Form 20-F
period 2002-12-31
ELBIT MEDICAL IMAGING LTD
filed 2003-06-30
CIK 1027662

COMMISSION FILE NO. 0-28996

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -----------------------
                                    FORM 20-F

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                            -----------------------

                           ELBIT MEDICAL IMAGING LTD.
             (Exact Name of Registrant as Specified in its charter)

                            -----------------------
                                     ISRAEL
                 (Jurisdiction of incorporation or organization)

                     13 MOZES STREET, TEL-AVIV 67442, ISRAEL
                    (Address of principal executive offices)

                            -----------------------
Securities registered or to be registered pursuant to Section 12(b) of the Act:

                              Title of each class:

                                      NONE

                   Name of each exchange on which registered:

                                      NONE

          Securities registered or to be registered pursuant to Section
                               12(g) of the Act:

                  ORDINARY SHARES, NIS 1.0 PAR VALUE PER SHARE

                            -----------------------

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                                      NONE

                            -----------------------

            Indicate the number of outstanding shares of each of the
               issuer's classes of capital or common stock as of
             the close of the period covered by the annual report:
                 23,146,820 SHARES, NIS 1.0 PAR VALUE PER SHARE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                            YES |X|        NO |_|

      Indicate by check mark which financial statement item the registrant has elected to follow.

                                            ITEM 17 |_|    ITEM 18 |X|

                                TABLE OF CONTENTS

                                                                            Page

              Inclusion of information about Elscint Limited...................1
ITEM 1.       Identity of Directors, Senior Management and Advisors............1
ITEM 2.       Offer Statistics and Expected Timetable..........................1
ITEM 3.       Key Information..................................................1
ITEM 4.       Information on the Company......................................19
ITEM 5.       Operating and Financial Review and Prospects....................54
ITEM 6.       Directors, Senior Management and Employees......................74
ITEM 7.       Major Shareholders and Related Party Transactions...............81
ITEM 8.       Financial Information...........................................84
ITEM 9.       Offer and Listing...............................................90
ITEM 10.      Additional Information..........................................91
ITEM 11.      Quantitative and Qualitative Disclosure
              About Market Risks.............................................107
ITEM 12.      Description of Securities Other than Equity Securities.........115
ITEM 13.      Defaults, Dividend Arrearages and Delinquencies................115
ITEM 14.      Material Modifications to the Rights of Security
              Holders and Use of Proceeds....................................115
ITEM 15.      Controls and Procedures........................................115
ITEM 16.      [Reserved].....................................................116
ITEM 17.      Financial Statements...........................................116
ITEM 18.      Financial Statements...........................................116
ITEM 19.      Exhibits.......................................................117


                                      (ii)

CURRENCY TRANSLATION

         For the reader's convenience, some financial information has been translated from New Israeli Shekels ("NIS") to the U.S. dollar ("$" or U.S. dollar), using the representative exchange rate as published by the Bank of Israel as of December 31, 2002 ($1.00 = NIS 4.737). The dollar amounts reflected in these convenience translations should not be construed as representing amounts that actually can be received or paid in dollars or convertible into dollars (unless otherwise indicated), nor do such convenience translations mean that the NIS amounts (i) actually represent the corresponding dollar amounts stated, or (ii) could be converted into dollars at the assumed rate. The Federal Reserve Bank of New York does not certify for customs purposes a buying rate for cable transfers in NIS. Therefore all information about exchange rates is based on the Bank of Israel rates.

INCLUSION OF INFORMATION ABOUT ELSCINT LIMITED

         We have included in this annual report certain information about our subsidiary, Elscint Limited ("Elscint"), an Israeli company listed on the New York Stock Exchange. Such information is taken from Elscint's annual report on Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission (the "SEC") on June 30, 2003 and should not be deemed as representing full and complete information about Elscint. For more information about Elscint's operations, please refer to Elscint's annual report.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Information not required in an Annual Report on Form 20-F

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Information not required in an Annual Report on Form 20-F

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

         The selected financial data of Elbit Medical Imaging Ltd. and its subsidiaries (together, "EMI," the "Company," "our Company," "we" or "us") is found in our 2002 Consolidated Financial Statements and is set forth below in table format. The 2002 Consolidated Financial Statements were prepared in accordance with Israeli generally accepted accounting principles ("GAAP"), and audited by Brightman Almagor & Co., a firm of certified public accountants in Israel and a member of Deloitte & Touche ("Brightman Almagor"). We are providing you with a copy of the 2002 Consolidated Financial Statements, related notes and other financial information included therein, which you should read together with the following table. Since October 1, 1999, EMI's functional currency is the NIS.

         The 1999, 2000, 2001 and 2002 information is presented in NIS. A convenience translation to U.S. dollars is presented for 2002. The data presented in this report includes information for 1998, which has been translated to NIS from its original presentation in previous reports in U.S. dollars.

         Our consolidated financial statements have been prepared in accordance with Israeli GAAP, which differs in significant respects from U.S. GAAP. We have summarized principal differences relevant to us between Israeli GAAP and U.S. GAAP in Note 26 to our consolidated financial statements included in Item 18 of this annual report. You should read the information in the following tables in conjunction with "Operating and Financial Review and Prospect" and the consolidated financial statements and Notes to the consolidated financial statements included in Item 18 of this annual report.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                  FOR THE YEAR ENDED DECEMBER 31
                                                      2002    2002 (1)   *2001 (1)  *2000 (2)   *1999 (2)   1998 (3)

                                               CONVENIENCE
                                               TRANSLATION
                                                       US $        NIS         NIS        NIS         NIS        NIS
                                                  THOUSANDS  THOUSANDS   THOUSANDS  THOUSANDS   THOUSANDS  THOUSANDS
  REVENUES
  Commercial-centers operations                   60,195     285,151     134,752      28,117          --          --
  Hotel operations and management                 44,468     210,650     141,901     108,089      27,765          --
  Long-term projects                                 325       1,538      10,223      20,367          --          --
                                               ---------------------------------------------------------------------
                                                 104,988     497,339     286,876     156,573      27,765          --
                                               ---------------------------------------------------------------------
  COSTS OF REVENUES
  Commercial-centers operations                   32,274     152,887      67,926      12,917          --          --
  Hotel operations and management                 41,673     197,407     128,653      93,050      25,670          --
  Long-term projects                                 300       1,419       7,452      18,245          --          --
                                               ---------------------------------------------------------------------
                                                  74,247     351,713     204,031     124,212      25,670          --
                                               ---------------------------------------------------------------------
  GROSS PROFIT                                    30,741     145,626      82,845      32,361       2,095          --
  Initiation costs of projects                     3,578      16,949       5,969       2,819          --          --
  Research and development expenses, net           6,122      29,001      24,663      26,566      31,721          --
  Marketing  and selling expenses                  6,036      28,591       8,469       2,257          --          --
  General and administrative expenses             18,938      89,711      63,456      55,026      55,466      13,023
                                               ---------------------------------------------------------------------
                                                  34,674     164,252     102,557      86,668      87,187      13,023
                                               ---------------------------------------------------------------------

  OPERATING LOSS BEFORE FINANCIAL INCOME, NET     (3,933)    (18,626)    (19,712)    (54,307)    (85,092)    (13,023)
  Financial income (expenses), net                (1,171)     (5,545)    103,510      33,189      64,192      38,592
                                               ---------------------------------------------------------------------
  OPERATING INCOME (LOSS) AFTER FINANCIAL
    INCOME (EXPENSES), NET                        (5,104)    (24,171)     83,798     (21,118)    (20,900)     25,569


  Other income (expenses), net                     2,045       9,687      34,731     (15,899)      9,664          --
                                               ---------------------------------------------------------------------
  INCOME (LOSS) BEFORE INCOME TAXES               (3,059)    (14,484)    118,529     (37,017)    (11,236)     25,569
  Income taxes                                     4,671      22,128      13,857      18,907       9,047       2,784
                                               ---------------------------------------------------------------------
  INCOME (LOSS) AFTER INCOME TAXES                (7,730)    (36,612)    104,672     (55,924)    (20,283)     22,785
  Equity in earnings (losses) of investee
    companies, net                                  (624)     (2,962)     (9,899)     (3,303)        832      16,387
  Minority-interest in results of
    subsidiaries, Net                              5,269      24,960      (6,029)     15,161     (11,428)    (14,911)
                                               ---------------------------------------------------------------------
  INCOME (LOSS) FROM CONTINUING OPERATIONS        (3,085)    (14,614)     88,744     (44,066)    (30,879)     24,261
  Income (loss) from discontinued
    operations, net                               11,780      55,804      19,119      28,341     (20,963)    421,763
                                               ---------------------------------------------------------------------
  NET INCOME (LOSS) FOR THE YEAR                   8,695      41,190     107,863     (15,725)    (51,842)    446,024
                                               =====================================================================
  EARNINGS (LOSS) PER SHARE - (IN NIS)
  Basic EPS:
  From continuing operations                       (0.14)      (0.66)       4.00       (1.99)      (1.40)       1.12
  From discontinued operations                      0.52        2.50        0.86        1.28       (0.94)      19.59
                                               ---------------------------------------------------------------------
  Earnings (loss) per share                         0.38        1.84        4.86       (0.71)      (2.34)      20.71
                                               ---------------------------------------------------------------------
  Diluted EPS                                       0.36        1.75        4.08
                                               =====================================================================

                 * Reclassified - see Note 23A to the financial
                     statements included in Item 18 below.

----------
1  Audited by Brightman Almagor.

2 Audited by Brightman Almagor and Somech Chaikin - a firm of certified public accountants in Israel and a member of KPMG International, who were joint auditing accountants with Brightman Almagor during these years ("Somech Chaikin").

3 Audited by Luboshitz Kasierer & Co., a firm of certified public accountants in Israel and an affiliate of Ernst & Young.


INCOME STATEMENT DATA
AS PER U.S. GAAP (*):
DATA IN NIS ADJUSTED AS AT 12/2003                                             YEAR ENDED DECEMBER 31,
                                                                          -------------------------------

                                                           CONVENIENCE
                                                           TRANSLATION          2002          2001 (**)        2000 (**)
                                                           DECEMBER 31, 2002

                                                                   $                          ADJUSTED NIS
   A) NET INCOME (LOSS) AND COMPREHENSIVE INCOME:

   Net (loss) according to U.S. GAAP (in
   thousands)                                                 5,970           28,279          (21,518)         (25,307)

   Total comprehensive income (loss) (in thousands)
   according to U.S. GAAP                                    30,845          146,115           16,689          (12,127)

   Basic (loss) per ordinary share as per
   U.S. GAAP                                                   0.26             1.26            (0.96)           (1.14)

   Diluted loss per ordinary share as per U.S. GAAP           (0.29)           (1.38)           (0.98)           (1.14)

   Weighted average of number of shares and share
   equivalents under U.S. GAAP (thousands)                   22,337           22,337           22,224           22,087



(*) For further information as to the main differences between Israeli and U.S. GAAP, as applicable to the Company's financial statements, see Note 26 to the attached financial statements, included in Item 18 below.
(**) Restated - see Note 26A(8) to the financial statements included in Item 18 below.

SELECTED BALANCE SHEET DATA** (INCLUDING AS PER U.S. GAAP):

                                                                                             DECEMBER 31,
                                                 2002            2002         *2001             *2000         *1999         *1998
                                              CONVENIENCE
                                              TRANSLATION         NIS          NIS               NIS           NIS           NIS
                                              US$ THOUSANDS    THOUSANDS    THOUSANDS         THOUSANDS     THOUSANDS     THOUSANDS
   Current Assets                                 217,638     1,030,964     1,153,946           870,317     1,401,003     2,229,205
   Long term investments and receivables           96,507       457,162       486,218           581,744       544,999            --
   Hotels, commercial centers and other
      fixed assets                                880,188     4,169,532     2,913,040         1,881,456       791,467        18,682
   Other assets and deferred expenses              15,712        74,427        61,760            40,480        28,322        23,491
   Assets related to discontinued
      operations                                   24,094       114,135       203,190           309,998       312,408       642,878
                                                -----------------------------------------------------------------------------------
   Total                                        1,234,137     5,846,220     4,818,154         3,683,995     3,078,199     2,914,256


   Current Liabilities                            409,120     1,938,038     1,643,513         1,039,297       749,164       473,290
   Long-term liabilities                          468,243     2,218,112     1,474,722         1,120,049       511,765        49,110
   Liabilities related to discontinued
      operations                                   23,669       112,120       258,731           271,687       433,534       820,446
   Minority interest                              104,710       496,020       506,810           476,941       493,958       482,123
   Shareholders' equity                           228,395     1,081,930       934,378           776,021       889,778     1,089,287
                                                -----------------------------------------------------------------------------------

   Total                                        1,234,137     5,846,220     4,818,154         3,683,995     3,078,199     2,914,256

   Total assets according to U.S. GAAP          1,292,666     6,123,361     4,864,612(**)     3,704,296     3,376,956     2,914,256
   Total liabilities according to U.S. GAAP     1,084,599     5,137,748     4,031,945(**)     2,930,024     2,488,656     1,824,969

   Total shareholders equity according to
      U.S. GAAP                                   208,067       985,613       832,667(**)       774,272       888,300     1,089,287
-----------------------------------------------------------------------------------------------------------------------------------

(*) Reclassified - see note 23A to the financial statements included in Item 18 below.
(**) Restated - see Note 26A(8) to the financial statements included in Item 18 below.

EXCHANGE RATES

         The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 4.373 to the dollar on May 31, 2003. The exchange rate has fluctuated during the six months of December 2002 through May 2003 from a high of NIS 4.924 to the dollar to a low of NIS 4.373 to the dollar. The high and low exchange rates between the NIS and the U.S. dollar during the six months of December 2002 through May 2003, as published by the Bank of Israel, were as follows:

MONTH                       HIGH                     LOW
--------------------------- ------------------------ ------------------------
                            1 U.S. dollar =          1 U.S. dollar =
--------------------------- ------------------------ ------------------------

December 2002               4.791 NIS                4.632 NIS
January 2003                4.898 NIS                4.769 NIS
February 2003               4.924 NIS                4.810 NIS
March 2003                  4.858 NIS                4.687 NIS
April 2003                  4.671 NIS                4.521 NIS
May 2003                    4.577 NIS                4.373 NIS

         The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years was as follows:

PERIOD                                                EXCHANGE RATE

January 1, 1998 - December 31, 1998                   3.810 NIS/$1
January 1, 1999 - December 31, 1999                   4.154 NIS/$1
January 1, 2000 - December 31, 2000                   4.067 NIS/$1
January 1, 2001 - December 31, 2001                   4.219 NIS/$1
January 1, 2002 - December 31, 2002                   4.738 NIS/$1


FORWARD LOOKING STATEMENTS

         This annual report on Form 20-F contains "forward-looking" statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended (the "1934 Act") (collectively, the "Safe Harbor Provisions'"). These are statements that are not historical facts and include statements about our beliefs and expectations. These statements contain potential risks and uncertainties, and actual results may differ significantly. Forward-looking statements are typically identified by the words "believe," "expect," "intend," "estimate" and similar expressions. Such statements appear in this annual report and include statements regarding the intent, belief or current expectation of EMI or its directors or officers. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth below under the caption "Risk Factors" (we refer to these factors as "Cautionary Statements"). Any forward-looking statements contained in this annual report speak only as of the date hereof, and we caution potential investors not to place undue reliance on such statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

RISK FACTORS

         We have made some statements in this annual report about our future activities that may or may not come true. Factors, over which we have no or limited control, may affect our actual performance and results of operations and may cause them to be different from what we present to you in this Annual Report.

         Our statements in this Annual Report are accurate to the best of our knowledge and belief as of the date of this document is filed with the SEC. We take no responsibility to publicly update or revise such statements.

         EMI's activities are divided into three principal fields: (i) shopping and entertainment malls; (ii) the hotel business conducted by Elscint; and (iii) holdings in venture capital investments, primarily the image guided treatment business through our subsidiary InSightec - Image Guided Treatment Ltd. ("InSightec"), and investments by Elscint in bio-technology companies. EMI is subject to risks in all of these fields of activity.

RISKS RELATING TO THE SHOPPING AND ENTERTAINMENT MALLS BUSINESS

         SUITABLE LOCATIONS ARE CRITICAL TO THE SUCCESS OF A SHOPPING AND ENTERTAINMENT MALL

         The choice of suitable locations for the development of the shopping and entertainment mall projects is an important factor in the success of the individual projects. Ideally, such sites should be located: (i) within the city center, with well-developed transportation infrastructures (road and rail) in close proximity to facilitate customer access; and (ii) within a local area with sufficient population to support the malls. We cannot be certain that we will be able to find sites in the target cities which meet these criteria, either at all or at viable prices.

         ZONING   RESTRICTIONS  AND  LOCAL  OPPOSITION  CAN  DELAY  OR  PRECLUDE
         CONSTRUCTION OF A MALL

         Sites which meet our criteria must be zoned for commercial activities of the type contained in shopping and entertainment malls. In those instances where the existing zoning is not applicable or in which the zoning has yet to be determined, it will be necessary to apply for and obtain required zoning classifications. This procedure may be protracted, particularly in countries where the bureaucracy is cumbersome and inefficient, and we cannot be certain that it will be completed with sufficient speed to enable the malls to open ahead of the competition or at all. Opposition by local residents to zoning and/or building permit applications may also cause considerable delays.

         THE LEGAL AND GOVERNMENTAL ENVIRONMENT IN EASTERN EUROPE MAY NOT BE HOSPITABLE TO US

         The civil law legal system in many Eastern European countries is in some instances rigid and slow to adapt itself to the requirements of a western-orientated business operation. Some, but not all, countries in the former communist bloc have been slow to adapt their commercial codes to accommodate western business practices, and some legal and commercial concepts and instruments which are customary in the west are either not recognized by, or are contrary to, local laws.

         In some Eastern European countries, the bureaucracy is cumbersome and inefficient. This presents certain risks, particularly in determining the validity of our title to the sites to be acquired for project development, and in the registration of title acquired by us under contract. In addition, obtaining the necessary permits, including building permits and operation permits, may be delayed due rigid bureaucratic procedures.

         WE DEPEND ON SUBCONTRACTORS TO CONSTRUCT OUR MALLS

         We rely on subcontractors for all of our construction and development activities. We cannot be certain that we will be able to enter into subcontracting arrangements on terms acceptable to us or at all. The competition for the services of quality subcontractors may cause delays in construction and subcontracting arrangements may be on less favorable terms than would otherwise be available, which may result in increased development and construction costs. By relying on subcontractors we become subject to a number of risks relating to these entities, such as quality of performance, work ethics, performance delays, construction defects and the financial stability of the subcontractors. A shortage of workers would have a detrimental effect on us and our subcontractors and hence on our ability to conclude the construction phase on time and within budget. We generally require our subcontractors to provide bank guarantees in our favor to financially secure their performance. In the event the subcontractor fails to perform, the bank guarantees provide a monetary payment to us; however, the guarantees do not obligate the subcontractors to complete the project and may not adequately cover our costs of completing the project or the lost profits during the period while alternative means of completing the project are sought.

         COMPETITION IS INCREASING RAPIDLY IN EASTERN EUROPE

         The retail and entertainment industry in Eastern Europe is rapidly becoming more competitive, with a number of developers (particularly from Germany and France) becoming active in our target areas. While their activities in the past have tended to concentrate on "power-centers," the shopping and entertainment mall concept we promote is gaining increasing popularity due to its potentially high yields. Developers compete not only for patrons, but also for desirable properties, financing, raw materials, qualified contractors, experienced system consultants, expert marketing agents and skilled labor. The public bidding process is subject to intense competition and some of our competitors have longer operating histories and greater resources than us, all of which may limit our ability to obtain such projects. There can be no assurance that we will be successful in winning tenders which we bid for or which are awarded pursuant to fixed price tenders or will otherwise continue to be successful in competing in Eastern European.

         WE WILL REQUIRE ADDITIONAL FINANCING TO EXPAND

         The industry in which we compete is capital intensive and requires substantial up-front expenditures for land acquisition, development and construction costs. Accordingly, we require substantial amounts of cash and construction financing from banks for our operations. We cannot be certain that such external financing would be available on favorable terms or at all. In addition, construction loan agreements generally permit the draw down of the loan funds against the achievement of pre-determined construction and space leasing milestones. If we fail to achieve these milestones, the availability of the loan funds may be delayed, thereby causing a further delay in the construction schedule. If we are not successful in obtaining financing to fund our planned projects and other expenditures, our ability to undertake additional development projects may be limited and our future profits and results of operations could be materially adversely affected.

         We regularly obtain construction loans from banks (including guarantees) for our development projects. The availability and terms upon which such financing may be obtained are material to our operations and there can be no certainty that such financing, if available, will be on terms acceptable to us. Furthermore, fluctuations in interest rates may adversely affect the terms of financing available from banks.

         DELAYS IN THE COMPLETION OF CONSTRUCTION PROJECTS COULD AFFECT OUR SUCCESS

         An important element in the success of our shopping mall projects is the short construction time (generally 8 to 12 months from the receipt of building permits, depending on the size of the project), and our ability to open the malls ahead of competition, particularly in cities which do not have shopping and entertainment malls of the type constructed by us. This makes us subject to a number of risks relating to these activities including delays in obtaining zoning and other approvals, the unavailability of materials and labor, the abilities of sub-contractors to complete work competently and on schedule, the surface and subsurface condition of the land underlying the project, environmental uncertainties, extraordinary circumstances or acts of god as well as ordinary risks of construction that may hinder or delay the successful completion of a particular project. In addition, under our development contracts, we have deadlines for most of our projects (subject to limited exceptions). If construction of a project does not proceed in accordance with our schedule, we may in some instances be required to pay penalties based on the extent and time of the delay. The failure to complete a particular project on schedule or on budget may have a material adverse effect on our business, prospects, results of operations or financial condition.

         WE MAY BECOME DEPENDENT ON CERTAIN SUPPLIERS

         The building industry may from time to time experience fluctuating prices and shortage in the supply of raw materials as well as shortages of labor and other materials. The failure to obtain sufficient amounts of raw materials and to retain efficient employees on terms acceptable to us may result in a material adverse effect on the results of our operations.

         WE ARE DEPENDENT ON ENGAGING THIRD PARTIES TO ENTER INTO LEASE AGREEMENTS, AND ON OBTAINING AND RETAINING ATTRACTIVE HIGH CUSTOMER TRAFFIC LOCATIONS

         We are dependent on our ability to engage third parties to enter into new leases and renew existing leases on favorable terms and may find it more expensive to engage such third parties to enter into such leases during periods when market rents are increasing, or when general consumer activity is decreasing. If a significant portion of our existing leases were to expire during such a period, we may experience a decline in rental incomes, or find it more expensive to continue to operate the shopping and entertainment malls. We seek agreements in principal with anchor tenants (such as the operators of movie theaters, supermarkets, department stores, electrical appliances stores and video and gaming arcades), either generally or on a property-by property basis, prior to entering into a formal lease. The termination of a lease by any anchor tenant may materially adversely affect the Company. The failure of an anchor tenant to abide by these agreements may cause delays, result in a decline in rental incomes (temporary or long term) and may create difficulties in finding a suitable replacement tenant.

         OUR RESULTS OF OPERATIONS FLUCTUATE DUE TO THE SEASONALITY OF OUR BUSINESS

         A weak holiday shopping season (generally, the Christmas and Easter seasons) may adversely affect our profitability. The annual revenues and earnings of the tenants that lease space in our shopping and entertainment malls are substantially dependent upon the amount of patron traffic, both generally and particularly during peak shopping periods. As a result, changes in the level of traffic in shopping and entertainment malls during this period have a disproportionate effect on the annual results of operations of the entities that lease space in our shopping and entertainment malls, which may affect their ability to meet their rental obligations.

         GENERAL ECONOMIC CONDITIONS IN A REGION WILL AFFECT OUR TENANTS

         If an economic recession occurs, the demand and rents for neighborhood and community shopping and entertainment malls could decline and adversely affect our financial condition and results of operations. Our financial condition and results of operations could also be adversely affected if our tenants are unable to make lease payments or fail to renew their leases.

         ENVIRONMENTAL ISSUES ARE BECOMING OF INCREASING SIGNIFICANCE IN EASTERN EUROPE

         There is increasing awareness of environmental issues in Eastern Europe. This may be of critical importance in areas previously occupied by the Soviet Army. While we generally insist upon receiving an environment report as a condition for purchase, or alternatively conduct environmental tests during our due diligence investigations, we cannot be certain that all sites acquired will be free of environmental pollution. Should that eventuality arise, it will adversely affect our ability to construct, develop and operate the shopping and entertainment mall on the relevant site, and may cause us to suffer expenses needed to clean up the polluted site.

RISKS RELATING TO THE HOTEL BUSINESS OF ELSCINT

         We have summarized below certain material risk factors relating to Elscint's hotel business. For full information as to the risks involved in Elscint's operations, please refer to Elscint's annual report on Form 20-F for the year ended December 31, 2002.

         THE LODGING INDUSTRY MAY BE AFFECTED BY ECONOMIC CONDITIONS, OVERSUPPLY, TRAVEL PATTERNS, WEATHER AND OTHER CONDITIONS BEYOND ELSCINT'S CONTROL WHICH MAY ADVERSELY AFFECT ELSCINT'S BUSINESS AND RESULTS OF OPERATIONS

         The lodging industry may be adversely affected by changes in national or local economic conditions and other local market conditions. Elscint's hotels in Johannesburg, Budapest and Bucharest may be subject to the risk of oversupply of hotel rooms, as well as risks resulting from economic instability and political uncertainty. Elscint is subject to various risks related to Elscint's operations in Europe, including economic and political instability, political and criminal corruption and the lack of experience and unpredictability of the civil justice system. Other general risks that may affect Elscint's hotel business are changes in travel patterns, extreme weather conditions, changes in governmental regulations which influence or determine wages, workers union activities, land acquisition prices or construction costs, changes in interest rates, the availability of financing for operating or capital needs, or changes in real estate tax rates and other current operating expenses.

         COMPETITION IN THE LODGING INDUSTRY COULD HAVE A MATERIAL ADVERSE EFFECT ON ELSCINT'S BUSINESS AND RESULTS OF OPERATIONS

         The hotel business is highly competitive, particularly in those areas where there is an over-supply of rooms. Competitive factors within the industry include:

         o    convenience of location and accessibility to business centers;

         o    room rates;

         o    quality of accommodations;

         o    name recognition;

         o    quality and nature of service and guest facilities provided;

         o    reputation;

         o    reservation systems; and

         o    the supply and availability of alternative lodging.

         Elscint intends to develop or acquire most of its hotels in geographic locations where other hotels are or may be located. Many of these competitors have greater financial resources and better brand name recognition than Elscint does, and may have more established relationships with prospective franchisers, representatives in the construction industry and other parties engaged in the lodging industry. We cannot be sure that new or existing competitors of Elscint will not significantly reduce their rates or offer greater convenience, services or amenities or significantly expand or improve hotels in the markets in which Elscint currently or may subsequently compete, thereby materially adversely affecting Elscint's business and results of operations.

         ACQUIRING, DEVELOPING AND RENOVATING HOTELS INVOLVES SUBSTANTIAL RISKS, AND ELSCINT CANNOT BE CERTAIN OF THE SUCCESS OF ANY FUTURE PROJECTS

         Part of Elscint's growth strategy is to develop new hotels and to acquire and redevelop old or under-performing hotels. Acquiring, developing and renovating hotels involves substantial risks, including:

         o costs exceeding Elscint's budget or amounts agreed to with contractors, because of several factors, including delays in completion of construction;

         o competition for acquisition of suitable development sites from competitors which may have greater financial resources;

         o    the failure to obtain zoning and construction permits;

         o    unavailability of financing on favorable terms;

         o the failure of Elscint's hotels to earn profits sufficient to service debt incurred in construction or renovation, or at all;

         o    labor and workers' union legal requirements;

         o    relationships with and performance by contractors;

         o    changes  in   governmental   rules,   regulations,   planning  and
              interpretations; and

         o    changes in general economic and business conditions.

         We cannot be certain that present or future development or renovation by Elscint will be successful. For successful growth, Elscint must be able to acquire hotels on attractive terms and integrate the acquired hotels into its existing operations. For acquired hotels Elscint must consolidate management, operations, systems, personnel and procedures, which may not be immediately possible due to collective labor agreements or other legal or operational obstacles. Any substantial delays or unexpected costs in this integration process could materially affect Elscint's business, financial condition or results of operations. We cannot be certain that Elscint's newly acquired hotels will perform as expected or that Elscint will be able to realize any cost savings.

         ELSCINT EXPECTS TO GROW INTERNALLY AND THROUGH ACQUISITIONS AND IT MAY NOT BE ABLE TO MANAGE SUCH GROWTH

         Elscint expects to grow internally and through acquisitions. Elscint expects to spend significant time and effort in (i) renovating or refurbishing existing hotels, (ii) identifying, completing and integrating acquisitions and
(iii) developing new properties. Any future growth in Elscint's business will impose significant added responsibilities on members of its management, including the need to identify, recruit and integrate new managers and executives. We cannot be certain that Elscint will be able to identify and retain additional management and other professional personnel with appropriate qualifications or at all.

         ELSCINT HAS SIGNIFICANT CAPITAL NEEDS AND ADDITIONAL FINANCING MAY NOT BE AVAILABLE

         The development, renovation and maintenance of hotels are capital intensive. As part of Elscint's growth strategy it intends to acquire, renovate and redevelop additional hotels and to develop new hotels. To pursue this strategy, Elscint will be required to obtain additional capital in the future to meet its expansion plans. In the past Elscint financed its growth through bank loans at prevailing market rates. (See "Item 5 - Operating and Financial Review and Prospects - Loans - Elscint"). In addition, in order for its hotels to remain competitive they must be maintained and refurbished on an ongoing basis. Elscint may obtain needed capital from cash on hand, including reserves, cash flow from operations or from financing, including borrowing from banks and others. Elscint may also seek financing from other sources or enter into joint ventures and other collaborative arrangements in connection with the acquisition or development of hotel properties. We cannot be certain that Elscint will be able to raise any additional financing on advantageous terms on a timely basis, which may affect its ability to construct or acquire additional hotels, and Elscint may experience delays in its planned renovation or maintenance of its hotels.

         ELSCINT'S MANAGEMENT AGREEMENTS MAY RESTRICT ITS HOTEL BUSINESS AND ITS MAINTENANCE, AND MAY BE TERMINATED

         All of the operating hotels in which Elscint has an interest (other than the Shaw Park Plaza Hotel) are either directly or indirectly operated under management agreements with Park Plaza Hotels Europe, Ltd. ("Park Plaza").

         Park Plaza is the franchisee for certain territories under territorial license and franchise agreements with Park Inn International Worldwide Hotel Group, which entitles Park Plaza to use the "Park Plaza" tradename. Elscint expects to derive substantial benefits from its strategic alliances with Park Plaza. However, any significant decline in the reputation of Park Plaza or in its ability to ensure the performance of Elscint's hotels at anticipated levels could adversely affect Elscint's results of operations. Also, if for any reason Park Plaza loses its principal franchise, Elscint will automatically lose its ability to use the Park Plaza name and other benefits, in which case Elscint may suffer in the areas of brand name recognition, marketing, and centralized reservations systems provided by Park Plaza, which, in turn, could materially affect Elscint's results of operations. Furthermore, we cannot be certain that Elscint will be able to obtain alternative management services of the same standard on similar or better terms. In addition, the agreement for each hotel usually contains specific standards for, and restrictions and limitations on, hotel operation and maintenance. These standards, restrictions and limitations may conflict with Elscint's priorities, and impose capital demands upon Elscint. In addition, Park Plaza may alter its standards or hinder Elscint's ability to improve or modify its hotels. In order to comply with Park Plaza's requirements, or alternatively to change a franchise affiliation for a particular hotel and disassociate itself from the "Park Plaza" tradename, Elscint may be forced to incur significant costs or make capital improvements.

         THE RESULTS OF OPERATIONS OF ELSCINT'S HOTEL DIVISION MAY BE ADVERSELY IMPACTED BY EXCHANGE RATE FLUCTUATIONS AND INFLATION

         The revenues of Elscint's hotel division, as well as its operating expenses, capital expenses and debt payments, are generally denominated in the currency in which each asset is located. Therefore, any fluctuations in the exchange rates between these currencies and the NIS may have an adverse effect on the reporting of the results of Elscint's hotel division as reflected in Elscint's Consolidated Financial Statements, which are reported in NIS. The reporting of Elscint's operations that do not have revenues and expenses in the same currency will be affected by currency fluctuations. While Elscint seeks to mitigate the impact on the results of its operations of a NIS devaluation (including by linking financing transactions specifically to the relevant operating currency), we cannot be certain that Elscint will be able to do so successfully.

         THE VALUE OF ELSCINT'S INVESTMENT IN THE HOTEL PROPERTIES IS SUBJECT TO VARIOUS RISKS RELATED TO OWNERSHIP AND OPERATION OF REAL PROPERTY

         Elscint's investment in the hotel properties is subject to varying degrees of risks related to the ownership and operation of real property. The intrinsic value of Elscint's hotels and income from the hotels may be materially adversely affected by:

         o changes in global and national economic conditions, including global or national recession;

         o    a general or local slowdown in the real property market;

         o political or natural events that may have a material adverse effect on the hotel industry;

         o    competition from other lodging facilities;

         o material changes in operating expenses, including real property tax systems or rates;

         o    changes in the availability, cost and terms of financing;

         o    the effect of present or future environmental laws;

         o    the ongoing need for capital improvements and refurbishments; and

         o    material changes in governmental rules and policies.

RISKS RELATING TO ELSCINT'S ENTERTAINMENT AND COMMERCIAL CENTER IN
HERZLIA, ISRAEL

         We have summarized below certain risk factors relating to Elscint's entertainment and commercial center. For full information as to such risks, please refer to Elscint's annual report on Form 20-F for the year ended December 31, 2002.

         THERE ARE MANY COMPETING ENTERTAINMENT AND COMMERCIAL CENTERS

         There are several entertainment and commercial centers in Israel in general, and specifically in the greater Tel Aviv area (which includes Herzlia). There are two operational shopping centers within approximately 1 to 3 miles from the location of Elscint's entertainment and commercial center. These other centers compete for customers as well as for third party retailers and operators to lease space in such centers. There can be no assurance that Elscint will be successful in competing with the other entertainment and commercial centers.

         ELSCINT IS DEPENDENT ON ENGAGING THIRD PARTIES TO ENTER INTO LEASE AGREEMENTS, AND ON OBTAINING AND RETAINING HIGH CUSTOMER TRAFFIC

         Elscint is dependent on its ability to induce food and commodity retailers and entertainment service providers to enter into leases for units in its entertainment and commercial center, or to renew existing leases on favorable terms. There is also active competition to attract tenants to commercial areas and other locations suitable for entertainment and commercial centers. The general economic recession in Israel may also deter businesses from entering into new lease agreements or renewing existing lease agreements, or from incurring the costs required to fit out their rented units in an acceptable manner. If a significant portion of Elscint's existing leases expire, Elscint may find it more expensive or less profitable to continue to operate its entertainment and commercial center.

         THE QUARTERLY RESULTS OF OPERATIONS OF THE ENTERTAINMENT AND COMMERCIAL CENTER MAY FLUCTUATE DUE TO THE SEASONALITY OF ITS BUSINESS AND GENERAL CONDITIONS IN ISRAEL

         A weak holiday shopping season would adversely affect the center's profitability. The annual revenues and earnings of the entities that have leased or will lease space in the entertainment and commercial center, as well as of prospective lessees, are substantially dependent upon the amount of traffic in Elscint's entertainment and commercial center during the holiday shopping periods, which may affect their ability to satisfy their rental obligations. As a result, changes in the level of traffic in Elscint's entertainment and commercial center during this period may have a disproportionate effect on the annual results of operations of the entities that lease space in Elscint's entertainment and commercial center, which may give rise to tenants going out of business, defaulting on their lease agreements or otherwise being unable to fulfill their obligations towards Elscint, which may have a material adverse effect on Elscint's business. In addition, patron traffic during the periods immediately following peak holiday seasons are traditionally slower. Furthermore, general economic recession in Israel, as well as the deteriorating security situation in the Middle East and terrorist attacks on civilian targets in Israel could cause a slowdown in customer traffic and consumer purchasing patterns.

         ACCESS TO THE COMMERCIAL AND ENTERTAINMENT CENTER MAY BECOME CONGESTED

         Vehicular access to the commercial and entertainment center is liable to be congested during peak periods. The main access route from the Tel Aviv-Haifa highway runs through a popular entertainment area which attracts numerous visitors, principally at night. The same area accommodates many office and commercial buildings which creates increased traffic flow at the beginning and end of the working day. The patrons of the commercial and entertainment center may encounter traffic congestion problems in reaching the center, which may adversely affect the number of customers visiting the center. Elscint is exploring various solutions designed to alleviate access difficulties (including the provision of shuttle services from the nearby Herzlia railway terminal).

         A DECISION OF AN ISRAELI COURT MAY CAUSE DELAYS IN THE GENERAL DEVELOPMENT OF THE PROJECT THAT INCLUDES ELSCINT'S ENTERTAINMENT AND COMMERCIAL CENTER

         An Israeli court has determined that the zoning plan applicable to the Herzlia Marina project permits the construction of resort units and not of residential units. This decision is not final and an appeal by various developers is still pending. While this issue does not directly affect Elscint's entertainment and commercial center, any delays in the general development of the project caused by the resolution of this matter may affect the flow of consumers to the area.

RISKS RELATING TO EMI'S HOLDINGS IN VENTURE CAPITAL OPERATIONS AND ELSCINT'S BIO-TECHNOLOGY INVESTMENT

         START-UP OPERATIONS MAY BE HIGH-RISK VENTURES

         Investments in start-up operations may involve high risks. These investments are generally directed at providing a bridge between the preliminary concept/proto-type stage and the manufacturing and marketing stages. Success of start-up investments is generally a function of the quality of management, success in tests carried out during the research and development phase, the quality of the product or service, its relative added value in the market and the timing of its launching. Start-up companies are subject to various risks generally encountered by new enterprises, including delayed or protracted research and development programs, acceptance of product in the market place, regulatory approvals and the need for additional financing which might not be available. While both EMI and Elscint use considerable efforts to investigate the integrity and potential of their investments, we cannot be certain that the professional assessments made at the time of investment as to the quality of the concept or the proto-type will prove correct, or that there will be an adequate return on investment, if at all, nor can we be certain that the timing of realizing the profits from the investments will be optimal.

         OUR AND ELSCINT'S INVESTMENTS IN START-UP COMPANIES ARE SPECULATIVE IN NATURE AND WE MAY NEVER REALIZE ANY REVENUES OR PROFITS FROM SUCH INVESTMENTS

         We cannot be certain that our and Elscint's investments in start-up companies will result in revenues or profits. Our and Elscint's success depends upon the ability to select start-up companies that are ultimately successful. As of the date of this report, none of the start-up companies in which we or Elscint invested has generated operating revenues sufficient to pay dividends to us. Economic, governmental, regulatory and industry factors outside our or Elscint's control affect each of such companies. If such companies do not successfully implement their business plans with the assistance of our or Elscint's experience and methodologies, then we will not be able to realize any profits from such investments. There are also material risks relating to the businesses of the companies in which we or Elscint invest. Accordingly, our and Elscint's ability to realize profits from such investments will be dependent upon the management and operations of the companies, the success of the research and development activities of such companies, the timing of the marketing of their products and numerous other factors beyond our or Elscint's control.

         DEVELOPMENT   PERIODS  OF  PRODUCTS  OR  MARKETABLE   SERVICES  MAY  BE
         PROTRACTED

         The period of time which may elapse between the initial stage and the stage of development of marketable products or services, especially in the field of bio-technology conducted by Gamida in which Elscint invests, may be protracted. Concept-to-market capability development may exceed five years in some instances, during which time substantial capital investments may be required. Unforeseen delays in the projected research and development timetable may cause additional delays. We cannot be certain that the products or services developed by the companies in which we or Elscint invest, once developed, will achieve the projected degree of market penetration, or that competitive products will not have reached the market prior thereto, nor can we be certain that the profits from such products or services will be adequate in light of the extent and period of the required investments.

         CLINICAL TESTING OF BIO-TECHNOLOGY AND MEDICAL DEVICE PRODUCTS UNDER DEVELOPMENT REQUIRES FDA APPROVAL

         Products in the bio-technology and the medical device field are subject to clinical tests, either in compliance with the requirements of the United States Food and Drug Administration (the "FDA") or the requirements of competent regulatory authorities in other countries where target markets are identified. In order to initiate clinical studies in humans, the prior approval of the regulatory authorities must be obtained. In some circumstances, applications to market such products may be denied, or the award of permission may be delayed. The inability of our or Elscint's investee companies to commence clinical studies in a timely manner may have a negative impact on their projected time-to-market factors. Failure to obtain such approvals could have a material adverse effect on the companies, and thus on our and Elscint's investments.

         In the event that our or Elscint's investee companies are unable to obtain such regulatory approvals in any potential market, then they will be unable to market their products. While we have no reason to believe that such approvals will not be obtained, it should be noted that they are a prerequisite to the marketing of the products of the investee companies in all of the major target markets.

         PHYSICIANS MAY NOT UTILIZE AND MAY OPPOSE NEW PRODUCTS OR TECHNOLOGIES OF OUR AND ELSCINT'S INVESTEE COMPANIES

         Certain products or services developed by any of our and Elscint's investee companies may fundamentally change the treatment of various medical conditions. Physicians may be reluctant to use such products or services, and may prefer to apply other methods of treatment. If such products or services are not utilized by physicians, our and Elscint's investments in the relevant investee companies may not materialize.

         THE PRODUCTS AND SERVICES OF OUR AND ELSCINT'S INVESTEE COMPANIES MAY FACE COMPETITION

         Products and services of our and Elscint's investee companies may face competition from alternative sources. There are various competitors in the fields in which our and Elscint's investee companies are engaged, many of whom have greater financial resources than our and Elscint's investee companies, and have well developed marketing networks which our and Elscint's investee companies currently lack. In addition, even if our and Elscint's investee companies begin to market their products prior to their competitors, neither we nor Elscint can be certain that competing products will not attain a significant market share. Finally, several competitors enjoy high brand name recognition, which our and Elscint's investee companies lack. (See "Item 4 - Information on the Company - Competition - EMI -Venture Capital Investments").

         OUR AND ELSCINT'S INVESTEE COMPANIES REQUIRE STRATEGIC PARTNERS TO MARKET THEIR PRODUCTS

         In order to penetrate the U.S. and European markets, it is essential to find well-positioned and well-known strategic partners with high brand name recognition in the market place. Such strategic partners would provide worldwide or extensive territorial marketing, sales and other services for the products of our and Elscint's investee companies. Failure to establish a strategic partnership of this type could have an adverse effect on the success of the products, since the lack of brand name recognition, geographical distance to important target markets and the lack of an established marketing and service infrastructure would severely hamper the efforts of our and Elscint's investee companies to achieve a significant and early market presence.

         OUR AND ELSCINT'S INVESTEE COMPANIES MAY BE REQUIRED TO DEFEND ANY POTENTIAL INFRINGEMENT OF THEIR PATENTS

         Infringement of the registered and pending patents of any of our or Elscint's investee companies by unauthorized competitors may result in competing products using the technology of our or Elscint's investee companies. While we expect our and Elscint's investee companies to vigorously challenge any such violations with all legal rights and processes available to them, neither we nor Elscint can be certain that such litigation will either be successfully concluded or concluded with sufficient expedition to mitigate the damage. In addition, the costs of pursuing these remedies is often high.

         THE PRODUCTS AND SERVICES OF OUR AND ELSCINT'S INVESTEE COMPANIES COULD INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, CAUSING COSTLY LITIGATION AND THE LOSS OF SIGNIFICANT RIGHTS

         Our and Elscint's investee companies are subject to the risk that others may assert claims that they have infringed the claimants' current or future intellectual property rights. Any claims, with or without merit, could be time-consuming, result in costly litigation, prevent or cause delays, in product shipment or require our or Elscint's investee companies to enter into royalty or licensing agreements, any of which could harm their business. Patent litigation in particular has complex technical issues and inherent uncertainties. In the event that an infringement claim against our or Elscint's investee companies is successful and they cannot obtain a license on acceptable terms or license a substitute technology or redesign their products to avoid infringement, their business could be harmed.

RISKS RELATING TO THE IMAGE GUIDED TREATMENT BUSINESS

         INSIGHTEC REQUIRES VOLUNTEERS TO TEST ITS PRODUCT UNDER DEVELOPMENT

         The principal product of InSightec is the ExAblate 2000, an MR guided Focused Ultrasound (FUS) system which has received regulatory approval for the treatment of uterine fibroids in Europe and Israel. The system is presently still undergoing clinical trials and beta-site testing for the uterine fibroids treatment in the U.S. as well as for several other clinical applications worldwide at various medical institutions in North America, Europe and Israel. In order to complete these trials in compliance with the FDA requirements, it is necessary to recruit volunteers to undergo the treatment offered by the new product, subject to the strict guidelines imposed by regulatory authorities. InSightec's inability to attract volunteers in sufficient numbers will result in delays in obtaining regulatory approvals, which may have an adverse impact on projected time-to-market factors.

         DELAYS IN OBTAINING REIMBURSEMENT BY HEALTH PROVIDERS FOR THE USE OF INSIGHTEC'S PRINCIPAL PRODUCT MAY ADVERSELY EFFECT INSIGHTEC'S ABILITY TO SELL THE PRODUCT IN EUROPE

         Although InSightec's principal product has been approved for the commercial treatment of uterine fibroids in Europe and Israel, any delays in the approval by the health providers in different countries of reimbursement for the use of such product may adversely affect InSightec's ability to sell the product as well as its, and therefore EMI's, results of operations.

         SURGEONS MAY NOT UTILIZE AND MAY OPPOSE INSIGHTEC'S NEW TECHNOLOGY

         The HIFUS product, applied in conjunction with magnetic resonance imaging systems, creates a product that may be described as a "thermal scalpel," which may be used by surgeons and interventional radiologists to non-invasively detect, monitor and destroy tissues and organs under direct real-time magnetic resonance image guidance. Although we believe that use of InSightec's product will fundamentally change the treatment of various medical conditions such as breast tumors, uterine fibroids and brain tumors, surgeons may be reluctant to use such technology, and instead elect to use current methods of treatment, which may result in our inability to realize our investment in InSightec.

         INSIGHTEC'S PRODUCT MAY FACE COMPETITION AND IT DOES NOT HAVE A RECOGNIZABLE BRAND NAME

         InSightec's product faces competition from alternative minimal invasive surgery (MIS) and competing HIFUS products. There are a number of competitors in these fields, although we are not aware of any that have reached InSightec's stage of clinical trials and beta-site testing and, to our knowledge, none have obtained regulatory approval. However, even if InSightec begins to market its product prior to its competitors, competing products may attain a significant market share. In addition, several competitors enjoy high domestic brand name recognition, which InSightec presently lacks.

         PATIENTS MAY SEEK LEGAL REDRESS IF TREATMENTS ARE UNSUCCESSFUL OR CAUSE BODILY HARM

         As the developer and manufacturer of the HIFUS system, InSightec may face claims for compensation in the event that treatments administered using the system are unsuccessful or cause bodily harm to patients. While InSightec adopts customary legal tools to limit its liability in such instances, an adverse judgement awarding actual or punitive damages could have a material adverse effect both on the financial standing of InSightec and on its ability to market its products.

RISKS RELATING TO ISRAEL

         SECURITY AND ECONOMIC CONDITIONS IN ISRAEL MAY AFFECT OUR OPERATIONS

         We are incorporated under Israeli law and our principal offices are located in Israel. Political, economic and security conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, various armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Israel signed a peace treaty with Egypt in 1979 and a peace treaty with Jordan in 1994. As of the date of this annual report, Israel has not entered into any peace agreement with Syria or Lebanon. Since 1993 several agreements have been signed between Israel and the Palestinians, but a final agreement has not been achieved. Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, characterized by terrorist attacks on civilian targets, suicide bombings and military incursions into areas under the control of the Palestinian Authority, all of which have adversely affected the peace process, placed the Israeli economy under significant stress, and have negatively influenced Israel's relationship with several Arab countries. In addition, some neighboring countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business. In addition, we could be adversely affected by the interruption or curtailment of trade between Israel and its trading partners, a significant increase in the rate of inflation, or a significant downturn in the economic or financial condition of Israel.

         MANY OF OUR DIRECTORS, OFFICERS AND EMPLOYEES ARE OBLIGATED TO PERFORM ANNUAL MILITARY RESERVE DUTY IN ISRAEL. WE CANNOT ASSESS THE POTENTIAL IMPACT OF THESE OBLIGATIONS ON OUR BUSINESS

         Our directors, officers and employees who are male adult citizens and permanent residents of Israel under the age of 49, including some of our directors and officers, are, unless exempt, obligated to perform annual military reserve duty and are subject to being called to active duty at any time under emergency circumstances. The deteriorating security situation in the Middle East has caused, and will continue to cause in the foreseeable future, a sharp increase in the army reserve obligations of those of our directors, officers and employees who are subject to such reserve duty obligations. Although we have operated effectively under these requirements in the past, including during recent hostilities with the Palestinians and the Iraq War, we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect of any increase or reduction of these requirements on us.

         AN INCOME TAX REFORM IN ISRAEL MAY ADVERSELY AFFECT OUR SHAREHOLDERS AND US

         Effective as of January 2003, the Israeli Parliament has enacted a wide ranging reform of the Israeli income tax system. These tax reforms have resulted in significant changes to the Israeli tax system, and may have adverse tax consequences for our shareholders and us. (See "Item 10 - Additional Information
- Taxation - Reform of Taxes on Income in Israel".)

         IT MAY BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST US AND OUR OFFICERS AND DIRECTORS OR TO ASSERT U.S. SECURITIES LAWS CLAIMS IN ISRAEL OR SERVE PROCESS ON US AND SUBSTANTIALLY ALL OF OUR OFFICERS AND DIRECTORS

         All of our executive officers and directors are non-residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Israeli court against us or any of those persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

         Notwithstanding the foregoing, Israeli courts may enforce a U.S. final executory judgment for liquidated amounts in civil matters, obtained after due process before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Israel) which recognizes and enforces similar Israeli judgments, provided that: (i) adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard; (ii) such judgment and the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the State of Israel; (iii) such judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; (iv) an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and (v) the judgment is no longer subject to a right of appeal.

         Foreign judgments enforced by Israeli courts generally will be payable in Israeli currency. The usual practice in Israel in an action to recover an amount in a non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in Israeli currency at the rate of exchange in effect on the date thereof. Under existing Israeli law, a foreign judgment payable in foreign currency may be paid in Israeli currency at the rate of exchange of such foreign currency on the date of payment or in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency will ordinarily be linked to the Israeli Consumer Price Index plus interest at the annual rate (set by Israeli regulations) prevailing at such time. Judgment creditors must bear the risk of unfavorable exchange rates.

         In April 1998, the Israeli government announced its intention to liberalize its foreign currency control regime by, in effect, permitting any foreign currency activity or transaction, except for certain restrictions on institutional investors and on some derivatives transactions of non-residents. For example, in May 1998, the Israeli government adopted regulations that replaced many of the restrictions on foreign currency transactions with the requirement that such transactions be reported to the Controller of Foreign Currency at the Bank of Israel. Over time, if enacted, this liberalization may ultimately include the NIS becoming a fully convertible currency. No assurance may be given that the Israeli government's intentions as announced will receive legislative or regulatory approval, that any such approvals will be received in any particular time frame or that the risks described above will be alleviated.

RISKS RELATING TO OPERATIONS IN EUROPE

         WE AND ELSCINT ARE SUBJECT TO VARIOUS RISKS RELATED TO OUR AND ELSCINT'S OPERATIONS IN EUROPE, INCLUDING ECONOMIC AND POLITICAL INSTABILITY, POLITICAL AND CRIMINAL CORRUPTION AND THE LACK OF EXPERIENCE AND UNPREDICTABILITY OF THE CIVIL JUSTICE SYSTEM.

         Many of the Eastern European countries in which we or Elscint operate are countries that until the last decade were allied with the former Soviet Union under a communist economic system, and they are still subject to various risks. For example, Romania, which is still economically and politically unstable, suffers from rapid devaluation of the Romanian Lei (local currency) against the U.S. dollar, political and criminal corruption, and lack of experience and unpredictability of the civil justice system. Romania continues to suffer from high unemployment, low wages, low literacy rates, and corruption. These risks could be harmful to us and are very difficult to quantify or predict.

         Although many governments of the European countries have liberalized policies on international trade, foreign ownership and development, investment, and currency repatriation to increase both international trade and investment, such policies might change unexpectedly. We and Elscint will be affected by the rules and regulations regarding foreign ownership of real and personal property. Such rules may change quickly and dramatically and thus may have an adverse impact on ownership and may result in a loss without recourse of our or Elscint's property or assets. Domestic and international laws and regulations, whether existing today or in the future, could adversely affect our and Elscint's ability to market and sell our or Elscint's products and could impair our and Elscint's profitability.

         With respect to Elscint's operations in Romania, any foreign company or litigant may encounter difficulty in prevailing in any dispute with, or enforcing any judgment against, the Romanian government or any of officers or directors under the Romanian legal system. If Elscint's ownership rights in the company that owns the Buchuresti Hotel complex are successfully challenged, this may affect Elscint's ability to obtain compensation for its original investment.

         Some countries, including Romania, may regulate or require governmental approval for the repatriation of investment income, capital or the proceeds of sales of securities by foreign investors. In addition, if there is a deterioration in a country's balance of payments or for other reasons, a country may impose temporary restrictions on foreign capital remittances abroad. This may adversely affect our and Elscint's ability to repatriate investment loans or to remit dividends.

         Many emerging countries have experienced substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had and may continue to have negative effects on the economies and securities markets of certain emerging countries. In addition, in an attempt to control inflation, price controls have been imposed at times in certain countries, which may affect our ability to increase our room rates.

         OUR  AND  ELSCINT'S   BUSINESSES  MAY  BE  IMPACTED  BY  EXCHANGE  RATE
         FLUCTUATIONS AND INFLATION

         The revenues of our shopping and entertainment malls division and Elscint's hotel division, as well as their operating expenses, capital expenses and debt payments are generally denominated in the currency in which each asset is located. Therefore, any fluctuations in the exchange rates between these currencies and the NIS may have an adverse effect on the reporting of our results as reflected in our Consolidated Financial Statements, which are reported in NIS. The reporting of our operations that do not have revenues and expenses in the same currency, will be affected by currency fluctuations. While we seek to mitigate the impact on us of a NIS devaluation (including by linking financing transactions specifically to the relevant operating currency), we cannot be certain that we will be able to do so successfully.

         In addition, to the extent that the rate of inflation in Israel is lower than the rate of devaluation of the NIS in relation to the dollar and certain other currencies or if inflation in Israel lags behind any devaluation, our results of operations may be adversely affected. In the early and mid-1990s, the inflation rate in Israel exceeded the rate of devaluation of the NIS against the dollar and certain European currencies. However, this trend was reversed during 1997 and 1999. A substantial devaluation of the NIS in relation to the dollar would substantially increase the cost of our future capital expenditures.

OTHER RISKS

         WE AND ELSCINT ARE SUBJECT TO VARIOUS LEGAL PROCEEDINGS THAT MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS

         Following the sale of substantially all of Elscint's assets in 1998, EMI and Elscint were served with various claims filed by former and (then) current shareholders and employees of Elscint in Israel and in the U.S. relating to the negotiations preceding the transactions and the transactions themselves. Some of the plaintiffs filed motions to certify the claims as class actions. In addition, certain other legal proceedings have been initiated against EMI and Elscint in connection with the change of control of both companies in May 1999, and the acquisition of Elscint's hotel businesses in September 1999, including motions to certify such claims as class actions (See "Item 8 - Financial
Information - Legal Proceedings"). Neither we nor Elscint can estimate the results of these proceedings. A determination against us or Elscint in some or all of the proceedings may materially adversely affect our and Elscint's operational results.

ITEM 4.  INFORMATION ON THE COMPANY.

BACKGROUND

         EMI was incorporated in 1996 and has a perpetual duration. Our executive offices are located at 13 Mozes Street, Tel-Aviv 67442, Israel. You may reach us by telephone at (972-3) 608-6010 or by fax at (972-3) 695-3080.

         EMI
         ---

         EMI is currently engaged in the following businesses:

         o    ownership,   through  a  wholly-owned  subsidiary,   of  operating
              shopping and entertainment malls in Europe;

         o    image guided treatment activities; and

         o    significant holdings in venture capital investments.

         ELSCINT
         -------

         Elscint is currently engaged in the following businesses:

         o ownership of operating hotels in Europe and elsewhere and of hotel projects that are presently under development, through subsidiary companies and jointly controlled companies;

         o ownership and operation, through a wholly-owned subsidiary, of an entertainment and commercial center in Herzlia, Israel; and

         o    investments in a bio-technology company.

SUMMARY

         EMI
         ---

         Following is a summary of our fields of operations:

         SHOPPING AND ENTERTAINMENT MALLS

         Through our wholly-owned subsidiary Plaza Centers (Europe) BV of The Netherlands ("Plaza Centers" or "PC"), we currently have an aggregate of 18 operating shopping and entertainment malls in Hungary (15) and in Poland (3), as well as an aggregate of 14 malls in various stages of development and planning in Hungary, Poland, the Czech Republic, Romania. Latvia and Greece. The rights to three of our Hungarian malls were acquired by us from a third party during 2002. During 2002, we completed the construction of additional malls.

         The  business   concept  and  growth   strategy  of  the  shopping  and
entertainment mall business include the following elements:

         o Site Location. Sites for the malls are chosen carefully for proximity to areas with large population concentrations, and with particular emphasis on the available transportation facilities that will service the malls. Where possible, the sites selected are within close proximity to metro, bus or tram lines and adjacent to major roads.

              PC's unique strategy lies in the launching of malls not only in the capital cities of the various countries where it operates, but also in the peripheral cities.

         o Market Penetration. The business concept is, generally, to develop the malls in cities where no western style shopping malls exist, to construct the malls as expeditiously as possible (generally between 8 to 12 months from receipt of building permits), and to open the malls to the public well ahead of any competing projects. Alternatively, in larger cities where competition is greater, emphasis is placed on location, tenant mix, critical density and expedited construction, in order to attain an advantage.

         o Entertainment. One of the most significant elements in the success of the malls is the emphasis on the entertainment facilities offered to patrons. In many instances, 10 screen cinema complexes featuring newly released movies provide a major attraction in regional cities where entertainment and leisure opportunities are limited. In addition, video arcades and electronic game rooms are popular with local residents, as are the food courts. In the larger facilities, an IMAX 3-D screen is sometimes included.

         o Anchor Tenants. Where possible, agreements in principle are reached with anchor tenants, either generally or for agreed space. This facilitates easier leasing of the critical anchor areas, which in turn makes the leasing of smaller areas easier and contributes towards obtaining financing for the construction.

         o Operation. Following opening, the malls are managed by a management company (wholly-owned subsidiary of PC), with know-how and expertise in marketing, promotions and ad hoc entertainment events to attract customers.

         Growth Strategy. Our growth strategy is to develop an extensive chain of shopping and entertainment malls bearing the "Plaza Centers" tradename throughout central and eastern Europe. Implementation of this strategy has already commenced with the opening of twelve operational malls in Hungary and three in Poland and the acquisition of three additional malls in Hungary, and with 14 additional projects in various stages of development in Hungary, Poland, the Czech Republic, Romania, Latvia and Greece. Additional target countries of Plaza Centers include Croatia, Slovakia, Slovenia, Ukraine and Lithuania. By establishing presence in these countries well ahead of its competitors, EMI plans to expand its network of malls throughout eastern and central Europe.

         HOLDINGS IN VENTURE CAPITAL INVESTMENTS

         InSightec - We maintain a significant investment in InSightec. The products developed by InSightec are designed to create, in effect, a virtual guided and controlled thermal scalpel, for use by surgeons and interventional radiologists to non-invasively detect, monitor and destroy tissues and organs under direct real-time MR image guidance. The products are evaluated for the coagulation of breast tumors and uterine fibroids, all under FDA Investigational Device Exemptions (IDEs). Our objective in this area is to become the market leader in Image Guided HIFUS, achieving a significant improvement in the quality and efficacy of the treatment while demonstrating cost effectiveness.

         Holdings in other venture capital investments - For information with respect to EMI's holdings in other venture capital investments, see " - The current businesses of EMI and Elscint - EMI - Holdings in Venture Capital Investment".

         ELSCINT
         -------

         Following is a summary of Elscint's businesses:

         HOTEL BUSINESS

         Elscint's business concept and growth strategy for its hotel business include the following key elements:

         o Elscint's hotels are generally situated in close proximity to major railway links into cities, such as the central railway station in Antwerp (situated close to the Astrid Park Plaza hotel) and Victoria railway station in London (situated close to the Victoria Park Plaza hotel), both of which stations are scheduled to accommodate the services of the train de grand vitesse (the "TGV"), when such services become operational in these areas.

         o Elscint's hotels offer convenient access to the local business districts, as well as attractive conference facilities.

         o Elscint's hotels make considerable efforts to offer personal services at a five-star level under the motto "The World's Friendliest Hotels," but at four-star level prices.

         o Elscint's hotels offer quality services and guest facilities to their patrons, with emphasis on advanced hi-tech services such as Internet connections in rooms and a fully-equipped business center with facsimile, photocopying services and e-mail and computer link-ups, as well as fitness centers, indoor swimming pools and saunas.

         o Elscint's hotels' principal target customer base is the business traveler and the tourist industry, both individuals and groups.

         o Elscint's hotels focus on strategic cooperation and affiliation with management companies with know-how and expertise in hotel management, which enables optimal use of a centralized reservation system, and which is beneficial due to the advantages of a unified management system that promotes the efficiency of the operation and control of hotels in diverse locations.

         o The development and implementation of an efficient cost management system in order to reduce overhead costs to a minimum.

         The goal of Elscint's hotel business is to acquire and manage four-star hotel properties which provide the business and vacation traveler with five-star quality accommodations, conveniently located near major transportation stations and commercial centers, at four-star hotel prices.

         Elscint's growth strategy for the hotel business is increasing the number of hotel rooms in both Western and Eastern Europe, with emphasis on those cities in which a shortage of rooms exists in general, such as London and Amsterdam, or where a shortage of quality rooms exists, such as Bucharest, with a view to attaining its ultimate goal of having a presence in most major European cities. This strategy is being implemented both by the acquisition and renovation of existing operational hotels and by the construction and development of new hotels on land purchased in optimal locations. Where appropriate, Elscint may draw on the experience and resources of its group affiliates to develop integrated projects which will include hotels, entertainment and commercial centers, and office facilities, subject to applicable restrictions.

         Each of Elscint's operating hotels has appointed Park Plaza as its management company. Park Plaza owns the franchise to the "Park Plaza" brand name in the Benelux countries, United Kingdom, various countries in Eastern Europe, South Africa and a number of countries in the Middle East. Park Plaza is responsible for the operation of the hotels, including the daily monitoring of each hotel's results and the supervision of the local management and staff. However, local management is employed by the respective company owning the hotel and not by Park Plaza, although Park Plaza does render hiring services.

         ENTERTAINMENT AND COMMERCIAL CENTER IN HERZLIA, ISRAEL

         Elscint's entertainment and commercial center is located in the heart of, and faces, the Herzlia Marina, which is one of the most prestigious land development projects in Israel. The principal features of Elscint's business strategy for the entertainment and commercial center include:

         o The creation of a distinctively aesthetic and architecturally pleasant structure, with emphasis on "customer friendliness", at a prime and unique location overlooking the Herzlia Marina and the shores of the Mediterranean Sea;

         o    An   aggressive   marketing   campaign   to   attract   recognized
              "brand-name" retailer and entertainment service provider tenants;

         o    Offering  a  wide  range  of  quality  entertainment   facilities,
              together with an impressive variety of retail opportunities;

         o    Providing ample parking facilities for patrons; and

         o An innovative and dynamic management program for the center designed to foster the interest of patrons.

         The Herzlia Marina project includes an anchorage for over 800 vessels, as well as Elscint's entertainment and commercial center and various other developments by unrelated third parties, all being constructed on approximately
1.46 million square feet of land which has been reclaimed from the sea.

         It is anticipated that the center will draw its customers from the northern parts of Greater Tel Aviv (including the northern satellite cities of Herzlia, Ra'anana and Kfar Sava) as well as the suburbs of northern Tel Aviv, attracting a potential customer base of approximately 1,500,000 to 2,000,000 residents. The center offers "brand name" retail outlets, a variety of entertainment and leisure activities, a food court with more fast and higher-end food establishments than in any other single building in Israel, a multi-screen cinema complex, a simulation facility, an active water-ride and a video game arcade. To promote customer traffic, the center will be administered and operated by an experienced management company, which will formulate a program designed to foster the interest and involvement of the patrons in the activities of the center, including special price reduction campaigns, entertainment and fashion events, lotteries, contests, etc. The entertainment and commercial center was opened to the public in June 2003. Through May 31, 2003, approximately 141,438 square feet of the entertainment and commercial center have been leased to various retailers, of which approximately 87,425 square feet have been leased to three anchor tenants, including an eight (8) screen cinema complex, a large retailer group and a pharmacy-perfumery.

         BIO-TECHNOLOGY INVESTMENTS

         Since its establishment in early 2000, Elscint Bio-Medical Ltd. ("EBM"), Elscint's bio-technology arm, has focused on investments in early stage bio-technology companies. During 2002, EBM expanded its investment in Gamida, but decided to postpone for the foreseeable future other planned investments in additional companies due to the slowdown in the Israeli economy and projected difficulties in raising financing for such businesses. Currently, EBM does not have any plans to expand its activities.

HIGHLIGHTS OF 2002

         During 2002 we continued to expand our shopping and entertainment malls business and the investments in the venture capital division. Elscint expanded its investments in the hotel and leisure industry, and sold its manufacturing facility in Ma'alot, Israel. The following were the highlights of our and Elscint's activities and other events relating to our businesses during 2002 and through May 31, 2003:

         EMI
         ---

              o Acquisition and renovation of Duna Plaza, Sopron Plaza and Nyir Plaza, three shopping and entertainment malls in Hungary;

              o FDA approval for Phase III studies of uterine fibroids granted to InSightec;

              o Agreements between InSightec and Brigham & Woman's Hospital and Haim Sheba Medical Center, for the establishment of MRI Guided HIFUS therapeutic centers;

              o Grant of Israeli Ministry of Health and other approvals for the commercial use of InSightec's system;

              o Receipt by InSightec of CE Marking Certification approval for use of InSightec's system in EC.

              o Signing of distribution and collaboration agreement between InSightec and a Japanese distributor;

              o   Exercise of warrants by a third party for shares in InSightec;

              o   Changing  our  investment  in  VCON   Telecommunications  Ltd.
                  ("VCON");

              o   Additional investment in Easyrun Ltd. ("Easyrun"); and

              o Acquisition of Dreamland Entertainment N.V.

         ELSCINT
         -------

         The following were the highlights of Elscint's business activities and investments during 2002 and through May 31, 2003:

              o The sale of the manufacturing facility in Ma'alot to an unrelated third party;

              o The long term lease of the hotel property located on Euston Road in London, England (previously Shaw Park Plaza) to an unrelated third party for a period of 25 years;

              o The close down of the Bucuresti Hotel in Bucharest, Romania for renovation and refurbishment;

              o The completion of renovation works at the Astrid Park Plaza hotel in Antwerp, Belgium and the commencement of construction of an oceanarium attraction within the facility;

              o   The payment of a dividend by the Company to its  shareholders;
                  and

              o The completion of the construction of the Entertainment and Commercial Center in Herzlia.

         EMI
         ---

         ACQUISITION OF DUNA PLAZA, SOPRON PLAZA AND NYIR PLAZA

         On February 25, 2002, PC and a wholly-owned Cypriot subsidiary of PC finalized the acquisition from an unrelated third party, for total consideration of Euro 47.2 million (approximately $49.6 million), of all of the capital stock of three Hungarian companies, each of which owns a shopping and entertainment mall in Hungary: Duna Plaza Kft., which owns the Duna Plaza Shopping Mall in Budapest; Sopron Plaza, which owns the Sopron Plaza Shopping Mall in Sopron, a city in western Hungary close to the Austrian border; and Nyiregyhaza Plaza Kft., which owns the Nyir Plaza Shopping Mall situated in the city of Nyiregyhaza in eastern Hungary, approximately 30 miles from the Ukrainian border. Duna Plaza Kft. was, at the time of the transaction, the owner of all of the rights in and to Sopron Plaza Kft. and Nyiregyhaza Plaza Kft. In addition to the purchase price, PC assumed a loan made previously to one of the companies in the amount of Euro 12.27 million (approximately $12.9 million).

         The foregoing transaction was subject to an adjustment in purchase price, which has not yet been finalized for technical reasons.

         PC and its Cypriot subsidiary financed this transaction by long term loans (See "Item 5 - Operating and Financial Review and Prospects - Loans - EMI").

         DEVELOPMENTS RELATING TO INSIGHTEC

         o In March 2002, InSightec received FDA approval for Phase III (pivotal) study on the treatment of uterine fibroids, using its technology of MRI guided High Intensity Focused Ultrasound (MRgHIFUS).

         The Phase III study will be performed at Brigham and Women's Hospital in Boston, the Mayo Clinic in Rochester, the Johns Hopkins Hospital in
Baltimore, the Saint Mary's Hospital in London, the Charite in Berlin, the Cochin Hotel in Paris, the Sheba Medical Center in Tel Aviv and the Hadassah Hospital in Jerusalem. InSightec estimates that commercial applications of the treatment will be available during 2004, subject to obtaining the required regulatory approvals.

         o In June 2002, InSightec signed an agreement with Brigham & Woman's Hospital in Boston ("BWH") for the establishment of an MR Image Guided High Intensity Focused Ultrasound (HIFUS) therapeutic center within the hospital. This outpatient treatment center combines a diagnostic 1.5T GE SIGNA(TM) MR imaging system and InSightec's ExAblate 2000(TM) focused ultrasound system. The center will enable InSightec and BWH researchers to extend their present level of collaboration on the ongoing clinical trials in the non-invasive treatment of uterine fibroids and breast fibroadenoma. It is anticipated that research activities at the center will commence by late 2003. Subject to obtaining the required regulatory approvals, the center is expected to become commercially operational during the course of 2004.

         o In June 2002, InSightec signed a principle agreement with the Haim Sheba Medical Center in Tel-Aviv, for the establishment of an MRI Guided HIFUS therapeutic center within the Sheba Medical Center. This custom designed outpatient treatment center combines a diagnostic 1.5.T GE SIGNATM MR imaging system and InSightec's ExAblate 2000. The center will enable InSightec's and Sheba Medical Center's researchers to extend their present level of collaboration on the ongoing clinical trials in the non-invasive treatment of uterine fibroids, breast fibroadenoma and breast cancer. The commercial operation of the center as well as further research works are expected to start during the second half of 2003.

         o In August 2002, InSightec received approval from the Israeli Ministry of Health for the commercial use of its ExAblate 2000(TM) system for treatment of Uterine Fibroids. Thereafter, in October 2002 InSightec received CE Marking Certification approval allowing the commercial use of the device in European Union countries as well as Switzerland, Norway, Iceland and Liechtenstein.

         o In February 2003, InSightec signed a Memorandum of Understanding ("MOU") with Ktec Corporation Inc. ("Ktec") for the exclusive distribution of MRgFUS systems in Japan. The MOU forms the basis of a three-year distribution agreement, within the framework of which Ktec will conduct all the regulatory, marketing and sales activities of InSightec in Japan, and shall provide technical and clinical support. The MOU determines minimum purchase requirements for each of the three years of the agreement, increasing annually, at a total value of approximately $36 million. Ktec will provide bank guarantees as security for the fulfillment of its obligations under the agreement. The MOU has been approved by the board of directors of InSightec, and is currently subject to the approval of the board of directors of Ktec and to the execution of a definitive distribution agreement.

         o In April 2003, a shareholder of InSightec (an unrelated third party) exercised certain warrants for the acquisition of 4.96% of the shares of InSightec, on a fully diluted basis, in consideration for $2.975 million. Following such exercise, such shareholder holds 19.8% of InSightec's outstanding capital stock (on a fully diluted basis). The exercise of such warrants reduced our holdings in InSightec to 53.78% (on a fully diluted basis).

         CHANGING OUR INVESTMENT IN VCON

         Within the framework of an investment agreement signed between VCON and Elbit Ultrasound Netherlands BV ("EUBV"), the Company's subsidiary, on January 15, 2002, the parties agreed to change the holdings of EUBV in VCON. Pursuant to such agreement, $2 million of a debenture for the amount of $4 million which was held by EUBV ("Original Debenture"), were converted into 2 million ordinary shares of VCON. In addition, a new convertible subordinated note in the principal amount of $2 million and bearing interest at 2% per year, was issued to EUBV (the "New Note"). Following such conversion and issuance, the Original Debenture was cancelled. The New Note has a five-year maturity term and is convertible, in whole or in part, at the option of EUBV, at any time during its term, into ordinary share of VCON at a conversion price of $1 per ordinary share. Unless converted, the outstanding principal is required to be repaid in quarterly installments commencing two years after the issuance of the New Note (in August 2002).

         In addition, and in lieu of interest payments accrued on the Original Debenture and the New Note, VCON has issued to EUBV an additional five-year convertible subordinated note in the principal amount of $475,000 which amount represents all interest accrued under the Original Debenture and all interest to be accrued under the New Note (the "Interest Note"). The Interest Note is convertible in whole or in part, at the option of EUBV, at any time during its term, into ordinary shares of VCON at a conversion price of $1.4 per ordinary share and will not bear any interest. Unless converted, the outstanding principal is required to be repaid in one payment upon maturity of the Interest Note.

         Upon consummation of the January 15, 2002 investment agreement, in August 2002, VCON granted to EUBV three-year warrants at a purchase price of $0.3 per warrant, to purchase up to 1,333,333 ordinary shares of VCON at an exercise price of $1.4 per ordinary share.

         In addition, EUBV acquired from its wholly owned subsidiary - Elbit Communications and Technology BV ("ECT") its holdings in VCON and thereafter EUBV was recorded as the holder of approximately 20.3% of VCON's issued and outstanding ordinary shares, (30% on a fully diluted basis).

         ADDITIONAL INVESTMENT IN EASYRUN

         In May 2002, EMI together with certain other investors, signed an agreement with Easyrun for the grant of a convertible loan of up to $600,000, of which EMI was to award $360,000. The principal amount of the loan will bear interest at the rate of 6% per year. Any part of the loan, unless converted, will be repaid to EMI at the expiration of 6 months from the date of its respective grant. The loan may be converted at any time until repayment, at a conversion price of $0.3465 per Easyrun share, into Preferred C Shares.

         Furthermore, Easyrun granted to EMI an option to purchase such number of Easyrun Preferred C Shares as is equal to the principal amount of the loan ($360,000) divided by the lower of $0.81 per share or 30% less than the lowest price determined for the purpose of any financing event. The option is exercisable, in whole or in part, within three years from the grant of the loan.

         Pursuant to the foregoing agreement, EMI has the right to appoint one (out of five) members of the board of directors of Easyrun.

         Issuance of Preferred C Shares according to the May 2002 transaction has not yet been executed.

         In January 2003, EMI and Easyrun entered into an additional agreement, for a further loan to Easyrun of $100,000. This loan is similar in terms to the May 2002 loan.

         ACQUISITION OF DREAMLAND ENTERTAINMENT N.V.

         On April 5, 2003 PC signed an agreement for the acquisition of the shares of Dreamland Entertainment N.V. ("Dreamland") whose main activity is the operation, through a subsidiary, of entertainment areas in shopping malls in Poland, including bowling lanes, internet cafes, ice cream sales, vending machines and live music and entertainment. Dreamland also operates in the Polish shopping and entertainment centers owned by PC's project companies. The consideration of Euro 4.2 million was net, following deduction of commercial debts owed by Dreamland's subsidiary to the project companies.

         ELSCINT
         -------

         SALE BY ELSCINT OF ITS MANUFACTURING AND ASSEMBLY FACILITY

         On December 31, 2002, Elscint sold (on the basis of an agreement signed on November 13, 2002), of substantially all of the assets and the assignment of certain liabilities relating to the manufacturing, development, assembly, engineering and integration operations conducted by Elscint at the factory in Ma'alot in Northern Israel. The buyer did not assume tax liabilities, liabilities arising out of breaches by Elscint of assigned contracts, employee related liabilities for the period preceding the consummation of the transaction, and certain retained environmental liabilities. On the basis of a closing balance sheet, the buyer paid approximately $20.5 million, including a goodwill payment, of which approximately $10.2 million was placed into escrow pending verification of the purchase price, within 45 days of the closing, and collection of accounts receivable within 90 days of closing. As of May 31, 2003 the full amount of the escrow deposit has been released to Elscint (except for approximately $155,000 paid to the buyer for certain adjustments and accounts receivable not collected within the 90 day period). As a result of this transaction, Elscint recorded a capital gain of approximately $8 million.

         HIGHLIGHTS OF ELSCINT'S HOTEL AND LEISURE BUSINESSES

         Following the opening of the Victoria London and Sherlock Holmes hotels in London during 2001, Elscint now has interests in six operational hotels:

              o   the Victoria in Amsterdam;

              o   the Utrecht Park Plaza in Utrecht, The Netherlands;

              o   the Astrid Park Plaza in Antwerp, Belgium;

              o   the Sandton Park Plaza in Johannesburg, South Africa;

              o   the Victoria London Park Plaza in London; and

              o   the Sherlock Holmes Park Plaza, also in London.

         In collaboration with the Red Sea Hotel Ltd. group of companies ("Red Sea") and Park Plaza, Elscint continued to implement the management program designed to optimize management procedures, streamline cost control systems and improve performance where possible.

         In January 2003, Elscint leased the property situated on Euston Road in London (formerly operated as the Shaw Park Plaza) (the "Euston Road Property") to an unrelated third party for a period of 25 years.

         During 2002, Elscint completed the renovations of the Astrid Park Plaza in Antwerp, Belgium by expanding the lobby to an area of 7,000 square feet and inaugurating a bistro on the lobby floor which has proven a popular venue. In addition, the commercial areas of the property have been closed down and work has commenced on converting this area into an oceanarium attraction. The works on this renovation are scheduled to be completed by the summer of 2003.

         In December 2002, Elscint closed down the Bucuresti hotel in Bucharest, Romania, in order to facilitate the complete renovation and refurbishment of the facility and its conversion into a hotel of international standard. Elscint has succeeded in reducing the work force at the hotel from 890 employees to 120 employees as at May 31, 2003. The planning and design of the renovation works are nearing completion, and Elscint intends to obtain the necessary building permits by December 2003 in order to enable the commencement of works by early 2004. It is anticipated that the renovation works will be completed within 24 months.

         In addition, 109 out of the 230 apartment units comprising the apartment hotel (which forms part of the Bucuresti complex) have been renovated during the beginning of 2003 at a cost of $2.5 million. The apartment hotel enjoys a high occupancy rate and generates revenues of approximately $3,200,000 per annum. Elscint intends to improve the quality of the services offered to its apartment hotel residents.

         During 2002, Elscint also continued its plans for the development of two additional hotel projects. In Hungary, the project for the conversion of the National Ballet Institute Building, centrally located on Budapest's prestigious Andrassy Boulevard, into a western business orientated hotel, proceeded. All tenants (except one) have now been vacated from the building by agreement. Applications for building permits are now pending, and we expect the construction works to commence during late-2003, and to be completed within 15 months thereafter. The construction of the Riverbank Park Plaza Hotel on the site acquired in March 2000 on the banks of the Thames River has continued through 2002 and is expected to be completed by late 2004. This hotel will comprise of over 550 rooms.

         During 2002, the development of the Lake Monfort Project in northern Israel was delayed, due primarily to the severe economic situation and the decrease in demand for tourism facilities in Israel. Elscint will continue to assess its plans for the development of this project in light of the security situation in the region and the influence that such situation may have on the local tourist market.

         HIGHLIGHTS OF ELSCINT'S INVESTMENTS IN BIO-TECHNOLOGY COMPANIES

         In April 2002, EBM acquired from a third party 450,000 additional shares in Gamida for approximately $1,042,000, including the shares held by its former CEO in Gamida.

         As of the December 31, 2002, EBM held approximately 37.1% of the outstanding shares of Gamida (33.6% on a fully-diluted basis) and had the right to appoint one quarter of the members of Gamida's board of directors.

         In early 2003, Gamida signed an agreement with Teva Pharmaceuticals Ltd. ("Teva"), for the investment by Teva of $3 million in Gamida for approximately 9% of Gamida's outstanding share capital. Gamida signed an additional memorandum of understanding with Teva, pursuant to which Teva was awarded an option for future cooperation with Gamida with regard to the technology that Gamida is developing, and subject to conditions agreed between those parties.

         In November 2002, the employment agreement between EBM and Dr. Amnon Gonenne, its former Chief Executive Officer, was terminated. Pursuant to the termination agreement, EBM purchased from Dr. Gonenne all of his securities of both EBM and its portfolio investee companies, in consideration for the repayment of the loans awarded by EBM to Dr. Gonenne in order to finance the acquisition of those securities.

         Concurrently with the termination of the employment agreement of Dr. Gonenne, EBM's management postponed for the foreseeable future further investment opportunities in bio-technology related companies pending its re-assessment of the market situation.

BUSINESS OVERVIEW

         The following table set forth our revenues by business activity in each geographic market in which we operate, for each of the last three years:

                                                                CONVENIENCE
                                                                TRANSLATION IN
                                     FISCAL YEAR ENDED          U.S. DOLLARS FOR
                                        DECEMBER 31,            2002
                                    2002      2001     2000     (UNAUDITED)
                                    ----      ----     ----     ----------------
(IN THOUSANDS OF NIS)

   WESTERN EUROPE                 *173,598  109,847  106,686              36,647
   EASTERN AND CENTRAL EUROPE    **320,543  165,710   28,117              67,667
   ISRAEL                            1,538   10,223   20,367                 324
   OTHERS                            1,660    1,096    1,403                 350
                                ------------------------------------------------
                                   497,339  286,876  156,573             104,988
                                ================================================

*    Includes the revenues of the hotel business.
** Includes approximately NIS 285.1 million in revenues of the commercial and entertainment center business and approximately NIS 35.4 million in revenues of the hotel business.

THE CURRENT BUSINESSES OF EMI AND ELSCINT

         EMI
         ---

SHOPPING AND ENTERTAINMENT MALLS

         As a general principle, the operations of each shopping center project are conducted through a special purpose project corporation, so that PC operates as a holding company that holds interests in the special purpose corporations which develop, construct and operate the centers or have interests in land, developed or intended to be developed as centers.

         PC presently has 15 operating malls in Hungary, three operating malls in Poland (in one of these projects PC's interest is 50%) and 14 similar projects in various stages of planning and development in Hungary, Poland, the Czech republic, Romania and Greece.

         The shopping and entertainment malls are constructed in three basic models:

         (i) "Midi-Malls" measuring between 165,000 and 242,000 square feet (constructed),

         (ii) the substantially larger type of "Mega-Malls" measuring between 330,000 to 550,000 square feet (constructed), and

         (iii) the smaller "Mini-Malls" of 110,000 to 165,000 square feet, depending on the size of the land and the target population (all excluding underground parking facilities, where applicable).

         Areas that can be leased generally consist of approximately 75% of the total constructed area. Mall sizes are dependent on the size of the land and the target population. The malls are generally comprised of two principal elements, shopping and entertainment. The anchor tenants form the basis of these elements, around which the smaller businesses and activities are introduced, and provide a wide range and choice of activities offered to patrons. The entertainment facilities generally include a cinema complex of between 8-12 screens, a video and gaming arcade, bowling alleys, billiard, fitness centers, bar, discotheque, kid's playground and, in some projects, an IMAX three-dimensional cinema screen. The food court consists of a range of restaurants, offering a variety of culinary opportunities from fast food to gourmet foods.

         The commercial activities focus on supermarket and department store anchors, and are carefully monitored to allow an optimal mix of stores and services to cater for all requirements and to offer the maximum range of commodities to patrons.

         Our shopping and entertainment mall business currently consists of the following projects:


 OPERATIONAL MALLS
------------------------------------------------------------------------------------------------------------------------------------
 NAME OF MALL                      COMMENCEMENT OF       LEASEABLE     PARKING     OCCUPANCY     MISCELLANEOUS
                                   OPERATION             AREA          SPACES      AT
                                                         (SQ.FT.)      (SQ.FT.)    5/31/03
------------------------------------------------------------------------------------------------------------------------------------
 CSEPEL PLAZA, Budapest, Hungary   December 1997          150,000       380         91%           o  95 shops
                                                                                                  o  10 screen multiplex cinema
                                                                                                  o  Located in the heart of the
                                                                                                     commercial sector of Csepel
                                                                                                     Island on the Danube River
 GYOR PLAZA, Gyor, Hungary         September 1998         165,000       465         97%           o  City is close to Austrian
                                                                                                     border, and is fast growing
                                                                                                  o  100 shops
                                                                                                  o  10 screen multiplex cinema
 DEBRECEN PLAZA, Debrecen,         December 1998          161,000       450         96%           o  97 shops
 Hungary                                                                                          o  9 screen multiplex cinema
 ALBA PLAZA, Szekesfehervar,       June 1999              165,000       480         93%           o  Open market
 Hungary                                                                                          o  10 screen multiplex cinema
                                                                                                  o  107 shops
 PECS PLAZA, Pecs, Hungary         October 1999           168,000       1,000       95%           o  Close to the Croatian border
                                                                                                  o  113 shops
                                                                                                  o  10 screen multiplex cinema
                                                                                                  o  In June 2002 we  acquired  an
                                                                                                     additional   parcel  of  land
                                                                                                     adjusment  to the Pecs  Plaza
                                                                                                     for HUF 209 million.
 SZEGED PLAZA, Szeged, Hungary     May 2000               170,000       1,000       97%           o  Close to Serbian border
                                                                                                  o  Only mall in city
                                                                                                  o  103 shops
                                                                                                  o  10 screen multiplex cinema
                                                                                                  o  Recreational lake
 MISKOLC PLAZA, Miskolc, Hungary   June 2000              161,000       450         97%           o  Close to Slovakian border
                                                                                                  o  Third largest city in
                                                                                                     Hungary
                                                                                                  o  10 screen multiplex cinema
                                                                                                  o  107 shops
 KANIZSA PLAZA, Nagykanizsa,       December 2000          83,000        300         74%           o  Close to Croatian border
 Hungary                                                                                          o  Additional parking spaces
                                                                                                     available
                                                                                                  o  49 shops
                                                                                                  o  7 screen multiplex cinema
 KAPOSVAR PLAZA, Kaposvar,         December 2000          91,000        254         90%           o  Close to Croatian border
 Hungary                                                                                          o  Additional parking spaces
                                                                                                     available
                                                                                                  o  55 shops
                                                                                                  o  4 screen multiplex cinema
 SZOLNOK PLAZA, Szolnok, Hungary   December 2001          77,500        180         91%           o  55 shops
                                                                                                  o  Multiplex cinema complex
 ZALA PLAZA, Zalaegerszeg,         December 2001          80,000        210         83%           o  48 shops
 Hungary                                                                                          o  Multiplex cinema complex



 OPERATIONAL MALLS
------------------------------------------------------------------------------------------------------------------------------------
 NAME OF MALL                      COMMENCEMENT OF       LEASEABLE     PARKING     OCCUPANCY     MISCELLANEOUS
                                   OPERATION             AREA          SPACES      AT
                                                         (SQ.FT.)      (SQ.FT.)    5/31/03
------------------------------------------------------------------------------------------------------------------------------------
 SAVARIA PLAZA, Szombathely,       March 2002             91,600        240         64%4          o  Close to Austrian border
 Hungary                                                                                          o  50 shops
                                                                                                  o  Multiplex cinema complex
 DUNA PLAZA (*), Budapest,         October 1996           600,000 +     1,500       96%
 Hungary                                                  123,000                                 o  132,000 sq. ft. of office
                                                          sq.ft.  of                              o  291 shops
                                                          office                                  o  access to additional parking
                                                                                                     spaces
                                                                                                  o  14 screen multiplex cinema
                                                                                                  o  Currently undergoing
                                                                                                     renovation
                                                                                                  o  Close to Austrian border
                                                                                                  o  101 shops
                                                                                                  o  7 screen multiplex cinema
 SOPRON PLAZA (*), Sopron,         December 1998          164,000       700         90%           o  Over 60 international
 Hungary                                                                                             outlets and local retailers
                                                                                                  o  Close to Ukrainian border
                                                                                                  o  81 shops
                                                                                                  o  6 screen multiplex cinema
 NYIR PLAZA (*), Nyiregyhaza,      June 2000              150,000       600         74%           o  EMI owns 50%
 Hungary                                                                                          o  EMI is subject to a put
                                                                                                     option of the joint venture
 SADYBA BEST MALL (50%),           September 2000         260,000       1,100       85%              partner until September 2003
 Warsaw, Poland                                                                                   o  EMI will have a call right
                                                                                                     as to the remaining 50% of
                                                                                                     the mall
                                                                                                  o  Situated in the center of
                                                                                                     Warsaw
                                                                                                  o  12 screen multiplex cinema
                                                                                                  o  Three-dimensional IMAX
                                                                                                     screen
                                                                                                  o  81 shops
                                                                                                  o  8 screen multiplex cinema
                                                                                                  o  140 shops
 RUDA SLASKA PLAZA, Ruda           November 2001          158,000       600         80.6%         o  Multiplex screen cinema
 Slaska, Poland                                                                                      complex, including an IMAX
 KRAKOW PLAZA, Krakow, Poland      December 2001          344,300       1,500       80.1%            screen


(*) Recently acquired

         In addition to our operating projects, all of the below sites are designated for construction of shopping and entertainment malls of various sizes. The following projects are in various stages of planning and development.

PROJECTS UNDER DEVELOPMENT
------------------------------------------------------------------------------------------------------------------------------------
Name                      Status            Scheduled    Leaseable       Parking     Miscellaneous (1)
                                            Opening      Area (sq. ft.)  Spaces
------------------------------------------------------------------------------------------------------------------------------------
BALATON PLAZA, Vesxprem   Pre Sale          2004         100,000         370         o   Total anticipated cost of project
Hungary                   Agreement                                                      Euro 10.161 million ($10.67 million)
POZNAN PLAZA, Poznan      Land Acquired     2004         341,000         1,100       o   Total anticipated cost o project
Poland                                                                                   Euro 53.2 million  ($55.8 million)

----------------
4  Recently opened.


------------------------------------------------------------------------------------------------------------------------------------
Name                      Status            Scheduled    Leaseable       Parking     Miscellaneous (1)
                                            Opening      Area (sq. ft.)  Spaces
------------------------------------------------------------------------------------------------------------------------------------

LUBLINE PLAZA, Lublin     Joint Venture     2005         286,000         950         o   The acquisition by PC of a 50%
Poland                    Agreement                                                      interest in this project is
                                                                                         scheduled to be  consummated in September
                                                                                         2003  following   completion  of  certain
                                                                                         pre-closing   obligations  by  the  joint
                                                                                         venture parties.
                                                                                     o   Total anticipated cost of project
                                                                                         Euro  43.6 million (US$45.7 million)
RYBNIK PLAZA, Rybnik      Tender won (2)    2004         161,000         500         o   Situated in the very city center
Poland                                                                               o   Total anticipated cost of project
                                                                                         Euro 23 million (US$24.1 million)
BRNO PLAZA, Brno Czech    Pre Sale          2004         222,600         860         o   125 miles east of Prague
Rep.                      Agreement (2)                                              o   Total anticipated cost of project
                                                                                         Euro 32.5 million (US$34.1 million)
NOVO PLAZA, Prague        Pre Sale          2004         300,000         800         o   PC will hold 99% of the ownership in
Czech Rep.                Agreement (2)                                                  the land (5)
                                                                                     o   Situated in Prague (district IV)
                                                                                     o   57,700 sq. ft. - office use
                                                                                     o   Total anticipated cost of project
                                                                                         Euro 36.7 million (US$38.5 million)
PIREAS PLAZA, Athens      Final stages of   2005         270,000         1,015       o   Situated between Athens and Piraeus
Greece                    planning and                                               o   Total anticipated cost of project
                          designing                                                      Euro 78.3 million (US$82.2 million)


(1) Details provided in this item are presented according to the plans and design of each respective malls and may subsequently differ.

(2)      Building permit not yet issued.

OTHER PLANNED PROJECTS

         In  addition  to  the  foregoing   operating   malls  and  malls  under
construction, PC is in various preliminary stages of the development and planning of the following shopping and entertainment centers:


------------------------------------------------------------------------------------------------------------------------------------
                                               Date of anticipated      Anticipated approximate project
Name of Project          Location              opening                  costs (including land)                 Status
------------------------------------------------------------------------------------------------------------------------------------
Elblag Plaza             Elblag, Poland        2006                     Euro 17.9 million (approximately       Tender won
                                                                        $18.8 million)
Sosnowiec Plaza          Sosnowiec, Poland     2006                     Euro 20.7 million (approximately       Tender won
                                                                        $21.7 million)
Lodz Plaza               Lodz, Poland          2006                     Euro 60 million (approximately $63     Land Acquired
                                                                        million)
Duna Plaza extention     Budapest, Hungary     2005                     Euro 25.1 million (approximately       Planning
                                                                        $26.4 million)
Pilzen Plaza             Pilzen, Czech         2005                     Euro 21.8 million (approximately       Agreement for the
                         Republic                                       $22.9 million)                         perpetual use signed
Bucuresti Plaza          Bucharest, Romania    Not determined           Euro 30.2 million (approximately       Land Acquired
                                                                        $31.7 million)
Riga Plaza               Riga, Latvia          2006                     Euro 44.3 million (approximately       Final stages of
                                                                        $46.5 million)                         negotiations for a
                                                                                                               joint venture
                                                                                                               agreement

5 The remaining 1% is being held by the seller for a period of 5 years, following which PC has an option to acquire such 1% at nominal value secured by a pledge over the shares in PC's favor. The transaction is pending consummation.

OTHER PROPERTIES

         HUNGARY - PLAZA HOUSE BUILDING

         Plaza House Kft., a wholly owned Hungarian subsidiary of PC, is the owner of a building located on the prestigious Andrassy Boulevard, in the center of Budapest. The building was reconstructed and refurbished by Plaza House during 2000-2001. Many of the original features are retained with the building including the inner courtyard, staircases, stucco, ornate metalwork and fine wood carvings.

         The building is located on property totaling approximately 600 square meters (approximately 6,600 square feet) and consists of four floors, an atrium and a basement, with a total constructed area of approximately 2,400 square meters (approximately 26,400 square feet). The site is located in an exclusive area of the city in which several foreign embassies are located.

         Parts of the building have been leased to subsidiaries of PC and C.D.P.M. Kft., a subsidiary of Control Centers ("CDPM") (see "Item 7. Major Shareholders and Related Party Transactions - Related party transactions - Plaza House Office Building"). The building is also used as the headquarters of PC's management.

         THE CZECH REPUBLIC - THE PRAHA PLAZA COMMERCIAL COMPLEX

         Praha Plaza s.r.o., a wholly owned Czech subsidiary of PC, is the owner of a commercial complex comprised of a number of buildings located in the Third District of Prague. Their strategic location allows for convenient transportation thereto.

         The buildings are located on property totaling approximately 50,000 square meters (approximately 550,000 square feet) and consist of a five floor main building and a basement, an office building consisting of four floors and an office building of two floors. In addition, there are a number of other buildings of one floor each. The total leasable area of the buildings is approximately 45,000 square meters (approximately 495,000 square feet). A building permit granted to Praha Plaza s.r.o. allows for the development of the property as an office center. The development of such center has been postponed by the management of Praha Plaza s.r.o. due to disadvantageous office market conditions in Prague.

         The property is currently operating as a commercial complex with a 37% occupancy rate as at May 31, 2003.

         KATOWICE PLAZA, POLAND

         In December 1998, Katowice Plaza Sp.z.o.o, a wholly owned subsidiary of PC, entered into an agreement for the acquisition of the rights in and to several adjacent parcels of land in Katowice as well as the ownership of the buildings located thereon (the "Purchase Agreement") for the purpose of constructing a commercial and entertainment center, in exchange for PLN 5.5 million. The Purchase Agreement also provided that Katowice Plaza would pay all liabilities and payments relating to the acquisition of the assets and their registration in the name of Katowice Plaza. An amount of PLN 4 million was paid on the date the agreement was signed, with PLN 1 million to be paid to the seller upon the receipt of the construction permit and the balance of PLN 500,000 to be paid when the local zoning plan is changed to the purposes of trade and services. However, to date the construction has not commenced, and the parties are disputing the agreement due to the discovery of a major fault in the land which renders construction inviable. See "Item 8. Financial Information - Legal Proceeding - Poland."

         PROJECT MANAGEMENT AND SUPERVISION

              DEVELOPMENT AND MANAGEMENT SERVICES

         Pursuant to an agreement dated as of August 1, 2001 among EMI, PC, EUBV and Triple-S, Triple-S undertook either itself or through Mr. Shmuel S. Smucha, its controlling shareholder who also acts as the President and Chief Executive Officer of PC, to render management services to PC, which services include: initiation of projects, location of plots of land for the construction of malls and negotiation of the purchase thereof, negotiation and execution of credit facilities for the financing of the malls' construction, supervision and coordination of the development of the malls, and other related services.

         As consideration for such services, Triple-S receives a monthly fee of $40,000. In addition, Mr. Smucha is eligible to receive from PC reimbursement of reasonable living expenses, as well as other customary benefits. Triple-S is entitled to receive from PC a monthly loan of $5,000, bearing market interest rates and repayable no later than December 31, 2004. This agreement will be in effect until December 31, 2003. EMI is entitled to terminate the service agreement, at any time, by giving a 90-days advance notice.

              PROJECTS UNDER DEVELOPMENT AND CONSTRUCTION

         Each of PC's Hungarian subsidiaries that engages in the construction of a mall enters into a Management Services and Cost Allocation Agreement with HOM Kft., a wholly owned subsidiary of PC ("HOM"), pursuant to which HOM renders general management, administration and project development services to each of the subsidiaries from the early development stages until the shopping and entertainment mall is opened. Companies similar to HOM operate in Poland and will be incorporated in each of the countries in which PC is active in order to serve the projects in the relevant country.

         In  addition,  each of the  subsidiaries  also  enters  into a  Project
Supervision Agreement with CDPM, pursuant to which CDPM provides project supervision and construction management services to each of the relevant subsidiaries during the construction phase of the project. In consideration for such services, CDPM is entitled to receive fees calculated at 5% of the cost of the design and construction related costs of the project excluding land acquisition and financing costs (which cost will be calculated as per the instructions in the agreement).

              OPERATING PROJECTS

         Immediately following the completion and opening of each shopping and entertainment mall, the subsidiary that constructed such mall enters into a management agreement with Plaza Centers Management BV. a wholly owned subsidiary of PC, and which renders to the construction subsidiaries services relating to the ongoing administration, maintenance and operation of the shopping and entertainment malls, in consideration for which it receives service fees which are paid by the tenants of the shopping malls.

HOLDINGS IN VENTURE CAPITAL INVESTMENTS

         IMAGE GUIDED TREATMENT PRODUCTS

         All of EMI's activities in the image guided treatment field are performed through InSightec.

         ExAblate 2000(TM) is based on breakthrough technology that combines high-intensity focused ultrasound with MRI imaging to achieve accurate destruction of tumors in a completely non-invasive manner and under real-time imaging control. The standard treatment for uterine fibroids is currently invasive surgery (hysterectomy). This new procedure, performed in an outpatient environment, has been shown to provide relief in women suffering from symptomatic uterine fibroids with minimal side effects.

         ExAblate 2000(TM) systems are used in clinical studies at leading North American and European medical centers, including: Harvard's Brigham and Women's Hospital in Boston, Massachusetts; Saint Luc Hospital in Montreal, Canada; the Mayo Clinic at Rochester, Minnesota; John Hopkins Hospital, Baltimore; Saint Mary's of London; Charite in Berlin; Semmelweiss University, Budapest as well as at the Sheba Medical Center and Hadassah Hospital in Israel. About 350 clinical treatments for several indications have already been performed.

         InSightec's HIFUS technology is at the cutting edge of developments in its field, and contains several technical breakthroughs and advanced system concepts, which facilitate a dramatic improvement in treatment capabilities, mainly by controlling volume thereby considerably shortening treatment time as well as providing three-dimensional planning and follow-up capabilities. These developments are based on the extensive accumulated know-how in the medical imaging area, use of high-output ultrasound, MRI and robotics.

         The Focused Ultrasound treatment of uterine fibroids replaces the current solution for this problem, namely hysterectomy, which is a major surgery with a considerable rate of complications and long convalescence time. An FDA approved study for the same indication has already been finished and the data is now being analyzed prior to submission for final regulatory approval in the US.

         In addition, InSightec and its clinical partners are performing clinical studies using the ExAblate 2000 for the treatment of breast cancer, breast fibroadenoma (benign tumor), brain tumors through an open flap in the skull and several other indications. First results are very encouraging. InSightec is also in advanced stages of development of a second FUS system that is able to focus the ultrasound through the intact skull, opening new possibilities in the non-invasive treatment of the brain.

         InSightec is also assessing the concept of using ultrasound energy, in a controlled manner, to direct drugs. The assessment is focused on the technical and physiological feasibility of the use of FUS in this role.

         TXSONICS

         TxSonics has a wholly-owned subsidiary registered in the United States known as TxSonics Inc. The current function of this subsidiary is to provide support and services for clinical testing in North America.

         VCON

         VCON is a developer and manufacturer of videoconferencing systems for ISDN and Internet Protocol networks. VCON offers comprehensive meeting solutions for desk top, portable and group conferencing over ISDN, Transmission Control Protocol or TCP/IP, ATM, Satellite, xDSL and other carriers. VCON is headquartered in Israel with subsidiaries in the U.S. and Europe and with sales offices in Japan and China. VCON has established strategic alliances with leading high tech companies worldwide to offer high quality audio, video and data collaboration. The company markets its products and services exclusively through a network of reseller partners, OEMs (original equipment manufacturers) and value added resellers worldwide. VCON is publicly traded on the Paris Stock Exchange (Nouveau Marche).

         OLIVE

         EMI, through a Dutch indirect subsidiary, holds shares of Series A preferred stock as well as Ordinary Shares, representing 25% and 5%, respectively, of the issued and outstanding stock of Olive Software, Inc. ("Olive"), a Delaware company engaged in the development and marketing of products enabling a transparent link between the newspapers' traditional printing systems and the world of e-publishing. These products enable newspapers and magazines to automatically present their printed edition on the internet, while supporting the e-commerce applications, personalization and interactive advertising. In addition, Olive develops and markets digital archive services for newspapers and libraries.

         The Preferred A Shares held by EMI's subsidiary are senior to other securities of Olive with respect to rights in liquidation, conversion rights to common stock, anti-dilution and voting rights on an as converted basis. EMI's subsidiary is party to a Stockholders Rights Agreement that provides for customary restrictions on sale of shares, such as no sale restrictions for a fixed period of time, right of first refusal, co-sale rights and bring along rights as well as pre-emptive rights. EMI's subsidiary was also granted the right to appoint one director to the Board of Directors of Olive, which is to be comprised of up to 4 directors.

         In June 2002 a Stock Purchase Agreement was executed between ECT and a private shareholder, for the purchase by ECT of the shares held by such shareholder in exchange for $125,000. Acquisition of the said shares increased the holdings of ECT in Olive to 33% (fully diluted).

         EASYRUN

         Easyrun is engaged in the development and marketing of "call centers" solutions, which support under one platform, diversified infrastructure from historical telephonia and up to futuristic telecom equipment (IP switchboards) and modern e-commerce applications (Web).

          In November 2001, a convertible loan agreement was executed between EMI, Easyrun and other investors (including another major shareholder - "Alon"), pursuant to which EMI granted to Easyrun a loan in the amount of $300,000 (out of a total investment round of $500,000), bearing annual interest of LIBOR + 2%. The loan is convertible into Series C Preferred Shares. The Preferred C Shares entitle their holder to all rights granted to the Preferred B holders as well as to seniority to all other equity securities in liquidation. The conversion price of the Preferred C Shares was set to achieve aggregate holdings by EMI and Alon of 48%. Preferred C shares have not yet been issued to either EMI or Alon. As to further investment in Easyrun, see - "Highlights of 2002 - EMI - Additional Investment in Easyrun".

         As of May 31, 2003, EMI held shares of Series B preferred stock representing 30.33% of the issued and outstanding shares of capital stock of Easyrun. The Preferred B shares provide for customary rights such as demand registration, rights of co-sale, rights of first refusal, preemptive rights, conversion rights and the right to vote on an as converted basis. The Preferred B shares also entitle their holders to seniority in the event of liquidation and winding up.

         Bank Leumi Le-Israel B.M. has agreed to extend to Easyrun a line of credit secured by certain invoices issued by Easyrun to various buyers which invoices will be assigned to the bank. Such line of credit is also secured by guarantees provided by EMI and other parties up to a total amount of $150,000, out of which EMI's share is limited to approximately $140,000.

         ELSCINT
         -------

HOTELS AND LEISURE

         Set forth below is certain information relating to the hotel business of Elscint:


------------------------------------------------------------------------------------------------------------------------------------
                                ELSCINT'S          TOTAL                               AVERAGE OCCUPANCY
       NAME AND RATE             HOLDING      CONSTRUCTED AREA                          DURING 2002 AND
          OF HOTEL              PERCENTAGE       (SQ. FT.)          TOTAL ROOMS        THROUGH MAY 2003      OTHER INFORMATION
------------------------------------------------------------------------------------------------------------------------------------

Victoria Hotel                  50%                220,000      305 (27 Suites)             89.8%          o    business
Amsterdam, four stars                                                                                           center
                                                                                                           o    health center





Utrecht Park Plaza Hotel,       50%                 55,880      120 (40 executive           67.8%          o    70 parking
Utrecht, The Netherlands,                                       rooms)                                          spaces
four stars                                                                                                 o    11 conference rooms

Astrid Park Plaza Hotel,        100%               223,300      232 (19 business            67.8%          o    part of
Antwerp                                                         suites)                                         complex that
Belgium, four stars                                                                                             includes an
                                                                                                                oceanarium (under
                                                                                                                development)

Sandton Park Plaza, Hotel,      33.33%              89,100      138 (61 suites)             45.1%          o    business
Johannesburg, four stars                                                                                        center

Sherlock Holmes Hotel,          45.1% equity        67,460      119 (17 executive           66%            o    fitness
London                          50% voting                      studios, 3 split                                center
                                                                level "loft" suites)                       o    main meeting
                                                                                                                room for 600
                                                                                                                people
                                                                                                           o    6 board rooms

Bucuresti Hotel Complex,      69%                  901,000      446 (24 units) in     The hotel is         o    adjacent
Bucharest, Romania                                              the hotel; 220 in     closed for                historically
four star hotel and an                                          apartment hotel       renovation.               protected
apartment hotel                                                                       Apartment hotel -         building
                                                                                      90%                      (restaurant)
                                                                                                           o    health center

Victoria Park Plaza Hotel,      50%                242,000      287 rooms (22               73.1%          o    Executive
London (standard of                                             business suites and                             lounge
building equivalent to                                          12 main suites)                            o    health club
"four star deluxe")                                             12 apartments                              o    main conference room
                                                                                                                for up to 750
                                                                                                                people
                                                                                                           o    13 additional
                                                                                                                convention health
                                                                                                           o    underground
                                                                                                                parking
                                                                                                                facilities


------------------------------------------------------------------------------------------------------------------------------------
                                ELSCINT'S          TOTAL                               AVERAGE OCCUPANCY
       NAME AND RATE             HOLDING      CONSTRUCTED AREA                          DURING 2002 AND
          OF HOTEL              PERCENTAGE       (SQ. FT.)          TOTAL ROOMS        THROUGH MAY 2003      OTHER INFORMATION
------------------------------------------------------------------------------------------------------------------------------------

Riverbank (Thames) Project,   45% equity                        377 rooms                                  o    full leisure
London, preliminary             5% voting                       156 boutique hotel                              center
development                                                     style rooms                                o    two main
                                                                                                                conference
                                                                                                                rooms, each with
                                                                                                                capacity of up
                                                                                                                to 650 people 20
                                                                                                                additional
                                                                                                                conference rooms

Ballet Building, Budapest,      50%                143,000      196 rooms                                  o    construction
Hungary - in development                                                                                        works to
                                                                                                                commence during
                                                                                                                2003

ENTERTAINMENT AND COMMERCIAL CENTER IN HERZLIA, ISRAEL

         The total estimated project cost of the entertainment and commercial center is approximately $150 million (approximately NIS 710 million). As of March 31, 2003, the total estimated remaining cost required to complete the entertainment and commercial center was approximately $40 million (approximately NIS 190 million). As of May 31, 2003 the construction of the facility has been completed and efforts are currently concentrated upon final decoration, tenant fit outs and completion of the entertainment facilities. The center was opened to the public during June 2003.

         As of May 31, 2003, 78 leases had been signed for space in the entertainment and commercial center, including agreements with three anchor-lessees (a cinema, a large retailer group and a pharmacy-perfumery) for a total area of approximately 13,140 square meter. The rental periods range from four to ten years for the "anchor" areas to shorter periods for large brand name shops and other regular shops, not including an option to extend the lease. Total annual rent for the whole project is expected to be approximately $14-15 million (approximately NIS 66.3 million - NIS 71.0 million).

INVESTMENTS IN BIO-TECHNOLOGY COMPANIES

         Gamida develops proprietary technology for multiplying embryonic-like cells called "stem cells" outside the body, that could potentially expand the use of stem cells in therapy. Stem cells are undifferentiated, primitive cells with the ability to multiply and differentiate into specific kinds of cells. Stem cells hold the promise of allowing researchers to grow specialized cells or tissue, which could be used to treat injuries or disease. Stem cells could serve in the near future as replacement of bone marrow for cancer patients undergoing radiation therapy. In addition, stem cells could become the vehicle of choice for gene therapy and, ultimately, be used for tissue regeneration. EBM is entitled to appoint two directors to the board of directors of Gamida.

         Umbilical Cord Blood Bank. As a complement to its investment in Gamida and the fulfillment of its quest to become a leader in the bio-technology sector, EBM expects to establish an international umbilical cord blood bank ("UCBB") during 2004. The UCBB will provide a broad-based source of stem cells that are collected from umbilical cords immediately after birth and then processed and stored for various medical uses. EBM expects that the UCBB will supply its products worldwide. In this regard, EBM intends to cooperate with several leading research groups in Israel which are active in research and development in the broader field of stem cell. Within the framework of the proposed activities of the UCBB, EBM also intends to establish a highly sophisticated laboratory for the genetic analysis of stem cells, and for conducting other genetic tests on a commercial basis. In this regard, EBM is negotiating with the Ezer M'Zion, a charitable organization (which maintains the largest bone marrow registry in Israel) with a view to establishing a joint venture for the operation of the laboratory.

         LuriDent. EBM has terminated the term sheet, signed in April 2001, for an investment in LuriDent Ltd. ("LuriDent"), a company that develops proprietary platform technology which creates controlled release formulations, which preferentially adhere to the mucosa tissue. LuriDent has developed a first generation mouth rinse, which contains a known antibacterial agent. EBM intends to initiate legal proceedings against LuriDent for the refund of certain amounts advanced on account of the proposed investment.

         Oncologics. EBM is currently assessing whether to continue its investment in Oncologics Ltd. ("Oncologics"), to which EBM had previously provided a line of credit of up to $250,000. Of this amount, EBM has extended a $167,000 loan to Oncologics for the performance of studies intended to advance its technological proof of concept stage. Oncologics has identified a biological defect in cancer cells which renders them resistant to chemotherapy. If corroboration of this finding is established, Oncologics' technology could be used to identify patients who are resistant to chemotherapy and offer them an alternative therapy. This could improve the clinical outcome of cancer patients and save substantial costs of inadequate therapy. As consideration for the loan, EBM has the option to purchase up to 40% of Oncologics' capital stock at a pre-money value of $1 million. In addition, in the event Oncologics does not comply with the terms of the foregoing loan, EBM will have the right to convert the loan into shares of capital stock of Oncologics.

COMPETITION

         EMI
         ---

         SHOPPING AND ENTERTAINMENT MALLS

         There are a number of competitors in the eastern and central European countries in which EMI operates or intends to operate in the shopping and entertainment mall business, particularly in the larger cities, such as Budapest and Warsaw. However, the following should be noted: (a) shopping centers which are not in close proximity and which do not draw their clientele from the same catchment areas are not considered as being competitive; (b) we believe that large retail centers (known as "power centers"), even if they compete with our centers directly merely by virtue of their proximity to our shopping and entertainment malls, are at a disadvantage because they do not offer the entertainment facilities which characterize our malls, and which we consider to comprise a significant element in the attraction of patrons; and (c) in the regional cities of Hungary, Poland, the Czech Republic as well as in Athens, Greece, the competitive activity is more limited.

         In addition to several ad hoc entrepreneurial projects, there are two significant groups operating a number of shopping malls in the eastern and central Europe with whom we compete directly, namely the Corfu chain based in France and the ECE chain based in Germany. We compete with these chains in the pre-development stage (for acquisition of suitable sites), in the development stage (obtaining suitably qualified architects, consultants and contractors) and in the operational stage, if the malls compete for the patronage of the same population. We also compete for quality "brand name" tenants to occupy the rental units. In locations where competing malls are being constructed simultaneously, the first mall to open generally enjoys an advantage over its competitor, which is the reason for our emphasis on the expeditious completion of the construction operations.

         The Duna Plaza Shopping and Entertainment Mall in Budapest competes directly with the "West End Shopping Mall" which is more centrally located, also benefits from proximity of bus and rail access points, and is a western style shopping mall of a high standard offering substantially similar facilities to those offered by the Duna Plaza. The Csepel Shopping and Entertainment Mall in Budapest is less directly affected by the competition posed by the "West End" mall, since it is located in a principally residential district, approximately three miles from the city center, and serves mainly the local residential population.

         The Sadyba Best Mall in Warsaw also competes directly with the "Mokotow Shopping Center", a shopping mall of a similar quality and standard as the Sadyba Best Mall, located in the same district of Warsaw and serving the same population. In Krakow, the Krakow Plaza mall competes with the M1 Power Center located in close proximity.

         However, in most of the cities in Hungary and Poland in which we operate or are developing shopping malls, our malls are the only ones of their type in the city, and competition is therefore minimal or non-existent.
Traditional shopping outlets lack the added benefit of the entertainment activities which our malls offer, and accordingly have difficulty competing with us. The Helios Plaza Mall presently under construction in Athens, Greece is the first western style shopping and entertainment mall in the entire Greater Athens area (which includes Piraeus), and will thus enjoy a significant advantage when it opens. However, there can be no certainty that this competitive edge will continue, especially in the larger metropolitan areas, which have populations sufficient to support more than one mall.

         HOLDINGS IN VENTURE CAPITAL INVESTMENTS

         HIFUS PRODUCTS

         The competition in the HIFUS products field can be divided into two main categories: alternative Minimally Invasive Surgery methods (MIS) and competing image guided high intensity focused ultrasound systems.

         Regarding the MIS methods, in general, there are tissue ablation methods in various MIS versions (e.g., radio frequency electromagnetic energy inserted into the body by a special needle, laser & cryogenic) which are potential competitors with our application market. Another experimental method in the treatment of uterine fibroids is that of uterine artery embolization. Presently we are not aware of any established method in the clinical applications of breast tumors, uterine fibroids or brain tumors. Although these techniques might be somewhat less expensive, they are invasive and we expect that they will be less accurate and less effective.

         Insofar as Image Guided HIFUS competition is concerned, although the field of HIFUS tissue ablation is not yet clinically established, we know of several companies that are active in developing such systems and clinical applications. The imaging guidance of our system is to facilitate on-line/closed loop thermometry. We believe that this feature is essential to ensure the quality of the treatment.

         Philips is developing a similar system to the one being developed by InSightec. While the exact application has not been disclosed, it appears to be compatible with superficial target tissue ablation. Philips does not claim to be in clinical trials. Transurgical is developing a small portable MRI integrated unit, which would appear to use a low field MRI with limited application in MR thermometry. No clinical trials have been reported. EDAP is marketing in Europe a non-real time ultrasound guided HIFUS transrectal system for treatment of prostate cancer which is presently under clinical testing in the U.S. Siemens, which holds a minority interest in EDAP, collaborated with EDAP on an experimental system for the treatment of breast cancer. A single patient was treated and the activity has been discontinued. Focus Surgery Inc. is developing a HIFUS treatment system for benign prostatic hyperplasia and is also starting clinical trials on an ultrasound guided system for the treatment of prostate cancer. Toshiba has several patents in the field but no specific activity is reported besides a possible involvement with Focus Surgery. Hitachi has an old patent on some aspects of MR guided FUS, which it does not seem to be actively pursuing.

         ELSCINT
         -------

         HOTEL AND LEISURE

         The lodging industry in Europe has traditionally been classified on a grading system, with five-star representing a luxury hotel and one-star a budget hotel. All of Elscint's hotels enjoy a four-star grading, or qualify as four-star establishments, while some are designated as "Four Star Deluxe" establishments.

         Each of Elscint's hotels competes with other hotels in its geographic area for clientele, including hotels associated with franchisers, which may have more extensive reservation networks than those which may be available to Elscint. Elscint competes with other facilities on various bases, including room prices, quality, service, location and amenities customarily offered to the traveling public. Levels of demand are dependent upon many factors including general and local economic conditions and changes in levels of tourism and business-related travel. Elscint's hotels depend upon both business and tourist travelers for revenues.

         In addition, Elscint competes with other companies in the hotel industry for opportunities to purchase or build new hotels. These other companies may be larger than Elscint and may have greater financial resources. Elscint's hotel in Utrecht, The Netherlands competes directly with the Holiday Inn hotel (which is located directly opposite Elscint's hotel), the Mercury Hotel and the President Hotel. Elscint's hotel in Antwerp, Belgium competes directly with the Hilton, Holiday Inn, Crown Plaza and Park Lane hotels, although Elscint believes that the average room rate in its hotel is competitive. The Victoria Park Plaza Hotel in London is in direct competition with a number of three-star plus and four-star rated hotels within relatively close proximity of the Victoria railway station, including the Thistle Grosvenor and the Victoria Holiday Inn hotels, both of which benefit from their close proximity to Victoria station, as well as the Thistle Royal Westminster, Rubens, Status Street, Ennins, St. James's Court and Merchant Court hotels. In addition, there is a considerable number of traditional budget hotels in the proximity of the Victoria Hotel. The hotel Elscint is planning to construct in Budapest, Hungary will compete directly with the Kempinski, Marriott, Hilton, Inter-Continental and Hyatt hotels. The Bucuresti Hotel in Bucharest competes with the Hilton situated directly across the street, the Intercontinental, and the newly opened Marriott Grand Palace hotel.

         Although the hotel industry in Europe is highly competitive, and is witnessing an increase in room supply in some areas, the outlook for the medium to long term is positive. Notwithstanding a slight slow-down in the latter part of 1998, the market had strengthened during 1999 and 2000. During 2001 Elscint experienced a reduction in hotel demand in London, which is attributable primarily to the outbreak of the foot and mouth disease in the United Kingdom and secondarily to a slow-down in the U.S. economy, especially following the events of September 11, 2001. The goal of Elscint's hotel business is to acquire and manage four-star hotel properties which provide the business and vacation traveler with luxury quality accommodations, conveniently located near major transportation stations and commercial centers, at four-star prices.

         ENTERTAINMENT AND COMMERCIAL CENTER IN HERZLIA

         There is a large number of shopping malls located in the Greater Tel Aviv area and in its satellite cities, including Herzlia, Ra'anana, Petach-Tikva and Rishon LeTzion. A large shopping mall has recently been opened in Herzlia, approximately 1.5 kilometers from the site of Elscint's commercial and entertainment center at the Marina in Herzlia. All these malls compete vigorously not only for tenants but also for customers. Elscint is attempting to establish a competitive edge, both due to: (a) the unique location of the Marina, overlooking the Mediterranean Sea; and (b) the strong emphasis on the entertainment facilities to be offered to its patrons.

         INVESTMENTS IN BIO TECHNOLOGY COMPANIES

         Start up companies, including companies in the bio-technology field, tend to operate in a highly competitive environment. In order to succeed, the products or services require a unique "added value" factor, relatively brief concept-to-market parameters, and aggressive marketing. Gamida faces competition from large international companies with access to financial resources and with well-established research and development capabilities. However, the bio-technology field, which is dominated by large multi-national conglomerates, although affected by global pressures on the investment market, is more resilient to market trends than the more volatile high technology industry.

SEASONALITY

         EMI AND ELSCINT
         ---------------

         SHOPPING AND ENTERTAINMENT MALLS (INCLUDING ELSCINT'S ENTERTAINMENT AND COMMERCIAL CENTER IN HERZLIA, ISRAEL)

         The entertainment and commercial center may experience seasonal shifts in retail activity. Generally speaking, peak holiday seasons (such as Christmas, Easter, Passover, the Jewish New Year and other national holidays), will show an increase in patron traffic, both for the purchase of holiday gifts and for utilizing the entertainment facilities offered by the center. The periods immediately following such periods tend to show a decrease in the number of patrons visiting the centers and a corresponding slow down in retail activity. However, this may be offset by the fact that the indoor facilities will offer a heated or an air-conditioned environment for shoppers and patrons which is of particular significance in areas with severe weather conditions.

         ELSCINT
         -------

         HOTEL AND LEISURE

         The business activities of the various hotels, especially in Europe, are influenced by several constant factors that affect the revenues and gross operating profit ("GOP"), either on an absolute basis or relative to other periods during the year. These factors include (i) seasonality of general business activity (which affects the volume of traffic in the business community), (ii) holiday seasons (such as Christmas and Easter), and (iii) the weather conditions. These factors generally cause the first and third quarters to be weaker than the second and fourth quarters.

         The first quarter, which is the period immediately following the Christmas season and the height of the European winter, is traditionally characterized by lower revenues and GOP resulting from lower occupancy rates and reduced room rates. During the third quarter, there is generally a decrease in local business activities due to the summer holidays which, together with a tendency for local tourist traffic to seek out resort destinations, also generates slower results, while the increase in international tourism is to some extent offset by lower room rates, particularly for groups.

         However, the second quarter shows an increase due to more favorable weather conditions (spring to early summer) and the Easter holiday and the corresponding revival of both business and tourist activity, while the fourth quarter is usually the strongest period, leading to the Christmas and New Year's holiday season and a significant year-end increase in business activities.

         For Elscint's South African hotel, generally the holiday seasons (Christmas and Easter) show insignificantly stronger results, although the depressed economy and the political uncertainty of the region have reduced occupancy rates to the point that seasonal comparisons are largely irrelevant.

GOVERNMENTAL REGULATION

         EMI
         ---

         SHOPPING AND ENTERTAINMENT MALLS

         The development, construction and operation of shopping and entertainment centers are subject to various regulatory controls, which vary according to the country of activity. In certain countries, such as Poland, a foreign company (or a local company which is controlled by foreign shareholders) is required to obtain a special permit for the acquisition of real estate properties in that country. In addition, some countries such as Poland and the Czech Republic require that the developer carry out an environmental report on the land before building permit applications are countenanced. In Poland, acquisitions of shares of a Polish company or of a foreign company that controls a Polish company require a permit from the Polish Anti Monopoly Office.

         In Poland, Hungary and the Czech Republic, building permits are issued in two stages. The first stage determines the "building conditions", which addresses factors such as the proposed area to be constructed and its distribution over the floors of the building, the building "foot-print" within the plot, building lines, access routes, and conceptual design. Once the "building conditions" have been approved and have become lawful (see below), the application for the formal building permit is submitted, which includes detailed architectural building plans, sections, elevations etc. all of which must comply with the approved building conditions. Following the issuance of both the "building conditions" approval and the building permit approval, a period of is allowed (which varies from country to country) for third parties whose rights are allegedly affected by the permits to file objections. Only in the event that this period passes without objection, or in the event that objections raised are dismissed by the competent authorities, do the permits become "lawful", valid and available for execution. In some instances where the applicable town zoning scheme does not permit commercial activities of the type characterized by our malls, it is necessary to process an amendment to the zoning scheme, which may be a protracted process and may not necessarily be successful (as in the case of the Prague District III project).

         Apart from the building permits which are required for the construction of the shopping and entertainment malls as mentioned above, the mall constructing are required to obtain "operating permits" from the municipal authorities before the mall can be opened to the public and commence operation. Such permits will typically address issues such as fire fighting facilities, escape routes, mechanical integrity of systems, public sanitation, and compliance with the approved building conditions and building permits. In addition, the individual tenants are required to obtain operating or business licenses in order to commence trading within the malls. In certain countries, video arcade operators may be required to obtain gaming licenses. The Project Companies are also required to comply with local regulations governing the employment of its employees.

         HIFUS PRODUCTS

         The testing, manufacture and sale of InSightec's products are subject to regulation by numerous governmental authorities, principally the FDA, the European Economic Community (the "EEC"), and corresponding state and foreign regulatory agencies.

         The U.S. Safe Medical Devices Act of 1990 (the "SMDA") includes various provisions which are applicable to each of the existing products of InSightec and may result in the Pre Market Approval process (a process whereby the FDA approves a new system that has no predicate devices that have been approved in the past) for such products becoming lengthier and more costly. Under the SMDA, the FDA can impose new special controls on medical products. These include the promulgation of performance standards, post-market surveillance requirements, patient registries, and the development and dissemination of guidelines and other actions as the FDA may deem necessary to provide a reasonable assurance of safety and effectiveness.

         In June 1993, directive 93/42/EEC for medical devices was adopted by the EEC. In June 1998, this directive replaced the local regulations and ensured free transfer of qualified medical equipment among member states. Medical devices that meet the established standards receive certification represented by the symbol "CE". There are two types of certifications that are granted: (i) general certification of a company and (ii) certification for a specific product. In addition, the established directives indicated, among other things, that InSightec should comply with the medical device directive; however, InSightec decided to comply with International Standard ISO 9001 (European Standard EN 29001) entitled "Model for Quality Assurance in Design, Development, Production, Installation and Servicing" and its extension to medical products EN 46001 which satisfies the medical device directive. On May 10, 2001, InSightec obtained a certification by the European Notified Body that it complies with the requirements of ISO 9001 and EN 46001.

         In 1985, Israel and the United States entered into a free trade agreement which generally enables tariff-free access of InSightec's products into the United States. As a result of an agreement entered into between Israel and the EEC, the EEC has abolished customs duties on most Israeli industrial products, including all Elscint, EUL and InSightec products of which Israeli or EEC origin can be proved.

         ELSCINT
         -------

         HOTEL AND LEISURE

         The Netherlands
         ---------------

         In The Netherlands, there are a number of commercial organizations regulating the hotel and restaurant industry, which govern methods of engaging in agreements, advertising tariffs and advertising the hotel. These regulations also govern the sale of alcohol to the public, terms of employing personnel, methods of registering the hotel and creating a method of rating the hotels in the Benelux countries (Belgium, The Netherlands and Luxembourg).

         In the Benelux countries, there is a "Benelux-Hotelclassificatie" (Benelux hotel classification system). In The Netherlands this classification system is conduced by the "Bedrijfschap Horecsa en Catering", a trade organization established by law in collaboration with the consumer society ANWB (which is a consumer society comparable to the AAA in the United States of America). Our hotels in The Netherlands have received a four-star rating. Restaurants and hotels operating in The Netherlands must operate under the management of a general manager and a local manager.

         According to Dutch law, where a company sells its business, it is obligated to transfer all employees together with the business. The hotel and restaurant industry in The Netherlands has collective labor agreement, which provides a grading system for employees in the hotel and restaurant industry. For each grade there is a minimum wage mandated. Among other things, the provisions of the collective labor agreement obligate the employer to provide money for employees for a number of funds.

         The total obligations of the companies in The Netherlands due to the termination of employees, in accordance with the laws in The Netherlands and labor agreements in effect, are covered by (i) current payments to government institutions for provisions for the retirement of employees or their dismissal;
(ii) current payments to life insurance companies for pensions; and (iii) a provision included in their financial reporting.

         Belgium
         -------

         Astrid Park Plaza has a license for operating the Astrid Park Plaza hotel in Antwerp, Belgium.

         In Belgium, the grading of hotels is conducted by a tourism organization which operates under the authority of, and in accordance with regulations issued by, the Belgian Ministry of Tourism. Hotels which are not graded are prohibited from trading as a hotel. This organization regulates and grades hotels and restaurants including supervising the method of engaging in agreements and advertising tariffs and the hotel. The regulations also establish the rating of hotels using the "stars" method. As of April 30, 2002, the evaluation of the Astrid Park Plaza hotel has been completed and the hotel has received an official H-4 rating, which is equivalent to a "Four Star Deluxe" rating.

         In addition, various licenses and permits are required to be issued by governmental authorities (including permits for the operation of a restaurant, the sale of alcohol and food and beverage licenses, etc.) and in some instances by the municipal authorities (including illumination, operation of a public terrace during summer months, etc.). Governmental authorities also conduct periodic reviews of installations and systems operating within the hotel (elevators, sprinkler systems, sanitation, etc.). Regulations also govern the employment of employees, the observance of which is monitored by the employee's union and regulated by governmental authorities.

         United Kingdom
         --------------

         The  principal   regulatory   requirements  for  the  construction  and
operation of hotels in the United Kingdom are as follows:

o Approval of the appropriate building control authorities for the plans and designs of the proposed hotel, culminating in the grant of a valid building permit;

o Building regulation consents required for the occupation and operation of the building, particularly in connection with means of escape in the case of fire;

o        Licenses for sale of alcohol;

o Compliance with various United Kingdom and European Union regulations in connection with employees, in particular working hours regulations;

o Compliance with health and safety regulations, in particular those concerning food and hygiene; and

o        Gaming licenses (where applicable).

         The type and nature of the licenses will vary according to circumstances. In particular, there are a number of different licenses that may be relevant in connection with the sale of alcohol and operation of entertainment facilities, depending on the nature of the services to be provided by the hotel to its patrons.

         Hungary
         -------

         The fact that the Ballet Institute Building has a historical landmark status, under the protection of the Hungarian Historical Building Office (which has authority for the administration and preservation of such building), mandates that the planning consents and requisite permits for the proposed renovation of the Ballet Institute Building and its conversion into an hotel must be applied for and obtained from the Historical Building Office. In order to obtain such consents and permits, it is necessary to ensure that the renovation plans provide for the restoration of the building and the preservation of its historical status.

         Various government decrees establish the criteria for the rating of hotel establishments. These criteria include: size of rooms; suite-to-room ratio; number of restaurants and other catering facilities; level of room service provided; level of room amenities provided; air-conditioning; guest facilities; and the quality and periods of food and beverage services provided.

         Following the completion of the renovation works, it will also be necessary to obtain an operating permit, which will only be issued after the following consents and approvals have been obtained:

o The approval of the local State Public Health and Medical Officer Service for the commercial accommodation;

o Animal Health Station and the local State Public Health and Medical Officer Service for businesses or catering establishments which use or market food or ingredients of animal origin;

o        The  Fire   Department   as  fire   control   authority   for  business
         establishments,     commercial     accommodations    and    hospitality
         establishments; and

o The competent building authority (in Elscint's case, the Historical Building Office) certifying that the developer has executed the renovation and construction works in compliance with the permits issued to it.

         The operating permit is issued for the hotel as a business activity. Other activities conducted within the premises (such as: restaurants, bars, shops, health clubs, etc.) require special operating permits, which are issued by the local municipal authorities. The sale of alcohol on the premises requires a permit from the customs authorities.

         South Africa
         ------------

         The Sandton Hotel is required to maintain, and it currently maintains, licenses for the sale of alcohol on the premises, a trading license, and to comply with national and municipal regulations regarding food, hygiene and employees.

         Romania
         -------

         Building permits required under local applicable laws will be necessary in order to execute the renovation works at the Bucuresti Hotel. In order to enable the re-opening of the hotel following renovation, the Bucuresti Hotel will be required to maintain licenses for the operation of the building as a hotel, the sale of alcohol on the premises and the operation of a restaurant and tourism services. In addition, the hotel will be required to maintain a trading license, and to comply with national and municipal regulations regarding food, hygiene, the operation and maintenance of the swimming pool, casino, elevators, health, sanitation, electricity, fire hazards prevention, and employees. The hotel will also be required to obtain local municipal and police approvals for the means of access to and egress from the hotel for motor vehicles.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

         FISCAL YEAR 2000

         EMI
         ---

         In 2000, EMI made the following capital expenditures and divestitures:

         Acquisition of Shopping and Entertainment Malls Business. On September 19, 2000, a subsidiary of EMI consummated the acquisition of the shopping and entertainment malls business from BEA Holding BV ("BEA Holding"), a subsidiary of Europe-Israel (M.M.S.) Ltd. ("Europe-Israel"), an Israeli company listed on the Tel Aviv Stock Exchange ("TASE"), which at that time held 50% of the rights to such malls (the "BEA Agreement") and from a subsidiary of Red Sea (an unrelated third party, who at that time held the remaining 50% of said malls) (the "Red Sea Agreement").

         Within the framework of the BEA Agreement, EUBV acquired BEA Holding's holdings in PC in consideration of $42.5 million (based on an independent valuation of PC's assets) as well as certain indebtedness owed to BEA Holding under certain financing facilities provided by BEA Holding to PC, which, as of March 31, 2000, totaled approximately $19.46 million, including accrued interest. Furthermore, EUBV acquired from BEA Holdings all additional shareholder loans granted by BEA Holdings to PC, as of April 1, 2000 and until the closing of the BEA Agreement, in consideration for the payment of their principal amounts only. The interest accrued on these loans was attributed to EUBV from the respective dates of the grant of the loans to PC. The total amount of these additional shareholder loans at the time of the closing of the BEA Agreement was approximately $15.3 million.

         Pursuant to the Red Sea Agreement, EUBV acquired all of Red Sea's investments in the capital stock of the various companies owning the malls, and all of the loans granted by Red Sea to companies, in consideration for the payment of $42.5 million.

         Immediately following the consummation of both transactions, EUBV held 100% of the shopping and entertainment mall business, 50% directly and 50% through PC. In October 2000, as part of a corporate re-structuring program, EUBV transferred to PC those rights acquired by it directly from Red Sea (50%) in each of the mall-owning companies. The consideration for the transfer of these rights was $42.5 million, which was recorded in the books of PC as an interest bearing loan due and owed by PC to EUBV. PC held, following the above described transactions 100% of the rights to the mall owning companies.

         Sadyba - In March 2000 we acquired the rights to 50% of the Sadyba mall for consideration of $4.150 million.

         Olive - In September 2000, we signed agreements for the acquisition, through ECT, of 32.8% of the outstanding share capital of Olive (30% on a fully diluted basis), in exchange for $6 million.

         Easyrun - In November 2000, EMI entered into a subscription agreement with Easyrun, as well as with various third parties, for the purchase of preferred shares of Easyrun, at a price per share of $1.79. Following payment by EMI of approximately $3 million, EMI was issued 23.7% of the preferred shares of Easyrun (19.22% on a fully diluted basis).

         ELSCINT
         -------

         In  2000,   Elscint  made  the  following   capital   expenditures  and
divestitures:

         Riverbank (Thames), London - The company owning the hotel paid an aggregate initial amount of GB (Pound)13.55 million as consideration for the acquisition of the long term lease rights to the land and certain property constructed thereon, and will pay annual lease payments of GB (Pound)500,000.

         Sherlock Holmes Hotel, London - The consideration paid for the assets acquired was approximately GB (Pound)10.5 million. The annual lease payment is GB (Pound)450,000, subject to review every five years on the basis of "open market value".

         The Bucuresti Hotel Complex, Bucharest, Romania - The total investment made by BEA in respect of this transaction (including ancillary costs) totaled approximately $27 million.

         Monfort Lake Project, Israel - Elscint entered into a development agreement with the Israeli Lands Administration and the local municipal authority, pursuant to which Elscint undertook to invest approximately NIS 9 million in the development of the infrastructure of the land, which amount includes the capitalized annual lease payment for the initial lease term.

         Sale of ELGEMS - As consideration for the transfer to GEMS of its 50% holdings in ELGEMS, Elscint received $30 million in the form of a promissory note maturing on December 31, 2001, linked to the U.S. dollar and bearing no interest. The discounted value of the proceeds of the sale at December 31, 2000 amounted to $28.3 million (based on an annual discount rate of approximately 6%). This transaction resulted in a capital gain of NIS 73 million.

         EBM - In early 2000, EBM invested approximately $1.5 million in Gamida (including the purchase of Dr. Gonen's shares), at a pre-money valuation of $7 million.

         FISCAL YEAR 2001

         EMI
         ---

         In 2001, EMI made the following capital expenditures and divestitures:

         Additional investment in VCON - In February 2001, a Dutch subsidiary of EMI signed an agreement for the investment in VCON of $4 million, and subsequent thereto signed an amendment to the agreement pursuant to which it would receive, for no further consideration, additional shares and warrants to purchase shares of VCON.

         Additional investment in Easyrun - On November 13, 2001, EMI entered into a convertible loan agreement with Easyrun (and other lenders), which provided for the grant by the lenders to Easyrun of a loan in the aggregate amount of $500,000, with EMI's share in such loan being $300,000. The principal amount bears interest at the rate of LIBOR + 2% per year. It was agreed that the loan may, at any time, be converted into Series C Preferred Shares of Easyrun at a price per share of between $0.928 and $1.124.

         Purchase of Afridar - In early 2001, a consortium that included a wholly-owned subsidiary of EMI (the "Group") won the right to acquire from the Governmental Companies' Authority ("GCA") the shares of the state owned company Afridar - Housing and Development Company of Ashkelon Ltd. ("Afridar"), a well known and experienced Israeli real estate entrepreneurial company with substantial holdings in residential property, and, as a joint venture party, in projects being developed in southern Israel. Afridar also has investment property holdings. Immediately thereafter, members of the Group signed an agreement in principle to govern their business relationship, according to which the party other than EMI would pay the total acquisition cost of the Afridar shares and, in exchange, the Company and/or its subsidiary would hold the Afridar shares registered in their names in trust for such other party. The Company, together with the other party, negotiated with the GCA the assignment of the Company's rights and obligations in Afridar to the other party. As of May 31, 2003, these rights had not yet been assigned.

         ELSCINT
         -------

         In  2001,   Elscint  made  the  following   capital   expenditures  and
divestitures:

         Riverbank (Thames), London - Following the acquisition and during 2001, the hotel-owning company made additional payments on account of planning and design costs of GB (Pound)3.2 million.

         Sherlock Holmes Hotel, London - The renovation of the Sherlock Holmes Hotel commenced in early 2001, and as of December 31, 2001 was in its final stages of completion. As of December 31, 2001, Elscint had invested GB (Pound)7.8 million in the hotel's renovation.

         The Victoria Park Plaza Hotel, London - The Victoria Park Plaza Hotel was opened in September 2001, and became fully operational in the beginning of 2002. During 2001, Elscint's subsidiary invested GB (Pound)10.7 million in the construction works of the hotel. As of December 31, 2001 Elscint invested GB (Pound)53.9 in the construction of the hotel.

         The Ballet Building, Budapest, Hungary - Currently in Preliminary Development - Elscint's subsidiary invested approximately $5.7 million in the renovations of the building.

         Monfort Lake Project, Israel - As of December 2001, Elscint invested NIS 9 million, including initial planning costs, in this project.

         EBM - In September 2001, EBM invested an additional $5 million in Gamida (including the purchase of Dr. Gonen's shares), at a pre-money valuation of $20 million.

         Gilbridge - In October 2001, Elscint entered into an agreement with Mr. Emmanuel Gill, a former Chairman of the board of directors of Elscint, for the sale by Elscint to Mr. Gill of 49% of the issued and outstanding shares held by Elscint in Gilbridge and the assignment of Elscint's rights under certain capital notes made by Gilbridge to Elscint for a consideration of $5 million. It was further agreed that the loan of NIS 18.9 million granted to Gilbridge for repayment out of initial profits for the period ending October 30, 2005 will nevertheless be repayable in full on that date if initial profits prove insufficient.

         FISCAL YEAR 2002

         EMI
         ---

         Acquisition  of Duna  Plaza,  Sopron  Plaza  and  Nyir  Plaza - see " -
Highlights of 2002". See also "Item 5 - Operating and Financial Review and Prospects - Loans".

         Refinancing of Alba Plaza, Debrecen Plaza, Miskolc Plaza and Szeged Plaza - See "Item 5 - Operating and Financial Review and Prospects - Loans".

         Financing loan for the acquisition of 50% of Pireas Plaza - See "Item 5
- Operating and Financial Review and Prospects - Loans".

         Continuing Investments in Mall Projects - Throughout 2002, EMI completed the construction of and opened the Savaria Plaza in Szombathely, Hungary, and continued the construction of various other projects. Part of the funds paid with respect to the mall projects were financed through investments by the Company, while a majority of the financing was obtained through bank loans. See "Item 5 - Operating and Financial Review and Prospects - Loans".

         ELSCINT
         -------

         HOTEL AND LEISURE

         Riverbank (Thames), London - The total additional amount invested by Elscint in this project during fiscal year 2002 was GB (Pound)12.1 million (approximately $19.5 million), including annual rent payments made by Elscint to the owner of the land. These amounts were expended principally in respect of planning and design and construction operations. Elscint has received approval in principal, in the form of a term sheet, for a long-term construction facility in respect of this project.

         The Ballet Building, Budapest, Hungary - The total investment in the project during 2002 (including obtaining full and clean possession) was approximately (Euro) 9.1 million (approximately $9.5 million).

         Astrid Park Plaza Hotel - The cost of the completion and of the renovation works at the Astrid Park Plaza hotel in Antwerp, Belgium and the commencement of construction of an oceanarium attraction within the facility was approximately (Euro) 2.6 million (approximately $2.7 million).

         Sale of Manufacturing Facility - Effective December 31, 2002, Elscint sold substantially all of the assets and assigned substantially all of the liabilities pertaining to the business previously conducted by it at its factory in Ma'alot, to an unrelated third party. The sale price of the facility was approximately $20 million, and Elscint recorded a capital gain of approximately $8 million. (See : "Item 4 - Highlights of 2002").

         Entertainment and Commercial Center - The total additional amount invested by Elscint's subsidiary in this project during fiscal year 2002 was $20.9 million. The total cost of the project is estimated at approximately $150 million.

         Bio Technology Investments - In April 2002, EBM acquired from a third party an additional 450,000 ordinary shares of Gamida for approximately $1,042,000.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES CURRENTLY IN PROGRESS

         Currently, we and Elscint are either in the process of making or are planning to make additional capital expenditures, as follows:

         EMI
         ---

         Refinancing loan for the acquisition of an aircraft - See "Item 5 - Operating and Financial Review and Prospects - Loans".

         Refinancing loan for Krakow Plaza - See "Item 5 - Operating and Financial Review and Prospects - Loans".

         EMI has recently agreed with an Israeli bank, on an extension to the repayment term of the credit facility. See "Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources".

         Acquisition of Dreamland Entertainment N.V. See "Item 4 - Information on the Company -Highlights of 2002 - EMI".

         ELSCINT
         -------

         During 2003, Elscint either made, was in the process of making, or was planning to make, additional capital expenditures, as follows:

         HOTEL AND LEISURE

         Riverbank (Thames), London - construction
         -----------------------------------------

         The additional amount invested by Elscint in this project during 2003 was (Pound)6.5 million (approximately $10.47 million) including annual rent payments made by Elscint to the owner of the land. These amounts were expended principally in respect of planning and design and construction operations.

         The Ballet Building, Budapest, Hungary - construction
         -----------------------------------------------------

         The additional amount invested by Elscint in this project during 2003 was approximately (Euro) 0.45 million (approximately $0.47 million). The estimated cost of the renovation and conversion of the building into a hotel, which will commence in late 2003, is approximately (Euro) 35 million (approximately $36.7 million).

         Astrid Park Plaza hotel
         -----------------------

         The cost of the construction of the oceanarium attraction within the facility up to May 31, 2003 was approximately (Euro) 1.5 (approximately $1.6 million).

         Bernard Shaw hotel
         ------------------

         In January 2003, Elscint leased the Euston Road Property to an unrelated third party for a period of 25 years. The rental payments are in a fixed amount for each of the first four years of the lease, and thereafter increase annually at the rate of 2.5% through the end of the lease term.

         Bucuresti Hotel Complex, Bucharest, Romania - Renovation Planned
         ----------------------------------------------------------------

         Elscint intends to extensively renovate the Bucuresti Hotel in order to enable compliance with the international standards required for a four star business hotel. As at May 31, 2003, the renovation program was in an advanced stage of preparation. On the basis of the budget currently under consideration, Elscint anticipates that an investment of approximately (Euro) 36.5 million (approximately $38.3 million) will be required, which Elscint intends to finance through the issuance of equity, shareholders loans and bank loans.

         ENTERTAINMENT AND COMMERCIAL CENTER

         During the first quarter of 2003, Elscint's subsidiary invested approximately $9 million in this project. The total estimated cost of completing the project is approximately $40 million.

ORGANIZATIONAL STRUCTURE

         EMI is a member of the Europe-Israel group of companies (See "Item 7 - Major Shareholders and Related Party Transactions"). Control Centers Ltd. ("Control Centers"), an Israeli privately-held company, is currently EMI's largest shareholder (approximately 80%).

         EMI's significant subsidiaries, as of May 31, 2003, were as follows:


                                                                               COUNTRY OF           EMI'S DIRECT/INDIRECT
NAME OF COMPANY                                        ABBREVIATED NAME        ORGANIZATION         OWNERSHIP (PERCENTAGE)
                                                                                                    EQUITY         VOTING
SUBSIDIARY AND JOINTLY CONTROLLED COMPANIES **

Elbit Medical Holdings Ltd.                            EMH                     Israel               99%            99%
Elscint Ltd.                                           Elscint                 Israel               61.5%          61.5%
BEA Hotels NV                                          BEA Hotels              The Netherlands      61.5% *        61.5%
Elscint Bio-Medical Ltd.                               EBM                     Israel               61.5% *        61.5%
S.L.S. Sails Ltd.                                      SLS                     Israel               61.5% *        61.5%
Elbit Ultrasound Ltd.                                  EUL                     Israel               100%           100%
Elbit Ultrasound (Netherlands) BV                      EUBV                    The Netherlands      100%           100%
Elbit Communications and Technology BV                 ECT                     The Netherlands      100%           100%
InSightec - Image Guided Treatment Ltd.                InSightec               Israel               53.8%          53.8%
Plaza Centers (Europe) BV                              PC                      The Netherlands      100%           100%
Plaza Centers Management Hungary Kft.                  PCM                     Hungary              100%           100%
Superior Investments Ltd.                              Superior                Israel               100%           100%

AFFILIATED COMPANIES AND OTHER INVESTMENTS
VCON Telecommunications Ltd.                           VCON                    Israel               20.3%          20.3%
Olive Software Inc.                                    Olive                   USA                  36.2%          36.25%
Easyrun Ltd.                                           Easyrun                 Israel               30.3%          30.3%


(*) These percentages are calculated as beneficially owned by EMI by virtue of its holdings of Elscint.
(**) There are various additional companies in various stages of liquidation.

PROPERTY, PLANTS AND EQUIPMENT

         EMI
         ---

         As of May 31, 2003, EMI (excluding Elscint) leased approximately 26,000 square feet in Israel for management and administration purposes, of which parts were leased from Control Centers at market prices. For further details see "Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions - Other - Lease".

         InSightec's operations are conducted in facilities mainly leased from unaffiliated entities. As of May 31, 2003, InSightec leased an aggregate of approximately 18,000 square feet in Tirat Hacarmel and Or-Yehuda, Israel, where it maintains its principal executive offices and performs the research, development and manufacturing activities of TxSonics and TOR. These leases will expire in 2005. Rental payments are linked primarily to the various Israeli price indices. Total annual rental expenses under these leases are $400,000 (approximately NIS 1.76 million). The leased property is adequate for the needs of InSightec in the foreseeable future.

         Sadyba Center SA, the owner of the Sadyba Best Mall, in which we hold a 50% interest, leases 305,668 square feet from the Municipality of Warsaw on a long term lease which expires on July 31, 2021. Annual rental payments are approximately $350,000 (approximately NIS 1.658 million), which are partially off-set by rental received from the sub lessee, which sub-leases an area of approximately 50,000 square feet upon which a gas station operates at an annual rental of approximately $50,000 (approximately NIS 236,850). No mortgages are registered over the long term lease rights in this property. A shopping mall with a total constructed area of 583,000 square feet is constructed upon this site, of which approximately 254,500 square feet are available for leasing.

         Plaza House Kft. is the owner of a renovated building with a total built up area of approximately 26,400 square feet, which is constructed upon a plot of land measuring approximately 6,600 square feet on Andrassy Blvd. in central Budapest. A mortgage is registered over this property in favor of Hypo Vereinsbank as security for a loan awarded to Plaza House Kft. in the amount of EURO 2.3 million

         The following mall-constructing subsidiaries are registered as the owners of certain rights to various properties, as follows:


Name                                   Title          Land           Constructed Area (sq.ft.)    Lien
                                                      Area (sq.ft.)  Total         Leasable

Duna Plaza (**)                        Freehold       476,000        1,100,000         600,000    OVAG
Csepel Plaza                           Freehold       151,000        220,000           150,000    OVAG
Gyor Plaza                             Freehold       567,000        219,000           165,000    OVAG
Debrecen Plaza                         Freehold       152,000        372,000           161,000    MKB+OTP+K&H
Alba Plaza                             Freehold       321,000        223,000           165,000    MKB+OTP+K&H
Pecs Plaza                             Freehold       660,000        228,000           168,000    OVAG
Szeged Plaza                           Freehold       473,000        230,600           170,000    MKB+OTP+K&H
Miskolc Plaza                          Freehold       160,000        390,000           161,000    MKB+OTP+K&H
Kanizsa Plaza                          Freehold       267,000        117,000            83,000    CIB
Kaposvar Plaza                         Freehold       296,000        133,000            91,000    MKB
Szolnok Plaza                          Freehold       51,500         165,600            77,500    K&H and OTP
Zala Plaza                             Freehold       110,000        112,400            80,000    K&H and OTP
Savaria Plaza                          Freehold       120,000        128,000            91,600    K&H and OTP
Sopron Plaza (**)                      Freehold       548,000        234,000           164,000    OVAG
Nyir Plaza (**)                        Freehold       485,000        218,000           150,000    Erste
Sadyba Best Mall (50%) (*)             Leasehold      306,000        594,000           260,000    ----
Ruda Slaska Plaza                      Freehold       385,000        242,000           158,000    ING-BANK SLASKI
Krakow Plaza                           Freehold       660,000        440,000           344,300    OVAG

          (*)     Leased until 2021
         (**)     Recently acquired

         ELSCINT
         -------

         PROPERTY IN ISRAEL

         As of May 31, 2003, Elscint leased approximately 6,300 square feet in Tel Aviv.

         Elscint's subsidiary that acquired the rights to the entertainment and commercial center in the Marina in Herzlia, Israel will be registered as the owner of the long term lease rights to land owned by the Israeli Land Administration.

         In September 2000, Elscint won a tender for the acquisition of long-term lease rights to approximately 22 acres, situated on the bank of the artificial Lake Monfort near Ma'alot in Northern Israel.

         PROPERTY IN THE UNITED STATES

         Elscint Inc., Elscint's wholly-owned United States subsidiary, owns a building in Rockleigh, New Jersey, consisting of approximately 40,000 square feet. Until March 2001, Elscint Inc. used approximately 5,000 square feet for its office space.

         PROPERTY IN EUROPE AND SOUTH AFRICA

         Set forth below is certain information with respect to Elscint's hotels and hotel projects in Europe and South Africa:


------------------------------------------------------------------------------------------------------------------------------------
                           Size of Property   Percentage of Ownership
      Name of Hotel            (Sq. Ft.)             by Elscint                         Encumbrances; Miscellaneous
------------------------------------------------------------------------------------------------------------------------------------
Victoria Hotel, Amsterdam       220,000                 50%             o  land pledged as collateral to secure payment of loan

                                                                        o  first priority mortgage and first priority lien on
                                                                           all movable assets
------------------------------------------------------------------------------------------------------------------------------------
Utrecht Park Plaza,             55,880                  50%             o  long term lease rights pledged as collateral to
Utrecht                                                                    secure payment of loan

                                                                        o  first priority lien on all movable assets
------------------------------------------------------------------------------------------------------------------------------------

Astrid Park Plaza,              315,000                 100%            o  none
Antwerp
------------------------------------------------------------------------------------------------------------------------------------
Euston Road, London             275,000                 35%             o  first priority mortgage on land and on movable
                                                                           assets

                                                                        o  first ranking pledge on shares of subsidiary that
                                                                           owns the rights to the land
------------------------------------------------------------------------------------------------------------------------------------
Southern Park Plaza             89,100                 33.33%           o  first priority mortgage on land
Hotel, Johannesburg,
South Africa                                                            o  lien on all movable assets
------------------------------------------------------------------------------------------------------------------------------------
Victoria Park Plaza,            242,000                 50%             o  first priority mortgage on land
London

                                                                        o  first priority lien on shares of subsidiary that
                                                                           owns the rights to the land

                                                                        o  lien on all movable assets
------------------------------------------------------------------------------------------------------------------------------------
Ballet Building, Budapest       170,000                 50%             o  no loans have been taken.  Property is
                                                                           unencumbered.


------------------------------------------------------------------------------------------------------------------------------------
Riverbank (Thames)              327,700              45% equity         o  long term lease rights for 125 years
property, London

                                                     50% voting         o  first priority mortgage on land

                                                                        o  first ranking lien on shares of subsidiary that
                                                                           owns the rights to the lease

                                                                        o  lien on all movable assets
------------------------------------------------------------------------------------------------------------------------------------
Sherlock Holmes Hotel,          65,600               45% equity         o  sub-lease for 99 years and an option to extend to
London                                               50% voting            a total of 125 years


                                                                        o  lien on the sub-lease rights
------------------------------------------------------------------------------------------------------------------------------------
Bucuresti Hotel Complex,        901,000                 69%             o  Property and movables unencumbered
Bucharest, Romania
------------------------------------------------------------------------------------------------------------------------------------

         In January 2003, Elscint leased the Euston Road property in London to an unrelated third party for a period of 25 years. The rental payments are in a fixed amount for each of the first four years of the lease, and thereafter increase annually at the rate of 2.5% through the end of the lease term. The lessee has placed a deposit in the amount of GB (Pound)2.5 million (approximately $4.0 million) that will serve as security for the rent payments. The lessee has also been granted an option to extend the lease agreement by two additional periods of 15 years each.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GENERAL

         Our functional currency is NIS and our financial statements are prepared in accordance with Israeli GAAP. Israeli GAAP and U.S. GAAP differ in certain respects, which are summarized in detail in Note 26 of the Notes to the Financial Statements.

         In accordance with the principles set forth in Opinion No. 36 of the ICPAI, the financial statements of autonomous foreign subsidiaries, or autonomous subsidiaries, are prepared in their local currency, which is their functional currency. The financial statements were translated into NIS on the basis of the exchange rates in effect on the balance sheet date after first being adjusted for inflation in their respective countries of principal operation. The differences arising between the adjustment of the Company's investment in its various other entities (including in loans of an investment nature) on the basis of the changes in the CPI, and the adjustment of the Company's share in the shareholders' equity of such entities on the basis of the changes in the exchange rate of the local currency as compared to the NIS and the rate of inflation in the respective countries, are included in shareholders' equity under the item "Capital reserves from the translation of financial statements of foreign investees." Financing expenses caused by foreign currency loans that financed the investments in the autonomous subsidiaries, as well as the related tax effect, are also included in the same item.

         The financial statements of the Company's integrated foreign entities in which it owns an interest (as defined in Opinion No. 36 of the ICPAI) are prepared in foreign currency. The financial statements of these companies were translated into Israeli currency as follows:

         o Non-monetary balance sheet items were translated according to historical exchange rates and adjusted, through September 1999, on the basis of the changes in the exchange rate of the dollar, and from that date on, according to the changes in the CPI.

         o Monetary balance sheet items (items which represent amounts receivable or payable at face value, which represent their realizable value) were translated according to the exchange rate as at balance sheet date.

         o Statement of income items were translated, through September 1999, according to the average exchange rates prevailing when the transactions were effected and thereafter according to the changes in the CPI. Differences arising from such translations are included in financing expenses.

         Because our revenues and expenses are recorded in various currencies, the results of our operations are affected by several inter-related factors, including the ratio between the value of the NIS and other currencies, the rate of inflation in Israel and the timing and amount of the devaluation of the Israeli currency as compared to the U.S. dollar.

         Financial data included in this discussion has derived from our Consolidated Financial Statements and analyses based on our general accounting records and published statistical data. Such financial data has been rounded to the nearest thousand. For convenience purposes, certain selected financial data presented herein for the fiscal year ended December 31, 2002, has been translated into dollars using the representative exchange rate on December 31, 2002 of NIS 4.737 = $1.00.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         The following discussion should be read in conjunction with the consolidated financial statements of the Company included in Item 18 and notes thereto.

         "Critical accounting policy" as indicated by the SEC, is one that (i) is important to the portrayal of an entity's financial condition and results and
(ii) requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe that our critical accounting policies are those described below. For detailed information on the application of these and other accounting policies, see Note 2 to the consolidated financial statements includes in Item 18. As for the differences between Israeli GAAP and U.S. GAAP, see Note 26 to the financial statements included in Item 18.

         The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in Israel ("Israeli GAAP"), requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to impairment of real estate assets and investments, assessment of the probable potential outcome of litigation matters in which we are involved and other contingent liabilities, allowance for doubtful accounts, determination of subsidiaries' functional currency, deferred taxes and capitalization of costs. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. In preparing the financial statements and forming its estimates and judgments with respect to certain amounts included therein, management has utilized available information including, among other factors, the Company's past history, industry standards and the current economic environment, while giving due consideration to materiality. It is possible that the ultimate outcome, as anticipated by management in formulating its estimates inherent in these financial statements, will not materialize. However, application of the critical accounting policies described below involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, the actual outcome could differ from these estimates. In addition, other companies may use different estimates, which may have impact on the comparability of the Company's results of operations to those of companies in similar businesses.

         The SEC recently issued Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies" ("FRR 60"), suggesting companies provide additional disclosure and commentary on those accounting policies considered most critical. FRR 60 considers an accounting policy to be critical if it is important to our financial condition and results of operations, and requires significant judgment and estimates on the part of management in its application.

         We believe the following critical accounting policies reflect our principal significant judgments and estimates used in the preparation of the consolidated financial statements.

IMPAIRMENT AND DEPRECIATION OF LONG-LIVED ASSETS

         The Company evaluates the need for an impairment loss on its real estate assets used in operations or under construction, when indicators of impairment are present and based on the estimated undiscounted cash flows (before interest and tax charges) expected to be generated by those assets in comparison and if they are not sufficient to recover their carrying amounts. Indicators we consider important so as to trigger an impairment review include the following: a significant negative industry or economic trend; a significant under-performance relative to historical or projected operating results; a significant change in the manner in which an asset is used; and an accumulation of costs significantly in excess of the amount originally expected to construct an asset. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. If such an asset is considered to be impaired, an impairment loss is recorded. The impairment loss, if any, is measured by comparing the amount that reflects the fair value of the asset at the time impairment is evident, to its carrying amount. Estimates of fair value represent the best estimate based on industry trends with reference to market rates and transactions. In the event the projected forecasts regarding the future cash flow generated by those assets are not met, we may have to record in the future an impairment loss not previously recorded.

         Based on management's estimates of future cash flows, our long-lived assets were determined to be recoverable, except for an impairment loss of NIS
4.4 million, which were recorded in 2002. In addition, the Company has recorded an impairment loss of the carrying value of investments in certain subsidiaries, for the year ended December 31, 2002, which was attributed, in the consolidated financial statements, to the assets value of each such a subsidiary. See also "Impairment of Investments", below.

         The recognition of an impaired property and the potential impairment calculation are subject to a considerable degree of judgment, the results of which, when applied under different principles or different conditions or assumptions, are likely to result in materially different amounts and could have a material adverse impact on the financial statements. The evaluation of future cash flow expected to be generated by each property is subject to a significant uncertainty in the estimation of future income and expenses of the hotels' and/or the commercial center's operations, and the future capital expenditures. In preparing these projections, the Company must make a number of assumptions concerning occupancy rates, average room rate (in respect of hotels), rental fees rates (in respect of the commercial and entertainment center), rates of growth of revenues, market prospects, operational efficiency of the management company and the scope of maintenance and other operational expenses. Such estimates are affected by economic factors such as visitors' trends per each site, general prospect of demand and supply of hotel rooms in the city (in respect of hotels), competition in the site area and macro-economic factors in each country.

         Depreciation of real estate is based on the estimated useful life of the property (50 years in respect of the commercial centers and 67 years in respect of the hotels) using the straight-line method.

         Maintenance  and repairs are charged to expenses as  incurred.  Capital
improvements   and  renovations  are  capitalized  and  depreciated   using  the
straight-line method over their estimated useful life.

         Under different assumptions or conditions, the asset impairment analysis may yield a different outcome, which may alter the impairment analysis on our assets, as well as the gain or loss on the eventual disposition of the asset.

IMPAIRMENT OF INVESTMENTS

         The Company evaluates permanent impairment on individual investments (including, in subsidiaries) in its portfolio, when an investment has experienced a sustained decline (not of a temporary nature) in fair value below cost. Management considers several factors, including a significant negative industry or economic trend, a significant under-performance relative to historical or projected operating results, the length of time during which such investment has experienced a decline, achievement of business plan objectives and milestones, the value of each ownership interest in an unconsolidated company in relation to the carrying value, the financial condition and prospects of the company as well as the volatility inherent in the external markets for these investments, and other relevant factors. These evaluations are subjective in nature. Permanent declines in value result in a charge to net income or against foreign translation adjustment reserve in shareholders equity, as applicable, reducing the carrying value of the investment.

         The Company holds majority interest in private investee companies (without a quoted market value), which own and operate (each of them) an entertainment and commercial center and/or a hotel.

         In addition, the company holds also minority interests in high-tech companies that are either operational or in their development stage, some of which are publicly traded and whose share prices are highly volatile and some of which are privately held companies (without a market for the trade of their securities), whose value is difficult to determine.

         The Company records an investment impairment charge when it believes an investment has experienced a decline in value that is not temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or in an inability to generate the anticipated cash flow from holding the investee company and recover the carrying value of the investments (which is not reflected in an investment's current carrying value), thereby possibly requiring an impairment charge in the future.

         In 2002, the Company recorded a write-down of such investments in the amount of NIS 99.6 million ($21.0 million). In the year 2001 - NIS 16.6 million ($3.8 million) and in 2000, no write-down was recorded.

         For  additional  information  -  see  notes  2G;  10A(1);   10B(1)b(8);
10B(3)b(8) and 11A to the financial statements including in item 18.

         As for the differences between Israeli and U.S. GAAP in respect of investment in subsidiaries- fair value measurement - see subsection A14 to note 26 to the financial statements included in Item 18.

ALLOWANCE FOR DOUBTFUL ACCOUNTS, LITIGATION AND OTHER CONTINGENT LIABILITIES

         a. The Company and its subsidiaries are currently involved in various litigation disputes in substantial amounts. We provide a provision for contingent obligations (including those in respect of discontinued operations) when the obligations are probable and the amounts may be estimated reasonably. We include in the financial statements provisions which in management's opinion, based on, among other factors, legal consultation and past experience, are deemed adequate to cover the costs and resources necessary to satisfy the potential liabilities under these claims. As facts concerning contingencies become known, we reassess our position and make appropriate adjustments to the financial statements.

         In addition to the above, the Company and its subsidiaries are involved in litigation matters, the amount or outcome of which may not be estimated (e.g., class actions). Because of the uncertainties related to amounts and/or ranges of losses in these remaining litigation matters, neither the Company's management nor its legal advisors are able to make a reasonable estimate of the liability that could result from an unfavorable outcome. As additional information becomes available, we will re-assess the potential liability related to our pending litigation and revise our estimates accordingly. Such revisions in our estimates of the potential liability could materially impact our results of operations and financial position.

         For additional information regarding contingent liabilities, see "Item 8 - Financial Information - Legal Proceedings".

         b. Following the sale of the Company's operations in 1998, the Company was required to assess the outcome of various contingent liabilities in connection with such sale. The outcome of such contingent liabilities may differ materially from the assessment of management. Management periodically evaluates these assessments and makes appropriate adjustments to the financial statement based thereon.

         c. The Company examines, on an ongoing basis, the volume of credit extended to its customers in the ordinary course of business and, accordingly, records a provision for doubtful accounts based on those factors affecting credit risks of certain customers based upon the judgment of management.

         Our group companies periodically evaluate the quality and value of loans granted by them to various third parties in the ordinary course of business, in light of the securities provided therefor, the term of such loan and their past expreience with such third parties.

         d. The allocation of the proceeds from the sale of the Company's operations in 1998 among Elscint and its subsidiaries is based on an estimated fair value of assets (both tangible and intangible) sold by each of the companies; on separate negotiations held with each selling company; and on the basis of the provisions stipulated in the respective sale agreements. A different method of allocation may cause Elscint and its subsidiaries additional liabilities and/or expenses. Elscint's management believes that the estimates used as the basis for this allocation of proceeds are adequate under the circumstances.

DETERMINATION OF FUNCTIONAL CURRENCY OF INVESTEE COMPANIES

         In preparing our consolidated financial statements, we are required to evaluate the functional currency of certain subsidiaries operating outside of Israel (mainly in Europe). The functional currency is determined based on management judgment and involves consideration of all relevant economic factors and circumstances affecting each subsidiary (e.g., the currency of the financial environment that significantly affects management in determining, inter alia, services' prices, or the currency used by management for the purpose of decision making). Generally, the currency in which each subsidiary transacts a majority of its transactions, including purchases, billings, collections and payments (i.e., currency in which receivables and payments from current activity are denominated or in which they are held following their conversion), as well as financing, the currency in which majority of costs pertaining to the supply of services are incurred (e.g. payroll, maintenance and other expenditures), may indicate the functional currency while the nature of the subsidiary's operations must also be considered. A significant change in the financial environment, or in the foregoing factors in whole or in part, may require management to re-asses its determination of the functional currency.

         Based on our assessment of the foregoing factors, we consider the relevant subsidiary's local currency to be the functional currency for each of our international subsidiaries.

         When any subsidiary's functional currency is deemed to be the local currency, then any gain or loss associated with the translation of that subsidiary's financial statements, for consolidation purposes, is charged directly to a separate item in the shareholders' equity, namely "foreign currency translation adjustments". Exchange differences on net monetary items included in the subsidiary's financial statements which are denominated in, or linked to, currencies other than the functional currency, are recorded directly to the statements of operations. See also "Item 11 - Quantitative and Qualitative disclosure about market risks - Exchange rate exposure" and "Item 11
- Quantitative and Qualitative disclosure about market risks - Exposure to net investment value of foreign entity."

         However, in the event the functional currency changes to a currency other than the local currency, the amount of the foreign currency translation adjustment and/or the net income could be materially affected in each reported year relevant to the change.

         For information on currencies involved in our global operations, see "Item 11 - Quantitative and Qualitative disclosure about market risks - Table I
- foreign currency risks".

ACCOUNTING FOR INCOME TAXES

         As part of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves an estimate by us of our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities that are included in our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. To the extent we believe that recovery is unlikely, we must establish a valuation allowance. The Company records a valuation allowance to reduce deferred tax assets to the amount believed more likely than not to be realized. In assessing the need for the valuation allowance, the Company considers future taxable income and ongoing prudent and feasible tax planning strategies. In the event the Company determines that it may not be able to realize all or part of its net deferred tax assets, an adjustment to the deferred tax assets would be charged as a tax expense in the period throughout which such determination was made. Likewise, should the Company determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would be recorded as tax income in the period throughout which such determination was made.

         CAPITALIZATION OF COSTS

         We capitalize direct acquisitions, construction and development costs, including initiation costs, pre-development costs, finance costs in real terms, property taxes, insurance, and indirect allocated project costs, that are associated with the acquisition, development or construction of real estate projects. Costs previously capitalized that relate to (i) an abandoned development opportunity; (ii) a project that is not reasonably expected to materialize; or (iii) a project the expected economic benefit of which is doubtful, are written off, and charged to the statement of operations. Should development and construction activities decrease substantially, a portion of financial costs and project expenses may no longer be eligible for capitalization, and would be expensed.

OPERATING RESULTS

         The   following   table   presents  for  the  periods   indicated   the
relationships of certain income statement items as percentages of net revenues of EMI:


                                                                           YEAR ENDED DECEMBER 31,

                                                                  2002 (%)       2001 (%)      2000 (%)
                                                                  --------       --------      --------
   Revenues                                                         100            100            100
   Revenues from Commercial-center operations                        57             47             18
   Revenues from hotel operations and management                     42             49             69
   Revenues from Long-term projects                                   0              4             13
   Cost of commercial-center operations                              31             24              8
   Cost of hotel operations and management                           40             45             59
   Cost of long-term projects                                         0              3             12
   Gross profit                                                      29             29             21
   Initiation Costs of projects                                       3              2              2
   Research and development expenses, net                             6              9             17
   Marketing and selling expenses                                     6              3              1
   General and administrative expenses                               18             22             35
   Operating loss before financial income, net                       (4)            (7)           (35)
   Financial income (expenses), net                                  (1)            36             21
   Operating income(loss) after financial income, net                (5)            29            (13)
   Other income (expenses), net                                       2             12            (10)
   Income (loss) before income taxes                                 (3)            41            (24)
   Income taxes                                                       4              5             12
   Income (loss) after income taxes                                  (7)            36            (36)
   Equity in earnings (losses) of investee companies, net            (1)            (3)            (2)
   Minority interest in results of subsidiaries, net                  5             (2)            10
   Income (loss) from continuing operations                          (3)            31            (28)
   Income (loss) from discontinued operations, net                   11              7             18
   Net income (loss) for the year                                     8             38            (10)


FISCAL 2002 COMPARED TO FISCAL 2001

         Revenues from Commercial and Entertainment malls operations, Hotal operations and management and long term projects were NIS 497 million (approximately $105 million), compared to NIS 287 million for fiscal 2001, an increase of NIS 210 million, or 73%.

         Revenues from Commercial and Entertainment malls operations for fiscal 2002 were NIS 285 million (approximately $60 million), as compared to NIS 134 million for fiscal 2001, an increase of NIS 151 million or 112%.

         The increase in revenues in the reported period compared to the corresponding period in the previous year was due primarily to the inclusion of the activities of three additional Commercial and Entertainment malls in Hungary and two Commercial and Entertainment malls in Poland, most of which were inaugurated at the end of 2001, in addition to another three Commercial and Entertainment malls acquired on February 25, 2002.

         Following completion of the acquisition and the opening of the aforementioned Commercial and Entertainment malls, the Company owns 18 active Commercial and Entertainment malls, of which 15 are located in Hungary and 3 in Poland. These centers are expected to yield aggregate annual revenues of approximately NIS 250 million (approximately $52-63 million) and are characterized by a rate of gross profit estimated at 45% to 48%.

         Revenues from Elscint's hotel activities for fiscal 2002 were NIS 210 million as compared to NIS 141 million for fiscal 2001, an increase of NIS 69 million (approximately $14.5 million) or 48%.

         The increase in revenues of the hotel division resulted  primarily from
(i) commencement of operation of the Sherlock Holmes and Victoria Park Plaza hotels in London at the end of fiscal 2001 and (ii) increase in the exchange rate of the Euro and the British Pound against the NIS in fiscal 2002.

         Elscint expects income from its hotel business to decrease in fiscal 2003, mainly due to the discontinuing operations at the Bernard Shaw hotel at the beginning of fiscal 2003, as a result of leasing the property, and to the closing of the Bucuresti Hotel in Romania for renovation. In addition, Elscint expects to record revenue from the operation of the entertainment and commercial center at the Herzlia Marina in the second half of 2003.

         As a result of the foregoing factors, total gross profit for fiscal 2002 was NIS 145 million (approximately $31 million), or 29% of total revenues, compared to NIS 82 million, or 29% of total revenues, in fiscal 2001.

         Cost of initiation of projects in 2002 was NIS 17 million (approximately $4 million) compared to cost of initiation of projects in 2001 of NIS 6 million. These expenses derived primarily from land acquisition activities in connection with non-realized Commercial and Entertainment malls, as well as hotels.

         Net research and development expenses in fiscal 2002 totaled NIS 29 million (approximately $6 million), as compared to NIS 24 million in fiscal 2001. EMI included in its results for fiscal 2002 income from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel ("OCS") in the amount of NIS 8 million. In the twelve month period ended December 31, 2002, the Company recorded, under other income, deferred income amount deriving from an increase in the Company's share in the net book value of InSightec (resulting from the decrease in its rate of shareholding in InSightec) at the end of 2001, in an amount of NIS 25.1 million (approximately $5.3 million).

         General and administrative expenses in fiscal 2002 were NIS 90 million (approximately $19 million), as compared to NIS 63 million in fiscal 2001. These general and administrative expenses included executive, administrative, legal and accounting activities, rental expenses and professional fees. These increases derive primarily from an increase in administrative and general expenses in the subsidiary company Plaza Centers, which incorporates the activities of commercial centers in the Group, comprising an additional eight Commercial and Entertainment malls, over the course of the reported year.

         Net other income in fiscal 2002 was NIS 9.6 million (approximately $2 million), as compared to NIS 34.7 million in fiscal 2001. See note 20I to the financial statements.

         Net financing expenses in fiscal 2002 were NIS 5.5 million (approximately $1 million), as compared to net financing income of NIS 103 million in fiscal 2001. The transition from net financing income to net financing expenses in 2002 as compared to 2001 was primarily due to a combination of the following factors:

         1. An increase in the volume of credit balances (mainly in Hungary and Poland) assumed by group companies (mainly during the first quarter) for financing increases in investments in Commercial and Entertainment malls and the resulting increase in the cost of credit.

         2. A decrease in Elscint's liquid assets and in the rate of actual yield produced by the Group companies, resulting out of their investment in cash and deposits.

         3. A decrease in the Company's income from derivative financial transactions carried out by the Company's investments department, as compared to the previous year. See "Item 11. - Quantitative and Qualitative Disclosure About Market Risks."

         4. Changes in the exchange rate of operational currencies (primarily the Euro and the NIS) in relation to the exchange rate of financing currencies (primarily the Dollar), which yielded financing income due to the lower rate of depreciation of the Dollar to the NIS, as compared to last year.

         Income taxes for fiscal 2002 were NIS 22 million (approximately $4.6 million), as compared to NIS 14 million in fiscal 2001.

         EMI's share in net loss of investee companies in fiscal 2002 totaled NIS 2.9 million (approximately $0.6 million). This loss was due to a net loss from the operations of the Group's investee companies: Gamida, VCON, Olive and Easyrun.

         On December 31, 2002, Elscint sold to a third party all of its manufacturing, assembly, engineering, and integration activities of systems and sub-systems segment (mainly related to medical imaging), which were performed in Elscint's plant in Maalot in northern Israel. Upon completion of this transaction, the group's activity in this segment and in the field of medical imaging in general was discontinued. Net income from discontinuing operations in fiscal 2002 was NIS 55.8 million (approximately $11.8 million) as compared with NIS 19.1 million in fiscal 2001. See note 23 to the financial statements.

         In the reported year, the Group paid to its minority shareholders in Elscint a cash dividend of $1.10 per share.

         As a result of the foregoing factors, EMI had a net income in fiscal 2002 of NIS 41.1 million (approximately $8.6 million), as compared to a net income of NIS 107.8 million in fiscal 2001.

FISCAL 2001 COMPARED TO FISCAL 2000

         Revenues from Commercial and Entertainment malls operation, hotel operations and management and long-term projects for fiscal 2001 were NIS 286 million compared to NIS 156 million for fiscal 2000, an increase of NIS 130 million, or 83%.

         The increase in the total revenues resulted primarily from (i) consolidation of the operations of the two additional shopping malls in Hungary and the two malls in Poland, which were opened during 2001 and (ii) consolidation of Elscint's Buchuresti Hotel's results commencing in April 2001.

         Total gross profit for fiscal 2001 was NIS 82 million, or 29% of total revenues, compared to NIS 32 million, or 20% of total revenues, in fiscal 2000.

         Cost of initiation of projects in 2001 was NIS 5.9 million compared to cost of initiation of projects in 2000 of NIS 2.8 million. These expenses derived primarily from land acquisition activities in connection with non-realized commercial centers, as well as hotels.

         Net research and development expenses in fiscal 2001 totaled NIS 24 million as compared to NIS 26 million in fiscal 2000. EMI included in its results for fiscal 2001, income from the OCS in the amount of NIS 14 million. Research and development expenses were generated only by InSightec. In the fourth quarter of 2001, the Company accounted for a deferred income of approximately NIS 30 million resulting from the investment by an unrelated third party in InSightec. Such deferred income is offset against net research and development expenses in 2002 up to the amount of such expenses. Any remaining income will be deferred and offset against the subsequent year's net research and development expenses.

         General and administrative expenses in fiscal 2001 were NIS 63 million as compared to NIS 55 million in fiscal 2000. These general and administrative expenses included executive, administrative, legal and accounting activities, rental expenses and professional fees. The increase resulted mainly from sales, general and administrative expense of the Company's subsidiary, Plaza Centers. The results of such subsidiary were consolidated with EMI's results of operations beginning in the fourth quarter of 2000.

         Net financing income in fiscal 2001 was NIS 103 million as compared to NIS 33 million in fiscal 2000. The increase in the net financing income resulted mainly from the revaluation in the exchange rate of the operating currencies in Eastern Europe (Hungary and Poland) in relation to the exchange rates of the currencies financing the operation of the Company and its subsidiaries in such countries (mainly Euro), as well as the increase in the price index in Hungary (approximately 6.9%) and Poland (approximately 3.6%).

         The net financing income was also affected by the investment of the majority of the Company's consolidated liquidity instruments (mainly that of Elscint) in U.S. Dollar denominated deposits, which investment resulted in increased income due to the appreciation of the U.S. Dollar as compared to the NIS during 2001.

         Furthermore,   the  net  financing  income  was  affected  by  activity
resulting from entering into transactions in derivative financial instruments.

         Net other income in fiscal 2001 was NIS 34 million as compared to net other expenses of NIS 16 million in fiscal 2000. See note 20I to the financial statements.

         Income taxes for fiscal 2001 were NIS 14 million as compared to NIS 19 million in fiscal 2000.

         EMI's share in net loss of investee companies in fiscal 2001 totaled NIS 9.9 million compared to net loss of investee companies of NIS 3.3 million in fiscal 2000. This decrease was primarily due to a net loss from the operations of Gilbridge Holdings Ltd., during the nine months period ended September 30, 2001.

         Income from discontinued operations, net, in fiscal 2001 was NIS 19 million as compared with an income from discontinued operations in fiscal 2000 of NIS 28.3 million. See Note 23 to the financial statements.

         As a result of the foregoing factors, EMI had a net income in fiscal 2001 of NIS 108 million as compared to a net loss of NIS 16 million in fiscal 2000.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

         Major balance sheet items as a percentage of total assets as at December 31, 2002 and 2001 were as follows:

                                               DECEMBER 31,
                                      2002                     2001

  Current assets...................... 17%                      24%
  Current liabilities................. 33%                      34%
  Long-term liabilities............... 38%                      31%
  Minority Interest................... 8%                       10%
  Shareholders' equity................ 19%                      19%


         EMI met its operational and liquidity needs in fiscal 2002 from cash from operations, utilization of bank credit facilities and cash on hand. Cash and cash equivalents decreased to NIS 215 million (approximately $45 million) at December 31, 2002 from NIS 363 million at December 31, 2001. This decrease was primarily due to the ongoing investments in the shopping and entertainment malls, the construction of the hotels and general and administrative expenses. Trade accounts receivables increased to NIS 54 million (approximately $11 million) at December 31, 2002 from NIS 34 million at December 31, 2001.

         Hotels, commercial centers and other fixed assets increased to NIS 4.17 billion (approximately $880 million) at December 31, 2002 from NIS 2.913 billion at December 31, 2001, primarily due to continuing investments in the commercial centers and in Elscint's hotels under construction in Europe.

         Other assets (net) increased to NIS 74 million (approximately $16 million) at December 31, 2002 from NIS 61 million at December 31, 2001, due to growth in the activities of the commercial centers as well as from Elscint's hotels' operations.

         Assets related to discontinuing operations decreased to NIS 114 million (approximately $24 million) at December 31, 2002 from NIS 203 million at December 31, 2001. This decrease was attributed primarily to the disposition of assets related to the subassemblies segment as a result of the sale of this segment on December 2002, which was offset in part by the balance due to Elscint from the buyer of this segment.

         Short-term borrowings increased to NIS 1.664 billion (approximately $351 million) at December 31, 2002 from NIS 1.445 billion at December 31, 2001 and long-term loans and other long-term liabilities increased to NIS 2.217 billion (approximately $468 million) at December 31, 2002 from NIS 1.474 billion at December 31, 2001. These changes reflect primarily borrowings from banks to finance the construction and operations of the commercial center operations and the construction of hotels by Elscint as well as the devaluation of the NIS against foreign currencies as offset in part by the repayments of loans.

         Liabilities relating to discontinuing operations decreased to NIS 112 million (approximately $23 million) at December 31, 2002 from NIS 259 million at December 31, 2001, primarily due to the sale by Elscint of the sub-assembly segment in December 2002 and reduction of provisions previously accrued in respect of Elscint's sale in 1998 of its CT, MRI and NM assets.

         Net cash used in operating activities in fiscal 2002 totaled NIS 4 million (approximately $845,000), compared to net cash provided by operating activities of NIS 23 million in 2001. Net cash used in investing activities decreased to NIS 507 million (approximately $107 million) from NIS 972 million in 2001. The investing activities in fiscal 2002 were attributed mainly to the purchase of fixed and other assets. Net cash provided by financing activities during 2002 totaled NIS 356 million (approximately $75 million) compared to NIS 838 million in 2001, representing net borrowings due to continuation of investments in the commercial-centers operations and in Elscint's hotel division. In fiscal 2002, the Group paid to its minority shareholders in Elscint a cash dividend in the amount of NIS 34 million (approximately $7 million).

         Under credit financing loan agreements between the Company and an Israeli bank, EMI undertook, for as long as the credit facility or any amount thereunder is outstanding, to maintain certain financial covenants, including, among others, a minimal ratio of shareholders' equity to its "reduced total assets' book value" ("RTA") as determined in the loan documentation.

         EMI has recently agreed in principle with the aforementioned Israeli bank on an extension to the repayment term of the credit facility. Terms and conditions in respect of interest and repayment of principal, as well as certain other terms and conditions, including reduction of the minimal ratio of shareholder's equity to the RTA and acceleration of repayment, in whole or in part, in events of realization of assets acquired using the funds from this loan, are to be concluded between the parties in detailed agreements, yet to be signed.

         We anticipate, based on management's internal forecasts and assumptions relating to our operations, that our existing cash and funds generated from operations, together with our existing financing agreements and proceeds of our asset sales, will be sufficient to meet our working capital and capital expenditure requirements for the completion of those projects whose construction has already commenced. In the event that our plans change, our assumptions change or prove to be inaccurate, business conditions change, or if other capital resources and projected cash flow otherwise prove to be insufficient to fund our operations (due to unanticipated expenses or other unforeseen events), we may be required to seek additional financing sooner than currently anticipated. We have no current arrangements with respect to sources of additional financing and there can be no assurance that we will be able to obtain additional financing on terms acceptable to us, if at all.

         RECENTLY ISSUED ACCOUNTING STANDARDS (For other standards issued up to the date of approval of the Financial Statements, see Financial Statements included in Item 18 below)

         On April 30, 2003, the FASB issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133. The Company is currently evaluating the impact of adopting Statement 149 on its financial statements

         On May 15, 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. For nonpublic entities, mandatorily redeemable financial instruments are subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003. The Company is currently evaluating the impact of adopting Statement 150 on its financial statements.

DERIVATIVE INSTRUMENTS

         For information about financial instruments used, profile of debt, currencies, interest rate structure, and the use of financial instruments, see "Item 11 - Quantitative and Qualitative Disclosure about Market Risks".

LOANS

         EMI
         ---

         General. We have entered into or assumed liability for various financing agreements, either directly or indirectly through our subsidiaries, to provide capital for the purchase, construction, renovation and operation of shopping and entertainment centers and hotels as well as for various investments in our other fields of operations. In our opinion, our working capital is sufficient for our current requirements; however, our subsidiaries may continue to borrow funds from time to time to finance their various projects. Set forth below is certain material information with respect to loans extended to EMI and its subsidiaries:

                                            AMOUNT
NAME OF MALL/PURPOSE/  AMOUNT AND TERM OF   OUTSTANDING AS OF                                     SECURITY FOR LOAN AND OTHER
OTHER                  LOAN                 31/12/2002        LENDING BANK   INTEREST ON LOAN     INFORMATION
------------------------------------------------------------------------------------------------------------------------------------
General, for           Loan I- $75 million  Loan I- $75         Bank         Loan I- LIBOR +      Loan I- pledge of investment
financing future       Loan II-90.8         million             Hapoalim     0.7%                 portfolio in an amount not less
businesses and         million (6)          Loan II- $90.8                   Loan II- LIBOR + 3%  than the amount of Loan I,
activities of EMI                           million                                               accruing interest 0.7% lower than
especially in the                                                                                 interest on Loan I.
malls business, and                                                                               Loan II- first priority pledge of
for refinancing a                                                                                 shares of PC and undertaking to
previous loan                                                                                     provide second ranking pledge
granted in relation                                                                               over assets acquired using such
to payment of a                                                                                   loan;
dividend declared in                                                                              General - Undertaking by EMI to
April 1999.                                                                                       maintain a minimal ratio of
                                                                                                  shareholder equity to RTA.
                                                                                                  EMI guaranteed the repayment of
                                                                                                  any amount under the credit
                                                                                                  facility paid to any of its
                                                                                                  subsidiaries.
General, for           $35.2 million.(7)    $35.2 million       Bank Leumi   Libor + 2%-2.5%      Pledge of cash deposit and
financing activities                                                                              securities of $18.2 million
of subsidiaries,
mainly in the malls
business, of which
$15 million were
used to finance the
Sadyba transaction.

EMI, for investment    $10 million credit   $10 million         Bank         LIBOR + 2%
in InSightec           facility repayable                       Hapoalim
                       in December 2003.(8)

InSightec              $5 million credit    $1 million          Bank         Libor +3%            InSightec may borrow loans out of
                       facility                                 Hapoalim                          the facility for two year period
                                                                                                  each.

                                                                                                  EMI guaranteed repayment
                                                                                                  of this loan.

PC for refinancing     $3.150 million       N/A                 GMAC         Prime + 1.55%        Promissory note; pledge of the
the acquisition of     granted in February                                                        aircraft; assignment of
the executive          2003 repayable by                                                          maintenance program contract
aircraft               May 2008

Alba Plaza             Euro 75.2 million    Euro 22 million     MKB+K&H      Euribor+1.875%       First ranking mortgage on all
Debrecen Plaza         refinancing facility Euro 18.5 million   +OTP                              projects; floating charge on all
Szeged Plaza           to be repaid in 2017 Euro 16.6 million                                     assets of each project; pledged
Miskolc Plaza                               Euro 17.9 million                                     on interest in the malls;
                                                                                                  assisgnment of insurance
                                                                                                  proceeds;
                                                                                                  Borrowers undertook to maintain
                                                                                                  various financial covenants.
                                                                                                  Obligations of Borrowers are
                                                                                                  joint and several

Csepel Plaza           Euro 17.9 million      Euro 12.6 million   OVAG          fixed rate of     First ranking mortgage on the
                       refinancing facility                                     5.75% through     mall; Pledge on interest in the
                       to be repaid by 2010                                     12/31/03,         mall; Assignment of leases in
                                                                                thereafter        mall; Assignment of insurance
                                                                                Eurilibor + 2%    proceeds; Floating lien on assets
                                                                                until 2006 and    of mall
                                                                                thereafter        OVAG has the right to appoint one
                                                                                Eurilibor + 1.75% director to the board of EMI's
                                                                                                  subsidiary building the mall;
                                                                                                  EMI guaranteed payments under the
                                                                                                  loan up to DM 5 million.
                                                                                                  Europe-Israel and Control Centers
                                                                                                  provided another similar guaranty
----------

6 EMI has recently agreed with the bank to extend the repayment term of the credit facility.

7 EMI is negotiating with the bank an extension of the term of the loan to a long-term loan.

8 The bank has agreed in principle to extend the term of such loan until December 2004 at an interest rate of LIBOR +3%, subject to finalizing a definitive agreement.

                                              AMOUNT
NAME OF MALL/PURPOSE/  AMOUNT AND TERM OF     OUTSTANDING AS OF                                     SECURITY FOR LOAN AND OTHER
OTHER                  LOAN                   31/12/2002          LENDING BANK  INTEREST ON LOAN    INFORMATION
------------------------------------------------------------------------------------------------------------------------------------

Gyor Plaza             Euro 16.36 million     Euro 12.9 million   OVAG          In respect to Euro   First ranking mortgage on the
                       refinancing facility                                     8.7 million 6.14%    mall; Pledge on interest in the
                       to be repaid by 2011                                     until June 2004,     mall; Assignment of leases in
                                                                                Euribor+2.3%         mall; Assignment of insurance
                                                                                until June 2007 and  proceeds; Assignment of
                                                                                Euribor 2.2%         proceeds; Pledge over bank
                                                                                thereafter. With     accounts and insurance
                                                                                respect to Euro 7.7  coverage proceeds; OVAG has
                                                                                million 6.82% until  the right to appoint one
                                                                                June 2009            director to the board of EMI's
                                                                                                     subsidiary building the mall

Kanisza Plaza          Euro 4.9 million       Euro 4.3 million    CIB           Euribor + 1.5% -     First ranking mortgage on the
                       facility to be                             Kozep-Europai 2.1%                 mall; Assignment of leases in
                       repaid by 2009                             Nemzetkozi                         mall; Assignment of proceeds;
                                                                  Bank Rt.                           Pledge over bank accounts

Kapsovar Plaza         Euro 5.4 million +     Euro 8.1 million    MKB           Euribor + 1.875%     First ranking mortgage on the
                       Euro 3 million                                           +Euribor + 1.85%     mall; Pledge on interest in the
                       credit facility to                                                            mall; Assignment of leases in
                       be repaid by 2017                                                             mall; Pledge over bank
                                                                                                     accounts; lien on the mall's
                                                                                                     assets

Pecs Plaza             Euro 15.8 million      Euro 14.6 million   OVAG          In respect of Euro   First ranking mortgage on the
                       refinancing loan to    credit facility                   14.3 million -       mall; Pledge on interest in
                       be repaid by 2015                                        Euribor + 1.7% -     the mall; Assignment of income
                                                                                1.875% in respect    from the mall; Pledge over
                                                                                of Euro 1.5 million  bank accounts; Assignment of
                                                                                Euribor+2% - 2.5%    insurance proceeds; OVAG has
                                                                                                     the right to appoint one
                                                                                                     director to the board of EMI's
                                                                                                     subsidiary building the mall

Szolnok Plaza          Euro 5.4 million       Euro 5 million      K& H+OTP      Euribor +            First ranking mortgage on the
Szombathely Plaza      Euro 5.7 million       Euro 5.5 million                  1.75-1.9%            mall; Assignment of insurance
Zalaegerszag Plaza     Euro 5.2 million       Euro 4.9 million                                       proceeds; Pledge on interest in
                       All to be repaid by                                                           companies constructing the
                       2013                                                                          malls;Lien on bank accounts of
                                                                                                     companies constructing malls;
                                                                                                     Assignment of all rights and
                                                                                                     benefits of respective
                                                                                                     companies under project
                                                                                                     agreements; Floating lien
                                                                                                     over assets of respective
                                                                                                     companies

Tatabanya Plaza        Euro 5 million         Euro 3.5 million    MKB           Euribor + 1.75%      Pledge on interest of
                       facility to be                                                                Tatabanya Plaza, suretyship of
                       repaid in 2003                                                                PC, Negative pledge, Pledge
                                                                                                     over shares of Helios Plaza,

Krakow Plaza           $35 million credit     Euro 42.1 million   OVAG          LIBOR + 1.9%         First ranking mortgage on the
                       facility to be                                                                mall; Pledge on interest in
                       repaid by 2014                                                                company constructing the mall;
                                                                                                     Assignment of all leases of
                                                                                                     premises in mall; Pledge of
                                                                                                     bank accounts; Assignment of
                                                                                                     insurance proceeds; Assignment
                                                                                                     of contractor performance
                                                                                                     guaranty; OVAG has the right
                                                                                                     to elect one member of the
                                                                                                     board of directors of the
                                                                                                     company constructing the mall

Ruda Slaska Plaza      Euro 16 million        Euro 14.8 million   Bank Slaski   Euribor + 1.9%       Blank promissory note made by
                       facility to be         credit facility                                        the company constructing the
                       repaid by 2012                                                                mall; First ranking mortgage
                                                                                                     on the mall; Pledge on machines
                                                                                                     and equipment; Assignment of
                                                                                                     rights to certain financial
                                                                                                     assets; Assignment of rights
                                                                                                     under leases for premises in
                                                                                                     mall; Assignment of bank
                                                                                                     accounts and insurance
                                                                                                     proceeds; Guaranty signed
                                                                                                     by PC to cover construction
                                                                                                     costs in excess of $21.825
                                                                                                     million




                                            AMOUNT
NAME OF MALL/PURPOSE/  AMOUNT AND TERM OF   OUTSTANDING AS OF                                        SECURITY FOR LOAN AND OTHER
OTHER                  LOAN                 31/12/2002            LENDING BANK  INTEREST ON LOAN     INFORMATION
------------------------------------------------------------------------------------------------------------------------------------

Duna Plaza             Total facility in      Duna: Euro 41.2     OVAG, MKB     In respect of Euro   Mortgage on malls up to 140%
Sopron Plaza           the amount of Euro     million             and OTP       69.9 million the     of respective loan amounts;
Amanati                82.9 million to be     Sopron: Euro 8.9                  following interest   Pledge on shares of Cyprus
                       repaid by 2016         million                           rates apply: in      subsidiary; Pledge on shares
                                              Amanati: Euro                     respect of 65        in mall constructing
                                              29.7 million                      million - Euribor    companies; Pledge over lease
                                                                                +1.85%; In respect   payments generated by the
                                                                                of Euro 4.9          malls; Lien on bank accounts
                                                                                million - Euribor    and assets of mall constructing
                                                                                +2.35% until 2006.   companies; Assignment of
                                                                                                     insurance proceeds; Cross
                                                                                In respect of Euro   guaranty by the mall
                                                                                13 million the       constructing companies and the
                                                                                interest rate is     Cyprus subsidiary as to their
                                                                                Euribor + 1.85%      obligations; Subordination
                                                                                                     shareholder loans; Certain
                                                                                                     guaranties by PC

Nyir Plaza             Euro 13.235 million    Euro 11.2 million   Erste Bank    Euribor + 1.5%       First ranking mortgage on
                       facility to be                             Hungary                            mall; First ranking mortgage
                       repaid by 2010                                                                on current and future assets;
                                                                                                     Pledge on shares of company
                                                                                                     constructing the mall;
                                                                                                     Assignment of all leases of
                                                                                                     premises in mall; Pledge on
                                                                                                     bank accounts; Certain
                                                                                                     guaranties by PC

Praha Plaza            Euro 6 million         N/A                 OVAG          Euribor + 2.35%      First ranking mortgage on the
                       granted in March                                                              land; pledge on interest of
                       2003, to be repaid                                                            borrower; assignment of
                       in 2008.                                                                      current and future leases;
                                                                                                     assignment of tenant
                                                                                                     guarantees; pledge of
                                                                                                     liquidity deficit account;
                                                                                                     assignment of insurance claims;
                                                                                                     subordination of shareholders
                                                                                                     loans;

Pireas Plaza           Euro 7.5 million to    Euro 7.5 million    Pireas Bank   Euribor + 2%         First ranking mortgage on the
                       be repaid in 2003                                                             land

Plaza House            Euro 2.75 million      Euro 2.45 million   Hypo          Euribor + 1.35%      First ranking mortgage on the
                       credit facility to     credit facility     Vereinsbank                        building; Right under a
                       be repaid by 2011                          Hungaria                           10-year lease; Pledge on
                                                                                                     interest in the constructing
                                                                                                     company; Floating lien on
                                                                                                     assets of mall constructing
                                                                                                     company; Assignment of claims
                                                                                                     under lease or sale of
                                                                                                     Assignment of insurance
                                                                                                     property; proceeds; Certain
                                                                                                     guaranty by PC for
                                                                                                     construction costs

ELSCINT

         Set forth below is information with respect to loans taken by us, by our subsidiaries and by our jointly controlled companies. The loans granted to our jointly controlled companies are presented in the table at their full value:

                      AMOUNT OF LOAN AND
                      AMOUNT OUTSTANDING
NATURE OF FACILITY    AS OF 12/31/02        LENDING BANK        INTEREST ON LOAN    SECURITY FOR LOAN    OTHER INFORMATION
------------------------------------------------------------------------------------------------------------------------------------
General Facilities    3 Credit facilities   Bank Hapoalim,      With respect to     pledge on security   As long as any of the
to the Company        in the aggregate      Israel              the Loan I(A)       deposit of $55       facilities are
                      total of                                  ($55 million) -     million              outstanding, the ratio
                      approximately $110                        0.7% more than      subordinated         between equity and
                      million                                   rate of interest    security interest    adjusted balance sheet has
                                                                accruing on         in  certain assets   to be not less than 25%
                                                                pledged security    acquired using the   Bank agreed to provide an
                      Amount outstanding -                      deposit; and Loan   facility             additional long term
                      Loan I in U.S.                            I(B) ($9.7          Various pledges      facility of $30 million,
                      dollar - $64.7                            million)  - LIBOR   (first and second    secured by a $20 million
                      million comprised                         + 2.5%              ranking) on shares   collateral deposit
                      of (A) $55 million;                       With respect to     of subsidiary
                      and (B) $9.7 million                      Loan II - LIBOR +   companies
                      Loan II in Euro -                         2.5%                (Africana,
                      35.0 million                              With respect to     Grandis, Albert,
                      Loan III in GB                            Loan III - LIBOR    Euston)
                     (Pound) 10.2 million                       + 2.5%

                                                                                    Mortgage on both     15% of principal to be
Victoria and          Euro 49.9 million     Depfa Bank          4.9% - first five   hotels and another   paid during first five
Utrecht Park Plaza    Amount outstanding                        years               hotel in Eindhoven   years
Hotels (The           Euro 44.4 million                         Euro Swap + 1.2%    (not owned by        20% of principal to be
Netherlands)                                                    - next five years   Elscint)             paid during next five years
                                                                                    First priority       Balance to be paid at end
                                                                                    security on          of term
                                                                                    movable property,    Elscint has no interests
                                                                                    goods, present and   in the Eindhoven hotel
                                                                                    future rights        included in the
                                                                                    under lease, FF&E    refinancing loan. In as
                                                                                    and insurance        much as all borrowers have
                                                                                    proceeds             joint and severally
                                                                                    First ranking        liability. Elscint has a
                                                                                    pledge on shares     material indemnity
                                                                                    of subsidiary that   arrangement with the owner
                                                                                    owns the rights to   of the hotel in Eindhoven
                                                                                    the land             with respect to
                                                                                                         liabilities under the
                                                                                                         loan, which pertain to the
                                                                                                         Eindhoven hotel





                      AMOUNT OF LOAN AND
                      AMOUNT OUTSTANDING
NATURE OF FACILITY    AS OF 12/31/02        LENDING BANK        INTEREST ON LOAN    SECURITY FOR LOAN    OTHER INFORMATION
------------------------------------------------------------------------------------------------------------------------------------
Euston Road,          (Pound) 28 million    Bank Hapoalim       LIBOR + 1.25%       Mortgage on hotel    Half of loan payable in 20
London -              amount outstanding-                                           and related assets   equal installments, with
                      (Pound) 24.15 million                                         Third party          balance payable 10 years
                                                                                    guarantee of (Pound) after closing of loan
                                                                                    5 million (the third (Pound) 5 million may not
                                                                                    party is             be repaid until certain
                                                                                    indemnified by       conditions are met, and
                                                                                    Europe-Israel for    can be used only to repay
                                                                                    (Pound) 2.5 million) shareholders' loans
                                                                                    Europe-Israel and
                                                                                    a Third Party
                                                                                    guarantee
                                                                                    (severely and
                                                                                    jointly) of (Pound)
                                                                                    2.25 million First
                                                                                    ranking pledge on
                                                                                    shares of subsidiary
                                                                                    that owns the rights
                                                                                    to the land

Sandton Park Plaza    Loan:                 Nedcor Investment   10/02 - 9/03 - 7%   $500,000 deposit     Payments to commence on
                      Rand 20 million                           10/03 and on - 1%   to guarantee         10/1/03; full balance
                      (approximately $2.3                       below prime         payment of loan      payable on 10/1/2013
                      million)                                  overdraft rate      Mortgage on hotel
                      Amount outstanding                        charged by bank     and liens on other
                      - Rand 19.2 million                                           assets
                      (approximately $2.2                                           Rand 5 million bond
                      million)

Victoria Park Plaza   Credit Line:          Bank Leumi U.K.     LIBOR + 2%          (Pound) 250,000
Hotel, London         Line of credit of                                             guarantee by each    Short term facility
                      up to(Pound) 500,000                                          of Europe-Israel
                      Amount outstanding                                            and a third party
                      - (Pound) 492,000

                      Credit Facility -                                             Fixed and floating   One-half of refinancing
                      (Pound) 39.9 millions Bank Hapoalim       LIBOR + 1.4%        liens on hotel and   loan repayable in 20
                      Amount outstanding                                            related assets and   semi-annual installments
                      -(Pound)39.9 million                                          rights               commencing six months
                                                                                    First ranking        following first
                                                                                    pledge on shares     anniversary of
                                                                                    subsidiaries         opening of hotel;
                                                                                    that own the         balance repayable in
                                                                                    rights to            one payment 10 years
                                                                                    the lands            after opening hotel,
                                                                                    guarantees by        Shareholders agreed to
                                                                                    each of a third      maintain an equity
                                                                                    party and Elscint    investment of at least
                                                                                    for the higher of    (Pound) 17.9 million
                                                                                    2.5% of total costs of
                                                                                    project and (Pound)
                                                                                    1.25 million





                      AMOUNT OF LOAN AND
                      AMOUNT OUTSTANDING
NATURE OF FACILITY    AS OF 12/31/02        LENDING BANK        INTEREST ON LOAN    SECURITY FOR LOAN    OTHER INFORMATION
------------------------------------------------------------------------------------------------------------------------------------

Bucuresti Hotel       Two loans, each for   Bank Leumi          First loan -        First loan -
                      $14.0 million                             LIBOR + 0.7%        pledge on a          The Bank has restricted
                                                                Second loan -       security deposit     its right to realize the
                      Amount outstanding                        LIBOR + 1.95%       of $14 million       Elscint guarantee, by
                      - $28 million                                                 Second loan:         linking it to the
                                                                                    Lien on Domino       realization of the pledge
                                                                                    shares               over the Bucuresti shares
                                                                                    Pledge of Domino's   owned by Domino within 6
                                                                                    assets               months (except for certain
                                                                                    Other liens and      instances stipulated in
                                                                                    pledges              the loan agreement).
                                                                                    Undertaking to
                                                                                    maintain existing    Short term credit
                                                                                    ownership
                                                                                    structure of hotel
                                                                                    Unlimited
                                                                                    guarantee by
                                                                                    Elscint

Riverbank Park        Credit facility -     Bank Hapoalim       LIBOR + 1.5%        Liens on all         Short term credit
Plaza Project,        (Pound) 17.7 million                                          assets, including
London                                                                              land and goodwill
                      Amount outstanding                                            of hotel owning
                      -(Pound) 17.7 million                                         subsidiary
                                                                                    First ranking
                                                                                    pledge on shares
                                                                                    of subsidiary that
                                                                                    owns the rights to
                                                                                    the land

Sherlock Holmes       (Pound)14.2 million   Bank Hapoalim       LIBOR + 1.4%        Fixed and floating   One-half to be repaid in
Hotel, London                                                                       lien on rights to    19 semi-annual installments
                      Amount outstanding                                            hotel's assets,      Balance to be repaid 10
                      -(Pound)13.8 million                                          including goodwill   years after first draw
                                                                                    First ranking        down on loan
                                                                                    pledge on shares
                                                                                    of subsidiary that
                                                                                    owns the rights to
                                                                                    the land


TREND INFORMATION

         EMI
         ---

SHOPPING AND ENTERTAINMENT MALLS BUSINESS

         The economies of most Central European countries are experiencing a moderate upward trend, as evidenced by gross domestic products ranging between 2% to 6%. The shopping and entertainment malls business benefits from these trends, which are generally manifested in increased consumer spending, but at the same time are subject to local pressures of supply and demand. With the growth in the number of shopping malls, especially in the capital and large regional cities, supply is beginning to outpace demand, resulting in increasingly aggressive competition for patronage. However, the negative impact of these market forces on our shopping and entertainment centers is offset by the strong emphasis which PC places on the entertainment facilities which it offers to its customers, which has been shown to be a dominant factor in attracting visitors to the malls.

         In the smaller regional cities, where both local and foreign investors are reluctant to develop projects, the shopping and entertainment centers of PC generally operate in an environment devoid of meaningful competition and thus benefit, notwithstanding that the catchment populations are smaller and the relative buying power of patrons is less than in the larger metropolitan locations.

         ELSCINT
         -------

HOTEL BUSINESS

         Elscint's hotel business is affected by the trends in each of the geographic areas in which it operates. The Western European hotel industry is generally seen to be recovering after the slower period during 1998 and 1999, and the demand fallouts which were suffered by most European gateway cities (including London and Amsterdam) with highest exposure to slump in United States demand, particularly at the top-end of the market, following the outbreak of "food and mouth" disease and the subsequent September 11. 2001 terrorist attacks in New York. These events served to push down hotel room yields by up to 30% in the fourth quarter of 2001. This trend has continued during 2002 as revival in the United States economy proved slower than anticipated, and growth in operating profits remains uncertain for the foreseeable future. However, in the medium term gateway cities are liable to show the strongest growth over the next five years, with an increase in business demand preceding the leisure market which may lag behind this recovery as the threat of terrorist reprisals persist. European markets with the highest proportion of domestic and intra-regional demand, which are less reliant on US and international traffic and strengthened by economic convergence following the launch of the euro-currency in January 2002, will fare best in the short term.

         In the Eastern European market, significant supply increases, for exmple in Budapest and Warsaw, are a key factor for falling damand in the region, although the pending acceptance of Hungary as a member of the European Union is likely to exert a positive influence on the economy of that country which may generate an increase in business and tourist traffic. However, room rates in Hungary are expected to remain lower than in Western European countries in the short to mid term. The political and economic situation in South Africa is liable to remain unstable for the foreseeable future, while the prospects for stabilization in Romania remain unclear.

ENTERTAINMENT AND COMMERCIAL CENTER

         In 1999, an Israeli court determined that the zoning plan applicable to the Herzlia Marina project permits the construction of resort units only and not of residential units. This decision is not final and an appeal by the various developers is still pending before the Supreme Court in Israel. While this issue does not directly affect Elscint's entertainment and commercial center, any delays in the general development of the project caused by the resolution of this matter may affect the flow of consumer traffic to the area.

HOLDINGS IN VENTURE CAPITAL INVESTMENTS BY EMI AND INVESTMENTS IN BIO-TECHNOLOGY COMPANIES BY ELSCINT

         In late 2000 and early 2001, the high technology industry experienced a severe worldwide crisis, generating a widespread loss of confidence in the market. As a result, many high technology companies, including some of the industry leaders, suffered sudden and dramatic losses, large scale lay-off of employees, and acute liquidity problems. Many high technology companies, particularly start-up companies, were forced out of business as a result. This negative global trend will undoubtedly affect, in varying degrees, some or all of the hi-tech companies in which we and Elscint have invested. We cannot assess at this time for how long this negative trend will persist. However, the bio-technology field, although affected to some extent by global pressure on the investment market, is more resilient than the traditional high tech industry, and is less likely to be directly affected by recent upheavals in that industry. Nevertheless, during 2002 EBM determined to temporarily postpone all additional investment in bio technology companies due to the slowdown in and other conditions of the Israeli economy and projected difficulties in raising financing for such companies.

IMPACT OF DEVALUATION ON RESULTS OF OPERATIONS AND ON MONETARY ASSETS AND LIABILITIES

         The following table sets forth, for the periods indicated, certain information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS in relation to the U.S. dollar and the rate of inflation in Israel adjusted for the NIS-dollar devaluation:

                                                                                                ANNUAL DEVALUATION
                   ISRAELI CONSUMER     ISRAELI          CLOSING EXCHANGE    ANNUAL             ADJUSTED FOR ANNUAL
YEAR ENDED         PRICE INDEX          INFLATION RATE   RATE OF THE         DEVALUATION RATE   INFLATION
DECEMBER 31,       (UNITS) (1)          (%) (2)          DOLLAR (3)          (%) (4)            (%) (5)
----------------   ------------------   --------------   -----------------   ----------------   -------------------
1998                      166.3                  8.6       NIS 4.16                 17.6                 8.3
1999                      168.5                  1.3       NIS 4.153                (0.2)               (1.5)
2000                      168.5                  0         NIS 4.041                (2.7)               (2.7)
2001                      170.9                  1.4       NIS 4.416                 9.2                 7.7
2002                      182.01                 6.5       NIS 4.737                 7.2                 0.65
-------------------------

(1)      For  purposes of this table,  the CPI figures use 1993 as base equal to
         100. These figures are based on reports of the Israeli Central Statistics Bureau.
(2) Annual inflation is the percentage change in the CPI in Israel between December of the year indicated and December of the preceding year.
(3) Closing exchange rate is the rate of exchange between the NIS and the dollar at December 31 of the year indicated, as reported by the Bank of Israel.
(4) Annual devaluation is the percentage increase in the value of the dollar in relation to the NIS during the year indicated.
(5) The percentage of the annual devaluation adjusted for annual inflation is obtained by dividing the percentage of the annual devaluation rate plus 1 by the percentage of the annual Israeli inflation rate plus 1, minus 1. For information about inflation rates and exchange rates of foreign currencies of autonomous units, see Note 2 of the Notes to the Consolidated Financial Statements.

         EMI incurs certain of its expenses in NIS, which expenses are usually linked, wholly or partially, to changes in the CPI.

RESEARCH AND DEVELOPMENT

         OFFICE OF THE CHIEF SCIENTIST

         The Israeli government encourages industrial companies by funding their research and development activities through grants of the OCS.

         EMI
         ---

         In 2001 and 2002 InSightec received grants from the OCS for the financing of InSightec's research and development in the amounts of approximately NIS 9.4 million (approximately $2.2 million) and NIS 7.8 million (approximately $1.6 million) respectively.

          InSightec is committed to pay royalties to the OCS on proceeds from sale of products in the research and development in which the OCS has participated by way of grants, up to 100% of the grants received plus interest at the rate of LIBOR (in dollar terms). The royalties are payable at the rate of 3% for the first three years and 3.5% thereafter.

          The total accumulated amount of grants received by InSightec as of December 31, 2002 was $7.5 million.

         The following table shows EMI's consolidated total research and development expenditures and royalty-bearing participation by the Israeli government for the years 2000 through 2002, together with the percentages of net revenues for each year (in NIS thousands, except for percentages):

                                                                            YEAR ENDED DECEMBER 31,
                                                                            -----------------------
                                                           2000                      2001                      2002
                                                           ----                      ----                      ----
                                                    THOUSANDS    % OF NET     THOUSANDS    % OF NET     THOUSANDS    % OF NET
                                                       NIS       REVENUES        NIS       REVENUES        NIS       REVENUES
Total expenditures for research and
development                                         41,351        26.4       39,141         13.6       36,791          7.4
Royalty-bearing participation from the
Government of Israel                                14,785         9.4       14,478          5.0       7,790           1.6
Net research and development expenses funded
by EMI                                              26,566        16.9       24,663          8.6       29,001          5.8

Research and development expenses are attributed to InSightec.

PATENTS AND PROPRIETARY RIGHTS; LICENSES

         EMI
         ---

         TXSONICS

         In December 1998, TxSonics acquired focused ultrasound technology from GEMS, which included all relevant intellectual property (13 patents) at an aggregate purchase price of $5 million. All patents have been purchased by TxSonics. As of May 31, 2003, InSightec has submitted over 30 additional patent applications. Of these, three have already been approved and the remaining applications are in process.

         EMI believes that its research orientation through InSightec in image guided treatment, a field of rapidly changing technology, increases the importance of patents which are intended to protect the ability of InSightec to develop, manufacture and market its products. InSightec is diligently expanding its intellectual property portfolio.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

         The directors and senior officers of EMI as of May 31, 2003 were:

NAME                                  AGE            POSITION

Mordechay Zisser(2) (3)               47             Executive Chairman of the Board of Directors
Shimon Yitzhaki(2) (3)(4)             47             President, Chief Financial Officer and Director
Rachel Lavine(4)                      37             Director
Avraham Elimelech Firer               49             Director
Yehoshua (Shuki) Forer(1)(5)          59             Director
Meir Kaisserman(1) (3)(4)(5)          49             External Director
Yosef Apter(1)                        48             External Director
Marc Lavine(5)                        49             Corporate Secretary and General Counsel
Shmuel S. Smucha                      58             President and Chief Executive Officer of PC

-----------------
(1)      Member of the Audit Committee
(2)      Member of the Investment Committee
(3)      Member of the Donations Committee
(4)      Member of the Balance-Sheet Committee
(5)      Member of the Disclosure Committee

         MORDECHAY ZISSER. Mr. Zisser became Executive Chairman of our board of directors in May 1999. He has been President of Europe-Israel since March 1998 and its Chairman of the board of directors from March 1988, and President and Chairman of the board of directors of Control Centers, a privately held company, which is the parent company of Europe-Israel, since 1983. Europe-Israel and Control Centers are engaged, through their direct and indirect wholly and partially owned subsidiaries and affiliates, in the following core businesses: real estate investment, hotel ownership and management, development and operation of shopping and entertainment malls in Eastern European countries, in the venture capital investments in the hi-tech, medical and bio-technology industries and in the manufacturing and supply of sub-systems and assemblies. Control Centers also holds direct interests in property development projects in Israel. Mr. Zisser is active in charitable organizations. He is a member of the management of the "Oranit" hostel.

         SHIMON YITZHAKI. Mr. Yitzhaki was appointed as the President and a member of our board of directors in May 1999. In May 1999 he was also appointed as a member of the board of directors of Elscint. Since March 1998, Mr. Yitzhaki has served as the Vice President of Europe-Israel, and, since the mid-1980's, as Vice President of Control Centers. Mr. Yitzhaki holds a Bachelor of Arts degree in accounting from Bar Ilan University and is a certified public accountant.

         RACHEL LAVINE. Ms. Lavine was appointed as a member of our board of directors in May 1999. On May 1999 Ms. Lavine was also appointed as President and a member of the board of directors of Elscint. Since March 1998, she has served as Vice President of Europe-Israel, and, from 1994 to 1998, Ms. Lavine has served as Chief Financial Officer of Control Centers, the parent company of EMI. Ms. Lavine holds a Bachelor of Arts degree in accounting and is a certified public accountant.

         AVRAHAM ELIMELECH FIRER. Mr. Firer was appointed as a member of our board of directors in May 1999. He is the Chairman and founder of "Ezra Lemarpeh" Association since 1979. "Ezra Lemarpeh" is a voluntary association, which provides assistance to the sick and needy. "Ezra Lemarpeh" has established a logistic layout, which includes dozens of ambulances, a special ICU for flying patients abroad, Home Care Network that cares for cancer stricken children and a Video-Conference System for international medical sessions. Mr. Firer is an ordained Rabbi. He holds an Honorary Ph.D. from the Bar-Ilan University in Israel. In 1997 Mr. Firer received the "Israel Award", a distinguished and highly prestigious award granted to persons who contribute to social life in Israel. In 2002, Mr. Firer was awarded an Honorary Doctorate from the Weitzman Institute.

         YEHOSHUA (SHUKI) FORER. Mr. Forer was appointed as a member of our board of directors in May 1999. He is the Mayor of the City of Rehovot in Israel. Mr. Forer is an attorney, and was the managing partner of Forer Azrieli and Partners, a law firm with offices in Tel-Aviv and Rehovot from 1994 to 1998. Mr. Forer was the Acting Chairman of Herzlia Marina Ltd., Ashkelon Marina Ltd. and Control Centers from 1989 to 1994 and of Williger Ltd. from 1989 to 1991. Mr. Forer was also Managing Director of the Israel Ministry of Industry and Commerce from 1983 to 1986 and of the Investment Center From 1981 to 1983. Mr. Forer was an Assistant to the Minister of Industry and Commerce in charge of development areas from 1980 to 1981. Mr. Forer held positions as a member of the boards of directors of Bank Leumi Le-Israel Ltd., Israel Chemicals Ltd., Negev Phosphates Company Ltd., Industrial Buildings Corporation Ltd., Red Sea Hotels Ltd. ("Red Sea") and Ackerstein Zvi Ltd. and was a member of the Presidium and Vice President of the Association of the Tel-Aviv Chamber of Commerce from 1987 to 1996. Mr. Forer is currently a member of the board of directors of Castro Model Ltd. Mr. Forer received his LL.B. with Honors from the Hebrew University in Jerusalem.

         MEIR KAISSERMAN. Mr. Kaisserman was appointed as an external director, to our board of directors in June 1999 for a period of five years. Mr.
Kaisserman is the Chairman of Executive Council of KAN Textile Dyeing and Finishing Ltd., Milat Textile Industries and ARKA Investment Ltd. He is a member of the board of directors of the Shenkar College, Nehora Yeshiva and the Yeshiva of Kerem B'Yavne. A graduate of the Shenkar College in Ramat Gan, Mr. Kaisserman holds a B.A. in Textile Chemistry.

         YOSEF APTER. Mr. Apter was appointed as an external director in December 2002 for a period of three years. Mr. Apter serves as a director of the Jerusalem College of Technology. Between 1980 and 2002, Mr. Apter served as a member of the executive boards of the Center for Investigation of Driving and Casualties, Shiloh Hesder Yeshiva, Nature Life, Zamir Systems Ltd., Binyamin Regional Council, Binyamin Development Company and Elad Non-Profit Organization. Mr. Apter also served as a director and vice chairman of Security Funds. Mr. Apter is a graduate of the Jerusalem College of Technology (B.Sc.) and holds an MBA from the Hebrew University in Jerusalem.

         MARC LAVINE. Mr. Lavine was appointed as our General Counsel and Corporate Secretary in May 1999. Mr. Lavine also serves as General Counsel and Corporate Secretary for Elscint and Europe-Israel. Prior thereto, Mr. Lavine was in private practice as an associate and as a partner in the Law firms Miron, Bension & Priwes (Tel-Aviv) (1977 to 1997) and Raved, Magriso, Benkel & Caspi (Tel-Aviv) (1997 to 1998). Mr. Lavine is a graduate of the University of Zimbabwe (B.L., 1974).

         SHMUEL S. SMUCHA. Mr. Smucha was appointed President and Chief Executive Officer of PC in 1998. From 1982 until 1992, he was Vice President of Control Centers, responsible for development, design and construction of large residential, resort and commercial projects in Israel, South Africa and Belgium, and from 1992 to 1998, he served as president of Control Centers. From 1971 until 1982, Mr. Smucha was an engineering supervisor and project manager at Bechtel Inc., a U.S. company. He holds B.Sc. and M.Sc. degrees in engineering from the Technion - Israeli Institute of Technology, in Haifa, Israel.

         Marc Lavine and Rachel Lavine are married.

         There are no arrangements made with directors and senior management for their appointment.

COMPENSATION OF DIRECTORS AND OFFICERS

         The cost of compensation of Mr. Shimon Yitzhaki in his capacities as President and Chief Financial Officer of EMI (including pension and retirement benefits, cost of vehicle and estimated provisions for annual bonus which is subject to the approval of the Company's Board of Directors and its shareholders) for the year ended December 31, 2002 was approximately NIS 2.18 million (approximately $461,000). In addition, Mr. Yitzhaki received from Elscint a dividend payment (under Elscint's employees and officers incentive plan), in the amount of approximately NIS 263,000 (approximately $55,500).

         The cost of compensation of Mr. Mordechay Zisser in his capacity as the Executive Chairman of our Board of Directors for the year ended December 31, 2002 was NIS 840,573 (including pension and retirement benefits) (approximately $177,000), on an annualized basis. Mr. Zisser started receiving compensation from EMI as of August 1, 2002. For details on Mr. Zisser's terms of employment, see "Item 7 - Major Shareholders and Related Party Transaction - Related Party Transaction - Terms of employment of Executive Chairman of the Board of Directors of the Company". For details on the issuance of 350,000 options to Mr. Zisser, see " - Share Ownership - Issuance of 350,000 options to EMI's Executive Chairman of the Board".

         The cost of compensation of Mr. Shalom Singer in his capacity as Executive Vice Chairman of EMI (including pension and retirement benefits, cost of vehicle and estimated provisions for annual bonus which is subject to the approval of the Company's Board of Directors and its shareholders) for the year ended December 31, 2002 was NIS 1.58 million (approximately $333,700). In addition, Mr. Singer received from Elscint a dividend payment (under Elscint's employees and officers incentive plan), in the amount of approximately NIS
131,000 (approximately $27,500). In addition, effective January 1, 2000, an annual bonus has been approved to be disbursed at Mr. Singer's discretion among the Company's investment department's employees, including Mr. Singer himself. Such annual bonus is calculated on the basis of annual profits gained on derivatives activity and investment portfolio directly supervised or managed by the investment department, net of the investment department's costs for the same year. Total amount approved for the Company's investment department's employees, for 2002 (excluding the amount paid to Mr. Singer himself which is included in his compensation above) was approximately NIS 264,000 (approximately $55,700).

         The compensation of Ms. Rachel Lavine is not paid by EMI. The compensation of Mr. Marc Lavine, EMI's Corporate Secretary and General Counsel, is not paid by EMI. The compensation of Mr. Shmuel S. Smucha is paid by PC.

         The aggregate amount accrued by the Company and its subsidiaries in 2002 to provide pension and retirement benefits for the directors and members of the administrative, supervisory and management bodies of EMI, as a group, was NIS 374,052 (approximately $79,000).

         The aggregate compensation paid to or accrued on behalf of the remaining directors of EMI as a group for the year ended December 31, 2002 (consisting of four persons, including Prof. Many who served as external director on our board of directors until August 2002) was approximately NIS 232,000 (approximately $49,000).

         For details on the issuance of shares to officers and directors of EMI, see " - Share Ownership - Issuance of ordinary shares to employees and directors of EMI and its group companies".

BOARD PRACTICES

         APPOINTMENT OF DIRECTORS. Our current directors (other than the independent directors) were appointed by our shareholders at their annual meeting on December 25, 2002 and will hold office until the next annual meeting of our shareholders. Mr. Shalom Singer, who was also appointed as a director at such meeting, resigned from office on December 31, 2002. Mr. Meir Kaisserman and Mr. Yosef Apter were elected in June 1999 and December 2002, respectively, as external directors. Mr. Kaisserman's term of appointment is five years, ending in July 2004, and Mr. Apter's term of appointment is three years, ending in December 2005.

         AUDIT COMMITTEE. The members of our audit committee are Messrs. Kaisserman, Forer and Apter. The audit committee operates in accordance with its charter, which sets forth the requirements, obligations and duties of the members thereof. All of the members of the audit committee meet the current independence requirements under Israeli law and Nasdaq rules.

EMPLOYEES

         As of May 31, 2003, EMI employed 20 persons in investment, administration and managerial services, all of whom were employed in Israel. As of May 31, 2003, PC had 191 employees in Eastern Europe. As of May 31, 2003, InSightec had 68 employees, of whom 64 were employed in Israel and 4 were employed in the United States.

         To date, EMI has enjoyed good employee relations and have never experienced labor disputes, strikes or work stoppages.

MANAGERS' INSURANCE AND OTHER EMPLOYMENT CONDITIONS

         In Israel

         The liability of EMI and its subsidiaries to employees upon termination include, primarily, , severance pay, termination pay, retirement grants, advance-notice pay and compensation for unutilized vacation days.

         Although not legally required, EMI and Elscint generally contribute, on behalf of most of their employees, to a fund known as "Managers' Insurance". This fund provides a combination of savings plan, insurance and severance payment benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance payment, if legally entitled, upon termination of employment. EMI and Elscint determine whether an employee is entitled to participate in the plan, and each employee who agrees to participate contributes an amount equal to 5% of his salary, with EMI or Elscint, as applicable, contributing between 13.3% and 15.8% of his salary.

         The funds contributed by EMI and Elscint to the insurance companies and the pension fund are transferred under the employee's name but are in EMI and Elscint's possession until a written approval for withdraw is granted by the Company or Elscint, as the case may be.

         The reserves included in the financial statements of EMI include accumulated profits deriving from severance funds under the name of the Company as of December 31, 2002. The deposited amounts may be withdrawn only after EMI's severance obligations are fulfilled. Severance obligations related to terminated employees are fully covered.

         Israeli law generally requires severance payment, which may be funded by the Managers' Insurance, to be paid upon the retirement or death of an employee or termination of employment without cause (as defined in the law). The payments amount to one-month salary for each employment year. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (similar to the United States Social Security Administration), which amounts include payments for national health insurance. The payments to the National Insurance Institute are equal to approximately 15.42% of the wages, of which the employee contributes 9.49% and the employer contributes 5.93%.

         Israeli employment laws, are applicable to the employees of EMI and Elscint and their subsidiaries in Israel. These laws concern primarily the length of working-day, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing employees, determination of severance payment and other conditions of employment.

         Abroad

         The Company's liability for severance pay in respect of its employees abroad, pursuant to the laws of the countries in which these companies reside and the labor agreements in effect, is ordinarily covered by current payments to government agencies with respect to the voluntary or involuntary termination of the employees employment, as well as by regular payments to insurance companies for pension benefits.

SHARE OWNERSHIP

         EMI
         ---

         ISSUANCE OF ORDINARY SHARES TO EMPLOYEES AND DIRECTORS OF EMI AND ITS GROUP OF COMPANIES.

         In accordance with EMI's shareholders' approval obtained in February 2001, EMI issued 550,000 shares (out of which 23,000 shares were subsequently returned to the plan), NIS 1 par value each, to employees and officers of EMI, Europe-Israel and companies controlled by EMI or by Europe-Israel, including Elscint, pursuant to EMI's employees and officers incentive plan. 280,000 of those shares were issued to EMI's directors (out of which 15,000 shares returned to the plan).

         The shares were issued at a price per share of NIS 24.1 per share (approximately $5.4). Except for one recipient whose shares vested upon grant, the rights of the other recipients to receive those shares vest over periods of two or three years after the issuance.

         EMI granted each recipient a loan for the purpose of financing the purchase of the shares in an amount equal to the full purchase price of the shares such recipient is entitled to receive. The loans were granted for a period of five years, bearing interest at an annual rate of 6%. Value added tax payable in respect of the interest will be paid by EMI. In addition, EMI will pay any taxes, if applicable and when due from the recipients as a result of the interest rate. The loan (principal and interest) will be repaid upon the expiration of five years after the grant of the loan.

         The shares were issued to a trustee for the benefit of the recipients, and will serve as sole collateral for the repayment by each recipient of the loan. Notwithstanding the foregoing, each recipient of shares is entitled to instruct the trustee to transfer or sell any vested shares, provided that in this event the recipient shall deposit a percentage of the loan (capital and interest) equal to the pro rata number of shares sold or transferred out of the total number of shares issued in favor of such recipient, in an interest bearing deposit on the recipient's name. The deposit will serve as collateral and the loan will become a recourse loan.

         As of May 31, 2003, the right to purchase 441,834 shares had vested. As of May 31, 2003, no shares were purchased by any recipient.

         ISSUANCE OF 350,000 OPTIONS TO EMI'S EXECUTIVE CHAIRMAN OF THE BOARD

         In September 2001, EMI granted to Mr. Mordechay Zisser, the executive chairman of our Board of Directors, options to purchase up to 350,000 ordinary shares of EMI. The shares underlying the options were registered for trade on the TASE, but not on the Nasdaq National Market. The options were granted without consideration, became exercisable immediately upon the grant thereof and will remain exercisable for a period of three years thereafter. The exercise price of the options was set at NIS 35.7 per share, and was later amended to reflect changes in the exchange rate between the NIS and the U.S. dollar. In December 2002, the Company's shareholders approved an amendment of the exercise price to unlinked NIS 44 per option (approximately $9.28).

         The shares underlying the options represented, on the date of the issuance thereof, 1.51% of EMI's issued and outstanding share capital.

         EMI 1996 STOCK OPTION PLAN

         The Company's 1996 stock option plan covers 2,100,000 ordinary shares. Currently, there are no options outstanding, following the expiration of all previously outstanding options.

         INSIGHTEC STOCK OPTION PLAN

         1999 ESOP - On May 19, 1999, the board of directors of InSightec approved, subject to the approval of a special committee appointed by the board, the issuance to a trustee of 2,500,000 shares of InSightec, NIS 0.01 nominal value each, pursuant to InSightec's 1999 stock option plan (the "InSightec Plan"), to be reserved for issuance upon the exercise of options to be granted to InSightec's and its subsidiaries' managers, employees and directors. The InSightec Plan is administered by a committee of the board, whose consent is required for the following matters:

         o the relationship between EUBV, the controlling shareholder of InSightec, and the participants in the InSightec Plan, upon the occurrence of certain investment situations in InSightec; and

         o        amendments to the InSightec Plan.

         The shares subject to the InSightec Plan constituted, upon the grant thereof and prior to an investment by an unrelated third party in InSightec, 25% of the issued share capital of InSightec.

         Options are non-transferable and vest (i) as to 50% of the underlying shares, 24 months after grant, (ii) as to an additional 25% of the underlying shares, 36 months after grant, and (iii) as to the remaining underlying shares, 48 months after grant. In the event of a material change in InSightec, the vesting of unexercised options shall be accelerated and the options will vest immediately.

         Participants do not have any shareholders' rights in InSightec by virtue of the grant of an option, until the exercise of options and issuance of one or more share certificates in respect thereof. Sale of shares issuable upon the exercise of options is subject to a right of first refusal of all other shareholders, including participants in the InSightec Plan. The right of first refusal will be in effect until InSightec's shares are listed for trade on an Israeli or foreign stock exchange.

         Under applicable law, participants bear all tax consequences and liabilities relating to the options and the shares issuable pursuant to the exercise thereof. The InSightec Plan is governed by Israeli law, and is available also to employees of subsidiaries of InSightec.

         In 1999, InSightec granted to its directors options to purchase up to 150,000 ordinary shares (out of a total of 300,000 ordinary shares), exercisable until March 2006 at an exercise price of $3.33 per share; the rights to purchase 75% of those shares vested as of December 31, 2002, with the remainder to vest during 2003.

         2003 ESOP AND CSOP - On January 26, 2003, the board of directors of InSightec approved the issuance to a trustee of 1,000,000 shares of InSightec, NIS 0.01 nominal value each, pursuant to InSightec's 2003 Employee & Directors Stock Ownership Plan (the "2003 ESOP"), pursuant to the "Capital Gains - Trustee Track" provided for in the Amended Section 102 of the Israeli Income Tax Ordinance (New Version), and the Service Providers Stock Ownership Option Plan (the "2003 CSOP"), pursuant to Section 3(9) of the Israeli Income Tax Ordinance (New Version). Both plans were approved at InSightec's Shareholders General Meeting held on February 10, 2003.

         In addition, InSightec approved the transfer by the trustee under the InSightec Plan to the trustee appointed under the 2003 ESOP and 2003 CSOP of the outstanding balance of 394,000 shares, which were not, as of the date of such approval, granted to any specific participant under the InSightec Plan, to be held by the trustee under the 2003 ESOP or under the 2003 CSOP.

         Following the said issuance and transfer of the shares, up to 1,094,000 options were designated to the 2003 ESOP and up to 300,000 were designated to the 2003 CSOP.

         The options under the 2003 ESOP will vest at the end of two years from the year in which the options were granted to the participant and are exercisable at an exercise price of NIS 0.01 per option. The exercise price for the options under the 2003 CSOP will be set in each participant's grant notification which will also outline the vesting terms for each participant's options. The exercise period for the options under both plans is seven years from the date of each grant.

         The shares subject to the 2003 ESOP and 2003 CSOP constituted, as of May 31, 2003, 10.2% of the issued share capital of InSightec.

         Options are non-transferable and vest in accordance with the terms of the Grant Notice letter to each participate. In the event of a material change in InSightec, the vesting of unexercised options will be accelerated and the options will vest immediately.

         Participants do not have any shareholders' rights in InSightec by virtue of the grant of an option, until the exercise of options and issuance of one or more share certificates in respect thereof. Sale of shares issuable upon the exercise of options is subject to a right of first refusal of all other shareholders who hold more than 1% of InSightec's shares on a fully diluted basis, including participants in the 2003

ESOP. The right of first refusal will be in effect until InSightec's shares are listed for trade on an Israeli or foreign stock exchange.

         Under applicable law, participants bear all tax consequences and liabilities relating to the options and the shares issuable pursuant to the exercise thereof. The 2003 ESOP and 2003 CSOP are governed by Israeli law.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

         The Company had, as of May 31, 2003, 23,146,820 shares outstanding (excluding 626,900 shares which were issued by the Company but not paid for). The following table sets forth certain information as of May 31, 2003, concerning: (i) persons or entities who, to our knowledge, beneficially own more than 5% of the outstanding ordinary shares of EMI, (ii) the number of ordinary shares of EMI beneficially owned by all officers and directors of EMI as a group, and (iii) the number of ordinary shares of EMI beneficially held by
Elscint:

              NAME AND ADDRESS                              NUMBER OF SHARES                        PERCENT

Europe-Israel (M.M.S.) Ltd.                                    13,437,584                            58.5%
13 Mozes Street
Tel-Aviv, Israel(1)

Bank Leumi (Provident Funds)                                   2,103,368                             9.09%
32 Yehuda Halevi Street
Tel-Aviv, Israel

All  officers  and  directors  as a group  (8                  14,259,251                            61.6%
persons) (2)

Elscint Limited                                               885,140 (3)                            3.8%
13 Mozes Street
Tel Aviv, Israel

--------------------

(1) As of May 31, 2003, Control Centers owned 80.17% of the issued and outstanding shares of Europe-Israel. Control Centers is controlled by Mr. Mordechay Zisser, the Executive Chairman of the board of directors of EMI.

(2) Includes 13,437,584 shares of EMI held by Europe-Israel, which may be deemed indirectly beneficially owned by Mr. Mordechay Zisser by virtue of his control of Europe-Israel through his control of Control Centers, as described in footnote (1). Mr. Zisser disclaims beneficial ownership of such shares. Also includes 350,000 shares underling options which are currently exercisable; 221,667 shares issued to the Company's directors and officers pursuant to the Company's employees and officers incentive plan, which have either vested or will vest within 60 days after the date of this report; and 250,000 shares held by Triple-S, a company controlled by Mr. Shmuel S. Smucha. Mr. Smucha disclaims beneficial ownership of such shares.

(3)      Elscint has voting rights with respect to 208,431 shares.

         Except for (i) 676,709 shares held by Elscint and (ii) 350,000 shares underlying options that prior to the exercise thereof confer no voting rights to the holder thereof, the shareholders listed above do not have any different voting rights from any other shareholder of EMI. However, by virtue of the fact that Europe-Israel holds more than a majority of the outstanding shares of EMI, it can, in all likelihood, control the direction of EMI at shareholders' meetings where a simple majority vote is required for adoption of proposals.

         550,000 additional shares were granted to directors, officers and employees of the Company (out of which 23,000 shares were subsequently returned to the plan) pursuant to the Company's officer and employees incentive plan, of which 441,834 shares have vested as of the date of this report. For more details on the issuance of shares to employees and officers of the Company, see "Item 6
- Directors, Senior Management and Employees - Share Ownership - EMI - Issuance of ordinary shares to employees and directors of EMI and its group of companies".

         As of May 31, 2003, on the books of our transfer agent, there were approximately 230 holders of record of our ordinary shares with addresses in the United States, holding approximately 5.7% of our issued and outstanding ordinary shares.

RELATED PARTY TRANSACTIONS

         Framework agreement for the provision of services of coordination, planning, execution and supervision over construction projects. Pursuant to a certain services agreement dated February 17, 1998 between Europe-Israel and Control Centers, Control Centers, through its subsidiary CDPM, renders services with respect to the coordination, planning, execution and supervision of the construction of the Centers (the "Services"), for a fee equal to 5% of the actual construction costs of each such project (but excluding land acquisition and financing costs), plus VAT. The Company and Control Centers have entered into a similar agreement (the "Services Agreement"), pursuant to which the Company will receive the Services from Control Centers or its subsidiary companies. Each engagement under the Services Agreement for the receipt of Services by a specific mall is subject to the prior approval of the board of directors and audit committee of the Company, and must comply with the terms of the Services Agreement.

         The 5% fee was agreed to by the parties based on customary fees paid in similar transactions in Eastern Europe and is payable in accordance with the progress of the construction works. In addition, the Company will reimburse Control Centers for all reasonable costs incurred in connection with the services rendered thereby, not to exceed a total of $50,000 per project. The parties agreed that if any project is not completed, or is sold to a third party before completion, Control Centers' fee will be determined based on its total costs incurred in connection with such project through the termination or sale thereof. The Services Agreement is effective through December 31, 2002.

         For additional details see Note 21(A)*(1) to the Financial Statements included in Item 18 below.

         Lease: As and from January 2001, EMI has been leasing office space from Control Centers. The annual rental fees (including management fees) for 2002 were approximately NIS 431,000 (approximately $91,000).

         Issuance of 350,000 options to the Executive Chairman of the Board of Directors. See "Item 6 - Directors, Senior Management and Employees - Share Ownership - EMI - Issuance of 350,000 options to EMI's Executive Chairman of the Board."

         Terms of Employment of Executive Chairman of the Board of Directors of the Company. In December 2002 the shareholders of the Company approved the terms of employment by the Company of Mr. Zisser in his capacity as the Executive Chairman of the Board of Directors of EMI. In accordance with the shareholders' approval, Mr. Zisser is entitled to receive a monthly salary of approximately NIS 106,500 (approximately $22,500), linked to the Israeli consumer price index prevailing on August 1, 2002, as well as customary employment benefits, as described below. The salary is being paid by the Company and/or its private subsidiaries and/or private affiliates. Mr. Zisser is also entitled to unlimited reimbursement of his expenses incurred in connection with his office.

         Mr. Zisser is also entitled to customary annual vacation, paid sick leave, replenishment payment, managers' insurance and participation in a sabbatical fund. The Company shall be responsible for any expenses incurred in the event that the foregoing benefits exceed the maximum amount of managers' insurance and sabbatical fund contributions which are exempted from taxes. In addition to the above, the Company shall provide Mr. Zisser with the use of a motor vehicle, of a model and type commensurate with his office, and shall bear all costs and expenses incurred in connection with the use of such vehicle, including any expenses in connection with the payment of income tax and social security insurance imposed in respect of such use. The Company shall also provide Mr. Zisser with a telephone, facsimile, mobile phone, computer, printer and modem and shall bear all installation costs and all reasonable expenses related thereto.

         The term of Mr. Zisser's employment is for a period of three years commencing August 1, 2002 (the "Effective Date"). Either the Company or Mr. Zisser may terminate the employment by providing the other party with at least six (6) months advanced written notice of its intention to do so.

         Mr. Zisser has been serving as the Executive Chairman of our Board of Directors since May 1999. Prior to the Effective Date the Company has not paid to Mr. Zisser any amounts with respect to such office and no allowance was made with respect to such payments on the Company's financial statements.

         Mr. Zisser also serves as the president and chairman of the board of both Control Centers and Europe-Israel. Mr. Zisser's cost of employment by the Europe-Israel group therefore remains unchanged, and in light of the Company's shareholders' approval (that Mr. Zisser's term of employment by Europe-Israel is to be counted in calculating the period of his employment by the Company for all purposes) Mr.

Zisser's monthly salary in Europe-Israel was reduced accordingly. In addition, all relative amounts out of the contribution made by Europe-Israel in connection with Mr. Zisser's employment by Europe-Israel in policies and funds, as well as all other amounts accumulated by Europe-Israel for Mr. Zisser's benefit, were transferred to the Company, effective as of August 1, 2002.

         Allocation of Costs Agreement: At the Annual General Meeting of the shareholders of the Company held on February 21, 2001, our shareholders approved an agreement with Europe-Israel and Elscint, retroactively from January 1, 2000 and until December 31, 2002, for the allocation of costs and expenses incurred in connection with services rendered to those companies by their in-house legal, economic and taxation and accounting departments. Each party to the agreement is entitled to terminate it at the end of each 12-month period by giving a 60-day advance notice to the other parties. The allocation would be carried out so that Europe-Israel bears 35%, while Elscint and EMI each bear 32.5% of such costs. These percentage shares reflect a general estimate of the companies' management of the actual utilization rate of these departments' services by each of the companies based on the actual services provided thereby during the first half of 2000. Should these percentage rates deviate from the actual service rates by more than 10%, the parties will be charged on the basis of the actual cost allocation. In November 2002 the Company's Board of Directors approved the extension of the agreement for a three years term.

         ELSCINT
         -------

         Hotel and  Leisure - Elscint and  Europe-Israel  have  provided  loans,
guarantees   and  lines  of  credit  to  various  of   Elscint's   hotel  owning
subsidiaries.

         BEA - Jet Link - BEA receives, from time to time, aviation services from Jet Link Ltd. (an aviation company controlled by Control Centers) in exchange for a payment based on the latter's price list, net of a discount of 5%.

         Line of Credit - Elscint has provided to its wholly-owned subsidiary, Elscint Holding and Investment NV (the holding company of the hotels), a line of credit for the construction and development of the hotels, in the following amounts:

   Linkage Base           Interest rate      Balance as of        Balance as of
                                             12/31/02 in          3/31/03 in
                                             millions (*)         millions (*)
           $**            LIBOR + 1.25%             113.1               116.6
           Euro           LIBOR + 2.5%               39.9                40.4
           GB(Pound)      LIBOR + 2.5%               11.9                12.0


         (*) These balances are presented in their original currency and include accrued interest as of the balance sheet date. The balance as of March 31, 2003 represents the largest amount during the period from January 1, 2002 through March 31, 2003.

         (**) Includes loans of approximately $54.4 million and $54.7 million from Elscint Inc. (Elscint's wholly-owned U.S. subsidiary) to BEA as of December 31, 2002 and March 31, 2003, respectively.

         Commercial and  Entertainment  Center - Agreement between CDPM and BEA:
In October 2001 an agreement between BEA and CDPM was approved by the shareholders meeting of Elscint. In accordance with the agreement, CDPM will provide logistical, planning and supervisory services in connection with the renovation of the Bucuresti Hotel, in exchange for consideration equal to the lower of 5% of the renovation costs (excluding general and administrative expenses and financing expenses) or 5% of U.S. $30 million.

         Commercial and  Entertainment  Center - Agreement between CDPM and SLS:
In May 2002, Elscint's shareholders approved a turn-key contracting agreement by and between SLS and CDPM, for the completion of the construction works of the center for a consideration of $57.7 million plus Value Added Tax (if applicable), subject to reductions and adjustments due to payments by SLS to sub-contractors, suppliers, consultants and other third parties in connection with the construction work. The amount of the consideration was determined on the basis of a calculation of the amount of work remaining to be performed, as at March 1, 2002. From March 1, 2002 until March 31, 2003 SLS made such payments on account of implementation of the project in the total sum of U.S. $25.2 million. As of the date of this report, the agreement had not yet been consummated. Upon the closing of the agreement, SLS is to pay to CDPM an advance of $3 million, on account of the consideration and, concurrently, CDPM is to provide SLS with a bank guarantee, at the rate of 5% of the Work Consideration. In addition, SLS committed, as part of the agreement, to assign to CDPM all the rights and obligations, based on the agreements, which it signed with various suppliers, except for those specified in the agreement. The agreement includes a number of conditions, the breach of which is considered as a fundamental breach, which confers the remedies stated in the agreement. Nevertheless, further to SLS's request CDPM is assisting in the construction and management of the project.

         Line of Credit: Elscint has provided to SLS a credit line for the construction works at the commercial and entertainment center, which is linked to the Israeli CPI and bears annual interest of 5%.

         The balance of the loan (including accrued interest) was NIS 390 million and NIS 452 million as of December 31, 2002 and March 31, 2003, respectively.

         Investments in Bio-Technology Companies - Line of Credit. Elscint has provided to EBM a $30 million line of credit for investments in bio-technology companies and for the financing of EBM's operations. This line of credit is linked to the U.S. dollar and bears annual interest of LIBOR + 1.25%.

         The balance of the loan (including accrued interest) was $10.3 million and $10.5 million as of December 31, 2002 and March 31, 2003, respectively.

         Lease. As of September 2000, Elscint has been leasing office space from Control Centers. The annual rent under such lease is approximately $85,000 per annum, including payments to the management company of the building. The term of the lease is three years, and Elscint has an option to extend such term to an additional 23 months.

         Credit line from Bank Leumi. Elscint and its investee companies conduct credit, deposit and management of security portfolio transactions with the bank, which is an indirect interested party in the Company. These transactions are conducted during the ordinary course of business and under customary market terms and conditions.

ITEM 8.  FINANCIAL INFORMATION

         CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         See Consolidated Financial Statements included in Item 18.

         LEGAL PROCEEDINGS

         Class Action by Minority Shareholders. In September 1999, we and Elscint (among others) were served with a claim and a motion to recognize the claim as a class action filed by a shareholder of Elscint on behalf of all minority shareholders who held shares on February 18, 1999, and on the date that the claim was submitted.

         The plaintiff requested (i) relief of approximately NIS 1.9 million (the plaintiff subsequently requested to amend the relief to approximately NIS
2.5 million) plus expenses and attorney's fees, and (ii) approximately $148.5 million (the plaintiff subsequently requested to amend the relief to $158 million) plus expenses and attorney's fees for alleged damages suffered by the class.

         The main allegation of this claim is that EMI, through the actions of its former directors in Elscint, caused Elscint damages and discriminated against the minority shareholders of Elscint. The plaintiff also alleged that Elscint's former directors acted while being in a conflict of interest between the interests of Elscint and its minority shareholders, on the one hand, and the interests of the controlling shareholders of Elscint, on the other hand.

         The plaintiff requested that Elscint, or alternatively all or part of the defendants, be ordered to purchase from each members of the class all shares held by such member at a price of $27.46 per share.

         On October 7, 1999, the plaintiff filed a motion to amend his claim to include an additional cause, being EMI's violation of its offer to acquire all shares of Elscint held by the public at a price per share of $14. On November 15, 1999, the Israeli Supreme Court ruled that this claim be removed from the District Court in Haifa to the District Court in Tel-Aviv, and that it be heard together with the claim filed by Elscint's former President and Chief Executive Officer (described above). On July 19, 2000, EMI filed a motion to dismiss the motion to recognize the claim as a class action, on the grounds of lack of cause, lack of opponency and failure by the plaintiff to pay the court fee. In October 2000, the plaintiff and the defendants reached a procedural agreement, providing that all the proceedings shall be withheld until the Israeli Supreme Court shall have rendered its ruling with respect to a motion filed by certain investors (described below) for permission to appeal a ruling of the Haifa District Court to dismiss the application to recognize their claim as a class action.

         Class Action by Investors. In November 1999, we and Elscint were served with a claim and a motion to recognize the claim as a class action, which claim was also submitted against Europe-Israel, Control Centers, Marina Herzlia Limited Partnership 1988 (which is controlled by Control Centers), Elron and 25 past and present directors in the above companies, which claim and motion were filed in the District Court in Haifa, Israel.

         The claim was submitted by a number of institutional investors and other individuals and entities that hold shares in Elscint. The motion to recognize the claim as a class action was submitted on behalf of those persons who held shares of Elscint on September 6, 1999, and continued to hold such shares on the date on which the motion was filed, excluding the defendants.

         The plaintiffs alleged that the minority shareholders of Elscint were discriminated against as a result of various activities carried out by Elscint's controlling shareholders and its board of directors. The main allegations raised by the plaintiffs include the following:

      o EMI (i) discriminated against the minority shareholders of Elscint in favor of Elron and its own interests, (ii) refrained from distributing dividends to Elscint's shareholders, (iii) caused, or did not prevent, the sale of controlling interest in Elscint, favoring the creation of great profits to Elron over Elscint's best interest, and (iv) did not report, and prevented the report by Elron and Elscint, of the negotiations to sell the controlling interest in EMI held by Elron;

      o EMI breached (i) its contractual undertaking towards Elscint to conduct a takeover bid for the purchase of Elscint's shares held by the minority shareholders of Elscint at a price per share of $14, and (ii) its obligation to cancel of the takeover bid in accordance with certain provisions under applicable law;

      o EMI released misleading reports with respect to, and refrained from reporting on, the takeover bid and the acquisition of the business of Elscint from its controlling shareholders, thereby violating the applicable reporting requirements and causing damage to Elscint's shareholders who relied on EMI's announcements and either purchased or refrained from selling Elscint's shares;

      o EMI violated Israeli law by entering into agreements to assist in redeeming its shares; and

      o EMI violated Israeli law by acquiring Elscint's shares based on inside information.

         The plaintiffs argued that the total damages suffered until the time of submission of the claim were $100 million. The remedy requested by the plaintiffs was that EMI be ordered to execute the alleged buy-out of Elscint shares held by the public at $14 per share. Alternatively, the plaintiffs requested compensation for the damages, which they allegedly suffered, and the rescission of the transactions with controlling shareholders. In addition, the plaintiffs demanded, among other remedies, the return by Elscint of all amounts paid in connection with the acquisition by Elscint of the hotel business in September 1999. Certain of the remedies have also been requested as derivative claims on behalf of Elscint.

         On December 26, 1999, we filed motions, together with other defendants, to dismiss the claim. The defendants alleged, among other things, that the remedies requested in the claim could only be raised by Elscint itself, and that the claim is not suitable to be recognized as a class action. In August 2000, the motion to recognize the claim as a class action was dismissed before the hearing of the motion on its merits. The claim itself remains pending.

         Currently, two separate proceedings are pending:

         (1) Before the Israeli Supreme Court - several, but not all, of the plaintiffs, have filed a motion with the Israeli Supreme Court for permission to appeal the ruling of the District Court in Haifa to dismiss the motion to recognize the claim as a class action. We have filed a written response to this motion. In May 2001, the Israeli Attorney General filed a notice with the Supreme Court that in accordance with the authority granted to him under law he joined the proceedings and filed his position, which supports the plaintiffs' legal claims.

         At a hearing held before the Israeli Supreme Court on November 21, 2001, the plaintiffs received permission to appeal the ruling of the District Court in Haifa, we filed our arguments and the plaintiffs responded. As of the date of this report, the Supreme Court has no yet rendered its decision in this motion.

         (2) Before the Haifa District Court - The District Court ruled that the claim filed by the plaintiffs shall continue to be heard as a regular claim in spite of the fact that the request to recognize the claim as a class action has been dismissed. The plaintiffs and the defendants disagree on the issue of court fees. While the counsel for the plaintiffs claims that the claim is of a declarative nature and therefore the court fee is approximately NIS 1,600 (approximately $400), counsel for the respondents claims that the relief claimed is a financial relief and that according to their calculations, the court fee (taking into account all of the relieves claimed) is approximately NIS 1.32 million (approximately $300,000) or approximately NIS 20.09 million (approximately $4.97 million). In the course of interim procedure, the Court repeated its position that the real relief claimed by the plaintiffs is in fact a financial relief and that counsel for the plaintiffs should adjust the amount of the court fee in accordance with such financial relief. Since the court fee has not been paid, on March 11, 2001, Elscint, together with seven other respondents, filed a request with the District Court in Haifa to rule on the assessment of the court fee due. Elscint's counsel's opinion was supported by the Attorney General's opinion filed on May 14, 2001 with the court. Several court hearings pertaining to court fees took place before the District Court, the last one on April 25, 2002, and the District Court's decision is pending. However, the court has ruled that Elscint shall submit its statement of defense 75 days after the plaintiffs have paid the court fee in full, and that we shall submit our statement of defense 45 days after Elscint has submitted its statement of defense.

         Claim against EMI and EMS. In March 2000, we were served with a Statement of Claim against us and our subsidiary Elbit Medical Services Ltd. ("EMS") that was filed by two Brazilian companies in the District Court in Haifa.

         The plaintiffs allege that we and EMS breached, and/or caused the breach of, two agreements between EMS and the plaintiffs regarding the participation in a tender for the establishment of a Multi-Diagnostic Medical Center in the city of Brazilia. The remedy sought is damages in the amount of $14.3 million (approximately NIS 57.8 million); however, for the purpose of court filing fees, the amount requested was approximately $4.94 million (approximately NIS 20 million). In May 2000, we filed a petition to dismiss the Statement of Claim on the ground of lack of authority of Israeli courts, and, alternatively, Forum Non Convenient. On May 13, 2001, the District Court rejected our request to dismiss the Statement of Claim. In May 2001, we appealed the decision of the District Court and simultaneously filed a petition for another extension for filing its statement of defense. We reached an agreement with the plaintiffs that if our appeal to dismiss the claim is rejected, we shall submit our statement of defense within 30 days after the dismissal. On January 23, 2002, a hearing took place in the District Court in Haifa. Our counsel informed us that the District Court in Haifa dismissed our appeal on February 19, 2003 and ordered us to pay legal expenses in the amount of NIS 20,000 (approximately $4,500). On April 1, 2003, our counsel submitted an application to the Supreme Court for permission to file an appeal on the District Court's decision and on April 2, 2003, our counsel submitted our defense to the plaintiffs' claim.

         Poland. Katowice Plaza was served with a statement of claim in the amount of $235,000, constituting the last part of the consideration for property purchased by Katowice Plaza in December 1998. The statement of claim was filed by the seller, a construction company, in the regional court of Katowice. Katowice Plaza filed its statement of defense alleging an error going to the essence of the transaction. In addition, Katowice Plaza filed a counter claim against the construction company, demanding the return of payments, which Katowice Plaza paid to the construction company, in the amount of $960,000. On March 19, 2001, a judgment was rendered in favor of the construction company, and Katowice Plaza was compelled to pay $222,222 to the plaintiff with interest calculated as of October 8, 1999, and legal expenses of $15,000. The counterclaim filed by Katowice Plaza was dismissed and Katowice Plaza was compelled to pay legal expenses in the amount of $3,000. On May 23, 2001, Katowice Plaza appealed this judgment. On July 27, 2001, Katowice Plaza received a notification from the court that a lien in the sum of $438,000 was applied to its assets, in order to secure the payments due to the construction company as a result of the judgment given by the court. On August 1, 2002, Katowice Plaza Counsel informed us that the judgment was finalized and Katowice Plaza was compelled to pay the sum of $438,000. According to the court judgment Katowice Plaza had to pay that sum until July 15, 2002, but the payment was not yet made. Katowice Plaza is continuing its attempts to sell the property so that it could pay the debt to the plaintiff. In addition, Katowice Plaza, made a settlement proposal to the plaintiff according to which the debt will be paid in 12 equal payments in consideration for freezing the proceedings against it. The plaintiff is considering this offer.

         A second claim was filed against Katowice Plaza on July 2, 2001 by the construction company, claiming an additional payment for the subject property. The sum claimed under this suit was also secured by an additional lien on Katowice Plaza's assets. Katowice Plaza filed an appeal against the lien imposed on its assets but a court hearing has not yet been scheduled. On February 2002, the court gave a judgment in this suit, in which the evaluation of the property that is subject to both claims, was reduced to $1,255,000. According to this judgment Katowice Plaza's total outstanding debt to the plaintiff is in the sum of $250,000 plus interest. The parties intend to meet in order to negotiate a settlement in light of this judgment.

         During the court proceedings regarding the property, land taxes have not been paid by Katowice Plaza to the municipality of Katowice. As a result, a lien has been applied to Katowice Plaza's bank accounts in favor of the municipality of Katowice.

         In July 2002, a third party filed a lawsuit in Poland against our subsidiary in Poland, Ruda Slaska Plaza S.P Z.O.O ("Ruda") for approximately $3.6 million, alleging an unpaid debt arising from a service agreement. In addition, the plaintiff asked the court to seize monies owed to Ruda by three lessees, in order to secure the payment of Ruda's debt. In September 2002, the court accepted the plaintiff's request to also seize future rental payments of the three lessees and on October 21 2002, the court rejected Ruda's appeal on this decision. In October 2002, Ruda also filed its response to the main claim, in which it rejected most of the plaintiff's assertions.

         On March 21, 2003, the court gave a decision according to which the seizure of rental payments would be expanded so that it will be applied to other debtors of Ruda. Ruda submitted an appeal against this decision as well as a request to postpone its execution until its claims are considered. The court's decision in the appeal is pending.

         Concurrently, Ruda filed a counter-claim against the third party in the sum of approximately $3.4 million, claiming damages due to defects in the performance of the agreement by the plaintiff as well as additional losses incurred as a result of its actions. In addition to these proceedings, Ruda requested to be included in a compromise settlement being finalized between the plaintiff and all of its creditors. Ruda was formally approved as one of the plaintiff's creditors and will thus participate in all the proceedings pertaining to the arrangement.

         On April 23, 2003, a hearing in the main claim was held. Ruda submitted a request to replace the judge. The request was based on the argument that due to the fact that many errors were made in the management of the suit, the court proceedings were unjustly prolonged. The request to replace the judge was dismissed.

         Claims Relating to the Sale of the NM, MRI and CT Businesses. In connection with the sale in 1998 of substantially all of Elscint's assets to GEMS and Picker (today Philips), the following material claims were filed or threatened against Elscint:

         1. In October 1999, Elscint received a claim letter from a former distributor of Elscint in Greece, claiming approximately $27 million in damages as a result of an alleged breach of a distribution agreement. Elscint denied all allegations in a letter dated October 19, 1999, and received another letter on November 9, 1999, in which the plaintiff asked that Elscint arrange for all of the plaintiff's contracts to be assigned to and assumed by GEMS. Elscint discussed the merit of these claims with GEMS, but was not informed by either GEMS or the distributor of the outcome of their actions. Since the end of 1999, Elscint did not receive any communication from this distributor with respect to the foregoing matter.

         2. Distributors and Agents: Various other distributors of Elscint and/or its subsidiaries have sent letters to Elscint, demanding payment for damages that they have allegedly suffered as a result of the sale of assets in 1998. The aggregate amount demanded under these letters is approximately $4 million. Additional letters of demand did not specify the amounts claimed.

         3. Claims in Brazil: Elscint is a defendant in several claims filed by certain of its customers (including some demanding the cancellation of sales and service agreements) totaling approximately $5 million. These claims allege among other things, damages caused to medical equipment acquired from Elscint.

         Claims relating to the hotel business
         -------------------------------------

         Bucuresti Hotel Complex, Bucharest, Romania. In December 2000, BEA acquired 80% of the capital and voting rights in Desca Investments Ltd., a Cypriot company ("Desca"), which at the time held 100% of Domino International Hotels s.r.l, a Romanian limited liability company ("Domino"). In December 1999, Domino successfully bid for the acquisition from the Romanian State Ownership Fund (the "SOF") of 66.18% of the outstanding shares (the "Bucuresti Shares") of SC Bucuresti Turism S.A. ("Bucuresti"), a Romanian joint stock company that owned the rights to the Bucuresti Hotel and other parties have filed a petition with the Supreme court to re-consider its desition given. The Bucuresti Shares were offered for sale through a tender for the privatization of the holdings of the SOF in Bucuresti (the foregoing transaction is referred to as the "Bucuresti Transaction").

         Under Romanian law, Domino, as the holder of 66.18% of the outstanding shares of Bucuresti, controls Bucuresti. The acquisition of the Bucuresti Shares by Domino was delayed from December 1999 to December 2000 due to various legal disputes between Domino, the SOF and unrelated third parties who contested Domino's right to acquire the Bucuresti Shares on the grounds that the privatization tender was conducted improperly by the SOF. However, in November 2000 the Romanian Supreme Court "finally and irrevocably" determined that the Bucuresti Transaction should be consummated and that the Bucuresti shares should be sold to Domino. The Bucuresti Transaction was consummated on December 11, 2000.

         An employee union active in the Bucuresti Hotel and other parties have filed a petition with the Supreme Court to re-consider its foregoing decision. The ground for this petition is that the employees and the other parties were not summoned to appear at one of the hearings of the court, due to a technical error of the court administration, and were thus allegedly denied a fair opportunity to present their arguments to the court. In July 2002, the Supreme Court of Romania dismissed the petition.

         An additional claim submitted by certain individuals requesting the nullification of the public tender for the sale of the Bucuresti Shares, the privatization contract and the transfer of the Bucuresti shares to Domino was also dismissed outright by the courts in Romania on procedural grounds before the matter was heard on its merits.

         A criminal procedure has been instigated against 17 former officers of the SOF responsible for the execution of the tender for the sale of the Bucuresti Shares on allegations of fraudulent conduct. Although Domino is not a party to these proceedings and is not cited as an accused party on the indictment, its local counsel advised us that the indictment does contain certain allegations regarding the validity of the privatization proceedings which may indirectly affect the ownership interest by Domino of the Bucuresti Shares.

         Bucuresti and Domino are engaged in several other litigations in Romania arising in the ordinary course of business or which are not considered material.

         Office of the Chief Scientist
         -----------------------------

         The Israeli government encourages industrial companies by funding their research and development activities. Elscint, in the past, received royalty-bearing participation grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the "OCS"), for the development of its medical imaging systems and products.

         Elscint agreed to pay royalties for sales of products, for which the research and development was funded principally by the OCS or by third parties. The amount of each royalty payment payable to the OCS is computed on the portion of sales proceeds from such products at rates varying from 1% to 5%. The commitment to the OCS is limited to the amount it funded.

         In 1999, we received a letter from the OCS requesting certain details regarding the previous years' computation of royalties. This matter is still under review, and we are not able to determine if we will have any liability to the OCS as a result of these discussions.

         Pursuant to the sale of business agreement signed between Elscint and GEMS, Elscint was responsible for 60%, and GEMS for 40%, of the amount of $11 million of royalties payment by Elscint to the OCS relating to MRI business activity. It was also agreed that NM and MRI know-how, products and components funded by the OCS and currently produced only in Israel will not be made outside Israel unless GEMS seeks the approval of the OCS. Elscint committed to pay royalties to the OCS in the amount in excess of $1.5 million of royalties for sales of MRI products by GEMS, which contain certain know-how and components funded by the OCS. In 1999, Elscint received a letter from the OCS requesting details regarding the proceeds from GEMS allocated to the MRI product line according to which the above-mentioned royalties payment was computed.

         Elscint has been conducting internal inquiries and is negotiating with the OCS in order to resolve all matters which are the subject of disputes with the OCS. At this time it is not clear what amounts, if any, Elscint may be required to pay to the OCS in settlement of these royalty payment claims.

         Ordinary course of business
         ---------------------------

         The Company and its subsidiaries are involved from time to time in litigation arising out of the ordinary course of the Company's business.
Although the outcome of each of these cases is uncertain at this time, we believe that the resolution of such litigation will not have a material adverse effect on our financial position.

ITEM 9.  OFFER AND LISTING

         The ordinary shares of EMI are quoted on Nasdaq under the symbol "EMITF" and are listed on the TASE.

         The annual high and low sale prices for our ordinary shares for the five most recent full financial years are:

                                                       NASDAQ                         TASE
                                                       ------                         ----
   YEAR ENDED DECEMBER 31,               HIGH ($)          LOW ($)           HIGH ($)          LOW ($)
   -----------------------               --------          -------           --------          -------
                   2002                  7.71              4.50              7.19              4.49
                   2001                  6.30              4.23              6.55              4.39
                   2000                  13.50             5.1562            13.338            5.596
                   1999                  11 15/16          7 5/16            11.96             7.60
                   1998                  10 13/16          4 9/16            10.97             4.67



         The quarterly high and low sale prices for our ordinary shares for the two most recent full financial years and the first subsequent quarter are:

                                                      NASDAQ                           TASE
                                                      ------                           ----
                                        HIGH ($)          LOW ($)           HIGH ($)           LOW ($)
                                        --------          -------           --------           -------

2003

First Quarter                           5.78              3.70              6.13               4.25
2002
First Quarter                           7.71              5.42              6.89               5.16
Second Quarter                          5.88              5.00              6.32               5.58
Third Quarter                           6.36              5.05              6.75               5.72
Fourth Quarter                          5.95              4.50              6.25               4.87
2001

First Quarter                           6.30              4.59              5.89               4.48
Second Quarter                          6.11              4.85              5.81               4.73
Third Quarter                           5.65              4.23              5.35               4.39
Fourth Quarter                          6.50              4.56              6.55               4.44


         The monthly high and low sale prices for our ordinary shares during the six months of December 2002 through May 2003 were:


                                                      NASDAQ                           TASE
                                                      ------                           ----
MONTH                                   HIGH ($)          LOW ($)           HIGH ($)           LOW ($)
                                        --------          -------           --------           -------
December 2002                           5.89              4.50              6.25               4.87
January 2003                            4.37              4.14              4.88               4.74
February 2003                           4.21              3.70              4.8                4.25
March 2003                              5.78              4.46              6.13               4.63
April 2003                              6.40              5.40              6.8                5.92
May 2003                                6.70              5.00              6.85               5.23

         The closing price of our ordinary shares on Nasdaq on May 31, 2003 was $6.04, and on the TASE was $6.12.

         The closing prices of our ordinary shares listed on the TASE for each of the years 1998 through 2002 have been translated into dollars using the representative rate of exchange of the NIS to the U.S. dollar on the last trading day of each such year as published by the Bank of Israel. The closing prices of our ordinary shares listed on the TASE for all periods during 2003 have been translated into dollars using the representative rate of exchange of the NIS to the U.S. dollar on May 31, 2003 as published by the Bank of Israel.

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION AND GENERAL PROVISIONS OF ISRAELI LAW

         PURPOSES AND OBJECTS OF THE COMPANY
         -----------------------------------

         We are a public company registered under the Israeli Companies Law of 1999 ("Companies Law") as Elbit Medical Imaging Ltd., registration number 52-004303-5.

         Pursuant to our Memorandum of Association, we were formed for the purpose of operating in the development, manufacture, compilation, sale and service of technological and electronic systems in the field of medical imaging and ancillary products. In addition we are also empowered to operate in any business or matter for profit purposes as shall be determined by the board of directors of the Company from time to time.

         At our shareholders' meeting held on February 21, 2001, a resolution was adopted approving the amendment of our Articles of Association by adding a new article authorizing us to make, from time to time, contributions of reasonable sums for worthy causes even if such contributions do not fall within the company's business considerations as referred to in Section 11 of the Israeli Companies Law. Our board of directors, or any committee appointed by it, is authorized to determine, in its discretion, with respect to any contribution, the amount thereof, its purpose, the entity to receive the contribution and any other term or condition relating thereto.

         APPOINTMENT OF DIRECTORS
         ------------------------

         Our directors are elected by our shareholders at the annual meeting of the shareholders. Only a person nominated by the board of directors may be elected at the shareholders' meeting to the office of director, unless written notice is submitted to the Company at its registered address, at least seven days prior to the date set for the meeting, signed by the shareholder entitled to participate and vote at such meeting, of his intention to propose at such meeting a certain candidate confirming his consent to such election which will be submitted to the Company at its registered address at least 24 hours prior to such date. The directors hold office until the next annual meeting of our shareholders, which is required to be held at least once during every calendar year but not more than fifteen months after the last preceding meeting. In the intervals between annual meetings, the board of directors may appoint additional directors to the Board in the event that the number of directors is less than the maximum number authorized by our Articles. Any director so appointed shall hold office until the next General Meeting. According the our Articles of Association, not les than 2/3 in number of directors present in person or represted by their substitutes shall be a quorum.

         In accordance with Article 22 of our Articles of Association, our directors are elected by an ordinary majority at a general meeting and they hold office until the next ordinary meeting and shall be eligible for re election at such meeting, or until they resign or other circumstances listed in our Articles of Association occur, except that external directors are elected in accordance with applicable law and in accordance with relevant stock exchange rules applicable to us (See "-Independent Directors, External Directors" above). A director need not hold any qualification shares. The board of directors may appoint one or more additional directors to the board if the current number of directors is less than the maximum number authorized by our Articles of Association. Any director so appointed shall hold office until the conclusion of the next ordinary meeting of our shareholders.

         Under Article 21(d) of our Articles of Association, subject to the Companies Law, our directors may hold offices in other companies in which we may have an interest, and they may also enter, either on their own or as directors of other companies or as members of other entities, into contracts with us, and neither will such contracts be avoided nor will the director be liable to account to us for any profit arising from any such contract or other office. In addition, subject to the Companies Law, our directors are not disqualified from voting as directors on any contract or arrangement in which they (or any of them) are interested, either individually or as directors of other companies or members of other entities. (See also: "Approval of Related Party Transactions" above).

         ALTERNATE DIRECTORS
         -------------------

         EMI's Articles of Association provide that any director may, subject to the approval of the other directors, appoint, by written notice, another person to serve as an alternate director, and such appointing director may also remove such alternate director. The Israeli Companies Law provides that a person may not serve as an alternate director if such person is not qualified to serve as a director or already serves as a director or as an alternate. Any alternate director possesses all the rights and obligations of the director who appointed him except that the alternate has no standing at any meeting while the appointing director is present, and the alternative is not entitled to receive remuneration for his services. The appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment.

         The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director and such responsibility shall apply giving effect to the circumstances of the matter including the circumstances of the appointment of the alternate director and the period such alternate served.

         Our Articles of Association also provide that our board of directors may delegate its powers to one or more committees of the board of directors as it deems appropriate. Such delegation may be exercised subject to the provisions of the Israeli Companies Law, which limits the matters that the board of directors may delegate to committees (such as the determination of the general policies of EMI).

         The Israeli Companies Law requires that each committee which is authorized to exercise powers of the board of directors must include at least one external director.

         INDEPENDENT DIRECTORS; EXTERNAL DIRECTORS
         -----------------------------------------

         Pursuant to SEC and Nasdaq rules, each audit committee of a listed company must have at least three members who are independent directors. Our audit committee members are Messrs. Kaisserman and Apter (each, an external director) and Forer, all of whom fulfill the reuiqrements of independent directors.

         The Israeli Companies Law requires Israeli companies whose shares have been offered to the public in or outside of Israel to appoint two people to serve as external directors on the board of directors of a company. The Israeli Companies Law provides for certain qualifications that a candidate for external directorship must fulfill or comply with. Among other requirements, a person may not be appointed as an external director if the person or the person's relative, partner or employer or any entity controlled by that person, has, at the date of appointment, or had at any time during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by the entity controlling the company. The term "affiliation" is broadly defined.

         In addition, no person can serve as an external director if the person's position or other business creates, or may create, conflict of interests with the person's position as an external director or if such position or other business may impair on such director's ability to serve as an external director. The Israeli Companies Law provides for additional qualification requirements that are imposed on such candidates.

         The Israeli Companies Law further provides that external directors shall be appointed by a general meeting of shareholders, and that the approval of such appointment requires that at least a majority of the votes of shareholders present at the general meeting in person or by proxy have voted for such proposal, provided that (i) such majority vote at the general meeting shall include at least one third (1/3) of the total votes of non-controlling shareholders present at such general meeting in person or by proxy, excluding abstaining votes, or (ii) the total number of votes of the shareholders mentioned in clause (i) above that have voted against such proposal does not exceed one percent (1%) of the total voting rights in the company.

         The Israeli Companies Law also provides that a general meeting at which the appointment of external directors is to be considered shall not be convened unless the candidate for external directorship has declared to the company that he fulfills or complies with the qualifications for his appointment as an external director.

         The initial term of an external director in accordance with the Companies Law, is three years and such term may be extended for an additional three-year period. Each committee of EMI's board of directors that is authorized to exercise powers of the board of directors is required to include at least one external director, and all external directors must be members of the company's audit committee. The Companies Law provides that an independent director appointed pursuant to the Companies Ordinance (which preceded the Companies Law) shall, for the purposes of the requirement to appoint external directors pursuant to the Companies Law, be deemed an external director, except that with respect to the term of appointment and its renewal, the provisions of the Companies Ordinance shall apply. Pursuant to the Companies Ordinance the appointment term of an external director shall be for five consecutive years, and it may not be renewed unless two years have passed since the expiration of the previous appointment.

         An external director is entitled to reimbursement of expenses, monetary and other compensation as provided in regulations promulgated under the Israeli Companies Law, but is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided by such person as an external director.

         APPROVAL OF RELATED PARTY TRANSACTIONS
         --------------------------------------

         Generally, under the Israeli Companies Law, engagement terms of directors and of directors fulfilling other offices in the company including (i) the grant of an exemption from liability for damages sustained due to a breach by the directors' of their duty of care, (ii) directors' and officers' insurance, (iii) a prospective undertaking to indemnify such directors, and (iv) a retroactive indemnification, require the approval of the audit committee, the board of directors and the majority vote of the shareholders of the company. The Israeli Companies Law also requires that the compensation and terms of engagement and employment of Office Holders (as hereinafter defined) or of employees of the company who hold a controlling interest in a company must be approved by the audit committee, the board of directors and the majority vote of the shareholders at general meetings, provided that (i) such majority vote at the shareholders meeting shall include at least one third (1/3) of the total votes of shareholders having no personal interest in the transaction, present at the meeting in person or by proxy (excluding abstaining votes); or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed one percent (1%) of the total voting rights in the company.

         The Israeli Companies Law requires that an Office Holder, or a controlling shareholder, promptly disclose any direct or indirect personal interest that he or any of his affiliates may have, and all related material information known to him, in connection with any existing or proposed "extraordinary transaction" by the company. If the Office Holder complies with such disclosure requirements and the transaction is not prejudicial to the best interests of the company, then, unless the Articles of Association of the company provide otherwise, the board of directors of a company may approve the transaction in accordance with the provisions of such company's Articles of Association. Under the Israeli Companies Law, if the transaction is an "extraordinary transaction", then it must be approved by the company's audit committee, its board of directors and, in certain circumstances, the shareholders of the company. An "extraordinary transaction" is defined in the Israeli Companies Law as a transaction not in the ordinary course of business, a transaction that is not on market terms or a transaction that is likely to have a material impact on the company's profitability, assets or liability.

         In most circumstances, the Israeli Companies Law restricts Office Holders who have a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee from being present at such meeting, participating in the discussions or voting on any such matter.

         The Israeli Companies Law contains the same disclosure requirements applicable to persons having control of a public company as was required under the Companies Ordinance (which preceded the Israeli Companies Law). In addition, under the Israeli Companies Law, "extraordinary transactions" between a public company and a controlling shareholder of the company, extraordinary transactions of the company with a third party in which a controlling shareholder has a personal interest and an engagement of a public company with a controlling shareholder regarding employment terms, all require the approval of the audit committee, the board of directors and the shareholders.

         An offer of securities to a shareholder who holds more than 5% of the company's outstanding share capital or voting rights, or to a party that will become, as a result of the issuance, a holder of more than 5% of the company's outstanding share capital or voting rights, requires approval of the board of directors and the approval of the shareholders of the company.

         AUDIT COMMITTEE
         ---------------

         The Israeli Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company's business and approving related party transactions and transactions with officers of the company, as required by law. An audit committee must consist of at least three members and include all of the company's external directors. However, the chairman of the board of directors, any director employed by the company or rendering services to the company on a permanent basis, any controlling shareholder and any relative of a controlling shareholder, may not be a member of the audit committee.

         INTERNAL AUDITOR AND CERTIFIED PUBLIC ACCOUNTANT
         ------------------------------------------------

         The Israeli Companies Law requires the board of directors to appoint an internal auditor recommended by the audit committee. A person who does not satisfy certain independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other matters, the compliance of the company's actions with applicable law, and orderly business procedure. EMI's internal auditor is Greitzer, IA and IE Services. In addition, under the Israeli Companies Law, all companies must appoint a certified public accountant to audit the company's financial statements and report any material improprieties that he may discover to the chairman of the board of directors. EMI appointed Brightman Almagor & Co., certified public accountants in Israel and the Israeli affiliate of Deloitte Touche Tohmatsu & Co., as its certified public accountant for the above matter.

         RIGHTS ATTACHED TO SHARES
         -------------------------

         Our registered share capital consists of a single class of 50,000,000 ordinary shares, par value NIS 1 per share, of which 23,146,820 ordinary shares were issued and outstanding as of December 31, 2002. All outstanding ordinary shares are validly issued, fully paid and non-assessable. Of the total outstanding shares, 76,900 shares are held by the Company and considered dormant shares, and do not confer any rights as long as they are held by us. Elscint is the owner of 885,140 ordinary shares of EMI, but under the Israeli Companies Law has voting rights only with respect to 208,431 of the shares. In addition, following approval of EMI's shareholders in February 2001, EMI issued 550,000 shares to employees and officers of EMI, Europe-Israel and companies controlled by EMI or by Europe-Israel (see "Item 6 - Directors, Senior Management and Employees - Share Ownership"). Prior to the vesting of the rights to acquire the shares, voting rights in respect of the shares may not be exercised.

         The rights attached to all of the ordinary shares are as follows:

         DIVIDEND RIGHTS

         Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, or whose rights to dividend are limited in any way, all dividends shall be declared and paid according to the amounts paid or credited as paid on the shares in respect whereof the dividend is paid, but no amount paid or credited as paid on a share in advance of calls shall be treated as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid; but if any share is issued on terms providing that it shall rank for dividend as from a particular date, such share shall rank for dividend accordingly.

         The board of directors may propose a dividend only out of profits, in accordance with the provisions of the Israeli Companies Law. Declaration of a dividend requires approval by an ordinary shareholders' resolution, which may decrease, but not increase, the amount proposed by the board of directors.

         One year after a dividend has been declared and is still unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to the benefit of the Company until it is claimed. We are not obligated to pay interest or linkage on an unclaimed dividend.

         The directors may, from time to time, pay to the Company's shareholders on account of the next forthcoming dividend an interim dividend which in their judgment is justified in view of the Company's position.

         VOTING RIGHTS

         Holders of ordinary shares have one vote for each ordinary share held by them on all matters submitted to a vote of the shareholders. Such voting rights may be affected by the creation of any special rights to the holders of a class of shares with preferential rights that may be authorized in the future in the manner provided for under the Israeli Companies Law and our Articles of Association. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent, in the aggregate, at least 33 1/3 % of the issued voting share capital. In the event that a quorum is not present within half an hour of the scheduled time, the meeting shall be adjourned to the same day of the following week, at the same time and place, or to such other day, time and place as the board of directors shall determine by notice to the shareholders. If at such adjourned meeting a quorum is not present within half an hour of the scheduled time, the two members present in person or by proxy will constitute a quorum.

         An ordinary resolution, such as a resolution for the election of directors, the declaration of dividends or the appointment of auditors, requires approval by the holders of a majority of the voting rights represented at the meeting, in person or by proxy, and voting thereon. Under our Articles of Association as amended at our shareholders' meeting on February 21, 2001, also resolutions such as a resolution amending the Articles of Association or approving any change in capitalization, reconstruction, or other decisions the general meeting of our shareholders is empowered to make require the approval by an ordinary majority.

         RIGHTS TO THE COMPANY'S PROFITS

         Our shareholders have the rights to share in our profits distributed as a dividend and any other permitted distribution. (See " - Dividend Rights" above.)

         RIGHTS IN THE EVENT OF LIQUIDATION

         Pursuant to Article 33 of our Articles of Association, subject to approval of an ordinary majority, at a meeting convened for such purpose, a liquidator may divide among the shareholders the assets of the Company other than in accordance with the legal rights of the shareholders, subject to statutory rights.

         CHANGING RIGHTS ATTACHED TO SHARES

         According to our Articles of Association, if at anytime the share capital of the company is divided into different classes of shares, then, unless otherwise provided for by the terms of issuance of that class of shares, in order to change the rights attached to any class of shares, the consent in writing of the holders of the majority of the issued shares of the affected class must be obtained, or at a separate meeting of the shareholders of that class of shares convened for such purpose adopting a resolution to change such rights. The provisions relating to general meetings shall apply, except that the necessary quorum required shall be two person holding or representing by proxy at least two thirds of the issued shares of that class. In an adjourned meeting, those shareholders present in person or by proxy shall be deemed to constitute a quorum. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless expressly provided for by the terms of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari-passu with that class.

         FIDUCIARY DUTY AND DUTY OF CARE OF AN OFFICE HOLDER
         ---------------------------------------------------

         The Israeli Companies Law codifies the duties that an officer owes to a company. These duties consist of a fiduciary duty, a duty to act in good faith and in the best interests of the company and a duty of care. An "Office Holder" is defined in the new Israeli Companies Law as a director, general manager, chief executive officer, executive vice president, vice president, any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title and other managers directly subordinate to the general manager. The Office Holder's duties to the company include:

         o The avoidance of any conflict of interest between the officer's position with the company and any other position he fulfills or with his personal affairs;

         o    the avoidance of any competition with the company;

         o    the  avoidance  of  exploiting  any  of  the  company's   business
              opportunities in order to gain a personal advantage for himself or for others; and

         o the disclosure to the company of any information and documentation relating to the company's affairs, obtained by the officer due to his position with the company.

         The Israeli Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have, including all related material information known to him or her, in connection with any existing or proposed transaction by the company. The disclosure must be made without delay and not later than the first board of directors meeting at which the transaction is first discussed. (See also: "- Approval of Related Party Transactions" and " Voting Rights" above).

         DUTY OF A SHAREHOLDER
         ---------------------

         Under the Israeli Companies Law, a shareholder, in exercising his rights and fulfilling his obligations to the company and the other shareholders, must act in good faith and in a customary manner and refrain from improperly exploiting his power in the company, including when voting at general or class meetings of shareholders on: (a) any amendment to the Articles of Association;
(b) an increase of the company's authorized share capital; (c) a merger; or (d) approval of related party transactions. In addition, a shareholder shall refrain from prejudicing the rights of other shareholders. The laws governing breach of contracts apply, with the necessary modifications, to a breach of the above obligations. Furthermore, any controlling shareholder, any shareholder who knows that he possesses power to determine the outcome of the shareholders' vote at a general or a class meeting, and any shareholder that, pursuant to the provisions of the Articles of Association, has the power to appoint or prevent the appointment of an Office Holder in the company or possesses any other power towards the company, is under a duty to act in fairness towards the company. A breach by any such shareholder of this duty is treated similarly to a breach of a fiduciary duty of an Office Holder, with the applicable changes. The Israeli Companies Law does not detail the substance of this duty.

         EXEMPTION, INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS
         ------------------------------------------------------------------

         EXEMPTION

         Our Articles of Association provide that EMI may prospectively exempt any of its officers from liability for damages sustained due to a breach by the officer of such officer's duty of care to EMI. The annual meeting of our shareholders held on February 21, 2001 approved to prospectively exempt our company's officers from liability for damages sustained due to a breach by the officer of such officer's duty of care to the company, except with respect to Mr. Zisser, the controlling shareholder of the Company. Such exception applied, at the time of the said meeting, also to Ms. Bracha Zisser, the wife of Mr. Zisser, who, at that date, served as a director of the Company.

         INSURANCE

         Our Articles of Associatin provide that we may obtain an insurance policy providing directors and officers of the Company insurance for liability imposed on them due to an act performed by them in their capacity as directors or officers of the Company, in any of the following:

         (1) Breach of their duty of care to the Company or to any other person;

         (2) Breach of their fiduciary duty to the Company, provided that they acted in good faith and had reasonable grounds to believe that the act would not prejudice the interest of the Company;

         (3) Monetary liability imposed upon them in favor of a third party; and

         (4) Any other event in respect of which an insurance of a director or officer is and/or may be permitted.

         Our shareholders, at their annual meeting held on February 21, 2001, approved the subscription for insurance covering liability of our directors and officers in accordance with the above principles, except with respect to Mr. Mordechay Zisser .

         Pursuant to the Israeli Companies Law, in no event may EMI insure, indemnify or exempt its officers and directors with respect to:

         (1) breach of the fiduciary duty towards EMI, unless the officer or director acted in good faith and had reasonable grounds to assume that the action would not prejudice EMI;

         (2)      breach of the duty of care, made intentionally or recklessly;

         (3) an intentional act which was made to unlawfully realize a personal gain; or

         (4)      a fine or penalty imposed for an offense.

         INDEMNIFICATION

         Our Articles of Association also provide that we may prospectively or retroactively undertake to indemnify an officer or director of EMI in respect of the following matters:

         (1) Monetary liability imposed upon a director or an officer in favor of a third party by a judgment, including a settlement or arbitrator's award approved by a court;

         (2) Reasonable litigation expenses, including attorney's fees, incurred by or charged to a director or an officer by court, in proceedings brought against the director or officer by the Company or on its behalf or by a third party, or a criminal charge from which the director or officer was acquitted or for a criminal charge in which such director or officer was convicted of an offense not requiring proof of criminal intent; and

         (3) Other liability or expense for which it is or may be permissible to indemnify a director or an officer;

         provided, however, that the prospective undertaking is limited to certain events that the board of directors may anticipate at the time such undertaking is issued and limited at an amount which the board of directors determines is reasonable under the circumstances.

         Pursuant to our Articles of Association, the aggregate indemnification amount paid to an officer of the Company pursuant to a prospective undertaking to indemnify shall not exceed the lower of (i) 25% of the shareholders' equity of EMI as of the date of actual payment by EMI of the indemnification amount (as set forth in EMI's most recent consolidated financial statements prior to such payment); and (ii) $40 million in excess of any amounts paid (if paid) by insurance companies pursuant to insurance policies maintained by EMI with respect to matters covered by such indemnification.

         At their annual meeting held on February 21, 2001, our shareholders approved that we may prospectively exempt and accordingly issue prospective indemnification undertakings in favor of our directors and officers pursuant to our Articles of Association.

         In  addition,   we  may   prospectively   undertake  to  indemnify  and
accordingly issue a prospective indemnification undertaking in favor of any person, including an officer of the Company who officiates or officiated on behalf or at the request of the Company as a director of another company of which the Company is either directly or indirectly a shareholder or in which it has any other interest whatsoever ("Director of the Other Company") with respect to a liability or expense as set forth above, which may be imposed upon such person as a result of an act performed by such person in his/her capacity as a Director of the Other Company, provided that such undertaking is limited to events that in the opinion of the board of directors are foreseeable at the time of the issue of the undertaking and is limited to the amount determined by the board of directors as reasonable under the circumstances.

         We may also retroactively indemnify a Director of the Other Company in respect of liability or expense as set forth above, imposed upon him/her as a result of an act performed by him/her in his/her capacity as a Director of the Other Company.

         ANTI-TAKEOVER PROVISIONS AND ACQUISITIONS UNDER ISRAELI LAW

         Pursuant to the Israeli Companies Law, if following any acquisition of shares of a public company or of a class of shares of a public company, the purchaser will hold 90% or more of the company's shares or 90% of any class of the company's shares, then the purchaser must make a tender offer for all of the remaining shares or the particular class of shares of the company. In the event that holders of 5% or more of the shares have not responded favorably to a tender offer, the offeror may not purchase more than 90% of that class of shares. In the event that holders of less than 5% of the company's outstanding share capital, or the outstanding share capital of a class of shares, have not responded favorably to the tender offer, then all of the company's shares that the offeror intended to purchase will be transferred to such offeror by way of a compulsory sale of such shares.

         At the request of an offeree of a tender offer which has favorably been accepted, which request was submitted to a competent court, the court may determine that the consideration for the acquired shares purchase under the tender offer, was lower than their fair value and compel the offeror to pay to the offerees the fair value of the shares. It should also be noted that such application to the courts may be filed as a class action.

         Furthermore, the Israeli Companies Law provides that as long as a shareholder in a public company holds more than 90% of the company's shares or of a class of shares, such shareholder shall be precluded from purchasing any additional shares, or a class of shares, for as long as such shareholder holds shares in the aforementioned percentage, without executing a full tender offer, as above mentioned.

         The Israeli Companies Law also provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This rule does not apply if there already is another holder of 25% or more of the voting rights in the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become the holder of more than 45% of the voting rights in the company. This rule does not apply if another party already holds more than 50% of the voting rights in the company.

         ANNUAL AND EXTRAORDINARY MEETINGS
         ---------------------------------

         In accordance with the Israeli Companies Law, the board of directors must convene an annual meeting of shareholders at least once every calendar year, and no later than within fifteen months of the last annual meeting. Notice of at least 21 days prior to the date of the meeting is required. An extraordinary meeting may be convened by the board of directors, either at its discretion or upon a demand of any two directors or 25% of the directors, or of one or more shareholders holding in the aggregate at least 5% of our issued capital. An extraordinary meeting must be held not more than 35 days from the publication date of the announcement of the meeting.

         LIMITATIONS ON THE RIGHTS TO OWN SECURITIES
         -------------------------------------------

         Our Memorandum and Articles of Association do not restrict in any way the ownership of our shares by nonresidents of Israel and neither the Memorandum of Association nor Israeli law restricts the voting rights of non-residents of Israel, except that under Israeli law, any transfer or issue of shares of the Company to a resident of a country under a state of war with Israel is prohibited and shall have no effect, unless authorized by the Israeli Minister of Finance.

         CHANGES TO OUR CAPITAL
         ----------------------

         Changes to our capital are subject to the approval of the shareholders at a general meeting by an ordinary majority of more than 50% of the votes of the shareholders who are entitled to vote and who vote at a general meting in person, by means of a proxy or by means of a deed of vote.

MATERIAL CONTRACTS

         The following is a list of material agreements entered into by EMI, Elscint or any of their subsidiaries during the last two years prior to the filing of this annual report:

         EMI

         Agreement dated December 27, 2001 for the Investment by an unrelated third party in InSightec - On December 27, 2001, a Stock and Warrant Purchase Agreement was signed between EMI, EUBV, InSightec and an unrelated third party for an investment of $10 million by the third party in InSightec, in consideration for 11.8% of InSightec's shares, on a fully diluted basis. As part of the transaction, the unrelated third party converted its previous 5.4% holdings in InSightec's subsidiary into an additional 5% holdings in InSightec.

         In addition, the unrelated third party was granted three-year warrants to purchase an additional 5% of the shares of InSightec for $3 million. See "Item 4 -Information on the Company - Highlights of 2002 - EMI".

         Agreement  for the  acquisition  of Duna Plaza,  Sopron  Plaza and Nyir
Plaza - For a description of the terms of this agreement, see "Item 4 - Information on the Company - Highlights of 2002 - EMI - Acquisition of Duna Plaza, Sopron Plaza and Nyir Plaza".

         Framework Agreement dated January 22, 2002 between OVAG, MKB and OPT banks, Amanati Ltd., Duna Plaza Kft. Sopron Plaza Kft. and Plaza Centers Europe BV - On January 22, 2002, a Framework Agreement was entered into between OVAG (as leader of a syndicate of banks comprised of OVAG, MKB and OTP) as lender, Amanati Ltd. of Cyprus (a wholly owned subsidiary of PC) ("Amanati"), Duna Plaza and Sopron Plaza as borrowers, and PC as guarantor, for a credit facility in the aggregate amount of Euro 82.9 million (approximately $87.1 million). This facility was granted for the purpose of the acquisition by Amanati of the entire interest in Duna Plaza and Sopron Plaza and for the refinancing of existing loans (for certain terms of the facility, see "Item 5 - Operating and Financial Review and Prospects - Loans - EMI").

         1. Agreement between CDPM and SLS for the completion of the works at the entertainment and commercial center in the Herzlia Marina, Israel. See "Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions - Elscint - Commercial and Entertainment Center".

EXCHANGE CONTROLS

         In 1998, the government of Israel promulgated a general permit under the Israeli Currency Control Law. Pursuant so such permit, substantially all transactions in foreign currency are permitted.

         Our memorandum and articles of association do not restrict in any way the ownership of the shares by non-residents and neither the memorandum of association nor Israeli law restricts the voting rights of non-residents.

TAXATION

         Following is a discussion of certain tax laws that may be material to our U.S. shareholders, all as in effect as of the date of this report and all of which are subject to changes, possibly on a retroactive basis, to the extent that such laws are still subject to judicial or administrative interpretation in the future. This discussion is not intended, and should not be construed, as legal or professional tax advice and does not cover all possible tax considerations.

         WE ENCOURAGE EACH INVESTOR TO CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE PURCHASE,
OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE ISRAELI, U.S. FEDERAL, STATE, AND LOCAL, AND FOREIGN TAX LAWS AND POSSIBLE CHANGES IN SUCH TAX LAWS.

         TAXATION IN ISRAEL

         In general, Israeli companies are currently subject to company tax at the rate of 36% of taxable income.

         LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

         Certain of the facilities of Elscint have been granted "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, 1959 ("Investment Law"), as amended. The Investment Law provides that a capital investment in eligible facilities may, upon application to the Israel Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources and its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

         Taxable income of a company derived from an Approved Enterprise status is subject to company tax at the rate of 25% for the "Benefit Period": a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier) and, under certain circumstances (as further detailed below), extending to a maximum of ten years from the commencement date. In the event a company is operating under more than one approval or that its capital investments are only partly approved, such company will be taxed at a rate that is the result of a weighted combination of the various applicable rates.

         A company, which qualifies as a "Foreign Investors' Company", is entitled to further reductions in the tax rate normally applicable to Approved Enterprises. Subject to certain conditions, a "Foreign Investors' Company" is a company which has more than 25% of its combined shareholders' investment in share capital (in terms of rights to profits, voting and the appointment of directors) and in long term shareholders' loans made originally by persons who are not residents of Israel. The percentage owned by non-residents of Israel for any tax year will be determined by the lowest percentage of any of the above rights held by non-residents during that year. Such a company will pay company tax on the income of the company derived from an Approved Enterprise at reduced rates (ranging from 10%-25%, depending on the percentage of foreign shareholders investment in the share capital, and with respect to an Approved Enterprise approved after January 1, 1997, such income will be exempted during the first two years) for an extended ten-year (rather than the otherwise applicable seven-year) period and is exempt from any other tax on the income from its Approved Enterprise.

         In addition, a company owning an Approved Enterprise approved after April 1, 1986 (or prior thereto provided no government grants or loans had previously been granted regarding such enterprise) may elect (as we have) to forego certain government grants extended to Approved Enterprises in return for an "alternative package" of tax benefits. Under such alternative package, a company's undistributed income derived from an Approved Enterprise will be exempt from company tax for a period of between two and ten years, depending on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for the tax benefits under the Investment Law for the remainder of the Benefit Period.

         A company that has elected the alternative package of tax benefits referred to above and that subsequently pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to company tax in the year the dividend is distributed in respect of the amount distributed at the rate that would have been applicable had the company not elected the alternative package (generally 25%). The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15% as compared to 25% for individuals), if the dividend is distributed during the tax exemption period or within a specified period. This tax must be withheld at source by the company.

         Subject  to  certain  provisions   concerning  income  subject  to  the
alternative package of tax benefits, all dividends are considered to be attributable to the entire enterprise and the effective tax rate is the result of a weighted combination of the various applicable tax rates.

         Grants and certain other incentives received by a company in accordance with the Investment Law remain subject to final ratification by the Israel Investment Center and final determination by the Israel Tax Authority, such ratification and determination being conditional upon fulfillment of all terms of the approved program.

         The benefits granted under these programs are contingent upon the fulfillment of the conditions stipulated in the law, and the regulations there under and the approval documents based on which the investment had been carried out. In the event of failure to comply with these conditions the benefits may be cancelled, and the Company may be require to refund the amount of benefits, previously received in whole or in part, with the addition of linkage differences and interest.

         A distribution of cash dividends out of tax-exempt income of an Approved Enterprise would impose on the Company an additional tax of 25% in respect of the amount distributed. The said tax addition has not been included in these financial statements due to the Group's Group's policy to avoid dividend distribution which may result in additional tax to the Group.

         The period of tax benefits under the Investment Law with respect to Elscint expired upon the sale of the Ma'alot Ma'alot facility, effective December 31, 2002.

         InSightec has two investment programs approved under the law as approved enterprises. Accordingly, income generated by these two enterprises is exempt from tax during the initial two years of the benefit period and subject to a reduced tax rate of 25% during the remaining five years for one program and full exemption from tax for ten years for the second program. The benefit period for the two programs has not yet commenced.

         TAXATION UNDER INFLATIONARY CONDITIONS

         The Income Tax Law (Inflationary Adjustments), 1985, (the "Inflationary Adjustments Law"), represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is characterized by a high degree of complexity and its salient features can be described generally as follows:

         (a) A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed (soft) assets. Where a corporation's equity, as defined in such law, exceeds the depreciated cost of Fixed Assets, a tax deduction which takes into account the effect of the annual inflationary change on such excess is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis). If the depreciated cost of Fixed Assets exceeds a corporation's equity, then such excess multiplied by the annual inflation change is added to taxable income.

         (b) Depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli Consumer Price Index.

         CAPITAL GAINS TAX

         Israeli law imposes a capital gains tax on the sale of capital assets by both residents and non-residents of Israel. The law distinguishes between the "Real Gain" and the "Inflationary Surplus." The Real Gain is the excess of the total capital gain over the Inflationary Surplus, computed on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of sale. The Inflationary Surplus is tax exempt, except for inflation surplus accumulated until December 31, 1993 which is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the dollar instead of the Israeli CPI), while the Real Gain is added to ordinary income which is taxed at the ordinary rate for individuals and at 36% for companies (as for capital gains tax after January 1, 2003, see "Reform of taxes on income in Israel below").

         Pursuant to the Convention Between the government of the United States of America and the government of Israel with Respect to Taxes on Income (the "US-Israel Tax Treaty"), the sale, exchange or disposition of shares by a person who qualifies as a resident of the United States within the meaning of the US-Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty ("Treaty U.S. Resident"), will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of the company during any part of the 12-month period preceding such sale, exchange or disposition. A sale, exchange or disposition of shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of the company at any time during such preceding 12-month period would be subject to such Israeli tax; however, under the US-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations applicable to foreign tax credits.

         TAXATION OF NON-RESIDENTS

         Non-residents of Israel are subject to income tax on income derived from sources in Israel. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 25% (15% for dividends generated by an "Approved Enterprise") is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. The US-Israel Tax Treaty provides for a maximum tax of 25% on dividends paid to a Treaty U.S. Resident and for a rate of 12.5% on dividends paid to a United States corporation that holds 10% or more of the shares of the Israeli company, or 15% for dividends distributed from income derived from an "Approved Enterprise".

         For information with respect to the applicability of Israeli capital gains taxes on the sale of our ordinary shares by U.S. residents, see " - Capital Gains Tax" above.

         REFORM OF TAXES ON INCOME IN ISRAEL

         During 2002, tax reform legislation was enacted with effect from January 1, 2003, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. As of the effective date, an Israeli resident taxpayer will be taxed on income produced and derived both in and out of Israel. The main provisions of the tax reform that may affect the Company are as follows:

         1. Changes in the method of taxation prevailing in Israel regarding the revenues of foreign companies controlled (over 10%) by Israeli residents, most of whose revenues are passive revenues, as defined in the law, or most of whose profits result from passive revenues, the tax rate applying to them does not exceed 20%, and over 50% of the means of control in them are held, directly or indirectly, by Israeli residents ("C.F.C."). In accordance with the provisions of the law, the controlling shareholder in such companies which have undistributed profits, as defined in the law, will be deemed to have received its proportional share in these profits as a dividend, and income tax in Israel of up to 25% will apply to them.

         2. Dividend whose source is revenues produced or accrued outside of Israel and a dividend whose source is out of Israel will be taxed at a rate of up to 25%.

         In addition, the law sets forth provisions regarding amounts and rates of tax, in those cases where tax was paid abroad on such revenues.

         3. As of January 1, 2003, all income of an Israeli resident, even if accrued or produced outside of Israel, will be taxed. Until the end of 2002, Israeli residents were subject to taxation on certain types of income only if received for the first time in Israel.

         4. As of January 1, 2003, the tax rate on capital gains from realizing assets was reduced to 25%. The reduced rate will apply to assets purchased and realized as of January 1, 2003 and thereafter. The tax rate on capital gains derived from assets purchased prior to January 1, 2003 and realized after January 1, 2003 will be calculated by taking into account part of the profits relating to the period after that date, and up to the date of realization.

TAXATION IN THE U.S.

         This summary of certain U.S. federal income tax laws applies to persons that are generally subject to U.S. federal income taxation on world-wide income basis (collectively, "U.S. Persons"). However, this summary does not address U.S. federal income tax considerations that may be relevant to certain U.S. Persons that are subject to special treatment under the federal income tax law, such as tax-exempt organizations, financial institutions, non-U.S. persons, insurance companies, broker-dealers or certain other persons). In addition, this summary does not contain any specific tax discussion applicable to particular U.S. Persons.

         PASSIVE FOREIGN INVESTMENT COMPANIES

         In general, a foreign corporation will be a passive foreign investment company ("PFIC"), if either (i) 75% or more of its gross income in a taxable year is passive income or (ii) 50% or more of the average value of its assets in a taxable year are held for the production of, or produce, passive income. If a corporation is a PFIC, a U.S. shareholder, in the absence of an election to treat the corporation as a "qualified electing fund" or a "mark to market", will be required to report any gain on the disposition of the shares of such corporation as ordinary income rather than capital gain and to compute the tax liability on such gain, as well as on certain dividends and other distributions, at the time of such disposition or distribution, as if the income had been earned ratably over each day in the U.S. shareholder's holding period, and such U.S. shareholder automatically will be subject to the highest ordinary income tax rate for each taxable year that the corporation was a PFIC in which the items were treated as having been earned regardless of the rate otherwise applicable to such shareholder during such taxable years. In addition, the taxes attributable to these prior years will be increased by an interest factor. Additionally, if a corporation is a PFIC, a non-electing shareholder who acquires shares in such corporation from a decedent generally is denied the normally available step-up in the tax basis of such shares to fair market value at the date of death and instead will hold such shares with a tax basis equal to the decedent's basis, of lower than the fair market value.

         We believe that EMI was not a PFIC for the year ended December 31, 2002 or prior years. However, we emphasize that there can be no assurance that the Internal Revenue Service will not determine that, under the methodology currently used by EMI or a possible alternative capitalization methodology, EMI was a PFIC for its taxable year ended December 31, 2002 or prior years.

         USE OF THE COMPANY'S NET OPERATING LOSSES

         A complex set of rules exists under the U.S. Internal Revenue Code of 1986, as amended (the "Code") limiting the potential utilization of U.S. net operating loss and tax credit carry-forwards in periods following a corporate "ownership change". In general, for U.S. federal income tax purposes, an ownership change is deemed to occur if the percentage of stock of a loss corporation owned (actually, constructively and, in some cases, deemed) by one or more "5% shareholders" has increased by more than 50 percentage points over the lowest percentage of such stock owned during a three-year testing period. Subsequent stock ownership changes, or changes in relevant tax laws and interpretations, may result in an ownership change at some date in the future. If the change in control of EMI in 1999 is considered an ownership change according to the U.S. Internal Revenue Code, our ability to utilize our U.S. net operating loss and tax attribute carry-forwards could be significantly limited. While such limitation will not have a direct impact on our shareholders who are U.S. Persons, it may affect the amounts of income available for distribution to the shareholders.

         TAXATION OF DIVIDENDS PAID TO U.S. SHAREHOLDERS

         Under the recently enacted amendments to the Code, dividends paid to individual U.S. Persons with respect to shares of a qualified foreign corporation are taxed at a capital gains tax rate (currently, 15%, with a transitional rate available for dividends paid in 2003), which is substantially lower than the ordinary income tax rates. A qualified foreign corporation includes a corporation the shares of which (with respect to which the dividend is paid) are readily tradable on an established U.S. securities market. As a result, dividends paid with respect to the ordinary shares of the Company in 2003 should be taxable to the U.S. Persons who hold such shares at the transitional tax rate, and dividends paid thereafter with respect to the ordinary shares (provided such shares continue to be publicly-traded in the United States) should be eligible for the 15% tax rate (during the time such rate remains in effect).

TAXATION IN POLAND

          The corporation tax rate imposed on the income of the subsidiaries incorporated in Poland (including capital gains) is currently 28%. The tax rate is decreased in 2003 to 27%. Losses can be carried forward for the period of five years and only 50% of a loss can be offset in any one year. Dividends paid out of net income are subject to a withholding tax of 20%, subject to the relevant double taxation treaty.

TAXATION IN GREECE

         The corporation tax rate imposed on the income of the subsidiaries incorporated in the Greece (including capital gains) is currently 35%. Tax losses can be carried forward and be offset against taxable income of the five years following the accounting year in which they were incurred. Dividends paid out of net income are not subject to any withholding tax.

TAXATION IN THE CZECH REPUBLIC

         The corporation tax rate imposed on the income of the subsidiaries incorporated in the Czech Republic (including capital gains) is currently 31%. Tax losses can be carried forward up to seven years to offset future taxable income. Dividends paid out of net income are subject to a withholding tax of 25%, subject to the relevant double taxation treaty.

TAXATION IN HUNGARY

         The corporate tax rate applicable to income (including capital gains) of subsidiaries incorporated in Hungary is 18%. Dividends paid out of these profits are taxed by an additional 20%, subject to the terms of the relevant treaty for the prevention of double taxation. Losses from the third year onward may be offset against taxable income for a period of five years, subject to the fulfillment of a losses-to-revenues ratio, pursuant to the income tax regulations. The losses incurred during the first two years of operation may be carried forward for an unlimited period of time.

TAXATION IN ROMANIA

         Corporate income tax is payable by resident legal entities and non-resident entities with permanent establishments in Romania. The corporate income tax rate is generally 25%. Dividends paid to resident and non-resident companies are subject to a final withholding tax of 10%, unless reduced double taxation treaty rates apply for non-residents. Capital gains are generally treated as ordinary business income. Losses may be offset against taxable income for a period of 5 years from the period they incurred.

TAXATION IN THE NETHERLANDS

         Some of our subsidiary companies are taxable in the Netherlands. A Dutch company is subject to Dutch corporate tax at normal rates on its worldwide profits. As of 2002, the general rate is reduced from 35% to 34.5%.

         All Dutch companies must withhold 25% dividend withholding tax on their distributions and certain interest payments, where the loan has certain features of equity. The rate can be reduced by taxed treaty.

         Dutch companies are exempt from Dutch corporate income tax on all "benefits" connected with a qualifying shareholding. The participation exemption provisions not only over dividends, but also capital gains, realized upon the disposal of the shareholding. Capital losses on the shareholding are not tax deductible except in cases of certain liquidations losses. Expenses connected with a foreign qualifying participation, including interest on loans to acquire or capitalize a subsidiary, are not deductible for Dutch corporate tax purposes.

         The following cumulative conditions must be met in order to qualify for the participation exemption:

         1.       The subsidiary must have a capital devided into shares.

         2. The Dutch company must own at least 5% of the nominal paid up capital of a subsidiary. A smaller holding may qualify if the shares are held for business purposes.

         3. The shares of the subsidiary, will not be held for inventory purposes only. This exclusion is an anti abuse provision to exclude the trade in shelf companies from the participation exemption and does generally not apply if the subsidiary carry's on an active business.

         If the subsidiary is a non-resident company the following additional conditions must be met:

         4. The subsidiary must be subject to a profit tax, levied at federal level, by the state of its resinence, which ever the tax rate.

         5. The shares of the subsidiary must not be held as a portfolio investmnet, which includes shareholdings in non-resident passive group companies. Shareholdings in operating companies and sub-holding companies operating companies, generally meet this condition. For qualifying EU subsidiaries, this condition is met automatically, subject to an anti-abuse rule.

         WE STRONGLY ADVISE THAT YOU CONSULT YOUR TAX ADVISORS IN REGARD TO TAX ISSUES, INCLUDING ISSUES RELATING TO PFIC, WHICH MAY AFFECT YOUR INVESTMENT IN EMI.

DOCUMENTS ON DISPLAY

         EMI is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, EMI files annual reports with and furnishes other information to the SEC. These materials, including this annual report and the exhibits hereto, may be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional office at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS.

1.       EXCHANGE RATE EXPOSURE

         (a) The Shopping and Entertainment Mall business: The main transactions (revenues and construction costs/expenditures) and balances (mainly, loans which financed the malls, both active and under construction) of companies in our shopping and entertainment mall business, which are measured as autonomous entities, are linked, mainly, to foreign currencies which are not their functional currency. Consequently, there is an exposure to fluctuations in exchange rates of those currencies (mainly the Euro) in relation to the functional currency of each project company. Such fluctuations may have a material adverse effect on the Company's results of operations. The extent of such exposure depends primarily on the differences between the time of revenues' generation and the time of expenses' generation, on the difference between the time of the execution of the transactions and the time of the receipt of the consideration therefore, and on the fluctuations between the EURO and each local currency. Each company does not activity hedge against the fluctuations in these currencies in relation to their functional currency. However, in order to minimize the exposure to the effects of the fluctuation in the rate of exchange as mentioned above, the Company adopted a policy to obtain loans for the financing of the acquisition of the plots of land and the constructions of the malls, in the same currency that future lease income is denominated.

         (b) Hotel Division: The main transactions and balances of companies in our hotel division, which are measured as autonomous entities, are denominated or linked to the functional currency of each company. As of December 31, 2002 and for the year then ended, the company did not have any significant exchange rate exposure in the hotel division, except for the divisions' activity in Romania.

         (c) General Monetary Assets and Liabilities: The functional currency of the Company is the NIS. The Company (on a consolidated basis with Elscint) has monetary assets and monetary liabilities in substantial amounts, denominated or linked to other currencies, and is therefore exposed to a substantial devaluation of the NIS, especially in relation to the U.S. dollar, and to the EURO, Further details of the Company's foreign currency exposure as of December 31, 2002, are set forth in Table I below. The Company does not actively hedge against fluctuations in the NIS in relation to these currencies.

         For the rate of exchange between the relevant main currencies, see Note 2L and Note 24A to the financial statements included in item 18 below.

2.       EXPOSURE TO THE NET INVESTMENT VALUE OF FOREIGN ENTITIES

         The Company's subsidiaries that operate outside of Israel and which are autonomous entities, prepare their financial statements in the currency of their country of residence which is also their functional currency. Such financial statements were translated into the functional currency of their holding company, according to the exchange rate prevailing as at the balance sheet date. Differences between (i) the holding companies' investments in the investees (including monetary balances with a nature of investments), based on their functional currency; and (ii) the holding companies' share in the shareholders' equity of these investees, determined in their local currency (translated to the functional currency of the holding companies), are charged directly to the shareholders' equity of the Company.

         The Company's exposure to fluctuations in exchange rates of foreign currencies, as above-mentioned, in relation to the functional currency of the holding companies is reflected only by the value of the net investment in the autonomous entities (capital and loans with a nature of investments).

         Further details of the Company's foreign currency exposure as of December 31, 2002, regarding investments in foreign entities, are set forth in Table I below.

         The Company does not actively hedge against the exposure to the net investment value of the foreign entities, except for certain investments that are financed by bank loans denominated in the same currency of the functional currency of the investee - see below.

         A decrease/increase in the value of foreign currencies of the autonomous entities in relation to the holding companies' functional currency (other than where the investment was financed in the functional currency of the autonomous entity) may therefore have a negative/ positive impact on the Company's shareholders equity.

         In addition, the Company's exposure to the foregoing fluctuations has an impact on the extent of the assets, liabilities and operations of the autonomous companies, as reflected in the Company's financial statements, and on the date-to-date and period-to-period comparison of the company's financial statements.

         For the rate of exchange between the relevant main currencies, see Note 2L and Note 24A to the financial statements included in item 18 below.

3.       RATE OF INFLATION

         Exposure to fluctuations in the rates of inflation in the countries in which the Company and/or its subsidiaries operates: The group companies prepare their financial statements in real terms, so that non-monetary items (e.g., fixed assets and inventory) are presented on the basis of cost as adjusted to the change in the CPI of each country of residence, while monetary items are presented at their nominal value. Therefore, any rate of inflation with a positive amount in respect to each reporting entity with an excess of monetary liabilities (which have been assumed in order to finance the construction and/or acquisition of non-monetary assets, mainly in the commercial centers business and in the hotel division) over monetary assets, has a positive impact on the results of operations of the Company, while any rate of inflation with a positive amount in respect to each reporting entity, with an excess of monetary assets over liabilities, has a negative impact on the results of operations of the Company.

         The Company does not actively hedge against the fluctuations in the rate of inflation.

         As mentioned in Note 2 to the financial statements included in Item 18 below, new accounting standards were issued during the year 2001 and thereafter, in respect of the ceasing of the adjustments of financial statement for inflation and in respect of the effect of changes in foreign currency exchange rates in effect, which standards will enter into force, commencing January 1, 2004. The management of the Company and its subsidiaries cannot at this stage, asses the impact of these standards on the companies' results of operation, in the periods commencing January 1, 2004. However, the management of the Company is of the opinion that the results of operations of the Company, may be substantially affected, as a result of implementation of the above standards, in comparison to the measurement principle that are in effect during the reported period ending December 31, 2003, inclusive.

         Further details about the Company's rate of inflation exposure on net monetary assets/liabilities, as at December 31, 2002, are set forth in Table I below.

         As to the rate of inflation see Note 2L and Note 24A to the financial statements included in Item 18 below.

4.       INTEREST RATE RISKS

         The Company and its subsidiaries finance some of their activities by means of credit in foreign currencies (mainly in U.S. dollar and Euro) and maintain its monetary assets in bank deposits (namely, in U.S. dollars). Parts of the credit and the deposits are obtained at or invested in fixed interest rate while the major part is provided at variable rates (see Table III below). The changes in interest rates in the countries in which the Company operates affect its results of operations and its future cash flows. The company does not actively hedge against the impact of the interest rate risks on its net momentary assets/liabilities.

5.       CREDIT RISKS

         Cash, cash equivalents and bank deposits are maintained with reputable banks. In the commercial centers business and in the hotel division, the services and sales are rendered to a large numbers of customers, and thus the Company is not significantly exposed to credit risks arising from dependence on any customer. See also Note 24d to the financial statements in item 18.

         In relation to anchor tenants, see "Item 3 - Key Information - Risk Factors - Risk Relating to the Shopping and Entertainment Malls Business".

6.       EQUITY PRICE RISK

         As to the Company's liability towards Triple-S which is subject to the market price of the Company's shares, immediately prior to January 15, 2004 - see note 19c to the financial statements included in Item 18. As for the differences between Israeli and U.S. GAAP regarding this issue - see subsection A 17 of Note 26 to the financial statements included in Item 18.

7.       MARKETABLE SECURITIES

         As for composition of the short and long-term investment portfolio- see
Note 4 and Note 8 to the financial statements included in Item 18. Such investments are exposed to market-price fluctuation, with the Group affected by fluctuation of the capital markets over which the Group has no control.

8.       HOLDINGS IN VENTURE CAPITAL INVESTMENTS

         As to exposures relating to venture capital investments, see "Item 3 - Risk Factors - Risks relating to EMI's holdings in venture capital operations and Elscint's investments in bio-technology companies."

9.       RENT INCOME FROM SHOPPING AND ENTERTAINMENT MALLS

         As to risks relating to the market price of lease of spaces in commercial centers - See "Item 3 - Key Information - Risk Factors - Risk Relating to the Shopping and Entertainment Malls Business".

10.      ADDITIONAL MARKET RISK

         The Company engages in derivative and financial trading instruments. The results of such activities, and the value of assets and liabilities arising therefrom, are affected by the volatility in foreign exchange rates and interest rates. Changes in foreign exchange rates and interest rates in Israel and abroad may significantly affect the financial results of the Company and its assets, liabilities, equity capital and cash flow, as a result of the aforementioned derivative and financial instruments trading activity.

         The highest balance at open positions of derivatives for currency sale and purchase during 2002 was NIS 753 million.

         It  should  be noted  that due to the  extensive  volatility  of global
financial   markets,   foreign   exchange  and  interest  rate  trading  involve
significant risks, mainly in the short term.

         For currency transactions outstanding as at December 31, 2002, see Table II - Derivative contracts on foreign exchange rates below.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

         EMI's and its subsidiaries' financial instruments include monetary assets (cash and cash equivalents, short and long-term deposits, trade accounts receivables, marketable securities as well as other receivables and current assets) and monetary liabilities (short-term borrowings, long-term liabilities, trade accounts payables as well as payables and other current liabilities). Due to the nature of the financial instruments included in working capital, their fair values approximate those presented in the balance sheet.

         It is difficult to estimate the fair value of many accounts as well as notes receivable bearing different maturity dates and interest rates in the different countries in which the Group companies are active. Nevertheless, the Group companies' management estimates that the fair value of these accounts and notes is not lower than their book value.

         The fair value of long term trade accounts receivable, deposits and other long-term liabilities is ordinarily based on the present value of future receipts and disbursements, discounted by the interest rate applicable to the Company's lending or borrowing activities under similar terms as of the balance sheet date, and it is not materially different than the one presented in the financial statements.

         As for the presentation of long-term balances not under market conditions - see Note 2J to the financial statements included in Item 18.

         Derivative financial instruments having an active market, were valued based on market value.

         Assets included among long term investments that their market value differ from their carrying amount are as follows:

                                         ---------------------------------------
                                                   December 31, 2002
                                         ---------------------------------------
                                                   NIS (in millions)
                                         ---------------------------------------
                                         Carrying amount          Market value
                                         -------------------- ------------------
Elscint (see Note 10 B. (6) (*))              517.7                  179.5
VCON (see Note 10 A. (1) (b) (*))              19.0                   6.0
                                         -------------------- ------------------

         (*) to the financial statements

TABLE I - FOREIGN CURRENCY RISKS

         The table below provides information as at December 31, 2002 regarding the Company's financial assets and liabilities (including - inter company balances) denominated or linked to foreign currencies (other than the functional currency):

NIS (IN MILLIONS)

                                                                    BRITISH (POUND                                 HUNGARIAN
FUNCTIONAL CURRENCY(1):              ISRAELI SHEKELS (NIS)             STERLING)             EURO (EURO)             FORINT
                                   $       (EURO)  (POUND)  UN-     (EURO)   UN-     $      HUF   (POUND)   UN-      (HUF)
LINKAGE CURRENCY(3)                                        LINKED          LINKED                          LINKED    (EURO)
                               ----------------------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents          81         63       -       13      -       5      2        -      -        7         -
Short-term deposits and
 investments                      592          -       -       32      -       1     22        -      -       29         7
Trade Receivables                   -          -       -        -      -       8      -        -      -        9         -
Other receivables and other
 debit balances                     -          -       -       12      -       5     24        -      1       24         -
Inventories                         -          -       -        -      -       -      -        -      -        -         -
                                  673         63       -       57      -      19     48        -      1       69         7
LONG-TERM INVESTMENTS AND
 RECEIVABLES:
Deposits, loans and
 long-term receivables            262          -       -       45      -       -     26        -      -       18         8
Investments in investees and
 others companies:
  Shares                           17        344       -    1,135      -       -     51      544    (38)     222         -
  Loans                           971        141      91       20      -       -    920        -     74      305        49
FIXED ASSETS
Other assets and deferred
 expenses
Assets related to
 discontinued operations          101          4       -        9      -       -      -        -      -        -         -
                                1,351        489      91    1,209      -       -    997      544     36      545        57
TOTAL ASSETS                    2,024        552      91    1,266      -      19  1,045      544     37      614        64
                               ==============================================================================================
CURRENT LIABILITIES:
Short-term borrowings             838(4)(7)  187(5)   79(5)    19      -      83    120(4)     -      -       70         -
Suppliers and services
  providers                         -          -       -        1      -      11      -        -      -       10         -
Other payables and
  credit balances                  20          1       -       52      -      24      2        -      -       39         5
                               ----------------------------------------------------------------------------------------------
                                  858        188      79       72      -     118    122        -      -      119         5
                               ----------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES:
 Group companies                   25         10       -       11    177      74  1,626        -     91       89       176
 Others                           355(4)       -       -        3      -     255     16        -      -      106     1,215(6)
Liabilities relating to
 termination of employment          -          -       -        1      -       -        -      -      -        -         -
Liabilities relating to
 discontinued operations           99         10       -        3      -       -        -      -      -        -         -
                               ----------------------------------------------------------------------------------------------
                                  479         20       -       18    177     329      1,642    -     91      195      1,391
                               ----------------------------------------------------------------------------------------------
 MINORITY INTEREST
 SHAREHOLDERS' EQUITY
 TOTAL LIABILITIES AND
  EQUITY-BASED RIGHTS           1,337        208      79       90    177    447      1,764     -     91     314       1,396
                               ==============================================================================================
 TOTAL ASSETS LESS
   LIABILITIES AND
   EQUITY-BASED RIGHTS (8)        687        344      12    1,176   (177)  (428)    (719)    544    (54)    300      (1,332)
                               =============================================================================================

FUNCTIONAL CURRENCY(1):                            ROMANIAN             RECONCI-
                                    POLISH ZLOTY     LEI     OTHER(2)   LIATION
LINKAGE CURRENCY(3)                     (PLZ)       (ROL)               FOR CONSOL-
                                    $        (EURO)    $                IDATION    TOTAL
                               --------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents           -          -       2       42           -        215
Short-term deposits and
 investments                        -          -       -        8           -        691
Trade Receivables                   -          -       -       37           -         54
Other receivables and other
 debit balances                     -          -       -       49         (48)        67
Inventories                         -          -       -        -           3          3
                               --------------------------------------------------------------
LONG-TERM INVESTMENTS AND           -          -       2      136         (45)     1,030
 RECEIVABLES:
Deposits, loans and
 long-term receivables              -          -       -       38         (42)       355
Investments in investees and
 others companies:
  Shares                            -          -       -      (16)     (2,156)       103
  Loans                             -          -       -      124      (2,695)         -
FIXED ASSETS                                           -    4,170       4,170
Other assets and deferred
 expenses                                              -       74          74
Assets related to
 discontinued operations            -          -       -        -           -        114
                                    -          -       -      146        (649)     4,816
                               --------------------------------------------------------------
TOTAL ASSETS                        -          -       2      282        (694)     5,846
                               ==============================================================
CURRENT LIABILITIES:
Short-term borrowings               -          1     133        -         134     1,664
Suppliers and services
  providers                         -          -       -       75           -        97
Other payables and
  credit balances                   -          -       1       43         (10)      177
                               --------------------------------------------------------------
                                    -          1     134      118         124     1,938
                               --------------------------------------------------------------

LONG-TERM LIABILITIES:
 Group companies                   50        220      53      108      (2,710)        -
 Others                           247(6)      37(6)    -       76         (93)    2,217
Liabilities relating to
 termination of employment          -          -       -        -           -         1
Liabilities relating to
 discontinued operations            -          -            -  -            -       112
                               --------------------------------------------------------------
                                  297        257         53  184       (2,803)    2,330
                               --------------------------------------------------------------
 MINORITY INTEREST                                                        496       496
 SHAREHOLDERS' EQUITY                                                   1,082     1,082
 TOTAL LIABILITIES AND
  EQUITY-BASED RIGHTS             297        258        187  302       (1,101)    5,846
                               ==============================================================
 TOTAL ASSETS LESS
   LIABILITIES AND
   EQUITY-BASED RIGHTS (8)       (297)      (258)       (185) (20)        407        0
                               ==============================================================


FOOTNOTES:

(1)  Adjusted to the CPI in the state of residence.
(2) Includes linkage currencies which total financial assets or financial liabilities that are denominated therein or linked thereto, do not exceed 5% of total financial assets or financial liabilities, respectively (on a consolidated basis).
(3) As for investments in investees - "linkage currency" means the functional currency of each investee. As for loans with nature of investment - "linkage currency" means the currency that the loan is denominated in or linked to.
(4) Loans totaling - as at December 31, 2002 - approximately NIS 526 million (mainly, granted to companies which functional currency is the NIS) are linked to the U.S. Dollar, the effect of exchange rates on which, is attributed to cost of assets under construction during the period of construction (anticipated completion by 2003-2004). As for the differences between Israeli and U.S. GAAP in respect of capitalization of exchange rate differences (in real term) - see subsection A 12 of Note 26 to the financial statements included in Item 18 below.
(5) Mainly, loans which have been taken in order to hedge value (accounting recognizable) of net investment (including loans of capital nature) made in these currencies, the exchange rate fluctuations' impact of which is charged directly to the shareholders' equity and not to the statements of operations (see subsection 2 above).
(6) The loans are generally linked to the currencies in which rental fees of the shopping centers (the construction of which such loans served to finance) are denominated in or linked to (for financial hedging purposes - accountancy non-recognizable). As for the implementation of SFAS 133, according to U.S. GAAP - see subsection A18 of Note 26 to the financial statements included in Item 18 below.
(7) Including liabilities in the amount of NIS 22 million which value may decrease parallel to the increase in the market value of the Company's shares - See Note 19c. to the financial statements included in Item 18 below.
(8)  Comprised as follows (9)

                                                             BRITISH (POUND                                           HUNGARIAN
FUNCTIONAL CURRENCY(1):       ISRAELI SHEKELS (NIS)             STERLING)                     EURO                      FORINT
                            $       EURO    POUND   UN-      EURO        UN-       $       HUF     POUND     UN-         (HUF)
LINKAGE CURRENCY(3)                                 LINKED              LINKED                               LINKED      EURO
                        -----------------------------------------------------------------------------------------------------------
Net Monetary
items, (10)             (276)(7)   (131)(5)  (79)     32         -        (353)     (64)       -        -       (138)    (1,206)(6)
Intercompany
balances
  (loans with
  nature of
  investment)(11)        946(4)     130       91       9      (177)        (75)    (706)(4)    -        -       216       (126)
Investments in
investees shares(11)      17        345        -   1,135         -           -       51      544      (16)       222          -
Non-monetary items         -          -                -         -           -        -        -      (38)         -          -
                        ------------------------------------------------------------------------------------------------------------
                         687        344       12   1,176      (177)       (428)    (719)     544      (54)       300     (1,332)
                        ============================================================================================================


FUNCTIONAL CURRENCY(1):                     ROMANIAN             RECONCI-
                             POLISH ZLOTY      LEI    OTHER(2)   LIATION
LINKAGE CURRENCY(3)              (PLZ)        (ROL)              FOR CONSOL-
                             $         EURO     $                IDATION    TOTAL
                        --------------------------------------------------------------
Net Monetary
items, (10)                (247)(6)   (38)(6) (132)   (20)(5)      (121)    (2,773)
Intercompany
balances
  (loans with
  nature of
  investment)(11)           (50)     (220)     (53)    16            15         16
Investments in
investees shares(11)          -         -        -    (16)       (2,156)       126
Non-monetary items            -         -        -      -         2,669      2,631
                        ------------------------------------------------------------
                           (297)     (258)    (185)   (20)          407          -
                        ============================================================


(9) The above table includes items of Elscint (61.53% owned by the Company), as follows:

                                                           BRITISH (POUND                         ROMOAN-         RECONCI-
FUNCTIONAL CURRENCY(1):        ISRAELI SHEKELS (NIS)          STERLING)              EURO           IAN           LIATION
                           $      EURO    POUND     UN-     EURO    UN-       $    (POUND)  UN-     LEI   OTHER   FOR CONSOL-
LINKAGE CURRENCY(3)                               LINKED           LINKED                  LINKED  (ROL)   (2)    IDATION     TOTAL
                        -----------------------------------------------------------------------------------------------------------
Net monetary items(10)      170   (176)(5)  (79)(5)   26       -    (355)      24      -     (102)  (131)  (12)       -       (635)
Intercompany balances
  (loans with nature
  of investment)(11)        533    198       91        -    (177)    (74)    (487)   (17)      (1)   (37)  (29)       -          -
Investment in investees'
  shares(11)                 17   (259)       -       42       -       -        -    (38)       -      -    (4)     275         33
Net non-monetary items        -      -        -        -       -       -        -      -        -      -     -      602        602
                         -----------------------------------------------------------------------------------------------------------
        Total               720   (237)      12       68    (177)   (429)    (463)   (55)    (103)  (168)  (45)     877          -
                         ===========================================================================================================


(10) The impact of exchange rates exposure and inflation adjustments exposure, on net monetary items, is charged directly to the statements of operations.

(11) The impact of exchange rates exposure on these items is charged directly to the shareholders equity and not to the statements of operations.

(12) Exchange rates:

                                                       BRITISH                                                           1,000,000
                                                        POUND                              HUNGARIAN                      ROMANIAN
                                                       STERLING                              FORINT     POLISH ZLOTY         LEI
FUNCTIONAL CURRENCY:       ISRAELI SHEKELS (NIS)        POUND            EURO                (HUF)        (PLZ)             (ROL)
---------------------   ----------------------------   ------- ---------------------------  --------  -----------------   ---------
LINKAGE CURRENCY:          $       (EURO)    (POUND)    (EURO)     $         HUF 1,000       (EURO)   (EURO)        $        $
---------------------   -------    -------   -------   -------  -------      ----------     --------  ------      ------  ---------
DECEMBER 31:

 May 30, 2003            4.373      5.176     7.209     0.718    0.845         4.001         249.38    3.71        4.39       31.40
                        =======    =======   =======   =======  =======       =======       ========  ======      ======  ==========

 December 31, 2002       4.737      4.969     7.633     0.652    0.952         4.239         235.9     3.84        4.02       33.50
                        =======    =======   =======   =======  =======       =======       ========  ======      ======  ==========

 December 31, 2001       4.416      3.908     6.400     0.611    1.135         4.060         246.3     3.99        3.52       31.60
                        =======    =======   =======   =======  =======       =======       ========  ======      ======  ==========




(12) Changes in the CPI (in effect)

                          -------------- -------------- -------------- -------------- -------------- -------------- --------------
                             ISRAEL         BRITAIN        HOLLAND        BELGIUM        HUNGARY        POLAND         ROMANIA
                          -------------- -------------- -------------- -------------- -------------- -------------- --------------
March 31, 2003                0.78           0.78           1.94           1.42           2.93           0.80           3.20
                          ============== ============== ============== ============== ============== ============== ==============
December 31, 2002             6.49           2.94           3.24           1.37           5.00           0.69           17.80
                          ============== ============== ============== ============== ============== ============== ==============
December 31, 2001             1.40           1.28           4.45           2.18           6.90           3.61           30.30
                          ============== ============== ============== ============== ============== ============== ==============
December 31, 2000             0.00           2.93           2.89           2.49           10.13          8.90           40.70
                          ============== ============== ============== ============== ============== ============== ==============

(13) Changes in the exchange rates (in effect)

---------------------- --------------------- ---------- --------------- ----------- --------------------- ------------------------
FUNCTIONAL CURRENCY
                                              BRITISH                    HUNGARIAN
                         ISRAELI SHEKELS      POUND                       FORINT                             1,000,000 ROMANIAN
                              (NIS)           STERLING         EURO        (HUF)     POLISH ZLOTY (PLZ)          LEI (ROL)
---------------------- ------ ------- ------ ---------- --------------- ----------- ------- ------------- ------------------------
Linkage Currency         $     Euro   Pound    Euro        $     HUF      (Euro)      $       (Euro)                   $
                                                                 1000

May 30, 2003           (7.68)   4.10   (5.55)   10.12   (11.23) (5.61)     5.71      3.39       9.2               (6.29)
                       ====== ======= ====== ========== ======= ======= =========== ======= ============= ========================

December 31, 2002       7.27   27.18   19.27     6.71   (16.12)  4.41     (4.23)    (3.76)     14.20               6.01
                       ====== ======= ====== ========== ======= ======= =========== ======= ============= ========================

December 31, 2001       9.28    3.85   6.10     (1.86)    5.40   7.58     (7.02)    (3.80)     (9.00)                -
                       ====== ======= ====== ========== ======= ======= =========== ======= ============= ========================



TABLE II - DERIVATIVE CONTRACTS ON FOREIGN EXCHANGE RATES

         The following table presents a summery of the currency transactions outstanding at December 31, 2002:

         (1)      Forward transactions:

--------------------- ----------------- ------------------- -------------------
                                                            FAIR VALUE AS
AMOUNTS RECEIVABLE    AMOUNTS PAYABLE   SETTLEMENT DATE     OF 31/12/02
(IN MILLIONS)         (IN MILLIONS)                         (IN MILLIONS)
--------------------- ----------------- ------------------- -------------------
31.0 Dollars          3,839.0 YEN       January 2003        (5.2)
--------------------- ----------------- ------------------- -------------------

         (2). Certain short term, non-hedging currency transaction, in a total amount of $8 million which were concluded up to the date of the approval of the financial statements. Results of such transactions are immaterial to the company's business.

         (3). As to foreign currency loans, assumed for accounting hedging purposes - see Table I footnote (5) above; As to foreign currency loans assumed for economical hedging purposes- see Table I footnote (6) above.

TABLE III - INTEREST RISKS

         The following table presents a summery of balances classified according to interest rate, at December 31, 2002:

1.       LONG TERM LOANS AND DEPOSITS - (IN MILLIONS NIS)

------------------------------------------------- -------------------------------------------------------------------
                                                                           REPAYMENT YEARS
------------------------------------------------- -------------------------------------------------------------------
   FUNCTIONAL        LINKAGE     INTEREST RATE %     1       2     3       4       6 AND      NOT YET       TOTAL
    CURRENCY         CURRENCY                                                    THEREAFTER  DETERMINED
------------------ ------------- ---------------- -------- ------ ----- -------- ----------- ------------ -----------

EURO               US Dollar            -                                  8                     16 (2)       24

EURO               US Dollar       Libor +2.0                3      4      4                                  11 (3)

EURO               US Dollar         6.7 (1)        20                                            1           21

EURO               EURO              4.0 (1)                                                      6            6
                                 (average rate)

Hungarian Forint   Hungarian       Bubor -3.0                                                    39           39
                   Forint            (7.0%)

Hungarian Fotint   EURO            Libor -1.5                                                     2            2

Polish Zloty       Polish Zloty                                                                   2            2

Adjusted NIS       US Dollar       Libor - 0.7                                                  261 (4)      261

Adjusted NIS       US Dollar       Libor + 2.0       3                                                         3

Adjusted NIS       Adjusted NIS         -                          14                                         14
------------------ ------------- ---------------- -------- ------ ----- -------- ----------- ------------ -----------
                                                    23       3     18     12         -           327         383
================== ============= ================ ======== ====== ===== ======== =========== ============ ===========

(1) Fixed Interest.
(2) See note 8A(2) to the financial statements included in Item 18.
(3) See Note 10A (2) to the financial  statements included in Item 18.
(4) In order to secure loans at the same amount - see 2 below.

2.       LONG TERM LOANS - (IN MILLIONS NIS)

                                             AVERAGE
 FUNCTIONAL   LINKAGE                       INTEREST
  CURRENCY    CURRENCY  INTEREST RATE %      RATE %                                   REPAYMENT YEARS
------------- --------- ----------------- -------------- ------------------------------------------------------------------------
                                                                                                 6 AND       NOT YET
                                                           1       2       3       4       5     THEREAFTER  DETERMINED   TOTAL
------------- --------- ----------------- -------------- ------- ------- ------- ------- ------- ----------- ----------- --------

EURO          EURO      4.9-5.0 (1)                        4       5       5       5       5         87                    111

                         Euribor
EURO          USD       +1.5-2.2               3.8                 16                                                      16

Hungarian
Forint        EURO      5.8-6.6 (2)                        12      9       10      10      11        75                    127

Hungarian               Euribor +
Forint        EURO      1.4-2.1              4.8-5.6       53      45      47      49      52       826                   1,072

Polish Zloty  EURO      Euribor + 1.9-2        5.7         16      19      19      20      20       152                    246

              US
Polish Zloty  Dollar    7 (2)                                                                        18                    18




              US
Polish Zloty  Dollar    Libor + 1.9-2          3.7         1       1       1       1       1         14                    19

              UK
UK     Pound  Pound

Sterling      Sterling  Libor + 1.3-1.4        5.4         14      13      13      13      14       202                    269

              US
Adjusted NIS  Dollar    Libor + 2.0-2.5        4.4         52      20                                                      72

              US
US Dollar     Dollar    Libor + 3.0            5.0         -       5                                                        5

              US
Adjusted NIS  Dollar    Libor                  2.4                                                            261 (3)      261
------------- --------- ----------------- -------------- ------- ------- ------- ------- ------- ----------- ----------- --------
                                                          152     133      95      98     103      1,374        261       2,216
============= ========= ================= ============== ======= ======= ======= ======= ======= =========== =========== ========

(1) Fixed interest of 4.9% up to March 2004 and thereafter  Euro Swap + 1.2.
(2) Fixed Interest.
(3) Are secured by deposits at the same amount. The margin between the interest rate in the loan and on the deposit - is 0.7% - see 1 above.

3. SHORT TERM CASH AND DEPOSITS - see notes 3 and 4 to the financial statements included in Item 18.

4.       SHORT TERM LOANS - see note 13 to the financial  statements included in
         Item 18.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

         We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our President (our senior executive officer) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Furthermore, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. Within 90 days prior to the date of this report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management of each business segment and key corporate functions, and under the supervision of the President and CFO. Based on the evaluation, our management, including the President and CFO, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls after the date we completed the evaluation.

ITEM 16. [RESERVED]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

ITEM 18. FINANCIAL STATEMENTS





-------------------------------------------------------------------------------

                           ELBIT MEDICAL IMAGING LTD.
                              FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2002
-------------------------------------------------------------------------------




                                    CONTENTS

                                                                            PAGE

INDEPENDENT AUDITORS' REPORTS                                                2

CONSOLIDATED FINANCIAL STATEMENTS:

   Balance sheets                                                            3-4
   Statements of operations                                                    5
   Statements of changes in shareholders' equity                               6
   Statements of cash flows                                                  7-9
   Notes to the consolidated financial statements                         10-133
   Report of other auditor

                          INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF
ELBIT MEDICAL IMAGING LTD.

We have audited the accompanying balance sheets of Elbit Medical Imaging Ltd. (the "Company") as of December 31, 2002 and 2001, and the consolidated balance sheets as of those dates and the related statements of operations and changes in shareholders' equity of the Company and on a consolidated basis and the consolidated statement of cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain consolidated subsidiaries, whose assets included in consolidation, constitute 50% and 49% of the total consolidated assets, as of December 31, 2002 and 2001, respectively and whose revenues constitute 46%, 29% and 14% of total consolidated revenues for the years ended December 31, 2002, 2001 and 2000, respectively. In addition, we did not audit the financial statements of affiliates, the Company's investment in which amounts to NIS 57 million as of December 31, 2002, and the Company's share of losses in which amounts to NIS 7 million for the year then ended. The financial statements of those subsidiaries were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and on a consolidated basis as of December 31, 2002 and 2001, and the results of operations and changes in shareholders' equity - of the Company and on a consolidated basis - and consolidated cash flows for each of the three years in the period then ended, in conformity with generally accepted accounting principles generally accepted in Israel. These principles differ in certain significant respects from accounting principles generally accepted in the United States of America. The effect of the material differences between Israeli and U.S. generally accepted accounting principles on the consolidated financial statements is presented in
Note 26 to the financial statements.

As described in Note 2A, the financial statements have been presented in adjusted values to reflect changes in the general purchasing power of the Israeli currency, in conformity with pronouncements of the Institute of Certified Public Accountants in Israel.

Without qualifying our opinion, we draw attention to the information presented in Note 18B, regarding claims filed against Group companies. For some of those claims petitions have been filed for certification as class actions.

BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A MEMBER FIRM OF DELOITTE TOUCHE
TOHMATSU
Tel-Aviv, April 8, 2003

                           ELBIT MEDICAL IMAGING LTD.
                                 BALANCE SHEETS
                        IN THOUSAND NIS OF DECEMBER 2002


                                                           CONSOLIDATED                        COMPANY
                                                 ----------------------------------    ----------------------
                                                                            DECEMBER 31
                                                 ------------------------------------------------------------
                                                    2002         2002        2001(*)       2002         2001
                                                    ----         ----        -------       ----         ----
                                                 CONVENIENCE
                                                 TRANSLATION
                                        NOTE       US$'000                     (IN THOUSAND NIS)
                                        ----     -----------   ----------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                (3)       45,484      215,463      363,623       75,636        5,643
Short-term deposits and
  Investments                            (4)      146,023      691,724      693,823      468,440      490,317
Trade accounts receivable                (5)       11,463       54,303       34,545           --           --
Receivables and other
current Assets                           (6)       14,001       66,323       58,487        4,535        2,692
Inventories                              (7)          665        3,151        3,468           --           --
                                                ---------    ---------    ---------    ---------    ---------
                                                  217,636    1,030,964    1,153,946      548,611      498,652
                                                ---------    ---------    ---------    ---------    ---------

 LONG-TERM INVESTMENTS
     AND RECEIVABLES
Deposits, debentures and
  long-term loans and receivables        (8)       74,805      354,358      399,102          245        1,708
Venture-capital investments              (9)           --           --       64,478           --           --
Investments in investees
and others                              (10)       21,702      102,804       22,638    1,426,053    1,289,816
                                                ---------    ---------    ---------    ---------    ---------
                                                   96,507      457,162      486,218    1,426,298    1,291,524
                                                ---------    ---------    ---------    ---------    ---------

HOTELS, COMMERCIAL
CENTERS AND OTHER FIXED ASSETS          (11)      880,188    4,169,532    2,913,040        2,541        2,835
                                                ---------    ---------    ---------    ---------    ---------

OTHER ASSETS AND DEFERRED
  EXPENSES                              (12)       15,712       74,427       61,760           --           --
                                                ---------    ---------    ---------    ---------    ---------

 ASSETS RELATED TO
   DISCONTINUING OPERATION                         24,094      114,135      203,190          --           --
                                                ---------    ---------    ---------    ---------    ---------

                                                1,234,137    5,846,220    4,818,154    1,977,450    1,793,011
                                                =========    =========    =========    =========    =========


(*) Reclassified - see Note 23A.

   The accompanying notes are an integral part of the financial statements.

                           ELBIT MEDICAL IMAGING LTD.
                                 BALANCE SHEETS
                        IN THOUSAND NIS OF DECEMBER 2002


                                                      CONSOLIDATED                        COMPANY
                                            ----------------------------------    ----------------------
                                                                       DECEMBER 31
                                            ------------------------------------------------------------
                                               2002         2002        2001(*)       2002         2001
                                               ----         ----        -------       ----         ----
                                            CONVENIENCE
                                            TRANSLATION
                                   NOTE       US$'000                     (IN THOUSAND NIS)
                                   ----     -----------   ----------------------------------------------

CURRENT LIABILITIES

Short-term borrowings               (13)      351,285    1,664,067    1,445,096      803,382      726,250
Trade accounts payable                         20,506       97,141       64,592           --           --
Payables and other current
  liabilities                       (14)       37,329      176,830      133,825       32,153       25,985
                                            ---------    ---------    ---------    ---------    ---------
                                              409,120    1,938,038    1,643,513      835,535      752,235
                                            ---------    ---------    ---------    ---------    ---------

LONG-TERM LIABILITIES
Loans and other long-term
  liabilities                       (15)      468,136    2,217,605    1,474,286       59,985      106,320
Accrued severance pay               (16)          107          507          436           --           78
                                            ---------    ---------    ---------    ---------    ---------
                                              468,243    2,218,112    1,474,722       59,985      106,398
                                            ---------    ---------    ---------    ---------    ---------

LIABILITIES RELATED TO
  DISCONTINUING OPERATIONS                     23,669      112,120      258,731           --           --
                                            ---------    ---------    ---------    ---------    ---------

MINORITY INTEREST                             104,710      496,020      506,810           --           --
                                            ---------    ---------    ---------    ---------    ---------
CONTINGENT LIABILITIES,
  COMMITMENTS, LIENS AND
  SECURITY                          (18)

SHAREHOLDERS' EQUITY                (19)      228,395    1,081,930      934,378    1,081,930      934,378
                                            ---------    ---------    ---------    ---------    ---------


                                            1,234,137    5,846,220    4,818,154    1,977,450    1,793,011
                                            =========    =========    =========    =========    =========


       /S/ MORDECHAI ZISSER                       /S/ SHIMON ITZCHAKY
-----------------------------------     ----------------------------------------
         MORDECHAI ZISSER                           SHIMON ITZCHAKY
CHAIRMAN OF THE BOARD OF DIRECTORS      CEO AND MEMBER OF THE BOARD OF DIRECTORS

Board of Directors approval date of the financial statements: April 8, 2003.

         The accompanying notes are an integral part of the statements.

                           ELBIT MEDICAL IMAGING LTD.
                             STATEMENT OF OPERATIONS
                        IN THOUSAND NIS OF DECEMBER 2002

                                                           CONSOLIDATED                                   COMPANY
                                         -----------------------------------------------       -------------------------------
                                                                         YEAR ENDED DECEMBER 31
                                         -------------------------------------------------------------------------------------
                                            2002          2002      2001 (*)     2000 (*)      2002       2001 (*)    2000 (*)
                                            ----          ----      --------     --------      ----       --------    --------
                                         CONVENIENCE
                                  NOTE   TRANSLATION
                                           US$'000                                (IN THOUSAND NIS)
                                                          --------------------------------------------------------------------
                                                                           (EXCEPT FOR EARNINGS-PER-SHARE DATA)
                                                          --------------------------------------------------------------------
REVENUES
 Commercial-center
   operations                                60,195     285,151     134,752      28,117          --          --          --
Hotel operations and
   management                     (20a)      44,468     210,650     141,901     108,089          --          --          --
 Long-term projects                             325       1,538      10,223      20,367          --          --          --
                                            -------     -------     -------     -------     -------     -------     -------
                                            104,988     497,339     286,876     156,573          --          --          --
                                            -------     -------     -------     -------     -------     -------     -------
COSTS OF REVENUES
 Commercial-center
   operations                     (20b)      32,274     152,887      67,926      12,917          --          --          --
 Hotel operations and
   management                     (20c)      41,673     197,407     128,653      93,050          --          --          --
 Long-term projects               (20d)         300       1,419       7,452      18,245          --          --          --
                                            -------     -------     -------     -------     -------     -------     -------
                                             74,247     351,713     204,031     124,212          --          --          --
                                            -------     -------     -------     -------     -------     -------     -------
 GROSS PROFIT                                30,741     145,626      82,845      32,361          --          --          --
Initiation costs of projects                  3,578      16,949       5,969       2,819          --          --          --
Research and development
  expenses, net                   (20e)       6,122      29,001      24,663      26,566          --          --          --
Marketing and selling
  expenses                        (20f)       6,036      28,591       8,469       2,257          --          --          --
General and
 administrative expenses          (20g)      18,938      89,711      63,456      55,026      19,862      17,253      20,470
                                            -------     -------     -------     -------     -------     -------     -------
                                             34,674     164,252     102,557      86,668      19,862      17,253      20,470
                                            -------     -------     -------     -------     -------     -------     -------
OPERATING LOSS BEFORE
  FINANCIAL INCOME, NET                      (3,933)    (18,626)    (19,712)    (54,307)    (19,862)    (17,253)    (20,470)
Financial income
  (expenses), net                 (20h)      (1,171)     (5,545)    103,510      33,189       7,492      17,783      30,322
                                            -------     -------     -------     -------     -------     -------     -------
OPERATING INCOME (LOSS)
  AFTER FINANCIAL INCOME, NET                (5,104)    (24,171)     83,798     (21,118)    (12,370)        530       9,852
Other income (expenses), net      (20i)       2,045       9,687      34,731     (15,899)     (3,282)     (2,296)     (4,304)
                                            -------     -------     -------     -------     -------     -------     -------
INCOME (LOSS) BEFORE
  INCOME TAXES                               (3,059)    (14,484)    118,529     (37,017)    (15,652)     (1,766)      5,548
Income taxes                       (17)       4,671      22,128      13,857      18,907      10,327          --          --
                                            -------     -------     -------     -------     -------     -------     -------
INCOME (LOSS) AFTER
  INCOME TAXES                               (7,730)    (36,612)    104,672     (55,924)    (25,979)     (1,766)      5,548
Equity in earnings (losses)
 of investee companies, net                    (624)     (2,962)     (9,899)     (3,303)     11,365      90,510     (49,614)
Minority interest in results
  of subsidiaries, net                        5,269      24,960      (6,029)     15,161          --          --          --
                                            -------     -------     -------     -------     -------     -------     -------
INCOME (LOSS) FROM
 CONTINUING OPERATIONS                       (3,085)    (14,614)     88,744     (44,066)    (14,614)     88,744     (44,066)
Income from discontinuing
  operations, net                  (23)      11,780      55,804      19,119      28,341      55,804      19,119      28,341
                                            -------     -------     -------     -------     -------     -------     -------
NET INCOME (LOSS) FOR THE
  YEAR                                        8,695      41,190     107,863     (15,725)     41,190     107,863     (15,725)
                                            =======     =======     =======     =======     =======     =======     =======
EARNINGS (LOSS) PER SHARE         (20j)
 - (in NIS)
Basic EPS:
  From continuing operations                  (0.14)      (0.66)       4.00       (1.99)      (0.66)       4.00       (1.99)
  From discontinuing
    operations                                 0.52        2.50        0.86        1.28        2.50        0.86        1.28
                                            -------     -------     -------     -------     -------     -------     -------
  Earnings (loss) per share                    0.38        1.84        4.86       (0.71)       1.84        4.86       (0.71)
                                            =======     =======     =======     =======     =======     =======     =======
Diluted EPS                                   0.36        1.75        4.08                     1.75        4.08
                                            =======     =======     =======                 =======     =======


(*) Reclassified - see Note 23A.

    The accompanying notes are an integral part of the financial statements.

                           ELBIT MEDICAL IMAGING LTD.
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                        IN THOUSAND NIS OF DECEMBER 2002

                                                                                                            LOANS TO
                                                                                                            EMPLOYEES
                                                                                                           TO ACQUIRE
                            NUMBER      SHARE   CAPITAL    TRANSLATION   RETAINED              TREASURY      COMPANY
                           OF SHARES   CAPITAL  RESERVES   ADJUSTMENTS   EARNINGS   SUB-TOTAL    STOCK       SHARES       TOTAL
                           ---------   -------  --------   -----------   --------   ---------    -----       ------       -----
                                                                            (IN THOUSAND NIS)
                                       -----------------------------------------------------------------------------------------
BALANCE -
 JANUARY 1, 2000           22,940,177   32,775   453,150    (25,834)     470,769    930,860     (41,065)                 889,795
Loss for the year                  --       --        --         --      (15,725)   (15,725)
Foreign currency
  translation
  adjustments                      --       --        --     13,760           --     13,760
Capital reserve with
  respect to transaction
  with a controlling
  party (see Note
  10B.(3)a)                        --       --        --         --     (113,382)  (113,382)
Options exercised and
  debentures converted
  to shares                    31,543       34     1,553         --           --      1,587
                           ----------   ------   -------    -------      -------  ---------     -------        -------     -------
BALANCE -
 DECEMBER 31, 2000         22,971,720   32,809   454,703    (12,074)     341,662    817,100     (41,065)                   776,035
Net income                         --       --        --         --      107,863    107,863
Foreign currency
  translation
  adjustments (*)                  --       --        --     44,389           --     44,389
Issuance of shares to
  employees (see Note
  19B.)                       550,000      586    14,530         --           --     15,116                    (15,116)
Issuance of shares
  (see Note 19C.)             250,000      266     5,825         --           --      6,091
                           ----------   ------   -------    -------      -------  ---------     -------        -------     -------
BALANCE -
 DECEMBER 31, 2001         23,771,720   33,661   475,058     32,315      449,525    990,559     (41,065)       (15,116)    934,378
                           ----------   ------   -------    -------      -------  ---------     -------        -------     -------
Net income                         --       --        --         --       41,190     41,190
Foreign currency
  translation
  adjustments (*)                  --       --        --    106,041           --    106,041
Options exercised               2,000        2        51         --           --         53
Erosion of loans to
  employees                                         (395)        --          268       (127)                       395
                           ----------   ------   -------    -------      -------  ---------     -------        -------     -------

BALANCE -
 DECEMBER 31, 2002         23,773,720   33,663   474,714    138,356      490,983  1,137,716     (41,065)       (14,721)  1,081,930
                           ==========   ======   =======    =======      =======  =========     =======        =======     =======
CONVENIENCE TRANSLATION
 IN US$'000:
BALANCE -
 DECEMBER 31, 2001         23,771,720    7,106   100,285      6,822       94,895    209,108      (8,669)        (3,190)    197,249
Net Income                         --       --        --         --        8,695      8,695
Foreign currency
  translation
  adjustments (*)                  --       --        --     22,385           --     22,385
Issuance of shares to
  employees (see Note
  20C.)
Exercised options               2,000                 10         --           --         10
Erosion of loans to
  employees                                          (83)        --           57        (27)                        83
                           ----------   ------   -------    -------      -------  ---------     -------        -------     -------
BALANCE -
 DECEMBER 31, 2002         23,773,720    7,106   100,212     29,207      103,647    240,171      (8,669)        (3,107)    228,395
                           ==========   ======   =======    =======      =======  =========     =======        =======     =======

(*) Net of a write-down, in respect of realization of capital reserves (see Notes 10A, 11A and 20I below).

    The accompanying notes are an integral part of the financial statements.

                           ELBIT MEDICAL IMAGING LTD.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                        IN THOUSAND NIS OF DECEMBER 2002


                                                                                           DECEMBER 31
                                                                ------------------------------------------------------------
                                                                   2002            2002            2001(*)          2000(*)
                                                                   ----            ----           -------
                                                                CONVENIENCE
                                                                TRANSLATION
                                                                  US$'000                     (IN THOUSAND NIS)
                                                                -----------   ----------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                   8,695          41,190         107,863         (15,725)
Adjustments to present cash flows from continuing
  operating activities (Appendix A)                               (12,743)        (60,367)        (98,327)        (12,223)
                                                                 --------        --------        --------        --------
Net cash provided by (used in) continuing operating
  activities                                                       (4,048)        (19,177)          9,536         (27,948)
Net cash provided by (used in) discontinuing operating
  activities                                                        3,195          15,135          14,132         (69,772)
                                                                 --------        --------        --------        --------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                  (853)         (4,042)         23,668         (97,720)
                                                                 --------        --------        --------        --------
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in initially consolidated subsidiaries
  (Appendix C)                                                    (49,132)       (232,741)          3,600        (452,849)
Additions to fixed assets and other assets                        (79,045)       (374,442)       (604,376)       (326,802)
Proceeds from disposition of fixed assets, investments and
  loans                                                             4,205          19,920          23,292         161,531
Investment (including loans) in affiliated companies,
  other companies and venture capital companies                    (2,824)        (13,378)       (127,184)       (150,822)
Repayment of deposits, investments and long-term loans              3,515          16,649           2,624           7,808
Investment in deposits, debentures and long-term loans               (154)           (730)        (82,503)        (60,560)
Short-term deposits and marketable securities                      16,852          79,828        (261,984)        443,404
Investment in a proportionately consolidated subsidiary
  (Appendix D)                                                         --              --              --         (15,829)
Liquidation of subsidiaries (Appendix E)                               --              --         (47,357)             --
                                                                 --------        --------        --------        --------
Net cash used in continuing investing activities                 (106,583)       (504,894)     (1,093,888)       (394,119)
Net cash provided by (used in) discontinuing investing
  activities                                                         (507)         (2,404)        121,603         (26,757)
                                                                 --------        --------        --------        --------
NET CASH USED IN INVESTING ACTIVITIES                            (107,090)       (507,298)       (972,285)       (420,876)
                                                                 --------        --------        --------        --------

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends to a minority shareholder in a subsidiary                (7,131)        (33,780)             --              --
Issuance of shares to minority interest of a subsidiary               128             608          14,440           1,169
Receipt of long-term loans                                        146,964         696,184         420,787         337,322
Repayment of long-term loans                                     (104,392)       (494,513)       (159,078)       (170,728)
Short-term borrowings, net                                         39,756         188,326         562,330         160,759
                                                                 --------        --------        --------        --------
NET CASH PROVIDED BY CONTINUING FINANCING ACTIVITIES               75,325         356,825         838,479         328,522
                                                                 --------        --------        --------        --------
NET EFFECT ON CASH DUE TO CHANGES
  IN CURRENCY EXCHANGE RATES                                        1,342           6,355          15,075           4,145
                                                                 --------        --------        --------        --------
DECREASE IN CASH AND CASH EQUIVALENTS                             (31,276)       (148,160)        (95,063)       (185,929)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR             76,762         363,623         458,686         644,615
                                                                 --------        --------        --------        --------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                   45,484         215,463         363,623         458,686
                                                                 ========        ========        ========        ========

 (*) Reclassified - see Note 23A.

      The accompanying notes are an integral part of financial statements.

                           ELBIT MEDICAL IMAGING LTD.
                  CONSOLIDATED STATEMENT OF CASH FLOWS (CONT.)
                        IN THOUSAND NIS OF DECEMBER 2002

                                                                                           DECEMBER 31
                                                                ---------------------------------------------------------
                                                                   2002            2002            2001(*)       2000(*)
                                                                   ----            ----           -------        ------
                                                                CONVENIENCE
                                                                TRANSLATION
                                                                  US$'000                     (IN THOUSAND NIS)
                                                                -----------   -------------------------------------------
APPENDIX A -
ADJUSTMENTS TO PRESENT CASH FLOWS
 FROM OPERATING ACTIVITIES, NET
INCOME AND EXPENSES NOT INVOLVING CASH FLOWS:
    Discontinuing operations                                     (11,780)        (55,804)        (19,119)        (28,341)
    Depreciation and amortization (including a provision
      for impairment of investments and assets)                   35,073         166,143          76,476          25,938
    Company share in losses of affiliates                            625           2,962           9,899           3,303
    Minority interest in profits (losses) of a subsidiary         (5,269)        (24,960)          6,029         (15,161)
    Capital loss (gain) from disposition of fixed assets
      and investments                                                 96             452            (443)             --
    Indexation and exchange-rate differences
      on investments and loans, net                              (21,669)       (102,646)        (97,313)         22,381
    Gain upon liquidation of subsidiaries                             --              --         (56,515)             --
    Gain from realizing investment-type monetary balances
      in investees                                                (6,618)        (31,351)             --              --
    Change in accrued severance pay balance                           --              --            (215)         (3,573)
    Decrease (Increase) in value of securities, net                  114             538          (4,022)        (25,361)
    Deferred income taxes                                          1,355           6,420          11,687          (1,411)

CHANGES IN ASSETS AND LIABILITIES:
    Trade accounts receivable                                     (1,891)         (8,958)         (8,727)         (3,177)
    Receivables and other current assets                          (3,193)        (15,126)         10,022         (61,155)
    Long-term receivables                                            653           3,091              (6)            481
    Inventory                                                        191             907             (78)           (133)
    Trade accounts payable                                         2,136          10,117             270          12,257
    Payables and other current liabilities                        (2,241)        (10,614)        (16,049)         78,314
    Customer advances, net of projects in progress                  (325)         (1,538)        (10,223)        (16,585)
                                                                 -------         -------         -------         -------
                                                                 (12,743)        (60,367)        (98,327)        (12,223)
                                                                 =======         =======         =======         =======

APPENDIX B -
NON-CASH TRANSACTIONS

Liabilities in consideration for land acquisition                     --              --          22,080          32,323
                                                                 =======         =======         =======         =======
Liabilities in consideration for acquisition of
  shares in another company                                           --              --              --          25,916
                                                                 =======         =======         =======         =======
Acquisition of investments, fixed assets and other assets
  on credit and against allocation of shares                       8,281          39,229          59,390           7,935
                                                                 =======         =======         =======         =======
Sale of an affiliate against other accounts receivable                --              --          13,382              --
                                                                 =======         =======         =======         =======

(*) Reclassified.

    The accompanying notes are an integral part of the financial statements.




                           ELBIT MEDICAL IMAGING LTD.
                  CONSOLIDATED STATEMENT OF CASH FLOWS (CONT.)
                        IN THOUSAND NIS OF DECEMBER 2002

                                                                                           DECEMBER 31
                                                                ---------------------------------------------------------
                                                                   2002            2002            2001           2000
                                                                   ----            ----           -------        ------
                                                                CONVENIENCE
                                                                TRANSLATION
                                                                  US$'000                     (IN THOUSAND NIS)
                                                                -----------   -------------------------------------------


APPENDIX C -
INVESTMENT IN INITIALLY CONSOLIDATED COMPANIES

    Deficit in working capital (excluding cash), net               2,537            12,018               820            29,537
    Long-term receivables, investments and deposits               (1,799)           (8,520)               --           (20,285)
    Fixed assets and other assets                               (108,629)         (514,586)         (169,581)         (715,488)
    Long-term loans                                               58,759           278,347            13,363           366,769
    Minority interest                                                 --                --            26,784                --
    Capital reserve with respect to a transaction with
       a controlling party                                            --                --                --          (113,382)
                                                                 -------          --------          --------          --------
                                                                 (49,132)         (232,741)         (128,614)         (452,849)
    Less - investment on the cost basis                               --                --           132,214                --
                                                                 -------          --------          --------          --------
                                                                 (49,132)         (232,741)            3,600          (452,849)
                                                                 =======          ========          ========          ========


APPENDIX D -
INVESTMENT IN A PROPORTIONATELY CONSOLIDATED SUBSIDIARY

    Deficit in working capital (excluding cash), net                                                                    12,883
    Long-term investment and receivables                                                                                (4,804)
    Fixed assets - building under construction                                                                         (80,182)
    Long-term loans                                                                                                     56,274
                                                                                                                        ------
                                                                                                                       (15,829)
                                                                                                                        =======
APPENDIX E -
LIQUIDATION OF A SUBSIDIARY

    Deficit in working capital (excluding cash), net                                                 (47,357)
                                                                                                     =======


    The accompanying notes are an integral part of the financial statements.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 1 - GENERAL

              A. The Company engages, directly and through its investees, in Israel and abroad, in the following areas:

                     - Development, construction and operation of commercial and entertainment centers, through Plaza Centers, in Central and Eastern Europe.

                     - Ownership, management and operation of hotels, through the Park Plaza network, primarily in major European cities.

                     -   Investments in research and  development  activities of
                         MRI-guided,   focused  ultrasound,   through  Insightec
                         ("IGTX").

                     - Establishing an entertainment and commercial center at the Herzliya Marina.

                     -   Venture-capital investments.

                     Until December 31, 2002 the Company had also been engaged, through Elscint Ltd., in the production of systems and subsystems, mainly for medical imaging equipment. As for the discontinuation of this segment's operations and its sale to a third party - see Note 23A below.

              B. The shares of the Company are registered for trade on the Tel Aviv Stock Exchange and over the counter in the United States on NASDAQ.

              C.     DEFINITIONS:

                     The Company -                      Elbit Medical Imaging Ltd.

                     Subsidiaries -                     companies  in which the  Company  holds  more than 50% of the  voting rights or of the rights to  appoint  directors  (other  than cases in which control is deemed temporary).

                     Proportionately consolidated
                      subsidiaries  -                   companies and joint  ventures  (including  partnerships)  held by the
                                                        Company,  together  with  other  entities,  among  which  there  is a
                                                        contractual   agreement  for  joint   control,   according  to  which
                                                        resolutions  vital to the joint  venture  are to be made  jointly and with the consent of all shareholders  and whose financial  statements are (directly or indirectly)  consolidated  with those of the Company by the proportionate consolidation method.

                     Affiliated companies -             companies in which the Company's  (direct or indirect) rights entitle
                                                        it  to  exercise   significant   influence  on  their  financial  and
                                                        operating  policies and which have been  included on the basis of the equity  method,  in accordance  with the  principles  established  by
                                                        Opinion No. 68 of the Institute of Certified  Public  Accountants  in
                                                        Israel  ("the  ICPAI")  and which  are not  fully or  proportionately consolidated.

                     Investee companies -               subsidiaries,    proportionately    consolidated   subsidiaries   and
                                                        affiliates.  (Major investee  companies are presented in the appendix to the financial statements.)


                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 1 - GENERAL  (CONT.)

              C.     DEFINITIONS (CONT.):

                     Venture-capital investments-       companies,  which - at the time of the Company's  investment therein -
                                                        are   mainly   engaged   in   research   and   development   of   new,
                                                        knowledge-intensive,  products or processes,  the  investment in which constitutes  above-average  risk and at least  90% of whose  financing
                                                        originates  from  shareholders'  investment,   support  of  government
                                                        agencies or investment grants.

                     Group -                            the Company and its investee companies.

                     Parent company -                   Europe Israel (M.M.S.) Ltd. ("EIL").

                     Europe Israel Group -              Europe Israel (M.M.S.) Ltd. and its investee companies.

                     Control Centers  -                 Control  Centers  Ltd.  - the  controlling  party  in  Europe  Israel
                                                        (M.M.S.) Ltd.

                     Control Centers Group -            Control Centers and its investees.

                     Related parties -                  as  defined  in Opinion  No. 29 of the  ICPAI,  including  interested
                                                        parties   as   defined   in  the   Israeli   Securities   Regulations
                                                        (Preparation of Annual Financial Statements), 1993.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

              A.     FINANCIAL STATEMENTS IN ADJUSTED VALUES

                     1.     GENERAL

                            The financial statements are presented on the basis of the historical-cost convention in new Israeli shekels ("NIS") of constant purchasing power (NIS of December 2002) ("adjusted financial statements").

                            The Company maintains its accounting records on a current basis in nominal NIS, which have been adjusted to NIS of constant purchasing power in accordance with Opinion No. 36 of the ICPAI, on the basis of the changes in the Israeli consumer-price index ("CPI"). The comparative figures have been adjusted to NIS of December 2002.

                            The term "cost" in the financial statements refers to adjusted cost, unless otherwise stated.

                            Regarding the accounting standard which deals with the cessation of financial statement adjustment to the CPI commencing January 1, 2004 see V.1 below.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              A. FINANCIAL STATEMENTS IN ADJUSTED VALUES (CONT.)

                     2.     PRINCIPLES OF ADJUSTMENTS

                            BALANCE SHEET

                            The  balance-sheet   items  have  been  adjusted  as
                            follows:

                            Non-monetary items have been adjusted according to the changes in the CPI from date of acquisition through the balance-sheet date.

                            Monetary items (representing amounts receivable or payable at stated values or reflecting realizable values) are presented in the balance sheet at their nominal values.

                            The value of investments in investee companies and minority interest in subsidiaries have been determined on the basis of the financial statements of those companies.

                            The adjusted amounts of non-monetary assets do not necessarily represent realizable or real economic value, but only the original values adjusted for the changes in the purchasing power of the currency of measurement.

                            STATEMENT OF OPERATIONS

                            The components of the statement of operations have been adjusted as follows:

                            Income and expenses (other than those deriving from non-monetary items and except for financial expenses, net) have been adjusted to the changes in the CPI from the date of each transaction through the balance-sheet date.

                            Income and expenses deriving from non-monetary items and items relating to balance sheet accruals have been adjusted on the basis of specific indices corresponding to the adjustment of the related balance-sheet item.

                            The effect of indexation changes on tax advances is included in current income taxes.

                            The Company's share as well as that of the minority interest in the results of investee companies has been determined on the basis of their financial statements.

                            Net financial income reflects financial expenses and financial income in real terms (such as interest on loans and short-term borrowings) as well as the inflationary erosion of non-monetary items arising from transactions included in the statement of operations.

                            SUBSIDIARIES OPERATING ABROAD

                            (A) Subsidiaries operating abroad and constituting "autonomous entities" prepare their financial statements in accordance with the principles established in Opinion No. 36 of the ICPAI in the currency of their country of residence, which is their
                                    functional    currency.     The    financial
                                    statements   of   these    companies    were
                                    translated  to  NIS,   subsequent  to  their
                                    adjustment to the CPI in their country of

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              A. FINANCIAL STATEMENTS IN ADJUSTED VALUES (CONT.)

                     2.     PRINCIPLES OF ADJUSTMENTS (CONT.)

                                    residence, according to the exchange rate in
                                    effect    on   the    balance-sheet    date.
                                    Differences  arising  between the adjustment
                                    of the  Company's  investment  amount in the
                                    investees  (including monetary balances of a
                                    capital  nature) on the basis of the changes
                                    in the Israeli  CPI, and the  adjustment  of
                                    the  Company's  share  in the  shareholders'
                                    equity  of  these  investees,  based  on the
                                    changes  in the  exchange  rate of the local
                                    currency  against the NIS and the local CPI,
                                    are    included   in    "foreign    exchange
                                    translation     differences    of    foreign
                                    investees"    in    shareholders'    equity.
                                    Financial differences arising from loans in foreign currency used for the financing of investments in foreign autonomous entities as well as income taxes relating to such differences have also been included in that component of shareholders' equity.

                                    Upon the realization of an autonomous  unit,
                                    in whole or in part  (including  realization
                                    as  a  result  of  a  decline   in   holding
                                    percentage  arising  from  the  issuance  of
                                    shares  to a  third  party  or  through  the
                                    repayment   of   investment-type    monetary
                                    balances),      accumulated      translation
                                    adjustments   relating   to   the   realized
                                    investment are released to the statement of operations as other income. As for the realization of capital reserves arising from translation adjustments due to a decline in the fair value of investments - see g below.

                            (B) Subsidiaries operating abroad and constituting an extension of the Group (as defined in Opinion No. 36 of the ICPAI) prepare their financial statements in foreign currency. The financial statements of these companies were translated to NIS, with non-monetary balance-sheet items translated by historical exchange rates and adjusted to changes in the CPI. Monetary balance-sheet items were adjusted on the basis of the exchange rate in effect on the
                                    balance-sheet            date.           The
                                    statement-of-operations  items were adjusted
                                    by the average  exchange rates prevailing on
                                    the date of the  transactions,  and adjusted
                                    to the CPI.  Differences  arising from these
                                    translations   are   included  in  financial
                                    expenses.

              B. CONSOLIDATED FINANCIAL STATEMENTS

                     The consolidated financial statements include the financial statements of the Company and its subsidiaries. The results of operations of subsidiaries are included from their date of incorporation or proximate to the date of acquisition by the Company, as applicable, until the balance-sheet date, or date of sale (or transfer to liquidator), if earlier.

                     In accordance with the principles set forth in Opinion No. 57 of the ICPAI, the assets, liabilities and operations of jointly controlled companies and ventures have been included on the basis of the proportionate-consolidation method.

                     The amounts from the financial statements of subsidiaries were included upon consolidation after taking into account the necessary adjustments in order for them to comply with the group financial accounting policies.

                     Material inter-company balances and transactions among the Group companies have been eliminated in the consolidation.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              B.     CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

                     Profits from transactions among Group companies, the results of which are attributable to assets, which at the respective balance-sheet date had not been realized in third-party transactions, were eliminated in consolidation.

                     Company shares held by a subsidiary are presented at cost and deducted from the Company's shareholders' equity using the treasury stock method.

              C.     CASH AND CASH EQUIVALENTS

                     Cash equivalents include unrestricted liquid deposits with an original maturity not exceeding three months.

              D.     ALLOWANCE FOR DOUBTFUL ACCOUNTS

                     The allowance has been determined on specific balances, the collection of which, in the opinion of management of the companies, is doubtful.

              E.     MARKETABLE SECURITIES

                     Investments in marketable securities, designated by management for sale in the short term, are included in current assets at their market value at the balance-sheet date. Changes in the value of securities are included in the statement of operations as incurred. Investments in marketable securities not designated by management for sale in the short term and which are not part of the Group's liquid resources are presented at cost except when, in the opinion of management, a decline in value not of a temporary nature exists.

              F.     INVENTORY

                     Inventory is stated at the lower of cost or market value, with cost determined as follows:

                     Food, beverages and current operating hotel supplies - by the "first-in, first-out" method.

                     Regarding projects in process - see Q below.

              G. INVESTMENTS IN INVESTEES, VENTURE CAPITAL INVESTMENTS AND INVESTMENTS IN OTHER COMPANIES

                     Investments in investees are presented in the Company's financial statements by the equity method. When computing the Company's share in the results of investee companies, losses (if any) deriving from the expected conversion of convertible securities of the exercise of vested options, which were issued by the Investee companies, are included in the computation if such conversion or exercise is probable.

                     The excess of the investment's cost over the Company's share in the fair value of the investees' net identified assets at acquisition or upon the change from the cost method to the equity method, as applicable, is recorded as goodwill and amortized over its estimated economic benefit period.

                     Financial expenses in respect of borrowings used for the investment (shares and loans) in companies engaged solely in the construction of hotels or commercial centers were capitalized to the cost of the investment.

                     An other-than-temporary decline in the fair value of an investment in an autonomous investee is charged directly against any credit balance in the capital reserves for translation adjustments previously recorded in respect of this investment. The amount of the required provision in excess of the translation adjustment is charged to operations. If the translation adjustments are reflected by a debit balance, they are charged to operations together with the provision for the decline in investment's value.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              G. INVESTMENTS IN INVESTEES, VENTURE CAPITAL INVESTMENTS AND INVESTMENTS IN OTHER COMPANIES (CONT.)

                     Group investments in other companies and investments of subsidiaries constituting venture-capital funds in "venture-capital investments", as defined by Standard No. 1 of the Israeli Accounting Standards Board, have been included based on the lower of: cost net of allowances for other-than-temporary decline in value; or fair value, based on management's estimate.

                     Gain on share issuance to a third party by a company in the research and development stages has been recorded as deferred income and included in the annual results of operations as other income, at the higher of: (i) straight-line amortization over three years; or (ii) the Company's share in the investee's losses on an aggregated basis

              H.     FIXED ASSETS

                     (1) Fixed assets are stated at cost. Investment grants received by subsidiaries were deducted in arriving at the cost of the assets in respect of which the grant had been made.

                            The cost of the land and building construction includes, among other things, costs in respect of contractual obligations for the acquisition of land when the Group companies' obligations thereunder are finalized by each financial statement date (i.e., all major conditions required for the conclusion of the transaction and its implementation had been fulfilled) and their amounts determined. Amounts not yet paid by each balance-sheet date are presented, accordingly, as a liability.

                            Improvements   and  renovations   are   capitalized.
                            Maintenance and repair expenses are charged to operations as incurred.

                            Proceeds paid for assets acquired as part of a multiple-element agreement ("package") have been allocated to the cost of the assets on the basis of a valuation and in relation to their fair value in that package.

                            Financial expenses in real terms in respect of borrowings used for construction (including the acquisition of the related land) as well as direct supervision and construction costs incurred in the pre-operating period, have been capitalized to the cost of the buildings. As for the capitalization of borrowing costs - see item R below.

                            As for fixed assets acquired from companies having controlling interest in the Company - see item (N) below.

                     (2) Depreciation is computed by the straight-line method at annual rates considered sufficient to depreciate the assets over their useful lives. Leasehold improvements are amortized over the shorter of the estimated useful period or the lease period.

                            Annual depreciation rates follow:            %
                                                                 ----------------------------------
                            Freehold land                                 0
                            Leasehold land                        Over lease period
                            Hotels                                       1.5
                            Commercial centers                            2
                            Other buildings                            2 - 2.5
                            Building operating systems                    7   (average)
                            Other fixed assets (*)                     6 - 33 (mainly 10% - 20%)


                            (*) Consists of motor vehicles, aircraft, office furniture and equipment, machinery and equipment, computers and peripheral equipment, software, etc.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              I.     OTHER ASSETS AND DEFERRED EXPENSES

                     (1)    KNOW-HOW

                            Acquired know-how is stated at cost and amortized by the straight-line method over its estimated benefit period.

                     (2)    PRE-OPERATING HOTEL AND COMMERCIAL CENTER EXPENSES

                            Pre-operating costs of hotels and/or commercial centers (mainly - employee training, testing of systems and preparation of the hotels/commercial centers for opening, operation and occupancy) are stated at cost and amortized over a three-year period from commencement of full scale operations.

                     (3)    OPERATING COSTS RELATING TO INITIATION ACTIVITIES

                            Operating costs relating to initiation activities (prior to the finalization of the investment or land acquisition, etc.) are capitalized as incurred, when an investment or a property acquisition transaction is foreseen, and are charged to the cost of the investment or the real estate project upon the investment or acquisition. If the transaction is not reasonably expected to materialize or when the expected economic benefit of these costs is doubtful, these costs are charged to operations.

                     (4)    EXPENSES IN CONNECTION WITH OBTAINING LOANS

                            Expenses incurred in obtaining loans are capitalized as incurred and included in operations over the life of the loan and in relation to their balance.

                     (5)    COST OF OBTAINING LONG-TERM LEASES

                            Costs for obtaining long-term leases are capitalized when incurred and charged to operations over the lease period.

                     (6) Acquisition costs of a long-term service contract are stated at cost and amortized over the service period.

              J.     LONG-TERM RECEIVABLES AND LIABILITIES

                     (1) Long-term loans for a fixed period, which do not bear interest or that bear interest at below market rates, when the difference between the adjusted value of the balances and their present value at the time of loan receipt is material, are stated at present value (discounted at market interest rates in effect for similar loans). The effective interest is charged to operations over the term of the loan.

                     (2) Short-term supplier credit and other liabilities, as well as short-term bank borrowings used for establishing commercial centers and/or hotels and whose repayment sources are arranged by long-term financing agreements signed by the Company and its subsidiaries with financial institutions, have been included as long-term liabilities. Related repayment schedule disclosure is included with those of the corresponding long-term loans, in accordance with the relevant agreements with the lenders.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              K.     INCOME TAXES

                     Deferred taxes are calculated for temporary differences between income and expenses included in the financial statements and for tax purposes due to the difference between the adjusted value of non-monetary depreciable assets and the amount allowed for tax purposes (except for differences in respect of buildings), and for tax losses and deductions carried forward to future years. In addition, deferred taxes are recorded for differences between the fair values of identifiable assets and liabilities of subsidiaries upon acquisition of the investment therein (except for assets for which amortization is not allowable for tax purposes) and their values for tax purposes at that date. A deferred tax asset is created only when there is a reasonable likelihood that it will be realized against future taxable income. Deferred taxes are computed based on the tax rates expected to be in effect when they are realized, to the extent they are known at the financial statements preparation date.

                     Current and deferred income taxes relating to capital reserves from translation adjustments are included directly in capital reserves.

                     The deferred taxes do not include taxes which would be applicable in case of future realization of investments in subsidiaries, or upon the receipt of retained earnings as dividends, since for some subsidiaries, the receipt of dividends and/or earnings arising from their sale is tax-exempt and, for others, management's policy is not to sell and/or distribute earnings as a dividend or in any other manner in the foreseeable future in a manner that would create a material additional tax liability for the Group.

                     Regarding deferred taxes for exempted income from an approved enterprise, see Note 17.b.1.e below.

              L.     EXCHANGE RATES AND LINKAGE BASES

                     Assets and liabilities in foreign currency or linked thereto are stated on the basis of the exchange rate prevailing on the balance-sheet date.

                     Balances linked to various indices are stated on the basis of the relevant linkage terms of each linked asset or liability.

                     For details of consumer-price indices and exchange rates of foreign currencies - see Note 24A.

              M.     DERIVATIVE FINANCIAL INSTRUMENTS

                     (1) Financial instruments - see Note 24A.

                     (2) Derivative financial instruments which are designated for hedging existing assets or liabilities are charged to the statement of operations when the results deriving from those assets or liabilities are included in the statement of operations. Derivative financial instruments not designated for hedging purposes are stated at estimated fair value. Changes in their fair value during the reporting period are included in the statement of operations.

              N.     INVESTMENTS IN COMPANIES ACQUIRED FROM CONTROLLING
                     SHAREHOLDERS

                     Investments in investees, acquired from companies that are controlling shareholders of the Company, are included according to their adjusted value on the books of the transferring companies immediately prior to acquisition, in accordance with the Securities Regulations (Presentation of Transactions Between a Company and its Controlling Party in the Financial Statements), 1996. The difference between the price paid for that investment and the transferor's book value is recorded directly to shareholders' equity.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              O.     PURCHASE OF ASSETS IN CONSIDERATION FOR ISSUANCE OF SHARES

                     Issuance of shares of a non-public subsidiary to third parties for non-cash consideration (in consideration for assets and services) is recorded based on the fair value of the assets and services received.

              P.     REVENUE RECOGNITION

                     Revenues  from  hotel   operations  are   recognized   upon
                     performance of the service.

                     Revenues from leasing of assets and management fees, as well as other income relating to the activities of the commercial centers, are recognized pro rata over the term of the lease and/or the service provided.

              Q.     PROJECTS IN PROGRESS AND REVENUE RECOGNITION

                     Revenues from contractual work are recognized by the "percentage of completion" method, in accordance with Standard No. 4 of the Israeli Accounting Standards Board. The completion rate is determined by the proportion of the costs incurred to the total estimated cost, based on an evaluation made by the Company's engineers. The cost of long-term projects in progress includes direct costs and the allocated indirect expenses. Differences in estimates emerging at the stage of invoice approval are reflected in the year determined. Regarding projects for which a loss is anticipated, the expected losses are provided for in full.

              R.     RESEARCH AND DEVELOPMENT COSTS

                     Research  and   development   costs,   net  of  grants  and
                     participation of third parties (mainly the OCS), are included in operations, as incurred.

              S.     CAPITALIZATION OF BORROWING COSTS

                     The Company capitalizes borrowing costs in accordance with Standard No. 3 of the Israeli Accounting Standards Board; accordingly, both specific and non-specific borrowing costs are capitalized to qualified assets (assets in preparation or under construction not yet in designated use and whose preparation for this purpose requires a prolonged period of time). Non-specific borrowing costs are capitalized to these qualified assets or to that portion not financed by that specific borrowing by using a rate constituting a weighted average of the costs in respect of the Group's borrowings not specifically capitalized.

              T.     EARNINGS (LOSS) PER SHARE

                     Earnings (loss) per share have been computed in accordance with Opinion No. 55 of the ICPAI based on the weighted-average number of paid-up shares outstanding during the year net of shares held by a subsidiary.

                     The number of shares used for the computation of basic earnings (loss) per share take into account convertible securities or other rights to shares (including shares issued against non-recourse loans) (which are vested), if conversion or realization may reasonably be assumed. Diluted earnings (loss) per share take into account securities excluded from the basic earnings (loss) per share computation if their effect is dilutive. Net income used in the computation of diluted earnings (loss) per share has been reduced by the provision necessary, if any, assuming the full exercise of the investees' securities not taken into account in the computation of basic earnings
                     (loss) per share.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              U.     USE OF ESTIMATES

                     The preparation of financial statements in conformity with generally accepted accounting principles requires of Group companies' management to make estimates and assumptions affecting the reported balance-sheet amounts of assets and liabilities, disclosure of contingent assets and liabilities at the issuance date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual data and operating results may differ from these estimates.

              V.     NEW ACCOUNTING STANDARDS

                     (1) In October 2001 the Israeli Accounting Standards Board issued Standard No. 12, Cessation of Financial Statements Adjustment. According to this standard, the adjustment of financial statements for inflation will cease commencing January 1, 2003. Through
                            December 31, 2002 the Company, according to this standard, was required to continue preparation of adjusted financial statements in accordance with the existing pronouncements of the Institute of
                            Certified Public Accountants in Israel. Amounts presented in the December 31, 2002 balance sheet will serve as the opening, nominal balances at January 1, 2003.

                            In October 2001 the Israeli Accounting Standards Board issued Standard No. 13, Effect of Changes in Foreign Currency Exchange Rates. This standard addresses the translation of transactions denominated in foreign currency, as well as the translation of financial statements of a foreign operation, for inclusion in the financial statements of the reporting company.

                            The following is an outline of the major changes included in Standard No. 13:

                            Classification of foreign operations as an "autonomous unit" or as an "extension of the Company" requires the application of judgment and should be based on the indicators established in this standard. This approach differs from the existing principles, which require the fulfillment of several cumulative tests prior to the determination of a foreign activity as an "autonomous unit" and prohibit the application of judgment.

                            Translation of income and expense items as well as cash flow amounts of foreign operations constituting "autonomous units" based on the exchange rate in effect on the transaction/cash flow date or, due to practicality, using average exchange rates in effect during the reporting period. This differs from the current principles whereby the translation of all the autonomous unit's financial statement items is carried out based on the current exchange rates.

                            Adjustment of an autonomous unit's financial statements prior to their translation into the company's reporting currency, which, is always permitted under the existing principles, will be carried out only when the "autonomous unit" operates in a highly inflationary environment. In these cases, the closing exchange rates should be used for translation.

                            Goodwill created upon the acquisition of an "autonomous unit" will be treated as an asset of the "autonomous unit" and translated by using the closing exchange rates. This differs from current principles, according to which goodwill is deemed a non-monetary, independent item of the acquiring company.

                            A reduction in value of an investment in an "autonomous unit" will not result in the release to the statement of operations of amounts previously recorded as foreign currency differences in shareholders' equity. This rule constitutes an amendment to Opinion No. 68.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              V.     NEW ACCOUNTING STANDARDS (CONT.)

                     (1)   (CONT.)

                            In December 2002 the Israeli Accounting Standards Board issued Standard No. 17 concerning the postponement of the cessation date of adjusted financial statements as well as the postponement of the effective date of Standard No.13 ("Effects of Fluctuations in Foreign Exchange Rates"). According to Standard No.17, the reporting of nominal financial statements based on Standard No. 12 and the implementation of Standard No.13 are postponed by one year - to reporting periods commencing January 1, 2004.

                            The Company is currently examining the new standards but is unable, at this stage, to assess its impact on the financial statements of the period commencing with the effective date of the standard (January 1, 2004).

                     (2) In August 2002 the Israeli Accounting Standards Board published Standard No.14 (Interim Financial Reporting), which defines the minimal content of financial reporting for interim periods, including the disclosure required in the notes thereto and details the accounting principles pertaining to recognition and measurement issues to be implemented in interim financial reporting.

                            The major changes established by Standard No.14 in relation to current accounting principles:

                            o Disclosure requirements pertaining to segment income and expenses in respect of segments constituting the company's primary format for segment reporting.

                            o Provision for income taxes during the interim period will be accrued on the basis of the tax rate applicable to the expected annual pre-tax income, i.e., the estimated average annual income tax amount multiplied by the interim pre-tax income. This differs from the existing rules according to which provisions for income tax for the interim periods were established on the basis of data known at the end of the reported interim period.

                                 A carryforward tax loss in respect of which no deferred income tax amount had been provided does affect the average annual tax rate and, therefore, will be allocated over the interim period by the ratio of the income reported during the entire interim period divided by the estimated income for the year. Such practice differs from existing rules, according to which the determination of the provision for income taxes in the first interim period took into account previous years' carryforward losses.

                            o Should the estimated amount reported in the interim period change considerably during the reported year's last interim period without separate financial statements being published for that last interim period, then the nature and the amount of that change in estimate require disclosure in the annual financial statements for that particular fiscal year.

                            Standard No.14 should be implemented in interim financial statements for periods starting January 1, 2003. The Company is currently examining the provisions of the new standard but it is not possible at this stage to estimate its impact on the interim financial statements commencing in 2003.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              V.     NEW ACCOUNTING STANDARDS (CONT.)

                     (3) In January 2003 the Israeli Accounting Standards Board Standard issued Standard No.15 ("Impairment of Assets"). The standard sets forth, for the first time in Israel, the accounting treatment and method of presentation required in the event of asset impairment, and also establishes procedures to be implemented by the company in order to ensure that its assets are not presented in amounts exceeding the higher of their net selling price or their value in use ("recoverable amount'). This standard also identifies indicators that may point to the asset's impairment, the measurement principles for the recoverable amount of an individual asset or cash-generating unit, as appropriate, and for the loss resulting from the decline in value, the extent of the disclosure required in the financial statements in connection with the standard's application, the timing of the cancellation of a previously recorded provision for impairment etc. Standard No. 15 establishes that the recoverable amount must be assessed whenever indicators point to a possible impairment of an asset, with that impairment recorded as a loss in the statement of operations.

                            This standard will apply to financial statements for periods beginning on January 1, 2003 or thereafter, generally on a prospective basis. A loss incurred from an asset impairment, equaling the difference between the net book value at the standard's effective date and the recoverable amount at that time will be charged to operations as "cumulative effect at the beginning of the year of a change in an accounting method" if that loss had previously not been recognized because the total undiscounted future cash flows exceeded book value.

                            Until this standard's effective date, the Group companies had assessed the need for a computation of asset impairment based on the future cash flows expected from the holding and use of these assets in undiscounted values in accordance with the practice acceptable in Israel and based on US SFAS 121 ("Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of").

                            Upon the effective date of Standard No.15, Opinion No. 68 of the Institute of Certified Public Accountants in Israel will be amended so that if the value of an investment in a foreign autonomous investee becomes impaired and a translation adjustment was previously recorded to shareholders' equity in respect of this investment, it would no longer be permitted to record the related portion of these translation adjustments in the statement of operations upon recognition of impairment. As for the accounting treatment in accordance with the rules in effect on December 31, 2002 - see Note 2G above.

                            The Group companies are examining the recoverable value of certain owned investments and assets as well as the ramifications of the initial application of the provisions of the standard on their results for the first quarter of 2003. Moreover, the companies' managements believe, based on information available at the financial statements date, that no provision in material amounts for impairment of investments and/or assets will be required in the first quarter of 2003 and, accordingly, these companies would not incur material costs in the statement of operations for that period in connection with the standard's initial application.

              W.     RECLASSIFICATION

                     The comparative figures for prior years have been reclassified in order to conform with classifications used in the reported period, mainly due to the classification of activities sold during 2002, as discontinuing operations.

              X.     A statement  of cash flows has not been  presented  for the
                     parent   company  only  since  it  would  not  provide  any
                     significant additional information.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 3 - CASH AND CASH EQUIVALENTS

                                                              CONSOLIDATED                                 COMPANY
                                                    ---------------------------------------          ------------------
                                                                                 DECEMBER 31
                                                    ------------------------------------------------------------------
                                                    2002                 2002          2001          2002          2001
                                           ------------------------      ----          ----          ----          ----
                                           INTEREST     CONVENIENCE
                                             RATE       TRANSLATION
                                               %          US$'000                       (IN THOUSAND NIS)
                                           -------      -----------      ----------------------------------------------
               In foreign currency:
                 US dollar                 0.3-2.5         20,845        98,743     292,805        13,153       2,087
                 Euro                      Mainly 2.75     13,748        65,125       2,854        57,806          --
                 Other (mainly Forint)     Mainly 7.0(1)    8,060        38,183      23,586            --          --
                In NIS                     7.2-8.4          2,831        13,412      44,378         4,677       3,556
                                                           ------       -------     -------        ------       -----
                                                           45,484       215,463     363,623        75,636       5,643
                                                           ======       =======     =======        ======       =====


               (1) Variable rate.

NOTE 4 -      SHORT-TERM DEPOSITS AND INVESTMENTS

              A.     COMPOSITION:

                                                              CONSOLIDATED                                 COMPANY
                                                    ---------------------------------------          ------------------
                                                                                 DECEMBER 31
                                                    ------------------------------------------------------------------
                                                    2002                 2002       2001          2002          2001
                                           ------------------------      ----       ----          ----          ----
                                           INTEREST     CONVENIENCE
                                             RATE       TRANSLATION
                                               %          US$'000                       (IN THOUSAND NIS)
                                           -------      -----------      ----------------------------------------------

                     DEPOSITS IN BANKS
                       AND FINANCIAL
                        INSTITUTIONS
                                            Mainly
                       Dollar-linked (*)    Libor+/-0.3   127,881       605,785     582,446     429,462       406,666
                       Euro-linked (**)     Euribor-1.5     7,545        35,741      25,858          64        24,807
                       Zlote-linked             7.0           109           518      23,946          --            --
                       Pound
                         Sterling-linked        1.0           431         2,041          --          --            --
                       Australian
                         dollar-linked      3.0-3.3         1,075         5,094          --       5,094            --
                       Forint-linked            6.0         1,389         6,582          --          --            --
                       Unlinked (**)        6.7-8.9         5,497        26,038      38,858      26,038        38,826
                                                          -------       -------     -------     -------       -------
                                                          143,927       681,799     671,108     460,658       470,299
                                                          -------       -------     -------     -------       -------

                     MARKETABLE
                       SECURITIES (1)
                       Dollar-linked                         813          3,851      13,677       1,765        10,981
                       Unlinked                            1,282          6,074       9,038       6,017         9,037
                                                          -------       -------     -------     -------       -------
                                                           2,095          9,925      22,715       7,782        20,018
                                                          =======       =======     =======     =======       =======
                     (1) COMPOSITION:
                         Shares                            1,944          9,210      13,026       5,927        10,329
                         Corporate
                           debentures                         --             --       1,082          --         1,082
                         Government
                           bonds                             151            715       8,607       1,855         8,607
                                                          -------       -------     -------     -------       -------
                                                           2,095          9,925      22,715       7,782        20,018
                                                          =======       =======     =======     =======       =======

(*)  A total of NIS 412 million is used as security for short-term borrowings
    (also see Note 13 below).


(**)Used as security for transactions in derivative financial instruments.

              B. LIENS - see Note 18D.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 5 - TRADE ACCOUNTS RECEIVABLE

                                                                                     CONSOLIDATED
                                                                      ------------------------------------------
                                                                                     DECEMBER 31
                                                                         2002            2002          2001 (*)
                                                                         ----            ----          --------
                                                                      CONVENIENCE
                                                                      TRANSLATION
                                                                      -----------
                                                                        US$'000           (IN THOUSAND NIS)
                                                                      ------------------------------------------
                     Outstanding balances (mainly dollar-linked)      15,742           74,573           45,166
                     Less: allowance for doubtful accounts            (4,279)         (20,270)         (10,621)
                                                                      ------          -------          -------
                                                                      11,463           54,303           34,545
                                                                      ======          =======          =======
                     (*) Reclassified

NOTE 6 - RECEIVABLES AND OTHER CURRENT ASSETS

                                                              CONSOLIDATED                             COMPANY
                                                     -----------------------------------     ---------------------------
                                                                           YEAR ENDED DECEMBER 31
                                                     ----------------------------------------------------------
                                                        2002          2002      2001 (*)     2002 (*)      2001
                                                        ----          ----      --------     --------      ----
                                                     CONVENIENCE
                                                     TRANSLATION
                                                       US$'000                   (IN THOUSAND NIS)
                                                     --------------------------------------------------------------------

               Government agencies in Israel
                 and abroad                            5,882        27,864     38,560         2,469        712
               Prepaid expenses                        1,819         8,618      4,312         1,674      1,510
               Employees                                 127           602        312            --         46
               Advances to suppliers                     308         1,457        472            --         --
               Receivables in respect of the
                 realization of medical equipment
                 (MRI)                                 3,190        15,112         --            --         --
               Control Center Group companies
                 (Mainly EIL)                            913         4,324      4,154            --        226
               Other                                   1,762         8,346     10,677           392        198
                                                      ------        ------     ------         -----      -----
                                                      14,001        66,323     58,487         4,535      2,692
                                                      ======        ======     ======         =====      =====

              (*) Reclassified.

NOTE 7 - INVENTORY

                                                                     CONSOLIDATED
                                                       ---------------------------------------
                                                                     DECEMBER 31
                                                       ---------------------------------------
                                                          2002            2002        2001 (*)
                                                          ----            ----        --------
                                                       CONVENIENCE
                                                       TRANSLATION
                                                         US$'000          (IN THOUSAND NIS)
                                                       -----------        -----------------

              Hotel inventory and hotel beverages      665               3,151          3,468
                                                       ===               =====          =====



              (*) Reclassified.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 8 - DEPOSITS, DEBENTURES, LOANS AND LONG-TERM RECEIVABLES

              A.     COMPONENTS:

                                                                                          CONSOLIDATED
                                                                            ----------------------------------------
                                                                                           DECEMBER 31
                                                                            ----------------------------------------
                                                                                2002         2002        2001 (*)
                                                                                ----         ----        --------
                                                                            CONVENIENCE
                                                                            TRANSLATION
                                                                            -----------
                                                                              US$'000           (IN THOUSAND NIS)
                                                                              -------           -----------------

                     Deposits with banks and financial institutions (1)       69,818         330,735       394,073
                     Debentures convertible into shares                           --              --        20,479
                     Loans to holders of rights in affiliates (2)              5,509          26,095        28,300
                     Loan (3)                                                  2,872          13,605        11,809
                     Deferred income taxes                                     2,464          11,673        10,216
                     Receivables and other current assets                        801           3,795         4,604
                                                                              ------         -------       -------
                                                                              81,464         385,903       469,481
                     Less: allowance for doubtful accounts                    (2,309)        (10,940)       (4,540)
                                                                              ------         -------       -------
                                                                              79,155         374,963       464,941
                       Less: current maturities                               (4,350)        (20,605)      (65,839)
                                                                              ======         =======       =======
                                                                              74,805         354,358       399,102
                                                                              ======         =======       =======

              (*)    Reclassified.

                     (1) Includes, primarily, NIS 280 million in US dollars, bearing an annual variable interest of Libor+0.7%; NIS 40 million in Hungarian forint bearing annual interest of Libor - 3%.

                            Deposits pledged as security for the repayment of loans obtained by Group companies and/or to secure guarantees provided by them in favor of third parties have been included as amounts due concurrent to the loan repayment dates or release of guarantees for which they had been pledged (see Note 15c).

                     (2) Loans to the management company of companies that it controls.

                            A loan of NIS 7.9 million is linked to the US dollar, bears annual interest of Libor+1% and is due on December 31, 2006. A loan of NIS 15.8 million may be converted into shares - see Note 18a(3) below. Should B.H. decide not to exercise the option, the loan would then be subject to the linkage terms, interest and repayment outlined above. The amounts of money due to the management company from the Group companies in respect of its rights in the hotels owned by them (see Note 10b(1) b above), other than hotel management fees (see Note 10b(1) c above) will be used as security for the repayment of the loans. Loans totaling NIS 2.4 million, which are linked to the US dollar, do not bear interest and their repayment date has not yet been determined. B.H. has not received any other security for the abovementioned loans.

                     (3) The loan is linked to the CPI, is unsecured, bears no interest and is due no later than October 30, 2005.

              B.     REPAYMENT DATES:

                                                                                            DECEMBER 31 2002
                                                                                   ----------------------------------
                                                                                   CONVENIENCE
                                                                                   TRANSLATION
                                                                                   -----------
                                                                                     US$'000      (IN THOUSAND NIS)
                                                                                   -----------    -----------------
                    2003 - Current maturities                                         4,350             20,605
                    2004                                                                317              1,500
                    2005                                                              2,872             13,605
                    2006                                                              1,717              8,134
                    2007 and thereafter                                                  53                250
                    Undetermined                                                (*)  72,155        (*) 341,809
                                                                                     ------            -------
                                                                                     81,464            385,903
                                                                                     ======            =======
                    (*) See Note - 15C.

              C.  LIENS - see Note 18D.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 9 -      VENTURE-CAPITAL INVESTMENTS

              A.  COMPOSITION - CONSOLIDATED:

                                                                                                 CONSOLIDATED
                                                                                ----------------------------------------
                                                                                                 DECEMBER 31
                                                                                ----------------------------------------
                                                                                       2002          2002          2001
                                                                                       ----          ----          ----
                                                                                   CONVENIENCE
                                                                                   TRANSLATION
                                                                                   -----------
                                                                                     US$'000          (IN THOUSAND NIS)
                                                                                     -------          -----------------

                     MEDICAL IMAGING LTD. ("EMI") - SEE B.(2) BELOW:
                         THROUGH - ELBIT COMMUNICATION & TECHNOLOGY B.V

                         Olive Software Inc. ("Olive")                                 --             --          24,973

                         THROUGH - SUPERIOR INVESTMENTS LTD

                         Easy Run Ltd. ("E.R.")                                        --             --          14,690
                                                                                     ----           ----          ------
                                                                                       --             --          39,663
                         Provision for impairment of investments                       --             --           4,703
                                                                                     ----           ----          ------
                         Total - Elbit                                                 --             --          34,960
                                                                                     ----           ----          ------

                     ELSCINT GROUP LTD. ("ELSCINT") - SEE B(3) BELOW:
                         (THROUGH ELSCINT BIOMEDICAL LTD.)

                         Gamida Cell Ltd. ("Gamida")                                   --             --          27,846
                         Other                                                         --             --           1,672
                                                                                     ----           ----          ------
                         Total - Elscint                                               --             --          29,518
                                                                                     ----           ----          ------
                                                                                       --             --          64,478
                                                                                     ====           ====          ======

              B.     ADDITIONAL INFORMATION:

                     (1) Certain Group investments are carried out through venture-capital funds, as defined in Standard No. 1 of the Israeli Accounting Standards Board, engaged in the investment and management of high-tech companies in Israel and abroad. These companies - which have not yet attained financial stability - are engaged in research and development activities. The value of these investments is thus contingent upon the continued activity of the investee companies, which involves certain risks stemming from the nature of their activity including the uncertainty associated with the ultimate success of the product development and marketing potential. It is, therefore, difficult to objectively estimate the fair value of most of these investments due to the lack of a verifiable market-value; nevertheless, the funds' managements are of the opinion that the fair value of the investments are not lower than their cost (net of provisions for decline in values).

                     (2) The Company agreed, in principle, to receive telecom and multi-media consultation services from an employee of the EIL Group, in exchange for which it would grant the right to purchase a given percentage (to be agreed upon by the parties) of the Company's holdings in the investee companies, at the Company's cost (shares and shareholders' loans).

                            Due to the slowdown in the telecoms sector and in light of the long period of time that has elapsed since the last investments carried out by the venture-capital funds owned by the venture-capital investments company, the Company's management has at this stage (starting the fourth quarter of 2002) temporarily postponed additional investments through these venture-capital funds. Consequently, the Company's management believes that in accordance with the nature and level of their current activity, the venture-capital funds that it owns have, in fact, lost at this stage their status as such and, accordingly, the investments in Olive and E.R have been classified in the financial statements as of December 31, 2002 as investments in affiliates.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 9 - VENTURE-CAPITAL INVESTMENTS (CONT.)

              B.     ADDITIONAL INFORMATION (CONT.):

                     (3) Elscint Biomedical Ltd. ("EBL") entered into agreements with a company controlled by its former chief executive officer ("the CEO"), within the framework of which he was entitled to shares representing 2% of EBL's issued and outstanding share capital in exchange for their par value. In addition, it was decided to make venture-capital investments in EBL whereby EBL would invest 92% and the CEO - 8%. For financing his investment, EBL would provide the CEO a non-recourse loan bearing interest of Libor plus 1%. It was also established that should this or the consultation agreement be cancelled, EBL would be entitled to acquire the holdings of the CEO in the venture-capital investments (in whole or in part) at cost and/or based on their market value, as applicable (based on the acquisition date). In the fourth quarter of 2002 EBL and the CEO terminated their agreement. Within the framework of this termination, Elscint transferred the rights of the CEO in EBL and in the venture-capital investments to its ownership as a repayment of the loans it had provided him for their acquisition. The parties have not yet signed an agreement for waiving and/or settling any mutual claims (if any). Elscint's management estimates that in any event no additional costs are expected in respect of the agreements' termination beyond those already reflected in the financial statements.

                            Concurrent with the termination of the employment contract, as noted, Elscint's management temporarily postponed additional investments in the biotechnology field through EBL. Consequently, Elscint believes that in light of the volume as well as nature of its present activity it has, in fact, lost at this stage its status as a venture-capital fund and, accordingly, has classified the EBL investment in Gamida as "an investment in an affiliate", and its investments in other venture-capital investments as "investment in other companies".

NOTE 10 -  INVESTMENTS IN INVESTEE AND OTHER COMPANIES

              A.     COMPOSITION AND ACTIVITY:

                                                                                                   CONSOLIDATED
                                                                               ------------------------------------------------
                                                                                                    DECEMBER 31
                                                                               ------------------------------------------------
                                                                                  2002                2002                 2001
                                                                                  ----                ----                 ----
                                                                               CONVENIENCE
                                                                               TRANSLATION
                                                                               -----------
                                                                                 US$'000          (IN THOUSAND NIS)
                                                                                 -------          -----------------
                      AFFILIATED COMPANIES:

                      Shares (1):
                       Cost (*)                                                    25,180            119,279                 --
                       Accumulated losses, net                                       (625)            (2,962)                --
                      Adjustment arising from translation of autonomous
                        investees' financial statements                               (68)              (322)                --
                                                                                   ------            -------             ------
                         Total shares                                              24,487            115,995                 --
                      Debentures convertible into shares (2)                        2,373             11,240                 --
                      A loan (3)                                                      682              3,233                 --
                                                                                   ------            -------             ------
                                                                                   27,542            130,468                 --
                      Provision for impairment of investment (4)                    6,837             32,387                 --
                                                                                   ------            -------             ------
                                                                                   20,705             98,081                 --
                      OTHER COMPANIES- at cost (5)                                    997              4,723             22,638
                                                                                   ------            -------             ------
                                                                                   21,702            102,804             22,638
                                                                                   ======            =======             ======

                      (*) Including - goodwill:

                                                                                  COST              NET BOOK VALVE
                                                              -------------------------------------------------------
                                                                AMORTIZATION                DECEMBER 31
                                                                   RATE           -----------------------------------
                                                                    %             2002           2002            2001
                                                                ------------      ----           ----            ----
                                                                                     (IN THOUSAND NIS)
                                                              -------------------------------------------------------
                                                                    10             79,700             49,800       --
                                                                  ====             ======             ======     ====

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 10 -  INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

              A.     COMPOSITION AND ACTIVITY: (CONT.)

                     (1) A. GAMIDA CELL LTD. ("GAMIDA")

                            Elscint, through a wholly owned subsidiary Elscint Biomedical ("Bio") holds 37.1% of the capital and voting rights in Gamida Cell Ltd. ("Gamida") and the rights to appoint 25% of the members of its Board of Directors.

                            Gamida is engaged in the development of technology for multiplying ("expansion") of stem cells harvested from cord blood. The expanded stem cells could potentially be used for bone marrow replacement for cancer patients, for genetic therapy, and at a later stage, for the regeneration of organs and tissues.

                            Some of the shares held by Bio are ordinary shares and some are preferred shares with liquidation preference and anti-dilution rights. Bio has options to be exercised by 2005, to receive an additional 0.7% in consideration for U.S.$ 165 thousand. Should all the securities of Gamida in circulation be exercised, Bio's share in Gamida will decline to 33.6%.

                            Subsequent to the balance sheet date, Gamida signed a memorandum of understanding with Teva Pharmaceuticals Ltd. ("Teva"), in the framework of which Teva will invest an amount of U.S.$ 3 million in Gamida against an allotment of shares in it at a rate of 9%. Implementation of the investment is subject to signing a detailed agreement between the parties.

                            In addition, Gamida signed an additional memorandum of understanding with Teva, in the framework of which Teva was given an option for future cooperation with Gamida, with regard to the technology that Gamida is developing, and subject to conditions agreed between the parties.

                         B. VCON TELECOMMUNICATIONS LTD. ("VCON")

                            Vcon is a public company whose shares are traded on the French Stock Exchange (Nouveau Marche), engaged in the field of long range audio and video-conferencing equipment using various telecommunication infrastructures. Vcon's products faciliate video-conferencing and have been designed primarily for business, distance learning and governmental markets.

                            Within the framework of an investment agreement between Elbit Ultrasound (Netherlands) BV ("EUN") - a Dutch corporation owned by the Company - and Vcon, concluded in August 2002, a portion of the Vcon debentures held by EUN and totaling $2 million were converted into 2 million shares. As a result, EUN holds 20.3% of the ownership and control rights in Vcon as well as the right to appoint one of the nine members of the board of directors. Accordingly, the investment of EUN in Vcon has been included by the equity method starting the fourth quarter of 2002.

                            The value of EUN's holding of Vcon's shares, on the basis of their quoted price on the stock-exchange in France, at December 31, 2002 amounted to NIS 6 million. The Company's adjusted net book value at that time was NIS 19 million.

                            In addition, EUN was given the right to acquire during the three years following the agreement date up to 1.3 million options in exchange for $0.3 per each option. These options may be exercised into non-marketable ordinary options of Vcon within three years from their grant, in exchange for an exercise price of $1.40 per share (subject to adjustments). These options may not be transferred to a third party without the consent of Vcon.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 10 -  INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

              A.     COMPOSITION AND ACTIVITY: (CONT.)

                     (1)    (CONT.)

                         B. VCON TELECOMMUNICATIONS LTD. ("VCON") (CONT.)

                            Following the conclusion of this transaction, EUN holds 2.5 million out of the total 4.5 million outstanding debentures (see (2) below). Assuming an exercise of the rights to acquire the options, EUN would also hold approximately 2.0 million out of 4 million outstanding options, which may be exercised into shares at various exercise prices up to $18.00 (mostly up to $2.00) per option. In addition, there are 4.0 million options outstanding, which were issued to employees (of which 1.5 million are already exercisable) which may be exercised into shares at exercise prices mostly ranging from $1.20 to $6.0 per option. Assuming the conversion of all the convertible debentures into shares and the exercise of all the outstanding options, the share of EUN in Vcon would be approximately 30%.

                            The conversion of part of the convertible securities is contingent upon the advance approval of the Chief Scientist while the sale of the shares issued by the conversion of options or debentures to a third party prior to their registration for trade is subject to restrictions under the securities regulation in the US and /or France.

                            Within the terms of the agreement, Vcon undertook to register its shares (including those resulting from the conversion and options exercise), within 18 months of the agreement's conclusion, for trade on the Nouveau Marche in France.

                            Due to the continued considerable gap between the market value of Vcon shares and the Company's investment cost therein, the Company considered it necessary to examine the fair value of its investment in Vcon. On the basis of this examination and based on an economic valuation (by an independent financial and economic consultation company), management decided to include in the Company's financial statements an impairment provision of NIS 10.9 million for the investment.

                         C. OLIVE SOFTWARE INC. ("OLIVE")

                            Olive is engaged in the development and marketing of products enabling a transparent link between the newspapers' traditional printing systems and the world of e-publishing. These products enable newspapers and magazines to automatically present their printed edition on the Internet, while supporting e-commerce applications, personalization and interactive advertising. In addition, the company develops and markets digital archive services for newpapers and libraries.

                            Through EUN, the Company owns 36.2% of the equity and voting rights in Olive as well as the right to appoint 25% of its board of directors. The shares held by EUN have liquidation preference (i.e., receipt of the Company's investment in Olive, plus interest of Libor + 2% per annum, before any distribution to shareholders holding ordinary or lower-rank preferred shares) as well as anti-dilution rights. Olive and its shareholders decided to modify the terms of the investment of EUN such that its holding percentage would increase by 5%. A final agreement in respect thereof has not yet been signed. Due to Olive's negotiations with
                            potential   investors   in  it,   on  the  basis  of
                            fair-value estimates, the Company's management has decided to include in these financial statements a provision of NIS 14 million for the decline in the value of its investment in Olive. Should all of Olive's outstanding convertible securities be converted into shares, the Company's share in Olive would be diluted to 33%.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 10 -  INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

              A.     COMPOSITION AND ACTIVITY: (CONT.)

                     (1) (CONT.)

                         D. EASY RUN LTD.  ("E.R.")

                            E.R is engaged in the development and marketing of "call centers" solutions, which support under one platform, diversified infrastructure from historical telephonia to futuristic telecom equipment (IP switchboards) and modern e-commerce applications
                            (Web).

                            The Company's investment in ER was carried out through Superior Investments Ltd. ("Superior"). The process of transferring the investment to Superior has not yet been concluded. Through Superior, the Company holds 30% of the equity and voting rights in ER as well as the right to appoint one of the board of directors' five members. The Company holds ordinary as well as liquidation shares (as defined in the investment agreements), before any distribution to the ordinary or (the lower-ranked) preferred shareholders as well as anti-dilution rights. Due to delays in the achievement of business goals by ER and in light of the lack of trading in its shares, the Company's management decided to include in these financial statements a provision, which, at December 31, 2002, amounted to about NIS
                            7.5 million in respect of the decline in value of its investment in ER.

                            Accompanying financial statements of the affiliates referred to above have not been presented in the Company's financial statements since they are not significant to the latter's business.

                     (2) Debentures of $ 2 million bearing annual interest of 2%, whose principal is repayable in equal consecutive quarterly installments between March 2004 and December 2006. These debentures will be convertible (in whole or in part), at any time, into non-traded shares of Vcon, at a conversion price of $ 1.00 per share (subject to adjustments).

                            To effect repayment of the interest accrued on the existing debentures as well as interest accruable through redemption, the Company will be issued an additional non-interest bearing debenture of $475 thousand, repayable at the end of five years from issuance. This debenture may be converted, in whole or in part, to non-traded shares of Vcon at a conversion rate of $1.40 per share.

                            These debentures will have second priority as to Vcon's repayment of bank loans and have an identical repayment priority to the $2m-debenture issued to a third party. As security for the repayment of the debentures, Vcon will record a second-ranking lien on all its assets in favor of the Company and a third party (pari passu), with priority over all other pledges other than those granted to the banks and subject to their consent. The debentures are not transferable to a third party without the consent of Vcon.

                            For additional information regarding the limitation on conversion of the debentures into shares and/or the sale of the underlying shares, as well as contingencies for the transaction's completion - see 1b.

                     (3) The loan is linked to the US dollar, bears interest of Libor + 2% and is due in May 2003. The loan is convertible into ER liquidation-preference shares with anti-dilution rights. In addition, the Company provided a guarantee of $90 thousand in favor of a bank as security for a loan granted by it to ER. The Company is committed to increase the ER loan up to $100 thousand.

                     (4)    Against  capital   reserves  of  NIS  12.8  million,
                            arising from translation adjustments.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 10 -  INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

              A.     COMPOSITION AND ACTIVITY (CONT.):

                     (5)    COMPOSITION:

                                                                                         CONSOLIDATED
                                                                                         DECEMBER 31
                                                                            -----------------------------------
                                                                               2002           2002         2001
                                                                               ----           ----         ----
                                                                            CONVENIENCE
                                                                            TRANSLATION
                                                                            -----------
                                                                              US$'000         (IN THOUSAND NIS)
                                                                            -----------    --------------------
                            Vcon Telecommunications Ltd.                        --               --        18,953
                            Algotec System Ltd.   (i)                          778            3,685         3,685
                            Other (ii)                                         219            1,038            --
                                                                               ---            -----        ------
                                                                               997            4,723        22,638
                                                                               ===            =====        ======

                            (i) Shares entitling 18.4% of the capital and voting rights.

                            (ii) Loans to companies engaged in the biotechnology field, linked to the US dollar, bearing prevailing market interest rates and convertible into shares of the borrowing companies, upon the fulfillment of certain conditions, as defined in the agreements. The balance of NIS 260 thousand is presented net of the allowance of doubtful accounts.


                                                                                         CONSOLIDATED
                                                                                         DECEMBER 31
                                                                            -------------------------------------
                                                                               2002           2002           2001
                                                                               ----           ----           ----
                                                                            CONVENIENCE
                                                                            TRANSLATION
                                                                            -----------
                                                                              US$'000         (IN THOUSAND NIS)
                                                                            -----------    ----------------------
                     CONSOLIDATED COMPANIES:
                     Shares -                                               240,183      1,137,769   (*) 1,013,362
                     Company's shares held by a consolidated
                       company                                               (8,669)       (41,065)        (41,065)
                                                                            -------      ---------       ---------
                     TOTAL SHARES                                           231,514      1,096,704         972,297
                     Loans                                                   69,526        329,349     (*) 317,519
                                                                            -------      ---------       ---------
                                                                            301,040      1,426,053       1,289,816
                                                                            =======      =========       =========
              (*) Reclassified.

                     THE INVESTMENT ACTIVITY DURING 2002 FOLLOWS:

                                                                                         (IN THOUSAND NIS)
                                                                                         -----------------

                    BALANCE AT THE BEGINNING OF THE YEAR                                   972,297

                    ACTIVITY DURING THE YEAR:

                    Investment in shares                                                       862
                    Provision for impairment of investment                                  (2,785)
                    Share in profits                                                       123,814
                    Dividends                                                              (54,775)
                    Adjustment arising from translation
                      of autonomous investees' financial statements                        57,291
                                                                                         ---------
                    BALANCE AT THE END OF THE YEAR                                       1,096,704
                                                                                         =========

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 10 -  INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)


              B. ADDITIONAL INFORMATION CONCERNING INVESTMENT IN INVESTEE COMPANIES

                     (1) HOTELS SEGMENT - BEA HOTELS GROUP ("B.H.")

                         A. GENERAL

                            In September 1999, the Company acquired Bea Hotels N.V., (a company incorporated in Holland), which
                            owns   hotels    (both    operational    and   under
                            construction), from BEA Holding B.V. ("BEA") - a company controlled by EIL.

                         B. ADDITIONAL  DATA  CONCERNING  THE HOTELS HELD BY THE
                            B.H. GROUP

                            (1) VICTORIA HOTEL C.V. - A LIMITED PARTNERSHIP ("VHCV")

                            The Victoria Hotel in Amsterdam is owned by a limited partnership registered in Holland. VHCV is held by a subsidiary of the Company ("VEII") and an additional company, a member of the Red Sea Hotels Group - 50% (directly and indirectly) by each party (hereafter - "the Limited Partnership"). VHRI - a company owned by the Limited Partnership - is the general partner in the partnership and manages VHCV's business under agreement.

                            The limited partners in the VHCV Limited Partnership, which serve as directors in VHRI, may be held jointly and severally liable for the obligations of the limited partnership.

                            (2)  SHAW HOTEL HOLDING B.V. ("SHH")

                            On completion of the reorganization process of the structure of holdings of hotels in England in December 2002, the Shaw Park Plaza Hotel in London will be owned by SHH, which is incorporated in Holland and 35% of its share capital is held by B.H., 35% - held by the Red Sea Hotels Group while the balance of the shares (30%) are held by another corporation (hereinafter - "the Shareholders"). On December 31, 2002 SHH also held (indirectly) also the shares of the Hotel's operating company (hereinafter - "ERO"). Concurrently with the leasing of the Hotel to a third party ("the Lessee"), ERO entered into an agreement with the Lessee to sell the hotel's operations (including the portfolio of customers, the inventories and goodwill).

                            The shareholders and the companies controlled by them have an agreement between themselves in the framework of which the terms of holding the shares in SHH, inter alia, have been arranged. The agreement stipulates that every shareholder has the right to appoint up to 2 directors, where every director will have voting power in proportion to the number of shares of the shareholder appointing him and proportionally to the number of directors on behalf of that shareholder present at the meeting, without giving a casting vote to the Chairman of the Board of Directors or the Chairman of the General Meeting, as the case may be. Decisions regarding the companies' budgets will be taken after obtaining the agreement of every shareholder. Decisions at meetings of the Board of Directors and General Meetings will be passed by a majority, but a number of important matters have been decided where the decision must be unanimous.

                            Park Plaza Hotels Europe Ltd. (hereinafter - "the Management Company") has an option to receive 10% of the share capital of SHH (out of the holdings of the Company and of the Red Sea Hotels Group and proportionally to their holdings - 5% each party), in consideration for participation at a rate of 10% in all investments of shareholders, up to the date of realizing the option. The validity of the option has been extended by agreement up to December 31, 2004. No extension agreement has yet been signed between the parties. If the option is exercised, the holdings of B.H. in SHH will be reduced to 30%.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 10 -  INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

              B.     ADDITIONAL   INFORMATION  CONCERNING  INVESTMENT  IN
                     INVESTEE COMPANIES (CONT.)

                     (1) HOTELS SEGMENT - BEA HOTELS GROUP ("B.H.") (CONT.)

                            B. ADDITIONAL DATA CONCERNING THE HOTELS HELD BY THE B.H. GROUP (CONT.)

                                 (3)  GRANDIS NETHERLANDS HOLDING B.V.
                                      ("GRANDIS")

                                      B.H. holds 45% of the rights in Grandis, a
                                      Dutch   corporation   holding  a  sublease
                                      interest  in  the  "Sherlock  Holmes  Park
                                      Plaza  Hotel",  an  operational  hotel  in
                                      London.  A  further  45% of the  remaining
                                      rights   are  held  by  a  Red  Sea  Group
                                      subsidiary, with the balance of 10% held by a management company.

                                      The  shareholders  of Grandis  have agreed
                                      that  the  shares  held by the  management
                                      company would not carry any voting rights.
                                      In order to achieve this,  the  management
                                      company has granted  B.H.  and the Red Sea
                                      Group  subsidiary  a power of  attorney to
                                      vote  jointly  in its name and in the name
                                      of  the   management   company   in  every
                                      shareholders meeting and in every matter requiring the decision of shareholders. B.H. is entitled to appoint one director (of two) in Grandis.

                                 (4)  RIVER BANK HOTEL HOLDING B.V. ("RBH")

                                      On   completion   of  the   reorganization
                                      process of the structure of the hotels' holdings in England, from December 2002, RBH - a company incorporated in Holland - will hold the leasehold rights of land on the banks of the Thames River in London. B.H. holds 45% of the rights of RBH, an additional 45% are held by the Red Sea Group and 10% are held by the management company. Among the shareholders of RBH it was agreed that the shares, which are held by the management company, will have no voting rights whatsoever.

                                 (5)  VICTORIA LONDON HOTEL HOLDING B.V. ("VLH")

                                      On completing  the  reorganization  of the
                                      structure  of  the  hotels'   holdings  in
                                      England in December  2002, VLH - a company
                                      incorporated  in  Holland  - will hold the
                                      ownership  rights  in  the  land  and  the
                                      Victoria Park Plaza Hotel,  built on it in
                                      London.  B.H.  holds 50% of the  rights in
                                      VLH, an additional 45% are held by the Red
                                      Sea   Group   and  5%  are   held  by  the
                                      management company. It was agreed between the shareholders of VLH that the shares held by the management company will have no voting rights whatsoever, thus the voting rights are divided 50% to B.H. and 50% to the Red Sea Group.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 10 -  INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

              B. ADDITIONAL INFORMATION CONCERNING INVESTMENT IN INVESTEE COMPANIES (CONT.)

                     (1) HOTELS SEGMENT - BEA HOTELS GROUP ("B.H.") (CONT.)

                         B. ADDITIONAL DATA CONCERNING THE HOTELS HELD BY THE
                            B.H. GROUP (CONT.)

                            (6)  PARK PLAZA HOTEL (SANDTON) (PTY) LTD.
                                 ("SANDTON")

                                      B.H. owns (through a company  incorporated
                                      in Holland) 33.3% of the rights in a hotel
                                      operating  in  South  Africa,  which is in
                                      turn  owned  by  Sandton.   The  remaining
                                      rights  are held  (indirectly)  by the Red
                                      Sea Group and another  company (which is a
                                      related party to the  management  company)
                                      (33.3%   to   each   party)   (hereinafter
                                      together - "the Shareholders").

                                      The  agreement   establishing   the  Dutch
                                      incorporated  holding  company  stipulates
                                      that each  party has the right to  appoint
                                      one director and that the  resolutions  of
                                      the  Board of  Directors  and the  General
                                      Meetings  will  be  passed  by a  majority
                                      vote;   however,   it  was  resolved  that
                                      certain  key  matters   would   require  a
                                      unanimous decision.

                                      The parties to the  agreement are entitled
                                      to and are liable for in equal  shares all
                                      the rights and obligations  connected with
                                      and/or  relating to the hotel,  to Sandton
                                      and to the hotel's operating company,  and
                                      this includes,  inter alia, the obligation
                                      to   provide    credit,    guarantees   or
                                      shareholders' capital, as necessary for the acquisition and/or operation of the hotel.

                            (7)  SC BUCURESTI TOURISM S.A. ("BUCURESTI")

                                      i.  B.H. holds all the rights (in capital,
                                          voting and the  rights to appoint  all
                                          directors)  in a company  known as BEA
                                          Hotels  Eastern  Europe B.V.  ("BHEE")
                                          (incorporated in Holland) which holds,
                                          indirectly  - through  a wholly  owned
                                          and controlled  company,  incorporated
                                          in   Romania   ("Domino")   -  69%  of
                                          Bucuresti.  Bucuresti  owns a  complex
                                          including an hotel, an apartment hotel
                                          and  a  restaurant,  situated  in  the
                                          center  of  Bucharest,  Romania  ("the
                                          Bucuresti  Complex").   Bucuresti  was
                                          purchased   through  a   privatization
                                          tender    published   by   the   State
                                          Ownership   Fund   of   the   Romanian
                                          government    ("SOF").    The   tender
                                          procedure  was  approved by a decision
                                          of the Supreme  Court of Romania.  The
                                          cost of the  acquisition of the rights
                                          in  the  complex   (including  related
                                          costs of the purchase) totaled NIS 172
                                          million.

                                          The   acquisition  of  the  rights  in
                                          Bucuresti  was  carried out within the
                                          framework   of   a    memorandum    of
                                          understanding    ("MOU")    for    the
                                          establishment  of a joint  venture  in
                                          which  80% of the  rights  were  to be
                                          held by B.H.  and 20% of the rights by
                                          an unrelated third party ("Third Party
                                          Shareholder").  Based on the  terms of
                                          the MOU,  B.H.  is entitled to receive
                                          100%  of   Domino's   profits   to  be
                                          distributed  as  dividends  up  to  an
                                          aggregate  amount of U.S.$ 2  million.
                                          Income   above  this  amount  will  be
                                          distributed  according to the ratio of
                                          holdings (80%: 20%).

                                          In addition,  B.H. has a Put Option to
                                          demand    that   the    Third    Party
                                          Shareholder  increase  its  percentage
                                          shareholding  (in accordance  with the
                                          cost of the full  investment) from 20%
                                          to  50%  for  the  period  and  on the
                                          conditions   as  agreed   between  the
                                          parties.   The  parties  undertook  to
                                          finance the  renovation  of the hotel,
                                          should this be required. Should one of
                                          the parties not provide the  financing
                                          in  proportion   to  its  share,   its
                                          holdings  will be diluted based on the
                                          mechanism to be agreed.

                                          In December  2001 all of the shares in
                                          Domino were transferred to BHEE.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 10 -  INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

              B. ADDITIONAL INFORMATION CONCERNING INVESTMENT IN INVESTEE COMPANIES (CONT.)

                     (1) HOTELS SEGMENT - BEA HOTELS GROUP ("B.H.") (CONT.)

                     B. ADDITIONAL DATA CONCERNING THE HOTELS HELD BY THE B.H. GROUP (CONT.)

                            (7)  SC BUCURESTI TOURISM S.A. ("BUCURESTI") (CONT.)

                                      i.  (Cont.) As a result of a dispute which
                                          arose between B.H. and the Third Party
                                          Shareholder  regarding  compliance  by
                                          the Third Party  Shareholder  with its
                                          obligations to provide  indemnities to
                                          B.H.  pertaining  to  the  results  of
                                          certain matters pending against Domino
                                          (the circumstances and causes of which
                                          arose  prior to the  signature  of the
                                          MOU  concluded  between the parties in
                                          respect   of   the    acquisition   of
                                          Bucuresti),  B.H  is  withholding  the
                                          shares of the Third Party  Shareholder
                                          (20%)   in   BHEE  as   security   for
                                          compliance    by   the   Third   Party
                                          Shareholder with its  obligations,  so
                                          that formally B.H. is,  therefore,  on
                                          the   issuance   date   of   financial
                                          statements,  the  owner of 100% of the
                                          capital  and voting  rights in Domino.
                                          The  results  of this  dispute  do not
                                          have  an  effect  on  the  results  of
                                          operations  of B.H.  for the  reported
                                          periods  and/or  on the  amount of its
                                          shareholders'  equity  as at  December
                                          31, 2002.

                                          BHEE  filed a monetary  claim  against
                                          the  Third  Party   Shareholder  as  a
                                          result of its  failure to comply  with
                                          the  terms of the  indemnity  given by
                                          it,  within  the  framework  of  which
                                          attachments were imposed on the assets
                                          of the  Third  Party  Shareholder.  In
                                          October    2002   the   Third    Party
                                          Shareholder  filed an application with
                                          the Court to  transfer  the dispute to
                                          arbitration  in  accordance  with  the
                                          provisions  of the MOU. BHEE filed its
                                          objection to this application,  and in
                                          December  2002 the court  rejected the
                                          Third Party Shareholder's  application
                                          to    transfer    the    dispute    to
                                          arbitration.  As a result, in February
                                          2003 the Third Party Shareholder filed
                                          a statement of defense relating to the
                                          claim.

                                      ii. An  application  submitted to the High
                                          Court of  Romania to cancel the tender
                                          under  which  Domino   purchased   the
                                          controlling  shares of Bucuresti,  was
                                          rejected  by the  Court.  This  ruling
                                          could be  appealed  to the High Court.
                                          Up to  the  date  of  approval  of the
                                          financial  statements  no  appeal  has
                                          been  filed.  As the period of time to
                                          serve an appeal has passed,  the legal
                                          advisors of Domino  consider that this
                                          matter  may  be  considered  as  being
                                          closed.  An  additional  claim for the
                                          cancellation   of  the   tender,   the
                                          cancellation     of     the     entire
                                          privatization   process   relating  to
                                          Bucuresti  and  the   cancellation  of
                                          Domino's rights in Bucuresti's  shares
                                          has been  filed  with the  Magistrates
                                          Court in  Bucharest,  Romania.  In the
                                          pre-trial  hearing which took place on
                                          March 6, 2003 the Court  rejected  the
                                          claim in limine.

                                     iii. A criminal  investigation  carried out
                                          against   a   number    of    suspects
                                          (including  former officers in SOF who
                                          were  involved  in  the  privatization
                                          process and the sale of control in the
                                          Bucuresti  Hotel to Domino) for events
                                          relating  to the  period  prior to the
                                          acquisition of control in Bucuresti by
                                          B.H.,  culminated  in the filing of an
                                          indictment  against  17  accused.  The
                                          hearings  in  these  proceedings  have
                                          been deferred  until  September  2003.
                                          These criminal proceedings may have an
                                          indirect effect on the validity of the
                                          privatization  and thereby an indirect
                                          effect   on    Domino's    rights   in
                                          Bucuresti,   despite   the  fact  that
                                          Domino is not an accused  party  under
                                          the indictment. Domino's legal counsel
                                          cannot  estimate  at  this  stage  the
                                          results of the criminal proceedings or
                                          their  effect  on  Domino's  rights in
                                          Bucuresti.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 10 -  INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

           B. ADDITIONAL INFORMATION CONCERNING INVESTMENT IN INVESTEE COMPANIES (CONT.)

                     (1) HOTELS SEGMENT - BEA HOTELS GROUP ("B.H.") (CONT.)

                         B. ADDITIONAL DATA CONCERNING THE HOTELS HELD BY THE
                            B.H. GROUP (CONT.)

                            (7)  SC BUCURESTI TOURISM S.A. ("BUCURESTI") (CONT.)

                                      iv. The Third Party  Shareholder (a former
                                          shareholder  in  Domino - see i above)
                                          cancelled  the  partnership  agreement
                                          that it made with another  third party
                                          ("the   Plaintiff")   regarding  their
                                          joint  investment  in Domino  prior to
                                          its   acquisition   by  B.H.,  on  the
                                          grounds  of   non-compliance   by  the
                                          Plaintiff    with   its    fundamental
                                          obligations   under  the   partnership
                                          agreement.  As a result, the Plaintiff
                                          filed a  monetary  claim in the courts
                                          in Romania  against Domino and others,
                                          for an  amount of $ 2.5  million,  for
                                          commissions  allegedly  due  to  it in
                                          terms     of    the     abovementioned
                                          partnership  agreement,  and to  which
                                          Domino  was a  party.  Domino's  legal
                                          advisors  in  respect  of this  matter
                                          estimate  that the  Plaintiff  will be
                                          unable,  for  procedural  reasons,  to
                                          complete the  proceedings  relating to
                                          the  claim.  This  claim is covered by
                                          the  indemnity  given  to B.H.  by the
                                          Third Party Shareholder.

                                          On  the  date  of   approval   of  the
                                          financial   statements  an  additional
                                          claim filed against  Domino by another
                                          third party is  pending,  in which the
                                          main reliefs  claimed under it are the
                                          payment  of the same  commission  of $
                                          2.5  million  in  accordance  with the
                                          partnership agreement mentioned above,
                                          and the  cancellation  of an agreement
                                          with  a  bank  in  Israel  within  the
                                          framework   of  which  the  shares  of
                                          Domino in  Bucuresti  were  pledged in
                                          favor of the bank.

                                          The Company received an indemnity from
                                          the Third  Party  Shareholder  against
                                          these claims (see i above).

                                          In  Domino's  opinion,  based on legal
                                          advice received,  these claims have no
                                          legal or contractual basis whatsoever,
                                          and  the  third  party  has  no  legal
                                          standing    to   make   its    claims.
                                          Accordingly,  no  provision  for these
                                          claims is  included  in the  financial
                                          statements.

                                      v.  In the  framework  of an  agreement to
                                          establish  a joint  company  owned  by
                                          Bucuresti and a third party, which was
                                          signed  prior  to the  acquisition  of
                                          Bucuresti  by B.H.,  that third  party
                                          undertook  to invest $ 27  million  in
                                          the   said   joint   company   and  in
                                          consideration  Bucuresti  undertook to
                                          transfer  its rights in the  Bucuresti
                                          Complex to the  ownership of the joint
                                          company. As that third party failed to
                                          meet   its   obligations,    Bucuresti
                                          cancelled the partnership contract and
                                          also filed an application to the Court
                                          to  liquidate  the joint  company.  At
                                          this stage, the parties are litigating
                                          regarding  the sole  authority  of the
                                          Romanian    Courts    to    issue   an
                                          instruction  to  liquidate  the  joint
                                          company and not regarding the transfer
                                          of rights in the Bucuresti  Complex to
                                          the joint  company.  If  Bucuresti  is
                                          forced to  transfer  its rights in the
                                          Bucuresti   Complex   to   the   joint
                                          company,  then its rights in the hotel
                                          are   likely   to   be   significantly
                                          prejudiced.  B.H.'s  management  is of
                                          the opinion that it is not  reasonable
                                          that   as  a   result   of  the   said
                                          proceedings  Bucuresti  will be forced
                                          to   transfer   its   rights   in  the
                                          Bucuresti   Complex   to   the   joint
                                          company.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 10 -  INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

              B.     ADDITIONAL   INFORMATION  CONCERNING  INVESTMENT  IN
                     INVESTEE COMPANIES (CONT.)

                     (1) HOTELS SEGMENT - BEA HOTELS GROUP ("B.H.") (CONT.)

                         B. ADDITIONAL DATA CONCERNING THE HOTELS HELD BY THE B.H. GROUP (CONT.)

                            (7)  SC BUCURESTI TOURISM S.A. ("BUCURESTI") (CONT.)

                                      vi. In addition, certain legal proceedings
                                          are being  conducted in Romania within
                                          the  framework  of which it is claimed
                                          that resolutions passed at the general
                                          meetings of shareholders of Bucuresti,
                                          were  not   validly   adopted   -  for
                                          procedural  reasons only - and are not
                                          binding.  Some  of  these  proceedings
                                          were  approved  by  the  Court  and in
                                          respect  of  others  Domino  has filed
                                          appeals,    while    some   of   these
                                          proceedings   were   rejected  by  the
                                          Courts.

                                          B.H.'s  management  is of the  opinion
                                          that  the  claims  are   spurious  and
                                          tendentious and that these claims will
                                          not significantly affect B.H.'s rights
                                          in the shares of Bucuresti  and in the
                                          Bucuresti Complex owned by it.

                                    vii.  Two   claims   are   pending   against
                                          Bucuresti,    which    challenge   its
                                          ownership in its properties (including
                                          an appeal  relating  to the  period of
                                          the   State's    ownership    of   the
                                          properties  which are the  subject  of
                                          the  claim,   prior  to  the  sale  of
                                          Bucuresti's shares to Domino).  One of
                                          the  claims  is   rejected,   but  the
                                          plaintiffs  have the  right to  appeal
                                          this ruling,  and  regarding the other
                                          claim, the legal advisors are not able
                                          to estimate the outcome.

                                   viii. There are legal proceedings against Domino and/or Bucuresti ("the Companies") regarding various activities  carried  out in the normal
                                          course of business, for a total amount
                                          of $ 160  thousand.  In the opinion of
                                          B.H.'s management, B.H. will not incur
                                          any significant  additional costs over
                                          and  above   those   included  in  the
                                          provision in the financial statements.

                            (8)  PROVISION FOR IMPAIRMENT IN VALUE OF
                                 INVESTMENTS

                                          Repeated    postponements    in    the
                                          execution  of  infrastructure  work by
                                          the  Belgium  authorities  next to the
                                          hotel owned (but not  controlled) by a
                                          Belgium    investee   have   adversely
                                          affected  its  activity.  In  light of
                                          these postponements  Elscint deemed it
                                          necessary  to  reexamine  the adjusted
                                          value of its investment in the company
                                          owning  the  hotel.   Following   that
                                          examination  Elscint  included  in its
                                          financial  statements  a provision  of
                                          NIS 23.2 million as an  adjustment  of
                                          that  investment's  value  to its fair
                                          value  (NIS  11.3  million  -  against
                                          capital   reserves  from   translation
                                          adjustments  and NIS 11.9 million - in
                                          "other income (expenses)" (see Note 2g
                                          above)).   The   fair   value  of  the
                                          investment  was  determined  based on,
                                          among   other   things,   a  valuation
                                          obtained    from    an     independent
                                          appraiser.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 10 -  INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

              B.     ADDITIONAL   INFORMATION  CONCERNING  INVESTMENT  IN
                     INVESTEE COMPANIES (CONT.)

                     (1) HOTELS SEGMENT - BEA HOTELS GROUP ("B.H.") (CONT.)

                            C.   HOTEL MANAGEMENT AGREEMENTS

                                 (1) HOTELS IN HOLLAND (OWNED BY VHCV AND UVH), HOTEL IN BELGIUM (OWNED BY AP) AND A HOTEL IN ENGLAND (OWNED BY SHH, GRANDIS AND VLH)

                                      The Park Plaza  Hotels  Europe Ltd.  ("the
                                      Management  Company")  owns the concession
                                      to use the Park  Plaza  brand  name and to
                                      operate   hotels   under  its   management
                                      system.

                                      The  hotels  are  directly  managed by the
                                      management   company,  in  return  for  an
                                      annual fee of 7% of the operating  profit.
                                      The companies  also share in the necessary
                                      expenses   incurred   by  the   management
                                      company   in   the   performance   of  its
                                      contractual   obligations.    Should   the
                                      companies sell the hotels owned by them or
                                      should  the  control in any one of them be
                                      transferred   to  a   third   party,   the
                                      companies   are  to  pay  the   management
                                      company an amount calculated as being 7% of the (gross) operating profit of the year preceding that sale or transfer. In such case, VHCV is also to pay 2.5% of any gain derived from the sale of the hotel.

                                      Information pertaining to the leasing of SPP Hotel to an unrelated hotel company is provided in Note11c.1 See (2) below.

                                      With  regard to the hotel  owned by AP, it
                                      has been agreed that should the  operating
                                      profit  (gross)  of the hotel be less than
                                      Euro 1,735  thousand (NIS 8,623  thousand)
                                      during  each  of the  first 5  years,  the
                                      management  company is obligated to pay an
                                      amount  equal  to the  difference  between
                                      that  amount  and the amount of the actual
                                      (gross) operating  profit.  Implementation
                                      of this  condition  has been  postponed by
                                      agreement of the parties,  and the parties
                                      are discussing amending or rescinding this
                                      condition.   Accordingly,   the  financial
                                      statements    do   not   include    income
                                      receivable.

                                 (2) ANDRASSY 25 KFT. ("ANDRASSY") - HOTEL UNDER CONSTRUCTION

                                      In  December  2002  the  hotel  management
                                      company ("HMC") signed a 20-year agreement
                                      with  Andrassy  (which  owns the rights in
                                      the  (preserved)  National Ballet Building
                                      for  operating  the  hotel  following  the
                                      building's  renovation and conversion into
                                      a hotel.  In  exchange,  the  operator  is
                                      entitled   to   receive  a  basic   salary
                                      equaling  a  percentage   of  the  (gross)
                                      revenues, plus a management fee equaling a
                                      percentage  of the operating  income.  The
                                      operator   guarantees  that  the  adjusted
                                      operating  income  will not be lower  than
                                      fixed amounts stipulated in the agreement.
                                      Moreover,  Andrassy  participates in other
                                      expenses  incurred  by HMC and which  were
                                      required    within   the    framework   of
                                      fulfillment   of   its    responsibilities
                                      (marketing expenses etc.). This agreement is contingent upon the approval of the boards of directors of the two contracting companies.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 10 -  INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

              B.     ADDITIONAL   INFORMATION  CONCERNING  INVESTMENT  IN
                     INVESTEE COMPANIES (CONT.)

                     (1) HOTELS SEGMENT - BEA HOTELS GROUP ("B.H.") (CONT.)

                            D.   FRANCHISE AGREEMENTS

                                 Within the terms of the management agreements B.H. Group companies ("the Companies") were granted a secondary franchise by the management company permitting the use of the name "Park Plaza" in consideration for monthly royalties of up to 3% of the gross hotel-room revenues ("the Franchise Agreement").

                                 The Companies undertook to indemnify Park Plaza International and related parties for any claim, damage or expense incurred by it in connection with the hotels or the performance of Park Plaza International's commitments under the agreement. The Franchise Arrangement is to remain in force throughout the entire period of the management agreements.

                            E.   SUBSIDY   IN  RESPECT   OF   PARTICIPATION   IN
                                 HOTEL-EMPLOYEE WAGES

                                 Under Belgian law, under certain conditions, companies that create employment opportunities are entitled to receive a subsidy from the government in the form of a contribution towards the salary of employees, based on the amount of the investment to create such positions, up to a certain maximum limit.

                                 Due to a dispute between AP (a subsidiary) and the Belgium government concerning AP's status in connection with the scope and applicability of the subsidy's provisions, the previous years' financial statements did not include any income in respect of participation in hotel employees' wages. In September 2002 the government approved for AP such a subsidy totaling (euro)1.09 million (net of a commission) and, accordingly, this amount was included in 2002 as a participation in wage costs.

                     (2) COMMERCIAL CENTER AT THE HERZLIYA MARINA

                            A. In September 1999 a subsidiary of Elscint (SLS) signed an agreement with the Herzliya Marina Limited Partnership ("the Partnership"), and Herzliya Marina (Holdings) Ltd. ("the Limited Partner") - a company in which Control Centers Ltd. holds a majority of the shares, entitling holders to management rights in the partnership, as well as the majority of shares entitling holders to voting rights. Pursuant to the agreement, SLS acquired the commercial and entertainment center being constructed by the Partnership at the marina. Completion of the transaction is contingent upon the transfer of the real estate (which is dependent, among other things, on the completion of certain activities by the partnership, and receiving certain approvals from various authorities to carry out the activities) and registration in the name of the purchaser in the Israel Lands Registry. As of the issuance date of these financial statements, the land has not been transferred to SLS. To secure the Partnership's commitments under the above agreement, 90% of the proceeds were deposited in trust until satisfaction of all the obligations under this agreement.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 10 -  INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

              B.     ADDITIONAL   INFORMATION  CONCERNING  INVESTMENT  IN
                     INVESTEE COMPANIES (CONT.)

                     (2) COMMERCIAL CENTER AT THE HERZLIYA MARINA (CONT.)

                            B. In April 2002, SLS entered into an agreement with a company in the Control Center group (hereinafter - "contractor"), in accordance with which the contractor undertook to complete the construction of the Commercial Center, including development as defined in the agreement, for a consideration of $57.7 million, which is to be paid based on the progress of the work (hereinafter - "the Work Consideration"). The consideration amount was set based on a calculation of the remaining work as of March 1, 2002. The amount of the Work Consideration was determined on the basis of a calculation of the work remaining to be performed as of March 1, 2002. As of December 31, 2002, the cost of fee work accrued in SLS's books for the contract amounted to $16.8 million. The work covered by the agreement does not include specific activities, which were detailed in the agreement (mainly - planning, marketing, license fees and supervision), the cost of which is to be borne by SLS. In addition, the agreement provides that the contractor is to bear the cost of alterations for tenants, based on specifications in the agreement. The contractor undertook to deliver the Commercial Center to SLS, ready for commercial operation ("turn key"), no later than March 2003.

                                 The consideration for alterations not included in the specifications is to be determined based on a mechanism described in the agreement. As of the issuance date of these financial statements the agreement had not yet been closed. Upon execution of the agreement, SLS is to pay to the contractor an advance of $3 million on account of the Work Consideration and, concurrently, the contractor is to provide SLS with a bank guarantee to the extent of 5% of the Work Consideration. In addition, SLS is obligated, as part of the agreement, to assign all of its rights and obligations to the contractor under agreements, which it signed with various suppliers, except for those specified in the agreement. The agreement includes a number of conditions, the breach of which is considered as a fundamental breach, which confers the remedies stated in the agreement. The agreement was approved by the General Meeting of Elscint's shareholders.

                            C. SLS's agreements for leasing the commercial space are for an average term of 5 years and they are generally on standard conditions. The rentals comprise a basic rent per sq. m. and in certain cases a percentage of turnover. The agreements include, among other stipulations, provisions requiring the tenant to contribute to the advertising expenses of the commercial center while under construction, management fees etc.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 10 -  INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

              B.     ADDITIONAL   INFORMATION  CONCERNING  INVESTMENT  IN
                     INVESTEE COMPANIES (CONT.)

                     (3) COMMERCIAL CENTERS IN CENTRAL AND EASTERN EUROPE

                            A.   GENERAL

                                 In September 2000, Elbit Ultrasound (Netherlands) BV ("EUN") under the terms of an agreement acquired from BEA Holding BV ("BEA" a subsidiary of EIL) all of its holdings in Plaza Centers (Europe) BV ("PC"), which up to then held half of the rights of the Commercial and Entertainment Centers in Eastern Europe ("Commercial Centers"). BEA undertook to indemnify PC and/or EUN during a seven-year period from the Closing Date for any damage or expense suffered by PC and/or EUN as a result of any breach of commitment or representation made by BEA in the PC Agreement.

                                 In addition, an agreement between EUN and Red Sea Hotels Group companies ("the sellers") was finalized in September 2000 for the acquisition by EUN of the outstanding half of the rights in the above commercial centers. In addition, EUN assumed all liabilities and guarantees provided by the sellers to the commercial centers. EUN undertook to indemnify the sellers and/or additional companies and the Red Sea Hotels Group for any damage or expense suffered by them as a result of these liabilities.

                                 Shortly thereafter, EUN transferred its holdings in the project companies to PC against shareholder loans. Following completion of the above two transactions, EUN holds all the rights in PC, while also holding - directly and through PC - all the rights in these commercial centers.

                                 During the course of implementing the procedures necessary for final approval of the transaction, EIL announced that - following the publication of the Company's results for 2002 - an evaluation is to be made on the gross revenues of nine commercial centers which had been appraised for 2001 and 2002 on the basis of which appraisal the PC acquisition had been effected as compared to actual gross revenues. Should the actual revenues be lower than the estimated revenues, as were used to determine the appraised value of the centers, then a revised valuation is to be obtained by multiplying the average actual revenues for 2001 and 2002 by 10. If the revised valuation of the centers is lower than the appraised valuation, EIL is to indemnify EUN for one half of the difference. On the basis of actual gross-income data as included in the financial statements for those years, Company management believes that EUN will not be indemnified at all in respect of the established formula.

                            B.   ADDITIONAL INFORMATION CONCERNING THE
                                 COMMERCIAL CENTERS HELD BY PLAZA CENTERS ("PC")

                                 1.   GENERAL

                                      Each   commercial   center  is  ordinarily
                                      operated   through  a   separate   company
                                      ("Project  Company"),  so  that PC in fact
                                      holds  companies  that own the  rights  in
                                      operational  centers  or in sites on which
                                      commercial  centers are to be constructed.
                                      The development and  establishment  of the
                                      centers,  as well as the related financing
                                      and  current   operating   activities  are
                                      carried   out  by  PC,   directly   and/or
                                      indirectly, through its subsidiaries.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 10 -  INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

              B.     ADDITIONAL   INFORMATION  CONCERNING  INVESTMENT  IN
                     INVESTEE COMPANIES (CONT.)

                     (3) COMMERCIAL CENTERS IN CENTRAL AND EASTERN EUROPE

                            B.   ADDITIONAL    INFORMATION    CONCERNING   THE
                                 COMMERCIAL CENTERS HELD BY PLAZA CENTERS ("PC") (CONT.)

                                 2.   PRINCIPAL AGREEMENTS FOR PROPERTY LEASES

                                      PC is committed under principal agreements
                                      with   several   organizations   to  lease
                                      commercial space in its Project Companies'
                                      centers  (built  or that  will be  built).
                                      Control  Centers  is a party  to one  such
                                      agreement.    Principal   agreements   are
                                      ordinarily   entered   into  with  tenants
                                      designated   as   "anchors",   who   lease
                                      relatively large spaces,  for long periods
                                      of time.  In principle,  these  agreements
                                      bind PC and the Project Companies to grant
                                      those  anchors  detailed  leases  for  the
                                      rental of space in every commercial center
                                      ("Detailed   Agreement").   The  principal
                                      agreements   grant  the   anchor   tenants
                                      exclusivity for the rental of space in the
                                      commercial    centers    (in   any    area
                                      appropriate to a tenant).

                                      The  Detailed  Agreements  are  ordinarily
                                      prepared  in  a  standard  form  for  each
                                      anchor tenant, and stipulate that the rent
                                      payments are to comprise  basic rental per
                                      square  meter or in certain  circumstances
                                      the higher of a rental per square meter or
                                      a  specified  percentage  of the  tenant's
                                      turnover.  In  certain  circumstances  the
                                      rental   fees  are  a   function   of  the
                                      occupancy rate of the specific  commercial
                                      center.   The  Detailed   Agreements   are
                                      ordinarily  signed for terms  ranging from
                                      between  five  to  ten  years  (from  each
                                      center's   opening  date)  and  include  a
                                      tenant's renewal option for fixed terms of
                                      from five to ten years,  at  predetermined
                                      and  stipulated  rental fees. The Detailed
                                      Agreements  include  provisions   granting
                                      options  entitling the tenant to determine
                                      the lease in case certain  minimum targets
                                      are not met, contain  restrictions against
                                      leasing areas to third  parties  active in
                                      competing  activities  etc. In addition to
                                      the  Detailed   Agreements,   the  Project
                                      Companies also enter into lease agreements with other tenants, in each commercial center.

                                 3.   COMMITMENTS

                                      As  of  December   31,  2002  the  Project
                                      Companies are party to  pre-contracts  for
                                      land acquisition  which are subject to the
                                      satisfaction    of   specified    material
                                      conditions prior to the signing of a final purchase agreement, amounting to a total of Euro 12.6 million (NIS 62.7 million).

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 10 -  INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

              B.     ADDITIONAL   INFORMATION  CONCERNING  INVESTMENT  IN
                     INVESTEE COMPANIES (CONT.)

                     (3) COMMERCIAL CENTERS IN CENTRAL AND EASTERN EUROPE

                         B. ADDITIONAL    INFORMATION    CONCERNING   THE
                            COMMERCIAL CENTERS HELD BY PLAZA CENTERS ("PC") (CONT.)

                            4. COORDINATION, PLANNING, SUPERVISION AND MANPOWER SERVICES

                                 A. The following are the commitments of the Company and its subsidiaries with Control Centers Ltd. ("CC") and/or companies under its control:

                                      (1) A  framework   agreement   to  provide
                                          coordination,  planning, execution and
                                          supervisory   services  in  connection
                                          with   the    establishment   of   the
                                          commercial  centers by Control Centers
                                          (or by companies  owned by CC).  These
                                          services    are   to    include    the
                                          coordination  and  supervision  of the
                                          entire  planning phase of the projects
                                          initiated  by the  Company,  including
                                          the  selection  of   consultants   and
                                          planners  and  carrying  out  relevant
                                          negotiations  with  them.  CC (or  its
                                          representative)  is to be  remunerated
                                          at  a  rate   of  5%  of  the   actual
                                          development  costs  incurred  for each
                                          project  (excluding  the  cost  of the
                                          land,   general   and   administrative
                                          expenses and  financial  expenses) for
                                          provision  of  these  services.  These
                                          services  are to be provided  for each
                                          separate project as agreed upon by the
                                          parties.  These  payments will be paid
                                          to CC based on milestones  established
                                          in the  agreements.  In  addition,  CC
                                          will   be    entitled    to    receive
                                          reimbursement for reasonable  expenses
                                          directly   incurred   by  it  in   the
                                          appointment of  consultants  (to carry
                                          out the agreed  services) at an amount
                                          not  to  exceed   $50   thousand   per
                                          project.

                                      (2) An  agreement  with Jet Link  Ltd.,  a
                                          company   controlled  by  CC  for  the
                                          supply of air transportation services,
                                          with  payment  based on the price list
                                          of  Jet  Link   Ltd.,   net  of  a  5%
                                          discount.

                                 B. PC has entered agreements with third parties for the supply of manpower, management, supervisory and logistic services, for a commission payment.

                                 C. An agreement between the Company, PC, EUN and a company controlled by PC's President (Triple-S), under which Triple-S is to provide services - through its controlling party who also functions as PC's CEO - to include initial feasibility, location of suitable sites and negotiations for acquisition, obtaining real estate financing, supervision and coordination of development and construction work as well as additional related services. Triple-S is to receive a monthly fee of $40 thousand (NIS 190 thousand) for these services. In addition, the controlling individual of Triple-S is to be reimbursed for living and other normal expenses. Triple-S is entitled to receive from PC a monthly loan of $5 thousand, at market interest rates and repayable no later than December 31, 2004.

                                      This agreement will be in effect until December 31, 2003.The Company is entitled to terminate the service agreement, at any time, by giving 90 days advance notice.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 10 -     INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

              B.     ADDITIONAL   INFORMATION  CONCERNING  INVESTMENT  IN
                     INVESTEE COMPANIES (CONT.)

                     (3) COMMERCIAL CENTERS IN CENTRAL AND EASTERN EUROPE

                            B.   ADDITIONAL    INFORMATION    CONCERNING   THE
                                 COMMERCIAL CENTERS HELD BY PLAZA CENTERS ("PC") (CONT.)

                                 5. AGREEMENT OF SHAREHOLDERS IN SADYBA CENTRE S.A. ("SADYBA")

                                      Sadyba owns and operates a commercial center in Warsaw, Poland.

                                      PC  holds  50% of the  ownership  in,  and
                                      control of,  Sadyba,  which  includes  the
                                      right to appoint its  directors.  Sadyba's
                                      Board resolutions  require a majority vote
                                      (legal  quorum - at least one director per
                                      party) to be  passed.  Resolutions  deemed
                                      fundamental to its business  activities as
                                      well as other material  decisions  require
                                      the  approval of all the  directors  and a
                                      majority of the shareholders.  A committee
                                      is to supervise Sadyba's operations,  with
                                      each shareholder entitled to appoint three
                                      out of its six members.  Any  voluntary or
                                      non-voluntary     transaction    involving
                                      Sadyba's shares requires the supervisory committee's approval.

                                      PC's partner in Sadyba (50%) has been granted a put option, exercisable until September 2003, to compel PC to acquire the partner's shares in Sadyba at a price computed as the multiple of 8 times the operating income (before depreciation and financing), as defined in the agreement, net of long-term liabilities.

                                      PC was granted a call option to compel its partner to sell to PC the partner's shares in Sadyba, at a price computed as the multiple of 9.5 times the operating income (before depreciation and financing), net of long-term liabilities. This option is exercisable within 30 days following the expiration of the put-option period.

                                 6. In February 2002, PC completed a transaction on the basis of an agreement in principle originating during 2001 for the acquisition of companies holding full ownership and control of three shopping and entertainment centers in Hungary with a total area of approximately 75,000 square meters, for a consideration of Euro
                                      47.2  million  (NIS  234.6  million).  The
                                      consideration reflects a gross value of the centers acquired (before deducting long-term financing) of Euro 111.2 million (NIS 552.6 million).

                                      The parties  decided  that,  in  addition,
                                      they  would  prepare a  reconciliation  in
                                      respect   of   the   acquired   companies'
                                      working-capital  upon their acquisition by
                                      PC. Such a reconciliation has not yet been
                                      prepared  by the  approval  date of  these
                                      financial   statements.   PC's  management
                                      estimates   that   the   outcome   of  the
                                      reconciliation will not materially affect amounts and/or results of the transaction.

                                      Assets in the  amount  of NIS 617  million
                                      were  included  in the  December  31, 2002
                                      balance sheet. Revenues,  operating income
                                      and net  income  included  during the year
                                      ended   December  31,  2002   amounted  to
                                      approximately  NIS  73  million,   NIS  26
                                      million and NIS 34 million, respectively.

                                 7.   LIENS - see Note 18D below.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 10 -  INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

              B. ADDITIONAL INFORMATION CONCERNING INVESTMENT IN INVESTEE COMPANIES (CONT.)

                     (3) COMMERCIAL CENTERS IN CENTRAL AND EASTERN EUROPE

                         B. ADDITIONAL  INFORMATION  CONCERNING THE COMMERCIAL
                            CENTERS HELD BY PLAZA CENTERS ("PC") (CONT.)

                         8. PROVISION FOR IMPAIRMENT IN VALUE OF INVESTMENTS

                            Due to the continued devaluation of the euro in relation to the Hungarian forint, coupled with the deterioration in the operating parameters of some of the project companies, the Company deemed it necessary to reexamine the adjusted value of its investments in the project companies. The Company included in its financial statements an after-tax net provision of NIS 33.1 million, against capital reserves from translation adjustments, in respect of the adjustment of the value of these owned investments to their fair value (see Note 2g above). The investments' fair value has been determined on the basis of valuations of the commercial centers owned by those companies, obtained from external appraisers.

                     (4) INSIGHTEC - IMAGE GUIDED TREATMENT LTD. ("IGTX")

                         A. Through  December  31, 2001 EUN had (in trust by the
                            Company), 100% of the ownership and control of IGTX, a company engaged in the development and manufacture of non-invasive methods for the treatment of (malignant and benign) blood vessel tumors and localized injection of medication, and the development of decision support systems for operating rooms and trauma units.

                         B. Through  December 31, 2001 Texonics Ltd.  (Texonics)
                            was held by IGTX and GE Medical Systems (GEMS) ("the shareholders"). The shareholders' agreement provided that should any additional shareholder investments and/or shareholders' loans be required for Texonics, the shareholders would be required to provide them ratably to their relative percentage holdings in Texonics, and any party not so contributing would have its holdings diluted on the basis of a formula set out in the agreement. As at December 31, 2001 GEMS had not provided its quota of shareholders' loans as required, and therefore its holdings in Texonics were diluted to 5% while, concurrently, the holdings of IGTX therein had increased to 95%. In accordance with the agreement GEMS was given an option to sell its holdings in Texonics to IGTX for $1.25 million or in exchange for royalties on Texonics' sales at rates and over periods stipulated in the agreement for the acquisition of know-how from GEMS.

                         C. IGTX has an employee  share option plan in operation
                            in accordance with Section 102 of the Income Tax Ordinance, under which it has issued 2.5 million options to a trustee. These options will be released to the employees, upon vesting and may be exercised into shares at an exercise price of NIS 0.01 per share. The options vest over a four-year period from the grant date. Under this plan, IGTX has designated 2,106,000 shares for employees options for which were granted as of December 31, 2002. The rights to 1,314,063 shares of that amount were vested as of December 31, 2002. The exercise period has been set for seven years from the date of grant. The employees will bear any tax burden under law for the plan. Regarding shares had by the trustee not yet designated for employees, IGTX's shareholders' meeting approved, after the balance sheet date, to allot the shares under two additional plans - see
                            (f) and (g) below. In addition, IGTX has an option plan for its directors for the purchase of 150,000 shares. Of this amount, 100,000 options have been granted, exercisable into 100,000 ordinary shares of IGTX, for an exercise price of $3.33 per option. The vesting period is 4 years from the grant date. As of December 31, 2002, 75,000 options were vested. The exercise period is for seven years.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 10 -  INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

              B. ADDITIONAL INFORMATION CONCERNING INVESTMENT IN INVESTEE COMPANIES (CONT.)

                     (4) INSIGHTEC - IMAGE GUIDED TREATMENT LTD.
                         ("IGTX") (CONT.)

                         D. On  December  31,  2001 a  transaction  ("the  Share
                            Agreement") was concluded between the Company, EUN and IGTX, and GEMS, under which GEMS invested $10 million in the share capital of IGTX (made up as to $3 million in cash and $7 million in assets and services to be provided over a five-year period), in return for 11.8% of the (fully diluted) share capital of IGTX. It was also agreed that GEMS would convert its holdings in Texonics, as outlined above, into an additional 5% of the share capital of IGTX. EUN's shareholdings in IGTX will thereby be diluted to 61.14% on a fully diluted basis. In addition, GEMS was granted a three-year option to acquire an additional 5% of the share capital of IGTX in exchange for $3 million. If the option granted GEMS is exercised into shares, EUN's shareholding in IGTX would decrease to 58.1% (fully diluted).

                            At the time of this transaction, IGTX was classified as a development-stage company. Accordingly, the resulting increase in the Company's share in IGTX's equity is reported as deferred income, to be included in the Company's statement of operations as income at the higher of the amortization of such deferred income over these years or up to an amount equal to the Company's share in IGTX's losses during that period based on a cumulative computation (see
                            Note 20H).

                            The shareholders' agreement also provided that in the event of a share issuance by IGTX to a third party within two years from the transaction's conclusion date which values IGTX lower than its value for the purposes of the Share Agreement, the percentage-holdings of GEMS would be adjusted based on the value used in the later transaction. This agreement also established a number of restrictions on the carrying out of certain material and exceptional transactions or activities without the prior consent of GEMS.

                         E. Employee options plans - 2003

                            Subsequent to the balance-sheet date, IGTX adopted an additional equity-based employee options plan, which was approved by its shareholders' meeting held on February 10, 2003. Under the plan, IGTX employees, as well as employees of its related companies, will be awarded 1,094,000 options, each exercisable into one ordinary share of IGTX, in exchange for an exercise price of NIS 0.01 per option. This award will vest at the end of two years from the year in which the options were granted to the participant. The exercise period is for seven years from a date to be established for each grant. The shares issued pursuant to this plan are subject to capital-gains tax under Section 102 of the Income Tax Ordinance.

                         F. Options plan for non-employees - 2003

                            Subsequent to the balance-sheet date, IGTX adopted a non-employee options plan, which was approved by its shareholders' meeting held on February 10, 2003. Under the plan, IGTX suppliers will be granted up to 300,000 options, each exercisable into one ordinary share of IGTX. The exercise price for each participant will be set in his grant notification. The grant award notification will also outline the vesting terms for each participant's options. The exercise period will expire at the end of seven years from a date to be established in each grant notification. The shares issued pursuant to this plan are subject to the provisions of Article 3(i) of the Income Tax Ordinance.

                         G. On  April 1,  2003  GEMS  exercised  its  option  to
                            acquire additional IGTX shares (see d above). The Company's gain from the decline in the percentage of holding in IGTX amounts to 4.0 million.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 10 -  INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

              B.     ADDITIONAL   INFORMATION  CONCERNING  INVESTMENT  IN
                     INVESTEE COMPANIES (CONT.)

                     (4)    INSIGHTEC - IMAGE GUIDED TREATMENT LTD. ("IGTX")
                            (CONT.)

                         H. Assuming the conversion of all the IGTX  convertible
                            securities  (including  those  allotted  within  the
                            framework of the plans adopted in 2003) the Company's holding percentage in IGTX would be reduced to 53.8%.

                         I. IGTX filed a request with the income tax authorities
                            to merge with Texonics Ltd. effective December 31, 2002, pursuant to Article 103 of the Income Tax Ordinance. This merger is contingent upon approval by the income tax authorities, the Investment Center and the Office of the Chief Scientist of the Ministry of Industry and Trade. A temporary approval-in-principle was received from the Investment Center subsequent to the balance-sheet date. The final approval is contingent upon a share issuance by IGTX, as detailed in the in-principle approval document.

                            Should it be  approved,  this  merger  would have no
                            effect on assets and liabilities and/or their classification in these financial statements. Nevertheless, the Company and/or its shareholders would be subject to certain restrictions, as stipulated by law, including limitations in connection with the holdings that may be sold, amounts of third party issuances and/or public offerings, as well as the sale of the merged company's assets, during a two-year period following the merger date, as well as additional limitations pertaining to the utilization of the merging companies' losses accumulated prior to the merger.

                     (5)    SONOTRON HOLDING AG IN LIQUIDATION  ("SONOTRON")

                            Following a resolution of its shareholders, Sonotron, a wholly-owned and controlled subsidiary operating in Switzerland and constituting an independent entity, commenced voluntary liquidation proceedings during 2001. As a consequence, on August 29, 2001, Sonotron was registered as a company in liquidation in accordance with the decision of the Swiss Companies Registrar. The liquidator of Sonotron reported that the liquidation proceedings for Sonotron were completed in August 2002 and it was, subsequently, deleted from the records of the Swiss Registrar of Companies.

                            As for the outcome of  Sonotron's  liquidation - see
                            Note 20(i) below.

                     (6)    ADDITIONAL DATA CONCERNING THE INVESTMENT IN ELSCINT

                            In December 2001 Elscint issued 802,500 ordinary shares (of 850,000 ordinary shares approved by Elscint's shareholders) to directors and employees of Elscint, and also employees of the Group companies of Europe Israel which provide services to Elscint. Of those, 365,000 shares were allocated to directors of Elscint (including 175,000 shares to offerees who also serve on the Company's board). At December 31, 2002, 734,000 of the outstanding shares were earmarked for employees.

                            The vesting of the options will occur ratably over a two or three-year period (50% or 33.3% at the end of each year - depending on the offeree) from the allotment  date  and is  subject  to  the  offerees'
                            continued employment with the company in which he/she was employed at the grant date; however, immediate vesting will arise upon a termination of employment entitling the offeree to severance payment. The recipients paid an amount equal to the closing price of Elscint shares on the last day of trading prior to issuance (NIS 15.65 per share). The price of Elscint's shares on the stock exchange at the time of the board's resolution was $ 3.8.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 10 -  INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

              B.     ADDITIONAL   INFORMATION  CONCERNING  INVESTMENT  IN
                     INVESTEE COMPANIES (CONT.)

                     (6) ADDITIONAL DATA CONCERNING THE INVESTMENT IN ELSCINT
                         (CONT.)

                            To finance payment of the issuance proceeds, Elscint advanced to the recipients an amount equal to the full acquisition price of the shares, bearing interest at 6% per annum and repayable after 5 years. The loan is non-recourse and the shares will be the sole security for repayment of the loan. Notwithstanding the above, should an offeree (who is eligibile to receive the shares from the trustee or sell them) elect to transfer the shares, he will then be required to provide as security for payment of the loan and for those shares a deposit equaling the outstanding amount of the loan, thus converting it into a recourse loan. Tax, if any, imposed on offerees and arising from the applicable interest on the loan is to be paid by Elscint. Elscint will not bear tax liability in connection with the issue of shares to offerees and their subsequent sale to third parties.

                            Should Elscint distribute cash dividends whose ex-dividend date falls in the period that the shares are held in trust for the offerees, including the vesting period, then Elscint will transfer to the trustee, on behalf of the offeree, dividends in respect of shares held in trust on behalf of that offeree, and the trustee will then transfer these dividends to the offerees irrespective of whether their rights to receive the offered shares had already been vested.

                            The rights to 296,583 shares were vested by December 31, 2002, while the remaining 437,417 shares will vest during 2003 and 2004. If, after the completion of the vesting period, all the employees exercise their rights for shares, the Company's holdings in Elscint would be diluted to 58.9%. The Company's potential loss in respect of such a dilution would amount to NIS 14.6 million.

                            In October 2002 Elscint paid its shareholders dividends totaling $19.3 million (reflecting $1.10 per share). Of that amount, NIS 4.0 million, paid in respect of dividends allotted to employees and directors of Elscint as well as to Group employees providing services to Elscint, have been charged to operations as wage expense.

                            Elscint's shares are traded on the New York Stock Exchange. The market value of the Company's Elscint shares at December 31, 2002 amounted to NIS 179.5 million ($ 38 million). Their adjusted book value at that date was NIS 517.7 million ($ 108 million) (gross, before deducting the cost of the Company's shares held by Elscint).

                            As for Elscint's commitment to maintain a minimal level of shareholders' equity until 2003 - see Note 18A.(2).b below.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 10 -  INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

              C.     THE  FOLLOWING IS  SUMMARIZED  DATA  OUTLINING  THE GROUP'S
                     SHARE  IN  ITEMS   OF  THE   PROPORTIONATELY   CONSOLIDATED
                     SUBSIDIARIES' FINANCIAL STATEMENTS.

                     AT DECEMBER 31, 2002 AND FOR THE YEAR THEN ENDED:

                                                                 PROPORTIONATELY CONSOLIDATED SUBSIDIARIES
                                                            --------------------------------------------------
                                                                50%          33.3%         35%           TOTAL
                                                                ---          -----         ---           -----
                                                                           (IN THOUSAND NIS)
                                                            --------------------------------------------------
                      Current assets                          25,580            334        6,202       32,116
                      Fixed assets and other assets          698,737          3,391      123,532      825,660
                      Deposits and long-term receivables       2,107            799           --        2,906
                      Current liabilities                   (126,276)          (234)     (10,242)    (136,752)
                      Long-term liabilities                 (313,082)        (3,502)     (60,172)    (376,756)
                                                            --------         ------      -------     --------
                                                             287,066            788       59,320      347,174
                                                            ========         ======      =======     ========
                      Group companies' liabilities           281,237          9,219       73,833      364,289
                      Shareholders' equity (deficiency)        5,829         (8,431)     (14,513)     (17,115)
                                                            --------         ------      -------     --------
                                                             287,066            788       59,320      347,174
                                                            ========         ======      =======     ========
                      Revenues                               125,922          1,659       25,842      153,423
                                                            ========         ======      =======     ========
                      Gross profit                            46,936            518        9,137       56,591
                                                            ========         ======      =======     ========
                      Operating income                        12,674            238        1,133       14,045
                                                            ========         ======      =======     ========
                      Net income (loss)                       (8,901)         4,631         (390)      (4,660)
                                                            ========         ======      =======     ========

                      AT DECEMBER 31, 2001 AND FOR THE YEAR THEN ENDED:

                                                                 PROPORTIONATELY CONSOLIDATED SUBSIDIARIES
                                                            --------------------------------------------------
                                                                50%          33.3%         35%           TOTAL
                                                                ---          -----         ---           -----
                                                                           (IN THOUSAND NIS)
                                                            --------------------------------------------------

                      Current assets                           23,516            159        4,276       27,951
                      Fixed assets and other assets           612,905(*)       4,901      111,216      729,022
                      Deposits and long-term receivables        2,062            801           --        2,863
                      Current liabilities                     (76,515)          (206)      (8,535)     (85,256)
                      Long-term liabilities                  (294,164)(*)     (2,350)     (56,826)    (353,340)
                                                            ---------         ------      -------     --------
                                                              267,804          3,305       50,131      321,240
                                                            =========         ======      =======     ========
                      Group companies' liabilities            222,649          8,834       62,495      293,978
                      Shareholders' equity (deficiency)        45,155(*)      (5,529)     (12,364)      27,262
                                                            ---------         ------      -------     --------
                                                              267,804          3,305       50,131      321,240
                                                            =========         ======      =======     ========
                      Revenues                                 70,935          1,095       22,799       94,829
                                                            =========         ======      =======     ========
                      Gross profit                             24,417            113        6,832       31,362
                                                            =========         ======      =======     ========
                      Operating income (loss)                  12,212            (77)          (7)      12,128
                                                            =========         ======      =======     ========
                      Net income (loss)                        15,042         (2,009)      (3,998)       9,035
                                                            =========         ======      =======     ========
                           (*) Reclasified

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 11 - HOTELS, COMMERCIAL CENTERS AND OTHER FIXED ASSETS, NET

A.     COMPOSITION  - CONSOLIDATED:

                                                                           DECEMBER 31
                                       ----------------------------------------------------------------------------------
                                                                             2 0 0 2
                                       ----------------------------------------------------------------------------------
                                                               REAL ESTATE                                   MACHINERY,
                                                  HOTELS                COMMERCIAL CENTERS                   EQUIPMENT,
                                       ---------------------------- --------------------------                COMPUTERS
                                                           UNDER                     UNDER                       AND
                                                          CONST-                     CONST-                  PERIPHERAL
                                           ACTIVE       RUCTION(1)      ACTIVE     RUCTION(1)     OTHER       EQUIPMENT
                                       -------------  ------------- ------------ -------------  ----------  -------------
                                                                       ( I N T H O U S A N D    N I S )
                                       ----------------------------------------------------------------------------------
COST
Balance - January 1 (*)                    971,866       101,477    1,331,103       557,312        44,355       32,813
Additions in respect of
 initially  consolidated companies              --            --      488,393        29,655            --           --
Adjustments from
 translation of foreign
 subsidiaries' financial
 statements                                166,014        22,362      434,680        31,977         5,678           53
Additions during the year                    3,597        48,399       58,184       205,306           463          157
Hotels and commercial
 centers  whose construction
 ended during the year                          --            --      129,716      (129,716)           --           --
Current dispositions                        (1,980)           --           --       (10,009)           --      (14,358)
                                       -------------  ------------- ------------ -------------  ----------  -------------
Balance - December 31                    1,139,497       172,238    2,442,076       684,525        50,496       18,665
                                       -------------  ------------- ------------ -------------  ----------  -------------

ACCUMULATED DEPRECIATION:

Balance - January 1 (*)                    109,040            --       58,220            --         2,162        2,393
Additions in respect of
 initially  consolidated subsidiaries           --            --           --            --            --           --
Additions during the year                   30,329            --       64,300            --         1,952          622
Adjustments from translation
 of foreign subsidiaries'
 financial statements                       18,987            --       15,204            --           192            4
Current dispositions                        (1,512)           --         (144)           --            --           --
                                       -------------  ------------- ------------ -------------  ----------  -------------
Balance - December 31                      156,844            --      137,580            --         4,306        3,019
                                       -------------  ------------- ------------ -------------  ----------  -------------

Payments on account of
 fixed Assets                                   --            --           --         6,257            --           --
                                       -------------  ------------- ------------ -------------  ----------  -------------
Provision for impairment of
 investments and assets (2)                 23,153         4,400       39,816         4,552            --           --
                                       -------------  ------------- ------------ -------------  ----------  -------------

NET BOOK VALUE:

   December 31, 2002                       959,500       167,838    2,264,680       686,230        46,190       15,646
                                       =============  ============= ============ =============  ==========  =============
   December 31, 2001                       862,826       101,477    1,272,883       573,070        42,193       30,420
                                       =============  ============= ============ =============  ==========  =============

                                                                 DECEMBER 31
                                       ---------------------------------------------------------------------
                                                                   2 0 0 2                          2001
                                       -------------------------------------------------------  ------------
                                                        FIXED
                                                         AND
                                             LEASE-     OTHER                    CONVENIENCE
                                              HOLD      ASSETS       TOTAL       TRANSLATION       TOTAL
                                       -------------  ------------  -----------  ------------  ------------
                                              ( I N T H O U S A N D   N I S )       US$'000       NIS'000
                                       ----------------------------------------  ------------  ------------


Balance - January 1 (*)                      4,744        35,807     3,079,477       650,078     2,095,692
Additions in respect of
 initially  consolidated companies              --            --       518,048       109,360       214,833
Adjustments from
 translation of foreign
 subsidiaries' financial
 statements                                      5         6,027       666,796       140,761       233,058
Additions during the year                      158           560       316,824        66,882       686,927
Hotels and commercial
 centers  whose construction
 ended during the year                          --            --            --            --            --
Current dispositions                          (278)       (1,661)      (28,286)       (5,972)     (151,033)
                                       -------------  ------------  -----------  ------------  ------------
Balance - December 31                        4,629        40,733     4,552,859       961,109     3,079,477
                                       -------------  ------------  -----------  ------------  ------------
ACCUMULATED DEPRECIATION:

Balance - January 1 (*)                      1,588         8,792       182,195        38,461       219,224
Additions in respect of
 initially  consolidated subsidiaries           --            --            --            --        45,252
Additions during the year                    1,402         4,568       103,173        21,780        53,235
Adjustments from translation
 of foreign subsidiaries'
 financial statements                          (24)        1,259        35,622         7,520        12,593
Current dispositions                          (278)       (1,393)       (3,327)         (702)     (148,109)
                                       -------------  ------------  -----------  ------------  ------------
Balance - December 31                        2,688        13,266       317,663        67,059       182,195
                                       -------------  ------------  -----------  ------------  ------------
Payments on account of
 fixed Assets                                   --            --         6,257         1,321        15,758
                                       -------------  ------------  -----------  ------------  ------------
Provision for impairment of
 investments and assets (2)                     --            --        71,921        15,183            --
                                       -------------  ------------  -----------  ------------  ------------
NET BOOK VALUE:
   December 31, 2002                         1,941        27,507     4,169,532       880,188
                                       =============  ============  ===========  ============
   December 31, 2001                         3,156        27,018                                2,913,040
                                       =============  ============                             ============

(1) Includes land designated for the construction of hotels/commercial centers. Hotels under construction include a hotel in Romania that, since December 2002, has been undergoing renovation, the net book value of which is NIS 203,555.
(2)  See Note 10B(3)b(8) and 10B(1)b(8) above and d below.
(*)  Reclassified.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 11 -     HOTELS, COMMERCIAL CENTERS AND OTHER FIXED ASSETS, NET (CONT.)

              A.     COMPOSITION - CONSOLIDATED (CONT.):

                     THE FIXED ASSETS INCLUDE:

                                                                               ACCUMULATED DEPRECIATION
                                                                   -------------------------------------------
                                                                      CONVENIENCE
                                                                      TRANSLATION
                                                                   ---------------
                                                                                      DECEMBER 31
                                                                   -------------------------------------------
                                                                        2002            2002          2001
                                                                   ---------------  ------------  ------------
                                                                        US$'000            (IN THOUSAND NIS)
                                                                   ---------------  --------------------------
                     Financial expenses capitalized to the
                       cost of the buildings                            30,355         143,794         104,731
                                                                   ===============  ============  =============
                     Capitalized coordination, planning,
                       execution and supervision costs (*)              21,421         101,475         66,408
                                                                   ===============  ============  =============

                     (*) See Note 10B(3)b(4)a(1) above.

                     According to applicable laws, AP is entitled to a subsidy from the Government of Belgium in respect of investments in fixed assets. The amount of the subsidy claimed by AP in accordance with these laws amounted to Euro 1.83 million.

                     Following a dispute that arose between the Belgium authorities and AP concerning the latter's status and the amount it is entitled to receive (see Note 10B (1) e), AP recorded a provision in its books for the disputed amounts. Payment of the grant's balance was approved in September 2002. Accordingly, the net book value of fixed assets decreased by Euro 1,074 thousand (NIS 5,366 thousand) as of December 31, 2002.

              B. COMPOSITION OF LAND, CLASSIFIED BETWEEN OWNERSHIP AND LEASING RIGHTS:

                                                                           CONSOLIDATED
                                         ------------------------------------------------------------------------------
                                                                        DECEMBER 31, 2002
                                         ------------------------------------------------------------------------------
                                                                    COMMERCIAL
                                                      COMMERCIAL     CENTER
                                           HOTELS      CENTERS         IN                                 CONVENIENCE
                                           ABROAD       ABROAD       ISRAEL(2)    OTHERS(3)     TOTAL     TRANSLATION
                                          ---------   ---------      ---------    ---------   ---------   -----------

                                                                 (IN THOUSAND NIS)                            US$'000
                                         ----------------------------------------------------------------   -----------

                     Freehold land (1)      879,971   2,255,402             -       46,190       3,181,563     671,628
                     Capitalized
                      leasehold land (1)    247,367     243,735       451,773            -         942,875     199,041
                                          ---------   ---------      ---------    ---------      ---------   ----------
                                          1,127,338   2,499,137       451,773       46,190       4,124,438     870,669
                                          =========   =========      =========    =========      =========   ==========

                     (1) The ownership rights are mostly recorded in the name of the subsidiaries, which own the rights in the land and, in part, are undergoing various registration proceedings - see D below.

                     (2) The leasing period extends over 49 years plus a renewal option for an identical period, ending in 2086 and subject to the lessee's fulfillment of the terms of the lease - see 10B(2) above.

                      (3) Mainly abroad. Includes NIS 4.4 million in respect of properties in Israel (see D below).

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 11 -     HOTELS, COMMERCIAL CENTERS AND OTHER FIXED ASSETS, NET (CONT.)

   C.     ADDITIONAL  DATA  CONCERNING  THE  RIGHTS IN LAND OWNED BY
          THE GROUP COMPANIES:

          1.     HOTELS

                                                            PERCENTAGE                                 NATURE          STATUS OF
        HOTEL NAME                                          OF RIGHTS             LOCATION            OF RIGHTS       REGISTRATION
        ----------                                          ---------             --------            ---------       ------------
                                                                %
                                                                -
        ACTIVE HOTELS:
          Victoria Amsterdam            ("VHA")                 50         Amsterdam, Holland     Ownership         Completed
          Utrecht Park Plaza            ("PPU")                 50         Utrecht, Holland       Leased(1)         Completed
          Astrid Park Plaza             ("APP")                100         Antwerp, Belgium       Ownership         Completed
          Show Park Plaza               ("SPP")                 35         London, England        Ownership(2)      Completed
          Sherlock Holmes Park Plaza    ("HPP")                 45         London, England        Sublease(3)       Completed
          Victoria Park Plaza           ("VPP")                 50         London, England        Ownership         Completed
          Park Plaza (Sandton)          ("PPS")                33.3        Johannesburg, S.A.     Ownership         Completed
          Bucuresti Apartment Hotel
          (Apart. Hotel)                ("APH")                 69         Bucurest, Romania      Ownership         Completed

        UNDER CONSTRUCTION AND/OR
         LAND DESIGNATED FOR HOTEL
         CONSTRUCTION:
          River Bank Park Plaza         ("RPP")                 45         London, England        Leased(4)         Completed
          Andrassy - building
          designated for renovation     ("Andrassy")            50         Budapest, Hungary      Ownership         Completed
          Bucuresti Hotel               ("BPP")                 69         Budapest, Hungary      Ownership         Completed

                                                              NO.                         NOTE
        HOTEL NAME                                         OF ROOMS        CLASS        10B(1)B
        ----------                                         --------        -----        -------
                                                                          (STARS)
        ACTIVE HOTELS:

          Victoria Amsterdam            ("VHA")             305           4- deluxe       (1)
          Utrecht Park Plaza            ("PPU")             120           4
          Astrid Park Plaza             ("APP")             229           4
          Show Park Plaza               ("SPP")             310           4- deluxe       (2)
          Sherlock Holmes Park Plaza    ("HPP")             119           4- deluxe       (3)
          Victoria Park Plaza           ("VPP")             300           4- deluxe       (5)
          Park Plaza (Sandton)          ("PPS")             138           4               (6)
          Bucuresti Apartment Hotel
          (Apart. Hotel)                ("APH")             230           N/A             (7)

        UNDER CONSTRUCTION AND/OR
         LAND DESIGNATED FOR HOTEL
         CONSTRUCTION:
          River Bank Park Plaza         ("RPP")             537(5)        4-5 (5)         (4)
          Andrassy - building
          designated for renovation     ("Andrassy")        196           4-5 (5)
          Bucuresti Hotel               ("BPP")             446           4               (7)

           ---------------------------
           Notes - on the following page.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 11 -     HOTELS, COMMERCIAL CENTERS AND OTHER FIXED ASSETS, NET (CONT.)

              C. ADDITIONAL DATA CONCERNING THE RIGHTS IN LAND OWNED BY THE GROUP COMPANIES (CONT.):

                     1.     HOTELS (CONT.)

                            (1)    The  leasing  rights were  acquired  from the
                                   Municipality of Utrecht for an unlimited period of time, with the leasing cost reflecting a capitalization of leasing fees for a 50-year period (until 2036). In addition, the execution of any change in the use of the land or the demolition of a building thereon requires approval as aforementioned. The lessee cannot terminate the leasing rights. The Municipality may terminate the leasing rights, only if it determines that the land is required for public needs or if a court rules that the lessee had not fulfilled its undertakings under the terms of the lease.

                            (2)    Following  the  balance  sheet date  (January
                                   2003), the owner of this hotel entered into an agreement with an unrelated third party for the leasing of this hotel for a period of 25 years. The annual lease fees were fixed for the initial 4 years, whereas commencing the fifth year, the annual lease fee will be adjusted and increased annually by 2.5%. Lease fees are paid quarterly, in advance. Payment of the lease fees will be secured by a GBP 2.5 million deposit. The third party was granted an option to extend the term of the lease by two additional periods of 15 years each. The cost of the hotel as at December 31, 2002 was GBP 46 million.

                            (3) For a period of 99 years (commencing 1996), in exchange for GBP 450 thousand annually, adjusted every five years on the basis of "open market value". The company holding the property ("Grandis"), has an option exercisable at the end of a 3 year period commencing from the agreement date, to notify the owners as to either the extension of the sub-lease period up to 125 years or the purchase of the owner's rights in the main lease. Furthermore, Grandis has the option to terminate the lease as of 2059 with an early notice of 2.5 years. A Red Sea Group company ("guarantor") guaranteed fulfillment of all undertakings of Grandis as if it were a party to the agreement. The guarantee contains provisions, by which, in the event the guarantee is exercised, the land-owners may require the guarantor to assume Grandi's position as a lessee. Two documents were signed between the guarantor and B.H., which establishes the indemnification procedures amongst them, in relation to the said guarantee. The parties will endeavor to substitute the guarantee provided by the guarantor.

                            (4) For a period of 125 years (commencing 2000), in exchange for GBP 500 thousand per annum, adjusted each five years based on the CPI in England. Several previous rights exist on this property, as well as easements of various authorities, contingent upon which the leasing of the property had been carried out; based on the framework agreement, the lessee is disallowed to assign its rights to a third party without the lessor's consent; taxes, surcharges and fees related to the property will be paid by the lessee; in any event of breach of contract by the lessee, the lessor would have the right to forfeit the property in accordance with the terms stipulated in the agreement; in cases when the lessor receives a proposal for the acquisition of the ownership rights in the property, the lessee shall be entitled to have the right of first refusal to purchase.

                             (5)   Planned.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 11 -     HOTELS, COMMERCIAL CENTERS AND OTHER FIXED ASSETS, NET (CONT.)

              C. ADDITIONAL DATA CONCERNING THE RIGHTS IN LAND OWNED BY THE GROUP COMPANIES (CONT.):

                     2. COMMERCIAL CENTERS IN EASTERN EUROPE - CLASSIFICATION BY PROJECT

                                                    DECEMBER 31
                                                       2002                                  GENERAL INFORMATION
                                                   ------------  ----------------------------------------------------------------
                                                                                                                        DATE OF
                                                       SHARE                             STATUS OF     OPERATIONAL     COMMENCING
         PROJECT                       LOCATION    HOLDING RATE  NATURE OF RIGHTS      REGISTRATION      PERMIT        OPERATIONS
         ---------------------------   --------    ------------  ----------------      ------------    -----------     ----------
                                                         %
                                                   ------------
   A.    ACTIVE CENTERS:

         Csepel Plaza Kft.             Hungary          100      Ownership                Completed    Final permit       12/1997
         Gyor Plaza Kft.               Hungary          100      Ownership                Completed    Final permit(1)     9/1998
         Debrecen Kft.                 Hungary          100      Ownership                Completed    Final permit       12/1998
         Alba Plaza Kft.               Hungary          100      Ownership                Completed    Final permit        6/1999
         Pecs Plaza Kft.               Hungary          100      Ownership(2)             Completed(2) Final permit(2)    10/1999
                                                                 Partly - ownership;
         Szeged Plaza Kft.             Hungary          100      partly - leasing(3)      Completed    Final permit        5/2000
         Miskolc Plaza Kft.            Hungary          100      Ownership                Completed    Final permit        6/2000
         Kanizsa Plaza Kft.            Hungary           90(8)   Ownership                Completed    Final permit       12/2000
         Kaposvar Plaza Kft.           Hungary          100      Ownership                Completed    Final permit       12/2000
         Szolnok Plaza Kft.            Hungary          100      Ownership                Completed    Final permit       12/2001
         Zalaegerszeg Plaza Kft.       Hungary          100      Ownership                Completed    Final permit       12/2001
         Szombathely Plaza Kft.        Hungary          100      Ownership                Completed    Temporary (4)       7/2002
         Duna Plaza Kft.               Hungary          100      Ownership                Completed    Final permit        2/2002
         Sopron Plaza Kft.             Hungary          100      Ownership                Completed    Final permit        2/2002
         Nyir Plaza Kft.               Hungary          100      Ownership                Completed    Final permit        2/2002
         Sadyba Center S.A             Poland            50      Leasing for 25 years(5)  Completed    Final permit        9/2000
         Ruda Slaska Plaza Sp.z.oo     Poland           100      Perpetual usufruct (6)   Completed    Final permit       11/2001
         Krakow Plaza Sp.z.oo          Poland           100      Ownership                Completed    Final permit       12/2001

  B. YIELDING REAL ESTATES:

                                                                 Main part in ownership;
                                                                 remainder in leasehold
         Praha Plaza S.R.O.(7)        Czech Republic    100      for 99 years             Completed    Final permit        1/2002

         1. There is a commitment for preparation of a place for cultural events. Lack of performance may trigger fines of which the Company's share would amount to HUF 50 million (NIS 1,053 thousand).

         2. In addition, Pecs has an obligatory option, valid until May 2003, for the acquisition of additional plots of land. Not exercising this option in case of building the road would trigger a payment of which the Company's share amounts to HUF
                  19.5 million (NIS 411 thousand).

         3.       Leased for 50 years for no additional consideration.

         4. Temporary permit has no expiration date. The final permit can be received once the center is fully occupied.

         5.       Annual   leasing  fees  of  PLN  are  828  thousand  (NIS  979
                  thousand).

         6.       Annual   leasing  fees  of  PLN  are  500  thousand  (NIS  591
                  thousand).

         7. The land is partially leased as a logistic center. 8. 10% is held in trust for PC.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 11 -     HOTELS, COMMERCIAL CENTERS AND OTHER FIXED ASSETS, NET (CONT.)

              C. ADDITIONAL DATA CONCERNING THE RIGHTS IN LAND OWNED BY THE GROUP COMPANIES (CONT.):

                     2. COMMERCIAL CENTERS IN EASTERN EUROPE - CLASSIFICATION BY PROJECT

                           C.     CENTERS UNDER CONSTRUCTION/LAND:

                                                                             DECEMBER 31
                                                                                 2002
                                                                            -------------
                                                                            SHARE HOLDING  NATURE OF               STATUS OF
                                  PROJECT                       LOCATION        RATE       RIGHTS(5)              REGISTRATION
                                  ---------------------------   ----------  -------------  ---------------     ------------------
                                                                                 %

                                  CENTERS UNDER CONSTRUCTION:
                                                                                                               Not yet carried
                                  Veszprem Plaza Kft.            Hungary        100        Owned(2)            out(6)
                                  Poznan Plaza Sp z.o.o.         Poland         100        Owned               Completed
                                                                                           Partly owned,
                                                                                           partly leased
                                  Lodz Centrum Plaza Sp z.o.o.   Poland         100        (until 2089)        Completed
                                  Elblag Plaza Sp.z..oo          Poland         100        Leased to 2100      Completed


                                  Sosnowiec Plaza Sp.z.oo        Poland         100        Owned               Completed (6)
                                                                                                               Not yet carried
                                  Rybnik Plaza Sp.z.oo           Poland         100        Owned(3)            out(6)
                                  Katowice Plaza Sp z.o.o. (4)   Poland         100        Leased until 2089   Completed


                                  Pilsen Plaza S.R.O             Czech          100        leased for 99 years Not yet carried out
                                                                 Republic

                                  Gdansk Plaza Sp z.o.o.         Poland         100        Lease until 2100    Completed
                                                                                           Primarily owned;
                                                                 Czech                     balance leased for   Not yet
                                  Entertainment Plaza S.R.O      Republic       100        99 years             completed(7)
                                                                 Czech                                          Not yet carried
                                  Brno Plaza S.R.O               Republic       100        Owned                out(10)
                                  Bucharesti Plaza Centers S.R.L Romania        100        Owned                Completed

                                  Timisoara Plaza Centers
                                  S.R.L(11)                      Romania        100        Owned                Completed
                                  Helios Plaza S.A               Greece         100(8)     Owned                Completed


                                                                         RECEIPT OF PERMIT/AUTHORIZATION(1)
                                                                 ----------------------------------------------------
                                                                                   MUNICIPAL
                                  PROJECT                        ACQUISITION     BUILDING PLAN    CONSTRUCTION
                                  ---------------------------    ------------    -------------    -------------------


                                  CENTERS UNDER CONSTRUCTION:
                                                                                                    Request not yet
                                  Veszprem Plaza Kft.             N/A               Obtained        submitted
                                  Poznan Plaza Sp z.o.o.          Obtained          Obtained        Obtained


                                  Lodz Centrum Plaza Sp z.o.o.    Obtained          Obtained        Obtained
                                  Elblag Plaza Sp.z..oo           Obtained          Obtained        Obtained
                                                                                                    Request not yet

                                  Sosnowiec Plaza Sp.z.oo         Obtained          Obtained        submitted
                                                                                                    Request not yet
                                  Rybnik Plaza Sp.z.oo            Obtained          Obtained        submitted
                                  Katowice Plaza Sp z.o.o. (4)    Obtained          Obtained        N/A
                                                                                    Application
                                                                                    has not yet     Request not yet
                                  Pilsen Plaza S.R.O              N/A               been submitted  submitted
                                                                                                     Request submitted

                                  Gdansk Plaza Sp z.o.o.          Obtained          Obtained        and denied(9)


                                  Entertainment Plaza S.R.O                         Obtained        Obtained

                                  Brno Plaza S.R.O                                  Obtained        Request submitted
                                  Bucharesti Plaza Centers S.R.L  Obtained          Obtained        Obtained

                                  Timisoara Plaza Centers S.R.L(11) Obtained         Obtained        Request submitted
                                  Helios Plaza S.A                  N/A              Obtained        Obtained

                                  Comments (1) to (11) appear on next page.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 11 -     HOTELS, COMMERCIAL CENTERS AND OTHER FIXED ASSETS, NET (CONT.)

              C. ADDITIONAL DATA CONCERNING THE RIGHTS IN LAND OWNED BY THE GROUP COMPANIES (CONT.):

                     2. COMMERCIAL CENTERS IN EASTERN EUROPE - CLASSIFICATION BY PROJECT

                           C.      CENTERS UNDER CONSTRUCTION/LAND (CONT.):

                                   1. The acquiring company is ordinarily entitled to cancel the preliminary agreement for the purchase of the land if it does not receive the purchase permit and/or approval of the Municipal Building Plan and/or the building permit in accordance with the dates stipulated in the preliminary agreements.

                                   2. Final purchase agreement has not yet been signed.

                                   3.     A  final  purchase  agreement  will be
                                          signed   upon  the   receipt   of  the
                                          construction permit.

                                   4. In December 1998 Katowice Plaza entered into agreement with a third party for acquiring the usage rights in several adjacent parcels of land as well as the ownership of the buildings located thereon ("the Purchase Agreement") for the purpose of establishing a commercial and entertainment center, in exchange for
                                          5.5 million PLN (NIS 6.5 million). The
                                          Purchase   Agreement  also  stipulated
                                          that  Katowice  Plaza  would  pay  all
                                          liabilities and payments stemming from
                                          the  acquisition  of the asset and its
                                          registration  in the name of  Katowice
                                          Plaza.  An  amount of 4  millions  PLN
                                          (NIS  4.7  million)  was  paid  on the
                                          contract-signing  date, with 1 million
                                          PLN  (NIS 1.2  million)  to be paid to
                                          the  seller  upon the  receipt  of the
                                          construction  permit and the remaining
                                          PLN  500,000 to be paid when the local
                                          development  plan  is  changed  to the
                                          purposes of trade and services.

                                          An   examination   conducted  for  the
                                          purpose   of   granting   construction
                                          permits revealed a defect in the land,
                                          which  prevents  the  commencement  of
                                          construction  at the level planned and
                                          the  company  withheld  payment of the
                                          remaining  amount of 1.5  million  PLN
                                          (NIS 1.8 million).  The seller claimed
                                          it was  entitled to the  balance.  The
                                          seller  has  filed  a  claim  for  the
                                          balance due of 1 million PLN. Katowice
                                          Plaza, in turn, notified the seller in
                                          August 2000 that it was  canceling the
                                          contract.  In 2001 the  court  decided
                                          against Katowice Plaza. Katowice Plaza
                                          was  ordered  to  pay  1  million  PLN
                                          together with interest accrued thereon
                                          from  October 8, 1999 as well as court
                                          fees- a total  amount  of 0.5  million
                                          PLN (NIS 0.6 million).

                                          A  subsequent  claim by the seller for
                                          the payment of the  balance  amount of
                                          0.5 million PLN (NIS 0.6  million) was
                                          denied  and  as  a   consequence   the
                                          consideration   amount   (as  per  the
                                          agreement)  was set at 5  million  PLN
                                          (NIS  6.5   million).   Following  the
                                          rejection of the subsequent amount the
                                          parties have expressed their intention
                                          to  negotiate  a  settlement   of  the
                                          entire claim.

                                          The  management  of PC estimates  that
                                          cost of the land,  as  recorded in the
                                          financial statements,  will not exceed
                                          its   realization   amount   and  that
                                          Katowice  will  not  bear   additional
                                          costs as a result  of the  proceedings
                                          described  above  over the  provisions
                                          included in its books.

                                   5. The recording of rights in a portion of the project has not yet been performed/completed, since the
                                          necessary   conditions  for  recording
                                          such   rights   have   not  yet   been
                                          completely fulfilled.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 11 -     HOTELS, COMMERCIAL CENTERS AND OTHER FIXED ASSETS, NET (CONT.)

              C. ADDITIONAL DATA CONCERNING THE RIGHTS IN LAND OWNED BY THE GROUP COMPANIES (CONT.):

                     2. COMMERCIAL CENTERS IN EASTERN EUROPE - CLASSIFICATION BY PROJECT

                           C.      CENTERS UNDER CONSTRUCTION/LAND (CONT.):

                                   6.     Amounts   paid  on   account   of  the
                                          acquisition     (including     awarded
                                          guarantees)  will not be  returned  to
                                          the project  company  even if building
                                          permits   are   not   received.   PC's
                                          management   estimates  that  at  this
                                          stage,  nothing  prevents  the company
                                          from receiving  such permits.  Amounts
                                          paid on account of land  purchases  in
                                          Vesprem,  Sosnowiec  and Rybnik total,
                                          at December 31, 2002, Euro 1.3 million
                                          (NIS 6.5 million).

                                   7. A preliminary acquisition agreement was signed. An advance, in the amount of Euro 1.3 million, was guaranteed by a bank guarantee.

                                   8.     An additional 50% was acquired in 2002
                                          for  Euro  6.4   million   (NIS   31.8
                                          million).

                                   9. Rights were acquired from the municipality. Concurrently with the rejection of the application for a building permit, the municipality undertook to provide the company with an alternative land. The company is negotiating with the municipality the terms of the provision of such land. The management of PC estimates that the cost amount recorded in its financial statements, will not exceed the amount Gdansk will be reimbursed in the settlement with the municipality.

                                   10. A preliminary acquisition agreement was signed. An advance in the amount of Euro 1.6 million was guaranteed by a banking guarantee, which expired as at the date of the approval of the financial statements. The seller is taking steps for the cancellation of the acquisition agreement claiming the Brno did not fulfill its obligations, and intends to return to Brno the acquisition costs. Seller has returned to Brno Euro 1 million out of the consideration amount paid, up to the date of the approval of the financial statements. Brno has filed a claim against the seller demanding performance as well as against the bank for wrongfully canceling the guarantee  it  awarded  to  Brno.  The
                                          court  placed  an  attachment  on  the
                                          land, in favour of Brno preventing its
                                          sale to a third party.

                                   11. Timisoara had entered into a memorandum of understanding in 2003, for the sale of its land to a third party, in exchange for $ 1.25 million. The management of OPC estimates that the results of this transaction on the financial results of PC are not significant.

              D. Elscint holds the rights in a contract for the development of land in the vicinity of Ma'alot in the Galilee. After the completion of the development period and upon the fulfillment of all conditions, a lease agreement will be signed for a 49-year period. According to the terms of the bid, Elscint would establish within a period of three years (through the end of 2003) and subject to the receipt of construction permits and other approvals, a 650 residential unit recreation village. In addition, within the framework of the terms of the tender bid, Elscint entered into public
                     infrastructure       development       agreements      with
                     Ma'alot-Tarshicha   Municipality   and  the  Ma'ale   Yosef
                     Regional Council. Elscint committed to invest NIS 9.2 million in respect of long-term leasing and development of the land infrastructure. The project's total cost is estimated at $ 45 million. Elscint invested NIS 8.8 million in the project through December 31, 2002. Due to various causes, including adverse economic conditions in Israel, continuing since the bid was won, and in view of the condition of the tourism industry in particular, the project has been delayed. Elscint's management believes that the net book value of its investment as of December 31, 2002, does not exceed its recoverable amount.

              E.     ANNUAL DEPRECIATION RATES - see Note 2H above.

              F.     LIENS - see Note 18D below.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 12 -    OTHER ASSETS AND DEFERRED EXPENSES

                                                                                           CONSOLIDATED
                                                                             ----------------------------------------
                                                                                           DECEMBER 31
                                                                             ----------------------------------------
                                                                                2002            2002          2001
                                                                             ------------   -----------   -----------
                                                           AMORTIZATION      CONVENIENCE
                                                               RATE          TRANSLATION
                                                           ------------      ------------
                                                                %              US$'000          (IN THOUSAND NIS)
                                                           ------------      ------------   -------------------------
              COST
              Acquired know-how                                 10               6,236          29,540         29,493
              Pre-opening expenses                             33.3              2,877          13,630         13,411
              Expenses for obtaining loans                     (*)               5,742          27,200         11,151
              Project-development costs                        (*)               1,387           6,572          7,221
              Cost of obtaining long-term leases               (*)               4,632          21,943         12,835
              Cost of long-term service contract                20                 745           3,528          3,964
                                                                             ------------   -----------   -----------
                                                                                21,619         102,413         78,075
                                                                             ------------   -----------   -----------
              ACCUMULATED AMORTIZATION
              Acquired know-how                                                  2,493          11,814         8,844
              Pre-opening expenses                                               1,475           6,986          3,478
              Expenses for obtaining loans                                         822           3,893          1,741
              Cost of obtaining long-term leases                                 1,117           5,293          2,252
                                                                             ------------   -----------   -----------
                                                                                 5,907          27,986         16,315
                                                                             ------------   -----------   -----------
              NET BOOK VALUE                                                    15,712          74,427         61,760
                                                                             ============   ===========   ===========

              (*) See Note 2I.3-5

NOTE 13 -     SHORT-TERM BORROWINGS

                                                                        CONSOLIDATED                        COMPANY
                                                           ----------------------------------------  -------------------------
                                                                                      DECEMBER 31
                                                           -------------------------------------------------------------------
                                                                2002          2002         2001         2002         2001
                                                           -------------  -----------  ------------  -----------  ------------
                                            INTEREST        CONVENIENCE
                                              RATE          TRANSLATION
                                         ----------------  -------------
                                                %             US$'000                      (IN THOUSAND NIS)
                                         ----------------  -------------  ----------------------------------------------------
                Short-term bank
                 loans (1):
                    US dollars           Libor+ 0.7-3.0      230,529       1,092,035      994,514       742,746       726,250
                    Euro                 Euribor+ 1.9-2.5     53,239         252,197      159,599             -             -
                    Pounds sterling      Libor+ 1.9-2.5       31,433         148,901      108,030             -             -
                    NIS                  9.0-10.8              4,080          19,326            -         8,353             -
                                                           -------------  -----------  ------------  -----------  ------------
                                                             319,281       1,512,459    1,262,143       751,099       726,250

                Current maturities                            32,004         151,608      182,953        52,283             -
                                                           -------------  -----------  ------------  -----------  ------------
                                                             351,285       1,664,067    1,445,096       803,382       726,250
                                                           =============  ===========  ============  ===========  =============

               (1) The balance includes loans in the amount of NIS 784 million received by the Company from an Israeli bank and in respect of which the Company recorded a lien on deposits totaling NIS 367 million while undertaking to provide the bank with additional security (see Note 18D(1)). The balance also includes a loan of NIS 302 million received by Elscint from that same bank and in respect of which Elscint agreed, among other matter, to provide additional security (see
                     Note 18D(2)). Within the framework of the negotiations between the Company and the bank and between Elscint and the bank, for establishing a long-term credit line, the bank notified each of the companies of its agreement in principle to schedule the loans, together with the deposits provided as security, for repayment over 10 years, subject to providing additional, agreed-upon security and signing detailed agreements among the parties. The companies' managements believe, based on the understandings reached, that the loan balance will be re-scheduled on a long-term basis.

              LIENS - see Note 18D.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 14 -     PAYABLES AND OTHER CURRENT LIABILITIES

                                                                   CONSOLIDATED                        COMPANY
                                                      ----------------------------------------  -------------------------
                                                                                 DECEMBER 31
                                                      -------------------------------------------------------------------
                                                           2002          2002       2001(*)         2002         2001
                                                      -------------  -----------  ------------  -----------  ------------
                                                       CONVENIENCE
                                                       TRANSLATION
                                                      -------------
                                                         US$'000                      (IN THOUSAND NIS)
                                                      -------------  ----------------------------------------------------

                Deferred revenues due to decrease
                in percentage holding in
                development stage company                  2,569         12,169         30,391           -              -
                Liabilities arising from the
                  acquisition of assets or
                  services (including land)                8,035         38,064          7,407           -              -
                Government agencies                        4,550         21,555         14,109           -              -
                Wages and fringe benefits                  3,773         17,873         18,349        3,768         3,869
                Payables in respect of
                  currency transactions                    1,101          5,214         10,331        5,214        10,331
                Accrued interest payable                   1,415          6,702          1,907            -             -
                Deferred income                              950          4,501          1,596            -             -
                Advances in respect of
                Projects in progress, net of
                  related costs                                -               -         1,538            -             -
                CC Group companies                             -               -             -        1,160             -
                Deferred taxes                               353          1,670          1,585            -             -
                Accrued expenses and
                  commissions and others                  14,583         69,082         46,612       22,011        11,785
                                                      -------------  -----------  ------------  -----------  ------------
                                                          37,329        176,830        133,825       32,153        25,985
                                                      =============  ===========  ============  ===========  ============

              (*)      Reclassified.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 15 -     LONG-TERM LOANS AND LIABILITIES

              A.  COMPONENTS

                                                                CONSOLIDATED                        COMPANY
                                                   ----------------------------------------  -------------------------
                                                                              DECEMBER 31
                                                   -------------------------------------------------------------------
                                                        2002          2002       2001(*)         2002         2001
                                                   -------------  -----------  ------------  -----------  ------------
                                                    CONVENIENCE
                                                    TRANSLATION
                                                   -------------
                                                      US$'000                      (IN THOUSAND NIS)
                                                   -------------  ----------------------------------------------------
                  LOANS -
                  From Banks and financial
                    institutions                      467,699      2,215,534      1,483,066       72,416        51,927
                                                   -------------  -----------  ------------  -----------  ------------

                  OTHER LIABILITIES:
                  Trade accounts payable                  228          1,081         78,333            -             -
                  Deferred income taxes                22,466        106,424         65,055            -             -
                  Liability for the acquisition
                   of shares in subsidiaries
                   (Note 19C)                           4,704         22,283         21,935       22,283        21,935
                  Pre-paid rent received                5,043         23,891          8,850            -             -
                  Subsidiaries                              -               -             -       17,569        32,458
                                                   -------------  -----------  ------------  -----------  ------------
                                                       32,441        153,679        174,173       39,852        54,393
                                                   -------------  -----------  ------------  -----------  ------------
                                                      500,140      2,369,213      1,657,239      112,268       106,320
                  Less: current maturities            (32,004)      (151,608)      (182,953)     (52,283)            -
                                                   -------------  -----------  ------------  -----------  ------------
                                                      468,136      2,217,605      1,474,286       59,985       106,320
                                                   =============  ===========  ============  ===========  ============

              B. LINKAGE BASIS AND INTEREST RATES ON LOANS:

                                                                                                CONSOLIDATED
                                                                                 -----------------------------------------
                                                                                                 DECEMBER 31
                                                                                 -----------------------------------------
                                                            INTEREST RATES            2002           2002         2001
                                                                AT THE           --------------  -----------   -----------
                                                             BALANCE-SHEET        CONVENIENCE
                                                                 DATE             TRANSLATION
                                                        -------------------      --------------
                                                                   %                US$'000           (IN THOUSAND NIS)
                                                        -------------------      --------------  -------------------------
                     Loans in foreign currency:
                       US dollar                        Libor+ 0.1-2.2                127,102       602,093       482,876
                       Pound sterling                   Libor+ 1.25-1.40               56,867       269,384       239,548
                       Euro                             Euribor+ 1.35-2.10            232,850     1,103,030       528,392
                       Euro                             4.90 - 6.46(1)                 50,136       237,499       213,068
                       US dollar                                                            -             -        16,826
                       South African rand               5.00(2)                           745         3,528         2,356
                                                                                 --------------  -----------   -----------
                                                                                      467,700     2,215,534     1,483,066
                                                                                 ==============  ===========   ===========

                     (1) Fixed interest through 2004. Thereafter at market rates.
                     (2)  Fixed interest rate.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 15 -     LONG-TERM LOANS AND LIABILITIES (CONT.)

              C.     REPAYMENT SCHEDULE:

                                                                                                CONSOLIDATED
                                                                                                 DECEMBER 31
                                                                                 -----------------------------------------
                                                                                      2 0 0 2                 2 0 0 2
                                                                                 -----------------      ------------------
                                                                                    CONVENIENCE
                                                                                    TRANSLATION
                                                                                 -----------------
                                                                                     US$'000            (IN THOUSAND NIS)
                                                                                 -----------------      ------------------
                     First year - current maturities                                     32,004              151,608
                     Second year                                                         32,686              154,835
                     Third year                                                          20,099               95,213
                     Fourth year                                                         20,893               98,971
                     Fifth year                                                          17,760               84,130
                     Sixth year and thereafter                                          294,353            1,394,377
                     Undetermined                                                   (*)  82,346          (*) 390,079
                                                                                 -----------------      ------------------
                                                                                        500,141            2,369,213
                                                                                 =================      ==================

                      (*) Includes a bank loan of NIS 261 million against which the Company placed a deposit of equal amount as security.


              D.     LIENS - see Note 18D.

NOTE  16 -    ACCRUED  SEVERANCE  PAY (CONSOLIDATED)

              A.     COMPOSITION:

                                                                                                DECEMBER 31
                                                                                  --------------------------------------------
                                                                                     2002            2002          2001 (*)
                                                                                  ------------   -------------  --------------
                                                                                  CONVENIENCE
                                                                                  TRANSLATION
                                                                                  ------------
                                                                                     US$'000          (IN THOUSAND NIS)
                                                                                  ------------   -----------------------------
                     Provision for severance pay                                       268            1,269          1,500
                     Less: amounts deposited in the severance-pay fund                (161)            (762)        (1,064)
                                                                                  ------------   -------------  --------------
                                                                                       107              507            436
                                                                                  ============   =============  ==============
                     (*) Reclassified.

              B.     IN ISRAEL:

                     The liability of the Group companies to employees upon termination include, primarily, severance pay, termination pay and advance-notice pay. The liabilities are partially covered by current deposits to accounts on the employees' behalf at recognized pension and severance-pay funds and/or by acquiring policies from insurance companies. These deposits are not under the custody or management of the Group companies and, therefore, are not reflected in the balance sheet. The accrued severance pay included in the balance sheet represents the balance of the liability not covered by the above-mentioned deposits and/or insurance policies for which a fund is maintained (in the Company's name) at a recognized pension fund.

              C.     ABROAD:

                     The liability of foreign subsidiaries for severance pay to their employees, pursuant to the laws of the countries in which those companies reside and the labor agreements in effect, is ordinarily covered by current payments to government agencies with respect to the voluntary or involuntary termination of employment, as well as by regular payments to insurance companies for pension benefits and by the balance-sheet accrual.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 17 -     INCOME TAXES

              A.     COMPOSITION:

                                                                                        CONSOLIDATED
                                                                 -----------------------------------------------------------
                                                                                          DECEMBER31
                                                                 -----------------------------------------------------------
                                                                     2002            2002           2001          2000
                                                                 -----------     ------------  -------------   -------------
                                                                 CONVENIENCE
                                                                 TRANSLATION
                                                                 -----------
                                                                   US$'000                      (IN THOUSAND NIS)
                                                                 -----------     -------------------------------------------
                     Current income taxes                              590            2,795          9,524          14,576
                     Deferred income taxes                           1,355            6,420         12,272           4,545
                     Taxes in respect of prior years                 2,726           12,913         (7,939)           (214)
                                                                 -----------     ------------  -------------   -------------
                                                                     4,671           22,128         13,857          18,907
                                                                 ===========     ============  =============   =============


              B. TAX LAWS APPLICABLE TO THE MAJOR GROUP COMPANIES IN THEIR COUNTRY OF RESIDENCE:

                     1)     ISRAEL

                            A. The Company and its Israeli subsidiaries are subject to income tax under the provisions of the Income Tax Law (Inflationary Adjustments), 1985, which introduced the concept of measuring results for tax purposes on a real basis, according to the changes in the CPI. Corporate tax rate applicable to companies incorporated in Israel is 36%.

                            B.     1.     Starting  January  1,  2003,  new  tax
                                          regulations  go into effect  relating,
                                          among other  things,  to the change in
                                          the   Israeli   taxation   system   in
                                          connection   with  income  of  foreign
                                          companies  controlled  (in  excess  of
                                          10%)  by an  Israeli  resident.  These
                                          provisions  apply to  companies  whose
                                          income   consists  mostly  of  passive
                                          income, as defined by law, or revenues
                                          stemming from passive income,  the tax
                                          rate of  which  does not  exceed  20%,
                                          controlled, directly or indirectly, by
                                          Israeli residents  ("CFC").  According
                                          to the  Law,  a  controlling  party in
                                          those companies  having  undistributed
                                          earnings,  as defined by law, would be
                                          deemed   as   having    received   his
                                          proportionate  share in these earnings
                                          in the form of a dividend,  which will
                                          be subject to Israeli taxes of 25%.

                                   2. A dividend received in Israel and originating from income generated or derived abroad as well as a dividend originating abroad will be subject to tax of 25%.

                                   The law also stipulates provisions with regard to the tax amount and its rate, in instances where income taxes were paid abroad in respect of this income.

                            C. Starting January 1, 2003 an Israeli resident will be subject to tax on his income even if derived or generated abroad. Through the end of the 2002 tax-year, an Israeli resident was taxed on such income only if it was initially received in Israel.

                            D. Starting January 1, 2003 the capital-gains tax on the sale of assets was reduced to 25% and will be computed on the portion of the gain pertaining to the period subsequent to that date through the date of the sale.

                            E. Two investment programs of IGTX and its subsidiary were granted the status of "approved enterprise"("AE") pursuant to the Law for the Encouragement of Capital Investments, 1959 ("the Law"), within the framework of which income stemming from an AE will be exempt from tax during the initial two years, starting from the first year in which the AE has taxable income, and subsequently subject to a reduced tax rate of 25% during the remaining five-year period for one program, and entitlement for a full tax exemption over a ten-year period for the other program. The investment schedule was extended to November 2003. The period of benefits of the two programs has not yet begun.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 17 -     INCOME TAXES (CONT.)

              B. TAX LAWS APPLICABLE TO THE MAJOR GROUP COMPANIES IN THEIR COUNTRY OF RESIDENCE (CONT.):

                     1)     ISRAEL (CONT.)

                            E. (cont.)

                                   Should the investment rate of foreign residents (as defined by law) in IGTX exceed 25%, the period of benefits would then increase from seven to ten years. If this rate exceeds 49%, the tax rate would decrease from 25% to 10%-20%, based on the investment amount during each of the relevant tax-years.

                                   The period of benefits to these AEs is limited to 12 years from the earlier of the commencement of production or 14 years following receipt of the approval document. The benefits are determined by the ratio of the additional sales revenues during the period of benefits over the sales revenues in the entire last year of production prior to the activation of each program (adjusted for the change in the wholesale-price index of the industrial output), divided by the total revenues in each of the tax-benefit years).

                                   Those benefits are subject to the conditions stipulated in the Law, the regulations thereunder and the approval documents based on which the investments were made. Failure to meet those conditions may lead to the cancellation of the benefits and also trigger a demand for reimbursement of the amounts received (in whole or in part), plus interest and linkage. Change in the ownership structure of a company owned by an AE, including a public offering of over 49% or any private placement during the period of the approved investment program through the end of the period of benefits is subject to the advance approval by the Investment Center.

                                   In the event of a distribution of tax-exempt earnings, as noted, in the form of a dividend, the distributing company would be subject to tax of up to 25% while the distribution of earnings of an AE as dividends would be taxable to the recipient at a rate of 15%.

                     2)     USA

                            a. US tax laws set limitations on the utilization of carry-forward tax losses in companies that have undergone a material change in ownership. Accordingly, if the transfer of the Company's shares to EIL (in
                                   1999) is  defined  as a  material  change  in
                                   ownership of Elscint, then the ability to utilize the tax-losses of a US subsidiary against future income would be limited considerably.

                                   The restriction referred to above (even if applicable) would not have a material impact on Elscint's shareholders' equity at December 31, 2002 and its results of operations for the year then ended, since those losses have not yet been offset against taxable income, and no deferred income taxes have been recorded in respect thereof.

                            b. A non-US company may (under certain conditions) be deemed for US income tax purposes as a Passive Foreign Investment Company ("PFIC") on the basis of an "income test" and an "assets test", as determined by the IRS. Once so defined, the US shareholders may be subject to additional taxes upon the distribution of earnings or assets and/or upon their realization of their holdings in such a defined company. Following the sale of the Company's and Elscint's activities and due to their entry into other areas of activity, the management of both companies believe - based on advice received for this matter - that in light of existing indications, they may not - under the circumstances - be considered as a PFIC. Nevertheless, there is no certainty that the companies' position would prevail with the IRS.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 17 -     INCOME TAXES (CONT.)

              B. TAX LAWS APPLICABLE TO THE MAJOR GROUP COMPANIES IN THEIR COUNTRY OF RESIDENCE (CONT.):

                     3)     THE NETHERLANDS

                            a.     Corporate   tax   applicable   to   companies
                                   incorporated in the country - 34.5%.

                            b. Under the "Participation Exemption", a dividend received by a Dutch company in respect of an investment in shares of other companies is exempt from corporate tax in The Netherlands. A capital gain derived upon the sale of the shares of an investee company would be exempt from tax, subject to the fulfillment of the following criteria:

                                   1. The company holds at least 5% of the share capital of the investee.

                                   2. The investing company and the investee are not investment funds as defined by Dutch law.

                                   3.     The   investment   is  not   held   in
                                          inventory.

                                   Four additional criteria are required for an exemption in respect of an investment in foreign companies:

                                   1. The profits of the investee must be taxed in its country of residence.

                                   2. The investment is not carried out within the framework of an investment portfolio.

                                   3.     The investee is an active company.

                                   4. A subsidiary acting as the financier must be active and meet additional conditions in order not to be deemed a passive company.

                                   Capital  losses  cannot be offset  unless the
                                   investee   is   liquidated,   under   certain
                                   conditions.

                     4)     JERSEY

                            a.     A   company   with  international  commercial
                                   activity:

                                   -   Income   from   operating  activities  is
                                       subject to tax at the rate of 30%.

                                   -   Income   from   international    activity
                                       (including receipt of dividends) would be taxed at rates ranging from 0.5% to 2%.

                                   -   Capital gains would be exempt from tax.

                                   -   Dividends  received would be taxed at a
                                       rate of 20% subject to international tax treaties.

                            b. A company without international commercial activity:

                                   - Income except for bank interest if not earned in Jersey, in excess of a fixed annual amount of 600 pounds sterling is exempt from tax.

                                   - Income derived in Jersey except for bank interest would be taxed at 20%.

                                   -   Capital gains would be exempt from tax.

                                   -   A  dividend  distributed   from   income
                                       originating in Jersey entitles a tax-credit of 20%.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 17 -     INCOME TAXES (CONT.)

              B. TAX LAWS APPLICABLE TO THE MAJOR GROUP COMPANIES IN THEIR COUNTRY OF RESIDENCE (CONT.):

                     5)     ENGLAND

                            a.     A UK resident - company:

                                   - Operating income and capital gains would be subject to tax rates ranging from 0% to 32.75%, subject to the level of profitability.

                                   - Dividends received from a UK-resident company are exempt from tax.

                                   - No tax credits are given for dividends distributed.

                            b. A non-resident company having an investment activity in property in England:

                                   - Net rental income from leasing buildings in England would be taxed at 22%.

                                   -   Capital gains are exempt from tax.

                     6)     BELGIUM

                            The corporate tax rate applicable to income of companies incorporated in Belgium is 34%. Dividends paid from such income are subject to additional tax of 25%, other than a dividend received by companies incorporated in Belgium or in the EU, whose holding rate in the Belgian company is at least 25%, subject to international tax treaties.

                     7)     ROMANIA

                            The corporate income tax rate for resident companies and non-resident entities with permanent establishments in Romania is generally 25%. Capital gains are generally treated as ordinary business income. Dividends paid to resident and non-resident companies are subject to a final withholding tax of 10%, unless reduced double taxation treaty rates apply for non-residents. Losses may be offset against taxable income for a period of five years from the period they were incurred.

                     8)     HUNGARY

                            The corporate tax rate applicable to income (including capital gains) of subsidiaries incorporated in the country is 18%. Dividends paid out of these profits are taxed an additional 20%, subject to the terms of the relevant treaty for the prevention of double taxation. Losses from the third year onward may be offset against taxable income for a period of five years, subject to the fulfillment of a losses/revenues ratio, pursuant to the income tax regulations. The losses incurred during the first two years of operation may be carried forward for an unlimited period of time.

                     9)     POLAND

                            The corporate tax applicable to subsidiaries in Poland is 28%. Dividends paid out of these earnings are subject to an additional (final) tax of 20%, subject to the relevant tax treaty for the prevention of double taxation. The tax rate on taxable income will be gradually reduced to 22% by 2004. Losses may be offset against taxable income over a five-year period, limited each year to a maximum utilization of up to 50% of the accumulated loss.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 17 -     INCOME TAXES (CONT.)

              C.     Effective tax rate:

                     The following is a reconciliation between the income tax expense computed on the pretax income at the ordinary tax rates ("the theoretical tax") and the tax amount included in the consolidated statement of operations:

                                                                                        CONSOLIDATED
                                                                                         DECEMBER3 1
                                                                       2002           2002          2001          2000
                                                                    ------------  -----------   ------------   ------------
                                                                    CONVENIENCE
                                                                    TRANSLATION
                                                                    ------------
                                                                      US$'000                 (IN THOUSAND NIS)
                                                                    ------------ ------------------------------------------
                     Company's theoretical tax rate (%)                    36            36            36             36
                                                                    ============  ===========   ============   ============
                     Income (loss) before taxes -
                       per statement of operations                     (3,058)      (14,484)      118,529        (37,017)
                                                                    ============  ===========   ============   ============
                     The theoretical tax                               (1,101)       (5,214)       42,670        (13,326)
                     Differences in tax liability in respect of:
                        Utilization of prior-year losses for
                          which deferred taxes had not been
                          created in the past                          (5,667)      (26,846)      (16,960)       (13,206)
                        Losses and other timing differences for
                          which deferred taxes had not been
                          created                                      18,475        87,518        68,029         77,620
                        Variances from different measurement
                          rules applied for the financial
                        statements and those applied for income
                          tax purposes (including exchange-rate
                          differences)                                 (3,186)      (15,092)      (28,583)        (9,836)
                        Differences in the tax rates on income
                        of foreign subsidiaries                        (3,917)      (18,554)      (16,266)        (6,176)
                        Taxes for prior years                           2,726        12,913        (7,939)          (214)
                        Other differences, net (*)                     (2,659)      (12,597)      (27,094)       (15,955)
                                                                    ------------  -----------   ------------   ------------
                                                                        4,671        22,128        13,857         18,907
                                                                    ============  ===========   ============   ============

                     (*) Mainly tax-exempt income and disallowed expenses.


              D.     Carryforward losses and deductions:

                     At December 31, 2002 the Group companies had accumulated tax losses and deductions amounting to NIS 630 million, which may be utilized in future years against taxable income at rates ranging from 18% to 34.5% depending on the country of residence. The utilization of these losses is contingent upon generating taxable income during the period in which these losses may be offset.

              E.     Deferred    taxes   in   respect  of  non-monetary   assets
                     (consolidated):

                     Deferred taxes not allocated in respect of the CPI-adjusted amounts of buildings and net book value of assets whose depreciation for tax purposes would be disallowed (for which it had been determined not to record deferred income taxes) amounted at December 31, 2002 to NIS 91million ($ 19 million).

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 17 -     INCOME TAXES (CONT.)

              F.     Deferred income taxes (consolidated):

                                                                                                DECEMBER 31
                                                                                  -----------------------------------------
                                                                                     2002            2002          2001
                                                                                  ------------  ------------   ------------
                                                                                  CONVENIENCE
                                                                                  TRANSLATION
                                                                                  -----------
                                                                                    US$'000          (IN THOUSAND NIS)
                                                                                  -----------   --------------------------
                     Accelerated depreciation differences in respect of
                        fixed assets                                                (14,016)      (66,395)       (25,881)
                     Difference between fair value of land at acquisition and
                     related cost for income tax purposes                            (7,988)      (37,841)       (42,707)
                     Temporary differences - income and expenses                     (3,968)      (18,797)        (9,653)
                     Carryforward tax losses and deductions                           5,618        26,612         21,817
                                                                                  ------------  ------------   ------------

                     Deferred taxes                                                 (20,354)      (96,421)       (56,424)
                                                                                  ============  ============   ============
                     PRESENTED IN:

                     Long-term liabilities                                          (22,465)     (106,424)       (65,055)
                     Current liabilities                                               (353)       (1,670)        (1,585)
                     Long-term loans and receivables                                  2,464        11,673         10,216
                     Current assets                                                       -             -              -
                                                                                  ------------  ------------   ------------
                                                                                    (20,354)      (96,421)       (56,424)
                                                                                  ============  ============   ============

              G.     Final tax assessments:

                     The Company, Elscint and some of the Group companies in Israel have received final tax assessments through 1998. Some of the Group companies abroad have received final tax assessments from 1991 to 1999 while some have not yet been assessed since incorporation.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 18 -     COMMITMENTS AND CONTINGENT LIABILITIES

              A.     COMMITMENTS

                     (1) The minimum annual future rental fees under the building and equipment operating leases, based on prices and terms in effect at December 31, 2002, (including renewal options), for periods subsequent to December 31, 2002, are immaterial to the Group's business.

                            As  for   the   commitments   in   respect   of  the
                            land-leasing fees of the Hotel Division and the PC Group - see Note 11C1 and 11C2.

                     (2) In connection with the sale of the Elscint operations to GEMS and Phillips Medical Systems Ltd. ("Phillips") (as outlined in Note 23 below), Elscint undertook not to make dividend distributions either in kind, cash or extraordinary distributions, and not file for liquidation or merge with another entity unless the following conditions are met:

                            A.     In the event of merger or consolidation,  the
                                   acquiring   company  must  assume   Elscint's
                                   liability to Phillips.

B. The value of the net tangible assets (as defined in the agreement) must not decline below $10 million in 2003, as a result of the merger or distribution. Commencing in 2004 no restrictions exist on such a distribution or merger, provided that - at the time of those transactions - there is no pending claim by Phillips against Elscint in excess of $10 million.

                     (3) B.H. was granted an option from the management company, exercisable until September 30, 2003, to purchase from the management company 33% of its ownership and controlling rights in a company under its ownership, which was incorporated to acquire the business (including tangible assets, hotel management agreements, management rights, rights to use trade names, etc.) of the Park Plaza chain in Europe (hereinafter "the acquired company"). As part of the agreement, B.H. granted the management company a loan of $ 5 million.

                            The level of B.H.'s  investment  may  increase  by $
                            2.25 million, if and to the extent that this amount is required for the purchase of other assets by the acquired company. The management company has an option, exercisable up to the end of one year or at any time in the event of disagreement between the parties regarding the management company's rights, to acquire part of the company, in consideration for the refund of the cost of B.H.'s original investment.

                     (4) Elscint is required to pay royalties to the Office of the Chief Scientist ("OCS") in respect of sales of products developed with grants provided by the latter. The royalties are computed on the sales volume of these products at percentages ranging from 1% to 5% limited to the aggregate amount of the grants. Elscint received correspondence from the OCS, requesting the submission of certain data in order to ascertain its obligation in respect of royalties due to the OCS.

                            The liability to the OCS in respect of the sale of the MRI operations to GEMS, determined at $11 million, was allocated 60% to Elscint and 40% to GEMS. Elscint received a written notification from the OCS, requiring details concerning the allocation of the proceeds received from GEMS, in connection with the sale, to the MRI project, based on which the royalties had been computed. In addition, it was agreed that the NM and MRI technologies, products and components would not be transferred out of Israel unless GEMS first seeks OCS approval.

                            Pursuant to the agreement between Elscint, GEMS and the OCS, Elscint undertook that should GEMS sell MRI products containing certain know-how and components financed with the assistance of the OCS, it would pay the OCS royalties in excess of $ 1.5 million.

                            The Company and Elron Ltd. notified Elscint that the outcome of the settlement of their disagreement with the OCS in connection with the sale of Elron's holdings in the Company will not involve any additional cost to Elscint.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 18 -     COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

              A.     COMMITMENTS (CONT.)

                     (5) IGTX is required to pay royalties to the OCS on proceeds from the sale of products, in whose research and development the OCS has participated, at a rate of 3% for the first three years and 3.5% thereafter up to a maximum of 100% of the grants received. The total amount of grants received as of December 31, 2002 is NIS 37.2 million.

                     (6)    Hotel management agreements - see Note 10B.1.c.

                     (7)    Hotel franchise agreements - see Note 10B.1.d

                     (8)    Principal   agreements  for  leasing  space  in  the
                            commercial centers - see Note 10B.3.b.2.

                     (9)    Commitments  to acquire and/or  construct  assets at
                            the   Commercial   Centers   Division   -  see  Note
                            10B.3.b.3.

                     (10) Agreements for management, supervisory and manpower services for the establishment of commercial centers
                            - see Note 10B.3.b.4.

                     (11) A commitment to effect a final payment in respect of the Triple-S transaction - see Note 19c above.

                     (12) Pursuant to the agreements between the Company and Elbit Ltd., from which the Company and Elbit Systems Ltd. were spun-off ("the spun-off companies"), effective January 1, 1996, Elbit Ltd. agreed to grant the Company, for no consideration, the ownership of know-how and intellectual property rights in connection with the Company's operations, the right to use the "Elbit" name and to provide various services for consideration. The parties undertook mutual indemnifications in respect of the activities preceding the spin-off.

                     (13)   CURRENCY TRANSACTIONS- see Note 24b.

                     (14) Within the terms of an agreement with EIL and Elscint, extended to be in effect through December 31, 2005, direct as well as indirect expenses of the internal departments of EIL Group (legal, investments, accounting and taxation) are to be allocated. Each party to the agreement is entitled to terminate the agreement at the end of each 12-month period by giving prior notice to that effect. Under the agreement, the expenses are to be divided so that EIL bears 35%, with the Company and Elscint, each, 32.5%, unless the actual utilization rate deviates by more than 10% from these percentages. Should the deviation be more than 10%, the parties would be charged on the basis of actual-cost allocation. The renewal agreement was approved by the audit committees of all the participating companies' boards of directors.

                     (15) In October 2001 an agreement between Bucuresti and a company controlled by Control Centers (CDPM), was approved at the shareholders' meeting. In accordance with that agreement CDPM will provide logistical, planning, and supervisory services in connection with the renovation of the Bucuresti hotel, for a fee equal to the lower of 5% of the renovation costs (excluding general and administrative costs and financing) or 5% of $ 30 million.

                     (16) On February 14, 2001 the Company was notified, by the Government Companies' Authority ("GCA"), that the Elezra Group had won the right to purchase from the State the shares of Afridar -The Housing and
                            Development Company of Ashkelon Ltd. ("Afridar"). The Elezra Group consists of Elezra Developments and Investments Ltd. ("Elezra"), an unrelated company and Elbit Medical Holdings Ltd., a subsidiary of the Company ("Elbit Holdings"), as well as the Company and Mr. Eli Elezra as interested parties (together, "the Group"). Afridar is a highly regarded real-estate company with extensive experience.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 18 -     COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

              A.     COMMITMENTS (CONT.)

                     (16)   CONT.

                            Immediately following that notice, Group members signed an agreement in principle to govern their business relationship, according to which Elezra would pay the total acquisition cost of the Afridar shares (NIS 80 million ($ 19.8 million)) and, in exchange, the Company and/or Elbit Holdings would hold the Afridar shares that would be registered in their name, in trust for Elezra.

                            The parties also agreed that in consideration of the above, Elezra would pay the Company NIS 1 million, an amount that Elezra converted - in accordance with the agreement-in-principle - into an option for 24 months to be granted to the Company and/or Elbit Holdings for the acquisition of up to 15% of Afridar shares in exchange for a payment to Elezra equaling 15% of the Afridar share price paid by the latter (or any other percentage equalling the number of shares to be purchased). In March 2003 Company management decided not to exercise the option and it thus expired.

                            The transfer of shares between the members in the Group is subject to the approval of the GCA during the initial 12 months following the conclusion of the transaction. In the absence of such approval, the Company and/or Elbit Holdings would remain the owners of the Afridar shares until the restriction on their transfer is lifted. In this case, Elbit Holdings and Elezra will be, jointly and severally liable to the GCA and the State of Israel for all charges applicable to purchasers of Afridar shares. In addition, after 12 months from the date of the transaction's conclusion, any direct or indirect sale of control in Afridar is contingent upon the transfer of the seller's commitments to the GCA to the potential purchaser, as stipulated in the agreement. Elezra undertook to indemnify the Company and/or Elbit Holdings for any expense and/or damage and/or claim and/or loss and/or request for payment and/or any other expense incurred by the Company and/or Elbit Holdings in connection with the offer for the acquisition of the Afridar shares, the related transaction, the acquisition of the shares and their holding in trust, receipt of the above option, transfer of the shares between the parties and the above agreement in principle.

                            The Company, together with Elezra, was negotiating with the Government Companies Authority for the assignment of the Company's rights and obligations in Afridar to Elezra. At the issuance date of these financial statements, these rights have not yet been assigned.

              B.     CLAIMS

                     (1) In November 1999, a number of institutional investors and others, holding shares in Elscint, filed, a lawsuit in the Haifa District Court against the Company, Elscint, EIL and others. The plaintiffs also requested the certification of their claim as a class action in the name of all those who had held Elscint shares on September 6, 1999, and continued to do so when the claim was filed (excluding the Company and others). The claim alleges discrimination against Elscint's minority shareholders arising from various transactions or activities carried out by its controlling shareholders and directors, which - allegedly - caused them financial loss, manifested by the 45% ($ 100 million) decline in the value of Elscint's shares in the period from February 24, 1999 to the claim's filing date.

                            The principal remedy requested in the claim is a court order instructing the Company to carry out a tender offer for Elscint's shares at $ 14 per share. Alternatively, the plaintiffs, inter alia, also asked the court to issue an injunction prohibiting implementation of the September 9, 1999 transactions and the refund of any amounts paid thereunder. Part of the relief was requested as a derivative claim by Elscint.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 18 -     COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

              B.     CLAIMS (CONT.)

                     (1)    (CONT.)

                            The Haifa District Court summarily dismissed the request for certification as a class action. This decision was appealed by some of the plaintiffs to the Supreme Court. Concurrently, the district court ruled that the plaintiffs may - notwithstanding having rejected the request for class action proceedings - nevertheless pursue the matter. The State Attorney General has submitted a position paper to the Supreme Court regarding the appeal. According to his opinion, the district court erred in its two legal conclusions when rejecting the request for class-action certification. Accordingly, he believes that the plaintiffs should be allowed to appeal and that the appeal - if filed - should be accepted. Moreover, the State Attorney General believes that, subsequent to the acceptance of this appeal, it will be necessary to evaluate the request and approve it as a class action. At this stage, the Registrar has deferred the dates for submitting the defense documents, until the question of the required court fees due in these procedures has been decided, as outlined below:

                            On November 21, 2001 hearings were held in the Supreme Court at following which it granted a right of appeal. The Company and the parties filing the class action presented their respective motions. On February 27, 2002, the court decided to permit the State Attorney General to present his final motion, in writing, within seven days.

                            A dispute has arisen between the parties regarding the question of the fee, which is determined based on the classification of the relief sought in the claim. For the time being, the plaintiffs have defined the relief sought by them as declaratory relief and have paid a fee for it. The position of the defendants is that the true relief sought in the claim is monetary, and that the plaintiffs should pay a court fee which is substantially greater than the sum that the plaintiffs have paid. On August 3, 2001, the Registrar of the Haifa District Court held that part of the relief sought by the plaintiffs is not declaratory as claimed by the plaintiffs, but rather monetary as the defendants claim. Therefore, the Registrar decided that the plaintiffs must pay the fee for these reliefs totalling 2.5% of the amount claimed (totalling NIS 20 million) and, in addition, itemize the monetary reliefs sought by the plaintiffs. As for the other relief sought by the plaintiffs, the court ruled that they are not monetary remedies, rather applications for injunctive releif, on which the plaintiffs will have to pay a fee of an insignificant amount.

                            To date, the plaintiffs have not yet paid the court fee and also have not advanced satisfactory arguments to support the relief they are seeking. As a consequence, Elscint has applied the court to strike out from the list of relief sought those deemed by the court as needing additional substantiation. The Company has joined in Elscint's application. On February 28, 2002 a hearing was held before the registrar of the district court regarding the defendants' application to strike out portions of the claim in view of the fact that the plaintiffs failed to pay the court fee. The Registrar decided that the proceedings regarding this application will be heard after the appellate court decides regarding the court fee as described below. The court also ruled that, at this stage, the filing by the defendants of defense motions would be postponed.

                            Two appeals on the Registrar's decision of August 3, 2001 were filed with the Haifa District Court on September 20, 2001. Elscint and other plaintiffs petitioned the court to determine that the primary relief and the alternative relief demanded in the claim are both monetary, and subject to a fee of 2.5% of the amount. In another appeal, the plaintiffs petitioned the court to establish that the relief categorized as monetary is, in fact, injunctive relief. In addition, the plaintiff petitioned the court to overrule the Registrar's decision concerning the postponement of the filing of the defense-motion. On October 28, 2001 the Company filed a counter-appeal, claiming, as Elscint had, that the primary and the alternative claim constitute a stated monetary remedy and are thus subject to a fee of 2.5% on the amount of damages claimed. The hearing on these appeals took place in April 2002. The court has not yet rendered its decision.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 18 -     COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

              B.     CLAIMS (CONT.)

                     (1)    (CONT.)

                            The Company's management believes - based on the opinion of its legal counsel - that the final outcome of this case cannot be estimated.

                            On January 26, 2003, the Company received a letter from one of the insurers ("the Insurer") of EIL, Elscint and the Company (the "Insured Companies"), that provides insurance to the Insured companies including insurance pertaining to this representative claim.

                            In this letter, the Insurer made certain allegations against the Insured Companies, including, inter alia, that the Insured Companies breached their disclosure duties under section 6(a) to the Insurance Contract Law, 1981, by failing to disclose to the Insurer material information prior to the issuance of additional cover to the policy purchased by EIL (the "Policy"), effective as of July 1999 (the "Additional Cover"), and prior to the replacement of the Policy and the Additional Cover by the issuance of a new policy effective as of August 1999 (the "Replacement Cover"). The letter states that the Policy, Additional Cover and Replacement Cover issued by the Insurer will be cancelled unless the Insured Companies indicate the circumstances were different than those described in the letter. The Company's legal counsel sent a reply on behalf of EIL, Elscint and the Company on March 20, 2003, in which the allegations of the Insurer were rejected. As of the date of the issuance of the financial statements the company has not received an answer from the Insurer to the Company's letter.

                     (2) In September 1999, a lawsuit for $ 158 million was filed against the Company, Elscint and others, along with a request for recognition as a class action. The plaintiffs assert that the Company, through Elscint's Board of Directors, caused damages to, and discriminated against, the minority shareholders of Elscint. Based on the parties' agreement, the court hearings were postponed until the Supreme Court decides in the appeal described in item 1 above. Based on the advice received from legal counsel, management believes that at this stage it is not possible to ascertain the outcome of the claim and whether it will be recognized as a class action.

                     (3) The Company and its subsidiaries are parties in a number of lawsuits in the courts as well as to other claims by third parties- in part, with no amounts stipulated, and, in part, in an aggregate amount of approximately $39 million, as compensation for damages allegedly caused by the activities and/or products of the companies and which relate, primarily, to the operations of the Company and of Elscint which were sold during 1998 and 1999.
                            Regarding a portion of the claims, amounting to $8 million, management of the companies estimates, on the basis of the opinion of their legal counsel dealing with these matters and/or on the basis of counsel of insurance advisors, that no significant costs will result therefrom, over and above the relevant amounts accrued in the financial statements and that the provisions recorded in the financial statements are adequate to cover the costs and resources that will be necessary to settle any obligations resulting from the claims. Regarding a portion of the claims amounting to $31 million, legal counsel of the companies is unable at this stage to estimate the outcome. Nevertheless, the companies have recorded accruals in their financial statements in amounts that are adequate, in the opinion of their management, to cover the costs and resources necessary to resolve the obligations under these claims as of the date of issuance of the financial statements based, inter alia, on the counsel of their relevant advisors in such matters and on past experience. The aggregate amount of the claims as mentioned above, was decreased during 2002, as a result of negotiations carried out with some of the distributors, which negotiations led to settlements with claimants. As a result of such settlements no costs were incurred beyond the provisions that were included in the financial statements.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 18 -     COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

              B.     CLAIMS (CONT.)

                     (4) A claim for $ 14.3 million is pending in an Israeli court by two foreign companies against the Company and its subsidiary, which - for the purposes of filing fees - was set at NIS 20 million (approximately $ 5 million). The claim alleges damages, mainly, loss of profits and damage to goodwill, allegedly sustained due to the Company's breach of its obligation to take part in a tender in Brazil to set up a medical diagnostic center. The Company requested the court to summarily dismiss the claim due to lack of jurisdiction or, alternately, due to the Israeli courts being an "inappropriate forum" to adjudicate the matter. In May 2001, the District Court rejected the request to summarily dismiss the claim and the Company appealed this decision in the District Court. In addition, the Company will submit a request to extend the date to file a defense motion until after the court's decision on the appeal. The parties agreed that, should the Company's appeal concerning the lack of legal jurisdiction by the Israeli courts be rejected, the Company would then file a defense motion within 30 days thereafter. On March 2, 2003 the Haifa District Court rejected the Company's appeal and stated that the court handling this claim is empowered to decide the appropriate and qualified jurisdiction for hearing the case. The Company filed a defense motion against the actual claim. In addition, the Company is contemplating filing an appeal with the Supreme Court.

                            On the basis of legal advice, Company management considers the likelihood of acceptance of the claim against the Company to be remote and that, with regard to the subsidiary, there are good grounds for defense. Management believes that should any of the plaintiff's assertions be accepted with regard to the breach of contract, then the amounts claimed would appear to be exaggerated and groundless. These financial statements do not include any provision in respect of this claim.

                     (5) During 2001 GEMS drew the balance of the $3.5 million credit facility provided by the Company in connection with the sale of the ultrasound operations. In addition, it demanded from the Company an additional $1 million in respect of damages allegedly suffered by it following the implementation of the sales agreement under the indemnification had been awarded. In January 2003 the Company reached a comprehensive and final arrangement with GEMS under arbitration proceedings. In accordance with a signed agreement between the parties, GEM reimbursed the Company $1.3 million, resulting in a gain of $0.8 million to be reported by the Company in the first quarter of 2003.

                     (6) In respect of the legal proceedings underway in the Romanian courts which may have an adverse effect on the Group - see Note 10b(1) b (7) above.

                     (7) In July 2002 a third party filed a lawsuit in a Polish court against a contractor in Poland for $3.6 million, alleging an unpaid debt arising from a service agreement. In addition, the plaintiff asked the court to seize a debt owed by three lessees, in order to secure the repayment of that company's debt. In September 2002 the court accepted the plaintiff's request to seize the rental payments. In October 2002, the court rejected the Company's appeal in respect thereof. In that month the Company also filed its response to the main claim, in which it rejected most of the plaintiff's assertions and requested the court to reduce the payment for the construction services it owes the plaintiff due to the alleged incomplete construction and the execution of the construction work at lower-than-agreed standards.

                            Concurrently, the Company filed a counter-claim for $3.4 million, alleging damages due to defects in discharging the agreement as well as additional losses incurred as a results of its actions. In addition to these proceedings, the Company asked to be included in a compromise settlement being finalized between the plaintiff and all his creditors. The Company was formally approved as one of the plaintiff's creditors and will thus participate in all the proceedings pertaining to the arrangement. Company management does not foresee any additional expenses in respect of these claims beyond those already included in these financial statements.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 18 -     COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

              B.     CLAIMS (CONT.)

                      (8) In addition, the Company and its subsidiaries are currently involved in litigation in connection with matters in their ordinary course of activities. Although the final outcome of these claims cannot be foreseen at this time, the management of these companies believes - based on advice of their legal counsel - that the claims will not have any material impact on the Group companies.

              C.     OTHER CONTINGENT LIABILITIES

                     (1) The allocation of the proceeds in respect of operations sold in 1998 between Elscint and its subsidiaries in 1998 is based on an estimate of fair value of the assets (both tangible and intangible) sold by each one of the companies; on separate negotiations held with each selling Group company; and on the basis of the provisions stipulated in the sales agreement. A different method of allocation may cause Elscint and its subsidiaries additional liabilities and/or expense. Elscint's management believes that the estimates used as the basis for this allocation of proceeds is adequate under the circumstances.

                     (2) The General Meeting of the Company's shareholders approved the granting of advance indemnification contracts to directors and officers (including in their capacity as officers of the subsidiaries). The total indemnification amount will not exceed the lower of 25% of the Company's shareholders' equity in accordance with the financial statements at the time of indemnification or $40 million, above the amounts to be paid, if at all, by insurance companies under its policies for risks covered by those policies. In addition, the General Meeting approved an exemption for the directors and officers (other than controlling parties) from responsibility for any damage caused by breach of due care towards the Company.

                     (3) There is a commitment to indemnify additional officers (including directors) subject to, and up to, the limit allowed by law, in connection with a financial obligation incurred in favor of a third party and in respect of reasonable legal expenses incurred by or charged to any one of them. The Company took out an insurance policy to cover officers and directors in an amount, which - in the opinion of management - is sufficient to cover reasonable risks.

                     (4) Elscint is committed to indemnify its officers and directors at the maximum amount permitted by law and by its own bylaws, in connection with any act or deed carried out in the discharge of their duties.

                            Notwithstanding the above, Elscint's shareholders approved in their General Meeting, the granting of advanced indemnification certificates to officers and directors, including those acting in its subsidiaries. The total indemnity will not exceed the lower of 25% of the share capital of Elscint presented in the financial statements at the time of the indemnification, or $50 million, in addition to such amounts, if any, to be paid by the insurers in accordance with its insurance policy, at times, for causes covered by such indemnification policies. The General Meeting also approved an exemption from liability in respect to any damage caused to Elscint by breach of duty of care committed by officers and directors.

                     (5) Regarding several sales, which were effected by Elscint prior to the sale of its assets (November
                            1998), Elscint undertook towards a number of its customers to repurchase, under certain specified conditions, at an agreed price, equipment they had purchased. The price of the equipment repurchase by Elscint as of December 31, 2002 was NIS 3,752 thousand.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 18 -     COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

              C.     OTHER CONTINGENT LIABILITIES (CONT.)

                     (6) Within the framework of the agreement for selling Elscint's plant, as described in Note 23 below, Elscint undertook to indemnify the purchasers for any losses incurred in connection with, and as a result of, the liabilities not acquired by them. It also agreed to pay the income-tax liability incurred by the plant up to December 31, 2002, including those arising from environmental-quality matters, in connection with employee benefits (including subcontractor and workers of manpower agencies), in connection with breach of the contract signed for the leasing of land from the Israel Lands Administration, in connection with taxes due for the transfer of the rights in the lands to purchasers, that apply to Elscint, etc.). Some of these liabilities are limited in amount while others are not; some are for a 24-month period while others are for unlimited periods of time. In any event, the total indemnification will not exceed 20% of the transaction price, other than the liabilities pertaining to the environmental quality.

              D.     LIENS AND COLLATERAL

                     (1)    A.     As  security  for  credit  totaling  NIS  784
                                   million   received   by  the  Company  and  a
                                   subsidiary from a bank in Israel, the Company
                                   agreed   to   fulfill    several    financial
                                   covenants, including the maintenance - during
                                   the term of the loan - of a minimum  ratio of
                                   shareholders'  equity  to its  total net book
                                   value   (NBV),   as   defined   in  the  loan
                                   agreement. As security for the loan received,
                                   the  subsidiary  granted  to the bank for the
                                   entire  term  of  the  credit  agreement,   a
                                   first-tier  fixed lien,  unlimited  in amount
                                   and  assigned  by way of a pledge over all of
                                   its  PC  shares.  In  addition,  the  Company
                                   registered  a fixed  and a  floating  lien on
                                   deposits  totaling NIS 367  million.  It also
                                   undertook  not to grant  additional  liens on
                                   its  present,  as well as  future,  assets in
                                   favor  of  third   parties,   without   first
                                   obtaining the bank's  consent (other than the
                                   mortgaging  of assets  and/or new projects in
                                   favor of the entity  financing them or in the
                                   event of a  refinancing).  The  Company  also
                                   undertook   to   provide,    under    certain
                                   conditions,  additional security, as outlined
                                   in the agreement, including second-tier liens
                                   on assets and rights to be  acquired by means
                                   of the line of  credit.  It was  agreed  that
                                   should  the   Company  not  comply  with  the
                                   stipulated  financial covenants or in case of
                                   certain  specified  events,   (including  not
                                   providing  additional  security),   the  bank
                                   would  be   entitled   to  demand   immediate
                                   repayment of any amounts  drawn.  During 2001
                                   and 2002, the Company at the bank's  request,
                                   provided  additional  security,  including  a
                                   first-tier  lien  on its  Sadyba  shares  and
                                   agreed to provide  its rights in real  estate
                                   held in Prague  held by Praha  Plaza.  Within
                                   the framework of the  understandings  reached
                                   between the Company and the bank (as outlined
                                   in Note 13 above),  which are contingent upon
                                   the fulfillment of certain conditions as well
                                   as  the  signing  of  a  detailed   agreement
                                   between the parties,  certain  changes are to
                                   be made  regarding the financial  parameters,
                                   within the  framework  of which,  among other
                                   things,  the minimal  ratio of  shareholders'
                                   equity would be reduced and the mechanism for
                                   accelerating    loan   repayment   would   be
                                   determined,   in  agreement,   at  an  amount
                                   equaling the proceeds received, in any event of sale or issuance of PC and/or commercial center or in the event of a refinancing.

                            B. As security for a loan obtained from another bank in Israel the Company also undertook towards that bank that no part of its Elscint shares would be pledged without first receiving that bank's consent.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 18 -     COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

              D.  LIENS AND COLLATERAL (CONT.)

                      (2)   A.     To  secure  a  credit  of  approximately  NIS
                                   563million that Elscint  received from a bank
                                   in Israel,  Elscint  undertook to comply with
                                   covenants  which  include,   inter  alia,  an
                                   undertaking   to  the  bank   regarding   the
                                   maintenance  of a minimum  ratio of Elscint's
                                   shareholders' equity during the credit period
                                   to its total  assets.  To secure  the  credit
                                   that it received, Elcint granted the bank for
                                   the  period  of the  credit,  a  fixed  first
                                   charge   unlimited  in  an  amount,   and  an
                                   assignment by way of a charge on deposits and
                                   securities totaling NIS 261 million.  Elscint
                                   pledged  in favor  of the bank the BH  shares
                                   and  shares  of  subsidiaries  owned by it as
                                   demanded by the bank.  In  addition,  Elscint
                                   undertook  not  to  create  charges  (current
                                   and/or fixed of any degree) in favor of third
                                   parties  on its  existing  or future  assets,
                                   without   receiving   the   bank's   approval
                                   (excluding   charges  on  new  assets  and/or
                                   projects -in favor of the party financing the
                                   acquisition  and/or  execution  and/or in the
                                   event of refinancing). Elscint also undertook
                                   to provide additional collateral, as detailed
                                   in the agreement,  including: first or second
                                   tier  charges on assets and  rights,  that it
                                   will   purchase  with  the  proceeds  of  all
                                   advances provided under the terms of the facility. Should Elscint not comply with the financial covenants in whole or in part, or on the occurrence of certain events specified in the agreement, the bank will be entitled to demand immediate payment of these credits.

                            B. To secure a subsidiary company's liability to the Bank of NIS 133 million, Elscint granted, in addition, specific charges on deposits and investments held in banks, whose balance as at December 31, 2002 was NIS 66 million.

                     (3) Approximately NIS 12.7 million of Elscint's deposits are used as collateral for bank letters of guarantee totaling approximately NIS 17.3 million which a bank provided in favor of financial institutions. (See
                            Note 24D above).

                     (4)    ASTRID PARK PLAZA N.V. ("AP" )

                            As security for a credit-line provided to a supplier of AP by a local bank, AP deposited with the bank Euro 0.9 million (NIS 4.3 million ($ 0.9 million)). The amount of the deposit was offset from the supplier's trade accounts payable balance for which the bank guarantee had been provided.

                     (5) VICTORIA HOTEL C.V. ("VHCV") AND UTRECHT VICTORIA HOTEL B.V. (UVH)

                            To secure amounts received under a loan agreement, designated for refinancing hotel activities, between VHCV, VHRI, UVH and Mandarin Hotel B.V. (a company in the Red Sea Hotel Group), as joint and several borrowers ("the Borrowers") and Depfa Bank AG ("the Bank"), the Borrowers received a loan of Euro 56.7m. the shareholders of the Borrowers (VEI, VEII and VEIII) provided a guarantee to the Bank to secure the liability of each of the Borrowers to it. According to the agreement between the Borrowers and their shareholders, Euro 49.9m out of the total loan amount was designated for the hotels owned by VHCV and UVH, and the balance of Euro 6.8 million was earmarked for Mandarin Hotel B.V.

                            As security for repayment of the loan, the Bank was granted, among other things, a first mortgage on the Victoria Hotel, Utrecht Hotel and Mandarin Hotel properties and a first-tier lien on all the moveable property located thereon; a first-tier lien on the Borrowers' rights under existing rental agreements; rights under insurance policies covering the real estate; rights under management agreements; issued share capital (including accompanying rights) and rights in certain bank accounts.

                            In addition, the Borrowers subordinated to the Bank all shareholder loans to rank after the bank's loans and undertook not to pay the shareholders' loans without the Bank's consent.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 18 -     COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

              D.  LIENS AND COLLATERAL (CONT.)

                     (5)   (CONT.)

                            The borrowers and the guarantors signed a mutual-indemnification agreement, according to which the Mandarin Hotel Company and VEI (its shareholder) would indemnify VEII, VEIII and the Borrowers (not including Mandarin) for any amount borne by VEII and VEIII in respect of that guarantee. It was also agreed between VEI and VEII that they would both indemnify each other for any expense incurred by either one of them which exceeds 50% of the amount due in respect of the loan.

                     (6)    SHAW HOTELS HOLDINGS B.V. ("SHH")

                            To secure its liabilities under a loan agreement designated to finance the SPP Hotel in London (see
                            Note 11.C.1) the following liens were granted in favor of the Bank: a first mortgage on its real estate and moveable property, including a first-tier lien on rights to use the trade name of Park Plaza, insurance rights connected to real estate, rights under management agreements, the issued share capital of SHH and the Hotel's operating company, rights in certain bank accounts and goodwill; a floating lien on all SHH's assets; the subordination of all shareholders' loans to the demands of the bank.

                            In addition, the Bank obtained from the Red Sea Hotels Group a guarantee for the repayment of the credit-line up to (pound) 5 million. EIL undertook to indemnify the Red Sea Hotels Group for up to half of that guarantee, if ever called.

                            As security for an additional line of credit granted to SHH by the Bank, EIL and the Red Sea Hotels Group jointly and severally provided a guarantee of up to the line's ceiling of pound sterling 2.25 million. In addition to the abovementioned, and with respect to the hotel lease transaction (see Note 11.C.1.(ii)), the financing bank received from the Company an indemnification commitment regarding any damage incurred by the bank following its agreement to the said transaction, as well as a commitment from B.H. to provide additional security besides that mentioned above if the hotel is not refinanced. As at the date of approval of the financial statements B.H. and a company of the Red Sea Hotels Group are conducing negotiations with foreign banks regarding the refinancing of the SPP hotel. In addition, as security for a credit-line granted by other Bank to SPP and VPP (see item 7), EIL provided the Bank a guarantee of pound sterling 0.25 million.

                     (7)    VICTORIA LONDON HOTEL HOLDING B.V. ("VLH")

                            In order to secure loans designated for financing VPP Hotel (see Note 11.C.1), VLH provided the banks first-tier (fixed and floating) liens on all its assets, including land, moveable property, goodwill and intangibles. In addition, a lien has been granted over the shares of the investee companies by their shareholders. VLH also undertook to refrain from disposing of the guaranteed assets without approval from the financing banks.

                            Furthermore, VLH agreed that all of its liabilities would be second priority in relation to the bank loans. VLH also gave covenants and undertakings with respect to, inter alia, the scope of the development and date of completion, and meeting certain performance milestones by certain deadlines; concerning the sale of assets, amendments to the articles of incorporation, modification in its holding structure, carrying out transactions not in the ordinary course of business, management of operations other than the hotels, issuance of additional shares, minimal shareholders' equity (including shareholder loans), transactions with related companies, dividend distribution, repayment of shareholder loans, rights stemming from management agreements, rights in certain bank accounts, ratio of shareholders' equity to the project's cost, ratio of net income to current bank loan, occupancy rate, average room price etc., during the entire credit term.

                            The Company has guaranteed VLH's undertakings under the loan agreement up to an amount of pound sterling
                            1.25 million or 2.5% of the cost of constructing the hotel whichever higher.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 18 -     COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

              D.     LIENS AND COLLATERAL (CONT.)

                     (8)   GRANDIS NETHERLANDS HOLDING B.V. ("GRANDIS")

                            In order to secure loans received by it, Grandis provided the banks first-tier (fixed and floating) liens on all its assets, including land, moveable property, goodwill and intangibles. In addition, a lien has been granted over the shares of Grandis to the financing bank. Grandis also undertook to refrain from disposing of the guaranteed assets without approval from the financing banks.

                            Furthermore, Grandis agreed that all of its liabilities would be second priority in relation to the bank loans. Grandis also gave covenants and undertakings with respect to, inter alia, the scope of the development and date of completion, and meeting certain performance milestones by certain deadlines; concerning the sale of assets, amendments to the articles of incorporation, modification in its holding structure, carrying out transactions not in the ordinary course of business, management of operations other than the hotels, issuance of additional shares, minimal shareholders' equity (including shareholder loans), transactions with related companies, dividend distribution, repayment of shareholder loans, rights stemming from management agreements, rights in certain bank accounts, ratio of shareholders' equity to the project's cost, ratio of net income to current bank liabilities, occupancy rate, average room price etc., during the entire credit term.

                     (9)    RIVER BANK HOTEL HOLDING B.V. ("RBH")

                            In order to secure RBH's liabilities to the bank financing the construction of RPP Hotel (see Note 11.C.1), RBH granted a first mortgage (fixed and floating) on all its assets, including rights in real estate, movables, agreements, goodwill, etc. In addition RBH assigned its rights under the leasing agreements. RBH shares were pledged to the bank and its liabilities were subordinated to the repayment of the bank loans.

                            The Company and a company of the Red Sea Hotels Group are guarantors for the fulfillment of commitments under an agreement for an increase in financing by up to (pound) 10 million. The guarantee of each one of the guarantors is for 50% of the additional credit facility. As of December 31, 2002 additional credit in the amount of (pound) 6.1 million has been utilized.

                     (10)   PARK PLAZA HOTEL (SANDTON) (PTY) LTD. ("SANDTON")

                            To ensure Sandton's undertakings to the bank, Sandton mortgaged the Hotel in a first mortgage and registered a charge on its movable property. In addition, Sandton's shareholders made a deposit in the bank in the name of Sandton in which B.H.'s share totals NIS 799 thousand. In the event of a breach of the terms of the loan by Sandton, the deposit will be forfeited and concurrently the bank will be entitled to sell the Hotel on account of repaying the balance of the loan.

                     (11)   SC BUCURESTI TOURISM SA ("BUCURESTI")

                            The Company granted a first-tier lien on a bank deposit of $ 14 million and on the rights and income deriving from it in order to secure borrowings of $ 28 million from a bank that the controlling shareholder in Domino ("BHEE") obtained, to finance its investment, indirectly through Domino, in the rights in a hotel complex in Romania. In addition, BHEE granted a fixed lien on the Domino shares that it owns and a floating lien on all of Domino's assets and a lien on the Bucuresti shares. The
                            Company undertook to place a lien on BHEE shares that it owns and a floating lien on BHEE's assets. The bank received a commitment that no changes in the company's ownership and control structure would take place throughout the entire credit term. In addition, the Company provided a guarantee, unlimited in time or amount, to secure BHEE's bank loans. The bank restricted its right to realize this guarantee, by linking it to the terms of the realization of the Bucuresti shares owned by Domino (except for certain instances stipulated in the agreement).

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 18 -     COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

              D.    LIENS AND COLLATERAL (CONT.)

                    (12)    DEVELOPMENT BANK FINANCING

                            In order to secure the commitments of subsidiaries made in agreements with banks providing the financing for construction projects (commercial centers in Central and Eastern Europe), companies ("the Project Companies") granted first-tier (fixed and floating) liens on all of their assets (including rights in land and the projects for which the loans had been provided); liens on all rights arising from the agreements they are a party to (leases, operating and management agreement); assignment of insurance rights etc.

                            It was agreed that the loans obtained by the Project Companies from their shareholders and/or any existing or future right of the rights' owners in these companies would be subordinated to the bank loans. No payment would be permitted to the shareholders (including the distribution of dividends and excluding amounts for managing the projects) before securing repayment of the bank loans. A lien was placed on the shares of the Project Companies in favor of the bank.

                            Regarding certain projects, PC's holdings in the Project Companies are transferred to a trustee to be appointed by the bank, as part of the security. Based on the provisions of the trust agreement, the trustee will use the voting rights based on PC's instructions, except for cases when the value of the security would be impaired or the financial position of the borrowing company would negatively change. Profits arising from these holdings would belong to PC. Regarding these projects, the lending bank will have the right to elect one board member for each relevant Project Company.

                            In addition, in the event of refinancing, the project companies are to use the excess funds obtained from such refinancing remaining after repayment of any construction debt to repay shareholder loans to PC or to pay the latter for various services. Several project companies granted loans to PC from excess refinancing funds. At December 31, 2002 the total outstanding PS loans payable to the project companies amounted to NIS
                            98.6 million.

                            PC and/or EUN undertook in some of the loan agreements to supplement the minimal shareholders' equity (including shareholder loans) of the Project companies, in accordance with the financing agreements or provide additional financing in the event of any deviation from the business plans or if any financing is required for the project operation or maintenance. The Project Companies agreed, in certain circumstances, not to sell, transfer or lease any material part of their properties without the consent of the financing bank. Some of the loan agreements are secured by guarantees limited to NIS
                            12.5 million. In certain events the same Project Companies agreed not to carry out the following transactions without the bank's consent: change control structure; carry out material transactions (detailed in the agreement); exceed a given level of liabilities to third parties; obtain loans and/or provide guarantee to third parties.

                     (13) As security for bank loans totaling NIS 46 million received by the project companies abroad, PC pledged in favor of these banks deposits of equal amount.

                     (14) A subsidiary provided Sadyba with a guarantee of $ 5 million as security for the completion of construction work carried out on its commercial center. The subsidiary has taken steps to terminate this guarantee since the construction of the commercial center has been completed.

                     (15) The Company provided a bank guarantee of $5 million as security for the IGTX bank loans.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 19 -     SHARE CAPITAL

              A.     COMPOSITION

                                                          ORDINARY SHARES
                                                    OF NIS 1.00 PAR VALUE EACH
                                                 ------------------------------
                                                            DECEMBER 31
                                                 ------------------------------
                                                      2002               2001
                                                 --------------   -------------

                     Authorized share capital        50,000,000      50,000,000
                     Issued and outstanding      (*) 23,773,720   (*)23,771,720

                     (*) Includes 550,000 shares issued to employees against non-recourse loans (see b below) as well as 887,144 shares held by Elscint Ltd.

                     During February and March, 2001, within the framework of a program to compensate employees and officers, the Company allotted 550,000 Company ordinary shares of NIS 1.00 par value to its employees and directors, as well as to the employees of the EIL Group (including employees of Elscint and employees of EIL). Of these shares, 280,000 were allotted to directors of the Company. Of those shares, 527,000 shares allotted to employees were outstanding as of December 31, 2002. In exchange for each share, the offerees paid NIS 24.10 ($ 5.9) - the closing market price on the Tel Aviv Stock Exchange on the day prior to this allotment. The vesting period will be over a two or three-year period (50% or 33% at the end of each year - depending on the position) from the allotment date and subject to the offerees' continued employment with their company at the time of the grant or in the event of dismissal that entitles severance pay. The market value of the share immediately prior to the Board's resolution (December 4, 2000) was NIS 30.15 per share ($ 7.46).

                     Payment for these shares was made from a loan provided by the Company to be repaid at the end of a five-year period. The loan bears annual interest of 6%. Any tax stemming from the loan's interest rate will be paid by the Company. However, the Company will not pay tax if imposed in respect of the allotment of these shares and their eventual sale to third parties.

                     The shares were deposited with a trustee, and will be used as the sole, security for repayment of the non-recourse loan. Despite the above, if one of the recipients elects to transfer the vested shares from the trustee to him or, alternatively, to sell them, he must deposit as security for repayment of the loan in respect of these shares a deposit equal to the loan balance and turn the loan into a recourse loan.

                     Should the Company distribute cash dividends, with the ex-dividend date falling during the period in which the shares were held by the trustee for the offerees, including the vesting period, the Company will transfer to the trustee, for the offeree, dividends in accordance with the number of shares held on behalf of the offeree and the trustee will then transfer the dividends to the offered party, irrespective whether the right to receive them has already vested.

              C.     RIGHT TO ACQUIRE SHARES

                     In February 2001, an agreement was signed between the Company and EUN and Triple-S, under which the latter transferred to PC those rights granted to it under the cancelled agreement, to acquire shares in the project companies, and which had vested by that date, and waived the remainder of its rights under that agreement (including the remaining rights to acquire shares in the project companies which had not vested at that date). In exchange, the Company issued Triple-S 250,000 ordinary (fully paid) shares of the Company. The parties agreed that, on January 15, 2004, an evaluation of the market value of those shares is to be performed at that date (calculated by reference to the average price of the Company's shares on the NASDAQ during the 30 days of trading prior to that date). If the market value of the shares at that date is lower than $ 6 million, the Company is to issue additional shares to Triple-S, such that the total value of shares allocated to Triple-S will be equal to $ 6 million, based on the average price per share, as indicated above. Alternatively, the Company may at its sole discretion pay the difference, if any, in cash. If Triple-S disposes of the shares before January 15, 2004, the above calculation will be carried out, by reference to the actual sale proceeds.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 19 -     SHARE CAPITAL (CONT.)

              C.     RIGHT TO ACQUIRE SHARES (CONT.)

                     Taxes due, if any, in respect of the issuance of shares and/or payment to Triple-S, as outlined above, will be the responsibility of Triple-S. It was further agreed that the execution of the agreement would not be contingent in any way upon the implementation of other existing contracts, if applicable, between the parties.

                     The transaction consideration, in the NIS equivalent of $ 6 million, was recorded as the cost of acquiring the rights, against the issuance of shares according to their value at the date of the transaction (in the NIS amount equal to approximately $ 1.4 million) and against long-term liabilities for the amount of the difference. As for the balance of the liabilities at December 31, 2002 - see Note 15A above.

              D.     OUTSTANDING OPTIONS

                     350,000 options were issued (in a private placement in September 2001), for no consideration, to a controlling party who also serves as its Chairman of the Board. These options may be exercised, from the date of issue over a three-year period (contingent upon the holder then being a Company officer), into 350,000 Company ordinary shares of NIS 1.00 par value each (constituting 1.45% of its share capital), in exchange for an exercise price of NIS 44.0 per share. The exercise price of each option in October 2002 amounted to NIS 40.0, linked to the US dollar. In December 2002 the Company's General Meeting of shareholders approved the change in these terms. These options are non transferable. Any options not exercised by the end of the three-year period will be cancelled with the holder forfeiting any rights represented by the options. The computed theoretical economic value of the proposed options, based on the Black - Scholes model, at July 9, 2001, amounted to NIS 1.2 million (calculated with a standard deviation of 34.6% and an annual discount rate of 6%).

                     The options' computed theoretical economic value, based on the Black-Scholes model on October 8, 2002 (date of board's resolution to changes the exercise terms) totaled NIS 0.7 million (computed on the basis of an annual volatility of 40% and an annual discount rate of 9%). The closing quoted price of the Company's shares on the Tel Aviv Stock Exchange and Nasdaq just prior to the board's resolution concerning the new exercise price was NIS 23.54 and $4.70, respectively.

                     The  Company  will  not  bear  any  tax,  if  imposed,   in
                     connection with the allotment of the proposed options or in connection with their exercise.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 20 -    ADDITIONAL DETAILS CONCERNING OPERATING ITEMS (CONSOLIDATED)

                                                                                 YEAR ENDED DECEMBER 31,
                                                                 -------------------------------------------------------
                                                                     2002           2002          2001           2000
                                                                 ------------   ------------  ------------   -----------
                                                                 CONVENIENCE
                                                                 TRANSLATION
                                                                 -----------
                                                                   US$'000                  (IN THOUSAND NIS)
                                                                 ------------   ----------------------------------------
             A.     REVENUES FROM OPERATING AND
                    MANAGING HOTELS
                    Rooms                                             28,996        137,359         94,314        70,062
                    Food and beverages                                10,715         50,757         36,769        29,691
                    Rental of commercial space                         1,343          6,361          5,527         4,008
                    Other services                                     3,414         16,173          5,291         4,328
                                                                 ------------   ------------  ------------   -----------
                                                                      44,468        210,650        141,901       108,089
                                                                 ============   ============  ============   ===========
             B.     COST OF OPERATING COMMERCIAL CENTERS
                    DIRECT EXPENSES
                    Wages and fringe benefits                          2,452         11,617          5,229         1,140
                    Maintenance of property                           15,873         75,190         32,925         6,414
                                                                 ------------   ------------  ------------   -----------
                                                                      18,325         86,807         38,154         7,554
                                                                 ============   ============  ============   ===========

                    OTHER OPERATING EXPENSES                             841          3,982          3,000           421
                                                                 ------------   ------------  ------------   -----------

                    DEPRECIATION OF BUILDING AND EQUIPMENT            13,108         62,098         26,772         4,942
                                                                 ------------   ------------  ------------   -----------
                                                                      32,274        152,887         67,926        12,917
                                                                 ============   ============  ============   ===========

             C.     COST OF OPERATING AND MANAGING HOTEL DIRECT EXPENSES:

                    Wages and fringe benefits (*)                     15,059         71,335         51,098        39,560
                    Food and beverages                                 3,713         17,591         14,078         6,771
                    Other direct expenses                              9,888         46,840         32,519        23,594
                                                                 ------------   ------------  ------------   -----------
                                                                      28,660        135,766         97,695        69,925
                                                                 ------------   ------------  ------------   -----------

                    OTHER OPERATING EXPENSES                           5,777         27,367         12,682        10,343
                                                                 ------------   ------------  ------------   -----------
                    DEPRECIATION AND AMORTIZATION                      7,236         34,274         18,276        12,782
                                                                 ------------   ------------  ------------   -----------
                                                                      41,673        197,407        128,653        93,050
                                                                 ============   ============  ============   ===========
                    (*)    2002 - Net of a subsidy - see Note 10b(1) e above.

             D. COST OF LONG-TERM DEVELOPMENT
                    Wages and fringe benefits                              -              -            827         1,113
                    Subcontractors                                       300          1,419          6,589        17,049
                    Others                                                 -              -             36            83
                                                                 ------------   ------------  ------------   -----------
                                                                         300          1,419          7,452        18,245
                                                                 ============   ============  ============   ===========

             E. RESEARCH AND DEVELOPMENT EXPENSES, NET
                    Wages and fringe benefits                          3,550         16,819         17,518        16,591
                    Materials and subcontractors                       2,933         13,895         15,200        20,290
                    Depreciation and amortization                        837          3,966          4,160         3,498
                    Others                                               446          2,111          2,263           972
                                                                 ------------   ------------  ------------   -----------
                                                                       7,766         36,791         39,141        41,351
                    Less: participation of the OCS                     1,644          7,790         14,478        14,785
                                                                 ------------   ------------  ------------   -----------
                                                                       6,122         29,001         24,663        26,566
                                                                 ============   ============  ============   ===========

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 20 -     ADDITIONAL DETAILS CONCERNING OPERATING ITEMS (CONSOLIDATED)
              (CONT.)

                                                                                 YEAR ENDED DECEMBER 31,
                                                                 -------------------------------------------------------
                                                                     2002           2002        2001(*)        2000(*)
                                                                 ------------   ------------  ------------   -----------
                                                                 CONVENIENCE
                                                                 TRANSLATION
                                                                 -----------
                                                                   US$'000                  (IN THOUSAND NIS)
                                                                 ------------   ----------------------------------------

             F. MARKETING AND SELLING EXPENSES
                    Advertising                                        2,166         10,262          5,560         1,038
                    Bad debt                                           2,880         13,641          1,249           474
                    Depreciation and amortization                        613          2,904          1,176           291
                    Other                                                377          1,784            484           454
                                                                 ------------   ------------  ------------   -----------
                                                                       6,036         28,591          8,469         2,257
                                                                 ============   ============  ============   ===========

             G. MARKETING AND SELLING EXPENSES
                    Wages and fringe benefits (**)                     6,881         32,598         22,239        22,582
                    Depreciation and amortization                        630          2,982          2,366         2,368
                    Other                                             11,427         54,131         38,851        30,076
                                                                 ------------   ------------  ------------   -----------
                                                                      18,938         89,711         63,456        55,026
                                                                 ============   ============  ============   ===========
                    (*)  Reclassified.
                    (**) See Note 21A below

             H. FINANCIAL INCOME (EXPENSES), NET
                    In respect of:
                      Long-term loans                                 (4,425)       (20,962)        (3,414)      (18,573)
                      Short-term loans                               (15,097)       (71,515)      (134,458)      (44,599)
                      Deposits, debentures and long-term
                        receivables                                    6,348         30,072        136,976        54,487
                    Gains (losses) from currency
                      transactions                                     2,477         11,734         26,745        (4,599)
                    Gains (losses) on securities                        (377)        (1,787)         4,279        14,909
                    Others (including erosion of monetary
                      items and other, net)                           (4,429)       (20,982)        (7,405)       10,525
                                                                 ------------   ------------  ------------   -----------
                                                                     (15,503)       (73,440)        22,723        12,150
                    Financial costs capitalized to buildings
                      under construction (1)                           5,911         28,004         73,964        21,039
                    Financial costs credited to capital
                      Reserves from translation differences            8,421         39,891          6,823             -
                                                                 ------------   ------------  ------------   -----------
                                                                      (1,171)        (5,545)       103,510        33,189
                                                                 ============   ============  ============   ===========

                    (*)  Reclassified.

                    (1) The discount rate applicable to non-specific credit (in accordance with Standard No. 3 of the Israeli Accounting Standards Board) is 4% (2001 - 10.5%, 2000 - 7%).

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 20 -    ADDITIONAL DETAILS CONCERNING OPERATING ITEMS (CONSOLIDATED)
             (CONT.)

                                                                                  YEAR ENDED DECEMBER 31,
                                                                 -------------------------------------------------------
                                                                     2002           2002        2001(*)        2000(*)
                                                                 ------------   ------------  ------------   -----------
                                                                 CONVENIENCE
                                                                 TRANSLATION
                                                                 -----------
                                                                   US$'000                  (IN THOUSAND NIS)
                                                                 ------------   ----------------------------------------

             I. OTHER INCOME (EXPENSES), NET
                    Gain (loss) from realizing investments
                     in investees, net                                 5,317         25,185              -         1,428
                    Net gain arising from a voluntary
                     liquidation of subsidiaries                          64            303     (1) 54,820             -
                    Gain on realization (payment) of
                      Investment-type monetary balances in
                      Investees (2)                                    6,618         31,351              -             -
                    Cost of a cable-laying project (3)                     -              -         (1,551)      (24,799)
                    Gain (loss) from disposition of fixed
                     assets                                             (109)          (517)          (754)        5,184
                    Provision for impairment of investments
                       and assets (4)                                 (9,479)       (44,901)       (17,707)            -
                    Other income (expenses), net                        (366)        (1,734)           (77)        2,288
                                                                 ------------   ------------  ------------   -----------
                                                                       2,045          9,687         34,731       (15,899)
                                                                 ============   ============  ============   ===========

                     (*)    Reclassified.

                     (1) The balance during 2001 stems mainly from the realization of the "capital reserve from translation adjustments" previously created in respect of the Company's investment in a subsidiary. The amount is presented net of related liquidation expenses (see
                            Note 10B(5) above).

                     (2) In November 2002 PC, together with other contract companies under its ownership, signed an agreement with a consortium of foreign banks for the refinancing of four commercial centers in Hungary. Out of the total loans obtained, PC transferred to its shareholders certain financing excesses as repayment of shareholder loans to the Company. Consequently, the capital reserves from translation adjustments attributed to the shareholder loans had been released.

                     (3) The Company has examined the possibility of joining a project of an international consortium, which contemplates the laying as well as operating a global fiber-optic telecom network, together with others, mostly from Asia and Australia at a total planned amount of $4.3 billion. Due to delays in commencing the project and in light of the recent material changes occurring in the international telecom market, coupled with the difficulty in securing financial and strategic investors for the project, the Company's management decided to charge to the 2000 operations the entire cost incurred thereof.

                            The Company and other partners in the consortium have the right to use know-how gained in connection with this project.

                     (4)    See Notes 10A.1 and 10B.1.b.8.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 20 -    ADDITIONAL DETAILS CONCERNING OPERATING ITEMS (CONSOLIDATED)
             (CONT.)

             J.     EARNINGS PER SHARE

                                                                                  YEAR ENDED DECEMBER 31,
                                                                 -------------------------------------------------------
                                                                     2002           2002          2001          2000
                                                                 ------------   ------------  ------------   -----------
                                                                 CONVENIENCE
                                                                 TRANSLATION
                                                                 -----------
                                                                   US$'000                  (IN THOUSAND NIS)
                                                                 ------------   ----------------------------------------
                     1.     EARNINGS PER SHARE

                            Basic earnings (loss) per share -
                            per statement of operations                8,695         41,190        107,863      (15,725)
                            Allowance for decline in value of
                            investments in respect of
                            realization of shares and
                            exercise of options in
                            subsidiaries                                (206)          (974)       (14,936)           -
                            Adjustment in respect of real
                            interest computed on the proceeds
                            from share and
                            option allotment                             (46)          (216)           115            -
                                                                 ------------   ------------  ------------   -----------
                                                                       8,443         40,000         93,042      (15,725)
                                                                 ============   ============  ============   ===========

                     2.     NUMBER  OF  SHARES   USED  IN  FULLY   DILUTED   EPS
                            COMPUTATION (IN THOUSANDS)

                            Weighted average outstanding
                            share capital at December 31                             22,337         22,224        22,087
                            Weighted average number of shares
                            stemming from exercise
                            of rights and options                                       550            567             -
                                                                                ------------  ------------  ------------
                                                                                     22,887         22,791        22,087
                                                                                ============  ============   ===========

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 21 -     RELATED AND INTERESTED PARTIES

              A.     TRANSACTIONS

                     (1)    COMPONENTS

                                                                                  YEAR ENDED DECEMBER 31,
                                                                 -------------------------------------------------------
                                                                     2002           2002         2001(*)        2000(*)
                                                                 ------------   ------------  ------------   -----------
                                                                 CONVENIENCE
                                                                 TRANSLATION
                                                                 -----------
                                                                   US$'000                  (IN THOUSAND NIS)
                                                                 ------------   ----------------------------------------
                            Revenues from long-term
                              projects (see Note 10b(2))                 325          1,538         10,223       20,367
                            General and administrative
                              expenses (1)                             2,279         10,795          7,354        3,749
                            Royalty income from an affiliate               -              -            305            -
                            Financial income (expenses), net (I)         (56)          (266)        (1,329)       8,113
                            Project expenses (development,
                              supervision, aviation,
                              management and services)(II)             6,396         30,297         24,999        2,485
                           (I)   INCLUDES:

                           A.        BENEFITS GRANTED TO INTERESTED PARTIES, AS FOLLOWS:

                                                                                  YEAR ENDED DECEMBER 31,
                                                                 -------------------------------------------------------
                                                                     2002           2002         2001(*)        2000(*)
                                                                 ------------   ------------  ------------   -----------
                                                                 CONVENIENCE
                                                                 TRANSLATION
                                                                 -----------
                                                                   US$'000                  (IN THOUSAND NIS)
                                                                 ------------   ----------------------------------------

                                          PAYMENTS TO
                                            DIRECTORS:
                                            Non-employee -
                                             Cost                         50            235            284           331
                                                                 ============   ============  ============   ===========
                                             Number of recipients          4              4              4             4
                                                                 ============   ============  ============   ===========

                                            Employed -
                                             Cost                      1,552      (2) 7,353      (2) 5,446     (1) 2,323
                                                                 ============   ============  ============   ===========
                                             Number of recipients          -              4              3             4
                                                                 ============   ============  ============   ===========


                                          (1)    Includes  a  provision  of  NIS
                                                 1.35  million for the salary of
                                                 the  Chairman  of the  Board of
                                                 Directors charged as an expense
                                                 in  1999   and,   subsequently,
                                                 cancelled   in  2000   since  a
                                                 decision  concerning the salary
                                                 for his employment period up to
                                                 December   31,  2000  had  been
                                                 removed  from the agenda of the
                                                 Company  shareholders'  general
                                                 meeting held in February 2001.

                                          (2)    Includes NIS 266 thousand (2001
                                                 - 1,070 thousand)  constituting
                                                 an   annual    bonus   to   the
                                                 investment department's manager
                                                 (a Company director) in respect
                                                 of  that  department's  results
                                                 (see item 7 below).

                                   B.     PARTICIPATION IN
                                          EIL EXPENSES

                                          (see Note 18A(14))             416          1,969          1,620         855
                                                                 ============   ============  ============   ===========

                          (II) See Notes 10B(3) b (4) (a) and item a(8).

                 (*)    Reclassified.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 21 -     RELATED AND INTERESTED PARTIES (CONT.)

              A.     TRANSACTIONS (CONT.)

                     (2) In December 2002 the General Meeting of the Company's shareholders approved a three-year employment contract of the Chairman of the Board, retroactively from August 1, 2002, according to which he agreed to devote at least 80% of his time as the Company's active chairman. In exchange for his services, the Company is to pay him (by itself or through its investees) a salary plus customary fringe benefits. The chairman's employment period with Europe Israel (MMS) Ltd. (the Company's parent) would be counted towards his total years of seniority with the Company for all intents and purposes.

                            The following table presents pro-forma data pertaining to the relevant statement-of-operations items for each one of the reported periods included in these financial statements and which reflects the Company's activities as well as results had the abovementioned contract terms, been in effect on January 1, 2000:

                                                                        YEAR ENDED DECEMBER 31,
                                                       -------------------------------------------------------
                                                           2002           2002          2001          2000
                                                       ------------   ------------  ------------   -----------
                                                       CONVENIENCE
                                                       TRANSLATION
                                                       -----------
                                                         US$'000                  (IN THOUSAND NIS)
                                                       ------------   ----------------------------------------
                       GENERAL AND ADMINISTRATIVE
                        EXPENSES:
                           As reported                     18,938          89,711        63,456        55,026
                           Pro-forma adjustment               254           1,204         2,064         2,064
                                                       ------------   ------------  ------------   -----------
                           Total adjusted amount           19,192          90,915        65,520        57,090
                                                       ============   ============  ============   ===========
                       EARNINGS PER SHARE -
                        ADJUSTED                            8,441          39,986       105,799       (17,789)
                                                       ============   ============  ============   ===========
                       BASIC EARNINGS (LOSS) PER
                        SHARE - ADJUSTED (IN NIS)            0.38            1.79          4.77         (0.80)
                                                       ============   ============  ============   ===========

                     (3) As for shares and options allotted to interested parties and loans provided for their purchase - see Notes 19C, 19D, and 10B.(6) above. As for the change in the terms of the exercise price of the options granted to an interested party in the Company - see
                            Note 19E above.

                     (4) The directors and officers of the Company and in Group companies (and in companies these directors serve on behalf of the Company) are covered through September 2003 by insurance of up to $ 40 million, within the framework of a joint insurance policy for the EIL Group companies. Each Group company bears 33% of the pro-rata insurance cost. Approval to increase the coverage to $ 40 million is subject to shareholder approval.

                     (5) As for the directors indemnification - see Note 18C.3. above.

                     (6) EIL acquired "Run off" coverage for itself, the Company and Elscint, up to a limit of $ 20 million beyond the coverage of $ 40 million included in the additional policies, up to a six-year period. The premium for this coverage would be $ 0.81 million for the entire six years (33% for each company). This insurance covers officers in respect of events occurring prior to this date so long as unreported and unknown in May 1999.

                     (7) The employees of the Company's investment department, headed by a director, are entitled to receive an annual bonus of 2.5% of realized profits (as defined in the agreement) from activity in derivatives and from the management of investments portfolios, carried out by the Company by this department or under its supervision (net of its cost). This bonus is distributed to the employees based on the discretion of the department manager.

                     (8) B.H. receives, from time to time, aviation services from Jet Link Ltd. (a company controlled by Control Centers) in exchange for a payment based on the latter's price list, net of a discount of 5%.

                     (9) The Company and Elscint lease office space from Control Centers at market prices.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 21 -     RELATED AND INTERESTED PARTIES (CONT.)

              B.     BALANCES

                                                                               YEAR ENDED DECEMBER 31,
                                                       ---------------------------------------------------------------------
                                                           2002           2002          2001          2002          2000
                                                       ------------   ------------  ------------   ------------   ----------
                                                       CONVENIENCE
                                                       TRANSLATION
                                                       -----------
                                                         US$'000                       (IN THOUSAND NIS)
                                                       ------------   ------------------------------------------------------
                     ASSETS:
                     Trade accounts
                       receivable                             913           4,324         4,154              -            -
                     Investment in loans and
                       capital notes                            -               -             -        329,342      317,519

                     LIABILITIES:
                     Long-term loans and
                       liabilities                              -               -        17,572         32,458            -

              C.     Commitments - see Note 18A above.

              D.     Liens and guarantees - see Note 18D.

              E. The Group companies conduct credit, deposit and management of security portfolio transactions with a bank, which is an interested party in the Company. Since these transactions are during the ordinary course of business and under customary market terms and conditions, no segregation has been made in respect thereof and no disclosure has been provided in the financial statements.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 22 -     BUSINESS AND GEOGRAPHIC SEGMENTS

              A.     DATA REGARDING BUSINESS SEGMENTS - CONSOLIDATED

                     1.  PRIMARY REPORTING

                                                                                      R&D AND
                                                      COMMERCIAL AND                  VENTURE       GENERAL
                                                       ENTERTAINMENT                  CAPITAL        ASSETS/
                                                          CENTER         HOTELS     INVESTMENTS    LIABILITIES     TOTAL
                                                      --------------  -----------  -------------   -----------  -----------
                                                                      ( I N T H O U S A N D    N I S )
                                                      ---------------------------------------------------------------------
                         YEAR  ENDED
                           DECEMBER 31 2002:

                         REVENUES                          285,151        210,650           -           1,538      497,339
                                                      ==============  ===========  =============   ===========  ===========
                         OPERATING INCOME (LOSS)
                           BY SEGMENT                       62,275         1,064      (41,100)           (398)      21,841
                                                      ==============  ===========  =============   ===========
                         Plus (less) unallocated
                           expenses:
                            General and
                             administrative expenses                                                                (40,467)
                            Financial expenses, net                                                                  (5,545)
                            Other income, net                                                                         9,687
                                                                                                                ------------
                         INCOME (LOSS) BEFORE INCOME
                           TAXES                                                                                    (14,484)

                         Income taxes                                                                               (22,128)
                                                                                                                ------------
                         LOSS AFTER TAXES                                                                           (36,612)

                         Company's share in
                           income of affiliates                                        (2,962)                       (2,962)
                                                                                   =============
                         Minority   interest in
                           results of subsidiaries,
                           net                                                                                       24,960
                                                                                                                ------------
                         INCOME FROM CONTINUING
                           OPERATIONS                                                                               (14,614)

                         LOSS FROM A DISCONTINUING
                           OPERATION                                                                                 55,804
                                                                                                                ------------
                         NET INCOME                                                                                  41,190
                                                                                                                ============
                         PURCHASE COST OF
                           SEGMENT FIXED AND
                           INTANGIBLE ASSETS (*)           805,135        51,996       13,389           1,394       871,914
                                                      ==============  ===========  =============   ===========  ===========
                         DEPRECIATION AND
                           AMORTIZATION OF SEGMENT
                           ASSETS                           87,180        52,570       20,979           5,414       166,143
                                                      ==============  ===========  =============   ===========  ===========
                         PROVISION
                           FOR IMPAIRMENT OF
                           INVESTMENTS AND ASSETS            9,901        16,327       15,470           3,203        44,901
                                                      ==============  ===========  =============   ===========  ===========

                         DECEMBER 31 2002:

                         SEGMENT ASSETS (*)              3,098,629     1,179,356      159,417       1,408,818     5,846,220
                                                      ==============  ===========  =============   ===========  ===========

                         EQUITY METHOD
                           INVESTMENT                            -             -       98,081               -        98,081
                                                      ==============  ===========  =============   ===========  ===========

                         SEGMENT LIABILITIES               109,463        53,715       20,695       4,084,402     4,268,275
                                                      ==============  ===========  =============   ===========  ===========

                        (*) As for the balance of, and  transactions  in, assets
                            under  construction  during the reporting year - see
                            Note 11A. above.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 22 -     BUSINESS AND GEOGRAPHIC SEGMENTS (CONT.)

              A.     DATA REGARDING BUSINESS SEGMENTS - CONSOLIDATED (CONT.)

                     1.  PRIMARY REPORTING (CONT.)

                                                                                      R&D AND
                                                      COMMERCIAL AND                  VENTURE       GENERAL
                                                       ENTERTAINMENT                  CAPITAL        ASSETS/
                                                          CENTER         HOTELS     INVESTMENTS    LIABILITIES     TOTAL
                                                      --------------  -----------  -------------   -----------  -----------
                                                                      ( I N T H O U S A N D    N I S )
                                                      ---------------------------------------------------------------------
                         YEAR ENDED
                           DECEMBER 31 2001 (*):

                         REVENUES                          134,752        141,901           -          10,223      286,876
                                                      ==============  ===========  =============   ===========  ===========

                         OPERATING INCOME (LOSS)
                           BY SEGMENT                       47,295          5,682     (35,883)          2,542       19,636
                                                      ==============  ===========  =============   ===========

                         Plus (less) unallocated
                           expenses:
                            General and
                             administrative expenses                                                               (39,348)
                            Financial income, net                                                                  103,510
                            Other income, net                                                                       34,731
                                                                                                                ------------

                         INCOME BEFORE INCOME TAXES                                                                118,529
                         Income taxes                                                                               13,857
                                                                                                                ------------

                         INCOME AFTER TAXES                                                                        104,672

                         Company's share in
                           income of affiliates                                        (9,899)                      (9,899)
                                                                                   =============
                         Minority   interest in
                           results of subsidiaries,
                           net                                                                                      (6,029)
                                                                                                                ------------

                         INCOME FROM CONTINUING
                           OPERATIONS                                                                               88,744

                         LOSS FROM A DISCONTINUING
                           OPERATION                                                                                19,119
                                                                                                                ------------

                         NET INCOME                                                                                107,863
                                                                                                                ===========
                         PURCHASE COST OF
                          SEGMENT FIXED AND
                           INTANGIBLE ASSETS (**)          541,354        345,912      57,323           7,076      951,665
                                                      ==============  ===========  =============   ===========  ===========

                         DEPRECIATION AND
                           AMORTIZATION OF SEGMENT
                           ASSETS                           31,194         18,564      22,467           4,251       76,476
                                                      ==============  ===========  =============   ===========  ===========

                         PROVISION
                           FOR IMPAIRMENT OF
                           INVESTMENTS                           -              -      17,707               -       17,707
                                                      ==============  ===========  =============   ===========  ===========

                         DECEMBER 31 2001:
                         SEGMENT ASSETS (**)             2,002,048      1,004,958     131,445       1,679,703    4,818,154
                                                      ==============  ===========  =============   ===========  ===========
                         SEGMENT LIABILITIES               126,009         38,991       8,531       3,203,435    3,376,966
                                                      ==============  ===========  =============   ===========  ===========

                         (*)    Reclassified.

                         (**) As for the balance of, and transactions in, assets under construction during the reporting year - see Note 11A., above.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 22 -     BUSINESS AND GEOGRAPHIC SEGMENTS (CONT.)

              A.     DATA REGARDING BUSINESS SEGMENTS - CONSOLIDATED (CONT.)

                     1.  PRIMARY REPORTING (CONT.)

                                                                                      R&D AND
                                                      COMMERCIAL AND                  VENTURE       GENERAL
                                                       ENTERTAINMENT                  CAPITAL        ASSETS/
                                                          CENTER         HOTELS     INVESTMENTS    LIABILITIES     TOTAL
                                                      --------------  -----------  -------------   -----------  -----------
                                                                      ( I N T H O U S A N D    N I S )
                                                      ---------------------------------------------------------------------
                         YEAR ENDED
                           DECEMBER 31 2000 (*):

                         REVENUES                           28,117        108,089           -          20,367      156,573
                                                      ==============  ===========  =============   ===========  ===========
                         OPERATING INCOME (LOSS)
                           BY SEGMENT                       11,944         12,642     (33,710)          2,124       (7,000)
                                                      ==============  ===========  =============   ===========

                         Plus (less) unallocated
                           expenses:
                            General and
                             administrative expenses                                                               (47,307)
                            Financial income, net                                                                   33,189
                            Other income, net                                                                      (15,899)
                                                                                                                ------------

                         LOSS BEFORE INCOME TAXES                                                                  (37,017)

                         Income taxes                                                                               18,907
                                                                                                                ------------

                         LOSS AFTER TAXES                                                                          (55,924)

                         Company's share in
                           income of affiliates                                        (3,303)                      (3,303)
                                                                                   =============
                         Minority   interest in
                           results of subsidiaries,
                           net                                                                                      15,161
                                                                                                                ------------

                         INCOME  FROM CONTINUING
                           OPERATIONS                                                                              (44,066)

                         LOSS FROM A DISCONTINUING
                           OPERATION                                                                                28,341
                                                                                                                ------------

                         NET INCOME                                                                                (15,725)
                                                                                                                ===========

                         PURCHASE COST OF
                          SEGMENT FIXED AND
                           INTANGIBLE ASSETS              906,720         138,622      30,909          19,848    1,096,099
                                                      ==============  ===========  =============   ===========  ===========
                         DEPRECIATION AND
                           AMORTIZATION OF SEGMENT
                           ASSETS                           8,135          12,781       3,497           1,525       25,938
                                                      ==============  ===========  =============   ===========  ===========

                         (*)    Reclassified.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 22 -     BUSINESS AND GEOGRAPHIC SEGMENTS (CONT.)

              A.     DATA REGARDING BUSINESS SEGMENTS - CONSOLIDATED

                     2.  SECONDARY REPORTING

                                                                                    EAST AND
                                                                          WEST       CENTER
                                                         ISRAEL         EUROPE       EUROPE      OTHERS          TOTAL
                                                      -----------     -----------  -----------  -----------    -----------
                                                                         (I N T H O U S A N D    N I S)
                                                      --------------------------------------------------------------------
                         YEAR ENDED
                          DECEMBER 31 2002:

                         REVENUES BY GEOGRAPHICAL
                          MARKETS                           1,538        173,598      320,543       1,660          497,339
                                                      ============    ===========  ===========  ===========    ===========

                         PURCHASE COST OF SEGMENT
                           ASSETS (FIXED AND
                           INTANGIBLES)                   127,702         96,518      641,874       5,820          871,914
                                                      ============    ===========  ===========  ===========    ===========

                         SEGMENT ASSETS                   480,360      1,169,801    2,760,594      26,647        4,437,402
                                                      ============    ===========  ===========  ===========    ===========

                         YEAR ENDED
                          DECEMBER 31 2001:

                         REVENUES BY GEOGRAPHICAL
                          MARKETS                          10,223        109,847      165,710       1,096          286,876
                                                      ============    ===========  ===========  ===========    ===========

                         PURCHASE COST OF SEGMENT
                           ASSETS (FIXED AND
                           INTANGIBLES)                   134,486        128,118      681,345       7,716          951,665
                                                      ============    ===========  ===========  ===========    ===========

                         SEGMENT ASSETS                   453,879        800,701    1,856,435      27,436        3,138,451
                                                      ============    ===========  ===========  ===========    ===========

                         YEAR ENDED DECEMBER 31 2000:

                         REVENUES BY GEOGRAPHICAL
                           MARKETS                         20,367        106,686       28,117       1,403          156,573
                                                      ============    ===========  ===========  ===========    ===========

                         PURCHASE COST OF SEGMENT
                           ASSETS (FIXED AND

                           INTANGIBLES)                    98,368        149,380      848,351          -         1,096,099
                                                      ============    ===========  ===========  ===========    ===========


              B. As for additional data concerning the Hotels and the Commercial Centers Division segments- see Note 10B(1) and
                     (3) above.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 23 -     DISCONTINUING OPERATIONS

              A. On December 31, 2002, Elscint sold to a third party ("the acquirers") (based on an agreement signed by them on November 13, 2002) all the manufacturing, assembly, engineering, and integration activities of the systems and sub-systems segment, (mainly related to medical imaging), which were performed in Elscint's plant in Maalot in northern Israel ("the Plant"). Based on the agreement, Elscint sold to the acquirers the assets of the plant (tangible and intangible assets), as defined in the agreement. In addition, the acquirers will assume certain liabilities in connection with the plant (agreed-upon on- and off-balance sheet liabilities). The acquirers will not assume the liabilities arising from claims relating to events or circumstances that occurred or arose prior to the consummation date, as defined in the agreement. The consideration was set based on the net book value of the net assets transferred (trade receivables, inventory and fixed assets less recorded liabilities) as such were included in the audited financial statements of the plant as of December 31, 2002, plus a set amount for goodwill. The net book value of the transferred assets as of December 31, 2002, amounted to $12 million. The capital gain from this transaction (net, after minority interest) is approximately $4.8 million (NIS 22 million). To secure the potential purchase price adjustments that may be required (if at all) an amount of the consideration was deposited in trust, equal to 15% of the net book value of the transferred assets (gross), for a period not to exceed 90 days from consummation date, and an amount equal to the balance of trade receivables which amounts were not confirmed by the customers as to their propriety. At a date proximate to the financial statements' approval date (March 25, 2003) the balance deposited in trust for Elscint amounted to $3.2 million. Regarding the indemnification that the acquirers received from Elscint - see Note 18C(6) above.

                     Upon completion of the transaction, the activities of the Group in the sub-assemblies and components segment, in particular, and in the medical imaging area, in general, were discontinuing. As a result, the prior years' comparative amounts have been reclassified to present the assets, liabilities, income and expenses, and cash flows relating to the discontinuing operations, separately from continuing operations. Accordingly, assets and liabilities, which relate to the discontinuing operations, are included in separate line items in the balance sheet as "assets/liabilities relating to discontinuing operations." In addition, the activity and cash flows from the discontinuing operations are presented in the statement of operations and the statement of cash flows as "income from discontinuing operations" and "cash flows from discontinuing operations," respectively.

              B. Following the sale of the ultrasound activity in the area of diagnostics and medical services that was previously consolidated in certain subsidiaries and the sale of the NM, MRI and CT activities by Elscint , the Group's core activity in these areas was terminated in 1998. Due to the sale of these businesses, their results have been presented in these financial statements as discontinuing operations.

                     The corresponding amounts in the statement of operations reflect primarily settlements or resolution of lawsuits and/or claims relating to the ultrasound, CT and MRI businesses and their ultimate sale by the Company and Elscint.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 23 -     DISCONTINUING OPERATIONS (CONT.)

              C. Following is the break-down of assets, liabilities, income and expenses relating to the discontinuing operations:

                                                                             DECEMBER 31,
                                                                     ---------------------------
                                                                         2002            2001
                                                                     -----------     -----------
                                                                            (IN THOUSAND NIS)
                                                                     ---------------------------

       CURRENT ASSETS

        Trade accounts receivable                                        2,548          89,582
        Receivables and other current assets                           102,223          31,202
        Inventories                                                          -          57,363
                                                                     -----------     -----------
                                                                       104,771         178,147

       LONG-TERM INVESTMENTS AND RECEIVABLES                             9,364          11,681

       FIXED ASSETS                                                          -          13,362
                                                                     -----------     -----------
                                                                       114,135         203,190
                                                                     ===========     ===========
       CURRENT LIABILITIES

        Trade accounts payable                                               -          95,716
        Payables and other current liabilities                         111,797         161,326
                                                                     -----------     -----------
                                                                       111,797         257,042
                                                                     -----------     -----------
       LONG-TERM LIABILITIES

        Loans and other long-term liabilities                              323             781
        Accrued severance pay                                                -             908
                                                                     -----------     -----------
                                                                           323           1,689
                                                                     -----------     -----------
                                                                       112,120         258,731
                                                                     ===========     ===========

                                                                               YEAR ENDED DECEMBER 31,
                                                                     -----------------------------------------
                                                                         2002            2001           2000
                                                                     -----------    -----------     ----------
                                                                                    (IN THOUSAND NIS)
                                                                     -----------------------------------------

       Revenues                                                        430,165         400,923        388,853
       Cost of revenues                                                377,259         367,107        363,268
                                                                     -----------    -----------     ----------
                                                                        52,906          33,816         25,585
       Marketing and selling expenses                                   (1,096)           (980)        (1,357)
       General and administrative expenses                              (8,745)        (12,399)       (12,173)
                                                                     -----------    -----------     ----------

       OPERATING INCOME BEFORE FINANCING INCOME, NET                    43,065          20,437         12,055

       Financing income (expenses), net                                 (5,733)            (15)         1,864
       Other income, net                                                15,498          12,093         52,778
                                                                     -----------    -----------     ----------

       INCOME BEFORE INCOME TAXES                                       52,830          32,515         66,697

       Income taxes                                                          -               -         12,270
                                                                     -----------    -----------     ----------

       INCOME AFTER INCOME TAXES                                        52,830          32,515         54,427

       Equity in earnings of investee companies                              -               -          7,101
                                                                     -----------    -----------     ----------
                                                                        52,830          32,515         61,528
       Gain on sale of activity                                         37,863          -                   -
                                                                     -----------    -----------     ----------
                                                                        90,693          32,515         61,528
       Minority interest                                               (34,889)        (13,396)       (33,187)
                                                                     -----------    -----------     ----------

       NET INCOME FROM DISCONTINUING OPERATIONS                         55,804          19,119         28,341
                                                                     ===========    ===========     ==========

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 24 -     FINANCIAL INSTRUMENTS

              A.     CURRENCY RISKS

              LINKAGE-BASIS REPORT AS OF DECEMBER 31, 2002 (IN MILLION DOLLARS):

MEASUREMENT CURRENCY(1):                       NIS                     (POUND)           EC CURRENCIES (EURO)          HUF
LINKAGE CURRENCY(3):               $       (EURO)  (POUND)  UN-     (EURO)   UN-     $      HUF   (POUND)    UN-      (EURO)
                                                           LINKED          LINKED                          LINKED
                               ----------------------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents          81         63       -       13      -       5      2        -      -        7         -
Short-term deposits and
 investments                      592          -       -       32      -       1     22        -      -       29         7
Trade accounts receivable           -          -       -        -      -       8      -        -      -        9         -
Receivables and other current
 assets                             -          -       -       12      -       5     24        -      1       24         -
Inventories                         -          -       -        -      -       -      -        -      -        -         -
                                  673         63       -       57      -      19     48        -      1       69         7
LONG-TERM INVESTMENTS AND
 RECEIVABLES:
Deposits, debentures and
 long-term loans and
 receivables                      262          -       -       45      -       -     26        -      -       18         8
Investments in investees and
 others
  Shares                           17        344       -    1,135      -       -     51      544    (38)     222         -
  Loans                           971        141      91       20      -       -    920        -     74      305        49
FIXED ASSETS
Other assets and deferred
 expenses
Assets related to
 discontinuing operation          101          4       -        9      -       -      -        -      -        -         -
                                1,351        489      91    1,209      -       -    997      544     36      525        57
TOTAL ASSETS                    2,024        552      91    1,266      -      19  1,045      544     37      614        64
                               ==============================================================================================
CURRENT LIABILITIES:
Short-term borrowings             838(4)(7)  187(5)   79(5)    19      -      83    120(4)     -      -       70         -
Trade accounts payable              -          -       -        1      -      11      -        -      -       10         -
Payables and other current         20          1       -       52      -      24      2        -      -       39         5
liabilities                       858        188      79       72      -     118    122        -      -      119         5
                               ----------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES:
 Group companies                   25         10       -       11    177      74  1,626        -     91       89       176
 Others                           355(4)       -       -        3      -     255     16        -      -      106     1,215(6)
Accrued severance pay               -          -       -        1      -       -        -      -      -        -         -
Liabilities related to
 discontinuing operations          99         10       -        3      -       -        -      -      -        -         -
                               ----------------------------------------------------------------------------------------------
                                  479         20       -       18    177     329      1,642    -     91      195      1,391
                               ----------------------------------------------------------------------------------------------
 MINORITY INTEREST
 SHAREHOLDERS' EQUITY
 TOTAL LIABILITIES AND
  EQUITY-BASED RIGHTS           1,337        208      79       90    177    447      1,764     -     91     314       1,396
                               ==============================================================================================
 TOTAL ASSETS LESS
   LIABILITIES AND
   EQUITY-BASED RIGHTS (8)        687        344      12    1,176   (177)  (428)    (719)    544    (54)    300      (1,332)
                               =============================================================================================

                                                                     CONSOLI-
MEASUREMENT CURRENCY(1):                PLZ           ROL   OTHER(2) DATION        TOTAL
LINKAGE CURRENCY(3):                                                 ADJUST-     CONSOLI-
                                  (EURO)      $        $              MENTS        DATED
                               --------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents           -          -       2       42           -        215
Short-term deposits and
 investments                        -          -       -        8           -        691
Trade accounts receivable           -          -       -       37           -         54
Receivables and other current
 assets                             -          -       -       49         (48)        67
Inventories                         -          -       -        -           3          3
                               --------------------------------------------------------------
                                    -          -       2      136         (45)     1,030
LONG-TERM INVESTMENTS AND
 RECEIVABLES:
Deposits, debentures and
  long-term loans and
  receivables                       -          -       -       38         (42)       355
Investments in investees and
others
  Shares                            -          -       -      (16)     (2,156)       103
  Loans                             -          -       -      124      (2,695)         -
FIXED ASSETS                                           -    4,170       4,170
Other assets and deferred                              -       74          74
 expenses
Assets related to
 discontinuing                      -          -       -        -           -        114
 operation                          -          -       -      146        (649)     4,816
                               --------------------------------------------------------------
TOTAL ASSETS                        -          -       2      282        (694)     5,846
                               ==============================================================
CURRENT LIABILITIES:
Short-term borrowings               -          1     133        -         134     1,664
Trade accounts payable              -          -       -       75           -        97
Payables and other current          -          -       1       43         (10)      177
 liabilities                        -          1     134      118         124     1,938
                               --------------------------------------------------------------
LONG-TERM LIABILITIES:
  Group companies                  50        220      53      108      (2,710)  -
   Others                         247(6)      37(6)    -       76         (93)    2,217
Accrued severance pay               -          -       -        -           -         1
Liabilities related to
discontinuing
 operations                         -          -            -  -            -       112
                               --------------------------------------------------------------
                                  297        257         53  184       (2,803)    2,330
                               --------------------------------------------------------------
 MINORITY INTEREST                                                        496       496
 SHAREHOLDERS' EQUITY                                                   1,082     1,082
 TOTAL LIABILITIES AND
  EQUITY-BASED RIGHTS             297        258        187  302       (1,101)    5,846
                               ==============================================================
 TOTAL ASSETS LESS
   LIABILITIES AND
   EQUITY-BASED RIGHTS (8)       (297)      (258)       (185) (20)        407        0
                               ==============================================================
Notes (1) - (13): see following pages.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 24 -     FINANCIAL INSTRUMENTS (CONT.)

       A.    CURRENCY RISKS (CONT.)

       LINKAGE-BASIS REPORT AS OF DECEMBER 31, 2002 (IN MILLION DOLLARS):

       NOTES (1) - (13):

       (1)   Adjusted to the CPI of the resident country.

       (2) Includes linkage bases regarding which all financial assets or liabilities denominated or linked thereto do not exceed 5% of the total financial assets or liabilities, respectively, on a consolidated basis.

       (3) Regarding investments in shares of investees, the term "linkage currency" connotes the measurement currency of each investee. Regarding investment-type loans the term "linkage currency" connotes the currency in which the loan is denominated or linked thereto.

       (4) Loans amounting to NIS 526 million, as of December 31, 2002 (mainly, taken by units whose measurement currency is the shekel) are linked to the US dollar, the exchange rate effects of which are included in the cost of the asset under construction, during the construction period (expected completion - 2003-2004).

       (5) Primarily loans for financing an investment in an autonomous investee taken in the functional currency of the investees (for hedging, qualified hedges for accounting purposes). The effect of the exchange rats on these loans are charged directly to shareholders' equity and not to the statement of operations.

       (6) The loans are generally linked to the currency in which the commercial center rental fees are denominated or linked thereto. The loans were designated for the financing of the construction (economic hedging, not qualified for accounting purposes).

       (7) Includes a NIS 22 million liability which is likely to decrease corresponding to the increase of the market price of the Company's share - see Note 19C above.

       (8)   Consists of(9):

MEASUREMENT CURRENCY(1):                NIS                                   (POUND)        EURO ZONE CURRENCIES (EURO)   HUF
LINKAGE CURRENCY(3):       $       (EURO)  (POUND) UN-LINKED  (EURO)    UN-LINKED     $       HUF  (POUND)    UN-LINKED   (EURO)
                        ------------------------------------------------------------------------------------------------------------
Monetary items,
net(10)                 (276)(7)   (131)(5)  (79)     31         -        (353)     (64)       -        -       (138)    (1,206)(6)
Intercompany
balances
  (investment-type
  loans)(11)             946(4)     130       91       8      (177)        (75)    (705)(4)    -      (16)       216       (126)
Investments in
shares
  of investees(11)        17        345        -   1,135         -           -       51      544      (38)       222          -
Non-monetary items,
  net                      -          -                -         -           -        -        -        -          -          -
                        ------------------------------------------------------------------------------------------------------------
                         687        344       12   1,176      (177)       (428)    (719)     544      (54)       300     (1,332)
                        ============================================================================================================


MEASUREMENT CURRENCY(1):         PLZ          ROL   OTHER(2)     CONSOLI
                                                                DATION   TOTAL
LINKAGE CURRENCY(3):     (EURO)        $       $                ADJUST-  CONSOLI-
                                                                MENTS    DATED
                        ---------------------------------------------------------

Monetary items,
net(10)                    (247)(6)   (38)(6) (132)  (20)(5)    (121)    (2,774)
Intercompany
balances
  (investment-type
  loans)(11)                (50)     (220)     (53)   16          15          -
Investments in
shares
  of investees(11)            -         -        -   (16)     (2,156)       105
Non-monetary items,
  net                         -         -        -     -       2,669      2,669
                        ---------------------------------------------------------
                           (297)     (258)    (185)  (20)        407          -
                        =========================================================


                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 24 -    FINANCIAL INSTRUMENTS (CONT.)

       A. CURRENCY RISKS (CONT.)

       LINKAGE-BASIS REPORT AS OF DECEMBER 31, 2002 (IN MILLION DOLLARS):

       NOTES (1) - (13):

       (9) THE TABLE ABOVE INCLUDES ITEMS OF ELSCINT (61.53% OF ITS SHARES ARE HELD BY THE COMPANY) AS FOLLOWS:

                         -----------------------------------------------------------------------------------------------------------
                                                                                                                    CONSOLI-
MEASUREMENT CURRENCY(1):                  NIS                   (POUND)        EURO ZONE CURRENCIES  ROL  OTHER(2)  DATION   TOTAL
                                                                                      (EURO)                        ADJUST- CONSOLI-
LINKAGE CURRENCY(3):         $    (EURO)  (POUND)     UN-   (EURO)   UN-       $  (POUND)    UN-      $             MENTS    DATED
                                                    LINKED         LINKED                  LINKED
                         -----------------------------------------------------------------------------------------------------------
Monetary items, net(10)     170   (176)(5)  (79)(5)   26       -    (355)      24      -     (102)  (131)  (12)       -       (635)
Intercompany balances
  (investment-type
  loans)(11)                533    198       91        -    (177)    (74)    (487)   (17)      (1)   (37)  (29)       -          -
Investments in shares
  of investees(11)           17   (259)       -       42       -       -        -    (38)       -      -    (4)     275         33
Non-monetary items,
  net                         -      -        -        -       -       -        -      -        -      -     -      602        602
                         -----------------------------------------------------------------------------------------------------------
                            720   (237)      12       68    (177)   (429)    (463)   (55)    (103)  (168)  (45)     877          -
                         ===========================================================================================================

       (10) Effects of exchange rates and CPI-indexing (inflationary erosion of monetary items, net) are included in the statements of operations.

       (11) Effects of exchange rates on these balances are charged directly to equity and not to the statement of operations.

       (12)  EXCHANGE RATES:

                                                                                                                         1,000,000
                                                                                                                            LEI
MEASUREMENT CURRENCY:               NIS                (POUND) EURO ZONE CURRENCIES (EURO)   HUF             PLZ            ROL
---------------------   ----------------------------   ------- ---------------------------  --------  -----------------   ---------
LINKAGE CURRENCY:          $       (EURO)    (POUND)    (EURO)     $         1,000 HUF      (EURO)    (EURO)        $        $
---------------------   -------    -------   -------   -------  -------      ----------     --------  ------      ------  ---------
DECEMBER 31:

      2002               4.737      4.969     7.633     0.652    0.952         4.239          235.9    4.02        3.84       33.50
                        =======    =======   =======   =======  =======       =======       ========  ======      ======  ==========

      2001               4.416      3.908     6.400     0.611    1.135         4.060          246.3    3.52        3.99       31.60
                        =======    =======   =======   =======  =======       =======       ========  ======      ======  ==========


                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 24 -     FINANCIAL INSTRUMENTS (CONT.)


A.      CURRENCY RISKS (CONT.)

        LINKAGE-BASIS REPORT AS OF DECEMBER 31, 2002 (IN MILLION DOLLARS):

       NOTES (1) - (13):

       (13)     CHANGES IN THE CONSUMER  PRICE INDEX AND  PREVAILING  EXCHANGE
                RATES (%):

                                                                CHANGES IN THE CONSUMER PRICE INDEX (%)
           -----------------------------------------------------------------------------------------------------------------
                                          ISRAEL     ENGLAND     HOLLAND     BELGIUM    HUNGARIA     POLAND      RUMANIA
           -----------------------------------------------------------------------------------------------------------------
           YEAR ENDED DECEMBER 31:

                 2002                      6.49       2.94        3.24        1.37        5.00        0.69        17.80
                                        ========   =========   =========    ========   =========   ==========   =========

                 2001                      1.40       1.28        4.45        2.18        6.90        3.61        30.30
                                        ========   =========   =========    ========   =========   ==========   =========

                 2000                      0.00       2.93        2.89        2.49       10.13        8.90        40.70
                                        ========   =========   =========    ========   =========   ==========   =========


                                                       CHANGES IN PREVAILING EXCHANGE RATES (%)
           -------------------------------------------------------------------------------------------------------------------------
                                                                                                                           1,000,000
                                                                        EURO ZONE CURRENCIES                                  LEI
           MEASUREMENT CURRENCY:           NIS                (POUND)           (EURO)             HUF        PLZ             ROL
           LINKAGE CURRENCY:      $      (EURO)    (POUND)    (EURO)     $     1,000 HUF          (EURO)  (EURO)    $          $
           -------------------------------------------------------------------------------------------------------------------------

           DECEMBER 31:

             2002                7.27      27.18    19.27      6.71    (16.12)   4.41            (4.23)   14.20    (3.76)     6.01
                               ========  ========  =======   =======  ======== ========         =======  =======  ========  =======

             2001                9.28       3.85     6.10     (1.86)     5.40    7.58            (7.02)   9.00)    (3.80)        -
                               ========  ========  =======   =======  ======== ========         =======  =======  ========  =======

           -------------------------------------------------------------------------------------------------------------------------

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 24-     FINANCIAL INSTRUMENTS


       B. The following table presents a summary of the outstanding currency forward transactions open at December 31, 2002:

              1.     FORWARD TRANSACTIONS

                                                                    SETTLEMENT             FAIR VALUE
                         AMOUNTS               AMOUNTS          -------------------        RECEIVABLE
                       RECEIVABLE              PAYABLE           DATE         PRICE         (PAYABLE)
                     ----------------    -----------------      --------   ---------       ----------
                                                                                             NIS'000
                                                                                           ----------
                      $ 31 million       (Y)3,839 million       01.2003      122.92          (5,214)
                                                                                           ==========

              2. The results of several short-term currency transactions not carried out for hedging purposes, totaling $8 million and settled by the approval date of these financial statements, is immaterial to the Company's business activities.

              3. As for loans denominated in foreign currency obtained for the purpose of accounting hedging - see item a, comment (5) above. As for loans denominated in foreign currency obtained for general hedging purposes - see item a, comment
                     (6) above.

       C.     FAIR VALUE OF FINANCIAL INSTRUMENTS

              The Group's financial instruments include monetary assets (cash and cash equivalents, short and long-term deposits, trade accounts receivable, marketable securities as well as other receivables and current assets) and monetary liabilities (short-term borrowings, long-term liabilities, trade accounts payables as well as payables and other current liabilities). Due to the nature of the financial instruments included in working capital, their fair values approximate those presented in the balance sheet.

              It is difficult to estimate the fair value of many accounts receivable and notes receivable bearing different maturity dates and interest rates in the different countries in which the Group companies are active. Nevertheless, the Group companies' management estimates that the fair value of these accounts and notes is not lower than their book value.

              The fair value of trade accounts receivable, deposits and long-term liabilities is ordinarily based on the present value of future receipts and disbursements, discounted by the interest rate applicable to the Company's lending or borrowing activities under similar terms as of the balance sheet date, and it is not materially different than the one presented in the financial statements.

              As for the presentation of long-term balances not under market conditions - see Note 2J.

              Derivative financial instruments having an active market were valued based on market value.

       D.     CONCENTRATION OF CREDIT RISKS

              Cash and amounts on deposit in Israel and abroad are deposited in banks.

              As for composition of the short and long-term investment portfolio- see Note 4 and Note 8. Such investments are exposed to market-price fluctuation, with the Group affected by fluctuation of the Israeli capital market over which the Group has no control. Such changes may have an impact on the value of these investments upon realization.

              Due to their nature, of the Group companies are not materially exposed to credit risks stemming from dependence on a given customer. The Group companies examine on an ongoing basis the amount of the credit extended to their customers and, accordingly, record a provision for doubtful accounts based on those factors affecting credit risks of certain customers in the opinion of these companies' management.

              As security for contingent liabilities of Elscint arising in connection with loans received by former customers from foreign banks, Elscint provided bank guarantees totaling NIS 17.3m (see
              Note 18d (3) above). Elscint has fully provided in its financial statements for these contingent liabilities.

       E.     INTEREST-RATE RISKS

              As for interest rates - see Notes 3, 4, 8, 13 and 15 above.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 25 -     SUBSEQUENT EVENTS

       A. As for the leasing of a hotel in the UK subsequent to the balance-sheet date - see Note 11c.1, comment (2).

       B. In March 2003, IGTX signed a memorandum of understanding (MOU) with Ktec Corporation Inc. ("Ktec"), a Japanese company, for the exclusive distribution of its products in Japan. This MOU constitutes the basis for a three-year distribution contract within the framework of which Ktec would manage all the licensing and regulatory activities as well as the marketing, sales and technical and clinical support of IGTX in Japan. The agreement establishes minimum sales of five systems in 2003, 10 in 2004 and 20 during 2005, at a total value of approximately $36 million. Ktec provided bank guarantees as security for carrying out its contractual obligations. The MOU is contingent upon the approval of the two companies' boards of directors and the signing of a detailed distribution contract between the parties.

       C. As for the employee and supplier option plans - see Note 10B(4) e and f above.

       D. As for the exercise of an option granted to GEMS for the acquisition of IGTX shares - see Note 10B(4) d above.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

              LIST OF MAJOR INVESTEE COMPANIES - DECEMBER 31, 2002

                                                                                                   RATE OF
                                                                                               (DIRECT AS WELL
                                                                                                AS INDIRECT)    COUNTRY
                                                                                                  OWNERSHIP        OF
NAME OF COMPANY                                               NATURE OF ACTIVITY                 AND CONTROL   RESIDENCE
---------------                                               ------------------                 -----------   ---------
                                                                                                      %
                                                                                                      -

ELSCINT LTD.                                   ("Elscint")    Manufacture of components(*)            61.53      Israel

   Bea Hotels N.V.                              ("B.H.")      A holding company in the hotel         100.0      Holland
                                                              segment, mainly in Europe
   SLS Sails Ltd.                                ("SLA")      Establishment of a commercial          100.0       Israel
                                                              and entertainment center
   Elscint Biomedical Investment N.V.            ("EBM")      Venture capital for investing          100.0      Holland
                                                              in biotechnology companies

ELBIT ULTRASOUND B.V. (NETHERLANDS)              ("EUN")      A holding company of the               100.0      Holland
                                                              commercial centers in Central
                                                              and Eastern Europe

   Plaza Centers (Europe) B.V.                  ("P.C.")      A holding company of the               100.0      Holland
                                                              commercial centers in Central
                                                              and Eastern Europe

   Elscint Communication Technology B.V.         ("ECT")      Venture capital for investing          100.0      Holland
                                                              in foreign telecom companies
   Insightec - Image Guided Treatment Ltd.      ("IGTX")      Development of means of                 69.2(**)   Israel
                                                              imaging-guided treatment
   Superior Investments Ltd.                     ("SIL")      Venture capital for investing          100.0       Israel
                                                              in telecom companies

(*) As for the discontinuing operations at the end of 2002 - see Note 23 above. Starting in 2003 - an investee.

(**) Taking into account the allotment of shares to employees (for more details see Note 10b(4)).

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 26 -     MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP
              AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS

              The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Israel ("Israeli GAAP"), which differ, in certain significant respects from those generally accepted in the United States ("U.S. GAAP"), as follows:

              A.     DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP

                     1.    "AS IF" POOLING OF INTERESTS

                            In September 2000, the Company purchased, through EUL, the Commercial Centers Division ("PC") in Central and Eastern Europe, which had been equally held by a controlling shareholder and by the Red Sea Hotel Group (see Note 10B(3) a. above).

                            IN ACCORDANCE WITH ISRAELI GAAP:

                            With respect to the purchase of a portion of the business from the controlling shareholder, the assets acquired and the liabilities assumed were recorded, by the company, at their historical values in the books of the controlling shareholder at the transfer date, and the excess of the amount paid for the shares over the book value of the net assets acquired, was offset against the Company's shareholders' equity at that date. Restatement of prior periods for inclusion of the acquired business in the financial statements of the Company prior to the transfer date, is not required.

                            IN ACCORDANCE WITH U.S. GAAP:

                            The transaction with the controlling shareholder was treated as a reorganization of entities under common control. Accordingly, the acquisition was accounted for in a manner similar to a pooling of interests. The net assets acquired were recorded at their historical values in the books of the controlling shareholder at the transfer date, and the excess of the amount paid over the book value of the net assets acquired was offset against the Company's shareholders' equity at that date. In addition, the Company's financial statements were restated to include the results of operations of PC commencing January 1, 2000 (see B.1.a and B.2.below).

                            For proforma information related to the rights (50%) in the commercial centers, acquired from the Red Sea Hotel Group - see B.5.c. below.

                     2.     EFFECT OF INFLATION

                            IN ACCORDANCE WITH ISRAELI GAAP:

                            The consolidated financial statements of the Company are presented in adjusted New Israeli Shekels (NIS). For the basis of presentation and principles of the adjustment - see Note 2A, above.

                            IN ACCORDANCE WITH U.S. GAAP:

                            The financial statements should be expressed in nominal historical terms.

                            The effect of this difference between measurement on the inflation adjusted basis and on the basis of historical terms, is not required to be included in the reconciliation to the U.S. GAAP.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE  26 -    MATERIAL  DIFFERENCES  BETWEEN ISRAELI GAAP AND U.S. GAAP AND
              THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

              A.     DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP (CONT.)

                     3.    JOINTLY CONTROLLED COMPANIES

                            IN ACCORDANCE WITH ISRAELI GAAP:

                            The financial statements of jointly controlled companies are included in the consolidated financial statements in accordance with the "proportionate consolidation method."

                            IN ACCORDANCE WITH US GAAP:

                            Investments in jointly controlled companies are accounted for by the "equity method". However, use of the proportionate consolidation method is permitted by Securities and Exchange Commission rules for a foreign issuer. Use of proportionate consolidation does not have any effect on the income
                            (loss) and/or shareholders' equity. Differences in classifications or display of items in the balance sheet, in the statement of operations and in the statement of cash flow, that result from using proportionate consolidation, is not required to be included in the reconciliation to the U.S. GAAP financial statements. However, summarized data on a pro forma basis, regarding reporting differences between the proportionate consolidation method and the equity method, are given in B3 below.

                     4.     DEFERRED TAX

                            A)     DEFERRED   TAXES  IN  RESPECT  OF   INFLATION
                                   ADJUSTMENT

                                   IN ACCORDANCE WITH ISRAELI GAAP:

                                   Deferred taxes in respect of inflation adjustments to fixed assets are provided only to the extent that such fixed assets are amortized within 20 years.

                                   IN ACCORDANCE WITH U.S. GAAP:

                                   Deferred taxes are provided on all such inflation adjustments, to the extent that they are temporary differences, regardless of the period through which they will be amortized or when they will be deductable for tax purposes.

                              B)   DEFERRED   TAXES  IN  RESPECT   OF   BUSINESS
                                   COMBINATION

                                   IN ACCORDANCE WITH ISRAELI GAAP

                                   Deferred taxes are recorded for differences between the assigned values and the book value for tax purposes, of identifiable assets and liabilities of subsidiaries upon acquisition of the investment therein, except for assets for which amortization is not allowable for tax purposes (e.g. land and the like).

                                   IN ACCORDANCE WITH U.S GAAP:

                                   Deferred  taxes  are  recorded  for  all  the
                                   temporary   differences   mentioned   in  the
                                   preceding paragraph.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 26 -     MATERIAL  DIFFERENCES  BETWEEN ISRAELI GAAP AND U.S. GAAP AND
              THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

              A.     DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP (CONT.)

                     5. COMPENSATION COMPONENT OF OPTION PLAN AND SHARES INCENTIVE PLAN

                            IN ACCORDANCE WITH ISRAELI GAAP:

                            The compensation component of stock and option awards (including shares granted to employees, for
                            consideration  of  non-recourse   loans,   that  are
                            treated as options) granted, by companies the securities of which are traded on stock exchange markets, to their employees and/or directors, at a lower price than quoted market prices (if any), is charged as compensation expenses in the statement of operations. Since the stock based awards are granted by the Company and by its subsidiary (Elscint Ltd.) at prices essentially equal to their market price at the date of granting, no compensation expenses were charged to the statement of operations.

                            IN ACCORDANCE WITH US GAAP:

                            The compensation component of such shares and options granted, by each company of the group, to their employees or directors, are treated according to the provision set forth in APB No. 25.

                            The compensation component of shares granted (for consideration of non-recourse loans) to employees of the parent company, is computed, according to the provisions of SFAS No. 123, based on their fair value (according to the B&S model) and is charged directly to shareholders' equity, as compensation expenses to the controlling shareholders, during the period in which each employee performs its services for the company for which the benefit was granted.

                            Regarding the effect on pro forma data, according to SFAS No. 123, see B.5A.4 below.

                     6.     VENTURE CAPITAL INVESTMENTS

                            IN ACCORDANCE WITH ISRAELI GAAP:

                            Venture capital fund's investments in venture capital investments have been included at the lower of: (i) their cost, net of allowances for other-than-temporary decline in value, or (ii) their fair value, based on management's estimate.

                            IN ACCORDANCE WITH U.S. GAAP:

                            Venture capital fund's investments are presented at fair value.

                     7. ISSUANCE OF SHARES BY AN INVESTEE IN THE DEVELOPMENT STAGE, TO A THIRD PARTY

                            IN ACCORDANCE WITH ISRAELI GAAP:

                            The increase in the Company's share of an investee's net assets value, as a result of an issuance of shares by the investee, is recorded as deferred income, which is charged to the statement of operations over a three year period or up to the Company's share in investee's losses during the relevant period, whichever is higher, on an accumulated basis.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 26 -     MATERIAL  DIFFERENCES  BETWEEN ISRAELI GAAP AND U.S. GAAP AND
              THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

              A.     DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP (CONT.)

                     7. ISSUANCE OF SHARES BY AN INVESTEE IN THE DEVELOPMENT STAGE, TO A THIRD PARTY (CONT.)

                            IN ACCORDANCE WITH U.S. GAAP:

                            The   increase  in  the   Company's   share  of  the
                            investee's net assets value, is charged directly as a capital reserve within shareholders' equity.

                     8.     INITIAL IMPLEMENTATION OF THE EQUITY METHOD

                            In circumstances where the Company's ownership in an investee is in the form of preferred securities or other senior securities, the Company recognizes equity method losses based on the ownership level of the particular investee securities or loans extended by the Company to which the equity method losses are being applied.

                            Investment previously accounted for on the cost basis which becomes qualified for use of the equity method, due to an increase in the level of ownership as a result of acquisition of additional voting stock of the investee by the Company or due to a change in investor's status because of no longer meeting the applicable Venture Capital Investment Fund conditions (see 11 below), is treated as follows:

                            IN ACCORDANCE WITH ISRAELI GAAP:

                            The company (the Investor) should implement the equity method only from the date the investment become qualified for use the equity method (i.e. from the date the change has occurred) and thereafter. Restatement of previous years' data, presented within the financial statements, is not required or permitted.

                            IN ACCORDANCE WITH U.S. GAAP:

                            The investment, results of operations (current and prior periods) and retained earnings of the company, should be adjusted, retroactively, in a manner with the accounting for a step-by-step acquisition of the investee's stock.

                            The effect of the above mentioned restatement, is as follows:

                                                                                  AS OF DECEMBER 31, 2001
                                                                    -------------------------------------------------
                                                                     AS REPORTED (1)     RESTATEMENT       ADJUSTED
                                                                    ----------------     ------------     ----------
                                                                                    NIS (IN THOUSANDS)
                                                                    -------------------------------------------------
                            Venture capital investments                     64,478           (62,805)          1,673
                                                                    ===============      ============     ===========
                            Investment in investee companies (2)            22,638            34,827          57,465
                                                                    ===============      ============     ===========
                            Capital reserve - foreign currency
                              translation adjustment                        16,501               488          16,989
                                                                    ===============      ============     ===========
                            (1) According to U.S. GAAP

                            (2)  Including goodwill at the amount                -            26,440          26,440
                            of                                      ===============      ============     ===========

                                    - 104 -

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 26 -     MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP
              AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

              A.     DIFFERENCES  BETWEEN  ISRAELI  GAAP AND US GAAP  (CONT.)

                     8.     INITIAL IMPLEMENTATION OF THE EQUITY METHOD (CONT.)

                                                                    FOR THE YESR ENDED DECEMBER 31
                                          ---------------------------------------------------------------------------------
                                                            2001                                      2000
                                          ---------------------------------------    --------------------------------------
                                               AS                                         AS
                                          REPORTED (1)    RESTATEMENT    ADJUSTED    REPORTED (1)   RESTATEMENT    ADJUSTED
                                          ------------    -----------    --------    ------------   -----------    --------
                                                            NIS (IN THOUSANDS), EXEPET FOR PER SHARE DATA
                                          ---------------------------------------------------------------------------------
                     Equity loss in
                       Investee
                       companies             (8,874)         (32,454)     (41,328)       (4,327)        (1,028)       (5,355)
                                          ============    ===========    ========    ============   ===========    ========

                     Net income (loss)
                       for the year           4,659          (26,177)     (21,518)      (24,713)          (594)      (25,307)
                                          ============    ===========    ========    ============   ===========    ========

                     Basic earning per
                       share -
                       (EPS) in NIS            0.21            (1.17)       (0.96)        (1.12)         (0.02)        (1.14)
                                          ============    ===========    ========    ============   ===========    ========

                     Diluted
                       (EPS) in NIS            0.20            (1.18)       (0.98)        (1.12)         (0.02)        (1.14)
                                          ============    ===========    ========    ============   ===========    ========

                     (1) According to the U.S. GAAP

                     9.     FOREIGN CURRENCY TRANSLATION

                            IN ACCORDANCE WITH ISRAELI GAAP:

                            The financial statements of an "autonomous foreign entity" (after adjustment to the Consumer Price Index in the country of its respective residence) are being translated into the currency of its holding company (Euro or NIS), at the exchange rate as of the balance sheet date ("closing rate method").

                            IN ACCORDANCE WITH U.S. GAAP:

                            In accordance with FAS No. 52, the transactions included in items in the statement of operations of an "autonomous foreign entity," are translated at the actual transaction rates or the average rate for the period. The difference between the net profit
                            (loss), translated as mentioned above, and the entity's retained earnings which are translated at the exchange rate as of the balance sheet date, is charged to capital reserve for translation adjustments in the sherholders equity.

                     10.    PRE-OPENING COSTS

                            IN ACCORDANCE WITH ISRAELI GAAP:

                            Pre-operating expenses of hotels and/or commercial centers (mainly - employee training, testing of systems and preparation of the hotels/commercial centers for opening, operation and occupancy) are stated at cost and amortized over a three-year period from commencement of full scale operations.

                            IN ACCORDANCE WITH US GAAP:

                            In accordance with the statement of Position ("SOP") 98-5. "Reporting on the costs of start-up activities," all costs of start-up activities (pre-opening, pre-operating and organizational costs) are expensed as incurred.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 26 -     MATERIAL  DIFFERENCES  BETWEEN ISRAELI GAAP AND U.S. GAAP AND
              THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

              A.     DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP (CONT.)

                     11.    MARKETABLE SECURITIES

                            IN ACCORDANCE WITH ISRAELI GAAP:

                            Israeli GAAP divides marketable securities into two categories:

                            Investments in marketable securities, designated by management for sale in the short term, are included in current assets at their market value at the balance-sheet date. Changes in value are charged to the statement of operations, as incurred. Investments in marketable securities not designated by management for sale in the short term and which are not part of the Group's liquid resources, are presented at cost, except when, in the opinion of management, a decline in value, not of a temporary nature, exists. See also Note 2E above.

                            IN ACCORDANCE WITH U.S. GAAP:

                            FAS No. 115 divide marketable securities into three categories:

                            (1) Marketable securities that are acquired and held principally for the purpose of selling them within the near future, are classified as "trading securities" and are reported at their fair value. Unrealized gains and losses are included in the statement of operations.

                            (2) Debt securities that the company has the positive intent and ability to hold to maturity, are classified as "held - to - maturity" securities and are reported at amortized cost.

                            (3)    Marketable   securities   not  classified  as
                                   either "held - to - maturity"  securities  or
                                   "trading securities", are classified as "available - for - sale" securities and are reported at their fair value. Unrealized gains and losses are included in a separate item within the shareholders equity, and reported as other comprehensive income.

                     12.    CAPITALIZATION OF FINANCIAL EXPENSES

                            IN ACCORDANCE WITH ISRAELI GAAP:

                            The amount of financial expenses to be capitalized for qualifying assets is intended to be that portion of the financial expenses in real terms, including exchange rate differences, incurred during the assets' construction period.

                            IN ACCORDANCE WITH U.S. GAAP:

                            Financial expenses eligible for capitalization for qualifying assets include only interest costs, and do not include exchange rate gains and losses.

                     13. CERTAIN INITIATION COSTS OF PROJECTS AND WRITE - DOWN OF INVESTMENTS

                            IN ACCORDANCE WITH ISRAELI GAAP:

                            Initiation  costs  of  projects  and  write-down  of
                            investments,   included  on  the  cost  basis,   are
                            presented as "other expenses".

                            IN ACCORDANCE WITH U.S. GAAP:

                            These expenses are included within  operating income
                            (loss).

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 26 -     MATERIAL  DIFFERENCES  BETWEEN ISRAELI GAAP AND U.S. GAAP AND
              THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

              A.     DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP (CONT.)

                     14.    INVESTMENT  IN  INVESTEE   COMPANIES  -  FAIR  VALUE
                            MEASURMENT

                            A.     IDENTIFICATION OF REPORTING UNIT

                                   IN ACCORDANCE WITH ISRAELI GAAP:

                                   Each investment ("reporting unit") is tested and treated separately, regardless of any other reporting unit, even if the reporting units are components of the same operating segment.

                                   IN ACCORDANCE WITH U.S. GAAP:

                                   Components of an operating segment (as defined in SFAS 142) shall be aggregated within one reporting unit, for impairment tests purposes, if the components have similar economic characteristics, as defined in SFAS 142.

                            B.     DETERMINATION    OF   TESTS   PROCEDURS   FOR
                                   IMPAIRMENT AND THE MANNER OF IMPAIRMENT LOSS RECOGNITION

                                   IN ACCORDANCE WITH ISRAELI GAAP:

                                   According  to the  provisions  set  forth  in
                                   statement   No.  68  of  the   Institute   of
                                   Certified Public Accountant in Israel, in case of a decline (other than of a temporary nature) that causes the fair value of an investment in an autonomous company (including, subsidiaries) to be less than its carrying amount, a provision for the decline in fair value is provided and is charged directly against any credit balance in the capital reserves for translation adjustment, previously recorded in respect of this investment. The amount of the required provision in excess of the capital reserve for translation adjustment, is charged to the statement of operations. If the translation adjustments are reflected by a debit balance, they are charged to the statement of operations together with the provision for the decline in the investment's fair value. The provision provided (if any) in respect of an investee in a subsidiary, is attributed (in the consolidated financial statements of the company) to the assets' value of the subsidiary.

                                   As for the accounting method for measuring fair value of investments and/or long lived assets, which will apply to financial statements for periods beginning in January 1, 2003 or thereafter - see note 2V. (3), above.

                                   IN ACCORDANCE WITH U.S. GAAP:

                                   The principles set forth in APB 18, in respect of fair value measurement and loss recognition for decline in investment's value, refers to investments in affiliates only (not to subsidiaries). In respect of subsidiaries - tests and measurements for impairments of the company's share in the subsidiary's equity, is performed on a consolidated basis and is covered by provisions, included in other statements, for measuring assets and/or liabilities. As for test for impairment of goodwill in subsidiaries - see c. below.

                                   However, capital reserves for translation adjustments are realized only upon sale or upon complete or substantially complete liquidation of an investment in a foreign entity. Realization of such capital reserve as a result of recording a provision for a decline in fair value, is prohibited.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE  26 -    MATERIAL  DIFFERENCES  BETWEEN ISRAELI GAAP AND U.S. GAAP AND
              THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

              A.     DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP (CONT.)

                     14.    INVESTMENT  IN  INVESTEE   COMPANIES  -  FAIR  VALUE
                            MEASURMENT

                            C.     AMORTIZATION  AND  TESTS  FOR  IMPAIRMENT  OF
                                   GOODWILL

                                   IN ACCORDANCE WITH ISRAELI GAAP:

                                   Goodwill  is  amortized  over its  respective
                                   estimated   useful  life,   and  is  reviewed
                                   periodically, for impairment.

                                   IN ACCORDANCE WITH U.S. GAAP:

                                   According to principles set forth in SFAS 142
                                   - goodwill determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001, (but before January 1, 2002) is not amortized, but is tested for impairment, together with the entire investment, as a whole. Goodwill acquired in business combinations completed before July 1, 2001 continued to be amortized and tested for impairment until January 1, 2002. After that date the goodwill is no longer amortized but rather tested, at least annually, for impairment. The two steps which should be applied by testing goodwill impairment, are as follows:

                                   (I)    Determining   if  fair  value  of  the
                                          reporting   unit  is  less   than  its
                                          carrying  amount  (step  1); if no, no
                                          further   testing  of   goodwill   for
                                          impairment is necessary.  If yes, step
                                          2 should be applied, by using the fair
                                          value of the reporting unit determined
                                          in step 1,  allocating  the fair value
                                          of  the  reporting  unit  to  all  the
                                          assets and  liabilities  of that unit,
                                          as if  the  reporting  unit  had  been
                                          acquired in a business combination and
                                          the fair value of the  reporting  unit
                                          was the purchase price,  and comparing
                                          goodwill  resulting  from the purchase
                                          price   allocation   to  its  carrying
                                          amount,  in order to  determine if and
                                          by how much goodwill is impaired.

                                   (II) If goodwill is impaired, a provision for loss is recorded against operations, up to the amount impaired.

                     15.    REALIZATION  OF  CAPITAL   RESERVE  FOR  TRANSLATION
                            ADJUSTMENTS

                            IN ACCORDANCE WITH ISRAELI GAAP:

                            Upon realization of an autonomous foreign entity, in whole or in part, through a repayment of an investment-type monetary balance, the accumulated translation adjustment relating to that monetary balance is released to the statement of operations.

                            IN ACCORDANCE WITH U.S. GAAP:

                            Capital reserves for translation adjustments are realized only upon sale or upon complete or substantially complete liquidation of an investment in a foreign entity.

                    16.     CONVERTIBLE SECURITIES OF INVESTEES

                            IN ACCORDANCE WITH ISRAELI GAAP:

                            A parent company is required to record a provision for losses which may incur as a result of the dilution of its holdings in investees, upon exercise of vested share options (including shares issued to employees for consideration of non-recourse loans), when it is probable that they will be exercised.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 26 -     MATERIAL  DIFFERENCES  BETWEEN ISRAELI GAAP AND U.S. GAAP AND
              THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

              A.    DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP (CONT.)

                    16.     CONVERTIBLE SECURITIES OF INVESTEES (CONT.)

                            IN ACCORDANCE WITH U.S. GAAP:

                            A loss in the parent company resulting from the dilution of its holdings, in the event the share options (including shares issued to employees for consideration of non-recourse loans) being exercised, is recorded only at the time of exercise.

                     17.    CONTINGENT CONSIDERATION BASED ON SECURITY PRICE

                            Consideration   for  business   combination  may  be
                            contingent on the market price of a specified security issued by the acquirer. Under such an agreement, unless the price of the security equals, at least, an agreed amount ("Specified Amount") on a certain date, the acquiring corporation is required to issue additional equity or to transfer cash (at the Company's sole discretion) in order to make the current value of the total consideration equal to the Specified Amount (see Note 19C.).

                            IN ACCORDANCE WITH ISRAELI GAAP:

                            The securities, which are issued unconditionally at the date the transaction is consummated, should be recorded at their market price at such date. The difference between the market price of such securities upon issuance, and the Specified Amount, is recorded as a long-term monetary liability. Changes in the value of the liability, are recorded in the statement of operations for each reporting period.

                            IN ACCORDANCE WITH U.S. GAAP:

                            The securities issued unconditionally at the date the transaction is consummated, should be recorded at the Specified Amount, discounted to its present value. No adjustments are required until the contingency is resolved.

                     18.    DERIVATIVE FINANCIAL INSTRUMENTS

                            The Company leases its commercial centers under long-term contracts (see also Note 10B.(3)b.). The leases are denominated, generally, in Euro, most of which are linked to the CPI in Germany (some are denominated in dollars).

                            IN ACCORDANCE WITH ISRAELI GAAP:

                            Derivatives embedded within non-derivatives instruments should not be bifurcated from the host instruments and is treated for accounting purposes together with the host instrument.

                            IN ACCORDANCE WITH U.S. GAAP:

                            On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (collectively referred to as SFAS 133).

                            A "derivative" is typically defined as an instrument whose value is derived from an underlying instrument, index or rate, has a notional amount, requires no or little initial investment and can be net settled. Derivatives include, but are not limited to, the following types of investments: interest rate swaps, interest rate caps and floors, put and call options, warrants, futures, forwards and commitments to purchase securities and combinations of the foregoing.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE  26 -    MATERIAL  DIFFERENCES  BETWEEN ISRAELI GAAP AND U.S. GAAP AND
              THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

              A.     DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP (CONT.)

                     18.    DERIVATIVE FINANCIAL INSTRUMENTS (CONT.)

                            IN ACCORDANCE WITH U.S. GAAP (CONT.):

                            Derivatives embedded within non-derivative instruments, must be bifurcated from the host instrument and accounted for in accordance with SFAS 133, when the embedded derivative is not clearly and closely related to the host instrument (rental for the use of leased assets and adjustments for inflation on similar property are considered to be clearly and closely related. Thus, the inflation-related derivative embedded in an inflation-indexed lease contract is not bifurcated from the host cotract).

                            In conformity with SFAS 133, foreign currency forward contracts that are embedded within such lease contract ("the host contract") should be bifurcated and accounted for separately. The bifurcated forward contracts are recorded at their fair value while changes in their fair values are charged to the statement of operations and classified under financial income, net.

                            An embedded foreign currency instrument is not bifurcated from the host contract, if (i) contracts in which specified volumes of sales of one of the parties to the contract serve as the basis for settlement ("underlying"); (ii) the host contract is not a financial instrument and it requires payments denominated in the functional currency of any substantial party to that contract.

                     19.    DISCONTINUING OPERATIONS - GAIN RECOGNITION.

                            As for the description of the sale of plant by Elscint ("Ma'alot transaction")- see note 23.A.

                            IN ACCORDANCE WITH ISRAELI GAAP:

                            A gain from a sale transaction is recognized only after providing an acceptable level of assurance of the existence and amount of the gain. Gain generation process is deemed to be culminated when:
                            (i) realized (assets are exchanged for cash or claim to cash) or realizable (ii) the seller has substantially accomplished what it must do in order to be entitled to the benefits represented by the gain. Gain from business' sale transactions should be recognized, generally, when the following conditions have been satisfied: (i) the seller has transferred to the buyer the significant risks and rewards of ownership; (ii) the seller retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the assets/business sold;
                            (iii) any major uncertainties as to ultimate realization of profit have been removed and the amount of the gain can be measured reliably; and
                            (iv) it is probable that the economic benefits associated with the transaction will flow to the seller and the collection of the sale price is reasonably assured. In light of the above mentioned , the gain was recognized in the Company's 2002 financial statements.

                            IN ACCORDANCE WITH U.S. GAAP :

                            Gain from such sale of business should not be recognized unless all consideration was in the hand of the seller at the balance sheet date. Since in the Ma'alot transaction, a significant portion of the cash consideration was, according to the buyer request, deposited in escrow, for future release, in order to secure the potential purchase price adjustments, that may be required (if any), the gain on the sale will be recognized, for US GAAP purposes, in the Company's 2003 financial statements.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

EEN ISRAELI GAAP AND U.S. GAAP AND
              THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

              A.     DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP (CONT.)

                     20.    OTHERS

                            Balance sheet items - mainly differences in respect of issues which belongs to reporting periods ended before January 1, 2000 and others.

                            Profit and loss items - differences in respect of land lease fees expended, as direct construction costs, during the construction period.

                     21.    EARNINGS PER SHARE ("EPS")

                            IN ACCORDANCE WITH ISRAELI GAAP:

                            A. Share options and shares issued to employees for consideration of non-recourse loans (that are treated as options) are included in the computation of basic earnings per share only if their exercise is considered to be probable. In such case basic earnings are adjusted for "notional interest" resulting from such securities. Calculation of the probability is based on the ratio between the market price of the shares and the present value of the exercise price of the stock options into shares or the present value of the repayment amount of the loans granted for the purchase of such shares, as applicable.

                            B.     Shares  or  share  options  issued  upon  the
                                   fulfillment of certain conditions are considered outstanding common shares and are included in the computation of the basic EPS, as of the date that all necessary conditions have been met.

                            C. Share options (including shares for consideration of non-recourse loans), which are unvested and/or whose exercise is not probable, are nevertheless considered as exercised, for the purpose of calculating the diluted earnings per share, in addition to the outstanding and issued shares, whereas the basic earnings are adjusted for "notional interest" resulting from such option exercised.

                            D. In addition to the above and for the purpose of calculating the diluted earnings per share, the net income of the Company is adjusted for the provision for losses, if any, as a result of a dilution of its shareholding in investees, assuming that all of the investees' convertible securities (including those which are unvested and those whose exercise is not probable) are considered as exercised.

                            E. In computating, basic EPS, the Company's share in investees' results of operations, is taken into account in accordance with the amount which is included in the financial statements.

                            F. Shares which will be issued, if and to the extent they will be issued, and which issuance is contingent on Company's future share price ("Contingently issuable shares"), are not included in the total number of issued shares for the purpose of both calculating the basic EPS and the diluted EPS.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 26 -     MATERIAL  DIFFERENCES  BETWEEN ISRAELI GAAP AND U.S. GAAP AND
              THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

              B.     DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP (CONT.)

                     21.    EARNINGS PER SHARE ("EPS") (CONT.)

                            IN ACCORDANCE WITH U.S. GAAP:

                            A. In accordance with FAS 128, Basic earnings per share is computed on the basis of the weighted average number of shares outstanding during the year, without taking into consideration any convertible securities.

                            B. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding during the year, plus the dilution potential of the options exercisable into shares outstanding during the year (including shares issued for consideration of non-recourse loans), applying the "Treasury Stock Method".

                            C. The Company's share in the investees' results of operations is computed by multiplying the number of the investee's shares held by the Company by the investee's EPS.

                            D. If all necessary conditions have not been satisfied by the end of the year, the number of contingently issuable shares included in diluted EPS shall be based on the number of shares, if any, that would be issuable if the end of the reporting year were the end of the contingency year and if the result would be dilutive.

                     22.    RECENTLY ISSUED ACCOUNTING STANDARDS

                            A. In June 2001, The FASB issued SFAS 143, "Accounting for Asset Retirement Obligations" (hereinafter SFAS 143). SFAS 143 requires the Company to record fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. SFAS 143 is effective for financial statements issued for the years 2003 and thereafter. Earlier Application is permitted. The adoption of SFAS 143 does not have a significant impact on the Company's consolidated financial statements.

                            B. In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" (hereinafter SFAS 146). SFAS 146 nullifies EITF 94-3. According to SFAS 146, commitment to a plan to exit an activity or dispose of long-lived assets will no longer be enough to record a one-time charge for most anticipated costs. Instead, companies will record exit or disposal costs when they are "incurred" and can be measured at fair value, and they will subsequently adjust the recorded liability for changes in estimated fair value. SFAS 146 also revises accounting for specified employee and contract terminations that are part of restructuring activities. SFAS 146 is effective for exit and disposal activities that are initiated after December 31, 2002. Earlier application is encouraged. The Company believes that the adoption of SFAS 146 will not have a significant impact on its consolidated financial statements.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE  26 -    MATERIAL  DIFFERENCES  BETWEEN ISRAELI GAAP AND U.S. GAAP AND
              THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

              A.     DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP (CONT.)

                     22.    RECENTLY ISSUED ACCOUNTING STANDARDS (CONT.)

                            C. In December 2002, the FASB issued Statement of Financial Accounting Standards Board No. 148, "Accounting for Stock-Based Compensation
                                   - Transition and Disclosure - an amendment of FASB Statement No. 123" ("SFAS 148"). SFAS
                                   148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. The Company has not decided yet to voluntarily adopt SFAS 123.

                            D. In November 2002, FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was issued. This interpretation requires elaborating on the disclosures that must be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The disclosure requirements of this Interpretation are effective for statements issued after December 15, 2002 and its recognition requirements are applicable for guarantees issued or modified after December 31, 2002. The Company has adopted the disclosure requirements of the Interpretation and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. Management does not expect that adoption of FIN 45 will have material impact on its financial statements.

                            E. FIN 46 - In January, 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). This Interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", addresses consolidation by enterprises of variable interest entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. With respect to variable interest entities, if any, in which the Company holds a variable interest acquired before February 1, 2003, the guidance in FIN 46 will be in effect for the Company's financial statements beginning July 1, 2003. While the Company is currently evaluating the impact of the adoption of FIN 46 on its financial position and results of operations, it does not expect such impact to be material.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 26 -     MATERIAL  DIFFERENCES  BETWEEN ISRAELI GAAP AND U.S. GAAP AND
              THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

              A.     DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP (CONT.)

                     22.    RECENTLY ISSUED ACCOUNTING STANDARDS (CONT.)

                            F. In November 2002, the Emerging Task-Force issued its consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis, (2) There is objective and reliable evidence of the fair value of the undelivered item(s), (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. The Company is currently evaluating the effect of EITF 00-21 on the consolidated financial statements.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE  26 -    MATERIAL  DIFFERENCES  BETWEEN ISRAELI GAAP AND U.S. GAAP AND
              THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

              B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS

                     1.     STATEMENTS OF OPERATIONS:

                            A.     IN  ACCORDANCE  WITH U.S. GAAP - COMPRISED AS
                                   FOLLOWS:

                                                                        YEAR ENDED DECEMBER 31
                                                   ----------------------------------------------------------------
                                                                               U.S. GAAP
                                                   ----------------------------------------------------------------
                                                   CONVENIENCE
                                                    TRANSLATION          2002            (1) 2001         (1) 2000
                                                   ------------     ------------        -----------     -----------
                                                      US$'000                      IN THOUSANDS NIS
                                                   ------------     -----------------------------------------------
REVENUES

 Commercial-center operations                            54,288          257,162           125,029          57,705
 Hotel operations and management                         41,722          197,638           138,440         110,248
 Long-term projects                                         325            1,538            10,223          20,367
                                                   ------------     ------------        -----------     -----------
                                                         96,335          456,338           273,692         188,320
                                                   ------------     ------------        -----------     -----------
COSTS OF REVENUES

 Commercial-center operations                            30,001          142,114            65,162          24,498
 Hotel operations and management                         38,754          183,579           131,996          93,759
 Long-term projects                                         300            1,419             7,452          18,245
                                                   ------------     ------------        -----------     -----------
                                                         69,055          327,112           204,610         136,502
                                                   ------------     ------------        -----------     -----------
                                                         27,280          129,226            69,082          51,818
                                                   ------------     ------------        -----------     -----------
 Initiation costs of projects                             4,645           22,005             7,595          34,869
 Research and development expenses, net                   6,115           28,966            23,675          26,676
 Marketing and selling expenses                           5,413           25,644             7,802           5,315
 General and administrative expenses                     19,835           93,956            63,408          56,164
                                                   ------------     ------------        -----------     -----------
                                                         36,008          170,571           102,480         123,024
                                                   ------------     ------------        -----------     -----------
OPERATING LOSS BEFORE NET

  FINANCIAL INCOME                                       (8,728)         (41,345)          (33,398)        (71,206)
Financial income, net                                     7,466           35,368             6,637          30,127
                                                   ------------     ------------        -----------     -----------
OPERATING LOSS AFTER NET

  FINANCIAL INCOME                                       (1,262)          (5,977)          (26,761)        (41,079)
Other income (expenses), net                             (3,326)         (15,754)           40,484           6,035
                                                   ------------     ------------        -----------     -----------

INCOME (LOSS) BEFORE INCOME TAXES                        (4,588)         (21,731)           13,723         (35,044)
Income taxes                                              8,379           39,690            11,128          27,270
                                                   ------------     ------------        -----------     -----------
INCOME (LOSS) AFTER INCOME TAXES                        (12,967)         (61,421)            2,595         (62,314)
Equity losses of investee
  companies, net                                         (4,174)         (19,771)          (41,328)(2)   (2)(5,355)
Minority interest in results of
  subsidiaries, net                                       4,309           20,406             6,680 (2)  (2) 11,903
                                                   ------------     ------------        -----------     -----------

LOSS FROM CONTINUING OPERATIONS                         (12,832)         (60,786)          (32,053)        (55,766)
Income from discontinued

  operations, net                                         6,862           32,507            19,276          30,459
Cumulative effect of a change in
  accounting principles at the beginning
  of the year                                                 -                -            (8,741)              -
                                                   ------------     ------------        -----------     -----------

NET LOSS FOR THE YEAR                                    (5,970)         (28,279)          (21,518)        (25,307)
                                                   =============    ============        ===========     ===========

(1) Reclassified - see note 23A.
(2) Restated - see A8 above.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE  26 -    MATERIAL  DIFFERENCES  BETWEEN ISRAELI GAAP AND U.S. GAAP AND
              THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

              B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS

                     1.     STATEMENTS OF OPERATIONS:

                            B. THE STATEMENT OF OPERATIONS IN ACCORDANCE WITH ISRAELI GAAP IS RECONCILED TO U.S. GAAP AS FOLLOWS:

                                                                    YEAR ENDED DECEMBER 31, 2002
                                                   -------------------------------------------------------------

                                                    ISRAELI GAAP                               U.S. GAAP
                                                    AS REPORTED
                                                     IN THESE
                                                     FINANCIAL         RECONCI-                      CONVENIENCE
                                                     STATEMENTS        LIATIONS         TOTAL        TRANSLATION
                                                   -------------    --------------  ------------     -----------
                                                                 IN THOUSANDS NIS                      US$'000

REVENUES

 Commercial-center operations                           285,151          (27,989)      257,162            54,288
 Hotel operations and management                        210,650          (13,012)      197,638            41,722
 Long-term projects                                       1,538                -         1,538               325
                                                   -------------    --------------  ------------     -----------
                                                        497,339          (41,001)      456,338            96,335
                                                   -------------    --------------  ------------     -----------
COSTS OF REVENUES

 Commercial-center operations                           152,887          (10,773)      142,114            30,001
 Hotel operations and management                        197,407          (13,828)      183,579            38,754
 Long-term projects                                       1,419                -         1,419               300
                                                   -------------    --------------  ------------     -----------
                                                        351,713          (24,601)      327,112            69,055
                                                   -------------    --------------  ------------     -----------
                                                        145,626          (16,400)      129,226            27,280
                                                   -------------    --------------  ------------     -----------
 Initiation costs of projects                            16,949            5,056        22,005             4,645
 Research and development expenses, net                  29,001              (35)       28,966             6,115
 Marketing and selling expenses                          28,591           (2,947)       25,644             5,413
 General and administrative expenses                     89,711            4,245        93,956            19,835
                                                   -------------    --------------  ------------     -----------
                                                        164,252            6,319       170,571            36,008
                                                   -------------    --------------  ------------     -----------
OPERATING LOSS BEFORE FINANCIAL
  INCOME (EXPENSES), NET                                (18,626)         (22,719)      (41,345)           (8,728)
Financial income (expenses), net                         (5,545)          40,913        35,368             7,466
                                                   -------------    --------------  ------------     -----------
OPERATING LOSS AFTER

FINANCIAL INCOME (EXPENSES), NET                        (24,171)          18,194        (5,977)           (1,262)
Other income (expenses), net                              9,687          (25,441)      (15,754)           (3,326)
                                                   -------------    --------------  ------------     -----------

LOSS BEFORE INCOME TAXES                                (14,484)          (7,247)      (21,731)           (4,588)
Income taxes                                             22,128           17,562        39,690             8,379
                                                   -------------    --------------  ------------     -----------
LOSS AFTER INCOME TAXES                                 (36,612)         (24,809)      (61,421)          (12,967)
Equity in losses of investee
  companies, net                                         (2,962)         (16,809)      (19,771)           (4,174)
Minority interest in results of
  subsidiaries, net                                      24,960           (4,554)       20,406             4,309
                                                   -------------    --------------  ------------     -----------
LOSS FROM CONTINUING OPERATIONS                         (14,614)         (46,172)      (60,786)          (12,832)
Income from discontinued
  operations, net                                        55,804          (23,297)       32,507             6,862
                                                   -------------    --------------  ------------     -----------
NET INCOME (LOSS) FOR THE YEAR                           41,190          (69,469)      (28,279)           (5,970)
                                                   =============    ==============  ============     ===========

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE  26 -    MATERIAL  DIFFERENCES  BETWEEN ISRAELI GAAP AND U.S. GAAP AND
              THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

              B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS

                     1.     STATEMENTS OF OPERATIONS:

                            B. THE STATEMENT OF OPERATIONS IN ACCORDANCE WITH ISRAELI GAAP IS RECONCILED TO U.S. GAAP AS FOLLOWS: (CONT.):

                                                                           YEAR ENDED DECEMBER 31, 2001
                                                              -------------------------------------------------
                                                                ISRAELI GAAP                         U.S. GAAP
                                                              ----------------                     ------------
                                                                AS REPORTED
                                                                 IN THESE
                                                                 FINANCIAL           RECONCI-
                                                               STATEMENTS (1)        LIATIONS           TOTAL
                                                              ----------------   ---------------   ------------
                                                                                IN THOUSANDS NIS
                                                              -------------------------------------------------
              REVENUES
               Commercial-center operations                           134,752           (9,723)          125,029
               Hotel operations and management                        141,901           (3,461)          138,440
               Long-term projects                                      10,223                -            10,223
                                                              ----------------   ---------------   ------------
                                                                      286,876          (13,184)          273,692
                                                              ----------------   ---------------   ------------
              COSTS OF REVENUES

               Commercial-center operations                            67,926           (2,764)           65,162
               Hotel operations and management                        128,653            3,343           131,996
               Long-term projects                                       7,452                -             7,452
                                                              ----------------   ---------------   ------------
                                                                      204,031              579           204,610
                                                              ----------------   ---------------   ------------
                                                                       82,845          (13,763)           69,082
                                                              ----------------   ---------------   ------------
               Initiation costs of projects                             5,969            1,626             7,595
               Research and development expenses, net                  24,663             (988)           23,675
               Marketing and selling expenses                           8,469             (667)            7,802
               General and administrative expenses                     63,456              (48)           63,408
                                                              ----------------   ---------------   ------------
                                                                      102,557              (77)          102,480
                                                              ----------------   ---------------   ------------
              OPERATING LOSS BEFORE FINANCIAL

                INCOME , NET                                          (19,712)         (13,686)          (33,398)
              Financial income , net                                  103,510          (96,873)            6,637
              OPERATING INCOME (LOSS) AFTER
                                                              ----------------   ---------------   ------------

                FINANCIAL INCOME, NET                                  83,798         (110,559)          (26,761)
              Other income, net                                        34,731            5,753            40,484
                                                              ----------------   ---------------   ------------

              INCOME BEFORE INCOME TAXES                              118,529         (104,806)           13,723
              Income taxes                                             13,857           (2,729)           11,128
                                                              ----------------   ---------------   ------------
              INCOME AFTER INCOME TAXES                               104,672         (102,077)            2,595
              Equity in losses of investee
                companies, net                                         (9,899)     (2) (31,429)      (2) (41,328)
              Minority interest in results of
                subsidiaries, net                                      (6,029)          12,709 (2)   (2)   6,680
                                                              ----------------   ---------------   ------------
              INCOME (LOSS) FROM CONTINUING OPERATIONS                 88,744         (120,797)          (32,053)
              Income from discontinued

                operations, net                                        19,119              157            19,276
              Cumulative effect of a change in
                accounting principles at the beginning
                of the year                                                 -           (8,741)           (8,741)
                                                              ----------------   ---------------   ------------
              NET INCOME (LOSS) FOR THE YEAR                          107,863         (129,381)          (21,518)
                                                              ================   ===============   ==============
              (1) Reclassified - see note 23A.
              (2) Restated - see A8 above.


                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE  26 -    MATERIAL  DIFFERENCES  BETWEEN ISRAELI GAAP AND U.S. GAAP AND
              THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

              B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS

                     1.     STATEMENTS OF OPERATIONS:

                            B. THE STATEMENT OF OPERATIONS IN ACCORDANCE WITH ISRAELI GAAP IS RECONCILED TO U.S. GAAP AS FOLLOWS: (CONT.):

                                                               YEAR ENDED DECEMBER 31, 2000
                                           ---------------------------------------------------------------------
                                            ISRAELI GAAP                                              U.S. GAAP
                                           -------------                                             -----------
                                            AS REPORTED          EFFECT OF
                                              IN THESE         "AS IF" POOLING         OTHER
                                              FINANCIAL         OF INTERESTS          RECONCI
                                           STATEMENTS (1)      (SEE A1 ABOVE)         LIATIONS        T O T A L
                                           --------------      --------------      -------------     ------------
                                                                     IN THOUSANDS NIS
                                           ---------------------------------------------------------------------
REVENUES

Commercial-center operations                      28,117                27,813          1,775          57,705
Hotel operations and management                  108,089                     -          2,159         110,248
Long-term projects                                20,367                     -              -          20,367
                                           --------------      ---------------     -------------     ------------
                                                 156,573                27,813          3,934         188,320
                                           --------------      ---------------     -------------     ------------
COSTS OF REVENUES

Commercial-center operations                      12,917                10,866            715          24,498
Hotel operations and management                   93,050                     -            709          93,759
Long-term projects                                18,245                     -              -          18,245
                                           --------------      ---------------     -------------     ------------
                                                 124,212                10,866          1,424         136,502
                                           --------------      ---------------     -------------     ------------
                                                  32,361                16,947          2,510          51,818
                                           --------------      ---------------     -------------     ------------
Initiation costs of projects                       2,819                 7,092         24,958          34,869
Research and development expenses,                26,566                     -            110          26,676
  net

Marketing and selling expenses                     2,257                 2,915            143           5,315
General and administrative expenses               55,026                 1,031            107          56,164
                                           --------------      --------------      ------------     ------------
                                                  86,668                11,038         25,318         123,024
                                           --------------      ---------------     -------------     ------------

OPERATING INCOME (LOSS) BEFORE

  FINANCIAL INCOME (EXPENSES), NET               (54,307)                5,909        (22,808)        (71,206)
Financial income (expenses), net                  33,189               (16,254)        13,192          30,127
                                           --------------      ---------------     -------------     ------------

OPERATING LOSS AFTER FINANCIAL

  FINANCIAL INCOME (EXPENSES), NET               (21,118)              (10,345)        (9,616)        (41,079)
Other income (expenses), net                     (15,899)               (2,713)        24,647           6,035
                                           --------------      ---------------     -------------     ------------

LOSS BEFORE INCOME TAXES                         (37,017)              (13,058)        15,031         (35,044)
Income taxes                                      18,907                 1,624          6,739          27,270
                                           --------------      ---------------     -------------     ------------

LOSS AFTER INCOME  TAXES                         (55,924)              (14,682)         8,292         (62,314)
Equity loss of investee
  companies, net                                  (3,303)                    -     (2) (2,052)     (2) (5,355)
Minority interest in results of
  subsidiaries, net                               15,161                     -     (2) (3,258)     (2) 11,903
                                           --------------      ---------------     -------------     ------------

LOSS FROM

 CONTINUING OPERATIONS                           (44,066)              (14,682)         2,982         (55,766)
Income from discontinued
   operations, net                                28,341                     -          2,118          30,459
                                           --------------      ---------------     -------------     ------------

NET LOSS FOR THE YEAR                            (15,725)              (14,682)         5,100         (25,307)
                                           ==============      ===============     =============     =============

(1) Reclassified - see note 23A.
(2) Restated - see A8 above.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE  26 -    MATERIAL  DIFFERENCES  BETWEEN ISRAELI GAAP AND U.S. GAAP AND
              THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

              B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS

                     1.     STATEMENTS OF OPERATIONS:

                            C. THE RECONCILIATION OF EPS IN ACCORDANCE WITH ISRAELI GAAP TO EPS IN ACCORDANCE WITH U.S. GAAP, IS AS FOLLOWS (RECONCILING ITEMS ARE SHOWN NET OF TAXES):

                                                                             YEAR ENDED DECEMBER 31,
                                                      ---------------------------------------------------------------------
                                                           2002            2002           2001 (1)             2000 (1)
                                                      ---------------  ------------   ---------------    ------------------
                                                        CONVENIENCE
                                                        TRANSLATION
                                                            US$                                N I S
                                                      ---------------  ----------------------------------------------------

              BASIC EPS ACCORDING TO:

                ISRAELI GAAP:
                  Continuing operations                    (0.14)          (0.65)              4.00                (1.99)
                  Discontinued operations                   0.53            2.50               0.86                 1.28
                                                        ---------        ---------        ----------           ----------
                                                            0.39            1.85               4.86                (0.71)
                                                        =========        =========        ==========           ==========
                US GAAP:
                  Continuing operations                    (0.57)          (2.72)         (2) (1.44)           (2) (2.52)
                  Discontinued operations                   0.31            1.46               0.87                 1.38
                  Cumulative effect of a change in
                    accounting principles at the
                    beginning of the year                      -               -              (0.39)                   -
                                                        ---------        ---------        ----------           ----------
                                                           (0.26)          (1.26)             (0.96)               (1.14)
                                                        =========        =========        ==========           ==========


               DILUTED EPS ACCORDING TO:

                ISRAELI GAAP                               0.37            1.75               4.08
                                                        =========        =========        ==========

                US GAAP:
                  From Continuing operations              (0.60)          (2.83)          (2) (1.44)           (2) (2.52)
                  Discontinued operations                  0.31            1.45                 0.85                 1.38
                  Cumulative effect of a change in
                    accounting principles at the
                    beginning of the year                      -               -              (0.39)                   -
                                                        ---------        ---------        ----------           ----------
                                                          (0.29)          (1.38)              (0.98)               (1.14)
                                                        =========        =========        ==========           ==========

              (1) Reclassified - see Note 23A.
              (2) Restated - see A8 above.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE  26 -    MATERIAL  DIFFERENCES  BETWEEN ISRAELI GAAP AND U.S. GAAP AND
              THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

              B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS

                     1.     STATEMENTS OF OPERATIONS:

                            D. THE RECONCILIATION OF NET INCOME (LOSS) IN ACCORDANCE WITH ISRAELI GAAP TO NET INCOME
                                   (LOSS) IN ACCORDANCE WITH U.S. GAAP, IS AS FOLLOWS (RECONCILING ITEMS ARE SHOWN NET OF TAXES):

                                                                                         YEAR ENDED DECEMBER 31,
                                                                   ----------------------------------------------------------------
                                                                        2002            2002           (1) 2001           (1) 2000
                                                                   ------------     -----------     --------------    -------------
                                                                    CONVENIENCE
                                                           SUB-     TRANSLATION
                                                         SECTION      US$'000                       IN THOUSANDS NIS
                                                         -------   ------------     -----------------------------------------------
             Net income (loss) from continuing
               Operations, as reported according to
               Israeli GAAP                                             (3,085)        (14,614)            88,744           (44,066)

             Effect of "as if" pooling of interests        A1                -               -                  -           (14,682)
             Deferred taxes in respect of
               inflation adjustments                       A4a          (1,582)         (7,492)            (7,780)           (4,519)
             Deferred taxes in respect of
               business combination                        A4b               -               -               (521)                -
             Compensation component of option
               plan and share incentive plan               A5           (1,500)         (7,106)                 -                 -
             Venture capital investments                   A6                -               -              1,025            (1,025)
             Issuance of shares by an investee in
               the development stage, to a third party     A7           (5,341)        (25,300)                 -            (1,855)
             Implementation of the equity method           A8             (470)         (2,227)       (2) (27,750)       (2) (1,028)
             Translation of profit and loss items          A9           (1,578)         (7,478)            (5,973)              786
             Pre-opening costs                             A10             815           3,862             (8,136)            1,203
             Marketable securities                         A11             584           2,765             (1,990)            1,369
             Capitalization of finance expenses            A12            (483)         (2,287)           (23,624)            9,579
             Investment in investee companies - fair
               value measurment                            A14           2,518          11,927                  -                 -
             Realization of capital reserve for
               translation adjustments                     A15          (6,618)        (31,351)                 -                 -
             Convertible securities of investees           A16               -               -                  -             1,730
             Contingent consideration based on
               security price                              A17              73             348              1,630                 -
             Derivative financial instruments              A18           4,960          23,494            (60,387)                -
             Others                                        A20            (401)         (1,900)                 -                 -
             Minority-interest in the
               abovementioned reconciliations                             (724)         (3,427)        (2) 12,709        (2) (3,258)
                                                                   ------------     -----------     --------------    -------------
                                                                       (12,832)        (60,786)           (32,053)          (55,766)
             Income from discontinued operations,
               net                                         A19           6,862          32,507         (3) 19,276        (3) 30,459
             Cumulative effect of a change in
               accounting principles at the begining
               of the year                                 A18               -               -             (8,741)                -
                                                                   ------------     -----------     --------------    -------------
             NET LOSS ACCORDING TO
               U.S. GAAP                                                (5,970)        (28,279)           (21,518)          (25,307)
                                                                   ============     ===========     ==============    ==============

(1) Reclassified - see Note 23A.
(2) Restated - see A8 above.
(3) 2001 and 2000 includes only  reconciliations according to subsection A9.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE  26 -    MATERIAL  DIFFERENCES  BETWEEN ISRAELI GAAP AND U.S. GAAP AND
              THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

              B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS

                     2. THE RECONCILIATION OF THE BALANCE SHEETS PREPARED IN ACCORDANCE WITH ISRAELI GAAP TO U.S. GAAP, IS AS
                            FOLLOWS:

                            RECONCILIATION AS OF DECEMBER 31, 2002
                            --------------------------------------

                                                                AS REPORTED
                                                                  IN THESE
                                                                 FINANCIAL       RECONCI-         AS PER        CONVENIENCE
                                                                 STATEMENTS      LIATIONS       U.S. GAAP       TRANSLATION
                                                                ------------  -------------    ------------     ------------
                                                                              IN THOUSANDS NIS                    US$'000
                                                                -------------------------------------------     ------------
                            Investments in investees and other
                              companies                             102,804        (27,984)          74,820          15,795
                            Hotels, commercial centers
                              and other property                  4,169,532        235,714        4,405,246         929,965
                            Other assets and deferred expenses       74,427         27,185          101,612          21,451
                            Assets related  to
                              discontinuing operation               114,135         42,226          156,361          33,008
                            Total assets                          5,846,220        277,141        6,123,361       1,292,666

                            Payables and other current
                            liabilities -
                              Deferred revenues due to
                            decrease
                                in percentage holding in
                                development stage companies          12,169        (12,169)               -               -
                            Long-term liabilities -

                              Deferred taxes                        106,424        119,530          225,954          47,700
                            Liability for the acquisition
                              of shares in subsidiary                22,283        (22,283)               -               -
                            Currency transactions on
                              long-term agreements                        -        228,816          228,816          48,304
                            Liabilities related to
                              discontinuing operations              112,120         80,089          192,209          40,576
                            Minority interest                       496,020        (25,148)         470,872          99,403
                            Receipts on account of options                -          4,623            4,623             976
                            Capital reserve                         474,714         56,514          531,228         112,144
                            Deferred stock based compansation             -         (2,420)          (2,420)           (511)
                            Foreign currency translation
                              adjustments                           138,356         55,583          193,939          40,942
                            Retained earnings                       490,983       (205,994)         284,989          60,162
                            Total shareholders' equity            1,081,930        (96,317)         985,613         208,067


                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE  26 -    MATERIAL  DIFFERENCES  BETWEEN ISRAELI GAAP AND U.S. GAAP AND
              THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

              B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS

                     2. THE RECONCILIATION OF THE BALANCE SHEETS PREPARED IN ACCORDANCE WITH ISRAELI GAAP TO U.S. GAAP, IS AS FOLLOWS (CONT.):

                            RECONCILIATION AS OF DECEMBER 31, 2001 (1)
                            ------------------------------------------

                                                                 AS REPORTED
                                                                  IN THESE
                                                                  FINANCIAL       RECONCI-        AS PER
                                                                 STATEMENTS       LIATIONS       U.S. GAAP
                                                                 -------------  ------------   -------------
                                                                              IN THOUSANDS NIS
                                                                 --------------------------------------------
                            Venture capital investment                64,478    (2) (62,805)      (2) 1,673
                            Investments investees and other
                            companies                                 22,638     (2) 34,827      (2) 57,465
                            Hotels, commercial centers
                              and other property                   2,913,040     (3) 53,456   (3) 2,966,496
                            Other assets and deferred expenses        61,760     (3) 20,980      (3) 82,740
                            Total assets                           4,818,154     (2) 46,458   (2) 4,864,612

                            Payables and other current
                            liabilities -
                            Deferred revenues due to
                              decrease in percentage holding in
                                development stage companies           30,391        (30,391)              -
                            Long-term liabilities -
                              Deferred taxes                          65,055         66,986         132,041
                            Liability for the acquisition
                               of shares in subsidiaries              21,935        (21,935)              -
                            Currency transaction on long
                               term agreements                             -        147,167        147,167
                            Minority interest                        506,810    (2) (18,281)    (2) 488,529
                            Receipts on account of options                 -          4,623           4,623
                            Capital reserve                          475,058         50,333         525,391
                            Foreign currency translation
                              adjustments                             32,315    (2) (15,325)     (2) 16,990
                            Retained earnings                        449,525   (2) (136,719)    (2) 312,806
                            Total shareholders' equity               934,378   (2) (101,711)    (2) 832,667

                            (1)    Reclassified.- see note 23A.

                            (2)    Restated - see A8 above.

                            (3) The portion of the value of foreign currency forward embedded in lease contracts denominated in foreign currency, which is an inherent part of the fair value of fixed assets that relates to these lease contracts and were purchased in a business combination, was presented, at the initial implementation (in 2001) of the provisions set forth in SFAS 133, erroneously, separately as goodwill. In these financial statements such portion was included as part of the value of the aforesaid fixed assets. Comparative data for 2001 were, accordingly, reclassified.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 26 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

              B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

                     2. THE RECONCILIATION OF THE BALANCE SHEETS PREPARED IN ACCORDANCE WITH ISRAELI GAAP TO U.S. GAAP, IS AS FOLLOWS (CONT.):

                            RECONCILIATION AS OF DECEMBER 31, 2002
                            --------------------------------------

        ITEM \ SUBSECTION      A4A       A4B       A5        A7       A8        A9       A10       A11       A12      A14      A15
                            -------------------------------------------------------------------------------------------------------
                                                          I N     T H O U S A N D S     N I S
                            -------------------------------------------------------------------------------------------------------

       Investments in
       investees
         and other
       companies                                                (27,984)
       Hotels, commercial
       centers
         and other Property   35,570   35,199                                          183             (16,786)    67,134
       Other assets and
         deferred expenses    10,880   24,071                                       (7,766)
       Assets related  to
         discontinuing
       operation

       Total assets           46,450   59,270 -        -        (27,984)  -         (7,583)  -         (16,786)    67,134
       Payables and other
         current
       liabilities -
        Deferred revenues
         due  to decrease
       in percentage holding
         in development
         stage companies                               (11,045)
       Long-term
       liabilities -

        Deferred taxes        81,430   59,854                                                             (141)     8,323
        Liability for the
         acquisition of
       shares
         in subsidiaries
        Currency transaction
         on long term
         Agreements
       Liabilities related
       to discontinuing
       operations

       Minority interest      (7,012)  (225)               462   (3,815)            (2,069)             (4,584)     9,981
       Receipts on account
         of options
       Capital reserve                        9,567     31,168                                (1,692)
       Deferred stock
         based compensation                   (2,420)
       Foreign currency
         translation
         adjustments          (4,229)  (40)              6,867    2,461    10,679   (1,139)                929     39,970    31,351

       Retained earnings      (23,739) (319)  (7,147)  (27,452) (26,630)  (10,679)  (4,375)   1,692    (12,990)     8,860   (31,351)
       Total shareholders'
         Equity               (27,968) (359)  -         10,583  (24,169)  -         (5,514)  -         (12,061)    48,830         -



        ITEM \ SUBSECTION        A16       A17       A18      A19       A20     TOTAL
                            --------------------------------------------------------------
                                        I N     T H O U S A N D S     N I S
                            --------------------------------------------------------------

       Investments in
       investees and other
       companies                                                                 (27,984)
       Hotels, commercial
       centers and other
       Property                 5,595     (6,285)   117,004            (1,900)   235,714
       Other assets and
         deferred expenses                                                        27,185
       Assets related  to
         discontinuing
       operation                                             42,226               42,226

       Total assets             5,595     (6,285)   117,004  42,226    (1,900)   277,141

       Payables and other
         current
       liabilities -
        Deferred revenues
         due  to decrease
       in percentage holding
         in development
         stage companies       (1,124)                                           (12,169)
       Long-term
       liabilities -

        Deferred taxes                              (29,936)                     119,530
        Liability for the
         acquisition of
       shares
         in subsidiaries                 (22,283)                                (22,283)
        Currency transaction
         on long term                               228,816                      228,816
         Agreements
       Liabilities related
       to discontinuing
       operations                                           80,089                80,089

       Minority interest       (2,590)                      (14,566)     (730)   (25,148)
       Receipts on account
         of options             4,623                                              4,623
       Capital reserve                    17,471                                  56,514
       Deferred stock
         based compensation                                                       (2,420)
       Foreign currency
         translation
         adjustments            2,821     (3,451)   (24,470)           (6,166)    55,583

       Retained earnings        1,865      1,978    (57,406) (23,297)   4,996   (205,994)
       Total shareholders'
         Equity                4,686      15,998    (81,876) (23,297)  (1,170)   (96,317)


                                    - 123 -

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 26 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

              B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

                     2. THE RECONCILIATION OF THE BALANCE SHEETS PREPARED IN ACCORDANCE WITH ISRAELI GAAP TO U.S. GAAP, IS AS FOLLOWS (CONT.):

                            RECONCILIATION AS OF DECEMBER 31, 2001
                            --------------------------------------

 ITEM \ SUBSECTION               A4A       A4B       A5       A7      (1) A8      A9       A10      A11       A12       A14
                            -------------------------------------------------------------------------------------------------------
                                                          I N     T H O U S A N D S     N I S
                            -------------------------------------------------------------------------------------------------------

Venture capital investment                                            (62,805)
Investment in investees and
other  companies                                                       34,827
Hotels, commercial centers
and Other property              3,901    28,060                                              162            (16,724)   4,170
Other assets and deferred
  expenses                      9,567    21,372                                           (9,959)
Total assets                   13,468    49,432                       (27,978)            (9,797)           (16,724)   4,170
Payables and other current
  liabilities -
 Deferred revenues due to
  decrease in percentage
holding in
  development stage companies                               (29,477)
Long-term liabilities
 Defferred taxes               37,320    49,952                                                                (224)    1,569
 Liability for the
acquisition of
  shares in subsidiaries
 Currency transaction on long
  term agreement
Minority interest              (6,257)     (201)                      (1,695)             (3,090)            (4,408)    1,080     (
Receipts on account of
options
Capital reserve                                      370     31,629                                  863
Foreign currency transaltion
  adjustments                  (1,029)                                   488    3,044          62              (665)
Retained earnings              (16,566)    (319)    (370)   (2,152)   (26,771)  (3,044)   (6,769)   (863)   (11,427)    1,521
Total shareholders' equity     (17,595)    (319)       -    29,477    (26,283)      -     (6,707)      -    (12,092)    1,521



 ITEM \ SUBSECTION             A16        A17        A18        A19         TOTAL
                            ----------------------------------------------------------
                                        I N     T H O U S A N D S     N I S
                            ----------------------------------------------------------

Venture capital investment                                              (1) (62,805)
Investment in investees and
other  companies                                                        (1)  34,827
Hotels, commercial centers
and  Other property            3,762     (2,834)  (2)32,959             (2)  53,456
Other assets and deferred
  expenses                                                               (2) 20,980
Total assets                   3,762     (2,834)     32,959              (1) 46,458
Payables and other current
  liabilities -
 Deferred revenues due to
  decrease in percentage
holding in
  development stage companies   (914)                                       (30,391)
Long-term liabilities
 Defferred taxes                                    (21,631)                 66,986
 Liability for the
acquisition of
  shares in subsidiaries                (21,935)                            (21,935)
 Currency transaction on long
  term agreement                                    147,167                  147,167
Minority interest              3,710)                                    (1)(18,281)
Receipts on account of
options                        4,623                                          4,623
Capital reserve                          17,471                              50,333
Foreign currency transaltion
  adjustments                    618                (11,677)   (6,166)   (1)(15,325)
Retained earnings              3,145      1,630     (80,900)    6,166      (136,719)
Total shareholders' equity     3,763     19,101     (92,577)        -   (1)(101,711)


(1) Restated see A8 above.

(2) Reclassified.- see footnote 3 above.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE  26 -    MATERIAL  DIFFERENCES  BETWEEN ISRAELI GAAP AND U.S. GAAP AND
              THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

              B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS

                     2. THE RECONCILIATION OF THE BALANCE SHEETS PREPARED IN ACCORDANCE WITH ISRAELI GAAP TO U.S. GAAP, IS AS FOLLOWS (CONT.):

                            SUBSECTION:

                            A4A.   Deferred   taxes  in  respect  of   inflation
                                   adjustments.

                            A4B.   Deferred   taxes  in  respect   of   business
                                   combination.

                            A5. Compensation component of option plans and shares incentive plan.

                            A6.    Venture capital investments.

                            A7. Issuance of shares by an investee in the development stage to a third party.

                            A8.    Initial implementation of the equity method.

                            A9.    Translation of profit and loss items.

                            A10.   Pre-opening costs.

                            A11.   Marketable securities.

                            A12.   Capitalization of finance expenses.

                            A14. Investment in investee companies - fair value measurment.

                            A15.   Realization    of   capital    reserve    for
                                   translation adjustments

                            A16.   Convertible securities of investees.

                            A17. Contingent consideration based on security price.

                            A18.   Derivative financial instruments.

                            A19.   Discontinuing operations - gain recognition.

                            A20.   Others.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE  26 -    MATERIAL  DIFFERENCES  BETWEEN ISRAELI GAAP AND U.S. GAAP AND
              THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

              B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS

                     3.     PROPORTIONATE CONSOLIDATION:

                            Summarized  data regarding the  differences  between
                            the  proportionate   consolidation  method  and  the
                            equity method:

                                                                                        DECEMBER 31, 2002
                                                                      -----------------------------------------------------
                                                                        AS REPORTED IN
                                                                            THESE            EFFECT OF
                                                                          FINANCIAL        PROPORTIONATE        EQUITY
                                                                          STATEMENTS       CONSOLIDATION        METHOD
                                                                      ----------------     -------------    ---------------
                                                                                        IN THOUSANDS NIS
                                                                      -----------------------------------------------------
                           BALANCE SHEET:
                           Current assets                                  1,030,964            (32,116)           998,848
                           Non-current assets                              4,815,256           (481,392)         4,333,864
                           Current liabilities                             1,938,038           (136,752)         1,801,286
                           Non-current liabilities                         2,330,232           (376,756)         1,953,476

                           STATEMENT OF OPERATIONS:
                           Income from sales and services                    497,339           (153,423)           343,916
                           Gross profit                                      145,626            (56,591)            89,035
                           Operating loss                                    (18,626)           (14,045)           (32,671)

                           STATEMENT OF CASH FLOWS:
                           Net cash used in operating activities              (4,042)            (6,484)           (10,526)
                           Net cash used in investing activities            (507,298)            44,945           (462,353)
                           Net cash provided by financing
                             activities                                      356,825            (37,477)           319,348



                                                                                        DECEMBER 31, 2001
                                                                      -----------------------------------------------------
                                                                        AS REPORTED IN
                                                                            THESE            EFFECT OF
                                                                          FINANCIAL        PROPORTIONATE        EQUITY
                                                                          STATEMENTS       CONSOLIDATION        METHOD
                                                                      ----------------     -------------    ---------------
                                                                                        IN THOUSANDS NIS
                                                                      -----------------------------------------------------

                           BALANCE SHEET:
                           Current assets                                  1,153,946            (27,951)         1,125,995
                           Non-current assets                              3,664,208           (410,645)         3,253,563
                           Curent liabilities                              1,643,513            (85,256)         1,558,257
                           Non-current liabilities                         1,733,453           (353,340)         1,380,113

                           STATEMENT OF OPERATIONS:
                           Income from sales and services                    286,876            (94,829)           192,047
                           Gross profit                                       82,845            (31,362)            51,483
                           Operating loss                                    (19,712)           (12,128)           (31,840)

                           STATEMENT OF CASH FLOWS:
                           Net cash provided by operating
                             activities                                       23,668            (17,058)             6,610
                           Net cash used in investing activities            (972,285)            30,940           (941,345)
                           Net cash provided by financing
                             activities                                      838,479             (8,780)           829,699

                            (1) Reclassified - see Note 23A.


                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE  26 -    MATERIAL  DIFFERENCES  BETWEEN ISRAELI GAAP AND U.S. GAAP AND
              THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

              B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS

                     3.     PROPORTIONATE CONSOLIDATION (CONT.):

                            Summarized  data regarding the  differences  between
                            the  proportionate   consolidation  method  and  the
                            equity method:

                                                                                        DECEMBER 31, 2000
                                                                      -----------------------------------------------------
                                                                        AS REPORTED IN
                                                                            THESE            EFFECT OF
                                                                          FINANCIAL        PROPORTIONATE        EQUITY
                                                                          STATEMENTS       CONSOLIDATION        METHOD
                                                                      ----------------     -------------    ---------------
                                                                                        IN THOUSANDS NIS
                                                                      -----------------------------------------------------
                           STATEMENT OF OPERATIONS:
                           Income from sales and services                   156,573          (80,045)          76,528
                           Gross profit                                      32,361          (31,434)             927
                           Operating loss                                   (54,307)         (16,479)         (70,786)

                           STATEMENT OF CASH FLOWS:
                           Net cash used in operating
                             activities                                     (97,720)           3,142          (94,578)
                           Net cash used in investing
                             activities                                    (420,876)          77,845         (343,031)
                           Net cash provided by financing
                             activities                                     328,522          (80,862)         247,660

                           (1) Reclassified - see Note 23A.

                     4.     COMPREHENSIVE INCOME (LOSS)

                            "Comprehensive income" consists of the change, during the current period, in the Company's shareholders' equity not derived from shareholders' investments or from the distribution of earnings to shareholders (including capital reserve from transaction with controlling shareholders).

                                                                                     YEAR ENDED DECEMBER 31
                                                                      -----------------------------------------------------
                                                                             2002            2001             2000
                                                                      ----------------     -------------    ---------------
                                                                                        IN THOUSANDS NIS
                                                                      -----------------------------------------------------

                           Net loss in accordance with
                             U.S. GAAP                                      (28,279)     (1) (21,518)     (1) (25,307)
                           Other comprehensive income (loss), after tax:
                           Foreign currency translation
                             Adjustments                                    176,949       (1) 36,561       (1) 12,269
                           Unrealized gains (losses) from securities         (2,555)           1,646              911
                                                                      ----------------     -------------    ---------------
                           Total comprehensive income (loss)                146,115           16,689          (12,127)
                                                                      ================     =============    ===============

                            (1) Restated see A8 above.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE  26 -    MATERIAL  DIFFERENCES  BETWEEN ISRAELI GAAP AND U.S. GAAP AND
              THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

              B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS

                     5.     ADDITIONAL INFORMATION AS REQUIRED BY U.S. GAAP

                            A. The effect on pro forma data calculated according to FAS No. 123 is as follows:

                                   1) Under the provision of FAS No. 123, all option plans and share incentive plan in the Company and in Elscint are recorded in the statement of operations, based on the fair value of the shares or options granted, at the grant date.

                                   2) The Black & Scholes model is used for estimating fair value of such securities (at each applicable measurement date), utilizing the following assumptions:

                                                                                 ELBIT            INSIGHTEC     ELSCINT
                                                                         --------------------    -----------  ------------
                                                                            OPTION            SHARE INCENTIVE PLAN
                                                                           PLAN (1)
                                                                         -----------    -----------------------------------
                                         a.  Dividend yield (%)                -            -           -            -
                                                                         ==========     ==========  ==========   ===========
                                         b.  Risk free interest rate (%)       9            6           4            6
                                                                         ==========     ==========  ==========   ===========
                                         c. Expected lives from the
                                               date of grant (years)           2            5           4            5
                                                                         ==========     ==========  ==========   ===========

                                         d.  Expected volatility (%)           40           24          -            24
                                                                         ==========     ==========  ==========   ===========

                                          For   pro   forma   disclosure,    the
                                          compensation  within,  the  shares and
                                          the   share   options,   granted,   as
                                          estimated,   is  amortized   over  the
                                          period   of  the   benefit   ("vesting
                                          period").

                                          (1) See Note 19D.

                                   3) Information relating to shares (in consideration for non-recourse loans) and options granted to employees and directors:

                                                                          ELBIT                INSIGHTEC      ELSCINT
                                                                  --------------------        -----------   ------------
                                                                     OPTION            SHARE INCENTIVE PLAN
                                                                    PLAN (1)
                                                                  -----------    ---------------------------------------

                                         Authorized                 350,000       550,000       2,650,000       850,000
                                                                  ==========    =========      ==========    ===========

                                         Granted                    350,000       527,000       2,206,000       734,000
                                                                  ==========    =========      ==========    ===========

                                         Vested                           -         5,000       1,389,063       296,583
                                                                  ==========    =========      ==========    ===========


                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE  26 -    MATERIAL  DIFFERENCES  BETWEEN ISRAELI GAAP AND U.S. GAAP AND
              THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

              B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS

                     5.     ADDITIONAL INFORMATION AS REQUIRED BY U.S. GAAP

                            A. The effect on pro forma data calculated according to FAS No. 123 is as follows (cont.):

                                   4) If the cost of the benefit in respect of shares or share options issued to employees under this plan had been computed on the basis of their fair value, in accordance with FAS No. 123, the effect on net income and earnings per share in accordance with U.S. GAAP would have been as follows:

                                                                                                      YEAR ENDED
                                                                                            ------------------------------
                                                                                                     DECEMBER 31,
                                                                                            ------------------------------
                                                                                                 2002          (1) 2001
                                                                                            -------------    -------------
                                                                                                   IN THOUSANDS NIS
                                                                                            ------------------------------


                                          Pro forma net loss (in thousands NIS)                (29,591)        (24,968)
                                                                                              ==========      ==========

                                          Pro forma basic earnings per share (in NIS)            (1.32)          (1.11)
                                                                                              ==========      ==========

                                          Pro forma diluted earnings per share (in NIS)          (1.44)          (1.13)
                                                                                              ==========      ==========


                                     (1) Restated see A8 above.

                            B. VALUATION ALLOWANCE OF DEFERRED TAX ASSETS ACCORDING TO FAS NO. 109:

                                                                                     DECEMBER 31, 2002
                                                               ------------------------------------------------------------
                                                                AS REPORTED
                                                                  IN THESE
                                                                 FINANCIAL       RECONCI-         AS PER        CONVENIENCE
                                                                 STATEMENTS      LIATIONS       U.S. GAAP       TRANSLATION
                                                                ------------  -------------    ------------     ------------
                                                                              IN THOUSANDS NIS                    US$'000
                                                                -------------------------------------------     ------------
                                  In respect of fixed
                                    assets (accelerated
                                    depreciation, value
                                    adjustments and other
                                    timing differences)              66,466         87,383        153,849           32,478
                                  Difference between fair
                                    value of land at
                                    acquisition and related
                                    cost for income tax
                                    purposes                         37,841         64,424        102,265           21,589
                                  Temporary differences -
                                    income and expenses             (19,188)       (32,478)       (51,666)         (10,907)
                                  Carry forward tax
                                    losses and deductions          (200,783)        24,796       (175,987)         (37,151)
                                                                  ----------      ---------    ----------       -----------
                                                                   (115,664)       144,125         28,461            6,009
                                  Valuation allowance for
                                    deferred tax assets             212,085        (24,595)       187,490           39,579
                                                                  ----------      ---------    ----------       -----------
                                                                     96,421        119,530        215,951           45,588
                                                                  ==========      =========    ==========       ===========

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE  26 -    MATERIAL  DIFFERENCES  BETWEEN ISRAELI GAAP AND U.S. GAAP AND
              THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

              B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS

                     5.     ADDITIONAL INFORMATION AS REQUIRED BY U.S. GAAP
                            (CONT.)

                            B. VALUATION ALLOWANCE OF DEFERRED TAX ASSETS ACCORDING TO FAS NO. 109 (CONT.):

                                                                            DECEMBER 31, 2001
                                                                 --------------------------------------------
                                                                 AS REPORTED
                                                                  IN THESE
                                                                  FINANCIAL       RECONCI-        AS PER
                                                                 STATEMENTS       LIATIONS       U.S. GAAP
                                                                 -------------  ------------   -------------
                                                                              IN THOUSANDS NIS
                                                                 --------------------------------------------
                                  In respect of fixed
                                    assets (accelerated
                                    depreciation, value
                                    adjustments and other
                                    timing differences)               25,948         42,812         68,760
                                  Difference between fair
                                    value of land at
                                    acquisition and related
                                    cost for income tax
                                    purposes                          42,707         47,768         90,475
                                  Temporary differences -
                                    income and expenses             (35,498)       (23,791)       (59,289)
                                  Carry forward tax

                                    losses and deductions          (169,415)          4,486      (164,929)
                                                                 -------------  ------------   -------------
                                                                   (136,258)         71,275       (64,983)
                                  Valuation allowance for

                                    deferred tax assets              192,682        (4,289)        188,393
                                                                 -------------  ------------   -------------
                                                                      56,424         66,986        123,410
                                                                 =============  ============   =============


                            C.     PROFORMA INFORMATION

                                   I. The following unaudited proforma information for the year 2000, presents a summary of consolidated results of operations of the Group for this year assuming that the acquisition of the second half of the rights in the commercial centers, from the Red Sea Hotel Group - which was accounted according to the purchase method - had occurred at the beginning of the year 2000. Such unaudited information is based on historical financial statements of the acquired companies. The proforma information does not purport to be indicative of the results that actually would have occurred had such acquisition been effected on that date.

                                          COMPRISED AS FOLLOWS:

                                                                                        YEAR ENDED
                                                                                        DECEMBER 31
                                                                                           2000
                                                                                     ----------------
                                                                                     IN THOUSANDS NIS
                                                                                     ----------------

                                         Revenues (1)                                      216,130
                                                                                         ===========

                                         Net loss (2)                                      (33,502)
                                                                                         ===========

                                         Loss per share (basic and diluted) (2)              (1.52)
                                                                                         ===========

                        (1) Reclassified - see Note 23A.

                        (2) Restated see A8 above.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE  26 -    MATERIAL  DIFFERENCES  BETWEEN ISRAELI GAAP AND U.S. GAAP AND
              THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

              B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS

                     5.     ADDITIONAL INFORMATION AS REQUIRED BY U.S. GAAP
                            (CONT.)

                            C.     PROFORMA INFORMATION (CONT.)

                                   II. The following unaudited proforma information for 2001 and 2000 presents a summary of consolidated results of operations of the Group for these years, assuming that the transaction to acquire ownership and control in Bucuresti, as mentioned in Note 10B.(1)b(7)I above, had occurred at the beginning of each year presented herein. Such unaudited information is based on historical financial statements of the acquired company. The proforma information does not purport to be indicative of the results that actually would have occurred had such acquisition been effected on that dates.

                                          COMPRISED AS FOLLOWS:

                                                                                      YEAR ENDED DECEMBER 31
                                                                                      ----------------------
                                                                                        2001           2000
                                                                                      ---------    ---------
                                                                                         IN THOUSANDS NIS

                                          Revenues (1)                                  284,032      226,336
                                                                                      =========    =========

                                          Net loss (2)                                  (20,657)     (31,923)
                                                                                      =========    =========

                                          Loss per share (basic and diluted) (2)          (0.92)       (1.45)
                                                                                      =========    =========

                        (1) Reclassified - see Note 23A.
                        (2) Restated see A8 above.

                                   III. The following unaudited proforma information for 2002 and 2001 presents a summary of consolidated results of operations of the Group for these years, assuming that the transaction to acquire ownership and control of three commercial and entertainment centers in Hungary, as mentioned in
                                          Note  10B.(3)b(6)  above, had occurred
                                          at  the   beginning   of   each   year
                                          presented   herein.   Such   unaudited
                                          information  is  based  on  historical
                                          financial  statements  of the acquired
                                          company. The proforma information does
                                          not  purport to be  indicative  of the
                                          results  that   actually   would  have
                                          occurred  had  such  acquisition  been
                                          effected on that dates.

                                          COMPRISED AS FOLLOWS:

                                                                                         YEAR ENDED DECEMBER 31
                                                                               ------------------------------------------
                                                                                   2002           2002           2001
                                                                               ------------    -----------    -----------
                                                                               CONVENIENCE
                                                                               TRANSLATION
                                                                               -----------
                                                                                 US$'000            IN THOUSANDS NIS
                                                                               ------------    --------------------------

                                          Revenues                                 98,670        467,402         344,381
                                                                               ============    ===========    ===========

                                          Income (loss) from
                                           continuing operations                  (14,224)       (67,379)         11,143
                                                                               ============    ===========    ===========

                                          Net profit (loss)                        (7,362)       (34,872)         21,678
                                                                               ============    ===========    ===========

                                          Basic earning (loss) per share            (0.33)         (1.56)           0.98
                                                                               ============    ===========    ===========

                                          Diluted earning (loss) per share          (0.35)         (1.68)           0.92
                                                                               ============    ===========    ===========

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



NOTE  26 -    MATERIAL  DIFFERENCES  BETWEEN ISRAELI GAAP AND U.S. GAAP AND
              THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

              B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS

                     5.     ADDITIONAL INFORMATION AS REQUIRED BY U.S. GAAP
                            (CONT.)

                            D. BUSINESS SEGMENTS (BASED ON ISRAELI GAAP FINANCIAL STATEMENTS)

                                                        COMMERCIAL                        R&D
                                                            AND                       AND VENTURE
                                                       ENTERTAINMENT                    CAPITAL
                                                          CENTER         HOTELS       INVESTMENTS     GENERAL        TOTAL
                                                       -------------   -----------   --------------  ----------    ----------
                                                                                  IN THOUSAND NIS
                                                       ----------------------------------------------------------------------
                        YEAR ENDED
                          DECEMBER 31, 2002:

                          Financial income
                           (expenses), net (1)             (29,609)       (4,626)              -       28,690        (5,545)

                          Other income
                           (expenses), net                  (2,277)      (17,768)          9,830       19,902         9,687

                          Income taxes                     (14,027)        4,955               -      (13,056)      (22,128)


                        YEAR ENDED
                          DECEMBER 31, 2001 (2):

                          Financial income
                           (expenses), net (1)              46,566        (6,391)              -       63,335       103,510

                          Other income
                           (expenses), net                    (215)         (766)        (17,707)      53,419        34,731

                          Income taxes                     (12,295)       (3,055)              -        1,493       (13,857)



                        YEAR ENDED
                          DECEMBER 31, 2000 (2):

                          Financial income
                           (expenses), net (1)                (151)       (7,319)              -       40,659        33,189

                          Other income
                           (expenses), net                    (396)            -               -                    (15,899)
                                                                                                      (15,503)

                          Income taxes                      (3,131)       (1,020)              -                    (18,907)
                                                                                                      (14,756)

                     (1) Excluding financial results in respect of inter-company balances and transactions.

                     (2) Reclassified - see note 23A.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE  26 -    MATERIAL  DIFFERENCES  BETWEEN ISRAELI GAAP AND U.S. GAAP AND
              THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

              B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS

                     5.     ADDITIONAL INFORMATION AS REQUIRED BY U.S. GAAP
                            (CONT.)

                            E.     STATEMENT OF CASH FLOWS

                                   A)    SUPPLEMENTAL    INFORMATION   REQUIRED
                                         ACCORDING TO U.S. GAAP:

                                                                                    YEAR ENDED DECEMBER 31,
                                                               ------------------------------------------------------
                                                                  2002            2002         2001           2000
                                                               -------------  ----------    -----------    ----------
                                                               CONVENIENCE
                                                               TRANSLATION
                                                                 US$'000         (I N   T H O U S A N D   N I S)
                                                               -------------  ---------------------------------------

                                         Interest paid              28,466       134,846     85,775          38,632
                                                               =============  ==========    ==========    ===========
                                         Income tax paid
                                           (refund)                  6,110        28,945    (6,364)          52,600
                                                               =============  ==========    ==========    ===========



                                   B) EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS:

                                          ACCORDING TO ISRAELI GAAP:

                                          The statement  shall report the effect
                                          of  exchange   rate  changes  on  cash
                                          balances  held in foreign  currencies,
                                          only in "autonomous foreign entities",
                                          in   a    separate    part    of   the
                                          reconciliation  of the  change in cash
                                          and  cash   equivalents   during   the
                                          period.

                                          ACCORDING TO U.S. GAAP:

                                          The statement  shall report the effect
                                          of exchange  rate  changes on all cash
                                          balances held in foreign currencies in
                                          all  foreign  entities  as a  separate
                                          part  of  the  reconciliation  of  the
                                          change  in cash and  cash  equivalents
                                          during the period.

                                                                                    YEAR ENDED DECEMBER 31,
                                                               ------------------------------------------------------
                                                                  2002            2002         2001           2000
                                                               -------------  ----------    -----------    ----------
                                                               CONVENIENCE
                                                               TRANSLATION
                                                                 US$'000         (I N   T H O U S A N D   N I S)
                                                               -------------  ---------------------------------------
                                         As reported,
                                           according to
                                           Israeli GAAP              1,342         6,355       15,075        4,145

                                         Reconciliation as
                                           per U.S. GAAP             1,129         5,349       23,191       (9,338)
                                                               -------------  ----------    -----------    ----------
                                                                     2,471        11,704       38,266       (5,193)
                                                               =============  ==========    ==========    ===========


                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

       AUDITORS' REPORT TO THE SHAREHOLDERS OF PLAZA CENTERS (EUROPE) B.V.

We have audited the accompanying consolidated balance sheet of Plaza Centers (Europe) B.V. ("the Company") and its subsidiaries as at December 31, 2002 and 2001 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as at December 31, 2002 and 2001 and the consolidated results of their operations, the changes in shareholders' equity and their cash flows for each of the two years then ended, in conformity with generally accepted accounting principles in Israel. The effect of the material differences between GAAP in Israel and in the U.S on the abovementioned financial statements is shown in Note 18 to the consolidated financial statements.

In  addition,  in  our  opinion  the  above-mentioned   consolidated   financial
statements comply with the requirements of the Israeli Securities Regulations (Preparation of Annual Financial Statements) - 1993.

As explained in note 2, the above-mentioned consolidated financial statements are stated in values adjusted for the changes in the general purchasing power of the different currencies in the countries of operation of the Company and its subsidiaries, in accordance with the opinions of the Institute of Certified Public Accountants in Israel.

Budapest, Hungary

March 28, 2003



KPMG Hungaria Kft.

ITEM 19. EXHIBITS

         a.       Index to Financial Statements

Financial Statements of EMI                                               Page

Independent Auditors' Report..........................................    2
Consolidated Balance Sheets...........................................    3-4
Consolidated Statements of Operations.................................    5
Consolidated Statements of Shareholders' Equity.......................    6
Consolidated Statements of Cash Flows.................................    7-9
Notes to Consolidated Financial Statements............................    10-99
Appendix.                                                                 100
Reports of Auditor of Subsidiary


         b.       Exhibits.

1.1(1)        Memorandum  of  Association  of the  Company.
1.2(1)        Articles of Association of the Company.
1.3(2)^       Notice dated March 4, 2001,  sent by the Registrant to the Israeli
              Companies Registrar with respect to an amendment to the Articles of Association.
4.1(3)        First Addendum to the  Memorandum of Agreement  dated December 31,
              2001 relating to the acquisition of Duna Plaza, Sopron Plaza and Nyir Plaza.
4.2(3)        Loan facility  agreement  dated January 22, 2002 between OVAG, MKB and OPT banks, Amanati Ltd., Duna Plaza Kft. Sopron Plaza Kft. and
              Plaza Centers Europe BV with respect to a credit facility in the amount of Euro 82.9 million.
4.3(2)^       Loan facility  agreement  dated  September  27, 2000,  between the
              Registrant and Bank Hapoalim BM with respect to a $150 million line of credit.
4.4(2)        Loan Agreement dated March 1, 2001, between Krakow Plaza Sp.z.o.o.
              and OVAG with respect to a credit facility in the amount of $35 million.
4.5(4)        Loan agreement  among,  inter alia,  Depfa Bank AG, Victoria Hotel
              C.V. and Utrecht Victoria Hotel B.V. dated March 24, 1999.
4.6(4)        Hotel  management  agreement  between Euston Road Hotel  Operators
              Ltd. and Park Plaza Europe Ltd. dated December 1997.
4.7(4)        Management  agreement  between  Victoria Hotel C.V. and Park Plaza
              Hotel Europe, Ltd. (previously Prestige Hotels International Ltd.)
              dated October 4, 1993.
4.8(4)        Management  support and sub-license  agreement between Astrid Park
              Plaza N.V. and Park Plaza Hotels Europe Ltd. dated April 15, 1997.
4.9(5)        Loan  agreement  dated  December 21, 2000 with Bank  Hapoalim B.M.
              with respect to the financing of the Victoria Park Plaza Hotel.
4.10(5)^      Loan facility agreement dated October 23, 2000 between Elscint and
              Bank Hapoalim BM with respect to a $110 million line of credit.
4.11(5)^      Development  agreement dated December 17, 2000 between Elscint and the  Israeli  Land  Administration  with  respect  to the  Monfort
              Project.
4.12(6)^      Agreement dated April 14, 2002 between SLS Sails Ltd. and C.D.P.M.
              Kft. for the completion of the construction works of Elscint's commercial and entertainment center in Herzlia.
8.1           List of subsidiaries.

10.1(7) Certification of the President and Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
--------------

(1) Previously filed as an Exhibit to EMI's Annual Report on Form 20-F, File No. 0-28996, filed with the Securities and Exchange Commission on November 22, 1996 and incorporated by reference herein.

(2) Previously filed as an exhibit to EMI's Annual Report on Form 20-F for the year ended December 31, 2000, File No. 0-28996, filed with the Securities and Exchange Commission on July 16, 2001 and incorporated by reference herein.

(3) Previously filed as an exhibit to EMI's Annual Report on Form 20-F for the year ended December 31, 2001, File No. 0-28996, filed with the Securities and Exchange Commission on July 1, 2002 and incorporated by reference herein.

(4) Previously filed as an Exhibit to Elscint's Annual Report on Form 20-F for the year ended December 31, 1999, File No. 2-44872, filed with the Securities and Exchange Commission on June 2, 2000, and incorporated by reference herein.

(5) Previously filed as an Exhibit to Elscint's Annual Report on Form 20-F for the year ended December 31, 2000, File No. 2-44872, filed with the Securities and Exchange Commission on July 10, 2001 and incorporated by reference herein.

(6) Previously filed as an exhibit to Elscint's Annual Report on Form 20-F for the year ended December 31, 2001, File No. 2-44872, filed with the Securities and Exchange Commission on June 28, 2002 and incorporated by reference herein.

(7) This document is being furnished in accordance with SEC Releases Nos. 33-8212 and 34-47551.

^        Translation from Hebrew.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   By: /s/ Shimon Yitzhaki
                                      ---------------------------------
                                        Name:     Shimon Yitzhaki
                                        Title:    President

Date: June 30, 2003

                                  CERTIFICATION

         I, Shimon Yitzhaki, certify that:

         1. I have reviewed this annual report on Form 20-F of Elbit Medical Imaging Ltd.;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

         4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c.  presented  in  this  annual  report  our   conclusions   about  the
effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

         5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

         6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

                                       /s/ Shimon Yitzhaki
                                       ------------------------------------
                                       Shimon Yitzhaki
                                       President, Chief Financial Officer and
                                       Director

                                  EXHIBIT INDEX

1.1(1)        Memorandum  of  Association  of the  Company.
1.2(1)        Articles of Association of the Company.
1.3(2)^       Notice dated March 4, 2001,  sent by the Registrant to the Israeli
              Companies  Registrar  with respect to an amendment to the Articles of Association.
4.1(3)        First Addendum to the  Memorandum of Agreement  dated December 31,
              2001 relating to the  acquisition of Duna Plaza,  Sopron Plaza and
              Nyir Plaza.
4.2(3)        Loan facility  agreement  dated January 22, 2002 between OVAG, MKB and OPT banks, Amanati Ltd., Duna Plaza Kft. Sopron Plaza Kft. and
              Plaza Centers  Europe BV with respect to a credit  facility in the amount of Euro 82.9 million.
4.3(2)^       Loan facility  agreement  dated  September  27, 2000,  between the
              Registrant  and Bank  Hapoalim BM with  respect to a $150  million line of credit.
4.4(2)        Loan Agreement dated March 1, 2001, between Krakow Plaza Sp.z.o.o.
              and OVAG with  respect to a credit  facility  in the amount of $35 million.
4.5(4)        Loan agreement  among,  inter alia,  Depfa Bank AG, Victoria Hotel
              C.V. and Utrecht Victoria Hotel B.V. dated March 24, 1999.
4.6(4)        Hotel  management  agreement  between Euston Road Hotel  Operators
              Ltd. and Park Plaza Europe Ltd. dated December 1997.
4.7(4)        Management  agreement  between  Victoria Hotel C.V. and Park Plaza
              Hotel Europe, Ltd. (previously Prestige Hotels International Ltd.)
              dated October 4, 1993.
4.8(4)        Management  support and sub-license  agreement between Astrid Park
              Plaza N.V. and Park Plaza Hotels Europe Ltd. dated April 15, 1997.
4.9(5)        Loan  agreement  dated  December 21, 2000 with Bank  Hapoalim B.M.
              with respect to the financing of the Victoria Park Plaza Hotel.
4.10(5)^      Loan facility agreement dated October 23, 2000 between Elscint and
              Bank Hapoalim BM with respect to a $110 million line of credit.
4.11(5)^      Development  agreement dated December 17, 2000 between Elscint and the  Israeli  Land  Administration  with  respect  to the  Monfort
              Project.
4.12(6)^      Agreement dated April 14, 2002 between SLS Sails Ltd. and C.D.P.M.
              Kft. for the  completion  of the  construction  works of Elscint's commercial and entertainment center in Herzlia.
8.1           List of subsidiaries.
10.1(7)       Certification of the President and Chief Financial  Officer of the
              Registrant  pursuant to Section 906 of the  Sarbanes-Oxley  Act of
              2002.
--------------
(1) Previously filed as an Exhibit to EMI's Annual Report on Form 20-F, File No. 0-28996, filed with the Securities and Exchange Commission on November 22, 1996 and incorporated by reference herein.

(2) Previously filed as an exhibit to EMI's Annual Report on Form 20-F for the year ended December 31, 2000, File No. 0-28996, filed with the Securities and Exchange Commission on July 16, 2001 and incorporated by reference herein.

(3) Previously filed as an exhibit to EMI's Annual Report on Form 20-F for the year ended December 31, 2001, File No. 0-28996, filed with the Securities and Exchange Commission on July 1, 2002 and incorporated by reference herein.

(4) Previously filed as an Exhibit to Elscint's Annual Report on Form 20-F for the year ended December 31, 1999, File No. 2-44872, filed with the Securities and Exchange Commission on June 2, 2000, and incorporated by reference herein.

(5) Previously filed as an Exhibit to Elscint's Annual Report on Form 20-F for the year ended December 31, 2000, File No. 2-44872, filed with the Securities and Exchange Commission on July 10, 2001 and incorporated by reference herein.

(6) Previously filed as an exhibit to Elscint's Annual Report on Form 20-F for the year ended December 31, 2001, File No. 2-44872, filed with the Securities and Exchange Commission on June 28, 2002 and incorporated by reference herein.

(7) This document is being furnished in accordance with SEC Releases Nos. 33-8212 and 34-47551.

^        Translation from Hebrew.