Form 20-F
period 2003-12-31
ELBIT MEDICAL IMAGING LTD
filed 2004-06-30
CIK 1027662

                                             Commission File No. 0-28996

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                         ------------------------------
                             WASHINGTON, D.C. 20549

                                    FORM 20-F


                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                         ------------------------------

                           ELBIT MEDICAL IMAGING LTD.
             (Exact Name of Registrant as Specified in its charter)

                                     ISRAEL
                 (Jurisdiction of incorporation or organization)

                     13 MOZES STREET, TEL-AVIV 67442, ISRAEL
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:
      Title of each class:                     Name of each exchange on which
                                                       registered:
             NONE                                          NONE

                         ------------------------------

                  Securities registered or to be registered pursuant to
                            Section 12(g) of the Act:
                  ORDINARY SHARES, NIS 1.0 PAR VALUE PER SHARE
                         ------------------------------
        Securities for which there is a reporting obligation pursuant to
                            Section 15(d) of the Act:

                                      NONE
  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
                 23,770,182 SHARES, NIS 1.0 PAR VALUE PER SHARE

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of
    1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                  YES [X]  NO [ ]
      Indicate by check mark which financial statement item the registrant has elected to follow.
                           ITEM 17 [ ]    ITEM 18 [X]

                                TABLE OF CONTENTS

                                                                                                               Page

TO BE UPDATED
                  Inclusion of information about Elscint Limited..................................................1
ITEM 1.           Identity of Directors, Senior Management and Advisors...........................................1
ITEM 2.           Offer Statistics and Expected Timetable.........................................................1
ITEM 3.           Key Information.................................................................................1
ITEM 4.           Information on the Company.....................................................................19
ITEM 5.           Operating and Financial Review and Prospects...................................................54
ITEM 6.           Directors, Senior Management and Employees.....................................................74
ITEM 7.           Major Shareholders and Related Party Transactions..............................................81
ITEM 8.           Financial Information..........................................................................84
ITEM 9.           Offer and Listing..............................................................................90
ITEM 10.          Additional Information.........................................................................91
ITEM 11.          Quantitative and Qualitative Disclosure About Market Risks....................................107
ITEM 12.          Description of Securities Other than Equity Securities........................................115
ITEM 13.          Defaults, Dividend Arrearages and Delinquencies...............................................115
ITEM 14.          Material Modifications to the Rights of Security Holders and Use of Proceeds..................115
ITEM 15.          Controls and Procedures.......................................................................115
ITEM 16.          [Reserved]....................................................................................116
ITEM 17.          Financial Statements..........................................................................116
ITEM 18.          Financial Statements..........................................................................116
ITEM 19.          Exhibits......................................................................................117

CURRENCY TRANSLATION

         For the reader's convenience, financial information for 2003 has been translated from New Israeli Shekels ("NIS") to the U.S. dollar ("$" or U.S. dollar), using the representative exchange rate as published by the Bank of Israel as of December 31, 2003 ($1.00 = NIS4.379). The dollar amounts reflected in these convenience translations should not be construed as representing amounts that actually can be received or paid in dollars or convertible into dollars (unless otherwise indicated), nor do such convenience translations mean that the NIS amounts (i) actually represent the corresponding dollar amounts stated, or (ii) could be converted into dollars at the assumed rate. The Federal Reserve Bank of New York does not certify for customs purposes a buying rate for cable transfers in NIS. Therefore all information about exchange rates is based on the Bank of Israel rates.

INCLUSION OF INFORMATION ABOUT ELSCINT LIMITED

         We have included in this annual report certain information about our subsidiary, Elscint Limited ("Elscint"), an Israeli company listed on the New York Stock Exchange. Such information is taken from Elscint's annual report on Form 20-F for the year ended December 31, 2003, as filed with the Securities and Exchange Commission (the "SEC") on June 30, 2004 and should not be deemed as representing full and complete information about Elscint. For more information about Elscint's operations, please refer to Elscint's Annual Report on Form 20-F for the year ended December 31, 2003.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable.

ITEM 3.  KEY INFORMATION

         A        SELECTED FINANCIAL DATA

         The following selected consolidated financial data of Elbit Medical Imaging Ltd. and its subsidiaries (together, "EMI," the "Company," "our Company," "we" or "us") is derived from our 2003 consolidated financial statements and is set forth below in table format. Our 2003 consolidated financial statements and notes included elsewhere in this report were prepared in accordance with Israeli generally accepted accounting principles ("GAAP"), and audited by Brightman Almagor & Co., a firm of certified public accountants in Israel and a member of Deloitte Touche Tohmatsu ("Brightman Almagor"). Our selected consolidated financial data is presented in NIS. A convenience translation to U.S. dollars is presented for 2003 only.

         Our consolidated financial statements have been prepared in accordance with Israeli GAAP, which differs in significant respects from U.S. GAAP. We have summarized principal differences relevant to us between Israeli GAAP and U.S. GAAP in Note 24 to our consolidated financial statements included in Item 18 of this Annual Report. You should read the information in the following tables in conjunction with "Operating and Financial Review and Prospect" and the consolidated financial statements and Notes to the consolidated financial statements included in Item 18 of this Annual Report.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                 FOR THE YEAR ENDED DECEMBER 31
                                             2003         2003 (1)     2002 (1)     2001 (1)     2000 (2)     1999 (2)
                                          Convenience
                                          Translation
                                             US $           NIS           NIS          NIS          NIS          NIS
                                           Thousands     Thousands     Thousands    Thousands    Thousands    Thousands
REVENUES
Commercial-centers operations                 79,254      347,056       279,776      132,212       27,586          --
Hotel operations and management               43,207      189,205       206,679      139,226      106,051      27,241
Hotel leasing                                  3,082       13,495            --           --           --          --
Long-term projects                                --           --         1,509       10,030       19,984          --
                                             125,542      549,756       487,964      281,468      153,621      27,241
COSTS OF REVENUES
Commercial-centers operations                 44,054      192,916       150,005       66,646       12,673          --
Hotel operations and management               40,577      177,690       193,686      126,228       91,296      25,184
Hotel leasing                                    802        3,510            --           --           --          --
Long-term projects                                --           --         1,392        7,311       17,901          --
                                              85,433      374,116       345,083      200,185      121,870      25,184
GROSS PROFIT                                  40,109      175,640       142,881       81,283       31,751       2,057
Initiation costs of projects                   2,018        8,839        16,630        5,856        2,766          --
Research and development expenses, net         9,984       43,719        28,454       24,198       26,065      31,123
Marketing and selling expenses                 7,072       30,969        28,052        8,309        2,214          --
General and administrative expenses           19,875       87,035        88,020       62,260       53,988      54,420
                                              38,950      170,562       161,156      100,623       85,034      85,543
OPERATING INCOME (LOSS) BEFORE
   FINANCIAL INCOME, NET                       1,160        5,078       (18,275)     (19,340)     (53,283)    (83,486)
Financial income (expenses), net             (48,371)    (211,821)       (5,440)     101,559       32,563      62,981
OPERATING INCOME (LOSS) AFTER FINANCIAL
   INCOME (EXPENSES), NET                    (47,212)    (206,743)      (23,715)      82,219      (20,720)    (20,505)
Other income (expenses), net                   7,913       34,652         9,504       34,076      (15,599)      9,481
INCOME (LOSS) BEFORE INCOME TAXES            (39,299)    (172,091)      (14,211)     116,295      (36,319)    (11,024)
Income taxes                                  (4,617)     (20,217)       21,711       13,596       18,550       8,876
INCOME (LOSS) AFTER INCOME TAXES             (34,682)    (151,874)      (35,922)     102,699      (54,869)    (19,900)
Equity in earnings (losses) of
   investee companies, net                    (4,784)     (20,951)       (2,906)      (9,712)      (3,240)        816
Minority-interest in results of
   subsidiaries, Net                          11,115       48,671        24,490       (5,915)      14,875     (11,212)
INCOME (LOSS) FROM CONTINUING                (28,352)    (124,154)      (14,338)      87,072      (43,234)    (30,296)
   OPERATIONS
Income from discontinued operations, net       2,757       12,073        54,752       18,759       27,806     (20,568)
NET INCOME (LOSS) FOR THE YEAR               (25,595)    (112,081)       40,414      105,831      (15,428)    (50,864)
EARNINGS (LOSS) PER SHARE - (IN NIS)
Basic EPS:
From continuing operations                     (1.27)       (5.56)        (0.64)        3.92        (1.95)      (1.37)
From discontinued operations                    0.12         0.54          2.45         0.84         1.25       (0.92)
Earnings (loss) per share                      (1.15)       (5.02)         1.81         4.76        (0.70)      (2.29)
Diluted EPS                                    (1.15)       (5.02)         1.71         4.00


(1)      Audited by Brightman Almagor.
(2) Audited by Brightman Almagor and Somech Chaikin - a firm of certified public accountants in Israel and a member of KPMG International, who were joint auditing accountants with Brightman Almagor during these years ("Somech Chaikin").

INCOME STATEMENT DATA
AS PER U.S. GAAP (*):
DATA IN NIS ADJUSTED AS AT 12/2003                                                   YEAR ENDED DECEMBER 31,
                                                          Convenience
                                                          Translation
                                                       December 31, 2003       2003          2002           2001
                                                               $                          ADJUSTED NIS
A) NET INCOME (LOSS) AND COMPREHENSIVE INCOME:

Net (loss) according to U.S. GAAP (in thousands)            (4,394)          (19,251)      (27,745)       (21,112)

Total comprehensive income (loss) (in thousands)             8,119            35,545       143,362         16,373
according to U.S. GAAP

Basic (loss) per ordinary share as per U.S. GAAP              (0.2)            (0.86)        (0.24)         (0.94)

Diluted loss per ordinary share as per U.S. GAAP              (0.2)            (0.86)        (1.35)         (0.96)

Weighted average of number of shares and share              22,337            22,337        22,337         22,224
equivalents under U.S. GAAP (thousands)

(*) For further information as to the main differences between Israeli and U.S. GAAP, as applicable to the Company's financial statements, see
         Note 24 to the attached financial statements, included in Item 18 below.

                           SELECTED BALANCE SHEET DATA
                          (INCLUDING AS PER U.S. GAAP)

                                         2003                            DECEMBER 31
                                      Convenience      2003          2002           2001          2000         1999
                                      Translation       NIS          NIS       NIS Thousands       NIS          NIS
                                     US$ Thousands   Thousands   Thousands                      Thousands     Thousands
Current Assets                         131,921         577,687   1,006,237     1,132,194          853,911    1,374,594

Long term investments and
  receivables                           49,875         218,407     453,839       477,052          570,778      534,725

Hotels, commercial centers and
  other fixed assets                 1,057,233       4,629,675   4,090,936     2,858,129        1,845,990      776,549

Other assets and deferred expenses      19,593          85,798      73,024        60,596           39,717       27,788

Assets related to discontinued
  operations                             3,706          16,228     111,984       199,360          304,155      306,519

Total                                1,262,327       5,527,795   5,736,020     4,727,331        3,614,551    3,020,175

Current Liabilities                    269,103       1,178,415   1,901,506     1,612,532        1,019,706      735,042

Long-term liabilities                  648,845       2,841,326   2,176,301     1,446,923        1,098,936      502,118

Liabilities related to
  discontinued operations               18,909          82,802     110,007       253,854          266,565      425,362

Minority interest                      107,696         471,606     486,670       497,257          467,950      484,647

Shareholders' equity                   217,775         953,646   1,061,536       916,765          761,394      873,006

Total                                1,262,327       5,527,795   5,736,020     4,727,331        3,614,551    3,020,175

Total assets according to U.S. GAAP  1,342,555       5,879,052   6,007,937     4,772,914        3,634,470    3,313,300

Total liabilities according to       1,108,270       4,853,117   5,040,903     3,955,945        2,874,793    2,441,745
  U.S. GAAP

Total shareholders equity
   according to U.S. GAAP              234,285       1,025,935     967,034       816,969          759,677      871,555

EXCHANGE RATES

         The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 4.555 to the dollar on May 31, 2004. The exchange rate has fluctuated during the six months of December 2003 through May 2004 from a high of NIS 4.634 to the dollar to a low of NIS 4.352 to the dollar. The high and low exchange rates between the NIS and the U.S. dollar during the six months of December 2003 through May 2004, as published by the Bank of Israel, were as follows:

MONTH                                    HIGH                                   LOW
                                         1 U.S. dollar =                        1 U.S. dollar =
December 2003                            4.441 NIS                              4.352 NIS
January 2004                             4.483 NIS                              4.371 NIS
February 2004                            4.493 NIS                              4.437 NIS
March 2004                               4.535 NIS                              4.483 NIS
April 2004                               4.599 NIS                              4.515 NIS
May 2004                                 4.634 NIS                              4.555 NIS

         The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years was as follows:

         PERIOD                                               EXCHANGE RATE
         January 1, 1999 - December 31, 1999                  4.154 NIS/$1
         January 1, 2000 - December 31, 2000                  4.067 NIS/$1
         January 1, 2001 - December 31, 2001                  4.219 NIS/$1
         January 1, 2002 - December 31, 2002                  4.738 NIS/$1
         January 1, 2003 - December 31, 2003                  4.544 NIS/$1


FORWARD LOOKING STATEMENTS

         This annual report on Form 20-F contains "forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended (the "1934 Act") (collectively, the "Safe Harbor Provisions"). Forward-looking statements are typically identified by the words "believe," "expect," "intend," "estimate" and similar expressions. Such statements appear in this annual report and include statements regarding the intent, belief or current expectation of EMI or its directors or officers. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth below under the caption "Risk Factors" (we refer to these factors as "Cautionary Statements"). Any forward-looking statements contained in this annual report speak only as of the date hereof, and we caution potential investors not to place undue reliance on such statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

B.       CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D.       RISK FACTORS

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

         EMI's activities are divided into three principal fields: (i) ownership, operation, management, acquisition, expansion and development of commercial and entertainment malls in Europe, primarily in Eastern and Central Europe; (ii) ownership, operation, leasing, management, acquisition, expansion and development of hotels in major European cities and ownership, operation and management of a commercial and entertainment mall in Israel through our subsidiary Elscint; and (iii) research and development in the image guided focused ultrasound activities through our subsidiary InSightec - Image Guided Treatment Ltd. ("InSightec").

         In addition to the above, EMI and Elscint hold interests in certain venture capital companies and bio-medical investments. The scope of our and Elscint's activity in these areas of business is not significant to our results of operations and reference to these investments can be found in the financial statements included in Item 18 below.

         EMI is subject to risks in all of its core fields of activity. The following list of factors may not be exhaustive and new risk factors may emerge from time to time. We cannot predict nor can we asses the impact, if any, of such risk factors on our business or the extent which any factor, or a combination of factors, may cause actual results to differ materially from those projected in any forward looking statement.

RISKS RELATING TO THE COMMERCIAL AND ENTERTAINMENT MALLS BUSINESS

Suitable locations are critical to the success of a commercial and entertainment mall.

         The choice of suitable locations for the development of the commercial and entertainment mall projects is an important factor in the success of the individual projects. Ideally, these sites should be located: (i) within the city center, with well-developed transportation infrastructures (road and rail) in close proximity to facilitate customer access; and (ii) within local areas with sufficient population to support the malls. We cannot be certain that we will be able to find sites in the target cities which meet these criteria, either at all or at viable prices.

Zoning restrictions and local opposition can delay or preclude construction of a mall.

          Sites which meet our criteria must be zoned for commercial activities of the type contained in commercial and entertainment malls. In instances where the existing zoning is not suitable or in which the zoning has yet to be determined, we will apply for and obtain required zoning classifications. This procedure may be protracted, particularly in countries where the bureaucracy is cumbersome and inefficient, and we cannot be certain that the process of obtaining proper zoning will be completed with sufficient speed to enable the malls to open ahead of the competition or at all. Opposition by local residents to zoning and/or building permit applications may also cause considerable delays. Most of our site acquisitions are conditioned upon the grant of a building permit.

We depend on subcontractors to construct our malls.

         We rely on subcontractors for all of our construction and development activities. We cannot be certain that we will be able to enter into subcontracting arrangements on terms acceptable to us or at all. The competition for the services of quality subcontractors may cause delays in construction thus exposing us to a loss of our competitive advantage. Subcontracting arrangements may be on less favorable terms than would otherwise be available, which may result in increased development and construction costs. By relying on subcontractors, we become subject to a number of risks relating to these entities, such as quality of performance, work ethics, performance delays, construction defects and the financial stability of the subcontractors. A shortage of workers would have a detrimental effect on us and our subcontractors and hence on our ability to conclude the construction phase on time and within budget. We generally require our subcontractors to provide bank guarantees in our favor to financially secure their performance. In the event the subcontractor fails to perform, the bank guarantees provide a monetary payment to us. The guarantees do not, however, obligate the subcontractors to complete the project and may not adequately cover our costs of completing the project or the lost profits during the period while alternative means of completing the project are sought.

Competition is increasing rapidly in Eastern Europe.

         The retail and entertainment industry in Eastern Europe is rapidly becoming more competitive, with a number of developers (particularly from Germany and France) becoming active in our target areas. While their activities in the past have tended to concentrate on large retail centers or "power-centers," the commercial and entertainment mall concept we promote is gaining increasing popularity due to its potentially high yields. Developers compete not only for patrons, but also for desirable properties, financing, raw materials, qualified contractors, experienced system consultants, expert marketing agents and skilled labor. The public bidding process (the process through which we often acquire new properties) is subject to intense competition and some of our competitors have longer operating histories and greater resources than us, all of which may limit our ability to obtain such projects. There can be no assurance that we will be successful in winning projects that we bid for or which are awarded pursuant to fixed price tenders or will otherwise continue to be successful in competing in Eastern European.

Delays in the completion of construction projects could affect our success.

         An important element in the success of our commercial and entertainment mall projects is the short construction time (generally 8 to 12 months from the receipt of building permits, depending on the size of the project), and our ability to open the malls ahead of competition, particularly in cities which do not have commercial and entertainment malls of the type constructed by us.

         This makes us subject to a number of risks relating to these activities including:

         o     delays in obtaining zoning and other approvals;
         o     the unavailability of materials and labor;
         o the abilities of sub-contractors to complete work competently and on schedule;
         o the surface and subsurface condition of the land underlying the project;
         o     environmental uncertainties;
         o     extraordinary circumstances or acts of god; and
         o ordinary risks of construction that may hinder or delay the successful completion of a particular project.

         In addition, under our development contracts with local Municipalities we have deadlines for most of our projects (subject to limited exceptions). If construction of a project does not proceed in accordance with our schedule, we may in some instances be required to pay penalties to the vendor (usually local Municipalities) based on the extent and time of the delay. The failure to complete a particular project on schedule or on budget may have a material adverse effect on our business, prospects, results of operations or financial condition.

We may be affected by shortages in raw materials and employees.

         The building industry may from time to time experience fluctuating prices and shortages in the supply of raw materials as well as shortages of labor and other materials. The failure to obtain sufficient amounts of raw materials and to retain efficient employees on terms acceptable to us may result in a material adverse effect on the results of our operations.

We are dependent on engaging third parties to enter into lease agreements, and on obtaining and retaining attractive, high customer traffic locations.

         We are dependent on our ability to engage third parties to enter into new leases and renew existing leases on favorable terms. We may find it more difficult to engage third parties to enter into leases during periods when market rents are increasing, or when general consumer activity is decreasing. If a significant portion of our existing leases were to expire during such a period, we may experience a decline in rental incomes. We seek agreements in principle with anchor tenants (such as the operators of movie theaters, supermarkets, department stores, electrical appliances stores and video and gaming arcades), either generally or on a property-by property basis, prior to entering into a formal lease. The termination of a lease by any anchor tenant may materially adversely affect the Company. The failure of an anchor tenant to abide by these agreements may cause delays, result in a decline in rental income (temporary or long term) the effect of which we may not be able to offset due to difficulties in finding a suitable replacement tenant.

Our results of operations may be affected by retail climates and tenant bankruptcies.

         Bankruptcy filings by retailers are normal in the course of our operations. We are continually releasing vacant spaces resulting from tenant terminations. Pressures that affect consumer confidence, job growth, energy costs and income gains can affect retail sales growth, and a continuing soft economic cycle may impact our ability to re-tenant property vacancies resulting from store closings or bankruptcies.

         The geographical diversity of our portfolio mitigates some of the risk of an economic downturn. In addition, the diversity of our tenant mix also is important because no single retailer is considered a principal tenant. Bankruptcies and store closings may, in some circumstances, create opportunities for us to release spaces at higher rents to tenants with enhanced sales performance. We have demonstrated an ability to successfully re-tenant anchor and in-line store locations during soft economic cycles. While these factors reflect some of the inherent strengths of our portfolio in a difficult retail environment, we cannot assure you that we will successfully execute our releasing strategy.

General economic conditions in a region will affect our tenants.

         If an economic recession occurs, the demand and rents for neighborhood and community commercial and entertainment malls could decline and adversely affect our financial condition and results of operations. Our financial condition and results of operations could also be adversely affected if our tenants are unable to make lease payments or fail to renew their leases as a result of declining consumer spending.

Environmental issues are becoming of increasing significance in Eastern Europe.

         There is increasing awareness of environmental issues in Eastern Europe. This may be of critical importance in areas previously occupied by the Soviet Army where soil pollution may be prevalent. While we generally insist upon receiving an environmental report as a condition for purchase, or alternatively conduct environmental tests during our due diligence investigations, we cannot be certain that all sites acquired will be free of environmental pollution. Should that eventuality arise, it will adversely affect our ability to construct, develop and operate the commercial and entertainment mall on the relevant site, and may cause us to suffer expenses needed to clean up the polluted site.

RISKS RELATING TO THE HOTEL BUSINESS OF ELSCINT

The hotel and leisure industry may be affected by economic conditions, oversupply, travel patterns, weather and other conditions beyond Elscint's control which may adversely affect its business and results of operations.

         The hotel and leisure industry may be adversely affected by changes in national or local economic conditions and other local market conditions. Elscint's hotels generally, and in particular, in Johannesburg,

Budapest London, Amsterdam and Bucharest may be subject to the risk of oversupply of hotel rooms. Elscint is subject to various risks related to its operations in Eastern Europe, including economic and political instability, political and criminal corruption and the lack of experience and unpredictability of the civil justice system. Other general risks that may affect Elscint's hotel and leisure business are changes in travel patterns, extreme weather conditions, changes in governmental regulations which influence or determine wages, workers' union activities, increases in land acquisition prices or construction costs, changes in interest rates, the availability of financing for operating or capital needs, or changes in real estate tax rates and other current operating expenses. Unforeseen events, such as terrorist attacks, outbreaks of epidemics and economic recessions have had and may continue to have an adverse effect on local and international travel patterns and, as a result, on occupancy rates and prices in Elscint's hotels. Downturns or prolonged adverse conditions in the real estate or capital markets or in national or local economies and difficulties in securing financing for the development of hotels, could have a material adverse effect on Elscint's business, results of operations, ability to develop new projects and the attainment of its goals.

Competition in the hotel and leisure industry could have a material adverse effect on Elscint's business and results of operations.

         The hotel and leisure business is highly competitive. This is particularly the case in those areas where there is an over-supply of rooms, such as in London, Amsterdam and Budapest. Competitive factors within the industry include:

         o     convenience of location and accessibility to business centers;
         o     room rates;
         o     quality of accommodations;
         o     name recognition;
         o     quality and nature of service and guest facilities provided;
         o     reputation;
         o     convenience and ease of reservation systems; and
         o     the supply and availability of alternative lodging.

         Elscint operates, and intends to develop or acquire, most of its hotels in geographic locations where other hotels are or may be located. Elscint expects to compete for guests and development sites with national chains, large franchisees and independent operators. Many of these competitors have greater financial resources and better brand name recognition than Elscint and may have more established relationships with prospective franchisers, representatives in the construction industry and other parties engaged in the lodging industry. The number of competitive lodging facilities in a particular area could have a material adverse effect on Elscint's occupancy and rates and, therefore, revenues of its hotels. Elscint believes that competition within the lodging market may increase in the foreseeable future. Elscint cannot be sure that new or existing competitors will not significantly reduce their rates or offer greater convenience, services or amenities or significantly expand or improve hotels in the markets in which Elscint currently or may subsequently compete, thereby materially adversely affecting its business and results of operations.

Acquiring, developing and renovating hotels involves substantial risks, and Elscint cannot be certain of the success of any future projects.

         Part of Elscint's growth strategy is to develop new hotels and to acquire and redevelop old or under-performing hotels. Acquiring, developing and renovating hotels involves substantial risks, including:

         o costs exceeding Elscint's budget or amounts agreed to with contractors, because of several factors, including delays in completion of construction;
         o competition for acquisition of suitable development sites from Elscint's competitors, who may have greater financial resources;
         o     the failure to obtain zoning and construction permits;
         o the failure of Elscint's hotels to earn profits sufficient to service debt incurred in construction or renovation, or at all;
         o the failure to comply with labor and workers' union legal requirements;
         o relationships with and quality and timely performance by contractors; and
         o compliance with changes in governmental rules, regulations, planning and interpretations.

         As of May 31, 2004, Elscint: (i) was in various stages of development of the Thames Riverbank project in London; (ii) closed down the Bucuresti Hotel in Bucharest, Romania and intends to commence the renovation and the refurbishment of the facility as soon as Elscint completes the financing for this project (iii) completed the construction of the oceanarium attraction within the Astrid Park Plaza Hotel in Antwerp, Belgium; and (iv) expects the construction of the Ballet Institute Building in Budapest, Hungary to commence during late 2004. Elscint cannot be certain that present or future development or renovation will be successful. For successful growth, Elscint must be able to develop or acquire hotels on attractive terms and integrate the new or acquired hotels into its existing operations. For acquired hotels, Elscint must consolidate management, operations, systems, personnel and procedures, which may not be immediately possible due to collective labor agreements or other legal or operational obstacles. Any substantial delays or unexpected costs in this integration process could materially affect Elscint's business, financial condition or results of operations. Elscint cannot be certain that its newly acquired hotels will perform as it expects or that it will be able to realize projected cost savings.

Continuous delays with respect to renovations of the physical environment approximate to the Astrid Park Plaza Hotel in Belgium may continue to have an adverse effect on its operations.

         The Municipality of Antwerp is engaged in extensive construction in the Astridplein, located directly opposite the Astrid Park Plaza Hotel. The construction is intended to prepare the square to accommodate the increased traffic which will result once the TGV services to the railway station located adjacent to the square become operational. The completion of this construction has been delayed several times, and has caused and continues to cause obstructions to the access to the hotel. In the past, this had an adverse effect on the occupancy rate at our hotel. The continuation of the construction, the permanent changes to the traffic flow around the hotel and the less convenient access for the hotel's patrons may have an adverse effect on our performance.

Elscint depends on partners in its joint ventures and collaborative arrangements.

         Elscint owns interests in seven (7) hotels and is developing three additional hotels, generally in partnership with other entities. Elscint may in the future enter into joint ventures or other collaborative arrangements. Elscint's investment in these joint ventures may, under certain circumstances, be subject to (i) the risk that one of its partners may become bankrupt or insolvent which may cause it to be unable to fulfill its financial obligations, may trigger a default under its bank financing agreements or, in the event of a liquidation, may prevent it from managing or administering its business, (ii) the risk that one of its partners may have economic or other interests or goals that are inconsistent with its interests and goals, and that such partner may be in a position to veto actions which may be in its best interests, and (iii) the possibility that disputes may arise regarding the continued operational requirements of jointly owned hotels.

Elscint relies on management agreements with Park Plaza which may not provide the intended benefits, and may be terminated.

         All of the operating hotels in which Elscint has an interest (other than the Shaw Park Plaza Hotel and the Centreville Apartment hotel in Bucharest) are either directly or indirectly operated under management agreements with Park Plaza Hotels Europe, Ltd. ("Park Plaza"). Park Plaza is the franchisee for certain territories under territorial license and franchise agreements with Park Inn International Worldwide Hotel Group, which entitles Park Plaza to use the "Park Plaza" tradename. Any significant decline in the reputation of Park Plaza or in its ability to ensure the performance of Elscint's hotels at anticipated levels could adversely affect Elscint's results of operations. If for any reason Park Plaza loses its principal franchise, Elscint will automatically lose its ability to use the Park Plaza name and other benefits, in which case Elscint may suffer in the areas of brand name recognition, marketing, and centralized reservations systems provided by Park Plaza, which, in turn, could materially affect Elscint's operations. If Elscint's agreement with Park Plaza were to be terminated, Elscint cannot be certain that it would be able to obtain alternative management services of the same standard on similar or better terms.

Elscint's agreement with Park Plaza imposes obligations on Elscint that may force it to incur significant costs.

         The agreement with Park Plaza for each of Elscint's Park Plaza managed hotels contains specific standards for, and restrictions and limitations on, hotel operation and maintenance. These standards, restrictions and limitations may conflict with Elscint's priorities, and impose capital demands upon it. In addition, Park Plaza may alter its standards or hinder Elscint's ability to improve or modify Elscint's hotels. In order to comply with Park

Plaza's requirements, or alternatively to change a franchise affiliation for a particular hotel and disassociate itself from the "Park Plaza" tradename, Elscint may be forced to incur significant costs or make capital improvements.

The value of Elscint's investment in its hotel properties is subject to various risks related to ownership and operation of real property.

         Elscint's investment in the hotel properties is subject to varying degrees of risk related to the ownership and operation of real property. The intrinsic value of its hotels and income from the hotels may be materially adversely affected by:

         o changes in global and national economic conditions, including global or national recession;
         o a general or local slowdown in the real property market which would make it difficult to sell a property;
         o political events that may have a material adverse effect on the hotel industry;
         o competition from other lodging facilities, and an over-supply of hotel rooms in a specific location;
         o material changes in operating expenses, including real property tax systems or rates;
         o     changes in the availability, cost and terms of financing;
         o     the effect of present or future environmental laws;
         o     the ongoing need for capital improvements and refurbishments;
               and
         o     material changes in governmental rules and policies.

The failure to comply with government regulation may adversely affect Elscint's business and results of operations.

         The hotel industry is subject to numerous national and local government regulations, including those relating to building and zoning requirements and fire safety control. In addition, Elscint is subject to laws governing its relationships with employees, including minimum wage requirements, overtime, working conditions, and work permit requirements, and in some localities to collective labor agreements. A determination that Elscint is not in compliance with these regulations could result in the imposition of fines, an award of damages to private litigants and significant expenses in bringing its hotels into compliance with the regulations. In addition, Elscint's ability to dismiss unneeded staff may be hampered by local labor laws and courts which traditionally favor employees in disputes with former employers.

Elscint may be held liable for design or construction defects of third-party contractors.

         Elscint relies on the quality and timely performance of construction activities by third-party contractors. Claims may be asserted against Elscint by local government and zoning authorities or by third parties for personal injury and design or construction defects. These claims may not be covered by the professional liability insurance of the contractors or of the architects and consultants. These claims may give rise to significant liabilities.

Elscint's ownership rights in the Bucuresti Hotel have been challenged.

         Since the acquisition of the controlling interest in the Bucuresti Hotel complex in Bucharest, Romania, Elscint has encountered a number of attempts to challenge both the validity of the acquisition of the complex and its control over the company owning the rights to the hotel. To date, all of these claims have been rejected by the courts. However, certain criminal proceedings which have been instituted against certain individuals involved in the privatization of the facility, may have an effect on the validity of the privatization and an indirect effect on the rights acquired by Elscint in the Bucuresti Hotel, notwithstanding that neither Elscint nor its subsidiaries have been indicted or are in any way involved in these proceedings.

RISKS RELATING TO ELSCINT'S ENTERTAINMENT AND COMMERCIAL CENTER IN HERZLIA, ISRAEL (THE "ARENA")

There are many competing entertainment and commercial centers.

         There are several entertainment and commercial centers in Israel in general, and specifically in the greater Tel Aviv area (which includes Herzlia). There are two operational shopping centers within approximately 1 to 8 kilometers from the location of the Arena. These other centers compete for customers as well as for third party retailers and operators to lease space in such centers. There can be no assurance that Elscint will be successful in competing with the other entertainment and commercial centers.

Elscint is dependent on engaging third parties to enter into lease agreements, and on obtaining and retaining high customer traffic.

         Elscint is dependent on its ability to induce food and commodity retailers and entertainment service providers to enter into leases for units in the Arena, or to renew existing leases on favorable terms. There is active competition to attract tenants to other locations suitable for entertainment and commercial centers. The general economic recession in Israel may also deter businesses from entering into new lease agreements or renewing existing lease agreements, or from incurring the costs required to set up their rented units in an acceptable manner. If a significant portion of Elscint's existing leases expire, Elscint may find it more expensive or less profitable to continue to operate the Arena.

RISKS RELATING TO THE IMAGE GUIDED TREATMENT BUSINESS

InSightec requires volunteers to test its product under development.

         The principal product of InSightec is the ExAblate 2000, a magnetic resonance (MR) guided Focused Ultrasound (FUS) system which has received regulatory approval for the treatment of uterine fibroids in Europe and Israel. In the United States, the system is awaiting FDA clearance for commercial use (see developments relating to InSightec below). The system is presently still undergoing clinical trials and beta-site testing for the uterine fibroids treatment in the United States under a so-called "continued access" protocol mainly in aim to gain additional clinical experience until FDA approval will be granted. The system is also undergoing trials for several other clinical applications worldwide at various medical institutions in North America, Europe and Israel. In order to complete these trials in compliance with the United States Food and Drug Administration (FDA) requirements, it is necessary to recruit volunteers to undergo the treatment offered by the new product, subject to the strict guidelines imposed by regulatory authorities. InSightec's inability to attract volunteers in sufficient numbers will result in delays in obtaining regulatory approvals, which may have an adverse impact on projected time-to-market factors.

Delays in obtaining reimbursement by health providers for the use of InSightec's principal product may adversely effect InSightec's ability to sell the product in Europe.

         Although InSightec's principal product has received regulatory approval for the commercial treatment of uterine fibroids in Europe and Israel, any delays in the approval of the reimbursement and coverage by the health providers in different countries for the use of such product may adversely affect InSightec's ability to sell the product as well as its, and therefore EMI's, results of operations.

Surgeons may not utilize and may oppose InSightec's new technology.

         The high intensity focused ultrasound (HIFUS) product, applied in conjunction with magnetic resonance imaging systems, creates a product that may be described as a "thermal scalpel," which may be used by surgeons and interventional radiologists to non-invasively detect, monitor and destroy tissues and organs under direct real-time magnetic resonance image guidance. We believe that use of InSightec's product will fundamentally change the treatment of various medical conditions such as breast tumors, uterine fibroids and brain tumors. Surgeons may be reluctant, however, to use such technology, and instead elect to use current methods of treatment, which may result in our inability to realize our investment in InSightec, which totaled at the date of this report approximately $32 million.

InSightec's product may face competition and it does not have a recognizable brand name.

         InSightec's product faces competition from alternative minimal invasive surgery (MIS) and competing HIFUS products. There are a number of competitors in these fields, although we are not aware of any HIFUS company that has reached InSightec's stage of clinical trials and beta-site testing and, to our knowledge, none have obtained regulatory approval for competing applications. Even if InSightec begins to market its product prior to its competitors, competing products may attain a significant market share. In addition, several competitors enjoy high domestic brand name recognition, which InSightec presently lacks, and have significantly greater marketing resources.

Patients may seek legal redress if treatments are unsuccessful or cause bodily harm.

         As the developer and manufacturer of the HIFUS system, InSightec may face claims for compensation in the event that treatments administered using the system are unsuccessful or cause bodily harm to patients. While InSightec adopts customary legal tools such as disclaimers of liability, product liability insurance clinical trials insurances and indemnities from operators, to limit its liability in such instances, an adverse judgment awarding actual or punitive damages could have a material adverse effect both on the financial condition of InSightec and on its ability to market its products.

RISKS RELATING TO ISRAEL

Security and economic conditions in Israel may affect our operations.

         We are incorporated under Israeli law and our principal offices are located in Israel. Political, economic and security conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, various armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Israel signed a peace treaty with Egypt in 1979 and a peace treaty with Jordan in 1994. As of the date of this annual report, Israel has not entered into any peace agreement with Syria or Lebanon. Since 1993, several agreements have been signed between Israel and the Palestinians, but a final agreement has not been achieved. Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, characterized by terrorist attacks on civilian targets, suicide bombings and military incursions into areas under the control of the Palestinian Authority. These developments have adversely affected the peace process, placed the Israeli economy under significant stress, and have negatively influenced Israel's relationship with several Arab countries. In addition, some neighboring countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business. In addition, we could be adversely affected by the interruption or curtailment of trade between Israel and its trading partners, a significant increase in the rate of inflation, or a significant downturn in the economic or financial condition of Israel.

Many of our directors, officers and employees are obligated to perform annual military reserve duty in Israel. We cannot assess the potential impact of these obligations on our business.

         Our directors, officers and employees who are male adult citizens and permanent residents of Israel under the age of 49 are, unless exempt, obligated to perform annual military reserve duty and are subject to being called to active duty at any time under emergency circumstances. The deteriorating security situation in the Middle East has caused, and will continue to cause a sharp increase in the army reserve obligations of those of our directors, officers and employees who are subject to such reserve duty obligations. Although we have operated effectively under these requirements in the past, including during recent hostilities with the Palestinians and the war in Iraq, we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect of any increase or reduction of these requirements on us.

An income tax reform in Israel may adversely affect our shareholders and us.

         Effective as of January 2003, the Israeli Parliament has enacted a wide ranging reform of the Israeli income tax system. These tax reforms have resulted in significant changes to the Israeli tax system, and may have adverse tax consequences for our shareholders and us. (See Note 15 to the consolidated financial statements included in Item 18 below).

It may be difficult to enforce a U.S. judgment against us and our officers and directors or to assert U.S. securities laws claims in Israel or serve process on us and substantially all of our officers and directors.

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

         Many of the Eastern European countries in which we or Elscint operate are countries that until the last decade were allied with the former Soviet Union under a communist economic system, and they are still subject to various risks. For example, Romania, which is still economically and politically unstable, suffers from rapid devaluation of the Romanian Lei (local currency) against the U.S. dollar, political and criminal corruption, and lack of experience and unpredictability of the civil justice system. Romania also continues to suffer from high unemployment, low wages and low literacy rates. These risks could be harmful to us and are very difficult to quantify or predict. Although many governments of the European countries have liberalized policies on international trade, foreign ownership and development, investment, and currency repatriation to increase both international trade and investment, such policies might change unexpectedly. We and Elscint will be affected by the rules and regulations regarding foreign ownership of real and personal property. Such rules may change quickly and dramatically and thus may have an adverse impact on ownership and may result in a loss without recourse of our or Elscint's property or assets. Domestic and international laws and regulations, whether existing today or in the future, could adversely affect our and Elscint's ability to market and sell our or Elscint's products and could impair our and Elscint's profitability.

         With respect to Elscint's operations in Romania, any foreign company or litigant may encounter difficulty in prevailing in any dispute with, or enforcing any judgment against, the Romanian government or any of officers or directors under the Romanian legal system. If Elscint's ownership rights in the company that owns the Bucuresti Hotel complex are successfully challenged, this may affect Elscint's ability to obtain compensation for its original investment. Elscint has faced several challenges to its acquisition under the privatization contract, In addition the privatization process itself has been challenged as illegal. All of these claims have been dismissed. Criminal proceedings against individuals involved in the privatization process may detrimentally affect our rights if restitution of the legal position is sought and obtained by reason of fraudulent acts, notwithstanding that Elscint has not been indicted in those proceedings Some countries, including Romania, may regulate or require governmental approval for the repatriation of investment income, capital or the proceeds of sales of securities by foreign investors. In addition, if there is a deterioration in a country's balance of payments or for other reasons, a country may impose temporary restrictions on foreign capital remittances abroad. Any such restrictions may adversely affect our and Elscint's ability to repatriate investment loans or to remit dividends. Many emerging countries have experienced substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had and may continue to have negative effects on the economies and securities markets of certain emerging countries. In addition, in an attempt to control inflation, price controls at our hotels have been imposed at times in certain countries, which may affect our ability to increase our room rates.

GENERAL

We and Elscint are subject to various legal proceedings that may have a material adverse effect on our results of operations.

         Certain legal proceedings have been initiated against EMI and Elscint in connection with the change of control of both companies in May 1999 and the acquisition of Elscint's hotel businesses in September 1999, including motions to certify such claims as class actions (See "Item 8 - Financial Information - Legal Proceedings"). Neither we nor Elscint can estimate the results of these proceedings. A determination against us or Elscint in some or all of these proceedings may materially adversely affect our and Elscint's operating results.

We and Elscint have significant capital needs and additional financing may not be available.

         The sectors in which we and Elscint compete are capital intensive. We require substantial up-front expenditures for land acquisition, development and construction costs as well as certain investments in research and development. As part of Elscint's growth strategy, Elscint intends to acquire, renovate and redevelop additional hotels and to develop new hotels. In addition, in order for Elscint's hotels to remain competitive, they must be maintained and refurbished on an ongoing basis. Accordingly, we require substantial amounts of cash and construction financing from banks for our operations and Elscint requires financing for the development, renovation and maintenance of its hotels. We cannot be certain that such external financing would be available on favorable terms or on a timely basis or at all. In addition, construction loan agreements generally permit the draw down of the loan funds against the achievement of pre-determined construction and space leasing milestones. If we fail to achieve these milestones, the availability of the loan funds may be delayed, thereby causing a further delay in the construction schedule. If we are not successful in obtaining financing to fund our planned projects and other expenditures, our ability to undertake additional development projects may be limited and our future profits and results of operations could be materially adversely affected. The inability of Elscint to obtain financing may affect its ability to construct or acquire additional hotels, and it may experience delays in planned renovation or maintenance of its hotels which could have a material adverse affect on Elscint's results of operations.

Our high leverage could adversely affect our ability to operate our business.

         We are highly leveraged and have significant debt service obligations. As of December 31, 2003, we had total debt to banks and other financial institutions in the amount of NIS 3,622 million (approximately $827.2 million). In addition, we and our subsidiaries may incur additional debt from time to time to finance acquisitions or capital expenditures or for other purposes. We will have substantial debt service obligations, consisting of required cash payments of principal and interest, for the foreseeable future.

         Our lenders require us to maintain certain financial and operational covenants. Our ability to comply with these covenants may be affected by events beyond our control. A breach of any of the covenants in our debt instruments or our inability to comply with the required covenants could result in an event of default, which, if not cured or waived, could have a material adverse effect on us. In the event of any default under the loan agreements, the lenders thereunder could elect to declare all borrowings outstanding immediately due, together with accrued and unpaid interest and other fees.

         As a result of our substantial indebtedness:

         o we could be more vulnerable to general adverse economic and industry conditions;

         o we may find it more difficult to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;
         o we will be required to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, reducing the available cash flow to fund other projects;
         o     we may have limited flexibility in planning for, or reacting to, changes in our business and in the industry; and
         o     we may have a competitive disadvantage relative to other
               companies in our business segments with less debt.

         We cannot guarantee that we will be able to generate enough cash flow from operations or that we will be able to obtain enough capital to service our debt or fund our planned capital expenditures. In addition, we may need to refinance some or all of our indebtedness on or before maturity. We cannot guarantee, however, that we will be able to refinance our indebtedness on commercially reasonable terms or at all. We have the ability under our debt instruments to incur substantial additional indebtedness and any additional indebtedness we incur could exacerbate the risks described above.

Results of operations for us and Elscint fluctuate due to the seasonality of our businesses.

         A weak holiday shopping season (generally, the Christmas and Easter seasons) may adversely affect our profitability. The annual revenues and earnings of the tenants that lease space in our commercial and entertainment malls are substantially dependent upon the amount of patron traffic, both generally and particularly during peak shopping periods. As a result, changes in the level of traffic in commercial and entertainment malls during this period have a disproportionate effect on the annual results of operations of the entities that lease space in our commercial and entertainment malls, which may affect their ability to meet their rental obligations. Fluctuation of general business activity, vacation and holiday seasons and the influence of weather conditions generally affect Elscint's profitability.

ITEM 4.  INFORMATION ON THE COMPANY.

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

         Elbit Medical Imaging Ltd. was incorporated in 1996 and has a perpetual duration. EMI is a company incorporated under the laws of the State of Israel and is subject to the Israeli Companies Law 1999 - 5759 and the Israeli Securities Law 1968 - 5728 and any regulations published under these laws. The Company's shares are listed on the NASDAQ National Market (ticker symbol EMITF) and on the Tel Aviv Stock Exchange. Our executive offices are located at 13 Mozes Street, Tel-Aviv 67442, Israel. You may reach us by telephone at (972-3) 608-6010 or by fax at (972-3) 695-3080.

SUMMARY

         EMI - THE FOLLOWING IS A SUMMARY OF EMI'S BUSINESSES:

         OWNERSHIP, OPERATION, LEASING, MANAGEMENT, ACQUISITION, EXPANSION AND DEVELOPMENT, THROUGH A WHOLLY-OWNED SUBSIDIARY, OF COMMERCIAL AND ENTERTAINMENT MALLS IN CENTRAL AND EASTERN EUROPE

         Through our wholly-owned subsidiary Plaza Centers (Europe) BV of The Netherlands ("Plaza Centers" or "PC"), we currently have an aggregate of 19 operating commercial and entertainment malls in Hungary (16) and in Poland (3), as well as an aggregate of 9 malls in various stages of development and planning in Poland, the Czech Republic, Romania. Latvia and Greece. Of the active centers, 12 will be sold to a third party. See - "Highlights of 2003 - EMI".

         During 2003, we continued to broaden the scope of operation of our commercial and entertainment malls business by entering into two joint venture agreements for the construction of two commercial and entertainment malls; one in Lublin, Poland and one in Riga, Latvia. In addition, we consummated the acquisition of real estate property in Prague. In May 2004, we celebrated the opening of Balaton Plaza, a commercial and entertainment mall in Veszprem, Hungary, thus achieving ownership of a total of 19 operational malls.

         We further expanded our operations in Budapest in 2003 by winning a privatization tender bid for the acquisition of a controlling interest in a Hungarian corporation that owns a tourist and entertainment property (approximately 320,000 sq. m.) located on an island in the Danube River. See - "Highlights of 2003 - EMI" below. The business concept and growth strategy of the commercial and entertainment mall business include the following elements:

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

         MARKET PENETRATION. Our general business concept is to develop our malls in cities where no western style commercial and entertainment malls exist, to construct the malls as expeditiously as possible (generally between 8 to 12 months from receipt of building permits), and to open the malls to the public well ahead of any competing projects. Alternatively, in larger cities where competition is greater, emphasis is placed on location, tenant mix, critical density and expedited construction, in order to attain an advantage.

         ENTERTAINMENT. One of the most significant elements in the success of our malls is the emphasis on the entertainment facilities offered to patrons. In many instances, 10 screen cinema complexes featuring newly released movies provide a major attraction in regional cities where entertainment and leisure opportunities are limited. In the larger facilities, an IMAX 3-D screen is sometimes included. In addition, video arcades and electronic game rooms are popular with local residents, as are the food courts.

         ANCHOR TENANTS. Where possible, agreements in principle are reached with anchor tenants, either generally or for agreed space. This facilitates easier leasing of the critical anchor areas, which in turn makes the leasing of smaller areas easier and contributes towards obtaining financing for the construction.

         OPERATIONS. Following opening, our malls are managed by a management company (a wholly-owned subsidiary of PC), with know-how and expertise in marketing, promotions and ad hoc entertainment events to attract customers.

         GROWTH STRATEGY. Our growth strategy is to develop an extensive chain of commercial and entertainment malls bearing the "Plaza Centers" trade-name throughout Central and Eastern Europe. Through implementation of this strategy, we have established 16 operational malls in Hungary and 3 in Poland, and 9 additional projects in various stages of development in Poland, the Czech Republic, Romania, Latvia and Greece. We currently plan to establish additional Plaza Centers in Croatia, Slovakia, Slovenia, Ukraine and Lithuania. By establishing presence in these countries well ahead of our competitors, we plan to expand our network of malls throughout Eastern and Central Europe.

         EXIT STRATEGY. While constantly seeking new methods to expand our commercial and entertainment business, opportunities may arise for us to realize our investment in this field of our operation. Our general business strategy has always contemplated the realization of groups of centers which have reached a critical mass in certain geographical areas, thereby creating a strategic advantage for potential purchasers and enabling us to obtain optimal terms for the realization of our investments so as to allow for future expansion opportunities. Similarly, we envisage entering into strategic partnerships with leading players in the region with a view to maximizing development potential.

         RESEARCH AND DEVELOPMENT IN IMAGE GUIDED FOCUSED ULTRASOUND ACTIVITIES

         We maintain a significant investment in InSightec. The products developed by InSightec are designed to create, in effect, a virtual guided and controlled thermal scalpel, for use by surgeons and interventional radiologists to non-invasively detect, monitor and destroy tissues and organs under direct real-time MR image guidance. The products are currently being evaluated for the coagulation of breast tumors and uterine fibroids, all under FDA Investigational Device Exemptions (IDEs). In June 2004, the Obstetrics and Gynecology Devices Panel of the U.S. Food and Drug Administration (FDA) has recommended InSightec's ExAblate(R) 2000 System for the non-invasive treatment of uterine fibroids for approval, with post-approval conditions. Our objective in this area is to become the market leader in Image Guided HIFUS, and to achieve a significant improvement in the quality and efficacy of the treatment while demonstrating cost effectiveness.

         ELSCINT - THE FOLLOWING IS A SUMMARY OF ELSCINT'S BUSINESSES:
         -------------------------------------------------------------

         Elscint is engaged in the following businesses:

         o Ownership and operation of hotels in Europe and elsewhere and construction of hotel projects that are presently under development, through subsidiary companies and jointly controlled companies;

         o    Hotel leasing;

         o Ownership, operation and management, through a wholly-owned subsidiary, of the Arena commercial center; and

         o    Investment in a biotechnology company.

         The goal of Elscint's hotel business is to acquire and manage, via an unrelated third party management company, four star hotel properties which provide the business and vacation traveler with five star quality accommodations, conveniently located near major transportation stations and commercial centers, at four star hotel prices.

         Elscint has interests in the following seven operational hotels:

         o     Victoria in Amsterdam;

         o     Utrecht Park Plaza in Utrecht, the Netherlands;

         o     Astrid Park Plaza in Antwerp, Belgium;

         o     Victoria London Park Plaza in London, England;

         o     Sherlock Holmes Park Plaza in London, England;

         o     Centreville Apartment Hotel in Bucharest, Romania; and

         o     Sandton Park Plaza in Johannesburg, South Africa.

         The Arena is located in the heart of, and faces, the Herzlia Marina, which is one of the most prestigious land development projects in Israel. The Arena has a total gross constructed area (excluding underground parking facilities) of approximately 60,000 square meters, of which approximately 26,500 square meters is available for rent, and approximately 33,500 square meters for public areas. In addition, a large underground parking facility of 60,000 square meter, which accommodates approximately 1,500 vehicles, serves the Arena. The lower ground floor includes numerous large children and teen-oriented entertainment areas, restaurants, cafes and retail stores. The upper ground level includes restaurants and cafes with a sea view.

HIGHLIGHTS OF 2003

         EMI
         ---

         ACCEPTANCE OF A PROPOSAL MADE BY KLEPIERRE GROUP FOR THE SALE BY PC TO KLEPIERRE OF 12 SHOPPING AND ENTERTAINMENT CENTERS IN HUNGARY

         On May 12, 2004, our Board of Directors accepted a proposal made to PC by the Klepierre Group of France, one of the leading owners and operators of shopping centers in Europe, to acquire 12 (twelve) shopping centers owned and operated by PC in Hungary (the "Transaction"). The Heads of Terms signed by the parties on May 10, 2004, which have been approved by the corporate governance bodies of the Klepierre Group, became valid and binding upon its approval by the Boards of EMI and Plaza Centers, subject to the fulfillment of certain conditions as specified below.

         Klepierre SA ("Klepierre") will acquire the entire equity and voting rights (100%) of the companies owning 12 (twelve) operational shopping centers in Hungary, at certain prices based on the triple net rents determined by an agreed-upon methodology. In addition, Segece, a subsidiary of Klepierre (the "Segece"), will acquire 50% of the outstanding equity and voting capital of Plaza Centers Management Kft. (the "Management Company"), an indirect Hungarian subsidiary of Plaza Centers that operates the acquired malls, at its net asset value determined in accordance with an agreed upon methodology. On the date of approval of the Heads of Terms, the value of the centers was estimated at (eurodollar)277 million ($346.25 million) and the Management Company was valued at (eurodollar)8 million ($10 million), resulting in an aggregate value of (eurodollar)285 million ($356.25 million). Since Segece agreed to acquire 50% of the Management Company, the total purchase price was estimated at (eurodollar)281 million ($351.25 million)).

         Segece will have a call option to acquire the remaining 50% of the shares in the Management Company held by Plaza Centers, exercisable after the fifth anniversary of the closing of the Transaction, for a price to be calculated at the date of the exercise of the option in accordance with an agreed-upon methodology. If the call option is not executed, Plaza Centers will have a "put-option" for a period of 6 months following expiration of the call option, to sell its 50% shareholding in the Management Company to Segece on the same terms.

         The Management Company will continue to operate the 4 Hungarian malls that are excluded from the Transaction, as well as the office section of the Duna Plaza Center, which is also excluded.

         The Transaction includes the acquisition of the proposed extension to the Duna Plaza Center, which will be constructed by Plaza Centers under a turn-key agreement at an agreed price based on the triple net rents to be generated by the extension.

         The Heads of Terms constitutes a binding agreement, subject to the execution of definitive agreements in a form to be agreed, to customary due diligence investigations and the right to withdraw from the Transaction in the event due diligence investigation results in findings of a material adverse affect. The execution of the definitive agreement and the closing of the Transaction is anticipated to occur by late July 2004, subject to the consent of the financing banks and certain regulatory approvals.

         As security for achieving certain revenue targets, PC undertook to provide a bank guarantee of up to a certain annual amount, starting from the fifth year and through the tenth year from the transaction closing date (total of up to (eurodollar)7 million ($8.75 million)). The Guarantee will decrease annually as revenue targets are met.

         The closing of the Transaction is anticipated to occur by late July
2004.

         Sixty days after closing, a verification of the Transaction Consideration shall be carried out on the basis of audited financial statements as at the closing, and the price paid at Closing adjusted (up or down, as the case may be) accordingly.

         WINNING A PRIVATIZATION TENDER FOR THE ACQUISITION OF THE CONTROLLING INTEREST IN A HUNGARIAN COMPANY THAT OWNS REAL ESTATE IN BUDAPEST

         On October 17, 2003, Ercorner Kft., a wholly-owned subsidiary of PC ("Ercorner"), was officially declared as the winning bidder in a privatization tender for the acquisition of controlling interests in Hajogyari Sziget Vagyonkezelo Kft. ("Target Company"), a Hungarian company. As a result, Ercorner acquired 66% of the equity shares and 91% of the voting rights in the Target Company in consideration for payment of (eurodollar) 18 million (approximately $22.5 million). The Target Company owns approximately 320,000 square meters (approximately 3.5 million square feet) of land located on the Obuda Island in the Danube River, a tourist and entertainment area in central Budapest. The construction rights on this area are for approximately 300,000 square meters (approximately 3.3 million square feet), with designations for offices, commercial space, tourism, entertainment and leisure and hotels. The buildings presently located on these properties, measuring approximately 55,000 square meters (approximately 600,000 square feet) are leased out as offices, restaurants and entertainment outlets, generating rental revenues of approximately (eurodollar)2.8 million (approximately $3.5 million) per year. PC intends to submit, through Ercorner, applications to local planning authorities in order to modify the permitted urban usage designations, so as to maximize the development potential of the area owned by the Target Company. As security for obtaining these permits, EMI has executed a corporate guarantee in favor of the Bank.

         PC has obtained financing for the purchase by Ercorner of the Target Company through an arrangement between PC and the one of Hungary's leading commercial banks ("the Bank"), pursuant to which, the Bank will provide to Ercorner a loan in the amount of approximately (eurodollar)14 million (approximately $17.6 million), (the "Loan"), constituting approximately 80% of the purchase price for the acquisition of the interest in the Target Company. The Loan has been provided for a period of two years. PC granted an option to the bank, to acquire 50% of the equity interest in Ercorner, which the Bank has exercised, following which a Joint Venture and Quotaholders Agreement was executed between the parties. Hungarian anti-monopoly approvals for this transactions were granted.

         In April 2004, a shareholders' agreement (joint venture) was signed, subject to fulfillment of certain conditions (mainly the authorities' approval of a change in the zoning according to the urban building plan and receipt of building permits), between Ercorner and PC, on the one hand, and the minority shareholders of the Target Company, on the other hand, under which the minority shareholders agreed to pay Ercorner $1 million in exchange for the equalization of their voting rights in the Target Company with their ownership rights therein (30%). The minority shareholders will have a put option, exercisable during the 3 year period after the transaction closing date, to sell their holdings in the Target Company to Ercorner at a price reflecting the cost of acquisition of the shares by Ercorner plus interest at Euribor + 2% less profits paid out by it up to the selling date. Concurrently, Ercorner was granted a call option to require the minority shareholders to sell it, at the end of the put period, the same shares, upon the same conditions, if the put option is not exercised by the minority shareholders. The parties undertook to complete their investments in the Target Company's shareholders' equity up to a shareholders' equity to bank loans ratio being not less than 20% to 80% respectively.

         Simultaneously with the above agreement, an agreement was signed between the holders of the Target Company and ESI Associates Holdings Ltd., an unrelated third party ("ESI") appointing the owner thereof, as project manager of the Target Company. It was also agreed that, subject to fulfillment of certain conditions, ESI is to acquire from the Target Company's shareholders 10% of the equity and voting rights in the Target Company, in consideration for the cost of acquisition of these rights by Ercorner from the Hungarian privatization board. For the purpose of financing the acquisition of ESI's share as described above, the shareholders of the Target Company will provide ESI a loan in proportion to their holdings, for (eurodollar)0.2 million ($0.25 million), maturing at the end of 3 years from the date of provision thereof.

         During a period of two years from the closing of the transactions there will be restrictions on the transfer of shares of the Target Company. Completion of the implementation of the agreements from 2004 is dependent on the approval of the Hungarian anti-trust authority, which, as of the date of this report, had not yet been granted.

         Directly after the closing of the above transactions and performance of the resulting obligations, the Company and the Bank will control Ercorner jointly (50% for each party), while the holdings in the Target Company will be divided such that Ercorner will retain 60% of the equity and voting rights and the minority shareholders and ESI will hold respectively 30% and 10% of the equity and voting rights. Ercorner's financial statements are included in the Company's financial statements starting from 2004, by way of proportional consolidation.

         GRANT OF AN OPTION TO ACQUIRE 50% OF SADYBA BEST-MALL

         In 2003, Plaza Centers signed an agreement pursuant to which it was granted an option, exercisable until May 31, 2004 (Plaza Centers and the other party to the agreement are negotiating the extension of such option) to acquire the 50% not owned by it in the Sadyba commercial and entertainment center in Warsaw, Poland, for a purchase price of approximately $19.5 million. The exercise of the option is conditioned upon, among other things, the acquisition of the currently leased land, the receipt of long term bank financing and the execution of a definitive agreement.

         DEVELOPMENTS RELATING TO INSIGHTEC

         In February 2003, InSightec signed a Memorandum of Understanding ("MOU") with Ktec Corporation Inc. ("Ktec") for the exclusive distribution of MRgFUS systems in Japan. The MOU forms the basis of a three-year distribution agreement, under which Ktec will conduct all the regulatory, marketing and sales activities of InSightec in Japan, and shall provide technical and clinical support for the install base of MRgFUS systems in Japan. A comprehensive agreement was signed between InSightec and Ktec in June 2003.

         In April 2003, a shareholder of InSightec (an unrelated third party) exercised warrants for the acquisition of 4.96% of the shares of InSightec, on a fully diluted basis, for $2.975 million. Following the exercise, the shareholder held 19.8% of InSightec's outstanding capital stock (on a fully diluted basis at that time). The exercise of the warrants reduced our holdings in InSightec to 53.78% (on a fully diluted basis at the time of the exercise of the option.).

         In October 2003, the European IST Grand Prize was awarded to InSightec for ground breaking products that represent the best of European innovation in information technology. The competition was organized by Euro-CASE with the support of the IST Program of the European Commission. Euro-CASE is a European non-profit organization of National Academy of Engineering, Technologies and Applied Sciences from eighteen European countries. The prize is awarded for technical excellence, innovative content, potential market value and capacity to generate new jobs. InSightec's ExAblate 2000 was one of the 20 winners out of a total of 420 innovative projects from 28 countries that competed for the 2003 Prize. Three European IST Grand Prize Winners were selected out of 20 winners at the IST 2003 Event in Milan. The Grand Prize includes a special trophy as well as a cash prize of (eurodollar)200,000 to each company.

         On June 4, 2004, InSightec reported that the Obstetrics and Gynecology Devices Panel of the U.S. Food and Drug Administration (FDA) has recommended its ExAblate(R) 2000 System for the non-invasive treatment of uterine fibroids for approval, with post-approval conditions. The panel's recommendation was based on the results of a multicenter, controlled clinical study that was performed at centers in the United States, Europe, and Israel, including Brigham and Women's Hospital, the Mayo Clinic, and Johns Hopkins Hospital in the United States, St. Mary's Hospital in London, Charite Hospital in Berlin, and Sheba Medical Center and Hadassah Hospital in Israel. The primary purpose of the study was to ensure both improvement in uterine fibroid symptom severity, as measured using a patient treatment outcome questionnaire, along with ensuring safety of the device. Post-approval conditions recommended by the FDA panel were related to the development of training material and labeling.

         On March 24, 2004, a Warrant Purchase Agreement was executed by InSightec and EMI, under which EMI was granted warrants to purchase an aggregate of 977,552 ordinary shares of InSightec at an exercise price of $7.31 per share, for 36 months from closing. EMI undertook to execute a 36-month extension of a guarantee of EMI to InSightec's obligations under the latter's line of credit with an Israeli bank, in an amount of $ 5 million. EMI also agreed not to demand repayment of a loan extended by it to InSightec in the amount of $2.15 million for a period of 36 months or the occurrence of certain events specified in the Warrant Purchase Agreement. Concurrently, in March 2004 a Stock Purchase Agreement was executed by InSightec and an unrelated third party under which, the new investor paid $3 million to InSightec in exchange for the issuance to such third party of 410, 161 shares of InSightec.

         Following the closing of the transaction under the Warrant Purchase Agreement and the Stock Purchase Agreement, the investor holds 2.72% of InSightec's outstanding capital stock (on a fully diluted basis at that time) and our holdings in InSightec shall increase to 55.3% upon exercise of our warrants (on a fully diluted basis).

         ACQUISITION OF DREAMLAND ENTERTAINMENT N.V.

         On April 5, 2003, PC signed an agreement for the acquisition of the entire share capital of Dreamland Entertainment N.V. ("Dreamland"). Dreamland's main activity is the operation, through a subsidiary, of entertainment areas in commercial and entertainment malls in Poland, including bowling lanes, internet cafes, ice cream sales, vending machines and live music and entertainment. Dreamland also operates in Polish shopping and entertainment centers owned by PC's project companies. The aggregate consideration for this acquisition was (eurodollar)4.2 million ($5.25 million) following deduction of commercial debts owed by Dreamland's subsidiary to PC's project companies.

          ELSCINT
          -------

          The following are the highlights of Elscint's business activities and investments:

           o The completion of a long term lease of the hotel property located on Euston Road in London, England (previously Shaw Park Plaza) to an unrelated third party for a period of 25 years;

           o The opening of the oceanarium attraction (Aquatopia) at the Astrid Park Plaza hotel in Antwerp, Belgium;

           o The opening of the re-branded apartment hotel (Centreville) in the Bucuresti hotel complex in Bucharest, Romania;

           o   The opening of the Arena in Herzlia in June 2003; and

           o The sale of Elscint's interest in Algotech System Ltd. to an unrelated third party.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

FISCAL YEAR 2001

         EMI
         ---

         In 2001, EMI made the following capital expenditures and divestitures:

         VCON - In 2001, EMI, through a Dutch subsidiary, signed a set of agreements for the investment in VCON of $4 million, under which it received shares and warrants to purchase shares of VCON.

         Easyrun - In November 2001, EMI entered into a convertible loan agreement with Easyrun (and other lenders), which provided for the grant by the lenders to Easyrun of a loan in the aggregate amount of $500,000, with EMI's share in such loan being $300,000. The principal amount bears interest at the rate of LIBOR + 2% per year. The loan may, at any time at the option of the lenders, be converted into Series C Preferred Shares of Easyrun at a price per share of between $0.928 and $1.124.

         Purchase of a state owned company - In early 2001, a consortium comprised of EMI, a wholly-owned subsidiary of EMI and a third party won the right to acquire from the Governmental Companies' Authority ("GCA") the shares of a well known and experienced Israeli real estate entrepreneurial company with substantial holdings in residential property, and, as a joint venture party, in projects being developed in southern Israel. Immediately thereafter, members of the Group signed an agreement in principle to govern their business relationship, under which the other party paid the total acquisition cost under the privatization and we agreed to hold all of our part of the acquired company in trust for such other party. We are negotiating with the GCA the assignment of our rights and obligations under the privatization to the other party. As of May 31, 2004, these rights had not yet been assigned.

         ELSCINT
         -------

         In 2001, Elscint made the following capital expenditures and divestitures:

         HOTEL AND LEISURE

         Riverbank (Thames), London - Following the acquisition and during 2001, the company owning the hotel made additional payments on account of planning and design costs of GBP 3.2 million. The total amount that the company invested in the project (including the lease purchase) as of December 31, 2001 was GBP 17.9 million. Elscint financed these costs mainly through short-term bank facilities and its available free funds.

         Sherlock Holmes Hotel, London - The renovation of the Sherlock Holmes Hotel commenced in early 2001, and as of December 31, 2001 was in its final stages of completion. The total cost of the renovation project is approximately GBP 9.5 million. As of December 31, 2001, Elscint invested GBP 7.8 in the renovation of the hotel. Elscint financed the renovation of the hotel through a bank loan and its available free funds.

         The Victoria Park Plaza Hotel, London - The Victoria Park Plaza Hotel was opened in September 2001, and became fully operational at the beginning of 2002. During 2001, Elscint's subsidiary invested in the hotel GBP 10.7 million in the construction of the hotel. The construction of the hotel was financed through a bank loan and its available free funds.

         The Ballet Building, Budapest, Hungary - Preliminary Development - Elscint's subsidiary has invested approximately $5.7 million during 2001 in this project.

         Monfort Lake Project, Israel - As of December 2001, Elscint invested NIS 9 million, including initial planning costs, relating to this project.

         BIOTECHNOLOGY INVESTMENTS

         Gamida Cell Ltd. ("Gamida") - In September 2001, Elscint Bio-Medical Ltd. ("EBM") invested an additional $5 million in Gamida at a pre-money valuation of $20 million.

         Gilbridge - In October 2001, Elscint entered into an agreement with Mr. Emmanuel Gill, a former Chairman of the board of directors of Elscint, for the sale by Elscint to Mr. Gill of 49% of the issued and outstanding shares of Gilbridge then held by Elscint and the assignment of Elscint's rights under certain capital notes made by Gilbridge to Elscint for consideration of $5 million. It was further agreed that the balance of the loan of NIS 18.9 million granted to Gilbridge will be repayable out of Gilbridge initial profits not later than October 30, 2005. Elscint has not received any securities in respect of this loan.

FISCAL YEAR 2002

         EMI

         Acquisition of Duna Plaza, Sopron Plaza and Nyir Plaza - In February 2002, PC and a wholly-owned Cypriot subsidiary of PC finalized the acquisition from an unrelated third party, for total consideration of (eurodollar)47.2 million, of all of the capital stock of three Hungarian companies, each of which owns a commercial and entertainment mall in Hungary: Duna Plaza Kft., Sopron Plaza Kft. and Nyiregyhaza Plaza Kft. In addition to the purchase price, PC assumed a loan made previously to one of the companies in the amount of eurodollar)12.27 million. The foregoing transaction was subject to an adjustment in purchase price, which has not yet been finalized for technical reasons. PC and its Cypriot subsidiary financed this transaction by long-term loans (See "Item 5 - Operating and Financial Review and Prospects - Loans - EMI").

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

         ELSCINT
         -------

         In 2002, Elscint made the following capital expenditures and divestitures:

         HOTEL AND LEISURE

         Riverbank (Thames), London - The total additional amount invested by the company owning the hotel in this project during the year ended December 31, year 2002 was GBP 12.1 million. These amounts were expended principally in respect of planning, design and construction. Elscint financed these costs mainly through short term bank facilities.

         The Ballet Building, Budapest, Hungary - Currently in Preliminary Development - The total investment in the project during 2002 (including obtaining full and clean possession) was approximately Euro 1.1 million.

         Astrid Park Plaza Hotel - The cost of the completion and of the renovation works at the Astrid Park Plaza hotel in Antwerp, Belgium and the commencement of construction of the Aquatopia within the facility was approximately Euro 2.6 million.

         SUB-ASSEMBLY AND MANUFACTURING FACILITY

         On December 31, 2002, Elscint sold substantially all of the assets and assigned certain liabilities pertaining to the business previously conducted by it at its factory in Ma'alot, to an unrelated third party. The sale price of the facility was approximately $20.5 million, and Elscint recorded a capital gain of approximately $8 million. The proceeds were received in 2003 due to the fact that it was subject to due diligence adjustment by the buyer.

         THE ARENA

         The total additional amount invested by Elscint's subsidiary in this project during the year ended December 31, 2002 was $12.7 million. These amount were expended principally on construction of the facility.

         BIOTECHNOLOGY INVESTMENT

         In April 2002, EBM acquired from a third party additional shares (450,000 ordinary shares) in Gamida for approximately $1.0 million.

FISCAL YEAR 2003

         EMI
         ---

         Continuing Investments in Mall Projects - Throughout 2003, PC acquired the land in Poznan, Poland and commenced development and construction of this mall, for a total investment up to the date of this report, of (eurodollar)11.5 million ($14.4 million). In addition, EMI continued the construction of its other malls, and completed the sale of land in Timisoara, Romania, for approximately $1.1 million.

         Extension of term of general financing to EMI and EUBV by an Israeli Bank - See - "Item 5 - Loans". During 2003, various subsidiaries of PC were granted long term refinancing loans of up to a total of (eurodollar)99 million ($123.75 million). See "Item 5 - Operating and Financial Review and Prospects - Loans".

         Acquisition of Dreamland Entertainment N.V. See "Item 4 - Information on the Company -Highlights of 2003 - EMI".

         Repayment by EMI of loans in an aggregate amount of $75 million. Repayment was executed using deposits that secured the repaid loan.

         ELSCINT

         In 2003, Elscint made the following capital expenditures and divestitures:

         HOTEL AND LEISURE

         Riverbank (Thames), London - The total additional amount invested by the company owning the hotel in this project during the year ended December 31, 2003 was GBP 22.6 million (approximately $40.5 million). These amounts were expended principally on construction. Elscint is financing the construction of the hotel through long term bank facilities and its available funds.

         Astrid Park Plaza Hotel - The cost of the construction of the Aquatopia within the facility was approximately Euro 12.5 million (approximately $15.8 million). During 2003, Elscint invested Euro 11.1 million (approximately $14.0 million) in this project. Elscint financed these costs mainly through its available funds.

         Apartment Hotel Bucuresti Complex (Centreville) - The total amount invested by Elscint's subsidiary in the renovation of the hotel apartment in the Bucuresti complex during the year ended December 31, 2003 was Euro 3.1 million ($3.9 million).

         THE ARENA

         The total additional amount invested by Elscint's subsidiary in this project during the year ended December 31, 2003 was $48.3 million. This amount was principally expended on construction. Elscint financed these costs mainly through a bank facility.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES CURRENTLY IN PROGRESS

         Currently, we and Elscint are either in the process of making or are planning to make additional capital expenditures, as follows:

         EMI
         ---

         Klepierre transaction - Acceptance of a proposal made to PC by the Klepierre Group of France to acquire 12 commercial and entertainment malls owned and operated by PC in Hungary. See - Highlights of 2003 - EMI". As to liquidity and capital recourses, see Item 5 - Operating and Financial Review and Prospects
- General".

         Construction - PC is currently in the process of constructing, through subsidiaries, 9 commercial and entertainment malls as well as an extension to another mall. See "Item 4 - Information on the Company - The Current Business of EMI and Elscint - EMI ". PC intends to finance these constructions through bank loan facilities and loans from its shareholders.

         Winning a privatization tender for the acquisition of the controlling interest in a Hungarian company that owns real estate in Budapest - PC has obtained financing for this purchase by its subsidiary through an arrangement between PC and one of Hungary's leading commercial banks. See - "Item 4 - Information on the Company -Highlights of 2003 - EMI".

         Option to acquire 50% of Sadyba Best-Mall - PC has recently signed an agreement under which it has been granted an option to acquire the remaining 50% of the Sadyba Best-Mall situated in Warsaw Poland. See - "Item 4 - Information on the Company -Highlights of 2003 - EMI". PC intends to finance the acquisition of the shares as well as the acquisition of the land upon which the mall is situated, (from the Warsaw Municipality), through bank financing.

         Warrants to acquire additional shares of InSightec - See - "Item 4 - Information on the Company -Highlights of 2003 - EMI". EMI intends to finance part of such option by converting a shareholder's loan previously advanced by EMI to InSightec into shares, while the remainder of the option is intended to be financed using future available funds.

         Agreement with an unrelated third party for the acquisition by PC of land in Prague, the Czech Republic, in exchange for (eurodollar)5.4 million ($6.75 million) - PC intends to finance the acquisition through bank financing.

         Acquisition by PC of 50% interest in a Latvian company that owns land in Riga, for (eurodollar) 2.1 million ($2.625 million) A building permit has already been issued for this land. PC intends to invest equity for the financing of this transaction.

         Acquisition by PC of 50% interest in a Polish company that owns land in Lublin, for (eurodollar)1.9 million ($1.5 million) - PC and the seller of the interest undertook to finance the project in equal parts, except for the initial (eurodollar)2 million ($2.5 million) which will be provided by PC. PC intends to finance the acquisition through using equity and banking financing.

         ELSCINT
         -------

         During 2004, Elscint either made, is in the process of making, or is planning to make, additional capital expenditures, as follows:

         Riverbank (Thames), London - Construction - The additional amount invested by the company owning the hotel in this project until March 2004 was GBP 6.7 million. The estimated cost for the completion of this project is approximately GBP 36.4 million.

         Bucuresti Hotel Complex, Bucharest, Romania - Renovation Planned - Elscint intends to extensively renovate the Bucuresti Hotel in order to enable compliance with the international standards required for a four star business hotel. As at May 31, 2004, the renovation program was in an advanced stage of preparation. On the basis of the budget currently under consideration, Elscint anticipates that an investment of approximately Euro 36.5 million (approximately $38.3 million) will be required, which it intends to finance through the issuance of equity.


B.       BUSINESS OVERVIEW

         The following table sets forth our revenues by business activity in each geographic market in which we operate, for each of the last three years (in thousands of NIS):

                                                                                                     Convenience
                                                          Fiscal Year Ended                      Translation in U.S.
                                                            December 31,                          Dollars For 2003
                                                2003               2002             2001             (Unaudited)
(in thousands of NIS)
Western Europe                                 181,668                 170,326     107,776               41,486
Eastern and Central Europe                     346,200                 314,501     162,586               79,059
Israel                                          20,106                   1,509      10,030                4,591
Others                                           1,782                   1,629       1,076                  407

Total Revenues                                 549,756                 487,965     281,468              125,543

         The breakdown of revenue by sector of activity for each of the last three years is presented in the following table (in NIS thousands):

                                                                                                     Convenience
                                                           Fiscal Year Ended                     Translation in U.S.
                                                             December 31,                         Dollars For 2003
                                                2003              2002              2001             (Unaudited)
From the operation of commercial                 347,056             279,776       132,312               79,254
centers
From the operation and management of             189,205             206,679       139,226               43,207
hotels
From leasing fees and other                       13,495
From medical systems                                   -                   -             -                    -
Others                                                                 1,509        10,030                3,081

Total Revenues                                   549,756             487,964       281,468              125,542

THE CURRENT BUSINESSES OF EMI AND ELSCINT

         EMI
         ---

         COMMERCIAL AND ENTERTAINMENT MALLS

         The operations of each shopping center project are conducted through a special purpose project corporation. PC operates as a holding company that holds interests in the special purpose corporations which develop, construct and operate the centers or have interests in land, developed or intended to be developed as centers.

         PC presently has 16 operating malls in Hungary, 3 operating malls in Poland (in one of these projects PC's interest is 50% while all other malls are wholly-owned) and 9 similar projects in various stages of planning and development in Poland, the Czech Republic, Romania, Latvia and Greece The commercial and entertainment malls are constructed in three basic models:

         (i) "Midi-Malls" measuring between 165,000 and 242,000 square feet (constructed),

         (ii) "Mega-Malls" measuring between 330,000 to 550,000 square feet (constructed), and

         (iii) "Mini-Malls" of 110,000 to 165,000 square feet (constructed), depending on the size of the land and the target population (all excluding underground parking facilities, where applicable).

         Approximately 75% of the total constructed area of each commercial and entertainment, mall is set aside to be leased. Mall sizes are dependent on the size of the land and the target population. Our malls are generally comprised of two principal elements, shopping and entertainment. The anchor tenants form the basis of these elements, around which the smaller businesses and activities are introduced, and provide a wide range and choice of activities to patrons. The entertainment facilities generally include a cinema complex of between 8-12 screens, a video and gaming arcade, bowling alleys, billiard halls, fitness centers, bars, discotheques, children's' playgrounds and, in some projects, an IMAX three-dimensional cinema screen. The food court consists of a range of restaurants, offering a variety of culinary opportunities from fast food to gourmet foods. Unless otherwise indicated in the following table, PC owns 100% of each identified mall.

         The commercial activities focus on supermarket and department store anchor tenants, and are carefully monitored to allow an optimal mix of stores and services to cater for all requirements and to offer the maximum range of commodities to patrons.

         Our commercial and entertainment mall business currently consists of the following projects:

         OPERATIONAL MALLS

-----------------------------------------------------------------------------------------------------------------------
NAME OF MALL                   COMMENCEMENT OF OPERATION      LEASEABLE AREA     PARKING SPACES         OCCUPANCY AT
                                                                (SQ. FT.)                                 03/31/04
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
CSEPEL PLAZA, Budapest,              December 1997               150,000               380                   96%
Hungary
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
o        95 shops
o        10 screen multiplex cinema
o        Located in the heart of the commercial sector of Csepel Island on the Danube River
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
GYOR PLAZA,                         September 1998               165,000               465                97%
Gyor, Hungary
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
o        City is close to Austrian border, and is fast growing
o        100 shops
o        10 screen multiplex cinema
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
DEBRECEN PLAZA, Debrecen,            December 1998               161,000               450                   98%
Hungary
-----------------------------------------------------------------------------------------------------------------------
o        97 shops and offices
o        9 screen multiplex cinema
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
ALBA PLAZA, Szekesfehervar,            June 1999                 165,000               480                   98%
Hungary
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
o        Open market
o        10 screen multiplex cinema
o        107 shops
-----------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------
PECS PLAZA,                          October 1999                168,000              1,000                  92%
Pecs, Hungary
-----------------------------------------------------------------------------------------------------------------------
o        Close to the Croatian border
o        113 shops
o        10 screen multiplex cinema
o        In June 2002 we acquired an additional parcel of land adjacent to the Pecs Plaza for HUF 209 million
-----------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------
NAME OF MALL                   COMMENCEMENT OF OPERATION      LEASEABLE AREA     PARKING SPACES         OCCUPANCY AT
                                                                (SQ. FT.)                                 03/31/04
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
SZEGED PLAZA, Szeged,                  May 2000                  170,000              1,000                  97%
Hungary
-----------------------------------------------------------------------------------------------------------------------
o        Close to Serbian border
o        Only mall in city
o        103 shops
o        10 screen multiplex cinema
o        Recreational lake
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
MISKOLC PLAZA, Miskolc,                June 2000                 161,000               450                   99%
Hungary
-----------------------------------------------------------------------------------------------------------------------
o        Close to Slovakian border
o        Third largest city in Hungary
o        10 screen multiplex cinema
o        107 shops
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
KANIZSA PLAZA, Nagykanizsa,          December 2000                83,000               300                   94%
Hungary
-----------------------------------------------------------------------------------------------------------------------
o        Close to Croatian border
o        Additional parking spaces available
o        49 shops
o        7 screen multiplex cinema
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
KAPOSVAR PLAZA, Kaposvar,            December 2000                91,000               254                   99%
Hungary
-----------------------------------------------------------------------------------------------------------------------
o        Close to Croatian border
o        Additional parking spaces available
o        55 shops
o        4 screen multiplex cinema
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
SZOLNOK PLAZA, Szolnok,              December 2001                77,500               180                   97%
Hungary
-----------------------------------------------------------------------------------------------------------------------
o        55 shops
o        Multiplex cinema complex
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
ZALA PLAZA, Zalaegerszeg,            December 2001                80,000               210                   85%
Hungary
-----------------------------------------------------------------------------------------------------------------------
o        48 shops
o        Multiplex cinema complex
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
SAVARIA PLAZA, Szombathely,           March 2002                  91,600               240                   60%
Hungary
-----------------------------------------------------------------------------------------------------------------------
o        Close to Austrian border
o        50 shops
o        Multiplex cinema complex
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
DUNA PLAZA, Budapest,                October 1996           501,000 + 115,000         1,500                  97%
Hungary                                                     sq. ft. of office
-----------------------------------------------------------------------------------------------------------------------
o        115,000 sq. ft. of office
o        291 shops
o        access to additional parking spaces
o        14 screen multiplex cinema
o        Currently undergoing renovation
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
SOPRON PLAZA, Sopron,                December 1998               164,000               700                   87%
Hungary
-----------------------------------------------------------------------------------------------------------------------
o        101 shops
o        Over 60 international outlets and local retailers
o        Close to Ukrainian border
o        6 screen multiplex cinema
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
NYIR PLAZA, Nyiregyhaza,               June 2000                 150,000               600                   86%
Hungary
-----------------------------------------------------------------------------------------------------------------------
o        81 shops
o        Hollywood multiplex
-----------------------------------------------------------------------------------------------------------------------
SADYBA BEST MALL                    September 2000               260,000              1,100                  85%
-----------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------
NAME OF MALL                   COMMENCEMENT OF OPERATION      LEASEABLE AREA     PARKING SPACES         OCCUPANCY AT
                                                                (SQ. FT.)                                 03/31/04
-----------------------------------------------------------------------------------------------------------------------
(50%), Warsaw, Poland
-----------------------------------------------------------------------------------------------------------------------
o        EMI owns 50%. EMI was granted an option to acquire the remaining 50%. See - "Highlights of 2003 - EMI"
o        110 shops
o        12 screen multiplex cinema
o        Three-dimensional IMAX screen
o        Situated in the center of Warsaw
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
RUDA SLASKA PLAZA,                   November 2001               158,000               600                  80.6%
Ruda, Slaska, Poland
-----------------------------------------------------------------------------------------------------------------------
o        81 shops
o        8 screen multiplex cinema
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
KRAKOW PLAZA, Krakow, Poland         December 2001               344,300              1,500                 80.1%
-----------------------------------------------------------------------------------------------------------------------
o        140 shops
o        Multiplex screen cinema complex, including an IMAX screen
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
BALATON PLAZA, Veszprem                May 2004                  104,000                400            recently opened
Hungary
-----------------------------------------------------------------------------------------------------------------------
o        Recently opened
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

         In addition to our operating projects, we have a number of projects under development, which are described below. The following projects are in various stages of planning and development.

         PROJECTS UNDER DEVELOPMENT

-----------------------------------------------------------------------------------------------------------------------
NAME                        STATUS                                 SCHEDULED       LEASEABLE        PARKING
                                                                   OPENING         AREA (SQ.FT.)    SPACES (1)
                                                                                   (1)
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
POZNAN PLAZA,               Land Acquired; All required permits    June 2005       325,000          1,100
Poznan, Poland              were issued; Total anticipated cost
                            o project (eurodollar)53 million ($66.3
                            million).
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
LUBLINE PLAZA,              Perpetual usufruct of land; Joint      2006            280,000          950
Lublin, Poland (2)          Venture Agreement signed; Building
                            permit pending; Total anticipated
                            cost of project(eurodollar)21.8 million
                            ($27.2 million).
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
RYBNIK PLAZA,               Land acquired; All required permits    2006            173,000            500
Rybnik, Poland              were issued; Total anticipated cost
                            of project(eurodollar)24.8 million ($31
                            million).
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
NOVO PLAZA, (3)             Land acquired (4); registration of     2006            280,000            800
Prague, Czech Rep.          land not yet finalized; Total
                            anticipated cost of project(eurodollar)36.5
                            million ($45.6 million).
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
PIREAS PLAZA,               Land acquired; All required permits    2006            312,000          1,015
Athens Greece               were issued; Total anticipated cost
                            of project(eurodollar)78.3 million ($97.9
                            million).
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
SOSNOWIEC PLAZA,            Land acquired (4); Building permit     2006            143,000            850
Sosnowiec, Poland           pending; Total anticipated cost of
                            project(eurodollar)20.7 million
                            (approximately $25.9 million).
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
PILZEN PLAZA,               Lease for 99 years; Planning and       2005            161,700            450
Pilzen, Czech Republic      building permits pending; Total
                            anticipated cost of project
                            (eurodollar)22 million
                            (approximately $27.5 million).
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
RIGA PLAZA, (2)             Joint venture agreement signed;        2006            341,000          1,500
Riga, Latvia                Total anticipated cost of project
                            (eurodollar)31.3 million (approximately $39.1
                            million).
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
LODZ PLAZA,                 Land Acquired. PC has not determined   not                  --              --
Lodz, Poland                yet the time schedule for the          determined yet
                            construction of this project.
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
NAME                        STATUS                                 SCHEDULED       LEASEABLE        PARKING
                                                                   OPENING         AREA (SQ.FT.)    SPACES (1)
                                                                                   (1)
-----------------------------------------------------------------------------------------------------------------------
EXTENSION TO DUNA PLAZA,   Planning; Total anticipated cost of     2005                 N/A             N/A
Budapest, Hungary          project (eurodollar)25 million
                           (approximately $31.25 million).
-----------------------------------------------------------------------------------------------------------------------


-----------------------------
(1) Details provided in these items are presented according to the plans and designs of each respective mall and may subsequently differ.
(2) PC has 50% interest in this project. Anticipated cost represent PC's share.
(3) PC holds 99% of the ownership in the land. The remaining 1% is being held by the seller for a period of 5 years, following which PC has an option to acquire such 1% at nominal value secured by a pledge over the shares in PC's favor. The transaction is pending consummation. The project contains 57,700 sq. ft. for office use.
(4)      Small parts of the land are leased.
o In addition to the described commercial and entertainment malls, PC intends to sell parts of the land it owns in Bucharest, Romania. PC is also reassessing its plans to construct in Brno.


         OTHER PROPERTIES

         HUNGARY - PLAZA HOUSE BUILDING

         Plaza House Kft., a wholly-owned Hungarian subsidiary of PC, owns a building located on the prestigious Andrassy Boulevard, in the center of Budapest. The building was reconstructed and refurbished by Plaza House during 2000-2001. Many of the original features have been retained including the inner courtyard, staircases, stucco, ornate metalwork and fine wood carvings. The building is located on property totaling approximately 600 square meters (approximately 6,600 square feet) and consists of four floors, an atrium and a basement, with a total constructed area of approximately 2,400 square meters (approximately 26,400 square feet). The site is located in an exclusive area of the city in which several foreign embassies are located. Parts of the building have been leased to subsidiaries of PC and C.D.P.M. Kft., a subsidiary of Control Centers Ltd. ("CDPM"). The building is also used as the headquarters of PC's management.

         THE CZECH REPUBLIC - THE PRAHA PLAZA COMMERCIAL COMPLEX

         Praha Plaza s.r.o., a wholly-owned Czech subsidiary of PC, owns a commercial complex comprised of a number of buildings located in the Third District of Prague. Their strategic location allows for convenient transportation to the complex.

         The buildings are located on property totaling approximately 50,000 square meters (approximately 550,000 square feet) and consist of a five floor main building and a basement, an office building consisting of four floors and an office building of two floors. In addition, there are a number of other buildings of one floor each. The total leasable area of the buildings is approximately 45,000 square meters (approximately 495,000 square feet). The property is currently operating as a commercial complex with a 50% occupancy rate as at May 31, 2004.

         PROJECT MANAGEMENT AND SUPERVISION

                  PROJECTS UNDER DEVELOPMENT AND CONSTRUCTION

         Each of PC's Hungarian subsidiaries that engages in the construction of a mall enters into a Management Services and Cost Allocation Agreement with HOM Kft., a wholly-owned subsidiary of PC ("HOM"), pursuant to which HOM renders general management, administration and project development services to each of the subsidiaries from the early development stages until the commercial and entertainment mall is opened. Companies similar to HOM operate in Poland and will be incorporated in each of the countries in which PC is active in order to serve the projects in the relevant country.

         In addition each of the subsidiaries that has initiated their respective projects until the end of 2002, entered into a Project Supervision Agreement with CDPM, pursuant to which CDPM provides project supervision and construction management services to each of the relevant subsidiaries during the construction phase of the project. In consideration for such services, CDPM is entitled to receive fees calculated at 5% of the cost of the design and construction related costs of the project excluding land acquisition and financing costs (which cost will be calculated as per the instructions in the agreement). See - "Item 7 - Major Shareholders and Related Party Transactions".

                  OPERATING PROJECTS

         Immediately following the completion and opening of each commercial and entertainment mall, the subsidiary that constructed the mall enters into a management agreement with Plaza Centers Management BV, a wholly-owned subsidiary of PC, or one of its local subsidiaries. Plaza Centers Management or its subsidiary renders to the subsidiaries that own the respective malls services relating to the ongoing administration, maintenance and operation of the commercial and entertainment malls, and receives service fees which are paid by the tenants of the commercial and entertainment malls.

         RESEARCH AND DEVELOPMENT IN MEDICAL IMAGING

         IMAGE GUIDED TREATMENT PRODUCTS

         All of EMI's activities in the image guided treatment field are performed through InSightec.

         ExAblate 2000(R) is based on breakthrough technology that combines high-intensity focused ultrasound with MRI imaging to achieve accurate destruction of tumors in a completely non-invasive manner and under real-time imaging control. The standard treatment for uterine fibroids is currently invasive surgery (hysterectomy). This new procedure, performed in an outpatient environment, has been shown to provide relief in women suffering from symptomatic uterine fibroids with minimal side effects.

         The Focused Ultrasound treatment of uterine fibroids may serve as a very good alternative to the current solution for this problem, namely hysterectomy, which is a major surgery with a considerable rate of complications and long convalescence time. An FDA approved Phase III clinical study for the same indication has been completed and submitted to the FDA for final regulatory approval in the United States (called PMA - Pre-market approval).

         ExAblate 2000(R) systems are being used in clinical studies at leading North American and European medical centers, including: Harvard's Brigham and Women's Hospital in Boston, Massachusetts; Saint Luc Hospital in Montreal, Canada; the Mayo Clinic at Rochester, Minnesota; John Hopkins Hospital, Baltimore; Saint Mary's of London; Charite in Berlin; Semmelweiss University in Budapest, Isei Kai Hospital, Osaka University ; and the Sheba Medical Center in Israel. About 750 clinical treatments for several indications have already been performed. Currently active Phase I and II clinical studies include treatment of breast cancer, breast fibroadenoma (benign tumor), pain palliation in bone metastases, liver tumors etc. First Phase I clinical studies on the treatment of brain tumors through the intact skull using a new, dedicated MRgFUS system temporarily designated ExAblate 4000 are expected to start soon at Brigham and Women's Hospital. InSightec's HIFUS technology is at the cutting edge of developments in its field, and contains several technical breakthroughs and advanced system concepts, which facilitate a dramatic improvement in treatment capabilities, as well as providing three-dimensional planning and follow-up capabilities. These developments are based on the extensive accumulated know-how in the medical imaging area, use of high-output ultrasound, MRI and robotics.


         ELSCINT
         -------

         HOTELS

-----------------------------------------------------------------------------------------------------------------------
                                                   TOTAL
                                  ELSCINT'S     CONSTRUCTED                         AVERAGE
                                   HOLDING          AREA                           OCCUPANCY
    NAME AND RATE OF HOTEL       PERCENTAGE      (SQ. FT.)       TOTAL ROOMS      DURING 2003     OTHER INFORMATION

-----------------------------------------------------------------------------------------------------------------------
Victoria Hotel, Amsterdam,           50%          220,000      305 (27 Suites)        92%       o  business center
Four Star
                                                                                                o  health center
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                                   TOTAL
                                  ELSCINT'S     CONSTRUCTED                         AVERAGE
                                   HOLDING          AREA                           OCCUPANCY
    NAME AND RATE OF HOTEL       PERCENTAGE      (SQ. FT.)       TOTAL ROOMS      DURING 2003     OTHER INFORMATION

-----------------------------------------------------------------------------------------------------------------------
Utrecht Park Plaza Hotel,            50%           55,880      120 (40                64%       o  70 parking spaces
Utrecht, The Netherlands,                                      executive rooms)                 o  11 conference rooms
Four Stars
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Astrid Park Plaza Hotel,            100%          223,300      229 (19                72%       o  includes an
Antwerp, Belgium, Four Stars                                   business suites)                    oceanarium
                                                                                                   attraction
                                                                                                   (Aquatopia)
                                                                                                o  18 meeting rooms
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Sandton Park Plaza, Hotel,         33.33%          89,100      138 (61 suites)        51%       o  business center
Johannesburg, Four Stars
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Sherlock Holmes Hotel, London   45.0% equity       67,460      119 (17                77%       o  fitness center
                                 50% voting                    executive                        o  main meeting
                                                               studios, 3                          room for 600
                                                               split level                         people
                                                               "loft" suites)                   o  6 board rooms
-----------------------------------------------------------------------------------------------------------------------
Victoria Park Plaza Hotel,           50%          242,000      287 (22 business       84%       o  Executive lounge
London (standard of building                                   suites and 12                    o  health club
equivalent to "four star                                       main suites)                     o  main conference room
deluxe")                                                       and 12 apartments                   for up to 750
                                                                                                   people
                                                                                                o  13 additional
                                                                                                   convention rooms
                                                                                                o  underground
                                                                                                   parking facilities
-----------------------------------------------------------------------------------------------------------------------
Centreville Hotel Apartment          72%          205,000      230                    85%       o  Fully
                                                                                                   operational since
                                                                                                   May, 2003.
-----------------------------------------------------------------------------------------------------------------------
Riverbank (Thames) Project,      45% equity       337,100      396 and 96        The hotel is   o  full leisure
London, under development        45% voting                    luxury suites     under             center
                                                                                 construction   o  two main
                                                                                                   conference rooms,
                                                                                                   each with capacity
                                                                                                   of up to 650
                                                                                                   people
                                                                                                o  20
                                                                                                   additional
                                                                                                   conference rooms
-----------------------------------------------------------------------------------------------------------------------
Ballet Building Project, Budapest,   50%          143,000      196               The hotel is   o  construction
Hungary - in preliminary                                                         under             works to commence
development                                                                      development       during late 2004
-----------------------------------------------------------------------------------------------------------------------
Bucuresti Hotel, Bucharest,          72%          696,000      446               The hotel is   o  adjacent
Romania four star hotel                                                          closed for        historically
                                                                                 renovation.       protected building
                                                                                                   (restaurant)
                                                                                                o  health center
-----------------------------------------------------------------------------------------------------------------------


         BIOTECHNOLOGY INVESTMENTS

         Gamida develops proprietary technology for multiplying embryonic-like cells called "stem cells" outside the body that could potentially expand the use of stem cells in therapy. Stem cells are undifferentiated, primitive cells with the ability to multiply and differentiate into specific kinds of cells. Stem cells hold the promise of allowing researchers to grow specialized cells or tissue, which could be used to treat injuries or disease. Stem cells could serve in the near future as replacement of bone marrow for cancer patients undergoing radiation therapy. In addition, stem cells could become the vehicle of choice for gene therapy and, ultimately, be used for tissue regeneration.

         As of December 31, 2003, EBM held approximately 33.3% of the outstanding shares of Gamida (29.2% on a fully-diluted basis) and had the right to appoint one quarter of the members of Gamida's board of directors.

         OTHER INVESTMENTS OF EMI

         In addition to its core operations, EMI holds interests in the following companies. Our investments in these companies is not significant to our results of operations. For further information as to these investments, see our financial statements included in Item 18 below.

         VCON TELECOMMUNICATIONS LTD.

         VCON Telecommunications Ltd. ("VCON"), an Israeli company is a developer and manufacturer of software videoconferencing systems for ISDN and Internet Protocol networks. VCON offers comprehensive meeting solutions for desk top, portable and group conferencing over ISDN, Transmission Control Protocol or TCP/IP, ATM, Satellite, xDSL and other carriers. VCON is headquartered in Israel with subsidiaries in the U.S. and Europe and with sales offices in Japan and China. VCON has established strategic alliances with leading high tech companies worldwide, to offer high quality audio, video and data collaboration. The company markets its products and services exclusively through a network of reseller partners, OEMs (original equipment manufacturers) and value added resellers worldwide. VCON is publicly traded on the Paris Stock Exchange (Nouveau Marche). In January 2004, VCON signed an agreement with a group of funds for the investment in VCON of $10 million, in exchange for shares and warrants of VCON. EMI holds 16% of the issued and outstanding share capital and other convertible securities of VCON (on a foully diluted basis and subject to the fulfillment of the mentioned investment).

         EASYRUN LTD.

         Easyrun Ltd. ("Easyrun"), an Israeli corporation, is engaged in the development and marketing of "call centers" solutions, which support under one platform, diversified infrastructure from historical telephonia and up to futuristic telecom equipment (IP switchboards) and modern e-commerce applications (Web). EMI holds a total of 30% in shares and other convertible instruments of Easyrun.

         OLIVE SOFTWARE INC.

Olive Software Inc. ("Olive"), a Delaware corporation, is engaged in the development and marketing of products that enable a transparent link between the newspapers' traditional printing systems and the world of e-publishing. These products enable newspapers and magazines to automatically present their printed edition on the internet, while supporting the e-commerce applications, personalization and interactive advertising. In addition, Olive develops and markets digital archive services for newspapers and libraries. In March 2004, the Sequoia fund invested $6 million in Olive in exchange for 26% interest in Olive (on a fully diluted basis). EMI's interest in Olive is 26% of Olive's on a fully diluted basis and following the above-mentioned investment.

         PATENTS AND PROPRIETARY RIGHTS; LICENSES
         ----------------------------------------

         In December 1998, InSightec's subsidiary acquired focused ultrasound technology from GE Medical Systems, which included all relevant intellectual property including 13 United States patents, at an aggregate purchase price of $5 million. As of May 31, 2004, InSightec has submitted approximately 40 additional patent applications, out of which 18 have already been approved in the US while the remaining ones are in process.

         EMI believes that its research orientation through InSightec in image guided treatment, a field of rapidly changing technology, increases the importance of patents which are intended to protect the ability of InSightec to develop, manufacture and market its products. InSightec is diligently expanding its intellectual property portfolio.

COMPETITION

         EMI
         ---

         COMMERCIAL AND ENTERTAINMENT MALLS

         There are a number of competitors in the Eastern and Central European countries in which EMI operates or intends to operate in the commercial and entertainment mall business, particularly in larger cities such as Budapest and Warsaw. The following factors, however, should be noted: (a) shopping centers which are not in close proximity and which do not draw their clientele from the same catchment areas are not considered as being competitive; (b) we believe that large retail centers (known as "power centers"), even if they compete with our centers directly merely by virtue of their proximity to our commercial and entertainment malls, are at a disadvantage because they do not offer the entertainment facilities which characterize our malls, and which we consider to comprise a significant element in the attraction of patrons; and (c) in the regional cities of Hungary, Poland, the Czech Republic as well as in Athens, Greece, the competitive activity is more limited.

         In addition to several ad hoc entrepreneurial projects, there are two significant groups operating a number of commercial and entertainment malls in the Eastern and Central Europe with whom we compete directly, namely the Corfu chain based in France and the ECE chain based in Germany. We compete with these chains in the pre-development stage (for acquisition of suitable sites), in the development stage (obtaining suitably qualified architects, consultants and contractors) and in the operational stage, if the malls compete for the patronage of the same population. We also compete for quality "brand name" tenants to occupy the rental units. In locations where competing malls are being constructed simultaneously, the first mall to open generally enjoys an advantage over its competitor, which is the reason for our emphasis on the expeditious completion of construction operations.

         Our Duna Plaza Commercial and Entertainment Mall in Budapest competes directly with the "West End Shopping Mall" which is more centrally located. The West End Shopping Mall benefits from proximity of bus and rail access points and is a western style shopping mall of a high standard offering substantially similar facilities to those offered by the Duna Plaza. Our Csepel commercial and entertainment mall in Budapest is less directly affected by the competition posed by the "West End" mall since it is located in a principally residential district, approximately three miles from the city center, and serves mainly the local residential population.

         Our Sadyba Best Mall in Warsaw competes directly with the "Mokotow Shopping Center", a shopping mall of a similar quality and standard that is located in the same district of Warsaw and serving the same population. Our Krakow Plaza mall competes with the M1 Power Center located in close proximity.

         In most of the cities in Hungary and Poland in which we operate or are developing commercial and entertainment malls, our malls are the only ones of their type in the city, and competition from other malls is therefore minimal or non-existent. In these cities we compete with traditional shopping outlets. These outlets lack the added benefit of the entertainment activities which our malls offer, and accordingly we believe that they have difficulty competing with us. The Helios Plaza Mall presently under construction in Athens, Greece is the first western style commercial and entertainment mall in the entire Greater Athens area (which includes Piraeus). Accordingly, we believe that this mall will enjoy a significant advantage when it opens. However, there can be no certainty that this competitive advantage will continue, especially in the larger metropolitan areas, which have populations sufficient to support more than one mall.

         HOLDINGS AND INVESTMENTS IN RESEARCH AND DEVELOPMENT COMPANIES

         The competition in the HIFUS products field can be divided into two main categories: alternative Minimally Invasive Surgery methods (MIS) and competing image guided high intensity focused ultrasound systems (HIFUS).

         Regarding the MIS methods, in general, there are already tissue ablation methods in various MIS versions (e.g., radio frequency electromagnetic energy inserted into the body by a special needle, laser & cryogenic, and embolization), which are potential competitors with InSightec's application market. . We are not, presently, aware of any approved method in the clinical applications of breast tumors, uterine fibroids or brain tumors. Although these techniques might be somewhat less expensive, they are invasive and may be less accurate and less effective.

         Insofar as Image Guided HIFUS competition is concerned, although the field of HIFUS tissue ablation is not yet clinically established, we know of several companies that are active in developing such systems and clinical applications. The imaging guidance of our system is to facilitate on-line/closed loop thermometry. We believe that this feature is essential to ensure the quality of the treatment. Philips has proclaimed in the past that it is developing a system similar to the one of InSightec. However, these statements have not been repeated in the last two years. To the best of our knowledge, the only ongoing activity is a basic research project at Bordeaux University aimed at provoking gene expression with MR guided Focused Ultrasound. EDAP S.A. is marketing in Europe a non-real time ultrasound guided HIFUS transrectal system for treatment of prostate cancer. EDAP received certification by the European Economic Community in 2000 for its HIFU device for the treatment of localized prostate cancer. This system uses pre-treatment ultrasound guidance and no real time control. The device is also approved for the Canadian, Russian and South Korean markets. Siemens, which holds a minority interest in EDAP, collaborated with EDAP on an experimental system for the treatment of breast cancer. A single patient was treated and the activity has been discontinued. Focus Surgery Inc. is developing a HIFUS treatment system for benign prostatic hyperplasia and is also starting clinical trials on an ultrasound guided system for the treatment of prostate cancer. Toshiba has several patents in the field but no specific activity is reported besides a possible involvement with Focus Surgery. Hitachi has an old patent on some aspects of MR guided FUS, which it does not seem to be actively pursuing. Yuande Biological and Engineering Co. is a Chinese company that developed a general-purposed ultrasound guided HIFUS system. Its device does not have any thermal monitoring and the average treatment efficacy is considerably lower than InSightec's capability. Yuande has about 50 units which are all installed in China. Haifu Chongqing, is another Chinese company that has developed a general purpose ultrasound guided HIFUS system. This company also does not have yet any thermal monitoring and the treatment effect is monitoring by on line ultrasound device. While we believe that InSightec's image guided HIFUS system may be more effective than those of our competitors, this strength may be offset by our competitors that have significantly more resources than we do for development and marketing.

         ELSCINT
         -------

         HOTEL AND LEISURE

         The lodging industry in Europe has traditionally been classified on a grading system, with five-stars representing a luxury hotel and one-star a budget hotel. All of Elscint's hotels enjoy a four-star grading, or qualify as four-star establishments, while some are designated as "Four Star Deluxe" establishments.

         Each of Elscint's hotels competes with other hotels in its geographic area for clientele, including hotels associated with franchisers, which may have more extensive reservation networks than those which may be available to us. Elscint competes with other facilities on various bases, including room prices, quality, service, location and amenities customarily offered to the traveling public. Levels of demand are dependent upon many factors including general and local economic conditions and changes in levels of tourism and business-related travel. Elscint's hotels depend upon both business and tourist travelers for revenues.

         In addition, Elscint competes with other companies in the hotel industry for opportunities to purchase or build new hotels. Many of these other companies are larger than Elscint and have greater financial resources. Elscint's hotel in Utrecht, The Netherlands competes directly with the Holiday Inn hotel (which is located directly opposite our hotel), the Mercury Hotel and the President Hotel. Elscint's hotel in Antwerp, Belgium competes directly with the Hilton, Holiday Inn, Crown Plaza and Park Lane hotels, although Elscint believes that the average room rate in its hotel is competitive. The Victoria Park Plaza Hotel in London is in direct competition with a number of three-star plus and four-star rated hotels within relatively close proximity of the Victoria railway station, including the Thistle Grosvenor and the Victoria Holiday Inn hotels, both of which benefit from their close proximity to Victoria station, as well as the Thistle Royal Westminster, Rubens, Status Street, Ennins, St. James's Court and Merchant Court hotels. In addition, there is a considerable number of traditional budget hotels in the proximity of the Victoria Hotel. The hotel that Elscint is planning to construct in Budapest, Hungary will compete directly with the Kempinski, Marriott, Hilton, Inter-Continental and Hyatt hotels. The Bucuresti Hotel in Bucharest competes with the Hilton situated directly across the street, the Intercontinental, and the newly opened Marriott Grand Palace hotel.

         THE ARENA

         There is a large number of shopping malls located in the Greater Tel Aviv area and in its satellite cities, including Herzlia, Ra'anana, Petach-Tikva and Rishon LeTzion. The Arena's main competitors are a shopping mall located in Herzlia and another, located in northern Tel-Aviv approximately 8 kilometers from the site. All these malls compete vigorously for tenants and customers. Elscint is attempting to establish a competitive edge, both due to: (a) the unique location of the Marina, overlooking the Mediterranean Sea; and (b) the strong emphasis on the entertainment facilities offered to its patrons.

         BIOTECHNOLOGY INVESTMENTS

         Start up companies, including companies in the biotechnology field, tend to operate in a highly competitive environment. In order to succeed, the products or services require a unique "added value" factor, relatively brief concept to market parameters, and aggressive marketing. Gamida faces competition from large international companies with access to financial resources and with well-established research and development capabilities. However, the biotechnology field, which is dominated by large multi-national conglomerates, although affected by global pressures on the investment market, is more resilient to market trends than the more volatile high technology industry.

SEASONALITY

         EMI AND ELSCINT
         ---------------

         COMMERCIAL AND ENTERTAINMENT MALLS (INCLUDING ELSCINT'S ENTERTAINMENT AND COMMERCIAL CENTER IN HERZLIA, ISRAEL)

         The entertainment and commercial center may experience seasonal shifts in retail activity. Generally speaking, peak holiday seasons (such as Christmas, Easter, Passover, the Jewish New Year and other national holidays), will show an increase in patron traffic, both for the purchase of holiday gifts and for utilizing the entertainment facilities offered by the center. The periods immediately following such periods tend to show a decrease in the number of patrons visiting the centers and a corresponding slow down in retail activity. However, this may be offset by the fact that the indoor facilities offer an air-conditioned environment for shoppers and patrons which is of particular significance during the warm summer months in Israel and during months when schools are in recess. .

         ELSCINT
         -------

         HOTEL AND LEISURE

         The business activities of the various hotels, especially in Western Europe, are influenced by several factors that affect the revenues and gross operating profit ("GOP"), either on an absolute basis or relative to other periods during the year. These factors include (i) seasonality of general business activity (which affects the volume of traffic in the business community), (ii) holiday seasons (such as Christmas and Easter), and (iii) the weather conditions. In Western Europe, these factors generally cause the first and third quarters to be weaker than the second and fourth quarters. However, in England, differences in the weather and certain other factors cause the first and second quarters to be weaker than the third and fourth quarters.

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

         However, the second quarter usually shows a marked increase due to more favorable weather conditions (spring to early summer) and the Easter holiday and the corresponding revival of both business and tourist activity, while the fourth quarter is usually the strongest period in the lead up to the Christmas and New Year's holiday season and a significant year-end increase in business activities.

         With respect to Elscint's South African hotel, generally the holiday seasons (Christmas and Easter) show slightly stronger results, although the depressed economy and the political uncertainty of the region have reduced occupancy rates to the point that seasonal comparisons are largely irrelevant.

GOVERNMENTAL REGULATION

         EMI
         ---

         COMMERCIAL AND ENTERTAINMENT MALLS

         The development, construction and operation of shopping and entertainment centers are subject to various regulatory controls, which vary according to the country of activity. In certain countries, such as Poland, a foreign company (or a local company which is controlled by foreign shareholders) is required to obtain a special permit for the acquisition of real estate properties in that country. In addition, some countries such as Poland and the Czech Republic require that a developer carry out an environmental report on the land before building permit applications are countenanced.

         In Poland, acquisitions of shares of a Polish company or of a foreign company that controls a Polish company require a permit from the Polish Anti-Monopoly Office. In Poland, Hungary and the Czech Republic, building permits are issued in two stages. The first stage determines the "building conditions", which addresses factors such as the proposed area to be constructed and its distribution over the floors of the building, the building "foot-print" within the plot, building lines, access routes, and conceptual design. Once the building conditions have been approved and have become lawful (see below), the application for the formal building permit is submitted, which includes detailed architectural building plans, sections, elevations etc. all of which must comply with the approved building conditions. Following the issuance of both the "building conditions" approval and the building permit approval, a period of time is allowed (which varies from country to country) for third parties whose rights are allegedly affected by the permits to file objections. Only in the event that this period passes without objection, or in the event that objections raised are dismissed by the competent authorities, do the permits become lawful, valid and available for execution. In some instances where the applicable town zoning scheme does not permit commercial activities of the type characterized by our malls, it is necessary to apply for an amendment to the zoning scheme, which may be a protracted process and may not necessarily be successful.

         Apart from the building permits which are required for the construction of the commercial and entertainment malls as mentioned above, the developers are required to obtain operating permits from the municipal authorities before the mall can be opened to the public and commence operation. Such permits will typically address issues such as fire fighting facilities, escape routes, mechanical integrity of systems, public sanitation, and compliance with the approved building conditions and building permits. In addition, the individual tenants are required to obtain operating or business licenses in order to commence business within the malls. In certain countries, video arcade operators may be required to obtain gaming licenses. The developers are also required to comply with local regulations governing the employment of its employees.

         HIFUS PRODUCTS

         The testing, manufacture and sale of InSightec's products are subject to regulation by numerous governmental authorities, principally the FDA, the European Economic Community (the "EEC"), and corresponding state and foreign regulatory agencies.

         The U.S. Safe Medical Devices Act of 1990 (the "SMDA") includes various provisions which are applicable to each of the existing products of InSightec and may result in the pre-market approval process (a process whereby the FDA approves a new system that has no predicate devices that have been approved in the past) for such products becoming lengthier and more costly. Under the SMDA, the FDA can impose new special controls on medical products. These include the promulgation of performance standards, post-market surveillance requirements, patient registries, and the development and dissemination of guidelines and other actions as the FDA may deem necessary to provide a reasonable assurance of safety and effectiveness.

         In June 1993, directive 93/42/EEC for medical devices was adopted by the EEC. In June 1998, this directive replaced the local regulations and ensured free transfer of qualified medical equipment among member states. Medical devices that meet the established standards receive certification represented by the symbol "CE".

There are two types of certifications that are granted: (i) general certification of a company and (ii) certification for a specific product. Instead of choosing to comply with directive 93/42/EEC InSightec decided to comply with International Standard ISO 9001 (European Standard EN 29001) entitled "Model for Quality Assurance in Design, Development, Production, Installation and Servicing" and its extension to medical products EN 46001 which satisfies the medical device directive. On May 10, 2001, InSightec obtained a certification by the European Notified Body that it complies with the requirements of ISO 9001 and EN 46001.

         In 1985, Israel and the United States entered into a free trade agreement which generally enables tariff-free transfer of InSightec's products into the United States. As a result of an agreement entered into between Israel and the EEC, the EEC has abolished customs duties on most Israeli industrial products, including all InSightec products of which Israeli or EEC origin can be proved.

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

         In the Benelux countries, there is a "Benelux-Hotelclassificatie" (Benelux hotel classification system). In the Netherlands, this classification system is conducted by the "Bedrijfschap Horeca en Catering", a trade organization established by law in collaboration with the consumer society ANWB (which is a consumer society comparable to the AAA in the United States of America). Elscint's hotels in the Netherlands have received a four-star rating. Restaurants and hotels operating in the Netherlands must operate under the management of a general manager and a local manager.

         According to Dutch law, when a company sells its business, it is obligated to transfer all employees together with the business. The hotel and restaurant industry in the Netherlands has a collective labor agreement, which provides a grading system for employees in the hotel and restaurant industry. For each grade, there is a minimum wage mandated. Among other things, the provisions of the collective labor agreement obligate the employer to provide money for employees for a number of funds.

         The total obligations of the companies in the Netherlands that arise from the termination of employees, in accordance with the laws in the Netherlands and labor agreements in effect, are covered by (i) current payments to government institutions for provisions for the retirement of employees or their dismissal; (ii) current payments to life insurance companies for pensions; and (iii) a provision included in their financial reporting.

         Belgium

         In Belgium, the grading of hotels is conducted by a tourism organization which operates under the authority of, and in accordance with regulations issued by, the Belgian Ministry of Tourism. Hotels which are not graded are prohibited from operating as a hotel. This organization regulates and grades hotels and restaurants including supervising the method of engaging in agreements and advertising tariffs and the hotel. The regulations also establish the rating of hotels using the "stars" method. As of April 30, 2002, the evaluation of the Astrid Park Plaza hotel has been completed and the hotel has received an official H-4 rating, which is equivalent to a "Four Star Deluxe" rating.

         In addition, various licenses and permits are required to be issued by governmental authorities (including permits for the operation of a restaurant, the sale of alcohol and food and beverage licenses, etc.) and in some instances by the municipal authorities (including illumination, operation of a public terrace during summer months, etc.). Governmental authorities conduct periodic reviews of installations and systems operating within the hotel (elevators, sprinkler systems, sanitation, etc.). Regulations govern the employment of employees, the observance of which is monitored by the employee's union and regulated by governmental authorities.

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

         Hungary

         The fact that the Ballet Institute Building has a historical landmark status under the protection of the Hungarian Historical Building Office (which has authority for the administration and preservation of the building), mandates that the planning consents and requisite permits for the proposed renovation of the Ballet Institute Building and its conversion into a hotel must be applied for and obtained from the Historical Building Office. In order to obtain such consents and permits, it is necessary to ensure that the renovation plans provide for the restoration of the building and the preservation of its historical status.

         Various government decrees establish the criteria for the rating of hotel establishments. These criteria include: size of rooms; suite-to-room ratio; number of restaurants and other catering facilities; level of room service provided; level of room amenities provided; air-conditioning; guest facilities; and the quality and periods of food and beverage services provided.

         Following the completion of the renovation, it will also be necessary to obtain an operating permit, which will only be issued after the following consents and approvals have been obtained:

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

        o The Fire Department as fire control authority for business establishments, commercial accommodations and hospitality establishments; and

        o The competent building authority (in Elscint's case, the Historical Building Office) certifying that the developer has executed the renovation and construction in compliance with the permits issued to it.

         The operating permit is issued for the hotel as a business activity. Other activities conducted within the premises (such as restaurants, bars, shops, health clubs, etc.) require special operating permits, which are issued by the local municipal authorities. The sale of alcohol on the premises requires a permit from the customs authorities.

         South Africa

         The Sandton Hotel is required to maintain, and currently maintains, licenses for the sale of alcohol on the premises, a trading license, and to comply with national and municipal regulations regarding food, hygiene and employees.

         Romania

         Building permits required under local applicable laws will be necessary in order to execute the renovation at the Bucuresti Hotel. In order to enable the re-opening of the hotel following renovation, the Bucuresti Hotel will be required to maintain licenses for the operation of the building as a hotel, the sale of alcohol on the premises and the operation of a restaurant and tourism services. In addition, the hotel will be required to maintain a trading license, and to comply with national and municipal regulations regarding food, hygiene, the operation and maintenance of the swimming pool, casino, elevators, health, sanitation, electricity, fire hazards prevention, and employees. The hotel will also be required to obtain local municipal and police approvals for the means of access to and egress from the hotel for motor vehicles.

         C.       ORGANIZATIONAL STRUCTURE

         EMI is a member of the Europe-Israel group of companies. Control Centers Ltd. ("Control Centers"), an Israeli privately-held company, is currently Europe Israel's largest shareholder (approximately 80%). EMI's significant subsidiaries and companies in which EMI has a significant interest as of May 31, 2004, are as follows **:

                                                                    COUNTRY OF       EMI'S DIRECT/INDIRECT OWNERSHIP
             NAME OF COMPANY                ABBREVIATED NAME       ORGANIZATION                (PERCENTAGE)
                                                                                          EQUITY           VOTING
Elbit Medical Holdings Ltd.                    EMH             Israel                      100%             100%
Elscint Ltd.                                   Elscint         Israel                       59%              59%
BEA Hotels NV                                  BEA Hotels      The Netherlands              59%*             59%*
Elscint Bio-Medical Ltd.                       EBM             Israel                       59%*             59%*
S.L.S.  Sails Ltd.                             SLS             Israel                       59%*             59%*
Elbit Ultrasound Ltd.                          EUL             Israel                      100%             100%
Elbit Ultrasound (Netherlands) BV              EUBV            The Netherlands             100%             100%
InSightec - Image Guided Treatment Ltd.        InSightec       Israel                     52.2%            66.7%***
Plaza Centers (Europe) BV                      PC  or   Plaza  The Netherlands             100%             100%
Plaza Centers Management Hungary Kft.          PCM             Hungary                     100%             100%
Superior Investments Ltd.                      Superior        Israel                      100%             100%

(*) These percentages are calculated as beneficially owned by EMI by virtue of its holdings of Elscint.
(**)  There are various additional companies in various stages of liquidation.

(***) The number of shares used to calculate this percentage excludes shares issued to a trustee pursuant to stock and option plans. See "Item 6 -- Directors, Senior Management and Employees -- Share Ownership -- InSightec Stock Option Plan."

PROPERTY, PLANTS AND EQUIPMENT

         EMI
         ---

         As of May 31, 2004, EMI (excluding Elscint) leased approximately 19,800 square feet in Israel for management and administration purposes, of which parts were leased from Control Centers at market prices. For further details see "Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions - Other - Lease".

         InSightec's operations are conducted in facilities mainly leased from unaffiliated entities. As of May 31, 2004, InSightec leased an aggregate of approximately 18,000 square feet in Tirat Hacarmel and Or-Yehuda, Israel, where it maintains its principal executive offices and performs its research, development and manufacturing activities. These leases will expire in 2005. Rental payments are linked primarily to the various Israeli price indices. Total annual rental expenses under these leases are $400,000. The leased property is adequate for InSightec's needs in the foreseeable future.

         Sadyba Centre SA, the owner of the Sadyba Best Mall, in which we hold a 50% interest (and an option to acquire the remaining 50% - See Item 4 - Information on the Company - Highlights of 2003), leases 305,668 square feet from the Municipality of Warsaw pursuant to a lease which expires on July 31, 2021. Monthly rental payments are approximately $35,000 including 22% VAT, which are partially off-set by rental received from the sub-lessee. The sub-lessee sub-leases an area of approximately 50,000 square feet upon which a gas station operates at an annual rental of approximately $50,000. No mortgages are registered over the long term lease rights in this property. A shopping mall with a total constructed area of 583,000 square feet is constructed upon this site, of which approximately 250,000 square feet are available for leasing. PC is contemplating the acquisition of the land from the Municipality of Warsaw.

         Duna Plaza is the owner of property measuring 596,470 square feet, upon which a commercial and entertainment mall is constructed, with a total leasable area of 501.000 square feet. Duna Plaza is undergoing a refurbishment of the mall for an estimated investment of (eurodollar)5 million ($6.25 million). Duna Plaza is also planning to extend the mall by approximately 185,285 square feet for an anticipated cost of (eurodollar)25 million ($31.25 million).

         Plaza House Kft. is the owner of a renovated building with a total built up area of approximately 26,400 square feet, which is constructed upon a plot of land measuring approximately 6,600 square feet on Andrassy Blvd. in central Budapest. A mortgage is registered over this property in favor of Hypo Vereinsbank as security for a loan granted to Plaza House Kft.

         The following mall-constructing subsidiaries are registered as the owners of certain rights to various properties, as follows:

                                      LAND
                                                       AREA         CONSTRUCTED      LEASABLE    MORTGAGE REGISTERED IN
NAME                                    TITLE          (SQ.FT.)    AREA (SQ.FT.)       AREA      FAVOUR OF:
Duna Plaza                             Freehold         476,000      1,100,000        600,000    OVAG(1)
Csepel Plaza                           Freehold         151,000       220,000         150,000    OVAG
Gyor Plaza                             Freehold         567,000       219,000         165,000    OVAG
Debrecen Plaza                         Freehold         152,000       372,000         161,000    MKB(2)+OTP(3)+ K&H(4)
Alba Plaza                             Freehold         321,000       223,000         165,000    MKB+OTP+K&H
Pecs Plaza                             Freehold         660,000       228,000         168,000    OVAG
Szeged Plaza                           Freehold         473,000       230,600         170,000    MKB+OTP+K&H
Miskolc Plaza                          Freehold         160,000       390,000         161,000    MKB+OTP+K&H
Kanizsa Plaza                          Freehold         267,000       117,000         83,000     CIB(5)
Kaposvar Plaza                         Freehold         296,000       133,000         91,000     MKB
Szolnok Plaza                          Freehold         51,500        165,600         77,500     K&H + OTP
Zala Plaza                             Freehold         110,000       112,400         80,000     K&H + OTP
Savaria Plaza                          Freehold         120,000       128,000         91,600     K&H + OTP
Sopron Plaza                           Freehold         548,000       234,000         164,000    OVAG
Nyir Plaza                             Freehold         485,000       218,000         150,000    Erste(6)
Sadyba Best Mall (50%) (*)            Leasehold         306,000       594,000         260,000    ----
Ruda Slaska Plaza                 Perpetual Usufruct    385,000       242,000         158,000    BANK SLASKI SA
Krakow Plaza                           Freehold         660,000       440,000         344,300    OVAG

(*)      Leased until 2021
(1)      Osterreichische Volksbanken AG
(2)      Magyar Kulkereskedelmi Bank Rt.
(3)      Orszagos Takarekpenztar es Kereskedelmi Bank Rt.
(4)      Kereskedelmi es Hitelbank Rt
(5)      CIB Kozep-europai Nemzetkozi Bank Rt.
(6)      Erste Bank Hungary

         ELSCINT
         -------

         PROPERTY IN ISRAEL

         Elscint uses leased office space in Tel Aviv for its management and administration activities. Leases on two sections of the properties expire during 2005. A part of the leased space in Tel Aviv is leased from Control Centers at market prices.

         In June 2003, the subsidiary of Elscint that acquired the rights to the Arena center was registered as the owner of the long term lease rights (for a term of 49 years with an option for an additional term of 49 years) to land owned by the Israeli Land Administration.

          In September 2000, Elscint won a tender for the acquisition of long-term lease rights to approximately 22 acres, situated on the bank of the artificial Lake Monfort near Ma'alot in Northern Israel. As a result of the economic situation and in view of the state of the tourist branch in particular, implementation of the project has been delayed

         PROPERTY IN THE UNITED STATES

         In June 1999, Elscint Inc., Elscint's wholly-owned United States subsidiary, purchased a building in Rockleigh, New Jersey for approximately $5.2 million. The building consists of approximately 40,000 square feet. Until March 2001, Elscint Inc. used approximately 5,000 square feet for its office space. Until the purchase of the property, Elscint Inc. leased it from its prior owner. In May 2003, Elscint Inc. signed an agreement with an unrelated third party for the sale of the building. Upon closing the transaction, on June 15, 2004, Elscint Inc. received total consideration of $4.75 million.

         PROPERTY IN EUROPE AND SOUTH AFRICA

         Set forth below is certain information with respect to our hotels and hotel projects in Europe and South Africa:

              -------------------------------------------------------------------------------------------
                       NAME OF HOTEL                          ENCUMBRANCES, MISCELLANEOUS
              -------------------------------------------------------------------------------------------
              Victoria Hotel, Amsterdam        o   land pledged as collateral to secure payment of
                                                   loan
                                               o   first priority mortgage and first priority lien
                                                   on all moveable assets
              -------------------------------------------------------------------------------------------
              Utrecht Park Plaza, Utrecht      o   long term lease rights pledged as collateral to
                                                   secure payment of loan
                                               o   first priority lien on all moveable assets
              -------------------------------------------------------------------------------------------
              Astrid Park Plaza, Antwerp       o   none
              -------------------------------------------------------------------------------------------
              Property located on              o   first priority mortgage on land and on moveable
              Euston Road,                         assets
              London (formerly known           o   first priority mortgage from revenues and
              as Bernard Shaw Hotel)               profits derived from the long-term lease agreements
                                               o   first ranking pledge on shares of subsidiary
                                                   that owns the rights to the land
                                               o   the hotel is leased for a period of 25 years
                                                   with an option for two additional periods of 15 years
                                                   each
              -------------------------------------------------------------------------------------------
              Sandton Park Plaza Hotel,        o   first priority mortgage on land
              Johannesburg,                    o   lien on all moveable assets and on $500,000 bank
                                                   deposit
              -------------------------------------------------------------------------------------------
              Victoria Park Plaza, London      o   first priority mortgage on land
                                               o   first priority lien on shares of subsidiary that
                                                   owns the rights to the land
                                               o   lien on all moveable assets
              -------------------------------------------------------------------------------------------



              --------------------------------------------------------------------------------------------
              Ballet Building, Budapest        o    property is unencumbered.
              --------------------------------------------------------------------------------------------
              Riverbank (Thames) property,     o    long term lease rights for 125 years
              London                           o    first priority mortgage on the lease rights
                                               o    first ranking lien on shares of subsidiary that
                                                    owns the rights to the lease
                                               o    lien on all moveable assets
              --------------------------------------------------------------------------------------------
              Sherlock Holmes Hotel, London    o    sub-lease for 99 years and an option to extend
                                                    to a total of 125 years (we are sub-lessee)
                                               o    lien on the sub-lease rights
              --------------------------------------------------------------------------------------------
              Bucuresti Hotel Complex,         o    property and movables are unencumbered.
              Bucharest,                       o    including Centreville apartment hotel
                                               o    lien on shares of the subsidiary that owns the complex
              --------------------------------------------------------------------------------------------


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS -

         You should read the following discussion in conjunction with the financial statements and notes thereto that are included elsewhere in this report. Certain statements made in this section or elsewhere in this report may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and it is possible that our actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Those risks and uncertainties incidental to the ownership and operation of commercial real estate include, but are not limited to: national, international, competitive market forces, changes in market rental rates, trends in the retail industry, the inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise, risks associated with acquisitions, environmental liabilities, the availability of financing, and changes in market rates of interest and fluctuations in exchange rates of foreign currencies. We undertake no duty or obligation to update or revise these forward-looking statements, whether as a result of new information, future developments, or otherwise.

GENERAL

         We are currently engaged, ourselves and through our subsidiaries, primarily in the following businesses:

         o ownership, operation, leasing, management, acquisition, expansion and development of commercial and entertainment malls in Europe, primarily in Central and Eastern Europe;

         o the ownership, operation, leasing, management, acquisition, expansion and development of hotels in major European cities through Elscint; and

         o research and development in the image guided focused ultrasound activities through InSightec.

         Acting through a Dutch subsidiary, EMI has become a leading developer of western style commercial and entertainment centers in Central and Eastern Europe. As of the date of this report, we owned 20 centers (including Elscint's mall in Herzlia, Israel) that are already active, while another 9 are at various stages of development and construction. Of the active centers, 12 will be sold to Klepierre as described in Item 4 above. Our operations commenced in Hungary, and several projects are currently under various stages of development in Poland, the Czech Republic, Greece and Latvia.

         Our revenues from the commercial and entertainment centers are primarily derived from leasing of assets and management fees, which are recognized pro rata over the term of the lease and/or the management services provided; and revenues derived by the hotels owned by Elscint, which are recognized upon performance of the service. Operating lease fees, which are received gradually over the period of the lease, are recognized as revenues by the straight-line method over the period of the lease.

         In 2003, we had total revenues, gross profit and net loss in the amounts of NIS 550 million (approximately $125.5 million), NIS 175.6 million (approximately $40.1 million) and NIS 112.1 million (approximately $25.6 million), respectively.

PREPARATION OF FINANCIAL STATEMENTS

         Our functional currency is NIS and our financial statements are prepared in accordance with Israeli GAAP. Israeli GAAP and U.S. GAAP differ in certain respects, which are summarized in detail in Note 24 to the financial statements included in Item 18.

         In accordance with the principles set forth in Opinion No. 36 of the Israeli Certified Public Accountants Institution, or ICPAI, the financial statements of autonomous foreign subsidiaries, or autonomous subsidiaries, are prepared in their local currency, which is their functional currency. The financial statements were translated into NIS on the basis of the exchange rates in effect on the balance sheet date after first being adjusted for inflation in their respective countries of principal operation. The differences arising between the adjustment of the Company's investment in its various other entities (including in loans of an investment nature) on the basis of the changes in the CPI in Israel, and the adjustment of the Company's share in the shareholders' equity of such entities on the basis of the changes in the exchange rate of the local currency as compared to the NIS and the rate of inflation in the respective countries, are included in shareholders' equity under the item "Capital reserves from the translation of financial statements of foreign investees." Financing expenses of foreign currency loans that financed the investments in the autonomous subsidiaries, as well as the related tax effect, are also included in the same item.

         The financial statements of the autonomous subsidiaries were translated into Israeli currency as follows:

         o Non-monetary balance sheet items were translated according to historical exchange rates and adjusted, through September 1999, on the basis of the changes in the exchange rate of the dollar, and from that date on, according to the changes in the CPI in Israel.

         o Monetary balance sheet items (items which represent amounts receivable or payable at face value, which represent their realizable value) were translated according to the exchange rate as at balance sheet date.

         o Statement of income items were translated, through September 1999, according to the average exchange rates prevailing when the transactions were effected, and thereafter according to the changes in the Israeli CPI. Differences arising from such translations are included in financing expenses.

         Because our revenues and expenses are recorded in various currencies, the results of our operations are affected by several inter-related factors, including the ratio between the value of the operational and functional currencies of the Company, the different rates of inflation in the countries where the Company operates and the timing and amount of the devaluation of the Israeli currency compared to the Euro and the U.S. dollar. For additional information relating to the impact of fluctuation on currency exchange rates, see "Determination of functional currency of investee companies" under "Critical Accounting Policies and Estimates" below.

         Financial data included in this discussion is derived from our consolidated financial statements and analyses based on our general accounting records and published statistical data. Such financial data has been rounded to the nearest thousand. For convenience purposes, financial data for 2003 presented herein for the fiscal year ended December 31, 2003, has been translated into dollars using the representative exchange rate on December 31, 2003 of NIS 4.379 = $1.00.

RECENT INVESTMENTS AND OTHER TRANSACTIONS

         The following investments and other transactions (i) have had a material impact on our results of operations as of December 31, 2003 or (ii) are expected to have a material impact on our results of operations in 2004, including but not limited to liquidity and capital resources:

  1. Sale of 12 centers to Klepierre: The net purchase price to be received by PC in connection with the acquisition by Klepierre from PC of 12 centers in Hungary was calculated according to the methodology established in the agreement in principle, based primarily on the centers' revenues (after deduction of certain operating costs and management fees at an agreed rate) and on agreed capitalization rates. On the date of approval of the agreement in principle, the value of the centers (determined as described above) was estimated at(eurodollar)277 million ($346.25 million) and PCM was valued at(eurodollar)8 million ($10 million), resulting in an aggregate value of(eurodollar)285 million ($356.25 million). Since Klepierre agreed to acquire 50% of PCM, the total purchase price was estimated at(eurodollar)281 million ($351.25 million)). The net consideration in cash following deduction of an aggregate amount of indebtedness relating to the assets, estimated on the date of approval of the agreement in principle at(eurodollar)90 million (NIS 500 million), was determined on the basis of the asset value of the sold centers (based on their revenues as described above), plus the balance of financial and other assets, less bank, financial and other liabilities relating to the centers (subject to adjustments that may be required 60 days following the closing of the transaction, based on the audited financial statements of the centers as of June 30, 2004). As security for achieving certain revenue targets, PC undertook to provide a bank guarantee of up to a certain annual amount, starting from the fifth year and through the tenth year from the transaction closing date (total of up to(eurodollar)7 million ($8.75 million)). The Guarantee will decrease annually as revenue targets are met.

  2. Obuda Island: In December 2003, a wholly-owned subsidiary of PC acquired control of a Hungarian company that owns land on the island of Obuda in the Danube River, in the heart of Budapest. The subsidiary acquired 66.8% of the ownership rights and 91% of the voting rights in the target company in consideration for(eurodollar)18 million. To finance such acquisition, a Hungarian bank granted the subsidiary a long-term loan of(eurodollar)14.4 million. The loan is linked to the euro and bears interest at Euribor + 2%, and it is fully repayable on December 31, 2005. As security for the loan, the subsidiary's holdings in shares of the target company were pledged, among other things. In addition, the repayment of the loan was guaranteed in the event that the building plans are not approved.

  3. In February 2004, the Hungarian bank exercised an option to acquire 50% of the rights in Ercorner in consideration for (eurodollar)1.9 million and the assumption of 50% of the loans received for financing the acquisition. Under the agreement with the bank, the parties have joint control (50% each party).

  4. In April 2004, a shareholders' agreement (joint venture) was signed, subject to fulfillment of certain conditions (mainly the authorities' approval of a change in the zoning according to the urban building plan and receipt of building permits), between the purchasing subsidiary and PC, on the one hand, and the minority shareholders in the target company, on the other hand, under which the minority shareholders agreed to pay the subsidiary $1 million in exchange for the equalization of their voting rights in the target company with their ownership rights therein (30%). The minority shareholders will have a put option, during 3 years from the transaction closing date, to sell their holdings in the target company to the subsidiary at a price reflecting the cost of acquisition of the shares by the subsidiary plus interest at Euribor + 2% less profits paid out by it up to the selling date. Concurrently, the subsidiary was granted a call option to require the minority shareholders to sell it, at the end of 3 years, the same shares, upon the same conditions, if the put option is not exercised by them. The parties undertook to complete their investments in the target company's shareholders' equity up to a shareholders' equity to bank loans ratio being not less than 20% to 80% respectively.

  5. During 2003, Plaza Centers signed an agreement pursuant to which it was granted an option, exercisable until May 31, 2004 (Plaza Centers and the other party to the agreement are negotiating the extension of such option) to acquire the 50% not owned by it in the Sadyba commercial and entertainment center in Warsaw, Poland, for a purchase price of approximately $19.5 million. The exercise of the option is conditioned upon, among other things, the acquisition of the currently leased land, the receipt of long term bank financing and the execution of a definitive agreement.

  6. In December 2003, Elscint completed the sale of its 16% interest (on a fully diluted basis) in Algotech Ltd., an Israeli privately-held company engaged in the development of medical imaging results management. Elscint received from the sale NIS 25 million, and the Company recognized, as a result of the sale, net capital gain of NIS 15 million (pre tax).

  7. During 2003, EMI and Elscint paid off loans in an aggregate amount of $130 million with the proceeds of certain deposits that had previously secured the loans. In addition, in July 2003 the Company and a subsidiary entered into a 10-year loan agreement with an Israeli bank for $65 million, which had been recorded, as of December 31, 2002, as short-term credit.

  8. During 2003, various companies in the Plaza Centers group entered into refinancing agreements with various banks, pursuant to which the companies received loans of up to 99 million Euro with terms of 12 years. The net cash flow resulting from such refinancing, in the amount of approximately 22.5 million

         Euro, was used mainly to repay certain loans to the Company, which used such amounts to repay loans extended to it by an Israeli bank.

  9. During 2003, Elscint received a long-term loan of $46 million (NIS 201 million) from a bank in Israel that was used to finance the construction of the entertainment and commercial center at the Herzlia Marina. Such loan is repayable during 2004.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         The following discussion should be read in conjunction with the consolidated financial statements of the Company included in Item 18 and notes thereto.

         A "critical accounting policy", is one that (i) is important to the portrayal of an entity's financial condition and results of operations and (ii) requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe that our critical accounting policies, estimates and assumptions, the impact of which is material to financial condition or operating performance, or the nature of which is material because of the level of subjectivity and judgment necessary for highly uncertain matters, are those described below.

         The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in Israel ("Israeli GAAP"), requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate, on an on-going basis, our estimates, including those related to impairment of real estate assets and investments, allocation of the consideration within a business combination, assessment of the probable outcome of litigation matters in which we are involved and other contingent liabilities, allowance for doubtful accounts, determination of subsidiaries' functional currency, current and deferred taxes and capitalization of costs. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments as to the carrying values of assets and liabilities that are not readily apparent from other sources. In preparing the financial statements and forming our estimates and judgments with respect to certain amounts included therein, we have utilized available information including, among other factors, our past history, industry standards and the current economic environment, while giving due consideration to materiality, as mentioned above. It is possible that the ultimate outcome, as anticipated by management in formulating its estimates inherent in these financial statements, will not materialize. Moreover, application of the critical accounting policies described below involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, the actual outcome could differ from these estimates. Other companies may use different estimates, which may have impact on the comparability of our results of operations to those of companies in similar businesses.

         This discussion relates to the primary consolidated financial statements presented in Item 18. For information on the differences between Israeli GAAP and U.S. GAAP, see Note 24 to the financial statements included in
Item 18.

         Issues regarding our financial statements, that, (i) in accordance with Israeli GAAP, are subject to considerable management judgment; and that (ii) involve critical assumption and estimates, are in general similar to those pursuant to U.S. GAAP, except for the accounting treatment regarding derivative financial instruments embedded within non-derivative instruments, in accordance with SFAS No. 133 and the accounting for stock options, in accordance with APB 25.

         Furthermore, assumptions, and estimates as well as management discretion that are exercised in determining accounting policy for the following instances under Israeli GAAP, are substantially similar to those used under US
GAAP: (i) evaluating the need for recording an impairment loss of long lived assets or investments; (ii) allocating the purchase price of a business combination; (iii) evaluating the outcome of litigations and other contingent liabilities; (iv) determining the functional currency of each of our foreign investees against deferred tax benefits; (v) assessing the liabilities for current taxes and the need for recording a valuation allowance; and (vi) capitalization of costs.

IMPAIRMENT AND DEPRECIATION OF LONG-LIVED ASSETS

         We evaluate the existence of any other - than - temporary decline and thus the need for an impairment loss on our real estate assets (used in operation or under construction), when indicators of impairment are present. Our evaluation is based, as from January 1, 2003, on our estimated selling price in the open market or the estimated value in use, based on discounted operational cash flow (before interest and income tax charges) expected to be generated by those assets ("cash flow"), whichever is higher ("recoverable amounts"). Through December 31, 2002, the valuation was based on estimated undiscounted cash flows. The impairment loss is recorded to the extent that the carrying amount of the assets exceeds their recoverable amount.

         Indicators we consider important so as to trigger an impairment review include, inter alia, the following: (i) a material adverse industry or economic trend; (ii) significant under-performance relative to historical or projected and expected operating results; (iii) a significant change in the manner in which an asset is used; (iv) significant changes, with an adverse effect in the market, economic or legal environment in which we operate or in the market to which an asset is dedicated; and (v) an accumulation of costs significantly in excess of the amount originally expected to be used for the construction, operation and/or holding of an asset.

         An impairment review process of any specific asset due to one or more of the triggers mentioned above, may be shortly postponed, in case the specific asset is a part of a sale agreement with a third party, for a price, which contradicts the necessity to record an impairment loss, as an outcome of these triggers. Failure to finalize the execution of the selling process could result in an additional impairment loss in the future, not previously recorded.

         Fair value estimates represent the best estimates based on industry trends, market rates and transactions. Our value in use estimation involves estimating the future cash flows expected to be derived from continuing use of an asset and from its ultimate disposal. Such value is based on reasonable and supportable assumptions as well as on historical results adjusted to reflect our best estimate of future market and economic conditions that we believe will exist during the remaining useful life of the assets. The discount rate used in measuring the value in use reflects current market assessments of the time value of money, industry risks as a whole and risks specific to the asset, and is the return that investors would require if they were to choose an investment that would generate cash flows of amounts, timing and risk profile equivalent to those that the enterprise expects to derive from the asset. Such rate is generally estimated from the rate implied in current market transactions for similar assets. When an asset-specific-rate is not directly available in the market, we use a substitute rate to estimate the discount rate, by evaluating, as much as possible, a market assessment of: (a) the time value of money for the periods through the end of the asset's useful life; and (b) the possible risk that future cash flows will differ in amount or timing from estimates.

         If an asset is considered to be impaired, an impairment loss is recorded. The impairment loss, if any, is measured by comparing the amount that reflects the fair value of the asset at the time impairment is evident, to its carrying amount.

         Based on management's estimates of future cash flows, our long-lived assets were determined to be recoverable, with the exception of an aggregate impairment loss of NIS 30.7 million ($7 million), which was recorded in the consolidated financial statements, through December 31, 2003.

         The recognition of an impairment to property and the potential impairment calculation are subject to a considerable degree of judgment, the results of which, when applied under different principles or different conditions or assumptions, are likely to result in materially different amounts and could have a material adverse impact on the financial statements. The evaluation of future cash flow expected to be generated by each property is subject to a significant uncertainty in the estimation of future income and expenses of each hotel's and/or each commercial center's operations, and the future capital expenditures. In preparing these projections, we make a number of assumptions concerning market share of the asset, benchmark operating figures such as occupancy rates, average room rate (in respect of hotels), rental fee rates (in respect of the commercial and entertainment center), collection rates, market prospects, industry labor cost prospects, operating efficiency of the management companies and the scope of maintenance and other operating expenses.

         Since market conditions and other parameters (such as macroeconomic environment trends, and others), which affect the recoverable amount, vary from time to time, the recoverable amount may be not adequate on a date other than the date the measurement was done (which is close to the balance sheet date). In the event the projected forecasts regarding the future cash flow generated by those assets are not met, we may have to record an additional impairment loss not previously recorded.

         Under different assumptions or conditions, the asset impairment analysis or the depreciation method may yield a different outcome, which may alter the impairment analysis on our assets, as well as the gain or loss on the eventual disposition of the asset.

         An indication that an asset may be impaired may sometimes indicate that the remaining useful life, the depreciation (amortization) method or the residual value for the asset needs to be reviewed and adjusted under accounting standards applicable to the asset, even if no impairment loss is recognized for the asset.

         Depreciation of real estate is based on the estimated useful life of the property (50 years in respect of commercial and entertainment centers and 67 years in respect of hotels) using the straight-line method. We commenced depreciating the commercial and entertainment center in Israel ("Arena"), during the third quarter of 2003, based on the straight - line method. In the beginning of 2004, we received an opinion from a structural and civil engineering consulting firm, stating that the remaining economic useful life of two hotels situated in London is no less than 95 years (substantially longer than the economic useful life previously used by us). Accordingly, depreciation expenses decreased (on an annual basis) by approximately NIS 800,000 (approximately $183,000).

         Changes in our estimates regarding the expected economic useful life of our assets, might significantly affect our depreciation and amortization expenses.

         For information on the differences between Israeli GAAP and US GAAP relating to impairment of long lived assets - see subsection A 11 to Note 24 to the consolidated financial statements included in Item 18.

IMPAIRMENT OF INVESTMENTS

         We evaluate permanent impairment on individual investments in its portfolio, when an investment has experienced a sustained decline (not of a temporary nature) in fair value below the carrying amount as of the date of evaluation. Management considers several factors, including: (i) a significant adverse industry or economic trend; (ii) significant under-performance relative to historical or projected operating results; (iii) the length of time during which such investment has experienced a decline; (iv) achievement of business plan objectives and milestones; (v) the value of each ownership interest in relation to the carrying amount; (vi) the financial condition and prospects of the investee; (vii) the volatility inherent in the external markets for these investments; and (viii) other relevant factors. These evaluations are subjective in nature. Permanent declines in value result in a charge to net income (until December 31, 2002 - to net income or against "cumulative foreign currency translation adjustment reserve" in the shareholder equity, as applicable), reducing the carrying amount of the investment.

         We record an investment impairment charge when we believe an investment has experienced a decline in value that is not temporary in nature. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to generate the anticipated cash flow from holding the investee company and recover the carrying amount of the investments, thereby possibly requiring an impairment charge in the future.

         Through December 31, 2003, we recorded a write-down of such investments in the aggregate amount of NIS 98.4 million ($22.5 million).

         For information on the differences between Israeli GAAP and U.S. GAAP with respect to "investment in investee companies" - see subsection A 12 to Note 24 to the financial statements included in Item 18.


BUSINESS COMBINATIONS

         We allocate the purchase price of acquired companies and properties to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. In order to allocate the purchase price attributed to each acquired company and/or asset (tangible and intangible; monetary and non-monetary) and liabilities, we identify and estimate the fair value of each of the main acquired tangible assets (land, building, improvement and other equipment) and estimate any other identifiable intangible asset. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

LITIGATION, OTHER CONTINGENT LIABILITIES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

         a. We are currently involved in various litigation disputes in substantial amounts. We provide a provision for contingent obligations (including those in respect of discontinued operations) when the obligations are probable and the amounts may be estimated reasonably. We include in our financial statements provisions which, in management's opinion based on, among other factors, legal consultation and past experience, are deemed adequate to cover the costs and resources necessary to satisfy the potential liabilities under these claims. The outcome of such contingent liabilities may differ materially from the assessment of management. Management periodically evaluates these assessments and makes appropriate adjustments to our financial statements. In addition, as facts concerning contingencies become known, we reassess our position and make appropriate adjustments to the financial statements.

         We are involved in litigation matters, the amount or outcome of which may not be estimated (e.g., class actions). Because of the uncertainties related to amounts and/or ranges of losses in these remaining litigation matters, neither our management nor our legal advisors are able to make a reasonable estimate of the liability that could result from an unfavorable outcome and accordingly no provision is provided for such claims. As additional information becomes available, we will re-assess the potential liability related to our pending litigation and will revise our estimates accordingly. Such revisions in our estimates of the potential liability could materially impact our results of operations and financial position.

         b. We examine, on an ongoing basis, the volume of credit extended to our customers in the ordinary course of business (including long term loans to third parties, in line with and regarding our business) and accordingly, record a provision for doubtful accounts based on those factors affecting credit risks, based upon the judgment of management. We periodically evaluate the quality and value of loans granted by us to various third parties in the ordinary course of business, taking into consideration the security provided therefor, the term of the loan and our past experience with these third parties.

DETERMINATION OF FUNCTIONAL CURRENCY OF INVESTEE COMPANIES

         In preparing our consolidated financial statements, we are required to evaluate the functional currency of certain subsidiaries operating outside of Israel (especially in Europe). In principle, the functional currency is the currency which management believes, based on qualitative criteria, reflects the economic nature of the events and circumstances relevant to the investee or currency that is extensively used in or has a significant effect on its activity. The functional currency is determined based on management's judgment and involves consideration of all relevant economic factors and circumstances affecting each subsidiary (e.g., the currency of the financial environment that significantly affects management in determining, inter alia, selling prices and payment conditions, or the currency used by management for the purpose of decision making). Generally, the currency in which each subsidiary executed (denominated and settled) the majority of its financing and transactions, which include purchases, billings, collections and payments (i.e., currency in which receivables and payments from current activity are denominated and settled or in which they are retained following their conversion) and the currency in which a majority of costs pertaining to the supply of services (e.g. payroll, maintenance and other expenditures) are denominated and settled, may indicate the functional currency. In these instances, the nature of the subsidiary's operations must also be considered. A significant change in the financial environment, or in the foregoing factors in whole or in part, may require management to re-assess its determination of the functional currency.

         Based on our assessment of the foregoing factors, we consider, at this stage, the local currency of each of our subsidiaries to be its the functional currency.

         When any subsidiary's functional currency is deemed to be the local currency, then any gain or loss associated with the translation of that subsidiary's financial statements, for consolidation purposes, is charged directly to a separate item in the shareholders' equity, namely "cumulative foreign currency translation adjustments". Exchange rate differences on net monetary items included in the subsidiary's financial statements which are denominated in, or linked to, currencies other than the functional currency, are recorded directly to the statements of operations. See also "Item 11 - Quantitative and Qualitative Disclosure About Market Risks - Exchange Rate Exposure" and " Exposure to net investment value of foreign entity".

         In the event the functional currency changes into a currency other than the local one, the amount of the foreign currency translation adjustment and/or the net income in each reported year following the date the change was implemented could be materially affected. (see below).

         On May 1, 2004, several countries, among them Hungary and Poland (countries in which the majority of activity of PC is concentrated), joined the European Union. The joining countries undertook to maintain an economic policy that conforms to certain monetary and regulatory targets and is aimed at realizing the necessary conditions for adopting the euro as the country's legal currency. Prior to joining, Hungary and Poland took significant action in this regard, such as: instituting monetary and fiscal reforms, including full liberalization of currency regime and lifting of foreign currency controls (such as freedom to make contracts as well as transfers and payments in foreign currency, free trading in the local currency abroad, lifting of the restrictions on sending foreign currency abroad, free trading in foreign securities, reporting, etc.). As a result, the PC Group companies that are incorporated and operate in Hungary and Poland (the "Companies") deemed it necessary to reconsider the currency in which they settle with their customers (lessees) ("Settlement Currency"), the manner and scope of protection of the value of their financial assets and liabilities, their currency risk management policy, the currency in which data base systems will be managed, etc. In view of the foregoing and concurrently therewith, the Companies reconsidered their operating and measurement currency, based on qualitative criteria, in accordance with the international standards (International Accounting Standard No. 21 and SIC No.
19), in respect of determination of autonomous subsidiaries' functional currency, and according to the nature of the Companies' operations and the changes in the economic environment in which they operate. In light of the above, PC's management is of the opinion that as from April 1, 2004, the euro reflects the business position and the results of operations (transactions) of the Companies more adequately than the local currency (Hungarian forint and Polish zloty), affecting the management policy and decision-making processes as well as the transactions (revenues and cost of acquisition/construction of assets) including the scope and prices thereof, the currency risk management policy and the financing activities of these Companies. Accordingly, the euro will serve as the functional currency of these companies starting from April 1, 2004.

         For information on currencies involved in our global operations, see "Item 11 - Quantitative and qualitative disclosure about market risks - Table I
- foreign currency risks".

ACCOUNTING FOR INCOME TAXES

         As part of the preparation of consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves an estimate by us of our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items, for tax and accounting purposes. These differences result in deferred tax assets and liabilities that are included in our consolidated balance sheet. Considerable management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We evaluate the weight of all available evidence to determine whether it is more likely than not that some portion or all of the deferred income tax assets could be realized. During the years through December 31, 2003 we recorded a valuation allowance for the full amount of our deferred tax assets (net, after provision) primarily consisting of certain net operating losses, as well as other temporary differences between book and tax accounting. The valuation allowance was recorded due to uncertainties surrounding our ability to utilize some or all of our deferred tax assets. In assessing the need for the valuation allowance, we consider future taxable income and ongoing prudent and feasible tax planning strategies. If the realization of deferred tax assets in the future is considered more likely than not, an adjustment to the deferred tax assets would increase net income in the period such determination is made. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to adjust our valuation allowance, which could materially affect our financial position and results of operations.

         The computation of current and deferred tax liabilities does not include taxes that would have arisen in the event of a sale of the investments in investees (except those that are to be liquidated), or upon receiving the retained earnings as dividends, since in some cases management's policy is not to sell them and/or to offer their retained earnings as a dividend distribution or otherwise, in the foreseeable future, in a manner causing a material tax burden on us (see Note 15B.(1)C to the consolidated financial statements included in Item 18). In assessing the need to provide a tax liability in respect of the abovementioned, we consider, inter alia, feasible tax planning strategies. Different assumptions or another management's policy, might significantly affect our tax expenses.

         As stated in Note 15g to the accompanying financial statements, final tax assessments have been received, in respect of our subsidiaries operating in Israel, through 1998, while the years 1999 and thereafter have not yet been assessed (see below). Tax authorities may, at this stage, challenge our tax strategy, and thus our income or loss for tax purposes could be significantly affected So that our tax expenses (current and deferred) could, therefore, increase or its recorded valuation allowance may decrease, significantly. Furthermore, our tax burden may significantly change as a result of changes in the tax rates which apply to our subsidiaries. In addition, the Company's tax strategy might be impacted by new law or rulings.

         In May 2004, Elscint was issued by the tax authorities tax assessments for the years 1999-2002, requiring it to pay additional tax of NIS 43.3 million (including interest, linkage differences and fines accumulated up to the assessment issuance date). Additionally, its tax losses (carried forward to
2003) were reduced by NIS 233.0 million, in respect of which Elscint recorded in its financial statements a valuation allowance for the full amount of the related deferred tax benefit. The main issues in the assessments relate to income on overseas deposits and loans to its subsidiaries operating abroad, generated, accrued and received abroad. Elscint contests these assessments, which were presented to it without detailed reasons, and it accordingly has submitted to the tax authorities a formal objection. In the opinion of Elscint's management, based on professional advice it received, these demands are unfounded and are not in accordance with the provisions of the Israeli Income Tax Ordinance and the regulations thereto relevant to the subject matter of the assessments. Accordingly, Elscint's management estimates that it will not incur additional significant costs from these assessments.

         CAPITALIZATION OF COSTS (TANGIBLE AND INTANGIBLE)

         We capitalize direct acquisition, construction and development costs, including initiation, pre-development and finance costs in real terms, as well as property taxes, insurance, and indirect allocated project costs, that are associated with the acquisition, development or construction of real estate projects, as and from the pre-acquisition stage until such time that construction of such real-estate project is completed and its development is ready for its intended use. Our cost allocation method requires the use of management estimates of the fair market value of each project component. Management bases its estimates on replacement costs, historical experience and assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the fair market value of real estate assets. Actual results may differ from these estimates and anticipated returns on a project, as well as the gain or loss from disposition of individual project components, and could vary significantly from estimated amounts. Costs previously capitalized that relate to (i) an abandoned development opportunity; (ii) a project not reasonably expected to materialize; or (iii) a project the expected economic benefit of which is doubtful, are written off and charged to the statement of operations.

         Furthermore, should development and construction activities decrease substantially, or be interrupted or delayed for a long time period, a portion of financial costs and project expenses may no longer be eligible for capitalization, and would be expensed.

         Our finance costs capitalization method requires us to use critical estimations and assumptions as well as management judgment to determine whether a specific asset under construction or development is qualified for capitalization. The date of commencement and/or the cessation of capitalization, the fulfillment of conditions and the period for suspension of capitalization (if any) and capitalization rate, are also subject to significant estimates and assumptions. Under other conditions or assumptions, the outcome might significantly differ.

         In valuing certain tangible and/or intangible assets (such as capital rental costs and costs incurred to obtain lease contracts or bank loans), we use critical estimates and assumptions on what marketplace participants would use in making estimates of fair value. Capitalized rental costs directly related to revenue from specific operating leases are amortized over lease terms. Other capitalized rental costs (not related directly to revenue) are amortized over the period of expected benefit. The amortization period begins when the project is substantially completed and held available for occupancy. Capitalized costs for obtaining bank loan are amortized over loan periods. Estimated unrecoverable amounts of unamortized capitalized rental costs associated with a lease or costs of obtaining loans or a group of leases or loans, are charged to expenses when it becomes probable that the lease or the loans will be terminated or extinguished, as applicable. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable (such as the assumptions regarding the period of time the obtained lease or loan will continue to be used in our portfolio or the level of judgment should be used in determining whether a change or modification of a debt instrument should be considered as a debt extinguishments or not, etc.). Assumptions may not always reflect unanticipated changes in circumstances that may occur.

       CRITICAL ACCOUNTING POLICIES RELATING TO RECONCILIATION TO U.S. GAAP

DERIVATIVE FINANCIAL INSTRUMENTS

         We have adopted since 2001 Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). Derivatives, as defined within SFAS 133 that are embedded within non-derivative instruments, must be bifurcated from the host instrument and accounted for in accordance with SFAS 133 when the embedded derivative is not clearly and closely related to the host instrument. However, rental for the use of leased assets and adjustments for inflation on similar property are considered to be clearly and closely related. Thus, the inflation-related derivative embedded in an inflation-indexed lease contract is not bifurcated from the host contract.

         In conformity with SFAS 133, foreign currency forward contracts that are embedded within a lease contract ("the host contract") should be bifurcated and accounted for separately ("bifurcation"). The bifurcated forward contracts are recorded at their fair value while changes in their fair values are charged to the statement of operations and classified under financial income, net. An embedded foreign currency instrument is not bifurcated from the host contract, if (i) contracts in which specified volumes of sales of one of the parties to the contract serve as the basis for settlement ("underlying"); and (ii) the host contract is not a financial instrument and it requires payments denominated in the functional currency of any substantial party to that contract.

         In determining the fair value of currency transactions, especially the fair value of derivatives, we are required to make critical estimates and judgments in respect of certain parameters, such as (i) interest rates; (ii) exchange rates (spot rates); (iii) forward rates; and (iv) period of lease.
When using our computation methodology, determination of fair value, may not practically be carried out, without significant reliance upon critical estimations and judgment, mainly due to (a) the existence of many lease agreements between lessees (including anchor tenants) and each of our 19 operating centers; (b) such leases are signed for various long term periods (between 5 to 20) years to which volatility is highly sensitive; (c) the existence of different type of conditions in different leases including (i) frequency of installments; (ii) options to extend the lease periods; (iii) the right to withdraw from lease agreements or to reduce, in certain events, rent fees by significant amounts; (d) a major part of the leases were executed prior to the issuance of SFAS 133, thus casting us extensive burden in collecting some important unavailable market information; and (e) our lease activities that are subject to embedded derivatives are being carried out mainly in Hungary and Poland, countries having no past experience in quotation complicated derivative financial instruments and in a functional currency of which there is little experience in derivative operations.

         Determination of whether an embedded foreign currency instrument is subject to bifurcation or is considered to be clearly and closely related to the lease agreement (mainly, due to conditions according to which volume of sales of one of the parties to the agreement serve as the basis of settlement), requires significant judgment and critical reasonable estimates by management.

         The estimated fair value of our financial instruments at December 31, 2003, 2002 and 2001 has been determined by us, using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value amounts, and accordingly on the profit and loss accounts, in accordance with the U.S. GAAP.

         The fair value estimates presented herein are based on pertinent information available to management as of each date. Although management is not aware of any factors that would significantly affect the estimated fair value amounts as of these dates, future estimates of fair value and the amounts, which may be paid or realized in the future, may differ significantly from amounts presented.

ACCOUNTING FOR STOCK OPTIONS

         We apply, in accordance with U.S. GAAP, the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in measuring stock-based compensation (including options). Accordingly, in some stock options plan no compensation expense has been recognized for options granted under our compensation plan because the grants were made at the quoted market value of the underlying shares which belong to a class of publicly traded securities. However, in one stock option plan of a subsidiary that is a privately held company, the subsidiary's management estimated the fair value at each grant date according to the best information available to it. In accordance with SFAS No. 123, Accounting for Stock-Based Compensation, compensation expense would be recognized based upon the fair value of the award at the grant date. Under other assumptions the fair value of the shares (options) and the "compensation component" implicit in the shares could be significantly different.

RECENTLY ISSUED ACCOUNTING STANDARDS

         For information on recently issued accounting standards under US GAAP, see Note 24 A.20 to the financial statements included in Item 18.

         For information on recently issued accounting standards under Israeli GAAP, see Note 2 S and 2 T to the financial statements included in Item 18.

OPERATING RESULTS

         The following table presents for the periods indicated certain information relating to revenues generated by EMI, cost of such revenues and gross profit:

                                                            YEAR ENDED DECEMBER 31,
                                         ---------------------------------------------------------------
                                               2003            2003           2002            2001
                                         ---------------   ------------   -------------   --------------

                                         Convenience
                                         Translation
                                              US $               NIS            NIS            NIS
                                            Thousands      Thousands      Thousands        Thousands
REVENUES

Commercial center operations                       79,254        347,056        279,776         132,212
Hotel operations and management                    43,207        189,205        206,679         139,226
Hotel leasing                                       3,082         13,495              -               -
Long-term projects                                      -              -          1,509          10,030
                                                  -------        -------        -------         -------
                                                  125,542        549,756        487,964         281,468
                                                  -------        -------        -------         -------

COSTS OF REVENUES
Commercial center operations                       44,054        192,916        150,005          66,646
Hotel operations and management                    40,577        177,690        193,686         126,228
Hotel leasing                                         802          3,510              -               -
Long-term projects                                      -              -          1,392           7,311
                                                  -------        -------        -------         -------
                                                   85,433        374,116        345,083         200,185
                                                  -------        -------        -------         -------

GROSS PROFIT
Commercial center operations                       35,200        154,140        129,771          65,566
Hotel operations and management                     2,630         11,515         12,993          12,998
Hotel leasing                                       2,280          9,985              -               -
Long-term projects                                      -              -            117           2,719
                                                  -------        -------        -------         -------
                                                   40,109        176,640        142,881          81,283
                                                  -------        -------        -------         -------

         The following table presents for the periods indicated the relationships of certain income statement items as percentages of net revenues of EMI:


                                                     YEAR ENDED DECEMBER 31,
                                                 2003(%)    2002(%)    2001(%)
                                                 -------    -------    -------
 Revenues                                         100        100        100
 Gross profit                                      32         29         29
 Operating Income (loss) before financial
 Other income, net                                  6          2         12
 Income (loss) after income taxes                 (28)        (7)        36
 Net income (loss) for the year                   (20)         8         38



FISCAL 2003 COMPARED TO FISCAL 2002

         Revenues from commercial and entertainment malls operations, hotel operations and management and hotel leasing for fiscal 2003 were NIS 550 million (approximately $125 million), compared to NIS 488 million for fiscal 2002, an increase of NIS 62 million, or 12.7%.

         Our commercial and entertainment centers and our hotels, which operate in various countries, report their operational results in the currency of their country of residence ("functional currency"). We translate our subsidiaries' result of operations into our reporting currency (adjusted NIS) based on the representative exchange rate as of the year-end of the functional currency and the NIS. Therefore, a devaluation of the NIS against each functional currency will cause an increase in our reported revenues in adjusted NIS and an increase in valuation of the NIS against each functional currency will cause a decrease in our reported revenues in adjusted NIS

         Revenues from commercial and entertainment malls operations for fiscal 2003 were NIS 347 million (approximately $79 million), as compared to NIS 280 million for fiscal 2002, an increase of NIS 67 million or 24%.

         The increase in revenues in the reported period compared to the corresponding period in the previous year was due to (i) three additional commercial and entertainment malls acquired in Hungary on February 25, 2002, whose results of operations for 2003 were for a full year (compared to ten months of operations in 2002), (ii) the commencement of operations of Elscint's mall in Herzlia, Israel, in June 2003, (iii) the devaluation of the NIS against the functional currency of some of the commercial centers, mainly the Euro(13.2 % in 2003), and (iv) an improvement in the operating results of four entertainment and commercial centers in Hungary and two entertainment and commercial centers in Poland in their second year of operations (these centers commenced operations in late 2001).

         Revenues from Elscint's hotel operations for fiscal 2003 were NIS 189 million (approximately $43 million) as compared to NIS 207 million for fiscal 2002, a decrease of NIS 18 million or 9%. The decrease in revenues of the hotel division resulted primarily from the following:

         (i) Revenues (in GBP) from the Bernard Shaw Hotel decreased by 25% after its lease to a third party in January 2003. As opposed to 2002, when this hotel contributed revenues of GBP 3.4 million, in 2003 this hotel did not contribute any revenues (lease payments received from the leasing of such hotel were recorded as revenue from hotel leasing). Such decrease in revenue was offset in part by (a) the improvement in revenues from other UK hotels and (b) a devaluation of the NIS against the GBP in fiscal 2003.

         (ii) The decrease in revenues from the Bucuresti complex (the Bucuresti Hotel and the apartments hotel ("Centreville")) (in Lei) was 42%, mainly due to the closing of the Bucuresti Hotel for renovation in December 2002 and due to partial annual operations of the Centreville apartments hotel (since May 2003).

         (iii) Revenues (in Euros) from Elscint's hotels in Belgium and the Netherlands increased by 0.8% in fiscal 2003, while in adjusted NIS Elscint reported an increase of 14%. The differences were attributable to the devaluation of the NIS against the Euro in fiscal 2003.

         Revenues from Elscint's hotel leasing in fiscal 2003 was NIS 13.5 million ($3 million). This revenue was derived from the leasing of the Bernard Shaw Hotel to a third party for a term of 25 years in consideration for a payment of a fixed amount in each of the first four years and from the fifth year thereon the amount is adjusted upwards at the rate of 2.5% per annum.

         Cost of revenues from commercial and entertainment malls operations, hotel operations and management and hotel leasing for fiscal 2003 were NIS 374 million (approximately $85.4 million), compared to NIS 345 million for fiscal 2002, an increase of NIS 29 million, or 8.4%.

         Cost of revenues from commercial and entertainment malls operations for fiscal 2003 was NIS 192 million (approximately $43.8 million), compared to NIS 150 million for fiscal 2002, an increase of NIS 42 million, or 28%. This increase resulted primarily from additional costs incurred in connection with the additional centers that were acquired during 2002 and the devaluation of the NIS against the functional currency of the commercial centers, mainly the EURO (13.2 % in 2003).

         Cost of revenues from hotel operations for fiscal 2003 was NIS 178 million (approximately $40.7 million), compared to NIS 193 million for fiscal 2002, a decrease of NIS 15 million, or 8%. The decrease resulted primarily from the leasing of the Bernard Shaw hotel, the closing of the Bucuresti Hotel and the partial annual operations of the Centreville apartments hotel.

         As a result of the foregoing factors, total gross profit for fiscal 2003 was NIS 178 million (approximately $40 million), or 32% of total revenues, compared to NIS 143 million, or 29% of total revenues, in fiscal 2002.

         Cost of initiation of projects in 2003 was NIS 9 million (approximately $2 million) compared to cost of initiation of projects in 2002 of NIS 17 million. These expenses were incurred primarily in connection with certain potential acquisitions of commercial and entertainment malls and hotels that did not materialize.

         Net research and development expenses in fiscal 2003 totaled NIS 44 million (approximately $10 million), after deducting NIS 7.5 million (approximately $1.7 million) for participation of the OCS, compared to NIS 28 million in fiscal 2002, after deducting NIS 7.6 million for the OCS's participation, in the prior year, an increase of NIS 16 million. All of the net research and development expenses were derived from InSightec's operations. In the twelve month period ended December 31, 2003, the Company recorded, under other income, deferred income amount (derived from the decrease in the rate of its holdings in InSightec during 2001, 2002 and 2003) in an amount of NIS 20.4 million (approximately $4.6 million). The increase in net research and development costs resulted primarily from an increase in the research and development budget of InSightec due to its expanded research and development activities aimed at obtaining FDA approvals for additional treatments.

         Sales and marketing expenses in 2003 totaled NIS 31 million (approximately $7 million), as compared to NIS 28 million in fiscal 2002. This increase resulted from additional marketing expenses incurred primarily in connection with Elscint's mall in Herzlia (which commenced operations in June
2003) as well as an increase in depreciation and amortization expenses, which was partially offset by a decrease in the allowance for doubtful accounts.

         General and administrative expenses in fiscal 2003 were NIS 87 million (approximately $19.8 million), as compared to NIS 88 million in fiscal 2002, a decrease of NIS 1 million. These general and administrative expenses included executive, administrative, legal and accounting activities, rental expenses and professional fees.

         Net financing expenses in fiscal 2003 were NIS 212 million (approximately $48 million), as compared to NIS 5.5 million in fiscal 2002, an increase of NIS 207 million.

         The increase in net financing expenses was due to the following factors:

         1. Changes in the exchange rate of the operational currencies of PC's subsidiaries which own the various centers, primarily the Hungarian Forint and the Polish Zloty (5.3% and 15.7%, respectively) in relation to the exchange rate of financing currencies (primarily the Euro), which resulted in financing expenses of NIS 100 million (approximately $22.8 million), compared to financing income of approximately NIS 64 million in fiscal 2002.

         PC's management has recently determined that the Euro will serve as the functional currency of its subsidiaries starting from April 1, 2004. Thereafter, we expect the above factor to have a minor, if any, effect on our financing expenses.

         2. An increase in the amount of loans extended to PC in order to enable it to contribute its portion of financing of new and existing mall projects, which resulted in increased financing expenses.

         3. A decrease in the income from derivative financial transactions entered into by the Company (a loss of approximately NIS 12 million (approximately $2.7 million) in fiscal 2003 compared to income of approximately NIS 12 in fiscal 2002). See "Item 11 - Quantitative and Qualitative Disclosure About Market Risks."

         4. A decrease in the liquid assets of the Company, which resulted in a decrease in financing income, and a revaluation of the NIS against the U.S. dollar, which resulted in an increase in financing expenses with respect to dollar-based loans. The foregoing resulted in financing expenses of approximately NIS 32 million (approximately $7.3 million) in 2003 compared to financing income of NIS 18 million in 2002.

         Part of the net financing expenses in 2003 were offset by net financing income of approximately NIS 22 million (approximately $5 million) which was derived from changes in the exchange rates of the currencies underlying the loans extended to the Company (mainly the U.S. dollar - from the revaluation of the NIS against the U.S. dollar by approximately 5.7%).

         Net other income in fiscal 2003 was NIS 34.7 million (approximately $8 million), as compared to NIS 9.5 million in fiscal 2002. Net other income in 2003 resulted from (i) a gain of NIS 77.4 million (approximately $17.7 million) (compared to NIS 55.8 million in 2002), consisting of NIS 24.7 million (approximately $5.6 million) from the sale by Elscint of its 16% ownership in Algotech Systems Ltd., NIS 20.4 million (approximately $4.6 million) of deferred income (deriving from the decrease in EMI's beneficial ownership in InSightec during 2001, 2002 and 2003) and NIS 32 million (approximately $7.3 million) (which was categorized as net other income instead of equity as a result of the repayment of loans by subsidiaries to the Company following the refinancing of loans previously extended to such subsidiaries (Under Israeli GAAP, upon a repayment, in whole or in part, of a loan by any of our consolidated subsidiaries that is an autonomous foreign entity through a repayment of an investment-type monetary balance, the accumulated capital translation adjustment relating to that monetary balance is released to the statement of operations as other income)), less (ii) a loss from the sale of assets in the amount of NIS
7.8 million (approximately $1.8 million) (compared to a loss of NIS 0.5 million in 2002), a provision for impairment of investments and assets in the amount of NIS 30 million (approximately $6.8 million) (compared to a provision of NIS 44 million in 2002) (and other expenses in the amount of NIS 4.7 million (approximately $1.1 million) (compared to NIS 1.7 million in 2002). The impairment resulted from sustained decreases in the fair value of certain centers and hotels. For additional information, see note 18J to the financial statements.

         In 2003, the Company recorded a tax income in the amount of NIS 20 million (approximately $4.6 million) compared to tax expenses of NIS 21.7 million for fiscal 2002.

         EMI's share in net loss of investee companies in fiscal 2003 totaled NIS 20.9 million (approximately $4.7 million), as compared to NIS 2.9 million in fiscal 2002, an increase of NIS 18 million. This loss was due to a net loss from the operations of the Group's investee companies as follows: Gamida (net loss of NIS 7 million (approximately $1.6 million), VCON (net loss of NIS 9 million (approximately $2 million), Olive (net loss of NIS 2 million (approximately $0.5 million) and Easyrun (net loss of NIS 3 million (approximately $0.7 million). In fiscal 2002 we included the group investee companies' losses/income only for the three-month period ended December 31, 2002 and not for the full fiscal year. For the first three quarters of 2002, we treated our investments in these companies under the cost method and not under the equity method.

         Income from discontinued operations in fiscal 2003 was NIS 12 million (approximately $2.7 million), as compared to NIS 54.7 million in fiscal 2002, a decrease of NIS 42.7 million. On December 31, 2002, Elscint sold to a third party all of its manufacturing, assembly, engineering, and integration activities of systems and sub-systems segment, which were performed at Elscint's plant in Ma'alot in northern Israel. Upon completion of this transaction, the group's activity in this segment was discontinued. The decrease in the net income from discontinued operations resulted primarily from the inclusion in 2002 of the results of operations and income from the sale of this business segment, which was not included in 2003.

         As a result of the foregoing factors, EMI had a net loss in fiscal 2003 of NIS 112 million (approximately $26 million), as compared to a net income of NIS 40.4 million in fiscal 2002.

FISCAL 2002 COMPARED TO FISCAL 2001

         Revenues from commercial and entertainment malls operations, hotel operations and management and long term projects were NIS 487 million, compared to NIS 281 million for fiscal 2001, an increase of NIS 206 million, or 73%.

         Revenues from commercial and entertainment malls operations for fiscal 2002 were NIS 279 million, as compared to NIS 132 million for fiscal 2001, an increase of NIS 147 million or 112%.

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

         Revenues from Elscint's hotel activities for 2002 were NIS 207 million as compared to NIS 139 million for fiscal 2001, an increase of NIS 68 million or 48%. The increase in revenues of the hotel division resulted primarily from (i) commencement of operation of the Sherlock Holmes and Victoria Park Plaza hotels in London at the end of 2001 and (ii) increase in the exchange rate of the Euro and the British pound against the NIS in 2002.

         As a result of the foregoing factors, total gross profit for 2002 was NIS 143 million, or 29% of total revenues, compared to NIS 81 million, or 29% of total revenues, in 2001.

         Cost of initiation of projects in 2002 was NIS 17 million, compared to cost of initiation of projects in 2001 of NIS 6 million. These expenses derived primarily from land acquisition activities in connection with non-realized commercial and entertainment malls, as well as hotels.

         Net research and development expenses in 2002 totaled NIS 28 million, as compared to NIS 24 million in 2001. EMI included in its results for fiscal 2002 income from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel ("OCS") in the amount of NIS 8 million. In the twelve month period ended December 31, 2002, the Company recorded, under other income, deferred income derived from an increase in the Company's share in the net book value of InSightec (resulting from the decrease in its percentage of shareholding in InSightec) at the end of 2001, in an amount of NIS 25 million.

         Sales and marketing expense in fiscal 2002 totaled NIS 28 million, as compared to NIS 8.3 million in fiscal 2001, an increase of NIS 19.7 million. The increase derived primarily from an increase in the activities of the commercial centers.

         General and administrative expenses in fiscal 2002 were NIS 88 million, as compared to NIS 62 million in fiscal 2001. These general and administrative expenses included executive, administrative, legal and accounting activities, rental expenses and professional fees. The increase derived primarily from an increase in administrative and general expenses in the subsidiary company Plaza Centers, which incorporates the activities of commercial centers, comprising an additional eight Commercial and Entertainment malls, over the course of the reported year.

         Net financing expenses in fiscal 2002 were NIS 5.5 million, as compared to net financing income of NIS 102 million in fiscal 2001. The transition from net financing income to net financing expenses in 2002 as compared to 2001 was primarily due to a combination of the following factors:

         1. An increase in the amount of credit loans (mainly in Hungary and Poland) assumed by group companies (mainly during the first quarter) for financing increases in investments in Commercial and Entertainment malls and the resulting increase in the cost of credit.

         2. A decrease in Elscint's liquid assets and in the rate of actual yield received by the group companies, resulting out of their investment in cash and deposits.

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

         Net other income in fiscal 2002 was NIS 9.5 million, as compared to NIS 34 million in fiscal 2001. Net other income in 2002 resulted from (i) a gain of NIS 55.8 million (compared to NIS 53.8 million in 2001), consisting of NIS 25 million from deferred income (derived from the decrease in EMI's percentage of shareholding in InSightec during 2001-2002) and NIS 30.8 million (which was moved from equity to net other income as a result of the repayment of loans by subsidiaries to the Company following the refinancing of loans previously extended to such subsidiaries by banks), less (ii) a loss from the sale of assets in the amount of NIS 0.5 million (compared to a loss of NIS 0.7 million in 2001), a provision for impairment of investments and assets in the amount of NIS 44 million (compared to a provision of NIS 17.4 million in 2001) and other expenses in the amount of NIS 1.7 million (compared to NIS 1.6 million in 2001).

         EMI's share in net loss of investee companies in fiscal 2002 totaled NIS 2.9 million. This loss was due to a net loss from the operations of the Group's investee companies: Gamida, VCON, Olive and Easyrun.

         On December 31, 2002, Elscint sold to a third party all of its manufacturing, assembly, engineering, and integration activities of systems and sub-systems segment (mainly related to medical imaging), which were performed in Elscint's plant in Maalot in northern Israel. Upon completion of this transaction, the group's activity in this segment and in the field of medical imaging in general was discontinued. Net income from discontinued operations in 2002 was NIS 55 million as compared with NIS 19 million in 2001.

         In the reported year, Elscint paid its shareholders (other than the Company) a cash dividend of $1.10 per share.

         As a result of the foregoing factors, EMI had a net income in 2002 of NIS 40.4 million, as compared to a net income of NIS 105.8 million in 2001.

B. LIQUIDITY AND CAPITAL RESOURCES

GENERAL

     EMI's capital resources are (i) proceeds from the sale of its assets in 1998, (ii) lines of credit obtained from Israeli banks, (iii) sales of assets and (iv) financing margins resulting from the refinancing of loans extended to the subsidiaries building the malls. Such resources are used for equity investments in the malls that are built by our subsidiaries (special purpose entities that are formed for the construction of the various malls). In most cases, we finance approximately 25%-30% of such projects through equity investments in the subsidiaries, while the remaining 70%-75% is financed through the mortgage of the underlying mall by the subsidiary building such mall in favor of local banks that provide financing. Upon the consummation of the sale to Klepierre of 12 of our malls, which is expected to occur by the end of July 2004, we expect to receive net proceeds of approximately Euro 90 million ($112.5 million). We will use such proceeds for, among other things, repayment of loans previously obtained by the Company from Israeli banks as well as future businesses and activities.

     Elscint's capital resources are (i) proceeds from the sale of its assets in 1998, (ii) lines of credit obtained from Israeli banks, (iii) sales of assets and (iv) financing margins resulting from the refinancing of loans extended to the subsidiaries building the hotels. Such resources are used for subordinated debt investments in our real estate assets that are built by Elscint's wholly-owned and jointly controlled subsidiaries that are formed for the construction and operation of our various real estate assets. The subordinated debt financing portion is typically 30%, and Elscint's portion of such amount varies based on the portion of its ownership in the relevant subsidiary. The balance of the amount needed for the construction of the assets is financed through the mortgage of the underlying real estate in favor of local banks that provide financing. The subordinated debt financing to Elscint's wholly-owned and jointly controlled subsidiaries is typically provided by Elscint through shareholders loans that are subordinated to the bank loans provided to the subsidiary.

     InSightec's capital resources are obtained primarily from equity investments. Such amounts are used for research and development and other general corporate expenses.

LIQUIDITY

     Major balance sheet items as a percentage of total assets as at December 31, 2003 and 2002 were as follows:

                                                  DECEMBER 31,
                                         2003                      2002
Current assets.......................    10%                       17%
Current liabilities..................    21%                       33%
Long-term liabilities................    51%                       38%
Minority Interest....................     8%                        8%
Shareholders' equity.................    17%                       19%

     EMI
     ---

     In July 2003, the Company and a subsidiary entered into a 10-year loan agreement with an Israeli bank for $65 million. Such amount had been recorded as of December 31, 2002 as short-term credit. The loan will be linked to the exchange rate of the U.S. dollar, bear interest at LIBOR plus 3.35% and will be repaid (principal and interest) in 18 equal semi-annual installments, commencing on June 30, 2004. As part of the agreement, an arrangement to accelerate repayment was established as follows: (i) net amounts received by the Company and/or its subsidiary from public or private offerings of securities of the Company and/or its subsidiaries, as part of a business merger, as the result of the realization of assets and/or investments, or as the result of refinancing or any other receipt of capital by the Company and/or its subsidiaries, will be used first to repay the loan; (ii) net amounts received from the sale of the shares of PC and shares of the subsidiary building the project (by means of sale or issue to a third party) or the sale of a project that it owns (in full or part), will serve to repay part of the loan (relative to the portion sold) that shall have been received to finance the investment in shares or projects realized, as the case may be; (iii) part of the net amounts to be received from refinancing will be used initially to repay the loan, as long as the total balance of the loan exceeds $40 million. Under the agreements, the Company and its subsidiary have the right, on any date stated in the agreement, to convert the linkage currency of up to 50% of the balance of the loans to Euro.

     Under the loan agreement, the Company undertook to comply with certain covenants, including a commitment to the bank to maintain during the term of the loan a certain minimum ratio of "adjusted equity" to "adjusted balance sheet" (as such terms are defined in the agreement). The Company also committed to a minimum "net operating profit" (before financing and before deduction of depreciation and amortization; and with respect to 2004 and 2005, also before deduction, respectively, of certain research and development expenses incurred by InSightec). The Company further committed to a minimum "net asset value" (after deduction of loans, including loans from the Company) of PC starting in 2004, which is to be determined by an external appraiser. The Company's current ratio, maintains the above covenants. The covenants will remain in force for as long as loan amounts outstanding from the Company exceed $30 million.

     In addition, PC registered in the bank's favor, for the entire term of the loan agreement, a fixed first lien for an unlimited amount and an assignment by way of a lien on the PC shares owned by it and on its shares in Sadyba (which lien will be removed upon receipt of a certain financing from a bank outside of Israel). The Company also undertook not to register pledges in favor of third parties on both existing and future assets without receiving the bank's consent (excluding pledges on new assets and/or projects, which will be in favor of the entity financing their acquisition and/or execution, and/or in case of refinancing). The Company also undertook, under certain conditions, to provide additional securities, including second liens on assets and rights acquired with funds provided to the Company in the framework of the loan agreement. If the Company fails to comply with all or any of the covenants, or upon the occurrence of certain events detailed in the agreement (including failure to provide the additional security), the bank will be entitled to demand the immediate repayment of the outstanding loan.

     During 2003, various companies in the Plaza Centers group entered into refinancing agreements with various banks, pursuant to which the companies received loans of up to 99 million Euro for terms of 12 years. The net cash flow resulting from such refinancing, in the amount of approximately 22.5 million Euro, was used mainly to repay certain loans extended to such subsidiaries by the Company, which in turn repaid certain loans extended to it by an Israeli bank.

     As security for an amount of $7 million (part of loans in the aggregate amount of NIS 155 million), which the Company received from another bank in Israel, the Company agreed that any Elscint shares owned by it would not be pledged without (i) receiving the bank's prior consent and (ii) repayment of part of the balance of the loans as agreed between the parties. The Company also pledged, in favor of that bank, deposits in the amount of NIS 85 million.

     ELSCINT
     -------

     In fiscal year 2003, Elscint entered into the following loan facilities:

     o In June 2003, Elscint's wholly owned subsidiary SLS Sails Ltd. ("SLS") entered into an agreement by which SLS was provided a credit facility of up to U.S.$ 46 million for purposes of financing the construction of the mall in Herzlia, Israel. The credit facility bears annual interest of Libor+2.5%, and it is repayable by April 1,2005). As security for the repayment of the loan, the lending bank was provided with the following security: (i) first priority charges on the mall and on the SLS shares owned by Elscint, (ii) floating lien on all of SLS's assets and rights of SLS towards lessees and (iii) a guarantee by Elscint. Furthermore, SLS undertook to comply with a number of financial and operating covenants for the duration of the loan. Should SLS fail to comply with all or any of these covenants, or upon the occurrence of certain events detailed in the agreement, the bank will be entitled to demand the immediate repayment of the loan. As of December 31, 2003, SLS was not in compliance with some of these covenants. The bank advised SLS, in writing, that it would not demand the repayment of the loan before April 1, 2005. As of December 31, 2003, SLS fully used this credit facility.

     o In June 2003, Elscint's jointly controlled subsidiary, Shaw Hotel Holding B.V. ("SHH") entered into a refinancing agreement with two financial institutions under which SHH was granted two loans in the total amount of GBP
58.3 million. The loans bear variable interest of Libor plus a margin. Under the terms of the agreement, GBP 34.1 million are repayable over a period of 25 years and the remaining (GBP 24.2 million) will be repaid at the end of the loan period (in 2027). SHH executed a hedging transaction for the purpose of establishing a fixed rate of interest for the period of the loans. Furthermore, SHH registered a first priority lien in favor of the banks on, inter alia, its real estate and all the rights to revenues and profits derived from the long-term lease contract. The shares of SHH owned by Elscint were also pledged as security for repayment of the loans. SHH agreed to comply with a number of financial covenants as specified in the refinancing agreements. This loan replaced another loan in the amount of GBP 24.4 million. The surplus cash flows (net of expenses relating to the refinancing loan and costs of obtaining the long term lease agreement with third party lessees) in the amount of GBP 33.8 million were distributed to SHH's shareholders, in which Elscint's share was GBP 11.3 million.

     o In December 2003, Elscint's jointly controlled subsidiary, Riverbank Hotel Holding B.V. ("RBH"), signed a long term credit facility agreement with a bank according to which the bank made available to RBH a credit facility in the aggregate amount of GBP 67 million. The facility shall be used initially for the payment of a short term credit facility previously provided by the bank and the remainder will be used to finance the cost incurred in connection with constructing the hotel. The loan bears an annual interest at the basic rate of the bank plus margin of 1.4%, provided that the rate of interest shall in no event be less then LIBOR plus 2.2% per annum. The loan is repayable over a period of 10 years, commencing on the earlier of (i) August 27, 2007 and (ii) a date on which certain hotel-related criteria set forth in the agreement are achieved, and the remaining balance is repayable as a bullet amount at the end of the period.

     As part of the agreement, the bank was provided with (i) a charge over RBH's tangible fixed assets and shares, (ii) a guarantee in favor of the bank provided severally by Elscint and the Red Sea Group (Elscint's partner in the construction of this hotel), each in an amount equal to 7.1% of the outstanding loan and (iii) a joint construction completion guarantee in favor of the bank that was provided by Elscint and Red Sea. In addition, Elscint has agreed to comply with a number of financial and operating covenants as specified in the loan agreement.

     The proceeds from this loan are used for the construction of the Riverbank hotel in London. As of December 31 2003, RBH draw funds form this facility in the amount of GBP 35.5 million.

     In August 2003, Elscint repaid a $55 million (NIS 243.7) bank loan out of the deposit that served as security for the aforementioned loan.

     The following table sets forth the components of our cash flows for the periods indicated:

                                                                         YEAR ENDED DECEMBER 31,
                                                  2003              2003               2002                 2001
                                               Convenience
                                               Translation          NIS                 NIS                  NIS
                                                   US $          Thousands           Thousands            Thousands

Net cash provided by (used in)
operating  activities (1).................       (1,903)          (8,333)              (3,966)              23,222

Net cash provided by (used in)
investing activities......................       30,016          131,443             (497,736)            (953,958)

Net cash provided by (used in)
financing activities......................      (39,962)        (174,995)             350,100              822,674

Net effect on cash due to changes
in currency exchange rates................          904            3,959                6,235               14,791

Decrease in cash and cash equivalents.....      (10,944)         (47,926)            (145,367)             (93,271)

(1) Net cash used by operating activities for the year ended December 31, 2003 was NIS 8.3 million, which represented net cash provided primarily by the mall and hotel operations and discontinued operations, offset by net cash used by InSightec's research and development activities in the amount of NIS 39 million.

     COMPARISON BETWEEN DECEMBER 31, 2002 AND DECEMBER 31, 2003
     ----------------------------------------------------------

     Cash and cash equivalents decreased to NIS 163 million (approximately $37 million) at December 31, 2003 from NIS 211 million at December 31, 2002. This decrease was primarily due to the ongoing investments in the commercial and entertainment malls, the construction of the hotels and general and administrative expenses, as well as research and development expenses incurred by InSightec.

     Deposits and short-term investments decreased to NIS 291 million (approximately $66.5 million) as of December 31, 2003 from NIS 768 million as of December 31, 2002. This decrease was due primarily to the repayment of certain short term loans out of deposits that secured the repayment of such short term loans.

     Hotels, commercial centers and other fixed assets increased to NIS 4.6 billion (approximately $1.1 billion) at December 31, 2003 from NIS 4.1 billion at December 31, 2002, primarily due to continuing investments in the commercial centers and in Elscint's hotels under construction in Europe.

     Other assets and deferred expenses increased to NIS 85.8 million (approximately $19.5 million) at December 31, 2003 from NIS 73 million at December 31, 2002, due to an increase in the activities of the commercial centers and the operations of Elscint's hotels.

     Assets related to discontinued operations decreased to NIS 16 million (approximately $3.7 million) at December 31, 2003 from NIS 112 million at December 31, 2002. This decrease was attributable primarily to the receipt of the proceeds from the sale in December 2002 of Elscint's subassemblies segment.

     Short-term borrowings decreased to NIS 918 million (approximately $209 million) at December 31, 2003 from NIS 1.63 billion at December 31, 2002 and long-term loans and other long-term liabilities increased to NIS 2.84 billion (approximately $648 million) at December 31, 2003 from NIS 2.176 billion at December 31, 2002. The decrease in the short term borrowings resulted from (i) repayment of loans, (ii) an agreement with an Israeli bank pursuant to which a certain loan was changed from a short term loan to a long term loan and (iii) repayment of certain short term loans out of deposits that secured the repayment of such short term loans. The increase in long term liabilities resulted from
(i) the refinancing of certain loans, which caused the amounts of such loans to be increased, (ii) an agreement with an Israeli bank pursuant to which a certain loan was changed from a short term loan to a long term loan, (iii) loans obtained for the financing of new malls and hotels and (iv) a devaluation of the NIS against foreign currencies underlying certain loans.

     Liabilities relating to discontinued operations decreased to NIS 82.8 million (approximately $18.7 million) at December 31, 2003 from NIS 110 million at December 31, 2002, primarily due to the payments of provisions previously accrued on Elscint's balance sheet in respect of the medical imaging and subassemblies businesses. See Note 21 to the Company's financial statements with respect to the liabilities relating to discontinued operations as of December 31, 2003.

     We anticipate, based on management's internal forecasts and assumptions relating to our operations, that our existing cash and funds generated from operations, together with our existing financing agreements, will be sufficient to meet our working capital and capital expenditure requirements for the completion of those projects whose construction has already commenced. Specifically, we intend to use the proceeds from the sale of 12 malls to Klepierre in the amount of approximately Euro 90 million (i) to repay various of our and our subsidiaries' loans and (ii) to finance the construction of additional commercial and entertainment centers (the construction of some of which has commenced and the construction of others is expected to commence during 2004), which construction shall also be financed through bank financing.

     Specifically, we expect to receive a loan of approximately $34 million, which we intend to use for (i) the purchase of the 50% of the Sadyba mall not already owned by us ($19.5 million), (ii) purchase from the Warsaw municipality of the land on which the mall is constructed, which land is currently leased under a long-term lease ($9 million), and (iii) $6.5 million, which will be used for general corporate purposes. There can be no assurance that this loan will be obtained at all or on terms favorable to us. In the event that the loan is not obtained, we will be required to seek other debt financing.

            In the event that our plans change, our assumptions change or prove to be inaccurate, business conditions change, or if other capital resources and projected cash flow otherwise prove to be insufficient to fund our operations (due to unanticipated expenses or other unforeseen events), we may be required to reduce our operating expenses or use more of our cash reserves to fund operating expenses. In addition, we may need to seek additional financing sooner than currently anticipated. We have no current arrangements with respect to sources of additional financing and there can be no assurance that we will be able to obtain additional financing on terms acceptable to us, if at all.

CONCENTRATION OF CREDIT RISK

     Cash and amounts on deposit in Israel and abroad are deposited in banks. For information on composition of the short and long-term investment portfolio, see Notes 4 and 8 to the financial statements included in Item 18. Such investments are exposed to market-price fluctuation, with the group affected by fluctuation of the Israeli capital market, over which the group has no control. Such changes may have an impact on the value of these investments upon realization.

     Most of the group companies are not materially exposed to credit risks stemming from dependence on a given customer. The group companies examine, on an ongoing basis, the amount of credit extended to their customers and, accordingly, record a provision for doubtful accounts based on those factors affecting credit risks of certain customers in the opinion of these companies' management.

     In 2003, the Controller of the Banks in Israel instituted new regulations governing lending by Israeli banks to groups of affiliated borrowers. Under these regulations, the banks are limited in their maximum exposure to groups of affiliated companies under a combined lending ceiling based on objective and subjective guidelines. As a result, the Company's borrowing capacity may be limited under certain circumstances, even if it has unused lines of credit, due to borrowing by companies affiliated with shareholders that are defined by the Controller of the Banks as controlling shareholders of the Company. In anticipation of such developments, the Company is developing credit facilities that will not be affected by the new regulations.

DERIVATIVE INSTRUMENTS

     Derivative financial instruments that are designated for hedging existing assets or liabilities are charged to the statement of operations when the results deriving from those assets or liabilities are included in the statement of operations. Derivative financial instruments that are not designated for hedging purposes are stated at estimated fair value. Changes in their fair value during the reporting period are included in the statement of operations.

     For information about financial instruments used, profile of debt, currencies, interest rate structure, and the use of financial instruments, see "Item 11 - Quantitative and Qualitative Disclosure About Market Risks".

OTHER LOANS

     EMI
     ---

We have entered into or assumed liability for various financing agreements, either directly or indirectly through our subsidiaries, to provide capital for the purchase, construction, renovation and operation of shopping and entertainment centers and hotels as well as for various investments in our other fields of operations. In our opinion, our working capital is sufficient for our current requirements; however, our subsidiaries may continue to borrow funds from time to time to finance their various projects. Set forth below is certain material information with respect to loans extended to EMI and its subsidiaries:

----------------------------------------------------------------------------------------------------------------------------------
NAME OF MALL/PURPOSE/                     AMOUNT AND TERM OF    AMOUNT OUTSTANDING
OTHER                                     LOAN                  AS OF 31/12/2003      LENDING BANK          INTEREST ON LOAN
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
EMI - General for financing future        $40.8 million for     $40.8 million.        Bank Hapoalim B.M.    Libor + 3.35%
businesses and activities, in             10 year to be
particular in the mall businesses and     repaid by 2013, in
refinancing a previous loan granted in    18 equal
relation to payment of a dividend         semi-annual
declared in April 1999.                   installments,
                                          commencing on June
                                          30, 2004.
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
NAME OF MALL/PURPOSE/                     AMOUNT AND TERM OF    AMOUNT OUTSTANDING
OTHER                                     LOAN                  AS OF 31/12/2003      LENDING BANK          INTEREST ON LOAN
----------------------------------------------------------------------------------------------------------------------------------

EMI - General for financing future        $9 million            $9 million            Bank Hapoalim B.M.    Libor + 3.35%
businesses and activities, in             repayable by June
particular in the mall businesses         30, 2004.
----------------------------------------------------------------------------------------------------------------------------------
EMI - General for financing future        Short term            $1.3 million          Bank Hapoalim B.M.    Libor + 3.35%
businesses and activities, in             revolving credit
particular in the mall businesses         facility in the
                                          amount of $ 1.3
                                          million
----------------------------------------------------------------------------------------------------------------------------------
EUBV - General for financing future       $25 million for 10    $25.4 million         Bank Hapoalim B.M.    Libor + 3.35%
businesses and activities, in             year to be repaid
particular in the mall businesses         by 2013, in 18
                                          equal semi-annual
                                          installments,
                                          commencing on June
                                          30, 2004.
----------------------------------------------------------------------------------------------------------------------------------

ADDITIONAL INFORMATION:

As part of the agreement, an arrangement to accelerate repayment was established as follows: (i) net amounts received by the Company and/or EUBV, from public or private offerings of securities of the Company and/or its subsidiaries, as part of a business merger, as the result of the realization of assets and/or investments, or as the result of refinancing or any other receipt of capital by the Company and/or its subsidiaries, will be used first to repay the loans; (ii) net amounts received as above from the sale of the shares of PC and shares of a Project Company (by means of sale or issue to a third party) or the sale of a project that it owns (in full or part), will serve to repay part of the loans (relative to the portion sold) that were received to finance the investment in shares or projects realized, as the case may be; (iii) part of the net amounts to be received from refinancing will be used initially to repay the loans, as long as the total balance of the loans exceeds $40 million.

Under the agreements, the Company and EUBV have the right, on any date stated in the agreement, to convert the linkage currency of up to 50% of the balance of the loans to Euro.

The Company undertook to comply with covenants, including, among others, an undertaking to maintain during the term of credit a minimum ratio of "adjusted equity" of the Company to its "adjusted balance sheet," as these terms are defined in the agreement. The Company also committed to a minimum "net operating profit" starting from 2004. The Company further committed to a minimum "net asset value" of PC starting from 2004, which is to be determined by an external appraiser.

As security for the credit received, EUBV registered a fixed first lien for an unlimited amount and an assignment by way of a lien on the shares of EUBV in PC and on its shares in Sadyba. The Company also undertook, subject to various exceptions, not to register pledges in favor of third parties on both existing and future assets, without receiving the Bank's consent. The Company undertook, in addition, under certain conditions, to provide additional securities as detailed in the agreement, including: second liens on assets and rights acquired with funds provided to the Company in the framework of the credit line. If the Company fails to comply with all or any of the covenants, or upon the occurrence of certain events detailed in the agreement (including failure to provide the additional securities), the Bank will be entitled to demand the immediate repayment of the credit.

----------------------------------------------------------------------------------------------------------------------------------
EMI - for investment in InSightec         $10 million credit    $10 million           Bank Hapoalim B.M.    LIBOR + 3%
                                          facility repayable
                                          in December 2004.
----------------------------------------------------------------------------------------------------------------------------------
InSightec - General for financing future  Short term            NIS 31.4 million      Bank Hapoalim B.M.    Libor + 2.5%
businesses and activities, in             revolving credit      ($7.2 million)
particular in the mall businesses         facility in the
                                          amount of NIS 31.4
                                          million ($7.2
                                          million)
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
NAME OF MALL/PURPOSE/                     AMOUNT AND TERM OF    AMOUNT OUTSTANDING
OTHER                                     LOAN                  AS OF 31/12/2003      LENDING BANK          INTEREST ON LOAN
----------------------------------------------------------------------------------------------------------------------------------
      ADDITIONAL INFORMATION:
      EMI provided a guarantee up to $5 million to this loan
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
EMI - General, for financing              $35.6 million. (1)    $35.6 million         Bank Leumi            Libor + 3.35%
acquisition of land property (including                                               Le-Israel Ltd.
the Sadyba mall)
----------------------------------------------------------------------------------------------------------------------------------
      ADDITIONAL INFORMATION:
      Pledge of cash deposit and securities of NIS 85 million ($19.4 million); negative pledge over Elscint's shares.
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
EMI - General for financing future        $1.2 million          $1.2 million          Israeli Discount      Libor +1.5%
businesses and acquisition of land        $4.1 million          $4.1 million          Bank Ltd.             Libor +3.3%
property
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
PC for refinancing the acquisition of     $3.150 million        $2.3 million          GMAC Commercial       Prime + 1.55%
the executive aircraft                    granted in February                         Finance LLC
                                          2003 repayable by
                                          May 2008
----------------------------------------------------------------------------------------------------------------------------------
      ADDITIONAL INFORMATION:
      Promissory note; pledge of the aircraft; assignment of maintenance program contract
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Alba Plaza                                Euro 75 million       Euro 21.1 million     MKB+K&H+OTP           Euribor+1.875%
Debrecen Plaza                            refinancing           Euro 17.9 million
Szeged Plaza                              facility to be        Euro 16 million
Miskolc Plaza                             repaid in 2017        Euro 17.2 million
----------------------------------------------------------------------------------------------------------------------------------
      ADDITIONAL INFORMATION:
      First ranking mortgage on all projects; floating charge on all assets of each project; pledge on interest in the malls; assignment of insurance proceeds; Borrowers undertook to maintain various financial covenants.
      Obligations of Borrowers are joint and several
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Csepel Plaza                              Euro 13.5 million     Euro 13.3 million     OVAG                  Eurilibor + 2%
Gyor Plaza                                Euro 21 million       Euro 20.7 million
Pecs Plaza                                Euro 15.5 million     Euro 15.3 million
                                          refinancing
                                          facility to be
                                          repaid by 2015

----------------------------------------------------------------------------------------------------------------------------------
      ADDITIONAL INFORMATION:
      Cross collateral mortgage granted by Csepel, Gyir and Pecs on their respective malls; Floating charge on assets; general assignment of rights; pledge over bank accounts; subordination agreement; pledge over insurance claims; agreement for designation of loss payee (18 months); assignment of quota to bank's trustee
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Kanisza Plaza                             Euro 4.9 million      Euro 3.8 million      CIB Kozep-Europai     Euribor + 1.5% - 2.1%
                                          facility to be                              Nemzetkozi Bank Rt.
                                          repaid by 2009
----------------------------------------------------------------------------------------------------------------------------------
      ADDITIONAL INFORMATION:
      First ranking mortgage on the mall; Assignment of leases in mall; Assignment of proceeds; Pledge over bank accounts
----------------------------------------------------------------------------------------------------------------------------------

--------------------
(1) EMI is negotiating with the bank an extension of the term of the loan to a long-term loan.

----------------------------------------------------------------------------------------------------------------------------------
NAME OF MALL/PURPOSE/                     AMOUNT AND TERM OF    AMOUNT OUTSTANDING
OTHER                                     LOAN                  AS OF 31/12/2003      LENDING BANK          INTEREST ON LOAN
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Kapsovar Plaza                            Euro 5.4 million +    Euro 7.7 million      MKB                   Euribor + 1.875%
                                          Euro 3 million                                                    +Euribor + 1.85%
                                          credit facility to
                                          be repaid by 2017
----------------------------------------------------------------------------------------------------------------------------------
      ADDITIONAL INFORMATION:
      First ranking mortgage on the mall; Pledge on interest in the mall;
      Assignment of leases in mall; Pledge over bank accounts; Floating lien on the mall's assets
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Szolnok Plaza                             Euro 5.5 million      Euro 4.7 million      K& H+OTP              Euribor + 1.75-1.9%
Szombathely Plaza                         Euro 5.9 million      Euro 5.1 million
Zalaegerszag Plaza                        Euro 5.3 million      Euro 4.5 million
                                          All to be repaid by
                                          2013
----------------------------------------------------------------------------------------------------------------------------------
      ADDITIONAL INFORMATION:
      First ranking mortgage on the mall; Assignment of insurance proceeds; Pledge on interest in companies constructing the malls; Lien on bank accounts of companies constructing malls; Assignment of all rights and benefits of respective companies under project agreements; Floating lien over assets of respective companies
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Tatabanya Plaza                           Euro 3.5 million      Euro 3.5 million      MKB                   Euribor + 1.85%
                                          facility to be
                                          repaid in 2006
----------------------------------------------------------------------------------------------------------------------------------
      ADDITIONAL INFORMATION:
      Pledge on interest of Tatabanya Plaza, suretyship of PC, Negative pledge, Pledge over shares of Helios Plaza,
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Krakow Plaza                                                                          OVAG
Tranch A                                  Euro 37.6 million     Euro 36.9 million                           Euribor +1.6%
Tranch B                                  Euro 3.8 million      Euro 3.5 million                            Euribor +1.6%
Tranch C                                  $ 7.6 million         $ 7.4 million                               Libor +1.6%
Tranch D                                  $ 0.85 million        $ 0.7 million                               Libor +2.15%
----------------------------------------------------------------------------------------------------------------------------------
      ADDITIONAL INFORMATION:
      First ranking mortgage over the mall; pledge over the interest in Krakow
      Plaza; assignment of all leases of premises in mall; pledge of bank accounts; assignment of insurance proceeds; assignment of contractor performance guarantee; OVAG has the right to elect one member of the board of directors of the company constructing the mall
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Ruda Slaska Plaza                         Euro 16 million       Euro 13.9 million     Bank Slaski           Euribor + 1.9%
                                          facility to be        credit facility
                                          repaid by 2015
----------------------------------------------------------------------------------------------------------------------------------
      ADDITIONAL INFORMATION:
      Blank promissory note made by the company constructing the mall; First ranking mortgage on the mall; Pledge on machines and equipment; Assignment of rights to certain financial assets; Assignment of rights under leases for premises in mall; Assignment of bank accounts and insurance proceeds;
      Guaranty signed by PC to cover construction costs in excess of $21.825 million
----------------------------------------------------------------------------------------------------------------------------------
Nyir Plaza                                Euro 13.2 million     Euro 10.3 million     Erste Bank Hungary    Euribor + 1.5%
                                          facility to be
                                          repaid by 2010
----------------------------------------------------------------------------------------------------------------------------------
      ADDITIONAL INFORMATION:
      First ranking mortgage on mall; First ranking mortgage on current and future assets; Pledge on shares of company
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
NAME OF MALL/PURPOSE/                     AMOUNT AND TERM OF    AMOUNT OUTSTANDING
OTHER                                     LOAN                  AS OF 31/12/2003      LENDING BANK          INTEREST ON LOAN
----------------------------------------------------------------------------------------------------------------------------------
      constructing the mall; Assignment of all leases of premises in mall; Pledge on bank accounts;
      Certain guaranties by PC
----------------------------------------------------------------------------------------------------------------------------------
Praha Plaza                               Euro 6 million        Euro 3.5 million      OVAG                  Euribor + 2.35%
                                          granted in March
                                          2003, to be repaid
                                          in 2008.
----------------------------------------------------------------------------------------------------------------------------------
      ADDITIONAL INFORMATION:
      First ranking mortgage on the land; pledge on interest of borrower;
      assignment of current and future leases; assignment of tenant guarantees;
      pledge of liquidity deficit account; assignment of insurance claims;
      subordination of shareholders loans;
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Pireas Plaza                              Short term facility   Euro 7.5 million      Pireas Bank           Euribor + 2%
                                          of Euro 7.5 million
----------------------------------------------------------------------------------------------------------------------------------
      ADDITIONAL INFORMATION:
      First ranking mortgage on the land
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Plaza House                               Euro 2.75 million     Euro 2.2 million      Hypo Vereinsbank      Euribor + 1.35%
                                          credit facility to    credit facility       Hungaria
                                          be repaid by 2011
----------------------------------------------------------------------------------------------------------------------------------
      ADDITIONAL INFORMATION:
      First ranking mortgage on the building; Right under a 10-year lease; Pledge on interest in the constructing company;
      Floating lien on assets of mall constructing company; Assignment of claims under lease or sale of property;
      Assignment of insurance proceeds; Certain guaranty by PC for construction costs
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Duna Plaza                                Euro 42.4 million     Euro 39 million       OVAG                  Euribor + 1.85%
D2 Tranch 1                               Euro 22.5 million     Euro 20.7 million                           Euribor + 1.85%
D2 Tranch 2                               Euro 5 million        Euro 3 million                              Euribor + 2.35%
                                          Facility to be
                                          repaid by 2016
----------------------------------------------------------------------------------------------------------------------------------
      ADDITIONAL INFORMATION:
      Mortgage on the property; assignment of rental and all rights; pledge over bank accounts; floating charge on Duna's assets' assignment of insurance proceeds; guarantee covering Duna's and D2's obligations under the loan;
      subordination and collateralization agreement; transfer of ownership interest to bank's trustee;
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Sopron Plaza                              Euro 9.2 million      Euro 8.4 million      OVAG                  Euribor + 1.85
Amanati Plaza                             Euro 3.8 million      Euro 3.5 million                            Euribor + 1.85
                                          Facility to be
                                          repaid by 2016
----------------------------------------------------------------------------------------------------------------------------------
      ADDITIONAL INFORMATION:
      Mortgage on the property of Sopron; assignment of rentals; pledge over bank accounts; floating charge on assets;
      assignment of insurance proceeds; guarantee covering Sopron's and Amanati's obligations under the agreement;
      subordination and collateralization agreement; pledge on quota; transfer of ownership interest to bank's trustee;
----------------------------------------------------------------------------------------------------------------------------------

     ELSCINT

     Set forth below is information with respect to loans taken by Elscint, its subsidiaries and its jointly controlled companies. The loans granted to Elscint's jointly controlled companies are presented in the table at their full value:

----------------------------------------------------------------------------------------------------------------------
                   Amount of Loan
    Nature of        and Amount      Lending Banks
  Facility and     Outstanding as    and Financial    Interest on      Security for
    Borrower         of 12/31/03     Institutions         Loan             Loan              Other Information
----------------------------------------------------------------------------------------------------------------------
General            3 Credit         Bank Hapoalim,   With respect    Various pledges   As long as any of the
Facilities to      facilities in    Israel           to Loan I-      (first and        facilities are outstanding,
the Company to     the aggregate                     LIBOR + 2.85%   second ranking)   the ratio between equity and
Elscint Ltd.       total of                                          on shares of      total assets has to be not
                   approximately                     With respect    jointly           less than 25%
                   $71 million                       to Loan II -    controlled
                                                     LIBOR + 2.85%   subsidiary
                   Amount                                            companies
                   outstanding -                     With respect
                                                     to Loan III -
                   Loan I in USD                     LIBOR + 2.85%
                   - $6.7 million

                   Loan II in
                   Euro -Euro
                   35.1 million

                   Loan III in
                   GBP 10.2
                   million
----------------------------------------------------------------------------------------------------------------------
Victoria Hotel     Euro 49.9        Aereal Bank      Euro Swap +     o  Mortgage on    o  15% of principal to
C.V. and Utrecht   millions         (former known    1.2%            both hotels       be paid during first five
Victoria Hotel                      as Depfa Bank)                   and another       years commencing March 31,
B.V. Park Plaza    Amount                                            hotel in          1999
Hotels (The        outstanding                                       Eindhoven
Netherlands)       Euro 44.4                                         (not owned by     o  20% of principal to
                   million                                           Elscint)          be paid during next five
                                                                                       years

                                                                     o  First          o  Balance to be paid
                                                                     priority          at end of term
                                                                     security on
                                                                     moveable          o  Elscint has no
                                                                     property,         interest in the Eindhoven
                                                                     goods,            hotel included in the
                                                                     present and       refinancing loan.  Since
                                                                     future rights     all borrowers have joint
                                                                     under lease,      and several liability,
                                                                     FF&E and          Elscint has an indemnity
                                                                     insurance         arrangement with the owner
                                                                     proceeds          of the hotel in Eindhoven
                                                                                       with respect to liabilities
                                                                     o  First          under the loan, which
                                                                     ranking           pertain to the Eindhoven
                                                                     pledge on         hotel
                                                                     shares of
                                                                     subsidiary
                                                                     that owns the
                                                                     rights to the
                                                                     land
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                   Amount of Loan
    Nature of        and Amount      Lending Banks
  Facility and     Outstanding as    and Financial    Interest on      Security for
    Borrower         of 12/31/03     Institutions         Loan             Loan              Other Information
----------------------------------------------------------------------------------------------------------------------
Shaw Hotel         GBP 58.2         Bradford &       Interest on       o  Mortgage on    o GBP 12.7 million payable
Holding B.V.,      million          Bingley Plc      loan is           hotel and         in quarterly installments
London -           Amount           and The          hedged by         related           over a period of 25 years
                   outstanding -    Governor And     SWAP              assets            from the date that the loan
                   GBP 58.2         Company Of The   transaction                         was provided
                   million          Bank Of          accordingly       o  Mortgage on
                                    Scotland         to the fixed      all revenues      o GBP 21.3 million payable
                                                     interest rate     and profit        in quarterly installments
                                                     is 5.8% per       derived from      from June 2008 over a period
                                                     annum.            the long term     of 20 years.
                                                                       lease
                                                                       agreement

                                                                       o  First          o GBP 24.2 million payable
                                                                       ranking           as a bullet repayment on
                                                                       pledge on         September 2027.
                                                                       shares of
                                                                       subsidiary
                                                                       that owns the
                                                                       rights to the
                                                                       land

                                                                       o  GBP 600
                                                                       thousand
                                                                       deposited to
                                                                       guarantee
                                                                       interest
                                                                       payments
                                                                       until
                                                                       December 2004
----------------------------------------------------------------------------------------------------------------------
Park Plaza Hotel   Loan:            Nedcor           Prime -1          o  $500,000       o  Capital repayments
(Sandton)                           Investment                         deposit to        commenced on October 1,
(Proprietary)      Rand 20          Banks                              guarantee         2003 with monthly
Ltd.               million          Ltd.                               repayment of      installments of Rand 33
                                                                       loan              thousand.  In each
                   Amount                                                                succeeding year the monthly
                   outstanding -                                       o  Mortgage on    installments will increase
                   Rand 19.7                                           hotel and         by Rand 17 thousand.
                   million                                             liens on
                                                                       other assets

                                                                       o  Rand 5
                                                                       million bond
----------------------------------------------------------------------------------------------------------------------
Victoria Hotel     Credit Line:     Bank Leumi U.K.  Bank Leumi Le     o  GBP 250,000    o  Eleven monthly
Holding B.V.,                                        Israel Ltd.       guarantee by      installments of GBP 25
London             Line of credit                    Base Rate + 2%    each of           thousand commencing on
                   of up to GBP                                        Europe-Israel     June 30, 2003 and bullet
                   500,000                                             and a third       repayment of GBP 202
                                                                       party             thousand on May 31, 2004.
                   Amount
                   outstanding -
                   GBP 302,000
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                   Amount of Loan
    Nature of        and Amount      Lending Banks
  Facility and     Outstanding as    and Financial    Interest on      Security for
    Borrower         of 12/31/03     Institutions         Loan             Loan              Other Information
----------------------------------------------------------------------------------------------------------------------
                   Credit           Bank Hapoalim    LIBOR + 1.65%     o  Fixed          o  Half of the loan
                   Facility -       B.M London                         and floating      repayable in 20
                                    Branch                             liens on          semi-annual
                   GBP 39.9                                            hotel and         installments
                   millions                                            related           commencing March
                                                                       assets and        2003; balance
                   Amount                                              rights            repayable in one
                   outstanding                                                           payment in
                   -GBP 38.3                                           o  First          December 2012
                   millions                                            ranking
                                                                       pledge on         o  Shareholders agreed
                                                                       shares of         to maintain an
                                                                       subsidiaries      equity investment
                                                                       that own the      of at least GBP
                                                                       rights to the     17.9 million
                                                                       lands

                                                                       o  guarantees by
                                                                       each of a
                                                                       third party
                                                                       and Elscint
                                                                       for the
                                                                       higher of
                                                                       2.5% of total
                                                                       costs of
                                                                       project and
                                                                       GBP 1.25
                                                                       million
----------------------------------------------------------------------------------------------------------------------
BEA Hotel          Two loans,       Bank Leumi Le    First loan -      Pledge on a       The Bank has restricted its
Eastern Europe     each for $14.0   Israel Ltd.      LIBOR + 1.5%      security          right to realize the Elscint
B.V.               million                                             deposit of $15    guarantee, by linking it to
                                                     Second loan -     million           the realization of the pledge
                   Amount                            LIBOR + 2.7%                        over the Bucuresti shares
                   outstanding -                                       o  Lien           owned by Domino within 6
                   $28 million                                         on Domino and     months (except for certain
                                                                       Bucuresti         instances stipulated in the
                                                                       shares            loan agreement).

                                                                       o  Undertaking
                                                                       to provide a
                                                                       lien on BEA
                                                                       Hotel Eastern
                                                                       Europe shares
                                                                       and its assets

                                                                       o  Pledge
                                                                       of Domino's
                                                                       assets

                                                                       o  Undertaking
                                                                       to maintain
                                                                       existing
                                                                       ownership
                                                                       structure of
                                                                       hotel

                                                                       o  Unlimited
                                                                       guarantee by
                                                                       Elscint
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                   Amount of Loan
    Nature of        and Amount      Lending Banks
  Facility and     Outstanding as    and Financial    Interest on      Security for
    Borrower         of 12/31/03     Institutions         Loan             Loan              Other Information
----------------------------------------------------------------------------------------------------------------------
Hotel Holding      Credit           Bank Hapoalim    LIBOR + 2.2%      o  Liens        Half of the loan will be
B.V.               facility -       BM London                          on all          repayable in quarterly
                   GBP 67           Branch                             assets,         installments over 10 years
                   million                                             including       commencing at the earliest of
                                                                       land and        (i) August 27, 2007 or (ii)
                   Amount                                              goodwill of     the Economic Completion Date
                   outstanding -                                       hotel owning    as determined in the
                   GBP 35.5                                            subsidiary      agreement and the remaining
                   million                                                             balance will be repayable as
                                                                       o  First        a bullet repayment after 10
                                                                       ranking         years.
                                                                       pledge on
                                                                       shares of
                                                                       subsidiary
                                                                       that owns the
                                                                       rights to the
                                                                       land

                                                                       o  A joint
                                                                       construction
                                                                       completion
                                                                       guarantee
                                                                       provided by
                                                                       Elscint and a
                                                                       subsidiary of
                                                                       the Red Sea
                                                                       Group

                                                                       o  A guarantee
                                                                       in favor of the
                                                                       bank by Elscint
                                                                       and a company
                                                                       in the Red Sea
                                                                       Group in the
                                                                       amount equal to
                                                                       7.1% of the
                                                                       outstanding
                                                                       loan each.
----------------------------------------------------------------------------------------------------------------------
Grandis            GBP 14.2         Bank Hapoalim    LIBOR + 1.4%      o  Fixed          o  Half of the loan
Netherlands        million          B.M London                         and floating      repayable in 19 semi-annual
Holding B.V.                        Branch                             lien on           installments
                   Amount                                              rights to
                   outstanding                                         hotel's           o  Balance to be repaid
                   -13.3 million                                       assets,           10 years after first draw
                                                                       including         down on loan, September 2012
                                                                       goodwill

                                                                       o  First
                                                                       ranking
                                                                       pledge on
                                                                       shares of
                                                                       subsidiary
                                                                       that owns the
                                                                       rights to the
                                                                       land
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                   Amount of Loan
    Nature of        and Amount      Lending Banks
  Facility and     Outstanding as    and Financial    Interest on      Security for
    Borrower         of 12/31/03     Institutions         Loan             Loan              Other Information
----------------------------------------------------------------------------------------------------------------------
S.L.S Sails Ltd.   Credit           Bank Discount    LIBOR + 2.5%      o  Mortgage on       The loan is repayable as a
                   Facility -                                          Arena and the        bullet repayment on April 1,
                   $46 million                                         land                 2005

                                                                       o  First
                   Amount                                              ranking
                   outstanding -                                       pledge on
                   $43.4 million                                       shares of
                                                                       subsidiary
                                                                       that owns the
                                                                       rights to the
                                                                       land

                                                                       o  Floating lien
                                                                       on assets of
                                                                       center owning
                                                                       subsidiary
                                                                       and rights
                                                                       with respect
                                                                       to current
                                                                       and future
                                                                       tenants

                                                                       o A guarantee by
                                                                       Elscint
----------------------------------------------------------------------------------------------------------------------


TREND INFORMATION

     EMI'S COMMERCIAL AND ENTERTAINMENT MALLS BUSINESS

     The economies of most Central European countries are experiencing a moderate upward trend, as evidenced by gross domestic products ranging between 2% to 6%. The commercial and entertainment malls business benefits from these trends, which are generally manifested in increased consumer spending, but at the same time are subject to local pressures of supply and demand. With the growth in the number of commercial and entertainment malls, especially in the capital and large regional cities, supply is beginning to outpace demand, resulting in increasingly aggressive competition for patronage. However, the negative impact of these market forces on our shopping and entertainment centers is offset by the strong emphasis which PC places on the entertainment facilities which it offers to its customers, which has been shown to be a dominant factor in attracting visitors to the malls.

     In the smaller regional cities, where both local and foreign investors are reluctant to develop projects, the shopping and entertainment centers of PC generally operate in an environment devoid of similar concept shopping centers and thus benefit, notwithstanding that the catchment populations are smaller and the relative buying power of patrons is less than in the larger metropolitan locations. However the emergence of "power centers" in many regional cities is impacting upon patronage and constitute significant competition. The entry of Hungary and Poland into the European Union is anticipated to generate a significant increase in business oriented traffic and tourism, principally into the capital cities, which will in turn bolster the number of visitors to the shopping centers. However this trend is offset by very aggressive competition in the capital cities.

     The entertainment and commercial centers may experience seasonal shifts in retail activity. Generally speaking, peak holiday seasons (such as Christmas, Easter, Passover, the Jewish New Year (with respect to Elscint's shopping and entertainment center in Herzlia, Israel) and other national holidays), will show an increase in patron traffic, both for the purchase of holiday gifts and for utilizing the entertainment facilities offered by the center. The periods immediately following such periods tend to show a decrease in the number of patrons visiting the centers and a corresponding slow down in retail activity. However, this may be offset by the fact that the indoor facilities offer a heated or an air-conditioned environment for shoppers and patrons which is of particular significance in areas with severe weather conditions.

     ELSCINT'S HOTEL BUSINESS

     Elscint's hotel business is affected by the trends in each of the geographic areas in which it operates. The Western European hotel industry is generally seen to be recovering after the slower period during 2001 and 2002, following the outbreak of "foot and mouth" disease and the subsequent September 11, 2001 terrorist attacks in New York. Although there has been some recovery in this business, during 2003 the European hotel industry was challenged with operating and economic conditions that were effected by the war in Iraq and the outbreak of SARS. These events caused a continuance in the slow down of corporate spending. In addition, weak domestic demand coupled with an appreciating Euro has resulted in a weak growth across the Euro-zone.

     The three major gateway cities in Europe, Amsterdam, London and Paris, have especially been affected by the large decline in American and Asian visitors following the war in Iraq, the weakness of the US Dollar and the outbreak of SARS. The London results were affected by the appreciation of the Euro against Sterling.

     As a result of the foregoing, revenue per available room ("revPAR") levels across Europe fell by 7.5% during 2003 to 2002. This fall in revPAR performance was mainly driven by a decline in average room rate as a result of price discounting.

     Central and Eastern Europe experienced mixed results during 2003 with a revPAR decline of 7.5% due to challenging economic conditions, as well as a result of the large increase in new supply of hotel rooms that was entered into the market over recent years.

     The political and economic situation in South Africa is liable to remain unstable for the foreseeable future. The prospects for stabilization in Romania remain unclear.

     IMPACT OF DEVALUATION ON RESULTS OF OPERATIONS AND ON MONETARY ASSETS AND LIABILITIES

     The following table sets forth, for the periods indicated, certain information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS in relation to the U.S. dollar and the rate of inflation in Israel adjusted for the NIS-dollar devaluation:

                                                                               ANNUAL           ANNUAL DEVALUATION
                      ISRAELI CONSUMER   ISRAELI           CLOSING EXCHANGE    DEVALUATION      ADJUSTED FOR ANNUAL
YEAR ENDED            PRICE INDEX        INFLATION RATE    RATE OF THE         RATE             INFLATION
DECEMBER 31,          (UNITS) (1)        (%) (2)           DOLLAR (3)          (%) (4)          (%) (5)
1999                     168.5               1.3           NIS 4.153             (0.2)             (1.5)
2000                     168.5               0             NIS 4.041             (2.7)             (2.7)
2001                     170.9               1.4           NIS 4.416              9.2               7.7
2002                     182.01              6.5           NIS 4.737              7.2               0.65
2003                     178.58             (1.9)          NIS 4.379             (7.6)             (5.8)

------------------------

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

(5) The percentage of the annual devaluation adjusted for annual inflation is obtained by dividing the percentage of the annual devaluation rate plus 1 by the percentage of the annual Israeli inflation rate plus 1, minus 1. For information about inflation rates and exchange rates of foreign currencies of autonomous units, see Note 22 of the Notes to the Consolidated Financial Statements. EMI incurs certain of its expenses in NIS, which expenses are usually linked, wholly or partially, to changes in the CPI.

C. RESEARCH AND DEVELOPMENT

     OFFICE OF THE CHIEF SCIENTIST

     The Israeli government encourages industrial companies by funding their research and development activities through grants of the OCS.

     EMI
     ---

     In 2001, 2002 and 2003, InSightec received grants from the OCS for the financing of InSightec's research and development in the amounts of NIS 9.4 million, NIS 10.8 million and NIS 8.1 million (approximately $18 million), respectively.

     InSightec is committed to pay royalties to the OCS on proceeds from sale of products in the research and development in which the OCS has participated by way of grants, up to 100% of the grants received plus interest at the rate of LIBOR (in dollar terms). The royalties are payable at the rate of 3% for the first three years and 3.5% thereafter. Refund of the grants and the interest thereon, is contingent on future sales, and InSightec has no obligation to refund grants if sufficient sales are not generated.

     The total accumulated amount of grants received by InSightec as of December 31, 2003 was $10 million.

     The following table shows EMI's consolidated total research and development expenditures and royalty-bearing participation by the Israeli government for the years 2001 through 2003, together with the percentages of net revenues for each year (in NIS thousands, except for percentages):

-----------------------------------------------------------------------------------------------------------------------
                        Convenience                                 Year Ended December 31,
                        translation to
                        US $
-----------------------------------------------------------------------------------------------------------------------
                        2003                       2003                      2002                       2001
-----------------------------------------------------------------------------------------------------------------------
                        Thousands        Thousands    % of net     Thousands     % of net    Thousands    % of net
                        of $             of NIS       revenues     of NIS        revenues     of NIS       revenues
-----------------------------------------------------------------------------------------------------------------------
Total expenditures
for research and            11,689         51,187         9.3         36,097         7.4        38,403        13.6
development
-----------------------------------------------------------------------------------------------------------------------
Royalty-bearing
participation from
the Government of            1,705          7,468         1.4         7,643          1.6        14,205         5.0
Israel
-----------------------------------------------------------------------------------------------------------------------
Net research and
development expenses         9,984         43,719         8.0         28,454         5.8        24,198         8.6
funded by EMI
-----------------------------------------------------------------------------------------------------------------------

     All research and development expenses are attributed to InSightec.

E. OFF-BALANCE SHEET ARRANGEMENTS

     1. As of December 31, 2003, the Company guaranteed a credit facility extended to InSightec by an Israeli bank in the amount of approximately $5 million. See "Item 5--Operating and Financial Review of Prospects--Loans."

     2. With respect to the acquisition by a subsidiary of PC of the control of the Hungarian company owning land on the Obuda Island, the minority shareholder in such company was granted a put option to sell to PC's subsidiary its share in the Hungarian company. Such put option is exercisable until April 2007, and the purchase price payable by PC's subsidiary in the event that the put option is exercised will reflect the cost of the shares plus interest at a rate of Euribor + 2% per year less all dividends that shall have been paid to the minority shareholder by the Hungarian company through the date of exercise of the put option.

     3. With respect to the purchase by PC's subsidiary of the shares in the Hungarian company referred to in Item 4 above, the Company gave to a bank that financed such share acquisition a guarantee for the obligation assumed by PC's subsidiary to cause the land zone of the island to be changed to the purposes of for offices, commerce, tourism, entertainment, recreation and hotels. See "Item 4--Information On The Company--Highlights of 2003."

     4. The Company engages in the trading of derivative and other financial trading instrument for hedging and speculative purposes. The results of such activities, and the value of assets and liabilities arising therefrom, are affected by the volatility in foreign exchange rates and interest rates. Following December 31, 2003, the Company entered into various speculative currency transactions. For further information See "Item 11 - Quantitative and Qualitative Disclosure About Market Risks - Financial Instruments Risk".

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     Our contractual obligations mainly consist of long-term loans from banks and financial institutions and long-term operational leases. These obligations are linked to foreign currencies (mainly U.S dollar, GBP and the Euro). We summarize below our significant contractual obligations as of December 31, 2003 in adjusted NIS, based upon the representative exchange rate as of December 31, 2003 between the NIS and the currency in which the obligation is originally denominated. Actual payments of these amounts (as they will be presented in the financial statements of the Company) are significantly dependent upon the exchange rate of the NIS against the relevant foreign currencies and may differ significantly from the amounts presented in the following table:

-------------------------------------------------------------------------------------------------------
Contractual Obligations as   Payments due by Period
of December 31, 2003         (NIS in thousands)
-------------------------------------------------------------------------------------------------------
                                 Total         Less than     1-3 Years    4-5 Years    After 5 Years
                                                1 Year
-------------------------------------------------------------------------------------------------------
Long-Term Debt (1)             3,251,037         410,382      751,498      316,001           1,773,156
-------------------------------------------------------------------------------------------------------
Capital (Finance) Leases               0               0            0            0                   0
-------------------------------------------------------------------------------------------------------
Operating Leases (2) (3)         676,431           7,239       14,478       14,478             640,236
-------------------------------------------------------------------------------------------------------
Purchase Obligations and
Commitments (4) (5)              123,691         110,691       13,000            0                   0
-------------------------------------------------------------------------------------------------------
Other Long Term
Liabilities Reflected on               0               0            0            0                   0
Balance Sheet
-------------------------------------------------------------------------------------------------------
Total                          4,051,159         528,312      778,976      330,479           2,413,392
-------------------------------------------------------------------------------------------------------

     (1) For additional information in respect of the long term loans, see Note 13 to the consolidated financial statements included in Item 18 of this report and in" - Loans" above.

     (2) The only material future lease commitment of the Company as of December 31, 2003 was the payment under the lease agreement for the Sadyba premises in the amount of approximately (eurodollar)235,000 ($290,000) per year (through
2023) based on 50% of our share in a jointly controlled company.

     (3) Our operating lease obligations are subject to periodic adjustment of the lease payments as stipulated in the agreements. In this table we included the lease obligation based on the most recent available information. For additional information in respect of our operating lease obligations see Note 9B to the consolidated financial statements included in this report.

     (4) Excludes royalty payments that InSightec may have to pay to the OCS. InSightec partially finances its research and development expenditures under programs sponsored by the OCS for the support of research and development activities conducted in Israel. In exchange for OCS participation in the programs, InSightec agreed to pay 3% - 3.5% of total sales of products developed within the framework of these programs. At the time the OCS participations were received, successful development of the related projects was not assured. The obligation to pay these royalties is contingent on actual sales of the products and therefore cannot be estimated.

     (5) This refers to contracts with supplier and subcontractors in respect of the construction of our projects.

G. SAFE HARBOR

     This annual report on Form 20-F contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended (the "1934 Act") (collectively, the "Safe Harbor Provisions'"). These are statements that are not historical facts and include statements about our beliefs and expectations. These statements contain potential risks and uncertainties, and actual results may differ significantly. Forward-looking statements are typically identified by the words "believe," "expect," "intend," "estimate" and similar expressions. Such statements appear in this annual report and include statements regarding the intent, belief or current expectation of EMI or its directors or officers. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors, including, without limitation, the factors set forth in Item 3 ("Key Information") under the caption "Risk Factors" ("Cautionary Statements"). Any forward-looking statements contained in this annual report speak only as of the date hereof, and we caution potential investors not to place undue reliance on such statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

     The directors and senior officers of EMI as of May 31, 2004 were:

NAME                               AGE        POSITION
Mordechay Zisser (1)               48         Executive Chairman of the Board of Directors
Shimon Yitzhaki (1) (2)            48         President and Director
Rachel Lavine (2)                  38         Director
Avraham Elimelech Firer            50         Director
Yehoshua (Shuki) Forer (3)         60         Director
David Rubner (2)(3)                64         Director
Meir Kaisserman (1) (2) (3)        50         External Director
Yosef Apter (3)                    49         External Director
Marc Lavine                        50         Corporate Secretary and General Counsel
Avraham Shitrit (1)                48         Chief Financial Officer
Zvi Bochman                        43         Chief Executive Officer of PC

(1)      Member of the Donation Committee

(2)      Member of the Balance-Sheet Committee
(3)      Member of the Audit Committee

     MORDECHAY ZISSER. Mr. Zisser was appointed Executive Chairman of our board of directors in May 1999. He has been President of Europe-Israel since March 1998 and its Chairman of the board of directors from March 1998, and President and Chairman of the board of directors of Control Centers, a privately held company, which is the parent company of Europe-Israel, since 1983. Europe-Israel and Control Centers are engaged, through their direct and indirect wholly and partially owned subsidiaries and affiliates, in the following core businesses: real estate investment, hotel ownership and management, development and operation of commercial and entertainment malls in Eastern European countries, in the venture capital investments and in the hi-tech, medical and bio-technology industries. Control Centers also holds direct interests in property development projects in Israel. Mr. Zisser is active in charitable organizations. He is a member of the management of the "Oranit" hostel.

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

     RACHEL LAVINE. Ms. Lavine was appointed as a member of our board of directors in May 1999. In May 1999, Ms. Lavine was also appointed as President and a member of the board of directors of Elscint. Since March 1998, she has served as Vice President of Europe-Israel, and, from 1994 to 1998, Ms. Lavine has served as Chief Financial Officer of Control Centers, the parent company of EMI. Ms. Lavine holds a Bachelor of Arts degree in accounting and is a certified public accountant.

     AVRAHAM ELIMELECH FIRER. Mr. Firer was appointed as a member of our board of directors in May 1999. He is the Chairman and founder of "Ezra Lemarpeh" Association since 1979. "Ezra Lemarpeh" is a non-profit organization, which provides assistance to the sick and needy. "Ezra Lemarpeh" has established a logistic layout, which includes dozens of ambulances, a special ICU for flying patients abroad, Home Care Network that cares for cancer stricken children and a Video-Conference System for international medical sessions. Mr. Firer is an ordained Rabbi. He holds an Honorary Ph.D. from the Bar-Ilan University in Israel. In 1997 Mr. Firer received the "Israel Award" a distinguished and highly prestigious award granted to persons who contribute to social life in Israel. In 2002, Mr. Firer was awarded an Honorary Doctorate from the Weitzman Institute.

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

     DAVID RUBNER. Mr. Rubner was appointed as a member of our board of directors in July 2003. Mr. Rubner serves as Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd. as well as General Partner in Hyperion Israel Advisors Ltd., a venture capital firm. From 1991 until 2000 Mr. Rubner served as President and Chief Executive Officer of ECI Telecom Ltd. Prior thereto Mr. Rubner held the positions of Chief Engineer, Vice President of operations and Executive Vice President and General Manager of the Telecommunications Division of ECI. Mr. Rubner serves on the boards of number of public as well as privately held companies. Mr. Rubner serves on the board of trustees of Bar-Ilan University, Jerusalem College of Technology and Shaare Zedek Hospital. Mr. Rubner holds a B.S. degree in engineering from Queen Mary College, University of London and an M.S. degree from Carnegie Mellon University. Mr. Rubner was recipient of the Industry Prize in 1995.

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

     MARC LAVINE. Mr. Lavine was appointed as our General Counsel and Corporate Secretary in May 1999. Mr. Lavine also serves as General Counsel and Corporate Secretary for Elscint and Europe-Israel. Prior thereto, Mr. Lavine was in private practice as an associate and as a partner in the law firms Miron, Bension & Priwes (Tel-Aviv) (1977 to 1997) and Raved, Magriso, Benkel & Caspi (Tel-Aviv) (1997 to 1998). Mr. Lavine is a graduate of the University of Zimbabwe (B.L., 1974). Mr. Lavine is married to Rachel Lavine, a director of the Company.

     AVRAHAM SHITRIT. Mr. Shitrit was appointed Chief Financial Officer effective August 2003. Prior thereto, he was the Comptroller of Elbit Medical Imaging Ltd from 1997 to July 2003. From 1991 to 1997, Mr. Shitrit was Assistant Chief Financial Officer of Elbit Ltd. Prior thereto Mr. Mr. Shitrit was with the Ministry of finance - Income & Property Tax Commission. Mr. Shitrit holds a Bachelor of Arts degree in accounting from the University of Haifa and is a certified public accountant.

     ZVI BOCHMAN. Mr. Zvi Bochman was appointed President & Chief Executive Officer of Plaza Centers (Europe) B.V. in December 2003. From 1992 through 2003 he was Vice President & chief financial officer of Blue Square Israel a leading Israeli retail chain of supermarkets. While working there he was involved in the reorganization of the company and listing it in the New York stock exchange as well as the Tel Aviv Stock Exchange. Mr. Bochman is certified public accountant and was a member of the board of the Israeli CPA Institution and the head of the National Tax Committee of the CFO's forum of Israel.

B. COMPENSATION OF DIRECTORS AND OFFICERS

     The cost of compensation of Mr. Shimon Yitzhaki in his capacity as President of EMI (including pension and retirement benefits and cost of vehicle.') for the year ended December 31, 2003 was approximately NIS 2.71 million (approximately $618,000). In addition, Mr. Yitzhaki was granted options to purchase up to 100,000 ordinary shares of InSightec. See - "Item 6 - Share Ownership - InSightec Stock Option Plan".

     The cost of compensation of Mr. Mordechay Zisser in his capacity as the Executive Chairman of our Board of Directors for the year ended December 31, 2003 was NIS 2.12 million (including pension and retirement benefits) (approximately $484,000). For details on Mr. Zisser's terms of employment, see "Item 7 - Major Shareholders and Related Party Transaction - Related Party Transaction - Terms of employment of Executive Chairman of the Board of Directors of the Company". For details on the issuance of 350,000 options to Mr. Zisser, see "- Share Ownership - Issuance of 350,000 options to EMI's Executive Chairman of the Board". For details on the approval of the granting of 250,000 options of InSightec, see "Item 6 - Share Ownership - InSightec Stock Option Plan".

     The cost of compensation of Mr. Avraham Shitrit in his capacity as Chief Financial Officer of EMI (including pension and retirement benefits and cost of vehicle for the year ended December 31, 2003 was approximately NIS 0.85 million (approximately $194,000). Mr. Shitrit was appointed Chief Financial Officer of EMI in August 2003.

     The compensation of Ms. Rachel Lavine is not paid by EMI. The compensation of Mr. Marc Lavine, EMI's Corporate Secretary and General Counsel, for the year ended December 31, 2003 is not paid by EMI. The compensation of Mr. Zvi Bochman is paid by PC.

     The aggregate amount accrued by the Company and its subsidiaries in 2003 to provide pension and retirement benefits for the directors and members of the administrative, supervisory and management bodies of EMI, as a group, was NIS 488,963 (approximately $111,670).

     The aggregate compensation paid to or accrued on behalf of the remaining directors of EMI as a group for the year ended December 31, 2003 (consisting of five persons) was approximately NIS 316,000 (approximately $72,000).

     For details on the issuance of shares to officers and directors of EMI, see " - Share Ownership - Issuance of ordinary shares to employees and directors of EMI and its group companies".

C. BOARD PRACTICES

     APPOINTMENT OF DIRECTORS. Our current directors (other than the independent directors) were appointed by our shareholders at their annual meeting on December 24, 2003 and will hold office until the next annual meeting of our shareholders. Mr. Meir Kaisserman and Mr. Yosef Apter were elected in June 1999 and December 2002, respectively, as external directors. Mr. Kaisserman's term of appointment is five years, ending in June 2004, and Mr. Apter's term of appointment is three years, ending in December 2005.

     AUDIT COMMITTEE. Our ordinary shares are listed for quotation on the NASDAQ National Market. Pursuant to the Sarbanes-Oxley Act of 2002, the SEC has issued new rules that, among other things, require NASDAQ to impose independence requirements on each member of the audit committee. NASDAQ has adopted rules that comply with the SEC's requirements and which are applicable to us by July 31, 2005. Under these NASDAQ rules, we are required, by July 31, 2005, to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Messrs. Kaisserman, Forer and Apter qualify as independent directors under the current NASDAQ requirements, and are all members of the Audit Committee. In addition, we have adopted an audit committee charter as required by the NASDAQ rules.

D. EMPLOYEES

     As of May 31, 2004, EMI employed 23 persons in investment, administration and managerial services, all of whom were employed in Israel. As of May 31, 2004, PC had approximately 190 employees in Eastern Europe. To date, EMI has enjoyed good employee relations and have never experienced labor disputes, strikes or work stoppages.

MANAGERS' INSURANCE AND OTHER EMPLOYMENT CONDITIONS

     In Israel

     The liability of EMI and its subsidiaries to employees upon termination include, primarily, severance pay, termination pay, retirement grants, advance-notice pay and compensation for unutilized vacation days.

     Although not legally required, EMI and Elscint generally contribute, on behalf of most of their employees, to a fund known as "Managers' Insurance". This fund provides a combination of savings plan, insurance and severance payment benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance payment, if legally entitled, upon termination of employment. EMI and Elscint determine whether an employee is entitled to participate in the plan, and each employee who agrees to participate contributes an amount equal to 5% of his salary, with EMI or Elscint, as applicable, contributing between 13.3% and 15.8% of his salary. The funds contributed by EMI and Elscint to the insurance companies and the pension fund are transferred under the employee's name but are in EMI and Elscint's possession until a written approval for withdrawal is granted by the Company or Elscint, as the case may be.

     The reserves included in the financial statements of EMI include accumulated profits deriving from severance funds under the name of the Company as of December 31, 2003. The deposited amounts may be withdrawn only after EMI's severance obligations are fulfilled, namely all funds are deposited. Severance obligations related to terminated employees are fully covered.

     Israeli law generally requires severance payment, which may be funded by the Managers' Insurance, to be paid upon the retirement or death of an employee or termination of employment without cause (as defined in the law). The severance payments amount to one-month salary, at time of eligibility, for each employment year. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (similar to the United States Social Security Administration), which amounts include payments for national health insurance. The payments to the National Insurance Institute are equal to approximately 16.31% of the wages, of which the employee contributes 10.38% and the employer contributes 5.93%.

     Israeli employment laws are applicable to the employees of EMI and Elscint and their subsidiaries in Israel. These laws concern primarily the length of working-day, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing employees, determination of severance payment and other conditions of employment.

     Abroad

     The Company's liability for severance pay in respect of its employees abroad, pursuant to the laws of the countries in which these companies reside and the labor agreements in effect, is ordinarily covered by current payment to government agencies with respect to the voluntary or involuntary termination of employment of each employee, as well as by regular payments to insurance companies for pension benefits.

E. SHARE OWNERSHIP

     ISSUANCE OF ORDINARY SHARES TO EMPLOYEES AND DIRECTORS OF EMI AND ITS GROUP OF COMPANIES.

     Pursuant to the Company's employees and officers incentive plan approved by the Company's shareholders on February 25, 2001 and March 12, 2001, EMI issued 550,000 shares (out of which 3,000 shares were subsequently returned to the plan following termination of employment prior to the end of vesting periods), NIS 1 par value each, to employees and officers of EMI, Europe-Israel and companies controlled by EMI or by Europe-Israel, including Elscint, pursuant to EMI's employees and officers incentive plan. Of those shares, 280,000 were issued to EMI's directors as of the date of the issuance (out of which 15,000 shares returned to the plan and subsequently re-issued).

     The shares were issued at a price per share of NIS 24.1 per share. Except for one recipient whose shares vested upon grant, the rights of the other recipients to receive those shares vest over periods of two or three years after the issuance.

     EMI granted each recipient a loan for the purpose of financing the purchase of the shares in an amount equal to the full purchase price of the shares such recipient is entitled to receive. The loans were granted for a period of five years, bearing interest at an annual rate of 6%. Value added tax payable in respect of the interest will be paid by EMI. In addition, EMI will pay any taxes, if applicable and when due from the recipients as a result of the interest rate. The loan (principal and interest) will be repaid upon the expiration of five years after the grant of the loan. The shares were issued to a trustee for the benefit of the recipients. The loans are non-recourse and the shares issued to the trustee for the benefit of the recipients serve as sole collateral for the repayment by each recipient of the loan. Notwithstanding the foregoing, each recipient of shares is entitled to instruct the trustee to transfer or sell any vested shares, provided that in this event the recipient shall deposit a percentage of the loan (capital and interest) equal to the pro rata number of shares sold or transferred out of the total number of shares issued in favor of such recipient, in an interest bearing deposit on the recipient's name. The deposit will serve as collateral for the portion of the loan in replacement for the transferred or sold shares and such portion of the loan will become a recourse loan. All loans were granted prior to July 2002. There were no material modifications made to the terms of such loans following that date.

     In March 2004 our board of directors approved an increase of 34,500 shares in the number of shares to be granted under the Plan. Under Israeli law, such increase does not require shareholders' approval since the additional shares will be offered exclusively to employees of the Company and will not be offered to directors or officers of the Company. In addition on April 6, 2004 the Nasdaq Stock Market granted the Company an exemption from shareholder approval requirement under Marketplace Rule 4350(i)(1)(A).

     As of May 31, 2004, the right to purchase 547,000 shares had vested. As of May 31, 2004, none of the recipients had chosen to purchase any of such shares.

     ISSUANCE OF 350,000 OPTIONS TO EMI'S EXECUTIVE CHAIRMAN OF THE BOARD

     In September 2001, we granted to Mr. Mordechay Zisser, the executive chairman of our board of directors, options to purchase up to 350,000 ordinary shares of EMI. The shares underlying the options were registered for trade on the TASE, but not on the NASDAQ National Market. The options became exercisable immediately upon the grant thereof and will remain exercisable for a period of three years thereafter. The exercise price of the options was set at NIS 35.7 per share, and was later amended to reflect changes in the exchange rate between the NIS and the U.S. dollar. In December 2002, the Company's shareholders approved an amendment of the exercise price to unlinked NIS 44 per option. The shares underlying the options represented, on the date of the issuance thereof, 1.51% of EMI's issued and outstanding share capital.

     INSIGHTEC STOCK OPTION PLAN

     INSIGHTEC PLAN - In May 1999, the board of directors of InSightec approved the issuance to a trustee of 2,500,000 shares of InSightec, NIS 0.01 nominal value each, pursuant to InSightec's 1999 stock option plan (the "InSightec Plan"), to be reserved for issuance upon the exercise of options to be granted to managers, employees and directors of InSightec's and its subsidiaries.

     Options are non-transferable and vest (i) as to 50% of the underlying shares, 24 months after the grant, (ii) as to an additional 25% of the underlying shares, 36 months after grant, and (iii) as to the remaining underlying shares, 48 months after grant. In the event of a material change in InSightec such as a change of control, liquidation, merger, a sale of substantially all of InSighetc's assets, a spin off, etc, the vesting of unexercised options shall be accelerated and the options will vest immediately. Out of the issued shares all were allocated but for 394,000 shares that were subsequently transferred to the 2003 plans as described below under "2003 ESOP AND CSOP". Additional 672,563 options were waived by the holders thereof in exchange for their re-allotment under the "2003 ESOP AND CSOP". The number of shares outstanding under the Insightec Plan in December 31, 2003 totaled 1,461,937 out of which 54,000 options were exercised. All other options under the InSightec Plan were vested as at that date.

     In 1999, InSightec granted to its directors options to purchase up to 150,000 ordinary shares (out of a total of an additional 300,000 ordinary shares reserved for its directors), exercisable until March 2006 at an exercise price of $3.33 per share; the rights to purchase [all] of those shares vested as of December 31, 2003.

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

     In addition, InSightec approved the transfer by the trustee under the InSightec Plan to the trustee appointed under the 2003 ESOP and 2003 CSOP of the outstanding balance of 394,000 shares, which were not, as of the date of such approval, granted to any specific participant under the InSightec Plan, to be held by the trustee under the 2003 ESOP or under the 2003 CSOP. Following such issuance and transfer of the shares, up to 1,094,000 options were designated to the 2003 ESOP and up to 300,000 were designated to the 2003 CSOP.

     The options under the 2003 ESOP will vest at the end of two years from the end of the calendar year in which the options were granted to the participant and are exercisable at an exercise price of NIS 0.01 per option. The exercise price for the options under the 2003 CSOP will be set in each participant's grant notification, which will also outline the vesting terms for each participant's options. The exercise period for the options under both plans is seven years from the date of each grant.

     Under these plans, directors of InSightec were issued 350,000 options convertible into ordinary shares of InSightec, at an exercise price of $3.33 per option. Out of this number, 150,000 options were issued to directors of InSightec who are also directors of the Company. The options will vest mainly up to the end of 2005 and will expire at the end of 7 years from the issue date. The allotment was approved by the Company's shareholders.

     In 2003, the Audit Committee and the Board of Directors of the Company adopted resolutions to approve an allotment of 250,000 options of InSightec (out of the 2003 CSOP) , to Mr. Mordechay Zisser the Chairman of the

Board of the Company, at an exercise price of $5.50 per option. The allotment is subject to approval of the Company's shareholders.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

     The Company had, as of May 31, 2004, 23,770,182 shares outstanding (excluding 626,900 shares which were issued by the Company but not paid for). The following table sets forth certain information as of May 31, 2004, concerning: (i) persons or entities who, to our knowledge, beneficially own more than 5% of the outstanding ordinary shares of EMI, (ii) the number of ordinary shares of EMI beneficially owned by all officers and directors of EMI as a group, and (iii) the number of ordinary shares of EMI beneficially held by
Elscint:

                      NAME AND ADDRESS                                 NUMBER OF SHARES                 PERCENT
Europe-Israel (M.M.S.) Ltd.                                               13,437,084                    56.53%
13 Mozes Street
Tel-Aviv, Israel (1)

Bank Leumi (Provident Funds) (2)                                         1,878,996.83                    7.9%
32 Yehuda Halevi Street
Tel-Aviv, Israel

All officers and directors as a group (10 persons) (3)                    11,469,196                    59.36%

Elscint Limited (4)                                                       882,140                        3.71%
13 Mozes Street
Tel Aviv, Israel

(1) As of May 31, 2004, Control Centers owned 80.35% of the issued and outstanding shares of Europe-Israel. Control Centers is controlled by Mr. Mordechay Zisser, the Executive Chairman of the board of directors of EMI.

(2)  A decrease of approximately 224,000 shares since May 2003.

(3) Includes 10,796,696 shares of EMI held by Europe-Israel, which may be deemed indirectly beneficially owned by Mr. Mordechay Zisser by virtue of his control of Europe-Israel through his control of Control Centers, as described in footnote (1). Mr. Zisser disclaims beneficial ownership of such shares. Also includes 350,000 shares underlying options which are currently exercisable and 322,500 shares issued to other directors and officers of the Company pursuant to the Company's employees and officers incentive plan, which have either vested or will vest within 60 days after the date of this report.

(4) Pursuant to the Israeli Companies Law of 1999 Elscint has voting rights only with respect to 208,431 shares.

     Except for (i) 676,709 shares held by Elscint; (ii) 350,000 shares underlying options that prior to the exercise thereof confer no voting rights to the holder thereof and (iii) 3,000 Shares held by a trustee in favor of the Company in connection with the Company's employees and officers incentive plan, the shareholders listed above do not have any different voting rights from any other shareholder of EMI. However, by virtue of the fact that Europe-Israel holds more than a majority of the outstanding shares of EMI, it can, in all likelihood, control the direction of EMI at shareholders' meetings where a simple majority vote is required for adoption of proposals.

     As of May 31, 2004, there were approximately 220 holders of record of our ordinary shares with addresses in the United States, holding approximately 5.5% of our issued and outstanding ordinary shares.

B. RELATED PARTY TRANSACTIONS

     EMI
     ---

     LEASE: As and from January 2001, EMI has been leasing office space from Control Centers. The annual rental fees (including management fees) for 2003 were approximately NIS 451,000 (approximately $103,000).

     ISSUANCE OF 350,000 OPTIONS TO THE EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS. See "Item 6 - Directors, Senior Management and Employees - Share Ownership - EMI - Issuance of 350,000 options to EMI's Executive Chairman of the Board."

     TERMS OF EMPLOYMENT OF EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY. In December 2002, the shareholders of the Company approved the terms of employment by the Company of Mr. Zisser in his capacity as the Executive Chairman of the Board of Directors of EMI. In accordance with the shareholders' approval, Mr. Zisser is entitled to receive a monthly salary of approximately NIS 106,500 (approximately $22,500), linked to the Israeli consumer price index prevailing on August 1, 2002, as well as customary employment benefits, as described below. The salary is being paid by the Company and/or its private subsidiaries and/or private affiliates. Mr. Zisser is also entitled to unlimited reimbursement of his expenses incurred in connection with his office.

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

     ALLOCATION OF COSTS AGREEMENT: At the Annual General Meeting of the shareholders of the Company held on February 21, 2001, our shareholders approved an agreement with Europe-Israel and Elscint, retroactively from January 1, 2000 and until December 31, 2002, for the allocation of costs and expenses incurred in connection with services rendered to those companies by their in-house legal, economic and taxation and accounting departments (the "Allocation of Costs Agreement"). Each party to the agreement is entitled to terminate it at the end of each 12-month period by giving a 60-day advance notice to the other parties. The allocation would be carried out so that Europe-Israel bears 35%, while Elscint and EMI each bear 32.5% of such costs. These percentage shares reflect a general estimate of the companies' management of the actual utilization rate of these departments' services by each of the companies based on the actual services provided thereby during the first half of 2000. Should these percentage rates deviate from the actual service rates by more than 10%, the parties will be charged on the basis of the actual cost allocation. In November 2002, the Company's Board of Directors approved the extension of the agreement for a three-year term.

     FRAMEWORK RESOLUTION, REGARDING COVERAGE OF OUR CHAIRMAN OF THE BOARD OF DIRECTORS' LIABILITY UNDER OUR GENERAL INSURANCE POLICIES FOR THE COVERAGE OF DIRECTORS' AND OFFICERS' LIABILITY. In December 2003, our shareholders approved the coverage of liability of our chairman of the board of directors under the our general insurance policies for the coverage of directors' and officers' liability, as shall be from time to time, including policies which were in effect on August 26, 2003 (the time of the approval of such resolution by the Board of Directors).

     The terms of the Framework Resolution are as follows: the aggregate coverage amount under each directors' and officers' liability insurance policy of the Company and companies under its control (including the aggregate coverage amount of any other company included in such policy) and the annual premium paid for such coverage shall be determined by the audit committee and board of directors, which shall determine that the amounts are reasonable under the circumstances, taking into consideration the Company's exposures and the market conditions, and provided that the rate of the annual additional premium amount to be paid by the Company shall not exceed 30% of the premium paid in the preceding year for the same coverage amount. In addition, the aggregate additional premium amounts to be paid by the Company until December 31, 2008, the expiration of this framework resolution, as detailed below, shall not exceed 75% of the basic premium, which is the premium currently paid by the Company in the amount of approximately US $248,000. The framework resolution shall be applicable for as long as the aforementioned aggregate coverage amounts will not exceed US $50 million.

     In the event the Company purchases an insurance coverage amount in a different amount than the existing coverage amount (and in no event more than US $50 million), the maximum premium to be paid for the new coverage amount shall be increased or decreased in the same proportion as the proportion between the new coverage amount and the previous coverage amount. The limitations described above shall apply to the new coverage amount and the new premium, mutatis mutandis.

     Accordingly, the audit committee and board of directors shall approve each new purchase of an insurance policy, provided that they determine that such policy complies with the terms of the Framework Resolution, as detailed above.

     APPROVAL OF THE INCREASE OF THE INSURANCE COVERAGE IN THE INSURANCE POLICIES FOR COVERAGE OF LIABILITY OF THE DIRECTORS AND OFFICERS OF THE COMPANY AND ITS SUBSIDIARIES. In December 2003 the Company's shareholders approved the increase of the insurance coverage of the Company's directors and officers under their liability insurance policies up to US $40 million and the extension of such insurance policy by 39 days until October 30, 2003. The premium paid by the Company with respect to this insurance policy was approximately $236,000, out of a total premium of $708,000 paid with respect to this policy. The coverage of such policy also includes acts and/or omissions performed by previous directors and officers of the Company for a one-year period beginning in September 2002 and ending in September 2003 without any retroactive limitation and subject to the terms of the policy. This policy was extended by the Company, pursuant to its terms, by 39 days until October 30, 2003 in consideration for an aggregate premium of approximately US $75,600, out of which the Company borne approximately US $25,200.

     APPROVAL OF PURCHASE OF INSURANCE POLICIES FOR THE COVERAGE OF LIABILITY OF OUR DIRECTORS AND OFFICERS INCLUDING AS DIRECTORS OR OFFICERS OF OUR SUBSIDIARIES. In December, 2003 the Company's shareholders approved a policy for the coverage of the liability of directors and officers of the Company, including as directors or officers of the Company's subsidiaries, for a one-year period beginning on October 31, 2003 and ending on October 30, 2004, covering a total liability of $40 million per occurrence and per duration of the policy in the framework of the general insurance policy of Europe-Israel and companies controlled by it. The premium paid by the Company with respect to this insurance policy was approximately $248,000, out of a total premium of $744,000 paid with respect to this policy. The coverage of such policy also includes acts and/or omissions performed by previous directors and officers of the Company for a one-year period beginning on October 31, 2003 and ending on October 30, 2004, without any retroactive limitation and subject to the terms of the policy.

     GRANT OF SHARES TO OUR DIRECTORS AND OFFICERS PURSUANT TO our employees and officers incentive plan. See - Item 6 - Share Ownership - InSightec Stock Option Plan - 2003 ESOP and CSOP.

     GRANTING OPTION TO OUR CHAIRMAN OF THE BOARD OF DIRECTORS, TO PURCHASE UP TO 250,000 SHARES OF INSIGHTEC, SUBJECT TO THE APPROVAL OF OUR SHAREHOLDERS. See
- Item 6 - Share Ownership - InSightec Stock Option Plan - 2003 ESOP and CSOP.

     APPROVAL OF THE GRANT OF AN AGGREGATE NUMBER OF 150,000 OPTIONS OF INSIGHTEC, TO OUR PRESIDENT AND DIRECTOR AND TO AN ADDITIONAL DIRECTOR OF THE COMPANY, BOTH OF WHOM ALSO SERVE AS DIRECTORS OF INSIGHTEC. In December 2003 the Company's shareholders approved the grant of 100,000 options and 50,000 options exercisable for 100,000 and 50,000 ordinary shares, NIS 0.01 par value each, of InSightec, a subsidiary of the Company (collectively, the "Options"), to the Company's President and director and to a director of the Company, respectively, both of whom also serve as directors of InSightec. The options were granted pursuant to the InSightec's 2003 ESOP (For more details see - Item 6 - Share Ownership - InSightec Stock Option Plan - 2003 ESOP and CSOP).

     MANAGEMENT SERVICES. Pursuant to an agreement dated as of August 1, 2001 among EMI, PC, EUBV and Triple-S, Triple-S undertook either itself or through Mr. Shmuel S. Smucha, its controlling shareholder who acted at that time as the President and Chief Executive Officer of PC, to render management services to PC. As consideration for such services, Triple-S received a monthly fee of $40,000. In addition, Mr. Smucha was eligible to receive from PC reimbursement of reasonable living expenses, as well as other customary benefits. Triple-S was entitled to receive from PC a monthly loan of $5,000, bearing market interest rates and repayable no later than December 31, 2004. This agreement terminated on December 31, 2003. Mr. Smucha continued to render services to PC for one additional months, until January 31, 2004. [Upon termination of the agreement and Mr. Smucha's services, the parties finalized and settled all open accounts and issues.]

     PRIVATE ISSUANCE OF SHARES TO TRIPLE-S HOLDINGS N.V. (the "Offeree.") - In March 2004, we issued 623,362 ordinary shares to the Offeree pursuant to an agreement, dated February 28, 2001, between the Company, PC, EUBV and the Offeree, au unrelated third party controlled by the then president and CEO of PC (the "Share Issuance Agreement.") Under the Share Issuance Agreement, the Company issued 250,000 Ordinary Shares (the "Original Shares") to the Offeree in exchange for services provided by the Offeree to PC and the Offeree's waiver of certain rights to purchase shares of companies held by PC. In addition, under the terms of the Share Issuance Agreement, the Company undertook, following the lapse of approximately three years from the date of the Share Issuance Agreement (January 15, 2004), to review the market value of the Original Shares. In the event that the market value of the Original Shares would have been lower than $6 million, the Company undertook to pay the Offeree the difference between the calculated market value and $6 million, either by cash or by way of issuance of additional shares of the Company. According to the Company's calculation, the market value of the Original Shares was lower than $6 million. Accordingly, the Company's board of directors approved the payment to the Offeree of the aforementioned difference by way of issuance of the Offered Shares.

     AGREEMENT FOR AVIATION SERVICES. Pursuant to an agreement signed between us and Jet Link Ltd. ("Jet Link"), a wholly-owned subsidiary of Control Centers, we, or our subsidiaries, may utilize the aviation services of Jet Link (both international and in Israel) for our operations relating to the malls for the payment of aviation fees at a 5% discount.

     AGREEMENTS FOR THE PROVISION OF SERVICES OF COORDINATION, PLANNING, EXECUTION AND SUPERVISION OVER CONSTRUCTION PROJECTS - companies controlled by the executive chairman of our board of directors, are parties to various agreement with subsidiaries of PC, pursuant to which such entities have agreed to provide services of coordination, planning, execution and supervision over construction projects, to PC's subsidiaries, in consideration for 5% of the actual construction costs of each such project (excluding land acquisition cost. financing costs and general and administrative costs), plus VAT. In addition, PC's subsidiaries will reimburse the said companies, for all reasonable costs incurred in connection with the services rendered thereby, not to exceed a total of $50,000 per project. Such agreements were entered into pursuant to a framework agreement signed by us Control Centers (the parent company of these two companies), which was approved by our shareholders meeting during 2000.

     RELATED PARTY GUARANTEES - We provide from time to time, guarantees to financial institutions or other unrelated parties in connection with undertakings, monetary and others, assumed by our subsidiaries. Details as to material guarantees are provided in "Item 4 - Information on the Company -Highlights of 2003" - and "Item 5 - Operating and Financial Prospects - Loans".

     GRANTING ADVANCE INDEMNIFICATIONS TO DIRECTORS AND OFFICERS - Our General Meeting approved the granting of advance indemnification contracts to directors and officers (including in their capacity as officers of the subsidiaries). The total indemnification amount will not exceed the lower of 25% of the Company's shareholders' equity in accordance with the financial statements at the time of indemnification or $40 million, above the amounts to be paid, if at all, by insurance companies under their policies for risks covered by those policies. In addition, the General Meeting approved an exemption for the directors and officers (other than controlling parties) from responsibility for any damage caused by breach of due care towards the Company.

     ELSCINT
     -------

     HOTEL AND LEISURE

     In October 2001, an agreement between BEA Hotels N.V. ("BEA") and CDPM (a subsidiary of Control Centers) was approved at an Elscint shareholders meeting. Pursuant to the agreement, CDPM will provide logistical, planning and supervisory services in connection with the renovation of the Bucuresti Hotel, in exchange for consideration equal to the lower of 5% of the renovation costs (excluding general and administrative expenses and financing expenses) or 5% of U.S. $30 million. The agreement has not yet been signed by the parties.

     BEA receives, from time to time, aviation services from Jet Link in exchange for a payment based on the latter's price list, net of a discount of 5%.

     THE ARENA

     In May 2002, Elscint's shareholders approved a turn-key contracting agreement by and between SLS and CDPM, for the completion of the construction of the Arena for consideration of $57.7 million plus Value Added Tax (if applicable), subject to reductions and adjustments due to payments by SLS to sub-contractors, suppliers, consultants and other third parties in connection with the construction. The amount of the consideration was determined on the basis of a calculation of the amount of work remaining to be performed, as at March 1, 2002. From March 1, 2002 until December 31, 2003, SLS made such payments for implementation of the project in the total sum of U.S. $31 million. During June 2003, CDPM assigned, in accordance with the terms of the agreement, all of its rights and obligations under the contracting agreement to Castara Construction servicing Ltd. ("Castara") an indirect subsidiary of Control Centers. Upon completion of the assignment in June 2003, Control Centers provided SLS with a bank guarantee, at the rate of 5% of the Work Consideration as defined in the agreement By December 2003, the construction of the Arena was completed. The construction works in accordance with the agreement has been completed. The total sum that was paid to Castara for the construction works through end of 2003 was NIS 154,039.

     OTHER

     In October 2000, Elscint's shareholders approved the Allocation of Costs Agreement. In November 2002, Elscint's board of directors approved the extension of the agreement for an additional three years.

     Elscint leases office space from Control Centers at market price.

     Elscint provides insurance and indemnification to its directors and officers.

     Elscint and its investee companies conduct credit, deposit and management of security portfolio transactions with a bank, which is an indirect interested party in Elscint. These transactions are conducted in the ordinary course of business and under customary market terms and conditions.

ITEM 8. FINANCIAL INFORMATION

     A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See Consolidated Financial Statements included in Item 18.

     B. SIGNIFICANT CHANGES

     LEGAL PROCEEDINGS

     1. Class Action by Minority Shareholders. In September 1999, we and Elscint (among others) were served with a claim and a motion to recognize the claim as a class action filed by a shareholder of Elscint on behalf of all minority shareholders who held shares on February 18, 1999, and on the date that the claim was submitted.

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

     2. Class Action by Investors. In November 1999, we and Elscint were served with a claim and a motion to recognize the claim as a class action, which claim was also submitted against Europe-Israel, Control Centers, Marina Herzlia Limited Partnership 1988 (which is controlled by Control Centers), Elron and 25 past and present directors in the above companies, which claim and motion were filed in the District Court in Haifa, Israel.

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

     o EMI breached (i) its contractual undertaking towards Elscint to conduct a takeover bid for the purchase of Elscint's shares held by the minority shareholders of Elscint at a price per share of $14, and (ii) its obligation to cancel the takeover bid in accordance with certain provisions under applicable law;

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

     Currently, two separate proceedings are pending, as described below:

     (1) Israeli Supreme Court Proceeding- Several, but not all, of the plaintiffs, have filed a motion with the Israeli Supreme Court for permission to appeal the ruling of the District Court in Haifa to dismiss the motion to recognize the claim as a class action. We have filed a written response to this motion. In May 2001, the Israeli Attorney General filed a notice with the Supreme Court that in accordance with the authority granted to him under law he joined the proceedings and filed his position, which supports the plaintiffs' legal claims.

     At a hearing held before the Israeli Supreme Court on November 21, 2001, the plaintiffs received permission to appeal the ruling of the District Court in Haifa, we filed our arguments and the plaintiffs responded. On February 2002, the Israeli Supreme Court gave the Israeli Attorney General permission to complete its arguments. As of the date of this report, the Supreme Court has no yet rendered its decision in the motion.

     (2) Haifa District Court Proceeding- The District Court ruled that the claim filed by the plaintiffs shall continue to be heard as a regular claim in spite of the fact that the request to recognize the claim as a class action has been dismissed. The plaintiffs and the defendants disagree on the issue of court fees. While the counsel for the plaintiffs claims that the claim is of a declarative nature and therefore the court fee is approximately NIS 1,600 (approximately $400), counsel for the respondents claims that the relief claimed is a financial relief and that according to their calculations, the court fee (taking into account all of the relief claimed) is approximately NIS 1.32 million (approximately $300,000) or approximately NIS 20.09 million (approximately $4.97 million). In the course of the interim procedure, the Court repeated its position that the real relief claimed by the plaintiffs is in fact financial relief and that counsel for the plaintiffs should adjust the amount of the court fee in accordance with such financial relief. Since the court fee has not been paid, on March 11, 2001, Elscint, together with seven other respondents, filed a request with the District Court in Haifa to rule on the assessment of the court fee due. Elscint's counsel's opinion was supported by the Attorney General's opinion filed on May 14, 2001 with the court. Several court hearings pertaining to court fees took place before the District Court, the last one on April 25, 2002, and the District Court's decision is pending.

     3. Letter from New Hampshire Insurance Company. On January 26, 2003, we received a letter from counsel to New Hampshire Insurance Company, acting through its agent, AIG Europe (UK) Ltd. ("New Hampshire"). New Hampshire is one of the insurers of Europe-Israel, Elscint Ltd. and the Company (the "Insured Companies"), including insurance pertaining to the class action by investors described above.

     In the letter, New Hampshire made certain allegations against the Insured Companies, including, inter alia, that the Insured Companies breached their disclosure duties under the Israeli Insurance Contract Law, 1981 by failing to disclose to New Hampshire material information prior to the issuance of additional coverage under the policy purchased by Europe-Israel (the "Policy"), effective as of July 1999 (the "Additional Coverage"), and prior to the replacement of the Policy and the Additional Coverage by the issuance of a new policy effective as of August 1999 (the "Replacement Coverage"). The letter states that unless the Insured Companies indicate that the circumstances were different than those described in the letter, the Policy, Additional Coverage and the Replacement Coverage issued by New Hampshire will be cancelled. Our counsel sent a reply on behalf of Europe-Israel, Elscint and the Company on March 20, 2003, in which the allegations of New Hampshire were rejected. We have not yet received an answer from New Hampshire to our counsel's reply. During July 2003, a meeting between the parties took place, discussing the Insured Companies claims and the possibility of reaching a settlement.

     (4) Poland. (a) Katowice Plaza was served with a statement of claim in the amount of $235,000, constituting the last part of the consideration for property purchased by Katowice Plaza in December 1998. The statement of claim was filed by the seller, a construction company, in the regional court of Katowice. Katowice Plaza filed its statement of defense alleging an error going to the essence of the transaction. A second claim was filed against Katowice Plaza on July 2, 2001 by the construction company in the sum of $125,000, claiming that Katowice Plaza owes the construction company an additional payment for the subject property. The sums claimed under both suits were secured by a lien on Katowice Plaza's assets. The Katowice Court issued decisions according to which Katowice Plaza's asset were sold in order to cover its debts to the seller. In addition, as property and land taxes have not been paid by Katowice Plaza to the municipality of Katowice, the proceeds of the sale of assets shall also be used in order to cover these debts. After payment of the above debts, it is unclear whether any funds shall remain to be transferred to Katowice Plaza.

     (b) Radom Plaza SP.ZO.O. In November 2003, Radom Plaza SP.ZO.O. received a notification from the executor of the District Court of Krakow according to which a lien in the sum of approximately $55,000 was imposed due to an alleged debt to RTBS Administrator who performed work for the company. In addition, during November 2003, Radom Plaza SP.ZO.O. received debt notifications from RTBS Administrator in the amount of approximately $825,000 including interest. The property on which RTBS Administrator carried out the work was supposed to be sold to Radom Plaza SP.ZO.O as part of a tender of the town municipality, which was canceled by the municipality. As the tender was canceled, Radom Plaza SP.ZO.O. will not go through with its investment in the property and it is not clear what will become of the contract with RTBS Administrator.

     (5) Greece - Holios Plaza S.A. On April 3 2003, Holios Plaza S.A. received a letter from its contractor in Greece, Themeliodomi S.A, claiming that Holios Plaza S.A. owes the contractor approximately (euro)587,000 for work carried out by it in the Pireous Plaza Project. The Company did not receive information of a claim filed by Themeliodomi S.A. in this matter.

     6. CLAIMS RELATING TO THE HOTEL BUSINESS

     (a) Bucuresti Hotel Complex, Bucharest, Romania. In December 2000, BEA acquired 80% of the capital and voting rights in Desca Investments Ltd., a Cypriot company ("Desca"), which at the time held 100% of Domino International Hotels s.r.l, a Romanian limited liability company ("Domino"). In December 1999, Domino successfully bid for the acquisition from the Romanian State Ownership Fund (the "SOF") of 66.18% of the outstanding shares (the "Bucuresti Shares") of SC Bucuresti Turism S.A. ("Bucuresti"), a Romanian joint stock company that owned the rights to the Bucuresti Hotel and other parties have filed a petition with the Supreme court to re-consider its decision given. The Bucuresti Shares were offered for sale through a tender for the privatization of the holdings of the SOF in Bucuresti (the foregoing transaction is referred to as the "Bucuresti Transaction").

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

     Claims relating to Arena - Trade Name: Elscint was served with a claim by a third party in which the principal remedy requested is the prohibition on the use by Elscint of the trade name "Arena" for the entertainment and commercial center in the Herzliya Marina, on the grounds of unlawful usage of the name, exploitation of goodwill and unfair competition. If the plaintiff's contention is upheld, this is likely to cause Elscint indirect losses and additional costs. An application for an interim injunction, prohibiting the use of the trade name "Arena," was dismissed by the court. Elscint's legal counsel for this matter are unable to estimate the results of said lawsuit, though they maintain that Elscint has sound defenses against the allegations made in this claim

     ORDINARY COURSE OF BUSINESS

     The Company and its subsidiaries are involved from time to time in litigation arising in the ordinary course of the Company's business. Although the outcome of each of these cases is uncertain at this time, we believe that the resolution of such litigation will not have a material adverse effect on our financial position.

ITEM 9. THE OFFER AND LISTING

     A. OFFER AND LISTING DETAILS

     The ordinary shares of EMI are quoted on Nasdaq under the symbol "EMITF" and are listed on the TASE.

     The annual high and low sale prices for our ordinary shares for the five most recent full financial years are:

                                                     NASDAQ                              TASE
                                                     ------                              ----
  YEAR ENDED DECEMBER 31,                  HIGH ($)          LOW ($)          HIGH ($)          LOW ($)
  -----------------------                  --------          -------          --------          -------
         2003                                7.14              3.70             7.13             4.25
         2002                                7.71              4.50             7.19             4.49
         2001                                6.30              4.23             6.55             4.39
         2000                                13.50            5.1562           13.338            5.596
         1999                              11 15/16           7 5/16            11.96            7.60

     The quarterly high and low sale prices for our ordinary shares for the two most recent full financial years and the first subsequent quarter are:

                                                        NASDAQ                                  TASE
                                                        ------                                  ----
                                             HIGH ($)            LOW ($)            HIGH ($)            LOW ($)
                                             --------            -------            --------            -------
2004
First Quarter                                  9.35                6.92               9.51               6.988

2003
First Quarter                                  5.78                3.70               6.13               4.25
Second Quarter                                 6.70                5.00               6.84               5.22
Third Quarter                                  6.76                4.26               6.67               4.46
Fourth Quarter                                 7.14                4.42               7.13               4.54

2002
First Quarter                                  7.71                5.42               6.89               5.16
Second Quarter                                 5.88                5.00               6.32               5.58
Third Quarter                                  6.36                5.05               6.75               5.72
Fourth Quarter                                 5.95                4.50               6.25               4.87

     The monthly high and low sale prices for our ordinary shares during the six months of December 2003 through May 2004 were:

MONTH                                                   NASDAQ                                  TASE
                                                        ------                                  ----
                                              HIGH ($)            LOW ($)            HIGH ($)           LOW ($)
                                              --------            -------            --------           -------
May 2004                                        8.16               7.36                8.41               7.37
April 2004                                      8.20               7.24                8.24               7.30
March 2004                                      8.93               7.90                8.65               7.77
February 2004                                   9.35               8.48                9.51               8.43
January 2004                                    8.64               6.92                8.12               6.99
December 2003                                   6.95               6.02                6.66               5.79

     The closing price of our ordinary shares on Nasdaq on May 31, 2004 was $7.36, and on the TASE was $7.37.

     The closing prices of our ordinary shares listed on the TASE for each of the years 1999 through 2003 have been translated into dollars using the representative rate of exchange of the NIS to the U.S. dollar on the last trading day of each such year as published by the Bank of Israel. The closing prices of our ordinary shares listed on the TASE for all periods during 2004 have been translated into dollars using the representative rate of exchange of the NIS to the U.S. dollar on May 31, 2004 as published by the Bank of Israel.

     B. PLAN OF DISTRIBUTION

        NOT APPLICABLE.

     C. MARKETS

     Since our initial public offering in November 1996, our ordinary shares have been traded both on the Tel-Aviv Stock Exchange and on NASDAQ Stock Market under ticker symbol "EMITF". Prior to such date, EMI was a privately held corporation.

     D. SELLING SHAREHOLDERS

        NOT APPLICABLE.

     E. DILUTION

        NOT APPLICABLE.

     F. EXPENSES OF THE ISSUE

        NOT APPLICABLE.

ITEM 10. ADDITIONAL INFORMATION

     A. SHARE CAPITAL

         Not applicable

     B. MEMORANDUM AND ARTICLES OF ASSOCIATION AND GENERAL PROVISIONS OF ISRAELI LAW

     PURPOSES AND OBJECTS OF THE COMPANY
     -----------------------------------

     We are a public company registered under the Israeli Companies Law of 1999 ("Companies Law") as Elbit Medical Imaging Ltd., registration number 52-004303-5. Pursuant to the Israeli Securities Law, every major shareholder which is broadly defined and includes each shareholder holding more than 5% of the company's share capital or of its voting rights, must disclose to the Company any change in its holdings.

     Pursuant to our Memorandum of Association, we were formed for the purpose of operating in the development, manufacture, compilation, sale and service of technological and electronic systems in the field of medical imaging and ancillary products. In addition, we are also empowered to operate in any business or matter for profit purposes as shall be determined by the board of directors of the Company from time to time.

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

     APPOINTMENT OF DIRECTORS
     ------------------------

     Our directors are elected by our shareholders at the annual meeting of the shareholders. Only a person nominated by the board of directors may be elected at the shareholders' meeting to the office of director, unless written notice is submitted to the Company at its registered address, at least seven days prior to the date set for the meeting, signed by the shareholder entitled to participate and vote at such meeting, of his intention to propose at such meeting a certain candidate confirming his consent to such election which will be submitted to the Company at its registered address at least 24 hours prior to such date. The directors hold office until the next annual meeting of our shareholders, which is required to be held at least once during every calendar year but not more than fifteen months after the last preceding meeting. In the intervals between annual meetings, the board of directors may appoint additional directors to the board of directors in the event that the number of directors is less than the maximum number authorized by our Articles. Any director so appointed shall hold office until the next general meeting. According the our Articles of Association, not less than 2/3 in number of directors present in person or represented by their substitutes in order to constitute a quorum.

     In accordance with our Articles of Association, our directors are elected by an ordinary majority at an annual general meeting and they hold office until the next annual general meeting and shall be eligible for re-election at such meeting, or until they resign or other circumstances listed in our Articles of Association occur, except that external directors are elected in accordance with applicable law and in accordance with relevant stock exchange rules applicable to us (See "-Independent Directors, External Directors" above). A director need not hold any qualification shares. The board of directors may appoint one or more additional directors to the board of directors if the current number of directors is less than the maximum number authorized by our Articles of Association. Any director so appointed shall hold office until the conclusion of the next ordinary meeting of our shareholders.

     Under our Articles of Association, subject to the Companies Law, our directors may hold offices in other companies in which we may have an interest, and they may also enter, either on their own or as directors of other companies or as members of other entities, into contracts with us, and neither will such contracts be avoided nor will the director be liable to account to us for any profit arising from any such contract or other office. In addition, subject to the Companies Law, our directors are not disqualified from voting as directors on any contract or arrangement in which they (or any of them) are interested, either individually or as directors of other companies or members of other entities. (See also:
"Approval of Related Party Transactions" above).

     ALTERNATE DIRECTORS
     -------------------

     EMI's Articles of Association provide that any director may, subject to the approval of the other directors, appoint, by written notice, another person to serve as an alternate director, and such appointing director may also remove such alternate director. The Companies Law provides that a person may not serve as an alternate director if such person is not qualified to serve as a director or already serves as a director or as an alternate. Any alternate director possesses all the rights and obligations of the director who appointed him except that the alternate has no standing at any meeting while the appointing director is present, and the alternative is not entitled to receive remuneration for his services. The appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment.

     The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director and such responsibility shall apply giving effect to the circumstances of the matter including the circumstances of the appointment of the alternate director and the period such alternate served.

     Our Articles of Association also provide that our board of directors may delegate its powers to one or more committees of the board of directors as it deems appropriate. Such delegation may be exercised subject to the provisions of the Companies Law, which limits the matters that the board of directors may delegate to committees (such as the determination of the general policies of EMI).

     The Companies Law requires that each committee that is authorized to exercise powers of the board of directors must include at least one external director.

     INDEPENDENT DIRECTORS; EXTERNAL DIRECTORS
     -----------------------------------------

     Pursuant to SEC and Nasdaq rules, each audit committee of a listed company must have at least three members who are independent directors. Our audit committee members are Messrs. Kaisserman and Apter (each, an external director) and Forer, all of whom fulfill the requirements of independent directors.

     The Companies Law requires Israeli companies whose shares have been offered to the public in or outside of Israel to appoint two people to serve as external directors on the board of directors of a company. The Companies Law provides for certain qualifications that a candidate for external directorship must fulfill or comply with. Among other requirements, a person may not be appointed as an external director if the person or the person's relative, partner or employer or any entity controlled by that person, has, at the date of appointment, or had at any time during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by the entity controlling the company. The term "affiliation" is broadly defined.

     In addition, no person can serve as an external director if the person's position or other business creates, or may create, conflict of interests with the person's position as an external director or if such position or other business may impair on such director's ability to serve as an external director. The Companies Law provides for additional qualification requirements that are imposed on such candidates.

     The Companies Law further provides that external directors shall be appointed by a general meeting of shareholders, and that the approval of such appointment requires that at least a majority of the votes of shareholders present at the general meeting in person or by proxy have voted for such proposal, provided that (i) such majority vote at the general meeting shall include at least one third (1/3) of the total votes of non-controlling shareholders present at such general meeting in person or by proxy, excluding abstaining votes, or (ii) the total number of votes of the shareholders mentioned in clause (i) above that have voted against such proposal does not exceed one percent (1%) of the total voting rights in the company.

     The Companies Law also provides that a general meeting at which the appointment of external directors is to be considered shall not be convened unless the candidate for external directorship has declared to the company that he fulfills or complies with the qualifications for his appointment as an external director.

     The initial term of an external director in accordance with the Companies Law, is three years and such term may be extended for an additional three-year period. Each committee of EMI's board of directors that is authorized to exercise powers of the board of directors is required to include at least one external director, and all external directors must be members of the company's audit committee. The Companies Law provides that an independent director appointed pursuant to the Companies Ordinance (which preceded the Companies Law) shall, for the purposes of the requirement to appoint external directors pursuant to the Companies Law, be deemed an external director, except that with respect to the term of appointment and its renewal, the provisions of the Companies Ordinance shall apply. Pursuant to the Companies Ordinance, the appointment term of an external director shall be for five consecutive years, and it may not be renewed unless two years have passed since the expiration of the previous appointment.

     An external director is entitled to reimbursement of expenses, monetary and other compensation as provided in regulations promulgated under the Companies Law, but is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided by such person as an external director.

     APPROVAL OF RELATED PARTY TRANSACTIONS
     --------------------------------------

     Generally, under the Companies Law, engagement terms of directors and of directors fulfilling other offices in the company including (i) the grant of an exemption from liability for damages sustained due to a breach by the directors' of their duty of care, (ii) directors' and officers' insurance, (iii) a prospective undertaking to indemnify such directors, and (iv) a retroactive indemnification, require the approval of the audit committee, the board of directors and the majority vote of the shareholders of the company. The Companies Law also requires that the compensation and terms of engagement and employment of Office Holders (as hereinafter defined) or of employees of the company who hold a controlling interest in a company must be approved by the audit committee, the board of directors and the majority vote of the shareholders at general meetings, provided that (i) such majority vote at the shareholders meeting shall include at least one third (1/3) of the total votes of shareholders having no personal interest in the transaction, present at the meeting in person or by proxy (excluding abstaining votes); or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed one percent (1%) of the total voting rights in the company.

     The Companies Law requires that an Office Holder, or a controlling shareholder, promptly disclose any direct or indirect personal interest that he or any of his affiliates may have, and all related material information known to him, in connection with any existing or proposed "extraordinary transaction" by the company. If the Office Holder complies with such disclosure requirements and the transaction is not prejudicial to the best interests of the company, then, unless the Articles of Association of the company provide otherwise, the board of directors of a company may approve the transaction in accordance with the provisions of such company's Articles of Association. Under the Israeli Companies Law, if the transaction is an "extraordinary transaction", then it must be approved by the company's audit committee, its board of directors and, in certain circumstances, the shareholders of the company. An "extraordinary transaction" is defined in the Companies Law as a transaction not in the ordinary course of business, a transaction that is not on market terms or a transaction that is likely to have a material impact on the company's profitability, assets or liability.

     In most circumstances, the Companies Law restricts Office Holders who have a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee from being present at such meeting, participating in the discussions or voting on any such matter.

     The Companies Law contains the same disclosure requirements applicable to persons having control of a public company as was required under the Companies Ordinance (which preceded the Israeli Companies Law). In addition, under the Companies Law, "extraordinary transactions" between a public company and a controlling shareholder of the company, extraordinary transactions of the company with a third party in which a controlling shareholder has a personal interest and an engagement of a public company with a controlling shareholder regarding employment terms, all require the approval of the audit committee, the board of directors and the shareholders.

     An offer of securities to a shareholder who holds more than 5% of the company's outstanding share capital or voting rights, or to a party that will become, as a result of the issuance, a holder of more than 5% of the company's outstanding share capital or voting rights, requires approval of the board of directors and the approval of the shareholders of the company.

     AUDIT COMMITTEE
     ---------------

     The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company's business and approving related party transactions and transactions with officers of the company, as required by law. An audit committee must consist of at least three members and include all of the company's external directors. The chairman of the board of directors, any director employed by the company or rendering services to the company on a permanent basis, any controlling shareholder and any relative of a controlling shareholder, may not be a member of the audit committee.

     INTERNAL AUDITOR AND CERTIFIED PUBLIC ACCOUNTANT
     ------------------------------------------------

     The Companies Law requires the board of directors to appoint an internal auditor recommended by the audit committee. A person who does not satisfy certain independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other matters, the compliance of the company's actions with applicable law, and orderly business procedure. EMI's internal auditor is J. Greitzer, IE and IA Services. In addition, under the Companies Law, all companies must appoint a certified public accountant to audit the company's financial statements and report any material improprieties that he may discover to the chairman of the board of directors. EMI appointed Brightman Almagor & Co., certified public accountants in Israel and a member firm of Deloitte Touche Tohmatsu, as its certified public accountant for the above matter.

     RIGHTS ATTACHED TO SHARES
     -------------------------

     Our registered share capital consists of a single class of 50,000,000 ordinary shares, par value NIS 1 per share, of which 23,770,182 ordinary shares were issued and outstanding as of December 31, 2003. All outstanding ordinary shares are validly issued, fully paid and non-assessable. Such number excludes 76,900 shares are held by the Company and considered dormant shares, and do not confer any rights as long as they are held by us as well as 550,000 shares that were granted to officers and employees of the Company pursuant to the Company's incentive plan and are not fully paid for. Elscint is the owner of 882,140 ordinary shares of EMI, but under the Companies Law has voting rights only with respect to 208,431 of the shares.

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

     The board of directors may propose a dividend only out of profits, in accordance with the provisions of the Companies Law. Declaration of a dividend requires approval by an ordinary shareholders' resolution, which may decrease, but not increase, the amount proposed by the board of directors.

     If a year passes after a dividend has been declared and such dividend remains unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to the benefit of the Company until it is claimed. We are not obligated to pay interest on an unclaimed dividend.

     The directors may, from time to time, pay to the Company's shareholders, on account of the next forthcoming dividend, an interim dividend which in their judgment is justified in view of the Company's position.

     VOTING RIGHTS

     Holders of ordinary shares have one vote for each ordinary share held by them on all matters submitted to a vote of the shareholders. Such voting rights may be affected by the creation of any special rights to the holders of a class of shares with preferential rights that may be authorized in the future in the manner provided for under the Companies Law and our Articles of Association. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent, in the aggregate, at least 33 1/3 % of the issued voting share capital. In the event that a quorum is not present within half an hour of the scheduled time, the meeting shall be adjourned to the same day of the following week, at the same time and place, or to such other day, time and place as the board of directors shall determine by notice to the shareholders. If at such adjourned meeting a quorum is not present within half an hour of the scheduled time, the two members present in person or by proxy will constitute a quorum.

     Any amendment of our Articles shall require a Shareholders resolution, adopted by an ordinary majority at the general meeting. In addition, any decision the general meeting is empowered to make, according to our Articles, shall be approved by an ordinary majority at the general meeting, even if written otherwise.

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

     RIGHTS IN THE EVENT OF LIQUIDATION

     Pursuant to our Articles of Association, subject to approval of an ordinary majority of the shareholders, at a meeting convened for such purpose, a liquidator may divide among the shareholders the assets of the Company other than in accordance with the legal rights of the shareholders, subject to statutory rights.

     CHANGING RIGHTS ATTACHED TO SHARES

     According to our Articles of Association, if at any time the share capital of the company is divided into different classes of shares, then, unless otherwise provided for by the terms of issuance of that class of shares, in order to change the rights attached to any class of shares, the consent in writing of the holders of the majority of the issued shares of the affected class must be obtained, or at a separate meeting of the shareholders of that class of shares convened for such purpose adopt a resolution to change such rights. The provisions relating to general meetings shall apply, except that the necessary quorum required shall be two persons holding or representing by proxy at least two-thirds of the issued shares of that class. In an adjourned meeting, those shareholders present in person or by proxy shall be deemed to constitute a quorum. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless expressly provided for by the terms of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari-passu with that class.

     FIDUCIARY DUTY AND DUTY OF CARE OF AN OFFICE HOLDER
     ---------------------------------------------------

     The Companies Law codifies the duties that an officer owes to a company. These duties consist of a fiduciary duty, a duty to act in good faith and in the best interests of the company and a duty of care. An "Office Holder" is defined in the new Companies Law as a director, general manager, chief executive officer, executive vice president, vice president, any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title and other managers directly subordinate to the general manager. The Office Holder's duties to the company include:

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

     The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have, including all related material information known to him or her, in connection with any existing or proposed transaction by the company. The disclosure must be made without delay and not later than the first board of directors meeting at which the transaction is first discussed. (See also: "- Approval of Related Party Transactions" and " Voting Rights" above).

     DUTY OF A SHAREHOLDER
     ---------------------

     Under the Companies Law, a shareholder, in exercising his rights and fulfilling his obligations to the company and the other shareholders, must act in good faith and in a customary manner and refrain from improperly exploiting his power in the company, including when voting at general or class meetings of shareholders on: (a) any amendment to the Articles of Association; (b) an increase of the company's authorized share capital; (c) a merger; or (d) approval of related party transactions. In addition, a shareholder shall refrain from prejudicing the rights of other shareholders. The laws governing breach of contracts apply, with the necessary modifications, to a breach of the above obligations. Furthermore, any controlling shareholder, any shareholder who knows that he possesses power to determine the outcome of the shareholders' vote at a general or a class meeting, and any shareholder that, pursuant to the provisions of the Articles of Association, has the power to appoint or prevent the appointment of an Office Holder in the company or possesses any other power towards the company, is under a duty to act in fairness towards the company. A breach by any such shareholder of this duty is treated similarly to a breach of a fiduciary duty of an Office Holder, with the applicable changes. The Companies Law does not detail the substance of this duty.

     EXEMPTION, INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS
     ------------------------------------------------------------------

     EXEMPTION

     Our Articles of Association provide that EMI may prospectively exempt any of its officers from liability for damages sustained due to a breach by the officer of such officer's duty of care to EMI. At the annual meeting of our shareholders held on February 21, 2001, our shareholders approved to prospectively exempt the Company's officers from liability for damages sustained due to a breach by the officer of such officer's duty of care to the Company, except with respect to Mr. Zisser, the controlling shareholder of the Company. Such exception applied, at the time of the said meeting, also to Ms. Bracha Zisser, the wife of Mr. Zisser, who, at that date, served as a director of the Company.

     INSURANCE

     Our Articles of Association provide that we may obtain an insurance policy providing directors and officers of the Company insurance for liability imposed on them due to an act performed by them in their capacity as directors or officers of the Company, in any of the following:

     (1) Breach of their duty of care to the Company or to any other person;

     (2) Breach of their fiduciary duty to the Company, provided that they acted in good faith and had reasonable grounds to believe that the act would not prejudice the interest of the Company;

     (3) Monetary liability imposed upon them in favor of a third party; and

     (4) Any other event in respect of which an insurance of a director or officer is and/or may be permitted. Our shareholders, at their annual meeting held on February 21, 2001, approved the subscription for insurance covering liability of our directors and officers in accordance with the above principles, except with respect to Mr. Mordechay Zisser.

     Pursuant to the Companies Law, in no event may EMI insure, indemnify or exempt its officers and directors with respect to:

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

     At their annual meeting held on February 21, 2001, our shareholders approved our ability to prospectively exempt and accordingly issue prospective indemnification undertakings in favor of our directors and officers pursuant to our Articles of Association.

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

     ANTI-TAKEOVER PROVISIONS AND ACQUISITIONS UNDER ISRAELI LAW
     -----------------------------------------------------------

     Pursuant to the Companies Law, a person is not permitted to acquire shares of a public company or a class of shares of a public company, if following such acquisition such person holds 90% or more of the company's shares or class of shares, unless such person conducts a tender offer for all of the company's shares or class of shares. In the event that holders of less than 5% of the company's issued share capital or of the issued class of shares did not respond to the tender offer, then such offer will be accepted and all of the company's shares or class of shares with respect to which the offer was made will be transferred to the offeror, including all of the company's shares or class of shares held by such non-responsive shareholders that will be transferred to the offeror by way of a compulsory sale of shares. In the event that holders of 5% or more of the issued shares did not respond to the tender offer, the offeror may not purchase more than 90% of the shares or class of shares of such company.

     At the request of an offeree of a tender offer, which was accepted, the court may determine that the consideration for the shares purchased under the tender offer, was lower than their fair value and compel the offeror to pay to the offerees the fair value of the shares. Such application to the court may be filed as a class action.

     Furthermore, the Companies Law provides that for as long as a shareholder in a publicly held company holds more than 90% of the company's shares or of a class of shares, such shareholder shall be precluded from purchasing any additional shares.

     The Companies Law also provides that an acquisition of shares in a public company must be made by means of a special tender offer if, as a result of such acquisition, the purchaser becomes a holder of 25% or more of the voting rights in the company. This rule does not apply if there already is another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer, if as a result of the acquisition the purchaser becomes a holder of more than 45% of the voting rights in the company. This rule does not apply if another party already holds more than 50% of the voting rights in the company.

     ANNUAL AND EXTRAORDINARY MEETINGS
     ---------------------------------

     In accordance with the Companies Law, the board of directors must convene an annual meeting of shareholders at least once every calendar year, and no later than within fifteen months of the last annual meeting. Notice of at least 21 days prior to the date of the meeting is required. An extraordinary meeting may be convened by the board of directors, either at its discretion or upon a demand of any two directors or 25% of the directors, or of one or more shareholders holding in the aggregate at least 5% of our issued capital. An extraordinary meeting must be held not more than 35 days from the publication date of the announcement of the meeting.

     According to the Companies Law the record date set for voting in a general meeting of a company that is listed for trade outside of Israel, can not be more than 40 days nor less than 4 days prior to the date of the general meeting.

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

     CHANGES TO OUR CAPITAL
     ----------------------

     Changes to our capital are subject to the approval of the shareholders at a general meeting by an ordinary majority of more than 50% of the votes of the shareholders who are entitled to vote and who vote at a general meeting in person, by means of a [power of attorney or by means of a proxy].

     C. MATERIAL CONTRACTS

     The following is a list of material agreements entered into by EMI, Elscint or any of their subsidiaries during the last two years prior to the filing of this annual report:

     EMI

     Agreement for the acquisition of Duna Plaza, Sopron Plaza and Nyir Plaza - For a description of the terms of this agreement, see "Item 4 - Information on the Company - Principal Capital Expenditures and Divestiture - Fiscal year 2002".

     Agreement for the sale of 12 commercial and entertainment malls to Klepierre - See "Item 4 - Information On The Company - Highlights of 2003"

     Winning a privatization tender for the acquisition of the controlling interest in a Hungarian company that owns real estate in Budapest - See "Item 4
- Information On The Company - Highlights of 2003".

     Agreement for the acquisition by Plaza Centers of the remaining 50% in the Sadyba commercial and entertainment mall - See "Item 4 - Information On The Company - Highlights of 2003".

     Long-term loan Agreement between the Company and its subsidiary and an Israeli bank - See "Item 5 - Operating And Financial Review And Prospects - Loans".

     ELSCINT

     Agreement between CDPM and SLS for the completion of the works at the entertainment and commercial center in the Herzlia Marina, Israel. See "Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions - Elscint - Commercial and Entertainment Center".

     During 2003, certain of Elscint's subsidiaries that own hotels had entered into restated management agreement with Park Plaza. Two other subsidiaries of Elscint have recently signed management agreements with the Rezidor Group regarding the future management of two hotels presently under development, one of which will be operated under the "Regent" trade name and the other will be operated under the "Radisson SAS" trade name.

     Asset Purchase and Sale Agreement dated November 13, 2003 by and among Elscint Ltd., Sanmina-Sci Corporation and Sonmina-Sci Israel Medical Systems Ltd. for the sale of Elscint's factory in Maalot. See "Item 4--Information on the Company--Highlights of 2003."

     Lease Agreement dated January 6, 2003 between Euston Road Hotel Limited and Accor SA for a long term lease of the hotel property located on Eustone Road in London, England (previously Bernard Shaw Park Plaza) for a period of 25 years. See "Item 4--Information on the Company--Highlights of 2003."

     D. EXCHANGE CONTROLS

     In 1998, the government of Israel promulgated a general permit under the Israeli Currency Control Law. Pursuant to such permit, substantially all transactions in foreign currency are permitted.

     Our Memorandum and Articles of Association do not restrict in any way the ownership of our shares by non-residents and neither the Memorandum of Association nor Israeli law restricts the voting rights of non-residents.

     E. TAXATION

     Following is a discussion of certain tax laws that may be material to our shareholders, all as in effect as of the date of this report and all of which are subject to changes, possibly on a retroactive basis, to the extent that such laws are still subject to judicial or administrative interpretation in the future. This discussion is not intended, and should not be construed, as legal or professional tax advice and does not cover all possible tax considerations. For further information as to taxes that apply to us and our subsidiaries, see
Note 15 to the consolidated financial statements included in Item 18 below.

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

     TAXATION UNDER INFLATIONARY CONDITIONS
     --------------------------------------

     The Income Tax Law (Inflationary Adjustments) (1985), or the Inflationary Adjustments Law, affects the taxation of earnings of Israeli companies. This statute attempts to overcome some of the problems presented to a traditional tax system by an economy undergoing rapid inflation, which was the case in Israel at the time the law was enacted. Israel's inflation rate has been materially reduced in recent years.

     The Inflationary Adjustments Law is characterized by a high degree of complexity. Its main features can be described generally as follows:

     (a) A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into Fixed (inflation resistant) Assets and Non-Fixed (soft) Assets. Where a company's equity, as defined in the law, exceeds the depreciated cost of Fixed Assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on the excess is allowed, up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of Fixed Assets exceeds a company's equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

     (b) Subject to certain limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

     (c) Gains on the sale of certain traded securities are taxable in certain circumstances, subject to detailed rules which were modified as of January 1, 1999. Today, all Israeli companies, except certain companies which are wholly owned by individuals, are subject to reporting and taxation requirements under this law. Dealers in securities are subject to the regular tax rules applicable to business income in Israel.

     TAX REFORM IN ISRAEL
     --------------------

     As of January 1, 2003, statutory provisions came into force, concerning, among other things, tax reform in Israel, in connection with:

     (1) (i) Taxation of profits of foreign resident companies regarded as Controlled Foreign Companies ("CFC"), if: (i) most of their revenues are passive, as defined by law, or most of their profits derive from passive revenues, (ii) the tax rate applying to their passive profits in their country of residence does not exceed 20%, and (iii) over 50% of the means of control in them are held, directly or indirectly, by Israeli residents. In accordance with the statutory provisions, a controlling shareholder in such companies that have unpaid profits, as defined by law, will be deemed to have received his relative proportion in these profits as a dividend (hereinafter: "deemed dividend").

         (ii) Taxation of a dividend received in Israel, originating in profits generated or accrued outside Israel, as well as a dividend originating outside Israel.

     A deemed dividend and/or the distribution of dividends, as stated, will be subject to a tax rate of 25%, or 36% less taxes paid abroad in respect of these profits, as the case may be.

     (2) Taxation of an Israeli resident's profits accrued or generated outside Israel (until the end of 2002, Israeli residents were taxed on such profits only if received in Israel).

     (3) Taxation of capital gains from the realization of assets at a reduced rate of 25%. The reduced rate will apply to realization of assets commencing January 1, 2003 and onwards, and will be calculated for the part of the profits relating to the period subsequent to this date up to the realization date.

     (4) Guidance on the ability to offset losses - regarding business losses, capital losses, passive losses and CFC losses.

     (5) Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see "Capital Gains Tax on Sales of Our Ordinary Shares" below;

     (6) Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors);

     CAPITAL GAINS TAX ON SALES OF OUR ORDINARY SHARES
     -------------------------------------------------

     Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is equal to the increase in the purchase price of the relevant asset attributable solely to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

     Prior to the tax reform, sales of our ordinary shares by individuals were generally exempt from Israeli capital gains tax so long as (i) our ordinary shares were quoted on Nasdaq or listed on a stock exchange in a country appearing on a list approved by the Controller of Foreign Currency and (ii) we qualified as an Industrial Company.

     Pursuant to the tax reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in companies (i) publicly traded on the Tel Aviv Stock Exchange ("TASE") or; (ii) (subject to a necessary determination by the Israeli Minister of Finance) Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel. This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses and does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustment Law; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

     Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel, provided such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

     In any event, the provisions of the tax reform shall not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described above.

     In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

     U.S.-ISRAEL TAX TREATY
     ----------------------

     Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the "the U.S.- Israel Tax Treaty"), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty generally will not be subject to Israeli capital gains tax unless either such resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In the event that the exemption shall not be available, the sale, exchange or disposition of ordinary shares would be subject to such Israeli capital gains tax to the extent applicable; however, under the U.S.-Israel Tax Treaty, such residents would be permitted to claim a credit for such taxes against U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

     TAXATION OF NON-RESIDENTS
     -------------------------

     Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax at the rate of 25% is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%; provided, however, that under the Investment Law, dividends generated by an Approved Enterprise are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise paid to a U.S. company holding 10% or more of our ordinary shares in the 12 month period preceding the distribution of such dividends, are taxed at a rate of 12.5%.

     Under an amendment to the Inflationary Adjustments Law, non-Israeli corporations may be subject to Israeli taxes on the sale of securities of an Israeli company, subject to the provisions of any applicable taxation treaty or unless a specific exemption is available.

     FOREIGN EXCHANGE REGULATIONS
     ----------------------------

     Dividends (if any) paid to the holders of our ordinary shares, any amounts payable upon our dissolution, liquidation or winding up, and as the proceeds of any sale of our ordinary shares in Israel may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.

     LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959
     ------------------------------------------------------

     Two investment programs of InSightec were granted the status of an "Approved Enterprise" ("AE"). Pursuant to the Law for the Encouragement of Capital Investments, 1959 (under this heading: the "Law"), under which income stemming from an AE will be exempt from tax during the initial two years, starting from the first year in which the AE has taxable income, and subsequently subject to a reduced tax rate of 25% during the remaining five-year period. In February 2004, InSightec's expansion program of the existing factory has been approved.

     Should the holding rate of foreign residents in InSightec exceeds 25%, the period of benefits would then increase from seven to ten years. If this rate exceeds 49%, the tax rate would decrease from 25% to 10%-20%, based on the investment amount during each of the relevant tax years. The benefits period to these AEs, is limited to the earlier of either 12 years from commencement of production or 14 years following receipt of the approval documents. The benefits are determined by the ratio of the additional revenues during the benefits period over the revenues in the entire last year of production prior to the activation of each program (adjusted for the change in the wholesale price index of the industrial output) to total annual revenues during the during the benefit period.

     Those benefits are subject to the conditions stipulated in the Law, the regulation thereunder and the approval documents based on which the investments were made. Failure to meet those conditions may lead to the cancellation of the benefits and to demand for reimbursement of the amounts received on account of these benefits (in whole or in part), including interest and linkage. Change in ownership structure of a company owned by an AE, including a public offering of over 49%, or any private placement during the period of the approved investment program through the end of the benefits period, is subject to the advanced approval by the Investment Center.

     In the event of a distribution of tax-exempt earnings such as dividend, as aforestated, the distributing company would be subject to tax of up to 25%. In the event of a distribution of earning of an AE as dividends, recipient will be subject to an additional tax of 15%.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

     Subject to the limitations described herein, this discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder. A U.S. holder is a holder of our ordinary shares who is:

     o an individual citizen or resident of the U.S. for U.S. federal income tax purposes;

     o a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof;

     o an estate, the income of which may be included in the gross income for U.S. federal income tax purposes regardless of its source; or

     o a trust (i) if, in general, a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

     Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. holder and considers only U.S. holders that will own the ordinary shares as capital assets.

     This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder's particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, tax-exempt organizations, financial institutions and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who are, or hold the ordinary shares through a partnership or other pass-through entity is not considered, nor is the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

     EACH HOLDER OF OUR ORDINARY SHARES IS ADVISED TO CONSULT HIS OR HER TAX ADVISOR WITH RESPECT TO THE SPECIFIC U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES TO HIM OR HER OF PURCHASING, HOLDING OR DISPOSING OF OUR ORDINARY SHARES.

TAXATION OF DISTRIBUTIONS ON ORDINARY SHARES

     Subject to the discussion below under "Tax Consequences if We are a Passive Foreign Investment Company," a distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld as described above under "Taxation of Non-Residents." Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of "qualified dividend income." Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a "passive foreign investment company," a "foreign personal holding company" or a "foreign investment company" (as such terms are defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

     The amount of any distribution which exceeds the amount treated as a dividend will be treated first as a non-taxable return of capital, reducing the U.S. holder's tax basis in its ordinary shares to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares. Corporate holders will not be allowed a deduction for dividends received in respect of the ordinary shares.

     Dividends paid by us in NIS will be included in the income of U.S. holders at the dollar amount of the dividend (including any Israeli taxes withheld therefrom), based upon the spot rate of exchange in effect on the date of the distribution. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

     Subject to the limitations set forth in the Code and the Treasury regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us will be foreign source "passive income" for U.S. foreign tax credit purposes or, in the case of a financial services entity, "financial services income." U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the Israeli income tax withheld if they itemize deductions. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period. Distributions of current or accumulated earnings and profits will be foreign source passive income for U.S. foreign tax credit purposes.

TAXATION OF THE DISPOSITION OF ORDINARY SHARES

     Subject to the discussion below under "Tax Consequences if We are a Passive Foreign Investment Company," upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder's tax basis in the ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition and is eligible for a maximum 15% rate of taxation for individuals. Capital gain from the sale, exchange or other disposition of ordinary shares held for one year or less is short-term capital gain and taxed as ordinary income at a maximum rate of 35%. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

     A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A U.S. holder may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

TAX CONSEQUENCES IF WE ARE A PASSIVE FOREIGN INVESTMENT COMPANY

     We will be a passive foreign investment company, or PFIC, if either (1) 75% or more of our gross income in a taxable year is passive income; or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in a taxable year are held for the production of passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation's assets and as directly earning our proportionate share of the other corporation's income. If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed:

     The "QEF" regime applies if the U.S. holder elects to treat us as a "qualified electing fund" ("QEF") for the first taxable year in which the U.S. holder owns our ordinary shares or in which we are a PFIC, whichever is later, and if we comply with certain reporting requirements. If the QEF regime applies, then each year that we are a PFIC such U.S. holder will include in its gross income a proportionate share of the our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing U.S. holder for its taxable year in which our taxable year ends, whether or not such amounts are actually distributed to the U.S. holder. A U.S. holder's basis in our ordinary shares for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income. Generally, a QEF election allows an electing U.S. holder to treat any gain realized on the disposition of his ordinary shares as capital gain.

     Once made, the QEF election applies to all subsequent taxable years of the U.S. holder in which it holds our ordinary shares and for which we are a PFIC and can be revoked only with the consent of the Internal Revenue Service. A shareholder makes a QEF election by attaching a completed Internal Revenue Service Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return. Even if a QEF election is not made, a U.S. person who is a shareholder in a PFIC must file a completed Internal Revenue Service Form 8621 every year.

     If a QEF election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then both the QEF regime and the excess distribution regime, defined below, will apply simultaneously unless the U.S. holder makes a special election.

     A second regime, the "mark-to-market" regime, may be elected so long as our ordinary shares are publicly traded. Pursuant to this regime, an electing U.S. holder's ordinary shares are marked-to-market each year and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder's adjusted tax basis in our ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder's adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

     Under the mark-to-market election, gain on the sale of our ordinary shares is treated as ordinary income, and loss on the sale of our ordinary shares, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss. The mark-to-market election applies to the tax year for which the election is made and all later tax years, unless the ordinary shares cease to be marketable or the Internal Revenue Service consents to the revocation of the election.

     If the mark-to-market election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply.

     A U.S. holder making neither the QEF election nor the mark-to-market election is subject to the "excess distribution" regime. Under this regime, "excess distributions" are subject to special tax rules. An excess distribution is either (1) a distribution with respect to shares that is greater than 125% of the average distributions received by the U.S. holder from us over the shorter of either the preceding three years or such U.S. holder's holding period for our shares, or (2) 100% of the gain from the disposition of our shares (including gain deemed recognized if the ordinary shares are used as security for a loan).

     Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder must include amounts allocated to the current taxable year, as well as amounts allocated to taxable years prior to the first year in which we were a PFIC, in its gross income as ordinary income for that year. All amounts allocated to prior years of the U.S. holder during which we were a PFIC would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The U.S. holder also would be liable for interest on the deferred tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A U.S. holder that is an individual is not allowed a deduction for interest on the deferred tax liability. The portions of gains and distributions that are not characterized as "excess distributions" are subject to tax in the current year under the normal tax rules of the Code.

     A U.S. person who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent (who was not a nonresident alien and did not make either of the elections described above), is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. The U.S. person steps into the shoes of the decedent and will be subject to the rules described above.

     We believe that in 2003 we were not a PFIC. Nor were we a PFIC in prior years. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the Internal Revenue Service on our status as a PFIC. In addition, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2004 or in a future year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes or to "mark to market" the ordinary shares or to become subject to the "excess distribution" regime.

     U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election or the mark-to-market election.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     A U.S. holder generally is subject to information reporting and may be subject to backup withholding at a rate of up to 28% with respect to dividend payments and receipt of the proceeds from the disposition of the ordinary shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations and tax-exempt organizations, or if a U.S. holder provides a correct taxpayer identification number (or certifies that he has applied for a taxpayer identification number), certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, or alternatively, the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

NON-U.S. HOLDERS OF ORDINARY SHARES

     Except as provided below, a non-U.S. holder of ordinary shares (except certain former U.S. citizens and long-term residents of the United States) will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share, unless that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-U.S. holder will be subject to tax in the United States if the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met.

     Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the payment of dividends on ordinary shares unless the payment is made through a paying agent, or an office of a paying agent, in the United States. Non-U.S. holders will be subject to information reporting and backup withholding at a rate of up to 28% with respect to the payment within the United States of dividends on the ordinary shares unless the holder provides its taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

     Non-U.S. holders will be subject to information reporting and backup withholding at a rate of up to 28% on the receipt of the proceeds from the disposition of the ordinary shares to, or through, the United States office of a broker, whether domestic or foreign, unless the holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the receipt of proceeds from the disposition of the ordinary shares by a foreign office of a broker; provided, however, that if the broker is a U.S. person or a "U.S. related person," information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its records of the non-U.S. holder's foreign status or the non-U.S. holder certifies to its foreign status under penalties of perjury or otherwise establishes an exemption. For this purpose, a "U.S. related person" is a broker or other intermediary that maintains one or more enumerated U.S. relationships. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a non-U.S. holder, or alternatively, the non-U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

F. DIVIDENDS AND PAYING AGENTS

        Not applicable.

G. STATEMENT BY EXPERT

        Not applicable.

H. DOCUMENTS ON DISPLAY

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

I. SUBSIDIARY INFORMATION

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS.

1. EXCHANGE RATE EXPOSURE

     (a) The main transactions (revenues and construction costs/expenditures) and balances (mainly, loans which financed the malls, both active and under construction) of companies in our commercial and entertainment malls business, which are measured as autonomous entities, are linked to foreign currencies which are not their functional currency (see below). Consequently, there is exposure to fluctuations in exchange rates of those currencies (mainly the Euro) in relation to the functional currency of each project company. Such fluctuations may have, in some circumstances, a material adverse effect on the Company's results of operations. The extent of such exposure depends primarily on: (i) the fluctuations between the EURO and each local currency (Mainly Hungarian Forint and Polish Zloty); (ii) the difference between the time of the execution of the transactions and the time of the receipt of the consideration therefore; and (iii) fluctuation in the aforesaid currencies during the period until the ultimate use of proceeds from the transactions. Each company does not actively hedge against the fluctuations in these currencies in relation to their functional currency. However, in order to minimize the exposure to the effects of the fluctuation in the rate of exchange as mentioned above, the Company adopted a policy to obtain loans for the financing of the acquisition of plots of land and the constructions of the malls, in the same currency that future rental fees is denominated (see also (d) below).

     Beginning April 1, 2004, the Euro will serve as the functional currency of these subsidiaries. This change is a result of our belief that beginning April 1, 2004, the Euro reflects the business position and the results of operations (transactions) of these subsidiaries more adequately than the local currency (Hungarian Forint and Polish Zloty). This change affects the management policy and decision-making processes as well as the transactions (revenues and cost of acquisition/construction of assets), including the scope and prices thereof, the currency risk management policy and the financing activities of these companies. For more information, see "Determination of Functional currency of investee companies" within the "Critical accounting Policies and estimates", included in
Item 5 above.

     (b) The main transactions and balances of companies in our hotel division, which are measured as autonomous entities, are denominated or linked to the functional currency of each company. As of December 31, 2003 and for the year then ended, the hotel division did not have any significant exchange rate exposure, except for the division's operations in Romania.

     Significant changes in the exchange rate between certain currencies in a given territory (e.g. Euro, GBP and others) is likely affect the respective prices of hotel services for overseas customers. Such changes may result in a gap between price levels of services paid in different countries. As a result, the revenue might decrease and the revenues mix between geographic segments may also vary as a result of these currency fluctuations.

     (c) The functional currency of the Company and its Israeli subsidiaries, is the NIS while the functional of holding companies which operate in the Netherlands - is the Euro. The Company (on a consolidated basis) has monetary assets and monetary liabilities in substantial amounts, denominated in or linked to other currencies, and is therefore exposed to a substantial fluctuations of these currencies especially in relation to the U.S. dollar. The Company does not actively hedge against fluctuations of these currencies in relation to the U.S. dollar.

     (d) Exchange rate exposures may result in the Company being obliged to advance shareholders loans to its subsidiaries, using its own resources, while its allocated resources are retained in a different currency than that of the respective subsidiary. In order to avoid such a risk, the Company aims to hold its funds for such future investments in the same currency of the respective subsidiary's currency.

     Further details about the Company's exchange rate exposure on net monetary assets / liabilities and about the rate of exchange between the relevant main currencies, as of December 31, 2003, are set forth in Table 1, below.

2. EXPOSURE TO THE NET INVESTMENT VALUE OF FOREIGN INVESTEES

     The Company's subsidiaries that operate outside of Israel and which are considered autonomous entities prepare their financial statements in the currency of their country of residence which is also their functional currency. Such financial statements as well as Israeli autonomous Companies, the functional currency of which are other than NIS, were translated into the NIS, using the exchange rate prevailing as at the balance sheet date ("closing rate"). Differences between (i) investment (including monetary balances with a nature of investments), in the investees, measured in NIS and (ii) the Company's share in the shareholders' equity of these investees, determined and measured in their local currency (translated to the NIS using the closing rate), are charged directly to the company's shareholders' equity ("cumulative foreign currency translation reserve").

     The Company's exposure to fluctuations in exchange rates of foreign currencies, as mentioned above, in relation to the NIS, is reflected only by the value of the net investment in the autonomous entities (capital and shareholders' loans with a nature of investments). A decrease/increase in the value of foreign currencies of the autonomous entities in relation to the NIS (except for investments that are financed by bank loans denominated in the same currency of the investee's functional currency ) may therefore have a negative/ positive impact on the Company's shareholders equity.

     The Company does not actively hedge against the exposure to the net investment value of the foreign entities.

     In addition, the Company's exposure to the foregoing fluctuations has an impact on the extent of the assets, liabilities and operations of the autonomous companies, as reflected in the Company's financial statements, and on the date-to-date and period-to-period comparison of the company's financial statements.

     Further details about the functional currency of certain subsidiaries operate in Hungary and in Poland, beginning April 1, 2004 - see Paragraph 1 - "Exchange rate exposure", above.

     Further details about the Company's foreign currency exposure on net investment in foreign subsidiaries and about the rate of exchange between the relevant main currencies, as of December 31, 2003 - are set forth in Table I below.

3. RATE OF INFLATION

     The Company and its subsidiaries (domestic and foreign) prepare their financial statements, through December 31, 2003, in real terms, so that non-monetary items (e.g., investment in investees, fixed assets, other assets and share capital) are presented on the basis of cost as adjusted to the change in the CPI of each country of residence, while monetary items are presented at their nominal value. Therefore, any positive rate of inflation with respect to each reporting entity with an excess of monetary liabilities (which have been assumed in order to finance the construction and/or acquisition of non-monetary assets, mainly in the commercial centers business and in the hotel division) over monetary assets, has a positive impact on the results of operations of the Company. Any positive rate of inflation with respect to each reporting entity with an excess of monetary assets over liabilities, has a negative impact on the results of operations of the Company. The Company does not actively hedge against the fluctuations in the rate of inflation.

     Two new accounting standards will be in effect from January 1, 2004 in respect of (i) the cessation of adjustments to the financial statements for inflation and (ii) the effect of changes in foreign currency exchange rates. According to these standards, the Company is required to continue preparing the adjusted financial statements through December 31, 2003. The adjusted amount of non-monetary items presented in the balance sheet as of December 31, 2003 will serve as a basis for the financial nominal reporting commencing January 1, 2004. Management believes that, in some circumstances, the results of operations of the Company may be substantially affected by the implementation of the foregoing standards in comparison to the principles that are in effect through December 31, 2003.

     As a result of the cancellation of Opinion No. 36 and the implementation of these new standards in the interim financial statements for the first quarter of 2004, the Company's financing expenses (consolidated) increased and its net profit correspondingly decreased, by NIS 60.0 million, compared to the amounts that would have resulted had the Company's financial statements been prepared on an inflation-adjusted basis as in the past.

     Fluctuations in the rate of inflation may impact labor costs in circumstances where labor contracts are linked to domestic CPI, whether by mandatory rules or by union agreements An increase in inflation could also result in an increase in the cost of our variable rate borrowings. Failure to adjust revenues of companies (especially in the hotel division) with the rate of inflation may result in a decrease in operating profits. This potential loss will be more clearly reflected as we change, commencing January 2004, our reporting method to the nominal basis (instead of adjusted basis). However, most of our leases, in the commercial centers' and Arena's businesses contain provisions designed to partially mitigate the adverse impact of inflation. Most of our leases contain effective annual rent escalations (that are, indexed based on the Consumer Price Index or other related indices). A portion of the lease agreements include conditions enabling us to receive percentage rents based on a tenant's gross sales above predetermined levels, which sales generally increase as prices rise. Accordingly, we do not believe that our earnings or cash flows from real estate operations (in the commercial centers' and Arena's businesses) are subject to a significant economic risk of inflation (see also 9 below).

     Further details about the rate of inflation and the Company's rate of inflation exposure on net monetary assets/liabilities, as at December 31, 2003, are set forth in Table I below.

4. INTEREST RATE RISKS

     The Company and its subsidiaries finance some of their activities by means of credit in foreign currencies (mainly in the U.S. dollar, Euro and in B.P.Sterling) and maintain monetary assets in bank deposits (namely, in U.S. dollars). Part of the credit and the deposits are obtained at or invested at fixed interest rates while most of the credit and deposits are obtained at or invested at variable rates (see Table III below). Changes in short term interest rates in the countries in which the Company operates affect its results of operations and its future cash flows. In general, the Company does not actively hedge against the impact of the interest rate risks on its net monetary assets/liabilities. The Company limits in certain cases a part of these risks by using derivative financial instruments to manage or hedge interest rate risk, especially, on long term bank loans.

     The Company is also subject to the risk of increases in long-term interest rates that may occur over a period of several years. This may decrease the overall value of its real estate.

     Short-term interest rates influence, directly and indirectly, the business atmosphere, which is itself a significant factor in the commercial and leisure industries, due to high interest rate depress corporate spending on which our businesses highly depends.

5. CREDIT RISKS

     Cash, cash equivalents and bank deposits are maintained with reputable banks. In the commercial centers business and in the hotel division, services and sales are rendered to a large numbers of customers and the Company is not significantly exposed to credit risks arising from dependence on any single customer. In relation to anchor tenants, see "Item 3 - Key Information - Risk Factors - Risk Relating to the Commercial and Entertainment Malls Business".

     The balance of long term receivables as of December 31, 2003 includes (i) accrued income in the amount of NIS 5.2 million ($1.18 million), in respect of a hotel long term lease agreement (Note 7A.), mainly, due to recognition of revenue received from operating lease fees, which are received gradually, by the straight line method over the term of the lease; and (ii) a non-marketable debenture, in the amount of NIS 9.0 million ($2.05 million) that is convertible to non-traded ordinary shares of Vcon the market value of which as of December 31, 2003 was approximately- NIS [ ] million ($[ ] million). Realization of these balances substantially depends on the financial stability of the debtors in the long run or in the short run, respectively. (See also "Item 3 - Key Information
- Risk Factors")

6. EQUITY PRICE RISK

     As for the Company's liability towards Triple-S which is subject to the market price of the Company's shares, immediately prior to January 15, 2004 - see Note 17c to the financial statements included in Item 18.

     The fair market value of the shares issued to Triple-S as of the date of issuance (January 2004) was NIS 24.8 ($4.9 million).

7. MARKETABLE SECURITIES

     For information on the or composition of the short and long-term investment portfolio- see Note 4 and Note 8 to the financial statements included in Item
18. Such investments are exposed to market-price fluctuation.

[8. VENTURE CAPITAL INVESTMENTS

     For information on exposures relating to venture capital investments, see "Item 3 - Risk Factors - Risks relating to EMI's holdings in venture capital operations and Elscint's investments in bio-technology companies." [ TO CHECK REFERENCES]

9. RENT INCOME FROM COMMERCIAL AND ENTERTAINMENT MALLS

     For information on risks relating to the market price of lease of spaces in commercial centers, - see "Item 3 - Key Information - Risk Factors - Risk Relating to the Commercial and Entertainment Malls Business".

     Our financial results are affected by general economic conditions in the markets in which our properties are located. An economic recession, or other adverse changes in general or local economic conditions, could result in the inability of some of our existing tenants to meet their lease obligations and could otherwise adversely affect our ability to attract or retain tenants.

10. LAND AND REAL ESTATE RATES RISK

     Some of our real estate properties are subject to leases of land or buildings. Annual payments for those leasehold properties are linked to various real estate indexes. Strength in the real estate market may influence the level of those indexes and result in increasing annual payments. However, we are generally able to off set higher rental fees paid by us with greater revenues from our tenants.

11. FINANCIAL INSTRUMENTS RISK

     The Company engages in the trading of derivative and other financial instruments for hedging and speculative purposes. The results of such activities and the value of the trading instruments are affected by the changes and volatility in foreign exchange rates and interest rates and equity indices. Changes in Israeli and global foreign exchange rates, interest rates and equity indices may significantly affect the financial results of the Company and its assets, liabilities, equity capital and cash flow, as a result of the aforementioned trading activity.

     The highest balance of open positions of derivatives for currency sale and purchase during 2003 was NIS 406 million ($92.7 million). Subsequent to such date the maximum balance of open positions totaled NIS 1,330 million ($295 million).

     It should be noted that due to the high volatility of global financial markets, foreign exchange, interest rate and equity trading involve significant risks, mainly in the short term.

     For currency transactions outstanding as at December 31, 2003, see Table II
- Derivative contracts on foreign exchange rates below.

     The highest balance of open positions of derivatives for currency sale and purchase during 2003 was NIS 406 million ($[ ] million).

     It should be noted that due to the extensive volatility of global financial markets, foreign exchange and interest rate trading involve significant risks, mainly in the short term.

     For currency transactions outstanding as at December 31, 2003, see Table II
- Derivative contracts on foreign exchange rates below.

     In the period January - May 2004 the company suffered a loss of approximately NIS 23.0 million from speculative currency transactions.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's and its subsidiaries' financial instruments include monetary assets (cash and cash equivalents, short and long-term deposits, trade accounts receivables, marketable securities as well as other receivables and current assets) and monetary liabilities (short-term borrowings, long-term liabilities, trade accounts payables as well as payables and other current liabilities). Due to the nature of the financial instruments included in working capital, their fair values approximate those presented in the balance sheet.

     The fair value of long term trade accounts receivable, deposits and other long-term liabilities is ordinarily based on the present value of future receipts and disbursements, discounted by the interest rate applicable to the Company's lending or borrowing activities under similar terms as of the balance sheet date, and is not materially different from what is presented in the financial statements.

     For information on the presentation of long-term balances not under market conditions - see Note 2J to the financial statements included in Item 18.

     Derivative financial instruments that have an active market were valued based on market value.

     The assets included among long term investments for which market value differ from their carrying amount are as follows:

------------------------------------------------
               December 31, 2003
               NIS (in millions)
------------------------------------------------
    Carrying amount           Market value
------------------------------------------------
         479.0                  209.0(1)
------------------------------------------------
         187.0                  24.3(2)
------------------------------------------------
         11.3                   10.5(3)
------------------------ -----------------------


Elscint (See Note 8 B.(1) to the financial statements.)


Bucuresti (See Note 8.B(4)(b) to the financial statements.)


Vcon (See Note 8 A.(5)(i) to the financial statements.)


(1) Shares are traded on the New York stock exchange, ("NYSE").
(2) Shares aretraded on the Bucharest stock exchange, in Romania ("RASDAQ").
(3) Shares are traded on the "Nouveau Marche" stock exchange, in France.

TABLE I - FOREIGN CURRENCY RISKS

     The table below provides information as at December 31, 2003 regarding the Company's financial assets and liabilities (including - inter company balances) denominated or linked to foreign currencies :



NIS (IN MILLIONS)

------------------------------------------------------------------------------------------------------------------------------
                                                                BRITISH POUND                                      HUNGARIAN
FUNCTIONAL CURRENCY  (1)          ISRAELI SHEKELS (NIS)          STERLING ((POUND))       EURO ((euro))           FORINT (HUF)
------------------------------------------------------------------------------------------------------------------------------
Linkage Currency (3)            $ (euro)  (pound)   Un linked (euro)   Un linked       $   HUF(pound)  Unlinked     (euro)
------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents      66        8     26           5     -            4       1     -     -         16              -
Short term deposits and
   investments                191        -      -          46     -           10       3     -     -         35              -
Trade account Receivables
    receivables and
    other current assets       15      (11)     -          24     -           13      23     -     -         19              1
                            --------------------------------------------------------------------------------------------------
                              272       (3)    26          75     -           27      27     -     -         70              1
                            --------------------------------------------------------------------------------------------------

LONG TERM INVESTMENTS
   AND RECEIVABLES:
Deposits debentures
   loans and long term
   loans and receivables        4        -      -           4     -            5      22     -     -          4              -
Investments in investees
  and other companies:
    Shares                     31      263      -         921     -            -      30   547   (44)       324              -
    Loans                     647      489    100           -     -            -     831     -    60        272            139
Assets related to
   discontinuing
   operations                   1        5      -          10     -            -       -     -     -          -              -
                            --------------------------------------------------------------------------------------------------
                              683      757    100         935     -            5     883   547    16        600            139
                            --------------------------------------------------------------------------------------------------
TOTAL ASSETS                  955      754    126       1,010     -           32     910   547    16        670            140
                            ==================================================================================================
CURRENT LIABILITIES:
                                        16
Short term borrowings         222       (4)    38(4)        3     -            1      11     -     -         72              -
Trade accounts payables
   and other current
   liabilities                 33        7      3          43     -           42       8     -     -         63              4
                            --------------------------------------------------------------------------------------------------
                              255       23     41          46     -           43      19     -     -        135              4
                            --------------------------------------------------------------------------------------------------
LONG TERM LIABILITIES:
Long term liabilities:
    Group companies            43        -      -           -   148           60   1,254     -   100        418            214
    Others                    434      194     43          27     -          485     124     -     -        117       1,363(5)
Liabilities related to
   discontinuing
   operations                  76        7      -           -     -            -       -     -     -          -              -
                            --------------------------------------------------------------------------------------------------
                              553      201     43          27   148          545   1,378     -   100        535          1,577
                            --------------------------------------------------------------------------------------------------

                            --------------------------------------------------------------------------------------------------
TOTAL LIABILITIES             808      224     84          73   148          588   1,397     -   100        670          1,581
                            --------------------------------------------------------------------------------------------------
TOTAL ASSETS LESS TOTAL
   LIABILITIES (6)            147      530     42         937 (148)        (556)   (487)   547  (84)          -        (1,441)
==============================================================================================================================

------------------------------------------------------------------------------------------------------

                              POLISH ZLOTY                       OTHERS     RECONCILIATION
FUNCTIONAL CURRENCY  (1)          (PLZ)       ROMANIAN LEI (ROL)    (2)    FOR CONSOLIDATION   TOTAL
------------------------------------------------------------------------------------------------------
Linkage Currency (3)         (euro)         $        $   (euro)
------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents          -        -        -         -        37                 -       163
Short term deposits and
   investments                     -        -        2         -         4                 -       291
Trade account Receivables
    receivables and
   other current assets            -        -        -         -        61              (26)       119
                            --------------------------------------------------------------------------
                                   -        -        2         -       102              (26)       573
                            --------------------------------------------------------------------------
LONG TERM INVESTMENTS
   AND RECEIVABLES:
Deposits debentures
   loans and long term
   loans and receivables           -        -        -         -        71                 -       110
Investments in investees
  and other companies:
    Shares                         -        -        -         -       (19)          (1,946)       107
    Loans                          -        -        -         -       110           (2,648)         -
Assets related to
   discontinuing
   operations                                                            -                 -        16
                            --------------------------------------------------------------------------
                                   -        -        -         -       162           (4,594)       233
                            --------------------------------------------------------------------------
TOTAL ASSETS                       -        -        2         -       264           (4,620)       806
                            ==========================================================================
CURRENT LIABILITIES:

Short term borrowings              -        -      128         -        17               410       918
Trade accounts payables
   and other current
   liabilities                     -        -        -         -        66               (8)       261
                            --------------------------------------------------------------------------
                                   -        -      128         -        83               402     1,179
                            --------------------------------------------------------------------------
LONG TERM LIABILITIES:
Long term liabilities:
    Group companies               69      170         -       61       111           (2,648)         -
    Others                    301(5)    37(5)         -        -        99             (383)     2,841
Liabilities related to
   discontinuing
   operations                      -        -         -        -         -                 -        83
                            --------------------------------------------------------------------------
                                 370      207         -       61       210           (3,031)     2,924
                            --------------------------------------------------------------------------

                            --------------------------------------------------------------------------
TOTAL LIABILITIES                370      207       128       61       293           (2,629)     4,103
                            --------------------------------------------------------------------------
TOTAL ASSETS LESS TOTAL
   LIABILITIES (6)              (370)    (207)     (126)     (61)      (29)          (1,991)    (3,297)
======================================================================================================

FOOTNOTES:
(1)      Adjusted to the CPI in the state of residence.
(2) Includes linkage currencies which total financial assets or financial liabilities that are denominated therein or linked thereto, do not exceed 5% of total financial assets or financial liabilities, respectively (on a consolidated basis).
(3) As for investments in investees' shares - "linkage currency" means the functional currency of each investee. As for loans to investees with nature of investment - "linkage currency" means the currency that the loan is denominated in or linked to.
(4) Primarily loans from financing an investment in an autonomous investee taken in the functional currency of the investee (for hedging, qualified hedges for accounting purposes), The effect of the exchange rates on these loans are charged directly to shareholders; equity and not to the statements of operations.
(5) The loans are generally linked to the currency in which the commercial center rental fees are denominated or linked thereto. The loans were designated for the financing of the construction (economic hedging, not qualified accounting purposes).
(6)      Comprised as follows (7):

--------------------------------------------------------------------------------------------------------------------
                                                                   BRITISH POUND
FUNCTIONAL CURRENCY (1)           ISRAELI SHEKELS (NIS)            STERLING ((POUND))     EURO   ((euro))
--------------------------------------------------------------------------------------------------------------------
Linkage Currency (3)          $    (euro)      (pound)    Un linked  (euro) Un linked    $     HUF  (pound) Unlinked
--------------------------------------------------------------------------------------------------------------------
Net monetary items (8)       (488)   (222)(4)    (58)(4)       16      -       (496)   (94)       -           (178)
Intercompany balances
   (loans with nature of
   investment) (9)             604     489       100            -   (148)       (60)  (423)       -   (40)    (146)
Investment in invetees'
   shares (9)                   31     263         -          921      -          -     30      547   (44)     324
                           ------------------------------------------------------------------------------------------
                               147     530        42          937   (148)      (556)  (487)     547   (84)       -
---------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                                                                                RECONCILIATION
                              HUNGARIAN       POLISH ZLOTY                                            FOR
FUNCTIONAL CURRENCY (1)      FORINT (HUF)         (PLZ)         ROMANIAN LEI (ROL)    OTHER (2)  CONSOLIDATION    TOTAL
-------------------------------------------------------------------------------------------------------------------------
Linkage Currency (3)           (euro)       (euro)      $           $         (euro)
-------------------------------------------------------------------------------------------------------------------------
Net monetary items (8)          (1,366)(5)  (301)(5)  (37)(5)     (126)           -       (9)            (45)   (3,404)
Intercompany balances
   (loans with nature of
   investment) (9)                 (75)      (69)    (170)           -          (61)      (1)              -         -
Investment in invetees'
   shares (9)                        -         -        -            -            -      (19)         (1,946)      107
                           ----------------------------------------------------------------------------------------------
                                (1,441)     (370)    (207)        (126)         (61)     (29)         (1,991)   (3,297)
-------------------------------------------------------------------------------------------------------------------------


(7)      The above  table  includes  items of  Elscint  (61.53%
         owned by the Company), as follows:


-----------------------------------------------------------------------------------------------------------------------
                                                                     BRITISH POUND
FUNCTIONAL CURRENCY (1)            ISRAELI SHEKELS (NIS)             STERLING ((POUND))       EURO ((euro))
-----------------------------------------------------------------------------------------------------------------------
Linkage Currency (3)         $    (euro)   (pound)     Un linked   (euro)  Un linked        $     (pound)     Unlinked
-----------------------------------------------------------------------------------------------------------------------
Net monetary items  (8)     (98)  (205)(4) (58)(4)            4       -        (496)        21       -         (131)
Inter - company balances
   (loans with a nature of
   investment) (9)           500   232      100               -    (148)        (60)      (501)    (40)          10
Investments in investees'
   shares (9)                 24  (255)       -               7       -           -          -     (44)         (12)
                           -----------------------------------------------------------------------------------------
           Total             426  (228)      42              11    (148)       (556)      (480)    (84)        (133)
====================================================================================================================


----------------------------------------------------------------------------------------------------------------------
                             HUNGARIAN                                               RECONCILIATION
FUNCTIONAL CURRENCY (1)     FORINT (HUF)      ROMANIAN LEI (ROL)       OTHER (2)   FOR CONSOLIDATION       TOTAL
----------------------------------------------------------------------------------------------------------------------
Linkage Currency (3)           (euro)         $              (euro)
----------------------------------------------------------------------------------------------------------------------
Net monetary items  (8)                       (126)                -          (8)                   -         (1,097)
Inter - company balances
   (loans with a nature of
   investment) (9)                  (26)          -             (61)          (6)                   -               -
Investments in investees'
   shares (9)                                     -                             6                 298              24
                           -------------------------------------------------------------------------------------------
           Total                    (26)      (126)             (61)          (8)                 298         (1,073)
======================================================================================================================

(8) The impact of exchange rates exposure and inflation adjustments exposure, on net monetary items, is charged directly to the statements of operations.
(9) The impact of exchange rates exposure on these items is charged directly to the shareholders equity and not to the statements of operations.

(10)     Exchange rates:

----------------------------------------------------------------------------------------------------------------------------------
                                             BRITISH
                                             POUND                       HUNGARIAN
                         ISRAELI SHEKELS     STERLING                     FORINT                              1,000 ROMANIAN LEI
FUNCTIONAL CURRENCY           (NIS)         ((POUND))      EURO ((euro))  (HUF)      POLISH ZLOTY (PLZ)            (ROL)
----------------------------------------------------------------------------------------------------------------------------------
                                                                  HUF
Linkage Currency         $  (euro) (pound)    (euro)        $     1000    (euro)     (euro)      $                   $
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
May 30, 2004           4.555  5.591   8.374    0.667    0.817   3.980     251.3      4.65       3.80               33.52
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
December 31, 2003      4.379  5.533   7.849    0.705    0.795   3.813     262.2      4.72       3.74               32.60
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
December 31, 2002      4.737  4.969   7.633    0.652    0.952   4.239     235.9      4.02       3.84               33.50
----------------------------------------------------------------------------------------------------------------------------------

(11)     Changes in the CPI (%)

-----------------------------------------------------------------------------------------------------------------------------------
                                ISRAEL        BRITAIN        HOLLAND        BELGIUM        HUNGARY         POLAND         ROMANIA
-----------------------------------------------------------------------------------------------------------------------------------
Period ended March 31, 2004     (0.10)         0.60           1.27           0.81           3.84            0.80            2.22
-----------------------------------------------------------------------------------------------------------------------------------
Year ended December 31, 2003    (1.88)         2.80           1.67           1.74           5.84            1.71           14.24
-----------------------------------------------------------------------------------------------------------------------------------
Year ended December 31, 2002     6.49          2.94           3.24           1.37           5.00            0.69           17.80
-----------------------------------------------------------------------------------------------------------------------------------
Year ended December 31, 2001     1.40          1.28           4.45           2.18           6.90            3.61           30.30
-----------------------------------------------------------------------------------------------------------------------------------

(12)     Changes in the exchange rates (%)

------------------------------------------------------------------------------------------------------------------------------------
                                                         BRITISH
                                                          POUND                         HUNGARIAN
                                       ISRAELI           STERLING                        FORINT        POLISH ZLOTY      ROMANIAN
FUNCTIONAL CURRENCY                 SHEKELS (NIS)        ((POUND))     EURO ((euro))      (HUF)            (PLZ)         LEI (ROL)
------------------------------------------------------------------------------------------------------------------------------------
Linkage Currency                 $      (euro)   (pound)   (euro)       $    HUF 1000     (euro)     (euro)       $          $
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Period ended May 30, 2004       4.02     1.05     6.67     (5.42)      2.82     4.36       (4.18)     (1.40)    1.71        2.85
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Year ended December 31, 2003   (7.56)   11.34     2.83      8.17     (16.53)  (10.04)      11.16      17.33    (2.56)      (2.70)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Year ended December 31, 2002    7.27    27.18    19.27      6.71     (16.12)    4.41       (4.23)     14.20    (3.76)       6.01
------------------------------------------------------------------------------------------------------------------------------------

TABLE II - DERIVATIVE CONTRACTS ON FOREIGN EXCHANGE RATES

     The following table presents a summary of the currency transactions outstanding at December 31, 2003:

(1) Forward transactions:

   ---------------------------------------------------------------------------------------------------------------------
            AMOUNTS RECEIVABLE        AMOUNTS PAYABLE                                      FAIR VALUE AS OF 31/12/03
            (IN MILLIONS)             (IN MILLIONS)           SETTLEMENT DATE              (IN MILLIONS)
   ---------------------------------------------------------------------------------------------------------------------
   (i)      28.0 GBP                  61.5 SF                 March 2004                   (1.1)
   ---------------------------------------------------------------------------------------------------------------------
   (ii)     30.7 Dollars              25.0 EURO               March 2004                   (3.5)
   ---------------------------------------------------------------------------------------------------------------------
   (iii)    630.0 HUF                  2.3 EURO               April 2004                    0.4
   ---------------------------------------------------------------------------------------------------------------------

     (i) & (ii) are non-hedging transaction; (iii) hedge transaction, in respect of a commitment for the construction of fixed assets.

(2) The results of several short-term currency transactions not carried out for hedging purposes, totaling $9 million and settled by the approved date of the financial statements prior to filing of this Annual Report, is immaterial to our business activities.
(3) As for loans denominated in foreign currency obtained for the purpose of accounting hedging - see comment 4 to Table 1 above, As for loans denominated in foreign currency obtained for general hedging purposes - see comment 5 to Table 1 above.
(4) Swap transaction - in order to hedge the risk on variable interest rate on a long term loan (though 2007) at the sum of 17 million. The fixed rate is 5.8% (annually).

TABLE III - INTEREST RISKS

         The following table presents a summery of balances classified according to interest rate, at December 31, 2003:

     1. LONG TERM LOANS AND DEPOSITS - (IN MILLIONS NIS)

------------------------------------------------- -------------------------------------------------------------------
                                                                           REPAYMENT YEARS
------------------------------------------------- -------------------------------------------------------------------
   FUNCTIONAL        LINKAGE     INTEREST RATE %     1       2     3       4     6 AND         NOT YET      TOTAL
    CURRENCY         CURRENCY                                                    THEREAFTER  DETERMINED
------------------------------------------------- -------------------------------------------------------------------
EURO               US Dollar           (1)                         7                             16           23

S.A Rand           US Dollar           0.5                                                        1           1

GB Pound           GB Pound           0.35           1                               5                        6

EURO               EURO              3.9-4.9                                                      7           7

Hungarian Forint   Hungarian       Bubor -3.0                                      54(2)                      54
                   Forint

Polish Zloty       Polish Zloty        3-4                                           6                        6

US Dollar          US Dollar            -                    4                                                4

NIS                US Dollar      Libor + 1.5-       1       2     2       1         1            -           7
                                       2.0

NIS                NIS                  -                   15                                                15

---------------------------------------------------------------------------------------------------------------------
                                                     2      21     9       1         66          24          123
=====================================================================================================================

(1) A loan in the amount of NIS 7.3 million bears annual interest at a rate of LIBOR + 1%; A loan in the amount of NIS 14.7 million is convertible into ordinary shares. In the event that the Company decided not to convert the loan, the linkage, interest and repayment terms described above will apply also to that loan. See Note 7A.(2) to the financial statement included in item 18.

(2) See Note 7A.(1) to the financial statements included in Item 18.


     2. LONG TERM LOANS - (IN MILLIONS NIS)

--------------------------------------------------------------------------------------------------------------------------------
                                                  AVERAGE
   FUNCTIONAL   LINKAGE                         INTEREST RATE
   CURRENCY     CURRENCY     INTEREST RATE %          %                                 REPAYMENT YEARS
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                       6 AND
                                                                  1       2       3      4       5     THEREAFTER     TOTAL
--------------------------------------------------------------------------------------------------------------------------------
                           Euro Swap 1.2-1.4
EURO            EURO       (1)                       4.9          5       6       5      5       5         93          119

EURO            USD         Libor+1.6-3.35           4.3          13      13     13      13      20        51          123

Hungarian
Forint          EURO       Euribor + 1.35-2.1        4.8          86      93     85      83      87       911        1,345

Polish Zloty    EURO       Euribor + 1.6-2.15        5.0          14      16     18      19      21       213          301

Polish Zloty    US Dollar  Libor +2.15               3.3          3       2       2      2       2         25           36

UK Pound        UK Pound
Sterling        Sterling   5.8 (2)                   5.8          -       -       1      2       2        138          143

UK Pound        UK Pound
Sterling        Sterling   Libor + 1.4-1.65          5.6        203(3)    -       -      2       7        130          342

NIS             US Dollar  Libor + 2.5-3.35        3.6-4.3        82    213(4)   20      20      20        81          436

NIS             EURO       Euribur + 2.85            5.2          -     194(4)    -      -       -         -           194

                UK Pound
NIS             Sterling   Libor + 2.85              6.9          -       43      -      -       -         -            43

SA Rand        SA  Rand   Prime-1                   10.5         -       -       -      -       -         4              4

US Dollar       US Dollar  Euribor +2.35             3.21         -       -       3      3       3         10           19

US Dollar       US Dollar  Libor + 2.5               4.0          4       -       -      -       -         -             4

NIS             NIS        Prime+1                   7.7          -       6       -      -       -         -             6
--------------------------------------------------------------------------------------------------------------------------------
                                                                 410     586     147    149     167      1,656       3,115
================================================================================================================================

(1) In May 2004 the company entered in to a swap transaction in order to hedge interest rate risk, by fixing the interest rate at 4.9%.
(2)      The  interest  on that  loan has been  fixed by a swap
         transaction.
(3)      See  Note   11A.(2)   to  the   financial   statements
         included in Item 18.
(4) See Note 13D&E to the financial statements included in Item 18.

3. SHORT TERM CASH AND DEPOSITS - see notes 3 and 4 to the financial statements included in Item 18.

4. SHORT TERM LOANS - see note 11 to the financial statements included in Item 18.


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     A) We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our President (our senior executive officer) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

     Furthermore, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. We have evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2003. The evaluation was performed with the participation of senior management of each business segment and key corporate functions, and under the supervision of the President and CFO. Based on the evaluation, our management, including the President and CFO, concluded that our disclosure controls and procedures were effective as of that date. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls after the date we completed the evaluation.

     B) Internal Control Over Financial Reporting.

         Not Applicable.

     C) Attestation Report of the registered public accounting firm.

         Not Applicable.

     D) Changes in Internal Control Over Financial Reporting. There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2003, that has materially affected, or is reasonably likely to materially affect our internal controls over financial reporting.


ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our Board of Directors has determined that Mr. Meir Keisserman is an "audit committee financial expert". . In June 2004, Mr. David Rubner was appointed as a member of our Audit Committee. Our Board of Directors has determined that Mr. David Rubner too, is an "audit committee financial expert". Mr. Keisserman and Mr. Rubner, together with all other members of the Audit Committee are "independent directors".

ITEM 16B. CODE OF ETHICS

     In May 2004, we adopted a Code of Ethics and Business Conduct that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, as well as all other directors, officers and employees of the Company. Our Code of Ethics and Business Conduct is attached to this report as
Exhibit 11.1.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Brightman Almagor & Co., a firm of certified public accountants in Israel and a member firm of Deloitte Touche Tohmatsu have served as our independent public accountants for the fiscal year ended December 31, 2003, for which audited financial statements appear in this annual report on Form 20-F.

     A) AUDIT FEES

     The aggregate fees billed for professional services rendered to us by Brightman Almagor Co. member firm of Deloitted Touche Tohmatsu and Deloitte Touche Tomatsu Wordwide ("Principal Accountants") for the audit of our financial statements in 2002 and 2003 were $309,000 and $377,000 respectively.

     B) AUDIT RELATED FEES

     We did not receive from our Principal Accountants any assurance or services related to the audit and review of our financial statements in 2002 or 2003.

     C) TAX FEES

     The aggregate fees billed for professional services rendered to us by our Principal Accountants for tax compliance, tax advice and tax planning in of 2002 was $22,000 and in 2003 was $47,000. The services provided to us by our Principal Accountants in both 2002 and 2003 related to the preparation and filing of our tax returns with the Israeli income tax authorities.

     D) ALL OTHER FEES

     We did not receive from our Principal Accountants any other products or services, other than the services disclosed above, in 2002 and 2003.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED
          PURCHASERS

         Not Applicable.

ITEM 17. FINANCIAL STATEMENTS.

         In lieu of responding to this item, we have responded to Item 18 of this annual report.

ITEM 18. FINANCIAL STATEMENTS.

         The information required by this item is set beginning on page F-2 of this annual report.

                                    PART III

ITEM 19. EXHIBITS


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

4.9(5)            Loan agreement dated December 21, 2000 with Bank Hapoalim B.M.
                  with respect to the financing of the Victoria Park Plaza
                  Hotel.
4.10(5)^          Loan facility agreement dated October 23, 2000 between Elscint and Bank Hapoalim BM with respect to a $110 million line of credit.
4.11(5)^          Development agreement dated December 17, 2000 between Elscint and the Israeli Land Administration with respect to the
                  Monfort Project.
4.12(6)^          Agreement dated April 14, 2002 between SLS Sails Ltd. and
                  C.D.P.M. Kft. for the completion of the construction works of
                  Elscint's commercial and entertainment center in Herzlia.
8.1               List of subsidiaries.
11.1*             Code of Ethics and Business Conduct
12.1*             Certificate of the Principal Executive Officer pursuant to
                  Section 302 of the Sarbanes Oxley Act of 2002
12.2*             Certificate of the Principal accounting Officer pursuant to
                  Section 302 of the Sarbanes Oxley Act of 2002
13.1*             Certificate of the Principal Executive Officer pursuant to
                  Section 906 of the Sarbanes Oxley Act of 2002
13.2*             Certificate of the Principal Accounting Officer pursuant to
                  Section 906 of the Sarbanes Oxley Act of 2002
14.1*             Consent of auditors

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

*  Filed herewith.
^  Translation from Hebrew.

                           ELBIT MEDICAL IMAGING LTD.
                              FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------


                                    CONTENTS

                                                                         PAGE

INDEPENDENT AUDITORS' REPORTS                                            F-2

FINANCIAL STATEMENTS:

   Balance sheets                                                     F-3 - F-4

   Statements of operations                                              F-5

   Statements of changes in shareholders' equity                         F-6

   Statements of cash flows                                           F-7 - F-9

   Notes to the consolidated financial statements                    F-10 - F-90

   Appendix                                                              F-91

                          INDEPENDENT AUDITORS' REPORT


TO THE SHAREHOLDERS OF
ELBIT MEDICAL IMAGING LTD.

We have audited the accompanying balance sheets of Elbit Medical Imaging Ltd. (the "Company") as of December 31, 2003 and 2002, and the consolidated balance sheets as of those dates and the related statements of operations and changes in shareholders' equity of the Company and on a consolidated basis, and the consolidated statement of cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, whose assets included in consolidation constitute 47% and 50% of the total consolidated assets, as of December 31, 2003 and 2002, respectively, and whose revenues included in consolidation constitute 49%, 46% and 29% of total continuing and discontinuing consolidated revenues for the years ended December 31, 2003, 2002 and 2001, respectively. We also did not audit the financial statements of affiliates accounted for by use of the equity method. The Company's equity of NIS 24 million and NIS 57 million in those affiliates' net assets as of December 31, 2003 and 2002, respectively, and of NIS 7 million in those affiliates' net loss for each of the years then ended, are included in the accompanying financial statements. The financial statements of those companies which were prepared in accordance with International Accounting Standards or in accordance with accounting principles generally accepted in the United States of America or in accordance with accounting principles generally accepted in Israel, as applicable, were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to amounts included for those companies, before conversion to generally accepted accounting principles in Israel and in the United States of America, is based solely on the reports of the other auditors.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits (which included procedures relating to the adjustments to convert information for those companies referred to above, as reported in accordance with International Accounting Standards or in accordance with accounting principles generally accepted in the United States of America or in accordance with accounting principles generally accepted in Israel, to amounts reported under generally accepted accounting principles in Israel and in the United States of America) provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and on a consolidated basis as of December 31, 2003 and 2002, and the results of operations and changes in shareholders' equity - of the Company and on a consolidated basis - and consolidated cash flows for each of the three years in the period then ended, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 24 to the financial statements.

As described in Note 2A, the financial statements have been presented in adjusted values to reflect changes in the general purchasing power of the Israeli currency, in conformity with pronouncements of the Institute of Certified Public Accountants in Israel.

As described in Note 16B, claims have been filed against Group companies. For some of those claims petitions have been filed for certification as class actions.







BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A MEMBER FIRM OF DELOITTE TOUCHE TOHMATSU



Tel-Aviv, April 5, 2004

                           ELBIT MEDICAL IMAGING LTD.
                                 BALANCE SHEETS
                        IN THOUSAND NIS OF DECEMBER 2003
--------------------------------------------------------------------------------

                                                                CONSOLIDATED                    COMPANY
                                                  ------------------------------------   -----------------------
                                                                           DECEMBER 31
                                                     2003         2003        2002          2003         2002
                                                  ----------   ----------  -----------   ----------   ----------
                                                 CONVENIENCE
                                                 TRANSLATION
                                                 -----------
                                          NOTE       US$'000                     (IN THOUSAND NIS)
                                          ----    ----------   -------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                   (3)       37,331      163,476      211,402       18,685       74,210
Short-term deposits and
  investments                               (4)       66,460      291,031      678,685       89,643      459,610
Trade accounts receivable                   (5)        9,691       42,437       53,279         --           --
Receivables and other current
  assets                                    (6)       17,368       76,055       59,779        8,029        4,450
Inventories                                            1,071        4,688        3,092         --           --
                                                  ----------   ----------   ----------   ----------   ----------
                                                     131,921      577,687    1,006,237      116,357      538,270
                                                  ----------   ----------   ----------   ----------   ----------

 LONG-TERM INVESTMENTS
     AND RECEIVABLES
Deposits, debentures and
  long-term loans and receivables           (7)       25,313      110,846      352,973         --            240
Investments in investees and
  others                                    (8)       24,563      107,561      100,866    1,303,597    1,399,172
                                                  ----------   ----------   ----------   ----------   ----------
                                                      49,876      218,407      453,839    1,303,597    1,399,412
                                                  ----------   ----------   ----------   ----------   ----------

HOTELS, COMMERCIAL CENTERS
   AND OTHER FIXED ASSETS                   (9)    1,057,233    4,629,675    4,090,936        2,124        2,493
                                                  ----------   ----------   ----------   ----------   ----------

OTHER ASSETS AND DEFERRED
  EXPENSES                                 (10)       19,593       85,798       73,024         --           --
                                                  ----------   ----------   ----------   ----------   ----------

 ASSETS RELATED TO
   DISCONTINUING OPERATION                 (21)        3,706       16,228      111,984         --           --
                                                  ----------   ----------   ----------   ----------   ----------

                                                   1,262,329    5,527,795    5,736,020    1,422,078    1,940,175
                                                  ==========   ==========   ==========   ==========   ==========


    The accompanying notes are an integral part of the financial statements.

                           ELBIT MEDICAL IMAGING LTD.
                                 BALANCE SHEETS
                        IN THOUSAND NIS OF DECEMBER 2003
--------------------------------------------------------------------------------

                                                       CONSOLIDATED                        COMPANY
                                           -------------------------------------   ----------------------
                                                                   DECEMBER 31
                                           --------------------------------------------------------------
                                              2003         2003         2002         2003         2002
                                           ----------   ----------   ----------   ----------   ----------
                                         CONVENIENCE
                                         TRANSLATION
                                    NOTE    US$'000                     (IN THOUSAND NIS)
                                    ----   ----------   -------------------------------------------------
CURRENT LIABILITIES
Short-term credit                   (11)      209,591      917,809    1,632,699      230,580      788,238
Trade accounts payable                         20,228        88,580 (*) 117,704        --           --
Payables and other current
  liabilities                       (12)       39,284      172,026  (*) 151,103       45,274       31,547
                                           ----------   ----------   ----------   ----------   ----------
                                              269,103    1,178,415    1,901,506      275,854      819,785
                                           ----------   ----------   ----------   ----------   ----------


LONG-TERM LIABILITIES
Loans and other long-term
  liabilities                       (13)      648,692    2,840,655    2,175,803      192,375       58,854
Accrued severance pay               (14)          153          671          498          203         --
                                           ----------   ----------   ----------   ----------   ----------
                                              648,845    2,841,326    2,176,301      192,578       58,854
                                           ----------   ----------   ----------   ----------   ----------


LIABILITIES RELATED TO
  DISCONTINUING OPERATIONS          (21)       18,909       82,802      110,007         --           --
                                           ----------   ----------   ----------   ----------   ----------


MINORITY INTEREST                             107,696      471,606      486,670         --           --
                                           ----------   ----------   ----------   ----------   ----------


CONTINGENT LIABILITIES,
  COMMITMENTS, LIENS AND
  SECURITY                          (16)


SHAREHOLDERS' EQUITY                (17)      217,776      953,646    1,061,536      953,646    1,061,536
                                           ----------   ----------   ----------   ----------   ----------
                                            1,262,329    5,527,795    5,736,020    1,422,078    1,940,175
                                           ==========   ==========   ==========   ==========   ==========

(*)  Reclassified.


    ----------------------  ----------------------   -----------------------
      MORDECHAI ZISSER         SHIMON ITZCHAKY             AVI SHEETRET
         CHAIRMAN OF          CEO AND MEMBER OF      CHIEF FINANCIAL OFFICER
    THE BOARD OF DIRECTORS  THE BOARD OF DIRECTORS

Board of Directors approval date of the financial statements: April 5, 2004.


    The accompanying notes are an integral part of the financial statements.

                           ELBIT MEDICAL IMAGING LTD.
                             STATEMENT OF OPERATIONS
                        IN THOUSAND NIS OF DECEMBER 2003
--------------------------------------------------------------------------------

                                                            CONSOLIDATED                                COMPANY
                                            --------------------------------------------    --------------------------------
                                                                        YEAR ENDED DECEMBER 31
                                            --------------------------------------------------------------------------------
                                              2003        2003        2002        2001        2003        2002        2001
                                            --------    --------    --------    --------    --------    --------    --------
                                          CONVENIENCE
                                  NOTE    TRANSLATION
                                  ----    -----------
                                            US$'000                                (IN THOUSAND NIS)
                                            --------    --------------------------------------------------------------------
                                                                       (EXCEPT FOR EARNINGS-PER-SHARE DATA)
                                                        --------------------------------------------------------------------
REVENUES
 Commercial-center
   operations                                 79,254     347,056     279,776     132,212        --          --          --
Hotel operations and
   management                      (18a)      43,207     189,205     206,679     139,226        --          --          --
Hotel leasing                                  3,082      13,495        --          --          --          --          --
 Long-term projects                             --          --         1,509      10,030        --          --          --
                                            --------    --------    --------    --------    --------    --------    --------
                                             125,543     549,756     487,964     281,468        --          --          --
                                            --------    --------    --------    --------    --------    --------    --------
COSTS OF REVENUES
 Commercial-center
   operations                      (18b)      44,054     192,916     150,005      66,646        --          --          --
 Hotel operations and
   management                      (18c)      40,577     177,690     193,686     126,228        --          --          --
Hotel leasing                      (18d)         802       3,510        --          --          --          --          --
 Long-term projects                (18e)        --          --         1,392       7,311        --          --          --
                                            --------    --------    --------    --------    --------    --------    --------
                                              85,433     374,116     345,083     200,185        --          --          --
                                            --------    --------    --------    --------    --------    --------    --------
 GROSS PROFIT                                 40,110     175,640     142,881      81,283        --          --          --

Initiation costs of projects                   2,018       8,839      16,630       5,856        --          --          --
Research and development
  expenses, net                    (18f)       9,984      43,719      28,454      24,198        --          --          --
Marketing and selling
  expenses                         (18g)       7,072      30,969      28,052       8,309        --          --          --
General and
 administrative expenses           (18h)      19,875      87,035      88,020      62,260      20,850      19,488      16,928
                                            --------    --------    --------    --------    --------    --------    --------
                                              38,949     170,562     161,156     100,623      20,850      19,488      16,928
                                            --------    --------    --------    --------    --------    --------    --------

OPERATING INCOME (LOSS)
  BEFORE FINANCIAL INCOME,
  NET                                          1,161       5,078     (18,275)    (19,340)    (20,850)    (19,488)    (16,928)
Financial income
  (expenses), net                  (18i)     (48,371)   (211,821)     (5,440)    101,559      38,022       7,351      17,448
                                            --------    --------    --------    --------    --------    --------    --------

OPERATING INCOME (LOSS)
  AFTER FINANCIAL INCOME, NET                (47,210)   (206,743)    (23,715)     82,219      17,172     (12,137)        520
Other income (expenses),
  net                              (18j)       7,913      34,652       9,504      34,076        --        (3,220)     (2,253)
                                            --------    --------    --------    --------    --------    --------    --------

INCOME (LOSS) BEFORE
  INCOME TAXES                               (39,297)   (172,091)    (14,211)    116,295      17,172     (15,357)     (1,733)
Income taxes                         (15)     (4,617)    (20,217)     21,711      13,596       8,966      10,132        --
                                            --------    --------    --------    --------    --------    --------    --------

INCOME (LOSS) AFTER
  INCOME TAXES                               (34,680)   (151,874)    (35,922)    102,699       8,206     (25,489)     (1,733)
Equity in earnings (losses)
 of investee companies, net                   (4,784)    (20,951)     (2,906)     (9,712)   (132,360)     11,151      88,805
Minority interest in results
  of subsidiaries, net                        11,115      48,671      24,490      (5,915)       --          --          --
                                            --------    --------    --------    --------    --------    --------    --------

INCOME (LOSS) FROM
 CONTINUING OPERATIONS                       (28,349)   (124,154)    (14,338)     87,072    (124,154)    (14,338)     87,072
Income from discontinuing
  operations, net                    (21)      2,757      12,073      54,752      18,759      12,073      54,752      18,759
                                            --------    --------    --------    --------    --------    --------    --------

NET INCOME (LOSS) FOR THE
  YEAR                                       (25,592)   (112,081)     40,414     105,831    (112,081)     40,414     105,831
                                            ========    ========    ========    ========    ========    ========    ========

EARNINGS (LOSS) PER SHARE                                                                                              (18k)
 - (in NIS)
Basic EPS:
  From continuing operations                   (1.27)      (5.56)      (0.64)       3.92       (5.56)      (0.64)       3.92
  From discontinuing
    operations                                  0.12        0.54        2.45        0.84        0.54        2.45        0.84
                                            --------    --------    --------    --------    --------    --------    --------
  Earnings (loss) per share                    (1.15)      (5.02)       1.81        4.76       (5.02)       1.81        4.76
                                            ========    ========    ========    ========    ========    ========    ========

Diluted EPS                                    (1.15)      (5.02)       1.71        4.00       (5.02)       1.71        4.00
                                            ========    ========    ========    ========    ========    ========    ========

    The accompanying notes are an integral part of the financial statements.

                           ELBIT MEDICAL IMAGING LTD.
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                        IN THOUSAND NIS OF DECEMBER 2003
--------------------------------------------------------------------------------

                                                                                                        LOANS TO
                                                                                                       EMPLOYEES
                                                                                                       TO ACQUIRE
                          NUMBER        SHARE    CAPITAL   TRANSLATION   RETAINED             TREASURY  COMPANY
                         OF SHARES     CAPITAL   RESERVES  ADJUSTMENTS   EARNINGS   SUB-TOTAL   STOCK    SHARES      TOTAL
                         ----------    -------   --------  -----------   --------   ---------  -------   -------     -------
                                                                         (IN THOUSAND NIS)
                         ---------------------------------------------------------------------------------------------------
BALANCE -
 JANUARY 1, 2001         22,971,720    32,190    446,132     (11,846)    335,220      801,696  (40,291)              761,405

Net income                                                               105,831      105,831                        105,831
Foreign currency
  translation
  adjustments (*)                                             43,552                   43,552                         43,552
Issuance of shares to
  employees (see Note
  17B.)                     550,000       575     14,256                               14,831             (14,831)      --
Issuance of shares
  (see Note 17C.)           250,000       261      5,715                                5,976                          5,976
                         ----------    ------    -------     -------     -------    ---------  -------   -------     -------
BALANCE -
 DECEMBER 31, 2001       23,771,720    33,026    466,103      31,706     441,051      971,886  (40,291)   (14,831)   916,764

Net income                                                                40,414       40,414                         40,414
Foreign currency
  translation
  adjustments (*)                                             104,042                 104,042                        104,042
Options exercised             2,000         2         50                                   52                             52
Erosion of loans to
  employees                                         (387)                    263         (124)               388         264
                         ----------    ------    -------     -------     -------    ---------  -------   -------     -------
BALANCE -
 DECEMBER 31, 2002       23,773,720    33,028    465,766     135,748     481,728    1,116,270  (40,291)   (14,443) 1,061,536

Loss for the year                                                       (112,081)    (112,081)                      (112,081)
Foreign currency
  translation
  adjustments (*)                                              4,191                    4,191                          4,191
Erosion of loans to
  employees                                        1,073                                1,073              (1,073)       --
                         ----------    ------    -------     -------     -------    ---------  -------   -------     -------
BALANCE -
 DECEMBER 31, 2003       23,773,720    33,028    466,839     139,939     369,647    1,009,453  (40,291)  (15,516)    953,646
                         ==========    ======    =======     =======     =======    =========  =======   =======     =======

CONVENIENCE TRANSLATION
 IN US$'000:

BALANCE -
 DECEMBER 31, 2002       23,773,720     7,542    106,362      30,999     110,008      254,911   (9,201)    (3,298)   242,412

Loss for the year                                                        (25,592)     (25,592)                       (25,592)
Foreign currency
  translation
  adjustments (*)                                                956                      956                            956
Erosion of loans to
  employees                                          245                                  245                (245)        --
                         ----------    ------    -------     -------     -------    ---------  -------   -------     -------
BALANCE -
 DECEMBER 31, 2003       23,773,720     7,542    106,607      31,955      84,416      230,520   (9,201)    (3,543)   217,776
                         ==========    ======    =======     =======     =======    =========  =======   =======     =======

(*) Net of a write-down, in respect of realization of capital reserves (see Notes 9A, 15F and 18J below).


    The accompanying notes are an integral part of the financial statements.

                           ELBIT MEDICAL IMAGING LTD.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                        IN THOUSAND NIS OF DECEMBER 2003
--------------------------------------------------------------------------------

                                                                             DECEMBER 31
                                                        -----------------------------------------------------
                                                           2003           2003          2002          2001
                                                        -----------    ----------    ----------    ----------
                                                        CONVENIENCE
                                                        TRANSLATION
                                                        -----------
                                                           US$'000              (IN THOUSAND NIS)
                                                        -----------    --------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                           (25,592)     (112,081)       40,414       105,831
Adjustments to present cash flows from continuing
  operating activities (Appendix A)                          25,070       109,794       (59,230)      (96,475)
                                                         ----------    ----------    ----------    ----------
Net cash provided by (used in) continuing operating
  activities                                                   (522)       (2,287)      (18,816)        9,356
Net cash provided by (used in) discontinuing
  operating activities                                       (1,381)       (6,046)       14,850        13,866
                                                         ----------    ----------    ----------    ----------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES          (1,903)       (8,333)       (3,966)       23,222
                                                         ----------    ----------    ----------    ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in initially consolidated subsidiaries
  (Appendix C)                                               (4,126)      (18,070)     (228,354)        3,532
Purchase of fixed assets and other assets                  (123,383)     (540,299)     (367,384)     (592,984)
Proceeds from disposition of fixed assets,
  investments and loans                                       3,298        14,444        19,545        22,853
Investment (including loans) in affiliated companies,
  other companies and venture capital companies              (6,857)      (30,027)      (13,126)     (124,787)
Repayment (investment in) deposits, investments and
  long-term loans                                            57,575       252,124        15,619       (78,373)
Short-term deposits and marketable securities                81,879       358,551        78,323      (257,046)
Liquidation of subsidiaries (Appendix D)                       --            --            --         (46,464)
                                                         ----------    ----------    ----------    ----------
Net cash provided by (used in) continuing investing
  activities                                                  8,386        36,723      (495,377)   (1,073,269)
Net cash provided by (used in) discontinuing
  investing activities                                       21,630        94,720        (2,359)      119,311
                                                         ----------    ----------    ----------    ----------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES          30,016       131,443      (497,736)     (953,958)
                                                         ----------    ----------    ----------    ----------

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends to a minority shareholder in a subsidiary            --            --         (33,143)         --
Issuance of shares to minority interest of a
  subsidiary                                                  2,847        12,469           597        14,168
Receipt of long-term loans                                  119,091       521,506       683,061       412,855
Repayment of long-term loans                               (119,596)     (523,715)     (485,191)     (156,079)
Short-term credit, net                                      (42,305)     (185,255)      184,776       551,730
                                                         ----------    ----------    ----------    ----------
NET CASH PROVIDED BY (USED IN) CONTINUING FINANCING
  ACTIVITIES                                                (39,963)     (174,995)      350,100       822,674
                                                         ----------    ----------    ----------    ----------

NET EFFECT ON CASH DUE TO CHANGES IN CURRENCY
  EXCHANGE RATES                                                904         3,959         6,235        14,791
                                                         ----------    ----------    ----------    ----------

DECREASE IN CASH AND CASH EQUIVALENTS                       (10,946)      (47,926)     (145,367)      (93,271)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR       48,277       211,402       356,769       450,040
                                                         ----------    ----------    ----------    ----------

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR             37,331       163,476       211,402       356,769
                                                         ==========    ==========    ==========    ==========


    The accompanying notes are an integral part of the financial statements.

                           ELBIT MEDICAL IMAGING LTD.
                  CONSOLIDATED STATEMENT OF CASH FLOWS (CONT.)
                        IN THOUSAND NIS OF DECEMBER 2003
--------------------------------------------------------------------------------

                                                                           DECEMBER 31
                                                      -----------------------------------------------
                                                           2003        2003        2002        2001
                                                      -----------    --------    --------    --------
                                                       CONVENIENCE
                                                       TRANSLATION
                                                       -----------
                                                         US$'000           (IN THOUSAND NIS)
                                                       -----------    --------------------------------
APPENDIX A -
ADJUSTMENTS TO PRESENT CASH FLOWS
 FROM OPERATING ACTIVITIES, NET

INCOME AND EXPENSES NOT INVOLVING CASH FLOWS:
Discontinuing operations                                   (2,757)    (12,073)    (54,752)    (18,759)
Depreciation and amortization (including a provision
  for impairment of investments and assets)                40,042     175,346     163,011      75,034
Company share in losses of affiliates                       4,784      20,951       2,906       9,712
Minority interest in profits (losses) of subsidiaries     (11,115)    (48,671)    (24,490)      5,915
Capital loss (gain) from disposition of assets and
  liabilities                                               1,501       6,574         443        (435)
Indexation and exchange-rate differences on deposits
  and loans, net                                           14,306      62,646    (100,711)    (95,479)
Gain from sale of investments
  (see Note 18j)                                           (5,643)    (24,712)       --       (55,450)
Gain from realizing investment-type monetary balances
  in investees                                             (7,365)    (32,253)    (30,760)       --
Others (mainly decrease (Increase) in value of
  marketable securities), net                                (149)       (652)        528      (4,157)
Deferred income taxes                                      (6,755)    (29,580)      6,299      12,041

CHANGES IN ASSETS AND LIABILITIES:
Trade accounts receivable                                   2,914      12,774      (8,789)     (8,562)
Receivables and other current assets                       (2,214)     (9,694)    (14,841)      9,833
Long-term receivables                                      (1,168)     (5,113)      3,033          (6)
Inventory                                                    (244)     (1,069)        890         (77)
Trade accounts payable                                      1,237       5,416       9,926         265
Payables and other current liabilities                     (2,632)    (11,524)    (10,414)    (16,320)
Customer advances (deposits), net                             328       1,428      (1,509)    (10,030)
                                                         --------    --------    --------    --------
                                                           25,070     109,794     (59,230)    (96,475)
                                                         ========    ========    ========    ========

APPENDIX B -
NON-CASH TRANSACTIONS

Liabilities in consideration for land acquisition            --          --          --        21,664
                                                         ========    ========    ========    ========
Acquisition of investments, fixed assets and other
  assets on credit and against allocation of shares         8,133      35,615      38,490      58,270
                                                         ========    ========    ========    ========
Sale of an affiliate against other accounts receivable       --          --          --        13,130
                                                         ========    ========    ========    ========


    The accompanying notes are an integral part of the financial statements.

                           ELBIT MEDICAL IMAGING LTD.
                  CONSOLIDATED STATEMENT OF CASH FLOWS (CONT.)
                        IN THOUSAND NIS OF DECEMBER 2003
--------------------------------------------------------------------------------

                                                                   DECEMBER 31
                                                   --------------------------------------------
                                                     2003        2003        2002        2001
                                                   --------    --------    --------    --------
                                                 CONVENIENCE
                                                 TRANSLATION
                                                 -----------
                                                   US$'000           (IN THOUSAND NIS)
                                                 ------------ --------------------------------
APPENDIX C -
INVESTMENT IN INITIALLY CONSOLIDATED COMPANIES

Deficit in working capital (excluding cash), net        806       3,535      11,791         804
Long-term receivables, investments and deposits        --          --        (8,359)       --
Fixed assets and other assets                        (7,526)    (32,955)   (504,886)   (166,384)
Long-term loans                                       2,594      11,350     273,100      13,111
Minority interest                                      --          --          --        26,279
                                                   --------    --------    --------    --------
                                                     (4,126)    (18,070)   (228,354)   (126,190)
Less - investment on the cost basis                    --          --          --       129,722
                                                   --------    --------    --------    --------
                                                     (4,126)    (18,070)   (228,354)      3,532
                                                   ========    ========    ========    ========


APPENDIX D -
LIQUIDATION OF A SUBSIDIARY

Deficit in working capital (excluding cash), net                                        (46,464)
                                                                                       ========


    The accompanying notes are an integral part of the financial statements.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - GENERAL

     A. The Company engages, directly and through its investees, in Israel and abroad, mainly in the following areas:

          - Development, construction and operation of commercial and entertainment centers, through Plaza Centers, in Central and Eastern Europe.

          - Ownership, management and operation of an entertainment and commercial center at the Herzliya Marina, in Israel.

          - Ownership, management and operation of hotels, through the Park Plaza network, primarily in major European cities.

          - Investments in research and development activities of MRI-guided, focused ultrasound, through Insightec ("Insightec").

          -    Venture-capital investments.

          Through December 31, 2002 the Company had also been engaged, through Elscint Ltd., in the production of systems and subsystems, mainly for medical imaging equipment. As for the discontinuation of this segment's operations and its sale to a third party at the end of 2002
          - see Note 21A below.

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

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - GENERAL (CONT.)

     C.   DEFINITIONS (CONT.):

          Acquisition and/or holding
          and/or ownership
          and/or control -                   directly or indirectly, through
                                             subsidiaries in Israel and/or
                                             abroad.

          Venture-capital investments -      companies, which - at the time of
                                             the Company's investment therein -
                                             are mainly engaged in research and
                                             development of new,
                                             knowledge-intensive, products or
                                             processes, the investment in which
                                             constitutes above-average risk and
                                             at least 90% of whose financing
                                             originates from shareholders'
                                             investment, support of government
                                             agencies or investment grants.

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

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

     A.   FINANCIAL STATEMENTS IN ADJUSTED VALUES

          1.   GENERAL

               The financial statements are presented on the basis of the historical-cost convention in new Israeli shekels ("NIS") of constant purchasing power (NIS of December 2003) ("adjusted financial statements").

               The Company maintains its accounting records on a current basis in nominal NIS, which have been adjusted to NIS of constant purchasing power in accordance with Opinion No. 36 of the ICPAI, on the basis of the changes in the Israeli Consumer-Price Index ("CPI"). The comparative figures have been adjusted to NIS of December 2003.

               The term "cost" in the financial statements refers to adjusted cost, unless otherwise stated.

               Regarding the accounting standard which deals with the cessation of financial statements adjustment to the CPI commencing January 1, 2004, see V.1 below.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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

               The adjusted amounts of non-monetary assets do not necessarily represent realizable or real economic value, but only the original values adjusted for the changes in the purchasing power of the currency.

               STATEMENT OF OPERATIONS

               The components of the statement of operations have been adjusted as follows:

               Income and expenses (other than those deriving from non-monetary items and except for financial expenses, net) have been adjusted to the changes in the CPI from the date of each transaction through the balance-sheet date.

               Income and expenses deriving from non-monetary items and items relating to balance sheet accruals have been adjusted on the basis of specific indices used for the adjustment of the related balance-sheet item.

               The effect of indexation changes on tax advances is included in current income taxes.

               The Company's share as well as that of the minority interest in the results of investee companies are determined on the basis of their financial statements.

               Net financial income reflects financial expenses and financial income in real terms (such as interest on deposits or loans and short-term borrowings), gains (losses) on securities, as well as the inflationary erosion of non-monetary items arising from transactions included in the statement of operations.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     A.   FINANCIAL STATEMENTS IN ADJUSTED VALUES (CONT.)

          2.   PRINCIPLES OF ADJUSTMENTS (CONT.)

               SUBSIDIARIES OPERATING ABROAD

               (A) Investee companies that operate outside of Israel and which are considered autonomous entities prepare their financial statements in accordance with the principles established in Opinion No. 36 of the ICPAI in the currency of their country of residence, which is also their functional currency. Such financial statements, as well as Israeli autonomous Companies, the functional currency of which are other than the NIS, were translated into the NIS, using the exchange rate prevailing as at the balance sheet date ("closing rate"). Differences between (i) investment (including monetary balances with a nature of investments), in the investees, measured in NIS and (ii) the Company's share in the shareholders' equity of these investees, determined and measured in their local currency (translated to the NIS using the closing rate), are charged directly to the Company's shareholders' equity ("cumulative foreign currency translation reserve"). Differences arising from loans in foreign currency used for the financing of investments in foreign autonomous entities as well as income taxes relating to such differences have also been included in that component of shareholders' equity.

                    Upon the realization of an autonomous unit, in whole or in part (including realization as a result of a decline in holding percentage arising from the issuance of shares to a third party or through the repayment of investment-type monetary balances), accumulated translation adjustments relating to the realized investment are released to the statement of operations as other income. As for the realization of capital reserves arising from translation adjustments due to a decline in the fair value of investments through December 31, 2002 - see G below.

               (B) Subsidiaries operating outside of Israel and constituting an extension of the Group (as defined in Opinion No. 36 of the ICPAI) prepare their financial statements in their local currency. The financial statements of these companies were translated to NIS, with non-monetary balance-sheet items translated by historical exchange rates and adjusted to changes in the CPI. Monetary balance-sheet items were adjusted on the basis of the exchange rate in effect on the balance-sheet date. The statement-of-operations items were adjusted by the average exchange rates prevailing on the date of the transactions, and adjusted to the CPI. Differences arising from these translations are included in financial expenses.

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

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     B.   CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

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

     F.   INVENTORY

          Inventory is stated at the lower of cost or market value, with cost determined by the "first-in, first-out" method.

     G.   INVESTMENTS IN INVESTEES AND IN OTHER COMPANIES

          Investments in investees are presented by the equity method.

          In circumstances where the company's ownership in an investee is in the form of preferred securities or other senior securities, the Company recognizes equity method losses based on the ownership level of the particular investee securities or loans extended by the Company to which the equity method losses are being applied.

          When computing the Company's share in the results of investee companies, losses (if any) deriving from the expected conversion of convertible securities or the exercise of vested rights to shares (including shares issued against loans, when such shares constitute the sole security for payment of the loans), which were issued by the Investee companies, are included in the computation if such conversion or exercise is probable.

          The excess of the investment's cost over the Company's share in the fair value of the investees' net identified assets at acquisition or upon the change from the cost method to the equity method, as applicable, is recorded as goodwill and amortized over its estimated economic benefit period, (generally 10 years).

          Financial expenses in respect of borrowings used for the investment (shares and loans) in companies engaged solely in the construction of projects were capitalized to the cost of the investment.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     G.   INVESTMENTS IN INVESTEES AND IN OTHER COMPANIES (CONT.)

          The decrease in the fair value of the investment in an autonomous investee is recorded, as from January 1, 2003 (effective date of Standard No. 15 - See item S. below), to the statement of operations, as incurred. Until December 31, 2002, a decline in value of an investment (other than temporary decline) was charged directly against any credit balance of foreign currency translation adjustments previously recorded in respect of that investment. The amount of the required provision in excess of the foreign currency translation adjustment was charged to operations. If the foreign currency translation adjustments were reflected by a debit balance, they were charged to operations together with the provision for the decline in the investment's value.

          A gain on a share issuance to a third party by a development stage investee company has been recorded as deferred income and charged to operations as other income at the higher of: (i) straight-line amortization over three years; or (ii) the Company's share in loss of the investee, on an aggregate basis.

     H.   FIXED ASSETS

          (1) Fixed assets are stated at cost net after deduction of investment grants received.

               The cost of the land and building construction includes, among other things, costs in respect of contractual obligations for the acquisition of land when the Group companies' obligations thereunder are finalized by each financial statement date (i.e., all major conditions required for the conclusion of the transaction and its implementation had been fulfilled) and their amounts are determined. Amounts not yet paid by each balance-sheet date are presented, accordingly, as a liability.

               Improvements and renovations are capitalized. Maintenance and repair expenses are charged to operations as incurred.

               Proceeds paid for assets acquired as part of a multiple-element agreement ("package") have been allocated to the cost of the assets on the basis of a valuation and to their relative fair value in that package.

               Financial expenses in real terms in respect of borrowings used for purchase or construction of buildings (including the acquisition of the related land) as well as direct supervision and construction costs incurred in the pre-operating period, have been capitalized to the cost of the buildings. As for the capitalization of borrowing costs - see item S below.

               Fixed assets, acquired from companies that are controlling shareholders of the Company, are included according to their adjusted value on the books of the transferring companies immediately prior to acquisition, in accordance with the Securities Regulations (Presentation of Transactions Between a Company and its Controlling Party in the Financial Statements), 1996.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     H.   FIXED ASSETS (CONT.)

          (2) Depreciation is computed by the straight-line method at annual rates considered sufficient to depreciate the assets over their useful lives. Leasehold improvements are amortized over the shorter of the estimated useful period or the lease period.

               Annual depreciation rates follow:
                                                                     %
                                                             -----------------
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

               (*) Consists of motor vehicles, aircraft, office furniture and equipment, machinery and equipment, electronic equipment, computers and peripheral equipment, software, leasehold improvements, etc.

     I.   OTHER ASSETS AND DEFERRED EXPENSES

          (1) ACQUIRED KNOW-HOW - is stated at cost and amortized by the straight-line method over its estimated benefit period (10 years).

          (2) PRE-OPERATING HOTEL AND COMMERCIAL CENTER AND/OR ENTERTAINMENT COSTS - mainly employee training, testing of systems and preparation of the hotels/commercial centers for opening, operation and occupancy, are stated at cost and amortized over a three-year period from commencement of full scale operations.

          (3) OPERATING COSTS RELATING TO INITIATION ACTIVITIES - (prior to the finalization of the transaction of the investment or land acquisition, etc.) are capitalized as incurred, when an investment or a property acquisition transaction is reasonably foreseen, and are charged to the cost of the investment or the real estate project upon the investment or acquisition. If the likelihood that the transaction will materialize is not probable or when the expected economic benefit of these costs is doubtful, these costs are charged to operations.

          (4) ENTERTAINMENT AND LEISURE FACILITIES OPERATING RIGHTS - are included at cost and depreciated at equal annual rates over their estimated useful life (five years).

          (5)  EXPENSES IN CONNECTION WITH OBTAINING LOANS

               Includes costs related to refinancing loans, which in effect constitutes an extension of the previous loans (including costs deriving from early repayment of loans), are capitalized as incurred and are charged to the statement of operations over the loans' period of benefit and in relation to their balance.

          (6)  COST OF OBTAINING LONG-TERM LEASES

               Costs for obtaining long-term leases are capitalized when incurred and charged to operations over the respective lease period or on an average basis, as applicable. When a termination of a contract, or a group of contracts is reasonably expected, or when the expected economic benefit of these costs is doubtful, these costs are charged to operations.

          (7) Acquisition costs of a long-term service contract are stated at cost and amortized over the service period (5 years).

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

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

     K.   INCOME TAXES

          Deferred taxes are computed for (i) differences in the timing of the inclusion of income and expenses in the financial statements and for tax purposes, (ii) difference between the adjusted value of non-monetary depreciable assets (except for the adjustment component for buildings) and the amount deductible for income tax purposes (except for temporary differences created upon initial recognition of an asset or liability, not in connection with a business combination and which at the initial recognition had no effect on the net income included in the financial statements or income for tax purposes) and
          (iii) tax losses and deductions that may be carried forward to future years. In addition, deferred taxes have been recorded for the difference between the fair values of identified assets and liabilities of subsidiaries upon acquisition of the investment (except for assets whose depreciation is non-deductible for tax purposes), and the value of these assets/liabilities for tax purposes at that date.

          The computation of the current and deferred taxes liability does not include taxes that would have arisen in the event of a sale of the investments in investees (except those that are to be liquidated), or upon receiving their retained earnings as dividends, since in some cases dividends from earnings and/or gains upon sale are exempt from tax, and in other cases management's policy is not to sell them and/or offer their earnings as a dividend distribution or otherwise, in the foreseeable future, in a manner causing a material tax burden on the group, except for the effect of the tax laws in Israel that would apply to undistributed profits on foreign investees, effective January 1, 2003 - See Note 15B(1)(b). Regarding retained earnings of the foreign investees through December 31, 2002 - See Note 15B(1)(c).

          A tax benefit is recorded as an asset, only when there is a reasonable likelihood for its realization against future taxable income. Deferred taxes are calculated at the tax rate expected to be in effect at the time of utilization, as known at the time of the financial statement approval. Current and deferred taxes relating to translation adjustments, are charged directly to shareholders' equity. Changes during the year in the balances of current and deferred taxes created relating to earnings (losses) of autonomous foreign investees, due to adjustment of their value to changes in the exchange rate of the measurement currency (for tax purposes) of their results of operations in relation to the Israeli currency, are included in foreign currency translation adjustments. Deferred taxes deriving from changes in the tax rate (including those with respect to balances previously arising for temporary differences in a business combination) are recorded in the income tax line item in the statement of operations, or in translation adjustments in shareholders' equity, as appropriate.

          Taxes applicable to the Israeli companies' share in foreign investee earnings are included in the Company's financial statements as part of the Company's equity share in investees' earnings.

          Regarding deferred taxes for exempted income from an approved enterprise, see Note 15B.1.d below.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     L.   EXCHANGE RATES AND LINKAGE BASES

          Assets and liabilities in foreign currency or linked thereto are stated on the basis of the exchange rate prevailing on the balance-sheet date.

          Balances linked to various indices are stated on the basis of the relevant linkage terms of each linked asset or liability.

          For details of Consumer-Price Indices and exchange rates of foreign currencies - see Note 22A.

     M.   FINANCIAL INSTRUMENTS

          (1)  Financial instruments - see Note 22A.

          (2) Derivatives serving as a hedge for existing assets and liabilities, or against fluctuations in the exchange rates in which firm commitments are denominated, or against fluctuations in the exchange rates of variable-interest loans, are charged to the statement of operations concurrently with the charging of the results from the hedged assets and liabilities, or the realization of the relevant transaction, or the charging of the interest according to the interest rate specified in the loan contract, as applicable. Non-hedge derivatives are stated at their estimated fair value. Changes in their fair value during the reporting period are charged to the statement of operations.

     N.   IMPAIRMENT OF LONG-LIVED ASSETS

          Effective January 1, 2003, the Company applies Standard No.15 ("Impairment of Assets") of the Israeli IASB. The standard sets forth, for the first time in Israel, the accounting treatment and method of presentation required in the event of asset impairment (including investments in equity investees), and also establishes that assets should not be presented in amounts exceeding the higher of their net selling price or their value in use based on discontinued future cash flows expected to be derived from the respective asset ("recoverable amount"). Standard No. 15 establishes that the recoverable amount must be assessed whenever indicators point to a possible impairment of an asset. An impairment of assets is recorded as a loss in the statement of operations.

          Until December 31, 2002, the Group companies had assessed the need for a computation of asset impairment based on the future cash flows expected from the holding and use of these assets in undiscounted values in accordance with accepted practice in Israel and based on US SFAS 121 ("Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of").

          In respect of investments in investees, impairment was tested in accordance with Opinion No. 68 of the ICPAI (see item G above).

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

          Operating lease fees (based on a long term firm commitment with a fixed period), which increase gradually over the period of the lease, are recognized as revenues by the straight line method over the period of the lease.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

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

     S.   CAPITALIZATION OF BORROWING COSTS

          The Company capitalizes borrowing costs in accordance with Standard No. 3 of the Israeli Accounting Standards Board; accordingly, both specific and non-specific borrowing costs are capitalized to qualified assets (assets in preparation or under construction not yet in designated use and whose preparation for this purpose requires a prolonged period of time). Non-specific borrowing costs are capitalized to these qualified assets or to that portion not financed by that specific borrowing by using a rate constituting a weighted average of the costs in respect of the Group's borrowings not specifically capitalized. Capitalization of borrowing assets generally continues until the completion of all the activities necessary to prepare the asset for its designated use, except in cases in which capitalization is suspended as a result of a prolonged interruption of the asset construction.

     T.   EARNINGS (LOSS) PER SHARE

          Earnings (loss) per share have been computed in accordance with Opinion No. 55 of the ICPAI based on the weighted-average number of paid-up shares outstanding during the year net of shares held by a subsidiary.

          The number of shares used for the computation of basic earnings (loss) per share take into account convertible securities or other rights to vested shares (including shares issued against loans which the sole security for their repayment is the shares issued), if conversion or realization may reasonably be assumed. Diluted earnings (loss) per share take into account securities excluded from the basic earnings
          (loss) per share computation if their effect is dilutive. Net income used in the computation of diluted earnings (loss) per share has been reduced by the periodic change in the necessary provision, if any, assuming the full exercise of the investees' securities not taken into account in the computation of basic earnings (loss) per share.

     U.   USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires of Group companies' management to make estimates and assumptions affecting the reported balance-sheet amounts of assets and liabilities, disclosure of contingent assets and liabilities at the approval date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual data and operating results may differ from these estimates.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     V.   NEW ACCOUNTING STANDARDS

          (1) Effective January 1, 2004, inflation adjustment of financial statements ceased in accordance with Standards 12 and 17 of the IASB. According to these standards, the Company is required to continue preparation of adjusted financial statements through December 31, 2003 in accordance with the existing pronouncements of the ICPAI. The amounts presented in the financial statements as of December 31, 2003 will serve as the opening balances to be used in the nominal financial reporting commencing January 1, 2004.

          (2) Starting January 1, 2004, Standard No. 13 of the IASB, regarding the effect of changes in foreign currency exchange rates, will be in effect. This standard addresses the translation of transactions in foreign currency and the translation of the financial statements of a foreign operation, for purpose of their inclusion in the financial statements of the reporting entity.

               The following is an outline of the major changes included in Standard No. 13:

               o Classification of foreign operations as an "autonomous unit" or as an "extension of the Company" requires management's judgment and should be based on the indicators established in this standard. This approach differs from the existing principles, which require the fulfillment of several cumulative tests prior to the determination of a foreign activity as an "autonomous unit" without application of judgment.

               o Translation of income and expense items as well as cash flows amounts of foreign operations constituting "autonomous units" based on the exchange rate in effect on the transaction/cash flow date or, due to practicality, using average exchange rates in effect during the reporting period. This differs from the current principles whereby the translation of all the autonomous unit's financial statement items is carried out based on the closing exchange rates as of the balance sheet date.

               o Adjustment of an autonomous unit's financial statements prior to their translation into the company's reporting currency, which is always permitted under the existing principles, will be allowed only when the "autonomous unit" operates in hyper-inflationary environment. In these cases, the closing exchange rates should be used for translation.

               o Goodwill created upon the acquisition of an "autonomous unit" will be treated as an asset of the "autonomous unit" and will be translated by using the closing exchange rates. This differs from current principles, according to which goodwill is deemed a non-monetary, independent item of the acquiring company.

               o A reduction in value of an investment in an "autonomous unit" will not result in the release to the statement of operations of amounts previously recorded as foreign currency translation adjustment in shareholders' equity. This rule constitutes an amendment to Opinion No. 68.

               Since the effects of the application of the standard are influenced primarily by the extent and timing in future reporting periods of changes in the exchange rates between the investment currency of autonomous entities and the reporting currency of the investor, it is not possible, at this stage, to assess the effect of this standard on the financial statements for reporting periods beginning after its effective date (January 1, 2004).

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     V.   NEW ACCOUNTING STANDARDS (CONT.)

          (3) In March 2004, the IASB issued Standard No. 20, regarding goodwill amortization. According to this standard, goodwill shall be amortized over a period not to exceed 20 years from the date of initial recognition. The standard applies to financial statements for periods commencing January 1, 2004 or thereafter, and the treatment will be as a prospective change in estimate. Through December 31, 2003, goodwill is amortizable up to a period of 10 years, except for unusual situations. The Company's management is assessing the guidance of this standard, but it is not possible at this stage to estimate its impact on the financial statements.

     W.   RECLASSIFICATION

          Certain comparative figures for prior years have been reclassified in order to conform them with classifications used in the reported period.

     X. A statement of cash flows for the Company (non-consolidated basis) has not been presented since it would not provide any significant additional information.


NOTE 3 - CASH AND CASH EQUIVALENTS

                                                 C O N S O L I D A T E D            COMPANY
                                              -----------------------------    ------------------
                                                                 DECEMBER 31
                                              ---------------------------------------------------
                                                2003       2003    2002 (*)      2003      2002
                                              --------   -------   --------    -------   --------
                                              INTEREST  CONVENIENCE
                                                RATE    TRANSLATION
                                              --------  -----------
                                                  %       US$'000         (IN THOUSAND NIS)
                                              --------    -------    ----------------------------
          In foreign currency:
           US dollar               0.75-1.10    15,428     67,561     96,883      8,561    12,905
           Euro                    1.50-2.00     5,638     24,689     63,897      8,248    56,716
           GBP                          2.75     6,855     30,017  (*) 4,743        --        --
           Other (mainly Forint)   1.40-2.00     8,256     36,154 (*) 32,720        --        --
          In NIS                   4.50-5.00     1,154      5,055     13,159      1,876     4,589
                                               -------    -------    -------    -------   -------
                                                37,331    163,476    211,402     18,685    74,210
                                               =======    =======    =======    =======   =======

          (*)  Reclassified.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4 - SHORT-TERM DEPOSITS AND INVESTMENTS

     A.   COMPOSITION:

                                         C O N S O L I D A T E D                   COMPANY
                                ------------------------------------------    ----------------
                                                             DECEMBER 31
                                --------------------------------------------------------------
                                           2003            2003     2002       2003     2002
                                ------------------------ -------   -------    ------   -------
                                  INTEREST   CONVENIENCE
                                    RATE     TRANSLATION
                                ------------ -----------
                                     %          US$'000                       (IN THOUSAND NIS)
                                ------------ ----------  -------   -------    ------   -------
          DEPOSITS IN BANKS
            AND FINANCIAL
            INSTITUTIONS
            LINKED TO THE:(1)
              US dollar         (2)0.50-1.15    43,766   191,652   574,149    49,802   421,367
              Euro              Euribor-1.5      8,032    35,173    35,067        50        63
              Other             (2)1.50-2.50     3,149    13,789    13,967      --       4,998
              In NIS            (2)4.50          8,329    36,474    25,547    30,602    25,547
                                                ------   -------   -------    ------   -------
                                                63,276   277,088   648,730    80,454   451,975

          MARKETABLE
            SECURITIES
            (MAINLY SHARES) -                    2,683    11,750     9,738     9,189     7,635
                                                ------   -------   -------    ------   -------
                                                65,959   288,838   658,468    89,643   459,610

          CURRENT
            MATURITIES OF
            LONG-TERM LOANS
            AND RECEIVABLES                        501     2,193    20,217      --        --
                                                ------   -------   -------    ------   -------
                                                66,460   291,031   678,685    89,643   459,610

          (1) Consolidated - NIS 183 million (Company - NIS 85 million) is used as collateral for short-term loans.

          (2)  Variable interest.

     B.   LIENS - see Note 16D.


NOTE 5 - TRADE ACCOUNTS RECEIVABLE

                                                                CONSOLIDATED
                                                       -------------------------------
                                                                 DECEMBER 3
                                                       -------------------------------
                                                        2003        2003         2002
                                                       -----       ------       ------
                                                    CONVENIENCE
                                                    TRANSLATION
                                                    -----------
                                                      US$'000       (IN THOUSAND NIS)
                                                      -------      -------------------
          Accounts receivable - trade                 15,017       65,760       73,167
          Less: allowance for doubtful accounts        5,326       23,323       19,888
                                                       -----       ------       ------
                                                       9,691       42,437       53,279
                                                       =====       ======       ======

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 6 - RECEIVABLES AND OTHER CURRENT ASSETS

                                              CONSOLIDATED             COMPANY
                                      ----------------------------   ---------------
                                                        DECEMBER 31
                                      ----------------------------------------------
                                          2003      2003     2002     2003     2002
                                      ------------ ------   ------   ------   ------
                                      CONVENIENCE
                                      TRANSLATION
                                      -----------
                                         US$'000          (IN THOUSAND NIS)
                                      ------------ ---------------------------------
          Government agencies in Israel
            and abroad                     7,938   34,766   27,338    2,583    2,423
          Prepaid expenses                 2,155    9,436    8,456      945    1,642
          Employees                          241    1,055      591     --       --
          Advances to suppliers              299    1,308    1,430     --       --
          Income receivable in respect
            of the realization of land       900    3,940     --       --       --
          Receivables in respect of the
            realization of medical
            equipment (MRI)                2,110    9,238   (*) 9,533  --       --
          Control Center Group
            companies (Mainly EIL)         1,765    7,729    4,242    4,339     --
          Other                            1,960    8,583    8,189      162      385
                                          ------   ------   ------   ------   ------
                                          17,368   76,055   59,779    8,029    4,450
                                          ======   ======   ======   ======   ======

          (*)  Reclassified.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 7 - DEPOSITS, DEBENTURES, LOANS AND LONG-TERM RECEIVABLES

     A.   COMPONENTS:

                                                                           CONSOLIDATED
                                                             --------------------------------------
                                                                            DECEMBER 31
                                                             --------------------------------------
                                                                 2003          2003          2002
                                                             ------------    --------      --------
                                                             CONVENIENCE
                                                             TRANSLATION
                                                             -----------
                                                               US$'000         (IN THOUSAND NIS)
                                                             -----------     ---------------------
          Deposits with banks and financial institutions (1)     15,379        67,344       324,501
          Debentures convertible into shares (2)                  5,646        24,723        25,603
          Loans to holders of rights in affiliates (3)            3,503        15,340        13,349
          Receivables in respect of long-term lease
            agreement (4)                                         1,184         5,184          --
          Loans to anchor lessees (5)                             1,151         5,042          --
          Deferred income taxes                                   1,408         6,164        11,453
          Receivables and other current assets                    1,287         5,634     (*) 9,018
                                                               --------      --------      --------
                                                                 29,558       129,431       383,924
          Less: allowance for doubtful accounts                  (3,743)      (16,392)      (10,734)
                                                               --------      --------      --------
                                                                 25,815       113,039       373,190
          Less: current maturities                                 (502)       (2,193)      (20,217)
                                                               --------      --------      --------
                                                                 25,313       110,846       352,973
                                                               ========      ========      ========

          (*)  Reclassified.

          (1) Including primarily [euro]10.8 million (NIS 59.7 million), mostly in the Hungarian forint, bearing annual interest between Bibor to 3%, intended mainly as security for the repayment of bank loans. A deposit in the amount of [euro]1.2 million (NIS 6.7 million) does not bear interest and is pledged as security for a guarantee provided by a bank abroad in favor of a supplier.

               Deposits pledged as security for the repayment of loans obtained by Group companies and/or to secure guarantees provided by them in favor of third parties have been included as amounts due on the loan repayment dates or upon release of guarantees for which they had been pledged.

          (2) Loans to the management company or companies that it controls. A loan of NIS 7.3 million is linked to the US dollar, bears annual interest of Libor+1% and is due on December 31, 2006. A loan of NIS 14.7 million may be converted into shares - see Note 16a(2) below. Should B.H. decide not to exercise the option, the loan would then be subject to the linkage terms, interest and repayment outlined above. The amounts of money due to the management company from the Group companies in respect of its rights in the hotels owned by them, other than hotel management fees (see Note 16a(1) above) will be used as security for the repayment of the loans. Loans totaling NIS 2.7 million, are linked to the US dollar and do not bear interest. B.H. has not received any other security for the abovementioned loans.

          (3) The loan is linked to the CPI, is unsecured and bears no interest.

          (4)  See Note 2P and 16A(8).

          (5) The loan is linked to the US dollar and bears interest of Libor+1.5%-2.0%.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 7 - DEPOSITS, DEBENTURES, LOANS AND LONG-TERM RECEIVABLES (CONT.)

     B.   REPAYMENT DATES:

                                                       DECEMBER 31 2003
                                                --------------------------
                                                CONVENIENCE
                                                TRANSLATION
                                                -----------
                                                              (IN THOUSAND
                                                  US$'000        NIS)
                                                  -------     ------------
          2004 - Current maturities                   501          2,193
          2005                                      4,898         21,448
          2006                                      1,988          8,705
          2007                                        308          1,349
          2008 and thereafter                      15,106         66,148
          Undetermined                              6,757         29,588
                                                  -------        -------
                                                   29,558        129,431
                                                  =======        =======

     C.   LIENS - see Note 16D.


NOTE 8 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES

     A.   COMPOSITION AND ACTIVITY:

                                                                         CONSOLIDATED
                                                           --------------------------------------
                                                                          DECEMBER 31
                                                           --------------------------------------
                                                               2003          2003          2002
                                                           ------------    --------      --------
                                                           CONVENIENCE
                                                           TRANSLATION
                                                           -----------
                                                             US$'000          (IN THOUSAND NIS)
                                                           ------------    ----------------------
          AFFILIATED COMPANIES:
            Shares (1)(2):

             Cost (*)                                          20,699        90,641       117,030
             Accumulated losses, net                           (2,543)      (11,137)       (2,906)
             Adjustment arising from translation of
              autonomous investees' financial statements        1,068         4,679          (316)
                                                             --------      --------      --------
               Total shares                                    19,224        84,183       113,808
            Loans and debentures (2)-(4)                        5,624        24,629        14,201
                                                             --------      --------      --------
                                                               24,848       108,812       128,009
            Provision for impairment of investment (4)         (5,294)      (23,186)      (31,777)
                                                             --------      --------      --------
                                                               19,554        85,626        96,232
                                                             --------      --------      --------
          OTHER COMPANIES:
            Shares - at cost (5)                                2,584        11,317         4,634
            Debentures convertible into shares (3)              2,425        10,618          --
                                                             --------      --------      --------
                                                                5,009        21,935         4,634
                                                             --------      --------      --------
                                                               24,563       107,561       100,866
                                                             ========      ========      ========

          (*)  Including - goodwill:

                                                        COST        NET BOOK VALUE
                                                      --------   -------------------
                                                           D E C E M B E R 3 1
                                         AMORTIZATION ------------------------------
                                            RATE(I)     2003       2003       2002
                                         ------------ --------   --------   --------
                                              %              (IN MILLION NIS)
                                           --------   ------------------------------
                                                 10       70.4       44.7       48.9
                                           ========   ========   ========   ========

               (i)  See also Note 2V.(3).

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

     A.   COMPOSITION AND ACTIVITY: (CONT.)

          (1)  A.   (i)  The group companies invest in investees (previously
                         through an owned VC fund) in high-tech companies in Israel and abroad. These companies - which have not yet attained financial stability - are engaged in research and development activities. The value of these investments is thus contingent upon the continued activity of the investee companies, which involves certain risks stemming from the nature of their activity including the uncertainty associated with the ultimate success of the product development and marketing potential. It is, therefore, difficult to objectively estimate the fair value of most of these investments due to the lack of a verifiable market-value; nevertheless, the funds' managements are of the opinion that the fair value of the investments are not lower than their cost (net of provisions for decline in values).

                    (ii) Accompanying financial statements of the affiliates
                         referred to above have not been presented in the Company's financial statements since they are not significant to the latter's business.

     B.   GAMIDA CELL LTD. ("GAMIDA")

          Gamida is engaged in the development of a technology for the multiplication (expansion) of stem cells harvested from cord blood. The cells could potentially be used for bone marrow replacement for cancer patients, for genetic therapy, and at a later stage, for the regeneration of organs and tissues.

          As of December 31, 2003, the Company, through a wholly owned subsidiary, Elscint Bio Medical Ltd. ("Bio"), held 33.3% of the equity and voting rights in Gamida and the right to appoint 25% of its directors. The shares held by Bio are in part ordinary shares and in part preferred shares with anti-dilution and liquidation preference rights (repayment of its investment in Gamida linked to the dollar plus 8% annual interest, prior to any distribution to holders of ordinary shares or preferred shares with subordinate rights). Bio holds an option, exercisable up to 2005, to receive an additional 0.7% in consideration for $165,000. Should all the outstanding Gamida securities be realized, the Company share in Gamida will be diluted to 29.2%.

          In May 2003 Gamida signed an agreement with Teva Pharmaceutical Industries Ltd. ("Teva"), in the framework of which Teva invested $3 million in Gamida for an allotment of shares representing 9% of Gamida's fully diluted share capital.

          Gamida also signed a memorandum of understanding with Teva, granting Teva an option for future cooperation with Gamida in connection with the technology which Gamida is developing, subject to conditions to be agreed between the parties.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

     A.   COMPOSITION AND ACTIVITY: (CONT.)

          (1)  B.   GAMIDA CELL LTD. ("GAMIDA") (CONT.)

                    Bio was bound in the past by agreements with a company controlled by its former CEO (the "CEO"), entitling the CEO to shares representing 2% of Bio's issued and paid-up capital, in consideration for their nominal value. It was also provided that venture capital investments of Bio would be carried out such that Bio would invest 92% and the CEO - 8%, and that for the purpose of financing the CEO's investment, Bio would grant him a dollar-linked non-recourse loan bearing LIBOR+1% interest. It was further provided that should this agreement (or another agreement between them for the provision of consulting services) be canceled, Bio would be entitled, according to the conditions specified in the agreement, to acquire all or any of the CEO's holdings in the venture capital investments and in Bio at cost or at market value, as relevant (depending on the purchase date).

                    In the fourth quarter of 2002, Bio and the CEO terminated the employment agreement between them. Further to the termination of the agreement, Bio transferred to itself the CEO's rights in Bio and in Gamida investments, as payment for the loans, which it had provided to the CEO for their acquisition.

                    A dispute arose between the parties, with the CEO contending that Bio had lost its right to acquire his holdings, as aforesaid, since the deadline according to the agreement for giving notice of its intention in this regard had expired. Bio's management disputes this contention and is acting to realize its rights under the agreement. The parties have yet to sign a full and final agreement for the waiver and/or settlement of their mutual claims. The Company's management estimates that in any event, it will not incur significant costs from the termination of the agreements, beyond those reflected in the financial statements.

                    Concurrently with the termination of the employment agreement, the Company's management has temporarily postponed implementation of additional investments in the biotechnology field through Bio. As a result, the Company management estimates based on the present scope and nature of its activity, that Bio at this stage has lost its status as a venture capital fund. Accordingly, Bio's investment in Gamida is classified starting from that date as an investment in an affiliated company.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

     A.   COMPOSITION AND ACTIVITY: (CONT.)

          (1)  C.   COMMUNICATION COMPANIES:

                    GENERAL

                    Due to the slowdown in the telecoms sector and in light of the long period of time that has elapsed since the last investments carried out by the venture-capital funds owned by the venture-capital investments company, the Company's management has at this stage (starting the fourth quarter of 2003) temporarily postponed additional investments through these venture-capital funds. Consequently, the Company's management believes that in accordance with the nature and level of their current activity, the venture-capital fund that it owns have, in fact, lost at this stage their status as such and, accordingly, the investments have been classified in the financial statements as of December 31, 2002 as investments in affiliates.

                    The Company agreed, in principle, to receive telecom and multi-media consultation services from an employee of the EIL Group, in exchange for which it would grant the right to purchase a given percentage (to be agreed upon by the parties) of the Company's holdings in the investee companies, at the Company's cost (shares and shareholders' loans).

                    OLIVE SOFTWARE INC. ("OLIVE")

                    Olive is engaged in the development and marketing of products enabling a transparent link between traditional newspaper printing systems and the world of e-publishing, as well as digital archiving services for newspapers and libraries.

                    EUN holds 36% (33% on fully diluted basis) of the equity and voting rights in Olive as well as the right to appoint 25% of its directors. The shares held by EUN have anti-dilution rights as well as liquidation preference (receipt of its investment in Olive plus interest at LIBOR + 2% per annum, before any distribution to shareholders holding ordinary or lower-rank preferred shares). Olive and its shareholders agreed to modify the terms of EUN's investment such that its holding rate would increase by 5%.

                    In March 2004 Olive and its shareholders signed an agreement with the Sequoia Fund, under which $6 million was invested in Olive in consideration for 26% (on a fully diluted basis) of the equity and control in Olive. The allotted shares have anti-dilution rights as well as liquidation preference (receipt of the investment plus 8% interest per annum, before any distribution to Olive's other shareholders (including EUN)). Assuming the exercise of all the convertible securities of Olive in circulation into shares, EUN's share in Olive would be diluted to 26%.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

     A.   COMPOSITION AND ACTIVITY: (CONT.)

          (1)  C.   COMMUNICATION COMPANIES (CONT.):

                    EASY RUN LTD. ("E.R.")

                    E.R. is engaged in the development and marketing of "call centers" solutions, which support under one platform, diversified infrastructure from historical telephonia to futuristic telecom equipment (IP switchboards) and modern e-commerce applications.

                    The Company holds 30% of the equity and voting rights in E.R. as well as the right to appoint 20% of its directors. The shares held by the Company have anti-dilution rights as well as liquidation preference (as defined in the investment agreements).

          (2)  OTHER INVESTMENTS:

               In December 2003 a transaction was concluded in the framework of which a wholly owned subsidiary of PC (the "Purchaser") acquired control of a Hungarian company (the "Target Company") from the Hungarian privatization board. The Target Company owns 320,000 sq.m. of land on the island of Obuda in the Danube River, located in the heart of Budapest. The Purchaser acquired 66.8% of the ownership rights and 91% of the voting rights in the Target Company in consideration for [euro]18 million. The owneR of the minority interest in the Target Company is negotiating with the Purchaser to equalize its voting rights with the ownership rights (33.3%), in exchange for a payment to the Purchaser in an amount to be agreed by the parties.

               In accordance with an arrangement between PC and a Hungarian commercial bank (the "Bank"), the Bank granted the Purchaser a long-term loan of [euro]14.4 million to financE the acquisition. The loan is linked to the euro and bears interest at EUROBAR + 2%, and it is fully repayable on December 31, 2005. As security for the loan, the Purchaser's holdings in shares of the Target Company were pledged, among other things. In addition, the Company undertook to guarantee repayment of the loan in the event that the building plans are not approved, as detailed hereinafter. The rights of the shareholders in the Target Company will be subordinate to the loan received from the Bank. PC granted the Bank an option to acquire 50% of the rights in the Purchaser in consideration for [euro]1.9 million and the assumption of 50% of the loanS received for financing the acquisition. In February 2004 the Bank exercised this option.

               The Target Company has building rights for 300,000 sq.m., zoned for offices, commerce, tourism, entertainment, recreation and hotels. Currently, structures with an area of 55,000 sq.m. are built up on the land and leased to offices, restaurants and entertainment businesses. PC intends to act to change the zoning according to the urban building plan, with a view to enhancing the value of the land and the construction thereon.

               Directly after completion of the negotiations and performance of the resulting obligations, the Company will hold (indirectly) 33.0% of the equity and voting rights in the Target Company. PC's investment (shares and loans) in the Purchaser is included in these financial statements on an equity basis. Starting from 2004, the Purchaser's financial statements will be included in the Company's financial statements by way of proportional consolidation or on an equity basis, depending on the ownership structure and control in the companies at that time.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

     A.   COMPOSITION AND ACTIVITY: (CONT.)

          (3) The debentures mature starting from June 2004 until December 2006. The debentures are convertible (wholly or partly) at any time into 2,339 nonnegotiable shares of Vcon (at a per-share conversion price subject to adjustment of $1.0 or $1.4, as the case may be). The debentures are subordinate to repayment of Vcon's bank loans and have the same priority as to repayment as another debenture that was issued to a third party. As security for repayment of the debentures, Vcon registered in favor of EUN as well as in favor of the third party (pari passu) a floating second lien on all its assets, with precedence over all other pledges apart from pledges made to banks and subject to the bank's consent. The debentures may not be transferred without Vcon's consent. For further information concerning limitations on the conversion of the debentures into shares and/or realization of the converted shares - see 5(i) below.

          (4) Loan in the amount of NIS 3.9 million linked to the dollar, bearing interest at LIBOR + 2%, and convertible into shares of E.R. with liquidation preference and anti-dilution rights, according to a conversion ratio of $0.35 per share. In addition, the Company is entitled to receive warrants exercisable into shares of E.R. (with the same rights) at an exercise price of $0.81 per warrant, up to a total of NIS 3.9 million.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

     A.   COMPOSITION AND ACTIVITY (CONT.):

          (5)  COMPOSITION:

                                                       CONSOLIDATED
                                             ------------------------------
                                                        DECEMBER 31
                                             ------------------------------
                                                 2003       2003       2002
                                             -----------  ------      -----
                                             CONVENIENCE
                                             TRANSLATION
                                             -----------
                                               US$'000    (IN THOUSAND NIS)
                                             -----------  -----------------
          Vcon Telecommunications Ltd. (i)      2,584     11,317       --
          Algotec System Ltd. (ii)               --         --        3,616
          Other (iii)                            --         --        1,018
                                                -----     ------      -----
                                                2,584     11,317      4,634
                                                =====     ======      =====

          (i) Vcon is a public company whose shares are traded on the French stock exchange (Nouveau Marche), engaged in the field of long-range audio and video conferencing equipment using various telecommunication infrastructures.

               Up to November 2003 EUN held 20% of the ownership rights and control in Vcon as well as the right to appoint one out of nine directors. Accordingly, starting from the fourth quarter of 2002, EUN's investment in Vcon was included on the equity basis. In November 2003 Vcon acquired the technologies and workforce of two communication technology companies in consideration for the issuance of shares and warrants exercisable into Vcon shares. Following the conclusion of the transaction, EUN's holdings in the ownership rights and control of Vcon were diluted to 18%. Starting from the fourth quarter of 2003, the investment in Vcon is included on the cost basis.

               EUN has a right, expiring in August 2005, to acquire up to 1.3 million warrants in consideration for $0.3 per warrant. The warrants are exercisable into nonnegotiable ordinary shares of Vcon, within three years from the acquisition date, at an exercise price (subject to adjustment) of $1.4 per share. As of December 31, 2003 EUN holds 2.5 million convertible debentures out of 4.5 million debentures in circulation (see (3) above). Assuming exercise of the rights to acquire the warrants as stated, EUN would hold, in addition, 2.0 million warrants out of
               9.1 million warrants in circulation, exercisable into shares at varying exercise prices of up to $5.5 (mainly up to $1.8) per warrant. Assuming conversion of all the convertible debentures into shares and exercise of all the warrants in circulation, EUN's share in Vcon would stand at 24%.

               An agreement was signed in January 2004 under which Vcon is to allot ordinary shares to a third party in consideration for $10 million. Upon the conclusion of the transaction (which is subject to due diligence and receipt of approvals from third parties), EUN will hold 10% of the ownership rights and control in Vcon (17% on fully diluted basis).

               Due to the continued gap between the book value of EUN's investment in Vcon shares and the market value of the shares, a provision was included in 2003 for a decrease of [euro]0.8 million (NIS 4.0 million) in the value of thE investment.

               The value of EUN's holdings in Vcon shares as of December 31, 2003, based on the price of the shares on the French stock exchange, stands at [euro]1.9 million, and their adjusted value in EUN's books as of that date is [euro]2.0 million (NIS 11.3 million).

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

     A.   COMPOSITION AND ACTIVITY (CONT.):

          (5)  COMPOSITION (CONT.):

               (ii) Shares entitling 16% of the capital and voting rights that was realized in November 2003 - see Note 18J.

               (iii) Loans to companies engaged in the biotechnology field, in a total amount of NIS 1.2 million, linked to the US dollar, bearing prevailing market interest rates and convertible into shares of the borrowing companies, upon the fulfillment of certain conditions, as defined in the agreements. The financial statements include an allowance for doubtful accounts for the entire loan balance.

                                                                           COMPANY
                                                           ---------------------------------------
                                                                          DECEMBER 31
                                                           ---------------------------------------
                                                               2003          2003          2002
                                                           -----------    ----------    ----------
                                                           CONVENIENCE
                                                           TRANSLATION
                                                           -----------
                                                             US$'000         (IN THOUSAND NIS)
                                                           -----------    ------------------------
          CONSOLIDATED COMPANIES:

          Shares                                               229,251     1,003,903     1,116,322
          Company's shares held by a consolidated company       (9,201)      (40,291)      (40,291)
                                                            ----------    ----------    ----------
          TOTAL SHARES                                         220,050       963,612     1,076,031
          Loans (see Item B.(5) below)                          77,550       339,985       323,141
                                                            ----------    ----------    ----------
                                                               297,600     1,303,597     1,399,172
                                                            ==========    ==========    ==========

          THE INVESTMENT ACTIVITY DURING 2003 IS AS FOLLOWS:

                                                                     (IN THOUSAND NIS)
                                                                     ----------------
          BALANCE AT THE BEGINNING OF THE YEAR                           1,076,031

          ACTIVITY DURING THE YEAR:
          Share in losses                                                  (81,143)
          Adjustment arising from translation of autonomous investees
            financial statements                                           (31,276)
                                                                        ----------
          BALANCE AT THE END OF THE YEAR                                   963,612
                                                                        ==========

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

     B.   ADDITIONAL INFORMATION CONCERNING INVESTMENT IN INVESTEE COMPANIES

          (1)  ELSCINT LTD.

               In December 2001, Elscint issued 802,500 ordinary shares (out of a total of 850,000 shares approved in a meeting of the Elscint shareholders) to employees and directors of Elscint and to employees of companies in the Europe Israel Group that provide services to Elscint (the "Offerees"). Of this number, 365,000 shares were allocated to directors in Elscint (of which 175,000 shares were allocated to Offerees also serving as members of the Company's Board of Directors). As of December 31, 2003, 721,500 of these shares were outstanding.

               The terms of issue of these shares (vesting period and conditions, method of setting the consideration, loans to finance the consideration, terms of the loan - interest rate, repayment times and collateral, tax liability and eligibility for dividends, as well as listing of the shares in the US) are identical to those of the share issue made by the Company (see note 17.B below).

               In December 2003, an additional plan was approved for the allocation of up to 116,000 warrants to directors and officers in Elscint. Out of this quantity, 50,000 warrants were issued at no consideration, according to the provisions of section 102 of the Income Tax Ordinance (capital track). The exercise price is equivalent to the average price of Elscint's share over the 30 trading days preceding the issue date. The warrants will vest in the course of 2004 and 2005 (50% in each year).

               As of December 31, 2003, the rights to 580,667 shares were vested, while the remainder - 140,833 shares - will vest in 2004. If by the end of the vesting period all the Offerees' rights will have been exercised into shares, the Company's holdings in Elscint could be diluted to 59%. The total loss that could accrue to the Company from such a dilution amounts to NIS 12.8 million.

               In October 2002, Elscint paid its shareholders a dividend for a total of $19.3 million (reflecting a per-share amount of $1.1).

               In November 2003, the Board of Directors of Elscint resolved to approve a plan for the self-acquisition of its shares, effective from December 1, 2003 to December 31, 2004, for a sum of up to $3 million.

               Elscint's shares are traded on the New York Stock Exchange ("NYSE"). The value of the Company's holdings in Elscint shares, based on their price as of December 31, 2003, is NIS 209 million. Their adjusted price in the Company's books as of that date is NIS 479 million (gross, before deducting the cost of the Company's shares held by Elscint).

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

     B.   ADDITIONAL INFORMATION CONCERNING INVESTMENT IN INVESTEE COMPANIES

          (2)  INSIGHTEC GUIDED TREATMENT SIMULATION LTD. ("INSIGHTEC")

               A. Insightec is engaged in the development and manufacture of noninvasive means for the treatment of blood vessel tumors (benign and malignant) and the localized injection of medication, and the development of decision support systems for operating rooms and trauma units.

               B. In 2003, GE exercised an option that was granted to it for the acquisition of an additional 5% of Insightec's capital, in consideration for $3 million. Following the exercise of the option, GE holds 19% of Insightec's shares. The agreement with GE for the acquisition of the shares (in December 2001) set several limitations on the performance of certain material transactions or activities outside the normal course, without receiving GE's prior approval.

               C.   CONVERTIBLE SECURITIES - OPTION PLANS

                    (1)  Insightec has an employee share option plan (from
                         1999), under which 2,500 thousand shares were issued to a trustee. These shares are to be released to the employees upon the vesting of the options, at an exercise price of NIS 0.01 per share. Out of this quantity, 2,189 thousand shares were issued up to December 31, 2003. Out of the shares issued, the rights to 1,462 thousand were vested as of that date. 673 thousand shares were converted into the same number of shares in a new plan (from 2003) - see below. The exercise period was set at 7 years from the issue date. As to the shares held by the trustee that were still not allocated to employees, the general meeting of Insightec approved their allocation under two additional share option plans - see paragraphs (2) and
                         (4) below.

                    (2) Insightec approved another employee share option plan in 2003. Under the plan, 1,484 thousand shares were issued to a trustee and they are to be released to employees of Insightec and/or employees of related companies upon the vesting of the options. Each of the options is exercisable into one ordinary share of Insightec, at an exercise price of NIS 0.01 per warrant. Out of this quantity, 928 thousand options were issued up to December 31, 2003. The options will vest mainly by the end of 2005. The exercise period was set at 7 years from the issue date.

                    (3) Insightec adopted in 2003 a share option plan for service providers, under which up to 300 thousand options each convertible into one ordinary share of Insightec are to be issued to service providers. The exercise price for each participant will be set in the notice of allotment of the options to that participant. The notice of allotment will also set out the vesting terms for the options of each participant. The exercise period for each option will terminate at the end of 7 years from the date specified in the notice of allotment.

                         In 2003, the Audit Committee and the Plenum of the Board of Directors of the Company adopted resolutions to approve an allotment of 250 thousand warrants of Insightec (out of this plan), without consideration, to the Chairman of the Board of the Company (its controlling shareholder), at an exercise price of $5.5 per warrant. The allotment is subject to approval at the meeting of the Company's shareholders.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

     B.   ADDITIONAL INFORMATION CONCERNING INVESTMENT IN INVESTEE COMPANIES

          (2)  INSIGHTEC GUIDED TREATMENT SIMULATION LTD. ("INSIGHTEC") (CONT.)

               C.   CONVERTIBLE SECURITIES - OPTION PLANS (CONT.)

                    (4) In the framework of these plans, directors of Insightec were issued 350 thousand options convertible into ordinary shares of Insightec, at an exercise price of $3.33 per warrant. Out of this number, 150 thousand options were issued to directors of Insightec who are also directors of the Company. The options will vest mainly up to the end of 2005 and will expire at the end of 7 years from the issue date. The allotment was approved by the meeting of the Company's shareholders.

               D. Taking into account the exercise of all the convertible securities of Insightec in circulation, as of December 31, 2003, the Company's holding rate in Insightec decreased to 54%.

               E. In March 2004 Insightec and its shareholders signed an agreement with a group of private investors, under which the group is to invest in Insightec $3 million in consideration for 2.7% of the equity and voting rights in Insightec (on fully diluted basis). The agreement grants EUN warrants exercisable during 3 years into 6.5% of the equity and voting rights in Insightec, in consideration for $7.1 million (which was provided by the Company to Insightec by way of loans and guarantees).

          (3)  COMPANIES IN PLAZA CENTERS (EUROPE) B.V. ("P.C.") GROUP

               (A) PC holds 50% of the ownership rights and control as well as the right to appoint directors in Sadyba Centre S.A. ("Sadyba"), which holds and operates a commercial center in Warsaw, Poland. PC was granted a call option, exercisable up to May 31, 2004, to compel the partner shareholder in Sadyba to sell it its shares in Sadyba, in consideration for $19.5 million. Exercise of the option is conditioned, in any event, on the signing of an agreement for the purchase of the land (at present - lease rights), on the receipt of long-term financing from a bank, and on the signature of a detailed purchase agreement.

               (B) In April 2003, a subsidiary acquired the ownership rights in an overseas corporation that specializes and is engaged (through a company controlled by it) in the operation of entertainment and leisure facilities. The corporation's operations are concentrated in commercial centers owned by the Group in Poland (the "Project Companies"). The acquisition was made at a price of [euro]4.2 million. Goodwill recognized upon acquisition (attributed primarily to operating rights in entertainment and commercial centers already in operation), amounting to [euro]2.7 million, is included under other assets and will be amortized over the estimated benefit period (5 years). A sum of [euro]0.9 million, attributed primarily to the cost of terminating the contract for the grant of operating rights in entertainment and commercial centers not yet in operation, is charged directly to other expenses in the statement of income.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

     B.   ADDITIONAL INFORMATION CONCERNING INVESTMENT IN INVESTEE COMPANIES

          (4)  COMPANIES IN BEA HOTELS N.V. ("B.H.") GROUP

               (A) Thirty-five percent of the share capital of SHH (the company holding the ownership interest in the Shaw Hotel in London) is held by B.H., 35% is held by the Red Sea Hotels Group, and the balance (30%) by another corporation (the "Shareholders"). The Shareholders and the companies controlled by them are bound by an agreement that sets forth, among other things, the terms of holding SHH shares (including voting rights and the right to appoint directors).

                    Through March 31, 2003, the management company held an option to receive shares amounting to 10% of the share capital of SHH (5% each from the holdings of B.H. and of a company from the Red Sea Hotels Group), in consideration for its participation in 10% of all the Shareholders' investments (10% of all shareholder loans (principal) plus interest at a rate of 8% per annum) up to the date of exercise the option. The parties reached an agreement regarding the expiry of the option on March 31, 2003. Concurrently, the parties established a mechanism according to which the management company is entitled to 10% of the "excess available funds" over the amount of its required investment in SHH. The management company will be entitled to receive the full beneficial rights relating to 10% of the rights deriving from all of the issued and paid-up shares of SHH, to be held on its behalf, jointly, by B.H. and by a company from the Red Sea Hotels Group. The legal rights as well as the voting rights in the shares will be retained by the registered shareholders. As a result, the Company's effective holding rate in SHH has decreased to 30%. The management company is entitled at any time to request the conversion of its beneficial rights into shares with identical rights to those held by the registered shareholders, subject to the investment of its proportion in SHH, the consent of the rest of the SHH shareholders and the consent of the banks financing the hotel.

                    The management company is vested, in addition, with ownership rights at a rate of 5%-10% (excluding voting rights) in several corporations, which are held by B.H. jointly with a company from the Red Sea Hotels Group.

               (B) B.H. holds through a wholly owned and controlled company incorporated in Romania ("Domino") - 70% of SC Bucuresti Turism S.A. ("Bucuresti"). Bucuresti owns a complex including a hotel, an apartment hotel, commercial areas and a restaurant, situated in the center of Bucharest, Romania ("the Bucuresti Complex"). Bucuresti was purchased through a privatization tender published by the State Ownership Fund of the Romanian government ("SOF"). The tender procedure was approved by a decision of the Supreme Court of Romania. The cost of the acquisition of the rights in the complex (including related costs of the purchase) totaled NIS 187 million.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

     B.   ADDITIONAL INFORMATION CONCERNING INVESTMENT IN INVESTEE COMPANIES

          (4)  COMPANIES IN BEA HOTELS N.V. ("B.H.") GROUP (CONT.)

               (B)  (CONT.)

                    The acquisition of the rights in Bucuresti was carried out within the framework of a memorandum of understanding ("MOU") for the establishment of a joint venture in which 80% of the rights were to be held by B.H. and 20% of the rights by an unrelated third party ("Third Party Shareholder"). Based on the terms of the MOU, B.H. is entitled to receive 100% of Domino's profits to be distributed as dividends up to an aggregate amount of U.S.$ 2 million. Income above this amount will be distributed according to the ratio of holdings (80%: 20%). In addition, B.H. has a Put Option to demand that the Third Party Shareholder increase its percentage shareholding (in accordance with the cost of the full investment) from 20% up to 50% for the period and on the conditions as will be agreed between the parties. The parties undertook to finance the renovation of the hotel, should this be required. Should one of the parties not provide the financing in proportion to its share, its holdings will be diluted based on the mechanism to be agreed.

                    As a result of a breach of agreements and commitments by the Third Party Shareholder B.H. announced the cancellation of all of the agreements and concurrently B.H. and its subsidiary filed a suit against the Third Party shareholder for all damages caused to them due to the latter's breach of contracts and commitments. Prior to filing the claim, B.H. withheld the shares of the Third Party Shareholder in BHEE as security for compliance by the Third Party Shareholder with its obligations. As a result of the cancellation of agreements and the filing of the lawsuit, the Company believes, based on advice of its legal counsel, it is not required to transfer the withheld shares, so that formally B.H. is, therefore, on the issuance date of the financial statements, the owner of 100% of the capital and voting rights (indirectly) in Domino. B.H.'s formal percent holding in Domino does not have an effect on the results of operations of B.H. for the reported periods and/or on the amount of its shareholders' equity as at December 31, 2003.

                    BH filed a monetary claim against the Third Party Shareholders for noncompliance with the indemnity conditions, in the framework of which attachments were imposed on the Third Party assets. In February 2003, the Third Party Shareholders filed a statement of defense against the suit. The dispute between the parties was referred, by consent, to a mediation proceeding, which had still not concluded on the date of the financial statements approval.

                    For information concerning legal actions filed in connection with the purchase and ownership of Bucuresti's shares, and the real estate owned by it - See Note 16(B)(4).

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                    Bucuresti shares are traded on the Romanian stock exchange. The value of B.H.'s holdings in Bucuresti shares, based on the price of a Bucuresti share as of December 31, 2003, amounts to NIS 24.3 million, and their book value as of that date amount to NIS 187 million.

               (5)  LOANS

                    Mostly euro-linked loans, bear Euribor+1.5% interest (as of December 31, 2003 - 4.0%). The maturity dates have still not been set.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

     C. THE FOLLOWING IS SUMMARIZED DATA OUTLINING THE GROUP'S SHARE IN ITEMS OF THE PROPORTIONATELY CONSOLIDATED SUBSIDIARIES' FINANCIAL STATEMENTS.

          AT DECEMBER 31, 2003 AND FOR THE YEAR THEN ENDED:

                                                 PROPORTIONATELY CONSOLIDATED SUBSIDIARIES
                                               --------------------------------------------
                                                  50%        33.3%        30%       TOTAL
                                               --------    --------    --------    --------
                                                             (IN THOUSAND NIS)
                                               --------------------------------------------
          Current assets                         38,127         466       4,349      42,942
          Fixed assets and other assets         837,567       3,851     113,736     955,154
          Deposits and long-term receivables      2,479         747       5,388       8,614
          Current liabilities                  (268,195)       (311)     (2,892)   (271,398)
          Long-term liabilities                (261,321)     (4,275)   (142,826)   (408,422)
                                               --------    --------    --------    --------
                                                348,657         478     (22,245)    326,890
                                               ========    ========    ========    ========

          Group companies' liabilities          312,113      10,579     (14,049)    308,643
          Shareholders' equity (deficiency)      36,544     (10,101)     (8,196)     18,247
                                                348,657         478     (22,245)    326,890
                                               --------    --------    --------    --------
          Revenues                              138,630       1,783      13,578     153,991
                                               ========    ========    ========    ========

          Gross profit                           53,165         538       9,246      62,949
                                               ========    ========    ========    ========

          Operating income                       19,843         228       8,980      29,051
                                               ========    ========    ========    ========

          Net income (loss)                          12          64       4,330       4,406
                                               ========    ========    ========    ========

          AT DECEMBER 31, 2002 AND FOR THE YEAR THEN ENDED:

                                                PROPORTIONATELY CONSOLIDATED SUBSIDIARIES
                                               --------------------------------------------
                                                50%(*)      33.3%        35%        TOTAL
                                               --------    --------    --------    --------
                                                            (IN THOUSAND NIS)
                                               --------------------------------------------
          Current assets                         25,098         328       6,086      31,512
          Fixed assets and other assets         685,566       3,327     121,203     810,096
          Deposits and long-term receivables      2,067         784        --         2,851
          Current liabilities                  (123,896)       (230)    (10,049)   (134,175)
          Long-term liabilities                (307,180)     (3,436)    (59,038)   (369,654)
                                               --------    --------    --------    --------
                                                281,655         773      58,202     340,630
                                               ========    ========    ========    ========

          Group companies' liabilities          275,936       9,045      72,441     357,422
          Shareholders' equity (deficiency)       5,719      (8,272)    (14,239)    (16,792)
                                               --------    --------    --------    --------
                                                281,655         773      58,202     340,630
                                               ========    ========    ========    ========

          Revenues                              123,548       1,628      25,355     150,531
                                               ========    ========    ========    ========

          Gross profit                           46,051         508       8,965      55,524
                                               ========    ========    ========    ========

          Operating income (loss)                12,435         234       1,112      13,781
                                               ========    ========    ========    ========

          Net income (loss)                      (8,733)      4,544        (383)     (4,572)
                                               ========    ========    ========    ========

          (*)  Reclassified

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 9 - HOTELS, COMMERCIAL CENTERS AND OTHER FIXED ASSETS, NET

     A.   COMPOSITION - CONSOLIDATED:

                                                                    DECEMBER 31
                                              --------------------------------------------------------
                                                                        2003
                                              --------------------------------------------------------
                                                                    REAL ESTATE
                                              ----------------------------------------------------------------
                                                         HOTELS                       COMMERCIAL CENTERS
                                              -----------------------------       ----------------------------
                                                                   UNDER                             UNDER
                                                                   CONST-                            CONST-
                                                ACTIVE           RUCTION(*)       ACTIVE(*)        RUCTION(*)
                                              ------------       ----------       ----------        ----------
                                                                 (IN THOUSAND NIS)
                                              ----------------------------------------------------------------
COST
Balance - January 1 (*)                       (2)1,118,018          160,341        2,364,530           665,509
Additions in respect of initially
 consolidated subsidiaries                         (20,451)            --                786            11,155
Adjustments from translation of foreign
  subsidiaries' financial statements               130,760           11,615          144,440            25,191
Additions during the year                        (3)76,522           95,539           16,677           255,637
Commercial centers whose construction
  ended during the year                               --               --            641,722          (641,722)
Hotel closed for renovations (1)                  (181,262)         181,262             --                --
Land whose ultimate designation is not
determined                                            --               --               --             (75,350)
Current dispositions                                (7,499)            --             (8,272)             --
                                                ----------       ----------       ----------        ----------
Balance - December 31                            1,116,088          448,757        3,159,883           240,420
                                                ----------       ----------       ----------        ----------

ACCUMULATED DEPRECIATION:
Balance - January 1 (*)                            153,888             --            171,520              --
Additions in respect of initially
 consolidated subsidiaries                          (1,946)            --               --                --
Additions during the year                           30,240             --             78,170              --
Adjustments from translation of foreign
  subsidiaries' financial statements                19,163             --             11,332              --
Hotel closed for renovations (1)                   (37,896)          37,896             --                --
Current dispositions                                (5,006)            --               --                --
                                                ----------       ----------       ----------        ----------
Balance - December 31                              158,443           37,896          261,022              --
                                                ----------       ----------       ----------        ----------

Payments on account of fixed assets                   --               --               --               7,060
                                                ----------       ----------       ----------        ----------
Provision for impairment of
 investments and assets (See c. below)              41,824             --             44,234              --
                                                ----------       ----------       ----------        ----------

NET BOOK VALUE:
   December 31, 2003                               915,821          410,861        2,854,627           247,480
                                                ==========       ==========       ==========        ==========
   December 31, 2002                               941,414          164,674        2,221,991           673,295
                                                ==========       ==========       ==========        ==========

                                                                    DECEMBER 31
                                            ------------------------------------------------------------------
                                                                       2003                           2002
                                            ----------------------------------------------------   ----------
                                                            OTHER
                                                            FIXED                    CONVENIENCE
                                            OTHER(*)(4)     ASSETS        TOTAL      TRANSLATION      TOTAL
                                            ----------    ----------    ----------   -----------    ----------
                                                     (IN THOUSAND NIS)                 US$'000       NIS'000
                                            --------------------------------------    ----------    ----------
COST
Balance - January 1 (*)                        134,753        62,821     4,505,972     1,028,996     3,021,429
Additions in respect of initially
 consolidated subsidiaries                     (10,723)         --         (19,233)       (4,392)      508,283
Adjustments from translation of foreign
  subsidiaries' financial statements            (3,217)        3,612       312,401        71,341       654,227
Additions during the year                          913         3,513       448,801       102,489       310,852
Commercial centers whose construction
  ended during the year                           --            --            --            --            --
Hotel closed for renovations (1)                  --            --            --            --            --
Land whose ultimate designation is not
determined                                      75,350          --            --            --            --
Current dispositions                           (12,195)       (7,046)      (35,012)       (7,995)      (27,753)
                                            ----------    ----------    ----------    ----------    ----------
Balance - December 31                          184,881        62,900     5,212,929     1,190,439     4,467,038
                                            ----------    ----------    ----------    ----------    ----------

ACCUMULATED DEPRECIATION:
Balance - January 1 (*)                          6,867        18,574       350,849        80,121       178,760
Additions in respect of initially
 consolidated subsidiaries                        (365)         --          (2,311)         (528)         --
Additions during the year                        3,757         6,570       118,737        27,115       101,228
Adjustments from translation of foreign
  subsidiaries' financial statements            (2,376)        1,194        29,313         6,694        34,951
Hotel closed for renovations (1)                  --            --            --            --            --
Current dispositions                              --          (3,754)       (8,760)       (2,000)       (3,264)
                                            ----------    ----------    ----------    ----------    ----------
Balance - December 31                            7,883        22,584       487,828       111,402       311,675
                                            ----------    ----------    ----------    ----------    ----------

Payments on account of fixed assets               --            --           7,060         1,612         6,139
                                            ----------    ----------    ----------    ----------    ----------
Provision for impairment of
 investments and assets (See c. below)          13,976         2,452       102,486        23,404        70,566
                                            ----------    ----------    ----------    ----------    ----------

NET BOOK VALUE:
   December 31, 2003                           163,022        37,864     4,629,675     1,057,245
                                            ==========    ==========    ==========    ==========
   December 31, 2002                            45,319        44,243                                4,090,936
                                             ==========    ==========                               ==========

(*)  Reclassified.
------------------

(1)  As at December 31, 2003, renovation has not yet begun.

(2)  Includes a hotel in London leased for 25 years.

(3) Mainly an investment in the construction of an entertainment center in the hotel complex in Belgium.

(4)  Land - ultimate designation not determined.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 9 - HOTELS, COMMERCIAL CENTERS AND OTHER FIXED ASSETS, NET (CONT.)

         A.   COMPOSITION - CONSOLIDATED (CONT.):

              THE FIXED ASSETS INCLUDE:

                                                                       ACCUMULATED DEPRECIATION
                                                        ---------------------------------------------------
                                                        CONVENIENCE
                                                        TRANSLATION
                                                        -----------
                                                                             DECEMBER 31
                                                        ---------------------------------------------------
                                                                 2003            2003            2002
                                                             -----------    -------------    ------------
                                                               US$'000             (IN THOUSAND NIS)
                                                             -----------    -------------------------------
              Financial expenses capitalized to the
                 cost of the buildings                         30,499           133,556         141,083
                                                             ===========    =============    ============

          B.   COMPOSITION OF LAND, CLASSIFIED BETWEEN OWNERSHIP AND LEASING
               RIGHTS:

                                                                         CONSOLIDATED
                                    -----------------------------------------------------------------------------------------
                                                                       DECEMBER 31, 2003
                                    -----------------------------------------------------------------------------------------
                                            HOTELS              COMMERCIAL CENTERS
                                    ----------------------    -----------------------
                                                   UNDER                   UNDER
                                                   CONST-                  CONST-                                  CONVENIENCE
                                    ACTIVE        RUCTION       ACTIVE    RUCTION      OTHERS       TOTAL          TRANSLATION
                                    ------        -------       ------    -------      ------       -----          -----------
                                                                (IN THOUSAND NIS)                                    US$'000
                                    -------------------------------------------------------------------------   --------------
              Freehold land (1)       809,175      164,669       2,049,594   (8)228,319      160,892   3,412,649      779,313
              Leasehold land:
                Capitalized        (2) 25,203            -    (7)  628,765   (6) 12,101   (9)  2,130     668,199      152,590
                Uncapitalized      (3) 81,443  (4) 246,192    (5)  176,268            -            -     503,903      115,071
                                   ----------  -----------    ------------   ----------   ----------   ---------    ---------
                                      915,821      410,861       2,854,627      240,420      163,022   4,584,751    1,046,974
              Payments on
                account of
                fixed assets                -            -              -         7,060            -       7,060        1,612
                                   ----------  -----------    ------------   ----------   ----------   ---------    ----------
                                      915,821      410,861       2,854,627      247,480       37,228   4,591,811    1,048,586
                                   ==========  ===========    ============   ==========   ==========   =========    ===========

(1) The rights are mostly recorded in the name of subsidiaries, which own the rights in the land.

(2) The leasing rights, on which the Utrecht Park Plaza Hotel is situated (capitalized for a 50-year period until 2036), were acquired from the municipality of Utrecht. The execution of any change in the use of the land or the demolition of a building thereon requires approval from the municipality. The lessee cannot terminate the leasing rights. The municipality may terminate the leasing rights, only if it determines that the land is required for public needs or if a court rules that the lessee did not fulfill its undertakings under the terms of the lease.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 9 - HOTELS, COMMERCIAL CENTERS AND OTHER FIXED ASSETS, NET (CONT.)

          B. COMPOSITION OF LAND, CLASSIFIED BETWEEN OWNERSHIP AND LEASING RIGHTS (CONT.):

                     (3) The sub-lease rights, on which the Sherlock Holmes Park Plaza Hotel is situated, are for a period of 99 years (until 2095), in exchange for a fixed amount for each year. The annual rent payments for the years ending in 2004, 2005 and 2006 are (pound) 475 thousand, (pound) 550 thousand and (pound) 650 thousand respectively. The rent payments will be adjusted every five years on the basis of "open market value". The company holding the property has the option to terminate the lease at year 2059 with an early notice of 2.5 years.

                            A Red Sea Group company ("guarantor") guaranteed fulfillment of all undertakings of the lessee as if it was a party to the agreement. The guarantee contains a provision, by which, in the event the guarantee is exercised, the land-owners may require the guarantor to assume the lessee position as a lessee. Two documents were signed between the guarantor and B.H., which establish the indemnification procedures amongst them, in relation to the said guarantee.

                     (4) The leasehold rights, on which the Riverbank Park Plaza Hotel is located, are for a period of 125 years (commencing 2000), in exchange for (pound) 500 thousand per annum, adjusted each five years based on the CPI in England. Several previous rights exist on this property, as well as benefit-links of various authorities, contingent upon which the leasing of the property had been carried out; Based on the framework agreement, the lessee is not allowed to assign his rights to a third party without the lessor's consent; In any event of breach of contract by the lessee, the lessor would have the right to forfeit the property in accordance with the terms stipulated in the agreement.

                     (5) The lease rights in respect of land on which a commercial center is built in Warsaw, Poland (Sadyba), at a depreciated cost of NIS 86.6 million, are for a period of 25 years (ending in 2020), in consideration for an annual leasing fee [euro]235 thousand (NIS 1,300 thousand). The Company is negotiating the acquisition of ownership rights in the land, in consideration for $9.5 million.

                            The lease rights in respect of land on which a commercial center is built in Poland (Ruda Slaska), at a depreciated cost of NIS 89.6 million, are by way of a perpetual usufruct, in consideration for an annual leasing fee of PLN 500 thousand (NIS 585 thousand).

                     (6) The lease rights in respect of land on which commercial centers are being constructed in Lublin (Poland) and in Pilsen (Czech Republic) are for a period of 99 years, in consideration for an annual leasing fee of [euro]65 thousand (NIS 360 thousand).

                     (7) The lease rights in respect of an entertainment and commercial center in Israel are for a period of 49 years with an option for a further 49 years. The option period will expire in 2086, subject to the lessee's compliance with the terms of the lease. The center commenced operations in June 2003.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 9 - HOTELS, COMMERCIAL CENTERS AND OTHER FIXED ASSETS, NET (CONT.)

          B. COMPOSITION OF LAND, CLASSIFIED BETWEEN OWNERSHIP AND LEASING RIGHTS (CONT.):

                     (8) A company purchasing land that was zoned for the construction of a commercial center is generally entitled to cancel the precontract for the purchase of the land, if the purchase authorization and/or UBP approval and/or building permit is not received within the times stipulated therein.

                            A final purchase agreement has still not been signed and building permits have still not been received for projects in which the investment as of December 31, 2003 totals [euro]2.1 million (NIS 12.0 million). The registration of the rights in these projects has still not been carried out/completed, since not all the conditions established for registering these rights have been fulfilled.

                            Amounts paid, in addition, in a certain project on account of the purchase of the land (including the provision of guarantees), amounting as of December 31, 2003 to [euro]1.3 million (NIS 7.1 million), will not be returned to the Project Companies even if building permits are not received (see also Note 16 A.(7) below). PC's management estimates that there is no impediment, at this stage, to receiving such permits.

                     (9) Elscint holds long-term lease rights in land in the vicinity of Maalot in the Galilee. In the framework of development agreements with the local authorities and with the Israel Land Administration, Elscint undertook to invest up to NIS 9.2 million in long-term leasehold fees and for the development of infrastructure for the land. Until December 31, 2003, Elscint made such investments in the amount of NIS 8.8 million.

                            As a result of the economic situation and in view of the state of the tourism industry in particular, implementation of the project has been delayed. Elscint's management estimates that the net amortized book value of the investment as of December 31, 2003 is not lower than its fair value.

         C.   IMPAIRMENT OF LONG-LIVED ASSETS:

                     (1) Repeated delays in the execution of infrastructure works by the Belgian authorities in the vicinity of the hotel owned by a Belgian investee, which are beyond its control, are having an adverse effect on its activity. In light of these delays as well as the planned organizational and operational restructuring of the hotel, Elscint deemed it necessary to reexamine the adjusted value of its investment in the hotel. As a result of this examination, Elscint included in its financial statements a provision for the adjustment of its investment on the basis of its fair value, the Company's share in which amounts to NIS 5.4 million. The fair value of the investment was determined by the Company based, among other things, on fair value valuations.

                     (2) The group companies examine from time to time whether the economic potential of rental areas in the commercial and entertainment center has been fully optimized, and accordingly make changes in the character and/or classification and/or design of rental and/or self-operated areas. These changes replace investments that were made during the course of construction of the center and/or shortly after the start of its operation. In view of the changes that are being implemented in or planned, the Company deemed it necessary to reexamine the economic value of some past investments in the commercial and entertainment center. As a result of that examination, the project companies included in their 2003 financial statements a provision (net after tax), the Company's share in which amounts to NIS 7.7 million.

              D.   ANNUAL DEPRECIATION RATES - see Note 2H above.

              E.   LIENS - see Note 16D below.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 10 -     OTHER ASSETS AND DEFERRED EXPENSES

              A.   COMPOSITION - CONSOLIDATED

                                                                               CONSOLIDATED
                                                              -------------------------------------------
                                                                                DECEMBER 31
                                                              -------------------------------------------
                                                                     2003           2003           2002
                                                                --------------  -------------   ---------
                                                                 CONVENIENCE
                                                                 TRANSLATION
                                                              ----------------
                                                                   US$'000          (IN THOUSAND NIS)
                                                              ----------------  -------------------------
                     COST
                     Acquired know-how                           6,270            27,455        28,984
                     Pre-opening expenses                        3,431            15,023        13,373
                     Operating rights                            4,801            21,026             -
                     Expenses for obtaining loans                9,617            42,114        26,687
                     Project-development costs                     897             3,929         6,448
                     Cost of obtaining long-term leases          6,081            26,626        21,529
                     Cost of long-term service contract            749             3,281         3,461
                                                            -----------         ---------    ----------
                                                                31,846           139,454       100,482
                                                            -----------         ---------    ----------
                     ACCUMULATED AMORTIZATION
                     Acquired know-how                           3,134            13,722        11,591
                     Pre-opening expenses                        2,359            10,328         6,854
                     Operating rights                            2,485            10,884             -
                     Expenses for obtaining loans                1,496             6,550         3,820
                     Cost of obtaining long-term leases          2,687            11,768         5,193
                     Cost of long-term service contract             92               404             -
                                                            -----------         ---------    -----------
                                                                12,253            53,656        27,458
                                                            -----------         ---------    -----------
                     NET BOOK VALUE                             19,593            85,798        73,024
                                                            ===========         =========    ===========

              B.   DEPRECIATION RATES - see Note 2I. above.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11 -     SHORT-TERM CREDIT

              A.   COMPOSITION

                                                                            CONSOLIDATED                        COMPANY
                                                                 -----------------------------------     ---------------------
                                                                                            DECEMBER 31
                                                                 -------------------------------------------------------------
                                                                   2003          2003         2002         2003          2002
                                                                 ---------    ----------   ----------   ----------    ---------
                                                INTEREST        CONVENIENCE
                                                  RATE          TRANSLATION
                                             --------------   ----------------
                                                    %             US$'000                     (IN THOUSAND NIS)
                                             --------------   ----------------    --------------------------------------------
                     Short-term bank
                      loans:
                         US dollars (1)     Libor+ 1.50-3.35     82,430       360,964      1,071,450     148,543       728,745
                         Euro               Euribor+             20,187        88,398        247,443           -             -
                                            2.00-2.85
                         Pounds sterling    Libor+ 2.85           8,877        38,875        146,094           -             -
                         NIS                Prime+ 1.00           4,382        19,190         18,962           -         8,196
                                                               ---------     ---------    -----------   ---------     ---------
                                                                115,876       507,427      1,483,949     148,543       736,941

                     Current
                      maturities (2)                             93,715       410,382        148,750      82,037        51,297
                                                               ---------     ---------    -----------   ---------     ----------
                                                                209,591       917,809      1,632,699     230,580       788,238
                                                               =========     =========    ===========   =========     ==========

     (1) The balance includes loans for NIS 70 million which Elscint received from an Israeli bank, as part of the total credit line (see Note 13E. below).

          In 2003 the Company repaid loans totaling $75 million (NIS 328 million) out of deposits serving as security for these loans.

     (2)  For two long-terms bank loans totaling (as of December 31, 2003) NIS
          203.0 million, received by consolidated companies of Elscint to finance the construction and operating of overseas hotels, several financial and operational criteria were set for the duration of the loan period (see Note 16D.(3)a. below). As of December 31, 2003, one operating criterion had still not been fulfilled in relation to each of the loans, which, in the management's opinion, does not interfere with the regular servicing of the debt (principal plus interest) to the bank. The parties to the loan agreements are conforming to the payment times specified in the long-term amortization schedule. Managements of the borrowing companies estimate that they will soon also comply with this operational criterion, and in any event, based on past experience, the banks will not call in these loans immediately due to this temporary breach. The managements therefore believe that these are in substance, long-term. Notwithstanding the above, they have been included under current liabilities.

              B.   LIENS - see Note 16D.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 12 -     PAYABLES AND OTHER CURRENT LIABILITIES

                                                                     CONSOLIDATED                           COMPANY
                                                       ----------------------------------------     ------------------------
                                                                                    DECEMBER 31
                                                       ---------------------------------------------------------------------
                                                          2003            2003        2002 (*)         2003          2002
                                                       ----------     ------------  -----------     ----------    -----------
                                                       CONVENIENCE
                                                       TRANSLATION
                                                       -----------
                                                         US$'000                         (IN THOUSAND NIS)
                                                       -----------     ------------------------------------------------------
                Deferred revenues due to
                  decrease in percentage
                  holding in development stage
                  company                                    -                -         11,940            -              -
                Government agencies                      4,645           20,339         21,476          327            327
                Wages and fringe benefits                4,426           19,380         17,536        3,388          3,697
                Payables in respect of
                  currency transactions                    958            4,195          5,116        4,195          5,116
                Accrued interest payable                 1,591            6,965          6,575            -              -
                Liabilities for the acquisition
                  of shares in subsidiaries
                  (Note 17C)                             4,369           19,132              -       19,132              -
                Deferred income                          2,804           12,278          4,416            -              -
                CC Group companies                           -                -              -            -          1,138
                Deferred taxes                           1,875            8,212         11,444        5,975      (*) 9,805
                Accrued expenses and
                  commissions and others                18,616           81,525         72,600       12,257     (*) 11,464
                                                       --------        ---------      ---------     --------    -----------
                                                        39,284          172,026        151,103       45,274         31,547
                                                       ========        =========      =========     ========    ===========

              (*)  Reclassified.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13 -     LONG-TERM LOANS AND LIABILITIES

              A.   COMPONENTS

                                                                     CONSOLIDATED                           COMPANY
                                                       ----------------------------------------     ------------------------
                                                                                    DECEMBER 31
                                                       ---------------------------------------------------------------------
                                                          2003            2003         2002            2003          2002
                                                       ----------     ------------  -----------     ----------    -----------
                                                       CONVENIENCE
                                                       TRANSLATION
                                                       -----------
                                                         US$'000                         (IN THOUSAND NIS)
                                                       -----------     ------------------------------------------------------
                     LOANS -
                     From Banks and financial
                       institutions                   711,364         3,115,097      2,173,771     241,229         71,050
                                                      -------         ---------      ---------     -------         ------
                     OTHER LIABILITIES:
                     Deferred income taxes             25,385           111,163        104,418      17,926              -
                     Liability for the acquisition
                      of shares in subsidiaries
                      (Note 17C)                            -                 -         21,863           -         21,863
                     Pre-paid rent received             5,658            24,777         24,501           -              -
                     Subsidiaries                           -                 -              -      15,257         17,238
                                                      -------         ---------      ---------    --------       ---------
                                                       31,043           135,940        150,782      33,183         39,101
                                                      -------         ---------      ---------    --------       ---------
                                                      742,407         3,251,037      2,324,553     274,412        110,151

                     Less: current maturities (*)     (93,715)         (410,382)      (148,750)    (82,037)       (51,297)
                                                      -------         ---------      ---------     -------        --------
                                                      648,692         2,840,655      2,175,803     192,375         58,854
                                                      =======         =========      =========     =======        ========

                   (*)  See Note 11A.(2).

              B.   LINKAGE BASIS AND INTEREST RATES ON LOANS:

                                                                                             CONSOLIDATED
                                                                                     --------------------------
                                                           INTEREST RATES                    DECEMBER 31
                                                       ----------------------        --------------------------
                                                                                      2003               2003
                                                              AT THE                 ------             -------
                                                           BALANCE-SHEET          CONVENIENCE
                                                               DATE               TRANSLATION
                                                       ----------------------     -----------
                                                                 %                  US$'000       (IN THOUSAND NIS)
                                                       ----------------------     ------------    -----------------
                     Loans in foreign
                     currency:
                       Euro                          Euribor+ 1.35-2.85            424,512           1,858,960
                       Euro                          Euroswap+ 1.20-1.40            27,152             118,902
                       Pound sterling                Libor+ 1.40-2.85               87,961             385,186
                       Pound sterling                5.80(*)                        32,653             142,990
                       US dollar                     Libor+ 2.50-3.35              125,508             549,602
                       US dollar                     Libor+ 1.60-2.15               11,206              49,070
                       NIS                           Prime+ 1.00                     1,370               6,000
                       South African rand            Prime- 1.00                     1,002               4,387
                                                                                   -------           ---------
                                                                                   711,364           3,115,097
                                                                                   =======           =========

                   (*) The interest on this loan is hedged by Swap transaction - see Note 22B.(4).

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13 -     LONG-TERM LOANS AND LIABILITIES (CONT.)

              C.   REPAYMENT SCHEDULE:

                                                                                             CONSOLIDATED
                                                                                             DECEMBER 31,
                                                                                      2003               2003
                                                                                ---------------    -----------------
                                                                                  CONVENIENCE
                                                                                  TRANSLATION
                                                                                ---------------
                                                                                    US$'000        (IN THOUSAND NIS)
                                                                                ---------------    -----------------
                     First year - current maturities                                93,715             410,382
                     Second year                                                   133,841             586,099
                     Third year                                                     37,771             165,399
                     Fourth year                                                    34,014             148,951
                     Fifth year                                                     38,150             167,060
                     Sixth year and thereafter                                     401,800           1,759,503
                     Undetermined                                                    3,116              13,643
                                                                                  ---------         -----------
                                                                                   742,407           3,251,037
                                                                                  =========         ============

                   In 2003, Elscint repaid to the bank a loan in the amount of $ 55 million (NIS 241 million) out of the deposit it had provided as security for the aforementioned loan.

              D. In the framework of an agreement for the receipt of a long-term loan of $46 million (NIS 201 million) from a bank in Israel (for financing the construction of the entertainment and commercial center at the Herzliya Marina), which is repayable (according to the agreement) in the course of 2004, SLS undertook to comply with a number of financial and operating covenants for the duration of the loan. Should SLS fail to comply with all or any of these covenants, or upon the occurrence of certain events detailed in the agreement, the bank will be entitled to demand the immediate repayment of the loan. As of December 31, 2003, SLS was still not in compliance with some of these covenants. The bank advised SLS in writing that it would not demand the repayment of the loan before January 1, 2005.

              E. Elscint bank loans include loans from an Israeli bank totaling NIS 240 million, regarding which Elscint is obligated, among other things, to provide additional collateral in favor of the Bank to guarantee the repayment of these loans (see Note 16D(2) below). Under understandings reached between Elscint and the Bank regarding the establishment of a long-term credit line, the Bank informed the Company of its agreement in principle to schedule the loans for repayment over a period of 10 years, subject to the furnishing of additional agreed security and the signing of detailed agreements between the parties. Based on these agreements, Elscint's management estimates that, subject to the submission of those said guarantees, the loan balance will be rescheduled on a long-term basis. The bank notified Elscint in writing that, in any case, it would not demand the repayment of the loans before January 1, 2005.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13 -     LONG-TERM LOANS AND LIABILITIES (CONT.)

              F. In July 2003, the Company and EUN signed detailed loan agreements with an Israeli bank for the purpose of extending the repayment dates of loans obtained from the bank totaling $ 65 million (NIS 285 million), for a 10-year period. These loans were included as short-term liabilities in the financial statements as of December 31, 2002. The loans will be repaid (principal and interest) in 18 equal semi-annual installments, commencing on September 30, 2004. As part of the agreement, an arrangement to accelerate repayment was established as follows: (i) net amounts received by the Company and/or EUN, from public or private offerings of securities of the Company and/or its subsidiaries, as part of a business merger, as the result of the realization of assets and/or investments, or as the result of refinancing or any other receipt of capital by the Company and/or its subsidiaries, will be used first to repay the loans; (ii) net amounts received as above from the sale of the shares of PC and shares of a Project Company (by means of sale or issue to a third party) or the sale of a project that it owns (in full or part), will serve to repay part of the loans (relative to the portion sold) that were received to finance the investment in shares or projects realized, as the case may be; (iii) part of the net amounts to be received from refinancing will be used initially to repay the loans, as long as the total balance of the loans exceeds $ 40 million. Under the agreements, the Company and EUN have the right, on any date stated in the agreement, to convert the linkage currency of up to 50% of the balance of the loans to Euro.

                   For information on an agreement in principle for the sale of assets/investments which was signed subsequent to the balance sheet date, see Note 23 below.

                   Loans in the amount of $9 million (NIS 39 million), which were provided to the Company by the bank are repayable under bank approval by June 30, 2004.

              G.   LIENS - see Note 16D.


NOTE 14 -     ACCRUED SEVERANCE PAY (CONSOLIDATED)

              A.   COMPOSITION:

                                                                                      DECEMBER 31
                                                                      -----------------------------------------
                                                                           2003            2003        2002 (*)
                                                                      --------------    ----------  -----------
                                                                        CONVENIENCE
                                                                        TRANSLATION
                                                                      --------------
                                                                          US$'000          (IN THOUSAND NIS)
                                                                      ---------------  -------------------------
                     Provision for severance pay                          575             2,517        2,719
                                                                         -----            -----        -----
                     Less   -   amounts deposited in the
                                severance-pay fund                        225               984        1,359
                            -   (Europe Israel (M.M.S.) Ltd.              197               862          862
                                                                         -----            -----        -----
                                                                          422             1,846        2,221
                                                                         -----            -----        ------
                                                                          153               671          498
                                                                         =====            =====        ======

                   (*)  Reclassified.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 14 -     ACCRUED SEVERANCE PAY (CONSOLIDATED) (CONT.)

              B.  IN ISRAEL:

                  The liability of the Group companies to employees upon termination include, primarily, severance pay, termination pay and advance-notice pay. The liabilities are partially covered by current deposits to accounts on the employees' behalf at recognized pension and severance-pay funds and/or by acquiring policies from insurance companies. These deposits are not under the custody or management of the Group companies and, therefore, are not reflected in the balance sheet. The accrued severance pay included in the balance sheet represents the balance of the liability not covered by the above-mentioned deposits and/or insurance policies for which a fund is maintained (in the Company's name) at a recognized pension fund. Regarding the transfer of the amounts that were deposited in compensation funds (as security for the rights of the Chairman of the Company's Board of Directors) from EIL to the Company - see Note 19.A.(2) below. As of the financial statements approval date, balances as stated for a total of NIS 0.6 million have not been transferred in the Company's name.

              C.  ABROAD:

                  The liability of foreign subsidiaries for severance pay to their employees, pursuant to the laws of the respective countries in which those companies reside and the labor agreements in effect, is ordinarily covered by current payments to government agencies with respect to voluntary or involuntary termination of employment, as well as by regular payments to insurance companies for pension benefits and by the balance-sheet accrual.


NOTE 15 -     INCOME TAXES

              A.  COMPOSITION:

                                                                                      CONSOLIDATED
                                                               -------------------------------------------------------
                                                                                       DECEMBER 31
                                                               -------------------------------------------------------
                                                                     2003           2003           2002          2001
                                                               --------------   -----------    ------------    --------
                                                                 CONVENIENCE
                                                                 TRANSLATION
                                                               --------------
                                                                   US$'000                  (IN THOUSAND NIS)
                                                               --------------   ---------------------------------------
                     Current income taxes                         215               942         2,742          9,344
                     Deferred income taxes                     (6,755)          (29,580)        6,299         12,041
                     Taxes in respect of prior years            1,923             8,421        12,670         (7,789)
                                                               -------         ----------     --------       ---------
                                                               (4,617)          (20,217)       21,711         13,596
                                                               =======         ==========     ========       =========

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

                          B. As of January 1, 2003, statutory provisions came into force, concerning, among other things, tax reform in Israel, in connection with:

                          (1) (i) Taxation of profits of foreign resident companies regarded as Controlled Foreign Companies ("CFC"), if: (i) most of their revenues are passive, as defined by law, or most of their profits derive from passive revenues, (ii) the tax rate applying to their passive profits in their country of residence does not exceed 20%, and (iii) over 50% of the means of control in them are held, directly or indirectly, by Israeli residents. In accordance with the statutory provisions, a controlling shareholder in such companies that have unpaid profits, as defined by law, will be deemed to have received his relative proportion in these profits as a dividend (hereinafter: "deemed dividend").

                              (ii) Taxation of a dividend received in Israel,
                                   originating in profits generated or accrued outside Israel, as well as a dividend originating outside Israel.

                              A deemed dividend and/or the distribution of dividends, as stated, will be subject to a tax rate of 25%, or 36% less taxes paid abroad in respect of these profits, as the case may be.

                          (2) Taxation of an Israeli resident's profits accrued
                              or generated outside Israel (until the end of 2002, Israeli residents were taxed on such profits only if received in Israel).

                          (3) Taxation of capital gains from the realization of
                              assets at a reduced rate of 25%. The reduced rate will apply to realization of assets commencing January 1, 2003 and onwards, and will be calculated for the part of the profits relating to the period subsequent to this date up to the realization date.

                          (4) Guidance on the ability to offset losses -
                              regarding business losses, capital losses, passive losses and CFC losses.

                          C. The Company is a party to an arrangement formulated together with the Income Tax Commission in Israel, in force as of December 31, 2002, whereby the Company will pay tax at an agreed rate in respect of part of the undistributed profits of consolidated subsidiaries, incorporated and operating abroad, which accrued up to December 31, 2002, as determined between the parties (hereinafter: "the arrangement" and "determined profits"). The Company's share (on a consolidated basis) in these determined profits will be taken into account also in determining the new tax base for the Company's investments (on a consolidated basis) in consolidated subsidiaries abroad (hereinafter: "determined revaluation" and "determined assets"). According to the arrangement, no additional tax will be imposed in Israel on profits deriving from the realization of determined assets, and on dividends distributed from such profits, up to the amount of the determined revaluation. The distribution of dividends from determined profits will not be liable to further tax in Israel. A provision for tax payments that the Company is expected to be charged under the arrangement was included in the statement of operations for the years 2002 and 2003. The portion of the tax relating to capital reserves from translation differences deriving from determined profits was charged to said capital reserves.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15 -     INCOME TAXES (CONT.)

          B. TAX LAWS APPLICABLE TO THE MAJOR GROUP COMPANIES IN THEIR COUNTRY OF RESIDENCE (CONT.):

                   1)     ISRAEL (CONT.)

                          D. Two investment programs of Insightec and its subsidiary were granted the status of "approved enterprise" ("AE") pursuant to the Law for the Encouragement of Capital Investments, 1959 ("the Law"), within the framework of which income stemming from an AE will be exempt from tax during the initial two years, starting from the first year in which the AE has taxable income, and subsequently subject to a reduced tax rate of 25% during the remaining five-year period. On February 2004, Insightec's expansion program has also been granted with an approved enterprise status in terms similar to the plans mentioned above.

                                   Should the investment rate of foreign
                                   residents (as defined by law) in InSightec exceed 25%, the period of benefits would then increase from seven to ten years. If this rate exceeds 49%, the tax rate would decrease from 25% to 10%-20%, based on the investment amount during each of the relevant tax-years.

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

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15 -     INCOME TAXES (CONT.)

          B. TAX LAWS APPLICABLE TO THE MAJOR GROUP COMPANIES IN THEIR COUNTRY OF RESIDENCE (CONT.):

                   2)     USA

                          A. Corporate tax applicable to companies incorporated in the country - 35%.

                          B.       US tax laws set limitations on the
                                   utilization of carry-forward tax losses in companies that have undergone a material change in ownership. Accordingly, if the transfer of the Company's shares to EIL (in
                                   1999) is defined as a material change in ownership of Elscint, then the ability to utilize the tax-losses of a US subsidiary against future income would be limited considerably.

                                   Management, based on advice received
                                   regarding this matter, is of the opinion that there will be no limitation to utilize the carry forward losses. As of December 31, 2003 the accumulated carry-forward losses utilized by the U.S. subsidiary against current profits amount to approximately $8.4 million. No deferred income taxes have been recorded in respect of the remainder of the carry-forward losses.

                          C.       A non-US company may (under certain
                                   conditions) be deemed for US income tax
                                   purposes as a Passive Foreign Investment
                                   Company ("PFIC") on the basis of an "income test" and an "assets test", as determined by the IRS. Once so defined, the US shareholders may be subject to additional taxes upon the distribution of earnings or assets and/or upon their realization of their holdings in such a defined company. Following the sale of the Company's and Elscint's activities and due to their entry into other areas of activity, the management of both companies believe - based on advice received for this matter - that in light of existing indications, they may not - under the circumstances - be considered as a PFIC. Nevertheless, there is no certainty that the companies' position would prevail with the IRS.

                   3)     HOLLAND

                          A. Corporate tax applicable to companies incorporated in the country - 34.5%.

                          B. Under the "Participation Exemption", a dividend received by a Dutch company in respect of an investment in shares of other companies is exempt from corporate tax in Holland. A capital gain derived upon the sale of the shares of an investee company would be exempt from tax, subject to the fulfillment of the condition stipulated in the law (including the holding percentage, the activities of the holding and the investee company, etc.)

                                   Capital losses cannot be offset unless the investee had been liquidated, under certain conditions.

                                   Dividends distributed from Holland to Israel are subject to 5% withholding tax.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15 -     INCOME TAXES (CONT.)

          B. TAX LAWS APPLICABLE TO THE MAJOR GROUP COMPANIES IN THEIR COUNTRY OF RESIDENCE (CONT.):

                     4)  ENGLAND

                         A. Operating income and capital gains from the group companies in England are subject to a tax rate of 30%; Dividends received from a U.K. resident company are exempt from tax; No tax credits are given for dividends distributed.

                         B. A non-resident company having an investment activity in property in England:

                                  o Net rental income from leasing buildings in England would be taxed at 22%.

                                  o   Capital gains are exempt from tax.

                     5)  ROMANIA

                         The corporate income tax rate for resident companies and non-resident entities with permanent establishments in Romania is generally 25% (including capital gains). Dividends paid to resident and non-resident companies are subject to a final withholding tax of 10%, unless reduced double taxation treaty rates apply for non-residents. Losses may be offset against taxable income for a period of five years from the period they incurred.

                     6)  HUNGARY

                         The corporate tax applicable to the income of subsidiaries incorporated in Hungary (including capital gains) is 18%. Starting from 2004 the tax rate has decreased to 16%. Dividends paid out of these profits are taxed at an additional 20%, subject to the relevant treaty for the prevention of double taxation. Up to December 31, 2003 a 5% withholding tax applied to the distribution of dividends from Hungary to Holland. Starting from 2004 such a distribution will be exempt from withholding tax. Losses incurred from the fourth year may be offset against taxable income for a period of 5 years, subject to compliance with a turnover-expenses ratio in accordance with the income tax regulations. Losses incurred during the first three years of operation may be offset for an unlimited period of time. Losses incurred from 2004 will be offsettable for an unlimited period of time.

                     7)  POLAND

                         The corporate tax applicable to income of subsidiaries in Poland (including capital gains) is 19%. Dividends paid out of these profits are liable to an additional (final) tax of 20%, subject to the relevant treaty for the prevention of double taxation. Up to December 31, 2003 a 5% withholding tax applied to the distribution of dividends from Poland to Holland. Starting from 2004 such a distribution will be exempt from withholding tax. Losses may be offset against taxable income over a 5 year period, limited each year to a maximum utilization of up to 50% of the accumulated loss.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15 -     INCOME TAXES (CONT.)

              C.     EFFECTIVE TAX RATE:

                     The following is a reconciliation between the income tax expense computed on the pretax income at the ordinary tax rates ("the theoretical tax") and the tax amount included in the consolidated statement of operations:

                                                                                      CONSOLIDATED
                                                                  ----------------------------------------------------
                                                                                       DECEMBER 31
                                                                  ----------------------------------------------------
                                                                      2003           2003          2002          2001
                                                                  ------------   -----------   ------------   ----------
                                                                  CONVENIENCE
                                                                  TRANSLATION
                                                                  -----------
                                                                    US$'000                 (IN THOUSAND NIS)
                                                                  -----------    ---------------------------------------
                     Company's theoretical tax rate (%)                 36              36           36            36
                                                                   --------       ---------     --------     ---------
                     Income (loss) before taxes -
                       per statement of operations                 (39,297)       (172,091)     (14,211)      116,295
                                                                   --------       ---------     --------     ---------
                     The theoretical tax                           (14,147)        (61,954)      (5,116)       41,866

                     Differences in tax liability in respect
                     of:

                       Utilization of prior-year losses for
                        which deferred taxes had not been
                        created in the past                         (4,511)        (19,753)     (26,340)      (16,640)
                       Losses and other timing differences for
                        which deferred taxes had not been
                        created                                     16,013          70,124       85,869        66,746
                       Variances from different measurement
                        rules applied for the financial
                        statements and those applied for
                        income tax purposes (including
                        exchange-rate differences)                  (3,929)        (17,204)     (14,808)      (28,045)
                       Differences in the tax rates on income
                        of foreign subsidiaries                      1,683           7,370      (18,204)      (15,959)
                       Adjustment for reduced tax rate              (1,989)         (8,709)           -             -
                       Taxes for prior years                         1,923           8,421       12,670        (7,789)
                       Other differences, net (1)                      340           1,488      (12,360)      (26,583)
                                                                   --------       ---------     --------     ---------
                                                                    (4,617)        (20,217)      21,711        13,596
                                                                   ========       =========     ========     =========

                      (1)   Mainly tax-exempt income and disallowed expenses.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15 -     INCOME TAXES (CONT.)

              D.     CARRYFORWARD LOSSES AND DEDUCTIONS:

                     At December 31, 2003 the Group companies had accumulated tax losses and deductions amounting to NIS 960 million, which may be utilized in future years against taxable income at rates ranging from 16% to 36% depending on the country of residence.

                     The realization of the carryforward losses is subject to taxable income in the period that the losses are available for deduction.

                     In accordance with the tax laws in Hungary and Romania the possibility to realize the carryforward losses is limited in time. Accordingly, carryforward losses in the amount of NIS 189 million will expire, gradually, over the following years:

                                            CONVENIENCE
                                            TRANSLATION
                                           -------------
                                              US$'000         (IN THOUSAND NIS)
                                           -------------     ------------------
                     2004                     1,620              7,093
                     2005                    10,608             46,455
                     2006                    11,901             52,114
                     2007                     5,012             21,949
                     2008                    14,114             61,805
                                           ------------     -------------------
                                             43,255            189,416
                                           ============     ===================

              E.     DEFERRED TAXES IN RESPECT OF NON-MONETARY ASSETS
                     (CONSOLIDATED):

                     Deferred taxes not allocated in respect of the CPI-adjusted amounts of buildings and net book value of assets whose depreciation is not deductible for tax purposes (for which it was determined not to record deferred income taxes) amounted at December 31, 2003 to NIS 118million ($ 27 million).

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15 -     INCOME TAXES (CONT.)

              F.  DEFERRED INCOME TAXES (CONSOLIDATED):

                                               BALANCE                 M O V E M E N T                        BALANCE
                                             -----------     -------------------------------------    -----------------------
                                               JANUARY                                                      DECEMBER 31
                                                1 2003           YEAR ENDED DECEMBER 31 2003                   2003
                                             -----------     -------------------------------------    ------------------------
                                                                                          FOREIGN                 CONVENIENCE
                                                              INITIAL                     CURRENCY                TRANSLATION
                                                          CONSOLIDATION /     INCOME    TRANSLATION             -------------
                                                          DECONSOLIDATION     (LOSS)    ADJUSTMENTS
                                                         ----------------- ----------- -------------
                                                                      (IN THOUSAND NIS)                             US$'000
                                            -------------------------------------------------------------------    ---------
                               Accelerated
                                 depreciation
                                 differences in
                                 respect of fixed
                                 assets                   75,213        (195)        360      11,155      86,533      19,761
                               Difference between
                                 fair value of land
                                 at acquisition and
                                 related cost for
                                 income tax purposes      37,126        --        (4,410)      1,783      34,499       7,878
                               Temporary differences
                                 - income and
                                 expenses                (18,826)       --           705       2,816     (15,305)     (3,495)
                               Carryforward tax
                                 losses and
                                 deductions             (176,238)        738     (84,642)      3,095    (257,047)    (58,700)
                                                        --------    --------    --------    --------    --------    --------
                                                         (82,725)        543     (87,987)     18,849    (151,320)    (34,556)
                               Valuation allowance       187,328        (543)     67,374      10,372     264,531      60,409
                                                        --------    --------    --------    --------    --------    --------
                                            Total (*)    104,603        --   (**)(20,613)     29,222     113,211      25,853
                                                        ========    ========    ========    ========    ========    ========
                               (*)  Presented in:

                                    Long-term
                                     liabilities                                                        (111,163)    (25,385)
                                    Short-term
                                     liabilities                                                          (8,212)     (1,878)
                                    Long-term
                                     receivables                                                           6,164       1,408
                                                                                                        --------     --------
                                                                                                        (113,211)    (25,855)
                                                                                                        ========     ========
                               (**) Presented in:
                                    Including in
                                     respect of
                                     prior years                                   8,967
                                                                                ========

              G.     FINAL TAX ASSESSMENTS:

                     The Company, Elscint and some of the Group companies in Israel have received final tax assessments through 1998 or 1999. Some of the Group companies abroad have received final tax assessments from 1991 to 1999 while some have not yet been assessed since incorporation.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16 -     COMMITMENTS AND CONTINGENT LIABILITIES

              A.     COMMITMENTS

                     (1)    HOTEL MANAGEMENT AND CONSULTANCY AGREEMENTS

                            A. The hotels owned by Elscint (located in Holland, Belgium and England) are directly managed by Park Plaza Hotel Europe Ltd. (the management company), in return for an annual fee of 2% of the room revenue and 7% of the gross operating profit as defined in the agreements. The companies also share in the necessary expenses incurred by the management company in the performance of its contractual obligations up to 3% of the aforementioned gross operating profit. Should the companies sell the hotels or should the control in any one of them be transferred to a third party, the companies are to pay the management company an amount calculated as being 7% of the operating profit of the year preceding that sale or transfer. In such case, Victoria Hotel (Amsterdam) is also to pay 2.5% of any gain derived from the sale of the hotel.

                            B. Within the terms of the management agreements, B.H. Group companies ("the Companies") were granted a secondary franchise by the management company permitting the use of the name "Park Plaza" in consideration for monthly royalties of up to 1.5% of the revenues.

                            C. In December 2002 Andrassy 25 kft ("Andrassy") (which owns the rights in the National Ballet Building) signed a 20-year agreement with an external hotel management company ("Operator") to operate the hotel following the building's renovation and conversion into a hotel. In exchange, the Operator is entitled to receive a basic fee equaling a percentage of the (gross) revenues, plus a management fee equaling a percentage of the operating income. The Operator guarantees that the adjusted operating income will not be lower than fixed amounts stipulated in the agreement. Moreover, Andrassy will participate in other expenses that will be incurred by the Operator and which were required within the framework of fulfillment of its responsibilities (marketing expenses etc.). This agreement is contingent upon the approval of the boards of directors of the two contracting companies.

                     (2) B.H. was granted an option from the management company, exercisable until December 31, 2004, to purchase from the management company 33% of its ownership and controlling rights in a company under its ownership, which was incorporated to acquire the business (including tangible assets, hotel management agreements, management rights, rights to use trade names, etc.) of the Park Plaza chain in Europe (hereinafter "the acquired company"). As part of the agreement, B.H. granted the management company a loan of $ 5 million.

                            The level of B.H.'s investment may increase by $
                            2.25 million, if, and to the extent that, this amount is required for the purchase of other assets by the acquired company. The management company has an option, exercisable at any time in the event of disagreement between the parties regarding the management company's rights, to acquire B.H. shares, in consideration for the refund of the cost of B.H.'s original investment.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16 -     COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

              A.     COMMITMENTS (CONT.)

                     (3) The following are the commitments of the Company and its subsidiaries with Control Centers Ltd. ("CC") and/or companies under its control:

                            (a) A framework agreement to provide coordination, planning and supervision services in projects for the erection of commercial centers, the development of which began during the term of the agreement (up to December 31, 2002), in consideration for 5% of the actual costs of execution of each project (excluding land acquisition costs, general and administrative expenses and financing costs), payable according to the milestones established in the specific agreement for each project. Additionally, Control Centers will be entitled to reimbursement of reasonable expenses directly incurred by it for fees of external consultants required for the provision of the services and the like, at an amount not to exceed $50 thousand per project.

                            (b) An agreement with Jet Link Ltd., a company controlled by CC for the supply of air transportation services, with payment based on the price list of Jet Link Ltd., net of a 5% discount.

                     (4) Within the terms of an agreement with EIL and Elscint, extended to be in effect through December 31, 2005, direct as well as indirect expenses of the internal departments of EIL Group (legal, investments, accounting and taxation) are to be allocated. Each party to the agreement is entitled to terminate the agreement at the end of each 12-month period by giving prior notice to that effect. The renewal agreement was approved by the audit committees of all the participating companies' boards of directors.

                     (5) Insightec has a three-year detailed agreement with a Japanese company - Ktec Corporation Inc. ("Ktec") for the exclusive distribution of its systems in Japan, under which Ktec is to manage all regulatory licensing, marketing, selling and technical and clinical support activities of Insightec in Japan. The agreement (as amended) sets a minimum level of orders for the purchase of systems up to the end of 2005, for a total value of $36 million.

                     (6) Insightec is required to pay royalties to the OCS on proceeds from the sale of products, in whose research and development the OCS has participated, at a rate of 3% for the first three years and 3.5% thereafter up to a maximum of 100% of the grants received.

                            Grants received up to December 31, 2003, which remain unpaid or for which no royalties have been allowed, amount to NIS 40.0 million.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16 -     COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

              A.     COMMITMENTS (CONT.)

                     (7) As of December 31, 2003, companies of the Group have precontracts for the purchase of land and/or for the receipt of construction services in connection with the erection of commercial centers, which are subject to the fulfillment of material conditions prior to the signature of a final purchase agreement, on a scope of [euro]5.4 million (NIS 29.9 million), as follows:

                                  o PC (through a subsidiary) entered into a precontract for the acquisition of a company owning land in Prague, Czech Republic, in consideration for an estimated[euro]5.4 million, for the purpose of erecting a commercial center on the land. Out of the cost of the transaction,[euro]2.5 million was financed through a loan from a bank (the "Bank"). Up to December 31, 2003 PC paid out[euro]1.3 million. The balance of the amount was placed in trust, subsequent to the balance sheet date, as security for the consummation of the transaction. Consummation of the transaction is subject to the removal of the mortgage which is registered on the land in favor of the Bank as security for loans provided by it to the seller, and endorsement of the mortgage to PC as security for the loan which it received as stated.

                                      In October 2003, the acquiring company
                                      entered into an agreement with a third
                                      party for the lease of commercial areas in the center which is to be erected on the land. The lease is for a period of 30 years, with an option for a further 30 years, in consideration for [euro]6.9 million payable in advance, in the course of the construction period, for the entire period of the lease (excluding the option period). Consummation of the leasing transaction is contingent on the completion of the acquisition of the company which owns the land by the acquiring company.

                                  o   In November 2003, PC entered into an
                                      agreement for the acquisition of 50% of
                                      the ownership rights in a company in
                                      Lublin, Poland, in consideration for
                                      [euro]1.3 million. The transaction is to be financed equally by both parties, apart from the first [euro]2.0 million which are to be provided exclusively by PC, as a loan to the partner.

                     (8) In March 2004, PC entered into an agreement for the acquisition of 50% of the ownership rights in a company in Latvia which owns land with a building permit, in consideration for [euro]2.1 million, for the purpose of erecting a commercial center on the land.

                     (9) The Shaw Hotel was leased at the beginning of 2003 to an external hotel company for a period of 25 years in consideration for the payment of a fixed amount in each one of the first four years. From the fifth year and until the end of the lease period the amount is to be adjusted upwards at the rate of 2.5% per year. The payments are guaranteed by a deposit in the amount of (pound) 2.5 million. The hotel company was granted an option to extend the lease by two additional periods of 15 years each.

                     (10) In October 2001 an agreement between Bucuresti and a company controlled by Control Centers (CDPM), was approved at the shareholders' meeting. In accordance with that agreement, CDPM will provide logistical, planning, and supervisory services in connection with the renovation of the Bucuresti Hotel, for a fee equal to the lower of 5% of the renovation costs (excluding general and administrative costs and financing) or 5% of $ 30 million. The parties did not yet sign an agreement.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16 -     COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

              A.     COMMITMENTS (CONT.)

                     (11) In 2001, the Elezra Group won the right to purchase shares of Afridar Housing and Development Ashkelon Ltd. ("Afridar") in a divestment process held by the State. The Elezra Group consists of Elezra Developments and Investments Ltd. ("Elezra") and Elbit Medical Holdings Ltd. - a subsidiary of the Company ("Elbit Holdings"), as well as the Company and Mr. Eli Elezra as interested parties (together, the "Group"). Immediately following that award, the members of the Group signed an agreement in principle to govern the relations between them, according to which Elezra would pay the total acquisition cost of the Afridar shares (NIS 80 million), while the Company and/or Elbit Holdings would hold the Afridar shares, which would be registered in their name, in trust for Elezra.

                            The transfer of the shares between the members of the Group is subject to the approval of the Government Companies Authority. In the absence of such approval, the Company and/or Elbit Holdings will remain the owners of the Afridar shares until the restriction on their transfer is lifted. In such case, Elbit Holdings and Elezra would remain jointly and severally liable to the Government Companies Authority and to the State of Israel for all charges applicable to purchasers of Afridar shares. The sale of control in Afridar (directly or indirectly) is contingent on the transfer to the purchaser of the seller's commitments to the Government Companies Authority as established in the agreement. Elezra undertook to indemnify the Company and/or Elbit Holdings for any expense and/or damage and/or claim and/or loss and/or payment demand and/or any other expense incurred by the Company and/or Elbit Holdings in connection with the acquisition of the Afridar shares, holding of the shares in trust, transfer of the shares between the parties and the above agreement in principle. The Company and Elezra are negotiating with the Government Companies Authority the assignment of the Company's rights and obligations in Afridar to Elezra. As of the certification date of the financial statements the rights had still not been assigned. The Company's management estimates that the Company is not exposed to any costs and/or damage in respect of these holdings.

                     (12) A commitment to effect a final payment in respect of the Triple-S transaction - see Note 17c above.

                     (13) Regarding the conclusion of an employment agreement with the Chairman of the Board of Directors - see
                            Note 19.A.(2) below.

                     (14)   CURRENCY TRANSACTIONS - see Note 22B.

                     (15) Regarding commitments in respect of land leasing fees - see Note 9.B. below.

                     (16) PC has entered agreements with third parties for the supply of manpower, management, supervisory and logistic services, for a commission payment.

                     (17) Pursuant to the agreements between the Company and Elbit Ltd., from which the Company and Elbit Systems Ltd. were spun-off ("the spun-off companies"), effective January 1, 1996, Elbit Ltd. agreed to grant the Company, for no consideration, the ownership of know-how and intellectual property rights in connection with the Company's operations, the right to use the "Elbit" name and to provide various services for consideration. The parties undertook mutual indemnifications in respect of the activities preceding the spin-off.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16 -     COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

              B.     CLAIMS

                     (1) In November 1999, a number of institutional investors and others, holding shares in Elscint, filed a lawsuit in the Haifa District Court against the Company, Elscint, EIL and others. The plaintiffs also requested the certification of their claim as a class action suit in the name of all those who had held Elscint shares on September 6, 1999, and continued to do so when the claim was filed (excluding the Company and others). The claim alleges discrimination against Elscint's minority shareholders arising from various transactions or activities carried out by its controlling shareholders and directors, which allegedly caused them financial loss, manifested by the 45% ($ 100 million) decline in the value of Elscint's shares in the period from February 24, 1999 to the claim's filing date.

                            The principal remedy requested in the claim is a court order instructing the Company to carry out a tender offer of Elscint's shares at $ 14 per share. Alternatively, the plaintiffs, inter alia, also asked the court to issue an injunction prohibiting implementation of the September 9, 1999 transactions (acquisition of the hotel unit and the commercial center in the Herzliya Marina (under construction), by Elscint from EIL and Control Centers, respectively) and the refund of any amounts paid thereunder. Part of the relief was requested as a derivative claim by Elscint.

                            The Haifa District Court summarily dismissed the request to recognize the claim as a class-action suit. Concurrently, the district court ruled that the plaintiffs might - notwithstanding having rejected the request for class-action suit proceedings - nevertheless pursue the matter. This decision was appealed by some of the plaintiffs to the Supreme Court. The State Attorney General has submitted a position paper to the Supreme Court regarding the appeal. According to his opinion, the district court erred in its two legal conclusions when rejecting the request for class-action suit recognition. Accordingly, he believes that the plaintiffs should be allowed to appeal and that the appeal - if filed - should be accepted. Moreover, the State Attorney General believes that, subsequent to the acceptance of this appeal, it will be necessary to evaluate the request and approve it as a class-action suit. In November 2001, hearings were held in the Supreme Court, following which it granted a right of appeal. The Company and the plaintiffs presented their respective motions. On February 27, 2002,

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                            the court decided to permit the State Attorney General to present his final motion, in writing, within seven days.

                            There is a dispute between the parties regarding the amount of the court fee, deriving from the classification of the relief sought in the claim. While the plaintiffs define what they are seeking as declaratory relief, the defendants maintain that the real relief being sought in the claim is pecuniary, obligating the plaintiffs to pay a fee that is significantly higher than what they paid. In August 2001, the Registrar of the Haifa District Court ruled that some of the reliefs sought are indeed pecuniary, as the defendants contended, in respect of which the plaintiffs would therefore have to pay a fee of NIS 20.1 million. Consequently, the Registrar postponed the dates for submitting all the statements of defense until the question of the fee required for this proceeding is settled. In September-October 2001, both sides appealed the Registrar's decision in the Haifa District Court. The Company and other defendants petitioned that it be established that the main relief and alternative relief sought in the statement of claim are also pecuniary reliefs, and that the fee in respect thereof should be 2.5% of their value. The plaintiffs, in their appeal, asked to establish that those same reliefs classified as pecuniary, are in fact reliefs by mandatory injunction. Likewise, the plaintiffs appealed to void the Registrar's decision regarding postponement of the deadlines for submitting the statements of defense. The hearing in these appeals was held in April 2002, but as of the date of approval of the financial statements, the court had not yet handed down its decision.

                            The Company's management believes - based on the opinion of its legal counsel - that the final outcome of this case cannot be estimated.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16 -     COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

              B.     CLAIMS (CONT.)

                     (2) The Company, Elscint and others were served with a claim and a motion to recognize it as a class-action suit, in respect of $158 million in damages caused, according to the plaintiff, to the group represented in the action. Underlying the claim is the contention that the Company, through its board of directors, caused damage to and discriminated against minority shareholders of the Company. Both parties agreed to postpone the hearing in this case until after the Supreme Court hands down a decision on the application for permission to appeal, detailed in section (1) above. Management, based on the advice of legal counsel, is of the opinion that it is not possible at this stage to estimate the outcome of the claim and the motion for its approval as a class-action suit.

                     (3) The Company and its subsidiaries (including Elscint) are parties to several statements of claim in courts and other written demands and/or claims, filed against them by third parties (including governmental institutions), some - without any specified amount, and some - in the aggregate amount of $47 million, as royalties or as compensation for damages caused to them, according to the claim, as a result of the companies' actions and/or products, which relate to the medical imaging business sold by the Company and Elscint in 1998 and 1999. Regarding some of the claims, totaling approximately $16 million, management estimates, based on legal and insurance consulting, that no significant costs will accrue to them from the outcome of these claims beyond the provisions included in respect thereof in the financial statements, and that

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                            these provisions are adequate for covering the costs and resources needed to settle the liabilities according to said claims. Regarding a further $31 million, the Company's legal advisers cannot presently determine the outcome of these claims. Elscint's management believes that the prospects for the realization of the great majority of this sum are very remote, based on the long period of time that has elapsed since serving of the written demand to Elsinct and based on their nature. To the best of management's judgment at the time of preparing the financial statements, based, inter alia, on their advisers' opinion and on past experience, the companies have included in their financial statements provisions that are adequate to cover the costs and resources needed to settle the liabilities under these claims.

                     (4)    (I)    A criminal investigation carried out
                                   against a number of suspects (including
                                   former officers in SOF who were involved in the privatization process and the sale of control in the Bucuresti Hotel to Domino) for events relating to the period prior to the acquisition of control in Bucuresti by B.H., culminated in the filing of an indictment against 17 accused. The hearings in these proceedings have been deferred until March
                                   2004. These criminal proceedings may have an indirect effect on the validity of the privatization and thereby an indirect effect on Domino's rights in Bucuresti, despite the fact that Domino is not an accused party under the indictment. Domino's legal counsel cannot estimate at this stage the results of the criminal proceedings or their effect on Domino's rights in Bucuresti.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16 -     COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

              B.     CLAIMS (CONT.)

                     (4)    (CONT.)

                            (II) A former shareholder in Domino cancelled the partnership agreement that it made with a third party ("the Plaintiff") regarding their joint investment in Domino prior to its acquisition by B.H., on the grounds of non-compliance by the Plaintiff with its fundamental obligations under the partnership agreement. As a result, the Plaintiff filed a monetary claim in the courts in Romania against Domino and others, for; (i) an amount of $ 2.5 million, for commissions allegedly due to it in terms of the abovementioned partnership agreement, and to which Domino was a party; and (ii) and the cancellation of an agreement with a bank in Israel within the framework of which the shares of Domino in Bucuresti were pledged in favor of the bank. B.H. received an indemnity from the former Shareholder against these claims.

                                  In Domino's opinion, based on legal advice received, these claims have no legal or contractual basis whatsoever, and the third party has no legal standing to make its claims. Accordingly, no provision for these claims is included in the financial statements.

                            (III) In the framework of an agreement to establish
                                  a joint company owned by Bucuresti and a third party, which was signed prior to the acquisition of Bucuresti by B.H., that third party undertook to invest $ 27 million in the said joint company and in consideration Bucuresti undertook to transfer its rights in the Bucuresti Complex to the ownership of the joint company. Since that third party failed to meet its obligations, Bucuresti cancelled the partnership contract and also filed an application to the Court to liquidate the joint company. This application was approved by the court. This ruling could be appealed to the Supreme Court. If Bucuresti is forced to transfer its rights in the Bucuresti Complex to the joint company, then its rights in the hotel are likely to be significantly prejudiced. B.H.'s management is of the opinion that it is not reasonable that as a result of these proceedings Bucuresti will be forced to transfer its rights in the Bucuresti Complex to the joint company.

                            (IV) Two claims are pending against Bucuresti, which challenge its ownership in its properties (including an appeal relating to the period of the State's ownership of the properties which are the subject of the claim, prior to the sale of Bucuresti's shares to Domino). Both of the claims were rejected. Regarding one claim, the plaintiffs have the right to appeal this ruling, and regarding the other claim, an appeal has been filed with the Supreme Court, which is expected to be discussed in 2006.

                            (V) In addition, certain legal proceedings are being conducted from time to time in Romania within the framework of which it is claimed that resolutions passed at the general meetings of shareholders of Bucuresti, were not validly adopted - for procedural reasons only - and are not binding. Some of these proceedings were approved by the Court and in respect of others Domino has filed appeals, while some of these proceedings were rejected by the Courts.
                                  B.H.'s management is of the opinion that the claims are spurious and tendentious and that these claims will not significantly affect B.H.'s rights in the shares of Bucuresti and in the Bucuresti Complex owned by it.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16 -     COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

              B.     CLAIMS (CONT.)

                     (4)    (CONT.)

                            (VI) Following the implementation of the Bucuresti employees' restructuring program, Bucuresti carried out an extensive lay-off of employees. As a result, some labor related cases are pending at various procedural stages. B.H.'s management is of the opinion, based on legal advice received, that the total amount of such claims will not have a material adverse effect on the financial position of the Company.

                     (5) Elscint was served with a claim by a third party in which the principal remedy requested is prohibiting the company using the trade name "Arena" for the entertainment and commercial center in the Herzliya Marina, on the grounds of unlawful usage of the name, exploitation of goodwill and unfair competition. If the plaintiff's contention is upheld, this is likely to cause Elscint indirect losses and additional costs. An application for an interim injunction, prohibiting the use of the trade name "Arena," was dismissed by the court. The Company's legal counsel for this matter are unable to estimate the results of said lawsuit, though they maintain that Elscint has good defense allegations against this claim.

                     (6) In addition, the Company and its subsidiaries are currently involved in litigation in connection with matters in their ordinary course of activities. Although the final outcome of these claims cannot be foreseen at this time, the management of these companies believes - based on advice of their legal counsel - that the claims will not have any material impact on the Group companies.

              C.     OTHER CONTINGENT LIABILITIES

                     (1) The allocation of the proceeds in respect of operations sold in 1998 between Elscint and its subsidiaries in 1998, is based on an estimate of fair value of the assets (both tangible and intangible) sold by each one of the companies; on separate negotiations held with each selling Group company; and on the basis of the provisions stipulated in the sales agreement. A different method of allocation may cause Elscint and its subsidiaries additional liabilities and/or expense. Elscint's management believes that the estimates used as the basis for this allocation of proceeds is adequate under the circumstances.

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

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                            covered by those policies. In addition, the General Meeting approved an exemption for the directors and officers (other than controlling parties) from responsibility for any damage caused by breach of due care towards the Company.

                     (3) Elscint's shareholders approved in their General Meeting, the granting of advanced indemnification certificates to officers and directors, including those acting in its subsidiaries. The total indemnity will not exceed the lower of 25% of the share capital of Elscint presented in the financial statements at the time of the indemnification, or $50 million, in addition to such amounts, if any, to be paid by the insurers in accordance with its insurance policy, at times, for causes covered by such indemnification policies. The General Meeting also approved an exemption from liability in respect to any damage caused to Elscint by breach of duty of care by officers and directors.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16 -     COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

              C.     OTHER CONTINGENT LIABILITIES (CONT.)

                     (4) On January 2003, the Company received a letter from one of the insurers ("the Insurer") of EIL, Elscint and the Company (the "Insured Companies"), that provides insurance to the Insured companies including insurance pertaining to this class-action suit described in item B(1) above.

                            In this letter, the Insurer made certain allegations against the Insured Companies, including, inter alia, that the Insured Companies breached their disclosure duties under Section 6(a) to the Insurance Contract Law, 1981, by failing to disclose to the Insurer material information prior to the issuance of additional cover to the policy purchased by EIL (the "Policy"), effective as of July 1999 (the "Additional Cover"), and prior to the replacement of the Policy and the Additional Cover by the issuance of a new policy effective as of August 1999 (the "Replacement Cover"). The letter states that the Policy, Additional Cover and Replacement Cover issued by the Insurer will be cancelled unless the Insured Companies indicate that circumstances were different than those described in the letter. The Company's legal counsel sent a reply on behalf of EIL, Elscint and the Company on March 20, 2003, in which the allegations of the Insurer were rejected. As of the date of the issuance of the financial statements the company has not received an answer from the Insurer to the Company's letter. However, the parties are currently negotiating to reach a settlement.

                     (5) Within the framework of the agreement for selling Elscint's plant, as described in Note 21A. below, Elscint undertook to indemnify the purchasers for any losses incurred in connection with, and as a result of, the liabilities not acquired by them. It also agreed to pay the income-tax liability incurred by the plant up to December 31, 2003, including those arising from environmental matters, in connection with employee benefits (including subcontractor and workers of manpower agencies), in connection with breach of the contract signed for the leasing of land from the Israel Lands Administration, in connection with taxes due for the transfer of the rights in the lands to purchasers, that apply to Elscint, etc.). Some of these liabilities are limited in amount while others are not; some are for a 24-month period while others are for unlimited periods of time. In any event, the total indemnification will not exceed $4 million, other than the liabilities pertaining to environmental matters.

              D.    LIENS AND COLLATERAL

                    (1)     A.     As security for a loan of $65 million (NIS
                                   284 million) which the Company and a
                                   subsidiary received from a bank in Israel, the Company undertook to comply with covenants, including, among other things, a commitment to the bank to maintain during the term of credit a minimum ratio of "adjusted shareholders equity" of the Company to its "adjusted balance sheet," as these terms are defined in the agreement. The Company also committed to a minimum "net operating profit"
                                   (before financing and before deduction of depreciation and amortization; in 2004 and 2005 - also before deduction, respectively, of all or one-half of the research and development expenses relating to Insightec) starting from 2004. The Company further committed to a minimum "net asset value"
                                   (after deduction of loans, including loans from the parent company) of PC starting from 2004, which is to be determined by an external appraiser. The covenants will remain in force for as long as the credit provided by the Bank to the Company or to EIL exceeds
                                   $30 million.

                                   As security for the loan received, the
                                   subsidiary registered in the Bank's favor, for the entire term of credit, a fixed first lien for an unlimited amount and an assignment by way of a lien on the PC shares owned by it and on its shares in Sadyba (which will be lifted upon receipt of main financing from an overseas bank). The Company also undertook not to register pledges in favor of third parties on both existing and future assets, without receiving the Bank's consent (excluding pledges on new assets and/or projects - in favor of the body financing their acquisition and/or execution and/or in case of refinancing). The Company undertook, in addition, under certain conditions, to provide additional securities as detailed in the agreement, including: second liens on assets and rights acquired with funds provided to the Company in the framework of the credit line. If the Company fails to comply with all or any of the covenants, or upon the occurrence of certain events detailed in the agreement (including failure to provide the additional securities), the Bank will be entitled to demand the immediate repayment of the loan.

                            B. As security for loans for a total of NIS 155 million which the Company received from another bank in Israel, the Company undertook, in addition, towards that bank that any Elscint shares owned by it would not be pledged without receiving the bank's prior consent and repayment of a part of the balance of the loans as agreed between the parties. The Company also pledged in favor of that bank deposits in the amount of NIS 85 million.

                     (2) To secure a loan of approximately NIS 310 million that Elscint received from a bank in Israel, Elscint undertook to comply with covenants which include, inter alia, an undertaking to the bank regarding the maintenance during the period of the credit of a minimum ratio of Elscint's shareholders' equity to its total assets.


                            In addition, Elscint pledged in favor of the bank B.H. shares and shares of subsidiaries (first or second degree) owned by it as demanded by the bank. In addition, Elscint undertook not to create charges (current and/or fixed of any degree) in favor of third parties on its existing or future assets, without receiving the bank's approval (excluding charges on new assets and/or projects -in favor of the party financing the acquisition and/or execution and/or in the event of refinancing). Elscint also undertook to provide additional collateral, as detailed in the agreement, including: first or second tier charges on assets and rights, that it will purchase with the proceeds of all advances provided to it in the framework of a credit line. Should Elscint not comply with the financial covenants in whole or in part, or upon the occurrence of certain events specified in the agreement, the bank will be entitled to demand immediate payment of these loans.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16 -     COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

              D.    LIENS AND COLLATERAL (CONT.)

                    (3)     A.     PROJECTS IN THE FRAMEWORK OF BANK FINANCE

                                   In order to secure the commitments of
                                   subsidiaries made in agreements with banks providing the financing for construction projects and/or the purchase of and/or operating hotels and/or commercial centers ("Project Companies") in an amount of NIS 2,600 million, the Project Companies granted first-tier and second tier (fixed and/or floating) liens on their assets (including rights in land and the projects for which the loans had been provided) and on their goodwill and other intangible assets; liens on all rights arising from the agreements they are a party to (leases, operating and management agreement); assignment of insurance rights etc. In addition, liens were placed on shares of the Project Companies in favor of the banks.

                                   The loans obtained by the Project Companies from their shareholders and/or any existing or future right of holders of equity in these companies would be subordinated to the bank loans. No payment would be permitted to the shareholders (including the distribution of dividends and excluding amounts for managing the projects) before securing repayment of the bank loans and securing other conditions set forth in the loan agreements.

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

                                   In certain loan agreements, the companies undertook to comply with certain financial and operational covenants ("covenants") during the term of the loans, such as: complying with timely operational milestones on specified dates (e.g. volume of leases); complying with ratios between timely rental income and timely loan repayments; complying with a ratio between bank loans and the value of the assets subject to liens; accumulating minimal funds for operations; occupancy percentage; minimum rental fees; maintaining certain equity to cost of project ratio; reporting requirements; average room rates per square meter or per room; and other similar ratios.

                                   The Project Companies agreed, in certain circumstances, not to sell, transfer or lease any material part of their properties without the consent of the financing bank. In certain instances, the Project Companies committed themselves to not make any changes in the holding of the shares of the Project Companies without receiving the prior consent of the banks. In certain events, the same Project Companies agreed not to carry out the following transactions without receiving the bank's consent: share issuances; transactions with related parties; change in control structure; carrying out material transactions not in the normal course of business (detailed in the agreement); exceeding a given level of liabilities to third parties; obtaining loans and/or providing guarantees to third parties.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16 -     COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

              D.    LIENS AND COLLATERAL (CONT.)

                    (3)     (CONT.)

                            B. Regarding certain projects of the B.H. Group, Elscint guarantees the fulfillment of their obligations under the loan agreements up to an amount equivalent to a percentage of the amount of the loan received or a percentage of the cost of construction of the project, as the case may be. The maximum guarantee (as of the date of completion of the projects) is estimated at 6.2 million pounds sterling (NIS
                                   48.7 million). As of December 31, 2003, the guarantee amounts to 4.0 million pounds sterling (NIS 31.4 million).

                                   In certain cases some of the Project
                                   Companies used cash surpluses deriving
                                   principally from refinancing moneys remaining after the payment of the loans (provided to the Project Companies by the banks and by the shareholders) for the provision of loans to their shareholders or to companies controlled by them. The balance of such loans received by PC from the Project Companies stands at
                                   33.0 million euro as of December 31, 2003.

                            C. PC and/or EUN undertook in some of the loan agreements to supplement the minimal shareholders' equity (including shareholder loans) of the Project companies, in accordance with the financing agreements or provide additional financing in the event of any deviation from the business plans or if any financing is required for the project operation or maintenance.

                            D. As security for bank loans totaling NIS 72 million received by the project companies abroad, PC pledged in favor of these banks deposits of an equal amount.

                    (4)     SC BUCURESTI TOURISM SA ("BUCURESTI")

                            In order to secure borrowings of $ 28 million from a bank that the controlling shareholder in Domino ("BHEE") obtained to finance its investment in Bucuresti, Elscint granted a first-tier lien on a bank deposit of $ 15 million and on the rights and income deriving from it. In addition, BHEE granted a fixed lien on the Domino shares that it owns and a floating lien on all of Domino's assets and a lien on the Bucuresti shares. Elscint undertook to grant a lien on BHEE shares that it owns and a floating lien on BHEE's assets. The bank received a commitment that no changes in the company's ownership and control structure would take place throughout the entire credit term. In addition, Elscint provided a guarantee, unlimited in time or amount, to secure BHEE's bank loans. The bank restricted its right to realize this guarantee, by linking it to the terms of the realization of the Bucuresti shares owned by Domino (except for certain instances stipulated in the agreement).

                    (5) In order to secure borrowings of $7.1 million from a bank to Insightec, the Company provided a bank guarantee of $5 million.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 17 -     SHARE CAPITAL

              A.   COMPOSITION

                                                                   ORDINARY SHARES
                                                              OF NIS 1.00 PAR VALUE EACH
                                                             ----------------------------
                                                                     DECEMBER 31
                                                            -----------------------------
                                                               2003                2002
                                                            ---------           ----------
                    Authorized share capital                  50,000,000          50,000,000
                    Issued and outstanding                (*) 23,773,720      (*) 23,771,720

                    (*) Includes 550,000 shares issued to employees (see b below) as well as 887,144 shares held by Elscint Ltd.

              B. During February and March, 2002, within the framework of a program to compensate employees and officers, the Company allotted 550,000 Company ordinary shares of NIS 1.00 par value to its employees and directors, as well as to the employees of the EIL Group (including employees of Elscint and employees of EIL). Of these shares, 280,000 were allotted to directors of the Company. Of those shares, 527,000 shares allotted to employees were outstanding as of December 31, 2003. In exchange for each share, the offerees paid NIS 24.10 ($ 5.9) - the closing market price on the Tel Aviv Stock Exchange on the day prior to this allotment. The vesting period will be over a two or three-year period (50% or 33% at the end of each year - depending on the position) from the allotment date and subject to the offerees' continued employment with their company at the time of the grant or in the event of dismissal that entitles severance pay. As of December 31, 2003, the right vested to receive 462,000 shares, while the right to the remaining 88,000 shares will vest in 2004. The shares allocated to the employees have not yet been registered for trading in the United States.

                   Payment for these shares was made from a loan provided by the Company to be repaid at the end of a five-year period. The loan bears annual interest of 6%. Any tax stemming from the loan's interest rate will be paid by the Company. However, the Company will not pay tax if imposed in respect of the allotment of these shares and their eventual sale to third parties.

                   The shares were deposited with a trustee, and will be used as the sole security for repayment. Despite the above, if one of the recipients elects to transfer the vested shares from the trustee to him or, alternatively, to sell them, he must deposit an amount equal to the loan balance as security for repayment of the loan in respect of these shares.

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

              C.   RIGHT TO ACQUIRE SHARES

                   In February 2002, an agreement was signed between the Company and EUN and Triple-S, under which the latter transferred to PC those rights granted to it, to acquire shares in the project companies in the commercial centers. In exchange, the Company issued Triple-S 250,000 ordinary shares of the Company. The parties agreed that, on January 15, 2004, an evaluation of the market value of those shares is to be performed at that date (calculated by reference to the average price of the Company's shares on the NASDAQ during the 30 days of trading prior to that date). If the market value of the shares at that date is lower than $ 6 million, the Company is to issue additional shares to Triple-S, such that the total value of shares allocated to Triple-S will be equal to $ 6 million, based on the average price per share, as indicated above. Alternatively, the Company may at its sole discretion pay the difference, if any, in cash.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 17 -     SHARE CAPITAL (CONT.)

              C.     RIGHT TO ACQUIRE SHARES (CONT.)

                     Taxes due, if any, in respect of the issuance of shares and/or payment to Triple-S, as outlined above, will be the responsibility of Triple-S.

                     The transaction consideration, in the NIS equivalent of $ 6 million, was recorded as the cost of acquiring the rights, against the issuance of shares according to their value at the date of the transaction (in the NIS amount equal to approximately $ 1.4 million) and against long-term liabilities for the amount of the difference. In fulfillment of its undertaking, the Company allocated to Triple-S (in accordance with a resolution of the Board of Directors from January 2004) 623,362 ordinary shares of NIS 1 nominal value each. Upon the issue of the shares, the undertaking at its value as of the end of the period will be charged respectively to share capital and to premium on shares.

              D.     OUTSTANDING OPTIONS

                     350,000 options were issued, for no consideration, to a controlling party who also serves as its Chairman of the Board. These options may be exercised, from the date of issue until September 2004 (contingent upon the holder then being a Company officer), into 350,000 Company ordinary shares of NIS 1.00 par value each (constituting 1.45% of its share capital), in exchange for an exercise price of NIS 44.0 per share. These options are non-transferable. Any options not exercised by the end of the period will be cancelled with the holder forfeiting any rights represented by the options.

                     The Company will not bear any tax, if imposed, in connection with the allotment of the proposed options or in connection with their exercise.

NOTE 18 -         ADDITIONAL DETAILS CONCERNING OPERATING ITEMS (CONSOLIDATED)

                                                                                  YEAR ENDED DECEMBER 31,
                                                                 -----------------------------------------------------
                                                                    2003            2003          2002           2001
                                                                 ---------      ------------    --------      ---------
                                                                 CONVENIENCE
                                                                 TRANSLATION
                                                                 -----------
                                                                   US$'000                  (IN THOUSAND NIS)
                                                                 -----------    ---------------------------------------
             A.     REVENUES FROM HOTEL OPERATIONS
                    AND MANAGEMENT

                    Rooms                                       28,235          123,640        134,770        92,536
                    Food and beverages                           9,995           43,769         49,800        36,076
                    Rental of commercial space                   2,151            9,421          6,241         5,423
                    Other services                               2,826           12,375         15,868         5,191
                                                                ------          -------        -------      -------
                                                                43,207          189,205        206,679       139,226
                                                                ======          =======        =======      =======

             B.     COST OF OPERATING COMMERCIAL
                    CENTERS

                    DIRECT EXPENSES
                    Wages and fringe benefits                    3,000           13,139        11,398          5,130
                    Maintenance of property                     20,630           90,342        73,773         32,304
                                                                ------          -------        -------      -------
                                                                23,630          103,481        85,171         37,434

                    OTHER OPERATING EXPENSES                     1,569            6,871         3,907          2,943

                    DEPRECIATION OF BUILDING AND
                    EQUIPMENT                                   18,855           82,564         60,927        26,269
                                                                ------          -------        -------      -------
                                                                44,054          192,916        150,005        66,646
                                                                ======          =======        =======      =======

             C.     COST OF HOTEL OPERATING AND
                    MANAGING

                    DIRECT EXPENSES:
                    Wages and fringe benefits                   14,851           65,033         69,990       50,135
                    Food and beverages                           2,858           12,516         17,259       13,813
                    Other                                       11,590           50,752         45,957       31,906
                                                                ------          -------        -------      -------
                                                                29,299          128,301        133,206       95,854
                                                                ------          -------        -------      -------

                    OTHER OPERATING EXPENSES                     4,206           18,418         26,852       12,443
                                                                ------          -------        -------      -------

                    DEPRECIATION AND AMORTIZATION                7,072           30,971         33,628       17,931
                                                                ------          -------        -------      -------
                                                                40,577          177,690        193,686      126,228
                                                                ======          =======        =======      =======

             D.     COST OF HOTEL LEASING

                    Depreciation and amortization                  684            2,994           -             -
                    Others                                         118              516           -             -
                                                                ------          -------        -------      -------
                                                                   802            3,510           -             -
                                                                ======          =======        =======      =======

             E.     COST OF LONG-TERM DEVELOPMENT

                    Wages and fringe benefits                       -             -               -              811
                    Subcontractors                                  -             -              1,392         6,465
                    Others                                          -             -               -               35
                                                                ------          -------        -------      -------
                                                                    -             -              1,392         7,311
                                                                ======          =======        =======      =======

             F.     RESEARCH AND DEVELOPMENT EXPENSES,
                    NET

                    Wages and fringe benefits                    4,064           17,796         16,502        17,188
                    Materials and subcontractors                 5,909           25,875         13,633        14,913
                    Depreciation and amortization                1,029            4,508          3,891         4,082
                    Others                                         687            3,008          2,071         2,220
                                                                ------          -------        -------      -------
                                                                11,689           51,187         36,097        38,403
                    Less: participation of the OCS               1,705            7,468          7,643        14,205
                                                                ------          -------        -------      -------
                                                                 9,984           43,719         28,454        24,198
                                                                ======          =======        =======      =======

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 18 -     ADDITIONAL DETAILS CONCERNING OPERATING ITEMS (CONSOLIDATED)
              (CONT.)

                                                                                 YEAR ENDED DECEMBER 31,
                                                                ---------------------------------------------------------
                                                                    2003            2003        2002 (*)       2001 (*)
                                                                ------------    -----------   ------------   ------------
                                                                 CONVENIENCE
                                                                 TRANSLATION
                                                                ------------
                                                                   US$'000                  (IN THOUSAND NIS)
                                                                ------------    -----------------------------------------
             G.     MARKETING AND SELLING EXPENSES

                    Advertising                                   3,694        16,177          11,499         5,455
                    Bad debt                                      1,469         6,432          13,384         1,225
                    Depreciation and amortization                 1,763         7,721           2,849         1,154
                    Other                                           146           639             320           475
                                                                 -------     --------         --------       --------
                                                                  7,072        30,969          28,052         8,309
                                                                 =======     ========         ========       ========
             H.     GENERAL AND ADMINISTRATIVE EXPENSES

                    Wages and fringe benefits                     8,221        36,000          31,984        21,820
                    Depreciation and amortization                   544         2,382           2,926         2,321
                    Other                                        11,110        48,653          53,110        38,119
                                                                 -------     --------         --------       --------
                                                                 19,875        87,035          88,020        62,260
                                                                 =======     ========         ========       ========
             I.     FINANCIAL INCOME (EXPENSES), NET

                    In respect of:
                      Long-term loans                           (27,924)     (122,280)        (20,567)       (3,350)
                      Short-term loans                           (8,891)      (38,935)        (70,167)     (131,923)
                      Deposits, debentures and
                    long-term
                        receivables                              (9,632)      (42,178)         29,505       134,394
                    Gains (losses) from currency
                      transactions                               (2,843)      (12,451)         11,513        26,241
                    Gains (losses) on securities                  1,043         4,567          (1,753)        4,198
                    Others (including erosion of
                    monetary
                      items and other, net)                      (3,755)      (16,443)        (20,586)       (7,265)
                                                                 -------     --------         --------       --------
                                                                (52,002)     (227,720)        (72,055)       22,295
                    Financial costs capitalized to
                      buildings under construction (*)           (2,251)       (9,857)         27,476        72,570
                    Financial costs credited to capital
                      reserves from translation
                      differences                                 5,882        25,756          39,139         6,694
                                                                 -------     --------         --------       --------
                                                                (48,371)     (211,821)         (5,440)      101,559
                                                                 =======     ========         ========       ========

                     (*) The discount rate (as defined in Standard No. 3 of the Israeli Accounting Standards Board) applicable to non-specific credit (see Note 2S. above) as so calculated is a negative rate of 4% (2002 - 4%, 2001
                            - 10.5%).

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 18 - ADDITIONAL DETAILS CONCERNING OPERATING ITEMS (CONSOLIDATED) (CONT.)

                                                                                 YEAR ENDED DECEMBER 31,
                                                                 ------------------------------------------------------
                                                                    2003            2003        2002 (*)       2001 (*)
                                                                 ----------    -------------   ----------    -----------
                                                                 CONVENIENCE
                                                                 TRANSLATION
                                                                 -----------
                                                                   US$'000                  (IN THOUSAND NIS)
                                                                 -----------    ----------------------------------------
             J.     OTHER INCOME (EXPENSES), NET

                    Gain from realizing investments
                      in investees and others, net
                      (1)                                        10,305          45,129            25,007     53,787
                    Gain on realization (payment) of
                      investment-type monetary
                      balances in Investees (2)                   7,365          32,253            30,760        -
                    Loss from disposition of
                      liabilities and fixed assets               (1,783)         (7,808)             (507)      (740)
                    Provision for impairment of
                      investments and assets (3)                 (6,908)        (30,252)          (44,055)   (17,373)
                    Others, net                                  (1,066)         (4,670)           (1,701)    (1,598)
                                                               ---------       ---------        ----------   --------
                                                                  7,913           34,652             9,504     34,076
                                                               =========       =========        ==========   ========

                     (1)    (i)    In November 2003 a transaction was concluded
                                   in the framework of which Elscint sold to a third party its entire holdings (16% after full dilution) in Algotech Systems Ltd., in consideration for an estimated total of NIS
                                   35.0 million. Part of the consideration, amounting to NIS 6.0 million, is deposited in trust for a period of up to 12 months, as security for adjustments which may have to be made to the amount of the consideration, which is to be included in the statement of income for 2004, concurrently with the performance of these adjustments. The financial statements for 2003 include a gain of NIS 24.7 million.

                                   Elscint is a formal party to a claim filed by a number of employees who are shareholders in Algotech, against the majority shareholder in that company, in the framework of which the court issued an injunction preventing the transfer of funds from Algotech to that shareholder. No relief was requested against Elscint, and the injunction does not relate to it and does not prevent the transfer to it of funds received in consideration for the sale. Elscint's management estimates that the claim will not have an effect on Elscint's assets. At the same time, it is not possible at this stage to assess the implications, if any, which this claim may have on the amount and timing of the completion of the consideration that is deposited in trust in Elscint's favor, as indicated above.

                            (ii) A sum of NIS 20.4 million (2002 - NIS 25.0 million) derived from the charging of deferred income in respect of a decrease in the holding rate in Insightec to the statement of operations (see Note 2.G. above).

                     (2) In the course of 2002 and 2003, subsidiaries entered into refinancing agreements with overseas banks in connection with several commercial centers in Hungary and Poland and a hotel in England. Out of the credit received, the companies transferred to their shareholders certain financing surpluses as a repayment of shareholders' loans. As a result, capital reserves from translation differences attributed to the said shareholders' loans were realized.

                     (3)   See Notes 10A(5) and 9A.-9C.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 18 - ADDITIONAL DETAILS CONCERNING OPERATING ITEMS (CONSOLIDATED) (CONT.)

              K.     EARNINGS PER SHARE

                                                                                 YEAR ENDED DECEMBER 31,
                                                                 -----------------------------------------------------
                                                                    2003            2003          2002           2001
                                                                 ----------      ----------    ----------     ----------
                                                                 CONVENIENCE
                                                                 TRANSLATION
                                                                 -----------
                                                                   US$'000                  (IN THOUSAND NIS)
                                                                 -----------     ---------------------------------------
                    1.     EARNINGS PER SHARE

                           Basic earnings (loss) per share -
                             per statement of operations        (25,595)        (112,081)      40,414        105,831
                           Allowance for decline in value of
                             investments in respect of
                             realization of shares and
                             exercise of options in
                             subsidiaries                             -               -          (956)       (14,654)
                           Adjustment in respect of real
                             interest computed on the
                             proceeds from share and option
                             allotment                                -               -          (212)           111
                                                               ---------       ----------     --------       --------
                                                                (25,595)        (112,081)      39,246         91,288
                                                               =========       ==========     ========       ========
                    2.     NUMBER OF SHARES USED IN FULLY
                           DILUTED EPS COMPUTATION (IN
                           THOUSANDS)

                           Weighted average outstanding share
                             capital at December 31              22,337           22,337       22,337         22,224
                           Weighted average number of shares
                             stemming from exercise of rights
                             and options                             -                -           550            567
                                                               ---------       ----------     --------       --------
                                                                 22,337           22,337       22,887         22,791
                                                               =========       ==========     ========       ========

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 19 -         RELATED AND INTERESTED PARTIES

                  A.     TRANSACTIONS

                         (1)    COMPONENTS

                                                                                       YEAR ENDED DECEMBER 31,
                                                                       -----------------------------------------------------
                                                                          2003            2003          2002           2001
                                                                       ----------      ----------    ----------     ----------
                                                                       CONVENIENCE
                                                                       TRANSLATION
                                                                       -----------
                                                                         US$'000                  (IN THOUSAND NIS)
                                                                       -----------     ---------------------------------------
                            Revenues from long-term
                              projects                                       -              -            1,509       10,030
                            General and administrative
                              expenses (I)                                2,320          10,161         10,592        7,211
                            Others, net                                      -              -             (261)      (1,005)
                            Project expenses (development,
                              supervision, aviation, management and
                              services) charged, mainly to cost of
                              the fixed asset (II)                        1,765           7,730         29,726       24,528
                            Cost of construction of the commercial
                              and entertainment center in the
                              Herzliya Marina, charged to the cost of
                              the fixed asset (III)                      35,142         153,890             -             -

                            (I)    INCLUDES:

                                   A.       BENEFITS GRANTED TO INTERESTED
                                   PARTIES, AS FOLLOWS:

                                                                                 YEAR ENDED DECEMBER 31,
                                                                 -----------------------------------------------------
                                                                    2003            2003          2002           2001
                                                                 ----------      ----------    ----------     ----------
                                                                 CONVENIENCE
                                                                 TRANSLATION
                                                                 -----------
                                                                   US$'000                  (IN THOUSAND NIS)
                                                                 -----------     ---------------------------------------
                                          PAYMENTS TO  DIRECTORS:
                                            Non-employee -
                                             Cost                        72             316          231           279
                                                                      -----          -----         -----         -----
                                             Number of recipients         5               5            4             4
                                                                      -----          -----         -----         -----

                                            Employed -
                                             Cost                     1,582          6,926         7,214         5,343
                                                                      -----          -----         -----         -----
                                             Number of recipients         3              3             4             3
                                                                      -----          -----         -----         -----

                                   B.     PARTICIPATION IN JOINT
                                            EXPENSES (see Note
                                            16A(4))                     444          1,946         1,932         1,582
                                                                      -----          -----         -----         -----

                            (II) See Note 16A(3) above and item (8) below.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 19 -         RELATED AND INTERESTED PARTIES (CONT.)

              A.     TRANSACTIONS (CONT.)

                     (1)    COMPONENTS (CONT.)

                            (III) In respect of an agreement signed between a consolidated subsidiary (S.L.S.) and a company in Control Centers Group. The agreement was approved by the company's shareholder meeting and the closing of the agreement took place in June 2003.

                                   As of December 31,2003, there is a guarantee for the quality of the work in the amount of $ 1.6 million, received by SLS from Control Centers.

                                   The receipt of approval regarding completion of the project is contingent upon the local authorities receiving a bank guarantee as security for the payment of betterment tax in the amount of $1 million. The legal liability to make this payment is being discussed in an arbitration process between Marina Herzliya Limited Partnership Ltd. (a company of the Control Center Group) and the local authority. Management of SLS, on the basis of an opinion of its professional advisors on this matter, has assessed that it will not incur any significant costs in respect thereto.

                     (2) In December 2003 the General Meeting of the Company's shareholders approved a three-year employment contract of the Chairman of the Board, retroactively from August 1, 2003, according to which he agreed to devote at least 80% of his time as the Company's active chairman. The chairman's employment period with Europe Israel (MMS) Ltd. (the Company's parent) would be counted towards his total years of seniority with the Company for all intents and purposes.

                            EIL undertook in the agreement to transfer to the Company's ownership the amounts deposited in compensation funds, in order to cover the rights accumulated during the period of his employment at EIL.

                     (3) As for shares and options allotted to interested parties - see Notes 8B.(1)-(2) and 17B. above.

                     (4) Warrants allocated to the Chairman of the Board of Directors - see Note 17.D. above. In October 2002, the exercise conditions in respect of these warrants were changed, from a price of NIS 40.0 per warrant (linked to the increase in the exchange rate of the NIS versus the dollar) to a price of NIS 44.0 (unlinked). The computed theoretical economic value of the offered warrants, based on the "Black and Scholes" model, stands as of October 8, 2002 (the date of the Board of Directors' resolution concerning the change in the exercise conditions) at NIS 0.7 million (computed based on a 40% annual standard deviation and an annual capitalization rate of 9%). The closing price of the Company's share on the Tel Aviv Stock Exchange and on the NASDAQ directly prior to the Board of Directors' resolution concerning the new exercise price was respectively NIS 23.54 and $4.7.

                     (5) The directors and officers of the Company and in Group companies (and in companies these directors serve on behalf of the Company) are covered through October 2004 by insurance of up to $ 40 million, within the framework of a joint insurance policy for the EIL Group companies. Each Group company bears 33% of the pro-rata insurance cost. In December 2003 the meeting of the Company's shareholders approved, in addition, as a framework resolution effective until December 31, 2008, coverage of the liability of the Chairman of the Company's Board of Directors under such policies as in effect from time to time, subject to the limitations established in the resolution.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 19 -         RELATED AND INTERESTED PARTIES (CONT.)

              A.     TRANSACTIONS (CONT.)

                     (6)    As for the directors indemnification - see Note 18C.
                            (2) and (3) above.

                     (7) EIL acquired "Run off" coverage for itself, the Company and Elscint, up to a limit of $ 20 million beyond the coverage of $ 40 million included in the additional policies, up to a six-year period. The premium for this coverage would be $ 0.81 million for the entire six years (33% for each company). This insurance covers officers in respect of events occurring prior to this date so long as unreported and unknown in May 1999.

                     (8) Subsidiaries receive, from time to time, aviation services from Jet Link Ltd. (a company controlled by Control Centers) in exchange for a payment based on the latter's price list, net of a discount of 5%.

                     (9) The Company and Elscint lease office space from Control Centers at market prices.


              B.     BALANCES

                                                                     CONSOLIDATED                           COMPANY
                                                       -----------------------------------------    -----------------------
                                                                                    DECEMBER 31
                                                       --------------------------------------------------------------------
                                                          2003            2003          2002           2003          2002
                                                       -----------    ------------   ----------     ----------     ---------
                                                       CONVENIENCE
                                                       TRANSLATION
                                                       -----------
                                                         US$'000                         (IN THOUSAND NIS)
                                                       -----------         ------------------------------------------------
                     ASSETS:
                     Trade accounts
                       receivable                     1,765           7,729          4,242         4,339           -
                     Investment in loans and
                       capital notes                     -              -              -         334,190        323,141

                     LIABILITIES:
                     Long-term loans and
                       liabilities                       -              -              -          15,257         17,238

              C.     Commitments - see Note 16A above.

              D.     Liens and guarantees - see Note 16D.

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

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 20 -     BUSINESS AND GEOGRAPHIC SEGMENTS

                  DATA REGARDING BUSINESS SEGMENTS - CONSOLIDATED

                  A.     PRIMARY REPORTING

                                               COMMERCIAL                 R&D AND
                                                  AND                     VENTURE
                                              ENTERTAINMENT                CAPITAL          HOTEL
                                                 CENTERS      HOTELS     INVESTMENTS        LEASE      OTHER       TOTAL
                                             --------------   --------   -----------       -------    --------     ------
                                                               (IN THOUSAND NIS)
                                             -------------------------------------------------------------------------------
                     YEAR ENDED
                       DECEMBER 31 2003:

                     REVENUES                    347,056      189,205            -            13,495     -         549,756
                                             ============   ==========     ========       ===========   ===       =========

                     OPERATING INCOME
                       (LOSS)
                       BY SEGMENT                 88,842          533       (54,609)           9,985      -         44,751
                                             ============   ==========     ========       ===========   ===
                     Plus (less) unallocated
                       expenses:

                        General and
                         administrative
                         expenses                                                                                  (39,672)
                        Financial
                         expenses, net                                                                            (211,822)
                        Other income, net                                                                           34,652
                                                                                                                  ---------

                     LOSS BEFORE INCOME TAXES                                                                     (172,091)

                     Tax benefit                                                                                    20,217
                                                                                                                  ---------

                     LOSS AFTER TAXES                                                                             (151,874)

                     Company's share in
                       income of affiliates                                 (20,951)                               (20,951)
                                                                           =========

                     Minority interest in
                       results of
                       subsidiaries, net                                                                            48,671
                                                                                                                  ---------

                     INCOME FROM CONTINUING
                       OPERATIONS                                                                                 (124,154)

                     INCOME  FROM
                       DISCONTINUING
                       OPERATION                                                                                   12,073
                                                                                                                 ---------

                     LOSS                                                                                        (112,081)
                                                                                                                 =========
                     PURCHASE COST OF
                       SEGMENT FIXED AND
                       INTANGIBLE ASSETS (*)     378,827      173,744      2,157        2,186
                                             ============   ==========   ========    ===========
                     DEPRECIATION AND
                       AMORTIZATION OF
                       SEGMENT ASSETS            104,471      34,619       5,304        2,994
                                             ============   ==========   ========    ===========
                     PROVISION
                       FOR IMPAIRMENT OF
                       INVESTMENTS AND ASSETS      6,417      15,597        -             -
                                             ============   ==========   ========    ===========
                     DECEMBER 31 2003:

                     SEGMENT ASSETS (*)        3,428,492   1,270,257     156,038      119,979                  4,974,766
                                             ============   ==========   ========    ===========
                     UNALLOCATED ASSETS                                                                          553,029
                                                                                                              -----------

                                                                                                               5,527,795
                                                                                                              ===========

                     EQUITY METHOD
                       INVESTMENT                27,321                   58,305                                  85,626
                                             ============                ========                             ==========
                     SEGMENT LIABILITIES         81,875      53,147       20,918        7,718                    163,658
                                             ============   ==========   ========    ===========

                     UNALLOCATED LIABILITIES                                                                   3,938,885
                                                                                                              ----------
                                                                                                               4,102,543
                                                                                                              ==========

               (*) As for the balance of, and transactions in, assets under construction during the reporting year - see Note 9A., above.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 20 -     BUSINESS AND GEOGRAPHIC SEGMENTS (CONT.)

              DATA REGARDING BUSINESS SEGMENTS - CONSOLIDATED (CONT.)

              A.     PRIMARY REPORTING (CONT.)

                                                COMMERCIAL                     R&D AND
                                                   AND                         VENTURE
                                               ENTERTAINMENT                   CAPITAL
                                                  CENTERS         HOTELS     INVESTMENTS         OTHER       TOTAL
                                             ----------------    --------   -------------       -------    ---------
                                                                  (IN THOUSAND NIS)
                                             -------------------------------------------------------------------------
                     YEAR ENDED
                       DECEMBER 31 2002:

                     REVENUES                        279,776       206,679         -             1,509        487,964
                                                 ============   ==========      ========      ===========   =========
                     OPERATING INCOME (LOSS)
                       BY SEGMENT                     61,101         1,044       (40,325)         (390)        21,430
                                                 ============   ==========      ========      ===========
                     Plus (less) unallocated
                       expenses:

                        General and
                         administrative
                         expenses                                                                             (39,705)
                        Financial income, net                                                                  (5,440)
                        Other income, net                                                                       9,504
                                                                                                            ---------

                     LOSS BEFORE INCOME TAXES                                                                 (14,211)

                     Income taxes                                                                             (21,711)
                                                                                                            ---------

                     LOSS AFTER TAXES                                                                         (35,922)

                     Company's share in
                       income of affiliates                                       (2,906)                      (2,906)
                                                                                ========
                     Minority   interest in
                       results of
                       subsidiaries, net                                                                       24,490
                                                                                                            ---------

                     LOSS FROM CONTINUING
                       OPERATIONS                                                                             (14,338)

                     INCOME FROM A
                       DISCONTINUING OPERATION                                                                 54,752
                                                                                                            ---------

                     NET INCOME                                                                                40,414
                                                                                                            =========

                     PURCHASE COST OF
                      SEGMENT FIXED AND
                       INTANGIBLE ASSETS (**)        789,958        51,016       13,137
                                                 ============   ==========     ========

                     DEPRECIATION AND
                       AMORTIZATION OF SEGMENT
                       ASSETS                         85,532        51,576       20,580
                                                 ============   ==========     ========
                     PROVISION FOR IMPAIRMENT
                       OF INVESTMENTS                  9,714        16,019       15,178
                                                 ============   ==========     ========
                     DECEMBER 31 2002:

                     SEGMENT ASSETS (*)            3,040,220     1,157,125      156,412                     4,353,757
                                                 ============   ==========     ========
                     UNALLOCATED ASSETS                                                                     1,382,263
                                                                                                            ---------

                                                                                                            5,736,020
                                                                                                            =========

                     EQUITY METHOD INVESTMENT         -             -            96,232                        96,232
                                                 ============   ==========     ========                     =========
                     SEGMENT LIABILITIES             107,400        52,702       20,305                       180,407
                                                 ============   ==========     ========

                     UNALLOCATED LIABILITIES                                                                4,007,411
                                                                                                            ---------
                                                                                                            4,187,818
                                                                                                            =========

                     (*) As for the balance of, and transactions in, assets under construction during the reporting year - see
                            Note 9A., above.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 20 -     BUSINESS AND GEOGRAPHIC SEGMENTS (CONT.)

              DATA REGARDING BUSINESS SEGMENTS - CONSOLIDATED (CONT.)

              A.     PRIMARY REPORTING (CONT.)

                                                COMMERCIAL                   R&D AND
                                                   AND                       VENTURE
                                               ENTERTAINMENT                  CAPITAL
                                                  CENTERS         HOTELS    INVESTMENTS         OTHER          TOTAL
                                             ----------------    --------  -------------       -------       ---------
                                                                  (IN THOUSAND NIS)
                                             -------------------------------------------------------------------------
                     YEAR ENDED
                       DECEMBER 31 2001:

                     REVENUES                       132,212        139,226         -             10,030     281,468
                                                 ============   ==========     =========      ===========  =========
                     OPERATING INCOME (LOSS)
                       BY SEGMENT                    46,403          5,575       (35,207)         2,494      19,265
                                                 ============   ==========     =========      ===========
                     Plus (less) unallocated
                       expenses:

                        General and
                         administrative
                         expenses                                                                           (38,605)
                        Financial income, net                                                               101,559
                        Other income, net                                                                    34,076
                                                                                                           ---------

                     INCOME BEFORE INCOME TAXES                                                             116,295

                     Income taxes                                                                           (13,596)
                                                                                                           ---------

                     INCOME AFTER TAXES                                                                     102,699

                     Company's share in
                       income of affiliates                                       (9,712)                    (9,712)
                                                                               =========

                     Minority   interest in
                       results of
                       subsidiaries, net                                                                     (5,915)
                                                                                                           ---------

                     INCOME  FROM CONTINUING
                       OPERATIONS                                                                            87,072

                     INCOME FROM DISCONTINUING
                       OPERATION                                                                             18,759
                                                                                                           ---------

                     NET INCOME                                                                             105,831
                                                                                                           =========

                     PURCHASE COST OF
                      SEGMENT FIXED AND
                       INTANGIBLE ASSETS            531,149        339,392        56,242
                                                 ============   ==========     =========

                     DEPRECIATION AND
                       AMORTIZATION OF SEGMENT
                       ASSETS                        30,606         18,214        22,042
                                                 ============   ==========     =========
                     PROVISION FOR IMPAIRMENT
                       OF INVESTMENTS                 -              -            17,373
                                                 ============   ==========     =========

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 20 -         BUSINESS AND GEOGRAPHIC SEGMENTS (CONT.)

                  DATA REGARDING BUSINESS SEGMENTS - CONSOLIDATED (CONT.)

                  B.     SECONDARY REPORTING

                                                      REVENUES BY GEOGRAPHICAL MARKETS
                                                      ---------------------------------
                                                      2003          2002           2001
                                                      ----          ----           ----
                                                              (IN THOUSAND NIS)
                                                      ---------------------------------
                     Israel                        20,106          1,509        10,030
                     West Europe                  181,668        170,326       107,776
                     East and center Europe       346,200        314,501       162,586
                     Others                         1,782          1,628         1,076
                                                  -------        -------       --------
                                                  549,756        487,964       281,468
                                                  =======        =======       ========

                                                                                     PURCHASE COST OF SEGMENT FIXED AND
                                                        SEGMENT ASSETS                        INTANGIBLE ASSETS
                                                      2003          2002              2003           2002          2001
                                                     ------       -------            ------         ------        ------
                                                      (IN THOUSAND NIS)                       (IN THOUSAND NIS)
                                                  -------------------------          ------------------------------------
                     Israel                         769,450        471,305        216,716        125,294        131,950
                     West Europe                  1,245,573      1,147,750        171,570        94,699         125,703
                     East and center Europe       2,927,218      2,708,557        168,628        629,775        668,502
                     Others                          32,525         26,145           -             5,710          7,571
                                                  ---------      ---------      ---------       --------       --------
                                                  4,974,766      4,353,757        556,914        855,478        933,726
                                                  =========      =========      =========       ========       ========


NOTE 21 -     DISCONTINUING OPERATIONS

              A. On December 31, 2002 Elscint sold to third party (on the basis of agreement signed on November 13, 2002) all the manufacturing, assembling, engineering and integrating of assemblies and sub assemblies (mainly for medical imaging equipment) which were preformed through its Maalot facility in northern Israel ("the plant".) According to the agreement, Elscint sold to the purchaser the plant's assets as defined in the agreement. In addition, the purchaser assumed certain liabilities in respect of the plant except for liabilities for claims and disputes that arise out of facts and circumstances which accrued or arose prior to the closing date of the transaction as defined in the agreement. The proceeds were determined based on the net book value of the plant as of December 31, 2002 plus goodwill in fixed amount. Regarding indemnity that the purchaser received from Elscint - See Note 16 C (3).

                     Upon completion of the transaction the activity of Elscint in the sub-assemblies and components segment, in particular, and in the medical imaging area, in general has been discontinued. As a result, the assets and liabilities, which relate to the discontinuing operation, were included in separate categories in the balance sheet "assets/liabilities relating to discontinuing operation". In addition, the transactions and cash flows relating to the aforesaid operation were included in a separate category in the statement of operations "income from discontinuing operation" and in the statement of cash flows "cash flows related to discontinuing operation", respectively.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 21 - DISCONTINUING OPERATIONS (CONT.)

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

          The corresponding amounts in the statement of operations reflect primarily settlements or resolution of lawsuits and/or claims relating to the ultrasound, CT and MRI businesses and their ultimate sale by Elscint and the sub-assemblies and component business, as detailed in Section A. above.

     C. Following is the break-down of assets, liabilities, income and expenses relating to the discontinuing operations:

                                                          DECEMBER 31,
                                                      -------------------
                                                        2003          2002
                                                      -------       -------
                                                        (IN THOUSAND NIS)
                                                      ---------------------
          CURRENT ASSETS
           Trade accounts receivable                    3,026       102,796

          LONG-TERM INVESTMENTS AND RECEIVABLES        13,202         9,188
                                                      -------       -------
                                                       16,228       111,984
                                                      =======       =======

          CURRENT LIABILITIES
           Trade accounts payable                      82,751       109,690

          LONG-TERM LIABILITIES                            51           317
                                                      -------       -------
                                                       82,802       110,007
                                                      =======       =======

                                                               YEAR ENDED DECEMBER 31,
                                                          --------------------------------
                                                            2003        2002        2001
                                                          --------    --------    --------
                                                                 (IN THOUSAND NIS)
                                                          --------------------------------
          Revenues                                            --       422,056     393,366
          Cost of revenues                                    --       370,148     360,187
                                                          --------    --------    --------
                                                              --        51,908      33,179

          Marketing and selling expenses                      --        (1,075)       (962)
          General and administrative expenses                 --        (8,580)    (12,165)
                                                          --------    --------    --------

          OPERATING INCOME BEFORE FINANCING INCOME, NET       --        42,253      20,052

          Financing income (expenses), net                   6,463      (5,625)        (15)
          Other income, net                                 10,600      15,205      11,865
                                                          --------    --------    --------
                                                            17,063      51,833      31,902

          Gain on sale of activity                            --        37,149        --
                                                          --------    --------    --------
                                                            17,063      88,982      31,902

          Minority interest                                 (4,990)    (34,230)    (13,143)
                                                          --------    --------    --------

          NET INCOME FROM DISCONTINUING OPERATIONS          12,073      54,752      18,759
                                                          ========    ========    ========

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 22 - FINANCIAL INSTRUMENTS

     A.   CURRENCY RISKS

          LINKAGE-BASIS REPORT AS OF DECEMBER 31, 2003 (IN MILLION NIS):

FUNCTIONAL CURRENCY(1):                    NIS                                            (POUND)
-----------------------     -----------------------------------------------------   ----------------------
                                                                           UN-                     UN-
LINKAGE CURRENCY(3):            $          [euro]         (POUND)         LINKED     [euro]       LINKED
--------------------        ---------    ---------       ---------      ---------   ---------    ---------
CURRENT ASSETS:
Cash and cash equivalents          66            8              26              5        --              4
Short-term deposits and
  investments                     191         --              --               46        --             10
Receivables and trade
  accounts receivable              15          (11)           --               24        --             13
Inventories                      --           --              --             --          --           --
                            ---------    ---------       ---------      ---------   ---------    ---------
                                  272           (3)             26             75        --             27
                            ---------    ---------       ---------      ---------   ---------    ---------
LONG-TERM INVESTMENTS AND
 RECEIVABLES:
Deposits, debentures and
  long-term loans and
  receivables                       4         --              --                4        --              5
Investments in investees
  and others:
    Shares                         31          263            --              921        --           --
    Loans                         647          489             100           --          --           --
FIXED ASSETS:
  Assets related to
   discontinuing
   operation                        1            5            --               10        --           --
                            ---------    ---------       ---------      ---------   ---------    ---------
                                  683          757             100            935        --              5
                            ---------    ---------       ---------      ---------   ---------    ---------
TOTAL ASSETS                      955          754             126          1,010        --             32
                            =========    =========       =========      =========   =========    =========
CURRENT LIABILITIES:
Short-term borrowings             222           16(4)           38(4)           3        --              1
Payables and trade
  accounts payable                 33            7               3             43        --             42
                            ---------    ---------       ---------      ---------   ---------    ---------
                                  255           23              41             46        --             43
                            ---------    ---------       ---------      ---------   ---------    ---------
LONG-TERM LIABILITIES:
  Group companies                  43         --              --             --           148           60
   Others                         434          194              43             27        --            485
ACCRUED SEVERANCE PAY            --           --              --             --          --           --
LIABILITIES RELATED TO
  DISCONTINUING
  OPERATIONS                       76            7            --             --          --           --
                            ---------    ---------       ---------      ---------   ---------    ---------
                                  553          201              43             27         148          545
                            ---------    ---------       ---------      ---------   ---------    ---------
MINORITY INTEREST

SHAREHOLDERS' EQUITY

 TOTAL LIABILITIES AND
  EQUITY-BASED RIGHTS             808          224              84             73         148          588
                            =========    =========       =========      =========   =========    =========
 TOTAL ASSETS LESS
  LIABILITIES AND
  EQUITY-BASED RIGHTS (6)         147          530              42            937        (148)        (556)
                            =========    =========       =========      =========   =========    =========

FUNCTIONAL CURRENCY(1):                EC CURRENCIES ([euro])                HUF                  PLZ
-----------------------     -------------------------------------------   --------       -----------------------
                                                                 UN-
LINKAGE CURRENCY(3):            $          HUF      (POUND)     LINKED     [euro]         [euro]            $
--------------------        --------    --------   --------    --------   --------       --------       --------
CURRENT ASSETS:
Cash and cash equivalents          1        --         --            16       --             --             --
Short-term deposits and
  investments                      3        --         --            35       --             --             --
Receivables and trade
  accounts receivable             23        --         --            19          1           --             --
Inventories                     --          --         --          --         --             --             --
                            --------    --------   --------    --------   --------       --------       --------
                                  27        --         --            70          1           --             --
                            --------    --------   --------    --------   --------       --------       --------
LONG-TERM INVESTMENTS AND
 RECEIVABLES:
Deposits, debentures and
  long-term loans and
  receivables                     22        --         --             4       --             --             --
Investments in investees
  and others:
    Shares                        30         547        (44)        324       --             --             --
    Loans                        831        --           60         272        139           --             --
FIXED ASSETS:
  Assets related to
   discontinuing
   operation                    --          --         --          --         --             --             --
                            --------    --------   --------    --------   --------       --------       --------
                                 883         547         16         600        139           --             --
                            --------    --------   --------    --------   --------       --------       --------
TOTAL ASSETS                     910         547         16         670        140           --             --
                            ========    ========   ========    ========   ========       ========       ========
CURRENT LIABILITIES:
Short-term borrowings             11        --         --            72       --             --             --
Payables and trade
  accounts payable                 8        --         --            63          4           --             --
                            --------    --------   --------    --------   --------       --------       --------
                                  19        --         --           135          4           --             --
                            --------    --------   --------    --------   --------       --------       --------
LONG-TERM LIABILITIES:
  Group companies              1,254        --          100         418        214             69            170
   Others                        124        --         --           117      1,363(5)         301(5)          37(5)
                            --------    --------   --------    --------   --------       --------       --------
ACCRUED SEVERANCE PAY           --          --         --          --         --             --             --
LIABILITIES RELATED TO
  DISCONTINUING
  OPERATIONS                    --          --         --          --         --             --             --
                            --------    --------   --------    --------   --------       --------       --------
                               1,378        --          100         535      1,577            370            207
                            --------    --------   --------    --------   --------       --------       --------
MINORITY INTEREST

SHAREHOLDERS' EQUITY

 TOTAL LIABILITIES AND
  EQUITY-BASED RIGHTS          1,397        --          100         670      1,581            370            207
                            ========    ========   ========    ========   ========       ========       ========
 TOTAL ASSETS LESS
  LIABILITIES AND
  EQUITY-BASED RIGHTS (6)       (487)        547        (84)       --       (1,441)          (370)          (207)
                            ========    ========   ========    ========   ========       ========       ========

FUNCTIONAL CURRENCY(1):              ROL              OTHER (2)   RECONCILIATION  T O T A L
-----------------------     ----------------------    ---------       FOR
                                                                 CONSOLIDATION
LINKAGE CURRENCY(3):            $         [euro]                  ADJUSTMENTS   CONSOLIDATED
--------------------        ---------    ---------    ---------   -----------   ------------
CURRENT ASSETS:
Cash and cash equivalents        --           --             37         --              163
Short-term deposits and
  investments                       2         --              4         --              291
Receivables and trade
  accounts receivable            --           --             61          (26)           119
Inventories                      --           --           --              5              5
                            ---------    ---------    ---------    ---------      ---------
                                    2         --            102          (21)           578
                            ---------    ---------    ---------    ---------      ---------
LONG-TERM INVESTMENTS AND
 RECEIVABLES:
Deposits, debentures and
  long-term loans and
  receivables                    --           --             71         --              110
Investments in investees
  and others:
    Shares                       --           --            (19)      (1,946)           107
    Loans                        --           --            110       (2,648)          --
FIXED ASSETS:                    --          4,717        4,717
  Assets related to
   discontinuing
   operation                     --           --           --           --               16
                            ---------    ---------    ---------    ---------      ---------
                                 --           --            162          123          4,950
                            ---------    ---------    ---------    ---------      ---------
TOTAL ASSETS                        2         --            264          102          5,528
                            =========    =========    =========    =========      =========

CURRENT LIABILITIES:
Short-term borrowings             128         --             17          410            918
Payables and trade
  accounts payable               --           --             66           (8)           261
                            ---------    ---------    ---------    ---------      ---------
                                  128         --             83          402          1,179
                            ---------    ---------    ---------    ---------      ---------
LONG-TERM LIABILITIES:
  Group companies                --             61          111       (2,648)          --

   Others                        --           --             99         (384)         2,840
ACCRUED SEVERANCE PAY            --           --           --              1              1
LIABILITIES RELATED TO
  DISCONTINUING
  OPERATIONS                     --           --           --           --               83
                            ---------    ---------    ---------    ---------      ---------
                                 --             61          210       (3,031)         2,984
                            ---------    ---------    ---------    ---------      ---------

MINORITY INTEREST                 471          471
                            ---------    ---------    ---------    ---------      ---------

SHAREHOLDERS' EQUITY              954          954

 TOTAL LIABILITIES AND
  EQUITY-BASED RIGHTS             128           61          293       (1,204)         5,528
                            =========    =========    =========    =========      =========
 TOTAL ASSETS LESS
  LIABILITIES AND
  EQUITY-BASED RIGHTS (6)        (126)         (61)         (29)       1,306           --
                            =========    =========    =========    =========      =========

Notes (1) - (11): see below.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 22 - FINANCIAL INSTRUMENTS (CONT.)

     A.   CURRENCY RISKS (CONT.)

          LINKAGE-BASIS REPORT AS OF DECEMBER 31, 2002 (IN MILLION NIS):

FUNCTIONAL CURRENCY(1):                              NIS                                     (POUND)
-----------------------        ---------------------------------------------------   ----------------------
                                                                            UN-                     UN-
LINKAGE CURRENCY(3):               $        [euro]         (POUND)         LINKED     [euro]       LINKED
--------------------           ---------   ---------      ---------      ---------   ---------    ---------
CURRENT ASSETS:
Cash and cash equivalents             79          62           --               13        --              5
Short-term deposits and
 investments                         581        --             --               31        --              1
Receivables and trade
  accounts receivable               --          --             --               12        --             13
                               ---------   ---------      ---------      ---------   ---------    ---------
                                     660          62           --               56        --             19
                               ---------   ---------      ---------      ---------   ---------    ---------
LONG-TERM INVESTMENTS AND
 RECEIVABLES:
Deposits, debentures and
  long-term
 loans and receivables               257        --             --               44        --           --
Investments in investees and
  others:
  Shares                              10         338           --            1,120        --           --
  Loans                              953         138             89             20        --           --
FIXED AND OTHER ASSETS
Assets related to
  discontinuing
 operation                            99           4           --                9        --           --
                               ---------   ---------      ---------      ---------   ---------    ---------
                                   1,319         480             89          1,193        --           --
                               ---------   ---------      ---------      ---------   ---------    ---------
TOTAL ASSETS                       1,979         542             89          1,249        --             19
                               =========   =========      =========      =========   =========    =========
CURRENT LIABILITIES:
Short-term borrowings                822         183(4)          78(4)          19        --             81
Payables and trade accounts
  payable                             20           1           --               52        --             34
                               ---------   ---------      ---------      ---------   ---------    ---------
                                     842         184             78             71        --            115
                               ---------   ---------      ---------      ---------   ---------    ---------
LONG-TERM LIABILITIES:
  Group companies                     25          10           --               11         174           73
   Others                            348        --             --                4        --            250
Liabilities related to
  discontinuing
 operations                           97          10           --                3        --           --
                               ---------   ---------      ---------      ---------   ---------    ---------
                                     470          20           --               18         174          323
                               ---------   ---------      ---------      ---------   ---------    ---------
MINORITY INTEREST

SHAREHOLDERS' EQUITY

 TOTAL LIABILITIES AND
  EQUITY-BASED
   RIGHTS                          1,312         204             78             89         174          438
                               =========   =========      =========      =========   =========    =========
 TOTAL ASSETS LESS
  LIABILITIES AND
   EQUITY-BASED RIGHTS (8)           667         338             11          1,160        (174)        (419)
                               =========   =========      =========      =========   =========    =========

FUNCTIONAL CURRENCY(1):                    EC CURRENCIES ([euro])              HUF                    PLZ
-----------------------        -------------------------------------------   --------       -----------------------
                                                                    UN-
LINKAGE CURRENCY(3):               $          HUF     (POUND)      LINKED     [euro]         [euro]            $
--------------------           --------    --------   --------    --------   --------       --------       --------
CURRENT ASSETS:
Cash and cash equivalents             2        --         --             7       --             --             --
Short-term deposits and
 investments                         22        --         --            28          7           --             --
Receivables and trade
  accounts receivable                24        --            1          32       --             --             --
                               --------    --------   --------    --------   --------       --------       --------
                                     48        --            1          67          7           --             --
                               --------    --------   --------    --------   --------       --------       --------
LONG-TERM INVESTMENTS AND
 RECEIVABLES:
Deposits, debentures and
  long-term
 loans and receivables               26        --         --            18          8           --             --
Investments in investees and
  others:
  Shares                             78         534        (37)        189       --             --             --
  Loans                             903        --           73         299         47           --             --
FIXED AND OTHER ASSETS
Assets related to
  discontinuing
 operation                         --          --         --          --         --             --             --
                               --------    --------   --------    --------   --------       --------       --------
                                  1,007         534         36         506         55           --             --
                               --------    --------   --------    --------   --------       --------       --------
TOTAL ASSETS                      1,055         534         37         573         62           --             --
                               ========    ========   ========    ========   ========       ========       ========
CURRENT LIABILITIES:
Short-term borrowings               118        --         --            69       --             --                1
Payables and trade accounts
  payable                             2        --         --            48          5           --             --
                               --------    --------   --------    --------   --------       --------       --------
                                    120        --         --           117          5           --                1
                               --------    --------   --------    --------   --------       --------       --------
LONG-TERM LIABILITIES:
  Group companies                 1,595        --           89          87        172             49            216
   Others                          --          --         --           120      1,192(5)         242(5)          36(5)
Liabilities related to
  discontinuing
 operations                        --          --         --          --         --             --             --
                               --------    --------   --------    --------   --------       --------       --------
                                  1,595        --           89         207      1,364            291            252
                               --------    --------   --------    --------   --------       --------       --------
MINORITY INTEREST

SHAREHOLDERS' EQUITY

 TOTAL LIABILITIES AND
  EQUITY-BASED
   RIGHTS                         1,715        --           89         324      1,369            291            253
                               ========    ========   ========    ========   ========       ========       ========
 TOTAL ASSETS LESS
  LIABILITIES AND
   EQUITY-BASED RIGHTS (8)         (660)        534        (52)        249     (1,307)          (291)          (253)
                               ========    ========   ========    ========   ========       ========       ========

FUNCTIONAL CURRENCY(1):           ROL        OTHER (2)   RECONCILIATION   T O T A L
-----------------------        ---------    ---------         FOR
LINKAGE CURRENCY(3):               $                     CONSOLIDATION   CONSOLIDATED
--------------------           ---------    ---------    -------------   ------------
CURRENT ASSETS:
Cash and cash equivalents              2           41          --               211
Short-term deposits and
 investments                        --              8          --               678
Receivables and trade
  accounts receivable               --             84           (44)            122
                               ---------    ---------     ---------       ---------
                                       2          133           (44)          1,011
                               ---------    ---------     ---------       ---------
LONG-TERM INVESTMENTS AND
 RECEIVABLES:
Deposits, debentures and
  long-term
 loans and receivables              --             37           (41)            349
Investments in investees and
  others:
  Shares                            --            (16)       (2,115)            101
  Loans                             --            122        (2,644)           --
FIXED AND OTHER ASSETS              --          4,164         4,164
Assets related to
  discontinuing
 operation                          --           --            --               112
                               ---------    ---------     ---------       ---------
                                    --            143          (636)          4,726
                               ---------    ---------     ---------       ---------
TOTAL ASSETS                           2          276          (680)          5,737
                               =========    =========     =========       =========
CURRENT LIABILITIES:
Short-term borrowings                130         --             131           1,632
Payables and trade accounts
  payable                              1          116           (10)            269
                               ---------    ---------     ---------       ---------
                                     131          116           121           1,901
                               ---------    ---------     ---------       ---------
LONG-TERM LIABILITIES:
  Group companies                     36          122        (2,659)           --
   Others                           --             75           (92)          2,175
Liabilities related to
  discontinuing
 operations                         --           --            --               110
                               ---------    ---------     ---------       ---------
                                      36          197        (2,751)          2,285
                               ---------    ---------     ---------       ---------
MINORITY INTEREST                    489          489
                               ---------    ---------     ---------       ---------
SHAREHOLDERS' EQUITY               1,062        1,062
                               ---------    ---------     ---------       ---------
 TOTAL LIABILITIES AND
  EQUITY-BASED
   RIGHTS                            167          313        (1,079)          5,737
                               =========    =========     =========       =========
 TOTAL ASSETS LESS
  LIABILITIES AND
   EQUITY-BASED RIGHTS (8)          (165)         (37)          399               0
                               =========    =========     =========       =========

Notes (1) - (11): see below.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 22 - FINANCIAL INSTRUMENTS (CONT.)

     A.   CURRENCY RISKS (CONT.)

          LINKAGE-BASIS REPORT AS OF DECEMBER 31, 2003 (IN MILLION NIS):

          NOTES (1) - (11):

          (1)  Adjusted to the CPI in the state of residence.

          (2) Includes linkage currencies which total financial assets or financial liabilities that are denominated therein or linked thereto, do not exceed 5% of total financial assets or financial liabilities, respectively (on a consolidated basis).

          (3) As for investments in investees shares - "linkage currency" means the functional currency of each investee. As for loans to investees, with nature of investment - "linkage currency" means the currency that the loan is denominated in or linked to.

          (4) Primarily loans for financing an investment in an autonomous investee taken in the functional currency of the investees (for hedging, qualified hedges for accounting purposes). The effects of the exchange rates on these loans are charged directly to shareholders' equity and not to the statement of operations.

          (5) The loans are generally linked to the currency in which the commercial center rental fees are denominated or linked thereto. The loans were designated for the financing of the construction (economic hedging, not qualified for accounting purposes).

          (6)  Consists of(7):

FUNCTIONAL CURRENCY(1):                     NIS                             (POUND)               EC CURRENCIES ([euro])
-----------------------  ------------------------------------------    ----------------    ------------------------------------
                                                              UN-                 UN-                                     UN-
LINKAGE CURRENCY(3):        $      [euro]       (POUND)      LINKED    [euro]    LINKED       $        HUF    (POUND)    LINKED
--------------------     ------    ------       ------       ------    ------    ------    ------    ------    ------    ------
Monetary items, net(8)     (488)     (222)(4)      (58)(4)       56      --        (496)      (98)     --        --        (179)
Intercompany balances
  (investment-type
  loans)(9)                 604       489          100         --        (148)      (60)     (423)     --         (40)     (146)
Investments in shares
  of investees(9)            18       263         --            934      --        --          30       547       (44)      324
Non-monetary items,
  net                      --        --           --           --        --        --        --        --        --        --
                         ------    ------       ------       ------    ------    ------    ------    ------    ------    ------
                            134       530           42          990      (148)     (556)     (491)      547       (84)       (1)
                         ======    ======       ======       ======    ======    ======    ======    ======    ======    ======

FUNCTIONAL CURRENCY(1):   HUF                PLZ                       ROL         OTHER(2)  RECONCI-  T O T A L
-----------------------  ------       -------------------       ----------------   --------  LIATION   --------
                                                                                               FOR
                                                                                              CONSO-    CONSO-
LINKAGE CURRENCY(3):     [euro]       [euro]         $             $      [euro]             LIDATION  LIDATED
--------------------     ------       ------       ------       ------    ------    ------   --------  --------
Monetary items, net(8)   (1,366)(5)     (301)(5)      (37)(5)     (126)     --          (9)      (80)   (3,404)
Intercompany balances
  (investment-type
  loans)(9)                 (75)         (69)        (170)        --         (61)       (1)     --        --
Investments in shares
  of investees(9)          --           --           --           --        --         (19)   (1,946)      107
Non-monetary items,
  net                      --           --           --           --        --        --       3,297     3,297
                         ------       ------       ------       ------    ------    ------    ------    ------
                         (1,441)        (370)        (207)        (126)      (61)      (29)    1,271      --
                         ======       ======       ======       ======    ======    ======    ======    ======

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 22 - FINANCIAL INSTRUMENTS (CONT.)

          A.   CURRENCY RISKS (CONT.)

          LINKAGE-BASIS REPORT AS OF DECEMBER 31, 2003 (IN MILLION NIS):

          NOTES (1) - (11):

          (7) THE TABLE ABOVE INCLUDES ITEMS OF ELSCINT (61.53% OF ITS SHARES ARE HELD BY THE COMPANY) AS FOLLOWS:

FUNCTIONAL CURRENCY(1):               NIS                                  (POUND)            EC CURRENCIES ([euro])
-----------------------  -----------------------------------------    -----------------    --------------------------
                                                              UN-                 UN-                           UN-
LINKAGE CURRENCY(3):        $      [euro]       (POUND)      LINKED    [euro]    LINKED       $     (POUND)    LINKED
--------------------     ------    ------       ------       ------    ------    ------    ------    ------    ------
Monetary items, net(8)      (99)     (205)(4)      (58)(4)        4      --        (496)       18      --        (128)
Intercompany balances
  (investment-type
  loans)(9)                 500       232          100         --        (148)      (60)     (501)      (40)       10
Investments in shares
  of investees(9)            11      (255)        --             20      --        --        --         (44)       (6)
Non-monetary items,
  net                      --        --           --           --        --        --        --        --        --
                         ------    ------       ------       ------    ------    ------    ------    ------    ------
                            412      (228)          42           24      (148)     (556)     (483)      (84)     (124)
                         ======    ======       ======       ======    ======    ======    ======    ======    ======

                                                                         RECONCI-
FUNCTIONAL CURRENCY(1):     HUF               ROL            OTHER (2)   LIATION    T O T A L
-----------------------    ------    --------------------    --------      FOR      ---------
                                                                          CONSO-     CONSO-
LINKAGE CURRENCY(3):       [euro]        $        [euro]                 LIDATION   LIDATED
--------------------       ------    --------    --------    --------    --------   ---------
Monetary items, net(8)       --          (126)       --            (8)       --       (1,097)
Intercompany balances
  (investment-type
  loans)(9)                   (26)       --           (61)         (6)       --         --
Investments in shares
  of investees(9)            --          --          --             6         298         24
Non-monetary items,
  net                        --          --          --          --         1,073      1,073
                           ------    --------    --------    --------    --------   --------
                              (26)       (126)        (61)         (8)      1,371       --
                           ======    ========    ========    ========    ========   ========

          (8) Effects of exchange rates and CPI-indexing (inflationary erosion of monetary items, net) are included in the statements of operations.

          (9) Effects of exchange rates on these balances are charged directly to equity and not to the statement of operations.

          (10) EXCHANGE RATES:

FUNCTIONAL                                              EURO ZONE CURRENCIES                              1,000 LEI
CURRENCY:                   NIS                (POUND)       ([euro])         HUF            PLZ             ROL
---------          -------------------------   ------   -------------------- ------   -----------------   ---------
LINKAGE CURRENCY:    $     [euro]    (POUND)   [euro]      $     1,000 HUF   [euro]   [euro]        $         $
-----------------  -----   ------    -------   ------    -----   ---------   ------   ------      -----     -----
DECEMBER 31:
        2003       4.379    5.533     7.849     0.705    0.795      3.813     262.2      4.72      3.74     32.60
                   =====    =====     =====     =====    =====      =====     =====     =====     =====     =====

        2002       4.737    4.969     7.633     0.652    0.952      4.239     235.9      4.02      3.84     33.50
                   =====    =====     =====     =====    =====      =====     =====     =====     =====     =====

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 22 - FINANCIAL INSTRUMENTS (CONT.)

     A.   CURRENCY RISKS (CONT.)

          LINKAGE-BASIS REPORT AS OF DECEMBER 31, 2003 (IN MILLION NIS):

          NOTES (1) - (11):

          (11) CHANGES IN THE CONSUMER PRICE INDEX AND PREVAILING EXCHANGE RATES (%):

                                                            CHANGES IN THE CONSUMER PRICE INDEX (%)
                                    -----------------------------------------------------------------------------------
                                      ISRAEL       ENGLAND     HOLLAND     BELGIUM     HUNGARY     POLAND      RUMANIA
                                    ----------    ---------   ---------   ---------   ---------   ---------   ---------
           YEAR ENDED DECEMBER 31:
                              2003       (1.88)        2.80        1.67        1.74        5.84        1.71       14.24
                                     =========    =========   =========   =========   =========   =========   =========
                              2002        6.49         2.94        3.24        1.37        5.00        0.69       17.80
                                     =========    =========   =========   =========   =========   =========   =========
                              2001        1.40         1.28        4.45        2.18        6.90        3.61       30.30
                                     =========    =========   =========   =========   =========   =========   =========

                                                             CHANGES IN PREVAILING EXCHANGE RATES (%)
                                ---------------------------------------------------------------------------------------------
                                                                   EURO ZONE CURRENCIES                              1,000 LEI
           FUNCTIONAL CURRENCY:             NIS            (POUND)       ([euro])          HUF           PLZ            ROL
           -------------------- -------------------------   ------ --------------------   ------   ----------------  ---------
           LINKAGE CURRENCY:      $       [euro]  (POUND)   [euro]     $     1,000 HUF    [euro]    [euro]     $         $
           -----------------    ------    ------   ------   ------   ------  ---------    ------    ------   ------    ------
           DECEMBER 31:
                   2003          (7.56)    11.34     2.83     8.17   (16.53)   (10.04)    11.16     17.33    (2.56)    (2.70)
                                ======    ======   ======   ======   ======    ======    ======    ======   ======    ======
                   2002           7.27     27.18    19.27     6.71   (16.12)     4.41     (4.23)    14.20    (3.76)     6.01
                                ======    ======   ======   ======   ======    ======    ======    ======   ======    ======

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 22- FINANCIAL INSTRUMENTS

     B. The following table presents a summary of the outstanding currency forward transactions open at December 31, 2003:

          (1)  FORWARD TRANSACTIONS

                                                                   SETTLEMENT           FAIR VALUE
                        AMOUNTS              AMOUNTS          ------------------        RECEIVABLE
                      RECEIVABLE             PAYABLE          DATE            PRICE     (PAYABLE)
                      ----------             -------          ----            -----     ---------
                                                                                         NIS'000
                                                                                         -------
          (i)  (pound) 28.0 million  SF      61.5 million    03.2004          2.1975      (1,115)
          (ii) $       30.7 million  [euro]  25.0 million    03.2004          1.2269      (3,472)
          (iii)HUF    630.0 million  [euro]   2.3 million    04.2004          268.3          381

               (i) and (ii) - Non-hedge transactions; (iii) - Hedge transaction in respect of a commitment for the construction of fixed assets.

          (2) The results of several short-term currency transactions not carried out for hedging purposes, totaling $9 million and settled by the approval date of these financial statements, is immaterial to the Company's business activities.

          (3) As for loans denominated in foreign currency obtained for the purpose of accounting hedging - see item a, comment (4) above. As for loans denominated in foreign currency obtained for general hedging purposes - see item a, comment (5) above.

          (4)  SWAP TRANSACTION

               SHH has entered into a Swap transaction with a bank (which granted it a variable-interest bearing loan for financing the acquisition of a hotel), with respect to the interest rate on the loan principal, in which Elscint's share amounts to 17 million pounds sterling, valid until 2007, in which framework the loan's interest rate will be fixed and stand at 5.8%. Elscint's share in the fair value of the transaction as of December 31, 2003, based on the market valuation of transactions similar to this one (including all its terms), is put at 0.5 million pounds sterling.

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

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 22- FINANCIAL INSTRUMENTS (CONT.)

     D.   CONCENTRATION OF CREDIT RISKS

          Cash and amounts on deposit in Israel and abroad are deposited in banks.

          As for composition of the short and long-term investment portfolio-see Note 4 and Note 8. Such investments are exposed to market-price fluctuation, with the Group affected by fluctuation of the Israeli capital market over which the Group has no control. Such changes may have an impact on the value of these investments upon realization.

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

     E.   INTEREST-RATE RISKS

          As for interest rates - see Notes 3, 4, 8, 11 and 13 above.


NOTE 23 - POST-BALANCE-SHEET EVENTS (UNAUDITED)

     In May 2004, an agreement in principle was signed between Klepierre - a French group of companies engaged in the holding and operation of commercial centers in Europe, and PC, under which Klepierre and a company controlled by it (the "Purchasers") will acquire from PC, subject to fulfilment of certain conditions detailed below, the entire equity and voting rights in companies holding 12 commercial centers in Hungary (excluding an area of 11,160 sq.m. designated for offices in a complex adjacent to the Duna Plaza commercial center in Budapest) (hereinafter - the "Sold Centers"), as well as 50% of the equity and voting rights in a wholly controlled subsidiary of PC, that manages the commercial centers in Hungary (the "Management Company in Hungary"). The remaining 50% of the equity and voting rights in the Management Company in Hungary will be retained by PC. The Purchasers have received a call option, exercisable from the end of 5 years after the transaction closing date, to acquire the remaining 50% of the equity and voting rights, in exchange for a price that will be calculated at the time of the exercise of the option according to a methodology determined in the agreement. Concurrently, PC was granted a put option to require the Purchasers to acquire the same shares, upon the same conditions, in the event that the call option is not exercised.

     The asset value of the 12 Sold Centers and of the Management Company in Hungary was calculated according to the methodology determined in the agreement in principle, based primarily on their revenues (after deduction of certain operating costs and management fees at an agreed rate) and on agreed yield rates, and it was estimated on the date of approval of the agreement in principle at Euro 285 million (NIS 1,570 million). The consideration in cash (to be paid to PC), estimated on the date of approval of the agreement in principle at Euro 90 million (NIS 500 million), was determined on the basis of the asset value of the Sold Centers with the addition of monetary and other assets and less bank liabilities as well as monetary and other liabilities relating to these assets (subject to adjustments that may be required by the end of 60 days from the closing of the transaction, based on the audited financial statements as of June 30,
     2004). As security for a part of other future revenues, PC undertook to provide a bank guarantee for a total of Euro 7 million, which will decrease gradually starting from the fourth year and up to the end of the tenth year from the transaction closing date.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 23 - POST-BALANCE-SHEET EVENTS (UNAUDITED) (CONT.)

     The agreement in principle includes understandings concerning the future acquisition (by the Purchasers) of additional areas on a scope of 12,000 sq.m., which will be built (if at all) by PC on behalf of the Purchasers as an extension of the Duna Plaza commercial center. Construction of the extension and closing of the transaction are conditioned, inter alia, on obtaining regulatory approvals and permits from various government authorities during the period stipulated in the agreement and on operating the areas in conformance with certain operational targets. Subject to fulfilment of the said conditions, construction is expected to take place during the years 2005-2006. The consideration and the rate of performance of the payments will be according to a methodology determined in the agreement and based on the asset value, which is based on the revenues and on an agreed yield rate.

     Following the closing of the transaction, PC will retain ownership of 4 operating commercial centers in Hungary, in respect of which the Purchasers have been granted a first-proposal right for a period of 5 years, as well as office space. PC will retain, in addition, 3 operating commercial centers in Poland that were not included in this agreement in principle.

     The jointly owned Management Company in Hungary will continue to manage the Sold Centers as well as the 4 PC-owned centers in Hungary and the office space in the complex adjacent to the Duna Plaza commercial center in Budapest. The 3 operating commercial centers in Poland are managed by a separate management company that is incorporated in Poland and whose entire equity and voting rights are held by PC.

     The agreement in principle was approved by the Purchasers' competent governance bodies and became, following its approval by the Boards of Directors of both PC and the Company, binding, subject to the performance of due diligence by the Purchasers and the parties' signature on detailed agreements to be worded as agreed by the parties.

     The Company undertook to guarantee the fulfilment of PC's obligations in the detailed agreements.

     The closing of the transaction is expected to occur at the end of July 2004, subject to the aforesaid and to receipt of the financing banks' approval as well as various regulatory approvals, should they be required.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

              LIST OF MAJOR INVESTEE COMPANIES - DECEMBER 31, 2003

                                                                                           RATE OF
                                                                                          (DIRECT AS
                                                                                           WELL AS
                                                                                          INDIRECT)       COUNTRY
                                                                                          OWNERSHIP         OF
NAME OF COMPANY                                          NATURE OF ACTIVITY              AND CONTROL     RESIDENCE
---------------                                          ------------------              -----------     ---------
                                                                                              %
ELSCINT LTD.                               ("Elscint")   Management and operation of        61.53         Israel
                                                         commercial center in the
                                                         Herzeliya Marina; investment
                                                         in companies

   Bea Hotels N.V.                          ("B.H.")     A holding company in the           100.0         Holland
                                                         hotel segment, mainly in
                                                         Europe
   SLS Sails Ltd.                            ("SLA")     Establishment of a commercial      100.0         Israel
                                                         and entertainment center

ELBIT ULTRASOUND B.V. (NETHERLANDS)          ("EUN")     A holding company of the           100.0         Holland
                                                         commercial centers in Central
                                                         and Eastern Europe

   Plaza Centers (Europe) B.V.              ("P.C.")     A holding company of the           100.0         Holland
                                                         commercial centers in Central
                                                         and Eastern Europe
   Insightec - Image Guided Treatment Ltd. ("Insightec") Development of means of            53.8(*)       Israel
                                                         imaging-guided treatment

(*) Taking into account the allotment of shares to employees (for more details see Note 8B.(2)).

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS

          The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Israel ("Israeli GAAP"), which differ, in certain significant respects, from those generally accepted in the United States ("U.S. GAAP"), as follows:

          A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP

               1.   EFFECT OF INFLATION

                    IN ACCORDANCE WITH ISRAELI GAAP:

                    The consolidated financial statements of the Company are presented in adjusted New Israeli Shekels (NIS). For the basis of presentation and principles of the adjustment - see
                    Note 2.A. For the new Israeli accounting standard (No. 12) regarding discontinuance of adjustment of financial statements - see Note 2V. (1).

                    IN ACCORDANCE WITH U.S. GAAP:

                    The financial statements should be expressed in nominal historical terms. The effect of this difference between measurement on the adjusted basis and on the basis of historical terms, is not required to be included in the reconciliation to the U.S. GAAP financial statements.

               2.   JOINTLY CONTROLLED COMPANIES

                    IN ACCORDANCE WITH ISRAELI GAAP:

                    The financial statements of jointly controlled companies are included in the consolidated financial statements in accordance with the "proportionate consolidation method".

                    IN ACCORDANCE WITH U.S. GAAP:

                    Investments in jointly controlled companies are accounted for by the "equity method". However, use of the proportionate consolidation method is permitted by Securities and Exchange Commission rules for a foreign issuer. Use of proportionate consolidation does not have any effect on the income (loss) and/or shareholders' equity. Differences in classifications or display of items in the balance sheet, in the statement of operations and in the statement of cash flow, that result from using proportionate consolidation, are not required to be included in the reconciliation to the U.S. GAAP financial statements. However, summarized data on a pro forma basis, regarding reporting differences between the proportionate consolidation method and the equity method, provided in B3 below.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

               3.   CURRENT AND DEFERRED TAX

                    A.   DEFERRED TAXES IN RESPECT OF INFLATION ADJUSTMENT

                         IN ACCORDANCE WITH ISRAELI GAAP:

                         Deferred taxes in respect of inflation adjustments to fixed assets are provided only to the extent that such fixed assets are depreciated over a period not exceeding 20 years.

                         IN ACCORDANCE WITH U.S. GAAP:

                         Deferred taxes are provided on all such inflation adjustments, to the extent that they are temporary differences, regardless of the period through which they will be depreciated or when they will be deductible for tax purposes.

                    B.   DEFERRED TAXES IN RESPECT OF BUSINESS COMBINATION

                         Differences between the assigned value, at the acquisition date, and the book value for tax purposes, of identifiable assets and liabilities of subsidiaries upon acquisition of the investment therein. Tax effect as a result of current charges in tax rates on the provision for deferred taxes previously recorded, is charged directly to the statement of operations.

                         IN ACCORDANCE WITH ISRAELI GAAP:

                         Deferred taxes are recorded for such differences, except for assets for which depreciation is not allowable for tax purposes (e.g. land and similar assets).

                         IN ACCORDANCE WITH U.S. GAAP:

                         Deferred taxes are recorded for the temporary differences mentioned in the preceding paragraph.

                    C. TAX EFFECT ON ITEMS INITIALLY CHARGED OR CREDITED TO SHAREHOLDERS' EQUITY

                         Any related tax effects in respect of items charged or credited directly to shareholders' equity during the current year, should also be allocated directly to equity.

                         IN ACCORDANCE WITH ISRAELI GAAP:

                         Current-year deferred taxes related to prior-years equity items (arising from (a) changes in assessments of recovery of deferred tax assets or (b) changes in tax rates, tax laws, or other measurement factors), should be allocated directly to equity.

                         IN ACCORDANCE WITH U.S. GAAP:

                         SFAS No. 109 prohibits allocation of such tax effects to equity but only to the statement of operations of the current reporting year.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

               4.   COMPENSATION COMPONENT OF OPTION PLAN AND SHARES INCENTIVE
                    PLAN

                    IN ACCORDANCE WITH ISRAELI GAAP:

                    The "compensation component" of stock and option awards (including shares granted to employees, for consideration of loans which the sole security for their repayment is the shares granted, that are treated as options) granted by companies, to their employees and/or directors, is not charged, as compensation expenses in the statement of operations.

                    IN ACCORDANCE WITH U.S. GAAP:

                    The compensation component of such shares and options granted, by each company of the group, to their employees or directors, is treated according to the provisions set forth in APB No. 25. The compensation component is amortized over the period in which each employee performs its services for the company for which the benefit was granted.

                    Regarding the pro forma effect, according to SFAS No. 123, see B.5A.(4) below.

               5. ISSUANCE OF SHARES BY A DEVELOPMENT STAGE INVESTEE, TO A THIRD PARTY

                    IN ACCORDANCE WITH ISRAELI GAAP:

                    The increase in the Company's share of the net asset value of such an investee, as a result of an issuance of shares by the investee to third parties, is recorded as deferred income, which is charged to the statement of operations over a three year period or up to the Company's share in investee's losses during the relevant period, whichever is higher, on an cumulative basis.

                    IN ACCORDANCE WITH U.S. GAAP:

                    The increase in the Company's share in the investee's net asset value, is charged directly to shareholders' equity.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

               6.   IMPLEMENTATION OF THE EQUITY METHOD

                    Investment previously accounted for on the cost basis which becomes qualified for use of the equity method, due to an increase in the level of ownership as a result of acquisition by the Company of additional voting stock of the investee or due to a change in the investor's status because of no longer meeting the applicable Venture Capital Investment Fund conditions, is treated as follows:

                    IN ACCORDANCE WITH ISRAELI GAAP:

                    a. The company (the Investor) should implement the equity method only from the date the investment become qualified for use of the equity method (i.e. from the date the change has occurred) and thereafter. Restatement of previous years' data, presented within the financial statements, is not required or permitted.

                    b. Goodwill is amortized periodically over its respective estimated useful life, and is reviewed periodically, for impairment.

                    IN ACCORDANCE WITH U.S. GAAP:

                    a. The investment, results of operations (current and prior periods presented) and retained earnings of the company, should be adjusted, retroactively, by applying the accounting of step-by-step acquisition of the investee's stock.

                    b. Goodwill related to equity method investees was amortized until January 1, 2002 and from that date the goodwill is no longer amortized but is tested for impairment under the provisions of APB 18.

               7.   TRANSLATION OF PROFIT AND LOSS ITEMS

                    IN ACCORDANCE WITH ISRAELI GAAP:

                    The financial statements of an "autonomous foreign entity" (after adjustment to the Consumer Price Index in the country of its respective residence), are translated into NIS, at the exchange rate as of the balance sheet date ("closing rate"). Commencing January 1, 2004 the accounting treatment will be the same as in accordance with U.S. GAAP (except for an investee in a hyperinflationary environment economy) - see below.

                    IN ACCORDANCE WITH U.S. GAAP:

                    In accordance with FAS No. 52, the transactions included in the statement of operations of an "autonomous foreign entity," are translated at the actual transaction rates or the average rate for the period. The difference between the net profit (loss), translated as mentioned above, and the entity's retained earnings which are translated at the exchange rate as of the balance sheet date, is charged directly to capital reserve for translation adjustments in shareholders' equity.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

               8.   PRE-OPENING COSTS

                    IN ACCORDANCE WITH ISRAELI GAAP:

                    Pre-operating costs in respect of hotels and/or commercial centers operations (mainly - employee training, testing of systems and preparation of the hotels/commercial centers for opening, operation and occupancy) are stated at cost and amortized over a three-year period from commencement of full scale operations.

                    IN ACCORDANCE WITH U.S. GAAP:

                    In accordance with the Statement of Position ("SOP") 98-5 "Reporting on the Costs of Start-up Activities," all costs of start-up activities (pre-opening, pre-operating and organizational costs) are expensed as incurred.

               9.   MARKETABLE SECURITIES

                    Securities deposited in banks that are restricted for current use, are considered as "available for sale" securities.

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

                    IN ACCORDANCE WITH U.S. GAAP:

                    SFAS No. 115 divides marketable securities into three categories:

                    (1) Marketable securities that are acquired and held principally for the purpose of selling them within the near future, are classified as "trading securities" and are reported at their fair value. Unrealized gains and losses are included in the statement of operations.

                    (2) Debt securities that the company has the positive intent and ability to hold to maturity, are classified as "held-to-maturity" securities and are reported at amortized cost.

                    (3) Marketable securities not classified as either "held-to-maturity" securities or "trading securities", are classified as "available-for-sale" securities and are reported at their fair value. Unrealized gains and losses are included in a separate item within the shareholders' equity, and reported as other comprehensive income.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

               10.  CAPITALIZATION OF EXPENSES DURING THE CONSTRUCTION PERIOD

                    IN ACCORDANCE WITH ISRAELI GAAP:

                    a. The amount of financial expenses to be capitalized for qualifying assets is that portion of the financial expenses in real terms, including exchange rate differences, incurred during the assets' construction period.

                    b. Lease payments during the construction period have been capitalized to the cost of the assets.

                    IN ACCORDANCE WITH U.S. GAAP:

                    a. Financial expenses eligible for capitalization for qualifying assets include only interest costs, and do not include exchange rate gains and losses.

                    b. Lease payments are not capitalized as part of the cost of the assets.

               11.  PROVISION FOR IMPAIRMENT LOSS OF LONG LIVED ASSETS

                    Impairment loss on real estate assets used in operations or under construction, when indicators of impairment are present. The assessment of the need for recording an impairment loss regarding long lived assets is as follows:

                    IN ACCORDANCE WITH ISRAELI GAAP:

                    As from January 1, 2003 - based on its estimated net selling price or the estimated value in use based on discounted cash flows expected to be generated by those assets, whichever is higher ("recoverable amount") and to the extent that the carrying amount of the asset exceeds its recoverable amount (through December 31, 2002 - no GAAP differences).

                    IN ACCORDANCE WITH U.S. GAAP:

                    Based on undiscounted future cash flows expected from the holding and use of these assets in accordance with SFAS 144 ("Accounting for the Impairment or Disposal of Long-Lived Assets").

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

               12.  INVESTMENT IN INVESTEE COMPANIES

                    A. REALIZATION OF CAPITAL RESERVE FROM TRANSLATION ADJUSTMENT AS A RESULT OF IMPAIRMENT LOSS RECOGNITION

                         IN ACCORDANCE WITH ISRAELI GAAP:

                         According to the provisions set forth in statement No. 68 of the Institute of Certified Public Accountant in Israel (which were in effect through December 31, 2002), in case of a decline (other than of a temporary nature) that causes the fair value of an investment in an autonomous company (including, subsidiaries) to be less than its carrying amount, a provision for the decline in fair value was provided and was charged, through December 31, 2002, directly against any credit balance in the capital reserves for translation adjustments, previously recorded in respect of this investment. The amount of the required provision in excess of the capital reserve for translation adjustment, was charged to the statement of operations. The provision provided (if any) in respect of an investee in a subsidiary, was attributed (in the consolidated financial statements of the company) to the assets' value of the subsidiary. Commencing January 1, 2003, such a decline is charged directly to the statement of operations.

                         As for reporting periods beginning January 1, 2003 (the date a new accounting standard regarding "Impairment of assets" became effective in Israel - see Note 2N.) there is no difference between Israeli GAAP and U.S. GAAP regarding this issue - see below.

                         IN ACCORDANCE WITH U.S. GAAP:

                         The principles set forth in APB 18, in respect of fair value measurement and loss recognition for a decline in an investment's value, refers to investments in affiliates only (not to subsidiaries).

                         Capital reserves for translation adjustments are realized only upon sale or upon complete or substantially complete liquidation of an investment in a foreign entity. Realization of such capital reserve as a result of recording a provision for a decline in fair value, is prohibited. In respect of subsidiaries - tests and measurements for impairment of the company's share in the subsidiary's equity, is performed on a consolidated basis and is covered by provisions, included in other statements, for measuring assets and/or liabilities. As for impairment of goodwill in subsidiaries - see B. below.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

               12.  INVESTMENT IN INVESTEE COMPANIES (CONT.)

                    B.   AMORTIZATION AND TESTS FOR IMPAIRMENT OF GOODWILL

                         IN ACCORDANCE WITH ISRAELI GAAP:

                         Goodwill is amortized over its estimated useful life, and is reviewed periodically, for impairment.

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

               13.  REALIZATION OF CAPITAL RESERVE FROM TRANSLATION ADJUSTMENTS

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

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

               14.  CONTINGENT CONSIDERATION BASED ON SECURITY PRICE

                    Consideration for a business combination may be contingent on the change in the market price of the shares issued by the acquirer. Under such an agreement, unless the price of the shares issued equals, at least, an agreed amount ("Specified Amount") on a certain date, the acquiring corporation is required to issue additional shares or to transfer cash (at the Company's sole discretion) in order to make the current value of the total consideration equal to the Specified Amount (see Note 17C.).

                    IN ACCORDANCE WITH ISRAELI GAAP:

                    The shares, which are issued unconditionally at the date the transaction is consummated, should be recorded at their market price at such date. The difference between the market price of such shares upon issuance, and the Specified Amount, is recorded as a monetary liability. Changes in the value of the liability, are recorded in the statement of operations for each reporting period.

                    IN ACCORDANCE WITH U.S. GAAP:

                    The shares issued unconditionally at the date the transaction is consummated, should be recorded at the Specified Amount, discounted to its present value. No adjustments are required until the contingency is resolved.

               15. COSTS INCURRED IN CONNECTION WITH AN EXCHANGE OR MODIFICATION OF A DEBT INSTRUMENT BETWEEN AN EXISTING BORROWER AND LENDER

                    IN ACCORDANCE WITH ISRAELI GAAP:

                    Fees paid by the debtor to the creditor ("Fees") or costs incurred with third parties ("Costs") directly related to the exchange or modification of a debt instrument, which is not accounted for as a debt extinguishment, should be accounted as an adjustment to the carrying amount of the new debt, due to the fact that the terms of the old debt and the new debt are not considered substantially different, and are amortized over the remaining term of the replacement or modified debt.

                    IN ACCORDANCE WITH U.S. GAAP:

                    Such expenses are distinguished into two categories:

                    A. Fees paid as part of an exchange or modification, which is not accounted as a debt extinguishment, should be accounted as an adjustment of interest expense and amortized over the remaining term of the replacement or modified debt instrument.

                    B. Costs incurred with third parties, should be expensed as incurred.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

               16.  DERIVATIVE FINANCIAL INSTRUMENTS

                    A. The Company leases its commercial centers under long-term contracts. The leases are denominated, generally, in Euro, most of which are linked to the CPI in Germany (some are denominated in dollars).

                    B. In order to partially hedge the risk of variable rate long term loans, the company and/or its subsidiaries fixed the interest rate by swap transactions.

                    IN ACCORDANCE WITH ISRAELI GAAP:

                    A. Derivatives embedded within non-derivative instruments should not be bifurcated from the host instruments and are treated for accounting purposes together with the host instrument.

                    B. Derivative financial instruments that are designated for hedging cash flows are not presented as assets or liabilities.

                    IN ACCORDANCE WITH U.S. GAAP:

                    A. On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133").

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

                         Derivatives embedded within non-derivative instruments, must be bifurcated from the host instrument and accounted for in accordance with SFAS 133, when the embedded derivative is not clearly and closely related to the host instrument (rental for the use of leased assets and adjustments for inflation on similar property are considered to be clearly and closely related. Thus, the inflation-related derivative embedded in an inflation-indexed lease contract is not bifurcated from the host contract).

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

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

               16.  DERIVATIVE FINANCIAL INSTRUMENTS (CONT.)

                    IN ACCORDANCE WITH U.S. GAAP (CONT.):

                    B. Derivative financial instruments that are designated for hedging cash flows, are stated, according to FAS No. 133, at estimated fair value. Changes in their fair value during the reporting period are charged, when occurred as capital reserve in the shareholders' equity.

               17.  DISCONTINUING OPERATIONS - GAIN RECOGNITION.

                    As for the description of the sale of plant by Elscint ("Ma'alot transaction")- see note 21.A, above.

                    IN ACCORDANCE WITH ISRAELI GAAP:

                    A gain from a sale transaction is recognized only after providing an acceptable level of assurance of the existence and amount of the gain. Gain generation process is deemed to be culminated when: (i) realized (assets are exchanged for cash or claim to cash) or realizable (ii) the seller has substantially accomplished what it must do in order to be entitled to the benefits represented by the gain. The gain from the sale of a business should be recognized, generally, when the following conditions have been satisfied: (i) the seller has transferred to the buyer the significant risks and rewards of ownership; (ii) the seller retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the assets/business sold; (iii) any major uncertainties as to ultimate realization of profit have been removed and the amount of the gain can be measured reliably; and (iv) it is probable that the economic benefits associated with the transaction will flow to the seller and the collection of the sale price is reasonably assured. In light of the above mentioned, the gain was recognized in the Company's 2002 financial statements.

                    IN ACCORDANCE WITH U.S. GAAP:

                    Gain from such sale of business should not be recognized unless all consideration was in the hand of the seller at the balance sheet date. Since in the Ma'alot transaction, a significant portion of the cash consideration was, according to the buyer's request, deposited in escrow, for future release, in order to secure the potential purchase price adjustments, that may be required (if any), the gain on the sale is recognized, for U.S. GAAP purposes, in the Company's 2003 financial statements.

               18.  OTHERS

                    Accumulated immaterial differences regarding issues occurred through December 31, 2002, which have an ongoing impact on current balance sheet items only and not on statements of operations.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

               19.  EARNINGS PER SHARE ("EPS")

                    IN ACCORDANCE WITH ISRAELI GAAP:

                    A. Share options and shares issued to employees for consideration of loans which the sole security for their repayment is the shares granted (that are treated as options) are included in the computation of basic earnings per share only when vested and if their exercise is considered to be probable. In such case basic earnings are adjusted for "notional interest" resulting from such securities. Calculation of the probability is based on the ratio between the market price of the shares and the present value of the exercise price of the options or the present value of the repayment amount of the loans granted for the purchase of such shares, as applicable.

                    B. Shares which will be issued, if and to the extent they will be issued, and whose issuance is contingent on the Company's future share price ("Contingently issuable shares"), are not included in the weighted average number of issued shares for the purpose of both calculating the basic EPS and the diluted EPS.

                    C. Share options (including shares for consideration of loans which the sole security for their repayment is the shares granted), which are unvested and/or whose exercise is not probable, are nevertheless considered as exercised, for the purpose of calculating the diluted earnings per share, in addition to the outstanding and issued shares, whereas the basic earnings are adjusted for "notional interest" resulting out of such option exercised if their effect is dilative.

                    D. In addition to the above, and for the purpose of calculating the diluted earnings per share, the net income of the Company is adjusted for the provision for losses, if any, as a result of a dilution of its shareholding in investees, assuming that all of the investees' convertible securities (including those which are unvested and those whose exercise is not probable) are considered as exercised. In computating, basic EPS, the Company's share in investees' results of operations is taken into account in accordance with the amount, which is included in the financial statements.

                    IN ACCORDANCE WITH U.S. GAAP:

                    A. In accordance with SFAS 128, basic earnings per share is computed on the basis of the weighted average number of shares outstanding during the year, without taking into consideration any convertible securities.

                    B. If all necessary conditions have not been satisfied by the end of the year, the number of contingently issuable shares included in diluted EPS shall be based on the number of shares, if any, that would be issuable if the end of the reporting year were the end of the contingency year and if the result would be dilutive.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

               19.  EARNINGS PER SHARE ("EPS") (CONT.)

                    IN ACCORDANCE WITH U.S. GAAP (CONT.):

                    C. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding during the year, plus the potential dilution of the options exercisable into shares outstanding during the year (including shares issued for consideration of loans which the sole security for their repayment is the shares granted), applying the "treasury stock method".

                    D. The Company's share in the investees' results of operations is computed by multiplying the number of the investee's shares held by the Company by the investee's EPS (basic or diluted).

               20.  RECENTLY ISSUED ACCOUNTING STANDARDS

                    (i) In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51". The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows: (i) Special-purpose entities ("SPEs") created prior to February 1, 2003. The company must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003. (ii) Non-SPEs created prior to February 1, 2003. The company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. (iii) All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The adoption of the provisions applicable to SPEs and all other variable interests obtained after January 31, 2003 did not have any impact on the Company's consolidated financial position, consolidated results of operations, or liquidity.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

               20.  RECENTLY ISSUED ACCOUNTING STANDARDS (CONT.)

                    (ii) In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No.
                         133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative. It also clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and did not have a material impact on the Company's financial statements.

                    (iii) In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company's financial statements.

                    (iv) In September 2002, the EITF issued EITF 00-21,
                         "Accounting for Revenue Arrangements with Multiple Deliverables". EITF 00-21, is effective for the Company for revenue arrangements entered into on or after January 1, 2004. The scope of EITF 00-21 deals with how a company should recognize revenue when it sells multiple products or services to a customer as part of an overall solution. EITF 00-21 provides a framework for determining whether various elements in these types of arrangements involving multiple deliverables should be recognized as each element is delivered or whether amounts should be combined with other undelivered elements and recognized as a single unit.

                         In general, EITF 00-21 provides the following broad criteria for recognizing revenue in multiple element arrangements: (i) Revenue should be recognized separately for separate units of accounting; (ii) revenue for a separate unit of accounting should be recognized only when the arrangement consideration is reliably measurable and the earnings process is complete; and (iii) consideration should be allocated among separate units of measure of accounting in an arrangement based on their relative fair values. The adoption of EITF 00-21 is not expected to have a material effect on the Company's financial position and results of operations.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

               20.  RECENTLY ISSUED ACCOUNTING STANDARDS (CONT.)

                    (v) In December 2003, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 104 ("SAB-104") - Revenue Recognition. This SAB revises or rescinds portions of the interpretative guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting guidance. The principal revisions relate to the rescission of material no longer necessary because of developments outside of the SEC in U.S. generally accepted accounting principles, and the incorporation of certain sections of the SEC's "Revenue Recognition in Financial Statements - Frequently Asked Questions and Answers" document into Topic 13. The adoption of SAB 104 is not expected to have a material effect on the Company's financial position and results of operations.

                    (vi) In March 2004 the Emerging Issues Task Force issued
                         EITF No. 03-1 "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 includes new guidance for evaluating and recording the other than temporary impairment losses on debt and equity investments, within the scope of SFAS 115 and other cost method investments, as well as new disclosure requirements. The accounting guidance of EITF 03-1 is effective for years beginning after June 15, 2004, while the disclosure requirements are effective for annual periods ending after June 15, 2004. Although the Company will continue to evaluate the application of EITF 03-1, management does not currently believe that the adoption of EITF 03-1 will have a material impact on its results of operations or financial position.

                    (vii) In March 2004, the Emerging Issues Task Force
                         published Issue No. 03-6 "Participating Securities and the Two-Class Method under FASB Statement No. 128. Earning Per Share" ("EITF 03-6"). Statement No. 128 indicates that participating securities should be included in basic earning per share ("EPS"), if the effect is dilutive, using either the two-class method or the if-converted method. EITF 03-6 addresses a number of questions regarding the computation of EPS by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earning of the company. The issue clarifies how to determine whether a security (other than common stock) should be considered a "participating security" for purposes of computing EPS. EITF 03-6 is effective for fiscal periods beginning after March 31, 2004. The Company is currently evaluating the impact of implementing EITF 03-6 on the Company's consolidated financial statements.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS

               1.   STATEMENTS OF OPERATIONS:

                    A. THE RECONCILIATION OF NET INCOME (LOSS) IN ACCORDANCE WITH ISRAELI GAAP TO THE LOSS IN ACCORDANCE WITH U.S. GAAP, IS AS FOLLOWS (RECONCILING ITEMS ARE SHOWN NET OF TAXES):

                                                                                YEAR ENDED DECEMBER 31,
                                                                                -----------------------
                                                                      2003            2003          2002           2001
                                                                      ----            ----          ----           ----
                                                                  CONVENIENCE
                                                       SUB-       TRANSLATION
                                                      SECTION       US$'000                    IN THOUSANDS NIS
                                                      -------       -------                    ----------------
Net income (loss) from continuing operations, as
  reported according to Israeli GAAP                                 (28,349)       (124,154)      (14,338)       87,072

Deferred taxes in respect of inflation
  adjustments                                          A3a              (554)         (2,425)       (7,350)       (7,636)
Deferred taxes in respect of business combination      A3b               607           2,660             -          (511)
Tax effect on items initially charged or
  credited to shareholders' equity                     A3c            (1,127)         (4,935)            -             -
Compensation component of option plan and share
  incentive plan                                       A4             (3,305)        (14,473)       (6,972)            -
Issuance of shares by an investee in the
  development stage, to a third party                  A5             (4,663)        (20,417)      (24,823)            -
Implementation of the equity method                    A6              1,180           5,167        (2,185)      (26,221)
Translation of profit and loss items                   A7                  4              16        (7,337)       (5,860)
Pre-opening costs                                      A8                669           2,928         3,789        (7,982)
Marketable securities                                  A9               (752)         (3,291)        2,712        (1,952)
Capitalization of expenses during the
  construction period                                  A10             6,956          30,459        (4,107)      (23,178)
Provision for impairment loss of long lived
  assets                                               A11             3,562          15,597             -             -
Investment in investee companies                       A12              (399)         (1,748)       11,702             -
Realization of capital reserve from translation
  adjustments                                          A13            (7,365)        (32,253)      (30,760)            -
Contingent consideration based on security price       A14              (623)         (2,731)          341         1,599
Costs incurred in connection with an exchange or
  modification of a debt instrument between an
  existing borrower and lender                         A15              (678)         (2,968)            -             -
Derivative financial instruments                       A16            26,486         115,982        23,051       (59,248)
Cumulative effect of a change in accounting
  principles at the beginning of the year                                  -               -             -        (8,576)
Minority-interest in the abovementioned
  reconciliations                                                     (4,020)        (17,596)       (3,362)       12,469
                                                                     -------         -------       -------       -------
Loss from continuing operations according to
  U.S. GAAP                                                          (12,371)        (54,182)      (59,639)      (40,024)

Income from discontinuing operations, net
  according to U.S. GAAP                               A17             7,977          34,931        31,894        18,912
                                                                     -------         -------       -------       -------
Net loss according to U.S. GAAP                                       (4,394)        (19,251)      (27,745)      (21,112)
                                                                     =======         =======       =======       =======

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

               1.   STATEMENTS OF OPERATIONS (CONT.):

                    B. THE RECONCILIATION OF EPS IN ACCORDANCE WITH ISRAELI GAAP TO EPS IN ACCORDANCE WITH U.S. GAAP, IS AS FOLLOWS (RECONCILING ITEMS ARE SHOWN NET OF TAXES):

                                                          YEAR ENDED DECEMBER 31,
                                                          -----------------------
                                            2003             2003            2002           2001
                                            ----             ----            ----           ----
                                         CONVENIENCE
                                         TRANSLATION
                                            US $                            IN NIS
                                            ----                            ------
BASIC EPS ACCORDING TO:
   ISRAELI GAAP:
     Continuing operations                    (1.27)           (5.56)         (0.64)           3.92
     Discontinuing operations                  0.12             0.54           2.45            0.84
                                              -----            -----          -----           -----
                                              (1.15)           (5.02)          1.81            4.76
                                              =====            =====          =====           =====
   U.S. GAAP:
     Continuing operations                    (0.55)           (2.43)         (2.67)          (1.41)
     Discontinuing operations                  0.35             1.57           1.43            0.85
     Cumulative effect of a
       change in accounting
       principles at the
       beginning of the year                   -                -              -              (0.38)
                                              -----            -----          -----           -----
                                              (0.2)            (0.86)         (1.24)          (0.94)
                                              =====            =====          =====           =====

DILUTED EPS ACCORDING TO:

   ISRAELI GAAP                               (1.15)           (5.02)          1.71            4.00
                                              =====            =====          =====           =====
   U.S. GAAP:
     Continuing operations                    (0.55)           (2.43)         (2.77)          (1.41)
     Discontinuing operations                  0.35             1.57           1.42            0.85
     Cumulative effect of a
       change in accounting
       principles at the
       beginning of the year                                                   -              (0.38)
                                              -----            -----          -----           -----
                                              (0.2)            (0.86)         (1.35)          (0.94)
                                              =====            =====          =====           =====

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

               2. THE RECONCILIATION OF THE BALANCE SHEETS PREPARED IN ACCORDANCE WITH ISRAELI GAAP TO U.S. GAAP, IS AS FOLLOWS:

RECONCILIATION AS OF DECEMBER 31, 2003
--------------------------------------

                                    AS REPORTED                            AS PER U.S. GAAP
                                      IN THESE                             ----------------
                                     FINANCIAL                                      CONVENIENCE
                                     STATEMENTS     RECONCILIATIONS                 TRANSLATION
                                     ----------     ---------------                 -----------
                                                  IN THOUSANDS NIS                    US$'000
                                                  ----------------                    -------
Deposits, debentures and long
  term loans and other
  receivables                          110,846             4,199         115,045        26,272
Investments in investees and
  other                                107,561           (25,563)         81,998        18,725
Hotels, commercial centers and
  other fixed assets                 4,629,675           343,217       4,972,892     1,135,622
Other assets and deferred
  expenses                              85,798            29,404         115,202        26,308
Assets related to
  discontinuing operations              16,228                 -          16,228         3,706
Total assets                         5,527,795           351,257       5,879,052     1,342,555

Payables and other current
  liabilities -
Liability for the acquisition
  of shares in subsidiaries             19,132           (19,132)              -             -
Long-term, loans and
  liabilities - Deferred
  income taxes                         111,163           137,591         248,754        56,806
Currency transactions on
  long-term agreements                       -           143,477         143,477        32,765
Liabilities related to
  discontinuing operations              82,802                 -          82,802        18,909
Minority interest                      471,606            17,034         488,640       111,587
Capital reserves                       466,839            98,904         565,743       129,195
Deferred stock based
  compensation                               -           (16,526)        (16,526)       (3,774)
Foreign currency translation
  adjustments                          139,939            99,442         239,381        54,665
Retained earnings                      369,647          (109,531)        260,116        59,401
Total shareholders' equity             953,646            72,289       1,025,935       234,285

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

               2. THE RECONCILIATION OF THE BALANCE SHEETS PREPARED IN ACCORDANCE WITH ISRAELI GAAP TO U.S. GAAP, IS AS FOLLOWS (CONT.):

RECONCILIATION AS OF DECEMBER 31, 2002
--------------------------------------

                                                    AS REPORTED
                                                     IN THESE
                                                     FINANCIAL                           AS PER
                                                    STATEMENTS      RECONCILIATIONS     U.S. GAAP
                                                    ----------      ---------------     ---------
                                                                  IN THOUSANDS NIS
                                                                  ----------------
Investments in investees and other                     100,866           (27,457)          73,409
Hotels, commercial centers and other fixed
  assets                                             4,090,936           231,272        4,322,208
Other assets and deferred expenses                      73,024            26,671           99,695
Assets related  to discontinuing operation             111,984            41,430          153,414
Total assets                                         5,736,020           271,916        6,007,936

Payables and other current liabilities -
Deferred revenues due to decrease in
  percentage holding in development stage
  company                                               11,940           (11,940)               -
Long-term loans and liabilities -  Deferred
  income taxes                                         104,418           117,277          221,695
Liability for the acquisition of shares in
  subsidiaries                                          21,863           (21,863)               -
Currency transactions on  long-term
  agreements                                                 -           224,503          224,503
Liabilities related to  discontinuing
  operations                                           110,007            78,579          188,586
Minority interest                                      486,670           (24,674)         461,996
Receipts on account of options                               -             4,536            4,536
Capital reserves                                       465,766            55,448          521,214
Deferred stock based compensation                            -            (2,374)          (2,374)
Foreign currency translation  adjustments              135,748            54,536          190,284
Retained earnings                                      481,728          (202,112)         279,616
Total shareholders' equity                           1,061,536           (94,502)         967,034

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

               2. THE RECONCILIATION OF THE BALANCE SHEETS PREPARED IN ACCORDANCE WITH ISRAELI GAAP TO U.S. GAAP, IS AS FOLLOWS (CONT.):

         RECONCILIATION AS OF DECEMBER 31, 2003
         --------------------------------------

 ITEM\SUBSECTION           A3A        A3B       A3C        A4         A5         A6         A7        A8         A9
                           ---        ---       ---        --         --         --         --        --         --
                                                               IN THOUSANDS NIS
                                                               ----------------
 Deposits, debentures
   and long term
   loans and other
   receivables
 Investments in
   investees and
   other                                                                       (25,563)
 Hotels, commercial
   centers and other
   fixed assets          36,938     35,876                                                             182
 Other assets and
   deferred expenses     12,779     25,211                                                           (5,228)
 Assets related to
   discontinuing
   operation
 Total assets            49,717     61,087                                     (25,563)              (5,046)
 Payables and other
   current
   liabilities -
 Liability for the
   acquisition of
   shares in
   subsidiaries
 Long-term loans and
   liabilities -
 Deferred income
   taxes                 87,249     58,999
 Currency transaction
   on long term
   Agreements
 Liabilities related
   to discontinuing
   operations
 Minority interest       (5,545)      (220)                                     (2,629)              (1,686)
 Capital reserves                                        38,515      35,642      3,568                           1,454
 Deferred stock based
   compensation                                         (16,526)
 Foreign currency
   translation
   adjustments           (6,334)       (39)     4,935      (304)      9,598     (3,023)    11,902    (1,495)

 Retained earnings      (25,653)     2,347     (4,935)  (21,685)    (45,240)   (23,479)   (11,902)   (1,865)    (1,454)
 Total shareholders'
   Equity               (31,987)     2,308          -         -           -    (22,934)         -    (3,360)         -


 ITEM\SUBSECTION            A10       A11        A12        A13        A14       A15        A16        A18       TOTAL
                            ---       ---        ---        ---        ---       ---        ---        ---       -----
                                                               IN THOUSANDS NIS
                                                               ----------------
 Deposits, debentures
   and long term
   loans and other
   receivables                                                                              4,199                 4,199
 Investments in
   investees and
   other                                                                                                        (25,563)
 Hotels, commercial
   centers and other
   fixed assets           13,160     15,597    68,699                (6,532)              169,433     9,864     343,217
 Other assets and
   deferred expenses                                                            (3,358)                          29,404
 Assets related to
   discontinuing
   operation
 Total assets             13,160     15,597    68,699                (6,532)    (3,358)   173,632     9,864     351,257
 Payables and other
   current
   liabilities -
 Liability for the
   acquisition of
   shares in
   subsidiaries                                                     (19,132)                                    (19,132)
 Long-term loans and
   liabilities -
 Deferred income
   taxes                    (564)         -     6,795                             (390)   (16,037)    1,539     137,591
 Currency transaction
   on long term
   Agreements                                                                             143,477               143,477
 Liabilities related
   to discontinuing
   operations
 Minority interest         4,446      9,909    10,090                                       1,615     1,054      17,034
 Capital reserves                                                    17,141                 2,584                98,904
 Deferred stock based
   compensation                                                                                                 (16,526)
 Foreign currency
   translation
   adjustments             1,844               46,362     60,770     (3,751)              (17,666)   (3,357)     99,442

 Retained earnings         7,434      5,688     5,452    (60,770)      (790)    (2,968)    59,661    10,628    (109,531)
 Total shareholders'
   Equity                  9,278      5,688    51,814          -     12,600     (2,968)    44,579     7,271      72,289

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

               2. THE RECONCILIATION OF THE BALANCE SHEETS PREPARED IN ACCORDANCE WITH ISRAELI GAAP TO U.S. GAAP, IS AS FOLLOWS (CONT.):

                    RECONCILIATION AS OF DECEMBER 31, 2002
                    --------------------------------------

ITEM\SUBSECTION            A3A        A3B        A4         A5         A6         A7         A8          A9
                           ---        ---        --         --         --         --         --          --
                                                          IN THOUSANDS NIS
                                                          ----------------
Investments in
  investees and other                                                (27,457)
Hotels, commercial
  centers and other
  fixed assets           34,900     34,536                                                    180
Other assets and
  deferred expenses      10,674     23,617                                                 (7,620)
Assets related to
  discontinuing
  operation
Total assets             45,574     58,153                           (27,457)              (7,440)
Payables and other
  current liabilities
  -
Deferred revenues due
  to decrease in
  percentage holding
  in development
  stage company                                           (10,837)
Long-term loans and
  liabilities -
Deferred income taxes    79,895     58,726
Liability for the
  acquisition of
  shares in
  subsidiaries
Currency transaction
  on long term
  Agreements
Liabilities related
  to discontinuing
  operations
Minority interest        (6,880)      (221)                   453     (3,743)              (2,030)
Receipts on account
  of options
Capital reserves                                9,387      28,469      2,111                           (1,660)
Deferred stock based
  compensation                                 (2,374)
Foreign currency
  translation
  adjustments            (4,149)       (39)                 6,738      2,415     10,478    (1,118)
Retained earnings       (23,292)      (313)    (7,013)    (24,823)   (28,240)   (10,478)   (4,292)      1,660
Total shareholders'
  Equity                (27,441)      (352)         -      10,384    (23,714)         -    (5,410)          -


ITEM\SUBSECTION            A10        A12        A13        A14        A16        A17        A18       TOTAL
                           ---        ---        ---        ---        ---        ---        ---       -----
                                                          IN THOUSANDS NIS
                                                          ----------------
Investments in
  investees and other                                                                                  (27,457)
Hotels, commercial
  centers and other
  fixed assets           (18,334)     61,784               (6,167)    114,798                 9,575    231,272
Other assets and
  deferred expenses                                                                                     26,671
Assets related to
  discontinuing
  operation                                                                      41,430                 41,430
Total assets             (18,334)     61,784               (6,167)    114,798    41,430       9,575    271,916
Payables and other
  current liabilities
  -
Deferred revenues due
  to decrease in
  percentage holding
  in development
  stage company                                                                              (1,103)   (11,940)
Long-term loans and
  liabilities -
Deferred income taxes       (138)      6,627                          (29,372)                1,539    117,277
Liability for the
  acquisition of
  shares in
  subsidiaries                                            (21,863)                                     (21,863)
Currency transaction
  on long term
  Agreements                                                          224,503                          224,503
Liabilities related
  to discontinuing
  operations                                                                     78,579                 78,579
Minority interest         (5,214)      8,740                                    (14,291)     (1,488)   (24,674)
Receipts on account
  of options                                                                                  4,536      4,536
Capital reserves                                           17,141                                       55,448
Deferred stock based
  compensation                                                                                          (2,374)
Foreign currency
  translation
  adjustments                911      39,217     30,760    (3,386)    (24,009)               (3,282)    54,536
Retained earnings        (13,893)      7,200    (30,760)    1,941     (56,324)  (22,858)      9,373   (202,112)
Total shareholders'
  Equity                 (12,982)     46,417          -    15,696     (80,333)  (22,858)      6,091    (94,502)

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

               2. THE RECONCILIATION OF THE BALANCE SHEETS PREPARED IN ACCORDANCE WITH ISRAELI GAAP TO U.S. GAAP, IS AS FOLLOWS (CONT.):

                    SUBSECTION:

                    A3A. Deferred taxes in respect of inflation adjustments.

                    A3B. Deferred taxes in respect of business combination.

                    A3C. Tax effect on items initially charged or credited to
                         shareholders' equity.

                    A4. Compensation component of option plans and shares incentive plan.

                    A5. Issuance of shares by an investee in the development stage to a third party.

                    A6.  Implementation of the equity method.

                    A7.  Translation of profit and loss items.

                    A8.  Pre-opening costs.

                    A9.  Marketable securities.

                    A10. Capitalization of financial expenses.

                    A11. Provision for impairment loss of long lived assets.

                    A12. Investment in investee companies.

                    A13. Realization of capital reserve from translation
                         adjustments.

                    A14. Contingent consideration based on security price.

                    A15. Costs incurred in connection with an exchange or
                         modification of a debt instrument between an existing borrower and lender.

                    A16. Derivative financial instruments.

                    A17. Discontinuing operations - gain recognition.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

               3.   PROPORTIONATE CONSOLIDATION:

                    Summarized data regarding the differences between the proportionate consolidation method and the equity method:

                                                         DECEMBER 31, 2003
                                                         -----------------
                                           AS REPORTED IN
                                               THESE           EFFECT OF
                                             FINANCIAL       PROPORTIONATE      EQUITY
                                             STATEMENTS      CONSOLIDATION      METHOD
                                             ----------      -------------      ------
                                                          IN THOUSANDS NIS
                                                          ----------------
 BALANCE SHEET:
  Current assets                                   577,687         (42,942)        534,745
  Non- current assets                            4,950,108        (636,878)      4,313,230
  Current liabilities                            1,178,415        (271,398)        907,017
  Non- current liabilities                       2,924,128        (408,422)      2,515,706

  STATEMENT OF OPERATIONS:
  Income from sales and services                   549,756        (153,991)        395,765
  Gross profit                                     175,640         (62,949)        112,691
  Operating profit                                   5,078         (29,051)       (23,973)

  STATEMENT OF CASH FLOWS:
  Net cash used in operating activities            (8,333)         (19,452)       (27,785)
  Net cash provided by investing                   131,443         167,855         299,298
  activities
  Net cash used in financing activities          (174,995)        (155,820)      (330,815)

                                                         DECEMBER 31, 2002
                                                         -----------------
                                           AS REPORTED IN
                                               THESE           EFFECT OF
                                             FINANCIAL       PROPORTIONATE      EQUITY
                                             STATEMENTS      CONSOLIDATION      METHOD
                                             ----------      -------------      ------
                                                          IN THOUSANDS NIS
                                                          ----------------
 BALANCE SHEET:
  Current assets                             1,006,237           (31,512)       974,725
  Non- current assets                        4,729,783          (472,317)     4,257,466
  Current liabilities                        1,901,506          (134,175)     1,767,331
  Non- current liabilities                   2,286,308          (369,654)     1,916,654

  STATEMENT OF OPERATIONS:
  Income from sales and services               487,964          (150,531)       337,433
  Gross profit                                 142,881           (55,524)        87,357
  Operating loss                               (18,275)          (13,781)       (32,056)

  STATEMENT OF CASH FLOWS:
  Net cash used in operating activities         (3,966)           (6,362)       (10,328)
  Net cash used in investing activities       (497,736)           44,098       (453,638)
  Net cash provided by financing               350,100           (36,771)       313,329
  activities

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

               3.   PROPORTIONATE CONSOLIDATION (CONT.):

                    Summarized data regarding the differences between the proportionate consolidation method and the equity method:

                                                        DECEMBER 31, 2001
                                                        -----------------
                                          AS REPORTED IN
                                              THESE           EFFECT OF
                                            FINANCIAL       PROPORTIONATE      EQUITY
                                            STATEMENTS      CONSOLIDATION      METHOD
                                            ----------      -------------      ------
                                                         IN THOUSANDS NIS
                                                         ----------------
STATEMENT OF OPERATIONS:
Income from sales and services                281,468           (93,041)       188,427
Gross profit                                   81,283           (30,771)        50,512
Operating loss                                (19,340)          (11,899)       (31,239)

STATEMENT OF CASH FLOWS:
Net cash provided by operating                 23,222           (16,736)         6,486
activities
Net cash used in investing activities        (953,958)           30,357       (923,601)
Net cash provided by financing                822,674            (8,614)       814,060
activities

          4.   COMPREHENSIVE INCOME (LOSS)

               "Comprehensive income" consists of the change, during the current period, in the Company's shareholders' equity not derived from shareholders' investments or from the distribution of earnings to shareholders (including capital reserve from transaction with controlling shareholders).

                                                                 YEAR ENDED DECEMBER 31
                                            CONVENIENCE           ----------------------
                                            TRANSLATION      2003          2002         2001
                                            -----------      ----          ----         ----
                                              US$'000                IN THOUSANDS NIS
                                              -------                ----------------
 Net loss in accordance with U.S.
    GAAP                                       (4,394)     (19,251)      (27,745)     (21,112)
 Other comprehensive income (loss), after tax:
 Foreign currency translation
    adjustments                                11,212       49,098       173,613       35,871
Unrealized gain from derivative
    instruments                                   590        2,584             -            -
Unrealized gains (losses) from
    securities                                    711        3,114       (2,506)        1,614
Total comprehensive income (loss)               8,119       35,545       143,362       16,373

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

               5.   ADDITIONAL INFORMATION AS REQUIRED BY U.S. GAAP

                    A. THE EFFECT ON PRO FORMA DATA CALCULATED ACCORDING TO SFAS NO. 123 IS AS FOLLOWS:

                         (1) Under the provisions of SFAS No. 123, all option plans and share incentive plan in the Company and in Elscint are recorded in the statement of operations, based on the fair value of the shares or options granted, at the grant date.

                         (2) The Black - Scholes model is used for estimating fair value of such securities (at each applicable measurement date), utilizing the following assumptions:

                                             ELBIT         INSIGHTEC     ELSCINT
                                             -----         ---------     -------
                                        OPTION
                                       PLAN (1)         SHARE INCENTIVE PLAN
                                       --------         --------------------
  a.  Dividend yield (%)                   -             -      -              -
  b.  Risk free interest rate (%)          9             6      4              6
  c.  Expected lives from the
      date of grant (years)                2             5      2-4            5

  d.  Expected volatility (%)             40            24      -             24

                              For pro forma disclosure, the compensation within, the shares and the share options, granted, as estimated, is amortized over the period of the benefit ("vesting period").

                              (1)  See Note 17D.

                         (3) Information relating to shares (in consideration for non-recourse loans) and options granted to employees and directors:

                                 ELBIT              INSIGHTEC      ELSCINT
                                 -----              ---------      -------
                          OPTION
                           PLAN                 SHARE INCENTIVE PLAN
                           ----                 --------------------
  Authorized             350,000      550,000     3,650,000        850,000
                         -------      -------     ---------        -------
  Granted                350,000      547,000     2,760,000        721,000
                         -------      -------     ---------        -------
  Vested                       -      462,000     1,562,000        580,667
                         -------      -------     ---------        -------

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

               5.   ADDITIONAL INFORMATION AS REQUIRED BY U.S. GAAP (CONT.)

                    A. THE EFFECT ON PRO FORMA DATA CALCULATED ACCORDING TO SFAS NO. 123 IS AS FOLLOWS (CONT.):

                         (4) If the cost of the benefit in respect of shares or share options issued to employees under this plan had been computed on the basis of their fair value, in accordance with SFAS No. 123, the effect on net income and earnings per share in accordance with U.S. GAAP would have been as follows:

                                                                YEAR ENDED
                                                                ----------
                                                               DECEMBER 31,
                                                               ------------
                                                           2003           2002
                                                           ----           ----
                                                             IN THOUSANDS NIS
                                                             ----------------
Pro forma net loss (in thousands NIS)                    (19,867)       (29,029)
Pro forma basic earnings per share (in NIS)                (0.89)         (1.30)
Pro forma diluted earnings per share (in NIS)              (0.89)         (1.41)


                    B. VALUATION ALLOWANCE OF DEFERRED TAX ASSETS ACCORDING TO FAS NO. 109:

                         The differences between Israeli GAAP and U.S GAAP as described in paragraph A changed the balance of the valuation allowance as follows:

                                                          DECEMBER 31,
                                                          ------------
                                                    2003             2002
                                                    ----             ----
                                                       IN THOUSANDS NIS
                                                       ----------------

As reported, according to Israeli GAAP            264,531          187,328
Reconciliation as per U.S. GAAP                   (31,888)         (24,132)
                                                  232,643          163,196

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

               5.   ADDITIONAL INFORMATION AS REQUIRED BY U.S. GAAP (CONT.)

                    C.   PRO FORMA INFORMATION

                         I. The following unaudited pro forma information for 2001 presents a summary of consolidated results of operations of the Group for this year, assuming that the transaction to acquire ownership and control in Bucuresti, as mentioned in Note 8B.4.b. above, had occurred at the beginning of the year 2001. Such unaudited information is based on historical financial statements of the acquired company. The pro forma information does not purport to be indicative of the results that actually would have occurred had such acquisition been effected on that dates.

      COMPRISED AS FOLLOWS:

                                                      YEAR ENDED DECEMBER 31
                                                      ----------------------
                                                               2001
                                                               ----
                                                         IN THOUSANDS NIS
                                                         ----------------
                                                            UNAUDITED
                                                            ---------

Revenues                                                       278,666
                                                               -------
Net loss                                                       (20,266)
                                                               -------
Loss per share (basic and diluted)                               (0.90)
                                                               -------

                         II. The following unaudited pro forma information for 2002 and 2001 presents a summary of consolidated results of operations of the Group for these years, assuming that the transaction to acquire ownership and control of three commercial and entertainment centers in Hungary, had occurred at the beginning of each year presented herein. Such unaudited information is based on historical financial statements of the acquired company. The pro forma information does not purport to be indicative of the results that actually would have occurred had such acquisition been effected on that dates.

      COMPRISED AS FOLLOWS:

                                                        YEAR ENDED DECEMBER 31
                                                        ----------------------
                                                      2002                2001
                                                      ----                ----
                                                           IN THOUSANDS NIS
                                                           ----------------
                                                             UNAUDITED
                                                             ---------

Revenues                                            458,591            337,899
Income (loss) from continuing operations            (66,108)            10,933
Net profit (loss)                                   (34,214)            21,269
Basic earning (loss) per share                        (1.53)              0.96
Diluted earning (loss) per share                      (1.65)              0.90

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

               5.   ADDITIONAL INFORMATION AS REQUIRED BY U.S. GAAP (CONT.)

                    D. BUSINESS SEGMENTS (BASED ON ISRAELI GAAP FINANCIAL STATEMENTS)

                                 COMMERCIAL                     R&D
                                     AND                    AND VENTURE
                                ENTERTAINMENT                 CAPITAL       HOTELS
                                    CENTER        HOTELS    INVESTMENTS     LEASE     GENERAL      TOTAL
                                    ------        ------    -----------     -----     -------      -----
                                                             IN THOUSAND NIS
                                                             ---------------
 YEAR ENDED
  DECEMBER 31, 2003:

 Financial income
    (expenses), net (1)           (190,756)        2,564           -        (3,137)   (20,492)   (211,821)
 Other income
    (expenses), net                  2,621       (11,498)       20,092         -       23,437      34,652
 Income taxes                       22,070         6,583           -           -       (8,436)     20,217

YEAR ENDED
 DECEMBER 31, 2002:

 Financial income
    (expenses), net (1)            (29,051)       (4,539)          -           -       28,150      (5,440)

 Other income
    (expenses), net                 (2,234)      (17,433)        9,645         -       19,526       9,504

 Income taxes                      (13,763)        4,862           -           -      (12,810)    (21,711)

YEAR ENDED
 DECEMBER 31, 2001:

 Financial income
    (expenses), net (1)             45,688        (6,271)          -           -       62,142     101,559

 Other income
    (expenses), net                   (211)         (752)      (17,373)        -       52,412      34,076

 Income taxes                      (12,063)       (2,997)          -           -        1,464     (13,596)


(1) Excluding financial results in respect of inter-company balances and transactions.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

               5.   ADDITIONAL INFORMATION AS REQUIRED BY U.S. GAAP (CONT.)

                    E.   STATEMENT OF CASH FLOWS

                         A) SUPPLEMENTAL INFORMATION REQUIRED ACCORDING TO U.S. GAAP:

                                           YEAR ENDED DECEMBER 31,
                                           -----------------------
                                  2003         2003         2002         2001
                                  ----         ----         ----         ----
                              CONVENIENCE
                              TRANSLATION
                                US$'000               IN THOUSANDS NIS
                                -------               ----------------
Interest paid                   32,180        140,918      132,304       84,158
                                ------        -------      -------       ------
Income tax paid (refund)         1,085          4,751       28,400      (6,244)
                                ------        -------      -------       ------

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

                                            YEAR ENDED DECEMBER 31,
                                            -----------------------
                                     2003          2003        2002       2001
                                     ----          ----        ----       ----
                                 CONVENIENCE
                                 TRANSLATION
                                   US$'000               IN THOUSANDS NIS
                                   -------               ----------------
 As reported,
   according to Israeli GAAP         904          3,959       6,235      14,791
 Reconciliation as
   per U.S. GAAP                    (254)        (1,113)      5,248      22,753
                                    ----         ------       -----      ------
                                     650          2,846      11,483      37,544
                                     ===          =====      ======      ======

[kpmg logo]

AUDIT


KPMG Hungaria Kft.           Telephone: +36 (1) 270-7100   e-mail: info@kpmg.hu
Vaci ut 99.                  Telefax    +36 (1) 270-7101   Internet: www.kpmg.hu
H-1139 Budapest
Hungary


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
PLAZA CENTERS (EUROPE) B.V.

We have audited the accompanying consolidated balance sheet of Plaza Centers (Europe) B.V. ("the Company") and its subsidiaries as at December 31, 2003 and 2002 and the related consolidated statements of income, changes in shareholder's equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as at December 31, 2003 and 2002 and the consolidated results of their operations, the changes in shareholder's equity and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with generally accepted accounting principles in Israel.

In addition, in our opinion the above-mentioned consolidated financial statements comply with the requirements of the Israeli Securities Regulations (Preparation of Annual Financial Statements) - 1993.

As explained in note 2.a, the above-mentioned consolidated financial statements are stated in values adjusted for the changes in the general purchasing power of the different currencies in the countries of operation of the Company and its subsidiaries, in accordance with the opinions of the Institute of Certified Public Accountants in Israel.


Budapest, Hungary

March 30, 2004




KPMG Hungaria Kft.

                         REPORT OF INDEPENDENT AUDITORS
                    TO THE SHAREHOLDERS OF B.E.A. HOTELS N.V.


INTRODUCTION

We have audited the accompanying balance sheets of B.E.A. Hotels N.V. ("the Company") as of December 31, 2003 and 2002 and the statements of income and the statements of changes in shareholders' equity of the company for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.


SCOPE

We conducted our audit in accordance with International Standards of Auditing and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit in order to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management of the company, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002 and the results of its operations for each of the three years in the period ended December 31, 2003, in accordance with accounting principles generally accepted in the United States of America.

Amsterdam, March 31, 2004

MAZARS PAARDEKOOPER HOFFMAN




Drs. J.D.G. Noach RA                                             F.D.N. Walta RA

SHERLOCK HOLMES PARK PLAZA LIMITED

INDEPENDENT AUDITOR'S REPORT FOR THE YEAR ENDED 31 DECEMBER 2003

--------------------------------------------------------------------------------

TO THE MEMBERS OF SHERLOCK HOLMES PARK PLAZA HOTEL LIMITED

We have audited the accompanying balance sheets of Sherlock Holmes Park Plaza Operator Limited ("the Company") as of December 31, 2003 and the statements of income and the statements of changes in shareholders' equity and the statements of cash flow of the company for the year ended December 31, 2003. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits. The comparative figures as at December 31, 2002 and for the years ended December 31, 2002 and 2001 were audited by other auditors whose qualified report in respect of omission of cash flow report was issued on March 31, 2003.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit in order to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management of the company, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

BASIS OF AUDIT OPINION

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and the results of operations and changes in shareholders equity and cash flows of the Company for the year ended December 31, 2003, in conformity with International Financial Reporting Standards.





MAZARS
CHARTERED ACCOUNTANTS AND REGISTERED AUDITORS
Luton, England

Date: 29th March 2004

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        By: /s/ Shimon Yitzhaki
                                            ------------------------------------
                                            Name: Shimon Yitzhaki
                                            Title: President



Date: June 30, 2004