Form 20-F
period 2004-12-31
ELBIT MEDICAL IMAGING LTD
filed 2005-07-01
CIK 1027662

                                                     Commission File No. 0-28996

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                   ----------
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

                                   ----------

                           ELBIT MEDICAL IMAGING LTD.
             (Exact Name of Registrant as Specified in its charter)

                                     ISRAEL
                 (Jurisdiction of incorporation or organization)

                     13 MOZES STREET, TEL-AVIV 67442, ISRAEL
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:
     Title of each class:                     Name of each exchange on
                                                  which registered:
           NONE                                          NONE
                                   ----------

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                  ORDINARY SHARES, NIS 1.0 PAR VALUE PER SHARE

                                   ----------

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                                      NONE

                Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                                   ----------

                 24,747,082 SHARES, NIS 1.0 PAR VALUE PER SHARE

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

                             ITEM 17 [ ] ITEM 18 [X]

                                TABLE OF CONTENTS

                                                                                                     Page
            Inclusion of information about Elscint Limited                                             3
ITEM 1.     Identity of Directors, Senior Management and Advisors                                      3
ITEM 2.     Offer Statistics and Expected Timetable                                                    3
ITEM 3.     Key Information                                                                            3
ITEM 4.     Information on the Company                                                                18
ITEM 5.     Operating and Financial Review and Prospects                                              44
ITEM 6.     Directors, Senior Management and Employees                                                74
ITEM 7.     Major Shareholders and Related Party Transactions                                         78
ITEM 8.     Financial Information                                                                     82
ITEM 9.     Offer and Listing                                                                         85
ITEM 10.    Additional Information                                                                    86
ITEM 11.    Quantitative and Qualitative Disclosure About Market Risks                                98
ITEM 12.    Description of Securities Other than Equity Securities                                   105
ITEM 13.    Defaults, Dividend Arrearages and Delinquencies                                          105
ITEM 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds             105
ITEM 15.    Controls and Procedures                                                                  105
ITEM 16A.   Audit Committee Financial Expert                                                         105
ITEM 16B.   Code of Ethics                                                                           105
ITEM 16C.   Principal Accountant Fees and Services                                                   106
ITEM 16D.   Exemptions From Listing Standards for Audit Committees                                   106
ITEM 16E.   Purchases of Equity Securities by the Company and Affiliated Purchasers                  106
ITEM 17.    Financial Statements                                                                     107
ITEM 18.    Financial Statements                                                                     107
ITEM 19.    Exhibits                                                                                 107

CURRENCY TRANSLATION

         For the reader's convenience, financial information for 2004 has been translated from New Israeli Shekels ("NIS") to the U.S. dollar ("$" or U.S. dollar), using the representative exchange rate as published by the Bank of Israel as of December 31, 2004 ($1.00 = NIS4.308). The dollar amounts reflected in these convenience translations should not be construed as representing amounts that actually can be received or paid in dollars or convertible into dollars (unless otherwise indicated), nor do such convenience translations mean that the NIS amounts (i) actually represent the corresponding dollar amounts stated, or (ii) could be converted into dollars at the assumed rate. The Federal Reserve Bank of New York does not certify for customs purposes a buying rate for cable transfers in NIS. Therefore all information about exchange rates is based on the Bank of Israel rates.

INCLUSION OF INFORMATION ABOUT ELSCINT LIMITED

         We have included in this annual report certain information about our subsidiary, Elscint Limited ("Elscint"), an Israeli company listed on the New York Stock Exchange. Such information is taken from Elscint's annual report on Form 20-F for the year ended December 31, 2004, as filed with the Securities and Exchange Commission (the "SEC") on June 30, 2005 and should not be deemed as representing full and complete information about Elscint. For more information about Elscint's operations, please refer to Elscint's Annual Report on Form 20-F for the year ended December 31, 2004.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable.

ITEM 3. KEY INFORMATION

         A. SELECTED FINANCIAL DATA

         The following selected consolidated financial data of Elbit Medical Imaging Ltd. and its subsidiaries (together, "EMI," the "Company," "our Company," "we" or "us") is derived from our 2004 consolidated financial statements and is set forth below in table format. Our 2004 consolidated financial statements and notes included elsewhere in this report were prepared in accordance with Israeli generally accepted accounting principles ("GAAP"), and audited by Brightman Almagor & Co., a firm of certified public accountants in Israel and a member of Deloitte Touche Tohmatsu ("Brightman Almagor"), except for certain subsidiaries and an associate which were audited by other auditors. Our selected consolidated financial data is presented in NIS. A convenience translation to U.S. dollars is presented for 2004 only.

         Our consolidated financial statements have been prepared in accordance with Israeli GAAP, which differs in significant respects from U.S. GAAP. We have summarized principal differences relevant to us between Israeli GAAP and U.S. GAAP in Note 25 to our consolidated financial statements included in Item 18 of this Annual Report. You should read the information in the following tables in conjunction with "Operating and Financial Review and Prospect" and the consolidated financial statements and Notes to the consolidated financial statements included in Item 18 of this Annual Report.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                 FOR THE YEAR ENDED DECEMBER 31
                                          -----------------------------------------------------------------------------
                                             2004         2004 (1)     2003 (1)     2002 (1)     2001 (1)     2000 (2)
                                          Convenience
                                          Translation
                                             US $           NIS           NIS          NIS          NIS          NIS
                                           Thousands     Thousands     Thousands    Thousands    Thousands    Thousands
                                           ---------     ---------     ---------    ---------    ---------    ---------
REVENUES

Commercial-centers operations                 72,398      311,893       347,056      279,776      132,212       27,586
Hotel operations and management               50,688      218,365       189,205      206,679      139,226      106,051
Sale of medical systems                       10,225       44,049            --           --           --           --
Lease of assets                                3,073       13,238        13,495           --           --           --
Long-term projects                                --           --            --        1,509       10,030       19,984
                                             136,384      587,545       549,756      487,964      281,468      153,621
COSTS OF REVENUES
Commercial-centers operations                 46,374      199,780       192,916      150,005       66,646       12,673
Hotel operations and management               46,679      201,094       177,690      193,686      126,228       91,296
Sale of medical systems                        2,283        9,834            --           --           --           --
Lease of assets                                  737        3,175         3,510           --           --           --
Long-term projects                                --           --            --        1,392        7,311       17,901
                                              96,073      413,883       374,116      345,083      200,185      121,870
GROSS INCOME                                  40,311      173,662       175,640      142,881       81,283       31,751
Project initiation expenses                      550        2,371         8,839       16,630        5,856        2,766
Research and development expenses, net         8,857       38,158        43,719       28,454       24,198       26,065
Marketing and selling expenses                 9,999       43,075        30,969       28,052        8,309        2,214
General and administrative expenses           21,480       92,536        87,035       88,020       62,260       53,988
                                              40,886      176,140       170,562      161,156      100,623       85,034
OPERATING PROFIT (LOSS) BEFORE
   FINANCIAL EXPENSES, NET                      (575)      (2,478)        5,078      (18,275)     (19,340)     (53,283)
Financial income (expenses), net             (12,435)     (53,569)     (211,821)      (5,440)     101,559       32,563
OPERATING PROFIT (LOSS) AFTER FINANCIAL
   INCOME (EXPENSES), NET                    (13,010)     (56,047)     (206,743)     (23,715)      82,219      (20,720)
Other income (expenses), net                  22,495       96,908        34,652        9,504       34,076      (15,599)
PROFIT (LOSS) BEFORE INCOME TAXES              9,485       40,861      (172,091)     (14,211)     116,295      (36,319)
Income taxes (tax benefits)                    3,669       15,804       (20,217)      21,711       13,596       18,550
PROFIT (LOSS) AFTER INCOME TAXES               5,816       25,057      (151,874)     (35,922)     102,699      (54,869)
Share in results of associated
   companies, net                             (3,707)     (15,968)      (20,951)      (2,906)      (9,712)      (3,240)
Minority-interest in results of
   subsidiaries, Net                           6,372       27,448        48,671       24,490       (5,915)      14,875
INCOME (LOSS) FROM CONTINUING                  8,481       36,537      (124,154)     (14,338)      87,072      (43,234)
   OPERATIONS

Profit from discontinued operations,           1,581        6,810        12,073       54,752       18,759       27,806
   net

NET INCOME (LOSS)                             10,062       43,347      (112,081)      40,414      105,831      (15,428)
EARNINGS (LOSS) PER SHARE - (IN NIS)
Basic EPS:
From continuing operations                     0.37          1.59         (5.56)       (0.64)        3.92        (1.95)
From discontinued operations                   0.07          0.30          0.54         2.45         0.84         1.25
Basic earnings (loss) per share                0.44          1.89         (5.02)        1.81         4.76        (0.70)
Diluted EPS                                    0.43          1.84         (5.02)        1.71         4.00

1        Audited by Brightman Almagor.

2 Audited by Brightman Almagor and Somech Chaikin - a firm of certified public accountants in Israel and a member of KPMG International, who were joint auditing accountants with Brightman Almagor during these years ("Somech Chaikin").

INCOME STATEMENT DATA

AS PER U.S. GAAP (*):

DATA IN NIS  AS AT 12/2004

                                                                                  YEAR ENDED DECEMBER 31,
                                                          Convenience
                                                          Translation
                                                       December 31, 2004       2004          2003           2002
                                                               $                         REPORTED NIS
                                                       -----------------     -------------------------------------
A) NET INCOME (LOSS) AND COMPREHENSIVE INCOME:

Net (loss) according to U.S. GAAP (in thousands)          (21,459)            (92,446)     (19,251)       (27,745)

Total comprehensive income (loss) (in thousands)
according to U.S. GAAP                                    (34,799)           (149,915)      35,545        143,362

Basic (loss) per ordinary share as per U.S. GAAP            (0.93)              (4.02)       (0.86)         (1.24)

Diluted loss per ordinary share as per U.S. GAAP            (0.93)              (4.02)       (0.86)         (1.35)

Weighted average of number of shares and share
equivalents under U.S. GAAP (thousands)                    23,025              23,025       22,337         22,337

(*) For further information as to the differences between Israeli and U.S. GAAP, as applicable to the Company's financial statements, see Note 24 to the attached financial statements, included in Item 18 below.


                           SELECTED BALANCE SHEET DATA
                          (INCLUDING AS PER U.S. GAAP)

                                                                        DECEMBER 31
                                     ---------------------------------------------------------------------------------
                                         2004          2004          2003           2002          2001         2000
                                      Convenience
                                      Translation       NIS          NIS                           NIS          NIS
                                     US$ Thousands   Thousands    Thousands    NIS Thousands    Thousands    Thousands
                                     -------------   ---------    ---------    -------------    ---------    ---------
Current Assets                         170,924         736,339      577,687        1,006,237    1,132,194      853,911
Long term investments and
   receivables                          43,034         185,393      218,407          453,839      477,052      570,778
Hotels, commercial centers and
   other fixed assets                  818,938       3,527,988    4,629,675        4,090,936    2,858,129    1,845,990
Other assets and deferred expenses      12,966          55,859       85,798           73,024       60,596       39,717
Assets related to discontinued
   operations                            3,412          14,700       16,228          111,984      199,360      304,155
Total                                1,049,274       4,520,279    5,527,795        5,736,020    4,727,331    3,614,551
Current Liabilities                    184,479         794,741    1,178,415        1,901,506    1,612,532    1,019,706
Long-term liabilities                  561,489       2,418,897    2,841,326        2,176,301    1,446,923    1,098,936
Liabilities related to
   discontinued operations              16,710          71,986       82,802          110,007      253,854      266,565
Minority interest                       99,974         430,687      471,606          486,670      497,257      467,950
Shareholders' equity                   186,622         803,968      953,646        1,061,536      916,765      761,394
Total                                1,049,274       4,520,279    5,527,795        5,736,020    4,727,331    3,614,551
Total assets according to U.S. GAAP  1,085,424       4,676,008    5,917,917        6,007,937    4,772,914    3,634,470
Total liabilities according to
   U.S. GAAP                           906,608       3,905,673    4,891,985        5,040,903    3,955,945    2,874,793
Total shareholders equity
   according to U.S. GAAP              178,816         770,335    1,025,932          967,034      816,969      759,677

EXCHANGE RATES

         The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 4.416 to the dollar on May 31, 2005. The exchange rate has fluctuated during the six months period beginning December 2004 through May 2005 from a high of NIS 4.416 to the dollar to a low of NIS 4.299 to the dollar. The monthly high and low exchange rates between the NIS and the U.S. dollar during the six months period beginning December 2004 through May 2005, as published by the Bank of Israel, were as follows:

MONTH                             HIGH                             LOW
-----                             ----                             ---
                                  1 U.S. dollar =                  1 U.S. dollar =
December 2004                     4.374 NIS                        4.308 NIS
January 2005                      4.414 NIS                        4.352 NIS
February 2005                     4.392 NIS                        4.357 NIS
March 2005                        4.379 NIS                        4.299 NIS
April 2005                        4.395 NIS                        4.360 NIS
May 2005                          4.416 NIS                        4.348 NIS


         The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years was as follows:

         PERIOD                                                 EXCHANGE RATE
         ------                                                 -------------
         January 1, 2000 - December 31, 2000                    4.067 NIS/$1
         January 1, 2001 - December 31, 2001                    4.219 NIS/$1
         January 1, 2002 - December 31, 2002                    4.738 NIS/$1
         January 1, 2003 - December 31, 2003                    4.544 NIS/$1
         January 1, 2004 - December 31, 2004                    4.483 NIS/$1

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

          Sites which meet our criteria must be zoned for commercial activities of the type contained in commercial and entertainment malls. In instances where the existing zoning is not suitable or in which the zoning has yet to be determined, we will apply for and obtain required zoning classifications. This procedure may be protracted, particularly in countries where the bureaucracy is cumbersome and inefficient, and we cannot be certain that the process of obtaining proper zoning will be completed with sufficient speed to enable the malls to open ahead of the competition or at all. Opposition by local residents to zoning and/or building permit applications may also cause considerable delays. Most of our site acquisitions are conditioned upon the grant of a building permit. In addition, arbitrary changes to applicable zoning may jeopardize projects already commenced.

We depend on contractors and subcontractors to construct our malls.

         We rely on subcontractors for all of our construction and development activities. We cannot be certain that we will be able to enter into subcontracting arrangements on terms acceptable to us or at all. The competition for the services of quality contractors and subcontractors may cause delays in construction, thus exposing us to a loss of our competitive advantage. Subcontracting arrangements may be on less favorable terms than would otherwise be available, which may result in increased development and construction costs. By relying on subcontractors, we become subject to a number of risks relating to these entities, such as quality of performance, varied work ethics, performance delays, construction defects and the financial stability of the subcontractors. A shortage of workers would have a detrimental effect on us and our subcontractors and hence on our ability to conclude the construction phase on time and within budget. We generally require our subcontractors to provide bank guarantees in our favor to financially secure their performance. In the event the subcontractor fails to perform, the bank guarantees provide a monetary payment to us. The guarantees do not, however, obligate the subcontractors to complete the project and may not adequately cover our costs of completing the project or the lost profits during the period while alternative means of completing the project are sought.

Competition is increasing rapidly in Eastern Europe.

         The retail and entertainment industry in Eastern Europe is rapidly becoming more competitive, with a number of developers (particularly from Germany and France) becoming active in our target areas. While their activities in the past have tended to concentrate on large retail centers or "power-centers," the commercial and entertainment mall concept we promote is gaining increasing popularity due to its potentially high yields. Developers compete not only for patrons, but also for desirable properties, financing, raw materials, qualified contractors, experienced system consultants, expert marketing agents and skilled labor. The public bidding process (the process through which we often acquire new properties) is subject to intense competition and some of our competitors have longer operating histories and greater resources than us, all of which may limit our ability to obtain such projects. There can be no assurance that we will be successful in winning projects that we bid for or which are awarded pursuant to fixed price tenders or that we will otherwise continue to be successful in competing in Eastern Europe.

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

         This makes us subject to a number of risks relating to these activities, including:

         -        delays in obtaining zoning and other approvals;
         -        the unavailability of materials and labor;
         - the abilities of sub-contractors to complete work competently and on schedule;
         - the surface and subsurface condition of the land underlying the project;
         -        environmental uncertainties;
         -        extraordinary circumstances or acts of god; and
         - ordinary risks of construction that may hinder or delay the successful completion of a particular project.

         In addition, under our development contracts with local municipalities, we have deadlines for most of our projects (subject to limited exceptions). If construction of a project does not proceed in accordance with our schedule, we may in some instances be required to pay penalties to the vendor (usually local municipalities) based on the extent and time of the delay and in isolated instances to forfeit rights in the land. The failure to complete a particular project on schedule or on budget may have a material adverse effect on our business, prospects, results of operations or financial condition.

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

         We are dependent on our ability to engage third parties to enter into new leases and renew existing leases on favorable terms. We may find it more difficult to engage third parties to enter into leases during periods when market rents are increasing, or when general consumer activity is decreasing. If a significant portion of our existing leases were to expire during such a period, we may experience a decline in rental incomes. We seek agreements in principle with anchor tenants (such as the operators of movie theaters, supermarkets, department stores, electrical appliances stores and video and gaming arcades), either generally or on a property-by property basis, prior to entering into a formal lease. The termination of a lease by any anchor tenant may adversely affect the relevant specific shopping center. The failure of an anchor tenant to abide by these agreements may cause delays, or result in a decline in rental income (temporary or long term), the effect of which we may not be able to offset due to difficulties in finding a suitable replacement tenant.

Our results of operations may be affected by retail climates and tenant bankruptcies.

         Bankruptcy filings by retailers are normal in the course of our operations. We are continually re-leasing vacant spaces arising out of tenant terminations. Pressures that affect consumer confidence, job growth, energy costs and income gains can affect retail sales growth, and a continuing soft economic cycle may impact our ability to find new tenants for property vacancies that result from store closings or bankruptcies.

         The geographical diversity of our portfolio mitigates some of the risk of an economic downturn. In addition, the diversity of our tenant mix also is important because no single retailer is considered to be a principal tenant. Bankruptcies and store closings may, in some circumstances, create opportunities for us to release spaces at higher rents to tenants with enhanced sales performance. We have demonstrated an ability to successfully find new tenants during soft economic cycles. While these factors reflect some of the inherent strengths of our portfolio in a difficult retail environment, we cannot assure you that we will be able to continue to successfully execute our re-leasing strategy.

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

         There is increasing awareness of environmental issues in Eastern Europe. This may be of critical importance in areas previously occupied by the Soviet Army, where soil pollution may be prevalent. While we generally insist upon receiving an environmental report as a condition for purchase, or alternatively, conduct environmental tests during our due diligence investigations, we cannot be certain that all sites acquired will be free of environmental pollution. If a property that we acquire turns out to be polluted, such a finding will adversely affect our ability to construct, develop and operate a commercial and entertainment mall on such property, and may cause us to suffer expenses incurred in cleaning up the polluted site which may be significant.

RISKS RELATING TO THE HOTEL BUSINESS OF ELSCINT

The hotels and leisure industry may be affected by economic conditions, oversupply, travel patterns, weather and other conditions beyond Elscint's control which may adversely affect Elscint's business and results of operations.

         The hotels and leisure industry may be adversely affected by changes in national or local economic conditions and other local market conditions. Elscint's hotels generally, and in particular, in London, Amsterdam and Budapest may be subject to the risk of oversupply of hotel rooms. Elscint is subject to various risks related to its operations in Eastern Europe, including economic and political instability, political and criminal corruption and the lack of experience and unpredictability of the civil justice system. Other general risks that may affect Elscint's hotels and leisure business are changes in travel patterns, extreme weather conditions, changes in governmental regulations which influence or determine wages, workers' union activities, increases in land acquisition prices or construction costs, changes in interest rates, the availability of financing for operating or capital needs, and changes in real estate tax rates and other current operating expenses. Unforeseen events, such as terrorist attacks, outbreaks of epidemics and economic recessions have had and may continue to have an adverse effect on local and international travel patterns and, as a result, on occupancy rates and prices in Elscint's hotels. Downturns or prolonged adverse conditions in the real estate or capital markets or in national or local economies and difficulties in securing financing for the development of hotels, could have a material adverse effect on Elscint's business, its results of operations, its ability to develop new projects and the attainment of its strategic goals.

Competition in the hotels and leisure industry could have a material adverse effect on Elscint's business and results of operations.

         The hotels and leisure business is highly competitive. This is particularly the case in those areas where there is an over-supply of rooms, such as in London, Amsterdam and Budapest. Competitive factors within the industry include:

         -        convenience of location and accessibility to business centers;
         -        room rates;
         -        quality of accommodations;
         -        name recognition;
         -        quality and nature of service and guest facilities provided;
         -        reputation;
         -        convenience and ease of reservation systems; and
         -        the supply and availability of alternative lodging.

         Elscint operates, and intends to develop or acquire, most of its hotels in geographic locations where other hotels are or may be located. Elscint expects to compete for guests and development sites with national chains, large franchisees and independent operators. Many of these competitors have greater financial resources and better brand name recognition than Elscint does, and may have more established relationships with prospective franchisers, representatives in the construction industry and other parties engaged in the lodging industry. The number of competitive lodging facilities in a particular area could have a material adverse effect on Elscint's occupancy and rates and, therefore, revenues of Elscint's hotels. Elscint believes that competition within the lodging market may increase in the foreseeable future. We cannot be sure that new or existing competitors will not significantly reduce their rates or offer greater convenience, services or amenities or significantly expand or improve hotels in the markets in which Elscint currently or may subsequently compete, thereby materially adversely affecting its business and results of operations.

Acquiring, developing and renovating hotels involves substantial risks, and Elscint cannot be certain of the success of any future projects.

         Part of Elscint's strategy is to develop new hotels and to acquire and redevelop old or under-performing hotels. Acquiring, developing and renovating hotels involves substantial risks, including:

         - costs exceeding its budget or amounts agreed to with contractors, because of several factors, including delays in completion of construction;
         - competition for acquisition of suitable development sites from its competitors, who may have greater financial resources;
         -        the failure to obtain zoning and construction permits;
         -        unavailability of financing on favorable terms, if at all;
         - the failure of its hotels to earn profits sufficient to service debt incurred in construction or renovation, or at all;
         - the failure to comply with labor and workers' union legal requirements;

         - relationships with and quality and timely performance by contractors; and
         - compliance with changes in governmental rules, regulations, planning and interpretations.

         As of May 31, 2005, Elscint was involved in the following construction projects: (i) it was in the final stage of development of the Riverbank Park Plaza hotel in London which opened in a limited capacity in April 2005; (ii) the Bucuresti Hotel in Bucharest, Romania closed its operations as Elscint intends to commence the renovation and the refurbishment of the facility as soon as it completes the financing for this project which is expected to occur in the third quarter of 2005; (iii) Elscint is in the final stages of upgrading and repairing works of the Aquatopia attraction within the Astrid Park Plaza Hotel in Antwerp, Belgium; and (iv) Elscint is planning the construction of the Ballet Institute Building in Budapest, Hungary to commence during late 2005. Elscint cannot be certain that present or future development or renovation will be successful. For successful growth, it must be able to develop or acquire hotels on attractive terms and integrate the new or acquired hotels into its existing operations. For acquired hotels Elscint must consolidate management, operations, systems, personnel and procedures, which may not be immediately possible due to collective labor agreements or other legal or operational obstacles. Any substantial delays or unexpected costs in this integration process could materially affect Elscint's business, financial condition or results of operations. We cannot be certain that Elscint's newly acquired hotels will perform as Elscint expects or that Elscint will be able to realize projected cost savings.

Continuous delays with respect to renovations of the physical environment approximate to the Astrid Park Plaza Hotel in Belgium may continue to have an adverse effect on its operations.

         The Municipality of Antwerp is engaged in extensive construction in the Astridplein, located directly opposite the Astrid Park Plaza Hotel. The construction is intended to prepare the square to accommodate the increased traffic which will result once the TGV services to the railway station located adjacent to the square become operational. The completion of this construction has been delayed several times, and has caused and continues to cause obstructions to the access to the hotel. In the past, this had an adverse effect on the occupancy rate at Elscint's hotel and on the performance of the Aquatopia attraction located within the hotel. The continuation of the construction, the permanent changes to the traffic flow around the hotel and the less convenient access for the hotel's patrons may have an adverse effect on Elscint's results of operations.

Elscint has significant capital needs and additional financing may not be available.

         The development, renovation and maintenance of hotels is capital intensive. As part of Elscint's growth strategy it intends to acquire, renovate and redevelop additional hotels and to develop new hotels. To pursue this strategy, Elscint will be required to obtain additional capital to meet its expansion plans. In the past Elscint has financed its growth through sales of assets and bank loans at prevailing market rates. In addition, in order for Elscint's hotels to remain competitive they must be maintained and refurbished on an ongoing basis. Elscint may obtain needed capital from cash on hand, including reserves, cash flow from operations or from financing, including borrowing from banks, and sales of assets. Elscint may also seek financing from other sources or enter into joint ventures and other collaborative arrangements in connection with the acquisition or development of hotel properties. We cannot be certain that Elscint will be able to raise any additional financing on advantageous terms on a timely basis. This may affect Elscint's ability to construct or acquire additional hotels or renovate existing hotels, and it may experience delays in its planned renovation or maintenance of its hotels.

Elscint depends on partners in its joint ventures and collaborative arrangements.

         Elscint owns interests in six (6) operational hotels and are developing one additional hotel (not including the Bucuresti Hotel and the Centreville Apartment hotel in Bucharest), in partnership with other entities. Elscint may in the future enter into joint ventures or other collaborative arrangements. Elscint's investments in these joint ventures may, under certain circumstances, be subject to (i) the risk that one of its partners may become bankrupt or insolvent which may cause it to be unable to fulfill its financial obligations, may trigger a default under its bank financing agreements or, in the event of a liquidation, may prevent it from managing or administering its business, (ii) the risk that one of its partners may have economic or other interests or goals that are inconsistent with its interests and goals, and that such partner may be in a position to veto actions which may be in its best interests, and (iii) the possibility that disputes may arise regarding the continued operational requirements of jointly owned hotels.

Elscint relies on management agreements with Park Plaza which may not provide the intended benefits, and may be terminated.

         All of the operating hotels in which Elscint has an interest (other than the Centreville Apartment hotel in Bucharest) are either directly or indirectly operated under management agreements with Park Plaza Hotels Europe Ltd. ("Park Plaza"). Park Plaza is the franchisee for certain territories under territorial license and franchise agreements with Park Inn International Worldwide Hotel Group, which entitles Park Plaza to use the "Park Plaza" tradename. Any significant decline in the reputation of Park Plaza or in its ability to ensure the performance of our hotels at anticipated levels could adversely affect Elscint's results of operations. If for any reason Park Plaza loses its principal franchise, Elscint will automatically lose its ability to use the Park Plaza name and other benefits, in which case Elscint may suffer in the areas of brand name recognition, marketing, and centralized reservations systems provided by Park Plaza, which, in turn, could materially affect its operations.

If Elscint's agreement with Park Plaza is terminated, we would not be certain that Elscint would be able to obtain alternative management services of the same standard on similar or better terms.

Elscint's agreements with Park Plaza and the Rezidor group imposes obligations on Elscint that may force it to incur significant costs.

         Elscint's agreements with Park Plaza (regarding the management of the operational hotels) and the Rezidor group (regarding the future management of two hotels, currently under construction and/or renovation: the National Ballet Building in Hungary, which is intended to operate under the "Regent" brand name and the Bucuresti hotel in Bucharest, which is planned to operate under the brand name "Radisson SAS") contain specific standards for, and restrictions and limitations on, hotel operation and maintenance. These standards, restrictions and limitations may conflict with Elscint's priorities, and impose capital demands upon Elscint. In addition, Park Plaza and the Rezidor group may alter their standards or hinder Elscint's ability to improve or modify its hotels. In order to comply with their requirements, or alternatively to change a franchise affiliation for a particular hotel and disassociate Elscintfrom any of the "Park Plaza", "Regent" or "Radisson" tradenames, Elscint may be forced to incur significant costs or make capital improvements.

The value of Elscint's investment in its hotel properties is subject to various risks related to ownership and operation of real property.

         Elscint's investment in the hotel properties is subject to varying degrees of risk related to the ownership and operation of real property. The intrinsic value of Elscint's hotels and income from the hotels may be materially adversely affected by:

         - changes in global and national economic conditions, including global or national recession;

         - a general or local slowdown in the real property market which would make it difficult to sell a property;

         - political events that may have a material adverse effect on the hotel industry;

         - competition from other lodging facilities, and over-supply of hotel rooms in a specific location;

         - material changes in operating expenses, including real property tax systems or rates;

         -        changes in the availability, cost and terms of financing;

         -        the effect of present or future environmental laws;

         -        the ongoing need for capital improvements and refurbishments;
                  and

         -        material changes in governmental rules and policies.

The failure to comply with government regulation may adversely affect Elscint's business and results of operations.

         The hotel industry is subject to numerous national and local government regulations, including those relating to building and zoning requirements and fire safety control. In addition, Elscint is subject to laws governing its relationships with employees, including minimum wage requirements, overtime, working conditions, and work permit requirements, and in some localities to collective labor agreements. A determination that Elscint is not in compliance with these regulations could result in the imposition of fines, an award of damages to private litigants and significant expenses in bringing Elscint's hotels into compliance with the regulations. In addition, Elscint's ability to dismiss unneeded staff may be hampered by local labor laws and courts which traditionally favor employees in disputes with former employers, particularly in countries with strong socialist histories such as Romania.

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

One of Elscint's hotels is affected by risks of doing business in South Africa.

         Elscint owns an interest in a hotel in South Africa. Conducting business in South Africa is subject to risks, including a high crime rate, economic instability, reduced tourism and business activities, and political uncertainty, which have had and may continue to have an adverse effect on this hotel.

Elscint's ownership rights in the Bucuresti Hotel have been challenged and Elscint faces risks generally related to conducting business in Romania.

         Since the acquisition of the controlling interest in the Bucuresti Hotel complex in Bucharest, Romania, Elscint has encountered a number of attempts to challenge both the validity of the acquisition of the complex and Elscint's control over the company owning the rights to the hotel. To date all of these claims have been rejected by the courts. In addition, certain criminal proceedings have been instituted against certain individuals involved in the privatization of the facility, which may have an effect on the validity of the privatization and an indirect effect on the rights acquired by us in the Bucuresti Hotel, notwithstanding that neither Elscint nor its subsidiaries have been indicted or are in any way involved in these proceedings. The indictment in this matter has been returned by the court to the prosecutors office for its resubmission, although this decision has been appealed. If any of these claims succeed, Elscint's results of operations may be materially adversely affected.

         Elscint's Bucuresti Hotel is affected by risks of doing business in Romania. Romania is a developing country that until the early 1990's was allied with the former Soviet Union under a communist economic system. The country, which is still economically and politically unstable, suffers from exchange rates and inflation fluctuations, political and criminal corruption, and lack of commercial experience and unpredictability of the civil justice system. Romania continues to suffer from high unemployment, low wages, low literacy rates, and corruption. These risks could be harmful to us and are very difficult to quantify or predict.

         Romania, may regulate or require governmental approval for the repatriation of investment income, capital or the proceeds of sales of securities by foreign investors. In addition, if there is a deterioration in its balance of payments or for other reasons, it may impose temporary restrictions on foreign capital remittances abroad. This may adversely affect Elscint's ability to repatriate investment loans or to remit dividends.

RISKS RELATING TO ELSCINT'S ENTERTAINMENT AND COMMERCIAL CENTER IN HERZLIA, ISRAEL (THE "ARENA")

There are many competing entertainment and commercial centers.

         There are several entertainment and commercial centers in Israel in general, and specifically in the greater Tel Aviv area which includes Herzlia. There are two operational shopping centers within approximately 1 to 8 kilometers from the location of the Arena. These other centers compete for customers as well as for third party retailers and operators to lease space. There can be no assurance that Elscint will be successful in competing with the other entertainment and commercial centers.

Elscint is dependent on engaging third parties to enter into lease agreements, and on obtaining and retaining high customer traffic.

         Elscint is dependent on its ability to induce food, clothing and other commercial retailers and entertainment service providers to enter into leases for units in the Arena, or to renew existing leases on favorable terms. There is active competition to attract tenants to other locations suitable for entertainment and commercial centers. A general economic recession in Israel may also deter businesses from entering into new lease agreements or renewing existing lease agreements, or from incurring the costs required to fit out their rented units in an acceptable manner. If a significant portion of Elscint's existing leases expire, we may find it more expensive or less profitable to continue to operate the Arena.

Elscint is dependent on the presence of anchor tenants in the Arena.

         Elscint relies on the presence of "anchor" tenants in the Arena. Anchor stores in entertainment and commercial centers play an important part in generating customer traffic and making a center a desirable location for other tenants. The failure of an anchor store to renew its lease, the termination of an anchor store's lease, or the bankruptcy or economic decline of an anchor tenant can have a material adverse effect on the economic performance of the Arena. There can be no assurance that if the anchor stores at the Arena were to close or fail to renew their leases, Elscint would be able to replace such anchors in a timely manner or without incurring material additional costs and adverse economic effects. The expiration of an anchor lease at the Arena may make refinancing of the Arena difficult.

The right to use the name "Arena" has been challenged.

         Elscint was served with a motion filed by a third party seeking an injunction to prohibit Elscint from using the trade name "Arena" for the entertainment and commercial center in the Herzliya Marina, on the grounds of unlawful usage of the name, exploitation of goodwill and unfair competition. In the event that the plaintiff's contention is upheld, Elscint may suffer certain indirect losses and costs in respect to the re-branding of the name of the entertainment and commercial center.

RISKS RELATING TO ELSCINT'S ASSET LEASING BUSINESS

Elscint is dependent on a single lessee for its revenues.

         The hotel property located on Euston Road in London, England (previously known as the Bernard Shaw Park Plaza hotel) is leased to a single lessee for a period of 25 years in consideration for fixed rental fees for each one of the initial four years of the lease. Early termination of this lease for any reason, failure of the lessee to execute payments to Elscint in respect of the lease or the lessee's entering into liquidation may adversely affect this business and Elscint's results of operations.

RISKS RELATING TO ELSCINT'S BIOTECHNOLOGY INVESTMENT

Start-up operations may be high risk ventures.

         Investments in biotechnology development stage companies involve high risks. These companies are subject to various risks generally encountered by new enterprises, including costly, delayed or protracted research and development programs, the need for acceptance of their products in the market place, and the need for additional financing which might not be available. Elscint cannot be certain that the assessments Elscint made at the time of investment in Gamida Cell Ltd., or Gamida, as to the quality of the concept or the proto-type, will prove correct, or that there will be an adequate return on investment, if at all.

Elscint's investment in Gamida is speculative in nature and Elscint may never realize any revenues or profits from this investment.

         Elscint cannot be certain that its investment in Gamida will result in revenues or profits. As of the date of this report, Gamida has not generated operating revenue. Economic, governmental, regulatory and industry factors outside Elscint's control affect Gamida. If Gamida will not successfully implement its business plan Elscint will not be able to realize any profits from it. Elscint's ability to realize profits from this investment will be dependent upon the management of Gamida, the success of its research and development activities, the timing of the marketing of its products and numerous other factors beyond Elscint's control.

         In addition, Elscint's investment in Gamida involves the following risks:

         - The period of time which may elapse between the initial stage and the stage of development of marketable biotechnology products or services may be protracted.

         - Products in the biotechnology field are required to undergo clinical tests, either in compliance with the requirements of the United States Food and Drug Administration (the "FDA") or the requirements of competent regulatory authorities in other countries where target markets are identified. Failure to obtain regulatory approvals for the marketing of such products could have a material adverse effect on Gamida's business, and on Elscint's investment in Gamida.

         - The products and services of Gamida may face competition from alternative sources, many of whom have greater financial resources than it, and have well developed marketing networks which Gamida currently lack.

         - The ability to receive financial resources for the further development of Gamida's products.

RISKS RELATING TO THE IMAGE GUIDED TREATMENT BUSINESS

InSightec is currently dependent on sales of the ExAblate 2000 for the treatment of uterine fibroids for virtually all of its revenue.

         The ExAblate 2000 is in an early stage of commercialization. InSightec received FDA approval in October 2004 to market the ExAblate 2000 in the United States only for the treatment of uterine fibroids. InSightec expects sales of the ExAblate 2000 for this application to account for virtually all of its revenues for the next three to five years, depending upon regulatory approval of additional applications for the ExAblate 2000. As a result, factors adversely affecting InSightec's ability to sell, or pricing of or demand for, InSightec's product for this application would have a material adverse effect on its financial condition and results of operations, which would in turn adversely affect the Company's results of operations.

If the ExAblate 2000 does not achieve broad market acceptance for the treatment of uterine fibroids, InSightec will not be able to generate sufficient sales to support our business.

         InSightec must achieve broad market acceptance of the ExAblate 2000 for the treatment of uterine fibroids among physicians, patients and third party payors in order to generate a sufficient amount of sales to support its business. Physicians will not recommend the use of the ExAblate 2000 unless InSightec can demonstrate that it produces results comparable or superior to existing treatments for uterine fibroids. If long-term patient studies do not support InSightec's existing clinical results, or if they indicate that the use of the ExAblate 2000 has negative side effects on patients, physicians may not adopt or continue to use the ExAblate 2000. Even if InSightec demonstrates the effectiveness of the ExAblate 2000, physicians may still not use the system for a number of other reasons. Physicians may continue to recommend traditional uterine fibroid treatment options simply because those methods are already widely accepted and are based on established technologies. Patients may also be reluctant to undergo new, less established treatments for uterine fibroids. If, due to any of these factors, the ExAblate 2000 does not receive broad market acceptance among physicians or patients, InSightec will not generate significant sales. In this event, InSightec's business, financial condition and results of operations would be seriously harmed, and InSightec's ability to develop additional treatment applications for the ExAblate 2000 would be adversely affected.

If physicians, hospitals and other healthcare providers are unable to obtain coverage and sufficient reimbursement from third party healthcare payors for treatment procedures using the ExAblate 2000, InSightec may be unable to generate sufficient sales to support its business.

         Demand for the ExAblate 2000 is likely to depend substantially on the extent to which sufficient reimbursement for treatment procedures using InSightec's system will be available from third party payors such as private health insurance plans and health maintenance organizations and, to a lesser degree, government payor programs such as Medicare and Medicaid. InSightec believes that third party payors will not provide reimbursement on a national basis for treatments using the ExAblate 2000 unless InSightec can generate a sufficient amount of data through long-term patient studies to demonstrate that such treatments produce favorable results in a cost-effective manner relative to other treatments. Furthermore, InSightec could be adversely affected by changes in reimbursement policies of private healthcare or governmental payors to the extent any such changes affect reimbursement for treatment procedures using the ExAblate 2000. If physicians, hospitals and other healthcare providers are unable to obtain sufficient coverage and reimbursement from third-party payors for treatment procedures using the ExAblate 2000, InSightec may be unable to generate sufficient sales to support its business.

         InSightec's success in non-U.S. markets also depends on treatment procedures using the ExAblate 2000 being eligible for reimbursement through government-sponsored healthcare payment systems, private third-party payors and labor unions. Reimbursement practices vary significantly from country to country and within some countries, by region. Many non-U.S. markets have government-managed healthcare systems that control reimbursement for new products and procedures. Other non-U.S. markets have private insurance systems, labor union-sponsored programs and government-managed systems that control reimbursement for new products and procedures. To date, only one third party payor in Israel has approved reimbursement coverage for treatments using the ExAblate 2000. We cannot assure you that such coverage will be approved in a timely manner, if at all. In the event that InSightec is unable to timely obtain acceptable levels of reimbursement coverage in its targeted markets outside of the United States, InSightec's ability to generate sales may be adversely affected.

InSightec's future growth substantially depends on its ability to develop and obtain regulatory clearance for additional treatment applications for the ExAblate 2000.

         Currently, InSightec has received regulatory approvals to market the ExAblate 2000 in the United States, Israel, Russia and the European Union Economic Area, or EEA, which is comprised of the member nations of the European Union and certain additional European nations, solely for the treatment of uterine fibroids. InSightec's objective is to expand the use of the ExAblate 2000 by developing and introducing new treatment applications. InSightec is currently in various stages of product development and clinical studies for a number of new treatment applications for the ExAblate 2000. It will be required to obtain FDA approval in the United States and other regulatory approvals outside of the United States before marketing the ExAblate 2000 for these additional treatment applications. InSightec cannot guarantee that InSightec's product development activities for these other applications will be successful. In addition, assuming product development is successful, the regulatory processes can be lengthy, lasting many years in some cases, and expensive. We cannot assure you that FDA approval or other regulatory approvals will be granted.

         In order to obtain FDA clearance and other regulatory approvals, and to obtain reimbursement coverage for use of the ExAblate 2000 treatment for additional applications, InSightec is required to conduct clinical studies to demonstrate the therapeutic benefits and cost-effectiveness of these new treatment applications and products. Clinical trials are expensive and may take several years to complete. If future clinical trials indicate that the ExAblate 2000 is not as beneficial or cost-effective as existing treatment methods, or that such products cause unexpected complications or other unforeseen adverse events, InSightec may not obtain regulatory clearance to market and sell the ExAblate 2000 for these additional treatment applications or obtain reimbursement coverage, and InSightec's long-term growth would be seriously harmed.

The ExAblate 2000 is compatible only with certain of GE Healthcare's Magnetic Resonance Imaging (MRI) systems, which may limit InSightec's potential market.

         The ExAblate 2000 is compatible only with certain magnetic resonance imaging, or MRI, systems sold by the GE Healthcare division of the General Electric Company, or GE. A significant portion of the MRI systems in use in the United States and elsewhere are not GE MRI systems. InSightec estimates that there are over 3,000 GE MRI systems worldwide that are compatible with the ExAblate 2000. InSightec has no current plans to develop a system that would be compatible with MRI systems manufactured by companies other than GE. InSightec is, therefore, limited in its target market to potential customers who already own or otherwise have access to a compatible GE MRI system, or are willing to purchase such a system in order to use the ExAblate 2000. In addition, in the event that GE is unable to effectively market its MRI systems, InSightec's ability to generate additional sales of the ExAblate 2000, may be adversely affected.

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

         Our directors, officers and employees who are male adult citizens and permanent residents of Israel under the age of 49 are, unless exempt, obligated to perform annual military reserve duty and are subject to being called to active duty at any time under emergency circumstances. The deteriorating security situation in the Middle East has caused, and will continue to cause, a sharp increase in the army reserve obligations of those of our directors, officers and employees who are subject to such reserve duty obligations. Although we have operated effectively under these requirements in the past, including during recent hostilities with the Palestinians and the war in Iraq, we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect of any increase or reduction of these requirements on us.

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

         All of our executive officers and directors are non-residents of the United States, and the majority of our assets and the assets of our executive officers and directors are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Israeli court against any of those persons or to effect service of process upon our executive officers and directors in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

         Israeli courts may enforce a non-appealable judgment from U.S. courts for liquidated damages in civil matters, obtained after due process before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Israel) which recognizes and enforces similar Israeli judgments, provided that: (i) adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;
(ii) such judgment and the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the State of Israel; (iii) such judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; (iv) an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and (v) the judgment is no longer subject to a right of appeal.

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

         With respect to Elscint's operations in Romania, any foreign company or litigant may encounter difficulty in prevailing in any dispute with, or enforcing any judgment against, the Romanian government or any of officers or directors under the Romanian legal system. If Elscint's ownership rights in the company that owns the Bucuresti Hotel complex are successfully challenged, this may affect Elscint's ability to obtain compensation for its original investment. Elscint has faced several challenges to its acquisition under the privatization contract, In addition the privatization process itself has been challenged as illegal. All of these claims have been dismissed. Criminal proceedings against individuals involved in the privatization process may detrimentally affect our rights if restitution of the legal position is sought and obtained by reason of fraudulent acts, notwithstanding that Elscint has not been indicted in those proceedings and the Court has decided to return the indictment to the Prosecution Office for resubmission, a decision which has been appealed by the prosecution. Some countries, including Romania, may regulate or require governmental approval for the repatriation of investment income, capital or the proceeds of sales of securities by foreign investors. In addition, if there is a deterioration in a country's balance of payments or for other reasons, a country may impose temporary restrictions on foreign capital remittances abroad. Any such restrictions may adversely affect our and Elscint's ability to repatriate investment loans or to remit dividends. Many emerging countries have experienced substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had and may continue to have negative effects on the economies and securities markets of certain emerging countries. In addition, in an attempt to control inflation, price controls at our hotels have been imposed at times in certain countries, which may affect our ability to increase our room rates.

GENERAL

We and Elscint are subject to various legal proceedings that may have a material adverse effect on our results of operations.

         Certain legal proceedings have been initiated against EMI and Elscint, including litigation in connection with the change of control of both companies in May 1999 and the acquisition of Elscint's hotel businesses in September 1999, including motions to certify such claims as class actions. Neither we nor Elscint can estimate the results of these proceedings. A determination against us or Elscint in some or all of these proceedings may materially adversely affect our and Elscint's operating results.

We and Elscint have significant capital needs and additional financing may not be available.

         The sectors in which we and Elscint compete are capital intensive. We require substantial up-front expenditures for land acquisition, development and construction costs as well as certain investments in research and development. In addition, following construction capital expenditures are necessary to maintain the malls in good condition. As part of Elscint's growth strategy, Elscint intends to acquire, renovate and redevelop additional hotels and to develop new hotels. In addition, in order for Elscint's hotels to remain competitive, they must be maintained and refurbished on an ongoing basis. Accordingly, we require substantial amounts of cash and construction financing from banks for our operations and Elscint requires financing for the development, renovation and maintenance of its hotels. We cannot be certain that such external financing would be available on favorable terms or on a timely basis or at all. In addition, construction loan agreements generally permit the draw down of the loan funds against the achievement of pre-determined construction and space leasing milestones. If we fail to achieve these milestones, the availability of the loan funds may be delayed, thereby causing a further delay in the construction schedule. If we are not successful in obtaining financing to fund our planned projects and other expenditures, our ability to undertake additional development projects may be limited and our future profits and results of operations could be materially adversely affected. The inability of Elscint to obtain financing may affect its ability to construct or acquire additional hotels, and it may experience delays in planned renovation or maintenance of its hotels which could have a material adverse affect on Elscint's results of operations.

Our high leverage could adversely affect our ability to operate our business.

         We are highly leveraged and have significant debt service obligations. As of December 31, 2004, we had total debts to banks and other financial institutions in the amount of NIS 2,801 million (approximately $650.2 million). In addition, we and our subsidiaries may incur additional debt from time to time to finance acquisitions or capital expenditures or for other purposes. We will have substantial debt service obligations, consisting of required cash payments of principal and interest, for the foreseeable future.

         Our lenders require us to maintain and comply with certain financial and operational covenants. Our ability to comply with these covenants may be affected by events beyond our control. A breach of any of the covenants in our debt instruments or our inability to comply with the required covenants could result in an event of default, which, if not cured or waived, could have a material adverse effect on us. In the event of any default under the loan agreements, the lenders thereunder could elect to declare all borrowings outstanding immediately due together with accrued and unpaid interest and other fees. Furthermore, in the event of any default under the loan agreements, such loans could be reclassified as short-term debt. Such classification in our financial statements may improperly reflect our working capital ratio as well as other financial indicators since the assets which were financed by these loans are classified as non-current assets.

         As a result of our substantial indebtedness:

         - we could be more vulnerable to general adverse economic and industry conditions;
         - we may find it more difficult to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;
         - we will be required to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, reducing the available cash flow to fund other projects;
         - we may have limited flexibility in planning for, or reacting to, changes in our business and in the industry; and
         - we may have a competitive disadvantage relative to other companies in our business segments with less debt.

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

Factors that affect the value of our real-estate assets and our investments may adversely change and therefore we will need to charge an impairment loss not previously recorded.

         Certain specific circumstances may affect the fair value of our real estate assets (operating or under construction) and investments. An impairment loss not previously recorded may be required and/or depreciation may be accelerated, upon the occurrence of one or more of the following circumstances:
(i) Absence of or modifications to permits or approvals. A construction permit may be revoked as a result of unauthorized delays in commencing construction; a construction permit may be cancelled altogether under certain circumstances, such as where the use of land does not correspond to the permitted usage; a need for a revised construction permit arises by reasons of governmental or other instructions to carry out modifications to our original architectural plans so as to comply, among other things, with environmental and traffic impact plan or obtain archeological clearance; new laws and regulations are enacted which limit the use of our land for structures other than commercial centers; voluntary modifications to original plans where we encounter opportunities to substantially upgrade our project by acquisitions of adjacent land plots or expansion of original project or otherwise, may trigger the need for a revision to or modification of the issued construction permit if the permit becomes inapplicable; a revised construction permit may be required where changes occur to zoning plans which indirectly affect our proposed commercial center; a new, revised permit, when required, may nevertheless be denied for reasons beyond our control or following our failure to fulfill preconditions or otherwise; (ii) Strategy in respect of long term lease commitments. In commercial centers, where a significant part of the rental areas is subject to long term leases with a small group of retailers which is distinguished (from other lessees) by a direct correlation between the rental fees paid by such retailer and the revenues from their respective rental areas, we may be exposed to a risk of rental fees' rates being significantly lower than originally anticipated. A material decline in the long run in the business operations of such retailers may therefore, have an adverse affect on the results of operations of these commercial centers as well as on their recoverable amount. Other commercial centers, the rental areas of which have not been fully rented or which we have designated for an interim period as free of charge public areas, may be required to alter their original designation of use so as to serve, in the best optimal manner, our strategy for the center. Should these areas remain vacant or public, for a period longer than originally anticipated, our long-term cash flows may be negatively impacted and, as a result, it may decrease the value of the center; (iii) External Interruptions. Circumstances having significant impact on our real estate may include extensive and continuous infrastructure works carried out by municipalities or other legal authorities. Delays in completion of such works, beyond the anticipated target, may cause harm and damages to the results of operations of the real estate; (iv) Legal Issues and Other Uncertainties. Lawsuits that are pending, whether or not we are a party thereto, may have a significant impact on one of our hotels and/or on certain of our shareholding rights in investee companies, while claims submitted by previous land owners following expropriation may detrimentally affect the long term lease rights held in one of our shopping centers; certain laws and regulations, applicable to our business in certain countries where the legislation process undergoes constant changes, may be subject to frequent and substantially different interpretations; agreements which may be interpreted by governmental authorities so as to shorten term of use of real estate, and which may be accompanied with a demand to demolish the construction thereon erected, be that with or without compensation, may significantly affect the value of such real estate asset.

         Since market conditions and other parameters (such as macroeconomic environment trends, and others), which affect the fair value of our real-estate and investment, vary from time to time, the fair value may not be adequate on a date other than the date the measurement was executed (immediately prior to the balance sheet date). In the event the projected forecasts regarding the future cash flows generated by those assets are not met, we may have to record an additional impairment loss not previously recorded.

We may experience fluctuations in our annual and quarterly results as a result of our opening new malls, entering into new businesses and disposing of other malls and businesses.

         We periodically review our business to identify properties or other assets that we believe either no longer complement our business, or could be sold at significant premiums. We are focused on restructuring and enhancing real estate returns and monetizing investments and from time to time, attempt to sell these identified properties and assets. There can be no assurance, however, that we will be able to complete dispositions on commercially reasonable terms or at all. We also periodically review our business to identify opportunities for the acquisition or development of new malls. There can be no assurance that we will be able to develop or acquire malls that will become successful. As a result of our disposition and acquisition or development of malls, we may experience significant fluctuations in our annual and quarterly results. As a result, we believe that period-to-period comparisons of our historical results of operations may not necessarily be meaningful and that investors should not rely on them as an indication for future performance.

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

         As of the date hereof, through our wholly-owned subsidiary Plaza Centers (Europe) BV of The Netherlands ("Plaza Centers" or "PC"), we currently have an aggregate of 4 operating commercial and entertainment malls in Poland, as well as an aggregate of 8 malls in various stages of development and planning in Poland, the Czech Republic, Latvia and Greece. During May 2005 PC entered into Heads of Terms with the Klepierre Group of France for the sale by PC of a portfolio that includes its 4 operational malls in Poland (including Sadyba Best Mall, Krakow Plaza, Ruda Slaska Plaza and Poznan Plaza) and an additional 4 centers under development in Poland and the Czech Republic (including Rybnik Plaza, Sosnowiec Plaza, Novo Plaza and Pilsen Plaza). Klepierre also has an option to acquire a third shopping center under development in Poland, subject to the attainment of certain conditions (see "Item 4 - Information on the Company - "Recent Developments").

         The business concept and growth strategy of the commercial and entertainment mall business include the following elements:

         SITE LOCATION. Sites for the malls are chosen carefully for proximity to areas with large population concentrations, and with particular emphasis on the available transportation facilities that will service the malls. Where possible, the sites selected are within close proximity to metro, bus or tram lines and are adjacent to major roads. PC's unique strategy lies in the launching of malls not only in the capital cities of the various countries where it operates, but also in the peripheral cities.

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

         ANCHOR TENANTS. Where possible, agreements in principle are reached with anchor tenants, either generally or for agreed space. This facilitates easier leasing of the critical anchor areas, which in turn makes the leasing of smaller areas easier and contributes towards obtaining financing for the construction of malls.

         OPERATIONS. Following opening, our malls are managed by a management company (a subsidiary of PC), with know-how and expertise in marketing, promotions and ad hoc entertainment events to attract customers.

         GROWTH STRATEGY. Our growth strategy is to develop an extensive chain of commercial and entertainment malls bearing the "Plaza Centers" trade-name throughout Central and Eastern Europe. Through implementation of this strategy, we have established 16 operational malls in Hungary (which have been sold to the Klepierre Group and Dawnay Day Group - see "Item 4 - Information on the Company
- Recent Developments") and 4 in Poland, and 8 additional projects in various stages of development in Poland, the Czech Republic, Romania, Latvia and Greece. We currently plan to establish additional Plaza Centers in Croatia, Slovakia, Slovenia, Ukraine and Lithuania. By establishing presence in these countries well ahead of our competitors, we plan to expand our network of malls throughout Eastern and Central Europe.

         EXIT STRATEGY. While constantly seeking new methods to expand our commercial and entertainment business, opportunities may arise for us to realize our investment in this field of our operation. Our general business strategy has always contemplated the realization of groups of centers which have reached a critical mass in certain geographical areas, thereby creating a strategic advantage for potential purchasers and enabling us to obtain optimal terms for the realization of our investments so as to allow for future expansion opportunities. Similarly, we envisage entering into strategic partnerships with leading players in the region with a view to maximizing development potential. This strategy has been implemented in the transactions carried out with the Klepierre and Dawnay Day Groups (see "Item 4 - Information on the Company - Highlights of 2004").

         RESEARCH AND DEVELOPMENT IN IMAGE GUIDED FOCUSED ULTRASOUND ACTIVITIES

         We maintain a significant investment in InSightec. The products developed by InSightec are designed to create, an incisionless surgical treatment solution, for use by surgeons and interventional radiologists to non-invasively detect, monitor and destroy tissues and organs under direct real-time MR image guidance. The products are currently being evaluated for the coagulation of breast tumors and uterine fibroids, all under FDA Investigational Device Exemptions (IDEs). In October 2004, InSightec received pre-market approval for its ExAblate(R) 2000 system for non-invasive surgery for symptomatic uterine fibroids from the U.S. Food and Drug Administration. Our objective in this area is to become the market leader in MRgFUS systems, and to achieve a significant improvement in the quality and efficacy of the treatment while demonstrating cost effectiveness.

         ELSCINT - THE FOLLOWING IS A SUMMARY OF ELSCINT'S BUSINESSES:

         Elscint was incorporated in Israel in 1969 and has a perpetual duration. Our registered offices are located at 13 Mozes Street, Tel Aviv 67442, Israel. You may reach Elscint by telephone at: 972-3-608-6020 or by fax at 972-3-696-2022.

         Elscint is engaged in the following businesses:

         - Ownership and operation of hotels in Europe and elsewhere and construction of hotel projects through wholly owned and jointly controlled subsidiary companies;

         - Ownership, operation and management of the Arena commercial and entertainment center;

         -        Asset leasing;

         -        Investment in a biotechnology company; and,

         - Ownership, operation and management of the apparel company Mango, since May 2005.

RECENT DEVELOPMENTS

         On June 8th, 2005, we announced that our board of directors had met in early June 2005 and had appointed an independent committee (the "EMI Independent Committee") to consider and discuss with Elscint a possible combination of the two companies. On June 20, 2005, the EMI Independent Committee approached Elscint's independent committee to begin negotiations on the transaction and also offered an initial proposal to Elscint's board of directors to acquire all of Elscint's ordinary shares not already owned by the Company in a share-for-share transaction pursuant to which each ordinary share of Elscint will be exchanged for 0.40 of the Company's ordinary shares. The average closing price of the Elscint and the Company's ordinary shares on the New York Stock Exchange and on the Nasdaq National Market, respectively, during the 30-day period ending on June 8, 2005 (the date of the first announcement of the potential transaction) was US$5.78 and US$18.00, respectively. Should the parties decide to carry out the transaction, it will be subject to, inter alia, (i) the execution of a definitive agreement, (ii) the approval of the audit committee, board of directors and shareholders of both companies, (iii) court approval in accordance with Sections 350 and 351 of the Israeli Companies Law 1999, and (iv) the receipt of any other approvals required by law. There is no assurance that the EMI Independent Committee and Elscint's independent committee will continue discussions on this transaction, or that if the EMI Independent Committee does continue discussions with Elscint's independent committee, that the transaction will be agreed upon or consummated (pursuant to the aforementioned terms or at all).

         EMI

         OPENING OF POZNAN PLAZA

         In late May 2005, we celebrated the opening of Poznan Plaza, a commercial and entertainment mall in Poznan, Poland, thus achieving ownership of a total of 4 operational malls in Poland.

         SIGNING HEADS OF TERMS WITH THE KLEPIERRE GROUP FOR THE SALE BY PC TO KLEPIERRE OF 4 OPERATIONAL SHOPPING AND ENTERTAINMENT CENTERS IN POLAND AND AN ADDITIONAL 4 CENTERS UNDER DEVELOPMENT IN POLAND AND THE CZECH REPUBLIC

         On May 22, 2005, our Board of Directors approved the Heads of Terms signed on May 20, 2005 by PC, with the Klepierre Group of France for the sale by PC of a portfolio that includes four (4) operational malls in Poland and an additional four (4) under development in Poland and the Czech Republic (including Rybnik Plaza, Sosnowiec Plaza, Novo Plaza and Pilsen Plaza). Additionally, PC has awarded Klepierre with an option to acquire an additional center under development in Poland, subject to certain conditions. The Heads of Terms is subject to the fulfillment of certain conditions as specified below.

         Klepierre SA ("Klepierre"), one of the leading owners and operators of shopping centers in Europe, will acquire the entire equity and voting rights (100%) of the companies owning four operational shopping centers in Poland (Sadyba Best Mall, Krakow Plaza, Ruda Slaska Plaza and Poznan Plaza) in consideration for payment of a purchase price calculated on the basis of the gross rentals of these centers as of the March 31, 2005, at certain agreed yields. An adjustment of the purchase price will be conducted on December 31, 2005 on the basis of the gross rentals as of the adjustment date, at the agreed yields.

         As part of the transaction, Segece, a subsidiary of Klepierre ("Segece"), will acquire the entire outstanding share capital of Plaza Centers Management Poland Sp.z.o.o. ("Management Company"), the Polish subsidiary of PC which manages the acquired operational malls.

         In addition, Klepierre will sign future share purchase agreements for the acquisition of the entire equity and voting rights in the companies presently developing two (2) shopping centers in Poland (Rybnik Plaza and Sosnowiec Plaza), as well as a further two (2) companies developing shopping centers in the Czech Republic (Novo Plaza and Pilsen Plaza). Klepierre also has an option to acquire a third shopping center under development in Poland, subject to the attainment of certain conditions. Upon the completion and delivery of the shopping centers, Klepierre will pay the purchase price calculated on the basis of the gross rentals on the date of delivery, at agreed upon yields.

         Klepierre will furnish PC with an irrevocable bank guarantee in respect of the entire consideration based upon forecasted gross rentals. A final adjustment of the purchase price for each of these development centers will be conducted up to nine (9) months following delivery on the basis of actual gross rentals as of their adjustment dates, at the agreed upon yields.

         The completion of the transaction is subject to the obtaining of regulatory approvals, customary due diligence investigations, and the execution of definitive agreements in forms to be agreed. It is anticipated that the closing of the transaction will occur by the end of July 2005.

         Subject to verification, as previously mentioned, and assuming the exercise by Klepierre of the option referred to above, the assets to be sold under the transactions contemplated are valued in the aggregate amount of approximately E 425 million, or approximately US$540 million as of the date hereof.

         Within the framework of the transaction, it has also been agreed that Segece will acquire the remaining 50% of the equity rights in the Hungarian management company retained by PC after the previous transaction with Klepierre, which included the sale of 12 shopping centers and the sale of 50% of the management company to Segece (for details see below). Upon execution of the definitive agreement, Klepierre has agreed to release a bank guarantee held as security for certain future incomes.

         ACQUISITION OF THE REMAINING 50% OF SADYBA BEST-MALL

         On May 17, 2005 PC completed the acquisition of the 50% not owned by it in the Sadyba commercial and entertainment center in Warsaw, Poland, for a purchase price of approximately US$19.5 million.

         SALE OF 4 OPERATIONAL SHOPPING AND ENTERTAINMENT CENTERS IN HUNGARY

         On April 21, 2005, PC consummated the transaction for the sale of four
(4) shopping centers owned and operated by PC in Hungary to a subsidiary of the Dawnay Day Group ("Dawnay Day"), a leading financial and property group in the United Kingdom. The aggregate net cash consideration paid to PC and its subsidiaries totaled approximately E 16.7 million, or approximately US$21.7 million. Such consideration was determined according to the asset value of the acquired companies on the basis of audited financial statements as of the closing date, which was approximately E 54.4 million, or approximately US$70.7 million, less the deduction of financial liabilities (mainly, long term bank loans in the aggregate amount of approximately E 40.1 million, or approximately US$52 million). PC also agreed to guarantee certain portions of the rental revenues of one of the acquired shopping centers for a period of three years from the time of closing, as security for certain minimum rental revenues. EMI estimates the value of this guarantee (as of the date of this report) to be in the aggregate amount of approximately E 1.3 million, or approximately US$1.7 million. In addition, EMI granted Dawnay Day a guarantee for the fulfillment by PC of certain financial obligations and indemnities within the framework of this transaction.

         SALE BY PC TO KLEPIERRE OF 12 OPERATIONAL SHOPPING AND ENTERTAINMENT CENTERS IN HUNGARY

         On July 30, 2004, PC finalized the sale of 12 shopping centers owned and operated by PC in Hungary, to Klepierre Group of France, a leading owner and operator of shopping centers in Europe. The net cash consideration paid to PC and its subsidiaries, totaled approximately E 94.1 million (approximately US$116.5 million) (after the repayment of all outstanding debts). Such consideration was determined according to the net asset value of the centers, which was estimated at approximately E 287 million (approximately US$355 million). The sale of these centers resulted in a profit of NIS 132 Million (approximately US$30.6 million). The profit does not include a sum of approximately E11 Million (approximately US$15 Million), which is conditional upon the occurrence of certain conditions set forth in the transaction agreement and the receipt of certain confirmations. In addition, it does not include additional profit from the extension of the Duna Plaza shopping center in Budapest, if executed.

         WINNING A PRIVATIZATION TENDER FOR THE ACQUISITION OF THE CONTROLLING INTEREST IN A HUNGARIAN COMPANY THAT OWNS REAL ESTATE IN BUDAPEST

         On October 17, 2003, Ercorner Kft., a wholly-owned subsidiary of PC ("Ercorner"), was officially declared as the winning bidder in a privatization tender for the acquisition of controlling interests in Hajogyari Sziget Vagyonkezelo Kft. ("Target Company"), a Hungarian company. As a result, Ercorner acquired 66% of the equity shares and 91% of the voting rights in the Target Company in consideration for payment of E 18 million (approximately $22.5 million). The Target Company owns approximately 320,000 square meters (approximately 3.5 million square feet) of land located on the Obuda Island in the Danube River, a tourist and entertainment area in central Budapest. The construction rights on this area are for approximately 300,000 square meters (approximately 3.3 million square feet), with designations for offices, commercial space, tourism, entertainment and leisure and hotels. The buildings presently located on these properties, measuring approximately 55,000 square meters (approximately 600,000 square feet) are leased out as offices, restaurants and entertainment outlets, generating rental revenues of approximately E2.8 million (approximately $3.5 million) per year. PC intends to submit, through Ercorner, applications to local planning authorities in order to modify the permitted urban usage designations, so as to maximize the development potential of the area owned by the Target Company. As security for obtaining these permits, EMI has executed a corporate guarantee in favor of the bank which financed the acquisition of Ercorner's rights in the transaction.

         PC has obtained financing for the purchase by Ercorner of the Target Company through an arrangement between PC and the one of Hungary's leading commercial banks ("the Bank"), pursuant to which, the Bank will provide to Ercorner a loan in the amount of approximately E14 million (approximately $17.6 million), (the "Loan"), constituting approximately 80% of the purchase price for the acquisition of the interest in the Target Company. The Loan has been provided for a period of two years. PC granted an option to the bank, to acquire 50% of the equity interest in Ercorner, which the Bank has exercised, following which a Joint Venture and Quotaholders Agreement was executed between the parties. Hungarian anti-monopoly approvals for this transactions were granted.

         In April 2004, a shareholders' agreement (joint venture) was signed, subject to fulfillment of certain conditions (mainly the authorities' approval of a change in the zoning according to the urban building plan and receipt of building permits), between Ercorner on the one hand, and the minority shareholders of the Target Company, on the other hand, under which the minority shareholders agreed to pay Ercorner $1 million in exchange for the equalization of their voting rights in the Target Company with their ownership rights therein (30%). The minority shareholders will have a put option, exercisable during the 3 year period after the transaction closing date, to sell their holdings in the Target Company to Ercorner at a price reflecting the cost of acquisition of the shares by Ercorner plus interest at Euribor + 2% less profits paid out by it up to the selling date. Concurrently, Ercorner was granted a call option to require the minority shareholders to sell it, at the end of the put period, the same shares, upon the same conditions, if the put option is not exercised by the minority shareholders. The parties undertook to complete their investments in the Target Company's shareholders' equity up to a shareholders' equity to bank loans ratio being not less than 20% to 80% respectively.

         Simultaneously with the above agreement, an agreement was signed between the holders of the Target Company and ESI Associates Holdings Ltd., an unrelated third party ("ESI") appointing the owner thereof, as project manager of the Target Company. It was also agreed that, subject to fulfillment of certain conditions, ESI is to acquire from the Target Company's shareholders 10% of the equity and voting rights in the Target Company, in consideration for the cost of acquisition of these rights by Ercorner from the Hungarian privatization board. For the purpose of financing the acquisition of ESI's share as described above, the shareholders of the Target Company will provide ESI a loan in proportion to their holdings, for E0.2 million ($0.25 million), maturing at the end of 3 years from the date of provision thereof.

         During a period of two years from the closing of the transactions there will be restrictions on the transfer of shares the Target Company.

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

         DIVIDEND DECLARED AND PAID

         On February 7, 2005, the Company's Board of Directors declared a dividend in the aggregate amount of US$37 million (or US$1.689 per Ordinary Share). The dividend was paid on March 17, 2005 to shareholders of record as of March 2, 2005.

         TENDER OFFER COMPLETED

         On December 27, 2004, the Company completed a tender offer to repurchase 2,800,000 Ordinary Shares, or approximately 11.5% of the Company's issued and outstanding shares, at a price of US$11.40 per share.

         DEVELOPMENTS RELATING TO INSIGHTEC

         On March 24, 2004, a Warrant Purchase Agreement was executed by InSightec and EMI, under which EMI was granted warrants to purchase an aggregate of 977,552 ordinary shares of InSightec at an exercise price of $7.31 per share, for 36 months from closing. EMI undertook to execute a 36-month extension of a guarantee of EMI to InSightec's obligations under the latter's line of credit with an Israeli bank, in an amount of $ 5 million. EMI also agreed not to demand repayment of a loan extended by it to InSightec in the amount of $2.15 million for a period of 36 months or the occurrence of certain events specified in the Warrant Purchase Agreement. Concurrently, in March 2004 a Stock Purchase Agreement was executed by InSightec and MediTech Advisors LP ("MTA") under which the new investor paid $3 million to InSightec in exchange for the issuance to such third party of 410, 161 shares of InSightec.

         On September 28, 2004 InSightec signed an agreement for an internal round of financing totaling US$21 million from its existing shareholders, Elbit Ultrasound (Netherlands) B.V., our subsidiary, GE Capital Equity Holdings Inc., a subsidiary of General Electric Company and MTA, a private firm specializing in the healthcare marketplace. The financing consisted of convertible notes bearing an annual interest rate of Libor + 3%. The convertible notes may be converted in whole or in part at any time into ordinary shares of InSightec at a conversion rate of US$7.30 per share. Following the completion of this investment, the Company's shareholdings in InSightec totaled 52.2% on a fully diluted basis.

         On October 22, 2004, InSightec received pre-market approval for its ExAblate(R) 2000 system for non-invasive surgery for symptomatic uterine fibroids from the U.S. Food and Drug Administration.

         ELSCINT

         - The signing of management agreements, in June 2004, with the Rezidor Group regarding the future management of two hotels presently under development, namely the "Ballet Institute" building in Budapest (which will be operated under the "Regent" trade name), and the Bucuresti Hotel in Bucharest (which will be operated under the "Radisson SAS" trade name). The operator will commence management of these hotels following the completion of the renovation of the respective facilities. Both agreements are for 20 year periods, on customary market terms. Under both agreements, the operator has guaranteed minimum return at rates and subject to terms and conditions specified in the agreements that are customary to agreements of this type.

         -        Opening of the Riverbank Park Plaza Hotel in April 2005.

         - The acquisition of Mango, the owner of eight retail stores in Israel which sells women's apparel that is purchased from Mango International a Spanish apparel company that designs, manufactures and markets clothing and accessories for women under the retail brand name MANGO-MNG(TM) .

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

FISCAL YEAR 2002

         EMI

         Acquisition of Duna Plaza, Sopron Plaza and Nyir Plaza - In February 2002, PC and a wholly-owned Cypriot subsidiary of PC finalized the acquisition from an unrelated third party, for total consideration of E47.2 million, of all of the capital stock of three Hungarian companies, each of which owns a commercial and entertainment mall in Hungary: Duna Plaza Kft., Sopron Plaza Kft. and Nyiregyhaza Plaza Kft. In addition to the purchase price, PC assumed a loan made previously to one of the companies in the amount of E12.27 million. PC and its Cypriot subsidiary financed this transaction by long-term loans (See "Item 5
- Operating and Financial Review and Prospects - Loans - EMI").

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

         ELSCINT

         In 2002, Elscint made the following capital expenditures and divestitures (Elscint's share of each expenditure and divestment is 100% unless otherwise indicated):

         HOTELS AND LEISURE

         Riverbank Park Plaza Hotel

         The total additional amount invested by Elscint's jointly controlled subsidiary in this project during the year ended December 31, 2002 was GBP 13.4 million of which Elscint's share was 50%. These amounts were expended principally in respect of planning, design and construction. Elscint financed these costs mainly through short term bank facilities.

         Andrassy

         The total amount invested by Elscint's jointly controlled subsidiary in the project during 2002 (including obtaining full and clean title) was approximately Euro 1.1 million of which Elscint's share was 50%.

         Astrid Park Plaza Hotel

         The cost of the completion and of the renovation works at the Astrid Park Plaza hotel in Antwerp, Belgium and the commencement of construction of the Aquatopia within the facility was approximately Euro 2.6 million.

         THE ARENA

         The total additional amount invested by Elscint's subsidiary in this project during the year ended December 31, 2002 was $12.7 million. These amounts were expended principally on construction of the facility.

         BIOTECHNOLOGY INVESTMENT

         In April 2002, Elscint Bio-Medical Ltd. ("EBM"), a wholly owned subsidiary of Elscint ("EBM"), acquired from a third party 450,000 additional ordinary shares in Gamida for approximately $1.0 million.

         SUB-ASSEMBLY AND MANUFACTURING FACILITY

         On December 31, 2002 the Company sold (on the basis of an agreement signed on November 13, 2002), substantially all of the assets and assigned certain liabilities relating to the manufacturing, development, assembly, engineering and integration operations conducted by Elscint at the factory in Ma'alot in Northern Israel. The buyer did not assume tax liabilities, liabilities arising out of breaches by Elscint of assigned contracts, employee related liabilities for the period preceding the consummation of the transaction, and certain retained environmental liabilities. On the basis of the closing balance sheet, the buyer paid approximately $20.5 million, including a payment in respect to goodwill. As a result of this transaction, Elscint recorded a capital gain of approximately $8 million.

FISCAL YEAR 2003

         EMI

         Continuing Investments in Mall Projects - Throughout 2003, PC acquired the land in Poznan, Poland and commenced development and construction of this mall, for a total investment up to the date of this report, of E11.5 million ($14.4 million). In addition, EMI continued the construction of its other malls, and completed the sale of land in Timisoara, Romania, for approximately $1.1 million.

         Extension of term of general financing to EMI and EUBV by an Israeli Bank - See - "Item 5 - Loans". During 2003, various subsidiaries of PC were granted long term refinancing loans of up to a total of E99 million ($123.75 million). See "Item 5 - Operating and Financial Review and Prospects - Loans".

         On April 5, 2003, PC signed an agreement for the acquisition of the entire share capital of Dreamland Entertainment N.V. ("Dreamland"). Dreamland's main activity is the operation, through a subsidiary, of entertainment areas in commercial and entertainment malls in Poland, including bowling lanes, internet cafes, ice cream sales, vending machines and live music and entertainment. Dreamland also operates in Polish shopping and entertainment centers owned by PC's project companies. The aggregate consideration for this acquisition was E4.2 million ($5.25 million) following deduction of commercial debts owed by Dreamland's subsidiary to PC's project companies.

         Repayment by EMI of loans in an aggregate amount of $75 million. Repayment was executed using deposits that secured the repaid loan.

         ELSCINT

         In 2003, Elscint made the following capital expenditures and divestitures (Elscint's share of each expenditure and divestment is 100% unless otherwise indicated):

         HOTELS AND LEISURE

         Riverbank Park Plaza Hotel

         The total additional amount invested by Elscint's jointly controlled subsidiary in this project during the year ended December 31, 2003 was GBP 22.6 million of which our share was 50%. These amounts were expended principally on construction. Elscint is financing the construction of the hotel through long term bank facilities and its available funds.

         Astrid Park Plaza Hotel

         The total cost of the construction of the Aquatopia within the facility was approximately Euro12.5 million. During 2003 Elscint's subsidiary invested Euro 11.1 million in this project. Elscint financed these costs mainly through its available funds.

         Apartment Hotel Bucuresti Complex (Centreville)

         The total amount invested by Elscint's subsidiary in the renovation of the hotel apartment in the Bucuresti complex during the year ended December 31, 2003 was Euro 3.1 million.

         THE ARENA

         The total additional amount invested by Elscint's subsidiary in this project during the year ended December 31, 2003 was approximately $48.3 million. This amount was principally expended on construction. Elscint financed these costs mainly through a bank facility.

FISCAL YEAR 2004

         EMI

         Klepierre transaction - Acquisition from PC by the Klepierre Group of 12 commercial and entertainment malls owned and operated by PC in Hungary. See "Item 4 - Information on the Company - Recent Developments". As to liquidity and capital recourses, see Item 5 - Operating and Financial Review and Prospects - General".

         Construction - PC is currently in the process of constructing, through subsidiaries, 8 commercial and entertainment malls as well as an extension to another mall. During May 2005 PC entered into Heads of Terms with the Klepierre Group of France for the sale by PC of a portfolio that includes its 4 operational malls in Poland (including Sadyba Best Mall, Krakow Plaza, Ruda Slaska Plaza and Poznan Plaza) and an additional 4 centers under development in Poland and the Czech Republic (including Rybnik Plaza, Sosnowiec Plaza, Novo Plaza and Pilsen Plaza). Klepierre also has an option to acquire a third shopping center under development in Poland, subject to the attainment of certain conditions. See "Item 4 - Information on the Company - "The Current Business of EMI and Elscint - EMI" and "Recent Developments" . PC intends to finance these constructions through bank loan facilities and loans from its shareholders.

         Warrants to acquire additional shares of InSightec - See - "Item 4 - Information on the Company - Recent Developments - EMI".

         Winning a privatization tender for the acquisition of the controlling interest in a Hungarian company that owns real estate in Budapest - PC has obtained financing for this purchase by its subsidiary through an arrangement between PC and one of Hungary's leading commercial banks. See - "Item 4 - Information on the Company - Recent Developments".

         Sale of Elblag Plaza - During February 2004, PC sold its subsidiary Elblag Plaza Sp.z.o.o. PC recorded a capital gain from such sale.

         Purchase of Latvian Company - On March 2004, PC completed the purchase of 50% of the shares of a Latvian company (SIA Diksna) which owns a plot of land in Riga, Latvia, via a joint venture agreement, with a United States based Investment Company, for total consideration of US$ 2.7 million. The two groups intend to construct and manage a shopping center on the plot in Riga. In August 2004, SIA Diksna acquired an additional plot for total consideration of approximately US$ 2.6 million and is currently in advance stages of negotiations for the acquisition of an additional plot in Riga, as part of the planned shopping center there. The total additional investment of PC resulting from the acquisition of both plots is approximately US$ 2.6 million.

         Purchase of Czech Company - On April 19, 2004, PC completed the purchase of Bestes s.r.o., a company which holds a plot of land in Prague, for total consideration of approximately US$ 7 million. The purchase was performed through PC's subsidiary, Entertainment Plaza s.r.o.

         ELSCINT

         In 2004, Elscint made the following capital expenditures and divestitures (Elscint's share of each expenditure and divestment is 100% unless otherwise indicated):

         HOTELS AND LEISURE

         Riverbank Park Plaza Hotel

         The total additional amount invested by Elscint's jointly controlled subsidiary in this project during the year ended December 31, 2004 was GBP 34.0 million (approximately $ 65.9 million) of which our share was 50%. These amounts were expended principally on construction. Elscint is financing the construction of the hotel through long term bank facilities and its available funds. (See "Item 5 - Operating and Financial Review and Prospects - Loans")

         Apartment Hotel Bucuresti Complex (Centreville)

         The total amount invested by Elscint's subsidiary in the renovation of the hotel apartment in the Bucuresti complex during the year ended December 31, 2004 was Euro 2.0 million (approximately $ 2.7 million). Elscint's subsidiary financed these costs through short-term facility and available free cash flow from the operations of the Centraville apartment hotel.

         THE ARENA

         The total additional amount invested by Elscint's subsidiary in this project during the year ended December 31, 2004 was approximately $5.7 million. This amount was principally expended on construction works. Elscint financed these costs mainly through available free cash flow from operations and its available funds.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES CURRENTLY IN PROGRESS

         Currently, we and Elscint are either in the process of making or are planning to make additional capital expenditures, as follows:

         EMI

         Signing of Heads of Terms with the Klepierre Group of France for the sale by PC of a portfolio that includes its 4 operational malls in Poland and an additional 4 centers under development in Poland and the Czech. Klepierre also has an option to acquire a third shopping center under development in Poland, subject to the attainment of certain conditions. See - "Item 4 - Information on the Company - Recent Developments - EMI".

         Acquisition of the remaining 50% of Sadyba Best-Mall. See - "Item 4 - Information on the Company - Recent Developments - EMI".

         Construction of Novo Plaza - On February 9, 2005 PC signed a contract for the construction of Novo Plaza in Prague. The total contract scope is estimated at US$ 27.3 million. The Company expects to complete the building of the shopping and entertainment center during the first quarter of 2006.

         Channel 2 - Tender - On November 29, 2004, a binding Term Sheet was executed by the Company and Elscint (in equal parts) on one hand, and Taya Communications Ltd. on the other hand, for the establishment (50% each) of a joint venture ("Canne") to submit a bid in the tender published by the Second Television and Radio Authority, for the award of a license for the operation of the "Channel 2" television channel in Israel for a 10 year period. The tender bid was submitted at the end of January 2005. the Company's share in the total aggregate costs of the joint venture up to completion of the tender bid amounted to 2.5 million; (out of which NIS 0.4.5 million had been expended, through December 31, 2004). In April 2005, the Second Television and Radio Authority informed Canne that it was not included among the winning groups in the tender.

         ELSCINT

         During 2004, Elscint either made is in the process of making, or is planning to make, additional capital expenditures, as follows:

         HOTELS AND LEISURE

         Riverbank Park Plaza Hotel

         The additional amount invested by the Elscint's jointly controlled subsidiary in this project through May 2005 was GBP 9.9 million, of which Elscint's share was 50%. The estimated cost for the completion of this project is approximately GBP 6.1 million, of which Elscint's share is 50%.

         Bucuresti Hotel Complex, Bucharest, Romania - Renovation Planned

         Elscint intends to extensively renovate the Bucuresti Hotel in order to enable compliance with the international standards required for a four star business hotel. As of May 31, 2005, the renovation program was in an advanced stage of preparation. The estimated cost for the renovation of this project is Euro 36.5 million, which Elscint financed and intend to further finance through bank loans and equity investments.

         Andrassy

         Elscint intends to extensively renovate the Andrassy Hotel in order to enable compliance with the international standards required for a four star business hotel. As at May 31, 2005, the renovation program was in an advanced stage of preparation. The estimated cost for the renovation of this project is Euro 25 million, of which Elscint's share is 50%, which Elscint intends to finance through bank loans and equity investments.

         Astrid Park Plaza

         At the beginning of 2005, Elscint closed the Aquatopia attraction within the Astrid Park Plaza facility for purpose of re-designing. The estimated cost for this project is Euro 2.2 million, which Elscint intends to finance through equity investments. As of May 31, 2005, Elscint substantially completed this project.

         MANGO - ACQUISITION

         In May 2005, Elscint completed a transaction for the acquisition of 100% of the equity and voting rights of Mango (including an option to purchase another retail store) in consideration for Euro 2.85 million (see "Business Overview" below). As of June 30, 2005, Elscint paid an amount of Euro 2.9 million, including payment in respect of inventory and the acquired company net monetary assets as presented in Mango's closing balance sheet and will pay an additional amount of Euro 150,000 in two equal installments at the end of year 2005 and 2006.

         OTHERS

         Channel 2 - Tender: On November 29, 2004, a binding Term Sheet was executed by Elscint and the Company (in equal parts) on one hand, and Taya Communications Ltd. ("Taya") on the other hand, for the establishment of a 50% joint venture called Canne, to a bid in the tender published by the Second Television and Radio Authority for the award of a license for the operation of the "Channel 2" television channel in Israel for a 10 year period (the "Term Sheet"). The tender bid was submitted at the end of January 2005. Elscint's share in the total aggregate costs of the joint venture up to completion of the tender bid amounted to NIS 2.5 million. (out of which NIS 0.85 million was expended, through December 31, 2004). In April 2005, the Second Television and Radio Authority informed Canne that it was not included among the winning groups in the tender.

B.       BUSINESS OVERVIEW

         The following table sets forth our revenues by business activity in each geographic market in which we operate, for each of the last three years (in thousands of NIS):

                                                                                                     Convenience
                                                          Fiscal Year Ended                      Translation in U.S.
                                                            December 31,                          Dollars For 2004
                                                2004               2003             2002             (Unaudited)
(in thousands of NIS)
Western Europe                                 203,615                 181,668        170,326            47,264
Eastern and Central Europe                     282,536                 346,200        314,501            65,584
Israel                                          55,262                  20,106          1,509            12,828
Others                                          46,131                   1,782          1,629            10,708

Total Revenues                                 587,545                 549,756        487,965           136,384

         The breakdown of revenue by sector of activity for each of the last three years is presented in the following table (in NIS thousands):

                                                                                                     Convenience
                                                           Fiscal Year Ended                     Translation in U.S.
                                                             December 31,                         Dollars For 2004
                                                2004              2003              2002             (Unaudited)
From the operation of commercial                 311,893             347,056          279,776            72,398
centers

From the operation and management of             218,365             189,205          206,679            50,688
hotels

From sales of medical systems                     44,049                   -                -             3,037
From leasing fees and other                       13,238              13,495
Others                                                 -                   -            1,509                 -

Total Revenues                                   587,545             549,756          487,964           136,384


THE CURRENT BUSINESSES OF EMI AND ELSCINT

         EMI

         COMMERCIAL AND ENTERTAINMENT MALLS

         The operations of each shopping center project are conducted through a special purpose project corporation. PC operates as a holding company that holds interests in the special purpose corporations which develop, construct and operate the centers or have interests in land, developed or intended to be developed as centers.

         PC presently has 4 operating malls in Poland and 8 similar projects in various stages of planning and development in Poland, the Czech Republic, Latvia and Greece. During May 2005 PC entered into Heads of Terms with the Klepierre Group of France for the sale by PC of a portfolio that includes its 4 operational malls in Poland and an additional 4 centers under development in Poland and the Czech Republic, in addition to an option to acquire a third shopping center under development in Poland, subject to the attainment of certain conditions (see "Item 4 - Information on the Company - Recent Developments"). The commercial and entertainment malls are constructed in three basic models:

         (i) "Midi-Malls" measuring between 165,000 and 242,000 square feet (constructed),

         (ii) "Mega-Malls" measuring between 330,000 to 550,000 square feet (constructed), and

         (iii) "Mini-Malls" of 110,000 to 165,000 square feet (constructed), depending on the size of the land and the target population (all excluding underground parking facilities, where applicable).

         Approximately 75% of the total constructed area of each commercial and entertainment mall is set aside to be leased. Mall sizes are dependent on the size of the land and the target population. Our malls are generally comprised of two principal elements, shopping and entertainment. The anchor tenants form the basis of these elements, around which the smaller businesses and activities are introduced, and provide a wide range and choice of activities to patrons. The entertainment facilities generally include a cinema complex of between 8-12 screens, a video and gaming arcade, bowling alleys, billiard halls, fitness centers, bars, discotheques, children's playgrounds and, in some projects, an IMAX three-dimensional cinema screen. The food court consists of a range of restaurants, offering a variety of culinary opportunities from fast food to gourmet foods. Unless otherwise indicated in the following table, PC owns 100% of each identified mall.

         The commercial activities focus on supermarket and department store anchor tenants, and are carefully monitored to allow an optimal mix of stores and services to cater for all requirements and to offer the maximum range of commodities to patrons.

         Our commercial and entertainment mall business currently consists of the following projects:

         OPERATIONAL MALLS

NAME OF MALL                        COMMENCEMENT OF           LEASEABLE AREA         PARKING             OCCUPANCY
                                       OPERATION                 (SQ. FT.)           SPACES             AT 03/31/05

SADYBA BEST MALL,                   September 2000               260,000              1,100                 84.2%
Warsaw, Poland
-    110 shops
-    12 screen multiplex cinema
-    Three-dimensional IMAX screen
-    Situated in the center of Warsaw

RUDA SLASKA PLAZA,                   November 2001               158,000               600                  92.0%
Ruda, Slaska, Poland
-    81 shops
-    8 screen multiplex cinema

KRAKOW PLAZA, Krakow,                December 2001               344,300              1,500                 85.9%
Poland
-    140 shops
-    Multiplex screen cinema complex, including an IMAX screen

POZNAN PLAZA, Poznan                   May 2005                  325,000              1,100                recently
Poland                                                                                                      opened
-    Recently opened

         In addition to our operating projects, we have a number of projects under development, which are described below. The following projects are in various stages of planning and development.

         PROJECTS UNDER DEVELOPMENT

NAME                        STATUS                                 SCHEDULED       LEASEABLE        PARKING
                                                                   OPENING         AREA(SQ.FT.)(1)  SPACES (1)
LUBLIN PLAZA,               Perpetual usufruct of land; Joint      2006            280,000          950
Lublin, Poland (2)          Venture Agreement signed; Building
                            permit pending.

RYBNIK PLAZA,               Land acquired; All required permits    2006            173,000          500
Rybnik, Poland              were issued.

NOVO PLAZA, (3)             Land acquired ; All required permits   2006            280,000          800
Prague, Czech Rep.          were issued.

HELIOS PLAZA,               Land acquired; All required permits    2006            312,000          1,015
Athens Greece               were issued(4).

SOSNOWIEC PLAZA,            Land acquired ; Building permit        2006            143,000          850
Sosnowiec, Poland           pending.

PILZEN PLAZA,               Lease for 99 years; Planning and       2005            161,700          450
Pilzen, Czech Republic      building permits pending .

RIGA PLAZA, (2)             Joint venture agreement signed.        2006            341,000          1500
Riga, Latvia

LODZ PLAZA,                 Land Acquired. PC has not determined   not             320,111          1,000
Lodz, Poland                yet the time schedule for the          determined yet
                            construction of this project nor its
                            precise plan.

 -----------------------------

    (1) Details provided in these items are presented according to the plans and designs of each respective mall and may subsequently differ.
    (2)  PC has 50% interest in this project.

    (3) PC holds 99% of the ownership in the land. The remaining 1% is being held by the seller for a period of 5 years, following which PC has an option to acquire such 1% at nominal value secured by a pledge over the shares in PC's favor. The transaction is pending consummation. The project contains 57,700 sq. ft. for office use.
    (4) Due to changes in the relevant zoning scheme applicable to the project, the Company is presently re-assessing this project.
    * In addition to the described commercial and entertainment malls, PC intends to sell parts of the land it owns in Bucharest, Romania. PC is also reassessing its plans to construct in Brno.

         OTHER PROPERTIES

         HUNGARY - OBUDA PROJECT

         Ercorner Kft. a Hungarian subsidiary of PC (see Item 4), owns approximately 320,000 square meters (approximately 3.5 million square feet) of land located on the Obuda Island in the Danube River, a tourist and entertainment area in central Budapest. The construction rights on this area are for approximately 300,000 square meters (approximately 3.3 million square feet), with designations for offices, commercial space, tourism, entertainment and leisure and hotels. The buildings presently located on these properties, measuring approximately 55,000 square meters (approximately 600,000 square feet), are leased out as offices, restaurants and entertainment outlets, generating rental revenues of approximately US$3.5 million per year. PC intends to submit, through Ercorner, applications to local planning authorities in order to modify the permitted urban usage designations, so as to maximize the development potential of the area owned by Ercorner.

         HUNGARY - PLAZA HOUSE BUILDING

         Plaza House Kft., a wholly-owned Hungarian subsidiary of PC, owns an office building located on the prestigious Andrassy Boulevard, in the center of Budapest. The building was reconstructed and refurbished by Plaza House during 2000-2001. Many of the original features have been retained including the inner courtyard, staircases, stucco, ornate metalwork and fine wood carvings. The building is located on property totaling approximately 600 square meters (approximately 6,600 square feet) and consists of four floors, an atrium and a basement, with a total constructed area of approximately 2,400 square meters (approximately 26,400 square feet). The site is located in an exclusive area of the city in which several foreign embassies are located. Parts of the building have been leased to subsidiaries of PC and C.D.P.M. Kft., a subsidiary of Control Centers Ltd. ("CDPM"). The building is also used as the headquarters of PC's management.

         HUNGARY - DUNA PLAZA OFFICES

         PC owns the offices section of the building adjacent to the Duna Plaza Center in the center of Budapest. In the framework of the transaction involving the sale of Duna Plaza to Klepierre (see "Item 4 - Information on the Company - Recent Developments") it has been agreed that the Duna Plaza Offices are excluded from the ambit of the transaction and will be registered as a separate title unit within a condominium in the name of a special purpose company, the rights of which shall ultimately be held by PC.

         THE CZECH REPUBLIC - THE PRAHA PLAZA COMMERCIAL COMPLEX

         Praha Plaza s.r.o., a wholly-owned Czech subsidiary of PC, owns a commercial complex comprised of a number of buildings located in the Third District of Prague. Their strategic location allows for convenient transportation to the complex.

         The buildings are located on property totaling approximately 50,000 square meters (approximately 550,000 square feet) and consist of a five floor main building and a basement, an office building consisting of four floors and an office building of two floors. In addition, there are a number of other buildings of one floor each. The total leasable area of the buildings is approximately 45,000 square meters (approximately 495,000 square feet). The property is currently operating as a commercial complex with a 50% occupancy rate as at May 31, 2005.

         PROJECT MANAGEMENT AND SUPERVISION

         PROJECTS UNDER DEVELOPMENT AND CONSTRUCTION

         Each of the subsidiaries that has initiated their respective projects before the end of 2002, entered into a Project Supervision Agreement with CDPM, pursuant to which CDPM provides project supervision and construction management services to each of the relevant subsidiaries during the construction phase of the project. In consideration for such services, CDPM is entitled to receive fees calculated at 5% of the cost of the design and construction related costs of the project, excluding land acquisition and financing costs (which cost will be calculated as per the instructions in the agreement). See - "Item 7 - Major Shareholders and Related Party Transactions".

         PROJECT MANAGEMENT

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

         ExAblate 2000(R) is based on breakthrough technology that combines high-intensity focused ultrasound with MRI imaging to achieve accurate destruction of tumors in a completely non-invasive manner and under real-time imaging control. The standard treatments for uterine fibroids are mainly invasive procedures. This new procedure, performed in an outpatient environment, has been shown to provide relief in women suffering from symptomatic uterine fibroids with minimal side effects.

         The MRgFUS treatment of uterine fibroids may serve as a very good alternative to the current traditional solution for this problem, which usually involves major surgery with a considerable rate of complications and long convalescence time. In October 2004, InSightec received pre-market approval for its ExAblate(R) 2000 system for non-invasive surgery for symptomatic uterine fibroids from the U.S. Food and Drug Administration.

         ExAblate 2000(R) systems are being used in clinical studies at leading North American, European, Israel and Japan medical centers, including: Harvard's Brigham and Women's Hospital in Boston, Massachusetts; the Mayo Clinic at Rochester, Minnesota; John Hopkins Hospital, Baltimore; Saint Mary's of London; Charite in Berlin; Semmelweiss University in Budapest, Isei Kai Hospital, Osaka University; and the Sheba Medical Center in Israel. Approximately 1,100 clinical treatments for several indications have already been performed. Currently active Phase I and II clinical studies include treatment of breast cancer, breast fibroadenoma (benign tumor), pain palliation in bone metastases, liver tumors etc. First Phase I clinical studies on the treatment of brain tumors through the intact skull using a new, dedicated MRgFUS system temporarily designated ExAblate 4000 has been performed at Brigham and Women's Hospital. InSightec's MRgFUS technology is at the cutting edge of developments in its field, and contains several technical breakthroughs and advanced system concepts, which facilitate a dramatic improvement in treatment capabilities, as well as providing three-dimensional planning and follow-up capabilities. These developments are based on the extensive accumulated know-how in the medical imaging area, use of high-output ultrasound, MRI and other high end technologies.

         ELSCINT

         HOTELS AND LEISURE

         The goal of our hotel business is to acquire and manage, via an unrelated third party management company, four star hotel properties which provide the business and vacation traveler with five star quality accommodations, conveniently located near major transportation stations, at four star hotel prices. Elscint's ownership percentage in its hotels varies, and the remaining interests in those hotels that are not wholly-owned by Elscint are owned by various unrelated third parties, including subsidiaries of the Red Sea group of companies.

         Set forth below is our percentage ownership and other certain information relating to Elscint's hotels:

                                         ELSCINT'S
                                          HOLDING                          AVERAGE OCCUPANCY
       NAME AND RATE OF HOTEL           PERCENTAGE       TOTAL ROOMS          DURING 2004             OTHER INFORMATION
       ----------------------           ----------       -----------          -----------             -----------------
Victoria Hotel, Amsterdam, The              50%        305 (27 Suites)            93%           -   business center
Netherlands - Four Star                                                                         -   health center
Utrecht Park Plaza Hotel, Utrecht,          50%        120 (40                    74%           -   70 parking spaces
The Netherlands - Four Star                            executive rooms)                         -   11 conference rooms

                                         ELSCINT'S
                                          HOLDING                          AVERAGE OCCUPANCY
       NAME AND RATE OF HOTEL           PERCENTAGE       TOTAL ROOMS          DURING 2004             OTHER INFORMATION
       ----------------------           ----------       -----------          -----------             -----------------
Astrid Park Plaza Hotel, Antwerp,          100%        229 (19                    74%           -   includes an
Belgium - Four Star                                    business suites)                             oceanarium
                                                                                                    attraction
                                                                                                    (Aquatopia)
                                                                                                -   12 boardrooms
                                                                                                -   18 conference rooms

Centreville Hotel Apartments                70%        230                        89%           -   fully operational
                                                                                                    since May, 2003.

Sherlock Holmes Hotel, London           45%  equity    119 (17                    83%           -   fitness center
- Four Star                             50% voting     executive                                -   main meeting room
                                                       studios, 3                                   for 600 people
                                                       split level                              -   6 board rooms
                                                       "loft" suites)

Victoria Park Plaza Hotel, London           50%        287 (22                    87%           -   Executive lounge
- Four Star Deluxe                                      business suite                          -   health center
                                                       and 12 main                              -   main conference room
                                                       suites) and 12                               for up to 750 people
                                                       apartments                               -   13 additional
                                                                                                    conference rooms
                                                                                                -   underground parking
                                                                                                    facilities

Riverbank Park Plaza Hotel, London    45% equity       396 and an         soft opening since    -   full leisure center
- Four Star Deluxe                    50% voting       additional 66          April 2005        -   two main conference
                                                       apartment hotel                              rooms, each with
                                                       luxury suites                                capacity of up to
                                                                                                    650 people
                                                                                                -   20 additional
                                                                                                    conference rooms

Sandton Park Plaza Hotel,                 33.33%       138 (61 suites)            53%           -   business center
Johannesburg - Four Star


Ballet Building Project, Budapest,          50%        199                         -            -   The hotel is under
Hungary                                                                                             development in final
                                                                                                    stage of planning

Bucuresti Hotel, Bucharest, Romania         70%        438                         -            -   The hotel is closed
- Four Star                                                                                         for renovation

          BEA Hotels N.V,, a wholly owned subsidiary of Elscint, or BEA, was granted an option from Park Plaza, exercisable until December 31, 2005, to purchase from Park Plaza 33% of the ownership and controlling rights in a company under its ownership, which was incorporated to acquire the business (including tangible assets, hotel management agreements, management rights, rights to use trade names, etc.) of the Park Plaza chain in Europe (hereinafter "the acquired company"). As part of the agreement, BEA granted Park Plaza two loans in the aggregate amount of $5 million. The terms of the loans are as follows: (i) a loan of $1.67 million linked to the U.S. Dollar, which bears annual interest at the rate of Libor plus 1% and (ii) an additional loan of $3.33 million in exchange for an option to convert the principal of $3.33 million into shares of the acquired company. As part of this agreement, if BEA decides not to exercise the option, the additional loan of $3.33 million would have the same terms of the $1.67 million loan described above. As security for the repayment of the loans, Elscint will hold back amounts payable to Park Plaza with respect to Park Plaza's rights in Elscint's hotels, except for management fees of the hotels. In addition, BEA and Elscint agreed to provide the acquired company with a loan of up to an additional $2.25 million, if and to the extent this amount is required for the purchase of other assets by the acquired company. As part of this agreement, Park Plaza has an option, exercisable at any time prior to December 31, 2005, in the event of disagreement between the parties regarding Park Plaza's rights, to acquire BEA's shares in the acquired company in consideration for the refund of the cost of BEA's original investment.

         During 2004, Elscint also continued its plans for the development of two additional hotel projects. In Hungary, Elscint made progress on the project for the conversion of the former National Ballet Institute Building, centrally located on Budapest's prestigious Andrassy Boulevard, into a western business orientated hotel. Elscint expects the construction to commence during late-2005, and to be completed within 24 months thereafter. In addition, Elscint is in the final stage of planning the Bucuresti Hotel's renovation in order to enable compliance with the international standards required for a four star business hotel.

         The construction of the "Riverbank Park Plaza Hotel" on the site acquired in March 2000 on the bank of the Thames River has continued through 2004 and was partially opened to the public in April 2005.

         Elscint's business concept and growth strategy for its hotels and leisure business include the following key elements:

            - Its hotels are generally situated in close proximity to major railway links into cities, such as the central railway station in Amsterdam (situated across from our Victoria Hotel), the central railway station in Antwerp (situated close to our Astrid Park Plaza hotel) and the Victoria railway station in London (situated close to our Victoria Park Plaza hotel). The London and Antwerp stations are scheduled to accommodate the services of the Train De Grand Vitesse (the "TGV"), when such services become operational in those areas.

            - Its hotels make considerable efforts to offer personal services at a five-star level but at four-star level prices.

            - Its hotels' principal target customer base is the business traveler and the tourist industry, both individuals and groups.

            - Its hotels focus on strategic cooperation and affiliation with management companies with know-how and expertise in hotel management, which enables optimal use of a centralized reservation system, and which provides the advantage of a unified management system that promotes the efficiency of the operation and control of hotels in diverse locations.

            - Its strategy for the hotel business is increasing the number of hotel rooms in both Western and Eastern Europe, with emphasis on those cities in which a shortage of rooms exists, or where a shortage of quality rooms exists. This strategy is being implemented both by the acquisition and renovation of existing operational hotels and by the construction and development of new hotels on land purchased or leased in optimal locations. Where appropriate, Elscint may draw on the experience and resources of its group affiliates to develop integrated projects which will include hotels and entertainment and commercial centers, subject to applicable restrictions.

         ARENA

         The Arena is located in the heart of, and faces, the Herzlia Marina, which is one of the most prestigious land development projects in Israel. The Arena draws its customers from the northern parts of Greater Tel Aviv (including the northern satellite cities of Herzlia, Ra'anana and Kfar Sava) as well as the suburbs of northern Tel Aviv, attracting a potential customer base of approximately 1,500,000 to 2,000,000 residents. The Arena offers "brand name" retail stores, a variety of entertainment and leisure activities, a food court with more fast and higher-end food establishments than in any other single building in Israel, a multi-screen cinema complex, an active water-ride, a rain forest attraction and a video game arcade. In addition, the Arena includes numerous children and teen-oriented entertainment areas, restaurants, cafes and retail stores.

         The principal features of Elscint's business strategy for the Arena include:

            - The creation of a distinctively aesthetic and architecturally pleasant structure, with emphasis on "customer friendliness", at a prime and unique location overlooking the Herzlia Marina and the shores of the Mediterranean Sea;

            - An aggressive marketing campaign to attract recognized "brand-name" retailer and entertainment service provider tenants;

            - Offering a wide range of quality entertainment facilities, together with an impressive variety of retail opportunities, and;

            - In order to promote customer traffic, the Arena is administered, operated and managed by a division within Elscint, which formulates a program designed to foster the interest and involvement of the patrons in the activities of the Arena, including special price reduction campaigns, entertainment and fashion events and contests.

         ASSET LEASING

         The hotel property located on Euston Road in London, England (previously Bernard Shaw Park Plaza) was leased from January 2003 to Accor SA, or Accor, a company engaged in the hotel business, for a period of 25 years in consideration for fixed rental fees for each one of the initial four years of the lease. Commencing the fifth year and throughout the term of the lease period, rental fees are to increase at the annual rate of 2.5%. The payments are guaranteed by a deposit in the amount of L 2.5 million (Elscint's share - L 0.75 million). Accor was granted an option to extend the lease by two consecutive periods of 15 years each.

         BIOTECHNOLOGY INVESTMENTS

         Since its establishment in early 2000, Elscint Bio-Medical Ltd. ("EBM"), a wholly owned subsidiary of Elscint, has focused on investments in early stage biotechnology companies. During 2001 and 2002, EBM expanded its investment in Gamida, an Israeli company that engages in the expansion of hematopoietic (blood) stem cells therapeutics in clinical development for cancer and autoimmune diseases, as well as future regenerative cell-based medicines including cardiac and pancreatic repair. Cord blood stem cells have the ability to treat the same diseases as bone marrow with significantly less rejection. In addition, stem cells could become the vehicle of choice for gene therapy and, ultimately, be used for tissue regeneration.

         EBM holds approximately 33.4% of the outstanding shares of Gamida (approximately 30.4% on a fully-diluted basis) (after EBM exercised its option in May 2005 to receive an additional approximately 0.7% of the outstanding shares of Gamida for $0.2 million). EBM has the right to appoint one quarter of the members of Gamida's board of directors.

         In May 2003, Teva Pharmaceuticals Ltd., or Teva, invested $3 million in Gamida in exchange for approximately 9% (on a fully-diluted basis) of Gamida's outstanding share capital. Gamida also signed a memorandum of understanding with Teva, granting Teva an option for future cooperation with Gamida in respect of certain products that are the subject matter of Gamida's developing technology ("the products"), and subject to agreed upon conditions. On February 16, 2005, Teva elected to exercise its option through the establishment of a joint venture, or JV, through which Teva shall invest, subject to completion of the transaction and the execution of a detailed agreement between the parties, up to $25.0 million (in installments subject to achieving various agreed upon milestones). Funding provided by the investment will be used to achieve completion of the development, manufacturing and commercialization of the products. Gamida has granted to the JV, within the framework of the memorandum of understanding, a sole and exclusive worldwide license to develop, manufacture and use the technology and other intellectual properties related to the products. Gamida has also granted Teva the right of first look (by exercising of this right by Teva means the election of Teva to include certain additional products or technology in the cooperation) with respect to any and all Gamida's development and/or invention that is not in the framework of the JV. Other amounts, to the extent required, in order to finance the completion of the JV's objectives, shall be provided in equal parts, by Teva and Gamida. The closing of the transaction and the execution of a definitive agreement are expected to be carried out during the second half of 2005.

         EBM was bound in the past by agreements with a company controlled by its former Chief Executive Officer, or the CEO, entitling him to shares representing 2% of EBM's issued and paid-up capital, in consideration for their nominal value. The agreement also provided that EBM would invest 92% and the CEO's company would invest 8% in venture capital investments. The CEO's company's investment would be financed by a dollar-linked non-recourse loan bearing LIBOR+1% interest from EBM. In the event of cancellation of this agreement (or another agreement between the parties for the provision of consulting services), EBM would be entitled, under certain conditions, to acquire all or any of the CEO's company's holdings in the venture capital investments and in EBM at cost or at market value, as relevant (depending on the purchase date).

         In November 2002, the employment agreement between EBM and its CEO was terminated. Pursuant to the termination agreement, EBM transferred to itself the CEO's rights in EBM and its portfolio investee companies, in consideration for the repayment of the loans provided by EBM to the CEO.

         A dispute arose between the parties, with the CEO contending that EBM had lost its right to acquire his holdings, claiming the deadline according to the agreement for giving notice to acquire had expired. EBM's management disputes this contention and is acting to realize its rights under the agreement. The parties have yet to sign a full and final agreement for the waiver and/or settlement of their mutual claims. EBM's management estimates that in any event, it will not incur significant costs from the termination of the agreements, beyond those reflected in the financial statements.

         Concurrently with the termination of the employment agreement of the CEO, EBM's management postponed for the foreseeable future further investment opportunities in biotechnology related companies, other than Gamida, pending its re-assessment of the market situation.

         MANGO

         In May 2005, Elscint completed the acquisition of 100% of the equity and voting rights of Mango, the Israeli distributor and retailer of the internationally renowned retail brand name MANGO-MNG(TM). Mango operates eight retail facilities in various cities in Israel.

         Pursuant to the terms of the Share Purchase Agreement ("Mango Agreement"), Elscint agreed to pay an aggregate amount of E2.85 million in consideration for these rights, as well as for an option to purchase and operate an additional store in Israel. Concurrently with the Mango agreement, Mango executed a distribution agreement with the owners of the MANGO-MNG(TM) brand name for a 10-year period.

         The newly appointed managing director of Mango has been awarded an option to acquire up to 10% of the equity and voting rights of Mango within 30 days from the completion of the transaction (closing), and a second option to acquire up to an additional 10% of the equity and voting rights in the company exercisable no later than the first anniversary of the closing. Both options may be exercised in consideration for amounts equivalent to the cost to Elscint, pro rata. Elscint is currently considering extending the exercise period of the first option for an additional short term period.

         The key elements of Mango's strategy are to:

         Increase sales to existing and new customers by adjusting our pricing strategy and market behavior. Mango believes its customer service and reliability as a franchisee of a leading international brand provide a competitive advantage;

         As Mango was recently acquired, 2005 is strategically dedicated for development and strengthening of the Mango brand in Israel;

         Localization and enhancing the Mango brand in Israel by improving its marketing and branding strategy.

         Open new stores in strategic locations across Israel with emphasis on opening smaller shops of 250-300 square meters rather that giant stores of 800 square meters which are currently in operation, as well as by reducing the size of the stores currently in operation.

         Change the percentage of outlet stores to 25% of the total Mango stores in Israel, and relocate the outlet stores to the suburbs.

         OTHER INVESTMENTS OF EMI

         In addition to its core operations, EMI holds interests in the following companies. Our investments in these companies is not significant to our results of operations. For further information as to these investments, see our financial statements included in Item 18 below.

         VCON TELECOMMUNICATIONS LTD.

         VCON Telecommunications Ltd. ("VCON"), an Israeli company is a developer and manufacturer of software videoconferencing systems for ISDN and Internet Protocol networks. VCON offers comprehensive meeting solutions for desk top, portable and group conferencing over ISDN, Transmission Control Protocol or TCP/IP, ATM, Satellite, xDSL and other carriers. VCON is headquartered in Israel with subsidiaries in the U.S. and Europe and with sales offices in Japan and China. VCON has established strategic alliances with leading high tech companies worldwide, to offer high quality audio, video and data collaboration. The company markets its products and services exclusively through a network of reseller partners, OEMs (original equipment manufacturers) and value added resellers worldwide. VCON is publicly traded on the Paris Stock Exchange (Nouveau Marche). In January 2004, VCON signed an agreement with a group of funds for the investment in VCON of $10 million, in exchange for shares and warrants of VCON. EMI holds 16% of the issued and outstanding share capital and other convertible securities of VCON (on a fully-diluted basis).

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

         OLIVE SOFTWARE INC.

         Olive Software Inc. ("Olive"), a Delaware corporation, is engaged in the development and marketing of products that enable a transparent link between the newspapers' traditional printing systems and the world of e-publishing. These products enable newspapers and magazines to automatically present their printed edition on the internet, while supporting the e-commerce applications, personalization and interactive advertising. In addition, Olive develops and markets digital archive services for newspapers and libraries. In March 2004, the Sequoia fund invested $6 million in Olive in exchange for 26% interest in Olive (on a fully-diluted basis). EMI's interest in Olive is 26% on a fully-diluted basis and following the above-mentioned investment.

         PATENTS AND PROPRIETARY RIGHTS; LICENSES

         In December 1998, InSightec's subsidiary acquired focused ultrasound technology from GE Medical Systems, which included all relevant intellectual property including 13 United States patents, at an aggregate purchase price of $5 million. As of May 31, 2005, InSightec has submitted approximately 40 additional patent applications, out of which 33 have already been approved in the US while the remaining ones are in process.

         EMI believes that its research orientation through InSightec in image guided treatment, a field of rapidly changing technology, increases the importance of patents which are intended to protect the ability of InSightec to develop, manufacture and market its products. InSightec is diligently expanding its intellectual property portfolio.

SEASONALITY

         EMI AND ELSCINT

         COMMERCIAL AND ENTERTAINMENT MALLS (INCLUDING ELSCINT'S ENTERTAINMENT AND COMMERCIAL CENTER IN HERZLIA, ISRAEL)

         The entertainment and commercial center may experience seasonal shifts in retail activity. Generally speaking, peak holiday seasons (such as Christmas, Easter, Passover, the Jewish New Year and other national holidays generally in the third and fourth quarter), will show an increase in patron traffic, both for the purchase of holiday gifts and for utilizing the entertainment facilities offered by the center. The period immediately following such periods tend to show a decrease in the number of patrons visiting the centers and a corresponding slow down in retail activity. However, this may be offset by the fact that the indoor facilities offer an air-conditioned environment for shoppers and patrons which is of particular significance during the warm summer months in Israel (April/May to October/November), and particularly in July and August when schools are in recess and it is customary in Israel to take summer vacations..

         ELSCINT

         HOTELS AND LEISURE

         The business activities of the various hotels, especially in Western Europe, are influenced by several factors that affect the revenues and gross operating profit ("GOP"). These factors include (i) fluctuations in business activity in certain seasons (which affects the volume of traffic in the business community), (ii) holiday seasons (such as Christmas and Easter), and (iii) the weather conditions. In Western Europe, these factors generally cause the first and third quarters to be weaker than the second and fourth quarters. Similarly, in England differences in the weather and certain other factors cause the first and third quarters to be weaker than the second and fourth quarters.

         The first quarter, which is the period immediately following the Christmas season and the height of the European winter, is traditionally characterized by lower revenues and GOP resulting from lower occupancy rates and reduced room rates. During the third quarter, there is generally a decrease in local business activities due to the summer holidays which, together with a tendency for local tourist traffic to seek out resort destinations, also generates slower results. This is offset somewhat by the increase in international tourism but the impact of this increase is, in turn, offset by lower room rates, particularly for groups.

         However, second quarter shows a marked increase due to more favorable weather conditions (spring to early summer) and the Easter holiday and the corresponding revival of both business and tourist activity, while the fourth quarter is usually the strongest period in the lead up to the Christmas and New Year's holiday season and a significant year-end increase in business activities.

         For Elscint's South African hotel, generally the holiday seasons (Christmas and Easter) show slightly stronger results, although the depressed economy and the political uncertainty of the region have reduced occupancy rates to the point that seasonal comparisons are largely irrelevant.

         Nevertheless, examination of recent years revenues and GOP figures shows different patterns during the year, due to circumstances such as the "Sars" outbreak and the "Gulf War".

         MANGO

         Mango's business is influenced by seasonal shifts in the apparel market. In the winter season (December - January) and in the summer season (June- July) the apparel market, including Mango, commences discount sales to the public which consequently increases Mango's revenues and causes a decrease in the gross profit margin in the above periods. In addition, Mango's revenues may fluctuate due to seasonal purchasing by consumers especially in peak holiday seasons such as Passover generally in the second quarter, the Jewish New Year and other Jewish and national holidays generally in the third and fourth quarter.

COMPETITION

         EMI

         COMMERCIAL AND ENTERTAINMENT MALLS

         There are a number of competitors in the Eastern and Central European countries in which EMI operates or intends to operate in the commercial and entertainment mall business, particularly in larger cities such as Budapest and Warsaw. The following factors, however, should be noted: (a) shopping centers which are not in close proximity and which do not draw their clientele from the same catchment areas are not considered as being competitive; (b) we believe that large retail centers (known as "power centers"), even if they compete with our centers directly merely by virtue of their proximity to our commercial and entertainment malls, are at a disadvantage because they do not offer the entertainment facilities that are offered at our malls, and which we consider to be a significant element in the attraction of patrons; and (c) in the regional cities of Hungary, Poland, the Czech Republic as well as in Athens, Greece, the competitive activity is more limited.

         In addition to several ad hoc entrepreneurial projects, there are two significant groups operating a number of commercial and entertainment malls in the Eastern and Central Europe with whom we compete directly, namely the Corfu chain based in France and the ECE chain based in Germany. We compete with these chains in the pre-development stage (for acquisition of suitable sites), in the development stage (obtaining suitably qualified architects, consultants and contractors) and in the operational stage, if the malls compete for the patronage of the same population. We also compete for quality "brand name" tenants to occupy the rental units. In locations where competing malls are being constructed simultaneously, the first mall to open generally enjoys an advantage over its competitor, which is the reason behind our emphasis on the expeditious completion of construction operations.

         Our Sadyba Best Mall in Warsaw competes directly with the "Mokotow Shopping Center", a shopping mall of a similar quality and standard that is located in the same district of Warsaw and serves the same population. Our Krakow Plaza mall competes with the M1 Power Center located in close proximity. Our project under construction in Lodz, faces strong competition and accordingly we are currently assessing the scope and nature of the project.

         In most of the cities in Poland in which we operate or are developing commercial and entertainment malls, our malls are the only ones of their type in the city, and competition from other malls is therefore minimal or non-existent. In these cities we compete with traditional shopping outlets. These outlets lack the added benefit of the entertainment activities which our malls offer, and accordingly we believe that they have difficulty competing with us.

         HOLDINGS AND INVESTMENTS IN RESEARCH AND DEVELOPMENT COMPANIES

         The competition in the MRgFUS products field can be divided into two main categories: alternative Minimally Invasive Surgery methods (MIS) and competing image guided high intensity focused ultrasound systems (HIFUS).

         Regarding the MIS methods, in general, there are already tissue ablation methods in various MIS versions (e.g., radio frequency electromagnetic energy inserted into the body by a special needle, laser & cryogenic, and embolization), which are potential competitors with InSightec's application market. InSightec is not presently aware of any approved non-invasive method in the clinical applications of breast tumors, uterine fibroids or brain tumors. Although these techniques might be somewhat less expensive, they are invasive and may be less accurate and less effective.

          InSightec faces competition from both traditional and minimally invasive solutions for the treatment of uterine fibroids and the other medical conditions that InSightec has targeted for its future applications. Traditional treatment methods for uterine fibroids and other medical conditions that InSightec has targeted for product development are more established and widely-accepted among physicians. In addition, there are potential competitors developing alternative treatment options for various medical indications, some of which may be relevant for the treatment of uterine fibroids. However, we are not aware of any MRI-guided treatments for uterine fibroids or other medical conditions that are approved for commercial use or are in advanced stages of clinical trials. These potentially competitive technologies include laser therapies, radio frequency therapies, microwave therapies, cryogenic surgery, external beam radiation therapy, brachytherapy and radiation surgery.

         We are currently aware of two Chinese companies, one French company and one U.S. company which offer ultrasound-guided focused ultrasound solutions, or ULSgFUS, for a number of medical conditions. We believe that InSightec's magnetic resonance guidance solution is superior to the products offered by these competitors. In a non-MRI guided treatment, the operating physician cannot see the effects of the treatment in real time and must complete the treatment, follow up with diagnostic testing and then plan future treatment sessions. The ExAblate 2000 allows the operating physician to complete all of these steps within a single treatment session while also enabling the operating physician to alter treatment parameters to optimize the treatment outcome. None of these potential competitors have received FDA pre-market approval for the marketing of their products in the United States.

         At present, to our knowledge, the Chinese ULSgFUS companies have focused their marketing efforts in Asia, and have not received any regulatory approvals outside of Asia. The French and U.S. ULSgFUS companies focus on ultrasound guided treatment of prostate diseases. To the extent InSightec enters the U.S. or European market for the treatment of prostate cancer or other applications, it may face competition from both of these companies. These competitors may have access to greater resources allowing them to offer their products at lower prices and they may have other advantages.

         ELSCINT

         HOTELS AND LEISURE

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

         Many of these other companies are larger than Elscint. Elscint's hotel in Utrecht, The Netherlands competes directly with the NH Utrecht (which is located directly opposite Elscint's hotel), the Mercure Hotel and the Carlton President Hotel. The Victoria Hotel in Amsterdam is located in the city center and is in direct competition with the Barbizon Palace, Swissotel, Golden Tulip Intell, Krasnapolsky and the Crowne Plaza. Elscint's Astrid Park Plaza hotel in Antwerp, Belgium competes directly with the Hilton, Holiday Inn, Crown Plaza and Park Lane hotels. The Victoria Park Plaza Hotel in London is in direct competition with a number of three-star plus and four-star rated hotels within relatively close proximity to the Victoria railway station, including the Thistle Grosvenor and the Victoria Holiday Inn hotels, both of which benefit from their close proximity to Victoria station, as well as the Thistle Royal Westminster, Rubens, Status Street, Jolly St Ermins, St. James's Court and Merchant Court hotels. In addition, there is a considerable number of traditional budget hotels in the proximity of the Victoria Hotel. The Sherlock Holmes Hotel in London competes directly with a number of four-star rated hotels such as Dorst Square Hotel, Myhotel Bloomsbury, Radisson SAS and the Radisson Edwardian. The New Riverbank Park Plaza in London is in direct competition with a number of four-star and five-star rated hotels in relative proximity to the River Thames, including the City Inn Westminster, Crowne Plaza Hotel, County Hall Marriott, Royal Lancaster and the Grosvenor House. The hotel Elscint is planning to construct in Budapest, Hungary will compete directly with the Kempinski, Marriott, Hilton, Inter-Continental and Hyatt hotels. The Bucuresti Hotel in Bucharest competes with the Hilton situated directly across the street, the Intercontinental, and the Marriott Grand Palace hotel. Elscint believes that the average room rate in its hotel is competitive. In addition, Elscint competes with other companies in the hotel industry for opportunities to purchase or build new hotels.

         THE ARENA

         There is a large number of shopping malls located in the Greater Tel Aviv area and in its satellite cities, including Herzlia, Ra'anana and Ramat Aviv. The Arena's main competitors are a shopping mall located in Herzlia and another, located in northern Tel-Aviv approximately 8 kilometers from the site. All these malls compete vigorously for tenants and customers. Elscint is attempting to establish a competitive edge, both due to: (a) the unique location of the Marina, overlooking the Mediterranean Sea; and (b) the strong emphasis on the entertainment facilities offered to its patrons.

         MANGO

         Mango operates in a competitive market which is characterized by a large and increasing number of international and local brand stores and independent stores. Mango's direct competitors include brand stores such as Zara, Castro, Honigman, Renuar and Dan Casidi which are located in the vast majority of the shopping centers in Israel. Increased competition could result in pricing pressure or loss of market share and adversely affect Mango's revenues and profitability. Mango's competition strategy includes: attempting to be a fashion trend leader, investment in branding, maintaining a compatible pricing strategy and maintaining leadership of fashion trends.

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

GOVERNMENTAL REGULATION

         EMI

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

         In certain countries, acquisitions of shares of a local company or of a foreign company that controls a local company in some instances require a permit from the Anti-Monopoly Office. In Poland, Hungary and the Czech Republic, building permits are issued in two stages. The first stage determines the "building conditions", which addresses factors such as the proposed area to be constructed and its distribution over the floors of the building, the building "foot-print" within the plot, building lines, access routes, and conceptual design. Once the building conditions have been approved and have become lawful (see below), the application for the formal building permit is submitted, which includes detailed architectural building plans, sections, elevations etc. all of which must comply with the approved building conditions. Following the issuance of both the "building conditions" approval and the building permit approval, a period of time is allowed (which varies from country to country) for third parties whose rights are allegedly affected by the permits to file objections. Only in the event that this period passes without objection, or in the event that objections raised are dismissed by the competent authorities, do the permits become lawful, valid and available for execution. In some instances where the applicable town zoning scheme does not permit commercial activities of the type characterized by our malls, it is necessary to apply for an amendment to the zoning scheme, which may be a protracted process and may not necessarily be successful.

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

         HOTELS AND LEISURE

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

         In the Benelux countries, there is a "Benelux-Hotelclassificatie", which is the Benelux hotel classification system. In the Netherlands this classification system is conducted by the "Bedrijfschap Horeca en Catering", a trade organization established by law in collaboration with the consumer society ANWB (which is a consumer society comparable to the AAA in the United States of America). Elscint's hotels in the Netherlands have received a four-star rating. Restaurants and hotels operating in the Netherlands must operate under the management of a general manager and a local manager.

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

         Belgium

         In Belgium, the grading of hotels is conducted by a tourism organization which operates under the authority of, and in accordance with regulations issued by, the Belgian Ministry of Tourism. Hotels which are not graded are prohibited from operating as a hotel. This organization regulates and grades hotels and restaurants including supervising the method of engaging in agreements and advertising tariffs and the hotel. The regulations also establish the rating of hotels using the "stars" method. Since April 30, 2002, the Astrid Park Plaza hotel has received an official H-4 rating, which is equivalent to a "Four Star Deluxe" rating.

         In addition, various licenses and permits are required to be issued by governmental authorities (including permits for the operation of a restaurant, the sale of alcohol and food and beverage licenses, etc.) and in some instances by the municipal authorities (including illumination, operation of a public terrace during summer months, etc.). Governmental authorities conduct periodic reviews of installations and systems operating within the hotel (elevators, sprinkler systems, sanitation, etc.). Regulations govern the employment of employees, the observance of which is monitored by the employee union and regulated by governmental authorities.

         United Kingdom

         The principal regulatory requirements for the construction and operation of hotels in the United Kingdom are as follows:

         - Approval of the appropriate building control authorities for the plans and designs of the proposed hotel, culminating in the grant of a valid building permit;

         - Building regulation consents required for the occupation and operation of the building, particularly in connection with means of escape in the case of fire;

         -  Licenses for sale of alcohol;

         - Compliance with various United Kingdom and European Union regulations in connection with employees, in particular working hours regulations;

         - Compliance with health and safety regulations, in particular those concerning food and hygiene; and

         -  Gaming licenses (if applicable).

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

         Following the completion of the renovation, it will also be necessary to obtain an operating permit, which will only be issued after the following consents and approvals have been obtained:

         - The approval of the local State Public Health and Medical Officer Service for the commercial accommodation;

         - Animal Health Station and the local State Public Health and Medical Officer Service for businesses or catering establishments which use or market food or ingredients of animal origin;

         - The Fire Department Control Authority for business establishments, commercial accommodations and hospitality establishments; and

         - The competent building authority (in Elscint's case, the Historical Building Office) certifying that the developer has executed the renovation and construction in compliance with the permits issued to it.

         The operating permit is issued for the hotel as a business activity. Other activities conducted within the premises (such as restaurants, bars, shops, health clubs, etc.) require special operating permits, which are issued by the local municipal authorities. The sale of alcohol on the premises requires a permit from the customs authorities.

         South Africa

         The Sandton Hotel is required to maintain, and currently maintains, licenses for the sale of alcohol on the premises and trading license. The Hotel must also comply with national and municipal regulations regarding food, hygiene and employees.

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

         ARENA AND MANGO

         Israel

         The Arena and its management company are required under local law to maintain various licenses and permits issued by governmental authorities and in some instances by the municipal authorities (including maintaining a valid building permit, building regulation consents required for the occupation and operation of the building, particularly in connection with means of escape in the case of fire and sprinkler permits). Governmental authorities conduct periodic reviews of installations and systems operating within the Arena such as the elevators and sprinkler systems. Regulations govern the employment of employees, the observance of which is regulated by governmental authorities.

         The principal regulatory requirements for the operation of Mango include: (i) compliance with the Israeli consumer protection law, (ii) maintaining various licenses and permits issued by governmental authorities (including receiving applicable standards from the Israeli consumer standard institute for certain imported accessories), and (iii) compliance with employment regulations.

         C. ORGANIZATIONAL STRUCTURE

         EMI is a member of the Europe-Israel group of companies. Control Centers Ltd. ("Control Centers"), an Israeli privately-held company, is currently Europe Israel's sole shareholder. EMI's significant subsidiaries and companies in which EMI has a significant interest as of May 31, 2005, are as follows **:

                                           ABBREVIATED            COUNTRY OF          EMI'S DIRECT/INDIRECT
             NAME OF COMPANY                    NAME             ORGANIZATION         OWNERSHIP (PERCENTAGE)
                                                                                        EQUITY           VOTING
Elbit Medical Holdings Ltd.                EMH                 Israel                100%              100%
Elscint Ltd.                               Elscint             Israel                64%*              64%*
BEA Hotels NV                              BEA Hotels          The Netherlands       64%*              64%*
Elscint Bio-Medical Ltd.                   EBM                 Israel                64%*              64%*
S.L.S.  Sails Ltd.                         SLS                 Israel                64%*              64%*
Elbit Ultrasound Ltd.                      EUL                 Israel                100%              100%
Elbit Ultrasound (Netherlands) BV          EUBV                The Netherlands       100%              100%
InSightec - Image Guided Treatment Ltd.    InSightec           Israel                52.2%             66.7%***
Plaza Centers (Europe) BV                  PC or Plaza         The Netherlands       100%              100%
                                           Centers
Plaza Centers Management Hungary Kft.      PCM                 Hungary               100%              100%
Superior Investments Ltd.                  Superior            Israel                100%              100%


(*) These percentages are calculated as beneficially owned by EMI by virtue of its holdings of Elscint.

(**)  There are various additional companies in various stages of liquidation.

(***) The number of shares used to calculate this percentage excludes shares issued to a trustee pursuant to stock and option plans - see:"Item 6 - Directors, Senior Management and Employees - Share Ownership - InSightec Stock Option Plan"

PROPERTY, PLANTS AND EQUIPMENT

         EMI

         As of May 31, 2005, EMI (excluding Elscint) leased approximately 19,800 square feet in Israel for management and administration purposes, of which parts were leased from Control Centers at market prices. For further details see "Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions - Other - Lease".

         InSightec's operations are conducted in facilities mainly leased from unaffiliated entities. As of May 31, 2005, InSightec leased an aggregate of approximately 18,000 square feet in Tirat Hacarmel and Or-Yehuda, Israel, where it maintains its principal executive offices and performs its research, development and manufacturing activities. These leases will expire in 2005. InSightec has signed a new lease contract for its main office and research and development facilities, located in Tirat Carmel, Israel, pursuant to a lease that expires in August 2010, with an option to renew the lease for up to five years. InSightec occupies approximately 43,120 square feet in this new facility, with an option to lease another 13,520 square feet. Total annual rental expenses under these leases are $400,000. The leased property is adequate for InSightec's needs in the foreseeable future.

         Sadyba Centre SA, the owner of the Sadyba Best Mall, leases 305,668 square feet from the Municipality of Warsaw pursuant to a lease which expires on July 31, 2021. Monthly rental payments are approximately $35,000 including 22% VAT, which are partially off-set by rental received from the sub-lessee. The sub-lessee sub-leases an area of approximately 50,000 square feet upon which a gas station operates at an annual rental of approximately $50,000. No mortgages are registered over the long term lease rights in this property. A shopping mall with a total constructed area of 583,000 square feet is constructed upon this site, of which approximately 250,000 square feet are available for leasing. PC is contemplating the acquisition of the land from the Municipality of Warsaw.

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

         The following mall-constructing subsidiaries are registered as the owners of certain rights to various properties, as follows:

                                                         LAND
                                                         AREA       CONSTRUCTED      LEASABLE    MORTGAGE REGISTERED IN
NAME                                    TITLE          (SQ.FT.)    AREA (SQ.FT.)       AREA      FAVOUR OF:
Sadyba Best Mall  (*)                 Leasehold         306,000       594,000         260,000    ----
Ruda Slaska Plaza                 Perpetual Usufruct    385,000       242,000         158,000    BANK SLASKI SA
Krakow Plaza                           Freehold         660,000       440,000         344,300    OVAG(1)
Poznan Plaza                           Freehold         488,499       655,380         325,072    BANK POLSKA KASA OPIEKI SA

(*)      Leased until 2021
(1)      Osterreichische Volksbanken AG


         ELSCINT

         PROPERTY IN ISRAEL

         Elscint uses leased office spaces in Tel Aviv (approximately 458 square meters) for its management and administration activities which will expire in mid 2005. A part of the leased space in Tel Aviv is leased from Control Centers at market prices.

         In June 2003, the subsidiary of Elscint that acquired the rights to the Arena, was registered as the owner of the long term lease rights to land owned by the Israeli Land Administration. The capitalized lease rights in respect of the Arena are for a period of 49 years with an option for an additional 49 years. The option period will expire in 2086, subject to the lessee's compliance with the terms of the lease. The Arena itself has a total gross constructed area (excluding underground parking facilities) of approximately 60,000 square meters, of which approximately 26,500 square meters is available for rent, and approximately 33,500 square meters for public areas. In addition, a large underground parking facility of 60,000 square meters, which accommodates approximately 1,500 vehicles, serves the Arena. There is a first priority mortgage on the land and the commercial center, a first priority lien on shares of our subsidiary that owns the rights to the land and a fixed and floating charge to its assets, a fixed and floating charge on all revenues and profits derived from the Arena.

          In September 2000, Elscint won a tender for the acquisition of long-term lease rights to approximately 22 acres, situated on the bank of the artificial Lake Monfort near Ma'alot in Northern Israel. As a result of the economic situation and in view of the state of the tourist branch in particular, implementation of the project has been delayed.

         Mango currently leases five stores: in Tel Aviv (Azrieli shopping center), Kfar-Saba, the Kraiot (Kyrion shopping center), Haifa (Grand Canyon shopping center) and Petah-Tikva) and an additional three outlet stores in Haifa, Natanya and Beer-Sheva. Mango also leases office space in Tel Aviv (approximately 250 square meters) from Europe Israel at market prices for its management and administration activities. The total selling area of Mango's stores is approximately 4,000 square meters.

         PROPERTY IN EUROPE AND SOUTH AFRICA

         Set forth below is certain information with respect to our hotels and hotel projects in Europe and South Africa:

                                    TOTAL
                              CONSTRUCTED AREA
       NAME OF HOTEL              (SQ. FT.)                          ENCUMBRANCES, MISCELLANEOUS
Victoria Hotel (Amsterdam)         220,000       -   land pledged as collateral to secure payment of loan
                                                 -   first priority mortgage and first priority lien on all
                                                     moveable assets

Utrecht Park Plaza                  55,880       -   leasehold rights capitalized for a 50 year period until
                                                     2036.
                                                 -   The municipality has the right to terminate the
                                                     leasehold rights should it determine that the land is
                                                     required for public use or in the event a court
                                                     determines that the lessee failed to fulfill its
                                                     undertakings under the terms of the lease
                                                 -   long term lease rights pledged as collateral to secure
                                                     payment of loan
                                                 -   first priority lien on all moveable assets

Astrid Park Plaza                  223,300       -   first ranking pledge on shares of subsidiary that owns
                                                     the rights to the land (Astridplaza N.V.)

Sandton Park Plaza Hotel            89,100       -   first priority mortgage on land
                                                 -   lien on all moveable assets and on $500,000 bank deposit

Sherlock Holmes Hotel               67,460       -   sub-lease for 99 years, since 1996, and an option to
                                                     extend to a total of 125 years (we are sub-lessee). The
                                                     company holding the property has an option to terminate
                                                     the lease in 2059 with an advance notice of 2.5 years
                                                 -   lien on the sub-lease rights

Victoria Park Plaza,               242,000       -   first priority mortgage on land
(London)                                         -   first ranking pledge on shares of subsidiary that owns
                                                     the rights to the land
                                                 -   lien on all moveable assets

Property located on Euston         226,910       -   first priority mortgage on land and on moveable assets
Road, London (formerly                           -   first priority mortgage on revenues and profits derived
known as Bernard Shaw hotel)                         from the long-term lease agreements
                                                 -   first ranking pledge on shares of subsidiary that owns
                                                     the rights to the land
                                                 -   the hotel is leased for a period of 25 years, since 2003,
                                                     with an option for two additional periods of 15 years each

Riverbank Park Plaza Hotel         337,100       -   leasehold rights for 125 years. Should the lessee
                                                     breach any of its undertakings under the lease agreement,
                                                     the lessor would have a right of forfeiture of the property, all as stipulated in the lease agreement
                                                 -   first priority mortgage on the lease rights
                                                 -   first ranking pledge on shares of subsidiary that owns
                                                     the rights to the land
                                                 -   lien on all moveable assets

Ballet Building (Budapest)         143,000       -   none

Bucuresti Hotel Complex            910,000       -   lien on shares of the subsidiary that own the complex
including Centrevile
apartment hotel,


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

GENERAL

         We are currently engaged, ourselves and through our subsidiaries, primarily in the following businesses:

         - ownership, operation, leasing, management, acquisition, expansion and development of commercial and entertainment malls in Europe, primarily in Central and Eastern Europe;

         - the ownership, operation, leasing, management, acquisition, expansion and development of hotels in major European cities through Elscint; and

         - research and development in the image guided focused ultrasound activities through InSightec.

         Acting through a Dutch subsidiary, EMI has become a leading developer of Western style commercial and entertainment centers in Central and Eastern Europe. As of date of this report, we owned 5 centers (including Elscint's mall in Herzlia, Israel) that are already active, while another 8 are at various stages of development and construction. As a result of our acceptance of a proposal made by Klepierre, 4 of the active centers in Poland and additional 4 centers under development in Poland and the Czech Republic will be sold to Klepierre, in addition to an option granted to Klepierre to acquire a third shopping center under development in Poland, subject to the attainment of certain conditions, as described in Item 4 above.

Our revenues from the commercial and entertainment centers are primarily derived from leasing of assets and management fees, which are recognized pro rata over the term of the lease and/or the management services provided; and revenues derived by the hotels owned by Elscint, which are recognized upon performance of the service. Operating lease fees, which are received gradually over the period of the lease, are recognized as revenues by the straight-line method over the period of the lease. Revenues from sale of medical products are recognized provided there exists persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. For arrangements with multiple deliverables, the revenue is recognized while consideration is allocated by and between the various items of the agreement.

PREPARATION OF FINANCIAL STATEMENTS

         Our functional currency is NIS and our financial statements are prepared in accordance with Israeli GAAP. Israeli GAAP and U.S. GAAP differ in certain respects, which are summarized in detail in Note 25 to the financial statements included in Item 18.

         Because our revenues and expenses are recorded in various currencies, the results of our operations are affected by several inter-related factors, including the ratio between the value of the operational and functional currencies of the Company and the timing and amount of the devaluation of the Israeli currency compared to the Euro and the U.S. dollar. For additional information relating to the impact of fluctuation on currency exchange rates, see "Functional Currency of Investee Companies" under "Critical Accounting Policies and Estimates" below.

         Financial data included in this discussion is derived from our consolidated financial statements and analyses based on our general accounting records and published statistical data. Such financial data has been rounded to the nearest thousand. For convenience purposes, financial data for 2004 presented herein for the fiscal year ended December 31, 2004, has been translated into dollars using the representative exchange rate on December 31, 2004 of NIS 4.308 = $1.00.

RECENT INVESTMENTS AND OTHER TRANSACTIONS

         The following investments and other transactions (i) have had a material impact on our results of operations for the year ended December 31, 2004 or (ii) are expected to have a material impact on our results of operations in 2005, including but not limited to liquidity and capital resources:

1. SIGNING OF HEADS OF TERMS WITH KLEPIERRE GROUP ON MAY 2005: On May 22, 2005 our Board of Directors accepted a proposal for the sale By PC to Klepierre of 4 operational shopping and entertainment centers in Poland and an additional 4 centers under development in Poland and the Czech Republic, in addition to an option granted to Klepierre to acquire a third shopping center under development in Poland, subject to the attainment of certain conditions. See "Item 4 - Information on the Company - Recent Developments".

2.       SALE OF 4 CENTERS TO DAWNAY DAY:

         On April 21, 2005, PC completed the transaction for the sale of 4 shopping centers owned and operated by PC in Hungary to a subsidiary of the Dawnay Day Group. The aggregate net cash consideration paid to PC and its subsidiaries totaled approximately E16.7 million, or approximately US$21.7 million. Such consideration was determined according to the asset value of the acquired companies on the basis of audited financial statements as of the closing date, which was approximately E54.4 million, or approximately US$70.7 million, less the deduction of financial liabilities (mainly, long term bank loans in the aggregate amount of approximately E 40.1 million, or approximately US$52 million).

3.       ACQUISITION OF THE REMAINING 50% OF SADYBA BEST-MALL:

         On May 17, 2005, PC completed the acquisition of the 50% not owned by it in the Sadyba commercial and entertainment center in Warsaw, Poland, for a purchase price of approximately US$19.5 million.

4. SALE BY PC TO KLEPIERRE OF 12 OPERATIONAL SHOPPING AND ENTERTAINMENT CENTERS IN HUNGARY:

         On July 30, 2004, PC finalized the sale of 12 shopping centers owned and operated by PC in Hungary, to Klepierre Group of France. The net cash consideration paid to PC and its subsidiaries, totaled approximately E 94.1 million (approximately US$116.5 million). Such consideration was determined according to the net asset value of the centers, which was estimated at approximately E 287 million (approximately US$355 million), less the deduction of financial liabilities (mainly, long term bank loans). The sale of these centers resulted in a profit of NIS 132 Million (approximately US$30.6 million). The profit does not include a sum of approximately E 11 Million (approximately US$15 Million), which is conditional upon the occurrence of certain conditions set forth in the transaction agreement and the receipt of certain confirmations. In addition, it does not include additional profit from the extension of the Duna Plaza shopping center in Budapest.

5.       DIVIDEND DECLARED AND PAID:

         On February 7, 2005 the Company's Board of Directors declared a dividend in the aggregate amount of US$37 million (or US$1.689 per Ordinary Share). The dividend was paid on March 17, 2005 to shareholders of record as of March 2, 2005.

6.       TENDER OFFER COMPLETED:

         On December 27, 2004 the Company completed a tender offer to repurchase 2,800,000 Ordinary Shares, or approximately 11.5% of the Company's issued and outstanding shares, at a price of US$11.40 per share.

7.       OBUDA ISLAND:

         On October 17, 2003, Ercorner Kft., a wholly-owned subsidiary of PC, was officially declared as the winning bidder in a privatization tender for the acquisition of controlling interests in Hajogyari Sziget Vagyonkezelo Kft., a Hungarian company. Hajogyari Sziget Vagyonkezelo Kft. owns approximately 320,000 square meters (approximately 3.5 million square feet) of land located on the Obuda Island in the Danube River, a tourist and entertainment area in central Budapest. The construction rights on this area are for approximately 300,000 square meters (approximately 3.3 million square feet), with designations for offices, commercial space, tourism, entertainment and leisure and hotels. PC intends to submit, through Ercorner, applications to local planning authorities in order to modify the permitted urban usage designations, so as to maximize the development potential of the area owned by the Hajogyari Sziget Vagyonkezelo Kft.

          In April 2004, a shareholders' agreement (joint venture) was signed, subject to fulfillment of certain conditions (mainly the authorities' approval of a change in the zoning according to the urban building plan and receipt of building permits), between the purchasing subsidiary and PC, on the one hand, and the minority shareholders in the target company, on the other hand, under which the minority shareholders agreed to pay the subsidiary $1 million in exchange for the equalization of their voting rights in the target company with their ownership rights therein (30%). The minority shareholders will have a put option, during 3 years from the transaction closing date, to sell their holdings in the target company to the subsidiary at a price reflecting the cost of acquisition of the shares by the subsidiary plus interest at Euribor + 2% less profits paid out by it up to the selling date. Concurrently, the subsidiary was granted a call option to require the minority shareholders to sell it, at the end of 3 years, the same shares, upon the same conditions, if the put option is not exercised by them. The parties undertook to complete their investments in the target company's shareholders' equity up to a shareholders' equity to bank loans ratio being not less than 20% to 80% respectively. See "Item 4 - Information on the Company - Recent Developments".

8.       DEVELOPMENTS RELATING TO INSIGHTEC:

         On September 28, 2004 InSightec signed an agreement for an internal round of financing totaling US$21 million from its existing shareholders, Elbit Ultrasound (Netherlands) B.V. a subsidiary of the company, GE Capital Equity Holdings Inc., a subsidiary of General Electric Company and MediTech Advisors LP ("MTA"), a private firm specializing in the healthcare marketplace. The financing consisted of convertible notes bearing an annual interest rate of Libor + 3%. The convertible notes may be converted in whole or in part at any time into ordinary shares of InSightec at a conversion rate of US$7.30 per share. Following the completion of this investment, the Company's shareholdings in InSightec totaled 52.2% on a fully diluted basis.

         On October 22, 2004 InSightec received pre-market approval for the sale of its ExAblate(R) 2000 system for non-invasive surgery for symptomatic uterine fibroids from the U.S. Food and Drug Administration.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

GENERAL

The following discussion should be read in conjunction with our consolidated financial statements included in Item 18 and the accompanying Notes thereto ("consolidated financial statements").

A "critical accounting policy", is one that (i) is important to the portrayal of an entity's financial condition and results of operations and (ii) requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe that our critical accounting policies, estimates and assumptions, the impact of which is material to our financial condition or operating performance, or the nature of which is material because of the level of subjectivity and judgment necessary for highly uncertain matters, are those described below.

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in Israel ("Israeli GAAP"), requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate, on an on-going basis, our estimates, including, but not limited to, those related to revenue recognition, impairment of real estate assets and investments, allocation of the consideration within a business combination, assessment of the probable outcome of litigation matters in which we are involved and other contingent liabilities, allowance for doubtful debts, determination of subsidiaries' functional currency, current and deferred taxes and capitalization of costs. We base our estimates on past experience, on professional advice or on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments as to the carrying values of assets and liabilities that are not readily apparent from other sources. In preparing the consolidated financial statements and forming our estimates and judgments with respect to certain amounts included therein, we have utilized available information including, among other factors, our past history as above mentioned, industry standards and the current economic environment, while giving due consideration to materiality. It is possible that the ultimate outcome, as anticipated by us in formulating our estimates inherent in these consolidated financial statements, will either not materialize or prove to be substantially different. Moreover, application of the critical accounting policies described below involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, the actual outcome could differ from these estimates. Other companies may use different estimates, which may have an impact on the comparability of our results of operations to those of companies in similar businesses.

For information as to material differences between Israeli GAAP and U.S. GAAP as applicable to us, see Note 25 to our consolidated financial statements.

Issues regarding our consolidated financial statements, that (i) in accordance with Israeli GAAP, are subject to considerable judgment; and that (ii) involve critical assumption and estimates, are in general similar to those under U.S. GAAP, except for the accounting treatment regarding derivative financial instruments embedded within non-derivative instruments, in accordance with SFAS No. 133 and the accounting for stock-based compensation, in accordance with APB 25.

IMPAIRMENT AND DEPRECIATION OF REAL ESTATE PROPERTIES, DEVELOPMENT ASSETS

We evaluate the existence of any other-than-temporary decline, and hence, the need for an impairment loss on our real estate assets (operating or under construction), when indicators of impairment are present. Our evaluation is based, as from January 1, 2003, on the higher of (i) our estimated selling price in the open market or (ii) the estimated value-in-use, based on discounted operational cash flows (before interest and income tax charges), expected to be generated by those assets ("cash flows"; and collectively - "recoverable amounts"). Through December 31, 2002, the valuation was based on estimated undiscounted operational cash flows or on our estimated selling price, whichever is higher. The impairment loss is recorded to the extent that the carrying amount of each asset exceeds its recoverable amount.

Fair value estimates represent the best estimates based on industry trends, market rates, prices and transactions. Our value-in-use estimation involves estimating the future cash flows expected to be derived from continuing use of the assets and from their ultimate disposal. Such value is based on reasonable and supportable assumptions as well as on historical results adjusted to reflect our best estimate of future market and economic conditions that we believe will exist during the remaining useful life of the assets. The discount rate used in measuring the value-in-use, reflects economic environment risks, current market assessments regarding the time value of money, industry risks as a whole and risks specific to the assets, and is the return that investors would require if they were to choose an investment that would generate cash flows of amounts, timing and risk profile equivalent to those that the enterprise expects to derive from the assets. Such rate is generally estimated from the rate implied in current market transactions for similar assets. When an asset-specific-rate is not directly available in the market, we use a substitute rate to estimate the discount rate, by evaluating, as much as possible, a market assessment of:
(a) the time value of money for the periods through the end of the assets' useful life; and (b) the possible risk that future cash flows will differ in amount or timing from estimates.

Based on our estimates of future cash flows, our real estate assets were determined to be recoverable, with the exception of the provisions for impairment made by us in previous and current years. As for the current and accumulated provisions for impairment loss - see Notes 10A. and 19J. to our consolidated financial statements.

The recognition of an impairment to property and the potential impairment calculation are subject to a considerable degree of judgment, the results of which, when applied under different principles or different conditions or assumptions, are likely to result in materially different amounts and could have a material adverse impact on our consolidated financial statements. The evaluation of future cash flows expected to be generated by each property is subject to significant uncertainty in the estimation of future income and expenses of each hotel's and/or each commercial center's operations, and the future capital expenditures. In preparing these projections, we make a number of assumptions concerning market share of the asset, benchmark operating figures such as occupancy rates, average room rate (in respect of hotels), rental and management fees rates (in respect of the commercial and entertainment centers), collection rates, market prospects, industry labor cost prospects, operating efficiency of the management companies and the scope of maintenance and other operating expenses.

Depreciation of real estate is based on the estimated useful life of the property (50 years, in respect of commercial and entertainment centers and 67 or 95 years, as the case may be, in respect of hotels), using the straight-line method. Changes in our estimates regarding the expected economic useful life of our assets, might significantly affect our depreciation expenses.

Under different assumptions or conditions, the asset impairment analysis or the depreciation rates may yield a different outcome, which may alter the impairment analysis on our assets, as well as the gain or loss on the eventual disposition of the assets.

For information on the material differences between Israeli GAAP and US GAAP relating to impairment of real estate assets and/or investments in investee companies - see subsections A11. and A12. to Note 25 to our consolidated financial statements. In accordance with U.S GAAP, we should also use critical estimates by determining the useful life of each group of assets. An indication that an asset may be impaired may sometimes indicate that the remaining useful life, the depreciation rates or the residual value for the asset, needs to be reviewed and adjusted under accounting standards applicable to the asset, even if no impairment loss is to be recognized for the asset and vice versa.

EQUITY SECURITIES

We invest in non-marketable equity securities of private companies or companies, whose securities are traded in low volume trading markets, ranging from early-stage companies that are often still defining their strategic direction.

Investments in non-marketable equity securities are inherently risky, and a number of these companies are likely to fail. Their success (or lack thereof) is dependent on product development, time-to-market factors, market acceptance, operational efficiency and other key business success factors. In addition, depending on their future prospects, these companies may not be able to raise additional funds when needed or they may receive lower valuations, with less favorable investment terms than in previous financings, and the investments are then likely to become impaired. In the current equity market environment, while the availability of additional funding from venture capital sources has improved, the companies' ability to take advantage of liquidity events, such as initial public offerings, mergers and private equity funding, nevertheless remains limited.

We evaluate impairment on individual investments in our portfolio when an investment has experienced a sustained decline in fair value below the carrying amount as of the date of evaluation. Investments identified as having an indicator of impairment are subject to further analysis to determine if the investment is other-than-temporarily impaired, in which case we write the investment down to its impaired value. However, for non-marketable equity securities, the impairment analysis requires significant judgment to identify events or circumstances that are likely to have a significant adverse effect on the fair value of the investment. The indicators that we use and factors we consider in order to identify those events or circumstances include, but are not limited to the following: (a) the investee's revenue and earnings relative to predefined milestones and overall business prospects which may indicate a significant under-performance of historical or projected operating results or under-achievement of business plan objectives and milestones; (b) the technological feasibility of the investee's products and technologies; (c) the general market conditions in the investee's industry or geographical area, including adverse regulatory or economic changes or a significant adverse industry or economic trend; (d) factors relating to the investee's ability to remain in business, such as the investee's liquidity, debt ratios, burn rate of the investee's cash and the general financial condition and prospects of the investee, including, obtaining funding at a valuation lower than our carrying amount or which requires a new round of equity funding to stay in operation when funding does not appear imminent; (e) the value of each ownership interest in relation to the carrying amount and the length of time during which that value has experienced a decline; (f) the volatility inherent in the external markets for these investments; and (g) several other relevant factors and indicators. In such case we presume that the investment is other-than-temporarily impaired, unless specific facts and circumstances indicate otherwise. In cases where securities of an investee are traded in the market, our evaluation is based principally on the shares' market price and the trends thereof. These evaluations are subjective in nature. A permanent decline in value results in a charge, reducing the carrying amount of the investment to its fair value.

Since market conditions and other parameters, which affect the recoverable amount, vary from time to time, the recoverable amount may be not adequate on a date other than the date the measurement was done (which is close to the balance sheet date). Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to generate the anticipated cash flow from holding the investee company and recover the carrying amount of the investments, thereby possibly requiring an impairment charge in the future not previously recorded.

For the current and accumulated provisions for impairment loss - see Notes 9A.(3) and 19J. to our consolidated financial statements.

BUSINESS COMBINATIONS

We allocate the purchase price of acquired companies and properties to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. In order to allocate the purchase price attributed to each acquired company and/or asset (tangible and intangible; monetary and non-monetary) and liabilities, we identify and estimate the fair value of each of the main acquired tangible assets (land, building, improvement, other equipment and other monetary and non-monetary items) and estimate any other identifiable intangible assets. Such valuations require us to make significant estimates and assumptions. We believe that our estimates used as the basis for this allocation are reasonable under the circumstances. A different method of allocation may cause (i) an increase or decrease (as the case may be) in our depreciation costs; (ii) the need to provide an impairment loss for each of the acquired companies' assets, or to amend it; and (iii) an increase or decrease (as the case may be) in gain (loss) derived from the disposal of these assets.

LITIGATION, OTHER CONTINGENT LIABILITIES AND ALLOWANCE FOR DOUBTFUL DEBTS

a. We are currently involved in various litigation disputes in substantial amounts. We make provision for contingent obligations (including those in respect of discontinuing operation) when the obligations are probable and their amounts can reasonably be estimated. We include in our consolidated financial statements provisions which are based on, among other factors, legal consultation and past experience, and which in our opinion are deemed adequate to cover the costs and resources necessary to satisfy the potential liabilities under these claims. The outcome of such contingent liabilities may differ materially from our assessment. We periodically evaluate these assessments and make appropriate adjustments to our consolidated financial statements. In addition, as facts concerning contingencies become known, we reassess our position and make appropriate adjustments to our consolidated financial statements.

      We are involved in litigation matters, the amount or outcome of which may not be estimable (e.g., class actions). Due to the uncertainties related to the possible outcome and/or the amounts and/or ranges of losses in these litigation matters, neither our management nor our legal advisors are able to make a reasonable estimate of the liability that could result from an unfavorable outcome and accordingly no provision is provided for such claims in our consolidated financial statements. As additional information becomes available, we will re-assess the potential liability related to our pending litigation and will revise our estimates accordingly. Such revisions in our estimates of the potential liability could materially impact our results of operations and financial position.

      See also Note 17B. and 17C. to our consolidated financial statements.

b. We examine, on an ongoing basis, the volume of credit extended to our customers in the ordinary course of business (including long term loans to third parties, in line with and regarding our business) and accordingly, record a provision for doubtful debts based on those factors affecting credit risks, based upon our best judgment. We periodically evaluate the quality and value of loans granted by us to various third parties in the ordinary course of business, taking into consideration the security which was provided, the term of the loans and our past experience with these third parties. If our estimate of collectibility differs from the cash received, the timing and amount of our reported results of operations could be adversely affected.

FUNCTIONAL CURRENCY OF INVESTEE COMPANIES

In preparing our consolidated financial statements, we are required to evaluate the functional currency of certain subsidiaries operating outside of Israel (especially in central Europe). In principle, the functional currency is the currency which management believes, based on qualitative criteria, reflects the economic nature of the events and circumstances relevant to the operating subsidiary ("investee") or currency that is extensively used in or has a significant effect on its activity. The functional currency is determined based on management's judgment and involves consideration of all relevant economic factors and circumstances affecting each subsidiary (e.g., the currency of the financial environment that significantly influences management in determining, inter alia, selling prices and payment conditions, or the currency used by management for the purpose of decision making). Generally, the currency in which each subsidiary executed (denominated and settled) the majority of its financing and transactions, which include purchases, billings, collections and payments (i.e., currency in which receivables and payments from current activity are denominated and settled or in which they are retained following their conversion) and the currency in which a majority of costs pertaining to the supply of services (e.g. payroll, maintenance and other expenditures) are denominated and settled, may indicate the functional currency. In these instances, the nature of the subsidiary's operations must also be considered. A significant change in the financial environment, or in the foregoing factors in whole or in part, may require management to re-assess its determination of the functional currency (see also Note 2A.(3)(ii) to our consolidated financial statements).

When any subsidiary's functional currency is deemed to be other than the reporting currency, then any gain or loss associated with the translation of that subsidiary's financial statements, for consolidation purposes, is charged directly to a separate item in the shareholders' equity, namely "cumulative foreign currency translation adjustments". Exchange rate differences on net monetary items included in the subsidiary's financial statements which are denominated in, or linked to, currencies other than the functional currency, are recorded directly to the statements of operations. See also "Item 11 - Quantitative and Qualitative Disclosure About Market Risks - Exchange Rate Exposure" and " Exposure to Net Investment Value of Foreign Entity".

In the event the functional currency changes into a currency other than the local one, the amount of the foreign currency translation adjustment and/or the net income in each reported year following the date the change was implemented could be materially affected (see below).

As described in Note 2A.(3)(iii) to our consolidated financial statements, several countries, among them Hungary, Poland and the Czech Republic (countries in which the majority of our operations in the field of commercial and entertainment centers is concentrated), joined the European Union on May 1, 2004. The joining countries undertook to manage an economic policy, which conforms to certain monetary and regulatory targets, aiming at the implementing required conditions for the adoption of the Euro as the country's legal currency. Prior to their joining, those countries took significant actions pertaining thereto, such as: altering their monetary and fiscal policies, including full liberalization of their currency regimes and lifting of foreign currency controls (such as liberty to transact, transfer and execute payment in foreign currency, allowing free trading in the local currency abroad, lifting of the restrictions on transferring foreign currency abroad, allowing free unlimited trading in foreign securities, reporting, etc.). As a result, our subsidiaries, which are incorporated and operate in Hungary, Poland and the Czech Republic (the "Companies") deemed it necessary to reconsider their settlement currency with lessees ("Settlement Currency"), the nature and scope of protection of the value of their financial assets and liabilities, their currency risk management policy, etc. In light of the foregoing and concurrently therewith, the Companies reconsidered their operational and measurement currency. According to the nature of the Companies' operations and the changes in the economic environment in which they operate, and in accordance with Israeli and U.S. Standards, we are of the opinion that as and from April 1, 2004, the Euro, rather than the local currency, more adequately reflects the business condition and the results of operations (transactions) of the Companies, affecting the management policy and decision-making processes as well as the transactions (revenues and cost of acquisition/construction of assets), the scope and prices thereof, the currency risk policy and the financing operations thereof. Accordingly, the Euro serves as the functional currency of the Companies starting from April 1, 2004.

For information on currencies involved in our global operations, see "Item 11 - Quantitative and Qualitative disclosure about market risks - Table I - foreign currency risks".

REVENUE RECOGNITION

REVENUE RECOGNITION IN THE IMAGE GUIDED TREATMENT SEGMENT:

Revenue recognition criteria. Insightec recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services has been rendered, (iii) the price is fixed or determinable and (iv) collectibility is reasonably assured. Insightec's sales arrangements with customers generally consist number of elements or multiple deliverables. These deliverables typically consist of system sales, installation at the customer's site and training.

For these arrangements we implement the guidance in EITF No. 00-21 "Revenue Arrangements with Multiple Deliverables". The principles and guidance outlined in EITF No. 00-21 provide a framework to (a) determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and
(b) determine how the arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. Each of these deliverables in the arrangement represents individual units of accounting if the delivered system has (i) value to the customer on a stand-alone basis; and (ii) objective and reliable evidence of fair value exists for the installation and training. The arrangements generally do not contain a right of return of the delivered system. Typically, the deliverables are considered separate units of accounting when there are independent third parties who can render the installation and training services. Insightec determines fair value for those services based on the prices required by third parties for the undelivered elements (i.e., installation and training) when they are sold separately. Currently, Insightec does not have fair value for the system sold. Therefore, Insightec uses the residual method to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered item equals the total arrangement consideration less the aggregate fair value of the undelivered items. Assuming all the abovementioned criteria for revenue recognition have been met, Insightec recognizes revenue for system sales when delivery occurs and recognize revenue for installation and training when the services are rendered.

In cases where the deliverables in the arrangement do not constitute separate units of accounting, based on the criteria in EITF 00-21, Insightec recognizes revenue when all the deliverables that are considered essential to the functionality of the system has been delivered to the customer. This is generally deemed to have occurred upon the completion of installation and training.

Insightec's ExAblate 2000 system contains a software component. We believe that this software element is an incidental part of the system. The software element within the ExAblate 2000 is not sold or marketed separately to customers and the software does not operate independently of the system. Furthermore, the software development effort does not require a significant cost to us relative to the overall development cost of system. As such, the software Insightec provides is incidental to the system as a whole and software revenue guidance provided in statement of position 97-2 "Software Revenue Recognition" is not applicable to our revenues.

In the past Insightec has entered into sales arrangements with customers where payment for Insightec's product was contingent upon its receipt of FDA approval to market the ExAblate 2000, or upon its provision of certain hardware and software upgrades. Accordingly, Insightec did not recognize revenue from such sales until the applicable contingency was fulfilled.

Revenue related to separately priced service contracts is deferred and recognized ratably over the service period.

Revenue related to separately priced service contracts is deferred and recognized ratably over the service period. All costs associated with the provision of service and maintenance, including salaries, benefits, travel, spare parts and equipment, are recognized in cost of sales as incurred.

Warranty costs. Accrued warranty costs are calculated in respect of the warranty period on Insightec's products, generally being for a one-year term. Insightec's warranty reserves is based on its best estimate of the amounts necessary to settle future claims on products sold as of the balance sheet date, based on contractual warranty rights and its accumulated experience with regard to service of its products. Insightec may need to revise or reconsider its estimates in the future based on its additional accumulated experience, over time, with respect to warranty claims. To date, Insightec's warranty reserve has been minimal and Insightec's warranty costs have not exceeded this reserve.

ACCOUNTING FOR INCOME TAXES

As part of the preparation of our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves an estimate by us of our actual current tax exposure, together with assessing temporary differences resulting from different treatment of items, for tax and accounting purposes. These differences result in deferred tax assets and liabilities that are included in our balance sheet. Considerable management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We evaluate the weight of all available evidence to determine whether it is probable that some portion or all of the deferred income tax assets could be realized. As of December 31, 2004 we recorded a valuation allowance for substantially all of our deferred tax assets (net, after provisions) primarily consisting of certain net operating losses, as well as other temporary differences between book and tax accounting, (see Note 16F. to our consolidated financial statements). The valuation allowance was recorded due to uncertainties surrounding our ability to utilize some or all of our deferred tax assets. In assessing the need for the valuation allowance, we consider future taxable income, the fulfillment of conditions stipulated in the certificates in respect of the "approved enterprise", the time limitations on the utilization of losses (see Note 16D. to our consolidated financial statements), and ongoing, prudent and feasible tax planning strategies. In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application and/or interpretation of complex tax laws, tax regulations, and tax treaties in respect of various jurisdiction in which we operate and which frequently vary. Tax authorities may interpret certain tax issues in a manner other than that which we have adopted. Should such contrary interpretive principles be adopted upon adjudication of such cases, our tax burden of the group may be significantly increased. If the realization of deferred tax assets in the future is considered probable, an adjustment to the deferred tax assets would increase net income during the period in respect of which such determination is made. In the event that actual results differ from these estimates or that we adjust these estimates in future periods, we may incur additional taxes, which could materially affect our financial position and results of operations. We have recorded liabilities for anticipated tax issues based on our estimate of whether, and the extent to which, we may become subject to additional tax payments. If we ultimately determine that payment of these amounts is unnecessary, we will reverse the liability and recognized a tax benefit during the period of the determination. We record an additional charge in our provision for tax in the period in which we determine that the tax liability recorded in our books is less than we anticipate the ultimate assessment to be. As to tax issues affecting our U.S. subsidiary - see Note 16B.(2) to our consolidated financial statements.

The computation of current and deferred tax liabilities does not include taxes that would have arisen in the event of a sale of the investments in investees (except those that are to be liquidated), or upon receiving the retained earnings as dividends, since in respect of some dividends from profits thereof and/or gains to be generated from their realization are tax exempt, and in respect of others, it is management's policy not to dispose of such investments and/or not to offer, in the foreseeable future, their retained earnings as a dividend distribution or otherwise, in a manner causing a material tax burden on us (see Note 16B.(1)c. to our consolidated financial statements). In assessing the need to provide a tax liability in respect of the abovementioned, we consider, among others, feasible tax planning strategies. Different assumptions or other policies adopted by management, might significantly affect our tax expenses.

The allocation of the proceeds in respect of properties sold at an aggregate amount ("package"), is based on an estimate of the fair value of each asset sold and on the basis of the provisions stipulated in the sale agreements. A different method of allocation may cause additional liabilities and/or expense. We believe that our estimates used as the basis for this allocation of proceeds is reasonable under the circumstances. As stated in Note 16G. to our consolidated financial statements, final tax assessments have been received, in respect of some of our subsidiaries operating in Israel, through 1998 or 1999, while in respect of the others - through 2002. Certain foreign group companies have received final tax assessments for the years through 1999, while others have not been assessed since their incorporation. See, in addition, Note 17C.(5) to our consolidated financial statements. Tax authorities may, at this stage, challenge our tax strategy, and thus our income or loss for tax purposes could be significantly affected, so that our tax expenses (current and deferred) may, therefore, increase or our recorded valuation allowance may decrease, significantly. Furthermore, our tax strategy might be impacted by new laws or rulings.

CAPITALIZATION OF COSTS (TANGIBLE AND INTANGIBLE)

We capitalize direct acquisition, construction and development costs, including initiation, pre-development and financing costs, as well as property taxes, insurance, and indirect allocated project costs, that are associated with the acquisition, development or construction of real estate projects, as and from the pre-acquisition stage until the time that construction of such real-estate project is completed and its development is ready for its intended use, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 67. Our cost capitalization method requires the use of management estimates regarding the fair value of each project component. We base our estimates on replacement costs, existing offers, past experience and other various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the fair market value of real estate assets. Actual results may differ from these estimates and anticipated returns on a project, as well as the gain or loss from disposition of individual project components, could vary significantly from estimated amounts. We are actively pursuing acquisition opportunities although no assurance can be provided as to which opportunity will succeed. Costs previously capitalized that relate to (i) an abandoned development opportunity; (ii) a project not reasonably expected to materialize; or (iii) a project the expected economic benefit of which is doubtful, are written off and charged to the statement of operations.

Furthermore, should development and construction activities decrease substantially, or be interrupted or delayed for a lengthy period, a portion of financial costs and project expenses may no longer be eligible for capitalization, and would be charged to the statement of operations.

Our finance costs capitalization method requires us to use critical estimations and assumptions as well as management judgment to determine whether a specific asset under construction or development is qualified for capitalization. The date of commencement and/or the cessation of capitalization, the fulfillment of conditions, the period for suspension of capitalization (if any) and capitalization rate, are also subject to significant estimates and assumptions. Under other conditions or assumptions, the outcome might significantly differ.

In valuing certain tangible and/or intangible assets (such as capital rental costs and costs incurred to obtain lease contracts or bank loans), we use critical estimates and assumptions on what marketplace participants would use in making estimates of fair value. Capitalized rental costs directly related to revenue from specific operating leases are amortized over lease terms. Other capitalized rental costs (not related directly to revenue) are amortized over the period of expected benefit. The amortization period begins when the project is substantially completed and deemed available for occupancy. Capitalized costs for obtaining bank loans are amortized over loan periods. Estimated unrecoverable amounts of unamortized capitalized rental costs associated with a lease or costs of obtaining loans or a group of leases or loans, are charged to expenses when it becomes probable that the lease or the loans will be terminated or extinguished, as applicable. Our estimates of fair value are based upon assumptions believed to be reasonable, but which may be reversed due to changes in circumstances in the future (such as the assumptions regarding the period of time the obtained lease or loan will continue to be used in our portfolio or the level of judgment that should be used in determining whether a change or modification of a debt instrument should be considered as a debt extinguishments or not, etc.). Assumptions may not necessarily reflect unanticipated changes in circumstances that may occur.

DERIVATIVE FINANCIAL INSTRUMENTS

We have adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS 149 ("SFAS 133"). Derivatives, as defined within SFAS 133 that are embedded within non-derivative instruments, must be bifurcated from the host instrument and accounted for when the embedded derivative is not clearly and closely related to the host instrument. However, rental for the use of leased assets and adjustments for inflation on similar property are considered to be clearly and closely related. Thus, the inflation-related derivative embedded in an inflation-indexed lease contract is not bifurcated from the host contract.

In conformity with SFAS 133, foreign currency forward contracts that are embedded within a lease contract ("the host contract") should be bifurcated and accounted for separately ("bifurcation"). The bifurcated forward contracts are recorded at their fair value while changes in their fair values are charged to the statement of operations and classified under financial income (expenses), net. An embedded foreign currency instrument is not bifurcated from the host contract, if (i) contracts in which specified volumes of sales of one of the parties to the contract serve as the basis for settlement ("underlying"); and (ii) the host contract is not a financial instrument and it requires payments denominated in the functional currency of any substantial party to that contract. The evaluation of whether a contract qualifies for the exception abovementioned should be performed only at inception of each contract.

In determining the fair value of currency transactions, especially the fair value of derivatives, we are required to make critical estimates and judgments in respect of certain parameters, such as (i) lease contract firmness; (ii) interest rates; (iii) exchange rates (spot rates); (iv) forward rates; and (v) period of lease. When using our computation methodology, determination of fair value may not practically be carried out, without significant reliance upon critical estimations and judgment, mainly due to (a) the existence of many lease agreements between lessees (including anchor tenants) in each of our operating centers; (b) such leases are signed for various long term periods (between 5 to 20 years) to which volatility is highly sensitive; (c) the existence of different type of conditions in different leases (including (i) frequency of installments; (ii) options to extend the lease periods; and (iii) the right to withdraw from lease agreements or to reduce, in certain events, rent fees by significant amounts); (d) a major part of the leases were executed prior to the issuance of SFAS 133, thus causing us extensive burden in collecting some important unavailable market information; (e) frequent changes, in the ordinary course of business, in the terms of leases (including (i) increase or decrease of rental fees for the whole or a part of the lease period; (ii) alteration of the fee base from a fixed sum to variable, and vice versa; (iii) shortage of lease period; and the like). These changes are usually carried out in the ordinary course of business, in accordance with changes in circumstances, (mainly as a result of (i) poor collectibility in respect of specific tenant;
(ii) demand of a potential purchaser, in as much as same may be implemented; and others); and (f) our lease activities that are subject to embedded derivatives are being carried out mainly in Hungary and Poland, countries having no past experience in quotation of complicated derivative financial instruments and in a functional currency of which there is little experience in derivative operations.

Lease agreements signed and executed while projects were under construction, and which are not yet operational, are considered a firm commitment following April 1, 2004 - the date of the change of the functional currency of the contracted companies from the local currency into the EURO (see Note 2A.(3)(iii) to our consolidated financial statements) - and therefore the embedded foreign currency instrument (the Euro) is not bifurcated from the host contract.

Determination of whether an embedded foreign currency instrument is subject to bifurcation or is considered to be clearly and closely related to the lease agreement (mainly due to conditions according to which volume of sales of one of the parties to the agreement serve as the basis of settlement) requires significant judgment and critical reasonable estimates by management.

The estimated fair values in our financial instruments have been determined by us, using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value amounts, and accordingly on the profit and loss accounts, in accordance with U.S. GAAP.

The fair value estimates presented herein are based on pertinent information available to management as of each date of measurement or evaluation. Management is not aware of any factors that would significantly affect the estimated fair value amounts as of these dates. Future estimates of fair value and the amounts which may be paid or realized in the future may differ significantly from amounts presented.

STOCK-BASED COMPENSATION

We calculate this amount using the Black-Scholes method of valuing the option to estimate the fair value of the options grant. This method requires that we make several estimates, including the volatility of our stock price, and the expected life of the option. In making these estimates, we have used historical data as well as management judgment to arrive at the data inputs.

We expect to comply with FASB issued Statement No. 123 (revised 2004), "Share-Based Payment," ("Statement 123R"), beginning in the first quarter of 2006.

On March 2005, the Israel Accounting Standards Board ("IASB") published a proposal for a new standard - No. 24 - "Share-Based Payment" ("Standard No. 24"). The objective of Standard No. 24 is to specify the principles of financial reporting by an entity where it enters into a share-based payment transaction. In particular, it requires an entity to reflect in its profit or loss and financial position, the effects of share-based payment transactions, including expenses associated with transactions in which stock options are granted to employees. For equity-settled share-based payment transactions, we should measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot reliably be estimated. If so, we should measure their value, and corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted, by measuring their fair value at the measurement date, based on market prices if available. If market prices are not available, fair value of the equity instruments granted should be estimated using a valuation technique consistent with generally accepted valuation methodologies for pricing financial instruments, taking into account the terms and conditions upon which those equity instruments were granted. For transactions with employees and others providing similar services, the fair value of the transaction should be measured directly by reference to the fair value of the equity instrument granted, at the date of grant.

Based on the proposal of standard No. 24, the standard is expected to be effective for periods beginning on or after January 1, 2006 ("effective date"). Pursuant to the transition provisions set forth in the proposal, we shall apply this standard to grants of shares, stock options or other equity instruments that were granted after March 15, 2005 and had not yet vested at the effective date.

RECENTLY ISSUED ACCOUNTING STANDARDS

For information on recently issued accounting standards under US GAAP - see Note 25 A. to our consolidated financial statements.

For information on recently issued accounting standards under Israeli GAAP - see
Note 2 W. to our consolidated financial statements.

A.       OPERATING RESULTS

         The following table presents for the periods indicated certain information relating to revenues generated by EMI, cost of such revenues and gross profit:

                                                            YEAR ENDED DECEMBER 31,
                                               2004            2004           2003            2002
                                           Convenience
                                          Translation US        NIS            NIS            NIS
                                           $ Thousands     Thousands      Thousands        Thousands
REVENUES

Commercial center operations                    72,398        311,893        347,056         279,776
Hotel operations and management                 50,688        218,365        189,205         206,679
Sale of Medical systems                         10,225         44,049              -               -
Lease of assets                                  3,073         13,238         13,495               -
Long-term project                                    -              -              -           1,509
                                               136,384        587,545        549,756         487,964

COSTS OF REVENUES

Commercial center operations                    46,374        199,780        192,916         150,005
Hotel operations and management                 46,679        201,094        177,690         193,686
Sale of Medical systems                          2,283          9,834              -               -
Lease of assets                                    737          3,175          3,510               -
Long-term project                                    -              -              -           1,392
                                                96,073        413,883        374,116         345,083

GROSS PROFIT

Commercial center operations                    26,024        112,113        154,140         129,771
Hotel operations and management                  4,009         17,271         11,515          12,993
Sale of Medical systems                          7,943         34,215              -               -
Lease of assets                                  2,335         10,063          9,985               -
Long-term project                                    -              -              -             117
                                                40,311        173,662        175,640         142,881

         The following table presents for the periods indicated the relationships of certain income statement items as percentages of net revenues of EMI:

                                                       YEAR ENDED DECEMBER 31,
                                                       2004(%)        2003(%)        2002(%)
 Revenues                                                   100            100            100
 Gross profit                                                30             32             29
 Operating Income (loss) before financial

   income, net                                               (1)             1             (4)
 Other income, net                                           16              6              2
 Income (loss) after income taxes                             4            (28)            (7)
 Net income (loss) for the year                               7            (20)             8


FISCAL 2004 COMPARED TO FISCAL 2003

         Revenues from commercial and entertainment malls operations, hotel operations, sale of medical systems and lease of assets for fiscal 2004 were NIS 588 million (approximately $136 million), compared to NIS 550 million for fiscal 2003, an increase of NIS 38 million, or 7%.

         Our hotels, which operate in various countries, report their operational results in the currency of their country of residence ("functional currency") and our centers have used the Euro as their functional currency beginning as of April 1, 2004. We translate our subsidiaries' result of operations into our reporting currency (reported NIS) based on the average quarterly exchange rate of the functional currency and the NIS (Prior to January 1, 2004, we used the representative exchange rate as of the year end for such translation). Therefore, a devaluation of the NIS against each functional currency would cause an increase in our reported revenues in reported NIS and an increase in valuation of the NIS against each functional currency would cause a decrease in our revenues in reported NIS.

         Revenues from commercial and entertainment malls operations for fiscal 2004 were NIS 312 million (approximately $72 million), as compared to NIS 347 million for fiscal 2003, a decrease of NIS 35 million or 11%.

The decrease in revenues in the reported period compared to the corresponding period in the previous year was due to the exclusion of the activities of 12 shopping centers in Hungary, which were sold to Klepierre Group at the beginning of the third quarter of 2004. The effect of such sale on the Company's revenues in the second half of 2004 is estimated in the amount of NIS 110 million. This decrease was offset by: (i) an increase in revenues from Elscint's mall in Herzlia, Israel ("Arena") in the amount of NIS 35 million due to the fact that the arena had commenced operations on a partial basis, in mid June 2003 while during fiscal 2004 the Arena attained almost full scale operations; (ii) revenues in the amount of NIS 7 million deriving from the opening of an additional shopping center in Hungary during 2004; (iii) revenues in the amount of NIS 15 million received by the management company (in which EMI currently holds 50%) resulting from management fees deriving (during the second half of
2004) from the 12 centers sold to Klepierre; and (iv) revenues in the amount of NIS 13 million resulting from currency fluctuations in Hungary and Poland during the fiscal year 2003.

         Revenues from Elscint's hotel operations for fiscal 2004 were NIS 218 million (approximately $51 million) as compared to NIS 189 million for fiscal 2003, an increase of NIS 29 million or 15%. The increase in revenues of the hotel division resulted primarily from the following:

(i) Revenues (in Euro) from our hotels in The Netherlands and Belgium have increased by 10.3% (in reported NIS 10.8% or NIS 12 million) in the year ended December 31, 2004 mainly due to full scale operations of the Aquotopia attraction within the Astrid Park Plaza facilities in the year ended December 31, 2004.

(ii) Revenues (in GBP) from our UK hotels have increased by 12% (in reported NIS 17.0% or NIS 10 million), mainly due to higher occupancy in Victoria London and the Sherlock Holmes hotels.

(iii) Revenues (in Romanian Lei) from our Centreville apartments hotel (which form a part of the Bucuresti complex in Rumania) have increased by 32% (in reported NIS 36.2% or NIS 7 million) mainly due to renovations and operations of additional apartments during the year ended December 31, 2004 and to higher occupancy rates and higher rental rates.

         Revenues from InSightec's sale of medical systems in fiscal 2004 were NIS 44 Million (approximately $10 million). InSightec commenced sales during the first quarter of 2004. The sales represent sales of 10 "ExAblate 2000" Systems. ExAblate 2000 is a novel surgical system that combines Magnetic Resonance Imaging and Focused Ultrasound to non-invasively treat tumors inside the body without the need for incisions. The system is currently in use around the world and is FDA approved for the treatment of uterine fibroids.

         Revenues from Elscint's hotel leasing in fiscal 2004 was NIS 13.2 million ($3 million) as compared to NIS 13.5 million for fiscal 2003. This revenue was derived from the leasing of the Bernard Shaw Hotel to a third party in January 2003 for a term of 25 years in consideration of a payment of a fixed amount in each of the first four years; from the fifth year onwards the amount is adjusted upwards at the rate of 2.5% per annum.

         Total gross profits for fiscal 2004 were NIS 173.6 million ($40.3 million), or 30% of total revenues, as compared to NIS 175.6 million, or 32% of total revenues in fiscal 2003.

The breakdown of gross profit by sector of activity is presented in the following table (in NIS thousands):

                                            FOR THE 12-MONTH
                                           PERIOD ENDED DEC 31
                                     2004       %       2003       %
         Operating commercial
         centers                   112,113     36      154,140     44
         Hotels operation and
         management                 17,271      8      11,515      6
         Medical systems            34,215     78         -        -
         Lease of assets            10,063     76       9,985      74
         TOTAL GROSS PROFIT        173,662     30      175,640     32

The percentages in the above table refer to gross margins (gross profit as a percentage of the revenue in each respective sector).

         The decrease in total gross profit, compared with last year, resulted primarily from a combination of the following factors:

         (1) The decrease in the commercial centers segment gross profits which were decreased to NIS 112 million ($26 million), or 36.0% of the commercial centers segment revenues in fiscal year 2004 from NIS 154 million, or 44% of the commercial centers revenues in fiscal year 2003.The decrease was mainly due to the exclusion of the activities of 12 shopping centers in Hungary, which were sold to Klepierre Group at the beginning of the third quarter of 2004.

         (2) The decrease in the total gross profit was offset by the increase in the hotel segment gross profits which increased to NIS 17 million ($4 million), or 8.0% of the hotel segment revenues in fiscal year 2004 from NIS 11 million, or 6% of the hotel segment revenues in fiscal year 2003. The increase is the result of increase in revenues of the hotel segment and improved efficiency in our costs of revenues of this segment.

         (3) The decrease in the total gross profit was also offset by the medical systems segment that recorded a gross profit of NIS 34 million ($8 million ), or 78% of revenues in fiscal 2004 compared with no gross profit in fiscal 2003 due to the fact that revenues from medical systems were recorded only from the first quarter of 2004.

         Cost of initiation of projects in 2004 was NIS 2 million (approximately $0.5 million) compared to cost of initiation of projects in 2003 of NIS 9 million. These expenses were incurred primarily in connection with certain potential acquisitions of commercial and entertainment malls hotels and others that did not materialize.

Net research and development expenses in fiscal 2004 totaled NIS 38 million (approximately $9 million), after deducting NIS 7.6 million (approximately $1.7 million) for participation of the Israeli Office of the Chief Scientist ("OCS"), compared to NIS 44 million in fiscal 2003, after deducting NIS 7.5 million for the OCS's participation, in the prior year, a decrease of NIS 6 million. All of the net research and development expenses were derived from InSightec's operations. Insightec is continuing its expanded research and development activities aimed at obtaining FDA approvals for additional treatments. Clinical trials are underway for both cancerous and benign tumors such as breast fibroadenoma, breast cancer, brain tumors, bone tumors, and liver tumors.

         Sales and marketing expenses in 2004 totaled NIS 43 million (approximately $10 million), as compared to NIS 31 million in fiscal 2003, an increase of NIS 12 million. This increase resulted from additional marketing expenses of NIS 8 million (from NIS 1 million in fiscal 2003 to NIS 9 million in fiscal 2004) incurred in connection with Insightec's sales of its medical system commencing at the first quarter of 2004 as well as additional marketing expenses of NIS 5 million in connection with Arena mall (which commenced operations in June 2003).

         General and administrative expenses in fiscal 2004 were NIS 92 million (approximately $21.4 million), as compared to NIS 87 million in fiscal 2003, an increase of NIS 5 million. These general and administrative expenses included executive, administrative, legal and accounting activities, rental expenses and professional fees. The increase derived primarily from an increase in administrative and general expenses regarded to the sale 12 shopping centers in Hungary, which were sold to Klepierre Group during fiscal 2004.

         Net financing expenses in fiscal 2004 were NIS 53 million (approximately $12 million), as compared to NIS 211 million in fiscal 2003, a decrease of NIS 158 million.

         The substantial decrease in net financing expenses was due to the following factors:

            1. Income from exchange rate differences of PC's subsidiaries, which own the various centers in Hungary and Poland, of NIS 73 million (approximately $17.0 million) for fiscal 2004 was generated by the significant re-valuation (5%) of the Hungarian Forint in Hungary which was, until April 1, 2004, the functional currency of the operations in that country, in relation to the Euro, which is the currency used in financing these activities. In fiscal year 2003, a financing expense of NIS 100 million was incurred due to substantial currency devaluation in Hungary and Poland (5.3% and 15.7% respectively). PC's management has determined that the Euro will serve as the functional currency of its subsidiaries starting from April 1, 2004. Thereafter, we expect the above factor to have a minor effect, if any, on our financing expenses during fiscal 2005.

            2. Finance expenses in fiscal 2004 which resulted from interest on Plaza Center's bank loans, totaling NIS 55 million compared to NIS 81 million in fiscal 2003. This decrease is primarily a result of a reduction in the amount of outstanding loans due to the exclusion of the activities of 12 shopping centers in Hungary which were sold to Klepierre Group during the third quarter of 2004.

            3. Financing loss in fiscal 2004 of NIS 7 million ($2 million), which resulted mainly from differences in exchange rates of currencies financing the operations of the Company and its Dutch subsidiary, Elbit Ultrasound Netherlands BV (mainly the US dollar), which derived principally from devaluation of the NIS in relation to the US dollar. This compares with financing income of NIS 30 million in fiscal year 2003, which resulted mainly from real devaluation of the above financing currencies.

Net other income in fiscal 2004 was NIS 97 million (approximately $22.5 million), as compared to NIS 34 million in fiscal 2003. Net other income in 2004 resulted mainly from:

(i) a gain of NIS 132 million (approximately $30 million) from the sale of 12 shopping centers in Hungary (The gain generated from the transaction includes NIS 153.3 million from realization of capital reserves from foreign currency translation adjustments in respect of realized investments (shares and shareholders' loans)), (ii) an income of NIS 13 million (approximately $3 million) of deferred income deriving from the decrease in EMI's beneficial ownership in InSightec resulting from the issuance of additional shares to a new investor currently holding approximately 2.7% of Insightec's equity and voting rights and (iii) a gain of NIS 12 million (approximately $2.8 million) from realization (repayment) of investment-type monetary balances in investees.

less:

(i) a loss from the sale of assets in the amount of NIS 12 million (approximately $2.7 million), (ii) a provision for impairment of investments and assets in the amount of NIS 53 million (approximately $12.2 million). The impairment resulted from sustained decreases in the fair value of certain centers, hotels and investees. For additional information, see note 19J to the financial statements.

EMI's share in net loss of investee companies in fiscal 2004 totaled NIS 16.0 million (approximately $3.7 million), as compared to a net loss of NIS 21 million in fiscal 2003, a decrease of NIS 5 million. This loss was due to a net loss from the operations of the our investee companies is as follows: Gamida (net loss of NIS 6.6 million (approximately $1.5 million)), Olive (net loss of NIS 6.7 million (approximately $1.5 million)) and Easyrun (net loss of NIS 5.5 million (approximately $1.3 million)).This was offset in part by a net income of NIS 2.9 million (approximately $0.7 million) deriving from Ercorner. Due to the fact that from the fourth quarter of 2003, the investment in Vcon is stated on a cost basis the Company has not recorded any equity income or loss regarding Vcon since that date.

Income from discontinued operations in fiscal 2004 was NIS 6.8 million (approximately $1.5 million), as compared to NIS 12.0 million in fiscal 2003, a decrease of NIS 5.2 million. Net income from discontinued operations resulted mainly from the collection of receivables previously written off and to exchange rate differences for income attributed to monetary assets pertaining to discounting operations.

As a result of the foregoing factors, EMI had a net income in fiscal 2004 of NIS 43 million (approximately $10 million), as compared to a net loss of NIS 112 million in fiscal 2003.

FISCAL 2003 COMPARED TO FISCAL 2002

         Revenues from commercial and entertainment malls operations, hotel operations and management and hotel leasing for fiscal 2003 were NIS 550 million, compared to NIS 488 million for fiscal 2002, an increase of NIS 62 million, or 12.7%.

         Revenues from commercial and entertainment malls operations for fiscal 2003 were NIS 347 million, as compared to NIS 280 million for fiscal 2002, an increase of NIS 67 million or 24%.

         The increase in revenues in the reported period compared to the corresponding period in the previous year was due to (i) three additional commercial and entertainment malls acquired in Hungary on February 25, 2002, whose results of operations for 2003 were for a full year (compared to ten months of operations in 2002), (ii) the commencement of operations of Elscint's mall in Herzlia, Israel, in June 2003, (iii) the devaluation of the NIS against the functional currency of some of the commercial centers, mainly the E(13.2 % in 2003), and (iv) an improvement in the operating results of four entertainment and commercial centers in Hungary and two entertainment and commercial centers in Poland in their second year of operations (these centers commenced operations in late 2001).

         Revenues from Elscint's hotel operations for fiscal 2003 were NIS 189 million as compared to NIS 207 million for fiscal 2002, a decrease of NIS 18 million or 9%. The decrease in revenues of the hotel division resulted primarily from the following:

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

         Revenues from Elscint's hotel leasing in fiscal 2003 was NIS 13.5 million. This revenue was derived from the leasing of the Bernard Shaw Hotel to a third party for a term of 25 years in consideration for a payment of a fixed amount in each of the first four years and from the fifth year thereon the amount is adjusted upwards at the rate of 2.5% per annum.

         Cost of revenues from commercial and entertainment malls operations, hotel operations and management and hotel leasing for fiscal 2003 were NIS 374 million, compared to NIS 345 million for fiscal 2002, an increase of NIS 29 million, or 8.4%.

         Cost of revenues from commercial and entertainment malls operations for fiscal 2003 was NIS 192 million, compared to NIS 150 million for fiscal 2002, an increase of NIS 42 million, or 28%. This increase resulted primarily from additional costs incurred in connection with the additional centers that were acquired during 2002 and the devaluation of the NIS against the functional currency of the commercial centers, mainly the EURO (13.2 % in 2003).

         Cost of revenues from hotel operations for fiscal 2003 was NIS 178 million, compared to NIS 193 million for fiscal 2002, a decrease of NIS 15 million, or 8%. The decrease resulted primarily from the leasing of the Bernard Shaw hotel, the closing of the Bucuresti Hotel and the partial annual operations of the Centreville apartments hotel.

         As a result of the foregoing factors, total gross profit for fiscal 2003 was NIS 175 million, or 32% of total revenues, compared to NIS 143 million, or 29% of total revenues, in fiscal 2002.

         Cost of initiation of projects in 2003 was NIS 9 million compared to cost of initiation of projects in 2002 of NIS 17 million. These expenses were incurred primarily in connection with certain potential acquisitions of commercial and entertainment malls and hotels that did not materialize.

         Net research and development expenses in fiscal 2003 totaled NIS 44 million, after deducting NIS 7.5 million for participation of the OCS, compared to NIS 28 million in fiscal 2002, after deducting NIS 7.6 million for the OCS's participation, in the prior year, an increase of NIS 16 million. All of the net research and development expenses were derived from InSightec's operations. In the twelve month period ended December 31, 2003, the Company recorded, under other income, deferred income amount (derived from the decrease in the rate of its holdings in InSightec during 2001, 2002 and 2003) in an amount of NIS 20.4 million. The increase in net research and development costs resulted primarily from an increase in the research and development budget of InSightec due to its expanded research and development activities aimed at obtaining FDA approvals for additional treatments.

         Sales and marketing expenses in 2003 totaled NIS 31 million, as compared to NIS 28 million in fiscal 2002. This increase resulted from additional marketing expenses incurred primarily in connection with Elscint's mall in Herzlia (which commenced operations in June 2003) as well as an increase in depreciation and amortization expenses, which was partially offset by a decrease in the allowance for doubtful accounts.

         General and administrative expenses in fiscal 2003 were NIS 87 million, as compared to NIS 88 million in fiscal 2002, a decrease of NIS 1 million. These general and administrative expenses included executive, administrative, legal and accounting activities, rental expenses and professional fees.

         Net financing expenses in fiscal 2003 were NIS 212 million, as compared to NIS 5.5 million in fiscal 2002, an increase of NIS 207 million.

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

            3. A decrease in the income from derivative financial transactions entered into by the Company (a loss of approximately NIS 12 million in fiscal 2003 compared to income of approximately NIS 12 in fiscal 2002).

            4. A decrease in the liquid assets of the Company, which resulted in a decrease in financing income, and a revaluation of the NIS against the U.S. dollar, which resulted in an increase in financing expenses with respect to dollar-based loans. The foregoing resulted in financing expenses of approximately NIS 32 million in 2003 compared to financing income of NIS 18 million in 2002.

         Part of the net financing expenses in 2003 were offset by net financing income of approximately NIS 22 million which was derived from changes in the exchange rates of the currencies underlying the loans extended to the Company (mainly the U.S. dollar - from the revaluation of the NIS against the U.S. dollar by approximately 5.7%).

         Net other income in fiscal 2003 was NIS 34.7 million, as compared to NIS 9.5 million in fiscal 2002. Net other income in 2003 resulted from (i) a gain of NIS 77.4 million (compared to NIS 55.8 million in 2002), consisting of NIS 24.7 million from the sale by Elscint of its 16% ownership in Algotech Systems Ltd., NIS 20.4 million of deferred income (deriving from the decrease in EMI's beneficial ownership in InSightec during 2001, 2002 and 2003) and NIS 32 million (which was categorized as net other income instead of equity as a result of the repayment of loans by subsidiaries to the Company following the refinancing of loans previously extended to such subsidiaries (Under Israeli GAAP, upon a repayment, in whole or in part, of a loan by any of our consolidated subsidiaries that is an autonomous foreign entity through a repayment of an investment-type monetary balance, the accumulated capital translation adjustment relating to that monetary balance is released to the statement of operations as other income)), less (ii) a loss from the sale of assets in the amount of NIS 7.8 million (compared to a loss of NIS 0.5 million in 2002), a provision for impairment of investments and assets in the amount of NIS 30 million (compared to a provision of NIS 44 million in 2002) and other expenses in the amount of NIS 4.7 million (compared to NIS 1.7 million in 2002). The impairment resulted from sustained decreases in the fair value of certain centers and hotels.

         In 2003, the Company recorded a tax income in the amount of NIS 20 million compared to tax expenses of NIS 21.7 million for fiscal 2002.

         EMI's share in net loss of investee companies in fiscal 2003 totaled NIS 20.9 million , as compared to NIS 2.9 million in fiscal 2002, an increase of NIS 18 million. This loss was due to a net loss from the operations of the Group's investee companies as follows: Gamida (net loss of NIS 7 million), VCON (net loss of NIS 9 million), Olive (net loss of NIS 2 million) and Easyrun (net loss of NIS 3 million). In fiscal 2002 we included the group investee companies' losses/income only for the three-month period ended December 31, 2002 and not for the full fiscal year. For the first three quarters of 2002, we treated our investments in these companies under the cost method and not under the equity method.

         Income from discontinued operations in fiscal 2003 was NIS 12 million, as compared to NIS 54.7 million in fiscal 2002, a decrease of NIS 42.7 million. On December 31, 2002, Elscint sold to a third party all of its manufacturing, assembly, engineering, and integration activities of systems and sub-systems segment, which were performed at Elscint's plant in Ma'alot in northern Israel. Upon completion of this transaction, the group's activity in this segment was discontinued. The decrease in the net income from discontinued operations resulted primarily from the inclusion in 2002 of the results of operations and income from the sale of this business segment, which was not included in 2003.

         As a result of the foregoing factors, EMI had a net loss in fiscal 2003 of NIS 112 million, as compared to a net income of NIS 40.4 million in fiscal 2002.

B.    LIQUIDITY AND CAPITAL RESOURCES

GENERAL

      EMI's capital resources are (a) lines of credit obtained from Israeli banks, (b) proceeds from sales of assets, (c) financing margins resulting from the refinancing of loans extended to the subsidiaries building the malls and
(iv) available cash and cash equivalents. Such resources are used for (i) equity investments in the malls that are built by our subsidiaries (special purpose entities that are formed for the construction of the various malls). In most cases, we finance approximately 25%-30% of such projects through equity investments in the subsidiaries, while the remaining 70%-75% is financed through the mortgage of the underlying mall by the subsidiary building such mall in favor of local banks that provide financing , (ii) additional investments in InSightec if necessary, (iii) additional investment in our investees and (iv) other investments such as project initiation.

      Elscint's capital resources are (i) lines of credit obtained from Israeli and foreign banks and financial institutions, (ii) financing margins resulting from the refinancing of loans extended to the subsidiaries owning the hotels,
(iii) proceeds from sales of assets and (iv) Elscint's available cash and cash equivalents. Such resources are used for subordinated debt investments in our real estates assets that are built by Elscint's wholly-owned and jointly-controlled subsidiaries that are formed for the construction and operation of our various real estate assets. The subordinated debt-financing portion is typically 30% and Elscint's portion of such amount varies based on the portion of its ownership in the relevant subsidiary. The balance of the amount needed for the construction of the assets is financed through the mortgage of the underlying real estates in favor of local banks that provide financing. The subordinated debt financing to our wholly-owned and jointly-controlled subsidiaries is typically provided by Elscint through shareholders loans that are subordinated to the bank loans provided to the subsidiary.

      InSightec's capital resources are obtained primarily from additional investments in equity or in convertible notes by its shareholders and from its revenues from sale of medical systems. Such amounts are used for research and development activities aimed at obtaining FDA approvals for additional treatments and other general corporate expenses such as cost of revenues , marketing and selling and general and administrative expenses.



LIQUIDITY

      Major balance sheet items as a percentage of total assets as at December 31, 2004 and 2003 were as follows:

                                        DECEMBER 31,
                                        2004              2003
   Current assets....................   16%               10%
   Current liabilities...............   18%               21%
   Long-term Investments and Fixed
   assets............................   82%               88%
   Long-term liabilities.............   54%               51%
   Minority Interest.................   9%                8%
   Shareholders' equity..............   18%               17%

      EMI

      On July 30, 2004 PC finalized the sale of 12 shopping centers owned and operated by PC in Hungary, to Klepierre. The net cash consideration paid to PC and its subsidiaries, totaled approximately E 94.1 million (approximately $116.5 million) (after the repayment of all outstanding debts). See "Item 4 - Information on the Company - Recent Developments".

      We used the proceeds from this sale for the following:

      (1) Tender offer to repurchase of shares in the amount of NIS 159.5 million (approximately $32 million): On December 27, 2004, the Company completed a tender offer to repurchase, at a price of $11.40 per share, 2,800,000 of its Ordinary Shares, representing approximately 11.50% of the Company's issued and outstanding share capital.

      (2) A dividend payment in the amount of NIS 154 million (approximately $37 million): On February 7, 2005, the Company's board of directors declared a dividend in an aggregate amount of $37 million ($1.689 per Ordinary Share). The dividend payment date was set for March 17, 2005 to shareholders of record as of March 2, 2005.

      (3) Investment in convertible notes of Insightec in the amount of NIS 33 million (approximately $7.5 million): On September 28, 2004, InSightec signed an agreement for an internal round of financing totaling $21 million from its existing investors. Such financing was effected by way of convertible notes bearing an annual interest rate of Libor + 3%. The convertible notes may be converted in whole or in part at any time into ordinary shares of InSightec at a conversion rate of $7.3 per share. Following the completion of this latest investment, the Company's shareholdings in InSightec on a fully-diluted basis totals 52.2%.


      (4) Repayment of part of the loans previously obtained by the Company from Israeli banks in the amount of NIS 52 million (approximately $12 million). The repayment of these loans was made during fiscal year 2005.

   (5) The remaining amounts used for continuing investments in the malls that are built and for general corporate expenses.


      On April 21, 2005, PC completed a transaction for the sale of four (4) shopping centers owned and operated by Plaza Centers in Hungary to a subsidiary of the Dawnay Day Group. The aggregate net cash consideration paid to PC and its subsidiaries totaled approximately E16.7 million, or approximately US$21.7 million (after the repayment of all outstanding debts).

      On May 17, 2005, PC completed an acquisition of the 50% not owned by it in the Sadyba commercial and entertainment center in Warsaw, Poland, for a purchase price of approximately US$19.5 million.


      On May 22, 2005, the Company's board of directors approved the Heads of Terms signed on May 20, 2005 by PC with the Klepierre Group of France for the sale by PC of a portfolio that includes four (4) operational malls in Poland and an additional four (4) centers under development in Poland and the Czech Republic. Klepierre also has an option to acquire a third shopping center under development in Poland, subject to the attainment of certain conditions. The Heads of Terms is subject to approval by the respective Boards of the Company and PC and the Supervisory Board of the Klepierre Group, and is subject to the fulfillment of certain conditions. See "Item 4 - Information on the Company - Recent Developments"..


      Elscint's financing and Asset disposition

      In the year ended December 31, 2004 Elscint drew funds mainly from the following facilities:

      - In December 2003, Elscint's jointly-controlled subsidiary, Riverbank Hotel Holding B.V. ("RBH"), signed a long term credit facility agreement with a bank according to which the bank has made available to RBH a credit facility in the aggregate amount of GBP 67.0 million (in which Elscint's share is GBP 33.5 million in accordance with its 50% share holding). In accordance with the agreement, the facility shall be used initially for the payment of the short-term credit facility previously provided by the bank and the remaining proceeds will finance the cost incurred in connection with construction of the Riverbank Hotel. The loan bears annual interest at the basic rate of the bank plus a margin of 1.4%, provided that the interest rate shall in no event be less than LIBOR plus 2.2% per annum. The loan is repayable over a period of 10 years commencing on the earlier of (i) August 27, 2007 or (ii) the Economic Completion Date (as determined in the agreement), and the remaining balance is repayable as a bullet repayment at the end of the period.

            As part of the agreement, the bank was provided with (i) a security interest in RBH's tangible fixed assets and shares, (ii) a guarantee in favor of the bank provided severally by Elscint Ltd. and companies (in which Elscint's share is GBP 13.1 million) of the Red Sea Group ("RSG") each in the amount 7.1% of the outstanding loan and (iii) a joint construction completion guarantee in favor of the bank was provided by Elscint Ltd. and RSG. In addition, RBH must comply with a number of financial and operational covenants as specified in the loan agreement.

            In the year ended December 31, 2004, RBH drew funds under this facility in the amount of GBP 26.2 million (Elscint's share is GBP
            13.1 million) which was used for the construction of the project. As of December 31, 2004, RBH'S outstanding loan amounted to GBP 61.6 million.

      - In October 2004, Elscint's jointly-controlled subsidiaries, Victoria Hotel C.V ("VHCV") and Utrecht Victoria Hotel B.V ("Utrecht") together with The Mandarin Hotel B.V (a company in the RSG) signed an agreement with a foreign bank for a refinancing loan in the amount of Euro 80.0 million, in which Elscint's jointly-controlled subsidiaries' share is Euro 71.7 million. An amount of Euro 49.3 million served as a repayment of a previous bank loan extended to the jointly-controlled subsidiaries and the remainder was used for repayment of owner loans, which resulted in an increase in our available cash.

            Approximately Euro 4.6 million must be paid during the first 5 years and the remainder must be paid as a bullet repayment at the end of the term (September 30, 2009). The interest rate on this loan was fixed by a swap transaction at the rate of 5.1% per annum.

            As security for the loan the borrowers have provided the bank, amongst others, with a security interest in the borrowers' real estate and moveable assets, a pledge on the borrowers shares, lease agreements, management agreements, income receivables accounts, and insurance rights.

            As part of the agreement, it was determined that all borrowers and guarantors are jointly and severally responsible to the bank for all of the borrowers' obligations under the agreement.

            In addition, the borrowers have took upon themselves to comply with a number of financial and operational covenants as specified in the loan agreement.

      - In November 2003, Elscint sold to a third party its interest (approximately 16%, fully diluted) in Algotech. The proceeds from this sale were approximately $7.8 million (subject to adjustments) out of which an amount of $6.3 million has been received as of December 31, 2003. During the year ended December 31, 2004 and 2005 Elscint has received additional and final proceeds in the amount of $0.7 million and $ 0.4 million, respectively.

      - In April 2004, Elscint Inc. signed an agreement with an unrelated third party for the sale of its building in Rockleigh, New Jersey. Upon the closing of the agreement, in June 2004, Elscint Inc. received total consideration in the amount of $4.75 million.

      The following table sets forth the components of our cash flows for the periods indicated:

                                     YEAR ENDED DECEMBER 31,
                               2004       2004       2003      2002
                            Convenience
                            Translation    NIS       NIS        NIS
                               US $     Thousands Thousands  Thousands
Net cash used in operating
activities ................     (5,005)  (21,562)    (8,333)   (3,966)

Net cash provided by (used
in) investing activities...      29,824   128,481    131,443 (497,736)

Net cash provided by (used
in) financing activities...      17,613    75,872  (174,995)   350,100

Net effect on cash due to
changes in currency
exchange rates.............       (123)     (522)      3,959     6,235

Increase (Decrease) in
cash and cash equivalents..      42,309   182,269   (47,926) (145,367)


      COMPARISON BETWEEN DECEMBER 31, 2004 AND DECEMBER 31, 2003

      Net cash used in operating activities for the year ended December 31, 2004, was NIS 21.6 million ($5 million), as compared to net cash used in operating activities of NIS 8.3 million for the year ended December 31, 2003. This increase in net cash used in operating activities in the amount of NIS 13.3 was due mainly to the following:

      (i) A decrease in the amount of NIS 46 million in PC's Net cash provided by its operating centers activities, mainly due to the exclusion of the activities of 12 shopping centers in Hungary, which were sold to Klepierre at the beginning of the third quarter of 2004.

      (ii) An increase in the Company's cash used in the amount of NIS 5 million deriving from losses from derivative financial transactions carried out by the Company's investments department, as compared to the previous year.

      This was offset by:

      (i) A decrease in the amount of NIS 25.5 million in InSightec's Net cash used for its operating activities as a result of revenues generated from the sales of medical systems, which were recorded for the first time during the first quarter of 2004.

      (ii) An increase in the amount of NIS 9.7 million in Elscint's Net cash generated its hotel and leisure segment, offset in part by an increase in net finance expenses.

      (iii) A decrease in the amount of NIS 6 million in Net cash used for discontinued activities. The negative cash flow for the year ended December 31, 2003, was mainly attributed to realizations of bank guarantees previously provided to a foreign bank in respect of a former customer's liabilities to the foreign bank.

      Cash and cash equivalents increased to NIS 345 million (approximately $80 million) at December 31, 2004 from NIS 163 million at December 31, 2003 an increase of NIS 182 million.

       This increase was primarily due to the following:

      (1) proceeds of NIS 471 million from realization of investments and fixed assets mainly from the sale of 12 malls to Klepierre in the third Quarter.

      (2) proceeds of NIS 74 million from Issuance of convertible debentures and shares by Insightec.

      (3) Receipt of net additional NIS 142 million from banks for the construction of the malls and the hotels.

      (4) change of NIS 58 million in short term deposits and marketable securities mainly from reclassification of cash and cash equivalents to short term deposits.

      Less:

      (1) Use of NIS 138.5 million for Self-purchase of the company's shares on December 2004.

      (2) Use of NIS 408 million for purchase of fixed assets due to the ongoing investments in the commercial and entertainment malls and the construction of the hotels.

      (3) Use of NIS 19.5 million for InSightec's research and development activities.

      Hotels, commercial centers and other fixed assets decreased to NIS 3.5 billion (approximately $0.8 billion) at December 31, 2004 from NIS 4.6 billion at December 31, 2003, a decrease of NIS 1.1 billion. This decrease was primarily due to a decrease in the amount of NIS 1.5 billion deriving from the sale of the 12 malls to Klepierre and was offset by the continuing investments in the commercial centers and in Elscint's hotels under construction in Europe.

      Short-term credits and long term debt decreased to NIS 2,954 million (approximately $685 million) at December 31, 2004 from NIS 3,758 million at December 31, 2003. The decrease in borrowings resulted primarily from (i) repayment of loans (mainly of long term loans in the amount of NIS 1,091 million which used to finance the 12 malls that were sold to Klepierre), and (ii) repayment of certain short term loans out of deposits that secured the repayment of such short term loans, offset by (iii) loans obtained for the financing of new malls and hotels.

      We anticipate, based on management's internal forecasts and assumptions relating to our operations, that our existing cash and funds generated from operations, together with the proceeds from the sale of assets and together with our existing financing agreements, will be sufficient to meet our working capital and capital expenditure requirements for the completion of those projects whose construction has already commenced.

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

      The Company and most of its investee companies (the "group companies") are not materially exposed to credit risks stemming from dependence on a given customer. The group companies examine, on an ongoing basis, the amount of credit extended to their customers and, accordingly, record a provision for doubtful accounts based on those factors affecting credit risks of certain customers in the opinion of these companies' management.

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

      For information about financial instruments used, profile of debt, currencies and interest rate structure, see "Item 11 - Quantitative and Qualitative Disclosure About Market Risks".

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

                                                  AMOUNT
                                                  OUTSTANDING
NAME OF MALL/PURPOSE/           AMOUNT AND        AS OF
OTHER                           TERM OF LOAN      31/12/2004        LENDING BANK      INTEREST ON LOAN
EMI - General for financing     $50.7 million     $50.7 million.    Bank Hapoalim     Libor + 3.35%
future businesses and           for 10 year                         B.M.
activities, in particular       to be repaid
in the mall businesses and      by 2013, in
refinancing a previous loan     18 equal
granted in relation to          semi-annual
payment of a dividend           installments,
declared in April 1999.         commencing on
                                June 30, 2004.

EMI - General for financing     Short term        $3.5 million      Bank Hapoalim     Libor + 3.35%
future businesses and           revolving                           B.M.
activities, in particular       credit
in the mall businesses          facility in
                                the amount of
                                $3.5 million

EUBV - General for              Short term        $4.5 million      Bank Hapoalim     Libor + 3.35%
financing future businesses     revolving                           B.M.
and activities, in              credit
particular in the mall          facility in
businesses                      the amount of
                                $4.5 million

EUBV - General for              $25 million       $22.2 million     Bank Hapoalim     Libor + 3.35%
financing future businesses     for 10 year                         B.M.
and activities, in              to be repaid
particular in the mall          by 2013, in
businesses                      18 equal
                                semi-annual
                                installments,
                                commencing on
                                June 30, 2004.

      Additional information:
      As part of the agreement, an arrangement to accelerate repayment was established as follows: (i) net amounts received by the Company and/or
      EUBV, from public or private offerings of securities of the Company
      (and/or of its subsidiaries which were financed by the loan funds), as part of a business merger, as the result of the realization of assets and/or investments, or as the result of refinancing or any other receipt of capital by the Company (and/or its subsidiaries, as above), will be used first to repay the loans; (ii) net amounts so received from realization of the shares of PC or shares of a Project Company (by means of sale or issuance to a third party) or the sale of a project owned thereby (in full or part), will serve to repay part of the loans (relative to the portion sold) that were received

                                                  AMOUNT
                                                  OUTSTANDING
NAME OF MALL/PURPOSE/           AMOUNT AND        AS OF
OTHER                           TERM OF LOAN      31/12/2004        LENDING BANK      INTEREST ON LOAN
      to finance the investment in shares or projects realized, as the case may be; (iii) part of the net amounts to be received from refinancing will be used initially to repay the loans, as long as the total balance of the loans exceeds $ 40.0 million. The Company and EUBV have the right, in terms of the agreement, to convert on any repayment date the linkage currency of up to 50% of the balance of the loans, to Euro.

      The Company undertook to comply with financial covenants, including, among other things, an undertaking to maintain throughout the term of credit a minimum ratio of "adjusted shareholders equity" of the Company to its "adjusted balance sheet," all as defined in the agreement. The Company also committed to a minimum "net operating profit", before financial expenses and before depreciation and amortization deductions as and from 2004 (throughout 2004 and 2005 - before deduction of all or half, respectively, of the research and development expenses relating to Insightec). The Company further committed to a minimum "net asset value" of PC (after deduction of loans, including shareholder loans) as and from 2004, which is to be determined by an external appraiser.

      The Company's subsidiary (EUN) has pledged and assigned to and in favor of the Bank all shares held thereby in PC as well as all shares held in Sadyba (which pledge has been lifted in May 2005, due to the acquisition of Sadyba's shares held by the other shareholder and concurrently with the receipt of primary financing from a foreign bank) and all, as a security, unlimited in amount, for the loan received. The Company also undertook not to pledge, in favor of third parties, any existing and prospective assets, without the Bank's prior consent (excluding pledges of new assets and/or projects - granted in favor of those who financed - or refinanced - acquisition and/or execution of same). The Company further undertook to provide under certain circumstances, some additional securities as detailed in the agreement, including a secondary lien on assets and interests acquired through funds provided by the credit line.

      Should the Company fail to comply with all or any of said financial covenants, or upon the occurrence of an event of default (including failure to provide the additional securities), the Bank shall be entitled to demand the immediate repayment of the loan. As of December 31, 2004, both the Company and EUN are in compliance with the financial covenants, as required.

      Upon consummation of the transaction for the sale of the commercial and entertainment centers in July 2004, and the execution of an agreement (in
      January 2005) for the sale of 4 additional centers in Hungary, the Company and EUBV are conducting negotiations with the bank with the view of mutually rescheduling the rate and scope of repayments and the other terms of credit. In the framework of re-examining various terms contained in the loan agreements, the bank has informed the Company that (i) repayment of the loans which the Company and EUN were obliged to repay as a result of such sale of the commercial centers, as stipulated in the loan agreements, is not yet required; (ii) repayment of the short-term credit (principal and interest; including current maturities of long-term banking credit), which the bank had provided the Company with, and which repayment dates had fallen prior to December 31, 2004, will be required on January 1, 2006, with the exception of credit in the amount of $7.0 million dollars, which had accrued for payment, as abovestated and which would become due and payable, upon the bank's demand, by June 30, 2005; (iii) the bank has consented, subject to certain conditions, to the conversion of the linkage currency of the entire (100%) balance of the loans provided to the Company, from US Dollar to EURO, at the request of the Company and/or EUN.
      Accordingly, the balance of the bank credits (with the exception of the aforementioned $7.0 million), was classified as long-term loans.

      Following the negotiations discussed above with the bank, on May 31,2005 after receiving the bank's consent, the Company and EUBV made a conversion of the linkage currency of part of the loans in the amount of $56 million from US Dollar to EURO. These EURO loans are to be paid by June 30, 2006.

EMI - for investment in         $10 million       $10 million       Bank Hapoalim     LIBOR + 3%
InSightec                       credit                              B.M.
                                facility
                                repayable in
                                December
                                2004.

InSightec- General for          Short term        $5.2 million      Bank Hapoalim     Libor + 2.5%
financing future businesses     revolving                           B.M.
and activities, in              credit
particular in the mall          facility in
businesses                      the amount of
                                $15 million

    ADDITIONAL INFORMATION:
    EMI provided a guarantee up to $5 million to this loan

EMI - General, for              $19.1             $19.1 million     Bank Leumi        Libor + 3.35%
financing acquisition of        million.                            Le-Israel Ltd.
land property (including
the Sadyba mall)

    ADDITIONAL INFORMATION:

                                                  AMOUNT
                                                  OUTSTANDING
NAME OF MALL/PURPOSE/           AMOUNT AND        AS OF
OTHER                           TERM OF LOAN      31/12/2004        LENDING BANK      INTEREST ON LOAN
    Pledge of cash deposit and securities of $2.9 million; negative pledge over Elscint's shares.

EMI - General for financing     $14 million       $9.2 million      Israeli           Libor +3.3%
future businesses and                                               Discount Bank
acquisition of land property                                        Ltd.


Krakow Tranche A-B EUR          -EUR 41.5         EUR 38.3          OVAG and MKB      Euribor + 1.6%
                                million           million           Rt. And
                                                                    Investkredit
                                                                                      Euribor + 1.6%
Krakow Tranche A-B USD          USD 8.5 million   USD 7.8                             Libor + 1.6%
                                                  million
                                                                                      Libor + 2.15%

    ADDITIONAL INFORMATION: First ranking mortgage on the mall, Assignment of leases in mall; Pledge over bank accounts, pledge over insurance claims

Ruda                            EUR 16 million    EUR 13.5          ING Bank          Euribor + 1.9%
                                                                    Slaski S.A.

    ADDITIONAL INFORMATION: First ranking mortgage on the mall, Assignment of leases in mall; Pledge over bank accounts, pledge over insurance claims

Poznan                          EUR 39.8          EUR 8.88          Bank Polska       Euribor + 1.9%
                                million           million           Kasa Opieki
                                                                    S.A. and OTP
                                                                    Rt.

    ADDITIONAL INFORMATION: First ranking mortgage on the mall, Assignment of leases in mall; Pledge over bank accounts, pledge over insurance claims

Prague 4                        EUR               EUR 3.2           MKB Rt. And       Euribor + 2.0%
                                27.4 million      million           Investkredit

    ADDITIONAL INFORMATION :First ranking mortgage on the mall, Assignment of leases in mall; Pledge over bank accounts, pledge over insurance claims

Prague 3                        EUR 7.5           EUR 7.4 million   Erste Bank AG     Euribor + 1.75%
                                million

    ADDITIONAL INFORMATION:  First ranking mortgage on the land, assignment of current and future leases

Tatabanya Plaza                 EUR 3.5           EUR 2.8           MKB Rt.           Euribor + 1.85%
                                million           million

    ADDITIONAL INFORMATION: Pledge on interest of Tatabanya Plaza, suretyship of PC, Negative pledge, Pledge over shares of Helios Plaza

Szombathely 2002                EUR 3.9           EUR 3.9           MKB Rt.           Euribor + 2.0%
                                million           million

    ADDITIONAL INFORMATION:  First ranking mortgage on land in Lodz, Poland

Plaza House                     EUR 2.8           EUR 1.9           HVB Bank          Euribor + 1.35%
                                million           million           Hungary Rt.

    ADDITIONAL INFORMATION:  First ranking mortgage on building; Pledge on insurance claims

Helios                          EUR 7.5           EUR 7.5           Pireos Bank       Prime + 2.0%
                                million           million           (Athens)

    ADDITIONAL INFORMATION: First ranking mortgage on land

Winterbank loan                 EUR 5.6           EUR 5.6           Bank Winter &     3,35%
                                million           million           Co. AG

    ADDITIONAL INFORMATION: Cash deposit

Pecs                            EUR 14            EUR 13.8          MKB Rt.           Euribor + 1.65%
                                million           million
Szombathely                     EUR 3.25          EUR 3.2           MKB Rt.           Euribor + 1.65%
                                million           million
Sopron                          EUR 11.8          EUR 11.6          MKB Rt.           Euribor + 1.65%
                                million           million
Veszprem                        EUR 11.3          EUR 11.7          MKB Rt.           Euribor + 1.65%
                                million           million

ADDITIONAL INFORMATION: First ranking mortgage on the mall, Assignment of leases in mall; Pledge over bank accounts, pledge over insurance claims, Cross collateralization between the 4 malls Note that these Loans have been repaid in full upon the closing of the Dawnay Day transaction (see "Item 4- Information on the Company - Recent Developments").


      ELSCINT

      A. Set forth below is information with respect to loans taken by Elscint, by its subsidiaries and by its jointly controlled companies. The loans granted to Elscint's jointly controlled companies are presented in the table at their full value:

                   Amount of
                   Loan and
                    Amount
                  Outstanding
  Borrower           as of          Interest
 and lender        12/31/04         on Loan       Security for Loan      Other Information

Borrower:        3 Credit         With            Various pledges        As long as any of
                 facilities       respect to      (first and second      the facilities are
Elscint Ltd.     in the           Loan I -        ranking) on            outstanding, the
                 aggregate        LIBOR +         shares of  wholly      ratio between
Lender:          total of         2.85%           owned and jointly      equity and total
                 approximately                    controlled             assets has to be
Bank Hapoalim    $68.3            With            subsidiary             not less than 25%
                 million          respect to      companies
                                  Loan II -                              As per a letter
                 Amount           LIBOR +                                received from the
                 outstanding -    2.85%                                  bank, the bank
                                                                         will not demand
                                  With                                   the repayment of
                 Loan I in        respect to                             the loan prior to
                 USD - $0.7       Loan III -                             January 1, 2006
                 million          LIBOR +
                                  2.85%

                 Loan II
                 in Euro
                 -Euro 35.1
                 million

                 Loan III
                 in GBP
                 10.2
                 million


Borrower:        Utrecht          the             -   Mortgage on        -   6% of principal
                 Victoria         Interest        both hotels            to be paid
Victoria         Hotel            on the          (and the Mandarin      during first
Hotel C.V.       B.V.-            loan is         hotel in not           five years
and Utrecht      Euro 14.0        hedged by       owned by               commencing
Victoria         million          a SWAP          Elscint)               December 31, 2004
Hotel B.V.                        transaction,
(and The         Amount           accordingly
Mandarin         outstanding      the fixed       -   First priority
Hotel B.V.       Euro 14.0        interest        security on            -   Balance to be
- a company      million          rate is         moveable               paid at end of
owned by                          5.11% per       property, bank         term (September 30,
the Red Sea      Victoria         annum           accounts               2009)
Group)           Hotel                            (operating
                 C.V. -                           income and debt        -   Elscint has no
                 Euro 57.8                        service                interest in the
                 million                          reserve),              Mandarin hotel
Lender:                                           rights of the          included in the
                                                  borrowers under        refinancing
Merrill          Amount                           their                  loan. Since all
Lynch            outstanding                      management             borrowers have
International    Euro 57.7                        agreements  and        joint and several
                 million                          insurance              liability, Elscint
                                                  proceeds               has a mutual indemnity
                                                                         arrangement with
                                                  -   First ranking      the owner of the
                                                  pledge on              Mandarin hotel
                                                  shares of              with respect to
                                                  borrowers which        liabilities of
                                                  own the rights         each borrower
                                                  to the land            under the loan,



                   Amount of
                   Loan and
                    Amount
                  Outstanding
  Borrower           as of          Interest
 and lender        12/31/04         on Loan       Security for Loan      Other Information
Borrower:        GBP 58.2         the interest    -  Mortgage on         -  GBP 12.7
                 million          on the             hotel                  million payable
Shaw Hotel                        loan is                                   in quarterly
Holding B.V.     Amount           hedged by       -  Fixed and              installments
                 outstanding      a SWAP             floating               over a period of
                 - GBP 58.1       transaction,       charge over            25 years from
                 million          accordingly        the borrower's         June 2003.
Lender:                           the fixed          tangible
                                  interest           fixed               -  GBP 21.3
Bradford &                        rate is            assets                 million payable
Bingley Plc                       5.8% per                                  in quarterly
and The                           annum                                     installments
Governor                                          -  Rights to all          from June 2008
and Company                                          revenues               over a period of
of The Bank                                          and                    20 years.
of Scotland                                          profits
                                                     that                -  GBP 24.2
                                                     will be                million payable
                                                     received               as a bullet
                                                     from the               repayment in
                                                     long                   2027.
                                                     term
                                                     lease
                                                     agreement
                                                     with
                                                     Accor

                                                  -    First ranking
                                                       pledge on
                                                       shares of
                                                       subsidiary that
                                                       owns the rights
                                                       to the land

                                                  -    GBP 95 thousand
                                                       deposite to
                                                       guarantee
                                                       interest payments


 Borrower:       Loan:            Prime - 1%      -    $500,000          -  Capital
                                                       deposit to           repayments
Park Plaza       Rand 20                               guarantee            commenced on
Hotel            million                               repayment of         October 1, 2003
(Sandton)                                              loan                 with monthly
(Proprietary)    Amount                                                     installments of
Ltd.             outstanding                      -    Mortgage on          Rand 33 thousand.
                 - Rand                                hotel                In each succeeding
                 19.3                                                       year the monthly
                 million                          -    Rand 5 million       installments
Lender:                                                bond over the        will increase by
                                                       hotel's movables     Rand 17 thousand
Nedcor                                                 and debtors
Investment
Bank Ltd



Borrower:        Credit           LIBOR +         -    First priority     - GBP 14.1
                 Facility -       1.65%                mortgage on the      million of the
Victoria                                               land and the         loan repayable
Hotel            GBP 39.9                              building and         in 20 quarterly
Holding B.V.     millions                              lien on all          installments
                                                       moveable assets.     commencing March
                 Amount                                First                2003; balance
                 outstanding                           ranking pledge       repayable in one
Lender:          -GBP 37.1                             on Victoria          payment in
                 millions                              Hotel Holding        December 2012
Bank Hapoalim                                          B.V.'s shares.
B.M London
Branch                                            -    Guarantees by
                                                       each of Elscint
                                                       and a company
                                                       of the Red Sea
                                                       Group in the
                                                       amount equal to
                                                       2.5% of total
                                                       costs of the
                                                       project

                   Amount of
                   Loan and
                    Amount
                  Outstanding
  Borrower           as of          Interest
 and lender        12/31/04         on Loan       Security for Loan      Other Information
Borrower:        Two              First loan      - Pledge on a          The Bank has
                 loans,           - LIBOR +         security deposit     restricted its right
BEA Hotels       each for         1%                of $14 million       to realize the
Eastern          $13.0                                                   Elscint guarantee, by
Europe B.V.      million          Second          - Lien on Domino       linking it to the
                                  loan -            and Bucuresti        realization of the
                 Amount           LIBOR +           shares               pledge over the
                 outstanding      2.5%                                   Bucuresti shares
Lender:          - $26                            - Lien on BEA          owned by Domino
                 million                            Hotel Eastern        (except for certain
Bank Leumi                                          Europe shares        instances stipulated
Le Israel                                           and a floating       in the loan agreement)
Ltd.                                                lien on its
                                                    assets

                                                  - A floating
                                                    lien on
                                                    Domino's assets

                                                  - Undertaking to
                                                    maintain existing
                                                    ownership structure
                                                    of hotel

                                                  - Unlimited
                                                    guarantee by
                                                    Elscint


Borrower:        Credit           LIBOR +         - Liens on all         Half of the loan will
                 facility         2.2%              assets, including    be repayable in
Riverbank        - GBP 67                           leasehold            quarterly installments
Hotel            million                            rights to the        over 10 years commencing
Holding B.V.                                        land and             at the earliest of (i)
                 Amount                             goodwill of          August 27, 2007 or
                 outstanding                        hotel owning         (ii) the Economic
                 - GBP  61.7                        subsidiary           Completion Date as
Lender:          million                                                 determined in the
                                                  - First ranking        agreement and the
Bank                                                pledge on shares     remaining balance
Hapoalim                                            of subsidiary        will be repayable as
B.M London                                          that owns            a bullet repayment
Branch                                              the rights           after 10 years
                                                    to the land

                                                  - A joint
                                                    construction
                                                    completion
                                                    guarantee
                                                    provided by
                                                    Elscint and a
                                                    subsidiary of
                                                    the Red Sea
                                                    Group

                                                  - A guarantee in
                                                    favor of the bank
                                                    by Elscint and a
                                                    company in the Red
                                                    Sea Group each in
                                                    the amount equal
                                                    to 7.1% of the
                                                    outstanding loan


Borrower:        GBP 14.2         LIBOR +         - Fixed and            - Half of the
                 million          1.4%              floating lien          loan repayable in
Grandis                                             on rights to           quarterly installments
Netherlands      Amount                             borrower's             over 10 years commencing
Holding B.V.     outstanding                        assets,                December 2002.
                 -GBP 12.7                          including              Balance to be
                 million                            goodwill               repaid after 10
                                                                           years (December
Lender:                                           - First ranking          2012)
                                                    pledge on shares
Bank                                                of subsidiary
Hapoalim                                            that owns the
B.M London                                          rights to the
Branch                                              land

                                                  - L5.4 million
                                                    of the loan is
                                                    guaranteed by
                                                    Elscint Limited
                                                    and Red Sea for
                                                    50% each


Borrower:        Credit           LIBOR +         - Mortgage on          As per letter
                 Facility         2.5%              Arena and the        received, the bank
S.L.S Sails      -$46                               land                 will not demand the
Ltd.             million                                                 repayment of the loan
                                                  - First ranking        prior to January 1,
                 Amount                             pledge on shares     2006
                 outstanding                        of subsidiary
Lender:          - $46                              that owns the
                 million                            rights to the
Bank                                                land
Discount
                                                  - Floating lien
                                                    on assets of
                                                    center owning
                                                    subsidiary and
                                                    rights with
                                                    respect to
                                                    current and
                                                    future tenants

                                                  - A guarantee by
                                                    Elscint


B. Elscint's subsidiaries and jointly controlled companies which are engaged in construction and/or the operation of hotels and the Arena entered into loan agreements with banks and financial institutions, which include an undertaking of those companies to comply with certain financial and operational covenants ("covenants") throughout the duration of the respective loans. The covenants include:, achieving certain operational milestones on certain specified dates (e.g. scope of lease, etc.); complying with debt cover ratio, "loan outstanding amount" to secured assets value ratio; complying with certain restrictions on interest rates; maintaining certain cash balances for current operations; maintaining equity to project cost ratio and net profit to current bank's debt; occupancy percentage; average room or rental fee rates; and others. In addition, Elscint has also entered into credit agreement under which it undertook to comply with certain financial covenants, namely maintaining, a minimum ratio of shareholders' equity to total balance sheet assets throughout the duration of the loan. In the event the Borrowers will not be in compliance with these covenants, the lenders have the right to call the loan for immediate repayment.

MATERIAL COMMITMENTS FOR CAPITAL EXPENDITURE

See tabular disclosure of contractual obligations in Item 5 F below.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

      OFFICE OF THE CHIEF SCIENTIST

      The Israeli government encourages industrial companies by funding their research and development activities through grants of the OCS.

      EMI

      Insightec's research and development efforts have been financed, in part, through OCS grants. Insightec has applied and received grants totaling $10.5 million from the OCS since its inception in 1999. Insightec is required to repay these grants to the OCS through royalties amounting to 3% of its revenues until the entire amount is repaid. We record these costs in our cost of revenues from sale of medical systems.

      The following table shows EMI's consolidated total research and development expenditures and royalty-bearing participation by the Israeli government for the years 2002 through 2004, together with the percentages of net revenues for each year (in NIS thousands, except for percentages):

                 Convenience                                     Year Ended December 31,
                 translation
                 to US $
                 ----------------------------------------------------------------------------------------------------
                 2004                       2004                          2003                        2002
                 -------------    ----------------------      --------------------------    -------------------------
                 Thousands        Thousands     % of net      Thousands         % of net    Thousands        % of net
                 of $             of NIS        revenues      of NIS            revenues    of NIS           revenues
                 -------------    ---------     --------      ---------         --------    ---------        --------

Total
expenditures
for research
and development      10,641        45,842         7.8          51,187            9.4        36,097            7.4

Royalty-bearing
participation
from the              1,784         7,684         1.3           7,468            1.4         7,643            1.6

Government of
Israel
Net research
and
development
expenses              8,857        38,158         6.5          43,719            8.0        28,454            5.8
funded by EMI


   All research and development expenses are attributed to InSightec.



D. TREND INFORMATION

      EMI'S COMMERCIAL AND ENTERTAINMENT MALLS BUSINESS

      The economies of most Central European countries are experiencing a moderate upward trend, as evidenced by gross domestic products ranging between 3% to 7%. The commercial and entertainment malls business benefits from these trends, which are generally manifested in increased consumer spending, but at the same time are subject to local pressures of supply and demand. With the growth in the number of commercial and entertainment malls, especially in the capital and large regional cities, supply is beginning to outpace demand, resulting in increasingly aggressive competition for patronage. However, the negative impact of these market forces on our shopping and entertainment centers is offset by the strong emphasis which PC places on the entertainment facilities which it offers to its customers, which has been shown to be a dominant factor in attracting visitors to the malls.

      In the smaller regional cities, where both local and foreign investors are reluctant to develop projects, the shopping and entertainment centers of PC generally operate in an environment devoid of similar concept shopping centers and thus benefit, notwithstanding that the catchment populations are smaller and the relative buying power of patrons is less than in the larger metropolitan locations. However the emergence of "power centers" in many regional cities is impacting upon patronage and constitute competition. The entry of Hungary, Poland, the Czech Republic and Latvia into the European Union is anticipated to generate a significant increase in business oriented traffic and tourism, principally into the capital cities, which will in turn bolster the number of visitors to the shopping centers. However this trend is offset by very aggressive competition in the capital cities.

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

      Contrary to the weak results of the hotel industry in years 2001 to 2003, most of the western European markets experienced in 2004 an increase in revenue per available room (RevPAR), which was derived mainly from an increase in occupancy rates. Management believes this has resulted from the trends discussed below.

      2004 was a significant year for the hotel industry in Europe. Ten countries joined the European Union making significant changes in the political, cultural and demographic arena. Europe has hosted two major sporting events: the Olympics and the Euro 2004 Football Championships, which influenced especially their host cities. In addition, low cost flight is changing the travel patterns across the region and is resulting in an increase of travel and revenues in our hotels business.

      During the last 12 months, several new travel trends have been experienced: (i) consumers are becoming more independent and show a clear preference for making their own travel arrangements, mainly due to the increased use and availability of Internet booking, the increasing number of online booking engines and the expansion of low-cost airlines; (ii) there has been an increased in price transparency available on the internet, which combined with economic and social uncertainty, also means that booking lead times remain short while price sensitivity stays high; and (iii) the preference for more frequent and short stay trips has continued to be evident in travel patterns.

      In 2001 and 2002, the Western European hotel industry generally experienced a decline in industry results, following the outbreak of "foot and mouth" disease and the subsequent September 11, 2001 terrorist attacks in New York. This trend continued in 2003 when the European hotel industry was challenged with operating and economic conditions that were effected by the war in Iraq and the outbreak of SARS. These events caused a continuance in the slow down of corporate spending. In addition, weak domestic demand coupled with an appreciating Euro has resulted in a weak growth across the Euro-zone.

      Although the situation in Iraq remains unsettled and political unrest and terrorism has flared up several times in other Iraqi cities, the impact on economies and hotel performance has not been as harsh in 2004 as it was in the aftermath of 9/11.

      The Asian's tsunami disaster, at the end of 2004, has not impacted Europe results in 2004. The UK and particularly the London hotels have enjoyed an improvement in results reversing the poor trends of recent years, especially due to: (i) the improvement in the economic conditions and growth to the GDP; (ii) low inflation in spite of the increase of interest rates; and (iii) the strong increase in the number of visitor. The market has seen recovery in both tourist arrivals and corporate business.

      The strength of the Euro against the GBP is making the UK more price competitive for Europeans than ever before. London, in particular, has enjoyed a remarkable comeback given the global events of the last three years.

      Amsterdam is struggling to sustain demand from the corporate market and has lost profitable conference and incentive business to cheaper locations across Europe.

      However, the positive outlook and the continuation of a recovery from the 3 years of decline, will depend on the global geopolitical situation and security stability. Appreciation of the Euro will also encumber growth of the European economy relative to the rest of the world.

      Some of the Central Europe countries joining the EU are expected to have improved hotel operations and performance due to lower prices and cost of living and extra travel routes with cheaper flight prices.


E.    OFF-BALANCE SHEET ARRANGEMENTS

      1. As of December 31, 2004, the Company guaranteed a credit facility extended to InSightec by an Israeli bank in the amount of approximately $5 million - See "Item 5 Operating and Financial Review and Prospects - Loans"

      2. With respect to the acquisition by a subsidiary of PC of the control of the Hungarian company owning land on the Obuda Island, the minority shareholder in such company was granted a put option to sell to PC's subsidiary its share in the Hungarian company. Such put option is exercisable until April 2007, and the purchase price payable by PC's subsidiary in the event that the put option is exercised will reflect the cost of the shares plus interest at a rate of Euribor + 2% per year less all dividends that shall have been paid to the minority shareholder by the Hungarian company through the date of exercise of the put option.

      3. With respect to the purchase by PC's subsidiary of the shares in the Hungarian company Ercorner Kft. referred to in Item 4 above, the Company gave to a bank that financed such share acquisition a guarantee for the obligation assumed by PC's subsidiary to cause the land zone of the island to be changed to the purposes of for offices, commerce, tourism, entertainment, recreation and hotels - See "Item 4 - Information On The Company - Recent Developments".

      4. The Company engages in the trading of derivative and other financial trading instruments for hedging and speculative purposes. The results of such activities, and the value of assets and liabilities arising therefrom, are affected by the volatility in foreign exchange rates and interest rates. Following December 31, 2004, the Company entered into various speculative currency transactions. For further information See "Item 11 - Quantitative and Qualitative Disclosure About Market Risks - Financial Instruments Risk".

      5. In the course of the transaction for the sale by PC to Klepierre of 12 operational shopping and entertainment centers, as security for achieving certain future revenues, PC provided a bank guarantee totaling E7.5 million ($9 million). The guarantee will decrease annually starting from the end of the fifth year and through the tenth year as revenue targets are met. For further information see Item 4 above.

      6. In the course of the transaction for the sale of 4 operational shopping and entertainment centers in Hungary by PC to the Dawnay Day Group, PC agreed to guarantee certain portions of the rental revenues of one of the acquired shopping centers for a period of three years from the time of closing, as security for certain minimum rental revenues. EMI estimates the value of this guarantee (as of the date of this report) to be in the aggregate amount of approximately US$1.7 million. For further information see item 4 above.

F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

         Our contractual obligations mainly consist of long-term loans from banks and financial institutions and long-term operational leases. These obligations are linked to foreign currencies (mainly U.S dollar, GBP and the Euro). We summarize below our significant contractual obligations as of December 31, 2004 in adjusted NIS, based upon the representative exchange rate as of December 31, 2004 between the NIS and the currency in which the obligation is originally denominated. Actual payments of these amounts (as they will be presented in the financial statements of the Company) are significantly dependent upon the exchange rate of the NIS against the relevant foreign currencies and may differ significantly from the amounts presented in the following table:

  Contractual Obligations as of                                 Payments due by Period
  December 31, 2004                                               (NIS in thousands)
                                         ----------------------------------------------------------------------------
                                           Total           Less than 1     2-3 Years      4-5 Years     After 5 Years
                                                           Year
                                         ---------         -----------   -----------      ---------     -------------
  Long-Term Debt (1)                     3,385,193         300,921       1,189,616         612,123        1,282,532
  Capital (Finance) Leases                       0               0               0               0                0
  Operating Leases (2)                     798,077           9,616          19,805          19,805          748,852
  Purchase Obligations and                 321,251         259,545          61,706               0                0
  Commitments (3) (4)
  Other Long Term Liabilities                    0               0               0               0                0
  Reflected on Balance Sheet
  Total                                  4,504,521         570,082       1,271,127         631,928        2,031,384

         (1) For additional information in respect of the long term loans, see
Note 14 to the consolidated financial statements included in Item 18 of this report and in Item 5 "Operating and Financial Review and Prospects - Loans" above.

          (2) Our operating lease obligations are subject to periodic adjustment of the lease payments as stipulated in the agreements. In this table we included the lease obligation based on the most recent available information. For additional information in respect of our operating lease obligations see Note 10B to the consolidated financial statements included in this report.

         (3) Excludes royalty payments that InSightec may have to pay to the OCS. InSightec partially finances its research and development expenditures under programs sponsored by the OCS for the support of research and development activities conducted in Israel. In exchange for OCS participation in the programs, InSightec agreed to pay 3% - 3.5% of total sales of products developed within the framework of these programs. At the time the OCS participations were received, successful development of the related projects was not assured. The obligation to pay these royalties is contingent on actual sales of the products and therefore cannot be estimated.

          (4) This refers to contracts with supplier and subcontractors in respect of the construction of our projects.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

         The directors and senior officers of EMI as of June 20, 2005 were:

NAME                                       AGE        POSITION
----                                       ---        --------
Mordechay Zisser (1)                       49         Executive Chairman of the Board of Directors
Shimon Yitzhaki (1) (2)                    49         President and Director and Chief Financial Officer
Rachel Lavine (2)                          39         Director
Yehoshua (Shuki) Forer (3)                 61         Director
David Rubner (2) (4)                       65         Director
Yosef Apter (3) (4)                        50         External Director
Marc Lavine                                51         Corporate Secretary and General Counsel
Zvi Tropp (1) (2) (3) (4)                  65         External Director

(1)      Member of the Donation Committee
(2)      Member of the Balance-Sheet Committee
(3)      Member of the Audit Committee
(4)      Member of the Merger Committee

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

         SHIMON YITZHAKI. Mr. Yitzhaki was appointed as the President and a member of our board of directors in May 1999. In March 2005 Mr. Yitzhaki was appointed as the chief financial officer of the Company. In May 1999 he was also appointed as a member of the board of directors of Elscint. Since March 1998, Mr. Yitzhaki has served as the Vice President of Europe-Israel, and, since the mid-1980's, as Vice President of Control Centers. Mr. Yitzhaki holds a Bachelor of Arts degree in accounting from Bar Ilan University and is a certified public accountant.

         RACHEL LAVINE. Ms. Lavine was appointed as a member of our board of directors in May 1999. In May 1999, Ms. Lavine was also appointed as President and a member of the board of directors of Elscint. Since March 1998, she has served as Vice President of Europe-Israel, and, from 1994 to 1998, Ms. Lavine served as Chief Financial Officer of Control Centers, the parent company of EMI. Ms. Lavine is the acting Ceo of Plaza Centers. Ms. Lavine holds a Bachelor of Arts degree in accounting and is a certified public accountant.

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

         DAVID RUBNER. Mr. Rubner was appointed as a member of our board of directors in July 2003. Mr. Rubner serves as Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd. as well as General Partner in Hyperion Israel Advisors Ltd., a venture capital firm. From 1991 until 2000, Mr. Rubner served as President and Chief Executive Officer of ECI Telecom Ltd. Prior thereto, Mr. Rubner held the positions of Chief Engineer, Vice President of operations and Executive Vice President and General Manager of the Telecommunications Division of ECI. Mr. Rubner serves on the boards of certain public companies including Check Point Software Ltd., Koor Industries Ltd., Limpan Electronic Engineering Ltd as well as some privately held companies. Mr. Rubner serves on the board of trustees of Bar-Ilan University, and Shaare Zedek Hospital. Mr. Rubner holds a B.S. degree in engineering from Queen Mary College, University of London and an M.S. degree from Carnegie Mellon University. Mr. Rubner was recipient of the Industry Prize in 1995.

         YOSEF APTER. Mr. Apter was appointed as an external director in December 2002 for a period of three years. Mr. Apter serves as a business development manager of Millenium Ltd. Between 1980 and 2002, Mr. Apter served as a member of the executive boards of the Center for Investigation of Driving and Casualties, Shiloh Hesder Yeshiva, Nature Life, Zamir Systems Ltd., Binyamin Regional Council, Binyamin Development Company and Elad Non-Profit Organization. Mr. Apter also served as a director and vice chairman of Security Funds. Mr. Apter is a graduate of the Jerusalem College of Technology (B.Sc.) and holds an MBA from the Hebrew University in Jerusalem.

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

         ZVI TROPP. Mr. Tropp was appointed as an external director in September 2004. Mr. Tropp has been a senior consultant with Zenovar Consultant Ltd. since 2003. From 2000 until 2003, Mr. Tropp served as a chief finance officer of Enavis Networks, a member of the ECI group, a company engaged in the field of development of transport equipment for communications networks. Mr. Tropp serves as a board member of various organizations, including Rafael (Armament Development Authority), Beit Shemesh Engines, Rada - Electronic Industries and as the chairman of the Investment Committee of Bank Leumi Le'israel Trust company Ltd. Mr. Tropp holds a B.Sc. degree in Agriculture and an M.Sc. degree in Agricultural Economics and business administration from the Hebrew University in Jerusalem.


B.       COMPENSATION OF DIRECTORS AND OFFICERS

         The aggregate compensation paid to or accrued on behalf of all of our officers and directors for the year ended December 31, 2004, as a group, was approximately NIS 8.8 million (approximately $2 million) of which NIS 433,000 (approximately $100,000) has been accrued by the Company to provide pension and retirement benefits, and NIS 276,000 (approximately $64,000) was paid to directors in their capacities as directors. As to cost allocation agreement entered into by us and our affiliates see Item 7 - related party transactions.

         As to ownership of shares and/or options by our directors and executive officers, see Item 6E - Share Ownership.

C.       BOARD PRACTICES

         Election of Directors.

         Our directors are elected by our shareholders at the annual meeting of the shareholders by an ordinary majority. Generally, the nominees for a director's office are recommended by the board of directors. The directors hold office until the next annual meeting of our shareholders. Our board of directors may appoint additional directors to our board of directors in the event the number of directors is less than the maximum number authorized by our articles of association. Any director so appointed will hold office until the next general meeting. Our board of directors consists of 7 members. Our current directors (other than the external directors) were appointed by our shareholders at their annual meeting on September 2, 2004 and will hold office until the next annual meeting of our shareholders. None of our directors has a service contract with us or with our subsidiaries.

         External Directors; Independent Directors

         The Companies Law requires Israeli public companies (including companies whose shares were offered to the public outside of Israel) to appoint at least two external directors. The Companies Law provides for certain qualifications that a candidate for external directorship must comply with. Among such requirements, a person may not be appointed as an external director if such person or person's relative, partner or employer, or any entity controlled by such person, has, at the date of appointment, or had at any time during the two years preceding such date, any affiliation with the company, any entity controlling the company at the date of his appointment or any entity controlled by the company or by the entity controlling the company. The term "affiliation" is broadly defined in the Companies Law.

         In addition, no person may serve as an external director if such person's position or other business creates, or may create, conflict of interest with the person's position as a director, or if such position or other business may impair such person's ability to serve as a director. The Companies Law provides for additional qualification requirements that are imposed on such candidates.

         External directors shall be appointed by a general meeting of shareholders, and that the approval of such appointment requires that at least a majority of the votes of shareholders present at the general meeting voted for such proposal, provided that (i) such majority vote at the general meeting shall include at least one third (1/3) of the total votes of non-controlling shareholders present and voting at such general meeting, excluding abstaining votes, or (ii) the total number of votes of the shareholders mentioned in clause
(i) above that voted against such proposal does not exceed one percent (1%) of the total voting rights in the company.

         The initial term of an external director is three years and such term may be extended for an additional three-year period. Each committee of a company's board of directors that is authorized to exercise powers of the board of directors is required to include at least one external director, and all external directors must be members of the company's audit committee.

         An external director is entitled to reimbursement of expenses and to monetary and other compensation as provided in regulations promulgated under the Companies Law, but is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided by such person as an external director.

         Mr. Yosef Apter and Mr. Zvi Tropp were elected in December 2002 and September 2004, respectively, as our external directors. Under a recent amendment to the Companies Law, at least one of the external directors is required to have financial expertise and the other external directors are required to have professional expertise. This amendment will enter into effect upon the determination of qualifications for financial and professional expertise by specific regulations.

         Under Nasdaq rules, a controlled company - a company of which more than 50% of the voting power is held by an individual, a group or another company - is exempt from certain Nasdaq listing requirements, such as having independent directors constitute a majority of our board, and requirements with respect to determination of compensation of officers and nomination of directors. Our board of directors has determined that we are a controlled company, based on approximately 54.3% of our voting power being held by another company (see Item 7A - Major Shareholders), and we are therefore exempt from such requirements. Nevertheless, our current composition of the board of directors consists of a majority of independent directors, though there is no assurance that such composition will sustain.

         Board Committees.

         Our board of directors has established an audit committee, a balance-sheet committee, a donation committee and a merger committee, as hereinbelow described.

         Audit committee. The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company's business and approval of related party transactions as required by law. An audit committee must consist of at least three members, and include all of the company's external directors. However, the chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee recommends approval of transactions that are deemed interested party transactions, including directors' compensation and transactions between a company and its controlling shareholder or transactions between a company and another person in which its controlling shareholder has a personal interest.

         In accordance with the Sarbanes-Oxley Act of 2002 and Nasdaq requirements, our audit committee is comprised of three members, all of whom meet the independence and other professional requirements as stipulated by said rules.

         The Nasdaq rules also require that at least one member of the audit committee be a financial expert. Our board of directors has determined that Mr. Tropp qualifies as a financial expert in terms of the Nasdaq requirements.

         Our audit committee operates in accordance with a charter adopted prior to the enactment of the Sarbanes-Oxley Act of 2002. We are currently in the process of updating same by July 31, 2005, so as to comply with Nasdaq requirements.

         Balance-sheet committee. The balance-sheet committee was established to thoroughly peruse the financial statements and discuss certain key issues arising there from, and to recommend the board of directors whether or not to approve our financial statements.

         Donation committee. Our articles of association authorize us to make, from time to time, contributions of reasonable sums for worthy causes, even if such contributions do not fall within our business considerations as referred to in section 11 of the Companies Law, 1999. Our donation committee is authorized to determine, in its discretion, with respect to any contribution, the amount thereof, its purpose, the entity to receive the contribution and any other term or condition relating thereto.

         Merger committee. Our board of directors has recently established an independent committee to consider and discuss with Elscint a possible combination of the two companies in a share-for-share transaction, whereby we would acquire the shares of Elscint we do not already own in exchange for the issuance of our shares. This committee has retained a financial advisor to examine the fairness of the consideration from a financial point of view to its shareholders.

D.       EMPLOYEES

         As of December 31, 2004, EMI employed 22 persons in investment, administration and managerial services, all of whom were employed in Israel. As of December 31, 2004, PC had approximately 218 employees in Eastern Europe. To date, EMI has enjoyed good employee relations and have never experienced labor disputes, strikes or work stoppages.

E.       SHARE OWNERSHIP

         Our Employees and Officers incentive plan.

         On February 21, 2001 our shareholders approved our employees, directors and officers incentive plan, ("Plan"). Under the Plan we may issue our ordinary shares to our employees, directors and officers and companies controlled by us, to employees, directors and officers of Europe-Israel and companies controlled by Europe-Israel, including Elscint The shares are issued to a trustee for the benefit of each recipient.

         The shares were issued at a purchase price of NIS 24.1 per share. The rights of recipients to receive those shares vest over immediate vesting or periods of two or three years after the issuance.

         Under the Plan, each recipient is granted a loan in an amount equal to the full purchase price of the shares to be issued to such recipient. The loans are for a five-year period bearing interest at an annual rate of 6%. The shares issued for the benefit of each recipient serve as sole collateral for the repayment of the loan granted to such recipient (non-recourse) except that the loan will become a recourse loan in the event of payment of the loan prior to the lapse of the 5-year period as a result of transfer or sale of shares issued to such recipient with respect to the interest rate for the portion of shares so sold or transferred.

         As of May 31, 2005 the number of shares issued under the Plan was 584,500 of which 217,547 shares were sold.

         Under the Nasdaq Marketplace rules, foreign private issuers may follow home country practice in lieu of certain Nasdaq corporate governance requirements provided that such foreign private issuer shall submit to the Nasdaq a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws. Nasdaq has in the past required that foreign private issuers shall be granted exemptions from its Marketplace rules before following home country practice. In April 2004 we received an exemption from the Nasdaq Marketplace Rule requiring shareholders approval for an increase in the number of shares available for issuance under the Plan, and increased such number by additional 34,500 shares (which were added to our original issuance of 550,000 shares).

         Issuance of 350,000 Options to EMI's Executive Chairman of the Board

         In September 2001, we granted to Mr. Mordechay Zisser, the executive chairman of our board of directors, options to purchase up to 350,000 ordinary shares of EMI. The shares underlying the options were registered for trade on the TASE, but not on the NASDAQ National Market. The options became exercisable immediately upon the grant thereof and will remain exercisable for a period of three years thereafter. The exercise price of the options was set at NIS 35.7 per share, and was later amended to reflect changes in the exchange rate between the NIS and the U.S. dollar. In December 2002, the Company's shareholders approved an amendment of the exercise price to unlinked NIS 44 per option. The shares underlying the options represented, on the date of the issuance thereof, 1.51% of EMI's issued and outstanding share capital. In December 2002, the Company's shareholders approved an amendment of the exercise price to unlinked NIS 44 per option. In September 2004, the Company's shareholders approved a one-year extension of the exercise period of options granted to Mr. Zisser until September 8, 2005 and amended the exercise price per share of each option to NIS 45.7.

         The options were exercised by Mr. Zisser on February 27, 2005, in consideration for approximately NIS 16.0 million (approximately $3.6 million).

         Elscint's Employees and Officers incentive plan

         At their annual meeting held on October 18, 2001, Elscint's shareholders approved the issuance of 850,000 ordinary shares (the "2001 Plan") to employees and officers of Elscint and its subsidiaries and to employees of Europe-Israel who provide services to the Company. As of May 31, 2005, 802,500 shares (out of which 81,000 shares were subsequently returned to the 2001 Plan and are currently held by a trustee for Elscint benefit under the a subsequent option plan adopted by Elscint in 2003) has been issued at a price per share of NIS 15.65 (the share price on the last trading date prior to the issuance). The rights of the recipients to retain the shares vest over periods of two or three years following the issuance (i.e., 50% or 33% of the shares will become available for purchase at the end of each year). All other terms and conditions of the 2001 Plan are substantially similar to those of our Plan.

      As of May 31, 2005, all of the shares have vested.

      Insightec Share Option Plan.

      InSightec has adopted a number of employees and officers incentive plans, under which, it issued 100,000 options to a director of InSightec who also serves as a director of the Company. Such options are exercisable into ordinary shares of InSightec, at an exercise price of $3.33 per share until May 2010. The allotment was approved by our shareholders. Insightec also granted one of our executive officers options to purchase, at par value, 7,500 ordinary shares according to 2003 Employee Plan, exercisable until May 2010.

      The following table indicates share ownership and percentage in the Company and subsidiaries, of all directors and officers as of the most recent practicable date:

NAME                  Number of Shares      % **      Entity
----                  ----------------      ----      ------
Mordechay Zisser      350,000               1.62      EMI
Shimon Yitzhaki       87,265                *         EMI
                      50,000                *         Elscint
                      100,000               *         Insightec
Rachel Lavine         70,939                *         EMI
                      100,000               *         Elscint
Marc Lavine           46,632                *         EMI
                      50,000                *         Elscint
                      7,500                 *         Insightec

*     Less than 1% of the outstanding Ordinary Shares.

** Does not take into account non-voting or dormant shares of the respective entity.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

      The Company had, as of May 31, 2005, 21,585,926(1) shares outstanding. The following table sets forth certain information as of May 31, 2005, concerning:
(i) persons or entities who, to our knowledge, beneficially own more than 5% of the outstanding ordinary shares of EMI, (ii) the number of ordinary shares of EMI beneficially owned by all officers and directors of EMI as a group, and
(iii) the number of ordinary shares of EMI beneficially held by Elscint:

                 NAME AND ADDRESS                         NUMBER OF SHARES       PERCENT
                 ----------------                         ----------------       -------
Europe-Israel (M.M.S.) Ltd.                                  11,729,102           54.34%
13 Mozes Street
Tel-Aviv, Israel (2)

Bank Leumi (Provident Funds) (3)                              758,041              3.51%
32 Yehuda Halevi Street
Tel-Aviv, Israel

All officers and directors as a group (5 persons) (4)        12,290,938           56.94%

Elscint Limited (5)                                           524,187              0.95%
13 Mozes Street
Tel Aviv, Israel

(1) Such number excludes (i) 2,842,400 Shares held by the Company, which has neither voting nor equity rights and (ii) 318,756 Shares held by, or for the benefit of, Elscint Limited, a subsidiary of the Company, which confer no voting rights (out of a total of 524,187 Shares held by, or for the benefit of, Elscint).

(2) Control Centers is the owner of 100% of the issued and outstanding shares of Europe-Israel. Control Centers is controlled by Mr. Mordechay Zisser, the Executive Chairman of the board of directors of EMI. Mr. Zisser disclaims beneficial ownership of such shares. Mr. Zisser also holds 350,000 shares of EMI, which constitute 1.62% of % of EMI's issued and outstanding shares.

(3)   A decrease of approximately 1,120,796 shares since May 2003.

(4) Includes 11,729,102 shares of EMI held by Europe-Israel, which may be deemed indirectly beneficially owned by Mr. Mordechay Zisser by virtue of his control of Europe-Israel through his control of Control Centers, as described in footnote (2). Mr. Zisser disclaims beneficial ownership of such shares. Also includes 350,000 shares directly held by Mr. Zisser. and 211,838 shares issued to other directors and officers of the Company.

(5) Pursuant to the Israeli Companies Law of 1999 shares of a company held by a subsidiary do not confer any voting rights in respect thereof. Therefore, Elscint as a subsidiary of EMI, only has voting rights in respect of 205,431 shares which it acquired prior to Companies Law becoming effective. The Company holds (through a wholly-owned subsidiary) approximately 61% of Elscint's issued and outstanding shares.


      Except for (i) 318,756 shares held by Elscint; (ii) 2,842,400 Shares held by the Company the shareholders listed above do not have any different voting rights from any other shareholder of EMI. However, by virtue of the fact that Europe-Israel holds more than a majority of the outstanding shares of EMI, it can, in all likelihood, control the direction of EMI at shareholders' meetings where a simple majority vote is required for adoption of proposals.

      As of May 31, 2005, there were approximately 214 holders of record of our ordinary shares with addresses in the United States, holding approximately 8.36% of our issued and outstanding ordinary shares.

B.    RELATED PARTY TRANSACTIONS

      EMI

      LEASE: As and from January 2001, EMI has been leasing office space from Control Centers. The annual rental fees for 2004 were approximately NIS 243,000 (approximately $56,000).

      EXERCISE OF OPTIONS BY EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS. See "Item 6 - Directors, Senior Management and Employees - Share Ownership - Issuance of 350,000 options to EMI's Executive Chairman of the Board."

      TERMS OF EMPLOYMENT OF EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY. In December 2002, the shareholders of the Company approved the terms of employment by the Company of Mr. Zisser in his capacity as the Executive Chairman of the Board of Directors of EMI. In March 2005, our shareholders approved an amendment to the employment agreement whereby the aggregate monthly cost of Mr. Zisser's employment will be increased to NIS 220,000 (approximately US $51,000) (the "Amendment"). The Amendment will take effect retroactively as of January 1, 2005. Except as expressly amended by the Amendment, the remaining terms of the Agreement will remain in effect, mutatis mutandis. Mr. Zisser's salary is being paid by the Company and/or its private subsidiaries and/or private affiliates. Mr. Zisser is also entitled to reimbursement of his expenses incurred in connection with his office as well as to various fringe benefits.

      In addition to the above, the Company shall provide Mr. Zisser with the use of a motor vehicle, of a model and type commensurate with his office, and shall bear all costs and expenses incurred in connection with the use of such vehicle. The Company shall also provide Mr. Zisser with a telephone, facsimile, mobile phone, computer, printer and modem and shall bear all installation costs and all reasonable expenses related thereto.

      The term of Mr. Zisser's employment is for a period of three years commencing August 1, 2002 (the "Effective Date"). Either the Company or Mr. Zisser may terminate the employment by providing the other party with at least six (6) months advanced written notice of its intention to do so.

      ALLOCATION OF COSTS AGREEMENT: At our Annual General Meeting held on February 21, 2001, our shareholders approved an agreement with Europe-Israel and Elscint, retroactively from January 1, 2000 and until December 31, 2002, for the allocation of costs and expenses incurred in connection with services rendered to those companies by their in-house legal, economic and taxation and accounting departments (the "Allocation of Costs Agreement"). Each party to the agreement is entitled to terminate it at the end of each 12-month period by giving a 60-day advance notice to the other parties. The allocation would be carried out so that Europe-Israel bears 35%, while Elscint and EMI each bear 32.5% of such costs. These percentage shares reflect a general estimate of the companies' management of the actual utilization rate of these departments' services by each of the companies based on the actual services provided thereby during the first half of 2000. Should these percentage rates deviate from the actual service rates by more than 10%, the parties will be charged on the basis of the actual cost allocation. In November 2002, the Company's Audit Committee and its Board of Directors approved the extension of the agreement for a three-year term.

      FRAMEWORK RESOLUTION, REGARDING COVERAGE OF OUR CHAIRMAN OF THE BOARD OF DIRECTORS' LIABILITY UNDER OUR GENERAL INSURANCE POLICIES FOR THE COVERAGE OF DIRECTORS' AND OFFICERS' LIABILITY: Pursuant to the Company's shareholders approval on December 24, 2003, following an approval of same by our board of directors and audit committee, of a Framework Resolution

(within the meaning of such term in the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000) the Company's board of directors and audit committee approved, in November 2004, the coverage of Mr. Zisser's liability under a new directors' and officers' insurance policy. The Company's audit committee and board of directors determined that such policy and the coverage of Mr. Zisser's liability thereunder comply with the terms of the Framework Resolution, as detailed below.

      The terms of the Framework Resolution are as follows: the aggregate coverage amount under each directors' and officers' liability insurance policy of the Company and companies under its control (including the aggregate coverage amount of any other company included in such policy) and the annual premium paid for such coverage shall be determined by the audit committee and board of directors, which shall determine that the amounts are reasonable under the circumstances, taking into consideration the Company's exposures and the market conditions, and provided that the rate of the annual additional premium amount to be paid by the Company shall not exceed 30% of the premium paid in the preceding year for the same coverage amount. In addition, the aggregate additional premium to be paid by the Company until December 31, 2008 - the expiration date of this framework resolution -shall not exceed 75% of the basic premium, which is approximately US $248,000. The framework resolution shall be applicable for as long as the aforementioned aggregate coverage amounts will not exceed US $50 million.

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

      APPROVAL OF PURCHASE OF INSURANCE POLICIES FOR THE COVERAGE OF LIABILITY OF OUR DIRECTORS AND OFFICERS INCLUDING AS DIRECTORS OR OFFICERS OF OUR SUBSIDIARIES. In March 2005 the Company's shareholders approved the purchase of a policy for the coverage of the liability of directors and officers of the Company, including as directors or officers of the Company's subsidiaries, for a one-year period beginning on October 31, 2004 and ending on October 31, 2005. Such policy covers a total liability of $40 million per occurrence and during the duration of the policy, which represents the overall directors and officers liability policy covering the directors and officers of Europe-Israel and companies controlled thereby. The premium paid by the Company with respect to this insurance policy was approximately $196,000, representing its share of the total premium of $589,000 paid for the overall policy for Europe-Israel. The coverage of such policy also includes acts and/or omissions performed by previous directors and officers of the Company for a one-year period beginning on October 31, 2004 and ending on October 31, 2005 without any retroactive limitation and subject to the terms of the policy.

      In addition, Europe Israel acquired a "Run off" coverage for itself, Elscint and the Company, up to a limit of $20.0 million beyond the coverage of the $40.0 million included in the additional policies, through September 2006. This insurance covers officers in respect of events occurring prior to May 1999 so long as they where unreported and unknown in May 1999.

      GRANT OF SHARES AND/OR OPTIONS TO OUR DIRECTORS, OFFICERS AND/OR EMPLOYEES pursuant to various employees and officers incentive plans. See - Item 6 -
Share Ownership.

      MANAGEMENT SERVICES. Pursuant to an agreement dated as of August 1, 2001 among EMI, PC, EUBV and Triple-S, Triple-S undertook either itself or through Mr. Shmuel S. Smucha, its controlling shareholder who acted at that time as the President and Chief Executive Officer of PC, to render management services to PC. As consideration for such services, Triple-S received a monthly fee of $40,000. In addition, Mr. Smucha was eligible to receive from PC reimbursement of reasonable living expenses, as well as other customary benefits. Triple-S was entitled to receive from PC a monthly loan of $5,000, bearing market interest rates and repayable no later than December 31, 2004. This agreement terminated on December 31, 2003. Mr. Smucha continued to render services to PC for one additional month, until January 31, 2004. Upon termination of the agreement and Mr. Smucha's services, the parties finalized and settled all open accounts and issues.

      PRIVATE ISSUANCE OF SHARES TO TRIPLE-S HOLDINGS N.V. In March 2004, we issued 623,362 ordinary shares to Triple-S Holdings N.V. (the "Offeree.") pursuant to an agreement, dated February 28, 2001, between the Company, PC, EUBV and the Offeree, an unrelated third party controlled by the then president and CEO of PC (the "Share Issuance Agreement.") Under the Share Issuance Agreement, the Company issued 250,000 Ordinary Shares (the "Original Shares") to the Offeree in exchange for services provided by the Offeree to PC and the Offeree's waiver of certain rights to purchase shares of companies held by PC. In addition, under the terms of the Share Issuance Agreement, the Company undertook, following the lapse of approximately three years from the date of the Share Issuance Agreement (January 15, 2004), to review the market value of the Original Shares. In the event that the market value of the Original Shares would have been lower than $6 million, the Company undertook to pay the Offeree the difference between the calculated market value and $6 million, either by cash or by way of issuance of additional shares of the Company. According to the Company's calculation, the market value of the Original Shares was lower than $6 million. Accordingly, the Company's board of directors approved the payment to the Offeree of the aforementioned difference by way of issuance of the Offered Shares.

      AGREEMENT FOR AVIATION SERVICES. Pursuant to an agreement signed between us and Jet Link Ltd. ("Jet Link"), a wholly-owned subsidiary of Control Centers, we, or our subsidiaries, may utilize the aviation services of Jet Link (both international and in Israel) for our operations for the payment of aviation fees at a 5% discount of Jet Link prices.

      AGREEMENTS FOR THE PROVISION OF COORDINATION, PLANNING AND SUPERVISION SERVICES OVER CONSTRUCTION PROJECTS Companies controlled by the executive chairman of our board of directors, are parties to various agreement with subsidiaries of PC, pursuant to which such entities have agreed to provide services of coordination, planning, execution and supervision over construction projects, to PC's subsidiaries, in consideration for 5% of the actual construction costs of each such project (excluding land acquisition cost, financing costs and general and administrative costs), plus VAT. In addition, PC's subsidiaries will reimburse the said companies, for all reasonable costs incurred in connection with the services rendered thereby, not to exceed a total of $50,000 per project. Such agreements were entered into pursuant to a framework agreement signed by us Control Centers (the parent company of these two companies), which was approved by our shareholders meeting during 2000.

      RELATED PARTY GUARANTEES - We provide from time to time, guarantees to financial institutions or other unrelated parties in connection with undertakings, monetary and others, assumed by our subsidiaries. Details as to material guarantees are provided in "Item 4 - Information on the Company - Recent Developments" - and "Item 5 - Operating and Financial Prospects - Loans".

      GRANTING ADVANCE INDEMNIFICATIONS AND EXEMPTION TO DIRECTORS AND OFFICERS
- Our General Meeting approved in February 21, 2001 the granting of advance indemnification contracts to directors and officers (including in their capacity as officers of the subsidiaries). The total indemnification amount will not exceed the lower of 25% of the Company's shareholders' equity in accordance with the financial statements at the time of indemnification or $40 million, above the amounts to be paid, if at all, by insurance companies under their policies for risks covered by those policies. In addition, the General Meeting approved an exemption for the directors and officers (other than controlling parties) from responsibility for any damage caused by breach of due care towards the Company. A recent amendment to the Companies Law prohibits us to exempt any of director or officer in advance, from their liability towards the company for the breach of its duty of care in distribution as defined in the Companies Law (including distribution of dividend and purchase of the company's shares).

      ELSCINT

      HOTELS AND LEISURE

      In October 2001 an engagement between Bucuresti and Control Centers' wholly owned subsidiary ("CCS"), was approved at an Elscint shareholders' meeting. In accordance with such engagement, CCS is to provide coordination, planning and supervision services with respect to the renovation works of the Bucuresti Hotel complex, for a fee equal to the lower of (i) 5% of total actual costs of the renovation works (excluding general and administrative as well as financing costs); and (ii) 5% of $30 million. The parties are yet to execute a definitive agreement.

      Elscint's consolidated subsidiaries receives, from time to time, aviation services from Jet Link Ltd. (an aviation company controlled by Control Centers) in exchange for a payment based on the latter's price list, net of a discount of 5%.

      THE ARENA

      In May 2002, Elscint's shareholders meeting approved a turn-key agreement by and between S.L.S. Sails Ltd., Elscint's wholly owned subsidiary (which holds the rights in the Arena), or SLS, and a company controlled by Control Center, or CDPM, for the completion of the construction of the Arena in consideration of $
57.7 million. The consideration was determined on the basis of a calculation of the amount of work remaining to be preformed as at February 28, 2002. The consideration is subject to adjustments and reductions in respect of payments made by SLS to third parties sub-contractors, suppliers and consultants from March 1, 2002, up to the commencement of works by CDPM. In June 2003, CDPM assigned its rights and obligations under the agreement to another company controlled by Control Centers, or CCS. The total consideration paid to CCS by SLS (including adjustments which were approved by Elscint's audit committee and Elscint's board of directors subsequent to the assignment date) amounted to NIS
161.8 million. Elscint received from Control Centers a construction performance quality guarantee, in the amount, as of December 31, 2004, of $1.6 million.

      Final approval for completion of construction of the Arena is contingent on the furnishing, to the local municipality, of a bank guarantee to secure payment of certain land betterment tax, in an amount of approximately $1.0 million. Arbitration is currently being held as to this tax liability between Marina Herzliya Limited Partnership Ltd. (a company controlled by Control Centers) and the local municipality. Elscint's management estimates, based on professional opinion that no significant costs will be borne thereby, in respect of this guarantee.

      OTHER

      The Company, Europe Israel and Elscint, are bound by an agreement, the validity of which has been extended through

31 December 2005, for the allocation of costs (direct and indirect) of internal departments within the group. The costs are allocated by and between the parties according to actual attribution thereof. Each party to the agreement may elect to terminate same at the end of each 12-month period, by giving an advance notice to this effect. The abovementioned extension was approved by the audit committee and the board of directors of all parties.

      For information on the participation of the Company, Elscint and Taya (unrelated party) in the Channel 2 Tender, see "Item 4 - Principal Capital Expenditures and Divestitures Currently in Progress".

      Elscint leases office spaces from Control Center (392 square meters) on terms that are no less favorable than terms that might be available to us from unrelated third parties. Mango is expected to lease office spaces from Europe Israel (approximately 250 square meters) on term that are no less favorable than terms that might be available to Mango from unrelated third parties based.

      Elscint's shareholders approved in its General Meeting, an insurance coverage to directors and officers of Elscint and its subsidiaries of up to $40.0 million (for event and for the period) within the framework of a joint insurance policy valid through October 2005 for the Europe Israel group companies. Elscint bears its relative share (33%) of the insurance cost. In addition, Europe Israel acquired a "Run off" coverage for itself, EMI and Elscint, up to a limit of $20.0 million beyond the coverage of the $40.0 million included in the additional policies, through September 2006. This insurance covers officers in respect of events occurring prior to May 1999 so long as they where unreported and unknown in May 1999.

      Elscint's shareholders approved in the General Meeting, the granting of advanced indemnification certificates to officers and directors, including those acting in its subsidiaries. The total indemnity shall not exceed the lower of 25% of the shareholders' equity of Elscint as recorded in the financial statements of Elscint as at the indemnification, or $50.0 million, and all in addition to amounts, if any, which are to be paid by the insurance companies under certain risk policies, as exist from time to time, for causes covered by such indemnification policies. The General Meeting also approved an exemption from liability for any damage caused to Elscint by breach of duty of care by officers and directors.

      Elscint and its investee companies conduct credit, deposit and management of security portfolio transactions with Bank Leumi le Israel, which is an indirect interested party in Elscint. These transactions are conducted in the ordinary course of business and under market terms and conditions that are no less favorable than terms and conditions that might be available to us from unrelated third parties based on commercially available market terms and conditions.

ITEM 8. FINANCIAL INFORMATION

      A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

      See Consolidated Financial Statements included in Item 18.

      B.    SIGNIFICANT CHANGES

      LEGAL PROCEEDINGS

      1. In November 1999, a number of institutional and other investors, holding shares in Elscint, filed a lawsuit in the Haifa District Court against the Company, Elscint, Europe Israel (M.M.S.) Ltd. ("EIL"), Control Centers and others. The plaintiffs also requested the certification of their claim as a class action suit on behalf of all those who had held Elscint shares on September 6, 1999, and continued to do so as at the filing date of the suit (excluding the Company and certain other shareholders). The claim alleges discrimination against Elscint's minority shareholders arising from various transactions or activities carried out by its controlling shareholders and directors, which allegedly caused them financial loss, manifested by the 45% (US$ 100 million) decline in the value of Elscint's shares in the period from February 24, 1999 to the claim's filing date.

      The principal remedy requested in the claim is a court order instructing the Company to carry out a tender offer of Elscint's shares at US$14.0 per share as the former allegedly undertook, in its letter to Elscint of February 1999, or alternatively, to purchase the shares in their possession, at a price to be determined by the Court. As another alternative, the plaintiffs requested the court to issue an injunction prohibiting execution of the September 9, 1999 transactions (acquisition of the hotel operations and the Arena commercial center in the Herzliya Marina, by Elscint, from EIL and Control Centers, respectively) and the refund of all and any amounts paid thereunder. Part of the remedies were requested as a derivative claim on behalf of Elscint.

      Although the Haifa District Court has rejected the class-action request, it was ruled that the plaintiffs may - notwithstanding so rejecting the request for class-action proceedings - pursue their matter. The Court's ruling was appealed by a number of plaintiffs to the Supreme Court. The State Attorney General has filed his opinion on this matter, to the Supreme Court stating the District Court erred in its two legal conclusions when rejecting the request for class-action suit recognition. Accordingly, he believes that the plaintiffs should be allowed to appeal and that the appeal - if filed - should be accepted. The

State Attorney General also stated that, subsequent to the acceptance of this appeal, the class-action motion should be deliberated on the merits thereof and his position on this matter, being in support of the plaintiffs, has been filed to the Supreme Court. In November 2001, the plaintiffs were granted leave to appeal. The Company and the plaintiffs presented their respective pleadings. As of the date of approval of these financial statements, the Court has not yet rendered its decision in the motion for leave to appeal.

      A dispute exists between the parties as to the amount of the court fee deriving from the classification of the remedy sought in the claim. While the plaintiffs defined what they were seeking as declaratory remedy, the defendants maintained that the real remedy being sought in the claim was pecuniary, obligating the plaintiffs to pay a fee that is significantly higher than that which has actually been paid. In August 2001, the Registrar of the Haifa District Court ruled that certain remedies sought were indeed pecuniary, as contended by the defendants, while others were not. The plaintiffs would therefore be required to pay a fee, in respect of the former, of NIS 20.1 million. In September and October 2001, appeals of both parties were filed against the Registrar's decision in the Haifa District Court. In August 2004 the District Court accepted the appeal filed by plaintiffs and dismissed the counter-claim, as filed by the Company and the remaining defendants. Accordingly, the plaintiffs were not required to pay, at this stage, any further fee beyond that which has already been paid.

      Notwithstanding the aforestated, the Court obliged the plaintiffs to furnish an undertaking to supplement the fee amount, should they be so required. The plaintiffs requested postponement of the date for submitting such undertaking until the claims' "procedural framework is decided". The defendants oppose such an extension. The Court's decision is yet to be given in the matter. In October 2004, the Company as well as the other defendants filed a motion for leave to appeal the ruling of August 2004 to the Supreme Court. The defendants petitioned the Supreme Court to set aside the decision of the District Court and to reinstate the decision of the Registrar as to the plaintiffs' obligation to pay court's fees. In accordance with the decision of the Chief Justice of the District Court, the defendants (including the Company) were required to file statements of defense by March 2005. In October 2004, the Company and the other defendants lodged motions for leave to appeal to the Supreme Court, in the framework whereof the Supreme Court was requested to postpone the date for filing defense statements until the derivative action filed on behalf of Elscint is decided or until such time that the motion for leave to appeal in respect of the class-action is resolved. On January 25, 2005, the defendants (including the Company) filed another motion to the Supreme Court, for leave to appeal the decision of the District Court not requiring the filing of a separate motion for and the granting of the Court's approval to the derivative relief. The defendants claim that the filing of a derivative action requires due filing of a motion and receipt of Court approval and as long as same is absent, the claim should not be deliberated and defendants are under no obligation to submit their defense statements. The defendants also requested the Supreme Court to suspend execution of the District Court's decision, ordering the filing of statements of defense, within a fixed period of time. On March 1, 2005, the Supreme Court handed down its decision to grant a provisional stay of execution of the District Court's decision to file a statement of defense.

      Managements of both the Company and Elscint believe - based, inter alia, on legal opinions - that the final outcome of this case cannot be estimated at this stage.

      2. The Company, Elscint and others were served with a claim as well as a motion to recognize same as a class-action, in respect of damage amounting to US$158 million, allegedly caused to the represented class. Underlying the claim is the contention that the Company, through Elscint's board of directors, caused damage to and discriminated against minority shareholders of Elscint. Both parties agreed to postpone the hearing in this case until the Supreme Court hands down a decision on the leave to appeal, as detailed in section (1) above. Management, based on legal advice, is of the opinion that it is not possible at this stage to estimate the outcome of the claim and the motion for class-action recognition.

      3. The Company and its subsidiaries (including Elscint) are parties to several court claims as well as certain other written demands and/or claims, filed against them by third parties (including governmental institutions), some
- without any specified amount, while others - in the aggregate amount of US$
43.0 million, as royalties or compensation for damages allegedly caused as a result of the companies' actions and/or products, which mainly relate to the medical imaging business sold by the Company and Elscint in 1998 and 1999. In respect of certain claims, totaling approximately US$ 7.5 million, managements of the companies estimate, based on legal opinion and/or on past experience, that no significant costs will accrue thereto as a result of said claims exceeding the provisions included in respect thereof in the financial statements, and that such provisions are adequate for covering the costs and resources required to settle the liabilities arising therefrom. Elscint's legal advisers cannot presently determine the outcome of other claims, totaling US$
35.5 million. Elscint's management believes that the prospects for realization of most such claims and demands are remote, based on the time that has elapsed since serving said demand and on the nature thereof. The companies have included in their financial statements provisions that are, as per their discretion based inter alia on specific counsels and past experience, adequate to cover the costs and resources required to settle the liabilities under these claims.

      4.

            a. A criminal investigation carried out against a number of suspects (including former officers in the State Ownership Fund of the Romanian government ("SOF") who were involved in the privatization procedures and the sale of control in Bucuresti Tourism S.A. ("Bucuresti") to a wholly owned Romanian subsidiary of BEA Hotels N.V. ("B.H.") known as "Domino") for certain events relating to the period prior to the acquisition of control in Bucuresti by B.H., culminated in the filing of an indictment against 17 defendants. Such criminal proceedings may have an indirect effect on the validity of the privatization and thereby an indirect effect on Domino's rights in Bucuresti, notwithstanding that Domino was not an accused party under the indictment. The Court has decided to return the indictment to the Prosecution Office for its resubmission, this decision has been appealed by the prosecution. Domino estimates, based on the advice of legal counsel, that the prospects of these proceedings having a material affect on its rights in the Bucuresti shares are remote. Legal counsel based his opinion on the correspondence with A.P.A.P.S (formerly the SOF), attesting that Domino has fulfilled all of its obligations in connection with the privatization process of Bucuresti.

            b. A former shareholder in Domino (the "Shareholder") had terminated a partnership agreement with a third party ("the Plaintiff") regarding the joint investment thereof, in Domino, prior to its acquisition by B.H. Termination was on the grounds of non-compliance by the Plaintiff with material obligations under the partnership agreement. The Plaintiff has filed, as a result, a monetary claim to the Romanian courts against Domino and other defendants, claiming; (i) an amount of US$ 2.5 million, for commissions allegedly due to the Plaintiff under the terms of the partnership agreement, (to which Domino was a party), pertaining to the tender which allowed the acquisition of control in Bucuresti; and (ii) the termination of an agreement with an Israeli bank within the framework of which the shares of Domino in Bucuresti were pledged in favor of such bank as security for the repayment of a loan granted to Domino for the acquisition of such shares. Such former Shareholder provided B.H. with an indemnity against these claims.

            The Court decided to suspend deliberation of the claim, due to the failure by the Plaintiff to fulfill certain procedural obligations set by the Court. Domino estimates, based on legal advice received, that these claims have no legal or contractual basis whatsoever, and the Plaintiff has no legal standing regarding the claims. Accordingly, no provision is included in the financial statements, with respect to these claims.

            c. In the framework of an agreement to establish a joint company owned by Bucuresti and a third party, which was signed prior to the acquisition of Bucuresti by B.H., such third party undertook to invest US$
      27.0 million in the joint company and in consideration Bucuresti undertook to transfer its rights in the Bucuresti Complex to the ownership of the joint company. As a result of the third party's failure to meet its obligations thereunder, Bucuresti has terminated the partnership agreement and filed an application to the Court to liquidate the joint company. This application was approved by the Court, though it may be appealed to a higher instance Court. Bucuresti's rights in and to the hotel may significantly be prejudiced in the event it is obliged to transfer such rights in the Bucuresti Complex to the joint company. B.H.'s management is of the opinion that it is unreasonable that as a result of these proceedings Bucuresti will be obliged to transfer its rights in the Bucuresti Complex to the joint company.

            d. Two claims are pending against Bucuresti, which challenge its ownership in and to its properties (including an appeal relating to the period of the State's ownership of the properties which are the subject of the claim, prior to the sale of Bucuresti's shares to Domino). Although both claims were rejected, appeals were filed, which are expected to be deliberated in 2005.

            e. In addition to the above, certain legal proceedings are being conducted from time to time in Romania within the framework of which it is claimed that resolutions passed at the general meetings of shareholders of Bucuresti were not validly adopted - for procedural reasons only - and are therefore not binding. Some were approved by the Courts, in respect of some Domino has filed appeals, and others were rejected.

            B.H.'s management is of the opinion that the claims are provocative and tendentious and will not significantly affect B.H.'s rights in the shares of Bucuresti and in the Bucuresti Complex.

      5. Elscint was served with a motion filed by a third party seeking an injunction to prohibit Elscint from using the trade name "Arena" for the entertainment and commercial center in the Herzliya Marina, on the grounds of unlawful usage of same, exploitation of goodwill and unfair competition. In the event the plaintiff's contention is upheld, Elscint may suffer certain indirect losses and costs. An application for an interim injunction, prohibiting the use of the trade name "Arena," was dismissed by the court. The Company's legal counsels for this matter are unable to estimate the results of said lawsuit, though they maintain that Elscint has good defense allegations against this claim.

      6. Elscint is a formal party to a claim filed by a number of employees, holding shares of Algotech (sold to a third party in November 2003), against the majority shareholder in Algotech, in the framework of which the Court issued an injunction precluding the transfer of funds from Algotech to that shareholder. No remedies were requested against Elscint and the injunction does not affect the transfer of title to funds which are received as proceeds of the sale. Elscint's management estimates that the claim will not affect its assets.

      7. In March 2005, an action (the "Action") was instituted at the Regional Labor Court in Tel-Aviv-Jaffa by an employee of the EIL group (the "Plaintiff") against Mr. Mordechai Zisser (Chairman of the Company's board of directors), Control Centers and Vectory Investment Company Ltd. (controlling shareholders of the Company), in terms of which, the Court was requested to issue a declaratory order establishing the Plaintiff's entitlement to 14% of the shares of the companies specified in the statement of claim - including shares of the Company, Elscint, Insightec, Gamida, Olive, Easy Run and Vcon - which are directly or indirectly, owned and/or controlled by the defendants and/or by companies under control thereof. The Court was further requested to order the transfer of such 14% to escrow. The Plaintiff also filed, simultaneously, a motion to grant an interim injunction prohibiting the defendants and/or any party on their behalf, from making any change to and/or transfer and/or assignment and/or pledge of and/or disposition in 14% of the shares of those companies detailed in the motion. Underlying the claim is the contention that the Plaintiff's rights under the statement of claim derive from agreements executed by and between the Plaintiff and the defendant companies. On March 27, 2005, the Labor Court dismissed substantially all of the Plaintiff's motion, in determining that the Plaintiff failed to provide evidence establishing: (i) his prima facie right to 14%, as he claimed; (ii) his entitlement to rights in and to companies aside from those directly invested by EIL; (iii) his right to shares in the Company, Elscint, Insightec and Gamida.

      The Court's conclusions are merely in the framework of a provisional proceeding. Nonetheless, Control Centers is of the opinion that this claim, insofar as it relates to the Company and/or to its subsidiaries as included in the claim, is provocative, fundamentally unfounded and groundless (both with respect to the number of the companies in which rights are sought and with respect to the scope of rights claimed) and that it will not materially affect its rights in the Company and its subsidiaries. However, the defendants' legal counsel cannot, at this early stage, estimate the outcome of the claim. Although the Company and its subsidiaries are not parties to the claim, the outcome thereof might indirectly affect the nature and scope of their rights in their investee companies. No adjustments were made in the Company's financial statements in respect of this claim which may be required, should it be sustained, in full or in part.

      ORDINARY COURSE OF BUSINESS

      The Company and its subsidiaries are involved from time to time in litigation arising in the ordinary course of the Company's business. Although the final outcome of each of these cases cannot be estimated at this time, the management of these companies believes, based on legal advice, that the resolution of such litigation will not have a material adverse effect on our financial position.

ITEM 9. THE OFFER AND LISTING

      A. OFFER AND LISTING DETAILS

      The ordinary shares of EMI are quoted on Nasdaq under the symbol "EMITF" and are listed on the Tel-Aviv Stock Exchange (TASE).

      The annual high and low sale prices for our ordinary shares for the five most recent full financial years are:

                                     NASDAQ                     TASE
                                     ------                     ----
YEAR ENDED DECEMBER 31,      HIGH ($)      LOW ($)      HIGH ($)     LOW ($)
-----------------------      --------      -------      --------     -------
         2004                    10          6.92         10.10        7.39
         2003                  7.14          3.70          7.13        4.25
         2002                  7.71          4.50          7.19        4.49
         2001                  6.30          4.23          6.55        4.39
         2000                 13.50        5.1562        13.338       5.596

      The quarterly high and low sale prices for our ordinary shares for the two most recent full financial years and the first subsequent quarter are:

                          NASDAQ                      TASE
                          ------                      ----
                   HIGH ($)     LOW ($)      HIGH ($)      LOW ($)
                   --------     -------      --------      -------
2005
First Quarter       16.21         8.9          15.81         8.97

2004
First Quarter        9.35         6.92         10.06         7.39
Second Quarter       8.61         7.24          8.89         7.72

Third Quarter        9.43         7.28          9.82         7.76
Fourth Quarter         10         7.71         10.10         8.13

2003
First Quarter        5.78         3.70          6.13         4.25
Second Quarter       6.70         5.00          6.84         5.22
Third Quarter        6.76         4.26          6.67         4.46
Fourth Quarter       7.14         4.42          7.13         4.54


      The monthly high and low sale prices for our ordinary shares during the six months of December 2004 through May 2005 were:

MONTH                     NASDAQ                      TASE
-----                     ------                      ----
                  HIGH ($)      LOW ($)      HIGH ($)      LOW ($)
                  --------      -------      --------      -------
May 2005            19.54        15.83         19.25        16.15
April 2005           17.7        14.38         17.29        14.26
March 2005          15.21        13.18         15.19        13.07
February 2005       16.21         9.96         15.81        10.04
January 2005        10.04          8.9         10.16         8.97
December 2004          10          9.2          9.86         9.06

      The closing price of our ordinary shares on Nasdaq on May 31, 2005 was $19.5, and on the TASE was $19.22.

      The closing prices of our ordinary shares listed on the TASE for each of the years 2000 through 2004 have been translated into dollars using the representative rate of exchange of the NIS to the U.S. dollar on the last trading day of each such year as published by the Bank of Israel. The closing prices of our ordinary shares listed on the TASE for all periods during 2005 have been translated into dollars using the representative rate of exchange of the NIS to the U.S. dollar on May 31, 2005 as published by the Bank of Israel.

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

      Pursuant to Section 2 of our memorandum of association, we were formed for the purpose of operating in the development, manufacture, compilation, sale and service of technological and electronic systems in the field of medical imaging and ancillary products. In addition, we are also empowered to operate in any business or matter for profit purposes as shall be determined by the board of directors of the Company from time to time. In addition, our articles of association authorizes us to make, from time to time, contributions of reasonable sums for worthy causes even if such contributions do not fall within our business considerations as referred to in Section 11 of the Companies Law.

      VOTING POWERS OF DIRECTORS

      The Companies Law requires that certain transactions, actions and arrangements be approved as provided for in a company's articles of association and in certain circumstances by the audit committee by the board of directors itself and by the shareholders. The vote required by the audit committee and the board of directors for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting. The Companies Law requires that a member of the board of directors or senior management of the company promptly disclose any personal interest that he or she may have (either directly or by way of any corporation in which he or she is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager) and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction (that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or is likely to have a material impact on the company's profitability, assets or liabilities), the member of the board of directors or senior management also must disclose any personal interest held by his or her spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing.

      In most circumstances, the Companies Law restricts directors or officers who have a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee from being present at such meeting, participating in the discussions or voting on any such matter. However, should majority of directors have such a personal interest in a proposed transaction, then and in such an event, where an independent quorum is absent, the transaction shall be brought to the approval of the Company's shareholders.

      In accordance with our articles of association, the directors may, from time to time, at their discretion, raise or borrow or secure the payment of any sum or sums of money for the purposes of the Company. The directors may secure the repayment of such sum or sums in such manner and upon such terms and conditions in all respects as they think fit, and in particular by the issue of debentures or debenture stock of the Company charged upon all or any part of the property of the Company (both present and future) including its uncalled capital for the time being.

      Neither our memorandum or our articles of association, nor the laws of the State of Israel require retirement or non-retirement of directors at a certain age, or share ownership for director's qualification, nor do they contain any restriction on directors' borrowing powers.

      Our Articles of Association provide that the board of directors may delegate all of its powers to such committees of the board of directors as it deems appropriate, subject to the provisions of the Companies Law. See "Item 6. Directors, Senior Management and Employees - 6C. Board Practices."

      FIDUCIARY DUTY AND DUTY OF CARE OF AN OFFICE HOLDER

      The Companies Law codifies the duties an Office Holder owes to the company. An "Office Holder" is defined in the Companies Law as a director, general manager, general business manager, executive vice president, vice president, any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title and other managers directly subordinate to the general manager. The Office Holder's principal duties to the company are a duty of care and a fiduciary duty to act in good faith for the Company's benefit as detailed in the Companies Law.

      The Companies Law requires that an Office Holder or a controlling shareholder of a public company disclose to the Company any personal interest that he or she may have, including all related material facts or documents in connection with any existing or proposed transaction by the Company. The disclosure must be made without delay and no later than the first board of directors meeting at which the transaction is first discussed.

      APPROVAL OF CERTAIN TRANSACTIONS

      Under the Companies Law, certain transactions, including those which qualify as extraordinary (as therein defined), those with interested parties or directors or officers of the Company, as well as engagement terms of directors, including insurance, exemption and indemnification and engagement terms of such director in other positions, require the approval of the audit committee, the board of directors and in certain circumstances the shareholders of the Company, by an ordinary or a special majority, as applicable.

      RIGHTS ATTACHED TO SHARES

      Our registered share capital consists of a single class of 50,000,000 ordinary shares, par value NIS 1 per share, of which 24,747,082 ordinary shares were issued and outstanding as of June 20, 2005. Such number includes (i) 2,842,400 shares held by us or for our benefit which do not have any voting or equity right as long as they are so held; and (ii) 318,756 shares held by Elscint, which do not confer any voting rights, out of a total of 524,187 shares held by Elscint. See - "Item 7. A - Major Shareholders".

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

      As the Nasdaq Marketplace Rules provide for a quorum to be not less that 33.33% of the outstanding shares of the Company's common voting stock, our independent counsels have informed Nasdaq our practice is not prohibited under our home country's law.

      RIGHTS TO THE COMPANY'S PROFITS

      Our shareholders have the rights to share in our profits distributed as a dividend and any other permitted distribution.

      RIGHTS IN THE EVENT OF LIQUIDATION AND WINDING UP

      If the Company shall be wound up voluntarily, the liquidators may, with the sanction of the majority of shareholders at the general meeting, divide among the members in specie any part of the assets of the Company, and may, with the like sanction, vest any part of the assets of the Company in trustees upon such trusts for the benefit of the members as the liquidators with the like sanction shall think fit.

      CHANGING RIGHTS ATTACHED TO SHARES

      If at any time the share capital of the Company is divided into different classes of shares, then, unless otherwise provided for by the terms of issuance of that class of shares, in order to change the rights attached to any class of shares, the consent in writing of the holders of the majority of the issued shares of the affected class must be obtained, or at a separate meeting of the shareholders of that class of shares convened for such purpose must adopt a resolution to change such rights.

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

      ANNUAL AND EXTRAORDINARY MEETINGS

      In accordance with the Companies Law, the board of directors must convene an annual meeting of shareholders at least once every calendar year, and no later than within fifteen months from the last annual meeting. Notice of at least 21 days prior to the date of the meeting is required. An extraordinary meeting may be convened by the board of directors, either at its discretion or upon a demand of (i) any two directors or 25% of the serving directors; or (ii) one shareholder or more holding in the aggregate at least 5% of our issued capital and at least 1% of the voting rights in the Company or one shareholder or more holding at least 5% of the voting rights in the Company. An extraordinary meeting must be held not more than 35 days from the publication date of the announcement of the meeting.

      LIMITATIONS ON THE RIGHTS TO OWN SECURITIES

      Our memorandum and articles of association do not restrict in any way the ownership of our shares by non-residents of Israel and neither the memorandum or articles of association nor Israeli law restricts the voting rights of non-residents of Israel, except that under Israeli law, any transfer or issue of shares of the Company to a resident of an enemy state of Israel is prohibited and shall have no effect, unless authorized by the Israeli Minister of Finance.

      CHANGES TO OUR CAPITAL

      Changes to our capital are subject to the approval of our shareholders at a general meeting by an ordinary majority unless such change affects also the of association, in which case such change shall require approval of 75% of the shareholders present and entitled to vote at a meeting

      OWNERSHIP THRESHOLD

      Pursuant to the Israeli Securities Law, every major shareholder, a term broadly defined and includes each shareholder holding more than 5% of the company's share capital or of its voting rights, must disclose to the Company any change in its holdings.

      An offer of securities to a shareholder who holds more than 5% of the Company's outstanding share capital or voting rights, or to a party that will become, as a result of the issuance, a holder of more than 5% of the Company's outstanding share capital or voting rights, requires approval of the board of directors and the approval of the shareholders of the Company.

      ANTI TAKE OVER PROVISIONS

      The Companies Law prohibits the purchase of our shares in the event the purchaser's holding following such purchase increase above certain percentages without conducting a tender offer, and all as determined by the Companies Law.

      AMENDMENT OF ARTICLES OF ASSOCIATION

      Any amendment to our Articles requires the approval of our shareholders by an ordinary majority.

      C.    MATERIAL CONTRACTS

      The following is a list of material agreements entered into by EMI, Elscint or any of their subsidiaries during the last two years prior to the filing of this annual report:

EMI

      Winning a privatization tender for the acquisition of the controlling interest in a Hungarian company that owns real estate in Budapest - See "Item 4
- Information On The Company - Recent Developments".

      Long-term loan Agreement between the Company and its subsidiary and an Israeli bank - See "Item 5 - Operating And Financial Review And Prospects - Loans".

      Agreement for the sale of 12 commercial and entertainment malls to Klepierre - See "Item 4 - Information On The Company - Recent Developments."

      Agreement for an Investment of an additional US$ 21 million in InSightec - See "Item 4 - Information On The Company - Highlights of 2004".

      Agreement for the Sale of 4 Operational Shopping and Entertainment Centers in Hungary to Dawnay Day - See "Item 4 - Information On The Company - Recent Developments".

      Agreement for the acquisition by Plaza Centers of the remaining 50% in the Sadyba commercial and entertainment mall - See "Item 4 - Information On The Company - Recent Developments".

      Heads of Terms for the sale of 4 Operational Shopping and Entertainment Centers in Poland and 4 additional Centers Under Development in Poland and the Czech Republic to Klepierre, in addition to an option to acquire an additional center under development in Poland, subject to certain conditions, subject to consummation - See "Item 4 - information On The Company - Recent Developments".

      ELSCINT

      Most of Elscint's operating hotels have appointed Park Plaza as its management company. Park Plaza owns the franchise to the "Park Plaza" brand name in the Benelux countries, the United Kingdom, various countries in Eastern Europe, South Africa and a number of countries in the Middle East. Park Plaza is responsible for the operation of the hotels, including the supervision of the local management and staff. Local management is employed by the respective company owning the hotel and not by Park Plaza, although Park Plaza does render hiring services.

      Each of Elscint's wholly-owned subsidiaries and jointly controlled subsidiaries owning the Victoria, Utrecht, Astrid, Sherlock Holmes and Victoria London hotels has entered into a restated management agreement with Park Plaza, the principal provisions of which include:

      1. Payment to Park Plaza of an annual incentive fee of 7% of the gross operating profit (as defined in the applicable agreement) of the hotel ("Incentive Fee").

      2. Payment to Park Plaza of an annual base fee of 2% of the gross hotel room revenues ("Annual Base Fee"), plus reimbursement of advertising expenses, office expenses (at a fixed amount) and other expenses incurred by Park Plaza in carrying out its duties of up to 3% of the aforementioned gross operating profit.

      3. Management agreements valid for an initial fifteen year period, and renewable automatically for an additional period of ten years, subject to the right of either party to terminate the agreement by giving twelve months advance notice (or six months advance notice in the event that Elscint decides on early termination of the management agreement). If any of the hotel-owning companies should decide on early termination of the management agreement, then it would be required to pay to Park Plaza an amount equal to the Incentive Fee, the Annual Base Fee and the Franchise Fee (as defined below) for the year immediately preceding the date of that sale. In the event the company holding the Victoria hotel (Amsterdam) sells the hotel or should the control of the hotel be transferred to third party, Elscint is also required to pay 2.5% of any gain derived from the sale of the hotel.

      4. In consideration for monthly royalties of up to 1.5% of the gross hotel-room revenues ("Franchise Fee"), Elscint's hotels may use the brand name "Park Plaza", certain Park Plaza trademarks, Park Plaza's international marketing network and international booking center, Park Plaza's marketing and advertising material, Park Plaza's international hotel conferences, Park Plaza's assistance in planning, developing and applying its methods with respect to the hotels, training of staff and senior management of the hotels, and inclusion in the list of Park Plaza hotels worldwide. Elscint designs and refurbishes its hotels in order to comply with Park Plaza's operational standards.

      5. No formal agreement has been signed as of May 31, 2004 with Park Plaza in respect of the management of the Sandton hotel in South Africa, although Park Plaza manages the hotel on a de facto basis on the same terms and conditions as the remaining operational hotels.

      6. The management agreement with Park Plaza in respect of the Shaw Park Plaza hotel in London has been terminated by mutual agreement following the long term lease of the property to an unrelated third party. In addition, a consulting agreement previously entered into with Park Plaza pertaining to the operation of the Bucuresti hotel in Bucharest, Romania, has also been expired in the year ended December 31, 2002.

      7. On terms substantially similar to the foregoing, a management agreement was signed with Park Plaza in respect of the Riverbank hotel on January 1, 2004.

      For information regarding the Asset Purchase and Sale Agreement dated November 13, 2002 by and among Elscint

Ltd., Sanmina - Sci Corporation and Sanmina-Sci Israel Medical Systems Ltd. for the sale of the Company's factory in Ma'alot, see "Item 4 - Information on the Company - Principal Capital Expenditures And Divestitures - Elscint."

      For information regarding the Lease Agreement dated January 6, 2003 between Euston Road Hotel Limited and Accor SA for a long term lease of the hotel property located on Euston Road in London, England (previously Bernard Shaw Park Plaza) for a period of 25 years, see "Item 4 - Information on the Company - The Current Businesses of EMI And Elscint."

      For information regarding the Agreement between CDPM and SLS for the completion of the work at the Arena, see "Item 7 - Related Party Transactions - EMI."

      For information regarding the management agreements with the Rezidor Group regarding the future management of the "Ballet Institute" (which will be operated under the "Regent" trade name) and the Bucuresti Hotel in Bucharest (which will be operated under the "Radisson SAS" trade name), see "Item 4 - Information on the Company - Recent Developments - Elscint".

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

      E.    TAXATION

      Following is a discussion of certain tax laws that may be material to our shareholders, all as in effect as of the date of this report and all of which are subject to changes, possibly on a retroactive basis, to the extent that such laws are still subject to judicial or administrative interpretation in the future. This discussion is not intended, and should not be construed, as legal or professional tax advice and does not cover all possible tax considerations. For further information as to taxes that apply to us and our subsidiaries - see
Note 15 to the consolidated financial statements included in Item 18 below.

      WE ENCOURAGE EACH INVESTOR TO CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE ISRAELI, U.S. FEDERAL, STATE, AND LOCAL, AND FOREIGN TAX LAWS AND POSSIBLE CHANGES IN SUCH TAX LAWS.

      TAXATION IN ISRAEL

In general, the corporate tax rate applicable to companies in Israel in 2004 is 35% which will gradually decrease in the coming years to a 30% tax rate in 2007 and thereafter.

      TAXATION UNDER INFLATIONARY CONDITIONS

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

      TAX REFORM IN ISRAEL

      As of January 1, 2003, statutory provisions came into force, concerning, among other things, tax reform in Israel, in connection with:

            (1) (i) Taxation of profits of foreign resident companies regarded as Controlled Foreign Companies ("CFC"), if: (i) its shares or its rights on it are not listed in a stock exchange, however if they are partly listed, then less than 30% of the shares or of the rights of the company were offered to the public(ii) most of their revenues are passive, as defined by law, or most of their profits derive from passive revenues, (iii) the tax rate applying to their passive profits in their country of residence does not exceed 20%, and (iv) over 50% of the means of control in them are held, directly or indirectly, by Israeli residents or more than 40% of one of its means of control are held by Israeli residents, who together with a relative of one of them hold more than 50% of one or more of its means of control, or an Israeli resident has the right to prevent adoption of substantive management decisions in it. In accordance with the statutory provisions, a controlling shareholder, which is an Israeli resident holds more than 10% in the company's means of control, in such companies that have unpaid profits, as defined by law, will be deemed to have received his relative proportion in these profits as a dividend (hereinafter: "deemed dividend").

            (ii) Taxation of a dividend received in Israel, originating in profits generated or accrued outside Israel, as well as a dividend originating outside Israel.

                  A deemed dividend and/or the distribution of dividends, as stated, will be subject to a tax rate of 25%, or, upon election by the company and provided certain conditions are met, the income from which the dividend was distributed may be subject to tax at the corporate tax rate (for instance, 34% in 2004) less taxes paid abroad in respect of these profits (including under certain circumstances taxes paid by a company held by the distributing company), as the case may be.

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

      CAPITAL GAINS TAX ON SALES OF OUR ORDINARY SHARES

      Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a double tax convention concluded between Israel and the shareholder's country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is equal to the increase in the purchase price of the relevant asset attributable solely to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

      Prior to the tax reform, sales of our ordinary shares by individuals were generally exempt from Israeli capital gains tax so long as (i) our ordinary shares were quoted on Nasdaq or listed on a stock exchange in a country appearing on a list approved by the Controller of Foreign Currency and (ii) we qualified as an Industrial Company.

      Pursuant to the tax reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in companies (i) publicly traded on the Tel Aviv Stock Exchange ("TASE") or; (ii) (subject to a necessary determination by the Israeli Minister of Finance) Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel. This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses and does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustment Law; or
(iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price(however, if a calculation based on the latter request, in converse to the first calculation, constitutes a loss, this loss cannot be offset against future profit).

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

      TAXATION OF NON-RESIDENTS

      Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax at the rate of 25% is withheld at source, unless a reduced rate is provided in double tax convention concluded between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%; provided, however, that under the Investment Law, dividends generated by an Approved Enterprise are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise paid to a U.S. company holding 10% or more of our ordinary shares in the 12 month period preceding the distribution of such dividends, are taxed at a rate of 12.5%.

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

      TAXATION OF DIVIDENDS DISTRIBUTIONS

       On distributions of dividends to Israeli individuals, income tax at the rate of 25% is withheld while a distributions to an Israeli companies is tax-exempt. Dividend distributions from Approved Enterprises earnings is subject to 15% tax withheld at source to both Israeli individuals and Israeli companies, if the dividend is distributed during the tax exemption period or within a specified period. In addition a company that distributed dividends out of income that was tax exempt according to the

Investment Law would be subject to company tax in the year the dividend is distributed in respect of the amount distributed at the rate that would have been applicable had the company not elected the tax-exempt course (generally 25%).

      LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

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

      In the event of a distribution of tax-exempt earnings such as dividend, as aforestated, the distributing company would be subject to tax of up to 25%. In the event of a distribution of earning of an AE as dividends, recipient will be subject to tax of up to 15%.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

     Subject to the limitations described herein, this discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder. A U.S. holder is a holder of our ordinary shares who is:

      - an individual citizen or resident of the U.S. for U.S. federal income tax purposes;

      - a corporation or partnership (or another entity taxable as a corporation or partnership for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof;

      - an estate, the income of which may be included in the gross income for U.S. federal income tax purposes regardless of its source; or

      - a trust (i) if, in general, a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or
            (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

     Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. holder and considers only U.S. holders that will own the ordinary shares as capital assets.

     This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder's particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, tax-exempt organizations, financial institutions and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who are, or hold the ordinary shares through, a partnership or other pass-through entity is not considered, nor is the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

     EACH HOLDER OF OUR ORDINARY SHARES IS ADVISED TO CONSULT HIS OR HER TAX ADVISOR WITH RESPECT TO THE SPECIFIC U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES TO HIM OR HER OF PURCHASING, HOLDING OR DISPOSING OF OUR ORDINARY SHARES.

TAXATION OF DISTRIBUTIONS ON ORDINARY SHARES

     Subject to the discussion below under "Tax Consequences if We are a Passive Foreign Investment Company," a distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld as described above under "Taxation of Non-Residents." Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of "qualified dividend income." Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a "passive foreign investment company" (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

     Dividends paid by us in NIS will be included in the income of U.S. holders at the dollar amount of the dividend (including any Israeli taxes withheld therefrom), based upon the spot rate of exchange in effect on the date the distribution is included in income. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

     Subject to the limitations set forth in the Code and the Treasury regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us will be foreign source "passive income" for U.S. foreign tax credit purposes or, in the case of a financial services entity, "financial services income" (and, for the years beginning after 2006, as "general category income"). U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the Israeli income tax withheld if they itemize deductions. The rules relating to foreign tax credits are complex, and U.S. holders should consult their tax advisors to determine whether and to what extent they would be entitled to this credit. A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period. Distributions of current or accumulated earnings and profits will be foreign source passive income for U.S. foreign tax credit purposes.

TAXATION OF THE DISPOSITION OF ORDINARY SHARES

     Subject to the discussion below under "Tax Consequences if We are a Passive Foreign Investment Company," upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder's tax basis in the ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition and is eligible for a maximum 15% rate of taxation for individuals. Capital gain from the sale, exchange or other disposition of ordinary shares held for one year or less is short-term capital gain and taxed at a maximum rate of 35%. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

     The "QEF" regime applies if the U.S. holder elects to treat us as a "qualified electing fund" ("QEF") for the first taxable year in which the U.S. holder owns our ordinary shares or in which we are a PFIC, whichever is later, and if we comply with certain reporting requirements. If the QEF regime applies, then each year that we are a PFIC such U.S. holder will include in its gross income a proportionate share of the our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing U.S. holder for its taxable year in which our taxable year ends, whether or not such amounts are actually distributed to the U.S. holder. A U.S. holder's basis in our ordinary shares for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income. Generally, a QEF election allows an electing U.S. holder to treat any gain realized on the disposition of its ordinary shares as capital gain.

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

     We believe that in 2004 we were not a PFIC. Nor were we a PFIC in prior years. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the Internal Revenue Service on our status as a PFIC. In addition, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2005 or in a future year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes or to "mark to market" the ordinary shares or to become subject to the "excess distribution" regime.

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

F.    DIVIDENDS AND PAYING AGENTS

      Not applicable.

G.    STATEMENT BY EXPERTS

      Not applicable.

H.    DOCUMENTS ON DISPLAY

      EMI is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, EMI files annual reports with and furnishes other information to the SEC. These materials, including this annual report and the exhibits hereto, may be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. Additionally, copies of the materials may be obtained from the SEC's website at http://www.sec.gov.

I.    SUBSIDIARY INFORMATION

      Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS.

1.    EXCHANGE RATE EXPOSURE

     (a)    Operations:

          The main transactions and balances (including long-term bank loans) of companies in our hotel division, in our commercial and entertainment mall division and in our image guided treatment activities, which are measured as autonomous entities, are denominated or linked to the functional currency of each company. As of December 31, 2004 and for the year then ended, our hotel and/or mall divisions did not have any significant exchange rate exposure, except for the hotel division's operations in Romania and except for the first quarter activities of the commercial and entertainment mall division (see Note 2A.(3)(iii) to the enclosed financial statements included in Item 18 - "Financial Statements").

          Significant changes in the exchange rate between certain currencies in a given territory (mainly, Euro, GBP, Lei and dollar) is likely affect the respective prices of hotel services in our hotel division, for overseas customers. Such changes may result in a gap between price levels of services paid in different countries. As a result, the revenue might decrease and the revenues mix between geographic segments may also vary as a result of these currency fluctuations.

     (b)    Monetary assets (liabilities), net:

          The functional currency of our holding companies in Israel, is the NIS while the same of our holding subsidiaries which operate in the Netherlands - is the Euro. We have monetary assets and monetary liabilities in substantial amounts, denominated in or linked to the U.S. dollar, and are therefore exposed to a substantial fluctuations thereof. We do not actively hedge against fluctuations of the NIS and/or the Euro in relation to the U.S. dollar.

     (c)    Net investment value of foreign investees:

          As for the translation method of our foreign autonomous entities to their holding Company's functional currency and the changes therein during 2004 - see Note 2A.(3)(i) to our financial statements.

          Our exposure to fluctuations in exchange rates of foreign currencies, in respect of inter-company balances (see table I below), is reflected only by the value of the net investment in the autonomous entities (capital and shareholders' loans with a nature of investments). A decrease/increase in the value of foreign currencies of the autonomous investees in relation to their holding companies' functional currency, may therefore have a negative/ positive impact on our shareholders' equity. In order to mitigate our exposure to the effect of frequent fluctuations in the exchange rate of these currencies, as mentioned above, some of our bank loans that have been obtained, mainly to finance investments in foreign subsidiaries in our hotels division, in the same currency of the investee's functional currency.

          At the end of May 2005 we have exercised our right to convert the linkage currency of certain bank loans (NIS 89.0 million ($20.0 million) - obtained by a Netherlands company's loans, and NIS 157.0 million ($36.0 million) - obtained by an Israeli company's loans), which serve as financial sources in the malls' division, from U.S. dollar into Euro, which is the functional currency of most of our investees in that division. See also Table I - Foreign Currency Risks, footnotes (8) and (9), below.

     In addition, our exposure to the foregoing fluctuations has an impact on the extent of the assets, liabilities and operations of the autonomous companies, as reflected in our financial statements, and on the date-to-date and period-to-period comparison of our financial statements.

     Further details about our foreign currency exposure, as of December 31, 2004 - are set forth in Table I below.

2.    RATE OF INFLATION

     As for the accounting principle regarding the adjustment of financial statements to the inflation and for the changes therein, commencing January 1, 2004 - see Note 2A.1. to our financial statements.

     Fluctuations in the rate of inflation may impact labor costs in circumstances where labor contracts are linked to domestic CPI, whether by mandatory rules or by union agreements. An increase in inflation could also result in an increase in the cost of our variable rate borrowings. Failure to adjust revenues of companies (especially in the hotel division) with the rate of inflation may result in a decrease in operating profits. This potential loss will be more clearly reflected as we had changed, commencing January 2004, our reporting method to the nominal basis (instead of adjusted basis). However, most of our leases, in the commercial centers' and Arena's businesses, contain provisions designed to partially mitigate the adverse impact of inflation. Most of our leases contain effective annual rent escalations (that are, indexed based on the Consumer Price Index or other related indices). A portion of the lease agreements include conditions enabling us to receive percentage rents based on a tenant's gross sales above predetermined levels, which sales generally increase as prices rise. Accordingly, we do not believe that our earnings or cash flows from real estate operations (in the commercial centers' and Arena's businesses) are subject to a significant economic risk of inflation (see also 8 below).

3.    INTEREST RATE RISKS

     Part of the credit and the deposits are obtained at or invested at fixed interest rates while most of the credit and deposits are obtained at or invested at variable rates (see Table III below). Changes in short term interest rates in the countries in which we operate will affect our results of operations and our future cash flows. In general, we do not actively hedge against the impact of the interest rate risks on our net monetary assets/liabilities. We limit, in certain cases, a part of these risks by using derivative financial instruments to manage or hedge interest rate risk, especially, on long term bank loans (see Note 23A. to our financial statements).

     We are also subject to the risk of increases in long-term variable interest rates that may occur over a period of several years. This may affect our discount rate applicable to our assets and consequently may decrease the overall value of our real estate.

     Short-term interest rates influence, directly and indirectly, the business atmosphere, which is itself a significant factor in the commercial and leisure industries, due to high interest rate depress corporate spending on which our businesses highly depends.

4.    CREDIT RISKS

     Cash, cash equivalents and bank deposits are maintained with reputable banks. In the commercial centers business and in the hotel division, services and sales are rendered to a large numbers of customers and we are not significantly exposed to credit risks arising from dependence on any single customer. In relation to anchor tenants, see "Item 3 - Key Information - Risk Factors - Risk Relating to the Commercial and Entertainment Malls Business".

     The balance of long term receivables as of December 31, 2004 includes (i) accrued income in the amount of NIS 11.1 million ($2.6 million), in respect of an asset's long term lease agreement (Note 8A. to the consolidated financial statements), mainly, due to recognition of revenue received from operating lease fees, which are received gradually, by the straight line method over the term of the lease; and (ii) two loans in the aggregate amount of NIS 21.5 million ($5.0 million) which were granted by us to the Management Company in the framework of an option agreement to acquire

     33% of the Park Plaza chain in Europe (See Notes 8A.(2)(i) and 17A.(2) to our financial statements. Realization of these debts substantially depends on the financial stability of the debtors in the long run.

     See also "Item 3 - Key Information - Risk Factors".

5.    MARKETABLE AND EQUITY SECURITIES

     For information on the or composition of the short and long-term investment portfolio - see Note 4 and Note 9 to the financial statements included in
     Item 18. Such investments are exposed to market-price fluctuation.

6.    VENTURE CAPITAL INVESTMENTS

     For information on exposures relating to venture capital investments, see "Item 3 - Risk Factors - Risks relating to EMI's holdings in venture capital operations and Elscint's investments in bio-technology companies."

7.    RENT INCOME FROM COMMERCIAL AND ENTERTAINMENT MALLS

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

8.    LAND AND REAL ESTATE RATES

     Some of our real estate properties are subject to leases of land or buildings. Annual payments for those leasehold properties are linked to various real estate indexes. Strength in the real estate market may influence the level of those indexes and result in increasing annual payments. However, we are generally able to offset higher rental fees paid by us with greater revenues from our tenants.

9.    FINANCIAL INSTRUMENTS

     From time to time, throughout the reported year, we engage in the trading of derivative and other financial instruments for hedging and speculative purposes. The results of such activities and the value of the trading instruments are affected by the changes and volatility in foreign exchange rates and interest rates and equity indices. Changes in Israeli and global foreign exchange rates, interest rates and equity indices may significantly affect our financial results and our assets, liabilities, equity capital and cash flow, as a result of the aforementioned trading activity.

     The highest balance of open positions of derivatives for currency sale and purchase during 2004, was NIS 1,330 million ($308 million). Subsequent to such date the maximum balance of open positions totaled NIS 715 million ($160 million).

     It should be noted that due to the high volatility of global financial markets, foreign exchange, interest rate and equity trading involve significant risks, mainly in the short term.

     For currency transactions outstanding as at December 31, 2004, see Table II
     - Derivative contracts on foreign exchange rates below.

10.   FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's and its subsidiaries' financial instruments include monetary assets (cash and cash equivalents, short and long-term deposits, trade accounts receivable, marketable securities as well as other receivables and current account) and monetary liabilities (short-term credits, long-term liabilities, trade accounts payable as well as payables and other credit balances). Due to the nature of the financial instruments included in working capital, their fair values approximate those presented in the balance sheet.

     The fair value of long term trade accounts receivable, deposits and other long-term liabilities is ordinarily based on the present value of future receipts and payments, discounted by the interest rate applicable to our lending or borrowing activities under similar terms as of the balance sheet date, and it is not materially different from what is presented in the financial statements.

     For information on the presentation of long-term balances not under market conditions - see Note 2J to the financial statements included in Item 18.

     Derivative financial instruments that have an active market were valued based on market value.

     The assets included among long term investments or that are stated as treasury stock, for which market value differ from their carrying amount, are as follows:

                                             Carrying amount     Market value
                                             ---------------     --------------------------
                                                      December 31, 2004       June 27, 2005
                                             --------------------------       -------------
                                                              NIS (in millions)
                                             ----------------------------------------------
    Elbit - treasury stock (see Note 18A. and
     B(iv), to the financial statements)            162.4        133.5(1)      197.5(1)

    Elscint (See Note 9 B.(1), to the
     financial statements.)                         445.5        184.1(2)      303.1(2)

    Bucuresti (See Note 9.B(4)(c), to the
     financial statements.)                         234.0         23.4(3)       25.6(3)(5)

    Vcon (See Note 9 A.(3), to the financial
     statements.)                                    14.7         16.4(4)        9.0(4)


 (1)  Shares are traded on the Tel Aviv Stock Exchange and in the NASDAQ.

 (2)  Shares are traded on the New York stock exchange, ("NYSE").

 (3)  Shares are traded on the Bucharest stock exchange, in Romania ("RASDAQ").

 (4)  Shares are traded on the "Nouveau Marche" stock exchange, in France.

 (5)  Market price as of May 31, 2005.

TABLE I - FOREIGN CURRENCY RISKS

The table below provides information as at December 31, 2004 regarding our financial assets and liabilities (including - inter company balances) denominated or linked to foreign currencies :

NIS (IN MILLIONS)

                                                          BRITISH                                            RECONCILIATION
                                                           POUND                     ROMANIAN LEI                FOR
FUNCTIONAL CURRENCY                 ISRAELI SHEKELS(NIS)  STERLING (L)    EURO (E)       (ROL)    OTHERS(1)  CONSOLIDATION   TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Linkage Currency (2)                   $      E      L         E          $     L      E     $
------------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents             174     16      -        -          4     -      -     -      152           -            346
Short term deposits and investments   137      -      -        -          4     -      -     2      135           -            278
Trade accounts receivable and
  other debit balances                  1      -      -        -         20     -      -     -      114         (30)           105
                                     -----------------------------------------------------------------------------------------------
                                      312     16      -        -         28     -      -     2      401         (30)           729
                                     -----------------------------------------------------------------------------------------------
LONG TERM INVESTMENTS AND
  RECEIVABLES:
Deposits, debentures, loans and
  receivables                           3      -      -        -         22     -      -     -       78          11            114
Investments in investees and other
  companies:
    Shares                             20    279      -        -         (1)  (58)     -     -     (210)         42             72
    Loans                             524    374    114        -        237   133      -     -      810      (2,192)             -
Assets related to discontinuing
  operations                           (1)     5      -        -          -     -      -     -       11           -             15
                                     -----------------------------------------------------------------------------------------------
                                      546    658    114        -        258    75      -     -      689      (2,139)           201
                                     -----------------------------------------------------------------------------------------------
TOTAL ASSETS                          858    674    114        -        286    75      -     2    1,090      (2,169)           930
                                     ===============================================================================================

CURRENT LIABILITIES:

Short term credits                    139      2      1        -         19     -      2   119      104         151            537
Trade accounts payable and other
  credit balances                      16      6      3        -         15     -      -     1      234         (17)           258
                                     -----------------------------------------------------------------------------------------------
                                      155      8      4        -         34     -      2   120      338         134            795
                                     -----------------------------------------------------------------------------------------------
LONG TERM LIABILITIES:
Long term liabilities:
    Group companies                    73      -      -      164        650   129     89     -    1,064      (2,169)             -
    Others                            460    206(3)  85(3)     -        127     -      -     -    1,659        (118)         2,419
Liabilities related to
  discontinuing operations             66      6      -        -          -     -      -     -        -           -             72
                                     -----------------------------------------------------------------------------------------------
                                      599    212     85      164        777   129     89     -    2,723      (2,287)         2,491
                                     -----------------------------------------------------------------------------------------------

                                     -----------------------------------------------------------------------------------------------
TOTAL LIABILITIES                     754    220     89      164        811   129     91   120    3,061      (2,153)         3,286
                                     -----------------------------------------------------------------------------------------------
TOTAL ASSETS LESS TOTAL
  LIABILITIES (4)                     104    454     25     (164)      (525)  (54)   (91) (118)  (1,971)        (16)        (2,356)
                                     ===============================================================================================

FOOTNOTES:

(1) Includes mainly, unlinked balances of financial assets (liabilities) and linkage currencies which total financial assets or financial liabilities that are denominated therein or linked thereto, do not exceed 5% of total financial assets or financial liabilities, respectively (on a consolidated basis).

(2) As for investments in investees' shares - "linkage currency" means the functional currency of each investee. As for loans to investees with nature of investment - "linkage currency" means the currency that the loan is denominated in or linked to.

(3) Primarily loans from financing an investment in an autonomous investee taken in the functional currency of the investee (for hedging, qualified hedges for accounting purposes). The effect of the exchange rates on these loans are charged directly to shareholders equity and not to the statements of operations.

(4)   Comprised as follows (5):

                                                          BRITISH                                          RECONCILIATION
                                                           POUND                    ROMANIAN LEI                 FOR
       FUNCTIONAL CURRENCY         ISRAELI SHEKELS (NIS)  STERLING(L)   EURO (E)        (ROL)     OTHERS(1) CONSOLIDATION   TOTAL
       ---------------------------------------------------------------------------------------------------------------------------
       Linkage Currency (2)           $      E      L        E          $       L     E      $
       ---------------------------------------------------------------------------------------------------------------------------
       Net monetary items (6)       (367)  (199)   (89)       -        (111)     -    (2)  (118) (1,507)        (35)       (2,428)
       Intercompany balances
         (loans with nature of
         investment) (7)             451    374    114     (164)       (413)     4   (89)     -    (254)        (23)            -
       Investment in investees'
         shares (7)                   20    279      -        -          (1)   (58)    -      -    (210)         42            72
                                   -----------------------------------------------------------------------------------------------
                                     104    454     25     (164)       (525)   (54)  (91)  (118) (1,971)        (16)       (2,356)
                                   ===============================================================================================

(5) The above table includes items of Elscint (63.73% owned by the Company), as follows:

                                                          BRITISH                                          RECONCILIATION
                                                           POUND                    ROMANIAN LEI                 FOR
       FUNCTIONAL CURRENCY         ISRAELI SHEKELS (NIS)  STERLING(L)   EURO (E)        (ROL)     OTHERS(1) CONSOLIDATION   TOTAL
       ---------------------------------------------------------------------------------------------------------------------------
       Linkage Currency (2)           $      E      L        E          $       L     E      $
       ---------------------------------------------------------------------------------------------------------------------------
       Net monetary items (6)       (114)  (198)   (89)       -         22      -    (2)  (118)     (827)          -       (1,326)
       Intercompany balances
         (loans with nature of
         investment) (7)             433    336    114     (164)      (433)     4   (89)     -      (201)          -            -
       Investment in investees'
         shares (7)                   18   (278)     -        -          -    (58)    -      -        15         344           41
                                   -----------------------------------------------------------------------------------------------
                                     337   (140)    25     (164)      (411)   (54)  (91)  (118)   (1,013)        344       (1,285)
                                   ===============================================================================================

(6) The impact of exchange rates exposure, on net monetary items, is charged directly to the statements of operations.

(7) The impact of exchange rates exposure on these items is charged directly to the shareholders equity and not to the statements of operations.

(8)    Exchange rates:

                                                               BRITISH
                                                                POUND                  1,000 ROMANIAN LEI
       FUNCTIONAL CURRENCY           ISRAELI SHEKELS (NIS)    STERLING (L)  EURO (E)          (ROL)
       ---------------------------------------------------------------------------------------------------
       Linkage Currency               $        E        L          E           $         $           E
       ---------------------------------------------------------------------------------------------------
       May 31, 2005                 4.416    5.442    8.031      0.678       0.812      29.28       36.22
                                   =======================================================================

       December 31, 2004            4.308    5.877    8.308      0.704       0.732      29.07       39.66
                                   =======================================================================

       December 31, 2003            4.379    5.533    7.849      0.705       0.795      32.60       41.12
                                   =======================================================================

(9)    Changes in the exchange rates (%)

                                                               BRITISH
                                                                POUND                  1,000 ROMANIAN LEI
       FUNCTIONAL CURRENCY           ISRAELI SHEKELS (NIS)    STERLING (L)  EURO (E)          (ROL)
       ---------------------------------------------------------------------------------------------------
       Linkage Currency               $        E        L          E           $         $           E
       ---------------------------------------------------------------------------------------------------
       May 31, 2005                  2.51    (7.40)   (3.33)     (3.69)      10.93       0.72       (8.67)
                                   =======================================================================

       December 31, 2004            (1.62)    6.21     5.85      (0.07)      (7.87)    (10.82)      (3.54)
                                   =======================================================================

       December 31, 2003            (7.56)   11.33     2.83       8.17      (16.53)     (2.70)      17.75
                                   =======================================================================


TABLE II - DERIVATIVE CONTRACTS ON FOREIGN EXCHANGE RATES

The following presents a summary of the currency transactions outstanding at December 31, 2004:

(1) As for loans denominated in foreign currency obtained for the purpose of accounting hedging - see comment (3) to Table 1 above.

(2) Swap transaction - in order to hedge the risk on variable interest rate on long-term loans - see Note 23A. to our financial statements.

TABLE III - INTEREST RISKS

The following table presents a summary of balances classified according to interest rate, at December 31, 2004:

1.     LONG TERM LOANS AND DEPOSITS - (IN MILLIONS NIS)

                                                                         REPAYMENT YEARS
                                                 --------------------------------------------------------------
       FUNCTIONAL   LINKAGE                        1       2      3      4      5 AND       NOT YET      TOTAL
       CURRENCY     CURRENCY    INTEREST RATE %                               THEREAFTER  DETERMINED
       --------------------------------------------------------------------------------------------------------
       EURO         US Dollar         (1)                  7                                  16           23

       EURO         EURO             1.5-2                                        44                       44

       EURO         EURO               -                                          6                         6

       GB Pound     GB Pound           -                                          11                       11

       EURO         EURO            1.95-4.9               1                                   8            9

       EURO         Hungarian         1.5                                         10                       10
                    Forint

       EURO         Polish
                    Zloty             3-4                                         7                         7

       NIS          US Dollar   Libor + 1.5- 2.0   2       1      1      -                     1            5

       NIS          NIS                -          18                                                       18
                                                 --------------------------------------------------------------
                                                  20       9      1      -        78          25          133
                                                 ==============================================================

       (1)    See Note 8A.(2)(i) to our financial statements.

2.       LONG TERM LOANS - (IN MILLIONS NIS)

                                                                                    REPAYMENT YEARS
                                                                 ----------------------------------------------------------
       FUNCTIONAL   LINKAGE                          AVERAGE                                              6 AND
       CURRENCY     CURRENCY    INTEREST RATE %  INTEREST RATE %   1       2       3       4      5    THEREAFTER    TOTAL
       --------------------------------------------------------------------------------------------------------------------
       EURO         EURO        5.1(1)                5.1          2       1       3       4     201        -         211

       EURO         USD         Libor 1.6+3.35       3-4.8        14     14(2)    14      14      14       59         129


       EURO         EURO        Euribor +
                                1.35-2.35           2.5-3.5       65      46      40      42      42       467        702

       UK Pound     UK Pound
       Sterling     Sterling    5.8(1)                5.8          1       1       1       2      2        145        152

       UK Pound     UK Pound
       Sterling     Sterling    Libor + 1.4-1.65      6.3          7    200(2)    13      13      13       219        465

       NIS          US Dollar   Libor + 2.5-3.35    4.2-5.1       63    272(2)    19      19      19       60         452

       NIS          EURO        Euribur + 2.85        5.1          -    206(2)     -       -      -         -         206

                    UK Pound
       NIS          Sterling    Libor + 2.85          7.8          -     85(2)     -       -      -         -          85

       SA  Rand     SA  Rand    Prime-1               10.5         -       -       -       -      -         5          5

       NIS          NIS         Prime+2.2             7.5          -       9       -       -      -         -          9
                                                                 ----------------------------------------------------------
                                                                  152     834     90      94     291       955       2,416
                                                                 ==========================================================

      (1) The interest rates on these loans have been fixed by swap transactions.

      (2)    See Note 14D&E&F to our financial statements.

3. SHORT TERM CASH AND DEPOSITS - see notes 3 and 4 to our financial statements.

4. SHORT TERM LOANS - see note 12 to our financial statements.



ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

         (a) Disclosure Controls and Procedures.

         Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2004, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC's rules and forms.

         B) Internal Control Over Financial Reporting.

                  Not Applicable.

         C) Attestation Report of the registered public accounting firm.

                   Not Applicable.

         D) Changes in Internal Control Over Financial Reporting. There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) identified with the evaluation thereof that occurred during 2004, that has materially affected, or is reasonably likely to materially affect our internal controls over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

         Our Board of Directors has determined that Mr. Zvi Tropp is an "audit committee financial expert" as defined in Item 16A of the instructions to Form 20-F.

ITEM 16B. CODE OF ETHICS

         Our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, as well as all other directors, officers and employees are bound by a Code of Ethics and Business Conduct. Our Code of Ethics was filed as an exhibit to our Form 20F for the year ended December 31, 2003. We will provide any person, without charge, upon request, a copy of such code. Any person so requesting a copy is required to submit such request to the Corporate Secretary at 13 Mozes St., Tel-Aviv, Israel, 67442 and provide a mailing address for such person.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

         Brightman Almagor & Co., a firm of certified public accountants in Israel and a member firm of Deloitte Touche Tohmatsu have served as our independent public accountants for the fiscal year ended December 31, 2004, for which audited financial statements appear in this annual report on Form 20-F.

         A)       AUDIT FEES

         The aggregate fees billed for professional services constituting Audit Fees, rendered to us by Brightman Almagor & Co., in 2003 and 2004 were $377,000 and $ 482,000, respectively.

         B)       AUDIT RELATED FEES

         We did not receive from our Principal Accountants any assurance or services related to the audit and review of our financial statements in 2003 or 2004.

         C)       TAX FEES

         The aggregate fees billed for professional services constituting Tax Fees, rendered to us by Brightman Almagor & Co., in 2003 and 2004 were $47,000 and $66,000, respectively. Such services related to tax consulting services provided to us.

         D)       ALL OTHER FEES

         We did not receive from Brightman Almagor & Co., any other products or services, other than the services disclosed above, in 2003 and 2004.

         E)       PRE-APPROVAL POLICIES AND PROCEDURES

         Our Audit Committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company. The audit committee's specific responsibilities in carrying out its oversight role include the approval of all audit and non-audit services to be provided by the external auditor and quarterly review the firm's non-audit services and related fees. These services may include audit services, audit-related services, tax services and other services, as described above. The audit committee approves in advance the particular services or categories of services to be provided to the Company during the following yearly period and also sets forth a specific budget for such audit and non-audit services. Additional services may be pre-approved by the audit committee on an individual basis during the year.

         None of Audit-related Fees, Tax Fees or Other Fees provided to us by Brightman Almagor & Co., were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by Section 10A of the Securities Act of 1934.

         F)       PERCENTAGE

         Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

                  Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED
          PURCHASERS

   Period                 (a) Total            (b) Average          (c) Total            (d) Maximum
                       number of shares     price paid per       number of shares     number (or
                       purchased            share                purchased as part    approximately
                                                                 of publicly          dollar value) of
                                                                 announced plans or   shares that may
                                                                 programs             yet be purchased
                                                                                      under the plans
                                                                                      or programs
   December 2004          2,800,000            $ 11.4              --                   --

In December 2004 we invited our shareholders to tender up to an aggregate of 2,800,000 of our ordinary shares at a cash price of $11.40 per share (subject to taxes) upon the terms and subject to the conditions set forth in all documents related and published by us in connection thereof. We have purchased pursuant to terms of such tender offer a total of 2,800,00 of our ordinary shares which constitute approximately 11.50% of our issued and outstanding share capital (approximately 11.65% of the voting rights).

ITEM 17. FINANCIAL STATEMENTS.

         In lieu of responding to this item, we have responded to Item 18 of this annual report.

ITEM 18. FINANCIAL STATEMENTS.

The information required by this item is set beginning on page F-1 of this annual report.

                                    PART III

ITEM 19. EXHIBITS

               Exhibits.

1.1(1)         Memorandum of Association of the Company.
1.2(1)         Articles of Association of the Company.
1.3(2)#        Notice dated March 4, 2001, sent by the Registrant to the Israeli
               Companies Registrar with respect to an amendment to the Articles of Association.
4.2(3)         Loan facility agreement dated January 22, 2002 between OVAG, MKB and OPT banks, Amanati Ltd., Duna Plaza Kft. Sopron Plaza Kft.
               and Plaza Centers Europe BV with respect to a credit facility in the amount of Euro 82.9 million.
4.3(2)#        Loan facility agreement dated September 27, 2000, between the
               Registrant and Bank Hapoalim BM with respect to a $150 million line of credit.
4.4(2)         Loan Agreement dated March 1, 2001, between Krakow Plaza
               Sp.z.o.o. and OVAG with respect to a credit facility in the amount of $35 million.
4.5(4)         Loan agreement among, inter alia, Depfa Bank AG, Victoria Hotel
               C.V. and Utrecht Victoria Hotel B.V. dated March 24, 1999.

4.6(4)         Hotel management agreement between Euston Road Hotel Operators
               Ltd. and Park Plaza Europe Ltd. dated December 1997.
4.7(4)         Management agreement between Victoria Hotel C.V. and Park Plaza
               Hotel Europe, Ltd. (previously Prestige Hotels International
               Ltd.) dated October 4, 1993.
4.8(4)         Management support and sub-license agreement between Astrid Park
               Plaza N.V. and Park Plaza Hotels Europe Ltd. dated April 15,
               1997.
4.9(5)         Loan agreement dated December 21, 2000 with Bank Hapoalim B.M.
               with respect to the financing of the Victoria Park Plaza Hotel.
4.10(5)#       Loan facility agreement dated October 23, 2000 between Elscint and Bank Hapoalim BM with respect to a $110 million line of credit.
4.11(5)#       Development agreement dated December 17, 2000 between Elscint and the Israeli Land Administration with respect to the Monfort
               Project.
4.12(6)#       Agreement dated April 14, 2002 between SLS Sails Ltd. and
               C.D.P.M. Kft. for the completion of the construction works of
               Elscint's commercial and entertainment center in Herzlia.
4.13*          Framework Transaction Agreement, dated as of July 30, 2004, by and among Klepierre S.A., Klepierre Hongrie S.A.S., LP7 S.A.S.
               and Segece, as Buyers, and Plaza Centers (Europe) B.V., Elbit
               Ultrasound Netherlands B.V., Szeged 2002 Kft., and Plaza Centers
               Management B.V., as Vendors.
4.14*          Transaction Agreement, dated January 31, 2005, Plantridge
               Limited, as Purchaser, Plaza Centers (Europe) B.V., Elbit
               Ultrasound Netherlands B.V., and Amanati Limited, as Vendors.
8.1*           List of subsidiaries. (Incorporated by reference to "Item 4 -
               Information on the Company - Organizational Structure")
10.1*          Consent of Brightman Almagor & Co.
10.2*          Consent of KPMG Hungaria Kft.
10.3*          Consent of Kost, Forer Gabbay & Kasierer
11.1(7)        Code of Ethics and Business Conduct
12.1*          Certificate of the Principal Executive Officer and Principal
               Accounting Officer pursuant to Section 302 of the Sarbanes Oxley
               Act of 2002
13.1*          Certificate of the Principal Executive Officer and Principal
               Accounting Officer pursuant to Section 906 of the Sarbanes Oxley
               Act of 2002

----------
(1) Previously filed as an Exhibit to EMI's Annual Report on Form 20-F, File No. 0-28996, filed with the Securities and Exchange Commission on November 22, 1996 and incorporated by reference herein.
(2) Previously filed as an exhibit to EMI's Annual Report on Form 20-F for the year ended December 31, 2000, File No. 0-28996, filed with the Securities and Exchange Commission on July 16, 2001 and incorporated by reference herein.
(3) Previously filed as an exhibit to EMI's Annual Report on Form 20-F for the year ended December 31, 2001, File No. 0-28996, filed with the Securities and Exchange Commission on July 1, 2002 and incorporated by reference herein.
(4) Previously filed as an Exhibit to Elscint's Annual Report on Form 20-F for the year ended December 31, 1999, File No. 2-44872, filed with the Securities and Exchange Commission on June 2, 2000, and incorporated by reference herein.
(5) Previously filed as an Exhibit to Elscint's Annual Report on Form 20-F for the year ended December 31, 2000, File No. 2-44872, filed with the Securities and Exchange Commission on July 10, 2001 and incorporated by reference herein.
(6) Previously filed as an exhibit to Elscint's Annual Report on Form 20-F for the year ended December 31, 2001, File No. 2-44872, filed with the Securities and Exchange Commission on June 28, 2002 and incorporated by reference herein.
(7) Previously filed as an exhibit to EMI's Annual Report on Form 20-F for the year ended December 31, 2003, File No. 0-28996, filed with the Securities and Exchange Commission on June 30, 2004 and incorporated by reference herein.

*  Filed herewith.
#  Translation from Hebrew.

                                   SIGNATURES

         The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to hereby sign this annual report on its behalf.

                                         Elbit Medical Imaging Ltd.

                                         By: /s/ Shimon Yitzhaki
                                            ------------------------------------
                                              Name:     Shimon Yitzhaki
                                              Title:    President

Date:  June 30, 2005

                           ELBIT MEDICAL IMAGING LTD.
                       CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF DECEMBER 31, 2004
--------------------------------------------------------------------------------



                  CONTENTS                                       PAGE
                                                                 ----
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM       F-2 - F-2A

CONSOLIDATED FINANCIAL STATEMENTS:

  Balance sheets                                              F-3 - F-4

  Statements of operations                                       F-5

  Statements of changes in shareholders' equity               F-6 - F-7

  Statements of cash flows                                    F-8 - F-10

  Notes to the consolidated financial statements             F-11 - F-117

  Appendix                                                      F-118

(DELOITTE LETTERHEAD)


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF

ELBIT MEDICAL IMAGING LTD.


We have audited the accompanying consolidated balance sheets of Elbit Medical Imaging Ltd. and its subsidiaries ("the Company"), as of December 31, 2004 and 2003, and the related consolidated statements of operations, statements of changes in shareholders' equity, and the consolidated statements of cash flows, for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, whose assets included in consolidation constitute 37% and 48% of the total consolidated assets, as of December 31, 2004 and 2003, respectively, and whose revenues included in consolidation constitute 44%, 50% and 46% of total continuing and discontinuing consolidated revenues for the years ended December 31, 2004, 2003 and 2002, respectively. We also did not audit the financial statements of affiliates accounted for by use of the equity method. The Company's equity of NIS 33 million and NIS 24 million in those affiliates' net assets as of December 31, 2004 and 2003, respectively, and of NIS 4 million, NIS 7 million and NIS 7 million in those affiliates' net loss for each of the three years ended December 31, 2004, respectively, are included in the accompanying financial statements. The financial statements of those companies prepared in accordance with International Financial Reporting Standards or in accordance with accounting principles generally accepted in the United States of America or in accordance with accounting principles generally accepted in Israel, as applicable, were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to amounts included for those companies, on such basis of accounting, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements (including the Company's conversion of amounts in the financial statements of subsidiaries and affiliates, prepared in accordance with International Financial Reporting Standards or accounting principles generally accepted in the United States of America or accounting principles generally accepted in Israel to amounts in accordance with generally accepted accounting principles in Israel and in the United States of America). An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

(DELOITTE LETTERHEAD)

In our opinion, based on our audits and on the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Elbit Medical Imaging Ltd. and its subsidiaries as of December 31, 2004 and 2003, and the consolidated results of operations and cash flows, for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.

As described in Note 2, the financial statements as of December 31, 2004 and for the year then ended are presented in reported amounts, in accordance with accounting standards of the Israeli Accounting Standards Board. The financial statements for the years through December 31, 2003 are presented in values adjusted until that date, based on the changes in the general purchasing power of the Israeli currency, in conformity with pronouncements of the Institute of Certified Public Accountants in Israel.

As described in Note 17B, claims have been filed against Group companies. For some of those claims petitions have been filed for certification as class actions.

Our audits also comprehended the translation of New Israeli Shekel amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2A(1). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.


BRIGHTMAN ALMAGOR & CO.

CERTIFIED PUBLIC ACCOUNTANTS

A MEMBER FIRM OF DELOITTE TOUCHE TOHMATSU



Tel-Aviv (Israel), March 31, 2005

                                      F-2A

                           ELBIT MEDICAL IMAGING LTD.
                           CONSOLIDATED BALANCE SHEETS

                                                                         DECEMBER 31
                                                                         -----------
                                                               2004            2003           2004
                                                              REPORTED        ADJUSTED       REPORTED
                                                              --------        --------       --------
                                                                                           CONVENIENCE
                                                                                           TRANSLATION
                                                                                           -----------
                                                    NOTE         (IN THOUSAND NIS)           US$'000
                                                    ----         -----------------           -------
CURRENT ASSETS
Cash and cash equivalents                           (3)        345,745         163,476        80,256
Short-term deposits and investments                 (4)        278,021         291,031        64,536
Trade accounts receivable                           (5)         39,102          42,437         9,077
Receivables and other debit balances                (6)         66,140          75,835        15,353
Inventories                                         (7)          7,331           4,688         1,702
                                                             ---------       ---------     ---------
                                                               736,339         577,467       170,924
                                                             ---------       ---------     ---------
LONG-TERM INVESTMENTS AND RECEIVABLES
Long-term deposits, debentures, loans
  and long-term receivables                         (8)        113,785         110,846        26,412
Investments in investees and other companies        (9)         71,608         107,561        16,622
                                                             ---------       ---------     ---------
                                                               185,393         218,407        43,034
                                                             ---------       ---------     ---------

FIXED ASSETS                                        (10)     3,527,988       4,629,675       818,938
                                                             ---------       ---------     ---------

OTHER ASSETS AND DEFERRED EXPENSES                  (11)        55,859          85,798        12,966
                                                             ---------       ---------     ---------

ASSETS RELATED TO DISCONTINUING OPERATION           (22)        14,700          16,228         3,412
                                                             ---------       ---------     ---------
                                                             4,520,279       5,527,575     1,049,274
                                                             =========       =========     =========

         The accompanying notes to the financial statements constitute an integral part thereof.

                           ELBIT MEDICAL IMAGING LTD.
                           CONSOLIDATED BALANCE SHEETS


                                                                                      DECEMBER 31
                                                                        ---------------------------------------
                                                                          2004            2003           2004
                                                                          ----            ----           ----
                                                                        REPORTED        ADJUSTED       REPORTED
                                                                        --------        --------       --------
                                                                                                     CONVENIENCE
                                                                                                     TRANSLATION
                                                                                                     -----------
                                                            NOTE         (IN THOUSAND NIS)             US$'000
                                                            ----         -----------------             -------
CURRENT LIABILITIES
Short-term credits                                          (12)          536,937         917,809        124,637
Suppliers and service providers                                            74,358          88,580         17,260
Payables and other credit balances                          (13)          183,446         172,026         42,582
                                                                        ---------       ---------        -------
                                                                          794,741       1,178,415        184,479
                                                                        ---------       ---------        -------

LONG-TERM LIABILITIES                                       (14)        2,418,897       2,841,106        561,489
                                                                        ---------       ---------        -------

LIABILITIES RELATED TO DISCONTINUING OPERATION              (22)           71,986          82,802         16,710
                                                                        ---------       ---------        -------

MINORITY INTEREST                                                         430,687         471,606         99,974
                                                                        ---------       ---------        -------

COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS           (17)

SHAREHOLDERS' EQUITY                                        (18)          803,968         953,646        186,622
                                                                        ---------       ---------        -------
                                                                        4,520,279       5,527,575      1,049,274
                                                                        =========       =========      =========

        -------------------------               ------------------------------
             MORDECHAI ZISSER                            SHIMON ITZCHAKY
                CHAIRMAN OF                             CEO AND MEMBER OF
           THE BOARD OF DIRECTORS                     THE BOARD OF DIRECTORS

Approved by the Board of Directors on March 31, 2005.

         The accompanying notes to the financial statements constitute an integral part thereof.

                           ELBIT MEDICAL IMAGING LTD.
                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                             YEAR ENDED DECEMBER 31
                                                                             ----------------------
                                                               2004          2003           2002           2004
                                                               ----          ----           ----           ----
                                                             REPORTED               ADJUSTED              REPORTED
                                                             --------               --------              --------
                                                                                                        CONVENIENCE
                                                                                                        TRANSLATION
                                                                                                        -----------
                                                    NOTE               (IN THOUSAND NIS)                  US$'000
                                                    ----               -----------------                  -------
                                                                (EXCEPT FOR EARNINGS-PER-SHARE DATA)
REVENUES

Commercial center operations                                  311,893       347,056        279,776         72,398
Hotels operations and management                   (19a)      218,365       189,205        206,679         50,688
Sale of medical systems                                        44,049            --             --         10,225
Lease of assets                                                13,238        13,495             --          3,073
Long-term project                                                  --            --          1,509             --
                                                              -------      --------        -------        -------
                                                              587,545       549,756        487,964        136,384
                                                              -------      --------        -------        -------
COSTS OF REVENUES
Commercial center operations                       (19b)      199,780       192,916        150,005         46,374
Hotels operations and management                   (19c)      201,094       177,690        193,686         46,679
Sale of medical systems                            (19d)        9,834            --             --          2,283
Lease of assets                                    (19e)        3,175         3,510             --            737
Long-term project                                                  --            --          1,392             --
                                                              -------      --------        -------        -------
                                                              413,883       374,116        345,083         96,073
                                                              -------      --------        -------        -------
GROSS PROFIT                                                  173,662       175,640        142,881         40,311

Project initiation expenses                                     2,371         8,839         16,630            550
Research and development expenses, net             (19f)       38,158        43,719         28,454          8,857
Marketing and selling expenses                     (19g)       43,075        30,969         28,052          9,999
General and administrative expenses                (19h)       92,536        87,035         88,020         21,480
                                                              -------      --------        -------        -------
                                                              176,140       170,562        161,156         40,886
                                                              -------      --------        -------        -------
OPERATING PROFIT (LOSS) BEFORE FINANCIAL
  EXPENSES, NET                                                (2,478)        5,078        (18,275)          (575)
Financial expenses, net                            (19i)      (53,569)     (211,821)        (5,440)       (12,435)
                                                              -------      --------        -------        -------
OPERATING LOSS AFTER FINANCIAL EXPENSES, NET                  (56,047)     (206,743)       (23,715)       (13,010)
Other income, net                                  (19j)       96,908        34,652          9,504         22,495
                                                              -------      --------        -------        -------
PROFIT (LOSS) BEFORE INCOME TAXES                              40,861      (172,091)       (14,211)         9,485
Income taxes (tax benefits)                         (16)       15,804       (20,217)        21,711          3,669
                                                              -------      --------        -------        -------
PROFIT (LOSS) AFTER INCOME TAXES                               25,057      (151,874)       (35,922)         5,816
Share in results of associated companies, net                 (15,968)      (20,951)        (2,906)        (3,707)
Minority interest in results of subsidiaries,
  net                                                          27,448        48,671         24,490          6,372
                                                              -------      --------        -------        -------
PROFIT (LOSS) FROM CONTINUING OPERATION                        36,537      (124,154)       (14,338)         8,481
Profit from discontinuing operation, net            (22)        6,810        12,073         54,752          1,581
                                                              -------      --------        -------        -------
NET INCOME (LOSS)                                              43,347      (112,081)        40,414         10,062
                                                              =======      ========        =======        =======
EARNINGS (LOSS) PER SHARE - (IN NIS)                (19k)
Basic earnings (loss) per share:
  From continuing operation                                      1.59        (5.56)          (0.64)          0.37
  From discontinuing operation                                   0.30         0.54            2.45           0.07
                                                              -------      --------        -------        -------
  Basic earnings (loss) per share                                1.89        (5.02)           1.81           0.44
                                                              =======      ========        =======        =======
Diluted earnings (loss) per share                                1.84        (5.02)           1.77           0.43
                                                              =======      ========        =======        =======

         The accompanying notes to the financial statements constitute an integral part thereof.

                           ELBIT MEDICAL IMAGING LTD.
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                               DIVIDEND
                                                                                                               DECLARED
                                               CUMULATIVE                                         LOANS TO      AFTER
                                                 FOREIGN                                         EMPLOYEES     BALANCE
                                                 CURRENCY                                        TO ACQUIRE      SHEET
                           SHARE    CAPITAL    TRANSLATION    RETAINED      GROSS     TREASURY     COMPANY       DATE
                          CAPITAL   RESERVES   ADJUSTMENTS    EARNINGS     AMOUNT       STOCK       SHARES       (**)        TOTAL
                          -------   --------   -----------    --------     ------       -----       ------       ----        -----
                                                                 (IN THOUSAND NIS)
BALANCE -
  JANUARY 1, 2002
  (ADJUSTED AMOUNTS)       33,026    466,103       31,706      441,051      971,886     (40,291)    (14,831)                916,764

Net profit for the year                                         40,414       40,414                                          40,414
Differences from
  translation of
  autonomous foreign
  entities' financial
  statements (*)                                  104,042                   104,042                                         104,042
Options exercise                2         50                                     52                                              52
Erosion of employee
  loans                                 (387)                      263         (124)                    388                     264
                          -------   --------   ----------     --------     --------    --------     -------     -------    --------
BALANCE -
  DECEMBER 31, 2002
  (ADJUSTED AMOUNTS)       33,028    465,766      135,748      481,728    1,116,270     (40,291)    (14,443)              1,061,536
Loss for the year                                             (112,081)    (112,081)                                       (112,081)
Differences from
  translation of
  autonomous foreign
  entities' financial
  statements (*)                                    4,191                     4,191                                           4,191
Erosion of employee
  loans                                1,073                                  1,073                  (1,073)                     --
                          -------   --------   ----------     --------     --------    --------     -------     -------    --------
BALANCE -
  DECEMBER 31, 2003
  (ADJUSTED AMOUNTS)       33,028    466,839      139,939      369,647    1,009,453     (40,291)    (15,516)                953,646
Net profit for the year                                         43,347       43,347                                          43,347
Allotment of shares
  (Note 18b(ii))              623     18,283                                 18,906                                          18,906
Differences from
  translation of
  autonomous foreign
  entities' financial
  statements (*)                                  (89,321)                  (89,321)                                        (89,321)
Self-purchase of
  Company's shares
  (Note 18b(iv))                                                                       (138,519)                           (138,519)
Sale of treasury stock
  (Note 18b(iii))                     (2,725)                                (2,725)     16,427                              13,702
Employee shares
  premium (including
  erosion of employee
  shares)                              1,821                                  1,821                     386                   2,207
Declared dividend
  (March 2005) (**)                                           (159,503)    (159,503)                            159,503
                          -------   --------   ----------     --------     --------    --------     -------     -------    --------
BALANCE -
  DECEMBER 31, 2004
  (REPORTED AMOUNTS)       33,651    484,218       50,618      253,491      821,978    (162,383)    (15,130)    159,503     803,968
                          =======   ========   ==========    =========     ========    ========     =======     =======    ========

(*) as to realization of capital reserves from foreign currency translation adjustments - see Note 19j. below.

(**)     as to dividend declared on February 7, 2005 - see Note 18d. below

         The accompanying notes to the financial statements constitute an integral part thereof.

                           ELBIT MEDICAL IMAGING LTD.
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                             DIVIDEND
                                               CUMULATIVE                                       LOANS TO     DECLARED
                                                FOREIGN                                         EMPLOYEES      AFTER
                                                CURRENCY                                        TO ACQUIRE    BALANCE
                           SHARE    CAPITAL   TRANSLATION    RETAINED    GROSS     TREASURY      COMPANY       SHEET
                          CAPITAL  RESERVES   ADJUSTMENTS    EARNINGS    AMOUNT      STOCK        SHARES     DATE (**)       TOTAL
                          -------  --------   -----------    --------    ------      -----        ------     ---------       -----
                                                                CONVENIENCE TRANSLATION INTO US$'000
BALANCE -
  DECEMBER 31, 2003
  (ADJUSTED AMOUNTS)       7,667    108,365       32,483       85,805    234,320       (9,352)     (3,602)                  221,366
Net profit for the year                                        10,062     10,062                                             10,062
Allotment of shares
  (Note 18b(ii))             145      4,244                                4,389                                              4,389
Differences from
  translation of
  autonomous foreign
  entities' financial
  statements (*)                                 (20,734)                (20,734)                                           (20,734)
Self-purchase of
  Company's shares
  (Note 18b(iv))                                                                      (32,154)                              (32,154)
Sale of treasury stock
  (Note 18b(iii))                      (633)                                (633)       3,813                                 3,180
Employee shares
  premium (including
  erosion of employee
  shares)                               423                                  423                       90                       513
Declared dividend
  (March 2005) (**)                                           (37,025)   (37,025)                               37,025           --
                          ------   --------   ----------     --------    -------     --------     -------    ---------      -------
BALANCE -
 DECEMBER 31, 2004
  (REPORTED AMOUNTS)       7,812    112,399       11,749       58,842    190,802      (37,693)     (3,512)      37,025      186,622
                          ======   ========   ==========     ========    =======     ========     =======    =========      =======

(*) as to realization of capital reserves from foreign currency translation adjustments - see Note 19j. below.

(**)     as to dividend declared on February 7, 2005 - see Note 18d. below

         The accompanying notes to the financial statements constitute an integral part thereof.

                           ELBIT MEDICAL IMAGING LTD.
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                             YEAR ENDED DECEMBER 31
                                                                             ----------------------
                                                              2004          2003            2002            2004
                                                              ----          ----            ----            ----
                                                            REPORTED               ADJUSTED               REPORTED
                                                            --------               --------               --------
                                                                                                        CONVENIENCE
                                                                                                        TRANSLATION
                                                                                                        -----------
                                                                       (IN THOUSAND NIS)                   US$'000
                                                                       -----------------                   -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit (loss) for the year                                43,347       (112,081)        40,414         10,062
Adjustments required to present cash and cash
  equivalents from continuing operating activities
  (Appendix A)                                               (64,553)       109,794        (59,230)       (14,984)
                                                            --------       --------       --------       --------
Net cash used in continuing operating activities             (21,206)        (2,287)       (18,816)        (4,922)
Net cash provided by (used in) discontinuing
  operating activities                                          (356)        (6,046)        14,850            (83)
                                                            --------       --------       --------       --------
NET CASH USED IN OPERATING ACTIVITIES                        (21,562)        (8,333)        (3,966)        (5,005)
                                                            --------       --------       --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in initially-consolidated subsidiaries
  (Appendix C)                                               (35,546)       (18,070)      (228,354)        (8,251)
Purchase of fixed assets and other assets                   (373,454)      (540,299)      (367,384)       (86,688)
Proceeds from realization of fixed assets,
  investments and loans                                       59,310         14,444         19,545         13,767
Proceeds from realization of investments in
  subsidiaries (Appendix D)                                  412,005             --             --         95,637
Investments (including by loans) in investee and
  other companies                                             (3,090)       (30,027)       (13,126)          (717)
Proceeds from realization of long term deposits                8,965        252,124         15,619          2,081
Short-term deposits and marketable securities,
  net                                                         58,147        358,551         78,323         13,497
                                                            --------       --------       --------       --------
Net cash provided by (used in) continuing investing
  activities                                                 126,337         36,723       (495,377)        29,326
Net cash provided by (used in) discontinuing
  investing activities                                         2,144         94,720         (2,359)           498
                                                            --------       --------       --------       --------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES          128,481        131,443       (497,736)        29,824
                                                            --------       --------       --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends to minority shareholders in a subsidiary                --             --        (33,143)            --
Issuance of shares, by a subsidiary, to its minority
  shareholders                                                13,492         12,469            597          3,132
Self-purchase of Company's shares                           (138,519)            --             --        (32,154)
Issuance of convertible debentures by a subsidiary to
  its minority shareholders                                   60,234             --             --         13,982
Receipt of long-term loans                                   722,089        521,506        683,061        167,616
Repayment of long-term loans                                (503,706)      (523,715)      (485,191)      (116,923)
Short-term credit, net                                       (77,718)      (185,255)       184,776        (18,040)
                                                            --------       --------       --------       --------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES           75,872       (174,995)       350,100         17,613
                                                            --------       --------       --------       --------
NET EFFECT ON CASH DUE TO CURRENCY EXCHANGE RATES
  CHANGES                                                       (522)         3,959          6,235           (123)
                                                            --------       --------       --------       --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS             182,269        (47,926)      (145,367)        42,309

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR       163,476        211,402        356,769         37,947
                                                            --------       --------       --------       --------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR             345,745        163,476        211,402         80,256
                                                            ========       ========       ========       ========

         The accompanying notes to the financial statements constitute an integral part thereof.

                           ELBIT MEDICAL IMAGING LTD.
                  CONSOLIDATED STATEMENT OF CASH FLOWS (CONT.)

                                                                           YEAR ENDED DECEMBER 31
                                                                           ----------------------
                                                            2004           2003            2002          2004
                                                          --------         ----            ----        --------
                                                          REPORTED               ADJUSTED              REPORTED
                                                          --------               --------              --------
                                                                                                     CONVENIENCE
                                                                                                     TRANSLATION
                                                                                                     -----------
                                                                     (IN THOUSAND NIS)                 US$'000
                                                                     -----------------                 -------
APPENDIX A -
ADJUSTMENTS REQUIRED TO PRESENT CASH AND CASH
  EQUIVALENTS FROM CONTINUING OPERATING ACTIVITIES

INCOME AND EXPENSES NOT INVOLVING CASH FLOWS:

Discontinuing operation                                     (6,810)       (12,073)       (54,752)        (1,581)
Depreciation and amortization (including impairment
  of investments and assets)                               191,752        175,346        163,011         44,511
Share in losses of associated companies                     15,968         20,951          2,906          3,707
Minority interest in results of subsidiaries               (27,448)       (48,671)       (24,490)        (6,372)
Loss from realization of assets and liabilities             12,201          7,808            507          2,832
Exchange-rate differences on loans and deposits, net      (104,679)        62,646       (100,711)       (24,299)
Profit from realization of investments                    (148,334)       (45,129)       (25,007)       (34,432)
Profit from realization of monetary balances of a
  capital-nature in investee companies                     (12,378)       (32,253)       (30,760)        (2,873)
Deferred taxes                                              12,516        (29,580)         6,299          2,905
Others                                                        (274)        (1,886)           464            (64)

CHANGES IN ASSETS AND LIABILITIES:

Trade accounts receivables                                  (6,023)        12,774         (8,789)        (1,398)
Receivables and other debit balances                        15,102         (9,694)       (14,841)         3,506
Long-term receivables                                       (5,354)        (5,113)         3,033         (1,243)
Inventories                                                 (2,646)        (1,069)           890           (614)
Suppliers and service providers                             (1,997)         5,416          9,926           (464)
Payables and other credit balances                           3,851         10,321         13,084            895
                                                           -------        -------        -------        -------
                                                           (64,553)       109,794        (59,230)       (14,984)
                                                           =======        =======        =======        =======
APPENDIX B -
NON-CASH TRANSACTIONS

Acquisition of investments, fixed assets and other
  assets by credit and/or in consideration of share
  issuance                                                  18,570         36,064         35,540          4,311
                                                           =======        =======        =======        =======

         The accompanying notes to the financial statements constitute an integral part thereof.

                           ELBIT MEDICAL IMAGING LTD.
                  CONSOLIDATED STATEMENT OF CASH FLOWS (CONT.)

                                                                              YEAR ENDED DECEMBER 31
                                                                              ----------------------
                                                              2004             2003            2002            2004
                                                              ----             ----            ----            ----
                                                            REPORTED                 ADJUSTED                REPORTED
                                                            --------                 --------                --------
                                                                                                            CONVENIENCE
                                                                                                            TRANSLATION
                                                                                                            -----------
                                                                       (IN THOUSAND NIS)                       US$'000
                                                                       -----------------                       -------
APPENDIX C -
INITIALLY CONSOLIDATED SUBSIDIARIES

Deficit in working capital (excluding cash), net                   28            3,535           11,791               6
Long-term receivables, investments and deposits                    --               --           (8,359)             --
Fixed assets and other assets                                 (35,706)         (32,955)        (504,886)         (8,288)
Long-term liabilities                                             132           11,350          273,100              31
                                                           ----------          -------         --------        --------
                                                              (35,546)         (18,070)        (228,354)         (8,251)
                                                           ==========          =======         ========        ========
APPENDIX D -
PROCEEDS FROM REALIZATION OF INVESTMENTS IN
  SUBSIDIARIES

Working capital (excluding cash), net                           1,347                                               313
Fixed assets and other assets                               1,585,181                                           367,962
Long term loans                                            (1,091,661)                                         (253,403)
Other long term receivables                                   (61,452)                                          (14,265)
Profit from realization of subsidiaries                       131,919                                            30,622
Realization of capital reserves from foreign currency
  translation adjustments                                    (153,329)                                          (35,592)
                                                           ----------                                          --------
                                                              412,005                                            95,637
                                                           ==========                                          ========

         The accompanying notes to the financial statements constitute an integral part thereof.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

A. The Company engages, directly and through its investee companies, in Israel and abroad, mainly in the following areas:

         - Initiation, construction, management and operation of commercial and entertainment centers, through Plaza Centers, in Central and Eastern Europe.

         - Ownership, management and operation of an entertainment and commercial center at the Herzliya Marina, in Israel ("Arena").

         - Hotels ownership primarily in major European cities, as well as management and operation of same, mainly through the Park Plaza chain,

         -        Lease of real estate property.

         - Investments in research and development, production and marketing of image guided focused ultrasound treatment equipment, through Insightec - Image Guided Treatment Ltd. ("Insightec").

         -        Venture-capital investments.

         Through December 31, 2002 the Company had also been engaged, through Elscint Ltd., in manufacturing of assemblies and subassemblies, mainly for medical imaging equipment. As to discontinuance of operation of this segment and sale thereof to a third party at the end of 2002 - see
         Note 22a below.

B. The Company's shares are registered for trade on the Tel Aviv Stock Exchange and over the counter in the United States on NASDAQ.

C.       DEFINITIONS:

         The Company -              Elbit Medical Imaging Ltd. ("EMI").

         Subsidiaries
         (consolidated
         companies) -               companies which over 50% of voting rights
                                    thereof or of rights to appoint directors therein are vested with the Company (other than circumstances in which such control is deemed temporary).

         Proportionately
         consolidated
         companies -                companies and joint ventures (including
                                    partnerships) which the Company holds,
                                    together with other entities, among which there exists a contractual agreement for joint control, and the decision making in areas vital to the joint venture is to be made jointly and with the consent of all interest-holders, and which financial statements are (directly or indirectly) consolidated with those of the Company by the proportionate consolidation method.

         Associated companies -     companies in which the Company's (direct or
                                    indirect) rights entitle it to exercise
                                    significant influence on their financial and operational policies, which have been included on the basis of the equity method in accordance with the principles established by Opinion No. 68 of Institute of the Certified Public Accountants in Israel ("ICPAI") and those which are not fully or proportionately consolidated.

         Investee companies -       consolidated companies, proportionately
                                    consolidated companies and associated
                                    companies. For a list of principal investee companies - see Appendix to these financial statements.

         Acquisition and/or
         holding
         and/or ownership
         and/or control -           whether directly or indirectly, through
                                    Israeli or foreign subsidiaries.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL  (CONT.)

C.       DEFINITIONS (CONT.):

         Venture-capital
          investments -             corporations, which - at the time of the
                                    Company's investment therein - are engaged mainly in research and development of novel, knowledge-intensive, products or processes, the investment in which entails greater risk than generally acceptable in business investments, and those which at least 90% of their finance resources originates either in owners' capital (including owners' guarantees), support of governmental institutions or research grants.

         Group -                    the Company and its investee companies.

         Parent company -           Europe Israel (M.M.S.) Ltd. ("EIL").

         Europe Israel Group -      Europe Israel (M.M.S.) Ltd. and its investee
                                    companies.

         Control Centers  -         Control Centers Ltd. - the controlling
                                    shareholder of Europe Israel (M.M.S.) Ltd.

         Control Centers Group -    Control Centers and its investee companies.

         Related parties -          as defined in terms of Opinion No. 29 of the
                                    ICPAI.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

A.       FINANCIAL STATEMENTS IN REPORTED AMOUNTS

         (1)      GENERAL

                  Through December 31, 2003, the Company's financial statements were prepared in adjusted values (in NIS of constant purchase power), on the basis of changes in the consumer price index ("Inflation" and "CPI"), in accordance with Opinions No. 36 and 50 of the ICPAI ("Opinion 36" and "Opinion 50"). On January 1, 2004, Accounting Standard No. 12 of the Israel Accounting Standards Board ("IASB") came into force and effect ("Standard 12"). In accordance with the provisions of Standard 12, adjustment of financial statements to the inflation shall cease commencing January 1, 2004, with adjusted amounts of non-monetary items which were included in the balance sheet as of December 31, 2003, used as basis for the nominal financial reporting as and from January 1, 2004. Amounts presented in the financial statements for periods commencing January 1, 2004 were, therefore, included in values to be hereinafter referred to as - "Reported amounts".

                  The Company maintains its accounting records on a current basis in nominal NIS. Nominal amounts were adjusted to their respective reported amounts herein, based on the principles detailed in section 2 below, in accordance with the provisions of Standard 12. Therefore, commencing January 1, 2004, the financial statements are presented on the basis of the historical (original) values convention, in reported amounts.

                  Comparative figures included herein were adjusted to the NIS of December 2003.

                  The term "cost" in the financial statements indicates cost in reported amounts (or adjusted, as the case may be), unless otherwise stated.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

A.       FINANCIAL STATEMENTS IN REPORTED AMOUNTS (CONT.)

         (1)      GENERAL (CONT.)

                  The financial statements as of December 31, 2004 and for the year then ended have been translated into U.S. dollar using the representative exchange rate as of that date (U.S.$ 1.0 = NIS 4.308). Such translation was made solely for the convenience of the U.S. readers. The dollar amounts so presented in these financial statements should not be construed as representing amounts receivable or payable in dollars or convertible into dollars but rather translating of reported amounts into U.S. dollars, unless otherwise indicated.

         (2) PRINCIPLES OF ADJUSTMENT OF NOMINAL VALUE AMOUNTS TO THEIR RESPECTIVE REPORTED AMOUNT

                  BALANCE SHEET

                  The balance-sheet items have been included in the following manner:

                  Non-monetary items (mainly fixed assets and other assets, depreciation thereof, and share capital) have been adjusted according to the changes in the CPI from their respective acquisition or formation date, as the case may be, through December 2003 and from such date (or the acquisition or formation date, whichever be the later) through the balance-sheet date - with no further adjustment (in nominal values).

                  Monetary items (representing amounts receivable or payable at par value or which are presented in realizable values) are included in their nominal values.

                  The value of investments in investee companies and minority interest in subsidiaries have been determined on the basis of the financial statements of those companies, in reported values (through 2003 - in adjusted values). As to foreign autonomous investee companies - see section (3) below.

                  Reported values (or adjusted, as the case may be), of non-monetary assets do not necessarily represent realizable or actual economic value, but rather the original values calculated in accordance with the above stated principles.

                  STATEMENT OF OPERATIONS

                  Statement of operations' items have been included in the following manner:

                  Revenues and expenses, including financial expenses and excluding those generated from non-monetary items, have been recorded in their nominal values (such revenues and expenses with the exclusion of financial expenses were adjusted - during all periods through December 31, 2003 - to the changes in the CPI from the date of each transaction through the balance-sheet date; the financing item reflected financial expenses net of financial income in real terms (e.g. interest on deposits and credits), results of marketable securities, activities and inflationary erosion of monetary items deriving from transactions included in the statements of operations).

                  Income and expenses stemming from non-monetary items (mainly depreciation, amortization and changes in inventories) have been recorded on the basis of principles used for the inclusion in the balance sheet, of the items to which they relate.

                  The Company's share as well as minority interest in the results of investee companies were determined on the basis of the financial statements thereof in reported amounts (in adjusted values - though December 2003). As to foreign autonomous investee companies - see section (3)(i), below.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

A.       FINANCIAL STATEMENTS IN REPORTED AMOUNTS (CONT.)

         (3)      FOREIGN INVESTEE COMPANIES

                  (i) Investee companies that operate outside the borders of the state of residence of their holding entity, and which constitute autonomous entities, prepared their financial statements through December 31, 2003 in accordance with the principles established in Opinion 36 (including accompanying interpretations no. 8 and 9) in the currency of their country of residence adjusted to changes in the CPI of such country. Such financial statements were translated into the holdings entity's reporting currency using the exchange rate prevailing as at the balance sheet date ("translation" and "closing rate"). Differences between (i) adjusted amount of the holding entity's investment in the investee companies (including monetary balances of a capital-nature), based on changes in the CPI of the country of residence of such holding entity; and (ii) the holding entity's share in the adjusted shareholders' equity of these investee companies as aforestated, as translated into the reporting currency of the holding entity as per closing rates, are charged to the "Capital reserve from foreign currency translation adjustments of autonomous foreign entities' financial statements" within shareholders equity. Exchange differences relating to foreign currency loans used to finance investments in autonomous foreign entities in same currency, were also charged to said capital reserve. Income taxes relating to such differences have also been included in that item of shareholders' equity.

                           Upon the realization of an autonomous foreign entity, in whole or in part (including realization as a result of a decline in holding percentage arising from the issuance of shares to a third party or through the repayment of monetary balances of a capital-nature), such foreign currency translation adjustments relating to the realized investment are charged to the statement of operations as other income (expense).

                           As to the realization of capital reserves from foreign currency translation adjustments due to a decline in the fair value of investments through December 31, 2002 - see G below.

                           As from January 1 2004, financial statements of autonomous foreign entities were prepared based on principles detailed in section (2) above. On January 1, 2004, accounting standard No. 13 of the IASB came into force and effect, regarding the effect of the changes in foreign currency exchange rates, which provides for translation of foreign currency transactions and foreign operations' financial statements for the inclusion thereof in the financial statements of the reporting entity ("Standard 13"). The principal provisions of Standard 13 that differ from accounting principles used through December 31, 2003 and are relevant to the group companies' autonomous foreign entities, are:

                           - Translation of revenues and expenses as well as cash flows, of foreign operations constituting "autonomous foreign entities" based on exchange rate as at the date of transaction or cash flow, as the case may be, or for sake of practicality - using average exchange rate for the period, in contradiction to principles used prior to December 31, 2003 which provided for translation of all items of the "autonomous foreign entities" financial statements based on closing rates. Exchange rate differences that result from the difference between translation method of revenues and expenses (average) to that of the shareholders' equity (closing rate) are charged to the "Capital reserve from foreign currency translation adjustments of autonomous foreign entities' financial statements" within shareholders' equity.

                           - Goodwill generated upon acquisition of an "autonomous foreign entity" shall be regarded as an asset of such autonomous foreign entity and be translated based on closing rates, in contradictions to principles used prior to December 31, 2003 whereby said goodwill was considered an independent non-monetary item, of the holding entity.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

A.       FINANCIAL STATEMENTS IN REPORTED AMOUNTS (CONT.)

         (3)      FOREIGN INVESTEE COMPANIES (CONT.)

                  (i)      (Cont.)

                           - Classification of foreign operations as "autonomous foreign entity" or as an "integral foreign operation of the Company" based on indicators stipulated in the standard, while exercising management discretion, in contradiction to principles used prior to December 31, 2003 which provided for the fulfillment of certain cumulative tests in order to define foreign operations as "autonomous foreign entity" with no management discretion.

                           - Adjustment of financial statements of "autonomous foreign entities" prior to translation thereof to the reporting currency of the reporting entity, which, as per the principles in effect prior to December 31, 2003 was possible in any case, shall only be carried out when the "autonomous foreign entity" operates in a hyper-inflationary environment. In such instances, translation of the entire financial statements shall be carried out based on closing rates.

                  (ii) The entering into effect of Standards 12 and 13 have actually terminated henceforth, the provisions of Opinion 36 (which determined the CPI of the country of residence to be the measurement basis of the adjusted financial statements) and Interpretations 8 and 9 thereon (pertaining to the principles governing the determination of the measurement basis and translation rules of autonomous foreign entities).

                           Upon the termination of Opinion 36 (including said Interpretations 8 and 9) on January 1, 2004, and with no specific standardization existing in Israel as to the "functional currency" of autonomous foreign entities, group companies constituting autonomous foreign entities, adopted the principles set forth by international standardization (International
                           Accounting Standard No. 21 (as revised) (IAS- 21) and SIC19). Accordingly, the functional currency is that of the primary economic environment in which the investee company operates (normally being the currency in which it primarily generates and expends cash) and that, which as per management discretion, exercised based on qualitative criteria stipulated in the standard, reflects the economic substance of the underlying events and circumstances relevant to such investee company, a currency which has been used to a significant extent in its operations or alternatively which has a significant impact thereon {mainly the economic currency (regulation and competitive forces) which serve as basis for determination of: (i) selling and settlement prices with customers; (ii) transactions prices for land acquisition and construction services or settlement with suppliers and subcontractors; (iii) currency policy of the investee company (including currency in which receipts from operating activities is retained); (iv) its financing activities, etc.}

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

A.       FINANCIAL STATEMENTS IN REPORTED AMOUNTS (CONT.)

         (3).     FOREIGN INVESTEE COMPANIES (CONT.)

                  (iii) On May 1, 2004, several countries, among them Hungary, Poland and the Czech Republic (countries in which the majority of the operation of Plaza Centers (Europe) B.V. ("PC") in the field of commercial and entertainment centers, is concentrated), joined the European Union. The joining countries undertook to manage an economic policy, that conform to certain monetary and regulatory targets, aiming at implementing required conditions for the adoption of the Euro as the country's legal currency. Prior to their joining, those countries took significant action pertaining thereto, such as: alterating their monetary and fiscal policies, including full liberalization of their currency regimes and lifting of foreign currency controls (such as liberty to transact, transfer and execute payment in foreign currency, allowing free trading in the local currency abroad, lifting of the restrictions on transferring foreign currency abroad, allowing free unlimited trading in foreign securities, reporting, etc.). As a result, the PC Group companies that are incorporated and operate in Hungary, Poland and the Czech Republic (the "Companies") deemed it necessary to reconsider their settlement currency with lessees ("Settlement Currency"), the nature and scope of protection of the value of their financial assets and liabilities, their currency risk management policy, etc. In light of the foregoing and concurrently therewith, the Companies reconsidered their operational and measurement currency. Following examination of the international standards criteria (as hereinabove mentioned), and according to the nature of the companies' operations and the changes in the economic environment in which they operate, PC's management is of the opinion that as and from April 1, 2004, the Euro, rather than the local currency, reflects, more adequately, the business condition and the results of operations (transactions) of the companies, affecting the management policy and decision-making processes as well as the transactions (revenues and cost of acquisition/construction of assets), the scope and prices thereof, the currency risk policy and the financing operations thereof. Accordingly, the Euro serves as the functional currency of these companies starting from April 1, 2004. Book value of non-monetary items included in the balance for March 31, 2004 have been translated into Euro based on its prevailing exchange rate with local currencies at that date, and such amounts served as basis for the value of such items (in Euro), as recorded in the financial statements for reporting periods commencing April 1, 2004.

B.       CONSOLIDATED FINANCIAL STATEMENTS

         The consolidated financial statements include the financial statements of the Company and its subsidiaries. Results of operations of subsidiaries are included, as and from the date of incorporation or proximate to the date of acquisition thereof by the Company, as the case may be, through each balance-sheet date, or a date proximate to sale thereof (or voluntary liquidation), whichever be the earlier.

         Assets, liabilities and operations of jointly controlled companies and ventures have been included in the consolidated financial statements, on the basis of the proportionate-consolidation method, in accordance with principles established by Opinion no. 57 of the ICPAI.

         Data extracted from amounts included in financial statements of subsidiaries, have been included within the consolidated financial statements following adjustments required for compliance with unified accounting principles used by the Group.

         Material inter-company balances and transactions (including convertible debentures issued by a subsidiary and partially acquired by the Company) have been eliminated in the consolidated financial statements.

         Profits generated from intercompany transactions, the results of which are attributable to assets, which at the respective balance-sheet date had not been realized to third parties, were eliminated in the consolidated financial statements.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

C.   CASH AND CASH EQUIVALENTS

     Cash equivalents include unrestricted liquid deposits, maturity period of which, as at the date of investments therein, does not exceed three months.

D.   ALLOWANCE FOR DOUBTFUL DEBTS

     The allowance has been specifically determined in relation to debts, the collection of which, in the opinion of management of the companies, is doubtful.

E.   MARKETABLE SECURITIES

     Investments in marketable securities, designated by management for sale in the short term, are included in current assets at their market value as at the balance-sheet date. Changes in the value of such securities are recorded in the statement of operations as incurred. Investments in marketable securities not designated by management for sale in the short term and which are not part of the Group's liquid resources are presented at cost excluding events when, in the opinion of management, there exists a decline in value of other-than-temporary nature.

F.   INVENTORIES

     Inventory is stated at the lower of cost or market value, with cost determined as follows:

     Hotel inventory - by the "first-in, first-out" method;

     Raw materials - by the weighted average method;

     Work-in-process and finished goods - by cost of material, labor and indirect manufacturing costs.

G.   INVESTMENTS IN INVESTEE AND OTHER COMPANIES

     Investments in associated companies are presented by the equity method.

     In circumstances where the Company's ownership in an investee company (mainly, venture capital investments) is in the form of preferred securities or other senior securities, the Company records equity losses based on the ownership level of the particular investee securities or loans extended by the Company to which the equity method losses are being applied.

     In calculating company's share equity of investee companies, losses (if any) deriving from expected realization of convertible securities or exercise of vested rights to shares issued by such investee companies (including shares issued against loans, when such securities constitute the sole security for repayment of loans), are taken into consideration, if such conversion or exercise is probable.

     The excess of the investment's cost over the Company's share in the fair value of the investee companies' net identified assets at acquisition or upon the change from the cost method to the equity method, as applicable, is recorded as goodwill and amortized over its estimated economic benefit period, (generally 10 years).

     In March 2004, the IASB published standard No. 20, pertaining to goodwill amortization period. According to same, goodwill shall be amortized over a period not exceeding 20 years from the initial recognition thereof, compared to up to 10-year period (except certain circumstances) - based on principles in effect prior to publication of such standard. This standard applies to financial statements for periods starting on or after January 1, 2004 and provides for prospective change in estimate (henceforth). Standard 20 has had no effect on the results of operations of the group companies, their financial condition and their cash flows, during the reported years.

     Financing costs in respect of credit used for investment (shares and loans) in companies engaged solely in the construction of projects, have been capitalized to cost of investment.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

G.   INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

     The decrease in the fair value of an investment in an autonomous investee company is recorded, as from January 1, 2003 (effective date of Standard No. 15 - See item N. below), to the statement of operations, as incurred. Through December 31, 2002, a decline in value of an investment (other than decline of a temporary nature) was charged directly against any credit balance of capital reserve from foreign currency translation adjustments previously recorded in respect of that investment. The amount of the required provision in excess of the foreign currency translation adjustment was charged to the statement of operations.

     Gain from issuance of shares by a research and development stage investee company to third party, has been recorded as deferred income and charged to the statements of operations as other income, over three years or up to the holding entity's share in the losses of the investee company, whichever is higher on a cumulative basis.

H.   FIXED ASSETS

     (1) Fixed assets are stated at cost. Investment grants have been deducted from cost of assets for which they have been granted.

          The cost of the land and building construction includes, among other things, costs in respect of contractual obligations for the acquisition of land with group companies' obligations thereunder being finalized by each financial statement date (i.e., all major conditions required for the conclusion of the transaction and its implementation had been fulfilled) and the amounts thereof are determined. Amounts not yet paid as at each respective balance-sheet date are presented, accordingly, as a liability.

          Improvements and renovations are charged to cost of assets while maintenance and repair costs are charged to the statement of operations as incurred.

          Consideration paid for assets acquired at an aggregate amount ("package") have been allocated to the cost of the assets on the basis of value estimation and relatively to their fair value in that package.

          Financing costs in real terms in respect of credits used for acquisition or construction of buildings (including acquisition of related land) as well as direct supervision and construction costs incurred in the pre-operating period, have been capitalized to the cost of the buildings. As to the borrowing costs capitalization principles - see item S below.

          Fixed assets, acquired from controlling shareholders of the Company, are included according to their reported (through December 31, 2003 - adjusted) amount in their books of record, immediately prior to acquisition thereof.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

H.   FIXED ASSETS (CONT.)

     (2) Depreciation is calculated by the straight-line method at annual rates deemed sufficient to depreciate the assets over their estimated useful lives. Leasehold improvements are amortized over the estimated useful period of use not exceeding the lease period.

          Annual depreciation rates are as follows:

                                                                %
                                                       ------------------
             Freehold land                                      0
             Leasehold land                             Over lease period
             Hotels                                         1.1 - 1.5
             Commercial centers                                2.0
             Other buildings                                2.0 - 2.5
             Building operating systems                       7.0 (average)
             Other fixed assets (*)                         6.0 - 33.0

              (*) Consists of motor vehicles, aircraft, office furniture and equipment, machinery and equipment, electronic equipment, computers and peripheral equipment, software, leasehold improvements, etc.

I.   OTHER ASSETS AND DEFERRED EXPENSES

     (1) ACQUIRED PATENT RIGHTS, TECHNICAL KNOW-HOW AND INTELLECTUAL PROPERTY - are stated at cost and amortized by the straight-line method over its estimated benefit period (10 years).

     (2) PRE-OPERATING HOTEL AND COMMERCIAL CENTER AND/OR ENTERTAINMENT COSTS - mainly - employee training, testing of systems and preparation of the hotel/center for opening, operation and occupancy, are stated at cost and amortized over a three-year period from commencement of full scale operations.

     (3) OPERATING COSTS RELATING TO INITIATION ACTIVITIES - (prior to finalization of the investment transaction or land acquisition, etc.) are capitalized as incurred, when an investment or a property acquisition transaction is reasonably foreseeable, and are charged to the cost of the investment or the real estate project cost upon the execution of the investment or the acquisition. In circumstances where execution of investment or transaction is not probable or the expected economic benefit is doubtful, these costs are charged to the statement of operations.

     (4) ENTERTAINMENT AND LEISURE FACILITIES OPERATING RIGHTS - are included at cost and amortized by the straight line method over their estimated benefit period.

     (5) COSTS OF OBTAINING LOANS - Includes costs related to refinancing loans, which in effect constitutes an extension of previous loans (including costs deriving from prepayment of loans), are capitalized as incurred and are charged to the statement of operations over the loans' period of benefit and in relation to their balance.

     (6) COST OF OBTAINING LONG-TERM LEASES - are capitalized as incurred and charged to the statements of operations over the respective lease period or on an average basis, as applicable. When a termination of a contract, or a group of contracts is reasonably expected, or when the expected economic benefit of these costs is doubtful, these costs are charged to the statement of operations.

     (7) ACQUISITION COSTS OF A LONG-TERM SERVICE CONTRACT - are stated at cost and amortized over the service period (5 years).

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

J.   LONG-TERM RECEIVABLES AND LIABILITIES

     (1) Long-term fixed period liabilities, which do not bear specified interest or that bear interest at below market rates, and the difference between the nominal book value of which and the present value of which at the time of loan receipt, is material, are stated at present value (discounted at market interest rates customary for similar loans). The effective interest is charged to the statement of operations over the term of the liability.

     (2) Suppliers credits and other short term liabilities, as well as short-term bank borrowings used for construction of commercial centers and/or hotels and whose repayment sources are founded by long-term financing agreements with financial institutions, have been included as long-term liabilities. Repayment schedules of such loans are included in accordance with the terms of the respective long-term credits, according to agreements with the lenders.

K.   INCOME TAXES

     Deferred taxes are calculated in respect of all temporary differences, including (i) differences between the timing of record of income and expenses in the financial statements and the recognition thereof for income tax purposes; (ii) differences between the reported value of non-monetary depreciable assets (through December 31, 2004 - excluding the adjustment component for buildings) and the amount deductible for income tax purposes (except for temporary differences generated upon initial recognition of goodwill and/or asset or liability, not in connection with a business combination and that which at the initial recognition thereof had no effect on the accounting or tax net income); (iii) tax losses and deductions that may be carried forward for future years or used against previous years; and
     (iv) differences between fair value of identified assets and liabilities of subsidiaries upon acquisition of the investment therein (excluding assets, depreciation of which is not tax deductible), and tax base of same (value for tax purposes) at that date. Deferred Taxes have also been calculated in respect of temporary differences generated from the measurement currency in the financial statements being other than that according to which profit
     (loss) is determined for tax purposes (and accordingly, tax base of assets and liabilities).

     The calculation of tax liabilities (current and deferred) does not include taxes that would have arisen in the event of a realization of investments in investee companies (except those that are to be liquidated), or upon receiving their retained earnings as dividends, since, in respect of some, dividends from profits thereof and/or gains to be generated from their realization, are tax exempt, and in respect of others, it is management's policy not to realize and/or to declare dividend out of their retained earnings, or other form of profit distributions, in the foreseeable future, in a manner which entails additional substantial tax burden on the group, except for the effect of the Israeli tax laws that would apply to undistributed profits of foreign investee companies as from January 1, 2003
     - See Note 16B(1)(b).

     A tax benefit is recorded as an asset, only when there is reasonable likelihood for its realization against future taxable income, or when sufficient taxable temporary differences, the timing of reverse of which does not precede the realization timing of the tax benefit, as aforestated, exist. Tax assets and liabilities (current and deferred), are calculated according to the tax rates and relevant laws expected to apply upon utilization thereof, as are in effect (or enactment thereof is practically completed) as at the balance sheet date. Current and deferred taxes relating to capital reserve from foreign currency translation adjustments or to other capital items are charged directly to the shareholders' equity. Deferred taxes deriving from changes in the tax rate (including those in respect of balances previously created on temporary differences within a business combination) are charged to the income tax item in the statement of operations, or in the capital reserve from foreign currency translation adjustments, as applicable.

     Deferred taxes in respect of exempt profits of an approved enterprise - see
     Note 16B.1.d below.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

L.   EXCHANGE RATES AND LINKAGE BASES

     Foreign currency balances or those linked thereto are included in the financial statements on the basis of the exchange rate in effect as at the balance-sheet date.

     Balances linked to various indices or security rates, are included on the basis of the relevant index or rate, as applicable to each linked asset or liability.

     RATE OF EXCHANGE OF NIS, IN EFFECT, IN RELATION TO FOREIGN CURRENCY (IN
     NIS)

                                                         DECEMBER 31
                                                    ----------------------
                                                    2004              2003
                                                    -----            -----
      US Dollar ($)                                 4.308            4.379
      EURO (E)                                      5.877            5.533
      British Pound (L)                             8.308            7.849
      1,000 Romanian Lei (ROL)                      0.148            0.135


     SCOPE OF CHANGE IN THE EXCHANGE RATE, IN EFFECT, OF THE NIS IN RELATION TO THE FOREIGN CURRENCY (%)

                                           YEAR ENDED DECEMBER 31
                                     ----------------------------------
                                     2004           2003           2002
                                     ----           ----           ----
      US Dollar ($)                 (1.62)         (7.56)           7.27
      EURO (E)                       6.21          11.33           27.18
      British Pound (L)              5.85           2.83           19.27
      Romanian Lei (ROL)             9.63          (4.93)           1.43

M.   FINANCIAL INSTRUMENTS

     (1)  Financial instruments - see Note 23 below.

     (2) Results of derivatives and financial instruments designated for hedging purposes of existing assets and liabilities, or against fluctuations in the exchange rates in which firm commitments are denominated, as well as those designated as a hedge against fluctuations of interest rates of variable-interest bearing loans, are charged to the statement of operations concurrently with the charging of the results from the hedged assets and liabilities and/or the realization of the relevant transaction and/or the charging of the interest according to the interest rate specified in the loan agreement, as applicable.

          Derivative financial instruments not designated for hedge purposes are presented at their estimated fair value. Changes in their fair value during the reported period are charged to the statement of operations.

N.   IMPAIRMENT OF LONG-LIVED ASSETS

     As from January 1, 2003, the Company adopts henceforth, Standard No.15 of the IASB - "Impairment of Assets". The standard sets forth the accounting treatment and method of presentation required in the event of asset impairment (including investments in associated companies), and provides for the assets of a corporation not to be presented in amounts exceeding the higher of their net selling price or their value in use ("recoverable amount"). Standard No. 15 stipulates that the recoverable amount must be assessed whenever indicators point to a possible impairment of an asset. An impairment of assets should be recorded as a loss in the statement of operations.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

N.   IMPAIRMENT OF LONG-LIVED ASSETS (CONT.)

     Through December 31, 2002, the Group companies had considered the need for an asset impairment based on the future cash flows expected to be generated from the holding and use of these assets in undiscounted values, in accordance with accepted practice in Israel and based on US SFAS 121 ("Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of"). Impairment provision in respect of investments in investee companies was examined in accordance with Opinion No. 68 of the ICPAI (see item G. above).

O.   CONVERTIBLE DEBENTURES

     Are included based on conversion probability tests and presentation regulations, as set out in Opinion No. 53 of the ICPAI. Debentures, whose conversion is not probable are presented at their liability value.

P.   SHARE CAPITAL

     Company shares held (directly or through a subsidiary) by the Company, are presented at cost and deducted from share capital of the Company according to the "treasury stock" method. The sale of such shares to a third party is recorded as issuance of shares, based on the fair value of the assets or cash received in consideration thereof or as per the value of the sold shares, as applicable.

     Loans granted to employees for purchasing Company shares which constitute the sole security for the loans' repayment, which shall be repaid out of proceeds of the sale thereof, are included in the balance sheet as a deduction from shareholders' equity.

Q.   REVENUE RECOGNITION

     Revenues from the leasing of property and management fees, as well as other revenue relating to the operations of commercial and entertainment centers, are recorded pro rata over the term of the lease and/or the service.

     Revenues from hotel operations are recorded upon performance of service.

     Revenues from operating lease (based on a long term firm commitment with a fixed period), which increase gradually over the period of the lease, are charged to the statement of operations by the straight-line method throughout the period of the lease.

     Revenues from the sale of medical products are recognized in accordance with SAB 101, as amended by SAB 104, provided that persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. For sale arrangements which include multiple deliverables such as system sales, installation at the customer's site and training, the revenue is recognized by implementing the guidance of EITF No. 00-21 "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). In accordance with the guidance in EITF No. 00-21, revenues are allocated to the deliverables using the residual method. Under the residual method, the amount of consideration allocated to the delivered item equals the total arrangement consideration less the aggregate fair value of the undelivered items.

R.   ACCRUED WARRANTY COSTS

     A subsidiary provides a warranty as to the quality of its products sold thereby, for a limited period of time following provision thereof (generally one year). In order to allow for the fulfillment of this liability, a provision is included based on past experience and management estimation.

S.   RESEARCH AND DEVELOPMENT COSTS

     Research and development costs, net of grants and third party participation (mainly the Government of Israel - the OCS), are charged to the statement of operations, as incurred.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

T.   CAPITALIZATION OF BORROWING COSTS

     Borrowing costs are capitalized in accordance with Standard No. 3 of the IASB. Accordingly, both specific and non-specific borrowing costs are capitalized to qualified assets (assets in preparation or under construction not yet in their designated use and whose preparation for this purpose requires a prolonged period of time). Non-specific borrowing costs are capitalized to qualified assets (or portion thereof) not financed by specific borrowing, by using a rate constituting a weighted average of the costs in respect of the Group's borrowings not specifically capitalized. Capitalization of borrowing to assets, continues, generally until the completion of all the activities necessary to prepare the asset for its designated use, except in events where capitalization is suspended as a result of a prolonged interruption of the asset construction, as aforestated.

U.   EARNINGS (LOSS) PER SHARE

     Earnings (loss) per share is calculated in accordance with Opinion No. 55 of the ICPAI based on the weighted-average of outstanding paid-up share capital during the year (net of treasury stock shares).

     The number of shares used for the computation of basic earnings (loss) per share, takes into account convertible securities or other rights to vested shares (including shares issued against loans which constitute the sole security for the loans repayment), if conversion or realization may reasonably be assumed. Diluted earnings (loss) per share take into account all those securities excluded from the basic earnings (loss) per share computation if their effect is dilutive. Net income which has been taken into account in calculating diluted earnings per share has been deducted by the periodic change in the necessary provision, if any, assuming the full exercise of the Company's and/or investee company's securities not taken into account in the computation of basic earnings (loss) per share.

V.   USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires of Group companies' managements to make estimates and rely upon assumptions and assessments affecting the reported balance-sheet amounts of assets and liabilities, the disclosure of contingent assets and liabilities as at the financial statements date, and the amounts of revenues and expenses during the reporting periods. Actual data and operating results may differ from these estimates.

W.   NEW ACCOUNTING STANDARDS

     In July 2004, Accounting Standard No. 19 - income taxes (Standard 19), published by the IASB, became final and valid. Standard 19 sets forth principles for recognition, measurement, presentation and disclosure of income taxes in financial statements. Standard 19 applies to financial statements for periods commencing on or after January 1, 2005. Initial implementation of Standard 19, mainly for the initial inclusion of deferred taxes in respect of adjustment component for land and buildings, will be included in the financial statements for the first quarter of 2005.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3 -      CASH AND CASH EQUIVALENTS

                                                                 DECEMBER 31
                                                                 -----------               2004
                                                    2004                  2003             ----
                                                    ----                  ----           REPORTED
                                                         REPORTED       ADJUSTED         --------
                                                         --------       --------       CONVENIENCE
                                          INTEREST                                     TRANSLATION
                                            RATE                                       -----------
                                              %             (IN THOUSAND NIS)            US$'000
                                              -             -----------------            -------
In foreign currency:
 US dollar                                 Mainly 0.8    255,184        67,561           59,235
 Euro                                      1.0-1.5        64,989        24,689           15,086
 British Pound                             4.0             3,997        30,017              928
 Other (mainly, Forint & Zloty)            1.5-5.5        16,606        36,154            3,854
In NIS                                     1.8-3.6         4,969         5,055            1,153
                                                         -------       -------           ------
                                                         345,745       163,476           80,256
                                                         =======       =======           ======

NOTE 4 - SHORT-TERM DEPOSITS AND INVESTMENTS

A.   COMPOSITION:

                                                                         DECEMBER 31
                                                                         -----------               2004
                                                             2004                  2003            ----
                                                             ----                  ----          REPORTED
                                                                  REPORTED       ADJUSTED        --------
                                                                  --------       --------       CONVENIENCE
                                                   INTEREST                                     TRANSLATION
                                                     RATE                                       -----------
                                                       %             (IN THOUSAND NIS)            US$'000
                                                       -             -----------------            -------
 DEPOSITS WITH BANKS  AND FINANCIAL
   INSTITUTIONS(1) DENOMINATED IN OR LINKED TO
   THE:

     US dollar                                    (2) 1.0-1.9     141,043        191,652         32,740
     Euro                                         (2) 1.9-3.0      88,794         35,173         20,611
     Other (mainly, GBP)                          (2) 1.0-3.0      24,064         13,789          5,586
     In NIS                                       2.1-3.6          13,007         36,474          3,019
                                                                  -------        -------         ------
                                                                  266,908        277,088         61,956

 MARKETABLE SECURITIES (MAINLY SHARES)                              6,958         11,750          1,615
                                                                  -------        -------         ------
                                                                  273,866        288,838         63,571

 CURRENT MATURITIES OF
   LONG-TERM LOANS AND RECEIVABLES                                  4,155          2,193            965
                                                                  -------        -------         ------
                                                                  278,021        291,031         64,536
                                                                  =======        =======         ======

     (1) NIS 169.3 million serve as security for short term credit; EURO 6.8 million (NIS 40.0 million) are deposited in escrow as at the balance sheet date, to secure fulfillment of certain conditions (see Note 9B.(3).a. below). Such funds have been released from escrow and returned to the Company, following the balance sheet date.

     (2)  Variable interest rate.

B.   LIENS - see Note 17D.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



NOTE 5 - TRADE ACCOUNTS RECEIVABLE

                                                              DECEMBER 31
                                                              -----------
                                                  2004           2003            2004
                                                  ----           ----            ----
                                                REPORTED       ADJUSTED        REPORTED
                                                --------       --------        --------
                                                                              CONVENIENCE
                                                                              TRANSLATION
                                                                              -----------
                                                   (IN THOUSAND NIS)            US$'000
                                                   -----------------            -------
Outstanding accounts                            66,454         65,760          15,426
Less - allowance for doubtful debts             27,352         23,323           6,349
                                                ------         ------          ------
                                                39,102         42,437           9,077
                                                ======         ======          ======

NOTE 6 - RECEIVABLES AND OTHER DEBIT BALANCES

                                                                               DECEMBER 31
                                                                               -----------
                                                                   2004           2003            2004
                                                                   ----           ----            ----
                                                                 REPORTED       ADJUSTED        REPORTED
                                                                 --------       --------        --------
                                                                                               CONVENIENCE
                                                                                               TRANSLATION
                                                                                               -----------
                                                                    (IN THOUSAND NIS)            US$'000
                                                                    -----------------            -------
Israeli and foreign  governmental institution                     31,772         34,766           7,375
Prepaid expenses                                                   7,381          9,436           1,713
Employees(*)                                                       3,284          1,055             762
Receivables in respect  of realization of land                         -          3,940               -
Receivables in respect of realization of medical equipment        12,202          9,238           2,833
Control Center Group  companies                                      521          7,509             121
Other                                                             10,980          9,891           2,549
                                                                  ------         ------          ------
                                                                  66,140         75,835          15,353
                                                                  ======         ======          ======

(*) Mainly loans in respect of realization of shares - see Note 18B(i) below.

NOTE 7 - INVENTORIES

                                                                     DECEMBER 31
                                                                     -----------
                                                         2004           2003            2004
                                                         ----           ----            ----
                                                       REPORTED       ADJUSTED        REPORTED
                                                       --------       --------        --------
                                                                                     CONVENIENCE
                                                                                     TRANSLATION
                                                                                     -----------
                                                          (IN THOUSAND NIS)            US$'000
                                                          -----------------            -------
Hotels                                                 2,433          2,865               565
Image Guided Treatment:
  Raw materials                                        2,459          1,823               571
  Products under process and finished goods            2,439              -               566
                                                       -----          -----             -----
                                                       7,331          4,688             1,702
                                                       =====          =====             =====

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 - DEPOSITS, DEBENTURES, LOANS AND LONG-TERM RECEIVABLES

A.   COMPOSITION:

                                                                                 DECEMBER 31
                                                                                 -----------
                                                                     2004          2003            2004
                                                                     ----          ----            ----
                                                                   REPORTED      ADJUSTED        REPORTED
                                                                   --------      --------        --------
                                                                                               CONVENIENCE
                                                                                               TRANSLATION
                                                                                               -----------
                                                                     (IN THOUSAND NIS)          US$'000
                                                                     -----------------          -------
Deposits with banks and financial institutions (1)                  68,238         67,344         15,840
Loans to interest holders in investee companies (2)                 29,965         24,723          6,956
Loan to former associated company (3)                               17,806         15,340          4,133
Loans to anchor tenants (4)                                          4,383          5,042          1,017
Loans to venture capital companies (5)                               1,232          1,191            286
Receivables in respect of long-term lease transaction (6)           11,107          5,184          2,578
Deferred taxes                                                       6,104          6,164          1,417
Receivables and others                                                 654          5,634            152
                                                                  --------       --------        -------
                                                                   139,489        130,622         32,379
Less - allowance for doubtful debts                                (21,549)       (17,583)        (5,002)
                                                                  --------       --------        -------
                                                                   117,940        113,039         27,377
Less - current maturities                                           (4,155)        (2,193)          (965)
                                                                  --------       --------        -------
                                                                   113,785        110,846         26,412
                                                                  ========       ========        =======


     (1) Including primarily (i) E3.1 million (NIS 18.0 million) - Hungarian Forint and Polish Zloty deposits, bearing annual interest ranging 1.4% to 4.0%, intended mainly as security for the repayment of bank loans;
          (ii) a deposit in the amount of E7.5 million (NIS 44.5 million) bearing average annual interest at a rate of 1.7%, which has been deposited as security for bank guarantee provided by PC to Klepierre (see Note 9B.(3).a below); and (iii) a deposit of E0.9 million (NIS
          5.3 million) bearing annual interest at a rate of 1.95% is pledged as security for a guarantee provided by a foreign bank in favor of a supplier.

          Deposits pledged as security for the repayment of loans obtained by Group companies and/or to secure guarantees provided thereby in favor of third parties, have been included as due and payable concurrently with the loan repayment dates or upon release of guarantees for which they have been pledged.

     (2) (i) Loans to the management company or to its controlled companies (see Note 9B.(4)(a) below). A loan of NIS 7.2 million is linked to the US dollar, bears annual interest at a rate of Libor+1%, due and payable on December 31, 2006. A loan of NIS 14.3 million may be converted into shares - see Note 17A.(2) below. Should BEA Hotels N.V. (B.H.) decide not to exercise its option to convert the loan into shares, the loan would then be subject to the linkage and interest terms outlined above. The amounts to be received by the management company from the Group companies in respect of the former's interest in hotels owned by the latter (other than hotel management fees - see Note 17A.(1) below) will be used as security for the repayment of the loans. A loan of NIS
               0.9 million linked to the US Dollar and bears annual interest at a rate of 9% as well as a loan of NIS 2.2 million linked to the EURO and bears annual interest at a rate of 4.9%. B.H. received no security for these loans.

          (ii) NIS 5.4 million - loans to shareholders of a jointly held company (50%) within the PC group - see Note 10B.(9), below.

     (3)  Linked to the Israeli CPI, unsecured and bears no interest.

     (4) Linked mainly to the US Dollar, bears annual interest of Libor + 1.5% to 2.5%.

     (5) Loans to companies engaged in the biotechnology field, linked to the US Dollar, bears annual interest at customary commercial rates and are convertible into shares of the lender, under certain condition as stipulated in the agreements.

     (6)  See Notes 2Q above and 17A(8) below.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 - DEPOSITS, DEBENTURES, LOANS AND LONG-TERM RECEIVABLES (CONT.)

B.   REPAYMENT DATES:

                                                         DECEMBER 31 2004
                                                         ----------------
                                                            REPORTED
                                                            --------
                                                                   CONVENIENCE
                                                                   TRANSLATION
                                                                   -----------
                                                  (IN THOUSAND
                                                      NIS)           US$'000
                                                      ----           -------
       2005 - Current maturities                     4,155              965
       2006                                          4,686            1,088
       2007                                          1,277              296
       2008                                            375               87
       2009 and thereafter                          84,982           19,727
       Undetermined                                 22,465            5,214
                                                   -------           ------
                                                   117,940           27,377
                                                   =======           ======

C.   LIENS - see Note 17D.


NOTE 9 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES

A.   COMPOSITION:

                                                                           DECEMBER 31
                                                                           -----------
                                                               2004          2003            2004
                                                               ----          ----            ----
                                                             REPORTED      ADJUSTED        REPORTED
                                                             --------      --------        --------
                                                                                         CONVENIENCE
                                                                                         TRANSLATION
                                                                                         -----------
                                                               (IN THOUSAND NIS)           US$'000
                                                               -----------------           -------
ASSOCIATED COMPANIES:
  Shares (1):

    Cost (*)                                                   87,260         90,641         20,255
    Accumulated losses, net                                   (27,105)       (11,137)        (6,292)
    Adjustment arising from translation of
     autonomous investees' financial statements                 4,281          4,679            994
                                                              -------        -------         ------
    Total shares                                               64,436         84,183         14,957
  Loans (see (2) and B(3)d. below)                             16,664         24,629          3,868
                                                              -------        -------         ------
                                                               81,100        108,812         18,825
  Provision for impairment of investment                      (24,170)       (23,186)        (5,610)
                                                              -------        -------         ------
                                                               56,930         85,626         13,215
                                                              -------        -------         ------

OTHER COMPANIES -

 Vcon Telecommunications Ltd. ("Vcon")
     Shares - at cost                                          14,678         11,317          3,407
     Convertible debentures                                        --         10,618             --
                                                              -------        -------         ------
                                                               14,678         21,935          3,407
                                                              -------        -------         ------

                                                               71,608        107,561         16,622
                                                              =======        =======        =======

(*)  Including - goodwill:

                                                         COST(II)     NET BOOK VALUE
                                                         --------  --------------------
                                                                     DECEMBER 31
                                          AMORTIZATION   -------------------------------------
                                            RATE(I)      2004           2004          2003
                                            -------      ----------- ----------- -------------
                                               %                         (IN MILLION)
                                            -------                      ------------
      NIS                                      10         44.9          38.8           44.7
                                              ====        ====          ====           ====
      Convenience translation into US$                    10.4           9.0
                                                          ====          ====

          (i)  See also Note 2G. above.

          (ii) Net, after provision for impairment.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

A.   COMPOSITION: (CONT.)

     (1)  VENTURE CAPITAL INVESTMENTS - ASSOCIATED COMPANIES - SHARES:

          A.   GENERAL

               The group companies invest in hi-tech associated companies (initially through owned venture capital funds - "Invested Companies"). The Invested Companies engage in research and development operations and have not yet attained financial stability. The value of these investments is thus contingent upon the continued operation of the Invested Companies, which entails certain risks stemming from the nature of their operations including the uncertainty as to the success of development and marketing potential of the product. It is therefore, difficult to objectively assess the fair value of most of these investments due to the lack of a verifiable market-value. Nevertheless, the companies' managements are of the opinion that the fair value of the investments are not lower than their cost (net of provisions for decline in value, to the extent applicable).

               As to a law-suit filed by an employee of the EIL group - see Note 17B(7) below.

          B.   BIOTECHNOLOGY COMPANIES:

               GAMIDA CELL LTD. ("GAMIDA") (THROUGH ELSCINT BIO MEDICAL LTD.)

               Gamida is engaged in the expansion of hematopoietic (blood) stem cells therapeutics in clinical development for cancer and autoimmune diseases, as well as future regenerative cell-based medicines including cardiac and pancreatic repair.

               Elscint held, as of December 31, 2004, 33.3% of the equity and voting rights in Gamida and the right to appoint 25% of its directors. The shares held by Elscint are in part ordinary shares and in part preferred having anti-dilution rights and liquidation preference (US Dollar linked return of its investment in Gamida bearing 8% annual interest, prior to any distribution to ordinary share holders or holders of preferred shares with subordinated rights). Elscint holds an option, exercisable through May 2005, to receive additional 0.7% in consideration of $0.2 million. Should all the convertible securities of Gamida be so converted or exercised, then and in such an event, Elscint shall be diluted to 29.2%.

               In May 2003 Gamida signed an agreement with Teva Pharmaceutical Industries Ltd. ("Teva"), in the framework of which Teva invested $3.0 million in Gamida for an allotment of shares representing approximately 9% of Gamida's fully diluted share capital.

               Gamida also signed a memorandum of understanding with Teva, granting Teva an option for future cooperation with Gamida in respect of certain products being the subject matter of Gamida's developing technology ("the products"), and subject to agreed upon conditions. On February 16, 2005, Teva informed Gamida as to its decision to exercise the aforementioned option through establishment of a joint venture (JV) through which Teva shall invest, subject to completion of the transaction and the execution of a detailed agreement between the parties, up to $25.0 million (in installments subject to achieving various agreed upon milestones), in order to achieve completion of product development, manufacturing and commercialization. Gamida has granted to the JV, within the framework of the memorandum of understanding, a sole and an exclusive worldwide license to develop, manufacture and use the technology and other intellectual properties related to the products. Gamida has also granted Teva the right of First Look with respect to any and all Gamida's development and/or invention not in the framework of the JV. Other amounts, to the extent required, in order to finance the completion of JV's objectives, shall be provided in equal parts, by Teva and Gamida. Closing of the transaction and the execution of a definitive agreement are expected to be carried out by mid 2005.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

A.   COMPOSITION: (CONT.)

     (1)  VENTURE CAPITAL INVESTMENTS - ASSOCIATED COMPANIES - SHARES: (CONT.)

          B. GAMIDA CELL LTD. ("GAMIDA") (THROUGH ELSCINT BIO MEDICAL LTD.) (CONT.)

               Elscint Bio Medical Ltd. ("Bio") was bound by agreements with a company controlled by its former CEO (the "CEO"), entitling the CEO to shares representing 2% of Bio's issued and paid-up capital, in consideration for their nominal value. It was also provided that venture capital investments of Bio would be carried out such that Bio would invest 92% and the CEO - 8%, and that for the purpose of financing the CEO's investment, Bio would grant him a dollar-linked non-recourse loan bearing LIBOR+1% interest. It was further provided that should this agreement (or another agreement between them for the provision of consulting services) be canceled, Bio would be entitled, according to the conditions specified in the agreement, to acquire all or any of the CEO's holdings in the venture capital investments and in Bio at cost and/or at market value, as relevant (depending on the purchase date). In the fourth quarter of 2002, Bio and the CEO terminated the employment agreement then existing between them. Further to the termination of the agreement, Elscint transferred to itself the CEO's rights in Bio and in the venture capital investments, as payment for the loans, which it had provided to the CEO for acquisition thereof. A dispute arose between the parties, with the CEO contending that Bio had lost its right to acquire his holdings, as aforesaid, since the deadline, according to the agreement, for giving notice of its intention in this regard had expired. Bio's management disputes this contention and is acting to realize its rights under the agreement. The parties have not yet signed a full and final agreement for the waiver and/or settlement of their mutual claims. Elscint's management estimates that, it will not incur significant costs from the termination of the agreements, beyond those reflected in the financial statements.

               Concurrently with the termination of the employment agreement, Elscint's management has suspended execution of additional investments in the biotechnology field through Bio. As a result, Elscint's management estimates, based on the present scope and nature of its activity, that Bio at this stage has lost its status as a venture capital fund. Accordingly, Bio's investment in Gamida is classified as and from such date as an investment in an associated company.

          C.   TELECOMMUNICATION COMPANIES:

               GENERAL

               Due to the slowdown of the communication businesses and in light of the lengthy period that has elapsed since the Company's last investment in venture capital, management has temporarily suspended (as and from the fourth quarter of 2002) execution of further investments through its venture capital funds. Consequently and in light of the nature and scope of current operations of the Company's venture capital funds, management believes that they have at this stage, lost their status as such and, accordingly, the investments are classified, in the financial statements as and from the said date as investments in associated companies.

               The Company has principally agreed, to receive investment consultancy services, in the telecom and multi-media field of operations, from an employee of the EIL Group, in consideration of the grant, to the employee, inter alia, the right to purchase a certain share (to be agreed upon by the parties) of the Company's holdings in the invested companies, at the Company's cost (shares and shareholders' loans).

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

A.   COMPOSITION: (CONT.)

     (1)  VENTURE CAPITAL INVESTMENTS - ASSOCIATED COMPANIES - SHARES: (CONT.)

          C.   TELECOMMUNICATION COMPANIES (CONT.):

               OLIVE SOFTWARE INC. ("OLIVE")

               Olive is engaged in the development and marketing of products enabling a transparent link between traditional newspaper printing systems and the world of e-publishing, as well as digital archiving services for newspapers and libraries.

               In March 2004 Olive and its shareholders have entered into an agreement with the Sequoia Fund, under which the latter invested in Olive $6.0 million, in consideration of 26% (on a fully diluted basis) of the equity and control in Olive. The allotted shares have anti-dilution rights as well as liquidation preference to receive the amount of their investment with the addition of 8% annual interest thereon, prior to any distribution to other shareholders of Olive (including EUN). EUN's holdings have consequently been diluted to 30% of the equity and voting power and 25% of the rights to appoint Olive's directors. EUN's shares entitle it to anti-dilution rights as well as liquidation preference (return of its investment in Olive plus interest at LIBOR + 2% per annum, prior to any distribution to holders of ordinary shares or subordinated preferred shares). Assuming all of Olive's convertible securities be so converted into shares, EUN's interest in Olive would then be diluted to 26%.

               EASY RUN LTD. ("E.R.")

               E.R. is engaged in the development and marketing of "call centers" solutions, which support under a single platform, diversified infrastructure ranging from historical telephonia through to futuristic telecom equipment (IP switchboards) and modern e-commerce applications.

               The Company holds 42% of the equity and voting rights in E.R. as well as the right to appoint 40% of its directors. The shares held by the Company entitle it to anti-dilution rights as well as liquidation preference (as defined in the investment agreements).

               Within the framework of the rights offering executed by E.R. in August 2004, the Company invested $0.4 million (out of a $0.7 million total funding) calculated at $0.13 per share. In consideration for its investment, the Company was also granted warrants exercisable into shares, at $0.13 per share, up to a total amount of $0.8 million. In addition thereto, the Company converted a $0.4 million loan into shares of E.R. Assuming all loans (including those granted subsequently to the balance sheet date) be converted and warrants be exercised, as afore and below stated, the Company's interest in E.R. would then increase to 50% (fully diluted).

     (2)  VENTURE CAPITAL INVESTMENTS - ASSOCIATED COMPANIES - LOANS:

          A dollar linked NIS 3.0 million loan, bearing Libor + 2% interest, convertible into E.R. shares having anti dilution rights and liquidation preferences, using a conversion rate of mainly, $0.35 per each share. Additionally, the Company has a right to be granted upon conversion and without further consideration, warrants convertible into E.R. shares (vested with same rights) at a principal conversion price of, $0.81per warrant, up to a total amount of NIS 3.0 million. In January 2005, the Company has granted a loan to E.R. of an aggregate amount of $0.5 million, bearing annual 6% interest, repayable in January 2007 and convertible into E.R. shares at $0.13 per share, or, subject to certain conditions, at 80% discount of the next financing round price.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

A.   COMPOSITION AND ACTIVITY: (CONT.)

     (3)  INVESTMENTS IN ANOTHER COMPANY:

          Vcon is a public company whose shares are traded on the French stock exchange (Nouveau Marche), engaged in the field of long-range audio and video conferencing equipment using various telecommunication infrastructures.

          The Company recorded its investment in Vcon, up and through the third quarter of 2003, using the equity method. In November 2003 Vcon acquired the technologies and workforce of two communication technology companies in consideration for the issuance of shares and warrants exercisable into Vcon shares. Upon conclusion of the transaction, EUN's holdings in the ownership and voting rights in and to Vcon were diluted to 18%. Accordingly, as and from the fourth quarter of 2003, the investment in Vcon is stated at cost.

          In January 2004, an agreement was signed, according to which, Vcon had issued to a third party, ordinary shares in consideration of $10.0 million at $0.67 per share. Under the agreement between EUN and Vcon, dated June 2004, EUN received cash payment of $1.0 million as prepayment of part of its debentures, and converted, in addition thereto, the remaining debentures into shares at a price of $0.67 per share. As at December 31, 2004, EUN holds approximately 15% of ownership and voting rights in and to Vcon.

          EUN has a right, expiring in August 2005, to acquire up to 1.3 million warrants in consideration for $0.3 per warrant, convertible into non-negotiable ordinary shares of Vcon, within three years of acquisition date, at an exercise price (subject to adjustment) of $1.4 per share. Assuming conversion of all convertible debentures into shares and exercise of all outstanding warrants, EUN would then hold approximately 14%.

          Due to continuing gap between the book value of EUN's investment in Vcon shares and the market value thereof, a provision was included in 2004 for a decrease of E0.7 million (NIS 3.9 million) in the value of the investment.

          The value of EUN's holdings in Vcon shares according to the price thereof in the French Stock Exchange as at December 31, 2004 totaled E2.8 million and the book value thereof in EUN's records, as of such date E2.5 million (NIS 14.7 million).

B.   ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES
     THEREOF

     (1)  ELSCINT LTD.

          As at December 31, 2004, 721,500 ordinary shares are outstanding (out of a total of 850,000 shares as approved by the shareholders meeting of Elscint) which are held by employees and directors as well as by employees of the Group who provide services to Elscint ("employees"), issued by Elscint in December 2001. The terms of issuance (determination of consideration, financing of consideration, terms of financing - interest rate, repayment schedule and collateral, tax liability and eligibility for dividends) are identical to those stipulated upon share issuance made by the Company (see Note 18B. (i) below).

          All shares held by employees, are vested as at December 31, 2004. Some other shares were realized by employees following the balance sheet date, with remaining balance of 656,500 shares, immediately prior to the date of approval of these financial statements.

          In December 2003, an additional plan was approved, for the issuance of up to 116,000 warrants to directors and officers of Elscint. 50,000 warrants were issued, out of said total, for no consideration, according to the provisions of section 102 of the Income Tax Ordinance (capital course) at an exercise price equal to the average market price of Elscint's share over the 30 trading days preceding the issuance. Approximately half of the warrants have vested in the course of 2004 with the balance to vest during 2005.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

B. ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (CONT.)

     (1)  ELSCINT LTD. (CONT.)

          Assuming realization of all employees' rights to shares, the Company's holdings in Elscint could be diluted to 61%. The total loss which could result therefrom, to the Company amounts to NIS 20.1 million.

          In October 2002, Elscint distributed a dividend to its shareholders in a total amount of $19.3 million (reflecting $1.1 per share).

          As to the self-purchase of Elscint's shares - see Note 18B(iii) below.

          Elscint's shares are traded on the New York Stock Exchange ("NYSE"). The value of the Company's interest in Elscint, based on share price as of December 31, 2004 and immediately prior to the approval of these financial statements, is NIS 184.1 million and NIS 251.7 million, respectively. The adjusted value thereof in the Company's financial statements, as of December 31, 2004 is NIS 445.5 million (gross of deduction of cost of the Company's shares held by Elscint).

     (2)  INSIGHTEC - IMAGE GUIDED TREATMENT LTD. ("INSIGHTEC")

          A. Insightec is engaged in the development, manufacture and sale of noninvasive means for the treatment of blood vessel tumors (benign and malignant) and the localized injection of medication, as well as the development of decision support systems for operating rooms and trauma units. In October 2004, Insightec received Food and Drug Administration (FDA) approval for commercial use of the ExAblate system for removal of benign uterine fibroids, as developed thereby.

          B. In 2003, GE exercised an option granted thereto for the acquisition of additional 5% of Insightec's capital, in consideration for $3.0 million. Following the exercise of the option, GE holds approximately 19% of Insightec's shares. The agreement with GE for the acquisition of the shares (in December
               2001) stipulates several limitations on the execution of certain material transactions or activities not in the ordinary course of business, without obtaining GE's prior approval.

          C. In March 2004, Insightec and its shareholders have executed an agreement with Meditech Advisors LP ("MTA") a group of private investors, under which MTA invested in Insightec $3.0 million ($7.3 per share) in consideration of approximately 2.7% of equity and voting rights in Insightec (fully diluted). Within the framework of the agreement, the Company was granted warrants, convertible through a 3 year period, into approximately 6.5% of equity and voting rights of Insightec, at an aggregate conversion amount of $7.1 million, and all simultaneously with extension of the loans and guarantees provided by the Company to Insightec until March 2007.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

B. ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (CONT.)

     (2)  INSIGHTEC - IMAGE GUIDED TREATMENT LTD. ("INSIGHTEC") (CONT.)

          D.   CONVERTIBLE SECURITIES - OPTION PLANS

                                                             NUMBER OF SHARES (THOUSANDS)
                                                             ----------------------------
                                                                                                   SERVICE
                                                                                                  PROVIDERS
                                               EMPLOYEE OPTIONS           DIRECTORS OPTIONS        OPTIONS
                                               ----------------           -----------------        -------
                                               1999         2003         1999          2003
                                              PLAN (1)     PLAN (2)      PLAN          PLAN      2003 PLAN
                                              --------     --------      ----          ----      ---------
Shares issued to trustee through
  December 31, 2002 as per the "1999
  plan"                                        2,500                       150
Shares issued to trustee in 2003 - as
  per the "2003 plan"                                         500                       200          300
Designated shares transferred to the
  "2003 plan"                                   (673)         673          (50)          50
Undesignated shares transferred to the
  "2003 plan"                                   (311)         311
Shares transferred to offerees                   (54)
                                                ----        -----         ----          ---         ----
Shares held by trustee on December 31,
 2004                                          1,462        1,484          100          250         300
                                                ====        =====          ===          ===         ====
Shares designated and issued:
  Through December 31, 2002                    1,462                       100
  During 2003                                                 928                       250          20
  During 2004                                                 201
                                                ----        -----         ----          ---         ----
  Through December 31, 2004                    1,462        1,129          100          250          20
Undesignated shares as at December 31,
 2004                                                         355                               (4) 280
                                                ----        -----         ----          ---         ----
                                               1,462        1,484          100          250         300
                                                ====        =====          ===          ===         ====

Vesting of designated and issued shares:

  Through December 31, 2004                    1,462                       100
  During 2005                                                 928                       250           20
  As and from 2006 and thereafter                             201
                                                ----        -----         ----          ---         ----
                                               1,462        1,129          100          250           20
                                                ====        =====          ===          ===         ====

TERMS OF PLAN:

  Exercise price of each option into NIS
   0.01 par value ordinary share              NIS0.01            (3)    $ 3.33       $ 3.33      $ 5.35
                                                ----        -----         ----          ---         ----

Exercise period following date of grant
  (yrs)                                            7            7            7            7           7
                                                ====        =====          ===          ===         ====

          (1)  Granted in 1999 through 2001 (mainly 1999).

          (2) Includes 100,000 issued to Company's CEO (approved in the Company's shareholders meeting in December 2003), and 50,000 issued to one who served, at the grant date, as a director.

          (3)  928,000 options - at NIS 0.01; 201,000 options - at $5.85;
               355,000 options - not yet determined.

          (4) The Company's board of directors and audit committee have approved in 2003 issuance of 250,000 options in Insightec, for no consideration, to the Company's chairman of the board (its controlling shareholder), at an exercise price of $5.5 each. Issuance is subject to approval of the Company's shareholders meeting; designation of 30,000 options has not yet been determined.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

B. ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (CONT.)

     (2)  INSIGHTEC - IMAGE GUIDED TREATMENT LTD. ("INSIGHTEC") (CONT.)

          E. as to Company's investment in warrants, convertible into Insightec shares - see Note 14G. below.

          F. assuming conversion of all of Insightec's outstanding convertible securities, on December 31, 2004 the Company's interest would have been diluted to 52%.

          G. At year-end of 2002, the operations of Insightec and its wholly owned subsidiary (TxSonics) were merged. In 2005, Insightec and its shareholders on one hand, and the Israeli Tax Authorities on the other, have concluded the principles, subject to which the merger of Insightec and TxSonics was approved under section 103 of the Inland Revenue Ordinance, retroactively from December 31, 2002.

               Said approval provides, inter alia, that profit generated by EUN from the sale of its holdings in Insightec shall be considered as C.F.C. profits and shall be taxable at a rate of 25%, or any lower rate as determined by tax authorities.

               Limitations (as per law and approval), which shall apply to Insightec and its shareholders (including the Company and EUN) as a result of the merger, mainly pertaining to the realization of Insightec's shares or substantially all of the assets of the merged companies, are, subject to certain conditions, to terminate on December 31, 2005. Taxable consolidated loss of Insightec and TxSonics may be offset against future taxable income, over a 7 year period (16% each year), however not exceeding 50% of annual taxable net income per each year. EUN undertook, among other things, to deposit its Insightec shares with a trustee, as security of the tax payment to the Israeli Tax Authorities, upon realization of the shares by EUN. Should the companies fail to fulfill the terms of the approval and provisions of the law, validity of the approval shall be terminated retroactively.

     (3)  COMPANIES WITHIN THE PLAZA CENTERS (EUROPE) B.V. ("P.C.") GROUP

          A. On July 30, 2004, a transaction was consummated, within the framework of which, Klepierre - a French group of companies, an owner and operator of shopping centers in Europe ("Klepierre") - acquired from PC (EMI's wholly owned subsidiary) the entire equity and voting rights, in 12 Hungarian shopping centers (excluding an area of 11,160 sq.m. designated for construction of offices in the complex adjacent to the Duna Plaza commercial center in Budapest) ("the sold centers"), as well as 50% of the equity and voting rights in and to a wholly owned subsidiary of PC which operates as the management company of the Hungarian commercial and entertainment centers ("Hungarian Management Company"). The remaining 50% of the equity and voting rights in the Hungarian Management Company were retained by PC. Klepierre was granted a call option, exercisable as and from the 5th anniversary of the closing, to acquire the remaining 50% of the equity and voting rights in consideration for a price to be calculated upon exercise in accordance with an agreed upon methodology. Concurrently, PC was granted a put option to oblige Klepierre to acquire same shares under same conditions, in the event the call option is not so executed.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

B. ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (CONT.)

     (3)  COMPANIES WITHIN THE PLAZA CENTERS (EUROPE) B.V. ("P.C.") GROUP
          (CONT.)

          A.   (CONT.)

               Value of the sold centers and Hungarian Management Company (E287.0 million) was determined according to a methodology stipulated in the agreement, which is based, mainly, on the revenues thereof (net after deduction of certain operating costs and management fees at an agreed rate) and on agreed upon capitalization rates. Cash consideration paid to PC, which amounts to E94.1 million, was determined according to value of the sold centers with an addition of monetary and other balances, following deduction of banking and other monetary liabilities relating to the said assets (net after adjustment required based on audited financial statements as of June 30, 2004, which were settled in March 2005). As security for achieving certain future revenues, PC had provided a bank guarantee totaling E7.5 million which will annually decrease commencing from the fourth anniversary through the tenth, of closing. As security of fulfillment of certain tax related conditions (to the extent relevant, if at all), PC deposited E6.8 million in an escrow account, which have been released to the Company, in accordance with the agreement, in March 2005. As a condition to such release of the escrow funds and concurrently thereto, EMI provided, in favor of the purchaser, a 5 year guarantee, at a basic amount of E6.8 million as well as an additional amount up to an amount equal to 25% of same, and all, to secure certain payments to foreign tax authorities, if and to the extent imposed on the sold companies and which relate to the periods prior to the sale.

               The book value of the assets of those entities holding the sold centers, their revenues and operating profits, as recorded in the consolidated financial statements as of June 30, 2004 and for the 6 month period then ended, totals E 293.0 million (NIS 1,722.0 million), E20.4 million (NIS111.3 million) and E8.2 million (NIS
               45.0 million), respectively.

               The transaction consists of agreements of a future acquisition by Klepierre of additional property measuring approximately 12,000 sq.m. to be constructed (if and to the extent) by PC for them, as an extension to the Duna Plaza. Execution of extension and completion of the transaction are subject, among other things, to obtaining regulatory approvals and permits from various governmental authorities, during a specific period stipulated in the agreement, as well as to utilization of premises while fulfilling certain operational targets. The amount of consideration and schedule of payments, follows an agreed upon methodology, as well as assets value based on revenues and agreed upon capitalization rate.

               Upon consummation of the transaction, PC retained ownership of 4 operational commercial and entertainment centers in Hungary, as well as certain office area. PC also retained ownership of 3 operational commercial and entertainment centers in Poland, which were excluded from the transaction.

               The Jointly controlled Hungarian Management Company will continue to operate the sold Centers as well as said 4 Hungarian commercial and entertainment centers retained by PC and the office area adjacent to the Duna Plaza in Budapest. The 3 operational Polish commercial and entertainment centers are operated by a separate management company incorporated in Poland, the equity and voting rights of which are vested with PC.

               EMI guaranteed fulfillment of PC's undertakings under the detailed agreements.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

B. ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (CONT.)

     (3)  COMPANIES WITHIN THE PLAZA CENTERS (EUROPE) B.V. ("P.C.") GROUP
          (CONT.)

          A.   (CONT.)

               The gain from the transaction is included in the other income item in the statement of operations for 2004. Said gain excludes an amount of E11.2 million (NIS 65.8 million) to be realized subject to fulfillment of certain agreed upon conditions and obtaining of various permits and excludes also the additional gain expected from the abovementioned extension of the Duna Plaza.

          B. In January 2005, an agreement was signed by and between PC and the Dawnay Day Europe group - an international funds management company of the United Kingdom ("Purchaser") - in accordance with which, subject to fulfillment of certain conditions, Purchaser is to acquire from PC the entire equity and voting rights in 4 companies which own 4 commercial and entertainment centers in certain peripheral cities in Hungary ("Sold Centers").

               The asset value of the Sold Centers totals E54.4 million (NIS
               319.7 million), was calculated according to an agreed upon methodology and is based, mainly, on revenues thereof (net after deduction of certain operational costs and management fees). Net cash consideration which is to be paid to PC is estimated at E16.7 million (NIS 98.1 million) and determined according to the asset value of the Sold Centers together with monetary and other balances, after deduction of bank and other monetary liabilities pertaining thereto, (subject to adjustments, which may be required up to 60 days following consummation) and with the addition of a variable amount, determined based on the period that would lapse as and from the effective date of the transaction (December 31, 2004) through consummation thereof, which is estimated, as at the approval date of these financial statements, at E1.3 million.

               Consummation of the transaction is expected by April 2005. Should the transaction not consummate, the Company shall forfeit E0.5 million which was deposited by the Purchaser in escrow in the former's favor.

               The Company undertook within the framework of the agreement to guarantee achieving of certain operational targets of one of the sold centers, and all for a period of 3 years from consummation.

               The Company's management estimates that the amount of the guarantee which may be exercised totals as at the date of the agreement, E1.3 million (NIS 7.6 million).

               The Company undertook to guarantee fulfillment of all of PC's undertakings under the detailed agreements.

               The book value of the assets of the entities holding the Sold Centers, their revenues and operating profits thereof, as recorded in the consolidated financial statements as of December 31, 2004 and for the year then ended, totals E 55.4 million (NIS
               325.6 million), E6.9 million (NIS 40.5 million) and E2.5 million (NIS 14.7 million), respectively.

          C. PC holds 50% of the control and ownership rights as well as the right to appoint directors in Sadyba Centre S.A. ("Sadyba"), which holds and operates a commercial center in Warsaw, Poland. PC and the joint shareholder have principally agreed on the acquisition by PC of the latter's shares in Sadyba, in consideration for $20.0 million. Execution of the agreement is subject to receipt of financing from a foreign bank concurrently with the lifting of the liens granted to an Israeli bank on the shares in Sadyba as well as on the execution of a detailed agreement between the parties.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

B. ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (CONT.)

     (3)  COMPANIES WITHIN THE PLAZA CENTERS (EUROPE) B.V. ("P.C.") GROUP
          (CONT.)

          D. In December 2003 a transaction was concluded in the framework of which a wholly owned subsidiary of PC (the "Purchaser") acquired control of a Hungarian company (the "Target Company") from the Hungarian privatization board. The Target Company owns 320,000 sq.m. of land on the island of Obuda in the Danube River, located in the heart of Budapest. The Purchaser acquired 66.8% of the ownership rights thereof and 91.0% of the voting rights therein, in consideration for E18.0 million.

               In accordance with an arrangement between PC and a Hungarian commercial bank (the "Bank"), the Bank granted the Purchaser a long-term loan of E14.4 million to finance the acquisition. The loan is linked to the Euro, bears interest at EURIBOR + 2% per annum, and is fully repayable on December 3, 2005. As security for the loan, the Purchaser, among other things, pledged its shares of the Target Company. In addition, the Company undertook to guarantee repayment of the loan in the event that the construction plans are not approved, as detailed hereinafter. Shareholders rights in the Target Company will be subordinate to the Bank loan. In February 2004, the Bank had exercised an option (granted in terms of the agreement), to acquire 50% of the rights in the Purchaser in consideration for E2.3 million (representing 50% of the assets of the Target Company less 50% of loans received to finance the acquisition). Principles of joint control of the parties (50% each) were established in terms of the agreement.

               In April 2004, a shareholders (joint venture) agreement was executed, by and between the Purchaser and minority shareholders of the Target Company, which is subject to fulfillment of certain conditions (mainly, permit of the competent authorities to change of zoning and obtaining of building permits), in terms of which minority shareholders paid to the Purchaser $1.0 million in exchange of the harmonization of the voting rights thereof in the Target Company to their equity rights in same (33%). Minority shareholders were granted a put option for a period of 3 years following closing, to sell their shares in the Target Company to the Purchaser in consideration for a price which is to reflect the cost of the Target Company's shares acquired by the purchaser with the addition of interest at a rate of Euribor +2% per annum and less profits distributed thereby prior to sale.

               Resolutions of the Target Company are to be approved by majority of votes while exercising certain minority rights in specific extraordinary matters, in which a 75% majority of votes of shareholders or directors, as the case may be, is required. The parties undertook to complete their respective investments in the Target Company's shareholders equity, up to a rate of shareholder equity and bank loans not less then 20% and 80%, respectively.

               Concurrently with said agreement, another agreement was executed with a company owned by PC's former manager ("ESI") in terms of which such former manager is to be appointed as manager of the Target Company. It was also agreed that, subject to fulfillment of certain conditions, ESI shall purchase 10% of equity and voting rights of existing shareholders of the Target Company, in consideration for acquisition cost thereof, by the Purchaser from the Hungarian Privatization Board. Financing the purchase by ESI of its interest shall be finance through loans to be granted thereto by the shareholders, pro rata to their shareholdings, in the aggregate total amount of E0.6 million, repayable until 3 year from grant.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

B. ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (CONT.)

     (3)  COMPANIES WITHIN THE PLAZA CENTERS (EUROPE) B.V. ("P.C.") GROUP
          (CONT.)

          D.   (CONT.)

               The Target Company has construction rights for 300,000 sq.m. designated for offices, commerce, tourism, entertainment, recreation and hotels. Structures with an area of 55,000 sq.m. are presently built up on the land and leased to offices, restaurants and entertainment businesses. The parties intend to act to change the zoning according to the urban building plan, with a view to enhancing the value of the land and the construction thereon.

               Restrictions, on transfer of share, shall remain during a 2 year period following consummation of the abovementioned agreements.

               Immediately following completion of the aforementioned transactions and execution of all matter arising therefrom, the Company together with the Bank will jointly (50% each) control the Purchaser, whereas shareholdings in the Target Company are as follows - 60% of equity and voting rights to be retained by the Purchaser, 30% to be held by minority shareholder and 10% by ESI.

               Financial statements of the Purchaser and the Target Company are included in the consolidated financial statements of the Company by the equity method.

     (4)  COMPANIES IN BEA HOTELS N.V. ("B.H.") GROUP

          A. Thirty-five percent (35%) of the share capital of SHH (the company holding the ownership interest in the Shaw Hotel in London) is held by B.H., with another 35% being held by the Red Sea Hotels Group ("RSG"), and the balance (30%) - by another corporation ("The Shareholders"). The Shareholders and the companies controlled thereby are bound by an agreement in terms of which, inter alia, terms and conditions of holding in and to the SHH shares, are regularized (including voting rights and rights to appoint directors).

               Park Plaza Hotels Europe BV ("the Management Company"), B.H. and RSG, are bound by a methodology in terms of which the Management Company is entitled to receive 10% of "free funds for distribution" in excess of 10% of all shareholders' investments (10% of shareholders loans (principal) with the addition of 8% annual interest accrued thereon). The Management Company will also be entitled to all economic and other rights and benefits ("beneficial rights") pertaining to 10% of the rights deriving from all issued and outstanding shares of SHH, which are to be jointly held on its behalf, by B.H. and RSG. The legal rights attached to the shares as well as voting rights therein will be retained by the registered shareholders. The effective shareholding of B.H in SHH amounts therefore to 30%. The Management Company is entitled at any time to request the conversion of its beneficial rights into shares with identical rights to those held by the registered shareholders, subject to the investment of its proportionate share in SHH, the consent of all shareholders of SHH and that of the Hotel's financing banks.

          B. The Management Company is vested, in addition, with ownership rights at a respective rate of 5%-10% (excluding voting rights) in several corporations, which are held by B.H. jointly with RSG.

          C. B.H. holds, through a wholly owned and controlled subsidiary, incorporated in Romania ("Domino") - approximately 70% of SC Bucuresti Turism S.A. ("Bucuresti") which in turn owns a complex consisting of a hotel, an apartment hotel, commercial areas and a restaurant, situated in the heart of Bucharest, Romania ("the Bucuresti Complex"). Bucuresti was purchased through a privatization tender published by the State Ownership Fund of the Romanian government ("SOF"). The tender procedure was approved by a decision of the Supreme Court of Romania.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

B. ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (CONT.)

     (4)  COMPANIES IN BEA HOTELS N.V. ("B.H.") GROUP (CONT.)

          C.   (CONT.)

               The acquisition of most of the rights in Bucuresti was carried out within the framework of a memorandum of understanding ("MOU") for the establishment of a joint venture, 80% of the rights of which were to be held by B.H. and 20% of the rights by an unrelated third party ("Third Party Shareholder"). Based on the terms of the MOU, B.H. is entitled to receive 100% of Domino's profits to be distributed as dividends up to an aggregate amount of $2.0 million. Income in excess of such amount is to be distributed according to holdings ratio (80%: 20%). In addition, B.H. has a Put Option to oblige the Third Party Shareholder to increase its interest from 20% up to 50% (based in full investment cost) for period and in terms to be agreed upon by the parties. The parties undertook to finance the renovation of the hotel, should same be required. Should one of the parties fail to provide the financing pro rate to its share, holdings thereof will be diluted based on a methodology to be agreed upon.

               As a result of a breach of agreements and undertakings by the Third Party Shareholder, B.H. announced the termination of all agreements and simultaneously filed, together with its subsidiary a law-suit against the Third Party shareholder for all damages incurred thereby due to the latter's breach of contracts and undertakings. B.H. withheld, prior to filing the claim, the Third Party Shareholder's shares as security for fulfillment of its undertakings. As a result of the agreements' termination and the filing of the lawsuit, the Company believes, based on legal advice, that it is no longer required to transfer said shares, which follows that B.H., is in effect the holder of the entire share capital and voting rights (indirectly) in Domino.

               B.H. filed a monetary claim against the Third Party Shareholder for noncompliance with the indemnity conditions, in the framework of which attachments were imposed on the Third Party assets. In February 2003, the Third Party Shareholder filed a statement of defense against the suit. Mediation proceeding between the parties failed, and a notice to that effect was filed by B.H. in January 2005 to the competent court, accompanied by a request to schedule a preliminary hearing. Such hearing is yet to be scheduled.

               For information concerning legal actions filed in connection with the purchase and ownership of Bucuresti shares, and the real estate owned thereby- See Note 17B.(4), below.

               Bucuresti shares are traded on the Romanian stock exchange. The value of B.H.'s holdings in Bucuresti shares, based on the price of a Bucuresti share as of December 31, 2004, amounts to NIS 23.4 million, and their book value as of that date amount to NIS 234.0 million.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

C. THE FOLLOWING IS SUMMARIZED DATA OUTLINING THE GROUP'S SHARE IN ITEMS OF THE PROPORTIONATELY CONSOLIDATED COMPANIES FINANCIAL STATEMENTS

       AT DECEMBER 31, 2004 AND FOR THE YEAR THEN ENDED:

                                                                          (IN THOUSAND NIS)
                                                                          -----------------
                                                               PROPORTIONATELY CONSOLIDATED COMPANIES
                                                               --------------------------------------
                                                                             REPORTED
                                                                             --------
SHAREHOLDING                                        50%              33.3%              30%            TOTAL
                                                    ---              -----              ---            -----
Current assets                                     61,774               782             4,479            67,035
Fixed assets and other assets                   1,046,759             4,520           117,828         1,169,107
Long-term deposits, loans and receivables          11,253               735            11,104            23,092
Current liabilities                              (258,833)             (776)           (4,102)         (263,711)
Long-term liabilities                            (476,855)           (4,781)         (151,164)         (632,800)
                                                 --------            ------          --------          --------
                                                  384,098               480           (21,855)          362,723
                                                  =======               ===           =======           =======

Liabilities to (of) group companies               325,818            11,413           (14,674)          322,557
Shareholders' equity (deficiency)                  58,280           (10,933)           (7,181)           40,166
                                                   ------           -------            ------            ------
                                                  384,098               480           (21,855)          362,723
                                                  =======               ===           =======           =======

Revenues                                          171,303             2,080            13,241           186,624
                                                  =======             =====            ======           =======

Gross profit                                       69,681               632            10,109            80,422
                                                   ======               ===            ======            ======

Operating income                                   31,541               337            10,104            41,982
                                                   ======               ===            ======            ======

Net profit (loss)                                    (888)              496             1,505             1,113
                                                     ====               ===             =====             =====

                                                        CONVENIENCE TRANSLATION (US$'000)
                                                        ---------------------------------
                                                     PROPORTIONATELY CONSOLIDATED COMPANIES
                                                     --------------------------------------
                                                                     REPORTED
                                                                     --------
SHAREHOLDING                                      50%            33.3%          30%          TOTAL
                                                  ---            -----          ---          -----
Current assets                                   14,339            182          1,040         15,561
Fixed assets and other assets                   242,980          1,048         27,350        271,378
Long-term deposits, loans and receivables         2,612            171          2,578          5,361
Current liabilities                             (60,082)          (180)          (952)       (61,214)
Long-term liabilities                          (110,690)        (1,110)       (35,089)      (146,889)
                                               --------         ------        -------       --------
                                                 89,159            111         (5,073)        84,197
                                                 ======            ===         ======         ======

Liabilities to (of) group companies              75,631          2,649         (3,406)        74,874
Shareholders' equity (deficiency)                13,528         (2,538)        (1,667)         9,323
                                                 ------         ------         ------          -----
                                                 89,159            111         (5,073)        84,197
                                                 ======            ===         ======         ======

Revenues                                         39,764            483          3,074         43,321
                                                 ======            ===          =====         ======

Gross profit                                     16,175            147          2,347         18,669
                                                 ======            ===          =====         ======

Operating income                                  7,321             78          2,345          9,744
                                                  =====             ==          =====          =====

Net profit (loss)                                  (206)           115            349            258
                                                   ====            ===            ===            ===

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

C. THE FOLLOWING IS SUMMARIZED DATA OUTLINING THE GROUP'S SHARE IN ITEMS OF THE PROPORTIONATELY CONSOLIDATED COMPANIES FINANCIAL STATEMENTS (CONT.)

     AT DECEMBER 31, 2003 AND FOR THE YEAR THEN ENDED:

                                                               (IN THOUSAND NIS)
                                                               -----------------
                                                    PROPORTIONATELY CONSOLIDATED COMPANIES
                                                    --------------------------------------
                                                                  ADJUSTED
                                                                  --------
SHAREHOLDING                                       50%            33.3%          30%          TOTAL
                                                   ---            -----          ---          -----
Current assets                                   38,127            466          4,349         42,942
Fixed assets and other assets                   837,567          3,851        113,736        955,154
Long-term deposits, loans and receivables         2,479            747          5,388          8,614
Current liabilities                            (268,195)          (311)        (2,892)      (271,398)
Long-term liabilities                          (261,321)        (4,275)      (142,826)      (408,422)
                                               --------         ------       --------       --------
                                                348,657            478        (22,245)       326,890
                                                =======            ===        =======        =======

Group companies' liabilities                    312,113         10,579        (14,049)       308,643
Shareholders' equity (deficiency)                36,544        (10,101)        (8,196)        18,247
                                                 ------        -------         ------         ------
                                                348,657            478        (22,245)       326,890
                                                =======            ===        =======        =======

Revenues                                        138,630          1,783         13,578        153,991
                                                =======          =====         ======        =======

Gross profit                                     53,165            538          9,246         62,949
                                                 ======            ===          =====         ======

Operating income                                 19,843            228          8,980         29,051
                                                 ======            ===          =====         ======

Net profit                                           12             64          4,330          4,406
                                                     ==             ==          =====          =====

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 -     FIXED ASSETS

A.     COMPOSITION:

                                                                                   DECEMBER 31
                                                    --------------------------------------------------------------------------
                                                                                      2004
                                                    --------------------------------------------------------------------------
                                                                                    REPORTED
                                                    --------------------------------------------------------------------------
                                                                          REAL ESTATE
                                                    ---------------------------------------------------------

                                                              HOTELS                   COMMERCIAL CENTERS
                                                    ------------------------        -------------------------
                                                                      UNDER                            UNDER
                                                                      CONST-                           CONST-
                                                    ACTIVE(1)        RUCTION        ACTIVE            RUCTION            OTHER
                                                    ---------        -------        ------            -------            -----
                                                                                         (IN THOUSAND NIS)
                                                    --------------------------------------------------------------------------

COST
Balance as of January 1 (adjusted amounts)         1,116,088          448,757       3,162,590          238,578          191,076
Additions (disposal) in respect of initially
  consolidated (unconsolidated) companies                 --               --      (1,753,222)          36,906           (4,719)
Adjustments resulting from translation of
  foreign subsidiaries financial statements           80,813           44,384         137,473           14,378           10,737
Additions during the year                              1,801          148,964          26,572          153,280            4,620
Commercial centers whose construction ended
  during the year                                         --               --          50,770          (50,770)              --
Land whose ultimate designation is yet to be
  determined                                              --               --         (69,475)          27,673           41,802
Disposals in reported year                            (2,703)              --         (11,505)              --          (29,235)
                                                   ---------          -------       ---------          -------          -------
Balance as of December 31 (reported amounts)       1,195,999          642,105       1,543,203          420,045          214,281
                                                   ---------          -------       ---------          -------          -------

ACCUMULATED DEPRECIATION:

Balance as of January 1 (adjusted amounts)           158,443        (2)37,896         261,501               --            7,404
Additions (disposal) in respect of initially
  consolidated (unconsolidated) companies                 --               --        (246,530)              --             (553)
Additions during the year                             35,943               --          86,074               --            3,107
Adjustments resulting from translation of
  foreign subsidiaries company's financial
  statements                                          13,654            5,474           8,946               --              575
Disposals in reported year                            (2,312)              --          (2,205)              --           (3,917)
                                                      ------               --          ------               --           ------
Balance as of December 31 (reported amounts)         205,728           43,370         107,786               --            6,616
                                                     -------           ------         -------               --           ------

Payments on account of fixed assets                       --               --              --               --               --
                                                     -------           ------         -------          -------           ------
Provision for impairment of investments and
  assets (See C. below)                               52,092               --          80,144               --           14,413
                                                     -------           ------         -------          -------           ------
DEPRECIATED BALANCE NET BOOK VALUE:

   As at December 31 2004 (reported amounts)         938,179          598,735       1,355,273          420,045          193,252
                                                     =======          =======       =========          =======          =======

   As at December 31 2003 (adjusted amounts)         915,821          410,861       2,854,627          247,480          163,022
                                                     =======          =======       =========          =======          =======

                                                                      DECEMBER 31
                                                                      -----------
                                                                         2004                           2003
                                                                       --------                       --------
                                                                       REPORTED                       ADJUSTED
                                                                       --------                       --------
                                                     OTHER
                                                     FIXED                        CONVENIENCE
                                                    ASSETS         TOTAL          TRANSLATION           TOTAL
                                                    ------         -----          -----------           -----
                                                      (IN THOUSAND NIS)             US$'000          NIS'000
                                                    ------------------------       ----------        ---------
COST
Balance as of January 1 (adjusted amounts)           62,900        5,219,989        1,211,695        4,505,972
Additions (disposal) in respect of initially
  consolidated (unconsolidated) companies                --       (1,721,035)        (399,497)         (19,233)
Adjustments resulting from translation of
  foreign subsidiaries financial statements           1,589          289,374           67,171          312,401
Additions during the year                             1,521          336,758           78,170          448,801
Commercial centers whose construction ended
  during the year                                        --               --               --               --
Land whose ultimate designation is yet to be
  determined                                             --               --               --               --
Disposals in reported year                          (36,987)         (80,430)         (18,670)         (35,012)
                                                    -------          -------          -------          -------
Balance as of December 31 (reported amounts)         29,023        4,044,656          938,869        5,212,929
                                                     ------        ---------          -------        ---------

ACCUMULATED DEPRECIATION:

Balance as of January 1 (adjusted amounts)           22,584          487,828          113,238          350,849
Additions (disposal) in respect of initially
  consolidated (unconsolidated) companies                --         (247,083)         (57,354)          (2,311)
Additions during the year                             7,194          132,318           30,714          118,737
Adjustments resulting from translation of
  foreign subsidiaries company's financial
  statements                                            890           29,539            6,857           29,313
Disposals in reported year                          (19,730)         (28,164)          (6,538)          (8,760)
                                                    -------          -------           ------           ------
Balance as of December 31 (reported amounts)         10,938          374,438           86,917          487,828
                                                     ------          -------           ------          -------

Payments on account of fixed assets               (3) 4,419            4,419            1,027            7,060
                                                     ------          -------           ------          -------
Provision for impairment of investments and
  assets (See C. below)                                  --          146,649           34,041          102,486
                                                     ------          -------           ------          -------
DEPRECIATED BALANCE NET BOOK VALUE:
   As at December 31 2004 (reported amounts)         22,504        3,527,988          818,938
                                                     ======        =========          =======
   As at December 31 2003 (adjusted amounts)         37,864                                          4,629,675
                                                     ======                                          =========

----------
(1)    Includes a hotel in London leased for 25 years.
(2)    In respect of hotel, closed during 2003, for renovations.
(3)    See Note 17A.(12), below.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 10 - FIXED ASSETS (CONT.)

A.   COMPOSITION (CONT.):

     COST OF FIXED ASSETS INCLUDES:

                                                                  NET BOOK VALUE
                                                     -----------------------------------------
                                                                    DECEMBER 31
                                                     -----------------------------------------
                                                       2004            2003            2004
                                                     REPORTED        ADJUSTED        REPORTED
                                                     --------        --------        --------
                                                                                   CONVENIENCE
                                                                                   TRANSLATION
                                                                                   -----------
                                                        (IN THOUSAND NIS)            US$'000
                                                        -----------------            -------
      Financial expenses capitalized to cost
        of the buildings under construction          130,052         133,556         30,188
                                                     =======         =======         ======

B. COMPOSITION OF LAND & BUILDINGS, DISTINGUISHED BETWEEN FREEHOLD AND LEASEHOLD RIGHTS:

                                              NET BOOK VALUE AS AT DECEMBER 31, 2004
                        --------------------------------------------------------------------------------------------------
                                                         REPORTED AMOUNTS
                        --------------------------------------------------------------------------------------------------
                              HOTELS               COMMERCIAL CENTERS
                        --------------------       ------------------------
                                      UNDER                          UNDER
                                      CONST-                         CONST-                                   CONVENIENCE
                        ACTIVE       RUCTION         ACTIVE         RUCTION        OTHERS         TOTAL        TRANSLATION
                        ------       -------         ------         -------        ------         -----        -----------
                                                  (IN THOUSAND NIS)                                              US$'000
                        ---------------------------------------------------------------------------------      -----------
Freehold (1)           827,158        213,206        540,615        402,996        191,119      2,175,094        504,896
Leasehold:
  Capitalized        (2) 30,422            --      (7)606,869     (6) 17,049         2,133        656,473        152,384
  Uncapitalized      (3) 80,599     (4)385,529     (5)207,789            --             --        673,917        156,434
                     ----------     ----------     ----------       -------        -------      ---------        -------
                       938,179        598,735      1,355,273        420,045        193,252      3,505,484        813,714
                     =========      =========      =========        =======        =======      =========        =======

     (1) Majority of the rights are registered in the name of those subsidiaries, which own the rights thereto.

     (2) Leasehold rights (capitalized for a 50-year period until 2036), of the land area on which the Utrecht Park Plaza Hotel is situated, were acquired from the municipality of Utrecht. The execution of any change in the use of the land or the demolition of a building constructed thereon requires the consent of the municipality. The lessee has no rights of leasehold termination. The municipality has the rights to terminate the leasehold rights should it determine that the land is required for public use or in the event a court determines that the lessee failed to fulfill its undertakings under the terms of the lease.

     (3) The sub-lease rights, of the Sherlock Holmes Park Plaza Hotel, are for a period of 99 years (through 2095), in exchange for an annual fixed amount. The average annual rent payments for the years 2005 and 2006 are L0.6 million. The rent payments are adjusted every five years on the basis of "open market value". First such adjustment is to be carried out in October 2006. The company holding the property has an option to terminate the lease in 2059 with an advance notice of 2.5 years.

          A Red Sea Group company ("guarantor") guaranteed fulfillment of all undertakings of the lessee as if it was a principal party to the agreement. The guarantee contains a provision, by which, in the event the guarantee is exercised, the land-owners may require the guarantor to assume the lessee's position as a lessee. Two documents were executed between the guarantor and B.H., which establish the indemnification procedures amongst them, in relation to said guarantee.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 10 - FIXED ASSETS (CONT.)

B. COMPOSITION OF LAND & BUILDINGS, DISTINGUISHED BETWEEN FREEHOLD AND LEASEHOLD RIGHTS (CONT.):

     (4) The leasehold rights to a land area on which the Riverbank Park Plaza Hotel is located, are for a period of 125 years, in consideration for annual payment of L0.5 million, adjusted every five years based on the CPI in England, with the first such adjustment to be carried out in May 2005. The leasehold is subject to various previous rights exists on this property, as well as easements granted to certain authorities, contingent upon which the leasing of the property had been carried out; The lessee may not assign its rights to a third party without the lessor's consent; Should the lessee breach any of its undertakings under the agreement, then the lessor would have a right of forfeiture of the property, all as stipulated in the lease agreement.

     (5) Leasehold rights in respect of land in Warsaw, Poland, on which a commercial and entertainment center is constructed (Sadyba), at a depreciated cost (Company's share of 50%) of NIS 117.2 million, are for a period of 25 years (ending in 2021), in consideration for an annual leasing fee (50%) of E0.2 million (NIS 1.2 million), adjusted based on the CPI in Poland.

          Perpetual usufruct in respect of land in Poland, on which a commercial and entertainment center is constructed (Ruda Slaska), at a depreciated cost of NIS 90.6 million, in consideration for an annual leasing fee of PLN 0.5 million (NIS 0.7 million).

     (6) Leasehold rights in respect of areas of land in Lodz and Lublin (Poland) as well as Pilsen and Praha (Czech Rep.) which commercial and entertainment centers are designated to be constructed on, are mainly for a period of 99 years, in consideration for aggregate annual leasing fee of E0.3 million (NIS 1.5 million).

     (7) Capitalized lease rights in respect of the Arena entertainment and commercial center are for a period of 49 years with an option for an additional 49 year lease period. The option period will expire in 2086, subject to the lessee's compliance with the terms of the lease.

     (8) A subsidiary incorporated in Praha (Czech Rep.) has entered in October 2003, into an agreement with a third party, for the lease of commercial areas in a center to be constructed on property owned thereby, for a period of 30 years, with an option to extend the lease period by additional 30 years, in consideration for E6.9 million to be paid during construction, as advance payment, in respect of the lease period (excluding the option period).

     (9) PC has entered, in November 2003, into an agreement for the purchase of 50% of the ownership of a Company registered in Lublin, Poland ("MPSA"), in consideration for E1.1 million. Financing of the project to be constructed by MPSA is to be borne by both parties in equal shares, except for initial payment of $4.0 million which is to be provided by PC, with half of such amount shall be considered as a loan to the other shareholder. PC has invested through December 31, 2004, E3.7 million.

          Perpetual usufruct in and to the land - being the subject matter of the project - have been acquired from the local municipality for a period of 99 years, with a view of constructing thereon a complex, consisting of: a hotel, offices, congress center and the like. In accordance with the terms of the perpetual usufruct, MPSA was to commence construction within 12 months of receipt of a construction permit (2001) and complete same within 6 years of commence. MPSA undertook in terms of the agreement, to execute on its own account, part of the infrastructure and site development. MPSA has a right to acquire the land, upon completion of construction, at an agreed upon price (PLN 8.5 million (E2.1 million) net (after dedication) of accumulated lease fees paid through acquisition). As of the date of approval of these financial statements, construction of the complex has not yet commenced.

          The local municipality is entitled to terminate the perpetual usufruct if and to the extent the use of the land does not correspond to the approved usage and/or in the event unauthorized delays or schedule deviations occur. Should perpetual usufruct be so terminated, MPSA shall be entitled to demand reimbursement of its investment in the construction of the complex through termination.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 10 - FIXED ASSETS (CONT.)

B. COMPOSITION OF LAND & BUILDINGS, DISTINGUISHED BETWEEN FREEHOLD AND LEASEHOLD RIGHTS (CONT.):

     (9)  (Cont.)

          In November 2004 MPSA and the local municipality amended the agreement so as to divide the project into two stages, subject to the first (construction of the congress and commercial areas) being completed by May 2006. The second stage (construction of the hotel and office area) shall commence by no later than May 2009 and conclude by the end of 2011. The agreement forbids changes to be made to the size of the land designated for the hotel or office center or their respective designation. Should MPSA fails to comply with the timetable of the second stage a penalty shall be imposed thereon in the amount of PLN
          2.5 million (E0.6 million).

          The original construction permit is about to expire in June 2005. MPSA has filed for a new permit to be issued in accordance with the terms of amended agreement as aforestated. A revised construction permit has not been granted as at the date of approval of the financial statements. In the event the Company does not receive the revised permit and/or fails to fulfill its undertakings under the terms of the perpetual usufruct, then and in such events, its rights in and to the property may be materially adversely affected or utterly lost.

          PC's management is of the opinion that no reason exists which may prevent the grant, in the near future, of the revised construction permit by the local authorities, which will allow for the construction on site, of the commercial center as planned, and that there exists no reason which may prevent completion of construction on schedule. PC's management estimates that MPSA and the local authorities will agree on the change of size and/or designation of land, should same be required, for maximizing the potential vested in the land.

     (10) In March 2004, PC entered into an agreement for the acquisition, in consideration for E2.1 million, of 50% of the ownership in and to a Latvian corporation which owns land property, in respect of which construction permit has been issued, with the view of constructing thereon a commercial and entertainment center. Throughout 2004 and up to the date of approval of these financial statements, the Latvian corporation acquired additional land properties. PC's share in the cost of such land acquisition amounts to E2.4 million.

          The construction permit issued in respect of the land, which was valid at the time of PC's acquisition thereof, has expired in September 2004.

          Following the additional land acquisitions, and in light of the possibility which has arisen to substantially upgrade the scope of the project (including the construction of an underground parking, reducing construction costs, alterating the form of the project while improving same in comparison with the previous plans, etc.) PC has extensively changed the structure of the project, which required revision to be made to the building permit, in order to allow for the approval of the project in its expanded scope.

          In February 2005, a principle approval was granted for the structural changes and expansion of the project. Such approval while not constituting, per se, a construction permit, represents however a material milestone in the preliminary proceedings of filing various documents and requirements to the municipality, required for the issuance of the revised construction permit. PC is of the opinion that there is no reason, which may prevent the issuance of the building permit, and that same is expected, as per PC's estimate, to be granted by the end of 2005.

     (11) Construction works, on a land (freehold) designated for the construction of a commercial and entertainment center in Poland, the investment in which amounts to E2.4 million, have not yet commenced. The acquisition agreement contains a provision for a fine of E0.6 million to be imposed on the Company should construction of the commercial and entertainment center not be completed by December 2005. PC's management estimates that such provision will not be used and no substantial costs will be borne thereby due to its breach (if at all).

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 10 - FIXED ASSETS (CONT.)

B. COMPOSITION OF LAND & BUILDINGS, DISTINGUISHED BETWEEN FREEHOLD AND LEASEHOLD RIGHTS (CONT.):

     (12) In May 2000 a Greek subsidiary ("Helios") obtained a building permit for the construction of a commercial and entertainment center on the area of land owned thereby. The costs of the investment in and to the land (including development and other costs) totaled, on December 31, 2004, E21.0 million. Excavation works commenced in 2001, but shortly thereafter the works were suspended due to archeological findings at the site. Final clearance issued by the competent archeological authorities was obtained on February 2002. However, in terms of the archeological clearance, and in order to comply with the provisions of an environmental and traffic impact plan, Helios was required to carry out certain modifications to the architectural plans of the commercial and entertainment center. Upon completion of the new requirements, Helios submitted an application for a revised building permit. In December 2003, the local governmental authorities placed a one year moratorium on the issuance of all building permits for the entire Pireas Avenue strip (which includes the land owned by Helios).

          In November 2004 a new "land use law" for the area in which the site of Helios is situated was enacted, restricting the use of the site, only to office buildings and/or residential buildings and/or small size retail activities. In consequence, the status of the initial building permit allowing for the construction of a commercial and entertainment center, and the application for the amended building permit, has become unclear. Helios has filed a formal appeal to the courts of competent jurisdiction and to the authorities responsible for issuing building permits, in order for the original building permit to be restored.

          In February 2005, the Greek government issued a new law related to undertakings of contractors for public works. This law also stipulates new procedures regarding revoked building permits, or building permits which were the subject of moratoria. According to preliminary legal advice obtained, the implementation of this new law may have a positive impact on the actual status of the project.

          Considering, the unclear nature of the status of the initial building permit, the application for the amended building permit and the recent legislative changes which affect the project, the management of PC is currently reassessing the existing legal status situation, on one hand and is considering the alternative possible solutions which are available to it, on the other, in order to finalize the project as originally planned. In addition, PC's management is examining, simultaneously, the possibility that substantial changes may be required to be made to the extent and nature of the project, the viability of such alternative projects, and the commercial and financial implications of such changes.

          Notwithstanding the aforestated, PC's management estimates that the project cost, as recorded in Helios' books of record, does not exceed its recoverable amount.

     (13) In August 2001, a subsidiary, located in Lodz, Poland, received a construction permit for the construction of a commercial and entertainment center, which expired prior to the balance sheet date. Construction works in respect of this project have not commenced as at the approval date of these financial statements. The cost of investment in the land (including demolition and other development costs) amounts to E6.6 million. No zoning plans exist as at the balance sheet date, in respect of the area surrounding the respective land. Once construction plans are determined, new requests will be filed for a revised building permit. PC's management estimates that no additional substantial costs will be incurred thereby, in relation to obtaining the revised building permit and that the book value of the asset, as recorded in the financial statements, does not exceed its recoverable amount.

     (14) In April 2004, PC acquired a company, having rights in and to a land situated in the Czech Republic, in consideration for E5.4 million, with the view of constructing a commercial and entertainment center thereon.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 10 - FIXED ASSETS (CONT.)

C.   IMPAIRMENT OF LONG-LIVED ASSETS:

     (1) Repeated delays in the execution of infrastructure works by the Belgian authorities in the vicinity of the hotel owned by a Belgian subsidiary, which are beyond its control, are having an adverse effect on its activity and on the operation of the Aquatopia, which is located in the hotel site. In addition, repair works of certain material flaws in the operation of centralized systems, discovered upon the operation of the Aquatopia and which materially and adversely affect its scope of activity, may take a prolonged time to complete. In light of these delays Elscint deemed it necessary to re-examine the book value of its investment in the hotel and Aquatopia. As a result of this examination, Elscint included in its financial statements for 2004, a provision for the adjustment of the value of the investment to its fair value, the Company's share in which amounts to NIS 4.5 million (net of minority interest).

     (2) As part of the group's policy, project companies examine from time to time, the maximization of the economic potential of rental areas in the commercial and entertainment centers (under construction and operating), and accordingly make (during construction or operation) changes in the nature and/or classification and/or design of rental and/or self-operated areas. These changes some times substitute investments that were made during the course of construction of the center and/or shortly after the commencement of its operation. In view of the changes that are being implemented in or planned, certain project companies deemed it necessary to reexamine the economic value of some investments previously executed. As a result thereof and based on management's experience in realization of Hungarian centers as stated in Note 9B(3)a-b above and the ancillary proceedings, the project companies included in their 2004 financial statements a provision for loss (net after tax), the Company's share in which amounts to NIS 48.8 million.

D.   ANNUAL DEPRECIATION RATES - see Note 2H above.

     In March 2004, Elscint was furnished, per its request, with an opinion by a civil engineering firm in London, according to which the remaining economic useful life of two hotels owned thereby, which are located in London, is substantially longer than that which the group previously ascribed thereto (67 years). According to the said opinion, economic benefit period is no shorter period than 95 years. The group therefore, as and from January 1, 2004 depreciates the balance of such assets' depreciated cost as of December 31, 2003, over a 95-year period. Consequently depreciation costs for the year ended on December 31, 2004, have decreased by NIS 0.7 million.

E.   LIENS - see Note 17D below.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 11 - OTHER ASSETS AND DEFERRED EXPENSES

A.     COMPOSITION:

                                                                        DECEMBER 31
                                                                        -----------
                                                            2004         2003            2004
                                                            ----         ----            ----
                                                          REPORTED     ADJUSTED        REPORTED
                                                          --------     --------        --------
                                                                                     CONVENIENCE
                                                                                     TRANSLATION
                                                                                     -----------
                                                             (IN THOUSAND NIS)         US$'000
                                                             -----------------         -------
COST
Acquired patent rights, technical
  know-how and other intellectual property                  26,863       27,454        6,236
Hotels' and/or commercial centers'
  pre-opening expenses                                      20,048       15,023        4,654
Leisure and entertainment facilities operating rights       22,197       21,026        5,153
Expenses for obtaining loans                                31,324       42,114        7,271
Project initiation costs                                     3,242        3,929          753
Cost of obtaining long-term leases                          19,177       26,627        4,450
Cost of long-term service contract                           3,208        3,281          745
                                                             -----        -----          ---
                                                           126,059      139,454       29,262
                                                           -------      -------       ------

ACCUMULATED AMORTIZATION
Acquired patent rights, technical
  know-how and other intellectual property                  16,114       13,722        3,740
Hotels' and/or commercial centers'
  pre-opening expenses                                      16,404       10,328        3,808
Leisure and entertainment facilities operating rights       22,197       10,884        5,153
Expenses for obtaining loans                                 3,807        6,550          884
Cost of obtaining long-term leases                          10,474       11,768        2,432
Cost of long-term service contract                           1,204          404          279
                                                             -----          ---          ---
                                                            70,200       53,656       16,296
                                                            ------       ------       ------

AMORTIZED COST (NET BOOK VALUE)                             55,859       85,798       12,966
                                                            ======       ======       ======

B.   AMORTIZATION RATES - see Note 2I. above.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 12 - SHORT-TERM CREDITS

A.   COMPOSITION:

                                                              DECEMBER 31
                                       ------------------------------------------------------------
                                                 2004                      2003             2004
                                       ---------------------------         ----             ----
                                                          REPORTED       ADJUSTED         REPORTED
                                                          --------       --------         --------
                                       INTEREST                                         CONVENIENCE
                                         RATE                                           TRANSLATION
                                       ----------------                                 -----------
                                           %                 (IN THOUSAND NIS)            US$'000
                                       ----------------      -----------------            -------
  Short-term bank
   Loans: (1)
      US dollars                    Libor+ 1.00-3.35       276,512         360,964          64,186
      Euro                          Euribor+ 1.50-2.90      84,320          88,398          19,573
      Pounds sterling               Libor+ 2.90              1,394          38,875             324
      NIS                           Prime+ 1.10             23,067          19,190           5,354
                                                           -------         -------         -------
                                                           385,293         507,427          89,437

  Current maturities (2)                                   151,644         410,382          35,200
                                                           -------         -------         -------
                                                           536,937         917,809         124,637
                                                           =======         =======         =======

     (1) In 2004, the Company repaid to an Israeli Bank, loans totaling $17.0 million (NIS 73.2 million) out of deposits serving as security for these loans.

     (2) A long-term bank loan at an aggregate amount (as of December 31, 2004) of E13.5 million (NIS 79.3 million), received by PC's consolidated company to finance the construction and operation of a commercial and entertainment center in Poland, provides for certain financial and operational covenants for the duration of the loan period (see Note 17D.(3)a. below). The parties to such loan agreement follow the terms and conditions provided therein in respect of the long-term repayment schedule. Due to the failure of the consolidated company to comply with the covenants on December 31, 2004, the loan was included amongst current liabilities.

          As to other loans with long-term nature - see note 14F., below.

B.   LIENS - see Note 17D.


NOTE 13 - PAYABLES AND OTHER CREDIT BALANCES

                                                                                    DECEMBER 31
                                                                                    -----------
                                                                          2004         2003          2004
                                                                          ----         ----          ----
                                                                        REPORTED     ADJUSTED      REPORTED
                                                                        --------     --------      --------
                                                                                                  CONVENIENCE
                                                                                                  TRANSLATION
                                                                                                  -----------
                                                                           (IN THOUSAND NIS)        US$'000
                                                                           -----------------        -------
Government institutions                                                   28,182       26,314        6,542
Wages and fringe benefits                                                 23,289       19,380        5,406
Payables in respect of  currency transactions                                 --        4,195           --
Accrued interest payable                                                   5,640        6,965        1,309
Liabilities in respect of the acquisition of shares in subsidiaries
  (Note 18B(ii) below)                                                        --       19,132           --
Prepaid income                                                            16,768       12,278        3,892
CC Group companies                                                           830           --          193
Deferred taxes                                                             3,970        2,237          922
Deferred gain from realization of commercial centers
  (Note 9B(3)a, above)                                                    40,021           --        9,290
Advances in respect of land sale                                           6,310           --        1,465
Accrued expenses, commissions and others                                  58,436       81,525       13,563
                                                                          ------       ------       ------
                                                                         183,446      172,026       42,582
                                                                         =======      =======       ======

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 14 - LONG-TERM LIABILITIES

A.   COMPOSITION:

                                                                                  DECEMBER 31
                                                                                  -----------
                                                                     2004            2003            2004
                                                                     ----            ----            ----
                                                                   REPORTED        ADJUSTED        REPORTED
                                                                   --------        --------        --------
                                                                                                 CONVENIENCE
                                                                                                 TRANSLATION
                                                                                                 -----------
                                                                      (IN THOUSAND NIS)            US$'000
                                                                      -----------------            -------
LOANS -
From Banks and financial institutions                            2,415,616        3,115,097          560,727
Less - current maturities (1)                                     (151,644)        (410,382)         (35,200)
                                                                  --------         --------          -------
                                                                 2,263,972        2,704,715          525,527
                                                                 ---------        ---------          -------

CONVERTIBLE DEBENTURES (see G. below)                               58,101               --           13,487
                                                                    ------        ---------           ------

OTHER LIABILITIES:
Deferred income taxes                                               31,522           87,263            7,317
Taxes on income - provision                                          7,022           23,900            1,630
Suppliers                                                           14,579              974            3,384
Pre-paid rent income                                                11,470           23,803            2,662
Deferred gain from realization of commercial centers (Note
  9B(3)a, above)                                                    31,758               --            7,372
Accrued severance pay (2)                                              473              451              110
                                                                    ------          ------            ------
                                                                    96,824          136,391           22,475
                                                                    ------          -------           ------
                                                                 2,418,897        2,841,106          561,489
                                                                 =========        =========          =======

     (1)  See Note 12A.(2), above.

     (2)  see Note 15, below.

B.   LINKAGE BASIS AND INTEREST RATES ON LOANS:

                                                                        DECEMBER 31, 2004
                                                  -----------------------------------------------------------
                                                                                          REPORTED
                                                                         ------------------------------------
                                                                                                  CONVENIENCE
                                                  INTEREST RATES                                  TRANSLATION
                                                  --------------                                  -----------
                                                      %                  (IN THOUSAND NIS)          US$'000
                                                  --------------         -----------------          -------
       Loans classified per currency:
         Euro(*)                                Euribor+ 1.35-2.85            908,381               210,859
         Euro                                   5.10                          211,054                48,991
         Pound sterling                         Libor+ 1.40-2.85              550,331               127,746
         Pound sterling (*)                     5.80                          151,809                35,239
         US dollar                              Libor+ 2.50-3.35              580,458               134,739
         NIS                                    Prime+ 2.20                     8,642                 2,006
         South African rand                     Prime- 1.00                     4,941                 1,147
                                                                            ---------               -------
                                                                            2,415,616               560,727
                                                                            =========               =======

     (*) The interest on these loans are hedged by Swap transactions - see Note 23A.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 14 - LONG-TERM LIABILITIES (CONT.)

C.   REPAYMENT SCHEDULE:

                                                    DECEMBER 31, 2004
                                                    -----------------
                                                        REPORTED
                                                        --------
                                                                   CONVENIENCE
                                                                   TRANSLATION
                                                                   -----------
                                          (IN THOUSAND NIS)          US$'000
                                          -----------------          -------
First year - current maturities                151,644                 35,201
Second year                                    833,522                193,482
Third year                                      90,083                 20,911
Fourth year                                     94,127                 21,849
Fifth year                                     290,925                 67,531
Sixth year and thereafter                      955,315                221,753
                                             ---------                -------
                                             2,415,616                560,727
                                             =========                =======

D. In July, 2003, the Company and EUN signed detailed loan agreements with an Israeli bank for the purpose of extending the repayment dates of loans obtained from the bank totaling $65.0 million (NIS 280.0 million), for a 10-year period. The loans will be repaid (principal and interest) in 18 equal semi-annual installments, commencing on June 30, 2004. As part of the agreement, an arrangement to accelerate repayment was established as follows: (i) net amounts received by the Company and/or EUN, from public or private offerings of securities of the Company (and/or of its subsidiaries which were financed by the loan funds), as part of a business merger, as the result of the realization of assets and/or investments, or as the result of refinancing or any other receipt of capital by the Company (and/or its subsidiaries, as above), will be used first to repay the loans;
     (ii) net amounts so received from realization of the shares of PC or shares of a Project Company (by means of sale or issuance to a third party) or the sale of a project owned thereby (in full or part), will serve to repay part of the loans (relative to the portion sold) that were received to finance the investment in shares or projects realized, as the case may be; (iii) part of the net amounts to be received from refinancing will be used initially to repay the loans, as long as the total balance of the loans exceeds $40.0 million. The Company and EUN have the right, in terms of the agreement, to convert on any repayment date the linkage currency of up to 50% of the balance of the loans, to Euro.

     Upon consummation of the transaction for the sale of the commercial and entertainment centers, in July 2004 and the execution of an agreement (in January 2005), for the sale of 4 additional centers in Hungary, the Company and EUN are conducting negotiations with the bank with the view of mutually rescheduling the rate and scope of repayments and the other terms of credit. In the framework of re-examining various terms contained in the loan agreements, the bank has informed the Company that (i) repayment of the loans which the Company and EUN were obliged to repay as a result of such sale of the commercial centers, as stipulated in the loan agreements, is not yet required; (ii) repayment of the short-term credit (principal and interest; including current maturities of long-term banking credit), which the bank had provided the Company with, and which repayment dates had fallen prior to 31 December 2004, will be required on 1 January 2006, with the exception of credit in the amount of $7.0 million dollars (NIS 30.2 million), which had accrued for payment, as abovestated and which would become due and payable, upon the bank's demand, by 30 June 2005; (iii) the bank has consented, subject to certain conditions, to the conversion of the linkage currency of the entire (100%) balance of the loans provided to the Company, from US Dollar to EURO, at the request of the Company and/or EUN. Accordingly, the balance of the bank credits (with the exception of the aforementioned $7.0 million), was classified as long-term loans.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 14 - LONG-TERM LIABILITIES (CONT.)

E. Bank loans include loans granted to Elscint from an Israeli bank totaling NIS 294.5 million, for the security of which Elscint undertook, among other things, to provide certain additional collaterals in favor of the bank (see
     Note 17D.(2) below). The bank has informed Elscint, of its principal consent to reschedule the repayment of the aforementioned loans for a period of 10 years, and all subject to the furnishing by Elscint of additional agreed upon securities as well as the execution of detailed agreements between the parties. Elscint's management estimates, based on such understandings, that subject to its provision of such securities, the balance of the loan will be rescheduled for a long term period. The bank has informed Elscint in writing, that it does not intend to demand repayment of the loans prior to January 1, 2006. The bank has also informed Elscint that in any event of a full or partial sale, issuance or a refinancing by Elscint, or in any other event constituting a trigger event, occurring prior to January 1, 2006, a repayment of a certain amount , as agreed upon by and between the parties or failing such agreement - as determined by the bank, is to be executed.

F. Within the framework of agreements for the receipt from Israeli banks of long-term foreign currency credit facilities in an aggregate amount, in which Elscint's share totals NIS 395.7 million, (for the financing hotels and/or entertainment and commercial centers construction), the companies owning the properties undertook in favor of the banks to comply, throughout the duration of the credit, with certain financial and operating covenants. Should such companies fail to comply with all or any of such covenants, or upon the occurrence of certain events as detailed in the agreements, the banks will then be entitled to demand the immediate repayment of the loans. As of December 31, 2004, the borrowers are yet to comply with certain covenants, which in the opinion of the managements thereof do not affect their repayment ability (principal and/or interest) to the banks on a regular basis and the actual repayments, as aforesaid. The parties to the agreements follow the terms and conditions provided therein in respect of the long term repayment schedule or in accordance with the agreement with the bank, as the case may be. The borrowers' managements are of the opinion, based on previous experience, that the banks will not call for immediately repayment of the credit, as a result of such temporary breaches. Elscint's management believes therefore that these loans are vested with a long-term nature. In addition, the banks have informed Elscint in writing as to their consent to extend the term of the above-mentioned credit facilities until January 1, 2006.

G. Debentures (issued to the existing shareholders of Insightec) bear annual interest at the rate of LIBOR + 3% (payable or accruable thereon as per Insightec's sole discretion) and are repayable in September 2009. The debentures (principal and interest, if relevant), are convertible at any time (in whole or in part), into ordinary shares of Insightec, based on the lower of (i) a premoney valuation of Insightec - of $110.0 million ($7.3 per share); or (ii) at an 85% of the next equity financing round price per share (as defined in the investment agreement). In the event of a qualified IPO of the Insightec shares (as defined in the investment agreement) occurring after September 2007, the debentures will automatically be converted into Insightec shares. The debentures were recorded as per their net aggregate value after deducting of the Company's share in the total investment-- namely $7.5 million (with GE's share being -$7.5 million and that of MTA -$6.0 million).

H.   LIENS - see Note 17D.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 15 - ACCRUED SEVERANCE PAY

A.   COMPOSITION:

                                                                                    DECEMBER 31
                                                                      -----------------------------------------
                                                                        2004           2003            2004
                                                                        ----           ----            ----
                                                                      REPORTED       ADJUSTED        REPORTED
                                                                      --------       --------        --------
                                                                                                    CONVENIENCE
                                                                                                    TRANSLATION
                                                                                                    -----------
                                                                         (IN THOUSAND NIS)            US$'000
                                                                         -----------------            -------
       Provision for severance pay                                     2,841           2,498            1,868
                                                                       -----           -----            -----

       Less  -  amounts deposited in the severance-pay fund            1,286             965            1,507
             -  Europe Israel (M.M.S.) Ltd.                            1,082           1,082              251
                                                                       -----           -----              ---
                                                                       2,368           2,047            1,758
                                                                       -----           -----            -----

                                                                         473             451              110
                                                                         ===             ===              ===

B.   IN ISRAEL:

     The Group companies' liability to employees upon their retirement includes, primarily, voluntary and/or involuntary termination severance payments as well as adaptation grants. The liabilities are partially covered by ordinary deposits to employees' accounts at accredited pension and severance-pay funds and/or by acquiring insurance policies. Such deposits are not under the custody or management of the Group companies and, therefore, are not reflected in the balance sheet. The balance of such payment obligations not covered by the above-mentioned deposits and/or insurance policies is stated at the balance sheet as a liability for employment termination. Insightec reached an agreement with its employees, according to which they would accept the provisions of Section No.14 of the Severance Compensation Act, 1963 ("Section 14"). Section 14 allows Insightec to make deposits in the severance pay fund according to the employees' current salary. Such deposits are releasing Insightec from any further obligation with this regard. The deposits made are available to the employee at the time when the employer-employee relationship ends, regardless of cause of termination. An amount equal to such obligation is deposited on behalf of the respective companies in an accredited severance-pay fund. As to the transfer, from EIL to the Company, of amounts deposited in severance-pay funds (as security for the rights of the Company's chairman of the Board) - see Note 20A.(2) below. As of the financial statements approval date, balances of NIS 0.6 million have not yet been transferred to the Company.

C.   ABROAD:

     The obligations of foreign subsidiaries in respect of severance-pay to their respective employees, in terms of the laws of their respective countries of residence, and various valid labor agreements, are generally covered by ordinary payments executed to that end to governmental institutions, as well as by current payments to insurance companies for pension benefits and by the balance-sheet accrual.

NOTE 16 - INCOME TAXES

A.   COMPOSITION:

                                              YEAR ENDED DECEMBER 31
                              ------------------------------------------------------
                                2004           2003          2002            2004
                                ----           ----          ----            ----
                              REPORTED              ADJUSTED               REPORTED
                              --------         ------------------          --------
                                                                         CONVENIENCE
                                                                         TRANSLATION
                                                                         -----------
                                        (IN THOUSAND NIS)                  US$'000
                              ------------------------------------         -------
Current                          3,495           942         2,742          811
Deferred                        12,516       (29,580)        6,299        2,906
In respect of prior years         (207)        8,421        12,670          (48)
                                  ----         -----        ------          ---
                                15,804       (20,217)       21,711        3,669
                                ======       =======        ======        =====

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 16 - INCOME TAXES (CONT.)

B. PRINCIPLE TAX LAWS APPLICABLE TO THE MAJOR GROUP COMPANIES IN THEIR COUNTRY OF RESIDENCE:

     (1)  ISRAEL

          A. The Company and its Israeli subsidiaries are subject to income tax under the provisions of the Income Tax Law (Inflationary Adjustments), 1985, which introduced the concept of measuring results for tax purposes on a real basis. Corporate tax rate applicable to companies in Israel in 2004 is 35% which will gradually decrease in the coming years to a 30% tax rate in 2007 and thereafter.

          B. As from January 1, 2003, certain statutory provisions came into force and effect, concerning, among other things, the tax reform in Israel in respect of the following:

               1.   (a)  Taxation of profits of foreign companies considered as
                         Controlled Foreign Companies ("CFC"), if: (i) majority of revenues thereof are passive, as same is defined by law, or majority of profits thereof derive from passive revenues; (ii) the tax rate applying to the passive profits thereof in their country of residence does not exceed 20%; and (iii) over 50% of the means of control therein are held, directly or indirectly, by Israeli residents. In accordance with the statutory provisions, a controlling shareholder in those companies having unpaid profits, as same is defined by law, is deemed to have been distributed with a dividend representing its respective share in such profits (hereinafter:
                         "notional dividend").

                    (b) Taxation of a dividend received in Israel, out of profits generated or accrued abroad, as well as a dividend originating abroad.

               A notional dividend (and/or the distribution of dividends), as aforestated, will be subject to a 25% tax rate , less taxes which would have been paid abroad in respect of the dividend, had it in fact been distributed, or 35% less taxes actually paid abroad in respect of such profits, as elected at the sole discretion of the assessee.

          2. Taxation of an Israeli resident's profits accrued or generated abroad (through 2002, Israeli residents were taxed on such profits only if received in Israel).

          3. Capital gain tax from the realization of assets at a reduced rate of 25%. The reduced rate is to apply to realization of assets, commencing January 1, 2003 and thereafter, and will be calculated for the portion of the gain relating to the period subsequent to this date through realization.

          4. Method of loss offsetting - regarding business losses, capital losses, passive losses and CFC losses.

     C. During 2004, the Company, EIL and Elscint have completed an arrangement with the Israeli Tax Authorities, with effect from December 31, 2002, whereby a new tax basis has been determined for the Company's investments (on a consolidated basis) in foreign subsidiaries (hereinafter: "regulated revaluation" and "regulated assets"). The arrangement provides for no additional tax to be imposed in Israel on gains generated from the realization of regulated assets, and on dividends distributed therefrom, and all up to the amount of the regulated revaluation. Provision for those tax payments it expects to bear under the arrangement has been recorded in the company's statement of operations for the years 2002 through 2004, under the tax expenses for previous years' item. Taxes which relate to capital reserves from foreign currency translation adjustments deriving from the regulated profits were charged to said capital reserves.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 16 - INCOME TAXES (CONT.)

B. PRINCIPLE TAX LAWS APPLICABLE TO THE MAJOR GROUP COMPANIES IN THEIR COUNTRY OF RESIDENCE (CONT.):

     (1)  ISRAEL (CONT.)

     D. Insightec's enterprise was granted the status of "approved enterprise" ("AE") pursuant to the Law for the Encouragement of Capital Investments - 1959 ("the Law"), in respect of an investment (which has been completed, through December 31, 2004), of $0.4 million. This law provides for tax-exemption on undistributed income generated from the AE for a period of two years commencing the first year in which the AE has taxable income, and provides also for a reduced tax rate (25%) for the remaining five-year period. As at December 31, 2004, the benefit period had not yet commenced. Insightec has received, in February 2004, an approval for its $0.2 million expansion plan, to its existing enterprise.

          Insightec's benefit period is eligible for an increase from 7 to a 10-year period, in the event the investment therein, of foreign residents (as defined by Law) exceeds 25%. In the event such foreign residents' investment exceeds 49%, then the tax rate may decrease from a 25% rate to 10%-20%, based on their investment rate in each relevant taxable year.

          The period of benefits to these AE are limited to the earlier of 12 years from the commencement of production or 14 years following receipt of the approval document. Scope of benefit is determined by the ratio of the additional sales revenues during each benefited period over the sales revenue in the entire last year of production prior to the activation of each program (adjusted for the change in the wholesale-price index of the industrial output), divided by the total sales revenues in each of the tax-benefit years.

          The benefits as abovementioned are subject to the conditions stipulated in the Law, the regulations thereunder and the certificate based on which the investments were made. Failure to meet those conditions may lead to the termination of the benefits and trigger a demand for reimbursement of the amounts received (in whole or in part), with the addition of interest and linkage difference. Change in the ownership structure of a company owning an AE, including a public offering of over 49% or any private placement during the period of execution of the approved investment program through the end of execution of the period of benefits, is subject to the advance approval by the Investment Center.

          In the event of a distribution of tax-exempt earnings, as noted, in the form of a dividend, the distributing company would be subject to tax of up to 25%, while the distribution of earnings of an AE as dividends would be taxable to the recipient at an additional rate of 15% (for a period of 12 years from the end of the benefit period).

     (2)  USA

          A. Corporate tax applicable to companies incorporated in the US is 35%.

          B. US tax laws set limitations on the utilization of carry-forward tax losses in companies that have undergone a material change in ownership. Accordingly, should the transfer of the Company's shares to EIL (in 1999) be defined as a material change in ownership of Elscint, then the ability to utilize the accumulated tax-losses of a US subsidiary against future income will be considerably limited. Management, based on advice received regarding this matter, is of the opinion that there will be no limitation to the utilization of the carry-forward losses. As of December 31, 2004 the accumulated carry-forward losses utilized against current profits amount to approximately $5.2 million. No deferred income taxes have been recorded in respect of the unutilized balance of the carry-forward losses.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 16 - INCOME TAXES (CONT.)

B. PRINCIPLE TAX LAWS APPLICABLE TO THE MAJOR GROUP COMPANIES IN THEIR COUNTRY OF RESIDENCE (CONT.):

     (2)  USA (CONT.)

          C. A non-US company may (under certain conditions) be deemed for US income tax purposes as a Passive Foreign Investment Company ("PFIC") on the basis of an "income test" and an "assets test", as determined by the IRS. Once so defined, the US shareholders may be subject to additional taxes upon the distribution of earnings or assets and/or upon their realization of their holdings in such a defined company. Following the sale of the Company's and Elscint's activities (including, its enterprise, as detailed in Note 22 below) and due to their entry into other areas of activity, the managements of both companies believe - based on advice received for this matter - that in light of existing indicators they may not - under the circumstances - be considered as a PFIC. Nevertheless, there is no certainty that the companies' position would prevail with the IRS.

     (3)  THE NETHERLANDS

          A. Corporate tax applicable to companies incorporated in the Netherlands is 34.5%. In December 2004, a new law was introduced, in terms of which tax rates shall gradually decrease from 31.5% in 2005 to 30.0% in 2007.

          B. Under the "Participation Exemption", a dividend received by a Dutch company in respect of an investment in shares of other companies is exempt from corporate tax in Holland. A capital gain derived upon the sale of the shares of an investee company would be tax exempt , subject to the fulfillment of certain conditions stipulated in the law (including the holding percentage, the nature of activities of the holding and the investee company, etc.) Capital losses may not be offset unless the investee company had been liquidated (or is liquidated through 2007), under certain conditions. Dividends distributed from the Netherlands to Israel are subject to 5% withholding tax.

     (4)  ENGLAND

          A. Operating income and capital gains generated by the British resident group companies are subject to a 30% tax rate. Dividends received from a U.K. resident company are tax exempt; No tax credits are allowed for distributed dividends.

          B. Net rental income from real estate lease in England by foreign companies having investment activity in the U.K., would be taxed at 22%. Capital gains are tax-exempt.

     (5)  ROMANIA

          Through December 31, 2004, the corporate income tax rate for resident companies and non-resident entities with a permanent establishment in Romania is 25% (including capital gains). Commencing 2005, the tax rate has been reduced to 16%. Dividends paid to resident and non-resident corporations are subject to a final withholding tax of 10%, unless lower double taxation treaty rates apply. Losses may be offset against taxable income for a period of five years from the incurrence year-end.

     (6)  HUNGARY

          The corporate tax applicable to the income of Hungarian subsidiaries (including capital gains) is 16%. Dividends paid out of these profits are taxed at an additional 20%, subject to any respective double taxation treaty. Through December 31, 2003 a 5% withholding tax applied to the distribution of dividends from Hungary to the Netherlands. As and from May 2004 such distributions are exempt from withholding tax. Losses incurred as and from the fourth year of the entity's operations may be offset against taxable income for a period of 5 years, subject to compliance with a turnover expenses ratio, in accordance with the income tax regulations. Losses incurred during the first three years of operation may be offset indefinitely. Losses incurred from 2004 may be offset indefinitely.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 16 - INCOME TAXES (CONT.)

B. PRINCIPLE TAX LAWS APPLICABLE TO THE MAJOR GROUP COMPANIES IN THEIR COUNTRY OF RESIDENCE (CONT.):

     (7)  POLAND

          The corporate tax applicable to income of Polish subsidiaries (including capital gains) is 19%. Dividends paid out of these profits are subject to an additional (final) tax rate of 20%, subject to the relevant double taxation treaty. Through December 31, 2003 a 5% withholding tax applied to the distribution of dividends from Poland to the Netherlands. As from May 2004 through December 2004 such a distribution will be exempt from withholding tax. Losses may be offset against taxable income over a 5 year period, subject to a maximum annual utilization of up to 50% of the accumulated loss.

C.   EFFECTIVE TAX RATE:

          The following is a reconciliation between the income tax expense computed on the pretax income at the ordinary tax rates ("the theoretical tax") and the tax amount included in the consolidated statement of operations:

                                                                        YEAR ENDED DECEMBER 31
                                                         ----------------------------------------------------
                                                           2004          2003           2002           2004
                                                           ----          ----           ----           ----
                                                         REPORTED             ADJUSTED               REPORTED
                                                         --------        -------------------         --------
                                                                                                   CONVENIENCE
                                                                                                   TRANSLATION
                                                                                                   -----------
                                                                   (IN THOUSAND NIS)                 US$'000
                                                                   -----------------                 -------
Company's statutory tax rate (%)                              35             36             36             35
                                                          ======       =========       ========        ======

Income (loss) before income taxes -
per statement of operations                               40,861       (172,091)       (14,211)         9,485
                                                          ======       ========        =======          =====

The theoretical tax                                       14,301        (61,953)        (5,116)         3,320

Differences in tax burden in respect of:

  Utilization of prior-year losses for which
   deferred taxes had not previously been recorded       (25,213)       (19,753)       (26,340)        (5,853)
  Losses and other timing differences for which
   deferred taxes had not been created                    77,764         70,124         85,869         18,052
  Variances from different measurement principles
   applied for the financial statements and those
   applied for income tax purposes (including
   exchange differences)                                 (15,763)       (17,204)       (14,808)        (3,659)
  Differences in tax rates on income of foreign
   subsidiaries                                          (11,143)         7,370        (18,204)        (2,587)
  Adjustment due to changes in tax rate                   (1,992)        (8,709)            --           (462)
  Taxes for prior years                                     (207)         8,421         12,670            (48)
  Other differences, net (1)                             (21,943)         1,487        (12,360)        (5,094)
                                                         -------          -----        -------         ------
                                                          15,804        (20,217)        21,711          3,669
                                                          ======        =======         ======          =====

     (1)  Mainly tax-exempt income and non-deductible expenses.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 16 - INCOME TAXES (CONT.)

D.   CARRYFORWARD LOSSES AND DEDUCTIONS:

     As of December 31, 2004 the Group companies had accumulated tax losses and deductions amounting to NIS 1,200 million, which may be utilized in the coming years against taxable income at rates ranging from 16% to 35% depending on the country of residence.

     The realization of the carryforward losses is subject to taxable income available in those periods when these losses are deductible.

     Hungarian, Polish and Romanian tax laws have set a time limitation on the utilization of losses (see B.(5) to (7) above). Accordingly, the right to utilize carryforward losses in the amount of NIS 105.9 million, against taxable income, will gradually expire over the following years:

                               DECEMBER 31, 2004
                               -----------------
                                   REPORTED
                                   --------
                                                CONVENIENCE
                                                TRANSLATION
                                                -----------
                      (IN THOUSAND NIS)           US$'000
                      -----------------           -------
        2005               32,215                7,478
        2006               22,370                5,193
        2007               19,028                4,417
        2008               32,275                7,492
                           ------                -----
                          105,888               24,580
                          =======               ======

     Computation of said carryforward taxable losses includes Insightec's losses in an aggregate amount of NIS 167.0 million. Insightec's management estimates that its income, throughout the utilization period of said losses, will be tax-exempt, hence no tax benefits are expected in respect of these losses, in the foreseeable future. As to the limitation on utilizing Insightec's losses as a result of a merger pursuant to section 103 of the Income Tax Ordinance - see Note 9B.(2)g., above

     As to the balance of carryforward losses which are currently disputed by the tax authorities - see Note 17C.(5), below.

E.   DEFERRED TAXES IN RESPECT OF NON-MONETARY ASSETS:

     Deferred taxes, not recorded in respect of the CPI-adjusted amounts of buildings and net book value of assets for which depreciation is not deductible for tax purposes (for which it was determined not to record deferred income taxes), amounted as at December 31, 2004, to approximately NIS 48.0 million (see, in addition, Note 2W., below).

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 16 - INCOME TAXES (CONT.)

F.   DEFERRED INCOME TAXES:

                                                                                   DECEMBER 31
                                                                                   -----------
                                                                        2004          2003            2004
                                                                        ----          ----            ----
                                                                      REPORTED      ADJUSTED        REPORTED
                                                                      --------      --------        --------
                                                                                                  CONVENIENCE
                                                                                                  TRANSLATION
                                                                                                  -----------
                                                                          (IN THOUSAND NIS)           US$'000
                                                                          -----------------           -------
Accelerated depreciation differences in respect of fixed assets         1,779         70,363            413
Difference between fair value of real estate at acquisition and
  related cost for income tax purposes                                  8,786         30,471          2,040
Timing differences - income and expenses                              (12,665)       (17,280)        (2,940)
Carryforward tax losses and deductions                               (353,040)      (258,774)       (81,950)
                                                                     --------       --------        -------
                                                                     (355,140)      (175,220)       (82,437)
Valuation allowance                                                   384,528        258,556         89,259
                                                                      -------        -------         ------
Total (*)                                                              29,388         83,336          6,822
                                                                       ======         ======          =====

(*) Presented in:

       Long-term liabilities                                           31,522         87,263          7,317
       Short-term liabilities                                           3,970          2,237            922
       Long-term receivables                                           (6,104)        (6,164)        (1,417)
                                                                       ------         ------         ------
                                                                       29,388         83,336          6,822
                                                                       ======         ======          =====

G.   FINAL TAX ASSESSMENTS:

     The Company, Elscint and certain Israeli subsidiaries have received final tax assessments, part through 1998 - 1999 and others - through 2002. Certain foreign group companies have received final tax assessments for the years through 1999 while others have not been assessed since incorporation. See in addition - Note 17C.(5), below.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 17 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS

A.   COMMITMENTS

     (1)  A.   Elscint's hotels (located in the Netherlands, Belgium and
               England) are managed by Park Plaza Hotel Europe B.V. (the
               "Management Company"), in consideration for an annual fee of 2% of the room revenue as well as 7% of the gross operating profit as defined in the agreements. The companies also participate in certain part of the expenses incurred by the Management Company in the course of performance of its due obligations, up to 3% of the said gross operating profit. Upon a sale of any hotel or the transfer of control therein to a third party, the companies owning the respective hotel are obliged to pay the Management
               Company an amount equal to 7% of the operating profit of the year preceding such sale or transfer. In the specific event of a sale of the Victoria Hotel in Amsterdam, then the Management Company shall also be entitled to receive 2.5% of any profit generated from such a sale.

          B. Within the terms of the management agreements, B.H. Group companies ("the Companies") were granted a sub-franchise by the Management Company allowing them the utilization, throughout the term of the management agreements, of the "Park Plaza" name, in relation to the hotels owned and operated thereby, in consideration for monthly royalties not exceeding 1.5% of the revenues.

          C. Two Group companies have agreed with the Rezidor group, on the future management of two hotels, currently under construction and/or renovation (the National Ballet Building in Hungary, that is intended to operate under the "Regent" brand name and the Bucuresti hotel in Bucharest that is planned to operate under the brand name "Radisson SAS"). The 20 year management period shall commence once construction and/or renovation is completed. The managing company undertook within the framework of the management agreements, to guarantee that the adjusted operating income will not decrease below a fixed annual amounts, as stipulated in the agreements. The total aggregate amount of the guarantee will not, however, exceed, cumulatively during the term of the agreements, those amounts as stipulated in the agreements.

     (2) B.H. was granted an option exercisable until December 31, 2005, to purchase from the Management Company, 33% of the latter's' ownership and control rights in a company owned thereby, incorporated with the view to acquire the businesses (including tangible assets, hotel management agreements, management rights, rights to use trade names, etc.) of the Park Plaza chain in Europe (hereinafter "the Acquired Company"). B.H. has granted the Management Company a loan, under the terms of the agreement, of $ 5.0 million (see Note 8A.(2), above). The scope of B.H.'s investment may increase by $ 2.25 million, if, and to the extent such amount is required to finance acquisition of additional assets by the Acquired Company. The Management Company has an option, exercisable, in the event disagreements arise between the parties as to the Management Company's rights, to acquire, at any time, the B.H. shares, in consideration for an amount equal to the cost of B.H.'s original investment.

     (3) The Company and/or its subsidiaries are bound by the following agreements, with Control Centers Ltd. ("CC") and/or companies controlled thereby:

          a. A framework agreement to provide coordination, planning and supervision services over projects for the construction of commercial centers, the initiation of which began during the term of the agreement (through December 31, 2002), in consideration for 5% of the actual costs of execution of each project (excluding land acquisition costs, general and administrative expenses and financing costs), payable according to milestones stipulated in the specific agreement for each project. Additionally, CC will be entitled to reimbursement of reasonable expenses directly incurred thereby for fees of external consultants required for the provision of the services and the like, at an amount not to exceed $50,000 per project.

          b. An agreement with Jet Link Ltd., (a company controlled by CC) for the provision of aviation services, (up to 150 flight hours per annum) for ongoing operations, in connection with projects abroad, in consideration for payment calculated on the basis of the price list of Jet Link Ltd., net of a 5% discount.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 17 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

A.   COMMITMENTS (CONT.)

     (4) On November 29, 2004, a binding Term Sheet was executed by the Company and Elscint (in equal parts) on one hand, and Taya Communications Ltd. ("Taya") on the other hand, for the establishment of a joint venture (50% each) which shall submit a bid for the tender published by the Second Television and Radio Authority, for the award of a license for the operation of the "Channel 2" television channel in Israel for a 10 year period (the "Term Sheet"). The tender bid was submitted in the end of January 2005. The Company's and Elscint's share in the total aggregate costs of the joint venture up to completion of the tender bid, may amount, should the tender bid fails, to NIS 5.0 million (NIS
          2.5 million each; out of which NIS 0.9 million had been expended by each, through December 31, 2004). In the event that the tender bid succeeds, each partner to the joint venture will bear costs thereof, pro rata to their respective holdings therein.

          Upon submission of the tender bid, winning (if at all) and operating same, the parties to the Joint Venture shall be obliged to fulfill, pro rata to their holdings therein, certain financial obligations (including payment of a one-off franchise fee at an amount offered in terms of the tender bid, provision of letters of undertaking and deposits as well as good standing collateral to secure fulfillment of tender and franchise terms). Within the framework of the tender bid and in accordance with the resolution of their respective boards of directors, the Company and Elscint each undertook vis-a-vis the joint venture, to provide credit and collateral and to finance working capital investments as well as other commitments, in an aggregate amount of up to NIS 32.5 million each. The Company and Elscint may elect, during the 12 month period of commencing the joint venture's broadcasts and subject to certain conditions, to convert their holdings in the joint venture into shares of Taya.

          The Term Sheet stipulates, inter alia, the terms of employment of the joint venture's CEO ("CEO"), in accordance with principles agreed between the CEO and Taya. Such principles were incorporated into the employment agreement signed and executed by and between the CEO and Taya in January 2005. The agreement also provides for the acknowledgement of the Company and Elscint as to Taya's undertaking to transfer to the CEO, 5% of its holdings in the Joint Venture (2.5% indirectly) and for the Company's and Elscint consent to each bear 25% of the costs stemming from actual payments executed by Taya to the CEO pertaining to his said holdings, whether by way of profit distribution or sale of his holdings, and all immediately upon Taya's execution of such payments.

          It was additionally stipulated in the Term Sheet that the Company and Elscint acknowledge Taya's undertaking to grant options to the CEO, for the acquisition of Taya shares and should the tender bid be successful, the Company and Elscint (respectively) are to bear 25% of the costs stemming from exercising such options, and all in accordance with the terms as stipulated by the parties and up to a maximum amount of NIS 0.4 million each.

     (5) The Company, EIL and Elscint, are bound by an agreement, the validity of which has been extended through 31 December 2005, for the allocation of costs (direct and indirect) of internal departments within the group. The costs are allocated by and between the parties according to actual attribution thereof. Each party to the agreement may elect to terminate same at the end of each 12-month period, by giving an advance notice to this effect. The abovementioned extension was approved by the audit committee and the board of directors of all parties .

     (6) In December 2004, Elscint signed and executed a letter of intent for the acquisition of 100% of the equity and voting rights of an Israeli company (the "Acquired Company"), which operates a chain of nine fashion stores that market the MANGO-MNG(TM) brand name in Israel, in consideration for E2.85 million. Upon consummation of the transaction, the Acquired Company will execute distribution agreements with the brand name owners for a 10-year period, subject to fulfillment of certain conditions. Elscint has retained the right to introduce additional purchasers, provided that it retains the control in and to the Acquired Company.

          The consummation of the transaction is subject to the completion of a due diligence examination, the receipts of third party approvals and the execution of a definitive agreement between the parties.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 17 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

A.   COMMITMENTS (CONT.)

     (7) Insightec is obliged to pay royalties to the Israeli Office of the Chief Scientist ("OCS") - in respect of products, in the development of which the OCS has participated, by way of grants - at a rate of 3% to 3.5% of the net proceeds received (directly or indirectly) from the sale of such products, and up to the amount of the grants received. Total grants received through December 31, 2004, which remain outstanding or for which no royalties have been provided, amount to $
          10.6 million (NIS 44.0 million).

     (8) A hotel in England was leased as from 2003 to a company engaged in the hotels business for a period of 25 years in consideration for fixed rental fees for each of the initial four years of the lease. Commencing the fifth year and throughout the term of the lease period, rental fees are to increase at an annual rate of 2.5%. Payments of the rental fees are guaranteed by a deposit in the amount of L2.5 million (Elscint's part being L0.75 million). The lessee was granted an option to extend the lease period by two consecutive periods of 15 years each.

     (9) In October 2001 an engagement between Bucuresti and Control Centers' wholly owned subsidiary ("CCS"), was approved at the shareholders' meeting of Elscint. In accordance with such engagement, CCS is to provide coordination, planning and supervision services with respect to the renovation works of the Bucuresti Hotel complex, for a fee equal to the lower of (i) 5% of total actual costs of the renovation works (excluding general and administrative as well as financing costs); and (ii) 5% of $30 million. The parties are yet to execute a definitive agreement.

     (10) In 2001, the "Elezra Group" won the right to purchase, through privatization, the shares of the state owned Afridar - Ashkelon Housing and Development Ltd. ("Afridar"). The Elezra Group consists of Elezra Developments and Investments Ltd. ("Elezra") and Elbit Medical Holdings Ltd. - a subsidiary of the Company ("Elbit Holdings"), as well as the Company and Mr. Eli Elezra as interested party (altogether: the "Group"). Immediately following the triumph, the members of the Group signed a principle-agreement so as to regulate and govern the relations thereby, according to which Elezra would bear the entire acquisition costs of the Afridar shares (NIS 80 million), while the Company and/or Elbit Holdings would hold the Afridar shares, which would be registered in their name, in trust for Elezra.

          Transfer of the shares among the members of the Group is subject to the consent of the Israeli Governmental Companies Authority ("IGCA"). In the absence of such approval, the Company and/or Elbit Holdings will remain the owners of the Afridar shares until such time that the restriction on transfer thereof is lifted. Elbit Holdings and Elezra would remain, under such circumstance, jointly and severally, liable to IGCA as well as to the State of Israel for all undertakings applicable to purchasers of Afridar shares. The sale of control in and to Afridar (directly or indirectly) is contingent on the assignment to the purchaser of all seller's obligations in favor of IGCA, all as stipulated in the agreement. Elezra undertook to indemnify the Company and/or Elbit Holdings for any expense and/or damage and/or claim and/or loss and/or payment demand and/or any other expense incurred by the Company and/or Elbit Holdings in connection with the acquisition of the Afridar shares, the holding of same in trust, transfer thereof by and between the parties and the abovementioned principle-agreement. As of the date of approval of these financial statements, the rights in and to Afridar, had not been assigned. Company's management estimates that it is not exposed to any costs and/or damage in respect of these holdings.

     (11) The Hungarian Management Company, 50% of the shares of which are owned by PC (see Note 9B.(3)a.) is bound by agreements with companies owning commercial and entertainment centers (some of which are owned by a third party) for the provision of managements services, in consideration for management fees (calculated as a percentage of their rental revenues and on the scope of obtaining tenants) and the reimbursement of current expenses for the handling of unoccupied premises.

     (12) PC is bound by an agreement for acquisition of an aircraft for $ 5.0 million. As of December 31, 2004, PC has paid approximately $ 1.0 million.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 17 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

A.   COMMITMENTS (CONT.)

     (13) As to the execution of an employment agreement with the Chairman of the Board of Directors - see Note 20A.(2) below.

     (14) Currency transactions - see Note 23A, below.

     (15) A. Minimum future rental payments due under the Company's current operating leases (see Note 10B. above) as of December 31, 2004 are as follows:

                                                         REPORTED
                                          ------------------------------------
                                                                   CONVENIENCE
                                                                   TRANSLATION
                                                                   -----------
     YEAR ENDED DECEMBER 31,             (IN THOUSAND NIS)           US$'000
     -----------------------             -----------------           -------
     2005                                      9,616                   2,232
     2006                                      9,902                   2,298
     2007                                      9,902                   2,298
     2008                                      9,902                   2,298
     2009                                      9,902                   2,298
     Thereafter                              748,852                 173,828
                                             -------                 -------
                                             798,077                 185,252
                                             =======                 =======


          B. Aggregate amount of long-term commitments in respect of construction services totaled, as of December 31, 2004, to approximately NIS 321.3 million ($74.6 million).

     (16) PC is a party to an agreement with third parties, for the provision of manpower, management, supervisory and logistical services, in exchange for a payment of a certain commission.

B.   CLAIMS

     (1) In November 1999, a number of institutional and other investors, holding shares in Elscint, filed a lawsuit in the Haifa District Court against the Company, Elscint, EIL, Control Centers and others. The plaintiffs also requested the certification of their claim as a class action suit on behalf of all those who had held Elscint shares on September 6, 1999, and continued to do so as at the filing date of the suit (excluding the Company and certain other shareholders). The claim alleges discrimination against Elscint's minority shareholders arising from various transactions or activities carried out by its controlling shareholders and directors, which allegedly caused them financial loss, manifested by the 45% ($100 million) decline in the value of Elscint's shares in the period from February 24, 1999 to the claim's filing date.

          The principal remedy requested in the claim is a court order instructing the Company to carry out a tender offer of Elscint's shares at $14.0 per share as the former allegedly undertook, in its letter to Elscint of February 1999, or alternatively, to purchase the shares in their possession, at a price to be determined by the Court. As another alternative, the plaintiffs requested the court to issue an injunction prohibiting execution of the September 9, 1999 transactions (acquisition of the hotel operations and the Arena commercial center in the Herzliya Marina (under construction), by Elscint, from EIL and Control Centers, respectively) and the refund of all and any amounts paid thereunder. Part of the remedies were requested as a derivative claim on behalf of Elscint.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 17 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.   CLAIMS (CONT.)

     (1)  (CONT.)

          The Haifa District Court rejected the class-action request, but ruled that the plaintiffs may - notwithstanding so rejecting the request for class-action proceedings - pursue their matter. The courts ruling was appealed by a number of plaintiffs to the Supreme Court. The State Attorney General has filed his opinion on this matter, to the Supreme Court stating the District Court erred in its two legal conclusions when rejecting the request for class-action suit recognition. Accordingly, he believes that the plaintiffs should be allowed to appeal and that the appeal - if filed - should be accepted. The State Attorney General also stated that, subsequent to the acceptance of this appeal, the class-action motion should be deliberated on the merits thereof and his position on this matter, being in support of the plaintiffs, has been filed to the Supreme Court. In November 2001, the plaintiffs were granted leave to appeal. The Company and the plaintiffs presented their respective pleadings. As of the date of approval of these financial statements, the Court has not yet rendered its decision in the motion for leave to appeal.

          A dispute exists between the parties as to the amount of the court fee deriving from the classification of the remedy sought in the claim. While the plaintiffs defined what they were seeking as declaratory remedy, the defendants maintained that the real remedy being sought in the claim was pecuniary, obligating the plaintiffs to pay a fee that is significantly higher than that which has actually been paid. In August 2001, the Registrar of the Haifa District Court ruled that certain remedies sought were indeed pecuniary, as contended by the defendants, while others were not. The plaintiffs would therefore be required to pay a fee, in respect of the former, of NIS 20.1 million. In September and October 2001, appeals of both parties were filed against the Registrar's decision in the Haifa District Court. In August 2004 the District Court accepted the appeal filed by plaintiffs and dismissed the counter-claim, as filed by the Company and the remaining defendants. Accordingly, the plaintiffs were not required to pay, at this stage, any further fee beyond that which has already been paid.

          Notwithstanding the aforestated, the Court obliged the plaintiffs to furnish an undertaking to supplement the fee amount, should they be so required. The plaintiffs requested postponement of the date for submitting such undertaking until the claims' "procedural framework is decided". The defendants oppose such an extension. The Court's decision is yet to be given in the matter. In October 2004, the Company as well as the other defendants filed a motion for leave to appeal the ruling of August 2004 to the Supreme Court. The defendants petitioned the Supreme Court to set aside the decision of the District Court and to reinstate the decision of the Registrar as to the plaintiffs' obligation to pay court's fees. In accordance with the decision of the Chief Justice of the District Court, the defendants (including the Company) were required to file statements of defense by March 2005. In October 2004, the Company and the other defendants lodged motions for leave to appeal to the Supreme Court, in the framework whereof the Supreme Court was requested to postpone the date for filing defense statements until the derivative action filed on behalf of Elscint is decided or until such time that the motion for leave to appeal in respect of the class-action is resolved. On January 25, 2005, the defendants (including the Company) filed another motion to the Supreme Court, for leave to appeal the decision of the District Court not requiring the filing of a separate motion for and the granting of the Court's approval to the derivative relief . The defendants claim that the filing of a derivative action requires due filing of a motion and receipt of Court approval and as long as same is absent, the claim should not be deliberated and defendants are under no obligation to submit their defense statements. The defendants also requested the Supreme Court to suspend execution of the District Court's decision, ordering the filing of statements of defense, within a fixed period of time. On March 1, 2005, the Supreme Court handed down its decision to grant a provisional stay of execution of the District Court's decision to file statement of defense.

          Managements of both the Company and Elscint believe - based, inter alia, on legal opinions - that the final outcome of this case cannot at this stage, be estimated.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 17 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.   CLAIMS (CONT.)

     (2) The Company, Elscint and others were served with a claim as well as a motion to recognize same as a class-action, in respect of $158 million damage allegedly caused to the represented class. Underlying the claim is the contention that the Company, through Elscint's board of directors, caused damage to and discriminated against minority shareholders of Elscint. Both parties agreed to postpone the hearing in this case until the Supreme Court hands down a decision on the leave to appeal, as detailed in section (1) above. Management, based on legal advice, is of the opinion that it is not possible at this stage to estimate the outcome of the claim and the motion for class-action recognition.

     (3) The Company and its subsidiaries (including Elscint) are parties to several court claims as well as certain other written demands and/or claims, filed against them by third parties (including governmental institutions), some - without any specified amount, while others - in the aggregate amount of $43.0 million, as royalties or compensation for damages allegedly caused as a result of the companies' actions and/or products, which mainly relate to the medical imaging business sold by the Company and Elscint in 1998 and 1999. In respect of certain claims, totaling approximately $7.5 million, managements of the companies estimate, based on legal opinion and/or on past experience, that no significant costs will accrue thereto as a result of said claims exceeding the provisions included in respect thereof in the financial statements, and that such provisions are adequate for covering the costs and resources required to settle the liabilities arising therefrom. Elscint's legal advisers cannot presently determine the outcome of other claims, totaling $35.5 million. Elscint's management believes that the prospects for realization of most such claims and demands are remote, based on the time that has elapsed since serving said demand and on the nature thereof. The companies have included in their financial statements provisions that are, as per their discretion based inter alia on specific counsels and past experience, adequate to cover the costs and resources required to settle the liabilities under these claims.

     (4)  A.   A criminal investigation carried out against a number of suspects
               (including former officers in SOF who were involved in the privatization procedures and the sale of control in the Bucuresti
               Hotel to Domino) for certain events relating to the period prior to the acquisition of control in Bucuresti by B.H., culminated in the filing of an indictment against 17 accused. Such criminal proceedings may have an indirect effect on the validity of the privatization and thereby an indirect effect on Domino's rights in Bucuresti, notwithstanding Domino not being an accused party under the indictment. The Court has decided to return the indictment to the Prosecution Office for its resubmission. Domino estimates, based on the advice of legal counsel, that the prospects of these proceedings having a material affect on its rights in the Bucuresti shares are remote. Legal counsel based his opinion on the correspondence with A.P.A.P.S (formerly the SOF), attesting that Domino has fulfilled all its obligations in connection with the privatization process of Bucuresti.

          B. A former shareholder in Domino had terminated a partnership agreement with a third party ("the Plaintiff") regarding the joint investment thereof, in Domino, prior to its acquisition by B.H.. Termination was on the grounds of non-compliance by the Plaintiff with material obligations under the partnership agreement. The Plaintiff has filed, as a result, a monetary claim to the Romanian courts against Domino and other defendants, claiming; (i) an amount of $ 2.5 million, for commissions allegedly due to the Plaintiff in terms of the partnership agreement, (to which Domino was a party), pertaining to the tender which allowed the acquisition of control in Bucuresti; and
               (ii) the termination of an agreement with an Israeli bank within the framework of which the shares of Domino in Bucuresti were pledged in favor of such bank, as security for the repayment of a loan granted to Domino for the acquisition of such shares. Such former Shareholder provided B.H. with an indemnity against these claims.

               The Court decided to suspend deliberation of the claim, due to the failure, by the Plaintiff to fulfill certain procedural obligations set by the Court. Domino estimates, based on legal advice received, that these claims have no legal or contractual basis whatsoever, and the Plaintiff has no legal standing regarding the claims. Accordingly, no provision is included in the financial statements, with respect to these claims.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 17 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.   CLAIMS (CONT.)

     (4)  (CONT.)

          C. In the framework of an agreement to establish a joint company owned by Bucuresti and a third party, which was signed prior to the acquisition of Bucuresti by B.H., such third party undertook to invest $27.0 million in the joint company and in consideration Bucuresti undertook to transfer its rights in the Bucuresti Complex to the ownership of the joint company. As a result of the third party's failure to meet its obligations thereunder, Bucuresti has terminated the partnership agreement and filed an application to the Court to liquidate the joint company. This application was approved by the Court, though may be appealed to a higher instance Court. Bucuresti's rights in and to the hotel may significantly be prejudiced in the event it is obliged to transfer such rights in the Bucuresti Complex to the joint company. B.H.'s management is of the opinion that it is unreasonable that as a result of these proceedings Bucuresti will be obliged to transfer its rights in the Bucuresti Complex to the joint company.

          D. Two claims are pending against Bucuresti, which challenge its ownership in and to its properties (including an appeal relating to the period of the State's ownership of the properties which are the subject of the claim, prior to the sale of Bucuresti's shares to Domino). Both claims were rejected, however appeals were filed, which are expected to be deliberated in 2005.

          E. In addition to the above, certain legal proceedings are being conducted from time to time in Romania within the framework of which it is claimed that resolutions passed at the general meetings of shareholders of Bucuresti, were not validly adopted - for procedural reasons only - hence not binding. Some were approved by the Courts, in respect of which Domino has filed appeals, and others were rejected.

               B.H.'s management is of the opinion that the claims are provocative and tendentious and will not significantly affect B.H.'s rights in the shares of Bucuresti and in the Bucuresti Complex, owned thereby.

     (5) Elscint was served with a motion filed by a third party seeking an injunction to prohibit Elscint from using the trade name "Arena" for the entertainment and commercial center in the Herzliya Marina, on the grounds of unlawful usage of same, exploitation of goodwill and unfair competition. In the event the plaintiff's contention is upheld, Elscint may suffer certain indirect losses and costs. An application for an interim injunction, prohibiting the use of the trade name "Arena," was dismissed by the court. The Company's legal counsels for this matter are unable to estimate the results of said lawsuit, though they maintain that Elscint has good defense against this claim.

     (6) Elscint is a formal party to a claim filed by a number of employees, holding shares of Algotech (sold to a third party in November 2003), against the majority shareholder in Algotech, in the framework of which the Court issued an injunction precluding the transfer of funds from Algotech to that shareholder. No remedies were requested against Elscint and the injunction does not affect the transfer of title to funds which are received as proceeds of the sale. Elscint's management estimates that the said claim will not affect its assets.

     (7) In March 2005, an action (hereinafter: "the "Action") was instituted at the Regional Labor Court in Tel-Aviv-Jaffa by an employee of the EIL group (hereinafter: the "Plaintiff") against Mr. Mordechai Zisser (Chairman of the Company's board of directors), Control Centers and Vectory Investments Company Ltd. (controlling shareholders of the Company), in terms of which, the Court was requested to issue a declaratory order establishing the Plaintiff's entitlement to 14% of the shares of the companies specified in the statement of claim - including: shares of the Company, Elscint, Insightec, Gamida, Olive, E.R. and Vcon (see Note 9 above) - which are directly or indirectly, owned and/or controlled by the defendants and/or by companies under control thereof. The Court was further requested to order the transfer of such 14% to escrow.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 17 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.   CLAIMS (CONT.)

     (7)  (CONT.)

          The Plaintiff also filed, simultaneously, a motion to grant an interim injunction prohibiting the defendants and/or any party on their behalf, from making any change to and/or transfer and/or assignment and/or pledge of and/or disposition in 14% of the shares of those companies detailed in the motion. Underlying the claim is the contention that the Plaintiff's rights under the statement of claim derive from agreements executed by and between the Plaintiff and the defendant companies.

          On March 27, 2005, the Labor Court dismissed substantially all of the Plaintiff's motion, in determining that the Plaintiff failed to evidence: (i) his prima facie right to 14%, as he claimed; (ii) his entitlement to rights in and to companies aside from those directly invested by EIL; (iii) his right to shares in the Company, Elscint, Insightec and in Gamida.

          The Court's conclusions are merely in the framework of a provisional proceeding. Nonetheless, Control Centers is of the opinion that this claim, insofar as it relates to the Company and/or to its subsidiaries as included in the claim, is provocative, fundamentally, unfounded and groundless (both with respect to the number of the companies in which rights are sought and with respect to the scope of rights claimed) and that it will not materially affect its rights in the Company and its subsidiaries. However, the defendants' legal counsels cannot, at this early stage, estimate the outcome of the claim.

          The Company and its subsidiaries are not parties to the claim, however the outcome thereof might indirectly affect the nature and scope of their rights in their investee companies. No adjustments were made in these financial statements in respect of this claim which may be required, should it be sustained, in full or in part.

     (8) The Company and its subsidiaries are currently involved in various litigation pertaining to their ordinary course of activities. Although the final outcome of these claims cannot be estimated at this time, the managements of these companies believe - based on legal advice - that the claims will not materially impact the Group companies.

C.   OTHER CONTINGENT LIABILITIES

     (1) The General Meeting of the Company's shareholders approved the grant of prospective indemnification undertaking to directors and officers (including in their capacity as officers of subsidiaries). Total indemnification shall not exceed the lower of 25% of the shareholders' equity as recorded in the Company's financial statements as at the indemnification or $40.0 million, and all in addition to amounts, if any, which are to be paid by insurance companies under certain risk policies. The General Meeting also approved an exemption of directors and officers (other than controlling parties) from liability for any damage caused by breach of a duty of towards the Company.

     (2) Elscint's shareholders approved in their General Meeting, the grant of prospective indemnification undertaking to directors and officers (including in their capacity as officers of subsidiaries). Total indemnification shall not exceed the lower of 25% of the shareholders' equity as recorded in Elscint's financial statements as at the indemnification or $50.0 million, and all in addition to amounts, if any, which are to be paid by insurance companies under certain risk policies. The General Meeting also approved an exemption of directors and officers from liability in respect of any damage caused to Elscint by breach of duty of care.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 17 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

C.   OTHER CONTINGENT LIABILITIES (CONT.)

     (3) In January 2003, the Company received a letter from a certain insurer ("the Insurer") of EIL, Elscint and the Company (the "Insured Companies"), which insured against, inter alia, the lawsuit as described in item B(1) above, alleging against the Insured Companies, inter alia, that the Insured Companies have breached their disclosure duties under Section 6(a) to the Insurance Contract Law 1981, by failing to disclose to the Insurer material information prior to the issuance of additional cover to the policy purchased by EIL (the "Policy"), effective as of July 1999 (the "Additional Cover"), and prior to the replacement of the Policy and the Additional Cover by the issuance of a new policy effective as of August 1999 (the "Replacement Cover"). The letter states that the Policy, Additional Cover and Replacement Cover (the "Insurance Cover") issued by the Insurer will be cancelled unless the Insured Companies indicate that circumstances as at the issuance of the Insurance Cover differ from those stated in the letter. The Company's legal counsel replied on behalf of the Insured Companies on March 20, 2003, rejecting all allegetations. As of the approval of these financial statements the Company has not received any reply thereto from the Insurer. The parties are nonetheless negotiating a settlement.

     (4) Within the framework of the agreement for the sale of Elscint's plant, as more elaborately detailed in Note 22A. below, Elscint undertook to indemnify the purchasers for any losses incurred in connection with, and as a result of, the liabilities not acquired thereby, and in respect of any income-tax liability incurred by the plant up to December 31, 2002 (including those arising from environmental matters, relating to employee benefits (including subcontractor and workers of manpower agencies), relating to breach of the Israel Lands Administration's leasehold, relating to taxes applicable to Elscint in respect of transfer of title to purchasers, etc.). The liabilities are generally for unlimited periods of time. Some are limited in amount while others are not. Total indemnification shall not, under any circumstance (excluding environmental matters), exceed $4.0 million.

     (5)  A.   In May 2004, the tax authorities issued tax assessments to
               Elscint for the years 1999 through 2002, requiring the payment of additional tax of approximately NIS 43.3 million (including interest, linkage differentials and fines accrued through the date of assessments). In addition, its deductible carry forward losses for 2003 were reduced by NIS 233.0 million in respect of which deferred taxes were not recorded in Elscint's financial statements (tax benefits). The matter relates primarily to income on foreign deposits and loans to foreign companies which generated, accrued and received abroad. Elscint disputes these assessments, which were served with no detailed grounds and accordingly, appealed same. Elscint's management estimates, based on professional consultation, that the demands are without merit and they contradict the Income Tax Ordinance and certain regulations promulgated thereunder, which relates to the subject matter of the assessments. Elscint's management is of the opinion therefore, that it will not incur additional significant costs as a result, hence no provision was recorded in the financial statements.

          B. The Company as well as a number of Israeli and foreign subsidiaries of the Company and of Elscint, are currently undergoing tax assessments for the years up to and including 2002. The managements of the companies estimate that they will not incur additional costs following final tax assessments which are to be issued as a result of these proceedings, over and above those for which a provision was recorded in the financial statements.

               As to certain subsidiaries, in respect of which the assessment proceedings are at a preliminary stage, their outcome may not, at this stage, be estimated. Nonetheless, their respective management's estimate, based on professional advice, that they will not incur any additional substantial costs following final tax assessments. Accordingly, no provision has been made in these financial statements in respect thereof.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 17 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

C.   OTHER CONTINGENT LIABILITIES (CONT.)

     (6) Final approval for completion of construction of the Arena commercial center is contingent on the furnishing, to the local municipality, of a bank guarantee to secure payment of the land betterment tax, for an amount of approximately $1.0 million. Arbitration is currently being held as to such liability between Marina Herzliya Limited Partnership Ltd. (of the Control Centers Group) and the local municipality. Elscint's management estimates, based on professional opinion, that no significant costs will be borne thereby, in respect of this guarantee.

          Elscint received from Control Centers Ltd., a construction performance quality guarantee, in an amount, as of December 31, 2004, of $1.6 million.

D.   LIENS AND COLLATERAL

     (1)  A.   As security for a loan of $80.7 million (NIS 347.7 million)
               granted to the Company and its subsidiary by an Israeli bank, the Company undertook to comply with financial covenants, including, among other things, an undertaking to maintain throughout the term of credit a minimum ratio of "adjusted shareholders equity" of the Company to its "adjusted balance sheet," all as defined in the agreement. The Company also committed to a minimum "net operating profit", before financial expenses and before depreciation and amortization deductions as and from 2004
               (throughout 2004 and 2005 - before deduction of all or half, respectively, of the research and development expenses relating to Insightec). The Company further committed to a minimum "net asset value" of PC (after deduction of loans, including shareholder loans) as and from 2004, which is to be determined by an external appraiser. The covenants will remain in full force and effect for as long as the credit provided by the Bank to the Company or to EIL exceeds $30.0 million.

               The Company's subsidiary (EUN) has pledged and assigned to and in favor of the Bank all shares held thereby in PC as well as all shares held in Sadyba (which pledge will be lifted subject to acquisition of Sadyba's shares held by the other shareholder - see Note 9B.(3)c. above, subject to and concurrently with the receipt of primary financing from an foreign bank, in a specified amount) and all, as a security, unlimited in amount, for the loan received. The Company also undertook not to pledge, in favor of third parties, any existing and prospective assets, without the Bank's prior consent (excluding pledges of new assets and/or projects - granted in favor of those who financed - or refinanced
               - acquisition and/or execution of same). The Company further undertook to provide under certain circumstances, some additional securities as detailed in the agreement, including a secondary lien on assets and interests acquired through funds provided by the credit line.

               Should the Company fail to comply with all or any of said financial covenants, or upon the occurrence of an event of default (including failure to provide the additional securities), the Bank shall then be entitled to demand the immediate repayment of the loan. As of December 31, 2004, both the Company and EUN are in compliance with the financial covenants, as required.

               Notwithstanding the aforestated, following re-evaluation of the loan agreements by and between the Company, EUN and the bank, and in light of the realization of assets during 2004, as detailed in
               Note 14D above, the bank has informed the Company and EUN that it does not require, at this stage, compliance with the financial covenants included in the agreement, with the exception of that referring to the "adjusted shareholders' equity" to the "adjusted balance sheet" ratio, and all by and through January 1, 2006.

          B. As security for loans totaling NIS 82.3 million granted to the Company by another Israeli bank, the Company undertook, in favor thereof, not to pledge its shares in Elscint without the bank's prior consent and repayment of part of the loans balance as agreed between the parties.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 17 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

D.   LIENS AND COLLATERAL (CONT.)

     (2)  As security of a credit (including short-term) of approximately NIS
          298.0 million received from an Israeli bank Elscint undertook to comply with certain financial covenants, namely maintaining, throughout the duration of the credit, of a minimum ratio of shareholders' equity to total balance sheet assets. Elscint has registered, as a security for the credit, a first-ranking pledge in favor of the bank on the B.H. shares and granted certain additional first and second ranking pledges on shares of subsidiaries owned thereby. Elscint also undertook not to grant any floating or fixed charges of any rank, on any existing and prospective assets, in favor of third parties, without the bank's prior consent (excluding pledges of assets and/or projects - granted in favor of those who financed - or refinanced - acquisition and/or execution of same). Elscint further undertook to provide additional collateral, as detailed in the agreement, including first or second ranking pledges on assets and interests acquired by means of the credit line, and all as may be required by the bank. Should Elscint fails to comply with the financial covenant, or upon the occurrence of certain events of default, then and in such events, the bank shall be entitled to demand immediate payment of the loans.

     (3)  A.   PROJECTS UNDER CREDIT FACILITIES

               Certain project companies are engaged in the purchase, construction or operation of hotels and/or commercial centers ("Project Companies") have secured their respective credit facilities awarded by financing banks, in a total amount of NIS 1,803.6 million, engaged in the first or second ranking (fixed or floating) charges on property owned thereby, including right in and to real estate property as well as the financed projects, on goodwill and other intangible assets, on rights pertaining to certain contracts (including lease, operation and management agreements), on rights arising from insurance policies, and the like. Shares of Project Companies were also pledged in favor of the financing banks.

               Shareholders loans as well as any other rights and/or interests of shareholders in and to the Project Companies were subordinated to the respective credit facilities. No payment would be permitted to the shareholders (including the distribution of dividends but excluding management fees) prior to securing repayment of the credit facility to the bank and fulfilling certain other preconditions. In addition to the above, PC's holdings in certain Project Companies are assigned and transferred as part of the pledge thereof, to a bank appointed trustee. According to the escrow provisions the trustee is to use the voting rights as per PC's instructions, other than in circumstances where value of the security may be impaired or the financial position of the borrower adversely affected. Profits generated from such holdings are retained with PC. The financing bank has a right to appoint one board member for each such Project Company.

               Certain loan agreements include an undertaking to fulfill certain financial and operational covenants ("covenants") throughout the duration of the credit, namely: achieving certain operational milestones on certain specified dates (e.g. scope of lease, etc.); complying with debt cover, "loan outstanding amount" to secured assets value ratio; complying with certain restrictions on interest rates; maintaining certain cash balances for current operations; maintaining equity to project cost ratio and net profit to current bank's debt; occupancy percentage; average room or rental fee rates; and others.

               Several Project Companies undertook not to make any disposition in and to the secured assets, not to sell, transfer or lease any substantial part of their assets without the prior consent of the financing bank. In certain events the Project Companies undertook not to allow, without the prior consent of the financing bank:
               (i) any changes in and to the holding structure of the Project Companies nor to allow for any change in their incorporation documents; (ii) execution of any significant activities, including issuance of shares, related party transactions and significant transactions not in the ordinary course of business;
               (iii) certain changes to the scope of the project; (iv) the assumption of certain liabilities by the Project Company in favor of third parties; (v) receipt of loans by the Project Company and/or the provision thereby of a guarantee to third parties; and the like.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 17 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

D.   LIENS AND COLLATERAL (CONT.)

     (3)  (CONT.)

          B. Elscint guarantees fulfillment of certain obligations in terms of financing agreements, of various B.H. Project Companies up to an amount equal to a certain percentage of the loan amount or the cost of construction, as applicable. The maximum amount of the guarantee (upon completion of the projects) is estimated at GBP
               8.0 million (NIS 66.5 million). As of December 31, 2004, such amount totaled GBP 7.6 million (NIS 63.4 million).

               PC guarantees fulfillment of its Project Companies' obligations under certain loan agreements, up to an aggregate amount of E10.5 million (NIS 61.7 million).

               PC and/or EUN undertook in terms of various loan agreements to supplement shareholders' equity (including shareholder loans) of the Project companies, in accordance with the financing agreements or alternatively provide additional financing in the event of a budget overrun or should same be required for operation or maintenance of the respective project.

          C. As to bank deposits made to secure loans and guarantees received therefrom, by the Group Companies - see Notes 4 and 8 above.

     (4)  SC BUCURESTI TOURISM SA ("BUCURESTI")

          In order to secure a bank loan in the amount of $26.0 million (NIS112.0 million) received by the controlling shareholder in Domino ("BHEE"), for the financing of investment in Bucuresti, Elscint granted a first ranking pledge on a bank deposit of $14.0 million and on all rights and income deriving therefrom. In addition, BHEE granted a fixed pledge on its Domino shares and a floating charge on all Domino's assets as well as a lien on the Bucuresti shares. Elscint pledged its BHEE shares and also granted a floating charge on BHEE's assets. An undertaking was granted in favor of the financing bank, not to allow for any change in the ownership and control structure of BHEE throughout the duration of the credit. Elscint furthermore provided a guarantee, unlimited in amount, to secure BHEE's undertakings to the bank. The bank restricted its right to realize this guarantee, by linking it to the realization terms of the Bucuresti shares owned by Domino (except for certain instances as stipulated in the agreement).

     (5) Within the framework of an investment, in which Insightec has raised from existing shareholders through the issuance of convertible notes, $21.0 million (NIS 90.5 million), Insightec undertook that, so long as any note remains outstanding and until a public offering of at least 25% of Insightec's shares or a financing of at least $50.0 million at a price per share not lower then $14.0, it will comply with certain limitations regarding dividend distributions, merger and/or asset acquisition transactions totaling $ 5.0 million per annum, and the like. Similarly, Insightec is obliged to meet certain financial covenants regarding a level of liquidity of at least $5.0 million and a ratio of EBITDA to interest payments of 1.1 - as and from 2006 up to
          1.5 - in 2008 and thereafter.

          Insightec further undertook in terms of the convertible notes, not to repay part of a bank loan ($ 5.0 million) until December 31, 2007. Concurrently, the Company undertook to extend the term of its guarantee through March 31, 2007 (see (6) below).

     (6) In order to secure a bank loan totaling $5.2 million (NIS 22.4 million) granted to Insightec, the Company provided a bank guarantee (inter-branch), valid until March 2007 (see Note 14G, above).

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 18 - SHARE CAPITAL

A.   COMPOSITION:

                                                  ORDINARY SHARES
                                             OF NIS 1.00 PAR VALUE EACH
                                             --------------------------
                                                    DECEMBER 31
                                                    -----------
                                               2004                2003
                                               ----                ----
      Authorized share capital               50,000,000          50,000,000
      Issued and outstanding             (*) 24,397,082          23,773,720

     (*) Including 2,842,400 shares (2003 - 76,900 shares) "dormant" shares (see Note 2P, above and section B.(iv), below) and 524,187 shares (2003 - 882,140 shares) held by Elscint Ltd. (see B.(iii) below).

B.   FURTHER INFORMATION REGARDING THE SHARE CAPITAL AND DISPOSITIONS THEREIN

     (i) The balance of the shares includes 510,066 shares held by the Group's employees and directors, issued thereto in February 2001, within the framework of employees and officers incentive plan ("Employees").

          The acquisition of the shares by the Employees was financed by a loan provided for such purpose by the Company, to be repaid at the end of a five-year period. The loan bears an annual interest of 6%. Any tax to which Employees may be subject as a result of the said interest shall be borne by the Company. However, the Company will not assume any liability for the payment of tax imposed, if so, in respect of the allotment of the shares and their subsequent sale. The shares are held in escrow, and will be used as sole security for repayment of the said loan. In the event an Employee elects to transfer its vested shares, whether to himself or to any other third party, then he shall be obliged to deposit an amount equal to the balance of the loan as security for its repayment.

          Should the Company distribute any dividends, with a "record" date occurring at any date during the escrow period, then the Company shall transfer to the escrow agent such dividends corresponding to the number of shares held on behalf of Employees by the escrow agent, who in turn will transfer such dividends to the respective Employees.

          All shares held by the Employees, as of December 31, 2004, are free of any restriction ("Vested"). Following the balance sheet date, shares were exercised by Employees such that the balance thereof as of the date immediately preceding the date of approving the financial statements - is 431,300 shares.

     (ii) In 2001, an agreement was signed between the Company, PC and EUN as one party, and Triple-S Holdings NV ("Triple-S") as another party, under which the latter transferred to PC its rights (existing and future) to acquire shares in the commercial centers project companies. The Company issued to Triple-S, as consideration thereof, 250,000 ordinary shares. In accordance with the terms of the agreement, an evaluation was carried out, on January 15, 2004, as to the market value on such date, of the issued shares (calculated based on the average price of the Company's shares on the NASDAQ during the 30 trading days prior to said date). As the market value of the shares on that date was lower than $6.0 million, the Company issued 623,362 additional ordinary shares to Triple-S (according to a resolution of the Board of Directors adopted in January 2004), such that the total value of shares issued to Triple-S would equal $6.0 million, based on the average price per share, as indicated above. The value of such transaction in NIS equivalent of $6.0 million, was recorded, upon execution of the agreement, as the cost of the rights acquired, against shares issued as per value thereof on the date of transaction (in NIS equal to approximately $1.4 dollars) and against a long-term liability amounting to the balance. Such liability, in the amount of NIS 18.9 million, was charged upon the issuance of shares, to share capital and to premium on shares, respectively.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS

NOTE 18 - SHARE CAPITAL (CONT.)

B. FURTHER INFORMATION REGARDING THE SHARE CAPITAL AND DISPOSITIONS THEREIN (CONT.)

       (iii) In November 2004, a transaction was consummated in terms of which Elscint transferred to an institutional investor ("the Investor") 357,953 shares of the Company in consideration for 576,923 Elscint shares held by the Investor. The ratio of the share transfer was determined based on the closing price of the Company's shares on the stock exchange as at the date of the transaction ($ 8.4 per share). The price of Elscint's share on the NYSE as at such date was $ 4.3 per share. This transaction was recorded, in the Company's financial statements, as an investment in the shares of Elscint in exchange for the issuance of shares at their fair value as at the date of the transaction.

       (iv) On December 27, 2004, the Company executed a tender offer, in the framework of which it purchased 2,800,000 of its ordinary shares from its shareholders (approximately 11.5% of the Company's issued share capital), for cash consideration of $11.4 per share.

C.     OUTSTANDING WARRANTS

       350,000 warrants were issued, free of consideration, to the controlling shareholder of the Company also being its Chairman of the Board. The warrants are convertible through September 2005 (subject to the holder thereof then being a Company officer), into 350,000 ordinary shares of NIS 1.00 par value each, of the Company, in exchange for an exercise price of NIS 45.7 per share (unlinked). The Company is not to bear any tax, if and to the extent imposed, in connection with the issuance of the warrants or the conversion thereof. The warrants were converted on February 27, 2005, in consideration for NIS 16.0 million.

D.     DIVIDEND DECLARED

       On February 7, 2005, the Company's Board of Directors resolved to authorize a distribution of dividends in an aggregate amount of $37.0 million ($1.7 per share). March 2, 2005 was set as the "record date", with payment to be executed on March 17, 2005. Out of the said amount, $0.7 million was paid to employees and is to be recorded as salary in the financial statements for the first quarter of 2005.

NOTE 19 - ADDITIONAL DETAILS CONCERNING STATEMENT OF OPERATIONS ITEMS

                                                                              YEAR ENDED DECEMBER 31
                                                             -----------------------------------------------------
                                                               2004           2003          2002            2004
                                                             ---------     ---------     ---------       ---------
                                                             REPORTED              ADJUSTED               REPORTED
                                                             ---------     -----------------------       ---------
                                                                                                        CONVENIENCE
                                                                                                        TRANSLATION
                                                                                                         ---------
                                                                         (IN THOUSAND NIS)                US$'000
                                                             -------------------------------------       ---------
A.     REVENUES FROM HOTEL OPERATIONS AND MANAGEMENT

       Rooms                                                 135,208        123,640       134,770         31,385

       Food, beverage and other services                      74,793         56,144        65,668         17,361
       Rental of commercial space                              8,364          9,421         6,241          1,942
                                                             -------        -------       -------         -------
                                                             218,365        189,205       206,679         50,688
                                                             =======        =======       =======         =======

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS

NOTE 19 - ADDITIONAL DETAILS CONCERNING STATEMENT OF OPERATIONS ITEMS (CONT.)

                                                                          YEAR ENDED DECEMBER 31
                                                         ----------------------------------------------------
                                                            2004           2003          2002        2004
                                                         --------       --------      --------    -----------
                                                          REPORTED            ADJUSTED              REPORTED
                                                         ---------      ----------------------    -----------
                                                                                                  CONVENIENCE
                                                                                                  TRANSLATION
                                                                                                  -----------
                                                                  (IN THOUSAND NIS)                 US$'000
                                                         -------------------------------------    -----------
B.     COST OF COMMERCIAL CENTERS OPERATIONS

       DIRECT EXPENSES:
       Wages and fringe benefits                           18,411         13,139        11,398         4,274
       Maintenance of property                             92,772         90,342        73,773        21,535
                                                         --------       --------      --------      --------
                                                          111,183        103,481        85,171        25,809

       OTHER OPERATING EXPENSES                             5,658          6,871         3,907         1,313

       DEPRECIATION OF BUILDING AND EQUIPMENT              82,939         82,564        60,927        19,252
                                                         --------       --------      --------      --------
                                                          199,780        192,916       150,005        46,374
                                                         ========       ========      ========      ========

C.     COST OF HOTEL OPERATIONS AND MANAGEMENT

       DIRECT EXPENSES:
       Wages and fringe benefits                           69,194         65,033        69,990        16,062
       Food and beverages                                  12,652         12,516        17,259         2,937
       Other                                               55,776         50,752        45,957        12,947
                                                         --------       --------      --------      --------
                                                          137,622        128,301       133,206        31,946

       OTHER OPERATING EXPENSES                            25,841         18,418        26,852         5,998

       DEPRECIATION AND AMORTIZATION                       37,631         30,971        33,628         8,735
                                                         --------       --------      --------      --------
                                                          201,094        177,690       193,686        46,679
                                                         ========       ========      ========      ========

D.     COST OF SALE OF MEDICAL SYSTEMS

       Wages and fringe benefits                            1,093             --            --           254
       Materials and subcontractors                         7,352             --            --         1,707
       Royalties to OCS (Note 17A.(7))                      1,317             --            --           305
       Others                                               1,058             --            --           246
                                                         --------       --------      --------      --------
                                                           10,820             --            --         2,512

       Changes in work in process and  finish goods          (986)            --            --          (229)
                                                         --------       --------      --------      --------
                                                            9,834             --            --         2,283
                                                         ========       ========      ========      ========

E.     COST OF LEASE OF ASSETS

       Depreciation and amortization                        2,895          2,994            --           672
       Others                                                 280            516            --            65
                                                         --------       --------      --------      --------
                                                            3,175          3,510            --           737
                                                         ========       ========      ========      ========

F.     RESEARCH AND DEVELOPMENT EXPENSES, NET

       Wages and fringe benefits                           20,572         17,796        16,502         4,775
       Materials and subcontractors                        16,369         25,875        13,633         3,800
       Depreciation and amortization                        5,849          4,508         3,891         1,358
       Others                                               3,052          3,008         2,071           708
                                                         --------       --------      --------      --------
                                                           45,842         51,187        36,097        10,641
       Less - participation of the OCS                      7,684          7,468         7,643         1,784
                                                         --------       --------      --------      --------
                                                           38,158         43,719        28,454         8,857
                                                         ========       ========      ========      ========

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 19 - ADDITIONAL DETAILS CONCERNING STATEMENT OF OPERATIONS ITEMS (CONT.)

                                                                                             YEAR ENDED DECEMBER 31
                                                                          --------------------------------------------------------
                                                                            2004            2003            2002            2004
                                                                          --------        --------        --------      -----------
                                                                          REPORTED                ADJUSTED                REPORTED
                                                                          --------        ------------------------      -----------
                                                                                                                        CONVENIENCE
                                                                                                                        TRANSLATION
                                                                                                                        -----------
                                                                                    (IN THOUSAND NIS)                     US$'000
                                                                          ----------------------------------------      -----------
G.     MARKETING AND SELLING EXPENSES

       Advertising                                                          21,853          16,177          11,499           5,073
       Doubtful debts                                                        9,511           6,432          13,384           2,208
       Wages and fringe benefits                                             4,124             453             137             957
       Depreciation and amortization                                         3,968           7,721           2,849             921
       Others                                                                3,619             186             183             840
                                                                          --------        --------        --------        --------
                                                                            43,075          30,969          28,052           9,999
                                                                          ========        ========        ========        ========

H.     GENERAL AND ADMINISTRATIVE EXPENSES

       Wages and fringe benefits                                            41,197          36,000          31,984           9,563
       Depreciation and amortization                                         2,922           2,382           2,926             678
       Others                                                               48,417          48,653          53,110          11,239
                                                                          --------        --------        --------        --------
                                                                            92,536          87,035          88,020          21,480
                                                                          ========        ========        ========        ========
I.     FINANCIAL INCOME (EXPENSES), NET

       In respect of:
         Long-term loans                                                   (70,326)       (122,280)        (20,567)        (16,324)
         Short-term loans                                                    2,238         (38,935)        (70,167)            519
         Deposits, debentures and long-term receivables                      2,082         (42,178)         29,505             483
       Gains (losses) from currency
         transactions                                                      (14,880)        (12,451)         11,513          (3,454)
       Gains (losses) on securities                                          2,496           4,567          (1,753)            579
       Others (including erosion of monetary items and
         other, net)                                                       (19,115)        (16,443)        (20,586)         (4,436)
                                                                          --------        --------        --------        --------
                                                                           (97,505)       (227,720)        (72,055)        (22,633)
       Financial expenses (income), net capitalized to
         buildings under construction (*)                                   13,808          (9,857)         27,476           3,205
       Financial costs credited to capital reserves from
       translation differences                                              30,128          25,756          39,139           6,993
                                                                          --------        --------        --------        --------
                                                                           (53,569)       (211,821)         (5,440)        (12,435)
                                                                          ========        ========        ========        ========

       (*)    The discount rate applicable to non-specific
              credit (see Note 2T. above)                                      3.7%           (4.0%)           4.0%            3.7%
                                                                          ========        ========        ========        ========

J.     OTHER INCOME (EXPENSES), NET

       Gain from realizing investments (including through
         a decrease in shareholding) in investees and
         other companies, net (1)                                          148,334          45,129          25,007          34,432
       Gain from realization (repayment) of
         investment-type monetary balances in Investees (2)                 12,378          32,253          30,760           2,873
       Loss from disposition of assets and liabilities                     (12,201)         (7,808)           (507)         (2,832)
       Provision for impairment of investments and assets (3)              (52,620)        (30,252)        (44,055)        (12,214)
       Others, net                                                           1,017          (4,670)         (1,701)            236
                                                                          --------        --------        --------        --------
                                                                            96,908          34,652           9,504          22,495
                                                                          ========        ========        ========        ========

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 19 - ADDITIONAL DETAILS CONCERNING STATEMENT OF OPERATIONS ITEMS (CONT.)

J.     OTHER INCOME (EXPENSES), NET (CONT.)

       (1)    (i)    Information as to the July 2004 transaction for the
                     sale of the commercial centers, - see Note 9B.(3).a above.
                     The gain generated from the transaction includes NIS 153.3 million from realization of capital reserves from foreign currency translation adjustments in respect of realized investments (shares and shareholders' loans).

              (ii) In November 2003 a transaction was completed within the framework of which Elscint sold to a third party its entire holdings (16% fully diluted) in Algotech Systems Ltd., in consideration for an estimated total of NIS 33.7 million (following adjustments). Elscint generated NIS 30.0 million as gain from such transaction, NIS 28.0 million of which was recorded in 2003 and 2004, with the balance, in the amount of NIS 2.0 million, to be recorded in 2005 (see, in addition, Note 17B.(6) above).

              (iii)  An amount of NIS 13.0 million (NIS 20.4 million and NIS
                     25.0 million, for 2003 and 2002, respectively) derived from recording in the statement of operations, deferred income in respect of a decrease in the shareholding in Insightec (see Note 2G. above).

       (2) Throughout 2002 to 2004, certain subsidiaries have entered into agreements with foreign banks and other financial institutions for the refinancing of several commercial centers in Hungary and Poland and of hotels in the Netherlands and England. The borrowing companies have transferred, to their respective shareholders certain financing surplus of the credits received, as repayment of shareholders' loans. As a result, capital reserves from foreign currency translation adjustments attributed to the said shareholders' loans, were realized.

       (3)        See, in addition, Notes 9A.3 and 10A-10C, above.


K.     EARNINGS PER SHARE

                                                                                          YEAR ENDED DECEMBER 31
                                                                        --------------------------------------------------
                                                                         2004          2003         2002           2004
                                                                        -------     --------      --------     -----------
                                                                        REPORTED              ADJUSTED          REPORTED
                                                                        -------     ----------------------     -----------
                                                                                                               CONVENIENCE
                                                                                                               TRANSLATION
                                                                                                               -----------
                                                                              (IN THOUSAND NIS)                  US$'000
                                                                        ----------------------------------     -----------
       1.     BASIC EARNINGS PER SHARE

              Earnings (loss) from continuing operations                 36,537     (124,054)      (14,338)        8,481
                                                                        =======     ========      ========      ========
              Earnings from discontinuing operations                      6,810       12,073        54,752         1,581
                                                                        =======     ========      ========      ========
              Weighted average number of shares
                (in thousands)                                           23,025       22,337        22,337        23,025
                                                                        =======     ========      ========      ========
       2.     DILUTED EARNINGS PER SHARE

              Net income (loss)                                          44,140     (112,081)       40,414        10,246
                                                                        =======     ========      ========      ========
              Weighted average number of shares
                (in thousands)                                           23,925       22,337        22,887        23,925
                                                                        =======     ========      ========      ========

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 20 - RELATED PARTIES

A.     TRANSACTIONS

       (1)    COMPONENTS:

                                                                                               YEAR ENDED DECEMBER 31
                                                                            -------------------------------------------------------
                                                                               2004            2003            2002         2004
                                                                            --------         -------         -------    -----------
                                                                            REPORTED                 ADJUSTED             REPORTED
                                                                            --------         -----------------------    -----------
                                                                                                                        CONVENIENCE
                                                                                                                        TRANSLATION
                                                                                                                        -----------
                                                                                    (IN THOUSAND NIS)                     US$'000
                                                                            ----------------------------------------    -----------
              Revenues from long-term projects                                   --              --           1,509              --

              General and administrative
                expenses (I)                                                  7,570          10,161          10,592           1,757

              Project expenses (coordination, supervision and
                aviation, services) - charged, mainly to cost
                of the fixed assets (II)                                     25,045           7,730          29,726           5,814

              Cost of construction of the Arena - charged to
                the cost of the fixed assets                                  7,800         154,039              --           1,811

       (I)    INCLUDES:

                     A.     BENEFITS GRANTED TO RELATED PARTIES, AS FOLLOWS:

                                                                                               YEAR ENDED DECEMBER 31
                                                                            -------------------------------------------------------
                                                                               2004            2003            2002         2004
                                                                            --------         -------         -------    -----------
                                                                            REPORTED                 ADJUSTED             REPORTED
                                                                            --------         -----------------------    -----------
                                                                                                                        CONVENIENCE
                                                                                                                        TRANSLATION
                                                                                                                        -----------
                                                                                    (IN THOUSAND NIS)                     US$'000
                                                                            ----------------------------------------    -----------
                                   PAYMENTS TO  DIRECTORS:
                                   Non-employee -

                                    Cost                                        386             316             231              90
                                                                            =======          ======           =====           =====
                                    Number of recipients                          5               5               4               5
                                                                            =======          ======           =====           =====

                                   Employed -
                                    Cost                                      6,375           6,926           7,214           1,480
                                                                            =======          ======           =====           =====
                                    Number of recipients                          3               3               4               3
                                                                            =======          ======           =====           =====

                              B.     PARTICIPATION IN JOINT EXPENSES
                                       (see Note 17A(5))


                                                                                471           1,946           1,932             109
                                                                            =======          ======           =====           =====

       (II) See Note 17A(3), above and item (8), below.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 20 - RELATED PARTIES (CONT.)

A.     TRANSACTIONS (CONT.)

       (2) In December 2002 the Company's shareholders meeting approved a three-year employment agreement with the Chairman of the Board, with effect from August 1, 2002, according to which the Chairman consented to dedicate not less than 80% of his time to his position as an active chairman of the board. The chairman's term of employment by EIL shall be counted in calculating the period of his employment by the Company for all purposes. EIL undertook in terms of the agreement to transfer to the Company's ownership all amounts deposited in severance-pay funds, in order to cover all rights accumulated throughout the period of the Chairman's employment with EIL. In March 2005, an increase in the Chairman's monthly cost of employment to NIS 220,000 ($51,067), was approved at the Company's General Meeting, with effect as from January 1, 2005.

       (3) Shares and warrants allotted to related parties - see Notes 9B.(2) above.

       (4)    Warrants issued to the Chairman of the Board of Directors - see
              Note 18C. above. The terms of exercise of warrants were altered, from a price of NIS 40.0 per warrant (linked to the increase in the $-NIS exchange rate ) to NIS 44.0 (unlinked). The computed theoretical economic value of the warrants, based on the "Black-Scholes" model, totaled as of October 8, 2002 (the Board of Directors' resolution date in respect of the change in exercise terms) NIS 0.7 million (calculated on the basis of a 40% annual standard deviation and 9% annual capitalization rate). The closing price of the Company's share on the Tel Aviv Stock Exchange and on the NASDAQ, immediately prior to the Board of Directors' resolution as to update the exercise price, was NIS 23.5 and $4.7, respectively.

              In September 2004, Company's shareholders' meeting approved a 1-year extension to the exercise period of the warrants (through September 8, 2005). The exercise price was determined to NIS 45.7 per warrant (instead of NIS 44.0). Other conditions of the warrants remain unchanged. The computed theoretical economic value of the warrants, based on the "Black-Scholes" model, totaled as of June 22, 2004 (the Board of Directors' resolution in respect of the change in exercise terms) NIS 1.5 million (calculated on the basis of a 37% annual standard deviation and 6% annual capitalization rate). The closing price of the Company's share on the Tel Aviv Stock Exchange and on the NASDAQ, immediately prior to the Board of Directors' resolution as to the said change was NIS 37.3 and $8.4, respectively.

       (5) The directors and officers of the Company, of Group companies and of companies in which directors serve on behalf of the Company, are covered through October 2005 by insurance of up to $ 40.0 million (per event and for the period) in respect of their liability. The coverage is within the framework of a joint insurance policy for the EIL Group companies. Each Group company bears a pro-rata share (33%) of insurance cost.

              In November 2004 the audit committee and the Board of Directors of the Company resolved to approve the coverage of liability of the Chairman of the Company's Board of Directors under the above insurance policy, in terms of a framework resolution of the Company's general meeting effective through December 31, 2008.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 20 - RELATED PARTIES (CONT.)

A.     TRANSACTIONS (CONT.)

       (6)    As for directors' indemnification-see Note 17C.(1) and (2) above.

       (7) EIL acquired a "Run off" insurance policy covering itself, the Company and Elscint, up to $ 20.0 million over the coverage of $40.0 million included in the additional policies, and all through September 2006. Premium for said insurance totals $810,000 for the entire six year duration of coverage (33% for each company). The insurance covers officers who served in the companies through May 1999 and in respect of events occurring prior thereto subject to same neither being reported nor known in May 1999.

       (8) Subsidiaries receive, from time to time, aviation services from Jet Link Ltd. - a company controlled by Control Centers - for purposes of their activities and operations, in exchange for a payment based on Jet Link's price list, net of a discount of at least 5%.

       (9) The Company and Elscint lease office space from Control Centers at customary commercial conditions.

B.     BALANCES

                                                                          DECEMBER 31
                                                             -----------------------------------
                                                               2004         2003         2004
                                                             --------     --------   -----------
                                                             REPORTED     ADJUSTED     REPORTED
                                                             --------     --------   -----------
                                                                                     CONVENIENCE
                                                                                     TRANSLATION
                                                                                     -----------
                                                               (IN THOUSAND NIS)       US$'000
                                                               -----------------     -----------
       ASSETS:
         Receivables and other debit accounts                  521         7,509         121

       LIABILITIES:

       Payables and other credit accounts                      830             -         193

C.     COMMITMENTS - see Note 17A, above.

D.     LIENS AND GUARANTEES - see Note 17D, above.

E. The Group companies conduct business (the receipt of credit, deposits and management of security portfolio transactions) with a banking corporation, being a related party of the Company. As these transactions are executed in the ordinary course of business and under customary market terms and conditions, no segregation has been made in respect thereof and no disclosure has been provided thereto in the financial statements.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 21 - BUSINESS AND GEOGRAPHIC SEGMENTS

DATA REGARDING BUSINESS SEGMENTS

A.     PRIMARY REPORTING -
       YEAR ENDED DECEMBER 31, 2004

                                             COMMERCIAL
                                                 AND
                                             ENTERTAIN-                 IMAGE       LEASE
                                                MENT                    GUIDED        OF      OTHER
                                              CENTERS       HOTELS    TREATMENT     ASSETS  ACTIVITIES      TOTAL
                                             ---------    ---------   ---------    -------  ----------    ---------
                                                                           REPORTED
                                             ----------------------------------------------------------------------
                                                                      (IN THOUSAND NIS)
                                             ----------------------------------------------------------------------
       YEAR ENDED DECEMBER 31 2004:

       REVENUES                                311,893      218,365    44,049       13,238          -       587,545
                                             =========    =========    ======      =======   ========     =========

       OPERATING INCOME (LOSS) BY SEGMENT       40,691       11,213   (20,102)      10,063       (659)       41,206
                                             =========    =========    ======      =======   ========
       Less - unallocated general and
         administrative expenses                                                                            (43,684)
                                                                                                          ---------
       Operating loss (before financial
         expenses)                                                                                           (2,478)
       Financial expenses, net                                                                              (53,569)
       Other income, net                                                                                     96,908
                                                                                                          ---------
       INCOME BEFORE TAXES ON INCOME                                                                         40,861
       Taxes on income                                                                                       15,804
                                                                                                          ---------
       INCOME AFTER TAXES ON INCOME                                                                          25,057
       Share in associates' results              2,890                                        (18,858)      (15,968)
                                             =========                                       ========
       Minority interest in results of
         subsidiaries, net                                                                                   27,448
                                                                                                          ---------
       INCOME FROM CONTINUING OPERATION                                                                      36,537
       INCOME  FROM DISCONTINUING OPERATION                                                                   6,810
                                                                                                          ---------
       NET INCOME                                                                                            43,347
                                                                                                          =========
       PURCHASE COST OF SEGMENT FIXED
         (TANGIBLE AND INTANGIBLE) ASSETS(*)   199,369      161,361      511
                                             =========    =========    ======
       DEPRECIATION AND AMORTIZATION OF
         SEGMENT ASSETS                         94,257       37,631     6,069        2,895
                                             =========    =========    ======      =======
       PROVISION FOR IMPAIRMENT OF
         INVESTMENTS AND ASSETS                 36,668       10,025                             3,876
                                             =========    =========                          ========
       DECEMBER 31 2004:

       TOTAL SEGMENT ASSETS (*)              2,028,028    1,522,842    51,198      129,914     14,678     3,746,660
                                             =========    =========    ======      =======   ========
       INVESTMENT ON THE EQUITY BASIS           16,685                                         40,245        56,930
                                             =========                                       ========
       UNALLOCATED ASSETS                                                                                   716,689
                                                                                                          ---------
                                                                                                          4,520,279
                                                                                                          =========
       SEGMENT LIABILITIES                     165,638       45,352    27,432        8,311                  246,733
                                             =========    =========    ======      =======
       UNALLOCATED LIABILITIES                                                                            3,038,891
                                                                                                          ---------
                                                                                                          3,285,624
                                                                                                          =========

(*) As for the balance of, and transactions in, assets under construction during the reporting year - see Note 10A., above.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 21 - BUSINESS AND GEOGRAPHIC SEGMENTS

DATA REGARDING BUSINESS SEGMENTS (CONT.)

A.     PRIMARY REPORTING (CONT.) -
       YEAR ENDED DECEMBER 31, 2004  (CONT.)

                                                                      CONVENIENCE TRANSLATION
                                              ---------------------------------------------------------------------
                                              COMMERCIAL
                                                 AND
                                              ENTERTAIN-               IMAGE        LEASE
                                                 MENT                  GUIDED         OF       OTHER
                                               CENTERS       HOTELS  TREATMENT      ASSETS   ACTIVITIES     TOTAL
                                              ----------    -------  ---------      ------   ----------   ---------
                                                                         R E P O R T E D
                                              ---------------------------------------------------------------------
                                                                            (US$'000)
                                              ---------------------------------------------------------------------
       YEAR ENDED DECEMBER 31 2004:

       REVENUES                                 72,398       50,688    10,225        3,073          -       136,384
                                               =======      =======    ======       ======     ======     =========
       OPERATING INCOME (LOSS) BY SEGMENT        9,445        2,603    (4,666)       2,336       (153)        9,565
                                               =======      =======    ======       ======     ======
       Less - unallocated general and
         administrative expenses                                                                            (10,140)
                                                                                                          ---------
       Operating loss (before financial
         expenses)                                                                                             (575)
       Financial expenses, net                                                                              (12,435)
       Other income, net                                                                                     22,495
                                                                                                          ---------
       INCOME BEFORE TAXES ON INCOME                                                                          9,485
       Taxes on income                                                                                        3,669
                                                                                                          ---------
       INCOME AFTER TAXES ON INCOME                                                                           5,816
       Share in associates' results                670                                         (4,377)       (3,707)
                                               =======                                         ======
       Minority interest in results of
         subsidiaries, net                                                                                    6,372
                                                                                                          ---------
       INCOME FROM CONTINUING OPERATION                                                                       8,481
       INCOME  FROM DISCONTINUING OPERATION                                                                   1,581
                                                                                                          ---------
       NET INCOME                                                                                            10,062
                                                                                                          =========
       PURCHASE COST OF SEGMENT FIXED
         (TANGIBLE AND INTANGIBLE) ASSETS (*)   46,279       37,456       119
                                               =======      =======    ======
       DEPRECIATION AND AMORTIZATION OF
         SEGMENT ASSETS                         21,880        8,735     1,409          672
                                               =======      =======    ======       ======
       PROVISION FOR IMPAIRMENT OF
         INVESTMENTS AND ASSETS                  8,512        2,327                               900
                                               =======      =======                            ======
       DECEMBER 31 2004:

       TOTAL SEGMENT ASSETS (*)                470,759      353,491    11,884       30,156      3,407       869,697
                                               =======      =======    ======       ======     ======
       INVESTMENT ON THE EQUITY BASIS            3,873                                          9,342        13,215
                                               =======                                         ======
       UNALLOCATED ASSETS                                                                                   166,362
                                                                                                          ---------
                                                                                                          1,049,274
                                                                                                          =========

       SEGMENT LIABILITIES                      38,449       10,527     6,368        1,929                   57,273
                                               =======      =======    ======       ======
       UNALLOCATED LIABILITIES                                                                              705,406
                                                                                                          ---------
                                                                                                            762,679
                                                                                                          =========


       (*) As for the balance of, and transactions in, assets under construction during the reporting year - see Note 10A., above.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 21 - BUSINESS AND GEOGRAPHIC SEGMENTS

DATA REGARDING BUSINESS SEGMENTS (CONT.)

A.     PRIMARY REPORTING (CONT.)
       - YEAR ENDED DECEMBER 31, 2003

                                             COMMERCIAL
                                                AND
                                             ENTERTAIN-                IMAGE        LEASE
                                                MENT                   GUIDED         OF      OTHER
                                              CENTERS       HOTELS   TREATMENT      ASSETS  ACTIVITIES      TOTAL
                                             ----------   ---------  ---------     -------  ----------    ---------
                                                                           ADJUSTED
                                             ----------------------------------------------------------------------
                                                                      (IN THOUSAND NIS)
                                             ----------------------------------------------------------------------
       YEAR ENDED DECEMBER 31 2003:

       REVENUES                                347,056      189,205         -       13,495          -       549,756
                                             =========    =========   =======      =======    =======     =========
       OPERATING INCOME (LOSS) BY SEGMENT       88,842          533   (52,433)       9,985     (2,176)       44,751
                                             =========    =========   =======      =======    =======
       Less - unallocated general and
         administrative expenses                                                                            (39,673)
                                                                                                          ---------
       Operating income (before financial
         expenses)                                                                                           5,078
       Financial expenses, net                                                                             (211,821)
       Other income, net                                                                                     34,652
                                                                                                          ---------
       LOSS BEFORE INCOME TAXES                                                                            (172,091)
       Tax benefit                                                                                           20,217
                                                                                                          ---------
       LOSS AFTER TAXES ON INCOME                                                                          (151,874)
       Share in associates' losses                                                            (20,951)      (20,951)
                                                                                              =======
       Minority interest in results of
         subsidiaries, net                                                                                   48,671
                                                                                                          ---------
       LOSS FROM CONTINUING OPERATION                                                                      (124,154)
       INCOME  FROM DISCONTINUING OPERATION                                                                  12,073
                                                                                                          ---------
       LOSS FOR THE YEAR                                                                                   (112,081)
                                                                                                          =========
       PURCHASE COST OF SEGMENT FIXED
         (TANGIBLE AND INTANGIBLE)
         ASSETS(*)                             348,413      176,960     1,593        2,186          -
                                             =========    =========   =======      =======    =======
       DEPRECIATION AND AMORTIZATION OF
         SEGMENT ASSETS                        104,471       34,619     5,304        2,994          -
                                             =========    =========   =======      =======    =======
       PROVISION FOR IMPAIRMENT OF
         INVESTMENTS AND ASSETS                 12,215       15,597         -            -      1,155
                                             =========    =========   =======      =======    =======
       DECEMBER 31 2003:

       TOTAL SEGMENT ASSETS (*)              3,401,171    1,270,257    48,465      119,979     21,936     4,861,808
                                             =========    =========   =======      =======    =======
       EQUITY METHOD INVESTMENT                 27,321                                         58,305        85,626
                                             =========                                        =======
       UNALLOCATED ASSETS                                                                                   580,141
                                                                                                          ---------
                                                                                                          5,527,575
                                                                                                          =========
       SEGMENT LIABILITIES                      81,875       53,147    20,487        7,718        431       163,658
                                             =========    =========   =======      =======    =======

       UNALLOCATED LIABILITIES                                                                            3,938,665
                                                                                                          ---------
                                                                                                          4,102,323
                                                                                                          =========


       (*) As for the balance of, and transactions in, assets under construction during the reporting year - see Note 10A, above.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 21 - BUSINESS AND GEOGRAPHIC SEGMENTS (CONT.)

DATA REGARDING BUSINESS SEGMENTS (CONT.)

A.     PRIMARY REPORTING (CONT.)
       - YEAR ENDED DECEMBER 31, 2002

                                                           COMMERCIAL
                                                               AND
                                                           ENTERTAIN-                  IMAGE
                                                              MENT                     GUIDED          OTHER
                                                            CENTERS      HOTELS       TREATMENT      ACTIVITIES       TOTAL
                                                           ----------   --------      ---------      ----------      -------
                                                                                          ADJUSTED
                                                           -----------------------------------------------------------------
                                                                                    (IN THOUSAND NIS)
                                                           -----------------------------------------------------------------
       YEAR ENDED DECEMBER 31 2002:

       REVENUES                                             279,776      206,679             -           1,509       487,964
                                                            =======      =======       =======          ======       =======
       OPERATING INCOME (LOSS) BY SEGMENT                    61,101        1,044       (36,394)         (4,321)       21,430
                                                            =======      =======       =======          ======
       Less - unallocated general and
         administrative expenses                                                                                     (39,705)
                                                                                                                     -------
       Operating loss (before financial)                                                                             (18,275)
       Financial expenses, net                                                                                        (5,440)
       Other income, net                                                                                               9,504
                                                                                                                     -------
       LOSS BEFORE INCOME TAXES                                                                                      (14,211)
       Income taxes                                                                                                   21,711
                                                                                                                     -------
       LOSS AFTER TAXES ON INCOME                                                                                    (35,922)
       Share in, associates' losses                                                                     (2,906)       (2,906)
                                                                                                        ======
       Minority interest in results of
         subsidiaries, net                                                                                            24,490
                                                                                                                     -------
       LOSS FROM CONTINUING OPERATION                                                                                (14,338)
       INCOME FROM DISCONTINUING OPERATION                                                                            54,752
                                                                                                                     -------
       NET INCOME FOR THE YEAR                                                                                        40,414
                                                                                                                     =======
       PURCHASE COST OF SEGMENT FIXED (TANGIBLE AND
         INTANGIBLE) ASSETS                                 789,958       51,016             -          13,137
                                                            =======      =======       =======          ======
       DEPRECIATION AND AMORTIZATION OF SEGMENT
         ASSETS                                              75,788       35,557         5,402
                                                            =======      =======       =======
       PROVISION FOR IMPAIRMENT OF INVESTMENTS                9,714       16,019             -          15,178
                                                            =======      =======       =======          ======

                          ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 21 - BUSINESS AND GEOGRAPHIC SEGMENTS (CONT.)

DATA REGARDING BUSINESS SEGMENTS (CONT.)

B.     SECONDARY REPORTING

                                                                       REVENUES BY GEOGRAPHICAL MARKETS
                                                            ----------------------------------------------------
                                                                            YEAR ENDED DECEMBER 31
                                                            ----------------------------------------------------
                                                              2004         2003          2002            2004
                                                            -------      -------       -------         -------
                                                            REPORTED            ADJUSTED               REPORTED
                                                            --------     ---------------------       -----------
                                                                                                     CONVENIENCE
                                                                                                     TRANSLATION
                                                                                                     -----------
                                                                      (IN THOUSAND NIS)                US$'000
                                                            ----------------------------------       -----------
       Israel                                                55,263       20,106         1,509          12,828
       West Europe                                          203,615      181,668       170,326          47,264
       East and center Europe                               282,536      346,200       314,501          65,584
       Others                                                46,131        1,782         1,628          10,708
                                                            -------      -------       -------         -------
                                                            587,545      549,756       487,964         136,384
                                                            =======      =======       =======         =======

                                                                           PURCHASE COST OF SEGMENT
                                                                    FIXED (TANGIBLE AND INTANGIBLE) ASSETS
                                                            -----------------------------------------------------
                                                                            YEAR ENDED DECEMBER 31
                                                            -----------------------------------------------------
                                                              2004         2003          2002            2004
                                                            -------      -------       -------         -------
                                                            REPORTED            ADJUSTED               REPORTED
                                                            --------     ---------------------       -----------
                                                                                                     CONVENIENCE
                                                                                                     TRANSLATION
                                                                                                     -----------
                                                                      (IN THOUSAND NIS)                US$'000
                                                            ----------------------------------       -----------
       Israel                                                25,353      188,954       123,927           5,885
       West Europe                                          143,904      171,570        94,699          33,404
       East and center Europe                               191,984      168,628       629,775          44,564
       Others                                                     -            -         5,710               -
                                                            -------      -------       -------          ------
                                                            361,241      529,152       854,111          83,853
                                                            =======      =======       =======          ======

                                                                      SEGMENT ASSETS
                                                          --------------------------------------
                                                                   YEAR ENDED DECEMBER 31
                                                          --------------------------------------
                                                             2004          2003         2004
                                                          ---------    ---------     -----------
                                                           REPORTED     ADJUSTED      REPORTED
                                                          ---------    ---------     -----------
                                                                                     CONVENIENCE
                                                                                     TRANSLATION
                                                                                     -----------
                                                             (IN THOUSAND NIS)         US$'000
                                                          ----------------------     -----------
       Israel                                               702,659      769,450       163,105
       West Europe                                        1,437,807    1,245,573       333,752
       East and center Europe                             1,637,524    2,899,886       380,112
       Others                                                25,600       32,525         5,942
                                                          ---------    ---------       -------
                                                          3,803,590    4,947,434       882,911
                                                          =========    =========       =======

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 22 - DISCONTINUING OPERATIONS

A. On December 31, 2002 Elscint sold to a third party (the "Purchaser") (on the basis of an agreement signed on November 13, 2002) all the manufacturing, assembling, engineering and integrating of assemblies and sub assemblies (mainly for medical imaging equipment) which were preformed through its Ma'alot facility in northern Israel ("the Plant"). Elscint sold to the Purchaser the Plant's assets as defined in the agreement. In addition, the Purchaser assumed certain liabilities in respect of the Plant save for those relating to claims pertaining to events or circumstances which occurred or arose prior to consummation, as defined in the agreement. The consideration was determined based on the net book value of the transferred assets as recorded in the Plant's financial statements as of December 31, 2002 with an addition of a fixed amount in respect of the goodwill. As to indemnity granted to Purchaser by Elscint - See Note 17C. (4), above.

       Upon consummation, of the transaction, the Group's activity in the medical imaging area, in general and in the assemblies and sub-assemblies segment, in particular, has effectively ceased. Assets and liabilities, which relate to the discontinuing operation, were included in the balance sheet under separate categories - "assets/liabilities relating to discontinuing operation". The transactions and cash flows relating to the aforesaid operation were included in the statements of operations and cash flows under a separate category - "income from discontinuing operation" and - "cash flows related to discontinuing operation", respectively.

B. Following the sale of the diagnostic ultrasound activity, previously conducted by subsidiaries and the sale of Nuclear Medicine (NM), Magnetic Resonance Imaging (MRI) and Computerized Tomography (CT) activities by Elscint, the Group's core activity in these areas was, during 1998 terminated. The results from same have therefore been presented in the statements of operations, as discontinuing operation.

       Balances included in the statement of operations and/or dispositions in balance sheet items through the reported years, reflect primarily settlements or resolution of disputes and/or lawsuits and/or certain claims relating to the ultrasound, CT and MRI businesses and the ultimate sale thereof by Elscint as well as to the assemblies and sub-assemblies business, as detailed in Section A. above.

C. The following table states composition of assets, liabilities, income and expenses relating to the discontinuing operations in previous years:

                                                                        DECEMBER 31
                                                        ----------------------------------------
                                                          2004           2003           2004
                                                        --------       --------     ------------
                                                        REPORTED       ADJUSTED       REPORTED
                                                        --------       --------     ------------
                                                                                     CONVENIENCE
                                                                                     TRANSLATION
                                                                                    ------------
                                                           (IN THOUSAND NIS)           US$'000
                                                        -----------------------     ------------
       CURRENT ASSETS
       Receivable and other debit accounts               2,577           3,026           598

       LONG-TERM INVESTMENTS AND RECEIVABLES            12,123          13,202         2,814
                                                        ------          ------        ------
                                                        14,700          16,228         3,412
                                                        ======          ======        ======

       CURRENT LIABILITIES
       Payables and other credit accounts               71,986          82,751        16,710

       LONG-TERM LIABILITIES                                 -              51             -
                                                        ------          ------        ------
                                                        71,986          82,802        16,710
                                                        ======          ======        ======

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 22 - DISCONTINUING OPERATION (CONT.)

C.     (CONT.)

                                                                             YEAR ENDED DECEMBER 31
                                                         ---------------------------------------------------------------
                                                           2004              2003              2002              2004
                                                         --------          --------          --------        -----------
                                                         REPORTED                   ADJUSTED                   REPORTED
                                                         --------          --------------------------        -----------
                                                                                                             CONVENIENCE
                                                                                                             TRANSLATION
                                                                                                             -----------
                                                                        (IN THOUSAND NIS)                       US$'000
                                                         --------------------------------------------        -----------
       Revenues                                                --                --           422,055                --
       Cost of revenues                                        --                --           370,148                --
                                                         --------          --------          --------          --------
                                                               --                --            51,907                --
       Marketing and selling expenses                          --                --            (1,075)               --
       General and administrative expenses                     --                --            (8,580)               --
                                                         --------          --------          --------          --------

       OPERATING INCOME BEFORE FINANCIAL INCOME
         (EXPENSES), NET                                       --                --            42,252                --

       Financial income (expenses), net                     2,512             6,463            (5,625)              583
       Other income, net                                    8,555            10,600            15,206             1,986
                                                         --------          --------          --------          --------
                                                           11,067            17,063            51,833             2,569
       Gain on sale of activity                                --                --            37,149                --
                                                         --------          --------          --------          --------
                                                           11,067            17,063            88,982             2,569
       Minority interest                                   (4,257)           (4,990)          (34,230)             (988)
                                                         --------          --------          --------          --------

       NET INCOME FROM DISCONTINUING OPERATION              6,810            12,073            54,752             1,581
                                                         ========          ========          ========          ========

NOTE 23 - FINANCIAL INSTRUMENTS

A.     CURRENCY TRANSACTIONS

       Currency transactions at December 31, 2004:

       SWAP TRANSACTIONS

       (i) SHH has entered into a Swap transaction with a foreign bank (which granted SHH a variable-interest bearing loan), with respect to the interest rate on the loan principal, namely the determination thereof at a fixed 5.8% interest rate through 2027. Elscint's share in the principal amount of the loan and in the fair value of the transaction as of December 31, 2004, based on the market valuation of transactions similar thereto (considering all terms and conditions thereof), totals GBP 17.0 million and GBP 0.2 million, respectively.

       (ii) Two companies within the B.H. Group have entered into a Swap transaction with a foreign financial institution (which granted thereto a variable-interest bearing loan), with respect to the interest rate on the loan principal, namely the determination thereof at a fixed 5.1% interest rate through 2009. Elscint's share in the principal amount of the loan and in the fair value of the transaction as of December 31, 2004, based on the market valuation of transactions similar thereto (considering all terms and conditions thereof), totals E 36.0 million and E 0.6 million, respectively.

B.     FAIR VALUE OF FINANCIAL INSTRUMENTS

       The Group's financial instruments include monetary assets - cash and cash equivalents, short and long-term deposits, trade accounts receivable, marketable securities as well as other receivables and current accounts, and these monetary liabilities - short-term credits and long-term liabilities, trade accounts payable as well as payables and other credit balances. Due to the nature of the financial instruments included in working capital, their fair values approximate those presented in the balance sheet.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 23 - FINANCIAL INSTRUMENTS (CONT.)

B.     FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT.)

       The fair value of long-term trade accounts receivable, deposits and long-term liabilities is ordinarily based on the present value of future receipts and payments, discounted by the interest rate applicable to the Company's lending or borrowing activities under similar terms as of the balance sheet date, and it is not materially different from the value thereof as stated in the financial statements.

       As for the presentation of long-term balances not under market conditions
       - see Note 2J.

       Derivative financial instruments having an active market, were evaluated based on market value.

C.     CONCENTRATION OF CREDIT RISKS

       Israeli and foreign cash and deposits are placed in banks.

       Investments in marketable securities - as for composition of the short and long-term investment portfolio- see Note 4 and Note 9 above.

       Investments in marketable securities are exposed to market-price fluctuations. Capital markets are also subject to fluctuations in respect of events over which the Group has no control. Such changes may have an impact on the value of these investments upon realization.

       Due to the nature of their activity, the Group companies are not materially exposed to credit risks stemming from dependence on a given customer. The Group companies examine on an ongoing basis the credit amounts extended to their customers and, accordingly, record a provision for doubtful debts based on those factors they consider having an effect on specific customers.

       Debts included in the framework of long-term receivables - see Note 8A above.

D.     INTEREST-RATE RISKS

       As for interest rates - see Notes 3, 4, 8, 9, 12 and 14 above.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS




NOTE 24 - MATERIAL SUBSEQUENT EVENTS (UNAUDITED)

A.   Declaration of a dividend, in March 2005 - see Note 18D.

B. Exercise of warrants into shares, by the Chairman of the Board of Directors (the controlling shareholder of the Company), in February 2005 - see Note 18C.

C. Release of part of the proceeds from the transaction for the sale of the commercial and entertainment for centers (in July 2004), the amount of E
     6.8 million, in March 2005 and a corresponding personal guarantee provided by the Company, as security thereof - see Note 9B.(3)a.

D. A transaction for the sale of 4 additional commercial and entertainment centers (of January 2005) - see Note 9B.(3)b.

E. Notice of cooperation between Gamida and Teva, of February 2005 - see Note 9A(1)b.

F. Submission of a bid to participate in a tender published by the Second Television and Radio Authority, by the Company and Elscint (25% each), of January 2005 - see Note 17A.(4). In April 2005, the Second Television and Radio Authority informed our joint-venture (50%), established for the purpose of submitting the abovementioned bid, that it was not included among the winning groups in the tender.

G. With regard to a lawsuit filed by an employee of the EIL Group against companies in the Control Centers Group, of March 2005, the outcome of which may have an effect on the assets of the Company - see Note 17B.(7).

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS



NOTE 24 - MATERIAL SUBSEQUENT EVENTS (UNAUDITED) (CONT.)

H. On May 22, 2005, the Company's Board of Directors approved a binding Heads of Terms, signed by PC with the Klepierre Group of France ("Klepierre") for the sale by PC of the entire equity and voting rights (100%) of the companies owning 4 operational shopping centers in Poland, in consideration for payment of a purchase price calculated on the basis of the gross rentals of these centers as of the March 31, 2005, at certain agreed yields. An adjustment of the purchase price will be conducted on December 31, 2005 on the basis of the gross rentals as of the adjustment date, at the agreed yields. As part of the transaction, Klepierre will acquire the entire outstanding share capital of the Polish subsidiary of PC which manages the acquired operational shopping centers.

     In addition, Klepierre will sign future share purchase agreements for the acquisition of the entire equity and voting rights in the companies presently developing 2 shopping centers in Poland, as well as a further 2 companies developing shopping centers in the Czech Republic. Klepierre also has an option to acquire a third shopping center under development in Poland, subject to the attainment of certain conditions. Upon the completion and delivery of the shopping centers, Klepierre will pay the purchase price calculated on the basis of the gross rentals on the date of delivery, at agreed upon yields. Klepierre will furnish PC with an irrevocable bank guarantee in respect of the entire consideration based upon forecasted gross rentals. A final adjustment of the purchase price for each of these development centers will be conducted up to 9 months following delivery on the basis of actual gross rentals as of their adjustment dates, at the agreed upon yields. The Company will furnish Klepierre with its corporate guarantee for the fulfillment by PC of all its undertakings and obligations under the definitive agreements.

     The completion of the transaction is subject to the obtaining of regulatory approvals, customary due diligence investigations, and the execution of definitive agreements in forms to be agreed.

     Within the framework of the transaction, it has also been agreed that Klepierre will acquire the remaining 50% of the equity rights in the Hungarian management company retained by PC after the previous transaction with Klepierre, which included the sale of 12 shopping centers and the sale of 50% of the management company, to Klepierre (see Note 9B.(3)a. above).

     Upon execution of the definitive agreement, Klepierre has agreed to release the bank guarantee held by it as security for the future performance of certain incomes deriving from the sale of utilities by the 12 Hungarian centers sold in July 2004. Klepierre shall furthermore waive all and any future claims, arguments or contentions of whatsoever nature or kind against PC relating to and/or in connection with and/or arising out of the future sale of utilities in all or any of the Portfolio Centers and/or the revenues derived therefrom, in respect of which the guarantee had been furnished.

I. In May 2005 Elscint and the Israeli Tax Authorities agreed on final tax assessments for the years 1999-2002, the outcome of which has resulted in
     (i) a decrease in the valuation allowance in respect of carry forward losses, in the amount of NIS 80.0 million ($18.5 million); and (ii) an additional payment of NIS 3.0 million ($1.2 million) for which a provision has been recorded in these financial statements (see Note 17C.(5)a.).

J. On May 31, 2005 Vcon's managements informed that it is seeking additional funding from a number of sources, but that there can be no assurance that it will secure the necessary liquidity to meet its financing needs. Its management also reports, that it is taking certain cost reduction measures in order to reduce its operating expenses and cash consumption. Following this announcement, the Company's share in Vcon's quoted market value decreased by approximately E1.0 million ($1.2 million).

K. In May 2005, Elscint completed the acquisition of 100% of the equity and voting rights of Mango, the Israeli distributor and retailer of the internationally renowned retail brand name MANGO-MNG(TM) (see Note 17A.(6) above).

L. On May 17, 2005 PC completed the acquisition of the 50% not owned by it, in the Sadyba commercial and entertainment center in Warsaw, Poland, for a purchase price of approximately $19.5 million (see Note 9B.(3)a. above).

M. The Company and EUN exercised their option mentioned in Note 14D. above to convert the linkage currency of long-term loans obtained by them from an Israeli bank, from the dollar ($) into Euro (E). On May 31, 2005, an amount of $56.0 million, was thus converted for a one-year period.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS



NOTE 24 - MATERIAL SUBSEQUENT EVENTS (UNAUDITED) (CONT.)

N. On June 20, 2005, the Company approached Elscint regarding a possible combination of the two companies in a share-for-share transaction, whereby the Company would acquire the shares of Elscint from its minority shareholders. The Company's independent committee approached Elscint's independent committee to begin negotiations on the transaction and also offered an initial proposal to acquire all Elscint's ordinary shares not already owned by the Company, in a share-for-share transaction pursuant to which each ordinary share of Elscint will be exchanged for 0.40 ordinary shares of company. The average closing price of the Company's and Elscint's ordinary shares on the Nasdaq National Market and on the New York Stock Exchange, respectively, during the 30-day period ending on June 8, 2005 (the date of the first announcement of this potential transaction) was $18.00 and $5.78, respectively. The independent committees of both companies appointed financial and legal advisors to evaluate the fairness of the proposal on behalf of the company and Elscint's shareholders. Should the parties decide to carry out the transaction, it will be subject to inter alia. (i) the execution of a definitive agreement; (ii) the approval of the Audit Committee, Board of Directors and Shareholders Meeting of both companies; (iii) court approval in accordance with Sections 350 and 351 of the Israeli Companies Law 1999; and (iv) the receipt of any other approvals required by law. There is no assurance that the transactions will be agreed upon or consummated pursuant to the aforementioned terms or at all.

                           ELBIT MEDICAL IMAGING LTD.

                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Israel ("Israeli GAAP"), which differ, in certain significant respects, from those generally accepted in the United States ("U.S. GAAP"), as follows:

A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP

     1.   EFFECT OF INFLATION

          In accordance with Israeli GAAP. Through December 31, 2003, the Company's financial statements were prepared in adjusted values (in NIS of constant purchase power), on the basis of changes in the consumer price index ("Inflation" and "CPI"), in accordance with Opinions No. 36 and 50 of the ICPAI ("Opinion 36" and "Opinion 50"). On January 1, 2004, Accounting Standard No. 12 of the IASB came into effect ("Standard 12"). In accordance with the provisions of Standard 12, adjustment of financial statements to the inflation shall cease commencing January 1, 2004, with adjusted amounts of non-monetary items which were included in the balance sheet of December 31, 2003, are to be used as the basis for the nominal financial reporting as and from January 1, 2004. Amounts presented in the financial statements for periods commencing January 1, 2004 were, therefore, included in values to be hereinafter referred to as "Reported amounts". For the basis of presentation and principles of the adjustment - see Note 2A., above.

          In accordance with U.S. GAAP. The financial statements should be expressed in nominal historical terms.

          As permitted by the United States Securities and Exchange Commission rules for foreign private issuers whose financial statements comprehensively include the effects of inflation, price level adjustments have not been reversed in the reconciliation of Israeli GAAP to the U.S. GAAP financial statements.

                           ELBIT MEDICAL IMAGING LTD.

                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

     2.   JOINTLY CONTROLLED COMPANIES

          In accordance with Israeli GAAP. The financial statements of jointly controlled companies are included in the consolidated financial statements in accordance with the "proportionate consolidation method".

          In accordance with U.S. GAAP. Investments in jointly controlled companies are accounted for by the equity method. However, use of the proportionate consolidation method is permitted by Securities and Exchange Commission rules for a foreign issuer. Use of proportionate consolidation does not have any effect on the income (loss) and/or shareholders' equity. Differences in classifications or display of items in the balance sheet, in the statement of operations and in the statement of cash flows, that result from using proportionate consolidation, are not required to be included in the reconciliation to the U.S. GAAP financial statements. However, summarized data on a pro forma basis, regarding reporting differences between the proportionate consolidation method and the equity method, is provided in B.3 below.

     3.   DEFERRED TAX

          A.   DEFERRED TAXES IN RESPECT OF INFLATION ADJUSTMENT

               In accordance with Israeli GAAP. Deferred taxes in respect of inflation adjustments to fixed assets are provided only to the extent that such fixed assets are depreciated over a period not exceeding 20 years. As for Accounting Standard No. 19 - "Income Taxes", the initial implementation of which (mainly for the initial inclusion of deferred taxes in respect of inflation-adjustment component for land and buildings), is required for financial statements for periods commencing on or after January 1, 2005 - see Note 2W., above.

               In accordance with U.S. GAAP. Deferred taxes are provided on all such inflation-adjustments, to the extent that they are temporary differences, regardless of the period through which they will be depreciated or when they will be deductible for tax purposes.

          B.   DEFERRED TAXES IN RESPECT OF BUSINESS COMBINATION

               In accordance with Israeli GAAP. Through December 31, 2004, deferred taxes are recorded for differences between the assigned value, at the acquisition date, and the book value for tax purposes, of identifiable assets and liabilities of subsidiaries, upon acquisition of the investment therein, except for assets for which depreciation is not allowable for tax purposes (e.g. land and similar assets). As from January 1, 2005 deferred tax will be recorded for such differences which were out of the scope of the accounting principles which were in effect through December 31, 2004, as mentioned above (including land and the same) as long as such differences relate to transactions occur as of that date and thereafter.

               In accordance with U.S. GAAP. Deferred taxes are recorded for temporary differences mentioned in the preceding paragraph, in respect of assets whether or not their depreciation is allowed for tax purposes.

                           ELBIT MEDICAL IMAGING LTD.

                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

     3.   DEFERRED TAX (CONT.)

          C. TAX EFFECT ON ITEMS INITIALLY CHARGED OR CREDITED TO SHAREHOLDERS' EQUITY

               Any related tax effects in respect of items charged or credited directly to shareholders' equity during the current year, should also be included directly in equity.

               In accordance with Israeli GAAP. Current-year deferred taxes related to prior-years equity items (arising from (i) changes in assessments of recovery of deferred tax assets; or (ii) changes in tax rates, tax laws, or other measurement factors), should be included directly in shareholders' equity.

               In accordance with U.S. GAAP. SFAS No. 109 prohibits the inclusion of such tax effects directly in shareholders' equity, but only in the statement of operations of the current reporting year.

          D.   INITIAL RECOGNITION OF AN ASSET OR A LIABILITY

               Temporary differences which arise on initial recognition of an asset or a liability, such as an event that part of the cost of an asset is not deductible for tax purposes.

               In accordance with Israeli GAAP. It is not allowed to recognize deferred tax asset or liability, on initial recognition or subsequently, when temporary differences generated upon initial recognition of goodwill or upon transaction not in respect with a business combination, and that which at the initial recognition thereof had no effect on the accounting or tax net income.

               In accordance with U.S. GAAP. EITF 98-11 addresses recognition of deferred taxes and requires that an enterprise recognize a deferred tax liability or asset for all temporary differences. Thus, even if the transaction is not a business combination, and affects neither accounting income nor taxable income, an enterprise would recognize the resulting deferred tax liability or asset and adjust the carrying amount of the asset or liability by the same amount.

                           ELBIT MEDICAL IMAGING LTD.

                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

     4.   SOCK-BASED COMPENSATION

          In accordance with Israeli GAAP. The Intrinsic value within an equity-settled share based payment transaction (including shares granted to employees against loans which constitute the sole security for the loans repayment, that are treated as options), granted by companies to their employees and/or directors, is not charged as compensation expenses in the statement of operations.

          In accordance with U.S. GAAP. The company applies the intrinsic value method for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and in accordance with FASB Interpretation No. 44. Pursuant to these accounting pronouncements, the Company records compensation for stock options in respect of fixed awards (i.e., award in which the number of shares granted and their exercise price is fixed and known at the grant date), granted to employees and/or directors over the vesting period of the options, based on the difference, if any, between the exercise price of the options and the fair value of the underlying shares at that date of grant. With respect to variable (not fixed) awards, changes in the market price of the underlying shares at each balance sheet date, may affect the aggregate amount of compensation recorded. Accordingly, in some of the Company's and its subsidiaries' stock option plans, no compensation expenses has been recognized for options granted, as grants were made at the quoted market value of the underlying shares. However, in stock option plans, adopted by one of the Company's subsidiaries, being a privately held company (see Note 9B(2)d. above), its Board of Directors determined that at the various times of issuance of its stock options under two Stock Option Plans, the fair value of the shares underlying the stock options exceeded the stock option exercise prices by an accumulated amount of approximately $7.7 million. Deferred compensation is amortized to compensation expenses over the vesting period of the options and is included as salary, as part of the cost of revenues, research and development costs, selling and marketing expenses and general and administrative expenses, as the case may be.

          Grants to other-than employees/directors are accounted for at fair value as of the date of grant, in accordance with SFAS No. 123, "Accounting for Stock-based Compensation" ("SFAS No. 123"), as amended by SFAS 148 and related interpretations.

          Regarding the pro forma effect, according to SFAS No. 123, see B.5A.(4) below.

     5.   ISSUANCE OF SHARES BY A DEVELOPMENT STAGE INVESTEE ("INSIGHTEC")

          In accordance with Israeli GAAP. The increase in the Company's share of the net asset value of such an investee, as a result of an issuance of shares by the investee to third parties, is recorded as deferred income, which is charged to the statement of operations over a three year period or up to the Company's share in investee's losses during the relevant period, whichever is higher, on an cumulative basis.

          In accordance with U.S. GAAP. The increase in the Company's share in the investee's net asset value, is included directly in shareholders' equity.

          The accumulated losses of Insightec during its development stage period, amounts to approximately $50.0 million.

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

     6.   IMPLEMENTATION OF THE EQUITY METHOD

          A. Investment previously accounted for on the cost basis which becomes qualified for use of the equity method, due to an increase in the level of ownership as a result of acquisition by the Company of additional voting stock of the investee or due to a change in the investor's status because of no longer meeting the applicable Venture Capital Investment Fund conditions, is treated as follows:

               In accordance with Israeli GAAP.

               (i) The company (the Investor) should implement the equity method only from the date the investment become qualified for use of the equity method (i.e. from the date the change has occurred) and thereafter. Restatement of previous years' data, presented within the financial statements, is not required or permitted.

               (ii) Goodwill is amortized periodically over its respective estimated useful life, and is reviewed periodically, for impairment.

               In accordance with U.S. GAAP.

               (i) The investment, results of operations (current and prior periods presented) and retained earnings of the company, should be adjusted, retroactively, by applying the accounting of step-by-step acquisition of the investee's stock.

               (ii) Goodwill related to equity method investees is not amortized
                    (as from January 1, 2002 and thereafter) but is tested for impairment under the provisions of APB 18.

          B. In circumstances where the Company's ownership in an investee company (mainly, venture capital investments) is in the form of preferred securities or other senior securities, the Company records equity losses based on the ownership level of the particular investee securities or loans extended by the Company to which the equity method losses are being applied.

               In accordance with Israeli GAAP. If the investor is able to exercise significant influence over the investee's operational and financial policies, the equity method of accounting shall be applied.

               In accordance with U.S. GAAP. Effective for reporting periods beginning after September 15, 2004, the equity method of accounting is no longer being applied in respect of investments that are not common stock (or in-substance common stock), regardless of the Company's ability to carry out through such securities significant influence over the investee's operational and financial policies.

     7.   CAPITALIZATION OF FINANCIAL EXPENSES DURING THE CONSTRUCTION PERIOD

          In accordance with Israeli GAAP. The amount of financial expenses to be capitalized for qualifying assets is that portion of the financial expenses in real terms, including exchange rate differences, incurred during the assets' construction period.

          In accordance with U.S. GAAP. Financial expenses eligible for capitalization for qualifying assets include only interest costs, and do not include exchange rate gains and losses.

                           ELBIT MEDICAL IMAGING LTD.

                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

     8.   IMPAIRMENT OF LONG-LIVED ASSETS AND INVESTMENTS

          Throughout the process of assessing the need for recording an impairment loss, the Company considers certain indicators, so as to trigger an impairment review, that include, among others, the following: (i) a material adverse industry or economic trend; (ii) significant under-performance relative to historical or projected and expected operating results; (iii) a significant change in the manner in which an asset is used, or is supposed to or intended to be used;
          (iv) significant changes, with an adverse effect, in the market, economic or legal environment in which each asset is operating and/or in which we own or lease real estate; (v) an accumulation of costs significantly in excess of the amount originally expected to be used for the construction, operation and/or holding of an asset; and (vi) various other indications as to the fair value of assets in their respective active markets.

          In accordance with Israeli GAAP. As from January 1, 2003, the impairment review for such assets is based on the assets' estimated net selling price or the estimated value-in-use, based on discounted cash flows expected to be generated by those assets, whichever is higher (see also Note 2N. above). According to the provisions set forth in statement No. 68 of the ICPAI (which were in effect through December 31, 2002), in case of a decline in value (other than of a temporary nature) that causes the fair value of an investment in an autonomous foreign investee company (including, subsidiaries) to be less than its carrying amount, a provision for the decline in fair value was provided. Goodwill is amortized over its estimated useful life, and is reviewed periodically, for impairment.

          In accordance with U.S. GAAP. The impairment review for such assets that are held for use is based on undiscounted future cash flows expected from the holding and use of these assets in accordance with SFAS 144 ("Accounting for the Impairment or Disposal of Long-Lived Assets").

          The principles set forth in APB 18, in respect of fair value measurement and loss recognition for a decline in an investment's value, refers to investments in associated companies only. Tests and measurements for impairment of the company's share in subsidiary's equity are performed on a consolidated basis and is covered by provisions, included in other statements for measuring assets and/or liabilities.

          Goodwill determined to have an indefinite useful life acquired in a purchase business combination, is not amortized, but is tested for impairment, at least annually, together with the entire investment, as a whole.

     9.   REALIZATION OF CAPITAL RESERVE FROM TRANSLATION ADJUSTMENT

          A.   As a result of impairment loss recognition:

               In accordance with Israeli GAAP. Such an impairment loss is to be charged directly against any credit balance in the capital reserves for translation adjustments, previously recorded in respect of this investment. Commencing January 1, 2003, (the date a new accounting standard regarding Impairment of assets became effective in Israel) such a decline in value is charged directly to the statement of operations. Thus, as from that date no difference between Israeli GAAP and U.S. GAAP regarding this issue, exists.

               In accordance with U.S. GAAP. Capital reserves for translation adjustments are realized only upon sale or upon complete (or substantially complete) liquidation of the investment in the foreign entity. Realization of such capital reserve as a result of recording a provision for impairment loss, is prohibited.

                           ELBIT MEDICAL IMAGING LTD.

                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

     9.     REALIZATION OF CAPITAL RESERVE FROM TRANSLATION ADJUSTMENT (CONT.)

          B. As a result of a repayment of a monetary balance of a capital nature:

               In accordance with Israeli GAAP. The accumulated translation adjustment relating to such monetary balance, is released to the statement of operations.

               In accordance with U.S. GAAP. Capital reserves for translation adjustments are realized only upon sale or upon complete (or substantially complete) liquidation of the investment in the foreign entity. Realization of such capital reserve, as a result of a repayment of a monetary balance of a capital nature, is prohibited.

     10.  DERIVATIVE FINANCIAL INSTRUMENTS

          A. The Company leases its commercial centers under long-term contracts. The leases are denominated, generally, in Euro (some are denominated in dollars), most of which are linked to the Euro Index.

               In accordance with Israeli GAAP. Derivatives embedded within non-derivative instruments, should not be bifurcated from the host instruments and are treated for accounting purposes together with the host instrument.

               In accordance with U.S. GAAP. According to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), a "derivative" is typically defined as an instrument whose value is derived from an underlying instrument, index or rate, has a notional amount, requires no or little initial investment and can be net settled. Derivatives include, but are not limited to, the following types of investments: interest rate swaps, interest rate caps and floors, put and call options, warrants, futures, forwards and commitments to purchase securities and combinations of the foregoing.

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

               In conformity with SFAS 133, foreign currency forward contracts that are embedded within such lease contract ("the host contract") should be bifurcated and accounted for separately. The bifurcated forward contracts are recorded at their fair value while changes in their fair values are charged to the statement of operations and classified under financial income, (expenses) net.

               An embedded foreign currency instrument is not bifurcated from the host contract, if (i) contracts in which specified volumes of sales of one of the parties to the contract serve as the basis for settlement ("underlying"); (ii) the host contract is not a financial instrument and it requires payments denominated in the functional currency of any substantial party to that contract, determined based on the conditions exists at the inception of the lease agreement.

                           ELBIT MEDICAL IMAGING LTD.

                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

     10.    DERIVATIVE FINANCIAL INSTRUMENTS (CONT.)

          B. In order to partially hedge the risk of variable interest rate on long term loans, the company fixed certain variable interest rates by swap transactions.

               In accordance with Israeli GAAP. Derivative financial instruments that are designated for hedging cash flows are not presented as assets or liabilities.

               In accordance with U.S. GAAP. Derivative financial instruments that are designated for hedging cash flows, are stated, according to FAS No. 133, at their estimated fair value. Changes in their fair value during the reporting period are charged, when occurred, as capital reserve, under other comprehensive income, in shareholders' equity.

     11.  DISCONTINUED OPERATIONS

          A.   DETERMINATION OF A "COMPONENT OF AN ENTITY":

               Upon realization of a "component of an entity" the results thereof should be accounted for as discontinued operations.

               In accordance with Israeli GAAP. A "component of an entity" comprises operations that (i) can be distinguished operationally and for financial reporting purposes, from the rest of the entity; (ii) represents a separate major line of business or geographical area of operations. The applicable Israeli principles do not address a "reporting unit" (as defined in standard No. 15 of the IASB) to be considered "a component of an entity" for discontinued operation purposes.

               In accordance with U.S. GAAP. A "component of an entity" comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A "component of an entity" may be a "reportable segment" or an "operating segment" (as those terms are defined in SFAS No. 131), a "reporting unit" (as that term is defined in SFAS No. 142), a subsidiary, or an "asset group" (as that term is defined in SFAS No. 144). The results of operations of a "component of an entity" that either has been disposed of or is classified as held-for-sale, shall be reported as discontinued operations, if both of the following conditions are met: (i) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction; and (ii) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. Each hotel or commercial center is, as of the date of the financial statements, the lowest level at which the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Therefore, each hotel and/or commercial center is considered for discontinued operations purpose, as a "component of the entity".

                           ELBIT MEDICAL IMAGING LTD.

                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

     11.  DISCONTINUED OPERATIONS (CONT.)

          B.   GAIN RECOGNITION:

               As for the description of the sale of plant by Elscint ("Ma'alot transaction"), see Note 22A., above.

               In accordance with Israeli GAAP. A gain from a sale transaction is recognized only after providing an acceptable level of assurance of the existence and the amount of the gain. Gain generation process is deemed to be culminated when: (i) realized (assets are exchanged for cash or claim to cash) or realizable
               (ii) the seller has substantially accomplished what it must do in order to be entitled to the benefits represented by the gain. The gain from the sale of a business should be recognized, generally, when the following conditions have been satisfied: (i) the seller has transferred to the buyer the significant risks and rewards of ownership; (ii) the seller retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the assets/business sold; (iii) any major uncertainties as to ultimate realization of profit have been removed and the amount of the gain can be measured reliably; and
               (iv) it is probable that the economic benefits associated with the transaction will flow to the seller and the collection of the sale price is reasonably assured. In light of the above mentioned, the gain was recognized in the Company's 2002 financial statements.

               In accordance with U.S. GAAP. Gain from such sale of business should not be recognized unless all consideration was in the hand of the seller at the balance sheet date. Since in the Ma'alot transaction, a significant portion of the cash consideration was, according to the buyer's request, deposited in escrow, for future release, in order to secure the potential purchase price adjustments, that may be required (if any), the gain on the sale was recognized, for U.S. GAAP purposes, in the Company's 2003 financial statements.

     12.  SUBSEQUENT EVENTS - DIVIDEND

          If a dividend is declared subsequent to the balance sheet date but before the financial statements are issued, the dividend is not recognized as a liability at the balance sheet date.

          In accordance with Israeli GAAP. Such dividend is to be recorded as a separate item in the shareholders' equity, named "declared dividend after the balance sheet date".

          In accordance with U.S. GAAP. Such dividend is not recorded as a separate item in the shareholders' equity.

     13.  CONVERTIBLE DEBENTURE

          In accordance with Israeli GAAP.

          A. Convertible debentures are included, in each reporting period, on the basis of the probability of their conversion as at the date of the end of each respective reporting period. If conversion is not probable they are recorded as liabilities at their monetary value; if conversion is probable they are presented as a separate caption between liabilities and shareholders' equity, at the higher of their monetary or non-monetary value.

          B. The "beneficial conversion feature" component is not recognized in the financial statements, separately, within the shareholders' equity.

                           ELBIT MEDICAL IMAGING LTD.

                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

     13.  CONVERTIBLE DEBENTURE (CONT.)

          In accordance with U.S. GAAP.

          A. Convertible debentures are recorded as liabilities at their monetary value.

          B. In accordance with EITF No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF No. 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments", embedded "beneficial conversion features" included in convertible securities, should be valued separately at issuance. The embedded "beneficial conversion feature" should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. That amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value).

          The abovementioned differences do not have any substantial effect on the consolidated financial statements for the reporting periods presented.

     14.  GUARANTEES PROVIDED IN FAVOR OF THIRD PARTIES

          In accordance with Israeli GAAP. Neither liability recognition nor disclosure, in respect of guarantees issued and provided by the Company in favor of other third parties, are required.

          In accordance with U.S. GAAP. In November 2002, FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was issued. This interpretation requires elaborating on the disclosures that must be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The management of the Company is of the opinion that FIN 45 does not have a material impact on its financial statements.

                           ELBIT MEDICAL IMAGING LTD.

                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

     15. PRINCIPLES OF CONSOLIDATION IN RESPECT OF "VARIABLE INTEREST ENTITIES" ("VIE")

          In accordance with Israeli GAAP. Statement of Opinion No. 57 of the ICPAI, which constitutes the sole prevailing pronouncement for consolidation principles in Israel, does not deal with control achieved through means other than voting rights.

          In accordance with U.S. GAAP. Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51", provides a new framework for identifying variable interest entities ("VIE") and determining when a company should include the assets, liabilities and results of operations of a VIE in its consolidated financial statements. In December 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues.

          An entity is considered as a VIE when (i) the equity investment at risk is not sufficient to permit the entity from financing its activities without additional subordinated financial support from other parties; or (ii) equity holders either: (a) lack direct or indirect ability to make decisions about the entity; (b) are not obligated to absorb expected losses of the entity; or (c) do not have the right to receive expected residual returns of the entity if they occur. If an entity or investment is deemed to be a VIE, an enterprise that absorbs a majority of the expected losses of the VIE or receives a majority of the residual returns (if no other variable interests absorb majority of the VIE's losses), or both, is considered the "primary beneficiary" and must consolidate the VIE.

          FIN 46 was effective immediately for VIEs created after January 31, 2003. For VIEs created before January 31, 2003, the provisions of FIN 46, as revised, were adopted as of December 31, 2004. The adoption of the provisions applicable to variable interests did not have a significant impact on the Company's consolidated financial position, consolidated results of operations, or liquidity.

     16.  OTHER DIFFERENCES

          a.   Translation of profit and loss items:

               In accordance with Israeli GAAP. As from January 1, 2004 revenues and expenses of foreign operations constituting "autonomous foreign entities", are translated based on exchange rate as at the date of transaction or cash flow, as the case may be, or for sake of practicality, using the average exchange rate for the period; thus, as from that date, no differences between Israeli GAAP and U.S. GAAP, exists. Principles used through Decembers 31, 2003 provided for translation of all items of the "autonomous foreign entities" financial statements (including those of the statements of operations and cash flows), based on "closing rates".

               In accordance with U.S. GAAP. In accordance with SFAS No. 52, the transactions included in the statements of operations and cash flows of an "autonomous foreign entity," are translated at the actual transaction rates or the average rate for the period, for all reporting years included in these financial statements.

          b.   Start-up costs:

               In accordance with Israeli GAAP.

               (i) Pre-operating costs in respect of hotels and/or commercial centers operations are stated at cost and amortized over a three-year period from commencement of full scale operations.

               (ii) Initiation costs of projects which do not meet
                    capitalization criteria (see Note 2I. above) are included as operating expenses.

                           ELBIT MEDICAL IMAGING LTD.

                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

     16.  OTHER DIFFERENCES (CONT.)

          b.   Start-up costs (cont.):

               In accordance with U.S. GAAP. In accordance with the Statement of Position ("SOP") 98-5 "Reporting on the Costs of Start-up Activities", all costs of start-up activities (pre-opening, pre-operating and organizational costs) are expensed, within operating expenses, as incurred.

          c.   Marketable Securities:

               In accordance with Israeli GAAP. Investments in marketable securities, designated by management for sale in the short term, are included in current assets at their market value at the balance-sheet date. Changes in value are charged to the statement of operations, as incurred.

               In accordance with U.S. GAAP. In accordance with SFAS No. 115, marketable securities that are acquired and held principally for the purpose of selling them within the near future, are classified as trading securities and are reported at their fair value. Unrealized gains and losses in respect of such securities, are included in the statement of operations. Marketable securities not classified as trading securities, are classified as available-for-sale securities and are reported at their fair value. Unrealized gains and losses in respect of such securities, are included in a separate item within the shareholders' equity and reported as other comprehensive income. Held-to-maturity securities are debt securities for which the Company has the intent and ability to hold to maturity. Losses resulting from other-than-temporary impairment, are included in the statement of operations, as incurred.

          d.   Capitalization of rent costs:

               In accordance with Israeli GAAP. Rent costs incurred during the construction period have been capitalized to the cost of the assets.

               In accordance with U.S. GAAP. There are two acceptable methods to account for rent costs incurred during the construction period as follows: (i) to expense these costs as incurred in the period they are recognized (the "Expense Method"); or (ii) to capitalize these costs to the cost of the assets (the "Capitalization Method"). The Company applies for U.S. GAAP purposes the Expense Method.

          e.   Convertible securities of investees:

               In accordance with Israeli GAAP. A company is required to record a provision for losses which may incur as a result of the dilution of its shareholdings in investees upon exercise of vested share options, when it is probable that they will be exercised.

               In accordance with U.S. GAAP. A loss resulting from the dilution of a Company's shareholdings, in the event the share options are exercised, is recorded in its financial statements only at the time of exercise.

                           ELBIT MEDICAL IMAGING LTD.

                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

     16.  OTHER DIFFERENCES (CONT.)

          f.   Contingent consideration based on security price:

               Consideration for a business combination may be contingent on the change in the market price of the shares issued by the acquirer. Under such an agreement, unless the price of the shares issued equals, at least, an agreed amount ("Specified Amount") on the date such contingency have been resolved ("Specified date") the acquiring corporation is required to issue additional shares or to transfer cash (at the acquirer's sole discretion) in order to make the current value of the total consideration equal to the Specified Amount. The Company in such a transaction elected at the settlement (specified) date to issue additional shares (see
               Note 18B.(ii), above).

               In accordance with Israeli GAAP. The shares, which are issued unconditionally at the date the transaction is consummated, should be recorded at their market price at such date. The difference between the market price of such shares upon issuance, and the Specified Amount, is recorded as a monetary liability. Changes in the value of the liability (since the shares issuance through the specified date), are recorded in the statement of operations for each reporting period. On the specified date, by way of issuance of additional shares, such liability is to be charged to share capital and to premium on shares.

               In accordance with U.S. GAAP. The shares issued unconditionally at the date the transaction is consummated, should be recorded at the Specified Amount, discounted to its present value. No adjustments on the shareholders' equity and on other balance sheet items are required until and after the contingency is resolved by way of issuance of additional shares.

          g. Costs incurred in connection with an exchange or modification of a debt instrument between an existing borrower and lender:

               In accordance with Israeli GAAP. Fees paid by the debtor to the creditor ("fees") or costs incurred with third parties ("Costs") directly related to the exchange or modification of a debt instrument, which is not accounted for as a debt extinguishment, should be accounted as an adjustment to the carrying amount of the new debt, due to the fact that the terms of the old debt and the new debt are not considered substantially different, and are amortized over the remaining term of the replacement or modified debt.

               In accordance with U.S. GAAP. Such expenses are distinguished into two categories: (i) Fees paid as part of an exchange or modification, which is not accounted for as a debt extinguishment, should be accounted as an adjustment of interest expense and amortized over the remaining term of the replacement or modified debt instrument; (ii) Costs incurred with third parties, should be expensed, as incurred.

          h.   Classification of certain expenses:

               In accordance with Israeli GAAP. Certain expenses (mainly, impairment of long-lived assets and investments which are included on cost basis) are presented as "other expenses".

               In accordance with U.S. GAAP. These expenses are included within operating expenses.

                           ELBIT MEDICAL IMAGING LTD.

                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

     17.  EARNINGS PER SHARE ("EPS")

          In accordance with Israeli GAAP.

          a. Share options and shares issued to employees for consideration of loans for which the sole security for their repayment is the shares granted (that are treated as options) are included in the computation of basic earnings per share only when vested and if their exercise is considered to be probable. In such case, basic earnings are adjusted for "notional interest" resulting from such securities. Calculation of the probability is based on the ratio between the market price of the shares and the present value of the exercise price of the options or the present value of the repayment amount of the loans granted for the purchase of such shares, as applicable.

          b. Shares whose issuance is contingent on the Company's future share price ("Contingently issuable shares"), are not included in the weighted average number of issued shares for the purpose of both calculating the basic EPS and the diluted EPS.

          c. Share options (including shares for consideration of loans for which the sole security for repayment is the shares granted), which are unvested and/or whose exercise is not probable, are nevertheless considered as exercised, for the purpose of calculating the diluted earnings per share, in addition to the outstanding and issued shares, whereas the basic earnings are adjusted for "notional interest" resulting out of such option exercised if their effect is dilutive.

          d. In addition to the above, and for the purpose of calculating the diluted earnings per share, the net income of the Company is adjusted for the provision for losses, if any, as a result of a dilution of its shareholding in investees, assuming that all of the investees' convertible securities (including those whose exercise is not probable) are considered as exercised. In computing, basic EPS, the Company's share in investees' results of operations is taken into account in accordance with the amount, which is included in the financial statements.

          In accordance with U.S. GAAP.

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

          c. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding during the year, with the addition of the potential dilution of the options exercisable into shares outstanding during the year (including shares issued for consideration of loans which the sole security for their repayment is the shares granted), applying the "treasury stock method".

          d. The Company's share in the investees' results of operations is computed by multiplying the number of the investee's shares held by the Company by the investee's EPS (basic or diluted).

                           ELBIT MEDICAL IMAGING LTD.

                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

     18.  RECENTLY ISSUED ACCOUNTING STANDARDS UNDER U.S. GAAP

          a. In February 2004, the FASB issued EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1). This EITF was issued to determine the meaning of other-than-temporary impairment and its application to investments in debt and equity securities within the scope of SFAS 115. EITF 03-1 also applies to investments in equity securities that are both outside the scope of SFAS 115 and are not accounted for by the equity method, which are defined as "cost method investments." The impairment measurement and recognition guidance prescribed in EITF 03-1 is delayed until the final issuance of FSP EITF 03-1-a. The disclosure requirements for available-for-sale investments are effective for annual reporting periods ending after June 15, 2003 and for investments presented under the cost method for annual reporting periods ending after June 15, 2004. The Company does not expect that the adoption of the provisions of EITF 03-1 will have a material effect on its financial position or results of operations.

          b. In December 2004, the FASB issued a revision to SFAS No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123R"). In March 2005 the SEC staff issued Staff Accounting Bulletin No. 107 ("SAB 107"), providing guidance on SFAS No. 123R. SFAS No. 123R supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123.

               SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services; focuses primarily on accounting for transactions in which an entity obtains employee and directors services in share-based payment transactions; and does not change the accounting guidance for share-based payment transactions with parties other than employees.

               SFAS 123R eliminates the alternative to use APB 25's intrinsic value method of accounting that was provided in SFAS 123 as originally issued and requires to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair-value-based method in this Statement is similar to the fair-value-based method in SFAS 123 in most respects. The costs associated with the awards will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period).

               The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

               The provisions of SFAS 123R apply to all awards to be granted by the Company after January 1, 2006 and to awards modified, repurchased, or cancelled after that date. When initially applying the provisions of SFAS 123R, the Company will be required to elect between using either the "modified prospective method" or the "modified retrospective method". Under the modified prospective method, the Company is required to recognize compensation cost for all awards granted after the adoption of SFAS 123R and for the unvested portion of previously granted awards that are outstanding on that date. Under the modified retrospective method, the Company is required to restate its previously issued financial statements to recognize the amounts previously calculated and reported on a pro forma basis, as if the original provisions of SFAS 123 had been adopted. Under both methods, it is permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting.

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

     18.  RECENTLY ISSUED ACCOUNTING STANDARDS (CONT.)

          b.   (Cont.)

               The Company expects to comply with Statement No. 123R when effective. Since the majorities of our stock-based-awards have or will be vested not later than December 31, 2005, the Company does not expect the adoption of Statement 123R to result in the immediate recognition of material additional stock-based-award expenses. Management has recently commenced identifying the potential future impact of applying the provisions of SFAS 123R, including each of its proposed transition methods, yet is currently unable to fully quantify the effect of this Standard on the Company's future financial position and results of operations. Nonetheless, it is expected that the adoption of SFAS 123R will increase the stock-based-award expenses the Company is to record in the future in comparison to the expenses recorded under the guidance currently applied by the Company.

          c. In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets, an amendment of APB No. 29". This Statement amends APB. 29 to eliminate the exception for non-monetary exchanges of similar productive assets, and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The Company does not expect that the adoption of SFAS 153 will have a material effect on its financial position or results of operations.

          d. In November 2004, the EITF reached a consensus on EITF 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations". The EITF reached a consensus in this issue on an approach for evaluating whether the criteria in SFAS No. 144 have been met for purposes of classifying the results of operations of a component of an entity that either has been disposed of or is classified as held-for-sale as discontinued operations. The approach includes an evaluation of whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity. Such evaluation depends on whether continuing cash flows have been or are expected to be generated, whether those continuing cash flows are direct or indirect and whether those continuing cash flows are significant. The approach also considers the continuing involvement as the ability to carry out significant influence on the operating and/or financial policies of the disposed component. The consensus also requires financial statement disclosure of certain information for each discontinued operation that generates continuing cash flows. EITF 03-13 is effective for components of an enterprise that are either disposed of or classified as held-for-sale in fiscal periods beginning after January 1, 2005. The Company is currently evaluating the impact of the implementation of EITF 03-13 on its consolidated financial statements.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS

       1.     STATEMENTS OF OPERATIONS:

              A. THE STATEMENT OF OPERATIONS IN ACCORDANCE WITH ISRAELI GAAP IS RECONCILED TO U.S. GAAP AS FOLLOWS:

                                                                          YEAR ENDED DECEMBER 31, 2004
                                                  -----------------------------------------------------------------------------
                                                                                   REPORTED
                                                  -----------------------------------------------------------------------------
                                                  ISRAELI GAAP                            U.S. GAAP
                                                  ------------- ---------------------------------------------------------------
                                                   AS REPORTED
                                                     IN THESE                          DIS-                             CON-
                                                    FINANCIAL          RE-          CONTINUED                        VENIENCE
                                                    STATEMENTS     CONCILIATIONS    OPERATION          TOTAL        TRANSLATION
                                                  -------------- ---------------- ------------- ------------------ ------------
                                                                           IN THOUSAND NIS                             US$'000
                                                  ---------------------------------------------------------------- ------------
REVENUES
Commercial center operations                          311,893              --        (111,320)        200,573          46,558
Hotels operations and management                      218,365              --              --         218,365          50,688
Sale of medical systems                                44,049              --              --          44,049          10,225
Lease of assets                                        13,238              --              --          13,238           3,073
                                                     --------        --------        --------        --------        --------
                                                      587,545              --        (111,320)        476,225         110,544
                                                     --------        --------        --------        --------        --------
COSTS OF REVENUES
Commercial center operations                          199,780           2,139         (58,179)        143,740          33,366
Hotels operations and management                      201,094           2,657              --         203,751          47,296
Sale of medical systems                                 9,834             215              --          10,049           2,333
Lease of assets                                         3,175              --              --           3,175             737
                                                     --------        --------        --------        --------        --------
                                                      413,883           5,011         (58,179)        360,715          83,732
                                                     --------        --------        --------        --------        --------

GROSS PROFIT                                          173,662          (5,011)        (53,141)        115,510          26,812

Project initiation expenses                             2,371           1,699              --           4,070             945
Impairment of long-lived assets and
  investment                                               --          59,166              --          59,166          13,734
Research and development expenses, net                 38,158           3,412              --          41,570           9,649
Marketing and selling expenses                         43,075            (781)         (4,479)         37,815           8,778
General and administrative expenses                    92,536           3,020          (5,782)         89,774          20,838
                                                     --------        --------        --------        --------        --------
                                                      176,140          66,516         (10,261)        232,395          53,944
                                                     --------        --------        --------        --------        --------

OPERATING LOSS BEFORE FINANCIAL
  EXPENSES, NET                                        (2,478)        (71,527)        (42,880)       (116,885)        (27,132)
Financial expenses, net                               (53,569)         (9,030)        (41,336)       (103,935)        (24,126)
Other income, net                                      96,908         (76,895)        (15,712)          4,301             998
                                                     --------        --------        --------        --------        --------

PROFIT (LOSS) BEFORE INCOME TAXES                      40,861        (157,452)        (99,928)       (216,519)        (50,260)
Income taxes (tax benefits)                            15,804         (19,641)        (13,386)        (17,223)         (3,998)
                                                     --------        --------        --------        --------        --------

PROFIT (LOSS) AFTER INCOME TAXES                       25,057        (137,811)        (86,542)       (199,296)        (46,262)
Share in results of associated
  companies, net                                      (15,968)          4,368              --         (11,600)         (2,693)
Minority interest in results of
  subsidiaries, net                                    27,448          (2,350)             --          25,098           5,826
                                                     --------        --------        --------        --------        --------

PROFIT (LOSS) FROM CONTINUING
  OPERATION                                            36,537        (135,793)        (86,542)       (185,798)        (43,129)
                                                     --------        --------        --------        --------        --------
Profit from discontinued operation,
  net of taxes:
   Profit from the ordinary activities
     of the operation                                   6,810              --          70,833          77,643          18,024
   Gain on discontinuance                                  --              --          15,709          15,709           3,646
                                                     --------        --------        --------        --------        --------
                                                        6,810              --          86,542          93,352          21,670
                                                     --------        --------        --------        --------        --------

NET INCOME (LOSS)                                      43,347        (135,793)             --         (92,446)        (21,459)
                                                     ========        ========        ========        ========        ========

EARNING (LOSS) PER SHARE:
  BASIC:
   Continuing operations                                 1.59                                           (8.07)          (1.87)
   Discontinued operations                               0.30                                            4.05            0.94
                                                     --------                                        --------        --------
                                                         1.89                                           (4.02)          (0.93)
                                                     ========                                        ========        ========

  DILUTED:
   Continuing operations                                 1.56                                           (8.07)          (1.87)
   Discontinued operations                               0.28                                            4.05            0.94
                                                     --------                                        --------        --------
                                                         1.84                                           (4.02)          (0.93)
                                                     ========                                        ========        ========

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

       1.     STATEMENTS OF OPERATIONS (CONT.):

              A. THE STATEMENT OF OPERATIONS IN ACCORDANCE WITH ISRAELI GAAP IS RECONCILED TO U.S. GAAP AS FOLLOWS (CONT.):

                                                                           YEAR ENDED DECEMBER 31, 2003
                                                          -------------------------------------------------------------------
                                                                                      ADJUSTED
                                                          -------------------------------------------------------------------
                                                          ISRAELI GAAP                         U.S. GAAP
                                                          ------------     --------------------------------------------------
                                                          AS REPORTED
                                                           IN THESE                                 DIS-
                                                           FINANCIAL             RE-              CONTINUED
                                                          STATEMENTS        CONCILIATIONS         OPERATION           TOTAL
                                                          ------------     ---------------      ------------       ----------
                                                                                 IN THOUSAND NIS
                                                          -------------------------------------------------------------------
              REVENUES
              Commercial center operations                   347,056            (12,673)          (217,658)           116,725
              Hotels operations and management               189,205              3,748                 --            192,953
              Lease of assets                                 13,495                 --                 --             13,495
                                                            --------           --------           --------           --------
                                                             549,756             (8,925)          (217,658)           323,173
                                                            --------           --------           --------           --------
              COSTS OF REVENUES
              Commercial center operations                   192,916             (2,286)          (110,192)            80,438
              Hotels operations and management               177,690              1,504                 --            179,194
              Lease of assets                                  3,510                 --                 --              3,510
                                                            --------           --------           --------           --------
                                                             374,116               (782)          (110,192)           263,142
                                                            --------           --------           --------           --------

              GROSS PROFIT                                   175,640             (8,143)          (107,466)            60,031

              Project initiation expenses                      8,839               (285)                --              8,554
              Impairment of long-lived assets and
                investment                                        --             22,494                 --             22,494
              Research and development expenses, net          43,719           (*)9,920                 --             53,639
              Marketing and selling expenses                  30,969          (*)(2,616)           (12,146)            16,207
              General and administrative expenses             87,035           (*)4,590            (12,370)            79,255
                                                            --------           --------           --------           --------
                                                             170,562             34,103            (24,516)           180,149
                                                            --------           --------           --------           --------

              OPERATING PROFIT (LOSS) BEFORE
                FINANCIAL EXPENSES, NET                        5,078            (42,246)           (82,950)          (120,118)
              Financial expenses, net                       (211,821)           170,465            (13,142)           (54,498)
              Other income, net                               34,652            (17,607)             1,641             18,686
                                                            --------           --------           --------           --------

              LOSS BEFORE INCOME TAXES                      (172,091)           110,612            (94,451)          (155,930)
              Tax benefits                                   (20,217)            27,011            (10,688)            (3,894)
                                                            --------           --------           --------           --------

              LOSS AFTER INCOME TAXES                       (151,874)            83,601            (83,763)          (152,036)
              Share in results of associated
                companies, net                               (20,951)             5,167                 --            (15,784)
              Minority interest in results of
                subsidiaries, net                             48,671            (18,796)                --             29,875
                                                            --------           --------           --------           --------

              LOSS FROM CONTINUING OPERATION                (124,154)            69,972            (83,763)          (137,945)
              Profit from the ordinary activities of
                the discontinued operation, net of
                taxes                                         12,073             22,858             83,763            118,694
                                                            --------           --------           --------           --------

              LOSS                                          (112,081)            92,830                 --            (19,251)
                                                            ========           ========           ========           ========

              EARNING (LOSS) PER SHARE:
                BASIC:
                 Continuing operations                         (5.56)                                                   (2.43)
                 Discontinued operations                        0.54                                                     1.57
                                                            --------                                                 --------
                                                               (5.02)                                                   (0.86)
                                                            ========                                                 ========
                DILUTED:
                 Continuing operations                         (5.56)                                                   (2.43)
                 Discontinued operations                        0.54                                                     1.57
                                                            --------                                                 --------
                                                               (5.02)                                                   (0.86)
                                                            ========                                                 ========

                     (*)    Reclassified.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 25 -     MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR
              EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

       1.     STATEMENTS OF OPERATIONS (CONT.):

              A. THE STATEMENT OF OPERATIONS IN ACCORDANCE WITH ISRAELI GAAP IS RECONCILED TO U.S. GAAP AS FOLLOWS (CONT.):

                                                                           YEAR ENDED DECEMBER 31, 2002
                                                          -------------------------------------------------------------------
                                                                                      ADJUSTED
                                                          -------------------------------------------------------------------
                                                          ISRAELI GAAP                         U.S. GAAP
                                                          ------------     --------------------------------------------------
                                                          AS REPORTED
                                                           IN THESE                                 DIS-
                                                           FINANCIAL             RE-              CONTINUED
                                                          STATEMENTS        CONCILIATIONS         OPERATION           TOTAL
                                                          ------------     ---------------      ------------       ----------
                                                                                 IN THOUSAND NIS
                                                          -------------------------------------------------------------------
              REVENUES
              Commercial center operations                   279,776            (27,461)          (173,398)            78,917
              Hotels operations and management               206,679            (12,767)                --            193,912
              Long-term project                                1,509                 --                 --              1,509
                                                            --------           --------           --------           --------
                                                             487,964            (40,228)          (173,398)           274,338
                                                            --------           --------           --------           --------
              COSTS OF REVENUES
              Commercial center operations                   150,005            (10,570)           (94,130)            45,305
              Hotels operations and management               193,686            (13,566)                --            180,120
              Long-term project                                1,392                 --                 --              1,392
                                                            --------           --------           --------           --------
                                                             345,083            (24,136)           (94,130)           226,817
                                                            --------           --------           --------           --------

              GROSS PROFIT                                   142,881            (16,092)           (79,268)            47,521

              Project initiation expenses                     16,630          (*)(1,132)                --             15,498
              Impairment of long-lived assets and
                investment                                        --          (*)17,761                 --             17,761
              Research and development expenses, net          28,454           (*)4,381                 --             32,835
              Marketing and selling expenses                  28,052             (2,891)           (12,708)            12,453
              General and administrative expenses             88,020            (*)(250)            (9,014)            78,756
                                                            --------           --------           --------           --------
                                                             161,156             17,869            (21,722)           157,303
                                                            --------           --------           --------           --------
              OPERATING LOSS BEFORE FINANCIAL
                EXPENSES, NET                                (18,275)           (33,961)           (57,546)          (109,782)
              Financial expenses, net                         (5,440)            40,142            (76,711)           (42,009)
              Other income (loss), net                         9,504         (*)(13,294)                --             (3,790)
                                                            --------           --------           --------           --------

              LOSS BEFORE INCOME TAXES                       (14,211)            (7,113)          (134,257)          (155,581)
              Income taxes                                    21,711             17,231            (37,831)             1,111
                                                            --------           --------           --------           --------

              LOSS AFTER INCOME TAXES                        (35,922)           (24,344)           (96,426)          (156,692)
              Share in results of associated
                companies, net                                (2,906)           (16,492)                --            (19,398)
              Minority interest in results of
                subsidiaries, net                             24,490             (4,467)                --             20,023
                                                            --------           --------           --------           --------

              LOSS FROM CONTINUING OPERATION                 (14,338)           (45,303)           (96,426)          (156,067)
              Profit from the ordinary activities of
                the discontinued operation, net of
                taxes                                         54,752            (22,858)            96,426            128,320
                                                            --------           --------           --------           --------

              NET INCOME (LOSS)                               40,414            (68,161)                --            (27,747)
                                                            ========           ========           ========           ========

              EARNING (LOSS) PER SHARE:
                BASIC:
                 Continuing operations                         (0.64)                                                   (2.67)
                 Discontinued operations                        2.45                                                     1.43
                                                            --------                                                 --------
                                                                1.81                                                    (1.24)
                                                            ========                                                 ========

                DILUTED:
                 Continuing operations                         (0.62)                                                   (2.77)
                 Discontinued operations                        2.39                                                     1.42
                                                            --------                                                 --------
                                                                1.77                                                    (1.35)
                                                            ========                                                 ========

              (*)    Reclassified.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS

NOTE 25 -     MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR
              EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS

       1.     STATEMENTS OF OPERATIONS:

              B. THE RECONCILIATION OF NET INCOME (LOSS) IN ACCORDANCE WITH ISRAELI GAAP TO THE LOSS IN ACCORDANCE WITH U.S. GAAP, IS AS FOLLOWS (RECONCILING ITEMS ARE SHOWN NET OF TAXES):

                                                                                      YEAR ENDED DECEMBER 31
                                                               -----------------------------------------------------------------
                                                                  2004              2003              2002               2004
                                                               -----------  ----------------  ------------------    ------------
                                                                REPORTED                   ADJUSTED                    REPORTED
                                                               -----------  ------------------------------------    ------------
                                                                                                                     CONVENIENCE
                                                                                                                     TRANSLATION
                                                                                                                    ------------
                                                                                 (IN THOUSAND NIS)                     US$'000
                                                               -------------------------------------------------    ------------
                     Net income (loss) from
                       continuing operations, as
                       reported according to
                       Israeli GAAP                              36,537          (124,154)          (14,338)            8,481

                     Deferred taxes                     A3       38,190         (*)(4,700)           (7,350)            8,865
                     Stock based compensation           A4       (7,268)          (14,473)           (6,972)           (1,687)
                     Issuance of shares by a
                       development stage investee       A5      (13,003)          (20,417)          (24,823)           (3,018)
                     Implementation of the equity
                       method                           A6        4,368             5,167            (2,185)            1,014
                     Capitalization of financial
                       expenses during the
                       construction period              A7       (6,093)        (*)33,265         (*)(2,242)           (1,414)
                     Provision for impairment loss
                       of long lived assets and
                       investments                      A8        7,279            13,849            11,702             1,690
                     Realization of capital
                       reserve from translation
                       adjustments                      A9      (99,066)          (32,253)          (30,760)          (22,996)
                     Derivative financial
                       instruments                      A10     (61,120)          115,982            23,051           (14,188)
                     Discontinued operations            A11     (86,542)          (83,763)          (96,426)          (20,089)
                     Other differences                  A16       3,270         (*)(8,852)        (*)(2,362)              759
                     Minority interest in the
                       abovementioned
                       reconciliations                           (2,350)          (17,596)           (3,362)             (546)
                                                               --------          --------          --------           -------
                     Loss from continuing
                       operations according to
                       U.S. GAAP                               (185,798)         (137,945)         (156,067)          (43,129)

                     Income from discontinued
                       operations, net of taxes
                       according to U.S. GAAP           A11      93,352           118,694           128,320            21,670
                                                               --------          --------          --------           -------

                     Net loss according to U.S.
                       GAAP                                     (92,446)          (19,251)          (27,747)          (21,459)
                                                               ========          ========          ========           =======

                      (*)   Reclassified.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

         2. THE RECONCILIATION OF THE BALANCE SHEETS PREPARED IN ACCORDANCE WITH ISRAELI GAAP TO U.S. GAAP, IS AS FOLLOWS (CONT.):

                 RECONCILIATION AS OF DECEMBER 31, 2004 - REPORTED


                               ISRAELI GAAP
                               AS REPORTED
                                 IN THESE
                                FINANCIAL
ITEM\SUBSECTION                STATEMENTS(1)       A3        A4       A5         A6         A7        A8        A9           A10
---------------                -------------       --        --       --         --         --        --        --           ---
                                                                             IN THOUSAND NIS
Long-term deposits,
  debentures, loans and
  long-term receivable              113,785                                                                                  1,372
Investments in investees and
  other companies                    71,608                                   (20,199)
Fixed assets, net                 3,225,885     68,102                                    14,760    52,268                  11,754
Real estate subject to a
  sale contract                     302,103
Other assets and deferred
  expenses                           45,110     43,217
Acquired patent rights,
  technical know-how and
  other intellectual property        10,749
Total assets                      4,520,279    111,319                        (20,199)    14,760    52,268                  13,126
Long-term liabilities -
  Deferred income taxes              31,552    107,982                                       971
Currency transaction on long
  term agreements                        --                                                                                 57,957
Minority interest                   430,687      1,486                         (1,915)     5,692    20,025                    (841)
Capital reserves                    484,218                34,193    48,645     3,398                                       (1,646)
Deferred stock based
  compensation                           --                (6,402)
Cumulative foreign currency
  translation adjustments            50,618     (1,657)     1,162     9,598    (1,801)     3,087     4,755     166,188     (40,883)
Dividend declared after
  balance sheet date                159,503
Retained earnings                   253,491      3,508    (28,953)  (58,243)  (19,881)     5,010     27,488   (166,188)     (1,461)
Total shareholders' Equity          803,968      1,851         --        --   (18,284)     8,097     32,243         --     (43,990)

                                                          TOTAL
                                                           RE-          TOTAL    CONVENIENCE
ITEM\SUBSECTION                     A12       A16     CONCILIATION   U.S. GAAP    TRANSLATION
---------------                     ---       ---     ------------   ---------    -----------
                                                                                   US$'000
Long-term deposits,
  debentures, loans and
  long-term receivable                                     1,372        115,157       26,731
Investments in investees and
  other companies                                        (20,199)        51,409       11,933
Fixed assets, net                            (3,657)     143,227      3,369,112      782,059
Real estate subject to a
  sale contract                                                         302,103       70,126
Other assets and deferred
  expenses                                   (11,888)     31,329         76,439       17,743
Acquired patent rights,
  technical know-how and
  other intellectual property                                            10,749        2,495
Total assets                                 (15,545)    155,729      4,676,008    1,085,424
Long-term liabilities -
  Deferred income taxes                        1,420     110,373        141,925       32,944
Currency transaction on long
  term agreements                                         57,957         57,957       13,453
Minority interest                             (3,415)     21,032        451,719      104,856
Capital reserves                              (1,764)     82,826        567,044      131,625
Deferred stock based
  compensation                                            (6,402)        (6,402)      (1,486)
Cumulative foreign currency
  translation adjustments                     (4,924)    135,525        186,143       43,209
Dividend declared after

  balance sheet date              (159,503)             (159,503)            --           --
Retained earnings                  159,503    (6,862)    (86,079)       167,682       38,923
Total shareholders' Equity              --   (13,550)    (33,633)       770,335      178,816

(1) Reclassified, in order for balance sheet items to conform with U.S. GAAP presentation requirements.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

         2. THE RECONCILIATION OF THE BALANCE SHEETS PREPARED IN ACCORDANCE WITH ISRAELI GAAP TO U.S. GAAP, IS AS FOLLOWS (CONT.):

                  RECONCILIATION AS OF DECEMBER 31, 2003 - ADJUSTED

                                    ISRAELI GAAP
                                   AS REPORTED IN
                                   THESE FINANCIAL
ITEM\SUBSECTION                      STATEMENTS(1)        A3        A4           A5         A6          A7         A8        A9
---------------                      -------------        --        --           --         --          --         --        --
                                                                                IN THOUSAND NIS
Long-term deposits, debentures,
  loans and
  long-term receivable                 110,846
Investments in investees and
  other companies                      107,561                                            (25,563)
Fixed assets, net                    4,629,675         111,900                                        17,984     84,296
Other assets and deferred
  expenses                              72,066          37,990
Acquired patent rights,
  technical know-how and other
  intellectual property                 13,732
Total assets                         5,527,575         149,890                            (25,563)    17,984     84,296
Payables and other current
  liabilities -
Liability for the acquisition
  of shares in subsidiaries             19,132
Long-term liabilities -
Deferred income taxes                   87,263         185,335                                          (564)     6,795
Currency transaction on long
  term Agreements                           --
Minority interest                      471,606          (5,765)                            (2,629)     6,302     19,999
Capital reserves                       466,839                      38,515      35,642      3,568
Deferred stock based
  compensation                              --                     (16,526)
Cumulative foreign currency
  translation adjustments              139,939          (1,438)       (304)      9,598     (3,023)     1,939      7,145     99,987
Retained earnings                      369,647         (28,242)    (21,685)    (45,240)   (23,479)    10,307     50,357    (99,987)
Total shareholders' Equity             953,646         (29,680)         --          --    (22,934)    12,246     57,502         --

                                                                 TOTAL
                                                                  RE-          TOTAL
ITEM\SUBSECTION                         A10        (1)A16    CONCILIATION    U.S. GAAP
---------------                         ---        ------    ------------    ---------
Long-term deposits, debentures,
  loans and
  long-term receivable                  4,199                     4,199         115,045
Investments in investees and
  other companies                                               (25,563)         81,998
Fixed assets, net                     169,433      (1,311)      382,302       5,011,977
Other assets and deferred
  expenses                                         (8,586)       29,404         101,470
Acquired patent rights,
  technical know-how and other
  intellectual property                                                          13,732
Total assets                          173,632      (9,897)      390,342       5,917,917
Payables and other current
  liabilities -
Liability for the acquisition
  of shares in subsidiaries                        (19,132)     (19,132)             --
Long-term liabilities -
Deferred income taxes                 (16,037)      1,149       176,678         263,941
Currency transaction on long
  term Agreements                     143,477                   143,477         143,477
Minority interest                       1,615      (2,488)       17,034         488,640
Capital reserves                        2,584      18,595        98,904         565,743
Deferred stock based
  compensation                                                  (16,526)        (16,526)
Cumulative foreign currency
  translation adjustments             (17,666)      3,204        99,442         239,381
Retained earnings                      59,659     (11,225)     (109,534)        260,113
Total shareholders' Equity             44,577      10,574        72,286       1,025,932

(1) Reclassified, in order for balance sheet items to conform with U.S. GAAP presentation requirements.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

         2.       PROPORTIONATE CONSOLIDATION:

                  Summarized data regarding the differences between the proportionate consolidation method and the equity method:

                                                             DECEMBER 31, 2004
                                                             -----------------
                                              AS REPORTED
                                                IN THESE          EFFECT OF
                                               FINANCIAL        PROPORTIONATE       EQUITY
                                               STATEMENTS       CONSOLIDATION       METHOD
                                               ----------       -------------       ------
                                                              IN THOUSAND NIS
                                                              ---------------
BALANCE SHEET:
Current assets                                    736,339          (67,035)         669,304
Non- current assets                             3,783,940         (829,476)       2,954,464
Current liabilities                               794,741         (263,711)         531,030
Non- current liabilities                        2,490,883         (632,800)       1,858,083

STATEMENT OF OPERATIONS:
Income from sales and services                    587,545         (186,624)         400,921
Gross profit                                      173,662          (80,422)          93,240
Operating loss                                     (2,478)         (41,982)         (44,460)

STATEMENT OF CASH FLOWS:
Net cash used in operating activities             (21,562)         (33,247)         (54,809)
Net cash provided by investing activities         128,481          206,586          335,067
Net cash provided by financing activities          75,872         (171,680)         (95,808)

                                                               DECEMBER 31, 2003
                                                               -----------------
                                              AS REPORTED
                                               IN THESE           EFFECT OF
                                              FINANCIAL         PROPORTIONATE      EQUITY
                                              STATEMENTS        CONSOLIDATION      METHOD
                                              ----------        -------------      ------
                                                             IN THOUSAND NIS
                                                             ---------------
BALANCE SHEET:
Current assets                                    577,467          (42,942)         534,525
Non- current assets                             4,950,108         (636,878)       4,313,230
Current liabilities                             1,178,415         (271,398)         907,017
Non- current liabilities                        2,923,908         (408,422)       2,515,486

STATEMENT OF OPERATIONS:
Income from sales and services                    549,756         (153,991)         395,765
Gross profit                                      175,640          (62,949)         112,691
Operating profit                                    5,078          (29,051)         (23,973)

STATEMENT OF CASH FLOWS:
Net cash used in operating activities              (8,333)         (19,452)         (27,785)
Net cash provided by investing activities         131,443          167,855          299,298
Net cash used in financing activities            (174,995)        (155,820)        (330,815)

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

         2.       PROPORTIONATE CONSOLIDATION (CONT.):

                  Summarized data regarding the differences between the proportionate consolidation method and the equity method:

                                                               DECEMBER 31, 2002
                                                               -----------------
                                               AS REPORTED
                                                IN THESE          EFFECT OF
                                                FINANCIAL      PROPORTIONATE        EQUITY
                                               STATEMENTS      CONSOLIDATION        METHOD
                                               ----------      -------------        ------
                                                                   IN THOUSAND NIS
                                                                   ---------------
BALANCE SHEET:
Current assets                                  1,006,237          (31,512)         974,725
Non- current assets                             4,729,783         (472,317)       4,257,466
Current liabilities                             1,901,506         (134,175)       1,767,331
Non- current liabilities                        2,286,308         (369,654)       1,916,654

STATEMENT OF OPERATIONS:
Income from sales and services                    487,964         (150,531)         337,433
Gross profit                                      142,881          (55,524)          87,357
Operating loss                                    (18,275)         (13,781)         (32,056)

STATEMENT OF CASH FLOWS:
Net cash used in operating activities              (3,966)          (6,362)         (10,328)
Net cash used in investing activities            (497,736)          44,098         (453,638)
Net cash provided by financing activities         350,100          (36,771)         313,329

         3.       COMPREHENSIVE INCOME (LOSS)

                  "Comprehensive income" consists of the change, during the current period, in the Company's shareholders' equity not derived from shareholders' investments or from the distribution of earnings to shareholders (including capital reserve from transaction with controlling shareholders).

                                                                     YEAR ENDED DECEMBER 31
                                                                     ----------------------
                                                        2004         2003             2002          2004
                                                        ----         ----             ----          ----
                                                      REPORTED             ADJUSTED               REPORTED
                                                      --------             --------               --------
                                                                                                CONVENIENCE
                                                                                                TRANSLATION
                                                                                                -----------
                                                                  (IN THOUSAND NIS)               US$'000
                                                                  -----------------               -------
Net loss in accordance with U.S. GAAP                 (92,446)       (19,251)       (27,747)       (21,459)
 Other comprehensive income (loss),  after tax:
 Foreign currency translation  adjustments            (53,239)        49,098        173,613        (12,358)
Unrealized gain (losses)  from derivative
  instruments                                          (4,230)         2,584             --           (982)
Unrealized gains (losses) from securities                  --          3,114         (2,506)            --
                                                     --------         ------        -------        -------
Total comprehensive income (loss)                    (149,915)        35,545        143,360        (34,799)
                                                     =========        ======        =======        ========

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

         4.       ADDITIONAL INFORMATION AS REQUIRED BY U.S. GAAP

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

                           (2) The Black - Scholes model is used for estimating fair value of such securities (at each applicable measurement date), utilizing the following assumptions:

                                                            ELBIT            INSIGHTEC          ELSCINT
                                                            -----            ---------          -------
                                                             OPTION
                                                           PLAN (1)          SHARE INCENTIVE PLAN
                                                           --------     ------------------------------
     a.   Dividend yield (%)                                  --         --         --             --
     b.   Risk free interest rate (%)                          6          6         1.5-4           6
     c.   Expected lives from the date of grant (years)        1          5         7               5
     d.   Expected volatility (%)                             37         24         --             24

                                    For pro forma disclosure, the compensation expense for the shares and the share options, granted, as estimated, is amortized over the period of the benefit ("vesting period").

                                    (1)      See Note 18C.

                           (3)      Information relating to shares (in
                                    consideration of loans which the sole
                                    security for their repayment is the shares granted) and options granted to employees and directors:

                           ELBIT             INSIGHTEC        ELSCINT
                           -----             ---------        -------
                 OPTION
                  PLAN                     SHARE INCENTIVE PLAN
                  ----                     --------------------
Authorized        350,000        510,066      3,596,000        850,000
                  =======        =======      =========        =======
   Granted        350,000        510,066      2,961,000        771,000
                  =======        =======      =========        =======
   Vested         350,000        510,066      1,562,000        746,000
                  =======        =======      =========        =======

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

         4.       ADDITIONAL INFORMATION AS REQUIRED BY U.S. GAAP (CONT.)

                  A. THE EFFECT ON PRO FORMA DATA CALCULATED ACCORDING TO SFAS NO. 123 IS AS FOLLOWS (CONT.):

                           (4) If the cost of the benefit in respect of shares or share options issued to employees under this plan had been computed on the basis of their fair value, in accordance with SFAS No. 123, the effect on net income and earnings per share in accordance with U.S. GAAP would have been as follows:

                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                                     ------------
                                                         2004            2003            2002
                                                         ----            ----            ----
                                                                    IN THOUSAND NIS
                                                                    ---------------
Pro forma net loss (in thousands NIS)                   (95,272)        (19,867)        (29,029)
                                                        =======         =======         =======
Pro forma basic earnings per share (in NIS)               (4.14)          (0.89)          (1.30)
                                                        =======         =======         =======
Pro forma diluted earnings per share (in NIS)             (4.14)          (0.89)          (1.41)
                                                        =======         =======         =======


                  B. VALUATION ALLOWANCE OF DEFERRED TAX ASSETS ACCORDING TO FAS NO. 109:

                           The differences between Israeli GAAP and U.S GAAP as described in paragraph A changed the balance of the valuation allowance as follows:

                                                      YEAR ENDED DECEMBER 31
                                                      ----------------------
                                             2004             2003           2004
                                             ----             ----           ----
                                           REPORTED         ADJUSTED       REPORTED
                                           --------         --------       --------
                                                                          CONVENIENCE
                                                                          TRANSLATION
                                                                          -----------
                                               (IN THOUSAND NIS)            US$'000
                                               -----------------            -------
As reported, according to Israeli GAAP       384,528        258,556         89,259
Reconciliation as per U.S. GAAP              (24,624)       (31,888)        (5,716)
                                             -------        -------         ------
According to U.S GAAP                        359,904        226,668         83,543
                                             =======        =======         ======

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

         4.       ADDITIONAL INFORMATION AS REQUIRED BY U.S. GAAP (CONT.)

                  C. BUSINESS SEGMENTS (BASED ON ISRAELI GAAP FINANCIAL STATEMENTS)

                           Supplementary segment information requires according to U.S. GAAP (SFAS131):

                               COMMERCIAL                                          R&D
                                   AND                         IMAGE          AND VENTURE     LEASE
                              ENTERTAINMENT                    GUIDED            CAPITAL        OF           OTHER
                                 CENTERS        HOTELS        TREATMENT        INVESTMENTS    ASSETS      ACTIVITIES        TOTAL
                                 -------        ------        ---------        -----------    ------      ----------        -----
                                                                         IN THOUSAND NIS
                                                                         ---------------
YEAR ENDED
DECEMBER 31, 2004:
Financial income
  (expenses), net (1)              10,423         (9,904)        (3,298)            --         (8,367)       (42,423)       (53,569)
Other income (expenses),
  net                              85,316            609         12,580         (3,876)            --          2,279         96,908
Income taxes (tax benefits)        18,295           (647)            --             --             --         (1,844)        15,804
YEAR ENDED
DECEMBER 31, 2003:
Financial income
  (expenses), net (1)            (190,756)         2,564                            --         (3,137)       (20,492)      (211,821)
Other income (expenses),
  net                               2,621        (11,498)        21,247         (1,155)            --         23,437         34,652
Income taxes (tax benefits)       (22,070)        (6,583)                           --             --          8,436        (20,217)
YEAR ENDED
DECEMBER 31, 2002:
Financial income
  (expenses), net (1)             (29,051)        (4,539)                           --             --         28,150         (5,440)
Other income (expenses),
  net                              (2,234)       (17,433)        24,823        (15,178)            --         19,526          9,504
Income taxes (tax benefits)        13,763         (4,862)                           --             --         12,810         21,711

(1) Excluding financial results in respect of inter-company balances and transactions.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

         4.       ADDITIONAL INFORMATION AS REQUIRED BY U.S. GAAP (CONT.)

                  E.       STATEMENT OF CASH FLOWS

                           A) SUPPLEMENTAL INFORMATION REQUIRED ACCORDING TO U.S. GAAP:

                                    YEAR ENDED DECEMBER 31
                                    ----------------------
                       2004        2003        2002          2004
                       ----        ----        ----          ----
                     REPORTED          ADJUSTED            REPORTED
                     --------          --------            --------
                                                          CONVENIENCE
                                                          TRANSLATION
                                                          -----------
                                  (IN THOUSAND NIS)         US$'000
                                  -----------------         -------
Interest paid        143,068      140,918      132,304       33,210
                     =======      =======      =======       ======
Income tax paid        2,695        4,751       28,400          626
                     =======      =======      =======       ======

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

                                                          YEAR ENDED DECEMBER 31
                                                          ----------------------
                                         2004           2003             2002            2004
                                         ----           ----             ----            ----
                                       REPORTED                 ADJUSTED                 REPORTED
                                       --------                 --------                 --------
                                                                                       CONVENIENCE
                                                                                       TRANSLATION
                                                                                       -----------
                                                   (IN THOUSAND NIS)                     US$'000
                                                   -----------------                     -------
As reported,  according to Israeli
  GAAP                                    (522)           3,959            6,235            (121)
Reconciliation as per U.S. GAAP          3,362           (1,113)           5,248             780
                                         -----           ------           ------            ----
According to U.S. GAAP                   2,840            2,846           11,483             659
                                         =====           ======           ======            ====

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

         4.       ADDITIONAL INFORMATION AS REQUIRED BY U.S. GAAP (CONT.)

                  E.       STATEMENT OF CASH FLOWS (CONT.)

                           C)       CASH FLOW CLASSIFICATION:

                                    ACCORDING TO ISRAELI GAAP

                                    Proceeds from sale or purchase of marketable securities are presented in cash flows from investing activities in the statement of cash flows.

                                    ACCORDING TO U.S. GAAP

                                    Proceeds from sale or purchase of marketable securities which are classified by the Company as held for trading are included in cash flows from operating activities.

                                                             YEAR ENDED DECEMBER 31
                                                             ----------------------
                                            2004           2003          2002          2004
                                            ----           ----          ----          ----
                                          REPORTED                 ADJUSTED          REPORTED
                                          --------                 --------          --------
                                                                                   CONVENIENCE
                                                                                   TRANSLATION
                                                                                   -----------
                                                      (IN THOUSAND NIS)              US$'000
                                                      -----------------              -------

Cash flows from operating activities:
As reported,  according to Israeli
  GAAP                                      (21,562)        (8,333)      (3,966)        (5,005)
Reconciliation as per U.S. GAAP              (1,951)         2,413       10,276           (452)
                                            -------        -------     --------         ------
According to U.S. GAAP                      (23,513)         5,920        6,310         (5,457)
                                            =======          =====        =====         ======
Cash flows from investing activities:
As reported,  according to Israeli
  GAAP                                      128,481        131,443     (497,736)        29,824
Reconciliation as per U.S. GAAP               1,951         (2,413)     (10,276)           452
                                            -------        -------     --------         ------
According to U.S. GAAP                      130,432        129,030     (508,012)        30,276
                                            =======        =======     ========         ======

                                    APPENDIX
                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

              LIST OF MAJOR INVESTEE COMPANIES - DECEMBER 31, 2004

                                                                                    RATE OF (DIRECT
                                                                                       AS WELL AS
                                                                                       INDIRECT)         COUNTRY
                                                                                       OWNERSHIP            OF
NAME OF COMPANY                                            NATURE OF ACTIVITY         AND CONTROL       RESIDENCE
---------------                                            ------------------         -----------       ---------
                                                                                           %
                                                                                           -
ELSCINT LTD.                               ("Elscint")   Management and
                                                         operation of Arena;
                                                         investment in companies         61.53            Israel

   Bea Hotels N.V.                         ("B.H.")      A holding company in
                                                         the hotel segment,                                The
                                                         mainly in Europe                100.0         Netherlands
   SLS Sails Ltd.                          ("SLS")       Ownership of a
                                                         commercial and
                                                         entertainment center
                                                         ("Arena")                       100.0            Israel

ELBIT ULTRASOUND NETHERLANDS B.V.          ("EUN")       A holding company               100.0             The
                                                                                                       Netherlands

   Plaza Centers (Europe) B.V.             ("PC")        Investment in the
                                                         commercial centers in
                                                         Central and Eastern                               The
                                                         Europe                          100.0         Netherlands

   Insightec - Image Guided                ("Insightec)  Development
   Treatment Ltd.                                        manufacturing and
                                                         marketing of means of
                                                         imaging-guided
                                                         treatment                      56.2(*)           Israel

(*)    Subject to realization of allotted employee's shares (for further details
       - see Note 9B.(2)), above.

                           (ERNST & YOUNG LETTERHEAD)


                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                                GAMIDA CELL LTD.
                          (A DEVELOPMENT STAGE COMPANY)



     We have audited the accompanying consolidated balance sheets of Gamida Cell Ltd. (a development stage company) ("the Company") and its subsidiary as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial report. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2003 and 2004, and the consolidated results of their operations and cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States.







 Tel-Aviv, Israel                                 KOST FORER GABBAY & KASIERER
                                                A Member of Ernst & Young Global
 February 28, 2005

                              (MAZARS LETTERHEAD)


                      REPORT OF INDEPENDENT AUDITORS TO THE
                                 SHAREHOLDERS OF
                               B.E.A. HOTELS N.V.

INTRODUCTION

We have audited the accompanying balance sheets of B.E.A. Hotels N.V. ("the Company") as of December 31, 2004 and 2003 and the statements of income and the statements of changes in shareholders' equity of the company for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003 and the results of its operations for each of the three years in the period ended December 31, 2004, in accordance with International Financial Reporting Standards.

Amsterdam, March 21, 2005

MAZARS PAARDEKOOPER HOFFMAN


/s/ F.D.N. Walta RA

F.D.N. Walta RA

                               [GRAPHIC OMITTED]



            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
PLAZA CENTERS (EUROPE) B.V.

We have audited the accompanying consolidated balance sheet of Plaza Centers (Europe) B.V. ("the Company") and its subsidiaries as at December 31, 2004 and 2003 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as at December 31, 2004 and 2003 and the consolidated results of their operations, the changes in shareholders' equity and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with generally accepted accounting principles in Israel.

As explained in Note 2, the consolidated financial statements at, and for the periods ended subsequent to, December 31, 2003, are presented in reported amounts, in accordance with accounting standards of the Israeli Accounting Standards Board. The consolidated financial statements at, and for the reporting periods ended until that date are presented in values adjusted until then for the changes in the general purchasing power of the different currencies in the countries of operation of the Company and its subsidiaries, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.


Budapest, Hungary

March 30, 2005



KPMG Hungaria Kft.