Form 20-F
period 2005-12-31
ELBIT MEDICAL IMAGING LTD
filed 2006-06-30
CIK 1027662

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                                   ----------

                             WASHINGTON, D.C. 20549

FORM 20-F(MARK ONE)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE FISCAL YEAR ENDED December 31, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE TRANSITION PERIOD FROM __________ TO __________

                                       OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT _____________

COMMISSION FILE NUMBER 0-28996

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

                       NAME OF EACH EXCHANGE ON WHICH
TITLE OF EACH CLASS:             REGISTERED:
--------------------   ------------------------------
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

                                   ----------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 25,426,298 ordinary shares, NIS 1.0 par value per share

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act. YES [ ] NO [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. YES [ ] NO [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: YES [X] NO [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 in the Exchange Act. (Check one).

Large Accelerated Filer [ ]   Accelerated Filer [X]   Non-Accelerated Filer [ ]

Indicate by check mark which financial statement item the registrant has elected to follow: ITEM 17 [ ] ITEM 18 [X]

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act YES [ ] NO [X]

================================================================================

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
ITEM 1.   Identity of Directors, Senior Management and Advisors                3
ITEM 2.   Offer Statistics and Expected Timetable                              3
ITEM 3.   Key Information                                                      3
ITEM 4.   Information on the Company                                          21
ITEM 4A.  Unresolved Staff Comments                                           52
ITEM 5.   Operating and Financial Review and Prospects                        52
ITEM 6.   Directors, Senior Management and Employees                          86
ITEM 7.   Major Shareholders and Related Party Transactions                   94
ITEM 8.   Financial Information                                               98
ITEM 9.   Offer and Listing                                                  101
ITEM 10.  Additional Information                                             103
ITEM 11.  Quantitative and Qualitative Disclosure About Market Risks         116
ITEM 12.  Description of Securities Other than Equity Securities             122
ITEM 13.  Defaults, Dividend Arrearages and Delinquencies                    122
ITEM 14.  Material Modifications to the Rights of Security Holders and
          Use of Proceeds                                                    122
ITEM 15.  Controls and Procedures                                            122
ITEM 16A. Audit Committee Financial Expert                                   123
ITEM 16B. Code of Ethics                                                     123
ITEM 16C. Principal Accountant Fees and Services                             123
ITEM 16D. Exemptions From Listing Standards for Audit Committees             124
ITEM 16E. Purchases of Equity Securities by the Company and Affiliated
             Purchasers                                                      124
ITEM 17.  Financial Statements                                               124
ITEM 18.  Financial Statements                                               124
ITEM 19.  Exhibits                                                           125

CURRENCY TRANSLATION

     For the reader's convenience, financial information for 2005 has been translated from various foreign currencies to the U.S. dollar ("$" or U.S. dollar), as of December 31, 2005 in accordance with the following exchange rates:

           DECEMBER 31, 2005
CURRENCY           $
--------   -----------------
1 EURO            1.18
1 GBP             1.73
1 HUF             0.04
1 RAND            0.11
1 PLN             0.31

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

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.

ITEM 3. KEY INFORMATION

     A. SELECTED FINANCIAL DATA

     The following selected consolidated financial data of Elbit Medical Imaging Ltd. and its subsidiaries (together, "EMI," the "Company," "our Company," "we" or "us") are derived from our 2005 consolidated financial statements and are set forth below in table format. Our 2005 consolidated financial statements and notes included elsewhere in this report were prepared in accordance with Israeli generally accepted accounting principles ("GAAP"), and audited by Brightman Almagor & Co., a firm of certified public accountants in Israel and a member of Deloitte Touche Tohmatsu, except for certain subsidiaries and an associate which were audited by other auditors. Our selected consolidated financial data are presented in NIS. A convenience translation to U.S. dollars is presented for 2005 only.

     Our consolidated financial statements have been prepared in accordance with Israeli GAAP, which differs in significant respects from U.S. GAAP. We have summarized principal differences relevant to us between Israeli GAAP and U.S. GAAP in Note 25 to our consolidated financial statements included in Item 18 of this Annual Report. You should read the information in the following tables in conjunction with "Operating and Financial Review and Prospects" and the consolidated financial statements and Notes to the consolidated financial statements included in Item 18 of this Annual Report.

     Through December 31, 2003, our financial statements were prepared in adjusted values (in NIS of constant purchase power), on the basis of changes in the consumer price index ("Inflation" and "CPI"), in accordance with Israeli GAAP. On January 1, 2004, Accounting Standard No. 12 of the Israel Accounting Standards Board ("IASB") came into force and effect ("Standard 12"). In accordance with the provisions of Standard 12, adjustment of financial statements to inflation shall cease commencing January 1, 2004, with adjusted amounts of non-monetary items which were included in the balance sheet as of December 31, 2003, used as basis for the nominal financial reporting as and from January 1, 2004. Amounts presented in the financial statements for periods commencing January 1, 2004 were, therefore, included in values to be hereinafter referred to as "Reported amounts".

                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                           FOR THE YEAR ENDED DECEMBER 31
                                         ------------------------------------------------------------------
                                             2005
                                           Reported
                                         Convenience     2005       2004       2003       2002       2001
                                         Translation   Reported   Reported   Adjusted   Adjusted   Adjusted
                                         -----------   --------   --------   --------   --------   --------
                                            $'000                        (In Thousand NIS)
REVENUES
Sale of real estate assets and
   investments, net                         61,191     281,661     131,921         --        --          --
Commercial centers operations               31,057     142,957     311,893    347,056   279,776     132,212
Hotels operations and management            58,670     270,057     218,365    189,205   206,679     139,226
Sale of medical systems                     16,449      75,713      44,049         --        --          --
Realization of investments                     425       1,958      16,415     45,129    24,710          --
Other operational income                     9,648      44,409      13,238     13,495     1,509      10,030
Other income                                    --          --          --         --    30,760      54,394
                                           -------     -------     -------   --------   -------    --------
                                           177,440     816,755     735,881    594,885   543,434     335,862
                                           -------     -------     -------   --------   -------    --------

COSTS OF EXPENSES
Commercial centers operations               34,248     157,640     271,392    257,913   218,673      85,786
Hotels operations and management            56,331     259,293     207,152    188,672   205,635     133,652
Cost and expenses of medical systems
   operation                                10,771      49,577      26,039      8,720     8,015       7,023
Other operational expenses                  10,166      46,793       3,655      3,510     1,392       7,311
Research and development expenses, net      12,796      58,899      38,158     43,719    28,454      24,198
General and administrative expenses          8,025      36,939      43,627     42,144    44,070      42,839
Share in losses of associated
   companies, net                            2,613      12,028      15,968     20,951     2,906       9,712
Financial expenses (income), net            26,574     122,321      53,569    211,821     5,440    (101,559)
Other expenses                              12,406      57,106      51,428     10,477    45,965      20,317
                                           -------     -------     -------   --------   -------    --------
                                           173,930     800,596     710,988    787,927   560,551     229,279
                                           -------     -------     -------   --------   -------    --------

PROFIT (LOSS) BEFORE INCOME TAXES            3,511      16,159      24,893   (193,042)  (17,117)    106,583
Income taxes (tax benefits)                  1,694       7,798      15,804    (20,217)   21,711      13,596
                                           -------     -------     -------   --------   -------    --------
PROFIT (LOSS) AFTER INCOME TAXES             1,816       8,361       9,089   (172,825)  (38,828)     92,987
Minority-interest in results of
   subsidiaries, Net                        15,922      73,287      27,448     48,671    24,490      (5,915)
PROFIT (LOSS) FROM CONTINUING
   OPERATIONS                               17,738      81,648      36,537   (124,154)  (14,338)     87,072
Profit from discontinued operations,
   net                                       1,285       5,917       6,810     12,073    54,752      18,759
Cumulative effect of accounting change
   at the beginning of the year               (135)       (622)         --         --        --          --
                                           -------     -------     -------   --------   -------    --------
NET INCOME (LOSS)                           18,888      86,943      43,347   (112,081)   40,414     105,831
                                           =======     =======     =======   ========   =======    ========

                                                                      (In NIS)
                                         ------------------------------------------------------------------
EARNINGS (LOSS) PER SHARE

From continuing operations                    0.80        3.66        1.59      (5.56)    (0.64)       3.92
From discontinued operations                  0.06        0.27        0.30       0.54      2.45        0.84
Cumulative effect of accounting change
   at the beginning of the year              (0.01)      (0.03)         --         --        --          --
                                           -------     -------     -------   --------   -------    --------
Basic earnings (loss) per share               0.85        3.90        1.89      (5.02)     1.81        4.76
                                           =======     =======     =======   ========   =======    ========
Dividend declared per share                   2.69       12.39*         --         --        --          --
                                           =======     =======     =======   ========   =======    ========

* We declared distribution of dividends twice during 2005, see "Item 4. Information on the Company - A. History and Development of the Company - Recent Developments" below.

INCOME STATEMENT DATA
AS PER U.S. GAAP (*):

                                                               YEAR ENDED DECEMBER 31
                                         ------------------------------------------------------------------
                                         Convenience     2005       2004       2003       2002       2001
                                         Translation   Reported   Reported   Adjusted   Adjusted   Adjusted
                                         -----------   --------   --------   --------   --------   --------
                                            $'000                        (In Thousand NIS)
A) NET INCOME (LOSS) AND COMPREHENSIVE
   INCOME:
Net income (loss) according to U.S.
   GAAP                                     21,800      103,344    (92,446)  (19,251)   (27,747)    (21,112)
Total comprehensive income (loss)
   according to U.S. GAAP                   26,816      123,429   (149,915)   35,545    143,360      16,373
Basic earning (loss) per ordinary
   share as per U.S. GAAP (NIS)               0.98         4.53      (4.02)    (0.86)     (1.24)      (0.94)
Diluted earning (loss) per ordinary
   share as per U.S. GAAP (NIS)               0.98         4.53      (4.02)    (0.86)     (1.35)      (0.96)

Weighted average of number of shares
   and share equivalents under U.S.
   GAAP (thousands)                         22,154       22,154     23,025    22,337     22,337      22,224

(*) For further information as to the differences between Israeli and U.S. GAAP, as applicable to the Company's financial statements, see Note 25 to our consolidated financial statements, included in Item 18 below.

                           SELECTED BALANCE SHEET DATA
                          (INCLUDING AS PER U.S. GAAP)

                                                                       DECEMBER 31
                                         -----------------------------------------------------------------------
                                             2005
                                           Reported
                                         Convenience      2005        2004        2003        2002        2001
                                         Translation    Reported    Reported    Adjusted    Adjusted    Adjusted
                                         -----------   ---------   ---------   ---------   ---------   ---------
                                            $'000                          (In Thousand NIS)
Current Assets                             188,058       865,632     736,339     577,687   1,006,237   1,132,194
Long term investments and
   receivables                              25,839       118,937     185,393     218,407     453,839     477,052
Hotels, commercial centers and
   other fixed assets                      599,275     2,758,465   3,527,988   4,629,675   4,090,936   2,858,129
Other assets and deferred expenses           6,621        30,476      55,859      85,798      73,024      60,596
Assets related to discontinued
   operations                                2,739        12,607      14,700      16,228     111,984     199,360
Total                                      822,532     3,786,117   4,520,279   5,527,795   5,736,020   4,727,331
Current Liabilities                        150,397       692,278     794,741   1,178,415   1,901,506   1,612,532
Long-term liabilities                      413,294     1,902,391   2,418,897   2,841,326   2,176,301   1,446,923
Liabilities related to
   discontinued operations                  13,563        62,430      71,986      82,802     110,007     253,854
Convertible debentures                      13,514        62,159          --          --          --          --
Minority interest                            2,487        11,449     430,687     471,606     486,670     497,257
Shareholders' equity                       229,287     1,055,410     803,968     953,646   1,061,536     916,765
Total                                      822,532     3,786,117   4,520,279   5,527,795   5,736,020   4,727,331

Total assets according to U.S. GAAP        835,635     3,846,427   4,676,008   5,917,917   6,007,937   4,772,914
Total liabilities according to
   U.S. GAAP                               608,633     2,801,532   3,905,673   4,891,985   5,040,903   3,955,945
Total shareholders equity
   according to U.S. GAAP                  227,002     1,044,894     770,335   1,025,932     967,034     816,969

EXCHANGE RATES

     The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 4.518 to the dollar on May 31, 2006. The exchange rate has fluctuated during the six months period beginning December 2005 through May 2006 from a high of NIS 4.725 to the dollar to a low of NIS 4.428 to the dollar. The monthly high and low exchange rates between the NIS and the U.S. dollar during the six months period beginning December 2005 through May 2006, as published by the Bank of Israel, were as follows:

                      HIGH              LOW
    MONTH       1 U.S. dollar =   1 U.S. dollar =
    -----       ---------------   ---------------
December 2005      4.662 NIS         4.579 NIS
January 2006       4.658 NIS         4.577 NIS
February 2006      4.725 NIS         4.664 NIS
March 2006         4.717 NIS         4.658 NIS
April 2006         4.671 NIS         4.503 NIS
May 2006           4.522 NIS         4.428 NIS

     The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years was as follows:

               PERIOD                 EXCHANGE RATE
               ------                 -------------
January 1, 2001 - December 31, 2001    4.219 NIS/$1
January 1, 2002 - December 31, 2002    4.738 NIS/$1
January 1, 2003 - December 31, 2003    4.544 NIS/$1
January 1, 2004 - December 31, 2004    4.483 NIS/$1
January 1, 2005 - December 31, 2005    4.488 NIS/$1

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

     During 2005, our activities were divided into five principal fields: (i) initiation, construction, operation, management and sale of shopping and entertainment centers in Israel and in Central and Eastern Europe; (ii) ownership, operation, management, and sale of hotels in major European cities;
(iii) long term lease of real estate property, (iv) investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through InSightec Ltd. ("InSightec"); and (v) other activities which consist of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd. ("Mango") and venture-capital investments. In December 2005 we sold all of our holdings in the company holding one of our hotels in London (referred to in clause (iii) above) which is subject to a long term lease agreement.

     The following is a list of the material risk factors that affect our business and our results of operation. We cannot predict nor can we asses the impact, if any, of such risk factors on our business or the extent which any factor, or a combination of factors, may cause actual results to differ materially from those projected in any forward looking statement.

RISKS RELATING TO THE SHOPPING AND ENTERTAINMENT CENTERS BUSINESS

SUITABLE LOCATIONS ARE CRITICAL TO THE SUCCESS OF A SHOPPING AND ENTERTAINMENT CENTER.

     The choice of suitable locations for the development of shopping and entertainment center projects is an important factor in the success of the individual projects. Ideally, these sites should be located: (i) within the city center, with well-developed transportation infrastructure (road and rail) located in close proximity to facilitate customer access; and (ii) within local areas with sufficient population to support the centers. If we are not able to find sites in the target cities which meet these criteria, either at all or at viable prices, this may materially adversely affect our business and results of operation.

     Historically, most of the centers developed by us have been in Budapest and other locations in Hungary. We do not currently believe that there are additional suitable locations for the development of shopping and entertainment centers in Hungary beyond those currently under development that satisfy our investment criteria. Therefore, our future success will depend in large part on our ability to identify locations and develop centers in other countries where we may have less experience and less market knowledge than in Hungary. As a result, we may not be as successful in the identification and development of future projects as we have been historically in Hungary.

ZONING RESTRICTION AND LOCAL OPPOSITION CAN DELAY OR PRECLUDE CONSTRUCTION OF A CENTER.

     Sites which meet our criteria must be zoned for commercial activities of the type contained in shopping and entertainment centers. In instances where the existing zoning is not suitable or in which the zoning has yet to be determined, we will apply for the required zoning classifications. This procedure may be protracted, particularly in countries where the bureaucracy is cumbersome and inefficient, and we cannot be certain that the process of obtaining proper zoning will be completed with sufficient speed to enable the centers to open ahead of the competition or at all. Opposition by local residents to zoning and/or building permit applications may also cause considerable delays. Certain of our site acquisitions are conditioned upon the grant of a building permit. In addition, arbitrary changes to applicable zoning may jeopardize projects that have already commenced. For example, a ministerial decision was issued in Greece which changed the land use of certain property owned by our Greek subsidiary and as a result thereof a shopping and entertainment center may not be built on such land. See "Item 4. Information on the Company - B. Business Overview - Shopping and Entertainment Centers - Other Real Estate Properties" below. Therefore, if we cannot receive zoning approvals or if the procedures for the receipt of such zoning approvals are delayed, our cost will increase which will have an adverse affect on our business.

WE DEPEND ON CONTRACTORS AND SUBCONTRACTORS TO CONSTRUCT OUR CENTERS.

     We rely on subcontractors for all of our construction and development activities. If we cannot enter into subcontracting arrangements on terms acceptable to us or at all, we will incur additional costs which will have an adverse affect on our business. The competition for the services of quality contractors and subcontractors may cause delays in construction, thus exposing us to a loss of our competitive advantage. Subcontracting arrangements may be on less favorable terms than would otherwise be available, which may result in increased development and construction costs. By relying on subcontractors, we become subject to a number of risks relating to these entities, such as quality of performance, varied work ethics, performance delays, construction defects and the financial stability of the subcontractors. A shortage of workers would have a detrimental effect on us and our subcontractors and, as a result, on our ability to conclude the construction phase on time and within budget. We generally require our subcontractors to provide bank guarantees in our favor to financially secure their performance. In the event the subcontractor fails to perform, the bank guarantees provide for a monetary payment to us. The guarantees do not, however, obligate the subcontractors to complete the project and may not adequately cover our costs of completing the project or our lost profits during the period while alternative means of completing the project are sought.

DELAYS IN THE COMPLETION OF CONSTRUCTION PROJECTS COULD AFFECT OUR SUCCESS.

     An important element in the success of our shopping and entertainment center projects is the short construction time (generally 12 to 18 months from the receipt of building permits, depending on the size of the project), and our ability to open the centers ahead of our competition, particularly in cities which do not have shopping and entertainment centers of the type constructed by us.

     This makes us subject to a number of risks relating to these activities, including:

          -    delays in obtaining zoning and other approvals;

          -    the unavailability of materials and labor;

          - the abilities of sub-contractors to complete work competently and on schedule;

          - the surface and subsurface condition of the land underlying the project;

          -    environmental uncertainties;

          -    extraordinary circumstances or "acts of god"; and

          - ordinary risks of construction that may hinder or delay the successful completion of a particular project.

     In addition, under our development contracts with local municipalities, we have deadlines for most of our projects (subject to limited exceptions). If construction of a project does not proceed in accordance with our schedule, we may in some instances be required to pay penalties to the vendor (usually local municipalities) based on the extent of the delay and in isolated instances to forfeit rights in the land. The failure to complete a particular project on schedule or on budget may have a material adverse effect on our business, prospects, results of operations or financial condition.

WE ARE DEPENDENT ON ATTRACTING THIRD PARTIES TO ENTER INTO LEASE AGREEMENTS.

     We are dependent on our ability to enter into new leases on favorable terms in order to receive a profitable price for each shopping and entertainment center. We may find it more difficult to engage third parties enter into leases during periods when market rents are increasing, or when general consumer activity is decreasing. We seek agreements in principle with anchor tenants (such as the operators of cinemas, supermarkets, department stores and electrical appliances stores), either generally or on a property-by property basis, prior to entering into a formal lease. The termination of a lease by any anchor tenant may adversely affect the relevant specific shopping and entertainment center and the price obtainable for it. The failure of an anchor tenant to abide by these agreements may cause delays, or result in a decline in rental income (temporary or long term), the effect of which we may not be able to offset due to difficulties in finding a suitable replacement tenant.

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

GENERAL ECONOMIC CONDITIONS IN A REGION WILL AFFECT OUR TENANTS.

     If an economic recession occurs, the demand and rents for neighborhood and community shopping and entertainment centers could decline and adversely affect our financial condition and results of operations. Our financial condition and results of operations could also be adversely affected if our tenants are unable to make lease payments or fail to renew their leases as a result of declining consumer spending.

WE ARE DEPENDENT ON THE PRESENCE OF ANCHOR TENANTS.

     We rely on the presence of "anchor" tenants in our entertainment and commercial centers. Anchor stores in entertainment and commercial centers play an important part in generating customer traffic and making a center a desirable location for other tenants. The failure of an anchor store to renew its lease, the termination of an anchor store's lease, or the bankruptcy or economic decline of an anchor tenant can have a material adverse effect on the economic performance of the centers. There can be no assurance that if the anchor stores were to close or fail to renew their leases, we would be able to replace such anchor stores in a timely manner or that we could do so without incurring material additional costs and adverse economic effects. The expiration of an anchor lease at an entertainment and commercial center may make refinancing of such center difficult.

COMPETITION IS BECOMING MORE RAPID IN THE CERTAIN EASTERN EUROPEAN COUNTRIES.

     The shopping and entertainment centers business in Eastern Europe is rapidly becoming more competitive, with a number of developers (particularly from Germany and France) becoming active in our target areas. The shopping and entertainment centers concept we promote is gaining increasing popularity due to its potentially high yields. Developers compete not only for patrons, but also for desirable properties, financing, raw materials, qualified contractors, experienced system consultants, expert marketing agents and skilled labor. The public bidding process (the process through which we often acquire new properties) is subject to intense competition and some of our competitors have longer operating histories and greater resources than us, all of which may limit our ability to obtain such projects. There can be no assurance that we will be successful in winning projects that we bid for or which are awarded pursuant to fixed price tenders or that we will otherwise continue to be successful in competing in Eastern Europe.

RISKS RELATING TO THE HOTEL BUSINESS

THE HOTELS INDUSTRY MAY BE AFFECTED BY ECONOMIC CONDITIONS, OVERSUPPLY, TRAVEL PATTERNS, WEATHER AND OTHER CONDITIONS BEYOND OUR CONTROL WHICH MAY ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

     The hotels industry may be adversely affected by changes in national or local economic conditions and other local market conditions. Our hotels generally, and in particular, in London, Amsterdam and Budapest, may be subject to the risk of oversupply of hotel rooms. Other general risks that may affect our hotels business are changes in travel patterns, extreme weather conditions, changes in governmental regulations which influence or determine wages, workers' union activities, increases in land acquisition prices or construction costs, changes in interest rates, the availability of financing for operating or capital needs, and changes in real estate tax rates and other current operating expenses. Unforeseen events, such as terrorist attacks, outbreaks of epidemics and economic recessions have had and may continue to have an adverse effect on local and international travel patterns and, as a result, on occupancy rates and prices in our hotels. Downturns or prolonged adverse conditions in the real estate or capital markets or in national or local economies and difficulties in securing financing for the development of hotels could have a material adverse effect on our business, results of operations, ability to develop new projects and the attainment of our strategic goals.

COMPETITION IN THE HOTELS INDUSTRY COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND RESULTS OF OPERATIONS.

     The hotels business is highly competitive. This is particularly the case in those areas where there is an over supply of rooms, such as in London, Amsterdam and Budapest. Competitive factors within the industry include:

-    convenience of location and accessibility to business centers;

-    room rates;

-    quality of accommodations;

-    name recognition;

-    quality and nature of service and guest facilities provided;

-    reputation;

-    convenience and ease of reservation systems; and

-    the supply and availability of alternative lodging.

     We operate, and intend to develop or acquire, most of our hotels in geographic locations where other hotels are or may be located. We expect to compete for guests and development sites with national chains, large franchisees and independent operators. Many of these competitors have greater financial resources and better brand name recognition than we do, and may have more established relationships with prospective franchisers, representatives in the construction industry and other parties engaged in the lodging industry. The number of competitive lodging facilities in a particular area could have a material adverse effect on our hotel occupancy and rates and, therefore, revenues of our hotels. We believe that competition within the lodging market may increase in the foreseeable future in particular in our hotels located in Eastern Europe.New or existing competitors may significantly reduce their rates or offer greater convenience, services or amenities or significantly expand or improve hotels in the markets in which we currently or may subsequently compete, thereby materially adversely affecting our business and results of operations.

ACQUIRING, DEVELOPING AND RENOVATING HOTELS INVOLVES SUBSTANTIAL RISKS, AND WE CANNOT BE CERTAIN OF THE SUCCESS OF ANY FUTURE PROJECTS.

     Part of our strategy is to develop new hotels and to acquire and redevelop old or under-performing hotels. Acquiring, developing and renovating hotels involves substantial risks, including:

- costs exceeding budget or amounts agreed to with contractors, because of several factors, including delays in completion of construction;

- competition for acquisition of suitable development sites from competitors, who may have greater financial resources;

-    the failure to obtain zoning and construction permits;

-    unavailability of financing on favorable terms, if at all;

- the failure of hotels to earn profits sufficient to service debt incurred in construction or renovation, or at all;

-    the failure to comply with labor and workers' union legal requirements;

-    relationships with and quality and timely performance by contractors; and

- compliance with changes in governmental rules, regulations, planning and interpretations.

     As of May 31, 2006, we were involved in the following construction hotel projects: (i) we commenced the renovation and the refurbishment of the Bucuresti Hotel in Bucharest, Romania; and (ii) we commenced the internal renovation of the Ballet Institute Building in Budapest, Hungary. We cannot be certain that present or future development or renovation will be successful. If we are not successful in future projects, it will have a material adverse affect on our business. For successful growth, we must be able to develop or acquire hotels on attractive terms and integrate the new or acquired hotels into our existing operations. For acquired hotels, we must consolidate management, operations, systems, personnel and procedures, which may not be immediately possible due to collective labor agreements or other legal or operational obstacles. Any substantial delays or unexpected costs in this integration process could materially affect our business, financial condition or results of operations. We cannot be certain that our newly acquired hotels will perform as we expect or that we will be able to realize projected cost savings.

CONTINUOUS DELAYS WITH RESPECT TO RENOVATIONS OF THE PHYSICAL ENVIRONMENT APPROXIMATE TO THE ASTRID PARK PLAZA HOTEL IN BELGIUM MAY CONTINUE TO HAVE AN ADVERSE EFFECT ON ITS OPERATIONS.

     The Municipality of Antwerp is engaged in extensive construction in the Astridplein, located directly opposite the Astrid Park Plaza Hotel since 2000. The construction is intended to prepare the square to accommodate the increased traffic which will result once the TGV services to the railway station located adjacent to the square become operational. The completion of this construction has been delayed several times, and has caused and continues to cause obstructions to access to the hotel. In the past, this had an adverse effect on the occupancy rate at our hotel and on the performance of the Aquatopia attraction located within the hotel. The continuation of the construction, the permanent changes to the traffic flow around the hotel and the less convenient access for the hotel's patrons may have an adverse effect on our results of operations.

WE DEPEND ON PARTNERS IN OUR JOINT VENTURES AND COLLABORATIVE ARRANGEMENTS.

     We own interests in seven operational hotels and are developing two additional hotels, in partnership with other entities, including in particular, the Red Sea Group of companies ("Red Sea") (for information regarding our partnership with Red Sea, see "Item 4. Information on the Company - B. Business Overview - Hotels" below). Red Sea is engaged in the initiation and development of residential and commercial real estate projects in Israel and in the operation of chain of hotels and income producing real estate abroad. We may in the future enter into joint ventures or other collaborative arrangements. Our investments in these joint ventures, including in particular our numerous partnerships with Red Sea, may, under certain circumstances, be subject to (i) the risk that one of our partners may become bankrupt or insolvent, which may cause us to be unable to fulfill our financial obligations, may trigger a default under our bank financing agreements or, in the event of a liquidation, may prevent us from managing or administering our business; (ii) the risk that one of our partners may have economic or other interests or goals that are inconsistent with our interests and goals, and that such partner may be in a position to veto actions which may be in our best interests; and (iii) the possibility that disputes may arise regarding the continued operational requirements of our hotels that are jointly owned.

WE RELY ON MANAGEMENT AGREEMENTS WITH PARK PLAZA WHICH MAY NOT PROVIDE THE INTENDED BENEFITS, AND MAY BE TERMINATED.

     All of the operating hotels in which we have an interest (other than the Centreville Apartment hotel in Bucharest) are either directly or indirectly operated under long-term management agreements with Park Plaza Hotels Europe Ltd. ("Park Plaza"). Park Plaza is the franchisee for certain territories under territorial license and franchise agreements with Golden Wall Investment Ltd., which entitles Park Plaza to use the "Park Plaza" tradename. Any significant decline in the reputation of Park Plaza or in its ability to ensure the performance of our hotels at anticipated levels could adversely affect our results of operations. If for any reason Park Plaza loses its principal franchise, we will automatically lose our ability to use the Park Plaza name and other benefits, in which case we may suffer in the areas of brand name recognition, marketing, and centralized reservations systems provided by Park Plaza, which, in turn, could materially affect our operations. If our agreement with Park Plaza is terminated, we would not be certain that we would be able to obtain alternative management services of the same standard on similar or better terms.

OUR AGREEMENTS WITH PARK PLAZA AND THE REZIDOR GROUP IMPOSE OBLIGATIONS ON US THAT MAY FORCE US TO INCUR SIGNIFICANT COSTS.

     Our agreements with Park Plaza (for the management of the operational hotels) and the Rezidor group (for the future management of two hotels, which are currently under construction and/or renovation: the National Ballet Building in Hungary, which is intended to be operated under the "Regent" brand name, and the Bucuresti hotel in Bucharest, which is intended to be operated under the brand name "Radisson SAS") contain specific standards for, and restrictions and limitations on, hotel operation and maintenance. These standards, restrictions and limitations may conflict with our priorities, and impose capital demands upon us. In addition, Park Plaza and the Rezidor group may alter their standards or hinder our ability to improve or modify our hotels. In order to comply with their requirements, or alternatively, to change a franchise affiliation for a particular hotel and disassociate ourselves from any of the "Park Plaza", "Regent" or "Radisson" tradenames, we may be forced to incur significant costs or make capital improvements.

THE VALUE OF OUR INVESTMENT IN OUR HOTEL PROPERTIES IS SUBJECT TO VARIOUS RISKS RELATED TO OWNERSHIP AND OPERATION OF REAL PROPERTY.

     Our investment in hotel properties is subject to varying degrees of risk related to the ownership and operation of real property. The intrinsic value of our hotels and income from the hotels may be materially adversely affected by:

     - changes in global and national economic conditions, including global or national recession;

     - a general or local slowdown in the real property, market which may make it difficult to sell a property;

     - political events that may have a material adverse effect on the hotel industry;

     - competition from other lodging facilities, and oversupply of hotel rooms in a specific location;

     - material changes in operating expenses, including as a result of changes in real property tax systems or rates;

     -    changes in the availability, cost and terms of financing;

     -    the effect of present or future environmental laws;

     -    our ongoing need for capital improvements and refurbishments; and

     -    material changes in governmental rules and policies.

OUR OWNERSHIP RIGHTS IN THE BUCURESTI HOTEL HAVE BEEN CHALLENGED.

     Since we acquired a controlling interest in the Bucuresti Hotel complex in Bucharest, Romania (which includes the Bucuresti Hotel and the Centerville apartment hotel), we have encountered a number of attempts to challenge both the validity of the acquisition of the complex and our control over the company owning the rights to the hotel. To date, two claims have been filed challenging our ownership in the Bucuresti Hotel Complex both of which are currently pending in the Bucuresti court of appeal (See "Item 8. Financial Information - Legal Proceedings" below). In addition, another appeal to the Romanian Supreme Court was filed requesting to nullify the public tender for the sale of Bucuresti shares, the privatization contract and the transfer of the Bucuresti shares to our Company, Domino. We anticipate, based on our legal counsel's advice, that the appeal will be rejected by the Supreme Court. Nevertheless, if any of the above appeals will be accepted, our results of operation will be materially adversely affected

RISKS RELATING TO BOTH THE SHOPPING AND ENTERTAINMENT CENTERS BUSINESS AND TO THE HOTEL BUSINESS

THE FAILURE TO COMPLY WITH GOVERNMENT REGULATION MAY ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS

     Both the shopping and entertainment centers business and the hotel industry are subject to numerous national and local government regulations, including those relating to building and zoning requirements and fire safety control. In addition, we are subject to laws governing our relationships with employees, including minimum wage requirements, overtime, working conditions, and work permit requirements, and in some localities to collective labor agreements. A determination that we are not in compliance with these regulations could result in the imposition of fines, an award of damages to private litigants and significant expenses in bringing our shopping and entertainment centers and hotels into compliance with the regulations. In addition, our ability to dismiss unneeded staff may be hampered by local labor laws and courts which traditionally favor employees in disputes with former employers, particularly in countries with strong socialist histories such as those in Eastern Europe.

WE MAY BE HELD LIABLE FOR DESIGN OR CONSTRUCTION DEFECTS OF THIRD-PARTY CONTRACTORS.

     We rely on the quality and timely performance of construction activities by third-party contractors. Claims may be asserted against us by local government and zoning authorities or by third parties for personal injury and design or construction defects. These claims may not be covered by the professional liability insurance of the contractors or of the architects and consultants. These claims may give rise to significant liabilities.

WE MAY BE AFFECTED BY SHORTAGES IN RAW MATERIALS AND EMPLOYEES.

     The building industry may from time to time experience fluctuating prices and shortages in the supply of raw materials as well as shortages of labor and other materials. The inability to obtain sufficient amounts of raw materials and to retain efficient employees on terms acceptable to us may result in delay in the construction of the project and increase in the budget of the project and, consequently may have a material adverse effect on the results of our operations.

WE MAY EXPERIENCE FLUCTUATIONS IN OUR ANNUAL AND QUARTERLY RESULTS AS A RESULT OF OUR OPENING NEW CENTERS, ENTERING INTO NEW BUSINESSES AND DISPOSING OF OTHER CENTERS, HOTELS OR OTHER BUSINESSES.

     We periodically review our business to identify properties or other assets that we believe either no longer complement our business, or could be sold at significant premiums. We are focused on restructuring and enhancing real estate returns and monetizing investments and from time to time, attempt to sell these identified properties and assets. There can be no assurance, however, that we will be able to complete dispositions on commercially reasonable terms or at all. We also periodically review our business to identify opportunities for the acquisition or development of new centers and/or hotels. There can be no assurance that we will be able to develop or acquire centers and/or hotels that will become successful. As a result of our disposition and acquisition or development of centers, we may experience significant fluctuations in our annual and quarterly results. As a result, we believe that period-to-period comparisons of our historical results of operations may not necessarily be meaningful and that investors should not rely on them as an indication for future performance.

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

     Certain specific circumstances may affect the fair value of our real estate assets (operating or under construction) and investments. An impairment loss not previously recorded may be required and/or depreciation may be accelerated, upon the occurrence of one or more of the following circumstances:

     (i) Absence of or modifications to permits or approvals. A construction permit may be revoked as a result of unauthorized delays in commencing construction; a construction permit may be cancelled altogether under certain circumstances, such as where the use of land does not correspond to the permitted usage; a need for a revised construction permit arises by reasons of governmental or other instructions to carry out modifications to our original architectural plans so as to comply, among other things, with environmental and traffic impact plan or obtain archeological clearance; new laws and regulations are enacted which limit the use of our land for structures other than centers or hotels; voluntary modifications to original plans where we encounter opportunities to substantially upgrade our project by acquisitions of adjacent land plots or expansion of original project or otherwise, may trigger the need for a revision to or modification of the issued construction permit if the permit becomes inapplicable; a revised construction permit may be required where changes occur to zoning plans which indirectly affect our proposed commercial center; a new, revised permit, when required, may nevertheless be denied for reasons beyond our control or following our failure to fulfill preconditions or otherwise;

     (ii) Strategy in respect of long term lease commitments. In commercial centers, where a significant part of the rental areas is subject to long term leases with a small group of retailers which is distinguished (from other lessees) by a direct correlation between the rental fees paid by such retailer and the revenues from their respective rental areas, we may be exposed to a risk of rental fees rates being significantly lower than originally anticipated. A material decline in the long run in the business operations of such retailers may therefore, have an adverse affect on the results of operations of these commercial centers as well as on their recoverable amount. Other commercial centers, the rental areas of which have not been fully rented or which we have designated for an interim period as free of charge public areas, may be required to alter their original designation of use so as to serve, in the best optimal manner, our strategy for the center. Should these areas remain vacant or public, for a period longer than originally anticipated, our long-term cash flows may be negatively impacted and, as a result, it may decrease the value of the center;

     (iii) External Interruptions. Circumstances having significant impact on our real estate may include extensive and continuous infrastructure works carried out by municipalities or other legal authorities. Delays in completion of such works, beyond the anticipated target, may cause harm and damages to the results of operations of the real estate; and

     (iv) Legal Issues and Other Uncertainties. Lawsuits that are pending, whether or not we are a party thereto, may have a significant impact on our real estate assets and/or on certain of our shareholding rights in the companies owning such assets. Certain laws and regulations, applicable to our business in certain countries where the legislation process undergoes constant changes, may be subject to frequent and substantially different interpretations; agreements which may be interpreted by governmental authorities so as to shorten term of use of real estate, and which may be accompanied with a demand to demolish the construction thereon erected, be that with or without compensation, may significantly affect the value of such real estate asset.

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

RISKS RELATING TO THE IMAGE GUIDED TREATMENT BUSINESS

INSIGHTEC IS CURRENTLY DEPENDENT ON SALES OF THE EXABLATE 2000 FOR THE TREATMENT OF UTERINE FIBROIDS FOR VIRTUALLY ALL OF ITS REVENUE.

     The ExAblate 2000 is in an early stage of commercialization. InSightec received FDA approval in October 2004 to market the ExAblate 2000 in the United States only for the treatment of uterine fibroids. InSightec expects sales of the ExAblate 2000 for this application to account for virtually all of its revenues for the foreseeable future, depending upon the timing of regulatory approval of additional applications for the ExAblate 2000. As a result, factors adversely affecting InSightec's ability to sell, or pricing of or demand for, InSightec's product for this application would have a material adverse effect on its financial condition and results of operations, which would in turn adversely affect the Company's results of operations.

IF THE EXABLATE 2000 DOES NOT ACHIEVE BROAD MARKET ACCEPTANCE FOR THE TREATMENT OF UTERINE FIBROIDS, INSIGHTEC WILL NOT BE ABLE TO GENERATE SUFFICIENT SALES TO SUPPORT ITS BUSINESS.

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

     Demand for the ExAblate 2000 is likely to depend substantially on the extent to which sufficient reimbursement for treatment procedures using InSightec's system will be available from third party payors such as private health insurance plans and health maintenance organizations and, to a lesser degree, government payor programs such as Medicare and Medicaid. In the United States, the assignment of a Current Procedural Terminology, or CPT, code is generally necessary to facilitate claims for reimbursement. In July 2004, two CPT III codes were implemented allowing to track the use of the ExAblate 2000 system to treat uterine fibroids. However, the assignment of these codes does not require third party payors to provide reimbursement for procedures performed with the ExAblate 2000. InSightec believes that third party payors will not provide reimbursement on a national basis for treatments using the ExAblate 2000 unless InSightec can generate a sufficient amount of data through long-term patient studies to demonstrate that such treatments produce favorable results in a cost-effective manner relative to other treatments. Furthermore, InSightec could be adversely affected by changes in reimbursement policies of private healthcare or governmental payors to the extent any such changes affect reimbursement for treatment procedures using the ExAblate 2000. If physicians, hospitals and other healthcare providers are unable to obtain sufficient coverage and reimbursement from third-party payors for treatment procedures using the ExAblate 2000, InSightec may be unable to generate sufficient sales to support its business.

     InSightec's success in non-U.S. markets also depends on treatment procedures using the ExAblate 2000 being eligible for reimbursement through government-sponsored healthcare payment systems, private third-party payors and labor unions. Reimbursement practices vary significantly from country to country and within some countries, by region. Many non-U.S. markets have government-managed healthcare systems that control reimbursement for new products and procedures. Other non-U.S. markets have private insurance systems, labor union-sponsored programs and government-managed systems that control reimbursement for new products and procedures. To date, only one third party payor, a health maintenance organization in Israel, has approved reimbursement coverage for treatments using the ExAblate 2000. We cannot assure you that such coverage will be approved by additional payors in other markets in a timely manner, if at all, thereby materially adversely affecting InSightec's results our operation. In the event that InSightec is unable to timely obtain acceptable levels of reimbursement coverage in its targeted markets outside of the United States, InSightec's ability to generate sales may be adversely affected.

INSIGHTEC'S FUTURE GROWTH SUBSTANTIALLY DEPENDS ON ITS ABILITY TO DEVELOP AND OBTAIN REGULATORY CLEARANCE FOR ADDITIONAL TREATMENT APPLICATIONS FOR THE EXABLATE 2000.

     Currently, InSightec has received regulatory approvals to market the ExAblate 2000 in the United States, Israel,

Russia, Taiwan, Australia, Singapore and the European Union Economic Area, or EEA, which is comprised of the member nations of the European Union and certain additional European nations, solely for the treatment of uterine fibroids. InSightec's objective is to expand the use of the ExAblate 2000 by developing and introducing new treatment applications. InSightec is currently in various stages of product development and clinical studies for a number of new treatment applications for the ExAblate 2000. It will be required to obtain FDA approval in the United States and other regulatory approvals outside of the United States before marketing the ExAblate 2000 for these additional treatment applications. Furthermore, InSightec cannot guarantee that InSightec's product development activities for these other applications will be successful and in such event, InSightec's future growth will be harmed. In particular, InSightec's future oncology treatment applications are subject to significant risks since these applications must be able to demonstrate complete ablation of malignant tumors. If InSightec is unable to demonstrate this degree of efficacy, its future oncology treatment applications may not prove to be successful. In addition, assuming product development is successful, the regulatory processes can be lengthy, lasting many years in some cases, and expensive. We cannot assure you that FDA approval or other regulatory approvals will be granted.

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

     The product development and regulatory approval process for each of InSightec's future applications is subject to a number of application-specific risks and uncertainties. For example, the life expectancy from existing surgical treatment options for breast cancer is long and the survival rate is relatively high. As a result, InSightec will have to conduct extensive clinical trials which may include several thousand participants and extend over several years of follow-up. This may delay the commercial introduction of InSightec's applications by several years. In addition, InSightec is still in the process of developing and improving clinical prototypes for its liver, bone metastatic tumors, prostate and brain treatment applications. If it is unable to surmount these challenges, as well as the challenges relating to its other future applications, its business and results of operations may be adversely affected.

INSIGHTEC IS DEPENDENT ON GENERAL ELECTRIC.

     The ExAblate 2000 is compatible only with certain of GE Healthcare, a division of the General Electric Company ("GE") Healthcare's Magnetic Resonance Imaging (MRI) systems, which may limit InSightec's potential market. A significant portion of the MRI systems in use in the United States and elsewhere are not GE MRI systems. InSightec estimates that there are over 2,400 GE MRI systems in the United States that are compatible with the ExAblate 2000 and InSightec estimates that there are a similar number of such GE MRI systems outside of the United States. InSightec has no current plans to develop a system that would be compatible with MRI systems manufactured by companies other than GE and is, therefore, limited in its target market to potential customers who already own or otherwise have access to a compatible GE MRI system, or are willing to purchase such a system in order to use the ExAblate 2000. In addition, in the event that GE is unable to effectively market its MRI systems, InSightec's ability to generate additional sales of the ExAblate 2000 may be adversely affected.

     InSightec depends on its collaboration with GE to ensure the compatibility of the ExAblate 2000 with new models of GE MRI systems and upgrades to existing GE MRI systems. GE regularly develops new models of its MRI systems, as well as new capabilities for its existing MRI systems, which could affect their compatibility with the ExAblate 2000. If InSightec is unable to receive information regarding new models of the GE MRI systems or upgrades to existing GE MRI systems, and coordinate corresponding upgrades to the ExAblate 2000 to ensure continued compatibility with new and existing GE MRI systems, its ability to generate sales of its system will be adversely affected. In addition, If InSightec is unable to coordinate new applications or upgrades with GE's research and development team, it may be unable to develop such applications or upgrades in a timely manner and its future revenue growth may be seriously harmed.

     In addition, InSightec entered into a five year exclusive worldwide (excluding Japan and Russia) sales and marketing agreement with GE with respect to the ExAblate 2000. Although the agreement does not prohibit InSightec from marketing and selling the ExAblate 2000 directly, InSightec expects that a substantial portion of its sales of the ExAblate 2000 will be developed through this agreement with GE. Since InSightec has no direct control over GE's sales and marketing personnel, InSightec must rely on incentives provided by GE to its personnel to encourage effective marketing of the ExAblate 2000, as well as contractual provisions contained in the agreement. In addition, GE has a right of first negotiation with respect to the distribution, financing and servicing of our focused ultrasound products, and the design and supply of imaging devices to be used in connection with our current and future MRgFUS products. These rights continue until five years after the sale by GE of all of our ordinary shares that it holds or, with respect to any distribution agreement, until the earlier of three years after such sale of our ordinary shares or the date on which GE fails to meet minimum thresholds provided in such distribution agreement. We cannot assure you that GE will be successful in efforts to generate sales of the ExAblate 2000 or any other products developed by us as to which it obtains distribution rights. In such event InSightec's results of operation may be materially adversely affected.

     The sales and marketing agreement does not prohibit GE from marketing or manufacturing other focused ultrasound-based products that may compete with the ExAblate 2000. In addition, GE retained the right to use certain focused ultrasound-related patents which it assigned to InSightec at the time of its formation and InSightec has granted to GE a non-exclusive license to certain of our patents derived from technology and patent rights licensed to InSightec by GE. GE may use such patents to develop its own focused ultrasound based products without InSightec's consent. In the event that GE chooses to distribute or manufacture medical devices that may compete with the ExAblate 2000 or other products based on the Magnetic Resonance Guided Focused Ultrasound (MRgFUS) technology, InSightec's sales may be adversely affected.

IF INSIGHTEC IS UNABLE TO PROTECT ITS INTELLECTUAL PROPERTY RIGHTS, ITS COMPETITIVE POSITION COULD BE HARMED. THIRD-PARTY CLAIMS OF INFRINGEMENT COULD REQUIRE INSIGHTEC TO REDESIGN ITS PRODUCTS, SEEK LICENSES, OR ENGAGE IN FUTURE COSTLY INTELLECTUAL PROPERTY LITIGATION, WHICH COULD IMPACT INSIGHTEC'S FUTURE BUSINESS AND FINANCIAL PERFORMANCE.

     InSightec's success and ability to compete depend in large part upon its ability to protect its proprietary technology. InSightec relies on a combination of patent, copyright, trademark and trade secret laws, and on confidentiality and invention assignment agreements, in order to protect its intellectual property rights. A few of InSightec's patents were transferred to InSightec from GE at the time of its formation, and GE retains a non-exclusive license to make, use and sell products covered under these patents in the imaging field only without InSightec's permission. Prior to the transfer, GE had entered into cross-license agreements with respect to these patents with a number of companies, including some that may be potential competitors of InSightec. As a result of these cross license agreements, InSightec may not be able to enforce these patents against one or more of these companies.

     The process of seeking patent protection can be long and expensive, and there can be no assurance that InSightec's existing or future patent applications will result in patents being issued, or that InSightec's existing patents, or any patents which may be issued as a result of existing or future applications, will provide meaningful protection or commercial advantage to InSightec. Any issued patents may be challenged, invalidated or legally circumvented by third parties. InSightec cannot be certain that its patents will be upheld as valid, proven enforceable, or prevent the development of competitive products. Consequently, competitors could develop, manufacture and sell products that directly compete with InSightec's product, which could decrease its sales and diminish its ability to compete.

     Claims by competitors and other third parties that InSightec products allegedly infringe the patent rights of others could have a material adverse effect on InSightec's business. The medical device industry is characterized by frequent and substantial intellectual property litigation. Intellectual property litigation is complex and expensive, and the outcome of this type of litigation is difficult to predict. Any future litigation, regardless of outcome, could result in substantial expense and significant diversion of the efforts of InSightec's technical and management personnel. An adverse determination in any such proceeding could subject InSightec to significant liabilities or require InSightec to seek licenses from third parties or pay royalties that may be substantial.

RISKS RELATING TO OUR OTHER ACTIVITIES

OUR MANGO BUSINESS IS DEPENDENT ON A SINGLE FRANCHISE AND SUPPLIER WHICH COULD CAUSE DELAYS OR DISRUPTIONS IN THE DELIVERY OF OUR MANGO PRODUCTS, WHICH COULD HARM OUR BUSINESS AND RESULTS OF OPERATIONS.

     Mango, an apparel company which we acquired in May 2005, depends on its franchise with and supply of products from Punto Fa, S.L., a contemporary women's apparel company, and its international brand name MANGO-MNG(TM) (which supplier we refer to collectively herein as Mango International). If Mango International ends its relationship with Mango or enters into liquidation, Mango's business in Israel will be terminated. In addition, Mango relies on the supply of its products from Mango International and may face a shortage of inventory if there is a worldwide excess demand for Mango International's products. If either of these events occurs, our results of operations may be materially adversely affected.

A RISE IN WAGE LEVELS IN ISRAEL COULD ADVERSELY AFFECT MANGO'S FINANCIAL
RESULTS.

     Mango relies mainly on minimum wage employees. The Israeli government increased the applicable minimum wage effective as of July 2006. If wage levels generally, and particularly the minimum wage in Israel, increase, Mango's results of operations could be harmed.

THE APPAREL INDUSTRY IS SUBJECT TO CHANGES IN FASHION PREFERENCES. IF THE MANUFACTURER OF MANGO PRODUCTS MISJUDGES FASHION TRENDS, OR IF WE FAIL TO CHOOSE FROM THE MANGO INTERNATIONAL INVENTORY DESIGN PRODUCTS THAT APPEAL TO OUR CUSTOMERS, OUR SALES COULD DECLINE AND OUR RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED.

     Neither the manufacturer of Mango products nor Mango may be successful in anticipating and responding to fashion trends in the future. Customer tastes and fashion trends change rapidly. Our success depends in part on Mango International's ability to effectively anticipate and respond to changing fashion tastes and consumer demands and to translate market trends into appropriate, saleable product offerings far in advance. If Mango International is unable to successfully anticipate, identify or react to changing styles or trends and misjudges the market for its products or any new product lines, or if we fail to choose from the Mango International inventory design products that appeal to our customers' changing fashion preferences, Mango's sales will be lower and we may be faced with a significant amount of unsold finished goods inventory. As a result, we may be forced to increase our marketing promotions or price markdowns, which could have a material adverse effect on our business. Our Mango brand image may also suffer if customers believe merchandise misjudgments indicate that Mango no longer offers the latest fashions.

A CHANGE IN CUSTOMS RATES AND CUSTOM AND HARBOR STRIKES COULD ADVERSELY AFFECT MANGO'S FINANCIAL RESULTS.

     Mango is subject to Israeli customs since all of its products are imported. An increase in customs rates on Mango's products could adversely affect Mango's ability to compete against local manufacturers or with products from countries which enjoy more favorable customs rates in Israel. On the other hand, a reduction in customs rates may encourage entrance penetration of new competitors to the market. In addition, since most of Mango's products are imported, custom and harbor strikes and delays could adversely affect Mango's ability to meet customer demands and adversely affect Mango's financial results.

MANGO MAY BE UNABLE TO COMPETE FAVORABLY IN THE HIGHLY COMPETITIVE WOMEN'S APPAREL INDUSTRY, AND MANGO'S COMPETITORS MAY HAVE GREATER FINANCIAL, GEOGRAPHIC AND OTHER RESOURCES.

     The sale of fashionable women's apparel is highly competitive. Mango competes directly with a number of Israeli and international brands (such as Zara, Castro, Honigman, Renuar and Dan Casidi, some of which have longer operating histories and enjoy greater financial and marketing resources than Mango, for example, Mango's competitors may have the ability to obtain better geographic locations for their stores in commercial centers, with better traffic flow and access to customers, which would have a positive impact on their sales.

     Increased competition could result in pricing pressure, increased marketing expenditures or loss of market share to Mango and adversely affect Mango's revenues and profitability. There can be no assurance that Mango will be able to compete successfully against existing or new competitors.

MANGO HAS NO CONTROL OVER FLUCTUATIONS IN THE COST OF THE RAW MATERIALS IT USES AND A RISE IN COSTS COULD HARM MANGO'S PROFITABILITY.

     Mango buys its entire inventory from Mango International, which is responsible for the design and manufacturing of all of Mango's products. The prices of the inventory that Mango purchases from Mango International are dependent on the manufacturing costs of Mango International. Mango International's manufacturing costs are substantially dependent on the prices of raw materials and level of wages in the countries where its products are manufactured. Therefore, an increase in the manufacturing costs of Mango International will cause an increase in Mango's cost of goods sold and Mango may not be able to pass on the increased costs to its customers. Such increased costs would likely adversely affect Mango's profitability, operational results and its financial condition.

A DEVALUATION OF THE NIS AGAINST THE EURO COULD HARM MANGO'S PROFITABILITY.

     Mango buys its entire inventory from Mango International. The price of this inventory is denominated in Euros. Therefore, a devaluation of the NIS against the Euro will cause an increase in Mango's cost of goods sold expressed in NIS, and Mango may not be able to pass the increased costs to its customers. This would likely adversely affect Mango's profitability, operational results and its financial conditions.

OUR VENTURE CAPITAL INVESTMENTS ARE MADE IN DEVELOPMENT STAGE COMPANIES AND INVOLVE HIGH RISKS.

     Investments in biotechnology development stage companies involve high risks. These companies are subject to various risks generally encountered by new enterprises, including costly, delayed or protracted research and development programs, the need for acceptance of their products in the market place, and the need for additional financing which might not be available. We cannot be certain that the assessments we made at the time of investment in our venture capital investments, as to the quality of the concept or the prototype, will prove correct, or that there will be an adequate return on investment, if at all. If our assessment of the venture capital investments are incorrect, our results of operations may be adversely affected.

OUR VENTURE CAPITAL INVESTMENTS ARE SPECULATIVE IN NATURE AND WE MAY NEVER REALIZE ANY REVENUES OR PROFITS FROM THESE INVESTMENTS.

     We cannot be certain that our venture capital investments will result in revenues or profits. Economic, governmental, regulatory and industry factors outside our control affect our venture capital investments. If our venture capital investments will not successfully implement its business plan we will not be able to realize any profits from it. Our ability to realize profits from these investments will be dependent upon the management of these companies, the success of its research and development activities, the timing of the marketing of its products and numerous other factors beyond our control.

RISKS RELATING TO ISRAEL

SECURITY AND ECONOMIC CONDITIONS IN ISRAEL MAY AFFECT OUR OPERATIONS.

     We are incorporated under Israeli law and our principal offices are located in Israel. In addition, the Arena shopping and entertainment center is located in Herzliya, Israel as well as our operations in our other activities segments, such as Mango and other venture capital investments operating in Israel. Political, economic and security conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, various armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Israel signed a peace treaty with Egypt in 1979 and a peace treaty with Jordan in 1994. As of the date of this annual report, Israel has not entered into any peace agreement with Syria or Lebanon. Since 1993, several agreements have been signed between Israel and the Palestinians, but a final agreement has not been achieved. Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, characterized by terrorist attacks on civilian targets, suicide bombings and military incursions into areas under the control of the Palestinian Authority. These developments have adversely affected the peace process, placed the Israeli economy under significant stress, and have negatively influenced Israel's relationship with several Arab countries. In January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is expected to be a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole. In addition, some neighboring countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business. In addition, we could be adversely affected by the interruption or curtailment of trade between Israel and its trading partners, a significant increase in the rate of inflation, or a significant downturn in the economic or financial condition of Israel.

MANY OF OUR DIRECTORS, OFFICERS AND EMPLOYEES ARE OBLIGATED TO PERFORM ANNUAL MILITARY RESERVE DUTY IN ISRAEL. WE CANNOT ASSESS THE POTENTIAL IMPACT OF THESE OBLIGATIONS ON OUR BUSINESS.

     Our directors, officers and employees who are male adult citizens and permanent residents of Israel under the age of 45 are, unless exempt, obligated to perform annual military reserve duty and are subject to being called to active duty at any time under emergency circumstances. The deteriorating security situation in the Middle East has caused, and will continue to cause, a sharp increase in the army reserve obligations of our directors, officers and employees who are subject to such reserve duty obligations. Although we have operated effectively under these requirements in the past, including during recent hostilities with the Palestinians and the war in Iraq, we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect of any increase or reduction of these requirements on us.

AN INCOME TAX REFORM IN ISRAEL MAY ADVERSELY AFFECT US.

     Effective as of January 2003, the Israeli Parliament has enacted a wide-ranging reform of the Israeli income tax system. These tax reforms have resulted in significant changes to the Israeli tax system. The main effect of this new tax reform on us is that we might be subject to additional tax arising from profits from our foreign companies which would be defined as "Controlled Foreign Companies" (CFC) in accordance with the provisions of the law. See "Item
10. Additional Information - E. Taxation - Taxation in Israel - Tax Reform in Israel" below. This may have adverse tax consequences for us.

ISRAELI COURTS MIGHT NOT ENFORCE JUDGMENTS RENDERED OUTSIDE OF ISRAEL, WHICH MAY MAKE IT DIFFICULT TO COLLECT ON JUDGMENTS RENDERED AGAINST US.

     We are incorporated in Israel. Some of our directors and officers are not residents of the United States and some of their assets and our assets are located outside the United States. Service of process upon our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us, and our directors and executive officers may be difficult to obtain within the United States.

     We have been informed by our Israeli legal counsel, that there is doubt as to the enforceability of civil liabilities under U.S. securities laws in original actions instituted in Israel. However, subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that all of the following terms are met: (i) the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment; (ii) the judgment can longer be appealed;
(iii) the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and (iv) the judgment is executory in the state in which it was rendered or issued.

     Even if the above conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. An Israeli court will also not declare a foreign judgment enforceable in the occurrence of any of the following: (i) the judgment was obtained by fraud; (ii) there was no due process; (iii) the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel; (iv) the judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid; or (v) at the time the action was brought in the foreign court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

ANTI-TAKEOVER PROVISIONS COULD NEGATIVELY IMPACT OUR SHAREHOLDERS.

     The Israeli Companies Law of 1999 (the "Companies Law") provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of such acquisition the purchaser becomes a holder of 25% or more of the voting rights in the company. This rule does not apply if there already is another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer, if as a result of the acquisition the purchaser becomes a holder of more than 45% of the voting rights in the company. This rule does not apply if another party already holds more than 45% of the voting rights in the company.

     Furthermore, under the Companies Law, a person is not permitted to acquire shares of a public company or a class of shares of a public company, if following such acquisition such person holds 90% or more of the company's shares or class of shares, unless such person conducts a tender offer for all of the company's shares or class of shares (a "Full Tender Offer"). In the event that holders of less than 5% of the company's issued share capital or of the issued class of shares did not respond to the tender offer, then such offer will be accepted and all of the company's shares or class of shares with respect to which the offer was made will be transferred to the offeror, including all of the company's shares or class of shares held by such non-responsive shareholders that will be transferred to the offeror by way of a compulsory sale of shares. In the event that holders of 5% or more of the issued shares did not respond to the tender offer, the offeror may not purchase more than 90% of the shares or class of shares of such company.

     At the request of an offeree of a Full Tender Offer which was accepted, the court may determine that the consideration for the shares purchased under the tender offer, was lower than their fair value and compel the offeror to pay to the offerees the fair value of the shares. Such application to the court may be filed as a class action.

     The Companies Law provides that for as long as a shareholder in a publicly held company holds more than 90% of the company's shares or of a class of shares, such shareholder shall be precluded from purchasing any additional shares.

THE VIOLATION OF CERTAIN CONDITIONS UNDER THE ISRAELI TAX ORDINANCE AND/OR THE PRE-RULING ISSUED BY THE ISRAELI TAX AUTHORITIES IN CONNECTION WITH THE MERGER BY WAY OF EXCHANGE OF SHARES BETWEEN EMI AND ITS SUBSIDIARY, ELSCINT, MAY RESULT IN THE MERGER NOT BEING TREATED AS TAX EXEMPT BY THE ISRAELI TAX AUTHORITIES AND THE IMPOSITION OF CAPITAL GAINS TAX ON THE EXCHANGE OF SHARES.

     In November 2005, a merger between Elscint Limited ("Elscint"), our subsidiary, and EMI was consummated pursuant to which EMI purchased the entire outstanding share capital of Elscint not already owned by EMI and by or for the benefit of Elscint, in consideration for 0.53 ordinary shares of EMI for each 1 ordinary share of Elscint. If any requirement or condition of the merger under the Israeli Tax Ordinance [New Version] of 1961, the regulations promulgated thereunder or the pre-ruling issued by the Israeli tax authorities in connection with the merger is breached and/or is not met, the merger will not be treated as tax exempt for Israeli tax purposes. As part of the final pre-ruling issued by the Israeli tax authorities, EMI, Elscint and their controlling shareholders were subject to certain restrictions and conditions. In that event, the Israeli tax authorities may impose, in accordance with the Ordinance, Israeli capital gains tax on EMI and on the former Elscint shareholders in respect of the exchange of shares under the merger.

RISKS RELATING TO OPERATIONS IN EASTERN EUROPE

WE ARE SUBJECT TO VARIOUS RISKS RELATED TO OUR OPERATIONS IN EASTERN EUROPE, INCLUDING ECONOMIC AND POLITICAL INSTABILITY, POLITICAL AND CRIMINAL CORRUPTION.

     Many of the Eastern European countries in which we operate are countries that until the last decade were allied with the former Soviet Union under a communist economic system, and they are still subject to various risks. Certain Eastern European countries, in particular those countries that are not expected to join the European Union in the near future, are still economically and politically unstable and suffer from political and criminal corruption, lack of commercial experience, and unpredictability of the civil justice system. Certain Eastern European countries also continue to suffer from high unemployment, low wages and low literacy rates. These risks could be harmful to us and are very difficult to quantify or predict. Although many governments of the Eastern European countries have liberalized policies on international trade, foreign ownership and development, investment, and currency repatriation to increase both international trade and investment, such policies might change unexpectedly. We will be affected by the rules and regulations regarding foreign ownership of real and personal property. Such rules may change quickly and dramatically and thus may have an adverse impact on ownership and may result in a loss without recourse of our property or assets. Domestic and international laws and regulations, whether existing today or in the future, could adversely affect our ability to market and sell our products and could impair our profitability.

     Certain Eastern European countries may regulate or require governmental approval for the repatriation of investment income, capital or the proceeds of sales of securities by foreign investors. In addition, if there is deterioration in a country's balance of payments or for other reasons, a country may impose temporary restrictions on foreign capital remittances abroad. Any such restrictions may adversely affect our ability to repatriate investment loans or to remit dividends. Many emerging countries have experienced substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had and may continue to have negative effects on the economies and securities markets of certain emerging countries. In addition, in an attempt to control inflation, price controls at our hotels have been imposed at times in certain countries, which may affect our ability to increase our room rates.

ENVIRONMENTAL ISSUES ARE BECOMING OF INCREASING SIGNIFICANCE IN EASTERN EUROPE WHICH MAY RESULT IN DELAYS IN CONSTRUCTION AND INCREASED COSTS.

     There is increasing awareness of environmental issues in Eastern Europe. This may be of critical importance in areas previously occupied by the Soviet Army, where soil pollution may be prevalent. We generally insist upon receiving an environmental report as a condition for purchase, or alternatively, conduct environmental tests during our due diligence investigations. Also, some countries such as Poland and the Czech Republic require that a developer carry out an environmental report on the land before building permit applications are considered. Nevertheless, we cannot be certain that all sites acquired will be free of environmental pollution. If a property that we acquire turns out to be polluted, such a finding will adversely affect our ability to construct, develop and operate a shopping and entertainment center on such property, and may cause us to suffer expenses incurred in cleaning up the polluted site which may be significant. We have found sub-terranean oil storage tanks in our property in Rybnik, Poland, which caused a delay of eight months in the construction works of this center and an increase in construction costs.

WE ARE SUBJECT TO VARIOUS RISKS RELATED TO OUR OPERATIONS IN ROMANIA INCLUDING THE UNPREDICTABILITY OF THE CIVIL JUSTICE SYSTEM.

     Our Bucuresti Hotel is generally affected by risks of doing business in Romania. Any foreign company or litigant may encounter difficulty in prevailing in any dispute with, or enforcing any judgment against, the Romanian government or any officers or directors under the Romanian legal system. If our ownership rights in the company that owns the Bucuresti Hotel Complex are successfully challenged, this may affect our ability to obtain compensation for our original investment. We have faced several challenges to our acquisition under the privatization contract. In addition, the privatization process itself has been challenged as illegal. All of these claims have been dismissed (See "Item 3. Key Information - D. Risk Factors - Risks Relating to the Hotel Business" above and "Item 8. Financial Information - Legal Proceedings" below).

GENERAL

IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY FOR U.S. FEDERAL INCOME TAX PURPOSE, HOLDERS OF ORDINARY SHARES MAY SUFFER ADVERSE TAX CONSEQUENCES.

     Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the our assets are held for the production of, or produce, passive income, we will be characterized as a passive foreign investment company ("PFIC"), for U.S. federal income tax purposes. A determination that we are a PFIC could cause our U.S. shareholders to suffer adverse tax consequences, including having gains realized on the sale of our shares taxed at ordinary income rates, rather than capital gains rates and could have an adverse effect on the price and marketability of our shares. See "Item
10. Additional Information - E. Taxation- Tax consequences if we are a Passive Foreign Investment Company" below.

WE ARE SUBJECT TO VARIOUS LEGAL PROCEEDINGS THAT MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS.

     Certain legal proceedings have been initiated against us, including litigation in connection with the change of control of EMI and our subsidiary Elscint Ltd. in May 1999 and the acquisition of the hotel businesses by Elscint in September 1999, including motions to certify such claims as class actions. See also "Item 8. Financial Information - Legal Proceedings" below. A claim has also been made by an individual that a percentage of EMI and certain of our subsidiaries belongs to him. We cannot estimate the results of these proceedings. A determination against us in some or all of these proceedings may materially adversely affect our results of operations.

WE HAVE SIGNIFICANT CAPITAL NEEDS AND ADDITIONAL FINANCING MAY NOT BE AVAILABLE.

     The sectors in which we compete are capital intensive. We require substantial up-front expenditures for land acquisition, development and construction costs as well as certain investments in research and development. In addition, following construction capital expenditures are necessary to maintain the centers in good condition. As part of our growth strategy, we intend to acquire, renovate and redevelop additional hotels and to develop new hotels. In addition, in order for our hotels to remain competitive, they must be maintained and refurbished on an ongoing basis. Accordingly, we require substantial amounts of cash and construction financing from banks for our operations and require financing for the development, renovation and maintenance of our hotels. We cannot be certain that such external financing would be available on favorable terms or on a timely basis or at all. In addition, construction loan agreements generally permit the draw down of the loan funds against the achievement of pre-determined construction and space leasing milestones. If we fail to achieve these milestones, the availability of the loan funds may be delayed, thereby causing a further delay in the construction schedule. If we are not successful in obtaining financing to fund our planned projects and other expenditures, our ability to undertake additional development projects may be limited and our future profits and results of operations could be materially adversely affected. Our inability to obtain financing may affect our ability to construct or acquire additional centers and hotels, and we may experience delays in planned renovation or maintenance of our hotels that could have a material adverse affect on our results of operations.

OUR HIGH LEVERAGE COULD ADVERSELY AFFECT OUR ABILITY TO OPERATE OUR BUSINESS.

     We are highly leveraged and have significant debt service obligations. As of December 31, 2005, we had total debts to banks and other financial institutions in the aggregate amount of NIS 2,258 million (approximately $491 million). In addition, we and our subsidiaries may incur additional debt from time to time to finance acquisitions or capital expenditures or for other purposes. We will have substantial debt service obligations, consisting of required cash payments of principal and interest, for the foreseeable future.

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

     We cannot guarantee that we will be able to generate enough cash flow from operations or that we will be able to obtain enough capital to service our debt or fund our planned capital expenditures. In addition, we may need to refinance some or all of our indebtedness on or before maturity. We cannot guarantee that we will be able to refinance our indebtedness on commercially reasonable terms or at all. We have the ability under our debt instruments to incur substantial additional indebtedness and any additional indebtedness we incur could exacerbate the risks described above.

RESULTS OF OPERATIONS FOR US FLUCTUATE DUE TO THE SEASONALITY OF OUR VARIOUS BUSINESSES.

     The annual revenues and earnings of our shopping and entertainment centers business, hotels business and Mango, are substantially dependent upon general business activity, vacation and holiday seasons and the influence of weather conditions. As a result, changes in any of the above have a disproportionate effect on the annual results of operations of our shopping and entertainment centers, hotels and Mango businesses.

ONE OF OUR SHAREHOLDERS BENEFICIALLY OWNS A SUBSTANTIAL AMOUNT OF OUR ORDINARY SHARES AND, THEREFORE, EFFECTIVELY CONTROLS OUR AFFAIRS.

     As of May 31, 2006, Mordechay Zisser, the Executive Chairman of our board of directors, held, directly or indirectly, approximately 48.73% of our issued share capital. As a result of such holdings he has the ability, in effect, to elect the members of our board of directors and to effectively control our business.

A LOSS OF THE SERVICES OF MEMBERS OF THE SENIOR MANAGEMENT OF EMI, INCLUDING IN PARTICULAR THAT OF MR. MORDECHAY ZISSER, COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS

     We depend on the continued services of the members of our senior management team, including in particular that of Mr. Mordechay Zisser, our Executive Chairman of the board of directors. Any loss of the services of Mr. Mordechay Zisser or other member of our senior management team could result in the loss of expertise necessary for us to succeed, which could cause our revenues to decline and impair our ability to meet our objectives.

OUR ANNUAL AND QUARTERLY RESULTS MAY VARY WHICH MAY CAUSE THE MARKET PRICE OF OUR ORDINARY SHARES TO DECLINE.

     We have experienced at times in the past, and may in the future experience, significant fluctuations in our quarterly and annual operating results which may cause the market price of our ordinary shares to decline. These fluctuations may be caused by various factors, particularly due to significant sales of our properties and the frequency of such transactions. During 2005, we changed our business strategy to the entrepreneurship and development of shopping and entertainment centers supported by short term management and operation activities with the principal objective of founding and stabilizing the centers in order to sell them during their construction or as closely as possible to their completion. Our decision to sell properties is based on various factors, including market conditions, and we cannot predict when such sales will actually occur. Accordingly, investors should not rely on the results of any past periods as an indication of our future performance. It is likely that in some future periods, our operating results may be below expectations of public market analysts or investors. If this occurs, our share price may drop.

ITEM 4. INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

     Elbit Medical Imaging Ltd. was incorporated in 1996. EMI is a company incorporated under the laws of the State of Israel and is subject to the Israeli Companies Law 1999 - 5759 and the Israeli Securities Law 1968 - 5728 and any regulations published under these laws. Our shares are listed on the NASDAQ National Market (ticker symbol: EMITF) and on the Tel Aviv Stock Exchange. Our executive offices are located at 13 Mozes Street, Tel-Aviv 67442, Israel. You may reach us by telephone at (972-3) 608-6010 or by fax at (972-3) 695-3080. Our U.S. agent is CSC Corporation Service Company 2711 Centerville Road, Suite 400 Wilmington, DE 19808.

     The following is a summary of the principal fields of our businesses during 2005:

     - Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel and in Central and Eastern Europe.

     - Hotels ownership, primarily in major European cities, as well as operation, management and sale of same.

     -    Long-term lease of real estate property.

     - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through InSightec.

     - Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango, and venture-capital investments.

     In December 2005 we sold all of our holdings in the company holding one of our hotels in London (referred to in clause (iii) above) which is subject to a long term lease agreement.

     The following are the highlights of our main business activities and investments during 2005 and through the date of this filing by order of occurrence:

-    PRIVATE ISSUANCE OF UNSECURED NON-CONVERTIBLE DEBENTURES

     Between February and June 2006 we have issued two series of unsecured non-convertible debentures to investors in Israel in the aggregate principal amount of approximately NIS 527 million (approximately $114 million). For additional information on the terms of this private issuance, including certain undertaking we have taken towards our investors. See "Item 5. Operating and Financial Review and Prospects - B. - Liquidity and Capital Resources - Liquidity" below.

- APPROVAL OF THE TOWN PLAN ("KSZT") OF THE DREAM ISLAND PROJECT ON THE OBUDA ISLAND IN THE DANUBE RIVER AND SIGNING OF A FRAMEWORK CITY REGULATION AGREEMENT WITH THE BUDAPEST CAPITAL 3RD DISTRICT AND BUDAPEST CAPITAL MUNICIPALITY

     On May 25, 2006, a Framework City Regulation Agreement was signed with the Budapest Capital 3rd district and the Budapest Capital Municipality for the development and infrastructure of the Dream Island project in the Danube River, Budapest, in accordance with the city regulation plans and in the KSZT. Formal regulatory approvals of the KSZT modification contained in the Budapest General Assembly resolution are currently pending. The proposed plan of the Dream Island project is to construct on approximately 3.2 million square feet of land located on the Obuda Island in the Danube River, a tourist and entertainment area in central Budapest which includes designations for offices, commercial space, tourism, entertainment and leisure and hotels. See "- B. Business Overview - Shopping and Entertainment Centers - Other Real Estate Properties" below.

-    REFINANCING OF THREE HOTELS IN THE UNITED KINGDOM

     On March 2, 2006, we (through our three jointly-controlled subsidiary companies) refinanced our three hotels in London (the Riverbank Park Plaza Hotel, the Victoria Park Plaza Hotel and the Sherlock Holmes Park Plaza Hotel) for a non-recourse refinancing loan in the amount of L195 million (in which our share amounted to approximately L97.5 million (approximately $168 million)). See "Item 5. Operating and Financial Results and Prospects. - B. Liquidity and Capital Resources - Loans" below.

-    DIVIDEND DECLARED AND PAID

     On December 22, 2005, we declared a dividend in an aggregate amount of approximately NIS 130 million (approximately $28.2 million). The dividend was paid on January 17, 2006 to shareholders of record as of January 4, 2006.

-    SALE OF ONE OF OUR HOTELS IN LONDON

     In December 2005, we, together with the remaining holders of Shaw Hotel Holding B.V, sold all of our holdings (in which we were a 30% shareholder) in Shaw Hotel Holding B.V., the owner of one of our hotels in London, to an unrelated third party at an asset value of L74.8 million (approximately $129 million). The net consideration received by us (after deduction of bank loans and other working capital items) was approximately L4 million (approximately $6.9 million). The hotel is located in London, the United Kingdom, and is subject to a long-term lease agreement executed in 2003 for a period of 25 years. See "- B. Business Overview - Long Term Lease of Real Estate Property" below.

-    PURCHASE OF A LAND IN KEREPESI STREET IN BUDAPEST, HUNGARY

     In November 2005, we (through our subsidiary) purchased a large area of land measuring approximately 1.32 million square feet situated on Kerepesi Street in central Budapest, the former site of the Hypodrome. . The acquisition was carried out by the purchase of the entire equity rights of four companies holding all the freehold ownership and usage rights to the site. The purchase price of the entire equity rights represents a site value of approximately E21 million (approximately $24 million), out of which E3.9 million is the quota (similar to shares) purchase price and the remaining are assumed liabilities.

-    CONSUMMATION OF A MERGER BY WAY OF EXCHANGE OF SHARES WITH ELSCINT

     On August 21, 2005, EMI and Elscint signed an Agreement and Plan of Merger pursuant to which each ordinary share of Elscint (other than Elscint ordinary shares held by EMI and by or for the benefit of Elscint) was converted into 0.53 ordinary share of EMI. The merger was completed on November 23, 2005 and as of such date, Elscint ordinary shares have ceased to trade on the New York Stock Exchange and Elscint became a wholly-owned subsidiary of EMI. See "Item 10. Additional Information - Material Contracts - General" below.

- SALE OF FOUR OPERATIONAL SHOPPING AND ENTERTAINMENT CENTERS IN POLAND AND ENTERING INTO AGREEMENTS FOR THE SALE OF ADDITIONAL FOUR CENTERS UNDER DEVELOPMENT IN POLAND AND THE CZECH REPUBLIC

     In July 2005, our indirect wholly-owned subsidiary, Plaza Centers (Europe) B.V. ("PC") sold to the Klepierre Group of France ("Klepierre"), one of the leading owners and operators of shopping centers in Europe, four operational shopping and entertainment centers in Poland as well as PC's management company in Poland at an aggregate asset value of approximately E204 million (approximately $241 million). The aggregate net consideration was approximately E73.8 million (approximately $88.7 million) which is subject to post closing adjustments. In addition, Klepierre has also undertaken, subject to the fulfillment of certain conditions, to acquire four additional shopping and entertainment centers in Poland and in the Czech Republic which are currently under construction, at a price calculated on the basis of the gross rentals on the date of delivery, capitalized at agreed yields. Klepierre was also awarded an option to acquire an additional shopping center presently under development in Poland, upon the fulfillment of certain conditions. For additional information regarding the agreement including its material terms, see "Item 10. Additional Information - C. Material Contracts - Shopping and Entertainment Centers" below.

-    ACQUISITION OF MANGO

     In May 2005, Elscint completed the acquisition of the entire equity and voting rights of Mango Israel Clothing and Footwear Ltd. ("Mango"), the Israeli distributor and retailer of the international retail brand name MANGO-MNG(TM) in consideration for approximately E2.6 million ($3.1 million) and additional consideration paid for inventories and other working capital items. Concurrently with the above agreement, Mango executed a distribution agreement with the owners of the MANGO-MNG(TM) brand name for a 10-year period.

-    SALE OF FOUR OPERATIONAL SHOPPING AND ENTERTAINMENT CENTERS IN HUNGARY

     On April 21, 2005, PC sold four shopping centers in Hungary to a subsidiary of the Dawnay Day Group ("Dawnay Day"), a leading financial and property group in the United Kingdom, at an aggregate asset value of approximately E54.4 million (approximately $64.3 million) determined as of the closing date. The aggregate net consideration (after deduction of bank loans and other working capital items) was approximately E17.2 million (approximately $20.7 million). See "Item 10. Additional Information - Material Contracts - Shopping and Entertainment Centers" below.

-    DIVIDEND DECLARED AND PAID

     On February 7, 2005, we declared a dividend in an aggregate amount of $37 million. The dividend was paid on March 17, 2005 to shareholders of record as of March 2, 2005.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

     The following is a description of our capital expenditures and divestitures during the years 2003, 2004 and 2005 and capital expenditures and divestitures in progress (our share in each expenditure and divestment is 100% unless otherwise indicated):

FISCAL YEAR 2003

     THE SHOPPING AND ENTERTAINMENT CENTERS BUSINESS

     -    Continuing investments in shopping and entertainment centers projects
          - Throughout 2003, we continued the construction of shopping and entertainment centers (mainly in the "Arena" center Herzliya and Poznan project) for a total investment of approximately $62.7 million. We financed the construction of the centers through long term bank facilities and shareholder loans provided to the subsidiary.

     THE HOTEL BUSINESS

     - Riverbank Park Plaza Hotel - The total additional amount invested by our jointly controlled subsidiary in the Riverbank Park Plaza Hotel during 2003 was L22.6 million of which our share is 50%. These amounts were expended principally on construction. We financed the construction of the hotel through long term bank facilities and our available funds.

     - Aquatopia project - The total cost of the construction of the Aquatopia within the Astrid Park Plaza Hotel facility was approximately E12.5 million. During 2003 our subsidiary invested E11.1 million in this project. Elscint financed these costs mainly through shareholder loans.

     - Centerville Apartment Hotel - The total amount invested by our subsidiary in the renovation of the Centreville Apartment Hotel in the Bucuresti complex during 2003 was E3.1 million.

FISCAL YEAR 2004

     - Klepierre transaction - Acquisition from PC by Klepierre of 12 shopping and entertainment malls owned and operated by PC in Hungary. The net consideration received by PC amounted to E94.1 million. See
          Item 10. Additional Information - Material Contracts - Shopping and Entertainment Center" below. Such investments were financed mainly by bank loans and shareholder loans.

     -    Continuing investments in shopping and entertainment centers projects
          - During 2004, we were in the process of constructing, through subsidiaries, ten shopping and entertainment centers (Poznan, Rybnik, Sosnoweic, Bestes, Pilsen, Lublin, Riga, Lodz, Helios and Arena) as well as an extension to another center (Duna extension). The total additional amount invested in these projects was approximately $36 million. These amounts were expended principally on construction. We financed the construction of the centers through long term bank facilities and shareholder loans provided to the subsidiary.

     THE HOTEL BUSINESS

     - Riverbank Park Plaza Hotel - The total additional amount invested by our jointly controlled subsidiary in this project during 2004 was L34 million of which our share is 50%. These amounts were expended principally on construction. We financed the construction of the hotel through long term bank facilities and shareholder loans provided to the subsidiary.

     - Apartment Hotel Bucuresti Complex (Centerville)-The total amount invested by our subsidiary in the renovation of the hotel apartment in the Bucuresti complex during 2004 was E2 million. We financed these costs through short-term facility and available free cash flow from the operations of the Centreville apartment hotel.

     THE IMAGE GUIDED TREATMENT BUSINESS

     In 2004, InSightec signed an agreement for an internal round of financing totaling $21 million from its existing shareholders in which our share totaled $7.5 million. The convertible notes may be converted in whole or in part at any time into ordinary shares of InSightec at a conversion rate of $7.30 per share.

FISCAL YEAR 2005

     THE SHOPPING AND ENTERTAINMENT CENTERS BUSINESS

     - Klepierre transaction - In July 2005 PC sold to Klepierre a portfolio that includes our four operational shopping and entertainment centers in Poland. The net consideration received by PC for the sale of these centers amount to E73.8 million ($87.1 million). In addition, PC and Klepierre have entered into an agreement for the future sale of an additional four centers under development in Poland and the Czech Republic. Klepierre also has an option to acquire a fifth shopping center under development in Poland, subject to the attainment of certain conditions.

     - Dawnay Day Transaction -In April 2005, PC sold four shopping and entertainment centers in Hungary to the Dawnay Day Group ("Dawnay Day"), in the aggregate net consideration (after deduction of bank loans and other working capital items) of approximately E17.2 million ($20.7 million).

     -    Continuing investments in shopping and entertainment centers projects
          - During 2005, we were in the process of constructing, through subsidiaries, ten shopping and entertainment centers (Poznan, Rybnik, Sosnoweic, Bestes, Pilsen, Lublin, Riga, Lodz Kerepesi and Helios). The total additional amount invested in these projects was approximately $63 million. These amounts were expended principally on construction. We financed the construction of the centers through long term bank facilities and shareholder loans provided to the subsidiary.

     - Kerepesi Budapest project - In November 2005, we purchased a large area of land situated on Kerepesi Street in central Budapest, the former site of the Hypodrome. The purchase price of the entire equity rights represents a site value of E21 million (approximately $24 million), out of which E3.9 million is the quota purchase price and the remaining are assumed liabilities.

     - Acquisition of the Remaining 50% of Sadyba Best-Mall - In May 2005 PC completed the acquisition of the 50% not owned by it in the Sadyba commercial and entertainment center in Warsaw, Poland, for a purchase price of approximately $19.5 million.

     THE HOTEL BUSINESS

     - Sale of Shaw hotel - In December 2005, we sold all of our holdings (in which we were a 30% shareholder) in Shaw Hotel Holding B.V., the owner of one of our hotels in London, to an unrelated third party for a net consideration of L4.0 million ($6.9 million).

     - Construction and renovation of the Centerville apartment hotels - The total amount invested in this project during 2005 was E7.0 million ($8.3 million). Such investments are in connection with the renovation of an additional 60 apartments as well as other facilities in the hotel. We financed this project through a bank facility and cash resulted from operational activities.

     - Riverbank hotel - The total amount invested by our subsidiary in this project was L18.6 million ($32.4 million) in which our share is 50%. We financed this project through a bank loan and shareholder loans to the subsidiary.

     - Aquotopia project - During 2005 we invested an amount of E3.0 million ($3.5 million) in the refurbishment of the Aquotopia project within the Astrid Plaza facility. We financed this project through shareholder loans to the subsidiary.

     OTHER ACTIVITIES

     In May 2005, we completed the acquisition of the entire equity and voting rights of Mango in consideration for approximately E2.6 million ($3.1 million) as well as working capital adjustments.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES CURRENTLY IN PROGRESS

     Currently, we are either in the process of making or are planning to make additional capital expenditures, as follows:

     SHOPPING AND ENTERTAINMENT CENTERS BUSINESS

     - The additional estimated costs expected to be invested in our projects which are currently under construction (Rybnik, Sosnoweic, Pilsen, Lublin, Riga, Lodz, Kerepesi and Helios) is E353 million. We expect to finance these projects by long term bank loans and shareholder loans. We expect to complete the construction of these projects in 2007 - 2009.

     - Dream Island project - In May 2006, the Budapest General Assembly approved the amendment to the local town-planning scheme (KSZT), which approves the construction plans for this site. Formal regulatory approvals of the KSZT modification contained in the Budapest General Assembly resolution are currently pending. We plan to commence the construction of this Project in 2007 and we expect to complete it within six years. The total estimated costs expected to be invested in this project is E1,100 million.

     HOTEL BUSINESS

     Bucuresti Hotel Complex, Bucharest, Romania - In January 2006 we commenced the renovation of the Bucuresti Hotel in order to enable compliance with the international standards required for a four star business hotel. The additional estimated costs expected to be invested in this project is E33 million. We expect to complete the construction of this project in late 2007. Such investment will be financed by bank loans.

B.   BUSINESS OVERVIEW

     During 2005, our activities were divided into five principal fields: (i) initiation, construction, operation, management and sale of shopping and entertainment centers in Israel and in Central and Eastern Europe; (ii) ownership, operation, management, and sale of hotels in major European cities;
(iii) long term lease of real estate property, (iv) investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through InSightec Ltd. ("InSightec");
(v) other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd.; and venture-capital investments. In December 2005, we sold all of our holdings in the company holding one of our hotels in London, which was the subject of the long term lease agreement referred to in clause (iii) above.

     Below is a description of our five principal fields of activity since 2005:

SHOPPING AND ENTERTAINMENT CENTERS

     The shopping and entertainment centers business includes our operational shopping and entertainment centers and other shopping and entertainment centers which are currently under construction and/or development. In addition, this business includes the Dream Island project, a tourist and entertainment area in central Budapest which includes designations for commercial space, tourism, entertainment and leisure hotels and apartments hotel, which is currently in preliminary stages of development as well as other income producing real estate properties and other properties.

     SHOPPING AND ENTERTAINMENT CENTERS - GENERAL

     We presently have one operating shopping and entertainment center in the Czech Republic (which is expected to be sold to Klepierre effective as of June 30, 2006, see "- material transactions in the shopping and entertainment centers" below), one in Israel and seven other projects in various stages of planning and development in Poland, Hungary, the Czech Republic and Latvia. The operations of each of our shopping and entertainment center projects are conducted through a special purpose project corporation.

     Generally, approximately 75% of the total constructed area of each shopping and entertainment center is set aside to be leased. The focus of our centers is on two principal elements: shopping and entertainment. The anchor tenants form the core of these elements, around which the smaller businesses and activities are introduced, and provide a wide range and choice of activities to patrons. The entertainment facilities generally include a cinema complex of between 8-12 screens, a video and gaming arcade, bowling alleys, billiard halls, fitness centers, bars, discotheques, children's playgrounds and, in some projects, an IMAX three-dimensional cinema screen. The food court consists of a range of restaurants, offering a variety of culinary opportunities from fast food to gourmet foods. Unless otherwise indicated in the tables below, we own 100% of each identified center.

     The commercial activities focus on supermarket and department store anchor tenants, and are carefully monitored to allow an optimal mix of stores and services to cater for all requirements and to offer the maximum range of commodities to patrons.

     Our shopping and entertainment centers business currently consists of the following projects:

     Operational Centers

                                                  APPROXIMATE
                                     APPROXIMATE  CONSTRUCTED    APPROXIMATE     APPROXIMATE
  NAME OF   COMMENCEMENT              LAND AREA       AREA        LEASEABLE     OCCUPANCY AT  PARKING
  CENTER    OF OPERATION    TITLE      (SQ.FT.)     (SQ.FT.)    AREA (SQ. FT.)    03/31/06     SPACES   ENCUMBRANCES   MISCELLANEOUS
  -------   ------------  ---------  -----------  -----------  ---------------  ------------  -------  -------------  --------------
NOVO PLAZA  March 2006    Freehold     355,500      591,800    Retail: 243,000  Retail: 92%      900   First ranking  Sub lease
Prague,                                                        Offices &        Office &               mortgage on    rights for 25
Czech                     Leasehold     86,080                 Storage: 35,000  Storage: 40%           the land and   years until
Rep (1)                                                                                                on the         2024 with an
                                                                                                       center. Two    option to
                                                                                                       second         extend the
                                                                                                       ranking        lease for
                                                                                                       mortgages are  additional 25
                                                                                                       currently      years which
                                                                                                       being carried  expires in
                                                                                                       out on the     2049.
                                                                                                       land and on a
                                                                                                       new building
                                                                                                       that is being
                                                                                                       constructed.

ARENA       June 2003     Leasehold    269,000      830,000    Retail: 274,000  Retail: 95%    1,250   First ranking  Capitalized
Herzliya,                                                      Offices &        Offices &              mortgage on    lease rights
Israel                                                         Storage: 45,000  Storage: 56%           the land and   for 49 years
                                                                                                       on the         until 2037
                                                                                                       center.        with an option
                                                                                                                      to extend the
                                                                                                                      lease for
                                                                                                                      additional 49
                                                                                                                      years which
                                                                                                                      expires in
                                                                                                                      2086. Lease
                                                                                                                      may be
                                                                                                                      terminated if
                                                                                                                      Arena does not
                                                                                                                      meet the terms
                                                                                                                      of the lease.

(1) This center is the subject of a sale agreement with Klepierre. Delivery is expected on June 30, 2006. See below.

     Centers under Development

                                                      LEASEABLE
                                         APPROXIMATE     AREA     PARKING
                  SCHEDULED               LAND AREA    (SQ.FT.)   SPACES
NAME OF PROJECT    OPENING     TITLE      (SQ.FT.)       (1)        (1)      ENCUMBRANCES      PERMITS          MISCELLANEOUS
---------------  ----------  ---------  ------------  ---------  --------  ---------------  ------------   -----------------------
LUBLIN PLAZA        2007     Perpetual     182,812     277,000      690    First ranking    All required   The property is subject
Lublin, Poland               Usufruct                                      mortgage on      permits were   to a joint venture
(2)(3)                                                                     the building.    issued with    agreement, see below.
                                                                                            respect to
                                                                           Certain          the first      Perpetual usufruct for
                                                                           easements were   stage          99 years until 2097.
                                                                           granted to       (congress      The perpetual usufruct
                                                                           owners of        and            may be terminated if
                                                                           adjacent         commercial     the use of the land
                                                                           plots.           areas).        does not correspond to
                                                                                            No permits     the approved usage, or
                                                                                            were issued    in the occurrence of
                                                                                            with respect   unauthorized delays. We
                                                                                            to the         undertook to complete
                                                                                            second stage   the first stage of the
                                                                                            (hotel and     project by August 31,
                                                                                            office         2006 and to commence
                                                                                            building).     the second stage by
                                                                                            We are         September 30, 2009 and
                                                                                            currently      ending it by the end of
                                                                                            not            2011. Failure to meet
                                                                                            considering    these dates requires
                                                                                            the            the payment of a
                                                                                            development    penalty in the amount
                                                                                            of the         of $0.8 million. If the
                                                                                            second         perpetual usufruct is
                                                                                            stage.         terminated, we will be
                                                                                                           entitled to
                                                                                                           reimbursement of our
                                                                                                           investment in the
                                                                                                           construction of the
                                                                                                           complex until the date
                                                                                                           of termination.
                                                                                                           We have the right to
                                                                                                           acquire the land upon
                                                                                                           completion of
                                                                                                           construction in
                                                                                                           consideration for up to
                                                                                                           approximately $2.6
                                                                                                           million. If we choose
                                                                                                           not to conduct the
                                                                                                           second stage of the
                                                                                                           transaction we are
                                                                                                           required to pay a
                                                                                                           penalty of
                                                                                                           approximately PLN 2.5
                                                                                                           million (approximately
                                                                                                           $0.8 million)

RYBNIK PLAZA        2007     Freehold      198,823     195,000      470    First ranking    All required
Rybnik, Poland                                                             mortgage on the  permits were
(4)                                                                        land.            issued.

SOSNOWIEC PLAZA     2007     Freehold      127,600     139,000      400           --        All required   Perpetual usufruct
Sosnowiec,                                                                                  permits were   right until December
Poland (4)                   Perpetual     16,170                                           issued.        17, 2092. The perpetual
                             Usufruct                                                                      usufruct may be
                                                                                                           terminated before the
                                                                                                           lapse of the specified
                                                                                                           time if the pereptual
                                                                                                           usufructee uses the
                                                                                                           land in a manner
                                                                                                           self-evidently
                                                                                                           inconsistent with its
                                                                                                           designation in the
                                                                                                           agreement, in
                                                                                                           particular if he has
                                                                                                           not erected the
                                                                                                           buildings or facilities
                                                                                                           specified in the
                                                                                                           agreement. If the
                                                                                                           perpetual usufruct is
                                                                                                           terminated, we will be
                                                                                                           entitled to claim the
                                                                                                           reimbursement of our
                                                                                                           investment in the
                                                                                                           construction of the
                                                                                                           complex.

PILZEN PLAZA        2007     Leasehold    370,600 +    220,000      600           --        Building       Leasehold rights for 99
Pilzen, Czech                           561,000 as a                                        permits        years (and 97 years for
Republic (4)                                park                                            pending.       a land area of
                                                                                                           approximately 89,523
                                                                                                           square leased for the
                                                                                                           construction of a
                                                                                                           parking building) until
                                                                                                           2102.

                                                      LEASEABLE
                                         APPROXIMATE     AREA     PARKING
                  SCHEDULED               LAND AREA    (SQ.FT.)   SPACES
NAME OF PROJECT    OPENING     TITLE      (SQ.FT.)       (1)        (1)      ENCUMBRANCES      PERMITS          MISCELLANEOUS
---------------  ----------  ---------  ------------  ---------  --------  ---------------  ------------   -----------------------
RIGA PLAZA          2007     Freehold      856,000     479,000     1,500   Undertaking to   City           The property is subject
Riga, Latvia                                                               encumber the     approval for   to a joint venture
(2)                                                                        land upon        the plans      agreement, see below.
                                                                           drawdown from    was received
                                                                           the facility     in May 2006.
                                                                           agreement.

LODZ PLAZA        Not yet    Freehold      44,589           --        --   First ranking    Demolition     Perpetual usufruct
Lodz, Poland     determined                                                mortgage on      permits were   right until December 5,
(4)                          Perpetual     311,964                         land.            issued.        2089.
                             Usufruct
                                                                                                           Tenancy for 30 years
                             tenancy        2,636                                                          until August 29, 2031,
                                                                                                           with two options to
                                                                                                           extend for additional
                                                                                                           30 years which expires
                                                                                                           in 2061 and for 20
                                                                                                           years which expires in
                                                                                                           2081.

                                                                                                           This project is in the
                                                                                                           preliminary planning
                                                                                                           and development stage
                                                                                                           as a shopping center
                                                                                                           integrated with a
                                                                                                           public market. Due to
                                                                                                           strong competition, we
                                                                                                           are currently assessing
                                                                                                           the scope and nature of
                                                                                                           this project.

ARENA PLAZA         2007     Freehold   1.32 million   713,000     2,600   First ranking    All required
(KEREPESI)                                                                 mortgage on the  permits were
Budapest,                                                                  land             issued.
Hungary

(2) Details provided in these items are presented according to the plans and designs of each respective center and may subsequently differ.

(3)  PC has 50% interest in this project.

(4) This center is the subject of a purchase option awarded to Klepierre, see below.

(5)  This center is the subject of a sale agreement with Klepierre, see below.

     The expected future costs for the completion of each of the above shopping and entertainment centers are detailed in "Item 4. Information on the Company -
A. Business and Development of the Company - Recent Developments - Principal Capital Expenditures and Divestitures" above.

     Set forth below is additional information with respect to our ownership of certain of the above real estate properties:

     LUBLIN PLAZA

     In May 2002, PC entered into a joint venture agreement with an unrelated third party for the purchase of 50% of the ownership of Movement Poland S.A. ("MPSA"), a company registered in Lublin, Poland, for a consideration of approximately $1.5 million.

     Under the joint venture agreement each party was granted a right of first offer and a tag along right in the event the other party wishes to sell its rights in MPSA. The agreement further provides for a buy-out mechanism in the event of certain deadlocks. Financing of the project is to be made by both parties in equal share, except for an initial $4 million investment to be provided by PC. PC and the other party are currently in dispute regarding the shareholders loan required to be invested by the other party. The other party alleges that the increase in the project budget in comparison with the original one was caused by the acts or omissions of PC and, accordingly, that PC alone should bear all additional equity loans. PC disputes this allegation and has demanded the fulfillment of the agreement in accordance with its terms. PC decided, without waiving its right towards the other party, to provide MPSA with an additional financing by way of equity loans. Through December 31, 2005, PC invested indirectly in MPSA a total amount of approximately $10.5 million.

     RIGA PLAZA

     In February 2004, PC and Development Capital Corporation (Lativa) ("DCC") entered into a joint venture agreement pursuant to which PC purchased from DCC in consideration for approximately $2.7 million, 50% of the outstanding share capital of SIA Diskna ("SIA"), a Latvian corporation wholly owned by DCC. The agreement provides for a buy-out mechanism in the event of certain deadlocks. In addition, the joint venture agreement provides for certain limitations on the sale of each party's holdings in SIA, including a right of first offer and a tag along right to all of each party's shares. Future financing of the project will be provided by the parties as shareholder loans. In the event of failure by any party to provide such shareholder loans, the other party may elect to provide SIA with such shareholder loans at an increased interest rate or to invest the required amounts, while diluting the defaulting party's holdings in SIA.

     Material Transactions in the Shopping and Entertainment Centers business during 2005

     In April 2005, PC sold its entire equity and voting rights in the companies owning four shopping and entertainment centers in Hungary (Pecs Plaza, Szombathely Plaza, Veszprem Plaza and Sopron Plaza) to a subsidiary of Dawnay Day. The aggregate net cash consideration paid to PC totaled approximately E17.2 million (approximately $20.7 million).

     During July 2005, PC entered into definitive agreements with Klepierre which consisted of a two-stage transaction. Within the framework of first stage of the transaction, consummated on July 29, 2005, Klepierre acquired the entire equity and voting rights in the companies owning four operational shopping centers in Poland (Sadyba Best Center, Krakow Plaza, Ruda Slaska Plaza and Poznan Plaza) as well as the management company in Poland. The aggregate net consideration paid for the purchase of the above companies was approximately E73.8 million (approximately $88.7 million) which is subject to post closing adjustments. Under the second stage of the transaction, Klepierre has undertaken to acquire the entire equity and voting rights in the companies presently developing two shopping centers in Poland (Rybnik Plaza and Sosnowiec Plaza) and two companies developing shopping centers in the Czech Republic (Novo Plaza and Pilsen Plaza). Upon the completion and delivery of the shopping centers, Klepierre will pay a purchase price calculated on the basis of the gross rentals on the date of delivery, capitalized at agreed yields. In addition, PC granted to Klepierre an option to acquire an additional shopping center presently under development in Poland (Lublin Plaza), upon the fulfillment of certain conditions.

     On the same day, PC entered into an additional agreement with Klepierre pursuant to which Klepierre purchased the remaining 50% of the equity and voting rights in our Hungarian management company (in addition to the 50% of the equity and voting rights already purchased by Klepierre from PC in 2004), in consideration for E0.9 million ($1.1 million).

     For additional information on all of the above agreements, including price adjustments and guarantees, see "Item 10. Additional Information - C. Material Contracts - Shopping and Entertainment Centers" below.

     Project Management and Supervision

     During the planning and construction of our shopping and entertainment centers, we enter into transactions with various contractors and subcontractors for the planning, design and construction of each shopping and entertainment centers. The supervision over the construction project is usually conducted by Control Centers Ltd. ("Control Centers"), our indirect parent, which provides us services of coordination, planning, execution and supervision over construction projects of shopping and entertainment centers and other real estate projects initiated by us. See "Item 7. Major Shareholders and Related Party Transactions
- B. Related Party Transactions - Agreements for the Purchase of Coordination Planning and Supervision Services over Construction Projects" below. Immediately following the completion and opening of each shopping and entertainment center, the subsidiary that constructed the center enters into a management agreement with one of our subsidiaries which renders services relating to the ongoing administration, maintenance and operation of the shopping and entertainment center, and receives service fees which are paid by the tenants of the center.

     Business Concept and Strategy

     The business concept and strategy of the shopping and entertainment centers business include the following elements:

     Development. Develop modern western-style shopping and entertainment centers in the capital and regional cities of selected countries, primarily in Central and Eastern Europe and focusing in the medium term on Poland, the Czech Republic and Romania. We are currently reviewing investments in various other selected countries including in India.

     Acquisitions. Acquire operating shopping centers that show significant redevelopment potential (either as individual assets or as portfolios) for refurbishment and subsequent re-sale.

     Pre-sale. Pre-sell, where prevailing market and economic conditions are favorable, the centers prior to, or shortly after, commencement of construction or redevelopment.

     Where the opportunity exists, extend in developments beyond shopping and entertainment centers by leveraging our strengths and drawing upon our experience and skills to participate in residential, hotel and other development schemes where such development forms a part of integrated large scale business and leisure developments, such as the Dream Island project.

     We will also assess and consider specific development opportunities that satisfy our development parameters and investment criteria in countries not previously targeted by us.

     While our current strategy is to dispose of a shopping and entertainment center upon completion, if economic conditions, including property yields, change such that retaining and operating a shopping and entertainment center on completion is likely to be more profitable to us than disposing of it, we will consider retaining and operating the completed shopping and entertainment center until economic conditions warrant a profitable sale.

     OTHER REAL ESTATE PROPERTIES

     In addition to our engagement in the shopping and entertainment centers business, we own several other real estate projects of various types, as described below.

     The Dream Island Project

     Dream Island 2004 Real Property Development Ltd. ("Dream Island"), a Hungarian company, owns approximately 3.5 million square feet of land located on the Obuda Island in the Danube River, a leisure and entertainment area in central Budapest. The construction rights on this area are for approximately 350,000 square (approximately 3.8 million square feet, with designations for offices, commercial space, tourism, entertainment and leisure and hotels. The buildings presently located on these properties, measuring approximately 600,000 square feet are leased out as offices, restaurants and entertainment outlets, generating rental revenues of approximately E2.8 million (approximately $3.5 million) per year.

     Approximately 67% of Dream Island was originally acquired by Ercorner, our indirect subsidiary, in October 2003 through a privatization tender won by us. The purchase of the our holdings in Dream Island was made in consideration for approximately HUF 4.6 billion (approximately $21.5 million).

     We have obtained financing for the purchase by Ercorner of Dream Island through an arrangement between PC (Ercorner's parent) and MKB Bank Nyrt., pursuant to which MKB provided Ercorner with a loan in the amount of approximately HUF 3.7 billion (approximately $17.3 million), constituting approximately 80% of the purchase price for the acquisition of the interests in Dream Island by Ercorner. The loan was provided for a two-year period and was extended until March 2007. In addition, PC granted an option to MKB to acquire 50% of the equity interest in Ercorner, which MKB exercised in 2004 in consideration for the same price per share paid by Ercorner to purchase the holdings in Dream Island.

     In April 2004, a shareholders agreement was signed between Ercorner, Obuda Holdings Limited ("CPH"), an unrelated third party, which held at that time, approximately 33% of Dream Island's quotas, ESI Associates Holdings Ltd. ("ESI"), the management company of Dream Island and Dream Island. Under the agreement, the parties agreed on the equalization of voting rights in Dream Island in consideration for which CPH paid Ercorner an aggregate amount of $1 million. Ercorner and CPH further agreed to grant ESI 10% of their respective holdings in Dream Island in consideration for the same price per share paid by Ercorner to purchase the holdings in Dream Island. 80% of the above consideration was assigned to MKB decreasing the outstanding loan while CPH and Ercorner provided ESI with a loan, in equal shares, with regard to the remaining 20%. As of today, PC, MKB, CPH and ESI hold approximately 30%, 30%, 27% and 10% respectively directly or indirectly in Dream Island. A fourth unrelated company
- Minesol Magyarorszag Vagyonkezelo Korlatolt Felelossegu, holds approximately 3% of Dream Island's shares.

     Under the above shareholders agreement, CPH was also granted a put option, exercisable during the 3-year period after the closing of the agreement (April
2005), to sell all its holdings in Dream Island to Ercorner at a price reflecting the cost of acquisition of the quotas by Ercorner plus interest less profits paid out by Ercorner until the date of sale. The parties have agreed to make necessary contributions with regard to any additional financing pro-rata to their holdings.

     In the event of a change of control in one of the parties or in the event of a defaulting party, as stipulated in the agreement, a "buy-out" option is triggered for the benefit of the remaining parties pro rata to their holdings at a price to be determined by the shareholders, or where the shareholder are unable to reach an agreement-by specified experts. The parties undertook certain restrictions on the transfer of quotas within Dream Island during a period of two years from the closing of the transactions.

     Dream Island has submitted applications to local planning authorities in order to modify the permitted urban usage designations, so as to maximize the development potential of the area owned by Dream Island. As security for obtaining these permits, EMI has executed a corporate guarantee in favor of MKB. In May 2006, the Budapest General Assembly approved the amendment to the local town-planning scheme (KSZT), which approves the construction plans for this site. Formal regulatory approvals of the KSZT modification contained in the Budapest General Assembly resolution are currently pending. As part of the above approval provided, Dream Island has undertaken to ensure the traffic connections to, from and within the island and to develop detailed landscape works. The additional investment required of Dream Island in consideration of the traffic connections and the development of landscape is estimated in HUF 14.5 billion (approximately $67.9 million).

     Plaza House Building

     Plaza House Kft., our indirect wholly owned subsidiary, owns an office building located on the prestigious Andrassy Boulevard, in the center of Budapest. The building is located on a property totaling approximately 6,600 square feet and consists of four floors, an atrium and a basement, with a total constructed area of approximately 26,000 square feet. The site is located in an exclusive area of the city in which several foreign embassies are located. Parts of the building have been leased to subsidiaries of PC. The building is also used as the headquarters of PC's management.

     Duna Plaza Offices

     Within the framework of the 2004 Klepierre sale agreement (as described above), Klepierre has acquired from PC all of the equity rights in Duna Plaza. Duna Plaza is the owner of the Duna Plaza complex, which is comprised of Duna Plaza shopping and entertainment center and the Duna Plaza offices ("DPO"). The DPO are located on the third, fourth and fifth floors of the building and having approximately 120,000 square feet leasable area of offices and approximately 5,700 square feet leasable area of storage.

     Since DPO was specifically excluded from the framework of the transaction, Klepierre and PC have agreed to implement certain procedures to cause: (i) the registration of the DPO as a separate condominium unit the rights of which will be initially held by Duna Plaza; (ii) implementation of a de-merger of the Duna Plaza complex in such manner that DPO will be owned by a newly incorporated company; and (iii) the sale and transfer to PC of the of the new company that will hold the DPO. The assets of the Duna Plaza complex will be divided in such manner that Duna Plaza will retain ownership of the Duna Plaza shopping center, while the DPO will be owned indirectly by PC. The liabilities of Duna Plaza shall be divided in such a manner that Duna Plaza shall retain the liabilities associated with the sold center, while DPO Owner shall assume the liabilities associated with the DPO. PC shall indemnify Duna Plaza for the liabilities assumed by DPO Owner. All costs, liabilities and expenses incurred or to be incurred in connection with the de-merger procedures shall be at PC's sole cost.

     During the interim period prior to the consummation of the de-merger procedures, PC shall be entitled to all rental and other revenues (excluding from the sale of utilities) which shall received by Duna Plaza from the DPO tenants, after deducting the aggregate amount of: (i) all direct costs and expenses and taxes which shall be incurred or paid by Duna Plaza which directly relate to the ownership, operation and management of the DPO; and (ii) that proportion of the general costs and expenses and taxes of the Duna Plaza Complex, which may reasonably be attributed and apportioned to the DPO. During the interim period, PC shall be responsible for and shall manage and operate the DPO. Duna Plaza shall have a lien over DPO's funds, as security for payment of the DPO costs. PC will indemnify Klepierre for and against any cost, debt, actions, suits and liability, that may arise as a result of or in connection with the ownership, possession, operation and transfer of the DPO.

     As of the date of this annual report, the condominium was registered in June 2006 and we expect the de-merger to be completed by the end of 2006.

     The Praha Plaza Commercial Complex

     Praha Plaza s.r.o., our indirect wholly-owned subsidiary, owns a commercial complex comprised of a number of buildings located in the Third District of Prague, the Czech Republic. The building' strategic location allows for convenient transportation to the complex.

     The buildings are located on property totaling approximately 500,000 square feet and consist of a five floor main building and a basement, an office building consisting of four floors and an office building of two floors. In addition, there are a number of other buildings of one floor each. The total leasable area of the buildings is approximately 477,000 square feet. The property is currently operating as a commercial complex with a 45% occupancy rate as at May 31, 2006.

     We are currently considering the construction of residential apartments on the land.

     Helios Plaza

     We own a plot of land measuring approximately 160,000 square feet located adjacent to the Piraeus Avenue in Athens, Greece. The book value of the investment in the land (including development and other costs) equaled on December 31, 2005, approximately E22.5 million (approximately $26.6 million). Following the issue of a ministerial decision which changed the land use along the Piraeus Avenue, the permitted land use applicable to this site are presently unclear. We have filed in April 2005 a petition in the Constitutional Court against this ministerial decision. We, together with our legal counsel and professional advisers, are presently examining the ministerial decision and assessing the development opportunities for this site.

     In addition to the above, we own several other plots in Central and Eastern Europe whose costs is not material to us.

     The following table summarizes the principle characteristics of each of the real estate properties described above.

                                      APPROXIMATE
                         APPROXIMATE  CONSTRUCTED  LEASEABLE
    NAME,                 LAND AREA       AREA        AREA    OCCUPANCY
   LOCATION      TITLE     (SQ.FT.)     (SQ.FT.)    (SQ.FT)      RATE      ENCUMBRANCES        PERMITS           MISCELLANEOUS
   --------    --------  -----------  -----------  ---------  ---------  ----------------  --------------  -------------------------
DREAM ISLAND   Freehold  Estimated    Estimated    Estimated      --     First ranking     Amendment to    Scheduled opening is
PROJECT                  at 3.5       at 3.5       as 3.8                mortgage on the   the local town  expected to be in 2002.
Budapest,                million      million      million               land and on the   planning
Hungary                                                                  buildings.        scheme (KSZT)
                                                                                           was approved.
                                                                                           Formal
                                                                                           regulatory
                                                                                           approvals of
                                                                                           the KSZT
                                                                                           modification
                                                                                           contained in
                                                                                           the Budapest
                                                                                           General
                                                                                           Assembly
                                                                                           resolution are
                                                                                           currently
                                                                                           pending.

PLAZA HOUSE    Freehold      6,600       26,400      19,874      100%    First ranking           --
BUILDING,                                                                mortgage on the
Budapest,                                                                land and the
Hungary                                                                  building.

DUNA PLAZA     Freehold  part of        147,000     120,157       81%    After de-merger         --        The Duna Plaza offices
OFFICES                  the Duna                                        the real estate                   are currently owned by
Budapest,                Plaza                                           will be                           Klepierre. Upon the
Hungary                  center                                          mortgaged.                        completion of the
                                                                                                           de-merger, Klepierre will
                                                                                                           maintain ownership over
                                                                                                           the Duna Plaza center and
                                                                                                           we will own the Duna
                                                                                                           Plaza Offices

THE PRAHA      Freehold    538,000      505,720     484,000       45%    First ranking           --
PLAZA                                                                    mortgage on land
COMMERCIAL                                                               and buildings.
COMPLEX,
Prague,
Czech
Republic

HELIOS         Freehold    160,000           --          --       --     Prenotation of          --        Due to changes in the
PLAZA,                                                                   mortgage                          relevant zoning scheme
Athens Greece                                                            (similar to a                     applicable to the
                                                                         mortgage) on the                  project, we are presently
                                                                         land.                             re-assessing this
                                                                                                           project.

HOTELS

     The goal of our hotel business is to acquire and manage, via management companies, four-star hotel properties which provide, at four star hotel prices, the business and vacation traveler with five star quality accommodations that are conveniently located near major transportation stations.

     Our ownership percentage in our hotels varies, and the remaining interests in those hotels that are not wholly-owned by us are owned by various unrelated third parties, including subsidiaries of the Red Sea group of companies ("Red Sea") which is our business partner in six of our eight operating hotels and in one of the hotels which is currently under development. Red Sea is engaged in the initiation and development of residential and commercial real estate projects in Israel and in the operation of chain of hotels and income producing real estate abroad. In certain hotels, Park Plaza received 5% or 10% of the equity rights in the companies holding these hotels. See "- Management of Hotels" below.

     Set forth below is our percentage ownership and other certain information relating to our hotels:

OPERATING HOTELS

                                                 AVERAGE
                         APPROXIMATE            OCCUPANCY
                         CONSTRUCTED              RATES
 NAME AND RATE               AREA       TOTAL     DURING
   OF HOTEL      TITLE    (SQ. FT.)     ROOMS      2005     OTHER INFORMATION    ENCUMBRANCES
-------------- --------- ----------- ---------- --------- -------------------- ---------------
VICTORIA       Freehold    220,000   305 (27        93%   -    business center Mortgage on the
HOTEL,                               Suites)                                   hotel.
Amsterdam, The                                            -    health center
Netherlands
Four Star

UTRECHT PARK   Leasehold    55,880   120 (40        74%   -    11 conference   Pledge on long
PLAZA HOTEL,                         executive                 rooms           term lease
Utrecht, the                         rooms)                                    rights.
Netherlands
Four Star                                                                      Mortgage on the
                                                                               hotel.

ASTRID PARK    Freehold    223,300   229 (19        74%   -    includes        An undertaking
PLAZA HOTEL,                         business                  an oceanarium   to mortgage the
Antwerp,                             suites)                   attraction      hotel. The
Belgium                                                        (Aquatopia)     mortgage has
Four Star                                                                      not yet been
                                                          -    12 boardrooms   registered.

                                                          -    18 conference
                                                               rooms

CENTERVILLE    Freehold    409,000   230            89%   -    fully           First ranking
HOTEL                                                          operational     mortgage on the
APARTMENTS                                                     since May 2003. apartments
Bucaresti,                                                                     hotel.
Romania

SHERLOCK       Leasehold    67,460   119 (17        83%   -    fitness         First ranking
HOLMES PARK                          executive                 center          mortgage on the
PLAZA HOTEL,                         studios,                                  land and the
London, the                          3 split              -    main            hotel.
United Kingdom                       level                     meeting room
Four Star                            "loft"                    for 600 people
                                     suites)
                                                          -    6 board
                                                               rooms


                                 APPROXIMATE
 NAME AND RATE OF                CONSTRUCTED                 AVERAGE OCCUPANCY
       HOTEL          TITLE    AREA (SQ. FT.)   TOTAL ROOMS  RATES DURING 2005    OTHER INFORMATION          ENCUMBRANCES
------------------  ---------  --------------  ------------  ------------------  ------------------  -----------------------------
VICTORIA PARK        Freehold      242,000     287 (22              87%          - Executive lounge  First ranking mortgage on the
PLAZA HOTEL,                                   business                          - health center     land and the hotel.
London, the United                             suite and 12                      - main conference
Kingdom                                        main suites)                        room for up to
Four Star Deluxe                               and 12                              750 people
                                               apartments                        - 13 additional
                                                                                   conference rooms
                                                                                 - underground
                                                                                   parking
                                                                                   facilities

RIVERBANK PARK      Leasehold      337,100     396 and an       soft opening     - full leisure      First ranking mortgage on the
PLAZA HOTEL,                                   additional     since April 2005     center            land and the hotel
London, the United                             66 apartment                      - two main
Kingdom Four Star                              hotel luxury                        conference
Deluxe                                         suites                              rooms, each with
                                                                                   capacity of up
                                                                                   to 650 people
                                                                                 - 20 additional
                                                                                   conference rooms

SANDTON PARK PLAZA   Freehold       99,000     138 (61              53%          business center     First priority mortgage on
HOTEL, (1)                                     suites)                                               the hotel
Johannesburg,
South Africa
Four Star

(1)  Subject to a sale agreement, see below.

HOTELS UNDER DEVELOPMENT

                               APPROXIMATE    APPROXIMATE
 NAME AND RATE OF                  LAND       CONSTRUCTED   TOTAL
       HOTEL          TITLE   AREA (SQ.FT.)  AREA (SQ.FT.)  ROOMS   ENCUMBRANCES
------------------  --------  -------------  -------------  -----  -------------
BALLET BUILDING     Freehold     29,000         180,500      199         --
PROJECT,
Budapest, Hungary
FIVE STAR

BUCURESTI HOTEL,
Bucharest, Romania  Freehold     80,700         484,000      438   First ranking
Four Star                                                          mortgage on
                                                                   the hotel.

     During 2005, we opened the Riverbank Park Plaza Hotel located on the bank of the River Thames in London, the United Kingdom. We also continued our plans for the development of two additional hotel projects described in the table above. In Hungary, we made progress on the project for the conversion of the former National Ballet Institute Building, centrally located on Budapest's prestigious Andrassy Boulevard, into a Western business oriented hotel. We commenced the renovation and the refurbishment, and expect to be completed by June 2008. However, we are currently re-assessing our development plans for the project in the light of offers for the sale of the premises which are currently under consideration. In addition, we commenced the renovation and refurbishment of the Bucuresti Hotel in order to enable compliance with the international standards required for a four star business hotel. We expect the renovation works in the Bucuresti hotel to be completed during the fourth quarter of 2007.

     On May 30, 2006, we, together with the other owners of the Sandton Hotel, have entered into an agreement for the sale of the entire issued share capital of Park Plaza Hotel Sandton (Pty) Ltd, the company owning the Sandton Hotel, and assignment of all shareholder loans to an unrelated third party effective as of June 30, 2006. This transaction reflects an asset value of the Sandton Hotel of approximately Rand 52 million (approximately $8 million). The net consideration to be received by us is estimated at $1.6 million. The execution of the agreement is subject, inter alia, to the completion of a due diligence investigation to the satisfaction of the Purchaser.

     AGREEMENTS WITH RESPECT TO OWNERSHIP OF THE HOTELS

     We are a party to a shareholder agreement with Red Sea dated February 15, 1993, as amended, with respect to our indirect ownership of the Victoria Park Plaza hotel in Amsterdam. Under the agreement, in the event Control Centers or Red Sea no longer controls the entities owning the Victoria Park Plaza hotel, then the party who ceased to control such entity must offer its holdings in the entities owning the Victoria Park Plaza hotel to the other party at value to be agreed upon by the parties. We are also a party to a shareholder agreement with all unrelated third parties that hold interests in the company owning the Sandton Hotel, dated April 1, 1999, with regard to the Sandton Hotel. The agreement includes right of first offer and tag along provisions applicable to all parties. For the sale of the company holding the Sandton Hotel, see above.

     With respect to all the other properties we have no written agreements governing the operation of the hotels and the sale of our respective shares.

     HOTELS UNDER DEVELOPMENT

     We are a party to an agreement with Control Centers, our indirect parent, for the receipt of services of coordination, planning, execution and supervision over with respect to the renovation works of the Bucuresti Hotel complex, which include the Bucuresti hotel and the Centerville hotel apartments. See "Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions - Agreements for the Purchase of Coordination Planning and Supervision Services over Construction Projects" below.

     MANAGEMENT OF HOTELS

     Management agreement with Park Plaza

     Most of our operating hotels have appointed Park Plaza Europe B.V. ("Park Plaza"), an unrelated third party management company, as their management company. Park Plaza owns the franchise to the "Park Plaza" brand name in the Benelux countries, the United Kingdom, various countries in Eastern Europe, South Africa and a number of countries in the Middle East. Park Plaza is responsible for the operation of the hotels, including the supervision of the local management and staff. Local management is employed by the respective company owning the hotel and not by Park Plaza, although Park Plaza does render hiring services.

     Each of our subsidiaries holding interests in the Victoria, Utrecht, Astrid, Sherlock Holmes, Victoria London and Riverbank hotels has entered into a restated management agreement with Park Plaza, the principal provisions of which include:

     - Payment to Park Plaza of an annual incentive fee of 7% of the gross operating profit (as defined in the applicable agreement) of the hotel ("Incentive Fee").

     - Payment to Park Plaza of an annual base fee of 2% of the gross hotel room revenues ("Annual Base Fee")

     - Reimbursement of reasonable out-of-pocket expenses, including advertising expenses, office expenses (at a fixed amount) and other expenses incurred by Park Plaza in carrying out its duties of up to 3% of the aforementioned gross operating profit.

     - In consideration for monthly royalties of up to 1.5% of the gross hotel-room revenues ("Franchise Fee"), our hotels may use the brand name "Park Plaza", certain Park Plaza trademarks, Park Plaza's international marketing network and international booking center, Park Plaza's marketing and advertising material, Park Plaza's international hotel conferences, Park Plaza's assistance in planning, developing and applying its methods with respect to the hotels, training of staff and senior management of the hotels, and inclusion in the list of Park Plaza hotels worldwide. We design and refurbish our hotels in order to comply with Park Plaza's operational standards.

     - Each management agreement is valid for an initial fifteen-year period, and renewable automatically for an additional period of ten years, subject to the right of either party to terminate the agreement by giving twelve months advance notice (or six months advance notice in the event that we decide on early termination of the management agreement). If any of the hotel-owning companies should decide on early termination of the management agreement, then it would be required to pay to Park Plaza an amount equal to the Incentive Fee, the Annual Base Fee and the Franchise Fee for the year immediately preceding the date of that sale. In the event the company holding the Victoria hotel (Amsterdam) sells the hotel or should the control of the hotel be transferred to third party, we are also required to pay 2.5% of any gain derived from the sale of the hotel.

     No formal agreement has been signed with Park Plaza in respect of the management of the Sandton Hotel in South Africa, although Park Plaza manages the hotel on a de-facto basis on the same terms and conditions as the remaining operational hotels.

     Park Plaza has been awarded 5% or 10% of the equity rights (excluding voting rights) in the companies holding the Riverbank (10%), Sherlock Holmes (10%) and Victoria London (5%) hotels.

     Option to purchase Park Plaza's Operations

     BEA Hotels N.V, our wholly owned indirect subsidiary, ("BEA"), was granted an option in June 2001 from Park Plaza, exercisable until December 31, 2006, to purchase from Park Plaza 33% of the ownership and controlling rights in a company under its ownership, which was incorporated to acquire the business (including tangible assets, hotel management agreements, management rights, rights to use trade names, etc.) of the Park Plaza chain in Europe (the "Acquired Company"). As part of the agreement, BEA granted Park Plaza two loans in the aggregate amount of $5 million. The terms of the loans are as follows:
(i) a loan of $1.67 million linked to the U.S. Dollar, which bears annual interest at the rate of Libor plus 1% and (ii) an additional loan of $3.33 million in exchange for an option to convert the principal of $3.33 million into shares of the Acquired Company. As part of this agreement, if BEA decides not to exercise the option, the additional loan of $3.33 million would have the same terms of the $1.67 million loan described above. As security for the repayment of the loans, we will hold back amounts payable to Park Plaza with respect to Park Plaza's rights in our hotels, except for management fees of the hotels. In addition, we have further agreed to provide the Acquired Company with an additional loan of up to an additional $2.25 million, if and to the extent this amount is required for the purchase of other assets by the Acquired Company. As part of this agreement, in the event of exercise of the option by us, Park Plaza has an option, exercisable at any time prior to December 31, 2006, in the event of disagreement between the parties regarding Park Plaza's rights, to acquire BEA's shares in the Acquired Company in consideration for the refund of the cost of BEA's original investment.

     Management Agreement with the Rezidor Group

     On June 9, 2004, our indirect subsidiary, S.C. Bucuresti Turism S.A., the owner of the Bucuresti hotel (the "Owner"), which is currently undergoing renovation works, entered into an agreement with the Rezidor Group (through its subsidiaries) (the "Management Company") regarding the future management of the Bucuresti hotel to be operated under the "Radisson SAS" trade name.

     Under the agreement the Owner undertook to pay the Management Company an annual base fee of 3.5% of the total revenue and an annual management fee of 10% of the gross operating profit. Both fees payable to the Management Company shall be no less than certain agreed minimum amounts depending on the relevant year. In addition, the Owner will pay the Management Company 2.5% of gross room revenue for marketing and advertising services as well as an agreed fee per room for reservations of rooms.

     The Management Company guarantees the Owner that the adjusted gross operating profit (the total revenue less expense, permitted deductions, management fee and property insurance) for the hotel operation shall not be less than fixed annual amounts.

     On the same day, our indirect subsidiary, Andrassy 25 kft, the owner of the "Ballet Institute" building in Budapest (the "Owner"), which is currently under development, entered into an agreement with the Management Company regarding the future management of the "Ballet Institute" to be operated under the "Regent" trade name.

     Under the agreement the Owner undertook to pay the Management Company an annual base fee ranging from 3.5% to 4.25% of the total revenue depending on the relevant year, and an annual management fee ranging from 10% to 13% of the gross operating profit depending on the relevant year. Both fees payable to the Management Company shall be no less than certain agreed minimum amounts depending on the relevant year. In addition, the Owner will pay the Management Company 2.5% of gross room revenue for marketing and advertising services as well as an agreed fee per room for reservations of rooms.

     The Management Company guarantees the Owner that the adjusted gross operating profit (the total revenue less expense, permitted deductions, management fee and property insurance) for the hotel operation shall not be less than fixed annual amounts.

     BUSINESS CONCEPT AND STRATEGY

     The business concept and strategy of the hotels include the following elements:

     Location. Our hotels are generally situated in close proximity to major railway links into cities, such as the central railway station in Amsterdam (situated across from our Victoria Hotel), the central railway station in Antwerp (situated close to our Astrid Park Plaza hotel) and the Victoria railway station in London (situated close to our Victoria Park Plaza hotel). The London and Antwerp stations are scheduled to accommodate the services of the Train de Grand Vitesse (the "TGV"), when such services become operational in those areas.

     Service. Our hotels make considerable efforts to offer personal services at a five-star level but at four-star level prices.

     Customer base. Our hotels' principal target customer base is the business traveler and the tourist industry, both individuals and groups.

     Management. Our hotels focus on strategic cooperation and affiliation with management companies with know-how and expertise in hotel management, which enables optimal use of a centralized reservation system, and which provides the advantage of a unified management system that promotes the efficiency of the operation and control of hotels in diverse locations.

     Strategy. Our strategy for the hotels business is increasing the number of hotel rooms in both Western and Eastern Europe, with emphasis on those cities in which a shortage of rooms exists, or where a shortage of quality rooms exists. This strategy is being implemented both by the acquisition and renovation of existing operational hotels and by the construction and development of new hotels on land purchased or leased in optimal locations. Where appropriate, we may draw on the experience and resources of our group affiliates to develop integrated projects which will include hotels and shopping and entertainment centers, subject to applicable restrictions. When opportunities arise, we also seek to lease hotels or sell our interests in hotels.

LONG-TERM LEASE OF REAL ESTATE PROPERTY

     In January 2003 one of our hotels in London, England owned by Shaw Hotel Holding B.V (in which we are a 30% shareholder) was leased to a company engaged in the hotels business for a period of 25 years in consideration for fixed rental fees for each of the initial four years of the lease. Commencing the fifth year and throughout the term of the lease period, rental fees are to increase at an annual rate of 2.5%. Payment of the rental fees were guaranteed by a deposit in the amount of approximately L2.5 million (approximately $4.3 million) (our part being approximately L0.75 million (approximately $1.3 million)). The lessee was granted on option to extend the lease period by two consecutive periods of 15 years each.

     In December 2005, we, together with the remaining holders of Shaw Hotel Holding B.V, sold all of our holdings in Shaw Hotel Holding B.V., the owner of the above hotel, to an unrelated third party at an asset value of L74.8 million (approximately $129 million). The net consideration received (after deduction of bank loans and other working capital items) was approximately L4 million (approximately $6.9 million).

THE IMAGE GUIDED TREATMENT BUSINESS

     All of our activities in the image guided treatment field are performed through InSightec.

     As of December 31, 2005, the principal shareholders of InSightec were EMI (69.40% shareholder and 52.15% shareholder on a fully diluted basis), GE (25.25% shareholder and 20.63% shareholder on a fully diluted basis) and MTA (3.87% shareholder and 6.87% shareholder on a fully diluted basis). The remaining holdings of InSightec are held by employees, directors and officers.

     We are a party to an amended and restated shareholders agreement together with GE and MTA dated September 27, 2004. For so long as we continue to beneficially hold 50.01% or more of the outstanding share capital of InSightec on a fully diluted basis, we are allowed to appoint three directors to serve on InSightec's board of directors and no action shall be taken without the affirmative vote of a majority of our designated directors present. GE was granted veto rights over the execution of certain significant transactions or activities not in the ordinary course of business of InSightec. The parties have a right to participate in any new financing pro rata to their holdings.

     The agreement further provides for certain limitations on the transfer of each party's holdings in InSightec, including, transfer to a competing entity and a right of first refusal granted to us and GE in the event of sale by either of us of its holdings. In the event we sell our holdings, GE and MTA have a right of co-sale. A change of control in us to a competing entity of GE in the focused ultrasound therapy or medical imaging business while we control or own 30% of InSightec's outstanding shares on a fully diluted basis, grants GE and MTA a right to sell their holdings in InSightec to us at fair value (in accordance with a mechanism provided in the agreement) or acquire our holdings in InSightec at fair value. Termination of the agreement by either us or GE following a material breach of the other party grants the other party a right to purchase the defaulting party's securities at 90% of their fair value. If GE terminates the agreement as aforementioned, GE has a right to sell its holding to us at 110% of their fair value. If the rights to purchase or sell the other party's holdings in the event of termination, as described above, is exercised, the terminating party who purchases the other party's holdings has an option to include all of MTA's holdings in the transaction. MTA has a right to include its holdings in such transaction under the same terms and conditions in the event a purchase transaction is consummated (upon termination as described above) without the exercise of the option.

     Business description

     InSightec has developed and markets the ExAblate 2000, the first FDA-approved system for Magnetic Resonance guided Focused Ultrasound Surgery ("MRgFUS"). InSightec's objective is to transform the surgical environment for the treatment of a limited number of forms of benign and malignant tumors by replacing invasive and minimally invasive surgical procedures with an incisionless surgical treatment solution. The system is designed to deliver safe and effective non-invasive treatments while reducing the risk of morbidity and potential complications, as well as the direct and indirect costs associated with conventional surgery. In October 2004, InSightec received FDA approval to market the ExAblate 2000 in the United States for the treatment of uterine fibroids, a type of benign tumor of the uterus. Prior to that, in October 2002, InSightec received authorization to affix the CE mark to the ExAblate 2000, enabling it to market the system in the European Economic Area for the treatment of uterine fibroids. InSightec also has regulatory approval for the ExAblate 2000 for uterine fibroids in Russia, Taiwan, Australia and Singapore. InSightec is also in various stages of development and clinical research for the application of its MRgFUS technology to the treatment of other types of benign and malignant tumors. These additional applications are being developed to take advantage of the modular design of the ExAblate 2000, which enables it to function as a common platform for multiple MRgFUS-based surgical applications. Currently, InSightec has an installed base of 36 units around the world in academic hospitals, community hospitals, MRI clinics and physician-formed joint ventures. The ExAblate 2000 is operable only with certain MRI systems manufactured by GE. InSightec estimates that the ExAblate 2000 is compatible with approximately 2,400, or 34%, of the estimated 7,000 MRI systems installed in the United States. InSightec recently signed an exclusive worldwide (except for Russia and Japan) sales and marketing agreement with GE with respect to the ExAblate 2000. InSightec believes that its relationship with GE will enable us to leverage GE's marketing and sales resources to accelerate its market penetration.

     InSightec's MRgFUS technology integrates the therapeutic effects of focused ultrasound energy with the precision guidance and treatment outcome monitoring provided by MRI systems. Ultrasound is a form of energy that can pass harmlessly through skin, muscle, fat and other soft tissue, and is widely used in diagnostic applications. The ExAblate 2000 uses a phased-array transducer that generates a high intensity, focused beam of ultrasound energy, or a sonication, aimed at a small volume of targeted tissue. The focused ultrasound energy provides an incisionless therapeutic effect by raising the temperature of the targeted tissue mass high enough to ablate, or destroy it, while minimizing the risk of damage to overlaying and surrounding tissue.

     Magnetic resonance imaging provides an effective guidance system for the use of focused ultrasound energy in InSightec's therapeutic applications. Used in conjunction with the ExAblate 2000, the MRI system precisely maps the treatment area in three dimensions immediately prior to the treatment, providing information on the location and shape of the targeted tissue mass. The high-quality images produced by the MRI system enable the operating physician to easily differentiate between the targeted tissue mass and the surrounding tissue. Based upon this information, the operating physician delineates the targeted tissue mass and our system calculates an optimal treatment plan which is displayed to the operating physician. The operating physician is then able to alter the pathway of the ultrasound beam by adjusting the position of the transducer before initiating the sonication of the targeted tissue mass. At three second intervals during the procedure, the MRI system provides "real-time" imaging and other data that are used by the ExAblate 2000 to calculate and display temperature maps of the treatment area in what is known as a "closed loop process." This continuous stream of data enables the operating physician to make adjustments during the treatment to achieve the desired outcome. At the end of the procedure, the operating physician can initiate a MRI scan to immediately assess the overall treatment outcome. InSightec believes that by combining the non-invasive therapeutic effects of focused ultrasound energy and the precise "real-time" data provided by the MRI system, it has developed an effective, non-invasive treatment solution for uterine fibroids.

     Concurrent with FDA approval for the use of the ExAblate 2000 to treat uterine fibroids, the FDA issued a "Talk Paper" stating that the ExAblate 2000 provides significant advantages over existing uterine fibroid treatment options. The FDA issues "Talk Papers" in situations where the FDA desires to increase awareness of certain issues or developments, including significant new product approvals. InSightec believes that its MRgFUS technology can be applied to the treatment of other medical conditions, providing similar advantages by presenting both physicians and patients with a safe and effective incisionless surgical treatment option for several medical conditions, including a number of indications for which there are currently few effective treatment options.

     The following table summarizes the current indications for which InSightec has developed or is developing the ExAblate 2000:

                              PRODUCT DEVELOPMENT
   TREATMENT APPLICATION             STATUS                                CLINICAL STUDY STATUS
   ---------------------      -------------------                          ---------------------
UTERINE FIBROIDS              Complete              FDA and CE mark approval received.  Follow-up studies underway.

BREAST FIBROADENOMAS          Final stages          Feasibility study started in Japan.

BREAST CANCER                 Final stages          Feasibility study finished outside the United States. Phase 2 study to start in the United States soon.

METASTATIC BONE TUMORS        Ongoing               Feasibility study underway outside the United States.

(PALLIATIVE TREATMENT ONLY)

LIVER CANCER                  Ongoing               Feasibility study underway outside the United States.

PROSTATE CANCER               Prototype under       Phase I study in the United States in planning stages.
                              development

BRAIN TUMORS                  Ongoing               Feasibility study underway outside the United States; Phase I study underway in the United States.


     Distribution and Marketing

     InSightec distributes and markets its products directly and through the entering into distribution agreements with third parties.

     In June 2005, InSightec entered into a worldwide distribution and sale representation agreement with GE granting GE the exclusive worldwide distribution rights to market and promote InSightec's product subject to the achievement of a minimum sales targets, except in territories where InSightec already has existing distributors and representatives (Russia and Japan as described below). Subject to the terms of the agreement, in consideration of the services rendered, InSightec shall pay GE a commission on the net sales invoiced and actual payments received by InSightec for each order for the sale of products from an end-user resulting from GE Healthcare's activities. InSightec undertook not to enter into any new arrangements with third parties for so long as GE maintains its exclusive rights as described herein. Nevertheless, InSightec retains the right to promote, market and sell its products to end-users directly, through its employees. In case GE desires to market or sell any competing MRgFUS product in a territory, which InSightec holds all authorizations required to market its product in, then GE will notify InSightec of such intention. If despite InSightec's objection, GE chooses to market such competing product, then its rights in such country, for InSightec's product will automatically become non-exclusive. The agreement is for a five-year term ending in June 2010, unless earlier terminated in accordance with the terms of the agreement. Thereafter, the agreement will automatically renew, each time, for an additional year, unless either party provides a written notice of its intent to terminate the agreement.

     InSightec retains an exclusive distributor in Russia and a non-exclusive distributor in Japan. Each of these distributors undertook not to distribute any other systems, which compete or may compete with InSightec's FUS system for specific periods determined in the agreements.

     In addition, since September 2002, InSightec has been a party to an agreement with MTA, as amended, pursuant to which InSightect received advisory and consultation activities as well as marketing activities from MTA in consideration for a fixed monthly amount and a success fee commission of 2% of the value of any signed purchase order, for which MTA was involved. The agreement was terminated on April 1, 2006.

     Business Concept and Strategy

     InSightec's strategic objective in this area is to continue its follow-up studies for uterine fibroids, as well as its product development efforts and clinical studies for additional applications. If the results of its clinical studies are positive, InSightec intends to pursue regulatory approval in the United States and other targeted jurisdictions to market the ExAblate 2000 for these additional treatment applications.

     In addition, InSightec aims to become the market leader in MRgFUS systems, and to achieve a significant improvement in the quality and efficacy of the treatment while demonstrating cost effectiveness.

OTHER ACTIVITIES

     MANGO

     In May 2005, Elscint has purchased from Punto FA the entire equity and voting rights in Mango Israel Clothing and Footwear Ltd., the Israeli distributor and retailer of the internationally renowned retail brand name MANGO-MNG(TM) in consideration for E2.85 million. Under the agreement, Elscint has undertaken to develop at least two stores in Israel within five years and an additional two stores during the five years thereafter. Under the agreement Punto FA is allowed to continue operating an additional store in Eilat and to sell the MANGO products in Israel via the Internet. Elscint was awarded an option to purchase the store in Eilat by February 2007 in consideration for E250,000 ($295,000).

     Concurrently with the purchase agreement, Mango executed an exclusive distribution agreement of Mango products in Israel for a ten-year period. Under the agreement, Elscint has agreed to guarantee annual minimum purchases at rates and subject to terms and conditions specified in the agreement. Mango Israel has undertaken to pay Punto FA seasonal marketing, public relations, and store-support fees as specified in the agreement.

     Mango currently leases six stores in Israel: in Tel Aviv (Azrieli shopping center), Kfar-Saba, the Kraiot (Kyrion shopping center), Haifa (Grand Canyon shopping center), Petah-Tikva (The Grand Canyon), Herzliya (the Arena) and an additional three outlet stores in Haifa, Natanya and Beer-Sheva.

     The key elements of Mango's strategy are to:

     - Increase sales to existing and new customers by adjusting our pricing strategy and market behavior. Mango believes its customer service and reliability as a franchisee of a leading international brand to provide it with a competitive advantage.

     - Localization and enhancing the Mango brand in Israel by improving its marketing and branding strategy.

     - Open new stores in strategic locations across Israel with emphasis on opening smaller shops of 250-300 square meters rather than stores of larger square meters, which are currently in operation, as well as by reducing the size of the stores currently in operation.

     - Reduce the percentage of outlet stores out of the total Mango stores in Israel, and relocate the outlet stores to the suburbs.

     VENTURE CAPITAL INVESTMENTS

     In addition to our core operations, we hold interests in the following companies. Our investments in these companies are not significant to our results of operations.

     Gamida Cell Ltd.

     Since its establishment in early 2000, Elscint Bio-Medical Ltd. ("EBM"), our indirect wholly owned subsidiary, has focused on investments in early stage biotechnology companies. During 2001 and 2002, EBM expanded its investment in Gamida, an Israeli company that engages in the expansion of hematopoietic (blood) stem cells therapeutics in clinical development for cancer and autoimmune diseases, as well as future regenerative cell-based medicines including cardiac and pancreatic repair. Cord blood stem cells have the ability to treat the same diseases as bone marrow with significantly less rejection. In addition, stem cells could become the vehicle of choice for gene therapy and, ultimately, be used for tissue regeneration.

     Elscint is a party to an agreement pursuant to which mainly the existing shareholders of Gamida invested during July 2005 an aggregate amount of $4 million (out of which our share was $1.36 million) in consideration for the issuance of Gamida's securities which have the same rights as the securities issued during Gamida's last equity financing round.

     As of December 31, 2005, EBM holds approximately 33.46% of the outstanding shares of Gamida (approximately 30.3% on a fully-diluted basis. EBM has the right to appoint one quarter of the members of Gamida's board of directors. The aggregate investment made by EBM in Gemida since Gemida's establishment is approximately $9.2 million (out of which approximately $1.6 million was invested in 2005).

     In May 2003, Teva Pharmaceuticals Ltd. ("Teva") invested $3 million in Gamida in exchange for approximately 9% (on a fully-diluted basis) of Gamida's outstanding share capital.

     On February 12, 2006, Gamida Cell Holding Ltd. ("Holding"), Gamida, Teva and Holding signed a founders agreement. The sole purpose of Holding shall be commercialization of the products and obtaining all required registrations and marketing approvals.

     Teva shall make an equity investment in Holding of up to $25 million in consideration for up to 50% of Holding shares. The funding shall be payable as follows: as of the closing date, Teva will sign an irrevocable commitment for payment of a total amount of $10 million payable in installments. The additional funding totaling $15 million shall be paid quarterly based on the budget of Holding. Teva shall be entitled to accelerate the funding payments schedule.

     In the framework of the agreement Gamida and Holding shall sign a license agreement according to which Gamida shall grant Holding a royalty free, worldwide license to exploit the products and Gamida's IP necessary for developing, manufacturing sale and distribution of the product and a royalty free, illimitable, worldwide exclusive license to manufacture, develop, market, offer for sale, distribute and sell the products and the right to sublicense. The license agreement is subject to the approvals required from Office of the Chief Scientist. Certain cancellation arrangements were determined between Gamida and Teva.

     EBM was bound in the past by agreements with a company controlled by its former Chief Executive Officer ("CEO") entitling him to shares representing 2% of EBM's issued and paid-up capital, in consideration for their nominal value. The agreement also provided that EBM would invest 92% and the CEO's company would invest 8% in venture capital investments. The CEO's company's investment would be financed by a dollar-linked non-recourse loan bearing LIBOR+1% interest from EBM. In the event of cancellation of this agreement (or another agreement between the parties for the provision of consulting services), EBM would be entitled, under certain conditions, to acquire all or any of the CEO's company's holdings in the venture capital investments and in EBM at cost or at market value, as relevant (depending on the purchase date).

     In November 2002, the employment agreement between EBM and its CEO was terminated. Pursuant to the termination agreement, EBM transferred to itself the CEO's rights in EBM and its portfolio investee companies, in consideration for the repayment of the loans provided by EBM to the CEO.

     A dispute arose between the parties, with the CEO contending that EBM had lost its right to acquire his holdings, claiming the deadline according to the agreement for giving notice to acquire had expired. EBM's management disputes this contention and is acting to realize its rights under the agreement. The parties have yet to sign a full and final agreement for the waiver and/or settlement of their mutual claims. EBM's management estimates that in any event, it will not incur significant costs from the termination of the agreements.

     Concurrently with the termination of the employment agreement of the CEO, EBM's management postponed for the foreseeable future further investment opportunities in biotechnology related companies, other than Gamida, pending its re-assessment of the market situation.

     Olive Software Inc.

     Olive Software Inc. ("Olive"), a Delaware corporation, is engaged in the development and marketing of products that enable a transparent link between the newspapers' traditional printing systems and the world of e-publishing. These products enable newspapers and magazines to automatically present their printed edition on the Internet, while supporting the e-commerce applications, personalization and interactive advertising. In addition, Olive develops and markets digital archive services for newspapers and libraries. In January 2000, the Dafnit fund invested $1.2 million in Olive in consideration for an 8.5% interest in Olive (on a fully diluted basis), in March 2004, the Sequoia fund invested $6 million in Olive in exchange for approximately 26% interest in Olive (on a fully-diluted basis) and in August 2005, the Sequoia and Pitango funds invested $9 million in Olive in exchange for 5% and 15% interest in Olive (on a fully-diluted basis), respectively. Following the above issuances and as of May 31, 2006, our interest in Olive is 18.3% on a fully diluted basis.

     Easyrun Ltd.

     Easyrun Ltd. ("Easyrun"), an Israeli corporation, is engaged in the development and marketing of "call centers" solutions, which support under one platform, diversified infrastructure from historical telephony and up to futuristic telecom equipment (IP switchboards) and modern e-commerce applications (Web). We hold a total of 42% of the outstanding shares of Easyrun and the right to appoint 40% of the directors of Easyrun. We also hold other convertible instruments of Easyrun.

     Within the framework of the rights offering executed by Easyrun in August 2004, we invested $0.4 million (out of a $0.65 million total funding) calculated at $0.13 per share. In consideration for our investment, we were also granted warrants exercisable into shares, at $0.13 per share, up to a total amount of $0.8 million. In addition, we converted a $0.3 million loan into shares of Easyrun. Assuming all loans are converted and warrants are exercised, our interest in Easyrun would be increased to approximately 53% on a fully diluted basis.

     VCON Telecommunications Ltd.

     VCON Telecommunications Ltd. ("Vcon"), an Israeli company is a developer and manufacturer of software videoconferencing systems for ISDN and Internet Protocol networks. Vcon offers comprehensive meeting solutions for desk top, portable and group conferencing over ISDN, Transmission Control Protocol or TCP/IP, ATM, Satellite, xDSL and other carriers. Vcon is publicly traded on the Paris Stock Exchange (Nouveau Marche). In August 2005, Vcon reported that following the failure in its previously announced fund raising negotiations, it has determined that it can no longer independently pursue its current mode of operations, and has entered into an agreement for the sale of its business, activities and the majority of its assets, to Emblaze group in consideration of $1.6 million. Emblaze has also agreed to establish a limited line of credit in an amount, in NIS, equal to $250,000. Following this transaction, Vcon only engages, under the given circumstances, in maximizing the payments and satisfaction of its debts to its creditors and in its dissolution. Vcon estimates that none of the consideration from the sale will be allocated to its shareholders, accordingly, we recorded a provision for loss in our investment in Vcon amounting to NIS 13.9 million ($3 million), which constitutes the entire balance of our investment in Vcon.

REVENUES CLASSIFIED BY BUSINESS SEGMENTS AND BY GEOGRAPHICAL MARKETS

     The following table sets forth our breakdown of revenues by each geographic market in which we operate, for each of the last three years (in thousands of NIS):

                                                           Convenience
                                     Fiscal Year           Translation
                                  Ended December 31,         in U.S.
                             ---------------------------     Dollars
                               2005      2004      2003      For 2005
                             -------   -------   -------   -----------
(in thousands of NIS)
Western Europe               304,731   203,615   181,668      66,203
Eastern and Central Europe   359,420   414,457   346,200      78,084
Israel                        92,226    71,678    65,235      20,036
Others                        60,378    46,131     1,782      13,117
Total Revenues               816,755   735,881   594,885     177,440

     The breakdown of revenue by business segments for each of the last three years is presented in the following table (in NIS thousands):

                                                                   Convenience
                                             Fiscal Year           Translation
                                          Ended December 31,         in U.S.
                                     ---------------------------     Dollars
                                       2005      2004      2003      For 2005
                                     -------   -------   -------   -----------
Shopping and Entertainment centers   366,237   443,814   347,056      79,565
Hotels                               270,057   218,365   189,205      58,670
Image Guided Treatment                75,713    57,052    20,412      16,449
Lease of an Asset                     71,000    15,425    13,495      15,425
Other Activities                      33,748     3,412    24,717       7,331
Total Revenues                       816,755   735,881   594,885     177,440

SEASONALITY

     SHOPPING AND ENTERTAINMENT CENTERS

     Each shopping and entertainment center may experience seasonal shifts in retail activity. Generally speaking, during peak holiday seasons (such as Christmas, Easter, Passover, the Jewish New Year and other national holidays generally in the third and fourth quarter), there is generally an increase in patron traffic, both for the purchase of holiday gifts and for utilizing the entertainment facilities offered by the center. During the period immediately following such periods, there is generally a decrease in the number of patrons visiting the centers and a corresponding slow down in retail activity. However, this slow down may be offset by the fact that the indoor facilities offer an air-conditioned environment for shoppers and patrons, which is of particular significance during the warm summer months in Israel (April/May to October/November), particularly in July and August when schools are in recess and it is customary in Israel to take summer vacations.

     HOTELS

     The business activities of the various hotels, especially in Western Europe, are influenced by several factors that affect the revenues and gross operating profit. These factors include (i) fluctuations in business activity in certain seasons (which affects the volume of traffic in the business community), (ii) holiday seasons (such as Christmas and Easter), and (iii) weather conditions. In Western Europe, these factors generally cause the first and third quarters to be weaker than the second and fourth quarters. Similarly, in England, differences in the weather and certain other factors cause the first and third quarters to be weaker than the second and fourth quarters.

     The first quarter, which is the period immediately following the Christmas season and the height of the European winter, is traditionally characterized by lower revenues and gross operating profit resulting from lower occupancy rates and reduced room rates. During the third quarter, there is generally a decrease in local business activities due to the summer holidays which, together with a tendency for local tourist traffic to seek out resort destinations, also generates slower results. This is offset somewhat by increase in international tourism but the impact of this increase is, in turn, offset by lower room rates, particularly for groups.

     However, during the second quarter, there is generally a marked increase due to more favorable weather conditions (spring to early summer), the Easter holiday and the corresponding revival of both business and tourist activity. The fourth quarter is usually the strongest period due to the Christmas and New Year's holiday season and a significant year-end increase in business activities.

     For our South African hotel, generally the holiday seasons (Christmas and Easter) show slightly stronger results, although the depressed economy and the political uncertainty of the region have resulted in reduced occupancy rates to the point that seasonal comparisons are largely irrelevant.

     OTHER ACTIVITIES

     Mango's business is influenced by seasonal shifts in the apparel market. During the winter season (December - January) and summer season (June- July), the apparel market, including Mango, commences discount sales to the public which consequently increases Mango's revenues and causes a decrease in the gross profit margin for such periods. In addition, Mango's revenues may fluctuate due to seasonal purchasing by consumers especially in peak holiday seasons such as Passover generally in the second quarter, the Jewish New Year and other Jewish and national holidays generally in the third and fourth quarter.

PATENTS AND PROPRIETARY RIGHTS; LICENSES

     Our parent Europe-Israel was registered by mistake as the owner of a European Community Trademark "Plaza Centers+figures" in classes 35, 36, 37 and
42. Europe-Israel has signed an agreement for the assignment of such trademark to Park Plaza. As of the date of this annual report, the assignment agreement has not yet been registered with the European patent and trademark office.

     Within the framework of our agreements with Park Plaza and the Rezidor Group for the management of our hotels we were granted rights to use the trade names "Park Plaza" "Regent" and "Radisson SAS". See "- Hotels - Management of the Hotels" above.

     In December 1998, InSightec's subsidiary acquired focused ultrasound technology from GE Medical Systems, and all relevant intellectual property including 14 United States patents, as well as 3 applications pending in other countries of which two have subsequently been approved, at an aggregate purchase price of $5 million and the minority interest in Texsonics Ltd.. As of May 31, 2006, InSightec has submitted 72 additional patent applications, out of which 21 have already been approved (19 in the United States and the other two in Europe), with another 40 that remain pending and in process.

     In addition, we use the MANGO-MNG(TM) brand name in accordance with our distribution agreement with Punto FA. See "- Other Activities - Mango" above.

COMPETITION

     SHOPPING AND ENTERTAINMENT CENTERS

     There are a number of competitors in the Eastern and Central European countries in which we operate or intend to operate in the shopping and entertainment centers business, particularly in larger cities such as Budapest and Warsaw. The following factors, however, should be noted: (a) shopping centers which are not in close proximity and which do not draw their clientele from the same catchment areas are not considered as being competitive; (b) we believe that large retail centers (known as "power centers"), even if they compete with our centers directly merely by virtue of their proximity to our shopping and entertainment centers, are at a disadvantage because they do not offer the entertainment facilities that are offered at our shopping and entertainment centers, and which we consider to be a significant element in the attraction of our patrons; and (c) in the regional cities of Hungary, Poland, Lativa, Romania and the Czech Republic competitive activity is more limited.

     In addition to several ad hoc entrepreneurial projects, there are two significant groups operating a number of shopping and entertainment centers in the Eastern and Central Europe with whom we compete directly, namely the Tri-Granit based in Hungary and the ECE chain based in Germany. We compete with these chains in the pre-development stage (for acquisition of suitable sites), in the development stage (obtaining suitably qualified architects, consultants and contractors) and in the operational stage, if the centers compete for the patronage of the same population. We also compete for quality "brand name" tenants to occupy rental units. In locations where competing centers are being constructed simultaneously, the first center to open generally enjoys an advantage over its competitor, which is the reason behind our emphasis on the expeditious completion of construction operations.

     Our project in Lodz, Poland is in preliminary planning and development stage as a shopping center integrated with a public market. Due to strong competition, we are currently assessing the scope and nature of this project.

     In most of the cities in Poland in which we operate or are developing shopping and entertainment centers, our centers are the only ones of their type in the city, and competition from other centers is minimal or non-existent. In these cities, we compete with traditional shopping outlets. These outlets lack the added benefit of the entertainment activities which our centers offer and, accordingly, we believe that they have difficulty competing with us.

     Our Arena shopping and entertainmet center in Herzliya, Israel competes directly with a shopping center located in Herzliya and another center located in northern Tel-Aviv, and is approximately 8 kilometers from the site. All these centers compete vigorously for tenants and customers. We are attempting to establish a competitive edge, based on the unique location of the Marina, overlooking the Mediterranean Sea and the strong emphasis on the entertainment facilities offered to its patrons.

     HOTELS

     The lodging industry in Europe has traditionally been classified on a grading system, with five-star representing a luxury hotel and one-star a budget hotel. All of our hotels (except for the Centerville hotel apartments) enjoy a four-star grading, or qualify as four-star establishments, while some are designated as "Four Star Deluxe" establishments.

     Each of our hotels competes with other hotels in its geographic area for clientele, including hotels associated with franchisers, which may have more extensive reservation networks than those which may be available to us. We compete with other facilities on various bases, including room prices, quality, service, location and amenities customarily offered to the traveling public. Levels of demand are dependent upon many factors including general and local economic conditions and changes in levels of tourism and business-related travel. Our hotels depend upon both business and tourist travelers for revenues.

     Many of these other companies are larger than us. Our hotel in Utrecht, The Netherlands competes directly with the NH Utrecht (which is located directly opposite our hotel), the Mercure Hotel and the Carlton President Hotel. The Victoria Hotel in Amsterdam is located in the city center and is in direct competition with the Barbizon Palace, Swissotel, Golden Tulip Intell, Krasnapolsky and the Crown Plaza. Our Astrid Park Plaza hotel in Antwerp, Belgium competes directly with the Hilton, Holiday Inn, Crown Plaza and Park Lane hotels. The Victoria Park Plaza Hotel in London is in direct competition with a number of three-star plus and four-star rated hotels within relatively close proximity to the Victoria railway station, including the Thistle Grosvenor and the Victoria Holiday Inn hotels, both of which benefit from their close proximity to Victoria station, as well as the Thistle Royal Westminster, Rubens, Status Street, Jolly St Ermins, St. James's Court and Merchant Court hotels. In addition, there is a considerable number of traditional budget hotels in the proximity of the Victoria Hotel. The Sherlock Holmes Park Plaza Hotel in London competes directly with a number of four-star rated hotels such as Dorst Square Hotel, Myhotel Bloomsbury, Radisson SAS and the Radisson Edwardian. The New Riverbank Park Plaza in London is in direct competition with a number of four-star and five-star rated hotels in relative proximity to the River Thames, including the City Inn Westminster, Crowne Plaza Hotel, County Hall Marriott, Royal Lancaster and the Grosvenor House. The hotel we are planning to construct in Budapest, Hungary will compete directly with the Kempinski, Marriott, Hilton, Inter-Continental and Hyatt hotels. The Bucuresti Hotel in Bucharest competes with the Hilton situated directly across the street, the Intercontinental, and the Marriott Grand Palace hotel. We believe that the average room rate in our hotels is competitive. In addition, we compete with other companies in the hotel industry for opportunities to purchase or build new hotels.

     THE IMAGE GUIDED TREATMENT BUSINESS

     The competition in the MRgFUS products field can be divided into two main categories: alternative Minimally Invasive Surgery methods (MIS) and competing image guided high intensity focused ultrasound systems (HIFUS).

     With respect to MIS methods, in general, there are already tissue ablation methods in various MIS versions (e.g., radio frequency electromagnetic energy inserted into the body by a special needle, laser and cryogenic, and embolization), which are potential competitors with InSightec's application market. InSightec is not presently aware of any approved non-invasive method in the clinical applications of breast tumors, uterine fibroids or brain tumors. Although these techniques might be somewhat less expensive, they are invasive and may be less accurate and less effective.

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

     At present, to our knowledge, the Chinese ULSgFUS companies have focused their marketing efforts in Asia, and have not received any regulatory approvals outside of Asia. One of the companies, China Medical (NASDAQ: CMED), has placed a system in the United States and announced plans to initiate clinical trials in the United States. The other company, HAIFU, has placed a system in the United Kingdom and obtained a CE mark approval for treating liver and kidney cancer. In addition, it has signed an agreement with Siemens AG to develop a MR-guided version of its product. Philips Medical has also announced plans to introduce a MR-guided FUS product based on collaboration it has with the University of Bordeaux, France.

     The French (EDAP) and U.S. (Focus Surgery) FUS companies focus on ultrasound guided treatment of prostate cancer disease. To the extent InSightec enters the U.S. or European markets for the treatment of prostate cancer or other applications, it may face competition from both of these companies. These competitors may have access to greater resources allowing them to offer their products at lower prices and they may have other advantages. EDAP has now started a phase II/III trial in the United States while Focus Surgery has initiated a phase 1 trial, both for prostate cancer.

     OTHER ACTIVITIES

     Mango

     Mango operates in a competitive market characterized by a large and increasing number of international and local brand stores and independent stores in Israel. Mango's direct competitors include brand stores such as Zara, Castro, Honigman, Renuar and Dan Casidi which are located in the vast majority of the shopping centers in Israel. Increased competition could result in pricing pressure or loss of market share and adversely affect Mango's revenues and profitability. Mango's competition strategy includes: attempting to be a fashion trend leader, investing in branding, maintaining a compatible pricing strategy and maintaining leadership in fashion trends.

     Venture Capital Investments

     Start up companies, including companies in the biotechnology field, tend to operate in a highly competitive environment. In order to succeed, the products or services require a unique "added value" factor, relatively brief concept to market parameters, and aggressive marketing. Our venture capital companies face competition from large international companies with access to financial resources and with well-established research and development capabilities. The biotechnology field, which is dominated by large multi-national conglomerates and may be affected by global pressures on the investment market, is more resilient to market trends than the more volatile high technology industry.

GOVERNMENTAL REGULATION

     SHOPPING AND ENTERTAINMENT CENTERS

     The development, construction and operation of shopping and entertainment centers are subject to various regulatory controls, which vary according to the country of activity. In addition, some countries such as Poland and the Czech Republic require that a developer carry out an environmental report on the land before building permit applications are considered.

     In certain countries, acquisitions of shares of a local company or of a foreign company that controls a local company in some instances require a permit from the Anti-Monopoly Office.

     In order to begin construction works in Poland an investor must obtain a construction permit. A prerequisite for applying for a construction permit is receipt of a decision stating the conditions for construction and development of a site (a site permit). The site permit is issued for specific real property and specifies the designated purpose of the real property, i.e,. what kind of buildings and business activity may be carried out on the real property. However, in the case of areas for which local zoning plans have been established, an investor will be entitled to apply for a decision granting a construction permit based directly on the purpose of the real estate as determined in the local zoning plan. The following must be attached to the application for a construction permit: (i) a final and legally valid site permit
- if there is no local zoning plan; (ii) proof of the investor's right to use the land for construction purposes; and (iii) the technical design along with opinions, consents and permits required by detailed provisions of law.

     In the Czech Republic a planning decision and the construction permit must be obtained prior to beginning of construction. In the planning decision proceedings the building office examines the planned construction from the various perspectives (in co-operation with various other authorities, including without limitation the environment protection authorities). The owners of neighboring real estate property as well as organizations for environmental protection may also be parties to the proceedings and submit their opinions as to whether or not the building office should issue the planning decision in favor of the proposed construction. In the event the planning decision is issued, it is necessary to apply for the construction permit with the building office within two years. In the construction permit proceedings the building office examines the compliance of the contemplated construction with the planning decision as well as various other aspects, including, without limitation, the environmental aspects. Owners of the neighboring real estate property as well as organizations for environmental protection may take part in the proceedings. If the zoning plan was already approved for the location in which the construction shall take place, the building office may join the planning decision proceedings with construction permit proceedings.

     In Hungary building permits are ordinarily issued in two stages. The first stage determines the "building conditions", which addresses factors such as the proposed area to be constructed and its distribution over the floors of the building, the building "foot-print" within the plot, building lines, access routes, and conceptual design. Once the building conditions have been approved and have become lawful (see below), the application for the formal building permit is submitted, which includes detailed architectural building plans, sections, elevations etc. all of which must comply with the approved building conditions. Following the issuance of both the "building conditions" approval and the building permit approval, a period of time is allowed (which varies from country to country) for third parties whose rights are allegedly affected by the permits to file objections. Only in the event that this period passes without objection, or in the event that objections raised are dismissed by the competent authorities, do the permits become lawful, valid and available for execution. The rule described above applies also to Poland, where construction works may be commenced only once the construction permit becomes valid and binding. Such a situation occurs when no party to the proceedings, (which may be an investor and owners, perpetual usufructuaries or managers of the real properties situated within the area that might be affected by the constructed building), appeals against the construction permit within 14 days of issue or the competent authority dismisses the objections raised by the appealing party. In the Czech Republic the construction may begin once the construction permit becomes valid and effective. The validity of construction permit is two years.

     In Latvia, approval of a construction plan is ordinarily though not always also divided into two stages, such stages generally being the approval of sketch design stage and approval of technical design stage. However, for larger projects it may be required that an interim approval from the local construction authority be obtained before finalization of the sketch design. The number of stages is set out in the architectural planning authorization. Sometimes it may be necessary to work out a detailed plan of the intended development site. In order to initiate the approval procedure of a construction plan in Latvia, initially a construction application must be submitted to the local construction authority, which reviews it and issues an architectural planning authorization. Under some circumstances it may be required that public discussion be arranged prior to the issue of such authorization. The resulting construction permit is issued after the construction authority has approved the technical plan of the building. Sometimes it is possible to get a fast track construction permit for underground parts of the building only.

     In some instances where the applicable local plan scheme does not permit commercial activities of the type characterized by our centers, it is necessary to apply for an amendment to the zoning scheme, which may be a protracted process and may not necessarily be successful.

     Apart from the building permits which are required for the construction of the shopping and entertainment centers as mentioned above, the developers are required to obtain operating permits from the municipal authorities before the center can be opened to the public and commence operation. Such permits will typically address issues such as fire fighting facilities, escape routes, mechanical integrity of systems, public sanitation, and compliance with the approved building conditions and building permits. In addition, the individual tenants are required to obtain operating or business licenses in order to commence business within the centers. This requirement is not applicable in Poland, since no special operating or business licenses are needed to carry out business activity within centers. In certain countries, video arcade operators may be required to obtain gaming licenses. The developers are also required to comply with local regulations governing the employment of its employees.

     HOTELS

     The development, construction and operation of hotels and leisure facilities, including advertising tariffs and hotels, health safety issues, activities conducted within the premises of the hotels (such as restaurants, bars, shops, health clubs, and in particular the sale of alcohol, food and beverage to the public), installations and systems operating within the hotel (elevators, sprinkler systems, sanitation, fire department etc.), terms of employing personnel, as well as methods of rating the hotels are all subject to various regulatory controls, which vary according to the country of activity.

     The lodging industry in Europe has traditionally been classified on a grading system, with five-star representing a luxury hotel and one-star a budget hotel. The rating of hotels is established based on, among other things, the following criteria: size of rooms; suite-to-room ratio; number of restaurants and other catering facilities; level of room service provided; level of room amenities provided; air-conditioning; guest facilities; and the quality and periods of food and beverage services provided. The rating of our hotels is conducted by various organizations which are either established by law, operate under the authorities and regulations of the tourism ministries in different countries, or conducted by the ministry of tourism. In some countries hotels that are not graded are prohibited from operating as a hotel. All of our hotels have received a four-star rating.

     In all the countries we operate, the operation of hotels requires licenses for the operation of the building as a hotel and the obtaining of local municipal and police approvals for the means of access to and egress from the hotel for motor vehicles. In addition, in most countries we are required to receive licenses for the sale of alcohol on the premises and the operation of a restaurant and tourism services. Our hotels are also required to comply with regulations regarding food, hygiene, the operation and maintenance of the swimming pool, casino, elevators, health, sanitation, electricity and fire hazards prevention.

     In most of the countries we operate hotels we are required to comply with various regulations in connection with employees, in particular working hours' regulations. For example: the hotel and restaurant industry in the Netherlands has a collective labor agreement which provides a grading system for employees in the hotel and restaurant industry. For each grade there is a minimum wage mandated. Among other things, the provisions of the collective labor agreement obligate the employer to provide money for employees for a number of funds. Also, the total obligations of companies that might arise from the termination of employees cannot be predicted.

     With regard to our hotel in Hungary which is currently under construction, the hotel building (the Ballet Institute Building) has a historical landmark status, under the protection of the Hungarian Historical Building Office (which has authority for the administration and preservation of the building). This status mandates that the planning consents and requisite permits for the proposed renovation of the Ballet Institute Building and its conversion into a hotel must be applied for and obtained from the Historical Building Office. In order to obtain such consents and permits, it is necessary to ensure that the renovation plans provide for the restoration of the building and the preservation of its historical status. In addition, our hotel in Romania which is being renovated required the receipt of building permits under local applicable laws, in order to enable the re-opening of the hotel following renovation.

     THE IMAGE GUIDED TREATMENT BUSINESS

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

     In June 1993, directive 93/42/EEC for medical devices was adopted by the EEC. In June 1998, this directive replaced the local regulations and ensured free transfer of qualified medical equipment among member states. Medical devices that meet the established standards receive certification represented by the symbol "CE". There are two types of certifications that are granted: (i) general certification of a company and (ii) certification for a specific product. Instead of choosing to comply with directive 93/42/EEC InSightec decided to comply with the then effective International Standard ISO 9001 (European Standard EN 29001) entitled "Model for Quality Assurance in Design, Development, Production, Installation and Servicing" and its extension to medical products EN 46001 which satisfies the medical device directive. On May 10, 2001, InSightec obtained a certification by the European Notified Body that it complies with the requirements of ISO 9001 and EN 46001. ISO 9001 and EN 46001 have been replaced by International Standard ISO 13485 entitled: "Medical Devices - Quality management systems -Requirements for regulatory purposes." InSightec obtained certification of compliance with the new standard in March 2004 and is subject to annual audits by the European Notified Body to renew the certification in accordance with all applicable updates of the standard.

     OTHER ACTIVITIES

     The principal regulatory requirements for the operation of Mango in Israel include: (i) compliance with the Israeli consumer protection law, (ii) maintaining various licenses and permits issued by governmental authorities (including receiving applicable standards from the Israeli consumer standard institute for certain imported accessories), and (iii) compliance with employment regulations.

C.   ORGANIZATIONAL STRUCTURE

     EMI is a subsidiary of Europe-Israel (M.M.S.) Ltd. (approximately 48% shareholder). Europe Israel is wholly owned by Control Centers Ltd., an Israeli privately held company, controlled by Mr. Mordechay Zisser, who serves as EMI's Executive Chairman of the Board. EMI's significant subsidiaries and companies in which EMI has a significant interest as of December 31, 2005 are as follows:

                                                                                     EMI'S DIRECT/
                                                                                  INDIRECT OWNERSHIP
                                                                                      PERCENTAGE
                                                                   COUNTRY OF     ------------------
NAME OF COMPANY                             ABBREVIATED NAME      ORGANIZATION      EQUITY   VOTING
---------------                           -------------------   ---------------     ------   ------
Elscint Ltd.                              Elscint               Israel                100%     100%
BEA Hotels NV                             BEA                   The Netherlands       100%     100%
S.L.S. Sails Ltd.                         SLS                   Israel                100%     100%
Elbit Ultrasound (Netherlands) BV         EUBV                  The Netherlands       100%     100%
InSightec - Image Guided Treatment Ltd.   InSightec             Israel               52.2%    69.4%
Plaza Centers (Europe) BV                 PC or Plaza Centers   The Netherlands       100%     100%
Mango Israel Clothing and Footwear Ltd.   Mango                 Israel                100%     100%

(*)  on a fully diluted basis.

D.   PROPERTY, PLANTS AND EQUIPMENT

     EMI leases approximately 8,607 square feet in Tel Aviv, Israel for management and administration purposes, of which approximately 3,604 square feet are leased from Control Centers. The lease agreement with Control Centers expired on December 31, 2005, but EMI continues to lease the office space on the same terms. The other lease expires on February 28, 2007. The aggregate rental fees paid by EMI in 2005 with respect to such lease were approximately $125,720 out of which approximately $56,120 were paid to Control Centers. The leased property is adequate for EMI's needs in the foreseeable future.

     Elscint leases approximately 4,929 square feet of office space in Tel Aviv, Israel for its management and administration activities of which approximately 4,218 square feet are leased from Control Centers. The lease agreements expired in July-August 2005, however, Elscint continues to lease the office space on the same terms. The aggregate rental fees paid by Elscint in 2005 with respect to such lease were approximately $100,000 out of which approximately $65,000 were paid to Control Centers. The leased property is adequate for Elscint's needs in the foreseeable future.

     InSightec leases its main office and research and development facilities, located in Tirat Carmel, Israel, pursuant to a lease that expires in August 2010, with an option to renew the lease for up to five years. InSightec occupies approximately 52,000 square feet in Tirat Hacarmel and Or-Yehuda, with an option to lease another 13,520 square feet. Total annual rental expenses under these leases are $700,000. The leased property is adequate for InSightec's needs in the foreseeable future.

     Mango leases from May 2005 approximately 2,700 square feet of office space in Tel Aviv, Israel, from Europe-Israel. The aggregate rental fees paid to Europe-Israel in 2005 were approximately $44,000 (approximately NIS 196,000).

ITEM 4A. UNRESOLVED STAFF COMMENTS.

     Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

OVERVIEW

     Our revenues from the sale of real estate assets are recognized upon consummation of the sale of real estate and/or the investments (see also below revenue recognition). Our revenues from shopping and entertainment centers derive primarily from leasing assets and management fees, both recognized pro rata over the respective term of the lease and/or the management services provided. Our revenues derive also from ownership of hotels owned by Elscint, which revenues are recognized upon performance of service. Operating lease fees, gradually received over the period of the lease, are recognized as revenues by the straight-line method throughout the period of the lease. In December 2005, we sold all of our holdings in the company holding one of our hotels in London, which was the subject of a long term lease agreement, and we are therefore no longer party to the long term lease. Revenues from sale of medical products are recognized provided the following factors are fulfilled: there exists persuasive evidence of an arrangement; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectibility is reasonably assured. As to arrangements with multiple deliverables, revenue thereform will be recognized while consideration is allocated by and between the various items of the agreement.

     Our functional currency is NIS, and our financial statements are prepared in accordance with Israeli GAAP. Israeli GAAP and U.S. GAAP differ in certain respects, which are summarized in detail in Note 25 to our consolidated financial statements included in Item 18 below.

     Because our revenues and expenses are recorded in various currencies, our results of operations are affected by several inter-related factors, including the ratio between the value of the operational and functional currencies of the Company and the timing and amount of the devaluation of the Israeli currency compared to other functional currencies. For additional information relating to the impact of fluctuation on currency exchange rates, see "- Critical Accounting Policies and Estimates - Functional Currency of Investee Companies" below.

     Financial data included in this discussion were derived from our consolidated financial statements and analyses based on our general accounting records and published statistical data. Such financial data have been rounded to the nearest thousand. For convenience purposes, financial data 2005 presented herein for the fiscal year ended December 31, 2005, have been translated into dollars using the representative exchange rate on December 31, 2005 of NIS 4.603 = $1.00.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     GENERAL

     The following discussion should be read in conjunction with our consolidated financial statements included in Item 18 and the accompanying Notes thereto ("Consolidated Financial Statements").

     A "critical accounting policy", is one that (i) is important to the portrayal of an entity's financial condition and results of operations and (ii) requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe that our critical accounting policies, estimates and assumptions, the impact of which are material to our financial condition or operating performance, or the nature of which are material because of the level of subjectivity and judgment necessary for highly uncertain matters, are those described below.

     The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in Israel ("Israeli GAAP") requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate, on an on-going basis, our estimates, including, but not limited to, those related to impairment of real estate assets and investments, investments in non-marketable securities, allocation of the consideration within a business combination, assessment of the probable outcome of litigation matters in which we are involved and other contingent liabilities, allowance for doubtful debts, determination of subsidiaries' functional currency, revenue recognition, current and deferred taxes and capitalization of costs. We base our estimates on past experience, on professional advice or on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments as to the carrying values of assets and liabilities that are not readily apparent from other sources. In preparing the consolidated financial statements and forming our estimates and judgments with respect to certain amounts included therein, we have utilized available information including, among other factors, our past history as above mentioned, industry standards and the current economic environment, while giving due consideration to materiality. It is possible that the ultimate outcome, as anticipated by us in formulating our estimates inherent in these consolidated financial statements, will either not materialize or prove to be substantially different. Moreover, application of the critical accounting policies described below involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, the actual outcome could differ from these estimates. Other companies may use different estimates, which may have an impact on the comparability of our results of operations to those of companies in similar businesses.

     Issues regarding our consolidated financial statements, that (i) in accordance with Israeli GAAP, are subject to considerable judgment; and (ii) involve critical assumption and estimates, are in general similar to those under U.S. GAAP, except for the accounting treatment regarding derivative financial instruments embedded within non-derivative instruments, in accordance with SFAS No. 133 and the accounting for stock - based compensation, in accordance with APB 25 described below.

     IMPAIRMENT AND DEPRECIATION OF REAL ESTATE PROPERTIES, DEVELOPMENT ASSETS

     We evaluate the existence of any other-than-temporary decline, and hence, the need for an impairment loss on our real estate assets (operating or under construction), when indicators of impairment are present. Our evaluation is based, on the higher of (i) our estimated selling price in the open market or
(ii) the estimated value-in-use, based on discounted operational cash flows (before interest and income tax charges), expected to be generated by those assets ("cash flows"; and collectively - "recoverable amounts").

     Fair value estimates represent the best estimates based on industry trends, market rates, prices and transactions. Our value-in-use estimation involves estimating the future cash flows expected to be derived from continuing use of the assets and from their ultimate disposal. Such value is based on reasonable and supportable assumptions as well as on historical results adjusted to reflect our best estimate of future market and economic conditions that we believe will exist during the remaining useful life of the assets. The discount rate used in measuring the value-in-use estimation reflects economic environment risks, current market assessments regarding the time value of money, industry risks as a whole and risks specific to the assets, and is the return that investors would require if they were to choose an investment that would generate cash flows of amounts, timing and risk profile equivalent to those that the enterprise expects to derive from the assets. Such rate is generally estimated from the rate implied in current market transactions for similar assets. When an asset-specific-rate is not directly available in the market, we use a substitute rate to estimate the discount rate, by evaluating, as much as possible, a market assessment of: (a) the time value of money for the periods through the end of the assets' useful life; and (b) the possible risk that future cash flows will differ in amount or timing from estimates.

     Based on our estimates of future cash flows, our real estate assets were determined to be recoverable, with the exception of the provisions for impairment made by us in previous and current years. As for the current and accumulated provisions for impairment loss - see Notes 10A. 10C. and 19L. to our Consolidated Financial Statements.

     The recognition of an impairment to property and the potential impairment calculation are subject to a considerable degree of judgment, the results of which, when applied under different principles or different conditions or assumptions, are likely to result in materially different amounts and could have a material adverse impact on our consolidated financial statements. The evaluation of future cash flows expected to be generated by each property is subject to significant uncertainty in the estimation of future income and expenses of each hotel's and/or each shopping and entertainment center's operations, and the future capital expenditures. In preparing these projections, we make a number of assumptions concerning market share of the asset, benchmark operating figures such as occupancy rates, average room rate (in respect of hotels), rental and management fees rates (in respect of the shopping and entertainment centers), collection rates, market prospects, industry labor cost prospects, operating efficiency of the management companies and the scope of maintenance and other operating expenses. as well as the value of similar real estate assets in the approximate area of our real estate assets having similar zoning and planning status to our real estate assets.

     Depreciation of real estate is based on the estimated useful life of the property (50 years, in respect of shopping and entertainment centers and 67 or 95 years, as the case may be, in respect of hotels), using the straight-line method. Changes in our estimates regarding the expected economic useful life of our assets might significantly affect our depreciation expenses.

     Under different assumptions or conditions, the asset impairment analysis or the depreciation rates may yield a different outcome, which may alter the impairment analysis on our assets, as well as the gain or loss on the eventual disposition of the assets.

     For information on the material differences between Israeli GAAP and US GAAP relating to impairment of real estate assets and/or investments in investee companies - see subsections A8. and A9. to Note 25 to our consolidated financial statements. In accordance with U.S GAAP, we should also use critical estimates by determining the useful life of each group of assets. An indication that an asset may be impaired may sometimes indicate that the remaining useful life, the depreciation rates or the residual value for the asset, needs to be reviewed and adjusted under accounting standards applicable to the asset, even if no impairment loss is to be recognized for the asset and vice versa.

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

     We evaluate impairment on individual investments in our portfolio when an investment has experienced a sustained decline in fair value below the carrying amount as of the date of evaluation. Investments identified as having an indicator of impairment are subject to further analysis to determine if the investment is other-than-temporarily impaired, in which case we write the investment down to its impaired value. However, for non-marketable equity securities, the impairment analysis requires significant judgment to identify events or circumstances that are likely to have a significant adverse effect on the fair value of the investment. The indicators that we use and factors we consider in order to identify those events or circumstances include, but are not limited to the following: (a) the investee's revenue and earnings relative to predefined milestones and overall business prospects which may indicate a significant under-performance of historical or projected operating results or under-achievement of business plan objectives and milestones; (b) the technological feasibility of the investee's products and technologies; (c) the general market conditions in the investee's industry or geographical area, including adverse regulatory or economic changes or a significant adverse industry or economic trend; (d) factors relating to the investee's ability to remain in business, such as the investee's liquidity, debt ratios, burn rate of the investee's cash and the general financial condition and prospects of the investee, including obtaining funding at a valuation lower than our carrying amount or which requires a new round of equity funding to stay in operation when funding does not appear imminent; (e) the value of each ownership interest in relation to the carrying amount and the length of time during which that value has experienced a decline; (f) the volatility inherent in the external markets for these investments; and (g) several other relevant factors and indicators. In such case, we presume that the investment is other-than-temporarily impaired, unless specific facts and circumstances indicate otherwise. In cases where securities of an investee are traded in the market, our evaluation is based principally on the shares' market price and the trends thereof. These evaluations are subjective in nature. A permanent decline in value results in a charge, reducing the carrying amount of the investment to its fair value.

     Since market conditions and other parameters, which affect the recoverable amount, vary from time to time, the recoverable amount may not be adequate on a date other than the date the measurement was done (which is close to the balance sheet date). Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to generate the anticipated cash flow from holding the investee company and recover the carrying amount of the investments, thereby possibly requiring an impairment charge in the future not previously recorded.

     For the current and accumulated provisions for impairment loss - see Notes 9A.(1) c. (3) to our Consolidated Financial Statements.

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

     See also Note 17B, 17C. and 24A, B and D to our Consolidated Financial Statements.

     B. We examine, on an ongoing basis, the volume of credit extended to our customers in the ordinary course of business (including long term loans to third parties, in line with and regarding our business) and accordingly, record a provision for doubtful debts based on those factors affecting credit risks, based upon our best judgment. We periodically evaluate the quality and value of loans granted by us to various third parties in the ordinary course of business, taking into consideration the security that was provided, the term of the loans and our past experience with these third parties. If our estimate of collectibility differs from the cash received, the timing and amount of our reported results of operations could be adversely affected.

     FUNCTIONAL CURRENCY OF INVESTEE COMPANIES

     In preparing our consolidated financial statements, we are required to evaluate the functional currency of certain subsidiaries operating outside of Israel (especially in central Europe). In principle, the functional currency is the currency which management believes, based on qualitative criteria, reflects the economic nature of the events and circumstances relevant to the operating subsidiary ("investee") or currency that is extensively used in or has a significant effect on its activity. The functional currency is determined based on management's judgment and involves consideration of all relevant economic factors and circumstances affecting each subsidiary (e.g., the currency of the financial environment that significantly influences management in determining, inter alia, selling prices and payment conditions, or the currency used by management for the purpose of decision making). Generally, the currency in which each subsidiary executed (denominated and settled) the majority of its financing and transactions, which include purchases, billings, collections and payments (i.e., currency in which receivables and payments from current activity are denominated and settled or in which they are retained following their conversion) and the currency in which a majority of costs pertaining to the supply of services (e.g,. payroll, maintenance, subcontractors expenses and other expenditures) are denominated and settled, may indicate the functional currency. In these instances, the nature of the subsidiary's operations must also be considered. A significant change in the financial environment, or in the foregoing factors in whole or in part, may require management to re-assess its determination of the functional currency.

     When any subsidiary's functional currency is deemed to be other than the reporting currency, then any gain or loss associated with the translation of that subsidiary's financial statements, for consolidation purposes, is charged directly to a separate item in the shareholders' equity, namely "cumulative foreign currency translation adjustments". Exchange rate differences on net monetary items included in the subsidiary's financial statements which are denominated in, or linked to, currencies other than the functional currency, are recorded directly to the statements of operations. See also "Item 11. Quantitative and Qualitative Disclosure About Market Risks - Exchange Rate Exposure" and "Exposure to Net Investment Value of Foreign Entity"" below.

     In the event the functional currency changes into a currency other than the local one, the amount of the foreign currency translation adjustment and/or the net income in each reported year following the date the change was implemented could be materially affected (see below).

     As described in Note 2A.(3)(iii) to our consolidated financial statements, several countries, among them Hungary, Poland and the Czech Republic (countries in which the majority of our operations in the field of shopping and entertainment centers is concentrated), joined the European Union on May 1, 2004. The joining countries undertook to manage an economic policy which conforms to certain monetary and regulatory targets, aiming at the implementing required conditions for the adoption of the Euro as the country's legal currency. Prior to their joining, those countries took significant actions pertaining thereto, such as: altering their monetary and fiscal policies, including full liberalization of their currency regimes and lifting of foreign currency controls (such as liberty to transact, transfer and execute payment in foreign currency, allowing free trading in the local currency abroad, lifting of the restrictions on transferring foreign currency abroad, allowing free unlimited trading in foreign securities, reporting, etc.). As a result, our subsidiaries, which are incorporated and operate in Hungary, Poland and the Czech Republic (the "Companies") deemed it necessary to reconsider their settlement currency with lessees ("Settlement Currency"), the nature and scope of protection of the value of their financial assets and liabilities, their currency risk management policy, etc. In light of the foregoing and concurrently therewith, the Companies reconsidered their operational and measurement currency. According to the nature of the Companies' operations and the changes in the economic environment in which they operate, and in accordance with Israeli and U.S. Standards, we are of the opinion that as and from April 1, 2004, the Euro, rather than the local currency, more adequately reflects the business condition and the results of operations (transactions) of the Companies, affecting the management policy and decision-making processes as well as the transactions (revenues and cost of acquisition/construction of assets), the scope and prices thereof, the currency risk policy and the financing operations thereof. Accordingly, the Euro serves as the functional currency of the Companies starting from April 1, 2004.

     For information on currencies involved in our global operations, see "Item
11. Quantitative and Qualitative Disclosure About Market Risks - Table I - Foreign Currency Risks" below.

     REVENUE RECOGNITION

     Revenue recognition in the image guided treatment segment:

     Revenue recognition criteria. InSightec recognizes revenue from sales of the ExAblate 2000 in accordance with SAB 101, as amended by SAB 104 when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services has been rendered, (iii) the price is fixed or determinable and (iv) collectibility is reasonably assured. InSightec's sales arrangements with customers may include a number of elements or multiple deliverables that represent individual units of accounting. These deliverables typically consist of system sales, installation at the customer's site and training.

     For these arrangements, we implement the guidance in EITF No. 00-21 "Revenue Arrangements with Multiple Deliverables". The principles and guidance outlined in EITF No. 00-21 provide a framework to (a) determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and (b) determine how the arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. Each of these deliverables in the arrangement represents individual units of accounting if the delivered system has (i) value to the customer on a stand-alone basis; and (ii) objective and reliable evidence of fair value exists for the installation and training. The arrangements generally do not contain a right of return of the delivered system. Typically, the deliverables are considered separate units of accounting when there are independent third parties who can render the installation and training services. InSightec determines fair value for those services based on the prices required by third parties for the undelivered elements (i.e., installation and training) when they are sold separately. Currently, InSightec does not have fair value for the system sold. Therefore, InSightec uses the residual method to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered item equals the total arrangement consideration less the aggregate fair value of the undelivered items. Assuming all the abovementioned criteria for revenue recognition have been met, InSightec recognizes revenue for system sales when delivery occurs and recognize revenue for installation and training when the services are rendered.

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

     Revenue related to separately priced service contracts is recognized ratably over the service period. All costs associated with the provision of service and maintenance, including salaries, benefits, travel, spare parts and equipment, are recognized in cost of revenues as incurred.

     Warranty costs. Accrued warranty costs are calculated in respect of the warranty period on InSightec's products, which is generally one-year. InSightec's warranty reserves is based on its best estimate of the amounts necessary to settle future claims on products sold as of the balance sheet date, based on contractual warranty rights and its accumulated experience with regard to service of its products. InSightec may need to revise or reconsider its estimates in the future based on its additional accumulated experience, over time, with respect to warranty claims. To date, InSightec's warranty reserve has been minimal and InSightec's warranty costs have not exceeded this reserve.

     Revenue recognition from sales of real estate assets and investments:

     The Company recognizes gain on sales of real estate assets and investment properties when a sale has been consummated, the buyer's initial and continuing investment is adequate to demonstrate commitment to pay, any receivable obtained is not subject to future subordination and the usual risks and rewards of ownership have been transferred.

     As described in Note 9B. (3) to our consolidated financial statements, we have entered into several sale agreements with Klepierre and Dawny Day for the sale of our shopping and entertainment centers portfolio. In the framework of these sale agreements we took upon ourselves to have continuing involvement in the form of a guarantee of a return on the buyer's investment for limited period or in a limited amount, profit is recognized when there is reasonable assurance that total estimated future rent receipts will cover operating expenses and debt service including payments due the buyer under the terms of the transaction. In making this determination, total estimated future rent receipts of the property are reduced by a reasonable safety factor, unless the amount so computed is less than the rents to be received from signed leases. For the Company, these conditions are usually fulfilled at the time of sale.

     If, according to the terms of the transaction, the Company will participate in future profit from the property without risk of loss, and the transaction otherwise qualifies for profit recognition under the full accrual method, the contingent future profits are recognized when they are realized.

     ACCOUNTING FOR INCOME TAXES

     As part of the preparation of our Consolidated Financial Statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves an estimate by us of our actual current tax exposure, together with assessing temporary differences resulting from different treatment of items, for tax and accounting purposes. These differences result in deferred tax assets and liabilities that are included in our balance sheet. Considerable management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We evaluate the weight of all available evidence to determine whether it is probable that some portion or all of the deferred income tax assets could be realized. As of December 31, 2005 we recorded a valuation allowance for substantially all of our deferred tax assets (net, after provisions) primarily consisting of certain net operating losses, as well as other temporary differences between book and tax accounting, (see Note 16F. to our consolidated financial statements). The valuation allowance was recorded due to uncertainties surrounding our ability to utilize some or all of our deferred tax assets. In assessing the need for the valuation allowance, we consider future taxable income, the fulfillment of conditions stipulated in the certificates in respect of the "approved enterprise", the time limitations on the utilization of losses (see Note 16D. to our consolidated financial statements), and ongoing, prudent and feasible tax planning strategies. In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application and/or interpretation of complex tax laws, tax regulations, and tax treaties in respect of various jurisdiction in which we operate and which frequently vary.

     Tax authorities may interpret certain tax issues in a manner other than that which we have adopted. Should such contrary interpretive principles be adopted upon adjudication of such cases, our tax burden of the group may be significantly increased. If the realization of deferred tax assets in the future is considered probable, an adjustment to the deferred tax assets would increase net income during the period in respect of which such determination is made. In the event that actual results differ from these estimates or that we adjust these estimates in future periods, we may incur additional taxes, which could materially affect our financial position and results of operations. We have recorded liabilities for anticipated tax issues based on our estimate of whether, and the extent to which, we may become subject to additional tax payments. If we ultimately determine that payment of these amounts is unnecessary, we will reverse the liability and recognize a tax benefit during the period of the determination. As to tax issues affecting our U.S. subsidiary
- see Note 16B.(2) to our consolidated financial statements.

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

     The allocation of the proceeds in respect of properties sold at an aggregate amount ("package"), is based on an estimate of the fair value of each asset sold and on the basis of the provisions stipulated in the sale agreements. A different method of allocation may cause additional liabilities and/or expense. We believe that our estimates used as the basis for this allocation of proceeds is reasonable under the circumstances. Certain foreign group companies have received final tax assessments for the years through 1999, while others have not been assessed since their incorporation. See, in addition, Note 17C.(5) to our consolidated financial statements. Tax authorities may, at this stage, challenge our tax strategy, and thus our income or loss for tax purposes could be significantly affected, so that our tax expenses (current and deferred) may, therefore, increase, Furthermore, our tax strategy might be impacted by new laws or rulings.

     CAPITALIZATION OF COSTS (TANGIBLE AND INTANGIBLE)

     We capitalize direct acquisition, construction and development costs, including initiation, pre-development and financing costs, as well as property taxes, insurance, and indirect allocated project costs, that are associated with the acquisition, development or construction of real estate projects, as and from the pre-acquisition stage until the time that construction of such real-estate project is completed and its development is ready for its intended use, in accordance with Statement of Financial Accounting Standards ("SFAS") No.
67. Our cost capitalization method requires the use of management estimates regarding the fair value of each project component. We base our estimates on replacement costs, existing offers, past experience and other various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the fair market value of real estate assets. Management estimation is also required in determining whether it is probable that a real estate project in its pre acquisition stage or in its early stage would be executed. Actual results may differ from these estimates and anticipated returns on a project, as well as the gain or loss from disposition of individual project components, could vary significantly from estimated amounts. We are actively pursuing acquisition opportunities although no assurance can be provided as to which opportunity will succeed. Costs previously capitalized that relate to (i) an abandoned development opportunity;
(ii) a project not reasonably expected to materialize; or (iii) a project the expected economic benefit of which is doubtful, are written off and charged to the statement of operations.

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

CRITICAL ACCOUNTING POLICIES WHICH EFFECT OUR U.S GAAP RECONCILIATION NOTE:

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

     In August 2005, the Israel Accounting Standards Board ("IASB") published Standard - No. 24 - "Share-Based Payment" ("Standard No. 24"). The objective of Standard No. 24 is to specify the principles of financial reporting by an entity where it enters into a share-based payment transaction. In particular, it requires an entity to reflect in its profit or loss and financial position, the effects of share-based payment transactions, including expenses associated with transactions in which stock options are granted to employees. For equity-settled share-based payment transactions, we should measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot reliably be estimated. If so, we should measure their value, and corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted, by measuring their fair value at the measurement date, based on market prices if available. If market prices are not available, fair value of the equity instruments granted should be estimated using a valuation technique consistent with generally accepted valuation methodologies for pricing financial instruments, taking into account the terms and conditions upon which those equity instruments were granted. For transactions with employees and others providing similar services, the fair value of the transaction should be measured directly by reference to the fair value of the equity instrument granted, at the date of grant.

     As for the impact of this standard on our 2005 consolidated financial statements, on our reported results for the first quarter of 2006 and on the 2006 consolidated financial statements, see Note 2X. (ii) to our consolidated financial statements included in Item 18 below.

RECENTLY ISSUED ACCOUNTING STANDARDS

     For information on recently issued accounting standards under US GAAP, see
Note 25 A. to our consolidated financial statements.

     For information on recently issued accounting standards under Israeli GAAP, see Note 2 X. to our consolidated financial statements.

A.   OPERATING RESULTS

PRESENTATION METHOD OF STATEMENT OF OPERATIONS AND THE CHANGE THEREOF

     Significant recent global changes, particularly in the real estate business in which we operate, enable us to utilize our relative advantage in such field of operation. Such changes include, among others, a decrease in commercial assets' long-term yield rates; low short term interest rates, geo-political evolutions including rapid financial progress in developing markets and transformation thereof to much more readily accessible geographical targets. Concurrently with such changes and consequently thereto, a significant increase was noted in the quest for real assets, both by private, as well as by institutional investors, pension funds, REIT funds, and others. The above mentioned global changes together with the completion of the July 2005 transaction between PC and Klepierre, (See "Item 10. Additional Information - Material Contracts - Shopping and Entertainment Centers" below), led the management to reexamine our nature of activity while attempting to strategically alter its business. The core of such change is expressed in evolving the major part of our business activities from the entrepreneurship, development and operation of various commercial real estate assets in the medium to long term, into the entrepreneurship and development of such assets supported by short term management and operation activities with the principal objective of founding and stabilizing the assets for their sale, as closely as possible to completion of construction, and/or into the construction of assets under pre-sale development agreements executed with third parties (such as investment or management companies on the basis of turnkey construction agreements). This new business model is intended to reap the advantages of our strengths and expertise in the entrepreneurship and development of projects, rather than investing precious financial and manpower resources for the operation of its assets for the long term. The reexamination resulted in redefinition of the our operational and business model so that sales of its operational assets are included therein, whereas during previous reporting periods such sales and the results thereof were excluded from our operational results.

     Following the consummation of the various "exit" transactions which commenced during 2004 and continued in 2005, and as a result of the change to our business model as specified above, our management believe that the historical presentation format of our statement of operations ("Multiple - step form") is no longer a meaningful measure and presentation of our business activities, nor does it optimally reflect same. Our management believes that all costs and expenses (including selling and marketing, general and administrative as well as finance costs) should be considered as continuously contributing to obtaining overall income and profits, and that any attempt to classify only part of the expenses directly to the income revenues, may be construed as artificial. Management also believes that splitting such operational costs, to separate items such as "cost of sale", "selling and marketing costs", and "general and administrative expenses", is not meaningful to us, as we are a diversified company (containing a wide range of different activities), but rather an alternative classification should be applied which recognizes two types of costs: (i) those directly related to the sales; and (ii) overhead expenses which serve the business in general and are to be determined as general and administrative expenses. Moreover, distinction between those costs which are or are not taken into account in determining the gross profit, requires significant discretion, often entailing inconsistent and insufficiently reliable accounting classification.

     Accordingly, we have adopted a new method for the presentation of our consolidated statement of operations reports, whereby all expenses are presented in one group, which is deducted as a whole from the total revenues which are also represented in one group ("Single - Step Form"), as opposed to the previous presentation, used through the previous reporting period ("Multiple - Step Form"). Accordingly, expense items were classified - as part of such change - by differentiating those costs directly relating to each income, and those which serve the business in general.

     In the view of our management, this new method of presentation more adequately and suitably reflects the nature of our operations on a consolidated basis, in the light of our modified strategy and goals. Comparative figures for the previous accounting years have been reclassified accordingly.

     The following table presents for the periods indicated the statements of operation of EMI for the years period the last of which ended December 31, 2005:

                                                        2005
                                                      Reported
                                                    Convenience     2005       2004       2003
                                                    Translation   Reported   Reported   Adjusted
                                                    -----------   --------   --------   --------
                                                       $'000             (In Thousand NIS)
REVENUES
Sale of real estate assets and investments, net        61,191     281,661     131,921         --
Commercial centers operations                          31,057     142,957     311,893    347,056
Hotels operations and management                       58,670     270,057     218,365    189,205
Sale of medical systems                                16,449      75,713      44,049         --
Realization of investments                                425       1,958      16,415     45,129
Other operational income                                9,648      44,409      13,238     13,495
                                                      -------     -------     -------   --------
                                                      177,440     816,755     735,881    594,885
                                                      -------     -------     -------   --------
COSTS AND EXPENSES
Commercial centers operations                          34,248     157,640     271,392    257,913
Hotels operations and management                       56,331     259,293     207,152    188,672
Cost and expenses of medical systems operation         10,771      49,577      26,039      8,720
Other operational expenses                             10,166      46,793       3,655      3,510
Research and development expenses, net                 12,796      58,899      38,158     43,719
General and administrative expenses                     8,025      36,939      43,627     42,144
Share in losses of associated companies, net            2,613      12,028      15,968     20,951
Financial expenses, net                                26,574     122,321      53,569    211,821
Other expenses, net                                    12,406      57,106      51,428     10,477
                                                      -------     -------     -------   --------
                                                      173,930     800,596     710,988    787,927
                                                      -------     -------     -------   --------
PROFIT (LOSS) BEFORE INCOME TAXES                       3,511      16,159      24,893   (193,042)
Income taxes (tax benefits)                             1,694       7,798      15,804    (20,217)
                                                      -------     -------     -------   --------
PROFIT (LOSS) AFTER INCOME TAXES                        1,816       8,361       9,089   (172,825)
Minority-interest in results of subsidiaries, Net      15,922      73,287      27,448     48,671
PROFIT (LOSS) FROM CONTINUING OPERATIONS               17,738      81,648      36,537   (124,154)

Profit from discontinued operations, net                1,285       5,917       6,810     12,073
Cumulative effect of accounting change at the
   beginning of the year                                 (135)       (622)         --         --
                                                      -------     -------     -------   --------
NET INCOME (LOSS)                                      18,888      86,943      43,347   (112,081)
                                                      =======     =======     =======   ========

FISCAL 2005 COMPARED TO FISCAL 2004

     Most of our businesses, which operate in various countries, report their operational results in their functional currency, being other than NIS (our reporting currency). We translate our subsidiaries' result of operations into NIS based on the average quarterly exchange rate of the functional currency against the NIS. Therefore, a devaluation of the NIS against each functional currency would cause an increase in our reported revenues and the costs related to such revenues in NIS while a revaluation of the NIS against each functional currency would cause a decrease in our revenues and costs related to such revenues in NIS.

     Revenues

     Total consolidated revenues for 2005 were NIS 816.8 million ($177.4 million) compared to NIS 735.9 million for 2004, an increase of NIS 80.9 million, or 11%.

     Revenues from sale of real estate assets and investments, net, for 2005 were NIS 281.7 million ($61.2 million) compared to NIS 131.9 million in 2004.

     Revenues from sale of real estate assets and investments in 2005 were derived from (i) sale of four Polish shopping and entertainment centers to Klepierre in July 2005, which contributed net revenue of NIS 166.4 million; (ii) purchase price adjustment to the sale transaction of 12 Hungarian shopping and entertainment centers to Klepierre in July 2004, which contributed net revenues of NIS 53.4 million ($11.6 million); (iii) sale of four Hungarian shopping and entertainment centers to Dawney Day in April 2005, which contributed net revenues of NIS 3.5 million ($0.8 million); and (iv) sale of our interest (30%) in Shaw in December 2005, which contributed net revenues of NIS 58.4 million ($12.7 million).

     Revenues from sale of real estate assets and investments in 2004 derived from the sale of twelve Hungarian shopping and entertainment centers to Klepierre in July 2004.

     For further elaboration of these transactions see "Item 10. Additional Information - Material Contracts - Shopping and Entertainment Centers" below.

     Revenues from shopping and entertainment centers operations in 2005 were NIS 143.0 million ($31 million) compared to NIS 311.9 million in 2004, a decrease of NIS 168.9 million or 54%. Such decrease resulted mainly from (i) the sale of the activities of 12 shopping centers in Hungary, which were sold to Klepierre Group at the beginning of the third quarter of 2004 and which did not contribute any revenues in 2005 in comparison with NIS115.5 million in the first half of 2004; (ii) the sale of the activities of four operational centers in Hungary which were sold to Dawny Day at the beginning of the second quarter of 2005, which contributed revenues of NIS 11.5 million ($2.5 million) in first quarter 2005 compared to NIS 46 million in 2004; and (iii) the sale of the activities of four operational centers in Poland which were sold to Klepierre at the beginning of the third quarter of 2005 and which contributed revenues of NIS
40.0 million ($ 8.7 million) in the first half of 2005 compared to NIS 60.0 million in 2004.

     Revenues from our hotel operations and management for 2005 were NIS 270.1 million ($58.7 million) as compared to NIS 218.4 million for 2004, an increase of NIS 51.7 million or 23.7%. The increase in revenues in the hotel division resulted primarily from the commencement of operations of the Riverbank Park Plaza Hotel in April 2005, which contributed additional revenues of NIS 39.1 ($8.5 million) in 2005; from an increase in revenues from the operations of Victoria London hotel mainly attributed to higher occupancy rate and higher average room rate; and from an increase in revenue from the Centerville apartments hotel in Bucharest mainly attributed to renovation and commencement of operations of an additional 60 apartments during 2005.

     Revenues from InSightec's sale of medical systems in fiscal 2005 were NIS
75.7 million ($16.4 million) as compared to NIS 44.0 million in 2004. The sales in fiscal 2005 represent sales of 15 "ExAblate 2000" Systems as compared to 10 systems in 2004.

     Revenues from realization of investments in 2005 were NIS 2.0 million ($
0.4 million) which were attributed to additional proceeds received from the sale of our interest in Algotech in November 2003 as compared to NIS 16.4 million in 2004 which were attributed to gain deriving from decrease in shareholding of our interest in InSightec amounting to NIS 13.0 million and certain additional proceeds received from the sale of Algotech amounting to NIS 3.4 million.

     Revenues from other operational income in 2005 were NIS 44.4 million ($9.6 million), out of which NIS 31.8 million ($6.9 million) being revenues from the operation of Mango which was acquired in May 2005 and NIS 12.7 million ($2.7 million) representing lease of assets, as compared to NIS 13.2 million in 2004, all of which deriving from lease of assets.

     Profits before Income Taxes

     SET FORTH IS AN ANALYSIS OF OUR PROFITS BEFORE INCOME TAXES AND THE ANALYSIS OF THE DECREASE IN OUR PROFITS BEFORE INCOME TAXES FROM NIS 24.9 MILLION IN 2004 TO NIS 16.2 MILLION ($3.5 MILLION) IN 2005:

     Profit from the sale of real estate assets and investments is presented net, after cost of assets or investments sold, therefore; the profits from such sales are equal to the revenues derived therefrom.

     Costs and expenses from shopping and entertainment centers operations less revenues from shopping and entertainment centers in 2005 was NIS 14.7 million ($
3.2 million) compared to revenues from shopping and entertainment centers operations less costs and expenses related to such revenues in 2004 of NIS 40.5 million. This decrease was attributable mainly to a decrease in the revenues of the shopping and entertainment centers as a result of the project sales described above. The decrease in revenues was not followed by a matching decrease in other operational expenses related to the shopping and entertainment centers operations (i.e., initiation, selling & marketing as well as general and administrative expenses).

     Revenues from hotel operations less costs and expenses related to such revenues in 2005 was NIS 10.7million ($ 2.3 million) compared to NIS 11.2 million in 2004. This decrease is attributable mainly to the fact that the Riverbank Hotel which commenced operation in April 2005 was not operating on a full-scale basis while its fixed expenses (e.g. property tax, insurance, depreciation, etc.) corresponded to full-scale operations of such hotel resulting in losses of approximately NIS 12 million ($2.6 million) from this hotel which are typical to hotel in its preliminary stages of operation. Such losses were partially offset by an increase in profits of the Centerville apartments hotel in Bucharest and the Victoria London Hotel.

     Revenues from sale of medical systems less costs and expenses related to such revenues in 2005 was NIS 26.1millions ($ 5.7 million) compared to NIS 18.0 million in 2004. This increase is attributable mainly to a growth in sales, as described in preceding paragraphs, offset by increase in selling and marketing expenses and general and administrative expenses attributable to sale of medical systems from NIS 16.2 million in 2004 to NIS 30.2 million ($ 6.6 million) in 2005. This increase in selling and marketing expenses was attributable to InSightec's extensive efforts and resources devoted to expand its scope of sales and the increase in general and administrative expenses attributable to an increase in InSightec's headquarters personnel in order to expand InSightec's activities.

     Profit from realization of investments is presented net, after cost of the investments sold and therefore the profit from such item is equal to the revenues derived therefrom.

     Costs and expenses from other operational income less revenues from other operational income in 2005 was NIS 2.4 million ($ 0.5 million) compared to revenues from other operational income less costs and expenses related to such revenues in 2004 of NIS 9.6 million. which include the following: (i) revenues of Mango less costs and expenses of Mango of NIS 4.4 million ($1.0 million);
(ii) project initiation expenses of NIS 7.8 million ($1.7 million) mainly relating EMI's tender offer to participate in Israel's Channel 2 broadcasting; and (iii) revenues from lease of assets less costs and expenses of related to such revenues was NIS 9.8 million ($2.1 million). Revenues from other operational income in 2004 less costs and expenses related to such revenues resulted from lease of assets and amount of NIS 10.0 million.

     Research and development expenses, net in 2005 totaled NIS 58.9 million ($12.8 million), after deducting NIS 3.9 million ($0.8 million) granted by the Israeli Office of the Chief Scientist ("OCS"), compared to NIS 38.2 million in 2004, after deducting NIS 7.7 million granted by the OCS. All research and development expenses derived from InSightec's operations. InSightec expanded its scope of research and development in 2005 to new applications of the ExAblate 2000 systems as well as costs related to the developing of new systems.

     General and administrative expenses decreased in 2005 to NIS 36.9 million ($8 million) from NIS 43.6 million in the previous year. This decrease is attributed mainly to a decrease in legal and other professional fees including, inter alia, a one-time write off of a provision previously recorded for such expenses as well as a decrease in headquarters salary expenses. General and administrative expenses include corporate executive, administrative, legal and accounting activities, rental expenses and professional fees. General and administrative expenses related directly to EMI's operations are included in the cost and expenses of same operations, in accordance with the Single - Step Form, as described above.

     Share in losses of associated companies, net, totaled NIS 12.0 million ($2.6 million) in 2005, compared to NIS 16.0 million in 2004. Such losses are attributable mainly to EMI's share in losses resulted from the operations of our venture capital investments: Gamida, Olive and Easyrun, partially offset by net income deriving from Ercorner (the company holding the Dream Island project).

     Finance expenses, net increased to NIS 122.3 million ($26.6 million) in 2005 from NIS 53.6 million in 2004. Such increase resulted from a combination of the following factors:

     - In 2005, EMI had an exchange rate differences loss of NIS 20.2 million ($4.4 million) as compared to an exchange rate differences gain of NIS
          87.8 million in 2004 which was attributable to:

          (i) In 2004, our shopping and entertainment centers segment recorded an exchange rate differences gain of NIS 76.8 million, generated mainly by the significant re-valuation (5%) of the Hungarian Forint in Hungary (which until April 1, 2004 was the functional currency of the operations in that country), in relation to the Euro, which is the currency used in financing these activities. This compares to PC's exchange rate differences losses in 2005 which amounted to NIS 2.1 million, since the Euro is both the functional currency of PC's subsidiaries and the currency of its monetary net assets. In addition, in 2005, we had an exchange rate differences loss of NIS 12.6 million which resulted mainly from the Arena shopping and entertainment center in Israel as a result of an evaluation of the US dollar against the NIS which constitute Arena's functional currency;

          (ii) Our hotel segment (mainly its Romanian subsidiary) accrued exchange rate differences loss amounting to NIS 6.0 million ($1.3 million) in 2005 compared to exchange rate differences gain of NIS 17.4 million in 2004, attributed to the fluctuations of the US dollar against the Romanian Lei, being the subsidiary's functional currency;

          (iii) In 2005, we recorded an exchange rate differences loss of NIS
               10.3 million ($ 2.2 million), which is attributable to corporate loans provided to us in foreign currencies (mainly the US dollar) against the NIS. This compares to an exchange rate differences gain of NIS 13.0 million in 2004; and

          (iv) An increase in our exchange rate differences gain from cash and bank deposits to NIS 10.8 million in 2005 ($ 2.3 million), compared to an exchange rate differences loss of NIS 19.4 million in 2004.

     - In fiscal 2005, we incurred interest expenses and a gain/loss from forward transactions of NIS 102.1 million ($22.2 million) as compared to NIS 141.4 million in 2004, which was attributable to the following:

          (i)  In 2005, we recorded a gain from a forward transaction of NIS
               14.7 million ($3.2 million) compared to a loss from such transaction of NIS 14.9 million in 2004; Such forward transactions were designed in order to hedge payments or proceeds that should have been paid or received in other currencies and which for accounting purposes do not constitute hedge transactions and therefore, their results were recorded in the statement of operations;

          (ii) In 2005, our shopping and entertainment centers segment recorded interest expenses of NIS 27.3 million ($5.9 million), compared to NIS 66.4 million in 2004 mainly due to a decrease in the scope of loans following the sale of the shopping and entertainment centers;

          (iii) Our hotels segment recorded interest expenses of NIS 52.7 million ($ 11.5 million) compared to NIS 35.7 million in 2004, mainly due to the commencement of operations of the Riverbank Park Plaza hotel; and

          (iv) Interest expenses in respect of our corporate loans less interest income on our deposits increased to NIS 35.5 million ($ 7.7 million) compared to NIS 24.4 million in 2004. This increase is mainly attributable to an increase in our scope of loans and an increase in the basic LIBOR rates for all currencies.

     Other expenses, net, in 2005 totaled NIS 57.1 million ($12.4 million) compared to NIS 51.4 million in 2004. This was the result of:

               (i) In 2004 we recorded a gain of NIS 12.4 million deriving from realization of investment-type monetary balances (i.e. foreign currency exchange rates results with respect to shareholder loans provided to our investee company previously recorded directly as cumulative foreign currency translation adjustments within shareholder equity and which, as a result of a repayment of such shareholder loans, were realized into the statement of operations). In 2005 EMI did not record such a gain; and

               (ii) A provision for loss resulting from expected decline in
                    EMI's holdings in Elscint due to the probability of realization of Elscint' shares held by employees under the Elscint Incentive Plan, which was recorded prior to the consummation of the merger between EMI and Elscint, partially offset by a decrease in loss from disposition and impairment of assets and investments which in 2004 totaled NIS 64.8 million compared to NIS 46.4 million recorded in 2005 ($10 million). The assets and investments impairment in 2005 included mainly impairment of our hotels and shopping and entertainment centers and impairment of our investment in Vcon, which is one of our venture capital investment companies.

     As a result of the foregoing factors, profit before income tax totaled in 2005 NIS 16.2 million ($3.5 million), compared to NIS 24.9 million in 2004.

     Certain additional factors affecting our net profit for 2005 and 2004 included the following:

     (a) income taxes in 2005 totaled NIS 7.8 million ($1.7 million) compared to NIS 15.8 million in 2004;

     (b) minority interest in results of subsidiaries, net, totaled NIS 73.3 million ($15.9 million) compared to NIS 27.4 million in 2004, mainly resulting from an increase in EMI's share in Elscint's and InSightec's losses;

     The above resulted in profit from continuing operation totaling NIS 81.6 million ($17.7 million) in 2005, compared to NIS 36.5 million in 2004.

     (c) profit from discontinuing operations, net, totaled NIS 5.9 million ($1.3 million) in 2005, compared to NIS 6.8 million in 2004; this profit resulted mainly from the collection of receivables previously written off and to exchange rate differences income attributable to monetary assets pertaining to discontinuing operations;

     (d) cumulative effect from the application of a new accounting standard, resulted in loss of NIS 0.6 million ($0.1 million) in 2005;

     The above resulted in net profit of NIS 86.9 million ($18.9 million) in 2005, compared to NIS 43.3 million for fiscal 2004.

FISCAL 2004 COMPARED TO FISCAL 2003

     Revenues

     Total consolidated revenues for fiscal 2004 were NIS 735.9 million compared to NIS 594.9 million for 2003, an increase of NIS 141 million, or 23.7%.

     Revenues from sale of real estate assets and investments, net, for fiscal 2004 were NIS 131.9 million. There were no such transactions in 2003.

     Revenues from sale of real estate assets and investments in 2004 derived from the sale of twelve Hungarian shopping and entertainment centers to Klepierre in July 2004.

     Revenues from shopping and entertainment centers operations for fiscal 2004 were NIS 311.9 million compared to NIS 347.1 million in 2003, a decrease of NIS
35.2 million or 10%. This decrease resulted from the exclusion of the activities of 12 shopping centers in Hungary, which were sold to Klepierre at the beginning of the third quarter of 2004, which contributed revenues of NIS 115.5 in the second half of 2004 compared to NIS 219.0 million in 2003. This decrease was offset by: (i) an increase in revenues from Arena in the amount of NIS 35 million; Arena commenced partial operations in mid June 2003 while during fiscal 2004 attaining almost full scale operations; (ii) an increase revenues in the amount of NIS 7 million deriving from the opening of an additional shopping center in Hungary during 2004; (iii) an increase revenues in the amount of NIS 15 million received by the center's management company (in which EMI then held 50%) during the second half of 2004, from the 12 centers sold to Klepierre; and
(iv) an increase revenues in the amount of NIS 13 million resulting from currency fluctuations in Hungary and Poland during the fiscal year 2003.

     Revenues from hotel operations and management for 2004 were NIS 218.4 million as compared to NIS 189.2 million for fiscal 2003, an increase of NIS
29.2 million or 15%. The increase in revenues resulted from: (i) commencement of operations of the Aquotopia attraction within the Astrid Park Plaza facilities in 2004; (ii) higher occupancy rates in Victoria London and the Sherlock Holmes hotels; and (iii) renovations and operations of additional apartments in our Centerville apartment hotel in Bucharest during fiscal 2004 and higher occupancy and rental rates from this hotel.

     Revenues from InSightec's sale of medical systems in 2004 were NIS 44 Million. InSightec commenced sales during the first quarter of 2004. The sales represent sales of 10 "ExAblate 2000" Systems.

     Revenues from realization of investments in 2004 were NIS 16.4 million, compared to NIS 45.1 million in 2003. This decrease was attributable to a decrease in our shareholding in InSightec amounting to NIS 13.0 million in 2004 and NIS 20.4 in 2003, as well as additional proceeds received from the sale of our interest in Algotech totaling NIS 3.4 million in 2004 compared to gain derived from the consummation of this sale of NIS 24.7 million in 2003.

     Other operational income consists of revenues deriving from hotel leasing in 2004 of NIS 13.2 million as compared to NIS 13.5 million for 2003.

     Profits before Income Taxes

     SET FORTH IS AN ANALYSIS OF THE PROFITS BEFORE INCOME TAX: Profit from the sale of real estate assets and investments is presented in net, after cost of assets or investments sold; therefore, the profits from such sales are equal to the revenues derived therefrom.

     Revenues from shopping and entertainment centers operations less costs and expenses related to such revenues in 2004 was NIS 40.5 million compared to NIS
89.1 million in 2003. This decrease was mainly due to the sale of the activities of 12 shopping centers in Hungary, which were sold to Klepierre at the beginning of the third quarter of 2004.

     Revenues from hotel operations less costs and expenses related to such revenues in 2004 was NIS 11.2 million compared to NIS 0.5 million in 2003. This increase resulted from increase in revenues of the hotel segment and improved efficiency in our costs of revenues of this segment.

     Revenues from sale of medical systems less costs and expenses related to such revenues in 2004 was NIS 18.0 million compared to costs and expenses of medical systems less revenues from sale of medical systems of NIS 8.7 million in 2003. This increase was attributed to an increase in revenues from the sales of such systems. The costs and expenses related to medical systems operations in fiscal 2003, consists mainly of general and administrative expenses recorded in accordance with the Single - Step Form described above.

     Profit from realization of investments is presented net, after cost of the investments sold and therefore, the profit from such item is equal to the revenues derived therefrom.

     Revenues from sale of other operational income less costs and expenses related to such revenues in 2004 resulted from the lease of assets.

     Research and development expenses, net in 2004 totaled NIS 38.2 million after deducting NIS 7.7 million granted by the OCS, compared to NIS 43.7 million in fiscal 2003, after deducting NIS 7.5 million granted by OCS. All research and development expenses derived from InSightec's operations.

     General and administrative expenses, increased in 2004 to NIS 43.8 million from NIS 42.1 million in the corresponding period of the previous year.

     Share in losses of associated companies, net, totaled NIS 16.0 million in 2004, compared to NIS 21.0 million in 2003 mainly resulted from the operations of our venture capital investments: Gamida, Olive and Easyrun, partially offset by net income deriving from Ercorner (the company that owns the Dream Island project). Due to the fact that from the fourth quarter of 2003, the investment in Vcon is stated on a cost basis, the Company has not recorded any equity income or loss regarding Vcon since that date.

     Financing expenses, net in 2004, totaled NIS 53.6 million as compared to NIS 211.8 million in 2003, a decrease of NIS 158 million. Such decrease resulted from a combination of the following factors:

               In 2004, EMI had exchange rate differences gain of NIS 87.8 million compared to exchange rate differences loss of 67.1 million in 2003, which was attributable mainly to an exchange rate differences gain of NIS 76.7 million recorded by our an shopping and entertainment segment in 2004, which were generated mainly by the significant re-valuation of the Hungarian Forint (which until April 1, 2004 was the functional currency of the operations in that country), in relation to the Euro, which is the currency used in financing these activities. This compared to exchange rate differences expense losses of NIS 100.9 million in 2003 which were incurred due to substantial currency devaluation (net of inflation) in Hungary and Poland, partially offset by:

          (i) EMI's hotel segment (mainly its Romanian subsidiary) accrued an exchange rate differences gain of NIS 17.5 million in 2004 compared to accrued exchange rate differences gain of NIS 27.1 million in 2003, attributed to the fluctuations of the US dollar (being the Romanian's subsidiary net monetary assets currency) against the Romanian Lei; and

          (ii) Exchange rate differences loss in 2004 attributable to our corporate loans and deposits totaled NIS 6.4 million, which resulted mainly from fluctuations in the exchange rates of currencies financing the operations of the Company (mainly exchange rate of the US dollar against the NIS). This compares with an exchange rate gain of NIS 8.6 million in 2003.

     - In 2004, we incurred interest expenses of NIS 141.4 million as compared to NIS_144.7 million in fiscal 2003, which was attributable mainly to the decrease in interest expenses in 2004 accrued on Plaza Center's bank loans, totaling NIS 55.0 million compared to NIS 81.5 million in 2003, which was primarily a result of a reduction in the amount of outstanding loans due to the exclusion of the activities of 12 shopping centers in Hungary that were sold to Klepierre during the third quarter of 2004. This was partially offset by:

          (i) Increase in interest expenses of our hotels segment amounting to NIS 35.7 million in 2004 compared to NIS 27.7 million in 2003, mainly due to an increase in the scope of loans of this segment as a result of new refinance loans; and

          (ii) Increase of Arena's accrued interest expenses of NIS 11.4 million in 2004 compared to NIS 6.4 million in 2003, mainly due to the fact that Arena commenced operation in mid June 2003 and did not accrue interest expenses in its statement of operations in the first half of 2003; and

          (iii) Decrease in our interest income from bank deposits to NIS 4.6 million in 2004 compared to NIS 11.2 million in 2003 mainly due to a decrease in the amount of deposits held by EMI.

     Other expenses, net, in 2004 totaled NIS 51.4 million compared to NIS 10.5 million in 2003. This was as a result of: (i) gain of NIS 12.4 million recorded in 2004 from realization of investment type monetary balance in investees (i.e. foreign currency exchange rates results with respect to shareholder loans provided to our investee company previously recorded directly as cumulative foreign currency translation adjustments within shareholder equity and which, as a result of a repayment of such shareholder loans, were realized into the statement of operations), compared to a gain of NIS 32.3 million in 2003 resulting from such realization; and (ii) an increase from disposition and impairment of assets and investments in 2004 totaling NIS 64.8 million, compared to NIS 38.0 million recorded in 2003.

     As a result of the foregoing factors, profit before income tax totaled in 2004 NIS 24.9 million compared to loss before income tax NIS 193.0 million in 2003.

     Additional factors affecting EMI's net profit for 2004 and 2003 are as follows:

          (a) income taxes in 2004 totaled NIS 15.8 million compared to tax benefit of NIS 20.2 million in 2003;

          (b)  minority interest in results of subsidiaries, net, totaled NIS
               27.4 million compared to NIS 48.7 million in 2003, mainly resulting from increase in EMI's share in Elscint's and InSightec's losses;

          The above results in profit from continuing operations totaling NIS
          36.5 million in 2004, compared to loss therefrom of NIS 124.2 million for 2003.

          (c) profit from discontinuing operation, net, totaled NIS 6.8 million in 2004, compared to NIS 12.1 million in 2003; this profit resulted mainly from the collection of receivables previously written off and to exchange rate differences for income attributed to monetary assets pertaining to discounting operations;

     The above results in net profit of NIS 43.3 million in 2004, compared to loss NIS 112.1 million for 2003.

B.   LIQUIDITY AND CAPITAL RESOURCES

GENERAL

     Our capital resources include the following: (a) lines of credit obtained from Israeli banks; (b) proceeds from sales of assets; (c) financing margins resulting from the refinancing of loans extended to the subsidiaries building the centers; (d) private issuance of non-convertible debentures and shares; and
(e) available cash and cash equivalents. Such resources are used for one or more of the following purposes:

          (i) equity investments in our centers and hotels constructed by our wholly owned and jointly controlled subsidiaries (special purpose entities that are formed for the construction of the various centers and hotels ("Projects Companies")). We generally finance approximately 25%-30% of such projects through equity investments in the Project Companies, while the remaining 70%-75% is financed through a credit facility secured by a mortgage of the project constructed by the respective Project Company, registered in favor of the financial institution that provide such financing. The equity investments in the Project Companies are typically provided by us through shareholder loans that are subordinated to the credit facilities as therein provided;

          (ii) additional investments in InSightec if necessary;

          (iii) additional investment in our investees (mainly venture capital investments); and

          (iv) other investments such as project initiation.

     InSightec's capital resources are obtained primarily from additional investments in equity or in convertible notes by its shareholders and from its revenues from sale of medical systems. Such amounts are used for research and development activities aimed at obtaining FDA approvals for further treatments and other general corporate expenses such as cost of revenues, marketing and selling and general and administrative expenses.

LIQUIDITY

     The followings items elaborate on the major transactions and events carried out by EMI in 2005 and onwards, which resulted in material changes in EMI's liquidity:

     Sources of Cash from Major Transactions and Events - 2005 and 2006 to Date:

          - On July 29, 2005, PC sold four operational shopping centers in Poland, to Klepierre for a net cash consideration of E73.8 million ($88.7 million). The net cash consideration reflected the sold centers' asset value as at the closing, after deduction of bank loans and other working capital items of the sold centers (the "first stage"). In accordance with the terms of the agreement, an adjustment of the purchase price was set to be conducted on the basis of the gross rentals as of December 31, 2005 (in respect of one shopping center - as of a date up to May 31, 2006), and a net asset value adjustments based on the audited financial statements of the Sold Centers. As of the date of this annual report such adjustments have not yet been made and we believe that following such adjustments EMI will generate an additional net cash consideration of E15 million.

          - In April 2005, PC sold four shopping and entertainment centers in certain peripheral cities in Hungary to Dawny Day Europe for a net consideration of E17.2 million ($20.3 million). The net cash consideration reflects the asset value of the sold centers after deduction of bank loans and other working capital items of the sold centers. We undertook within the framework of the agreement to guarantee achieving of certain operational targets of one of the sold centers, for a period of 3 years until December 31, 2007, which is estimated to total E1.3 million.

          - On December 19, 2005, Elscint has sold its entire 30% interest in the company owning the Shaw Hotel for net consideration of E5.5 million ($6.5 million)

          - Within the framework of an agreement signed between PC and Klepierre in July 2004 for the sale of 12 shopping and entertainment centers in Hungary, PC has provided Klepierre with a bank guaranty in order to secure certain revenues achievements of the sold centers. In the framework of the agreement signed between PC and Klepierre in July 2005, as described above, Klepierre released the guaranty unexercised, and PC received an additional cash consideration from Klepierre which amounted to E7.6 million ($9.0 million). In addition, in accordance with the agreement signed with Klepierre in July 2004, PC deposited E6.8 million ($8.2 million) in an escrow account in order to secure certain tax conditions set forth in the sale agreement, which have been released to us in March 2005.

          - In 2005, we continued our investments in those shopping and entertainment centers and hotels, which are under construction, through grants to our project companies totaling approximately E24 million ($28 million).

          - On March 2, 2006, through our jointly controlled subsidiaries, which hold three hotels in the United Kingdom ("Holding Companies"), we executed a refinance loan agreement together with Park Plaza. The Holding Companies and Park Plaza are jointly and severally borrowers under the agreement, while our share in the loan amounted to L97.5 million ($168 million) ("Refinancing Loan"). The Refinancing Loan bears annual interest of Libor + 3% and is repayable over a five-year period with an option to extend such term to seven years, subject to fulfillment of certain condition as stipulated in the Refinancing Loan.

               In the event of cash distributions deriving from the sale, disposal or refinancing of the hotels which were financed by the refinancing loan funds ("Transactions"), the Borrowers are required to pay to the financing bank an amount equivalent to 15% of the difference between the market value of the hotels as determined in such Transactions and the value of the hotels as set and agreed upon for the purposes of the Refinancing Loan.

               The Refinancing Loan proceeds were first used for the repayment of outstanding loans previously granted to the Holding Companies, in which our share amounted to L60 million ($104 million).

               The Holding Companies have transferred to us the surplus of the credit-received totaling L30.6 million ($52.7 million) out of which, L16.7 million ($28.7 million) was used to repay bank loans that financed our equity investments in the Holding Companies.

          - In February, March and June 2006, we issued unsecured non-convertible debentures totaling NIS 527 million ($114 million) to Israeli investors. The debentures consist of two series: Series A Debentures, in a principal amount of NIS 468.0 million ($101.7 million), bear annual interest of 6% and are linked (principal and interest) to the increases in the Israeli CPI. Series B Debentures, in a principal amount of NIS 59.0 million ($12.6 million), bear annual interest of LIBOR plus 2.65% and are linked (principal and interest) to the US dollar. The principal amount of Series A and Series B Debentures are repayable in equal 10 semi-annual installments, commencing August 2009. The Series A and Series B debentures also provide that the debentures will be prepaid by us at the option of the trustee or the holders of the debentures if our securities are de-listed from trade on both the Tel Aviv Stock Exchange and on Nasdaq Global Market. We have undertaken to use our best efforts to register the two series of debentures for trade on the Tel Aviv Stock Exchange not later than August 30, 2006. So long as the debentures are not registered for trade on the Tel Aviv Stock Exchange, we have undertaken: (i) to pay an additional interest at a rate of 0.3% per annum; (ii) not to make any distribution as defined in the Israeli Companies Law to our shareholders which does not comply with the profit and solvency tests provided in section 302(a) of the Companies Law, unless such distribution is approved at the general meeting of holders of each series of debentures by an unanimous vote of all holders participating in the vote; (iii) to pre-pay the debentures at the option of the trustee or the holders of the debentures upon the occurrence of any of the following events: (a) the rating of the debentures in Israel decrease in Baa2 (the equivalent rating of BBB); or (b) the holding of Europe-Israel in us drops below 25% of our issued share capital. Such undertaking will be terminated upon the registration for trade of the debentures on the Tel Aviv Stock Exchange.

          - On May 17, 2006, Elscint sold through a private transaction, 524,187 dormant shares of EMI in consideration for NIS 115 per share, generating net cash consideration of NIS 60.2 million ($13.1 million).

          - On June 11, 2006, EMI issued to Israeli investors additional series A unsecured non-convertible debentures, in an approximate aggregate amount of NIS 68 million ($14.7 million).The newly issued series A debentures have same terms as those governing the previously issued series A debentures, as described above.

               Use of Cash from Major Transactions and Events - 2005 and 2006 to
               Date:

          - On March 17, 2005, we distributed to our shareholders a dividend in the amount of NIS 153.9 million ($34.5 million).

          - On January 17, 2006, the Company distributed to its shareholders a dividend in the amount of NIS 130.0 million ($28.2 million).

     The following table sets forth the components of our cash flows statements for the periods indicated:

                                                       YEAR ENDED DECEMBER 31,
                                           -----------------------------------------------
                                               2005
                                           Convenience      2005        2004        2003
                                           Translation      NIS         NIS         NIS
                                           -----------   ---------   ---------   ---------
                                               US $      Thousands   Thousands   Thousands
Net cash used in operating activities ..     (21,531)     (99,108)    (21,562)     (8,333)

Net cash provided by investing
   activities ..........................       1,194        5,496     128,481     131,443

Net cash provided by (used in)
   financing activities ................      52,950      243,727      75,872    (174,995)

Net effect on cash due to changes in
   currency exchange rates .............      (1,416)      (6,516)       (522)      3,959

Increase (decrease) in cash and cash
   equivalents .........................      31,197      143,599     182,269     (47,926)

     Cash flow from operating activities

     Net cash used in operating activities for fiscal 2005 was NIS 99.1 million ($21.6 million), as compared to NIS 21.5 million for fiscal 2004. This increase in net cash used in operating activities, in the amount of NIS 77.5 was mainly due to the following:

     a decrease of NIS 116.0 million ($25.0 million) in PC's net cash provided by its operating activities, which resulted mainly from (i) the sale of the activities of 12 shopping centers in Hungary, which were sold to Klepierre at the beginning of the third quarter of 2004; (ii) the sale of the activities of four operational centers in Hungary which were sold to Dawny Day at the beginning of the second quarter of 2005; and (iii) the sale of the activities of four operational centers in Poland which were sold to Klepierre at the beginning of the third quarter of 2005.

     This was offset by:

               (i) Cash flow in respect of gain from derivative financial transactions of NIS 14.7 million ($3.1 million) in 2005 compared to loss from such transactions of NIS 13.5 million in 2004. Consequently, the total change in cash flow from our operating activities deriving from these transactions amounted to NIS 28.2 million.

               (ii) A decrease in the amount of NIS 15 million in InSightec's net cash used for its operating activities as a result of an increase in revenues generated from the sales of medical systems.

     Cash flow from investing activities

     Cash flow from investment activities decreased to NIS 5.5 million ($1.1 million) in 2005 from NIS 128.5 million in 2004. This decrease was mainly attributable to the following:

          - an increase in the purchase of fixed assets to NIS 435.8 million in 2005 from NIS 373.5 million in 2004 mainly in respect of the construction of our shopping and entertainment centers in Poland and the Czech Republic and the construction of the Riverbank hotel in London.

          - an increase in our investments in subsidiaries which were first acquired and consolidated in 2005 to NIS 117.7 million ($25.6 million) from NIS 35.5 million. Such investments in 2005 are attributed mainly to (a) the purchase of the remaining 50% not owned by EMI in Sadyba; (b) the purchase of the entire equity and voting right in Kerepesi; and (c) the purchase of the entire equity and voting rights of Mango. This was partially offset by an increase in the proceeds from sale of real estate assets and investments to NIS 524.5 million ($113.9 million) in fiscal 2005 compared to NIS 412.0 million in 2004.

          - A decrease in the proceeds from the sale of fixed assets and investments to NIS 7.8 million ($ 1.7 million) in 2005 from NIS
               59.3 million in 2004; and (iv) a decrease in realization of short and long term deposits to NIS 37.5 ($ 8.1 million) million in 2005 from NIS 60.0 million in 2004.

     Cash flow from finance activities

     Cash flow from financing activities increased to NIS 243.7 million ($53.0 million) in fiscal 2005 from NIS 75.9 million in 2004. Such increase was attributable to (i) receipt of long term bank loans - net of repayment of such loan - of NIS 365.7 million ($79.5 million) compared to NIS 218.4 million in 2004. The proceeds from these new bank loans were used mainly for the construction and/or purchase of our shopping and entertainment centers and hotels; (ii) a dividend payment in fiscal 2005 of NIS 153.9 million ($33.4 million) with no such distribution in 2004 although in fiscal 2004 EMI had acquired its shares in a total amount NIS 138.9 million with no similar purchase in 2005; and (iii) the issuance of convertible debentures by InSightec of NIS
60.2 million in 2004 with no such issuance in 2005.

     Major balance sheet changes

     Major balance sheet items as a percentage of total assets as at December 31, 2005 and 2004 were as follows:

                                            DECEMBER 31,
                                            ------------
                                             2005   2004
                                             ----   ----
Current assets...........................     23%    16%
Current liabilities......................     18%    18%
Long-term Investments and fixed assets...     76%    82%
Long-term liabilities....................     50%    54%
Minority Interest........................    0.3%    10%
Shareholders' equity.....................     28%    18%

     Hotels, shopping and entertainment centers and other fixed assets decreased by NIS 0.8 billion, to NIS 2.7 billion ($0.6 billion) at December 31, 2005 from NIS 3.5 billion at December 31, 2004. This decrease derived primarily from: (i) the sale of the centers to Klepierre; (ii) the sale of the centers to Dawny Day; and (iii) the sale of the Shaw hotel. This decrease was partially offset by the continuing investments in the shopping and entertainment centers and hotels under construction in Europe.

     Short-term credits and long term debt decreased to NIS 2,363 million ($513.3 million) at December 31, 2005 from NIS 2,956 million at December 31, 2004. The decrease in borrowings resulted primarily from repayment of long term loans which used to finance the centers and the hotels that were sold during 2005, and the decrease wasoffset somewhat by loans obtained for the financing of new centers and hotels.

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

     Concentration of Credit Risk

     Cash and amounts on deposit in Israel and abroad are deposited in banks. For information on composition of the short and long-term investment portfolio, see Notes 4 and 8 to our consolidated financial statements included in Item 18. Such investments are exposed to market-price fluctuation, with the group affected by fluctuation of the Israeli capital market, over which the group has no control. Such changes may have an impact on the value of these investments upon realization.

     EMI and most of its investee companies (the "Group Companies") are not materially exposed to credit risks stemming from dependence on a given customer. The Group Companies examine, on an ongoing basis, the amount of credit extended to their customers and, accordingly, record a provision for doubtful accounts based on those factors affecting credit risks of certain customers in the opinion of these companies' management.

     As for sale transactions with Klepierre, see "Item 10. Additional Information - C. Material Contracts - Shopping and Entertainment Centers" below.

     In 2003, the Israeli Bank Controller instituted new regulations governing lending by Israeli banks to groups of affiliated borrowers. Under these regulations, the banks are limited in their maximum exposure to groups of affiliated companies under a combined lending ceiling based on objective and subjective guidelines. As a result, our borrowing capacity may be limited under certain circumstances even if we have unused lines of credit, due to borrowing by companies affiliated with shareholders that are defined by the Controller of the Banks as controlling shareholders of EMI. In anticipation of such developments, we are developing credit facilities that will not be affected by the new regulations.

DERIVATIVE INSTRUMENTS

     For information on financial instruments used, profile of debt, currencies and interest rate structure, see "Item 11. Quantitative and Qualitative Disclosure About Market Risks" below.

OTHER LOANS

A. We have entered into or assumed liability for various financing agreements, either directly or indirectly through our subsidiaries, to provide capital for the purchase, construction, and renovation and operation of shopping and entertainment centers and hotels as well as for various investments in our other segments of operations. In our opinion, our working capital is sufficient for our current requirements; however, our subsidiaries will continue to borrow funds from time to time to finance their various projects. Set forth below is certain material information with respect to loans extended to EMI, its subsidiaries and its jointly controlled companies as of December 31, 2005. The loans granted to our jointly controlled companies are presented in the table at their full value:


                            AMOUNT OF LOAN AND
                          AMOUNT OUTSTANDING AS                                                   PRINCIPAL SECURITIES AND
  BORROWER AND LENDER      OF DECEMBER 31, 2005    INTEREST ON LOAN        PAYMENT TERMS                 COVENANTS
  -------------------    -----------------------   ----------------   ----------------------   ------------------------------
Borrower:                Loan: $58 million         Libor + 3.35%      Loan for 10 years to     Principal Securities:
EMI                                                                   be repaid by 2013, in    First ranking pledge on the
                         Amount outstanding:                          18 equal semi-annual     entire shares of PC and on
Lender:                  $50.7 million.                               installments,            615,500 shares of Elscint
Bank Hapoalim B.M.       ($21 million + EURO 29                       commencing on June 30,   (approximately 3.5% of
                         million)                                     2004.                    Elscint's share capital).

                         Available amount: 0                          Interest payment will    PC's guarantee.
                                                                      occur twice a year
                                                                      commencing on December   Principal Financial Covenants:
                                                                      31, 2003                 Adjusted Shareholder's Equity
                                                                                               shall represent at least 20%
                                                                                               of the Adjusted Balance Sheet
                                                                                               Value.

                                                                                               Net Operating Profit (before
                                                                                               deductions for depreciation
                                                                                               and amortization relating to
                                                                                               net operating profit) shall
                                                                                               be at each June 30 of every
                                                                                               year no less than NIS 120
                                                                                               million.

                                                                                               In the event of (i) the net
                                                                                               loan amount is $30 million;
                                                                                               (ii) the total amount
                                                                                               outstanding under the Europe
                                                                                               Israel loan agreement is less
                                                                                               than $30 million; and (iii)
                                                                                               there has been no event of
                                                                                               default under the loan
                                                                                               agreement, the above
                                                                                               financial covenants shall not
                                                                                               apply.

                                                                                               For a waiver provided by
                                                                                               lender with regard to the
                                                                                               financial covenants and other
                                                                                               issues, see "other
                                                                                               information".

Borrower:                Loan: $25 million         Libor + 3.35%      Loan for 10 years to     See above.
Elbit Ultrasound                                                      be repaid by 2013, in
(Netherlands) B.V.       Amount outstanding:                          18 equal semi-annual
(our subsidiary)         EURO 15.2 million ($18                       installments,
                         million)                                     commencing on June 30,
                                                                      2004
Lender:                  Available amount: 0
Bank Hapoalim B.M.                                                    Interest will be paid
                                                                      twice a year
                                                                      commencing on December
                                                                      31, 2003

Borrower:                Short term credit         Libor + 3.35%      Renewal every three
EMI                      facility $10 million                         months.

                            AMOUNT OF LOAN AND
                          AMOUNT OUTSTANDING AS                                                   PRINCIPAL SECURITIES AND
  BORROWER AND LENDER      OF DECEMBER 31, 2005    INTEREST ON LOAN        PAYMENT TERMS                 COVENANTS
----------------------   -----------------------   ----------------   ----------------------   -----------------------------
Lender:                  Amount outstanding:
Bank Hapoalim B.M.       $10 million

                         Available amount: 0

Borrower:                Amount outstanding        Libor + 2.5% /     Renewal every 6          Principal Securities:
InSightec Ltd            NIS equivalent of $5.1    or Prime + 1.1%    months subject to        EMI's guarantee for up to $5
                         million                                      EMI's guarantee.         million.
Lender:
Bank Hapoalim B.M.                                                                             Liens on InSightec's MRI
                                                                                               system and ExAblate 2000
                                                                                               system installed at Sheba
                                                                                               Medical Center.

Borrower:                Credit line of $19.1      Libor + 3.35%      Renewal every 3          Principal Securities:
EMI                      million                                      months.                  First ranking pledge of cash
                                                                                               deposit and securities in an
Bank Leumi Le-Israel     Amount outstanding:                                                   aggregate amount of $3
Ltd.                     $19.1 million                                                         million.

                         Available amount: 0                                                   Negative pledge over
                                                                                               Elscint's shares.

Borrower:                Loan: $10 million         will be agreed     Credit will expire on    Principal Securities:
InSightec Ltd                                      by the parties     June 30, 2006            First ranking pledge over the
                         Amount outstanding: 0     and will be                                 entire assets of InSightec.
Lender:                                            paid on a
Bank Leumi Le-Israel     Available Amount: $10     monthly basis.                              First ranking pledge and
Ltd.                     million                                                               assignment on all rights in
                                                                                               the ExAblate 2000 installed
                                                                                               in the Shiba hospital.

Borrower:                Loan: EURO 39.3           Euribor +          60% of the principal     Principal Securities:
Movement Poland S.A      million                   margin ranging     to be repaid in 40       First ranking mortgage on the
                                                   from 1.5% to       quarterly payments.      shopping and entertainment
Lender:                  Amount outstanding: 0     1.9% per annum.    40% of the principal     center.
Kredytbank S.A.                                                       to be repaid in one
                         Available amount: EURO                       installment at final     First ranking pledge on
Project:                 39.3 million                                 repayment date (no       shares of Borrower, on all of
Lublin Plaza                                                          later than March 31,     its accounts and on all
                                                                      2017).                   present and future assets

                                                                      The first repayment      Assignment of securities
                                                                      date shall occur after   (insurance, lease, hedging
                                                                      a nine-month period      agreement, management
                                                                      commencing on the        agreements, project
                                                                      completion date.         documents, accounts etc.) to
                                                                      During the               lender.
                                                                      availability period
                                                                      the interest will be     Cost Overruns Guarantee by PC
                                                                      paid on a monthly        and Sol-or Holding Management
                                                                      basis and thereafter     Ltd. (shareholders of
                                                                      in quarterly             Borrower).
                                                                      installments.
                                                                                               Corporate guarantees by PC
                                                                                               and Sol-or which maybe
                                                                                               revoked upon certain terms.

                                AMOUNT OF
                             LOAN AND AMOUNT
                            OUTSTANDING AS OF
  BORROWER AND LENDER       DECEMBER 31, 2005      INTEREST ON LOAN         PAYMENT TERMS         PRINCIPAL SECURITIES AND COVENANTS
----------------------   -----------------------   ----------------   -------------------------   ----------------------------------
                                                                                                  Principal Financial Covenants:
                                                                                                  Debt Service Cover Ratio is not
                                                                                                  less than 1.15.

                                                                                                  The Loan to the Property's Value
                                                                                                  Ratio shall not be less than 80%.
                                                                                                  Such percentage decreases over the
                                                                                                  years up to 50%.

                                                                                                  Loan to Equity Contributions ratio
                                                                                                  shall not be higher than 80:20.

Borrower:                Loan: PLN equivalent of   Euribor + 1.4%     Either:                     Principal Securities:
Movement Poland S.A      EURO 8.5 million          per annum.         on each interest payment    Second ranking mortgage on the
                                                                      date by any VAT refund      center.
Lender:                  Amount outstanding: 0                        amount standing on that
Kredytbank S.A                                                        day                         Assignment of VAT refunds.
                                                                      or
Project:                 Available amount: PLN                        one day after the date
Lublin Plaza.            equivalent of EURO 8.5                       when relevant VAT refund    Pledge on bank accounts.
                         million                                      is received from the tax
                                                                      office

Borrower:                Loan: EURO 24.7 million   EURIBOR + margin   60% of the principal to     Principal Securities:
Rybnik Plaza sp.z.o.o.                             ranging from       be repaid in 40 quarterly   First ranking mortgage on the
                         Amount Outstanding: 0     1.45% to 1.95%     payments. 40% in one        property.
Lender:                                            per annum.         installment at final
Kredytbank S.A.          Available amount: EURO                       repayment date (no later    Assignment of current and future
                         24.7 million                                 than Jun 30, 2017)          leases of relating insurance
Project:                                                                                          agreements, of all rights under
Rybnik Plaza                                                                                      the development contracts and the
                                                                                                  receivables under the performance
                                                                                                  bonds.

                                                                                                  Pledge on shares of borrower and
                                                                                                  over the receivables under the
                                                                                                  project's accounts.

                                                                                                  PC's cost overruns guarantees.

                                                                                                  PC's corporate guarantee (until
                                                                                                  income level of 2.5 million EURO
                                                                                                  is reached).

                                                                                                  Principal Financial Covenants:
                                                                                                  The Debt Service Cover Ratio shall
                                                                                                  be no less than 1.15 during each
                                                                                                  quarter.

                          AMOUNT OF LOAN AND
                         AMOUNT OUTSTANDING AS
  BORROWER AND LENDER      OF DECEMBER 31, 2005    INTEREST ON LOAN          PAYMENT TERMS        PRINCIPAL SECURITIES AND COVENANTS
----------------------  -----------------------  -------------------  --------------------------  ----------------------------------
                                                                                                  Loan to Asset's Value Ratio shall
                                                                                                  not be less than 80%. Such
                                                                                                  percentage decreases over the
                                                                                                  years up to 50%.

                                                                                                  Loan to Equity Contributions
                                                                                                  ratio shall not be higher than
                                                                                                  80:20.

                                                                                                  Loan shall not exceed 80% of the
                                                                                                  project budget.

Borrower:               Loan: The PLN            Euribor + 1.4% per   VAT amounts refunded by     Principal Securities:
Rybnik Plaza sp.z.o.o.  equivalent of EURO       annum.               the tax office on the last  Second ranking mortgage on the
                        6.2 million                                   day of a given interest     mall.
                                                                      period. Remaining           Registered pledge on the
Lender:                 Amount Outstanding: 0                         outstanding facility will   borrower's assets
Kredytbank S.A.                                                       be repaid not later than    Assignment of VAT refunds
                        Available amount: The                         nine months after the end
Project:                PLN equivalent of                             of construction period,
Rybnik Plaza            EURO 6.2 million                              however, no later than
                                                                      September 30, 2007.

Borrower:               Loan: EURO 27.4 million  Euribor + margin     55.5% of the principal to   Principal Securities:
Bestes s.r.o                                     ranging from 1.4%    be repaid in 40 quarterly   First ranking mortgage on the
                        Amount outstanding:      to 2%.               installments. 45.5% in one  mall.
Lender:                 EURO 16.8 million                             installment on final
MKB Bank Rt. And                                                      repayment date (latest on   Assignment of leases in
Investkredit            Available amount: EURO                        31.12.2015)                 mall, of the construction
                        10.6 million                                                              agreements and the construction
                                                                                                  warranties.

Project:                                                                                          Pledge over bank accounts, over
Novo Plaza                                                                                        insurance, over all present and
                                                                                                  future assets and on the
                                                                                                  Borrower's shares and on
                                                                                                  Entertainment Plaza's shares.

                                                                                                  PC cost overrun guarantee

                                                                                                  Principal Financial Covenants:

                                                                                                  Debt Service Cover Ratio shall not
                                                                                                  be lower than 115%.

                                                                                                  The Loan to Cost Ratio (i.e.
                                                                                                  actual loan divided by budget of
                                                                                                  construction) shall not be higher
                                                                                                  than 75% during the term of the
                                                                                                  construction.

                                                                                                  The Loan to the Property's Value
                                                                                                  Ratio shall no be higher than 75%.

                           AMOUNT OF LOAN AND
                           AMOUNT OUTSTANDING
  BORROWER AND LENDER   AS OF DECEMBER 31, 2005    INTEREST ON LOAN          PAYMENT TERMS        PRINCIPAL SECURITIES AND COVENANTS
----------------------  -----------------------  -------------------  --------------------------  ----------------------------------
Borrower:               Loan: EURO 7.5 million   Euribor + 1.75% per  Principal will be paid in   Principal Securities:
Praha Plaza s.r.o                                annum.               48 quarterly payments of    First ranking mortgage on the
                        Amount outstanding:                           EURO 117,200, beginning on  property.
Lender:                 EURO 6.9 million                              December 31st, 2004. The
Erste Bank AG                                                         remaining amount will be    First ranking pre-emption right
                        Available amount: 0                           paid in one installment on  regarding the property in favor of
Project:                                                              December 31st, 2016.        the lender.
Praha Plaza Commercial
Complex                                                               Interest will be paid on    Pledge on shares of Borrower, on
                                                                      the last day of each        accounts, on receivables from the
                                                                      interest period (3 months)  lease agreements.
                                                                      commencing utilisation
                                                                      date or on the last day of  Assignment of insurance.
                                                                      its preceding interest
                                                                      period.                     Principal Financial Covenants:
                                                                                                  Maintenance of Debt Service Cover
                                                                                                  Ratio of 1.15 or higher.

                                                                                                  Undertaking to refill the debt
                                                                                                  service reserve account in the
                                                                                                  event it is reduced below a
                                                                                                  certain minimum.

                                                                                                  Loan to the Property's Value Ratio
                                                                                                  shall not exceed 80%.

Borrower:               Loan: EURO 3.5 million   Euribor + 1.85% per  Repayment in ten            Principal Securities:
Tatabanya Plaza Kf.t.                            annum                increasing installments.    Pledge on quotes of Tatabanya
                        Amount outstanding:                           Last repayment done on      Plaza.
Lender:                 EURO 1.4 million                              September 30, 2006.
MKB Bank Rt.                                                                                      Suretyship of PC.
                        Available amount: 0
                                                                                                  Pledge over shares of Helios Plaza
                                                                                                  (our subsidiary).

Borrower:               Loan: EURO 10.5 million  Euribor + margin     Repayment in 40 increasing  Principal Securities:
Tatabanya Plaza Kft                              ranging form 1.5%    installments. Final         PC guarantee (until mortgage is
                        Amount outstanding:      to 1.8% (depending   repayment date is on July   registered).
Lender:                 EURO 5.9 million         on the registration  31 2015 where a bullet
MKB Bank Rt.                                     of the first rank    payment of 43.5% of the     Mortgage on the project site
                        Available amount: EURO   mortgagae and on     principal is due.           following the de-merger
                        4.5 million              debt service cover
                                                 ratio level). +                                  Charge over borrower's shares, on
                                                 associated costs                                 bank accounts

                                                                                                  Assignment of insurance, of all
                                                                                                  rental revenues of the project

                                                                                                  Following the establishment of the

                         AMOUNT OF LOAN AND AMOUNT
                             OUTSTANDING AS OF                                                                PRINCIPAL
  BORROWER AND LENDER        DECEMBER 31, 2005         INTEREST ON LOAN           PAYMENT TERMS        SECURITIES AND COVENANTS
----------------------   -------------------------   -------------------   -----------------------   -------------------------------
                                                                                                     security provider, PC shall
                                                                                                     enter into a security deposit
                                                                                                     agreement establishing a
                                                                                                     security deposit on the shares
                                                                                                     of the security provider.

                                                                                                     Principal Financial Covenants:
                                                                                                     Debt Service Cover Ratio shall
                                                                                                     not be less than 1.15.

Borrower:                Loan: EURO equivalent of    Euribor + 2% per      Repayment done in 8       Principal Securities:
Szombathely 2002, Kft.   HUF 1 billion (EURO 3.9     annum.                equal installments        First ranking mortgage on land
                         million)                                          (principal + interest).   in Lodz, Poland.
Lender:                                                                    Final repayment date is
MKB Bank Rt.             Amount outstanding: EURO                          15.07.2007.               Pledge on quotas of the
                         3.4 million                                                                 Borrower and on bank accounts.

                         Available amount: 0                                                         Principal Financial Covenants:
                                                                                                     Decrease in the business volume
                                                                                                     of more than 15% may result in
                                                                                                     the decrease of the loan.

Borrower:                Loan: EURO 2.8 million      Euribor + 1.35% per   Loan expires on           Principal Securities:
Plaza House Kft. (our                                annum.                30.05.2011. Repayment     First ranking mortgage on all
subsidiary)              Amount outstanding: EURO                          done through quarterly    assets of the borrower
                         1.7 million                                       payments of EURO 64,920   including the building.
Lender:
HVB Bank Hungary Rt.     Available amount: 0                                                         Assignment of claims, lease
                                                                                                     agreements, insurance; pledge
Project:                                                                                             on shares.
Plaza House
                                                                                                     PC guarantee for 0.5 million
                                                                                                     EURO.

                                                                                                     Principal Financial Covenants:
                                                                                                     Debt Service Cover Ratio
                                                                                                     shall be at least 1.10.

Borrower:                Loan: EURO 19 million       Euribor + 1.65% per   Each Borrower shall       Principal Securities:
Kerepesi 2 and                                       annum.                repay the loan made to    First ranking mortgage on land.
Kerepesi 3' Kft. (our    Amount outstanding: EURO                          it in one lump sum on
subsidiaries)            19 million                                        the 15th November 2006.   Negative pledge over the
                                                                                                     borrowers' assets.
Lender:                  Available amount: 0
MKB Bank Rt. And                                                                                     On demand guarantee of kerepesi
OTP Bank Rt                                                                                          4 and kerepesi 5 (our companies
                                                                                                     that own adjacent plots).
Project:
Arena Plaza (Kerepesi)

                             AMOUNT OF LOAN AND
                           AMOUNT OUTSTANDING AS                                                                 PRINCIPAL
BORROWER AND LENDER         OF DECEMBER 31, 2005      INTEREST ON LOAN           PAYMENT TERMS            SECURITIES AND COVENANTS
-------------------        ----------------------   -------------------   --------------------------   -----------------------------
Borrower:                  Loan: EURO 7.5 million   Euribor + 2.0% p.a.   Interest will be paid on a   Principal Securities:
Helios Plaza Real Estate                                                  quarterly basis.             First ranking mortgage on
and Development Company    Amount outstanding:                            Renewal every quarter.       land.
S.A. (our subsidiary)      EURO 7.5 million

Lender:                    Available amount: 0
Pireos Bank (Athens)

Borrower:                  Loan: $46 million        LIBOR + 2.5%          The financing banks have     Principal Securities:
S.L.S Sails Ltd.                                                          informed us in writing as    First ranking pledge on the
                           Amount outstanding -                           to their consent to extend   land and the shopping center.
Lender:                    $46 million                                    the term of this credit
Bank Discount Le'Israel                                                   facility until January 1,    First ranking fixed lien on
Ltd.                       Available amount: 0                            2007.                        shares of the subsidiary that
                                                                                                       owns the rights to the land.
Project:
Arena (Herzliya, Israel)                                                                               Floating lien on the assets
                                                                                                       of the subsidiary that owns
                                                                                                       the rights to the land.

                                                                                                       Fixed and floating lien on
                                                                                                       the assets of the owning
                                                                                                       subsidiary, on the land, the
                                                                                                       Arena project and on rights
                                                                                                       with respect to current and
                                                                                                       future tenants and debtors in
                                                                                                       connection with the Arena
                                                                                                       project.

                                                                                                       Lien on the bank account of
                                                                                                       the Arena project.

                                                                                                       A corporate guarantee by
                                                                                                       Elscint.

                                                                                                       Negative pledge with regard
                                                                                                       to the assets relating to the
                                                                                                       project.

Borrower:                  Loan: EURO 5.6 million   3.35%                 Renewal every quarter.       Principal Securities:
Plaza Centers (Europe)                                                                                 Cash deposit
B.V.                       Amount outstanding:
                           EURO 5.6 million
Lender:
Bank Winter & Co. AG       Available amount: 0

                            AMOUNT OF LOAN AND
                          AMOUNT OUTSTANDING AS                                                   PRINCIPAL SECURITIES AND
  BORROWER AND LENDER      OF DECEMBER 31, 2005    INTEREST ON LOAN        PAYMENT TERMS                 COVENANTS
  -------------------    -----------------------   ----------------   ----------------------   -----------------------------
Borrower:                Loan: $3.75 million       Libor + 1.9%       Repayment done in 40     Principal Securities:
Plaza Centers (Europe)                             per annum.         quarterly installments   Mortgage on the aircraft.
B.V.                     Amount outstanding: $                        of USD 53.750
                         3.6 million                                  principal plus a         Assignment of insurance.
Lender:                                                               bullet payment of USD
GEFA GmbH                Available amount: 0                          1.600.000 at the final
                                                                      repayment date on June
                                                                      23, 2014.

Borrower:                Loan: EURO equivalent     Euribor + 2%       Repayment is due in 1    Principal Securities:
Ercorner Kft.            of HUF 3,680,000,000                         amount on March 31,      First ranking Mortgage right
                         (EURO 14.76 million)                         2007.                    on the real estate.
Lender:
Magyar Kulkereskedelmi   Amount outstanding:                                                   Pledge on quotas of the
Bank Rt.                 EURO 12.7 million                                                     borrower and Dream Island.

Project:                 Available amount: 0                                                   Pledge on bank accounts.
Dream Island Project
                                                                                               Assignment of insurance.

                                                                                               Option right on the real
                                                                                               estates granted by Dream
                                                                                               Island in favor of the bank.

                                                                                               Suretyship of Dream Island
                                                                                               and of EMI.

                                                                                               PC's guarantee.

                                                                                               Security assignment of all
                                                                                               revenues of Dream Island.

                                                                                               Principal Financial Covenants:
                                                                                               The Loan-Minus-The-Equity to
                                                                                               Value ratio shall not exceed
                                                                                               53%.

Borrower:                Loan:                     Libor of           Tranch A: 50% will be    Principal Securities:
Elscint Ltd.                                       relevant           paid in 2 semi-annual    First ranking pledge over the
                         Tranche A: EURO 20        currency +         installments starting    entire share capital of BEA,
Lender:                  million                   2.85%              June 30, 2006 until      PEP Trust Ltd., Elscint
Bank Hapoalim B.M.                                                    December 31, 2015 and    Holdings and Investments N.V.
                         Tranche B: EURO 9.6       For the loan       one bullet repayment     Astrid Park Plaza Hotel;
                         million + Pound Sterling  taken in NIS       of the additional 50%    Astridplaza N.V.; Astrid
                         16.7 million              currency - Bank    to be paid in the last   Hotel Holdings B.V.;
                         Tranche C: EURO 2.4       of Israel's        payment date.            Andrassy, 25 kft. (all of
                         million                   wholesale rate                              which are direct and indirect
                                                   + 2.25%            Tranche B: 50% to be     holders of the hotels) and
                         Tranche D: EURO 1.4                          paid on December 31,     Mango.
                                                                      2010 and 50% on
                                                                      December 31, 2015.       Second ranking pledge over
                                                                                               our holdings in Victory
                                                                                               Enterprises II

                           AMOUNT OF LOAN AND
                                  AMOUNT
                            OUTSTANDING AS OF
  BORROWER AND LENDER        DECEMBER 31, 2005     INTEREST ON LOAN         PAYMENT TERMS         PRINCIPAL SECURITIES AND COVENANTS
-----------------------  ------------------------  ----------------  ---------------------------  ----------------------------------
                         million (stand-by letter                    Tranche C: 10 semi-annual    B.V., Grandis Hotel Holding B.V,
                         of credit) + NIS 10.2                       installments starting        Victoria Hotel Holding B.V.,
                         million                                     December 31 2007. Last       Riverbank Hotel Holding B.V.,
                                                                     payment on June 30, 2012.    Africana Holding B.V., Victoria
                                                                                                  Hotel and Restaurant Investments
                                                                     Tranche D: Bullet payment    B.V. (all of which own directly or
                                                                     on December 31, 2010.        indirectly our hotels other than
                                                                                                  our hotels in Romania and Hungary)
                                                                     Interest will paid on a
                                                                     semi-annual basis until      An undertaken to register a
                                                                     the final maturity date.     pledge on the Astrid Plaza
                                                                                                  Hotel. The pledge has not yet
                                                                                                  been registered.

                                                                                                  Principal Financial Covenants:
                                                                                                  The ratio of Shareholder's Equity
                                                                                                  to Balance Sheet Value is greater
                                                                                                  than 1:4.

                                                                                                  The ratio of Operating Profit of
                                                                                                  Astrid Plaza to the Debt Service
                                                                                                  of Tranche A for a period should
                                                                                                  be greater than 1.2.

                                                                                                  Revenue per Available Room of
                                                                                                  Astrid Plaza should be no less
                                                                                                  than:

                                                                                                  1. EURO 52 for 2006

                                                                                                  2. EURO 56 for 2007

                                                                                                  3. EURO for 2008 and thereafter

Borrower:                Loan: GBP 67 million +       LIBOR + 2.2%   Bullet payment on August     Principal Securities:
Riverbank Hotel Holding  credit facility                             27, 2007 or the Economic     First ranking pledge on all
B.V.                                                                 Completion Date as           assets, including leasehold rights
                         Amount outstanding: GBP                     determined in the            to the land and goodwill of hotel
Lender:                  70.9 million                                agreement.                   owning subsidiary
Bank Hapoalim B.M.
                                                                                                  First ranking pledge over the
Hotel:                                                                                            shares of the operating company of
Riverbank Hotel                                                                                   the hotel.

                                                                                                  First ranking pledge on all
                                                                                                  borrower's shares.

                                                                                                  Elscint's and Red Sea's guarantees
                                                                                                  for 7.1% of the outstanding loan.


                             AMOUNT OF LOAN AND
                           AMOUNT OUTSTANDING AS                                                                 PRINCIPAL
  BORROWER AND LENDER       OF DECEMBER 31, 2005      INTEREST ON LOAN           PAYMENT TERMS            SECURITIES AND COVENANTS
------------------------   ----------------------   -------------------   --------------------------   -----------------------------
                                                                                                       Principal Financial
                                                                                                       Covenants:
                                                                                                       The Average Revenue per
                                                                                                       Available Room shall be at
                                                                                                       least GBP 74.5.

                                                                                                       Operating Profit to Debt
                                                                                                       Service shall be at least
                                                                                                       1.2:1.

Borrower:                  Loan: GBP 39.5 million   LIBOR + 1.65%         GBP 14.7 million of the      Principal Securities:
Victoria Hotel Holding                                                    loan repayable in            First priority mortgage on
B.V.                       Amount outstanding:                            quarterly installments       the land and the building.
                           GBP 3 35.8 million                             commencing March 2003;
Lender:                                                                   balance repayable in one     First ranking pledge on
Bank Hapoalim B.M.                                                        payment in December 2012     borrower's shares.

Hotel:                                                                                                 Guarantees by each of Elscint
Victoria Hotel (London)                                                                                and Red Sea in the amount
                                                                                                       equal to 2.5% of total costs
                                                                                                       of the project.

                                                                                                       Principal Financial
                                                                                                       Covenants:
                                                                                                       The Average Revenue per
                                                                                                       Available Room shall be at
                                                                                                       least GBP 60.86.

                                                                                                       Operating Profit After Tax to
                                                                                                       Debt Service shall be at
                                                                                                       least 1.2:1.

Borrower:                  Loan: GBP 14.2 million   LIBOR + 1.4%          50% of the loan repayable    Principal Securities:
Grandis Netherlands                                                       in quarterly installments    Fixed and floating charge on
Holding B.V.               Amount outstanding:                            over 10 years commencing     rights to borrower's assets,
                           GBP 12.1 million                               December 2002. Balance to    including goodwill First
Lender:                                                                   be repaid after 10 years     ranking charge on shares of
Bank Hapoalim B.M.                                                        (December 2012)              subsidiary that owns the
                                                                                                       rights to the land
Hotel:
Sherlock Holmes Park                                                                                   GBP 5.4 million of the loan
Plaza Hotel                                                                                            is guaranteed by Elscint and
                                                                                                       Red Sea in equal share.

                                                                                                       Principal Financial
                                                                                                       Covenants:
                                                                                                       The Average Revenue per Room
                                                                                                       shall be at least GBP 65.

                                                                                                       Occupancy rate is not less
                                                                                                       than 70%.

                                                                                                       Operating Profit After Tax to
                                                                                                       Debt Service shall be at
                                                                                                       least 1.2:1.

                           AMOUNT OF LOSS AND
                           AMOUNT OUTSTANDING
                           AS OF DECEMBER 31,                                                PRINCIPAL SECURITIES
  BORROWER AND LENDER             2005            INTEREST ON LOAN        PAYMENT TERMS          AND COVENANTS
-----------------------   --------------------   ------------------   --------------------   ---------------------
Borrowers:                Loan: EURO 71.8        The Interest on      EURO 112,000 to be     Principal Securities:
Victoria Hotel C.V. and   million (divided       the loan is hedged   paid at the end of     Mortgage on both
Utrecht Victoria Hotel    between Victoria       by a swap            each quarter           hotels.
B.V.                      and Utrecht hotels:    transaction,         commencing December
                          Utrecht Victoria       accordingly the      30, 2004 and ending    First ranking pledge
Lender:                   Hotel B.V. Euro 14     fixed interest       on March 30, 2007;     on moveable assets,
Merill Lynch              million and            rate is 5.11% per                           bank accounts
International             Victoria Hotel C.V.    annum                EURO 337,000 to be     (operating income and
                          Euro 57.8 million)                          paid at the end of     debt service
Hotels:                                                               each quarter           reserve), rights of
Victoria Hotel            Amount outstanding:                         commencing June 30,    the borrowers under
(Amsterdam) and           Utrecht Victoria                            2007 and ending on     their management
Utrecht Hotel             Hotel B.V. EURO                             June 30, 2009;         agreements and
                          13.9 million and                                                   insurance proceeds.
                          Victoria Hotel C.V.                         EURO 67,664,000 to
                          EURO 57.3 million                           be paid at the end     First ranking pledge
                                                                      of the term            on shares of
                          Available amount: 0                         (September 30, 2009)   borrowers.

                                                                                             Borrowers shall not
                                                                                             create or permit to
                                                                                             subsist any pledge
                                                                                             and mortgages over
                                                                                             the whole or any
                                                                                             part of their assets.

                                                                                             Negative pledge on
                                                                                             borrowers assets.

                                                                                             Principal Financial
                                                                                             Covenants:
                                                                                             The amount of loans
                                                                                             shall not exceed 75%
                                                                                             of the total value
                                                                                             of the hotels.

                                                                                             On each interest
                                                                                             payment date net
                                                                                             operating income for
                                                                                             each of the previous
                                                                                             four financial
                                                                                             quarters shall not
                                                                                             be less than 135%
                                                                                             of the interest
                                                                                             service costs for
                                                                                             the same period.

Borrower:                 Loan:                  Prime-1%             Payments commenced     Principal Securities:
Park Plaza Hotel          Rand 20 million                             on October 1, 2003     Unconditional and
(Sandton)(Proprietary)                                                with monthly           irrevocable
Ltd.                      Amount outstanding                          installments of        guarantee to Lender
                          - Rand 18.7 million                         Rand 33,000. In        for $500,000 in
Lender:                                                               each succeeding        effect until the
Nedcor Investment         Available amount: 0                         year the monthly       loan is fully paid.
Bank Ltd.                                                             installments will
                                                                      increase by Rand       Mortgage on hotel.
Hotel:                                                                17,000 until making
Sandton Hotel                                                         full payment on        Rand 5 million bond
                                                                      October 1, 2013        over the hotel's
                                                                                             movables and debtors.

Borrower:                 Two loans, each for    First loan-LIBOR+    Short term credit      Principal Securities:
                          $13                                         facility

                           AMOUNT OF LOAN AND
                           AMOUNT OUTSTANDING
                           AS OF DECEMBER 31,                                               PRINCIPAL SECURITIES
  BORROWER AND LENDER             2005           INTEREST ON LOAN        PAYMENT TERMS          AND COVENANTS
  -------------------     -------------------   ------------------   --------------------   ---------------------
BEA Hotels Eastern        million               1.3%                                        Pledge on a security
Europe B.V.                                     Second loan -                               deposit of $14
                          Amount outstanding    LIBOR + 2.8%                                million
Lender:                   - $26 million
Bank Leumi Le Israel                                                                        Pledge on Domino and
Ltd.                      Available amount: 0                                               Bucuresti Turism SA
                                                                                            shares

                                                                                            Lien on BEA Hotel
                                                                                            Eastern Europe
                                                                                            shares and a floating
                                                                                            lien on its assets

                                                                                            Pledge on Domino's
                                                                                            present and future
                                                                                            movable assets

                                                                                            Unlimited guarantee
                                                                                            by Elscint

     Other than a refinancing loan agreement in a substantial amount, as described below, we have entered into various loan agreements and credit facilities agreements in the ordinary course of business.

     On March 2, 2006, we through our jointly controlled subsidiaries, holding three hotels in the United Kingdom (the "Holding Companies") (Riverbank Hotel, Vicotria Hotel and Sherlock Holmes Park Plaza Hotel) and Park Plaza executed a refinance loan agreement together with Goldman Sachs in an aggregate amount of L195 million ($335 million) out of which our share in the loan amounted to L97.5 million ($168 million). The proceeds of the refinance agreement were used for the repayment of outstanding loans granted by Bank Hapoalim B.M. to the Holding Companies in an aggregate amount of L120 million ($206 million) out of which our share is L60 million ($103 million).

     The loan bears interest at a rate of Libor + 3% per annum. The interest was fixed under a swap transaction at a rate of 7.72% per annum. 0.375% of the principal is payable in quarterly installments commencing one year as of the draw-down for a period of 5 years and the remaining principal is due after five years. The borrowers have an option to extend the term by two years, subject to certain terms.

     The securities provided include pledges of the entire share capital of the Holding Companies and the entire share capital of Park Plaza, charges over each of the hotels and an assignment of rent, insurance proceeds and the hedging agreements, as well as a fixed charge over specified bank accounts. We undertook towards Park Plaza to indemnify Park Plaza with respect to 50% of any damages caused to Park Plaza under the agreement.

     Under the agreement, the borrowers undertook, among other things, that the net operating income to debt service be over 1.05. We are also not allowed to distribute dividends.

     In the event of any cash distribution deriving from the sale, disposal or refinancing of the any hotels, which were financed by the refinancing loan funds (transactions), the borrowers shall pay to the financing bank an amount equivalent to 15% of the difference between the market value of the hotels as determined in such transaction and the current agreed value of the hotels for the purpose of the refinancing loan.

     B. EMI's subsidiaries and jointly indirect controlled companies which are engaged in construction and/or the operation of our commercial centers and hotels entered into loan agreements with banks and financial institutions, which include an undertaking of those companies to comply with certain financial and operational covenants throughout the duration of the respective loans. The covenants include: achieving certain operational milestones on certain specified dates (e.g. scope of lease, etc.); complying with debt cover ratio; "loan outstanding amount" to secured asset values ratio; complying with certain restrictions on interest rates; maintaining certain cash balances for current operations; maintaining equity to project cost ratio and net profit to current bank's debt; occupancy percentage; average room or rental fee rates; and others. In the event the borrowers fail to comply with these covenants, the lenders will have the right to call the loan for immediate repayment.

MATERIAL COMMITMENTS FOR CAPITAL EXPENDITURE

     See "- F. Tabular Disclosure of Contractual Obligations" below.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     The Israeli government encourages industrial companies by funding their research and development activities through grants by the OCS.

     InSightec's research and development efforts have been financed, in part, through OCS grants. InSightec has applied and received grants totaling $11.3_million from the OCS since its inception in 1999. It is required to repay these grants to the OCS through royalties amounting to 3% of its revenues until the entire amount is repaid. These costs are recorded by EMI in its cost and expenses of medical systems operations.

     The following table shows EMI's consolidated total research and development expenditures and royalty-bearing participation by the Israeli government for the years 2003 through 2005, together with the percentages of net revenues for each year (in NIS thousands, except for percentages):

                           CONVENIENCE                         YEAR ENDED DECEMBER 31,
                           TRANSLATION   ------------------------------------------------------------------
                             TO US $             2005                   2004                   2003
                              2005       --------------------   --------------------   --------------------
                          THOUSANDS OF   THOUSANDS   % OF NET   THOUSANDS   % OF NET   THOUSANDS   % OF NET
                                $          OF NIS    REVENUES     OF NIS    REVENUES     OF NIS    REVENUES
                          ------------   ---------   --------   ---------   --------   ---------   --------
Total expenditures
   for research and
   development               13,649        62,825       7.7       45,842       6.2       51,187       8.6
Royalty-bearing
   participation from
   the Government of
   Israel                       853         3,926       0.5        7,684       1.0        7,468       1.3
Net research and
   development expenses
   funded by EMI             12,796        58,849       7.2       38,158       5.2       43,719       7.3

     All research and development expenses are attributed to InSightec.

D.   TREND INFORMATION

     SHOPPING AND ENTERTAINMENT CENTERS BUSINESS

     The economies of most Central European countries are experiencing a moderate upward trend, as evidenced by gross domestic products ranging between 3% to 7%. The shopping and entertainment centers business benefits from these trends, which are generally manifested in increased consumer spending, but at the same time are subject to local pressures of supply and demand. With the growth in the number of shopping and entertainment centers, especially in the capital and large regional cities, supply is beginning to outpace demand, resulting in increasingly aggressive competition for patronage. However, the negative impact of these market forces on our shopping and entertainment centers is offset by the strong emphasis which PC places on the entertainment facilities which it offers to its customers, which has been shown to be a dominant factor in attracting visitors to the centers.

     In the smaller regional cities, where both local and foreign investors are reluctant to develop projects, the shopping and entertainment centers generally operate in an environment devoid of similar concept shopping centers and thus benefit, notwithstanding that the catchment populations are smaller and the relative buying power of patrons is less than in the larger metropolitan locations. However the emergence of "power centers" (i.e. "big boxes" with cheap merchandise outside the cities) in many regional cities is impacting upon patronage and constitute competition. The entry of Hungary, Poland, Romania, the Czech Republic and Latvia into the European Union is anticipated to generate a significant increase in business oriented traffic and tourism, principally into the capital cities, which will in turn bolster the number of visitors to the shopping centers. However this trend is offset by very aggressive competition in the capital cities.

     The shopping and entertainment centers may experience seasonal shifts in retail activity. Generally speaking, peak holiday seasons (such as Christmas, Easter, Passover, the Jewish New Year (with respect to the Arena shopping and entertainment center in Herzliya, Israel) and other national holidays), will show an increase in patron traffic, both for the purchase of holiday gifts and for utilizing the entertainment facilities offered by the center. The periods immediately following such periods tend to show a decrease in the number of patrons visiting the centers and a corresponding slow down in retail activity. However, this may be offset by the fact that the indoor facilities offer a heated or an air-conditioned environment for shoppers and patrons which is of particular significance in areas with severe weather conditions.

     HOTEL BUSINESS

     Our hotel business is affected by the trends in each of the geographic areas in which it operates.

     Contrary to the weak results of the hotel industry in years 2001 to 2003, most of the western European markets experienced in 2005 an increase in revenue per available room (RevPAR), which was derived mainly from an increase in occupancy rates. Management believes this has resulted from the trends discussed below.

     In 2001 and 2002, the Western European hotel industry generally experienced a decline in industry results, following the outbreak of "foot and mouth" disease and the subsequent September 11, 2001 terrorist attacks in New York. This trend continued in 2003 when the European hotel industry was challenged with operating and economic conditions that were affected by the war in Iraq and the outbreak of SARS. These events caused a continuance in the slow down of corporate spending. In addition, weak domestic demand coupled with an appreciating Euro has resulted in a weak growth across the Euro-zone.

     In 2005, the European hotel industry continued its strong recovery, which had begun the previous year. Events such as the war in Iraq and the London bombing failed to have a negative impact on either the volume or value of hotels. In addition, low cost flight is changing the travel patterns across the region and is resulting in an increase of travel and revenues in our hotel business.

     During the last 12 months, several new travel trends have been experienced:
(i) consumers are becoming more independent and show a clear preference for making their own travel arrangements, mainly due to the increased use and availability of Internet booking, the increasing number of online booking engines and the expansion of low-cost airlines; (ii) there has been an increase in price transparency available on the Internet, which combined with economic and social uncertainty, also means that booking lead times remain short while price sensitivity stays high; and (iii) the preference for more frequent and short stay trips has continued to be evident in travel patterns

     Although slow in comparison to other regions of the world, hotel performance in Europe continues to move in the right direction - ending the year with revenue per available room up 4.1%.

     The strength of the Euro against the GBP is making the United Kingdom more price competitive for Europeans than ever before. London, in particular, has enjoyed a remarkable comeback given the global events of the last three years. Exchange rates have played their part, with the euro zone becoming more attractive to visitors looking for value for money, especially those from North America and the UK. The growth in the European market was aided by the strength of the euro against the sterling. However, the weakness of the US dollar has been a concern throughout 2005 as it has had an impact on the number of visitors from the United States. Nevertheless, the United States is still the leading overseas market, although its share declined by 6% in 2005.

     Northern Europe, which comprises the United Kingdom and the Nordic countries, achieved the highest occupancy and average room rates of all the sub regions in Europe. This is mainly due to the strong performance of the UK market, which achieved occupancy levels of 71.8%. In addition, the Nordic countries have seen significant average room rate growth - up to 5.9% to 98 Euro.

     After celebrating victory in the race to host the 2012 Olympic Games, London was subjected to terrorist attacks on July 7, 2006. Following the terrorist bombing, the United Kingdom suffered a short-term drop in visitor numbers. However, the country bounced back, reinforcing the view that tourists are no longer deterred by terrorist attacks in the longer term. According to the UK national tourism agency, the United Kingdom welcomed almost 30 million international visitors in 2005, which is an increase of 8% compared to the year before. As a result of the above, average room rates in London grew 3.9% in local currency in 2005.

     Amsterdam, one of Europe's strongest hotel markets, has seen hotel values gradually decline since 2001, albeit that this decline was marginal in 2004. In 2005, hotel values in Amsterdam rose by 5.7% as the city experienced a 6.5% improvement in Revenues per Available Room ("RevPar"), compared to 2004.

     However, the positive outlook and the continuation of a recovery from the three years of decline will depend on the global geopolitical situation and security stability. Appreciation of the Euro will also encumber growth of the European economy relative to the rest of the world.

     Some of the Central European countries joining the European Union are expected to have improved hotel operations and performance due to lower prices and cost of living and extra travel routes with cheaper flight prices.

E.   OFF-BALANCE SHEET ARRANGEMENTS

     1. As of December 31, 2005, the Company guaranteed a credit facility extended to InSightec by an Israeli bank in the amount of approximately $5 million.

     2. With respect to the acquisition by a subsidiary of PC of the control of the Hungarian company owning land on the Obuda Island, the minority shareholder in such company was granted a put option to sell to PC's subsidiary its share in the Hungarian company. Such put option is exercisable until April 2007, and the purchase price payable by PC's subsidiary in the event that the put option is exercised will reflect the cost of the shares plus annual interest at a rate of Euribor + 2% less all dividends that shall have been paid to the minority shareholder by the Hungarian company through the date of exercise of the put option.

     3. With respect to the purchase by PC's subsidiary of the shares in the Hungarian company Ercorner Kft., the Company executed, in favor of a bank that financed such share acquisition, a guarantee for the obligation assumed by PC's subsidiary to cause the land zone of the island to be changed for office, commerce, tourism, entertainment, recreation and hotel purposes.

     4. The Company engages in the trading of derivative and other financial trading instruments for hedging and speculative purposes. The results of such activities, and the value of assets and liabilities arising therefrom, are affected by the volatility in foreign exchange rates and interest rates.

     5. In the course of the transaction for the sale of four operational shopping and entertainment centers in Hungary by PC to the Dawnay Day Group, PC agreed to guarantee certain portions of the rental revenues of one of the acquired shopping centers for a period of three years from the time of closing, as security for certain minimum rental revenues. EMI estimates the value of this guarantee (as of the date of this report) to be in the aggregate amount of approximately E1.3 million

     6. Within a course of a preliminary share purchase agreement between Klepierre and PC for the future acquisitions of four commercial centers in Poland and in the Czech Republic, Klepierre has furnished EMI with a bank guarantee in the amount of E115.0 million for the payment of the respective estimated purchase price of the said commercial centers. EMI has furnished Klepierre with its corporate guarantee for the fulfillment by PC of all its undertaking and obligations under the definitive agreement.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     Our contractual obligations mainly consist of long-term loans from banks and financial institutions and long-term operational leases as well as long term non convertible an convertible debentures These obligations are linked to foreign currencies (mainly U.S dollar, GBP and the Euro). We summarize below our significant contractual obligations as of December 31, 2005 in NIS, based upon the representative exchange rate as of December 31, 2005 between the NIS and the currency in which the obligation is originally denominated. Actual payments of these amounts (as will be presented in the financial statements of the Company when executed) are significantly dependent upon the exchange rate of the NIS against the relevant foreign currencies prevailing as at the date of execution of such obligation, and therefore may significantly differ from the amounts presented hereinbelow:

                                                   Payments due by Period
                                                      (NIS in million)
                                -----------------------------------------------------------
                                          Less than
                                 Total      1 Year    2-3 Years   4-5 Years   After 5 Years
                                -------   ---------   ---------   ---------   -------------
Contractual Obligations as
   of December 31, 2005
Long-Term Debt (1)              2,586.5      140.6      807.8       610.9        1,027.2
Capital (Finance) Leases             --         --         --          --             --
Operating Leases (2)              726.3       12.7       25.7        21.0          666.9
Purchase Obligations and
   Commitments (3) (4)            235.2      175.8       59.4          --             --
Other Long Term Liabilities
   Reflected on Balance Sheet        --         --         --          --             --
                                -------      -----      -----       -----        -------
Total                           3,548.0      329.1      892.9       631.9        1,694.1
                                =======      =====      =====       =====        =======


     (1) Long term debt includes interest that we will pay from January 1, 2006 until the loan maturity dates. The majority of our loans bear variable interest rates and the interest presented in this table is based on the Libor rates known as of December 31, 2005. Actual payments of such interest (as will be presented in the financial statements of the Company) are significantly dependent upon the Libor rate prevailing as of the date of payment of such interest. For additional information in respect of the long term loans, see Note 14 to our consolidated financial statements included in Item 18 of this report and in Item 5 "Operating and Financial Review and Prospects - Loans" above.

     (2) Our operating lease obligations are subject to periodic adjustment of the lease payments as stipulated in the agreements. In this table we included the lease obligation based on the most recent available information. For additional information in respect of our operating lease obligations see Note 10B to our consolidated financial statements included in Item 18 of this report.

     (3) Excludes royalty payments that InSightec may have to pay to the OCS. InSightec partially finances its research and development expenditures under programs sponsored by the OCS for the support of research and development activities conducted in Israel. In exchange for OCS participation in the programs, InSightec agreed to pay 3% of total sales of products developed within the framework of these programs. At the time the OCS participations were received, successful development of the related projects was not assured. The obligation to pay these royalties is contingent on actual sales of the products and therefore cannot be estimated.

     (4) This refers to contracts with supplier and subcontractors in respect of the construction of our projects.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

     The table below sets forth the directors and senior officers of EMI as of the date of this report:

NAME                         AGE                    POSITION
----                         ---                    --------
Mordechay Zisser (1)          50   Executive Chairman of the Board of Directors
Shimon Yitzhaki (1)           50   President and Director and Chief
                                      Financial Officer
Rachel Lavine                 40   Director
Yehoshua (Shuki) Forer (2)    62   Director
David Rubner (2)              66   Director
Yosef Apter (2)               51   External Director
Zvi Tropp (1)(2)              66   External Director
Abraham (Rami) Goren          46   Director
Moshe Lion                    45   Director
Shmuel Peretz                 66   Director
Marc Lavine                   52   Corporate Secretary and General Counsel

(1)  Member of the Donation Committee

(2)  Member of the Audit Committee

     MORDECHAY ZISSER. Mr. Zisser was appointed executive chairman of our board of directors in May 1999. He has been President of Europe-Israel since March 1998 and its Chairman of the board of directors from March 1998, and President and Chairman of the board of directors of Control Centers, a privately held company, which is the parent company of Europe-Israel, since 1983. Europe-Israel and Control Centers are engaged, through their direct and indirect wholly and partially owned subsidiaries and affiliates, in the following core businesses: real estate investment, hotel ownership and management, development and operation of shopping and entertainment centers in Eastern European countries, in the venture capital investments and in the hi-tech, medical and bio-technology industries. Control Centers also holds direct interests in property development projects in Israel. Since May 1999 Mr. Zisser has been the executive chairman of Insightec Ltd, a subsidiary of the Company. Mr. Zisser is active in charitable organizations. He is a member of the management of the "Oranit" hostel.

     SHIMON YITZHAKI. Mr. Yitzhaki was appointed as the President and a member of our board of directors in May 1999. In March 2005 Mr. Yitzhaki was appointed as the chief financial officer of the Company. In May 1999 he was also appointed as a member of the board of directors of Elscint. Since March 1998, Mr. Yitzhaki has served as the Vice President of Europe-Israel, and, since the mid-1980's, as Vice President of Control Centers. Since May 1999 Mr. Yitzhaki has been serving as a member of the board of directors of InSightec Ltd. Mr. Yitzhaki holds a Bachelor of Arts degree in accounting from Bar Ilan University and is a certified public accountant.

     RACHEL LAVINE. Ms. Lavine was appointed as a member of our board of directors in May 1999. In May 1999, Ms. Lavine was also appointed as President and a member of the board of directors of Elscint. Since March 1998, she has served as Vice President of Europe-Israel, and, from 1994 to 1998, Ms. Lavine served as Chief Financial Officer of Control Centers, the parent company of EMI. Ms. Lavine has been President and CEO of Plaza Centers since January 2005. Ms. Lavine holds a Bachelor of Arts degree in accounting and is a certified public accountant.

     YEHOSHUA (SHUKI) FORER. Mr. Forer was appointed as a member of our board of directors in May 1999. He is the Mayor of the City of Rehovot in Israel. Mr. Forer is an attorney, and was the managing partner of Forer Azrieli and Partners, a law firm with offices in Tel-Aviv and Rehovot from 1994 to 1998. Mr. Forer was the Acting Chairman of Herzliya Marina Ltd., Ashkelon Marina Ltd. and Control Centers from 1989 to 1994 and of Williger Ltd. from 1989 to 1991. Mr. Forer was also Managing Director of the Israel Ministry of Industry and Commerce from 1983 to 1986 and of the Investment Center From 1981 to 1983. Mr. Forer was an Assistant to the Minister of Industry and

Commerce in charge of development areas from 1980 to 1981. Mr. Forer held positions as a member of the boards of directors of Bank Leumi Le-Israel Ltd., Israel Chemicals Ltd., Negev Phosphates Company Ltd., Industrial Buildings Corporation Ltd., Red Sea Hotels Ltd. ("Red Sea") and Ackerstein Zvi Ltd. and was a member of the Presidium and Vice President of the Association of the Tel-Aviv Chamber of Commerce from 1987 to 1996. Mr. Forer is currently a member of the board of directors of Castro Model Ltd. Mr. Forer received his LL.B. with Honors from the Hebrew University in Jerusalem.

     DAVID RUBNER. Mr. Rubner was appointed as a member of our board of directors in July 2003. Mr. Rubner serves as Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd. as well as General Partner in Hyperion Israel Advisors Ltd., a venture capital firm. From 1991 until 2000, Mr. Rubner served as President and Chief Executive Officer of ECI Telecom Ltd. Prior thereto, Mr. Rubner held the positions of Chief Engineer, Vice President of operations and Executive Vice President and General Manager of the Telecommunications Division of ECI. Mr. Rubner serves on the boards of certain public companies including Check Point Software Ltd., Koor Industries Ltd., Lipman Electronic Engineering Ltd as well as some privately held companies. Mr. Rubner serves on the board of trustees of Bar-Ilan University, and Shaare Zedek Hospital. Mr. Rubner holds a B.S. degree in engineering from Queen Mary College, University of London and an M.S. degree from Carnegie Mellon University. Mr. Rubner was recipient of the Industry Prize in 1995.

     YOSEF APTER. Mr. Apter was appointed as an external director in December 2002 for a period of three years. On December 2005 Mr. Apter was re-elected as an external director of the Company for a three-year term commencing on December 25, 2005. Since July 2005, Mr. Apter has served as a consultant at JDA (Jerusalem Development Authority). Since 2003 Mr. Apter has been a board member in SecureOL Ltd. Between 1980 and 2002, Mr. Apter served as a member of the executive boards of the Center for Investigation of Driving and Casualties, Shiloh Hesder Yeshiva, Nature Life, Zamir Systems Ltd., Binyamin Regional Council, Binyamin Development Company and Elad Non-Profit Organization. Mr. Apter also served as a director and vice chairman of Security Funds. Mr. Apter is a graduate of the Jerusalem College of Technology (B.Sc.) and holds an MBA from the Hebrew University in Jerusalem.

     ZVI TROPP. Mr. Tropp was appointed as an external director in September 2004. Mr. Tropp, shall continue to serve as external director for the remainder of his 3-year term, which terminates on September 1, 2007.Mr. Tropp has been a senior consultant with Zenovar Consultant Ltd. since 2003. From 2000 until 2003, Mr. Tropp served as a chief finance officer of Enavis Networks, a member of the ECI group, a company engaged in the field of development of transport equipment for communications networks. Mr. Tropp served as a board member of various organizations, including Rafael (Armament Development Authority), Beit Shemesh Engines, Rada - Electronic Industries and as the chairman of the Investment Committee of Bank Leumi Le'israel Trust company Ltd. Since February 2006 Mr. Tropp serves as the chairman of Rafael. Mr. Tropp holds a B.Sc. degree in Agriculture and an M.Sc. degree in Agricultural Economics and business administration from the Hebrew University in Jerusalem.

     ABRAHAM (RAMI) GOREN. Mr. Goren became a member of our board of directors as of April 11, 2005. Mr. Goren has also been the executive chairman of the board of directors of Elscint from July 1999. Mr. Goren is engaged in the explorations of new investments and heads the high-tech investment division of the Company. In addition, until 2004, Mr. Goren served as the executive chairman of the board of directors of Nessuah Zannex Ltd., a leading Israeli investment house. Formerly, Mr. Goren had been a partner in the law firm of Prof. Joseph Gross, Hodak, Greenberg & Co. (now known as Gross, Kleinhendler, Hodak, Halevy & Co.), a leading Israeli securities and corporate law firm. From September 1989 until August 1992, Mr. Goren was an associate in the law firm of Weil, Gotshal & Manges in New York City. Mr. Goren also serves as a director of various private companies in Israel and abroad. Mr. Goren received his LL.B. degree from Bar Ilan University in 1986 and an LL.M. degree from New York University in 1989. Mr. Goren was admitted to the Israeli Bar in 1987 and to the New York State Bar in 1990.

     MOSHE LION. Mr. Lion became a member of our board of directors as of April 11, 2006. Mr. Lion is a senior partner of an accounting firm in Israel. . From April 2003 to April 2006 Mr. Lion was the chairman of Israel Railways. From October 2000 to December 2005, Mr. Lion served as a director of Elscint. From December 1997 to July 1999, Mr. Lion was Director General of the Israeli Prime Minister's Office and an economic advisor to the Israeli Prime Minister. From January 1997 to November 1997, he served as the Head of the Bureau of the Israeli Prime Minister's Office and as an economic advisor to the Israeli Prime Minister. Mr. Lion serves as a director of Massad Bank and the Israel Council for Higher Education and the Wingate Institute for Physical Education. Mr. Lion holds a Bachelor of Arts degree in accounting and economics and a Master's Degree in Law (LL.M.) from Bar Ilan University.

     SHMUEL PERETS. Mr. Perets became a member of our board of directors as of April 11, 2006. Since 1997, Mr. Perets has served as the president of the Israel Aircraft Industries European division. From March 2003 to December 2005, Mr. Perets served as a director of Elscint. Between 1991 and 1996, Mr. Perets served as vice president (finance) of the Israel Aircraft Industries. Between the years 1980-2002, Mr. Perets served as a director of Elta Ltd., Magal Ltd., Medisel Technologies Inc., SpaceCom Ltd., and Belgium Advanced Technologies (a Belgium company). Mr. Perets holds a Bachelor of Arts degree in economics and political science from the Hebrew University in Jerusalem, as well as an MBA from the New York Institute of Technology.

     MARC LAVINE. Mr. Lavine was appointed as our General Counsel and Corporate Secretary in May 1999. Mr. Lavine also serves as General Counsel and Corporate Secretary for Elscint and Europe-Israel. Prior thereto, Mr. Lavine was in private practice as an associate and as a partner in the law firms Miron, Bension & Priwes (Tel-Aviv) (1977 to 1997) and Raved, Magriso, Benkel & Caspi (Tel-Aviv) (1997 to 1998). Mr. Lavine is a graduate of the University of Zimbabwe (B.L., 1974). Mr. Lavine is married to Rachel Lavine, a director of EMI and a President of Elscint and acting chief executive officer of PC.

B.   COMPENSATION OF DIRECTORS AND OFFICERS

     The aggregate compensation paid to or accrued on behalf of all of our officers and directors for the year ended December 31, 2005, as a group, was approximately NIS 10.1 million (approximately $2.2 million) of which approximately NIS 447,700 (approximately $97,300) has been accrued by EMI to provide pension and retirement benefits, and NIS 351,700 (approximately $76,400) was paid to directors in their capacities as directors.

     In addition to the above compensation, on May 31, 2006, our shareholders approved additional compensation to certain directors and officers, as set forth below:

     (i) Payment to each of (1) Shimon Yitzhaki, our President, Chief Financial Officer and a director, and (2) Ms. Rachel Lavine, our director who also serves as the President of Elscint and Acting Chief Executive Officer of PC, a bonus of $100,000 for the 2004 fiscal year and a bonus of $175,000 for the 2005 fiscal year. For each fiscal year after 2005, the Company will pay to each of Mr. Yitzhaki and Ms. Lavine an annual bonus within 30 days following the approval by the board of directors of our each year's audited consolidated financial statements which will be calculated, as follows: (i) 0.75% of the first NIS 125 million of the Company's pre-tax annual profits as disclosed on our annual audited consolidated financial statements ("Profits"); (ii) 0.875% of Profits between NIS 125 million and NIS 150 million; and (iii) 1% of Profits exceeding NIS 150 million.

     (ii) Payment to Mordechay Zisser, our Executive Chairman of the Board, of an annual bonus for each fiscal year after 2005, to be paid within 30 days following the approval by the board of directors of our each year's audited consolidated financial statements, to be calculated as follows: (i) 0% of the first NIS 100 million of Profits; (ii) 3% of Profits between NIS 100 million and NIS 125 million; (iii) 3.5% of Profits between NIS 125 million and NIS 150 million; and (iv) 4% of Profits exceeding NIS 150 million.

     (iii) An agreement for the receipt of executive chairman services between EMI and a management company (the "Management Company") controlled by Mr. Mordechay Zisser, our Executive Chairman. Under the agreement, the Management Company will provide us with Executive Chairman services. The Management Company may provide the Services to private subsidiaries and/or affiliates of the Company. The Services will be provided by Mr. Zisser only, as an employee of the Management Company. Mr. Zisser will devote at least 80% of his time, skills and efforts to his position as Executive Chairman. The control of the Management Company will not be changed during the term of the agreement.

     We will pay the Management Company a monthly amount of $50,000 plus applicable value added tax as well as reimbursement of expenses. In addition, the Management Company is entitled to other benefits, such as: an appropriate vehicle, telephone, facsimile, mobile phone, computer, printer and modem and we shall bear all their installation costs and all reasonable expenses related thereto.

     The agreement is for a five-year term commencing retroactively on August 1, 2005. Termination of Mr. Zisser's service as Executive Chairman of the Board for any reason whatsoever will result in an immediate termination of the agreement. Notwithstanding the above, at our request, Mr. Zisser will serve (through the Management Company) in addition to his service as Executive Chairman or in its stead as a director or officer of the Company, and in such event, the agreement will remain in effect with regard to the additional or other service of Mr. Zisser in EMI.

     Mr. Zisser has guaranteed all of the Management Company's obligations as far as they relate to Mr. Zisser and has further guaranteed the Management Company's indemnification undertakings and responsibility for damages in the event of determination of the existence of employer-employee relations between Mr. Zisser and EMI during the period of this agreement.

     (iii) Grant of 350,000 options exercisable into 350,000 of our ordinary shares to our Executive Chairman of the Board. The options are exercisable upon their grant and will remain exercisable for a period of three years thereafter. The exercise price per each option is NIS 137.44. The options were issued to our Executive Chairman on June 8, 2006.

     (iv) Grant of 353,500 options to the members of our board of directors (except for the Executive Chairman), as follows: 90,000 options to Mr. Shimon Yitzhaki, 75,000 options to Ms. Rachel Lavine, 50,000 options to Mr. Abraham
(Rami) Goren, 15,000 options to Mr. Yehoshua (Shuki) Forer, 16,750 options to each of Mr. Moshe Lion and Mr. Shmuel Perets and 30,000 Options to each of Messrs. David Rubner, Yosef Apter and Zvi Tropp. The options will be granted in accordance with our 2006 Employees, Directors and Officers Incentive Plan. See "- E. Share Ownership - 2006 Employees, Directors and Officers Incentive Plan" below. As of the date of this annual report the conditions precedent to the grant have not yet been satisfied. We expect the issuance of the options to take place during July 2006.

     For information on the ownership of shares and/or options by our directors and executive officers, see "- E. "Share Ownership" below.

     INSURANCE, INDEMNIFICATION AND EXEMPTION

     We purchased an insurance policy covering the liability of our directors and officers, including as directors or officers of our subsidiaries. The policy covers a total liability of $40 million per occurrence and during the duration of the policy, which represents the overall directors and officers liability policy covering the directors and officers of Europe Israel, our parent, and companies under its control (the liability of directors and officers of Europe-Israel and companies controlled by it, other than us and companies under our control, is limited to $10 million out of the aggregate coverage amount of $40 million). We pay substantially all the premium for such insurance policy. The policy is for a one-year period beginning on October 31, 2005 and ending on October 31, 2006. The coverage of such policy also includes acts and/or omissions performed by previous directors and officers of the Company for a one-year period beginning on October 31, 2005 and ending on October 31, 2006 without any retroactive limitation and subject to the terms of the policy.

     We provide our directors and officers (as shall be from time to time) with a prospective undertaking to indemnify such directors and officers by virtue of their service as our directors or officers or by virtue of their service as directors or officers on behalf of us in companies under our control or in which we hold interests. The aggregate indemnification amount pursuant to all our prospective indemnification undertakings shall not exceed the lower of: (i) 25% of our shareholders' equity, as set forth in our most recent consolidated financial statements prior to such payment; (ii) $40 million, in excess of any amounts paid (if paid) by insurance companies pursuant to insurance policies maintained by us from time to time with respect to matters covered by the prospective indemnification undertaking.

     We have also granted our directors and officers (as shall be from time to time), except to our Executive Chairman, an exemption from liability for damages due to a breach by either of them of their duty of care towards us, in accordance with the Israeli Companies Law.

C.   BOARD PRACTICES

     ELECTION OF DIRECTORS

     Our directors are elected by our shareholders at the annual meeting of the shareholders by an ordinary majority. Generally, the nominees for a director's office are recommended by the board of directors. The directors hold office until the next annual meeting of our shareholders. Our board of directors may appoint additional directors to our board of directors in the event the number of directors is less than the maximum number authorized by our articles of association. Any director so appointed will hold office until the next annual meeting of the shareholders. Our board of directors currently consists of 10 members. Our current directors (other than the external directors) were appointed by our shareholders at their annual meeting on December 29, 2005 and will hold office until the next annual meeting of our shareholders. .

     Under an amendment to the Israeli Companies Law, each Israeli public company, including us, is required to determine, no later than April 19, 2006, the minimum number of directors with "accounting and financial expertise" that such company believes is appropriate in light of the particulars of such company and its activities. A director with "accounting and financial expertise" is a person that, due to education, experience and qualifications, is highly skilled and has an understanding of business-accounting issues and financial statements in a manner that enables him/her to understand in depth the company's financial statements and stimulate discussion regarding the manner of presentation of the financial data. Our board of directors resolved on October 24, 2004 that the minimum number of directors with accounting and financial expertise appropriate for us in light of the size of the board of directors and nature and volume of our operations is one director.

     SUBSTITUTE DIRECTORS

     Our articles of association provide that any director may appoint another person to serve as a substitute director and may cancel such appointment. Under the Israeli Companies Law, the following persons may not serve as substitute directors: (i) any person who is not himself qualified to be appointed as a director; (ii) a person who is already serving as a director; or (iii) a person who is already serving as a substitute director for another director. Nevertheless, a director may be appointed as a substitute director for a committee of the board of directors if he or she is not already serving as a member of the committee. Under the Israeli Companies Law, there shall not be appointed a substitute director for an external director.

     EXTERNAL DIRECTORS; INDEPENDENT DIRECTORS

     The Israeli Companies Law requires Israeli public companies to appoint at least two external directors. The Israeli Companies Law provides for certain qualifications that a candidate for external directorship must comply with. Among such requirements, a person may not be appointed as an external director if such person or person's relative, partner or employer, or any entity controlled by such person, has, at the date of appointment, or had at any time during the two years preceding such date, any affiliation with the company, any entity controlling the company at the date of his appointment or any entity controlled by the company or by the entity controlling the company. The term "affiliation" is broadly defined in the Companies Law, including an employment relationship, a business or professional relationship maintained on a regular basis or control, service as a director or officer, other than service as a director who was appointed in order to serve as an external director of a company when such company was about to make an initial public offering.

     In addition, no person may serve as an external director if such person's position or other business creates, or may create, conflict of interest with the person's position as an external director, or if such position or other business may impair such person's ability to serve as a director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as a director or officer and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person. The Companies Law provides for additional qualification requirements that are imposed on such candidates.

     External directors are to be elected by a majority vote at the general meeting of shareholders, provided that(i) such majority vote at the general meeting shall include at least one third (1/3) of the total votes of non-controlling shareholders present and voting at such general meeting, excluding abstaining votes, or (ii) the total number of votes of the shareholders mentioned in clause (i) above that voted against such proposal does not exceed one percent (1%) of the total voting rights in the company.

     The initial term of an external director is three years and such term may be extended for an additional three-year period. External directors may be removed only in a general meeting, by the same percentage of shareholders as is required for their election, or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their fiduciary duty to us. Each committee of a company's board of directors that is authorized to exercise powers of the board of directors is required to include at least one external director, and all external directors must be members of the company's audit committee.

     An external director is entitled to reimbursement of expenses and to monetary and other compensation as provided in regulations promulgated under the Companies Law, but is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided by such person as an external director.

     Mr. Yosef Apter and Mr. Zvi Tropp were elected in December 2002 and September 2004, respectively, as our external directors. Mr. Apter was re-elected as an external director in December 2005 for a second three-year term which commenced on December 25, 2005. Mr. Tropp shall continue to serve as external director for the remainder of his 3-year term, which terminates on September 1, 2007.

     Pursuant to a recent amendment to the Israeli Companies Law at least one external director is required to have "accounting and financial expertise" and the other director(s) are required to have "professional expertise" or "accounting and financial expertise". A director has "professional expertise" if he or she satisfies one of the following:

     (i) the director holds an academic degree in one of these areas: economics, business administration, accounting, law or public administration;

     (ii) the director holds an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the board position; or

     (iii) the director has at least five years' experience in one or more of the following (or a combined five years' experience in at least two or more of these: (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c) senior position in the main business sector of the company.

     A director with "accounting and financial expertise" is a person that due to his or her education, experience and skills has high skills and understanding of business-accounting issues and financial reports which allow him to deeply understand the financial reports of the company and hold a discussion relating to the presentation of financial information. The company's board of directors will take into consideration in determining whether a director has "accounting and financial expertise", among other things, his or her education, experience and knowledge in any of the following:

     (i) accounting issues and accounting control issues characteristic to the segment in which the company operates and to companies of the size and complexity of the company;

     (ii) the functions of the external auditor and the obligations imposed on such auditor;

     (iii) preparation of financial reports and their approval in accordance with the companies law and the securities law.

     The above qualifications do not apply to external directors appointed prior to January 19, 2006, such as our external directors. However, an external director may not be appointed to an additional term unless: (i) such director has "accounting and financial expertise"; or (ii) he or she has "professional expertise", and on the date of appointment for another term there is another external director who has "accounting and financial expertise" and the number of "accounting and financial experts" on the board of directors is at least equal to the minimum number determined appropriate by the board of directors.

     Under Nasdaq Marketplace Rules, a foreign private issuer may follow its home country practice in lieu of the requirements of Rule 4350, provided, however, that such an issuer complies with selected rules as defined therein. We currently comply with all mandatory requirements as are applicable to us by virtue of our foreign status. We also comply with certain other voluntary guidelines that correspond to certain Israeli mandatory rules, although there is no assurance that we will continue to do so in the future should such Israeli rules cease to apply.

     Our current composition of the board of directors consists of a majority of independent directors. Two of our independent directors serve as external directors as defined by the Companies Law. For further elaboration as to election, qualification and roles of external directors, see above.

     Prior to such additional nomination, all our external directors served as audit committee members and as such carried out regular executive sessions at which only independent directors were present. Under Israeli Law, no requirement exists to oblige independent directors to conduct executive session. Although we will endeavor to proceed with such practice, the frequency may be reduced.

     The compensation of our President is approved, under the Companies Law, by the audit committee and board of directors. Since our President also serves as director in us, his compensation is also approved by our shareholders.

     As to procedures governing the election of our directors, see above.

     Our audit committee is comprised of four members, all of whom meet the independence and other professional requirements as stipulated by both Nasdaq Marketplace Rules and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934. The Nasdaq rules also require that at least one member of the audit committee be a financial expert. Our board of directors has determined that Mr. Tropp qualifies as a financial expert in terms of the Nasdaq requirements.

     BOARD COMMITTEES

     Our board of directors has established an audit committee and a donation committee, as described below.

     Audit committee. The Companies Law requires public companies to appoint an audit committee. An audit committee must consist of at least three members, and include all of the company's external directors. However, the chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. The responsibilities of the audit committee include identifying and examining flaws in the business management of a company's, in consultation with the internal auditor and the company's independent accountants and suggesting appropriate course of actions. In addition, an audit committee recommends approval of transactions that are deemed interested party transactions, including directors' compensation and transactions between a company and its controlling shareholder or transactions between a company and another person in which its controlling shareholder has a personal interest. An "interested party" is defined in the Israeli Companies Law as a 5% or greater shareholder, any person or entity who has the right to designate one director or more or the general manager of ours or any person who serves as a director or as a general manager.

     In accordance with the Sarbanes-Oxley Act of 2002 and Nasdaq requirements, our audit committee is comprised of four members, all of whom meet the independence and other professional requirements as stipulated by said rules.

     The Nasdaq rules also require that at least one member of the audit committee be a financial expert. Our board of directors has determined that Mr. Tropp qualifies as a financial expert in terms of the Nasdaq requirements.

     Our audit committee operates in accordance with a charter adopted prior to the enactment of the Sarbanes-Oxley Act of 2002.

     Our audit committee operates in accordance with a Charter adopted in July 2005 and written procedures governing approval of any proposed transactions with our external auditors. Within the framework of such governing documents, the audit committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on our financial statements. The audit committee's specific responsibilities in carrying out its oversight role include the approval of all audit and non-audit services to be provided by the external auditor and quarterly review the firm's non-audit services and related fees. These services may include audit services, audit-related services, tax services and others. The audit committee approves in advance the particular services or categories of services to be provided to us during the following yearly period and also sets forth a specific budget for such audit and non-audit services. Additional services may be pre-approved by the audit committee on an individual basis during the year. None of Audit-related Fees, Tax Fees or Other Fees provided to us by Brightman Almagor & Co., were approved by the audit committee pursuant to the de minimis exception to the pre-approval requirement provided by Section 10A of the Securities Exchange Act of 1934.

     Our audit committee has the authority to retain independent legal, accounting or other consultants as advisors, for which we will provide funding, and handle complaints relating to accounting, internal accounting controls or auditing matters.

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

     Our balance-sheet committee which was established to thoroughly peruse the financial statements and discuss certain key issues arising there from, and to recommend the board of directors whether or not to approve our financial statements was canceled by our board in December 2005. The authorities of our balance-sheet committee were transferred to our audit committee replaced the Balance sheet committee functions. In addition, the committee of independent directors established by our board of directors to consider and discuss a possible business combination between us and Elscint in a share-for-share transaction ceased to function upon completion of the merger by way of exchange of shares with Elscint during December 2005.

D.   EMPLOYEES

     As of May 31, 2006, EMI employed 19 persons in investment, administration and managerial services, all of whom were employed in Israel. As of May 31, 2006, PC had approximately 68 employees in Eastern Europe and 27 freelancers. The decrease in the numbers of employees can be explained by the sale of 50% of our Hungarian management company to Klepierre, the sale of four of our Polish shopping and entertainment centers and our Polish management company and the expected sale of the Novo Plaza project in the Czech Republic to Klepierre. See "Item 10. Additional Information - Material Contracts - Shopping and Entertainment Centers" below.

E.   SHARE OWNERSHIP

     2001 EMPLOYEES, DIRECTORS AND OFFICERS INCENTIVE PLAN

     Our 2001 Employees, Directors and Officers Incentive Plan (the "2001 Plan") provides for the issuance of up to 550,000 of our ordinary shares to our employees, directors and officers and to employees, directors and officers of companies controlled by us, of Europe-Israel and of companies controlled by Europe-Israel. The shares are issued to a trustee for the benefit of each recipient. Our board of directors approved on July 22, 2004 and on December 4, 2005 an increase in the number of shares available for grant under the 2001 Plan by 34,500 and 42,400 respectively. As of May 31, 2006, we have issued all 626,900 available shares under the 2001 Plan of which 490,051 shares were sold.

     All the shares issued under the 2001 Plan are purchased at a purchase price of NIS 24.1 per share. Each recipient is granted a loan in an amount equal to the full purchase price of the shares to be issued to such recipient. The loan is for a five-year period bearing interest at an annual rate of 6%. The shares issued for the benefit of each recipient serve as sole collateral for the repayment of the loan granted to such recipient (non-recourse) except that the loan will become a recourse loan in the event of payment of the loan prior to the lapse of the five-year period as a result of transfer or sale of shares issued to such recipient with respect to the interest rate for the portion of shares so sold or transferred. On February 16, 2006, our board of directors extended the term of the loan for an additional two years until February 24, 2008 for offerees, who do not serve as our directors or executive officers. As of May 31, 2006, all of the shares issued under the 2001 Plan have vested and may be exercisable.

     Under the Nasdaq Marketplace rules, foreign private issuers may follow home country practice in lieu of certain Nasdaq corporate governance requirements provided that such foreign private issuer shall submit to the Nasdaq a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws. Nasdaq has in the past required that foreign private issuers shall be granted exemptions from its Marketplace rules before following home country practice. In April 2004, we received an exemption from the Nasdaq Marketplace Rule requiring shareholders approval for an increase in the number of shares available for issuance under the Plan, and increased such number by additional 34,500 shares. In January 2006, in accordance with applicable Israeli law, we increased the number of shares available for issuance under the 2001 Plan by additional 42,400 shares without shareholder approval.

     ELSCINT'S 2001 EMPLOYEES, DIRECTORS AND OFFICERS INCENTIVE PLAN

     Elscint's 2001 Employees, Directors and Officers Incentive Plan (the "Elscint 2001 Plan") provided for the issuance of up to 850,000 ordinary shares of Elscint to employees, directors and officers of Elscint and its subsidiaries and to employees of Europe-Israel or other companies controlled by Europe-Israel. Under the Elscint 2001 Plan, 802,500 shares have been issued at a price per share of NIS 15.65. The remaining 81,000 shares were subsequently transferred as available shares for a subsequent option plan adopted by Elscint in 2003, see below. The rights of the recipients to retain the shares vest over periods of two or three years following the issuance (i.e., 50% or 33% of the shares will become available for purchase at the end of each year). All other terms and conditions of the Elscint 2001 Plan are substantially similar to those of our 2001 Plan. Elscint 2001 Plan was terminated by Elscint's board of directors on November 27, 2003.

     Upon the completion of the merger by way of exchange of shares between EMI and Elscint during November 2005, the 522,500 shares that remained outstanding as of such date were exchanged for 276,925 shares of EMI. As of May 31, 2006, the number of shares outstanding under the Elscint 2001 Plan was 188,485 shares of EMI.

     ELSCINT'S 2003 EMPLOYEES, DIRECTORS AND OFFICERS INCENTIVE PLAN

     Elscint's 2003 Employees, Directors and Officers Incentive Plan (the "Elscint 2003 Plan") provided for the grant of up to 116,000 options exercisable into up to 116,000 ordinary shares of Elscint. Elscint granted 50,000 options exercisable into 50,000 shares of Elscint to two of its then serving directors at an exercise price of $4.68 per option. Elscint 2003 Plan was terminated by Elscint board of directors on November 27, 2003. Upon the completion of the merger by way of exchange of shares between EMI and Elscint during November 2005, the 50,000 options were exchange for 26,500 options exercisabled into 26,500 shares of EMI at an exercise price of NIS 38.67 per option. As of May 31, 2006, all of the above options were exercised into 27,964 shares of EMI (taking into consideration adjustments for distribution of dividends) pursuant to their terms.

     2006 EMPLOYEES, DIRECTORS AND OFFICERS INCENTIVE PLAN

     Our 2006 Employees, Directors and Officers Incentive Plan (the "2006 Plan") provides for the grant of up to 1,000,000 non-marketable options to our employees, directors and officers and to employees, directors and officers of companies controlled directly or indirectly by us. The options will be granted to the recipients for no consideration. The exercise price per option will be the lower of: (i) NIS 100; or (ii) the average closing price of our ordinary shares on the TASE during the 30-trading day period preceding the date of grant of such options.

     The options may be exercised into shares in such manner that on the exercise date we will issue to each recipient shares equivalent to the gain from the exercise of the options (i.e.: each option may be exercised to such number of shares equaling to the opening price of EMI shares on the TASE on the exercise date minus the exercise price while the difference is then divided by the above opening price; provided however, that such opening price will not exceed 166% of the exercise price. Accordingly, the maximum number of shares issuable upon exercise of all of the options that may be granted under the 2006 Plan is 397,590. The rights of the recipients to exercise the options vest over periods of three years following the grant (i.e., 33.33% of the options may be exercised at the end of each year). The options will expire after the lapse of five years from their date of grant. As of May 31, 2006, the conditions precedent to the grant have not yet been satisfied. We expect the conditions to the grant to be satisfied by July, 2006.

     In accordance with Nasdaq rules applicable to foreign private issuers, we have elected to follow home country practice, and accordingly, the 2006 Plan was not approved by our shareholders. See "- 2001 Employees, Directors and Officers Incentive Plan" above.

     ISSUANCE OF OPTIONS TO OUR EXECUTIVE CHAIRMAN OF THE BOARD

     We have granted 350,000 options to our Executive Chairman of the board of directors. For additional information, see "- B. Compensation of Directors and Officers" above.

     INSIGHTEC EQUITY PLANS

     InSightec maintains four equity incentive plans:

     InSightec's 1999 Employee Stock Ownership Plan (the "1999 Plan") provides for the grant of up to 2,650,000 options, at an exercise price of NIS 0.01. The rights of the recipients to exercise the options vest over a four-year period from the grant date, 50% after two years and 25% after each of the third and fourth years. The options generally expire following seven years as of their date of grant. On January 30, 2006, InSightec's board of directors extended the exercise period by additional 2-year period to nine years as of their date of grant.

     InSightec's 2003 Employee Stock Ownership Plan (the "2003 Employee Plan") provides for the grant of up to 1,094,000 options (700,000 plus 394,000 that were transferred from the 1999 Plan), at an exercise price that varies from $5.85 to $16. Options granted under the 2003 Employee Plan generally vest after a two-year period from the end of calendar year in which the options were granted. On January 30, 2005 InSightec's board resolved to amend the 2003 Employee Plan so that the options granted under the 2003 Employee Plan after January 30, 2005, would generally vest over a four-year period from the grant date, 50% after two years and 25% after each of the third and fourth years. The options generally expire following seven years as of their date of grant.

     InSightec's 2003 Service Providers Plan (the "2003 Service Providers Plan") provides for the grant of up to 300,000 options, at an exercise price of $5.50. The board of directors will determine vesting term. The options generally expire following seven years as of their date of grant.

     InSightec's 2006 Stock Option Plan (the "2006 Plan") provides for the grant of up to 400,000 options, at an exercise price equal to fair value at the date of grant. On the board of directors from January 30, 2006, a resolution was made to transfer the balance of unallocated options from the 2003 Employee Plan and the 2003 Service Providers Plan to the 2006 Plan, in addition to the 400,000 options. The rights of the recipients to exercise the options vest over a four-year period from the grant date, 50% after two years and 25% after each of the third and the fourth years. The options generally expire following seven years as of their date of grant or following 5 years if some criterions are met as stipulated in the 2006 Plan.

     As of May 31, 2006 the total amount of options in pool sums up to 4,050,000. 472,550 are available from which 250,000 options are reserved to Mr. Mordechay Zisser, at an exercise price of $5.50.

     Among the recipients of these plans InSightec issued 100,000 options to Shimon Yitzhaki, a director of InSightec who also serves as a director of EMI. Such options are exercisable into ordinary shares of InSightec, at an exercise price of $3.33 per share until May 2010. Our shareholders approved the allotment. InSightec also granted one of our executive officers Marc Lavine options to purchase, at par value, 7,500 ordinary shares according to 2003 Employee Plan, exercisable until May 2010.

     All of these four plans automatically vest and become exercisable without any discretion on the part of InSightec's board of directors or compensation committee upon certain events that constitute a material change to InSightec, such as: a change of control; a resolution of InSightec's shareholders or their board of directors for their dissolution or a distribution in kind of most of their assets; types of mergers etc. Each of the above four plans contains a first refusal right among the recipients.

     The following table indicates share ownership and percentage ownership as of May 31, 2006 in EMI and its subsidiaries, of all current directors and officers:

                          NUMBER OF
         NAME              SHARES       %        ENTITY
         ----            ----------   -----    ---------
Mordechay Zisser         12,403,634*  48.73*   EMI
Shimon Yitzhaki              83,765        **  EMI
                            100,000        **  InSightec
Rachel Lavine                53,000        **  EMI
Yehoshua (Shuki) Forer        7,000        **  EMI
Abraham (Rami) Goren         47,700        **  EMI
Moshe Lion                   13,250        **  EMI
Marc Lavine                   7,500        **  InSightec

* Includes 12,053,634 shares of EMI held by Europe-Israel, which may be deemed indirectly beneficially owned by Mr. Mordechay Zisser by virtue of his control of Europe-Israel through his control of Control Centers, see "Item 7. Major Shareholders and Related Party Transactions - Major Shareholders" below. On June 8, 2006, EMI granted to Mr. Zisser 350,000 options exercisable into 350,000 ordinary shares of EMI in consideration for NIS 137.44 per option. The options were exercisable immediately upon their grant for a three-year term.

**   Less than 1% of the outstanding ordinary shares of the respective entity.

     EMI has one class of shares. All of EMI's ordinary shares have the same voting and equity rights.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     EMI had, as of May 31, 2006, 25,454,262 shares outstanding, excluding 2,800,000 ordinary shares held by EMI which do not have any voting and equity rights. The following table sets forth certain information as of May 31, 2006, concerning: (i) persons or entities who, to our knowledge, beneficially own more than 5% of the outstanding ordinary shares of EMI, (ii) the number of ordinary shares of EMI beneficially owned by all officers and directors of EMI as a group:

                                           NUMBER OF SHARES
          NAME AND ADDRESS              BENEFICIALLY HELD (1)   PERCENTAGE
          ----------------              ---------------------   ----------
Europe-Israel (M.M.S.) Ltd.                   12,053,634           47.35
   13 Mozes Street
   Tel-Aviv, Israel (2)
Mordechay Zisser (3)                          12,403,634           48.73
All officers and directors as a group
   (11 persons) (4)                           12,608,349           49.53

(1) The number of shares and percentage ownership is based on 25,454,262 ordinary shares outstanding as of May 31, 2006. Such number excludes 2,800,000 ordinary shares held by EMI, which do not have any voting or equity rights. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the ordinary shares owned by their family members to which such directors disclaim beneficial ownership.

(2) Europe-Israel is a private Israeli subsidiary wholly owned by Control Centers. Control Centers is controlled by Mr. Mordechay Zisser, the executive chairman of the board of directors of EMI.

(3) Mordechay Zisser serves as Executive Chairman of our board of directors. In addition, on June 8, 2006, EMI grant to Mr. Zisser of 350,000 options exercisable into 350,000 ordinary shares of EMI in consideration for NIS
     137.44 per option. The options are exercisable immediately upon their grant for a three-year term.

(4) Includes 12,053,634 shares of EMI held by Europe-Israel, which may be deemed indirectly beneficially owned by Mr. Mordechay Zisser by virtue of his control of Europe-Israel through his control of Control Centers, as described in footnote (2) above. In addition, on June 8, 2006, EMI granted to Mr. Zisser 350,000 options exercisable into 350,000 ordinary shares of EMI in consideration for NIS 137.44 per option. The options are exercisable immediately upon their grant for a three-year term. On May 31, 2006, our shareholders approved a grant of options to our directors, see also "Item 6. Directors, Senior Management and Key Employees - E. Share Ownership - 2006 Employees, Directors and Officers Incentive Plan" above. As of the date of this annual report, the conditions to the grant have not yet been satisfied, and we expect the grant to occur during July 2006.

     CHANGES IN MAJOR SHAREHOLDERS' HOLDINGS DURING THE LAST THREE YEARS

     The following is a list of changes in major shareholders' holdings during the last three years:

     On May 17, 2006, Elscint sold 524,187 shares of EMI in consideration for NIS 115 for each share, through a private transaction. The aggregate consideration with respect to such sale was approximately NIS 60.2 million (approximately $13.1_million). Prior to the reported transaction, part of these shares did not have voting rights inasmuch as they were held by a subsidiary of EMI. Following the transaction the shares sold will enjoy full equity and voting rights.

     On March 2, 2005 Bank Leumi Le'Israel Ltd. informed us that its mutual funds and provident funds ceased to be a major shareholder of EMI.

     As a result of the completion of a merger by way of exchange of shares between EMI and Elscint, Elscint became a wholly-owned subsidiary of EMI and each outstanding share of Elscint (other than Elscint ordinary shares held by EMI and by or for the benefit of Elscint) was exchanged for 0.53 ordinary shares of EMI. On December 2, 2005, EMI issued 3,479,216 ordinary shares to Elscint shareholders (other than Elscint ordinary shares held by EMI and by or for the benefit of Elscint). Such number excluded approximately 26,500 ordinary shares of EMI that were issued upon exercise of options to purchase Elscint shares, which EMI assumed in connection with the above merger.

     As of May 31, 2006, there were approximately 887 holders of record of our ordinary shares with addresses in the United States, holding approximately 22.73% of our issued and outstanding ordinary shares (excluding 2,800,000 ordinary shares held by us which do not have any voting and equity rights).

B.   RELATED PARTY TRANSACTIONS

     LEASE

     EMI and its direct and indirect subsidiaries lease office space from Control Centers and Europe-Israel, the parent of EMI.. See "Item 4. Information on the Company - D. Property, Plants and Equipment" above. The lease agreements were approved by our audit committee and board of directors as a non-extraordinary transaction within the meaning of the Israeli Companies Law.

     AMENDMENT TO TERMS OF OPTIONS GRANTED TO OUR EXECUTIVE CHAIRMAN OF THE
BOARD

     In September 2001, we granted to Mr. Mordechay Zisser, the Executive Chairman of our board of directors, options to purchase up to 350,000 of our ordinary shares. The exercise price of the options, originally set at NIS 35.7 per share, was later amended to reflect changes in the exchange rate between the NIS and the U.S. dollar and in December 2002, our shareholders approved a further amendment of the exercise price to unlinked NIS 44 per option. In September 2004, our shareholders approved a one-year extension of the exercise period until September 8, 2005 and amended the exercise price to NIS 45.7 per share. These options were exercised by Mr. Zisser on February 27, 2005, in consideration for approximately NIS 16.0 million (approximately $3.6 million).

     ALLOCATION OF COSTS AGREEMENT

     At the annual general meeting of shareholders held on February 21, 2001, our shareholders approved an agreement with Europe-Israel and Elscint, beginning retroactively from January 1, 2000 and continuing until December 31, 2002, for the allocation of costs and expenses incurred in connection with services rendered to those companies by their in-house legal, economic and taxation and accounting departments. The allocation would be carried out so that Europe-Israel bears 35%, while Elscint and EMI each bear 32.5% of such costs. These percentage shares reflect a general estimate of the companies' management of the actual utilization rate of these departments' services by each of the companies based on the actual services provided thereby during the first half of 2000. Should these percentage rates deviate from the actual service rates by more than 10%, the parties will be charged on the basis of the actual cost allocation. In November 2002, our audit committee and board of directors approved the extension of the agreement for a three-year term until December 31, 2005 on which date the agreement was terminated.

     MANAGEMENT SERVICES

     Pursuant to an agreement dated February 28, 2001 in effect as of August 1, 2000 among us, our subsidiaries, PC and Elbit Ultrasound (Netherlands) B.V. and Triple-S Holdings N.V. ("Triple-S"), an unrelated third party, Triple-S undertook either itself or through Mr. Shmuel S. Smucha, its controlling shareholder who acted at that time as the President and Chief Executive Officer of PC, to render management services to PC. As consideration for such services, Triple-S received a monthly fee of $40,000. In addition, Mr. Smucha was eligible to receive from PC reimbursement of reasonable living expenses, as well as other customary benefits. Triple-S was entitled to receive from PC a monthly loan of $5,000, bearing market interest rates and repayable no later than December 31, 2004. This agreement was terminated on December 31, 2003. Mr. Smucha continued to render services to PC for one additional month, until January 31, 2004. Upon termination of the agreement and Mr. Smucha's services, the parties finalized and settled all open accounts and issues.

     PRIVATE ISSUANCE OF SHARES TO TRIPLE-S

     In March 2004, we issued 623,362 ordinary shares to Triple-S pursuant to an agreement, dated February 28, 2001, between us, our subsidiaries PC and Elbit Ultrasound (Netherlands) B.V. and Triple-S,. Under the agreement, we issued 250,000 ordinary shares to Triple-S in exchange for services provided by Triple-S to PC and Triple-S's waiver of certain rights to purchase shares of companies held by PC. In addition, under the terms of the agreement, we undertook, following the lapse of approximately three years from the date of such agreement (January 15, 2004), to review the market value of the 250,000 shares issued to Triple-S. In the event that the market value of such shares would have been lower than $6 million, we undertook to pay Triple-S the difference between the calculated market value and $6 million, either by cash or by way of issuance of additional shares of EMI. According to our calculation, the market value of the 250,000 shares was lower than $6 million, and therefore, our board of directors approved the payment to Triple-S of the aforementioned difference by way of issuance of additional 623,362 of our shares.

     AGREEMENT FOR AVIATION SERVICES

     Pursuant to an agreement between us and Jet Link Ltd. ("Jet Link"), an aviation company wholly-owned indirectly by Control Centers, which was approved by our shareholders on September 10, 2000, we, or our subsidiaries, may purchase aviation services from Jet Link for our operations in the shopping and entertainment centers business for up to 150 hours per annum in consideration for payments in accordance with Jet Link's price list to unaffiliated companies less a 5% discount. Due to our increasing business needs, we and our subsidiaries purchased during 2003, 2004 and 2005 additional approximately 20, 70 and 200 flight hours from Jet Link, respectively under the same terms. The purchase of the additional flight hours was approved by our audit committee and board of directors as a non-extraordinary transaction within the meaning of the Israeli Companies Law.

     AGREEMENT FOR THE PURCHASE OF COORDINATION, PLANNING AND SUPERVISION SERVICES OVER CONSTRUCTION PROJECTS

     Companies controlled by the executive chairman of our board of directors, are parties to various agreements with subsidiaries of PC, pursuant to which such entities have agreed to provide services of coordination, planning, execution and supervision over construction projects, to PC's subsidiaries, in consideration for 5% of the actual construction costs of each such project (excluding land acquisition cost, financing costs and general and administrative costs), plus VAT. In addition, PC's subsidiaries will reimburse the said companies, for all reasonable costs incurred in connection with the services rendered thereby, not to exceed a total of $50,000 per project. Such agreements were entered into pursuant to a framework agreement signed by us and Control Centers (the parent company of these two companies), which was approved by our shareholders meeting during 2000. The framework agreement was terminated on December 31, 2002.

Following the termination of the above framework agreement pursuant to its terms, a similar agreement for the receipt of such services for real estate projects, subject to certain amendments, and the receipt of aviation service was approved by our shareholders on May 31, 2006. Under the agreement entered into between us and Control Centers we will receive from Control Centers (either directly or through its subsidiaries or affiliates, other than the Company) coordination, planning, execution and supervision services over our real estate projects and/or real estate projects of our subsidiaries and/or affiliates in consideration for a fee equal to 5% of the actual execution costs (excluding land acquisition costs, financing cost and the consideration for Control Centers under the agreement) of each such project. The agreement will apply to real estate projects initiated following the approval of the agreement by the Company's shareholders and to the following projects: (i) a shopping and entertainment center in Liberec, Czech Republic; (ii) a shopping and entertainment center in Kerepesi, Hungary; and (iii) a complex of shopping and entertainment center, hotels, congressional centers and other facilities in Obuda, Hungary, which are currently under early stage of development.

     Such fee will be paid in installments upon the meeting of milestones as stipulated in the agreement. In addition, the Company will reimburse Control Centers for all reasonable costs incurred in connection with the services rendered thereby, not to exceed a total of E75,000 ($88,000) per real estate project.

     If the purpose of a real estate project is changed for any reason prior to the completion of the project or if the development of the real estate project is terminated for any reason (including the sale of the real estate project), the payment to Control Centers will be calculated as a percentage of the budget for the project, provided that such percentage shall not exceed the percentage determined for the next milestone of the project had it had continued as planned. The calculation of such payments to Control Centers will be subject to the approval of an external accountant and the approval of the audit committee and board of directors.

     In addition, the Company and/or its subsidiaries and/or affiliates may also purchase from Control Centers through Jet Link up to 125 flight hours per calendar year in consideration for payments to Jet Link in accordance with its price list to unaffiliated companies less a 5% discount. This Agreement does not derogate from a previous agreement entered into between us and Jet Link for the purchase of aviation services which was approved by our shareholders on September 10, 2000, see "- agreement for aviation service" above.

     The agreement with Control Centers has a five-year term commencing on May 31, 2006.

     AGREEMENT FOR THE PURCHASE OF COORDINATION, PLANNING AND SUPERVISION SERVICES OVER THE BUCURESTI HOTEL COMPLEX

     In October 2001, an engagement between Bucuresti and Control Centers (thought its wholly owned subsidiary) was approved at an Elscint shareholders' meeting. In accordance with such engagement, Control Centers provides coordination, planning and supervision services with respect to the renovation works of the Bucuresti Hotel complex, for a fee equal to the lower of (i) 5% of total actual costs of the renovation works (excluding general and administrative as well as financing costs); and (ii) 5% of $30 million. The parties are yet to execute a definitive agreement.

     A TURN KEY CONTRACTOR AGREEMENT REGARDING THE ARENA CENTER

     In May 2002, Elscint's shareholders approved a turn-key agreement by and between S.L.S. Sails Ltd. ("SLS"), our indirect wholly owned subsidiary (which holds the rights in the Arena Center in Herzliya, Israel), and C.D.P.M. Kft., ("CDPM"), a subsidiary of Control Centers, for the completion of the construction of the Arena in consideration of $57.7 million. The consideration was determined on the basis of a calculation of the amount of work remaining to be preformed as at February 28, 2002. The consideration was subject to adjustments and reductions in respect of payments made by SLS to third parties sub-contractors, suppliers and consultants from March 1, 2002, up to the commencement of works by CDPM. In June 2003, CDPM assigned its rights and obligations under the agreement to another company controlled by Control Centers, Castara Construction Servicing Limited Liability Company ("CCS"). The total consideration paid to CCS by SLS (including adjustments which were approved by Elscint's audit committee and Elscint's board of directors subsequent to the assignment date) amounted to NIS 161.8 million. Such consideration includes approximately $2.3 million paid by SLS to CCS pursuant to an arbitration held between the parties in March 2004 in connection with CCS' allegations regarding the construction works in the Arena. Elscint received from Control Centers a construction performance quality guarantee, in the amount, as of December 31, 2005, of $1.6 million.

     We furnished the local municipality, with a bank guarantee to secure payment of certain land betterment tax, in an amount of approximately $1.0 million. Arbitration is currently being held as to this tax liability between Marina Herzliya Limited Partnership Ltd. (a company controlled by Control Centers) and the local municipality. We estimate, based on professional opinion that no significant costs will be borne thereby, in respect of this guarantee.

     TAX ARRANGEMENT

     During 2004, we, Europe-Israel and Elscint have finalized an arrangement with the Israeli Tax Authority, with effect from December 31, 2002, whereby a new tax basis has been determined for our investments (on consolidated basis) in foreign subsidiaries ("regulated revaluation" and "regulated assets"). The arrangement provides for no additional tax to be imposed in Israel on gains generated from the realization of regulated assets, and on dividends distributed therefrom, and all up to the amount of the regulated revaluation. Provision for those tax payments under the arrangement has been recorded in our statement of operations for the years 2002 through 2004, under the tax expenses for previous years' item. Taxes which relate to capital reserves from foreign currency translation adjustments deriving from the regulated profits were charged to capital reserves.

     LOAN AGREEMENT WITH BANK HAPOALIM B.M.

     Within the framework of our loan agreements with Bank Hapoalim B.M. the bank has agreed to waive all our financial covenants in the event certain conditions are met, including conditions relating to Europe-Israel. See "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Other Loans" above.

     COMPENSATION

     For details regarding compensation granted to our directors and officers, including securities issued to our directors and officers under different incentive plans, see "Item 6. Directors, Senior Management and Key Employees -
B. Compensation and E. - Share Ownership" above.

     INDEMNIFICATION, INSURANCE AND EXEMPTION

     For details regarding the grant of insurance, exemption and indemnification to our directors and officers, see "Item 6. Directors, Senior Management and Key Employees - B. Compensation" above.

     RELATED PARTY GUARANTEES

     We provide from time to time, guarantees to financial institutions or other unrelated parties in connection with undertakings, monetary and others, that are assumed by our subsidiaries. Details as to material guarantees are provided in "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Loans" above.

ITEM 8. FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See our consolidated financial statements included in Item 18 below.

B.   SIGNIFICANT CHANGES

LEGAL PROCEEDINGS

     1. In November 1999, a number of institutional and other investors, holding shares in Elscint, filed a lawsuit in the Haifa District Court against EMI, Elscint, Europe Israel, Control Centers and others. The plaintiffs also requested the certification of their claim as a class action suit on behalf of all those who had held Elscint shares on September 6, 1999, and continued to do so as at the filing date of the suit (excluding the Company and certain other shareholders). The claim alleges discrimination against Elscint's minority shareholders arising from various transactions or activities carried out by its controlling shareholders and directors, which allegedly caused them financial loss, manifested by the 45% ($100 million) decline in the value of Elscint's shares in the period from February 24, 1999 to the claim's filing date.

     The principal remedy requested in the claim is a court order instructing EMI to carry out a tender offer of Elscint's shares at $14 per share as the former allegedly undertook, in its letter to Elscint of February 1999, or alternatively, to purchase the shares in their possession, at a price to be determined by the Court. As another alternative, the plaintiffs requested the court to issue an injunction prohibiting execution of the September 9, 1999 transactions (acquisition of the hotel operations and the Arena commercial center in the Herzliya Marina, by Elscint, from Europe Israel and Control Centers, respectively) and the refund of all and any amounts paid thereunder. Part of the remedies were requested as a derivative claim on behalf of Elscint.

     Although the Haifa District Court has rejected the class-action request, it was ruled that the plaintiffs may, notwithstanding so rejecting the request for class-action proceedings, pursue their matter. In November 2001, the plaintiff's were granted leave to appeal to the Supreme Court regarding the Court's decision. EMI and the plaintiffs presented their respective pleadings. As of May 31, 2006, the Court has not yet rendered its decision in the motion for leave to appeal.

     Management of EMI believes, based, inter alia, on legal opinions, that the final outcome of this case cannot be estimated at this stage.

     In January 2003, EMI received a letter from one of the insurers of Europe Israel, EMI and Elscint, that provides insurance to the Insured companies including insurance pertaining to the representative claim described above.

     In this letter, the Insurer made certain allegations against the Insured Companies, including, inter alia, that the Insured Companies breached their disclosure duties under Section 6(a) to the Insurance Contract Law, 1981, by failing to disclose to the Insurer material information prior to the issuance of additional cover to the policy purchased by Europe Israel, effective as of July 1999, and prior to the replacement of the Policy and the Additional Cover by the issuance of a new policy effective as of August 1999. The letter states that the Policy, Additional Cover and Replacement Cover issued by the Insurer will be cancelled unless the Insured Companies indicate that circumstances were different than those described in the letter. EMI's legal counsel sent a reply on behalf of the Insured Companies on March 20, 2003, in which the allegations of the Insurer were rejected. As of May 31, 2006 EMI has not received an answer from the Insurer to this letter. However, the parties are currently negotiating to reach a settlement.

     In January 2006, EMI and Elscint entered into an agreement with one of the insurers, different from the insurer described above, which insured EMI and Elscint, inter alia, with respect to the lawsuit described above. In accordance with the terms of the agreement EMI, Elscint and their former and current directors and officers released the insurer from all liabilities that will arise from the abovementioned claim in consideration for a one-time payment in the amount of $0.2 million (NIS 0.9 million).

     2. EMI, Elscint and others were served with a claim as well as a motion to recognize same as a class-action, in respect of damage amounting to $158 million, allegedly caused to the represented class. Underlying the claim is the contention that EMI, through Elscint's board of directors, caused damage to and discriminated against minority shareholders of Elscint. Both parties agreed to postpone the hearing in this case until the Supreme Court hands down a decision on the leave to appeal, as detailed in section (1) above. Management, based on legal advice, is of the opinion that it is not possible at this stage to estimate the outcome of the claim and the motion for class-action recognition.

     3. As of December 31, 2005, we are a party to several additional court claims as well as certain other written demands and/or claims, filed against us by third parties (including governmental institutions) in connection with terminated activity, some without any specified amount, while others, in the aggregate amount of $41.6 million, as royalties or compensation for damages allegedly caused as a result of the companies' actions and/or products, which mainly relate to the medical imaging business sold by EMI and Elscint in 1998 and 1999. In respect of certain claims, totaling approximately $5.8 million, our managements estimate, based on legal opinion and/or on past experience, that no significant costs will accrue thereto as a result of said claims exceeding the provisions included in respect thereof in the financial statements, and that such provisions are adequate for covering the costs and resources required to settle the liabilities arising therefrom. Elscint's legal advisers cannot presently determine the outcome of other written demands, totaling $35.8 million in addition to claims without any specified amount. Elscint's management believes that the prospects for realization of most such demands are remote, based on the time that has elapsed since serving said demand and on the nature thereof. We have included in our financial statements provisions that are, as per our discretion based inter alia on specific counsels and past experience, adequate to cover the costs and resources required to settle the liabilities under these claims.

     4. Elscint was served in 2003 with a motion filed by a third party seeking an injunction to prohibit Elscint from using the trade name "Arena" for the entertainment and commercial center in the Herzliya Marina in Israel, on the grounds of unlawful usage of same, exploitation of goodwill and unfair competition. In the event the plaintiff's contention is upheld, Elscint may suffer certain indirect losses and costs. An application for an interim injunction, prohibiting the use of the trade name "Arena," was dismissed by the court. On March 20, 2006 the judge dismissed the lawsuit against the Company. The Plaintiff has the right appeal the courts decision up to April 27, 2006. Since the period to serve the appeal has expired we expect, inter alia, on legal opinion that such appeal will not be served.

     5.

     a. A criminal investigation carried out against a number of suspects (including former officers in the State Ownership Fund of the Romanian government who were involved in the privatization procedures and the sale of control in Bucuresti Tourism S.A. ("Bucuresti") to a wholly owned Romanian subsidiary of BEA known as "Domino") for certain events relating to the period prior to the acquisition of control in Bucuresti by B.H., culminated in the filing of an indictment against 17 defendants. Such criminal proceedings may have an indirect effect on the validity of the privatization and thereby an indirect effect on Domino's rights in Bucuresti, notwithstanding that Domino was not an accused party under the indictment. The Court has decided to return the indictment to the Prosecution Office for its resubmission. After the appeal against this decision has been rejected by the court, this case is no longer pending in front Romanian Courts of justice.

     b. In the framework of an agreement to establish a joint company owned by Bucuresti and a third party, which was signed prior to the acquisition of Bucuresti by BEA, such third party undertook to invest $27.0 million (NIS 124.3 million) in the joint company and in consideration Bucuresti undertook to transfer its rights in the Bucuresti Complex to the ownership of the joint company. As a result of the third party's failure to meet its obligations thereunder, Bucuresti has terminated the partnership agreement and filed an application to the Court to liquidate the joint company. This application was approved by the Court. The third party has submitted an appeal to the Supreme Court. On June 3, 2005, the Supreme Court irrevocably rejected this appeal. Accordingly, there is no risk that Bucuresti will be forced to transfer its rights in the Bucuresti Complex to the joint company.

     c. Bucuresti was served with two claims, which challenged its ownership in the Bucuresti Hotel Complex. Both of the claims are pending on the Bucharest Court of Appeals. Management believes based, inter alia, on legal opinion that Bucuresti is expected to win those claims.

     d. In June 2005, certain individuals submitted their final appeal to the Supreme Court requesting the nullification of the public tender for the sale of the Bucuresti shares, the privatization contract and the transfer of the Bucuresti shares to Domino. This case was ruled in favour of Domino in the previous procedural stages (first instance and appeal) on technicalities, since the application for the cancellation of the privatization contract was served after the 3 months term during which any interested person could file an application for the cancellation of the privatization. EMI expects - based, inter alia, on legal opinion- that Domino will win this case. In addition our legal counsel stated that in the event that the Supreme Court will rule in favor of the plaintiffs, the privatization contract will be cancelled with the effect of returning the parties to their original position before the contract was accepted.

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

     BEA's management is of the opinion that the claims will not significantly affect BEA's rights in the shares of Bucuresti and in the Bucuresti Complex.

     8. On April 5, 2006, Cukierman Real Estate Ltd. filed a summary procedure claim before the District Court of Tel-Aviv against EMI and PC. Within the framework of this claim, the District Court has been requested to order the Defendants to pay the Plaintiff the amount of NIS 10,751,920 (approximately E1,899,632) as an intermediary brokerage fee arising out of the sale by EMI to Klepierre S.A. of its shopping centers in Poland and Czech Republic. An application for leave to defend has not yet been filed. On May 8, 2006, EMI filed a motion to strike out the claim in limine or alternatively to strike out the title "summary procedure". EMI believes, based, inter alia, on legal opinions, that the chances that a substantial part of the claim or the claim as a whole to be dismissed are good.

     9. In December 2005, Elscint was served with a statement of a claim filed with the Regional Court by Elscint's former employee requesting that Elscint compensate him for damages resulting from his Cancer disease, allegedly caused to him by exposure to radiation, in the amount of NIS 315,000 and other undefined compensation. The insurance company rejected its liability and claimed that such radiation is excluded from the policy. Elscint has approached a radiation expert to receive an expert opinion. A statement of defense and third party notice against the insurance company has not yet been submitted. Management of the Company, based, inter alia, on legal opinion received, believes that the potential financial consequences of this claim can not be estimated at this early stage of legal proceedings.

     10. On April 11, 2006, Eliahu Razin, Bellway LLC and Monilen Enterprises Limited filed a claim before the District Court of Tel-Aviv against Elscint, the chairman of the board of directors of Elscint, Elscint's directors and officers and against companies controlled by Elscint.

Pursuant to this claim, the District Court has been asked to declare that Bellway LLC is the legal owner of 20% of the shares of Domino, to enforce an agreement signed by the parties and to order the defendants to pay the plaintiffs their damages in the amount of NIS 25 million (approximately $5.43 million). A Statement of Defense has not yet been filed.

     EMI's management believes based, inter alia, on legal opinions that the chances of a substantial part of the claim or the claim as a whole to be dismissed are good.

10. In March 2005, an action was instituted at the Regional Labor Court in Tel-Aviv-Jaffa by an employee of Europe Israel against Mr. Mordechay Zisser (executive chairman of EMI's Board of Directors), Control Centers and Vectory Investment Company Ltd. (controlling shareholders of EMI), in terms of which, the Court was requested to issue a declaratory order establishing the Plaintiff's entitlement to 14% of the shares of the companies specified in the statement of claim - including shares of EMI, Elscint, InSightec, Gamida, Olive, Easy Run and VCON - which are directly or indirectly, owned and/or controlled by the defendants and/or by companies under control thereof. The Court was further requested to order the transfer of such 14% to escrow.

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

     On March 27, 2005, the Labor Court dismissed substantially all of the Plaintiff's motion, in determining that the Plaintiff failed to provide evidence establishing: (i) his prima facie right to 14%, as he claimed; (ii) his entitlement to rights in and to companies aside from those directly invested by Europe Israel; (iii) his right to shares in EMI, Elscint, Insightec and Gamida. The above action was erased at the request of the plaintiff.

     The Plaintiff filed in October 2005, a lawsuit in the Regional Labor Court in Tel-Aviv-Jaffa against Vectory. The Plaintiff requested the court to issue a mandatory injunction against Vectory ordering it to transfer the Plaintiff shares of the companies specified in the statement of claim - including 2,500 shares of EMI, 1,000 shares of Elscint,

1,250 shares of InSightec, 1,500 of Gamida, 2,000 of EasyRun, 2,000 of Olive and shares of other companies within the Europe Israel group of companies. The Plaintiff evaluated his claim to an aggregate amount of NIS 285,000 (approximately $61,900). In January 2006, Vectory filed a statement of defense]

     Underlying the claim is the contention that the Plaintiff's rights under the statement of claim derive from an agreement executed in 1998 by and between the Plaintiff and Vectory. This Agreement was terminated by Vectory due to different breaches of the Agreement by the Plaintiff. It should be noted that the conclusions made by the court in the framework of the provisional proceedings of the above previous claim sided with Vectory's interpretation of the Agreement.Although we are not parties to the claim, the outcome thereof might indirectly affect the nature and scope of their rights in their investee companies.

     Vectory is of the opinion that this claim, insofar as it relates to us as included in the claim, is provocative, fundamentally unfounded and groundless (both with respect to the number of the companies in which rights are sought and with respect to the scope of rights claimed) and that it will not materially affect its rights in us. However, the defendants' legal counsel cannot, at this early stage, estimate the outcome of the claim.

     In May 25, 2006, the Plaintiff filed an additional lawsuit in the District Court in Tel-Aviv-Jaffa against EMI, Mr. Zisser and/or Control Centers and/or EMI's board members and/or the management companies related to Mr. Zisser and Control Centers, requesting the court to state the annulment of any decision made by EMI for granting of any benefits to Mr. Zisser and/or Control Centers using shares the subject of Plaintiff's claimed.

     Alternatively, the Plaintiff requested the court to determine that the Plaintiff's claimed rights to EMI's shares will be taken into account as an opposing side to any decision made in any general meetings of EMI, while reserving the Plaintiff's rights to take legal proceedings to prevent infringement of his rights as a minority shareholder in EMI. Alternatively, the Plaintiff requested the court to determine that in every general meeting that convenes for determining the above stated decisions, the Plaintiff's claimed rights to EMI's shares will not be considered as taking any side in the decisions, while reserving his above legal rights. Management, based on legal advice received is of the opinion that it is not possible at this early stage to estimate the outcome of the claim.

ORDINARY COURSE OF BUSINESS

     We are involved from time to time in litigation arising in the ordinary course of our business. Although the final outcome of each of these cases cannot be estimated at this time, our management believes, based on legal advice, that the resolution of such litigation will not have a material adverse effect on our financial position.

ITEM 9. THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

     The ordinary shares of EMI are quoted on Nasdaq under the symbol "EMITF" and are listed on the TASE.

     The annual high and low sale prices for our ordinary shares for the five most recent full financial years are:

                                NASDAQ                TASE
                          ------------------   ------------------
YEAR ENDED DECEMBER 31,   HIGH ($)   LOW ($)   HIGH ($)   LOW ($)
-----------------------   --------   -------   --------   -------
          2005              19.54       8.9      19.18      9.01
          2004                 10      6.92       9.97      7.21
          2003               7.14      3.70       6.91      3.80
          2002               7.71      4.50       7.40      4.50
          2001               6.30      4.23       6.60      4.45

     The quarterly high and low sale prices for our ordinary shares for the two most recent full financial years and the first subsequent quarter are:

                       NASDAQ                TASE
                 ------------------   ------------------
                 HIGH ($)   LOW ($)   HIGH ($)   LOW ($)
                 --------   -------   --------   -------
2006
First Quarter      20.04     15.28      20.05     15.37

2005
First Quarter      16.21      8.9       16.00      9.01
Second Quarter     19.54     14.38      19.37     14.40
Third Quarter      19.32     15.74      19.18     15.70
Fourth Quarter     16.99     14.75      16.78     14.84

2004
First Quarter      9.35       6.92      9.76       7.21
Second Quarter     8.61       7.24      8.28       7.35
Third Quarter      9.43       7.28      9.35       7.36
Fourth Quarter      10        7.71      9.97       7.82

     The monthly high and low sale prices for our ordinary shares during the six months of December 2005 through May 2006 were:

                      NASDAQ                TASE
                ------------------   ------------------
MONTH           HIGH ($)   LOW ($)   HIGH ($)   LOW ($)
-----           --------   -------   --------   -------
May 2006          26.2      23.04      26.13     23.40
April 2006        22.76     19.03      23.67     18.40
March 2006        20.04     16.16      20.05     16.43
February 2006     16.9      15.52      17.04     15.55
January 2006      17.5      15.28      17.67     15.37
December 2005     16.54     14.78      16.64     15.48

     The closing price of our ordinary shares on Nasdaq on May 31, 2006 was $24.49, and on the TASE was $24.88.

     The closing prices of our ordinary shares listed on the TASE for each of the periods referred to in the tables above have been translated into dollars using the representative rate of exchange of the NIS to the U.S. dollar as published by the Bank of Israel on the same dates.

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

ITEM 10. ADDITIONAL INFORMATION

A.   SHARE CAPITAL

     Not applicable

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION AND GENERAL PROVISIONS OF ISRAELI
     LAW

TRANSFER AGENT

     Our transfer agent in the United States is American Stock Transfer and Trust Company whose address is 59 Maiden Lane New York, New York 10038.

PURPOSES AND OBJECTS OF THE COMPANY

     We are a public company registered under the Israeli Companies Law of 1999 as Elbit Medical Imaging Ltd., registration number 52-004303-5.

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

APPROVAL OF CERTAIN TRANSACTIONS

     Generally, under the Companies Law, engagement terms of directors, including the grant of an exemption from liability, purchase of directors' and officers' insurance, or grant of indemnification (whether prospective or retroactive) and engagement terms of such director in other positions require the approval of the audit committee, the board of directors and the shareholders of the company. In addition, transactions between a public company and its officers (other than directors) or a transaction between such company and other person in which such officer (other than directors) has a personal interest must be approved by such company's board of directors, and if such transaction is considered an extraordinary transaction (as defined below) it must receive the approval of such company's audit committee as well.

     The Companies Law also requires that any extraordinary transaction between a public company and its controlling shareholder or an extraordinary transaction between such company and other person in which such company's controlling shareholder has a personal interest must be approved by the audit committee, the board of directors and the shareholders of the company by a an ordinary majority, provided that (i) such majority vote at the shareholders meeting shall include at least one third (1/3) of the total votes of shareholders having no personal interest in the transaction, present and voting at the meeting (excluding abstaining votes); or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed one percent (1%) of the total voting rights in the company.

     The Companies Law prohibits any director who has a personal interest in a matter to participate in the discussion and voting pertaining to such matter in the company's board of directors or audit committee except for in circumstances when the majority of the board of directors have a personal interest in the matter and then such matter must be approved by the company's shareholders.

     Our articles of association further provide that, subject to the Companies Law, all actions executed by the board of directors or by a committee thereof or by any person acting as a director or a member of a committee of the board of directors or by the general manager will be deemed to be valid even if, after their execution, it is discovered that there was a certain flaw in the appointment of such persons or that any one of such persons was disqualified from serving at his or her office.

     For the purpose of this section:

     An "extraordinary transaction" is defined in the Companies Law as any of the following: (i) a transaction not in the ordinary course of business; (ii) a transaction that is not on market terms; or (iii) a transaction that is likely to have a material impact on the company's profitability, assets or liability.

     A "personal interest" is defined in the Companies Law as a personal interest of a person in an act or transaction of a company, including: (i) a personal interest of that person's relative (i.e. spouse, brother or sister, parent, grandparent, child, child of such person's spouse or the spouse of any of the above); or (ii) a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity's issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity. A personal interest resulting merely from holding the company's shares will not be deemed a personal interest.

FIDUCIARY DUTY AND DUTY OF CARE OF DIRECTORS AND OFFICERS

     The Companies Law codifies the duties Officers owe to a company. An "Officer" is defined in the Companies Law as a director, general manager, general business manager, executive vice president, vice president, any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title and other managers directly subordinate to the general manager. The Officer's principal duties to the company are a duty of care and a fiduciary duty to act in good faith for the company's benefit as detailed in the Companies Law.

DUTY OF A SHAREHOLDER

     Under the Companies Law, a shareholder, in exercising his rights and fulfilling his obligations to the company and the other shareholders, must act in good faith and in a customary manner and refrain from improperly exploiting his power in the company, including when voting at general or class meetings of shareholders on: (a) any amendment to the articles of association; (b) an increase of the company's authorized share capital; (c) a merger; or (d) the approval of related party transactions. In addition, a shareholder shall refrain from prejudicing the rights of other shareholders. The laws governing breach of contracts apply, with necessary modifications, to a breach of the above obligations. Furthermore, any controlling shareholder, any shareholder who knows that he possesses power to determine the outcome of the shareholders' vote at a general or a class meeting, and any shareholder that, pursuant to the provisions of the articles of association, has the power to appoint or prevent the appointment of an officer in the company or possesses any other power towards the company, is subject to a duty to act in fairness towards the company. A breach by any such shareholder of this duty is treated similarly to a breach of a fiduciary duty of an officer, with the applicable changes. The Companies Law does not detail the substance of this duty.

BOARD OF DIRECTORS

     In accordance with our articles of association, the directors may, from time to time, at their discretion, raise or borrow or secure the payment of any sum or sums of money for the purposes of EMI. The directors may secure the repayment of such sum or sums in such manner and upon such terms and conditions in all respects as they think fit, and in particular by the issue of debentures or debenture stock of EMI charged upon all or any part of the property of EMI (both present and future) including its uncalled capital for the time being.

     Neither our memorandum or our articles of association, nor the laws of the State of Israel require retirement or non-retirement of directors at a certain age, or share ownership for director's qualification, nor do they contain any restriction on directors' borrowing powers.

     Our articles of association provide that the board of directors may delegate all of its powers to such committees of the board of directors as it deems appropriate, subject to the provisions of the Companies Law. See "Item 6. Directors, Senior Management and Employees - C. Board Practices" above.

INDEMNIFICATION, EXEMPTION AND INSURANCE OF DIRECTORS AND OFFICERS

     The Israeli Companies Law permits a company to insure its directors and officers, provide them with indemnification, either in advance or retroactively, and exempt its directors and officers from liability resulting from their breach of their duty of care towards the company, all in accordance with the terms and conditions specified under Israeli law. Our articles of association include clauses allowing us to provide our directors and officers with insurance, indemnification and to exempt them from liability subject to the terms and conditions set forth by the Companies Law, as described below.

     Subject to statutory limitations, our articles of association provide that we may insure the liability of our directors and officers to the fullest extent permitted by the Companies Law. Without derogating from the aforesaid we may enter into a contract to insure the liability of our directors and officers for an obligation imposed on them in consequence of an act done in their capacity as directors or officers of EMI, in any of the following cases:

     -    a breach of the duty of care vis-a-vis us or vis-a-vis another person;

     - a breach of the fiduciary duty vis-a-vis us, provided that the director or officer acted in good faith and had a reasonable basis to believe that the act would not harm us;

     -    a monetary obligation imposed on him in favor of another person.

     - any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of our director or officer.

     Our articles of association further provide that we may indemnify our directors and officers, to the fullest extent permitted by the Companies Law. Without derogating from the aforesaid, we may indemnify our directors and officers for liability or expense imposed on him in consequence of an action made by him in the capacity of his position as a director or officer of EMI, as follows:

     - Any financial liability he incurs or imposed on him or her in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by a court.

     - Reasonable litigation expenses, including legal fees, incurred by the director or officer or which he was ordered to pay by a court, within the framework of proceedings filed against him by or on behalf of EMI, or by a third party, or in a criminal proceeding in which he was acquitted, or in a criminal proceeding in which he was convicted of a felony which does not require a finding of criminal intent.

     - Reasonable litigation expenses, including legal fees he incurs due to an investigation or proceeding conducted against him by an authority authorized to conduct such an investigation or proceeding, and which was ended without filing an indictment against him and without being subject to a financial obligation as a substitute for a criminal proceeding, or that was ended without filing an indictment against him, but with the imposition of a financial obligation, as a substitute for a criminal proceeding relating to an offence which does not require criminal intent, within the meaning of the relevant terms in the Companies Law.

     - Any other obligation or expense in respect of which it is permitted or will be permitted under law to indemnify a director or officer of ENI.

     In addition, our articles of association provide that we may give an advance undertaking to indemnify a director and/or an officer in respect of all of the matters above, provided that with respect to the first matter above, the undertaking is restricted to events, which in the opinion of our board of directors, are anticipated in light of our actual activity at the time of granting the obligation to indemnify and is limited to a sum or measurement determined by our board of directors as reasonable under the circumstances. We may further indemnify an officer therein, save for the events subject to any applicable law. Our articles of association further provide that we may exempt a director or officer in advance and retroactively for all or any of his liability for damage in consequence of a breach of the duty of care vis-a-vis EMI, to the fullest extent permitted by the Companies Law. Notwithstanding the foregoing, the Companies Law prohibits a company to exempt any of its directors and officers in advance from their liability towards such company for the breach of its duty of care in distribution, as defined in the Companies Law, for such company's shareholders (including distribution of dividend and purchase of such company's shares by the company or an entity held by it).

     The above provisions with regard to insurance, exemption and indemnity are not and shall not limit the Company in any way with regard to its entering into an insurance contract and/or with regard to the grant of indemnity and/or exemption in connection with a person who is not an officer of the Company, including employees, contractors or consultants of the Company, all subject to any applicable law.

     All of the above shall apply mutatis mutandis in respect of the grant of insurance, exemption and/or indemnification for persons serving on behalf of the Company as officers in companies controlled by the Company, or in which the Company has an interest.

     The Companies Law provide that companies may not give insurance, indemnification (including advance indemnification), or exempt their directors and/or officers from their liability in the following events:

     - a breach of the fiduciary duty, except for a breach of the fiduciary duty vis-a-vis the company with respect to indemnification and insurance if the director or officer acted in good faith and had a reasonable basis to believe that the act would not harm the company;

     - an intentional or reckless breach of the duty of care, except for if such breach was made in negligence;

     -    an act done with the intention of unduly deriving a personal profit;
          or

     -    a fine imposed on the directors or officer.

RIGHTS ATTACHED TO SHARES

     Our registered share capital consists of a single class of 50,000,000 ordinary shares, par value NIS 1 per share, of which 28,254,262 ordinary shares were issued and outstanding as of June 20, 2006. Such number includes 2,800,000 shares held by us or for our benefit which do not have any voting or equity right so long as they are held by us.

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

     VOTING RIGHTS

     Holders of ordinary shares have one vote for each ordinary share held by them on all matters submitted to a vote of the shareholders. Such voting rights may be affected by the creation of any special rights to the holders of a class of shares with preferential rights that may be authorized in the future in the manner provided for under the Companies Law and our Articles of Association. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent, in the aggregate, at least 33 1/3% of the issued voting share capital. In the event that a quorum is not present within half an hour of the scheduled time, the meeting shall be adjourned to the same day of the following week, at the same time and place, or to such other day, time and place as the board of directors shall determine by notice to the shareholders. If at such adjourned meeting a quorum is not present within half an hour of the scheduled time, the two members present in person or by proxy will constitute a quorum.

     As the Nasdaq Marketplace Rules provide for a quorum to be not less that 33.33% of the outstanding shares of the Company's common voting stock, our independent counsel have informed Nasdaq our practice is not prohibited under our home country's law.

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

     CHANGING RIGHTS ATTACHED TO SHARES

     If at any time the share capital of the Company is divided into different classes of shares, then, unless otherwise provided for by the terms of issuance of that class of shares, in order to change the rights attached to any class of shares, the consent in writing of the holders of the majority of the issued shares of the affected class must be obtained, or at a separate meeting of the shareholders of that class of shares convened for such purpose must adopt a resolution to change such rights. The provisions of our articles of association relating to general meetings shall apply, mutatis mutandis, except that the necessary quorum required shall be two persons holding or representing by proxy at least two-thirds of the issued shares of that class. In an adjourned meeting, those shareholders present in person or by proxy shall be deemed to constitute a quorum. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless expressly provided for by the terms of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari-passu with that class.

ANNUAL AND SPECIAL MEETINGS

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

CHANGES TO OUR CAPITAL

     Changes to our capital are subject to the approval of our shareholders at a general meeting by an ordinary majority.

ANTI TAKEOVER PROVISIONS

     The Companies Law prohibits the purchase of our shares in the event the purchaser's holding following such purchase increase above certain percentages without conducting a tender offer, see "Item 3. Key Information - D. Risk Factors - Risks Relating to Israel - Anti-takeover provisions could negatively impact our shareholders" above.

AMENDMENT OF ARTICLES OF ASSOCIATION

     Any amendment to our Articles requires the approval of our shareholders by an ordinary majority.

C.   MATERIAL CONTRACTS

     The following is a list of material agreements entered into by us or any of our subsidiaries during the last two years prior to the filing of this annual report:

SHOPPING AND ENTERTAINMENT CENTERS

     SALE OF FOUR OPERATIONAL SHOPPING AND ENTERTAINMENT CENTERS IN POLAND AND FOUR SHOPPING AND ENTERTAINMENT CENTERS UNDER DEVELOPMENT IN POLAND AND THE CZECH REPUBLIC TO KLEPIERRE

     On July 29, 2005, Plaza Centers (Europe) B.V., our indirect wholly owned subsidiary, signed an agreements with Klepierre for the sale of four operational shopping and entertainment centers in Poland and four shopping centers under development in Poland and in the Czech Republic upon their construction. In addition, PC has awarded Klepierre with an option to acquire an additional center under development in Poland, subject to certain conditions. The transaction is comprised of two stages.

     Within the framework of the first stage of the transaction, Klepierre (through its subsidiaries) acquired the entire equity and voting rights (100%) of the companies owning four operational shopping centers in Poland (Sadyba Best Center, Krakow Plaza, Ruda Slaska Plaza and Poznan Plaza) as well as the entire outstanding share capital of PC's Polish subsidiary which operates the operational centers. The consideration was based on asset value of the centers sold which amounted to approximately E204 million (approximately $241 million). The asset value was calculated on the basis of the gross rentals of such centers as at the closing, capitalized at certain agreed yields, together with monetary and other balances, after deduction of bank and other monetary liabilities pertaining thereto. The net consideration received by us as of the date of closing was approximately E73.8 million (approximately $88.7 million) which is subject to post closing adjustments in accordance with the rental fees received as at December 31, 2005 (with respect to three centers) and as at May 31, 2006 (with respect to the remaining center) as well as deductions in the event a certain license is not received. As of the date of this annual report, final settlement has not yet been finalized, but we expect to receive an additional net consideration in the amount of approximately E15 million (approximately $17.7 million).

     Under the second stage of the transaction, Klepierre entered into a preliminary share purchase agreement for the future acquisition by Kelpierre of the entire equity and voting rights in the companies presently developing two shopping centers in Poland (Rybnik Plaza and Sosnowiec Plaza) and two companies developing shopping centers in the Czech Republic (Novo Plaza and Pilsen Plaza) for an estimated asset values which amounts to approximately E158.4 million (approximately $187.4 million). As of the date of this annual report, the completion of the Novo Plaza shopping and entertainment center was completed in March 2006 and delivery to Klepierre is expected to take place on June 30, 2006. Klepierre was also awarded an option to acquire an additional shopping center presently under development in Poland for an estimated assets value which amounts to approximately E62 million (approximately $73.4 million), upon the fulfillment of certain conditions. Upon the exercise of such option, the construction and delivery of the shopping center will be subject to the same terms and conditions applicable to the remaining centers. If Klepierre does not exercise the option to acquire the shares of such third Polish company, PC will be obligated to pay a penalty of up to E1.6 million (approximately $1.9 million). The option granted to Klepierre was extended to November 29, 2006.

     Upon the completion and delivery of the shopping centers, Klepierre will pay a purchase price calculated on the basis of the gross rentals on the date of delivery, capitalized at agreed yields. A final price adjustment of the purchase price for each of these development centers will be conducted not later than 10 months following delivery, on the basis of actual gross rentals prevailing on their respective adjustment dates, capitalized at the agreed yields. As security for payment of the purchase price on completion of the shopping centers, Klepierre furnished PC at the closing held on July 29, 2005 with irrevocable bank guarantee in the amount of approximately E115 million (approximately $136.0 million) for the payment of the respective purchase prices of those development centers in respect of which building permits have been issued. Klepierre has undertaken to furnish PC with a similar bank guarantee in respect of the remaining development centers immediately upon the issuance of the building permit. The completion of the purchase of each center under the second stage of the transaction is subject, among other things, to completion of the construction works, opening of the center and minimum occupancy rates.

     PC has further undertaken not to own, operate or manage shopping centers within an agreed distance of each center sold to Klepierre. EMI has undertaken towards Klepierre to guarantee all of PC's undertakings under the agreement.

     SALE OF FOUR OPERATIONAL SHOPPING AND ENTERTAINMENT CENTERS IN HUNGARY

     On April 21, 2005, PC consummated the transaction for the sale of the entire equity and voting rights in four (4) companies owning shopping centers in Hungary to a subsidiary of the Dawnay Day Group ("Dawnay Day"). The aggregate net cash consideration paid to PC and its subsidiaries totaled approximately E17.2 million (approximately $20.7 million). Such consideration was determined according to the asset value of the acquired companies on the basis of audited financial statements as of the closing date, which was approximately E54.4 million (approximately $64.3 million) less the deduction of financial liabilities (mainly, long term bank loans in the aggregate amount of approximately E40 million (approximately $47.2 million).

     PC also agreed to guarantee certain portions of the rental revenues of one of the acquired shopping centers for a period of three years until December 2007 and of an additional shopping center for a 6-month period, as security for certain minimum rental revenues. EMI estimates the value of these guarantees (as of the date of this report) to be in the aggregate amount of approximately E1.3 million (approximately $1.5 million). In addition, EMI granted Dawnay Day a guarantee for the fulfillment by PC of certain financial obligations and indemnities within the framework of this transaction.

     SALE BY PC TO KLEPIERRE OF TWELVE OPERATIONAL SHOPPING AND ENTERTAINMENT CENTERS IN HUNGARY

     On July 30, 2004, PC entered into an agreement with Klepierre (through its subsidiaries), as amended, for the sale of all of PC's equity and voting rights in 12 companies owning shopping and entertainment centers in Hungary and 50% of PC's equity and voting rights in a Hungarian company which operates and manages the above centers to Klepierre. The net cash consideration paid to PC and its subsidiaries totaled approximately E94.1 million (approximately $116.5 million). Such consideration was determined according to the asset value of the centers, which was estimated at approximately E287 million (approximately $340 million) in addition to monetary and other balances and following deduction of banking and other monetary liabilities relating to these centers. The sale of these centers resulted in an aggregate profit of NIS 185 million (approximately $40 million).

     Such profits doe not include additional profit from a potential acquisition of 129,000 square feet to be constructed by PC as an extension of the Duna Plaza shopping center in Budapest, if executed. Construction of the extension and the completion of the transaction are subject, among other things, to the execution of a turn-key construction agreement between the parties, to obtaining regulatory approvals and permits from various competent governmental authorities, during a specific period stipulated in the agreement, as well as to utilization of premises while fulfilling certain operational targets. The amount of consideration and schedule of payments, follows an agreed upon methodology, as well as assets value based on revenues and agreed upon capitalization rate.

     A bank guarantee in the amount of E7.5 million provided by PC to Klepierre as a security for the fulfillment of certain future revenues was returned to PC by Klepierre unexercised and Klepierre waived any and all claims, arguments or contentions of whatsoever nature or kind against PC relating to and/or in connection with and/or arising out of the future sale of utilities in all or any of the centers sold to Klepierre under this agreement in respect of which the guarantee has been furnished. In addition, a E6.8 million deposit deposited by PC as a security for the fulfillment of certain tax conditions was released by Klepierre to PC against the provision by EMI of a 5-year guarantee for 125% of the above amount in order to secure certain payments for foreign tax authorities if imposed on the centers sold under this agreement and which relate to the periods prior to the consummation of the sale of such centers.

     Since the Duna Plaza Offices are built as part of the Duna Plaza Center, the parties agreed to perform a de-merger between the Duna Plaza Offices and the Duna Plaza center, and to sell the new company which will consist of the Duna Plaza Offices to PC. The parties will conduct a settlement upon finalization of such procedures. As part of such settlement, an amount of approximately E490,000 will be set off from PC's receivables from the Duna Plaza Offices. As of the date hereof, the condominium was registered in June 2006 and the de-merger is expected to be completed by the end of 2006.

     PC has further undertaken not to own, operate or manage shopping centers within an agreed distance of each center sold to Klepierre. EMI has undertaken towards Klepierre to guarantee all of PC's undertakings under the agreement.

     Under an amendment of the above agreement and concurrently with the consummation of Stage A of the agreement with Klepierre (see above), PC sold the remaining 50% of PC's equity and voting rights in the Hungarian company which operates and manages the above centers to Klepierre in a net consideration for approximately E900,000 ($1.1 million).

HOTELS BUSINESS

     MANAGEMENT AGREEMENT WITH PARK PLAZA

     See "Item 4. Information on the Company - B. Business Overview - Hotels - Management of Hotels - Management Agreement with Park Plaza" above attached as
Exhibit 4.22 is a form of Management Agreement which we have entered into with Park Plaza.

LEASED REAL ESTATE PROPERTY

     LONG TERM LEASE OF ONE OF OUR HOTELS IN LONDON

     See "Item 4. Information on the Company - B. Business Overview - Long Term Lease of Real Estate Property" above.

     SALE OF ONE OF OUR HOTELS IN THE UNITED KINGDOM

     See "Item 4. Information on the Company - B. Business Overview - Long Term Lease of Real Estate Property" above.

GENERAL

     AGREEMENT AND PLAN OF MERGER AND CONSUMMATION OF THE MERGER WITH ELSCINT

     On August 21, 2005, EMI and Elscint signed an Agreement and Plan of Merger pursuant to which each ordinary share of Elscint (other than Elscint ordinary shares held by EMI and by or for the benefit of Elscint) would be converted into
0.53 ordinary share of EMI. Immediately prior to the merger EMI held, directly and indirectly approximately 61% of Elscint's issued and outstanding share capital. As a result of the merger, EMI issued 3,479,216 shares of EMI to the public shareholders of Elscint, which constituted approximately 13.71% of EMI's issued share capital at that time. The merger was completed on November 23, 2005 and as of such date, Elscint ordinary shares have ceased to trade on the New York Stock Exchange and Elscint became a wholly-owned subsidiary of EMI.

     ISSUANCE OF NON CONVERTIBLE DEBENTURES

     See "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Liquidity" above.

     LOAN AGREEMENTS

     Two loan agreements entered into by and between EMI, Elbit Ultrasound (Netherlands) B.V. and Bank Hapoalim B.M. and an additional loan agreement entered into by and between Elscint and Bank Hapoalim B.M. See "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Other Loans" above.

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

E.   TAXATION

     Following is a discussion of certain tax laws that may be material to our shareholders, all as in effect as of the date of this report and all of which are subject to changes, possibly on a retroactive basis, to the extent that such laws are still subject to judicial or administrative interpretation in the future. This discussion is not intended, and should not be construed, as legal or professional tax advice and does not cover all possible tax considerations. For further information as to taxes that apply to us and our subsidiaries, see
Note 16 to our consolidated financial statements included in Item 18 below.

     WE ENCOURAGE EACH INVESTOR TO CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE ISRAELI, U.S. FEDERAL, STATE, AND LOCAL, AND FOREIGN TAX LAWS AND POSSIBLE CHANGES IN SUCH TAX LAWS.

TAXATION IN ISRAEL

     In general, the corporate tax rate applicable to companies in Israel in 2005 is 34% which will gradually decrease in the coming years from 31% in 2006 through 25% tax rate in 2010.

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

               A deemed dividend and/or the distribution of dividends, as stated, will be subject to a tax rate of 25%, or, upon election by the company and provided certain conditions are met, the income from which the dividend was distributed may be subject to tax at the corporate tax rate (for instance, 34% in 2005) less taxes paid abroad in respect of these profits (including under certain circumstances taxes paid by a company held by the distributing company), as the case may be.

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

     (5) Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see " - Capital Gains Tax on Sales of Our Ordinary Shares" below;

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

     LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

     Two investment programs of InSightec were granted the status of an "Approved Enterprise" ("AE"). Pursuant to the Law for the Encouragement of Capital Investments, 1959 (under this heading: the "Law"), under which income stemming from an AE will be exempt from tax during the initial two years, starting from the first year in which the AE has taxable income, and subsequently subject to a reduced tax rate of 25% during the remaining five-year period. In January 2004, InSightec's expansion program of the existing factory has been approved.

     Should the holding rate of foreign residents in InSightec exceeds 25%, the period of benefits would then increase from seven to ten years. If this rate exceeds 49%, the tax rate would decrease from 25% to 10%-20%, based on the level of ownership by non-Israeli investor in each relevant taxable year. The benefits period to these AEs, is limited to the earlier of either 12 years from commencement of production or 14 years following receipt of the approval documents. The benefits are determined by the ratio of the additional revenues during the benefits period over the revenues in the entire last year of production prior to the activation of each program (adjusted for the change in the wholesale price index of the industrial output) to total annual revenues during the benefit period.

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

     In the event of a distribution of tax-exempt earnings such as dividend, as aforementioned, the distributing company would be subject to tax of up to 25%. In the event of a distribution of earning of an AE as dividends, recipient will be subject to tax of up to 15% (for a period of 12 years from the end of the benefit period).

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

     This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder's particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, real estate investments trusts, regulated investment companies, insurance companies, tax-exempt organizations, financial service entities, financial institutions, certain former citizens or long term residents of the United States and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who are, or hold the ordinary shares through, a partnership or other pass-through entity is not considered, nor is the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

     EACH HOLDER OF OUR ORDINARY SHARES IS ADVISED TO CONSULT HIS OR HER TAX ADVISOR WITH RESPECT TO THE SPECIFIC U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES TO HIM OR HER OF PURCHASING, HOLDING OR DISPOSING OF OUR ORDINARY SHARES.

DISTRIBUTIONS

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

     Subject to certain conditions and limitations set forth in the Code and the Treasury regulations thereunder, including certain holding period requirements U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us will be foreign source "passive income" for U.S. foreign tax credit purposes or, in the case of a financial services entity, "financial services income" (and, for the years beginning after 2006, as "general category income"). U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the Israeli income tax withheld if they itemize deductions. The rules relating to foreign tax credits are complex, and U.S. holders should consult their tax advisors to determine whether and to what extent they would be entitled to this credit.

DISPOSITION OF ORDINARY SHARES

     Subject to the discussion below under "Tax Consequences if We are a Passive Foreign Investment Company," upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder's tax basis in the ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition and is eligible for a maximum 15% rate of taxation for individuals. Capital gain from the sale, exchange or other disposition of ordinary shares held for one year or less is short-term capital gain and taxed at a maximum rate of 35%. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. A U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into dollars after the settlement date (in the case of a cash method tax paper) or trade date (in the case of an accrual method tax paper ) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

TAX CONSEQUENCES IF WE ARE A PASSIVE FOREIGN INVESTMENT COMPANY

     We will be a passive foreign investment company, or PFIC, if either (1) 75% or more of our gross income in a taxable year is passive income; or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in a taxable year are held for the production of passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation's assets and as directly earning our proportionate share of the other corporation's income. If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed.

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

     A second regime, the "mark-to-market" regime, may be elected so long as our ordinary shares are "marketable" (i.e., regularly, traded on certain securities exchanges). Pursuant to this regime, an electing U.S. holder's ordinary shares are marked-to-market each year and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder's adjusted tax basis in our ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder's adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

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

     A U.S. holder making neither the QEF election nor the mark-to-market election is subject to the "excess distribution" regime. Under this regime, "excess distributions" are subject to special tax rules. An excess distribution is either (1) a distribution with respect to shares that is greater than 125% of the average distributions received by the U.S. holder from us over the shorter of either the preceding three taxable years or such U.S. holder's holding period for our shares, or (2) 100% of the gain from the disposition of our shares (including gain deemed recognized if the ordinary shares are used as security for a loan).

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

     A U.S. person who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent (who did not make a QEF election either of the elections described above), is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death.

     We believe that we were not a PFIC in 2005 or in prior years. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the Internal Revenue Service on our status as a PFIC. In addition, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2006 or in a future year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes, or to "mark - to - market" the ordinary shares or to become subject to the "excess distribution" regime.

     U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election or the mark-to-market election.

     U.S. holders (other than exempt recipients such as corporations) generally are subject to information reporting requirements with respect to dividends paid on Ordinary Shares in the United States or by a U.S. payor or U.S. middleman or the gross proceeds from disposing of Ordinary Shares. U.S. holders generally are also subject to backup withholding (currently 28% for taxable years through 2010) on dividends paid in the United States or by a U.S. payor or U.S. middleman on Ordinary Shares and on the gross proceeds from disposing of Ordinary Shares, unless the U.S. holder provides an IRS Form W-9 or is otherwise exempt from backup withholding.

     Non-U.S. holders generally are not subject to information reporting or backup withholding with respect to dividends paid on Ordinary Shares in the United States or by a U.S. payor or U.S. middleman or the gross proceeds from the disposition of Ordinary Shares, provided that such Non-U.S. holder certifies to its foreign status, or is otherwise exempt from backup withholding or information reporting.

     The amount of any backup withholding may be allowed as a credit against a holder's U.S. federal income tax liability and may entitle such holder to a refund provided that certain required information is timely furnished to the IRS.

F.   DIVIDENDS AND PAYING AGENTS

     Not applicable.

G.   STATEMENT BY EXPERTS

     Not applicable.

H.   DOCUMENTS ON DISPLAY

     EMI is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, EMI files annual reports with and furnishes other information to the SEC. These materials, including this annual report and the exhibits hereto, may be inspected and copied at the SEC's Public Reference Room at 100 F Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. Additionally, copies of the materials may be obtained from the SEC's website at http://www.sec.gov.

I.   SUBSIDIARY INFORMATION

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

EXCHANGE RATE EXPOSURE

     OPERATIONS

     The main transactions and balances (including long-term bank loans) of companies in our hotels segment, in our shopping and entertainment centers segment and in our image guided treatment segment, which are measured as autonomous entities, are denominated or linked to the functional currency of each company. As of December 31,

2005 and for the year then ended, our hotels and/or centers segments did not have any significant exchange rate exposure, except for the hotel division's operations in Romania.

     Significant changes in the exchange rate between certain currencies in a given territory (mainly, Euro, GBP, Lei and dollar) is likely to affect the respective prices of hotel services in our hotel division, for overseas customers. Such changes may result in a gap between price levels of services paid in different countries. As a result, the revenue might decrease and the revenues mix between geographic segments may also vary as a result of these currency fluctuations.

     MONETARY ASSETS (LIABILITIES), NET

     The functional currency of our holding companies in Israel is the NIS, while the same of our holding subsidiaries which operate in the Netherlands, is the Euro. We have monetary assets and monetary liabilities in substantial amounts, denominated in or linked to the U.S. dollar, and are therefore exposed to a substantial fluctuations thereof. We do not actively hedge against fluctuations of the NIS and/or the Euro in relation to the U.S. dollar.

     NET INVESTMENT VALUE OF FOREIGN INVESTEES

     As for the translation method of our foreign autonomous entities to their holding company's functional currency and the changes therein during 2005, see
Note 2A.(3)(i) to our consolidated financial statements.

     Our exposure to fluctuations in exchange rates of foreign currencies, in respect of inter-company balances (see table I below) is reflected only by the value of the net investment in the autonomous entities (capital and shareholders' loans with a nature of investments). A decrease/increase in the value of foreign currencies of the autonomous investees in relation to their holding companies' functional currency may, therefore, have a negative/positive impact on our shareholders' equity. In order to mitigate our exposure to the effect of frequent fluctuations in the exchange rate of these currencies, as mentioned above, some of our bank loans that have been obtained, mainly to finance investments in foreign subsidiaries in our hotels division, in the same currency of the investee's functional currency.

     At the end of May 2005, Arena converted the linkage currency of certain bank loans (NIS 213.0 million obtained, from U.S. dollar into NIS, which is the functional currency of the Arena). See also "- Table I - Foreign Currency Risks" below.

     In addition, our exposure to the foregoing fluctuations has an impact on the extent of the assets, liabilities and operations of the autonomous companies, as reflected in our financial statements, and on the date-to-date and period-to-period comparison of our financial statements.

     Further details about our foreign currency exposure, as of December 31, 2005 are set forth in Table I below.

RATE OF INFLATION

     As for the accounting principle regarding the adjustment of financial statements to the inflation and for the changes therein commencing January 1, 2004, see Note 2A.1 to our consolidated financial statements.

     Fluctuations in the rate of inflation may impact labor costs in circumstances where labor contracts are linked to domestic CPI, whether by mandatory rules or by union agreements. An increase in inflation could also result in an increase in the cost of our variable rate borrowings. Failure to adjust revenues of companies (especially in the hotel segment) with the rate of inflation may result in a decrease in operating profits. This potential loss will be more clearly reflected as we had changed, commencing January 2004, our reporting method to the nominal basis (instead of adjusted basis). However, most of our leases, in the commercial centers' businesses, contain provisions designed to partially mitigate the adverse impact of inflation. Most of our leases contain effective annual rent escalations (that are, indexed based on the Consumer Price Index or other related indices). A portion of the lease agreements include conditions enabling us to receive percentage rents based on a tenant's gross sales above predetermined levels, which sales generally increase as prices rise. Accordingly, we do not believe that our earnings or cash flows from real estate operations (in the commercial centers' businesses) are subject to a significant economic risk of inflation.

INTEREST RATE RISKS

     Part of the credit and the deposits are obtained at or invested at fixed interest rates while most of the credit and deposits are obtained at or invested at variable rates (see Table III below). Changes in short-term interest rates in the countries in which we operate will affect our results of operations and our future cash flows. In general, we do not actively hedge against the impact of the interest rate risks on our net monetary assets/liabilities. We limit, in certain cases, a part of these risks by using derivative financial instruments to manage or hedge interest rate risk, especially, on long term bank loans (see
Note 23D. to our consolidated financial statements).

     We are also subject to the risk of increases in long-term variable interest rates that may occur over a period of several years. This may affect our discount rate applicable to our assets and consequently may decrease the overall value of our real estate.

     Short-term interest rates influence directly and indirectly on the economic and business atmosphere, which, in turn, has an effect on the commercial and leisure industry. An increase in the short-term interest rates generally results in the decrease in the spending of monies for leisure purposes and may result in a decrease in our operational results.

CREDIT RISKS

     Cash, cash equivalents and bank deposits are maintained with reputable banks. In the commercial centers business and in the hotels segment, services and sales are rendered to a large numbers of customers and we are not significantly exposed to credit risks arising from dependence on any single customer. In relation to anchor tenants, see "Item 3 - Key Information - Risk Factors - Risk Relating to the Shopping and entertainment centers Business".

     The balance of long term receivables as of December 31, 2005 included:

     1. Two loans in the aggregate amount of NIS 23.0 million ($5.0 million) which were granted by us to the Management Company in the framework of an option agreement to acquire 33% of the Park Plaza chain in Europe (See Notes 8A.(2)(i) and 17A.(2) to our financial statements).

     2. PC has invested an amount of NIS 19.1 million in Joint Venture Project Company which is in excess of the amount invested by the JV partner. Part of this loan amount to NIS 10.9 million arising from the shareholders agreement with the JV partner and the remaining amount is due to excess investments of Shareholders loan by PC over the JV partner as a result of a dispute with the JV partner regarding the increase in the budget of the Project. See Note 8A. (ii) and 10 B.6 to our consolidated financial statements.

     Realization of these debts substantially depends on the financial stability of the debtors in the long run.

     See also "Item 3 - Key Information - Risk Factors" above.

MARKETABLE AND EQUITY SECURITIES

     For information on the or composition of the short and long-term investment portfolio- see Note 4 and Note 9 to our consolidated financial statements included in Item 18 below. Such investments are exposed to market-price fluctuation.

VENTURE CAPITAL INVESTMENTS

For information on exposures relating to venture capital investments, see "Item
3. Key Information - D. Risk Factors - Risks relating to our Other Activities" above.

RENT INCOME FROM SHOPPING AND ENTERTAINMENT CENTERS

     For information on risks relating to the market price of lease of spaces in commercial centers, see "Item 3. Key Information - Risk Factors - Risk Relating to the Shopping and entertainment centers Business" above.

     Our financial results are affected by general economic conditions in the markets in which our properties are located. An economic recession, or other adverse changes in general or local economic conditions could result in the inability of some of our existing tenants to meet their lease obligations and could otherwise adversely affect our ability to attract or retain tenants.

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

     The highest balance of open positions of derivatives for currency sale and purchase during 2005 was NIS 717 million ($155.7 million). Subsequent to December 31,2005 the maximum balance of open positions totaled NIS 60 million ($13.0 million). It should be noted that due to the high volatility of global financial markets, foreign exchange, interest rate and equity trading involve significant risks, mainly in the short term.

     For currency transactions outstanding as at December 31, 2005, see Table II
- Derivative contracts on foreign exchange rates below.

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

     For information on the presentation of long-term balances not under market conditions - see Note 2K to our consolidated financial statements included in
Item 18 below.

     Derivative financial instruments that have an active market were valued based on market value.

     The assets included among long term investments or that are stated as treasury stock, for which market value differ from their carrying amount, are as follows:

                                                  December 31, 2005
                                           ------------------------------
                                           Carrying amount   Market value
                                           ---------------   ------------
                                                  NIS (in millions)
Elbit - treasury stock (see Note 18A. to
our consolidated financial statements)          162.3            243(1)

Bucuresti (See Note 9.B(4), to our
consolidated financial statements.)             235.7           44.0(2)

(1) Includes 2,842,400 shares held by EMI and 524,187 shares held by Elscint. Shares are traded on the Tel Aviv Stock Exchange and in the NASDAQ.

(2)  Shares are traded on the Bucharest stock exchange, in Romania ("RASDAQ").

TABLE I - FOREIGN CURRENCY RISKS

The table below provides information as at December 31, 2005 regarding our financial assets and liabilities (including - inter company balances) denominated or linked to foreign currencies:

NIS (IN MILLIONS)

                                                     BRITISH
                                                     POUND
                                ISRAELI SHEKELS     STERLING              ROMANIAN
                                     (NIS)             (L)     EURO (E)   LEI (ROL)          RECONCILIATION
FUNCTIONAL CURRENCY            -----------------    --------  ---------  ----------  OTHERS        FOR
Linkage Currency (2)            $      E      L         E       $    L     E     $    (1)    CONSOLIDATION    TOTAL
--------------------           ---    ---    ---    --------  ----  ---  ----  ----  ------  --------------  ------
CURRENT ASSETS:
Cash and cash equivalents       17     --     26        --       1    1    --    --     444          --         489
Short term deposits and
   investments                 145     --     --        --       1   --     1     2      91          --         240
Trade accounts receivable and
other debit balances             3     --     --        --      --   --    --    --     106           3         112
                               ---    ---    ---      ----    ----  ---  ----  ----  ------      ------      ------
                               165     --     26        --       2    1     1     2     641           3         841
                               ---    ---    ---      ----    ----  ---  ----  ----  ------      ------      ------
LONG TERM INVESTMENTS AND
   RECEIVABLES:
Deposits, debentures, loans
   and  receivables             --     (4)    --        --      23   --    --    --      43          --          62
Investments in investees and
   other companies:
   Shares                       21    400     --        --     (25) (85)   --    --    (699)        445          57
   Loans                       552    276    137        --     118  133    --    --     433      (1,649)         --
Assets related to
   discontinuing operations             3     --        --      --   --    --    --      10                      13
                               ---    ---    ---      ----    ----  ---  ----  ----  ------      ------      ------
                               573    675    137        --     116   48    --    --    (213)     (1,204)        132
                               ---    ---    ---      ----    ----  ---  ----  ----  ------      ------      ------
TOTAL ASSETS                   738    675    163        --     118   49     1     2     428      (1,201)        973
                               ===    ===    ===      ====    ====  ===  ====  ====  ======      ======      ======
CURRENT LIABILITIES:
Short term credits             140(4)  --     --        --       1   --    39   127      94          59         460
Trade accounts payable and
   other credit balances         6      6      1        --       8   --    --     2     223         (14)        232
                               ---    ---    ---      ----    ----  ---  ----  ----  ------      ------      ------
                               146      6      1        --       9   --    39   129     317          45         692
                               ---    ---    ---      ----    ----  ---  ----  ----  ------      ------      ------
LONG TERM LIABILITIES:
Long term liabilities:
   Group companies              69     --     --       200     552  136    98    --     565      (1,620)         --
   Others                      307(4) 334(3) 133(3)     --      20   --     1    --   1,206         (36)      1,965

                                                    BRITISH
                                                     POUND
                                ISRAELI SHEKELS     STERLING              ROMANIAN
                                     (NIS)             (L)     EURO (E)   LEI (ROL)          RECONCILIATION
FUNCTIONAL CURRENCY            -----------------    --------  ---------  ----------  OTHERS        FOR
Linkage Currency (2)            $      E      L         E       $    L     E     $    (1)    CONSOLIDATION    TOTAL
--------------------           ---    ---    ---    --------  ----  ---  ----  ----  ------  --------------  ------
Liabilities related to
   discontinuing operations     57      5     --        --      --   --    --    --      --          --          62
                               ---    ---    ---      ----    ----  ---  ----  ----  ------      ------      ------
                               433    339    133       200     572  136    99    --   1,771      (1,656)      2,027
                               ---    ---    ---      ----    ----  ---  ----  ----  ------      ------      ------
TOTAL LIABILITIES              579    345    134       200     581  136   138   129   2,088      (1,611)      2,719
                               ---    ---    ---      ----    ----  ---  ----  ----  ------      ------      ------
TOTAL ASSETS LESS TOTAL
   LIABILITIES (5)             159    330     29      (200)   (463) (87) (137) (127) (1,660)        410      (1,746)
                               ===    ===    ===      ====    ====  ===  ====  ====  ======      ======      ======

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

(3) Primarily loans for financing an investment in an autonomous investee taken in the functional currency of the investee (for hedging, qualified hedges for accounting purposes). The effect of the exchange rates on these loans are charged directly to shareholders equity and not to the statements of operations.

(4) NIS 46 million short term bank loan and NIS 92 long term bank loans used for financing an investment in an autonomous investee taken in the functional currency of the investee (for hedging, qualified hedges for accounting purposes). The effect of the exchange rates on these loans are charged directly to shareholders equity and not to the statements of operations.

(5)  Comprised as follows:

                                                    BRITISH
                                                     POUND
                                                   STERLING                  ROMANIAN
                           ISRAELI SHEKELS (NIS)      (L)      EURO (E)     LEI (ROL)             RECONCILIATION
FUNCTIONAL CURRENCY        ---------------------   --------   ----------   -----------   OTHERS         FOR
Linkage Currency (2)          $      E      L          E        $     L      E      $      (1)     CONSOLIDATION    TOTAL
--------------------        ----   ----   ----     --------   ----   ---   ----   ----   ------   --------------   ------
Net monetary items (6)      (345)  (346)  (108)        --       (4)    1    (39)  (127)    (829)        (6)        (1,803)
Intercompany balances
   (loans with nature of
   investment) (7)           483    276    137       (200)    (434)   (3)   (98)    --     (132)       (29)            --
Investment in investees'
   shares (7)                 21    400     --         --      (25)  (85)    --     --     (699)       445             57
                            ----   ----   ----       ----     ----   ---   ----   ----   ------        ---         ------
                             159    330     29       (200)    (463)  (87)  (137)  (127)  (1,660)       410         (1,746)
                            ====   ====   ====       ====     ====   ===   ====   ====   ======        ===         ======

(6) The impact of exchange rates exposure, on net monetary items, is charged directly to the statements of operations.

(7) The impact of exchange rates exposure on these items is charged directly to the shareholders equity and not to the statements of operations.

(8)  Exchange rates:

                                               BRITISH
                                                POUND                1,000
                                              STERLING    EURO      ROMANIAN
                      ISRAELI SHEKELS (NIS)      (L)      (E)      LEI (ROL)
FUNCTIONAL CURRENCY   ---------------------   --------   -----   -------------
Linkage Currency        $       E       L         E        $       $       E
-------------------   -----   -----   -----   --------   -----   -----   -----
May 31, 2006          4.518   5.810   8.478     0.685    0.778   27.56   35.43
                      =====   =====   =====    ======    =====   =====   =====
December 31, 2005     4.603   5.447   7.941    0.6857    0.845   31.08   31.77
                      =====   =====   =====    ======    =====   =====   =====
December 31, 2004     4.308   5.877   8.308     0.704    0.732   29.07   39.66
                      =====   =====   =====    ======    =====   =====   =====

(9)  Changes in the exchange rates (%)

                                               BRITISH
                                                POUND
                                              STERLING    EURO   1,000 ROMANIAN
                      ISRAELI SHEKELS (NIS)     (L)       (E)       LEI (ROL)
FUNCTIONAL CURRENCY   ---------------------   --------   -----   --------------
Linkage Currency        $       E       L         E        $        $       E
-------------------   -----   -----   -----   --------   -----   ------   -----
May 31, 2006          (1.85)   6.67    6.77    (0.10)    (7.97)  (11.32)  (3.35)
                      =====   =====   -====    =====     =====   ======   =====
December 31, 2005      6.85   (7.32)  (4.42)   (2.64)    15.44     6.92   (7.29)
                      =====   =====   =====    =====     =====   ======   =====
December 31, 2004     (1.62)   6.21    5.85    (0.07)    (7.87)  (10.82)  (3.54)
                      =====   =====   =====    =====     =====   ======   =====

TABLE II - DERIVATIVE CONTRACTS ON FOREIGN EXCHANGE RATES

     The following presents a summary of the currency transactions outstanding at December 31, 2005:

     (1) As for loans denominated in foreign currency obtained for the purpose of accounting hedging - see comment (3) to Table 1 above.

     (2) Swap transaction - in order to hedge the risk on variable interest rate on long-term loans - see Note 23A. to our consolidated financial statements.

TABLE III - INTEREST RISKS

The following table presents a summary of balances classified according to interest rate, at December 31, 2005:

1.   LONG TERM LOANS AND DEPOSITS - (IN MILLIONS NIS)

                                                               REPAYMENT YEARS
                                           -------------------------------------------------------
FUNCTIONAL    LINKAGE                                                 5 AND       NOT YET
CURRENCY      CURRENCY   INTEREST RATE %    1     2     3     4    THEREAFTER   DETERMINED   TOTAL
----------   ---------   ---------------   ---   ---   ---   ---   ----------   ----------   -----
EURO         US Dollar        (1)                 8                                  16        24
EURO         EURO          1.95-4.9                                      9           27        36
NIS          US Dollar   Libor + 1.5-2.0     1                                        1         2
NIS          NIS               --           20                                                 20
                                           ---   ---   ---   ---       ---          ---       ---
                                            21    8     --    --         9           44        82
                                           ===   ===   ===   ===       ===          ===       ===

(1)  See Note 8A.(2)(i) to our consolidated financial statements.

2.   LONG TERM LOANS - (IN MILLIONS NIS)

                                                                       REPAYMENT YEARS
                                           AVERAGE   ---------------------------------------------------
FUNCTIONAL   LINKAGE                      INTEREST                                    6 AND
CURRENCY     CURRENCY   INTEREST RATE %    RATE %     1     2     3     4     5    THEREAFTER   TOTAL
----------   --------   ---------------   --------   ---   ---   ---   ---   ---   ----------   -----
EURO         EURO       5.1(i)               5.1       2     3     4   186    --        --        195
EURO         USD        Libor +1.9%          5.9       1     1     1     1     1        12         17
EURO         EURO       Euribor +
                        1.5-3.35           3.8-5.7    44    85    17    17    17       204        384
UK Pound     UK Pound
Sterling     Sterling   Libor +
                        1.4-1.65             6.4       8    12    23    24    24       382        473

                                                                       REPAYMENT YEARS
                                           AVERAGE   ---------------------------------------------------
FUNCTIONAL   LINKAGE                      INTEREST                                       6 AND
CURRENCY     CURRENCY   INTEREST RATE %    RATE %     1     2        3     4     5    THEREAFTER   TOTAL
----------   --------   ---------------   --------   ---   ---      ---   ---   ---   ----------   -----
             US         Libor +
NIS          Dollar     2.5-3.35           6.5-7.3    --   305(ii)   --    --    --        --        305
NIS          EURO       Euribur +
                        2.85-3.35            5.5       4   165(ii)    8     8    34       115        334
             UK
             Pound
NIS          Sterling   Libor + 2.85         7.6      --    --       --    --    66        66        132
SA Rand      SA Rand    Prime-1              9.5      --    --       --    --    --         4          4
NIS          NIS        Prime+2.25           7.6      --     2       --    --    11        --         13
                                                     ---   ---      ---   ---   ---       ---      -----
                                                      59   573       53   236   153       783      1,857
                                                     ===   ===      ===   ===   ===       ===      =====

     (i)  The interest rates on this loan have been fixed by swap transactions.

     (ii) See Note 14D&F to our consolidated financial statements.

3. SHORT TERM CASH AND DEPOSITS - see notes 3 and 4 to our financial statements.

4.   SHORT TERM LOANS - see note 12 to our consolidated financial statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     (A)  DISCLOSURE CONTROLS AND PROCEDURES.

     Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2005, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

     (B)  INTERNAL CONTROL OVER FINANCIAL REPORTING.

     Not Applicable.

     (C)  ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM.

     Not Applicable.

     (D)  CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING.

     There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) identified with the evaluation thereof that occurred during 2005, that has materially affected, or is reasonably likely to materially affect our internal controls over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that Mr. Zvi Tropp is an "audit committee financial expert" as defined in Item 16A of the instructions to Form 20-F and is independent in accordance with the Nasdaq listing standards for audit committees applicable to us.

ITEM 16B. CODE OF ETHICS

     Our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, as well as all other directors, officers and employees are bound by a Code of Ethics and Business Conduct. Our Code of Ethics was filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2003. On December 11, 2005, following the merger by way of exchange of shares between us and Elscint, we amended our Code of Ethics and Business Conduct so that it would apply to Elscint, as a wholly owned subsidiary of us. We will provide any person, without charge, upon request, a copy of such code. Any person so requesting a copy is required to submit such request to the Corporate Secretary at 13 Mozes St., Tel-Aviv, Israel, 67442 and provide a mailing address for such person.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Brightman Almagor & Co., a firm of certified public accountants in Israel and a member firm of Deloitte Touche Tohmatsu have served as our independent registered public accounting firm for the fiscal year ended December 31, 2005, for which audited financial statements appear in this annual report on Form 20-F.

     (A)  AUDIT FEES

     The aggregate fees billed for professional services constituting Audit Fees, rendered to us by Brightman Almagor & Co., in 2004 and 2005 were $482,000 and $447,000, respectively.

     (B)  AUDIT RELATED FEES

     The aggregate fees billed for professional services constituting Audit Related Fees, rendered to us by Brightman Almagor & Co., in 2005 were $108,000. Such fees were incurred in connection with our merger by way of exchange of shares with Elscint and a preparation of a prospectus for the initial public offering of one of our subsidiaries. During 2004 we were not provided with any Audit Related Fees.

     (C)  TAX FEES

     The aggregate fees billed for professional services constituting Tax Fees, rendered to us by Brightman Almagor & Co., in 2004 and 2005 were $66,000 and $99,000, respectively. Such services related to tax consulting services provided to us.

     (D)  ALL OTHER FEES

     The aggregate fees billed for professional services constituting All Other Fees rendered to us by Brightman Almagor & Co., in 2005 were $28,000. During 2004, we did not receive any other service from our auditors which do not fall within the Audit Services, Audit Related Fees and Tax Fees.

     (E)  PRE-APPROVAL POLICIES AND PROCEDURES

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

     (F)  PERCENTAGE

     Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED
     PURCHASERS

                                                                               (D) MAXIMUM NUMBER
                                                         (C) TOTAL NUMBER      (OR APPROXIMATELY
                                                       OF SHARES PURCHASED      DOLLAR VALUE) OF
                (A) TOTAL NUMBER                       AS PART OF PUBLICLY    SHARES THAT MAY YET
                    OF SHARES      (B) AVERAGE PRICE    ANNOUNCED PLANS OR     BE PURCHASED UNDER
    PERIOD          PURCHASED        PAID PER SHARE          PROGRAMS        THE PLANS OR PROGRAMS
    ------      ----------------   -----------------   -------------------   ---------------------
February 2005      350,000(1)      NIS 45.7 ($10.47)            --                     --
February 2006      287,259(2)           $16.35                  --                     --
March 2006          22,757(2)           $19.05                  --                     --
May 2006            14,517(2)           $24.96                  --                     --

(1) On February 27, 2005, Mr. Mordechay Zisser, our Executive Chairman of the Board of Directors, who owns a controlling interest in us, exercised the 350,000 options held by him into 350,000 ordinary shares of par value NIS 1 each of the Company at a total price of approximately $ 3.7 million.

(2) Between February 2006 and May 2006 Europe-Israel purchased a total of 324,533 shares of EMI in consideration for $5,492,382.

ITEM 17. FINANCIAL STATEMENTS.

     In lieu of responding to this item, we have responded to Item 18 of this annual report.

ITEM 18. FINANCIAL STATEMENTS.

     The information required by this item is set beginning on page F-1 of this annual report.

                                    PART III

ITEM 19. EXHIBITS

           Exhibits.
           ---------
1.1(1)     Memorandum of Association of the Company.

1.2(1)     Articles of Association of the Company.

1.3(2)@    Notice dated March 4, 2001, sent by the Registrant to the Israeli
           Companies Registrar with respect to an amendment to the Articles of Association.

4.2(3)     Loan facility agreement dated January 22, 2002 between OVAG, MKB and
           OPT banks, Amanati Ltd., Duna Plaza Kft. Sopron Plaza Kft. and Plaza
           Centers Europe BV with respect to a credit facility in the amount of Euro 82.9 million.

4.3(2)@ Loan facility agreement dated September 27, 2000, between the Registrant and Bank Hapoalim BM with respect to a $150 million line of credit.

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

4.8(4)     Management support and sub-license agreement between Astrid Park
           Plaza N.V. and Park Plaza Hotels Europe Ltd. dated April 15, 1997.

4.9(5) Loan agreement dated December 21, 2000 with Bank Hapoalim B.M. with respect to the financing of the Victoria Park Plaza Hotel.

4.10(5)@   Loan facility agreement dated October 23, 2000 between Elscint and
           Bank Hapoalim BM with respect to a $110 million line of credit.

4.11(5)@   Development agreement dated December 17, 2000 between Elscint and the
           Israeli Land Administration with respect to the Monfort Project.

4.12(6)@   Agreement dated April 14, 2002 between SLS Sails Ltd. and C.D.P.M.
           Kft. for the completion of the construction works of Elscint's commercial and entertainment center in Herzliya.

4.13(8) Framework Transaction Agreement, dated as of July 30, 2004, by and among Klepierre S.A., Klepierre Hongrie S.A.S., LP7 S.A.S. and
           Segece, as Buyers, and Plaza Centers (Europe) B.V., Elbit Ultrasound
           Netherlands B.V., Szeged 2002 Kft., and Plaza Centers Management
           B.V., as Vendors.

4.14(8)    Transaction Agreement, dated January 31, 2005, Plantridge Limited, as
           Purchaser, Plaza Centers (Europe) B.V., Elbit Ultrasound Netherlands
           B.V., and Amanati Limited, as Vendors.

4.15*      Framework Transaction Agreement, dated of July 29, 2005, by and among
           Klepierre S.A., Klepierre Sadyba Sp.z.o.o. Klepierre Krakow
           Sp.z.o.o., Klepierre Poznan Sp.z.o.o, LP7 S.A.S. and Segece S.C.S, as
           Buyers, and Plaza Centers (Europe) B.V. as Vendor.

4.16*      Share Sale And Purchase Agreement relating to the shares in Shaw
           Hotel Holding B.V. dated 19 December 2005 by and between Euro Sea
           Hotel N.V., B.E.A. Hotels N.V.and Shawpark Investments B.V. as
           Sellers and WG Mitchell (Scotland) Ltd as Purchaser

4.17* Unofficial Translation of Deed of Trust dated February 21, 2006, entered into between the Company and Orora Fidelity Trust Company
           Ltd. for the issuance of series A debentures.

4.18* Unofficial Translation of Deed of Trust, dated February 21, 2006, entered into between the Company and Orora Fidelity Trust Company
           Ltd. for the issuance of series A debentures.

4.19(9)    Agreement and Plan of Merger dated August 21, 2005 between the
           Company and Elscint.

4.20*      Amended and Restated Loan Agreement, Multicurrency Term Credit
           Facility, dated December 5, 2005, between Elscint and Bank Hapoalim
           B.M.

4.21*      Lease Agreement dated January 6, 2003 between Euston Road Hotel
           Limited and Accor SA for a long term lease of the hotel property located on Euston Road in London, England (previously Bernard Shaw
           Park Plaza) for a period of 25 years.

4.22*      A form of Hotel Management Agreement entered into with Park Plaza.

4.23*      Amended and Restated Loan Agreement dated July 9, 2003 between
           Elscint and Bank of Hapoalim B. M.

4.24*      Amended and Restated Loan Agreement dated July 9, 2003 between
           Elbit Ultrasound (Netherlands) B. V. and Bank of Hapoalim B. M.

8.1*       List of subsidiaries (Incorporated by reference to "Item 4 -
           Information on Company - Organizational Structure).

10.1*      Consent of Brightman Almagor & Co.

10.2*      Consent of KPMG Hungaria kft.

10.3*      Consent of Mazars Paar de Koper Hoffman N. V.

10.4*      Consent of Kost, Forer Gabbay & Kasierer.

11.1*      Code of Ethics and Business Conduct for Directors, Officers and Other
           Employees

12.1*      Certification of the Principal Executive Officer and Principal
           Accounting Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.1*      Certification of the Principal Executive Officer and Principal
           Accounting Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002

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

(8) Previously filed as an exhibit to EMI's Annual Report on Form 20-F for the year ended December 31, 2004, File No. 0-28996, filed with the Securities and Exchange Commission on June 30, 2005 and incorporated by reference herein.

(9) Previously filed as an exhibit to Joint Proxy Statement Prospectus filed with the Securities and Exchange Commission on September 21, 2005 and incorporated by reference herein.

*    Filed herewith.

@    Translation from Hebrew.

                                   SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to hereby sign this annual report on its behalf.

                                        Elbit Medical Imaging Ltd.


                                        By: /s/ Shimon Yitzhaki
                                            ------------------------------------
                                        Name: Shimon Yitzhaki
                                        Title: President & Chief Financial
                                               Officer

Date: June 30, 2006

                           ELBIT MEDICAL IMAGING LTD.
                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2005

                                    CONTENTS

                                                                          PAGE
                                                                        --------
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                    2 - 3
CONSOLIDATED FINANCIAL STATEMENTS:
   Balance sheets                                                          4 - 5
   Statements of operations                                                    6
   Statements of changes in shareholders' equity                           7 - 8
   Statements of cash flows                                               9 - 11
   Notes to the consolidated financial statements                       12 - 131
   Appendix                                                                  132

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF
     ELBIT MEDICAL IMAGING LTD.

     We have audited the accompanying consolidated balance sheets of Elbit Medical Imaging Ltd. and its subsidiaries ("the Company"), as of December 31, 2005 and 2004, and the related consolidated statements of operations, statements of changes in shareholders' equity, and the consolidated statements of cash flows, for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, whose assets included in consolidation constitute 31% and 37% of the total consolidated assets, as of December 31, 2005 and 2004, respectively, and whose revenues included in consolidation constitute 45%, 44% and 50% of total consolidated revenues for the years ended December 31, 2005, 2004 and 2003, respectively. We also did not audit the financial statements of affiliates accounted for by use of the equity method. The Company's equity of NIS 35 million and NIS 33 million in those affiliates' net assets as of December 31, 2005 and 2004, respectively, and of NIS 7 million, NIS 4 million and NIS 7 million in those affiliates' net loss for each of the three years ended December 31, 2005, respectively, are included in the accompanying financial statements. The financial statements of those companies prepared in accordance with International Financial Reporting Standards or in accordance with accounting principles generally accepted in the United States of America or in accordance with accounting principles generally accepted in Israel, as applicable, were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to amounts included for those companies, on such basis of accounting, is based solely on the reports of the other auditors.

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

     In our opinion, based on our audits and on the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Elbit Medical Imaging Ltd. and its subsidiaries as of December 31, 2005 and 2004, and the consolidated results of operations and cash flows, for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Israel.

     Accounting principles generally accepted in Israel vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.

     As described in Note 2A(2), the financial statements for dates and reported periods subsequent to December 31, 2003 are presented in reported amounts, in accordance with the accounting standards of the Israeli Accounting Standards Board. The financial statements for the year ended in December 31, 2003 are presented in values adjusted until then, based on the changes in the general purchasing power of the Israeli currency and in accordance with the pronouncements of the Institute of Certified Public Accountants in Israel.

     As discussed in Note 17B, claims have been filed against Group companies. For some of those claims petitions have been filed for certification as class actions.

     As discussed in Note 2L, the Company has adopted effective January 1, 2005, Standard No. 19 of the Israel Accounting Standards Board, "income taxes".

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

     Tel-Aviv (Israel), April 9, 2006

    The accompanying notes to the financial statements constitute an integral part thereof.

                           ELBIT MEDICAL IMAGING LTD.
                           CONSOLIDATED BALANCE SHEETS

                                                                  DECEMBER 31
                                                      -----------------------------------
                                                                                  2005
                                                                                REPORTED
                                                         2005        2004     CONVENIENCE
                                               NOTE    REPORTED    REPORTED   TRANSLATION
                                               ----   ---------   ---------   -----------
                                                        (IN THOUSAND NIS)       US$'000
CURRENT ASSETS
Cash and cash equivalents                       (3)     489,344     345,745     106,310
Short-term deposits and investments             (4)     240,072     278,021      52,155
Trade accounts receivable                       (5)      35,404      39,102       7,691
Receivables and other debit balances            (6)      76,680      66,140      16,659
Inventories                                     (7)      24,132       7,331       5,243
                                                      ---------   ---------     -------
                                                        865,632     736,339     188,058
                                                      ---------   ---------     -------
LONG-TERM INVESTMENTS AND RECEIVABLES
Long-term deposits, debentures, loans
   and other long-term balances                 (8)      62,139     113,785      13,500
Investments in investees and other companies    (9)      56,798      71,608      12,339
                                                      ---------   ---------     -------
                                                        118,937     185,393      25,839
                                                      ---------   ---------     -------
REAL ESTATE AND OTHER FIXED ASSETS             (10)   2,758,465   3,527,988     599,275
                                                      ---------   ---------     -------
OTHER ASSETS AND DEFERRED EXPENSES             (11)      30,476      55,859       6,621
                                                      ---------   ---------     -------
ASSETS RELATED TO DISCONTINUING OPERATION      (22)      12,607      14,700       2,739
                                                      ---------   ---------     -------
                                                      3,786,117   4,520,279     822,532
                                                      =========   =========     =======

    The accompanying notes to the financial statements constitute an integral part thereof.

                           ELBIT MEDICAL IMAGING LTD.
                           CONSOLIDATED BALANCE SHEETS

                                                                       DECEMBER 31
                                                           -----------------------------------
                                                                                       2005
                                                                                     REPORTED
                                                              2005        2004     CONVENIENCE
                                                    NOTE    REPORTED    REPORTED   TRANSLATION
                                                    ----   ---------   ---------   -----------
                                                             (IN THOUSAND NIS)       US$'000
CURRENT LIABILITIES
Short-term credits                                  (12)     460,270     536,937      99,994
Suppliers and service providers                               82,013      74,358      17,817
Payables and other credit balances                  (13)     149,995     183,446      32,586
                                                           ---------   ---------     -------
                                                             692,278     794,741     150,397
                                                           ---------   ---------     -------
LONG-TERM LIABILITIES                               (14)   1,902,391   2,418,897     413,294
                                                           ---------   ---------     -------
LIABILITIES RELATED TO DISCONTINUING OPERATION      (22)      62,430      71,986      13,563
                                                           ---------   ---------     -------
CONVERTIBLE DEBENTURES                                        62,159          --      13,504
                                                           ---------   ---------     -------
MINORITY INTEREST                                             11,449     430,687       2,487
                                                           ---------   ---------     -------
COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS   (17)
SHAREHOLDERS' EQUITY                                (18)   1,055,410     803,968     229,287
                                                           ---------   ---------     -------
                                                           3,786,117   4,520,279     822,532
                                                           =========   =========     =======


-------------------------------------   ----------------------------------------
           MORDECHAI ZISSER                         SHIMON YITZHAKI
  CHAIRMAN OF THE BOARD OF DIRECTORS     CEO, A MEMBER OF THE BOARD OF DIRECTORS
                                           AND THE SENIOR FINANCIAL OFFICER OF
                                                      THE COMPANY

APPROVED BY THE BOARD OF DIRECTORS ON APRIL 9, 2006.

    The accompanying notes to the financial statements constitute an integral part thereof.

                           ELBIT MEDICAL IMAGING LTD.
                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                               YEAR ENDED DECEMBER 31
                                                                    --------------------------------------------
                                                                                                         2005
                                                                                                       REPORTED
                                                                      2005     2004 (*)   2003 (*)   CONVENIENCE
                                                             NOTE   REPORTED   REPORTED   ADJUSTED   TRANSLATION
                                                             ----   --------   --------   --------   -----------
                                                                           (IN THOUSAND NIS)           US$'000
                                                                      (EXCEPT FOR PER-SHARE DATA)
REVENUES
Sale of real estate assets and investments, net              (19A)  281,661     131,921         --      61,191
Commercial centers operations                                       142,957     311,893    347,056      31,057
Hotels operations and management                             (19B)  270,057     218,365    189,205      58,670
Sale of medical systems                                              75,713      44,049         --      16,449
Realization of investments                                   (19C)    1,958      16,415     45,129         425
Other operational income                                     (19D)   44,409      13,238     13,495       9,648
                                                                    -------     -------    -------     -------
                                                                    816,755     735,881    594,885     177,440
                                                                    -------     -------    -------     -------
COSTS AND EXPENSES
Commercial centers operations                                (19E)  157,640     271,392    257,913      34,248
Hotels operations and management                             (19F)  259,293     207,152    188,672      56,331
Cost and expenses of medical systems operation               (19G)   49,577      26,039      8,720      10,771
Other operational expenses                                   (19H)   46,793       3,655      3,510      10,166
Research and development expenses, net                       (19I)   58,899      38,158     43,719      12,796
General and administrative expenses                          (19J)   36,939      43,627     42,144       8,025
Share in losses of associated companies, net                         12,028      15,968     20,951       2,613
Financial expenses, net                                      (19K)  122,321      53,569    211,821      26,574
Other expenses, net                                          (19L)   57,106      51,428     10,477      12,406
                                                                    -------     -------    -------     -------
                                                                    800,596     710,988    787,927     173,930
                                                                    -------     -------    -------     -------
PROFIT (LOSS) BEFORE INCOME TAXES                                    16,159      24,893   (193,042)      3,510
Income taxes (tax benefits)                                   (16)    7,798      15,804    (20,217)      1,694
                                                                    -------     -------    -------     -------
PROFIT (LOSS) AFTER INCOME TAXES                                      8,361       9,089   (172,825)      1,816
Minority interest in results of subsidiaries, net                    73,287      27,448     48,671      15,922
                                                                    -------     -------    -------     -------
PROFIT (LOSS) FROM CONTINUING OPERATION                              81,648      36,537   (124,154)     17,738
Profit from discontinuing operation, net                      (22)    5,917       6,810     12,073       1,285
cumulative effect of accounting change at the
   beginning of the year                                      (2L)     (622)         --         --        (135)
                                                                    -------     -------    -------     -------
NET INCOME (LOSS)                                                    86,943      43,347   (112,081)     18,888
                                                                    =======     =======    =======     =======
EARNINGS (LOSS) PER SHARE - (IN NIS)                         (19M)
Basic earnings (loss) per share:
   From continuing operation                                           3.66        1.59      (5.56)       0.80
   From discontinuing operation                                        0.27        0.30       0.54        0.06
   Cumulative effect for the  beginning of the year due to
      a change in accounting method                                   (0.03)         --         --       (0.01)
                                                                    -------     -------    -------     -------
   Basic earnings (loss) per share                                     3.90        1.89      (5.02)       0.85
                                                                    =======     =======    =======     =======

(*)  Reclassified - see Note 2C. below.

 The accompanying notes to the financial statements constitute an integral part thereof.

                           ELBIT MEDICAL IMAGING LTD.
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                                DIVIDEND
                                                       CUMULATIVE                                   LOANS TO    DECLARED
                                                        FOREIGN                                   EMPLOYEES TO    AFTER
                                    SHARE               CURRENCY                                     ACQUIRE     BALANCE
                                   CAPITAL   CAPITAL  TRANSLATION  RETAINED    GROSS    TREASURY     COMPANY      SHEET
                                     (1)    RESERVES  ADJUSTMENTS  EARNINGS    AMOUNT     STOCK      SHARES       DATE      TOTAL
                                   -------  --------  -----------  --------  ---------  --------  ------------  --------  ---------
                                                                           (IN THOUSAND NIS)
BALANCE - JANUARY 1, 2003
   (ADJUSTED AMOUNTS)               33,028   465,766    135,748     481,728  1,116,270   (40,291)   (14,443)          --  1,061,536
Loss for the year                       --        --         --    (112,081)  (112,081)       --         --           --   (112,081)
Differences from
   translation of autonomous
   foreign entities' financial
   statements (2)                       --        --      4,191          --      4,191        --         --           --      4,191
Employee shares premium                 --     1,073         --          --      1,073        --     (1,073)          --         --
                                    ------   -------     ------     -------  ---------  --------    -------      -------  ---------
BALANCE - DECEMBER 31, 2003
   (ADJUSTED AMOUNTS)               33,028   466,839    139,939     369,647  1,009,453   (40,291)   (15,516)          --    953,646
Net income for the year                 --        --         --      43,347     43,347        --         --           --     43,347
Issuance of shares (Note 18B(ii))      623    18,283         --          --     18,906        --         --           --     18,906
Differences from
   translation of autonomous
   foreign entities' financial
   statements (2)                       --        --    (89,321)         --    (89,321)       --         --           --    (89,321)
Self-purchase of Company's shares
   (Note 18B(iv))                       --        --         --          --         --  (138,519)        --           --   (138,519)
Sale of treasury stock
   (Note 18B(iii))                      --    (2,725)        --          --     (2,725)   16,427         --           --     13,702
Employee shares premium                 --     1,821         --          --      1,821        --        386           --      2,207
Declared dividend in respect of
   shareholders outside the
   group, other than employees
   (Note 18D(i))                        --        --         --    (153,938)  (153,938)       --         --      153,938         --
                                    ------   -------     ------     -------  ---------  --------    -------      -------  ---------
BALANCE - DECEMBER 31, 2004
   (REPORTED AMOUNTS)               33,651   484,218     50,618     259,056    827,543  (162,383)   (15,130)     153,938    803,968
Net income for the year                 --        --         --      86,943     86,943        --         --           --     86,943
Issue of shares to the minority
   shareholders of Elscint (Note
   9B(1))                            3,479   288,728         --          --    292,207        --         --           --    292,207
Exercise of warrants
   (Note 20A(4))                       350    15,645         --          --     15,995        --         --           --     15,995
Differences from translation of
   autonomous foreign entities'
   financial statements (2)             --        --     23,806          --     23,806        --         --           --     23,806
Dividend paid (Note 18D(i))             --        --         --          --         --        --         --     (153,938)  (153,938)
Repayment of loans as a result of
   the realization by employees
   of rights to shares                  --        --         --          --         --        --      6,781           --      6,781
Loans to employees of Elscint in
   relation to shares  issued as
   part of the merger                   --        --         --          --         --        --    (10,112)          --    (10,112)
Employee shares premium                 --       573         --          --        573        --       (573)          --         --
Declared dividend in respect of
   shareholders outside the
   group, other than employees
   (Note 18D(ii))                       --        --         --    (126,839)  (126,839)       --         --      126,839         --
                                    ------   -------     ------     -------  ---------  --------    -------      -------  ---------
                                    37,480   789,164     74,424     219,160  1,120,228  (162,383)   (19,034)     126,839  1,065,650
Cumulative effect of accounting
   change at the beginning of the
   year                                 --        --     (6,552)     (3,688)   (10,240)       --         --           --    (10,240)
                                    ------   -------     ------     -------  ---------  --------    -------      -------  ---------
BALANCE - DECEMBER 31, 2005
   (REPORTED AMOUNTS)               37,480   789,164     67,872     215,472  1,109,988  (162,383)   (19,034)     126,839  1,055,410
                                    ======   =======     ======     =======  =========  ========    =======      =======  =========

(1) As of December 31, 2005 - net of 2,842,400 "dormant" shares and 524,187 shares held by Elscint Ltd.

 The accompanying notes to the financial statements constitute an integral part thereof.

(2)  Net, after realization of capital reserves (see Note 19A.(i) below).

 The accompanying notes to the financial statements constitute an integral part thereof.

                           ELBIT MEDICAL IMAGING LTD.
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                               DIVIDEND
                                                        CUMULATIVE                                 LOANS TO    DECLARED
                                                         FOREIGN                                 EMPLOYEES TO    AFTER
                                     SHARE               CURRENCY                                   ACQUIRE     BALANCE
                                    CAPITAL   CAPITAL  TRANSLATION  RETAINED   GROSS   TREASURY     COMPANY      SHEET
                                      (1)    RESERVES  ADJUSTMENTS  EARNINGS   AMOUNT    STOCK      SHARES       DATE     TOTAL
                                    -------  --------  -----------  --------  -------  --------  ------------  --------  -------
                                                                CONVENIENCE TRANSLATION INTO US$'000
BALANCE -
   JANUARY 1, 2005                   7,311    105,196     10,997     56,280   179,784  (35,278)     (3,287)     33,443   174,662
Net income for the year                 --         --         --     18,888    18,888       --          --          --    18,888
Issue of shares to the minority
   shareholders of Elscint (Note
   9B(1))                              756     62,726         --         --    63,482       --          --          --    63,482
Exercise of warrants
   (Note 20A(4))                        76      3,399         --         --     3,475       --          --          --     3,475
Differences from translation of
   autonomous foreign entities'
   financial statements (2)             --         --      5,172         --     5,172       --          --          --     5,172
Dividend paid
   (Note 18D(i))                        --         --         --         --        --       --          --     (33,443)  (33,443)
Repayment of loans as a result of
   the realization by employees of
   rights to shares                     --         --         --         --        --       --       1,473          --     1,473
Loans to employees of Elscint in
   relation to shares issued as
   part of the merger                   --         --         --         --        --       --      (2,197)         --    (2,197)
Employee shares premium                 --        124         --         --       124       --        (124)         --        --
Declared dividend in respect of
   shareholders outside the group,
   other than employees
   (Note 18D(ii))                       --         --         --    (27,556)  (27,556)      --          --      27,556        --
                                     -----    -------     ------    -------   -------  -------      ------     -------   -------
                                     8,143    171,445     16,169     47,612   243,369  (35,278)     (4,135)     27,556   231,512
Cumulative effect of accounting
   change at the beginning of the
   year                                 --         --     (1,424)      (801)   (2,225)      --          --          --    (2,225)
                                     -----    -------     ------    -------   -------  -------      ------     -------   -------
BALANCE - DECEMBER 31, 2005          8,143    171,445     14,745     46,811   241,144  (35,278)     (4,135)     27,556   229,287
                                     =====    =======     ======    =======   =======  =======      ======     =======   =======

(1) As of December 31, 2005 - net of 2,842,400 "dormant" shares and 524,187 shares held by Elscint Ltd.

(2)  Net, after realization of capital reserves (see Note 19A.(i) below).

 The accompanying notes to the financial statements constitute an integral part thereof.

                           ELBIT MEDICAL IMAGING LTD.
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                               YEAR ENDED DECEMBER 31
                                                    --------------------------------------------
                                                                                         2005
                                                                                       REPORTED
                                                      2005       2004       2003     CONVENIENCE
                                                    REPORTED   REPORTED   ADJUSTED   TRANSLATION
                                                    --------   --------   --------   -----------
                                                           (IN THOUSAND NIS)           US$'000
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit (loss) for the year                        86,943     43,347   (112,081)     18,888
Adjustments required to present cash and
   cash equivalents from continuing
   operating activities (Appendix A)                (189,640)   (64,553)   109,794     (41,199)
                                                    --------   --------   --------     -------
Net cash used in continuing operating activities    (102,697)   (21,206)    (2,287)    (22,311)
Net cash provided by (used in) discontinuing
   operating activities                                3,589       (356)    (6,046)        780
                                                    --------   --------   --------     -------
NET CASH USED IN OPERATING ACTIVITIES                (99,108)   (21,562)    (8,333)    (21,531)
                                                    --------   --------   --------     -------
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in initially-consolidated subsidiaries
   (Appendix C)                                     (117,666)   (35,546)   (18,070)    (25,563)
Purchase of fixed assets and other assets           (435,810)  (373,454)  (540,299)    (94,680)
Proceeds from realization of fixed assets,
   investments and loans                               7,811     59,310     14,444       1,697
Proceeds from realization of investments in
   subsidiaries (Appendix D)                         524,482    412,005         --     113,945
Investments (including by loans) in investee and
   other companies                                   (10,815)    (3,090)   (30,027)     (2,350)
Proceeds from realization of long term deposits       18,579      8,965    252,124       4,036
Short-term deposits and marketable securities,
   net                                                18,915     58,147    358,551       4,109
                                                    --------   --------   --------     -------
Net cash provided by continuing investing
   activities                                          5,496    126,337     36,723       1,194
Net cash provided by (used in) discontinuing
   investing activities                                   --      2,144     94,720          --
                                                    --------   --------   --------     -------
NET CASH PROVIDED BY INVESTING ACTIVITIES              5,496    128,481    131,443       1,194
                                                    --------   --------   --------     -------
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares, by a subsidiary, to its
   minority shareholders                                  --     13,492     12,469          --
Excercise of options into shares                      15,995         --         --       3,475
Dividend Paid                                       (153,938)        --         --     (33,443)
Self-purchase of Company's shares                         --   (138,519)        --          --
Issuance of convertible debentures by a
   subsidiary to its minority shareholders                --     60,234         --          --
Receipt of long-term loans                           437,407    722,089    521,506      95,027
Repayment of long-term loans                         (71,669)  (503,706)  (523,715)    (15,570)
Short-term credit, net                                15,932    (77,718)  (185,255)      3,461
                                                    --------   --------   --------     -------
NET CASH PROVIDED BY (USED IN) FINANCING
   ACTIVITIES                                        243,727     75,872   (174,995)     52,950
                                                    --------   --------   --------     -------
NET EFFECT ON CASH DUE TO CURRENCY EXCHANGE RATES
   CHANGES                                            (6,516)      (522)     3,959      (1,416)
                                                    --------   --------   --------     -------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS     143,599    182,269    (47,926)     31,197
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE
   YEAR                                              345,745    163,476    211,402      75,113
                                                    --------   --------   --------     -------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR     489,344    345,745    163,476     106,310
                                                    ========   ========   ========     =======

 The accompanying notes to the financial statements constitute an integral part thereof.

                           ELBIT MEDICAL IMAGING LTD.
                  CONSOLIDATED STATEMENT OF CASH FLOWS (CONT.)

                                                                    YEAR ENDED DECEMBER 31
                                                         --------------------------------------------
                                                                                              2005
                                                                                            REPORTED
                                                           2005       2004       2003     CONVENIENCE
                                                         REPORTED   REPORTED   ADJUSTED   TRANSLATION
                                                         --------   --------   --------   -----------
                                                               (IN THOUSAND NIS)            US$'000
APPENDIX A -
ADJUSTMENTS REQUIRED TO PRESENT CASH AND
   CASH EQUIVALENTS FROM CONTINUING OPERATING
   ACTIVITIES

INCOME AND EXPENSES NOT INVOLVING CASH FLOWS:
Discontinuing operation                                    (5,917)    (6,810)   (12,073)     (1,285)
Depreciation and amortization (including
   impairment of investments and assets)                  129,356    191,752    175,346      28,103
Share in losses of associated companies                    12,028     15,968     20,951       2,613
Minority interest in results of subsidiaries              (73,287)   (27,448)   (48,671)    (15,922)
Loss from realization of assets and liabilities            21,836     12,201      7,808       4,744
Exchange-rate differences on loans and
   deposits, net                                           25,677   (104,679)    62,646       5,578
Profit from realization of investments                   (283,619)  (148,334)   (45,129)    (61,617)
Profit from realization of monetary balances of a
   capital-nature in investee companies                        --    (12,378)   (32,253)         --
Deferred taxes                                              2,682     12,516    (29,580)        583
Others                                                      3,761       (274)    (1,886)        817

CHANGES IN ASSETS AND LIABILITIES:
Trade accounts receivables                                (24,140)    (6,023)    12,774      (5,244)
Receivables and other debit balances                      (10,142)    15,102     (9,694)     (2,203)
Long-term receivables                                      (2,946)    (5,354)    (5,113)       (640)
Inventories                                               (12,952)    (2,646)    (1,069)     (2,814)
Suppliers and service providers                            13,502     (1,997)     5,416       2,933
Payables and other credit balances                         14,521      3,851     10,321       3,155
                                                         --------   --------    -------     -------
                                                         (189,640)   (64,553)   109,794     (41,199)
                                                         ========   ========    =======     =======
APPENDIX B -
NON-CASH TRANSACTIONS

Acquisition of fixed assets and other assets by credit     62,533     18,570     34,064      13,585
                                                         ========   ========    =======     =======

 The accompanying notes to the financial statements constitute an integral part thereof.

                           ELBIT MEDICAL IMAGING LTD.
                  CONSOLIDATED STATEMENT OF CASH FLOWS (CONT.)

                                                                 YEAR ENDED DECEMBER 31
                                                   ------------------------------------------------
                                                                                            2005
                                                                                          REPORTED
                                                      2005         2004        2003     CONVENIENCE
                                                    REPORTED     REPORTED    ADJUSTED   TRANSLATION
                                                   ----------   ----------   --------   -----------
                                                            (IN THOUSAND NIS)             US$'000
APPENDIX C -
INITIALLY CONSOLIDATED SUBSIDIARIES
Deficit in working capital (excluding cash), net        1,769           28      3,535         384
Long-term receivables, investments and deposits          (387)          --         --         (84)
Fixed assets and other assets                        (226,469)     (35,706)   (32,955)    (49,200)
Long-term liabilities                                 107,421          132     11,350      23,337
                                                   ----------   ----------    -------    --------
                                                     (117,666)     (35,546)   (18,070)    (25,563)
                                                   ==========   ==========    =======    ========
APPENDIX D -
PROCEEDS FROM REALIZATION OF INVESTMENTS IN
   SUBSIDIARIES

Working capital (excluding cash), net                  17,775        1,347         --       3,862
Fixed assets and other assets                       1,167,940    1,585,181         --     253,734
Long term loans                                    (1,022,113)  (1,091,661)        --    (222,054)
Other long term receivables                            39,563      (61,452)        --       8,595
Profit from realization of subsidiaries               281,661      131,921         --      61,191
Realization of capital reserves from foreign
   currency translation adjustments                    39,656     (153,331)        --       8,617
                                                   ----------   ----------    -------    --------
                                                      524,482      412,005         --     113,945
                                                   ==========   ==========    =======    ========

 The accompanying notes to the financial statements constitute an integral part thereof.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

A. The Company engages, directly and through its investee companies, in Israel and abroad, mainly in the following areas:

     - Initiation, construction, operation, management and sale of commercial and entertainment centers in Israel and in Central and Eastern Europe (see also Note 2C. below).

     - Hotels ownership, primarily in major European cities, as well as operation, management and sale of same.

     -    Long term leases of real estate property.

     - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through Insightec Ltd. (formerly - Insightec - Image Guided Treatment Ltd.) ("Insightec").

     - Distributing and marketing of woman's fashion and accessories through its wholly owned Israeli subsidiary - Mango Israel Clothing and Footwear Ltd. ("Mango").

     -    Venture-capital investments.

B. The Company's shares are registered for trade on the Tel Aviv Stock Exchange and in the United States on NASDAQ.

C.   DEFINITIONS:

     The Company -                  Elbit Medical Imaging Ltd. ("EMI").

     Subsidiaries
     (consolidated companies) -     companies which over 50% of voting rights
                                    thereof or of rights to appoint directors therein are vested with the Company.

     Proportionately consolidated
     companies -                    companies and joint ventures (including
                                    partnerships) which the Company holds,
                                    together with other entities, among which there exists a contractual agreement for joint control, and the decision making in areas vital to the joint venture is to be made jointly and with the consent of all interest-holders, and which financial statements are consolidated with those of the Company by the proportionate consolidation method.

     Associated companies -         companies in which the Company's (direct or
                                    indirect) rights entitle it to exercise
                                    significant influence on their financial and operational policies, which have been included on the basis of the equity method in accordance with the principles established by Opinion No. 68 of Institute of the Certified Public Accountants in Israel ("ICPAI") and which are not fully or proportionately consolidated.

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

     Group -                        the Company and its investee companies.

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

          CONVENIENCE TRANSLATION

          The financial statements as of December 31, 2005 and for the year then ended have been translated into U.S. dollar using the representative exchange rate as of that date (U.S.$1.0 = NIS 4.603). Such translation was made solely for the convenience of the U.S. readers. The dollar amounts so presented in these financial statements should not be construed as representing amounts receivable or payable in dollars or convertible into dollars but rather a translation of reported amounts into U.S. dollars, unless otherwise indicated.

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

          STATEMENT OF OPERATIONS

          Statement of operations' items have been included in the following manner:

          Revenues and expenses, including financial expenses and excluding those generated from non-monetary items, have been recorded in their nominal values (such revenues and expenses with the exclusion of financial expenses were adjusted - during the year ended December 31, 2003 - to the changes in the CPI from the date of each transaction through December 31, 2003; the financing item reflected financial expenses net of financial income in real terms (e.g. interest on deposits and credits), results of marketable securities, activities and inflationary erosion of monetary items deriving from transactions included in the statements of operations).

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

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

A.   FINANCIAL STATEMENTS IN REPORTED AMOUNTS (CONT.)

     (3)  FOREIGN INVESTEE COMPANIES

          (i) Investee companies that operate outside the borders of the state of residence of their holding entity, and which constitute autonomous entities, prepared their financial statements through December 31, 2003 in accordance with the principles established in Opinion 36 (including Interpretations No. 8 and 9 thereon) in the currency of their country of residence adjusted to changes in the CPI of such country. Such financial statements were translated into the holdings entity's reporting currency using the exchange rate prevailing as at the balance sheet date ("translation" and "closing rate"). Differences between (i) adjusted amount of the holding entity's investment in the investee companies (including monetary balances of a capital-nature), based on changes in the CPI of the country of residence of such holding entity; and (ii) the holding entity's share in the adjusted shareholders' equity of these investee companies as aforestated, as translated into the reporting currency of the holding entity as per closing rates, are charged to the "Capital reserve from foreign currency translation adjustments of autonomous foreign entities' financial statements" within shareholders' equity. Exchange differences relating to foreign currency loans used to finance investments in autonomous foreign entities in same currency, were also charged to said capital reserve. Income taxes relating to such differences have also been included in that item of shareholders' equity.

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

               As from January 1 2004, financial statements of autonomous foreign entities were prepared based on principles detailed in section (2) above. On January 1, 2004, accounting standard No. 13 of the IASB came into force and effect, regarding the effect of the changes in foreign currency exchange rates, which provides for translation of foreign currency transactions and foreign operations' financial statements for the inclusion thereof in the financial statements of the reporting entity ("Standard 13"). The principal provisions of Standard 13 that differ from accounting principles used through December 31, 2003 and are relevant to the group companies' autonomous foreign entities, are:

               - Translation of revenues and expenses as well as cash flows, of foreign operations constituting "autonomous foreign entities" based on exchange rate as at the date of transaction or cash flow, as the case may be, or for sake of practicality - using average exchange rate for the period, as opposed to principles used prior to December 31, 2003 which provided for translation of all items of the "autonomous foreign entities" financial statements based on closing rates. Exchange rate differences that result from the difference between translation method of revenues and expenses (average) to that of the shareholders' equity (closing rate) are charged to the "Capital reserve from foreign currency translation adjustments of autonomous foreign entities' financial statements" within shareholders' equity.

               - Goodwill generated upon acquisition of an "autonomous foreign entity" shall be regarded as an asset of such autonomous foreign entity and be translated based on closing rates, as opposed to principles used prior to December 31, 2003 whereby said goodwill was considered an independent non-monetary item, of the holding entity.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

A.   FINANCIAL STATEMENTS IN REPORTED AMOUNTS (CONT.)

     (3)  FOREIGN INVESTEE COMPANIES (CONT.)

          (i)  (Cont.)

               - Classification of foreign operations as "autonomous foreign entity" or as an "integral foreign operation of the Company" based on indicators stipulated in the standard, while exercising management discretion, as opposed to principles used prior to December 31, 2003 which provided for the fulfillment of certain cumulative tests in order to define foreign operations as "autonomous foreign entity" with no management discretion.

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

          (ii) The entering into effect of Standards 12 and 13 have superseded, the provisions of Opinion 36 (which determined the CPI of the country of residence to be the measurement basis of the adjusted financial statements) and Interpretations 8 and 9 thereon (pertaining to the principles governing the determination of the measurement basis and translation rules of autonomous foreign entities). Upon the termination of Opinion 36 (including Interpretations 8 and 9) on January 1, 2004, and given the absance of any specific standard in Israel as to the "functional currency" of autonomous foreign entities, group companies constituting autonomous foreign entities, adopted the principles set forth by international standards (International Accounting Standard No. 21 (as revised) (IAS- 21) and SIC19). Accordingly, the functional currency is that of the primary economic environment in which the investee company operates (normally being the currency in which it primarily generates and expends cash) and that, in the judgment of management, exercised based on qualitative criteria stipulated in the standard, reflects the economic substance of the underlying events and circumstances relevant to such investee company, a currency which has been used to a significant extent in its operations or alternatively which has a significant impact thereon (mainly, the economic currency which serve as basis for determination of: (i) selling and settlement prices with customers; (ii) transactions prices for land acquisition and construction services or settlement with suppliers and subcontractors; (iii) currency policy of the investee company; (iv) its financing activities, etc.).

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

A.   FINANCIAL STATEMENTS IN REPORTED AMOUNTS (CONT.)

     (3)  FOREIGN INVESTEE COMPANIES (CONT.)

          (iii) On May 1, 2004, several countries, among them Hungary, Poland and the Czech Republic (countries in which the majority of the operation of Plaza Centers (Europe) B.V. ("PC") in the field of commercial and entertainment centers, is concentrated), joined the European Union. The joining countries undertook to manage an economic policy, that conforms to certain monetary and regulatory targets, aiming at implementing required conditions for the adoption of the Euro as the country's legal currency. Prior to their joining, those countries took significant action pertaining thereto, such as: alterating their monetary and fiscal policies, including full liberalization of their currency regimes and lifting of foreign currency controls (such as liberty to transact, transfer and execute payment in foreign currency, allowing free trading in the local currency abroad, lifting of the restrictions on transferring foreign currency abroad, allowing free unlimited trading in foreign securities, reporting, etc.). As a result, the PC Group companies that are incorporated and operate in Hungary, Poland and the Czech Republic (the "Companies") deemed it necessary to reconsider their settlement currency with lessees ("Settlement Currency"), the nature and scope of protection of the value of their financial assets and liabilities, their currency risk management policy, etc. In light of the foregoing and concurrently therewith, the Companies reconsidered their operational and measurement currency. Following examination of the international standards criteria (as hereinabove mentioned), and according to the nature of the companies' operations and the changes in the economic environment in which they operate, PC's management is of the opinion that as of April 1, 2004 and thereafter, the Euro, rather than the local currency, reflects, more adequately, the business condition and the results of operations (transactions) of the companies, affecting the management policy and decision-making processes as well as the transactions (revenues and cost of acquisition/construction of assets), the scope and prices thereof, the currency risk policy and the financing operations thereof. Accordingly, the Euro serves as the functional currency of these companies starting from April 1, 2004. Book value of non-monetary items included in the balance for March 31, 2004 have been translated into Euro based on its prevailing exchange rate with local currencies at that date, and such amounts served as basis for the value of such items (in Euro), as recorded in the financial statements for reporting periods commencing April 1, 2004.

B.   CONSOLIDATED FINANCIAL STATEMENTS

     The consolidated financial statements include the financial statements of the Company and its subsidiaries. Results of operations of subsidiaries are included, as from the date of incorporation or proximate to the date of acquisition thereof by the Company, as the case may be, through each balance-sheet date, or a date proximate to sale thereof (or voluntary liquidation), whichever be the earlier.

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

C.   PRESENTATION METHOD OF STATEMENT OF OPERATIONS AND THE CHANGE THEREOF

     Significant recent global changes, particularly in the real estate business in which the Company operates, enable it to utilize its relative advantage in same. Such changes include, among others, decrease in commercial assets' long-term yield rates; low short term interest rates, rapid financial progress in developing markets and transformation thereof to more readily accessible geographical targets. Concurrently with such changes and consequently thereto, a significant increase was noted in the demand for real assets, both by private, as well as by institutional investors, pension funds, REIT funds, and others. The above mentioned global changes together with the completion of the July 2005 transaction between PC and Klepierre, (as elaborated in Note 9B(3)d., below), led the management to reexamine the Company's nature of activity while attempting to strategically alter its business. The core of such change is expressed in evolving, the major part of the Company's business activities from the entrepreneurship, development and operation of various commercial real estate assets in the medium to long term, into the entrepreneurship and development of such assets supported by short term management and operation activities with the principal objective of founding and stabilizing the assets for the sale thereof, as closely as possible to completion of construction, and/or into the construction of assets under pre-sale development agreements executed with third parties. The reexamination resulted in redefinition of the Company's operations and business, such that sales of its operational assets, are included therein, whereas during previous reporting periods such sales and the results thereof were excluded from the Company's operational results.

     Following the consummation of the various "exit" transactions which commenced during 2004 and continued in 2005, and in consequence of the change to the Company's business model as specified above, the Company's management believes that the historical presentation format of its statement of operations ("Multiple - step form") is no longer a meaningful measure and presentation of the Company's business activities. The Company's management believes that all costs and expenses (including selling and marketing, general and administrative and financial expenses) should be considered as continuously contributing to the obtaining of the overall income and profits, and that any attempt to classify only part of the expenses directly to revenues, would be less representational. Management also believes that splitting such operational costs, directly relating to identified operations, to separate items such as "cost of sales", "selling and marketing expenses", and "general and administrative expenses", is not meaningful to the Company, (which has a wide range of different activities), and alternative classification should be applied which recognizes two types of costs: (i) those directly related to revenues; and (ii) overhead expenses which serve the business in general and are to be determined as general and administrative expenses. Moreover, distinction between those costs, which are or are not taken or not taken into account in determining the gross profit, requires significant discretion, often entailing inconsistent and insufficiently reliable accounting classification.

     Accordingly, from the third quarter of 2005, the Company has adopted a new method for the presentation of its consolidated statement of operations reports, whereby all expenses are presented in one group, which is deducted as a whole from the total revenues which are also represented in one group ("Single - Step Form"), as opposed to the previously practiced presentation used ("Multiple - Step Form"). Accordingly, profit and loss items have been classified, as part of such change, by differentiating those costs directly relating to each revenue type, and those which serve the business in general.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

C.   PRESENTATION METHOD OF STATEMENT OF OPERATIONS AND THE CHANGE THEREOF
     (CONT.)

     In view of the Company's management, this new method of presentation reflects more appropriately and suitably the nature of the Company's operations on a consolidated basis, in the light of the Company's modified strategy and goals. Comparative figures for the previous accounting years have been reclassified accordingly.

D.   CASH AND CASH EQUIVALENTS

     Cash equivalents include unrestricted liquid deposits, maturity period of which, as at the date of investments therein, does not exceed three months.

E.   ALLOWANCE FOR DOUBTFUL DEBTS

     The allowance has been specifically determined in relation to debts, the collection of which, in the opinion of management of the companies, is doubtful.

F.   MARKETABLE SECURITIES

     Investments in marketable securities, designated by management for sale in the short term, are included in current assets at their market value as at the balance-sheet date. Changes in the value of such securities are recorded in the statement of operations as incurred. Investments in marketable securities not designated by management for sale in the short term and which are not part of the Group's liquid resources are presented at cost excluding events when, in the opinion of management, there exists a decline in value of other - than -temporary nature.

G.   INVENTORIES

     Inventory is stated at the lower of cost or market value, with cost determined as follows:

     Hotel inventory and merchandise - by the "first-in, first-out" method;

     Raw materials - by the weighted average method;

     Work-in-process and finished goods - by cost of material, labor and indirect manufacturing costs.

H.   INVESTMENTS IN INVESTEE AND OTHER COMPANIES

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

     In calculating Company's share equity of investee companies, losses (if any) deriving from expected realization of convertible securities or exercise of vested rights to shares issued by such investee companies (including shares financed by loans, when such securities constitute the sole security for repayment of loans), are taken into consideration, if such conversion or exercise is probable. As for accounting standard No. 22, which is effective from January 1, 2006 - see Note 2X.(i).

     The excess of the investment's cost over the Company's share in the fair value of the investee companies' net identified assets at acquisition (or upon the change from the cost method to the equity method, as applicable), is recorded as goodwill and amortized over its estimated economic benefit period, (generally 10 years). As for accounting standard No. 20, which is effective from January 1, 2006 - see Note 2X.(v).

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

H.   INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

     Financing costs in respect of credit used for investment (shares and loans) in companies engaged solely in the construction of projects, have been capitalized to cost of investment.

     Gain from issuance of shares to a third party by a research and development stage investee company, has been recorded as deferred income and charged to the statements of operations as other income, over three years or up to the holding entity's share in the losses of the investee company, whichever is higher on a cumulative basis for each given year.

I.   FIXED ASSETS

     (1) Fixed assets are stated at cost. Investment grants have been deducted from cost of assets for which they have been granted.

          The cost of the land and building construction includes, among other things, costs in respect of contractual obligations for the acquisition of land when the group companies' obligations thereunder are substantially finalized at the financial statement date (i.e., all major conditions required for the conclusion of the transaction and its implementation had been fulfilled) and the amounts thereof are determined. Amounts not yet paid as at each respective balance-sheet date are presented, accordingly, as a liability.

          Improvements and renovations are charged to cost of assets. Maintenance and repair costs are charged to the statement of operations as incurred.

          Consideration paid for multiple assets acquired at an aggregate amount ("package") is allocated to the cost of the assets on the basis of value estimation and relatively to their fair value in that package.

          Financing costs in real terms in respect of credit used for acquisition or construction of buildings (including acquisition of related land) as well as direct supervision and construction costs incurred in the pre-operating period, have been capitalized to the cost of the buildings. As to the borrowing costs capitalization principles - see item U below.

          Fixed assets acquired from controlling shareholders of the Company are included according to their reported book value in the controlling shareholders' financial statements immediately prior to acquisition thereof.

     (2) Depreciation is calculated by the straight-line method at annual rates deemed sufficient to depreciate the assets over their estimated useful lives. Leasehold improvements are amortized over the estimated useful period of use not exceeding the lease period (including the period of renewal options that the company intends to exercise).

          Annual depreciation rates are as follows:

                                     %
                             -----------------
Freehold land                        0
Leasehold land               Over lease period
Hotels                       1.1 - 1.5
Commercial centers           2.0
Other buildings              2.0 - 2.5
Building operating systems   7.0 (average)
Other fixed assets (*)       6.0 - 33.0

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(*) Consists of motor vehicles, aircraft, office furniture and equipment, machinery and equipment, electronic equipment, computers and peripheral equipment, software, leasehold improvements, etc.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

J.   OTHER ASSETS AND DEFERRED EXPENSES

     (1) ACQUIRED PATENT RIGHTS, TECHNICAL KNOW-HOW, INTELLECTUAL PROPERTY AND DISTRIBUTION RIGHTS - are stated at cost and amortized by the straight-line method over its estimated benefit period (10 years).

     (2) PRE-OPERATING HOTEL AND/OR COMMERCIAL CENTER PRE-OPENING COSTS - mainly - employee training, testing of systems and preparation of the hotel/center for opening, operation and occupancy, are stated at cost and amortized over a three-year period from commencement of full-scale operations.

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

K.   LONG-TERM RECEIVABLES AND LIABILITIES

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

     (2) Suppliers credits and other short term liabilities, as well as short-term bank borrowings used for construction of commercial centers and/or hotels and whose repayment sources are funded by long-term financing agreements with financial institutions, have been included as long-term liabilities. Repayment schedules of such loans are included in accordance with the terms of the respective long-term credits, according to agreements with the lenders.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

L.   INCOME TAXES

     Deferred taxes are calculated in respect of all temporary differences, including (i) differences between the timing of record of income and expenses in the financial statements and the recognition thereof for income tax purposes; (ii) differences between the reported value of non-monetary depreciable assets (through December 31, 2004 - excluding the adjustment component for buildings - see below) and the amount deductible for income tax purposes (except for temporary differences generated upon initial recognition of goodwill and/or asset or liability, not in connection with a business combination and that which at the initial recognition thereof had no effect on the accounting or tax net income); (iii) tax losses and deductions that may be carried forward for future years or used against previous years; and (iv) differences between fair value of identified assets and liabilities of subsidiaries upon acquisition of the investment therein (through 2004 excluding assets, depreciation of which is not tax deductible), and tax base of same (value for tax purposes) at that date provided that such differences relate to transactions occurred after January 1, 2005. Deferred taxes have also been calculated in respect of temporary differences generated from the measurement currency in the financial statements being other than that according to which profit (loss) is determined for tax purposes (and accordingly, tax base of assets and liabilities).

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

     A tax benefit is recorded as an asset, only when its realization against future taxable income is probable, or when sufficient taxable temporary differences, the timing of reverse of which does not precede the realization timing of the tax benefit, as aforestated, exist. Tax assets and liabilities (current and deferred), are calculated according to the tax rates and relevant laws expected to apply upon utilization thereof, as are in effect (or enactment thereof is practically completed) as at the balance sheet date. Current and deferred taxes relating to capital reserve from foreign currency translation adjustments or to other capital items are charged directly to shareholders' equity. Deferred taxes deriving from changes in the tax rate (including those in respect of balances previously created on temporary differences within a business combination) are charged to the income tax item in the statement of operations, or in the capital reserve from foreign currency translation adjustments, as applicable.

     On July 2004, Accounting Standard No. 19 - Income Taxes ("Standard 19") was published by the IASB. Standard 19 sets forth principles for recognition, measurement, presentation and disclosure of income taxes in financial statements. Standard 19 applies to financial statements for periods commencing on or after January 1, 2005. Initial implementation of Standard 19, mainly for the initial inclusion of deferred taxes in respect of adjustment component for land and buildings, is included as "cumulative effect for the beginning of the year due to a change in accounting method" in the statement of operations and in the statement of changes of shareholders' equity for the current period.

     Deferred taxes in respect of exempt profits of an approved enterprise - see
     Note 16B.1.d below.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

M.   EXCHANGE RATES AND LINKAGE BASES

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

     RATE OF EXCHANGE OF NIS, IN EFFECT, IN RELATION TO FOREIGN CURRENCY (IN
     NIS)

                                DECEMBER 31
                               -------------
                                2005    2004
                               -----   -----
US Dollar ($)                  4.603   4.308
EURO (E)                       5.446   5.877
British Pound (L)              7.940   8.308
1,000 Romanian New Lei (RON)   1.480   1.480

     SCOPE OF CHANGE IN THE EXCHANGE RATE, IN EFFECT, OF THE NIS IN RELATION TO THE FOREIGN CURRENCY (%)

                         YEAR ENDED DECEMBER 31
                         ----------------------
                          2005    2004    2003
                         -----   -----   -----
US Dollar ($)             6.84   (1.62)  (7.56)
EURO (E)                 (7.32)   6.21   11.33
British Pound (L)        (4.42)   5.85    2.83
Romanian New Lei (RON)   (0.03)   9.63   (4.93)

N.   FINANCIAL INSTRUMENTS

     (1)  Financial instruments - see Note 23 below.

     (2) Results of derivatives and financial instruments designated for hedging purposes of existing assets and liabilities, or against fluctuations in the exchange rates in which firm commitments are denominated, as well as those designated as a hedge against fluctuations of interest rates of variable-interest loans, are charged to the statement of operations concurrently with the charging of the results from the hedged assets and liabilities and/or the realization of the relevant transaction and/or the charging of the interest according to the interest rate specified in the loan agreement, as applicable.

          Derivative financial instruments not designated for hedge purposes are presented at their estimated fair value. Changes in their fair value during the reported period are charged to the statement of operations.

O.   IMPAIRMENT OF LONG-LIVED ASSETS

     The Company applies Standard No.15 of the IASB - "Impairment of Assets". The standard sets forth the accounting treatment and method of presentation required in the event of asset impairment (including investments in associated companies), and provides for the assets of a corporation not to be presented in amounts exceeding the higher of their net selling price or their value in use based on future discounted cash flow expected to be generated from such an asset ("recoverable amount"). Standard No. 15 stipulates that the recoverable amount must be assessed whenever indicators point to

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     a possible impairment of an asset. Any impairment of assets is to be recorded as a loss in the statement of operations.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

P.   CONVERTIBLE DEBENTURES

     Are included based on conversion probability tests and presentation regulations, as set out in Opinion No. 53 of the ICPAI. Debentures, whose conversion is not probable, are presented at their liability value. Debentures, whose conversion are probable are included as a quasi - equity item between liabilities and shareholders equity, at the higher of their monetary or non-monetary value. As for Accounting Standard No. 22 which is effective from January 1, 2006 - see Note 2X(i).

Q.   SHARE CAPITAL

     Company shares held (directly or through a subsidiary) by the Company ("dormant shares"), are presented at cost and deducted from share capital of the Company according to the "treasury stock" method.

     The sale of "treasury stock" or the issuance of company`s shares to third parties is recorded based on the fair value of the assets or cash received in consideration thereof or the fair market value of shares issued (see also Note 9B.(1) below), as applicable.

     Loans granted to employees for purchasing Company shares which constitute the sole security for the loans' repayment, and which shall be repaid out of proceeds of the sale thereof, are included in the balance sheet as a deduction from shareholders' equity.

R.   REVENUE RECOGNITION

     (i) Revenues from the leasing of property and management fees, as well as other revenue relating to the operations of commercial and entertainment centers, are recorded pro rata over the term of the lease and/or the service.

     (ii) Revenues from hotel operations are recorded upon performance of service.

     (iii) Revenues from operating lease (based on a long term firm commitment with a fixed period), which increase gradually over the period of the lease, are charged to the statement of operations by the straight-line method throughout the period of the lease.

     (iv) The Company recognizes gain on sales of real estate assets and investment properties when a sale has been consummated, the buyer's initial and continuing investment is adequate to demonstrate commitment to pay, any receivable obtained is not subject to future subordination and the usual risks and rewards of ownership have been transferred.

          For sales transactions with continuing involvement by the Company in the form of a guarantee of a return on the buyer's investment for limited period or in a limited amount, profit is recognized when there is reasonable assurance that total estimated future rent receipts will cover operating expenses and debt service including payments due the buyer under the terms of the transaction. In making this determination, total estimated future rent receipts of the property are reduced by a reasonable safety factor, unless the amount so computed is less than the rents to be received from signed leases. For the Company, these conditions are usually fulfilled at the time of sale.

          If, according to the terms of the transaction, the Company will participate in future profit from the property without risk of loss, and the transaction otherwise qualifies for profit recognition under the full accrual method, the contingent future profits are recognized when they are realized.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

R.   REVENUE RECOGNITION (CONT.)

     (v) Revenues from the sale of medical products are recognized in accordance with SAB 101, as amended by SAB 104, provided that persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. For sale arrangements which include multiple deliverables such as system sales, installation at the customer's site and training, the revenue is recognized by implementing the guidance of EITF No. 00-21 "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). In accordance with the guidance in EITF No. 00-21, multiple deliverable arrangements are assessed to determine whether they can be separated into more than one unit of accounting. A multiple deliverable arrangement is separated into more than one unit of accounting if all of the following criteria are met:
          (i) The delivered item has value to the customer on a stand-alone basis; (ii) There is objective and reliable evidence of the fair value of the undelivered item; and (iii) If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered items is considered probable and substantially in control of the Company. If these criteria are not met, then revenue recognition is deferred until such criteria are met or until the last undelivered element is delivered, unless the undelivered element is considered inconsequential or perfunctory.

          If there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the Company allocates the arrangement consideration to the separate units of accounting based on their relative fair value. In instances, which there is objective and reliable evidence of the fair value of the undeliverable item in an arrangement but no such evidence for the delivered item, the Company allocates the arrangement consideration to the deliverables using the residual method. Under the residual method, the amount of consideration allocated to the delivered item equals the total arrangement consideration less the aggregate fair value of the undelivered items.

     (vi) Service revenues from product support agreements are recognized ratably over the service period.

     (vii) Revenues from the sale of goods in the fashion industry are recognized upon delivery.

S.   ACCRUED WARRANTY COSTS

     A subsidiary provides a warranty as to the quality of its products sold thereby, for a limited period of time following provision thereof (generally one year). In order to allow for the fulfillment of this liability, a provision is included based on past experience and management estimation.

T.   RESEARCH AND DEVELOPMENT COSTS

     Research and development costs, net of grants and third party participation (mainly the Government of Israel - the OCS), are charged to the statement of operations, as incurred. The accrual for grant receivable is determined based on the terms of the project, provided that the criteria for entitlement have been met.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

U.   CAPITALIZATION OF BORROWING COSTS

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

V.   EARNINGS (LOSS) PER SHARE

     Earnings (loss) per share is calculated in accordance with Opinion No. 55 of the ICPAI based on the weighted-average of outstanding paid-up share capital during the year (net of treasury stock shares).

     The number of shares used for the computation of basic earnings (loss) per share, takes into account convertible securities or other rights to vested shares (including shares issued against loans which constitute the sole security for the loans repayment), if conversion or realization may reasonably be assumed. Diluted earnings (loss) per share take into account all those securities excluded from the basic earnings (loss) per share computation if their effect is dilutive. Net income which has been taken into account in calculating diluted earnings per share has been deducted by the periodic change in the necessary provision, if any, assuming the full exercise of the Company's and/or investee company's securities not taken into account in the computation of basic earnings (loss) per share. As for Accounting Standard No. 21 - see Note 2X.(iv).

W.   USE OF ESTIMATES

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

X.   RECENTLY ISSUED ACCOUNTING STANDARDS

     (I) In July 2005 the IASB published a new standard No. 22 - Financial instruments: Disclosure and presentation ("Standard 22"). Standard 22 contains requirements for the presentation of financial instruments and identifies the information that should be disclosed about them. The presentation requirements apply to (i) the classification of financial instruments into financial assets, financial liabilities and equity instruments; (ii) the classification of related interest, dividends, losses and gains; and (iii) the circumstances in which financial assets and financial liabilities should be offset. Standard 22 requires disclosure of information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments and the accounting policies applied to those instruments. Standard 22 also requires disclosure of information about the nature and extent of an entity's use of financial instruments, the business purposes they serve, the risks associated with them, and management's policies for controlling those risks.

          Standard 22 provides for an issuer of non-derivative financial instruments (including those issued before January 1, 2006 and had not been converted or exercised until that date) to evaluate, as from January 1, 2006, the terms of each financial instrument in order to determine whether it contains both a liability and an equity component. Such components shall be classified separately as financial liabilities, financial assets or equity instruments, in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

X.   RECENTLY ISSUED ACCOUNTING STANDARDS (CONT.)

     (I)  (CONT.)

          Standard 22 shall be applied, prospectively, in financial statements for periods commencing on or after January 1, 2006. Standard 22, upon going effect will supersedes the provisions of Opinions No. 48 and No. 53 of the ICPAI, regarding the accounting treatment of convertible securities (options, warrants and convertible debentures). The provision included in the financial statements as of January 1, 2006, for a loss resulting from a shareholding decrease in an investee company, assuming realization of all rights to convert and/or to exercise the outstanding convertible securities, will be included in the statement of operations as "cumulative effect for the beginning of the year due to a change in accounting method", in the first quarter of 2006.

          The impact of the implementation of standard 22 on 2006 consolidated financial statements are: classification of convertible debentures amounted to NIS 62.2 from quasi-equity item to long-term liabilities and classification of cost of obtaining loans, net amount to NIS 10.4 million from other assets and deferred charges to long-term liabilities.

     (II) In August 2005, the IASB published Standard No. 24 - "Share-Based Payment" ("Standard 24"), the objective of which is to specify the principles of financial reporting by an entity where it enters into a share-based payment transaction. In particular, it requires an entity to reflect in its statement of operations and financial position, the effects of share-based payment transactions, including expenses associated with transactions in which stock options are granted to employees. For equity-settled share-based payment transactions, the goods or services received, and the corresponding increase in equity, should be measured directly, at the fair value of the goods or services received, unless that fair value cannot reliably be estimated. If so, their value, and corresponding increase in equity, should be measured indirectly, by reference to the fair value of the equity instruments granted, by measuring their fair value at the measurement date, based on market prices if available. If market prices are not available, fair value of the equity instruments granted should be estimated using a valuation technique consistent with generally accepted valuation methodologies for pricing financial instruments, taking into account the terms and conditions upon which those equity instruments were granted. For transactions with employees and others providing similar services, the fair value of the transaction should be measured directly by reference to the fair value of the equity instrument granted, at the date of grant. Standard 24 is to be effective for periods beginning on or after January 1, 2006 ("effective date"). Pursuant to the transition provisions set forth in the standard, the company shall apply this standard to grants of shares, stock options or other equity instruments that were granted after March 15, 2005 and had not yet vested at the effective date.

          In accordance with the provision of standard 24 the Company will retrospectively apply its financial statements for the year ended December 31, 2005 in the first quarter of 2006 and will record an additional expenses in the amount of NIS 1.2 million.

          The impact of implemantion of standard 24 on the Company financial statement for the year ended December 31, 2006 based on the existing options plans as of December 31, 2005 is estimated to NIS 2.2 million.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

X.   RECENTLY ISSUED ACCOUNTING STANDARDS (CONT.)

     (III) On February 2006 the IASB issued Standard No. 25 - Revenues ("Standard 25"). The standard determines the principles of recognition, measurement, presentation and disclosure of revenues arising from different types of transactions, such as sales of goods, rendering of services as well as use, by others, of entity's assets yielding interest, royalties and dividends. The standard determines that revenues shall be measured at the fair value of the consideration received or receivable.

          Standard 25 shall be applied, prospectively, in financial statements for periods commencing on or after January 1, 2006. Assets and liabilities which are included in the financial statements as of December 31, 2005 at amounts which differ from those that would have been included should the provisions of Standard 25 so implemented, will be adjusted on January 1, 2006, in order to reflect the latter amounts as of that date. The adjustment will be recorded in the statement of operations, in the first quarter of 2006, as "cumulative effect for the beginning of the year due to a change in accounting method".

          The Company is currently evaluating the impact of the implementation of Standard 25 on its consolidated financial statements.

     (IV) In February 2006 the IASB issued Accounting Standard No. 21, "Earnings per Share" ("the Standard").

          The Standard establishes that an entity is to compute its basic earnings per share in regard to income or loss attributable to ordinary shareholders of the reporting entity, and that the entity shall compute its basic earning per share with respect to income or loss from continuing operations attributable to the ordinary shareholders of the reported entity, should such be presented.

          Basic earnings per share is to be computed by dividing income or loss attributed to holders of ordinary shares of the reporting entity (numerator), by the weighted average of the outstanding ordinary shares (denominator) during the period.

          In the computation of diluted earnings per share, the entity must adjust its income or loss attributable to the ordinary shareholders of the reporting entity and the weighted average of the outstanding shares for the effects of all the dilutive potential ordinary shares.

          The entering into effect of Standard 21 will terminate the provisions of Opinion No. 55 of the ICPAI regarding Earnings Per Share.

          In accordance with the Standard's guidance, the Standard will apply to financial statements for periods starting January 1, 2006 and thereafter. The Standard further establishes that its guidance is to be applied retroactively in respect of comparative earnings per share data relating to prior periods.

          The Company is currently evaluating the impact of the implementation of Standard 21 on its consolidated financial statements.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

X.   RECENTLY ISSUED ACCOUNTING STANDARDS (CONT.)

     (V) In March 2006 the IASB published the revised Standard No. 20 ("Accounting Treatment of Goodwill and Other Intangibles upon the Acquisition of an Investee"), which applies to financial statements covering periods beginning on January 1, 2006 ("Effective Date").

          According to the standard, the excess of acquisition cost of an investee over the share of the company holding in the fair value of identifiable assets, including intangibles, net of the fair value of identifiable liabilities (after tax allocation) at acquisition, constitutes goodwill. The allocation of excess acquisition cost to an acquired intangible asset will take place only if it is identifiable by the criteria established by this standard. Goodwill in respect of subsidiaries, will not be amortized but will be examined once a year or more frequently should there be an indication of goodwill impairment. Goodwill in respect of associated companies, will be examined for impairment should there be an indication ofgoodwill impairment in respect of the investment in the associated company as whole. Moreover, should negative goodwill be created upon acquisition it would be recognized as a gain and immediately be included in operations and not amortized.

          The standard distinguishes between intangible assets which have defined useful lives and those that do not, stating that the former be amortized while latter not so amortized but rather examined once a year or should any signs indicate impairment.

          Comparative figures for prior years, covering periods before the standard's effective date should not be restated and, starting on the effective date, the positive goodwill presented in the balance sheet on December 31, 2005 will no longer be amortized, including goodwill in the investment account of an affiliate. The balance of the negative goodwill presented in the balance sheet on December 31, 2005 will be fully written off on the effective date and directly included in retained earnings. Moreover, starting on the effective date the Company is to discontinue the amortization of its intangible assets having indefinite useful lives arising from the acquisition of an investee included in the 2005 annual financial statements, to be followed by future periodic examinations of their value.

          The standard's implementation will discontinue the amortization of goodwill arising from the acquisition of investees, whose balance in the consolidated balance sheet on December 31, 2005 amounts to NIS
          29.1 million (US$6.3 million).

          The annual amortization of goodwill in the 2005 and 2004 annual financial statements amounted to NIS 4.6 million (US$1.0 million) and NIS 4.4 million, respectively.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - CASH AND CASH EQUIVALENTS

                                                   DECEMBER 31
                                    --------------------------------------------
                                            2005                         2005
                                    -------------------                REPORTED
                                    INTEREST                2004     CONVENIENCE
                                      RATE     REPORTED   REPORTED   TRANSLATION
                                    --------   --------   --------   -----------
                                        %       (IN THOUSAND NIS)      US$'000
In foreign currency:
   US dollar                         3.9-4.1    64,792    255,184      14,076
   Euro                              1.5-2.2   363,736     64,989      79,022
   British Pound                         4.0    34,230      3,997       7,436
   Other (mainly, Forint & Zloty)    1.0-3.0    19,009     16,606       4,130
In NIS                               2.8-4.4     7,577      4,969       1,646
                                               -------    -------     -------
                                               489,344    345,745     106,310
                                               =======    =======     =======

NOTE 4 - SHORT-TERM DEPOSITS AND INVESTMENTS

A.   COMPOSITION:

                                                   DECEMBER 31
                                    --------------------------------------------
                                            2005                         2005
                                    -------------------                REPORTED
                                    INTEREST                2004     CONVENIENCE
                                      RATE     REPORTED   REPORTED   TRANSLATION
                                    --------   --------   --------   -----------
                                        %       (IN THOUSAND NIS)      US$'000
DEPOSITS WITH BANKS AND
   FINANCIAL INSTITUTIONS(1)
   DENOMINATED IN OR LINKED TO
   THE:
   US dollar                         3.5-3.9    148,211    141,043      32,198
   Euro                              1.0-3.4     45,070     88,794       9,791
   Other                             1.0-5.0     25,322     24,064       5,501
   In NIS                            3.3-4.3     13,739     13,007       2,985
                                                -------    -------      ------
                                                232,342    266,908      50,475
MARKETABLE SECURITIES                             7,450      6,958       1,619
                                                -------    -------      ------
                                                239,792    273,866      52,094
CURRENT MATURITIES OF
   LONG-TERM LOANS AND
   RECEIVABLES                                      280      4,155          61
                                                -------    -------      ------
                                                240,072    278,021      52,155
                                                =======    =======      ======

(1)  NIS 121 million serve as security for short term credit.

B.   LIENS - see Note 17D.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - TRADE ACCOUNTS RECEIVABLE

                                                 DECEMBER 31
                                      ---------------------------------
                                                                2005
                                                              REPORTED
                                        2005       2004     CONVENIENCE
                                      REPORTED   REPORTED   TRANSLATION
                                      --------   --------   -----------
                                       (IN THOUSAND NIS)      US$'000
Outstanding accounts                   44,643     66,454       9,698
Less - allowance for doubtful debts     9,239     27,352       2,007
                                       ------     ------       -----
                                       35,404     39,102       7,691
                                       ======     ======       =====

NOTE 6 - RECEIVABLES AND OTHER DEBIT BALANCES

                                                 DECEMBER 31
                                      ---------------------------------
                                                                2005
                                                              REPORTED
                                        2005       2004     CONVENIENCE
                                      REPORTED   REPORTED   TRANSLATION
                                      --------   --------   -----------
                                       (IN THOUSAND NIS)      US$'000
Government institutions                23,414     31,772        5,087
Prepaid expenses                       15,755      7,381        3,423
Employees(*)                           13,450      3,284        2,922
Receivables in respect of
   realization of medical equipment        --     12,202           --
Receivables in respect of
   realization of investments (**)     11,072         --        2,405
Control Center Group companies          3,186        521          692
Other                                   9,803     10,980        2,130
                                       ------     ------       ------
                                       76,680     66,140       16,659
                                       ======     ======       ======

(*)  Mainly loans in respect of realization of shares - see Note 18B(i) below.

(**) See Note 9B.(3)d.

NOTE 7 - INVENTORIES

                                                 DECEMBER 31
                                      ---------------------------------
                                                                2005
                                                              REPORTED
                                        2005       2004     CONVENIENCE
                                      REPORTED   REPORTED   TRANSLATION
                                      --------   --------   -----------
                                       (IN THOUSAND NIS)      US$'000
Hotels inventories                      2,729      2,433         593
Image Guided Treatment:
   Raw materials                        9,747      2,459       2,118
   Products under process and
      finished goods                    3,622      2,439         787
Fashion - merchandise                   8,034         --       1,745
                                       ------      -----       -----
                                       24,132      7,331       5,243
                                       ======      =====       =====

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - DEPOSITS, DEBENTURES, LOANS AND OTHER LONG-TERM BALANCES

A.   COMPOSITION:

                                                                       DECEMBER 31
                                                            ---------------------------------
                                                                                      2005
                                                                                    REPORTED
                                                              2005       2004     CONVENIENCE
                                                            REPORTED   REPORTED   TRANSLATION
                                                            --------   --------   -----------
                                                             (IN THOUSAND NIS)      US$'000
Deposits at banks and financial institutions (1)              8,222     68,238       1,786
Loans to interest holders in investee companies (2)          44,296     29,965       9,623
Loan to former associated company (3)                        19,997     17,806       4,344
Loans to anchor tenants (4)                                   1,233      4,383         268
Loans to venture capital companies (5)                        1,232      1,232         268
Receivables in respect of long-term lease transaction (6)        --     11,107          --
Deferred taxes                                                6,356      6,104       1,381
Others                                                        6,467        654       1,405
                                                            -------    -------      ------
                                                             87,803    139,489      19,075
Less - allowance for doubtful debts                         (25,384)   (21,549)     (5,515)
                                                            -------    -------      ------
                                                             62,419    117,940      13,560
Less - current maturities                                      (280)    (4,155)        (60)
                                                            -------    -------      ------
                                                             62,139    113,785      13,500
                                                            =======    =======      ======

(1) Deposits pledged as security for the repayment of loans obtained by Group companies and/or to secure guarantees provided thereby in favor of third parties, have been included as due and payable concurrently with the loan repayment dates or upon release of guarantees for which they have been pledged.

(2) (i) Loans to the management company or to its controlled companies. A loan of NIS 7.7 million ($1.7 million) is linked to the US dollar, bears annual interest at a rate of Libor+1%, due and payable on December 31, 2006. A loan of NIS 15.3 million ($3.3 million) may be converted into shares - see Note 17A.(2) below. Should BEA Hotels N.V. (B.H.) decide not to exercise its option to convert the loan into shares, the loan would then be subject to the linkage and interest terms outlined above. According to the agreement, the amounts to be received by the management company from the Group companies in respect of the former's interest in hotels owned by the latter (other than hotel management fees - see Note 17A.(1)a. and b. below) will be used as security for the repayment of the loans. A loan NIS 2.1 million ($0.5 million ) is linked to the EURO and bears annual interest at a rate of 4.9%. B.H. received no security for these loans.

     (ii) NIS 19.1 million ($4.1 million) - loans to shareholders of a jointly held company (50%) within the PC group - see Note 10B.(6), below.

(3) An allowance for all outstanding balance of the debt is recorded, since maturity date of the loan has been elapsed, and no securities for its repayment have been received.

(4) Linked mainly to the US Dollar, bears annual interest of Libor + 1.5% to 2.5%.

(5) Loans to companies engaged in the biotechnology field, linked to the US Dollar, bears annual interest at customary commercial rates and are convertible into shares of the lender, under certain condition as stipulated in the agreements. An allowance for all outstanding balances of the loans is recorded.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(6)  See Notes 2R.(iii) above and 19A(ii) below.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - DEPOSITS, DEBENTURES, LOANS AND OTHER LONG-TERM BALANCES (CONT.)

B.   REPAYMENT DATES:

                                   DECEMBER 31 2005
                                       REPORTED
                            -------------------------------
                                                CONVENIENCE
                                                TRANSLATION
                                                -----------
                            (IN THOUSAND NIS)     US$'000
2006 - Current maturities           280               61
2007                             10,318            2,242
2008                                935              203
2009                              2,297              499
Undetermined                     48,589           10,555
                                 ------           ------
                                 62,419           13,560
                                 ======           ======

C.   LIENS - see Note 17D.

NOTE 9 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES

A.   COMPOSITION AND ACTIVITY

                                                                   DECEMBER 31
                                                        ---------------------------------
                                                                                  2005
                                                                                REPORTED
                                                          2005       2004     CONVENIENCE
                                                        REPORTED   REPORTED   TRANSLATION
                                                        --------   --------   -----------
                                                         (IN THOUSAND NIS)      US$'000
ASSOCIATED COMPANIES:
   Shares (1):
      Cost (*)                                           98,140     87,260      21,321
      Accumulated losses, net                           (39,133)   (27,105)     (8,509)
      Adjustment arising from translation of
         autonomous investees' financial statements       4,337      4,281         949
                                                        -------    -------      ------
      Total shares                                       63,344     64,436      13,761
   Loans (see (2) and B.(3)f. below)                     16,392     16,664       3,561
                                                        -------    -------      ------
                                                         79,736     81,100      17,322
   Provision for impairment of investment               (22,938)   (24,170)     (4,983)
                                                        -------    -------      ------
                                                         56,798     56,930      12,339
                                                        -------    -------      ------
OTHER COMPANIES - AT COST
   Vcon Telecommunications Ltd. ("Vcon") - shares (3)        --     14,678          --
                                                        -------    -------      ------
                                                         56,798     71,608      12,339
                                                        =======    =======      ======

(*)  Including - goodwill:

                                                        COST(ii)   NET BOOK VALUE
                                                        --------   --------------
                                                               DECEMBER 31
                                         AMORTIZATION   -------------------------
                                           RATE(i)        2005       2005   2004
                                         ------------     ----       ----   ----
                                              %                (IN MILLION)
NIS                                           10          47.9       29.1   38.8
                                             ===          ====       ====   ====
Convenience translation into US Dollar                    10.4        6.3
                                                          ====       ====

(i)  See also Note 2H. above.

(ii) Net, after provision for impairment.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

A.   COMPOSITION AND ACTIVITY (CONT.)

     (1)  VENTURE CAPITAL INVESTMENTS - ASSOCIATED COMPANIES - SHARES:

          A.   GENERAL

               The company invests in hi-tech associated companies ("Invested Companies"). The Invested Companies engage in research and development operations and have not yet attained financial stability. The value of these investments is thus contingent upon the continued operation of the Invested Companies, which entails certain risks stemming from the nature of their operations including the uncertainty as to the success of development and marketing potential of the product. It is therefore, difficult to objectively assess the fair value of most of these investments due to the lack of a verifiable market value. Nevertheless, the company's management is of the opinion that the fair value of the investments is not lower than their cost (net of provisions for decline in value, to the extent applicable).

               As to a law-suit filed by an employee of the EIL group - see Note 17B.(7) below.

          B.   BIOTECHNOLOGY COMPANIES:

               GAMIDA CELL LTD. ("GAMIDA") (THROUGH ELSCINT BIO MEDICAL LTD.)

               Gamida is engaged in the expansion of hematopoietic (blood) stem cells therapeutics in clinical development for cancer and autoimmune diseases, as well as future regenerative cell-based medicines including cardiac and pancreatic repair.

               The Company is a party to an agreement, in terms of which, mainly the existing shareholders of Gamida have invested therein, on July 28, 2005, a total amount of $4.0 million, for the consideration of the allotment to such investors of securities having same rights as those issued by Gamida during its recent equity financing round. The Company's share in the investment totaled approximately $1.4 million. Subsequent to the investment and as of December 31, 2005, the Company holds 33.46% of the equity and voting rights in Gamida and the right to appoint 25% of its directors. The shares held by the Company are in part ordinary shares and in part preferred having anti-dilution rights and liquidation preference (US Dollar linked return of its investment in Gamida bearing 8% annual interest, prior to any distribution to ordinary share holders or holders of preferred shares with subordinated rights). Should all the convertible securities of Gamida be so converted or exercised, then and in such an event, the Company shall be diluted to 30.3%.

               On February 16, 2005, Teva Pharmaceutical Industries Ltd. ("Teva") - one of Gamida's shareholders - decided to exercise its option to enter into a joint venture ("JV") with Gamida to develop and commercialize certain products being the subject matter of Gamida's developing technology ("the products").

               On February 12, 2006 Gamida, Teva and the JV signed a founders agreement which set forth the establishment, funding and management of the JV. The sole purpose of the JV shall be commercialization of the products and obtaining all required registrations and marketing approvals. Teva shall make an equity investment in the JV of up to $25.0 million in consideration for up to 50% of the JV shares. The funding shall be payable as follow: as of the closing date, Teva will sign an irrevocable commitment for payment of total amount of $10.0 million payable in installments. The additional funding totaling $15 million shall be paid quarterly based on the budget of the JV. Teva shall be entitled to accelerate the funding payments schedule.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

A.   COMPOSITION AND ACTIVITY (CONT.)

     (1)  VENTURE CAPITAL INVESTMENTS - ASSOCIATED COMPANIES - SHARES: (CONT.)

          B.   BIOTECHNOLOGY COMPANIES (CONT.):

               GAMIDA CELL LTD. ("GAMIDA") (THROUGH ELSCINT BIO MEDICAL LTD.) (CONT.)

               In the framework of the agreement Gamida and the JV shall sign on a license agreement according to which Gamida shall grant the JV a royalty free, worldwide license to exploit the products and Gamida's IP necessary for developing, manufacturing sale and distribution of the product and a royalty free, illimitable, worldwide exclusive license to manufacture, develop, market, offer for sale, distribute and sell the products and the right to sublicense.

               Certain cancellation arrangements were determined between the Company and Teva.

               As to a dispute between Elscint Bio Medical and its former CEO - see Note 17B.(8) below.

          C.   TELECOMMUNICATION COMPANIES:

               OLIVE SOFTWARE INC. ("OLIVE")

               Olive is engaged in the development and marketing of products enabling a transparent link between traditional newspaper printing systems and the world of e-publishing, as well as digital archiving services for newspapers and libraries.

               In March 2004, Olive and its shareholders entered into an agreement with the Sequoia Fund according to which, the latter invested in Olive $6.0 million in consideration of 26% (on a fully diluted basis) of the equity and control in Olive. In August 2005, Olive and its shareholders entered into an agreement with the Sequoia Fund and with the Pitango Fund, under which the latters invested in Olive an aggregate amount of $9.0 million (NIS 41.4 million), in consideration of 5% and 15.0% (on a fully diluted basis), respectively, of the equity and control in Olive.

               The issued shares have anti-dilution rights as well as liquidation preference to receive the amount of their investment with the addition of 8% annual interest thereon, prior to any distribution to other shareholders of Olive (including EUN). EUN's holdings have consequently been diluted to 22.6. EUN's shares entitle it to anti-dilution rights as well as liquidation preference (return of its investment in Olive plus interest at LIBOR + 2% per annum, prior to any distribution to holders of ordinary shares or subordinated preferred shares). Assuming all of Olive's convertible securities be so converted into shares, EUN's interest in Olive would then be diluted to 18.3%.

               EASY RUN LTD. ("E.R.")

               E.R. is engaged in the development and marketing of "call center" solutions, which support under a single platform, diversified infrastructure ranging from historical telephonia through to futuristic telecom equipment (IP switchboards) and modern e-commerce applications.

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

A.   COMPOSITION AND ACTIVITY (CONT.)

     (1)  VENTURE CAPITAL INVESTMENTS - ASSOCIATED COMPANIES - SHARES: (CONT.)

          C.   TELECOMMUNICATION COMPANIES (CONT.):

               EASY RUN LTD. ("E.R.") (CONT.)

               Within the framework of the rights offering executed by E.R. in August 2004, the Company invested $0.4 million (out of a $0.65 million total funding) calculated at $0.13 per share. In consideration for its investment, the Company was also granted warrants exercisable into shares, at $0.13 per share, up to a total amount of $0.8 million. In addition thereto, the Company converted a $0.3 million loan into shares of E.R. Assuming all loans (including those granted subsequently to the balance sheet date) be converted and warrants be exercised, as afore and below stated, the Company's interest in E.R. would then increase to 53.94% (fully diluted).

     (2)  VENTURE CAPITAL INVESTMENTS - ASSOCIATED COMPANIES - LOANS:

          A dollar linked $0.7 million (NIS 3.2 million) loan, bearing Libor + 2% interest, convertible, at any time until repayable into E.R. preferred shares having anti-dilution rights and liquidation preferences, using a conversion rate of mainly, $0.35 per each share. Additionally, the Company has a right to be granted upon conversion and without further consideration, warrants convertible into E.R. shares (vested with same rights) at a principal conversion price of, $0.81 per warrant, up to a total amount of NIS 3.0 million.

          An additional loan was granted to E.R. during 2005, at an aggregate amount of $0.6 million, bearing 6% interest and convertible into E.R. shares at $0.13 per share, or, subject to certain conditions, at 80% discount of the next financing round price.

     (3)  INVESTMENTS IN ANOTHER COMPANY:

          On August 17, 2005, Vcon reported that following the failure in its previously announced fund raising negotiationsit has determined that it can no longer independently pursue its current mode of operations, and has entered into an agreement for the sale of its business, activities and the majority of its assets to the Emblaze group. Following this transaction, Vcon is engaged only, under the given circumstances, in maximizing the payments and satisfaction of its debts to its creditors and in its dissolving. Vcon estimates that none of the consideration will be allocated to its shareholders. As a result, the Company included in the 2005 financial statements, a loss at the amount of NIS 13.9 million ($3.0 million), which constitute all balance of its investment in Vcon.

B.   ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES
     THEREOF

     (1)  ELSCINT LTD.

          On November 22, 2005 the Company consummated a merger with Elscint, pursuant to which the Company purchased all Elscint ordinary shares, other than those held by the Company and by Elscint. Following such purchase the Company owns all issued and outstanding share capital of Elscint and Elsicnt ordinary shares are no longer traded on the NYSE. Under the terms of the merger, each ordinary share of Elscint (other than ordinary shares of Elscint held by the Company and Elscint) was exchanged for 0.53 ordinary share of the Company.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

B. ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (CONT.)

     (1)  ELSCINT LTD. (CONT.)

          The merger is treated in these financial statements as a "purchase" for accounting purposes, which means that the purchase price - calculated based on the Company's number of shares issued in consideration for Elscint's minority shares (3,479,216 ordinary shares and 26,500 warrants of the Company) and based on the Company's average share market price close to the date of the announcement of the exchange ratio of the Merger ($18.6) - is allocated to Elscint's assets and liabilities based on the fair value of the assets acquired and the liabilities assumed. As a result, the Company's shareholders' equity increased by NIS 292.2 million ($63.4 million). The excess of the fair value of Elscint's net identified assets acquired over the purchase price at acquisition ("Negative Initial Difference"), at the amount of NIS 66.3 million ($14.4 million), was set-off, at the date of the consummation of the transaction, in the consolidated financial statements of the Company, first against any intangible asset of Elscint, with the balance set-off against non-monetary tangible assets pro rata to their fair value.

          As a result of the merger, certain limitations shall apply (as per law and the tax authorities' approval) for a period of two years from the merger (through December 31, 2007), mainly pertaining to the realization, subject to certain conditions, of Elscint's shares held by the Company and/or by its wholly owned subsidiary. The Company, its controlling shareholders and Elscint will be subject to certain restrictions, mainly pertaining to the realization of the majority of the assets (as defined by law) that were transferred within the framework of the merger and/or the majority of their existing assets. Should the companies fail to fulfill the terms of the approval and/or the provisions of the law, validity of the approval should be terminated retroactively.

     (2) INSIGHTEC LTD. (FORMERLY - INSIGHTEC - IMAGE GUIDED TREATMENT LTD.) ("INSIGHTEC")

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

          C. In March 2004, Insightec and its shareholders executed an agreement with Meditech Advisors LP ("MTA") a group of private investors, under which MTA invested in Insightec $3.0 million ($7.3 per share) in consideration of approximately 2.7% of equity and voting rights in Insightec (fully diluted).

               Within the framework of the agreement, the Company was granted warrants, convertible through a 3 year period, into 977,552 ordinary shares of Insightec (constituting approximately 6.5% of equity and voting rights of Insightec), at an aggregate conversion amount of $7.1 million, concurrently with extension of the loans and guarantees provided by the Company to Insightec until March 2007. The Company and Insightec have agreed that prior to Insightec's IPO the Company shall exercise its warrants into Insightec's shares in consideration of (i) a cash payment of $5.0 million; and (ii) a conversion of the loan granted by it to Insightec at the amount of $2.1 million.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

B. ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (CONT.)

     (2)  INSIGHTEC - IMAGE GUIDED TREATMENT LTD. ("INSIGHTEC") (CONT.)

          D.   CONVERTIBLE SECURITIES - OPTION PLANS

                                                                       NUMBER OF SHARES (THOUSANDS)
                                                            --------------------------------------------------
                                                                                                      SERVICE
                                                             EMPLOYEE OPTIONS    DIRECTORS OPTIONS   PROVIDERS
                                                            -----------------    -----------------    OPTIONS
                                                              1999      2003        1999    2003        2003
                                                            PLAN(1)   PLAN(2)       PLAN    PLAN        PLAN
                                                            -------   -------      -----   -----     ---------
Shares issued to trustee through December 31, 2002
   as per the "1999 plan"                                     2,500                  150
Shares issued to trustee in 2003 - as per the "2003 plan"                500                 200       300
Designated shares transferred to the "2003 plan"               (673)     673         (50)     50
Undesignated shares transferred to the "2003 plan"             (311)     311
Shares transferred to offerees                                  (56)
                                                            -------    -----       -----   -----     -----
Shares held by trustee on December 31, 2005                   1,460    1,484         100     250       300
                                                            =======    =====       =====   =====     =====
Shares designated and issued:
   Through December 31, 2002                                  1,460                  100
   During 2003                                                           928                 250        20
   During 2004                                                           201
   During 2005                                                           191                            15
                                                            -------    -----       -----   -----     -----
   Through December 31, 2005                                  1,460    1,320         100     250        35
Undesignated shares as at December 31, 2005                              164                           265(4)
                                                            -------    -----       -----   -----     -----
                                                              1,460    1,484         100     250       300
                                                            =======    =====       =====   =====     =====
Vesting of designated and issued shares:
   Through December 31, 2005 (5)                              1,460      862         100     250        35
   As and from 2006 and thereafter                                       458
                                                            -------    -----       -----   -----     -----
                                                              1,460    1,320         100     250        35
                                                            =======    =====       =====   =====     =====
TERMS OF PLAN:
   Exercise price of each option into NIS 0.01 par
      value ordinary share                                  NIS0.01         (3)    $3.33   $3.33     $5.35
                                                            -------    -----       -----   -----     -----
Exercise period following date of grant (years) (6)               9        7           9       7         7
                                                            =======    =====       =====   =====     =====

(1)  Granted in 1999 through 2001 (mainly 1999).

(2) Includes 100,000 issued to Company's CEO and 50,000 issued to one who served, at the grant date, as a director of the Company.

(3)  928,000 options - at NIS 0.01; 260,000 options - at $5.85; 133,000 options
     - at $16.00; 163,000 options - not yet determined.

(4) The Company's board of directors and audit committee have approved in 2003 issuance of 250,000 options in Insightec, for no consideration, to the Company's chairman of the board (its controlling shareholder), at an exercise price of $5.5 each. Issuance is subject to approval of the Company's shareholders meeting; designation of 15,000 options has not yet been determined.

(5) In January 2005, Insightec decided to change the vesting period of options granted under the 2003 plan to be 50% after 2 years from the date of grant, 25% after 3 years from the date of grant, and another 25% after 4 years from the date of grant.

(6) In January 3, 2006 Insightec's decided to extend the exercise period under the 1999 Plan, extending the exercise period, for 2 additional years, meaning 9 years from the effective date as defined in the 1999 Plan.

(7) On January 31, 2006 Insightec's Board of Directors approved and adopted a new options plan ("2006 Plan"). The total number of options under the 2006 Plan shall be 400,000 options. The balance of unallocated options from the previous option plan ("2003 Plan"), after allocating the currently approved options would be transferred to 2006 Plan, in addition to the 400,000 options. As of March 31, 2006 Insightec granted 260,000 options from the 2006 Plan.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

B. ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (CONT.)

     (2)  INSIGHTEC - IMAGE GUIDED TREATMENT LTD. ("INSIGHTEC") (CONT.)

          E. As to Company's investment in debentures, convertible into Insightec shares - see Note 14G. below.

          F. Assuming conversion of all of Insightec's outstanding convertible securities, on December 31, 2005 the Company's interest would have been diluted to 52.15%.

          G. At year-end of 2002, the operations of Insightec and its wholly owned subsidiary (TxSonics) were merged. In 2005, Insightec and its shareholders on one hand, and the Israeli Tax Authorities on the other, have concluded the principles, subject to which the merger of Insightec and TxSonics was approved under Section 103 of the Income Tax Ordinance, retroactively from December 31, 2002. As per law and approval, taxable consolidated loss of Insightec and TxSonics may be offset against future taxable income, over a 7 year period (16% each year), however not exceeding 50% of annual taxable net income per each year.

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

     (3)  COMPANIES WITHIN THE PLAZA CENTERS (EUROPE) B.V. ("P.C.") GROUP

          A. On July 30, 2004, a transaction was consummated, within the framework of which, Klepierre - a French group of companies, and the owner and operator of shopping centers in Europe ("Klepierre") - acquired from PC (EMI's wholly owned subsidiary) all equity and voting rights in and to the companies owning 12 Hungarian shopping centers ("the sold centers"), as well as 50% of the equity and voting rights in and to a wholly owned subsidiary of PC which operates as the management company of the Hungarian commercial and entertainment centers ("Hungarian Management Company"). The remaining 50% of the equity and voting rights in the Hungarian Management Company (which were retained by PC under the 2004 transaction) were subsequently acquired by Klepierre within the framework of the 2005 transaction, as detailed in paragraph d. below, for E0.9 million.

               The value of the sold centers and Hungarian Management Company (E287.0 million; NIS 1,565.0 million; $340.0 million) was determined according to a methodology stipulated in the agreement, which is based, mainly, on the revenues thereof (net of certain operating costs and management fees at an agreed rate) and on agreed upon capitalization rates. The cash consideration paid to PC, amounting to E94.1 million (NIS 513.0 million;
               $111.0 million), was determined according to the value of the sold centers with an addition of monetary and other balances, net of banking and other monetary liabilities relating to the said assets. As security for achieving certain future revenues, PC had provided a bank guarantee totaling E7.5 (NIS 40.8 million;
               $8.9 million) million which will decrease annually during the period commencing on the fourth anniversary of the closing of the transaction through to the tenth anniversary of that date. Within the framework of the transaction detailed in paragraph d. below, Klepierre has returned the guarantee unexercised. Klepierre, furthermore waives all and any future claims, arguments or contentions of whatsoever nature or kind against PC relating to and/or in connection with and/or arising out of the future sale of utilities in all or any of the sold centers and/or the revenues derived therefrom, in respect of which the guarantee had been furnished. As a result, the Company recorded in the financial statements of the current year an additional pre-tax gain of NIS 27.5 million ($6.0 million), the discounted amount which had been initially deferred for recognition gradually over the years 2008-2014.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

B. ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (CONT.)

     (3)  COMPANIES WITHIN THE PLAZA CENTERS (EUROPE) B.V. ("P.C.") GROUP
          (CONT.)

          A.   (CONT.)

               As security of fulfillment of certain tax conditions set forth in the sale agreement (to the extent relevant, if at all), PC deposited E6.8 million (NIS 37.0 million; $8.2 million) in an escrow account, which was released to the Company, in accordance with the terms of the agreement, on March 2005. As a condition to such release of the escrow funds and concurrently therewith, the Company provided, in favor of Klepierre, a 5 year guarantee, at a basic amount of E6.8 million (NIS 37.0 million; $8.2 million) together with an additional amount equal to 25% of the basic amount of the guarantee, in order to secure certain payments to foreign tax authorities, if and to the extent imposed on the sold companies and which relate to the periods prior to the consummation of the sale. As a result of the deposit release, the Company released in its financial statements for the current year, the relevant part of the consideration at the amount of E5.8 million (NIS 31.0 million; $6.8 million) which was previously presented as deferred income, was released to the statement of operations.

               The revenues of those entities holding the sold centers and their operating profits, as recorded in the consolidated financial statements in 2003, totals E40.0 million (NIS 217.8 million) and E15.8 million (NIS 86.0 million), respectively.

               The transaction also included provisions relating to the possible future acquisition by Klepierre of additional property measuring approximately 12,000 sq.m. to be constructed (if and to the extent) by PC on their behalf, as an extension to the Duna Plaza. Construction of the extension and the completion of the transaction are subject, among other things, to the execution of a turn-key construction agreement between the parties, to obtaining regulatory approvals and permits from various competent governmental authorities, during a specific period stipulated in the agreement, as well as to utilization of premises while fulfilling certain operational targets. The amount of consideration and schedule of payments, follows an agreed upon methodology, as well as asset value based on revenues and agreed upon capitalization rate.

               The Company guaranteed fulfillment of PC's undertakings under the detailed agreements.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

B. ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (CONT.)

     (3)  COMPANIES WITHIN THE PLAZA CENTERS (EUROPE) B.V. ("P.C.") GROUP
          (CONT.)

          B. In April 2005, a transaction was consummated by and between PC and the Dawnay Day Europe group - an international funds management company of the United Kingdom ("Purchaser") - in accordance with which PC sold to the Purchaser all the equity and voting rights (100%) in 4 companies owning 4 commercial and entertainment centers in certain peripheral cities in Hungary ("Sold Centers"). The asset value of the sold centers at the aggregate amount of E54.4 million (NIS 296.2 million; $64.3 million), was calculated according to an agreed upon methodology and is based, mainly, on revenues thereof (net after deduction of certain operational costs and management fees). The net cash consideration which was paid to PC amounted to E17.2 million (NIS
               93.7 million; $20.7 million) and was determined according to the asset value of the Sold Centers together with monetary and other balances, after deduction of bank and other monetary liabilities pertaining thereto, and with the addition of a variable amount, determined based on the period that lapsed from the reference date of the transaction (January 1, 2005) through consummation thereof. As a result, the Company recorded in these financial statements a pre-tax gain of approximately NIS 3.5 million ($0.8 million). The Company undertook within the framework of the agreement to guarantee achieving certain operational targets of one of the Sold Centers, for a period of 3 years through December 31, 2007. The Company's management estimates that the maximum exposure of the guarantee expected to be materialized totals E1.1 million (NIS 5.8 million; $1.3 million) and accordingly, a part of the gain deriving from this transaction has been deferred, in these financial statements, for recognition gradually through December 31, 2007. The Company undertook to guarantee fulfillment of all of PC's undertakings under the detailed agreements.

               The book value of the assets of the companies holding the Sold Centers, their revenues and operating profits thereof, as recorded in the consolidated financial statements as of December 31, 2004 and for the year then ended, totals E55.4 million (NIS
               301.7 million), E8.4 million (NIS 45.7 million) and E2.5 million (NIS 13.6 million), respectively.

          C. On May 17, 2005 PC completed the acquisition of the 50% not owned by it, in the Sadyba commercial and entertainment center in Warsaw, Poland, for a purchase price of $20.0 million (NIS 92.0 million).

          D. On July 29, 2005, a transaction was consummated by and between PC and Klepierre for the sale by PC of all equity and voting rights (100%) of the companies owning 4 operational shopping centers in Poland ("Sold Centers"), for a consideration of E73.8 million (NIS 401.9 million; $87.3 million) based on the Sold Centers' asset value amount to E204.0 million (NIS 1,111 million; $241.0 million). The asset value, calculated on the basis of the gross rentals of the Sold Centers as at the closing, was discounted at certain agreed yields, together with monetary and other balances, after deduction of bank and other monetary liabilities pertaining thereto ("the first stage"). An adjustment of the purchase price will be conducted on the basis of the gross rentals as of December 31, 2005 (in respect of one shopping center - as of a date up to May 31, 2006), discounted at the agreed yields. In addition, a net asset value adjustment will be conducted in 2006, on the basis of audited financial statements as at the closing date. As part of the transaction, Klepierre has acquired all outstanding share capital of the Polish subsidiary of PC which operates and manages the acquired operational shopping centers. As a result, the Company recorded in these financial statements a pre-tax gain of approximately NIS 166.4 million ($36.1 million). An additional pre-tax gain of approximately E8.0 million (NIS
               43.6 million; $9.5 million) deriving from the completion of this first stage - part of which is subject to the fulfillment of certain conditions specified in the agreement - expected to be included in the company's results of operations during 2006.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

B. ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (CONT.)

     (3)  COMPANIES WITHIN THE PLAZA CENTERS (EUROPE) B.V. ("P.C.") GROUP
          (CONT.)

          D.   (CONT.)

               The book value of the assets of the companies holding the Sold Centers, their revenues and operating profits thereof, as recorded in the consolidated financial statements as of December 31, 2004 and for the year then ended, totals E100.8 million
               (NIS 549.0 million; $119.3 million), E10.9 million (NIS 59.3 million; $12.9 million) and E4.0 million (NIS 21.8 million;
               $4.7 million), respectively.

               In addition, on July 29, 2005 PC and Klepierre signed a preliminary share purchase agreement for the future acquisition by Klepierre of all equity and voting rights (100%) in the companies presently developing 2 shopping centers in Poland, as well as a further 2 companies developing shopping centers in the Czech Republic, for an estimated assets value amount to E158.4 million (NIS 862.7 million; $187.4 million) ("the second stage"). Klepierre also has an option to acquire all equity and voting rights of a third company developing a shopping center in Poland, for an estimated asset value amount to E62.0 million (NIS 337.6 million; $73.4 million) upon the fulfillment of certain conditions. Upon the exercise of the option, the construction and delivery of the shopping center will be subject to the same terms and conditions applicable to the remaining centers. If Klepierre does not exercise the option to acquire the shares of such third Polish company, the Company will be obligated to pay a penalty in the amount of E1.6 million
               (NIS 8.7 million; $1.9 million). The consideration was determined based on forecasted gross rentals at the date of the execution of the agreement. Upon the completion and delivery of each of these centers, in accordance with certain pre-agreed terms as determined in the preliminary agreement, and upon the fulfillment of certain pre-conditions, Klepierre will pay to PC the purchase price of each specific center owning company which will be calculated based on gross rentals prevailing at a date close to delivery, capitalized at agreed yields. A final price adjustment of the purchase price for each of these development centers will be conducted not later than 10 months following delivery, on the basis of actual gross rentals prevailing on their respective adjustment dates, discounted at the agreed yields. In addition, a net asset value adjustment will be carried out on the basis of audited financial statements as at the delivery date. Klepierre has furnished the Company with a bank guarantee in the amount of E115.0 million (NIS 626.3 million; $136.0 million) for the payment of the respective purchase prices of those development centers in respect of which building permits have been issued. Klepierre has undertaken to furnish the Company with a similar bank guarantee in respect of the remaining development centers immediately upon the issuance of the building permit. These bank guarantees may be exercised in accordance with an agreed mechanism provided for therein. The Company has furnished Klepierre with its corporate guarantee for the fulfillment by PC of all its undertakings and obligations under the definitive agreements.

          E. On November 15, 2005, PC signed an agreement and consummated a transaction for the acquisition of an area of land (measuring 122,857 square meters) situated on Kerepesi Street in central Budapest, the former site of the Hypodrome ("Site"). Building permits for the construction of a large shopping and entertainment center have been issued in respect of the Site, the rights to which were also acquired. The acquisition was carried out by the purchase of all equity rights (100%) of 4 companies holding all freehold ownership and usage rights to the Site. The purchase price of all equity rights represent a Site value of E21.0 million (NIS 114.0 million; $24.8 million). The financing of the Site was provided by a consortium of International Banks, and constitute approximately 90% of the above value.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

B. ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (CONT.)

     (3)  COMPANIES WITHIN THE PLAZA CENTERS (EUROPE) B.V. ("P.C.") GROUP
          (CONT.)

          F. PC's jointly controlled subsidiary ("AC"), owns approximately 60.0% of the ownership and voting rights of a Target Company, which owns 320,000 sq.m. of land on the island of Obuda in the Danube River, located in the heart of Budapest. Such investment was financed by a loan of E12.7 million (NIS 69.4 million; $
               15.0 million) granted to AC by Hungarian commercial bank (the "Bank"), which owns the remaining 50% of the equity and voting rights in AC. The loan is linked to the Euro, bears interest at Euribor + 2% per annum, and is repayable on March 31, 2007. As security for the loan, AC, among other things, pledged its shares in the Target Company. In addition, the Company undertook to guarantee repayment of the loan in the event that the construction plans are not approved, as detailed hereinafter. Shareholders rights in the Target Company are subordinated to the Bank loan. One of the minority shareholders (30%) was granted a put option that is to be expire on April 2007, to sell his shares in the Target Company to AC in consideration for a price which is to reflect the cost of the Target Company's shares acquired by AC with the addition of interest at a rate of Euribor +2% per annum and less profits distributed thereby prior to sale.

               Resolutions of the Target Company are to be approved by majority of votes while exercising certain minority rights in specific extraordinary matters, in which a 75% majority of votes of shareholders or directors, as the case may be, is required. The parties undertook to complete their respective investments in the Target Company's shareholders equity, up to a rate of shareholders' equity and bank loans not less then 20% and 80%, respectively.

               10% of equity and voting rights of the Target Company are held by ESI - a company owned by PC's former manager - which were granted to it in consideration for acquisition cost thereof, by AC from the Hungarian Privatization Board. The purchase by ESI of its interests is financed through loans which were granted thereto by the shareholders of the Target Company, pro rata to their shareholdings, in the aggregate total amount of E0.6 million
               (NIS 3.3 million; $0.7 million), repayable until March 2008.

               The Target Company intends to obtain construction rights for 300,000 sq.m. designated for offices, commerce, tourism, entertainment, recreation and hotels. Structures with an area of 55,000 sq.m. are presently built up on the land and leased to offices, restaurants and entertainment businesses. The parties intend to act to change the zoning according to the urban building plan, with a view to enhancing the value of the land and the construction thereon. As for approval of local town planning scheme, of the Budapest General Assembly in May 2006 - see Note 24H.

               Financial statements of AC and the Target Company are included in the consolidated financial statements of the Company by the equity method.

     (4)  COMPANIES IN BEA HOTELS N.V. ("B.H.") GROUP

          B.H. holds, through a wholly owned and controlled subsidiary incorporated in Romania ("Domino") - approximately 70% of SC Bucuresti Turism S.A. ("Bucuresti") which in turn owns a complex consisting of a hotel, an apartment hotel, commercial areas and a restaurant, situated in the heart of Bucharest, Romania ("the Bucuresti Complex"). Bucuresti was purchased through a privatization tender published by the State Ownership Fund of the Romanian government ("SOF"). The tender procedure was approved by a decision of the Supreme Court of Romania.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

B. ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (CONT.)

     (4)  COMPANIES IN BEA HOTELS N.V. ("B.H.") GROUP (CONT.)

          The acquisition of most of the rights in Bucuresti was carried out within the framework of a memorandum of understanding ("MOU") for the establishment of a joint venture, 80% of the rights of which were to be held by B.H. and 20% of the rights by an unrelated third party ("Third Party Shareholder"). Pursuant to the provisions of the MOU, B.H. is entitled to receive 100% of Domino's profits to be distributed as dividends up to an aggregate amount of $2.0 million. Income in excess of such amount is to be distributed according to holdings ratio (80%:20%). In addition, B.H. has a Put Option to oblige the Third Party Shareholder to increase its interest from 20% up to 50% (based on full investment cost) for period and in terms to be agreed upon by the parties. The parties undertook to finance the renovation of the hotel, should same be required. Should one of the parties fail to provide the financing pro rata to its share, the shareholdings of the delinquent party will be diluted based on a methodology to be agreed upon.

          As a result of a breach of agreements and undertakings by the Third Party Shareholder, B.H. announced the termination of all agreements and simultaneously filed, together with its subsidiary a law-suit against the Third Party Shareholder for all damages incurred by it due to the latter's breach of contracts and undertakings. B.H. withheld, prior to filing the claim, the Third Party Shareholder's shares (20%) as security for fulfillment of its undertakings. As a result of the agreements' termination and the filing of the lawsuit, the Company believes, based on legal advice, that it is no longer required to transfer said shares to the Third Party Shareholder, which follows that B.H. is in effect the holder of the entire share capital and all voting rights (indirectly) in Domino.

          B.H. filed a monetary claim against the Third Party Shareholder for noncompliance with the indemnity conditions, in the framework of which liens were imposed on the Third Party Shareholder's assets. The Third Party Shareholder filed a statement of defense against the suit. Mediation proceeding between the parties failed, and a notice to that effect was filed by B.H. in January 2005 to the competent court, accompanied by a request to schedule a preliminary hearing. Such hearings are scheduled to commence in July 2006.

          For information in respect of additional lawsuit filed by the Third Party Shareholder - see Note 24A.

          For information concerning legal actions filed in connection with the purchase and ownership of Bucuresti shares, and the real estate owned thereby- See Note 17B.(4), below.

          Bucuresti shares are traded on the Romanian stock exchange. The value of B.H.'s holdings in Bucuresti shares, based on the price of a Bucuresti share as of December 31, 2005, amounts to NIS 44.0 million ($9.5 million), and their book value as of that date amount to NIS
          235.7 million ($51.2 million).

     (5)  MANGO ISRAEL CLOTHING AND FOOTWEAR LTD.

          On May 2005, Elscint completed the acquisition of all (100%) of the equity and voting rights of Mango Israel clothing and footwear Ltd. ("Mango"), the Israeli distributor and retailer of the internationally renowned retail brand name MANGO-MNG(TM). The book value of the assets of Mango, its revenues and its operating loss, for the period from its acquisition, initially consolidated in the financial statements as of December 31, 2005 and for the year then ended, totals NIS 26.8 million ($5.8 million), NIS 31.8 million ($6.9 million) and NIS 3.8 million ($0.8 million), respectively.

          The excess of cost over fair value of identified tangible assets of Mango at the date of acquisition, in the amount of NIS 2.3 million ($0.5 million), was attributed to the distribution rights acquired.

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

C. THE FOLLOWING IS SUMMARIZED DATA OUTLINING THE GROUP'S SHARE IN ITEMS OF THE PROPORTIONATELY CONSOLIDATED COMPANIES FINANCIAL STATEMENTS

     AT DECEMBER 31, 2005 AND FOR THE YEAR THEN ENDED:

                                                       (IN THOUSAND NIS)
                                            --------------------------------------
                                            PROPORTIONATELY CONSOLIDATED COMPANIES
                                                           REPORTED
                                            --------------------------------------
                                               50%      33.3%      30%      TOTAL
                                            --------   -------   ------   --------
SHAREHOLDING
Current assets                                44,449       420       34     44,903
Fixed assets and other assets                965,691     4,239       --    969,930
Long-term deposits, loans and receivables     20,220       791       --     21,011
Current liabilities                          (60,676)     (841)      (8)   (61,525)
Long-term liabilities                       (662,410)   (4,302)      --   (666,712)
                                            --------   -------   ------   --------
                                             307,274       307       26    307,607
                                            ========   =======   ======   ========
Liabilities to (of) group companies          311,610    10,871   (1,242)   321,239
Shareholders' equity (deficiency)             (4,336)  (10,564)   1,268    (13,632)
                                            --------   -------   ------   --------
                                             307,274       307       26    307,607
                                            ========   =======   ======   ========
Revenues                                     194,884     2,077   12,619    209,580
                                            ========   =======   ======   ========
Profit (loss) before income taxes            (48,727)     (351)   1,639    (47,439)
                                            ========   =======   ======   ========
Net profit (loss)                            (49,886)     (351)   1,639    (48,598)
                                            ========   =======   ======   ========

                                              CONVENIENCE TRANSLATION (US$'000)
                                            ------------------------------------
                                                PROPORTIONATELY CONSOLIDATED
                                                          COMPANIES
                                                          REPORTED
                                            ------------------------------------
                                               50%      33.3%    30%      TOTAL
                                            --------   ------   -----   --------
SHAREHOLDING
Current assets                                 9,657       91       7      9,755
Fixed assets and other assets                209,796      921      --    210,717
Long-term deposits, loans and receivables      4,393      172      --      4,565
Current liabilities                          (13,182)    (183)     (2)   (13,367)
Long-term liabilities                       (143,908)    (935)     --   (144,843)
                                            --------   ------   -----   --------
                                              66,756       66       5     66,827
                                            ========   ======   =====   ========
Liabilities to (of) group companies           67,697    2,362    (270)    69,789
Shareholders' equity (deficiency)               (942)  (2,295)    275     (2,962)
                                            --------   ------   -----   --------
                                              66,755       67       5     66,828
                                            ========   ======   =====   ========
Revenues                                      42,338      451   2,741     45,531
                                            ========   ======   =====   ========
Profit (loss) before income taxes            (10,586)     (76)    356    (10,306)
                                            ========   ======   =====   ========
Net profit (loss)                            (10,838)     (76)    356    (10,558)
                                            ========   ======   =====   ========

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

C. THE FOLLOWING IS SUMMARIZED DATA OUTLINING THE GROUP'S SHARE IN ITEMS OF THE PROPORTIONATELY CONSOLIDATED COMPANIES FINANCIAL STATEMENTS (CONT.)

     AT DECEMBER 31, 2004 AND FOR THE YEAR THEN ENDED:

                                                         (IN THOUSAND NIS)
                                              PROPORTIONATELY CONSOLIDATED COMPANIES
                                                             REPORTED
                                            ------------------------------------------
                                               50%       33.3%       30%       TOTAL
                                            ---------   -------   --------   ---------
SHAREHOLDING
Current assets                                 61,774       782      4,479      67,035
Fixed assets and other assets               1,046,759     4,520    117,828   1,169,107
Long-term deposits, loans and receivables      11,253       735     11,104      23,092
Current liabilities                          (258,833)     (776)    (4,102)   (263,711)
Long-term liabilities                        (476,855)   (4,781)  (151,164)   (632,800)
                                            ---------   -------   --------   ---------
                                              384,098       480    (21,855)    362,723
                                            =========   =======   ========   =========
Liabilities to (of) group companies           325,818    11,413    (14,674)    322,557
Shareholders' equity (deficiency)              58,280   (10,933)    (7,181)     40,166
                                            ---------   -------   --------   ---------
                                              384,098       480    (21,855)    362,723
                                            =========   =======   ========   =========
Revenues                                      171,303     2,080     13,241     186,624
                                            =========   =======   ========   =========
Profit before income taxes                      1,207       496      1,507       3,210
                                            =========   =======   ========   =========
Net profit (loss)                                (888)      496      1,505       1,113
                                            =========   =======   ========   =========

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - REAL ESTATE AND OTHER FIXED ASSETS

A.   COMPOSITION:

                                                                            DECEMBER 31
                                 --------------------------------------------------------------------------------------------------
                                                                          2005                                              2004
                                                                        REPORTED                                          REPORTED
                                 --------------------------------------------------------------------------------------  ----------
                                                     REAL ESTATE
                                 ----------------------------------------------------
                                        HOTELS                COMMERCIAL CENTERS
                                 -------------------    -----------------------------
                                              UNDER                   UNDER             OTHER
                                             CONST-                  CONST-             FIXED               CONVENIENCE
                                   ACTIVE    RUCTION      ACTIVE     RUCTION   OTHER    ASSETS     TOTAL    TRANSLATION     TOTAL
                                 ---------  --------    ----------  --------  -------  -------  ----------  -----------  ----------
                                                              (IN THOUSAND NIS)                               US$'000      NIS'000
COST:
Balance as of January 1          1,195,999   642,106     1,534,329   420,046  223,137   33,452   4,049,069    879,659     5,219,989
Initially consolidated
   companies                            --        --       113,983   123,777       --   36,985     274,745     59,688        36,906
Deconsolidated companies          (132,519)       --    (1,160,047)       --       --       --  (1,292,566)  (280,809)   (1,757,941)
Adjustments resulting from
   translation of foreign
   subsidiaries financial
   statements                      (66,457)  (22,867)      (53,861)  (32,075) (15,311)   1,013    (189,558)   (41,181)      289,374
Additions during the year (2)       26,400    98,381       (26,469)  291,232    2,556   32,878     424,978     92,326       336,758
Commercial centers and hotels
   whose construction ended
   during the year                 468,863  (468,863)      246,893  (246,893)      --       --          --         --            --
Land whose ultimate designation
   is yet to be determined              --        --                 (18,371)  18,371       --          --                       --
Disposals in reported year          (8,677)       --           (47)       --  (12,646)  (3,167)    (24,537)    (5,331)      (80,430)
                                 ---------  --------    ----------  --------  -------  -------  ----------   --------    ----------
Balance as of December 31        1,483,609   248,757       654,781   537,716  216,107  101,161   3,242,131    704,352     4,044,656
                                 ---------  --------    ----------  --------  -------  -------  ----------   --------    ----------
ACCUMULATED DEPRECIATION:
Balance as of January 1            205,728    43,370(1)     98,911        --   15,491   10,937     374,437     81,346       487,828
Initially consolidated companies        --        --        25,427        --       --   22,906      48,333     10,500            --
Deconsolidated companies           (18,485)       --       (77,479)       --       --       --     (95,964)   (20,848)     (247,083)
Adjustments resulting from
   translation of foreign
   subsidiaries company's
   financial statements            (13,000)      (14)       (3,341)       --   (1,804)     638     (17,521)    (3,806)       29,539
Additions during the year           42,852        --        48,444        --    9,481   10,836     111,613     24,248       132,318
Disposals in reported year          (4,783)       --            (6)       --   (3,156)  (2,582)    (10,527)    (2,287)      (28,164)
                                 ---------  --------    ----------  --------  -------  -------  ----------   --------    ----------
Balance as of December 31          212,312    43,356        91,956        --   20,012   42,735     410,371     89,153       374,438
                                 ---------  --------    ----------  --------  -------  -------  ----------   --------    ----------
Payments on account of fixed
   assets                               --        --            --        --       --       --          --         --         4,419
                                 ---------  --------    ----------  --------  -------  -------  ----------   --------    ----------
Provision for impairment of
   investments and assets (See
   C. below)                        53,151        --         5,893        --   14,251       --      73,295     15,924       146,649
                                 ---------  --------    ----------  --------  -------  -------  ----------   --------    ----------
DEPRECIATED BALANCE NET BOOK
   VALUE:
   As at December 31 2005        1,218,146   205,401       556,932   537,716  181,844   58,426   2,758,465    599,275
                                 =========  ========    ==========  ========  =======  =======  ==========   ========
   As at December 31 2004          938,179   598,735     1,355,273   420,045  193,252   22,504                            3,527,988
                                 =========  ========    ==========  ========  =======  =======                           ==========

----------
(1)  In respect of a hotel, closed during 2003, for renovations.

(2)  Include Negative Initial Differences - See Note 9 B. (1).

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 10 - REAL ESTATE AND OTHER FIXED ASSETS (CONT.)

A.   COMPOSITION (CONT.):

     COST OF FIXED ASSETS INCLUDES:

                                                         NET BOOK VALUE
                                                          DECEMBER 31
                                            ---------------------------------------
                                                                            2005
                                                                          REPORTED
                                              2005          2004        CONVENIENCE
                                            REPORTED      REPORTED      TRANSLATION
                                            --------   --------------   -----------
                                                (IN THOUSAND NIS)         US$'000
Financial expenses capitalized to cost of
   the buildings under construction          31,033        130,052         6,742
                                             ======        =======         =====

B. COMPOSITION OF LAND AND BUILDINGS, DISTINGUISHED BETWEEN FREEHOLD AND LEASEHOLD RIGHTS:

                                         NET BOOK VALUE AS AT DECEMBER 31, 2005
                                                    REPORTED AMOUNTS
                   ----------------------------------------------------------------------------------
                            HOTELS             COMMERCIAL CENTERS
                   ------------------------   -------------------
                                     UNDER                 UNDER
                                     CONST-                CONST-                         CONVENIENCE
                     ACTIVE         RUCTION    ACTIVE     RUCTION    OTHERS     TOTAL     TRANSLATION
                   ---------        -------   -------     -------   -------   ---------   -----------
                                               (IN THOUSAND NIS)                            US$'000
Freehold (1)         720,779        205,401    16,942     354,642   151,167   1,448,931     314,780
Leasehold:
   Capitalized        34,264(2)          --   539,990(6)  183,074    30,677     788,005     171,194
   Uncapitalized     463,103(4)(3)       --        --          --        --     463,103     100,609
                   ---------        -------   -------     -------   -------   ---------     -------
                   1,218,146        205,401   556,932     537,716   181,844   2,700,039     586,583
                   =========        =======   =======     =======   =======   =========     =======

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

(3) The sub-lease rights, of the Sherlock Holmes Park Plaza Hotel, are for a period of 99 years (through 2095), in exchange for an annual fixed amount. The average annual rent payments for the years 2005 and 2006 are L0.6 million (NIS 4.8 million; US$1.0 million). The rent payments are adjusted every five years on the basis of "open market value". First such adjustment is to be carried out in October 2006. The company holding the property has an option to terminate the lease in 2059 with an advance notice of 2.5 years.

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

NOTE 10 - REAL ESTATE AND OTHER FIXED ASSETS (CONT.)

B. COMPOSITION OF LAND & BUILDINGS, DISTINGUISHED BETWEEN FREEHOLD AND LEASEHOLD RIGHTS (CONT.):

     (4) The leasehold rights to a land area on which the Riverbank Park Plaza Hotel is located, are for a period of 125 years, in consideration for annual payment of L0.6 million (NIS 4.8 million; $1.0 million), adjusted every five years based on the CPI in England, with the next adjustment to be carried out in May 2010. The leasehold is subject to various previous rights exists on this property, as well as easements granted to certain authorities, contingent upon which the leasing of the property had been carried out; The lessee may not assign its rights to a third party without the lessor's consent; Should the lessee breach any of its undertakings under the agreement, then the lessor would have a right of forfeiture of the property, all as stipulated in the lease agreement.

     (5) Capitalized lease rights in respect of the Arena entertainment and commercial center are for a period of 49 years with an option for an additional 49 year lease period. The option period will expire in 2086, subject to the lessee's compliance with the terms of the lease.

     (6)  PC entered, in May 2002, into a JV agreement (as amended on November
          2003) for the purchase of 50% of the ownership of a company registered in Lublin, Poland ("MPSA"). MPSA holds a perpetual usufruct in and to the land - being the subject matter of the project - have been leased from the local municipality for a period of 99 years, with a view of constructing thereon a complex, consisting of: commercial area, a hotel, offices, convention center and the like. MPSA has a right to acquire the land, upon completion of construction, at an agreed upon price (PLN 8.5 million; NIS 12.0 million; $2.6 million) net (after deducation) of accumulated lease fees paid until the exercise of such right. The local municipality is entitled to terminate the perpetual usufruct if and to the extent the use of the land does not correspond to the approved usage and/or in the event unauthorized delays or schedule deviations occur. Should perpetual usufruct be so terminated, MPSA shall be entitled to demand reimbursement of its investment in the construction of the complex through termination.

          In November 2004 MPSA and the local municipality amended the agreement so as to divide the project into two stages, subject to the first (construction of the convention center and commercial area) being completed by August 31, 2006. The second stage (construction of the hotel and office area) shall commence by no later than September 30, 2009 and conclude by the end of 2011. The parties are allowed, with written consent, to increase or decrease the areas provided for offices and a hotel or to change those functions. Should MPSA fails to comply with the timetable of the second stage a penalty shall be imposed thereon in the amount of PLN 2.5 million (NIS 3.5 million; $0.8 million).

          According to the JV Agreement, financing of the project to be constructed by MPSA is to be borne by both parties in equal shares, except for initial payment of $4.0 million which is to be provided by PC, with half of such amount to be considered as a loan to the other shareholder (the "JV Partner"). Through December 31, 2005, PC has invested (mainly in loans, Libor + 2.5% annually interest bearing), indirectly, in MPSA's project, E8.4 million (NIS 45.9 million;
          $10.0 million).

          PC and the JV partner are currently in dispute regarding the shareholders' loan ("equity loans") required to be invested by the JV partner. The JV Partner alleges that the increase in the project budget, in comparison with the original one, was caused by the acts or omissions of PC, and accordingly that PC alone should bear all additional equity loans. PC refutes such allegation and has demanded the fulfillment of the JV Agreement on its terms as indicated above, namely all additional amounts, over the initial $4.0 million, required for the financing of the project, should be financed by the parties in equal parts. This dispute has not yet been resolved.

          Within the framework of the 2005 sale agreement with Klepierre, as stated in Note 9B.(3)d. above, PC awarded an option to Klepierre to acquire 100% of the equity rights of MPSA, subject to the acquisition by PC of the entire interest of the JV Partner in MPSA, by not later than the end of November 2006 (the "first option"). In the event that PC shall fail to acquire JV partner's rights by that date, then and in such event Klepierre shall automatically have an additional option to acquire the 50% of such equity rights in MPSA which are held (indirectly) by PC (the "second option").

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 10 - REAL ESTATE AND OTHER FIXED ASSETS (CONT.)

B. COMPOSITION OF LAND & BUILDINGS, DISTINGUISHED BETWEEN FREEHOLD AND LEASEHOLD RIGHTS (CONT.):

     (6)  (CONT.)

          The exercise by Klepierre of the second option shall be subject, at all times, to (i) the JV Partner's rights of "first offer" which entitles the JV Partner to acquire PC shares in the event that PC wishes to of sell its shares to third party; and to (ii) the "tag-along" rights which entitles the JV Partner to demand that Klepierre shall also acquire its shares together with PC Shares on the identical terms and conditions, pro rata. In the event that the JV Partner shall exercise its rights of first offer to acquire PC shares, as aforesaid, then the second option shall automatically lapse and be of no further force and effect.

          Until the date on which the second option would have lapsed, PC covenants not to amend, modify, and/or terminate the JV Agreement, without the prior approval of Klepierre, and to abstain from taking any actions which may prejudice the rights and/or interests (present or future) of Klepierre under or in connection with this option.

          In the event the transaction for the sale and transfer of all equity rights in MPSA to Klepierre shall not have been consummated for any reason or in the event that the JV Partner shall exercise its "first offer" rights, then and in such evens PC undertakes to pay to Klepierre a Commitment Penalty in the amount of E1.6 million (NIS
          8.7 million; $1.9 million), without prejudice to the rights of Klepierre to be further indemnified in the event that such non-consummation would result from a breach by PC of its contractual obligations. In the event that Klepierre shall have elected to exercise the second option and the acquisition by Klepierre of the PC shares cannot be fully consummated for any reason, then and in such event PC undertakes to pay to Klepierre a Commitment Penalty in a reduced amount of E0.8 million (NIS 4.4 million; $0.9 million).

          In the event that the JV Partner shall exercise its "tag-along" rights and in the event that Klepierre shall actually acquire both the PC shares and the JV Partner shares, then and in such event PC shall be severally and jointly liable with JV Partner with respect to the sale of the JV Partner shares and PC shall grant to Klepierre the same indemnifications provisions guarantee with respect to the JV Partner's shares to the extent that the JV Partner fails or refuses to do so.

          Upon the exercise of either of the options abovementioned, PC shall assume full liability for the performance of the obligation made by MPSA in favor of the local municipality in terms of the ground lease to construct a hotel above or adjacent to the commercial center project and shall furnish Klerierre with a full indemnity against such liability and/or against any harm which may be suffered by Klepierre and/or by MPSA in consequence of the failure to construct the hotel as aforesaid.

          Upon delivery and receipt of one of the options, the project shall be included as a project under development for all purposes in terms of the 2005 sale agreement (see Note 9B.(3)d.) and that the provisions this agreement shall apply, mutatis mutandis, to the project, such as conditions for delivery, conditions for closing, methodologies for the determination of the final purchase price of the sold center as well as of the MPSA shares.

     (7) In 2004, PC entered into an agreement for the acquisition of 50% of the ownership in and to a Latvian corporation which owns land property, with the view of constructing thereon a commercial and entertainment center. Throughout 2004 and 2005 the Latvian corporation acquired additional land properties. The construction permit issued in respect of the land, which was valid at the time of PC's acquisition thereof, has expired in September 2004. Following the additional land acquisitions, and in light of the possibility which has arisen to substantially upgrade the scope of the project (including the construction of an underground parking, reducing construction costs, alterating the form of the project while improving same in comparison with the previous plans, etc.) PC has extensively changed the structure of the project, which required revision to be made to the building permit, in order to allow for the approval of the project in its expanded scope.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 10 - REAL ESTATE AND OTHER FIXED ASSETS (CONT.)

B. COMPOSITION OF LAND & BUILDINGS, DISTINGUISHED BETWEEN FREEHOLD AND LEASEHOLD RIGHTS (CONT.):

     (7)  (CONT.)

          In February 2005, approval in principle was granted for the structural changes and expansion of the project. Such approval while not constituting, per se, a construction permit, represents however a material milestone in the preliminary proceedings of filing various documents and requirements to the municipality, required for the issuance of the revised construction permit. PC is of the opinion that there is no reason, which may prevent the issuance of the building permit, and that same is expected, as per PC's estimate, to be granted by the summer of 2006.

          PC's investment in loans (mainly Libor +2.5% interest) as of December 31, 2005 amounts to E5.1 million (NIS 27.8 million; $6.0 million).

     (8) On May 2000 a Greek subsidiary ("Helios") obtained a building permit for the construction of a commercial and entertainment center on the area of land owned thereby. The book value of the investment in and to the land (including development and other costs) totaled, on December 31, 2005, E22.5 million (NIS 122.5 million; $26.6 million).
          Excavation works commenced in 2001, but shortly thereafter the works were suspended due to archeological findings at the site. Final clearance issued by the competent archeological authorities was obtained on February 2002. However, in terms of the archeological clearance, and in order to comply with the provisions of an environmental and traffic impact plan, Helios was required to carry out certain modifications to the architectural plans of the commercial and entertainment center. Upon completion of the new requirements, Helios submitted an application for a revised building permit. In December 2003, the local governmental authorities placed a one year suspension (moratorium) on the issuance of all building permits and constructions along the Piraeus side of the National Highway (which includes the land owned by Helios).

          In November 2004 a ministerial decision was issued, which changed the land uses along the National Highway (Piraeus Avenue), restricting the use of the Helios site only to office buildings and/or residential buildings and/or small size retail activities. Under the new land uses Helios may no longer build a shopping center. During the term of such suspension Helios's building permit expired (building permits in Greece have an intial four-year term). On April, 2005 Helios submitted an application to the competent authorities requesting the renewal of its building license, which was refused. In consequence, Helios filed a petition with the constitutional court for an order determining that the refusal to re-issue the building license was unconstitutional and directing the competent authorities to re-issue the building license. The first hearing date for this petition has not yet been and is expected within the next 24 months.

          In the meantime, a series of unrelated judgments by the constitutional court have been handed down which reverse the regulatory civil planning framework in Greece, namely that the civil planning powers granted to the government by a law of 2002, were declaired void by reason of the fact that the law which conferred such powers on the government was declared to be unconstitutional. Given that Helios's project was affected by a Ministerial Decision issued by virtue of a law which has now been held to be void, it appears that such Ministerial Decision is unconstitutional and accordingly invalid. However, Helios has no direct means to create a practical result out of this event, since the period during which Helios is permitted to challenge the Ministerial Decision has expired, and there appears to be no direct way to compel the Civil Planning Agency to issue a new building permit on the basis of the previous permit (already expired) or of the amendment that would allow Helios to construct a shopping center. The Company is presently seeking legal advise how to proceed and to protect its interests in the circumstances which have arisen. The Company intends to again apply for the re-issuance of the building permit and/or to petition the constitutional court on additional grounds.

          Considering the unclear nature of the status of the initial building permit, the application for the amended building permit and the recent legislative changes which affect the project, the management of PC is currently considering the alternative possible solutions which are available to it, in order to finalize the project as originally planned. In addition, PC's management is examining, simultaneously, the possibility that substantial changes may be required to be made to the extent and nature of the project, the viability of such alternative projects, and the commercial and financial implications of such changes.

          Notwithstanding the aforestated, PC's management estimates that the project cost, as recorded in Helios' books of record, does not exceed its recoverable amount.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 10 - REAL ESTATE AND OTHER FIXED ASSETS (CONT.)

B. COMPOSITION OF LAND & BUILDINGS, DISTINGUISHED BETWEEN FREEHOLD AND LEASEHOLD RIGHTS (CONT.):

     (9) In August 2001, a subsidiary, located in Lodz, Poland, received a construction permit for the construction of a commercial and entertainment center, which expired prior to the balance sheet date. Construction works in respect of this project have not commenced as at the approval date of these financial statements. The cost of investment in the land (including demolition and other development costs) amounts to E5.6 million (NIS 31.0 million; $6.7 million).
          No zoning plans exist as at the balance sheet date, in respect of the area surrounding the respective land. Once construction plans are determined, new requests will be filed for a revised building permit. PC's management estimates that no additional substantial costs will be incurred thereby, in relation to obtaining the revised building permit and that the book value of the asset, as recorded in the financial statements, does not exceed its recoverable amount.

     (10) Within the framework of the 2004 sale agreement, detailed in Note 9B(3)a. above, Klepierre has acquired from PC all equity rights in Duna Plaza. Duna Plaza is the registered and legal owner of the entire right, title and interest in and to the Duna Plaza Complex, which is comprised of Duna Plaza shopping center (the "Sold Center" or "Duna Plaza") and the Duna Plaza Offices ("DPO"). Since DPO was specifically excluded from the framework of the 2004 transaction, Klepierre and PC have agred to implement certain procedures to cause: (i) the registration of the DPO as a separate title unit in a condominium the rights of which shall initialed be held by Duna Plaza; (ii) thereafter to implement a de-merger of Duna Plaza in such manner that DPO will be recorded in the name of a new company to be incorporated under the de-merger ("DPO Owner"); and (iii) to cause the sale and transfer to PC of all equity and voting rights of DPO Owner holding ownership of DPO (the "de-merger procedures"). The assets of Duna Plaza shall be divided in such manner that Duna Plaza shall retain the right, title and interest to the Sold Center, while DPO owner shall be recorded as the owner and holder of the right, title and interest in and to the DPO. The liabilities of Duna Plaza shall be divided in such a manner that Duna Plaza shall retain the liabilities associated with the Sold Center, while DPO Owner shall assume the liabilities associated with the DPO. PC shall indemnify Duna Plaza for the liabilities assumed by DPO Owner.

          All costs, liabilities and expenses incurred or to be incurred in respect of and/or in connection with and/or pertaining to the de-merger procedures or the implementation of the provisions of the agreement thereof, shall be for the sole cost of PC.

          During the period until the consummation of the de-merger procedures ("interim period") PC shall be entitled to all rental and other revenues (excluding from the sale of utilities) which shall be received by Duna Plaza from the DPO tenants, net after deducting the aggregate amount of: (i) all those direct costs and expenses and taxes which shall be incurred and/or disbursed by Duna Plaza which directly relate to and/or connected with the ownership, operation and management of the DPO; and (ii) that proportion of the general costs and expenses taxes of the Duna Plaza Complex, which may reasonably be attributed and apportioned to the DPO. During the Interim Period, PC shall be responsible for and shall manage and operate the DPO. Duna Plaza shall have a lien over DPO's funds, as security for payment of the DPO costs. PC shall warrant and indemnify Klepierre for and against any cost, debt, actions, suits and liability, that may arise as a result of or in connection with the ownership, possession, operation and transfer of the DPO.

          Following the completion of the de-merger procedures PC shall be the owner (100%) of the DPO equity rights.

          Through the approval date of these financial statements the de-merger process has not yet been completed.

     (11) As for information regarding the acquisition of ownership rights in a plot of land situated in Kerepesi Street in Budapest - see Note 9B.(3)e. above.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 10 - REAL ESTATE AND OTHER FIXED ASSETS (CONT.)

C.   IMPAIRMENT OF LONG-LIVED ASSETS:

     (1) Repeated delays in the execution of infrastructure works by the Belgian authorities in the vicinity of the hotel owned by a Belgian subsidiary, which are beyond its control, are having an adverse effect on the activity and the operation of the Aquatopia, which is located in the hotel site. In light of these delays the Company deemed it necessary to re-examine the book value of its investment in the Aquatopia. As a result of this examination, the Company included in its financial statements for 2005, a provision for the adjustment of the value of the investment to its fair value, which amounts to NIS
          9.5 million ($2.1 million).

     (2) As part of the group's policy, project companies examine from time to time, the maximization of the economic potential of rental areas in the commercial and entertainment centers (under construction and operating), and accordingly make (during construction or operation) changes in the nature and/or classification and/or design of rental and/or self-operated areas. These changes sometimes substitute investments that were made during the course of construction of the center and/or shortly after the commencement of its operation. In view of the changes that are being implemented in or planned, certain project companies deemed it necessary to reexamine the economic value of some investments previously executed. As a result thereof and based on management's experience in realization of Hungarian centers as stated in Note 9B(3)a-b above and the ancillary proceedings, the project companies included in their 2005 financial statements a provision for loss, the Company's share in which amounts to NIS 5.5 million ($1.2 million).

D.   ANNUAL DEPRECIATION RATES - see Note 2I above.

E.   LIENS - see Note 17D below.

NOTE 11 - OTHER ASSETS AND DEFERRED EXPENSES

A.   COMPOSITION:

                                                                    DECEMBER 31
                                                         ---------------------------------
                                                                                   2005
                                                                                 REPORTED
                                                           2005       2004     CONVENIENCE
                                                         REPORTED   REPORTED   TRANSLATION
                                                         --------   --------   -----------
                                                          (IN THOUSAND NIS)      US$'000
COST
Acquired patent rights, distribution rights, technical
   know-how and other intellectual property               31,022      26,863    6,740
Hotels' and/or commercial centers'
   pre-opening expenses                                    9,316      20,048    2,024
Leisure and entertainment facilities operating rights     20,571      22,197    4,469
Cost of obtaining loans                                   12,124      31,324    2,634
Project initiation costs                                   3,066       3,242      666
Cost of obtaining long-term leases                         8,734      19,177    1,897
Cost of long-term service contract                         4,063       3,208      883
                                                          ------     -------   ------
                                                          88,896     126,059   19,313
                                                          ------     -------   ------
ACCUMULATED AMORTIZATION
Acquired patent rights, distribution rights, technical
   know-how and other intellectual property               20,266      16,114    4,404
Hotels' and/or commercial centers'
   pre-opening expenses                                    7,376      16,404    1,602
Leisure and entertainment facilities operating rights     20,571      22,197    4,469
Cost of obtaining loans                                    1,677       3,807      364
Cost of obtaining long-term leases                         6,384      10,474    1,387
Cost of long-term service contract                         2,146       1,204      466
                                                          ------     -------   ------
                                                          58,420      70,200   12,692
                                                          ------     -------   ------
AMORTIZED COST (NET BOOK VALUE)                           30,476      55,859    6,621
                                                          ======     =======   ======

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

B.   AMORTIZATION RATES - see Note 2J. above.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 12 - SHORT-TERM CREDITS

A.   COMPOSITION:

                                              DECEMBER 31
                         -----------------------------------------------------
                                     2005                             2005
                         ----------------------------                REPORTED
                              INTEREST                    2004     CONVENIENCE
                                RATE         REPORTED   REPORTED   TRANSLATION
                         -----------------   --------   --------   -----------
                                 %            (IN THOUSAND NIS)      US$'000
Short-term bank Loans:
   US dollars            Libor+ 1.00-3.35     267,350    276,512      58,083
   Euro                  Euribor+ 2.60-4.0     79,854     84,320      17,348
   Euro                  3.40                  30,239         --       6,569
   Pounds sterling       Libor+ 2.90               --      1,394          --
   NIS                   Prime+ 1.10           23,475     23,067       5,100
                                              -------    -------      ------
                                              400,918    385,293      87,100
Current maturities (1)                         59,352    151,644      12,894
                                              -------    -------      ------
                                              460,270    536,937      99,994
                                              =======    =======      ======

(1)  As to loans with long-term nature - see Note 14F., below.

B.   LIENS - See Note 17D.

NOTE 13 - PAYABLES AND OTHER CREDIT BALANCES

                                                         DECEMBER 31
                                              ---------------------------------
                                                                        2005
                                                                      REPORTED
                                                2005       2004     CONVENIENCE
                                              REPORTED   REPORTED   TRANSLATION
                                              --------   --------   -----------
                                               (IN THOUSAND NIS)      US$'000
Government institutions                         24,724     28,182       5,371
Wages and fringe benefits                       29,730     23,289       6,459
Accrued interest payable                         5,428      5,640       1,179
Prepaid income                                  16,946     16,768       3,682
CC Group companies                               3,153        830         685
Deferred taxes                                      --      3,970          --
Deferred gain from realization of
   commercial centers (Note 9B.(3)a, above)         --     40,021          --
Expenses accrued in connection with the
   realization of commercial centers             4,336         --         942
Advances in respect of land sale                   515      6,310         112
Accrued expenses, commissions and others        65,163     58,436      14,156
                                               -------    -------      ------
                                               149,995    183,446      32,586
                                               =======    =======      ======

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 14 - LONG-TERM LIABILITIES

A.   COMPOSITION:

                                                      DECEMBER 31
                                          -----------------------------------
                                                                      2005
                                                                    REPORTED
                                             2005        2004     CONVENIENCE
                                           REPORTED    REPORTED   TRANSLATION
                                          ---------   ---------   -----------
                                            (IN THOUSAND NIS)       US$'000
LOANS -
From Banks and financial institutions     1,856,828   2,415,616     403,395
Less - current maturities                   (59,352)   (151,644)    (12,894)
                                          ---------   ---------     -------
                                          1,797,476   2,263,972     390,501
                                          ---------   ---------     -------
CONVERTIBLE DEBENTURES (see G. below)            --      58,101          --
                                          ---------   ---------     -------
OTHER LIABILITIES:
Deferred income taxes                        39,928      31,522       8,674
Taxes on income - provision                      --       7,022          --
Suppliers                                    26,355      14,579       5,725
Pre-paid rent income                         31,335      11,470       6,809
Deferred gain from realization of
   commercial centers (Note 9B.(3)a and
   (b), above)                                5,822      31,758       1,265
Accrued severance pay (*)                     1,475         473         320
                                          ---------   ---------     -------
                                            104,915      96,824      22,793
                                          ---------   ---------     -------
                                          1,902,391   2,418,897     413,294
                                          =========   =========     =======

(*)  See Note 15, below.

B.   LINKAGE BASIS AND INTEREST RATES ON LOANS:

                                                   DECEMBER 31 2005
                                 ----------------------------------------------------
                                                                  REPORTED
                                                      -------------------------------
                                                                          CONVENIENCE
                                   INTEREST RATES                         TRANSLATION
                                 ------------------                       -----------
                                          %           (IN THOUSAND NIS)     US$'000
Loans classified per currency:
   Euro                          Euribor+ 1.50-3.35         717,598         155,899
   Euro (*)                      5.10                       195,045          42,373
   Pound sterling                Libor+ 1.40-2.85           604,854         131,404
   US dollar                     Libor+ 1.90-3.35           321,667          69,882
   NIS                           Prime+ 2.20                 13,161           2,859
   South African rand            Prime- 1.00                  4,503             978
                                                          ---------         -------
                                                          1,856,828         403,395
                                                          =========         =======

(*)  The interest on this loan is hedged by a Swap transaction - see Note 23A.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 14 - LONG-TERM LIABILITIES (CONT.)

C.   REPAYMENT SCHEDULE:

                                         DECEMBER 31, 2005
                                              REPORTED
                                  -------------------------------
                                                      CONVENIENCE
                                                      TRANSLATION
                                                      -----------
                                  (IN THOUSAND NIS)     US$'000
First year - current maturities          59,352          12,894
Second year                             572,624         124,403
Third year                               52,409          11,386
Fourth year                             235,883          51,245
Fifth year                              153,308          33,306
Sixth year and thereafter               783,252         170,161
                                      ---------         -------
                                      1,856,828         403,395
                                      =========         =======

D. Loans obtained by the Company and EUN from an Israeli bank, totaling NIS319.0 million ($69.3 million), will be repaid (principal and interest) in equal semi-annual installments, through December 31, 2012. As part of the agreement, an arrangement to accelerate repayment was established as follows: (i) net amounts received by the Company and/or EUN, from public or private offerings of securities of the Company (and/or of its subsidiaries which were financed by the loan funds), as part of a business merger, as the result of the realization of assets and/or investments, or as the result of refinancing or any other receipt of capital by the Company (and/or its subsidiaries, as above), will be used first to repay the loans;
     (ii) net amounts so received from realization of the shares of PC or shares of a Project Company (by means of sale or issuance to a third party) or the sale of a project owned thereby (in full or part), will serve to repay part of the loans (relative to the portion sold) that were received to finance the investment in shares or projects realized, as the case may be; (iii) part of the net amounts to be received from refinancing will be used initially to repay the loans, as long as the total balance of the loans exceeds $40.0 million.

     Upon consummation of the transaction for the sale of the commercial and entertainment centers, in July 2004, in April 2005 and in July 2005 and the issuance of non convertible debentures (see Note 24A) by the Company in February 2006, the Company and EUN are conducting negotiations with the bank with the view of mutually rescheduling the rate and scope of repayments and the other terms of credit. In the framework of re-examining various terms contained in the loan agreements, the bank has informed the Company that (i) repayment of the loans which the Company and EUN were obliged to repay as a result of such sales of the commercial centers and the debenture issuance, as stipulated in the loan agreements, is not yet required; (ii) repayment of the short-term credit (principal and interest; including current maturities of long-term banking credit), which the bank had provided the Company with, and which repayment dates had fallen prior to December 31, 2005, will not be required until January 1, 2007, with the exception of credit in the amount of NIS 82.7 million (US$18.0 million), which had accrued for payment, as abovestated and which would become due and payable, upon the bank's demand, by January 1, 2007; (iii) the bank has consented, subject to certain conditions, to the conversion of the linkage currency of the entire (100%) balance of the loans provided to the Company, from US Dollar to EURO, at the request of the Company and/or EUN. Accordingly, the balance of the bank credits (with the exception of the aforementioned NIS 82.7 million ($18.0 million)), was classified as long-term loans.

     In May 2005, the Company and EUN exercised their option to convert the linkage currency from the dollar ($) into Euro (E), thus, an amount of $56.0 million was converted into E45.2 million (NIS 246.2 million; $53.5 million) for a one-year period.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 14 - LONG-TERM LIABILITIES (CONT.)

E. In December 2005, Elscint reached a long term loan agreement with an Israeli bank, which constitutes its principal lender, according to which the bank has rescheduled the repayment of Elscint's outstanding loans at that date (NIS 308.0 million; $66.9 million), for a period of up to 10 years. As part of the agreement, an arrangement to accelerate repayment was established as follows: (i) net amounts received by Elscint, and/or by its subsidiaries which were financed by the loan funds ("funded subsidiaries"), from any public offering or private placement of its securities, as part of a business merger, as the result of the realization (in whole or in part) of assets and/or investments, or as the result of refinancing or any other receipt of any distribution by Elscint (and/or by its funded subsidiaries), will be used first to repay the loans; (ii) net amounts so received from realization of the shares of B.H. or shares of a Target Company (by means of sale or issuance to a third party) or the sale of a project owned thereby (in full or part), will serve to repay the part of the loans attributed to the project sold as the case may be. As for securities for the loan - see Note 17D.(2) below. On March 3, 2006 Elscint paid to the bank an amount of GBP 16.7 million (NIS 132.5 million; US$28.8 million) as a result of refinancing loan provided to three hotels which were financed by the loan funds- See Note 24B.

F. Within the framework of agreements for the receipt from Israeli banks of long-term foreign currency credit facilities in an aggregate amount, in which the Company's share totals NIS 212.8 million ($46.2 million), (for the financing hotels and/or entertainment and commercial centers construction), the companies owning the properties undertook in favor of the banks to comply, throughout the duration of the credit, with certain financial and operating covenants. Should such companies fail to comply with all or any of such covenants, or upon the occurrence of certain events as detailed in the agreements, the banks will then be entitled to demand the immediate repayment of the loans. As of December 31, 2005, the borrowers are yet to comply with certain covenants, which in the opinion of the managements thereof do not affect their repayment ability (principal and/or interest) to the banks on a regular basis and the actual repayments, as aforesaid. The parties to the agreements follow the terms and conditions provided therein in respect of the long term repayment schedule or in accordance with the agreement with the bank, as the case may be. The borrowers' managements are of the opinion, based on previous experience, that the banks will not call for immediately repayment of the credit, as a result of such temporary breaches. The Company's management believes therefore that these loans are vested with a long-term nature. In addition, the banks have informed the Company in writing as to their consent to extend the term of the above-mentioned credit facilities until January 1, 2007.

G. Debentures (issued to the existing shareholders of Insightec) bear annual interest at the rate of LIBOR + 3% (payable or accruable thereon containing with the same terms as the principal amount, as per Insightec's sole discretion; to be increased by an additional 2% upon an event of continuing default for a period of 30 days as defined in the agreement and an additional 3% upon an event of a second continuing default for a period of 30 days as defined in the agreement) and are repayable on September 2009. The debentures (principal and interest, if relevant), are convertible at any time (in whole or in part), into ordinary shares of Insightec (subject to adjustments in certain instances), based on the lower of (i) a premoney valuation of Insightec - $110.0 million ($7.3 per share); or (ii) at an 85% of the next equity financing round price per share (as defined in the investment agreement). In the event of a qualified IPO of Insightec shares (as defined in the investment agreement) occurring after September 2007, the debentures will automatically be converted into Insightec shares. The debentures were recorded as per their net aggregate value after deducting of the Company's share in the total investment - namely $7.5 million (NIS
     34.5 million) (with GE's share being $7.5 million (NIS 34.5 million) and that of MTA $6.0 million (NIS 27.6 million).

     In accordance with opinion No. 53 of the ICPAI, as is in effect through the end of 2005, convertible debentures issued by Insightec, are included in these financial statements, as a quasi - equity item, since their conversion became probable, based on conversion probability tests set forth in this opinion (see Note 2x.(i) above, regarding the accounting method that will be in effect as from January 1, 2006).

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 14 - LONG-TERM LIABILITIES (CONT.)

H. In February 2, 2006 the Company's Board of Directors authorized a private issuance of unsecured non-convertible debentures to investors in Israel in a maximum aggregate principal amount of approximately NIS 630.0 million ($
     136.8 million).

     In February and in March 2006, the Company agreed with Israeli investors to issue NIS 459.0 million ($99.7 million) aggregate principal amount of unsecured non-convertible debentures, consisting of two series, to investors in Israel. Series A Debentures, at the principal amount of NIS
     400.0 million ($86.8 million), will bear interest at a rate of 6% per annum and will be linked (principal and interest) to the increases in the Israeli CPI. Series B Debentures, at the principal amount of NIS 59.0 million ($12.6 million) will bear interest at a rate of LIBOR plus 2.65% per annum, and will be linked (principal and interest) to the U.S. dollar. The principal amount of the Series A and Series B Debentures will be repayable in 10 semi-annual equal installments commencing August 2009. The Series A and Series B Debentures also provide that the debentures will be prepaid by the Company at the option of the trustee or the holders of the debentures, if the Company's securities are de-listed from trade on the Tel Aviv Stock Exchange and on the Nasdaq National Market jointly.

     The Company has undertaken to use its best efforts to register the two series of debentures for trade on the Tel Aviv Stock Exchange ("TASE") no later than August 30, 2006. So long as the debentures are not registered for trade on the TASE the Company has undertaken: (i) to pay an additional interest at an annual rate of 0.3%; (ii) not to make any distribution (as defined in the Israeli Companies Law of 1999 - "the law") to its shareholders which does not comply with the profit and solvency tests provided in section 302(a) law, unless such distribution is approved at the general meeting of holders of each series of debentures by a unanimous vote of all holders participating in the vote; (iii) to prepay the debentures at the option of the trustee or the holders of the debentures, upon the occurrence of any of the following events: (a) the rating of the debentures in Israel decreases below Baa2 (the equivalent rating of Tripple B) (b) the holdings of EIL in the Company drop below 25% of the Company's issued share capital. Such undertakings will be terminated upon the registration for trade of the debentures on the TASE.

     The total cost of obtaining these debentures expected to be approximately NIS 3.1 million.

I. On March 2, 2006, Elscint through its jointly controlled subsidiaries which hold three hotels in the UK ("Holding Companies"), entered into a refinance loan agreement together with Park Plaza Hotels Europe Holdings BV ("Park Plaza"), as joint and several borrowers ("Borrowers"), in which Elscint's share in the loan amount to L97.5 million (NIS 774 million; $168 million)("Refinancing Loan").

     The Refinancing Loan is repayable over five years with an option to extended the term to seven years subject to fulfillment of certain condition stipulated in the loan agreement, and bears interest at the rate of Libor + 3%, which is hedged by a SWAP transaction to a fixed rate of 7.7% per annum.

     In the event of cash distributions deriving from the sale, disposal or refinancing of the hotels which were financed by the refinancing loan funds or for any other reasons ("Transactions"), the Borrowers shall pay to the financing bank an amount equivalent to 15% of the difference between the market value of the hotels as determined in such Transactions and the current agreed value of the hotels for the purposes of the Refinancing Loan.

     In addition, B.H. and Elscint have took upon themselves to irrevocably indemnify Park Plaza for 50% of the cost and damages which will be incurred by it in connection with the loan agreement. The Refinancing Loan funds used first for the repayment of outstanding bank loans previously granted to the Holding Companies in which Elscint's share amount to L60 million (NIS 476 million; $104 million) The Holding Companies have transferred to Elscint the surplus of the credit received amount to L30.6 million (NIS 243 million; $52.7million). As a result, Elscint will record in the first quarter of 2006 a pre-tax gain from realization(repayment) of investment-type monetary balances in investees in the amount of NIS 29.4($6.4 million).

     The bank has been provided with a charge over the borrowers tangible fixed assets and pledge over the borrowers' shares. In addition, the borrowers have taken upon themselves to comply with financial and operational covenants as specified in the loan agreement.

J.   LIENS - see Note 17D.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 15 - ACCRUED SEVERANCE PAY

A.   COMPOSITION:

                                                               DECEMBER 31
                                                     ---------------------------------
                                                                               2005
                                                                             REPORTED
                                                       2005       2004     CONVENIENCE
                                                     REPORTED   REPORTED   TRANSLATION
                                                     --------   --------   -----------
                                                      (IN THOUSAND NIS)      US$'000
Provision for severance pay                            3,816      2,841        829
                                                       -----      -----        ---
Less - amounts deposited in the severance-pay fund     1,259      1,286        274
     - Europe Israel (M.M.S.) Ltd.                     1,082      1,082        235
                                                       -----      -----        ---
                                                       2,341      2,368        509
                                                       -----      -----        ---
                                                       1,475        473        320
                                                       =====      =====        ===

B.   IN ISRAEL:

     The Group companies' liability to employees upon their retirement includes, primarily, voluntary and/or involuntary termination severance payments as well as adaptation grants. The liabilities are partially covered by ordinary deposits to employees' accounts at accredited pension and severance-pay funds and/or by acquiring insurance policies. Such deposits are not under the custody or management of the Group companies and, therefore, are not reflected in the balance sheet. Insightec reached an agreement with its employees, according to which they would accept the provisions of Section No.14 of the Severance Compensation Act, 1963 ("Section 14"). Section 14 allows Insightec to make deposits in the severance pay funds according to the employees' current salary. Such deposits release Insightec from any further obligation with this regard. The deposits made are available to the employee at the time when the employer-employee relationship comes to end, regardless of cause of termination. The balance of such payment obligations not covered by the above-mentioned deposits and/or insurance policies is stated at the balance sheet as a liability for employment termination. An amount equal to such obligation is deposited on behalf of the respective companies in an accredited severance-pay fund. The chairman's term of employment by EIL shall be taken into consideration in calculating the period of his employment by the Company, for all purposes. EIL undertook in terms of the agreement to transfer to the Company's ownership all amounts deposited in severance-pay funds, in order to cover all rights accumulated throughout the period of the Chairman's employment with EIL. As of the financial statements approval date, balances of NIS 0.9 million ($0.2 million) have not yet been transferred to the Company.

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

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 16 - INCOME TAXES

A.   COMPOSITION:

                                       YEAR ENDED DECEMBER 31
                            --------------------------------------------
                                                                 2005
                                                               REPORTED
                              2005       2004       2003     CONVENIENCE
                            REPORTED   REPORTED   ADJUSTED   TRANSLATION
                            --------   --------   --------   -----------
                                   (IN THOUSAND NIS)           US$'000
Current                       1,847      3,495        942         401
Deferred                        607     12,516    (29,580)        132
In respect of prior years     5,344       (207)     8,421       1,161
                              -----     ------    -------       -----
                              7,798     15,804    (20,217)      1,694
                              =====     ======    =======       =====

B. PRINCIPLE TAX LAWS APPLICABLE TO THE MAJOR GROUP COMPANIES IN THEIR COUNTRY OF RESIDENCE:

     (1)  ISRAEL

          A. The Company and its Israeli subsidiaries are subject to income tax under the provisions of the Income Tax Law (Inflationary Adjustments), 1985, which introduced the concept of measuring results for tax purposes on a real basis. Corporate tax rate applicable to companies in Israel in 2005 is 34% which will gradually decrease from 31% in 2006 through 25% in 2010.

          B. As from January 1, 2003, certain statutory provisions came into force and effect, concerning, among other things, the tax reform in Israel in respect of the following:

               1.   (a)  Taxation of profits of foreign companies considered as
                         Controlled Foreign Companies ("CFC"), if: (i) majority of revenues thereof are passive, as same is defined by law, or majority of profits thereof derive from passive revenues; (ii) the tax rate applying to the passive profits thereof in their country of residence does not exceed 20%; and (iii) over 50% of the means of control therein are held, directly or indirectly, by Israeli residents. In accordance with the statutory provisions, a controlling shareholder in those companies having unpaid profits, as same is defined by law, is deemed to have been distributed with a dividend representing its respective share in such profits (hereinafter:
                         "notional dividend"). A notional dividend, will be subject to a 25% tax rate, less withholding taxes which would have been paid abroad in respect of such dividend, had it in fact been distributed.

                    (b) Taxation at a rate of 25% of a dividend received in Israel, out of profits generated or accrued abroad, as well as a dividend originating abroad.

                    Each Israeli assessee has the right to elect, at his sole discretion, to be assessed according to the Israeli corporate tax rate less taxes actually paid abroad in respect of such profits.

               2. Capital gain tax from the realization of assets at a reduced rate of 25%. The reduced rate is to apply to realization of assets, which were acquired after January 1, 2003 and thereafter, and will be calculated for the portion of the gain relating to the period subsequent to this date through realization.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

               3. Method of loss offsetting - regarding business losses, capital losses, passive losses and CFC losses.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 16 - INCOME TAXES (CONT.)

B. PRINCIPLE TAX LAWS APPLICABLE TO THE MAJOR GROUP COMPANIES IN THEIR COUNTRY OF RESIDENCE (CONT.):

     (1)  ISRAEL (CONT.)

          C. During 2004, the Company, EIL and Elscint have finalized an arrangement with the Israeli Tax Authorities, with effect from December 31, 2002, whereby a new tax basis has been determined for the Company's investments (on a consolidated basis) in foreign subsidiaries ("regulated revaluation" and "regulated assets"). The arrangement provides for no additional tax to be imposed in Israel on gains generated from the realization of regulated assets, and on dividends distributed therefrom, and all up to the amount of the regulated revaluation. Provision for those tax payments under the arrangement has been recorded in the company's statement of operations for the years 2002 through 2004, under the tax expenses for previous years' item. Taxes which relate to capital reserves from foreign currency translation adjustments deriving from the regulated profits were charged to said capital reserves.

          D. Insightec's enterprise was granted the status of "approved enterprise" ("AE") pursuant to the Law for the Encouragement of Capital Investments - 1959 ("the Law"), in respect of an investment (which has been completed, through December 31, 2005), of $0.4 million (NIS 1.8 million). This law provides for tax-exemption on undistributed income generated from the AE for a period of two years commencing the first year in which the AE has taxable income, and provides also for a reduced tax rate (25%) for the remaining five-year period. As at December 31, 2005, the benefit period had not yet commenced. Insightec has received, in Jaunary 2004, an approval for its $0.2 million (NIS 0.9 million) expansion plan, to its existing enterprise.

               Insightec's benefit period is eligible for an increase from 7 to a 10-year period, in the event the investment therein, of foreign residents (as defined by Law) exceeds 25%. In the event such foreign residents' investment exceeds 49%, then the tax rate may decrease from a 25% rate to 10%-20%, depending on the level of ownership by non-Israeli investors, in each relevant taxable year.

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

               The benefits as abovementioned are subject to fulfillment of the conditions stipulated in the Law, the regulations promulgated thereunder and the criteria set forth in the certificates of approval. Failure to meet those conditions may lead to the termination of the benefits and trigger a demand for reimbursement of the amounts received (in whole or in part), with the addition of interest and linkage difference. Change in the ownership structure of a company owning an AE, including a public offering of over 49% or any private placement during the period of execution of the approved investment program through the end of execution of the period of benefits, is subject to the advance approval by the Investment Center.

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

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 16 - INCOME TAXES (CONT.)

B. PRINCIPLE TAX LAWS APPLICABLE TO THE MAJOR GROUP COMPANIES IN THEIR COUNTRY OF RESIDENCE (CONT.):

     (2)  USA

          A. US tax laws set limitations on the utilization of carry-forward tax losses in companies that have undergone a material change in ownership. Accordingly, should the transfer of the Company's shares to EIL (in 1999) be defined as a material change in ownership of Elscint, then the ability to utilize the accumulated tax-losses of a US subsidiary against future income will be considerably limited. Management is of the opinion that there will be no limitation to the utilization of the carry - forward losses. As of December 31, 2005 the accumulated carry-forward losses utilized against current profits amount to approximately $6.9 million (NIS 31.7 million). No deferred income tax assets have been recorded in respect of the unutilized balance of the carry-forward losses.

          B. A non-US company may (under certain conditions) be deemed for US income tax purposes as a Passive Foreign Investment Company ("PFIC") on the basis of an "income test" and an "assets test", as determined by the IRS. Once so defined, the US shareholders may be subject to additional taxes upon the distribution of earnings or assets and/or upon their realization of their holdings in such a defined company. Following the sale of the Company's and Elscint's activities and due to their entry into other areas of activity, the management of the Company believes - based on advice received for this matter - that in light of existing indicators they may not - under the circumstances - be considered as a PFIC. Nevertheless, there is no certainty that the companies' position would prevail with the IRS.

     (3)  THE NETHERLANDS

          A. Corporate tax applicable to companies incorporated in the Netherlands is 31.5% and shall gradually decrease to 30.0% in 2007.

          B. Under the "Participation Exemption", a dividend received by a Dutch company in respect of an investment in shares of other companies, is exempt from corporate tax in Holland. Any profit (positive and negative) with regard to qualified participation exemption, is exempt from corporate income tax, subject to the fulfillment of certain conditions stipulated in the law (including the holding percentage, the nature of activities of the holding and the investee company, etc.). Dividends distributed from the Netherlands to Israel are subject to 5% withholding tax when, among others, the shareholder owns at least 25% of the shares of the subsidiary. In other situations, 15% withholding tax will be due.

     (4)  ENGLAND

          A. Operating income and capital gains generated by the British resident group companies are subject to a 30% tax rate. Dividends received from a U.K. resident company are taxed in accordance with the jurisdiction of the Company receiving the dividend (in the Netherlands - tax exempt); No tax credits are allowed for distributed dividends.

          B. Net rental income from real estate held as an investment and let in the U.K. by companies not resident in the U.K., are charged to U.K. income tax at 22%. Any gains on disposal are not taxable in the U.K.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 16 - INCOME TAXES (CONT.)

B. PRINCIPLE TAX LAWS APPLICABLE TO THE MAJOR GROUP COMPANIES IN THEIR COUNTRY OF RESIDENCE (CONT.):

     (5)  ROMANIA

          Through December 31, 2004, the corporate income tax rate for resident companies and non-resident entities with a permanent establishment in Romania is 25% (including capital gains). Commencing 2005, the tax rate has been reduced to 16%. Dividends paid to resident and non-resident corporations are subject to a final withholding tax of 15% (commencing 2006 - 16%), unless lower double taxation treaty rates apply. Losses may be offset against taxable income for a period of five years from the incurrence year-end.

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

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 16 - INCOME TAXES (CONT.)

C.   EFFECTIVE TAX RATE:

     The following is a reconciliation between the income tax expense computed on the pretax income at the ordinary tax rates ("the theoretical tax") and the tax amount included in the consolidated statement of operations:

                                                                           YEAR ENDED DECEMBER 31
                                                                --------------------------------------------
                                                                                                     2005
                                                                                                   REPORTED
                                                                  2005       2004       2003     CONVENIENCE
                                                                REPORTED   REPORTED   ADJUSTED   TRANSLATION
                                                                --------   --------   --------   -----------
                                                                       (IN THOUSAND NIS)           US$'000
Company's statutory tax rate (%)                                     34         35          36         34
                                                                =======    =======     =======    =======
Income (loss) before income taxes -
per statement of operations                                      16,159     24,893    (193,042)     3,510
                                                                =======    =======     =======    =======
The theoretical tax                                               5,494      8,712     (69,495)     1,194
Differences in tax burden in respect of:
   Utilization of prior-year losses for which deferred taxes
      had not previously been recorded                          (49,556)   (25,213)    (19,753)   (10,766)
   Losses and other timing differences for which deferred
      taxes had not been created                                102,066     77,764      70,124     22,174
   Variances from different measurement principles applied
      for the financial statements and those applied for
      income tax purposes (including exchange differences)      (24,943)   (15,763)    (17,204)    (5,419)
   Differences in tax rates on income of foreign subsidiaries     4,442    (11,143)      7,370        965
   Adjustment due to changes in tax rate                            728     (1,992)     (8,709)       158
   The Company's share in results of associated companies         4,089      5,589       7,542        888
   Taxes for prior years                                          5,344       (207)      8,421      1,161
   Other differences, net (1)                                   (39,866)   (21,943)      1,487     (8,661)
                                                                -------    -------     -------    -------
                                                                  7,798     15,804     (20,217)     1,694
                                                                =======    =======     =======    =======

(1)  Mainly tax-exempt income and non-deductible expenses.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 16 - INCOME TAXES (CONT.)

D.   CARRYFORWARD LOSSES AND DEDUCTIONS:

     As of December 31, 2005 the Group companies had accumulated tax losses and deductions amounting to NIS 384.3 million ($83.5 million), which may be utilized in the coming years against taxable income at rates ranging from 16% to 34% depending on the country of residence. The realization of the carryforward losses is subject to taxable income available in those periods when these losses are deductible.

     Hungarian, Polish and Romanian tax laws have set a time limitation on the utilization of losses (see B.(5) to (7) above). Accordingly, the right to utilize carryforward losses in the amount of NIS 70.4 million ($15.3 million), against taxable income, will gradually expire over the following years:

              DECEMBER 31, 2005
                   REPORTED
       -------------------------------
                           CONVENIENCE
                           TRANSLATION
                           -----------
       (IN THOUSAND NIS)     US$'000
2006         28,747            6,245
2007          7,636            1,659
2008         11,498            2,498
2009         12,282            2,668
2010         10,256            2,228
             ------           ------
             70,419           15,298
             ======           ======

     Computation of said carryforward taxable losses includes Insightec's losses in an aggregate amount of NIS 220.8 million ($48.0 million). Insightec's management estimates that its income, throughout the utilization period of said losses, will be tax-exempt, hence no tax benefits are expected in respect of these losses, in the foreseeable future. As to the limitation on utilizing Insightec's losses as a result of a merger pursuant to section 103 of the Income Tax Ordinance, at the amount of NIS 105.8 million ($23.0 million) - see Note 9B.(2)g., above.

E.   DEFERRED TAXES IN RESPECT OF NON-MONETARY ASSETS:

     Deferred taxes, not recorded in respect of net book value of assets which were aquired through December 31, 2004 and for which depreciation is not deductible for tax purposes (for which it was determined not to record deferred income taxes), amounted as at December 31, 2005, to approximately NIS 19.1 million ($4.2 million).

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 16 - INCOME TAXES (CONT.)

F.   DEFERRED INCOME TAXES:

                                                                             DECEMBER 31
                                                                  ---------------------------------
                                                                                            2005
                                                                                          REPORTED
                                                                    2005       2004     CONVENIENCE
                                                                  REPORTED   REPORTED   TRANSLATION
                                                                  --------   --------   -----------
                                                                   (IN THOUSAND NIS)      US$'000
Accelerated depreciation differences in respect of fixed assets     21,602      1,779      4,693
Difference between fair value of real estate at acquisition and
   related cost for income tax purposes                             14,094      8,786      3,062
Timing differences - income and expenses                            (6,860)   (12,665)    (1,490)
Carryforward tax losses and deductions                            (212,056)  (353,040)   (46,069)
                                                                  --------   --------    -------
                                                                  (183,220)  (355,140)   (39,804)
Valuation allowance                                                216,792    384,528     47,097
                                                                  --------   --------    -------
Total (*)                                                           33,572     29,388      7,293
                                                                  ========   ========    =======

(*)  Presented among:

   Long-term liabilities                                            39,928     31,522      8,674
   Short-term liabilities                                               --      3,970         --
   Long-term receivables                                            (6,356)    (6,104)    (1,381)
                                                                  --------   --------    -------
                                                                    33,572     29,388      7,293
                                                                  ========   ========    =======

G.   FINAL TAX ASSESSMENTS:

     The Company, Elscint and certain Israeli subsidiaries have received final tax assessments, part of them through 1998 - 1999 and others - through 2003. Certain foreign group companies have received final tax assessments for the years through 1999 while others have not been assessed since incorporation. See in addition - Note 17C.(5), below.

     In 2005 the Company and Elscint (each of them separately) agreed with the Israeli Tax Authorities on final tax assessments for the years 1999 through 2002 (the Company - through 2003), the outcome of which has resulted in (i) an aggregate decrease in the carry forward losses, in the amount of NIS
     267.0 million ($58.0 million), in respect of which a full valuation allowance was previously recorded; (ii) an amount of NIS 35.0 million business lossess which were changed into capital losses; and (iii) an additional payment by Elscint of NIS 5.0 million ($1.1 million) for which a provision has been previously recorded.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 17 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS

A.   COMMITMENTS

     (1)  A.   The Company's hotels (located in the Netherlands, Belgium and
               England) are managed by Park Plaza Hotel Europe B.V. (the
               "Management Company"), in consideration for an annual fee of 2% of the room revenue (the "Base fee") as well as 7% of the gross operating profit (the "Incentive fee") as defined in the agreements. The companies also participate in certain portions of the expenses incurred by the Management Company in the course of performance of its due obligations, up to 3% of the gross operating profit. Upon a sale of any hotel or the transfer of control therein to a third party, the companies owning the respective hotel are obliged to pay to the Management Company an amount equal to the Base fee, the Incentive fee and the Franchise fee (see sub-section b. below) paid to the Management Company in the 12 months period preceding such sale or transfer. In the specific event of a sale of the Victoria Hotel in Amsterdam, then the Management Company shall also be entitled to receive 2.5% of any profit generated from such a sale.

               The Management Company is vested with ownership rights at a rate of 5% or 10% (excluding voting rights), as the case may be, in several corporations which are held by B.H. jointly with Red Sea Hotels Group ("RSG").

          B. Within the terms of the management agreements, B.H. Group companies ("the Companies") were granted a sub-franchise by the Management Company allowing them the utilization, throughout the term of the management agreements, of the "Park Plaza" name, in relation to the hotels owned and operated thereby, in consideration for royalties not exceeding 1.5% of the room revenues (the "Franchise fee").

          C. Two Group companies have agreed with the Rezidor group, on the future management of two hotels, currently under construction and/or renovation (the National Ballet Building in Hungary, that is intended to operate under the "Regent" brand name and the Bucuresti hotel in Bucharest that is planned to operate under the brand name "Radisson SAS"). The 20 year management period shall commence once construction and/or renovation is completed. The managing company undertook within the framework of the management agreements, to guarantee that the adjusted operating income will not decrease below a fixed annual amount, as stipulated in the agreements. The total aggregate amount of the guarantee will not, however, exceed, cumulatively during the term of the agreements, those amounts as stipulated in the agreements. Under the management agreement relating to the Bucharest hotel, the hotel owning company has undertaken to ensure that the aggregate of the fees payable to the operator (base fees and incentive fees) shall not be less than certain agreed amounts as specified in the management agreement, provided that the owning company's obligation in this regard is capped at a total agreed amount.

     (2) B.H. was granted an option exercisable until December 31, 2006, to purchase from the Management Company, 33% of the latter's' ownership and control rights in a company owned thereby, incorporated with the view to acquire the businesses (including tangible assets, hotel management agreements, management rights, rights to use trade names, etc.) of the Park Plaza chain in Europe (the "Acquired Company"). B.H. has granted the Management Company a loan, under the terms of the agreement, of $5.0 million (NIS 23.0 million) (see Note 8A.(2), above). The scope of B.H.'s investment may increase by $2.25 million (NIS 10.4 million), if, and to the extent such amount is required to finance acquisition of additional assets by the Acquired Company. The Management Company has an option, exercisable, in the event disagreements arise between the parties as to the Management Company's rights, to acquire, at any time, the B.H. shares, in consideration for an amount equal to the cost of B.H.'s original investment.

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

          B. An agreement with Jet Link Ltd., (a company controlled by CC) for the provision of aviation services, (up to 150 flight hours per annum) for the operations, in connection with projects abroad, in consideration for payment calculated on the basis of the price list of Jet Link Ltd., net of a 5% discount.

     (4) In 2005 Insightec entered into a worldwide distribution and sale representation agreement with GE Healthcare (a part of GE group), granting GE Healthcare the exclusive worldwide distribution rights to market and promote Insightec's product subject to the achievement of minimum sales targets, except in territories where Insightec already has existing distributors and representatives. Subject to the terms of the agreement, in consideration of the services rendered, Insightec shall pay to GE Healthcare a commission as a share from the net sales invoiced and actual payments received by Insightec for each order for the sale of products from an end-user in the Territory, resulting from GE Healthcare's activities. Insightec retains the right to promote, market and sell its products to end-users directly, through its employees. The agreement is for five years, effective immediately, unless earlier terminated in accordance with the terms of the agreement. Thereafter the agreement shall automatically renew for an additional one year, unless either party provides a written notice of its intent to terminate the agreement.

          Insightec was commited to pay MTA (a shareholder thereof) a success fee commission of 2% of the value of any signed purchase order, for which MTA was involved. In March 2006 Insightec notified MTA that it is terminating the agreement.

     (5) Insightec is obliged to pay royalties to the Israeli Office of the Chief Scientist ("OCS") - in respect of products, in the development of which the OCS has participated, by way of grants - at a rate of 3% of revenues, for the first three years from the date of the first repayment and 3.5% of revenues beginning the fourth year therefrom and up to the amount of the grants received. Total grants received through December 31, 2005, net of royalties paid or occurred, amount to $11.0 million (NIS 50.6 million), see also D(7), below.

     (6) In accordance with an agreement between Bucuresti and Control Centers' wholly owned subsidiary ("CCS"), which was approved at the shareholders' meeting of Elscint., CCS is to provide coordination, planning and supervision services with respect to the renovation works of the Bucuresti Hotel complex, for a fee equal to the lower of (i) 5% of total actual costs of the renovation works (excluding general and administrative as well as financing costs); and (ii) 5% of $30 million. The parties are yet to execute a definitive agreement.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 17 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

A.   COMMITMENTS (CONT.)

     (7) A subsidiary incorporated in Praha, Czech Rep. ("Bestes") is a party to an agreement with a third party ("the lessee"), for the lease of commercial areas in a center constructed on property owned thereby, for a period of 30 years, with an option to extend the lease period by additional 30 years, in consideration for E6.9 million (NIS 37.6 million; $8.2 million). Through December 31, 2005 Bestes received on account an amount of E4.5 million (NIS 24.4 million; $5.3 million). According to the lease agreement, the lessee has the right to terminate the lease subject to fulfillment of certain conditions as stipulated in the agreement.

     (8) In 2001, the "Elezra Group" won the right to purchase, through privatization, the shares of the state owned Afridar - Ashkelon Housing and Development Ltd. ("Afridar"). The Elezra Group consists of Elezra Developments and Investments Ltd. ("Elezra") and Elbit Medical Holdings Ltd. - a subsidiary of the Company ("Elbit Holdings"), as well as the Company and Mr. Eli Elezra as an interested party (altogether: the "Group"). Immediately following the win of the right, the members of the Group signed a principle-agreement so as to regulate and govern the relations thereby, according to which Elezra would bear the entire acquisition costs of the Afridar shares (NIS 80 million), while the Company and/or Elbit Holdings would hold the Afridar shares, which would be registered in their name, in trust for Elezra.

          Transfer of the shares among the members of the Group is subject to the approval of the Israeli Governmental Companies Authority ("IGCA"). In the absence of such approval, the Company and/or Elbit Holdings will remain the owners of the Afridar shares until such time that the restriction on transfer thereof is lifted. Elbit Holdings and Elezra would remain, under such circumstance, jointly and severally, liable to IGCA as well as to the State of Israel for all undertakings applicable to purchasers of Afridar shares. The sale of control in and to Afridar (directly or indirectly) is contingent on the assignment to the purchaser of all seller's obligations in favor of IGCA, all as stipulated in the agreement. Elezra undertook to indemnify the Company and/or Elbit Holdings for any expense and/or damage and/or claim and/or loss and/or payment demand and/or any other expense incurred by the Company and/or Elbit Holdings in connection with the acquisition of the Afridar shares, the holding of same in trust, transfer thereof by and between the parties and the abovementioned principle-agreement. As of the date of approval of these financial statements, the rights in and to Afridar, had not been assigned. Company's management estimates that it is not exposed to any costs and/or damage in respect of these holdings.

     (9)  Currency transactions - see Note 23A, below.

     (10) Minimum future rental payments due under the Company's current operating leases (see Note 10B. above) as of December 31, 2005 are as follows:

                                      REPORTED
                          -------------------------------
                                              CONVENIENCE
YEAR ENDED DECEMBER 31,                       TRANSLATION
-----------------------                       -----------
                          (IN THOUSAND NIS)     US$'000
2006                            12,714            2,762
2007                            14,125            3,069
2008                            11,586            2,517
2009                            10,521            2,286
2010                            10,521            2,286
Thereafter                     666,899          144,884
                               -------          -------
                               726,366          157,804
                               =======          =======

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 17 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

A.   COMMITMENTS (CONT.)

     (11) Aggregate amount of commitments in respect of construction services totaled, as of December 31, 2005, approximately NIS 235 million ($51.1 million).

     (12) PC is a party to an agreement with third parties, for the provision of manpower, management, supervisory and logistical services, in exchange for a payment of a certain commission.

     (13) Mango is a party to distribution, support and service agreements with third party for a 10-year period, subject to fulfillment of certain conditions, which entitled it to market the brand name MANGO-MNG(TM) in the territory of Israel. In the framework of the agreements Mango has furnished the third party with a bank guarantee in the amount of E1.4 million (NIS 7.6 million; $1.7 million) in order to secure payments to the third party under the agreements.

B.   CLAIMS

     (1) In November 1999, a number of institutional and other investors, holding shares in Elscint, filed a lawsuit in the Haifa District Court against the Company, Elscint, EIL, Control Centers and others. The plaintiffs also requested the certification of their claim as a class action suit on behalf of all those who had held Elscint shares on September 6, 1999, and continued to do so as at the filing date of the suit (excluding the Company and certain other shareholders). The claim alleges discrimination against Elscint's minority shareholders arising from various transactions or activities carried out by its controlling shareholders and directors, which allegedly caused them financial loss, manifested by the 45% ($100.0 million) decline in the value of Elscint's shares in the period from February 24, 1999 to the claim's filing date.

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

          Although the Haifa District Court has rejected the class-action request, it was ruled that the plaintiffs may, notwithstanding so rejecting the request for class action proceedings, pursue their matter. In November 2001, the plaintiffs were granted leave to appeal to the Supreme Court regarding the Court decision. The Company and the plaintiffs presented their respective pleadings. As of the date of approval of these financial statements, the Court has not yet rendered its decision in the motion for leave to appeal.

          Managements of the Company believes - based, inter alia, on legal opinions - that the final outcome of this case cannot at this stage, be estimated.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 17 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.   CLAIMS (CONT.)

     (2) The Company, Elscint and others were served with a claim as well as a motion to recognize same as a class-action, in respect of $158.0 million (NIS 727.3 million) damage allegedly caused to the represented class. Underlying the claim is the contention that the Company, through Elscint's board of directors, caused damage to and discriminated against minority shareholders of Elscint. Both parties agreed to postpone the hearing in this case until the Supreme Court hands down a decision on the leave to appeal, as detailed in section
          (1) above. Management, based on legal advice, is of the opinion that it is not possible at this stage to estimate the outcome of the claim and the motion for class-action recognition.

     (3) Elscint and its subsidiaries are parties to several court claims as well as certain other written demands, filed against them by third parties (including governmental institutions), some without any specified amount, and others in the aggregate amount of $41.6 million (NIS 191.5 million), as royalties or compensation for damages allegedly caused as a result of the companies' actions and/or products, which mainly relate to the medical imaging business sold and Elscint in 1998 and 1999. In respect of certain claims, totaling approximately $5.8 million (NIS 26.7 million), managements of the companies estimate, based on legal opinion and/or on past experience, that no significant costs will accrue thereto as a result of said claims exceeding the provisions included in respect thereof in the financial statements, and that such provisions are adequate for covering the costs and resources required to settle the liabilities arising therefrom. Elscint's legal advisers cannot presently determine the outcome of other written demands, totaling $35.8 million (NIS
          164.8 million). Elscint's management believes that the prospects for realization of most such written demands are remote, based on the time that has elapsed since serving said demand and on the nature thereof. The companies have included in their financial statements provisions that are, as per their discretion based inter alia on specific counsels and past experience, adequate to cover the costs and resources required to settle the liabilities under these written claims.

     (4)  A.   A criminal investigation carried out against a number of suspects
               (including former officers in SOF who were involved in the privatization procedures and the sale of control in the Bucuresti
               Hotel to Domino) for certain events relating to the period prior to the acquisition of control in Bucuresti by B.H. culminated in the filing of an indictment against 17 accused. Such criminal proceedings may have an indirect effect on the validity of the privatization and thereby an indirect effect on Domino's rights in Bucuresti, notwithstanding Domino not being an accused party under the indictment. On December 22, 2005, the Court has decided to return the indictment to the Prosecution Office for its resubmission. This ruling is definitive and the file is not longer pending in front of Romania Courts of Justice. Domino estimates, based on the advice of legal counsel, that the prospects of these proceedings having a material affect on its rights in the Bucuresti shares are remote.

          B. A former shareholder in Domino had terminated a partnership agreement with a third party ("the Plaintiff") regarding the joint investment thereof, in Domino, prior to its acquisition by B.H.. Termination was on the grounds of non-compliance by the Plaintiff with material obligations under the partnership agreement. The Plaintiff has filed, as a result, a monetary claim to the Romanian courts against Domino and other defendants, claiming; (i) an amount of $2.5 million, for commissions allegedly due to the Plaintiff in terms of the partnership agreement, (to which Domino was a party), pertaining to the tender which allowed the acquisition of control in Bucuresti; and
               (ii) the termination of an agreement with an Israeli bank within the framework of which the shares of Domino in Bucuresti were pledged in favor of such bank, as security for the repayment of a loan granted to Domino for the acquisition of such shares. Such former Shareholder provided

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

               B.H. with an indemnity against these claims.

NOTE 17 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.   CLAIMS (CONT.)

     (4)  (CONT.)

          b.   (cont.)

               At the hearing on March 23, 2005 the Court suspended the file due to the fact that the Plantiff failed to fulfill his procedural obligations established by the court at the previous hearing. On December 8, 2005 the Court decided to erase this case from the Court's registry on the ground that the plaintiff took no action during the six months term foreseen by the Romanian law.

          C. In the framework of an agreement to establish a joint company owned by Bucuresti and a third party, which was signed prior to the acquisition of Bucuresti by B.H., such third party undertook to invest $27.0 million (NIS 124.3 million) in the joint company and in consideration Bucuresti undertook to transfer its rights in the Bucuresti Complex to the ownership of the joint company. As a result of the third party's failure to meet its obligations thereunder, Bucuresti has terminated the partnership agreement and filed an application to the Court to liquidate the joint company. This application was approved by the Court. The third party has submitted an appeal to the Supreme Court. On September 3, 2005, the Supreme Court irrevocably rejected this appeal. Accordingly, there is no risk that Bucuresti will be forced to transfer its rights in the Bucuresti Complex to the joint company.

          D. Two claims are pending against Bucuresti, which challenge its ownership in and to its properties. Both claims are pending on the Bucharest Court of Appeals. Management believes, based inter-alia, on Legal opinion that Bucuresti is expected to win those claims.

          E. In mid 2005 certain individuals submitted their final appeal to the Supreme Court requesting the nullification of the public tender for the sale of the Bucuresti shares, the privatization contract and the transfer of the Bucuresti shares to Domino. This case was ruled in favor of Domino in the previous procedural stages (first instance and appeal) on technicalities, since the application for the cancellation of the privatization contract was served after the three months term during which any interested person could file an application for the cancellation of the privatization. The Company expects - based, inter alia, on legal opinion - that Domino will win this case. Notwithstanding in the event that the Supreme Court will rule in favor of the plaintiffs, the privatization contract will be cancelled with the effect of restitution in integrum.

          F. In addition to the above, certain legal proceedings are being conducted from time to time in Romania within the framework of which it is claimed that resolutions passed at the general meetings of shareholders of Bucuresti, were not validly adopted - for procedural reasons only - hence not binding. Some were approved by the Courts, in respect of which Domino has filed appeals, and others were rejected.

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

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 17 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.   CLAIMS (CONT.)

     (5) Elscint was served, in 2003, with a motion filed by a third party seeking an injunction to prohibit Elscint from using the trade name "Arena" for the entertainment and commercial center in the Herzliya Marina in Israel, on the grounds of unlawful usage of same, exploitation of goodwill and unfair competition. In the event the plaintiff's contention is upheld, Elscint may suffer certain indirect losses and costs. An application for an interim injunction, prohibiting the use of the trade name "Arena," was dismissed by the court. On March 20, 2006 the judge dismissed the lawsuit against the Company. The Plaintiff has the right appeal the courts decision up to April 27, 2006.

     (6) Elscint is a formal party to a claim filed by a number of employees, holding shares of Algotech (sold to a third party in November 2003), against the majority shareholder in Algotech, in the framework of which the Court issued an injunction precluding the transfer of funds from Algotech to that shareholder. No remedies were requested against Elscint and the injunction does not affect the transfer of title to funds which are received as proceeds of the sale. The Company's management estimates that the said claim will not affect its assets.

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

          After the above Action was erased at the request of the Plaintiff, the Plaintiff filed in October 2005, a lawsuit in the Regional Labor Court in Tel-Aviv-Jaffa against Vectory. The Plaintiff requested the court to issue a mandatory injunction against Vectory ordering it to transfer the Plaintiff shares of the companies specified in the statement of claim - including 2,500 shares of EMI, 1,000 shares of Elscint, 1,250 shares of Insightec, 1,500 of Gamida, 2,000 of E.R, 2,000 of Olive and shares of other companies within the EIL Group. The Plaintiff evaluated his claim to an aggregate amount of NIS 285,000. In January 2006 Vectory filed a statement of defense.

          Underlying the claim is the contention that the Plaintiff's rights under the statement of claim derive from an agreement executed in 1998 by and between the Plaintiff and Vectory. This Agreement was terminated by Vectory due to different breaches of the Agreement made by the Plaintiff. It should be noted that the conclusions made by the court in the framework of the provisional proceedings of the above previous claim, sided with Vectory's interpretation of the Agreement.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 17 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.   CLAIMS (CONT.)

     (7)  (CONT.)

          Control Centers is of the opinion that this claim, insofar as it relates to the Company and/or to its subsidiaries as included in the claim, is provocative, fundamentally, unfounded and groundless (both with respect to the number of the companies in which rights are sought and with respect to the scope of rights claimed) and that it will not materially affect its rights in the Company and its subsidiaries. However, the defendants' and the Company's legal counsels cannot, at this early stage, estimate the outcome of the claim.

          The Company and its subsidiaries are not parties to the claim, however the outcome thereof might indirectly affect the nature and scope of their rights in their investee companies. No adjustments were made in these financial statements in respect of these claims which may be required, should it be sustained, in full or in part.

          As for additional lawsuit filed on May 25, 2006 by the Plaintiff - See
          Note 24B.

     (8) Elscint Bio Medical Ltd. ("Bio") was bound by agreements with a company controlled by its former CEO (the "CEO"), entitling the CEO to shares representing 2% of Bio's issued and paid-up capital, in consideration for their nominal value. It was also provided that venture capital investments of Bio would be carried out such that Bio would invest 92% and the CEO - 8%, and that for the purpose of financing the CEO's investment, Bio would grant him a dollar-linked non-recourse loan bearing LIBOR+1% interest. It was further provided that should this agreement (or another agreement between them for the provision of consulting services) be canceled, Bio would be entitled, according to the conditions specified in the agreement, to acquire all or any of the CEO's holdings in the venture capital investments and in Bio at cost and/or at market value, as relevant (depending on the purchase date). In 2002, Bio and the CEO terminated the employment agreement then existing between them. Further to the termination of the agreement, Elscint transferred to itself the CEO's rights in Bio and in the venture capital investments (mainly in Gamida), as payment for the loans, which it had provided to the CEO for acquisition thereof. A dispute arose between the parties, with the CEO contending that Bio had lost its right to acquire his holdings, as aforesaid, since the deadline, according to the agreement, for giving notice of its intention in this regard had expired. Bio's management disputes this contention and is acting to realize its rights under the agreement. The parties have not yet signed a full and final agreement for the waiver and/or settlement of their mutual claims. The Company's management estimates that, it will not incur significant costs from the termination of the agreements, beyond those reflected in the financial statements.

     (9) In December 2005, Elscint was served with a statement of a claim filed with the Regional Court by Elscint's former employee requesting that Elscint compensate him for damages resulting from his Cancer disease, allegedly caused to him by exposure to radiation, in the amount of NIS 315,000 and other undefined compensation. The insurance company rejected its liability and claimed that such radiation is excluded from the policy. Elscint has approached a radiation expert to receive an expert opinion. A statement of defense and third party notice against the insurance company has not yet been submitted. Management of the Company, based inter alia, on legal opinion received, believes that the potential financial consequences of this claim can not be estimated at this early stage of legal proceedings.

     (10) The Company and its subsidiaries are currently involved in various legal proceeding to their ordinary course of activities. Although the final outcome of these claims cannot be estimated at this time, the managements of these companies believe based on legal advice, that the claims will not materially impact the Group companies.

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

     (3) (i) The Company received, in 2003, a letter from a certain insurer ("the Insurer") of EIL, Elscint and the Company (the "Insured Companies"), which insured against, inter alia, the lawsuit as described in item B(1) above, alleging against the Insured Companies, inter alia, that the Insured Companies have breached their disclosure duties under Section 6(a) to the Insurance Contract Law 1981, by failing to disclose to the Insurer material information prior to the issuance of additional cover to the policy purchased by EIL (the "Policy"), effective as of July 1999 (the "Additional Cover"), and prior to the replacement of the Policy and the Additional Cover by the issuance of a new policy effective as of August 1999 (the "Replacement Cover"). The letter states that the Policy, Additional Cover and Replacement Cover (the "Insurance Cover") issued by the Insurer will be cancelled unless the Insured Companies indicate that circumstances as at the issuance of the Insurance Cover differ from those stated in the letter. The Company's legal counsel replied on behalf of the Insured Companies on March 20, 2003, rejecting all allegetations. As of the approval of these financial statements the Company has not received any reply thereto from the Insurer. The parties are nonetheless negotiating a settlement.

          (ii) In January 2006, the Company and Elscint entered into an agreement with one of the insurers of both the Company and Elscint which insured the Company and Elscint, inter alia, with respect to the lawsuit described in item B(1) above. In accordance with the terms of the agreement the Company, Elscint and their former and current directors and officers released the insurer from all liabilities that will arise from the abovementioned claim in consideration for a one-time payment in the amount of $0.2 million (NIS 0.9 million).

     (4) Within the framework of the agreement for the sale of Elscint's plant, in the end of 2002, Elscint undertook to indemnify the purchasers for any losses incurred in connection with, and as a result of, the liabilities not acquired thereby, and in respect of any income-tax liability incurred by the plant up to December 31, 2002 (including those arising from environmental matters, relating to employee benefits (including subcontractor and workers of manpower agencies), relating to breach of the Israel Lands Administration's leasehold, relating to taxes applicable to Elscint in respect of transfer of title to purchasers, etc.). The liabilities are generally for unlimited periods of time. Some are limited in amount while others are not. Total indemnification shall not, under any circumstance (excluding environmental matters), exceed $4.0 million (NIS 18.4 million).

     (5) A number of Israeli and foreign subsidiaries of the Company are currently undergoing tax assessments for the years up to and including 2002. The managements of the companies estimate that they will not incur additional costs following final tax assessments, which are to be issued as a result of these proceedings, over and above those for which a provision was recorded in the financial statements.

          As to certain subsidiaries, in respect of which the assessment proceedings are at a preliminary stage, their outcome may not, at this stage, be estimated. Nonetheless, their respective managements estimate, based on professional advice, that they will not incur any additional substantial costs following final tax assessments. Accordingly, no provision has been made in these financial statements in respect thereof.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 17 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

C.   OTHER CONTINGENT LIABILITIES (CONT.)

     (6) Final approval for completion of construction of the Arena commercial center is contingent on the furnishing, to the local municipality, of a bank guarantee to secure payment of the land betterment tax, for an amount of approximately NIS 4.6 million ($1.0 million). Arbitration is currently being held as to such liability between Marina Herzliya Limited Partnership Ltd. (of the Control Centers Group) and the local municipality. The Company's management estimates, based on professional opinion that no significant costs will be borne thereby, in respect of this guarantee.

     (7)  As for guarantee to Klepierre - see Note 9B.(3)d.

D.   LIENS AND COLLATERAL

     (1)  A.   As security for a loan of NIS 339.0 million ($73.6 million)
               granted to the Company and its subsidiary by an Israeli bank, the Company undertook to comply with financial covenants, including, among other things, an undertaking to maintain throughout the term of credit a minimum ratio of "adjusted shareholders equity" of the Company to its "adjusted balance sheet," all as defined in the agreement. The Company also committed to a minimum "net operating profit", before financial expenses and before depreciation and amortization deductions. The Company further committed to a minimum "net asset value" of PC (after deduction of loans, including shareholder loans) which is to be determined by an external appraiser. The covenants will remain in full force and effect for as long as the credit provided by the Bank to the Company or to EIL exceeds $30.0 million (NIS138.0 million).

               The Company's subsidiary (EUN) has pledged and assigned to and in favor of the Bank all shares held thereby in PC, as a security, unlimited in amount, for the loan received. The Company also undertook not to pledge, in favor of third parties, any existing and prospective assets, without the bank's prior consent (excluding pledges of new assets and/or projects granted in favor of those who financed or refinanced -the acquisition and/or execution of same). The Company further undertook to provide under certain circumstances, some additional securities as detailed in the agreement, including a secondary lien on assets and interests acquired through funds provided by the credit line.

               Should the Company fail to comply with all or any of said financial covenants, or upon the occurrence of an event of default (including failure to provide the additional securities), the bank shall then be entitled to demand the immediate repayment of the loan.

               Notwithstanding the aforestated, following re-evaluation of the loan agreements by and between the Company, EUN and the bank, and in light of the realization of assets during 2004 and 2005, as detailed in Note 9B.(3)a.- d. above, the bank has informed the Company and EUN that it does not require, at this stage, compliance with the financial covenants included in the agreement, with the exception of that referring to the "adjusted shareholders' equity" to the "adjusted balance sheet" ratio, and all by and through January 1, 2007 (see also Note 14D. above).

          B. As security for loans totaling $19.2 million (NIS 88.5 million) granted to the Company by another Israeli bank, the Company undertook, in favor thereof, not to pledge the majority of its shares in Elscint, without the bank's prior consent.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 17 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

D.   LIENS AND COLLATERAL (CONT.)

     (2) As security of a long term credit facility of approximately NIS 308.0 million ($66.9 million) received from an Israeli bank, Elscint undertook to comply with certain financial covenants, namely maintaining, throughout the duration of the credit, of a minimum ratio of shareholders' equity to total balance sheet assets. Elscint has registered, as a security for the credit, a first-ranking pledge in favor of the bank on the B.H. shares and granted certain additional first and second ranking pledges on shares of subsidiaries owned thereby. Elscint also undertook not to grant any floating or fixed charges of any rank, on any existing and prospective assets, in favor of third parties, without the bank's prior consent (excluding pledges of assets and/or projects granted in favor of those who financed or refinanced -the acquisition and/or execution of same). Elscint further undertook to provide additional collateral, as detailed in the agreement, including first or second ranking pledges on assets and interests acquired by means of the credit line, and all as may be required by the bank. Should Elscint fails to comply with the financial covenant, or upon the occurrence of certain events of default, then and in such events, the bank shall be entitled to demand immediate payment of the loans.

     (3)  A.   PROJECTS UNDER CREDIT FACILITIES

               Certain Project Companies which engaged in the purchase, construction or operation of hotels and/or commercial centers ("Project Companies") have secured their respective credit facilities awarded by financing banks, in a total amount of NIS 1,228 million ($266.8 million), engaged in the first or second ranking (fixed or floating) charges on property owned thereby, including right in and to real estate property as well as the financed projects, on goodwill and other intangible assets, on rights pertaining to certain contracts (including lease, operation and management agreements), on rights arising from insurance policies, and the like. Shares of Project Companies were also pledged in favor of the financing banks.

               Shareholders loans as well as any other rights and/or interests of shareholders in and to the Project Companies were subordinated to the respective credit facilities. Payment is permitted to the shareholders (including the distribution of dividends but excluding management fees) subject to fulfilling of certain preconditions.

               Certain loan agreements include an undertaking to fulfill certain financial and operational covenants ("covenants") throughout the duration of the credit, namely: achieving certain operational milestones on certain specified dates (e.g. scope of lease, etc.); complying with "a minimum debt services cover ratio", "loan outstanding amount" to secured assets value ratio; complying with certain restrictions on interest rates; maintaining certain cash balances for current operations; maintaining equity to project cost ratio and net profit to current bank's debt; occupancy percentage; average room or rental fee rates, a minimum "ratio of total room revenue per available rooms" and others.

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

          B. As of the balance sheet date, Elscint guarantees fulfillment of certain obligations relating to financing agreements of various B.H. Project Companies up to an amount equal to a certain percentage of the loan amount or the cost of construction, as applicable, up to GBP 8.3 million (NIS 65.8 million; $14.3 million). On March 2, 2006 B.H. Project Companies repaid the underlying loans as part of refinance loan - see Note 14I.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 17 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

D.   LIENS AND COLLATERAL (CONT.)

     (3)  (CONT.)

          B. As of the balance sheet date, Elscint guarantees fulfillment of certain obligations relating to financing agreements of various B.H. Project Companies up to an amount equal to a certain percentage of the loan amount or the cost of construction, as applicable, up to GBP 8.3 million (NIS 65.8 million; $14.3 million). On March 2, 2006 B.H. Project Companies repaid the underlying loans as part of refinance loan - see Note 14I.

               PC guarantees fulfillment of its Project Companies' obligations under certain loan agreements, up to an aggregate amount of E63.9 million (NIS 348.0 million; $75.6 million).

               PC and/or EUN undertook in the context of various loan agreements to supplement shareholders' equity (including shareholder loans) of the Project Companies, in accordance with the financing agreements or alternatively provide additional financing in the event of a budget overrun or should same be required for operation or maintenance of the respective project.

          C. As to bank deposits made to secure loans and guarantees received therefrom, by the Group Companies - see Notes 4 and 8 above.

     (4)  SC BUCURESTI TOURISM SA ("BUCURESTI")

          In order to secure a bank loan in the amount of NIS 119.6 million ($26.0 million) received by the controlling shareholder in Domino ("BHEE"), for the financing of investment in Bucuresti, Elscint granted a first ranking pledge on a bank deposit of NIS 64.4 million ($14.0 million) and on all rights and income deriving therefrom. In addition, BHEE granted a fixed pledge on its Domino shares and a floating charge on all Domino's assets as well as a lien on the Bucuresti shares. Elscint pledged its BHEE shares and also granted a floating charge on BHEE's assets. An undertaking was granted in favor of the financing bank, not to allow for any change in the ownership and control structure of BHEE throughout the duration of the credit. Elscint furthermore provided a guarantee, unlimited in amount, to secure BHEE's undertakings to the bank. The bank restricted its right to realize this guarantee, by linking it to the realization terms of the Bucuresti shares owned by Domino (except for certain instances as stipulated in the agreement).

     (5) Within the framework of an investment, in which Insightec has raised from existing shareholders through the issuance of convertible notes, $21.0 million (NIS 96.6 million), Insightec undertook that, so long as any note remains outstanding and until a qualified IPO of at least 25% of Insightec's shares or a financing of at least $50.0 million
          ($230.2 million) at a price per share not lower than $14.0, it will comply with certain limitations regarding dividend distributions, merger and/or asset acquisition transactions totaling $5.0 million per annum, and the like. Similarly, Insightec is obliged to meet certain financial covenants regarding a level of liquidity of at least $ 5.0 million (NIS 23.0 million) and to maintain a ratio between consolidated EBITDA (as defined in the agreement) and interest payments of not less than 1:1 for 2006, 1.5:1 for 2007 and 2:1 for 2008 and thereafter. Should Insightec does not maintain the above covenants it will be considered as default.

          Insightec further undertook with respect to the convertible notes, not to repay part of a bank loan in the amount of $5.0 million (NIS 23.0 million) until December 31, 2007. Concurrently, the Company undertook to extend the term of its guarantee through March 31, 2007 (see (6) below).

     (6) In order to secure a bank loan granted to Insightec, the Company provided a bank guarantee (inter-branch) at the amount of NIS 22.9 million ($5.0 million), valid until March 2007.

     (7) Insightec's technology developed with OCS funding is subject to transfer restrictions, which may impair its ability to sell its technology assets or to outsource manufacturing. The restrictions continue to apply even after Insightec has paid the full amount of royalties' payable for the

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

          grants. In addition, the restriction may impair Insightec's ability to consummate a merger or similar transaction in which the surviving entity is not an Israeli company.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 18 - SHARE CAPITAL

A.   COMPOSITION:

                                   ORDINARY SHARES
                              OF NIS 1.00 PAR VALUE EACH
                                     DECEMBER 31
                           -------------------------------
                                2005             2004
                           --------------   --------------
Authorized share capital    50,000,000       50,000,000
Issued and outstanding      28,226,298(*)    24,397,082(*)

(*) Including 2,842,400 shares "dormant" shares (see Note 2Q, above and section B.(iv), below) and 524,187 shares held by Elscint Ltd. (see B.(iii) below).

B.   FURTHER INFORMATION REGARDING THE SHARE CAPITAL AND DISPOSITIONS THEREIN

     (i) As of December 31, 2005, the balance of the shares includes 562,130 shares (including 276,925 shares issued by the Company to Elscint's employees and directors in the framework of the merger with Elscint -(see Note. 9B.(1) above) in exchange for unexercised 522,500 shares issued by Elscint within the framework of Elscint's employee and officers incentive plan) held by the Group's employees and directors, issued thereto, within the framework of employees and officers incentive plan ("Employees" and "2001 Plan"). The acquisition of the shares by the Employees was financed by a loan provided for such purpose by the Company, to be repaid at the end of a five-year period. The loan bears an annual interest of 6%. Any tax to which Employees may be subject as a result of the said interest shall be borne by the Company. However, the Company will not assume any liability for the payment of tax imposed, if so, in respect of the allotment of the shares and their subsequent sale. The shares are held in escrow, and will be used as sole security for repayment of the said loan. In the event an Employee elects to transfer its vested shares, whether to himself or to any other third party, then he shall be obliged to deposit an amount equal to the balance of the loan as security for its repayment.

          Should the Company distribute any dividends, with a "record" date occurring at any date during the escrow period, then the Company shall transfer to the escrow agent such dividends corresponding to the number of shares held on behalf of Employees by the escrow agent, who in turn will transfer such dividends to the respective Employees.

          On January 2006, the Company issued 42,400 ordinary shares to Employees within the framework of the 2001 Plan, out of its "dormant" shares.

          All shares held by the Employees, as of December 31, 2005, are free of any restriction ("Vested"). Following the balance sheet date, shares were exercised by Employees such that the balance thereof, as of the date immediately preceding the date of approving the financial statements ; is 375,640 shares.

     (ii) In 2001, an agreement was signed between the Company, PC and EUN as one party, and Triple-S Holdings NV ("Triple-S") as another party, under which the latter transferred to PC its rights (existing and future) to acquire shares in the commercial centers project companies. The Company issued to Triple-S, as consideration thereof, 250,000 ordinary shares. In accordance with the terms of the agreement, a valuation was carried out, on January 15, 2004, as to the market value on such date, of the issued shares (calculated based on the average price of the Company's shares on the NASDAQ during the 30 trading days prior to said date). As the market value of the shares on that date was lower than $6.0 million, the Company issued 623,362 additional ordinary shares to Triple-S (according to a resolution of the Board of Directors adopted in January 2004), such that the total value of shares issued to Triple-S would equal $6.0 million, based on the average price per share, as indicated above. An amount of NIS 18.9 million that previously recorded as a long-term liability, was charged upon the issuance of shares, to share capital and to premium on shares, respectively.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 18 - SHARE CAPITAL (CONT.)

B. FURTHER INFORMATION REGARDING THE SHARE CAPITAL AND DISPOSITIONS THEREIN (CONT.)

     (iii) In November 2004, a transaction was consummated in terms of which Elscint transferred to an institutional investor ("the Investor") 357,953 shares of the Company in consideration for 576,923 Elscint shares held by the Investor. The ratio of the share transfer was determined based on the closing price of the Company's shares on the stock exchange as at the date of the transaction ($8.4 per share). The price of Elscint's share on the NYSE as at such date was $4.3 per share. This transaction was recorded, in the Company's financial statements, as an investment in the shares of Elscint in exchange for the issuance of shares at their fair value as at the date of the transaction.

     (iv) On December 27, 2004, the Company executed a tender offer, in the framework of which it purchased 2,800,000 of its ordinary shares from its shareholders (approximately 11.5% of the Company's issued share capital), for cash consideration of $11.4 per share.

     (v) As for issuance of shares to the minority shareholders of Elscint within the framwork of a merger - see Note 9B.(1) above.

     (vi) As for issuance of shares to the Chairman of the Board of Directors as a result of exercise of warrants - see Note 20A.(4) below.

     (vii) As for sale of dormant shares by Elscint in May 2006 - See Note 24C. below,

     (viii) As for additional options plan to the Company's directors and employees, and options issued to the Executive Chairman of the Board which were approved by the Company Shareholders meeting on May 31, 2006 - See Note 20E. (i) and (ii).

C.   OUTSTANDING WARRANTS

     26,500 options which were issued to directors and officers of Elscint, against options granted to them by Elscint (see Note 9B.(1) above). The options are exercisable to 26,500 ordinary shares of the Company in consideration of NIS 38.7 per share ($8.4 per share). As of December 31, 2005 the options are fully vested. On March 2006, the options were exercised into 27,964 ordinary shares of the company (the additional 1,464 shares deriving from an adjustment in connection with the distribution of a dividend on January 17, 2006 - see note 18D below).

D.   DIVIDEND DECLARED

     (i) On March 17, 2005, the Company distributed to its shareholders a dividend in the amount of NIS 159.5 million (which represents NIS 7.28 per share; $1.69 per share). Out of the said amount: (i) NIS 3.2 million ($0.7 million) was paid to employees and is recorded as salary in these financial statements; and (ii) NIS 3.8 million ($0.9 million) was paid to Elscint in respect of its shareholding in the Company's stock.

     (ii) On January 17, 2006, the Company distributed to its shareholders a dividend in the amount of NIS 130.0 million ($28.2 million) which represents NIS 5.1 ($1.1) per share. Out of that amount: (i) NIS 3.1 million ($0.7 million) was paid to employees and will be recorded as salary in the financial statements of the first quarter of 2006; and
          (ii) NIS 2.7 million ($0.6 million) was paid to Elscint in respect of its shareholding in the Company's stock.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 19 - ADDITIONAL DETAILS CONCERNING STATEMENT OF OPERATIONS ITEMS

A.   REVENUES FROM SALE OF REAL ESTATE ASSETS, NET AND INVESTMENTS

                                             YEAR ENDED DECEMBER 31
                                  --------------------------------------------
                                                                       2005
                                                                     REPORTED
                                    2005       2004       2003     CONVENIENCE
                                  REPORTED   REPORTED   ADJUSTED   TRANSLATION
                                  --------   --------   --------   -----------
                                         (IN THOUSAND NIS)           US$'000
Sales of commercial centers (i)    223,280    131,921       --        48,508
Sales of hotels (ii)                58,381         --       --        12,683
                                   -------    -------      ---        ------
                                   281,661    131,921       --        61,191
                                   =======    =======      ===        ======

     (i) As for information as to the transactions for the sale of the commercial centers - see Note 9B.(3)a., b. & d.

          The gain generated from the transactions of 2005 include loss from realization of capital reserves from foreign currency translation adjustments in respect of realized investments (shares and shareholders' loans) amounted to NIS 39.7 million ($8.6 million). 2004 include gain from such realization amount to NIS 153.3 million.

     (ii) Within the framework of an agreement, executed on December 19, 2005, for the sale of the entire (100%) equity and voting rights in a company ("Shaw") which owns a hotel located in London, that is subject to a long-term lease agreement concluded in 2003 for a period of 25 years ("the sold hotel"), B.H. has sold all the shares and rights held by it in Shaw (30%) to an unrelated third party. The transaction reflects an asset value of L74.9 million (NIS 594.5 million;
          $129.2 million) in which the Company's share is L22.5 million
          (NIS 178.3 million; $38.8 million). Consequently, the Company recorded a gain (before tax) of NIS 58.3 million ($12.7 million) in the fourth quarter of 2005. The gain includes NIS 14.2 million ($3.1 million) from realization of capital reserves from foreign currency translation adjustments in respect of realized investments (shares and shareholders' loans).

          The book value of Shaw's assets, and the revenues and operating profits thereof, as recorded in the consolidated financial statements as of December 31, 2004 and for the year then ended, totals
          L15.9 million (NIS 126.2 million), L1.6 million (NIS 12.7 million) and L1.3 million (NIS 10.8 million), respectively.

          As part of the Company's real estate assets' liquidation process, as detailed in Note 2c. above, the Company currently examines the optimal methods for realizing its assets, considering the business opportunities currently available to it as well as certain financial conditions and other parameters (e.g. location of property, the Company's capital yield, cost of external credit, market yields, cash flow timeline, etc.)

          Accordingly, the Company executed, (or contemplated) confrom time to time, variable liquidation or deemed liquidation transaction, which differ by nature each one from the other, such as, long term lease transactions, refinance of loans attributed to specific assets, absolute sales of real estate assets, and the like.

          Although that the sold hotel constitutes a Reportable Segment, the Company's management does not consider the result of its sale as well as the results of its current operations, as "discontinuing operations", since the Company intends to continue to take steps in the future in order to liquid its real estate assets, from time to time, through means such as long term lease transactions.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 19 - ADDITIONAL DETAILS CONCERNING STATEMENT OF OPERATIONS ITEMS (CONT.)

                                                                YEAR ENDED DECEMBER 31
                                                     --------------------------------------------
                                                                                          2005
                                                                                        REPORTED
                                                       2005       2004       2003     CONVENIENCE
                                                     REPORTED   REPORTED   ADJUSTED   TRANSLATION
                                                     --------   --------   --------   -----------
                                                            (IN THOUSAND NIS)           US$'000
B.   REVENUES FROM HOTEL OPERATIONS AND MANAGEMENT

     Rooms                                            165,225    135,208    123,640      35,895
     Food, beverage and other services                 92,447     74,793     56,144      20,084
     Rental of commercial space                        12,385      8,364      9,421       2,691
                                                      -------    -------    -------      ------
                                                      270,057    218,365    189,205      58,670
                                                      =======    =======    =======      ======

C.   REVENUES FROM REALIZATION OF INVESTMENTS

     Decrease in shareholding of Insightec (i)             --     13,003     20,417          --
     Realization of investment in Algotec (ii)          1,958      3,412     24,712         425
                                                      -------    -------    -------      ------
                                                        1,958     16,415     45,129         425
                                                      =======    =======    =======      ======

(i) Derives from recording in the statement of operations, deferred income in respect of a decrease in the shareholding in Insightec (see Note 2H. above).

(ii) In November 2003 a transaction was completed within the framework of which Elscint sold to a third party its entire holding (16% fully diluted) in Algotech Systems Ltd., in consideration for an estimated total of NIS 33.7 million (following adjustments). Elscint generated NIS 30.0 million as gain from such transaction, which was recorded in the years 2003 to 2005 (see, in addition, Note 17B.(6) above).

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 19 - ADDITIONAL DETAILS CONCERNING STATEMENT OF OPERATIONS ITEMS (CONT.)

                                                         YEAR ENDED DECEMBER 31
                                              --------------------------------------------
                                                                                   2005
                                                                                 REPORTED
                                                2005       2004       2003     CONVENIENCE
                                              REPORTED   REPORTED   ADJUSTED   TRANSLATION
                                              --------   --------   --------   -----------
                                                     (IN THOUSAND NIS)           US$'000
D.   OTHER OPERATIONAL INCOME

     Sales of goods                             31,790         --         --       6,906
     Lease of assets                            12,619     13,238     13,495       2,742
                                               -------    -------    -------      ------
                                                44,409     13,238     13,495       9,648
                                               -------    -------    -------      ------

E.   COST OF COMMERCIAL CENTERS OPERATIONS

     DIRECT EXPENSES:
     Wages and fringe benefits                  13,083     18,411     13,139       2,842
     Energy costs                               15,439     40,744     40,616       3,354
     Taxes and insurance                         4,070     10,501     13,992         884
     Maintenance of property and other
        expenses                                27,564     44,902     40,843       5,989
                                               -------    -------    -------      ------
                                                60,156    114,558    108,590      13,069
                                               -------    -------    -------      ------
     OTHER OPERATING EXPENSES:
     Wages and fringe benefits                  15,882     14,929     11,473       3,450
     Advertising                                 6,292     17,820     15,275       1,367
     Doubtful debts                              1,540      9,511      6,432         335
     Other expenses                             27,190     25,713     24,781       5,908
                                               -------    -------    -------      ------
                                                50,904     67,973     57,961      11,060
                                               -------    -------    -------      ------
     DEPRECIATION OF BUILDING AND
        EQUIPMENT                               46,580     88,861     91,362      10,119
                                               -------    -------    -------      ------
                                               157,640    271,392    257,913      34,248
                                               =======    =======    =======      ======

F.   COST OF HOTEL OPERATIONS AND MANAGMENT

     DIRECT EXPENSES:
     Wages and fringe benefits                  89,118     69,194     65,033      19,361
     Food and beverages                         17,656     12,652     12,516       3,836
     Other                                      67,544     55,776     50,752      14,674
                                               -------    -------    -------      ------
                                               174,318    137,622    128,301      37,871
     OTHER OPERATING EXPENSES                   42,386     31,899     29,400       9,208
     DEPRECIATION AND AMORTIZATION              42,589     37,631     30,971       9,252
                                               -------    -------    -------      ------
                                               259,293    207,152    188,672      56,331
                                               =======    =======    =======      ======

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 19 - ADDITIONAL DETAILS CONCERNING STATEMENT OF OPERATIONS ITEMS (CONT.)

                                                                  YEAR ENDED DECEMBER 31
                                                       --------------------------------------------
                                                                                            2005
                                                                                          REPORTED
                                                         2005       2004       2003     CONVENIENCE
                                                       REPORTED   REPORTED   ADJUSTED   TRANSLATION
                                                       --------   --------   --------   -----------
                                                              (IN THOUSAND NIS)           US$'000
G.   COSTS AND EXPENSES OF MEDICAL SYSTEMS OPERATION

     COST OF SALES:
     Wages and fringe benefits                           4,384      1,093         --          952
     Materials and subcontractors                        9,524      7,352         --        2,069
     Royalties to OCS (Note 17A.(5))                     2,271      1,317         --          493
     Others                                              3,149      1,058         --          684
                                                        ------     ------      -----       ------
                                                        19,328     10,820         --        4,198
     Changes in work in process and finished goods          --       (986)        --           --
                                                        ------     ------      -----       ------
                                                        19,328      9,834         --        4,198
                                                        ------     ------      -----       ------
     MARKETING AND SELLING EXPENSES:
     Wages and fringe benefits                          10,231      3,283         --        2,223
     Advertising                                         4,976      4,033        902        1,081
     Others                                              2,471      1,950         --          537
                                                        ------     ------      -----       ------
                                                        17,678      9,266        902        3,841
                                                        ------     ------      -----       ------
     GENERAL AND ADMINISTRATIVE EXPENSES:
     Wages and fringe benefits                           4,943      3,237      2,191        1,074
     Depreciation and amortization                         302        360        376           66
     Others                                              7,326      3,342      5,251        1,592
                                                        ------     ------      -----       ------
                                                        12,571      6,939      7,818        2,732
                                                        ------     ------      -----       ------
                                                        49,577     26,039      8,720       10,771
                                                        ======     ======      =====       ======

H.   OTHER OPERATIONAL EXPENSES

     COST OF LEASE OF ASSETS                             2,802      3,175      3,510          609
                                                        ------     ------      -----       ------
     COST OF SALE OF GOODS:
        Inventories - Opening balance                    3,426         --         --          744
        Purchases                                       18,051         --         --        3,922
        Less - Inventories closing balance               8,034         --         --        1,745
                                                        ------     ------      -----       ------
                                                        13,443         --         --        2,921
     Marketing and selling expenses                     19,361         --         --        4,206
     General and administrative expenses                 3,426         --         --          744
                                                        ------     ------      -----       ------
                                                        36,230         --         --        7,871
                                                        ------     ------      -----       ------
     PROJECT INITIATION EXPENSES (*)                     7,761        480         --        1,686
                                                        ------     ------      -----       ------
                                                        46,793      3,655      3,510       10,166
                                                        ======     ======      =====       ======

(*) On April 2005, the Second Television and Radio Authority informed the joint-venture (50%), established for the purpose of submitting A bid for participating in a tender published by the Second Television and Radio Authority, that is not included among the winning groups in the tender. As a result, the Company has recorded in these financial statements a total initiation expense of approximately NIS 5.0 million ($1.1million).

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 19 - ADDITIONAL DETAILS CONCERNING STATEMENT OF OPERATIONS ITEMS (CONT.)

                                                                   YEAR ENDED DECEMBER 31
                                                        --------------------------------------------
                                                                                            2005
                                                                                          REPORTED
                                                          2005       2004       2003     CONVENIENCE
                                                        REPORTED   REPORTED   ADJUSTED   TRANSLATION
                                                        --------   --------   --------   -----------
                                                               (IN THOUSAND NIS)           US$'000
I. RESEARCH AND DEVELOPMENT EXPENSES, NET:
   Wages and fringe benefits                              26,180    20,572      17,796      5,687
   Materials and subcontractors                           20,859    16,369      25,875      4,532
   Depreciation and amortization                           5,945     5,849       4,508      1,292
   Others                                                  9,841     3,052       3,008      2,138
                                                        --------   -------    --------    -------
                                                          62,825    45,842      51,187     13,649
   Less - participation of the OCS                         3,926     7,684       7,468        853
                                                        --------   -------    --------    -------
                                                          58,899    38,158      43,719     12,796
                                                        ========   =======    ========    =======
J. GENERAL AND ADMINISTRATIVE EXPENSES
   Wages and fringe benefits                              20,436    22,873      21,794      5,041
   Depreciation and amortization                             976       968         928        212
   Others                                                 15,527    19,786      19,422      2,772
                                                        --------   -------    --------    -------
                                                          36,939    43,627      42,144      8,025
                                                        ========   =======    ========    =======
K. FINANCIAL INCOME (EXPENSES), NET
   In respect of:
      Bank loans                                        (186,264)  (68,088)   (161,215)   (40,466)
      Deposits, debentures and long- term receivables     22,356     2,082     (42,178)     4,857
   Gains (losses) from currency Transactions              14,658   (14,880)    (12,451)     3,184
   Gains (losses) on securities                              656     2,496       4,567        143
   Others (including erosion of monetary items and
      other, net)                                          2,501   (19,115)    (16,443)       543
                                                        --------   -------    --------    -------
                                                        (146,093)  (97,505)   (227,720)   (31,739)
   Financial expenses (income), net capitalized to
      buildings under construction (*)                    34,861    13,808      (9,857)     7,574
   Financial costs (income) credited to capital
      reserves from translation differences              (11,089)   30,128      25,756     (2,409)
                                                        --------   -------    --------    -------
                                                        (122,321)  (53,569)   (211,821)   (26,574)
                                                        ========   =======    ========    =======
(*)  The discount rate applicable to non-specific
     credit (see Note 2U. above)                            11.1%      3.7%      (4.0%)      11.1%
                                                        ========   =======    ========    =======

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 19 - ADDITIONAL DETAILS CONCERNING STATEMENT OF OPERATIONS ITEMS (CONT.)

                                                                       YEAR ENDED DECEMBER 31
                                                            --------------------------------------------
                                                                                                 2005
                                                                                               REPORTED
                                                              2005       2004       2003     CONVENIENCE
                                                            REPORTED   REPORTED   ADJUSTED   TRANSLATION
                                                            --------   --------   --------   -----------
                                                                  (IN THOUSAND NIS)            US$'000
L. OTHER EXPENSES, NET
   Gain from realization (repayment) of investment-type
      monetary balances in Investees (1)                         --     12,378     32,253           --
   Loss from disposition of assets and liabilities (2)      (21,836)   (12,201)    (7,808)      (4,744)
   Provision for impairment of investments and assets (2)   (24,617)   (52,620)   (30,252)      (5,348)
   Others, net (3)                                          (10,653)     1,015     (4,670)      (2,314)
                                                            -------    -------    -------      -------
                                                            (57,106)   (51,428)   (10,477)     (12,406)
                                                            =======    =======    =======      =======

(1) Throughout 2003 to 2004, certain subsidiaries have entered into agreements with foreign banks and other financial institutions for the refinancing of several real estate assets located in Europe. The borrowing companies have transferred, to their respective shareholders certain financing surplus of the credits received, as repayment of shareholders' loans. As a result, capital reserves from foreign currency translation adjustments attributed to the said shareholders' loans, were realized.

(2)  See, in addition, Notes 9A.3 and 10A -10C, above.

(3) Including a provision, at the amount of NIS 9.5 million ($2.0 million), recorded before consummation of the merger (see Note 9B.(1) above), for a loss that may result from a decrease in the Company's shareholding in Elscint, assuming realization of Elscint's employees rights to shares. The provision was recorded in accordance with Israeli GAAP, as is in effect through the end of 2005 (see Note 2d.2. above, regarding the accounting method that will be in effect as from January 1, 2006).

M.   EARNINGS PER SHARE

                                                           YEAR ENDED DECEMBER 31
                                                --------------------------------------------
                                                                                     2005
                                                                                   REPORTED
                                                  2005       2004       2003     CONVENIENCE
                                                REPORTED   REPORTED   ADJUSTED   TRANSLATION
                                                --------   --------   --------   -----------
                                                      (IN THOUSAND NIS)            US$'000
1. BASIC EARNINGS PER SHARE
   Earnings (loss) from continuing operations    81,648     36,537    (124,154)     17,738
                                                 ======     ======    ========      ======
   Earnings from discontinuing operations         5,917      6,810      12,073       1,285
                                                 ======     ======    ========      ======
   Weighted average number of shares
      (in thousands)                             22,282     23,025      22,337      22,282
                                                 ======     ======    ========      ======

2. DILUTED EARNINGS PER SHARE
   Net income (loss)                             86,943     43,347    (112,081)     18,888
                                                 ======     ======    ========      ======
   Weighted average number of shares
      (in thousands)                             22,282     23,925      22,337      22,282
                                                 ======     ======    ========      ======

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 20 - RELATED PARTIES

A.   TRANSACTIONS

     (1)  COMPONENTS:

                                                           YEAR ENDED DECEMBER 31
                                                --------------------------------------------
                                                                                     2005
                                                                                   REPORTED
                                                  2005       2004       2003     CONVENIENCE
                                                REPORTED   REPORTED   ADJUSTED   TRANSLATION
                                                --------   --------   --------   -----------
                                                      (IN THOUSAND NIS)            US$'000
General and administrative expenses (I)           8,810      7,570      10,161      1,914
Project expenses (coordination, supervision
   and aviation services) - charged, mainly
   to cost of the fixed assets (II)              18,486     25,045       7,730      4,016
Cost of construction of the Arena - charged
   to the cost of the fixed assets                   --      7,800     154,039         --

          (I)  INCLUDES:

                                                           YEAR ENDED DECEMBER 31
                                                --------------------------------------------
                                                                                     2005
                                                                                   REPORTED
                                                  2005       2004       2003     CONVENIENCE
                                                REPORTED   REPORTED   ADJUSTED   TRANSLATION
                                                --------   --------   --------   -----------
                                                      (IN THOUSAND NIS)            US$'000
A. BENEFITS GRANTED TO RELATED PARTIES,
   AS FOLLOWS:
   PAYMENTS TO DIRECTORS:
      Non-employee -
         Cost                                       352        386        316          76
                                                  =====      =====      =====       =====
         Number of recipients                         4          5          5
                                                  =====      =====      =====
      Employed -
         Cost                                     7,444      6,375      6,926       1,674
                                                  =====      =====      =====       =====
         Number of recipients                         3          3          3
                                                  =====      =====      =====
B. PARTICIPATION IN JOINT EXPENSES (*)              792        471      1,946         172
                                                  =====      =====      =====       =====

(*) based on an agreement for the cost allocation between the group companies, which was in force through December 31, 2005.

          (II) See Note 17A(3), above and item (8), below.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 20 - RELATED PARTIES (CONT.)

A.   TRANSACTIONS (CONT.)

     (2) On March 2005 an amendment in the Chairman's monthly cost of employment to NIS 220,000 ($47,820), was approved at the Company's general shareholders' meeting, with effect as from January 1, 2005. As for aprroval of services agreement with a company controlled by the Chairman commencing retroctively on August 1, 2005 - See Note 20 F.
          (iii).

     (3) Shares and warrants issued to related parties - see Notes 9B.(2) above.

     (4) In September 2004, Company's shareholders' meeting approved a 1-year extension to the exercise period of the options issued to the Chairman of the Board of Directors (through September 8, 2005). The exercise price was determined to NIS 45.7 per warrant (instead of NIS 44.0). Other conditions of the options remain unchanged. The computed theoretical economic value of the options, based on the "Black-Scholes" model, totaled as of June 22, 2004 (the Board of Directors' resolution in respect of the change in exercise terms) NIS
          1.5 million (calculated on the basis of a 37% annual standard deviation and 6% annual capitalization rate). The closing price of the Company's share on the Tel Aviv Stock Exchange and on the NASDAQ, immediately prior to the Board of Directors' resolution as to the change was NIS 37.3 and $8.4, respectively. In February 2005, the options were exercised into 350,000 ordinary shares of the Company, in consideration of $3.5 million.

     (5) The directors and officers of the Company, of EIL and its Group companies and of companies in which directors serve on behalf of the Company, are covered through October 2006 by insurance of up to $40.0 million (per event and for the period) in respect of their liability (the coverage amount for EIL amounts up to $10.0 million). The coverage is within the framework of a joint insurance policy for the EIL Group companies. The allocation of the insurance costs between the Company and its subsidiaries (92%) and EIL (8%) was approved by the Audit Committee of the Company as a reasonable allocation in this specific circumstances.

          On December 2005 the audit committee and the Board of Directors of the Company resolved to approve the coverage of liability of the Chairman of the Company's Board of Directors under the above insurance policy, in terms of a framework resolution of the Company's general meeting effective through December 31, 2008.

     (6)  As for directors' indemnification - see Note 17C.(1) and (2) above.

     (7) EIL acquired a "Run off" insurance policy covering itself, the Company and Elscint, up to $20.0 million over the coverage of $40.0 million included in the additional policies, and all through September 2006. Premium for said insurance totals $810,000 for the entire six year duration of coverage (33% for each company). The insurance covers officers who served in the companies through May 1999 and in respect of events occurring prior thereto subject to same neither being reported nor known in May 1999.

     (8) Subsidiaries receive, from time to time, aviation services from Jet Link Ltd. - a company controlled by Control Centers - for purposes of their activities and operations, in exchange for a payment based on Jet Link's price list, net of a discount of at least 5%. Due to our increasing business needs, the Company purchased during 2005 and 2004 additional approximately 200 and 70 flight hours from Jet Link, respectively under the same terms. The purchase of the additional flight hours was approved by the Audit Committee and the Board of Directors as a non-extraordinary transaction within the meaning of the Israeli Companies Law.

     (9) The Company and Elscint lease office space from Control Centers at customary commercial terms.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 20 - RELATED PARTIES (CONT.)

B.   BALANCES

                                                     DECEMBER 31
                                          ---------------------------------
                                                                   2005
                                                                 REPORTED
                                            2005       2004     CONVENIENCE
                                          REPORTED   REPORTED   TRANSLATION
                                          --------   --------   -----------
                                           (IN THOUSAND NIS)      US$'000
ASSETS:
   Receivables and other debit accounts     3,186       521        1,649

LIABILITIES:
   Payables and other credit accounts       3,153       830        1,644

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

F. On March 29, 2006 the Company's Audit Committee and its Board of Directors approved the following decisions:

     (i) The grant of up to 1,000,000 non-marketable options to the employees, directors and officers of the Company and companies under its control, directly or indirectly. In accordance with the terms of the plan 353,500 options were approved for grant to all the Company's directors except the Executive Chairman, and the remaining shall be granted to the Company's employees and officers ("the Offerees")

          The Options will be granted to the Offerees for no consideration. The exercise price per Option will be the lower of: (i) NIS 83.71, which constitutes the average closing price of the Shares on the Tel Aviv Stock Exchange ("TASE") during the 30-trading day period preceding March 29, 2006; or (ii) the average closing price of the Shares on the TASE during the 30-trading day period preceding the date of grant of the Options. (The "Exercise Price")

          The Options may be exercised into shares of the Company in such manner that the on the exercise date the Company will issue to each Offerees shares equivalent to the gain from the realization of the options (i.e.: the difference between the opening price of the shares on the TASE on the exercise date, provided however, that such price will not exceeds 166% of the Exercise Price ("Share price"), less the Exercise Price) divided by the Share Price. Accordingly, the maximum number of shares issuable upon exercise of all of the options that may be granted under the Plan is 397,590.

          The vesting period of the options will occur ratably over a three years period (33.33% of the Options shall vest on each of the first three anniversaries of the date of grant (the "Vesting Periods"). The options will expired after five years from the date of grant.

          The issuance of options under the plan is subject to the fulfillment of certain conditions, including the approval of the Israeli tax authority to the plan. As of the date hereof, no options have been issued under the Plan.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 20 - RELATED PARTIES (CONT.)

F.   (CONT.)

     (ii) The Grant of 350,000 non-marketable options to the Company's Executive Chairman of the Board who is also considered the indirect controlling shareholder of the Company, exercisable into 350,000 shares. The exercise price of each option shall equal 125% of the average closing price in NIS of the Company's shares on the TASE during the 30-trading day period preceding the date of grant of the options (the "Exercise Price") which is equal to NIS 137.4 per share. The Options will become exercisable immediately upon their grant and will remain exercisable for a period of three years thereafter (the "Exercise Term").

     (iii) The approval of a service agreement with a company controlled (directly or indirectly) by its Executive Chairman of the Board (the "Management Company" and the "Chairman" respectively) according to which, the Management Company will provide the Company with Executive Chairman services (the "Services"). The Management Company may provide the Services to private subsidiaries and/or affiliates of the Company. In accordance with the term of the agreement, the Services will be provided by the Chairman only, as an employee of the Management Company and the Chairman will devote at least 80% of his time, skills and efforts to his position as Executive Chairman of the Company. The control over the Management Company will not be changed during the term of the Service Agreement.

          In consideration for the Chairman services the Company will pay the Management Company a monthly amount of U.S.$50 thousand (NIS 230.0 thousands) as well as reimbursement of direct expenses incurred with the provision of the Services.

          In accordance with the terms of the service agreement, the Management Company will be the sole employer of Chairman and no employer-employee relationship will exist between the Chairman and the Company. The Management Company has agreed to indemnify the Company with respect to any amount, rights or benefits the Company would be required to pay the Chairman including legal fees, in connection with any determination by the labor court and/or any other competent authority that the Chairman was or is an employee of the Company during the term of the Service Agreement. The Service Agreement is for a five-year term commencing retroactively on August 1, 2005.

          The Chairman has guaranteed all of the Management Company's obligations as far as they relate to it and has further guaranteed the Management Company's indemnification undertakings and responsibility for damages.

     (iv) Approval of bonus payments for the fiscal years commencing January 1,2006 to the Chairman which will be paid following the approval of the Company's annual audited consolidated financial statements and will be calculated, as follows: (i) 0% of the first NIS 100 million of the annual consolidated pre- tax profits of the Company ("Profits");
          (ii) 3% of Profits between NIS 100 million and NIS 125 million; (iii) 3.5% of Profits between NIS 125 million and NIS 150 million; and (iv) 4% of Profits exceeding NIS 150 million.

     (v) Approval of bonus payments for the fiscal years commencing January 1,2006 to two of the Company's employed directors which will be paid following the approval of the Company's annual audited consolidated financial statements and will be calculated, as follows: (i) 0.75% of the first NIS 125 million of the annual consolidated pre-tax profits of the Company ("Profits"); (ii) 0.875% of Profits between NIS 125 million and NIS 150 million; and (iii) 1% of Profits exceeding NIS 150 million.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 20 - RELATED PARTIES (CONT.)

F.   (CONT.)

     (vi) Approval of an agreement with Control Centers according to which the Company will receive from Control Centers (either directly or through its subsidiaries or affiliates) coordination, planning, execution and supervision services (the "Services") over real estate projects of the Company and/or its subsidiaries and/or affiliates in consideration for a fee equal to 5% of the actual execution costs (excluding land acquisition costs, financing cost and the consideration for Control Centers under the agreement)of each such project ("Supervision Fees"). The agreement will apply to real estate projects whose initiation will begin following the approval of the agreement by the Company's shareholders and to three other real estate projects which are currently under early stage of development. ("Real Estate Projects")

          Supervision Fees will be paid in installments upon the meeting of milestones as stipulated in the agreement. In addition, the Company will reimburse Control Centers for all reasonable costs incurred in connection with the services rendered thereby, not to exceed a total of E75 thousand (NIS 408.0 thousands) per Real Estate Project.

          If the purpose of a Real Estate Project is changed for any reason prior to the completion of the project or if the development of the Real Estate Project is terminated for any reason (including the sale of the Real Estate Project), the payment to Control Centers will be calculated as a percentage of the budget for the project and provided that such percentage shall not exceed the percentage determined for the next milestone of the project had it had continued as planned. The calculation of such payments to Control Centers will be subject to the approval of an external accountant and the approval of the Audit Committee and Board of Directors.

          In addition, the Company and/or its subsidiaries and/or affiliates may also purchase from Control Centers through Jet Link Ltd. up to 125 flight hours per calendar year in consideration for payments to Jet Link in accordance with its price list deducted by a 5% discount. This Agreement does not derogate from a previous agreement entered into between the Company and Jet Link Ltd. for the purchase by the Company of aviation services. See Note 17A.(3)b.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 21 - BUSINESS AND GEOGRAPHIC SEGMENTS

DATA REGARDING BUSINESS SEGMENTS

A.   PRIMARY REPORTING -
     YEAR ENDED DECEMBER 31, 2005

                                                  COMMERCIAL
                                                      AND
                                                  ENTERTAIN-                 IMAGE      LEASE
                                                     MENT                    GUIDED      OF        OTHER
                                                    CENTERS      HOTELS    TREATMENT   ASSETS   ACTIVITIES     TOTAL
                                                  ----------   ---------   ---------   ------   ----------   ---------
                                                                                REPORTED
                                                                            (IN THOUSAND NIS)
YEAR ENDED DECEMBER 31 2005:
REVENUES                                             366,237     270,057     75,713    71,000      33,748      816,755
                                                   =========   =========    =======    ======     =======    =========
OPERATING INCOME (LOSS) BY SEGMENT                   189,093        (156)   (34,950)   68,199     (34,739)     187,447
                                                   =========   =========    =======    ======     =======
Share in associates' results                             220                                      (12,248)     (12,028)
                                                   =========                                      =======
Less - unallocated general and administrative
   expenses                                                                                                    (36,939)
Financial expenses, net                                                                                       (122,321)
                                                                                                             ---------
INCOME BEFORE TAXES ON INCOME                                                                                   16,159
Taxes on income                                                                                                  7,798
                                                                                                             ---------
INCOME AFTER TAXES ON INCOME                                                                                     8,361
Minority interest in results of subsidiaries,
   net                                                                                                          73,287
                                                                                                             ---------
INCOME FROM CONTINUING OPERATION                                                                                81,648
INCOME FROM DISCONTINUING OPERATION                                                                              5,917
CUMMULATIVE EFFECT OF ACCOUNTING CHANGE AT THE
   BEGINNING OF THE YEAR                                                                                          (622)
                                                                                                             ---------
NET INCOME                                                                                                      86,943
                                                                                                             =========
PURCHASE COST OF SEGMENT FIXED (TANGIBLE AND
   INTANGIBLE) ASSETS (*)                            507,248     128,639     11,121                46,269
                                                   =========   =========    =======               =======
DEPRECIATION AND AMORTIZATION OF SEGMENT ASSETS       58,082      42,589      9,945     2,636       2,263
                                                   =========   =========    =======    ======     =======
PROVISION FOR IMPAIRMENT OF INVESTMENTS AND
   ASSETS                                              4,128       5,617                           13,883
                                                   =========   =========                          =======
DECEMBER 31 2005:
TOTAL SEGMENT ASSETS (*)                           1,375,577   1,485,138     56,942        --      26,752    2,944,409
                                                   =========   =========    =======    ======     =======
INVESTMENT ON THE EQUITY BASIS                        16,515                                       40,280       56,795
                                                   =========                                      =======
UNALLOCATED ASSETS                                                                                             784,913
                                                                                                             ---------
                                                                                                             3,786,117
                                                                                                             =========
SEGMENT LIABILITIES                                  111,179      60,273     40,666        --       8,275      220,393
                                                   =========   =========    =======    ======     =======
UNALLOCATED LIABILITIES                                                                                      2,498,865
                                                                                                             ---------
                                                                                                             2,719,258
                                                                                                             =========

(*) As for the balance of assets under construction and changes therein, during the reporting year - see Note 10A., above.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS

NOTE 21 - BUSINESS AND GEOGRAPHIC SEGMENTS (CONT.)

DATA REGARDING BUSINESS SEGMENTS (CONT.)

A.   PRIMARY REPORTING (CONT.) -
     YEAR ENDED DECEMBER 31, 2005 (CONT.)

                                                                         CONVENIENCE TRANSLATION
                                                  --------------------------------------------------------------------
                                                  COMMERCIAL
                                                      AND
                                                  ENTERTAIN-                 IMAGE      LEASE
                                                     MENT                    GUIDED      OF        OTHER
                                                    CENTERS      HOTELS    TREATMENT   ASSETS   ACTIVITIES     TOTAL
                                                  ----------   ---------   ---------   ------   ----------   ---------
                                                                                REPORTED
                                                                                (US$'000)
YEAR ENDED DECEMBER 31 2005:
REVENUES                                             79,565      58,670      16,449    15,425      7,331      177,440
                                                    =======     =======      ======    ======     ======
OPERATING INCOME (LOSS) BY SEGMENT                   41,080         (34)     (7,593)   14,816     (7,547)      40,722
                                                    =======     =======      ======    ======     ======
Share in associates' results                             48                                       (2,661)      (2,613)
                                                    =======                                       ======
Less - unallocated general and administrative
   expenses                                                                                                    (8,025)
Financial expenses, net                                                                                       (26,574)
                                                                                                              -------
INCOME BEFORE TAXES ON INCOME                                                                                   3,510
Taxes on income                                                                                                 1,694
                                                                                                              -------
INCOME AFTER TAXES ON INCOME                                                                                    1,816
Minority interest in results of subsidiaries,
   net                                                                                                         15,922
                                                                                                              -------
INCOME FROM CONTINUING OPERATION                                                                               17,738
INCOME FROM DISCONTINUING OPERATION                                                                             1,285
CUMMULATIVE EFFECT OF ACCOUNTING CHANGE AT THE
   BEGINNING OF THE YEAR                                                                                         (135)
                                                                                                              -------
NET INCOME                                                                                                     18,888
                                                                                                              =======
PURCHASE COST OF SEGMENT FIXED (TANGIBLE AND
   INTANGIBLE) ASSETS (*)                           110,200      27,947       2,416               10,052
                                                    =======     =======      ======               ======
DEPRECIATION AND AMORTIZATION OF SEGMENT ASSETS      12,618       9,252       2,160       573        492
                                                    =======     =======      ======    ======     ======
PROVISION FOR IMPAIRMENT OF INVESTMENTS AND
   ASSETS                                               897       1,220                            3,016
                                                    =======     =======                           ======
DECEMBER 31 2005:
TOTAL SEGMENT ASSETS (*)                            298,844     322,646      12,371        --      5,810      639,671
                                                    =======     =======      ======    ======     ======
INVESTMENT ON THE EQUITY BASIS                        3,588                                        8,751       12,339
                                                    =======                                       ======
UNALLOCATED ASSETS                                                                                            170,522
                                                                                                              -------
                                                                                                              822,532
                                                                                                              =======
SEGMENT LIABILITIES                                  24,154      13,094       8,835        --      1,798       47,881
                                                    =======     =======      ======    ======     ======
UNALLOCATED LIABILITIES                                                                                       542,877
                                                                                                              -------
                                                                                                              590,758
                                                                                                              =======

(*) As for the balance of assets under construction and changes therein, during the reporting year - see Note 10A., above.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 21 - BUSINESS AND GEOGRAPHIC SEGMENTS (CONT.)

DATA REGARDING BUSINESS SEGMENTS (CONT.)

A.   PRIMARY REPORTING (CONT.)
     - YEAR ENDED DECEMBER 31, 2004

                                                  COMMERCIAL AND                 IMAGE      LEASE
                                                   ENTERTAINMENT                 GUIDED       OF        OTHER
                                                      CENTERS        HOTELS    TREATMENT    ASSETS   ACTIVITIES     TOTAL
                                                  --------------   ---------   ---------   -------   ----------   ---------
                                                                                   REPORTED
                                                                              (IN THOUSAND NIS)
YEAR ENDED DECEMBER 31 2004:
REVENUES                                               443,814       218,365    57,052      13,238      3,412       735,881
                                                     =========     =========    ======     =======    =======     =========
OPERATING INCOME (LOSS) BY SEGMENT                     124,703        11,513    (7,099)     10,063     (1,123)      138,057
                                                     =========     =========    ======     =======    =======
Share in associates' results                             2,890                                        (18,858)      (15,968)
                                                     =========                                        =======
Less - unallocated general and administrative
   expenses                                                                                                         (43,627)
Financial expenses, net                                                                                             (53,569)
                                                                                                                  ---------
INCOME BEFORE TAXES ON INCOME                                                                                        24,893
Taxes on income                                                                                                      15,804
                                                                                                                  ---------
INCOME AFTER TAXES ON INCOME                                                                                          9,089
Minority interest in results of subsidiaries,
   net                                                                                                               27,448
                                                                                                                  ---------
INCOME FROM CONTINUING OPERATION                                                                                     36,537
INCOME FROM DISCONTINUING OPERATION                                                                                   6,810
                                                                                                                  ---------
NET INCOME                                                                                                           43,347
                                                                                                                  =========
PURCHASE COST OF SEGMENT FIXED (TANGIBLE AND
   INTANGIBLE) ASSETS (*)                              199,369       161,361       511
                                                     =========     =========   =======
DEPRECIATION AND AMORTIZATION OF SEGMENT ASSETS         94,257        37,631     6,069       2,895
                                                     =========     =========   =======     =======
PROVISION FOR IMPAIRMENT OF INVESTMENTS AND
   ASSETS                                               36,668        10,025                            3,876
                                                     =========     =========                          =======
DECEMBER 31 2004:
TOTAL SEGMENT ASSETS (*)                             2,028,028     1,522,842    51,198     129,914     14,678     3,746,660
                                                     =========     =========    ======     =======    =======
INVESTMENT ON THE EQUITY BASIS                          16,685                                         40,245        56,930
                                                     =========                                        =======
UNALLOCATED ASSETS                                                                                                  716,689
                                                                                                                  ---------
                                                                                                                  4,520,279
                                                                                                                  =========
SEGMENT LIABILITIES                                    165,638        45,352    27,432       8,311                  246,733
                                                     =========     =========    ======     =======
UNALLOCATED LIABILITIES                                                                                           3,038,891
                                                                                                                  ---------
                                                                                                                  3,285,624
                                                                                                                  =========

(*) As for the balance of assets under construction and changes therein, during the reporting year - see Note 10A., above.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 21 - BUSINESS AND GEOGRAPHIC SEGMENTS (CONT.)

DATA REGARDING BUSINESS SEGMENTS (CONT.)

A.   PRIMARY REPORTING (CONT.)
     - YEAR ENDED DECEMBER 31, 2003

                                                  COMMERCIAL AND                 IMAGE      LEASE
                                                   ENTERTAINMENT                 GUIDED       OF        OTHER
                                                      CENTERS        HOTELS    TREATMENT    ASSETS   ACTIVITIES     TOTAL
                                                  --------------   ---------   ---------   -------   ----------   ---------
                                                                                   ADJUSTED
                                                                              (IN THOUSAND NIS)
YEAR ENDED DECEMBER 31 2003:
REVENUES                                               347,056       189,205     20,412     13,495     24,717       594,885
                                                     =========     =========    =======    =======    =======     =========
OPERATING INCOME (LOSS) BY SEGMENT                      96,134       (10,943)   (32,016)     9,985     18,714        81,874
                                                     =========     =========    =======    =======    =======
Share in associates' losses                                                                           (20,951)      (20,951)
                                                                                                      =======
Less - unallocated general and administrative
   expenses                                                                                                         (42,144)
Financial expenses, net                                                                                            (211,821)
                                                                                                                  ---------
LOSS BEFORE INCOME TAXES                                                                                           (193,042)
Tax benefit                                                                                                         (20,217)
                                                                                                                  ---------
LOSS AFTER TAXES ON INCOME                                                                                         (172,825)
Minority interest in results of subsidiaries,
   net                                                                                                               48,671
                                                                                                                  ---------
LOSS FROM CONTINUING OPERATION                                                                                     (124,154)
INCOME FROM DISCONTINUING OPERATION                                                                                  12,073
                                                                                                                  ---------
LOSS FOR THE YEAR                                                                                                  (112,081)
                                                                                                                  =========
PURCHASE COST OF SEGMENT FIXED (TANGIBLE AND
   INTANGIBLE) ASSETS(*)                               348,413       176,960      1,593      2,186         --
                                                     =========     =========    =======    =======    =======
DEPRECIATION AND AMORTIZATION OF SEGMENT ASSETS        104,471        34,619      5,304      2,994         --
                                                     =========     =========    =======    =======    =======
PROVISION FOR IMPAIRMENT OF INVESTMENTS AND
   ASSETS                                               12,215        15,597         --         --      1,155
                                                     =========     =========    =======    =======    =======
DECEMBER 31 2003:
TOTAL SEGMENT ASSETS (*)                             3,401,171     1,270,257     48,465    119,979     21,936     4,861,808
                                                     =========     =========    =======    =======    =======
EQUITY METHOD INVESTMENT                                27,321                                         58,305        85,626
                                                     =========                                        =======
UNALLOCATED ASSETS                                                                                                  580,141
                                                                                                                  ---------
                                                                                                                  5,527,575
                                                                                                                  =========
SEGMENT LIABILITIES                                     81,875        53,147     20,487      7,718        431       163,658
                                                     =========     =========    =======    =======    =======
UNALLOCATED LIABILITIES                                                                                           3,938,665
                                                                                                                  ---------
                                                                                                                  4,102,323
                                                                                                                  =========

(*) As for the balance of assets under construction and changes therein, during the reporting year - see Note 10A, above.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS

NOTE 21 - BUSINESS AND GEOGRAPHIC SEGMENTS (CONT.)

DATA REGARDING BUSINESS SEGMENTS (CONT.)

B.   SECONDARY REPORTING

                                REVENUES BY GEOGRAPHICAL MARKETS
                                     YEAR ENDED DECEMBER 31
                          --------------------------------------------
                                                               2005
                                                             REPORTED
                            2005       2004       2003     CONVENIENCE
                          REPORTED   REPORTED   ADJUSTED   TRANSLATION
                          --------   --------   --------   -----------
                                 (IN THOUSAND NIS)           US$'000
Israel                      92,226     71,678     65,235      20,036
West Europe                304,731    203,615    181,668      66,203
East and central Europe    359,420    414,457    346,200      78,084
Others                      60,378     46,131      1,782      13,117
                           -------    -------    -------     -------
                           816,755    735,881    594,885     177,440
                           =======    =======    =======     =======

                                    PURCHASE COST OF SEGMENT
                             FIXED (TANGIBLE AND INTANGIBLE) ASSETS
                                     YEAR ENDED DECEMBER 31
                          --------------------------------------------
                                                               2005
                                                             REPORTED
                            2005       2004       2003     CONVENIENCE
                          REPORTED   REPORTED   ADJUSTED   TRANSLATION
                          --------   --------   --------   -----------
                                 (IN THOUSAND NIS)           US$'000

Israel                      24,780     25,353    188,954       5,383
West Europe                 73,952    143,904    171,570      16,066
East and central Europe    594,543    191,984    168,628     129,165
                           -------    -------    -------     -------
                           693,275    361,241    529,152     150,614
                           =======    =======    =======     =======

                                     SEGMENT ASSETS
                                 YEAR ENDED DECEMBER 31
                          -----------------------------------
                                                      2005
                                                    REPORTED
                             2005        2004     CONVENIENCE
                           REPORTED    REPORTED   TRANSLATION
                          ---------   ---------   -----------
                            (IN THOUSAND NIS)       US$'000
Israel                      648,441     702,659     140,874
West Europe               1,252,253   1,437,807     272,051
East and central Europe   1,070,260   1,637,524     232,514
Others                       30,050      25,600       6,528
                          ---------   ---------     -------
                          3,001,004   3,803,590     651,967
                          =========   =========     =======

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS

NOTE 22 - DISCONTINUING OPERATIONS

A. Following the sale of the diagnostic ultrasound activity, previously conducted by subsidiaries and the sale of Nuclear Medicine (NM), Magnetic Resonance Imaging (MRI) and Computerized Tomography (CT) activities by Elscint, the Group's core activity in these areas was, during 1998, terminated. The results from same have therefore been presented in the statements of operations, as discontinuing operation. Balances included in the statement of operations and/or dispositions in balance sheet items through the reported years, reflect primarily settlements or resolution of disputes and/or lawsuits and/or certain claims relating to the ultrasound, CT and MRI businesses and the ultimate sale thereof by Elscint.

B. The following table states composition of assets, liabilities, income and expenses relating to the discontinuing operations in previous years:

                                                   DECEMBER 31
                                        ---------------------------------
                                                                  2005
                                                                REPORTED
                                          2005       2004     CONVENIENCE
                                        REPORTED   REPORTED   TRANSLATION
                                        --------   --------   -----------
                                         (IN THOUSAND NIS)      US$'000
CURRENT ASSETS
Receivable and other debit accounts       2,276      2,577          494
LONG-TERM INVESTMENTS AND RECEIVABLES    10,331     12,123        2,245
                                         ------     ------       ------
                                         12,607     14,700        2,739
                                         ======     ======       ======
CURRENT LIABILITIES
Payables and other credit accounts       62,430     71,986       13,563
                                         ======     ======       ======

                                                     YEAR ENDED DECEMBER 31
                                          --------------------------------------------
                                                                               2005
                                                                             REPORTED
                                            2005       2004       2003     CONVENIENCE
                                          REPORTED   REPORTED   ADJUSTED   TRANSLATION
                                          --------   --------   --------   -----------
                                                 (IN THOUSAND NIS)           US$'000
Financial income (expenses), net           (5,236)     2,512      6,463      (1,138)
Other income, net                          14,266      8,555     10,600       3,099
                                           ------     ------     ------      ------
                                            9,030     11,067     17,063       1,961
Minority interest                          (3,113)    (4,257)    (4,990)       (676)
                                           ------     ------     ------      ------
NET INCOME FROM DISCONTINUING OPERATION     5,917      6,810     12,073       1,285
                                           ======     ======     ======      ======

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 23 - FINANCIAL INSTRUMENTS

A.   CURRENCY TRANSACTIONS AT DECEMBER 31, 2005

     SWAP TRANSACTIONS

     Two companies within the B.H. Group have entered into a Swap transaction with a foreign financial institution (which granted thereto a variable-interest bearing loan), with respect to the interest rate on the loan principal, namely the determination thereof at a fixed 5.1% interest rate through 2009. The Company's share in the principal amount of the loan and in the fair value of the transaction (liability) as of December 31, 2005, based on the market valuation of transactions similar thereto (considering all terms and conditions thereof), totals E35.6 million (NIS
     193.9 million; $42.1 million) and E0.5 million (NIS 2.7 million; $0.6 million), respectively.

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

     As for the presentation of long-term balances not under market conditions - see Note 2K.

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

     As for transaction for the sale of commercial centers to Klepierre in 2004 and in 2005 - See Note 9B(3) a. and d.Debts included in the framework of long-term receivables - see Note 8A above.

D.   INTEREST-RATE RISKS

     As for interest rates - see Notes 3, 4, 8, 9, 12 and 14 above.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 24 - MATERIAL SUBSEQUENT EVENTS (UNAUDITED)

A. On April 11, 2006, third party shareholder of Domino (see Note 9B.(4)) filed a claim against Elscint, the Chairman of the Board of Directors of Elscint, Elscint's office holders and against companies controlled by Elscint.

     In the framework of this claim, the court has been asked to declare that the third party shareholder is the legal owner of 20% of Domino's shares, to enforce the MOU signed by the parties and to order the defendants to pay damages in the amount of NIS 25 million ($5.5 million).A statement of defense has not yet been filed.

     Management of the Company believes - based, inter alia, on legal opinion that chances are good that the claim would be dismissed either partially or in its entirety.

B. In May 25, 2006, the Plaintiff filed an additional lawsuit to the law suits described in Note 17B.(7) in the District Court in Tel-Aviv-Jaffa against the Company, Mr. Zisser and/or Control Centers and/or the Company's board members and/or the management companies related to Mr. Zisser and Control Centers, requesting the court to state the annulment of any decision made by the Company for granting of any benefits to Mr. Zisser and/or Control Centers using shares the subject of Plaintiff's claimed.

     Alternatively, the Plaintiff requested the court to determine that the Plaintiff's claimed rights to the Company's shares will be taken into account as an opposing side to any decision made in any general meetings of the Company, while reserving the Plaintiff's rights to take legal proceedings to prevent infringement of his rights as a minority shareholder in the company. Alternatively, the Plaintiff requested the court to determine that in every general meeting that convenes for determining the above stated decisions, the Plaintiff's claimed rights to the Company's shares will not be considered as taking any side in the decisions, while reserving his above legal rights.

     Management, based on a legal advice received, is of the opinion that it is not possible at this early stage to estimate the outcome of the claim.

C. On May 17, 2006, Elscint sold 524,187 dormant shares of the Company in consideration for NIS 115 for each share, through a private transaction. Accordingly, the Company's shareholders' equity will increase in the amount of NIS 60 million.

     Prior to the reported transaction, these shares did not have voting rights inasmuch as they were held by a subsidiary of the Company. However, following the transaction the shares sold will enjoy full equity and voting rights.

D.   As for non-convertible debentures issuance in March 2006 - see Note 14H.

E. On April 11, 2006 the Company was informed that on April 5, 2006 the Company and PC were served with a summary procedure claim before the District Court of Tel-Aviv by third party in term of which, the Court was requested to order the Company and PC to pay the plaintiff an amount of NIS
     10.8 million ($2.3 million) as an intermediary fee for the sale by PC to Klepierre of commercial centers in Poland and Czech Republic.(See Note9B.
     (3)d.)

     An application for leave to defend has not yet been filed. The Company and PC filed a motion to strike out this claim in limine or alternatively to strike out the title "summary procedure".

     Management of the Company believes - based, inter alia, on legal opinion - that chances are good that the claim would be dismissed either partially or in its entirety.

F.   As for refinance loan agreement signed on March 2, 2006 - see Note 14I.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 24 - MATERIAL SUBSEQUENT EVENTS (UNAUDITED) (CONT.)

G. As for related party transactions approved by the Company's Audit Committee and its Board of Directors in March and April 2006 - see Note 20F. On May 31, 2006 the Company's shareholders meeting approved the audit committee and the Board resolution described in Note 20F save that the Exercise Price of the options granted to the Company's employees, directors and officers (See Note 20 F (i)) will be NIS 100.0.

H. In May 2006, the Budapest General Assembly approved the amendment to the local town-planning scheme ("KSZT"), which approves the construction plans for the Obuda island (see Note 9B.(3)f.). Formal regulatory approvals of the KSZT modification contained in the Budapest General Assembly resolution are currently pending. As part of the above approval provided, the target Company has undertaken to ensure the traffic connections to, from and within the island and to develop details landscape works. The additional investment required in consideration of the aforementioned projects is estimated in approximately E55 million.

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Israel ("Israeli GAAP"), which differ, in certain significant respects, from those generally accepted in the United States ("U.S. GAAP"), as follows:

A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP

     1.   EFFECT OF INFLATION

          In accordance with Israeli GAAP. Through December 31, 2003, the Company's financial statements were prepared in adjusted values (in NIS of constant purchase power), on the basis of changes in the consumer price index ("Inflation" and "CPI"), in accordance with Opinions No. 36 and 50 of the ICPAI ("Opinion 36" and "Opinion 50"). On January 1, 2004, Accounting Standard No. 12 of the IASB came into effect ("Standard 12"). In accordance with the provisions of Standard 12, adjustment of financial statements to the inflation shall cease commencing January 1, 2004. Adjusted amounts of non-monetary items which were included in the balance sheet of December 31, 2003, are to be used as the basis for the nominal financial reporting as of and from January 1, 2004. Amounts presented in the financial statements for periods commencing January 1, 2004 were, therefore, included in values to be hereinafter referred to as "Reported amounts". For the basis of presentation and principles of the adjustment - see Note 2A., above.

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

     3.   DEFERRED TAX

          A.   DEFERRED TAXES IN RESPECT OF INFLATION ADJUSTMENT

               In accordance with Israeli GAAP. Through December 31, 2004 deferred taxes in respect of inflation adjustments of fixed assets are provided only to the extent that such fixed assets are depreciated over a period not exceeding 20 years.

               In July 2004, Accounting Standard No. 19 - Income Taxes ("Standard 19") published by the IASB, went into effect. Standard 19 sets forth principles for recognition, measurement, presentation and disclosure of income taxes in financial statements. Standard 19 applies to financial statements for periods commencing on or after January 1, 2005. Initial implementation of Standard 19, mainly for the initial inclusion of deferred taxes in respect of adjustment component for land and buildings, is included as "cumulative effect for the beginning of the year due to a change in accounting method" in the statement of operations and in the statement of changes of shareholders' equity for the current period.

               Thus, as from January 1, 2005 no difference between Israeli GAAP and US GAAP regarding this issue, exists.

               In respect of inflation-adjustment component for land and buildings- see Note 2W., above.

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

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

     3.   DEFERRED TAX (CONT.)

          B.   DEFERRED TAXES IN RESPECT OF BUSINESS COMBINATION

               In accordance with Israeli GAAP. Through December 31, 2004, deferred taxes are recorded for differences between the assigned value, at the acquisition date, and the book value for tax purposes, of identifiable assets and liabilities of subsidiaries, upon acquisition of the investment therein, except for assets for which depreciation is not allowable for tax purposes (e.g. land and similar assets). As from January 1, 2005 deferred taxes are recorded for such differences which were out of the scope of the accounting principles which were in effect through December 31, 2004, as mentioned above (including land and the same) as long as such differences relate to transactions occurring as of that date and thereafter.

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

               In accordance with U.S. GAAP. SFAS No. 109 prohibits the inclusion of such tax effects directly in shareholders' equity. The taxed effect must be reflected in the statement of operations of the current reporting year.

          D.   INITIAL RECOGNITION OF AN ASSET OR A LIABILITY

               Temporary differences which arise on initial recognition of an asset or a liability, such as an event that part of the cost of an asset is not deductible for tax purposes.

               In accordance with Israeli GAAP. It is not allowed to recognize deferred tax asset or liability on initial recognition, when temporary differences generated upon initial recognition of goodwill or upon transaction not in respect with a business combination, and that which at the initial recognition thereof had no effect on the accounting or tax net income.

               In accordance with U.S. GAAP. EITF 98-11 addresses recognition of deferred taxes resulting from purchases of assets which are not business combination. Thus, even if the transaction is not a business combination, and affects neither accounting income nor taxable income, an enterprise would recognize the resulting deferred tax liability or asset and adjust the carrying amount of the asset by the same amount.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

     4.   STOCK-BASED COMPENSATION

          In accordance with Israeli GAAP. Through December 31, 2005 the Intrinsic value within an equity-settled share based payment transaction (including shares granted to employees against loans which constitute the sole security for the loans repayment, that are treated as options), granted by companies to their employees and/or directors, is not charged as compensation expenses in the statement of operations. As for accounting standard No. 24 (share-based payments), which is effective from January 1, 2006 - see Note 2X(iii).

          In accordance with U.S. GAAP. The Company applies the intrinsic value method for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and in accordance with FASB Interpretation No. 44. Pursuant to these accounting pronouncements, the Company records compensation for stock options in respect of fixed awards (i.e., award in which the number of shares granted and their exercise price is fixed and known at the grant date), granted to employees and/or directors over the vesting period of the options, based on the difference, if any, between the exercise price of the options and the fair value of the underlying shares at that date of grant. With respect to variable awards, changes in the market price of the underlying shares at each balance sheet date, may affect the aggregate amount of compensation recorded. Accordingly, in some of the Company's and its subsidiaries' stock option plans, no compensation expenses has been recognized for options granted, as grants were made at the quoted market value of the underlying shares. However, in stock option plans, adopted by one of the Company's subsidiaries, a privately held company (see Note 9B(2)d. above), its Board of Directors determined that, at the various times of issuance of its stock options under two Stock Option Plans, the fair value of the shares underlying the stock options exceeded the stock option exercise prices by an accumulated amount of approximately $7.7 million. Deferred compensation is amortized to compensation expenses over the vesting period of the options and is included as salary, as part of the cost of revenues, research and development costs, selling and marketing expenses and general and administrative expenses, as the case may be.

          Grants to other-than employees/directors are accounted for at fair value as of the date of grant, in accordance with SFAS No. 123, "Accounting for Stock-based Compensation" ("SFAS No. 123"), as amended by SFAS 148 and related interpretations and in accordance with EITF 96-18.

          Regarding the pro forma effect, according to SFAS No. 123, see B.5A.(4) below.

          As of SFAS 123-R, which is effective from January 1, 2006 - see item 18b. below.

     5.   ISSUANCE OF SHARES BY A DEVELOPMENT STAGE INVESTEE

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

          The accumulated losses of Insightec during its development stage period, amounts to

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

          approximately $63.9 million.

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

               (ii) Through December 31, 2005, goodwill is amortized - as part of the investment as a whole - periodically over its respective estimated useful life, and is reviewed periodically, for impairment. In accordance with the provisions of Standard No.20 - which applies to financial statements covering periods beginning January 1, 2006 - goodwill in respect of associated companies will no longer be amortized but rather examined for impairment - see Note 2X(v). Thus, as from January 1, 2006 no difference between Israeli GAAP and US GAAP regarding this issue, exists.

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

               In accordance with U.S. GAAP. Effective for reporting periods beginning after September 15, 2004, the equity method of accounting is no longer to be applied in respect of investments that are not common stock (or in-substance common stock), regardless of the Company's ability to carry out through such securities significant influence over the investee's operational and financial policies.

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

     8.   IMPAIRMENT OF LONG-LIVED ASSETS AND INVESTMENTS

          Throughout the process of assessing the need for recording an impairment loss, the Company considers certain indicators, so as to trigger an impairment review, that include, among other things, the following: (i) a material adverse industry or economic trend; (ii) significant under-performance relative to historical or projected and expected operating results; (iii) a significant change in the manner in which an asset is used, or is supposed to or intended to be used;
          (iv) significant changes, with an adverse effect, in the market, economic or legal environment in which each asset is operating and/or in which we own or lease real estate; (v) an accumulation of costs significantly in excess of the amount originally expected to be used for the construction, operation and/or holding of an asset; and (vi) various other indications as to the fair value of assets in their respective active markets.

          In accordance with Israeli GAAP. As from January 1, 2003, the impairment review for such assets is based on the assets' estimated net selling price or the estimated value-in-use, based on discounted cash flows expected to be generated by those assets, whichever is higher (see also Note 2N. above).

          According to the provisions set forth in opinion No. 68 of the ICPAI (which were in effect through December 31, 2002), in case of a decline in value (other than of a temporary nature) that causes the fair value of an investment in an autonomous foreign investee company (including, subsidiaries) to be less than its carrying amount, a provision for the decline in fair value was provided.

          Through December 31, 2005, goodwill is amortized over its estimated useful life, and is reviewed periodically, for impairment. In accordance with the provisions of Standard No.20 - which applies to financial statements covering periods beginning January 1, 2006 - positive goodwill presented in the balance sheet on December 31, 2005 will no longer be amortized but rather examined for impairment - see
          Note 2X(v). Thus, as from January 1, 2006 no difference between Israeli GAAP and US GAAP regarding this issue, exists.

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

          Goodwill, arising from business combination, determined to have an indefinite useful life and is not amortized, but is tested for impairment, at least annually, together with the entire investment, as a whole.

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

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

     9.   REALIZATION OF CAPITAL RESERVE FROM TRANSLATION ADJUSTMENT

          A.   As a result of impairment loss recognition:

               In accordance with Israeli GAAP. Through December 31, 2002, such an impairment loss was charged directly against any credit balance in the capital reserves for translation adjustments, previously recorded in respect of this investment. Commencing January 1, 2003, (the date a new accounting standard regarding impairment of assets became effective in Israel) such a decline in value is charged directly to the statement of operations. Thus, as from that date no difference between Israeli GAAP and U.S. GAAP regarding this issue, exists.

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

               In accordance with Israeli GAAP. A "component of an entity" comprises operations that (i) can be distinguished operationally and for financial reporting purposes, from the rest of the entity; and (ii) represent a separate major line of business or geographical area of operations. The applicable Israeli principles do not address a "reporting unit" (as defined in standard No. 15 of the IASB) to be considered "a component of an entity" for discontinued operation purposes.

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

               Each hotel or commercial center is, as of the date of the financial statements, the lowest level at which the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Therefore, each hotel and/or commercial center which were disposed of is considered for discontinued operations purpose, as a "component of the entity".

          B.   GAIN RECOGNITION:

               In accordance with Israeli GAAP. A gain from a sale transaction is recognized only after providing an acceptable level of assurance of the existence and the amount of the gain. Gain generation process is deemed to be culminated when: (i) realized (assets are exchanged for cash or claim to cash) or realizable; and (ii) the seller has substantially accomplished what it must do in order to be entitled to the benefits represented by the gain. The gain from the sale of a business should be recognized, generally, when the following conditions have been satisfied: (i) the seller has transferred to the buyer the significant risks and rewards of ownership; (ii) the seller retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the assets/business sold;
               (iii) any major uncertainties as to ultimate realization of profit have been removed and the amount of the gain can be measured reliably; and (iv) it is probable that the economic benefits associated with the transaction will flow to the seller and the collection of the sale price is reasonably assured. In light of the above mentioned, the gain from the sale of Elscint's Plant in Ma'a lot was recognized in the Company's 2002 financial statements.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

     11.  DISCONTINUED OPERATIONS (CONT.)

          B.   GAIN RECOGNITION (CONT.):

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

     13.  CONVERTIBLE DEBENTURE

          In accordance with Israeli GAAP.

          A. Through December 31, 2005, convertible debentures are included, in each reporting period, on the basis of the probability of their conversion as at the date of the end of each respective reporting period. If conversion is not probable they are recorded as liabilities at their monetary value; if conversion is probable they are presented as a separate caption between liabilities and shareholders' equity, at the higher of their monetary or non-monetary value.

          B. The "beneficial conversion feature" component is not recognized in the financial statements, separately, within the shareholders' equity.

               In accordance with the provisions of Standard No.22 - which applies to financial statements covering periods beginning January 1, 2006 - an entity should evaluate, as from January 1, 2006, the terms of each financial instrument in order to determine whether it contains both a liability and an equity component. Such components shall be classified separately as financial liabilities, financial assets or equity instruments, in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument - see Note 2X(i).

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

     14. PRINCIPLES OF CONSOLIDATION IN RESPECT OF "VARIABLE INTEREST ENTITIES" ("VIE")

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

          FIN 46 was effective immediately for VIEs created after January 31, 2003. For VIEs created before January 31, 2003, the provisions of FIN 46, as revised, were adopted as of December 31, 2004. The Company evaluated its investee companies in respect of the need for adoption of FIN 46-R and it was determined that one of its investee companies (which, in accordance with the Israeli GAAP, is consolidated on the basis of the proportionate-consolidation method), should be fully consolidated in the Company financial statements, in accordance with U.S. GAAP.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

     15.  CONVERTIBLE SECURITIES OF INVESTEES

          In accordance with Israeli GAAP. A company is required to record a provision for losses which may incur as a result of the dilution of its shareholdings in investees upon exercise of vested share options, when it is probable that they will be exercised. . The provisions of Opinion No. 48 were terminated by Standard No. 22 - which is effective as from January 1, 2006 - Thus as from that date no difference between Israeli GAAP and U.S. GAAP regarding this issue, exits.

          In accordance with U.S. GAAP. A loss resulting from the dilution of a Company's shareholdings, in the event the share options are exercised, is recorded in its financial statements only at the time of exercise.

     16.  EXCESS OF FAIR VALUE OF AQUIRED NET ASSETS OVER COST

          In accordance with Israeli GAAP. The excess of fair value of net assets acquired in a business combination or in acquisition of some or all of the non-controlling equity interest in a subsidiary over cost, should be allocated as a pro rata reduction to the amount that otherwise would have been assigned to all of the acquired non-monetary assets.

          In accordance with U.S. GAAP. In accordance with the provision of SFAS No. 141 such allocation is not permitted to assets of the acquired entity to be disposed of by sale.

     17.  GUARANTEES PROVIDED IN FAVOR OF THIRD PARTIES

          In accordance with Israeli GAAP. A guarantor is not required to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur.

          In accordance with U.S. GAAP. In November 2002, FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was issued. FIN 45 requires elaborating on the disclosures that must be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The management of the Company is of the opinion that FIN 45 does not have a material impact on its financial statements.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

     18.  OTHER DIFFERENCES

          a.   Translation of profit and loss items:

               In accordance with Israeli GAAP. As from January 1, 2004 revenues and expenses of foreign operations constituting "autonomous foreign entities", are translated based on the exchange rate as at the date of transaction or cash flow, as the case may be, or for sake of practicality, using the average exchange rate for the period; thus, as from that date, no differences between Israeli GAAP and U.S. GAAP, exists. Principles used through Decembers 31, 2003 provided for translation of all items of the "autonomous foreign entities" financial statements (including those of the statements of operations and cash flows), based on "closing rates".

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

               In accordance with U.S. GAAP. In accordance with SFAS No. 115, marketable securities that are acquired and held principally for the purpose of selling them within the near future, are classified as trading securities and are reported at their fair value. Unrealized gains and losses in respect of such securities, are included in the statement of operations. Marketable securities not classified as trading securities, are classified as available-for-sale securities and are reported at their fair value. Unrealized gains and losses in respect of such securities, are included in a separate item within the shareholders' equity and reported as other comprehensive income. Held-to-maturity securities are debt securities for which the Company has the intent and ability to hold to maturity. Losses resulting from other-than-temporary impairment, are included in the statement of operations, as

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

               incurred.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

     18.  OTHER DIFFERENCES (CONT.)

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

          f. Costs incurred in connection with an exchange or modification of a debt instrument between an existing borrower and lender:

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

     18.  OTHER DIFFERENCES (CONT.)

          g.   Classification of certain expenses:

               In accordance with Israeli GAAP. Certain expenses (mainly, impairment of long-lived assets and investments which are included on cost basis) are presented as "other expenses".

               In accordance with U.S. GAAP. These expenses are included within operating expenses.

          h.   Cost relating to written options:

               In accordance with Israeli GAAP. Written options, which permit the option holder to buy or sale shares of investees, should not be recorded in the financial statements.

               In accordance with U.S. GAAP. SEC long standing position is that written options, which permit the option holder to buy or sale shares of investees, should be reported at their fair value thought the statement of operations.

     19.  EARNINGS PER SHARE ("EPS")

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

          As for Accounting Standard No, 21 - See Note 2X (iv).

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

     19.  EARNINGS PER SHARE ("EPS") (CONT.)

          In accordance with U.S. GAAP.

          a. In accordance with SFAS 128, basic earnings per share is computed on the basis of the weighted average number of shares outstanding during the year, without taking into consideration any convertible securities other than participating convertible securities.

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

          d. The Company's share in the investees' results of operations is computed by multiplying the number of the investee's shares or convertible securities held by the Company, by the investee's EPS (basic or diluted).

     20.  RECENTLY ISSUED ACCOUNTING STANDARDS UNDER U.S. GAAP

          a. In November 2004, the FASB issued FAS 151, "Inventory Costs--an amendment of Accounting Research Bulletin, ARB 43, Chapter 4". This statement is effective for inventory costs incurred beginning January 1, 2006. This statement amends current guidance to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This statement requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company does not expect this statement to have a material effect on the Company's financial statements or its results of operations.

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

          b.   (Cont.)

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

               The Company has elected to apply the modified prospective transition method to all past awards outstanding and unvested as of the date of adoption. The estimated impact of adopting SFAS 123R for 2006, relating to prior year unvested stock option grants only, will be approximately NIS 4.7million.

          c. In June 2005, the FASB issued FAS 154, "Accounting Changes and Error Corrections--a replacement of APB No. 20 "Accounting Changes" and FAS No. 3 "Reporting Changes in Interim Financial Statements". This statement provides guidance on the accounting and reporting of accounting changes and error corrections, and guidance in the determination of retrospective application of changes in accounting principals. As applicable to the Company, the provisions of FAS 154 are effective as for year beginning January 1, 2006.

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT.)

     20.  RECENTLY ISSUED ACCOUNTING STANDARDS (CONT.)

          d. In February 2006, the FASB issued FAS 155, accounting for certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140. This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided that no interim period financial statements have been issued for that financial year. Management is currently evaluating the impact of this statement, if any, on the Company's financial statements or its results of operations.

          e. In March 2005, the FASB issued FASB Interpretation (FIN) No. 47, Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143, which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred, if the liability's fair value can be reasonably estimated. The Interpretation is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of the provisions of FIN 47 did not have an effect on the Company's consolidated financial position, results of operations or cash flows.

          f. In June 2005, the FASB ratified the consensus reached by the EITF regarding EITF No. 05-06, Determining the Amortization period of Leasehold Improvements. The guidance requires that leasehold improvements acquired in a business combination, or purchased subsequent to the inception of a lease, be amortized over the lesser of the useful life of the assets or term that includes renewals that have been reasonably assured at the date or the business combination of purchase. The guidance is effective for periods beginning after June 29, 2005. EITF 05-06 did not impact the Company's, financial position, results of operations, or cash flows.

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

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS

     1.   STATEMENTS OF OPERATIONS:

          A. THE STATEMENT OF OPERATIONS IN ACCORDANCE WITH ISRAELI GAAP IS RECONCILED TO U.S. GAAP AS FOLLOWS:

                                                                                 YEAR ENDED DECEMBER 31, 2005
                                                                                           REPORTED
                                                        ----------------------------------------------------------------
                                                          ISRAELI                         U.S. GAAP
                                                            GAAP      --------------------------------------------------
                                                        AS REPORTED
                                                         IN THESE                        DIS-                    CON-
                                                         FINANCIAL         RE-        CONTINUED                VENIENCE
                                                        STATEMENTS    CONCILIATIONS   OPERATION     TOTAL    TRANSLATION
                                                        -----------   -------------   ---------   --------   -----------
                                                                           IN THOUSAND NIS                     US$'000
REVENUES
Sale of real estate assets and investments, net           281,661        15,773       (297,434)         --          --
Commercial center operations                              142,957            --        (58,156)     84,801      18,423
Hotels operations and management                          270,057            --             --     270,057      58,670
Sale of medical systems                                    75,713            --             --      75,713      16,449
Realization of investments                                  1,958            --             --       1,958         425
Other operational income                                   44,409            --        (12,619)     31,790       6,906
                                                          -------        ------       --------    --------     -------
                                                          816,755        15,773       (368,209)    464,319     100,873
                                                          -------        ------       --------    --------     -------
COSTS AND EXPENSES

Commercial center operations                              157,640            --        (36,934)    120,706      26,223
Hotels operations and management                          259,293           244             --     259,537      56,384
Cost and expenses of medical systems operation             49,577         4,083             --      53,660      11,658
Other operational expenses                                 46,793        (1,700)        (2,802)     42,291       9,188
Research and development expenses, net                     58,899         4,598             --      63,497      13,795
General and administrative expenses                        36,939            --             --      36,939       8,025
Share in results of associated companies, net              12,028        (4,223)            --       7,805       1,696
Financial expenses, net                                   122,321         9,295        (24,899)    106,717      23,184
Other expenses                                             57,106           828             --      57,934      12,585
                                                          -------        ------       --------    --------     -------
                                                          800,596        13,125        (64,635)    749,086     162,738
                                                          -------        ------       --------    --------     -------
PROFIT (LOSS) BEFORE INCOME TAXES                          16,159         2,648       (303,574)   (284,767)    (61,865)
Income taxes (tax benefits)                                 7,798        (5,752)         1,866       3,912         850
                                                          -------        ------       --------    --------     -------
PROFIT (LOSS) AFTER INCOME TAXES                            8,361         8,400       (305,440)   (288,679)    (62,715)
Minority interest in results of subsidiaries, net          73,287         4,379             --      77,666      16,873
                                                          -------        ------       --------    --------     -------
PROFIT (LOSS) FROM CONTINUING OPERATION                    81,648        12,779       (305,440)   (211,013)    (45,842)
Profit from discontinued operation, net of taxes:
   Profit from the ordinary activities of the
      operation                                             5,917            --          7,917      13,834       3,005
   Gain on discontinuance                                      --            --        297,523     297,523      64,637
                                                          -------        ------       --------    --------     -------
                                                            5,917            --        305,440     311,357      67,642
                                                          -------        ------       --------    --------     -------
Cumulative effect of accounting change at the
   beginning of the year                                     (622)          622             --          --          --
                                                          -------        ------       --------    --------     -------
NET INCOME (LOSS)                                          86,943        13,401             --     100,344      21,800
                                                          =======        ======       ========    ========     =======

EARNING (LOSS) PER SHARE:
   BASIC:
      Continuing operations                                  3.66                                    (9.52)      (2.07)
      Discontinued operations                                0.27                                    14.05        3.05
      Cumulative effect for the beginning of the year
         due to a change in accounting method               (0.03)                                      --          --
                                                          -------                                 --------     -------
                                                             3.90                                     4.53        0.98
                                                          =======                                 ========     =======
   DILUTED:
      Continuing operations                                  3.66                                    (9.52)      (2.07)
      Discontinued operations                                0.27                                    14.05        3.05
      Cumulative effect for the beginning of the year
         due to a change in accounting method               (0.03)                                      --          --
                                                          -------                                 --------     -------

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

                                                             3.90                                     4.53        0.98
                                                          =======                                 ========     =======

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

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

     1.   STATEMENTS OF OPERATIONS (CONT.):

          A. THE STATEMENT OF OPERATIONS IN ACCORDANCE WITH ISRAELI GAAP IS RECONCILED TO U.S. GAAP AS FOLLOWS (CONT.):

                                                                   YEAR ENDED DECEMBER 31, 2004
                                                                             REPORTED
                                                        --------------------------------------------------
                                                          ISRAELI                   U.S. GAAP
                                                            GAAP      ------------------------------------
                                                        AS REPORTED
                                                         IN THESE                        DIS-
                                                         FINANCIAL         RE-        CONTINUED
                                                        STATEMENTS    CONCILIATIONS   OPERATION     TOTAL
                                                        -----------   -------------   ---------   --------
                                                                           IN THOUSAND NIS
REVENUES
Sale of real estate assets and investments, net           131,921       (116,210)      (15,711)         --
Commercial center operations                              311,893             --      (243,919)     67,974
Hotels operations and management                          218,365             --            --     218,365
Sale of medical systems                                    44,049             --            --      44,049
Realization of investments                                 16,415        (13,003)           --       3,412
Other operational income                                   13,238             --       (13,238)         --
                                                          -------       --------      --------     -------
                                                          735,881       (129,213)     (272,868)    333,800
                                                          -------       --------      --------     -------
COSTS AND EXPENSES
Commercial center operations                              271,392          1,914      (160,828)    112,478
Hotels operations and management                          207,152          1,507            --     208,659
Cost and expenses of medical systems operation             26,039          3,830            --      29,869
Other operational expenses                                  3,655          1,699        (3,175)      2,179
Research and development expenses, net                     38,158          3,412            --      41,570
General and administrative expenses                        43,627             --            --      43,627
Share in results of associated companies, net              15,968         (4,368)           --      11,600
Financial expenses, net                                    53,569          9,030         9,227      71,826
Other expenses                                             51,428          6,848       (25,274)     33,002
                                                          -------       --------      --------     -------
                                                          710,988         23,872      (180,050)    554,809
                                                          -------       --------      --------     -------
PROFIT (LOSS) BEFORE INCOME TAXES                          24,893       (153,085)      (92,818)   (221,810)
Income taxes (tax benefits)                                15,804        (19,641)      (16,863)    (20,700)
                                                          -------       --------      --------     -------
PROFIT (LOSS) AFTER INCOME TAXES                            9,089       (133,444)      (75,955)   (200,310)
Minority interest in results of subsidiaries, net          27,448         (2,349)           --      25,099
                                                          -------       --------      --------     -------
PROFIT (LOSS) FROM CONTINUING OPERATION                    36,537       (135,793)      (75,955)   (175,211)
Profit from discontinued operation, net of taxes:
   Profit from the ordinary activities of the
      operation                                             6,810             --        60,242      67,052
   Gain on discontinuance                                      --             --        15,713      15,713
                                                          -------       --------      --------     -------
                                                            6,810             --        75,955      82,765
                                                          -------       --------      --------     -------
NET INCOME (LOSS)                                          43,347       (135,793)           --     (92,446)
                                                          =======       ========      ========     =======
EARNING (LOSS) PER SHARE:
   BASIC:
      Continuing operations                                  1.59                                    (7.61)
      Discontinued operations                                0.30                                     3.59
                                                          -------                                  -------
                                                             1.89                                    (4.02)
                                                          =======                                  =======
   DILUTED:
      Continuing operations                                  1.56                                    (7.61)
      Discontinued operations                                0.28                                     3.59
                                                          -------                                  -------
                                                             1.84                                    (4.02)
                                                          =======                                  =======

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

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

     1.   STATEMENTS OF OPERATIONS (CONT.):

          A. THE STATEMENT OF OPERATIONS IN ACCORDANCE WITH ISRAELI GAAP IS RECONCILED TO U.S. GAAP AS FOLLOWS (CONT.):

                                                                YEAR ENDED DECEMBER 31, 2003
                                                                          ADJUSTED
                                                    ---------------------------------------------------
                                                    ISRAELI GAAP                 U.S. GAAP
                                                    AS REPORTED    ------------------------------------
                                                      IN THESE                        DIS-
                                                     FINANCIAL          RE-        CONTINUED
                                                     STATEMENTS    CONCILIATIONS   OPERATION     TOTAL
                                                    ------------   -------------   ---------   --------
                                                                      IN THOUSAND NIS
REVENUES
Commercial center operations                           347,056        (12,673)     (324,116)     10,267
Hotels operations and management                       189,205          3,748            --     192,953
Realization of investments                              45,129        (20,417)           --      24,712
Other operational income                                13,495             --       (13,495)         --
                                                      --------       --------      --------    --------
                                                       594,885        (29,342)     (337,611)    227,932
                                                      --------       --------      --------    --------
COSTS AND EXPENSES
Commercial center operations                           257,913         (5,695)     (201,763)     50,455
Hotels operations and management                       188,672          1,504            --     190,176
Cost and expenses of medical systems operation           8,720          5,100            --      13,820
Other operational expenses                               3,510             --        (3,510)         --
Research and development expenses, net                  43,719          9,920            --      53,639
General and administrative expenses                     42,144             --            --      42,144
Share in results of associated companies, net           20,951         (5,167)           --      15,784
Financial expenses, net                                211,821       (170,465)      (30,222)     11,134
Other expenses                                          10,477         19,682        (6,408)     23,751
                                                      --------       --------      --------    --------
                                                       787,927       (145,121)     (241,903)    400,903
                                                      --------       --------      --------    --------
PROFIT (LOSS) BEFORE INCOME TAXES                     (193,042)       115,779       (95,708)   (172,971)
Income taxes (tax benefits)                            (20,217)        27,011       (11,522)     (4,728)
                                                      --------       --------      --------    --------
PROFIT (LOSS) AFTER INCOME TAXES                      (172,825)        88,768       (84,186)   (168,243)
Minority interest in results of subsidiaries, net       48,671        (18,796)           --      29,875
                                                      --------       --------      --------    --------
LOSS FROM CONTINUING OPERATION                        (124,154)        69,972       (84,186)   (138,368)
Profit from the ordinary activities of the
   discontinued operation, net of taxes                 12,073         22,858        84,186     119,117
                                                      --------       --------      --------    --------
LOSS                                                  (112,081)        92,830            --     (19,251)
                                                      ========       ========      ========    ========
EARNING (LOSS) PER SHARE:
   BASIC:
      Continuing operations                              (5.56)                                   (6.20)
      Discontinued operations                             0.54                                     5.33
                                                      --------                                 --------
                                                         (5.02)                                   (0.87)
                                                      ========                                 ========
   DILUTED:
      Continuing operations                              (5.56)                                   (6.20)
      Discontinued operations                             0.54                                     5.33
                                                      --------                                 --------
                                                         (5.02)                                   (0.87)
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

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

     1.   STATEMENTS OF OPERATIONS (CONT.):

          B. THE RECONCILIATION OF NET INCOME (LOSS) IN ACCORDANCE WITH ISRAELI GAAP TO THE LOSS IN ACCORDANCE WITH U.S. GAAP, IS AS FOLLOWS (RECONCILING ITEMS ARE SHOWN NET OF TAXES):

                                                                YEAR ENDED DECEMBER 31
                                                    ----------------------------------------------
                                                                                           2005
                                                                                         REPORTED
                                                      2005         2004       2003     CONVENIENCE
                                                    REPORTED     REPORTED   ADJUSTED   TRANSLATION
                                                    --------     --------   --------   -----------
                                                           (IN THOUSAND NIS)             US$'000
Net income (loss) according to Israeli GAAP           86,943       43,347   (112,081)     18,888
Less - profit from discontinuing
   operation, net                                     (5,917)      (6,810)   (12,073)     (1,285)
Less - cumulative effect of accounting
   change                                                622           --         --         135
                                                    --------     --------   --------     -------
Net income (loss) from continuing
   operations according to Israeli GAAP               81,648       36,537   (124,154)     17,738
Deferred taxes                                 A3     (2,363)      38,190     (4,700)       (513)
Stock based compensation                       A4     (8,681)      (7,268)   (14,473)     (1,886)
Issuance of shares by a development stage
   investee                                    A5         --      (13,003)   (20,417)         --
Implementation of the equity method            A6      4,223        4,368      5,167         917
Capitalization of financial expenses
   during the construction period              A7     (9,823)      (6,093)    33,265      (2,134)
Provision for impairment loss of long
   lived assets and investments                A8        158        7,279     13,849          34
Realization of capital reserve from
   translation adjustments                     A9     (2,727)     (99,066)   (32,253)       (592)
Derivative financial instruments              A10     24,805      (61,120)   115,982       5,389
Discontinued operations                       A11   (305,440)     (75,955)    (84186)    (66,357)
Convertible securities of investees           A15      6,182           --         --       1,343
Excess of fair value of aquired net assets
   over cost                                  A16    (14,225)          --         --      (3,090)
Other differences                             A18     10,850(1)     3,270     (8,852)      2,358
Minority interest in the abovementioned
   reconciliations                                     4,380       (2,350)   (17,596)        951
                                                    --------     --------   --------     -------
Loss from continuing operations according
   to U.S. GAAP                                     (211,013)    (175,211)  (138,368)    (45,842)
Income from discontinued operations, net
   of taxes according to U.S. GAAP            A11    311,357       82,765    119,117      67,642
                                                    --------     --------   --------     -------
Net (income) loss according to U.S. GAAP             100,344      (92,446)   (19,251)     21,800
                                                    ========     ========   ========     =======

(1) Mainly in respect of realization of capital reserve from translation of profit and loss items in the amount of NIS 8.7 million (see item 18a.) and an amount of NIS 6.1 million in respect of cost of raising loans (see item 18 f.).

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

     2. THE RECONCILIATION OF THE BALANCE SHEETS PREPARED IN ACCORDANCE WITH ISRAELI GAAP TO U.S. GAAP, IS AS FOLLOWS:

                   RECONCILIATION AS OF DECEMBER 31, 2005 - REPORTED

                                 ISRAELI GAAP AS
                                   REPORTED IN
                                 THESE FINANCIAL
Item\Subsection                   STATEMENTS (1)    A3       A4       A5       A6      A7      A8       A9       A10
---------------                  ---------------  ------  -------  -------  -------  ------  ------  --------  -------



                                                                    IN THOUSAND NIS
Short term deposits and
   investment                         240,072         --       --       --       --      --      --        --       --
Receivables and other debit
   balances                            76,680         --       --       --       --      --      --        --       --
Long-term deposits,
   debentures, loans and other
   long-term balances                  62,139         --       --       --       --      --      --        --       --
Investments in investees and
   other companies                     56,798         --       --       --  (16,695)     --      --        --       --
Fixed assets, net                   2,508,726     25,508       --       --    1,643  (2,742) 21,907        --      998
Real estate subject to a sale
   contract                           249,739         --       --       --       --      --      --        --       --
Other assets and deferred
   expenses                            30,476     28,527       --       --       --      --      --        --       --
Total assets                        3,786,117     54,035       --       --  (15,052) (2,742) 21,907        --      998
Suppliers and service providers        82,013         --       --       --       --      --      --        --       --
Non-current deferred income
   tax liabilty, net                   39,928     48,042       --       --       --      --      --        --       --
Currency transaction                       --         --       --       --       --      --      --        --    2,696
Convertible debentures                 62,159         --       --       --       --      --      --        --       --
Long term liabilities               1,902,391         --       --       --       --      --      --        --       --
Capital reserves                      789,165         --   31,104   48,645    1,831      --      --        --   (1,988)
Deferred stock based
   compensation                            --         --   (3,658)      --       --      --      --        --       --
Cumulative foreign currency
   translation adjustments             67,872      1,095     (674)   9,598   (2,933)  2,145    (492)  168,914  (23,053)
Dividend declared after
   balance sheet date                 126,839         --       --       --       --      --      --        --       --
Retained earnings                     215,472      4,897  (26,772) (58,243) (13,950) (4,886) 22,399  (168,914)  23,343
Total shareholders' equity          1,055,410      5,993       --       --  (15,052) (2,742) 21,907        --   (1,698)


                                                                                          TOTAL       TOTAL        CON-
                                                                                           RE-         U.S.      VENIENCE
Item\Subsection                     A12      A13      A14     A15     A16      A18    CONCILIATION     GAAP    TRANSLATION
---------------                  --------  -------  -------  -----  -------  -------  ------------  ---------  -----------
                                                                                                                    IN
                                                                                                                 THOUSAND
                                                                                                                   U.S.
                                                                IN THOUSAND NIS                                   DOLLAR
Short term deposits and
   investment                          --       --      657     --       --       --         657      240,729     52,298
Receivables and other debit
   balances                            --       --    1,624     --       --       --       1,624       78,304     17,012
Long-term deposits,
   debentures, loans and other
   long-term balances                  --       --  (19,134)    --       --       --     (19,134)      43,005      9,343
Investments in investees and
   other companies                     --       --       --     --       --       --     (16,695)      40,103      8,712
Fixed assets, net                      --       --       --  6,182  (14,225)    (666)     38,605    2,547,331    553,407
Real estate subject to a sale
   contract                            --       --   29,900     --       --       --      29,900      279,639     60,751
Other assets and deferred
   expenses                            --       --       --     --       --   (3,176)     25,351       55,827     12,128
Total assets                           --       --   13,047  6,182  (14,225)  (3,842)     60,308    3,846,426    835,635
Suppliers and service providers        --       --    3,757     --       --    5,500       9,257       91,270     19,828
Non-current deferred income
   tax liabilty, net                   --       --       --     --       --    1,539      49,581       89,509     19,446
Currency transaction                   --       --       --     --       --       --       2,696        2,696        586
Convertible debentures                 --  (62,159)      --     --       --       --     (62,159)          --         --
Long term liabilities                  --   62,159    9,291     --       --       --      71,450    1,973,841    428,816
Capital reserves                       --       --       --     --       --      347      79,939      869,104    188,813
Deferred stock based
   compensation                        --       --       --     --       --       --      (3,658)      (3,658)      (795)
Cumulative foreign currency
   translation adjustments             --       --       --     --       --  (12,883)    141,717      209,589     45,533
Dividend declared after
   balance sheet date            (126,839)      --       --     --       --       --    (126,839)          --         --
Retained earnings                 126,839       --       --  6,182  (14,225)   1,655    (101,675)     113,797     24,722
Total shareholders' equity             --       --       --  6,182  (14,225)  (5,381)    (10,516)   1,044,894    227,002

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

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

     2. THE RECONCILIATION OF THE BALANCE SHEETS PREPARED IN ACCORDANCE WITH ISRAELI GAAP TO U.S. GAAP, IS AS FOLLOWS (CONT.):

          RECONCILIATION AS OF DECEMBER 31, 2004 - REPORTED

                       ISRAELI GAAP
                        AS REPORTED
                         IN THESE
                         FINANCIAL
                        STATEMENTS
ITEM\SUBSECTION             (1)         A3       A4       A5       A6      A7      A8       A9
---------------        ------------  -------  -------  -------  -------  ------  ------  --------

                                                     IN THOUSAND NIS
Long-term deposits,
   debentures,
   loans and other
   long-term balances      113,785
Investments in
   investees and
   other companies          71,608                              (20,199)
Fixed assets, net        3,225,885    68,102                             14,760  52,268
Real estate subject
   to a sale contract      302,103
Other assets and
   deferred expenses        45,110    43,217
Acquired patent
   rights, technical
   know-how and other
   intellectual
   property                 10,749
Total assets             4,520,279   111,319                    (20,199) 14,760  52,268
Long-term
   liabilities -
   Deferred income
   taxes                    31,552   107,982                                971
Currency transaction
   on long term
   agreements                   --
Minority interest          430,687     1,486                     (1,915)  5,692  20,025
Capital reserves           484,218             34,193   48,645    3,398
Deferred stock based
   compensation                 --             (6,402)
Cumulative foreign
   currency
   translation
   adjustments              50,618   (1,657)    1,162    9,598   (1,801)  3,087   4,755   166,188
Dividend declared
   after balance
   sheet date              153,938
Retained earnings          259,056     3,508  (28,953) (58,243) (19,881)  5,010  27,488  (166,188)
Total shareholders'
   equity                  803,968     1,851       --       --  (18,284)  8,097  32,243        --




                                                        TOTAL
                                                         RE-         TOTAL
ITEM\SUBSECTION          A10       A12       A18    CONCILIATION   U.S. GAAP
---------------        -------  --------  --------  ------------  -----------
                                                                  In Thousand
                                    IN THOUSAND NIS               U.S. Dollar
Long-term deposits,
   debentures,
   loans and other
   long-term balances    1,372                           1,372       115,157
Investments in
   investees and
   other companies                                     (20,199)       51,409
Fixed assets, net       11,754              (3,657)    143,227     3,369,112
Real estate subject
   to a sale contract                                                302,103
Other assets and
   deferred expenses                       (11,888)     31,329        76,439
Acquired patent
   rights, technical
   know-how and other
   intellectual
   property                                                           10,749
Total assets            13,126             (15,545)    155,729     4,676,008
Long-term
   liabilities -
   Deferred income
   taxes                                     1,420     110,373       141,925
Currency transaction
   on long term
   agreements           57,957                          57,957        57,957
Minority interest         (841)             (3,415)     21,032       451,719
Capital reserves        (1,646)             (1,764)     82,826       567,044
Deferred stock based
   compensation                                         (6,402)       (6,402)
Cumulative foreign
   currency
   translation
   adjustments         (40,883)             (4,924)    135,525       186,143
Dividend declared
   after balance
   sheet date                   (153,938)             (153,938)           --
Retained earnings       (1,461)  153,938    (6,862)    (91,644)      167,412
Total shareholders'
   equity              (43,990)       --   (13,550)    (33,633)      770,335

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS

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

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

     3.   PROPORTIONATE CONSOLIDATION:

          Summarized data regarding the differences between the proportionate consolidation method and the equity method:

                                                          DECEMBER 31, 2005
                                               ---------------------------------------
                                               AS REPORTED
                                                 IN THESE      EFFECT OF
                                                FINANCIAL    PROPORTIONATE     EQUITY
                                                STATEMENTS   CONSOLIDATION     METHOD
                                               -----------   -------------   ---------
                                                           IN THOUSAND NIS
BALANCE SHEET:
   Current assets                                 865,632       (44,903)       820,729
   Non-current assets                           2,920,485      (641,312)     2,279,173
   Current liabilities                            692,278       (61,525)       630,753
   Non-current liabilities                      1,964,821      (666,712)     1,298,109

   STATEMENT OF OPERATIONS:
   Revenues                                       816,755      (209,580)       607,175
   Profit (loss) before income taxes               16,159        47,439         63,598

   STATEMENT OF CASH FLOWS:
   Net cash used in operating activities          (99,108)          197        (98,911)
   Net cash provided by investing activities        5,496        39,266         44,762
   Net cash provided by financing activities      243,727       (49,059)       194,668

                                                          DECEMBER 31, 2004
                                               ---------------------------------------
                                               AS REPORTED
                                                 IN THESE      EFFECT OF
                                                FINANCIAL    PROPORTIONATE     EQUITY
                                                STATEMENTS   CONSOLIDATION     METHOD
                                               -----------   -------------   ---------
                                                           IN THOUSAND NIS
BALANCE SHEET:
   Current assets                                 736,339       (67,035)       669,304
   Non-current assets                           3,783,940      (829,476)     2,954,464
   Current liabilities                            794,741      (263,711)       531,030
   Non-current liabilities                      2,490,883      (632,800)     1,858,083

   STATEMENT OF OPERATIONS:
   Revenues                                       735,881      (186,624)       549,257
   Profit (loss) before income taxes               24,893        (3,210)        21,683

   STATEMENT OF CASH FLOWS:
   Net cash used in operating activities          (21,562)      (33,247)       (54,809)
   Net cash provided by investing activities      128,481       206,586        335,067
   Net cash provided by financing activities       75,872      (171,680)       (95,808)

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

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

     3.   PROPORTIONATE CONSOLIDATION (CONT.):

          Summarized data regarding the differences between the proportionate consolidation method and the equity method:

                                                          DECEMBER 31, 2003
                                               ---------------------------------------
                                               AS REPORTED
                                                 IN THESE      EFFECT OF
                                                FINANCIAL    PROPORTIONATE     EQUITY
                                                STATEMENTS   CONSOLIDATION     METHOD
                                               -----------   -------------   ---------
                                                           IN THOUSAND NIS
BALANCE SHEET:
   Current assets                                 577,467       (42,942)       534,525
   Non- current assets                          4,950,108      (636,878)     4,313,230
   Current liabilities                          1,178,415      (271,398)       907,017
   Non- current liabilities                     2,923,908      (408,422)     2,515,486

   STATEMENT OF OPERATIONS:
   Revenues                                       594,885      (153,991)       440,894
   Profit (loss) before income taxes             (193,042)       (5,602)      (198,644)

   STATEMENT OF CASH FLOWS:
   Net cash used in operating activities           (8,333)      (19,452)       (27,785)
   Net cash provided by investing activities      131,443       167,855        299,298
   Net cash used in financing activities         (174,995)     (155,820)      (330,815)

     4.   COMPREHENSIVE INCOME (LOSS)

          "Comprehensive income" consists of the change, during the current period, in the Company's shareholders' equity not derived from shareholders' investments or from the distribution of earnings to shareholders (including capital reserve from transaction with controlling shareholders).

                                                       YEAR ENDED DECEMBER 31
                                            -------------------------------------------
                                                                                2005
                                                         2004       2003      REPORTED
                                              2005     --------   -------   CONVENIENCE
                                            REPORTED        ADJUSTED        TRANSLATION
                                            --------   ------------------   -----------
                                                  (IN THOUSAND NIS)           US$'000
Net loss in accordance with U.S. GAAP       100,344     (92,446)  (19,251)     21,800
Other comprehensive income (loss),
   after tax:
Foreign currency translation
   adjustments                               23,446     (53,239)   49,098       5,094
Unrealized gain (losses)  from derivative
   instruments                                 (361)     (4,230)    2,584         (78)
Unrealized gains (losses) from
   securities                                    --          --     3,114          --
                                            -------    --------   -------      ------
Total comprehensive income (loss)           123,429    (149,915)   35,545      26,816
                                            =======    ========   =======      ======

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

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

     5.   ADDITIONAL INFORMATION AS REQUIRED BY U.S. GAAP

          A. THE EFFECT ON PRO FORMA DATA CALCULATED ACCORDING TO SFAS NO. 123 IS AS FOLLOWS:

               (1) Under the provisions of SFAS No. 123, all option plans and share incentive plan in the Company and in Elscint are recorded in the statement of operations, based on the fair value of the shares or options granted, at the grant date. As of December 31, 2005 all options plans and share incentive plan are fully vested.

               (2) The Black - Scholes model is used for estimating fair value of such securities (at each applicable measurement date), utilizing the following assumptions:

                                                   ELBIT   INSIGHTEC
                                                   -----   ---------
a. Dividend yield (%)                                --         --
b. Risk free interest rate (%)                        6      1.5-4
c. Expected lives from the date of grant (years)      5          7
d. Expected volatility (%)                           24         --

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

                    (1)  See Note 18C.

               (3) Information relating to shares (in consideration of loans which the sole security for their repayment is the shares granted) and options granted to employees and directors:

             SHARE INCENTIVE
               OPTION PLAN      ELBIT   INSIGHTEC
             ---------------   ------   ---------
Authorized      1,077,400      26,500   3,594,000
                =========      ======   =========
Granted         1,009,295      26,500   3,165,000
                =========      ======   =========
Vested          1,009,295      26,500   2,707,000
                =========      ======   =========

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

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

     5.   ADDITIONAL INFORMATION AS REQUIRED BY U.S. GAAP (CONT.)

          A. THE EFFECT ON PRO FORMA DATA CALCULATED ACCORDING TO SFAS NO. 123 IS AS FOLLOWS (CONT.):

               (4) If the cost of the benefit in respect of shares or share options issued to employees under this plan had been computed on the basis of their fair value, in accordance with SFAS No. 123, the effect on net income and earnings per share in accordance with U.S. GAAP would have been as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                             ---------------------------
                                                               2005      2004      2003
                                                             -------   -------   -------
                                                                   IN THOUSAND NIS
Profit (loss) according to U.S. GAAP                         100,344   (92,446)  (19,251)
Add - stock based compensation determined under APB 25
   - see Note 25A.(4)                                          8,681     6,742     5,202
Deduct - stock based compensation determined under FAS 123   (11,788)   (9,568)   (5,818)
                                                             -------   -------   -------
Pro forma net profit (loss)                                   97,237   (95,272)  (19,867)
                                                             =======   =======   =======
Pro forma basic earnings (loss) per share (in NIS)              4.43     (4.14)    (0.89)
                                                             =======   =======   =======
Pro forma diluted earnings (loss) per share (in NIS)            4.39     (4.14)    (0.89)
                                                             =======   =======   =======

          B.   VALUATION ALLOWANCE OF DEFERRED TAX ASSETS ACCORDING TO FAS NO.
               109:

               The differences between Israeli GAAP and U.S GAAP as described in paragraph A changed the balance of the valuation allowance as follows:

                                               YEAR ENDED DECEMBER 31
                                         ---------------------------------
                                                                   2005
                                                                 REPORTED
                                           2005       2004     CONVENIENCE
                                         REPORTED   REPORTED   TRANSLATION
                                         --------   --------   -----------
                                          (IN THOUSAND NIS)      US$'000
As reported, according to Israeli GAAP   216,786    384,528      47,097
Reconciliation as per U.S. GAAP          (23,903)   (24,624)     (5,193)
                                         -------    -------      ------
According to U.S GAAP                    192,883    359,904      41,904
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

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

     5.   ADDITIONAL INFORMATION AS REQUIRED BY U.S. GAAP (CONT.)

          C.   BUSINESS SEGMENTS (BASED ON ISRAELI GAAP FINANCIAL STATEMENTS)

               Supplementary segment information requires according to U.S. GAAP (SFAS131):

                                 COMMERCIAL
                                    AND                    IMAGE      LEASE
                               ENTERTAINMENT               GUIDED      OF        OTHER
                                  CENTERS       HOTELS   TREATMENT   ASSETS   ACTIVITIES     TOTAL
                               -------------   -------   ---------   ------   ----------   --------
                                                        IN THOUSAND NIS
YEAR ENDED
DECEMBER 31, 2005:

Financial income (expenses),
   net (1)                        (42,058)     (50,664)       --     (8,035)   (21,564)    (122,321)
Income taxes (tax benefits)         1,005        1,442        --         --      5,351        7,798

YEAR ENDED
DECEMBER 31, 2004:

Financial income (expenses),
   net (1)                         10,423       (9,904)   (3,298)    (8,367)   (42,423)     (53,569)
Income taxes (tax benefits)        18,295         (647)       --         --     (1,844)      15,804

YEAR ENDED
DECEMBER 31, 2003:

Financial income (expenses),
   net (1)                       (190,756)       2,564               (3,137)   (20,492)    (211,821)
Income taxes (tax benefits)       (22,070)      (6,583)                  --      8,436      (20,217)

(1) Excluding financial results in respect of inter-company balances and transactions.

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

     5.   ADDITIONAL INFORMATION AS REQUIRED BY U.S. GAAP (CONT.)

          D.   STATEMENT OF CASH FLOWS

               1)   SUPPLEMENTAL INFORMATION REQUIRED ACCORDING TO U.S. GAAP:

                             YEAR ENDED DECEMBER 31
                  --------------------------------------------
                                                       2005
                                                     REPORTED
                    2005       2004       2003     CONVENIENCE
                  REPORTED   REPORTED   ADJUSTED   TRANSLATION
                  --------   --------   --------   -----------
                         (IN THOUSAND NIS)           US$'000
Interest paid      139,554    143,068    140,918      30,318
                   -------    -------    -------      ------
Income tax paid     11,431      2,695      4,751       2,483
                   =======    =======    =======      ======

               2)   EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
                    EQUIVALENTS:

                    IN ACCORDANCE WITH ISRAELI GAAP:

                    The statement shall report the effect of exchange rate changes on cash balances held in foreign currencies, only in "autonomous foreign entities", in a separate part of the reconciliation of the change in cash and cash equivalents during the period.

                    IN ACCORDANCE WITH U.S. GAAP:

                    The statement shall report the effect of exchange rate changes on all cash balances held in foreign currencies in all foreign entities as a separate part of the reconciliation of the change in cash and cash equivalents during the period.

                                                    YEAR ENDED DECEMBER 31
                                         --------------------------------------------
                                                                              2005
                                                                            REPORTED
                                           2005       2004       2003     CONVENIENCE
                                         REPORTED   REPORTED   ADJUSTED   TRANSLATION
                                         --------   --------   --------   -----------
                                                (IN THOUSAND NIS)           US$'000
As reported, according to Israeli GAAP    (6,516)     (522)      3,959      (1,416)
Reconciliation as per U.S. GAAP            1,332     3,362      (1,113)        289
                                          ------     -----      ------      ------
According to U.S. GAAP                    (5,184)    2,840       2,846      (1,127)
                                          ======     =====      ======      ======

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

     5.   ADDITIONAL INFORMATION AS REQUIRED BY U.S. GAAP (CONT.)

          D.   STATEMENT OF CASH FLOWS (CONT.)

               3)   CASH FLOW CLASSIFICATION:

                    IN ACCORDANCE WITH ISRAELI GAAP

                    a. Proceeds from sale or purchase of marketable securities are presented in cash flows from investing activities in the statement of cash flows.

                    b. In accordance with standard No. 8 of the IASB an entity should provide segregation of cash flows from continuing and discontinuing operation for each of the categories of cash flows (i.e.: operating, investing and financing cash flow).

                    IN ACCORDANCE WITH U.S. GAAP

                    a. Proceeds from sale or purchase of marketable securities, which are classified by the Company as held for trading are included in cash flows from operating activities.

                    b. In accordance with SFAS 95 segregation of cash flows from continuing and discontinuing operation is not required.

                                                    YEAR ENDED DECEMBER 31
                                         --------------------------------------------
                                                                              2005
                                                                            REPORTED
                                           2005       2004       2003     CONVENIENCE
                                         REPORTED   REPORTED   ADJUSTED   TRANSLATION
                                         --------   --------   --------   -----------
                                                (IN THOUSAND NIS)           US$'000
Cash flows from operating activities:
As reported, according to Israeli GAAP   (99,108)   (21,562)    (8,333)     (21,531)
Reconciliation as per U.S. GAAP            2,724     (1,951)     2,413          592
                                         -------    -------    -------       ------
According to U.S. GAAP                   (96,384)   (23,513)     5,920       20,939
                                         =======    =======    =======       ======
Cash flows from investing activities:
As reported, according to Israeli GAAP     5,496    128,481    131,443        1,194
Reconciliation as per U.S. GAAP           (2,724)     1,951     (2,413)        (592)
                                         -------    -------    -------       ------
According to U.S. GAAP                     2,772    130,432    129,030          602
                                         =======    =======    =======       ======

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT.)

     5.   ADDITIONAL INFORMATION AS REQUIRED BY U.S. GAAP (CONT.)

          E.   EARNING PER SHARE

                                       YEAR ENDED DECEMBER 31
                                      ------------------------
                                       2005     2004     2003
                                      ------   ------   ------
                                          NUMBER OF SHARES
                                             (THOUSAND)
Number of shares used in basic and
   diluted earning (loss) per share   22,154   23,025   22,337
                                      ======   ======   ======

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS

              LIST OF MAJOR INVESTEE COMPANIES - DECEMBER 31, 2005


                                                                                      RATE OF
                                                                                    (DIRECT AS
                                                                                      WELL AS
                                                                                     INDIRECT)      COUNTRY
                                                                                     OWNERSHIP         OF
NAME OF COMPANY                                    NATURE OF ACTIVITY               AND CONTROL    RESIDENCE
---------------                                    ------------------               -----------   -----------
                                                                                         %
ELSCINT LTD. (*)                     ("Elscint")   Management and operation of
                                                   Arena; investment in companies    100.0          Israel
   Bea Hotels N.V.                    ("B.H.")     A holding company in the hotel                     The
                                                   segment, mainly in Europe         100.0        Netherlands
   SLS Sails Ltd.                      ("SLS")     Ownership of a commercial and
                                                   entertainment center ("Arena")    100.0          Israel
   Mango Israel Clothing and          ("Mango")    A distributor and retailer of
   Footwear Ltd.                                   the retail brand name MANGO -
                                                   MNG(TM)                           100.0          Israel

ELBIT ULTRASOUND NETHERLANDS B.V.      ("EUN")     A holding company                 100.0            The
                                                                                                  Netherlands
   Plaza Centers (Europe) B.V.         ("PC")      Investment in the commercial      100.0            The
                                                   centers in Central and Eastern                 Netherlands
                                                   Europe
   Insightec - Image Guided         ("Insightec)   Development manufacturing and      57.3(**)      Israel
   Treatment Ltd.                                  marketing of means of
                                                   imaging-guided treatment

(*)  See Note 9B.(1), above.

(**) Including exercise of options which were granted for par value (NIS 0.01) consideration - See Note 9B. (2).

(ERNST & YOUNG LOGO)
                       - KOST FORER GABBAY & KASIERER
                         3 Aminadav St.                 - Phone: 972-3-6232525
                         Tel-Aviv 67067, Israel           Fax: 972-3-5622555

                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                                GAMIDA CELL LTD.
                          (A DEVELOPMENT STAGE COMPANY)

     We have audited the accompanying consolidated balance sheets of Gamida Cell Ltd. (a development stage company) ("the Company") and its subsidiary as of December 31, 2004 and 2005, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005 and for the period from February 17, 1998 (date of inception) to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2004 and 2005, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2005 and for the period from February 17, 1998 (date of inception) to December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel                                    KOST FORER GABBAY & KASIERER
March 20, 2006                                  A Member of Ernst & Young Global

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
     PLAZA CENTERS (EUROPE) B.V.

We have audited the accompanying consolidated balance sheet of Plaza Centers (Europe) B.V. ("the Company") and its subsidiaries as at December 31, 2005 and 2004 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as at December 31, 2005 and 2004 and the consolidated results of their operations, the changes in shareholders' equity and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with generally accepted accounting principles in Israel.

As explained in Note 2, the financial statements for dates and reporting periods subsequent to December 31, 2003 are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards Board. The financial statements for dates and reporting periods that ended up to the aforementioned date are stated in values that were adjusted to that date according to the changes in the general purchasing power of the local currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel


Budapest, Hungary

April 5, 2006

KPMG Hungaria Kft.

                         REPORT OF INDEPENDENT AUDITORS
                             TO THE SHAREHOLDERS OF
                               B.E.A. HOTELS N.V.

INTRODUCTION

We have audited the accompanying balance sheets of B.E.A. Hotels N.V. ("the Company") as of December 31, 2005 and 2004 and the statements of income and the statements of changes in shareholders' equity of the company for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

MATTERS AFFECTING OPINION

The financial statements do not contain a statement of cash flows as required by International Accounting Standard No. 7. In our opinion, information about the company's cash flows is necessary for a proper understanding of the company's state of affairs and result.

OPINION

In our opinion (except for the failure to provide information about the company's cash flows) the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004 and the results of its operations for each of the two years in the period ended December 31, 2005, in accordance with International Financial Reporting Standards.

Amsterdam, April 6, 2006

MAZARS PAARDEKOOPER HOFFMAN N.V.

F.D.N. Walta RA

MAZARS PAARDEKOOPER HOFFMAN N.V.
Mazars Tower, Delflandlaan 1 - P.O. box 7266 - 1007 JG Amsterdam - amsterdam.audit@mazars.nl
Tel: +31 (0)20-2060500 - Fax: +31 (0)20-6448051

ACCOUNTANTS - Tax advisers - Management consultants

Mazars Paardekooper Hoffman N.V., with its registered office in Rotterdam (Trade register Rotterdam nr. 24389296).

                                                Independent Member Of (MN LOGO)

ITEM 19. EXHIBITS

           Exhibits.
           ---------
1.1(1)     Memorandum of Association of the Company.

1.2(1)     Articles of Association of the Company.

1.3(2)@    Notice dated March 4, 2001, sent by the Registrant to the Israeli
           Companies Registrar with respect to an amendment to the Articles of Association.

4.2(3)     Loan facility agreement dated January 22, 2002 between OVAG, MKB and
           OPT banks, Amanati Ltd., Duna Plaza Kft. Sopron Plaza Kft. and Plaza
           Centers Europe BV with respect to a credit facility in the amount of Euro 82.9 million.

4.3(2)@ Loan facility agreement dated September 27, 2000, between the Registrant and Bank Hapoalim BM with respect to a $150 million line of credit.

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

4.8(4)     Management support and sub-license agreement between Astrid Park
           Plaza N.V. and Park Plaza Hotels Europe Ltd. dated April 15, 1997.

4.9(5) Loan agreement dated December 21, 2000 with Bank Hapoalim B.M. with respect to the financing of the Victoria Park Plaza Hotel.

4.10(5)@   Loan facility agreement dated October 23, 2000 between Elscint and
           Bank Hapoalim BM with respect to a $110 million line of credit.

4.11(5)@   Development agreement dated December 17, 2000 between Elscint and the
           Israeli Land Administration with respect to the Monfort Project.

4.12(6)@   Agreement dated April 14, 2002 between SLS Sails Ltd. and C.D.P.M.
           Kft. for the completion of the construction works of Elscint's commercial and entertainment center in Herzliya.

4.13(8) Framework Transaction Agreement, dated as of July 30, 2004, by and among Klepierre S.A., Klepierre Hongrie S.A.S., LP7 S.A.S. and
           Segece, as Buyers, and Plaza Centers (Europe) B.V., Elbit Ultrasound
           Netherlands B.V., Szeged 2002 Kft., and Plaza Centers Management
           B.V., as Vendors.

4.14(8)    Transaction Agreement, dated January 31, 2005, Plantridge Limited, as
           Purchaser, Plaza Centers (Europe) B.V., Elbit Ultrasound Netherlands
           B.V., and Amanati Limited, as Vendors.

4.15* Framework Transaction Agreement, dated as of July 29, 2005, by and among Klepierre S.A., Klepierre Sadyba Sp.z.o.o. Klepierre Krakow
           Sp.z.o.o., Klepierre Poznan Sp.z.o.o, LP7 S.A.S. and Segece S.C.S, as
           Buyers, and Plaza Centers (Europe) B.V. as Vendor.

4.16*      Share Sale And Purchase Agreement relating to the shares in Shaw
           Hotel Holding B.V. dated 19 December 2005 by and between Euro Sea
           Hotel N.V., B.E.A. Hotels N.V.and Shawpark Investments B.V. as
           Sellers and WG Mitchell (Scotland) Ltd as Purchaser

4.17*      Deed of Trust entered into between the Company and Orora Fidelity
           Trust Company Ltd. dated 21.2.2006 for the issuance of series A debentures.

4.18*      Deed of Trust entered into between the Company and Orora Fidelity
           Trust Company Ltd. dated 21.2.2006 for the issuance of series A debentures.

4.19(9)    Agreement and Plan of Merger dated August 21, 2005 between the
           Company and Elscint.

4.20*      Amended and Restated Loan Agreement, Multicurrency Term Credit
           Facility, dated December 5, 2005, between Elscint and Bank Hapoalim
           B.M.

4.21*      Lease Agreement dated January 6, 2003 between Euston Road Hotel
           Limited and Accor SA for a long term lease of the hotel property located on Euston Road in London, England (previously Bernard Shaw
           Park Plaza) for a period of 25 years.

4.22*      A form of Hotel Management Agreement entered into with Park Plaza.

4.23*      Amended and Restated Loan Agreement dated July 9, 2003 between
           Elscint and Bank of Hapoalim B.M.

4.24*      Amended and Restated Loan Agreement dated July 9, 2003 between Elbit
           Ultrasound (Netherlands) B.V. and Bank of Hapoalim B.M.

8.1*       List of subsidiaries. (Incorporated by reference to "Item 4 -
           Information on the Company - Organizational Structure)

10.1*      Consent of Brightman Almagor & Co.

10.2*      Consent of KPMG Hungaria Kft.

10.3*      Consent of Mazars Paardekooper Hoffman N.V.

10.4*      Consent of Kost, Forer Gabbay & Kasierer.

11.1*      Code of Ethics and Business Conduct for Directors, Officers and Other
           Employees

12.1*      Certification of the Principal Executive Officer and Principal
           Accounting Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.1*      Certification of the Principal Executive Officer and Principal
           Accounting Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002

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

(8) Previously filed as an exhibit to EMI's Annual Report on Form 20-F for the year ended December 31, 2004, File No. 0-28996, filed with the Securities and Exchange Commission on June 30, 2005 and incorporated by reference herein.

(9) Previously filed as an exhibit to Joint Proxy Statement/Prospectus filed with the Securities and Exchange Commission on September 21, 2005 and incorporated by reference herein.

*    Filed herewith.

@    Translation from Hebrew.