Form 20-F
period 2007-12-31
ELBIT IMAGING LTD
filed 2008-06-30
CIK 1027662

As Filed with the U.S. Securities Exchange Commission on June 30, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _____________
Commission file number 0-28996

ELBIT IMAGING LTD.
(Exact Name of registrant as specified in its charter)

ISRAEL
(Jurisdiction of incorporation or organization)

2 Weitzman St., TEL-AVIV 64239, ISRAEL
(Address of principal executive offices)

Shimon Yitzhaki
Tel: 972-3-6086000
Fax: 972-3-6086050
2 Weitzman St. Tel Aviv, Israel
(Name, Telephone, E-Mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
ORDINARY SHARES, NIS 1.0 PAR VALUE PER SHARE	NASDAQ GLOBAL SELECT MARKET

Securities registered or to be registered pursuant to Section 12(g) of the Act:
NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 25,454,524 ordinary shares, NIS 1.0 par value per share excluding 2,800,000 ordinary shares held by Elbit Imaging Ltd. which do not have any voting and equity rights.

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.  YES ☐  NO ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. YES ☐   NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: YES ☒   NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 in the Exchange Act. (Check one).

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP

☒	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

          If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17	☐ Item 18

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act: YES ☐ NO ☒

FORWARD-LOOKING STATEMENTS

          THIS ANNUAL REPORT ON FORM 20-F CONTAINS “FORWARD-LOOKING STATEMENTS,” WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE “EXCHANGE ACT”). FORWARD-LOOKING STATEMENTS INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF THE COMPANY AND ITS MANAGEMENT ABOUT THE COMPANY’S BUSINESS, ITS RELATIONSHIP WITH ITS EMPLOYEES AND THE CONDITION OF ITS PROPERTIES. WORDS SUCH AS “BELIEVE,” “EXPECT,” “INTEND,” “ESTIMATE” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS BUT ARE NOT THE EXCLUSIVE MEANS OF IDENTIFYING SUCH STATEMENTS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED, EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS INCLUDING, WITHOUT LIMITATION, THE FACTORS SET FORTH BELOW UNDER THE CAPTION “RISK FACTORS.” (WE REFER TO THESE FACTORS AS “CAUTIONARY STATEMENTS.”) ANY FORWARD-LOOKING STATEMENTS CONTAINED IN THIS ANNUAL REPORT SPEAK ONLY AS OF THE DATE HEREOF, AND WE CAUTION EXISTING AND PROSPECTIVE INVESTORS NOT TO PLACE UNDUE RELIANCE ON SUCH STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS DO NOT PURPORT TO BE PREDICTIONS OF FUTURE EVENTS OR CIRCUMSTANCES, AND THEREFORE, THERE CAN BE NO ASSURANCE THAT ANY FORWARD-LOOKING STATEMENT CONTAINED HEREIN WILL PROVE TO BE ACCURATE. WE UNDERTAKE NO OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS. ALL SUBSEQUENT WRITTEN OR ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO US OR PERSONS ACTING ON OUR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS.

CURRENCY TRANSLATION

          For the reader’s convenience, financial information for 2007 has been translated from various foreign currencies to the U.S. dollar (“$” or U.S. dollar), as of December 31, 2007 in accordance with the following exchange rates:

Currency	December 31, 2007 $

1 NIS	0.26
1 Euro	1.473
1 GBP	1.997
1 HUF	0.0058
1 CZK	0.055
1 LEI (RON)	0.0004
1 PLN	0.409
1 INR	0.0253
1 Crore (10 million INR)	253,000

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

EXCHANGE RATES

          The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 3.233 to the dollar on May 31, 2008. The exchange rate has fluctuated during the six months period beginning December 2007 through May 2008 from a high of NIS 4.008 to the dollar to a low of NIS 3.233 to the dollar. The monthly high and low exchange rates between the NIS and the U.S. dollar during the six months period beginning December 2007 through May 2008, as published by the Bank of Israel, were as follows:

	HIGH	LOW
	1 U.S. dollar =	1 U.S. dollar =

MONTH	NIS	NIS

December 2007	4.008	3.830
January 2008	3.861	3.625
February 2008	3.655	3.578
March 2008	3.656	3.377
April 2008	3.640	3.425
May 2008	3.461	3.233

          The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years was as follows:

PERIOD	EXCHANGE RATE

January 1, 2003 - December 31, 2003	4.544 NIS/$1
January 1, 2004 - December 31, 2004	4.483 NIS/$1
January 1, 2005 - December 31, 2005	4.488 NIS/$1
January 1, 2006 - December 31, 2006	4.442 NIS/$1
January 1, 2007 - December 31, 2007	4.0847 NIS/$1

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

          Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

          Not Applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

          The following selected consolidated financial data of Elbit Imaging Ltd. and its subsidiaries (together, “EI,” “Elbit”, the “Company,” “our Company,” “we” or “us”) are derived from our 2007 consolidated financial statements and are set forth below in table format. Our 2007 consolidated financial statements and notes included elsewhere in this report were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). These are the Company’s first consolidated financial statements prepared in accordance with IFRSs. Our previous financial statements were prepared in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”). As for explanation to the transition from Israeli GAAP to IFRSs in respect of the Company’s consolidated financial statements as of January 1, 2006 (the transition date to the IFRSs) and December 31, 2006, see note 29 to the consolidated financial statements included in item 18. In accordance with the provision of IFRS1 (“First-time Adoption of International Financial Reporting”) the Company presented balance sheets as of December 31, 2007 and 2006, and profit and loss for the years then ended in its first consolidated financial statements prepared in accordance with IFRSs.

          The consolidated financial statements were audited by Brightman Almagor & Co., a firm of certified public accountants in Israel and a member of Deloitte Touche Tohmatsu, except for certain subsidiaries and an associate which were audited by other auditors. Our selected consolidated financial data are presented in NIS. A convenience translation to U.S. dollars is presented for 2007 only.

          The selected financial data for the years ended December 31, 2007 and 2006 which are presented in the table below derived from our consolidated financial statements prepared in accordance with IFRSs and do not include consolidated financial data in accordance with U.S. GAAP. The selected financial data for the years ended December 31, 2005, 2004 and 2003 which are presented in Table II below are derived from our consolidated financial statements prepared in accordance with Israeli GAAP and include consolidated financial data in accordance with U.S. GAAP.

CONSOLIDATED STATEMENTS OF OPERATIONS IN ACCORDANCE WITH IFRSs

(in thousands, except share and per share amounts)

	FOR THE YEAR ENDED DECEMBER 31

	2007	2007	2006

	Convenience Translation

	$’000	NIS’ 000

Revenues and gains
Commercial centers	758,610	2,917,616	397,202
Hotels operations and management	102,763	395,227	351,610
Gains from sale of real estate assets	16,282	62,621	81,794
Sale of medical systems	12,909	49,648	85,824
Decrease in shareholding of subsidiaries	1,381	5,310	667,014
Sale of fashion retail	17,717	68,139	58,035

	909,662	3,498,561	1,641,479

Expenses and losses

Commercial centers	445,724	1,714,253	395,814
Hotels operations and management	85,820	330,063	308,623
Cost and expenses of medical systems operation	18,188	69,953	71,746
Cost of fashion retail	20,881	80,308	67,834
Research and development expenses, net	18,086	69,559	73,538
General and administrative expenses	30,419	116,992	66,983
Share in losses (profits) of associates	3,294	12,667	(736)
Financial expenses	60,338	232,062	144,166
Financial income	(23,696)	(91,136)	(25,580)
Other expenses, net	9,941	38,233	77,048

	668,995	2,572,954	1,179,436

PROFIT BEFORE INCOME TAXES	240,667	925,607	462,043
Income taxes (tax benefits)	4,235	16,288	(1,787)

PROFIT FROM CONTINUING OPERATIONS	236,432	909,319	463,830
Profit from discontinued operation, net	2,675	10,289	35,665

PROFIT FOR THE YEAR	239,107	919,608	499,495

Attributable to:
Equity holders of the Company	140,340	539,749	510,803
Minority interest	98,767	379,859	(11,308)

	239,107	919,608	499,495

Earnings per share - (in NIS)
Basic earnings per share:
From continuing operations	5.46	20.99	18.83
From discontinued operations	0.11	0.40	1.41

	5.57	21.39	20.24

Diluted earning per share:
From continuing operations	5.25	20.18	18.83
From discontinued operations	0.11	0.40	1.41

	5.36	20.58	20.24

Dividend declared per share	1.50	6.30	0

SELECTED BALANCE SHEET DATA IN ACCORDANCE WITH IFRSs

	DECEMBER 31

	2007	2007	2006

	Convenience Translation	(In Thousand NIS)

	$’000

Current Assets	1,524,841	5,864,542	3,671,977
Non Current Assets	671,636	2,583,106	2,613,648

Total	2,196,477	8,447,648	6,285,625

Current Liabilities	243,191	935,311	1,101,684
Non Current Liabilities	1,113,712	4,283,335	2,889,710
Shareholders’ equity Attributable to:
Equity holders of the company	529,235	2,035,438	1,644,716
Minority interest	310,339	1,193,564	649,515

Total	2,196,477	8,447,648	6,285,625

TABLE II

CONSOLIDATED STATEMENTS OF OPERATIONS IN ACCORDANCE WITH ISRAELI GAAP

(in thousands, except share and per share amounts)

	FOR THE YEAR ENDED DECEMBER 31

	2005	2004	2003

	(In thousand NIS)

REVENUES

Sale of real estate assets and investments, net	281,661	131,921	–
Commercial centers operations	142,957	311,893	347,056
Hotels operations and management	270,057	218,365	189,205
Sale of medical systems	75,713	44,049	–
Realization of investments	1,958	28,793	45,129
Other operational income	44,409	13,238	13,495
	816,755	748,259	594,885

COSTS OF EXPENSES

Commercial centers operations	157,640	271,392	257,913
Hotels operations and management	259,293	207,152	188,672
Cost and expenses of medical systems operation	(*)50,374	26,039	8,720
Other operational expenses	46,793	3,655	3,510
Research and development expenses, net	(*)59,796	38,158	43,719
General and administrative expenses	36,939	43,627	42,144
Share in losses of associated companies, net	12,028	15,968	20,951
Financial expenses , net	122,321	53,569	211,821
Other expenses, net	57,106	63,806	10,477
	802,290	723,366	787,927

PROFIT (LOSS) BEFORE INCOME TAXES	14,465	24,893	(193,042)
Income taxes (tax benefits)	7,798	15,804	(20,217)
PROFIT (LOSS) AFTER INCOME TAXES	6,667	9,089	(172,825)
Minority-interest in results of subsidiaries, net	(*)73,795	27,448	48,671
PROFIT (LOSS) FROM CONTINUING OPERATIONS	80,462	36,537	(124,154)
Profit from discontinued operations, net	5,917	6,810	12,073
Cumulative effect of accounting change at the beginning of the year	(622)	–	–
NET INCOME (LOSS)	85,757	43,347	(112,081)

EARNINGS (LOSS) PER SHARE

From continuing operations	3.70	1.56	(5.56)
From discontinued operations	0.27	0.29	0.54
Cumulative effect of accounting change at the beginning of the year	(0.03)	–	–
Basic earnings (loss) per share	3.94	1.85	(5.02)

Dividend declared per share	12.39	–	–

(*)	We declared distribution of dividends twice during 2005.

INCOME STATEMENT DATA IN ACCORDANCE WITH U.S. GAAP:

		YEAR ENDED DECEMBER 31,

		2005	2004	2003

		(In thousand NIS)

A)	NET INCOME (LOSS) AND COMPREHENSIVE INCOME:

Net income (loss) according to U.S. GAAP		100,344	(92,447)	(19,251)
Total comprehensive income (loss) according to U.S. GAAP		123,429	(149,916)	35,545
Basic earning (loss) per ordinary share as per U.S. GAAP (NIS)		3.98	(3.67)	(0.86)
Diluted earning (loss) per ordinary share as per U.S. GAAP (NIS)		4.53	(4.02)	(0.86)
Weighted average of number of shares and share equivalents under U.S. GAAP (thousands)		21,743	23,463	22,337

SELECTED BALANCE SHEET DATA IN ACCORDANCE ISRAELI GAAP AND U.S. GAAP

	DECEMBER 31

	2005	2004	2003

	(In Thousand NIS)

Current Assets	1,448,733	736,339	577,687
Long-term investments and receivables	118,937	185,393	218,407
Hotels, commercial centers and other fixed assets	2,175,364	3,527,988	4,629,675
Other assets and deferred expenses	30,476	55,859	85,798
Assets related to discontinued operations	12,607	14,700	16,228
Total	3,786,117	4,520,279	5,527,795
Current Liabilities	887,415	794,741	1,178,415
Long-term liabilities	1,707,254	2,418,897	2,841,326
Liabilities related to discontinued operations	62,430	71,986	82,802
Convertible debentures	62,159	–	–
Minority interest	11,449	430,687	471,606
Options Issued by Subsidiaries	1,186
Shareholders’ equity	1,054,224	803,968	953,646
Total	3,786,117	4,520,279	5,527,795

Total assets according to U.S. GAAP	3,846,427	4,676,008	5,917,917
Total liabilities according to U.S. GAAP	2,801,532	3,905,673	4,891,985
Total shareholders equity according to U.S. GAAP	1,044,894	770,335	1,025,932

B.	CAPITALIZATION AND INDEBTEDNESS

          Not Applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

          Not Applicable.

D.	RISK FACTORS

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

The Company engages, directly or indirectly, mainly in the following areas:

•

Shopping and Entertainment Centers - Initiation, construction, operation, management and sale of shopping and entertainment centers and other mixed-use projects in Central and Eastern Europe and in India.

•	Hotels - Hotel ownership, operation, management and sale, primarily in major European cities.

•	Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment.

•

Other Activities - Other activities consisting of (i) investments in real estate assets in India designated for residential projects and other mixed-use projects; (ii) the distribution and sale of fashion retail in Israel; and (iii) venture-capital investments. Other activities also include investments in hospitals and farm dairy plant which are in preliminary stages.

          The following is a list of the material risk factors that affect our business and our results of operations. We cannot predict nor can we asses the impact, if any, of such risk factors on our business or the extent which any factor, or a combination of factors, may cause actual results to differ materially from those projected in any forward-looking statement. In addition, we do not undertake any obligation to update any forward-looking statements, whether as a result of new information, further events, or otherwise.

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

          Sites which meet our criteria must be zoned for commercial activities of the type contained in shopping and entertainment centers. In instances where the existing zoning is not suitable or in which the zoning has yet to be determined, we will apply for the required zoning classifications. This procedure may be protracted, particularly in countries where the bureaucracy is cumbersome and inefficient, and we cannot be certain that the process of obtaining proper zoning will be completed with sufficient speed to enable the centers to open ahead of the competition or at all. We have faced zoning problems with regard to certain projects, including the following:

•

With respect to Helios Plaza, Athens, Greece, the zoning permission under which Plaza Centers N.V. (“PC”), our subsidiary, was to redevelop the property as a shopping and entertainment center was reversed. At present, PC does not have the benefit of a current zoning permission permitting its development as a shopping and entertainment center and is examining alternative development opportunities for this site, including the construction of offices and the sale of the land.

•

With respect to PC’s property at Lodz, Poland, the zoning permission under which PC was to develop the property as a shopping and entertainment center has expired. PC is currently pursuing development of this site as a residential area.

          Opposition by local residents to zoning and/or building permit applications may also cause considerable delays. Certain of our site acquisitions are conditioned upon the grant of a building permit. In addition, arbitrary changes to applicable zoning may jeopardize projects that have already commenced. Therefore, if we cannot receive zoning approvals or if the procedures for the receipt of such zoning approvals are delayed, our cost will increase which will have an adverse effect on our business.

We depend on contractors and subcontractors to construct our centers, which may lead to increased development and construction costs and the loss of our competitive advantage.

          We rely on subcontractors for all of our construction and development activities. If we cannot enter into subcontracting arrangements on terms acceptable to us or at all, we will incur additional costs which will have an adverse effect on our business. The competition for the services of quality contractors and subcontractors may cause delays in construction, thus exposing us to a loss of our competitive advantage. Subcontracting arrangements may be on less favorable terms than would otherwise be available, which may result in increased development and construction costs. By relying on subcontractors, we become subject to a number of risks relating to these entities, such as quality of performance, varied work ethics, performance delays, construction defects and the financial stability of the subcontractors. A shortage of workers would have a detrimental effect on us and our subcontractors and, as a result, on our ability to conclude construction phases on time and within budget. We generally require our subcontractors to provide bank guarantees in our favor to financially secure their performance. In the event the subcontractor fails to perform, the bank guarantees provide for a monetary payment to us. The guarantees do not, however, obligate the subcontractors to complete the project and may not adequately cover our costs of completing the project or our lost profits during the period while alternative means of completing the project are sought.

Delays in the completion of construction projects could affect our success.

          An important element in the success of the construction process of our shopping and entertainment center projects is the short construction time (generally 12 to 18 months from the receipt of building permits, depending on the size of the project), and our ability to open the centers ahead of our competitors, particularly in cities which do not have shopping and entertainment centers of the type constructed by us.

          This makes us subject to a number of risks relating to these activities, including:

•	delays in obtaining zoning and other approvals;

•	the unavailability of materials and labor;

•	the abilities of sub-contractors to complete work competently and on schedule;

•	the surface and subsurface condition of the land underlying the project;

•	environmental uncertainties;

•	extraordinary circumstances or “acts of god”; and

•	ordinary risks of construction that may hinder or delay the successful completion of a particular project.

          In addition, under our development contracts with local municipalities, we have deadlines for most of our projects (subject to limited exceptions). If construction of a project does not proceed in accordance with our schedule, we may in some instances be required to pay penalties to the vendor (usually local municipalities) based on the extent of the delay and in isolated cases to forfeit rights in the land. The failure to complete a particular project on schedule or on budget may have a material adverse effect on our business, prospects, and results of operations or financial condition.

We are dependent on attracting third parties to enter into lease agreements, and in particular on anchor tenants. If we fail to enter into these agreements, we risk receiving a lower price for the sale of such centers, which adversely affect our financial condition and results of operations.

          We are dependent on our ability to enter into new leases on favorable terms with third parties, including anchor tenants (such as the operators of cinemas, supermarkets, department stores and electrical appliances stores) in order to receive a profitable price for each shopping and entertainment center. Anchor stores in entertainment and shopping and entertainment centers play an important part in generating customer traffic and making a center a desirable location for other tenants. We may find it more difficult to engage tenants to enter into leases during periods when market rents are increasing, or when general consumer activity is decreasing. Economic recession, pressures that affect consumer confidence, job growth, energy costs and income gains can affect retail sales growth, and a continuing soft economic cycle may impact our ability to find tenants for our shopping and entertainment centers. Failure to attract tenants, the termination of a tenant’s lease, or the bankruptcy or economic decline of a tenant may adversely affect the price obtainable for the shopping and entertainment center and adversely affect our financial condition and results of operations.

          We may lease developed shopping and entertainment centers or other developments at below expected rental rates or sell at a price which is below what was expected.

          Our current strategy is to dispose of a shopping and entertainment center upon completion. If rental leases decrease below our expectations or if circumstances arise beyond our control, including market prices, market’s demand, negative trends and the likes, we may have to sell a shopping and entertainment center at a price below our projections.

Competition is becoming more aggressive in certain Central and Eastern European countries which may adversely affect our results of operations.

          The shopping and entertainment centers business in Central and Eastern Europe is rapidly becoming more competitive with a number of developers becoming active in our target areas. The shopping and entertainment centers concept we promote is gaining increasing popularity due to its potentially high yields. Developers compete not only for patrons, but also for desirable properties, financing, raw materials, qualified contractors, experienced system consultants, expert marketing agents and skilled labor. The public bidding process (the process through which we often acquire new properties) is subject to intense competition and some of our competitors have longer operating histories and greater resources than us, all of which may limit our ability to obtain such projects. There can be no assurance that we will be successful in winning projects that we bid for or which are awarded pursuant to fixed price tenders or that we will otherwise continue to be successful in competing in Central and Eastern Europe.

Environmental discoveries may have a significant impact on the budget, viability and marketability of a shopping and entertainment center.

          We may encounter unforeseen constructions delays due to factors beyond our control such as delays caused by previously unknown soil contamination or the discovery of archeological findings which may have a significant impact on development budget and schedules and which may, in turn, have a detrimental effect on the viability or marketability of the development.

Mixed used projects combine versatile factors affecting individual components, failure of any of which may affect other components and thereby be detrimental to the mixed used project.

          Our shopping and entertainment centers business include the construction of mixed used projects, which integrate large-scale business and leisure projects. Materialization of a risk specific to an individual component may affect other components of the mixed use projects and thereby the overall mixed used projects.

We may be required to make payments to occupational tenants who enjoy enhanced occupational rights in order to vacate the premises which may result in budget overruns.

          Occupational tenants may enjoy enhanced occupational rights which may require us to make additional ex gratia payments to them in order to obtain vacant possession before the contractual expiry of such occupational tenants’ lease terms. Such payments may result in budget overruns for the project.

There is no assurance that we will successfully implement our construct and dispose strategy on the shopping and entertainment business and in such event our results will be materially adversely affected.

          Our strategy in the shopping and entertainment centers business is to dispose of centers upon completion. Our decision to sell properties is based on various factors, including market conditions, and we cannot predict when such sales will actually occur. There can be no assurance that we will be able to complete dispositions of commercially reasonable terms or at all. Accordingly, our results of operation can be materially adversely affected.

RISKS RELATING TO THE HOTEL BUSINESS

The hotel industry may be affected by economic conditions, oversupply, travel patterns, weather and other conditions beyond our control which may adversely affect our business and results of operations.

          The hotel industry may be adversely affected by changes in national or local economic conditions and other local market conditions. Our hotels generally, and in particular, in London and Amsterdam, may be subject to the risk of oversupply of hotel rooms. Other general risks that may affect our hotel business are changes in travel patterns, extreme weather conditions, changes in governmental regulations which influence or determine wages, workers’ union activities, increases in land acquisition prices or construction costs, changes in interest rates, the availability of financing for operating or capital needs, and changes in real estate tax rates and other current operating expenses. Unforeseen events, such as terrorist attacks, outbreaks of epidemics and economic recessions have had and may continue to have an adverse effect on local and international travel patterns and, as a result, on occupancy rates and prices in our hotels. Downturns or prolonged adverse conditions in the real estate or capital markets or in national or local economies and difficulties in securing financing for the development of hotels could have a material adverse effect on our business, results of operations, ability to develop new projects and the attainment of our strategic goals.

Competition in the hotels industry could have an adverse effect on our business and results of operations.

          The hotel business is highly competitive. This is particularly the case in those areas where there is an oversupply of rooms, such as in London and Amsterdam. Competitive factors within the industry include:

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

Acquiring, developing and renovating hotels involve substantial risks, and we cannot be certain of the success of any future projects.

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

          We cannot be certain that present or future development or renovation will be successful. If we are not successful in future projects, it will have a material adverse effect on our business. For successful growth, we must be able to develop or acquire hotels on attractive terms and integrate such hotels into our existing operations. For acquired hotels, we must consolidate management, operations, systems, personnel and procedures, which may not be immediately possible due to collective labor agreements or other legal or operational obstacles. Any substantial delays or unexpected costs in this integration process could materially affect our business, financial condition or results of operations. We cannot be certain that newly acquired (or constructed or refurbished) hotels will perform as we expect or that we will be able to realize projected cost savings for acquired hotels.

We depend on partners in our joint ventures and collaborative arrangements.

          The majority of operational hotels in which we own interests are held by us in partnership with other entities, including in particular, Park Plaza Hotels Limited (“Park Plaza”), a public company whose shares are listed for trade on AIM. Park Plaza is engaged in the ownership, co-ownership, leasing, franchising and management of full service four star deluxe hotels and trendy boutique hotels in major gateway cities and regional centers in Europe and the Middle-East and North Africa (For additional information regarding our partnership with Park Plaza, see “Item 4.B. Business Overview - Hotels” below). We may in the future enter into joint ventures or other collaborative arrangements with Park Plaza or with other third parties. Our investments in these joint ventures, including in particular our numerous partnerships with Park Plaza, may, under certain circumstances, be subject to (i) the risk that one of our partners may become bankrupt or insolvent, which may cause us to be unable to fulfill our financial obligations, may trigger a default under our bank financing agreements or, in the event of a liquidation, may prevent us from managing or administering our business or entail a compulsory sale of the hotel at less favorable terms; (ii) the risk that one of our partners may have economic or other interests or goals that are inconsistent with our interests and goals, and that such partner may be in a position to veto actions which may be in our best interests; and (iii) the possibility that disputes may arise regarding the continued operational requirements of our hotels that are jointly owned.

We rely on management agreements with Park Plaza which may not provide the intended benefits, and may be terminated. Significant decline in the reputation of Park Plaza or in the performance of our hotels could adversely affect our results of operation.

          Six of the hotels in which we have an interest are either directly or indirectly operated under long-term management agreements with Park Plaza. Park Plaza is the franchisee for certain territories under territorial license and franchise agreements with Golden Wall Investment Ltd., which entitles Park Plaza to use the “Park Plaza” trademark. Any significant decline in the reputation of Park Plaza or in its ability to ensure the performance of our hotels at anticipated levels could adversely affect our results of operations. If for any reason Park Plaza loses its principal franchise, we will automatically lose our ability to use the Park Plaza trademark and other benefits, and suffer in the areas of brand name recognition, marketing, and centralized reservations systems provided by Park Plaza, which, in turn, could materially affect our operations. If our agreement with Park Plaza is terminated, we cannot be certain that we would be able to obtain alternative management services of the same standard on similar or better terms.

Our agreements with Park Plaza and the Rezidor Hotel Group impose obligations on us that may force us to incur significant costs.

          Our agreements with Park Plaza and the Rezidor Hotel Group, the management companies of the majority of our operating hotels, contain specific standards for, and restrictions and limitations on, hotel operation and maintenance. These standards, restrictions and limitations may conflict with our priorities, and impose capital demands upon us. In addition, Park Plaza and the Rezidor Hotel Group may alter their standards or hinder our ability to improve or modify our hotels. We may be forced to incur significant costs or make capital improvements in order to comply with requirements of Park Plaza or the Rezidor Hotel Group and, if our relationship with either of these parties is terminated, to change the franchise affiliation of our affected hotels, as a result.

The value of our investment in our hotel properties is subject to various risks related to ownership and operation of real property.

          Our investment in hotel properties is subject to varying degrees of risk related to the ownership and operation of real property. The intrinsic value of our hotels and income from the hotels may be materially adversely affected by:

•	changes in global and national economic conditions, including global or national recession;

•	a general or local slowdown in the real property market which may make it difficult to sell a property;

•	political events that may have a material adverse effect on the hotel industry;

•	competition from other lodging facilities, and oversupply of hotel rooms in a specific location;

•	material changes in operating expenses, including as a result of changes in real property tax systems or rates;

•	changes in the availability, cost and terms of financing;

•	the effect of present or future environmental laws;

•	our ongoing need for capital improvements and refurbishments; and

•	material changes in governmental rules and policies.

Our ownership rights in the Bucharesti hotel complex have been challenged. If such challenges succeed, our results of operations and financial position will be materially adversely affected.

          Since we acquired a controlling interest in the Bucuresti hotel complex in Bucharest, Romania (which includes the Radisson SAS Bucurest Hotel and the Centerville Apartment hotel in 2000, we have encountered a number of attempts to challenge both the validity of the acquisition of the complex and our control over the company owning the rights to the hotel. If any such challenge succeeds, our results of operation and financial position will be materially adversely affected.

RISKS RELATING TO BOTH THE SHOPPING AND ENTERTAINMENT CENTERS BUSINESS AND TO THE HOTEL BUSINESS

The failure to comply with government regulation may adversely affect our business and results of operations.

          Both the shopping and entertainment centers business and the hotel industry are subject to numerous national and local government regulations, including those relating to acquisition of real-estate properties, building and zoning requirements and fire safety control. In addition, we are subject to laws governing our relationships with employees, including minimum wage requirements, overtime, working conditions, and work permit requirements, and in some localities to collective labor agreements. A determination that we are not in compliance with these regulations could result in the imposition of fines, an award of damages to private litigants and significant expenses in bringing our shopping and entertainment centers and hotels into compliance with the regulations. In addition, our ability to dismiss unneeded staff may be hampered by local labor laws and courts which traditionally favor employees in disputes with former employers, particularly in countries with strong socialist histories such as those in Eastern Europe.

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

Shortages in raw materials and employees may have a material adverse effect on our results of operations.

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

The fair value of our real-estate assets may be harmed by certain factors, which may entail impairment losses not previously recorded which, in turn, will affect our financial results.

          Certain circumstances may affect the fair value of our real estate assets (operating or under construction), including, among other things, (i) the absence of or modifications to permits or approvals required for the construction and/or operation of any real-estate asset; (ii) in shopping and entertainment centers - where a significant part of the rental areas is subject to long-term leases with a small group of retailers which is distinguished (from other lessees), we may be exposed to a risk of rental fees rates being significantly lower than originally anticipated. A material decline in the long run in the business operations of such retailers may therefore, have an adverse effect on the real estate assets recoverable amount and their final sale prices. (iii) delays in completion of works, beyond the anticipated target, may cause harm and damages to the results of operations of the real estate; (iv) lawsuits that are pending, whether or not we are a party thereto, may have a significant impact on our real estate assets and/or on certain of our shareholding rights in the companies owning such assets. In addition, certain laws and regulations, applicable to our business in certain countries where the legislation process undergoes constant changes, may be subject to frequent and substantially different interpretations; agreements which may be interpreted by governmental authorities so as to shorten term of use of real estate, and which may be accompanied with a demand to demolish the construction thereon erected, be that with or without compensation, may significantly affect the value of such real estate asset. The fair value of our real estate assets may be significantly changed, thereby resulting in impairment losses not previously recorded in our financial results.

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

RISKS RELATING TO THE IMAGE GUIDED TREATMENT BUSINESS

InSightec Ltd., our subsidiary, is currently dependent on sales of the ExAblate 2000 for the treatment of uterine fibroids and the sale of research systems for its clinical research. Inability to sell the ExAblate 2000 at appropriate prices will results in a adverse effect on our results of operations.

          The ExAblate 2000 is in an early stage of commercialization. InSightec Ltd. (“InSightec”), our subsidiary in which hold 70.71% of its voting rights, received FDA approval in October 2004 to market the ExAblate 2000 in the United States only for the treatment of uterine fibroids. InSightec expects sales of the ExAblate 2000 to come from this application and from sales of research systems for the foreseeable future, depending upon the timing of regulatory approval of additional applications for the ExAblate 2000. As a result, factors adversely affecting InSightec’s ability to sell, or pricing of or demand for, InSightec’s product would have a material adverse effect on InSightec’s financial condition and results of operations, which would, in turn, adversely affect our results of operations.

If the ExAblate 2000 does not achieve broad market acceptance for the treatment of uterine fibroids, InSightec will not be able to generate sufficient sales to support its business.

          InSightec must achieve broad market acceptance of the ExAblate 2000 for the treatment of uterine fibroids among physicians, patients and third-party payors in order to generate a sufficient amount of sales to support its business. Physicians will not recommend the use of the ExAblate 2000 unless InSightec can demonstrate that it produces results comparable or superior to existing treatments for uterine fibroids. If long-term patient studies do not support InSightec’s existing clinical results, or if they indicate that the use of the ExAblate 2000 has negative side effects on patients, physicians may not adopt or continue to use the ExAblate 2000. Even if InSightec demonstrates the effectiveness of the ExAblate 2000, physicians may still not use the system for a number of other reasons. Physicians may continue to recommend traditional uterine fibroid treatment options simply because those methods are already widely accepted and are based on established technologies. Patients may also be reluctant to undergo new, less established treatments for uterine fibroids. If, due to any of these factors, the ExAblate 2000 does not receive broad market acceptance among physicians or patients, InSightec will not generate significant sales. In this event, InSightec’s business, financial condition and results of operations would be seriously harmed, and InSightec’s ability to develop additional treatment applications for the ExAblate 2000 would be adversely affected.

If physicians, hospitals and other healthcare providers are unable to obtain coverage and sufficient reimbursement from third-party healthcare payors for treatment procedures using the ExAblate 2000, InSightec may be unable to generate sufficient sales to support its business.

          Demand for the ExAblate 2000, for commercial use, is likely to depend substantially on the extent to which sufficient reimbursement for treatment procedures using InSightec’s system will be available from third-party payors, such as private health insurance plans and health maintenance organizations and, to a lesser degree, government payor programs, such as Medicare and Medicaid. Reimbursement practices vary significantly from country to country and within some countries, by region. InSightec believes that third-party payors will not provide reimbursement on a national basis for treatments using the ExAblate 2000, unless InSightec can generate a sufficient amount of data through long-term patient studies to demonstrate that such treatments produce favorable results in a cost-effective manner relative to other treatments. Furthermore, InSightec could be adversely affected by changes in reimbursement policies of private healthcare or governmental payors to the extent any such changes affect reimbursement for treatment procedures using the ExAblate 2000. If physicians, hospitals and other healthcare providers are unable to obtain sufficient coverage and reimbursement from third-party payors for treatment procedures using the ExAblate 2000, InSightec may be unable to generate sufficient sales to support its business.

InSightec’s future growth substantially depends on its ability to develop and obtain regulatory clearance for additional treatment applications for the ExAblate 2000.

          InSightec has received regulatory approvals to market the ExAblate 2000 in the United States, Israel, Canada, Russia, Brazil, Mexico, Korea, Taiwan, Australia, New Zealand, Singapore and the European Union Economic Area (“EEA”), which is comprised of the member nations of the European Union and certain additional European nations, solely for the treatment of uterine fibroids. Certain countries have also approved the use of ExAblate 2000 for the treatment of breast cancer. In addition, InSightec has received in May 2007 the CE-marking (approval to market in the EEA) and in January 2008 the Israeli approval for pain palliation of bone metastases. However, clinical experience for the bone metastases application is still in early stages and therefore commercial acceptance is expected to take some time. InSightec’s objective is to expand the use of the ExAblate 2000 by developing and introducing new treatment applications. InSightec is currently in various stages of product development and clinical studies for a number of new treatment applications for the ExAblate 2000. It will be required to obtain FDA approval in the United States and other regulatory approvals outside of the United States before marketing the ExAblate 2000 for these additional treatment applications. InSightec cannot guarantee that InSightec’s product development activities for these other applications will be successful and in such event, InSightec’s future growth will be harmed. In particular, InSightec’s future curative oncology treatment applications are subject to significant risks since these applications must be able to demonstrate complete ablation of malignant tumors, or meet or exceed the current medical standard related to the oncology application in question. If InSightec is unable to demonstrate this degree of efficacy, its future curative oncology treatment applications may not prove to be successful. In addition, assuming product development is successful, the regulatory processes can be lengthy, lasting many years in some cases, and expensive. We cannot assure that FDA approval or other regulatory approvals will be granted.

          In order to obtain FDA clearance and other regulatory approvals, and to obtain reimbursement coverage for use of the ExAblate 2000 treatment for additional applications, InSightec is required to conduct extensive clinical studies which may take several years to demonstrate the therapeutic benefits and cost-effectiveness of these new treatment applications and products. Clinical trials are expensive and may take several years to complete. If future clinical trials indicate that the ExAblate 2000 is not as beneficial or cost-effective as existing treatment methods, or that such products cause unexpected complications or other unforeseen adverse events, InSightec may not obtain regulatory clearance to market and sell the ExAblate 2000 for these additional treatment applications or obtain reimbursement coverage, and InSightec’s long-term growth would be seriously harmed.

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

           In addition, GE is not prohibited from marketing or manufacturing other focused ultrasound-based products that may compete with the ExAblate 2000. GE also retained the right to use certain focused ultrasound-related patents which it assigned to InSightec at the time of its formation and InSightec has granted to GE a non-exclusive license to certain of InSightec’s patents derived from technology and patent rights licensed to InSightec by GE. GE may use such patents to develop its own focused ultrasound based products without InSightec’s consent. In the event that GE chooses to distribute or manufacture medical devices that may compete with the ExAblate 2000 or other products based on the MRgFUS technology, InSightec’s sales may be adversely affected.

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

RISKS RELATING TO OUR OTHER ACTIVITIES

Our real-estate projects in India are subject to numerous risks relating to the purchase of land, development and construction and the sale of such projects which could harm our business and results of operation.

          Our real-estate operations in India are subject to the following risks:

•

If we are not able to find sites in the target cities which meet our criteria, either at all or at viable prices, this may materially adversely affect our business and results of operation. For additional information see “- Risks Relating to the Shopping and Entertainment Business” above.

•

If we cannot receive zoning approvals or if the procedures for the receipt of such zoning approvals are delayed, our cost will increase which will have an adverse effect on our business. For additional information see “- Risks Relating to the Shopping and Entertainment Business” above.

•

If we cannot enter into subcontracting arrangements on terms acceptable to us or at all, we will incur additional costs which will have an adverse effect on our business. A shortage of workers would have a detrimental effect on us and our subcontractors and, as a result, on our ability to conclude construction phases on time and within budget. For additional information see “- Risks Relating to the Shopping and Entertainment Business” above.

•

The failure to complete a particular project on schedule or on budget may have a material adverse effect on our business, prospects, and results of operations or financial condition. For additional information see “- Risks Relating to the Shopping and Entertainment Business” above.

•

There can be no assurance that we will be successful in winning projects that we bid for or which are awarded pursuant to fixed price tenders or that we will otherwise continue to be successful in competing in Central and Eastern Europe. For additional information see “- Risks Relating to the Shopping and Entertainment Business” above.

•

We may encounter unforeseen constructions delays due to factors beyond our control such as delays caused by previously unknown soil contamination or the discovery of archeological findings which may have a significant impact on development budget and schedules and which may, in turn, have a detrimental effect on the viability or marketability of the development. For additional information see “- Risks Relating to the Shopping and Entertainment Business” above.

•

Mixed used projects combine versatile factors affecting individual components, failure of any of which may affect other components and thereby be detrimental to the mixed used project. For additional information see “- Risks Relating to the Shopping and Entertainment Business” above.

•

We may be required to make payments to occupational tenants who enjoy enhanced occupational rights in order to vacate the premises which may result in budget overruns. For additional information see “- Risks Relating to the Shopping and Entertainment Business” above.

•

We operate in India through joint ventures and collaborative arrangements. We may, under certain circumstances, be subject to (i) the risk that one of our partners may become bankrupt or insolvent, which may cause us to be unable to fulfill our financial obligations, may trigger a default under our bank financing agreements or, in the event of a liquidation, may entail a compulsory sale of a project at less favorable terms; (ii) the risk that one of our partners may have economic or other interests or goals that are inconsistent with our interests and goals, and that such partner may be in a position to veto actions which may be in our best interests.

•

A determination that we are not in compliance with government regulations could result in the imposition of fines, an award of damages to private litigants and significant expenses in bringing our shopping and entertainment centers and hotels into compliance with the regulations. For additional information see “- Risks Relating to Both the Shopping and Entertainment Centers Business and to the Hotel Business” above.

•

We may be held liable for design or construction defects of third-party contractors. These claims may give rise to significant liabilities. For additional information see “- Risks Relating to Both the Shopping and Entertainment Centers Business and to the Hotel Business” above.

•

Shortages in raw materials and employees may have a material adverse effect on our results of operations. For additional information see “- Risks Relating to Both the Shopping and Entertainment Centers Business and to the Hotel Business” above.

•

The fair value of our real-estate assets may be harmed by certain factors, which may entail impairment losses not previously recorded which, in turn, will affect our financial results. For additional information see “- Risks Relating to Both the Shopping and Entertainment Centers Business and to the Hotel Business” above.

Our fashion retail business is dependent on one single franchise and supplier which could cause delays or disruptions in the delivery of our products, which could harm our business and results of operations.

          Elbit Trade and Retail Ltd. (“Elbit Trade”), our wholly owned subsidiary, depends on two single franchises with and the supply of products from Punto Fa, S.L., a contemporary women’s apparel company, and its international brand name MANGO-MNG™ (which supplier we refer to collectively herein as Mango International). If Mango International ends its relationship with Elbit Trade or enters into liquidation, Elbit Trade’s business in Israel with respect to the products supplied by such supplier will be terminated. In addition, Elbit Trade relies on the supply of its products from such supplier and may face a shortage of inventory if there is a worldwide excess demand for Mango International’s products. If either of these events occurs, our results of operations may be adversely affected.

A rise in wage levels in Israel could adversely affect Elbit Trade’s financial results.

          Elbit Trade relies mainly on minimum wage employees. The Israeli government increased the applicable minimum wage effective as of April 2007. If wage levels generally, and particularly the minimum wage in Israel, increase, Elbit Trade’s results of operations could be harmed.

The apparel industry is subject to changes in fashion preferences. If the manufacturer of products marketed by Elbit Trade misjudges fashion trends, or if Elbit Trade fails to choose from the Mango International inventory design products that appeal to our customers, our sales could decline and our results of operations could be adversely affected.

          Neither Mango International nor Elbit Trade may be successful in anticipating and responding to fashion trends in the future. Customer tastes and fashion trends change rapidly. Our success depends in part on the ability of Mango International to effectively anticipate and respond to changing fashion tastes and consumer demands and to translate market trends into appropriate, saleable product offerings far in advance. If Mango International is unable to successfully anticipate, identify or react to changing styles or trends and misjudges the market for its products or any new product lines, or if we fail to choose from the Mango International’s inventory design products that appeal to our customers’ changing fashion preferences, Elbit Trade’s sales will be lower and we may be faced with a significant amount of unsold finished goods inventory. As a result, we may be forced to increase our marketing promotions or price markdowns, which could have an adverse effect on our business. Our Mango brand image may also suffer if customers believe merchandise misjudgments indicate that Mango no longer offers the latest fashions.

A change in customs rates and custom and harbor strikes could adversely affect Elbit Trade’s financial results.

          Mango is subject to Israeli customs since all of its products are imported. An increase in customs rates on Elbit Trade’s products could adversely affect Elbit Trade’s ability to compete against local manufacturers or with products from countries which enjoy more favorable customs rates in Israel. On the other hand, a reduction in customs rates may encourage entrance penetration of new competitors to the market. In addition, since most of Elbit Trade’s products are imported, custom and harbor strikes and delays could adversely affect Elbit Trade’s ability to meet customer demands and adversely affect Elbit Trade’s financial results.

Elbit Trade may be unable to compete favorably in the highly competitive fashion retail industry, and Elbit Trade’s competitors may have greater financial, geographic and other resources.

          The sale of fashion retail is highly competitive. Elbit Trade competes directly with a number of Israeli and international brands (such as Zara, Castro, Honigman, Renuar and Dan Casidi, some of which have longer operating histories and enjoy greater financial and marketing resources than Elbit Trade. For example, as a result of their greater financial and marketing resources, Elbit Trade’s competitors may have the ability to obtain better geographic locations for their stores in shopping and entertainment centers, with better traffic flow and access to customers, which would have a positive impact on their sales.

          Increased competition could result in pricing pressure, increased marketing expenditures or loss of market share to Elbit Trade and adversely affect Elbit Trade’s revenues and profitability. There can be no assurance that Elbit Trade will be able to compete successfully against existing or new competitors.

Elbit Trade has no control over fluctuations in the cost of the raw materials it uses and a rise in costs could harm Elbit Trade profitability.

          Elbit Trade buys its entire inventory from Mango International, which is responsible for the design and manufacturing of all of Elbit Trade’s products. The prices of the inventory that Elbit Trade purchases from Mango International are dependent on the manufacturing costs of Mango International. Mango International’s manufacturing costs are substantially dependent on the prices of raw materials and level of wages in the countries where its products are manufactured. Therefore, an increase in the manufacturing costs of Mango International will cause an increase in Elbit Trade’s cost of goods sold and Elbit Trade may not be able to pass on the increased costs to its customers. Such increased costs would likely adversely affect Elbit Trade’s profitability, operational results and its financial condition.

A devaluation of the NIS against the Euro could harm Elbit Trade’s profitability.

          Elbit Trade buys its entire inventory for each of the brands it is marketing and selling from a sole supplier. The price of this inventory is denominated in Euros. Therefore, a devaluation of the NIS against the Euro will cause an increase in Elbit Trade’s cost of goods sold expressed in NIS, and Elbit Trade may not be able to pass the increased costs to its customers. This would likely adversely affect Elbit Trade’s profitability, operational results and its financial conditions.

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

          We are incorporated under Israeli law and our principal offices are located in Israel. In addition our operations in our other lines of business, such as Mango and other venture capital investments operate in Israel. Political, economic and security conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, various armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Israel signed a peace treaty with Egypt in 1979 and a peace treaty with Jordan in 1994. As of the date of this annual report, Israel has not entered into any peace agreement with Syria or Lebanon. Since 1993, several agreements have been signed between Israel and the Palestinians, but a final agreement has not been achieved. Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, characterized by terrorist attacks on civilian targets, suicide bombings and military incursions into areas under the control of the Palestinian Authority. These developments have adversely affected the peace process, placed the Israeli economy under significant stress, and have negatively influenced Israel’s relationship with several Arab countries.

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

          Our directors, officers and employees who are male adult citizens and permanent residents of Israel under the age of 45 are, unless exempt, are obligated to perform annual military reserve duty for up to 36 days per annum and are subject to being called to active duty at any time under emergency circumstances. The deteriorating security situation in the Middle East has caused, and will continue to cause, a sharp increase in the army reserve obligations of our directors, officers and employees who are subject to such reserve duty obligations. We cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect of any increase or reduction of these requirements on us.

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

          Subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that all of the following terms are met: (i) the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment; (ii) the judgment can no longer be appealed; (iii) the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and (iv) the judgment can be executed in the state in which it was rendered or issued.

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

          The Companies Law provides that for so long as a shareholder in a publicly held company holds more than 90% of the company’s shares or of a class of shares, such shareholder shall be precluded from purchasing any additional shares.

RISKS RELATING TO OPERATIONS IN EASTERN EUROPE AND ASIA

We are subject to various risks related to our operations in Eastern Europe, including economic and political instability, political and criminal corruption.

          Many of the Eastern European countries in which we operate are countries which were allied with the former Soviet Union under a communist economic system, and they are still subject to various risks. Certain Eastern European countries, in particular those countries that are not expected to join the European Union in the near future, are still economically and politically unstable and suffer from political and criminal corruption, lack of commercial experience, and unpredictability of the civil justice system. Certain Eastern European countries also continue to suffer from high unemployment, low wages and low literacy rates. These risks could be harmful to us and are very difficult to quantify or predict. Although many governments of the Eastern European countries have liberalized policies on international trade, foreign ownership and development, investment, and currency repatriation to increase international trade and investment, such policies might change unexpectedly. We will be affected by the rules and regulations regarding foreign ownership of real and personal property. Such rules may change quickly and dramatically and thus may have an adverse impact on ownership and may result in a loss without recourse of our property or assets. Domestic and international laws and regulations, whether existing today or in the future, could adversely affect our ability to market and sell our products and could impair our profitability.

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

Hostilities in India and other countries in Asia could have a material adverse effect on our financial conditions and results of operations.

          India has from time to time experienced instances of hostilities with neighboring countries, including Pakistan and China. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that companies operating in India are usually involved in higher degrees of risk. Events of this nature in the future, as well as social and civil unrest within other countries in Asia or within India, could influence the Indian economy and could have a material adverse effect on our financial condition and results of operations. In addition, India has from time to time experienced social and civil unrest due to religious strife.

Changes in the economic policies of the Government of India or political instability could have a material adverse effect on our business.

          Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector and significantly reducing the roles of the state governments in the Indian economy as producers, consumers and regulators. The current Government of India, formed in May 2004, has announced policies and taken initiatives that support the continued economic liberalization pursued by previous governments. However, this trend of liberalization may not continue in the future. The rate of economic liberalization could change, and specific laws and policies generally affecting the foreign investment, currency exchange, repatriation of profits and other matters affecting our investments, as well as specifically affecting the sectors of commercial activity in which we operate, could also change. A significant shift in India’s economic liberalization and deregulation policies could materially adversely affect business and economic conditions in India generally, as well as our business operations in particular. In addition to potential economical instability, the Indian economy and business practices are relatively unsophisticated and lacking in experience, and there have been some instances of political and criminal corruption. Furthermore, India continues to suffer from high unemployment, low wages and low literacy rates. These risks could be harmful to us and are very difficult to quantify or predict.

          Indian governments are democratically elected, but are invariably comprised of a coalition of several political parties. The withdrawal of one or more of these parties from the coalition could cause the government to fall, resulting in political instability or stagnation pending new elections. Such events could delay or even halt the progress and development of the Indian economy and its receptiveness to foreign investment, and could thus have a material adverse effect on our business.

Operations in India are a relatively new venue to us and there is no assurance that our skills and experience can be applied successfully in these regions.

          While we believe that the skills and experiences that we have acquired through sourcing sites, and developing and selling shopping and entertainment centers, in the emerging markets in Central and Eastern Europe (“CEE”) can be applied successfully to projects in India, this cannot be guaranteed. The differences between emerging markets in CEE and emerging markets in India, such as differing mentalities, social and business cultures, legal structures and systems, integrity of the courts, and restrictions on foreign ownership of real estate, may mean that our success in developing and selling shopping and entertainment centers in CEE may not be replicated in India.

Limitations by the Indian government to invest in India may adversely affect our business and results of operations.

          Under the Indian government’s policy on Foreign Direct Investment (“FDI Policy”), an acquisition or investment by us, in an Indian sector or activity in particular in the shopping and entertainment centers business, which does not comply with certain limitations, is subject to a governmental approval. With respect to the real-estate sector, these limitations include, among other things, a minimum investment and minimum size of build-up land. In addition, under the FDI Policy it is not permitted for foreign investors to acquire agricultural land for real-estate development purposes. There is no assurance that we will comply with the limitations prescribed in the FDI Policy in order to not be required to receive governmental approvals. Failure to comply with the requirements of the FDI Policy will require us to receive governmental approvals which we may not be able to obtain or which may include limitations or conditions that will make the investment unviable or impossible, and non-compliance with investment restrictions may result in the imposition of penalties. This would have an adverse effect on our business and results of operations.

Uncertainty regarding the ownership of land in India may expose us to third party claims in connection with the purchase of land by us which may have a material adverse effect on our financial performance and results of operations.

          Under the laws of India, the registration of ownership in land with the land registration offices does not automatically guarantee lack of third party rights to such land, particularly with respect of rights which devolve by inheritance. While we go to considerable lengths to ensure integrity of title in the real estate properties acquired by us, the system of recording ownership and rights in and to immovable property is not conclusive, which may expose us to third party claims in connection with such land.

Restrictions on the repatriation of capital in India may adversely affect our cash flows and results of operations.

          Pursuant to regulations promulgated under the FDI Policy and by the central bank, the repatriation of capital with regard to investments made in the real-estate sector is such to strict regulatory procedures, and is restricted during three years commencing on the date of such investment. If we are unable to repatriate capital from our investments in India, in whole or in part, this may have an adverse effect on our cash flows and our results of operations.

GENERAL

If we are characterized as a passive foreign investment company for U.S. federal income tax purpose, holders of ordinary shares may suffer adverse tax consequences.

          Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the value of our assets, averaged quarterly, are held for the production of, or produce, passive income, we will be characterized as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes. A determination that we are a PFIC could cause our U.S. shareholders to suffer adverse tax consequences, including having gains realized on the sale of our shares taxed at ordinary income rates, rather than capital gains rates, and being subject to an interest charge on gain from the sale or other disposition of our ordinary shares, and on certain “excess distributions” with respect to our ordinary shares and could have an adverse effect on the price and marketability of our shares. If we are a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. See “Item 10.E. Taxation – Tax consequences if we are a Passive Foreign Investment Company” below.

We are subject to various legal proceedings that may have a material adverse effect on our results of operations.

          Certain legal proceedings have been initiated against us, including litigation in connection with the change of control of us and our subsidiary Elscint in May 1999 and the acquisition of the hotel businesses by Elscint in September 1999, as well as motions to certify such claims as class actions and litigation by an individual who claims to have rights to a percentage in us and certain of our subsidiaries. For details refer to Note 21.B in our annual financial statements included in Item 18. A determination against us in some or all of these proceedings may materially adversely affect our results of operations.

We have significant capital needs and additional financing may not be available.

          The sectors in which we compete are capital intensive. We require substantial up-front expenditures for land acquisition, development and construction costs, certain investments in research and development as well as for the ongoing maintenance of our hotels. Accordingly, we require substantial amounts of cash and financing for our operations. We cannot be certain that such external financing would be available on favorable terms or on a timely basis or at all. During 2007 and 2008, the world markets have undergone a financial crisis commonly known as the sub-prime mortgage crisis, which resulted in lower liquidity in the capital markets. Lower liquidity may result in difficulties to raise additional debt or in the raise of such debt in less favorable interests. In addition, construction loan agreements generally permit the draw down of the loan funds against the achievement of pre-determined construction and space leasing milestones. If we fail to achieve these milestones, the availability of the loan funds may be delayed, thereby causing a further delay in the construction schedule. If we are not successful in obtaining financing to fund our planned projects and other expenditures, our ability to undertake additional development projects may be limited and our future profits and results of operations could be materially adversely affected. Our inability to obtain financing may affect our ability to construct or acquire additional centers and hotels, and we may experience delays in planned renovation or maintenance of our hotels that could have a material adverse effect on our results of operations.

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

          Our annual revenues and earnings are substantially dependent upon general business activity, vacation and holiday seasons and the influence of weather conditions. As a result, changes in any of the above have a disproportionate effect on the annual results of operations of our shopping and entertainment centers, hotels and fashion retail businesses.

One of our shareholders beneficially owns a substantial amount of our ordinary shares and, therefore, effectively controls our affairs.

          As of May 31, 2008, Mordechay Zisser, the Executive Chairman of our Board of Directors, held, directly or indirectly, approximately 50.10% of our issued share capital. For additional information, see “Item 7.A. Major Shareholders”. As a result of such holdings, Mr. Zisser has the ability, in effect, to elect the members of our Board of Directors and to effectively control our business.

A loss of the services of members of our senior management of EI, including in particular that of Mr. Mordechay Zisser, could materially adversely affect our business and results of operations

          We depend on the continued services of the members of our senior management team, including in particular that of Mr. Mordechay Zisser, our Executive Chairman of the Board of Directors. Any loss of the services of Mr. Mordechay Zisser or any other member of our senior management team could result in the loss of expertise necessary for us to succeed, which could cause our revenues to decline and impair our ability to meet our objectives.

Our annual and quarterly results may fluctuate which may cause the market price of our ordinary shares to decline.

          We have experienced at times in the past, and may in the future experience, significant fluctuations in our quarterly and annual operating results which may cause the market price of our ordinary shares to decline. These fluctuations may be caused by various factors, particularly due to significant sales of our properties and the frequency of such transactions. We periodically review our business to identify opportunities for the acquisition, development or sale of new centers and/or hotels. As a result of our disposition and acquisition or development of centers, we may experience significant fluctuations in our annual and quarterly results. As a result, we believe that period-to-period comparisons of our historical results of operations may not necessarily be meaningful and that investors should not rely on them as an indication for future performance. It is likely that in some future periods, our operating results may be below expectations of public market analysts or investors. If this occurs, our share price may drop.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

          Elbit Imaging Ltd. was incorporated in 1996 under the name Elbit Medical Imaging Ltd. On November 11, 2007, Elbit Medical Imaging Ltd. changed its name to its current name. Elbit Imaging Ltd. is a company incorporated under the laws of the State of Israel and is subject to the Israeli Companies Law of 1999 and the Israeli Securities Law of 1968 and regulations promulgated under these laws. Our shares are listed on the NASDAQ Global Select Market (ticker symbol: EMITF) and on the Tel Aviv Stock Exchange (“TASE”). Our executive offices are located at 2 Weitzman Street, Tel-Aviv 64239, Israel. You may reach us by telephone at (972-3) 608-6000 or by fax at (972-3) 6086054. Our U.S. agent is Elscint, Inc., c/o CSC Corporation Service Company, 2711 Centerville Road, Suite 400 Wilmington, DE 19808.

          The following is a summary of the principal fields of our businesses:

•

Shopping and Entertainment Centers - Initiation, construction, operation, management and sale of shopping and entertainment centers and other mixed-use projects in Central and Eastern Europe and in India.

•	Hotels - Hotel ownership, operation, management and sale, primarily in major European cities.

•	Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment.

•

Other Activities - Other activities consisting of (i) investments in real estate assets in India designated for residential projects and other mixed-use projects; (ii) the distribution and sale of fashion retail in Israel; and (iii) venture-capital investments. Other activities also include investments in hospitals and farm dairy plant which are in preliminary stages.

          The following are the highlights of our main business activities and investments during 2007 and through the date of this filing arranged by business fields in a chronological order:

General

•	Issuance of unsecured non-convertible Notes

          Between April and June 2007, we issued unsecured non-convertible Series D Notes to investors in Israel in an aggregate principal amount of approximately NIS 620 million (approximately $161 million). The Series D Notes were listed for trade on the TASE in August 2007. The Series D Notes were rated by Midroog Ltd. (a credit-rating agency affiliated with Moody’s Investors Services) (“Midroog”) and Standard & Poor’s Maalot Ltd. (“Maalot”) at a local rating of A1 and A+, respectively.

          In September 2007, we completed a public offering in Israel of Series E Notes in an aggregate principal amount of approximately NIS 66.3 million (approximately $17 million) and Series F Notes in the aggregate principal amount of NIS 336 million (approximately $87 million) pursuant to our offering prospectus published during September 2007. Both the Series E and Series F Notes were listed for trade on the TASE. The Series E Notes and the Series F Notes were rated by Midroog and Maalot at a local rating of A1 and A+/Stable, respectively.

          During June 2008, we issued in a private placement, an additional approximately NIS 30 million in principal amount of Series F Notes to Israeli investors for an aggregate consideration of approximately NIS 31 million (approximately $8 million).

          For additional information on the issuances of Series D, Series E and Series F Notes, see “Item 5.B. Liquidity and Capital Resources - Other loans” below.

•	Issuance of unsecured non-convertible Notes by PC

          In July 2007, our subsidiary Plaza Centers N.V. (together with its subsidiaries, “PC”) has issued unsecured non-convertible series A Notes to investors in Israel for an aggregate principal amount of approximately NIS 305 million (approximately $79 million).

          In addition, in February 2008, following the publication of a prospectus by PC in Israel, PC completed an offering to the public in Israel of unsecured non-convertible Series B Notes for an aggregate principal amount of approximately NIS 713.5 million (approximately $185.5 million) and listed for trade both Series A Notes and Series B Notes on the TASE. The Series A Notes were rated Aa3 by Midroog and A+/Positive by Maalot, on a local scale, and the Series B Notes were rated Aa3 by Midroog, on a local scale.

          During May 2008, PC issued in a private placement, an additional approximately NIS 84.4 million in principal amount of PC’s Series B Notes to Israeli investors for an aggregate consideration of approximately NIS 84.4 million (approximately $22 million). For additional information on the issuances by PC of Series A and Series B Notes, see “Item 5.B. Liquidity and Capital Resources - Other Loans” below.

Shopping and Entertainment Centers

•	Purchase of the Casa Radio Project in Romania

          In February 2007, PC completed an acquisition of a 75% interest in a Romanian limited liability company which executed a Public Private Partnership Agreement with the Government of Romania for the construction of the Casa-Radio Complex (Dambovita) in central Bucharest. The total cost of acquisition was approximately $40 million (approximately NIS 153.8 million).

•	Sale of shopping and entertainment centers in Europe

          In May 2007, PC completed the handover to Klepierre SA (“Klépierre”), in accordance with the terms of Stage B agreement (see also “Item 10.C. Material Contracts - Shopping and Entertainment Centers” below), of two shopping and entertainment centers in Poland, the Rybnik Plaza and the Sosnowiec Plaza, reflecting a total asset value of €89.3 million ($131.4 million; NIS 505.3 million). The net cash consideration received by PC was €48.2 million ($71 million; NIS 273 million). In addition, during July 2007, the Lublin Plaza shopping and entertainment center in Lublin, Poland, in which PC holds a 50% stake, was sold to Klépierre, a leading French property group.

          The asset value of the Lublin Plaza shopping and entertainment center totaled approximately €78 million (approximately $114.8 million; NIS 442 million). The net cash consideration received by PC in respect of its 50% holding was €27.3 million ($40 million; NIS 154.5 million).

•	Sale of Arena shopping and entertainment center in Hertzliya, Israel

          In July 2007, our wholly owned subsidiary, Elscint Ltd. (“Elscint”) has consummated a transaction with Israel Financial Levers Ltd. (“Israel Financial Levers”) for the sale of the “Arena” Shopping and Entertainment Center, located at the Hertzliya Marina in Israel (“Arena Center”), pursuant to which Israel Financial Levers acquired all rights in and to the Arena Center reflecting an asset value of NIS 538 million (approximately $139.9 million) The net consideration received by us was NIS 331 million (approximately $86 million). Following purchase price adjustments, to be calculated based on Arena Center’s adjusted rent revenues (as this term is defined in the agreement) as of June 30, 2009, an additional amount of up to NIS 10.5 million (approximately $2.7 million) may be paid to us.

•	Sale of Arena Plaza shopping and entertainment centers in Budapest, Hungary

          In August 2007, PC executed a binding agreement for the sale of its Arena Plaza shopping and entertainment center in Budapest, Hungary to UK-based active Asset Investment Management (“aAIM”), one of the UK’s fastest growing commercial property investment groups. The transaction which was finalized on 18 December 2007 with effect from 30 November 2007 has a asset value totaling approximately €381 million (approximately $561 million; NIS 2,156 million). The net cash consideration received by us in January 2008 was €254.8 million ($375 million; NIS 1,442 million).

•	Award of Major Casino License to the Consortium Developing the Dream Island Resort in Budapest, Hungary

          In May 2008, the consortium formed by the shareholders of the Dream Island project (in which PC holds a 30% stake) (see “Item 4.B. Business Overview – Shopping and Entertainment Centers”), has won, via a competitive tender, the first ever major casino license to be awarded in Hungary for its planned entertainment and mixed use Dream Island intended to be developed in central Budapest. The exclusive casino license has been granted for 20 years from the date of opening of the casino, with a ten-year extension option, during which time no further major casino licenses will be granted by the Hungarian government in the area of Budapest. The granting of this license will enable the Consortium to commence construction of this major mixed use project.

•	Investments in New Projects

          During 2007 and 2008, PC has acquired a number of sites and invested in several projects of which 10 sites are located in markets in which PC currently operates (including Romania, Hungary and the Czech Republic) and six sites are located in new markets (including India, Serbia and Bulgaria). Among these sites are the projects in Kielce (Poland), Torun (Poland), Leszno (Poland), Timisoara (Romania), Miercurea Ciuc (Romania), Iasi (Romania), Slatina (Romania), Honedoara (Romania), Targu Mures (Romania), Shumen (Bulgaria), Kragujevac (Serbia), two sites in Belgrade (Serbia), Roztoky (Czech Republic), Kharadi, Pune (India), Tiriavandrum (India) and Uj Udvar (Hungary).

          In addition, on January 31, 2008, PC entered into a joint venture partnership with BAS Development (“BAS”) to develop residential and office projects in Romania through a newly established company, Plaza-Bas B.V., which acquired the shares currently held by BAS in seven residential and office development projects in Romania. PC is not involved in the operation of any of these projects.

Hotels

•	Sale of the Ballet Building in Budapest, Hungary

          In June 2007, we entered into an agreement for the sale of our 50% interest in Andrassy 25 Kft. that owns the building known as the “Ballet Institute Building” to an unrelated third party. The transaction reflects an asset value (100%) of €30 million (approximately $44 million; NIS 170 million) in which our share is €15 million (approximately $22 million; NIS 85 million). The net consideration received by us was approximately €15 million ($22 million; NIS 85 million).

Image Guided Treatment

•	Governmental Approvals of InSightec’s ExAblate® 2000

          In March 2007, the U.S. Food and Drug Administration (the “FDA”) approved InSightec’s new version of the ExAblate® 2000 which significantly expedite the treatment time, while ensuring the system’s high level of safety and efficacy. The FDA also approved use of the ExAblate 2000 with a 3.0 Tesla MRI scanner, in addition to the 1.5 Tesla.

          In May 2007, InSightec’s ExAblate® 2000 system received the CE Mark certification for pain palliation of bone metastases.

          In May 2007, InSightec received the CE approval for use of its ExAblate 2000 product for the thermal ablation of bone metastases to reduce pain.

•	Investment in InSightec Ltd.

          In November 2007, InSightec consummated an agreement for an internal round of financing in the aggregate amount of $30 million from its existing investors and certain directors and officers of InSightec, in the form of allotment and purchase of Series A Preferred convertible shares of InSightec, which are convertible into InSightec’s ordinary shares subject to the fulfillment of certain conditions stipulated in the agreement. Our share in this round of investment totaled $19.8 million. In addition, in December 2007, we exercised warrants and purchased 977,552 ordinary shares of InSightec in consideration for $7.15 (NIS 27.3 million) of which, an amount of 2.15 million was deducted against the offset of the same amount that was due to us from InSightec pursuant to a convertible loan granted to InSightec on May 1999.

Other Activities

•	Investments in Real Estate in India

          In December 2007, we entered into an agreement for the acquisition of an 80% stake in a joint venture company which will purchaser up to 135 acres (approximately 546,000 square meters (“m2”)) of land in Chennai (formerly Madras), India. Our investment in this project, assuming that the 135 acre tract of land is acquired) is anticipated to be approximately $108 million. The consummation of the transaction will be accomplished in stages, and is subject to the fulfillment of certain regulatory requirements and to our satisfactory due diligence requirements. The closing of the acquisition of the first portion of the land (measuring approximately 42 acres or 167,000 m2)has been completed concurrently with the execution of the agreement, and we have paid approximately $35.5 million in respect of the acquisition of our share (80%) of such portion of land. Subsequently, an additional area measuring 9.7 acres (approximately 39,250 m2) has been acquired by the joint venture company, in respect of which we have invested an additional amount of INR 307 million ($7.8 million; NIS 30 million).

          For detailed and elaborated information about this project, see “Item 4.B - Business Overview - Other Activities - Investments in India” below.

          In March 2008, we entered into definitive agreements with one of the leading developers in Bangalore, India for the joint development of a large scale mixed-use project located in Bangalore, Karnataka, India. Under the agreements we and our local partner will acquire through a joint venture company (which will be held, subject to certain conditions, in equal parts by us and such local partner - the “Joint Venture Company”), up to 440 acres of land in Bangalore, India (“Project Land”).

          For detailed and elaborated information about this project, see “Item 4.B. Business Overview - Other Activities - Investments in India below.

•	Establishment of a Modern Dairy Farm and Dairy Plant

          In February 2008, we executed a Memorandum of Agreement with the Government of the State Gujarat, India pursuant to which a modern dairy farm with approximately 10,000 cows and an ultra modern dairy plant that will produce basic and premium dairy products will be established on land measuring approximately 500 acres, subject to the fulfillment of certain conditions specified therein. The total investment in the project is anticipated to be approximately $100 million (approximately NIS 384.6 million).

•	Entering into the insurance business in Eastern Europe

        On June 30, 2008, we entered into a strategic joint venture agreement with Clal Insurance Enterprises Holdings Ltd. (“Clal”) pursuant to which we and Clal intend to engage, through a joint venture, in the insurance business in certain Eastern European countries, primarily in Romania. The aggregate investment required by us in the joint venture is approximately $17.755 million in consideration for the allotment of 50% of the share capital of the joint venture on a fully diluted basis.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

          The following is a description of our capital expenditures and divestitures during the years 2006 and 2007 and capital expenditures and divestitures that are in progress (unless otherwise indicated (i) our share in each expenditure and divestment is 100% and (ii) our capital expenditure and divestitures were financed by equity means or by loans):

Fiscal Year 2006

          The Hotel Business

•

Construction and renovation of the Bucharesti Hotel Complex - The total amount invested in this project during 2006 was €14.7 million. We financed this project through a bank facility and cash resulted from operational activities.

•

Acquisition of a building in Amsterdam - In December 2006, we invested €7 million out of a total of €14 million, for the acquisition of 50% of a company which holds a historical office building located next to the Park Plaza Victoria Amsterdam Hotel in Amsterdam for the proposed extension of such hotel. Our share of the purchase price was financed in full through a bank loan.

The Image Guided Treatment Business

•	Investment in InSightec - In August 2006, we invested $9.8 million in convertible debentures of InSightec. In November 2007, we invested $19.8 million in Series A Preferred shares of InSightec.

Other Activities

•

Gamida Cell - In September 2006, we participated in a round of investment in Gamida, in the amount of approximately $2.5 million, following which we received approximately 3.3% of Gamida Cell’s share capital calculated on a fully diluted basis.

•

Varcode - In September 2006, we incorporated Varcode Ltd., together with an unrelated third party. During 2006 we have invested in Varcode an amount of $1.6 million, following which we received approximately 24.5% of Varcode’s share capital.

Fiscal Year 2007

The Hotel Business

•

Bucharesti Hotel Complex, Romania - During 2007, we invested an amount of €21.7 million (approximately $31.9 million; NIS 122.8 million) in the construction of the hotel. Most of the investment was financed through a bank loan.

The Image Guided Treatment Business

•

Investment in InSightec - In November 2007, InSightec raised an amount of $30 million (NIS 115.4 million) in Series A Preferred Shares of InSightec at a price of $12 per Preferred A Share. Our share in this investment round totaled $19.8 million (NIS 76.2 million).

Other Activities

•

Acquisition of the Bangalore Project, India - In 2007, we have paid an amount of $50 million (NIS 192.3 million) as a refundable advance payment in respect of this project. During 2008, an additional amount of $21 million (NIS 80.8 million) was paid by us in consideration of 50% share of the first 54 Acres, and an amount of $46 million (NIS 176.9 million) as an interest bearing advance payment on account of future acquisition of 50% of the next 35.6 acres.

•

Gamida - During 2007, we purchased from a third party certain Gamida shares for approximately $1.9 million (NIS 7.3 million) representing approximately 2.8% of Gamida’s share capital (on a fully diluted basis).

•	Varcode - During 2007, we invested in Varcode an additional amount of $0.6 million (NIS 2.3 million) following which we received an additional approximately 9.3% of Varcode’s share capital.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES CURRENTLY IN PROGRESS

          Currently, we are either in the process of making or are planning to make the following additional capital expenditures:

Hotel Business

•

Bucharesti Hotel Complex, Romania - We are expected to invest in this project during 2008 additional amount of €19.4 million (approximately $28.5 million; NIS 109.8 million) to be financed both through bank financing and equity means.

B.	BUSINESS OVERVIEW

Below is a description of our principal fields of activity:

Shopping and Entertainment Centers

          General

          The shopping and entertainment centers business includes mainly those shopping and entertainment centers which are currently under construction and/or development in capital cities and important regional areas in various countries of Central and Eastern Europe and recently also in and India which we believe to have a number of attractive characteristics. In addition to the shopping and entertainment centers business, our real estate portfolio includes certain other real estate projects of various types including residential projects, offices and mixed-use projects which combine several elements of operations, such as shopping and entertainment centers, offices, residential units, congress centers and leisure facilities. In this annual report, we refer to all projects mentioned above, as shopping and entertainment centers. All of the projects described in the shopping and entertainment business are held by our 68.4% subsidiary, PC.

          As of the date of this annual report, we have developed, leased and sold/forward sold (i.e. agreement to sell, conditional to the completion of the development and other conditions) 26 shopping and entertainment centers and one office project and we currently have 31 development projects in various stages including 17 shopping and entertainment centers, 14 mixed-use projects and other projects (residential and offices). We have pursued development projects in Hungary, Poland, Czech Republic, Greece, Latvia, Romania and, most recently, Serbia, Bulgaria and India.

          PC is currently negotiating to acquire a pipeline of additional sites for shopping and entertainment development projects in Poland, the Czech Republic, Slovakia, Romania, Moldova, Ukraine, Russia, Serbia and India and is also actively assessing other cities within those countries where there is a realistic prospect of developing shopping and entertainment centers. Furthermore, PC will examine other countries in CEE and Asia that meet PC’s development criteria with a view to identifying further opportunities in this sector. Construction or development of each of such projects are generally conducted, through a special purpose project corporation. In certain cases, such special purpose corporation is held as a joint venture with different partners.

          Relationship between PC and the Company

          Sourcing Agreement

          On October 13, 2006, we entered into an agreement with PC, under which we undertook to offer to PC potential real estate development sites sourced by us in India on behalf of PC. These sites will be suitable for shopping and entertainment center development projects as well as mixed-use projects. The projects may also involve the acquisition and renovation of existing shopping and entertainment centers.

          Under the agreement, we are obliged to offer PC the exclusive right to develop all of the shopping center projects which we acquire during the 15-year term of the agreement. PC must, within 30 days of receiving our offer, indicate to us whether it wishes to accept or decline the offer. PC can demand a 21-day extension to this period, and extensions thereafter would be by agreement of both parties. A failure to respond by PC will be deemed to be a rejection of the offer. If PC accepts the offer, both parties are under an obligation to do all that is necessary to facilitate the execution of the project by PC. In the case of integrated shopping center projects, the parties must cooperate in order to achieve a contractual structure which most effectively promotes PC’s rights.

          The project management must be undertaken by one, but not both, of the parties. This must be decided between the parties on the basis of which party can most effectively provide comprehensive project management services. We have agreed to use the same standard of care in sourcing projects for PC that we use in respect of the projects being developed by us.

          In respect of sites acquired by PC, PC has agreed to pay us the cost of the site paid by us and our direct costs, subject to a cap of 5% of the cost of the site. PC has given a number of warranties under the agreement, in terms of its corporate standing and authorization. It has also given warranties in respect of conflicts, consents, expertise and financial resources. We have given the same warranties to PC.

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

          Relationship Agreement

          On October 27, 2006, we entered into an agreement with PC pursuant to which we undertook that for so long as we hold at least 30% of the issued share capital of PC, neither we nor any person connected with us will compete with the business of PC in so far as that comprises the development of shopping and entertainment centers in Central and Eastern Europe or India or the development of the Dream Island or Casa Radio projects.The Relationship Agreement terminates in the event that PC’s issued share capital ceases to be admitted to the main market of the London Stock Exchange.

          Guarantee Agreement

          On October 27, 2006, PC agreed, with effect from January 1, 2006, to pay a commission to us in respect of all and any outstanding corporate and first demand guarantees which have been issued by us in favor of PC and which remain valid and outstanding (“EI Guarantees”). The amount of the commissions to be paid will be agreed upon between us and PC at the beginning of each financial year, and will apply to all EI Guarantees which remain outstanding during the course of that relevant financial year, subject to a cap of 0.5% of the amount or value of the relevant EI Guarantee, per annum. During 2007, no guarantees were provided by us to PC.

          Transitional services Agreement

          In October 2006, we and PC have entered into a Transitional Services Agreement relating to the provision of legal and accountancy services by us to PC. The services are to be provided at a cost to be agreed between the parties from time to time, for a period of 24 months unless terminated earlier by PC on 60 days’ notice.

          Project Consultancy and Supervision

          During the planning and construction of our real estate projects, we receive consultancy and supervision services from Control Centers Ltd. (“Control Centers”), our indirect parent company. For further details see “Item 7.B. Related Party Transactions - Agreements for the Purchase of Coordination Planning and Supervision Services over Construction Projects” below.

          Business Concept and Strategy

          Our main focus in this field of operations is construction of new shopping and entertainment centers projects and where there is significant redevelopment potential, to redevelop existing centers in both capital cities and important regional centers.

          In general, approximately 70% of the total constructed area of each shopping and entertainment center is set aside to be leased. The focus of our centers is on two principal elements: shopping and entertainment. The anchor tenants form the core of these elements, around which the smaller businesses and activities are introduced, and provide a wide range and choice of activities to patrons. The entertainment facilities generally include a cinema complex of between 8-12 screens, a video and gaming arcade, bowling alleys, billiard halls, fitness centers, bars, discotheques, children’s playgrounds and, in some projects, and an IMAX three-dimensional cinema screen. Each food court generally includes a range of restaurants, offering a variety of culinary opportunities from fast food to gourmet foods. The commercial activities focus on supermarket and department store anchor tenants, and are carefully monitored to allow an optimal mix of stores and services to cater for all requirements and to offer the maximum range of commodities to patrons.

          Our business concept and strategy for our shopping and entertainment centers business includes the following elements:

          Development: develop four to five modern western-style shopping and entertainment centers per year in the capital and regional cities of selected countries, primarily in CEE (focusing in the medium term on Poland, the Czech Republic, Slovakia, Serbia, Bulgaria and Romania) and Russia, Ukraine and India (focusing on large cities within Southern India) in the medium and long term.

          Acquisitions: Acquire operating shopping centers that show significant redevelopment potential (either as individual assets or as portfolios) for refurbishment and subsequent re-sale.

          Pre-sale: Where prevailing market and economic conditions are favorable, pre-sell the centers prior to, or shortly after, commencement of construction or redevelopment.

          Where the opportunity exists in CEE and India, extend developments beyond shopping and entertainment centers by leveraging our strengths and drawing upon our experience and skills to participate in residential, hotel, office and other development schemes where such developments form part of integrated large scale business and leisure developments, such as the Dream Island project and the Casa Radio project.

          We will also assess and consider specific development opportunities that satisfy our development parameters and investment criteria in countries not previously targeted by us.

          While our current strategy is to dispose of a shopping and entertainment center upon completion, if economic conditions, including property yields, change in such a way that retaining and operating a shopping and entertainment center on completion is likely to be more profitable to us than disposing of it, we will consider retaining and operating the completed shopping and entertainment center until economic conditions warrant a profitable sale. Currently, under the existing market conditions in India, our strategy in relation to our investment in this region is initially to hold and operate, rather than dispose upon completion. We estimate the holding and operating period of its investments in India should be between three to five years.

          Particulars

          Our projects in the shopping and entertainment centers business are divided into three principal project categories: (i) shopping and entertainment centers; (ii) mixed-use projects; and (iii) other projects (residential and offices). Set forth below is information with respect to the projects in each project category as well as information with respect to projects completed and sold during 2007.

Shopping and Entertainment Centers

Name of Project	Location	Title	PC Share %[1]	Approximate Land Area (m2)	Approximate Gross Lettable Area (m2)	Estimated Completion	Status

Uj Udvar	Budapest, Hungary	Ownership	35	–	16,000	2010-2011	Planning stage
Duna Plaza Extension	Budapest, Hungary	Building Rights	Development rights only	–	15,000	2010-2011	Planning stage
Suwałki Plaza	Suwałki, Poland	Ownership	100	19,000	20,000	2009-2010	Planning stage
Toruń Plaza	Toruń, Poland	Perpetual leasehold [2]	100	63,000	45,000	2011	Planning and permits stage
Zgorzelec Plaza	Zgorzelec, Poland	Leasing for 25 years	100	37,500	15,000	2010	Planning stage
Kielce Plaza	Kielce, Poland	Ownership	100	30,000	40,000	2011-2012	Planning and permits stage
Leszno	Leszno, Poland	Ownership	100	17,000	16,000	2010	Planning stage
Liberec Plaza	Liberec, Czech Republic	Construction lease period with subsequent ownership	100	7,500	17,000	Q4 2008	Under construction
Opava Plaza	Opava, Czech Republic	Construction lease period with subsequent ownership	100	8,700	14,000	2010	Planning stage
Kragujevac Plaza	Kragujevac, Serbia	Leasing for 99 years	100	24,000	24,500	2010	Planning stage
Sport Star Plaza	Belgrade, Serbia	Leasing for 99 years	100	28,000	40,000	2010-2011	Planning stage
Shumen Plaza	Shumen, Bulgaria	Ownership	100	17,000	18,000	2009	Planning stage
Riga Plaza	Riga, Latvia	Ownership	50	80,000	49,000	Q3 2009	Under construction
Miercurea Ciuc	Miercurea Ciuc, Romania	Ownership	100	33,000	14,000	Q1 2009	Under construction
Slatina	Slatina, Romania	Ownership	100	20,000	21,000	2009	Planning stage
Honedoara	Honedoara, Romania	Ownership	100	41,000	20,000	2010	Planning stage
Targu Mures	Targu Mures, Romania	Ownership	100	31,500	30,000	2010	Planning stage

1           Directly or indirectly.
2          The site is currently held by an unrelated third party with whom PC has preliminary purchase or pre-agreements in place.

          Set forth below is additional information with respect to each of the projects above arranged by geographical breakdown:

          Hungary

          Uj Udvar, Budapest, Hungary

          In September 2007, PC, through its 70% held joint venture company in Hungary, Plasi Invest 2007 Kft (“Plasi”), signed a joint venture agreement with Solel Boneh Israel, according to which Plasi acquired 50% of a company called SBI Hungary Kft that owns the Uj Udvar shopping center project in the third district of Budapest, Hungary. The shopping center is currently active and has approximately 12,000 m2 of Gross lettable Area (“GLA”) and approximately 14,000 m2 of parking areas. The aim is to refurbish and improve the existing shopping center in order to appreciate its value and to expand it to 16,000 m2 of GLA. The total asset value according to which the purchase was made was EUR 11 million (100% of the asset).

          Duna Plaza Extension, Hungary

          PC has agreed with Klepierre to construct an extension to the Duna Plaza shopping and entertainment center located on the Pest side of the Danube River in Budapest XIIIth District Angyalföldi, Hungary, subject to building permits and the execution of a turn-key agreement. PC will be responsible for obtaining building permits for plans and designs to be approved by Klepierre and will be responsible for the construction of the extension. The Duna Plaza Extension will be constructed either on an adjacent area of land under a proposed land swap, or on an area currently owned by Klépierre.

          Poland

          Suwałki Plaza, Poland

          PC owns a site in a prime location in Suwa³ki, north-east Poland, which is currently in the preliminary planning and development stage for the construction of a two-floor (ground and first floor) shopping and entertainment center with a planned GLA of approximately 20,000 m2 (anchored by a supermarket, a department store, a multi-screen cinema, and a bowling and entertainment area operated by Mulan B.V., trading as Fantasy Park). Construction is due to commence in 2008 and the center is scheduled to open in 2009-2010.

          Toruń Plaza, Poland

          PC is due to receive perpetual leasehold rights for a site in Toruń, central Poland, which is currently in the preliminary planning and development stage for the construction of a two-floor (ground and first floor) shopping and entertainment center with a GLA of approximately 45,000m2 (anchored by a supermarket, a department store, Do-It-Yourself store, cinema complex, and a bowling and entertainment area). The site is currently held by an unrelated third party with whom PC has preliminary purchase or pre-agreements in place. The center is scheduled to open in 2011.

          Zgorzelec Plaza, Poland

          PC leases a site in Zgorzelec, Poland, which is currently in the preliminary planning and development stage the construction of two-floor (ground and first floor) shopping and entertainment center with a GLA of approximately 15,000m2 (anchored by a supermarket, a department store, and a bowling and entertainment area). Construction is due to commence in 2008 and the center is scheduled to open in 2010.

          Kielce Plaza, Poland

          PC has won a competitive tender and acquired a site from PKS Kielce S.A. (the local branch of the Polish National Bus Company) for the development of a major new shopping and entertainment center in Kielce, Poland. The new center, which is currently under preliminary planning and development, will be located on a 30,000m² plot alongside a major road and two kilometres from the heart of Kielce. On completion, the scheme will have a gross built area (“GBA”) of 57,000m² with 40,000m² of GLA, and approximately 1,200 car-parking spaces. The center is scheduled to open in 2011-2012.

          Leszno, Poland

          PC has acquired a 17,000 m2 site in Leszno, Poland on which it intends to develop a shopping and entertainment center. On completion, the shopping and entertainment center will have a GBA of 23,000 m2 as well as a 450 space car park. It will provide space for over 70 shops, with a total GLA of 16,000 m2. Construction is expected to commence in the middle of 2009, with completion targeted for the end of 2010.

          Czech Republic

          Liberec Plaza, Czech Republic

          PC leases a site in Liberec, Czech Republic on which it intends to develop a shopping and entertainment center. The planned mixed-use center will comprise approximately 17,000m2 GLA, and will include an anchor supermarket, a cinema complex, fashion retailers, a food court and restaurants. The center will also include a residential area of 850 m2 and 800 m2 of office space. The project is currently under construction. The center is scheduled to open in the fourth quarter of 2008.

          Opava Plaza, Czech Republic

          PC leases a site with an area of an area of 8,700m2 in Opava, Czech Republic, which is currently in the preliminary planning and development stage for the construction of a shopping and entertainment center which will comprise of approximately 14,000m2 GLA and which will include an anchor supermarket, a cinema complex, fashion retailers, a food court and restaurants. The center will also include leisure and gaming area of approximately 950m2. The center is scheduled to open in 2010.

          Serbia

          Kragujevac Plaza, Serbia

          PC leases a site in Kragujevac, Serbia, which is currently in the preliminary planning and development stage for the construction of a shopping and entertainment center comprising of approximately 24,500m2 GLA including a cinema complex, fashion retailers, a food court, restaurants and parking places for approximately 900 cars. The center is scheduled to open in 2010.

          Sport Star Plaza, Belgrade, Serbia

          In December 2007, PC won a competitive public auction announced by the Government of Serbia for the development of a new shopping and entertainment center with a total GLA of approximately 40,000 m2 in Belgrade, Serbia on a site under a lease from the Government of Serbia for 99 years. The project is currently in the preliminary planning and development stage. The center is scheduled to open in 2010-2011.

          Bulgaria

          Shumen Plaza, Bulgaria

          PC owns a site, occupying a plot of 17,000 m2, in Shumen, Bulgaria, which is currently in the preliminary planning and development stage for the construction of a shopping and entertainment center with a 18,000 m2 of lettable retail space. PC anticipates that the center will be completed by late 2009.

          Latvia

          Riga Plaza, Latvia

          PC owns a 50% interest in a project located in Riga, Latvia, comprising of a two-floor shopping and entertainment center with a GLA of approximately 49,000m2, anchored by a hypermarket on the ground floor, an eight-screen multiplex cinema and 2,500m2 bowling and entertainment area. Construction commenced in the first quarter of 2007 and the center is scheduled to open in the third quarter of 2009.

          This project is held by PC and Development Capital Corporation (Latvia) (“DCC”) through a joint subsidiary (each holding a 50% stake), SIA Diksna (“SIA”). The agreement between PC and DCC provides for a buy-out mechanism in the event of certain deadlocks and for certain limitations on the sale of each party’s holdings in SIA, including a right of first offer and a tag along right to all of each party’s shares. Future financing of the project will be provided by the parties as shareholder loans. In the event of failure by any party to provide such shareholder loans, the other party may elect to provide SIA with such shareholder loans at an increased interest rate or to invest the required amounts, while diluting the defaulting party’s holdings in SIA. The management of the development and construction of Riga Plaza is controlled solely by the Company.

          Romania

          Miercurea Ciuc, Romania

          In July 2007, PC acquired a 33,000 m2 retail development site in the city of Miercurea Ciuc, in Central Romania. PC intends to build a shopping center totaling approximately 14,000 m2 GLA and is currently in the preliminary planning and development stage. Construction commenced in 2008 and the center is scheduled to open in 2009.

          Slatina, Romania

          PC owns a site in Slatina, southern Romania that totals approximately 20,000 m2. PC plans to develop a shopping and entertainment center with approximately 21,000 m2 of GLA, plus 450 parking places. The center is scheduled to open in 2009.

          Honedoara, Romania

          PC owns a 41,000m2 site in Honedoara, Romania. PC intends to develop a shopping and entertainment centre with a 20,000 m2 of GLA.The center is scheduled to open in 2010-2011.

          Targu Mures, Romania

          PC owns a 31,500 m2 site in Targu Mures, Romania. PC intends to build a shopping and entertainment center with a GLA of 30,000 m2 comprising of more than 120 units. The center is scheduled to open in 2010-2011.

Mixed-use Projects

Name of Project	Location	Title	PC Share %		Approximate Land Area (m2)	Approximate Gross Lettable Area (m2)		Estimated Completion	Status	Miscellaneous

Arena Plaza Extension	Budapest, Hungary	Land use rights	100		20,000	40,000		2010	Planning stage

The Dream Island	Budapest, Hungary	Ownership	30	[1]	320,000	347,000	[2]	2012	Initial excavation works

Helios Plaza	Athens, Greece	Ownership	100		15,000	35,000		–	Building permit expired

The permitted land uses applicable to this site do no longer permit the construction of a shopping and entertainment center. PC is examining alternative development opportunities for this site, including the construction of offices and the sale of the land.

Casa Radio	Bucharest, Romania	Leasing for 49 years	75		102,000	360,000	[2]	2011-2012	Demolition works and initial construction

Timisoara Plaza	Timisoara, Romania	Ownership	100		32,000	71,000	[2]	2010	planning and permits stage

Iasi Plaza	Iasi, Romania	Ownership	100		46,500	71,000		2010-2011	planning stage

Belgrade Plaza	Belgrade, Serbia	Leasing for 99 years	100		9,000	90,000	[2]	2011-2012	Planning and permits stage

Koregaon Park	Pune, Maharashtra State, India	Ownership	50	[3]	24,000	107,000	[2]	2010	Under construction

Kharadi	Kharadi, Pune, India	Ownership	50	[3]	56,000	225,000	[2]	2010-2011	Planning stage	Option to acquire additional 22,000 m2 all in the Kharadi area, Pune.

Trivandrum	Trivandrum, Kerala State, India	Ownership	50	[3]	43,600	195,000	[2]	2010-2011	Planning stage

1 Indirectly (PC has a 50% shareholding in a company which has a 60% interest in the consortium which owns the project).

2 GBA

3 Mr. Abraham (Rami) Goren, the Executive Vice-Chairman of the Company, received options to purchase up to 5% in the project or the holding company, of PC’s projects in India. For more information see “Item 7.B. Related Party Transactions”.

          Set forth below is additional information with respect to each of the projects above arranged by geographical breakdown:

          Arena Plaza Extension, Budapest, Hungary

          The Arena Plaza extension is a planned office addition to the Arena Plaza (Kerepesi) in Budapest, Hungary (a shopping and entertainment center of 66,000 m2 sold to aAIM. For further information regarding this transactions see “Item 10.C. Material Contracts - Shopping and Entertainment Centers” below). The Arena Plaza Extension is expected to comprise of approximately 40,000 m2 rentable office area.The project is in the preliminary phase and is scheduled to open in 2010.

          The Dream Island Project, Budapest, Hungary

          PC owns a 50% shareholding in a special purpose company, Ercorner Gazdagsági Szolgáltató Kft. (“Ercorner”), which has a 60% interest in a development consortium known as “Dream Island”. The remaining 50% is held by MKB Bank Zártkören Mköd Részvénytársaság (“MKB”) - a leading commercial bank in Hungary. The other parties (except Ercorner) to the Dream Island consortium include CP Holdings Ltd., a member of the group of companies controlled by Sir Bernard Schreier (approximately 30% direct interest) and ESI Associate Holdings Ltd., the management company of Dream Island which is controlled by the managing director of the consortium (approximately 10% direct interest). In September, 2006, the consortium has been granted final planning approvals to develop an area of land of approximately 320,000 m2 (excluding parking) which is located on Obuda Island in the Danube River in central Budapest, as a business and leisure resort. The current plan envisages a resort comprising over 350,000 m2 of GBA, which is expected to include approximately 3,000 hotel rooms in several hotels of different categories as well as approximately 1,000 leisure apartments, a convention center accommodating 3,500 delegates, a 1,500 seat opera house, a 3,500 seat multi-purpose theatre, a marina with an anchorage for 300 vessels, a shopping and entertainment center including a prestigious ‘Designer avenue’, a Roman cultural museum, and parking facilities for approximately 5,500 vehicles, as well as the casino of 40,000 m2. As part of the final approval, Dream Island has undertaken to ensure the traffic connections to, from and within the island and to develop detailed landscape works.

          In May 2008, the consortium was awarded the first ever major casino licence awarded in Hungary for the Dream Island Project. The exclusive casino licence has been granted to the Consortium partners for 20 years from the date of opening of the casino, with a ten-year extension option, during which time no further major casino licences will be granted by the Hungarian government in the area of Budapest. The casino is expected to have over 200 gaming tables and over 4,000 slot machines, and is expected to be the largest and most prestigious destination of its kind in Europe, where currently no other resort and leisure facility of this magnitude exists.

          The Dream Island consortium intends to commence the construction on the southern side of the site in the second half of 2008and to complete the project in five to six years with an estimated total investment of approximately €1.2 billion ($1.74 billion; NIS 6.7 billion). PC has also committed to repay 30% of outstanding loans in aggregate amount of €23.0 million (NIS 130.2 million; $33.8 million) provided by MKB to Dream Island consortium.

          Debt funding for the project is expected to be arranged by MKB. PC intends to provide project management services and involve leading international operators for the hotels, casino, convention hall and cultural center.

          Helios Plaza, Athens, Greece

          PC owns a plot of land measuring approximately 15,000m2 located adjacent to the Piraeus Avenue in Athens, Greece. Following the issue of a ministerial decision which changed the land use along the Piraeus Avenue, the permitted land uses applicable to this site do not permit the construction of a shopping and entertainment center.

          PC, together with its legal counsel and professional advisers, are examining alternative development opportunities for this site, including the construction of offices and the sale of the land.

          Casa Radio, Bucharest, Romania

          In February 2007, PC consummated a transaction for the acquisition of a 75% interest in a company (the “Project Company”), which under a public-private partnership agreement with the Government of Romania is expected to develop the Casa Radio (Dambovita) site in central Bucharest, Romania. The property comprises a site covering an approximate area of 102,000 m2.

          The proposed scheme will comprise the refurbishment of the existing building as well as the development of additional space annexed to the building and on adjoining land. The scheme is expected to comprise a shopping and entertainment centre, offices, a hotel and an apartment hotel. The existing building framework is expected to be refurbished and extended in order to include a hypermarket of approximately 6,500 m2 on the underground level and a shopping and entertainment centre of approximately 160,000 m2 over the ground floor, first floor, partially second floor and mezzanine.

          The project is expected to also include hotel and apartment hotel and a large Conference Centre of approximately 14,000 m2. Offices of approximately 22,300 m2 are expected to be constructed in the existing building and in an additional extension above the existing building. In addition two office towers of 34 and 28 floors and an office complex of lower level buildings are expected to be constructed.

          Car parking facilities of approximately 254,000 m2 (4,609 spaces) are expected to be built on up to 6 underground floors in and around the main existing building and below the new build elements of the project.

          The entire project is expected to be completed with landscaping and a number of specialist elements such as bridges, fountains and a giant Ferris wheel.

          In accordance with the terms of the public-private partnership agreement, the purchasers (including PC) have undertaken to cause the Project Company to construct an office building measuring approximately 13,000 m2 for the Government of Romania at the Project Company’s own costs. The Project Company intends to finance the construction of the project through bank loan. Additional financing for the project (if needed) will be borne by PC and the other owner of the Project Company pro-rata based upon their shareholdings in the Project Company.

          Other investors in the project include the Government of Romania, which will procure that the Project Company is granted the necessary development and exploitation rights in relation to the site for a 49-year period in consideration for a 15% interest in the project and additional developer which holds 10%.

          Timisoara Plaza, Romania

          PC owns a plot of land with an area of 32,000m2 in Timisoara, Romania currently in the preliminary planning and development stage for its development into a shopping and entertainment center of approximately 41,000m2 GLA (which is intended to include a supermarket, a cinema complex, fashion retailers, a fantasy land, a food court and restaurants) and 30,000m² GLA of office space. Construction is due to commence in 2008 and the center is scheduled to open in 2010.

          Iasi Plaza, Romania

          PC owns a 46,500 m2 plot of land in Iasi, a city in the northeast of Romania. The land, currently in the preliminary planning and development stage, is expected to be developed into a shopping and entertainment center and office space. The shopping and entertainment center is intended to comprise approximately 41,000 m2 GLA, and include an anchor supermarket, fashion retailers, a fantasy land, a food court and restaurants. In addition, the project is intended to include office spaces of 30,000 m2 GLA. Construction is due to commence in 2008 and the center is scheduled to open in 2010- 2011.

          Belgrade Plaza, Serbia

          In August 2007, PC won a competitive tender announced by the Government of Serbia for the development of a new shopping, entertainment and business center on a total built up area of approximately 90,000 m2 GBA (with over 2,000 parking spaces) in Belgrade, Serbia. The new complex, currently in the preliminary planning and development stage, will be located on the prominent site of the former Federal Ministry of Internal Affairs, situated on the main street which runs through the center of Belgrade. PC expects to partner with a local Serbian developer for the project.

          Koregaon Park, Pune, Maharashtra State, India

          PC acquired from us a 50% interest (indirectly) in an Indian private limited liability company (“JV”). The remaining 50% interest in the JV is controlled by an unrelated third party (“Third-Party Shareholder”) which is one of Pune’s leading developers. The JV owns a plot of land and development rights for approximately 24,000 m2 in Koregaon Park, an up-market area of Pune, Maharashtra State, India. The JV is developing, subject to the necessary planning and building permits being obtained, a mixed-use scheme with a GBA of approximately 107,000 m2 that is expected to be comprised of a shopping and entertainment center with an estimated area of approximately 75,000 m2 GBA and an office building of approximately 32,000 m2 GBA. The project is currently under construction and is planned to be opened in 2010.

          The freehold site and the development rights are held by the JV (either by itself or by its wholly owned subsidiaries). PC has subscribed for shares and convertible securities representing 50% of the JV. The cash consideration payable by the JV for the freehold and development rights is INR 440 million ($11 million; NIS42.3 million), payable in installments of which INR 310 million ($7 million; NIS 29.8 million) were paid and INR 130 million ($3.2 million; NIS12.5 million) are due and payable subject to fulfillment of certain conditions stipulated in the agreement.

          Kharadi, Pune, Maharashtra State, India

          PC has acquired 50% of the rights in and to an Indian company which holds a 56,000 m2of land (“JV1”), and received an option to acquire additional 22,000 m2, all in the Kharadi area in Pune, India. PC intends to develop its plot of land through the construction of a project totaling approximately 225,000 m2 GBA which is intended to include a shopping and entertainment center with approximately 120,000 m2 GBA, an office complex measuring approximately 81,000 m2, and a serviced apartment facility of approximately 24,000 m2. The completion of the project is anticipated in 2010 - 2011.

          Trivandrum, Kerala State, India

          In June 2007, JV1, (in which PC holds a 50% shareholding - see above in the Kharadi project), acquired a plot of land with an area of approximately 43,500 m2, situated in Trivandrum, the capital city of the State of Kerala, India. The total cost of the land (including acquisition costs) was approximately INR 1,060 million (approximately $26.5 million; NIS 102 million).

          JV1 intends to develop a project on the acquired land which will total approximately 195,000 m2 GBA, and which is currently planned to include: a shopping and entertainment center with a total area of approximately 67,000 m2, an office complex with a total area approximately 90,500 m2, a hotel and apartment hotel with a total area of approximately 37,500 m2.

Other Real Estate Projects

Name of Project			Location	Title	PC Share %	Approximate Land Area (m2)	Approximate Gross Leasable Area (m2)	Estimated Completion	Status	Miscellaneous

Prague III Logistics Center			Prague, Czech Republic	Ownership	100	46,500	44,300 + potential 61,600 for future apartments	–	Planning stage
Roztoky			Prague, Czech Republic	Ownership	100	39,000	14,000	2010-2011	Planning and permits stage
Łódź			Łódź, Poland	Ownership / perpetual usufruct	100	33,500	130,000	–	Planning stage	Necessary zoning permit for shopping and entertainment center has expired. PC is currently pursuing development of this site as a residential area.
	Fountain Park	Residential	Bucharest, Romania	Ownership	12.5	14,000	18,000	2010	Planning stage
	Acacia Park	Residential	Ploiest, Romania	Ownership	25	12,500	31,000	2011	Under construction
	Primavera Tower Ploiest	Offices	Ploiest, Romania	Ownership	25	1,200	9,600	2010	Planning stage
Plaza BAS Joint Venture	Green Land	Residential	Ploiest, Romania	Ownership	25	18,400	24,000	2011	Planning stage
	Valley View	Residential	Brasov, Romania	Ownership	25	73,000	150,000	2013	Initial excavation works
	Primavera Tower Brasov	Offices	Brasov, Romania	Ownership	25	1,800	10,000	2010	Planning stage
	Pinetree Glade	Residential	Brasov, Romania	Ownership	25	28,300	50,000	2012	Planning stage

          Set forth below is additional information with respect to each of the projects above:

          Prague III Logistics Center, Prague, Czech Republic

          PC, through a wholly owned subsidiary, owns a commercial complex comprising a number of buildings located in the third district of Prague, the Czech Republic, which currently operates as a logistics and commercial center and an office building used by PC (“Prague III”).

          The buildings are located on a site totalling approximately 46,500 m2 with a current total GLA of approximately 44,300 m2 (current warehouse buildings). Due to planning difficulties, it is not possible to develop a shopping and entertainment center on this site. Accordingly, PC is currently examining the possibilities of developing this site as a residential complex with a three-phase construction program incorporating 880 apartments of potentially 61,600 m2 and 900 underground car parking spaces. Re-zoning for residential is in progress.

          Roztoky, Prague, Czech Republic

          In May 2007, PC has purchased 39,000 m2 of private land in Roztoky, a town attached to Prague, Czech Republic. PC intends to develop there a residential compound. The plot includes a valid planning permit for 81 units of family houses. The development is expected to include 15 row houses and 64 semi-detached units. Unit’s sizes are expected to be 150-200 m2 each and include also a covered parking on the plot. The project is currently in the beginning of building permit process. Construction is expected to start in 2008 and is anticipated to be completed in 2010-2011.

          Łódź, Poland

          PC owns part of a development site and has a usufruct over the remaining part of the site, located in the center of £ódŸ, Poland, which may be suitable for use as a residential and offices area. PC had planned to develop this site as a shopping and entertainment center until recently when the necessary zoning permit has expired. PC is currently pursuing development of this site as a residential area.

          Plaza-BAS. B.V, Romania.

          On January 31, 2008 PC has entered into a joint venture partnership with BAS Development (“BAS”), to develop residential and office projects in Romania. BAS is a private company which is active in the Romanian property market, and which operates primarily in partnership with Aura Investments Limited, an Israeli investment and management company listed on the TASE. A newly established company, Plaza-Bas B.V. was established (“Plaza Bas”), which acquired the shares currently held by BAS in seven residential and office development projects Plaza Bas is 50.1% owned by PC and the remaining 49.9% owned by BAS. We have the power to appoint 60% of the board members in Plaza Bas.

          The seven existing residential and office development projects are as follows:

•

Bucharest - PC owns a 12.5% share in a residential project in Bucharest known as Fountain Park, with a planned total GBA of approximately 18,200 m². It is anticipated that the project will be completed in 2010.

•

Brasov - PC owns a 25% share in a residential project in Brashov, north of Bucharest known as Valley View, with a planned GBA of approximately 150,000 m². It is anticipated that the project will be completed in 2013.

•

Brashov - PC owns a 25% share in an office development project in Brasov known as the Primavera Tower Brasov with a planned GBA of approximately 10,000 m². It is anticipated that the project will be completed in 2010.

•

Brasov - PC owns a 25% share in a project in a residential project in Brashov known as Pine Tree with a planned GBA of approximately 50,000 m². It is anticipated that the project will be completed in 2012.

•

Ploiesti - PC owns a 25% share in an office development project in Ploiesti known as the Primavera Tower Ploiest, with an expected GBA of approximately 9,600 m². It is anticipated that the project will be completed in 2010.

•	Ploiesti - PC owns a 25% share in a residential project in Ploiesti known as Acacia Park with a total GBA of approximately 29,800 m². It is anticipated that the project will be completed in 2011.

•	Ploiesti - PC owns a 25% share in a residential project known as Green Land, with a planned GBA of approximately 24,000 m². It is anticipated that the project will be completed in 2011.

          Completed Projects

          The following table lists the projects sold, or with respect to which sale agreements were in place upon completion of the project (and the sale transaction was not consummated to date), by us and PC in the shopping and entertainment business in 2007:

Name	Location	Description of project	Company’s share (%)	GLA (m2)	Acquirer	Asset Value	Cash Consideration	Gain Generated in 2007

						Company’s share in million

Rybnik Plaza	Rybnik, Poland	Shopping and entertainment center	100	18,127	Klépierre	€48.4 ($72.4; NIS 278.5)	€22.2 ($32.7; NIS_125.6)	NIS 61.2 ($15.9)
Sosnowiec Plaza	Sosnowiec, Poland	Shopping and entertainment center	100	12,860	Klépierre	€40.9 ($58.9; NIS 226.5)	€26.0 ($38.3; NIS_147.1)	NIS 54.8 ($14.2)
Lublin Plaza	Lublin, Poland	Shopping and entertainment center	50	25,738	Klépierre	€39 ($57.4; NIS 220.7)	€27.3 ($40.17; NIS_154.5)	NIS 56.8 ($14.8)
Pilzeň Plaza	Pilzeň. Czech Republic	Shopping and entertainment center	100	20,000	Klépierre	*	*	*
Arena Plaza	Budapest, Hungary	Shopping and entertainment center	100	66,000	aAIM	€390 ($574; NIS 2,207)	€254.8 ($368.9; NIS_1,419)	NIS 1,145.3 ($297.7)
Duna Plaza Offices	Budapest, Hungary	Offices extension to the Duna Plaza shopping and entertainment center	100	11,000	Klépierre	€14.2 ($20.9; NIS 80.4)	€14.2 ($20.9; NIS_80.4)	NIS 22.2 ($5.8)
Arena Herzliya	Hertzliya, Israel	Shopping and entertainment center	100	26,500	Israel Financial Levers	NIS 538 ($139.8)	NIS 333.2 ($86.6)	Loss of NIS 19.6 ($5)

          * The project has been pre-sold in accordance with the Stage B agreement with Klepierre dated July 2005 (see “Item 10.C Material Contracts – Shopping and Entertainment Business”, below), but has not yet been delivered to Klepierre as of the date of this annual report, and therefore, information regarding the asset value, cash consideration and gain are not available.

          For information regarding the sale agreements of all of the aforementioned projects, other than the sale agreement of Duna Plaza Offices, see “Item 10.C. Material Contracts - Shopping and Entertainment Centers”.

          Hotels

          The goal of our hotel business is to acquire and manage, via management companies, four-star hotel properties which provide, at four to five star hotel prices, the business and vacation traveler with five star quality accommodations that are conveniently located near major transportation stations.

          Our interests in the hotels are held by our wholly owned subsidiary Elscint Ltd. (“Elscint”). Our ownership percentage in our hotels varies, and the remaining interests in those hotels that are not wholly-owned by us are owned by various unrelated third parties, including Park Plaza Hotels Limited (“Park Plaza”), a public company whose shares are listed for trade on AIM. Park Plaza Hotels is engaged in the ownership, co-ownership, leasing, franchising and management of full service four star deluxe hotels and trendy boutique hotels in major gateway cities and regional centers in Europe and the Middle-East and North Africa. Prior to its listing, Park Plaza combined its interests with those of the Red Sea Group, our partner in five of our hotels.

          Park Plaza also serves indirectly, as the management company of six out of eight of our operating hotels. For information regarding the management of our hotels by both Park Plaza and otherwise, see “ - Management of hotels” below.

          For information on other hotels developed by us, within mixed-use projects - see “Other Real Estate Projects” above.

          In addition to our operational hotels, we also hold interests in certain plots and properties intended to be developed or refurbished into hotels, see “Hotels under development or renovation” below.

          In June 2007, we completed the sale of the Ballet Building located in Budapest in which we held 50%, see “- Agreements with Respect to the Purchase or Sale of Hotels” below.

          The following table provides information with regard to our operating hotels and our hotels under construction:

          Operating Hotels

Name and Rate of Hotel	Title	EI Share As of December 31, 2007	Approximate Constructed Area (square feet)	Total Rooms	Average Occupancy Rates During 2007 (%)		Other Information

Park Plaza Victoria Amsterdam[1] Amsterdam, the Netherlands Four Star Deluxe	Freehold	50%	220,000	306 including Executive rooms and Business and deluxe Suites	96%	•	business center
						•	health center

Park Plaza Utrecht Utrecht, the Netherlands Four Star	Leasehold	50%	56,000	120 superior and executive rooms	83%	•	11 conference rooms

Park Plaza Astrid Antwerp Antwerp, Belgium Four Star	Freehold	100%	223,000	228 including executive rooms and Suites and 19 new luxury apartment suites [3].	72%	•	includes an oceanarium attraction (Aquatopia)
						•	12 boardrooms
						•	18 conference rooms

Radisson SAS Bucharest Bucharest, Romania Five Star	Freehold	73%	38,000	417 including superior rooms, business class rooms, suites, executive suites and one exclusive royal suite.	N.A (soft opening in May 2008)	Radisson SAS Bucharest hotel and Centreville hotel apartments (mainly for long-term occupation) are adjacent complexes and share certain facilities
						•	Bistro, Spa
Centerville Hotel Apartments Bucharest, Romania	Freehold	73%	42,000	293 apartments	94%	•	World class health academy

Park Plaza Sherlock Holmes London London, the United Kingdom Four Star Deluxe	Leasehold	45% equity and 50% voting	67,500	119 including executive rooms	89%	•	boutique-style hotel
						•	fitness & wellness center
						•	Executive lounge
						•	main meeting room for 600 people
						•	6 board rooms

Park Plaza Victoria London London, the United Kingdom Four Star Deluxe	Freehold	50%	242,000	299 including guestrooms and suites plus 12 one & two bedroom apartments	88%

						•	Executive lounge
						•	health center
						•	main conference room for up to 750 people
						•	13 additional conference rooms
						•	underground parking facilities

Park Plaza Riverbank London[2] London, the United Kingdom Four Star Deluxe				394 including superior and executive rooms and suites	72%	•	full leisure center
						•	two main conference rooms, each with capacity of up to 650 people
Plaza on the River London[2] London, the United Kingdom Four Star Deluxe	Leasehold	45% equity and 50% voting	337,000	66 luxury residential suites	79%	•	20 additional conference rooms
						•	Restaurant, Brasserie, Bar and Lounge

[1]	See also - “Hotels under Development or Renovation” - below.
[2]	Park Plaza Riverbank London hotel and Plaza on the River London hotel form part of the same Riverbank complex.
[3]

During May 2008, Park Plaza Astrid Antwerp renovated its third floor so that it now includes 19 brand-new luxury apartment suites. Prior to the renovation, the third floor was used as office spaces which were rented to a third party.

          Hotels under Development or Renovation

          Victoria Monument, London, United kingdom

          We own together with Park Plaza, in equal parts, a joint venture company which purchased a historical office building with appurtenances and land, in Amsterdam, the Netherlands. The 75 year old office building, which is considered a historical building for preservation under local laws, is located in the heart of Amsterdam’s business and entertainment centers and resides next to our four-star Park Plaza Victoria Amsterdam Hotel. The joint venture company intends to convert this property into an approximately 100 room hotel as an extension to the Park Plaza Victoria Amsterdam Hotel, following a restoration and an investment of approximately €10 million (approximately $15 million; NIS 56.5 million), and subject to receipt of all consents and permits. The purchase price of €14 million (approximately $21 million) was fully financed through a bank loan.

          Atlanta Hotel, Antwerp, Belgium

          On January 4, 2008, we acquired a property located in Antwerp, Belgium (also known as the Atlanta Hotel). The total purchase price (including certain acquisition expenses) was €4.65 million ($6.84 million; NIS 26.3 million). We intend to refurbish the property into a hotel of approximately 60 rooms with a rating of four stars.

          Plot in Tiberius, Israel

          In July 2007 we entered into an agreement with the Israel Land Administration (“ILA”), according to which we leased a plot of approximately 44,600m2 in Tiberius, Israel for a term of 49 years (through 2056) with an option to extend the lease term with an additional 49 years. The total consideration paid amounted to NIS 30.6 million ($7.95 million). We intend to construct on the site a hotel. In accordance with the term of the agreement, we have undertaken to finalize the construction work of the hotel within a period not exceeding 36 months (July 2010).

          Agreements for the Sale of the Ballet Building, Budapest

          On June 12, 2007, we, together with the Red Sea Group, then the other owner of the National Ballet Institute building located in Budapest, Hungary, completed the sale of such building. The transaction reflects an asset value of €30 million ($40 million; NIS 169.8 million), of which our share was 50%. The net cash consideration was €29.8 million ($40 million; NIS 169.8 million) of which our share was €14.9 million ($21.9 million; NIS 84.3 million).

          Agreements with Respect to Ownership of the Hotels

          We are a party to a shareholder agreement with Park Plaza, indirectly, dated February 15, 1993 (originally signed by our controlling shareholders who was at that time the owner of such hotel and subsequently transferred same to us within the framework of a transaction for the sale of all hotels in September 1999), as amended, with respect to our indirect ownership of the Park Plaza Victoria Amsterdam Hotel in Amsterdam. Under the agreement, in the event we or Park Plaza no longer control the entities owning the Park Plaza Victoria Amsterdam Hotel, then the party who ceased to control such entity must offer its holdings in the entities owning the Park Plaza Victoria Amsterdam Hotel to the other party at value to be agreed upon by the parties.

          We are a party to certain other shareholder agreements with Park Plaza in respect of the Park Plaza Riverbank Hotel, the Park Plaza Victoria London and the Park Plaza Sherlock Holmes in London, the United Kingdom. We and Park Plaza shall enjoy equal representation in the board of directors of each hotel company. The parties have agreed upon rights of first refusal, tag along and drag along rights, under terms and conditions as stipulated in the respective agreements. The agreements provide for certain share (5%-10%) held by Park Plaza to confer no voting rights until such time as it shall have provided and completed its full equity contribution (as defined in the agreements).

          Management of Hotels

          Other than the Centreville Hotel Apartments, which is managed by us, all of our hotels are managed by Park Plaza and one hotel (Radisson SAS Bucharest) by the Rezidor Hotel Group.

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

          Each of our subsidiaries holding interests in the Park Plaza Victoria Amsterdam, Park Plaza Utrecht, Park Plaza Astrid Antwerp, Park Plaza Sherlock Holmes, Park Plaza Victoria London and Park Plaza Riverbank hotels has entered into management agreements with Park Plaza, the principal provisions of which include:

•	Payment to Park Plaza of an annual incentive fee of 7% of the gross operating profit (as defined in the applicable agreement) of the hotel (“Incentive Fee”).

•	Payment to Park Plaza of an annual base fee of 2% of the gross hotel room revenues (“Annual Base Fee”).

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

•

Each management agreement is valid for an initial fifteen-year period and renewable automatically for an additional period of ten years, subject to the right of either party to terminate the agreement by giving six months advance written notice. If any of the hotel-owning companies should decide on early termination of the management agreement, then it would be required to pay to Park Plaza an amount equal to the Incentive Fee, the Annual Base Fee and the Franchise Fee for the year immediately preceding the date of the termination. In the event the company holding the Park Plaza Victoria Amsterdam Hotel sells the hotel or should the control of the hotel be transferred to third party, we are also required to pay 2.5% of any gain derived from the sale of the hotel.

          Management Agreement with the Rezidor Hotel Group

          On June 9, 2004, our indirect subsidiary, S.C. Bucuresti Turism S.A., the owner of the Radisson SAS Bucharest Hotel (the “Owner”), which was opened a soft-opening in May 2008, entered into an agreement with The Rezidor Hotel Group (the “Management Company”) regarding the future management of the Radisson SAS Bucharest Hotel to be operated under the “Radisson SAS” trade name.

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

          Pursuant to the agreement, the Management Company had guaranteed to the Owner that the adjusted gross operating profit (the total revenue less expense, permitted deductions, management fee and property insurance) for the hotel operation, as and from the second year of operation, shall not be less than fixed annual amounts. In addition, the Management Company has agreed that the total aggregate amount paid by it, will not, exceed cumulatively throughout the term of the agreement, those amounts which are stipulated in the agreement.

          Business Concept and Strategy

          Our business concept and strategy for our hotels include the following elements:

          Location. Our hotels are generally situated in close proximity to major railway links into cities, such as the central railway station in Amsterdam (situated across from our Park Plaza Victoria Amsterdam Hotel), the central railway station in Antwerp (situated close to our Park Plaza Astrid Antwerp Hotel) and the Victoria railway station in London (situated close to our Park Plaza Victoria London Hotel). The London and Antwerp stations accommodate the services of the Train de Grand Vitesse (the “TGV”).

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

          Strategy. Our strategy for our hotels business is to increase the number of hotel rooms in both Western and Eastern Europe, with emphasis on prime location while contemplating expansion of our hotel operation into the Indian market including, among other venues, by incorporating the hotel business into mixed-use projects. The duration of our holding and managing of our hotel portfolio varies and is dependant upon business cycles, economic conditions, property yields, and trends affecting the hotel industry or capital market opportunities.

The Image Guided Treatment Business

          All of our activities in the image guided treatment field are performed through InSightec.

          As of December 31, 2007, the principal shareholders of InSightec were us (holding 70.71% of InSightec’s voting rights and 52.95% on a fully diluted basis), GE (holding 23.58% of InSightec’s voting rights and 20.95% on a fully diluted basis) and MediTech Advisers L.P. (“MTA”), an investment firm, (holding 3.78% of InSightec’s voting rights and 6.55% on a fully diluted basis). Employees, directors, officers and other investors hold the remaining holdings of InSightec. The holdings in InSightec on a fully diluted basis is calculated excluding warrants granted by InSightec contingent upon certain rates of return on convertible notes issued by InSightec in August 2006 as well as 1,000,000 options exercisable into InSightec’s ordinary shares whose vesting is triggered upon the initial public offering of InSightec (see “Item 6.E. Share Ownership”).

          The following is a short summary of the investments in InSightec during 2007 and existing shareholders agreements:

          In November 2007, InSightec entered into a Series A Preferred Share Purchase Agreement with its three main existing shareholders (including us) and with new private investors for the consideration of $30 million (NIS 115.3 million) at a price of $12 per Preferred A Share. Our share in this investment round totaled $20 million (NIS 76.9 million). Preferred A Shares have the same rights as InSightec’s ordinary shares, except that (i) the Preferred A Shares are senior to all other shares and subordinated to all creditors and no dividend or other payment will be made with regard to other shares at any time when dividends or other payments with regard to the Preferred A Shares are in arrears; (ii) the Preferred A Shares accrue semi-annually dividend at the rate of Libor plus 3% per annum, as and when declared by the InSightec; (iii) a majority of 75% of the Preferred A Shares is required with respect to certain decision (such as issuance of new securities, mergers, dividends); (iv) the Preferred A Shares may be converted into InSightec’s ordinary shares upon the occurrence of certain events, including liquidation and winding up of InSightec.

          In December 2007, we exercised warrants and purchased 977,552 ordinary shares of InSightec in consideration for the payment of $7.15 million (out of which $2.15 million were deducted against the offset of the same amount that was due to us from InSightec pursuant to a loan granted to InSightec in May 1999).

          We are a party to an agreement with GE and MTA pursuant to which for so long as we continue to beneficially hold 50.01% or more of the outstanding share capital of InSightec on a fully diluted basis, we are allowed to appoint three directors to serve on InSightec’s Board of Directors and for so long as we continue to beneficially hold 50.01% or more of the outstanding share capital of InSightec no action shall be taken without the affirmative vote of a majority of our designated directors present. GE was granted veto rights over the execution of certain significant transactions or activities not in the ordinary course of business of InSightec. The parties have a right to participate in any new financing pro rata to their holdings.

          The articles of association of InSightec provide certain limitations on the transfer of each party’s holdings in InSightec, including, transfer to a competing entity and a right of first refusal granted to us and GE in the event of sale by either of us of its holdings. In the event we sell our holdings, GE and MTA have a right of co-sale. A change of control by us to a competing entity of GE in the focused ultrasound therapy or medical imaging business, grants GE and MTA a right to sell their holdings in InSightec to us at fair value (in accordance with a mechanism provided in the agreement) or acquire our holdings in InSightec at fair value. This right shall not apply to any Change of Control occurring after a qualified IPO of InSightec if we at the time of such Change of Control no longer owns or controls, directly or indirectly, 30% or more of the outstanding capital stock of InSightec on a fully diluted basis. Termination of the Securityholders Agreement by either us or GE following a material breach of the other party grants the other party a right to purchase the defaulting party’s securities at 90% of their fair value. If GE terminates the Securityholders Agreement as aforementioned, GE has a right to sell its holding to us at 110% of their fair value. If the rights to purchase or sell the other party’s holdings in the event of termination, as described above, is exercised, the terminating party who purchases the other party’s holdings has an option to include all of MTA’s holdings in the transaction. Upon the occurrence of a buy out by either GE or by us, as aforementioned, MTA has a right to include all of its holdings in such buy out, under the same terms and conditions.

          Business description

          InSightec has developed and markets the ExAblate 2000 - the first FDA-approved system for Magnetic Resonance guided Focused Ultrasound Surgery (“MRgFUS”). InSightec’s objective is to transform the surgical environment for the treatment of a limited number of forms of benign and malignant tumors by replacing invasive and minimally invasive surgical procedures with an incision less surgical treatment solution. The system is designed to deliver safe and effective non-invasive treatments while reducing the risk of morbidity and potential complications, as well as the direct and indirect costs associated with conventional surgery. In October 2004, InSightec received FDA approval to market the ExAblate 2000 in the United States for the treatment of uterine fibroids, a type of benign tumor of the uterus. Prior to that, in October 2002, InSightec received authorization to affix the CE mark to the ExAblate 2000, enabling it to market the system in the European Economic Area, and certain Asian countries, for the treatment of uterine fibroids. InSightec also has regulatory approval for the ExAblate 2000 for uterine fibroids in Canada, Russia, Brazil, Mexico, Korea, Taiwan, Australia, New Zealand and Singapore as well as for the treatment of breast cancer in Korea. In May 2007, InSightec also received CE-marking (marketing approval in the EEA) and in January 2008 the Israeli approval for the pain palliation of bone metastases. InSightec is also in various stages of development and clinical research for the application of its MRgFUS technology to the treatment of other types of benign and malignant tumors. These additional applications are being developed to take advantage of the modular design of the ExAblate 2000, which enables it to function as a common platform for multiple MRgFUS-based surgical applications. Currently, InSightec has an installed base of 62 units around the world in academic hospitals, community hospitals, MRI clinics and physician-formed joint ventures. The ExAblate 2000 is operable only with certain MRI systems manufactured by GE.

          InSightec’s MRgFUS technology integrates the therapeutic effects of focused ultrasound energy with the precision guidance and treatment outcome monitoring provided by MRI systems. Ultrasound is a form of energy that can pass harmlessly through skin, muscle, fat and other soft tissue, and is widely used in diagnostic applications. The ExAblate 2000 uses a phased-array transducer that generates a high intensity, focused beam of ultrasound energy, or a Sonication, aimed at a small volume of targeted tissue. The focused ultrasound energy provides an incision-less therapeutic effect by raising the temperature of the targeted tissue mass high enough to ablate, or destroy it, while minimizing the risk of damage to overlaying and surrounding tissue.

          InSightec believes that by combining the non-invasive therapeutic effects of focused ultrasound energy and the precise “real-time” data provided by the MRI system, it has developed an effective, non-invasive treatment solution for uterine fibroids.

          InSightec also believes that its MRgFUS technology can be applied to the treatment of other medical conditions, providing similar advantages by presenting both physicians and patients with a safe and effective incision-less surgical treatment option for several medical conditions, including a number of indications for which there are currently few effective treatment options.

          Distribution and Marketing

          InSightec distributes and markets its products directly and through the entering into distribution agreements with third parties.

•

In June 2005, InSightec entered into a five-year exclusive worldwide (excluding Japan and Russia) sales and marketing agreement with GE with respect to the ExAblate 2000. In May 2008, GE and InSightec have agreed to insert certain changes in the said sales and marketing agreement, including the cancellation of the exclusivity that was granted to GE. A revised formal agreement was not executed yet although the mutual understanding was already implemented by both parties. In accordance with the agreement between the parties, InSightec shall pay GE a commission on the net sales invoiced and actual payments received by InSightec for each order for the sale of products from an end-user resulting from GE Healthcare’s activities. In case GE desires to market or sell any competing MRgFUS product in a territory, which InSightec holds all authorizations required to market its product in, then GE will notify InSightec of such intention. The agreement is for a five-year term ending in June 2010, unless earlier terminated in accordance with the terms of the agreement. Thereafter, the agreement will automatically renew, each time, for an additional year, unless either party provides a written notice of its intent to terminate the agreement.

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

          In addition, InSightec aims to become the market leader in MRgFUS systems, and to achieve a significant improvement in the quality and efficacy of the treatment while demonstrating cost effectiveness. To that effect, InSightec completed the development of ExAblate®4000, a unique system targeted at non-invasive treatment of brain tumors and central nervous system targets. As of May 2008, three such systems were installed, one in Europe and two in the US. In addition, research and development activities have been initiated towards implementing new product derivatives for treating bone and prostate cancer tumors. These new systems exploit InSightec new and proprietary dense acoustic array technology for better tumor control and treatment flexibility.

Other Activities

          Our Other activities consisting of investments in India designated mainly for residential projects and other mixed-use projects and other investments in India in hospitals and farm and dairy plant, the distribution and sale of fashion retail in Israel and venture-capital investments. In addition, on June 30, 2008, we have also entered into a joint venture agreement with an unrelated third party to engage in the insurance business in Romania.

Investments in India

Real Estate Projects

Set forth below is information with respect to our investments in investments in residential and mixed-use projects.

Name of Project	Location	Title	EI Share %	Approximate Land Area (m2)	Approximate Gross Built Area (m2)	Estimated Completion	Status

Cochin	Cochin, Kerala State, India	Freehold and Development Rights	50[1]	165,886	575,004	Preliminary stage - cannot be estimated.	Planning stage

Chennai	Chennai, Tamil Nadu State, India	Freehold	80[1]	546,210	Exceeding 1 million m2	Preliminary stage - cannot be estimated.	Planning stage

Bangalore Project	Bangalore, Karnataka State, India	Freehold and Development Rights	50[1]	1,780,230	Exceeding 2 million m2	Preliminary stage - cannot be estimated.	Planning stage

1 For information regarding the rights of Mr. Abraham (Rami) Goren, our Executive Vice Chairman of the Board of Directors, in the projects, see “Item 7.B - Related Party Transactions - Compensation to Directors and Officers”.

          Cochin, Kerala State, India

          We have invested in a real estate project located in Cochin, in the Kerala State of India, for the construction and development on an area of land measuring 41 acres (approximately 166,000 m2) of a project comprised of residential apartment buildings, an hotel, office space and a marina, with approximately 575,004m2 GBA (exclusive of underground parking facilities). As part of this project, in September 2006, we, together with an Indian corporation (“Project SPV”) which is wholly owned by an unrelated third party (the “Third-Party Shareholder”), entered into an agreement (as subsequently amended in January 2007) for the purchase by us and the Project SPV of an area of land measuring 13 acres (approximately 52,600 m2)(“Property A”) for a total consideration of INR 1,495 million (approximately $37.9 million; NIS 145.9 million), payable subject to fulfillment of certain obligations and conditions by the seller in respect of Property A, principally the obtaining all permissions required for construction thereon and making good and marketable title with regard to Property A. Additionally, an area of 28 acres (approximately 113,300 m2)(“Property B”) will be transferred by the seller to the Project SPV without any consideration, and the seller will be entitled to receive 40% of the constructed area which will be built by the Project SPV on Property B. It was further agreed that all fees, costs and expenses for construction on Property B will be borne by the Project SPV, and that the Project SPV will have the sole control over the construction as well as the marketing of the entire project. The agreement also provides that if the seller fails to comply with the aforementioned conditions precedent by an agreed date, then the Project SPV and ourselves will have the right to terminate the agreement, and in that event the seller will be obliged to refund all amounts paid to him under the agreement, plus interest accruing at the rate of Libor +1% per year.

          On September 29, 2006, we, the Third-Party Shareholder and the Project SPV entered into a share subscription agreement according to which we undertook to transfer to the Project SPV all of our right in Property A in consideration for the allotment to us of 50% of the equity and voting rights in the Project SPV. The allotment of shares is subject to the fulfillment of certain conditions, principally the re-classification of the land, and the obtaining of the approval (sanctioning) of the building plans for the project and the award of building permits.

          Chennai (previously known as Madras), Tamil Nadu State, India

          On December 6, 2007 we, through our subsidiary, executed a various agreements for the establishment of a joint venture company (“Chennai JV Company”) together with one of the leading real estate developers in Chennai, an unrelated third party (“Local Partner”). Subject to the fulfillment of certain conditions, the Chennai JV Company will acquire the ownership and development rights in and to approximately of 135 acres (546,210 m2) of land situated in the Sipcot Hi-Tech Park in the Siruseri District of Chennai, India. Under these agreements, we are to hold 80% of the equity and voting rights in the Chennai JV Company, while the Local Partner will retain the remaining 20%. We intend to develop on this land a mixed-use project, which will consist of exclusive residential projects comprised of villas (bungalows) and high-rise buildings and related amenities, commercial and office areas, and retail areas, with a total GBA exceeding 1 million m2, subject to the sanctioning of the building permits by the competent authorities. It is anticipated that this project, which will be executed in stages, will be completed over the course of the next 3 to 5 years.

          The total investment which we anticipate will be made by us by virtue of our 80% interest in this project is in the aggregate amount of INR 4,276.8 million (approximately $160.7 million), assuming that the entire area of 135 acres is acquired by the Chennai JV Company. Such amount is calculated on the basis that we will be required to invest INR 31.7 million (approximately $790,000) for each acre of the target land which is purchased by the Chennai JV Company. The consummation of the agreements will be accomplished in stages, and is subject to the fulfillment of certain regulatory requirements, as well as to our satisfactory due diligence investigations, in respect of each stage. The acquisition of the first portion of the land measuring approximately 42 acres (approximately 167,000 m2)was completed concurrently with the execution of the agreements, and our subsidiary paid approximately INR 1,397.7 million ($35.5 million; NIS 136.4 million) in respect of its proportionate share of the acquisition price paid by the Chennai JV Company for such portion of land. Subsequently, an additional area of land measuring approximately 9.7 acres (approximately 39,250 m2) has been acquired by the Chennai JV Company, and in respect of which we have invested an additional INR 307 million (approximately $7.8 million; NIS 30 million).

          A shareholders agreement in respect of the management of the Chennai JV Company provides for a five member board of directors, the majority of whom are appointed by us. The shareholders agreement also includes certain pre-emptive rights and restrictions on transferring securities in the Chennai JV Company. Profit Distributions declared by the Chennai JV Company will be distributed in accordance with the shareholders’ proportionate shareholdings in that company, subject to our entitlement to receive certain preferential payments out of the Chennai JV Company’s cash flow on the terms specified in the agreements.

          Bangalore, Karnataka State, India

          In March 2008, we entered into definitive agreements with one of the leading developers in Bangalore, India for the joint development of a large scale mixed-use project located in Bangalore, Karnataka, India. Under the agreements we and our local partner will acquire through a joint venture company (which will be held, subject to certain conditions, in equal parts by us and such local partner the “Joint Venture Company”), up to 440 acres of land in Bangalore, India (“Project Land”).

          Under the agreement, the Joint Venture Company is to acquire, subject to certain conditions, ownership and development rights in respect of up to approximately 230 acres of the total Project Land. The total consideration anticipated to be paid by us with respect to the purchase of such land is INR 10,500 million ($266.5 million; NIS 1024.8 million). As of March 2008, the Joint Venture Company (which at this stage is our wholly owned subsidiary) has secured rights over approximately 54 acres of such 230 acres and EI paid approximately INR 2,840 million ($72 million; NIS 277 million). In addition, we paid to the local partner an interest bearing refundable advance of INR 1,861.5 million ($47.2 million NIS 181.7 million) on account of the future acquisition by the Joint Venture Company of a further 35.6 acres of such 230 acres, which land is currently owned by the local partner.

          In respect of the remaining approximate 210 acres of land (approximately 850,000 m2) (out of the Project Land), it is intended that the Joint Venture Company will enter into joint development agreements, under which the Joint Venture Company will be entitled to develop the entire area of such lands. In consideration, the Joint Venture Company will pay between 38% and 53% (depending on the specific plot) of the built up area of such lands and in some instances, refundable deposits on account of such future consideration will also be paid. Our 50% share (through the Joint Venture Company) in rights under such development agreements, will require us to pay up to INR 750 million ($18.7 million; NIS 73.2 million) of such deposits.

          The agreement provides for additional portions of the Project Land to be acquired in stages, through local third parties, on behalf of the Joint Venture Company and, subject to certain conditions, we will make advances on account of such acquisitions. As of the date if this annual report, no such advances have been made.

          The closing of the final stage of the transaction is to be held no later than March 13, 2009. At such stage, subject to certain conditions, the ownership and/or development rights in respect of all additional portions of the Project Land, that have been acquired by our partner and/or its business partners and that comply with certain regulatory requirements and our due diligence requirements, will be transferred to the Joint Venture Company. Concurrently, our partner will be issued, subject to certain conditions, up to 50% holdings in the Joint Venture Company, which prior to such date shall be wholly owned by us.

          We and the local partner have also entered into a shareholders agreement in respect of the future management of the Joint Venture Company following the closing of the final stage. The shareholders agreement also includes certain restrictions and pre-emptive rights pertaining to transferring of securities in the Joint Venture Company. Profits from the Joint Venture Company will be distributed in accordance with the parties’ proportionate shareholdings, subject to our entitlement to receive preferential payment of profit distribution in the amounts and on the terms specified in the agreement.

          We intend to develop on this land a mixed-use project, which will consist of exclusive residential projects to be comprised of villas (bungalows) and high-rise buildings, hotels, service apartments and a hospital along with services and amenities. The total built up area of the entire planned project will exceed 2 million m2, subject to obtaining the requisite permits and approvals under applicable law.

          Construction of the first stages of the project is anticipated to commence within the next twelve months, and will be executed in stages to be completed over the course of the following 3 to 5 years. The project is the largest development project undertaken in the Bangalore area to date.

          Elbit India Healthcare

          Since early 2007 we are working with different local partners in developing and operating a chain of multi-specialty tertiary hospitals in India in order to address the emerging and current needs for a specialized medical care centers in India. It is anticipated that the chain will include hospitals in several major metropolitan areas in India. In Kolkata, the capital city of West Bengal, a hospital, with 500 beds at its first phase, is in advanced planning stage through Neotia Elbit Hospital Venture Ltd. (“NEHVL”), a joint venture between us and a local partner. Our share in this project is 50%.

          Through NEHVL, we are also in advanced stages of exploring the development of a 200 bed secondary hospital in Siliguri, a town that has become a commercial hub for the whole North-East India, as well as for communication with Nepal, Bhutan and Bangladesh.

          We further intend to develop a similar 500 bed (extendable to 1,000 beds) multi-specialty hospital as part of a real estate project we are currently developing in Bangalore, India (see “Item 4.B – Business Overview – Other Activities). We are also in discussions with several other local Indian partners for the development of similar hospitals in other metropolitan areas across India.

          The headquarters for all the healthcare activities is located in Bangalore and comprised of a professional team, headed by a medical doctor who specializes in healthcare management. Additionally, through our various activities in the field of medical devices and biotechnology, we have ongoing relationships with numerous medical centers in Israel and abroad which enable us to build an advisory and support team to assist us in this venture. We anticipate that the new hospital chain in India will closely collaborate with both InSightec and Gamida-Cell in the field of clinical trials and research and will have close ties with several medical centers in Israel and abroad for telemedicine, specialty treatments, exchange programs and training of personnel.

          Dairy Farm and Dairy Plant, Gujurat State, India

          In February, 2008, we executed a Memorandum of Agreement with the Government of the State Gujarat, India pursuant to which we, through a local subsidiary, will establish a modern dairy farm with approximately 10,000 dairy cows and an ultra-modern dairy plant that will produce basic and premium dairy products. The farm and plant will be established on land measuring approximately 500 acres (approximately 2,000,000 m2) which has been allotted to us by the Government of Gujarat for this purpose on long term lease.

          This project is expected to be executed in several phases and is planned to become operational within 24 months after commencement of work, which it is anticipated will occur in mid-2009 subject to obtaining the necessary building permits and regulatory approvals.

          The total investment in the project is anticipated to be approximately $100 million. As of May 31, 2008, no material investments have yet been made in this project.

          It is intended that the planned dairy farm will make use of the advanced technology and expertise developed in Israel, and will also include modernized contract-farming activities for the production of the food materials required for the dairy farm.

          Fashion Retail

          In May 2005, Elscint purchased from Punto FA S.L. the entire equity and voting rights in Elbit Trade and Retail Ltd. (“Elbit Trade”), formerly, Mango Israel Clothing and Footwear Ltd., the Israeli distributor and retailer of the internationally renowned retail brand name MANGO-MNG™ for €2.85 million. Concurrently with the purchase agreement, Elbit Trade executed an exclusive distribution agreement for Mango products in Israel for a ten-year period. Under the agreement, Elbit Trade has agreed to guarantee annual minimum purchases at rates and subject to terms and conditions specified in the agreement. Elbit Trade has undertaken to pay Punto FA seasonal marketing, public relations, and store-support fees as specified in the agreement. Elbit Trade currently operates 20 Mango stores in Israel.

          In September 2007, Elbit Trade entered into a franchise agreement with G-STAR International B.V. Pursuant to the agreement, Elbit Trade received exclusive rights to distribute in Israel products of G-STAR International B.V., an apparel and accessories company, subject to certain conditions. The franchise is valid for a period of 10 years.

          The principal regulatory requirements for the operation of Elbit Trade in Israel include: (i) compliance with the Israeli consumer protection law, (ii) maintaining various licenses and permits issued by governmental authorities (including receiving applicable standards from the Israeli consumer standard institute for certain imported accessories), and (iii) compliance with employment regulations.

          The key elements of Elbit Trade’s strategy are:

•

Increase sales to existing and new customers by adjusting our pricing strategy and market behavior. Elbit Trade believes its customer service and reliability as a franchisee of leading international brands provide it with a competitive advantage.

•	Localization and enhancing the Mango and G-STAR brand names in Israel by improving its marketing and branding strategy.

•	Open new stores in strategic locations across Israel with emphasis on opening smaller shops of 250-300m2 rather than stores of larger size.

          Venture Capital Investments

          In addition to our core operations, we hold interests in the following companies. Our investments in these companies are not significant to our results of operations.

          Gamida Cell Ltd.

          Gamida is engaged in the expansion of hematopoietic (blood) stem cells therapeutics in clinical development for cancer and autoimmune diseases, as well as future regenerative cell-based medicines including cardiac and pancreatic repair. As of May 31, 2008, we hold 29.1% of Gamida’s share capital (24.8% on a fully diluted basis).

          Gamida and Teva Pharmaceuticals formed a joint venture (“JV”) in February 2005 in order to develop and commercialize certain products based on StemEx®, Gamida’s developing technology. Pursuant to the founders agreement of the JV dated February 12, 2006, the sole purpose of the JV is commercialization of StemEx® and obtaining all required registrations and marketing approvals. Teva shall make an equity investment in the JV of up to $25 million in consideration for up to 50% of the JV shares. Teva has, as of the date of this annual report, carried out part of its investment. Pursuant to the agreement Gamida and the JV signed a license agreement according to which Gamida granted the JV a royalty free, worldwide license to exploit StemEx® and Gamida’s intellectual property in connection with developing, manufacturing, selling and distributing of StemEx® and a royalty free, unlimited, worldwide exclusive license to manufacture, develop, market, offer for sale, distribute and sell StemEx® and the right to sublicense.

          As to a recently resolved dispute between Elscint Bio Medical, our subsidiary, and its former CEO in connection with the holdings in Elscint Bio Medical and its venture capital investments (including Gamida), see Note 21.C.5 to the consolidated financial statements included in Item 18 below.

          Olive Software Inc.

          Olive Software Inc. (“Olive”), a Delaware corporation, is engaged in the development and marketing of products that enable a transparent link between the newspapers’ traditional printing systems and the world of e-publishing. These products enable newspapers and magazines to automatically present their printed edition on the Internet, while supporting e-commerce applications, personalization and interactive advertising. In addition, Olive develops and markets digital archive services for newspapers and libraries. Our holdings in Olive as of May 31, 2008, represent 22.3% of its equity and voting rights (18.3% on a fully diluted basis).

          Easyrun Ltd.

          Easyrun Ltd. (“Easyrun”), an Israeli corporation, is engaged in the development and marketing of “call centers” solutions, which support under one platform, diversified infrastructure from traditional telephony up to futuristic telecom equipment (IP switchboards) and modern e-commerce applications (Web). As of May 31, 2008, we hold a total of 49.4% of the outstanding shares of Easyrun (47.8% on a fully diluted basis).

          Varcode Ltd.

          In September 2006, we entered into an agreement, with an unrelated third party, for the establishment of an Israeli company (“Varcode”) in which we invested an amount of $3.0 million (subject to fulfillment of certain milestones in accordance with the terms of the agreement) in consideration for approximately 46% of Varcode’s equity. Varcode is engaged in developing labels for improving shelf life of perishables.

          As of May 31, 2008, we have invested approximately $2.2 million in consideration of approximately 38.6% interest in Varcode and the remainder of the 46% equity share is held by a trustee and will be transferred to us upon completion of the additional investments in Varcode. Pursuant to the agreement, we are entitled to 50% of the voting rights at shareholder meetings and the right to appoint 50% of Varcode directors subject to certain time limitation and provisions as stipulated in the agreement. One of Varcode founders and shareholder has a casting vote in case of “dead lock” of Varcode’s board members.

          Pursuant to the agreement, we were granted an option to purchase additional 4% in Varcode’s equity in consideration for $0.5 million. This option is exercisable for a period of 18 months following the date of the agreement.

          Entering into the insurance business in Eastern Europe

          On June 30, 2008, we entered today into a joint venture agreement with Clal Insurance Enterprises Holdings Ltd. (“Clal”) in order to expand our business activities into the field of insurance. Under the agreement, we, through our wholly-owned Dutch subsidiary, shall subscribe for 50% of the issued and outstanding share capital of Clal’s wholly owned Dutch subsidiary, C.I.E. Holdings B.V. (“CIE”), in consideration for an investment in CIE’s capital of $17.755 million, which equals Clal’s investments in CIE.

          CIE currently holds a Romanian insurance company named S.C. Clal Romania Asigurari-Resigurari S.A. (“Clal Romania”). CIE is to engage in the insurance business in Romania through Clal Romania, and subsequently expand these activities into other Eastern European countries as specified in the joint venture agreement.

          The transaction shall be implemented in two stages. In the first stage of the closing, we shall advance to CIE a loan in the amount of approximately $6 million against the issuance of a convertible promissory note and in the second stage of the closing the said promissory note shall be converted into ordinary shares of CIE, and we shall pay CIE an additional amount of approximately $11.7 million in consideration for the allotment to us of the remainder of the shares so as to attain shareholder’s parity. The consummation of the transaction is subject, among others, to obtaining certain mandatory regulatory approvals.

Revenues classified by business segments and by geographical markets

          The following table sets forth our breakdown of revenues by each geographic market in which we operate, for each of the last two years (in thousands of NIS):

	2007	2006	Convenience Translation in U.S. Dollars For 2007

Israel	96,875	118,558	25,188
Western Europe	353,245	342,492	91,847
Eastern and Central Europe	3,006,192	1,118,975	781,641
Others	42,249	61,455	10,985

Total Revenues	3,498,562	1,641,480	909,661

          The breakdown of revenue by business segments for each of the last two years is presented in the following table (in NIS thousands):

	2007	2006	Convenience Translation in U.S. Dollars For 2007

Shopping and Entertainment centers	2,935,417	1,138,995	763,238
Hotels	440,048	358,626	114,417
Image Guided Treatment	54,958	85,824	14,289
Other Activities	68,139	58,035	17,717

Total Revenues	3,498,561	1,641,479	909,661

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

          Other activities

          Elbit Trade’s business is influenced by seasonal shifts in the apparel market. During the winter season (December - January) and summer season (June- July), the apparel market, including us, commences discount sales to the public which consequently increases Elbit Trade’s revenues and causes a decrease in the gross profit margin for such periods. In addition, Elbit Trade’s revenues may fluctuate due to seasonal purchasing by consumers especially in peak holiday seasons such as Passover generally in the second quarter, the Jewish New Year and other Jewish and national holidays generally in the third and fourth quarter.

Patents and Proprietary Rights; Licenses

          PC is the registered owner of a European Community Trademark “Plaza Centers + figures” number 002477602.

          Pursuant to our agreements with Park Plaza and the Rezidor Group, our hotels are managed under the names: “Park Plaza” and “Radisson SAS”. See “Item 4.B. Business Overview - Hotels - Management of the Hotels” above.

          In December 1998, InSightec’s subsidiary acquired focused ultrasound technology from GE Medical Systems, and all relevant intellectual property including 14 United States patents, as well as 3 applications pending in other countries of which two have subsequently been approved, at an aggregate purchase price of $5 million and the minority interest in TxSonics Ltd. As of May 31, 2008, InSightec has submitted 83 additional patent applications, out of which 36 have already been approved (22 in the United States, 19 in various European countries, 5 in China and 3 in Japan), with another 46 that remain pending and in process.

          In addition, we use the MANGO-MNG™ and G-STAR™ brand names in accordance with our distribution agreement with Punto FA and G-STAR International B.V. See “Item 4.B – Business Overview - Other Activities - Fashion Retail” above.

Competition

          Shopping and entertainment centers

          There are a number of competitors in the Eastern and Central European countries in which we operate or intend to operate in the shopping and entertainment centers business, particularly in the larger capital cities. The following factors, however, should be noted: (a) shopping centers which are not in close proximity and which do not draw their clientele from the same catchment areas are not considered as being competitive; (b) we believe that large retail centers (known as “power centers”), even if they compete with our centers directly merely by virtue of their proximity to our shopping and entertainment centers, are at a disadvantage because they do not offer the entertainment facilities that are offered at our shopping and entertainment centers, and which we consider to be a significant element in the attraction of our patrons; and (c) in the regional cities of our targeted countries, competitive activity is more limited. In these cities, we compete with traditional shopping outlets. These outlets lack the added benefit of the entertainment activities which our centers offer and, accordingly, we believe that they have difficulty competing with us.

          In addition to several ad hoc entrepreneurial projects, there are two significant groups operating a number of shopping and entertainment centers in the Eastern and Central Europe with whom we compete directly, namely the Tri-Granit Holding Limited based in Hungary and the ECE Projektmanagement GmbH based in Germany. We compete with these chains, and with other developers, in the pre-development stage (for acquisition of suitable sites), in the cost of acquisition of such sites, in the development stage (in obtaining suitably qualified architects, consultants and contractors) and in the operational stage, if the centers compete for the patronage of the same population. We also compete for quality “brand name” tenants to occupy rental units. In locations where competing centers are being constructed simultaneously, the first center to open generally enjoys an advantage over its competitor, which is the reason behind our emphasis on the expeditious completion of construction operations.

          Hotels

          The lodging industry in Europe has traditionally been classified on a grading system, with five-star representing a luxury hotel and one-star a budget hotel. All of our hotels (except for the Centerville Hotel Apartments and the Radisson SAS in Bucharest) enjoy a four-star grading, or qualify as four-star establishments, while some are designated as “Four Star Deluxe” establishments.

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

          Many of these other companies are larger than us. However we believe that our hotels nevertheless offer quality and value for competitive prices.

          The Image Guided Treatment Business

          The competition in the MRgFUS products field can be divided into two main categories: alternative Minimally Invasive Surgery methods (“MIS”) and competing image guided high intensity focused ultrasound systems (HIFUS).

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

          Recently GE’s main competitors, namely Philips and Siemens have started activity in the field of MRgFS. Philips has installed a system for animal trials at a clinical research site in Bordeaux and claims to plan to install several clinical sites before the end of 2007, which have not materialized yet. Siemens has issued a press release in 2006 jointly with HAIFU (one of the Chinese companies mentioned below) according to which the two companies plan to jointly develop an MRgFS. At a conference in May 2007 first technical results of the joint work were shown. Philips has installed the first system in the US National Institute of Health in March 2008.

          We are currently aware of two Chinese companies; one a French company (EDAP) and one a U.S. company, which offer ultrasound-guided focused ultrasound solutions, or ULSgFUS, for treating Prostate Cancer. We believe that InSightec’s magnetic resonance guidance solution is superior to the products offered by these competitors. In a non-MRI guided treatment, the operating physician cannot see the effects of the treatment in real time and must complete the treatment, follow up with diagnostic testing and then plan future treatment sessions. The ExAblate 2000 allows the operating physician to complete all of these steps within a single treatment session while also enabling the operating physician to alter treatment parameters to optimize the treatment outcome. None of these potential competitors have received FDA pre-market approval for the marketing of their products in the United States.

          At present, to our knowledge, the Chinese ULSgFUS companies have focused their marketing efforts in Asia, and have not received any regulatory approvals outside of Asia. One of the companies, China Medical (NASDAQ: CMED), has placed a system in the United States and received a conditional approval from the FDA for a Phase I study for pain palliation of Pancreatic Cancer. The other company, HAIFU, has placed a system in the United Kingdom and obtained a CE mark approval for treating liver and kidney cancer. In addition, it has signed an agreement with Siemens AG to develop a MR-guided version of its product. The French (EDAP, NASDAQ: EDAP) and U.S. (Focus Surgery, NASDAQ: MSON) FUS companies focus on ultrasound-guided treatment of prostate cancer disease. To the extent InSightec enters the U.S. or European markets for the treatment of prostate cancer or other applications, it may face competition from both of these companies. These competitors may have access to greater resources allowing them to offer their products at lower prices and they may have other advantages. Both EDAP and Focus Surgery are running phase III trials in the United States, both for low risk, localized prostate cancer.

          Other Activities

          Fashion Retail

          Elbit Trade operates in a competitive market characterized by a large and increasing number of international and local brand stores and independent stores in Israel. Elbit Trade’s direct competitors include brand stores such as Zara, Castro, Honigman, Renuar and Golf which are located in the vast majority of the shopping centers in Israel. Increased competition could result in pricing pressure or loss of market share and adversely affect Elbit Trade’s revenues and profitability. Elbit Trade’s competition strategy includes: attempting to be a fashion trend leader, investing in branding, maintaining a compatible pricing strategy and maintaining leadership in fashion trends.

Governmental Regulation

          Shopping and entertainment centers

          The development, construction and operation of shopping and entertainment centers are subject to various regulatory controls, which vary according to the country of activity. In addition, some countries require that a developer carry out an environmental report on the land before building permit applications are considered while in other countries we usually have direct contact with the local authorities to receive basic information on environmental issues. In certain European countries, a permit from the Anti-Monopoly Office must be obtained before a foreign investor is allowed to acquire shares of a local entity. In most Eastern European countries, construction works may only begin after the lapse of the objection period provided for third parties whose interests may be affected by such permits, at which time the contestation permit becomes final. Generally, construction must commence within a specified period following issuance of the permit, otherwise, the construction permit may become invalid.

          In Poland, a prerequisite for applying for a construction permit is receipt of a decision stating the conditions for construction and development of a site (a site permit). The site permit is issued for specific real property and specifies the designated purpose of the real property, i.e., what kind of buildings and business activity may be carried out on the real property. However, in the case of areas for which local zoning plans have been established, an investor will be entitled to apply for a decision granting a construction permit based directly on the purpose of the real estate as determined in the local zoning plan. The following must be attached to the application for a construction permit: (i) a final and legally valid site permit – if there is no local zoning plan; (ii) proof of the investor’s right to use the land for construction purposes; and (iii) the technical design along with opinions, consents and permits required by detailed provisions of law. According to recent laws (2007) regarding the establishing and operation of a large retail facilities (“LRF”), an investor who intends to establish an object of a retail area over 2000m² is obliged to obtain a specific municipal permit therefor There are several factors to be considered before such a permit is issued, however, due to the absence of a specific regulation of the Minister of Commerce, that is to establish the criteria of analysis and opinions about the planned LRF as a basis for the permit, the LRF law is practically not yet executable and its effect on our business is yet to be examined.

          In the Czech Republic a planning decision and a construction permit must be obtained prior to beginning of construction.

          In Hungary the construction is to be finished and the relevant occupancy permit is to be applied for by the builder within five years of the commencement of the construction.

          In Latvia, approval of a construction plan is ordinarily, though not always divided into two stages, such stages generally being the approval of a sketch design stage and approval of a technical design stage. However, for larger projects an interim approval from the local construction authority must be obtained before finalization of the sketch design (preliminary sketch design). In order to initiate the approval procedure of a construction plan in Latvia, initially a construction application must be submitted to the local construction authority, which reviews it and issues an architectural planning authorization. Public discussion on the basis of the preliminary sketch design is always required for large scale and public projects prior to the issuance of such authorization. The resulting construction permit is issued after the construction authority has approved the technical design of the building. Sometimes it is possible to get a fast track construction permit for underground parts of the building only.

          In some instances where the applicable local plan scheme does not permit commercial activities of the type characterized by our centers, it is necessary to apply for an amendment to the zoning scheme, which may be a protracted process and may not necessarily be successful.

          In Serbia, starting a development generally involves three stages: (i) the issuance of a certificate on the detailed urban plan of the area or site urban planning conditions; (ii) the issuance of a construction permit following clarification of the developer’s title or land use right with the concept design being approved by local planning authorities and developer’s compliance with specific conditions for utility access or other specific sectors (e.g. heritage, environment); and (iii) the obtaining of a commencement permit for the works, which further assumes that a final and valid construction permit has been obtained, as well as the main detailed design being approved by relevant authorities and the land development fee (specific one-time tax) contracted to be paid with the local agency for construction land.

          In Romania, in the event that the project fits the urban zoning plan the first stage for construction is a formal request of the required permit (CU) which includes a general description and plan of the project and permit. In the event that the project does not fit the urban zoning plan, the process is considerably longer and more complex as a new zoning plan (PUZ) must be submitted and approved. It must be noted that in most large projects a PUZ must be obtained. In some instances where the applicable local plan scheme does not permit commercial activities of the type characterized by our centers, it is necessary to apply for an amendment to the zoning scheme, which may be a protracted process and may not necessarily be successful.

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

          In India, the term “real estate” has not been formally defined. A reference to this term is found in the National Industrial Classification Code, 1987 (“NIC Code”) under Group 820, which deals with purchase, sale, letting and operating of real estate such as residential and non-residential buildings, developing and sub-dividing real estate into lots, lessor of real property, real estate agents, brokers and managers engaged in renting, buying and selling, managing and appraising real estates on a contract or fee basis.

          Under the automatic route in the Indian government’s policy on Foreign Direct Investment (“FDI Policy”) we can invest up to 100% in Indian townships, housing, built-up infrastructure and construction-development projects (which includes, but is not restricted to, housing, commercial premises, hotels, resorts, hospitals, educational institutions, recreational facilities, city and regional level infrastructure). The aforesaid investment is subject to compliance with certain requirements, including, minimum investment, non-immediate repatriation of original investment, project completion schedule, compliance with local laws and applicable standards, obtaining necessary approvals, and supervision by the local municipality. An investment, which intends not to comply with those requirements, requires a prior governmental approval. In addition, under the Tamil Nadu Land Reform Act, without previous consent of the government, we can only hold land within the prescribed ceiling limit of acres. In addition, under the FDI Policy, we cannot acquire an agricultural land without a prior governmental approval. The process of grant of government approvals are time consuming in India and as a consequence may delay the implementation of the projects.

          Hotels

          The development, construction and operation of hotels and leisure facilities, including advertising tariffs and hotels, health safety issues, activities conducted within the premises of the hotels (such as restaurants, bars, shops, health clubs, and in particular the sale of alcohol, food and beverage to the public), installations and systems operating within the hotel (elevators, sprinkler systems, sanitation, fire department etc.), terms of employing personnel, as well as methods of rating the hotels, are all subject to various regulatory controls, which vary according to the country of activity.

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

          In India, under the automatic route of the FDI Policy, foreign direct investments up to 100% of the investment are permitted in the Indian Hotels and Tourism Sector. The term Hotels and Tourism Sector includes (i) travel agencies, tour operating agencies and tourist transport operating agencies; (ii) units providing facilities for cultural, adventure and wild life experience to tourists; (iii) surface, air and water transport facilities to tourists; (iv) leisure, entertainment, amusement, sports, and health units for tourists; and (v) convention/seminar units and organizations. The Government of India granted automatic approval for foreign technical collaborations in the Hotels and Tourism Sector, provided: (i) up to 3% of the capital cost of the project is proposed to be paid for technical and consultancy services including fees for architects, design, supervision, etc. (ii) up to 3% of the net turnover will be paid for franchising and marketing publicity support fee, and (iii) up to 10% of gross operating profit will be paid for management fee, including, incentive fee.

          The Image Guided Treatment Business

          The testing, manufacture and sale of InSightec’s products are subject to regulation by numerous governmental authorities, principally the FDA, the European Economic Community (the “EEC”), and corresponding state and foreign regulatory agencies.

          The U.S. Safe Medical Devices ACT OF 1990 (the “SMDA”) includes various provisions which are applicable to each of the existing products of InSightec and may result in the pre-market approval process (a process whereby the FDA approves a new system that has no predicate devices that have been approved in the past) for such products becoming lengthier and more costly. Under the SMDA, the FDA can impose new special controls on medical products. These include the promulgation of performance standards, post-market surveillance requirements, patient registries, and the development and dissemination of guidelines and other actions as the FDA may deem necessary to provide a reasonable assurance and effectiveness.

          In June 1993, directive 93/42/EEC for medical devices was adopted by the EEC. In June 1998, this directive replaced the local regulation and ensured free transfer of qualified medical equipment among member states. Medical devices that meet the established standards, receive certification represented by the symbol “CE”. There are two types of certifications that are granted: (1) general certification of a company and (2) certification for a specific product. Instead of choosing to comply with directive 93/42/EEC, InSightec decided to comply with international Standard ISO 9001 (European standard EN 290001) ENTITLED “Model for Quality Assurance in Design, Development, Production, Installation and Servicing”, and its extension to medical products EN 46001 satisfies the medical device directive. On May 10, 2001, InSightec obtained a certification by the European Notified Body that it complies with the requirements of ISO 9001 and EN 46001. ISO 9001 and EN 46001 have been replaced by international standard ISO 13485 entitled “Medical Devices - Quality management systems - requirements for regulatory purposes”. InSightec obtained a certification of compliance with the new standard in March 2004, and is subject to annual audits by the European Notified Body to renew the certification in accordance with all applicable updates of the standard.

          Other Activities

          Real Estate Projects

          For information regarding governmental regulation applicable to our real estate projects in India, see “Item 4.B – Business Overview – Other Activities – Investments in India” above.

          Hospitals in India

          For information regarding governmental regulation applicable to our real estate projects in India, see “Item 4.B – Business Overview – Other Activities – Investments in India” above.

          There are currently no pre-conditions or requirements to be fulfilled by an investor while investing in the Hospital Sector in India, and that 100% FDI under the automatic route is permitted in it. Accordingly, Foreign Direct Investment in built up hospitals is permitted so as to give a boost to the health care industry in India.

          Dairy Farming

          As per the extant legal regime governing foreign direct investment in India, non- residents, non resident Indians (“NRIs”) and overseas corporate bodies are prohibited from investing in the Agriculture sector including plantation. However, foreign direct investment to the extent of 100% under the automatic route is permitted in floriculture, horticulture, development of seeds, animal husbandry, pisciculture, aqua-culture, cultivation of vegetables and mushrooms under controlled conditions and services related to allied activities.

          The exact definition or scope of activities that are covered under animal husbandry are not provided for in the FDI guidelines. The National Industrial Classification Code, 1987 provides under the broad head of “Raising of Livestock” to include sub heads such as cattle breeding, raising of livestock and production of milk and other livestock products etc. Thus, activities related to dairy farming fall under the category of “raising of livestock”.

          It may also be pertinent to note that the Department of Industrial Policy and Promotion (“DIPP”) has clarified that a foreign company which proposes to set up a subsidiary in India to engage in Animal Husbandry can acquire and hold such agricultural land, to be used for such activity.

          Fashion Retail

          The principal regulatory requirements for our Fashion Retail operations in Israel include: (i) compliance with the Israeli consumer protection law, (ii) maintaining various licenses and permits issued by governmental authorities (including receiving applicable standards from the Israeli consumer standard institute for certain imported accessories), and (iii) compliance with employment regulations.

C.	ORGANIZATIONAL STRUCTURE

          We are a subsidiary of Europe-Israel (M.M.S.) Ltd. (approximately 47.47% shareholder, see “Item 7.A. - Major Shareholders” below) (“Europe-Israel”). Europe Israel is wholly owned by Control Centers Ltd., a privately held Israeli company, which is controlled by Mr. Mordechay Zisser, who serves as our Executive Chairman of the Board of Directors. Our significant subsidiaries and companies in which we have a significant interest as of December 31, 2007 are as follows:

NAME OF COMPANY	ABBREVIATED NAME	COUNTRY OF ORGANIZATION	THE COMPANY’S DIRECT/INDIRECT OWNERSHIP PERCENTAGE EQUITY

Elscint Ltd.	Elscint	Israel	100%
BEA Hotels NV	BEA	The Netherlands	100%
Elbit Ultrasound (Netherlands) BV	EUBV	The Netherlands	100%
Elbit India Real Estate Holdings Limited	Elbit India	The Republic of Cyprus	100% (*)
InSightec Ltd.	InSightec	Israel	70.71% (**)
Plaza Centers N.V.	PC	The Netherlands	68.4%
Elbit Trade and Retail (formerly: Mango Israel Clothing and Footwear Ltd.) (“Elbit Trade”)	Mango	Israel	100%

(*)

On January 17, 2008, our shareholders approved the grant of 5% of the issued and outstanding share capital of Elbit India Real Estate Holdings Limited to Mr. Abraham (Rami) Goren, our Executive Vice Chairman of the Board of Directors. See “Item 7.B. Related Party Transactions”.

(**)	Our 70.71% holdings in InSightec represent our holdings in voting right only. We hold 52.95% on a fully diluted basis

D.	PROPERTY, PLANTS AND EQUIPMENT

          We lease approximately 2,220 m2 (not including additional warehouse area and parking places of 50 m2) for management and administration purposes in an office building in Tel-Aviv, Israel until September 2016 with an option to extend the lease for a 10-year period. Aggregate rental fees (excluding VAT) paid by us in 2007, with respect to such lease were approximately NIS 1,989,000 (approximately $517,158).

          The headquarters of PC are based in an office building known as “David House” on Andrassy Boulevard, Budapest, Hungary. The building is located on an 800 m2 plot and consists of four floors with a total constructed area of approximately 2,400 m2. The David House is owned by PC while certain areas in it are leased out.

          The headquarters of PC in Romania are based in a prestigious French style villa converted into an office building which is owned by PC. The building is located in the center of Bucharest, Romania and was completely renovated in 2005. The total constructed area is approximately 700 m2 built on a plot of around 600 m2 and consists of three floors.

          Elbit Trade leases approximately 255 m2 of office space in Tel Aviv, Israel, for its management and administration activities until April 2010 with an option to extend the lease for a 5-year period. Elbit Trade’s offices are located in the above mentioned office building. The aggregate rental fees (excluding VAT) paid by Elbit Trade in 2007 with respect to such lease were approximately NIS 324,508 (approximately $84,375).

          We believe that the leased properties are adequate for our and Elbit Trade’s needs in the foreseeable future.

          InSightec leases its main office and research and development facilities, located in Tirat Carmel, Israel, pursuant to a lease that expires in August 2013, with an option to renew the lease for up to five years. Pursuant to such agreement, InSightec occupies approximately 64,711square feet (6,011 m2) in Tirat Carmel and Or-Yehuda. Total annual rental expenses under these leases are $1 million (NIS 3.8 million). InSightec also leases spaces in Dallas, Texas for an annual rent fee of $150,000 (NIS 576,900). The leased property is adequate for InSightec’s needs in the foreseeable future.

          For additional information about all and any properties owned, leased or otherwise held by us see “- Business Overview” above.

          For additional information about any mortgages and other encumbrances relating to our properties, see “Item 5.B. Liquidity and Capital Resources - Other Loans”.

ITEM 4.A.	UNRESOLVED STAFF COMMENTS.

          Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

Overview

The following is a summary of the principal fields of our businesses:

•

Shopping and Entertainment Centers - Initiation, construction, operation, management and sale of shopping and entertainment centers and other mixed-use projects in Central and Eastern Europe and in India.

•	Hotels - Hotel ownership, operation, management and sale, primarily in major European cities.

•	Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment.

•

Other Activities - Other activities consisting of (i) investments in real estate assets in India designated for residential projects and other mixed-use projects; (ii) the distribution and sale of fashion retail in Israel; and (iii) venture-capital investments. Other activities also include investments in hospitals and farm dairy plant which are in preliminary stages.

          The Company’s financial statements as of December 31, 2007 and 2006 and for the years then ended were prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s previous financial statements were prepared in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”). In accordance with the provision of IFRS 1, the transition date of the Company to IFRSs has been determined at January 1, 2006 (“Transition Date”) and the Company is obligated in the first year it has implement IFRSs to include statement of income for two years only. In addition, the Company has prepared opening balance as of the Transition Date in accordance with IFRS while adopting certain relieves allowed for under IFRS 1 (First-time Adoption of International Financial Reporting).

          IFRS principles differ in certain significant aspects, from those of the Israeli GAAP. As a result the Company’s financial statements prepared in accordance with IFRSs as of the Transition Date and for December 31, 2006 differ from those previously issued by the Company for those dates and which were prepared in accordance with Israeli GAAP. As a result of the transition to IFRS, the Company’s shareholders’ equity attributed to the equity holders of the Company as of the Transition Date has increased from NIS 1,054 million reported in accordance with Israeli GAAP to NIS 1,098 million reported in accordance with IFRS. In addition net income in 2006 attributed to the equity holder of the Company decreased from NIS 561.1 million reported in accordance with Israeli GAAP to NIS 510.8 million reported in accordance with IFRS. As for additional information in respect of the material differences between IFRSs and Israeli GAAP and their effect on the consolidated financial statements as of the Transition Date and December 31, 2006.- see note 29 to our consolidate financial statements included in Item 18 below.

          Our revenues from the sale of real estate and trading property are subject to the execution of sale agreement with potential purchasers and to the consummation of the transaction thereunder. Generally, in period when we consummate a transaction for the sale of our real estate assets we record revenues in substantial amounts and as a result, we may experience significant fluctuations in our annual and quarterly results. We believe that period-to-period comparisons of our historical results of operations may not necessarily be meaningful and that investors should not rely on them as an indication for future performance.

          Our functional currency as well as our reporting currency is the NIS. Because our revenues and expenses are recorded in various currencies, our results of operations are affected by several inter-related factors, including the ratio between the value of the reporting and functional currencies of the Company (the NIS) and the timing and amount of the devaluation of the NIS compared to other functional currencies.

          Financial data included in this discussion was derived from our consolidated financial statements and analysis based on our general accounting records and published statistical data. Such financial data have been rounded to the nearest thousand.

          The following are the recent business activities during 2007 and through the date of filing some of which affected our operational result in 2007 and the others will affect our operational result in the coming years:

•

In 2007 and up to June 2008, we issued unsecured non-convertible notes to investors and the public in Israel in an aggregate principal amount of approximately NIS 1,053 million (approximately $273.8 million).

•

In July 2007, our subsidiary PC has issued unsecured non-convertible series A notes to investors in Israel for an aggregate principal amount of approximately NIS 305 million (approximately $79.3 million). In addition, in February and May 2008, PC issued unsecured non-convertible notes with an aggregate principal amount of approximately NIS 797.9 million (approximately $207.4 million).

•

In May 2008, the consortium formed by the shareholders of the Dream Island project (in which PC holds a 30% stake), has won, via a competitive tender, the first ever major casino license to be awarded in Hungary for its planned entertainment and mixed use Dream Island intended to be developed in central Budapest. The exclusive casino license has been granted for 20 years from the date of opening of the casino, with a ten-year extension option, during which time no further major casino licenses will be granted by the Hungarian government in the area of Budapest. The granting of this license will enable the consortium to commence construction of this project.

•

In July 2007, our wholly owned subsidiary, Elscint Ltd. (“Elscint”) consummated a transaction with Israel Financial Levers Ltd. (“Israel Financial Levers”) for the sale of the “Arena” shopping and entertainment center, located at the Herzliya Marina in Israel (“Arena Center”), pursuant to which Israel Financial Levers has acquired all rights in and to the Arena Center for an asset value of NIS 538 million (approximately $139.9 million). As result of the transaction, we recorded a loss of NIS 19.6 million ($5 million).

•

In August 2007, PC executed a binding agreement for the sale of its Arena Plaza shopping and entertainment center in Budapest, Hungary to UK-based active Asset Investment Management (“aAIM”). The transaction which was finalized on 18 December 2007 with effect from 30 November 2007 has an assets value totaling approximately €381 million (approximately $561 million; NIS 2,156 million). As result of this transaction we recorded a gain of NIS 1,145 million ($297.7 million).

•

In May 2007, PC completed the handover to Klepierre SA (“Klépierre”), in accordance with the terms of Stage B agreement of two shopping and entertainment centers in Poland, the Rybnik Plaza and the Sosnowiec Plaza, reflecting a total asset value of €89.3 million (approximately $131.4 million; NIS 505.3 million). As result of these transactions, we recorded a gain of NIS 116 million ($30.2 million). In addition, during July 2007, the Lublin Plaza shopping and entertainment center in Lublin, Poland, in which PC holds a 50% stake, was sold to Klépierre. The asset value of the Lublin Plaza shopping and entertainment center totaled approximately €78 million (approximately $114.8 million; NIS 442 million). As result of this transaction, we recorded a gain of NIS 56.7 million ($14.7 million).

•

In February 2007, PC completed an acquisition of a 75% interest in a Romanian limited liability company which executed a Public Private Partnership Agreement with the Government of Romania for the construction of the Casa-Radio Complex (Dambovita) in central Bucharest. The total cost of acquisition was approximately $40 million (approximately NIS 153.8 million)

•

During 2007 and 2008, PC has acquired a number of sites and invested in several projects of which 10 sites are located in markets in which PC currently operates (including Romania, Hungary and the Czech Republic) and six sites are located in markets in which PC is currently operates (including India, Serbia and Bulgaria). In addition, on January 31, 2008, PC entered into a joint venture partnership with BAS Development (“BAS”) (50%) to develop residential and office projects in Romania through a newly established company, Plaza-Bas B.V., which acquired the shares currently, held by BAS in seven residential and office development projects in Romania.

•

On June 12, 2007, we consummated a transaction for the sale of our 50% interest in the Ballet Institute Building located at Budapest, Hungary. The transaction reflects an asset value of €30 million (approximately $40 million; NIS 169.8 million) in which our share is €15 million ($22 million; NIS 85 million). As a result of this transaction we recorded a gain of NIS 44.9 million ($11.7 million).

•

In November 2007, InSightec consummated an agreement for an internal round of financing in the aggregate amount of $30 million from its existing investors and certain directors and officers of InSightec, in the form of allotment and purchase of Series A Preferred convertible shares of InSightec, which are convertible into InSightec’s ordinary shares subject to the fulfillment of certain conditions stipulated in the agreement. Our share in this round of investment totaled $19.8 million. In addition, in December 2007, we exercised Warrant, and purchased 977,552 ordinary shares of InSightec in consideration for $7.1 million (approximately NIS 27.3 million)

•	In May 2007, InSightec’s ExAblate® 2000 system received the CE Mark certification for pain palliation of bone metastases.

•

In March 2008, we entered into definitive agreements with one of the leading developers in Bangalore, India for the joint development of a large scale mixed-use project located in Bangalore, Karnataka, India. Under the agreements we and our local partner will acquire through a joint venture company (which will be held, subject to certain conditions, in equal parts by us and such local partner - the “Joint Venture Company”), up to 440 acres of land in Bangalore, India (“Project Land”). For detailed and elaborated information about this project, see “Item 4.B. Business Overview - Other Activities - Investments in India”, below.

Under the agreement, the joint venture company is to acquire, subject to certain conditions, ownership and development rights in respect of up to an approximate 230 acres of the entire land. The total consideration anticipated to be paid by us with respect to the purchase of such land is INR 10,500 million ($266 million; NIS 1,023 million). In March 2008, the joint venture company has secured rights over approximately 54 acres of such 230 acres and we paid approximately INR 2,840 million ($70.8 million; NIS 277.2 million). In addition we paid to the local partner an interest bearing advance of INR 1,861.5 million ($46.4 million) on account of the future acquisition by the joint venture company of a further 35.6 acres of such 230 acres, which land is currently owned by the local partner.

In respect of up to the other approximate 210 acres of land, the joint venture company intends to enter into joint development agreements, under which the joint venture company will be entitled to develop the entire area of such lands. In consideration, the Joint Venture Company will pay 38% or 53% (depending on the specific plot) of the built up area of such lands and in some cases, deposits on account of such future consideration will also be paid. Our 50% share (through the joint venture company) in rights under the development agreements, will require us to pay INR 750 million ($18.7 million) of such deposits

•

In December 2007, we entered into an agreement for the acquisition of an 80% stake in a joint venture company which will purchaser up to 135 acres (approximately 546,000 square meters (“m2”)) of land in Chennai (formerly Madras), India. Our investment in this project, assuming that the 135 acre tract of land is acquired) is anticipated to be approximately $108 million. The consummation of the transaction will be accomplished in stages, and is subject to the fulfillment of certain regulatory requirements and to our satisfactory due diligence requirements. The closing of the acquisition of the first portion of the land (measuring approximately 42 acres or 167,000 m2)has been completed concurrently with the execution of the agreement, and we have paid approximately $35.5 million in respect of the acquisition of our share (80%) of such portion of land. Subsequently, an additional area measuring 9.7 acres (approximately 39,250 m2) has been acquired by the joint venture company, in respect of which we have invested an additional amount of INR 307 million ($7.8 million; NIS 30 million). For detailed and elaborated information about this project, see “Item 4.B - Business Overview - Other Activities - Investments in India”, below.

•

In February 2008, we executed a Memorandum of Agreement with the Government of the State Gujarat, India pursuant to which a modern dairy farm with approximately 10,000 cows and an ultra modern dairy plant that will produce basic and premium dairy products will be established on land measuring approximately 500 acres, subject to the fulfillment of certain conditions specified therein. The total investment in the project is anticipated to be approximately $100 million (NIS 384.6 million).

Critical Accounting Policies and Estimates

          General

          A “critical accounting policy” is one that (i) is important to the portrayal of an entity’s financial condition and results of operations and (ii) requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

          In the application of our accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis.

          The followings are the critical judgments and key sources of estimation uncertainty that management has made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in financial statements.

          Litigation and other contingent liabilities

          We and our subsidiaries (collectively in this Item 5, the “Group”) are involved in litigation and other contingent liabilities in substantial amounts including certification request for class action (see note 21B to our consolidated financial statements included in item 18). The Group recognizes a provision for such litigation when it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The Group evaluates the probability and outcome of these litigations based on, among other factors, legal opinion and consultation and past experience. The outcome of such contingent liabilities may differ materially from management’s assessment. The Group periodically evaluates these assessments and makes appropriate adjustments to our consolidated financial statements. In addition, as facts concerning contingencies become known, we will reassess our position and make appropriate adjustments to our consolidated financial statements.

          Share based payment arrangements

          The Group has adopted several stock based compensation arrangements to employees, directors and service providers. Stock based compensation arrangements are measured at fair value. Fair value is usually determined using an option pricing model which requires management to make judgment and assumptions regarding a number of variables. In determining the appropriate option model for each option plan adopted by the Group, the Group uses the advice of professional advisers. These variables include, but not limited to:

(i)

Share price in respect of options plans adopted by the Group’s private investees which has no quoted market price. The Group generally uses the price per share determined at the last investment round prior to the measurement date. Nevertheless, there is no assurance that such price reflects the accurate share price.

(ii)

Expected stock price volatility over the term of the plan. The expected volatility for share based transactions adopted by the Company and its public traded investee are determined base on the market price of the share in the past years. Non- traded companies used excepted volatility of public traded companies with similar operations since they have no historical data.

(iii)

Actual and projected employee stock option exercise behaviors - the assumption in respect of (i) determining the forfeitures rate of options; (ii) the exercise coefficient (i.e.: the price per share in which it is expected that an employee will exercise the options); and (iii) the expected estimated term the options would be held by the employees are determined generally based on past experience.

          Although the fair value of stock based compensation arrangements determined using an option-pricing model, it may not be indicative of the fair value observed in a willing buyer/willing seller market transaction. In addition, under different assumptions or conditions the fair value of these options plans may yield a different result.

          Accounting for income taxes

          The Calculation of the Group’s tax liabilities involves dealing with uncertainties in the application and/or interpretation of complex tax laws, tax regulations and tax treaties, in respect of various jurisdictions in which the Group operates and which frequently vary. In addition, tax authorities may interpret certain tax issues in a manner other than that which the Group has adopted. Should such contrary interpretive principles be adopted upon adjudication of such cases, the tax burden of the Group may be significantly increased. In calculating its deferred taxes, the Group required to evaluate (i) the probability of the realization of its deferred income tax assets against future taxable income and (ii) the anticipated tax rates in which its deferred taxes would be utilized.

          Embedded derivatives financial instruments

          The Group is committed to pay to a financing bank an additional exit fee in the event of cash distributions deriving from the sale, disposal, refinancing of the hotels which were financed by the bank loan funds or in the event of other repayment of the loan (“Transaction”). The exit fee will be calculated as the amount equivalent to 15% of the difference between the market value of the hotels as determined in such Transaction and the current agreed value of the hotels. The exit fee is considered as an embedded derivative in accordance with IAS 39 and it should bifurcated form the loan contract and measured at fair value at each balance sheet date. The Group determined the fair value of the exit fee using an economic model which requires management to make judgment and assumptions regarding a number of variables. In determining the appropriate model the Group uses the advice of professional advisers. These variables include, mainly the following:

(i)	Since the underlying assets (i.e.: the hotels) do not have a quoted market price, their fair value was determined based on valuation techniques which also contain significant estimates and judgment.

(ii)

Expected hotel fair value volatility was computed according to comparable hotel holdings firms in the real estate industry. Such determination involves a significant degree of judgment since the Group has to choose public companies which have similar operations and risks as the hotels that are subject to the agreement.

(iii)

In accordance with the agreement, the exit fee is payable in several cases through the duration of the loan agreement. Management has to use critical assumption regarding the probability and the term for a Transaction to occur in order to determine the expected useful life of the embedded derivative.

          Potential penalties, guarantees issued and expired building permits

          Penalties and guaranties are part of the on-going construction activities, and result from obligations the Group have towards third parties, such as banks and municipalities. The Group’s management is required to provide estimations about risks evolving from such potential guarantees or penalties that the Group might have to pay. In addition, the Group is subject to authorizations from local authorities in respect of building permits. It may occur (such as in the case of Helios Plaza Project) that building permits will expire and might cause additional costs and expenses to the Group, delays or abandoned of construction works.

          Valuation of debentures issued by PC and the derivative associated to it.

          Series A debentures issued by PC are measured at fair value. As of the balance sheet date PC’s debentures are not traded in the stock exchange and therefore have no quoted prices. Accordingly the valuation is done by relying on third party professional services. The calculation of the fair value is sensitive to changes in market conditions and is based on assumptions that are reasonable but can not be virtually guaranteed. The debentures were listed for trade in the TASE subsequent to the balance sheet date and therefore the fair value in the following periods will be determined based on the debentures price in the TASE.

          In addition PC has executed a swap transaction with an Israeli bank in order to swap the interest rate of the debentures from CPI linked NIS to Euro. The derivative is measured at fair value at each balance sheet date. The valuation of the derivative is done by relying on third party professional services. The calculation is sensitive to changes in market conditions and is based on assumptions that are reasonable but can not be virtually guaranteed. PC is using the same valuator as the one mentioned above, and by that improving the link between the derivative and the financial instrument to which the derivative was created.

          Revenue recognition from sale of trading property

          Revenues on sales of real estate assets and trading properties are recognized when all the following conditions are satisfied: (i) the enterprise has transferred to the buyer the significant risks and rewards of ownership of the goods;(ii) the enterprise retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (iii) the amount of revenue can be measured reliably(iv) it is probable that the economic benefits associated with the transaction will flow to the enterprise (including the fact that the buyer’s initial and continuing investment is adequate to demonstrate commitment to pay); (v) the costs incurred or to be incurred in respect of the transaction can be measured reliably; and (vi) there are no significant acts that the Group is obliged to complete according to the sale agreement.

           Determination whether these criteria have been met for each sale transaction, requires a significant judgment by the Group management.

          Significant judgment is made in determination weather, as of the balance sheet date, the Group has transferred to the buyer the significant risks and rewards associated to the real estate assets sold. Such determination is based on an analysis of the terms included in the sale agreement executed with the buyer as well as an analysis of other commercial understandings with the buyer in respect of the real estate sold. Generally, the sale agreement with the buyer is signed during the construction period and the consummation of the transaction is subject to certain conditions precedents which have to be fulfilled prior to delivery. Revenues are, therefore, recognized when all the significant conditions precedent included in the agreement have been fulfilled by the Group and/or waived by the buyer prior to the balance sheet date.

          The delivery of the commercial center to the buyer is generally executed close to the end of construction and to the opening of the commercial center to the public. As a result, the Group has to use estimates in order to determined the costs and expenses required to complete the construction works which, as of the delivery date, has not been completed and/or been paid in full.

          Generally, the Group is provided with a bank guaranty from the buyer for the total estimated proceeds in order to secure the payment by the buyer at delivery. Therefore, the Group does not inherent any significant risks in respect of payment of the proceeds by the buyer.

Recently issued accounting standards

          For information on recently issued accounting standards under IFRS, see Note 2 AJ to our consolidated financial statements.

A.	Operating Results

Presentation method of financial statements

          Based on the Group’s business model, the Group is involved in investment in a wide range of different activities. Accordingly, management believes that its income statements should be presented in the “Single - step form”. According to this form, all costs and expenses (including general and administrative and financial expenses) should be considered as continuously contributing to the generation of the overall income and gains. Management also believes that its operating expenses should be classified by function to: (i) those directly related to each revenues (including general and administrative expenses and selling and marketing expenses relating directly to each operation); and (ii) overhead expenses which serve the business as a whole and are to be determined as general and administrative expenses.

          The Group’s strategy in respect of PC’s shopping and entertainment centers is to dispose of shopping and entertainment centers upon completion, subject to certain exceptions, see “Item 4.B. Business Overview - Shopping and entertainment centers - Business Concept Strategy” above. Therefore, PC’s shopping and entertainment centers are presented within current assets as trading property and our revenues from these shopping and entertainment centers are derived from their disposal to third parties.

          The Group’s policy in respect of the Hotels segment is to designate the hotels to be managed and operated by a management company. Consequently, our hotels assets are presented as part of our property, plant and equipment in the financial reports.

Translation of foreign operations statement of income

          Most of our businesses, which operate in various countries, report their operational results in their functional currency, being other than NIS (our reporting and functional currency). We translate our subsidiaries’ result of operations into NIS based on the average exchange rate of the functional currency against the NIS. Therefore, a devaluation of the NIS against each functional currency would cause an increase in our reported revenues and the costs related to such revenues in NIS while an increase in the valuation of the NIS against each functional currency would cause a decrease in our revenues and costs related to such revenues in NIS.

          The following table presents our statements of income for the two years ended December 31, 2006 and December 31, 2007:

	Year ended December 31

	2007	2006	2007

			Convenience
			translation
	(in thousand NIS)
			US$’000

Revenues and gains
Shopping and entertainment centers	2,917,616	397,202	758,610
Hotels operations and management	395,227	351,610	102,763
Sale of real estate assets and investments, net	62,621	81,794	16,282
Sale of medical systems	49,648	85,824	12,909
Decrease in shareholding of subsidiaries	5,310	667,014	1,381
Sale of fashion retail	68,139	58,035	17,717

	3,498,561	1,641,479	909,662

Costs and expenses

Shopping and entertainment centers	1,714,253	395,814	445,724
Hotels operations and management	330,063	308,623	85,820
Cost and expenses of medical systems operation	69,953	71,746	18,188
Cost of fashion retail	80,308	67,834	20,881
Research and development expenses, net	69,559	73,538	18,086
General and administrative expenses	116,992	66,983	30,419
Share in losses (profits) of associated companies, net	12,667	(736)	3,294
Financial expenses	232,062	144,166	60,338
Financial income	(91,136)	(25,580)	(23,696)
Other expenses, net	38,233	77,048	9,941

	2,572,954	1,179,436	668,995

Profit before income taxes	925,607	462,043	240,667
Income taxes	16,288	(1,787)	4,235

Profit from continuing operations	909,319	463,830	236,432
Profit from discontinued operation, net	10,289	35,665	2,675

Profit for the year	919,608	499,495	239,107

Attributable to:
Equity holders of the Company	534,749	510,803	140,340
Minority interest	379,859	(11,308)	98,767

	919,608	499,495	239,107

          Revenues and Gains

          Revenues from shopping and entertainment centers increased to NIS 2,918 million ($758.6 million) in 2007 compared to NIS 397.2 million in 2006. This revenue is compound from:

          (i) Revenues from the sale of trading property in the amount of NIS 2,820 million ($733.2 million) in 2007 as compared to NIS 286.6 million in 2006. This increase is attributable to the sale of four shopping and entertainment centers in 2007 (Arena Plaza in Hungary, and Rybnik Plaza, Sosnowiec Plaza and Lublin Plaza in Poland) -as compared to the sale of one shopping and entertainment center in 2006 (Novo Plaza in the Czech Republic).

          (ii) Revenues from the operations of shopping and entertainment centers amounted to NIS 97.8 million ($25.4 million) in 2007 compared to NIS 110.6 million in 2006. This decrease is mainly attributable to the sale of the Arena Herzliya shopping and entertainment center in Israel in July 2007, and the sale of the Duna Plaza Offices at the end of June 2007 offset in part by an increase in attractions operations within the shopping and entertainment centers, and two weeks of operation of the Arena Plaza, Hungary shopping and entertainment center prior to its sale in mid-December, 2007.

          Revenues from hotels’ operations and management increased to NIS 395.2 million ($102.8 million) as compared to NIS 351.6 million in 2006. This increase is attributable to a consistent increase in revenues and high occupancy of all our hotels in 2007 in the United Kingdom, Belgium, the Netherlands and Romania.

          Gain from the sale of real estate assets and investments, net amounted to NIS 62.6 million ($16.3 million) in 2007, resulting from the sale of the Ballet Institute Building and the Duna Plaza Offices, both in Budapest, Hungary as compared to NIS 81.7 in 2006 attributable mainly to price adjustments related to sale of shopping and entertainment centers to the Klepierre Group under the July 2005 transactions, and to the sale of the Sandton Hotel in Johannesburg, South Africa.

          Revenues from the sale of medical systems decreased to NIS 49.6 million ($12.9 million) compared to NIS 85.8 million reported last year. This decrease is attributable to the decrease in the sales of the “ExAblate 2000” Systems from 19 systems during 2006 to 12 during 2007.

          Gain from decrease in shareholding of subsidiaries was NIS 5.3 million ($1.3 million) as compared to NIS 667.0 million in 2006. The gain in 2007 is attributable to a gain consequent upon a decrease in the Company’s shareholding in InSightec as a result of the issuance of Preferred A Shares by InSightec in November 2007. The gain in 2006 is attributable to a gain resulting from a decrease in shareholding of the Company in PC following the Initial Public Offering of PC’s ordinary shares on the Official List of the London Stock Exchange in late October 2006.

          Revenues from sale of fashion retail is attributed to the operations of Elbit Trade & Retail Ltd. (previously “Mango”) which increased to NIS 68.1 million ($17.7 million) compared to NIS 58 million in 2006. This increase is attributed mainly to the opening of seven new stores by Elbit Trade & Retail Ltd. during 2007 from 11 stores on December 31, 2006 to 18 stores on December 31, 2007.

          Profits before Income Taxes

          Our profits before income taxes were NIS 925.6 million ($240.6 million) in 2007 compared to NIS 462 million in 2006 representing an increase of 100.3% from the 2006 results. Set forth is an analysis of our profits before income taxes:

          Revenues from shopping and entertainment centers less cost of shopping and entertainment centers in 2007 were NIS 1,203.4 million ($312.8 million) compared to NIS 1.4 million in 2006. This increase is attributable to an increase in revenues from sale of trading property less direct cost of trading property sold in 2007 which amounted to NIS 1,327.8 million ($345.2 million) compared to NIS 32.7 million in 2006. The gains generated by the Company in 2007 are attributable to: (i) the sale of Arena Plaza in Hungary amounted to NIS 1,145.3 million; (ii) the sale of three shopping and entertainment centers in Poland during 2007 amounted to NIS 172.8 million ($44.9 million); and purchase price adjustments in respect of the Novo Plaza shopping and entertainment center which was sold to Klepierre in 2006 in the amount of NIS 9.6 million ($2.5 million).

          The gain in 2006 is attributable to the sale of one shopping and entertainment center to Kleipierre (Novo Plaza in Czech Republic) within the framework of Stage B transaction; offset in part by an increase of other operating expenses in 2007 to NIS 146.1 million ($38 million) compared to NIS 61.7 million in 2006. This increase is mainly attributable to:

          (i) An increase in advertising expenses which are attributable to the operations and sale of shopping and entertainment center to NIS 23.8 million ($6.2 million) compared to NIS 12 million in 2006. The increase of NIS 11.7 million ($3.0 million) is attributable to advertising and marketing expenses related to the opening of four shopping and entertainment centers prior to the sale as mentioned above offset by decrease in sales and marketing expenses related to the operations of Arena Herzliya shopping and entertainment center in Israel, which was sold in July 2007; and

           (ii) Increase in other operating expenses mainly attributable to: (i) increase of NIS 37.7 million ($9.8 million) in share-based payment expenses in respect of PC’s options plan adopted at the end of October 2006 and accordingly share based payment expenses in 2006 were recorded for two month in 2006 as compared to full year in 2007; (ii) increase in professional services in the amount of NIS 14.1 million ($3.6 million) required for PC operating as a public company since the end of 2006; (iii) an increase in corporate headcount and additional management positions required as result of PC becoming a public company; and (iv) an increase in employees and management bonuses.

          Revenues from hotel operations and management less costs and expenses from hotel operations and management increased to NIS 65.2 million ($16.9 million) compared to NIS 43 million in 2006. This increase is attributable mainly to constant increase in revenues as mentioned in the above paragraph with no corresponding increase in the hotels’ variable costs and with no change in the hotels’ fixed costs (i.e., rent, insurance, property taxes and depreciation).

          Loss from sale of medical systems was NIS 20.3 million ($5.27 million) in 2007 compared to gain of NIS 14.1 million in 2006. This decrease is mainly attributable to a decrease in sales of “ExAblate 2000” systems in 2007 and represents sales of 12 systems as compared to 19 systems in 2006 with no significant decrease in InSightec’s direct costs relating to the sale of the systems, general and administrative expenses and sale and marketing expenses.

          Loss from sale of fashion retail increased to NIS 12.2 million ($3.2 million) in 2007 compared to NIS 9.8 million in 2006. The operations of Elbit Trade were mainly characterized in initiation and opening of new stores which caused a significant increase in Elbit Trade’s operating expenses. In addition, Elbit Trade expanded its marketing efforts during 2007 in order to support the opening of the new stores.

          Research and development expenses decreased to NIS 69.5 million ($18.1 million) compared to NIS 73.5 million in 2006. The decrease is mainly attributed to the devaluation of the NIS (the Company’s reporting currency) against the US Dollar (InSightec’s functional currency).

          General and administrative expenses increased to NIS 117.0 million ($30.4 million) compared to NIS 67 million in 2006. This increase is attributable to increase in share-based payments expenses and bonuses in respect of directors and employees which amounted to NIS 70 million ($18.2 million) in 2007 as compared to NIS 26.1 million in 2006. The increase in bonus payments to directors and to the Company’s Executive Chairman of the Board is mainly attributable to (i) increase in the Company’s profit (as the term defined in the bonus arrangement of the Company’s directors and the Company’s Executive Chairman) in 2007 as compared to the Company’s Profit in 2006 according to which the bonuses to the directors and the Executive Chairman are calculated; and (ii) the bonus payment in the amount of NIS 14.6 million ($3.8 million) to the Company’s Executive Chairman of the Board in respect of the Profit generated by the Company in 2006 approved by our shareholders in November 2007 and accordingly was recorded in general and administrative expenses of 2007. Share based payment expenses in 2007 amounted to NIS 18.7 million ($4.86 million) as compared to NIS 16.6 million in 2006.

          Financial costs incurred in 2007 from bank loans and notes increased to NIS 336.8 million ($87.6 million) from NIS 185.8 million in 2006. Out of which we have capitalized to real estate under construction an amount of NIS 140.8 million ($48.3 million) and NIS 41.8 million in 2007 and 2006 respectively. Accordingly, the net financial expenses which were charged to our statement of income amounted to NIS 232 million ($60.3 million) in 2007 and NIS 144.2 in 2006. Such net financial expenses are attributable to the following:

(i)

Interest expenses attributable to loans and notes raised by us increased to NIS 112.8 million ($29.3 million) in 2007 compared to NIS 54.5 million in 2006. Such increase is attributable to: (i) additional issuance of three new series of notes (Series D, E and F) in April through September 2007 in addition to the existing three series of notes (Series A,B and C) (ii) An increase of 2.79% in 2007 in the Israeli Consumer Price Index (“CPI”) to which our debentures are linked compared to no significant CPI effect in 2006 results.

(ii)

Our hotels segment recorded interest expenses of NIS 99.0 million ($25.8 million) in 2007 compared to NIS 84.0 million in 2006 which is mainly attributable to increase in the scope of loans in connection with our hotel segment.

(iii)

Our shopping and entertainment centers segment recorded interest expenses of NIS 19.7 million ($5.1 million) in 2007, compared to NIS 27.8 million in 2006, a decrease of NIS 8.1 million mainly due to repayment of loan related to Arena Herzliya, Israel shopping and entertainment center which was sold in the end of June 2007 offset by an increase in interest expenses related to PC’s Series A Notes issued in July 2007.

          Financial income in 2007, increased to NIS 91.1 million ($23.7 million) from NIS 25.6 million in 2006, which was attributable to the following:

(i)

We incurred interest income from bank deposits and gains from marketable securities of NIS 119.7 million ($31.1 million) in 2007 as compared to NIS 53.3 million in 2006, an increase of NIS 66.4 million. Such increase is attributable mainly to an increase in the Group cash balances as result of the Initial Public Offering of PC’s shares in October 2006, issuance of notes by the Company and PC during 2007 and proceeds received by PC and other companies in the Group as a result of disposal of real estates assets during 2007; offset in part by a decrease in the interest rate received on our deposits in 2007 compared to 2006.

(ii)

In 2007, we had an exchange rate differences loss of NIS 28.5 million ($7.4 million) as compared to NIS 32.2 million in 2006. The exchange rate differences losses in 2007 and 2006 are attributable mainly to decrease in our cash and deposits linked to the US dollar as a result of a revaluation of the NIS against the US Dollar.

          Other expenses, net, in 2007 totaled NIS 38.2 million ($9.9 million) compared to NIS 77.0 million in 2006. Our other expenses in 2007 include mainly the following:

(i)

Impairment loss in the amount of NIS 30.2 million ($7.85 million) which resulted from: (1) an amount of NIS 14.1 million in respect of the Aquatopia (an attraction within the Park Plaza Astrid Antwerp Hotel in Antwerp, Belgium) due to a significant decrease in the number of visitors in the Aquatopia as compared to the Company’s forecasts and (2) an amount of NIS 13.4 in respect of Arena Herzliya, Israel shopping and entertainment center sold in July 2007;

(ii)	Capital loss in the amount of NIS 6.3 million ($1.6 million) from the sale of Arena Herzliya, Israel shopping and entertainment center;

(iii)	Initiation expenses related to our activity in India in the amount of NIS 7.6 million; offset by collection of bad debt in the amount of NIS 10.6 million.

          As a result of the foregoing factors, profit before income tax totaled NIS 925.6 million ($240.7 million) in 2007 compared to NIS 462 million in 2006.

          Income taxes in 2007 totaled to NIS 16.2 million ($4.2 million) compared to tax benefits of NIS 1.8 million in 2006.

          The above resulted in profit from continuing operations totaling NIS 909.3 million ($236.4 million) in 2007, compared to NIS 463.8 million in 2006.

          Profit from discontinued operation, net, totaled NIS 10.3 million ($2.7 million) in 2007, compared to NIS 35.7 million in 2006. Our discontinued operation is attributable mainly to the medical imaging area and the sub-assemblies and component segment which were sold in previous years. This profit resulted mainly from the collection of receivables previously written off, income from royalties on patents rights and to exchange rate differences results attributable to monetary assets and liabilities pertaining to discontinued operations.

          The above resulted in net profit of NIS 919.6 million ($239.1 million) in 2007, compared to NIS 499.4 million for in 2006. The net profit in 2007 includes NIS 539.7 million ($140.3 million) attributable to the equity holders of the Company and NIS 379.9 million ($98.8 million) attributable to minority interest. Net profit in 2006 amounted to NIS 499.5 million of which NIS 510.8 million is attributable to the equity holders of the Company and loss of NIS 11.3 million is attributable to minority interest.

B.	Liquidity and Capital Resources

General

          Our capital resources include the following: (a) public issuances of unsecured non-convertible notes by both we and PC and an issuance of preferred shares by InSightec; (b) lines of credit obtained from banks and financial institutions; (c) proceeds from sales of trading property and real estate assets; and (d) available cash and cash equivalents. Such resources are used for one or more of the following purposes:

(i)

equity investments in our shopping and entertainment centers, our hotels and other real estate project sourced by us in India constructed by our wholly owned and jointly controlled subsidiaries (special purpose entities that are formed for the construction of our real estate projects (“Projects Companies”)). We generally finance approximately 25%-30% of such projects through equity investments in the Project Companies, while the remaining 70%-75% is financed through a credit facility secured by a mortgage of the project constructed by the respective Project Company, registered in favor of the financial institution that provides such financing. The equity investments in the Project Companies are typically provided by us through shareholder loans that are subordinated to the credit facilities as therein provided; our current investments in acquisitions of real estate assets as well as other operations in India are financed by our equity means and debentures raised by the us on the TASE.

(ii)

additional investments in InSightec if necessary. InSightec’s capital resources are obtained primarily from additional investments in equity or in convertible notes by its shareholders and from its revenues from sales of medical systems. Such amounts are used for research and development activities aimed at obtaining FDA approvals for further treatments and other general corporate expenses such as cost of revenues, marketing and selling and general and administrative expenses;

(iii)	additional investment in our associates (mainly venture capital investments); and

(iv)	additional investments in order to expand Mango’s operations by opening new stores in Israel.

Investment Policy

          In accordance with an investment policy adopted by the Company’s Investment Committee, the Company may invest up to NIS 500 million ($130 million) through several Israeli investment houses. The portfolio investment will be divided as follow: up to 15% in shares and 85% in government bonds and corporate bonds with a rating of at least A on a local scale. The portfolio may not include investment in derivative instruments and trust funds.

          The Group’s investments in marketable securities are classified as trading securities and therefore are exposed to market-price fluctuations which will be recorded as gains or losses in the statements of income. Capital markets are subject to fluctuations in respect of events over which the Group has no control. Such changes may have an impact on the value of these investments upon realization.

Liquidity

          The sectors in which we compete are capital intensive. We require substantial up-front expenditures for land acquisition, development and construction costs, certain investments in research and development as well as for the ongoing maintenance of our hotels. Accordingly, we require substantial amounts of cash and financing for our operations. We cannot be certain that such external financing will be available on favorable terms or on a timely basis or at all. During 2007 and 2008, the world markets are undergone a financial crisis commonly known as the sub-prime mortgage crisis, which resulted in lower liquidity in the capital markets. Lower liquidity may result in difficulties in raising additional debt or in raising such debt in less favorable interests. In addition, construction loan agreements generally permit the draw down of the loan funds against the achievement of pre-determined construction and space leasing milestones. If we fail to achieve these milestones, the availability of the loan funds may be delayed, thereby causing a further delay in the construction schedule. If we are not successful in obtaining financing to fund our planned projects and other expenditures, our ability to undertake additional development projects may be limited and our future profits and results of operations could be materially adversely affected. Our inability to obtain financing may affect our ability to construct or acquire additional centers and hotels, and we may experience delays in planned renovation or maintenance of our hotels that could have a material adverse effect on our results of operations.

          The followings items elaborate on the major transactions and events carried out by us in 2007 and onwards, which resulted in material changes in our liquidity:

          Sources of Cash from Major Transactions and Events - 2007 and 2008 to Date:

•

Between April and October 2007, we raised NIS 631.6 million ($164.2 million) aggregate principal amount of unsecured non-convertible Series D notes, from institutional investors in Israel and NIS 66.3 million ($17.2 million) and NIS 336.3 million ($87.4 million) aggregate principal amounts of unsecured non-convertible Series E and F notes, respectively, issued to the public in Israel. Series D, E and F were rated By Midroog at an A1 rating and by Maalot at an A+ rating, on a local scale. The debentures bear an annual interest rate of 5% - 6.3%, both principal and interest are linked to the increase in the CPI.

•	In May 2007, PC executed a transaction for the sale of the Duna Plaza offices (“DPO”) in Budapest, Hungary, to Klepierre for a cash consideration of €14.2 million (NIS 80.4 million; $20.9 million).

•

In May 2007, PC has formally completed the hand over of the Rybnik Plaza and the Sosnowiec Plaza shopping and entertainment centers to Klepierre in accordance with the terms of the Stage B agreement (For further elaboration of these transactions see “Item 10. Additional Information - Material Contracts - Shopping and Entertainment Centers” below). The net cash consideration paid to PC amounted to €48.2 million (NIS 272.8 million; $70.9 million). In addition, in July 2007, PC had sold its 50% stake in Lublin Plaza project to Klepierre in accordance with the terms of the Stage B agreement (see “Item 10.C. Material Contracts – Shopping and Entertainment Centers”), for net cash consideration of €27.3 million (NIS 154.5 million; $40.2 million).

•

In June 2007, Elscint consummated a sale of its 50% interest in a company (“Andrassy”) which owns the building known as the “Ballet Institute Building” located in Budapest, Hungary. The net cash consideration was €29.8 million (NIS 168.6 million; $43.8 million) of which Elscint’s share was €14.9 million (NIS 84.3 million; $21.9 million).

•

In July 2007, Elscint received net cash consideration of NIS 335.2 million ($87.2 million) for the sale of its entire interest in its wholly owned Israeli subsidiary, which owned and operated the Arena shopping and entertainment center (“Arena”), located at the Hertzliya Marina in Israel.

•

In July 2007, PC raised NIS 305 million ($79.3 million) of unsecured non-convertible Series A notes from investors in Israel. The notes are rated by Maalot at an A+/Positive rating and by Midroog at Aa3, on a local scale. The notes bear an annual interest rate of 4.5%, both principal and interest are linked to the increase in the Israeli CPI.

•

In November 2007, InSightec completed an internal round of financing of $30 million from its existing investors. The investment is in the form of Series A Preferred convertible shares, which are convertible to InSightec’s ordinary shares subject to the fulfillment of certain conditions stipulated in the agreement. We invested $19.8 million in the Series A Preferred convertible shares.

•

In December 2007 PC consummated a transaction of the Arena Plaza shopping and entertainment center in Budapest. In January 2008, PC received net cash of €254.8 million (NIS 1441.9 million; $374.9 million) for the sale of its entire interest (100%) in a company which holds the rights in and to the Arena Plaza shopping and entertainment center in Budapest (“Arena”) to a UK-based company, Active Asset Investment Management (“aAIM”).

•

In February 2008, PC raised NIS 713.5 million ($185.5 million) of unsecured non-convertible Series B notes in a public offering in Israel. The notes are rated by Midroog at Aa3, on a local scale. The debentures bear an annual interest rate of 5.4%, both principal and interest are linked to the increase in the CPI. During May, 2008, PC raised an additional NIS 84.42 million ($21.9 million) of the Series B notes from institutional investors in Israel.

Use of Cash for Major Transactions and Events from 2007 to Date:

•	In April 2007, we distributed to our shareholders dividend of NIS 160.4 million ($41.7 million).

•

In May 2008, PC distributed to its shareholders a dividend of €57 million (NIS 322.6 million; $83.8 million) out of which approximately €38.7 (NIS 219 million; $56.9 million) was distributed to us and €18.2 (NIS 103.6 million; $26.9 million) was distributed to PC’s minority shareholders.

•	In June 2008, we distributed to our shareholders a dividend of NIS 168.0 million ($43.7 million).

          The following table sets forth the components of our cash flows statements for the periods indicated:

	Year ended December 31,

	2007	2007	2006

	Convenience Translation $	NIS Thousands	NIS Thousands

Net cash used in operating activities	(221,910)	(853,463)	(321,761)
Net cash used in investing activities	(139,085)	(534,923)	(1,086,464)
Net cash provided by financing activities	181,888	699,542	878,978
Decrease in cash and cash equivalents	(179,107)	(688,844)	(1,643,711)

          Cash flow used for operating activities

          Net cash used in operating activities in 2007 was NIS 853.5 million ($221.9 million), as compared to NIS 321.8 million in 2006.

          Our cash flow from operating activities is affected by the Group’s policy in respect of PC’s shopping and entertainment centers which are classified as trading property since, as described below, it is PC’s management goal to sell these shopping and entertainment centers following their development. Accordingly, our cash flow from operating activities includes all the costs of acquisition and construction of a trading property and also the proceeds from sale of trading properties once they have been disposed of. Therefore, in periods in which our investments in construction and/or acquisition of trading properties are higher than the proceeds from the sale of same we will have a negative cash flow from operating activities.

          Our cash flow from operating activities in 2007 was influenced by the following factors:

(i)

Cash flow from operating activities in 2007 included negative cash flow resulted from the cost of purchase of trading properties net of trading properties disposed of in the amount of NIS 693.1 million ($180.1 million) and payments on the account of purchase of trading properties of NIS 233.3 million in 2007. Most of the acquisitions and investments in trading properties in 2007 were in Romania (the Casa Radio and Iasi projects), Serbia (Belgrade project), Czech Republic (completion of the Pilzen Plaza construction), Hungary (completion of the Arena Plaza construction) and India (Trivandrum project). During 2007 we have consummated several transaction for the sale of trading properties which generated to us revenues of NIS 2,820 million ($733 million), however a significant part of the proceeds from such sales were collected by us following the balance sheet date (mainly the proceeds from the sale of the Arena Plaza shopping and entertainment center to aAIM which was collected in January 2008). Accordingly, our cash flow from operating activities includes a significant increase in trade accounts receivable to NIS 1,442 million ($375 million) in 2007 which caused negative cash flow from operations in 2007 and will positively contribute to cash flow from operations in 2008 when the proceeds were actually collected.

(ii)	Operating activities in 2007 also included cash operating expenses including research and development expenses, sales and marketing and general and administrative expenses.

          Cash flow from investing activities:

          Cash flow used in investing activities amounted to NIS 534.9 million ($139.0 million) in 2007 as compared to NIS 1,086.5 million in 2006.

          Our cash flow from investing activities in 2007 was influenced by the following factors:

(i)	Investment in initially consolidated company in the amount of NIS 135.1 million ($35.1 million) in 2007 attributable to our investments in the Chennai Project in India.

(ii)

Purchase of property plant and equipment, investment property and other assets in the amount of NIS 339 million ($88.1 million) mainly attributable to the renovation of the Radisson SAS Bucharest Hotel in Romania and the acquisition of the Cochin project in India.

(iii)	Payment on account of land in the amount of NIS 203.0 million ($52.5 million) related to an advance payment on account of the acquisition of land in the Bangalore project in India

(iv)	Purchase of deposits and marketable securities in the amount of NIS 422.8 million ($109.9 million) executed by us in 2007.

(v)

Proceeds from realization of investments in subsidiaries of NIS 483.7 million ($125.8 million) in 2007 attributable mainly from the sale of the “Ballet Institute Building” located in Budapest, Hungary and the sale of the Arena Herzliya shopping and entertainment center located in Israel.

          Cash flow from financing activities

          Cash flow from financing activities decreased to NIS 699.5 million ($181.9 million) in 2007 from NIS 879 million in 2006.

          Our cash flow from financing activities in 2007 was influenced by the following factors:

(i)

Proceeds from borrowings net of repayment of loans were NIS 1432.7 ($372.5 million) which are mainly attributable to the funds raised by the Company and PC from unsecured non-convertible notes issued during 2007.

(ii)	a dividend payment in 2007 of NIS 160.4 million ($41.7 million).

(iii)	Repayment of short-term credit in the amount of NIS 323.7 million ($84.2 million) mainly related to repayment of short-term credit as a result of disposal of PC’s project companies during 2007.)

Major balance sheet changes

          The following table discloses the balance sheet balances in NIS million and major balance sheet items as a percentage of total assets as of December 31, 2007 and December 31, 2006:

	2007		2006

	NIS million	%	NIS million	%

Current assets	5,864	69%	3,672	58.4%
Current liabilities	935.3	11%	1,101.7	17.5%
Non-current assets	2583.1	30.5%	2,613.6	41.5%
Non-current liabilities	4,283.3	50.7%	2,889.7	45.9%
Shareholders’ equity:
Attributable to equity holders of the Company	2,035.4	24%	1,644.7	26.1%
Minority interest	1,193.6	14.1%	649.5	10.3%

          The increase in current assets of NIS 2,192 million ($569.9 million) was mainly as a result of: (i) an increase in the Group’s liquid resources as a result of funds raised from issuance of notes by us and PC as well as from proceeds received from realization of trading property and investment property during 2007; (ii) an increase in trade receivables which is attributable to proceeds due from aAIM in respect of the sale of Arena Plaza in Budapest, Hungary; and (iii) an increase in the scope of the Group’s trading property (which in accordance with the Company’s policy is presented as part of the Company’s current assets) mainly as a result of acquisitions of plots designated for trading properties and construction of trading properties in 2007.

           The increase in non-current liabilities of NIS 1,393.6 million ($362.4 million), was mainly as a result of issuance of new series of notes by us and PC during 2007.

          Concentration of Credit Risk

          The Company holds cash and cash equivalents, short-term investments and other financial instruments in various banks and financial institutions. These banks and financial institutions are located in different geographical regions, and it is the Group’s policy to disperse its investments among different banks and financial institutions.

          Due to the nature of their activity, the Group companies, which operates hotels, the image guided ultrasound and the fashion retail businesses, are not materially exposed to credit risks stemming from dependence on a given customer. The Group companies examine on an ongoing basis the credit amounts extended to their customers and, accordingly, record a provision for doubtful debts based on such factors they consider having an effect on specific customers. Trade accounts receivable as of December 31, 2007 and December 31, 2006 included balances due from buyers of trading properties in the amount of NIS 1,476 million ($383.3 million) and NIS 23.8 million, respectively. The vast majority of these amounts is secured by non refundable bank guarantees provided to the Group by the debtor and, therefore, the Group is not exposed to a significant risk from such trade receivables.

Derivative Instruments

          For information on financial instruments used, profile of debt, currencies and interest rate structure, see “Item 11 Quantitative and Qualitative Disclosure about Market Risks” below.

Other Loans

          A.          We have entered into or assumed liability for various financing agreements, either directly or indirectly through our subsidiaries, to provide capital for the purchase, construction, and renovation and operation of shopping and entertainment centers and hotels as well as for various investments in our other operations. In our opinion our working capital is sufficient for our current requirements; however, our subsidiaries will continue to borrow funds from time to time to finance their various projects. Set forth below is certain material information with respect to loans extended to us, our subsidiaries and our jointly controlled companies as of December 31, 2007 The loans granted to our jointly controlled companies are presented in the table at their (100%) value:

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2007	Interest	Payment Terms

EI	Series A Notes issued to the public	NIS 567.6 million	NIS 584.5 million ($151.9 million)	6% per annum, linked to the Israeli CPI.	10 semi annual installments commencing 2009 through 2014
Interest payable by semi annual installments commencing 2006 through 2014

Principal Security and Covenants	Unsecured

Other Information	The notes are not registered under the Securities Act.
Events of default include, among others, the cross default with other series of notes and delisting from both the TASE and Nasdaq Global Select Market.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2007	Interest	Payment Terms

EI	Series B Notes issued to the public	$14.8 million	NIS 56.6 million ($14.8 million)	Libor + 2.65%	10 semi annual installments commencing 2009 through 2014
Interest payable by semi annual installments commencing 2006 through 2014

Principal Security and Covenants	Unsecured

Other Information	The notes are not registered under the Securities Act.
Events of default include, among others, the cross default with other series of notes and delisting from both the TASE and Nasdaq Global Select Market.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2007	Interest	Payment Terms

EI	Series C Notes issued to the public	NIS 458.6 million	NIS 463.2million ($120.5 million)	5.3% per annum, linked to the Israeli CPI.	10 annual installments commencing 2009 through 2018
Interest payable by semi annual installments commencing 2007 through 2014
Principal Security and Covenants	Unsecured

Other Information	The notes are not registered under the Securities Act.
Events of default include, among others, the cross default with other series of notes and delisting from both the TASE and Nasdaq Global Select Market.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2007	Interest	Payment Terms

EI	Series D Notes issued to the public	620 million	NIS 640.0 million ($166.4 million)	5% per annum, linked to the Israeli CPI.	8 annual installments commencing 2013 through 2020
Interest payable by semi annual installments commencing 2007 through 2020
Principal Security and Covenants	Unsecured

Other Information	The notes are not registered under the Securities Act.
Events of default include, among others, the cross default with other series of notes and delisting from both the TASE and Nasdaq Global Select Market.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2007	Interest	Payment Terms

EI	Series E Notes issued to the public	NIS 66.3 million	NIS 66.3 million ($17.2 million)	6.3% per annum, linked to the Israeli CPI.	10 annual installments commencing 2012 through 2021
Interest payable by semi annual installments commencing 2007 through 2021

Principal Security and Covenants	Unsecured

Other Information	The notes are not registered under the Securities Act.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2007	Interest	Payment Terms

EI	Series F Notes issued to the public	NIS 336.2 million	NIS 336.2 million ($87.4 million)	5.7% per annum, linked to the Israeli CPI.	6 annual installments commencing 2010 through 2015
Interest payable by semi annual installments commencing 2008 through 2015

Principal Security and Covenants	Unsecured

Other Information	The notes are not registered under the Securities Act.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2006	Interest	Payment Terms

EI	Bank Leumi Le-Israel B.M.	$19.1 million	$13 million	Libor + 1.75%	Short-term revolving credit facility

Principal Security and Covenants

Other Information	Negative pledge provided by the company in respect of the its majority shares in Elscint

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2007	Interest	Payment Terms

EI /EUBV	Bank Hapoalim B.M.	$57.5 million $25 million	$20 million €33 million ($48.6)	Libor + 1.75%	Loan for 10 years to be repaid by 2013. Repayment is affected by semi-annual installments of principal and interest

Principal Security and Covenants

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

Other Information

The bank furnished the Company with a waiver letter, as at December 31, 2007, in which the bank notified the Company that the Company is not obliged to comply with the aforementioned financial covenants, save for the Adjusted Shareholder’s Equity over Adjusted Balance Sheet Value. In accordance with the waiver letter the bank will not demand payment of principals amount under the loan agreement until January 1, 2009.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2006	Interest	Payment Terms

Praha Plaza s.r.o	Erste Bank AG	€7.5 million	€5.9 million ($8.7 million)	Euribor + 1.75%	Quarterly payments of €117,200, beginning on December 31st, 2004. The remaining amount will be paid in one installment on December 31st, 2016. Quarterly payment of interest until 2016.

Principal Security and Covenants

First ranking pre-emption right regarding the property.
Pledge on shares of Borrower, on accounts, on receivables from the lease agreements. Assignment of insurance.
Maintenance of Debt Service Cover Ratio of 1.15 or higher.

Other Information

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2007	Interest	Payment Terms

PC	Series A Notes issued to the public	NIS305.14 million	NIS 312.8 million ($81.3 million)	4.5% per annum, linked to the Israeli CPI.	8 equal annual installments commencing December 31, 2010 through December 31, 2017. Interest payable by semi annual installments commencing 31 December, 2007 through 31 December, 2017.

Principal Security and Covenants	Unsecured

Other Information

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2007	Interest	Payment Terms

Elscint Ltd.	Bank Hapoalim B.M.	A: €20 million B: €9.6 million + £16.7 million C: €2.4 million D: €1.4 million (stand-by letter of credit) + NIS 10.2 million	B: €9.6 million ($14.1 million)	Libor + 1.75%

B: 50% to be paid on December 31, 2010 and 50% on December 31, 2015. The agreement also provides accelerated prepayment of the loan in the event that the subsidiaries financed by such loan were disposed of, merged, executed a refinancing agreement or an IPO and the like.

Principal Security and Covenants

Principal Security:
First and second ranking pledges over certain shares of some of Elscint’s subsidiaries, within its hotel operations and Mango.
The ratio of Shareholder’s Equity to Balance Sheet Value is greater than 1:4.

Other Information	The bank furnished Elscint with a waiver letter, as at December 31, 2007, pursuant to which the bank will not demand payment of principal’s amount under the loan agreement up to January 1, 2009.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2007	Interest	Payment Terms

BEA Hotels Eastern Europe B.V.(“BHEE”)	Bank Leumi Le Israel Ltd.	A: $13 million B: $13 million	A: $11 million	A: Libor + 1.75%	Short-term revolving credit facility; Interest paid every three months;

Principal Security and Covenants

Pledge on Domino and Bucharesti Turism SA shares.
Lien on BEA Hotel Eastern Europe shares and a floating lien on its assets.
Pledge on Domino’s present and future movable assets.
Unlimited guarantee by Elscint.

Other Information

Elscint provided a guarantee, unlimited in amount, to secure BHEE’s undertakings to the bank. The bank restricted its right to realize this guarantee, by linking it to the realization terms of the Bucharesti shares (except for certain instances as stipulated in the agreement).

Borrower	Lender	Original Amount (*)	Amount Outstanding on Dec. 31, 2007 (*)	Interest	Payment Terms

Riverbank Hotel Holding BV; Victoria Hotel holding BV; Grandis Hotel Holding BV;	Goldman Sachs International	₤195 million	₤192.9 million ($385.2 million)	Libor + 3%. The interest was fixed under a swap transaction at a rate of 7.72% per annum

0.375% of the principal is payable in quarterly installments commencing one year as of the draw-down for a period of 5 years and the remaining principal is due after five years. The borrowers have an option to extend the term by two years, subject to certain terms.

Principal Security and Covenants

First ranking mortgage over the properties; -First ranking pledges over the entire share capital of the borrowers;
First ranking pledges over any companies owned by the borrowers;
An assignment of rent, insurance proceeds and the hedging agreements, as well as a fixed charge over specified bank accounts.
Undertaking to maintain net operating income to debt service over 1.05.
Prohibition of dividend distribution.

Other Information

The loan was made available to re-finance certain indebtedness of the borrowers in relation to Park Plaza Victoria London Hotel, Park Plaza Riverbank Hotel and the Park Plaza Sherlock Holmes London which included shareholder loans.
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
(*) EI’s respective share in the such amount is 50%

Borrower	Lender	Original Amount (**)	Amount Outstanding on Dec. 31, 2007 (**)	Interest	Payment Terms

Victoria Hotel C.V., Utrecht Victoria Hotel B.V. Mandarin Hotel BV(*)	Merrill Lynch International	Victoria: €57.8 million Utrecht: €14 million (*)	Victoria: €56 million ($82.4 million) Utrecht: €6 million ($8.8 million)	The interest on the loan is hedged by a swap transaction, accordingly the fixed interest rate is 5.11% per annum

Quarterly principal repayment of €112,000 ending on March 30, 2007;
€337,000 to be paid at the end of each quarter commencing June 30, 2007 and ending on June 30, 2009;
€67,664,000 to be paid at the end of the term (September 30, 2009);
Interest is payable on a quarterly basis.

Principal Security and Covenants

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

Other Information

(*) Mandarin Hotel is wholly owned by Park Plaza. Total amount of the loan granted to all three parties was €80 million. The parties have executed an internal reimbursement agreement for liabilities born by the joint hotels in respect of that part of the loans attributed to Mandarin, and vice versa;
(**) EI’s respective share in the such amounts is 50%

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2006	Interest	Payment Terms

Victoria Monument BV	Bank Hapoalim B.M.	€14 million	€14 million ($20.6 million)	Euribor + 1.5%	December 2008 principal and accrued interest

Principal Security and Covenants

Fixed charge over account; Charge over the property; Charge over Purchase Agreement of the property; Charge over the shares held in the borrower; owners guarantee provided by EI (in respect of its share in the property)
Each of the guarantors must beneficially own 50% of the share capital of the borrower.
Prohibition on the distribution of dividends by the borrowers, in cash or in kind or making any other distribution without lender’s prior consent.

Other Information

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2006	Interest	Payment Terms

Bucharesti Hotel Turism SA	Pireous Bank	€46 million	€46 million ($67.7 million)	Euribor + 1.75% for the construction period and nine month thereafter. Euribor 1.6% to the entire remaining period

The loan will be repaid in 30 quarterly installments of € 1.3 million each and the last installment of € 6.9 million. First repayment will be paid on 31 December 2008. Interest is payable on a quarterly basis.

Principal Security and Covenants

First rank mortgage on the Radisson SAS Bucharest Hotel and the Apartments Hotel land and buildings; Future and existing cash flow through the bank accounts opened at Piraeus Bank, pledge of receivables arising from lease agreements and insurance policies concluded by the borrower; Assignment of any and all amounts which will become payable from time to time by SAS HOTELS A/S under the management agreement; Cash deposit of € 4 million was deposited as at March 31, 2008.

Other Information	A guarantee from Elscint Ltd. in maximum value of the total commitments plus any interest accruing and any other present and/or future debts relating the credit agreement

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2006	Interest	Payment Terms

Astrid Plaza Hotel NV	Bank Hapoalim	€_24.4 million	€23.8 million ($35 million)	Euribor + 1.75%

Semi annual principal repayment of €625,000 to be paid at the end of each 6 months commencing December 31, 2007 and ending on December 31, 2016;
€12,500,000 to be paid at the end of the term (December 31, 2016);
Interest is payable on a semi annual basis.

Principal Security and Covenants

First ranking share pledge on Astrid Plaza shares; First ranking mortgage over Astrid Plaza’s real estate for a principal amount of €6.25 million; A mortgage mandate over Astrid Plaza’s real estate amount of €18.7 million;
First ranking pledge on a reserve fund of €1 million which is blocked on a deposit account;
Principal Financial Covenants: Until the actual Debt Service Cover Ratio (DSCR) for the preceding 12 month period ending on the previous 30 June or 31 December first equals or exceeds 1.2 for 2 consecutive times, the borrower shall maintain and preserve at all times a Reserve Fund in an amount not less €1 million. From the date of expiration of the DSCR examination period, Astrid Plaza shall procure that the actual debt service coverage ratio for the preceding 12 month period is not less than 1.2.
The Revenue per Total Available Rooms at the hotel shall not be less than €67 in 2008 and €70 as from 2009.

Other Information	EI and Elsicint jointly and severally guaranty Astrid Plaza undertaking under the loan agreement. The guaranty is unlimited in amount.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2007	Interest	Payment Terms

Elbit Trade and Retail Ltd.	Bank Hapoalim	NIS 11.8 million	NIS 5.4 million ($1.4 million)	Prime + 0.85%	Short-term credit facility

Principal Security and Covenants	Fixed mortgage on all Elbit Trade assets and a guaranty for the full amount from Elscint

Other Information	An additional Stand By Letter of Credit has been provided by the Bank to Mango in the amount of €3.1 million ($7.5 million) in order to secure payment to third party suppliers

The following is a short summary of material loans entered into by us after December 31, 2007:

Between February and May 2008, PC issued an aggregate principal amount of approximately NIS 798 million (approximately $207.5) unsecured non-convertible Series B Notes.

The Series B Notes are linked (principal and interest) to the increases in the Israeli Consumer Price Index. The principal amount of Series B Notes will be repayable in five equal annual installments on July 1 of each year between 2011 and 2015. Interest will be paid in semi-annual installments on July 1 and on December 31 of each year between 2008 and 2015. The first installment is due on July 1, 2008 and the last interest payment is due on July 1, 2015.

          For additional information on the issuances of Series B Notes, see “Item 4.A. History and Development of the Company – Highlights”“ above.

Financial Instruments

For information on financial instruments used, profile of debt, currencies and interest rate structure, see “Item 11. Quantitative and Qualitative Disclosure about Market Risks” below.

Material Commitments for Capital Expenditure

See “Item 5.F. Tabular Disclosure of Contractual Obligations” below.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

          The Israeli government encourages industrial companies by funding their research and development activities through grants by the Office of the Chief Scientist (the “OCS”).

          InSightec’s research and development efforts have been financed, in part, through OCS grants. InSightec has applied and received grants totaling $16.1 million from the OCS since its inception in 1999 and is required to repay such grants through payment of royalties to the OCS amounting to 3% of revenues, for the initial three years through the end of 2006 and 3.5% of revenues as and from 2007 until the entire amount is repaid.

          InSightec’s technology developed with OCS funding is subject to transfer restrictions, which may impair its ability to sell its technology assets or to outsource manufacturing. The restrictions continue to apply even after InSightec has paid the full amount of royalties’ payable for the grants. In addition, the restriction may impair InSightec’s ability to consummate a merger or similar transactions in which the surviving entity is not an Israeli company.

          In accordance with IFRSs such grants are recorded in the statements of income if there is reasonable assurance that the grants will not be repaid. Otherwise, the grants are recorded as a liability and are measured at fair value at each balance sheet date. Consequently, we did not offset any OCS grants against grants against the research and development expenses in the financial statement of 2006 and 2007.

          The total research and development expenses amounted to NIS 69.5 million (approximately $18.0 million) in 2007 and amounted to NIS 73.5 million in 2006.

          The total OCS grants received by InSightec during 2007 and 2006 were $1.5 million and $2.23 million, respectively. These grants were recorded at fair value as part of our liabilities in the consolidated financial statement.

     All research and development expenses are attributed to InSightec.

D.	TREND INFORMATION

          Shopping and Entertainment Centers Business

          Our shopping and entertainment business is affected by the trends in each of the geographic areas in which we operate.

          The Eastern European market has been operating in previous years, in a growing global economic uncertainty. The level of deficit reduction, particularly in government finance begins to reduce slightly faster than originally planned while economic growth is slower than targeted and inflation is higher. Overall development activity is declining and the level of shopping center floor space per head, is still below that of Western European markets.

          In Hungary, GDP growth slowed down even more than expected mainly due continued weakness of domestic demand and an upside pressure from rising food and energy prices. 2007 was an important year in terms of the retail market for Hungary. Several new developments were completed and plans announced to the public show that the market will be evolving towards new retail formats. By the end of 2007, the modern shopping center stock reached over 1.4 million m2 which means a 28% increase compared to 2006. The retail stock per 1,000 inhabitants was 142 m2 in Hungary, which is similar to the figure in the Czech Republic and Poland. Notwithstanding the volume of retail space, most is located in shopping center or hypermarket formats. Retail developers are focusing mainly on Budapest and its outskirts. The total modern retail supply in this area is approximately 800,000 m2. However, a new trend started in the countryside cities, where strip mall type projects are playing an important role and bringing famous brands to the medium-size cities in the country.

          Yield compression, which was significant in 2006, has slowed and was not as apparent in each submarket in 2007. Yields are stable in the office and the retail market segments with prime yields being estimated below 6%. While prime products will most likely remain less affected by global financial upheaval, the non-premium sector could experience an outward movement of yields in the near future.

          The Polish economy grew in 2007 and GDP is expected by Eurostat to grow even further in the coming years. Economic growth has been driven by rising employment, consumer spending and increased activity in the commercial, residential and infrastructure sectors. The focus In retail development activity has recently moved towards satisfying demand in major population centers outside of the capital and in smaller regional cities.

          With a population of approximately three quarter inhabitants, Riga is the capital city and the largest industrial, administrative, cultural and tourist centre of Latvia. However, the retail market sector has not reached a level of saturation; there is still scope for new space to enter the market to satisfy growing demand. The level of shopping centre GLA per head in 2007 is stretching to that of the Western European markets.

          Greece demonstrated a steady demand for large scale, affordable accommodations with parking and access to public transport, from both public and private sector. Office parks outside the traditional locations are expected to appear in the next few years. Institutional investors (local and overseas) as well as shipping interests were pursuing a limited supply of high quality product.

          With over 300,000 m2 of shopping centers in the pipeline that are due to be delivered by 2010, the Serbian market segment will experience the most extensive development in short to medium term. Although the modern shopping center supply was until now exclusively related to Belgrade, Novi Sad and Nis, both in Kragujevac and Krusevac the construction of two international shopping centers was announced. The rate that indicates the relation between gross leasable area (food and non-food) in shopping centers and number of inhabitants shows that only 42.5 m2of leasable area is currently available on 1,000 inhabitants in Belgrade, which is a considerably low rate in comparison with other European cities.

          The market share of major hypermarkets and retail chains in Serbia has been constantly growing during the past years. The Serbian retail market is largely dominated by domestically-owned enterprise chains (consisting of small to medium sized stores) and small private retail outlets. The face of Serbian retailing has slowly started to change with the emergence of new, large-store formats and improving investor confidence coming from international retail chains.

          The retail market in Romania has entered a booming period last year, being the most active segment on the real estate market. The shopping center market in Romania is at an early stage of development. Existing supply is fully occupied. With the new retailers entering to the market demand is expected to remain strong for the next 3-4 years. Currently most important cities in Romania have at least one launched shopping center project for the following 2-3 years and developer’s interest is high for this kind of property. The forecast shows that in Romania the supply of modern shopping center retail space by the end of 2008 could reach a level two times bigger than the present stock and by the end of 2009 three times bigger.

          With approximately 8 million inhabitants, Bulgaria offers a sizeable market for international retailers and sub-suppliers to the retail sector. Growing income and consumer demand have lead to the rapid development of malls, retail centers and out-of-town hypermarkets in Bulgaria since 2004. The entry into the European Union has been the point of departure for a very dynamic development, leaving windows of opportunities within retailing. The Bulgarian retail market remains attractive for foreign retail investors. There is still enough room for growth, even though the number of outlets has increased considerably. The next few years will see further expansion of foreign chains in Bulgaria, and their share in retail sales will grow.

          Hotel Business

          Our hotel business is affected by the trends in each of the geographic areas in which it operates.

          During 2007, strong economies across most regions, (particularly in China and India), where more people have more disposable income than ever before, are an important factor, among others, for 2007 exceeding the 900m world-tourist-arrivals milestone, overtaking tourism forecasts for the fourth successive year. However, due to oil prices increasing recently to peak levels, an opposite effect may be seen in the coming months.

          The flourishing of international tourism in recent years is attributed in most to a number of factors, including the economic growth; globalization process; airfares and accessibility to and from emerging markets; consumer independence shows a clear preference for making their own travel arrangements, mainly due to the increased use and availability of internet booking, the increasing number of online booking engines and the expansion of low-cost airlines; an increase in price transparency available on the internet, which combined with economic and social uncertainty, also means that booking lead times remain short while price sensitivity stays high; and the preference for more frequent and short stay trips has continued to be evident in travel patterns.

          Europe remains one of the most stable regions of the world, and while economists point to fiscal tightening and slower demand, confidence remains strong, and with continued expansion of the low-cost carriers, eager tourists find suitable solutions to explore the world.

          After celebrating victory in the race to host the 2012 Olympic Games, London was subjected to terrorist attacks on July 7, 2006. Following the terrorist bombing, the United Kingdom suffered a short-term drop in visitor numbers. However, the country bounced back, reinforcing the view that tourists are no longer deterred by terrorist attacks in the longer term. Recently, the strengthening of the UK pound against the US dollar has generally meant a decline in US visitors to the UK. However on the other hand, the strength of the Euro has brought in more continental neighbors, with London still being at the top market, with one of the highest occupancy rates in Europe.

          Some of the Central European countries joining the European Union are expected to have improved hotel operations and performance due to lower prices and cost of living and extra travel routes with cheaper flight prices. Romania, which has recently been recruited into the EU, welcomed an increase of visitors during 2007 especially from the business segment. Another positive factor affecting Romania’s growth in tourism was Sibiu’s status as European Cultural Capital, which serves so as to raise awareness of the country’s cultural attractions.

E.	OFF-BALANCE SHEET ARRANGEMENTS

          The following are our off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors:

•

PC has committed to repay 30% of outstanding loans in aggregate amount of €23.0 million (NIS 130.2 million; $33.8 million) provided by a financial institution to its associate company (30%) which holds the rights in and to the Dream Island if the associate fails to do so.

•

Final approval for completion of construction of the Arena shopping and entertainment center in Israel is contingent on the furnishing, to the local municipality, of a bank guarantee by us to secure payment of the land betterment tax, for an amount of approximately NIS 4.5 million ($1.2 million). Arbitration is currently being held as to such liability between Marina Herzliya Limited Partnership Ltd. (of the Control Centers Group) and the local municipality.

•

Within the framework of the franchise and support agreements executed by our subsidiary, Elbit Trade and Retail Ltd. with third parties, Elbit Trade has furnished the third parties with a letter of credit in the amount of €3.1 million ($4.5 million; NIS 17.5 million) in order to secure payments to the third parties under the agreements.

•

Within the framework of a lease agreement executed in July 2007 between us and the Israel Land Administration (“ILA”) for a long-term lease of land in Tiberius, Israel, we have provided the ILA with two bank guarantees in the aggregate amount of NIS 10.0 million ($2.6 million) in order to secure our undertakings included in the lease agreement. As a security for the guarantees, we pledged deposits in the same amount.

•

In the framework of the transactions for the sale of our real estate assets, we have undertaken to indemnify the respective purchasers for any losses and costs incurred in connection with the sale transactions. The indemnifications usually include: (i) Indemnifications in respect of integrity of title on the assets and/or the shares sold (i.e.: that the assets and/or the shares are wholly owned and are clean from any encumbrances and/or mortgage and the like). Such indemnifications generally survive indefinitely and are capped at the purchase price in each respective transaction; and (ii) Indemnifications in respect other representation and warranties included in the sales agreements (such as: development of the project, responsibility to defects in the development project, tax matter and others). Such indemnifications are limited in time (generally 3 years from closing) and are generally capped at 25% to 50% of the purchase price.

•

A former subsidiary of PC incorporated in Prague, Czech Rep. (“Bestes”), which was sold in June 2006 (see note 8C(2)) is a party to an agreement with a third party (“Lessee”), for the lease of commercial areas in a center constructed on property owned thereby, for a period of 30 years, with an option to extend the lease period by additional 30 years, in consideration for €6.9 million (NIS 39.0 million), which as of the balance sheet date has been fully paid. According to the lease agreement, the Lessee has the right to terminate the lease subject to fulfillment of certain conditions as stipulated in the agreement. Within the framework of the agreement for the sale of Bestes to Klepierre in June 2006, it was agreed that PC will remain liable to Klepierre in case the Lessee terminates its contract. PC’s management is of the opinion that this commitment will not result in any material amount due to be paid by it.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

          Our contractual obligations mainly consist of long-term loans from banks and financial institutions and long-term operational leases as well as long-term non convertible and convertible notes. Our long-term bank loans and our convertible notes are generally linked to foreign currencies (mainly U.S dollar, GBP and the EURO) and our long-term non convertible notes are linked to the Israeli CPI. Below is a summary of our significant contractual obligations as of December 31, 2007 in NIS, based upon the representative exchange rate as of the balance sheet date of the NIS against the currency in which the obligation is originally denominated or based on the respective index of the Israeli CPI as of December 31, 2007. Actual payments of these amounts (as will be presented in the financial statements of the Company when executed) are significantly dependent upon such exchange rate or indexes prevailing as at the date of execution of such obligation, and therefore may significantly differ from the amounts presented herein below:

	Payments due by Period (NIS in million)

Contractual Obligations as of December 31, 2007	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years

Long-Term Debt (1)	5,641,930	378,281	1,372,854	1,601,586	2,289,209
Capital (Finance) Leases	–	–	–	–	–
Operating Leases (2)	844,585	27,001	57,476	51,049	709,059
Purchase Obligations and Commitments (3)	795,237	544,902	226,764	23,571	–
Other Long-term Liabilities Reflected on Balance Sheet	–	–	–	–	–
Total	7,281,752	950,184	1,657,094	1,676,206	2,998,268

          (1) Long term debt includes interest that we will pay from January 1, 2007 through the loan maturity dates. Part of our loans bear variable interest rates and the interest presented in this table is based on the Libor rates known as of December 31, 2007. Actual payments of such interest (as will be presented in the financial statements of the Company) are significantly dependent upon the Libor rate prevailing as of payment date of payment of such interest. For additional information in respect of the long term debt, see Note 17 to our consolidated financial statements included in Item 18 of this annual report and in Item 5.B “Liquidity and Capital Resource - Other Loans” above.

          (2) Our operating lease obligations are subject to periodic adjustment of the lease payments as stipulated in the agreements. In this table we included the lease obligation based on the most recent available information. For additional information in respect of our operating lease obligations see Note 13B to our consolidated financial statements included in Item 18 of this annual report.

          (3) Excludes royalty payments that InSightec may have to pay to the OCS. InSightec partially finances its research and development expenditures under programs sponsored by the OCS for the support of research and development activities conducted in Israel. In exchange for OCS participation in the programs, InSightec is obligated to pay 3.5% of total sales of products developed within the framework of these programs. At the time the OCS grants were received, successful development of the related projects was not assured. The obligation to pay these royalties is contingent on actual sales of the products.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

          The table below sets forth our current directors and senior officers, as of the date of this annual report:

NAME	AGE	POSITION

Mordechay Zisser (1) (3)	53	Executive Chairman of the Board of Directors and Director
Shimon Yitzhaki (1) (3)	53	President and Director
Abraham (Rami) Goren	48	Executive Vice Chairman of the Board of Directors and Director
Yehoshua (Shuki) Forer (2) (3)	64	Director
David Rubner (2)	68	Director
Yosef Apter (2)	53	External Director
Zvi Tropp (1) (2) (3)	68	External Director
Moshe Lion	47	Director
Shmuel Peretz	68	Director
Dudi Machluf (3)	36	Chief Financial Officer
Marc Lavine	55	General Counsel and Corporate Secretary

(1)	Member of the Donation Committee
(2)	Member of the Audit Committee
(3)	Member of the Investment Committee

          In 2008, Ms. Rachel Lavine, who served as our director through such date resigned from her position as a director of the Company.

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

          ABRAHAM (RAMI) GOREN. Mr. Goren has been a member of our Board of Directors since April 2006 and Vice Chairman of our Board of Directors since September 2006. Mr. Goren has also served as the Executive Chairman of the Board of Directors of Elscint Ltd. (our subsidiary company), from July 1999. Mr. Goren is engaged in the development of new investments and heads our high-tech investment division. Until 2004, Mr. Goren served as the Executive Chairman of the Board of Directors of Nessuah Zannex Ltd., a leading Israeli investment house. Formerly, Mr. Goren had been a partner in the law firm of Prof. Joseph Gross, Hodak, Greenberg & Co. (now known as Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.), a leading Israeli securities and corporate law firm. From September 1989 until August 1992, Mr. Goren was an associate in the law firm of Weil, Gotshal & Manges LLP in New York City. Mr. Goren also serves as a director of various private companies in Israel and abroad. Mr. Goren holds an LL.B. degree from Bar Ilan University and an LL.M. degree from New York University. Mr. Goren was admitted to the Israeli Bar in 1987 and to the New York State Bar in 1990.

          SHIMON YITZHAKI. Mr. Yitzhaki has served as President and a member of the Board of Directors since May 1999. Mr. Yitzhaki also served as our Chief Financial Officer between March 2005 and August 2006. Mr. Yitzhaki has also served as a member of the Board of Directors of various of our subsidiaries, including Elscint Ltd. since May 1999 and PC since October 2006. Since March 1998, Mr. Yitzhaki has served as the Vice President of Europe-Israel, and, since the mid-1980’s, as Vice President of Control Centers. Mr. Yitzhaki holds a Bachelor of Arts degree in accounting from Bar Ilan University and is a certified public accountant.

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

          YOSEF APTER. Mr. Apter was appointed as an external director in December 2002 for a period of three years. On December 2005 Mr. Apter was re-elected as an external director of the Company for a three-year term commencing on December 25, 2005.  Since June 2006 Mr. Apter has served as an external director at Adumim Food Additives Ltd. Since January 1994, Mr. Apter has served as a CEO of JCT (Jerusalem College of Technology ) until December 2004 and since June 2005 as a consultant at JDA (Jerusalem Development Authority). Since 2003 Mr. Apter has been a board member in SecureOL Ltd. Between 1980 and 2002, Mr. Apter served as a member of the executive boards of the Center for Investigation of Driving and Casualties, Shiloh Hesder Yeshiva, Nature Life, Zamir Systems Ltd., Binyamin Regional Council, Binyamin Development Company and Elad Non-Profit Organization. Mr. Apter also served as a director and vice chairman of Security Funds. Mr. Apter is a graduate of the Jerusalem College of Technology (B.Sc.) and holds an MBA from the Hebrew University in Jerusalem.

          ZVI TROPP. Mr. Tropp was appointed as an external director in September 2004 for a period of three years. On November 2007 Mr. Tropp was re-elected as an external director of the Company for a three-year term commencing on September 1, 2007. Mr. Tropp has been a senior consultant with Zenovar Consultant Ltd. since 2003. From 2000 until 2003, Mr. Tropp served as a chief finance officer of Enavis Networks, a member of the ECI group, a company engaged in the field of development of transport equipment for communications networks. Mr. Tropp served as a board member of various organizations, including Rafael (Armament Development Authority), Beit Shemesh Engines, Rada - Electronic Industries and as the chairman of the Investment Committee of Bank Leumi Le’israel Trust company Ltd. Since February 2006 Mr. Tropp served as the chairman of Rafael up to June 2007. Mr. Tropp holds a B.Sc. degree in Agriculture and an M.Sc. degree in Agricultural Economics and business administration from the Hebrew University in Jerusalem.

          MOSHE LION. Mr. Lion has served as a member of the Board of Directors since April 2006. Mr. Lion is a senior partner of Lion, Orlitzky and Co., an accounting firm in Israel. From April 2003 to April 2006 Mr. Lion was the Chairman of Israel Railways. From October 2000 to December 2005, Mr. Lion served as a director of Elscint. From December 1997 to July 1999, Mr. Lion was Director General of the Israeli Prime Minister’s Office and an economic advisor to the Israeli Prime Minister. From January 1997 to November 1997, he served as the Head of the Bureau of the Israeli Prime Minister’s Office and as an economic advisor to the Israeli Prime Minister. Mr. Lion served as a director of Massad Bank from January 2000 and up to November 2006 and as a director of Bank Tefachot from November 1999 upto May 2004. Mr. Lion serves as a director of the Israel Council for Higher Education and the Wingate Institute for Physical Education. Mr. Lion holds a Bachelor of Arts degree in accounting and economics and a Master’s Degree in Law (LL.M.) from Bar Ilan University.

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

          MARC LAVINE. Mr. Lavine was appointed as our General Counsel and Corporate Secretary in May 1999. Mr. Lavine also serves as General Counsel and Corporate Secretary for Elscint, PC up to May 2007 and Europe-Israel. From 1977 to 1997 Mr. Lavine was in private practice as an associate and as a partner in the law firm Miron, Bension & Priwes and from 1997 to 1998 a partner in the law firm Raved, Magriso, Benkel & Co. Mr. Lavine is a graduate of the University of Zimbabwe.

B.	COMPENSATION OF DIRECTORS AND OFFICERS

          The aggregate compensation paid to or accrued on behalf of all of our officers and directors (collectively “Officers”) for the year ended December 31, 2007, as a group, was approximately NIS 70.3 million (approximately $18.278 million).

          Such aggregate amount includes the following:

s	Salaries;

s	Accrued amount in respect of pensions and retirement benefits;

s	Directors’ compensation fees paid to all the directors of the Company;

s

Annual bonuses paid or due to be paid for the year 2007 to our directors and officers (including payment of a bonus to our Executive Chairman for the year 2006 and payment of a bonus to our Executive Vice Chairman for the years 2004 and 2005 in connection with his position as executive chairman of our subsidiary). For information regarding the payment of bonuses to our Executive Chairman, Executive Vice Chairman and President (including one former director), see “Item 7.B. - Related Party Transactions - Compensation to Directors and Officers”;

s

Payment to a management company in respect of the provision to the Company of Executive Chairman services as approved by our shareholders on May 31, 2006. For additional information, see “Item 7.B. Related Party Transactions - Compensation to Directors and Officers”;

s

Payment in accordance with an executive chairman service agreement between PC and our Executive Chairman of the Board of Directors who also serves as PC’s executive chairman of the Board of Directors as approved by our shareholders on November 1, 2007. For additional information, see “Item 7.B. Related Party Transactions - Compensation to Directors and Officers”;

s

Payment in accordance with two separate agreements entered into between our former director (which term has finalized on March 31, 2008), who served in various executive positions, regarding her resignation from employment with us and companies under our control, directly or indirectly, and each of us and Elscint Ltd as approved by our shareholders on November 1, 2007. For additional information, see “Item 7.B. Related Party Transactions - Compensation to Directors and Officers”;

s

Accrued amounts with regard to an agreement dated October 27, 2006 entered into between PC and our Executive Vice Chairman, under which he will be entitled to receive options to acquire 5% of the holding company through which PC will carry on its operations in India. For additional information, see “Item 7.B. Related Party Transactions - Compensation to Directors and Officers”;

s

Payment of dividend, in respect of shares granted to directors against a non-recourse loan, pursuant to our 2001 Employees, Directors and Officers Incentive Plan and Elscint’s 2001 Employees, Directors and Officers Incentive Plan, which is considered as salary compensation under IFRSs.

          In addition thereto, our officers participate in share or option allocations in pursuant to various plans adopted by us, PC and InSightec, see “Item 6.E. Share Ownership - 2006 Employees, Directors and Officers Incentive Plan” below. Such aggregate compensation amount does not include stock based compensation expenses in respect of options granted to directors and officers.

          Insurance to directors and officers

          We purchased an insurance policy covering the liability of our directors and officers, including as directors or officers of our subsidiaries. The policy covers a total liability of $40million per occurrence and during the duration of the policy, which represents the overall directors and officers liability policy covering the directors and officers of Europe Israel, our parent, and companies under its control (the liability of directors and officers of Europe-Israel and companies controlled by it, other than us and companies under our control, is limited to the first layer of the policy coverage up to $10 million out of the aggregate coverage amount of $40 million). The premium with respect to such insurance policy amounted to approximately $250,000 out of which the Company bore approximately $225,000 paid for the overall policy for Europe Israel and companies controlled thereby.

          The policy is for a one-year period beginning on October 31, 2007 and ending on October 31, 2008. The coverage of such policy also includes acts and/or omissions performed by previous directors and officers of the Company for a one-year period beginning on October 31, 2007 and ending on October 31, 2008 without any retroactive limitation and subject to the terms of the policy.

          In addition to the above, our Executive Chairman of the Board of Directors and our President, both of whom serve as directors of PC, are covered through 2012 by Public Offering of Securities Insurance of up to $5 million for liabilities arising under the prospectus filed by PC in October 2006. The coverage to directors or officers, who serve as directors or officers, was approved by our shareholders on November 1, 2007.

          Exemption of directors and officers.

          Our shareholders approved in February 2001 to exempt our directors and officers (other than the Company’s Executive Chairman of the Board of Directors) in advance from liability, in whole in part, for damages sustained due to a breach by such directors’ and/or offices’ duty of care to EI.

          Indemnification to directors and officers

          We issued deeds of indemnity to all of our directors and officers, for the grant of prospective understanding to indemnify our directors and officers for the aforementioned causes. The aggregate indemnification amount pursuant to our undertakings to prospectively indemnify its directors and officers shall not exceed the lower of: (i) 25% of our shareholders’ equity, as set forth in our most recent consolidated financial statements prior to such payment; (ii) $40 million, in excess of any amounts paid (if paid) by insurance companies pursuant to insurance policies maintained by us from time to time with respect to matters covered by the prospective indemnification undertaking.

          In addition, PC has entered into a deed of indemnity with each of its directors, in order to protect them against liability incurred by them in the discharge of their duties. PC must use its best endeavors to procure directors’ and officers’ liability insurance, while any director is a director or an officer of PC, and for six years after he ceases to hold such position. In respect of the directors or officers, who serve as our directors or officers, such indemnity received the approval of our shareholders meeting on November 1, 2007.

          In October 2001 Elscint’s shareholders approved in their General Meeting, the grant of prospective indemnification undertaking to directors and officers of Elscint (including in their capacity as officers of subsidiaries). Total indemnification shall not exceed the lower of (i) 25% of the shareholders’ equity as recorded in Elscint’s financial statements as at the indemnification or (ii) $50.0 million, and all in addition to amounts, if any, which are to be paid by insurance companies under certain risk policies. The General Meeting also approved an exemption of directors and officers from liability in respect of any damage caused to Elscint by breach of duty of care.

          For additional information regarding the provisions of our Articles of Association (as amended in November 2007) and the Israeli Companies Law regarding the grant of insurance, exemption and indemnification, see also “Item 10.B. Memorandum and Articles of Association and General Provisions of Israeli Law” below.

C.	BOARD PRACTICES

          Election of Directors

          Our directors are elected by our shareholders at the annual meeting of the shareholders by an ordinary majority. Generally, the nominees for a director’s office are recommended by the Board of Directors. The directors hold office until the next annual meeting of our shareholders. Our Board of Directors may appoint additional directors to our Board of Directors in the event the number of directors is less than the maximum number authorized by our articles of association. Any director so appointed will hold office until the next annual meeting of the shareholders. Our Board of Directors currently consists of nine members. Our current directors (other than the external directors) were appointed by our shareholders at their annual meeting on November 1, 2007 and will hold office until the next annual general meeting of our shareholders.

          Substitute Directors

          Our Articles of Association provide that any director may appoint another person to serve as a substitute director and may cancel such appointment. Under the Israeli Companies Law, the following persons may not serve as substitute directors: (i) any person who is not himself qualified to be appointed as a director; (ii) a person who is already serving as a director; or (iii) a person who is already serving as a substitute director for another director. Nevertheless, a director may be appointed as a substitute director for a committee of the Board of Directors if he or she is not already serving as a member of the committee. Under the Israeli Companies Law, a substitute director shall not be appointed for an external director, except under specific circumstances provided in the Companies Law which are intended to ensure that the substitute director maintain certain qualifications of the external director.

          External Directors; Independent Directors

          The Israeli Companies Law requires Israeli public companies (such as the Company) to appoint at least two external directors. The Israeli Companies Law provides for certain qualifications that a candidate for external directorship must comply with. Among such requirements, a person may not be appointed as an external director if such person or person’s relative, partner or employer, or any entity controlled by such person, has, at the date of appointment, or had at any time during the two years preceding such date, any affiliation with the company, any entity controlling the company at the date of his appointment or any entity controlled by the company or by the entity controlling the company. The term “affiliation” is broadly defined in the Companies Law, including an employment relationship, a business or professional relationship maintained on a regular basis or control, service as a director or officer, other than service as a director who was appointed in order to serve as an external director of a company when such company was about to make an initial public offering.

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

          External directors are to be elected by a majority vote at the general meeting of shareholders, provided that (i) such majority vote at the general meeting shall include at least one third (1/3) of the total votes of non-controlling shareholders, or anyone on their behalf, voted at such general meeting, excluding abstaining votes, or (ii) the total number of votes of the shareholders mentioned in clause (i) above that voted against such election does not exceed one percent (1%) of the total voting rights in the company.

          The initial term of an external director is three years and such term may be extended for an additional three-year period. In the case of a company whose shares are traded in certain exchanges outside of Israel, including the Nasdaq Global Select Market, such as our Company, regulations promulgated under the Companies Law provide that the service of an external director can be extended to additional three-year terms, if both the audit committee and the board of directors confirm that in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of the company. Election of external directors requires a special majority, as described above. External directors may be removed only in a general meeting, by the same percentage of shareholders as is required for their election, or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their fiduciary duty to us. Each committee of a company’s board of directors that is authorized to exercise powers of the board of directors is required to include at least one external director, and all external directors must be members of the company’s audit committee.

          An external director is entitled to reimbursement of expenses and to monetary and other compensation as provided in regulations promulgated under the Companies Law, but is otherwise prohibited from receiving any other compensation, directly or indirectly, for his serving as a director of the company.

          Mr. Yosef Apter and Mr. Zvi Tropp were elected in December 2002 and September 2004, respectively, as our external directors. Mr. Apter was re-elected as an external director in December 2005 for a second three-year term which commenced on December 25, 2005. Mr. Tropp was re-elected as an external director in November 2007 for a second three-year term which commenced on September 1, 2007.

          Pursuant to a recent amendment to the Israeli Companies Law at least one external director is required to have “accounting and financial expertise” and the other director(s) are required to have “professional qualification” or “accounting and financial expertise”. A director has “professional qualification” if he or she satisfies one of the following:

(i)	the director holds an academic degree in one of these areas: economics, business administration, accounting, law or public administration;

(ii)	the director holds an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the board position; or

(iii)

the director has at least five years’ experience in one or more of the following or an aggregate five years’ experience in at least two or more of these: (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c) senior position in the main business sector of the company.

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

          The above qualifications do not apply to external directors appointed prior to January 19, 2006, such as one of our external directors. However, an external director may not be appointed to an additional term unless: (i) such director has “accounting and financial expertise”; or (ii) he or she has “professional expertise”, and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors.

          The Company currently meets the criteria set forth in the Companies Law, with regard to the number of minimum directors having financial expertise considering Company size and scope of activity.

          Under Nasdaq Marketplace Rules, a foreign private issuer may follow its home country practice in lieu of the requirements of Rule 4350, provided, however, that such an issuer complies with selected rules as defined therein. We currently comply with all mandatory requirements as are applicable to us by virtue of our foreign status except that in June 2008, our external legal counsel has notified Nasdaq that we have elected to follow home country practice and accordingly, we do not hold separate meetings of independent directors. We also comply with certain other voluntary guidelines that correspond to certain Israeli mandatory rules, although there is no assurance that we will continue to do so in the future should such Israeli rules cease to apply.

          Our current composition of our Board of Directors consists of a majority of independent directors. Two of our independent directors serve as external directors as defined by the Companies Law. For further elaboration as to election, qualification and roles of external directors, see above.

          The compensation of our President, who also serves as a director, is approved by our Audit Committee, Board of Directors and shareholders.

          As to procedures governing the election of our directors, see above.

          Our Audit Committee is comprised of four members, all of whom meet the independence and other professional requirements as stipulated by both Nasdaq Marketplace Rules and Rule 10A-3(b)(1) under the Exchange Act. The Nasdaq rules also require that at least one member of the Audit Committee be a financial expert. Our Board of Directors has re-determined in August 2007 that Mr. Zvi Tropp qualifies as a financial expert in terms of the Nasdaq requirements .

          As to details of directors’ service or employment contracts with the Company or subsidiaries thereof, see Item 7.B. Related Party Transactions - Compensation to Directors and Officers” below.

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

          Our Audit Committee is comprised of four members, and, in accordance with the Sarbanes-Oxley Act of 2002 and Nasdaq requirements, all of whom meet the independence and other professional requirements as stipulated by said rules.

          The Nasdaq rules also require that at least one member of the Audit Committee be a financial expert. Our Board of Directors has determined that Mr. Zvi Tropp qualifies as a financial expert in terms of the Nasdaq requirements.

          Our Audit Committee operates in accordance with a Charter adopted in July 2005 and written procedures governing approval of any proposed transactions with our external auditors. Within the framework of such governing documents, the Audit Committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on our financial statements. The audit committee’s specific responsibilities in carrying out its oversight role include the approval of all audit and non-audit services to be provided by the external auditor and quarterly review the firm’s non-audit services and related fees. These services may include audit services , audit-related services, tax services and others. The Audit Committee approves in advance the particular services or categories of services to be provided to us during the following yearly period and also sets forth a specific budget for such audit and non-audit services. Additional services may be pre-approved by the Audit Committee on an individual basis during the year. None of Audit-related Fees, Tax Fees or Other Fees provided to us by Brightman Almagor & Co., were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by Section 10A of the Exchange Act.

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

          Investment committee. Our investment committee, established by our Board of Directors at the end of 2006, is responsible for developing and monitoring our financial risk management policies and determining our investments in short-term liquidity funds, all in order to preserve money value.

D.	EMPLOYEES

          As of May 31, 2008, EI employed 36 persons in investment, administration and managerial services, all of whom were employed in its headquarters in Israel. As of May 31, 2008, PC had approximately 135 employees, 41 freelancers as well as 15 part time employees in Central and Eastern Europe, Russia, Greece and in India. As of May 31, 2008, our Hotel division had 1,230 employees (including employees in proportionally consolidated companies in which we hold 50%). As of May 31, 2008, Elscint Ltd. and Elbit Trade and Retail Ltd. had 426 employees.

          As of May 31, 2007, EI employed 33 persons in investment, administration and managerial services, all of whom were employed in its headquarters in Israel. As of May 31, 2007, PC had approximately 59 employees in Eastern Europe and 33 freelancers as well as 5 part time employees. As of May 31, 2007, our Hotel division had approximately 838 employees (including employees in proportionally consolidated companies in which we hold 50%). As of May 31, 2007, Elscint Ltd. and Elbit Trade and Retail Ltd. had 320 employees.

          As of May 31, 2006, EI employed 19 persons in investment, administration and managerial services, all of whom were employed in its headquarters in Israel. As of May 31, 2006, PC had approximately 68 employees in Eastern Europe and 27 freelancers. As of May 31, 2006, our Hotel division had approximately 940 employees (including employees in proportionally consolidated companies in which we hold 50%). As of May 31, 2006, Elscint Ltd. and Elbit Trade and Retail Ltd. had 305 employees.

          The increase in working power in PC reflects the expansion of PC operations and its additional obligations assumed upon its becoming a public company.

E.	SHARE OWNERSHIP

          2006 Employees, Directors and Officers Incentive Plan

          Our 2006 Employees, Directors and Officers Incentive Plan, as amended (the “2006 Plan”), provides for the grant of up to 1,000,000 non-marketable options to our employees, directors and officers and to employees, directors and officers of companies controlled directly or indirectly by us. The options will be granted to the recipients for no consideration. The exercise price per option ranges between the lower of: (i) NIS 100; or (ii) the average closing price of our ordinary shares on the TASE during the 30-trading day period preceding the date of grant of such options.

          The options may be exercised into shares in such manner that on the exercise date we will issue to each recipient shares equivalent to the gain from the exercise of the options (i.e., each option may be exercised to such number of shares equaling to the opening price of our shares on the TASE on the exercise date minus the exercise price while the difference is then divided by the above opening price; provided however, that such opening price will not exceed 200% of the exercise price of each option (during 2007, we have amended the limit from 166% to 200%). Accordingly, the maximum number of shares issuable upon exercise of all of the options that may be granted under the 2006 Plan is 500,000 (not including effect on number of shares resulting from dividend adjustments). The rights of the recipients to exercise the options vest over periods of three years following the grant (i.e., 33.33% of the options may be exercised at the end of each year). The options will expire after the lapse of five years from their date of grant.

          As of May 31, 2008, we had granted 857,250 options under the 2006 Plan out of which 500 options were exercised and 8,667 options returned to the pool of options for future grants.

          In accordance with Nasdaq rules applicable to foreign private issuers, we have elected to follow home country practice, and accordingly, the 2006 Plan was not approved by our shareholders. See also “2001 Employees, Directors and Officers Incentive Plan” below.

          Elscint’s 2003 Employees, Directors and Officers Incentive Plan

          Elscint’s 2003 Employees, Directors and Officers Incentive Plan (the “Elscint 2003 Plan”) provided for the grant of up to 116,000 options exercisable into up to 116,000 ordinary shares of Elscint. Elscint granted 50,000 options exercisable into 50,000 shares of Elscint to two of its then serving directors at an exercise price of $4.68 per option. Elscint 2003 Plan was terminated by Elscint board of directors on November 27, 2003. Upon the completion of the merger by way of exchange of shares between us and Elscint during November 2005, the 50,000 options were exchange for 26,500 options exercisable into 26,500 of our shares at an exercise price of NIS 38.67 per option. During 2007, all of the above options were exercised 27,964 of our shares (taking into consideration adjustments for distribution of dividends) pursuant to their terms and were sold.

          2001 Employees, Directors and Officers Incentive Plan

          Our 2001 Employees, Directors and Officers Incentive Plan (the “2001 Plan”) provides for the issuance of up to 550,000 of our ordinary shares to our employees, directors and officers and to employees, directors and officers of companies controlled by us, of Europe-Israel and of companies controlled by Europe-Israel. The shares are issued to a trustee for the benefit of each recipient. Our Board of Directors approved on July 22, 2004 and on December 4, 2005 an increase in the number of shares available for grant under the 2001 Plan by 34,500 and 42,400 respectively. As of May 31, 2008, we have issued all 626,900 available shares.

          All the shares issued under the 2001 Plan were purchased at a purchase price of NIS 24.1 per share. Each recipient was granted a loan in an amount equal to the full purchase price of the shares to be issued to such recipient. The loan was for a five-year period bearing interest at an annual rate of 6%. The shares issued for the benefit of each recipient served as sole collateral for the repayment of the loan granted to such recipient (non-recourse) except that the loan would have become a recourse loan in the event of payment of the loan prior to the lapse of the five-year period as a result of transfer or sale of shares issued to such recipient with respect to the interest rate for the portion of shares so sold or transferred. On February 16, 2006, our Board of Directors extended the term of the loan for an additional two years until February 24, 2008 for offerees, who do not serve as our directors or executive officers. As of May 31, 2008, there are 71,265 ordinary shares of the Company outstanding under the 2001 plan, all of which have vested and may be exercisable. The loans granted to the directors were repaid in full on February 24, 2008, all loans with regards to the 2001 Plan have been re-paid and the amount of 555,635 shares were sold.

          Under the Nasdaq Marketplace rules, foreign private issuers may follow home country practice in lieu of certain Nasdaq corporate governance requirements provided that such foreign private issuer shall submit to the Nasdaq a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. Nasdaq has in the past required that foreign private issuers shall be granted exemptions from its Marketplace rules before following home country practice. In April 2004, we received an exemption from the Nasdaq Marketplace Rule requiring shareholders approval for an increase in the number of shares available for issuance under the 2001 Plan, and increased such number by additional 34,500 shares. In January 2006, in accordance with applicable Israeli law, we increased the number of shares available for issuance under the 2001 Plan by additional 42,400 shares without shareholder approval.

          Elscint’s 2001 Employees, Directors and Officers Incentive Plan

          Elscint’s 2001 Employees, Directors and Officers Incentive Plan (the “Elscint 2001 Plan”) provided for the issuance of up to 850,000 ordinary shares of Elscint to employees, directors and officers of Elscint and its subsidiaries and to employees of Europe-Israel or other companies controlled by Europe-Israel. Under the Elscint 2001 Plan, 802,500 shares have been issued at a price per share of NIS 15.65. The remaining 81,000 shares were subsequently transferred as available shares for a subsequent option plan adopted by Elscint in 2003, see above. The rights of the recipients to retain the shares vest over periods of two or three years following the issuance (i.e., 50% or 33% of the shares will become available for purchase at the end of each year). All other terms and conditions of the Elscint 2001 Plan are substantially similar to those of our 2001 Plan. Elscint 2001 Plan was terminated by Elscint’s board of directors on November 27, 2003.

          Upon the completion of the merger by way of exchange of shares between EI and Elscint during November 2005, the 522,500 shares that remained outstanding as of such date were exchanged for 276,925 of our shares. As of May 31, 2008, the number of shares outstanding under the Elscint 2001 Plan was 47,700 of our shares.

          Issuance of Options to our Executive Chairman of the Board

          In May 2006, we have granted 350,000 options to our Executive Chairman of the Board of Directors. For additional information, see “Item 6.B. Compensation of Directors and Officers” above.

          InSightec Incentive Plans

          InSightec’s 1999 Employee Stock Ownership Plan (the “1999 Plan”) provides for the grant of up to 2,650,000 options, at an exercise price of NIS 0.01. The rights of the recipients to exercise the options vest over a four-year period from the grant date, 50% after two years and 25% after each of the third and fourth years. The options generally expire following seven years as of their date of grant. On January 30, 2006, InSightec’s board of directors extended the exercise period by additional 2-year period to nine years as of their date of grant. On February 13, 2008, InSightec’s board of directors extended the exercise period by additional 3-year period to twelve years as of their date of grant.

          InSightec’s 2003 Employee Stock Ownership Plan (the “2003 Employee Plan”) provides for the grant of up to 1,094,000 options (700,000 plus 394,000 that were transferred from the 1999 Plan), at an exercise price that varies from $5.85 to $16. Options granted under the 2003 Employee Plan generally vest after a two-year period from the end of calendar year in which the options were granted. On January 30, 2005 InSightec’s board resolved to amend the 2003 Employee Plan so that the options granted under the such plan after January 30, 2005, would generally vest over a four-year period from the grant date, 50% after two years and 25% after each of the third and fourth years. The options generally expire following seven years as of their date of grant. On January 30, 2006 all outstanding options under 2003 Plan are transferred into 2006 Plan (for additional information see below).

          InSightec’s 2003 Service Providers Plan (the “2003 Service Providers Plan”) provides for the grant of up to 300,000 options, at an exercise price of $5.50. The options generally expire following seven years as of their date of grant. On January 30, 2006 all outstanding options under 2003 Plan were transferred into 2006 Plan (for additional information see below).

          InSightec’s 2006 Stock Option Plan provides for the grant of up to 400,000 options, at an exercise price equal to fair value at the date of grant. At InSightec’s board of directors meeting on January 30, 2006, a resolution was made to transfer the balance of unallocated options from the 2003 Employee Plan and the 2003 Service Providers Plan to the 2006 Plan, in addition to the 400,000 options. The rights of the recipients to exercise the options vest over a four-year period from the grant date, 50% after two years and 25% after each of the third and the fourth years. The options generally expire following seven years as of their date of grant or following 5 years if some criterions are met as stipulated in the 2006 plan. On October 24, 2006 InSightec’s board of directors approved an increase in 2006 Plan by 300,000 options.

          InSightec’s 2007 Stock Option Plan (the “2007 Plan”) provides for the grant of up to 1,000,000 options. The rights of the recipients to exercise the options vest over a four-year period from the earlier of (i) InSightec’s initial public offering or (ii) material change to InSightec (as defined in 2007 Plan) (the “Commencement Date”), 50% after two years from the Commencement Date and 25% after each of the third and the fourth years from the Commencement Date. The options generally expire following seven years as of the Commencement Date or following 5 years if some criteria are met as stipulated in the 2007 Plan. On October 31, 2007 InSightec’s board of directors approved that all the options which will be granted starting October 30, 2007 under 2007 Plan, shall become fully vested and exercisable on the second anniversary of the Commencement Date and shall remain exercisable until the end of the term of the options, as defined in 2007 Plan. On February 13, 2008 InSightec’s board of directors approved an increase in 2007 Plan by 1,000,000 options from 1,000,000 options to 2,000,000 options.

          As of May 31, 2008 the total number of options, which are available for grant (from all option plans other than the 2007 Plan) is 427,550 out of which 250,000 options are reserved to Mr. Mordechay Zisser, at an exercise price of $5.50.

          As of May 31, 2008 the total number of options, under the 2007 Plan, which are available for grant (from 2007 Plan) is 1,174,250 options.

          All of these four plans automatically vest and become exercisable without any discretion on the part of InSightec’s board of directors or compensation committee upon certain events that constitute a material change to InSightec, such as: a change of control; a resolution of InSightec’s shareholders or their board of directors for its dissolution or a distribution in kind of most of their assets; types of mergers etc. Each of the above five plans contains a first refusal right among the recipients.

          PC Share Option Scheme

          On October 26, 2006 a Share Option Scheme was adopted by PC pursuant to which, options granted there-under will vest annually in three equal parts. Options expire, unless otherwise determined by PC’s Board of directors, on the 5th anniversary of the date of grant. Grantees eligible to receive options, are PC’s board members and employees of PC or any of its subsidiaries (“Company Group”). With respect to the first allocation of options, affected on October 26, 2006, Eligible Grantees included also other persons who provide similar services to a company within the Company Group and employees, officers and directors of EI.

          The options may be exercised into ordinary shares of PC in such manner that on the exercise date PC will issue to grantee PC shares equivalent to the gain from the exercise of the options (i.e.: each option may be exercised to such number of PC shares equaling to the opening price of PC shares on the London Stock Exchange on the exercise date minus the exercise price while the difference is then divided by the above opening price, provided however, that such opening price will not exceed 180% of the exercise price of each option (without adjustments for the distribution of cash dividends). Accordingly, the maximum number of PC shares issuable upon exercise of all of the options that may be granted under the Share Option Scheme is 16,579,611 shares.

          The total number of Options that may be granted under the PC Share Option Scheme was set at 33,834,586. The exercise price of an option shall be the average closing price of PC’s ordinary shares on the London Stock Exchange during the 5-day period prior to and including the date of grant. Notwithstanding the foregoing, the exercise price of the options granted pursuant to the PC Share Option Scheme prior to IPO is 180 pence.

          Upon the occurrence of an event of change of control in PC (as defined in the PC Share Option Scheme), the vesting of all the outstanding options granted by PC that were not exercised or did not expire by such date, shall be fully accelerated. Grantees who cease to be employees or directors are entitled to all the options granted to them in accordance with their vesting schedules if the grantees were employed by or served as directors within the Company Group for more than three years.

          The following table indicates share ownership and percentage ownership as of May 31, 2008 in us and our subsidiaries, of all current directors and officers:

NAME	TOTAL NUMBER OF OPTIONS OUTSTANDING AS OF MAY 31, 2008	NUMBER OF SECURITIES (4)		%(1)		ENTITY

Mordechay Zisser	350,000	12,926,967	(2)	50.10		EI
Mordechay Zisser	3,907,895	643,275	(4)		(3)	PC
Abraham (Rami) Goren	50,000	66,087	(4)		(3)	EI
Abraham (Rami) Goren	150,000	24,691	(4)		(3)	PC
Shimon Yitzhaki	90,000	100,361	(4)		(3)	EI
Shimon Yitzhaki	1,116,541	183,793	(4)		(3)	PC
Shimon Yitzhaki	100,000	100,000			(3)	InSightec
Yehoshua (Shuki) Forer	15,000	5,636	(4)		(3)	EI
David Rubner	30,000	11,032	(4)		(3)	EI
Yosef Apter	30,000	11,032	(4)		(3)	EI
Zvi Tropp	30,000	11,032	(4)		(3)	EI
Moshe Lion	16,750	6,160	(4)		(3)	EI
Shmuel Peretz	16,750	6,160	(4)		(3)	EI
Two EI officers	95,000	34,935	(4)		(3)	EI
Two EI officers	1,800,000	296,296	(4)		(3)	PC
EI officer	7,500	7,500			(3)	InSightec

          (1) With regard to securities of EI, the Number of our ordinary shares and percentage ownership are based on ordinary shares outstanding as of May 31, 2008. Such number excludes 2,800,000 shares repurchased by the Company in a self tender offer with respect to which the Company does not have any voting or equity rights. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the “SEC”) based on voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of May 31, 2008 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D filed with the SEC and, unless otherwise indicated below, we believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. Shares beneficially owned by the directors include shares owned by their family members to which such directors disclaim beneficial ownership.

          (2) Includes: (i) 12,145,630 ordinary shares held by Europe-Israel, which may be deemed indirectly beneficially owned by Mr. Mordechay Zisser by virtue of his control of Europe-Israel (ii) 24,837 held by Marina Herzelia (Limited Partnership) 1988, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, by virtue of his control of Control Centers, see “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders” below. (iii) 350,000 options granted on September 9, 2001 that were exercised to 350,000 shares of EI in an aggregate consideration of NIS 16 million (approximately $3.6 million); (iv) 350,000 options to purchase 350,000 ordinary shares of EI at an exercise price of NIS 127.42 per option which have fully vested as of May 31, 2008 held directly by Mr. Zisser with an expiry date in June 2009.

          (3) Less than 1% of the outstanding ordinary shares of the respective entity.

          (4) Such number represents the number of shares and number of shares underlying options exercisable on May 31, 2008 or within 60 days thereafter, granted under the relevant option plans as provided in further details at “Item 6.E - Share Ownership” above. Such number further includes shares granted to our directors and executive officers in accordance with our 2001 Plan and Elscint 2003 Plan. For additional information on such plans, see above.

          Options exercisable into our ordinary shares granted to our directors and executive officers as described above generally vest over a three-year period and have an exercise price of NIS 100. The options expire after 5 years from their date of grant. For additional information on the terms of the 2006 Plan, see above.

          Options exercisable into PC’s ordinary shares granted to our directors and executive officers as described above generally vest over a three-year period and have an exercise price of 180 pence. The options expire after 5 years from their date of grant. For additional information on the terms of the PC Share Option Scheme, see above.

          Options exercisable into InSightec’s ordinary shares granted to our directors and executive officers as described above have fully vested as of May 31, 2008 and have an exercise price ranging from NIS 0.01 to $3.33. The options expire in May 2010. For additional information on the terms of InSightec’s 2003 Plan.

          We have one class of shares. All of our ordinary shares have the same voting and equity rights.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

          We had, as of May 31, 2008, 25,454,524 ordinary shares outstanding, excluding 2,800,000 shares held by us which do not have any voting and equity rights. The following table sets forth certain information as of May 31, 2008 concerning: (i) persons or entities who, to our knowledge, beneficially own more than 5% of our outstanding ordinary shares; and (ii) the number of our ordinary shares beneficially owned by all of our directors and officers as a group:

Name and Address	Number of Shares		Percent of Shares Beneficially Owned (1)

Mordechay Zisser (2)	12,926,967	(3)	50.10%
Europe-Israel (M.M.S.) Ltd. (4)	12,145,630		47.72%
All officers and directors of the Company as a group (11 persons)	13,210,830	(5)	50.87%

(1)

The Number of shares and percentage ownership are based on our ordinary shares outstanding as of May 31, 2008. Such number excludes 2,800,000 ordinary shares repurchased by us in a self tender offer with respect to which we do not have any voting or equity rights. Beneficial ownership is determined in accordance with the rules of the SEC based on voting and investment power with respect to such ordinary shares. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of May 31, 2008 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The ordinary shares beneficially owned by our directors include ordinary shares owned by their family members as to which such directors disclaim beneficial ownership.

(2)	Mr. Zisser is considered our indirect controlling shareholder by virtue of his control of Europe-Israel and serves as our Executive Chairman of the Board of Directors. See footnote 4 below.

(3)

Includes (i) 12,145,630 of our ordinary shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, our Executive Chairman of the Board of Directors, by virtue of his control of Europe-Israel; (ii) 24,837 of our ordinary shares held by Marina Herzelia (Limited Partnership) 1988, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, by virtue of his control of Control Centers, the parent company of Europe-Israel; and (iii) 350,000 options to purchase 350,000 of our ordinary shares at an exercise price of NIS 127.42 per share held by Mr. Zisser directly, which are fully exercisable as of May 31, 2008. See also footnote 4 below.

(4)	Europe-Israel is an Israeli corporation wholly-owned by Control Centers, a private company controlled by Mr. Mordechay Zisser.

(5)

Includes: (i) 12,145,630 shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, (see footnote 4 above); (ii) 24,837 shares held by Marina Herzelia (Limited Partnership) 1988, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, our Executive Chairman of the Board of Directors, by virtue of his control of Marina Herzelia (Limited Partnership) 1988. (iii) Mr. Zisser’s 350,000 options to purchase 350,000 ordinary shares at an exercise price of NIS 127.42 per Share, which are fully exercisable as of May 31, 2008; (iv) 118,965 of our ordinary shares issued to other directors and officers of the Company pursuant to our 2001 Employees, Directors and officers incentive plan; and (v) 164,928 options exercisable as of May 31, 2008 and within 60 days thereafter granted to other directors and officers of the Company pursuant to our 2006 Employees, Directors and Officers Incentive Plan.

          Changes in Major Shareholders’ Holdings during the Last Three Years

          The following is a list of changes in major shareholders’ holdings during the last three years:

          As a result of the completion of a merger by way of exchange of shares between EI and Elscint, Elscint became a wholly-owned subsidiary of EI and each outstanding share of Elscint (other than Elscint ordinary shares held by us and by or for the benefit of Elscint) was exchanged for 0.53 ordinary shares of EI. Accordingly, on December 2, 2005, EI issued 3,479,216 ordinary shares to Elscint shareholders (other than Elscint ordinary shares held by EI and by or for the benefit of Elscint). Following the merger, and the subsequent distribution of cash dividend, which triggered the adjustment mechanism as per the Elscint 2003 Plan, additional 27,964 shares of EI were issued to those holders of Elscint 2003 Plan option-holders who notified exercise.

          On May 17, 2006, Elscint sold 524,187 shares of EI in consideration for NIS 115 for each share, through a private transaction. The aggregate consideration with respect to such sale was approximately NIS 60.2 million (approximately $14.2 million). Prior to the reported transaction, part of these shares did not have voting rights inasmuch as they were acquired by Elscint following the amendment to the Israeli Companies Law. Following the transaction such shares enjoy full equity and voting rights.

          On February 9, 2006 Europe Israel, Control Centers and Mr. Mordechay Zisser (“Reporting persons”) filed Schedule 13-D Amendment no. 7 in respect of 11,812,082 shares beneficially owned by each Reporting Person except Mr. Mordechay Zisser, who had additional 350,000 shares held by him, constituted at that date 46.5% and 1.4% respectively of our share capital (calculated based on 25,426,298 shares outstanding as of February 8, 2006, excluding 2,800,000 dormant shares held by us which do not have any voting or equity rights).

          On September 10, 2007 Europe Israel, Control Centers and Mr. Mordechay Zisser (“Reporting persons”) filed Schedule 13-D Amendment No. 8 in respect of 12,110,134 shares beneficially owned by each Reporting Person except Mr. Mordechay Zisser, who had additional 350,000 shares held by him, constituted at that date 47.58% and 1.38% respectively of our share capital (calculated Based on 25,454,524 shares outstanding as of September 4, 2007 (excluding 2,800,000 dormant shares held by us which do not have any voting or equity rights).

          On January 10, 2008 Europe Israel, Control Centers, Marina Herzelia (Limited Partnership) 1988 and Mr. Mordechay Zisser (“Reporting persons”) filed Schedule 13-D Amendment No. 9 in respect of 12,089,682 shares beneficially owned by Europe Israel and in respect of 12,114,519 shares beneficially owned by Control Centers Ltd. and in respect of 24,837 shares beneficially owned by Marina Hertzelia (Limited Partnership) 1988 and in respect of Mr. Mordechay Zisser, who had additional 406,500 shares held by him, constituted at that date 47.50%, 47.59%, 0.1% and 1.60% respectively of our share capital (calculated Based on 25,454,524 shares outstanding as of January 9, 2008 excluding 2,800,000 dormant shares held by us which do not have any voting or equity rights).

          To our knowledge, between January 10, 2008 and May 2008, Europe-Israel acquired additional 44,323 of our ordinary shares in various transactions on the TASE at an approximate average price per share of $44.162.

          During the period from February through May 2006, Europe-Israel acquired 324,533 of our ordinary shares in various transactions on the TASE at an approximate average price per share of $16.92. In addition thereto, and throughout the last three years, Europe-Israel’s voting percentage in EI in respect of the shares owned thereby, varied and was affected, among other things by transactions of other shareholders.

           On February 13, 2006 the Provident Funds of Bank Leumi Le-Israel B.M. filed Schedule 13-G/A in respect of 716,713 shares beneficially owned by it, then constituting 2.8% of our share capital (calculated excluding 2,842,400 shares then held by us which did not have any equity rights and 3,161,156 shares then held by us and Elscint which did not have any voting rights). As of such date, the Provident Funds of Bank Leumi le-Israel B.M., ceased being a major shareholder of EI.

          On September 21, 2006 Clal Insurance Enterprises Holdings Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (“Reporting persons”) filed Schedule 13-G/A in respect of 1,301,270 shares beneficially owned by each Reporting Person, then constituting 5.1% of our share capital (calculated excluding 2,800,000 shares held by us which do not have any voting or equity rights). In addition, such number excluded 22,442 of our shares which were held at that time for members of the public through, among others, provident funds and mutual funds, which are managed by companies controlled by Epsilon Investment House Ltd., an indirect subsidiary of IDB Development.

          On February 5, 2007 Clal Insurance Enterprises Holdings Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (“Reporting persons”) filed Schedule 13-G/A in respect of 1,509,165 shares beneficially owned by each Reporting Person except Ms. Manor, who had additional 2,121 shares held by her affiliates. Such respective holdings, excluded 11,622 our shares which were held at that time for members of the public through, among others, provident funds and mutual funds, which are managed by companies controlled by Epsilon Investment House Ltd., an indirect subsidiary of IDB Development. Each Reporting Person’s respective holdings, constituted at that date 5.9% of our share capital (calculated excluding 2,800,000 shares held by us which do not have any voting or equity rights).

          On February 14, 2008 Clal Insurance Enterprises Holdings Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (“Reporting persons”) filed Schedule 13-G/A in respect of 377,805 shares beneficially owned by each Reporting Person. Such respective holdings, excluded 21,797.51 our shares which were held at that time for members of the public through, among others, provident funds and mutual funds, which are managed by companies controlled by Epsilon Investment House Ltd., an indirect subsidiary of IDB Development. Each Reporting Person’s respective holdings, constituted at that date 1.48% of our share capital (calculated excluding 2,800,000 shares held by us which do not have any voting or equity rights).

          As of May 31, 2008, there were approximately 848 holders of record of our ordinary shares with addresses in the United States, holding approximately 24.80% of our issued and outstanding ordinary shares (excluding 2,800,000 ordinary shares held by us which do not have any voting and equity rights).

B.	RELATED PARTY TRANSACTIONS

          Lease

          Until October 2006, we leased office space from Control Centers, our indirect parent, on customary terms. From October 2006 and until March 2007 we (including our wholly owned subsidiary Elbit Trade which leased the property from May 2005) leased office space from Europe Israel, our parent (for information regarding the lease, see “Item 4.D. Property, Plant and Equipment” above). Europe Israel had disposed of such office building on April 1, 2007, and assigned the rental fee rights in respect of same, to an unrelated third party. All the lease agreements were approved by our Audit Committee and Board of Directors as a non-extraordinary transaction within the meaning of the Israeli Companies Law.

          A small portion of such office space is used by companies controlled, directly or indirectly, by our Executive Chairman who is also considered our controlling shareholder and the rental fees are divided between us and such companies in accordance with the m2 used by each party. Our Audit Committee and Board of Directors approved the division as a non-extraordinary transaction within the meaning of the Israeli Companies Law.

          In 2005, Elscint’s Audit Committee and Board of Directors approved lease agreements between a company - 25% of which are held by Elscint’s then director - as a lessee in the Arena commercial and entertainment center. The approval related also to a loan and a grant awarded to such lessee within a framework of the lease agreement. The transactions were approved as non-extraordinary transaction within the meaning of the Israeli Companies Law.

          Allocation of Costs Agreement

          From January 2000 and until December 2005, we were a party to an allocation of costs and expenses agreement, together with Europe Israel and Elscint. Allocation of costs related to those costs incurred in connection with services rendered to those companies by their in-house legal, economic and taxation and accounting departments. The allocation carried out so that Europe-Israel bore 35%, while Elscint and EI each bore 32.5% of such costs. The parties executed set off in those years where actual services provided deviated by more than 10% from estimation.

          Agreement for the purchase of coordination, planning and supervision services over construction projects

          Companies controlled by our Executive Chairman, who is also considered our controlling shareholder, are parties to various agreements with subsidiaries of PC, pursuant to which such entities have agreed to provide services of coordination, planning, execution and supervision over construction projects, to PC’s subsidiaries, in consideration for 5% of the actual construction costs of each such project (excluding land acquisition cost, financing costs and general and administrative costs), plus VAT. In addition, PC’s subsidiaries will reimburse such companies, for all reasonable costs incurred in connection with the services rendered thereby, not to exceed a total of $50,000 per project. Such agreements were entered into pursuant to a framework agreement signed by us and Control Centers (the parent company of these two companies), which was approved by our shareholders meeting during 2000. The framework agreement was terminated on December 31, 2002 without prejudice to validity of all those agreements signed there-under prior to such termination.

          Following the termination of the above framework agreement pursuant to its terms, a similar agreement for the receipt of such services for real estate projects, subject to certain amendments, and the receipt of aviation service was approved by our shareholders on May 31, 2006. Under the agreement entered into between us and Control Centers we receive from Control Centers (either directly or through its subsidiaries or affiliates, other than us) coordination, planning, execution and supervision services over our real estate projects and/or real estate projects of our subsidiaries and/or affiliates in consideration for a fee equal to 5% of the actual execution costs (excluding land acquisition costs, financing cost and the consideration for Control Centers under the agreement) of each such project. The agreement applies to real estate projects initiated following the approval of the agreement by our shareholders and to the following projects: (i) a shopping and entertainment center in Liberec, Czech Republic; (ii) a shopping and entertainment center in Kerepesi, Hungary; and (iii) a complex of shopping and entertainment center, hotels, congressional centers and other facilities in Obuda, Hungary, which were at that time in early stage of development.

          Such fee will be paid in installments upon the meeting of milestones as stipulated in the agreement. In addition, we will reimburse Control Centers for all reasonable costs incurred in connection with the services rendered thereby, not to exceed a total of €75,000 (approximately $110,000; NIS 423,060) per real estate project.

          If the purpose of a real estate project is changed for any reason prior to the completion of the project or if the development of the real estate project is terminated for any reason (including the sale of the real estate project), the payment to Control Centers will be calculated as a percentage of the budget for the project, provided that such percentage shall not exceed the percentage determined for the next milestone of the project had it continued as planned. The calculation of such payments to Control Centers will be subject to the approval of an external accountant and the approval of our Audit Committee and Board of Directors.

          In addition, we and/or our subsidiaries and/or affiliates may also purchase from Control Centers, our indirect parent, through Jet Link Ltd. (“Jet Link”), an aviation company a wholly-owned subsidiary of Control Centers, up to 125 flight hours per calendar year in consideration for payments to Jet Link in accordance with its price list to unaffiliated companies less a 5% discount. This agreement does not derogate from a previous agreement entered into between us and Jet Link for the purchase of aviation services which was approved by our shareholders on September 10, 2000, see “- Agreement for aviation service” below.

          The agreement with Control Centers has a five-year term commencing May 31, 2006.

          Agreement for aviation services

          Pursuant to an agreement between us and Jet Link, which was approved by our shareholders on September 10, 2000, we, or our subsidiaries, may purchase aviation services from Jet Link for our operations in the shopping and entertainment centers business for up to 150 hours per annum in consideration for payments in accordance with Jet Link’s price list to unaffiliated companies less a 5% discount. Due to our increasing business needs, we and our subsidiaries purchased during 2005, 2006 and 2007 additional flight hours from Jet Link, under same terms and conditions. The purchase of the additional flight hours was approved by our Audit Committee and Board of Directors as a non-extraordinary transaction within the meaning of the Israeli Companies Law.

          Agreement for the purchase of coordination, planning and supervision services over the Bucharesti hotel complex

          In October 2001, an engagement between Bucharesti and Control Centers (through its wholly owned subsidiary) was approved at an Elscint shareholders’ meeting. In accordance with such engagement, Control Centers provides coordination, planning and supervision services with respect to the renovation works of the Bucharesti Hotel complex, for a fee equal to the lower of (i) 5% of total actual costs of the renovation works (excluding general and administrative as well as financing costs); and (ii) 5% of $30 million. A definitive agreement has not been executed in respect of such engagement although the parties perform their duties and obligations thereunder.

          Guarantee Towards a Local Municipality

          We furnished the local municipality with a bank guarantee to secure payment of certain land betterment tax, in an amount of approximately NIS 4.5 million. Arbitration is currently being held as to this tax liability between Marina Herzliya Limited Partnership Ltd. (a company controlled by Control Centers) and the local municipality. We estimate, based on professional opinion that no significant costs will be borne thereby, in respect of this guarantee.

          Tax Arrangement

          During 2004, we, Europe-Israel and Elscint finalized an arrangement with the Israeli Tax Authority, with effect from December 31, 2002, whereby a new tax basis has been determined for our investments (on a consolidated basis) in foreign subsidiaries (“regulated revaluation” and “regulated assets”). The arrangement provides for no additional tax to be imposed in Israel on gains generated from the realization of regulated assets, and on dividends distributed therefrom, and all up to the amount of the regulated revaluation.

          Loan Agreement with Bank Hapoalim B.M.

          Within the framework of our loan agreements with Bank Hapoalim B.M. we undertook to maintain financial covenants for so long as the credit provided by the bank to us or to Europe Israel exceeds $30 million. See “Item 5.B. Liquidity and Capital Resources - Other Loans” above.

          Compensation to Directors and Officers

s	For details regarding securities issued to our directors and officers under different incentive plans, see “Item 6.B. Compensation” and Item 6.E. - Share Ownership” above.

s	Our officers receive salaries and related benefits customary to their respective positions. All such agreements have been approved by our respective organs.

s

In October 2000, Elscint’s shareholders approved the annual cost of the employment of Mr. Abraham (Rami) Goren, the then executive chairman of the board of directors of Elscint as $250,000, linked to the Israeli Consumer Price Index, plus reimbursement of Mr. Goren’s expenses incurred in connection with his services to Elscint in the foregoing capacity. There has been no change to Mr. Goren’s employment terms following his election to the Board of Directors of EI and his nomination as Vice Chairman. The agreement between Elscint and Mr. Goren was terminated in April 2006.

s

In December 2002, our shareholders approved the monthly cost of employment of Mr. Shimon Yitzhaki, our President and Director, as $33,750 linked to the Israeli Consumer Price Index. Such cost includes customary social benefits and the use of a car fully maintained by us. In addition, Mr. Yitzhaki is entitled to reimbursement of expenses incurred in connection with his services in the foregoing capacities. Mr. Yitzhaki will devote at least 90% of his working time to us.

s

In August 2003, Elscint’s shareholders approved the annual cost of the employment of Ms. Lavine in her capacity as a director and president of Elscint as $390,000, linked to the Israeli Consumer Price Index, plus reimbursement of Ms. Lavine’s expenses incurred in connection with her services to Elscint in the foregoing capacities. Ms. Lavine has agreed to devote at least 90% of her working time to EI. Regarding termination agreements entered into between us and Ms. Lavine, see below.

s

In March 2005, our shareholders approved an amendment to the terms of employment of Mr. Mordechay Zisser, the Executive Chairman of our Board of Directors, so that the monthly cost of employment of Mr. Mordechay Zisser will be increased to NIS 220,000, with effect as from January 1, 2005. Mr. Zisser’s employment agreement was terminated in July 31, 2005.

s

On May 31, 2006, our shareholders approved an agreement for the receipt of executive chairman services between EI and a management company (the “Management Company”) controlled by Mr. Mordechay Zisser, our Executive Chairman. Under the agreement, the Management Company will provide us with Executive Chairman services (“Services”). The Management Company may provide the Services to our private subsidiaries and/or affiliates. The Services will be provided by Mr. Zisser only, as an employee of the Management Company. Mr. Zisser will devote at least 80% of his time, skills and efforts to his position as Executive Chairman. The control of the Management Company will not be changed during the term of the agreement. We will pay the Management Company a monthly amount of $50,000 plus applicable value added tax as well as reimbursement of expenses. In addition, the Management Company is entitled to other benefits, such as: an appropriate vehicle, telephone, facsimile, mobile phone, computer, printer and modem and we shall bear all their installation costs and all reasonable expenses related thereto. The agreement is for a five-year term commencing retroactively on August 1, 2005, following termination of Mr. Zisser’s previous employment agreement, on July 31, 2005.

Termination of Mr. Zisser’s service as Executive Chairman of the Board for any reason whatsoever will result in an immediate termination of the agreement. Notwithstanding the above, at our request, Mr. Zisser will serve (through the Management Company) in addition to his service as Executive Chairman or in its stead as our director or officer, and in such event, the agreement will remain in effect with regard to the additional or other service of Mr. Zisser in EI. Mr. Zisser has guaranteed all of the Management Company’s obligations as far as they relate to Mr. Zisser and has further guaranteed the Management Company’s indemnification undertakings and responsibility for damages in the event of determination of the existence of employer-employee relations between Mr. Zisser and EI during the period of this agreement.

s

On May 31, 2006, our shareholders approved the payment of an annual bonus to each of Mr. Shimon Yitzhaki, our President and a director who at that time also served as our Chief Financial Officer, and Ms. Rachel Lavine, a former director of the Company, who also served at that time as the president of Elscint and Acting Chief Executive Officer of PC, for 2005 in an amount of $175,000 and for 2006 and any year thereafter in accordance with the following mechanism:

Payment of an annual bonus within 30 days following the approval by the Board of Directors of each year’s audited consolidated financial statements of the Company which will be calculated, as follows: (i) 0.75% of the first NIS 125 million of Profits (as defined below); (ii) 0.875% of Profits between NIS 125 million and NIS 150 million; and (iii) 1% of Profits exceeding NIS 150 million.

For the purposes of determining the annual bonus, “Profits” mean profits of the Company before taxes as disclosed on the Company’s annual audited consolidated financial statements.

On May 29, 2008 the Company’s audit committee has resolved to amend the definition of the term “Profit” for the purpose of the annual bonus calculation and define it as profit before tax and after deduction of the minority interest, based on the Company’s audited consolidated financial statements. Such definition shall be applied, retroactively, to bonuses payable in respect of the years 2007 and thereafter.

The annual bonus will be paid to each of the above, for so long as he or she serve as a director or officer of the Company or of any of the Company’s subsidiaries. Regarding the termination agreements entered into between us and Ms. Levine, including with respect to the payment of such annual bonus, see below.

s

On October 27, 2006 PC entered into a sourcing agreement with our Executive Vice Chairman, Mr. Abraham (Rami) Goren, under which he will be entitled to receive options (the “Options”) to acquire 5% of the holding company through which PC will carry on its operations in India. Where considered appropriate, and by agreement, Mr. Goren will be entitled to take up a 5% interest in specific projects, in which case necessary adjustments will be made at the holding company level. The Options will be subject to a vesting over a three-year period, whereby 60% of the Options have already vested and 20% of the Options will vest each on the following dates: March 31, 2008 and March 31, 2009. If Mr. Goren elects to take up Options in a specific project which commences after any of the vesting dates specified above, an immediate vesting will be allowed in respect of Options which would have vested as of the above dates. The Options may be exercised at any time, at a price calculated in accordance with an agreed upon formula.

Mr. Goren has a cash-in right to require PC to purchase shares held by him following exercise of the Options, at a price to be determined by an independent value. In addition, Mr. Goren has the right to pay the exercise price on a partial exercise of Options by way of the surrender to PC of Options valued at the Exercise Price of the exercised Options. If PC sells its shares in the India holding company to a third party, Mr. Goren’s Options will not be affected. However, if a new investor is allotted shares in the holding company, Mr. Goren’s options will be diluted pro-rata. The share option arrangement will apply to all projects sourced to PC from EI under the terms of the sourcing agreement. The sourcing agreement includes tag-along rights and rights of first refusal.

s

On November 1, 2007, our shareholders approved a service agreement dated October 26, 2006 entered into between PC and Mr. Zisser, the Executive Chairman of the Board of Directors of both the Company and PC. Mr. Zisser will receive an annual salary of $300,000 which will be paid monthly as well as reimbursement of his reasonable expenses incurred by him in the performance of his duties under the service agreement.

The salary will be reviewed by the Board of Directors of PC each year and may be increased at the discretion of PC’s Board of Directors and subject to applicable law. Mr. Zisser waived his right to any entitlement to severance pay under the Israeli Severance Pay Law of 1963 and social benefit. Under Israeli law, waiver of certain social benefits, including severance pay, has no effect and, therefore, the Company is exposed to potential additional payments to Mr. Zisser in an aggregate amount which the Company believes to be not material to the Company.

The service agreement entered into effect on November 1, 2007, with retroactive effect as of October 26, 2006.

Each party may terminate the service agreement by a 12-month prior notice.

s

On November 1, 2007, our shareholders approved and ratified two separate agreements entered into between Ms. Rachel Lavine who served as president of Elscint and acting chief executive officer of PC, and each of the Company and Elscint, dated February 7, 2007, regarding Ms. Lavine’s resignation from her employment by the Company and companies under its control, directly or indirectly (the “Company Group”). The agreement with Elscint provides that Ms. Lavine, who served as President and director of Elscint, shall resign from her positions effective February 7, 2007. Ms. Lavine shall continue to enjoy the same payments and benefits from the date of her resignation until March 31, 2008, of which part constitutes unexploited accumulated vacation days, and part an agreed adjustment period during which time Ms. Lavine shall not be obligated to work.

Ms. Lavine is entitled to the annual bonus payable in respect of the years 2007 and 2008 as a retirement bonus, as approved by our shareholders on May 31, 2006 (see above).

Elscint limited shall pay the tuition fee of Ms. Lavine in the Kellogg-Recanati Executive MBA program in an aggregate amount of $47,000 and shall bear all tax expenses associated with such payment.

Elscint undertook to continue to purchase directors’ and officers’ liability insurance policy which shall cover Ms. Lavine’s liability as a director and/or officer of Elscint and companies under its control, directly or indirectly, in a scope and quality which shall not be less than the existing directors’ and officers’ liability insurance policy, for a period of at least 7 years from the last date upon which Ms. Lavine served as a director or officer of Elscint or companies under its control, directly or indirectly.

The agreement with the Company provides that, effective as of February 7, 2007, Ms. Lavine shall be entitled to: (i) all of the 75,000 options exercisable into our ordinary shares in accordance with our incentive plan; and (ii) all of the 250,000 options exercisable into PC ordinary shares in accordance with PC incentive plan; and same regardless of her continued employment by and/or service as a director in the Company, PC or any other company directly or indirectly controlled by the Company or PC. The remaining terms of each grant under the Company’s and PC incentive plans respectively shall remain unchanged.

We undertook to continue to purchase directors’ and officers’ liability insurance policy which shall cover Ms. Lavine’s liability as a director and/or officer of the Company and companies under its control, directly or indirectly, in a scope and quality which shall not be less than the existing directors’ and officers’ liability insurance policy for a period of at least 7 years from the last date Ms. Lavine serves as a director or officer of the Company or companies under its control, directly or indirectly.

s

On November 1, 2007, our shareholders approved the payment of an annual bonus to Mr. Zisser with respect to the year 2006 and each year thereafter. The calculation of the annual bonus is as follows: (i) 0% of the first NIS 100 million of Profits (as defined below); (ii) 2.5% of Profits between NIS 100 million and NIS 125 million; (iii) 3% of Profits between NIS 125 million and NIS 150 million; and (iv) 3.5% of Profits exceeding NIS 150 million. For the purpose of determining the annual bonus, “Profits” for any year, mean profits of the Company before taxes, as disclosed in Company’s annual audited consolidated financial statements for that year minus such losses before taxes disclosed on Company’s annual audited consolidated financial statements for all years commencing 2007, that had not already been deducted for the purpose of calculating such annual bonus for any previous year. Notwithstanding the above, the annual bonus to be granted to Mr. Zisser shall not exceed NIS 18 million.

On May 29, 2008, the Company’s Audit Committee resolved to amend the definition of the term “Profit” for the purpose of the calculation of the annual bonus and define it as profit before tax and after deduction of the minority interest, based on the Company’s audited consolidated financial statements. Such definition shall be applied, retroactively, to bonuses payable in respect of the years 2007 and thereafter.

s	On November 22, 2007, our Audit Committee and Board of Directors approved and ratified the amendment of employment agreement of two of our officers.

s

On January 17, 2008, our shareholders approved the compensation of Mr. Goren, the Executive Vice Chairman of the Board of Directors, pursuant to an employment agreement between the Company and Mr. Goren and pursuant to an agreement between Elscint for his service as Executive Vice Chairman of the Board of Directors, and the responsibility of business activities of the Company and its subsidiaries, directly or indirectly, in Asia and in particular, India. The annual cost of Mr. Goren’s salary to the Company shall not exceed NIS 2,134,000, linked to increases in the rate of the Israeli consumer price index.

The Company will provide Mr. Goren with a vehicle suitable to his position at the Company and shall bear all costs and expenses in connection with such vehicle, including any tax payments applicable to Mr. Goren related thereto. The Company will also provide Mr. Goren with a telephone, facsimile, mobile phone, internet connection, computer, and laptop and shall bear all installation costs and all reasonable expenses related thereto. Mr. Goren shall be entitled to medical insurance and coverage of Mr. Goren’s liability within the Company’s directors’ and officers’ liability insurance policy.

The agreement does not derogate from any of Mr. Goren’s rights under existing options agreements between the Company and/or its subsidiaries with Mr. Goren. Mr. Goren shall be entitled to participate in existing and/or future grants of shares and options by the Company and its subsidiaries, as decided from time to time by the Audit Committee and Board of Directors of the Company at their sole discretion, and subject to any applicable law.

Mr. Goren has been employed by Elscint, since January 1, 2001. Effective April 1, 2006, all employer-employee relations between Mr. Goren and Elscint have terminated and Mr. Goren has become an employee of the Company. Mr. Goren’s rights in connection with his employment with Elscint shall be fully preserved by the Company as if the Company was Mr. Goren’s employer from January 1, 2001.

The Company paid Mr. Goren an annual bonus for the calendar year 2006 in the amount in New Israeli Shekels as is equal to $150,000.

Elscint will pay Mr. Goren bonuses for the years 2004 and 2005 in the amounts of NIS 450,000 and NIS 250,000, respectively, in respect of the period during which Mr. Goren acted as the Executive Chairman of the board of directors of Elscint.

s

On January 17, 2008, our shareholders approved a sourcing agreement between us and Mr. Goren with regard to the rendering of sourcing services by Mr. Goren in connection with our business activities in India and in other countries in Asia in which Mr. Goren renders such sourcing activities.

In consideration for all and any activities carried out and to be carried out by Mr. Goren pertaining to the sourcing, initiation, operation or management of Business Activities (as defined below) in India and in other countries in Asia in which Mr. Goren renders such services (the “Territory”) for the benefit of the Company and its affiliates (excluding PC and its subsidiaries), as well as for the performance of other activities assigned to Mr. Goren by the Company (the “Sourcing Activities”), Mr. Goren shall be entitled to receive 5% (five percent) of the aggregate issued and outstanding share capital in each entity through which the Company will conduct Business Activities which are initiated in the Territory (the “Investment Vehicle”) during the Sourcing Period, as defined below. In the event the Investment Vehicle is not wholly owned by the Company or its affiliates, Mr. Goren will be allotted that number of shares as is equal to 5% of the issued and outstanding share capital in such Investment Vehicle held by the Company or its affiliates. Mr. Goren’s share in any Investment Vehicle shall be referred to herein as the “Goren Shares”. Mr. Goren shall retain the rights to the Goren Shares to which he is entitled in accordance with the terms of the agreement in perpetuity. In this regard, the term “Business Activity” means any business and/or commercial activity and/or investment activity of any nature or kind which is conducted, carried out and pursued directly or indirectly by the Company and/or its affiliates in the Territory and which was initiated during the Sourcing Period (as defined below), either directly or through the agency of any investment vehicle or otherwise.

The Goren Shares shall not be entitled to receive any distributions (including, but not limited to, payment of dividends, interest, other expenses and principle repayments of shareholder loans, management fees or other payments made to Mr. Goren and any loans provided by the Investment Vehicle to Mr. Goren or his affiliates) from the Investment Vehicle until the Company’s investments (principal and interest calculated in accordance with a mechanism provided for in the agreement) in such Investment Vehicle have been returned in full.

Mr. Goren’s right to receive the Goren Shares in each Investment Vehicle will be subject to vesting over a three-year period, whereby as December 11, 2007, the right to receive 60% of the Goren Shares have already vested and the right to receive 20% of the Goren Shares will vest on each of the following dates: March 31, 2008 and March 31, 2009. The right to receive the Goren Shares in any Investment Vehicle in which the Company or any of its affiliates obtains equity rights after March 31, 2009 shall vest immediately on the earlier of (i) the incorporation of such Investment Vehicle; or (ii) the first acquisition by the Company of the equity rights of such Investment Vehicle. The Goren Shares that are subject to vesting will be held in trust.

Mr. Goren’s right to receive the Goren Shares shall continue to vest, according to the above vesting schedule, for so long as Mr. Goren devotes, in the aggregate, a substantial part of his time and attention to the Sourcing Activities. In the event Mr. Goren ceases for any reason to devote, in the aggregate, a substantial part of his time and attention to the Sourcing Activities as aforementioned (the “Cut-Off Date”), then Mr. Goren’s vesting rights as discussed above (i.e. the remaining vesting of 20% of the Goren Shares on March 31, 2009) shall cease as and from the Cut-Off Date, provided however, that in such event, such Goren Shares that have not yet vested shall vest pro rata from the last vesting date as aforementioned until the Cut-Off Date.

The Company’s obligation to issue the Goren Shares to Mr. Goren shall apply to all Business Activities initiated in the Territory since the Company has commenced its operations in India and shall remain in effect until the date 30 months after the Cut-Off Date (the “Sourcing Period”).

In the event the Company elects to sell all or any of its equity rights in any Investment Vehicle to unrelated third party, Mr. Goren shall have a right of “tag-along” to such sale and the Company shall have a “drag along” right with respect to all of the Goren Shares. If Mr. Goren wishes to sell all or any of his shares in any Investment Vehicle to a third party, the Company shall have a right of first refusal to acquire such shares on the same terms as such shares are offered to the third party). Additionally, Mr. Goren shall have a right of first refusal to purchase, pro rata, new securities (subject to certain exceptions) that any Investment Vehicle proposes to issue and allot to third parties. In the event the Company shall acquire new securities in any Investment Vehicle, the Investment Vehicle shall issue to Mr. Goren on the same date additional equity rights in such Investment Vehicle equal to 5% of the new securities issued to the Company. Mr. Goren shall not be entitled to assign his rights under the agreement, or to transfer the Goren Shares which have vested, to a third party without the prior consent of the Company.

Prior to the consummation of a listing of the equity rights in any subsidiary of an Investment Vehicle (the “Listing Subsidiary”) for trade, Mr. Goren shall have the right to be issued equity rights in the Listing Subsidiary reflecting his indirect percentage interest in the Listing Subsidiary by virtue of his holding the Goren Shares in the relevant Investment Vehicle (being the parent company of the Listing Subsidiary) and to have such shares registered for trading together with the other shares of the Listing Subsidiary. In the event the Company acquires new securities in any Investment Vehicle, the Investment Vehicle shall issue to Mr. Goren additional equity rights equal to 5% of the Company’s new securities. Mr. Goren will also receive registration rights with respect to all of the Goren Shares that have vested.

The Goren Shares shall be subject to the same rights and obligations as the Company’s shares in any Investment Vehicle and rank pari passu in all respects with such Company’s shares including, without limitation, with regard to voting, attendance at meetings and all other rights and obligations, except that the holders of the Goren Shares shall not be entitled to receive any distributions from the Investment Vehicle including in the event of the winding up of the Investment Vehicle or other return of capital, until such time as the Company’s investment has been repaid in full, which will be determined according to the formula set out in the agreement.

Our shareholders further approved on January 31, 2008 the entering of Mr. Goren and PC into a new agreement in substantially the same terms and conditions as the agreement described above between Mr. Goren and the Company (the “New Agreement”) which will replace and supersede the previous share option agreement between Mr. Goren and PC (see above). The New Agreement shall enter into effect following the receipt of the approval of the relevant organs of PC as required under applicable law. However, in the event the New Agreement is not approved by the relevant organs of the Company and PC, as discussed above, the previous agreement shall remain in effect. The share option arrangement will apply to all projects sourced to PC from the Company. The New Agreement was approved by the Company’s shareholders meeting on November 1, 2007.

Indemnification, Insurance and Exemption

For details regarding the grant of insurance, exemption and indemnification to our directors and officers, by EI or our subsidiaries, see “Item 6.B. Compensation - Insurance, Indemnification and Exemptions” above.

Inter-company guarantees

We provide from time to time, guarantees to financial institutions or other unrelated parties in connection with undertakings, monetary and otherwise, that are assumed by our subsidiaries. Details as to material guarantees are provided in “Item 5.B. Liquidity and Capital Resources - Loans” above.

Relationship with Associates

For information regarding transactions with the company holding the Dream Island Project, see “Item 4.B. Business Overview – Shopping and Entertainment Centers – Mixed Use Projects” above.

For information regarding transactions with Gamida Cell Ltd., Olive Software Inc., Easyrun Ltd. and Varcode Ltd. see “Item 4.B. Business Overview – Other Activities – Venture Capital Investments” above.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See our consolidated financial statements included in Item 18 below.

Legal Proceedings

          For information regarding the legal proceeding we are involved in see Note 21B to our financial statements included in Item 18 herein.

          Dividend Distribution Policy

          On January 11, 2007, our Board of Directors, adopted a dividend distribution policy (“Policy”) pursuant to which we will distribute a cash dividend of at least 50% of the surplus accrued by it every year; provided that such dividend does not exceed 50% of the cash flow accrued by us from dividends and repayment of owners’ loans received by us from subsidiaries in that year, all determined in accordance with our audited and consolidated annual financial results. Any distribution of dividends under this policy is subject to specific resolution of our Board of Directors determining our compliance with the distribution criteria, as prescribed in the Companies Law, as may be from time to time, and to any applicable law. In reaching such resolution, our Board of Directors will take into account, inter alia, our liabilities and undertakings towards third parties, our cash-flow needs and financing resources available to us. The Board of Directors is authorized in its sole discretion to change or terminate such policy at any time. The adoption of the policy does not serve to constitute any undertaking towards any third party.

B.	SIGNIFICANT CHANGES

          There are no significant changes that occurred since December 31, 2007, which are not included in the consolidated financial statements included in Item 18 below.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

          Our ordinary shares are listed on the Nasdaq Global Select Market under the symbol “EMITF” and on the TASE.

          Information regarding the price history of the stock listed

          (a) The annual high and low sale prices for our ordinary shares for the five most recent full financial years are:

	Nasdaq		TASE

Year Ended December 31,	High ($)	Low ($)	High ($)	Low ($)

2007	57.43	31.30	58.51	33.16
2006	34.54	15.28	34.82	15.37
2005	19.54	8.9	19.18	9.01
2004	10	6.92	9.97	7.21
2003	7.14	3.70	6.91	3.80

          (b) The quarterly high and low sale prices for our ordinary shares for the two most recent full financial years and the first subsequent quarter are:

	Nasdaq		TASE

Financial Quarter	High ($)	Low ($)	High ($)	Low ($)

2008
Q1	52.54	36.63	56.55	37.65
Q2*	56.09	41.5	56.1	40.39

2007
Q1	39.94	31.30	43.04	33.16
Q2	45.88	39.87	47.70	42.32
Q3	49.75	38.01	52.67	39.15
Q4	57.43	47.05	58.51	48.64

2006
Q1	20.04	15.28	20.05	15.37
Q2	26.2	19.03	26.13	18.4
Q3	26.1	19.84	26.25	20.52
Q4	34.54	25.9	34.82	26.62

          * Through June 26, 2008.

          (c) The monthly high and low sale prices for our ordinary shares during the six months of December 2007 through June 2008 were:

	Nasdaq		TASE

Month	High ($)	Low ($)	High ($)	Low ($)

June 2008*	52.74	42.8	52.53	43.18
May 2008	56.09	43.36	56.10	44.74
April 2008	45.69	40.01	47.16	40.39
March 2008	44.58	36.63	46.42	37.65
February 2008	46.36	42.42	49.00	43.53
January 2008	52.54	41.21	56.55	42.06
December 2007	57.43	50.05	58.51	52.10

          * Through June 26, 2008.

          The closing price of our ordinary shares on Nasdaq on May 31, 2008 was $55.69 and on the TASE was NIS 183 ($56.1).

          The closing prices of our ordinary shares listed on the TASE for each of the periods referred to in the tables above have been translated into dollars using the representative rate of exchange of the NIS to the U.S. dollar as published by the Bank of Israel on the same dates.

B.	PLAN OF DISTRIBUTION

          Not applicable.

C.	MARKETS

          Since our initial public offering in November 1996, our ordinary shares have been traded both on the TASE and on Nasdaq Global Select Market under ticker symbol “EMITF”. Prior to such date, we were a privately held corporation.

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

Transfer Agent

          Our transfer agent in the United States is American Stock Transfer and Trust Company whose address is 59 Maiden Lane New York, New York 10038.

          Purposes and Objects of the Company

          We are a public company registered under the Israeli Companies Law of 1999 as Elbit Imaging Ltd., registration number 52-004303-5. We were incorporated under the name of Elbit Medical Imaging Ltd. and on November 15, 2007, we changed our name to Elbit Imaging Ltd.

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

s	the avoidance of any conflict of interest between the director’s or officer’s position with the company and any other position he fulfills or with his personal affairs;

s	the avoidance of any act in competition with the company’s business;

s	the avoidance of exploiting any of the company’s business opportunities in order to gain a personal advantage for himself or for others; and

s	the disclosure to the company of any information and documentation relating to the company’s affairs obtained by the director or officer due to his position with the company.

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

Board of Directors

          In accordance with our articles of association, the directors may, from time to time, at their discretion, raise or borrow or secure the payment of any sum or sums of money for the purposes of EI. The directors may secure the repayment of such sum or sums in such manner and upon such terms and conditions in all respects as they think fit, and in particular by the issue of notes or note stock of EI charged upon all or any part of the property of EI (both present and future) including its uncalled capital for the time being.

          Neither our memorandum or our articles of association, nor the laws of the State of Israel require retirement or non-retirement of directors at a certain age, or share ownership for director’s qualification, nor do they contain any restriction on directors’ borrowing powers.

          Our Articles of Association provide that the Board of Directors may delegate all of its powers to such committees of the Board of Directors as it deems appropriate, subject to the provisions of the Companies Law. See “Item 6.C Board Practices” above.

Indemnification, exemption and insurance of Directors and Officers

          General - EI’s Articles of Association as amended following the approval of EI’s shareholders meeting dated November 1, 2007 set forth the following provisions regarding the grant of exemption, insurance and indemnification to any director and/or officer of EI, all subject to the provisions of the Israeli Companies Law:

          A. Insurance - EI may insure the liability of any director and/or officer therein to the fullest extent permitted by law. Without derogating from the aforesaid EI may enter into a contract to insure the liability of a director and/or officer therein for an obligation imposed on him in consequence of an act done in his capacity as a director and/or officer therein, in any of the following cases:

(i)	A breach of the duty of care via-a-vis EI or via-a-vis another person;

(ii)	A breach of the fiduciary duty via-a-vis EI, provided that the director and/or officer acted in good faith and had reasonable basis to believe that the act would not harm the Company;

(iii)	A monetary obligation imposed on him in favor of another person.

(iv)	Any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of a director and/or officer in EI.

          B. Indemnification

          (1) EI may indemnify a director and/or officer therein, to the fullest extent permitted by law. Without derogating from the aforesaid, EI may indemnify a director and/or officer in EI for liability or expense imposed on him in consequence of an action made by him in the capacity of his position as a director and/or officer in EI, as follows:

          (i) Any financial liability he incurs or imposed on him in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by a court.

          (ii) Reasonable litigation expenses, including legal fees, incurred by the director and/or officer or which he was ordered to pay by a court, within the framework of proceedings filed against him by or on behalf of EI, or by a third party, or in a criminal proceeding in which he was acquitted, or in a criminal proceeding in which he was convicted of a felony which does not require a criminal intent.

          (iii) Reasonable litigation expenses, including legal fees he incurs due to an investigation or proceeding conducted against him by an authority authorized to conduct such an investigation or proceeding, and which was ended without filing an indictment against him and without being subject to a financial obligation as a substitute for a criminal proceeding, or that was ended without filing an indictment against him, but with the imposition of a financial obligation, as a substitute for a criminal proceeding relating to an offence which does not require criminal intent, within the meaning of the relevant terms in the Companies Law.

(2) EI may give an advance undertaking to indemnify a director and/or officer therein in respect of the following matters:

          (i)          Matters as detailed in section B(1)(i), provided however, that the undertaking is restricted to events, which in the opinion of the Board of Directors, are anticipated in light of the Company’s actual activity at the time of granting the obligation to indemnify and is limited to a sum or measurement determined by the Board of Directors as reasonable under the circumstances. The indemnification undertaking shall specify the events that, in the opinion of the Board of Directors are expected in light of the Company’s actual activity at the time of grant of the indemnification and the sum or measurement, which the Board of Directors determined to be reasonable under the circumstances.

(ii) Matters as detailed in section (B)(1)(ii) and B(1)(iii).

(iii) Any matter permitted by applicable law.

EI may indemnify a director and/or officer therein, save for the events subject to any applicable law.

          The aggregate indemnification amount, shall not exceed the lower of (i) 25% of the shareholders’ equity of the Company as of the date of actual payment by the Company of the indemnification amount (as set forth in the EI’s most recent consolidated financial statements prior to such payment); and (ii) $40 million, in excess of any amounts paid (if paid) by insurance companies pursuant to insurance policies maintained by EI, with respect to matters covered by such indemnification.

          C. Exemption - EI may exempt a director and/or officer therein in advance and retroactively for all or any of his liability for damage in consequence of a breach of the duty of care vis-a-vis EI, to the fullest extent permitted by law.

          D. Insurance, Exemption and Indemnity - General

          The above provisions with regard to insurance, exemption and indemnity are not and shall not limit EI in any way with regard to its entering into an insurance contract and/or with regard to the grant of indemnity and/or exemption in connection with a person who is not a director and/or officer of EI, including employees, contractors or consultants of EI, all subject to any applicable law.

          The above provisions shall apply mutatis mutandis in respect of the grant of insurance, exemption and/or indemnification for persons serving on behalf of EI as directors and/or officers in companies controlled by EI, or in which EI has an interest.

          An undertaking to insure, exempt and indemnify a director and/or officer in EI as set forth above shall remain in full force and effect even following the termination of such director and/or officer’s service with the Company.

          E. Prohibition on the grant of exemption, insurance and indemnification - The Israeli Companies Law provides that a company may not give insurance, indemnification nor exempt its directors and/or officers from their liability in the following events:

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

Rights Attached to Shares

          Our registered share capital consists of a single class of 50,000,000 ordinary shares, par value NIS 1 per share, of which 25,454,524 ordinary shares were issued and outstanding as of May 31, 2008. Such number excludes 2,800,000 shares held by us or for our benefit which do not have any voting or equity right.

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

Rights in the Event of Liquidation and Winding Up

          If the Company is wound up voluntarily, the liquidators may, with the approval of the majority of shareholders at the general meeting, divide among the members in specie any part of the assets of the Company, and may, with such approval, vest any part of the assets of the Company in trustees upon such trusts for the benefit of the members as the liquidators with such approval shall think fit.

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

Anti Takeover Provisions

          The Companies Law prohibits the purchase of our shares in the event the purchaser’s holding following such purchase increase above certain percentages without conducting a tender offer. See “Item 3. D. Risk Factors - Risks Relating to Israel - Anti-takeover provisions could negatively impact our shareholders” above.

Amendment of Articles of Association

          Any amendment to our Articles requires the approval of our shareholders by an ordinary majority. Our Articles of Association were amended in November, 2007 following the approval of our shareholders in November, 2007.

C.	MATERIAL CONTRACTS

          The following is a list of material agreements entered into by us or any of our subsidiaries during the last two years prior to the filing of this annual report:

Shopping and Entertainment Centers

          Sale of Arena Plaza in Budapest, Hungary

          On July 10, 2007, PC has executed a binding agreement for the sale of its entire interest (100%) in a company which holds the rights in and to the Arena Plaza shopping and entertainment center in Budapest (“Arena”) to a UK-based Active Asset Investment Management (“aAIM”).

          The parties further agreed that aAIM would be entitled to receive all rental income of the Arena as and from the closing (November 30, 2007). PC undertook to complete the agreed upon construction works for the completion of the Arena at an agreed amount which was deducted from the purchase price and was deposit into an escrow account.

          The value of the Arena at the closing was determined to be €381 million (NIS 2,156 million; $560.6 million) which was calculated based on gross rentals prevailing at the closing capitalized at agreed yields. Purchase price adjustment will be conducted in respect of additional leases during the two consecutive earn-out periods, which end three months and twelve months respectively following the closing. Notwithstanding the above, the value of the Arena is capped to the amount of € 400 million. The cash consideration, which was paid to PC on January 21, 2008, amounted to €254.8 million (NIS 1,419 million) and was determined according to the value of the Arena together with monetary assets and other debit balances, after deduction of bank and other monetary liabilities pertaining thereto.

          In the framework of this transaction, we have undertaken to indemnify aAIM for certain losses and costs incurred in connection with the sale. The indemnifications include: (i) Indemnifications in respect of integrity of title on the assets and/or the shares sold (i.e.: that the assets and/or the shares are wholly owned and are clean from any encumbrances and/or mortgage etc.), which survive indefinitely and are capped at the full amount of the transaction purchase price; and (ii) Indemnifications in respect of breaches of covenants and the representation and warranties given by us under the sale agreements (such as: development of the project, responsibility to defects in the development project, tax matter and others), which are limited in time (18 months from closing) and are generally capped at 25% of the purchase price.

          Sale of four Operational Shopping and Entertainment Centers in Poland and four Shopping and Entertainment Centers Under Development in Poland and the Czech Republic to Klepierre

          On July 29, 2005, PC signed agreements with Klépierre for the sale of four operational shopping and entertainment centers in Poland and four shopping centers under development in Poland and in the Czech Republic upon their construction. In addition, PC has awarded Klépierre with an option to acquire an additional center under development in Poland (the Lublin Plaza in Poland, then under development), subject to certain conditions. The option was since exercised, as herein-below described.

          The transaction is comprised of two stages.

          Within the framework of the first stage of the transaction (“Stage A”), Klépierre acquired the entire equity and voting rights (100%) of the companies owning four operational shopping centers in Poland (Sadyba Best Center, Krakow Plaza, Ruda Slaska Plaza and Poznan Plaza) as well as the entire outstanding share capital of PC’s Polish subsidiary which operates the operational centers. The consideration was based on asset value of the centers sold which amounted (following purchase price adjustments carried out in 2006) to approximately €213 million. The aggregate net consideration received by us following the aforementioned purchase price adjustments, was approximately €82.9 million.

          Under the second stage of the transaction, the parties have agreed on the future acquisition by Klepierre of all equity and voting rights (100%) in the companies developing two shopping centers in Poland (Rybnik Plaza and Sosnoweic Plaza), two companies developing shopping centers in the Czech Republic (Novo Plaza and Pilzen Plaza) and an option under certain conditions, to acquire all equity and voting rights of a third company developing a shopping center in Poland, upon the fulfillment of certain conditions, on same terms and conditions applicable to the remaining centers (the Lublin Plaza) (“Stage B”). The purchase price of each specific center is to be calculated based on gross rentals prevailing at a date close to delivery, capitalized at agreed yields. A final purchase price adjustment for each of these development centers will be conducted not later than 10 months following delivery, on the basis of actual gross rentals prevailing on their respective adjustment dates, discounted at the agreed yields.

          In June 2006 PC completed the construction of the Novo Plaza shopping and entertainment center and in accordance with the terms of the agreement it was delivered to Klepierre. The asset value of the Novo Plaza, following execution of price adjustment, totaled €43.9 million ($63.6 million; NIS 244.5 million) and the net cash consideration paid to PC amounted to €5 million ($7.4 million; NIS 28.3 million).

          In May 2007 PC has formally completed the hand over of the Rybnik Plaza and the Sosnowiec Plaza shopping and entertainment centers to Klepierre in accordance with the terms of the Stage B agreement. The asset value of such centers amounted to €89.3 million (approximately $131.3 million; approximately NIS 505 million) and the net cash consideration paid to PC for such transactions amounted to €48.2 million (approximately $71 million NIS 273 million).

          In July 2007 PC and its partner in the Lublin Plaza project (“Vendor”) executed an agreement with Klepierre for the sale of their respective interest in the joint venture company holding the Lublin Plaza shopping and entertainment center to Klepierre in accordance with the terms of the Stage B transaction. The asset value (100%) as at closing amounted to €78 million (approximately $114.8 million; approximately. NIS 441.4 million) and the cash consideration paid to PC amounted to € 27.3 million (approximately $40.2 million NIS 154.5 million).

          As at the date of this annual report, the Pilzen Plaza shopping and entertainment center has been completed but is yet to be delivered to Klepierre, which delivery is expected to be carried out during 2008.

          As to the indemnity issued by PC to Klepierre see “Item 5.E. Off-Balance Sheet Arrangements”.

          Sale of Arena Shopping and Entertainment Center in Hertzliya, Israel

          In July 2007, Elscint, our wholly owned subsidiary, has consummated a transaction with Israel Financial Levers Ltd. (“Israel Financial Levers”) for the sale of the “Arena” Shopping and Entertainment Center, located at the Hertzliya Marina in Israel (“Arena Center”), pursuant to which Israel Financial Levers acquired all rights in and to the Arena Center reflecting an asset value of NIS 538 million (approximately $139.9 million) The net consideration received by us was NIS 331 million (approximately $86 million). Following purchase price adjustments, to be calculated based on Arena Center’s adjusted rent revenues (as this term is defined in the agreement) as of June 30, 2009, an additional amount of up to NIS 10.5 million (approximately $2.7 million) may be paid to us.

Hotels Business

          Management agreement with Park Plaza

          For information regarding the management agreement with Park Plaza, see “Item 4.B. Business Overview - Hotels - Management of Hotels - Management Agreement with Park Plaza” above.

General

          Issuance of Series B Notes by PC

          For information regarding the issuance of Series B Notes by PC see “Item 4.A. Business Overview – History and Development of the Company” above and “Item 5.B. - Liquidity and Capital Resources - Liquidity - Other Loans”, below.

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

          The following is a discussion of certain tax laws that may be material to our shareholders, all as in effect as of the date of this report and all of which are subject to changes, possibly on a retroactive basis, to the extent that such laws are still subject to judicial or administrative interpretation in the future. This discussion is not intended, and should not be construed, as legal or professional tax advice and does not cover all possible tax considerations. For further information as to taxes that apply to us and our subsidiaries, see Note 16 to our consolidated financial statements included in Item 18 below.

          WE ENCOURAGE EACH INVESTOR TO CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE ISRAELI, U.S. FEDERAL, STATE, AND LOCAL TAXES.

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

          According to the 2006 Tax Reform, the capital gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003 will be taxed at the rate of 20%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company’s means of control at the time of sale or at any time during the preceding 12 month period), such gain will be taxed at the rate of 25%. In addition, capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%. The real capital gain derived by corporation (which was not subject to the provision of the Inflationary Adjustment Law, prior to the publishing of amendment no. 147 to the Income Tax Ordinance, in 2005) will be subject to tax at the rate of 25%. However, the real capital gain derived from sale of securities, as defined in Section 6 of the Inflationary Adjustment Law, by a corporation, which was subject in 2005 to the provisions of Section 6 of the Inflationary Adjustment Law, will be taxed at the regular corporate tax rate (29% in 2007). Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (in 2007 - 29% tax rate for a corporation and a marginal tax rate of up to 48% for individual).

          The capital gain accrued on the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate.

          Notwithstanding the foregoing, if the shareholder is a non-Israeli resident, then such taxation is subject to the provision of any applicable double tax treaty. Moreover, capital gain derived from the sale of the Shares by a non-Israeli shareholder may be exempt under the Israeli income tax ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the Shares were purchased upon or after the registration of the Shares on the stock exchange, (ii) the seller doesn’t have a permanent establishment in Israel to which the derived capital gain is attributed and (iii) if the seller is a corporation, less than 25% of its means of control or beneficiary rights in the revenues or profits of such corporation, whether directly or indirectly, are held by Israeli resident shareholders. In addition, the sale of the Shares may be exempt from Israeli capital gain tax under an applicable tax treaty.

          Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “the U.S.- Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty generally will not be subject to Israeli capital gains tax unless (i) either such resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or (ii)_the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In the event that the exemption shall not be available, the sale, exchange or disposition of ordinary shares would be subject to such Israeli capital gains tax to the extent applicable; however, under the U.S.-Israel Tax Treaty, such residents should be permitted to claim a credit for such taxes against U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

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

          Under the Israeli income tax ordinance, a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a “Controlling Shareholder” (as defined above)); those rates are subject to a reduced tax rate under an applicable double tax treaty. Thus, under the Double Tax Treaty concluded between the State of Israel and the U.S., the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends - the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an “approved enterprise” under the Israeli Law for the Encouragement of Capital Investments of 1959 - the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

          An Israeli resident company whose shares are listed on a stock exchange is obligated to withhold tax, upon the distribution of a dividend attributed to an Approved Enterprise’s income, from the amount distributed, at the following rates: (i) Israeli resident corporation - 15%, (ii) Israeli resident individual - 15%, and (iii) non-Israeli resident - 15%, subject to a reduced tax rate under an applicable double tax treaty. If the dividend is distributed from an income not attributed to the Approved Enterprise, the following withholding tax rates will apply: (i) Israeli resident corporation - 0%, (ii) Israeli resident individual - 20% (iii) non-Israeli resident - 20%, subject to a reduced tax rate under an applicable double tax treaty.

U.S. Federal Income Tax Considerations

          Subject to the limitations described herein, this discussion summarizes certain U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder. A U.S. holder is a holder of our ordinary shares who is:

s	an individual citizen or resident of the U.S. for U.S. federal income tax purposes;

s

a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any political subdivision thereof or the District of Columbia;

s	an estate, the income of which may be included in the gross income for U.S. federal income tax purposes regardless of its source; or

s

a trust if, in general, (i) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

          Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. holder (a “non-U.S. holder”) and considers only U.S. holders that will own the ordinary shares as capital assets (generally, for investment).

          This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers; who have elected mark-to-market accounting; who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares; U.S. holders that received ordinary shares as a result of exercising employee stock options or otherwise as compensation; U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction; U.S. holders whose functional currency is not the U.S. dollar, real estate investments trusts, regulated investment companies, insurance companies, tax-exempt organizations, financial institutions, grantor trusts; certain former citizens or long term residents of the United States; and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who are, or hold the ordinary shares through, a partnership or other pass-through entity is not considered, nor is the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

          Each holder of our ordinary shares is advised to consult his or her tax advisor with respect to the specific U.S. federal, state, local and foreign tax consequences to him or her of purchasing, holding or disposing of our ordinary shares.

Distributions

          Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” a distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any non-U.S. taxes withheld from such distribution. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15% for taxable years beginning on or before December 31, 2010), provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (a) the stock of the non-U.S. corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the Nasdaq Global Select Market) or (b) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The United States Internal Revenue Service (“IRS”) has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends. See discussion below regarding our PFIC status at “Tax Consequences If We Are a Passive Foreign Income Company.” In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

          Dividends paid by us in NIS will be included in the income of U.S. holders at the dollar amount of the dividend (including any non-U.S. taxes withheld therefrom), based upon the spot rate of exchange in effect on the date the distribution is included in income. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

          Subject to certain conditions and limitations set forth in the Code and the Treasury Regulations thereunder, including certain holding period requirements, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the non-U.S. income taxes withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us generally will be foreign source “passive income” for U.S. foreign tax credit purposes. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the non-U.S. income taxes withheld if they itemize deductions for U.S. federal income tax purposes. The rules relating to foreign tax credits are complex, and U.S. holders should consult their tax advisors to determine whether and to what extent they would be entitled to this credit.

Disposition of Ordinary Shares

          Subject to the discussion below under “Tax Consequences If We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition. Long-term capital gains are subject to a maximum rate of 15% for taxable years beginning on or before December 31, 2010. Capital gain from the sale, exchange or other disposition of ordinary shares held for one year or less is short-term capital gain and taxed at ordinary income tax rates. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. A U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into dollars after the settlement date (in the case of a cash method taxpayer or an accrual method taxpayer that elects to use the settlement date) or trade date (in the case of an accrual method taxpayer) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

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

          A second regime, the “mark-to-market” regime, may be elected so long as our ordinary shares are “marketable stock” (i.e., “regularly traded” on the Nasdaq Global Select Market). Pursuant to this regime, an electing U.S. holder’s ordinary shares are marked-to-market each taxable year that we are a PFIC and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder’s adjusted tax basis in our ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

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

          A U.S. holder making neither the QEF election nor the mark-to-market election is subject to the “excess distribution” regime. Under this regime, “excess distributions” are subject to special tax rules. An excess distribution is either (1) a distribution with respect to shares that is greater than 125% of the average distributions received by the U.S. holder from us over the shorter of either the preceding three taxable years or such U.S. holder’s holding period for our shares prior to the distribution year, or (2) gain from the disposition of our shares (including gain deemed recognized if the ordinary shares are used as security for a loan).

          Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder must include amounts allocated to the current taxable year, as well as amounts allocated to taxable years prior to the first taxable year in which we were a PFIC, in its gross income as ordinary income for that year. All amounts allocated to other taxable years would be taxed at the highest tax rate for each such prior year applicable to ordinary income and the U.S. holder also would be liable for interest on the deferred tax liability for each such year calculated as if such liability had been due with respect to each such year. A U.S. person who inherits shares in a non-U.S. corporation that was a PFIC in the hands of the decedent generally is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death.

          We believe that we were not a PFIC in 2007 or in prior taxable years. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the IRS on our status as a PFIC. In addition, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2008 or in a future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes, or to “mark-to-market” the ordinary shares or to become subject to the “excess distribution” regime.

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

          EI is subject to the informational requirements of the Exchange Act. In accordance with these requirements, EI files annual reports with and furnishes other information to the SEC. These materials, including this annual report and the exhibits hereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. Additionally, copies of the materials may be obtained from the SEC’s website at http://www.sec.gov.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Management of financial risks

          The operations of the Company and its subsidiaries and jointly-controlled companies (in this Item 11, the “Group”) expose it to risks that relate to various financial instruments, such as market risks (including currency risk, fair value risk with respect to interest rates, cash flow risk with regard to interest rates and price risk), credit risk and liquidity risk. The comprehensive risk management program of the Group focuses on actions to reduce the possible negative effects on the financial performance of the Group to a minimum. In certain cases the Group uses derivative financial instruments in order to hedge certain risk exposures.

          The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Company’s Board of Directors has established a continuous process for identifying and managing the risks faced by the Group, and confirms that any appropriate actions have been or are being taken to address any weaknesses. The Board of Directors has established an investment committee, which is responsible for developing and monitoring the Group’s financial risk management policies and determining the EI’s investments in short-term liquidity funds, all in order to preserve money value. The risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

          As of December 31, 2007, the Group had exposure to the following risks that are related to financial instruments:

          1. Foreign currency risk

          The Group has international activities in many countries and, therefore, it is exposed to foreign currency risks as a result of fluctuations in the different exchange rates. Foreign currency risks steam from transactions executed and/or financial assets and liabilities held in currency which is different than the functional currency of the Group’s entity which executed the transaction or hold these financial assets and liabilities. In order to minimize such exposure, the Group policy is to hold financial assets and liabilities in a currency which is the functional currency of the specific entity in the Group. The Company’s functional currency is the NIS and our investees use different functional currencies (mainly the Euro, GBP, US Dollar and the RON). In addition, part of the Company’s long-term loans (mainly Euro and US Dollar) are hedged against the Company’s investments in foreign operations.

          The following table details sensitivity analysis to a change of 10% in the Group’s main foreign currencies items as of December 31, 2007 against their relevant functional currency and their effect on the Company’s statements of income (before tax and before capitalizing any exchange results to qualified assets):

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)

	(in thousand NIS)

Financial assets
Cash and deposits	NIS	US Dollar	+10%	27,030
Cash and deposits	NIS	Euro	+10%	7,973

				35,003

Financial Liablities
Loans at amortized cost	NIS	US Dollar	+10%	(12,786	)(*)
Loans at amortized cost	NIS	Euro	+10%	(24,318	)(*)
Debentures at amortized cost	NIS	US Dollar	+10%	(5,788)
Loans at amortized cost	RON	Euro	+10%	(26,024)
Loans at amortized cost	RON	US Dollar	+10%	(4,236)

				(73,152)

(*)

The effect of the exchange rates result in respect of these financial liabilities will be offset against the exchange rate resulting from our investments in the foreign operations which has the same functional currency.

          2. Price risk

          Marketable securities

          The Company invests in marketable securities based on the investment policy adopted by the Company’s investment committee. In accordance with this policy, the Company will invest up to NIS 500.0 million ($130.0 million) through several Israeli investment houses. The portfolio investment will be divided as follows: up to 15% in shares and at least 85% in government bonds and corporate bonds with a rating of at least A, on a local scale. In addition the portfolio may not include investment in derivative instruments and trust funds.

          The Group’s investments in marketable securities are classified as trading securities and are, therefore, exposed to market-price fluctuations which will be recorded as gains or losses in the statements of income. Capital markets are subject to fluctuations in respect of events over which the Group has no control. Such changes may have an impact on the value of these investments upon realization.

          An increase of 10% in the prices of the Group marketable securities as of December 31, 2007 will increase our finance income by NIS 54.2 million.

          Embedded derivative

          The Group is committed to pay to a financing bank additional exit fee in the event of cash distributions deriving from the sale, disposal, refinancing of the Park Plaza Victoria London, Park Plaza Riverbank and Park Plaza Sherlock Holmes hotels which were financed by the bank loan funds or in the event of other repayment of the loan (the “Transaction”). For more information, see “Item 5.B “- Liquidity and Capital Resources - Other Loans”. The exit fee will be calculated as the amount equivalent to 15% of the difference between the market value of the hotels as determined in such Transaction and the current agreed value of the hotels. In accordance with the IFRSs, the embedded derivative included in the host contracts (i.e.: the loan agreement) is measured at fair value at each balance sheet date. Such measurement is preformed using the Black-Scholes model. One of the most significant parameters which influences the fair value of the embedded derivative is the market value of the underlying assets (i.e.: the value of the hotels which were financed by the loan).

          An increase in the fair value of the above-mentioned underlying assets will cause an increase in the fair value of the embedded derivative which will lead to a loss of NIS 5.3 million.

          3. Credit risk

          The Group holds cash and cash equivalents, short-term investments and other financial instruments in various reputable banks and financial institutions. These banks and financial institutions are located in different geographical regions, and it is the Group’s policy to disperse its investments among different banks and financial institutions.

          Due to the nature of certain Group’s activities, the Group companies which operate the hotels, the image guided treatment and the fashion retail businesses, are not materially exposed to credit risks stemming from dependence on a given customer. The Group examines on an ongoing basis the credit amounts extended to its customers and, accordingly, records a provision for doubtful debts based on such factors it considers as having an effect on specific customers. Trade account receivable as of December 31, 2007 and 2006 included balances due from buyers of trading property in the amount of NIS 1,476 million ($383.8 million) and NIS 23.8 million, respectively. The vast majority of these amounts are secured by non-refundable bank guarantee provided to the Group by the debtor and, therefore, the Group is not exposed to significant risks from such trade receivable.

          4. Interest rate risk

          Fair value risk

          A significant portion of the Group’s long-term loans and notes bear fixed interest rate and, therefore, expose the Group to changes in their fair value as a result of changes in the market interest rate. The vast majority of these loans and notes are measured at amortized cost and, accordingly, changes in the fair value will not have any effect on the statement of income.

          PC’s Series A notes, issued in July 2007, are linked to the Israeli CPI and bear a fixed interest rate of 5% per annum. Consistent with its risk management policies, PC entered into a cross currency interest rate swap transaction, pursuant to which PC will pay six month Euribor + 2.19% interest and receive 5% interest linked to the Israeli CPI with the same amortization schedule as the Series A notes. The derivative is measured at fair value with changes in the fair value are charged to the statements of income. The Series A Notes are designated to fair value through profit and loss since it is significantly reduce a measurement or recognition inconsistently with the said derivative. As a result, the fair value of such notes is exposed to changes in interest rate.

          The following table analyses the change in the fair value of the Series A Notes and the derivative as of December 31, 2007. This analysis assumes that in each case all other parameters affecting the derivative and such notes’ fair value remain constant:

	Scope of change %	Profit (loss)

		NIS thousands

Exchange rate of the Euro against the NIS	+5%	(385)

Change in the Israeli CPI	+2%	164

Change in the interest rate of the debentures	+1%	679

          5. Cash flow risk

          Part of the Group’s long-term loans and notes, as well as long-term loans, receivable bear variable interest rate. Cash and cash equivalents, short-term deposits and short-term bank credit are mainly deposited in or obtained at variable interest rate. Changes in the market interest rate will affect the Group’s finance income and expenses and its cash flow.

          In certain cases the Group uses interest rate swap transaction in order to swap loans with a variable interest rate to fixed interest rate.

          The following table presents the effect of an increase of 2% in the Libor rate with respect to financial liabilities as of December 31, 2007 that are exposed to cash flow risk (before tax and before capitalization to qualifying assets):

Profit (loss)
NIS thousands

Loans, debentures and convertible debentures linked to the US dollar	(12,714)
Loans linked to the Euro	(13,627)
Loans linked to the NIS	(127)

(26,469)

          The following table presents the Group’s long-term financial liabilities classified according to their interest rate and their contractual maturity date:

				Repayment Years

Functional Currency	Linkage Currency	Interest Rate %	Average Interest Rate	1	2	3	4	5	6 and thereafter	Total

€		€5.1 (i)	5.1	3.1	192.7	–	–	–	–	195.8

USD	USD	Libor +3	8.2	–	51.9	–	19.1	–	–	71

€	€	Euribor + 1.5-2.19	4.5	9.1	9.2	9.2	47.3	47.3	348.3	470.4

GBP	GBP	7.3 (i)	7.7	10.5	10.5	10.5	664.5	–	–	696

NIS	US Dollar	Libor + 1.75	7.5	–	76.9	–	–	–	–	76.9

				Repayment Years

Functional Currency	Linkage Currency	Interest Rate %	Average Interest Rate	1	2	3	4	5	6 and thereafter	Total

NIS	€	Euribor + 1.75	5.5	–	242.9	–	–	–	–	242.9

NIS	US Dollar	Libor + 2.65	8.1	–	3.7	11.2	11.2	11.2	18.7	56.

NIS	NIS (linked to CPI)	5-6.3	6.0	–	54	176	217.8	221.2	1,415	2,084

RON	€	Euribor + 4.25	7.2	7.2	28.9	28.9	29	29	132.8	255.8

NIS	NIS	Prime +2.25	7.2	–	6.3	–	–	–	–	6.3
				30	677	235.8	988.9	308.7	1,914.8	4,155.1

(i)	The interest rates on this loan was fixed by swap transactions.

(ii)	See note 17D and 17E to our consolidated financial statements, included in Item 18 of this annual report.

          6. Israeli CPI risk

          A significant part of the Group’s borrowing consists of notes raised by the Group on the TASE and which are linked to the increase in the Israeli CPI. An increase of 3% in the Israeli CPI would have caused an increase in the Group’s finance expenses for the year ended December 31, 2007 (before tax and capitalizations of finance expenses to qualifying assets) in the amount of NIS 62.7 million.

B. Fair value of financial instruments

          The financial instruments of the Group include primarily, cash and cash equivalents, short and long-term deposits, marketable securities, trade receivables, short and long-term other receivables, short- term banks credit, other current liabilities and long-term monetary liabilities.

          Fair value of financial instruments

          The fair value of traded financial instruments (such as: marketable securities and notes of the Company) are calculated according to quoted closing prices as of the balance sheet date, multiplied by the issued quantity of the traded financial instrument as of that date. The fair value of financial instruments that are not traded is estimated by means of accepted costing models, such as: present value of future cash flows which are capitalized at a discount interest at a rate that, in the Company’s assessment, reflects the level of risk that is incorporated in the financial instrument. The Company relies, in part, on a discount interest which is quoted in an active market, as well as on various techniques of approximation that are based, among other things, on quoted interest from financial entities. Estimation of the fair value was computed by means of assessments of future cash flows and a determination of the discount interest rate on dates close to the balance sheet date, that are based, inter alia, on assumptions by the management of the Company. Therefore, for most of the financial instruments, the estimation of fair value presented below is not necessarily an indication of the realization value of the financial instrument as of the balance sheet date. The estimation of fair value is carried out, as mentioned above, according to the discount rates in proximity to the date of the balance sheet and does take into account the variability of the interest rates from the date of the computation through the date of issuance of the financial statements. Under an assumption of other discount rates, different fair value assessments would be received which could be materially different from those estimated by the Company, mainly with respect to financial instruments at fixed interest rate. Moreover, in determining the assessments of fair value, the commissions that could be payable at the time of repayment of the instrument have not been taken into account and they also do not include any tax effect. The difference between the balances of the financial instruments as of the balance sheet date and the fair value as estimated by the Company may not necessarily be realizable, in particular in respect of a financial instrument which will be held until its redemption date.

          Following are the principal methods and assumptions which served to compute the estimation of fair value of the financial instruments:

a)

Financial instruments included in current assets (cash and cash equivalents, deposits and marketable securities, trade receivables, other current assets and non current assets classified as held for sale) - Due to their nature, their fair values approximate to those presented in the balance sheet.

b)

Financial instruments included in long-term receivables- Mainly loans and deposits which bear variable interest rate and, accordingly, their fair value is approximate to those presented in the balance sheet.

c)

Financial instruments included in current liabilities (short-term credit, suppliers, other current liabilities and liabilities associated with non current assets classified as held for sale) - Due to their nature, their fair values approximate to those presented in the balance sheet.

d)

Financial instruments included in long- term liabilities- The fair value of the traded liabilities (notes) is determined according to closing prices as of the balance sheet date quoted on the TASE, multiplied by the quantity of the marketable financial instrument issued as of that date. The fair value of liabilities which carried variable interest rate is approximate to those presented in the balance sheet.

The fair value of non-traded liabilities at fixed rate interest is determined according to the present value of future cash flows, discounted at a rate which reflects, in the estimation of the Group, the level of risk embedded in the financial instrument.

          The following table presents the book value and fair value of the Groups financial liabilities, which are presented in the financial statements at other than their fair value:

	As of December 31,2007

	Book Value	Fair Value

Long- term loans at fixed rate interest	890,870	913,302

Series A, B, C, D, E and F Notes	2,140,640	2,220,974

	3,031,510	3,313,276

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          None.

ITEM 15.	CONTROLS AND PROCEDURES

a.	Disclosure Controls and Procedures.

          Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2007. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2007, our disclosure controls and procedures were (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s management, including our chief executive officer and chief financial officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared; and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

b.	Management’s Annual Report on Internal Control Over Financial Reporting and Attestation Report of Registered Public Accounting Firm

          Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is designed to provide reasonable assurance to our management and the Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline. Our management evaluated the effectiveness of our internal control over financial reporting established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or “COSO”. Based on this evaluation, management has assessed the effectiveness of our internal control over financial reporting, as at December 31, 2007, and concluded that such internal control over financial reporting is effective.

c.	Attestation Report of the Registered Public Accounting Firm

          This annual report includes an attestation report of our registered public accounting firm regarding internal control over financial reporting on pages 4 and 5 of our audited consolidated financial statements set forth in “Item 18 - Financial Statements”, and are incorporated herein by reference.

d.	Changes in Internal Control Over Financial Reporting

          There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) identified with the evaluation thereof that occurred during the year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

          Our Board of Directors has determined that Mr. Zvi Tropp is an “Audit Committee financial expert” as defined in the instructions to Item 16.A. of Form 20-F and is independent in accordance with the Nasdaq listing standards for audit committees applicable to us.

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

          Brightman Almagor & Co., a firm of certified public accountants in Israel and a member firm of Deloitte Touche Tohmatsu, and other Deloitte member firms (where applicable), (“Deloitte”) have served as our independent registered public accounting firm for the fiscal year ended December 31, 2007, for which audited financial statements appear in this annual report on Form 20-F.

(a)	Audit Fees

          “Audit Fees” are the aggregate fees billed for the audit of our annual financial statements; audit in accordance with section 404 the Sarbanes-Oxley Act of 2002, statutory audits and services that are normally provided in connection with statutory and regulatory filings or engagements.

          The aggregate fees billed for professional services constituting Audit Fees, rendered to us by Deloitte in 2006 and 2007 were $506,000 and $857,000, respectively.

(b)	Audit-Related Fees

          “Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit Fees.

          The aggregate fees billed for professional services constituting Audit-Related Fees, rendered to us by Deloitte in 2006 and 2007 were $34,000 and $122,000, respectively. In 2006 Audit-Related Fees included mainly an engagement for issuing a consent letter for incorporation by reference of the auditor’s report which was required for a prospectus for issuing of unsecured non-convertible notes on the TASE. In 2007, Audit-Related Fees included mainly an engagement for issuing a consent letter for incorporation by reference of the auditor’s report which was required for a prospectus for the issuing of notes on the TASE and professional services incurred in respect of pre-clearance correspondence on revenue recognition by InSightec to the SEC in the U.S.

(c)	Tax Fees

          “Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice on actual or contemplated transactions and tax planning such as assistance with tax audits, tax opinions and tax pre-rulings.

          The aggregate fees billed for professional services constituting Tax Fees, rendered to us by Deloitte in 2006 and 2007 were $36,000 and $27,000, respectively. Such services related to tax consulting services provided to us in various issues.

(d)	All Other Fees

          “All Other Fees” are the aggregate fees billed for products and services provided by Deloitte other than as described above.

          The aggregate fees billed for professional services constituting all Other Fees rendered to us by Deloitte in 2006 and 2007 were $924,000 and $0, respectively. Such professional fees incurred by us in 2006 were for professional services related to our preparation to comply with section 404 of the Sarbanes-Oxley Act of 2002 and for the role of reporting accountant for PC for the initial public offering of PC’s shares on the London Stock Exchange.

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

          None of Audit-Related Fees, Tax Fees or Other Fees provided to us by Deloitte were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by Section 10A of the Exchange Act.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

          Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximately dollar value) of shares that may yet be purchased under the plans or programs

August, 2007 (1)	56,500	$41.15	–	–
November, 2007 (2)	24,837	$54.68	–	–
November, 2007 (3)	8,094	$56.57	–	–
December, 2007 (3)	20,754	$55.43	–	–
January, 2008 (3)	42,798	$48.99	–	–
March, 2008 (3)	17,050	$40.80	–	–
April, 2008 (3)	3,300	$42.76	–	–

          (1)           In August 2007, Mordechay Zisser acquired 56,500 Ordinary Shares of EI in various transactions on the TASE in consideration fir approximately $2.35 million.

          (2)          In November 2007, Marina Herzelia (Limited Partnership) 1988, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, by virtue of his control of Control Centers acquired 24,837 Ordinary Shares of EI in various transactions on the TASE in consideration for approximately $1.36 million.

          (3)          Between November 2007 through May 2008, Europe-Israel (our parent) acquired 91,996 Ordinary Shares of EI in various transactions on the TASE in consideration for approximately $4.57 million.

ITEM 17.	FINANCIAL STATEMENTS.

          In lieu of responding to this item, we have responded to Item 18 of this annual report.

ITEM 18.	FINANCIAL STATEMENTS.

          The information required by this item is set beginning on page F-1 of this annual report.

ELBIT IMAGING LTD.

(FORMERLY: ELBIT MEDICAL IMAGING LTD.)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

ELBIT IMAGING LTD.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ELBIT IMAGING LTD
TEL-AVIV, ISRAEL

We have audited the accompanying consolidated balance sheets of Elbit Imaging Ltd. and its subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We did not audit the financial statements of certain consolidated subsidiaries, whose assets constitute 25% and 34% of the total consolidated assets, as of December 31, 2007 and 2006, respectively and whose revenues included in consolidation constitute 7% and 24% of total consolidated revenues for the two years ending December 31 2007, and 2006, respectively. We also did not audit the financial statements of an associated company accounted for by use of the equity method. The Company’s equity of NIS 34.7 million and NIS 32.5 million in this associate’s net assets as of December 31, 2007 and 2006, respectively, and of NIS 4.9 million net loss and NIS 4.9 million net income in this associated company for each of the two years ended December 31, 2007, respectively, are included in the accompanying financial statements The financial statements of those subsidiaries and associate were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar at it relates to the amounts included with respect to those subsidiaries and associate, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of the Company. And it’s subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2007, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

As discussed in Note 21B, claims have been filed against Group companies. For some of those claims petitions have been filed for certification as class actions.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting based on our audit.

Brightman Almagor & Co.

Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel - Aviv, Israel
June 30, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ELBIT IMAGING LTD
TEL-AVIV, ISRAEL

We have audited the internal control over financial reporting of Elbit Imaging Ltd. and its subsidiaries (the “Company”), as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated June 30, 2008, expressed an unqualified opinion on those financial statements.

Brightman Almagor & Co.

Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel - Aviv, Israel
June 30, 2008

ELBIT IMAGING LTD.
CONSOLIDATED BALANCE SHEETS

		December 31

		2007	2006	2007

				Convenience translation (note 2D)

	Note	(in thousand NIS)		US$’000

Current Assets
Cash and cash equivalents	(3)	1,416,710	2,150,871	368,359
Short-term deposits and investments	(4)	700,055	279,112	182,022
Trade accounts receivable	(5)	1,521,521	74,974	395,611
Other receivable	(6)	65,271	80,746	16,971
Prepayments and other assets	(6A)	386,160	125,666	100,406
Inventories	(7)	25,492	24,491	6,628
Trading property	(8)	1,738,213	923,634	451,953
Non-current assets classified as held for sale	(26)	11,120	12,483	2,891

		5,864,542	3,671,977	1,524,841

Non-Current Assets
Deposits, loans and other long-term balances	(9)	109,114	105,784	28,371
Investments in associates	(10)	58,062	55,460	15,097
Property, plant and equipment	(11)	1,761,350	1,622,975	457,970
Investment property and payment on account of investment property	(12)	454,623	562,950	118,207
Other assets and deferred expenses	(13)	148,137	254,210	38,517
Intangible assets	(14)	51,820	7,272	13,474
Deferred taxes	(20)	–	4,997	–

		2,583,106	2,613,648	671,636

		8,447,648	6,285,625	2,196,477

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.
CONSOLIDATED BALANCE SHEETS

		December 31

		2007	2006	2007

				Convenience translation (note 2D)

	Note	(in thousand NIS)		US$’000

Current Liabilities
Short-term credits	(15)	166,469	688,553	43,284
Suppliers and service providers		181,226	155,009	47,121
Payables and other credit balances	(16A)	437,813	204,601	113,836
Other liabilities	(16B)	119,680	13,008	31,118
Liabilities associated with non-current assets classified as held for sale	(26)	30,123	40,513	7,832

		935,311	1,101,684	243,191

Non-Current Liabilities
Borrowings	(17)	4,123,904	2,683,595	1,072,258
Other long-term financial liabilities	(18)	91,685	110,841	23,839
Other long-term liabilities	(19)	12,607	23,129	3,278
Deferred taxes	(20)	55,139	72,145	14,337

		4,283,335	2,889,710	1,113,712

Commitments, Contingencies, Liens and Collaterals	(21)

Shareholders’ Equity	(22)
Share capital and share premium		853,307	853,144	221,869
Reserves		91,629	81,528	23,824
Retained earnings		1,232,399	852,416	320,436
Treasury stock		(138,519)	(138,519)	(36,016)
Loans to employees to acquire Company shares		(3,378)	(3,853)	(878)

Attributable to equity holders of the Company		2,035,438	1,644,716	529,235
Minority interest		1,193,564	649,515	310,339

		3,229,002	2,294,231	839,574

		8,447,648	6,285,625	2,196,477

Dudi Machluf	Shimon Yitzhaki
Chief Financial Officer	CEO, a member of the Board of Directors

Approved by the Board of Directors on: June 30, 2008.

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.
CONSOLIDATED INCOME STATEMENTS

		December 31

		2007	2006	2007

				Convenience translation (note 2D)

	Note	(in thousand NIS)		US$’000

		(Except for per-share data)

Revenues and gains
Commercial centers	(23A)	2,917,616	397,202	758,610
Hotels operations and management	(23B)	395,227	351,610	102,763
Gains from sale of real estate assets	(23C)	62,621	81,794	16,282
Sale of medical systems		49,648	85,824	12,909
Decrease in shareholding of subsidiaries	(23D)	5,310	667,014	1,381
Sale of fashion merchandise		68,139	58,035	17,717

		3,498,561	1,641,479	909,662

Expenses and losses
Commercial centers	(23E)	1,714,253	395,814	445,724
Hotels operations and management	(23F)	330,063	308,623	85,820
Cost and expenses of medical systems operation	(23G)	69,953	71,746	18,188
Cost of fashion merchandise	(23H)	80,308	67,834	20,881
Research and development expenses	(23I)	69,559	73,538	18,086
General and administrative expenses	(23J)	116,992	66,983	30,419
Share in losses (profits) of associates, net		12,667	(736)	3,294
Financial expenses	(23K)	232,062	144,166	60,338
Financial income	(23L)	(91,136)	(25,580)	(23,696)
Other expenses, net	(23M)	38,233	77,048	9,941

		2,572,954	1,179,436	668,995

Profit before income taxes		925,607	462,043	240,667
Income taxes (tax benefit)	(20)	16,288	(1,787)	4,235

Profit from continuing operations		909,319	463,830	236,432
Profit from discontinued operation, net	(26)	10,289	35,665	2,675

Profit for the year		919,608	499,495	239,107

Attributable to:
Equity holders of the Company		539,749	510,803	140,340
Minority interest		379,859	(11,308)	98,767

		919,608	499,495	239,107

Earnings per share - (in NIS)	(23N)
Basic earnings per share:
From continuing operation		20.99	18.83	5.46
From discontinuing operation		0.40	1.41	0.11

		21.39	20.24	5.57

Diluted earnings per share:
From continuing operation		20.18	18.83	5.25
From discontinuing operation		0.40	1.41	0.11

		20.58	20.24	5.36

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD. STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Attributable to the shareholders of the Company

	Share capital	Share premium	Hedging reserves	Stock-based compensation reserve	Foreign currency translation adjustments	Retained earnings	Gross amount	Treasury stock	Loans to employees to acquire Company shares	Attributable to equity holders of the Company	Minority interest	Total shareholders’ equity

	(In thousand NIS)

Balance - January 1, 2006	37,480	789,163	(1,883)	–	(11,209)	465,773	1,279,324	(162,383)	(19,034)	1,097,907	6,067	1,103,974

Exchange differences arising from translation of foreign operations	–	–	–	–	62,301	–	62,301	–	–	62,301	18,404	80,705
Loss on hedge of foreign investments	–	–	–	–	(1,051)	–	(1,051)	–	–	(1,051)	–	(1,051)
Gain on cash flow hedge	–	–	26,801	–	–	–	26,801	–	–	26,801	–	26,801
Related income tax	–	–	(4,838)	–	(3,390)	–	(8,228)	–	–	(8,228)	–	(8,228)

Net gain recognized directly in equity	–	–	21,963	–	57,860	–	79,823	–	–	79,823	18,404	98,227
Transfer to profit and loss on disposal of foreign operations	–	–	–	–	1,315	–	1,315	–	–	1,315	–	1,315
Profit for the year	–	–	–	–	–	510,803	510,803	–	–	510,803	(11,308)	499,495

Total recognized income and expenses	–	–	21,963	–	59,175	510,803	591,941	–	–	591,941	7,096	599,037

Exercise of warrants	28	1,105	–	–	–	–	1,133	–	–	1,133	–	1,133
Dividend paid	–	–	–	–	–	(124,160)	(124,160)	–	–	(124,160)	–	(124,160)
Repayment of loans as a result of the realization by employees of rights to shares	–	–	–	–	–	–	–	–	16,970	16,970	–	16,970
Sale of treasury stock	524	23,055	–	–	–	–	23,579	23,864	–	47,443	–	47,443
Employees share premium	–	1,789	–	–	–	–	1,789	–	(1,789)	–	–	–
Issuance of shares to the minority by a subsidiary	–	–	–	–	–	–	–	–	–	–	612,158	612,158
Purchase of the minority interest	–	–	–	–	–	–	–	–	–	–	(402)	(402)
Stock-based compensation expenses	–	–	–	13,482	–	–	13,482	–	–	13,482	23,543	37,025
Equity component of convertible note issued by a subsidiary	–	–	–	–	–	–	–	–	–	–	1,053	1,053

Balance - December 31, 2006	38,032	815,112	20,080	13,482	47,966	852,416	1,787,088	(138,519)	(3,853)	1,644,716	649,515	2,294,231

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD. STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (CONT.)

	Attributable to the shareholders of the Company

	Share capital	Share premium	Hedging reserves	Stock-based compensation reserve	Foreign currency translation adjustments	Retained earnings	Gross amount	Treasury stock	Loans to employees to acquire Company shares	Attributable to share- holders of the company	Minority interest	Total shareholders’ equity

	(In thousand NIS)

Balance - January 1, 2007	38,032	815,112	20,080	13,482	47,966	852,416	1,787,088	(138,519)	(3,853)	1,644,716	649,515	2,294,231

Exchange differences arising from translation of foreign operations	–	–	–	–	(3,328)	–	(3,328)	–	–	(3,328)	10,233	6,905
Gain on hedge of foreign investments	–	–	–	–	1,859	–	1,859	–	–	1,859	–	1,859
Loss on cash flow hedge	–	–	(8,897)	–	–	–	(8,897)	–	–	(8,897)	–	(8,897)
Related income tax	–	–	1,665	–	(2,953)	–	(1,288)	–	–	(1,288)	–	(1,288)

Net gain (loss) recognized directly in equity	–	–	(7,232)	–	(4,422)	–	(11,654)	–	–	(11,654)	10,233	(1,421)
Transfer to profit and loss on disposal of foreign operations	–	–	–	–	2,328	–	2,328	–	–	2,328	–	2,328
Profit for the year	–	–	–	–	–	539,749	539,749	–	–	539,749	379,859	919,608

Total recognized income and expenses	–	–	(7,232)	–	(2,094)	539,749	530,423	–	–	530,423	390,092	920,515

Initially consolidated company	–	–	–	–	–	–	–	–	–	–	32,415	32,415
Issuance of shares to the Group by a subsidiary	–	–	–	–	–	–	–	–	–	–	12,035	12,035
Issuance of shares to the minority by a subsidiary	–	–	–	–	–	–	–	–	–	–	33,424	33,424
Purchase of minority interest	–	–	–	–	–	–	–	–	–	–	(367)	(367)
Dividend paid	–	–	–	–	–	(159,766)	(159,766)	–	–	(159,766)	–	(159,766)
Repayment of loans as a result of the realization by employees of rights to shares	–	–	–	–	–	–	–	–	638	638	–	638
Employees share premium	–	163	–	–	–	–	163	–	(163)	–	–	–
Stock-based compensation expenses	–	–	–	19,427	–	–	19,427	–	–	19,427	76,450	95,877

Balance - December 31, 2007	38,032	815,275	12,848	32,909	45,872	1,232,399	2,177,335	(138,519)	(3,378)	2,035,438	1,193,564	3,229,002

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD. STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (CONT.)

	Attributable to the shareholders of the Company

	Share capital	Share premium	Hedging reserves	Stock-based compensation reserve	Foreign currency translation adjustments	Retained earnings	Gross amount	Treasury stock	Loans to employees to acquire Company shares	Attributable to share- holders of the company	Minority interest	Total shareholders’ equity

	Convenience translation into US$’000 (note 2D)

Balance - January 1, 2007	9,889	211,938	5,221	3,505	12,471	221,637	464,661	(36,016)	(1,002)	427,643	168,881	596,524

Exchange differences arising from translation of foreign operations	–	–	–	–	(865)	–	(865)	–	–	(865)	2,660	1,795
Gain on hedge of foreign investments	–	–	–	–	484	–	484	–	–	484	–	484
Loss on cash flow hedge	–	–	(2,313)	–	–	–	(2,313)	–	–	(2,313)	–	(2,313)
Related income tax	–	–	433	–	(768)	–	(335)	–	–	(335)	–	(335)

Net gain (loss) recognized directly in equity	–	–	(1,880)	–	(1,149)	–	(3,029)	–	–	(3,029)	2,660	(369)
Transfer to profit and loss on disposal of foreign operations	–	–	–	–	605	–	605	–	–	605	–	605
Profit for the year	–	–	–	–	–	140,340	140,340	–	–	140,340	98,767	239,107

Total recognized income and expenses	–	–	(1,880)	–	(544)	140,340	137,916	–	–	137,916	101,427	239,343

Initially consolidated company	–	–	–	–	–	–	–	–	–	–	8,428	8,428
Issuance of shares to the Group by a subsidiary	–	–	–	–	–	–	–	–	–	–	3,129	3,129
Issuance of shares to the minority by a subsidiary	–	–	–	–	–	–	–	–	–	–	8,691	8,691
Purchase of minority interest	–	–	–	–	–	–	–	–	–	–	(95)	(95)
Dividend paid	–	–	–	–	–	(41,541)	(41,541)	–	–	(41,541)	–	(41,541)
Repayment of loans as a result of the realization by employees of rights to shares	–	–	–	–	–	–	–	–	166	166	–	166
Employees share premium	–	42	–	–	–	–	42	–	(42)	–	–	–
Stock-based compensation expenses	–	–	–	5,051	–	–	5,051	–	–	5,051	19,878	24,929

Balance - December 31, 2007	9,889	211,980	3,341	8,556	11,927	320,436	566,129	(36,016)	(878)	529,235	310,339	839,574

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

	December 31

	2007	2006	2007

			Convenience translation (note 2D)

	(in thousand NIS)		US$’000

CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the year	919,608	499,495	239,107
Income tax expenses (tax benefit) recognized in profit or loss	16,288	(1,787)	4,235
Finance costs recognized in profit or loss	140,926	118,586	36,642
Income tax paid	(2,531)	(5,068)	(658)
Discontinuing operation	(10,289)	(35,665)	(2,675)
Depreciation and amortization (including impairment)	111,520	175,768	28,997
Share in losses of associates	12,667	(736)	3,294
Loss from realization of assets and liabilities	2,790	18,237	725
Stock based compensation expenses	72,226	32,263	18,780
Profit from realization of investments	(60,736)	(80,218)	(15,792)
Profit from decrease in holding in subsidiary	(4,870)	(667,016)	(1,269)
Others	184	(8,031)	48
Trade accounts receivables	(1,442,203)	(40,265)	(374,987)
Receivables and other debit balances	(15,528)	(5,202)	(4,037)
Long-term receivables	234	251	61
Inventories	(2,082)	(2,058)	(541)
Trading property	(693,119)	(287,889)	(180,218)
Payment on account of trading property	(233,286)	(108,515)	(60,657)
Suppliers and service providers	26,092	48,931	6,784
Payables and other credit balances	307,337	13,286	79,911

Net cash used in continuing operations	(854,772)	(335,633)	(222,250)
Net cash provided by discontinued operating activities	1,309	13,872	340

Net cash used in operating activities	(853,463)	(321,761)	(221,910)

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS (CONT.)

	December 31

	2007	2006	2007

			Convenience translation (note 2D)

	(in thousand NIS)		US$’000

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in initially-consolidated subsidiaries (Appendix B)	(135,083)	–	(35,123)
Purchase of property plant and equipment, investment property and other assets	(339,337)	(204,639)	(88,231)
Payment on account of investment property	(203,099)	(24,741)	(52,808)
Proceeds from realization of property plant and equipment, investments and loans	914	918	238
Proceeds from realization of investments in subsidiaries (Appendix C)	483,722	74,532	125,773
Investments in investee and other companies	(18,445)	(16,683)	(4,796)
Investment in long-term deposits and long-term loans	(6,337)	(29,786)	(1,648)
Interest received in cash	84,123	51,414	21,873
Issuance of shares, by a subsidiary, to its minority shareholders	38,286	1,280,108	9,955
Purchase of minority shares in subsidiaries	(16,845)	(447)	(4,380)
Short-term deposits and marketable securities, net	(422,822)	(44,182)	(109,938)

Net cash used in investing activities	(534,923)	1,086,494	(139,085)

CASH FLOWS FROM FINANCING ACTIVITIES
Excercise of options into shares	–	1,133	–
Dividend paid	(159,767)	(124,160)	(41,541)
Interest paid	(250,301)	(193,426)	(65,081)
Issuance of convertible debentures by a subsidiary to its minority shareholders	–	22,979	–
Proceeds from long-term borrowings	1,570,963	2,002,021	408,467
Repayment of long-term borrowings	(138,251)	(710,924)	(35,947)
Proceeds from issuance of treasury stocks	–	59,657	–
Proceeds from repayments of loans as a result of realization by employees of rights to shares	638	16,970	166
Proceed from short-term credit	281,622	235,744	73,226
Repayment of short-term credit	(605,362)	(431,016)	(157,400)

Net cash provided by financing activities	699,542	878,978	181,888

Increase (decrease) in cash and cash equivalents	(688,844)	1,643,711	(179,107)
Cash and cash equivalents at the beginning of the year	2,150,871	489,343	559,249
Net effect on cash due to currency exchange rates changes	(45,317)	17,817	(11,783)

Cash and cash equivalents at the end of the year	1,416,710	2,150,871	368,359

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS (CONT.)

	December 31

	2007	2006	2007

			Convenience translation (note 2D)

	(in thousand NIS)		US$’000

Appendix A –
Non-cash transactions

Acquisition of property plant and equipment, investment property and other assets by credit	13,311	5,078	3,461

Acquisition of minority interest by credit	16,977	–	4,414

Appendix B –
Initially consolidated subsidiaries

Deficit in working capital (excluding cash), net	(62)	–	(16)
Investment property	(168,827)	–	(43,897)
Minority interest	33,806	–	8,790

	(135,083)	–	(35,123)

Appendix C –
Proceeds from realization of investments in subsidiaries

Working capital (excluding cash), net	(9,935)	(6,423)	(2,583)
Long-term receivables, investments and deposits	778	753	202
Property, plant, equipment and other assets	38,773	2,052	10,081
Investment property	603,104	–	156,813
Long term liabilities	(213,363)	(3,382)	(55,476)
Profit from realization of subsidiaries	60,733	5,429	15,792
Realization of capital reserves from foreign currency translation adjustments	(781)	1,315	(203)

	479,309	(256)	124,626
Proceed from realization of subsidiaries which were disposed of in previous years	4,413	74,788	1,147

	483,722	74,532	125,773

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	GENERAL

A.

Elbit Imaging Ltd. (“the Company”) is incorporated in Israel. The Company’s registered office is at 2 Weizman St. Tel Aviv, Israel. In November 2007 the Company’s name was changed from Elbit Medical Imaging Ltd. to its current name. The Company’s shares are registered for trade on the Tel Aviv Stock Exchange and in the United States on NASDAQ.

B.	The Group engages, directly and through its investee companies, in Israel and abroad, mainly in the following areas:

•

Commercial and entertainment centers - Initiation, construction, operation, management and sale of commercial and entertainment centers and other mixed-use in Israel, in Central and Eastern Europe and in India.

	•	Hotels - Hotels ownership, primarily in major European cities, as well as operation, management and sale of same.

	•	Image guide treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment.

•

Other activities – Other activities consisting of (i) investments in real estate assets in India designated for residential projects and other mixed-use projects, (ii) the distribution and sale of fashion retail in Israel, and (iii) venture-capital investments. Other activities also include investments in hospitals and farm dairy plant which are in preliminary stage.

C.	Definitions

Group -	The Company and its Investees.

Investees -	Subsidiaries, joint ventures and associates.

Parent company -	Europe Israel (M.M.S.) Ltd. (“EIL”).

Europe Israel Group -	Europe Israel (M.M.S.) Ltd. and its investee companies.

Control Centers -	Control Centers Ltd. - the controlling shareholder of EIL (“CC”).

Control Centers Group -	Control Centers and its investee companies.

Ultimate controlling party -	The controlling shareholder of Control Centers, Mr. Mordechay Zisser, which also serves as the Company’s Executive Chairman of the Board.

Related parties -	As defined in International Accounting Standard (“IAS”) 24.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES

A.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

B.	(i) First time adoption of IFRSs

These are the Group’s first consolidated financial statements in accordance with IFRSs. The Group’s previous consolidated financial statements were prepared in accordance with Israeli GAAP. In accordance with IFRS 1 (“First Time Adoption of IFRS”) and the SEC release number 33-8879 accepted from foreign private issuers of financial statements prepered in accordance with IFRSs without reconciliation to U.S. GAAP. The Group has presented comparative financial statements only for one year. Accordingly, the transition date to IFRSs is January 1, 2006. An explanation of how the transition to IFRSs has affected the consolidated financial statements of the Group and the exemptions selected by the Group is provided in note 28.

(ii) Basis for preparations

The consolidated financial statements have been prepared on the historical cost basis except for certain property plant and equipment which were measured at the transition date at “deemed cost” (see note 28) and except for financial instruments which are measured at fair value. The principal accounting policies are set out below.

C.	Presentation of the income statements

Based on the Group’s business model, the Group is involved in investment in a wide range of different activities. Accordingly, management believes that its income statements should be presented in the “Single - step form”. According to this form, all costs and expenses (including general and administrative and financial expenses) should be considered as continuously contributing to the generation of the overall revenues and gains. Management is also believes that its operating expenses should be classified by function to: (i) those directly related to each revenues (including general and administrative expenses and selling and marketing expenses relating directly to each operation); and (ii) overhead expenses which serve the business as a whole and are to be determined as general and administrative expenses.

D.	Convenience translation

The balance sheet as of December 31, 2007 and statement of income, statement of changes in shareholders’ equity and statement of cash flows for the year then ended have been translated into U.S. dollar using the representative exchange rate as of that date (U.S.$1.0 = NIS 3.846). Such translation was made solely for the convenience of the U.S. readers. The dollar amounts so presented in these financial statements should not be construed as representing amounts receivable or payable in dollars or convertible into dollars but rather a translation of reported amounts into U.S. dollars, unless otherwise indicated. Such convenience translation is unaudited and is supplementary only and it is not presented in accordance with IFRSs.

E.	Operating cycle

The Group operating cycle in respect of operations relating to the construction of real estate projects designated for sale, which are classified as trading properties is up to five years. Accordingly, assets and liabilites including directly related financial liabilities, are classified as current assets and liabilities. For other Group’s operations it is assumed that the operating cycle is twelve months.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

F.	Basis for consolidation

(i)

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (“Subsidiaries”). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Company.

Material intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Losses applicable to the minority in excess of the minority’s interest in the subsidiary’s equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation (including by a way of loans of the minority to the subsidiary) and it is able to make an additional investment to cover the losses.

(ii)

In instances that the Group acquires minority interest, the difference between the cost of acquisitions and the minority interest’s book value acquired is recognized as goodwill. If the difference is negative it is recognized as an income in the income statements.

When the Group interest is reduced, without loss of control (either by sale or by issuance of shares by the subsidiary)the differences between the consideration received and the book value of the Group’s sold is recognized in income statements.

G.	Interest in joint ventures

A joint venture is a contractural arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control; that is when the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous of the parties sharing control.

Jointly controlled entities are accounted for using the proportionate consolidation method using line by line basis. The financial statements of jointly controlled entities are included in the consolidated financial statements from the date that joint control commences through the date that joint control, ceases.

Where necessary, adjustments are made to the financial statements of jointly controlled entities to bring their accounting policies into line with those used by the Company.

Material intra-group transactions, balances, income and expenses are eliminated in consolidation to the extent of the Group’s interest in the joint ventures.

H.	Investments in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

H.	Investments in associates (cont.)

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group’s share of the net assets of the associate, less any impairment in the value of individual investments. Losses of an associate in excess of the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate) are not recognized, unless the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate at the date of acquisition is recognized as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment.

In circumstances where the Group’s ownership in an investee company (mainly, venture capital investments) is in the form of preferred securities or other senior securities, the Group records equity losses based on the ownership level of the specific associate’s securities or loans extended by the Group to which the equity method losses are being applied.

Gain or loss from issuance of shares by an associate to a third party, is recognized immediately in the statement of income.

Where necessary, adjustments are made for the financial statements of associates to bring their accounting policies into line with those used by the Company.

I.	Buisiness combination under common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Group are accounted for as if the entities have been always combined or, if later, at the date that common control was established. The assets and liabilities acquired are recognized at the carrying amounts recognized previously in the Group’s controlling shareholder’s consolidated financial statements.

J.	Foreign currency

(i) Foreign currency transactions

Each individual entity of the Group presented its financial statements in its functional currency. Transactions in currencies other than each individual entity’s functional currency (foreign currency) are translated at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the foreign exchange rate prevailing at the balance sheet date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to the functional currency at foreign exchange rates prevailing at the dates the fair value was determined.

Exchange differences from the above are recognized in statement of income, except for: (i) exchange differences capitalized to qualified asset (see note 2AF); and (ii) exchange differences recorded in foreign currency translation reserve (see (ii) below).

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

J.	Foreign currency (cont.)

	(ii)	Financial statements of foreign operations

For the purpose of the consolidated financial statements, the assets and liabilities of foreign operations (each has a functional currency of its primary economic environment in which it operates) are translated to the functional currency, which is also the presentation currency of the Company (New Israeli Shekel – NIS) at foreign exchange rates prevailing at the balance sheet date. The revenues and expenses of foreign operations are translated to the functional currency of the Company based on exchange rate as at the date of each transaction or for sake of practicality - using average exchange rate for the period. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at closing date.

Foreign exchange differences arising on translation are recognized directly to foreign currency translation reserve within shareholder’s equity.

Exchange differences on (i)monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur, which form part of the net investment in a foreign operation; and (ii) borrowings used to hedge investments in foreign entities in the same currency have been also included in the foreign currency translation reserve.

Income taxes relating to such exchange differences have also been included in that item of shareholders’ equity.

Upon realization of a foreign operation, in whole or in part (including realization as a result of a decline in holding percentage arising from the issuance of shares to a third party), such foreign currency, translation reserve relating to the realized investment is charged to the income statements.

	(iii)	Rate of exchange of NIS, in effect, in relation to foreign currency (in NIS) are as follows:

	December 31

	2007	2006

US Dollar ($)	3.846	4.225
EURO (€)	5.659	5.564
British Pound (£)	7.710	8.228
Romanian New Lei (RON)	1.567	1.645
Indian Rupee (INR)	0.096	0.095

                      Scope of change in the exchange rate, in effect, of the NIS in relation to the foreign currency (%):

	Year ended December 31

	2007	2006

US Dollar ($)	(8.97)	(8.21)
EURO (€)	1.71	2.16
British Pound (£)	(6.29)	3.62
Romanian New Lei (RON)	(4.74)	11.10
Indian Rupee (INR)	1.05	(5.94)

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

K.	Consumer price index financial liabilities

The Company has Consumer Price Index (“CPI”)-linked financial liabilities that are not measured at fair value through profit or loss. For those liabilities, the Company determines the effective interest rate as a real rate plus linkage differences according to the actual changes in the CPI up to the balance sheet date. This is the same approach taken under Israeli GAAP. As of the balance sheet date, the Company had such CPI-linked financial liabilities in the amount of NIS 2,091 thousand.

A different interpretation of IFRSs exists that would require the effective interest rate for such liabilities to include the anticipated inflation through the applicable payment dates (as opposed to accruing the real interest plus linkage differences based on the actual changes in the CPI up to the balance sheet date).

In Israel, the vast majority of medium and long term loans and borrowings are CPI-linked. Therefore, the Israel Accounting Standards Board submitted an inquiry to the International Financial Reporting Interpretations Committee (“IFRIC”) to clarify the method that should be applied for measuring the effective interest rate for such assets and liabilities under IFRSs. It is not possible to reliably predict IFRIC’s final response to this issue and its implications. If IFRIC’s response will show that the current practice followed in Israel (as applied in these financial statements and as described in this note) is not appropriate under IFRSs, the Company would then be required to change the measurement of such assets and liabilities, possibly through a restatement to its financial statements. In the current circumstances, the Company is unable to reliably assess the potential impact on its financial statements should that be the case.

Rate of increase in the Israeli CPI in 2007 was 3.4% (2006 - decrease of 0.1%).

L.	Cash and cash equivalents

Cash equivalents include unrestricted liquid deposits, maturity period of which, as at the date of investments therein, does not exceed three months.

M.	Financial assets

Financial assets of the Group are classified into the following specified categories: financial assets as ‘fair value through profit or loss’ (“FVTPL”) and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets are recognized and derecognized on a trade date where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets at FVTPL

The Group’s financial assets at this category consist of: (i) marketable securities held for trading (an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking); (ii) derivative that is not designated or effective as a hedging instrument; and (iii) financial asset designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities, which are linked on different basis.

Financial assets at FVTPL are stated at fair value, with any gain or loss recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset. Fair value is determined in the manner described in note 27.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

M.	Financial assets (cont.)

Loans and receivables

The Group’s financial assets at this category consist of trade receivables, deposits in banks, and financial institutions, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market. Loans and receivables are measured at amortized cost using the effective interest method less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables where the recognition of interest would be immaterial.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the assets have been impacted. For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

The carrying amount of the financial asset is reduced through the use of an allowance account. When a trade receivable is uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

N.	Inventories

Inventories are stated at the lower of cost and net realizable value. Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventories using the method most appropriate to the particular class of inventory. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale. The cost of inventories is determined in the following method:

•	Hotel inventory and fashion merchandise - by the “first-in, first-out” method;

•

Imaged guided treatment inventories -raw materials on the basis of moving average cost per unit; finished products on the basis of standard cost, which approximates actual production cost (materials, labor and indirect manufacturing costs).

O.	Trading property

Real estate properties that are being constructed or developed for future sale (inventory) are classified as trading properties and are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Costs of trading properties include costs directly associated with the purchase of trading properties and all subsequent expenditures for the development of such properties as well as borrowing costs capitalized in accordance with the Group’s accounting policy described in item AF.

Cost of trading properties is determined on the basis of specific identification of their individual costs (other than non-specific borrowing costs capitalized to the cost of trading property).

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

P.	Property plant and equipment

(I)

Property Plant and equipment are stated at cost less accumulated deprecation and accumulated impairment losses. Government grants have been deducted from cost of assets for which they have been granted. Cost of land and building include direct construction and supervision costs incurred in the construction period as well as borrowing costs capitalized in accordance with the Group’s accounting policy described in item AF.

Improvements and renovations are charged to cost of assets. Maintenance and repair costs are charged to the statement of operations as incurred. Consideration paid for multiple assets acquired at an aggregate amount (“package”) is allocated to each asset on the basis of relatively fair value.

(II)

Depreciation is calculated by the straight-line method over the assets estimated useful lives. Leasehold improvements are amortized over the estimated useful period of use not exceeding the lease period (including the period of renewal options that the Group intends to exercise).

Annual depreciation rates are as follows:

%

Freehold land	0
Hotels	1.1 - 1.5
Other buildings	2.0 - 2.5
Building operating systems	7.0 (average)
Others (*)	6.0 - 33.0

(*) Consists of motor vehicles, aircraft, office furniture and equipment, machinery and equipment, electronic equipment, computers and peripheral equipment, leasehold improvements, etc.

Q.	Investment property

Investment property is stated at cost less accumulated deprecation and accumulated impairment losses. Cost include direct construction and supervision costs incurred in the construction period as well as borrowing costs capitalized in accordance with the Group’s accounting policy described in item AF. Depreciation is calculated by the straight-line method over the investment property estimated useful lives. The average annual deprecation rate is 2%-2.5%.

The Group classified land acquired with no defined and final designation as an investment property. When the use of a property is defined the Group will transfer the relevant part of the investment in the land to property plant and equipment and/or to trading property as the case may be.

R.	Leasing

Operating lease payments (including prepaid leasehold rights) are recognized as an expense on a straight-line basis over the lease term (including the period of renewal options that the Group intends to exercise).

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

S.	Other assets and deferred expenses

(I)

Operating costs relating to initiation of real estate projects - (prior to finalization of the investment transaction or land acquisition, etc.) are capitalized as incurred, when an investment or a property acquisition transaction is probable, and are charged to the cost of the investment or the real estate project cost upon the execution of the investment or the acquisition. In circumstances where execution of investment or transaction is not probable or the expected economic benefit is doubtful, these costs are charged to the statement of income.

	(II)	Costs of a long-term service contract - are stated at cost and amortized over the service period (5 years).

T.	Goodwill

Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

The Group’s policy for goodwill arising on the acquisition of an associate is described in item H above.

U.	Intangible assets

Intangible assets (excluding goodwill) are stated at cost less accumulated amortization and accumulated impairment losses. Amortization is charged according to the straight-line method over their estimated useful life (usually 10 years)

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

V.	Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current taxes

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted as of the balance sheet date.

Deferred taxes

Deferred taxes are calculated in respect of all temporary differences, including (i) differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit; (ii) differences between the fair value of identifiable assets and liabilities of subsidiaries upon a business acquisition, and their value for tax purposes; and (iii) tax losses and deductions that may be carried forward for future years or used against previous years.

Deferred taxes are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The calculation of tax liabilities (current and deferred) does not include taxes that would have arisen in the event of a realization of investments in certain investee companies or upon receiving their retained earnings as dividends, since it is management’s policy not to realize them or to declare dividend out of their retained earnings, or other form of profit distributions, in the foreseeable future, in a manner which entails additional substantial tax burden on the Group. For certain other Group’s investee companies, which management intention is to liquidate or to distribute their retaining earnings as taxable dividend, tax liabilities (current and deferred) are calculated.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted as of the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax asset is recorded, to the extent that it is probable that it would be realized against future taxable profits. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Current and deferred taxes are recognized as an expense or income in profit or loss, except when they relate to items credited or debited directly to equity, in which case the tax is also recognized directly in equity, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or in determining the excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over cost.

Deferred taxes in respect of exempt profits of an approved enterprise - see note 20.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

W.	Impairment of tangible and intangible assets (excluding goodwill and including investments in assiciates)

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

X.	Financial liabilities and equity instruments issued by the Group

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments are recorded at the proceeds received, net of direct issue costs.

Treasury stocks

Company’s shares held by the Group (“dormant shares”), are presented at cost and deducted from share capital of the Company according to the “treasury stock” method. The sale of “treasury stock” or the issuance of Company’s shares to third parties is recorded based on the fair value of the assets or cash received in consideration thereof or the fair market value of shares issued, as applicable. Income taxes resulting from sale of treasury stock (if any) are charged directly to the shareholders’ equity.

Convertible debentures

The component parts of convertible debentures are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability on an amortized cost basis until extinguished upon conversion or at the instrument’s maturity date. The equity component is determined by deducting the amount of the liability component from the fair value of the convertible debentures as a whole. This is recognized and included in equity and is not subsequently remeasured.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

X.	Financial liabilities and equity instruments issued by the Group (cont.)

Financial liabilities

Financial liabilities of the Group are classified as either financial liabilities at FVTPL or other financial liabilities.

(i) Financial liabilities at FVTPL

Financial liabilities of the Group at this category consist of a derivative that is not designated or effective as a hedging instrument or financial liabilities designated to FVTPL if such designation eliminates or significantly reduces a measurement of recognition in consistency that would otherwise arise. Financial liabilities at FVTPL are stated at fair value, with any gain or loss recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability. Fair value is determined in the manner described in note 27.

(ii) Other financial liabilities

Other financial liabilities of the Group consist of short-term credits, suppliers and service providers, borrowings and other payables, which are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method.

Y.	Derivative financial instruments and hedge accounting

The Group enters into a variety of derivative financial instruments, some of which are intended to manage its exposure to interest rate and foreign exchange rate risk, including interest rate swaps and cross currency swaps and others which are embedded derivatives (see below). Further details of derivative financial instruments are disclosed in note 27 to the financial statements.

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date, other than derivative on equity instruments of investees, the fair value of which cannot be reliably measured and accordingly are measured at cost. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as cash flow hedges. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the derivative is more than 12 months and as a current asset or a current liability if the remaining maturity of the derivative is less than 12 months.

Embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Y.	Derivative financial instruments (cont.)

Hedge accounting

The Group designates certain hedging instruments, which include derivatives, and non-derivatives (borrowings) in respect of foreign currency risk, at either cash flow hedges or hedges of net investments in foreign operations. At the inception of the hedge relationship the entity documents the relationship between the hedging instrument and hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item. Details of the fair values of the derivative instruments used for hedging purposes is described in note 27. Movements in the hedging reserve in equity are detailed in the statement of changes in shareholders’ equity.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognized in profit or loss. Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognized immediately in profit or loss.

Hedges of net investments in foreign operations

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in equity in the foreign currency translation reserve. The gain or loss relating to the ineffective portion is recognized in profit or loss. Gains and losses deferred in the foreign currency translation reserve are recognized in profit or loss on disposal or partial disposal of the foreign operation.

Z.	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is more likely than not (probable) that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation as of the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AA.	Grants from the Office of Chief Scientist (“OCS”)

Certain Group’s invstees are obliged to pay royalties to the OCS in respect of sales of products, the development of which was funded by grants provided by the OCS, at a percentage of their revenues and up to the amount of the grants received. Such grants are recorded in the statements of income if there is reasonable assurance that the grants will not be repaid. Otherwise, the grants are recorded as a liability and are designated at fair value through profit and loss at each balance sheet date.

AB.	Retirement benefit costs

Contributions to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions. For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses are recognized immediately in the statement of income. The retirement benefit obligation recognized in the balance sheet represents the present value of the defined benefit obligation as reduced by the fair value of plan assets.

AC.	Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instrument at the grant date. The Fair value is measured by use of a binomial model or the Black and Sholes model as applicable. The expected life used in the Black and Sholes model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis for each award over the vesting period, based on the Group’s estimate of shares that will eventually vest. Equity-settled share-based payment transactions with other parties are measured at the fair value of the goods and services received, except where the fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service

Modifications to share-based transaction arrangements are recognized if the effects of modifications increase the total fair value of the share-based payment transaction or are otherwise beneficial to the employee. The incremental fair value granted is the difference between the fair value of the modified equity instrument and that of the original equity instrument, both estimated as at the date of the modification. If the modification occurs during the vesting period, the incremental fair value granted is recognized for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognized over the remainder of the original vesting period. If the modification occurs after vesting date, the incremental fair value granted is recognized immediately, or over the vesting period if the employee is required to complete an additional period of service before becoming unconditionally entitled to those modified equity instruments.

In some cases the grant date is determined following certain organ approvals and after the employees begun rending services to the Group (“Commencement Date”).In these cases the Group estimates the fair value at the end of each reporting period and recognizes it at services received during the period between Commencement Date and grant date. Once the grant date is established the Group revises the earlier estimates so that the amounts recognized for service received are based on grant date fair value.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AC.	Share-based payments (cont.)

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

The above policy is applied to all equity-settled share-based payments that were granted after November 7, 2002 that vested after January 1, 2006 (the date of transition to the IFRSs).

Loans granted to employees for purchasing the Company’s shares which constitute the sole security for the loans’ repayment, and which shall be repaid out of proceeds of the sale thereof, are included in the balance sheet as a deduction from shareholders’ equity.

AD.	Revenue recognition

(i)

Revenues from the leasing of property and management fees, as well as other revenue relating to the operations of commercial and entertainment centers, are recognized over the term of the lease and/or the service.

	(ii)	Revenues from hotel operations are recognized upon performance of service.

	(iii)	Revenues on sales of real estate assets and trading properties are recognized when all the following conditions are satisfied:

		a.	the enterprise has transferred to the buyer the significant risks and rewards of ownership of the goods;

		b.	the enterprise retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

		c.	the amount of revenue can be measured reliably

d.

it is probable that the economic benefits associated with the transaction will flow to the enterprise (including the fact that the buyer’s initial and continuing investment is adequate to demonstrate commitment to pay);

		e	the costs incurred or to be incurred in respect of the transaction can be measured reliably; and

		f.	there are no significant acts that the Group is obliged to complete according to the sale agreement.

For the Group, these conditions are usually fulfilled upon the closing of a binding sales contract.

For sales transactions with some degree of continuing involvement (for example, in a form of a guarantee to the buyer), revenues recognized at date of sale is reduced by the estimated exposure to loss measured at fair value related to the continuing involvement.

In circumstances where the terms of the transaction provide for the Group to receive additional consideration which is contingent upon fulfillment of certain conditions without risk of loss, and the transaction otherwise qualifies for profit recognition, the contingent future profits are recognized when the contingency is resolved.

The Group includes provisions for expenses for further works to be provided on real estate assets already delivered to the buyer.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AD.	Revenue recognition (cont.)

(iv)

Revenues from sale of medical products recognized when all the following conditions have been satisfied: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred or services have been rendered; (c) the amount of revenue can be measured reliably; and (d) it is probable that the economic benefits associated with the transaction will flow to the entity. For sale arrangements which include multiple deliverables such as system sales, installation at the customer’s site and training, the revenue is recognized by reporting the consideration to the deliverables. If there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the Company allocates the arrangement consideration to the separate units of accounting based on their relative fair value. In instances, which there is objective and reliable evidence of the fair value of the undeliverable item in an arrangement but no such evidence for the delivered item, the Company allocates the arrangement consideration to the deliverables using the residual method.

(v) Service revenues from product support agreements are recognized ratably over the service period.

(vi) Revenues from the sale of goods in the retail industry are recognized upon delivery.

AE.	Research and development costs

Research costs are charged to the statement of income, as incurred. Development costs are recognized as an asset when it is probable that the expected future economic benefits associated with them will flow in to the Group and they can be reliably measured. Otherwise, such costs are charged to the statement of income as incurred.

AF.	Capitalization of borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized to the cost of those assets. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Non-specific borrowing costs are capitalized to qualified assets not financed by specific borrowing, by using a rate constituting a weighted average of the costs in respect of the Group’s borrowings not specifically capitalized. Capitalization of borrowing to assets continues, generally, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Borrowing costs qualified for capitalization includes mainly: Interest expenses (including consumer price index linkage), amortization of cost of raising debt and foreign exchange on borrowing to the extent that they are considered as an adjustment to interest costs.

The borrowing costs eligible for capitalization also include the net cash cost on an accruals accounting basis of a swap which is measured at FVTPL and is related to a debenture measured also at FVTPL because it eliminates or significantly reduces an accounting mismatch.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AG.	Earnings (loss) per share

Basic earnings (loss) per share is computed with regard to income or loss attributable to the Company’s ordinary shareholders, and is calculated for income (loss) from continuing operations attributable to the ordinary shareholders of the reported entity, should such be presented. Basic earnings per share is to be computed by dividing income(loss) attributed to holders of ordinary shares of the Company (numerator), by the weighted average of the outstanding ordinary shares (denominator) during the period.

In the computation of diluted earnings per share, the Company adjusted its income (loss) attributable to its ordinary shareholders for its share in income (loss) of investees by multiplying their diluted EPS by the Company’s holding in the investees including its holding in dilutive potential ordinary share of the investee and the weighted average of the outstanding shares for the effects of all the dilutive potential ordinary shares of the Company.

AH.	Statement of cash flows

Interest and dividend received from deposits and investments are included as cash flow from investing activities. Dividend paid to the Company’s shareholders and interest paid on the Group’s borrowing (including interest capitalized to qualifying assets) are included as cash flow from financing activities.

AI.	Critical judgment in applying accounting policies and use of estimates

In the application of the Group’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The followings are the critical judgments and key sources of estimation uncertainty, that management has made in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognized in financial statements.

	a.	Use of estimates

		(i)	Litigation and other contingent liabilities

The Group is involved in litigation and other contingent liabilities in substantial amounts including certification request for class action (see note 21B). The Group recognizes a provision for such litigation when it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The Group evaluates the probability and outcome of these litigations based on, among other factors, legal opinion and consultation and past experience. The outcome of such contingent liabilities may differ materially from management’s assessment. The Group periodically evaluates these assessments and makes appropriate adjustments to the consolidated financial statements. In addition, as facts concerning contingencies become known, the Group will reassess its position and make appropriate adjustments to the consolidated financial statements.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AI.	Critical judgment in applying accounting policies and use of estimates (cont.)

	a.	Use of estimates (cont.)

		(ii)	Share based payment arrangements

The Group has adopted several stock based compensation arrangements to employees, directors and service providers. Stock based compensation arrangements are measured at fair value. Fair value is usually determined using an option pricing model which requires management to make judgment and assumptions regarding a number of variables. In determining the appropriate option model for each option plan adopted by the Group, the Group uses the advice of professional advisers. These variables include, but not limited to:

(1)

Share price in respect of options plans adopted by the Group’s private investees which has no quoted market price. The Group generally uses the price per share determined at the last investment round prior to the measurement date. Nevertheless, there is no assurance that such price reflects the accurate share price.

(2)

Expected stock price volatility over the term of the plan. The expected volatility for share based transactions adopted by the Company and its public traded investees are determined base on the market price of the share in the past years. Non- traded companies used excepted volatility of public traded companies with similar operations since they have no historical data.

(3)

Actual and projected employee stock option exercise behaviors - the assumption in respect of (i) the forfeitures rate of options; (ii) the exercise coefficient (i.e.: the price per share in which it is expected that an employee will exercise the options); and (iii) the expected estimated term the options would be held by the employees, are determined generally based on past experience.

Although the fair value of stock based compensation arrangements determined using an option-pricing model, it may not be indicative of the fair value observed in a willing buyer / willing seller market transaction. In addition, under different assumptions or conditions the fair value of these options plans may yield a different result.

		(iii)	Accounting for income taxes

The calculation of the Group’s tax liabilities involves dealing with uncertainties in the application and/or interpretation of complex tax laws, tax regulations and tax treaties, in respect of various jurisdictions in which the Group operates and which frequently vary.

In addition, tax authorities may interpret certain tax issues in a manner other than that which the Group has adopted. Should such contrary interpretive principles be adopted upon adjudication of such cases, the tax burden of the Group may be significantly increased.

In calculating its deferred taxes, the Group required to evaluate (i) the probability of the realization of its deferred income tax assets against future taxable income and (ii) the anticipated tax rates in which its deferred taxes would be utilized.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AI.	Critical judgment in applying accounting policies and use of estimates (cont.)

	a.	Use of estimates (cont.)

		(iv)	Embedded derivatives financial instruments

The Group is committed to pay to a financing bank an additional exit fee in the event of cash distributions deriving from the sale, disposal, refinancing of the hotels which were financed by the bank loan funds or in the event of other repayment of the loan (“Transaction”). The exit fee will be calculated as the amount equivalent to 15% of the difference between the market value of the hotels as determined in such Transaction and the current agreed value of the hotels.

The exit fee is considered as an embedded derivative in accordance with IAS 39 and it should bifurcated form the loan contract and measured at fair value at each balance sheet date. The Group determined the fair value of the exit fee using an economic model which requires management to make judgment and assumptions regarding a number of variables. In determining the appropriate model the Group uses the advice of professional advisers. These variables include, mainly the following:

(1) Since the underlying assets (i.e.: the hotels) do not have quoted market price, their fair value was determined based on valuation techniques which also contain significant estimates and judgment.

(2)

Expected hotel fair value volatility was computed according to comparable hotel holdings firms in the real estate industry. Such determination involves a significant degree of judgement since the Group has to choose public companies which have similar operations and risks as the hotels that are subject to the agreement.

(3)

In accordance with the agreement, the exit fee is payable in several cases through the duration of the loan agreement. Management has to use critical assumption regarding the probability and the term for a Transaction to occur in order to determine the expected useful life of the embedded derivative.

		(v)	Potential penalties, guarantees issued and expired building permits

Penalties and guaranties are part of the on-going construction activities, and result from obligations the Group have towards third parties, such as banks and municipalities. The Group’s management is required to provide estimations about risks evolving from such potential guarantees or penalties that the Group might have to pay. In addition, the Group is subject to authorizations from local authorities in respect of building permits. It may occur (such as in the case of Helios Plaza Project, see note 8 B. (8)) that building permits will expire and might cause additional costs and expenses to the Group, delays or abandoned of construction works.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AI.	Critical judgment in applying accounting policies and use of estimates (cont.)

	a.	Use of estimates (cont.)

		(vi)	Valuation of debentures and the derivative associated to it.

Series A debentures issued by Plaza Centers N.V (“PC”) are measured at fair value. As of the balance sheet date PC’s debentures are not traded in the stock exchange and therefore have no quoted prices. Accordingly the valuation is done by relying on third party professional services. The calculation of the fair value is sensitive to changes in market conditions and is based on assumptions that are reasonable but can not be virtually guaranteed. The debentures were listed for trade in the Tel Aviv Stock Exchange subsequent to the balance sheet date and therefore the fair value in the following periods will be determined based on the debentures price in the TASE.

As mentioned in note 9A.(5), PC has executed a swap transaction with an Israeli bank in order to swap the interest rate of the debenture from NIS linked to the CPI to Euro. The derivative is measured at fair value at each balance sheet date. The valuation of the derivative is done by relying on third party professional services. The calculation is sensitive to changes in market conditions and is based on assumptions that are reasonable but can not be virtually guaranteed. PC is using the same valuator as the one mentioned above, and by that improving the link between the derivative and the financial instrument to which the derivative was created.

	b.	Critical judgement in applying accounting policies

		(i)	Revenue recognition from sale of trading property

Revenues from sale of real estate assets are recognized when all the criteria mentioned in item AD below are met. Determination whether these criteria have been met for each sale transaction, requires a significant judgment by the Group management.

Significant judgment is made in determination whether, as of the balance sheet date, the Group has transferred to the buyer the significant risks and rewards associated to the real estate assets sold. Such determination is based on an analysis of the terms included in the sale agreement executed with the buyer as well as an analysis of other commercial understandings with the buyer in respect of the real estate sold. Generally, the sale agreement with the buyer is signed during the construction period and the consummation of the transaction is subject to certain conditions precedents which have to be fulfilled prior to delivery. Revenues are, therefore, recognized when all the significant conditions precedent included in the agreement have been fulfilled by the Group and/or waived by the buyer prior to the balance sheet date.

The delivery of the commercial center to the buyer is generally executed close to the end of construction and to the opening of the commercial center to the public. As a result, the Group has to use estimates in order to determined the costs and expenses required to complete the construction works which, as of the delivery date, has not been completed and/or been paid in full.

Generally, the Group is provided with a bank guaranty from the buyer for the total estimated proceeds in order to secure the payment by the buyer at delivery. Therefore, the Group does not inherent any significant risks in respect of payment of the proceeds by the buyer.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AI.	Critical judgment in applying accounting policies and use of estimates (cont.)

	b.	Critical judgement in applying accounting policies (cont.)

		(ii)	Capitalization of costs

The Group capitalize direct acquisition, construction and development costs (including initiation, pre-development financing costs, and others), as and from the pre-acquisition stage until the time that construction of such real-estate project is completed and its development is ready for its intended use. The Group’s cost capitalization method requires the use of management estimates regarding the fair value of each project component. Management’s estimation is also required in determining whether it is probable that a real estate project in its pre acquisition stage or in its early stage would be executed. Actual results may differ from these estimates and anticipated returns on a project, as well as the gain or loss from disposal of individual project components, could vary significantly from estimated amounts.

The Group is capitalizing finance expenses to real estate assets under construction commencing from the starts of the Group’s activities for the preparation of the assets for its intend use or sale. Such determination requires management to use critical estimations and assumptions as well as management judgment to determine whether a specific asset under construction or development is qualified for capitalization. Borrowing costs qualified for capitalization includes mainly: Interest expenses (including linkage to the CPI), amortization of cost of raising debts and foreign exchange on borrowing to the extent that they are considered as an adjustment to interest costs. In order to determine whether foreign exchange differences are considered as an adjustment to the interest expenses, management is required, for each specific loan, to evaluate the alternative borrowing cost for a loan that would have been provided in the functional currency of the borrower in the same term and conditions as the actual loan. Such determination requires management to use considerable degree of judgement and estimations. In addition, the Group used critical judgement in respect of capitalization of non-specific borrowing costs to qualified assets in the consolidated financial statements.

AJ.	New accounting standards and clarifications issued that are not yet effective

The following are new accounting standards and amendmends to standards that have been issued by the IASB, and clarifications to them issued by the IFRIC (International Financial Reporting Interpretations Committee), as of the date of approval of the financial statements, which are applicable, or are expected to be applicable, to the Group, and which have not yet become effective.

(1)

IFRS 3, Business Combinations (Revised) - the new standard stipulates the accounting treatment for business combinations. Among other things, the standard determines measurement provisions for contingent consideration in business combinations which is to be evaluated as a derivative financial instrument. The transaction costs directly connected with the business combination will be recorded to the statement of operations when incurred. Minority interests will be measured at the time of the business combination at their share in the fair value of the assets, (including goodwill), liabilities and contingent liabilities of the acquired entity, or at their share in the fair value of the net assets, as aforementioned, but excluding their share in the goodwill. As for business combinations where control is achieved after a number of acquisitions (acquisition in stages), the earlier purchases of the acquired company will be measured at the time that control is achieved at their fair value, while recording the difference to the statement of operations. The standard will apply to business combinations that take place from January 1, 2010 and thereafter. Earlier adoption is possible, provided that it will be simultaneous with early adoption of IAS 27 (revised). Management of the Company estimates that, the implementation of the standard will have no material effect on the financial statements of the Group.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AJ.	New accounting standards and clarifications issued that are not yet effective (cont.)

(2)

IFRS 8, Operating Segments - the standard itemizes how an entity must report on segments reporting in the annual financial statements and makes reference to selected details with respect to segments reporting in interim reports. In addition, the standard relates to the disclosure that is necessary in connection with products and services, geographical regions and principal customers. The standard will apply to annual reporting periods commencing on January 1, 2009, with restatement of comparative figures upon the initial adoption of the standard. The standard permits earlier adoption. At this stage, the management of the Company is unable to assess the effect of implementing the standard on its financial condition and results of operations.

(3)

IAS 1, Presentation of Financial Statements (Revised) - In the framework of the amendment to this standard, changes were made in the current presentation format of financial statements, and the presentation and disclosure requirements for financial statements were also expanded, including the presentation of an additional report known as “the statement of comprehensive income”, and the addition of a balance sheet as of the beginning of the earliest period presented in the financial statements in cases of a retroactive change in accounting policies or in cases of a restatement. The standard will apply to reporting periods that begin on January 1, 2009. The standard permits earlier implementation. At this stage, the management of the Company is unable to assess the effect of implementing the standard on the financial statements.

(4)

IAS 23, Borrowing Costs (Revised) - the standard stipulates the accounting treatment of borrowing costs. The standard eliminates the possibility recognition of borrowing costs related to qualified assets in the statement of operations. The standard will apply to borrowing costs that relate to qualifying assets as to which the capitalization period commences after January 1, 2009. The standard permits earlier implementation. Management of the Company estimates that the application of the standard will not affect the financial statements of the Group.

(5)

IAS 27, Consolidated and Separate Financial Statements (Revised)- the standard provide the accounting treatment of consolidated and separate financial statements. Among other things, the standard stipulates that transactions with minority shareholders, in the context of which the Company retains control before and after the transaction, will be treated as capital transactions. In respect of transaction with the minority, subsequent to which the Company do not have control in the subsidiary, the investment will be measured at fair value as of that date, with the difference as compared to investment’s book value to be recorded to the statement of operations. The minority interest in the losses of a subsidiary, which exceed its share in the subsidiary’s shareholders’ equity, will be charged to the minority interest in every case, while ignoring its obligations and ability to make additional investments in the subsidiary.

The provisions of the standard will apply to annual financial reporting periods which start on January 1, 2010 and thereafter. Earlier adoption is permitted, provided that it will be done simultaneous with early adoption of IFRS 3 (revised). The standard will be implemented retrospectively, excluding a number of exceptions, as to which the provisions of the standard will be implemented prospectively. At this stage, the management of the Company is unable to assess the effect of implementing the standard on its financial condition and results of operations.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AJ.	New accounting standards and clarifications issued that are not yet effective (cont.)

(6)

Addendum to IFRS 2, share based payments- vesting conditions and cancellation - the addendum to the standard determined the vesting conditions which have to be taken into account in fair value measurement of share based payment arrangements. In addition the addendum explain the accounting treatment in instruments without vesting conditions and cancellations. The addendum will apply to annual reporting periods commencing on January 1, 2009.Earliy adoption is permitted. At this stage, the management of the Company is unable to assess the effect of implementing the standard on its financial condition and results of operations.

(7)

Addendum to IAS 32, financial instruments: presentation and IAS 1 presentation of financial statements - the addendum to IAS 32 change the definition of financial liability, financial assets and equity instrument. The addendum determined that certain financial instruments, which can be realized at the option of the holder, will be classified as equity instruments. The addendum will apply to annual reporting periods commencing on January 1, 2009.Earliy adoption is permitted. At this stage, the management of the Company is unable to assess the effect of implementing the standard on its financial condition and results of operations.

(8)

Clarifications issued by the IFRIC (International Financial Reporting Interpretations Committee) as of the date of approval of the financial statements and amendment to existing standards are presented below, are not yet effective and, in the opinion of the Company’s management, are not applicable or are not materials to the Group:

		a)	IFRIC 11, Group and Treasury Share Transactions- transactions in shares of the company carried out by the Group.

		b)	IFRIC 12, Service Concession Arrangements- concession arrangements for the rendering of services.

		c)	IFRIC 13, Customer Loyalty Programs- customer loyalty programs.

d)

IFRIC 14, the Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction- ceiling of an asset for defined benefit programs; minimal financing requirements and the interaction between them.

NOTE 3 –	CASH AND CASH EQUIVALENTS

	December 31

	2007		2006

	Interest rate

	%	(in thousand NIS)

Euro	3.5-3.7	430,459	1,199,834
NIS	4.5-5.3	276,830	665,026
US dollar	5.0-5.22	318,521	244,199
Indian Rupee	5.5	339,425	–
British Pound	4.0	29,276	19,762
Other (mainly, Forint, Zloty and Ron)	1.0-3.0	22,199	22,050

		1,416,710	2,150,871

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –	SHORT-TERM DEPOSITS AND INVESTMENTS

A.	Composition:

	December 31

	2007		2006

	Interest rate

	%	(in thousand NIS)

Bank deposits:
US dollar	5.0-5.1	88,775	73,595
Euro		–	21,606
Euro	(i)	56,196	–
Other	1.0-3.0	5,942	34,504
In NIS		–	8,651

		150,913	138,356

Marketable securities held for trading:
Government bonds		246,426	122,685
Corporates bonds		175,474	–
Shares		120,394	2,301

		542,294	124,986

Current Maturities of long-term loans and receivables		6,848	15,770

		700,055	279,112

(i)

On December 22, 2007 the Group entered into a transaction with a financing institution, according to which the Group invested an amount of € 10.0 million (NIS 55.6 million) for a period of 15 years in a note which bear interest of 12% per annum, which is payable if the margin between the 30 years Euro swap interest rate and the 10 years Euro swap interest rate (measured on a daily basis) is higher than the accrual barrier as stipulated in the agreement. The interest is payable quarterly commencing March 2008.The issuer has a call option to redeem the note(in part or in whole) on June 20,2008 and each quarter thereafter by giving 5 days prior notice.

Subsequent to the balance sheet date, the Group has entered into € 25.0 million (NIS139.1 million) credit line agreement with another financial institution for the purpose of investing the credit funds in a similar aforementioned notes. The credit line bears an interest rate which shall be the monthly average EONIA (Euro Over Night Index Average) rate plus a margin of 0.5% per annum and shall become due for repayment in January 2009.The Group can repay the loan at any time either in full or in part. The sole security for the loan is the notes issued to the Group.

B.	Liens – see note 21D.

NOTE 5 –	TRADE ACCOUNTS RECEIVABLE

	December 31

	2007	2006

	(in thousand NIS)

Outstanding accounts (*)	1,532,238	85,532
Less - allowance for doubtful debts	(10,717)	(10,558)

	1,521,521	74,974

(*)	Include receivable in respect of realization of trading property amount to NIS 1,476 million and NIS 23.8 million as of December 31, 2007 and December 31, 2006, respectively. See note 8C.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –	OTHER RECEIVABLE

	December 31

	2007	2006

	(in thousand NIS)

Income taxes	2,193	1,714
Other government institutions	42,284	55,844
Related parties	8,060	5,993
Receivable in respect of realization of investment (i)	–	7,022
Other	12,734	10,173

	65,271	80,746

(i)	See note 11C(2).

NOTE 6A –	PREPAYMENTS AND OTHER ASSETS

	December 31

	2007		2006

	Interest rate

	%	(in thousand NIS)

Restricted bank deposits designated for acquisition of trading property (i)
Euro	3.4-3.7	126,560	107,953
Other	4.5	15,795	–

		142,355	107,953

Advance for plot purchase (ii)		205,654	–
Advance to supplier		29,849	1,594
Prepaid expenses		8,302	16,119

		386,160	125,666

(i)

December 31, 2007: Include mainly € 16.7 million (NIS 94.5 million) to secure acquisition of plots in Romania (mainly Iasi, and Timisoara project); €6.8 million (NIS 38.5 million) to secure acquisition of plots in Poland; and €1.0 million (NIS 5.6 million) to secure acquisition of plots in Bulgaria.

December 31, 2006: included advance payment for a purchase of plot of land in Bucharest in the amount of €19.4 million (see note 8 B.(4)).

(ii)

Include mainly advance payments in the amount of, €13 million (NIS 73.6 million) for the acquisitions of plots in Romania; €19.8 million (NIS 112.0 million) for the acquisitions of plots in Serbia; and €2.2 million (NIS 12.5 million) for the purchases of plots in Poland. See also note 29

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 –	INVENTORIES

	December 31

	2007	2006

	(in thousand NIS)

Hotels inventories	2,887	2,726
Image Guided Treatment:
Raw materials	8,342	8,568
Products under process and finished goods	2,834	2,907
Fashion - merchandise	11,429	10,290

	25,492	24,491

NOTE 8 –	TRADING PROPERTY

A.	Composition:

	December 31

	2007	2006

	(in thousand NIS)

Balance as of January 1	923,634	591,848
Additions during the year	2,267,536	576,524
Disposal during the year	(1,492,020)	(253,941)
Adjustment resulting from translation of foreign subsidiaries financial statements	39,063	9,203

Balance as of December 31	1,738,213	923,634

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 –	TRADING PROPERTY (CONT.)

B.	Additional information

The following table summarises general information regarding PC’s projects:

						General information

Project	Location	Purchase / transaction date	Rate of ownership by PC (%)	Nature of rights	Status of registration of land	Status of permit	Gross Lettable Area (“GLA”) (sqm)

Suwalki Plaza	Poland	Jun-06	100	Ownership	Completed	Building permit pending	20,000
Zgorzelec Plaza	Poland	Dec-06	100	Leasing for 25 years	Completed	Building permit pending	15,000
Torun Plaza	Poland	Feb-07	100	Perpetual leasehold	In procees	Building permit pending	45,000
Lodz	Poland	Sep-01	100	Ownership/ Perpetual usufruct	Completed	Building permit in process	130,000	(*)
Plzen Plaza (9)	Czech Republic	Jun-03	100	Leasing for 99 years	Completed	Operational permit valid	20,000
Liberec Plaza	Czech Republic	Jun-06	100	Construction lease period with subsequent ownership	N/A	Building permit valid	17,000
Opava Plaza	Czech Republic	Jun-06	100	Construction lease period with subsequent ownership	N/A	Planning permit pending	14,000
Roztoky	Czech Republic	May-07	100	ownership	N/A	Planning permit valid	14,000	(*)
Riga Plaza	Latvia	Feb-04	50	Ownership	Completed	Building permit valid	49,000
Koregaon Park (1)	India	Oct-06	50	Ownership	Completed	Building permit valid	107,000	(*)
Kharadi (2)	India	Feb-07	50	Ownership	Completed	Excavation permit valid	225,000	(*)
Trivandrum (3)	India	Jun-07	50	Ownership	Completed	Under negotiation	195,000	(*)
Casa Radio (4)	Romania	Feb-07	75	Leasing for 49 years		Planning permit pending	360,000	(*)
Timisoara Plaza	Romania	Mar-07	100	Ownership	Completed	Planning permit pending	71,000
Miercurea Ciuc Plaza	Romania	Jul-07	100	Ownership	Completed	Planning permit valid	14,000
Iasi Plaza	Romania	Jul-07	100	Ownership	In Process	Planning permit to be submitted	92,000	(*)
Slatina Plaza	Romania	Aug-07	100	Ownership	Completed	Planning permit valid	21,000
Belgrade Plaza (5)	Serbia	Aug-07	85	Leasing for 99 years	In Process	Under negotiation	90,000
Kragujevac Plaza	Serbia	Oct-07	100	Leasing for 99 years	In Process	Building permit valid	24,500
Visnjicka Plaza	Serbia	Dec-07	100	Leasing for 99 years	In Process	Under negotiation	40,000
Shumen Plaza	Bulgaria	Nov-07	100	Ownership	In Process	Planning permit to be submitted	18,000
Arena Plaza Extension	Hungary	Nov-05	100	Land use rights	N/A	Under negotiation	32,500
Duna Plaza Extension (6)	Hungary	May-07	Building rights	Building rights	N/A	Under negotiation	15,000
Uj Udvar (7)	Hungary	Sep-07	35	Ownership	N/A	Permit under process	16,000
Helios Plaza (8)	Greece	May-02	100	Ownership	Completed	Building permit expired	35,000

(*)      Gross Built Area (sqm).

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 –	TRADING PROPERTY (CONT.)

B.	Additional information (cont.)

(1)

In October 2006 the Company entered into a joint venture and shareholders agreement with an unrelated a third party pertaining to the development of a shopping and entertainment center at Koregaon Park, Pune, India. As of the balance sheet date the freehold site and the development rights are held by the JV Company (either by itself or by its wholly owned subsidiaries). Under the agreement, the Company has subscribed for shares and convertible securities representing 50% of the JV Company. The cash consideration payable by the JV Company is INR 440 million (NIS42.3 million), payable in installments of which INR 310 million (NIS 29.8 million) were paid and INR 130 million (NIS12.5 million) are due and payable subject to fulfillment of certain conditions stipulated in the agreement.

(2)

In February 2007, PC acquired 50% of the shareholding and voting right in an Indian company(“JV1”) which owns a freehold land of approximately 14 acres situated in the Kharadi district of Pune, India for total consideration of €17.0 million (NIS 96.2 million). The remaining 50% is held by a leading property developer in Pune. The JV intends to develop its plot of land through the construction of a project totaling approximately 225,000 square meters gross lettable area which will include a shopping center, an office complex and a services apartment facility.

(3)

In June 2007 JV1 (see (2) above) acquired a plot of land with an area of approximately 43,600 sqm, situated in Trivandrum, the capital city of the State of Kerala, India. The total cost of the land amounted to 1,060 million Rupees (NIS101.7 million). PC and its partner intend to use the plot to develop a project totalling approximately 195,000 sqm, which is currently intended to comprise a shopping and entertainment center with a total area of approximately 67,000 sqm, an office complex with a total area approximately 90,500 sqm and a hotel and apartment hotel with a total area of approximately 37,500 sqm.

(4)

On October 11, 2006, PC has entered into an agreement, according to which it acquired a 75% interest in a company (“Project Company”) which under public-private partnership agreement with the Government of Romania is to develop the Casa Radio site in central Bucharest. The consummation of the transaction was subject to the fulfillment of certain conditions, including obtaining the approval of the government of Romania to an amendment to the public-private partnership agreement. The costs of the acquisition of the rights in the Project Company amounted to approximately $40.0 million (NIS 153.8 million). As of December 31, 2006, an amount of NIS107.9 million was deposited by PC into an escrow account and it was released to the seller following the fulfillment of the condition presented included in the agreement. The other investors include the government of Romania, which will procure that the development company is granted the necessary development and exploitation rights in relation to the site for a 49-year period in consideration for a 15% interest in the Project Company and the seller who will retain 10% interest in the Project Company.

In November 2006 the public-private partnership agreement was approved by the government of Romania. The transaction and the nomination of directors in the Project Company by PC were approved by the general shareholders meeting of the Project Company in February, 2007. PC could not have exercises control over the Project Company operations prior to such approval and accordingly, the financial statements of the Project Company were not consolidated in the Group’s financial statements as of December 31, 2006 but rather the investment in the Project Company was presented in the consolidated balance sheet as of that date as “restricted bank deposits designated for acquisition of trading property” within prepayment and other assets (see note 6A).

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 –	TRADING PROPERTY (CONT.)

B.	Additional information (cont.)

(4)	(Cont.)

The Project, which is planned to consist of an estimated constructed area of approximately 360,000 square meters, will include shopping and entertainment center, five star hotel, residential units and offices. In accordance with the terms of the agreement, the purchasers (including PC) have undertaken to cause the Project Company to construct an office building measuring approximately 13,000 square meters for the government of Romania at the Project Company’s own costs. Accordingly, the Project Company has recorded a liability in the amount of €17.1 million (NIS 96.8 million) in respect of such undertaking (see note 16B). The Project Company intends to finance the construction of the project through bank loan. Additional finance of the Project (if needed) will be borne by PC and the seller pro-rata to their shareholding. The Company guarantees PC’s obligations under the agreement.

As for lawsuit filed by a third party in respect of this project and a settlement agreement signed - see note 21B(10).

(5)

In August 2007 PC won a competitive tender from the Government of Serbia for the development of a new shopping, entertainment and business center on a total built up area of approximately 100,000sqm in the center of Belgrade, Serbia. PC will partner with a local Serbian developer for the project which will be entitled to participate in up to 10% of the project, subject to certain conditions while the project management will be rendered solely by PC.

(6)

PC entered into an agreement with Klépierre to build, subject to certain condition and execution of turn key agreement, an extention to the Duna Plaza shopping and entertainment center owned by Klépierre.

The Duna Plaza Extension will be constructed either on an adjacent area of land under a propose land swap, or on an area currently owned by Klépierre.

(7)

In September 2007 PC, through it’s 70% held company in Hungary, Plasi Invest 2007 Kft (“Plasi”), signed a joint venture agreement with Solel Bone Israel (“SBI”), according to which Plasi has acquired 50% of a company (“SBI Hungary Kft”) holding a shopping center project in Hungary. Plasi and SBI intend to refurnish and renovate the existing shopping center in order to appreciate its value. The assets value according to which the transaction was executed was €11 million (NIS 62.2 million). The shopping center is currently operational and has approximately 12,000 square meter GLA.

PC entered into an agreement with Klépierre to build, subject to certain conditions, an extention to the Duna Plaza shopping and entertainment center owned by Klépierre.

(8)

PC currently owns a plot of land measuring approximately 14,900 square meters in Greek (Helios Plaza Project). Following the issuance of ministerial decision which changed the land uses along the National Highway (which includes the land owned by PC) the permitted land uses applicable to this site do not allow the construction of commercial centers. PC together with its legal counsels and professional advisers examining alternative development opportunities for this site including the construction of offices and the sale of the land.

(9)

Pilzen Plaza has been pre-sold to the Klepierre Group,. With a gross lettable area of 20,000 sqm, the commercial center was 100% let on opening in December 2007. The formal handover to Klepierre is expected to take place in the course of 2008. See also note 8C(2)

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 –	TRADING PROPERTY (CONT.)

C.	Disposal of trading property

(1)

On July 10, 2007, PC has executed a binding agreement for the sale of its entire interest (100%) in a company which holds the rights in and to the Arena Plaza shopping and entertainment center in Budapest (“Arena”) to UK based Active Asset Investment Management (“aAIM”).

Within the framework of the transaction, aAIM has furnished PC with a bank guaranty at the amount of € 390 million as a security for the fulfillment of its undertaking to execute the payment of the purchase price at closing. The consummation of the transaction was subject to certain conditions precedent (“CP”) which as of the balance sheet date has been fulfilled by PC and/or waived by aAIM.

On December 18, 2007 PC and aAIM executed an addendum to the transaction agreement according to which aAIM represented that all CP for the consummation of the transaction have been fulfilled by PC and/or waived by aAIM. Accordingly, the parities executed an amicable closing of the transaction which is effective as from November 30, 2007(“Closing Effective Date”). The parties further agreed, that aAIM would be entitled to receive all rental income of the Arena as and from the Closing Effective Date. PC undertook to complete the agreed upon construction works for the completion of the Arena at an agreed amount which was deducted from the purchase price and was deposit into an escrow account.

The value of the Arena at the Closing Effective Date was determined to €381 million (NIS 2,122 million) which was calculated based on gross rentals prevailing at the Closing Effective Date, capitalized at agreed yields. Purchase price adjustment will be conducted in respect of additional leases during the two consecutive earn-out periods, which end three months and twelve months respectively following the Effective Closing Date. Notwithstanding the above, the value of the Arena (including price adjustment) is capped to the amount of € 400 million (NIS 2,264 million). The cash consideration, which was paid to PC on January 21, 2008, amounted to €254.8 million (NIS 1,419 million) and was determined according to the value of the Arena together with monetary assets and other debit balances, after deduction of bank and other monetary liabilities pertaining thereto.

As a result of this transaction, the Group recorded in these financial statements revenues from sale of trading property in the amount of NIS 2,091 million and recognized a gain of NIS 1,145 million.

Part of the proceed in the amount of €8.5 million (NIS 48.1 million) was subject to certain conditions which, as of the balance sheet date, were not fulfilled and accordingly was deferred for recognition in these financial statements. As for indemnifications provided by PC to aAim , see note 21 C.(6).

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 –	TRADING PROPERTY (CONT.)

C.	Disposal of trading property (cont.)

(2)

On July 29, 2005 PC and Klépierre signed a preliminary share purchase agreement for the future acquisition by Klepierre of all equity and voting rights (100%) in the companies developing 2 shopping centers in Poland (Rybnik Plaza and Sosnoweic Plaza), 2 companies developing shopping centers in the Czech Republic (Novo Plaza and Pilzen Plaza) and an option under certain conditions, to acquire all equity and voting rights of a third company developing a shopping center in Poland, upon the fulfillment of certain conditions, on same terms and conditions applicable to the remaining centers (the Lublin Plaza - see item (3) below) (“Stage B”). The purchase price of each specific center is to be calculated based on gross rentals prevailing at a date close to delivery, capitalized at agreed yields. A final purchase price adjustment for each of these development centers will be conducted not later than 10 months following delivery, on the basis of actual gross rentals prevailing on their respective adjustment dates, discounted at the agreed yields. In addition, a net asset value adjustment will be carried out on the basis of audited financial statements as at the delivery date.

In June 2006 PC completed the construction of the Novo Plaza commercial center and in accordance with the terms of the agreement it was delivered to Klepierre. The value of the Novo Plaza amounted to €43.9 million (following purchase price adjustments agreed upon in the agreement signed in November 2006) and the cash consideration paid to PC amounted to €5.0 million. As a result the Group recorded in its 2006 financial statement revenue from sale of trading property in the amount of NIS 286.7 million and recognized a gain of NIS 32.8 million.

In addition, the Group recorded in 2007 financial statements an additional revenues in respect of the Novo Plaza of €1.7 million (NIS 9.6 million) resulting from purchase price adjustment concluded between PC and Klepierre in the course of 2007.

In May 2007 PC has formally completed the hand over of the Rybnik Plaza and the Sosnowiec Plaza commercial centers to Klepierre in accordance with the terms of the Stage B agreement. The Value of the sold centers amounted to €89.3 million (NIS 505 million) and the cash consideration paid to PC amounted to €48.2 million (NIS 273 million). As a result the Group recorded in these financial statements revenues from sale of trading property in the amount of NIS 495 million and recognized a gain of NIS 116 million.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 –	TRADING PROPERTY (CONT.)

C.	Disposal of trading property (cont.)

(3)

PC was a party to JV agreement for the ownership(indirectly) of a company registered in Lublin, Poland (“MPSA”). MPSA holds a 99-year perpetual usufruct lease of a land, being the subject matter of a project located in Lublin, Poland, which have been leased from the local municipality. In accordance with an agreement signed in November 2004, MPSA agreed to divide the project into two stages, subject to the first (construction of the convention center and commercial area) being completed by August 31, 2006 (“Stage A Project”). The second stage (construction of the hotel and office area) shall commence by no later than September 30, 2009 and conclude by the end of 2011(“Stage B Project”). Should MPSA fail to comply with the timetable of the second stage a penalty shall be imposed thereon in the amount of PLN 2.5 million (NIS 3.6 million). MPSA has a right to acquire the land from the local municipality, upon completion of construction, at an agreed upon price of PLN 8.5 million (NIS 12.2 million), net (after deduction) of accumulated lease fees paid through the exercise of such right. The local municipality is entitled to terminate the perpetual usufruct if the use of the land does not correspond to the approved usage and/or in the event unauthorized delays or schedule deviations occur.

In April 2007, PC and the JV Partner have executed an agreement according to which the parties agreed: (i) to cause Spin-Off of MPSA’s obligation in terms of the Stage B Projects, to a subsidiary of the JV Partner (“Project B Company”),in consideration of €3.5 million (NIS 19.8 million). Such Spin-Off has been executed by means of a Tenancy Agreement, within the framework of which MPSA undertook to consent and fully cooperate, so as to allow Project B Company the development of the Stage B Project. MPSA and Project B Company had also executed a preliminary agreement for the future transfer, to the latter, of all rights in the Stage B Projects upon completion of same; (ii) to grant PC an option to subscribe to 50% interest in Project B Company, in consideration for the amount equivalent to 50% of the share capital and shareholders loans invested by the JV Partner in Project B Company as at the date of consummation of the transaction. On September 30, 2007 PC has notified the JV partner of its intention to exercise the option, and the consummation of the transaction was carried out in April 2008.; and (iii) to sell their respective holdings in MPSA to Klepierre, in accordance with the Stage B agreement with Klepierre (see paragraph (2) below).The parties has agreed that within the framework of the transaction with Klepierre, PC and the JV partner will be entitled to receive all the equity loans invested by each of them in MPSA prior to distribution of the remaining proceed between the parties.

In July 2007 PC and the JV partner, through their jointly controlled company (“Vendor”), executed an agreement with Klepierre for the sale of their respective interest in MPSA to Klepierre in accordance with the terms of the Stage B agreement. The asset value (100%) as at closing amounted to €78 million (NIS 441.4 million) and the cash consideration paid to PC amounted to € 27.3 million (NIS 154.5 million). As a result of this transaction the Group recorded in these financial statements revenues from sale of trading property in the amount of NIS 223.6 million and recognized a gain of NIS 56.7 million.

The transaction with Klepierre specifically excluded Stage B Project and Stage B Company. The Vendor covenants that MPSA shall not bear any liability in respect of the construction of Stage B Project. In addition, the Vendor will indemnify Klepierre for any damage in relation to the construction of Stage B Project and will cause Stage B project to assume full liability for the full and timely performance of all the obligations (other than payment of usufruct fee) of MPSA in favor of the municipality of Lublin including for damages for the failure of Project B Company to construct the Stage B Project in accordance with the usufruct agreement. PC and the JV partner are jointly and severally guarantee to the Vendor’s obligations under the agreement. The JV partner guarantees to PC’s obligation under the agreement related to Stage B Company and/or Stage B Project including any liabilities to indemnify Klepierre for non- performance of Stage B Company’s obligations under the usufruct agreement with the Municipality of Lublin.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 –	DEPOSITS, LOANS AND OTHER LONG-TERM BALANCES

A.	Composition:

	December 31

	2007	2006

	(in thousand NIS)

Deposits at banks and financial institutions (1)	66,086	39,874
Loans to interest holders in investee companies (2)	17,665	44,547
A loan to a former associate (3)	7,692	20,534
Derivative designated as hedging instruments (4)	16,632	25,867
Derivative measured at FVTPL (5)	12,609	–
Loans to anchor tenants	–	3,472
Loans to associates (6)	14,343	16,261
Others	2,963	1,079

	137,990	151,634
Less - allowance for doubtful debts	(22,028)	(30,080)

	115,962	121,554
Less - current maturities	(6,848)	(15,770)

	109,114	105,784

(1)

Include NIS 56.1 million linked to the Euro and bearing annual interest rate of 1.75%-4.4% per annum and NIS 10.0 million bearing interest of 3.5%-4.2% per annum. The deposits are mainly pledged as security for the repayment of borrowing and other liabilities obtained by Group companies, which have been included as due and payable concurrently with the borrowing repayment dates.

(2)	(i)

Loans to the Management Company or to its controlled companies. A loan of NIS 6.5 million which is linked to the US dollar, bears annual interest at a rate of Libor+1%, was due and payable on December 31, 2006 and accordingly was fully provided for doubtful debts as of December 31, 2006. A loan of NIS 6.7 million is linked to the US dollar, bears annual interest at the rate of Libor+1% due and payable through June 30, 2008. According to the agreement, the amounts to be received by the Management Company from the Group companies in respect of the former’s interest in hotels owned by the latter (other than hotel management fees (see note 21A(1)a&b) will be used as security for the repayment of the loans.

A loan of NIS 2.4 million, which is linked to the Euro and bears annual interest at a rate of 4.9%. the Group received no security for these loans.

(ii)

December 31, 2006 - Include NIS 21.2 million - loans to shareholders of a jointly held company (50%) within the PC group. The loan was repaid within the framework of a transaction for the sale of the jointly held company in July 2007.

(3)

A loan linked to the US dollar and bearing annual interest of 5% provided to former associated company of Elscint (Gilbridge Ltd.) in October 2001. As of the Balance sheet date an allowance for all outstanding balance of the loan is recorded since the original maturity date of the loan has expired in October 2005. In accordance with the term of the agreement executed in January 2007, Elscint, Gilbridge and the controlling shareholder agreed that the outstanding amount of the loan would set to $4.5 million, out of which an amount of $1.0 million was paid by Gilbridge in January 2007 and an amount of $1.5 million was paid by Gilbridge in March 2007. An additional amount of $2.0 million (including interest) will be paid by June 30, 2008. Gilbridge had also consented to transfer to Elscint any proceeds received thereby from the sale of its portfolio companies, less certain Gilbridge expenses not exceeding a maximum amount as stipulated in the agreement.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 –	DEPOSITS, LOANS AND OTHER LONG-TERM BALANCES (CONT.)

A.	Composition (cont.):

(4)

Several Group’s companies have entered into an interest rate swap transaction with a foreign financial institution (which granted thereto a variable-interest bearing loan) according to which the interest on the loans will be fixed through the loans terms. The swap transactions were designated as hedging instruments in a cash flow hedge.

(5)

On July, 9 2007, subsequent to the issuance of series A debentures of NIS 305.0 million (see note 17H), PC entered, consistent with its risk management policies, into cross currency interest rate swap with par value of NIS 305.0 million. In accordance with the terms of the agreement, PC will pay six month Euribor + 2.19% interest and receive 5% interest linked to the Israeli CPI with the same amortization schedule as the debentures. In addition, at each payment date of the annual instalments of the debentures PC will receive principle amount in NIS and will pay the principle amount in Euro (subject to the amortization schedule). The derivative was designated to be measured at fair value at each balance sheet date with changes in the fair value charged to the profit and loss. Accordingly a gain of NIS 12.5 million was recorded in these financial statements as part of financing income. The debentures were also designated to be measured at FVTPL.

For commitments regarding the derivative see note 21D(11).

	(6)	(i)

Through December 31, 2007, the Company granted its associate, Easy Run Ltd. (“E.R.”) a dollar linked loans amounted to NIS 5.6 million ($1.5 million) (including accrued interest), convertible, at any time into E.R. preferred shares having anti-dilution rights and liquidation preferences. As for impairment loss recorded in 2007 in respect of the Company’s interest in E.R., see note 10A(B)(4).

		(ii)	PC’s investments in its associate, Alom Sziget 2004 kft (“Alom Sziget”) (see note 10A(B)(6)) include a loan in the amount of €1.5 million (NIS 8.5 million) which bears interst rate of 6.7% per annum.

B.	Liens - see note 21D.

NOTE 10A –	INVESTMENTS IN ASSOCIATES

A.	Composition:

	December 31

	2007	2006

	(in thousand NIS)

Cost (*)	96,865	91,879
Accumulated losses, net	(36,681)	(38,171)
Foreign currency translation adjustments	(2,122)	1,752

	58,062	55,460

(*) Including goodwill and allocation to research and development in process	33,964	29,505

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10A –	INVESTMENTS IN ASSOCIATES (CONT.)

B.	Additional information:

(1)	General

The Group invests in hi-tech associated companies (“Invested Companies”). The Invested Companies engage in research and development operations and are yet to attain financial stability. The value of these investments is thus contingent upon the continued operation of the Invested Companies, which entails certain risks stemming from the nature of their operations including the uncertainty as to the success of development and marketing potential of the product. It is therefore, difficult to objectively assess the fair value of these investments due to the lack of a verifiable market value. Nevertheless, the Group’s management is of the opinion that the recoverable amount of the investments is not lower than their cost (net of provisions for impairment, to the extent applicable).

As to a law-suit filed by an employee of the EIL group - see note 21B(7).

(2)	Gamida Cell Ltd. (“Gamida”)

Gamida is engaged in the expansion of hematopoietic (blood) stem cells therapeutics in clinical development for cancer and autoimmune diseases, as well as future regenerative cell-based medicines including cardiac and pancreatic repair.

In July 2007 the Company entered into a share purchase agreement with a third party for the acquisition of Gamida’s series B and series C preferred shares for a total consideration of approximately $1.9 million representing approximately 2.8% of Gamida shareholders equity(on a fully diluted basis).

In September 2006 Gamida entered into an investment agreement in terms of which a third party investor (“Investor”) and some of Gamida’s existing shareholders (including the Group) have invested therein $10.0 million and $6.0 million, in consideration for the allotment to such investors of preferred securities (series D) representing approximately 13.2% and 7.9% of Gamida shareholders’ equity (on a fully diluted basis), respectively. In addition, Gamida granted the investors 30% warrants coverage to purchase Gamida’s D1 preferred shares at an exercise price of $15.09 per share. The warrants will expire on the earlier of (i) four years from the closing date; (ii) Initial Public Offering of Gamida’s shares; or (iii) Merger or Acquisition transaction. The Group’s share in this investment totaled approximately $2.5 million.

The Group’s preferred shares have anti-dilution rights and liquidation preference (US Dollar linked return of its investment in Gamida bearing 8% annual interest, prior to any distribution to ordinary share holders or holders of preferred shares with subordinated rights). Subsequent to the aforementioned financing rounds and as of December 31, 2007, the Group holds 32.4% of the equity and voting rights in Gamida and the right to appoint 20% of its directors. Should all the convertible securities of Gamida be so converted or exercised, then and in such an event, the Group shall be diluted to 27.5%.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10A –	INVESTMENTS IN ASSOCIATES (CONT.)

B.	Additional information (cont.)

(2)	Gamida Cell Ltd. (“Gamida”) (cont.)

On February 16, 2005, Teva Pharmaceutical Industries Ltd. (“Teva”) - one of Gamida’s shareholders, decided to exercise its option to enter into a joint venture (“JV”) with Gamida to develop and commercialize certain products being the subject matter of Gamida’s developing technology (“StemEx®”). On February 12, 2006 Gamida, Teva and the JV signed a founders agreement which set forth the establishment, funding and management of the JV. The sole purpose of the JV shall be commercialization of StemEx® and obtaining all required registrations and marketing approvals. Teva shall make an equity investment in the JV of up to $25.0 million in consideration for up to 50% of the JV shares.

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

As of the balance sheet date Teva has invested an amount of $15.8 million in the JV.

(3)	Olive Software Inc. (“Olive”)

Olive is engaged in the development and marketing of products enabling a transparent link between traditional newspaper printing systems and the world of e-publishing, as well as digital archiving services for newspapers and libraries. The Group’s shares entitle it to anti-dilution rights as well as liquidation preference (return of its investment in Olive plus interest at LIBOR + 2% per annum, prior to any distribution to holders of ordinary shares or subordinated preferred shares). As of December 31, 2007, the Group holds 22.3% of the equity and voting rights in Olive. Assuming all of Olive’s convertible securities be so converted into shares, the Group’s interest in Olive would then be diluted to 18.3%.

(4)	Easy Run Ltd. (“E.R.”)

E.R. is engaged in the development and marketing of “call center” solutions, which support under a single platform, diversified infrastructure ranging from historical telephonia through to futuristic telecom equipment (IP switchboards) and modern e-commerce applications.As of December 31, 2007, the Group holds 49.4% of the equity and voting rights in E.R. as well as the right to appoint 40% of its directors. The shares held by the Group entitle it to anti-dilution rights as well as liquidation preference (as defined in the investment agreements). Assuming all loans be converted and warrants be exercised, the Group’s interest in E.R. would then dilute to 47.8%.

As of December 31, 2007 the Group has included in its consolidated financial statements a provision for impairment for its total investment in E.R (shares and convertible loan granted-see note 9A(7)(i)) in the total amount of NIS 2.8 million.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10A –	INVESTMENTS IN ASSOCIATES (CONT.)

B.	Additional information (cont.)

(5)	Varcode Ltd. (“Varcode”)

In September 2006 the Company signed an agreement with an unrelated third party to establish a company (“Varcode”) in which the Company will invest an amount of $3.0 million (subject to fulfillment of certain milestones in accordance with the terms of the agreement) in consideration for approximately 46% of Varcode equity rights. Through the balance sheet date the Company invested an amount of $2.2 million in consideration of approximately 33.8% interest in Varcode and the remaining shares are held by a trustee and will be transferred to the Company upon execution of the additional investments in Varcode. The Company is entitled to 50% of the voting rights in the general assembly and the right to appoint 50% of Varcode directors subject to certain time limitation and provisions as stipulated in the agreement. One of Varcode founders and shareholder has a casting vote in case of “dead lock” in Varcode board. In addition, the Company has an option to purchase additional 4% in Varcode share capital in consideration for $0.5 million for a period of 18 months following the date of the agreement. Following the exercise of such option the Company will hold 50% of the voting and equity rights in Varcode.

Varcode is engaged in developing labels for improving shelf life of perishables.

(6)	Alom Sziget 2004 kft (“Alom Sziget”)

PC’s jointly controlled (50%) subsidiary (“ErCorner”), owns 60.0% of the ownership and voting rights of Alom Sziget, which owns approximately 320,000 sq.m., of land on the island of Obuda in the Danube River, located in the heart of Budapest. The remaining 50% of the equity and voting rights in ErCorner is held by a Hungarian commercial bank (“the Bank”). As of the balance sheet date, Alom Sziget has been provided with a loan of €23.0 million (NIS 130.1 million) by the Bank. PC has committed to repay 30% of the outstanding loans in case Alom Sziget fails to do so. Resolutions of Alom Sziget are to be approved by a 75% majority of votes.

Financial statements of ErCorner and Alom Sziget are included in the consolidated financial statements of the Company by the equity method. In September 2006, Alom Sziget has received from the Municipality of Budapest final formal approval for the zoning plan of the project, which allows Alom Sziget to apply for the receipt of a building permit. As part of the above approval Alom Sziget has undertaken to ensure the traffic connections to, from and within the island and to develop certain landscape works. The additional investment required in consideration of the aforementioned projects is estimated in approximately €55 million. The proposed plan includes development of the site as a tourism oriented area including hotels and apartment-hotels complemented by, sport centers, yacht harbours, casino, shops and conference and conventions centers.

As for loans granted to Alom Sziget, see note 9A(7)(ii).

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10A –	INVESTMENTS IN ASSOCIATES (CONT.)

B.	Additional information (cont.)

(7)	The following is summarized data outlining the Group’s share in items of associates financial statements:

	As at December 31 and for the year then ended

	2007	2006

	(in thousand NIS)

Assets	245,222	256,985
Liabilities	(161,890)	(132,378)

Net assets	83,332	124,607

Revenues	42,800	31,306

Loss	(42,780)	(40,245)

NOTE 10B –	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF

(1)	Insightec Ltd. (“Insightec”)

a.

Insightec Ltd. is engaged in the development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment shortly thereafter. The industry in which Insightec operates is characterized by rapid technological development. Substantially all of the Insightec’s current sales are derived from a few applications of Insightec’s product line. Many of Insightec’s development applications are in the early stages and there can be no assurance that these applications will be successful. Insightec is continuing research and development for additional applications for such products.

b.

As of the balance sheet date, General Electric Health Care (“GE”) holds approximately 23.6% of Insightec’s shares. The agreement with GE for the acquisition of the shares (in December 2001) stipulates several limitations on the execution of certain material transactions or activities not in the ordinary course of business, without obtaining GE’s prior approval.

c.

Within the framework of an agreement signed in March 2004, the Company was granted warrants, convertible through a 3 year period, into 977,552 ordinary shares of Insightec, at an aggregate conversion amount of $7.1 million, concurrently with extension of the loans and guarantees provided by the Company to Insightec through March 2007. In February 2007, the Company and Insightec agreed to extend the loan, the guarantee and the warrants through December 31, 2007. In December 2007 the Company has exercised the warrants into 977,552 Insightec’s ordinary shares in consideration of (i) a cash payment of $5.0 million; and (ii) a conversion of the loan granted by it to Insightec at the amount of $2.1 million. The excess cost paid over the minority interest acquired in the amount of NIS 12.0 million was recognized as a goodwill in the consolidated financial statements.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10B –	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (CONT.)

(1)	Insightec Ltd. (“Insightec”) (cont.)

d.

Within the framework of an agreement signed in August 2006 for the issuance of convertible debentures (see note 17F), the Company was granted 111,310 warrants convertible into Insightec’s ordinary shares at an exercise price of NIS 0.01 per share. The warrants will expire on August 9, 2011 and will be exercisable, in whole or in part, at any time after the earlier of August 9, 2009 or occurrence of a liquidity event (IPO or sale) provided that if the liquidity event provides at least a 20% IRR (as defined in the agreement) to the holders of the convertible note, then the warrants will expire and not be exercisable. If in connection with qualified IPO or change in control (as defined in the agreement) Insightec is not entitled to require conversion of the Notes held by the warrantholders, then the warrant-holders shall exercise the warrants, in whole but not in part. The warrants shall be transferable in whole or in part solely in tandem within the 2006 Notes held by the warrant-holders.

e.

On November 27, 2007 Insightec signed Series A Preferred Share Purchase Agreement (“Agreement”), with its three main existing shareholders (including the Company) and with new private investors for the consideration of $30.0 million in the price of $12 per Preferred A Share.(“Preferred Shares”). The Company’s share in this investment round totaled to $20.0 million. The Preferred Shares holders have the same rights with respect to the Ordinary Shares including similar registration rights. The Preferred Shares are senior to all other ordinary shares and subordinated to all creditors. No dividend or other payment will be made with regard to other shares at any time when dividends or other payments with regard to the Preferred Shares are in arrears, except as agreed.

The Shares are entitled to accrue semi-annually dividend at the rate of Libor plus 3% per annum, as and when declared by the Insightec. Unpaid dividends will accrue and compound at the same interest rate and will be added to the stated value of the Preferred Shares. The dividend rate will increase on the anniversaries date of issuance (November 27, 2007) as follows: on the third and fourth anniversaries, by 1% each year; on the fifth and each subsequent anniversary, by 2% each year; but in no event will the interest rate exceed 18%. At Insightec’s option, dividends may be paid in cash or in kind (i.e., in additional Preferred Shares).

In the event Insightec is sold, liquidated or wound up for any reason, the holders of the Preferred Shares shall receive, prior to any payments to any other equity holders, the higher of (i) the stated value of the Preferred Shares (including any accrued and unpaid dividends) or (ii) the pro-rata distribution that would be made with regard to the Preferred Shares if the stated value thereof (including any accrued and unpaid dividends) were converted to ordinary shares. Each Preferred Share may be converted at any time at the holder’s option into the number of ordinary shares equal to the stated value of the Preferred Shares (including any accrued and unpaid dividends) divided by the lesser of $12.00 and 85% of the price per share reflected in Insightec’s next round of financing. Upon a Qualified IPO the Preferred Shares will be automatically converted.

The Preferred Shares will have the right to vote with the ordinary shares on all matters submitted to a vote of shareholders. In addition, a vote of 75% of the Preferred Shares holders will be required to approve the followings:

•	Issuance of any new securities of Insightec (including additional Preferred Shares), other than ordinary Shares or warrants or options to purchase ordinary shares

•	Restricted payments with regard to shares of the Insightec such as dividends, repurchases of Insightec’s shares.

•	Any merger, consolidation, recapitalization, or sale of all or substantially all of Insightec’s assets.

•	Any change in the terms of the Preferred Shares.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10B –	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (CONT.)

(1)	Insightec Ltd. (“Insightec”) (cont.)

e.	(Cont.)

Upon certain adjustment events (“Adjustment Events”), such as breach of representation, warranty or covenant; invalidation of documents relating to the Preferred Shares; change of control; and bankruptcy or insolvency and failure to cure within 30 days, the holders may increase their dividend rate by up to 5% and reduce their conversion price by up to 44%. In such event, Insightec may elect to repurchase, or find a new holder for the Preferred Shares from any holder who gives such notice following an Adjustment Event, provided it gives prior notice to the other holders of Preferred Shares and no more than 25% of such other holders object. The purchase price for any Preferred Shares so purchased will be the stated value thereof plus any accrued and unpaid dividends.

The Preferred Shares will not be redeemable by its terms, except that if there is an Adjustment Event that results from an act or omission by Insightec that is intentional and willful or is within the Insightec’s reasonable control, then the holders of at least 25% of the Preferred Shares may require Insightec to repurchase, or find a new holder for their Preferred Shares, and the Holders of at least 75% of the Preferred Shares may require Insightec to repurchase, or find a new holder for all the Preferred Shares. The purchase price for any Preferred Share so purchased will be the stated value thereof plus any accrued and unpaid dividends.

In addition, the Agreement has amended 2004 Agreement and 2006 Agreement as described in note 17F.

As a result of the said transaction, the Group has recorded in these financial statements a gain from decrease in shareholding in Insightec of NIS 5.3 million ($1.4 million).

f.	Convertible securities - option plans

1.

On January 30, 2006 Insightec’s Board of directors approved and adopted a new options plan to employees, officers, directors and consultants (“2006 Plan”). The number of options under the 2006 Plan was 400,000. In addition, all options available for grant under 2003 Stock Option Plans (“2003 Plans”), inclusive of options, which were returned to the option pool, were transferred to 2006 Plan in addition to the 400,000 options.

The vesting period of options granted under the 2006 plan to be 50% after 24 months from the date of grant, 25% after 36 months from the date of grant, and another 25% after 48 months form the date of grant. The exercise price of each option will be determined based on the value of Insightec’s ordinary shares close to the date of grant. The options under this plan expire after seven years from the date of grant. On October 24, 2006 the Company’s Board of directors approved an increase in 2006 Plan by 300,000 options.

2.

On May 1, 2007 Insightec’s Board of Directors approved and adopted a new options plan (“2007 Plan”.) The total number of options under the 2007 Plan shall be 1,000,000 options. 2007 Plan is substantially similar to 2006 Plan (see above), with additional one provision; vesting would start at the earlier of Insightec’s IPO or Material Change of Insightec such as, or liquidation or merger (the “Commencement Date”) and would be two year from the Commencement Date for 50% of the options granted, three years from Commencement Date for additional 25% of the options granted and four years from Commencement Date for the remaining 25% of the options granted. The exercise price of each option will be determined based on the value of Insightec’s ordinary shares close to the date of grant. On October 31, 2007 Insightec’s Board of Directors approved that all the options which will be granted commencing October 30, 2007 under 2007 Plan, shall become fully vested and exercisable on the second anniversary of the Commencement Date and shall remain exercisable until the end of the term of the options. On February 13,2008 Insightec Borad approved an increase of 1,000,000 options in the 2007 Plan.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10B –	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (CONT.)

(1)	Insightec Ltd. (“Insightec”) (cont.)

	f.	Convertible securities – option plans (cont.)

3.

On February 13, 2008 the Insightec’s Board of directors decided to extend the Exercise Period under 1999 Option Plan (“1999 Plan”), so that the exercise period will be extended for 2 additional years, (12 years from the Effective Date of 1999 Plan).

		4.	As of December 31, 2007 Insightec granted 3,928,065 options and 969,300 outstanding options available for future grants.

A summary of the status of the Insightec’s share option plans as of December 31, 2007 and 2006, as well as changes during each of the years than ended, is presented below:

	Number of options

	Year ended December 31,

	2 0 0 7		2 0 0 6

	Share options	Weighted average exercise price	Share options	Weighted average exercise price

		(US dollars)		(US dollars)

Outstanding - beginning of year	3,474,565	2.98	3,165,200	1.62
Granted	516,250	11.42	511,000	12.00
Cancelled	(36,500)	11.93	(81,125)	11.35
Exercised	(26,250)	0.0025	(120,510)	0.0025

Outstanding - year end	3,928,065		3,474,565

Options exercisable at the year end	2,926,815		2,768,965

The following table summarizes information about share options outstanding as of December 31, 2007:

Outstanding as of December 31, 2007

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price

(US dollars)		(in years)	(US dollars)

0.0025	2,265,440	1.22	0.0025
3.33-5.85	603,875	2.78	4.58
12.0	975,250	5.77	12.00
16.0	83,500	4.50	16.00

	3,928,065

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10B –	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (CONT.)

(1)	Insightec Ltd. (“Insightec”) (cont.)

	f.	Convertible securities – option plans (cont.)

		4.	(Cont.)

The following table summarizes information about share options exercisable as of December 31, 2007:

Excersiable as of December 31, 2007

Number exercisable	Weighted average exercise price

(US dollars)

2,265,440	0.0025
567,625	4.58
52,000	12.00
41,750	16.00

2,926,815

5.

As of December 31, 2007 Insightec’s option plan include 100,000 options to the Company’s CEO at an exercise of $3.3 per share which as of the balance sheet date are fully vested. Insightec’s options available for grant include 250,000 options designated for grant, for no consideration, to the Company’s Chairman of the Board (its controlling shareholder), at an exercise price of $5.5 each. The issuance was approved by the Company’s Board of Directors and Audit Committee and it is subject to approval of the Company’s shareholders’ meeting.

6.	For the purpose of estimating the fair value of the options, Insightec utilize the Black-Scholes option-pricing model, using the following assumptions:

	Year ended December 31,

	2007	2006

Risk free interest rate (%)	4%	4%
Expected life of options (years)	7	7
Expected volatility (%)	60%	60%
Expected dividend yield	None	None
Forfeited (%)	3.5%	3.5%
Total cost of benefit (NIS thousands)	4,731	16,658
Expenses recognized (NIS thousands)	10,875	12,246

Fair value of Insightec stock price was determined based on private placement of Insightec’s equity securities close to the grant date. The share price volatility was computed based on public companies’ volatility, which are in comparable stage to Insightec and are operating in the same industry.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10B –	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (CONT.)

(1)	Insightec Ltd. (“Insightec”) (cont.)

	g.	As to Group’s investment in Insightec convertible debentures - see note 17F.

	h.	Assuming conversion of all of Insightec’s outstanding convertible securities, on December 31, 2007 the Group’s interest would have been diluted to 52.95%.

i.

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

Should the companies fail to fulfill the terms of the approval and provisions of the law, validity of the approval shall be terminated retroactively.

(2)	Companies within the Plaza Center N.V. Group (“PC”)

a.

On October 27, 2006 PC announced the successful pricing of the Initial Public Offering of its ordinary shares (“IPO” or “Offer”) on the Official List of the London Stock Exchange (“LSE”). The Offer’s price was set at £1.8 per ordinary share (“Offer Price”) which reflected market capitalization of PC at the commencement of conditional dealing on the LSE of £514.3 million. The Offer consisted of 85,714,286 ordinary shares than constituting 30% of PC share capital excluding over allotment options granted to the underwriters which was exercised in November 2006 in respect of 6,631,801 ordinary shares. Following the Offer and the exercise of the over allotment options by UBS, the Group’s shareholding in PC were diluted to 68.4%.The total amount raised by PC (including the exercised over allotment options and net of the IPO’s related expenses) amounted to €234.5 million. As a result, the Group recorded in its 2006 financial statements gain from decrease in shareholding in PC in the amount of NIS 667 million.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10B –	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (CONT.)

(2)	Companies within the Plaza Center N.V. Group (“PC”) (cont.)

b.

On October 26, 2006 PC’s Board of Directors approved the grant of up to 33,834,586 non-negotiable options over PC’s ordinary shares to PC’s board members, employees in PC’s group and other persons who provide services to PC including employees of the Group (“Offerees”). The options were granted to the Offerees for no consideration. The exercise price of each option shall be the average price of PC’s shares in the LSE during the 5- day period before the date of grant. Notwithstanding the foregoing the exercise price of the options granted on October 26, 2006 is £1.8 per option (“Exercise Price”).

Exercise of the options is subject to the following mechanism:

On exercise date PC shall allot, in respect of each option so exercised, shares equal to the difference between (A) the opening price of PC’s shares on the LSE on the exercise date, provided that if the opening price exceeds 180% of the Exercise Price the opening price shall be set at 180% of the Exercise Price; less (B) the Exercise Price of the Options; and such difference (A minus B) will be divided by the opening price of PC’s Shares in the LSE on the exercise date.

The maximum number of shares issuable upon exercise of all outstanding options as of the balance sheet date is 12,864,757.

The options vest over a three year period following grant, in equal parts (the “Vesting Periods”), and will expire after five years following the grant date.

Following is the activity in PC’s option plan:

	Number of options

	Year ended December 31

	2 0 0 7		2 0 0 6

	Number of options (*)	Weighted average exercise price	Number of options (*)	Weighted average exercise price

		(GBP)		(GBP)

Balance at the beginning of the year	26,108,602	1.80	–	–
Granted	4,093,572	1.88	26,108,602	1.80
Exercised	(303,471)	1.80	–	–
Forfeited	(952,999)	1.81	–	–

Balance at the end of the year	28,945,704		26,108,602

Options exercisable at the year end	8,195,777		–

The options outstanding at December 31, 2007 have an exercise price in the range of GBP 1.79 to GBP 1.80 and a weighted average contractual life of 3.84 years. The weighted average share price in respect of options exercised in 2007 was GBP 2.225 (2006: no shares exercised).

(*)

Include 3,907,895 options and 1,516,541 options, which were approved for grant on November 1, 2007 by the Company’s shareholders meeting, to the Company’s Chairman of the Board and certain Company’s directors, respectively.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10B –	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (CONT.)

(2)	Companies within the Plaza Center N.V. Group (“PC”) (cont.)

	b.	(Cont.)

The average estimated fair value of each option granted was calculated based on the binominal-lattice model using the following assumptions:

	Year ended December 31

	2007	2006

Risk free interest rate (%)	4.62%-5.55%	4.58%-4.94%
Expected life of options (years)	5	5
Expected volatility (%)	25%-35%	25%-30%
Expected dividend yield	–	–
Forfeited (%)	2.5%-7.5%	5%-10%
Suboptimal exercise multiple	1.8	1.8
Total cost of benefit (NIS thousands)	25,215(1)	103,273
Expenses recognized (NIS thousands)	65,575	11,297

(1)

Include NIS 8,755 thousand which represent remeasurement of 5,424,436 options granted by PC in October 2006 to the Company’s Chairman of the Board and certain of the Company’s directors, which was approved for grant by the Company’s general shareholders meeting on November 1, 2007.

The share price volatility in respect of grants executed by PC in 2006 was computed solely based on public companies’ volatility, which are in comparable stages to PC and are operating in PC’s industry, due to the fact that PC was publicly traded since the end of October 2006 and therefore has no historical data. The volatility in respect of grants executed in 2007 was also computed based on the aforementioned companies while considering the historic share price volatility of PC since it became public company.

c.

PC’s shares are traded on the LSE and in Warsaw Stock Exchange. The market value of the Group’s holdings in PC shares as of December 31, 2007 based on the share price on the LSE, amounts to NIS 3,547 million, and their book value as of that date amount to NIS 2,326 million.

d.	Assuming exercise of all of PC’s outstanding options, on December 31, 2007, the Group’s interest in PC would have been diluted approximately to 65.08%.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10B –	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (CONT.)

(3)	Companies in BEA Hotels N.V. (“B.H.”) Group

B.H. holds, through a wholly owned and controlled subsidiary approximately 73% of SC Bucuresti Turism S.A. (“Bucuresti”) which owns a complex consisting of a hotel, an apartment hotel, commercial areas and a restaurant, situated in the heart of Bucharest, Romania (“the Bucuresti Complex”). Bucuresti was purchased through a privatization tender published by the State Ownership Fund of the Romanian government (“SOF”). The tender procedure was approved by a decision of the supreme court of Romania.

The acquisition of most of the rights in Bucuresti was carried out within the framework of a memorandum of understanding (“MOU”) for the establishment of a joint venture (“Desca”), 80% of the rights of which were to be held by B.H. and 20% of the rights by an unrelated third party (“Third Party Shareholder”).

As a result of a breach of agreements and undertakings by the Third Party Shareholder, B.H. announced the termination of all agreements and simultaneously filed, together with its subsidiary a law-suit against the Third Party Shareholder for all damages incurred by it due to the latter’s breach of contracts and undertakings. B.H. withheld, prior to filing the claim, the Third Party Shareholder’s shares (20%) as security for fulfillment of its undertakings. In addition, B.H. filed a monetary claim against the Third Party Shareholder for noncompliance with the indemnity conditions, in the framework of which liens were imposed on the Third Party Shareholder’s assets. The Third Party Shareholder filed a statement of defense against the suit.

For information concerning law-suit filed by the Third Party Shareholder in April 2006 - see note 21B(5)a.

On September 2, 2007 B.H. and its wholly owned subsidiary entered into a settlement agreement with the Third Party Shareholder according to which B.H. will acquire from the Third Party Shareholder its 20% shareholding in Desca in consideration which will be determined by agreed upon evaluator and will be limited to a minimum amount and caped by maximum amount as stipulated in the agreement. In accordance with the terms of the agreement, B.H. deposited into an escrow account the agreed upon minimum amount. Within the framework of the settlement agreement, B.H. and the Third Party Shareholder agreed (i) to terminate all previous agreements signed between the parties including without limitation the MOU;(ii) to dismiss all legal procedures between the Third Party Shareholder and/or its affiliates and B.H. and/or its affiliates; and (iii) to waive all claims and/or demands for compensation and/or other payments of each party against the other party. In February 2008 the evaluator submitted its valuation report to the parties and accordingly the Group has included in the financial statements as of December 31, 2007 a provision for the amounts that should be paid to the Third Party Shareholder against investment in Bucuresti shares. The excess cost in the amount of NIS 35.4 million paid over the minority interest acquired was recognized as goodwill in the consolidated financial statements.

For information concerning other legal actions filed in connection with the purchase and ownership of Bucuresti shares, and the real estate owned thereby - see note 21B(5).

Bucuresti shares are traded on the Romanian stock exchange. The value of Group holdings in Bucuresti shares, based on the price of a Bucuresti share as of December 31, 2007, amounts to NIS 357 million, and their book value as of that date amount to NIS 232.6 million.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10B –	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (CONT.)

(4)

As of the balance sheet date the Group holds five joint venture(50%) companies which hold and operate five hotels in the UK and in the Netherland; four joint ventures companies(50%) which are in various stage of development and construction of trading property in eastern Europe and India and one joint venture company (50%) which hold a plot in India. The following is summarized data outlining the Group’s share in items of the proportionately consolidated companies financial statements:

	At December 31, 2007 and for the year then ended			At December 31, 2006 and for the year then ended

	(in thousand NIS)

	Proportionately consolidated companies

Shareholding	50%	30%	Total	50%	33.3%	30%	Total

Current assets	285,385	46	285,431	211,554	–	40	211,594
Non-current assets	897,945	–	897,945	964,322	–	–	964,322
Current liabilities	(141,032)	(2)	(141,034)	(215,403)	–	(3)	(215,406)
Non-current liabilities	(968,095)	–	(968,095)	(1,036,610)	–	–	(1,036,610)

Net assets	74,203	44	74,247	(76,137)	–	37	(76,100)

Revenues	488,947	–	488,947	251,876	1,557	–	253,433
Expenses	(477,489)	(30)	(477,519)	(287,012)	(4,114)	(29)	(291,155)

Net profit (loss)	11,458	(30)	11,428	(35,136)	(2,557)	(29)	(37,722)

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 –	PROPERTY, PLANT AND EQUIPMENT

A.	Composition:

December 31, 2007:

	Real estate

	Hotels

	Operating	Under construction	Other	Other fixed assets	Total

	( i n t h o u s a n d N I S )

Cost:
Balance as of January 1	1,281,189	327,341	18,060	72,855	1,699,445
Deconsolidated companies (see C. below)	–	(38,503)	–	–	(38,503)
Adjustments resulting from translation of foreign subsidiaries financial statements	(45,374)	(14,495)	447	(2,077)	(61,499)
Additions during the year	13,267	198,966	24,075	55,239	291,547
Disposals during the year	(328)	(1,411)	–	(5,701)	(7,440)

Balance as of December 31	1,248,754	471,898	42,582	120,316	1,883,550

Accumulated depreciation:
Balance as of January 1	49,537	–	345	9,895	59,777
Deconsolidated companies (see C. below)	–	–	–	–	–
Adjustments resulting from translation of foreign subsidiaries financial statements	(3,472)	–	19	(1,463)	(4,916)
Additions during the year	49,161	–	2,064	12,561	63,786
Disposals during the year	–	(1,293)	–	(4,256)	(5,549)

Balance as of December 31	95,226	(1,293)	2,428	16,737	113,098

Provision for impairment:
Balance as of January 1	16,693	–	–	–	16,693
Adjustments resulting from translation of foreign subsidiaries financial statements	285	–	–	–	285
Impairment loss recognized	14,148	–	–	–	14,148

Balance as of December 31	31,126	–	–	–	31,126

Payment on account of fixed assets	2,309	–	–	19,715	22,024

Depreciated balance net book value	1,124,711	473,191	40,154	123,294	1,761,350

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 –	PROPERTY, PLANT AND EQUIPMENT (CONT.)

A.	Composition (cont.):

December 31, 2006:

	Real estate

	Hotels

	Operating	Under construction	Other	Other fixed assets	Total

	( i n t h o u s a n d N I S )

Cost:
Balance as of January 1 (1)	1,159,864	206,764	17,679	66,755	1,451,062
Deconsolidated companies (see C. below)	(2,123)	–	–	–	(2,123)
Adjustments resulting from translation of foreign subsidiaries financial statements	50,765	19,628	364	(2,674)	68,083
Additions during the year	74,981	101,026	17	18,670	194,694
Disposals during the year	(2,298)	(77)	–	(9,896)	(12,271)

Balance as of December 31	1,281,189	327,341	18,060	72,855	1,699,445

Accumulated depreciation:
Balance as of January 1 (1)	–	–	–	–	–
Deconsolidated companies (see C. below)	(71)	–	–	–	(71)
Adjustments resulting from translation of foreign subsidiaries financial statements	149	–	(2)	(28)	119
Additions during the year	49,459	–	347	9,968	59,774
Disposals during the year	–	–	–	(45)	(45)

Balance as of December 31	49,537	–	345	9,895	59,777

Provision for impairment:
Balance as of January 1 (1)	–	–	–	–	–
Adjustments resulting from translation of foreign subsidiaries financial statements	143	–	–	–	143
Impairment loss recognized	16,550	–	–	–	16,550

Balance as of December 31	16,693	–	–	–	16,693

Depreciated balance net book value	1,214,959	327,341	17,715	62,960	1,622,975

(1)	Net of accumulated depreciation and impairment as of January 1, 2006 (the date of transition to IFRSs) – see note 28.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 –	PROPERTY, PLANT AND EQUIPMENT (CONT.)

B.	Significant acquisitions of property plant and equipment

(1)

In September 2007, the Group’s wholly owned subsidiary (“AP”) entered into an agreement for the purchase of a hotel situated in Antwerp, Belgium for a total consideration (including transaction costs) of €4.7 million (NIS 26.6 million). As of the balance sheet date AP has paid an advance on account of the acquisition of the property in the amount of €0.4 million (NIS 2.2 million) which was recorded as payment on account of property plant and equipment. The consummation of the transaction and the delivery of the property to AP were executed in January 2008.

(2)

In December 2006, the Group’s jointly controlled subsidiary (50%) purchased a freehold office building measuring a gross built area of approximately 6,500 square meters and situated near the Victoria Amsterdam hotel for a purchase price of €14.0 million. The property is listed as a monument and historic building within the meaning of the Dutch law. The Jointly controlled subsidiary intends to renovate the building and to convert it to a hotel containing approximately 100 rooms. Building permits for such renovation have not yet been issued.

C.	Disposal of property plant and equipment

(1)

On June 13, 2007, the Group consummated a transaction for the sale of its 50% interest in a company (“Andrassy”) which owns the building known as the “Ballet Institute Building” located at Budapest, Hungary. The transaction reflects an asset value of €30 million (NIS 169.7 million) of which the Group’s share is €15.0 million (NIS 84.9 million). As a result of this transaction, the Group recorded a pre-tax gain of NIS 44.9 million in these financial statements. Upon consummation of the transaction all existing agreements relating to the asset have been cancelled by mutual agreement and without prejudice.

(2)

Within the framework of an agreement, executed in October 2006, for the sale of the entire (100%) equity and voting rights in a company (“Sandton Park Plaza”) which owns a hotel located in South Africa (“the Sold Hotel”), the Group has sold all the shares and rights held by it in Sandton Park Plaza (33.3%) to an unrelated third party. The transaction reflects an asset value of South Africa Rand (SAR) 54.0 million (NIS 5.4 million) in which the Group’s share is SAR 18.0 million (NIS 1.8 million). The cash consideration was determined based on an agreed upon value of the Sold Hotel net of a bank loan and other net monetary assets of Sandton Park Plaza as well as transaction costs. As a result of this transaction, the Group recorded pre-tax gain of NIS 7.0 million in the 2006 financial statements.

D.	Impairment of property plant and equipment

A significant decrease in the number of visitors in the Aquatopia (an attraction within the Astrid Plaza hotel in Antwerp, Belgium), during 2007 as compared to the Group’s forecasts for this year, have lead the Group to reexamine its investment in the project. As a result, the Group included in these financial statements a provision for impairment loss for its investment in the Aquatopia in the amount of NIS 14 million.

E.	Annual depreciation rates – see note 2P.

F.

As of December 31, 2007 the Group pledged property plant and equipment in the amount of NIS 1,598 million in order to secure borrowings provided to the Group by financial instruments. See also note 21D.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 –	INVESTMENT PROPERTY AND PAYMENT ON ACCOUNT OF INVESTMENT PROPERTY

A.	Composition:

	December 31

	2007	2006

	(in thousand NIS)

Cost
Balance as of January 1	706,693	695,573
Initially consolidated companies (i)	163,670	–
Deconsolidated companies (see B. below)	(667,248)	–
Additions during the period	69,318	18,218
Disposals during the period	–	(10,123)
Adjustments resulting from translation of foreign subsidiaries financial statements	424	3,025

Balance as of December 31	272,857	706,693

Accumulated depreciation
Balance as of January 1	168,485	112,253
Deconsolidated companies (see B. below)	(182,915)	–
Depreciation and impairment recognized	27,079	59,543
Disposals during the period	–	(3,749)
Adjustments resulting from translation of foreign subsidiaries financial statements	328	438

Balance as of December 31	12,977	168,485

Investment property, net(*)	259,880	538,208

Payment on account of investment property (ii)	194,743	24,742

	454,623	562,950

(*) Fair value of investment property (iii)	287,278	562,875

(i)	See note 12B(1).

(ii)	December 31, 2006 - see note 12B(2), December 31, 2007 - see note 12B(3).

(iii)

The valuations of investment property held by PC are prepared by considering the aggregate of the net annual rents receivable from the properties and where relevant, associated costs. Such incomes are capitalized at a yield which reflects the specific risks inherent in the net cash flows. The annual yields used to evaluate PC’s investment property as of December 31, 2007 and 2006 were at the range of 8.5% to 8.8%.

Plots designated as investment property with no final and designate use, are generally valued based on market values, being the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction.

The Group makes valuations to its investment property by an external, independent valuation company, having an appropriate recognized professional qualification and recent experience in the location and category of property being valued. In the absence of an external valuation, the Group's management makes its own estimate.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 –	INVESTMENT PROPERTY AND PAYMENT ON ACCOUNT OF INVESTMENT PROPERTY (CONT.)

B.	Acquisitions of investment property

(1)

On December 16, 2007, the Company’s subsidiary Elbit India Real Estate Holdings Limited (“ Elbit India”), entered into a framework agreement, (“Framework Agreement”), with a third party to acquire, through a Joint Venture Company(“JV”), up to 135 acres of land in the Siruseri District of Chennai, India. Under the Framework Agreement, the JV will develop on the project land an integrated multi-use project comprising exclusive residential projects to be comprised of villas (bungalows), high-rise buildings, related amenities, commercial and office areas and retail areas.

Under the Framework Agreement, Elbit India is to hold 80% of the JV. Investments by Elbit India in the JV will be a combination of investment in shares and convertible debentures. The total investment that Elbit India is anticipated to pay under the Framework Agreement in consideration for its 80% holding (through the JV) in the project land is up to INR 4,276.8 million (NIS 410.6 million), (“Purchase Price”) assuming purchase of all 135 acres. Such sum is calculated on the basis that Elbit India will pay INR 31.7 million (NIS 3.1 million) for each acre of the project land purchased by the JV.

The project land is to be acquired by the JV in batches during 2008, subject to such land complying with certain regulatory requirements and the due diligence requirements of Elbit India On December 6, 2007, the initial closing of the transaction was held in which the first batch of approximately 44.2 acres of the project land was acquired by the JV and a total of INR1,397.7 (NIS 136.4 million) of the Purchase Price, was paid by Elbit India. Since such date an additional approximate 9.7 acres of the project land has been acquired by the JV.

The parties have entered into a shareholders agreement in respect of the management of the JV, which provides, among other matters, for a five member board of directors, one member appointed by the third party shareholder for so long as it maintains a 10% holding in the JV and four members appointed by Elbit India. The shareholders agreement also includes certain restrictions and pre-emptive rights pertaining to transferring of securities in the JV Company. Profits from the Joint Venture Company will be distributed in accordance with the parties’ proportionate shareholdings, subject to Elbit India being entitled to certain preferences out of the JV’s cash flow, as determined in the agreements

(2)

In September 2006 the Company together with an Indian corporation (“Project SPV”) wholly owned by an unrelated third party (the “Third Party Shareholder”) entered into an agreement (as amended in January 2007) for the purchase of a land measuring 41 acres located in Cochi, India. In accordance with the terms of the agreement the Company and Project SPV will acquire 13 acres (“Property A”) for a total consideration of INR 1,495 million (NIS 143.5 million) payable subject to fulfillment of certain obligation by the seller in respect of the land including obtaining all permissions required for construction thereon and making good and marketable title with regard to Property A and others (“Conditions precedent”). The additional 28 acres (“Property B”) would be transferred by the seller to the Project SPV without any consideration and the seller will be entitled to receive 40% of the constructed area which will be built by the Project SPV’s. It was further agreed that all fess costs and expenses with regards to construction on Property B will be borne by the Project SPV and that the Project SPV will have the entire control over the construction as well as the marketing of the entire project. The agreement also provides that if the seller fails to comply with the aforementioned Conditions Precedent, the Project SPV and the Company shall have the right to terminate the agreement and the seller will then refund all amounts paid under this agreement plus an interest of Libor +1%.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 –	INVESTMENT PROPERTY AND PAYMENT ON ACCOUNT OF INVESTMENT PROPERTY (CONT.)

B.	Acquisitions of investment property (cont.)

(2)	(Cont.)

In September 2006 the Company, the Third Party Shareholder and the Project SPV entered into a share subscription agreement according to which the Company transferred to the Project SPV its respective rights in and to the land in consideration of 50% shareholding and voting rights in the Project SPV. The allotment of shares is subject to certain regulatory permissions in respect of the land and the securing of sanctioned plans. As of December 31, 2006, the allotment of the shares to the Company was not yet executed and the Company did not have any representative in the Project SPV’s board. Accordingly, the total amount invested by the Company as of December 31, 2006, of NIS 24.7 million was presented as payment on account of acquisition of investment property. As of December 31, 2007 the allotment of the shares by the Project SPV to the Company has not yet been executed, however, in June 2007two representative of the Company were appointed as directors in the Project SPV’s board which constitutes 50% of the voting rights in the Project SPV. As a result, the Project SPV’s financial statements were proportionally consolidated (50%) in the Group’s consolidated financial statements as of December 31, 2007 and for the year then ended. The Project SPV intends to develop the property as a mixed used project which will include residential units, offices, hotels and commercial areas.

(3)

On March 13, 2008 Elbit India, entered into an amended and restated share subscription and framework agreement, (“Framework Agreement”), with a third party, and a wholly owned Indian subsidiary of Elbit India (““Joint Venture Company”), to acquire, through the Joint Venture Company, up to 440 acres of land in Bangalore, India”(“ the Project Land”). Under the Framework Agreement, following the consummation of the closing of the final stage of the transaction, the Joint Venture Company will develop on the Project Land, an integrated multi-use project comprising exclusive residential projects to be comprised of villas (bungalows) and hi-rise buildings, hotels, service apartments and hospital along with services and amenities.

The Framework Agreement (together with the ancillary agreements thereto) fully amend and restate all of the agreements previously executed by the parties in October 2007. Under the Framework Agreement, the Joint Venture Company is to acquire ownership and development rights in respect of up to an approximate 230 acres of the entire Project Land for a fixed amount of cash consideration. In consideration of Elbit India’s 50% share (through the Joint Venture Company) in such lands, Elbit India will pay an aggregate of up to INR10,500 million (NIS 1,008 million).

Upon the closing of the first stage of the transaction, which occurred on March 24, 2008, the Joint Venture Company has secured rights over approximately 54 acres of such 230 acres and Elbit India has paid the aggregate sum of approximately INR 2,840 million (NIS 277.2 million) in consideration of its 50% share (through the Joint Venture Company) in such land. Part of the proceed in the amount of NIS 194.7 million was paid as an advance payment to the third party shareholder within the framework of MOU executed between the parties in June 2007 and was offset from the above-mentioned payments executed by Elbit India as at the closing. Such advance payment is presented in the balance sheet as advance on account of acquisitions of investment property.

In addition Elbit India has paid to the third party an interest bearing advance of approximately INR 1,861.5 (NIS 178 million) on account of the future acquisition by the Joint Venture Company of a further 35.6 acres, which land is currently controlled by the third party.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 –	INVESTMENT PROPERTY AND PAYMENT ON ACCOUNT OF INVESTMENT PROPERTY (CONT.)

B.	Acquisitions of investment property (cont.)

	(3)	(Cont.)

In respect of up to the other approximately 210 acres of the entire project land framework agreement, provided that the Joint Venture Company will enter into joint development agreements under which the Joint Venture Company will be entitled to develop the entire area of such lands. In consideration, the Joint Venture Company will pay between 38% and 53% of the built up area of such lands and in some cases, refundable deposits on account of such future consideration will also be paid. Elbit India’s 50% share (through the Joint Venture Company) in rights under the development agreements, will require it to invest INR 750 million (NIS 72 million) in order to funds its proportial share in such deposits.

Under the Framework Agreement, between the closing of the first stage and the closing of the final stage of the transaction, additional portions of the Project Land will be acquired in stages through the third party’s business partners on behalf of the Joint Venture Company and subject to certain conditions Elbit India will make advances (in addition to sums already transferred in connection with the closing of the first stage) on account of such acquisitions. To date no such advances have been made.

Under the Framework Agreement the closing of the final stage of the transaction is to be held no later than March 13, 2009. At such stage, subject to certain conditions, the ownership and/or development rights in respect of all additional portions of the Project Land, that have been acquired by the third part and/or its business partners and that comply with certain regulatory requirements and the due diligence requirements of Elbit India, will be transferred to the Joint Venture Company.

Further, upon the closing of the final stage, the third party will be issued, subject to certain conditions, up to 50% holdings in the Joint Venture Company, which prior to such date shall be wholly owned by Elbit India. Investments by Elbit India in the Joint Venture Company will be a combination of investment in shares and convertible debentures.

The parties have also entered into a shareholders agreement in respect of the future management of the Joint Venture Company following the closing of the final stage. The shareholders agreement also includes certain restrictions and pre-emptive rights pertaining to transferring of securities in the Joint Venture Company. Profits from the Joint Venture Company will be distributed in accordance with the parties proportionate shareholdings, subject to Elbit India being entitled to preferential payment of profit distribution in the amounts and on the terms specified in the Framework Agreement.

C.	Disposals of investment property

(1)

On June 14, 2007, the Group has executed an agreement for the sale of the entire interest in its wholly owned Israeli subsidiary, which owns and operates the Arena shopping and entertainment center (“Arena”), located at the Herzlia Marina in Israel. Pursuant to terms of the agreement, Israel Financial Levers Ltd. (“Purchaser”) acquired the entire rights in and to Arena in consideration for an assets value of NIS 538.0 million. A price adjustment of up to an additional NIS 10.5 million will be paid based on the adjusted rent revenues (as defined in the agreement) of the Arena on June 30, 2009. The transaction was consummated on July 1, 2007 and the cash consideration amounted to NIS 331.5 million which was determined according to the agreed upon value of Arena with the addition of monetary balances and net of bank loan and other monetary liabilities as at the closing. As a result of this transaction the Group has recorded in these financial statements loss from the disposal of Arena amounted to NIS 19.6 million.

The book value of Arena’s assets, its liabilities as at the date of the disposal, totals NIS 542.3 million and NIS 204.7 million, respectively.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 –	INVESTMENT PROPERTY AND PAYMENT ON ACCOUNT OF INVESTMENT PROPERTY (CONT.)

C.	Disposals of investment property (cont.)

(2)

In May 2007 PC executed a transaction for the sale of the Duna Plaza offices (“DPO”) in Budapest, Hungary, to Klepierre for a consideration of €14.2 million (NIS 80.4 million). As a result of this transaction, the Group recorded a gain of NIS 22.2 million. The book value of DPO’s assets, its liabilities, as at the date of the disposal, totals NIS 86.1 million and NIS 38.0 million, respectively.

(3)

On July 29, 2005, a transaction was consummated by and between PC and Klépierre for the sale by PC of all equity and voting rights (100%) of the companies owning 4 operational shopping centers in Poland (“Stage A”).

Part of the proceed in the amount of €5.4 million was subject to obtaining utilities license by PC in respect of the Sold Centers and accordingly has been deferred for recognition in the financial statement for the year ended December 31, 2005. Within the framework of a settlement agreement signed between PC and Klepierre on November 16, 2006 it was agreed that PC shall be unconditionally and irrecoverably released from its obligations to obtain such utilities license and that Klepierre will assume full and sole responsibility thereof. As a result of this agreement, the Group recorded in its financial statements for the year ended December 31, 2006 an additional pre-tax gain of NIS 30.4 million. Furthermore, PC and Klepierre agreed to conclude a final purchase price adjustment in respect of the sold centers in accordance with the provisions set forth in the sale agreement and accordingly the Group recorded in its financial statement for the year ended December 31, 2006 an additional pre tax gain of NIS 49.3 million.

NOTE 13 –	OTHER ASSETS AND DEFERRED EXPENSES

A.	Composition:

	December 31

	2007	2006

	(in thousand NIS)

Cost
Prepaid leasehold rights (see B. below)	154,505	256,374
Project initiation costs	4,808	12,793
Cost of long-term service contract	4,020	10,699

	163,333	279,866

Accumulated amortization and impairment
Prepaid leasehold rights (see B. below)	12,275	16,782
Cost of long-term service contract	2,921	8,874

	15,196	25,656

Amortized cost	148,137	254,210

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 –	OTHER ASSETS AND DEFERRED EXPENSES (CONT.)

B.	Additional information:

(1)

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

(2)

The sub-lease rights of the Sherlock Holmes Park Plaza Hotel were granted for a period of 99 years (ending in 2095), in consideration of an annual rent payment of £0.6 million (NIS 4.6 million). Rent payments are adjusted every five years on the basis of “open market value”. The company holding the property has an option to terminate the lease in 2059 with an advance notice of 2.5 years. The lessee and the land lord are currently under dispute regarding the rent adjustment (which was initially initiated in October 2006) whereby the land lord claim an increase of the rent to £1.6 million (NIS 12.3 million) per annum. The Group is of the opinion, based on a professional advice, that the rent review should be calculated on the basis of the value of the hotel prior to the refurbishment and improvement works executed by the lessee and that the Group will not bear any material costs in respect of this dispute.

The Group’s JV’s partner in the hotel guaranteed fulfillment of all undertakings of the lessee (“Guarantor”) as if it were a principal party to the agreement. The guarantee contains a provision, by which, in the event the guarantee is exercised, the land-owners may require the Guarantor to assume the lessee’s position as a lessee. Two documents were executed between the Guarantor and the Group, which establish the indemnification procedures amongst them, in relation to said guarantee.

(3)

The leasehold rights to a land area on which the Riverbank Park Plaza Hotel is located, are for a period of 125 years, in consideration for annual payment of £ 0.6 million (NIS 4.6 million), adjusted every five years based on the CPI in England, with the next adjustment to be carried out in May 2010. The leasehold is subject to various rights and easements granted to certain authorities. The lessee may not assign its rights to a third party without the lessor’s consent; A breach by the lessee of any of its undertakings under the agreement may, under certain circumstances allow the lessor to forfeit the property.

(4)

In July 2007 the Company entered into an agreement with the Israel Land Administration (“ILA”), according to which the Company leased a plot of approximately 44,600 square meters in Tiberius, Israel for a term of 49 years (through 2056) with an option to extend the lease term with an additional 49 years. The total consideration paid amounted to NIS 30.6 million. The Company intends to construct on the site a hotel. In accordance with the term of the agreement, the Company undertaken to finalize the construction work of the hotel within a period not exceeding 36 months (July 2010). As for bank guarantees provided by the Company in favor of the ILA, see note 21D(8).

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 –	INTANGIBLE ASSETS

A.	Composition:

	December 31

	2007	2006

	(in thousand NIS)

Cost
Acquired patent rights, technical know-how and other intellectual property	24,006	26,369
Distribution rights	2,763	2,388
Goodwill	47,283	–

	74,052	28,757

Accumulated amortization and impairment
Acquired patent rights, technical know-how and other intellectual property	21,602	21,094
Distribution rights	630	391

	22,232	21,485

Amortized cost	51,820	7,272

B.	Amortization rates – see note 2S.

NOTE 15 –	SHORT-TERM CREDITS

A.	Composition:

	December 31

	2007		2006

	Interest rate

	%	(in thousand NIS)

Short-term bank loans:
US dollars	Libor+ 1.7	93,294	124,713
Euro	Euribor+ 1.5	41,290	302,695
Hungarian Forint		–	18,737
NIS	Prime+ 1.1	28	223,063

		134,612	669,208
Current maturities		31,857	19,345

		166,469	688,553

B.	Liens – see note 21D.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16A –	PAYABLES AND OTHER CREDIT BALANCES

	December 31

	2007	2006

	(in thousand NIS)

Income taxes	24,603	17,372
Other government institutions	7,507	8,507
Wages and fringe benefits	86,328	46,714
Accrued interest payable	49,211	37,055
Related parties	19,672	7,614
Liability in respect of acquisition of trading property	106,594	6,722
Expenses accrued in connection with the realization of trading property	36,703	7,053
Liability in respect of settled claims (i)	37,339	–
Accrued expenses, commissions and others	69,856	73,564

	437,813	204,601

(i)	See notes 21B(5)a. and 21B(10))

NOTE 16B –	OTHER LIABILITIES

	December 31

	2007	2006

	(in thousand NIS)

Liability for construction services (i)	96,772	–
Income in advance	22,908	13,008

	119,680	13,008

(i)	See note 8B(4).

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	BORROWINGS

A.	Composition:

	December 31

	2007	2006

	(in thousand NIS)

At amortized cost:
Loans from banks and financial institutions	1,639,446	1,546,840
Debentures (see G. below)	2,140,640	1,078,072
Convertible debentures (see F. below)	71,091	78,028

	3,851,177	2,702,940
At FVTPL:
Debentures (see H. below)	304,584	–

	4,155,761	2,702,940

Less - current maturities	(31,857)	(19,345)

	4,123,904	2,683,595

B.	Linkage basis and interest rates:

	December 31, 2007

	Interest rates

	%	(in thousand NIS)

NIS	Israeli CPI + 5.0-6.3	2,084,401
NIS	Prime+ 0.85	6,365
Pound sterling (*)	7.7	696,193
Euro	Euribor+ 1.7	666,292
Euro (*)	5.1	193,678
NIS (**)	Israeli CPI + 4.5	304,582
US dollar	Libor+ 1.7-3.0	204,250

		4,155,761

(*)	The interest on these loans is hedged by a swap transaction - see note 9A(4).
(**)	As for swap transaction executed in respect of these debentures - See note 9A(5).

C.	Repayment schedule:

December 31, 2007

(in thousand NIS)

2008 - current maturities	31,857
2009	675,393
2010	236,003
2011	989,026
2012	308,633
2013 and thereafter	1,914,852

4,155,761

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	BORROWINGS (CONT.)

D.

Loans obtained by the Company from an Israeli bank, which as of December 31, 2007 totaling NIS 265.7 million, will be repaid (principal and interest) in equal semi-annual installments, through December 31, 2012. As part of the agreement, an arrangement to accelerate repayment was established as follows: (i) net amounts received by the Company, from public or private offerings of securities of the Company (and/or of its subsidiaries which were financed by the loan funds), as part of a business merger, as a result of the realization of assets and/or investments, or as a result of refinancing or any other receipt of capital by the Company (and/or its subsidiaries, as above), will be used first to repay the loans; (ii) net amounts so received from realization of the shares of PC or shares of a Project Company, by means of sale or issuance to a third party or the sale of a project owned thereby (in full or part), will serve to repay part of the loans (relative to the portion sold) that were received to finance the investment in shares or projects realized, as the case may be; (iii) part of the net amounts to be received from refinancing will be used initially to repay the loans, as long as the total balance of the loans exceeds $40.0 million.

Upon consummation of the transaction for the sale of the commercial and entertainment centers (see note 8C), the issuance of non convertible debentures by the Company (see item G below) and the Initial Public Offer (IPO) of PC’s shares in the LSE (see note 10B(2)b.), the Company is conducting negotiations with the bank with the view of mutually rescheduling the rate and scope of repayments and the other terms of credit. In the framework of re-examining various terms contained in the loan agreements, the bank and the Company have reached to written understanding according to which (i) repayment of the loans which the Company was obliged to repay as a result of such sales of the commercial centers, issuance of the debenture and the IPO of PC’s shares, as stipulated in the loan agreements, is not yet required prior to January 1, 2009; (ii) principal repayment of loans, which the bank had provided the Company with and which repayment dates had fallen prior to December 31, 2007, is not yet required prior to January 1, 2009, subject to payment by the Company of all interest payments in respect of the loans; (iii) as of December 31, 2007, the bank did not demand that the Company will comply with the covenants stipulated in the loan agreement except for maintaining a minimum rate of “adjusted shareholders’ equity” of the Company to its “adjusted balance sheet”. As of the balance sheet date the Company is in compliance with this covenant and accordingly, the balance of the bank credits was classified as long-term loans.

E.

Loans obtained by Elscint from an Israeli bank, which as of December 31, 2007 totaling NIS 54.4 million. As part of the agreement, an arrangement to accelerate repayment was established as follows: (i) net amounts received by Elscint, and/or by its subsidiaries which were financed by the loan funds (“Funded Subsidiaries”), from any public offering or private placement of its securities, as part of a business merger, as a result of the realization (in whole or in part) of assets and/or investments, or as a result of refinancing or any other receipt of any distribution by Elscint (and/or by its Funded Subsidiaries), will be used first to repay the loans; (ii) net amounts so received from realization of the shares of B.H. or shares of a Target Company, by means of sale or issuance of shares to a third party or the sale of a project owned thereby (in full or part), will serve to repay the part of the loans attributed to the project sold as the case may be.

In the framework of re-examining various terms contained in the loan agreement, the bank has informed Elscint that:(i) repayment of a principal amount of €9.6 million (NIS 54.4 million) is not yet required till January 1, 2009 subject to repayment by Elscint of all interest payments; (ii) as of December 31, 2007 the bank did not demand that Elscint will comply with the covenants stipulated in the loan agreement except for the maintaining of a minimum rate of shareholders equity to total balance sheet. As of the balance sheet date, Elscint is in compliance with this covenant and accordingly, the balance of the bank credit was classified as long-term loans.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	BORROWINGS (CONT.)

F.

Convertible debentures issued by Insightec in August 2006 (as amended in preferred A shares purchase agreement - see note 10B(1)e.) and in September 2004 (as amended in the 2006 agreement and in in preferred A shares purchase agreement) to its existing shareholders in the total amount of $36.0 million (NIS 138.5 million) (“2004 Notes” and “2006 Notes” respectively, or collectively “the Notes”).The Notes bear interest, payable on a semi-annual basis, at the rate of LIBOR + 3% (to be increased by an additional 2% upon the first event of default as defined in the agreement and by an additional 3% upon the occurrence of any additional event of default as defined in the agreement). To the extent not previously converted or prepaid, Insightec is required to repay the 2006 Notes and the 2004 Notes (principal and interest, if relevant) on August 9, 2011 and on September 27, 2009, respectively. As amended in preferred A shares purchase agreement, all interest payments due to the Notes holders will be paid in cash. The holders can convert the Notes (or any part thereof) into ordinary shares of Insightec at any time on or after the date of their respective issuance. The full outstanding and unpaid amounts of the Notes (principal and interest) shall be automatically converted into ordinary shares of Insightec in the event Insightec completes a qualified initial public offering (as defined in the agreement) (“IPO”) after August 9, 2009. Immediately prior to completion of a qualified IPO or a change in control, as defined in the Agreement, in either case prior to August 9, 2009 (“Liquidity Date”), Insightec shall be entitled to require the holders to convert the full outstanding and unpaid amount of the Notes (principal and interest) into ordinary shares of Insightec, provided however that Insightec shall only be entitled to require such conversion if (i) the annualized Internal Rate of Return (IRR) on the principal amount of the 2006 Notes to the Liquidity Date would be at least 20% and (ii) in the case of a change in control (as defined in the agreement), the holders are provided an opportunity to sell or transfer all of the shares (or securities convertible into shares), including ordinary shares into which the Notes are convertible, that they own immediately prior to completion of such change in control. The conversion rate of 2006 Note, (which is subject to adjustments in certain instances) is the lesser of $12 or 85% of the price per share (“2006 Ratchet”) sold in Insightec’s next equity financing (as defined in 2006 Agreement). Following the execution of Preferred A share purchase agreement in November 2007 for $12 per Preferred Share (see note 10B(1)e.), the conversion rate of 2006 Notes was reduced to $10.2 per share, representing 85% of $12 per share. The conversion rate of 2004 Notes (which is subject to adjustments in certain instances) is the lesser of $7.30 or 85% of the price per share (“2004 Ratchet”) sold in Insightec’s next equity financing (as defined in 2004 Agreement). Under the 2006 and 2004 Note and Warrant Amendment dated November 27, 2007, the conversion rate of 2004 Notes was revised to $7.30 (subject to adjustments in certain instances). As of December 31, 2007 both 2004 and 2006 Ratchets are no longer valid. In addition, at any time, in the event that Insightec will issue shares for a consideration that is less than the conversion rate, the conversion rate of the Notes will be reduced on a weighted average basis. The Group’s share in the 2006 and 2004 convertible note amount to $17.3 million (NIS 66.5 million).

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	BORROWINGS (CONT.)

G.	Following the significant terms of the Company’s debentures as of December 31, 2007:

Series	Linkage basis	Interest rate	Repayment terms	Amortized cost as at December 31, 2007

		%		(in thousand NIS)

A	Israeli CPI (*)	6.0	10 semi-annual equal installments commencing August 2009	583,021
B	US dollar	Libor+2.65	10 semi-annual equal installments commencing August 2009	56,238
C	Israeli CPI (*)	5.3	10 annual installments commencing September 2009	455,603
D	Israeli CPI (*)	5.0	8 annual installments commencing April 2013	645,552
E	Israeli CPI (*)	6.3	10 annual installments commencing July 2012	65,950
F	Israeli CPI (*)	5.7	6 annual installments commencing October 2010	334,276

				2,140,640

(*)	Linked to the increase in the Israeli CPI over the base index as of the date the debentures were issued.

The debentures are un-secured and non-convertible and are registered for trade in Tel Aviv Stock Exchange (“TASE”). The debentures terms provide that the debentures will be prepaid by the Company at the option of the trustee or the holders of the debentures, if the Company’s securities are de-listed from trade on the TASE and on the Nasdaq National Market jointly.

The debentures were rated By Midroog Ltd. an affiliate of Moody’s Investors Servicses (“Midroog”) at an A1 rating and by Maalot, the Israel Securities Rating Company Ltd.an affiliate of Standard and Poors(“Maalot”) at an A +/ Stable rating, on a local scales.

H.

In May 2007, Maalot has approved a rating of A+/positive for PC to raise debentures up to an amount of $400 million (NIS 1,538.4 million). In July 2007, PC issued to Israeli institutional investors an aggregate principal amount of approximately NIS 305 million series one of unsecured non-convertible debentures.

The debentures are payable in eight equal annual installments, commencing December 2010. The debentures bear an annual interest rate of 4.5%, payable in semi-annual installments. The debentures are linked (principal and interest) to the increase Israeli CPI over the base index at the date of the debentures’ issuance. The debentures also provide that the debentures will be repaid by PC, inter alia, at the option of the trustee or the holders of the debentures if PC delays the publication of its financial reports for more than 60 days from the dates provided by applicable law or if the debentures cease to be rated for a period of more than 60 days.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	BORROWINGS (CONT.)

H.	(Cont.)

As of the balance sheet date the debentures are listed for trade on the Institutional Retzef System, which is a trading system for institutional investors in Israel. PC may also, at its sole discretion, register the debentures for trade on the TASE. So long as the debentures are not registered for trade on the TASE, PC has undertaken (i) to pay an additional interest at an annual rate of 0.5% (namely 5%) until a prospectus is published for the registration of the debentures for trade on the TASE; (ii) to pay an additional interest rate at an annual rate of 0.25% in the event the rating of the debentures decreases to BBB+ rating on a local scale by Maalot, or an equivalent rating by another rating company and (iii) to repay the debentures at the option of the trustee or the holders of the debentures upon the occurrence of each of the following events: (A) Should the rating of the debentures in Israel decrease below the BBB+ investment level rating of Maalot or other equivalent rating by another rating company; (B) if PC is required to prepay another series of debentures issued by it; or (C) if the holdings of the Group in PC, drop below 25%.Such undertakings would be terminated upon the registration for trade of the debentures on the TASE.

As for registration of the debentures to trade and the issuance of series B debentures subsequent to the balance sheet date - see note 29A.

AS for swap transaction executed by PC in respect of these debentures- see note 9A(5).

I.	Liens – see note 21D.

NOTE 18 –	OTHER LONG-TERM FINANCIAL LIABILITIES

Composition:

	December 31

	2007	2006

	(in thousand NIS)

Loans from the Office of Chief Science (“OCS”) (1)	35,891	37,487
Derivative financial liability carried at fair value through profit and loss (2)	55,794	65,336
Suppliers	–	8,018

	91,685	110,841

(1)

The liability to the OCS reflect the total grants received from the OCS by Insightec net of royalties paid up to each balance sheet date discounted at the applicable interest rate for similar loans having the same terms and conditions. Insightec is obliged to pay royalties to the OCS -in respect of products, the development of which was funded by grants provided by the OCS - at a rate of 3% of revenues, for the initial three years through the end of 2006 and 3.5% of revenues as and from 2007 and up to the amount of the grants received.

(2)	Represent the fair value of the Exit Fee payable by the Group to financial institution (see note 21A(13)). The estimated fair value of the Exit Fee was calculated based on the Black-Scholes model.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 –	OTHER LIABILITIES

A.	Composition:

	December 31

	2007	2006

	(in thousand NIS)

Pre-paid rent income	2,035	7,043
Deferred gain from realization of commercial centers	–	5,626
Provisions (1)	7,007	7,273
Retirement benefit obligation (2)	3,565	2,960
Other	–	227

	12,607	23,129

(1)	Mainly in respect of litigations.

(2)	See B. below.

B.

The Group companies’ liability to employees upon their retirement includes, primarily, voluntary and/or involuntary termination severance payments as well as adaptation grants. The liabilities are partially covered by ordinary deposits to employees’ accounts at accredited pension and severance-pay funds and/or by acquiring insurance policies. Such deposits are not under the custody or management of the Group companies.

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

The Company’s Chairman’s term of employment by EIL shall be taken into consideration in calculating the period of his employment by the Company, for all purposes. EIL undertook in terms of the agreement to transfer to the Company’s ownership all amounts deposited in severance-pay funds, in order to cover all rights accumulated throughout the period of the Chairman’s employment with EIL. As of the balance sheet date, balances of NIS 0.9 million have not yet been transferred to the Company.

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

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 –	OTHER LIABILITIES (CONT.)

B.	(Cont.)

The amount included in the balance sheet arising from the Group’s obligation in respect of its defined benefit plans is as follows:

	December 31

	2007	2006

	(in thousand NIS)

Present value of funded defined benefit obligation	17,324	14,003
Fair value of plan assets	(13,759)	(11,043)

Net liability arising from defined obligation	3,565	2,960

The principal assumptions used for the purposes of the actruial valuations were as follows:

	December 31

	2007	2006

	%	%

Discount rates	2.1-3.97	3.44-4.09
Expected return on plan assets	6.17	5.84
Expected nominal salaries increase	5.06-5.83	4.55-5.06

NOTE 20 –	INCOME TAXES

A.	Composition:

	Year ended December 31

	2007	2006

	(in thousand NIS)

Current	11,072	1,049
Deferred	5,090	(7,310)
In respect of prior years	126	4,474

	16,288	(1,787)

B.	Principle tax laws applicable to the major Group companies in their country of residence:

(1)	Israel

a.

The provision for current taxes of the Company and its Israeli subsidiaries was determined in accordance of the provisions of the Income Tax Ordinance and the Income Tax Law (Adjustments for Inflation)-1985, which established the measurement of the results for tax purposes on a real basis pursuant to changes in the CPI.

In February an amendment to the Israeli tax was approved by the Israeli parliament which determined that the validity of the Adjustments for Inflation Law would end in 2007, and, commencing from the 2008, the provisions of the law would no longer apply, except for transitional provisions intended to avoid distortions in the tax computations. In accordance with the amendment, from the tax year of 2008 and thereafter, the adjustment of income for tax purposes to a real measurement basis will no longer be calculated.

Corporate tax rate applicable to companies in Israel in 2007 is 29% which will gradually decrease from 27% in 2008 through 25% in 2010.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 –	INCOME TAXES (CONT.)

B.	Principle tax laws applicable to the major Group companies in their country of residence (Cont.):

(1)	Israel (cont.)

b.	As from January 1, 2003, certain statutory provisions came into force and effect, concerning, among other things, the tax reform in Israel in respect of the following:

	1.	(a)

Taxation of profits of foreign companies considered as Controlled Foreign Companies (“CFC”), if all the following conditions are met: (i) its shares or its rights on it are not listed in a stock exchange, however if they are partly listed, then less than 30% of the shares or of the rights of the company were offered to the public (ii) majority of revenues thereof are passive, as same is defined by law, or majority of profits thereof derive from passive revenues; (iii) the tax rate applying to the passive profits thereof in their country of residence does not exceed 20%; and (iv) over 50% of the means of control therein are held, directly or indirectly, by Israeli residents. In accordance with the statutory provisions, a controlling shareholder in those companies having unpaid profits, as defined by law, is deemed to have been distributed with a dividend representing its respective share in such profits (“Deemed Dividend”).

		(b)	Taxation of a dividend received in Israel, out of profits generated or accrued abroad, as well as a dividend originating abroad.

A Deemed Dividend and/or the distribution of dividends, as stated, will be subject to a tax rate of 25%, less withholding taxes which would have been paid abroad in respect of such dividend, had it in fact been distributed. Each Israeli assessee has the right to elect, at its sole discretion, to be assessed according to the Israeli corporate tax rate less taxes payable abroad in respect of these profits (including under certain circumstances taxes payable by a company held by the distributing company), as the case may be.

2.

Capital gain tax from the realization of assets at a reduced rate of 25%. The reduced rate is to apply to realization of assets, which were acquired after January 1, 2003 and thereafter, and will be calculated for the portion of the gain relating to the period subsequent to this date up to the realization date.

	3.	Method of loss offsetting - regarding business losses, capital losses, passive losses, marketable securities losses and CFC losses.

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

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 –	INCOME TAXES (CONT.)

B.	Principle tax laws applicable to the major Group companies in their country of residence (Cont.):

(1)	Israel (cont.)

d.

Insightec has been awarded the status of “approved enterprise” (“AE”) pursuant to the Law for the Encouragement of Capital Investments - 1959 (“the Law”), in respect of an investment (which has been completed, through the balance sheet date), of $0.5 million (NIS 2.1 million). This law provides for tax-exemption on undistributed income generated from the AE for a period of two years commencing the first year in which the AE has taxable income, and provides also for a reduced tax rate (25%) for the remaining five-year period. As at December 31, 2007, the benefit period had not yet commenced.

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

US tax laws set limitations on the utilization of carry-forward tax losses in companies that have undergone a material change in ownership. Accordingly, should the transfer of the Company’s shares to EIL (in 1999) be defined as a material change in ownership of Elscint, then the ability to utilize the accumulated tax-losses of a US subsidiary against future income will be considerably limited. Management is of the opinion that there will be no limitation to the utilization of the carry - forward losses. As of December 31, 2007 the accumulated carry-forward losses utilized against current profits amount to approximately $13.8 million (NIS 53.0 million). No deferred income tax assets have been recorded in respect of the unutilized balance of the carry-forward losses.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 –	INCOME TAXES (CONT.)

B.	Principle tax laws applicable to the major Group companies in their country of residence (Cont.):

(3)	The Netherlands

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

b.

Under the participation exemption rules, income including dividends and capital gains derived by Netherlands companies in respect of qualifying investments in the nominal paid up share capital of resident or non resident investee companies, are exempt from Netherlands corporate income tax provided the conditions as set under these rules have been satisfied. The participation exemption rules and more particularly the statutory conditions thereunder have been amended with effect of January 1, 2007. Such amended conditions require, among others, a minimum percentage ownership interest in the investee company and require the investee company to satisfy either of, or both the newly introduced ‘assets’ - test and the amended ‘subject to tax’ - test.

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

a.

Operating income and capital gains generated by the British resident group companies are subject to a 30% tax rate(28% since April 2008). Dividends received from a U.K. resident company are taxed in accordance with the jurisdiction of the company receiving the dividend (in the Netherlands - tax exempt); No tax credits are allowed for distributed dividends.

b.

Net rental income from real estate held as an investment and let in the U.K. by companies not resident in the U.K., are charged to U.K. income tax at 22%. Any gains on disposal are not taxable in the U.K.

(5)	Romania

Corporate income tax rate for resident companies and non-resident entities with a permanent establishment in Romania is 16% (including capital gains). Dividends paid to resident and non-resident corporations are subject to a final withholding tax of 16%, unless lower double taxation treaty rates apply. Losses may be offset against taxable income for a period of five years from the incurrence year-end.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 –	INCOME TAXES (CONT.)

B.	Principle tax laws applicable to the major Group companies in their country of residence (Cont.):

(6)	Hungary

The corporate income tax rate imposed on the income of the subsidiaries incorporated in Hungary is 16%. Commencing 2007, capital gains are exempted from corporate income tax provided that certain criteria are fulfilled. A special solidarity tax is levied on companies as from September 1, 2006, being 4% of the modified accounting profit as determined by law. Dividends, interest, royalty paid out to companies are not subject to withholding tax. Losses in the first three years of operation can be carried forward without limitation. Losses incurred until 2004 can be carried forward for the period of five years, subject to certain limitations. Losses incurred in 2005 and thereafter, may be carried forward indefinitely, subject to certain limitations.

(7)	Poland

The corporate tax applicable to income of Polish subsidiaries (including capital gains) is 19%. Dividends paid out of these profits are subject to an additional (final) tax rate of 19%, subject to the relevant double taxation treaty. Distribution of dividend of Polish subsidiary to Dutch parent company, holding at least 15% (commencing 2009 - 10%) of shares for a period of at least 2 years, is exempt from withholding tax. Losses may be offset against taxable income over a 5 year period, subject to a maximum annual utilization of up to 50% of the accumulated loss from each particular tax year.

(8)	Serbia

Corporate income tax (‘CIT’) rate applicable to income of Serbian subsidiaries is 10%.

Losses stated in the tax balance (i.e. losses adjusted according to the CIT Law rules) may be carried forward for the period of ten years and offset against taxable income from the tax balance. Withholding tax at the rate of 20% is due on the payment by residents companies to non-resident companies of dividends and share in the profit of a legal entity, and on royalties, interest, capital gains and proceeds from leasing real estate. Withholding tax may be reduced if such possibility is provided by the respective double taxation avoidance treaty.

(9)	India

The corporate income tax applicable to the income of Indian subsidiaries is 33.99%. Minimum alternate tax (MAT) of 11.33% is applying to the book profits (i.e. profits shown in the financial statements), if the company’s corporate tax liability is less than 10% of it’s book profits. The paid amount will be credited if the company has taxable profits in the following five years. Capital gains on sale of fixed assets and real estate assets are taxed at the rate of 22.66% provided that they were held at least 36 month immediately preceding the date of the transfer or 33.99% if they were held for not more than 36 month. Dividends paid out of the profits are subject to Dividend Distribution Tax at the rate of 16.99%. There is no withholding tax on dividends distributed by Indian company. Losses can be offset against taxable income for a period of eight years from the incurrence year’s end.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 –	INCOME TAXES (CONT.)

B.	Principle tax laws applicable to the major Group companies in their country of residence (Cont.):

(10)	Cyprus

The taxation of companies incorporated in Cyprus is based on tax residence and all companies are taxed at the rate of 10%. A special levy of 10% is imposed on interest received and deemed interest income in certain cases. Dividend income and profits from the sale of shares and other titles of companies are tax exempt. There is no withholding tax on payments of dividends to non-resident shareholders or shareholders that are companies resident in Cyprus. Companies, which do not distribute 70% of their profits after tax, as defined by the relevant tax law within two years after the end of the relevant tax year, will be deemed to have distributed as dividends 70% of these profits. A special levy at 15% will be payable on such deemed dividends to the extent that the shareholders (companies and individuals) are Cyprus tax residents. The amount of deemed distribution is reduced by any actual dividends paid out of the profits of the relevant year during the following two years. This special levy is payable for the account of the shareholders.

(11)	Bulgaria

Corporate income tax rate for resident companies and non-resident entities with a permanent establishment in Bulgaria is 10% (including capital gains). Dividends paid to resident individuals and non-resident corporations and individuals are subject to a final withholding tax of 5%, unless lower double taxation treaty rates apply. Such final tax is not levied on dividends payable to EU-member entity, provided that certain criteria are met. Losses may be offset against taxable income for a period of five years from the incurrence year-end

(12)	Czech Republic

Corporate income tax rate imposed on the income of the subsidiaries incorporated in the Czech Republic (including capital gains) in 2007 is 24% which will gradually decreased from 21% in 2008 to 19% in 2010. Tax losses can be carried forward up to seven years to offset future taxable income. Dividends paid out of net income are subject to a withholding tax of 15%, subject to the relevant double taxation treaty. The Czech Republic exempts domestic dividends paid to EU parent companies that hold a participation of 20% or more for at least two years.

Tax losses incurred in taxable periods that commenced in 2004 or later may be carried forward for up to 5 years. Tax losses incurred earlier may be carried forward for up to 7 years.

(13)	Latvia

Corporate income tax rate imposed on the income of the subsidiaries incorporated in Latvia (including capital gains) is currently 15% (2006 - 15%). Tax losses can be carried forward and be offset against taxable income of the five years following the accounting year in which they were incurred. Dividends paid out of net income to non-resident are subject to a withholding tax of 10%, subject to the relevant double taxation treaty or 0% tax could be applied if the recipient is resident in another EU country or resident in country included in European Economic region.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 –	INCOME TAXES (CONT.)

B.	Principle tax laws applicable to the major Group companies in their country of residence (Cont.):

	(14)	Greece

Corporate income tax rate imposed on the income of the subsidiary incorporated in Greece (including capital gains) is currently 25%. Tax losses can be carried forward and offset against taxable income of the five years following the accounting year in which they were incurred.

C.	Effective tax rate:

The following is a reconciliation between the income tax expense computed on the pretax income at the ordinary tax rates (“the theoretical tax”) and the tax amount included in the consolidated statement of operations:

	Year ended December 31

	2007	2006

	(in thousand NIS)

Company’s statutory tax rate (%)	29	31

Profit before income taxes	925,607	462,043

The theoretical tax	268,426	143,233

Differences in tax burden in respect of:

Exempt income, net of unrecognized expenses	(327,482)	(227,867)
Utilization of prior-year losses for which deferred taxes had not previously been recorded	(18,899)	(13,001)
Losses and other timing differences for which deferred taxes had not been created	125,213	66,207
Variances from different measurement principles applied for the financial statements and those applied for income tax purposes (including exchange differences)	6,068	16,123
Differences in tax rates on income of foreign subsidiaries	(44,812)	3,197
Adjustment due to changes in tax rate	208	(1,531)
The Group’s share in results of associated companies	3,466	(248)
Taxes for prior years	126	4,474
Other differences, net	3,974	7,626

	16,288	(1,787)

D.	Carryforward losses and deductions:

As of December 31, 2007 the Group companies had accumulated tax losses and deductions amounting to NIS 1,587 million, which may be utilized in the coming years against taxable income at rates ranging from 16% to 29% depending on the country of residence. The realization of the carry-forward losses is subject to taxable income available in those periods when these losses are deductible.

Computation of said carry-forward taxable losses includes Insightec’s losses in an aggregate amount of NIS 304 million. Insightec’s management estimates that its income, throughout the utilization period of said losses, will be tax-exempt, hence no tax benefits are expected in respect of these losses, in the foreseeable future. As to the limitation on utilizing Insightec’s losses as a result of a merger pursuant to section 103 of the Income Tax Ordinance, at the amount of NIS 88.5 million - see note 10B(1)i.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 –	INCOME TAXES (CONT.)

D.	Carryforward losses and deductions (cont.):

Tax laws in respect of certain Group subsidiaries operating aboroad, have set a time limitation on the utilization of losses. Accordingly, the right to utilize carry-forward losses in the amount of NIS 171.5 million, against taxable income, will gradually expire over the following years:

December 31, 2007

(in thousand NIS)

2008	6,565
2009	1,862
2010	29,147
2011	6,372
2012 and thereafter	127,597

171,543

E.	Deferred income taxes:

	December 31

	2007	2006

	(in thousand NIS)

Accelerated depreciation differences in respect of property plant and equipment and investment property	(27,846)	(35,336)
Difference between fair value of real estate at acquisition and related cost for income tax purposes	(31,728)	(40,222)
Timing differences - income and expenses	(1,070)	(1,422)
Carryforward tax losses and deductions	5,505	9,832

Net deferred taxes (*)	(55,139)	(67,148)

(*) Presented among:
Long-term liabilities	(55,139)	(72,145)
Long-term receivables	–	4,997

	(55,139)	(67,148)

Net of deferred tax assets, which were not included in respect of the following items:

	December 31

	2007	2006

	(in thousand NIS)

Accelerated depreciation differences in respect of property plant and equipment and investment property	36,169	44,394
Timing differences - income and expenses	14,284	496
Carryforward tax losses and deductions	402,239	258,001

	452,692	302,891

F.	Final tax assessments:

The Company, Elscint and certain Israeli subsidiaries have received final tax assessments, some through 2002 and others by 2003. Certain foreign group companies have received final tax assessments while others have not been assessed since incorporation.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 –	INCOME TAXES (CONT.)

G.	Deferred taxes in respect of investment in invstee companies

As of December 31, 2007, the Group did not recorded deferred tax liability, in respect of gains from realization of certain investee companies or upon receiving their retained earning as dividend, in the amount of NIS 390.3 million.

H.	The total accumulated current and deferred taxes expenses, which were charged directly to the shareholders’ equity as of December 31, 2007 is NIS 9,756 thousands.

NOTE 21 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS

A.	Commitments

(1)	a.

The Group’s hotels (located in the Netherlands, Belgium and England) are managed by Park Plaza Hotel Europe B.V. (“Management Company”), in consideration for an annual fee of 2% of the room revenue (“Base fee”) as well as 7% of the gross operating profit (“Incentive fee”) as defined in the agreements. The companies owning the hotels also participate in certain portions of the expenses incurred by the Management Company in the course of performance of its due obligations, up to 3% of the gross operating profit. Upon a sale of any hotel or the transfer of control therein to a third party, the companies owning the respective hotel are obliged to pay to the Management Company an amount equal to the Base fee, the Incentive fee and the Franchise fee (see sub-section b. below) paid to the Management Company in the 12 months period preceding such sale or transfer. In the specific event of a sale of the Victoria Hotel in Amsterdam, the Management Company shall also be entitled to receive 2.5% of any profit generated from such a sale.

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

c.

Bucuresti has agreed with the Rezidor group (“Operator”), on the future management of its hotel, currently under renovation under the brand name “Radisson SAS”. The 20 year management period shall commence once renovation is completed.

Under the agreement the Bucuresti undertook to pay the Operator an annual base fee of 3.5% of the total revenue and an annual management fee of 10% of the gross operating profit. Both fees payable to the Operator shall be no less than certain agreed minimum amounts depending on the relevant year. In addition, Bucuresti will pay the Operator 2.5% of gross room revenue for marketing and advertising services as well as an agreed fee per room for reservations of rooms.

The managing company undertook within the framework of the management agreements, to guarantee that the adjusted operating income will not decrease below a fixed annual amount, as stipulated in the agreement. The total aggregate amount of the guarantee will not, however, exceed, cumulatively during the term of the agreement, those amounts as stipulated in the agreement. Bucuresti has undertaken to ensure that the aggregate fees payable to the Operator (base fees and incentive fees) shall not be less than certain agreed amounts as specified in the management agreement, provided that Bucuresti’s obligation in this regard is capped at a total agreed amount.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

A.	Commitments (Cont.)

(2)	The Company and/or its subsidiaries are bound by the following agreements, with Control Centers Ltd. (“CC”) and/or companies controlled thereby:

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

b.

A framework agreement according to which the Company will receive from CC (either directly or through its subsidiaries or affiliates) coordination, planning, execution and supervision services (the “Services”) over real estate projects of the Company and/or its subsidiaries and/or affiliates in consideration for a fee equal to 5% of the actual execution costs (excluding land acquisition costs, financing cost and the consideration for CC under the agreement)of each such project (“Supervision Fees”). The agreement applies to real estate projects whose initiation began following the approval of the agreement by the Company’s shareholders meeting (May 31, 2006) and to three other real estate projects which were under early stage of development as of May 31, 2006 (“Real Estate Projects”). Supervision Fees are to be paid in installments upon the attainment of certain milestones. In addition, the Company will reimburse CC for all reasonable costs incurred in connection with the services rendered thereby, not to exceed a total of €75,000 per Real Estate Project.

If the purpose of a Real Estate Project is changed for any reason prior to the completion of the project or if the development of the Real Estate Project is terminated for any reason (including the sale of the Real Estate Project), the payment to CC will be calculated as a percentage of the budget for the project and provided that such percentage shall not exceed the percentage determined for the next milestone of the project had it had been continued as planned. The calculation of such payments to CC will be subject to the approval of an external accountant and the Company’s Audit Committee and Board of Directors.

In addition, the Company and/or its subsidiaries and/or affiliates may also purchase from CC through Jet Link Ltd. (a company controlled by CC) up to 125 flight hours per calendar year in consideration for payments to Jet Link Ltd. in accordance with its price list deducted by a 5% discount. This agreement does not derogate from a previous agreement entered into between the Company and Jet Link Ltd. for the purchase by the Company of aviation services (see Item c. below).

These agreements entered into effect upon their approval by the Company’s shareholders meeting and shall remain in effect for a five year term (through May 2010).

c.

An agreement with Jet Link Ltd., for the provision of aviation services, up to 150 flight hours per annum, for the operations and in connection with project abroad, in consideration for payment calculated on the basis of the price list of Jet Link Ltd., deducted by a 5% discount. Due to Group increasing business needs, the Group purchased during 2007 and 2006 certain additional flight hours from Jet Link under the same terms stipulated in the agreement. The purchase of the additional flight hours was approved by the Audit Committee and the Board of Directors as a non-extraordinary transaction within the meaning of the Israeli Companies Law.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

A.	Commitments (Cont.)

(3)

In accordance with an engagement between Bucuresti and Control Centers’ wholly owned subsidiary, which was approved at the shareholders’ meeting of Elscint., CCS provides coordination, planning and supervision services with respect to the renovation works of the Bucuresti Hotel complex, for a fee equal to the lower of (i) 5% of total actual costs of the renovation works (excluding general and administrative as well as financing costs); and (ii) 5% of $30 million. A definitive agreement has not been executed in respect of such engagement.

(4)

In 2005 Insightec entered into a worldwide distribution and sale representation agreement with GE Healthcare (a part of GE group), granting GE Healthcare the exclusive worldwide distribution rights to market and promote Insightec’s product subject to the achievement of minimum sales targets, except in territories where Insightec already has existing distributors and representatives. In accordance with the terms of the agreement, Insightec shall pay to GE Healthcare a commission calculated as percentage of the net sales and actual payments received by Insightec for each order for the sale of products from an end-user in the Territory, attributed to GE Healthcare’s activities. Insightec retains the right to promote, market and sell its products to end-users directly, through its employees. The agreement is for five years, unless earlier terminated in accordance with the terms of the agreement. Thereafter the agreement shall automatically extended for one additional year, unless either party provides a written notice of its intent to terminate the agreement. Insightec is currently negotiating with GE Healthcare the renewal of the distribution agreement on a non-exclusive basis.

(5)

In 2001, the “Elezra Group” won the right to purchase, through privatization, the shares of the state owned Afridar - Ashkelon Housing and Development Ltd. (“Afridar”). The Elezra Group consists of Elezra Developments and Investments Ltd. (“Elezra”) and Elbit Medical Holdings Ltd. - a subsidiary of the Company (“Elbit Holdings”), as well as the Company and Mr. Eli Elezra as an interested party (altogether: the “Group”). Immediately following the win of the right, the members of the Group signed a principle-agreement so as to regulate and govern the relations thereof, according to which Elezra would bear the entire acquisition costs of the Afridar shares (NIS 80 million), while the Company and/or Elbit Holdings would hold the Afridar shares, which would be registered in their name, in trust for Elezra.

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

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

A.	Commitments (Cont.)

(6)

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

(7)	Minimum future rental payments due under the Group’s current operating leases as of December 31, 2007 are as follows:

Year ended December 31,	(in thousand NIS)

2008	27,001
2009	29,072
2010	28,404
2011	25,677
2012	25,372
Thereafter	709,059

844,585

(8)	Aggregate amount of the Group’s commitments in respect of construction services totaled, as of December 31, 2007, approximately NIS 852 million.

(9)

Elbit Trade and Retail Ltd. (formerly Mango) (“Elbit Trade”) is a party to a distribution, support and service agreements signed in May 2005 with a third party for a 10-year period, subject to fulfillment of certain conditions, which entitled it to market the brand name MANGO-MNGTM in the territory of Israel.

(10)

Elbit Trade is a party to franchise agreement executed in October 2007 with a third party for a term of 5 years (with an automatic renewal for additional 5 years) which entitled it, subject to certain conditions, to market the brand name G-Star in the territory of Israel.

(11)	(a)

In October 2006 the Company and PC entered into services agreement, pursuant to which the Company will provide PC with legal and accounting services. The services are to be provided by the Company for a period of 24 months (through October 2008), unless terminated earlier by PC, at a cost to be agreed between the parties from time to time.

(b)

In October 2006, the Company and PC enterd into an agreement, pursuant to which - with effect from 1 January 2006 - PC will pay a commission to the Company in respect of all and any outstanding corporate and first demand guarantees which have been issued by the Company in favour of PC up to 0.5% of the amount or value of the guarantee, per annum. As of the balance sheet date, no guarantees were provided to PC by the Company

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

A.	Commitments (Cont.)

(12)

In October 2006, the Company entered into an agreement with PC, under which the Company obliged to offer to PC potential real estate development sites sourced by it in India. These sites will be suitable for shopping and entertainment centers development projects as well as mixed use projects (comprising offices, residential units, congress centers and leisure facilities). The projects may also involve the acquisition and renovation of existing shopping and entertainment centers. In “Integrated Shopping Center Projects”, the shopping and entertainment center may not be the key element of the project. Under the agreement, the Company is obliged to offer PC the exclusive right to develop all of the shopping center projects which the Company acquires during the 15-year term of the agreement. PC must, within 30 days of receiving the Company’s offer, indicate to the Company whether it wishes to accept or decline the offer. In respect of sites acquired by PC, it has agreed to pay the Company the cost of the site paid by the Company as well as direct costs, subject to a cap of 5% of the cost of the site.

(13)

Within the framework of a credit facility agreement executed in March 2006, B.H. jointly controlled subsidiaries that hold 3 hotels in the U.K. (“Project Companies”) are committed to pay the financing bank additional exit fee in the event of cash distributions deriving from the sale, disposal, refinancing of the hotels which were financed by the refinancing loan funds or repayment of the loan (“Transactions”). The exit fee will be calculated as the amount equivalent to 15% of the difference between the market value of the hotels as determined in such Transactions and the current agreed value of the hotels.

B.	Claims

Legal claims have been filed against Group companies, in respect of some of those claims applications have been filed to certify the claims as class actions.

In the opinion of the managements of the Group’s, which is based, inter alia, on legal opinions as to the chances of the claims, including the applications for their approval as class actions, adequate provisions have been included in the financial statements (including provisions in respect of discontinued operation and including accrued liabilities for claims which have been settled and as of the balance sheet date have not been paid), where provisions were necessary in order to cover the exposure which resulted from such claims.

In the opinion of the managements of the Group’s companies, the amount of the additional exposure as of December 31, 2007, in respect of claims that chances of them being realized is probable amounts to approximately NIS 636 million. These amounts do not include interest.

In respect to requests to certify certain claims as class action, for which the Group has additional exposure in excess of the aforesaid (due to the fact that the exact amount of the claim was not stated in the claim), see items B1, B2 and B3 below.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims (cont.)

Following are the details of the Group’s material contingent liabilities as of December 31, 2007:

(1)

On November 2, 1999 a number of institutional and other investors, holding shares in Elscint, instituted a claim against the Company Elscint, EIL, Control Centers Ltd, past and present officers in the said companies and others. Together with the claim an application was filed to certify the claim as a class action on behalf of everyone who was a shareholder in Elscint on September 6, 1999 and up until the lodging of the claim, excluding the Company and certain other shareholders.

The Plaintiffs claim continued and systematic oppression of the minority shareholders in Elscint, which caused them monetary damages and which started - so they allege - in the oppressive agreements Elscint made for the realization of the main part of its assets, continued with the sale of the control in Elscint to the EIL and with the breach of a tender offer made by the Company to purchase of the minority shares of Elscint and ended with the agreements between executed by Elscint for the acquisition of the hotel operations and the Arena commercial center in Israel, from EIL and Control Centers, respectively (“September 99 Transactions”) at a lower value than the consideration received for them.

Due to these acts, the Plaintiffs allege that the value of Elscint’s shares fell during the period between February 24, 1999 and up until the date at which the claim was instituted from a price of $13.25 per share to a price of $7.25 per share.

The main relief which the original claim sought was to order the Company to carry out a tender offer for Elscint’s shares at a price of $14 per share, and alternatively, to purchase Elscint’s shares held by the Plaintiffs at a price to be set by the court. Further alternatively, the Plaintiffs sought, in their original claim, that the court grants an order prohibiting the execution of the September 99 Transaction and for the restitution of all money paid, if paid within the framework of the above mentioned transactions. Some of the relief sought was also sought as a derivative action on behalf of Elscint.

On August 16, 2000 the District Court dismissed the application of the Plaintiffs to certify their claim as a class action. On October 2, 2000 some of the Plaintiffs lodged an application for leave to appeal on the decision of the District Court.

On December 14, 2006 the Supreme Court upheld the appeal and ordered the return of the hearing on the application to recognize the claim as a class action suit to the District Court, which will be required to rule on it in accordance with the provisions of the Class Actions Act, 5766 - 2006.

Further to the decision of the Supreme Court, the District Court ordered that the Plaintiffs to submit an updated statement of claim and an updated application for the certification of the claim as a class action. On June 10, 2007 the Plaintiffs submitted an updated statement of claim and an updated application for the certification of the claim as a class action. Material changes were made to the pleadings both with respect of the relief sought and with respect of the alleged causes of action and also with respect of the identity of the applicant. Some of the relief sought in the “updated claim” was also sought as a derivative claim on behalf of Elscint.

The Company and Elscint submitted their responses to the application for the certification of the claim as a class action, as well as their statements of defense.

The companies claim that both the application to certify the claim as a class action and the claim itself must be dismissed - in limine - and materially.

In their pleadings the companies denied the Plaintiff’s claims in the matter of the existence of the purported “tender offer” for the minority shares of Elscint and also denied the claims in the matter of the existence of the oppressive transactions or in the matter of the alleged illegal approval of the transactions.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims (cont.)

(1)	(Cont.)

The companies further argued that the claim and the application to certify the claim as a class action should be dismissed as a matter of law, inter alia, because some of the claim was barred by the statute of limitations and because the amending of the pleadings on behalf of the plaintiffs was done illegally. The companies also referred to the inappropriateness of the proceedings instituted to be certified as a class action or as a derivative action. The completion of oral summations in the matter of the application to certify the class action was heard by the court and now the court is expected to hand down its decision in this matter.

In addition, the abovementioned proceeding, on December 16, 2007 Elscint lodged an application for leave to appeal on a decision of the Registrar of the District Court in respect of Court fees that Elscint alleges should be paid by the Plaintiffs for the main claim made in the “updated statement of claim” which amounts to a sum of at least NIS 2.4 million. No decision has yet to be handed down in the application for leave to appeal.

The companies legal counsels believe that - to the best of their understanding, and based on the information and the documents delivered to them and as far as they know at this stage, (and also considering, inter alia, the early stages at which the clarification of these proceedings are situated, before any hearing has been held on the claim itself, and before the evidence stage of the case has begun, and also considering the fact that the Class Action Act is relatively new legislation),- it may be said that the probability of the claim being upheld is not greater than 50%.

(2)	On September 6,2006 a third party instituted two claims before the Haifa District Court in which he sued the Company,Elscint, EIL, Control Centers Ltd. and others.

These statements of claim constitute an almost identical copy of the claim detailed in section (1) above and the Plaintiff asked to combine the hearings with those in the above said matter.

In the statements of claim the Plaintiff asked to approve the claims he had instituted as class actions, however up to the date of the approval of this financial statements no separate applications have been served to the companies for the certification of the claims as class actions.

In the first claim, the Plaintiff alleges acts of oppression towards the Company’s shareholders and in the second claim the Plaintiff alleges acts of oppression towards Elscint’s shareholders.

The Plaintiff alleges continued and systematic oppression of the minority shareholders in Elscint and the Company, which caused him monetary damages and which started - so he claims- in the oppressive agreements Elscint made for the realization of the main part of its assets, continued with the withholding of information from the stock exchange and from the public, with the sale of the control in Elscint to the Company’s controlling shareholder and with the breach of a tender offer made by the Company to purchase of the minority shares of Elscint and ended with the agreements executed by Elscint for the acquisition of the hotel operations and the Arena commercial center in Israel, from EIL and Control Centers, respectively(“September 99 Transactions”) at a lower value than the consideration received for them.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims (cont.)

(2)	(Cont.)

The main relief sought in the claim is compensation consist of (i) punitive damages for the acts of the defendants; and (ii) damages for “mental anguish” to the plaintiff and to the proffered class. In addition, the plaintiff is also suing for compensation for the difference between the price at which Elscint shares were actually sold by the Plaintiff and the proffered class members and in the sum of $14, plus interest and linkage differences since 1999. Furthermore, the Plaintiff is also claiming for harm caused to the value of his holdings in the Company’s shares.

It will be noted that the statements of claim in both proceedings require certain clarifications, due to the wording of the claims.

In the preliminary hearing held at the District Court on February 22, 2007 the Court asked the parties to refer to the question of the appropriateness of the claimant to serve as a class representative and on the issue of the overlap between the claims lodged by the plaintiff and the claim detailed in section (1) above. The parties were given the opportunity to complete their arguments in this matter, and in this framework the Plaintiff asked, inter alia, that he be allowed to take legal representation for the proceedings. All the parties have submitted the completion of their arguments in writing. No decision has yet been handed down in this matter.

The companies legal counsels believe that-In light of the early stages of these proceedings, before the lodging of statements of defense or responses to the applications to certify the claims as class actions, and even before any substantive hearing has been held on the application for approval and/or of the claim, and considering also the fact that the Class Action Act is relatively new legislation, it is difficult to evaluate the chances of the proceedings. Nevertheless, amongst other things, also because of the great similarity with the claim mentioned in item (1) as detailed above, as these proceedings were instituted without legal representation for the plaintiff, at this stage, and so long as the plaintiff is not represented in the proceedings, it can also be said that the chances of the claims being upheld do not exceed 50%.

(3)

In September 1999 the Company Elscint, Elscint’s past directors and others were served with a copy of a claim instituted by a shareholder in Elscint. Together with the claim an application was filed to certify the claim as a class action on behalf of everyone who was a minority shareholder in Elscint on the date of instituting the claim and was such a shareholder on February 18,1999. The scope of the class action claim(as amended in October 1999) is estimated by the plaintiff at approximately $158.3 million and its personal damages(as amended in October 1999) are estimated by him at approximately $0.6 million.

The plaintiff claim that the Company acted, through Elscint’s directors, systemically with the aim of emptying and diluting Elscint of its business, assets, capital and value, whilst enriching other companies in the group at the expense of Elscint and at the expense of the minority shareholders of Elscint. The Plaintiff also alleges that the several transaction executed by the Company and Elscint in 1998 for the sale of substantially all of their assets and business in the CT, MRI and Focused Ultrasound business as well as other transactions, were all done whilst oppressing the minority shareholders of Elscint and in contravention of Section 235 of the Companies Ordinance.

The relief sought in the claim is to order the Company, and alternatively the other defendants, to purchase from the Plaintiff and from the other members of the proffered class, Elscint shares they hold at a price of $27.46 per share, and as interim relief, in order to limit the Plaintiff’s damages, to obliged the Company to realise its undertakings dated February 18, 1999 to acquire the above said shares at a price of $14 per share.

According to an agreement reached between the parties in the case, the hearing in this case was postponed until after the Supreme Court rules on Leave for Civil Appeal as detailed in section (1) above.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims (cont.)

(3)	(Cont.)

Following the Supreme Court decision dated December 16,2006 in the case detailed in section (1) above, on September 25,2007 the legal counsel of the Plaintiff turned to the court asking to renew the hearings in the proceedings. Following this application, a pre-trial session was set in the case for July 1, 2008.

The companies legal counsels believe that-to their best understanding (and also considering, inter alia, that the clarification of this matter is in its preliminary stages, and that responses have not yet been submitted to the application to certify the claim as a class action, nor have statements of defence been lodged, nor has any hearing been held on material matters on the application for the certifying of the claim as a class action and/or on the claim itself, and also considering the fact that the Class Actions Act is a relatively new legislation), and also considering the fact that they have not yet received all the information and documents in connection with this claim, and they have not yet interviewed all the relevant entities) - it may be said that the probability of the claim being upheld is not greater than 50%.

(4)

Elscint and its subsidiaries are parties to several court claims as well as certain other written demands, filed against them by third parties (including governmental institutions), some without any specified amount, and others in the aggregate principal amount of $56.3 million (NIS 216.6 million), as royalties or compensation for damages allegedly caused as a result of the companies’ actions and/or products, which mainly relate to the medical imaging business sold by Elscint in 1998 and 1999. In respect of certain claims, totaling approximately $5.6 million (NIS 21.5 million), managements of the companies estimate, based on legal opinion and/or on past experience, that no significant costs will incurre thereof as a result of said claims exceeding the provisions included in respect thereof in the financial statements, and that such provisions are adequate for covering the costs and resources required to settle the liabilities arising therefrom. Elscint’s legal advisers cannot presently determine the outcome of other written demands, totaling $50.8 million (NIS 195.4 million). Elscint’s management believes that the prospects for realization of most such written demands are remote, based on the time that has elapsed since serving said demand and on the nature thereof. The companies have included in their financial statements provisions that are, as per their management’s discretion based inter alia on specific counsels’ advice and past experience, adequate to cover the costs and resources required to settle the liabilities under these written claims.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims (Cont.)

(5)	a.

On April 11, 2006, a claim was filed against Elscint, the Chairman of the Board of Directors of Elscint, Elscint’s office holders and against companies controlled by Elscint. The plaintiff requested the court to declare the former as the legal owner of 20% of S.C. Domino International S.R.L (“Domino”) – the former controlling shareholder of Bucuresti - shares, to enforce the MOU signed by the parties (see note 10B(3)a.) and to order the defendants to pay damages in the amount of NIS 25.0 million.

In addition, the Court was requested to enforce the loan agreement between Domino and the plaintiff, and to rule that Domino is required to pay it an amount of NIS 3.2 million ($0.8 million) in respect of this loan. Furthermore, the plaintiff asked the court to instruct the defendants to take action, in order for the plaintiff to sign an agreement with Bucuresti for the management of the apartment hotel and to serve as a party to the agreement for the management of the China Restaurant and additional assets of Bucuresti.

Within the framework of settlement agreement signed between the parties in September 2007 (see note 10B(3)a.) the third party shareholder has dismissed the claim.

b.

During March 2007 the Romanian National Department of Anticorruption resume the criminal investigation against number of suspects for certain events relating to the period prior to the acquisition of control in Bucuresti by the Group. Such criminal indictment was returned-in December 2005- by the Romanian court to the prosecution office due to lack of substance. Such criminal investigation may have an indirect effect on the validity of the privatization and thereby an indirect effect on the Group’s rights in Bucuresti, notwithstanding Domino is not being investigated.

Considering the fact that Domino does not have any quality in this investigation the Group estimates, based on a legal advice received, that the final result of this investigation will not have a significant impact on its rights in the shares of Bucuresti.

c.

A claim and certain other proceedings are pending against Bucuresti, which challenge its ownership in and to its properties. Management believes, based inter-alia, on legal opinion that Bucuresti has no significant financial exposure as a result of this claim.

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

Management is of the opinion that the claims are provocative and tendentious and will not significantly affect the Group’s rights in the shares of Bucuresti and in the Bucuresti Complex, owned thereby.

(6)

Elscint was a formal party to a claim filed by a number of employees, holding shares of Algotech (sold to a third party in November 2003), against the majority shareholder in Algotech, in the framework of which the court issued an injunction precluding the transfer of funds from Algotech to that shareholder. No remedies were requested against Elscint and the injunction does not affect Elscint’s entitlement to the transfer of funds which are to be received as proceeds of the sale. On June 6, 2007 the claim was dismissed by the court in light of settlement agreement executed between the parties with no costs to Elscint.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims (Cont.)

(7)

A former employee of EIL group filed in October 2005, a lawsuit against Vectory Investment Ltd. (a company in EIL group). The plaintiff requested the court to issue a mandatory injunction against Vectory ordering it to transfer the Plaintiff shares of the companies specified in statement of claim - including 2,500 shares of the Company, 1,000 shares of Elscint, 1,250 shares of Insightec, 1,500 shares of Gamida, 2,000 shares of E.R, 2,000 shares of Olive and shares of other companies within the EIL Group. The Plaintiff evaluated his claim to an ag gregate amount of NIS 285,000. In January 2006 Vectory filed a statement of defense in respect of this claim and further added and instituted a counterclaim against the plaintiff in the sum of NIS 15 million.

In addition, in January 2008 the plaintiff instituted an additional action against the Company’s Chairman of the board and Control Centers Ltd. In this action the court was asked, inter alia, to issue a mandatory order against the defendants instructing them to transfer to the plaintiff 3% of their holdings in the shares of Olive and another company within the EIL group and furthermore to issue a mandatory order against the defendants instructing them to transfer to the plaintiff a further 3% of the said holdings, against the price and for the conditions as set out in the agreement which is the subject matter of the claim. Alternatively, the court was asked to order the defendants to indemnify the plaintiff for the economic damages he allegedly sustained due to the non-transfer of the said shares and options. The plaintiff evaluated the action in the sum of NIS 5.6 million. In February 2008, the defendants lodged their application to dismiss the action in limine due to the lack of jurisdiction and lodged an urgent application for the granting of temporary relief for extending the date for submitting the statement of defence. On May 28, 2008 the court accepted the defendants’ request and dismissed the action in limine.

Although the Company and its subsidiaries are not parties to the aforementioned claims, its outcome may nevertheless indirectly affect the nature and scope of their rights in their investee companies. No adjustments were made in these financial statements in respect of these claims which may be required, should it be sustained, in full or in part.

On May, 25 2006 the plaintiff instituted an action against the Company, the Company’s Chairman of the board and Control Centers. In the action the court was asked to declare the annulment of any resolution passed, if any, and/or to be passed, by the Company, by use of the shares which are the subject of the rights alleged by the Plaintiff, dealing with the grant of any benefits to the Company’s Chairman of the board and/or to Control Centers and/or members of the board of directors and/or the management companies under the control of the Company’s Chairman of the board and/or Control Centers and all with connection with the Company’s general meeting to be held on May 31, 2006.

Alternatively, the court was asked to hold that at every meeting to be convened as stated, the shares which are the subject of the alleged rights of the plaintiff be counted in the part objecting to the passing of the said resolutions, whilst maintaining the plaintiff’s rights to institute the appropriate legal proceedings to prevent harm, to him as a minority shareholder in the Company. Further alternatively, the court was asked to find that at every meeting to be convened for the passing of such a resolutions, the shares which are the subject of the plaintiff’s alleged rights will not be counted as agreeing with the said resolutions and not as part of the objecting votes, whilst maintaining the plaintiff’s rights to institute the said proceedings.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims (cont.)

(7)	(Cont.)

Underlying this action is a factual base which is similar to additional claims made by the plaintiff against the Company’s chairman of the board and companies controlled by him as described above. On January 30, 2008 notice was filed regarding the termination of a mediation process between the parties. On February 7,2008 it was held that the defendants must submit their statement of defence within 30 days.

On February 20, 2008 the defendants lodged their application to stay the proceedings due to “lis pendens” and an urgent application for the granting of temporary relief for extending of the date for submitting of the statement of defence. This application is based on the allegation that the other actions instituted by the plaintiff deal with exactly the same matter as this action and that only after the ruling on the other actions can this action also be held and ruled upon. On the same day the court handed down its decision, extending the date for the submitting of the statement of defence.

Management, based on a legal advice received, is of the opinion that it is not possible at this early stage to estimate the outcome of the claim.

(8)

In December 2005, Elscint was served with a statement of a claim by Elscint’s former employee (in connection with Elscint’s discontinuing operation) requesting that Elscint compensates him for damages resulting from his cancer disease, allegedly caused by exposure to radiation in the amount of NIS 315,000 and other undefined compensation. The insurance company rejected its liability and claimed that such radiation is excluded from the policy. Elscint has approached a radiation expert to receive an expert opinion. A statement of defense was submitted and a third party notice to the insurance company has not yet been filed. The court has ordered to nominate an expert which provided similar opinion to Elscint expert, saying that there is no connection between the cancer the plaintiff has and the radiation he is claiming to be exposed to. Management of the Company believes, based - inter alia - on a legal opinion received, that the probability of obtaining a negative outcome in this lawsuit cannot be assessed yet due to the preliminary stages in which the lawsuit is but in light of the court’s expert’s opinion the chances are in favor of Elscint.

(9)

On April 5, 2006 the Company and PC were served with a summary procedure claim by a third party in term of which, the court was requested to order the Company and PC to pay the plaintiff an amount of NIS 10.8 million as an intermediary fee for the sale by PC to Klepierre of commercial centers in Poland and the Czech Republic.

The Company and PC filed a motion to strike out this claim in limine or alternatively to strike out the title “summary procedure”. In a ruling handed down in July 2006, the heading “summary procedure” was deleted and accordingly both the Company and PC filed their statements of defense. A mediation proceeding between the parties ceased in July 2007.

Management of the Company believes, based on a legal advice received, that there is a good chance that the entire legal action against the Company, or the majority thereof, will be denied. PC’s management believes, based on legal advice received, that there is a fairly good chance that the entire legal action against it or the majority thereof, will be denied.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims (Cont.)

(10)

On January 23, 2008 the Company has been served with a claim submitted against it by a third party in the High Court of Justice in London, the United Kingdom (the “Claim”). The Claim seeks damages in the amount of approximately € 33.5 million (NIS 186.6 million) in relation to an alleged option agreement between the Company and the plaintiff to acquire 25% of the Company’s interests in a Casa Radio project in Romania.

On February 20, 2008 the Claim has been settled by agreement between the Parties. The settlement agreement provides for the payment of an aggregate amount of $5 million (NIS 19.2 million), of which $3 million (NIS 11.5 million) has been paid directly to the plaintiff, and the remainder of $2 million (NIS 7.7 million) will be donated to charity. Following the execution of the settlement agreement, a Notice of Discontinuance of Claim has been filed with the High Court of Justice in London, the United Kingdom.

(11)

The Company and its subsidiaries are currently involved in various legal proceeding relating to their ordinary course of activities. Although the final outcome of these claims cannot be estimated at this time, the managements of these companies believe based on legal advice, that the claims will not materially impact the Group companies.

C.	Other contingent liabilities

(1)

The General Meeting of the Company’s shareholders approved the grant of prospective indemnification undertaking to directors and officers (including in their capacity as officers of subsidiaries). Total aggregate indemnification shall not exceed the lower of 25% of the shareholders’ equity as recorded in the Company’s most recent financial statements prior to such payment, or $40.0 million, and all in excess of an amount paid (if paid) by insurance companies under certain risk policies. The General Meeting also approved an exemption of directors and officers (other than controlling parties) from liability for any damage caused by breach of a duty of towards the Company.

(2)

Elscint’s shareholders approved in their General Meeting (in October 2000), the grant of prospective indemnification undertaking to directors and officers of Elscint (including in their capacity as officers of subsidiaries). Total indemnification shall not exceed the lower of 25% of the shareholders’ equity as recorded in Elscint’s consolidated financial statements as at the indemnification or $50.0 million, and all in addition to amounts, if any, which are to be paid by insurance companies under certain risk policies. The General Meeting also approved an exemption of directors and officers from liability in respect of any damage caused to Elscint by breach of duty of care.

(3)

PC is obliged to indemnify and to hold harmless its directors and officers, to the fullest extend permitted by the laws of any relevant jurisdiction, against any liability arising out his powers, duties or responsibilities as a director or officer of any PC group.

Such indemnification was approved for grant by the Company’s shareholders meeting to the Company’s directors who serve as non- executive directors of PC and to the Company’s and PC’s Executive Chairman of the Board and its controlling shareholder, save that the maximum indemnification to the Chairman shall not exceed 25% of the shareholders equity of PC based on PC’s last consolidated financial statements prior to such payment.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

C.	Other contingent liabilities (cont.)

	(4)	(i)

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

(5)

Elscint Bio Medical Ltd. (“Bio”) was bound by agreements with a company controlled by its former CEO (the “CEO”), entitling the CEO to shares representing 2% of Bio’s issued and paid-up capital, in consideration for their nominal value. It was also provided that venture capital investments of Bio (“Target Companies”) would be carried out such that Bio would invest 92% and the CEO - 8%, and that for the purpose of financing the CEO’s investment, Bio would grant him a dollar-linked non-recourse loan bearing LIBOR+1% interest. It was further provided that should this agreement (or another agreement between them for the provision of consulting services) be canceled, Bio would be entitled, according to the conditions specified in the agreement, to acquire all or any of the CEO’s holdings in the venture capital investments and in Bio at cost and/or at market value, as relevant (depending on the purchase date). In 2002, Bio and the CEO terminated the employment agreement then existing between them. Further to the termination of the agreement, Elscint transferred to itself the CEO’s rights in Bio and in the venture capital investments (mainly in Gamida), as payment for the loans, which it had provided to the CEO for acquisition thereof. As of December 31, 2006, a dispute was existed between the parties, with the CEO contending that Bio had lost its right to acquire his holdings, as aforesaid, since the deadline, according to the agreement, for giving notice of its intention in this regard had expired. In August 2007 Bio and the CEO signed an agreement, according to which the CEO transferred to Bio the ownership and all the rights that were granted to him(if so granted) in Bio’s shares and in the shares of the Target Companies in consideration of a one- time payment in the amount of $0.5 million(NIS 2.3 million).Within the framework of the agreement, the CEO and Bio agreed that all the agreements previously executed between the parties will be canceled.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

C.	Other contingent liabilities (cont.)

(6)

In the framework of the transactions for the sale of the Group’s real estate assets, the Group has undertaken to indemnify the respective purchasers for any losses and costs incurred in connection with the sale transactions. The indemnifications usually include: (i) Indemnifications in respect of integrity of title on the assets and/or the shares sold (i.e: that the assets and/or the shares are wholly owned and are clean from any encumbrances and/or mortgage and the like). Such indemnifications generally survived indefinitely and are caped to the purchase price in each respective transaction; and (ii) Indemnifications in respect other representation and warranties included in the sales agreements (such as: development of the project, responsibility to defects in the development project, tax matter and others). Such indemnifications are limited in time (generally 3 years from closing) and are generally caped to 25% to 50% of the purchase price. The Group’s management estimates, based – inter alia – on a professional opinion and past experience that no significant costs will be born thereby, in respect of these indemnifications

(7)

Final approval for completion of construction of the Arena commercial center in Israel is contingent on the furnishing, to the local municipality, of a bank guarantee to secure payment of the land betterment tax, for an amount of approximately NIS 4.5 million. Arbitration is currently being held as to such liability between Marina Herzliya Limited Partnership Ltd. (of the Control Centers Group) and the local municipality. The Company’s management estimates, based on professional opinion that no significant costs will be borne thereby, in respect of this guarantee.

(8)

A former subsidiary of PC incorporated in Prague, Czech Rep. (“Bestes”), which was sold in June 2006 (see note 8C(2)) is a party to an agreement with a third party (“Lessee”), for the lease of commercial areas in a center constructed on property owned thereby, for a period of 30 years, with an option to extend the lease period by additional 30 years, in consideration for €6.9 million (NIS 39.0 million), which as of the balance sheet date has been fully paid. According to the lease agreement, the Lessee has the right to terminate the lease subject to fulfillment of certain conditions as stipulated in the agreement. Within the framework of the agreement for the sale of Bestes to Klepierre in June 2006, it was agreed that PC will remain liable to Klepierre in case the Lessee terminates its contract. PC’s management is of the opinion that this commitment will not result in any material amount due to be paid by it.

(9)

Within the framework of an agreement signed in April 2005 between PC and Dawnay Day for the sale of 4 commercial centers in Hungary, PC undertook to guarantee the achievement of certain operational targets of one of the sold commercial center, for a period of 3 years ending on March 31, 2008. As of the balance sheet date, PC’s management estimates that the maximum exposure of the guarantee totals €0.8 million (NIS 4.5 million).

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

D.	Liens and collateral

	(1)	a.

As security for a loan of NIS 265.7 million granted to the Company by an Israeli bank, the Company undertook to comply with financial covenants, including, among other, an undertaking to maintain throughout the term of credit a minimum ratio of “adjusted shareholders equity” of the Company to its “adjusted balance sheet,” all as defined in the agreement. The Company also committed to a minimum “net operating profit”, before financial expenses and before depreciation and amortization deductions. The Company further committed to a minimum “net asset value” of PC (after deduction of loans, including shareholders’ loans) which is to be determined by an external appraiser. The covenants will remain in full force and effect for as long as the credit provided by the bank to the Company or to EIL exceeds $ 30.0 million (NIS 115.4 million).

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

As for written understanding between the Company and the bank - see note 17D.

b.

As security for loans totaling NIS 51.0 million granted to the Company by another Israeli bank, the Company undertook, in favor thereof, not to pledge the majority of its shares in Elscint, without the bank’s prior consent.

(2)

As security of a long term credit facility of approximately NIS 54.4 million received from an Israeli bank, Elscint undertook to comply with certain financial covenants, namely maintaining, throughout the duration of the credit, a minimum ratio of shareholders’ equity to total balance sheet assets and others. Elscint has registered, as a security for the credit, a first-ranking pledge in favor of the bank on the B.H. shares and granted certain additional first and second ranking pledges on shares of subsidiaries owned thereby. Elscint also undertook not to grant any floating or fixed charges of any rank, on any existing and prospective assets, in favor of third parties, without the bank’s prior consent (excluding pledges of assets and/or projects, granted in favor of those who financed or refinanced -the acquisition and/or execution of same). Elscint further undertook to provide additional collateral, as detailed in the agreement, including first or second ranking pledges on assets and interests acquired by means of the credit line, and all as may be required by the bank. Should Elscint fail to comply with the financial covenant, or upon the occurrence of certain events of default, then and in such events, the bank shall be entitled to demand immediate payment of the loans. As for written understanding between Elscint and the bank - see note 17E.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

D.	Liens and collateral (Cont.)

	(3)	Projects under credit facilities

a.

Certain Project Companies which engaged in the purchase, construction or operation of hotels and/or commercial centers (“Project Companies”) have secured their respective credit facilities awarded by financing banks, in a total amount of NIS 1,364 million, by providing the first or second ranking (fixed or floating) charges on property owned thereby, including right in and to real estate property as well as the financed projects, on goodwill and other intangible assets, on rights pertaining to certain contracts (including lease, operation and management agreements), on rights arising from insurance policies, and the like. Shares of Project Companies were also pledged in favor of the financing banks. The Company and Elscint guarantee fulfillment of certain project companies’ obligations under loan agreements up to an aggregate amount of NIS 396 million.

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

		b.	As to bank deposits made to secure loans and debts, by the Group Companies - see notes 27C(7).

(4)

In order to secure a bank loan in the amount of NIS 42.3 million received by the controlling shareholder in Domino (“BHEE”), for the financing of investment in Bucuresti, BHEE granted a fixed pledge on its Domino shares and a floating charge on all Domino’s assets as well as a lien on the Bucuresti shares. Elscint pledged its BHEE shares and also granted a floating charge on BHEE’s assets. An undertaking was granted in favor of the financing bank, not to allow for any change in the ownership and control structure of BHEE throughout the duration of the credit. Elscint furthermore provided a guarantee, unlimited in amount, to secure BHEE’s undertakings to the bank. The bank restricted its right to realize this guarantee, by linking it to the realization terms of the Bucuresti shares owned by Domino (except for certain instances as stipulated in the agreement).

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

D.	Liens and collateral (Cont.)

(5)

Within the framework of an investment, in which Insightec has raised from its existing shareholders through the issuance of convertible notes, $36.0 million (NIS 138.5 million), Insightec undertook that, so long as any note remains outstanding and until a qualified IPO of at least 25% of Insightec’s shares or a financing of at least $50.0 million (NIS 192.3 million) at a price per share not lower than $14.0 Insightec will be obliged to maintain at all times available cash and marketable securities plus available committed lines of credit from reputable financial institutions in the aggregate amount of at least $ 5.0 million (NIS 19.2 million). Failure to maintain the above covenants will be considered as an event of default.

(6)

In order to secure credit line of $15.0 million (NIS 57.7 million) which was provided to insightec by two commercial banks, Insightec recorded in favor of the financing banks floating lien in an unlimited amount on substantially all its assets and specific fixed liens on Insightec’s rights in certain assets and receivable.

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

(8)

Within the framework of a lease agreement executed in July 2007 between the Company and the Israel Land Administration (“ILA”) (see note 13B(4)), the Company has provided the ILA with two bank guarantees in the aggregate amount of NIS 10.0 million in order to secure the Company’s undertakings included in the lease agreement. As a security for the guarantees, the Company pledged deposits in the same amount.

(9)

Within the framework of the franchise and support agreements executed by Elbit Trade with third parties(see notes 21A(9)&(10)), Elbit Trade has furnished the third parties with letters of credit in the aggregate amount of €3.1 million (NIS 17.5 million) in order to secure payments to the third parties under the agreements.

(10)

Within the framework a cross currency interest rate swap transaction (see note 9A(5)), PC agreed with the bank on an Approved Risk Limit of €8.0 million (NIS 45.3 million). The approved risk limit is the maximum risk exposure (as a result of the cross currency interest rate swap) in which the bank will not require PC to secure additional funds. As of balance sheet date PC has pledged a security deposit in the amount of €5.3 million (NIS 30.0 million) in respect of this transaction. In the event that the exposure exceeds the Approved Risk Limit, PC undertakes to act immediately and without delay, and on its own initiative, to reduce the exposure to an amount not in excess of the Approved Risk Limit, by means of early termination of transactions. The bank may, but shall not be obliged, at any time and at any price and without having to give any prior notice, to act immediately and without delay in order to adjust the exposure to the Approved Risk Limit and/or to act in accordance with its rights as provided in the agreement.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 –	SHARE CAPITAL

A.	Composition:

	Ordinary shares of NIS 1.00 par value each

	December 31

	2007	2006

Authorized share capital	50,000,000	50,000,000
Issued and outstanding (*)	28,254,524	28,254,262

(*)	December 31, 2007 and 2006 - including 2,800,000 “dormant” shares.

B.	Further information regarding the share capital

(i)

The balance of the shares as of December 31,2007, includes 82,876 shares (including 47,700 shares issued by the Company to Elscint’s employees and directors in the framework of the merger with Elscint, within the framework of the employees and officers incentive plan (“Employees” and “2001 Plan”). The acquisition of the shares by the Employees was financed by a loan provided for such purpose by the Company, to be repaid at the end of a five-year period. The loan bears an annual interest of 6%. The shares are held in escrow, and will be used as sole security for repayment of the said loan. The said shares are entitled to dividends distributions by the Company. On February 16, 2006 the Company’s Board of Directors extended the exercise term of the Company’s 2001 Plan for 2 additional years to Employees other than the Company’s directors and office holders. All shares held by the Employees, as of December 31, 2007, are free of any restriction (“Vested”).

(ii)

On May 17, 2006 Elscint sold trough a private transaction 524,187 dormant shares of the Company in consideration of NIS 115.0 for each share. As a result, the Company’s shareholders’ equity increased in the amount of NIS 47.4 million which comprise of the proceeds received by Elscint net of transaction costs and provision for income taxes on the gain generated by Elscint. Following this transaction, these shares have full equity and voting rights.

(iii)

Within the framework of the merger with Elscint executed in 2005, the Company issued 26,500 options to directors and officers of Elscint, against 50,000 options granted to them by Elscint. The options were exercisable to 26,500 ordinary shares of the Company in consideration of NIS 38.7 per share. In March 2006, the options were exercised into 27,964 ordinary shares of the Company (the additional 1,464 shares deriving from an adjustment in connection with the distribution of a dividend on January 17, 2006).

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 –	SHARE CAPITAL (CONT.)

C.	Options plans

(i)

The Company’s Audit Committee and Board of Directors adopted option plan for the grant of up to 1,000,000 non-marketable options to the employees, directors and officers of the Company and companies under its control (“2006 Option Plan”). In accordance with the terms of the plan 353,500 options were approved for grant to all the Company’s directors except the Chairman of the Board, and the remaining shall be granted to the Company’s employees and officers (“the Offerees”). The Options will be granted to the Offerees for no consideration. The exercise price per Option will be the lower of: (i) NIS 100.0, which constitutes the average closing price of the Company’s shares on the Tel Aviv Stock Exchange (“TASE”) during the 30-trading day period preceding May 31, 2006 (the date of the option plan approval by the Company’s shareholders’ meeting); or (ii) the average closing price of the shares on the TASE during the 30-trading days period preceding the date of grant of the options (the “Exercise Price”). The Exercise Price of each option will be reduced upon distributions of dividend by the dividend per share net of tax.

The exercise mechanism of the options into the Company’s shares will be as follow:

At the exercise date the Company shall issue to each option exercised shares equal to the difference between (A) the opening price of the Company’s shares on the TASE on the exercise date, provided that if the opening price exceeds 166% of the Exercise Price, the opening price shall be set as 166% of the Exercise Price (“Caped Exercise Price”); less (B) the Exercise Price of the options; and the result (A minus B) will be divided by the Caped Exercise Price. On January 31, 2007 the Company’s Audit Committee and Board of Directors approved an amendment to the 2006 Option Plan according to which the Caped Exercises Price of each option will be NIS 200.0 instead of NIS 166.0. Such amendment terms were applied immediately to all Offerees other than the Company’s directors, in respect of which the amendment terms were applied following the approval of the Company’s shareholders meeting on November 1, 2007.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 –	SHARE CAPITAL (CONT.)

C.	Options plans (cont.)

	(i)	(Cont.)

The vesting period of the options will occur ratably over a three years period (33.33% of the Options shall vest on each of the first three anniversaries of the date of grant (the “Vesting Period”). The options will expire five years following the date of grant. Following is the activity in the Company’s 2006 option plan:

	Number of options

	Year ended December 31

	2 0 0 7		2 0 0 6

	Number of options (*)	Weighted average exercise price (**)	Number of options (*)	Weighted average exercise price (**)

		(NIS)		(NIS)

Balance at the beginning of the year	857,250	100.0	857,250	100.0
Granted	–	–	–	–
Exercised	(500)	100.0	–	–
Forfeited	(8,667)	100.0	–	–

Balance at the end of the year	848,083		857,250

Options exercisable at the year end	285,250		–

(*)	Include 353,500 options which were granted to the Company’s directors(excluding the Company’s Chairman of the Board) following the approval of the Company’s shareholders’ meeting in May 2006.

(**)	Before adjustment in respect of dividend distribution.

The weighted average exercise price of the outstanding options as of December 31, 2007 is NIS 100.0 and the weighted average contractual life is 3.5 years.

The average estimated fair value of the option was calculated based on the Binomial model using the following assumptions:

	Year ended December 31

	2007	2006

Risk free interest rate (%)	4.85	4.96
Exercise coefficient	2.0	1.66
Contractual term	3.67	5
Expected volatility (%)	37.3-38.3	37.0-37.45
Expected dividend yield	None	None
Forfeited (%)	2%	2%
Total cost of benefit (NIS thousand)	15,564 (1)	20,846
Expenses recognized	19,427	6,650

(1)	Represent additional cost in respect of the amendment of the Option Plan in January 2007 (see above).

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 –	SHARE CAPITAL (CONT.)

C.	Options plans (cont.)

(ii)

On May 31, 2006, the Company’s shareholders meeting approved the Grant of 350,000 non-marketable options to the Company’s Chairman of the Board who is also considered the indirect controlling shareholder of the Company, exercisable into 350,000 shares. The exercise price of each option shall equal 125% of the average closing price of the Company’s shares on the TASE during the 30-trading day period preceding the date of grant of the options which was equal to NIS 137.4 per share. The options are exercisable immediately upon their grant and will remain exercisable for a period of three years thereafter.

The average estimated fair value of the option granted was calculated based on the Black-Scholes model using the following assumptions:

Risk free interest rate (%)	3.8%
Expected life of options (years)	3
Expected volatility (%)	35.8%
Expected dividend yield	None
Forfieted (%)	None

The cost of benefit inherent in this option plan base on the fair value on the day of their grant amount to NIS 6,832 thousands, which was recorded as an expense in 2006 financial statements.

D.	Dividend declared

(i)

On January 17, 2006, the Company distributed to its shareholders a dividend in the amount of NIS 130.0 million (which represents NIS 5.1 per share). Out of that amount: (i) NIS 3.1 million was paid to employees and was recorded as salary expenses in the 2006 financial statements; and (ii) NIS 2.7 million was paid to Elscint in respect of its shareholding in the Company’s stock.

(ii)

On April 19, 2007, the Company has distributed a dividend in the amount of NIS 160.9 million (which represents NIS 6.3 per share). Out of the said amount, NIS 0.7 million was paid to employees and was recorded as salary expenses in these financial statements.

(iii)

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

As for dividend distribution in 2008 - see note 29D.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 –	ADDITIONAL DETAILS CONCERNING INCOME STATEMENT

		Year ended December 31

		2007	2006

		(in thousand NIS)

A.	Revenues from commecial centers

	Sales of trading property (i)	2,819,820	286,633
	Rental income and management fees	43,978	70,135
	Others	53,818	40,434

		2,917,616	397,202

	(i) See note 8C.

B.	Revenues from hotel operations and management

	Rooms	261,397	227,592
	Food, beverage and other services	116,978	111,497
	Rental of commercial space	16,852	12,521

		395,227	351,610

C.	Gains from sale of real estate assets

	Sales of investment property (i)	17,800	74,778
	Sales of hotels (ii)	44,821	7,016

		62,621	81,794

	(i) See note 12C.
	(ii) See note 11C.

D.	Gain from decrease in shareholding in subsidiaries

	Decrease in shareholding of PC (i)	–	667,014
	Decrease in shareholding of Insightec (ii)	5,310	–

		5,310	667,014

	(i) See note 10B(2)b.
	(ii) See note 10B(1)e.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 –	ADDITIONAL DETAILS CONCERNING INCOME STATEMENT (CONT.)

		Year ended December 31

		2007	2006

		(in thousand NIS)

E.	Cost of commercial centers

	Direct expenses:
	Cost of trading property sold	1,492,020	253,941
	Wages and fringe benefits	9,039	9,623
	Energy costs	8,901	12,162
	Taxes and insurance	3,139	2,814
	Maintenance of property and other expenses	34,364	23,401

		1,547,463	301,941

	Other operating expenses:
	Wages and fringe benefits	30,289	22,165
	Stock-based compensation expenses	44,343	6,647
	Advertising	23,757	11,992
	Others	47,750	20,991

		146,139	61,795

	Depreciation and amortization	20,651	32,078

		1,714,253	395,814

F.	Cost of hotel operations and managment

	Direct expenses:
	Wages and fringe benefits	112,821	106,286
	Food and beverages	22,622	21,349
	Others	86,774	81,672

		222,217	209,307

	Other operating expenses:
	Wages and fringe benefits	974	1,106
	Management fees and reimbursement expenses	18,864	16,228
	Business taxes, insurance and lease payments	21,559	22,427
	Others	16,182	9,285

		57,579	49,046

	Depreciation and amortization	50,267	50,270

		330,063	308,623

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 –	ADDITIONAL DETAILS CONCERNING INCOME STATEMENT (CONT.)

		Year ended December 31

		2007	2006

		(in thousand NIS)

G.	Costs and expenses of medical systems operation

	Direct expenses:
	Wages and fringe benefits	4,549	5,603
	Stock-based compensation expenses	1,178	1,714
	Materials and subcontractors	9,544	9,738
	Changes in work in process and finished goods	(94)	670
	Others	9,561	9,891

		24,738	27,616

	Other operating expenses:
	Wages and fringe benefits	14,865	14,497
	Stock-based compensation expenses	5,135	4,860
	Advertising and commissions	13,433	13,347
	Depreciation and amortization	541	483
	Others	11,241	10,943

		45,215	44,130

		69,953	71,746

H.	Cost of fashion merchandise

	Direct expenses:
	Inventories - Opening balance	10,290	8,034
	Purchases	31,604	28,886
	Less - Inventories closing balance	11,429	10,290

		30,465	26,630

	Other operating expenses:
	Wages and fringe expenses	16,515	12,874
	Rental, management fee and shops’ maintenance	20,571	16,967
	Advertising	6,634	6,146
	Depreciation and amortization	4,215	3,438
	Others	1,908	1,779

		49,843	41,204

		80,308	67,834

I.	Research and development expenses:

	Wages and fringe benefits	34,410	31,675
	Stock-based compensation expenses	3,496	5,672
	Materials and subcontractors	16,402	21,542
	Depreciation and amortization	6,578	5,965
	Others	8,673	8,684

		69,559	73,538

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 –	ADDITIONAL DETAILS CONCERNING INCOME STATEMENT (CONT.)

			Year ended December 31

			2007	2006

			(in thousand NIS)

J.	General and administrative expenses

	Wages and fringe benefits		73,110	32,931
	Stock-based compensation expenses		18,724	16,571
	Depreciation and amortization		1,788	1,171
	Others		23,370	16,310

			116,992	66,983

K.	Financial expenses

	Interest on borrowings (**)		325,298	211,317
	Loss (gain) from foreign currency translation differences (net of exchange results charged to foreign currency translation reserve)		10,659	(41,029)
	Loss (gain) from change in fair value of embedded derivative		(5,303)	11,857
	Loss from change in fair value of debentures		17,330	–
	Gain from change in fair value of swap derivative		(12,531)	–
	Other financial expenses		1,390	3,736

	Total financial expenses		336,843	185,881
	Financial expenses capitalized to qualified assets (*)		(104,781)	(41,715)

			232,062	144,166

	(*)	The rate applicable to non-specific credit	7.8%	5.3%

	(**)	Including results of swap transactions designated as cash flow hedge.

L.	Financial income

	Interest on deposits and receivable		101,844	51,414
	Gain on investments in marketable securities		17,843	1,863
	Loss from foreign currency translation differences		(28,551)	(32,204)
	Gain on currency transactions		–	4,507

			91,136	25,580

M.	Other expenses, net

	Loss from disposition of assets and liabilities		6,270	11,970
	Provision for impairment of investments and assets (i)		30,286	59,556
	Initiation expenses (ii)		7,623	2,337
	Others, net		(5,946)	3,185

			38,233	77,048

(i)	See notes 10A(B)(4), 11D and 12C(1).
(ii)	2007 - Includes mainly cost and expenses in respect of the Group’s operations in India.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 –	ADDITIONAL DETAILS CONCERNING INCOME STATEMENT (CONT.)

			Year ended December 31

			2007	2006

			(in thousand NIS)

N.	Earnings per share

	1.	Basic earning per share:

		The earnings and weighted average number of shares used in the calculation of the basic earning per share are as follows:

		Profit from continuing operations	534,319	475,139

		Profit from discontinuing operations	10,288	35,664

		Weighted average number of shares used in computing basic earnings per share (thousands)	25,454	25,232

	2.	Diluted earning per share:

		The earnings and weighted average number of shares used in the calculation of the diluted earning per share are as follows:

		Profit from continuing operations	522,876	475,138

		Profit from discontinuing operations	10,288	35,664

		Weighted average number of shares used in computing diluted earnings per share (thousands)	25,917	25,240

		Effect of diluted options on the number of shares (thousands)	463	8

The earnings used in the calculation of all diluted earnings per share are same as those for the equivalent basic earnings per share measures, as outlined above.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 –	RELATED PARTIES

A.	Transactions

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consideration and are not disclosed in this note.

	(1)	Components:

		(I)	Benefits to key management personnel

		Year ended December 31

		2007	2006

		(in thousand NIS)

	Salaries, management fees, directors’ fees and bonuses	61,770	22,657
	Post employment benefits	490	242
	Termination benefits	380	–
	Amortization of stock based compensation expenses	31,665	11,917

		94,305	34,816

(II)	Project expenses (coordination, supervision and aviation services) - charged, mainly to cost of trading property and property plant and equipment (*)	73,747	38,691

(*)	See note 21A(2)&(3).

(2)

On May 31, 2006 the general shareholders’ meeting approved a service agreement with a company controlled (directly or indirectly) by its Executive Chairman of the Board (the “Management Company” and the “Chairman” respectively) according to which, the Management Company will provide the Company with executive chairman services (the “Services”). The Management Company may provide the Services to private subsidiaries and/or affiliates of the Company. In accordance with the term of the agreement, the Services will be provided by the Chairman only, as an employee of the Management Company and the Chairman will devote at least 80% of his time, skills and efforts to his position as Chairman of the Company. The control over the Management Company will not be changed during the term of the agreement. In consideration for the Chairman’s services the Company will pay the Management Company a monthly amount of $50,000 (NIS 192,000) as well as reimbursement of direct expenses incurred with the provision of the Services.

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

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 –	RELATED PARTIES (CONT.)

A.	Transactions (Cont.)

(3)

On November 1, 2007, the Company’s shareholders meeting approved a service agreement between PC and the Chairman, according to which, the Chairman will serve as PC’s executive chairman in consideration of monthly salary of $25,000 (NIS 96,000) as well as reasonable expenses incurred by the Chairman in the performance of his duties under the service agreement. The salary will be reviewed by PC’s board of directors each year and may be increased at the discretion of PC’s board and subject to applicable law. The Chairman has waived his right to any entitlement to severance pay under the Israeli Severance Pay law and social benefit. The service agreement will commence with retroactive effect as of October 27, 2006.Each party may terminate the service agreement by a-12 month prior notice.

(4)

On November 1,2007 the Company’s shareholders meeting approved bonus payment to the Chairman which will be paid following the approval of the Company’s annual audited consolidated financial statements and will be calculated, as follows: (i) 0% of the first NIS 100 million of Profits (as defined below); (ii) 2.5% of Profits between NIS 100 million and NIS 125 million; (iii) 3% of Profits between NIS 125 million and NIS 150 million; and (iv) 3.5% of Profits exceeding NIS 150 million. The annual bonus will be paid to the Chairman for the fiscal year ended December 31, 2006 and for each fiscal year thereafter for so long as the Chairman serves as a director or officer of the Company or its subsidiaries.

For the purpose of determining the annual bonus, “Profit” for any year, mean profit of the Company before taxes, as disclosed in the Company’s annual audited financial statements for that year minus such losses before taxes disclosed on the Company’s annual audited financial statements for all years commencing 2007, that had not already been deducted for the propose of calculating of such annual bonus for any previous year.

Notwithstanding the above, the annual bonus to be granted to the Chairman shall not exceed NIS 18.0 million.

On May 29, 2008 the Company’s audit committee has resolved to amend the definition of the term “Profit” for the purpose of the annual bonus calculation and define it as profit before tax and after deduction of the minority interest, based on the Company’s audited consolidated financial statements.

Such definition shall be applied, retroactively, to bonuses payable in respect of the years 2007 and thereafter.

(5)

On May 31, 2006, the general shareholders’ meeting approved bonus payments for the fiscal years commencing January 1, 2006 to two of the Company’s directors, which will be paid following the approval of the Company’s annual audited consolidated financial statements and will be calculated, as follows: (i) 0.75% of the first NIS 125 million of the annual consolidated pre-tax profits of the Company (“Profits”); (ii) 0.875% of Profits between NIS 125 million and NIS 150 million; and (iii) 1% of Profits exceeding NIS 150 million. Within the framework of a retirement agreement executed with one of the directors, which was approved by the Company’s shareholders meeting on November 1, 2007(see item 11 below), the director will be entitled to future bonus payments in respect of the years 2007 and 2008 which will be calculated in the methodology mentioned above.

On May 29, 2008 the Company’s audit committee has resolved to amend the definition of the term “Profit” for the purpose of the annual bonus calculation and define it as profit before tax and after deduction of the minority interest, based on the Company’s audited consolidated financial statements.

Such definition shall be applied, retroactively, to bonuses payable in respect of the years 2007 and thereafter.

	(6)	Shares and warrants issued to related parties - see notes 10B(1)f., 10B(2)c., 22B(i) and 22C.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 –	RELATED PARTIES (CONT.)

A.	Transactions (Cont.)

(7)

The directors and officers of the Company and of companies in which the directors serve on behalf of the Company, are covered through October 2008 by insurance of up to $40.0 million per occurance and in the aggregate during the duration of the policy. The first layer of such policy in the amount of $10.0 million shall also cover the liability of directors and officers of EIL and its subsidiaries. The coverage is within the framework of a joint insurance policy for the EIL Group companies. The allocation of the insurance costs between the Company and its subsidiaries (90%) and EIL (10%) was approved by the Company’s shareholders meeting. In November 2007 the Company’s Audit Committee and Board of Directors approved the coverage of liability of the Chairman under the above insurance policy.

PC’s Directors and Officers (including the Company’s directors who are non-controlling shareholders of the Company) are covered through September 2012 by Public Offering of Securities Insurance of up to $5.0 million for liabilities arising under the prospectus filed by PC in October 2006 (see note 10B(2)b.). Such coverage was approved by the Comopany’s shareholders’ equity.

	(8)	As for directors’ indemnification - see note 21C(1), (2) & (3).

(9)

On January 17, 2008 the Company’s shareholder meeting approved an agreement with the Company’s Executive Vice Chairman of the Board (“ VC”) according to which the Company has undertaken to allot the VC 5% (five percent) of the aggregate issued and outstanding share capital in each entity through which the Group (excluding operations of PC and its investees) will conduct its operations in India and other countries (the “Investment Vehicle”) during the Sourcing Period (as defined below). In the event the Investment Vehicle is not wholly owned by the Group, the VC will be allotted that number of shares equal to 5% of the issued and outstanding share capital in such Investment Vehicle held by the Group (“VC Shares”).

The VC Shares shall not be entitled to receive any distributions (including, but not limited to, payment of dividends, interest, other expenses and principal repayments of shareholder loans, management fees or other payments made to the VC and any loans provided by the Investment Vehicle to the VC) from the Investment Vehicle until the Group’s investments (principal and interest calculated in accordance with a mechanism provided for in the agreement) in such Investment Vehicle have been repaid in full.

The VC’s right to receive the shares in each Investment Vehicle will be subject to vesting over a three-year period, whereby as of the date of the approval of the agreement, the right to receive 60% of the VC shares have already vested and the right to receive 20% of the VC Shares will vest on each of the following dates: March 31, 2008 and March 31, 2009. The right to receive the VC Shares in any Investment Vehicle in which the Group or any of its affiliates obtains equity rights after March 31, 2009 shall vest immediately. The VC Shares that are subject to vesting will be held in trust. The VC’s right to receive the VC Shares shall continue to vest, according to the above vesting schedule, for so long as the VC devotes, in the aggregate, a substantial part of his time and attention to the sourcing activities. In the event the VC ceases for any reason to devote, in the aggregate, a substantial part of his time and attention to the sourcing activities (the “Cut-Off Date”), then the VC’s vesting rights as discussed above shall cease as and from the Cut-Off Date, provided however, that in such event, the VC Shares that have not yet vested shall vest pro rata from the last vesting date as aforementioned until the Cut-Off Date.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 –	RELATED PARTIES (CONT.)

A.	Transactions (Cont.)

	(9)	(Cont.)

The Group’s obligation to issue the VC Shares shall apply to all the Group’s operations(excluding operations of PC and its investees) initiated in the Territory since the Group has commenced its operations in India and shall remain in effect until the date 30 months after the Cut Off Date(the “Sourcing Period”). The agreement includes “tag along” and “drag along” rights. The Group has a right of first refusal to acquire the VC Shares on the same terms as such shares are offered to the third party. Additionally, the VC shall have a right of first refusal to purchase, pro rata, new securities (subject to certain exceptions) that any Investment Vehicle proposes to issue and allot to third parties. In the event the Group shall acquire new securities in any Investment Vehicle, the Investment Vehicle shall issue to the VC on the same date additional equity rights in such Investment Vehicle equal to 5% of the new securities issued to the Group. The VC shall not be entitled to assign his rights under the agreement, or to transfer the VC Shares which have vested, to a third party without the prior consent of the Group.

The VC Shares shall be subject to the same rights and obligations as the Group’s shares in any Investment Vehicle and rank pari passu in all respects with such Group’s shares, except that the holders of the VC Shares shall not be entitled to receive any distributions from the Investment Vehicle including in the event of the winding up of the Investment Vehicle or other return of capital, until such time as the Company’s investment has been repaid in full, which will be determined according to the formula set out in the agreement.

(10)

On October 27, 2006, PC has entered into an agreement with the Company’s Vice-Chairman of the Board (“VC”) with responsibility for its operations in India, under which the VC will be entitled to receive options (“the Options”) to acquire up to 5% of the holding company through which PC will carry out its operations in India. However, where considered appropriate and by agreement, the VC will be entitled to take up a 5% interest in specific projects, in which case necessary adjustments will be made at the holding company level. PC and the VC will agree on the form of the Option for each acquisition, taking into account taxation, securities laws and regulations applicable to either party or their respective affiliates, and other considerations of the respective parties. If the VC exercises all of his Options (5%) at the holding company level, his right to take up interests on a project by project basis will lapse. The Options will be subject to vesting over a three-year period, with an initial vesting of 2% on award of the options following commencement of the relevant project with an additional 1% on the following dates: March 31 2007, March 31 2008 and March 31 2009. If the VP elects to take up Options in a specific project which commences after any of the vesting dates specified above, an immediate vesting will be allowed in respect of Options which would have vested as of the above dates. The Options may be exercised at any time, at a price equal to PC’s net equity investment made in the projects as at the Option exercise date plus interest at the rate of LIBOR plus 2% per annum from the date of the investment until the Options exercise date (“Exercise price”).

The VC has cash-in right to require PC to purchase shares held by him following the exercise of the Options, at a price to be determined by an independent valuer. In addition, the VC has the right to pay the Exercise Price on a partial exercise of Options by way of the surrender to PC of Options valued at the Exercise Price of the exercised Options. The agreement includes tag-along rights and a right of first refusal. If PC sells its shares in the holding company to a third party, the VC’s Options will not be affected. However, if a new investor is allotted shares in the holding company, the Vc’s Options will be diluted pro-rata.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 –	RELATED PARTIES (CONT.)

A.	Transactions (Cont.)

	(10)	(Cont.)

The VC and PC have agreed between them to enter into a new agreement in substantially the same terms and conditions as the agreement described in item (9) above between the VC and the Company (the “New Agreement”) which will replace and supersede the previous agreement. The New Agreement shall enter into effect following the receipt of the approval of the Company’s shareholders and the approval of the relevant organs of PC as required under applicable law. However, in the event the New Agreement is not approved by the relevant organs of the Company and PC, as discussed above, the previous agreement shall remain in effect.

The share option arrangement will apply to all projects sourced to PC from the Company (see note 21A(12)). The agreement was approved by the Company’s shareholders meeting on January 17, 2008. As of the balance sheet date, a liability of NIS 4.5 million was recorded in the consolidated financial statements.

(11)

On November 1, 2007, the Company’s shareholders meeting approved two separate agreements entered into between each Elscint and the Company and a former director of the Company who served in various executive positions within the Company and companies under its control regarding the director’s resignation from her employment from certain positions within the Group. The agreement with Elscint provide that the director will resign from its positions in Elscint effective February 7, 2007 and will enjoy the same payments and benefits from the date of resignation till March 31, 2008, of which part constitutes unexploited vacations days and part an agreed adjustment period. In addition Elscint will pay to the director tuition fee in the amount of $47,000 (NIS 181,000) and shall bear all tax expenses associated with such payment. Furthermore, the director will be entitled to annual bonus in respect of 2007 and 2008 which will be calculated in accordance with the bonus payment methodology described in item 5 above.

The agreement with the Company provide that the director will be entitled to (i) all of the 75,000 options granted to the director within the Company’s incentive plan; and (ii) all of 250,000 options granted to the director within the framework of PC’s incentive plan; and same regardless of her continuing employment and/or services as a director in the Company,PC or any other companies controlled by it. The Company and Elscint each undertook to continue to purchase directors and officers liability insurance policy to the director for a period of 7 years from the last day upon which the director served as a director or officer of the Company and/or Elscint.

B.	Balances

	Year ended December 31

	2007	2006

	(in thousand NIS)

Assets:
Receivables and other debit accounts	8,060	5,993

Deposit, loans and other long-term receivables	1,082	1,082

Liabilities:
Payables and other credit accounts	19,672	7,608

C.	Commitments – see note 21A(2) & (3).

D.	Liens and guarantees – see notes 21D(1)a. and 21C(7).

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 –	BUSINESS AND GEOGRAPHIC SEGMENTS

As for decrepation of the Group’s segments- see Note 1B.

A.	Data regarding business segments

Year ended December 31, 2007

	Commercial and entertainment centers (*)	Hotels	Image guided treatment	Other activities	Total

	( I n t h o u s a n d N I S )

Year ended December 31 2007:
Revenues	2,935,417	440,048	54,958	68,138	3,498,561

Operating income (loss) by segment	1,199,370	92,728	(84,555)	(11,351)	1,196,192

Share in losses of associates, net	(107)			(12,560)	(12,667)

Less - unallocated general and administrative expenses					(116,992)
Financial expenses, net					(140,926)

Profit before income taxes					925,607
Income taxes					16,288

Profit from continuing operations					909,319
Profit from discontinued operations					10,289

Profit for the year					919,608

Purchase cost of segment (tangible and intangible) assets	2,297,113	277,426	13,275	286,693

Depreciation and amortization of segment assets	20,685	50,309	7,601	4,242

Provision for impairment	13,419	14,061		2,806

December 31 2007:
Total segment assets	3,560,460	1,821,722	30,825	(**)453,513	5,866,520

Investment on the equity basis	6,388			51,674	58,062

Unallocated assets					2,523,062

					8,447,648

Segment liabilities	421,659	114,534	78,810	21,428	636,431

Unallocated liabilities					4,582,215

					5,218,646

(*) Including sales of trading property.
(**) Mainly includes plots acquired in India - see note 12B.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 –	BUSINESS AND GEOGRAPHIC SEGMENTS (CONT.)

A.	Data regarding business segments (cont.)

Year ended December 31, 2006

	Commercial and entertainment centers (*)	Hotels	Image guided treatment	Other activities	Total

	( I n t h o u s a n d N I S )

Year ended December 31 2006:
Revenues	1,138,995	358,626	85,824	58,034	1,641,479

Operating income (loss) by segment	704,276	25,693	(61,234)	(21,860)	646,875

Share in (income) losses of associates, net	(828)			1,563	735

Less - unallocated general and administrative expenses					(66,982)
Financial expenses, net					(118,585)

Profit before income taxes					462,043
Tax benefit					(1,787)

Profit after income taxes					463,830
Profit from discontinuing operations					35,665

Profit for the year					499,495

Purchase cost of segment (tangible and intangible) assets	594,742	176,007	280	8,921

Depreciation and amortization of segment assets	27,942	49,519	4,737	3,439

Provision for impairment	31,601	22,057

December 31 2006:
Total segment assets	1,703,197	1,716,915	49,986	32,850	3,502,948

Investment on the equity basis	6,388			49,072	55,460

Unallocated assets					2,727,217

					6,285,625

Segment liabilities	100,301	100,740	77,059	11,407	289,507

Unallocated liabilities					3,701,887

					3,991,394

(*) Including sales of trading property.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 –	BUSINESS AND GEOGRAPHIC SEGMENTS (CONT.)

B.	Data regarding geographical segments (cont.)

	Revenues by geographical markets

	Year ended December 31

	2007	2006

	(in thousand NIS)

East and central Europe	3,006,192	1,118,975
West Europe	353,245	342,492
Israel	96,875	118,558
Others	42,249	61,454

	3,498,561	1,641,479

	Purchase cost of segment (tangible and intangible) assets

	Year ended December 31

	2007	2006

	(in thousand NIS)

East and central Europe	2,352,034	616,670
West Europe	22,260	98,424
Israel	103,331	27,419
India	343,449	37,437

	2,821,074	779,950

	Segment assets

	December 31

	2007	2006

	(in thousand NIS)

East and central Europe	3,955,535	1,427,077
West Europe	1,213,603	1,433,433
Israel	166,103	653,458
India	390,949	37,966
Others	3,650	6,474

	5,729,840	3,558,408

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 –	DISCONTINUED OPERATIONS

A.

Following the sale of the diagnostic ultrasound activity and the sale of Nuclear Medicine (NM), Magnetic Resonance Imaging (MRI) and Computerized Tomography (CT) activities by Elscint, the Group’s core activity in these areas was, during 1998, terminated. The results from these operations have therefore been presented in the statements of operations, as discontinued operation. Balances included in the statement of operations and/or dispositions in balance sheet items through the reported years, reflect primarily settlements or resolution of disputes and/or lawsuits and/or certain claims relating to the ultrasound, CT and MRI businesses and the ultimate sale thereof by Elscint. The liabilities included in the discontinued operations include mainly provisions for demands and claims of third parties in respect of discontinued operation, see note 21B(4).

B.	The following table states composition of income and expenses relating to the discontinued operation in previous years:

	Year ended December 31

	2007	2006

	(in thousand NIS)

Other income, net	8,329	31,391
Financial income, net	1,960	4,273

Net income from discontinued operation	10,289	35,664

NOTE 27 –	FINANCIAL INSTRUMENTS

A.	Principal accounting policies

The principal accounting policies adopted by the Group in respect of financial instruments and equity components including recognition criteria, measurement and charges to the statement of income are included in note 2.

B.	Balances of financial instruments by categories

	December 31

	2007	2006

	(in thousand NIS)

Financial assets
Cash and cash equivalent	1,416,710	2,150,871
Loans and receivables	1,835,544	402,247
Financial assets designated for trading	542,294	124,985
Derivative financial assets at fair value through profit and loss (*)	12,609	–
Derivative financial instruments designated for cash flow hedge	16,632	25,867

	3,823,789	2,703,970

Financial Liabilities
Derivative financial liabilities at fair value through profit and loss	55,794	65,336
Financial liabilities designated at fair value through profit and loss (*)	340,474	37,487
Financial liabilities at amortized cost	4,634,951	3,780,287

	5,022,269	3,883,110

(*)	There is no material change in fair value attributable to the change in credit risks.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 –	FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks

The operations of the Group expose it to risks that relate to various financial instruments, such as: market risks (including currency risk, fair value risk with respect to interest rates, cash flow risk with regard to interest rates and price risk), credit risk and liquidity risk. The comprehensive risk management program of the Group focuses on actions to reduce the possible negative effects on the financial performance of the Group to a minimum. In certain cases the Group uses derivative and non-derivative financial instruments in order to hedge certain risk exposures.

The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board has established a continuous process for identifying and managing the risks faced by the Group, and confirms that any appropriate actions have been or are being taken to address any weaknesses. The Board has established the Investment committee, which is responsible for developing and monitoring the Group’s financial risk management policies. The Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

The Group has exposure to the following risks which are related to financial instruments:

(1)	Foreign currency risk

The Group has international activities in many countries and therefore it is exposed to foreign currency risks as a result of fluctuations in the different exchange rates. Foreign currency risks are derived from transactions executed and/or financial assets and liabilities held in currency which is different than the functional currency of the Group’s entity which executed the transaction or hold these financial assets and liablities.in order to minimize such exspsure the Group policy is to hold finacial assets and liablities in a currency which is the functional currency or the Group entity. The Company’s functional currency is the NIS and its invstees use different functional currencies (mainly the Euro, GBP,US Dollar and the RON). In addition, part of the Company’s long term loans (mainly Euro and US Dollar) are used as hedge to the Company’s investments in foreign operations.

The following tables details senstivity analysis to a change of 10% in the Group’s main foreign currencies against their relevant functional currency and their effect on the statements of income and the shareholders’ equity (before tax and before capitlizing any exchange results to qulifyed assets).

As of December 31, 2007:

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)

				In thousand NIS

Assets
Cash and deposits	NIS	US Dollar	+10%	27,030
Cash and deposits	NIS	Euro	+10%	7,973

				35,003

Liablities
Loans at amortized cost	NIS	US Dollar	+10%	(12,786	)(*)
Loans at amortized cost	NIS	Euro	+10%	(24,318	)(*)
Debentures at amortized cost	NIS	US Dollar	+10%	(5,788)
Loans at amortized cost	RON	Euro	+10%	(26,024)
Loans at amortized cost	RON	US Dollar	+10%	(4,236)

				(73,152)

(*)

The effect of the exchange rates result in respect of these financial liablities will be offset agianst the exchange rate resulting from investments in forigen opertions which has the same functional currency.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 –	FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (cont.)

(1)	Foreign currency risk (cont.)

As of December 31, 2006:

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)

				In thousand NIS

Financial assets
Cash and deposits	NIS	US Dollar	+10%	25,766

Financial liablities
Loans at amortized cost	NIS	US Dollar	+10%	(14,102	)(*)
Loans at amortized cost	NIS	Euro	+10%	(34,519	)(*)
Debentures at amortized cost	NIS	US Dollar	+10%	(6,219)
Loans at amortized cost	RON	Euro	+10%	(2,604)
Loans at amortized cost	RON	US Dollar	+10%	(4,647)

				(62,091)

(*)

The effect of the exchange rates result in respect of these financial liablities will be offset agianst the exchange rate resulting from investments in foreign operations which has the same functional currency.

(2)	Price risk

Marketable securities

The Company invests in marketable securities based on the investment policy adopted by the Company’s Investment Committee. In accordance with the said policy the Company will invest up to NIS 500.0 million through several Israeli investment houses. The portfolio investment will be divided as follow: up to 15% in shares and 85% in government bonds and corporate bonds with a rating of at least A on a local scale. In addition the portfolio may not include investment in derivative instruments and trust funds.

The Group’s investments in marketable securities are classified as trading securities and therefore are exposed to market-price fluctuations which will be recorded as gains or losses in the statements of income. Capital markets are subject to fluctuations in respect of events over which the Group has no control. Such changes may have an impact on the value of these investments upon realization.

Embedded derivative

The Group is committed to pay to a financing bank additional exit fee in the event of cash distributions deriving from the sale, disposal, refinancing of the hotels which were financed by the bank loan funds or in the event of other repayment of the loan (“Transaction”). The exit fee will be calculated as the amount equivalent to 15% of the difference between the market value of the hotels as determined in such Transaction and the current agreed value of the hotels (see also note 21A(14)). The embedded derivative is measured at fair value at each balance sheet date based on the Black-Schools model. One of the most significant parameter which influences the fair value of the embedded derivative is the market value of the underlying assets (i.e.: the value of the hotels which were financed by the loan).

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 –	FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (cont.)

	(2)	Price risk (cont.)

Embedded derivative (cont.)

The following table details senstivity analysis to changes in market prices and/or fair value and their effect on the statements of income (before tax):

	Scope of price change %	Profit (loss)

		Year ended December 31

		2007	2006

		(in thousand NIS)

Increrase in the prices of marketable securities held for trade	+10%	54,229	12,499
Increrase in the fair value of the underlying assets used for the calculation of the embedded derivative’s fair value	+10%	(5,349)	(6,741)

		48,880	5,758

(3)	Credit risk

The Group holds cash and cash equivalents, short term investments and other financial instruments in various reputable banks and financial institutions. These banks and financial institutions are located in different geographical regions, and it is the Group’s policy to disperse its investments among different banks and financial institutions. The maximum credit risk exposure of the Group is equal to the financial assets presented in the balance sheet.

Due to the nature of their activity, the Group companies, which operates at the hotels, the image guided and the fashion merchandise business, are not materially exposed to credit risks stemming from dependence on a given customer. The Group companies examine on an ongoing basis the credit amounts extended to their customers and, accordingly, record a provision for doubtful debts based on those factors they consider having an effect on specific customers.

Trade account receivable as of December 31,2007 and 2006 include balances due from buyers of trading property in the amount of NIS 1,476 million ($383.8 million) and NIS 23.8 million respectively. The vast majority of these amounts are secured by non refundable bank guarantee provided to the Group by the debtor and therefore the Group is not exposed to a significant risk from such trade receivable.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 –	FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (cont.)

	(4)	Interest rate risk

Fair value risk

A significant portion of the Group’s long term loans and debentures bearing a fixed interest rate and are therefore exposed to change in their fair value as a result of changes in the market interest rate. The vast majority of these loans and debentures are measured at amortized cost and therefore changes in the fair value will not have any effect on the statement of income.

PC’s debentures which were issued in July 2007 and are linked to the Israeli CPI and bearing a fixed interest rate of 5% per annum. Consistent with its risk management policies, PC entered, into Cross currency interest rate swap transaction, according to which PC will pay six month Euribor + 2.19% interest and receive 5% interest linked to the Israeli CPI with the same amortization schedule as the debenture. The derivative is measured at fair value with changes in the fair value are charged to the statements of income. The debentures are designated at fair value through profit and loss since it is significantly reduces a measurement or recognition inconsistentcy with the said derivative. As a result, these debentures fair value is exposed to a change in interest rate market.

The following table analysis the change in the fair value of the debentures and the derivative. This analysis assumes that in each case all other parameters affecting the derivative and the debentures fair value remain constant:

	Scope of price change %	Profit (loss)

		Year ended December 31

		2007	2006

		(in thousand NIS)

Exchange rate of the Euro against the NIS	+5%	(385)	–

Change in the Israeli CPI	+2%	164	–

Change in the interest rate of the debentures	+1%	679	–

Cash flow risk

Part of the Group’s long term loans and debentures as well as long term loans receivable are bearing variable interest rate. Cash and cash equivalent, short term deposits and short term bank credits are mainly deposited in or obtained at variable interest rate. Change in the market interest rate will affect the Group’s finance income and expenses and its cash flow.

In certain cases the Group uses interest rate swap transaction in order to swap loans with a variable interest rate to fixed interest rate.

The following table presents the effect of an increase of 2% in the Libor rate with respect to financial liabilities which are exposed to cash flow risk (before tax and before capitalization to qualifying assets):

	Profit (loss)

	Year ended December 31

	2007	2006

	(in thousand NIS)

Loans, debentures and convertible debentures linked to the US dollar	(12,714)	(7,693)
Loans linked to the Euro	(13,627)	(16,478)
Loans linked to the NIS	(127)	(4,575)

	(26,468)	(28,746)

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 –	FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (cont.)

	(5)	Liquidity risk

The following table present the cash flow of financial liabilities (principal and interest) in accordance with the contractual repayment dates:

As of December 31, 2007:

	1st year	2nd year	3rd year	4th year	5th year	6th year and thereafter	Total

	I n t h o u s a n d N I S

Borrowing with fixed interest rate
Loans linked to Euro	13,669	200,012	–	–	–	–	213,681
Loans Linked to the GBP	67,669	66,812	65,954	753,233	–	–	953,668
Debentures linked to the Israeli CPI	114,614	168,669	287,570	319,150	309,861	1,696,177	2,896,041

	195,952	435,493	353,524	1,072,383	309,861	1,646,177	4,063,390

Borrowing with variable interest rate
Loans linked to the Euro	122,085	328,117	89,546	86,662	83,778	572,192	1,282,380
Loans linked to the NIS	420	6,365	–	–	–	–	6,785
Loans linked to the US Dollar	49,589	76,921	–	–	–	–	126,510
Debentures linked to the US Dollar	4,487	8,236	15,436	14,538	13,641	20,840	77,178
Convertible debentures linked to the US Dollar	5,747	57,666	1,550	20,724	–	–	85,687

	182,328	477,305	106,532	121,924	97,419	592,032	1,578,540

Total	378,280	912,798	460,056	1,194,307	407,280	2,289,209	5,641,930

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 –	FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (cont.)

	(5)	Liquidity risk (cont.)

As of December 31, 2006:

	1st year	2nd year	3rd year	4th year	5th year	6th year and thereafter	Total

	I n t h o u s a n d N I S

Borrowing with fixed interest rate
Loans linked to Euro	13,188	13,657	199,836	–	–	–	226,681
Loans Linked to the GBP	71,432	73,756	72,820	71,883	820,535	–	1,110,426
Debentures linked to the Israeli CPI	58,523	58,523	161,411	212,587	203,313	705,016	1,399,373

	143,143	145,936	434,067	284,470	1,023,848	705,016	2,736,480

Borrowing with variable interest rate
Loans linked to the Euro	134,817	604,167	32,669	31,144	29,619	109,102	941,518
Loans linked to the NIS	15,329	211,438	–	–	–	–	226,767
Loans linked to the US Dollar	56,099	84,737	–	–	–	–	140,836
Debentures linked to the US Dollar	5,037	5,037	11,256	16,972	15,964	35,629	89,895
Convertible debentures linked to the US Dollar	6,535	6,535	63,572	1,757	22,748	–	101,147

	217,817	911,914	107,497	49,873	68,331	144,731	1,500,163

Total	360,960	1,057,850	541,564	334,343	1,092,179	849,747	4,236,643

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 –	FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (cont.)

	(6)	Consumer Price Index(“CPI”) risk

A significant part of the Group borrowings consist of debentures raised by the Group in the TASE and which are linked to the increase in the Israeli CPI above the base index at the date of the debentures issuance. An increase of 3% in the Israeli CPI will cause an increase in the Group finance expenses for the years ended December 31, 2007 and 2006 (before tax and capitalizations of finance expenses to qualifying assets) in the amount of NIS 62,719 thousands and NIS 30,820 thousands, respectively.

	(7)	Collaterals

The following table presents the book value of financial assets which are used as collaterals for the Group’s liabilities:

	December 31

	2007	2006

	(in thousand NIS)

Long term borrowing from banks and financial institutions	25,710	30,609
Other liabilities	39,944	5,047

	65,654	35,656

D.	Fair value of financial instruments

The financial instruments of the Group include primarily, cash and cash equivalents, short and long- term deposits, marketable securities, trade receivables, short and long- term other receivables, short- term banks credit, other current liabilities and long- term monetary liabilities.

	(1)	Fair value of financial instruments

The fair value of traded financial instruments (such as marketable securities and debentures of the Company) are calculated according to quoted closing prices as of the balance sheet date, multiplied by the issued quantity of the traded financial instrument as of that date. The fair value of financial instruments that are not traded is estimated by means of accepted costing models, such as present value of future cash flows which are discounted at discount a rate that, in the Group’s assessment, reflects the level of risk that is incorporated in the financial instrument. The Group relies, in part, on discount interest which is quoted in an active market, as well as on various techniques of approximation that are based, among other things, on quoted interest from financial entities. Estimation of the fair value was computed by means of assessments of future cash flows and a determination of the discount interest rate on dates close to the balance sheet date, that are based, inter alia, on assumptions by the management of the Group. Therefore, for most of the financial instruments, the estimation of fair value presented below is not necessarily an indication of the realization value of the financial instrument as of the balance sheet date. The estimate of fair value is carried out, as mentioned above, according to the discount rates in proximity to the date of the balance sheet and does take into account the variability of the interest rates from the date of the computation through the date of issuance of the financial statements. Under an assumption of other discount rates, different fair value assessments would be received which could be materially different from those estimated by the Group, mainly with respect to financial instruments at fixed interest rate. Moreover, in determining the assessments of fair value, the commissions that could be payable at the time of repayment of the instrument have not been taken into account and they also do not include any tax effect. The difference between the balances of the financial instruments as of the balance sheet date and the their fair value as estimated by the Group, may not necessarily be realizable, in particular in respect of a financial instrument which will be held until redemption date.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 –	FINANCIAL INSTRUMENTS (CONT.)

D.	Fair value of financial instruments (cont.)

	(2)	The principal methods and assumptions which served to compute the estimated fair value of the financial instruments

(1)

Financial instruments included in current assets (cash and cash equivalents, deposits and marketable securities, trade receivables, other current assets and assets related to discontinued operation) - Due to their nature, their fair values approximate to those presented in the balance sheet.

(2)

Financial instruments included in long-term receivables - mainly loans and deposits which bear variable interest rate and accordingly their fair value is approximate to those presented in the balance sheet.

(3)

Financial instruments included in current liabilities (short-term credit, suppliers, other current liabilities and liabilities related to discontinuing operation)) - Due to their nature, their fair values approximate to those presented in the balance sheet.

(4)

Financial instruments included in long- term liabilities- the fair value of the traded liabilities (debentures) is determined according to closing prices as of the balance sheet date quoted on the Tel- Aviv Stock Exchange, multiplied by the quantity of the marketable financial instrument issued as of that date. The fair value of liabilities which carried variable interest rate is approximate to those presented in the balance sheet.

The fair value of non-traded liabilities at fixed rate interest is determined according to the present value of future cash flows, discounted at a rate which reflects, in the estimation of the Group, the level of risk embedded in the financial instrument.

	(3)	The following table presents the book value and fair value of the Group’s financial liabilities, which are presented in the financial statements at other than their fair value:

	December 31

	2007		2006

	Book Value	Fair Value	Book Value	Fair Value

	(In thousands NIS)

Long-term loans at fixed interest rate	889,870	913,302	936,082	981,027
Debentures	2,140,640	2,220,974	1,078,071	1,163,075

	3,031,510	3,134,276	2,014,153	2,144,102

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 –	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”)

A.	General

As stated in note 2B, these are the Group’s first consolidated financial statements prepared in accordance with IFRSs.

The accounting policies set out in note 2 have been applied in preparing the financial statements for the year ended December 31, 2007, the comparative information presented in these financial statements for the year ended December, 31 2006 and in the preparation of the opening IFRSs balance sheet as of January, 1 2006 (“Transition Date”).

In preparing the opening IFRSs balance sheet, the Group has reconciled amounts reported previously in financial statements prepared in accordance with the Israeli GAAP (“Previous GAAP”). In accordance with the provisions of IFRS 1 the Group has adopted the following exceptions as of the Transition Date:

•

Business combinations, acquisitions of investments in associates and of interest in joint ventures occurred before the Transition Date were reported in accordance with the accounting principles of Previous GAAP, except for testing the carrying amounts of investments in associates which include goodwill for impairment as of the Transition Date.

•

Certain items of property plant and equipments (mainly hotel) were measured at Transition Date, at previous GAAP revaluation amortized cost, which is deemed to be broadly comparable to depreciated costs in accordance with IFRSs adjusted to the changes in the inflation rates (“Deemed Cost”).

•

The Company deemed the cumulative foreign currency translation differences for all foreign operations to be zero as at the Transition Date except for cumulative foreign currency translation differences recorded in PC from the date PC first adopted IFRSs through the Transition Date (see item C(8) below).

•

Assets and liabilities of PC, which adopted IFRSs prior to the Company, were included at the same values as in PC’s financial statement except for adjustments made to bring PC’s accounting policies into line with those used by the Company.

•

The Group did not recognized expenses in respect of equity settled share based arrangements that were granted before November 7, 2002 or granted after that date and are vested as of the Transition Date.

An explanation of how the transition from Previous GAAP to IFRSs has affected the Group’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 –	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) (CONT.)

B.	Reconciliation of the consolidated financial statements to the IFRSs

	(1)	Balance as of January 1, 2006

	As reported in accordance with Previous GAAP (*)	Effect of transition to IFRSs								As reported in accordance with IFRSs

		C1	C2	C6	C9	C10	C11	C12	C13

	(in million NIS)

Current Assets
Cash and cash equivalents	489	–	–	–	–	–	–	–	–	489
Short-term deposits and investments	240	–	–	–	–	–	–	–	–	240
Trade accounts receivable	35	–	–	–	–	–	–	–	–	35
Other receivables and prepaymants	77	–	(1)	–	–	–	–	–	–	76
Inventories	24	–	–	–	–	–	–	–	–	24
Trading property	583	–	–	–	–	–	9	–	–	592
Non-current assets classified as held for sale	13	–	–	–	–	–	–	–	–	13

	1,461	–	(1)	–	–	–	9	–	–	1,469

Non-Current Assets
Deposits, loans and other long-term balances	56	–	–	–	–	15	–	–	–	71
Investments in associates	57	–	–	–	–	(15)	–	–	–	42
Property, plant and equipment	2,175	61	–	–	–	(780)	(5)	–	–	1,451
Investment property	–	40	–	–	–	543	–	–	–	583
Other assets and deferred expenses	31	–	–	–	–	216	(4)	–	–	243
Intangible assets	–	–	–	–	–	11	–	–	–	11
Deferred taxes	6	–	–	–	–	–	–	–	–	6

	2,325	101	–	–	–	(10)	(9)	–	–	2,407

	3,786	101	(1)	–	–	(10)	–	–	–	3,876

Current Liabilities
Short-term credits	655	–	–	–	–	855	–	–	–	1,510
Suppliers and service providers	82	–	–	–	–	–	–	–	–	82
Payables and other iabilities	150	–	(1)	–	–	–	1	–	–	150
Liabilities associated with non-current assets classified as held for sale	63	–	–	–	–	–	–	–	–	63

	950	–	(1)	–	–	855	1	–	–	1,805

Non-Current Liabilities
Borrowings	1,664	–	–	–	–	(865)	–	–	–	799
Other long-term liabilities	65	–	35	2	–	–	–	–	–	102
Deferred taxes	40	–	–	–	27	–	–	–	–	67

	1,769	–	35	2	27	(865)	–	–	–	968

Minority interest	12	–	(10)	–	–	–	(1)	5	(6)	–

Options issued by subsidiaries	1	–	–	–	–	–	4	(5)	–	–

Shareholders’ Equity
Attributable to equity holders of the Company	1,054	101	(25)	(2)	(27)	–	(4)	–	–	1,097
Minority interest	–	–	–	–	–	–	–	–	6	6

	1,054	101	(25)	(2)	(27)	–	(4)	–	6	1,103

	3,786	101	(1)	–	–	(10)	–	–	–	3,876

(*)	Reclassified.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 –	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) (CONT.)

B.	Reconciliation of the consolidated financial statements to the IFRSs

	(2)	Balance as of December 31, 2006

	As reported in accordance with Previous GAAP (*)	Effect of transition to IFRSs											As reported in accordance with IFRSs

		C1	C2	C4	C5	C6	C7	C9	C10	C11	C12	C13

	(in million NIS)

Current Assets
Cash and cash equivalents	2,151	–	–	–	–	–	–	–	–	–	–	–	2,151
Short-term deposits and investments	279	–	–	–	–	–	–	–	–	–	–	–	279
Trade accounts receivable	75	–	–	–	–	–	–	–	–	–	–	–	75
Other receivables and prepayments	207	–	–	–	–	–	–	–	–	–	–	–	207
Inventories	25	–	–	–	–	–	–	–	–	–	–	–	25
Trading property	909	–	–	4	–	–	–	–	–	10	–	–	923
Non-current assets classified as held for sale	12	–	–	–	–	–	–	–	–	–	–	–	12

	3,658	–	–	4	–	–	–	–	–	10	–	–	3,672

Non-Current Assets
Deposits, loans and other long-term balances	88	–	–	–	–	27	–	–	(9)	–	–	–	106
Investments in associates	62	–	(1)	–	10	–	–	–	(16)	–	–	–	55
Property, plant and equipment	2,321	59	–	25	–	–	–	–	(778)	(3)	–	–	1,624
Investment property	–	–	–	–	–	–	–	–	563	–	–	–	563
Other assets and deferred expenses	25	–	–	–	–	–	–	–	232	(3)	–	–	254
Intangible assets	–	–	–	–	–	–	–	–	8	(1)	–	–	7
Deferred taxes	5	–	–	–	–	–	–	–	–	–	–	–	5

	2,501	59	(1)	25	10	27	–	–	–	(7)	–	–	2,614

	6,159	59	(1)	29	10	27	–	–	–	3	–	–	6,286

Current Liabilities
Short-term credits	483	–	–	–	–	–	–	–	205	–	–	–	688
Suppliers and service providers	155	–	–	–	–	–	–	–	–	–	–	–	155
Payables and other liabilities	229	–	(1)	–	–	–	–	–	(7)	(3)	–	–	218
Liabilities associated with non-current assets classified as held for sale	41	–	–	–	–	–	–	–	–	–	–	–	41

	908	–	(1)	–	–	–	–	–	198	(3)	–	–	1,102

Non-Current Liabilities
Borrowings	2,936	–	–	–	–	–	(46)	–	(205)	(1)	–	–	2,684
Other long-term liabilities	21	–	37	–	–	–	65	–	7	4	–	–	134
Deferred taxes	41	–	–	1	–	1	–	29	–	–	–	–	72

	2,998	–	37	1	–	1	19	29	(198)	3	–	–	2,890

Minority interest	630	–	(11)	2	–	–	–	–	–	(1)	29	(649)	–

Options issued by subsidiaries	22	–	–	–	–	–	–	–	–	7	(29)	–	–

Shareholders’ Equity
Attributable to equity holders of the Company	1,601	59	(26)	26	10	26	(19)	(29)	–	(3)	–	–	1,645
Minority interest	–	–	–	–	–	–	–	–	–	–	–	649	649

	1,601	59	(26)	26	10	26	(19)	(29)	–	(3)	–	649	2,294

	6,159	59	(1)	29	10	27	–	–	–	3	–	–	6,286

(*)	Reclassified.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 –	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) (CONT.)

B.	Reconciliation of the consolidated financial statements to the IFRSs

	(3)	Income statement for the year ended December 31, 2006

	As reported in accordance with Previous GAAP (*)	Effect of transition to IFRSs										As reported in accordance with IFRSs

		C1	C2	C3	C4	C5	C6	C7	C9	C11	C13

	(in million NIS)

Revenues
Gain from sale of real estate assets	81	–	–	1	–	–	–	–	–	–	–	82
Commercial centers	397		–	–	–	–	–	–	–	–	–	397
Hotels operations and management	352	–	–	–	–	–	–	–	–	–	–	351
Sale of medical systems	86	–	–	–	–	–	–	–	–	–	–	86
Decrease in shareholdings of subsidiaries	697	–	–	(29)	–	–	–	–	–	(1)	–	667
Sale of fashion merchandise	58	–	–	–	–	–	–	–	–	–	–	58

	1,671		–	(28)	–	–	–	–	–	(1)	–	1,642

Expenses and losses
Commercial centers	395	–	–	–	–	–	–	–	–	1	–	396
Hotels operations and management	306	4	–	–	–	–	–	–	–	(1)	–	309
Cost and expenses of medical systems operation	74	–	(3)	–	–	–	–	–	–	1	–	72
Cost of fashion merchandise	68	–	–	–	–	–	–	–	–	–	–	68
Research and development expenses, net	62	–	9	–	–	–	–	–	–	3	–	74
General and administrative expenses	67	–	–	–	–	–	–	–	–	–	–	67
Share in losses of associated companies, net	10	–	–	–	–	(11)	–	–	–	–	–	(1)
Financial expenses, net	129	–	(1)	–	(26)	–	–	20	(1)	(3)	–	118
Other expenses, net	39	38	–	–	–	–	–	–	–	–	–	77

	1,150	42	5	–	(26)	(11)	–	20	(1)	1	–	1,180

Profit (loss) before income taxes	521	(42)	(5)	(28)	26	11	–	(20)	1	(2)	–	462
Income taxes (tax benefit)	5	–	–	(3)	1	–	(5)	–	–	–	–	(2)

Profit (loss) after income taxes	516	(42)	(5)	(25)	25	11	5	(20)	1	(2)	–	464

Minority interest in results of subsidiaries, net	9	–	2	–	(1)	–	–	–	–	1	(11)	–

Profit from continuing operations	525	(42)	(3)	(25)	24	11	5	(20)	1	(1)	(11)	464
Profit from discontinued operation, net	35	–	–	–	–	–	–	–	–	–	–	35

Profit for the year	560	(42)	(3)	(25)	24	11	5	(20)	1	(1)	(11)	499

Attributable to:
Equity holders of the Company	560	(42)	(3)	(25)	24	11	5	(20)	1	(1)	–	510
Minority interest	–	–	–	–	–	–	–	–	–	–	(11)	(11)

	560	(42)	(3)	(25)	24	11	5	(20)	1	(1)	(11)	499

(*)	Reclassified.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 –	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) (CONT.)

B.	Reconciliation of the consolidated financial statements to the IFRSs (cont.)

	(4)	Statements of shareholders’ equity as of January 1, 2006

	Note	Share capital and share premium	Hedging reserves	Stock-base compensation reserve	Foreign currency translation reserves	Retained earnings	Treasury stock	Loans to employees to acquire Company shares	Dividend declared after the balance sheet date	shareholders equity attributable to equity holders of the Company	Minority interest	Total

		(In million NIS)

As reported in accordance with Previous GAAP		826	–	–	68	217	(162)	(19)	124	1,054	–	1,054

Purchase of minority shares	C1	–	–	–	–	101	–	–	–	101	–	101
Grants from the Office of Chief Scientist	C2	–	–	–	–	(24)	–	–	–	(24)	(10)	(34)
Derivative financial instruments designated for hedging cash flow	C6	–	(2)	–	–	–	–	–	–	(2)	–	(2)
Foreign currency translation reserve as of the Transition Date	C8	–	–	–	(79)	79	–	–	–	–	–	–
Deferred taxes in respect of business combination (*)	C9	–	–	–	–	(27)	–	–	–	(27)	–	(27)
Other differences	C11	–	–	–	–	(4)	–	–	–	(4)	3	(1)
Classification of minority interest and options issued by subsidiaries	C13	–	–	–	–	–	–	–	–	–	13	13
Subsequent events - dividend	C14	–	–	–	–	124	–	–	(124)	–	–	–

As reported in accordance with IFRSs		826	(2)	–	(11)	466	(162)	(19)	–	1,098	6	1,104

(*)	Include NIS 27.0 million in respect of income taxes.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 –	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) (CONT.)

B.	Reconciliation of the consolidated financial statements to the IFRSs (cont.)

	(5)	Statements of shareholders’ equity as of December 31, 2006

	Note	Share capital and share premium	Hedging reserves	Stock-base compensation reserve	Foreign currency translation reserves	Retained earnings	Treasury stock	Loans to employees to acquire Company shares	Dividend declared after the balance sheet date	shareholders equity attributable to equity holders of the Company	Minority interest	Total

		(In million NIS)

As reported in accordance with Previous GAAP		853	–	13	100	618	(138)	(4)	160	1,602	–	1,602

Purchase of minority shares	C1	–	–	–	–	59	–	–	–	59	–	59
Grants from the Office of Chief Scientist	C2	–	–	–	2	(29)	–	–	–	(27)	(11)	(38)
Realization of foreign currency translation as of refinance	C3	–	–	–	25	(25)	–	–	–	–	–	–
Capitalization of borrowing costs (*)	C4	–	–	–	3	24	–	–	–	27	2	29
Issuance of shares by a development stage investee	C5	–	–	–	(1)	11	–	–	–	10	–	10
Derivative financial instruments designated for hedging cash flow (**)	C6	–	20	–	–	5	–	–	–	25	–	25
Embedded derivative	C7	–	–	–	–	(19)	–	–	–	(19)	–	(19)
Foreign currency translation reserve as of the Transition Date	C8	–	–	–	(79)	79	–	–	–	–	–	–
Deferred taxes in respect of business combination (***)	C9	–	–	–	(2)	(26)	–	–	–	(28)	–	(28)
Other differences	C11	–	–	–	–	(4)	–	–	–	(4)	6	2
Classification of minority interest and options issued by subsidiary	C13	–	–	–	–	–	–	–	–	–	652	652
Subsequent events - dividend	C14	–	–	–	–	160	–	–	(160)	–	–	–

As reported in accordance with IFRSs		853	20	13	48	853	(138)	(4)	–	1,645	649	2,294

(*)	Include NIS 1.3 million in respect of income taxes.
(**)	Include NIS 0.7 million in respect of income taxes.
(***)	Include NIS 28.0 million in respect of income taxes.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 –	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) (CONT.)

C.	Material differences between IFRSs and Previous GAAP

	(1)	Purchase of minority shares

In accordance with Previous GAAP: The excess of the consideration over the fair value of the identifiable assets and liabilities acquired from the minority was recognized as goodwill. If the outcome was negative, it was set-off first against any intangible asset of the subsidiary, with the balance was set-off against non-monetary tangible assets pro rata to their fair value.

In accordance with IFRSs: The Company elected a method, in which the excess of the consideration over the carrying value of the acquired interest of the minority shareholder is recognized as goodwill. If the outcome is negative, it is recognized immediately in the statement of income.

	(2)	Grants from the Office of Chief scientist (“OCS”)

In accordance with Previous GAAP: Grants from the OCS, were charged to income statements, and offset against research and development expenses.

In accordance with IFRSs: Such grants are recorded in the statements of income if there is reasonable assurance that the grants will not be repaid. Otherwise, the grants are recorded as a liability and are measured at fair value through profit and loss at each balance sheet date.

	(3)	Realization of foreign currency translation reserve

In accordance with Previous GAAP: Foreign currency translation reserve is realized through the statement of income upon sale or upon complete (or substantially complete) liquidation of the investment in the foreign operation or upon repayment of monetary items which form part of the Group’s net investment in the foreign operation.

In accordance with IFRSs: Foreign currency translation reserve is realized through the statement of income only upon sale or upon complete (or substantially complete) liquidation of the investment in the foreign operation. Realization of such reserve, as a result of repayment of monetary items which form part of the Group’s net investment in the foreign operations, is permitted only in certain cases.

	(4)	Capitalization of borrowing costs

In accordance with Previous GAAP: Financial expenses eligible for capitalization to qualifying assets always include foreign exchange differences on borrowings.

In accordance with IFRSs: Financial expenses eligible for capitalization for qualifying assets include foreign exchange differences on borrowings to the extent that they are considered as an adjustment to interest costs.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 –	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) (CONT.)

C.	Material differences between IFRSs and Previous GAAP (cont.)

	(5)	Issuance of shares by a development stage investee

In accordance with Previous GAAP: The increase in the Group’s share in the net asset value of a development stage investee, as a result of an issuance of shares by the investee to third parties, was recorded as deferred income, which was charged to the statement of income over a three year period or up to the Group’s share in investee’s losses during the relevant period, whichever is higher, on a cumulative basis.

In accordance with IFRSs: The increase in the Group’s share in the investee’s net asset value is recognized immediately in the statement of income.

	(6)	Derivative financial instruments designated for hedging cash flow

In accordance with Previous GAAP: Derivative financial instruments that are designated for cash flows hedge are not presented as assets or liabilities. The results of the derivatives are charged to the statement of income concurrently with charging the results from the hedged liability.

In accordance with IFRSs: Derivative financial instruments that are designated for cash flows hedge are stated, at their fair value. Changes in their fair value are charged as capital reserve, in the shareholders’ equity and transferred to the statement of income concurrently with charging the results from the hedged liability to the statement of income.

	(7)	Embedded derivative

In accordance with Previous GAAP: Derivatives embedded in other financial instruments or other host contracts, should not be bifurcated from the host instruments and are treated for accounting purposes together with the host instrument.

In accordance with IFRSs: Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the lost contract are not measured at FVTPL. Changes in fair value recognized in the income statements.

	(8)	Foreign currency translation reserve as of the Transition Date

As mentioned above, the Company deemed the cumulative foreign currency translation differences for all foreign operations to be zero as at the Transition Date except for cumulative foreign currency translation differences recorded in PC from the date PC first adopted IFRSs through the Transition Date.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 –	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) (CONT.)

C.	Material differences between IFRSs and Previous GAAP (cont.)

	(9)	Deferred taxes in respect of business combinations

In accordance with Previous GAAP: Through December 31, 2004, deferred taxes were recorded for differences between the assigned value of identifiable assets and liabilities of subsidiaries and the value for tax purposes, except for assets for which depreciation is not allowable for tax purposes (e.g. land and similar assets). From January 1, 2005 deferred taxes were recorded for such differences as long as such differences relate to transactions occurring as of that date and thereafter.

In accordance with IFRSs: Deferred taxes are recorded for all temporary differences mentioned in the preceding paragraph, including for assets that their depreciation is not allowed for tax purposes. As of the Transition Date, the Group recorded deferred taxes in respect of such differences against retained earning.

	(10)	Material classification of balance sheet items with no affect on shareholders’ equity

		a.	Classification of liabilities that are subject to covenants

In accordance with Previous GAAP: the Group classified long term borrowings as current liabilities when it had not complied with covenants included in the loan agreements, except if at the date of the approval of the financial statements it had received written approval from the borrower in which the borrower waive its right to demand the Group to comply with the covenants and did not require repayment of the loan for at least one year as from the balance sheet date. (“Waiver Letter”)

In accordance with IFRSs: The Group has to classify long term borrowings as current liabilities if at the balance sheet date (i) it is not in compliance with the covenants; and (ii) it has not received Waiver Letter from the borrower as at the balance sheet date.

The effect on the balance sheets was an increase in short term credits of NIS 855 million and NIS 205 million and decrease in the same amount in the long term borrowings as of January 1, 2006 and December 31,2006, respectively.

		b.	Investment property

In accordance with Previous GAAP: Trough December 31, 2006, investment property was presented under “property plant and equipment”.

In accordance with IFRSs: Investment property is presented as a separate line item in the balance sheet.

The effect on the balance sheets as of January 1, 2006 and December 31, 2006, was an increase in investment property of NIS 543 million and NIS 563 million and decrease in the same amount in property plant and equipment, respectively.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 –	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) (CONT.)

C.	Material differences between IFRSs and Previous GAAP (cont.)

	(10)	Material classification of balance sheet items with no affect on shareholders’ equity (cont.)

		c.	Leasehold rights

In accordance with Previous GAAP: Though December 31, 2006, leasehold rights were presented under property plant and equipments.

In accordance with IFRSs: Leasehold rights are presented within other assets and deferred expenses

The effect on the balance sheet as of January 1, 2006 was an increase in other assets of NIS 237 million against decrease of NIS 116 million in property plant and equipments and decrease of NIS 121 million in investment property.

The effect on the balance sheet as of December 31, 2006 was an increase in other assets of NIS 240 million and decrease in property plant and equipment in the same amount.

		d.	Costs of raising loans:

In accordance with Previous GAAP: Through December 31, 2005, costs of raising loans were presented in the balance sheet as other assets and deferred expenses. Commencing January 1, 2006, such costs were offset from their related loans.

In accordance with IFRSs: Costs of raising loans are offset from their related loans for all reported periods.

The effect on the balance sheet as of January 1, 2006 was a decrease in other assets and deferred expenses of NIS 10.0 million against decrease of NIS 9.0 million in long term borrowings and NIS 1.0 million in short-term credit.

		e.	Loans granted to associates

In accordance with Previous GAAP: loans granted to associate were presented in the balance sheet as investment in the associates

In accordance with IFRSs: such loans are presented in the balance sheet as long term receivables

The affect on the balance sheet as of January 1, 2006 and December 31, 2006, was a decrease in investment in investess and other companies amount to NIS 15 million and NIS 16 million and an increase in the same amount in deposit loans and other long term, respectively.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 –	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) (CONT.)

C.	Material differences between IFRSs and previous GAAP (cont.)

	(11)	Other differences

		a.	Adoption of IFRSs by a subsidiary prior to the Group

PC has adopted IFRSs prior to the Company. In accordance with IFRS 1, the Company has included the assets and liabilities of PC at the same values as in PC’s financial statement except for adjustments made to bring PC’s accounting policies into line with those used by the Company.

		b.	Equity settled share based arrangements

In accordance with Previous GAAP: equity settled share based arrangement that were granted after March 15, 2005 and were not vested as of December 31,2005, were measured at fair value and expensed to the income statements over their vesting period.

In accordance with IFRS: equity settled share based arrangement that were granted after November 7, 2002 and were not vested as of Transition Date, are measured at fair value and expensed to the income statements over their vesting period.

		c.	Start-up costs:

In accordance with Previous GAAP: Pre-operating costs in respect of hotels and/or commercial centers operations are stated at cost and amortized over a three-year period from commencement of full scale operations.

In accordance with IFRSs: Such costs are to be expensed, as incurred.

		d.	Defined benefit plans

In accordance with Previous GAAP: employees’ retirement benefit obligation was computed based on the assumption that all employees would be dismissed as at the balance sheet date without using actuarial valuations.

In accordance with IFRSs: For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date.

	(12)	Presentation of equity components in subsidiaries

In accordance with Previous GAAP: the equity components of stock options, conversion option component of a convertible debentures and share based arrangements of subsidiaries were presented in the consolidated balance sheet as a quasi-equity item between the liabilities and the shareholders equity

In accordance with IFRSs: such components are presented as part of minority interest.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 –	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) (CONT.)

C.	Material differences between IFRSs and Previous GAAP (cont.)

	(13)	Minority interest

In accordance with Previous GAAP: Minority interest was presented in the balance sheet between the liabilities and shareholders’ equity as a quasi- equity item. The minority share in results of subsidiary was presented as income (expense) within the Group’s consolidated income statements.

In accordance with IFRSs: Minority interest is presented within the shareholders’ equity. The Minority share in result of subsidiaries is not included in the consolidated income statements as income (expense) but rather the total profit (loss) is attributed to the Company and the minority.

	(14)	Dividend declared subsequent to the balance sheet date

In accordance with Previous GAAP: Dividend which is declared subsequent to the balance sheet date but before the financial statements are issued, is to be recorded as a separate line item in shareholders’ equity, named “declared dividend after the balance sheet date”. No liability is recognized.

In accordance with IFRSs: Such dividend is not recorded as a separate line in shareholders’ equity.

	(15)	Statement of cash flows

		a.	Classification of interest

In accordance with Previous GAAP: Interest paid or received was presented within cash flows from operating activities.

In accordance with IFRSs: The group elected to present interest paid within cash flows from financing activities and Interest and dividend received within cash flows from investing activities.

		b.	Effect of exchange rate changes on cash and cash equivalents:

In accordance with Previous GAAP: The statement includes the effect of exchange rate changes on cash balances held in foreign currencies, only in respect of cash and cash equivalents of foreign operations in a separate line of the reconciliation of the change in cash and cash equivalents during the period.

In accordance with IFRSs: The statement includes the effect of exchange rate changes on all cash balances held in foreign currencies as a separate line of the reconciliation of the change in cash and cash equivalents during the period. The effect on the cash flow statements for the year ended December 31, 2006 is an increase of NIS 146.8 million in cash flows from operating activities, increase of NIS 65.5 million in cash flows from investing activities, and decrease of NIS 193.5 million in cash flows from financing activities and decrease of NIS 18.8 million in net effect on cash due to currency exchange rates changes.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29 –	SUBSEQUENT EVENTS

A.

On February 13, 2008 PC announced that it has completed an offering to the public in Israel of unsecured non-convertible Series B Notes (“Series B Notes”) in the aggregate principal amount of NIS 713.5 million($185.5 million) and their listing in the Tel-Aviv Stock Exchange (“TASE”). The Series B Notes carry a coupon of 5.4% and they are linked (principal and interest) to increases in the Israeli Price Index. The offering and listing followed the publication by Plaza of a prospectus dated February 3, 2008 and a complementary notice dated February 11, 2008 (collectively, the “Prospectus”). At the same time, PC has listed for trade on the TASE approximately NIS 305 million ($79.3 million) unsecured non-convertible Series A Notes issued by PC to investors in Israel in a private placement in July 2007 (“Series A Notes”). The Series A Notes carried a coupon of 5%, which was reduced to 4.5% from February 4, 2008 (the day following the publication of the aforementioned prospectus). The Series A Notes and the Series B Notes were rated Aa3 by Midroog Ltd., on a local scale, and the Series A Notes were rated A+/Positive by Standard & Poor’s Maalot Ltd., on a local scale.

In April 2008 PC agreed with Israeli Investors to issue an additional approximately NIS 85 million principal amount of Series B Notes (the “Additional Notes”) for an aggregate consideration of approximately NIS 85 million. The terms of the Additional Notes are identical to the terms of the Series B Notes issued to the public under PC’s prospectus dated February 2008.

B.

On February 13, 2008, the Group has executed a memorandum of agreement(“Memorandum”) with the Government of the State Gujarat, India pursuant to which the Group will establish a modern dairy farm with approximately 10,000 cows and an ultra modern dairy plant that will produce basic and premium dairy products. The farm and plant will be established on land measuring approximately 500 acres, allotted to the Group by the Government of Gujarat for this purpose. The Memorandum is subject to the fulfilment of certain conditions specified therein. This project will be executed in several phases and is planned to become operational within 24 months after commencement of work. It is intended that the planned dairy farm will make use of the advanced technology and expertise developed in Israel, and will also include massive modernized contract-farming activities for the production of the food materials required for the dairy farm.

C.

In January 2008 PC entered into a joint venture partnership with BAS Development (“BAS”), to develop residential and office projects in Romania. BAS is a private company which is active in the Romanian property market. A newly established company (the “JV company”), of which 50.1% will be owned by the PC and the remaining 49.9% by the current shareholders of BAS, will acquire BAS’ ownership in seven existing residential and office development projects. PC has the right to appoint 60% of the directors in the JV company. The seven projects are located in three of Romania’s largest cities: Bucharest, Brasov and Ploiesti.

D.	On June 2, 2008, the Company has distributed a dividend in the amount of NIS 168 million (which represents NIS 6.6 per share).

E.

PC has won a competitive tender and acquired a site for the development of a major new shopping and entertainment center in Kielce, Poland. On completion, the scheme will have a Gross Built Area of 57,000m² with 40,000m² of GLA, and approximately 1,200 car-parking spaces.

F.

In February 2008 PC acquired a site in Honedoara, Romania. The 41,000 sqm site will be developed into a modern, western style shopping and entertainment center, with a built area of 28,000 sqm, and 20,000 sqm of lettable space.

G.

In March 2008 PC acquired a 31,000 sqm site in Targu Mures, Romania, to develop a shopping and entertainment center. The shopping center will have 32,000 sqm of lettable retail space, comprising more than 120 units. The site will also include 2,600 sqm of office space and 1,000 car parking spaces.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29 –	SUBSEQUENT EVENTS (CONT.)

H.

On February 28, 2008 PC entered into a financial transaction with an issuing bank, according to which PC invested an amount of € 37.96 million (NIS 214.8 million) for a period of 15 years in a note which bears interest of 11.5% per annum, payable to the extent that the margin between the 30 years Euro CMS (Constant Maturity Swap) and the 10 years Euro CMS (measured on a daily basis) is higher than the accrual barrier which was set at 0.05%. The principal amount and the interest is payable quarterly commencing May 28, 2008. The financing bank has a call option to redeem the note at par in whole on February 28, 2009 and on each quarter thereafter by giving at least 5 business days prior notice. The principal is 100% protected at Maturity.

In addition, PC has entered into €26.96 million (NIS 152.5 million; $39.7 million) credit facility agreement with the same issuing Bank for the purpose of investing in the aforementioned note. The credit facility bears an interest rate of 3 month Euribor + 0.4% per annum and the principal is payable at maturity of the note, while the interest is paid on the same days as the note’s interest dates. The security for the loan is the note issued to PC.

I.

On February 26, 2008 PC entered into a financial transaction with an issuing bank, according to which PC invested an amount of €13 million(NIS 73.6 million; $19.1 million) in a note which pays a variable interest linked to the 10 year EUR CMS rate subject to a minimum interest of 6.25% per annum and a maximum interest of 12.50% p.a. The principal is 100% protected at maturity. The interest is payable annually, commencing at February 19, 2009 and up to and including February 19, 2018 (maturity date).

In addition, PC has entered into €10 million (NIS 56.6 million; $14.7 million) credit facility agreement with the same issuing bank for the purpose of investing in the aforementioned note. The credit facility bears an annual interest 12 month Euribor + 0.4% per annum and the principal is payable at maturity of the note, while the interest is paid on the same days as the note’s interest dates. The security for the loan is the note issued to the PC.

J.

In March and April 2008, PC entered, consistent with its risk management policies, into four cross currency interest rate swap transactions with an aggregate par value of NIS 713.5 million with several financial institutions. In accordance with the transactions PC will pay six month Euribor plus margin at the range of 3.52% - 3.66% and will receive 5.4% interest linked to the Israeli CPI with the same amortization schedule as the Series B Notes. At each payment date of the annual instalments of the notes PC will receive principal amount in NIS and will pay the principal amount in Euro (subject to the amortization schedule).

Within the framework of the cross currency transactions PC has pledged a security deposits in the amount of € 12.8 million.(NIS 72.4 million)

K.

On May 27, 2008 PC has announced that its associate company (in which Plaza holds a 30% stake- see note 10A B. (6)), has won, via a competitive tender, the first ever major casino license to be awarded in Hungary for its planned entertainment and mixed use Dream Island to be developed in central Budapest. The exclusive casino license has been granted for 20 years from the date of opening of the casino, with a ten year extension option, during which time no further major casino licenses will be granted by the Hungarian government in the area of Budapest.

L.	As for agreement for purchase of plot in Bangalore, India, in March 2008 – see note 12B(3).

M.	On June 12, 2008, PC has paid a cash dividend in the aggregate amount of €57 million (NIS 317.4 million). The Company’s share in such dividend is € 39 million (NIS 220.7 million)

NOTE 29 –	SUBSEQUENT EVENTS (CONT.)

N	On June 30, 2008, the Group entered into a joint venture agreement with Clal Insurance Enterprises Holdings Ltd. (“Clal”) in order to expand its business activities into the field of insurance. Under the agreement, the Group, shall subscribe for 50% of the issued and outstanding share capital of Clal’s wholly owned Dutch subsidiary, C.I.E. Holdings B.V. (“CIE”), in consideration for an investment in CIE’s capital of $17.7 million, which equals Clal’s investments in CIE. CIE currently holds a Romanian insurance company named S.C. Clal Romania Asigurari-Resigurari S.A. (“Clal Romania”). CIE is to engage in the insurance business in Romania through Clal Romania, and subsequently expand these activities into other Eastern European countries as specified in the joint venture agreement. The transaction shall be implemented in two stages. In the first stage of the closing, the Group shall advance to CIE a loan in the amount of approximately $6 million against the issuance of a convertible promissory note and in the second stage of the closing the said promissory note shall be converted into ordinary shares of CIE, and the Group shall pay CIE an additional amount of approximately $11.7 million in consideration for the allotment of the remainder of the shares so as to attain shareholder’s parity. The consummation of the transaction is subject, among others, to obtaining certain mandatory regulatory approvals.

ELBIT IMAGING LTD.

LIST OF MAJOR INVESTEE COMPANIES - DECEMBER 31, 2007

Name of company		Nature of Activity	Rate of ownership and control (direct as well as indirect)		Country of Residence

			%

Elscint Ltd.	(“Elscint”)	Management and investment in companies	100.0		Israel

Bea Hotels N.V.	(“B.H.”)	A holding company in the hotel segment, mainly in Europe	100.0		The Netherlands

Elbit Trade and Retail Ltd.	(“Elbit Trade”)	A distributor and retailer of the retail brand name MANGO - MNG ™ and G-Star	100.0		Israel

Elbit Ultrasound Netherlands B.V.	(“EUN”)	A holding company	100.0		The Netherlands

Plaza Centers NV	(“PC”)	Development and sale of commercial centers in Central and Eastern Europe and in India	68.4		The Netherlands

Insightec Ltd.	(“Insightec)	Development manufacturing and marketing of means of imaging-guided treatment	60.9	(*)	Israel

Elbit India Real Estate Holding Ltd.	(“EIRH”)	Development of real estate project designated mainly for residential and commercial use	100.0	(**)	Cyprus

(*)	Assuming exercise of options which were granted for par value (NIS 0.01) consideration.
(**)	5% of the shares were allotted to the Company’s vice chairman of the Board following the approval of the Company’s shareholders’ meeting in January 2008 - see note 24A(9).

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Plaza Centers N.V (formerly: Plaza Centers (Europe) B.V)

We have audited the accompanying consolidated balance sheet of Plaza Centers N.V and its subsidiaries as of December 31, 2007, and 2006 and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Plaza Centers N.V and its subsidiaries as of December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2007, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG Hungária Kft.

Budapest, Hungary

June 27, 2008

PART III

ITEM 19.	EXHIBITS

Exhibits.

1.1

Memorandum of Association of the Company (incorporated by reference to exhibit of the Registrant’s Annual Report on Form 20-F, File No. 0-28996, filed with the Securities and Exchange Commission on November 22, 1996).

1.2

Amended and restated Articles of Association of the Company and free translation of Certificate regarding change of Company name from Elbit Medical Imaging Ltd. to Elbit Imaging Ltd, dated November 15, 2007.

1.3	Unofficial translation from the Hebrew Language of Certificate of change of name of a company.

4.1

Unofficial translation from the Hebrew Language of Agreement for the provision of consultancy services for the development of real estate projects, signed on May 31, 2006 by and between EI and Control Centers (incorporated by reference to exhibit of the Registrant’s Annual Report on Form 20-F, File No. 000-28996, filed with the Securities and Exchange Commission on November 22, 1996).

4.2

Unofficial translation from the Hebrew Language of summary of a Share sale agreement by ELS Trust Ltd. and Elsicnt Ltd. with Manofim Finances for Israel (Mapal) Ltd., dated June 14, 2007, for the sale of the Arena commercial and entertainment center in Israel (incorporated by reference to exhibit of the Registrant’s Annual Report on Form 20-F, File No. 0-28996, filed with the Securities and Exchange Commission on November 22, 1996).

4.3

A form of Hotel Management Agreement entered into with Park Plaza (incorporated by reference to exhibit of the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005, File No. 0-28996, filed with the Securities and Exchange Commission on June 30, 2006).

4.4

Framework transaction agreement dated of July 29, 2005 by and among Klepierre S.A., Klepierre Sadyba Sp.z.o.o, Klepierre Krakow Sp.z.o.o., Klepierre Poznan Sp.z.o.o., LP7 S.A.S and Segece S.C.S, as buyers and Plaza Centers (Europe) B.V., as vendor (incorporated by reference to exhibit of the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005, File No. 0-28996, filed with the Securities and Exchange Commission on June 30, 2006).

4.5	Agreement by and among Symmetry Arena Ingatlankezelo Kft. And Plaza Centers N.V dated July 10, 2007 and the addendum to that certain transaction agreement dated July 10, 2007.

4.6

Unofficial translation from the Hebrew language of a deed of trust entered into between Plaza Centers N.V. and Reznik Paz Nevo dated January 31, 2008 and Amendment No. 1 to such deed of trust dated February 17, 2008.

4.7

Employees, Directors and Offices Incentive Plan of 2001 (incorporated by reference to exhibit of the Registrant’s Registration Statement on Form S-8, File No. 333-117509, filed with the Securities and Exchange Commission on July 20, 2004).

4.8

Employees, Directors and Offices Incentive Plan of 2006 (incorporated by reference to exhibit of the Registrant’s Registration Statement on Form S-8, File No. 333-136684, filed with the Securities and Exchange Commission on August 16, 2006).

4.9

A form of deed of indemnification and exemption used by the Company from November 1, 2007 (incorporated by reference to exhibit of the Registrant’s Report on Form 6-K, File No. 000-28996, filed with the Securities and Exchange Commission on September 6, 2007).

4.10	Unofficial translation from the Hebrew language of a form of deed of indemnification and exemption used by the Company before November 1, 2007.

4.11	Plaza Centers N.V. Indemnity agreement.

8.1	List of subsidiaries.

11.1

Code of Ethics and Business Conduct for Directors, Officers and Other Employees (incorporated by reference to exhibit of the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005, File No. 0-28996, filed with the Securities and Exchange Commission on June 30, 2006).

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certificate of the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Brightman Almagor & Co.

15.2	Consent of KPMG Hungaria Kft.

SIGNATURES

          The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to hereby sign this annual report on its behalf.

Elbit Imaging Ltd.

By: /s/ Shimon Yitzhaki

Name: Shimon Yitzhaki
Title: President

Date: June 30, 2008