Form 20-F/A
period 2007-12-31
ELBIT IMAGING LTD
filed 2008-11-17
CIK 1027662

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A (Amendment No. 2)

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
NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 25,454,703 ordinary shares, NIS 1.0 par value per share excluding 2,800,000 ordinary shares held by Elbit Imaging Ltd. which do not have any voting and equity rights.

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

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act: YES ☐ NO ☒

EXPLANATORY NOTE

        This Amendment No. 2 on Form 20-F/A (the “Amendment”) to our annual report on Form 20-F for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2008 (as amended on July 2, 2008) (the “Form 20-F”), is being filed solely for the purpose of filing consent letters from professional advisors that we relied upon in the preparation of our consolidated financial statements for the years ended December 31, 2006 and 2007. This Amendment includes, (i) as Exhibit 15.3 to the Form 20-F, a table with a list of all such consent letters, detailing the nature of the professional advice and a reference to the part of our consolidated financial statements for the years ended December 31, 2006 and 2007 to which it relates; and (ii) as Exhibits 15.4 through 15.8 to the Form 20-F, the consent letters themselves.

         Therefore, this Amendment consists of a cover page, this explanatory note, a revised list of exhibits (Item 19 of Part III), a signature page and the new Exhibits.

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

PART III

ITEM 19.	EXHIBITS

1.1	Memorandum of Association of the Company (incorporated by reference to exhibit of the Registrant’s Annual Report on Form 20-F, File No. 0-28996, filed with the Securities and Exchange Commission on November 22, 1996).
1.2*	Amended and restated Articles of Association of the Company and free translation of Certificate regarding change of Company name from Elbit Medical Imaging Ltd. to Elbit Imaging Ltd, dated November 15, 2007.
1.3*	Unofficial translation from the Hebrew Language of Certificate of change of name of a company.
4.1	Unofficial translation from the Hebrew Language of Agreement for the provision of consultancy services for the development of real estate projects, signed on May 31, 2006 by and between EI and Control Centers (incorporated by reference to exhibit of the Registrant’s Annual Report on Form 20-F, File No. 000-28996, filed with the Securities and Exchange Commission on November 22, 1996).
4.2	Unofficial translation from the Hebrew Language of summary of a Share sale agreement by ELS Trust Ltd. and Elsicnt Ltd. with Manofim Finances for Israel (Mapal) Ltd., dated June 14, 2007, for the sale of the Arena commercial and entertainment center in Israel (incorporated by reference to exhibit of the Registrant’s Annual Report on Form 20-F, File No. 0-28996, filed with the Securities and Exchange Commission on November 22, 1996).
4.3	A form of Hotel Management Agreement entered into with Park Plaza (incorporated by reference to exhibit of the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005, File No. 0-28996, filed with the Securities and Exchange Commission on June 30, 2006).
4.4	Framework transaction agreement dated of July 29, 2005 by and among Klepierre S.A., Klepierre Sadyba Sp.z.o.o, Klepierre Krakow Sp.z.o.o., Klepierre Poznan Sp.z.o.o., LP7 S.A.S and Segece S.C.S, as buyers and Plaza Centers (Europe) B.V., as vendor (incorporated by reference to exhibit of the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005, File No. 0-28996, filed with the Securities and Exchange Commission on June 30, 2006).
4.5*	Agreement by and among Symmetry Arena Ingatlankezelo Kft. And Plaza Centers N.V dated July 10, 2007 and the addendum to that certain transaction agreement dated July 10, 2007.
4.6*	Unofficial translation from the Hebrew language of a deed of trust entered into between Plaza Centers N.V. and Reznik Paz Nevo dated January 31, 2008 and Amendment No. 1 to such deed of trust dated February 17, 2008.
4.7	Employees, Directors and Offices Incentive Plan of 2001 (incorporated by reference to exhibit of the Registrant’s Registration Statement on Form S-8, File No. 333-117509, filed with the Securities and Exchange Commission on July 20, 2004).
4.8	Employees, Directors and Offices Incentive Plan of 2006 (incorporated by reference to exhibit of the Registrant’s Registration Statement on Form S-8, File No. 333-136684, filed with the Securities and Exchange Commission on August 16, 2006).
4.9	A form of deed of indemnification and exemption used by the Company from November 1, 2007 (incorporated by reference to exhibit of the Registrant’s Report on Form 6-K, File No. 000-28996, filed with the Securities and Exchange Commission on September 6, 2007).

4.10*	Unofficial translation from the Hebrew language of a form of deed of indemnification and exemption used by the Company before November 1, 2007.
4.11*	Plaza Centers N.V. Indemnity agreement.
8.1*	List of subsidiaries.
11.1	Code of Ethics and Business Conduct for Directors, Officers and Other Employees (incorporated by reference to exhibit of the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005, File No. 0-28996, filed with the Securities and Exchange Commission on June 30, 2006).
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.3***	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.4***	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certificate of the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Brightman Almagor & Co.
15.2**	Consent of KPMG Hungaria Kft.
15.3***	Table of advisors relied upon in the consolidated financial statements for the years ended December 31, 2006 and December 31, 2007
15.4***	Consent of King Sturge International Property Consultants
15.5***	Consent of Financial Immunities Ltd.
15.6***	Consent of Financial Immunities Ltd.
15.7***	Consent of BDO Ziv Haft Consulting and Management Ltd.
15.8***	Consent of BDO Ziv Haft Consulting and Management Ltd.
15.9***	Consent of BDO Ziv Haft Consulting and Management Ltd.

*	Previously filed with the original Form 20-F, filed with the Commission on June 30, 2008.
**	Previously filed with Amendment no. 1 to our Form 20-F, filed with the Commission on Form 20-F/A on July 2, 2008.
***	Filed herewith.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized this Amendment No. 2 to be signed on its behalf by the undersigned.

Elbit Imaging Ltd. By: /s/ Shimon Yitzhaki —————————————— Shimon Yitzhaki President

Date: November 17, 2008