Form 20-F
period 2008-12-31
ELBIT IMAGING LTD
filed 2009-06-26
CIK 1027662

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

N/A
(Translation of registrant’s name into English)

ISRAEL
(Jurisdiction of incorporation or organization)

2 WEITZMAN STREET, TEL AVIV 64239, ISRAEL
(Address of principal executive offices)

SHIMON YITZHAKI
Tel: +972-3-608-6000
Fax: +972-3-608-6050
2 WEITZMAN STREET, TEL AVIV 64239, ISRAEL
(Name, Telephone, E-Mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
ORDINARY SHARES, PAR VALUE NIS 1.00 PER SHARE	NASDAQ GLOBAL SELECT MARKET

Securities registered or to be registered pursuant to Section 12(g) of the Act:
NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 25,454,703 ordinary shares, par value NIS 1.00 per share, excluding 2,800,000 treasury shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES ☐ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 in the Exchange Act. (Check one):

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17     ☐ Item 18

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act:

YES ☐ NO ☒

FORWARD-LOOKING STATEMENTS

        THIS ANNUAL REPORT ON FORM 20-F CONTAINS “FORWARD-LOOKING STATEMENTS,” WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE “EXCHANGE ACT”). FORWARD-LOOKING STATEMENTS INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF THE COMPANY AND ITS MANAGEMENT ABOUT THE COMPANY’S BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS, AND ITS RELATIONSHIP WITH ITS EMPLOYEES AND THE CONDITION OF ITS PROPERTIES. WORDS SUCH AS “BELIEVE,” “EXPECT,” “INTEND,” “ESTIMATE” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS BUT ARE NOT THE EXCLUSIVE MEANS OF IDENTIFYING SUCH STATEMENTS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED, EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS INCLUDING, WITHOUT LIMITATION, THE FACTORS SET FORTH BELOW UNDER THE CAPTION “RISK FACTORS.” ANY FORWARD-LOOKING STATEMENTS CONTAINED IN THIS ANNUAL REPORT SPEAK ONLY AS OF THE DATE HEREOF, AND WE CAUTION EXISTING AND PROSPECTIVE INVESTORS NOT TO PLACE UNDUE RELIANCE ON SUCH STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS DO NOT PURPORT TO BE PREDICTIONS OF FUTURE EVENTS OR CIRCUMSTANCES, AND THEREFORE, THERE CAN BE NO ASSURANCE THAT ANY FORWARD-LOOKING STATEMENT CONTAINED HEREIN WILL PROVE TO BE ACCURATE. WE UNDERTAKE NO OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS. ALL SUBSEQUENT WRITTEN OR ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO US OR PERSONS ACTING ON OUR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS SET FORTH IN “RISK FACTORS” BELOW.

CURRENCY TRANSLATION

        For the reader’s convenience, financial information for 2008 has been translated from various foreign currencies to the U.S. dollar (“$” or U.S. dollar), as of December 31, 2008, in accordance with the following exchange rates:

Currency	$1.00 as of December 31, 2008

1 NIS	0.263
1 Euro	1.3933
1 GBP	1.4592
1 HUF	0.0053
1 CZK	0.0532
1 LEI (RON)	0.00003534
1 PLN	0.3403
1 INR	0.02032
1 Crore (10 million INR)	203,200

        The U.S. dollar amounts reflected in these convenience translations should not be construed as representing amounts that actually can be received or paid in U.S. dollars or convertible into U.S. dollars (unless otherwise indicated), nor do such convenience translations mean that the foreign currency amounts (i) actually represent the corresponding U.S. dollar amounts stated, or (ii) could be converted into U.S. dollars at the assumed rate. The Federal Reserve Bank of New York does not certify for customs purposes a buying rate for cable transfers in New Israeli Shekel (“NIS”). Therefore all information about exchange rates is based on the Bank of Israel rates.

EXCHANGE RATES

        The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 3.958 to the U.S. dollar on May 31, 2009. The exchange rate has fluctuated during the six months period beginning December 2008 through May 2009 from a high of NIS 4.256 to the U.S. dollar to a low of NIS 3.677 to the U.S. dollar. The monthly high and low exchange rates between the NIS and the U.S. dollar during the six months period beginning December 2008 through May 2009, as published by the Bank of Israel, were as follows:

MONTH	HIGH	LOW
	1 U.S. dollar = NIS	1 U.S. dollar = NIS

December 2008	3.99	3.677
January 2009	4.065	3.783
February 2009	4.191	4.012
March 2009	4.245	4.024
April 2009	4.256	4.125
May 2009	4.169	3.958

        The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years was as follows:

PERIOD	EXCHANGE RATE

January 1, 2004 - December 31, 2004	4.483 NIS/$1
January 1, 2005 - December 31, 2005	4.488 NIS/$1
January 1, 2006 - December 31, 2006	4.442 NIS/$1
January 1, 2007 - December 31, 2007	4.0847 NIS/$1
January 1, 2008 - December 31, 2008	3.586 NIS/$1

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

        The following selected consolidated financial data of Elbit Imaging Ltd. and its subsidiaries (together, “EI,” “Elbit,” the “Company,” “our,” “we” or “us”) are derived from our 2008 consolidated financial statements and are set forth below in table format. Our 2008 consolidated financial statements and notes included elsewhere in this report were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We initially adopted IFRS in our financial statements for the year ended December 31, 2007. Our previous financial statements were prepared in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”).

        The consolidated financial statements were audited by Brightman Almagor & Co., a firm of certified public accountants in Israel and a member of Deloitte Touche Tohmatsu, except for certain subsidiaries and an associate which were audited by other auditors. Our selected consolidated financial data are presented in NIS. A convenience translation to U.S. dollars is presented for 2008 only.

        The selected financial data for the years ended December 31, 2008, 2007 and 2006 which are presented in the table below derived from our consolidated financial statements prepared in accordance with IFRS and do not include consolidated financial data in accordance with U.S. GAAP. The selected financial data for the years ended December 31, 2005 and 2004 presented in Table II below are derived from our consolidated financial statements prepared in accordance with Israeli GAAP and include consolidated financial data in accordance with U.S. GAAP.

CONSOLIDATED STATEMENTS OF OPERATIONS IN ACCORDANCE WITH IFRS

(in thousands, except share and per share amounts)

	FOR THE YEAR ENDED DECEMBER 31
	2008	2008	2007	2006
	Convenience Translation
	$'000	NIS' 000

Revenues and gains
Commercial centers	137,865	524,163	2,917,616	397,202
Hotels operations and management	101,057	384,220	395,227	351,610
Gains from sale of real estate assets	-	-	62,621	81,794
Sale of medical systems	10,015	38,076	49,648	85,824
Decrease in shareholding of subsidiaries	12,920	49,122	5,310	667,014
Sale of fashion retail	27,022	102,736	68,139	58,035

	288,879	1,098,317	3,498,561	1,641,479

Expenses and losses
Commercial centers	113,825	432,760	1,714,253	395,814
Hotels operations and management	93,332	354,850	330,063	308,623
Cost and expenses of medical systems operation	14,590	55,469	69,953	71,746
Cost of fashion merchandise	31,047	118,040	80,308	67,834
Research and development expenses	18,085	68,759	69,559	73,538
General and administrative expenses	14,451	54,944	116,992	66,983
Share in losses (profits) of associates, net	3,407	12,952	12,667	(736)
Financial expenses	77,992	296,527	232,566	132,310
Financial income	(35,581)	(135,278)	(73,293)	(19,219)
Change in fair value of financial
instruments measured at fair value through
profit and loss	(59,244)	(225,244)	(18,347)	5,495
Other expenses, net	18,095	68,797	38,233	77,048

	289,999	1,102,576	2,572,954	1,179,436

PROFIT BEFORE INCOME TAXES	(1,120)	(4,259)	925,607	462,043
Income taxes (tax benefits)	6,506	24,736	16,288	(1,787)

PROFIT FROM CONTINUING OPERATIONS	(7,626)	(28,995)	909,319	463,830
Profit from discontinued operation, net	1,297	4,934	10,289	35,665

PROFIT (LOSS) FOR THE YEAR	(6,329)	(24,061)	919,608	499,495

Attributable to:
Equity holders of the Company	(27,279)	(103,714)	539,749	510,803
Minority interest	20,950	79,653	379,859	(11,308)

	(6,329)	(24,061)	919,608	499,495

Earnings per share - (in NIS)
Basic earnings per share:
From continuing operations	(1.12)	(4.27)	20.80	18.83
From discontinued operations	0.05	0.19	0.40	1.41

	(1.07)	(4.08)	21.20	20.24

Diluted earning per share:
From continuing operations	(1.13)	(4.30)	20.18	18.83
From discontinued operations	0.05	0.19	0.40	1.41

	(1.08)	(4.11)	20.58	20.24

Dividend declared per share	1.74	6.6	6.30	0

SELECTED BALANCE SHEET DATA IN ACCORDANCE WITH IFRS

	DECEMBER 31
	2008	2008	2007	2006
	Convenience Translation	(In Thousand NIS)
	$'000

Current Assets	1,578,037	5,999,693	5,808,346	3,671,977
Non Current Assets	708,053	2,692,019	2,639,302	2,613,648

Total	2,286,090	8,691,712	8,447,648	6,285,625

Current Liabilities	479,120	1,821,615	935,311	1,101,684
Non Current Liabilities	1,165,785	4,432,314	4,283,335	2,889,710
Shareholders' equity Attributable to:
Equity holders of the company	361,305	1,373,692	2,035,438	1,644,716
Minority interest	279,880	1,064,091	1,193,564	649,515

Total	2,286,090	8,691,712	8,447,648	6,285,625

TABLE II

CONSOLIDATED STATEMENTS OF OPERATIONS IN ACCORDANCE WITH ISRAELI GAAP

(in thousands, except share and per share amounts)

	FOR THE YEAR ENDED DECEMBER 31
	2005		2004
	(In thousand NIS)

REVENUES

Sale of real estate assets and investments, net	281,661		131,921
Commercial centers operations	142,957		311,893
Hotels operations and management	270,057		218,365
Sale of medical systems	75,713		44,049
Realization of investments	1,958		28,793
Other operational income	44,409		13,238
	816,755		748,259

COSTS OF EXPENSES

Commercial centers operations	157,640		271,392
Hotels operations and management	259,293		207,152
Cost and expenses of medical systems operation	50,374	(*)	26,039
Other operational expenses	46,793		3,655
Research and development expenses, net	59,796	(*)	38,158
General and administrative expenses	36,939		43,627
Share in losses of associated companies, net	12,028		15,968
Financial expenses, net	122,321		53,569
Other expenses, net	57,106		63,806
	802,290		723,366

PROFIT (LOSS) BEFORE INCOME TAXES	14,465		24,893
Income taxes (tax benefits)	7,798		15,804
PROFIT (LOSS) AFTER INCOME TAXES	6,667		9,089
Minority-interest in results of subsidiaries, net	73,795	(*)	27,448
PROFIT (LOSS) FROM CONTINUING OPERATIONS	80,462		36,537
Profit from discontinued operations, net	5,917		6,810
Cumulative effect of accounting change at the
beginning of the year	(622)		-
NET INCOME (LOSS)	85,757		43,347

EARNINGS (LOSS) PER SHARE

From continuing operations	3.70		1.56
From discontinued operations	0.27		0.29
Cumulative effect of accounting change at the
beginning of the year	(0.03)		-
Basic earnings (loss) per share	3.94		1.85

Dividend declared per share	12.39		-

(*)	We declared distribution of dividends twice during 2005.

INCOME STATEMENT DATA IN ACCORDANCE WITH U.S. GAAP

	YEAR ENDED DECEMBER 31,
	2005	2004
	(In thousand NIS)

NET INCOME (LOSS) AND COMPREHENSIVE INCOME:

Net income (loss) according to U.S. GAAP	100,344	(92,447)
Total comprehensive income (loss) according to U.S. GAAP	123,429	(149,916)
Basic earning (loss) per ordinary share as per U.S. GAAP (NIS)	3.98	(3.67)
Diluted earning (loss) per ordinary share as per U.S. GAAP (NIS)	4.53	(4.02)
Weighted average of number of shares and share
equivalents under U.S. GAAP (thousands)	21,743	23,463

SELECTED BALANCE SHEET DATA IN ACCORDANCE WITH ISRAELI GAAP AND U.S. GAAP

	DECEMBER 31
	2005	2004
	(In Thousand NIS)

Current Assets	1,448,733	736,339
Long-term investments and receivables	118,937	185,393
Hotels, commercial centers and other fixed assets	2,175,364	3,527,988
Other assets and deferred expenses	30,476	55,859
Assets related to discontinued operations	12,607	14,700
Total	3,786,117	4,520,279
Current Liabilities	887,415	794,741
Long-term liabilities	1,707,254	2,418,897
Liabilities related to discontinued operations	62,430	71,986
Convertible debentures	62,159	-
Minority interest	11,449	430,687
Options Issued by Subsidiaries	1,186
Shareholders' equity	1,054,224	803,968
Total	3,786,117	4,520,279

Total assets according to U.S. GAAP	3,846,427	4,676,008
Total liabilities according to U.S. GAAP	2,801,532	3,905,673
Total shareholders equity according to U.S. GAAP	1,044,894	770,335

B.	CAPITALIZATION AND INDEBTEDNESS

        Not Applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not Applicable.

D.	RISK FACTORS

        The following is a list of the material risk factors that may affect our business and our results of operations. We cannot predict nor can we assess the impact, if any, of such risk factors on our business or the extent to which any factor, or a combination of factors, may cause actual results to differ materially from those projected in any forward-looking statement. Furthermore, we cannot assess the occurrence, probability or likelihood of any such risk factor, or a combination of factors, to materialize.

RISKS RELATING TO THE SHOPPING AND ENTERTAINMENT CENTERS BUSINESS

Suitable locations are critical to the success of a shopping and entertainment center.

        The choice of suitable locations for the development of shopping and entertainment center projects is an important factor in the success of the individual projects. Ideally, these sites should be located: (i) within, or near, the city center, with well-developed transportation infrastructure (road and rail) located in close proximity to facilitate customer access; and (ii) in areas with sufficient population to support the centers. If we are not able to find sites in the target cities which meet these criteria or which meet our price range, this may materially adversely affect our business and results of operation.

Zoning restriction and local opposition can delay or prevent construction of a center.

        Sites which meet our criteria must be zoned for commercial activities of the type common in shopping and entertainment centers and other developments. Where the existing zoning is not suitable or has yet to be determined, we apply for the required zoning classifications. This procedure may be protracted, particularly in countries where the bureaucracy is cumbersome and inefficient, and we cannot be certain that the process of obtaining proper zoning will be completed with sufficient speed to enable the centers to open ahead of the competition or at all.

        Opposition by local residents to zoning and/or building permit applications may also cause considerable delays. In addition, arbitrary changes to applicable zoning may jeopardize projects that have already commenced. Therefore, if we cannot receive zoning approvals or if the procedures for the receipt of such zoning approvals are delayed, our costs will increase, which will have an adverse effect on our business.

        Building permits may contain conditions that we must satisfy in order to develop a shopping and entertainment center. Such conditions may require us to contribute to local infrastructure or alter a planned development to include additional landscaping or planted areas. If we are obligated to maintain certain areas of the project site as “green areas” this may reduce leasable areas, which in turn may reduce potential rental revenues while increasing development costs.

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

        An important element in the success of the construction process of our shopping and entertainment center projects is the short construction time (generally 8 to 18 months from the receipt of building permits, depending on the size of the project), and our ability to open centers ahead of our competitors, particularly in cities which do not have shopping and entertainment centers of the type constructed by us.

        This makes us subject to a number of risks relating to these activities, including:

—	delays in obtaining zoning and other approvals;

—	the unavailability of materials and labor;

—	the abilities of subcontractors to complete work competently and on schedule;

—	the surface and subsurface condition of the land underlying the project;

—	environmental uncertainties;

—	extraordinary circumstances or "acts of god"; and

—	ordinary risks of construction that may hinder or delay the successful completion of a particular project.

        In addition, under our development contracts with local municipalities, we have deadlines for several of our projects (subject to limited exceptions). If construction of a project does not proceed in accordance with our schedule, we may in some instances be required to pay penalties to the vendor (usually local municipalities) based on the extent of the delay and in rare cases to forfeit rights in the land. The failure to complete a particular project on schedule or on budget may have a material adverse effect on our business, prospects and results of operations or financial condition.

We are dependent on attracting third parties to enter into lease agreements, and in particular on anchor tenants.

        We are dependent on our ability to enter into new leases on favorable terms with third parties, including anchor tenants (such as the operators of cinemas, supermarkets, department stores and electrical appliances stores) in order to receive a profitable price for each shopping and entertainment center or other development. Anchor stores in shopping and entertainment centers play an important part in generating customer traffic and making a center a desirable location for other tenants. We may find it more difficult to engage tenants to enter into leases during periods when market rents are increasing, or when general consumer activity is decreasing, or if there is competition for tenants from competing centers. The global economic recession, pressures that affect consumer confidence, job growth, energy costs and income gains can affect retail sales growth, and a continuing soft economic cycle may impact our ability to find tenants for our shopping and entertainment centers. Failure to attract tenants, the termination of a tenant’s lease, or the bankruptcy or economic decline of a tenant may adversely affect the price obtainable for the shopping and entertainment center and adversely affect our financial condition and results of operations. The failure of tenants to abide by the terms of their agreements may cause delays or result in a temporary or long term decline in rental income, the effects of which we may not be able to offset due to difficulties in finding a suitable replacement anchor tenant. Furthermore, the tenants or operators of units comprising part of a development may be unable to obtain the necessary governmental permits or licenses which are necessary for the operation of their respective businesses (for example, the inability of the operator of the proposed casino to be constructed as part of the Dream Island development to maintain a gaming license due to its failure to qualify or comply with the applicant legal requirements). Where such operations are delayed or not permitted due to lack of necessary permits, a negative impact on the attractiveness of the project and on revenues may result.

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

        The shopping and entertainment centers business in Central and Eastern Europe (“CEE”) is rapidly becoming more competitive with a number of developers becoming active in our target areas. The shopping and entertainment centers concept we promote is gaining increasing popularity due to its potentially high yields. Developers compete not only for patrons, but also for desirable properties, financing, raw materials, qualified contractors, experienced system consultants, expert marketing agents and skilled labor. The public bidding process (the process through which we often acquire new properties) is subject to intense competition and some of our competitors have longer operating histories and greater resources than us, all of which may limit our ability to obtain such projects. There can be no assurance that we will be successful in winning projects that we bid for or which are awarded pursuant to fixed price tenders or that we will otherwise continue to be successful in competing in Central and Eastern Europe.

        If we find and acquire a location that is suitable for the development of a shopping and entertainment center, the suitability of that location may be adversely affected by external factors such as a competing shopping center opening within the same area. In the event that the suitability of a location is adversely affected, the development of our shopping and entertainment center may be delayed or abandoned. In such circumstances, there is no guarantee that we will be able to use the site for an alternative development or be able to sell the site.

We may be required to make payments to occupational tenants who enjoy enhanced occupational rights in order to vacate the premises which may result in budget overruns.

        We may acquire development sites or existing shopping and entertainment centers that have existing tenants. In so doing, we may acquire lease liabilities and obligations in connection with such acquisitions. As a consequence, our earnings may be adversely affected to the extent that we are obliged to give continued occupation to tenants with lease payments below market rates for the refurbished or redeveloped center. In addition, we may incur costs in obtaining vacant possession of a site where there are existing tenants who have protected occupation rights. We may be required to make additional ex gratia payments to such tenants in order to obtain vacant possession before the contractual expiration of such occupational tenants’ lease terms. Such payments may result in budget overruns for the project. We may also be obliged to relocate existing tenants, which could delay the development of the site and add to the cost of development.

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

Some of our shopping and entertainment centers are co-owned and control of such investments are shared with third parties.

        Some of our projects are held through joint venture arrangements with third parties with whom we share ownership and control of such assets. As a result, these arrangements entail risks that do not affect projects in which we own a controlling interest, including the possibility that: (i) our joint venture partner might, at any time, have economic or other business interests that are inconsistent with ours; (ii) our joint venture partner may be in a position to take action contrary to our instructions or requests, or contrary to our policies or objectives, or frustrate the execution of acts which we believe to be in the interests of any particular project; (iii) our joint venture partner may have different objectives than us, including with respect to the appropriate timing and pricing of any sale or refinancing of a development and whether to enter into agreements with potential contractors, tenants or purchasers; (iv) our joint venture partner might become bankrupt or insolvent; and (v) we may be required to provide financing to make up any shortfall due to our joint venture partner failing to provide such equity finance or to furnish collaterals to the financing banks.

        Disputes or disagreements with any of our joint venture partners could result in significant delays and increased costs associated with the development of our properties. Even when we have a controlling interest, certain major decisions (such as whether to sell, refinance or enter into a lease or contractor agreement and the terms on which to do so) may require approval from a joint venture partner or other third party. If we are unable to reach or maintain agreement with a joint venture partner or other third party on matters relating to the business operations, our financial condition and results of operations may be materially adversely affected.

RISKS RELATING TO THE HOTEL BUSINESS

The hotel industry may be affected by economic conditions, oversupply, travel patterns, weather and other conditions beyond our control which may adversely affect our business and results of operations.

        The hotel industry may be adversely affected by changes in national or local economic conditions and other local market conditions, especially in the current climate of economic crisis. Our hotels generally, and in particular, in London, Amsterdam and Bucharest, may be subject to the risk of oversupply of hotel rooms. Other general risks that may affect our hotel business are changes in travel patterns, extreme weather conditions, changes in governmental regulations which influence or determine wages, workers’ union activities, increases in land acquisition prices or construction costs, changes in interest rates, the availability of financing for operating or capital needs, and changes in real estate tax rates and other current operating expenses. Unforeseen events, such as terrorist attacks, outbreaks of epidemics and health concerns (such as SARS, avian flu and swine flu) and the economic recession had, and may continue to have, an adverse effect on local and international travel patterns and, as a result, on occupancy rates and prices in our hotels. Downturns or prolonged adverse conditions in the real estate or capital markets or in national or local economies and difficulties in securing financing for the development of hotels could have a material adverse effect on our business, results of operations, ability to develop new projects and the attainment of our strategic goals.

Competition in the hotels industry could have an adverse effect on our business and results of operations.

        The hotel business is highly competitive. This is particularly the case in those areas where there is an oversupply of rooms, such as in London, Amsterdam and Bucharest. Competitive factors within the industry include: (i) convenience of location and accessibility to business centers; (ii) room rates; (iii) quality of accommodations; (iv) brand name recognition; (v) quality and nature of service and guest facilities provided; (vi) reputation; (vii) convenience and ease of reservation systems; and (viii) the supply and availability of alternative lodging.

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

        Part of our strategy is to develop new hotels and to acquire and redevelop old or under-performing hotels. Acquiring, developing and renovating hotels involve substantial risks, including: (i) costs exceeding budget or amounts agreed upon with contractors, because of various factors, such as delays in completion of construction; (ii) competition for acquisition of suitable development sites from competitors, who may have greater financial resources; (iii) the failure to obtain zoning and construction permits; (iv) unavailability of financing on favorable terms, if at all; (v) the failure of hotels to earn profits sufficient to service debt incurred in construction or renovation, or at all; (vi) the failure to comply with labor and workers’ union legal requirements; (vii) relationships with and quality and timely performance by contractors; and (viii) compliance with changes in governmental rules, regulations, planning and interpretations.

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

        The majority of operational hotels in which we own interests are held by us in partnership with other entities, including in particular, Park Plaza Hotels Limited (“Park Plaza”), a public company whose shares are listed for trade on the Alternative Investment Market of the London Stock Exchange (“AIM”). Park Plaza is engaged in ownership, co-ownership, lease, franchising and management of full service four star deluxe hotels and trendy boutique hotels in major gateway cities and regional centers in Europe, the Middle-East and North Africa. (For additional information regarding our partnership with Park Plaza, see “Item 4.B. Business Overview – Hotels” below). We may in the future enter into joint ventures or other collaborative arrangements with Park Plaza or with other third parties. Our investments in these joint ventures, including in particular our numerous partnerships with Park Plaza, may, under certain circumstances, be subject to (i) the risk that one of our partners may become bankrupt or insolvent, which may cause us to be unable to fulfill our financial obligations, may trigger a default under our bank financing agreements or, in the event of a liquidation, may prevent us from managing or administering our business or entail a compulsory sale of the hotel at less favorable terms; (ii) the risk that one of our partners may have economic or other interests or goals that are inconsistent with our interests and goals, and that such partner may be in a position to veto actions which may be in our best interests; and (iii) the possibility that disputes may arise regarding the continued operational requirements of our hotels that are jointly owned, all of which may materially adversely affect our financial condition and results of operations.

We rely on management agreements with Park Plaza which may not provide the intended benefits, and may be terminated. Significant decline in the reputation of Park Plaza or in the performance of our hotels could adversely affect our results of operation.

        Five of the hotels in which we have an interest are either directly or indirectly operated under long-term management agreements with Park Plaza. Park Plaza is the franchisee for certain territories under territorial license and franchise agreements with Carlson, a leading travel and hospitality company which entitles Park Plaza to use the “Park Plaza” trademark. Any significant decline in the reputation of Park Plaza or in its ability to ensure the performance of our hotels at anticipated levels could adversely affect our results of operations. If for any reason Park Plaza loses its principal franchise, we will automatically lose our ability to use the Park Plaza trademark and other benefits, and suffer in the areas of brand name recognition, marketing, and centralized reservations systems provided by Park Plaza, which, in turn, could materially affect our operations. If our agreement with Park Plaza is terminated, we cannot be certain that we would be able to obtain alternative management services of the same standard on similar or better terms.

Our agreements with Park Plaza and the Rezidor Hotel Group impose obligations on us that may force us to incur significant costs.

        Our agreements with Park Plaza and the Rezidor Hotel Group, the management companies of the majority of our operating hotels, contain specific standards for, and restrictions and limitations on, hotel operation and maintenance. These standards, restrictions and limitations may conflict with our priorities, and impose capital demands upon us. In addition, Park Plaza and the Rezidor Hotel Group may alter their standards or hinder our ability to improve or modify our hotels. We may be forced to incur significant costs or make capital improvements in order to comply with requirements of Park Plaza or the Rezidor Hotel Group and, if our relationship with either of these parties is terminated, to change the franchise affiliation of our affected hotels.

The value of our investment in our hotel properties is subject to various risks related to ownership and operation of real property.

        Our investment in hotel properties is subject to varying degrees of risk related to the ownership and operation of real property. The intrinsic value of our hotels and income from the hotels may be materially adversely affected by:

—	changes in global and national economic conditions, including global or national recession, such as the current economic crisis;

—	a general or local slowdown in the real property market which may make it difficult to sell a property, such as the current global slowdown;

—	political events that may have a material adverse effect on the hotel industry;

—	competition from other lodging facilities, and oversupply of hotel rooms in a specific location;

—	material changes in operating expenses, including as a result of changes in real property tax systems or rates;

—	changes in the availability, cost and terms of financing;

—	the effect of present or future environmental laws;

—	our ongoing need for capital improvements and refurbishments; and

—	material changes in governmental rules and policies.

Our ownership rights in and to our hotel complex in Bucharest, Romania, have been challenged. If such challenges succeed, our results of operations and financial position will be materially adversely affected.

        Since we acquired a controlling interest in our hotel complex in Bucharest, Romania (which includes the Radisson SAS Bucharest Hotel and the Centerville Apartment Hotel) in 2000, we have encountered a number of attempts to challenge both the validity of the acquisition of the complex and our control over the company owning the rights to the hotel. If any such challenge succeeds, our results of operation and financial position will be materially adversely affected.

RISKS RELATING TO RESIDENTIAL PROJECTS

The homebuilding industry continues to be cyclical and affected by changes in general economic, real estate or other business conditions that could adversely affect our business or financial results.

        The homebuilding industry has been cyclical historically and continues to be significantly affected by changes in industry conditions, as well as in general and local economic conditions, such as:

—	employment levels;

—	availability of financing for homebuyers;

—	interest rates;

—	consumer confidence;

—	levels of new and existing homes for sale;

—	demographic trends; and

—	housing demand.

        These may occur on a global scale, like the current downturn, or may affect some of the regions or markets in which we operate more than others. When adverse conditions affect any of our larger markets, they could have a proportionately greater impact on us than on some other homebuilding companies. Our operations where we have significant inventory will more adversely affect our financial results than our other markets. An oversupply of alternatives to new homes, including foreclosed homes, homes held for sale by investors and speculators, other existing homes and rental properties, can also reduce our ability to sell new homes and depress new home prices and reduce our margins on the sales of new homes.

        As a result of the foregoing matters, potential customers may be less able or willing to buy our homes, or we may need longer or incur more costs to build them. Because of current market conditions, we may not be able to recapture any increased costs by raising prices and our ability to do so may also be limited by market conditions or because we fix our prices in advance of delivery by signing home sales contracts. We may be unable to change the mix of our home offerings or the affordability of our homes to maintain our margins or satisfactorily address changing market conditions in other ways. In addition, cancellations of home sales contracts in backlog may increase as homebuyers cancel or do not honor their contracts.

If our home buyers or our home buyers’ buyers are not able to obtain suitable financing, our results of operations may further decline.

        Our results of operations depend on the ability of our potential home buyers to obtain mortgages for the purchase of our homes. The uncertainties created by recent events in the mortgage markets and their impact on the overall mortgage market, including the tightening of credit standards, could adversely affect the ability of our customers to obtain financing for a home purchase, thus preventing our potential home buyers from purchasing our homes. Moreover, increases in the cost of home mortgage financing could prevent our potential home buyers from purchasing our homes. In addition, where our potential home buyers must sell their existing homes in order to buy a home from us, increases in mortgage costs and/or lack of availability of mortgages could prevent the buyers of our potential home buyers’ existing homes from obtaining the mortgages they need to complete the purchase, which would result in our potential customers’ inability to buy a home from us. Similar risks apply to those buyers who are in our backlog of homes to be delivered. If our home buyers, potential buyers or buyers of our home buyers’ current homes cannot obtain suitable financing, our sales and results of operations would be adversely affected.

We may have excess land Inventory if we are not successful in completing housing projects and selling homes profitably.

        Inventory risks are substantial for our homebuilding business. The risks inherent in controlling or purchasing and developing land increase as consumer demand for housing decreases. Thus, we may have acquired options on or bought and developed land at a cost we will not be able to recover fully or on which we cannot build and sell homes profitably. Our deposits for building lots controlled under option or similar contracts may be put at risk. The value of undeveloped land, building lots and housing inventories can also fluctuate significantly as a result of changing market conditions. In addition, inventory carrying costs can be significant and can result in reduced margins or losses in a poorly performing project or market. In the present weak market conditions, we may have to sell homes and land for lower margins or at a loss and we may record significant inventory impairment charges.

        Our goals for years of supply for ownership and control of land and building lots are based on management’s expectations for future volume growth. In light of the weaker market conditions currently prevailing, we might have to significantly slow our purchases of land and lots and make substantial land and lot sales as part of our strategy to reduce our inventory to better match our reduced rate of production. Because future market conditions are uncertain, we cannot provide assurance that these measures would be successful in managing our future inventory risks.

We may not be able to achieve ample supply levels in order to meet schedules for housing projects.

        The homebuilding industry has from time to time experienced significant difficulties that can affect the cost or timing of construction, including:

—	difficulty in acquiring land suitable for residential building at affordable prices in locations where our potential customers want to live;

—	shortages of qualified trades people;

—	reliance on local subcontractors, who may be inadequately capitalized;

—	shortages of materials; and

—	volatile increases in the cost of materials, particularly increases in the price of lumber, drywall and cement, which are significant components of home construction costs.

        The failure to complete a particular project on schedule or on budget may have a material adverse effect on our business, prospects and results of operations or financial condition.

RISKS RELATING TO THE SHOPPING AND ENTERTAINMENT CENTERS BUSINESS, TO THE HOTEL BUSINESS AND TO THE RESIDENTIAL PROJECTS BUSINESS

The failure to comply with government regulation may adversely affect our business and results of operations.

        The shopping and entertainment centers business, the hotel business and the residential projects business, are subject to numerous national and local government regulations, including those relating to acquisition of real-estate properties, building and zoning requirements and fire safety control. In addition, we are subject to laws governing our relationships with employees, including minimum wage requirements, overtime, working conditions, and work permit requirements, and in some localities to collective labor agreements. A determination that we are not in compliance with these regulations could result in the imposition of fines, an award of damages to private litigants and significant expenses in bringing our shopping and entertainment centers and hotels into compliance with such regulations. In addition, our ability to dismiss unneeded staff may be hampered by local labor laws and courts which traditionally favor employees in disputes with former employers, particularly in countries with strong socialist histories such as those in Eastern Europe.

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

Mixed-use projects combine versatile factors affecting individual components, failure of any of which may affect other components and may be detrimental to the mixed-use project.

        Our shopping and entertainment centers business and the residential projects, include the construction of mixed-use projects. Materialization of a risk specific to an individual component may affect other components of such mixed-use project and thereby the project as a whole.

The fair value of our real-estate assets may be harmed by certain factors, which may entail impairment losses not previously recorded which, in turn, will affect our financial results.

        Certain circumstances may affect the fair value of our real estate assets (operating or under construction), including, among other things, (i) the absence of or modifications to permits or approvals required for the construction and/or operation of any real-estate asset; (ii) in shopping and entertainment centers – where a significant part of the rental areas is subject to long-term leases with a small group of retailers which is distinguished (from other lessees), we may be exposed to a risk of rental fees rates being significantly lower than originally anticipated. A material long term decline in the business operations of such retailers may therefore have an adverse effect on the real estate assets recoverable amount and their final sale prices; (iii) delays in completion of works, beyond the anticipated target, may adversely affect our results of operations; (iv) lawsuits that are pending, whether or not we are a party thereto, may have a significant impact on our real estate assets and/or on certain of our shareholding rights in the companies owning such assets. In addition, certain laws and regulations, applicable to our business in certain countries where the legislation process undergoes constant changes, may be subject to frequent and substantially different interpretations; agreements which may be interpreted by governmental authorities so as to shorten the term of use of real estate, and which may be accompanied with a demolition order with or without compensation, may significantly affect the value of such real estate asset. The fair value of our real estate assets may be significantly decreased, thereby resulting in impairment losses not previously recorded in our financial results.

        Since market conditions and other parameters (such as macroeconomic environment trends, and others), which affect the fair value of our real estate and investments, vary from time to time, the fair value may not be adequate on a date other than the date the measurement was executed (immediately prior to the balance sheet date). In the event the projected forecasts regarding the future cash flows generated by those assets are not met, we may have to record an additional impairment loss not previously recorded.

Environmental discoveries may have a significant impact on the budget, schedule, viability and marketability of a shopping and entertainment center.

        We may encounter unforeseen construction delays due to factors beyond our control such as delays caused by previously unknown soil contamination or the discovery of archeological findings which may have a significant impact on development budget and schedules and which may, in turn, have a detrimental effect on the viability or marketability of the development. We may be liable for the costs of removal, investigation or remedy of hazardous or toxic substances located on or in a site owned or leased by us, regardless of whether we were responsible for the presence of such hazardous or toxic substances. The costs of any required removal, investigation or remedy of such substances may be substantial and/or may result in significant budget overruns and critical delays in construction schedules. The presence of such substances, or the failure to remedy such substances properly, may also adversely affect our ability to sell or lease the development or to obtain financing using the real estate as security. Additionally, any future sale of the development will be generally subject to indemnities to be provided by us to the purchaser against such environmental liabilities. Accordingly, we may continue to face potential environmental liabilities with respect to a particular property even after such property has been sold. Laws and regulations may also impose liability for the release of certain materials into the air or water from a property, and such release can form the basis for liability to third persons for personal injury or other damages. Other laws and regulations can limit the development of, and impose liability for, the disturbance of wetlands or the habitats of threatened or endangered species. Any environmental issue may significantly increase the cost of a development and/or cause delays, which could have a material adverse effect on the profitability of that development and our results of operations.

        There is an increasing awareness of environmental issues in Central and Eastern Europe. This may be of critical importance in areas where soil pollution may be prevalent. If a property that we acquire turns out to be polluted, such a finding will adversely affect our ability to construct, develop and operate a shopping and entertainment center, a hotel or a residential project on such property, and may cause us to suffer expenses incurred in cleaning up the polluted site which may be significant.

RISKS RELATING TO THE IMAGE GUIDED TREATMENT BUSINESS

InSightec Ltd., our subsidiary, is currently dependent on sales of the ExAblate 2000 for the treatment of uterine fibroids and the sale of research systems for its clinical research. Inability to sell the ExAblate 2000 at appropriate prices will results in a adverse effect on our results of operations.

        The ExAblate 2000 is in an early stage of commercialization. Our subsidiary, InSightec Ltd. (“InSightec”), received FDA approval in October 2004 to market the ExAblate 2000 in the United States only for the treatment of uterine fibroids. InSightec expects sales of the ExAblate 2000 to come from this application and from sales of research systems for the foreseeable future, depending upon the timing of regulatory approval of additional applications for the ExAblate 2000. As a result, factors adversely affecting InSightec’s ability to sell, or pricing of or demand for, InSightec’s product would have a material adverse effect on InSightec’s financial condition and results of operations, which would, in turn, adversely affect our results of operations.

If the ExAblate 2000 does not achieve broad market acceptance for the treatment of uterine fibroids, InSightec will not be able to generate sufficient sales to support its business.

        InSightec must achieve broad market acceptance of the ExAblate 2000 for the treatment of uterine fibroids among physicians, patients and third-party payors in order to generate sufficient sales to support its business. Physicians will not recommend the use of the ExAblate 2000 unless InSightec can demonstrate that it produces results comparable or superior to existing treatments for uterine fibroids. If long-term patient studies do not support InSightec’s existing clinical results, or if they indicate that the use of the ExAblate 2000 has negative side effects on patients, physicians may not adopt or not continue to use the ExAblate 2000. Even if InSightec demonstrates the effectiveness of the ExAblate 2000, physicians may still not use the system for a number of other reasons. Physicians may continue to recommend traditional uterine fibroid treatment options simply because those methods are already widely accepted and are based on established technologies. Patients may also be reluctant to undergo new, less established treatments for uterine fibroids. If, due to any of these factors, the ExAblate 2000 does not receive broad market acceptance among physicians or patients, InSightec will not generate significant sales. In this event, InSightec’s business, financial condition and results of operations would be seriously harmed, and InSightec’s ability to develop additional treatment applications for the ExAblate 2000 would be adversely affected.

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

        InSightec has received regulatory approvals to market the ExAblate 2000 in the United States, Israel, Canada, Russia, Brazil, Mexico, Korea, Taiwan, Australia, New Zealand, Singapore and the European Union Economic Area (“EEA”), which is comprised of the member nations of the European Union and certain additional European nations, solely for the treatment of uterine fibroids. Certain countries have also approved the use of ExAblate 2000 for the treatment of breast cancer. In addition, in May 2007 InSightec received CE-marking (approval to market in the EEA) and in January 2008 it received Israeli approval for pain palliation of bone metastases. However, clinical experience for the bone metastases application is still in early stages and therefore commercial acceptance is expected to take some time. InSightec’s objective is to expand the use of the ExAblate 2000 by developing and introducing new treatment applications. InSightec is currently in various stages of product development and clinical studies for a number of new treatment applications for the ExAblate 2000. It will be required to obtain FDA approval in the United States and other regulatory approvals outside of the United States before marketing the ExAblate 2000 for these additional treatment applications. InSightec cannot guarantee that InSightec’s product development activities for these other applications will be successful and in such event, InSightec’s future growth will be harmed. In particular, InSightec’s future curative oncology treatment applications are subject to significant risks since these applications must be able to demonstrate complete ablation of malignant tumors, or meet or exceed the current medical standard related to the oncology application in question. If InSightec is unable to demonstrate this degree of efficacy, its future curative oncology treatment applications may not prove to be successful. In addition, assuming product development is successful, the regulatory processes can be lengthy, lasting many years in some cases, and expensive. We cannot assure that FDA approval or other regulatory approvals will be granted.

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

        The ExAblate 2000 is compatible only with certain Magnetic Resonance Imaging (MRI) systems of GE Healthcare, a division of the General Electric Company (“GE”) , which may limit InSightec’s potential market. A significant portion of the MRI systems in use in the United States and elsewhere are not GE MRI systems. InSightec has no current plans to develop a system that would be compatible with MRI systems manufactured by companies other than GE and is, therefore, limited in its target market to potential customers who already own or otherwise have access to a compatible GE MRI system, or are willing to purchase such a system in order to use the ExAblate 2000. In addition, in the event that GE is unable to effectively market its MRI systems, InSightec’s ability to generate additional sales of the ExAblate 2000 may be adversely affected.

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

RISKS RELATING TO OUR OTHER ACTIVITIES

Each of our fashion retail brands is dependent on one single franchise and supplier which could cause delays or disruptions in the delivery of products, which may harm our business and results of operations.

        Elbit Trade & Retail Ltd. (“Elbit Trade”), our wholly owned subsidiary, depends on franchises and supply of products from individual suppliers for each of its brands. If such franchises end their relationship with Elbit Trade or enters into liquidation, Elbit Trade’s business in Israel with respect to the products supplied by such supplier will be terminated. In addition, Elbit Trade relies on the supply of its products from such supplier and may face a shortage of inventory if there is a worldwide excess demand for a specific brand’s products. If either of these events occurs, our results of operations may be adversely affected.

A rise in wage levels in Israel could adversely affect Elbit Trade’s financial results.

        Elbit Trade relies mainly on minimum wage employees. From time to time, the Israeli government increases the statutory minimum wage. If wage levels generally, and particularly the minimum wage in Israel, increase, Elbit Trade’s results of operations could be harmed.

The apparel industry is subject to changes in fashion preferences. If the manufacturer of products marketed by Elbit Trade misjudges fashion trends, or if Elbit Trade fails to choose from its suppliers’ inventory design products that appeal to our customers, our sales could decline and our results of operations could be adversely affected.

        Neither our suppliers, nor Elbit Trade may be successful in anticipating and responding to fashion trends in the future. Customer tastes and fashion trends change rapidly. Our success depends in part on the ability of our international suppliers to effectively anticipate and respond to changing fashion tastes and consumer demands and to translate market trends into appropriate, saleable product offerings far in advance. If they are unable to successfully anticipate, identify or react to changing styles or trends and misjudge the market or any new product lines, or if we fail to choose from design products from our suppliers inventory that appeal to our customers’ changing fashion preferences, Elbit Trade’s sales will be lower and we may be faced with a significant amount of unsold inventory. As a result, we may be forced to increase our marketing promotions or price markdowns, which could have an adverse effect on our business. Our brand names may also suffer if customers believe merchandise misjudgments indicate that Mango, G-Star, GAP or Banana Republic no longer offer the latest fashions.

A change in customs rates and custom and harbor strikes could adversely affect Elbit Trade’s financial results.

        Elbit Trade is subject to Israeli customs since all of its products are imported. An increase in customs rates on Elbit Trade’s products could adversely affect Elbit Trade’s ability to compete against local manufacturers or with products from countries which enjoy more favorable customs rates in Israel. On the other hand, a reduction in customs rates may encourage entrance penetration of new competitors to the market. In addition, since most of Elbit Trade’s products are imported, custom and harbor strikes and delays could adversely affect Elbit Trade’s ability to meet customer demands in a timely manner and adversely affect Elbit Trade’s financial results.

Elbit Trade may be unable to compete favorably in the highly competitive fashion retail industry, and Elbit Trade’s competitors may have greater financial, geographic and other resources.

        The sale of fashion retail is highly competitive. Elbit Trade competes directly with a number of Israeli and international brands some of which have longer operating histories and enjoy greater financial and marketing resources than Elbit Trade. For example, as a result of their greater financial and marketing resources, Elbit Trade’s competitors may have the ability to obtain better geographic locations for their stores in shopping and entertainment centers, with better traffic flow and access to customers, which would have a positive impact on their sales.

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

        Elbit Trade buys its inventory from international suppliers, which are responsible for the design and manufacturing of all of Elbit Trade’s products. The prices of the inventory that Elbit Trade purchases from such suppliers are dependent on their manufacturing costs. Manufacturing costs are substantially dependent on the prices of raw materials and level of wages in the countries where the products are manufactured. Therefore, an increase in the manufacturing costs will cause an increase in Elbit Trade’s cost of goods sold and Elbit Trade may not be able to pass on the increased costs to its customers. Such increased costs would likely adversely affect Elbit Trade’s profitability, operational results and its financial condition.

A devaluation of the NIS against foreign currencies could harm Elbit Trade’s profitability.

        Elbit Trade buys its entire inventory for each of the brands it markets and sells from international suppliers. The price of this inventory is denominated in foreign currencies. Therefore, a devaluation of the NIS against such foreign currencies will cause an increase in Elbit Trade’s cost of goods sold expressed in NIS, and Elbit Trade may not be able to pass the increased costs to its customers. This would likely adversely affect Elbit Trade’s profitability, operational results and its financial conditions.

Our venture capital investments are speculative in nature and we may never realize any revenues or profits from these investments.

        We cannot be certain that our venture capital investments will result in revenues or profits. Economic, governmental, regulatory and industry factors outside our control affect our venture capital investments. If any one of our venture capital investee companies will not successfully implement its business plan we will not be able to realize any profits from it. Our ability to realize profits from these investments will be dependent upon the management of these companies, the success of its research and development activities, the timing of the marketing of its products and numerous other factors beyond our control.

RISKS RELATING TO ISRAEL

Security and economic conditions in Israel may affect our operations.

        We are incorporated under Israeli law and our principal offices are located in Israel. In addition, our operations in our other lines of business, such as Elbit Trade and venture capital investments operate in Israel. Political, economic and security conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, various armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians. Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in January 2006 and took control of the entire Gaza Strip by force in June 2007. Further, in the summer of 2006, Israel engaged in a war with Hezbollah, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Rocket strikes from Gaza have increased since June 2007, and thousands of rockets have been fired at population centers in southern Israel, leading to an armed conflict between Israel and Hamas in January 2009. In addition, acts of terrorism, armed conflicts or political instability in the region could negatively affect local business conditions and harm our results of operations. We cannot predict the effect on the region of any diplomatic initiatives or political developments involving Israel or the Palestinians or other countries in the Middle East.

        Furthermore, some neighboring countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business. In addition, we could be adversely affected by the interruption or curtailment of trade between Israel and its trading partners, a significant increase in the rate of inflation, or a significant downturn in the economic or financial condition of Israel.

Many of our directors, officers and employees are obligated to perform military reserve duty in Israel. We cannot assess the potential impact of these obligations on our business.

        Our directors, officers and employees who are male adult citizens and permanent residents of Israel under the age of 45 are, unless exempt, are obligated to perform military reserve duty for up to 36 days per year and are subject to being called to active duty at any time under emergency circumstances. The deteriorating security situation in the Middle East has caused, and will continue to cause, a sharp increase in the army reserve obligations of our directors, officers and employees who are subject to such reserve duty obligations. We cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect of any increase or reduction of these requirements on us.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

        Service of process upon our directors and officers, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since the majority of our assets and all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States. Additionally, it may be difficult to enforce civil liabilities under U.S. federal securities law in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

        However, subject to time limitations, Israeli courts may enforce a U.S. judgment in a civil matter, if:

—	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

—	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

—	the judgment was rendered by a court of competent jurisdiction, in compliance with due process and the rules of private international law prevailing in Israel;

—	the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

—	no action between the same parties in the same matter is pending in any Israeli court at the time the lawsuit is instituted in a U.S. court; and

—	the U.S. courts are not prohibited from enforcing judgments of the Israeli courts.

Provisions of Israeli law may delay, prevent or make more difficult a merger or other business combination, which may depress out share price.

        Provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. The Israeli Companies Law, 5759-1999 (the “Companies Law”) generally provides that a merger be approved by the board of directors and a majority of the shares present and voting on the proposed merger. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares not held by the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager) have voted against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the surviving company. Finally, a merger may not be completed unless at least (i) 50 days have passed since the filing of a merger proposal signed by both parties with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

        The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company. Similarly, an acquisition of shares must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. In any event, if as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares.

        Finally, Israel tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation, to taxation prior to the sale of the shares received in such stock-for-stock swap.

        The described restrictions could prevent or make more difficult an acquisition of us, which could depress our share price.

RISKS RELATING TO EASTERN EUROPE

We are subject to various risks related to our operations in Eastern Europe, including economic and political instability, political and criminal corruption and the lack of experience and unpredictability of the civil justice system.

        Many of the Eastern European countries in which we operate are countries which were allied with the former Soviet Union under a communist economic system, and they are still subject to various risks. Certain Eastern European countries, in particular those countries that are not expected to join the European Union in the near future, are still economically and politically unstable and suffer from political and criminal corruption, lack of commercial experience, unpredictability of the civil justice system, land expropriation, changes in taxation legislation or regulation, changes to business practices or customs, changes to laws and regulations relating to currency repatriation and limitations on the level of foreign investment or development. Certain Eastern European countries also continue to suffer from high unemployment, low wages and low literacy rates. These risks could be harmful to us and are very difficult to quantify or predict. Although many governments of Eastern European countries have liberalized policies on international trade, foreign ownership and development, investment, and currency repatriation to increase international trade and investment, such policies might change unexpectedly. We will be affected by the rules and regulations regarding foreign ownership of real and personal property. Such rules may change quickly and dramatically and thus may have an adverse impact on ownership and may result in a loss without recourse of our property or assets. Domestic and international laws and regulations, whether existing today or in the future, could adversely affect our ability to market and sell our products and could impair our profitability.

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

RISKS RELATING TO INDIA

Hostilities in India and other countries in Asia could have a material adverse effect on our financial conditions and results of operations.

        India has from time to time experienced instances of internal terror attacks and hostilities with neighboring countries, including Pakistan and China. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that companies operating in India are usually involved in higher degrees of risk. Events of this nature in the future, as well as social and civil unrest within other countries in Asia or within India, could influence the Indian economy and could have a material adverse effect on our financial condition and results of operations. In addition, India has from time to time experienced social and civil unrest due to religious strife.

Changes in the economic policies of the Government of India or political instability could have a material adverse effect on our business.

        Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector and significantly reducing the roles of the state governments in the Indian economy as producers, consumers and regulators. The Indian Government has announced policies and taken initiatives that support the continued economic liberalization pursued by previous governments. However, this trend of liberalization may not continue in the future. The rate of economic liberalization could change, and specific laws and policies generally affecting foreign investments, currency exchange, repatriation of profits and other matters affecting our investments, as well as specifically affecting the sectors of commercial activity in which we operate, could also change. A significant shift in India’s economic liberalization and deregulation policies could materially adversely affect business and economic conditions in India generally, as well as our business operations in particular. In addition to potential economical instability, the Indian economy and business practices are relatively new and evolving, and there have been some instances of political and criminal corruption. Furthermore, India continues to suffer from high unemployment, low wages and low literacy rates. These risks could be harmful to us and are very difficult to quantify or predict.

        Indian governments are democratically elected, but are invariably comprised of a coalition of several political parties. The withdrawal of one or more of these parties from the coalition could cause the government to fall, resulting in political instability or stagnation pending new elections. Such events could delay or even halt the progress and development of the Indian economy and its receptiveness to foreign investment, and may have a material adverse effect on our business.

Operations in India are a relatively new venue to us and there is no assurance that our skills and experience can be applied successfully in these regions.

        While we believe that the skills and experiences that we have acquired through sourcing sites and developing and selling shopping and entertainment centers in the emerging markets in CEE can be applied successfully to projects in India or in other countries, this cannot be guaranteed. The differences between emerging markets in CEE and emerging markets in India or other countries, such as differing mentalities, social and business cultures, legal structures and systems, integrity of the courts, and restrictions on foreign ownership of real estate, may mean that our success in developing and selling shopping and entertainment centers in CEE may not be replicated in India or in other countries.

Limitations by the Indian government to invest in India may adversely affect our business and results of operations.

        Under the Indian government’s policy on Foreign Direct Investment (“FDI Policy”), an acquisition or investment by us in an Indian sector or activity, in particular in the shopping and entertainment centers business, which does not comply with certain limitations, is subject to governmental approval. With respect to the real estate sector, these limitations include, among other things, a minimum investment and minimum size of built-up land. In addition, under the FDI Policy it is not permitted for foreign investors to acquire agricultural land for real estate development purposes. There is no assurance that we will comply with the limitations prescribed in the FDI Policy in order to not be required to receive governmental approvals. Failure to comply with the requirements of the FDI Policy will require us to receive governmental approvals which we may not be able to obtain or which may include limitations or conditions that will make the investment unviable or impossible, and non-compliance with investment restrictions may result in the imposition of penalties. This would have an adverse effect on our business and results of operations.

Uncertainty regarding the ownership of land in India may expose us to third party claims in connection with the purchase of land by us which may have a material adverse effect on our financial performance and results of operations.

        Under the laws of India, the registration of ownership in land with the land registration offices does not automatically guarantee lack of third party rights to such land, particularly with respect of rights which are transferred by inheritance. While we go to considerable lengths to ensure integrity of title in the real estate properties acquired by us, the system of recording ownership and rights in and to immovable property is not conclusive, which may expose us to third party claims in connection with such land.

Restrictions on the repatriation of capital in India may adversely affect our cash flows and results of operations.

        Pursuant to regulations promulgated under the FDI Policy and by the central bank of India, the repatriation of capital with regard to investments made in the real estate sector is subject to strict regulatory procedures, and is restricted during three years commencing on the date of such investment. If we are unable to repatriate capital from our investments in India, in whole or in part, this may have an adverse effect on our cash flows and our results of operations.

GENERAL RISKS

Conditions and changes in the local and global economic environments may adversely affect our business and financial results.

        Adverse economic conditions in markets in which we operate can harm our business. Current global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. These current economic factors include diminished liquidity and tighter credit conditions, leading to decreased credit availability, as well as declines in economic growth and employment levels. It is commonly believed that the current recession will continue and perhaps even further deteriorate. Partly as a result, entire industries are facing extreme contraction and even the prospect of collapse. The credit crisis could have a number of follow-on effects on our business, including a possible: (i) slow-down in our business, resulting from lower consumer expenditure, inability of consumers to pay for products and services, insolvency of consumers or insolvency of key partners, (ii) negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and other sources of funding in the future on terms favorable to us, and (iii) decrease in asset values that are deemed to be other than temporary, which may result in impairment losses. If such increased levels of volatility and market turmoil continue, it may materially adversely affect our results of operations and may increase the difficulty for us to accurately forecast and plan future business.

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

        Certain legal proceedings have been initiated against us, including litigation in connection with the change of control of us and our subsidiary Elscint Ltd. (“Elscint”) in May 1999 and the acquisition of the hotel businesses by Elscint in September 1999, as well as motions to certify such claims as class actions and litigation by an individual who claims to have rights to a percentage in us and certain of our subsidiaries. For details refer to Note 24.B in our annual consolidated financial statements included in this annual report. A determination against us in some or all of these proceedings may materially adversely affect our results of operations.

We have significant capital needs and additional financing may not be available.

        The sectors in which we compete are capital intensive. We require substantial up-front expenditures for land acquisition, development and construction costs, certain investments in research and development as well as for the ongoing maintenance of our hotels or operation of our centers. In addition, following construction, additional financing is necessary to maintain the centers in good condition. Accordingly, we require substantial amounts of cash and financing for our operations. We cannot be certain that such external financing would be available on favorable terms, on a timely basis or at all. During 2008, the world markets have undergone a financial crisis, which resulted in lower liquidity in the capital markets. Lower liquidity may result in difficulties to raise additional debt or less favorable interest rates for such debt. In addition, construction loan agreements generally permit the draw down of the loan funds against the achievement of pre-determined construction and space leasing milestones. If we fail to achieve these milestones, the availability of the loan funds may be delayed, thereby causing a further delay in the construction schedule. If we are not successful in obtaining financing to fund our planned projects and other expenditures, our ability to undertake additional development projects may be limited and our future profits and results of operations could be materially adversely affected. Our inability to obtain financing may affect our ability to construct or acquire additional centers and hotels, and we may experience delays in planned renovation or maintenance of our hotels that could have a material adverse effect on our results of operations.

        In addition, our quarterly and annual operating results have, and may in the future, fluctuate significantly. These fluctuations may be caused by various factors, particularly due to significant sales of our properties and the frequency of such transactions. As a result of our disposition and acquisition or development of centers, we may experience significant fluctuations in our annual and quarterly results. If we were in need of cash and financing for our operations at a time when our results were low, this may also have an impact on our ability to fund or successfully obtain financing to fund our planned projects and other expenditures.

Our high leverage could adversely affect our ability to operate our business.

        We are highly leveraged and have significant debt service obligations, including bank debt and notes issued in public offerings to investors in Israel. In addition, we and our subsidiaries may incur additional debt from time to time to finance acquisitions or capital expenditures or for other purposes. We will have substantial debt service obligations, consisting of required cash payments of principal and interest, for the foreseeable future.

        Our lenders require us to maintain and comply with certain financial and operational covenants. Our ability to comply with these covenants may be affected by events beyond our control. A breach of any of the covenants in our debt instruments or our inability to comply with the required covenants could result in an event of default, which, if not cured or waived in a timely manner, could have a material adverse effect on us. In the event of any default under the loan agreements, the lenders thereunder could elect to declare all outstanding borrowings immediately due together with accrued and unpaid interest and other fees. Furthermore, in the event of any default under the loan agreements, such loans could be reclassified as short-term debt. Such classification in our financial statements may improperly reflect our working capital ratio as well as other financial indicators since the assets which were financed by these loans are classified as non-current assets.

        As a result of our substantial indebtedness:

—	we could be more vulnerable to general adverse economic and industry conditions;

—	we may find it more difficult to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

—	we will be required to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, reducing the available cash flow to fund other projects;

—	we may have limited flexibility in planning for, or reacting to, changes in our business and in the industry; and

—	we may have a competitive disadvantage relative to other companies in our business segments with less debt.

        We cannot guarantee that we will be able to generate enough cash flow from operations or that we will be able to obtain enough capital to service our debt or fund our planned capital expenditures. In addition, we may need to refinance some or all of our indebtedness on or before maturity. We cannot guarantee that we will be able to refinance our indebtedness on commercially reasonable terms or at all. We have the ability under our debt instruments to incur substantial additional indebtedness and any additional indebtedness we incur could exacerbate the risks described above. If we are subject to a rating downgrade, or a suspension or withdrawal of the rating assigned by a rating agency to our publicly held notes, we may experience increased difficulty in raising debt financing in the future or in refinancing our indebtedness.

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

        As of May 31, 2009, Mordechay Zisser, the Executive Chairman of our board of directors, held, directly and indirectly, approximately 50.27% of our issued share capital. For additional information, see “Item 7.A. Major Shareholders.” As a result of such holdings, Mr. Zisser has the ability, in effect, to elect the members of our board of directors and to effectively control our business.

A loss of the services of members of our senior management, including in particular, that of Mr. Mordechay Zisser, could materially adversely affect our business and results of operations

        We depend on the continued services of the members of our senior management team, including in particular that of Mr. Mordechay Zisser, our Executive Chairman of the board of directors. Any loss of the services of Mr. Mordechay Zisser or any other member of our senior management team could result in the loss of expertise necessary for us to succeed, which could cause our revenues to decline and impair our ability to meet our objectives.

Our annual and quarterly results may fluctuate, which may cause the market price of our ordinary shares to decline.

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

        Elbit Imaging Ltd. was incorporated in 1996 under the laws of the State of Israel and is subject to the Companies Law and the Israeli Securities Law, 5728-1968 and regulations promulgated under these laws. Our shares are listed on the NASDAQ Global Select Market (ticker symbol: EMITF) and on the Tel Aviv Stock Exchange (“TASE”). Our executive offices are located at 2 Weitzman Street, Tel-Aviv 64239, Israel. You may reach us by telephone at (972-3) 608-6000 or by fax at (972-3) 608-6054. Our address in the U.S. is c/o Elscint, Inc., 747 Third Avenue, 4th Floor, New York, NY 10017-2803.

        For a summary of our recent acquisitions, dispositions and other activities and of our capital expenditures and divestitures during the years 2006, 2007 and 2008 and that are currently in progress, see “Item 5. Operating and Financial Review and Prospects – Overview.”

B.	BUSINESS OVERVIEW

        We operate in the following principal fields of business:

—	Shopping and Entertainment Centers – Initiation, construction, operation, management and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India.

—	Hotels – Hotel ownership, operation, management and sale, primarily in major European cities.

—	Image Guided Treatment – Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment.

—	Residential Projects – Initiation, construction and sale of residential projects and other mixed-use real property projects, predominantly residential, located in Eastern Europe and in India.

—	Other Activities – (i) The distribution and marketing of fashion apparel and accessories in Israel; (ii) venture-capital investments; and (iii) investments in hospitals and farm and dairy plants in India, which are in preliminary stages.

Shopping and Entertainment Centers

        General

        This business includes mainly shopping and entertainment centers which are currently under construction and/or development in capital cities and important regional areas in various countries in Central CEE and India. In addition to the shopping and entertainment centers business, our real estate portfolio includes certain mixed-use real estate projects which include predominantly shopping and entertainment combined with other elements of operations, including offices, residential units, conference centers and leisure facilities. In this segment, we also include other real estate projects, such as office buildings. In this annual report, we refer to all projects mentioned above, as “shopping and entertainment centers.” Construction or development of each such project is generally conducted through a special purpose project corporation, owned by our 73.68% subsidiary – Plaza Centers N.V. (LSE: PLAZ) (WSE: PLAZ/PLAZACNTR) (“PC”) (67.65% on a fully diluted basis). In certain cases, such special purpose corporation is held as a joint venture with project partners.

        As at the date of this annual report, our shopping and entertainment segment of operations includes a total of 2 operating projects, 27 projects in various stages of planning, development and construction, including 16 shopping and entertainment centers, 8 mixed-use projects and 3 offices. Our projects are located in Romania, Poland, India, the Czech Republic, Serbia, Hungary, Bulgaria, Latvia and Greece.

        Business Concept and Strategy

        Our main focus in this field of operations is construction of new shopping and entertainment centers and redeveloping existing centers, where there are significant redevelopment potential, in both capital cities and important regional centers.

        Our shopping and entertainment centers vary in size and may range between 8,000 m² and 70,000 m2 gross lettable area (“GLA”), but we may develop larger shopping and entertainment centers if our development criteria are met. We construct shopping and entertainment centers whose size, tenant mix and design are dictated by market demand, and that take into account particular factors such as the size of the local population (generally a minimum of 50,000 people), the socio-economic status of the population, any competing shopping and entertainment centers in the locality, local retail demand (whether for fashion, grocery/local convenience stores or entertainment) and the location of the site (whether city center or suburban).

        Our centers are principally comprised of two elements: shopping and entertainment.

        The shopping element is comprised of large retail anchor tenants (such as Tesco, Carrefour, Match, Peek&Cloppenburg, New Yorker, H&M, Zara and C&A). These anchor tenants form the basis of the shopping areas around which smaller boutiques, international brands (such as Hugo Boss, Mango, Aldo, Sephora, Reserved, House and Esprit) and local retailers create a carefully balanced tenant mix to meet local demand. Leases with anchor tenants generally run for a term of ten to fifteen years, with an option to extend. Leases with semi-anchor tenants are usually for a term of five to ten years, while standard units are usually leased for three to five years.

        The entertainment facilities typically include a multiplex cinema complex of between four and twelve screens, depending on the size of the center, and, where appropriate, an IMAX auditorium. The entertainment areas also include gaming areas comprising of video game arcades, bowling alleys, electronic gaming machines, billiards, discotheques, bars and a children’s playgrounds. PC’s subsidiary Mulan B.V. operates our “Fantasy Park” gaming areas and Cinema City International N.V. operates most of the multiplex cinemas. Each entertainment area also includes a food court offering a wide range of food outlets, coffee shops and restaurants.

        Our business concept and strategy for our shopping and entertainment centers includes the following elements:

        Development: develop modern western-style shopping and entertainment centers and mixed-use developments in the capital and regional cities of selected countries, primarily in CEE and India, for the medium and long term.

        Acquisitions: acquire operating shopping centers that show significant redevelopment potential (either as individual assets or as portfolios) for refurbishment and subsequent re-sale.

        Although the above criteria relate to the selection of target countries and potential development sites, we also apply these criteria to existing shopping centers which we identify as having redevelopment potential, either for the expansion of an existing project, or, where it becomes no longer possible or feasible to develop a shopping and entertainment center in the site, consider developing the site for alternative uses, such as office or residential use.

        Pre-sale: Where prevailing market and economic conditions are favorable, we may pre-sell the centers prior to, or after, commencement of construction or redevelopment.

        Where the opportunity exists in CEE and India, we may extend developments beyond shopping and entertainment centers by leveraging our strengths and drawing upon our experience and skills to participate in residential, hotel, office and other development schemes where such developments form part of integrated large scale business and leisure developments.

        We also continually assess and consider specific development opportunities that satisfy our development parameters and investment criteria in countries not previously targeted by us. We constantly seek to acquire high yielding mature assets or invest in interesting new markets, where clear and, sometimes, exceptional opportunities may arise to enhance capital and income.

        Depending on economic conditions and property yields, our strategy in CEE is to either dispose of a shopping and entertainment center upon completion, or retain and operate a shopping and entertainment center on completion, until economic conditions warrant a profitable sale, if that is likely to be more profitable to us than disposing of it. Currently, under the existing market conditions in India, our strategy in relation to our investments in this region is initially to hold and operate, rather than dispose upon completion. We estimate the holding and operating period of our investments in India to be between three to five years.

        The last few months of 2008 have seen extraordinary turbulence in economic and financial markets worldwide which has impacted considerably on activity in real estate markets worldwide, with the lack of availability of financing being a key factor behind the dramatic slowdown in investment transactions. In view of the abovementioned, PC’s management has decided that it will continue with the development of those projects that are in a construction stage. The other projects are either in design phase, or awaiting permits. For all these projects, once full permits are obtained, start of the construction will depend on availability of external financing.

        Our projects in the shopping and entertainment centers business are divided into four principal project categories: (i) operating projects; (ii) shopping and entertainment centers under development; (iii) mixed-use projects with predominant retail characteristics, under development; and (iv) other projects (offices and other yielding real estate projects). Set forth below is information with respect to the projects in each project category.

        Operating Projects

        Riga Plaza – Riga, Latvia

        In March 2009, PC opened the Riga Plaza in Latvia. This shopping and entertainment center is located on the west coast of the Daugava River, and is comprised of a three-floor shopping and entertainment center with a GLA of approximately 49,000 m2 and over 1,500 parking spaces. It houses over 140 stores, anchored by a supermarket on the ground floor, an eight-screen multiplex cinema and 2,000 m2 Fantasy Park.

        This project is held by PC and an unrelated third party in equal parts through a special purpose company. The agreement between the parties provides for a buy-out mechanism in the event of certain deadlocks and for certain limitations on the sale of each party’s holdings in such company, including a right of first offer and a tag along right to all of each party’s shares. Management of the Riga Plaza is conducted by a third party management company.

        Liberec Plaza – Liberec, Czech Republic

        In March 2009, PC opened the Liberec Plaza, in the center of Liberec, a city in the north of the Czech Republic. This shopping and entertainment center has a GLA of approximately 17,000 m2 and includes an anchor supermarket, fashion retailers, a Fantasy Park, a food court and restaurants. The center also includes a residential area of 850 m2 and 800 m2 of office space. Management of the Liberec Plaza is conducted by a third party management company.

        Shopping and Entertainment Centers Under Development

Name of Project	Location	Title	PC Share %[1]	Approximate Land Area (m2)	Approximate Gross Lettable Area (m2)	Estimated Completion	Status

Suwalki Plaza	Suwalki, Poland	Ownership	100	21,000	20,000	2010	Under construction
Zgorzelec Plaza	Zgorzelec, Poland	Leasing for 25 years until 2031	100	37,500	13,000	2010	Under construction
Csiki Plaza	Miercurea Ciuc, Romania	Ownership	100	33,000	14,000	2010	Under construction
Kragujevac Plaza	Kragujevac, Serbia	Leasing for 99 years until 2106	100	24,500	24,500	2011	Under construction
Uj Udvar[2]	Budapest, Hungary	Ownership	35	8,700	16,000	2011	Planning and development stage
Timisoara Plaza	Timisoara, Romania	Ownership	100	32,000	43,000	2012	Planning and development stage
Torun Plaza	Torun, Poland	Perpetual usufruct	100	62,800	44,000	2011	Planning and development stage
Kielce Plaza	Kielce, Poland	Perpetual usufruct	100	30,000	33,000	2012	Planning and development stage
Leszno Plaza	Leszno, Poland	Perpetual usufruct	100	17,000	16,000	2012	Planning and development stage
Opava Plaza	Opava, Czech Republic	Construction lease period with subsequent ownership	100	8,700	13,000	2012	Planning and development stage
Sport Star Plaza	Belgrade, Serbia	Leasing for 99 years until 2106	100	30,000	45,000	2012	Planning and development stage
Shumen Plaza	Shumen, Bulgaria	Ownership	100	17,000	20,000	2011	Planning and development stage
Slatina Plaza	Slatina, Romania	Ownership	100	20,000	17,000	2011	Planning and development stage
Hunedoara Plaza	Hunedoara, Romania	Ownership	100	41,000	13,000	2011	Planning and development stage
Targu Mures Plaza	Targu Mures, Romania	Ownership	100	31,000	30,000	2012	Planning and development stage
Helios Plaza[3]	Athens, Greece	Ownership	100	15,000	25,000	2012	Planning and development stage

[1]	Directly or indirectly.
[2]	Uj Udvar is currently active and has an approximate GLA of 12,000 m2 and approximately 14,000 m2 of parking areas.
[3]	This project was subject to a ministerial decision that changed the permitted land use, which prevented the construction of a shopping and entertainment center. Such decision has recently been overturned by the Greek courts, and PC is working on securing a building permit to construct the planned project.

        Total additional estimated costs of construction, required for completion of all of the above projects and the percentage of pre leased areas are presented in the following table:

Country	Estimated cost of completion	Percentage Pre-leased *

Poland	€242 million (approximately $337 million)	60%
Romania	€187 million (approximately $260 million)	-
Hungary	€6 million (approximately $8.4 million)	-
Czech Republic	€26 million (approximately $36 million)	-
Serbia	€181 million (approximately $252 million)	-
Bulgaria	€32 million (approximately $45 million)	-
Greece	€51 million (approximately $71 million)	-

* In respect of those projects that are under construction

        Mixed-use Projects – Predominantly Retail Projects, Under Development

Name of Project	Location	Title	PC Share %	Approximate Land Area (m2)	Approximate Gross Lettable Area (m2)	Estimated Completion	Status

The Dream Island	Budapest, Hungary	Ownership	43.5[1]	320,000 (excluding parking)	350,000[2,3]	2012-2014	Initial excavation and archeological works commenced. An exclusive casino license has recently been awarded.
Casa Radio	Bucharest, Romania	Leasing for 49 years ending 2056	75[4]	102,000	600,000[2,5]	2013	Under construction
Iasi Plaza	Iasi, Romania	Ownership	100	46,500	62,000	2011-2012	planning stage
Belgrade Plaza	Belgrade, Serbia	Leasing for 99 years ending 2106	100	9,000	70,000[2]	2013	Planning and development stage
Plaza Sofia Business Center	Sofia, Bulgaria	ownership	51	75,000	44,000	2012	Planning and development stage
Koregaon Park	Pune, Maharashtra State, India	Ownership	100[6]	24,000	111,000[2,7]	2011	Under construction
Kharadi	Kharadi, Pune, India	Ownership	50[6]	56,000	205,000[2,8]	2012	Planning and development stage
Trivandrum	Trivandrum, Kerala State, India	Ownership	50[6]	43,500	195,000[2,9]	-	Planning stage

[1]	Indirectly (PC has a 50% shareholding in a company which has a 87% interest in the consortium which owns the project. The remaining interests are 10% held by a company controlled by the managing director of the consortium and a further 3% is owned by minority shareholders).

[2]	GBA.

[3]	This project is expected to include approximately 3,000 hotel rooms in several hotels of different categories as well as approximately 1,000 leisure apartments, a 3,500 seat convention center, a 1,500 seat opera house, a 3,500 seat multi-purpose theater, a marina with anchorage capacity for 300 vessels, a shopping and entertainment center including a prestigious ‘Designer avenue’, a Roman cultural museum, and parking facilities for approximately 5,500 vehicles, as well as a casino of 40,000 m(2).

[4]	Other investors in the project include the Government of Romania, which will procure that the project company is granted the necessary development and exploitation rights in relation to the site for a 49-year period in consideration for a 15% interest in the project and an additional developer which holds 10%.

[5]	The project will consist of a complex with a planned GBA of approximately 600,000 m2 (including parking), and will include a shopping and entertainment center of approximately 170,000m2, with a hypermarket of approximately 6,500m2, a hotel of 35,000m2 (320 rooms), an apartment hotel of 18,000m2, a ferris wheel, a conference center of 14,000m2 and 130,000m2 of offices.

[6]	For information regarding the rights of Mr. Abraham (Rami) Goren, our Executive Vice Chairman of the board of directors, in the projects, see “Item 6.B. Directors, Senior Management and Employees – Compensation of Directors and Officers – Agreements with our Executive Vice Chairman.”

[7]	This project is expected to include a shopping and entertainment center with an estimated GBA of approximately 83,500 m2 and an office building with an estimated GBA of approximately 27,500 m2 (including underground parking).

[8]	This project is expected to include a shopping and entertainment center with an estimated GBA of approximately 150,000 m2 and an office complex of approximately 55,000 m2.

[9]	This project is expected to include a shopping and entertainment center of approximately 67,000 m2, office space of approximately 90,500 m2 and an apartment hotel of approximately 37,500 m2.

        Total additional estimated costs of construction, required for completion of all of the above projects and the percentage of pre leased areas are presented in the following table:

Country	Estimated cost of completion	Percentage Pre-leased * **

Hungary	€610 million (approximately $850 million)	-
Romania	€765 million (approximately $1,066 million)	-
Serbia	€109 million (approximately $152 million)	-
Bulgaria	€73 million (approximately $102 million)	-
India	€104 million (approximately $145 million)	30%

*In respect of the commercial part of the mixed-use project;

** In respect of those projects that are under construction.

        Other Projects (Offices and Other Yielding Real Estate Projects)

        Arena Plaza Extension, Budapest, Hungary

        The Arena Plaza extension is a planned office addition of approximately 40,000 m2 GLA to the Arena Plaza in Budapest, Hungary (a shopping and entertainment center of 66,000 m2 sold to aAIM). The project is in the preliminary phase and is scheduled to open in 2012.

        Plaza-BAS. B.V, Romania.

        On January 31, 2008, PC entered into a joint venture partnership with BAS Development (“BAS”), to develop residential and office projects in Romania. BAS is a private company which is active in the Romanian property market. A newly established company, Plaza-Bas B.V. was established (“Plaza Bas”), which acquired the shares currently held by BAS in seven residential and office development projects. Plaza Bas is 50.1% owned by PC and the remaining 49.9% is owned by BAS. PC has the power to appoint 60% of the board members in Plaza Bas.

        Out of the seven existing projects, the following are for office development:

—	Brashov – PC owns a 25% share in an office development project known as the Primavera Tower Brasov with a planned GBA of approximately 12,000 m². It is anticipated that the project will be completed in 2012.

—	Ploiesti – PC owns a 25% share in an office development project known as the Primavera Tower Ploiest, with an expected GBA of approximately 10,000 m². It is anticipated that the project will be completed in 2011.

        Total additional estimated costs of construction, required for completion of all of the above projects and the percentage of pre leased areas are presented in the following table:

Country	Estimated cost of completion	Percentage Pre-leased *

Hungary	€48 million (approximately $67 million)	0
Romania	€47 million (approximately $65 million)

* In respect of those projects that are under construction.

Hotels

        General

        The goal of our hotel business is to acquire and manage, generally via management companies, four-star hotel properties, that are conveniently located near major transportation stations which provide the business and vacation traveler with five star quality accommodations, at four to five star hotel prices.

        In addition to our operational hotels, we develop hotels within our mixed-use projects (both commercial and residential) and furthermore, hold interests in certain plots and properties intended to be developed or refurbished into hotels, see ” – Hotels under development or renovation” below.

        During 2008 we completed the construction and renovation and subsequent opening of two hotels: The Radisson SAS Bucharest Hotel in Bucharest, Romania, and the Park Inn, in Antwerp, Belgium.

        In December 2008 we changed the management company of our hotel in Antwerp, Belgium, and entered into an agreement with the Rezidor Hotel Group, for the provision of management services to this hotel, under the Radisson SAS franchise.

        Ownership Structure of Hotels

        Our ownership percentage in our hotels varies, and the remaining interests in those hotels that are not owned by us are owned by various unrelated third parties, including, with respect to five of our hotels (two in the Netherland and three in the United Kingdom), by Park Plaza. Park Plaza is engaged in ownership, co-ownership, lease, franchising and management of full service four star deluxe hotels and trendy boutique hotels in major gateway cities and regional centers in Europe, the Middle-East and North Africa.

        We are party to shareholder agreements with Park Plaza with respect to these five hotels. In accordance with the terms of these agreements, we and Park Plaza have equal representation in the board of directors of each hotel company. The agreements also provide for rights of first refusal, tag along, drag along rights and that some shares (5%-10%) held by Park Plaza in the United Kingdom hotel companies, will not confer voting rights until such time as Park Plaza shall have provided and completed its full equity contribution (as defined in the agreements) in each respective hotel.

        Management of Hotels

        Park Plaza also serves as the management company of the five operating hotels mentioned above (two in the Netherland and three in the United Kingdom). It is the franchisee for certain territories under territorial license and franchise agreements with Carlson, a leading travel and hospitality company, which entitles Park Plaza to use the “Park Plaza” trademark.

        The Centerville Aparthotel is managed by us and the Rezidor Hotel Group manages three of our hotels (two hotels in Belgium and one in Romania) (Park Plaza and the Rezidor Hotel Group, together, the “Management Companies”).

        Under the respective management agreements signed with each Management Company, we undertook to pay the Management Companies certain agreed upon fees which will be calculate as percentage from the respective hotel’s revenue as well as certain agreed upon percentage from the gross operating profit of each such relevant hotel. We also undertook to participate in certain portions of the expenses incurred by the Management Companies in the course of performance of their obligations (mainly marketing and advertising expenses), up to certain percentage of the gross operating profit.

        Within the terms of the management agreements with Park Plaza we were granted a sub-franchise by Park Plaza granting us a license to use the “Park Plaza” name, in relation to the hotels owned and operated by Park Plaza, in consideration for royalties not to exceed certain percentage of the room revenues of such hotels.

        We are entitled to terminate our Management Agreements (excluding the Radisson SAS Bucharest Hotel agreement), subject to payment of a termination fee to the Management Company. In the event of a sale of the Victoria Hotel in Amsterdam, Park Plaza is also entitled to receive 2.5% of any profit generated from such a sale.

        Under the Radisson SAS Bucharest Hotel management agreement, the Rezidor Hotel Group undertook to guarantee that the adjusted operating income of such hotel, from the second year of operation, will not decrease below a fixed annual amount, subject to a cap payable from the total aggregate amount accumulated during the term of the agreement. The agreement also provides for minimum and maximum capped aggregate fees payable to the Rezidor Hotel Group.

        Business Concept and Strategy

        Our business concept and strategy for our hotels include the following elements:

        Location: Our hotels are generally situated in close proximity to major railway links into cities, such as the central railway station in Amsterdam (situated across from our Park Plaza Victoria Amsterdam Hotel), the central railway station in Antwerp (situated close to our Radisson SAS Astrid Antwerp Hotel) and the Victoria railway station in London (situated close to our Park Plaza Victoria London Hotel). The London and Antwerp stations accommodate the services of the Train de Grand Vitesse (the “TGV”).

        Service: Our hotels make considerable efforts to offer personal services at a five-star level but at four-star level prices.

        Customer base: Our hotels’ principal target customer base is the business traveler and the tourist industry, both individuals and in groups.

        Management: Our hotels focus on strategic cooperation and affiliation with management companies with know-how and expertise in hotel management, which enables optimal use of a centralized reservation system, and which provides the advantage of a unified management system that promotes the efficiency of the operation and control of hotels in diverse locations.

        Strategy: Our strategy for our hotel business is to increase the number of hotel rooms in both Western and Eastern Europe, with emphasis on prime location, while contemplating expansion of our hotel operation into the Indian market and other venues, by incorporating the hotel business into mixed-use projects. The duration of our holding and managing of our hotel portfolio varies and is dependent upon business cycles, economic conditions, property yields, and trends affecting the hotel industry or capital market opportunities.

         Operating Hotels

        The table below provides information with regard to our operating hotels:

Name and Rate of Hotel	Title	Our Share As of December 31, 2008	Approximate Constructed Area (square feet)	Total Rooms and description	Average Occupancy Rates During 2008 (%)	Additional information

Park Plaza Victoria Amsterdam[1]
Amsterdam, the Netherlands
Four Star Deluxe	Freehold	50%	220,000	306 including Executive rooms and Business and deluxe Suites	96%	a business center and a health center and 10 conference rooms
Park Plaza Utrecht
Utrecht, the Netherlands
Four Star	Leasehold	50%	56,000	120 superior and executive rooms	80%	includes 11 conference rooms, a business center a sauna and a gym
Radisson SAS Astrid Antwerp
Antwerp, Belgium
Four Star	Freehold	100%	223,000	247 rooms including 19 new luxury apartment suites [3].	76%	Includes an oceanarium attraction, 12 boardrooms and 18 conference rooms
Radisson SAS Bucharest
Bucharest, Romania
Five Star	Freehold	77%	900,000	424 rooms suites, executive suites and one exclusive royal suite	Opened in December 2008	The complex of both hotels includes a bistro, a spa and a world class health academy and a supermarket services
Centerville ApartHotel
Bucharest, Romania	Freehold	77%		292 apartments.	92%
Park Plaza Sherlock Holmes London
London, the United Kingdom
Four Star Deluxe	Leasehold	45% equity and 50% voting	67,500	119 rooms and executive rooms	86%	This boutique style hotel includes executive lounge, main meeting room and 7 board rooms
Park Plaza Victoria London
London, the United Kingdom
Four Star Deluxe	Freehold	50%	242,000	299 including guestrooms and suites plus 12 one & two bedroom apartments	87%	includes executive lounge, health center, main conference room and 13 additional conference rooms
Park Plaza Riverbank London[2]
London, the United Kingdom
Four Star Deluxe	Leasehold	45% equity and 50% voting	337,000	394 rooms including superior and executive rooms and suites	84%	The complex also includes full leisure center, conference and business rooms, Restaurant, Brasserie, Bar and Lounge
Plaza on the River London[2]
London, the United Kingdom
Four Star Deluxe				65 luxury residential suites.	78%
Park Inn
Antwerp, Belgium
Three star hotel	Freehold	100	32,250	59 rooms going from standard to junior suite with terrace.	Opened in December 2008	Includes a restaurant, a lounge and lobby and a fitness room

[1]	See also ” – Hotels under Development or Renovation” below.
[2]	Park Plaza Riverbank London Hotel and Plaza on the River London Hotel form part of the Riverbank complex.
[3]	During 2008, Radisson SAS Astrid Antwerp renovated its third floor so that it now includes 19 brand-new luxury apartment suites and rebranded the hotel.

        Average room rate for 2008, for our hotels in the Netherlands was: €139 (approximately $194); Average room rate for 2008, for our hotels in Belgium was: €116 (approximately $162); Average room rate for 2008, for our hotels in United Kingdom was (excluding the Plaza on the River): €126 (approximately $175.5); and Average room rate for 2008, for our hotels in Romania was: €81 (approximately $113).

        RevPar for 2008, for our hotels in the Netherlands totaled: €126 (approximately $175.6); RevPar for 2008, for our hotels in Belgium totaled: €84 (approximately $117); RevPar for 2008, for our hotels in the United Kingdom totaled (excluding the Plaza on the River): €105 (approximately $146.3); and RevPar for 2008, for our hotels in Romania totaled: €45 (approximately $62.7).

        Hotels under Development or Renovation

        Victoria Monument, Amsterdam, the Netherlands

        We own together with Park Plaza, in equal parts, a joint venture company which purchased a historical office building with appurtenances and land, in Amsterdam, the Netherlands. The 75 year old office building, which is considered a historical building for preservation under local laws, is located in the heart of Amsterdam’s business and entertainment center and resides next to our four-star Park Plaza Victoria Amsterdam Hotel. The joint venture company intends to convert this property into an approximately 100 room hotel as an extension to the Park Plaza Victoria Amsterdam Hotel, following restoration and an investment of approximately €10 million, and subject to receipt of all consents and permits. The purchase price of €14 million (of which our share is 50%) was fully financed through a bank loan.

        Plot in Tiberius, Israel

        In July 2007 we entered into an agreement with the Israel Land Administration , according to which we leased a plot of approximately 44,600 m2 in Tiberius, Israel for a term of 49 years (through 2056) with an option to extend the lease term for an additional 49 years. The total consideration paid amounted to NIS 30.6 million. We intend to build a hotel on the site. Under the agreement, we undertook to complete the construction work of the hotel within a period not exceeding 36 months (July 2010).

The Image Guided Treatment Business

        All of our activities in the image guided treatment field are performed through InSightec,, our subsidiary (approximately 71.7% as of December 31, 2008 and 53% on a fully diluted basis). Other shareholders of InSightec include GE and MediTech Advisers L.P. (“MTA”). Employees, directors, officers and other investors hold the remaining shares of InSightec. The fully diluted holdings in InSightec are calculated excluding 2,000,000 options exercisable into InSightec’s ordinary shares which vest upon the initial public offering of InSightec or upon the occurrence of certain other material changes to InSightec.

        In March 2009, we invested $7.5 million in Series B Preferred Shares of InSightec and there is an additional investment of $7.5 million pending within twelve months of the initial investment. InSightec’s other major shareholders have the right to participate in the additional investment according to their pro rata holdings and if they do not exercise their right to participate in the additional installment of the investment amount, such amount shall be invested in full by us.

        The Series B Preferred Shares that we received in the investment round are convertible into InSightec’s ordinary shares, upon the fulfillment of certain conditions. In addition, upon the closing of the transaction all outstanding Series A Preferred Shares of InSightec and all convertible notes of InSightec were converted into Series B Preferred Shares and all contingent warrants granted by InSightec were converted into ordinary shares.

        Pursuant to the March 2009 amended and restated securityholders agreement entered into among us, InSightec, GE and MTA, we are entitled, as long as we hold at least 50% of the outstanding share capital of InSightec on a fully diluted basis, to appoint three directors to serve on InSightec’s board of directors as well as the CEO. GE has a right, as long as it holds at least 5% of the outstanding share capital of InSightec on a fully diluted basis, to appoint one director and one observer (with no voting rights) to serve on InSightec’s board of directors.

        The agreement also imposes certain limitations and rights on share transactions and a right for us and GE, in case one party fundamentally breaches the agreement, to acquire the other’s stake in InSightec, at certain penalty values.

        Certain decisions of InSightec are required to be approved by a vote of 75% of the holders of the issued and outstanding Series B Preferred Shares. In addition, GE has certain veto rights with regard to the execution of certain significant transactions or activities not in the ordinary course of business, as long as GE continues to hold at least 5% of the outstanding share capital of InSightec on a fully diluted basis.

        Business description

        InSightec has developed and markets the ExAblate 2000 – the first FDA-approved system for magnetic resonance guided focused ultrasound surgery, or MRgFUS. InSightec’s objective is to transform the surgical environment for the treatment of a limited number of forms of benign and malignant tumors by replacing invasive and minimally invasive surgical procedures with an incision-less surgical treatment solution. The system is designed to deliver safe and effective non-invasive treatments while reducing the risk of disease and potential complications, as well as the direct and indirect costs associated with conventional surgery. In October 2004, InSightec received FDA approval to market the ExAblate 2000 in the United States for the treatment of uterine fibroids, a type of benign tumor of the uterus. Prior to that, in October 2002, InSightec received authorization to affix the CE mark to the ExAblate 2000, enabling it to market the system in the European Economic Area, and certain Asian countries, for the treatment of uterine fibroids. InSightec also has regulatory approval for the ExAblate 2000 for uterine fibroids in Canada, Russia, Brazil, Mexico, Korea, Taiwan, Australia, New Zealand and Singapore, as well as for the treatment of breast cancer in Korea. In May 2007, InSightec also received CE-marking (marketing approval in the EEA), and in January 2008 it received approval from the Israeli health ministry for the pain palliation of bone metastases. In April 2009, the FDA approved expanded guidelines for the uterine fibroid application. InSightec is also in various stages of development and clinical research for the application of its MRgFUS technology to the treatment of other types of benign and malignant tumors. These additional applications are being developed to take advantage of the modular design of the ExAblate 2000, which enables it to function as a common platform for multiple MRgFUS-based surgical applications. Currently, InSightec has an installed base of 68 units in academic hospitals, community hospitals, MRI clinics and physician-formed joint ventures. The ExAblate 2000 is operable only with certain MRI systems manufactured by GE.

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

        In June 2005, InSightec entered into a five-year exclusive worldwide (excluding Japan and Russia) sales and marketing agreement with GE with respect to the ExAblate 2000. In May 2008, GE and InSightec agreed to amend the sales and marketing agreement, including the cancellation of the exclusivity that was granted to GE. A revised formal agreement has not yet been executed, although the mutual understanding has already been implemented by both parties. In accordance with the agreement between the parties, InSightec will pay GE a commission on the net sales invoiced and actual payments received by InSightec for each order for the sale of products from an end-user resulting from GE Healthcare’s activities. In case GE desires to market or sell any competing MRgFUS product in a territory in which InSightec holds all authorizations required to market its product, then GE will notify InSightec of such intention. The agreement is for a five-year term ending in June 2010, unless earlier terminated in accordance with the terms of the agreement. Thereafter, the agreement will automatically renew, each time, for an additional year, unless either party provides a written notice of its intent to terminate the agreement. In May 2009, GE and InSightec signed another amendment, which provides that ExAblate 2000 for commercial use would be included in the GE catalog of products and that GE would have one-year exclusivity in North America (other than direct sales by InSightec), defines terms for sale by way of transfer pricing, and defines sales commissions for direct sales made by InSightec with GE’s help.

        In addition, InSightec has contracted with several distributors in Europe and Asia who market and sell its systems.

        Business Concept and Strategy

        InSightec’s strategic objective is to continue to expand its uterine fibroid application, as well as the product development efforts and clinical studies for additional applications. If the results of its clinical studies are positive, InSightec intends to pursue regulatory approval in the United States and other targeted jurisdictions to market the ExAblate 2000 for these additional treatment applications.

        In addition, InSightec aims to become the market leader in MRgFUS systems and to achieve a significant improvement in the quality and efficacy of the treatment while demonstrating cost effectiveness. To that effect, InSightec is developing the ExAblate®4000, a unique system targeted at non-invasive treatment of brain tumors and central nervous system targets. As of May 2009, four systems were installed, one in Europe, one in Canada, and two in the United States. In addition, research and development activities have been initiated towards implementing new product derivatives for treating bone and prostate cancer tumors. These new systems exploit InSightec’s new and proprietary dense acoustic array technology for better tumor control and treatment flexibility.

Residential Projects

        Under our residential sector we initiate, construct and sell residential projects, and other mixed-use real property projects predominantly residential, located in Eastern Europe and in India.

        Joint Venture with PC to Develop Mixed-Use Projects in India

        In August 2008 we signed a joint venture agreement with PC, for the development of major mixed-use projects in India (except for projects which are only or mainly shopping and entertainment centers, which will be developed only by PC and are excluded from the framework of this joint venture). Under this agreement, PC acquired from us a 47.5% stake in our subsidiary Elbit Plaza India Real Estate Holdings Limited (“EPI”). We, directly and through EPI own two mixed-use projects in India in conjunction with local Indian partners, namely the Bangalore and the Chennai projects, and have engaged with certain third parties with the intent to develop an additional project on the Kochi Island. EPI will also look for further development opportunities for large scale mixed-use projects in India, predominantly led by either residential, office or hotel schemes. (the “EPI Agreement”). Under the EPI Agreement, we are to hold in trust, 50% of our rights in the Kochi Island project, in favor of PC. We undertook to transfer our right and holdings in the Kochi project to EPI within 12 months following the execution of the EPI Agreement, or alternatively transfer 50% of such rights directly to PC. We furnished PC with a guarantee for the fulfillment of this undertaking.

        Consideration for the acquisition of said stake in EPI was the nominal amount for the 47.5% shareholding, plus approximately $126 million, reflecting 50% of all loans and financing invested by us in the Bangalore, Chennai and Kochi projects. The loans and financing were used to, or designated to be used for, the purchase of the plots of land and for other associated costs related to EPI’s real estate activities.

        Following the execution of the EPI Agreement, PC and us each hold 50% of the voting rights in EPI and 47.5% of the equity. The additional 5% of the equity rights will be held by our Executive Vice Chairman in accordance with the agreement executed by us and our Executive Vice Chairman in January 2008 – for additional information see “Item 6.B. Directors, Senior Management and Employees – Compensation of Directors and Officers – Agreements with our Executive Vice Chairman.”

        Under the EPI Agreement, we and PC each have the right to appoint 50% of the board members in EPI and the shareholders have agreed on rights of first refusal for transfer of shares, tag along rights, and assignment of voting power of our Executive Vice Chairman to us and PC in equal parts. Future issuances of shares by EPI are subject to pro-rata preemptive rights.

        The EPI Agreement terminated, by mutual consent, a previous sourcing agreement signed and executed between us and PC in October 2006, under which we undertook to offer PC potential real estate development sites sourced by us in India, suitable for shopping and entertainment center development projects as well as mixed-use projects (the “Sourcing Agreement”). Our undertakings in the Sourcing Agreement were reflected in the EPI Agreement.

        The original term of the Sourcing Agreement was for a period of 15 years. The EPI Agreement provides that in the event the latter is terminated prior to the lapse of the 15 year term of the Sourcing Agreement, then and under such circumstances, we and PC will re-execute a project sourcing agreement in identical form to the Sourcing Agreement, for the remainder of the 15 year term.

        Residential Projects

        As at the date of this annual report, our Residential Project segment of operations includes a total of 11 projects in various stages of planning, development and construction, including 8 residential projects and 3 mixed use real property projects which are predominantly residential. Our projects are located in the Czech Republic, Poland, Romania and India.

Name of Project		Location	Title	Share %	Approximate Land Area (m2)	Approximate Gross Built Area (m2)	Estimated Completion

Prague III *		Prague, Czech Republic	Ownership	100	46,500	44,300 (potential 61,600 for future apartments)	-
Roztoky		Prague, Czech Republic	Ownership	100	39,000	14,000	2013
Lodz		Lodz, Poland	Ownership / perpetual usufruct	100	33,500	80,000	-
Plaza BAS Joint Venture	Fountain Park	Bucharest, Romania	Ownership	12.5	14,000	18,000	2012
	Acacia Park	Ploiest, Romania	Ownership	25	12,500	32,000	2012
	Green Land	Ploiest, Romania	Ownership	25	18,400	37,000	2013
	Valley View	Brasov, Romania	Ownership	25	73,000	140,000	2014
	Pine Tree Glade	Brasov, Romania	Ownership	25	28,300	50,000	2013

* Currently operates as a logistics and commercial centre and an office building used by PC. Due to planning difficulties, it is not possible to develop a shopping and entertainment centre on this site. Accordingly, PC is examining the possibilities of developing this site as a residential complex.

        Total additional costs of construction, required for completion of all of the above projects, is estimated at:

—	With respect to the projects developed in Romania - €99 million (approximately $138 million);
—	With respect to the projects developed in Poland - €145 million (approximately $202 million);
—	With respect to the projects developed in the Czech Republic - €121 million (approximately $169 million);

        Mixed-Use / Residential Projects

Name of Project	Location	Title	Share %	Approximate Land Area (m2)	Approximate Gross Built Area (m2)	Estimated Completion

Bangalore Project	Bangalore,	Freehold and	50 [1,2,3]	1,780,000	Exceeding 2	Preliminary stage
	Karnataka	Development Rights			million	- cannot be
	State, India					estimated.
Chennai	Chennai,	Freehold and	80[1,2]	546,000	Exceeding 1	2012-2015
	Tamil Nadu	Development Rights			million
	State, India
Kochi	Kochi, Kerala	Freehold and	50[1,2]	166,000	575,000	Preliminary stage
	State, India	Development Rights				- cannot be estimated.

[1]	For information regarding the EPI Agreement, a joint venture agreement signed with PC in respect to our India operations, see ” – joint venture with PC to Develop Mixed-Use Projects in India” above.

[2]	For information regarding the rights of Mr. Abraham (Rami) Goren, our Executive Vice Chairman of the board of directors, in the projects, see “Item 6.B. Directors, Senior Management and Employees – Compensation of Directors and Officers – Agreements with our Executive Vice Chairman.”

[3]	As of the date of this annual report, we hold 100% in this project and we have an obligation to issue, subject to certain conditions, up to 50% holdings in the project to our joint venture partner.

        Total additional costs of construction, required for completion of all of the above projects, in India, is estimated at €1,288 (approximately $ 1,795 million)

        Set forth below is certain additional information with respect to our mixed-use projects which are predominantly residential:

        Bangalore, Karnataka State, India

        In March 2008, EPI entered into definitive agreements with one of the leading developers in Bangalore, India for the joint development of a large scale mixed-use project located in Bangalore, Karnataka, India which will include villas (bungalows) and high-rise buildings, office complexes, a major retail facility, hotel complex, a hospital along with services and amenities, a golf course, club houses and more. Under the agreements, EPI and the local partner will acquire through a joint venture company (which will be held, subject to certain conditions in equal parts by EPI and such local partner the “Joint Venture Company”), up to 440 acres of land in Bangalore, India (“Project Land”). The total built up area of the entire planned project will exceed 2 million m2, subject to obtaining the requisite permits and approvals under applicable law. Construction of the first stages of the project will be executed in stages and is expected to last 3 to 5 years.  The project is the largest development project undertaken in the Bangalore area to date.

        Under the agreement, the Joint Venture Company is to acquire, subject to certain conditions, ownership and development rights in respect of up to approximately 230 acres of the total Project Land. The total consideration anticipated to be paid by us with respect to the purchase of such land is INR 10,500 million (approximately $213.4 million).

        As of the date of this annual report, the Joint Venture Company (which at this stage is our wholly owned subsidiary) has secured rights over approximately 54 acres of such 230 acres and EPI paid approximately INR 2,840 million (approximately $133 million) (out of which PC’s share is 50%). In addition, EPI paid to the local partner an interest bearing refundable advance of INR 1,861.5 million (approximately $40 million) (the “Refundable Advance”) on account of the future acquisition by the Joint Venture Company of a further 35.6 acres of such 230 acres (the “Additional Land”), which was scheduled to occur until March 13, 2009.

        In respect of the remaining approximate 210 acres of land (approximately 850,000 m2) (out of the Project Land), it is intended that the Joint Venture Company will enter into joint development agreements, under which the Joint Venture Company will be entitled to develop the entire area of such lands. In consideration, the Joint Venture Company will pay between 38% and 53% (depending on the specific plot) of the built up area of such lands and in some instances, refundable deposits on account of such future consideration will also be paid. EPI’s 50% share (through the Joint Venture Company) in rights under such development agreements, will require it to pay up to INR 750 million (approximately $15.2 million) of such deposits.

        The agreement provides for additional portions of the Project Land to be acquired in stages, through local third parties, on behalf of the Joint Venture Company and, subject to certain conditions, EPI will make advances on account of such acquisitions. As of the date of this annual report, EPI has advanced am amount of approximately INR 674 million (approximately $13.7 million) in order to secure acquisitions of approximately 16 acres.

        The closing of the final stage of the transaction was scheduled to be held no later than March 13, 2009. At such stage, subject to certain conditions, the ownership and/or development rights in respect of all additional portions of the Project Land, that have been acquired by our partner and/or its business partners and that comply with certain regulatory requirements and our due diligence requirements, will be transferred to the Joint Venture Company. Concurrently, our partner will be issued, subject to certain conditions, up to 50% holdings in the Joint Venture Company, which prior to such date shall be wholly owned by EPI. As of the date of this annual report, the transaction has not been consummated and it is expected that the contractual timetable will not be met by the local partner.

        As of the date of this annual report, the Additional Land has not been purchased. PC and us are holding negotiations with the third-party partner with respect to different aspects of the project, and on May 27, 2009, we and PC asked such third party partner for the immediate repayment of the Refundable Advance in accordance with the terms of the agreement.

        EPI and the local partner have also entered into a shareholders agreement in respect of the future management of the Joint Venture Company following the closing of the final stage. The shareholders agreement also includes certain restrictions and pre-emptive rights pertaining to transferring of securities in the Joint Venture Company. Profits from the Joint Venture Company will be distributed in accordance with the parties’ proportionate shareholdings, subject to our entitlement to receive preferential payment of profit distribution in the amounts and on the terms specified in the agreement.

        Chennai, Tamil Nadu State, India

        In December 2007 EPI, executed agreements for the establishment of a special purpose vehicle (“Chennai SPV Company”) together with one of the leading real estate developers in Chennai (“Local Partner”). Subject to the fulfillment of certain conditions, the Chennai SPV Company will acquire the ownership and development rights in and to approximately 135 acres of land situated in the Sipcot Hi-Tech Park in the Siruseri District of Chennai, India. Under these agreements, EPI is to hold 80% of the equity and voting rights in the Chennai SPV Company, while the Local Partner will retain the remaining 20% are held by a local partner.

        Under the agreement, EPI’s investment in the Chennai SPV Company will be a combination of investment in shares and compulsory convertible debentures.

        The total investment which we anticipate will be made by us by virtue of our 80% interest in this project is in the aggregate amount of INR 4,276.8 million (approximately $87 million), assuming that the entire area of 135 acres is acquired by the Chennai SPV Company. Such amount is calculated on the basis that we will be required to invest INR 31.7 million (approximately $0.7 million) for each acre of the target land which is purchased by the Chennai SPV Company.

        The consummation of the agreements will be accomplished in stages, and is subject to the fulfillment of certain regulatory requirements, as well as to our satisfactory due diligence investigations, in respect of each stage.

        As at the date of this annual report, EPI has completed the purchase of approximately 52 acres out of the total 135 for consideration of approximately INR 1,639 million (approximately $33.4 million).

        A shareholders agreement in respect of the management of the Chennai SPV Company provides for a five member board of directors, four of whom are appointed by EPI. The shareholders agreement also includes certain pre-emptive rights and restrictions on transferring securities in the Chennai SPV Company. Profit distributions declared by the Chennai SPV Company will be distributed in accordance with the shareholders’ proportionate shareholdings in that company, subject to EPI’s entitlement to receive certain preferential payments out of the Chennai SPV Company’s cash flow on the terms specified in the agreements.

        We intend to develop on this land a mixed-use project, which will consist of exclusive residential units (in both high rise buildings and villas), ancillary amenities such as club houses, swimming pools and sport facilities, a local retail facility and an office complex with a total built area, exceeding 1 million m2, and all subject to the sanctioning of the building permits by the competent authorities. It is anticipated that construction of this project, which will be executed in stages, will last 3 to 7 years.

        Kochi, Kerala State, India

        We have invested in a real estate project located in Kochi, a site located on a backwater island adjacent to the administrative, commercial and retail hub of the city of Kochi, in the Kerala State of India, for the construction and development on an area of land measuring 41 acres, of a project comprised of high end residential apartment buildings, a hotel, office space and a serviced apartment complex, retail area and a marina, with approximately 575,000 m2 GBA.

        As part of this project, in September 2006, we, together with an Indian corporation (“Project SPV”) (the “Third-Party Shareholder”), entered into an agreement (as subsequently amended in January 2007) for the purchase by us and the Project SPV of an area of land measuring 13 acres (approximately 52,600 m2) (“Property A”) for a total consideration of INR 1,495 million (approximately $30.4 million), payable subject to fulfillment of certain obligations and conditions by the seller in respect of Property A, principally the obtaining all permissions required for construction thereon and making good and marketable title with regard to Property A.

        Additionally, an area of 28 acres (approximately 113,300 m2) (“Property B”) will be transferred by the seller to the Project SPV without any consideration, and the seller will be entitled to receive 40% of the constructed area which will be built by the Project SPV on Property B. It was further agreed that all fees, costs and expenses for construction on Property B will be borne by the Project SPV, and that the Project SPV will have the sole control over the construction as well as the marketing of the entire project.

        The agreement also provides that if the seller fails to comply with the aforementioned conditions precedent by an agreed date, then the Project SPV and ourselves will have the right to terminate the agreement, and in that event the seller will be obliged to refund all amounts paid to him under the agreement, plus interest accruing at the rate of Libor +1% per year.

        On September 29, 2006, we, the Third-Party Shareholder and the Project SPV entered into a share subscription agreement according to which we undertook to transfer to the Project SPV all of our right in Property A in consideration for the allotment to us of 50% of the equity and voting rights in the Project SPV. The allotment of shares is subject to the fulfillment of certain regulatory conditions, in respect of the land and the securing of sanctioned plans.

        Under the EPI Agreement (joint venture with PC), we undertook to transfer all our rights to the Kochi Project to EPI, or transfer 50% of same to PC. We have furnished PC with a corporate guarantee for the fulfillment of such undertaking.

Other Activities

        Our other activities consist of (i) the distribution and marketing of fashion apparel and accessories in Israel; (ii) venture capital investments; and (iii) investments in hospitals and farm and dairy plants in India which are in preliminary stages.

        Set forth below is information with respect to our operations in each of the above businesses:

        Fashion Apparel and Accessories

        Our fashion businesses are operated through our wholly owned subsidiary Elbit Trade.

        We believe that accumulating international leading brands, and developing them in Israel, will provide us with a competitive advantage in the Israeli market. Our strategy is to utilize our expertise in real estate and retail to localize international leading brands, making them accessible to the Israeli consumer, while providing competitive pricing. As a result, we hope to obtain a significant market share of the fashion retail industry in Israel.

        As at the date of this annual report, our retail and fashion operations consist of the following international brands:

        Mango-MNGTM

        Elbit Trade is the exclusive Israeli distributor and retailer of the internationally renowned retail brand name MANGO-MNG™. The exclusive distribution rights for Mango products in Israel were granted to us by Punto FA S.L. for a ten-year period ending on 2015. Under the agreement with Punto FA, Elbit Trade has agreed to guarantee annual minimum purchases at rates and subject to terms and conditions specified in the agreement, and has undertaken to pay Punto FA seasonal marketing, public relations, and store-support fees. Elbit Trade currently operates 25 Mango stores in Israel.

        G-StarTM

        Since 2007, Elbit Trade is the exclusive Israeli distributor and retailer in Israel of products of G-Star International B.V., an apparel and accessories company, subject to certain conditions. The franchise is valid for a period of 5 years with an automatic renewal of an additional 5 year term (ending in 2017). Elbit Trade currently operates two G-Star locations in Israel and is examining alternative distribution options.

        GAPTM& Banana Republic TM

        In February 2009, Elbit Trade signed a franchise agreement with GPS Strategic Alliances LLC., to open and operate Gap and Banana Republic stores in Israel. Under the agreement, Elbit Trade has been granted the right to use the brands’ trade mark names and has undertaken to uphold certain financial covenants. We have guaranteed all of Elbit Trade’s monetary obligations under the agreement, and we have agreed to make a line of credit available to Elbit Trade, should it fail to secure credit from a financing bank. The term of the franchise agreement is for 5 years with an extension of an additioanl 5 year term, subject to fulfillment of certain conditions. The first GAP store is expected to open in Jerusalem in August 2009.

        Venture Capital Investments

        In addition to our core operations, we hold interests in the following companies.

Company Name	Areas of expertise	% of investment as of May 31, 2009

Gamida Cell Ltd.	Expansion of hematopoietic (blood) stem cells therapeutics in clinical	29.1
	development for cancer and autoimmune diseases, as well as future	Fully diluted - 24.8
	regenerative cell-based medicines including cardiac and pancreatic repair.

Olive Software Inc.	Development and marketing of products that enable a transparent link between	18.6
	the newspapers' traditional printing systems and the world of e-publishing.	Fully diluted - 15.8
	These products enable newspapers and magazines to automatically present their
	printed edition on the Internet, while supporting e-commerce applications,
	personalization and interactive advertising. Also develops and markets
	digital archive services for newspapers and libraries.

Varcode Ltd.	Developing labels for improving logistical chain ("cold chain") of	45.4
	manufacturers. Varcode uses the FresCode products that monitor anomalies and	Fully diluted - 52.4
	improve the shelf life of perishables.

        Other preliminary stage investments in India

        Elbit India Healthcare

        Since early 2007 we have been planning and developing a chain of multi-specialty tertiary hospitals in India in order to address the local emerging and current needs for a specialized medical care centers. It is anticipated that the chain will include hospitals in several major metropolitan areas in India.

        We are in advanced stages of planning a 400 bed hospital in Bangalore, the capital city of Karnataka and we further intend to develop a 300 bed hospital in Jaipur, India. In addition, we are exploring with several local Indian partners the development of similar hospitals in other metropolitan areas across India.

        In December 2006, we entered into an agreement with a local partner for the establishment of a joint venture company for the development, construction and operations of our multi-specialty tertiary hospitals in India. The joint venture agreement was recently terminated and we sold our 50% interest in the company to the local partner in consideration for an amount equal to the net assets value of such company.

        Our headquarters for all the healthcare activities is located in Bangalore and comprised of a professional team, headed by a medical doctor who specializes in healthcare management. Additionally, through our various activities in the field of medical devices and biotechnology, we have ongoing relationships with numerous medical centers in Israel and abroad which enable us to build an advisory and support team to assist us in this venture. We anticipate that the new hospital chain in India will closely collaborate with both InSightec and Gamida Cell Ltd. in the field of clinical trials and research and will have close ties with several medical centers in Israel and abroad for telemedicine, specialty treatments, exchange programs and training of personnel.

        Dairy Farm and Dairy Plant, India

        In February 2008, we executed a Memorandum of Agreement with the Government of the State of Gujarat, India pursuant to which we, through a local subsidiary, will be entitled to establish a modern dairy farm with approximately 10,000 dairy cows and an ultra-modern dairy plant that will produce basic and premium dairy products. The Government of Gujarat has issued us an allotment letter with respect to land measuring approximately 500 acres (approximately 2,000,000 m2), which, upon exercise, will award us the land for a long term lease ending in 2038, for the purpose of establishing the dairy farm and dairy plant.

        In addition, we are contemplating the possibilities to expand our operations in this field beyond the Gujarat territory to initiate similar projects in other locations in India, and are examining some further potential areas suitable for the establishment of dairy farms and plants. At this stage, we intend to execute such a project after selection of a more suitable location to be determined based upon our surveys, studies and analysis of all the opportunities. We are also examining the option to start with a smaller dairy farm that may be expanded in the future at the same site or within a defined area, as shall be more suitable to our needs.

        This project is expected to be executed in several phases with commencement of work being subject to obtaining the necessary building permits and regulatory approvals.

        The total investment in the project is anticipated to be approximately $100 million. As of May 31, 2009, no material investments have yet been made in this project.

        It is intended that the planned dairy farm will make use of the advanced technology and expertise developed in Israel, and will also include modernized contract-farming activities for the production of the food materials required for the dairy farm.

        The insurance business in Eastern Europe

        In June 2008, we entered into a joint venture agreement with Clal Insurance Enterprises Holdings Ltd. (“Clal”) pursuant to which we and Clal intended to engage, through a joint venture, in the insurance business in certain Eastern European countries, primarily in Romania. Consummation of the agreement was subject to certain mandatory regulatory approvals.

        In February 2009, as such pre-conditions were not obtained within the time-frame set out in the agreement, and in the absence of any agreement to extend such term, the agreement with Clal was terminated.

        Prior to the termination of this agreement, we advanced a loan to Clal in the amount of approximately $6 million, against the issuance of a convertible promissory note. We are currently negotiating an amicable conclusion of all rights and obligations relating to the termination of the agreement with Clal.

Revenues classified by geographical markets and by business segments

        The following table sets forth our breakdown of revenues by each geographic market in which we operate, for each of the last three years (in NIS thousands):

	2008	2007	2006	Convenience Translation in U.S. Dollars for 2008

Israel	102,736	96,875	118,558	27,022
Western Europe	305,660	353,245	342,492	80,395
Central and Eastern Europe	669,740	3,006,192	1,118,975	176,154
Others	20,181	42,249	61,454	5,308

Total Revenues	1,098,317	3,498,561	1,641,479	288,879

        The following table sets forth our breakdown of revenue by business segments for each of the last three years (in NIS thousands):

	2008	2007	2006	Convenience Translation in U.S. Dollars for 2008

Shopping and Entertainment centers	568,895	2,935,416	1,138,995	149,630
Hotels	387,776	440,048	358,626	101,993
Image Guided Treatment	38,076	54,958	85,824	10,015
Residential Projects	834	-	-	219
Other Activities	102,736	68,139	58,035	27,022

Total Revenues	1,098,317	3,498,561	1,641,479	288,879

Seasonality

        Hotels

        The business activities of our hotels, especially in Western Europe, are influenced by several factors that affect our revenues and gross operating profit. These factors include (i) fluctuations in business activity in certain seasons, which affects the volume of traffic in the business community, (ii) holiday seasons, such as Christmas and Easter and (iii) weather conditions. In Western Europe, these factors generally cause the first and third quarters to be weaker than the second and fourth quarters.

        The first quarter, which is the period immediately following the Christmas season and the height of the European winter, is traditionally characterized by lower revenues and gross operating profit resulting from lower occupancy rates and reduced room rates. During the third quarter, there is generally a decrease in local business activities due to the summer holidays, which, together with a tendency for local tourist traffic to seek out resort destinations, also generates slower results. This is offset somewhat by increase in international tourism, but the impact of this increase is, in turn, offset by lower room rates, particularly for groups.

        However, during the second quarter, there is generally a marked increase due to more favorable weather conditions (spring to early summer), the Easter holiday and the corresponding revival of both business and tourist activity. The fourth quarter is usually the strongest period due to the Christmas and New Year’s holiday season and a significant year-end increase in business activities.

        Other activities

        Elbit Trade’s business is influenced by seasonal shifts in the apparel market. During the winter season (December – February) and summer season (June – August), the apparel market, including Elbit Trade, commences discount sales to the public, which consequently increases Elbit Trade’s revenues and causes a decrease in the gross profit margin for such periods. In addition, Elbit Trade’s revenues may fluctuate due to seasonal purchasing by consumers, especially around holidays, such as Passover, which usually falls in the second quarter, and the Jewish New Year and other holidays, in the third and fourth quarters.

Patents and Proprietary Rights; Licenses

        PC is the registered owner of a European Community trademark “Plaza Centers + figures” During 2008, both we and PC have applied to the Trade Mark Registry in India, for the registration of trademarks for our Indian operations. The Indian applications are still pending.

        Pursuant to our agreements with Park Plaza and the Rezidor Hotel Group, our hotels are managed under the names: “Park Plaza”, “Radisson SAS” and “Park Inn.” We have also registered our CenterVille operations as a trademark in Romania.

        InSightec’s intellectual property includes ownership of 67 patents, out of which 25 are registered in the United States, 33 in various European countries, four in Japan and five in China. In addition, InSightec has submitted 45 patent applications, which remain pending and in process.

        InSightec has registered trademarks for “ExAblate,” ExAblate 2000” and “InSightec” in the United States, European Union, Canada and Israel.

        In our fashion and retail operations, our products are traded under the following trademarks: MANGO-MNG™ – pursuant to a license granted by Punto-FA; G-STAR™ – pursuant to a license granted by G-STAR International B.V.; and GAP™, GAP Kids™, Baby GAP™ and Banana Republic™ – pursuant to a license granted under a franchise agreement between Elbit Trade and GPS Strategic Alliances LLC, Gap (ITM) Inc., and Banana Republic (ITM) Inc.

Competition

        Shopping and entertainment centers

        We have been active in emerging markets since 1996, when we opened the first western-style shopping and entertainment center in Hungary and began to implement our vision of offering western-style retail and entertainment facilities to a growing middle class and an increasingly affluent consumer base. Over the past 13 years, we have expanded our operations in Central Europe and eastward into Poland, Greece, the Czech Republic, Latvia, Serbia, Romania, Bulgaria and India, and have proven our ability to anticipate and adapt to market trends and deliver innovative large-scale projects.

        There are a number of competitors in the Eastern and Central European countries in which we operate or intend to operate in the shopping and entertainment centers business, particularly in the larger capital cities. The following factors, however, should be noted:

—	shopping centers which are not in close proximity and which do not draw their clientele from the same population areas are not considered as being competitive;

—	we believe that large retail centers (known as “power centers”), even if they compete with our centers directly merely by virtue of their proximity to our shopping and entertainment centers, are at a disadvantage because they do not offer the entertainment facilities that are offered at our shopping and entertainment centers, and which we consider to be a significant element in the attraction of our patrons; and

—	in the regional cities of our targeted countries, competitive activity is more limited. In these cities, we compete with traditional shopping outlets. These outlets lack the added benefit of the entertainment activities that our centers offer and, accordingly, we believe that they have difficulty competing with us.

        In addition to several ad hoc entrepreneurial projects, there are a number of significant groups operating shopping and entertainment centers in CEE with whom we compete directly, namely Globe Trade Centre SA, ECE Projektmanagement GmbH and TriGranit Holding Limited. We compete with these chains, and with other developers, in the pre-development stage, in the cost of acquisition of such sites, in the development stage (in retaining suitably qualified architects, consultants and contractors) and in the operational stage, if the centers compete for the patronage of the same population. We also compete for quality “brand name” tenants to occupy rental units. In locations where competing centers are being constructed simultaneously, the first center to open generally enjoys an advantage over its competitor, which is the reason behind our emphasis on the expeditious completion of construction operations.

        Hotels

        The lodging industry in Europe has traditionally been classified on a grading system, with five-stars representing a luxury hotel and one-star a budget hotel. Most of our hotels enjoy a four-star grading, or qualify as four-star establishments, while some are designated as “Four Star Deluxe” establishments. Our Radisson SAS Bucharest Hotel is rated as a five-star hotel.

        Each of our hotels competes with other hotels in its geographic area for clientele, including hotels associated with franchisers, which may have more extensive reservation networks than those that may be available to us. We compete with other facilities on various bases, including room prices, quality, service, location and amenities customarily offered to the traveling public. Levels of demand are dependent upon many factors, including general and local economic conditions and changes in levels of tourism and business-related travel. Our hotels depend upon both business and tourist travelers for revenues.

        Many of these other companies are larger than us. However, we believe that our hotels nevertheless offer quality and value for competitive prices.

        The Image Guided Treatment Business

        The competition in the MRgFUS products field can be divided into two main categories: alternative minimally invasive surgery, or MIS, methods and competing image guided high intensity focused ultrasound, or HIFU, systems.

        With respect to MIS methods, in general, there are already tissue ablation methods in various MIS versions (e.g., radio frequency electromagnetic energy inserted into the body by a special needle, microwave ablation, laser and cryoablation, embolization, and irreversible electroporation), which are potential competitors of InSightec. Several of these are still undergoing clinical studies for various applications and are not FDA approved for certain or any applications. InSightec is not presently aware of any FDA (or other international regulatory agency) approved non-invasive treatment method in the clinical applications of breast tumors, uterine fibroids or brain tumors.

        InSightec faces competition from both traditional and minimally invasive solutions for the treatment of uterine fibroids and the other medical conditions that InSightec has targeted for its future applications. Traditional treatment methods for uterine fibroids and other medical conditions that InSightec has targeted for product development are more established, accepted and practiced widely among physicians, and reimbursed by healthcare insurance. In addition, there are potential competitors developing alternative treatment options for various medical indications, some of which may be relevant for the treatment of uterine fibroids. However, we are not aware of any MRI-guided treatments, or completely non-invasive procedures for that matter, for uterine fibroids or other medical conditions that are approved for commercial use or are in advanced stages of clinical trials. Potentially competitive technologies include laser therapies, radio frequency therapies, microwave therapies, cryogenic surgery, external beam radiation therapy, brachytherapy and radiation surgery.

        Recently, GE’s main competitors in magnetic resonance imaging, namely Philips and Siemens, have developed MRgFUS devices; Philips manufactures their own system whereas Siemens has partnered with Chongqing Haifu, a Chinese manufacturer of therapeutic ultrasound systems. As of May 2009, Philips has three systems currently installed in sites. These sites are participating in an FDA Phase I study for the treatment of uterine fibroids. This validates the uterine fibroid application for which InSightec’s ExAblate 2000 received FDA approval in 2004. Siemens and Chonqing Haifu have treated 23 patients in a Chinese study, and one paper has been published on this data. Siemens/Chonqing has no systems installed outside of China.

        We are currently aware of two Chinese companies (YDME and Chonqing Haifu) that have developed ultrasound guided HIFU devices to treat cancer. In 2008, YDME received FDA approval to start a phase I pancreatic cancer study in the United States but terminated that study due to its own financial reasons. The Chongqing Haifu system is used for initial clinical trials in China, including uterine fibroids as mentioned above. There are two HIFU companies that have developed devices specific for the treatment of prostate cancer. A French company called EDAP TMS and a U.S. company called USHIFU LLC offer ultrasound-guided focused ultrasound devices for treating prostate cancer.

        At present, to our knowledge, the Chinese ULSgFUS companies have focused their marketing efforts in Asia, and have not received any regulatory approvals outside of Asia. Chongqing HAIFU has placed a system in the United Kingdom and obtained a CE mark for treating liver and kidney cancer. The French (EDAP TMS) and U.S. (Focus Surgery Inc. and Misonix, Inc.) FUS companies focus on ultrasound-guided treatment of prostate cancer disease. To the extent InSightec enters the U.S. or European markets for the treatment of prostate cancer, it may face competition from both of these companies.

        Other Activities

        Fashion Retail

        Elbit Trade operates in a competitive market characterized by a large and increasing number of international and local brand stores and independent stores in Israel. Elbit Trade’s direct competitors include brand stores such as Zara, Castro, Fox, H&O, Honigman, Renuar and Golf which are located in the vast majority of the shopping centers in Israel. Increased competition could result in pricing pressure or loss of market share and adversely affect Elbit Trade’s revenues and profitability. Elbit Trade’s competition strategy includes: bringing in major international leading brands, localizing them, investing in branding, maintaining a compatible pricing strategy, spreading chains and making them accessible to the Israeli consumer.

Governmental Regulation

        Shopping and entertainment centers

        The development, construction and operation of shopping and entertainment centers are subject to various regulatory controls, which vary according to the country of activity. Some countries require that a developer provide an environmental report on the land before building permit applications are considered, while in other countries we usually have direct contact with the local authorities to receive basic information on environmental issues. In certain European countries, antitrust permits must be obtained before a foreign investor is allowed to acquire shares of a local entity. In most Eastern European countries, construction work may only begin after the lapse of the objection period provided for third parties whose interests may be affected by such permits, at which time the contestation permit becomes final. Generally, construction must commence within a specified period following issuance of the permit, otherwise, the construction permit may expire.

        Generally, the approval process for construction projects requires compliance with local zoning plans which state the conditions for construction and development and the designated permitted uses for the property. After review by the relevant authorities to verify that the developer complies with the local zoning plan, the developer must apply for a building permit, which includes the building design, permits, utility plans, surveys, environmental reports and any other documentation required by applicable law. Construction may commence upon receipt of a final valid building permit. Building permits are usually limited in time, and if construction does not commence before the expiration of the building permit, a developer will have to obtain a new building permit prior to construction. After completion, finished buildings are subject to operational inspection by environmental, sanitation, labor, utility and fire authorities. Once all approvals are obtained, an occupancy permit can be obtained for the building.

        In India, the term “real estate” has not been formally defined. A reference to this term is found in the National Industrial Classification Code, 1987 (“NIC Code”) under Group 820, which deals with the purchase, sale, letting and operating of real estate such as residential and non-residential buildings, developing and sub-dividing real estate into lots, lessor of real property, real estate agents, brokers and managers engaged in renting, buying and selling, managing and appraising real estate on a contract or fee basis. Foreign Direct Investment (“FDI’) in the real estate sector in India is governed by provisions of the Foreign Exchange Management Regulation and the Foreign Direct Investment Policy (“FDI Policy”) and the provisions of the policy statements issued by the Department of Industrial Policy and Promotion, Ministry of Commerce and Industry, Government of India, through various Press Notes.

        The Ministry of Commerce and Industry revamped the FDI regime for real estate by way of Press Note 2 (2005 Series), issued by the Department of Industrial Policy and Promotion, Ministry of Commerce and Industry, Government of India. In this Press Note the Government of India permitted FDI up to 100% under the automatic route in townships, housing, built-up infrastructure and construction-development projects (which includes, but is not restricted to, housing, commercial premises, hotels, resorts, hospitals, educational institutions, recreational facilities, city and regional level infrastructure), subject to restrictions pertaining, inter alia, to the following matters: (a) Minimum Area to be developed under each project; (b) Minimum Capitalization for each project; (c) Non-Repatriation of Original Investment (Lock-in period); (d) Project Completion Schedule; (e) Conformance with Local laws and Applicable Standards; (f) Obtaining Necessary Approvals; (g) Supervision by the State Government/ Municipal/Local Body concerned. Under the FDI Policy, we cannot acquire any agricultural land without a prior governmental approval. The process of grant of government approvals are time consuming in India and as a consequence may delay the implementation of the projects.

        In India, under the automatic route of the FDI Policy, foreign direct investments up to 100% of the investment are permitted in the cash and carry wholesale trading and export. Press Note 4 of 2006 states that the Government of India has reviewed the policy of FDI and decided to allow under the automatic route, FDI of up to 100% for “cash & carry wholesale trading and export trading”, subject to law relating to trading of single brand products.

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

        In most of the countries in which we operate hotels, we are required to comply with various regulations in connection with employees, in particular working hours’ regulations. For example: the hotel and restaurant industry in The Netherlands has a collective labor agreement which provides a grading system for employees in the hotel and restaurant industry. For each grade there is a minimum wage mandated. Among other things, the provisions of the collective labor agreement obligate the employer to provide money for employees for a number of funds. Also, the total obligations of companies that might arise from the termination of employees cannot be predicted.

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

        In June 1993, directive 93/42/EEC for medical devices was adopted by the EEC. In June 1998, this directive replaced the local regulation and ensured free transfer of qualified medical equipment among member states. Medical devices that meet the established standards, receive certification represented by the symbol “CE”. There are two types of certifications that are granted: (1) general certification of a company and (2) certification for a specific product. Instead of choosing to comply with directive 93/42/EEC, InSightec decided to comply with international Standard ISO 9001 (European standard EN 290001) ENTITLED “Model for Quality Assurance in Design, Development, Production, Installation and Servicing”, and its extension to medical products, EN 46001, satisfies the medical device directive. On May 10, 2001, InSightec obtained a certification by the European Notified Body that it complies with the requirements of ISO 9001 and EN 46001. ISO 9001 and EN 46001 have been replaced by international standard ISO 13485 entitled “Medical Devices – Quality management systems – requirements for regulatory purposes”. InSightec obtained a certification of compliance with the new standard in March 2004, and is subject to annual audits by the European Notified Body to renew the certification in accordance with all applicable updates of the standard.

        Residential Projects

        For information regarding governmental regulation applicable to our residential and mixed-use real estate projects, see “Governmental Regulations – Shopping and Entertainment Centers” above.

        Other Activities

        Fashion Retail

        The principal regulatory requirements for our Fashion Retail operations in Israel include: (i) compliance with the Israeli Consumer Protection Law, 5741-1981; (ii) maintaining various licenses and permits issued by governmental authorities (including receiving applicable standards from the Israeli consumer standard institute for certain imported accessories); (iii) compliance with employment regulations; and (iv) compliance with customs and other importing regulations.

        Hospital Sector

        There are currently no pre-conditions or requirements to be fulfilled by an investor for investing in the hospital sector in India, so that 100% FDI under the automatic route is permitted in this sector, in order to give a boost to the health care industry in India.

        Dairy Farming

        Non-residents, non-resident Indians (“NRIs”) and overseas corporate bodies (“OCBs”) are prohibited from investing in agricultural or plantation activities in India. However, 100% FDI is permitted under the automatic route in floriculture, horticulture, development of seeds, animal husbandry, pisciculture, aqua-culture, cultivation of vegetables, mushrooms under controlled conditions and services related to agro and related allied sectors by non-residents, NRIs and OCBs. The exact definition or scope of activities that are covered under animal husbandry are not provided for in the FDI guidelines. The National Industrial Classification Code, 1987 provides under the broad head of “Raising of Livestock” to include sub heads such as cattle breeding, raising of livestock and production of milk and other livestock products etc. Thus, activities related to dairy farming fall under the category of “raising of livestock.”

        The Department of Industrial Policy and Promotion in India has clarified that a foreign company which proposes to set up a subsidiary in India to engage in Animal Husbandry can acquire and hold agricultural land to be used for such activity.

C.	ORGANIZATIONAL STRUCTURE

        We are a subsidiary of Europe-Israel (M.M.S.) Ltd. (“Europe-Israel”), which holds approximately 47.74% of our ordinary shares. See “Item 7.A. – Major Shareholders” below. Europe Israel is wholly owned by Control Centers Ltd., a privately held Israeli company, which is controlled by Mr. Mordechay Zisser, who serves as our Executive Chairman of the board of directors. Our significant subsidiaries and companies in which we have a significant interest as of December 31, 2008, are as follows:

NAME OF COMPANY	ABBREVIATED NAME	COUNTRY OF ORGANIZATION	THE COMPANY'S DIRECT/INDIRECT OWNERSHIP PERCENTAGE

Elscint Ltd.	Elscint	Israel	100%
BEA Hotels NV	BEA	The Netherlands	100%
Elbit Ultrasound (Netherlands) BV	EUBV	The Netherlands	100%
Elbit Plaza India Real Estate Holdings Limited	EPI	Cyprus	100% (*)(**)
InSightec Ltd.	InSightec	Israel	71.7% (***)
Plaza Centers N.V.	PC	The Netherlands	70.6%(****)
Elbit Trade & Retail Ltd.	Elbit Trade	Israel	100%

(*)	We hold 47.5% of the shares in EPI directly, and additional 47.5% through PC. For additional information as to the joint venture signed between us and PC regarding EPI, see “Item 4.B – Business Overview – Residential Projects.”
(**)	For details as to the grant of 5% of EPI’s equity to Mr. Abraham (Rami) Goren, our Executive Vice Chairman of the board of directors. See “Item 6.B. Directors, Senior Management and Employees – Compensation of Directors and Officers – Agreements with our Executive Vice Chairman.”
(***)	Approximately 53% on a fully diluted basis, excluding warrants granted by InSightec contingent upon certain rates of return as well as 2,000,000 options exercisable into InSightec’s ordinary shares which vest upon the initial public offering of InSightec. For updated holdings following our 2009 investment in InSightec, see “Item 4.B. Business Overview – The Image Guided Treatment Business”
(****)	For updated holding following share repurchase program in respect of the shares of PC, see “Item 5.A. Operating and Financial Review and Prospects – Overview”

D.	PROPERTY, PLANTS AND EQUIPMENT

        Our operational portfolio consists of various freeholds, leaseholds and other tangible assets. For details as to such real estate portfolio, see “Item 4.B – Business Overview.” Hereunder, we present information regarding certain tangible fixed assets including leasehold properties that do not form part of our operational portfolio, but rather serve as basis for our and our subsidiaries’ offices and management.

        We lease approximately 1,997 m2 including warehouse area (not including parking places of 50 m2) for management and administration purposes in an office building in Tel-Aviv, Israel, until September 2016 with an option to extend the lease for a 10-year period. Aggregate rental fees (excluding VAT) paid by us in 2008, with respect to such lease were approximately NIS 1,637,938 (approximately $430,080).

        In addition thereto, we lease approximately 240 m2 (not including parking area) in an office building in Herzliya, Israel for an annual rental fees of NIS 125,300 (approximately $33,000).

        PC’s headquarters are located in an office building located on Andrassy Boulevard, Budapest, Hungary. The building is located on an 800 m2 plot and consists of four floors, an atrium and a basement, with a total built area of approximately 2,000 m2.

        PC also owns a villa converted into an office building, located in the center of Bucharest. The total office area is approximately 700 m2 build on a plot of approximately 600 m2 and consists of three floors, a basement and a garage.

        Elbit Trade leases approximately 550 m2 of office space in Tel Aviv, Israel, for its management and administration activities until June 2013 with an option to extend the lease for a 10-year period. Monthly rental and management fees payable by Elbit Trade are NIS 41,250 (approximately $10,850).

        InSightec leases its main office and research and development facilities, located in Tirat Carmel, Israel, pursuant to a lease that expires in August 2013, with an option to renew the lease for up to five years. Pursuant to such agreement, InSightec occupies approximately 6,011 m2 in Tirat Carmel and Or-Yehuda. Total annual rental expenses under these leases are $1.1 million. InSightec also leases offices in Dallas, Texas for an annual rental fee of $140,000.

        For additional information about any mortgages and other encumbrances relating to our properties, see “Item 5.B. Liquidity and Capital Resources – Other Loans.”

ITEM 4.A.	UNRESOLVED STAFF COMMENTS.

        Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

Overview

        We operate in the following principal fields of business:

—	Shopping and Entertainment Centers – Initiation, construction, operation, management and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India.

—	Hotels – Hotel ownership, operation, management and sale, primarily in major European cities.

—	Image Guided Treatment – Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment.

—	Residential Projects – Initiation, construction and sale of residential projects and other mixed-use real projects, predominantly residential, located in Eastern Europe and in India.

—	Other Activities – (i) The distribution and marketing of fashion apparel and accessories in Israel; (ii) venture-capital investments; and (iii) investments in hospitals, and farm and dairy plants in India, which are in preliminary stages.

        Our revenues from the sale of real estate and trading property are subject to the execution and consummation of sale agreements with potential purchasers. In periods when we consummate a sale of a real estate asset we record revenues in substantial amounts and as a result we may experience significant fluctuations in our annual and quarterly results. We believe that period-to-period comparisons of our historical results of operations may not necessarily be meaningful or indicative and that investors should not rely on them as an indication for future performance.

        Our functional currency is NIS. Our consolidated financial statements are also presented in NIS. Since our revenues and expenses are recorded in various currencies, our results of operations are affected by several inter-related factors, including the fluctuations of the NIS compared to other currencies at the time we prepare our reports.

        Financial data included in this discussion was derived from our consolidated financial statements and the analysis herein is based on our general accounting records and published statistical data. Such financial data has been rounded to the nearest thousand or million.

        The following acquisitions and other activities affected our operational results for 2006, 2007 and 2008 and may continue to affect our operational results in the coming years. For additional information, see “Item 4. Information on the Company.”

        2008

—	In 2008 PC issued additional unsecured non-convertible series B notes to investors in Israel in an aggregate principal amount of approximately NIS 798.5 million (approximately $210 million). These Series B Notes were listed for trade on the TASE and bear annual interest of 5.4%. In addition, in 2008 PC executed several cross currency interest rate swap transactions with Israeli banks in the total principal amount equal to the amount of the Series B Notes.

—	In 2008, we opened our 424 room Radisson SAS Bucharest Hotel, in Bucharest, Romania. Our Radisson SAS Bucharest Hotel is an integrated part of our Centerville complex. The hotel is managed by the Rezidor Hotel Group under the “Radisson SAS” brand name. During 2008 and through the opening of the Radisson SAS Bucharest Hotel, we have invested in this project a total of €20 million (approximately $28 million).

—	During 2008 the Radisson SAS Astrid Antwerp Hotel renovated its third floor to include 19 brand-new luxury apartment suites. Our investment in such renovation costs, including the rebranding of the hotel under the “Radisson SAS” brand, totaled €10 million (approximately $1 4million).

—	In November 2008, PC bought the 50% interest of its joint venture partner in its Koregaon Park development, for a total consideration of approximately $20 million, which includes all of the cost invested by such partner.

—	In October 2008, we and PC commenced a share repurchase scheme of PC’s shares, through a series of on market purchases. As of December 31, 2008, we purchased PC’s shares for an amount of approximately €0.12 million (approximately $0.17 million), and PC repurchased its shares for an amount of approximately €5.5 million (approximately $7.66 million),

—	In August 2008, we signed a joint venture agreement with PC, for the development of mixed-use projects in India. Under the agreement, PC acquired from us a 47.5% stake in our subsidiary EPI. Consideration for the 47.5% acquisition was approximately $126 million, reflecting 50% of loans and financing invested by us in respect of three mixed-use projects in India. For additional information on the three mixed-use projects, see “Item 4.B. Business Overview – Residential Projects.”

—	In July 2008, PC completed the handover of Plzen Plaza to Klepierre SA, a leading French property group (“Klepierre”). Plzen Plaza Shopping and Entertainment Center is located in the city of Plzen, the Czech Republic, and was pre-sold to Klepierre in 2005. The asset value of the Plzen Plaza amounted to approximately €61.4 million (approximately $_85.5 million) and the cash consideration paid to PC amounted to €54.6 million (approximately $ 76.1 million).

—	In May 2008, the Dream Island consortium won, via a competitive tender, the first ever major casino license to be awarded in Hungary for its planned entertainment and mixed-use Dream Island Project, intended to be developed in central Budapest. The exclusive casino license has been granted for 20 years from the date of opening of the casino, with a ten-year extension option, during which time no further major casino licenses will be granted by the Hungarian government in the area of Budapest. The grant of this license will enable the consortium to commence construction of this major mixed-use project.

—	In March 2008, we entered into definitive agreements with one of the leading developers in Bangalore, India, for the joint development of the Bangalore Project. During 2008 we paid an amount of INR 842.8 million in consideration of a 50% share of the first 54 Acres, and an amount of INR 1,861.5 million as an interest bearing advance payment on account of future acquisition of 50% of the next 35.6 acres, and all in addition to amounts paid in respect of this project in 2007. As of the date of this annual report, EPI has advanced an amount of approximately INR 674 million (approximately $13.7 million) in order to secure acquisitions of approximately 16 acres.

—	In January 31, 2008, PC entered into a joint venture partnership with BAS to develop residential and office projects in Romania. The newly established company, Plaza-Bas B.V. acquired the shares currently held by BAS in seven residential and office development projects. Plaza Bas is 50.1% owned by PC and the remaining 49.9% is owned by BAS

—	In January 2008, we acquired the Park Inn Hotel in Antwerp, Belgium, for a purchase price (including certain acquisition expenses) of €4.7 million (approximately $6.55 million). During 2008 we completed the renovation and refurbishing of the hotel and in December 2008 it commenced its operation under the “Park Inn” brand name. Our additional investment in the renovation and refurbishing of the Park Inn Hotel totaled €5.3 million (approximately $7.4 million).

—	During 2008 and through May 31, 2009, we opened five additional MANGO stores and two additional G-STAR stores. Our aggregate investment in such stores totaled approximately NIS 26 million (approximately $ 6.8 million).

—	During 2008 and through May 31, 2009, we invested an aggregate of $1.9 million in our venture capital companies.

—	We recently acquired an airplane to serve for our Indian operations. Acquisition costs amounted to $13.7 million.

        2007

—	During 2007 we issued three series of unsecured non-convertible notes (Series D, E and F) in an aggregate principal amount of approximately NIS 1,034.2 million. The notes are linked to the increase in the Israeli consumer price index (the “CPI”). The notes were listed for trade on the TASE and bear annual interest of 5% to 6.3%.

—	During 2007 PC issued unsecured non-convertible Series A notes in an aggregate principal amount of approximately NIS 305 million. The notes were listed for trade on the TASE and bear annual interest of 4.5%. In addition, in 2007 PC had executed a cross currency interest rate swap transaction with an Israeli bank in a total principal amount equal to amount of the Series A Notes.

—	In December 2007, we entered into an agreement for the acquisition of an 80% stake in a joint venture company which will purchaser up to 135 acres (approximately 546,000 square meters of land in Chennai (formerly Madras), India. For further information about this project, see “Item 4.B – Business Overview – Mixed Use / residential Projects – Chennai, Tamil Nadu State, India.”

—	In December 2007, PC completed the sale of its Arena Plaza shopping and entertainment center in Budapest, Hungary, to United Kingdom based active Asset Investment Management (“aAIM”), with effect from November 30, 2007. The asset value at the closing was determined to be €381 million. The net cash consideration received by PC in January 2008 was €254.8 million. In addition, during 2008 PC received an additional cash consideration amounting to €5.6 million (approximately $7.8 million) from aAIM as a result of purchase price adjustments of the transaction.

—	In November 2007, InSightec completed an internal round of financing of $30 million from its existing investors. The investment is in the form of Series A Preferred convertible shares, which are convertible to InSightec’s ordinary shares subject to the fulfillment of certain conditions stipulated in the agreement. We invested $19.8 million in the Series A Preferred convertible shares.

—	In July 2007, the Lublin Plaza shopping and entertainment center in Lublin, Poland, in which PC holds a 50% stake, was sold to Klépierre. The asset value (100%) of the Lublin Plaza shopping and entertainment center totaled approximately €78 million. The net cash consideration received by PC in respect of its 50% holding was €27.3 million.

—	In July 2007, Elscint completed a transaction for the sale of the “Arena”shopping and entertainment center, located at the Herzliya Marina in Israel (“Arena Center”), pursuant to which, the buyer acquired all rights in and to the Arena Center reflecting an asset value of NIS 538 million. The net consideration received by us was NIS 335.2 million. Following purchase price adjustments, to be calculated based on Arena Center’s adjusted rent revenues (as this term is defined in the agreement) as of June 30, 2009, an additional amount of up to NIS 10.5 million may be paid to us.

—	In June 2007, Elscint completed a sale of its 50% interest in a company (“Andrassy”) which owns the building known as the “Ballet Institute Building” located in Budapest, Hungary. The net cash consideration was €29.8 million of which Elscint’s share was €14.9 million.

—	In June 2007, PC completed the sale of the Duna Plaza offices in Budapest, Hungary, to Klepierre for €14.2 million.

—	In May 2007, PC completed the delivery of two shopping and entertainment centers in Poland, the Rybnik Plaza and the Sosnowiec Plaza to Klepierre, (see also “Item 10.C. Material Contracts – Shopping and Entertainment Centers” below), reflecting a total asset value of €89.3 million. The net cash consideration received by PC was €48.2 million.

—	In July 2007, we entered into an agreement with the Israel Land Administration, according to which we leased a plot of approximately 44,600 m2 in Tiberius, Israel for a term of 49 years (through 2056) with an option to extend the lease term for an additional 49 years. The total consideration paid for this land, on which we intend to construct a hotel, amounted to NIS 30.6 million.

—	In 2007, we paid an amount of INR 2,000 million as a refundable advance payment in respect of the Bangalore Project in India.

—	During 2007 we invested an amount of €21.7 million in the construction of the Radisson SAS Bucharest Hotel in Romania.

—	During 2007 we invested in our venture capital companies a total aggregate amount of $2.5 million.

        2006

—	During 2006 we issued three series of unsecured non-convertible notes to investors in Israel in the aggregate principal amount of approximately NIS 1.1 billion. All such series of notes were registered for trade on the TASE. For additional information about this notes see “Liquitidy and Capital Resources – Other Loans” below.

—	In December 2006, our jointly owned subsidiary executed an agreement for the acquisition of a historical office building with appurtenances and land located next to the Victoria Hotel in Amsterdam, in order to refurbish it and make it an extension to our Victoria Hotel. The total purchase price was €14 million.

—	In October 2006, PC successfully completed an initial public offering and admission of its shares for listing on the Official List of the UK Listing Authority, for trading on the London Stock Exchange. The total amount raised by PC (including the exercised over allotment options and net of related expenses) amounted to €234.5 million.

—	In August 2006, InSightec issued convertible debentures in the aggregate principal amount of $15 million to its shareholders. Our share in such round of investment was $9.8 million.

—	In June 2006, PC completed the construction and delivery of the Novo Plaza shopping and entertainment center, to Klepierre. The value of the Novo Plaza amounted to €43.9 million. Net consideration received by PC was €5 million.

Critical Accounting Policies and Estimates

General

        A “critical accounting policy” is one that (i) is important to the portrayal of an entity’s financial condition and results of operations and (ii) requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

        In the application of our accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. In addition, in the process of applying our accounting policies, management makes various judgments, apart from those involving estimations that can significantly affect the amounts recognized in the financial statements.

        The followings are the critical judgments and key sources of estimation uncertainty, that management has made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in financial statements.

Use of estimates

        Litigation and other contingent liabilities

        We are involved in litigation and other contingent liabilities in substantial amounts including certification requests for class actions (see note 24B. to our annual consolidated financial statements included in this annual report). We recognize a provision for such litigation when it is probable that we will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. We evaluate the probability and outcome of these litigations based on, among other factors, legal opinions, consultation and past experience. The outcome of such contingent liabilities may differ materially from management’s assessment. We periodically evaluate these assessments and make appropriate adjustments to our consolidated financial statements. In addition, as facts concerning contingencies become known, we will reassess our position and make appropriate adjustments to the consolidated financial statements.

        Share based payment arrangements

        We adopted several stock based compensation arrangements for employees, directors and service providers. Stock based compensation arrangements are measured at fair value. Fair value is usually determined using an option pricing model which requires management to make judgment and assumptions regarding the following variables: share price in respect of options plans adopted by our private investees which has no quoted market price; the expected stock price volatility over the term of the plan; and actual and projected employee stock option exercise behaviors. The fair value of certain stock based compensation arrangement was computed based on a report of a third party expert.

        Accounting for income taxes

        The calculation of our tax liabilities involves dealing with uncertainties in the application and/or interpretation of complex tax laws, tax regulations and tax treaties, in respect of various jurisdictions in which we operate and which frequently vary. In addition, tax authorities may interpret certain tax issues in a manner other than that which we have adopted. Should such contrary interpretive principles be adopted upon adjudication of such cases, our tax burden may be significantly increased. In calculating our deferred taxes, we are required to evaluate (i) the probability of the realization of our deferred income tax assets against future taxable income and (ii) the anticipated tax rates in which our deferred taxes would be utilized.

        Embedded derivative financial instruments

        We are committed to pay to a financing bank an additional exit fee in the event of cash distributions deriving from the sale, disposal or refinancing of the hotels which were financed by the bank loan funds or in the event of other repayment of the loan. The exit fee will be calculated as the amount equivalent to 15% of the difference between the market value of the hotels as determined in such transaction and the current agreed value of the hotels. We determined the fair value of the exit fee using an economic model which requires management to make judgments and assumptions regarding the following variables: the fair value of the hotels; the expected volatility of the hotels; and the probability and the term for a transaction to occur. The fair value of the embedded derivative was computed based on a report of a third party expert.

        Potential penalties, guarantees issued and expired building permits

        Penalties and guaranties are part of the on-going construction activities, and result from obligations we have towards third parties, such as banks and municipalities. Our management is required to provide estimations about risks evolving from such potential guarantees or penalties that we might have to pay. In addition, we are subject to authorizations from local authorities in respect of building permits. It may occur that building permits will expire and might cause us additional costs and expenses, delays or abandonment of construction works.

        Valuation of Swap transactions.

        PC has executed several swap transactions with Israeli banks in order to swap the interest rate and currency linkage of its notes from NIS linked to the CPI to Euro. The derivatives are measured at fair value at each balance sheet date. The valuation of the derivative was computed based on a report of a third party expert. Such valuation techniques incorporate assumptions that other market participant would use in their valuations, including assumption about interest rate yield curves.

        Valuation of notes measured at fair value through profit and loss

        The fair value of PC’s notes was generally determined with reference to price quotation in an active market, as the notes are traded on the TASE. Notwithstanding the aforesaid, as a result of the finance and real estate world wide crisis that put the market in turmoil mainly during the fourth quarter of 2008, PC’s notes were characterized by a significant decrease in the volume of trading, a significant increase in the spread between the BID and the ASK prices and a significant increase in the risk premium attributable to PC’s notes as of December 31, 2008. Consequently ,and based on a third party professional advice, PC’s management is of the opinion, that there are significant indications that the trade in the notes as of the end of 2008 points to the existence of inefficient market and that the market for PC’s notes is no longer active as of December 31, 2008.

        PC received valuation reports from three different external appraisals having appropriate and recognized qualifications as well as experience in evaluating fair value of notes. While performing their valuations, each of the appraisers used observable inputs developed on the basis of market data. Two of the appraisers used the discounted cash flow method taking into consideration the terms and maturity of the notes as well as market interest rates and PC’s estimated credit risk. The third appraiser used the Merton model, taking into consideration PC’s asset value, risk free interest, standard deviation of assets and exercise price. Based on all the abovementioned, PC’s management is of the opinion that the quoted market prices of the notes on the TASE as of December 31, 2008 should not be used as evidence of fair value. Accordingly, the fair value of PC’s notes as of December 31, 2008 was determined based on the average values of the notes as determined by the three external appraisals as reported in their valuation reports.

        The quoted market price, as of December 31, 2008, of PC’s series A notes was NIS 0.563 as opposed to an average of NIS 0.812 using the valuation technique described above. The quoted market price of PC’s series B notes was NIS 0.679 as opposed to an average of NIS 0.852 using the valuation technique described above.

        As of December 31, 2007, PC’s Series A notes were not traded in the stock exchange and therefore have no quoted prices. Accordingly the fair value of these notes was determined by relying on a report of a third party expert. The calculation of the fair value is sensitive to changes in market conditions and is based on assumptions that are reasonable but can not be virtually guaranteed.

        Impairment/ write down of real estate properties

        The recognition of an impairment or write down of our real estate assets is subject to a considerable amount of estimates, the results of which, when applied under different principles or different conditions or assumptions, are likely to result in materially different amounts and could have a material adverse impact on the consolidated financial statements.

        For our property, plant and equipment (mainly hotels) and investment property, we evaluate the existence of any other-than-temporary decline, and hence, the need for an impairment loss on our real estate assets (operating or under construction), when indicators of impairment are present. Such evaluation is based on the higher of (i) our estimated selling price in the open market or (ii) the estimated value-in-use, based on discounted operational cash flows (before interest and income tax charges), expected to be generated by those assets (“Recoverable Amounts”).

        For our trading property (shopping centers designated for sale and residential), such evaluation is based on the estimated selling price in the ordinary course of business less all estimated costs of completion and cost necessary to make the sale (“Net Realizable Value”).

        Estimations of the Recoverable Amount and/or Net Realizable Value involve, generally, critical estimation in respect of the future operational cash flows expected to be generated from the real-estate asset and the yield rate which will be applied for each real estate asset.

        Determination of the operational cash flow expected to be generated from the real estate asset is based on reasonable and supportable assumptions as well as on historical results adjusted to reflect our best estimate of future market and economic conditions that management believes will exist during the remaining useful life of the assets. Such determination is subject to significant uncertainties. In preparing these projections, we make a number of assumptions concerning market share of the real estate asset, benchmark operating figures such as occupancy rates and average room rate (in respect of hotels) rental and management fees rates (in respect of shopping and entertainment centers), selling price of apartments (in respect of residential units), costs of completion of the real estate asset, expected operational expenses and others.

        The yield rate reflects economic environment risks, current market assessments regarding the time value of money, industry risks as a whole and risks specific to the assets, and it also reflects the return that investors would require if they were to choose an investment that would generate cash flows of amounts, timing and risk profile equivalent to those that we expect to derive from the assets. Such rate is generally estimated from the rate implied in current market transactions for similar assets.

Critical judgment in applying accounting policies

        Revenue recognition from sale of trading property

        Revenues from sale of real estate assets are recognized when all the criteria mentioned in note 2 AC. (see our annual consolidated financial statements included in this annual report) are met. Determination whether these criteria have been met for each sale transaction, requires a significant judgment by our management.

        Significant judgment is made in determining whether, as of the balance sheet date, we have transferred to the buyer the significant risks and rewards associated with the real estate assets sold. Such determination is based on an analysis of the terms included in the sale agreement executed with the buyer as well as an analysis of other commercial understandings with the buyer in respect of the real estate sold. Generally, the sale agreement with the buyer is signed during the construction period and the consummation of the transaction is subject to certain conditions precedents which have to be fulfilled prior to delivery. Revenues are, therefore, recognized when all the significant conditions precedent included in the agreement have been fulfilled by us and/or waived by the buyer prior to the balance sheet date.

        The delivery of a commercial center to the buyer is generally executed close to the end of construction and to the opening of the commercial center to the public. As a result, we have to use estimates in order to determine the costs and expenses required to complete the construction works which, as of the delivery date, have not been completed and/or been paid in full.

        Generally, we are provided with a bank guaranty from the buyer for the total estimated proceeds in order to secure the payment by the buyer upon delivery. Therefore, in such event, we do not assume any significant risks in respect of payment of the proceeds by the buyer.

        Capitalization of financing costs

        We capitalize finance expenses of real estate assets under construction from commencement of activities for the preparation of the assets for their intended use or sale. Such determination requires management to use critical estimations and assumptions as well as judgment to determine whether a specific asset under construction or development is qualified for capitalization. Borrowing costs qualified for capitalization includes mainly: Interest expenses (including linkage to the CPI), amortization of cost of raising debts and foreign exchange differences on borrowing, to the extent that they are considered as an adjustment to interest costs. In order to determine whether foreign exchange differences are considered as an adjustment to the interest expenses, management is required, for each specific loan, to evaluate the alternative borrowing cost for a loan that would have been provided in the functional currency of the borrower under same terms and conditions as the actual loan. Such determination requires management to use a considerable amount of judgment and estimations. In addition, we use critical judgment in respect of capitalization of non-specific borrowing costs to qualified assets in the consolidated financial statements.

        Classification of investment as held to maturity

        We invested an amount of €73 million (approximately $101.7) in financial notes (see note 10A.(ii) to our annual consolidated financial statements included in this annual report). We considered our capital management policy and our liquidity requirement for operational activities, and decided that we have the positive intent and ability to hold these notes to maturity. Accordingly, the investment in the notes is presented in our financial statements as held to maturity.

        We examined if there is objective evidence for impairment loss for the notes, which mainly includes the decrease in the quoted market value of the notes (which was provided to us by the issuing bank as of the balance sheet date) in approximately 35% below their cost (approximately NIS 133 million). Following said examination we concluded that, as of the balance sheet date, there is no objective evidence which should lead to impairment of these notes.

        Transfer of real estate assets from investment property to trading property

        During 2007 and 2008 we acquired plots of land in India. At the initial recognition, we classified the cost of acquisitions of these plots as an investment property (or payment on account of investment property in case of advance payment to secure the land acquisitions), since as of the acquisition date, we did not have a defined and final designated use for these plots. At the end of 2008, we examined the designated use of these plots and transferred an amount of NIS 425.7 million (approximately $112) (which reflect the cost of acquisitions of these plots) to trading property. A transfer of real estate assets from investment property to trading property is done when there has been a change in the use of the real estate asset, which is supported by evidence as to the beginning of development of the real estate asset for its intended use or sale. A significant judgment is made in the determination whether, as of the balance sheet date, the aforementioned criteria have been fulfilled for each plot. Such determination is generally based on current achievable plans of our management for each real estate asset as well as the actual steps executed by us in order to implement this plan.

Recently issued accounting standards

        For information on recently issued accounting standards under IFRS, see Note 2 AI to our consolidated financial statements included in this annual report.

A.	Operating Results

Presentation method of financial statements

        We are involved in investments in a wide range of different activities. Accordingly, management believes that its income statements should be presented in the “single – step form.” According to this form, all costs and expenses (including general and administrative and financial expenses) should be considered as continuously contributing to the generation of overall income and gains. We also believe that our operating expenses should be classified by function to: (i) those directly related to each revenue source (including general and administrative expenses and selling and marketing expenses relating directly to each operation); and (ii) overhead expenses which serve the business as a whole and are to be determined as general and administrative expenses.

        Our strategy in respect of PC’s shopping and entertainment centers is to dispose of shopping and entertainment centers upon completion, subject to certain exceptions (see “Item 4.B. Business Overview – Shopping and Entertainment Centers – Business Concept Strategy”). Therefore, PC’s shopping and entertainment centers are presented within current assets as trading property and our revenues from these shopping and entertainment centers are derived from their disposal to third parties.

        Our policy in respect of the hotels segment is to designate the hotels to be managed and operated by our management companies. Consequently, our hotel assets are presented as part of our property, plant and equipment in the financial statements.

Translation of statements of income of foreign operations

        The majority of our businesses, which operate in various countries, report their operational results in their respective functional currency which differ from the NIS (our reporting and functional currency). We translate our subsidiaries’ result of operations into NIS based on the average exchange rate of the functional currency against the NIS. Therefore, a devaluation of the NIS against each functional currency would cause an increase in our reported revenues and the costs related to such revenues in NIS while an increase in the valuation of the NIS against each functional currency would cause a decrease in our revenues and costs related to such revenues in NIS.

        The following table presents our statements of income for each of the three years ended December 31, 2008, 2007 and 2006:

	December 31
	2008	2007	2006	2008
				Convenience translation
	(in NIS thousands)			In $ thousands
	(Except for per-share data)

Revenues and gains
Commercial centers	524,163	2,917,616	397,202	137,865
Hotels operations and management	384,220	395,227	351,610	101,057
Gains from sale of real estate assets	-	62,621	81,794	-
Sale of medical systems	38,076	49,648	85,824	10,015
Gains from change of shareholding in
subsidiaries	49,122	5,310	667,014	12,920
Sale of fashion merchandise	102,736	68,139	58,035	27,022

	1,098,317	3,498,561	1,641,479	288,879

Expenses and losses
Commercial centers	432,760	1,714,253	395,814	113,825
Hotels operations and management	354,850	330,063	308,623	93,332
Cost and expenses of medical systems operation	55,469	69,953	71,746	14,590
Cost of fashion merchandise	118,040	80,308	67,834	31,047
Research and development expenses	68,759	69,559	73,538	18,085
General and administrative expenses	54,944	116,992	66,983	14,451
Share in losses (profits) of associates, net	12,952	12,667	(736)	3,407
Financial expenses	296,527	232,566	132,310	77,992
Financial income	(135,278)	(73,293)	(19,219)	(35,581)
Change in fair value of financial instruments
measured at fair value through profit and loss	(225,244)	(18,347)	5,495	(59,244)
Other expenses, net	68,797	38,233	77,048	18,095

	1,102,576	2,572,954	1,179,436	289,999

Profit (loss) before income taxes	(4,259)	925,607	462,043	(1,120)
Income taxes (tax benefit)	24,736	16,288	(1,787)	6,506

Profit (loss) from continuing operations	(28,995)	909,319	463,830	(7,626)
Profit from discontinued operation, net	4,934	10,289	35,665	1,297

Profit (loss) for the year	(24,061)	919,608	499,495	6,329

Attributable to:
Equity holders of the Company	(103,714)	539,749	510,803	(27,279)
Minority interest	79,653	379,859	(11,308)	20,950

	(24,061)	919,608	499,495	(6,329)

        2008 compared to 2007

        Revenues and Gains

        Total revenues and gains decreased to NIS 1,098 million ($288.9 million) in 2008 compared to NIS 3,498.5 million in 2007. Set forth below is an analysis of our revenues and gains:

        (I) Revenues from shopping and entertainment centers decreased to NIS 524.2 million ($137.9 million) in 2008 compared to NIS 2,917.6 million in 2007. This revenue is derived from:

(i)	Revenues from the sale of trading property in the amount of NIS 439.3 million ($115.5 million) in 2008 compared to NIS 2,819.8 million in 2007. This decrease is attributable to the sale of one commercial center in 2008 (Plzen Plaza in the Czech Republic) compared to sale of four commercial centers in 2007 (Arena Plaza in Hungary, and Rybnik Plaza, Sosnowiec Plaza and Lublin Plaza in Poland); and

(ii)	Revenues from the operations of shopping and entertainment centers in the amount of NIS 84.8 million ($22.3 million) in 2008 compared to NIS 97.8 million in 2007. This decrease is mainly attributable to the sale of the Arena Herzliya shopping and entertainment center in Israel in mid 2007, offset in part by an increase in entertainment operations within the commercial centers, and from the operations of the Plzen Plaza commercial center in the first half of 2008.

        (II) Revenues from hotels’ operations and management decreased to NIS 384.2 million ($101 million) in 2008 compared to NIS 395.2 million in 2007. This decrease is attributable to the devaluation of the average exchange rates of the British Pound and the Euro (which are the functional currencies of our hotels in the United Kingdom and in Benelux) against the NIS, offset by an increase in revenues mainly due to the opening of the Radisson SAS Bucharest Hotel in Romania in the second half of 2008.

        (III) Gains from the sale of real estate assets and investments, net, are in respect of transaction for the sale of investment property and property, plants and equipment (mainly hotels). In 2008 we did not execute any such transaction and therefore we did not record any gain in this year. In 2007 we recorded gains from such transactions amounting to NIS 62.6 million, as a result of the sale of the Ballet Institute Building and the Duna Plaza Offices, both in Budapest, Hungary.

        (IV) Revenues from the sale of medical systems decreased to NIS 38.1 million ($10 million) in 2008 compared to NIS 49.6 million in 2007. This decrease is mainly attributable to a decrease in the number of ” ExAblate 2000” systems sold to 10 systems in 2008 compared to sales of 12 systems in 2007, and to the devaluation of the average U.S. dollar exchange rate (the functional currency of InSightec) against the NIS.

        (V) Change in shareholding of subsidiaries in 2008 amounted to a gain of NIS 49.1 million ($12.9 million) compared to NIS 5.3 million in 2007. The gain in 2008 is attributable mainly to an increase in our shareholding in PC as a result of the repurchasing of PC shares on the market. The gain in 2007 is attributable to a decrease in our shareholding in InSightec as a result of the issuance of Preferred A Shares by InSightec in November 2007.

        (VI) Revenues from sale of fashion retail increased to NIS 102.7 million ($27 million) in 2008 compared to NIS 68.1 million in 2007. This increase is attributed mainly to the opening of eight new stores during 2008.

        Expenses and losses

        Our expenses and losses were NIS 1,102.6 million ($290 million) in 2008 compared to NIS 2,573 million in 2007. Set forth below is an analysis of our expenses and losses:

        (I) Expenses of commercial centers decreased to NIS 432.7 million ($113.8 million) in 2008 compared to NIS 1,714.3 million in 2007. This decrease is attributable to:

(i)	A decrease in cost of trading property sold in 2008 in the amount of NIS 232.7 million ($61.2 million) in 2008 compared to NIS 1,492 million in 2007. Such costs in 2008 are attributable to the sale of one commercial center (Plzen Plaza in the Czech Republic) as compared to the sale of four commercial centers during 2007 (Arena Plaza in Hungary, and Rybnik Plaza, Sosnowiec Plaza and Lublin Plaza in Poland); and

(ii)	A decrease in other operating expenses to NIS 200 million ($52.7 million) in 2008 from NIS 222.2 million in 2007. This decrease is mainly attributable to: (i) a decrease of NIS 9.1 million ($2.4 million) in direct costs related to the operations of the commercial centers, mainly attributable to the sale of the Arena Herzliya shopping and entertainment center in Israel in mid 2007; (ii) a decrease of NIS 7.8 million ($2 million) in share-based payment expenses in respect of PC’s options plan adopted at the end of October 2006; (iii) a decrease in employees and management salaries of NIS 2.6 million ($0.7 million); (iv) a decrease of NIS 14.6 million ($3.8 million) in depreciation expenses mainly attributable to the sale of the Arena Herzliya shopping and entertainment center in Israel in mid 2007. The decrease was offset by increases in other general and administrative expenses of NIS 17.2 million ($4.5 million), of which NIS 15.6 million ($4.1 million) are attributable to write off of deferred initiation expenses accrued in real estate projects in previous years for which PC has decided to cease its investment at the end of 2008.

        (II) Cost of hotel operations and management increased to NIS 354.8 million ($93.3 million) in 2008 compared to NIS 330 million in 2007. This increase is attributable mainly to: (i) an increase in the direct costs of NIS 13.6 million mainly attributed to commencement of operations of the Radisson SAS Bucharest Hotel in Romania (ii) an increase of NIS 11.2 million ($3 million) in other operational expenses and depreciation expenses, mainly due to the pre-operating and pre-opening expenses related to the opening of the Radisson SAS Bucharest Hotel in Romania. The increase was offset by the devaluation of the average exchange rate of the British Pound and Euro (which are the functional currencies of our hotels in the United Kingdom and Benelux) against the NIS.

        (III) Cost and expenses of medical systems decreased to NIS 55.5 million ($14.6 million) in 2008 compared to NIS 69.9 million in 2007. This decrease is mainly attributable to a decrease in sales of systems in 2008 and represents sales of 10 systems as compared to 12 systems sold in 2007, with an equivalent decrease in InSightec’s direct costs relating to the sale of the systems, general and administrative expenses and sale and marketing expenses.

        (IV) Cost of fashion merchandise increased to NIS 118 million ($31 million) in 2008 compared to NIS 80.3 million in 2007. The operations of Elbit Trade were mainly characterized in opening of new stores which caused a significant increase in operating expenses. In addition, Elbit Trade expanded its marketing efforts during 2008 in order to support the opening of its new stores.

        (V) Research and development expenses decreased to NIS 68.7 million ($18.1 million) in 2008 compared to NIS 69.5 million in 2007. The decrease is mainly attributed to the devaluation of the NIS (our reporting currency) against the average of the U.S. dollar (InSightec’s functional currency) offset by an increase in research and development cost during 2008.

        (VI) General and administrative expenses decreased to NIS 55 million ($14.5 million) in 2008 compared to NIS 117 million in 2007. This decrease is attributable mainly to: (i) the lack of a provision for bonus payments to our directors in 2008 (since we did not generate “Profit” as defined in the bonus arrangements of our directors, upon which the bonus is calculated), compared to bonus payments in the amount of NIS 35.7 million in 2007 in respect of 2007 “Profit” and additional bonus payments in the amount of NIS 14.3 million recorded in 2007 in respect of “Profit” generated in 2006; (ii) reverse of bonuses provisions accrued in 2007 to our directors in the amount of NIS 6.1 million (approximately $1.6 million) as approved in May 2008; and (iii) a decrease in stock based compensation expenses in the amount of NIS 9.7 million. The decrease was offset by an increase of NIS 3.9 million in other general and administrative expenses.

        (VII) Financial expenses increased to NIS 296.5 million ($78.0 million) in 2008 compared to NIS 232.6 million in 2007. Such increase is attributable to the following:

(i)	Total interest expenses in respect of our bank loans and notes issued (including linkage differences in respect of bonds which are linked to the Israeli CPI) amounted to NIS 444.8 million ($117.0 million) in 2008 compared to NIS 325.3 million in 2007. From these amounts we have capitalized financial costs attributed to our real estate under construction amounts of NIS 191.6 million ($50.4 million) and NIS 104.8 million in 2008 and 2007, respectively. Accordingly, the net financial expenses in respect of our borrowings which were recorded in our consolidated income statements, amounted to NIS 253.2 million ($66.6 million) in 2008 compared to NIS 220.5 million in 2007. Such Increase is attributable to (i) an increase in the notes raised by us and PC during 2008; (ii) a 4.51% increase in the Israeli CPI, to which our notes are linked, in 2008 compared to a 2.79% increase in 2007; and (iii) an increase in the scope of loans provided to our investees in the hotel segment. The increase was offset by an increase in capitalized financial costs as a result of an increase in our assets qualified for capitalization;

(ii)	We suffered a loss from exchange rate differences in respect of our borrowings of NIS 25.8 million ($6.8 million) in 2008 compared to NIS 1.3 million in 2007. The losses from exchange rate differences in 2008 and 2007 are attributable mainly to devaluation of the Romanian Lei (the functional currency of our hotel in Romania) against the Euro and the U.S. dollar (the linkage currency of the bank loans provided to our subsidiaries in Romania); and

(iii)	Other financial expenses increased to NIS 15.0 million ($3.9 million) in 2008 compared to NIS 1.4 million in 2007.

        (VIII) Financial income increased to NIS 135.3 million ($35.6 million) in 2008 compared to NIS 73.3 million in 2007. Such increase is attributable to the following:

(i)	We incurred an increase of NIS 42.7 million from interest income from bank deposits of NIS 144.5 million ($38 million) in 2008 compared to NIS 101.8 million in 2007. Such increase is attributable mainly to the increase in our cash balances as a result of the sale of four commercial centers in 2007 (mainly from the sale of Arena Plaza in Hungary in the end of 2007) and an issuance of notes by us and PC in the beginning of 2008; and

(ii)	We suffered a loss from exchange rate differences of NIS 9.2 million ($2.4 million) in 2008 compared to NIS 28.5 million in 2007. The losses from exchange rate differences in 2008 and 2007 are attributable mainly to decrease in our cash and deposits linked to the U.S. dollar as a result of a revaluation of the NIS against the U.S. dollar.

        (IX) Income from change in fair value of financial instruments increased to NIS 225.2 million ($59.2 million) in 2008 compared to NIS 18.3 million in 2007. This increase is mainly attributable to the following:

(i)	Income from change in fair value of financial instruments (measured at fair value through profit and loss) amounted to NIS 170 million ($44.7 million) in 2008 compared to a loss of NIS 17.3 million in 2007; and

(ii)	Income from change in fair value of swap transaction executed by PC in respect of its debentures was NIS 95.6 million ($25.2 million) in 2008 compared to 12.5 million in 2007.

        This income was offset by losses from marketable securities which amounted to NIS 43.3 million ($11.4 million) in 2008 compared to gains of NIS 17.8 million in 2007.

        (X) Other expenses, net, totaled NIS 68.8 million ($18 million) in 2008 compared to NIS 38.2 million in 2007. Our other expenses in 2008 mainly include the following:

(i)	Impairment loss in the amount of NIS 50.6 million ($13.3 million) which is attributed to (i) impairment of property, plant and equipment (mainly hotels and other property) as well as our trading property and investment property in the amount of NIS 36.8 million ($9.7 million); and (ii) provision for doubtful debts in the amount of NIS 13.8 million ($3.6 million) in respect of long term loans provided to third parties;

(ii)	Initiation expenses related to our activities in India in the amount of NIS 21.3 million ($5.6 million); and

(iii)	Income in the amount of NIS 7.0 million ($1.8 million) which is attributable to collection of doubtful debt from third parties.

        As a result of the foregoing factors, we incurred losses before income tax in the total amount of NIS 4.3 million ($1.1 million) in 2008 compared to gains of NIS 925.6 million in 2007.

        Income taxes totaled NIS 24.7 million ($6.5 million) in 2008 compared to NIS 16.3 million in 2007.

        The above resulted in losses from continuing operations totaling NIS 29 million ($7.6 million) in 2008 compared to profit from continuing operations of NIS 909.3 million in 2007.

        Profit from discontinued operations, net, totaled NIS 4.9 million ($1.3 million) in 2008 compared to NIS 10.3 million in 2007. Our discontinued operation is attributable mainly to medical imaging operations and the sub-assemblies and component segment which were sold in previous years. This profit resulted mainly from the collection of receivables previously written off, income from royalties on patents rights and exchange rate differences attributable to monetary assets and liabilities pertaining to discontinued operations.

        The above resulted in losses of NIS 24.1 million ($6.3 million) in 2008, of which NIS 103.7 million ($27.3 million) is attributable to the equity holders of the Company and an income of NIS 79.6 million ($20.9 million) is attributable to the minority interest. The net profit in 2007 includes NIS 539.7 million attributable to the equity holders of the Company and NIS 379.9 million attributable to the minority interest.

        2007 compared to 2006

        Revenues and Gains

        Total revenues and gains increase to NIS 3,498.5 million in 2007 compared to NIS 1,641.5 million in 2006. Set forth below is an analysis of our revenues and gains:

        (I) Revenues from shopping and entertainment centers increased to NIS 2,918 million in 2007 compared to NIS 397.2 million in 2006. This revenue is derived from:

(i)	Revenues from the sale of trading property in the amount of NIS 2,820 million in 2007 compared to NIS 286.6 million in 2006. This increase is attributable to the sale of four shopping and entertainment centers in 2007 (Arena Plaza in Hungary, and Rybnik Plaza, Sosnowiec Plaza and Lublin Plaza in Poland) compared to the sale of one shopping and entertainment center in 2006 (Novo Plaza in the Czech Republic); and

(ii)	Revenues from the operations of shopping and entertainment centers amounted to NIS 97.8 million in 2007 compared to NIS 110.6 million in 2006. This decrease is mainly attributable to the sale of the Arena Herzliya shopping and entertainment center in Israel in July 2007, and the sale of the Duna Plaza Offices at the end of June 2007, offset in part by an increase in entertainment and gaming operations within the shopping and entertainment centers, and an increase in revenues derived from two weeks operation of the Arena Plaza shopping and entertainment center in Hungary prior to its sale in mid December 2007.

        (II) Revenues from hotels’ operations and management increased to NIS 395.2 million in 2007 compared to NIS 351.6 million in 2006. This increase is attributable to a consistent increase in revenues and high occupancy of our hotels in 2007 in the United Kingdom, Belgium, the Netherlands and Romania.

        (III) Gain from the sale of real estate assets and investments, net, amounted to NIS 62.6 million in 2007, resulting from the sale of the Ballet Institute Building and the Duna Plaza Offices, both in Budapest, Hungary, compared to NIS 81.7 in 2006, attributable mainly to price adjustments related to the sale of shopping and entertainment centers to the Klepierre Group under the July 2005 transactions and to the sale of the Sandton Hotel in Johannesburg, South Africa.

        (IV) Revenues from the sale of medical systems decreased to NIS 49.6 million in 2007 compared to NIS 85.8 million in 2006. This decrease is attributable to the decrease in the sales of the “ExAblate 2000” systems sold to 12 systems in 2007 compared to sales of 19 systems in 2006.

        (V) Gain from decrease in shareholding of subsidiaries was NIS 5.3 million in 2007 compared to NIS 667.0 million in 2006. The gain in 2007 is attributable to a consequential gain from the decrease in our shareholding in InSightec, as a result of the issuance of Preferred A Shares by InSightec in November 2007. The gain in 2006 is attributable to a gain from the decrease in our shareholding in PC following the Initial Public Offering of PC’s ordinary shares on the Official List of the London Stock Exchange in late October 2006.

        (VI) Revenues from sale of fashion retail increased to NIS 68.1 million in 2007 compared to NIS 58 million in 2006. This increase is attributed mainly to the opening of seven new stores during 2007.

        Expenses and losses

        Our expenses and losses increased to NIS 2,573 million in 2007 compared to NIS 1,179.4 million in 2006. Set forth below is an analysis of our expenses and losses:

        (I) Commercial centers expenses increased to NIS 1,714.3 million in 2007 compared to NIS 395.8 million in 2006. This increase is attributable to:

(i)	Increase in direct expenses of the commercial centers to NIS 1,547.4 million in 2007 compared to NIS 301.9 million in 2006. Such increase is attributable to (i) an increase in the cost of sale of trading property sold amounting to NIS 1,492 million in 2007 compared to NIS 253.9 million in 2006. Such costs in 2007 are attributable to the sale of Arena Plaza in Hungary amounting to NIS 946.2 million and to the sale of three shopping and entertainment centers in Poland during 2007 amounting to NIS 545.8 million. The costs in 2006 are attributable to the sale of one shopping and entertainment center (Novo Plaza in Czech Republic) to Kleipierre within the framework of the second stage of the Klepierre transaction; and (ii) an increase in other direct expenses from NIS 55.5 million in 2007 compared to NIS 48.0 million in 2006. This increase is mainly attributable to expenses for opening four commercial centers in 2007 compared to opening of one commercial centers in 2006, and was offset in part by a decrease in the direct expenses attributable to the operations of Arena Herzliya shopping and entertainment center in Israel, which was sold in July 2007; and

(ii)	Increase in other operating expenses to NIS 146.1 million in 2007 compared to NIS 61.8 million in 2006 which is mainly attributable to: (i) an increase of NIS 37.7 million in share-based payment expenses in respect of PC’s options plan adopted at the end of October 2006 and accordingly share based payment expenses in 2006 were recorded for two month in 2006 as compared to full year in 2007; (ii) an increase in professional services in the amount of NIS 14.1 million required for PC operating as a public company since the end of 2006; (iii) an increase in corporate headcount and additional management positions required as a result of PC becoming a public company; and (iv) an increase in employees and management bonuses.

        This increase was offset by a decrease in depreciation expenses to 20.6 million in 2007 compared to 32.1 million in 2006 expenses, mainly due to the sale of the Arena Herzliya shopping and entertainment center in Israel in mid 2007.

        (II) Cost of hotel operations and management increased to NIS 330 million in 2007 compared to NIS 308.6 million in 2006. This increase is attributable mainly to an increase in the operations of the hotels segment.

        (III) Cost of sale of medical systems was NIS 69.9 million in 2007 compared to NIS 71.7 million in 2006. This decrease is mainly attributable to a decrease in sales of “ExAblate 2000” systems in 2007 to 12 systems as compared to 19 systems sold in 2006.

        (IV) Cost of fashion merchandize increased to NIS 80.3 million in 2007 compared to NIS 67.8 million in 2006. Such increase is mainly attributable to opening of new stores which caused a significant increase in the operating expenses.

        (V) Research and development expenses decreased to NIS 69.5 million in 2007 compared to NIS 73.5 million in 2006. The decrease is mainly attributed to the devaluation of the NIS (our functional and reporting currency) against the U.S. dollar (InSightec’s functional currency).

        (VI) General and administrative expenses increased to NIS 117.0 million in 2007 compared to NIS 67 million in 2006. This increase is attributable to an increase in share-based payments expenses and bonuses in respect of directors and employees which amounted to NIS 70 million in 2007 as compared to NIS 26.1 million in 2006. The increase in bonus payments to directors and to our Executive Chairman of the Board is mainly attributable to (i) an increase in our “Profit” (as the term defined in the bonus arrangements of our directors and Executive Chairman) in 2007 compared to our “Profit” in 2006; and (ii) the bonus payment in the amount of NIS 14.6 million recorded in 2007 to our Executive Chairman of the Board in respect of the “Profit” generated by us in 2006. Share-based payment expenses amounted to NIS 18.7 million in 2007 compared to NIS 16.6 million in 2006.

        (VII) Financial expenses increased to NIS 232.6 million incurred in 2007 from NIS 132.3 million in 2006. Such increase is attributable to the following:

(i)	Total interest expenses in respect of our bank loans and notes issued (including linkage differences in respect of bonds which are linked to CPI) amounted to NIS 325.3 million incurred in 2007 compared to NIS 211.3 million in 2006. From these amounts, we have capitalized borrowing costs to our real estate under construction amounts of NIS 104.8 million and NIS 41.7 million in 2007 and 2006 respectively. Accordingly, the net financial expenses in respect of our borrowings which were recorded in our consolidated financial statements amounted to NIS 220.5 million in 2007 compared to NIS 169.6 in 2006. Such increase is attributable to: (i) additional issuance of three new series of notes (Series D, E and F) in 2007; (ii) an increase of 2.79% in 2007 in the CPI, to which our debentures are linked, compared to no significant changes in the CPI in 2006; and (iii) an increase in the scope of loans of our hotel segment; offset by (iv) an increase in the capitalized financial expenses as a result of an increase in our qualified assets for capitalization;

(ii)	We suffered a loss from exchange rate differences in respect of our borrowings of NIS 1.3 million in 2007 compared to income of NIS 41 million in 2006. The results of such exchange rate differences in 2007 and 2006 are attributable mainly to fluctuations of the Romanian Lei (the functional currency of our hotel in Romania) against the Euro and the U.S. dollar (the linkage currency of the bank loans provided to our subsidiaries in Romania);

(iii)	Other financial expenses decreased to NIS 1.4 million in 2007 compared to NIS 3.7 million in 2006.

        (VIII) Financial income increased to NIS 73.3 million in 2007 compared to NIS 19.2 million in 2006, which was attributable to the following:

(i)	We incurred an increase of NIS 50.4 million from interest income from bank deposits of NIS 101.87 million in 2007 compared to NIS 51.4 million in 2006. Such increase is attributable mainly to an increase in our cash balances as a result of the initial public offering of PC’s shares in October 2006, issuance of notes by us and PC during 2007 and proceeds received by PC and our other held companies as a result of disposal of real estates assets during 2007. The increase was offset in part by a decrease in the interest rate received on our deposits in 2007 compared to 2006.

(ii)	We suffered a loss from exchange rate differences on our deposits of NIS 28.5 million in 2007 compared to NIS 32.2 million in 2006. The losses from exchange rate differences in 2007 and 2006 are attributable mainly to a decrease in our cash and deposits linked to the U.S. dollar as a result of a revaluation of the NIS against the U.S. dollar.

        (IX) Income from change in fair value of financial instruments increased to NIS 18.4 millionin 2007 compared to losses of NIS 5.5 million in 2006. The gain in 2007 is mainly attributable to gain from marketable securities and the loss in 2006 is mainly attributable to losses from change in fair value of embedded derivatives offset by a gain from currency transactions.

        (X) Other expenses, net, totaled NIS 38.2 million in 2007 compared to NIS 77.0 million in 2006. Our other expenses in 2007 mainly include the following:

(i)	Impairment loss in the amount of NIS 30.2 million which resulted from: (i) an amount of NIS 14.1 million in respect of Aquatopia (an oceanarium attraction within the Radisson SAS Astrid Hotel in Antwerp, Belgium) due to a significant decrease in the number of visitors in Aquatopia as compared to our forecasts; and (ii) an amount of NIS 13.4 in respect of the Arena Herzliya shopping and entertainment center in Israel;

(ii)	Capital loss in the amount of NIS 6.3 million from the sale of the Arena Herzliya shopping and entertainment center in Israel; and

(iii)	Initiation expenses related to our activities in India in the amount of NIS 7.6 million.

        The decrease was offset in part by income from collection of doubtful debt in the amount of NIS 10.6 million.

        As a result of the foregoing factors, profit before income tax totaled NIS 925.6 million in 2007 compared to NIS 462 million in 2006.

        Income taxes in 2007 totaled NIS 16.2 million compared to tax benefits of NIS 1.8 million in 2006.

        The above resulted in profit from continuing operations totaling NIS 909.3 million in 2007 compared to NIS 463.8 million in 2006.

        Profit from discontinued operation, net, totaled NIS 10.3 million in 2007 compared to NIS 35.7 million in 2006.

        The above resulted in net profit of NIS 919.6 million in 2007 compared to NIS 499.4 million in 2006. The net profit in 2007 includes NIS 539.7 million attributable to the equity holders of the Company and NIS 379.9 million attributable to minority interest. Net profit in 2006 includes NIS 510.8 million attributable to the equity holders of the Company and losses of NIS 11.3 million attributable to minority interest.

B.	Liquidity and Capital Resources

General

        Our capital resources include the following: (a) public issuances of unsecured non-convertible notes by us and PC and an issuance of preferred shares by InSightec; (b) lines of credit obtained from banks and financial institutions; (c) proceeds from sales of trading property and real estate assets; and (d) available cash and cash equivalents. See ” – Overview” above for information on the major transactions and events carried out by us in 2006, 2007 and 2008, which resulted in material changes in our liquidity and capital resources. Such resources are used for the following purposes:

(i)	Equity investments in our shopping and entertainment centers, our hotels and our residential projects, are constructed by our wholly owned and jointly controlled subsidiaries (special purpose entities that are formed for the construction of our real estate projects (a “Project Company”)). We generally finance approximately 25%-30% of such projects through equity investments in the Project Companies, while the remaining 70%-75% is generally financed through a credit facility secured by a mortgage on the project constructed by the respective Project Company, registered in favor of the financial institution that provides such financing. The equity investments in the Project Companies are typically provided by us through shareholder loans that are subordinated to the credit facilities provided to the Project Company; our current investments in acquisitions of real estate assets as well as our other operations (especially in India), are financed by our equity means and notes issued by us and by PC on the TASE;

(ii)	Additional investments in InSightec, if necessary. InSightec’s capital resources are obtained primarily from additional investments in equity or in convertible notes by its shareholders and from its revenues from sales of medical systems. Such amounts are used for research and development activities aimed at obtaining FDA approvals for further treatments and other general corporate expenses such as cost of revenues, marketing and selling and general and administrative expenses;

(iii)	additional investment in our associates (mainly venture capital investments);

(iv)	additional investments in order to expand Elbit Trade’s operations by opening new Mango stores in Israel as well as to expand its activities in other brands, such as G-Star, GAP and Banana Republic;

(v)	Interest and principal payments on our notes and loans; and

(vi)	Payment of general and administrative expenses.

Investment Policy in Marketable Securities

        In accordance with the investment policy adopted by our investment committee, we may invest up to NIS 500 million ($130 million) through several Israeli investment firms. Our investment portfolio is divided as follows: up to 15% in shares and 85% in government and corporate bonds with a rating of at least A on a domestic scale. The portfolio may not include investment in derivative instruments and trust funds.

        Our investments in marketable securities are classified as trading securities and therefore are exposed to market-price fluctuations which are recorded as gains or losses in our financial statements. Capital markets are subject to fluctuations in respect of events over which we have no control. Such changes may have an impact on the value of these investments upon realization.

Liquidity

        The sectors in which we compete are capital intensive. We require substantial up-front expenditures for land acquisition, development and construction costs, certain investments in research and development as well as for the ongoing maintenance of our hotels. Accordingly, we require substantial amounts of cash and financing for our operations. We cannot be certain that such external financing will be available on favorable terms, on a timely basis or at all.

        During 2008, the world markets have undergone a financial crisis which resulted in lower liquidity in the capital markets. Lower liquidity may result in difficulties in raising additional debt or less favorable interest rates for such debt. In addition, construction loan agreements generally permit the draw down of the loan funds against the achievement of pre-determined construction and space leasing milestones. If we fail to achieve these milestones, the availability of the loan funds may be delayed, thereby causing a further delay in the construction schedule. If we are not successful in obtaining financing to fund our planned projects and other expenditures, our ability to undertake additional development projects may be limited and our future profits and results of operations could be materially adversely affected. Our inability to obtain financing may affect our ability to construct or acquire additional land plots, shopping centers and hotels, and we may experience delays in planned renovation or maintenance of our hotels, or in completion of the construction of our trading property that could have a material adverse effect on our results of operations. We believe that, based on our current operating forecast, the combination of existing working capital and expected cash flows from operations will be sufficient to finance our ongoing operations for the next twelve months.

        The followings items elaborate on the major transactions and events carried out by us in 2008, 2007 and 2006, which resulted in material changes in our liquidity:

Sources of Cash from Major Transactions and Events:

—	During 2008 we raised a total of NIS 31 million (approximately $8.15 million) aggregate principal amounts of unsecured non-convertible Series F notes. All such were registered for trade on the TASE. For interest rates and rating our notes see “Other Loans” below.

—	In 2008 PC issued unsecured non-convertible series B notes to investors in Israel in an aggregate principal amount of approximately NIS 798.5 million (approximately $210 million). For interest rates, the rating of PC notes and other terms, see “Other Loans” below.

—	During 2008 PC signed several credit facility agreements with financial institutions in the total aggregate amount of €181 million (approximately $252.2 million). As of December 31, 2008, PC executed draw downs from such credit facilities in the amount of €80.6 million (approximately $112.3 million).

—	In July 2008, PC completed the handover of Plzen Plaza to Klepierre. The total consideration received from this sale amounted to €54.6 million ($76.1 million).

—	During 2007 we raised a total of NIS 1,034.2 million aggregate principal amounts of unsecured non-convertible Series D through F notes. All such notes were registered for trade on the TASE. For interest rates and rating of our notes see “Other Loans”below.

—	In 2007 PC issued unsecured non-convertible series A notes to investors in Israel in an aggregate principal amount of approximately NIS 305 million. For interest rates, the rating of PC notes and other terms, see “Other Loans” below.

—	In December 2007 PC completed the sale of the Arena Plaza shopping and entertainment center in Budapest to aAIM, with effect from November 30, 2007. The asset value at the closing was determined to be €381 million. The net cash consideration received by PC in January 2008 was €254.8 million (approximately $355 million). In addition, during 2008 PC received an additional cash consideration amounting to €5.6 million (approximately $7.8 million) from aAIM as a result of purchase price adjustments of the transaction.

—	In November 2007, InSightec completed an internal round of financing of $30 million from its existing investors. The investment is in the form of Series A Preferred convertible shares, which are convertible to InSightec’s ordinary shares subject to the fulfillment of certain conditions stipulated in the agreement. We invested $19.8 million in the Series A Preferred convertible shares.

—	In July 2007, PC sold its 50% stake in the Lublin Plaza project to Klepierre, The asset value (100%) of the Lublin Plaza at closing amounted to €78 million and the net cash consideration paid to PC amounted to €27.3 million.

—	In July 2007, Elscint completed the sale of the Arena Center located in the Herzliya Marina in Israel, pursuant to which, the buyer acquired all rights in and to the Arena Center reflecting an asset value of NIS 538 million. The net consideration received by us was NIS 335.2 million. Following purchase price adjustments, to be calculated based on Arena Center’s adjusted rent revenues (as this term is defined in the agreement) as of June 30, 2009, an additional amount of up to NIS 10.5 million may be paid to us.

—	In June 2007, Elscint completed a sale of its 50% interest in a company (“Andrassy”) which owns the building known as the “Ballet Institute Building” located in Budapest, Hungary. The net cash consideration was €29.8 million of which Elscint’s share was €14.9 million.

—	In May 2007, PC executed a transaction for the sale of the Duna Plaza offices (“DPO”) in Budapest, Hungary, to Klepierre for a cash consideration of €14.2 million.

—	In May 2007, PC completed the delivery of two shopping and entertainment centers in Poland, the Rybnik Plaza and the Sosnowiec Plaza to Klepierre, (see also “Item 10.C. Material Contracts — Shopping and Entertainment Centers” below), reflecting a total asset value of €89.3 million. The net cash consideration received by PC was €48.2 million.

—	During 2006 we raised a total of NIS 1,095 million aggregate principal amounts of unsecured non-convertible Series A through C_notes. All such were registered for trade on the TASE. For interest rates and rating our notes see “Other Loans” below.

—	During 2006, PC received net cash consideration in the amount of €9.2 million from Klepierre in respect of purchase price adjustment regarding the commercial and entertainment centers sold in July 2005.

—	In October 2006, PC successfully completed an initial public offering and admission of its shares for listing on the Official List of the UK Listing Authority, for trading on the London Stock Exchange. The total amount raised by PC (including the exercised over allotment options and net of related expenses) amounted to €234.5 million.

—	In June 2006, PC completed the construction and delivery of the Novo Plaza shopping and entertainment center, to Klepierre. The value of the Novo Plaza amounted to €43.9 million. Net consideration received by PC was €5 million

—	In May 2006, Elscint sold through a private transaction, 524,187 dormant shares of EI in consideration for NIS 115 per share, generating net cash consideration of NIS 60.2 million.

—	In March 2006, through our jointly controlled subsidiaries, which hold three hotels in the United Kingdom (“Holding Companies”), we executed a refinance loan agreement together with Park Plaza. The Holding Companies and Park Plaza are jointly and severally borrowers under the agreement, while our share in the loan amounted to £97.5 million (“Refinancing Loan”). The Refinancing Loan proceeds were first used for the repayment of outstanding loans previously granted to the Holding Companies, in which our share amounted to £60 million. The Holding Companies have transferred to us the surplus of the credit-received totaling £30.6 million out of which, £16.7 million was used to repay bank loans that financed our equity investments in the Holding Companies.

The following is the Use of Cash for major transactions and events, other than those general purposes as described in B – Liquidity and Capital Resources – General” above:

—	In May 2008, PC distributed to its shareholders a dividend of €57 million ($83.8 million) out of which approximately €38.7 ($56.9 million) was distributed to us and €18.2 ($26.9 million) was distributed to PC’s minority shareholders.

—	In June 2008, we distributed to our shareholders a dividend of NIS 168.0 million ($43.7 million).

—	In April 2007, we distributed to our shareholders dividend of NIS 160.4 million.

—	In January 2006, we distributed to our shareholders a dividend in the amount of NIS 130.0 million.

        The following table sets forth the components of our cash flows statements for the periods indicated:

	Year ended December 31,
	2008	2008	2007	2006
	Convenience Translation in $ thousands	NIS Thousands	NIS Thousands	NIS Thousands

Net cash provided by (used in)
operating activities	58,037	220,656	(853,463)	(321,761)
Net cash used in investing activities	(217,002)	(825,046)	(534,923)	1,086,494
Net cash provided by financing activities	253,791	964,912	699,542	878,978
Increase (decrease) in cash and cash equivalents	94,826	360,522	(688,844)	1,643,711

        Cash flow from operating activities

        Our cash flow from operating activities is affected by our policy in respect of PC’s shopping and entertainment centers which are classified as trading property since it is PC’s management goal to sell these shopping and entertainment centers following their development. Accordingly, our cash flow from operating activities includes all the costs of acquisition and construction of a trading property and also the proceeds from sale of trading properties once they have been disposed of. Therefore, in periods in which our investments in construction and/or acquisition of trading properties are higher than the proceeds from the sale of trading properties, we will have a negative cash flow from operating activities.

        Net cash provided by operating activities was NIS 220,656 million (approximately $58 million) in 2008 compared to net cash of NIS 853.5 million used in operating activities in 2007 and NIS 321.8 million used in 2006.

        Our cash flow from operating activities in 2008, 2007 and 2006 was influenced by the following significant factors:

(i)	Cash flow from operating activities in 2008 included negative cash flow resulting from the cost of purchase of trading properties net of trading properties disposed of in the amount of NIS 786.5 million ($206.8 million) and payments on the account of purchase of trading properties of NIS 307.6 million ($80.9 million) in 2008. Most of the acquisitions and investments in trading properties in 2008 were in Romania (the Casa Radio and Plaza BAS projects), Serbia (Belgrade project), the Czech Republic (Liberetz project), and India (Bangalore and Chennai projects).

(ii)	During 2007 we completed several transaction for the sale of trading properties which generated revenues of NIS 2,820 million, however a significant part of the proceeds from such sales were collected by us in the beginning of 2008 (mainly the proceeds from the sale of the Arena Plaza shopping and entertainment center to aAIM which was collected in January 2008). Accordingly, our cash flow from operating activities in 2007 includes a significant increase in trade accounts receivable to NIS 1,442 million which caused negative cash flow from operations in 2007, however, in 2008 it positively contribute to cash flow from operations when the proceeds were actually collected.

(iii)	In 2006 cash flow from operating activities included the cost of construction/acquisitions of several properties in the amount of NIS 572.7 million and NIS 133.2 million attributed to payments on the account of purchase of trading property and land inventories in Romania and in India. This negative cash flow was offset by proceeds from sale of the Novo Plaza in the amount of NIS 286.8.

(iv)	Operating activities in 2008, 2007 and 2006 also included cash operating expenses including research and development expenses, sales and marketing and general and administrative expenses.

        Cash flow from investing activities

        Cash flow used in investing activities amounted to NIS 825,046 million (approximately $217 million) in 2008 compared to NIS 534.9 million in 2007 and in 2006 to net cash provided, in the amount of NIS 1,086.5 million.

        Our cash flow from investing activities in 2008, 2007 and 2006 was influenced by the following factors:

(i)	Investment in long-term deposits and long-term loans in the amount of NIS 588 million mainly due to: (a) investments in financial notes by us and by PC in the amount of NIS 386 million ($101.5 million); (b) Investment in long term deposits of NIS 181 million ($47 million). Such deposits are used as a security for swap transactions executed by PC and for loans granted to us.

(ii)	Purchase of property, plant and equipment, investment property and other assets in the amount of NIS 409 million ($107.6 million) mainly attributable to the renovation of the Radisson SAS Bucharest Hotel in Romania and acquisition of the land in the Bangalore project in India.

(iii)	Proceeds from interest received from deposits in the amount of NIS 111.2 million ($29.2 million).

(iv)	Purchase of minority shares in subsidiaries in the amount of NIS 51.3 million, mainly related to repurchase of PC shares in the market by PC.

(v)	Proceeds from the sale of deposits and marketable securities in the amount of NIS 183.5 million ($48.2 million) executed by us in 2008.

(vi)	Investment in a company that was initially consolidated in the amount of NIS 135.1 million in 2007 attributable to our investments in the Chennai Project in India.

(vii)	Purchase of property, plants and equipment, investment property and other assets in the amount of NIS 339 million mainly attributable to the renovation of the Radisson SAS Bucharest Hotel in Romania and the acquisition of the Cochin project in India.

(viii)	Payment on account of land in the amount of NIS 203 million related to an advance payment on account of the acquisition of land in the Bangalore project in India.

(ix)	Purchase of deposits and marketable securities in the amount of NIS 422.8 million executed by us in 2007.

(x)	Proceeds from realization of investments in subsidiaries of NIS 483.7 million in 2007 attributable mainly from the sale of the “Ballet Institute Building” located in Budapest, Hungary and the sale of the Arena Herzliya shopping and entertainment center located in Israel.

        Cash flow from financing activities

        Cash flow provided by financing activities increased to NIS 964.9 million ($253.8 million) in 2008 compared to NIS 699.5 million in 2007 and NIS 879 million in 2006.

        Our cash flow provided by financing activities in 2008, 2007 and 2006 was influenced by the following factors:

(i)	Proceeds from borrowings, net, of repayment of loans in the amount of NIS 1,034 million ($272.2 million), mainly attributable to the funds raised by PC and us from unsecured non-convertible notes issued during 2008.

(ii)	A dividend payment by us to our shareholder in the amount of NIS 168 million ($44.2 million).

(iii)	A dividend payment to minority shareholders of PC in the amount of NIS 97.8 million ($25.7 million).

(iv)	Proceeds from short-term credit in the amount of NIS 526.7 million ($138.5 million), mainly attributable to new loans raised by PC during 2008 in order to finance the construction of its trading property.

(v)	Interest paid in cash by us in the amount of NIS 333.3 million ($87.7 million) on our borrowings (mainly notes issued by us and PC and loans provided to our investees in the Hotel segment).

(i)	Proceeds from borrowings net of repayment of loans were NIS 1432.7 which are mainly attributable to the funds raised by us and PC from unsecured non-convertible notes issued during 2007.

(ii)	a dividend payment in 2007 of NIS 160.4 million.

(iii)	Repayment of short-term credit in the amount of NIS 323.7 million mainly related to repayment of short-term credit as a result of disposal of PC’s project companies during 2007.

(iv)	a dividend payment in 2006 of NIS 124.2 million.

Major balance sheet changes

        The following table discloses the balance sheet balances in NIS million and major balance sheet items as a percentage of total assets as of December 31, 2008, 2007 and 2006:

	2008		2007			2006
	NIS million	%	NIS million		%	NIS million	%

Current assets	5,999.7	69%	5,808	(*)	68.6%	3,672	58.4%
Current liabilities	1,821.6	21%	935.3		11%	1,101.7	17.5%
Non-current assets	2,692	31%	2,639.3	(*)	31.2%	2,613.6	41.5%
Non-current liabilities	4,432	50.9%	4,283.3		50.7%	2,889.7	45.9%
Shareholders' equity:
Attributable to equity holders of
the Company	1,373.7	15.8%	2,035.4		24%	1,644.7	26.1%
Minority interest	1,064	12.2%	1,193.6		14.1%	649.5	10.3%

(*) reclassified

        The increase in current liabilities of NIS 886.3 million ($233.1 million) in 2008, was mainly due to: (i) an increase in current maturity of long-term loans in the amount of NIS 573 million ($150.6 million), mainly attributable to non-compliance of one of our subsidiaries with the financial covenants included in the long term loan agreement; (ii) long- term loans provided to PC for construction of commercial centers and which are classified as short term credit in parallel to the classification of the shopping centers assets as trading property within the current assets; and (iii) principal payment of loans and debentures expected to be executed in 2009.

        The increase in current assets of NIS 2,192 million in 2007, was mainly due to: (i) an increase in our liquid resources as a result of funds raised from issuance of notes by us and by PC as well as from proceeds received from realization of trading property and investment property during 2007; (ii) an increase in trade receivables which is attributable to proceeds due from aAIM in respect of the sale of Arena Plaza in Budapest, Hungary; and (iii) an increase in the scope of our trading property (which we presented as part of our current assets) mainly as a result of acquisitions of plots designated for trading properties and construction of trading properties in 2007.

        The increase in non-current liabilities of NIS 1,393.6 million in 2007, was mainly due to the issuance of new series’ of notes by us and by PC during 2007.

Concentration of Credit Risk

        We hold cash and cash equivalents, short term investments and other long-term investments in financial instruments (mainly investments in notes of foreign financial institutions – see note 10A. to our annual consolidated financial statements included in this annual report) in various reputable banks and financial institutions. These banks and financial institutions are located in different geographical regions, and it is our policy to disperse our investments among different banks and financial institutions. Our maximum credit risk exposure is equal to the financial assets presented in the balance sheet.

        Due to the nature of their activity, our subsidiaries operating in the hotel, image guided treatment and fashion merchandise segments, are not materially exposed to credit risks stemming from dependence on a given customer. Our subsidiaries examine the credit amounts extended to their customers on an ongoing basis and, accordingly, record a provision for doubtful debts based on factors they believe to have an effect on specific customers. Trade account receivable as of December 31, 2007 includes balance due from a buyer of trading property in the amount of NIS 1,476 million, which as of that date was secured by non refundable bank guarantee provided to us by the debtor and therefore we were not exposed to a significant risk from such trade receivable. This amount was fully repaid during 2008. As of December 31, 2008 our trade receivables does not include any significant amounts due from buyers of trading property.

Derivative Instruments

        For information on financial instruments used, profile of debt, currencies and interest rate structure, see “Item 11 Quantitative and Qualitative Disclosure about Market Risks” below.

Other Loans

    A.        We have entered into or assumed liability for various financing agreements, either directly or indirectly through our subsidiaries, to provide capital for the purchase, construction, and renovation and operation of shopping and entertainment centers and hotels as well as for various investments in our other operations. In our opinion our working capital is sufficient for our current requirements; however, our subsidiaries will continue to borrow funds from time to time to finance their various projects. Set forth below is certain material information with respect to loans extended to us, our subsidiaries and our jointly controlled companies as of December 31, 2008.

        The loans granted to our jointly controlled companies are presented in the table at their 100% amount, unless otherwise specified:

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2008	Interest	Payment Terms
EI	Series A Notes issued to the public	NIS 567.6 million	NIS 610 million	6% per annum, linked to the Israeli CPI.	10 semi annual installments commencing August 2009 through 2014 Interest payable by semi annual installments commencing 2006 through 2014
Principal Security and Covenants	Unsecured
Other Information

The notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
The notes were rated, as of December 31, 2008, by Midroog Ltd. an affiliate of Moody’s Investors Services (“Midroog”) at an A1/Negative rating and by Maalot, the Israel Securities Rating Company Ltd. an affiliate of Standard and Poors (“Maalot”) at A+ negative rating, on a local scale. Midroog has subsequently changed the rating of the notes to A2/Stable rating on a local scale. Maalot has changed its rating of the notes to A/Stable on a local scale.
Events of default include, among others, the cross default with other series of notes and delisting from both the TASE and NASDAQ Global Select Market.
In October 2008, our board of directors has approved the repurchase of up to NIS 50 million of our series A through F Notes, to be made from time to time in the open market, privately negotiated transactions or a combination of the two. As at December 31, 2008, no such repurchases have been carried out.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2008	Interest	Payment Terms
EI	Series B Notes issued to the public	$14.8 million	$ 14.6 million	Libor + 2.65%	10 semi annual installments commencing August 2009 through 2014 Interest payable by semi annual installments commencing 2006 through 2014
Principal Security and Covenants	Unsecured
Other Information

The Notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
The notes were rated, as of December 31, 2008, by Midroog at an A1/Negative rating and by Maalot, at A+ negative rating, on a local scale. Midroog has subsequently changed the rating of the notes to A2/Stable rating on a local scale. Maalot has changed its rating of the notes to A/Stable on a local scale.
Events of default include, among others, the cross default with other series of notes and delisting from both the TASE and NASDAQ Global Select Market. In In October 2008, our board of directors has approved the repurchase of up to NIS 50 million of our series A through F Notes, to be made from time to time in the open market, privately negotiated transactions or a combination of the two. As at December 31, 2008, no such repurchases have been carried out.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2008	Interest	Payment Terms
EI	Series C Notes issued to the public	NIS 458.6 million	NIS 474.5 million	5.3% per annum, linked to the Israeli CPI.	10 annual installments commencing September 2009 through 2018 Interest payable by semi annual installments commencing 2007 through 2014
Principal Security and Covenants	Unsecured
Other Information

The Notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
The notes were rated, as of December 31, 2008, by Midroog at an A1/Negative rating and by Maalot, at A+ negative rating, on a local scale. Midroog has subsequently changed the rating of the notes to A2/Stable rating on a local scale. Maalot has changed its rating of the notes to A/Stable on a local scale.
Events of default include, among others, the cross default with other series of notes and delisting from both the TASE and NASDAQ Global Select Market. In In October 2008, our board of directors has approved the repurchase of up to NIS 50 million of our series A through F Notes, to be made from time to time in the open market, privately negotiated transactions or a combination of the two. As at December 31, 2008, no such repurchases have been carried out.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2008	Interest	Payment Terms
EI	Series D Notes issued to the public	NIS 620 million	NIS 673.6 million	5% per annum, linked to the Israeli CPI.	8 annual installments commencing April 2013 through 2020 Interest payable by semi annual installments commencing 2007 through 2020
Principal Security and Covenants	Unsecured
Other Information

The Notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
The notes were rated, as of December 31, 2008, by Midroog at an A1/Negative rating and by Maalot, at A+ negative rating, on a local scale. Midroog has subsequently changed the rating of the notes to A2/Stable rating on a local scale. Maalot has changed its rating of the notes to A/Stable on a local scale.
Events of default include, among others, the cross default with other series of notes and delisting from both the TASE and NASDAQ Global Select Market.
In October 2008, our board of directors has approved the repurchase of up to NIS 50 million of our series A through F Notes, to be made from time to time in the open market, privately negotiated transactions or a combination of the two. As at December 31, 2008, no such repurchases have been carried out.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2008	Interest	Payment Terms
EI	Series E Notes issued to the public	NIS 66.3 million	NIS 69 million	6.3% per annum, linked to the Israeli CPI.	10 annual installments commencing July 2012 through 2021 Interest payable by semi annual installments commencing 2007 through 2021
Principal Security and Covenants	Unsecured
Other Information

The Notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
The notes were rated, as of December 31, 2008, by Midroog at an A1/Negative rating and by Maalot, at A+ negative rating, on a local scale. Midroog has subsequently changed the rating of the notes to A2/Stable rating on a local scale. Maalot has changed its rating of the notes to A/Stable on a local scale.
In October 2008, our board of directors has approved the repurchase of up to NIS 50 million of our series A through F Notes, to be made from time to time in the open market, privately negotiated transactions or a combination of the two. As at December 31, 2008, no such repurchases have been carried out.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2008	Interest	Payment Terms
EI	Series F Notes issued to the public	NIS 336.2 million and NIS 30 million	NIS 381.2 million	5.7% per annum, linked to the Israeli CPI.	6 annual installments commencing October 2010 through 2015 Interest payable by semi annual installments commencing 2008 through 2015
Principal Security and Covenants	Unsecured
Other Information

The Notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
The notes were rated, as of December 31, 2008, by Midroog at an A1/Negative rating and by Maalot, at A+ negative rating, on a local scale. Midroog has subsequently changed the rating of the notes to A2/Stable rating on a local scale. Maalot has changed its rating of the notes to A/Stable on a local scale.
In October 2008, our board of directors has approved the repurchase of up to NIS 50 million of our series A through F Notes, to be made from time to time in the open market, privately negotiated transactions or a combination of the two. As at December 31, 2008, no such repurchases have been carried out.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2008	Interest	Payment Terms
EI	Bank Hapoalim B.M.	€33 million $ 20 million	$46.4 million $ 20 million	Libor + 1.75%	Loan for 10 years to be repaid by December 2012. Repayment is affected by semi-annual installments of principal and interest.
Principal Security and Covenants

Proceeds received from (i) public or private offerings of our securities (and/or of our subsidiaries financed by this loan); (ii) a business merger; (iii) realization of assets and/or investments; (iv) refinancing or any other receipt of capital by us (and/or our subsidiaries, as detailed above); - such proceeds, if in respect will be used first to repay the loan;
Net amounts received from realization of the shares of PC or its subsidiaries, by means of sale or issuance to a third party or the sale of a project owned thereby (in full or part), will serve to repay those parts of the loan which were utilized to finance same investment;
Part of the net amounts to be received from refinancing will be used initially for repayment of this loan, as long as the total balance of the loans exceeds $40 million.
Maintain a minimum rate of Adjusted Shareholder’s Equity to Adjusted Balance Sheet Value.
Net Operating Profit (before deductions for depreciation and amortization relating to net operating profit) shall be at each June 30 of every year no less than a prescribed amount.
The above covenants do not apply in circumstances where (i) the net loan amount is less than $30 million; and (ii) the total amount outstanding under a loan granted by Bank Hapoalim to our parent company -Europe Israel - is less than $30 million; and (iii) no event of default has occurred under the loan agreement.

Other Information

We are conducting negotiations with Bank Hapoalim with the view of mutually reschedule the rate and scope of repayments and the other terms of credit, and all following the transactions for the sale of shopping and entertainment centers, our issuance of Notes, and PC’s initial public offering of shares,
Under our negotiations with the bank, we have agreed that, neither accelerated repayment nor compliance with financial covenants shall be required until January 1, 2010, save for the covenant in respect of the Adjusted Shareholder’s Equity over Adjusted Balance Sheet Value with which we comply. Also in accordance with the understanding with the bank, the latter will not demand payment of principal amounts under the loan agreement until January 1, 2010.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2008	Interest	Payment Terms
EUBV	BHF-Bank	€25 million	€24.6 million	Monthly average EONIA (over night index average) + 0.4%-0.5%	January 2009. The borrower is negotiating with the bank extension of this loan.
Principal Security and Covenants

a pledge on financial notes and deposits
Comply with certain covenants stipulated in the loan agreement including a minimum value of collateral. Failing to comply with the said covenants shall oblige the borrower to provide an additional cash collateral. As of December 31, 2008 EUBV has provided the bank with an additional cash collateral of €7.9 million ($ 11 million).

Other Information	Loan was used for purchase of financial notes.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2008	Interest	Payment Terms
EI	Bank Leumi Le-Israel B.M.	$19.1 million	$13.2 million	Libor + 2%	Short term revolving credit facility
Principal Security and Covenants
Other Information	Negative pledge provided in respect of the majority shares in Elscint.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2008	Interest	Payment Terms
PC	Series A Notes issued to the public	NIS 305 million	NIS 247.8 million *	4.5% per annum, linked to the Israeli CPI.	8 equal annual installments commencing December 31, 2010 through December 31, 2017. Interest payable by semi annual installments commencing 31 December, 2007 through 31 December, 2017.
Principal Security and Covenants	Unsecured
Other Information

The Notes have been registered for trade on the TASE.
The Notes are not registered under the Securities Act.
The notes were rated, as of December 31, 2008, at Aa3/ Negative by Midroog on a local scale, and A+/Negative by Maalot on a local scale. Midroog has subsequently changed the rating of the notes to A2/Stable rating on a local scale. and Maalot has changed its rating of the notes to A/Stable on a local scale.
* Based on the Fair Value presentation of the notes - see “Critical Accounting Policies - use of Estimates - Valuation of notes measured at fair value through profit and loss” above.
PC has executed several swap transactions with Israeli banks in order to swap the interest rate and currency linkage of these notes.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2008	Interest	Payment Terms
PC	Series B Notes issued to the public	NIS 798.5 million	NIS 680 million *	5.4% per annum, linked to the Israeli CPI	5 equal annual installments commencing July 2011 through July 2015. Interest payable by semi annual installments commencing July 2008 through July 2015
Principal Security and Covenants	Unsecured
Other Information

The Notes have been registered for trade on the TASE.
The Notes are not registered under the Securities Act.
The notes were rated, as of December 31, 2008 at Aa3/ Negative by Midroog on a local scale. Midroog has subsequently changed the rating of the notes to A2/Stable rating on a local scale.
* Based on the Fair Value presentation of the notes - see “Critical Accounting Policies - use of Estimates - Valuation of notes measured at fair value through profit and loss” above.
PC has executed several swap transactions with Israeli banks in order to swap the interest rate and currency linkage of these notes.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2008	Interest	Payment Terms
PC	Merill Lynch	€37 million	€ 36.2 million	Euribor + 0.4%	€26.2 million to be repaid in 2023 and €10 million in 2018.
Principal Security and Covenants

a pledge on financial notes and deposits
Comply with certain covenants stipulated in the loan agreement including a minimum value of collateral. Failing to comply with the said covenants shall oblige the borrower to provide an additional cash collateral. As of December 31, 2008 PC has provided the bank with an additional cash collateral of €14.6 million ($20.3 million).

Other Information	Loan was used for purchase of financial notes.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2008	Interest	Payment Terms
PC	FIBI Bank	€ 5.1 million	€ 5.1 million	Euribor + 0.5%	Revolving credit facility.
Principal Security and Covenants	Floating charge over PC’s assets with the bank, including securities;
Other Information

Borrower	Lender	Facility Amount	Amount Outstanding on Dec. 31, 2008	Interest	Payment Terms
Riga Plaza	MKB BANK ZRT, SEB UNIBANKA, AS “UNICREDIT BANK”	€36.4 million	€ 20.2 million	Euribor + 1.8%	Expires on 2014 June 30. Quarterly annuity payments calculated according to 25 years amortization, with balloon payment.
Principal Security and Covenants

registered first ranking mortgage on the real estate;
assignment of all rights under relevant valid insurance policies;
charges over each quota owned by PC in the borrower or share pledge agreement;
assignment of all rights and claims under the construction agreements and construction warranties;
first ranking pledges on the borrowers’ accounts;
prompt collection right to debit any of the bank accounts of the borrower corporate guarantee of PC to invest equity up to a prescribed debt service cover ratio, in the event Riga Plaza is not sold 6 months following opening or the proceeds of such sale do not cover the repayment of the loan balance;

Other Information

Borrower	Lender	Facility amount	Amount Outstanding on Dec. 31, 2008	Interest	Payment Terms
Liberec Plaza	MKB BANK Zrt., ERSTE Bank AG	€ 39,2 million	€ 38.6 million	Euribor + 2.7%	Expires on 31 December 2014. Quarterly repayments according to 20 years fully pay out amortisation, with bullet payment
Principal Security and Covenants

registered first ranking mortgage and purchase option right on the real estate;;
assignment of all rights under relevant valid insurance policies;
share pledge agreement;
assignment of all rights and claims under the construction agreements and construction warranties;
first ranking pledges on the borrowers’ accounts;
prompt collection right to debit any of the bank accounts of the borrower;
completion guarantee of PC for the term of the construction
Debt service cover ratio as prescribed in the agreement.

Other Information

As of December 31, 2008, the borrower was not in compliance with the financial covenant. The borrower is negotiating with the bank with a view to settle the bank’s requirements including by way of depositing an additional security with the bank.

Borrower	Lender	Original Amount *	Amount Outstanding on Dec. 31, 2008 *	Interest	Payment Terms
Plaza BAS	MKB Bank Zrt	A: €3.63 million B: €0.7 million C: €0.75 million	A: €3.63 million B: €0.7 million C: €0.75 million	A: Euribor + 4.5% B: Euribor + 4.75% C: Euribor + 2.5%	A: October 2009; B: Repayment of 50% over a ten year period commencing June 30, 2010 and the remaining 50% at the end of such term. C: 24 months after the first drawdown of Facility B
Principal Security and Covenants
Other Information	amounts represent PC’s share in such loans

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2008	Interest	Payment Terms
Suwalki Plaza	ING Bank Hipoteczny S.A, ING Bank Slaski S.A	I - € 42.2 million II - PLN 8.125 million	0	Euribor + 1.5% WIBOR (for PLN) + 1.5%	I. Expires 31 December 2020. Quarterly payments with fixed principle amounts and 33.3 million balloon payment at the end. II- September 2010
Principal Security and Covenants	First ranking mortgage on the property; Pledge on shares of borrower; Assignment of insurance; Cost overrun guarantee of PC up to 10% of construction costs; Loan to value ratio;
Other Information

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2008	Interest	Payment Terms
Zgorzelec Plaza	Bank Zachodni WBK S.A.	I - € 35.1 million II - PLN 24.3 million	0	I: Euribor + 1.65% for construction period and Euribor + 1.5% thereafter II - WIBOR (for PLN) + 1.6%	I - Expires 31 December 2016. II - End of construction.
Principal Security and Covenants

A first ranking mortgage; on the property;
Pledge on shares of borrower;
Assignment of insurance;
Completion and cost overrun guarantee of PC;
Maintain a debt service cover ratio;
Loan to construction cost ratio;
Loan to value ratio,;

Other Information

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2008	Interest	Payment Terms
S.C. North Gate Plaza in respect of the Miercurea Ciuc Plaza	Investkredit Bank AG	A: €18.15 million B: € 1.75 million	0	A: Euribor + 2.65% B: Euribor + 2.65%	To be repaid by 31 March 2010. B: March 2010.
Principal Security and Covenants	First ranking mortgage on the property; Pledge on shares of borrower Project completion guarantee from PC including Debt Service until project is completed Loan to Value ratio
Other Information

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2008	Interest	Payment Terms
Praha Plaza s.r.o	Erste Bank AG	€7.5 million	€5.45 million	Euribor + 1.75%	Quarterly payments of €117,200, beginning on December 31, 2004. The remaining amount will be paid in one installment on December 31, 2016. Quarterly payment of interest until 2016.
Principal Security and Covenants

First ranking pre-emption right regarding the property.
Pledge on shares of Borrower, on accounts, on receivables from the lease agreements.
Assignment of insurance.
Maintenance of Debt Service Cover Ratio

Other Information

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2008	Interest	Payment Terms
Elscint Ltd.	Bank Hapoalim B.M.	€9.6 million	€9.6 million	Libor + 1.75%

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
Maintain a ratio of Adjusted Shareholder’s Equity to Adjusted Balance Sheet Value.
Proceeds received from (i) public or private offerings of Elscint’s securities (and/or of its subsidiaries financed by this loan); (ii) a business merger; (iii) realization of assets and/or investments; (iv) refinancing or any other receipt of capital by Elscint (and/or its subsidiaries, as detailed above),; - such proceeds will be used first to repay the loans;

Other Information

Under negotiations with Bank Hapoalim regarding re-examination of certain terms of the loan, the bank has furnished Elscint, on December 31, 2008, with a waiver, valid through January 1, 2010, in respect of repayment of a principal amount of € 9.6 million subject to repayment of all interest payment, and compliance of financial covenants, save for the Adjusted Shareholder’s Equity over Adjusted Balance Sheet Value which Elscint maintains.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2008	Interest	Payment Terms
BEA Hotels Eastern Europe B.V.(“BHEE”)	Bank Leumi Le Israel Ltd.	$13 million	$11 million	Libor + 2%	Short-term revolving credit facility; Interest paid every three months;
Principal Security and Covenants

Pledge on Bucuresti Turism SA shares. and its parent company
Lien on borrower’s shares and a floating lien on its assets.
Pledge on present and future movable assets of the parent company of Bucuresti Turism SA.

Other Information	Elscint provided a guarantee, unlimited in amount, to secure BHEE’s undertakings to the bank.

Borrower	Lender	Original Amount (*)	Amount Outstanding on Dec. 31, 2008 (*)	Interest	Payment Terms
Riverbank Hotel Holding BV; Victoria Hotel holding BV; Grandis Hotel Holding BV;	Goldman Sachs International	₤195 million	₤189.4 million	Libor + 3%. The interest was fixed under a swap transaction at a rate of 7.72% per annum

0.375% of the principal is payable in quarterly installments throughout a period of 4 years commencing May 2007 and the remaining principal is due in 2011. The borrowers have an option to extend the term by two years, subject to certain terms.

Principal Security and Covenants

First ranking mortgage over the properties; -First ranking pledges over the entire share capital of the borrowers;
First ranking pledges over any companies owned by the borrowers;
An assignment of rent, insurance proceeds and the hedging agreements, as well as a fixed charge over specified bank accounts.
Undertaking to maintain net operating income to debt service.
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
(*) our respective share in the such amount is 50%

Borrower	Lender	Original Amount (**)	Amount Outstanding on Dec. 31, 2008 (**)	Interest	Payment Terms
Victoria Hotel C.V., Utrecht Victoria Hotel B.V. Mandarin Hotel BV(*)	Merrill Lynch International	Victoria: €57.8 million Utrecht: €14 million (*)	Victoria: €54.9.8 million Utrecht: €13.3 million (*)	The interest on the loan is hedged by a swap transaction, accordingly the fixed interest rate is 5.11% per annum	Repayment date due on September 30, 2009.
Principal Security and Covenants

Mortgage on both hotels.
First ranking pledge on moveable assets, bank accounts (operating income and debt service reserve), rights of the borrowers under their management agreements and insurance proceeds.
First ranking pledge on shares of borrowers.

Negative pledge on borrowers’ assets.
Principal Financial Covenants:
Loan to value ratio; NOP to interest service cost ratio;

Other Information

(*) Mandarin Hotel is wholly owned by Park Plaza. Total amount of the loan granted to all three parties was €80 million. The parties have executed an internal reimbursement agreement for liabilities born by the joint hotels in respect of that part of the loans attributed to Mandarin, and vice versa;
(**) our respective share in the such amounts is 50%

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2008	Interest	Payment Terms
Victoria Monument BV	Bank Hapoalim B.M.	€14 million	€14 million	Euribor + 2.25%	Revolving credit facility. Interest is payable ion a quarterly basis.
Principal Security and Covenants

Fixed charge over account; Charge over the property; Charge over Purchase Agreement of the property; Charge over the shares held in the borrower; owners guarantee provided by us (in respect of our share in the property) and the partner;
Each of the guarantors must beneficially own 50% of the share capital of the borrower.
Prohibition on the distribution of dividends by the borrowers, in cash or in kind or making any other distribution without lender’s prior consent.

Other Information

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2008	Interest	Payment Terms
Bucuresti Turism SA	Piraeus Bank	€46 million	€46 million	Euribor + 1.75% for the construction period and nine month thereafter. Euribor 1.6% to the entire remaining period

The loan will be repaid in 30 quarterly installments of € 1.3 million each and the last installment of € 6.9 million. First repayment will be paid on 30 June 2009 However we are negotiating with the bank extension of such repayment date. Interest is payable on a quarterly basis.

Principal Security and Covenants

First rank mortgage on the Radisson SAS Bucharest Hotel and the Centre Ville Hotel;
Future and existing cash flow through the bank accounts opened at Piraeus Bank;
pledge of receivables arising from lease agreements and insurance policies concluded by the borrower;

Cash deposit of € 4 million was deposited as at March 31, 2008. Maintain a debt service cover ratio as prescribed in the agreement. As of December 31, 2008 the borrower is not in compliance with said covenant and therefore the loan is presented as a short term credit.

Other Information	A guarantee from Elscint in maximum value of the total commitments plus any interest accruing and any other present and/or future debts relating the credit agreement

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2008	Interest	Payment Terms
Astrid Plaza Hotel NV	Bank Hapoalim	€_24.4 million	€22.5 million	Euribor + 1.75%

Semi annual principal repayment of €625,000 to be paid at the end of each 6 months commencing December 31, 2007 and ending on December 31, 2016;
€12,500,000 to be paid at the end of the term (December 31, 2016);
Interest is payable on a semi annual basis.

Principal Security and Covenants

First ranking share pledge on Astrid Plaza shares;
First ranking mortgage over Astrid Plaza’s real estate;
A mortgage mandate over Astrid Plaza’s real estate;
First ranking pledge on a reserve fund of €1 million which is blocked on a deposit account;
Debt Service Cover Ratio;
The Revenue per Total Available Rooms at the hotel shall not be less than prescribed rates for 2008 and 2009.

Other Information	We guaranty Astrid Plaza undertaking under the loan agreement. The guaranty is unlimited in amount.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2008	Interest	Payment Terms
Astrid Plaza Hotel NV - for the Park Inn Hotel	Fortis Bank	A: € 4 million B: € 3.5 million	A: € 4 million B: 0	A: 5.56% B: 4.66%	Repayment over a 15 year period.
Principal Security and Covenants

A first ranking mortgage on the Park Inn hotel and its assets;
subordination of loan granted by us to the borrower and undertaking not to reduce such loan below a given amount;
compliance with certain financial and operational covenants;
and an undertaking to maintain an equity/asset ratio.
We have furnished the bank with a guarantee up to the amount of € 1.37 million.

Other Information

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2008	Interest	Payment Terms
Elbit Trade & Retail Ltd.	Bank Hapoalim	NIS 33 million	NIS 33 million	Prime + 1.25%	Revolving short-term credit facility
Principal Security and Covenants	Fixed mortgage on all Elbit Trade assets and a guaranty for the full amount from Elscint
Other Information	An additional Stand By Letter of Credit has been provided by the Bank to Elbit Trade in the amount of $4 million in order to secure payment to third party suppliers

Financial Instruments

        For information on financial instruments used, profile of debt, currencies and interest rate structure, see “Item 11. Quantitative and Qualitative Disclosure about Market Risks” below.

Material Commitments for Capital Expenditure

        See " - Tabular Disclosure of Contractual Obligations" below.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        The Israeli government encourages industrial companies by funding their research and development activities through grants by the Office of the Chief Scientist (the “OCS”).

        InSightec’s research and development efforts have been financed, in part, through OCS grants. InSightec has received grants totaling $18.3 million from the OCS since its inception in 1999 and is required to repay such grants through payment of royalties to the OCS at a rate of 3.5% of its revenues until the entire amount is repaid.

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

        In accordance with IFRS, such grants are recorded in the income statements if there is reasonable assurance that the grants will not be repaid. Otherwise, the grants are recorded as a liability and are measured at fair value at each balance sheet date. Consequently, we did not offset any OCS grants against the research and development expenses in our consolidated financial statement for the years ended December 31, 2008, 2007 and 2006.

        Our total research and development expenses amounted to NIS 68.7 million (approximately $18.0 million), NIS 69.5 million and NIS 73.6 million in the years ended December 31, 2008, 2007 and 2006, respectively.

        The total OCS grants received by InSightec during 2008, 2007 and 2006 were $2.6 million $1.5 million and $2.2 million, respectively. These grants were recorded at fair value as part of our liabilities in our consolidated financial statements.

        All research and development expenses included in our consolidated financial statements are attributed to InSightec.

D.	TREND INFORMATION

        Shopping and Entertainment Centers

        Over the past few years the retail market in CEE has experienced extraordinary growth. However, future expectations should be cautious, due to the recent decline in the global economy, including in the European Union.

        Until the current global financial crisis, the Czech retail market was one of the most developed growing markets in CEE. Most of the leading retail groups operating in the Czech Republic are currently foreign-owned, as the local market has quickly adapted to the characteristics of Western markets. Consolidation in the market has already started and is gaining momentum, with developers and investors also turning to new formats of shopping schemes such as factory outlets, retail warehousing, urban shopping galleries and extensions of successful shopping centers. With the ongoing saturation of larger cities, the trend of regional retail development is continuing, with growing numbers of larger shopping schemes such as shopping galleries, malls and retail parks being built in many regions. Currently, the Czech Republic is very close to its economic cycle peak. The main limitations for the coming years will be the tightening labor market with a growing shortage of skilled workers and an accelerated price growth.

        In Hungary GDP is forecasted to be 6.3% lower in 2009 comparing to the growth of 0.6% in 2008, according to the EUROSTAT. Stagflation fears are becoming evident as signs of rising inflation and a weak economy take effect. Economic growth however, is projected to resume in 2010–11.

        The economy in Poland grew by 4.8% in 2008 and is forecasted to be 0.0% in 2009 and 1.5% in 2010, which is significantly above the European Union average. Economic growth has been driven by rising employment, consumer spending and increased activity in the commercial, residential and infrastructure sectors. Inflation in 2008 increased slightly but still remains low at 3.3%, however further growth is expected in the following years and may reach 3.5% in 2009.

        In 2007 Romania experienced very aggressive consumer spending, while experiencing increased credit usage and the worsening of the international financial environment. As a result, inflationary pressures increased. The year on year consumer price index, as of the end of 2007, exceeded the National Bank (NBR) target of 4% (+/-1%), and exceeded 6.57%. The Romanian economy over-performed in the first quarter of 2008, with higher than expected economic growth (8.2% as against the same period of the previous year) and an FDI volume in excess of approximately €1.7 billion. Although macroeconomic fundamentals remain strong in Romania, financial conditions are tightening as the National Bank of Romania (NBR) continues to raise interest rates, confirming concerns over higher than expected inflationary pressures. Sustainable economic growth, increasing revenues by the population and accelerated consumption in recent years were good incentives for retailers to expand their businesses firstly in Bucharest, with an estimated more than 30% of the total retail turnover in Romania; and then all across the country. The supply of retail spaces in Bucharest is still exceeded by the demand, and as a result the vacancy rate is close to zero.

        The retail market in Latvia has more than doubled in size over the last decade and was predicted in 2007 to see further growth over the next ten years. The chiefly consumption-driven growth in Latvia resulted in the collapse of the Latvian GDP in late 2008 and early 2009, exacerbated by the global economic crisis and shortage of credit. The Latvian economy dropped 18% in the first three months of 2009, the biggest fall in the European Union.

        Bulgaria’s GDP in 2007 was US$23.6 billion and is forecasted to rise to US$ 24.5 in 2008, according to the EIU, the 8% inflation rate recorded in 2007 is predicted to remain stable throughout 2008 which suggests that the economy is plateauing after a rapid rise over recent years. Bulgaria continues to have one of the lowest unemployment rates in the CEE region with 6.6% unemployed in 2007, this is estimated to remain stable for 2008. This low level is partly due to the emigration of workforce to other European Union countries. Bulgaria had relatively high inflation (8.2%) in 2007 and a similar estimate for 2006, and its current account deficit (19% of GDP) is amongst the highest in the European Union. FDI in Bulgaria rose by almost 124% during 2007 to an estimated figure of €5.6 billion, compared to EUR 4.36 billion during 2006 which represented 16.8% of GDP. It will continue to be one of the countries with the highest level of foreign investment in 2008, especially considering the EU accession and the investment opportunities this will provide.

        The Indian economy has recently experienced decline, as have other world economies. However the rapid growth in the economy over the past three years is taking its toll. The inflation rate is now at its highest since 1995. Rising fuel and food costs are pushing inflation well above the government’s target of between 5% and 5.5% for the year. Economic growth has slackened off since the early part of 2008 despite consistent farm output. The impact of an appreciating rupee coupled with relatively high and rising domestic inflation, has resulted in some easing of export growth and a rise in imports. Domestic demand could suffer from a wave of aggressive interest rate hikes while investment, a vital driver of India’s expansion in the past four years, may slow in the face of lower sales growth. India can only achieve strong and sustainable economic growth if it pursues a significant package of economic reforms.

        Hotel Business

        Our hotel business is affected by trends in each of the geographic areas in which we operate.

        After some flourishing years in international tourism, in 2008 the hotel industry experienced one of its lowest occupancy rates in nearly 40 years. 2008 began with a slight ascending trend with – according to the Statistical Office of the European Communities – a 1.6% increase in number of nights, but a reverse trend started between May to August when hotels registered a slight fall of -0.5%. As a result of the financial and economic crisis which started to reveal its effects in the fall, the nights spent in hotels during September to December continued the descending trend with a steeper decline of -3.2%.

        The hotel industry is now facing one of its most challenging times. The 2008 data was characterized by falls in average occupancy and, according to experts, average room rate generally follows. Amsterdam was significantly one the worst affected Western European markets in 2008, and although our Park Plaza Victoria Amsterdam, maintained a higher occupancy rate during 2008, we cannot assure such achievements in 2009.

        Despite being a promising emerging market, the hotel industry in CEE is starting to be affected by the global crisis. Romania, registered the lowest percentage of nights spent by nonresidents, throughout the European Union. In Bucharest, RevPar dropped by approximately 8% registering the second largest occupancy decline in Europe. New room supply has flooded Bucharest this year, and as is the case with many multinational companies, many brands are postponing their projects in the region. Amidst reports of leading European hotel companies delaying their projects, we were pleased to report the opening of our Radisson SAS Bucharest Hotel in December of 2008.

        Forecasts for 2009 show mixed trends, with hoteliers suggesting creative and innovative ways to attract guests including online marketing and other technological DIY services to replace costly employees, and more.

E.	OFF-BALANCE SHEET ARRANGEMENTS

        The following are our off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors:

—	PC has committed to repay 30% of outstanding loans in the aggregate amount of €40.0 million ($55.7 million) provided by a financial institution to its associate company (30%), which holds the rights in and to Dream Island if the associate fails to do so.

—	We furnished a local municipality a bank guarantee in an amount of approximately NIS 4.5 million to secure payment of certain land betterment tax by Marina Herzliya Limited Partnership Ltd. (a company controlled by Control Centers). Arbitration is currently being held as to this tax liability. We estimate that no significant costs will be incurred by us in respect of this guarantee.

—	As part of the franchise and support agreements executed by our subsidiary, Elbit Trade with third parties, Elbit Trade has furnished such third parties with letters of credit in the aggregate amount of €4.0 million (approximately $5.5 million) in order to secure payments under the agreements.

—	As part of a lease agreement executed in July 2007 between us and the Israel Land Administration for a long-term lease of land in Tiberius, Israel, we have provided the Israel Land Administration with two bank guarantees in the aggregate amount of NIS 10 million in order to secure our undertakings included in the lease agreement. As a security for the guarantees, we pledged deposits in the same amount.

—	As part of the transactions for the sale of our real estate assets, we have undertaken to indemnify the respective purchasers for any losses and costs incurred in connection with the sale transactions. The indemnification provisions usually include: (i) indemnifications in respect of integrity of title on the assets and/or the shares sold (i.e.: that the assets and/or the shares are wholly owned and are free and clear from any encumbrances and/or mortgage and the like). Such indemnification generally survives indefinitely and is capped at the purchase price in each respective transaction; and (ii) indemnifications in respect of other representations and warranties included in such sale agreements (e.g.: development of the project, responsibility for defects in the development project, tax matters and others). Such indemnification is limited in time (generally three years from closing) and is generally capped at 25% to 50% of the purchase price. Our management estimates, based, inter alia, on a professional opinion and past experience, that no significant costs will be borne in respect of these indemnification provisions.

—	A former subsidiary of PC incorporated in Prague (“Bestes”), which was sold in June 2006 (see note 9D(2) to our annual consolidated financial statements included in this annual report) is a party to an agreement with a third party (“Lessee”), for the lease of commercial areas in a center constructed on property owned by it, for a period of 30 years, with an option to extend the lease period by an additional 30 years, in consideration for €6.9 million (approximately $9.6 million), which has been fully paid. According to the lease agreement, the Lessee has the right to terminate the lease, subject to fulfillment of certain conditions. As part of the agreement for the sale of Bestes to Klepierre in June 2006, it was agreed that PC will remain liable to Klepierre in case the Lessee terminates its contract. The maximum exposure to PC is €10.2 million (approximately $14.2 million). PC’s management believes that this commitment will not result in any material amount due to be paid by it.

—	As part of a transaction with Klepierre for the sale of the Lublin commercial center it was agreed that the second stage of the Lublin Project (i.e.: construction of the hotel and office area which in accordance with an agreement with the Lublin Municipality shall commence by no later than September 30, 2009 and conclude by the end of 2011) will not be a part of the sale agreement. PC and its partner (“Vendor”) undertook that the subsidiary which holds the lease hold rights in the land for projects shall not bear any liability in respect of the construction of the second stage of the project. In addition, the Vendor will indemnify Klepierre for any damage in relation to the construction of the second stage of the project and will cause the second stage of the project to assume full liability for the full and timely performance of all the obligations (other than payment of usufruct fee) of the subsidiary in favor of the municipality of Lublin including for damages for the failure to construct the second stage of the project in accordance with the usufruct agreement. PC and its partner jointly and severally guaranteed the Vendor’s obligations under the agreement. PC’s partner guaranteed PC’s obligation under the agreement related to the second stage including any indemnification obligation to Klepierre for non-performance of obligations under the usufruct agreement with the Municipality of Lublin.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        Our contractual obligations consist mainly of: (i) long-term borrowings (mainly loans from banks and financial institutions and non convertible and convertible notes); (ii) long-term operational leases; (iii) commitments towards suppliers, subcontractors and other third parties in respect of land acquisitions; and (iv) other long term liabilities reflected in the balance sheet. Our contractual obligations are generally linked to foreign currencies (mainly U.S. dollar, British Pound and the Euro) and/or other indexes (such as the Israeli CPI). Below is a summary of our significant contractual obligations as of December 31, 2008 in NIS, based upon the representative exchange rate of the NIS as of the balance sheet date against the currency in which the obligation is originally denominated or based on the respective index of the Israeli CPI as of December 31, 2008. Actual payments of these amounts (as will be presented in the financial statements of the Company when executed) are significantly dependent upon such exchange rates or indexes prevailing as at the date of execution of such obligation, and therefore may significantly differ from the amounts presented herein below.

	Payments due by Period (NIS in million)
Contractual Obligations as of December 31, 2008	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years

Long-Term Debt (1)	6,986,549	1,165,738	2,048,352	1,267,196	2,505,264
Capital (Finance) Leases	-	-	-	-	-
Operating Leases (2)	776,854	34,931	70,674	68,070	603,179
Purchase Obligations and
Commitments (3)	541,677	301,730	227,213	12,735	-
Other Long-term Liabilities
Reflected on Balance Sheet (4)	93,120	1,632	66,049	11,276	14,163
Total	8,398,201	1,504,030	2,412,288	1,359,277	3,122,606

        (1) Long term debt includes interest that we will pay from January 1, 2009 through the loan maturity dates. Part of our loans bear variable interest rates and the interest presented in this table is based on the LIBOR rates known as of December 31, 2008. Actual payments of such interest (as will be presented in our financial statements) are significantly dependent upon the LIBOR rate prevailing as of the date of payment of such interest. For additional information in respect of the long term debt, see “Item 5.B Liquidity and Capital Resources – Other Loans.”

        (2) Our operating lease obligations are subject to periodic adjustment of the lease payments as stipulated in the agreements. In this table we included the lease obligation based on the most recent available information. For additional information in respect of our operating lease obligations see Note 15B to our annual consolidated financial statements included in this annual report.

        (3) Includes mainly commitments for construction suppliers and subcontractors and amount payable to third parties in respect of land acquisitions. Such obligation were not recorded as liabilities in the balance sheet, since, as of the balance sheet date, the construction services were not yet provided and/or certain conditions precedent for the plot acquisitions have not yet been fulfilled.

        (4) Includes (i) fair value of royalty payments that InSightec may have to pay to the OCS. InSightec partially finances its research and development expenditures under programs sponsored by the OCS for the support of research and development activities conducted in Israel. In exchange for OCS participation in the programs, InSightec is obligated to pay 3.5% of total sales of products developed within the framework of these programs. At the time the OCS grants were received, successful development of the related projects was not assured. The obligation to pay these royalties is contingent on actual sales of the products; (ii) fair value of hedging transactions in respect of interest rates on long term loans; and (iii) fair value of the exit fee payable in certain events to a financial institution within the framework of long term credit facilities provided to our jointly controlled companies in the United Kingdom (see also “Item 5.B Liquidity and Capital Resources – Other Loans”).

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        The following table sets forth information regarding our directors, executive officers and other key employees as of the date of this annual report:

NAME	AGE	POSITION

Mordechay Zisser (1) (3)	54	Executive Chairman of the board of directors and Director
Abraham (Rami) Goren	49	Executive Vice Chairman of the board of directors and Director
Shimon Yitzhaki (1) (3)	54	President, Chief Executive Officer and Director
David Rubner (2)	69	Director
Zvi Tropp (1) (2) (3)	69	External Director
Moshe Lion	48	Director
Shmuel Peretz	69	Director
Elina Frenkel Ronen (1) (2)	35	External Director
Dudi Machluf	37	Chief Financial Officer
Zvi Maayan	42	General Counsel

(1)	Member of the donation committee
(2)	Member of the audit committee
(3)	Member of the investment committee

        Our shareholders approved the election of Ms. Elina Frenkel Ronen as one of our external directors for a three-year term on December 25, 2008, replacing Mr. Yosef Apter, who served as an external director until the end of his term on December 24, 2008.

        Mr. Yehoshua Forer served as a director, a member of our audit committee and a member of our investment committee until the end of his term on December 25, 2008.

        In October 2008, Mr. Zvi Maayan was appointed as our General Counsel. Mr. Maayan replaced Mr. Marc Lavine who resigned from his position as our General Counsel and Corporate Secretary.

        MORDECHAY ZISSER. Mr. Zisser has served as our Executive Chairman of the board of directors since May 1999. Mr. Zisser has served as President and Chairman of the board of directors of Europe-Israel since March 1998, and as President and Chairman of the board of directors of Control Centers since 1983. Mr. Zisser has developed major real estate development projects in Israel (including the city of Emmanuel, the Herzliya Marina, the Ashkelon Marina, and the Sea and Sun luxury residential project in north Tel Aviv), as well as large scale residential and hotel projects abroad. As our Executive Chairman, Mr. Zisser leads our core businesses, including: real estate investment, hotel ownership and management, development and operation of shopping and entertainment centers in CEE and in India, development of major residential projects and mixed-use complexes as well as venture capital investments in the hi-tech, medical and bio-technology industries. Mr. Zisser has also served as Executive Chairman of the board of directors of PC since October 2006. Mr. Zisser is active in charitable organizations and is a member of the management of the “Oranit” hostel.

        ABRAHAM (RAMI) GOREN. Mr. Goren has served as a member of our board of directors since April 2006 and as Vice Chairman of our board of directors since September 2006. Mr. Goren has also served as the Executive Chairman of the board of directors of Elscint since July 1999. Mr. Goren is engaged in the development of new investments and heads our high-tech investment division. Until 2004, Mr. Goren served as the Executive Chairman of the board of directors of Nessuah Zannex Ltd., a leading Israeli investment house. Formerly, Mr. Goren was a partner at the law firm of Prof. Joseph Gross, Hodak, Greenberg & Co. (now known as Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.) in Tel Aviv a leading Israeli securities and corporate law firm. From September 1989 until August 1992, Mr. Goren was an associate at the law firm of Weil, Gotshal & Manges LLP in New York. Mr. Goren also serves as a director of various private companies in Israel and abroad. Mr. Goren holds an L.L.B. from Bar Ilan University and an L.L.M. from New York University. Mr. Goren was admitted to the Israeli Bar in 1987 and to the New York State Bar in 1990.

        SHIMON YITZHAKI. Mr. Yitzhaki has served as our President, Chief Executive Officer and a member of our board of directors since May 1999. From March 2005 until August 2006, Mr. Yitzhaki served as our Chief Financial Officer. Mr. Yitzhaki serves as a member of the board of directors of a number of our subsidiaries, including Elscint (since May 1999) and PC (since October 2006). Mr. Yitzhaki has served as a Vice President of Europe-Israel since March 1998 and since the mid-1980‘s as a Vice President of Control Centers. Mr. Yitzhaki holds a B.A. in accounting from Bar Ilan University and is a Certified Public Accountant.

        DAVID RUBNER. Mr. Rubner has served as a member of our board of directors since July 2003. Mr. Rubner serves as Chairman of the board of directors and Chief Executive Officer of Rubner Technology Ventures Ltd. as well as the General Partner of Hyperion Israel Advisors Ltd., a venture capital firm. From 1991 until 2000, Mr. Rubner held various positions at ECI Telecom Ltd., including President, Chief Executive Officer, Chief Engineer, Vice President of operations and Executive Vice President and General Manager of the Telecommunications Division of ECI. Mr. Rubner serves on the boards of public companies including Check Point Software Ltd., , as well as some privately held companies. Mr. Rubner serves on the boards of trustees of Bar Ilan University and Shaare Zedek Hospital. Mr. Rubner holds a B.S. in engineering from Queen Mary College, University of London and an M.S. from Carnegie Mellon University. Mr. Rubner was the recipient of the Israeli Industry Prize in 1995.

        ZVI TROPP. Mr. Tropp has served as one of our external directors since September 2004. Since 2003, Mr. Tropp has been a senior consultant at Zenovar Consultant Ltd. From February 2006 until June 2007, Mr. Tropp served as the chairman of the board of Rafael Advanced Defense Systems Ltd. From 2000 until 2003, Mr. Tropp served as the Chief Financial Officer of Enavis Networks Ltd. Mr. Tropp has served as a board member of various companies, including Rafael (Armament Development Authority) Ltd., Beit Shemesh Engines Ltd., Rada – Electronic Industries Ltd. and has also served as the Chairman of the investment committee of Bank Leumi Le’Israel Trust Company Ltd. Mr. Tropp holds a B.Sc. in agriculture and an M.Sc. in agricultural economics and business administration from the Hebrew University in Jerusalem.

        MOSHE LION. Mr. Lion has served as a member of our board of directors since April 2006. Mr. Lion is a senior partner at Lion, Orlitzky and Co., an accounting firm in Israel. From April 2003 until April 2006, Mr. Lion was the Chairman of Israel Railways. From October 2000 until December 2005, Mr. Lion served as a director of Elscint. From December 1997 to July 1999, Mr. Lion served as Director General of the Israeli Prime Minister’s Office and as an economic advisor to the Israeli Prime Minister. From January 1997 to November 1997, Mr. Lion served as the Head of the Bureau of the Israeli Prime Minister’s Office and as an economic advisor to the Israeli Prime Minister. Mr. Lion served as a member of the board of directors of Bank Massad Ltd. from January 2000 until November 2006 and as a member of the board of directors of Bank Tefachot Ltd. from November 1999 until May 2004. Mr. Lion currently serves as a member of the board of directors of the Israel Council for Higher Education and of the Wingate Institute for Physical Education. Mr. Lion holds a B.A. in accounting and economics and an L.L.M., both from Bar Ilan University.

        SHMUEL PERETZ. Mr. Peretz has served as a member of our board of directors since April 2006.  Since 1997, Mr. Peretz has served as the President of the European Division of Israel Aerospace Industries Ltd. From March 2003 until December 2005, Mr. Peretz served as a member of the board of directors of Elscint. From 1991 until 1996, Mr. Peretz served as Vice President (Finance) of Israel Aerospace Industries Ltd. From 1980 until 2002, Mr. Peretz served as a member of the board of directors of numerous companies, including Elta Ltd., Magal Ltd., Medisel Technologies Inc. and Belgium Advanced Technologies. Mr. Peretz holds a B.A. in economics and political science from the Hebrew University in Jerusalem, as well as an M.B.A. from the New York Institute of Technology.

        ELINA FRENKEL RONEN. Ms. Frenkel Ronen has served as one of our external directors since December 2008. Since 2008, Ms. Frenkel Ronen has served as the Chief Financial Officer of Orek Paper Ltd. Since 2005, Ms. Frenkel Ronen has headed her family’s real estate business. Ms. Frenkel Ronen currently serves as the Chair of the CEOs, CFOs and Controllers Committee of the Institute of CPAs in Israel, as Vice President of the Tel-Aviv Region of the Institute of CPAs in Israel and as an external director of Tao Tsuot Ltd. From 2004 to 2007, and as of November 2008 of the Haifa Port Ltd. Ms. Frenkel Ronen served as the Public Representative for the Public Utility Authority – Electricity. From 2002 to 2007, Ms. Frenkel Ronen served as Chief Financial Officer of I.G.B. Group. From 1999 to 2002, Ms. Frenkel Ronen served as Chief Financial Officer of Sherutey Hashomrim Group. From 1993 to 1999, Ms. Frenkel Ronen served as the Chief Controller and Financial Reports Supervisor of the Tnuva Industry Group of Companies, including its 96 subsidiaries. Ms. Frenkel Ronen holds a B.A. in accounting and economics and an Executive M.B.A., both from Tel-Aviv University. Ms. Frenkel Ronen  is a Certified Public Accountant.

        DUDI MACHLUF. Mr. Machluf has served as our Chief Financial Officer since August 2006. From 2003 until 2005, Mr. Machluf was the head of our accounting department and managed the transaction department. Prior to joining us, Mr. Machluf was a manager at Deloitte & Touche, Certified Public Accountants. Mr. Machluf holds a B.A. in Economics and an L.L.M., both from Bar Ilan University. Mr. Machluf is a Certified Public Accountant.

        ZVI MAAYAN. Mr. Maayan has served as our General Counsel since October 2008. From 2007 Mr. Maayan has served as Assistant General Counsel for our Company up to October 2008. From 2000 to 2007 Mr. Maayan served as Assistant General Counsel for Israel Aerospace Industries, which is the largest Israeli industrial company having a wide range of products and services. From 1996 to 2000 Mr. Maayan was in private practice as a senior associate in the law firm Shugol, Ketzef, Ehrlich, Kerner & Co. which was a member of ACL (International Association of Commercial Lawyers) and the International Alliance of Law Firms, specializing in commercial and civil law, international commerce, banking and financing, bankruptcy, biopharmaceutical industry, real-estate and litigation. Mr. Maayan is a graduate of the Bar-Ilan University, Ramat-Gan, Israel (LL.B., LL.M., cum laude).

B.	COMPENSATION OF DIRECTORS AND OFFICERS

Aggregate 2008 Compensation of Directors and Officers

        The aggregate compensation paid to or accrued on behalf of all persons as a group (11 persons, including directors and officers whose service ended during 2008) who served in the capacity of director or executive officer in 2008 for the year ended December 31, 2008, was approximately NIS 8.2 million (approximately $2.15 million). Such aggregate amount includes salaries and bonuses including certain fringe benefits and accrued amounts in respect of pensions and retirement benefits.

        In 2008, all of our directors and officers (excluding our external directors) as a group were granted options to purchase an aggregate amount of 250,000 of our ordinary shares. These grants included 20,000 options to each of our independent directors (excluding our external directors), 125,000 options to our President and CEO and 65,000 options to our Executive Vice Chairman. Options granted to officers, represent shares exercisable into less than one percent of our share capital.

        In addition, our directors and officers participate in share or option allocations pursuant to various plans adopted by us, PC and InSightec.

        For information regarding the terms of grant and exercise under all plans, see “Item 6.E. Share Ownership – 2006 Employees, Directors and Officers Incentive Plan.”

        The aggregate compensation amount set forth above does not include stock based compensation expenses recognized in accordance with applicable accounting rules in respect of options granted to directors and officers.

Independent Director Compensation

        Pursuant to the requirements of the Companies Law, remuneration of our directors requires shareholder approval. Compensation and reimbursement for external directors is governed by regulations promulgated under the Companies Law. Our external directors are compensated in the form of an annual fee in the amount of NIS 89,370 (approximately $23,506) and a meeting attendance fee in the amount of NIS 4,586 (approximately $1,206), payable in accordance with the regulations. Our other independent directors are compensated with an annual fee in the amount of NIS 54,975 (approximately $14,459) and a meeting attendance fee in the amount of NIS 1,936 (approximately $509), payable in accordance with the regulations.

        In addition, in 2008, each of our three independent directors (excluding our external directors) was granted options to purchase 20,000 of our ordinary shares in accordance with 2006 Employees, Directors and Officers Incentive Plan.

        For further information, see “Item 6.E. Share Ownership – 2006 Employees, Directors and Officers Incentive Plan.”

Service Agreements with the our and PC’s Executive Chairman

        Pursuant to a management agreement approved by our shareholders on May 31, 2006, Mr. Mordechay Zisser, our Executive Chairman, provides us with services via a management company controlled by him. The agreement provides that Mr. Zisser will devote at least 80% of his time, skills and efforts to his position as our Executive Chairman. In consideration for these services, we pay the management company a monthly fee of $50,000, plus applicable value added tax, as well as reimbursement of expenses. In addition, the management company is entitled to other benefits, such as an appropriate vehicle, telephone, facsimile, mobile phone, computer, printer and modem, including installation costs and all reasonable expenses related thereto. The agreement has a five-year term commencing on August 1, 2005.

        Termination of Mr. Zisser’s service as Executive Chairman of the Board for any reason whatsoever will result in an immediate termination of the management agreement. Notwithstanding the above, at our request, Mr. Zisser will serve (through the management company) in addition to or in lieu of his service as Executive Chairman as our director or officer, and in such event, the agreement will remain in effect with regard to such service.

        In November 2007, our shareholders approved an annual bonus for the Executive Chairman, not to exceed NIS 18 million, calculated as follows: (i) 0% of the first NIS 100 million of profits (as defined below); (ii) 2.5% of profits between NIS 100 million and NIS 125 million; (iii) 3% of profits between NIS 125 million and NIS 150 million; and (iv) 3.5% of profits exceeding NIS 150 million. The annual bonus is payable with respect to the fiscal year ended December 31, 2006 and for each fiscal year thereafter for so long as the Executive Chairman serves as a director or officer of us or any of our subsidiaries. For the purpose of determining the annual bonus, in accordance with resolutions of our audit committee and board of directors of May 29, 2008 and also based on legal advice received, “profits” for any year shall mean our profit before taxes, as disclosed in our annual audited consolidated financial statements for that year minus profit (loss) before tax attributed to the minority shareholders and minus such loss (before taxes and after deduction of profit (loss) attributed to the minority shareholders) as disclosed in our annual consolidated audited financial statements for all years commencing 2007, that had not already been deducted for the purpose of calculating such annual bonus for any previous year. Such resolution shall be applied, retroactively, to bonuses payable in respect of the year 2007 and thereafter.

        In November 2007, our shareholders approved a service agreement between PC and Mr. Zisser for his services as the Executive Chairman of PC. In consideration for such services, Mr. Zisser receives a monthly salary of $25,000, as well as reimbursement of his reasonable expenses incurred in the performance of his duties. Under the services agreement, the salary is to be reviewed by the board of directors of PC each year and may be increased, subject to applicable law. Mr. Zisser has waived his right to receive from PC any severance pay under the Israeli Severance Pay Law and social benefits.

        Under Israeli law, however, a waiver of certain social benefits, including severance pay, has no effect, and therefore we may be exposed to potential additional payments to Mr. Zisser in an aggregate amount which we believe to be not material to us, should the agreement be regarded as an employment agreement. Each party may terminate the service agreement upon 12 months’ prior notice.

Agreements with our Executive Vice Chairman

        Pursuant to an employment agreement approved by our shareholders on January 17, 2008, Mr. Abraham (Rami) Goren serves as our Executive Vice Chairman of the board of directors and has the responsibility of the business activities of the Company and its subsidiaries in Asia and in particular, India. Our annual cost of Mr. Goren’s salary shall not exceed NIS 2,134,000, linked to increases in the Israeli consumer price index.

        Under this agreement, we provide Mr. Goren with a vehicle suitable to his position and bear all related expenses, including taxes and medical insurance.

        Under an agreement between Mr. Goren and PC, dated October 26, 2006, which was approved by our shareholders meeting on January 17, 2008, Mr. Goren received options to acquire 5% of the holding company through which PC conducts its operations in India. The options were subject to vesting over a three-year period and became fully vested on March 31, 2009. Where considered appropriate, and by agreement, Mr. Goren will be entitled to receive a 5% interest in specific projects, in which case necessary adjustments will be made at the holding company level. The options may be exercised at any time, for cash or on a cashless basis, at a price based on PC’s net equity investment made in the projects plus interest accrued at the rate of LIBOR plus 2% per annum from the date of investment until the date of exercise.

        Mr. Goren has a put right to require PC to purchase shares held by him following exercise of the options, at a price to be determined by an independent appraiser. If PC sells its shares in the Indian holding company to a third party, Mr. Goren’s options will not be affected. However, if a new investor is allotted shares in the holding company, Mr. Goren’s options will be diluted pro-rata. The agreement includes tag-along rights and rights of first refusal.

        Subject to the approval of the shareholders of PC, the foregoing agreement will be replaced with an agreement containing substantially similar terms and conditions to the agreement described below, which will apply to all projects in India.

        Under an agreement between Mr. Goren and us, dated January 17, 2008, in consideration for services performed by Mr. Goren pertaining to the sourcing, initiation, operation or management of any business activities in India and other countries in Asia in which Mr. Goren renders such services for the benefit of the Company and its affiliates (excluding PC and its subsidiaries), as well as for the performance of other activities assigned to Mr. Goren by the Company, Mr. Goren is entitled to receive 5% of the outstanding share capital owned by the Company in each entity through which we conduct business activities initiated in such territory. This arrangement applies for so long as Mr. Goren devotes a substantial part of his time and attention to such sourcing activities and for 30 months thereafter.

        Mr. Goren’s right to receive shares in each investment vehicle is subject to vesting over a three-year period and became fully vested on March 31, 2009. The right to receive shares in any investment vehicle in which we obtain equity rights after March 31, 2009 will vest immediately. The shares issued to Mr. Goren under the agreement are not entitled to any type of distributions from the investment vehicle until our investments in such investment vehicle have been returned in full, with interest. The agreement includes tag-along rights, pre-emptive rights and registration rights in favor of Mr. Goren and transfer restrictions, rights of first refusal and drag-along rights in our favor.

        Employment Agreement with our President and CEO

        In December 2002, our shareholders approved the employment agreement of Mr. Shimon Yitzhaki, our President, Chief Executive Officer and a director, which provides for an aggregate monthly cost to us, of NIS 164,734, linked to the Israeli consumer price index. Such cost includes customary social benefits and the use of a car fully maintained by us. In addition, Mr. Yitzhaki is entitled to reimbursement of expenses incurred in connection with his services in the foregoing capacities. The agreement requires Mr. Yitzhaki to devote at least 90% of his working time to us.

        In addition, Mr. Yitzhaki is entitled to an annual bonus, calculated as follows: (i) 0.75% of the first NIS 125 million of profits; (ii) 0.875% of profits between NIS 125 million and NIS 150 million; and (iii) 1% of profits exceeding NIS 150 million. For the purpose of determining the annual bonus, in accordance with the resolutions of our audit committee and board of directors of May 29, 2008 and also based on legal advice received, “profits” for any year shall mean our profit before taxes, as disclosed in our annual audited consolidated financial statements for that year minus profits (losses) before tax attributed to the minority shareholders.

Severance Agreement with the Former President of Elscint and Acting CEO of PC

        On November 1, 2007, our shareholders approved and ratified two separate agreements entered into between Ms. Rachel Lavine, who then served as President of Elscint and Acting Chief Executive Officer of PC, and each of us and Elscint, dated February 7, 2007, regarding Ms. Lavine’s resignation from her employment by us and companies under our control. The agreement with Elscint provides that Ms. Lavine will resign from her positions effective February 7, 2007 and continue to enjoy the same payments and benefits until March 31, 2008, of which part constitutes unused vacation days and part an agreed adjustment period.

        Ms. Lavine participated in the same annual bonus plan as Mr. Yitzhaki, as described above under ” – Employment Agreement with our President and CEO” for the years 2007 and 2008 only. Elscint also undertook to pay the tuition fee of Ms. Lavine in the Kellogg-Recanati Executive MBA program in an aggregate amount of $47,000 and to bear all tax expenses associated with such payment. We and Elscint each undertook to continue to purchase directors’ and officers’ liability insurance policy covering Ms. Lavine for a period of at least seven years following her resignation.

        The agreement with us provides that, despite her resignation, Ms. Lavine shall be entitled to: (i) all of the 75,000 options exercisable into our ordinary shares in accordance with our incentive plan; and (ii) all of the 250,000 options exercisable into PC ordinary shares in accordance with PC incentive plan.

C.	BOARD PRACTICES

        Corporate Governance Practices

        We are incorporated in Israel and therefore are subject to various corporate governance practices under the Israeli Companies Law, relating to such matters as external directors, the audit committee, the internal auditor and approvals of interested-party transactions. These matters are in addition to the ongoing listing conditions of the Nasdaq Global Market and other relevant provisions of U.S. securities laws. Under the Nasdaq rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable Nasdaq requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. For further information, see “Item 16G – Corporate Governance”.

        Under the Companies Law, our board of directors must determine the minimum number of directors having financial and accounting expertise, as defined in the regulations promulgated under the Companies Law, that our board of directors should have. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least two directors with the requisite financial and accounting expertise and that two of our directors fulfill the requirements promulgated under the Companies Law.

        Election of Directors

        Our directors are generally elected by our shareholders at the annual meeting of the shareholders by a simple majority. Generally, the nominees for a director’s office are recommended by our audit committee which also acts as our nominating committee. The directors hold office until the next annual meeting of our shareholders. Our board of directors may appoint additional directors to our board of directors in the event of a vacancy on or an enlargement of the board of directors. Any director so appointed will hold office until the next annual meeting of the shareholders. Our board of directors currently consists of eight members.

        Alternate Directors

        Our articles of association provide that any director may, by written notice to us, appoint another person who is not a director to serve as an alternate director, subject to the approval of the chairman of the board. In the case of an appointment made by the chairman, such appointment shall be valid unless objected to by the majority of other directors. The term of appointment of an alternate director is unlimited in time and scope unless otherwise specified in the appointment notice, or until notice is given of the termination of the appointment. No director currently has appointed any other person as an alternate director. The Companies Law stipulates that a person who serves as a director may not serve as an alternate director except under very limited circumstances. An alternate director has the same responsibility as a director.

        External Directors; Independent Directors

        The Companies Law requires Israeli public companies (such as us) to appoint at least two external directors. The Companies Law provides for certain qualifications that a candidate for external directorship must comply with. Among such requirements, a person may not be appointed as an external director if such person or person’s relative, partner or employer, or any entity controlled by such person, has, at the date of appointment, or had at any time during the two years preceding such date, any affiliation with the company, any entity controlling the company at the date of his appointment or any entity controlled by the company or by the entity controlling the company. The term “affiliation” is broadly defined in the Companies Law, including an employment relationship, a business or professional relationship maintained on a regular basis or control, service as a director or officer.

        In addition, no person may serve as an external director if such person’s position or other business creates, or may create, conflict of interest with the person’s position as an external director, or if such position or other business may impair such person’s ability to serve as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as a director or officer and may not employ or receive paid services from that person, either directly or indirectly, including through a corporation controlled by that person.

        External directors are to be elected by a majority vote at a general meeting of shareholders, provided that (i) such majority vote at the general meeting includes at least one third (1/3) of the total votes of non-controlling shareholders voted at such general meeting or (ii) the total number of votes of non-controlling shareholders that voted against such election does not exceed one percent (1%) of the total voting rights in the company.

        The initial term of an external director is three years and such term may be extended for an additional three-year period. In addition, the service of an external director may be extended for additional terms of up to three years each, if both the audit committee and the board of directors confirm that, in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of the company. External directors may be removed only in a general meeting, by the same percentage of shareholders as is required for their election, or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their fiduciary duty to us. Each committee of a company’s board of directors that is authorized to exercise powers of the board of directors is required to include at least one external director, and all external directors must be members of the company’s audit committee.

        An external director is entitled to reimbursement of expenses and to monetary and other compensation as provided in regulations promulgated under the Companies Law, but is otherwise prohibited from receiving any other compensation, directly or indirectly, for his serving as a director of the company.

        Mr. Zvi Tropp’s second three-year term as an external director commenced on September 1, 2007, and Ms. Elina Frenkel Ronen’s first three-year term as an external director commenced on December 25, 2008.

        Under the Nasdaq rules, a majority of our directors are required to be “independent directors” as defined in Nasdaq’s rules. The current composition of our board of directors consists of a majority of independent directors. Two of our independent directors also qualify as external directors as defined by the Companies Law.

        Board Committees

        Our board of directors has established an audit committee, a donation committee and an investment committee, as described below.

        Audit committee. The Companies Law requires public companies to appoint an audit committee. An audit committee must consist of at least three members, and include all of the company’s external directors. However, the chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. The responsibilities of the audit committee include identifying and examining flaws in the business management of the company, in consultation with the internal auditor and the company’s independent accountants, and suggesting appropriate course of actions. In addition, an audit committee recommends approval of transactions that are deemed interested party transactions, including directors compensation and transactions between a company and its controlling shareholder or transactions between a company and another person in which its controlling shareholder has a personal interest.

        Our audit committee is comprised of three members, all of whom meet all requisite independence and other professional requirements. Our audit committee operates in accordance with a charter and written procedures governing approval of any proposed transactions with our external auditors. Within the framework of such governing documents, the audit committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on our financial statements. The audit committee’s specific responsibilities in carrying out its oversight role include the approval of all audit and permitted non-audit services to be provided by the external auditor and quarterly review the firm’s non-audit services and related fees.

        Our audit committee is also authorized to act as our “qualified legal compliance committee”. As such, our audit committee will be responsible for investigating reports, made by attorneys appearing and practicing before the SEC in representing us, of perceived material violations of U.S. federal or state securities laws, breaches of fiduciary duty or similar material violations of U.S. law by us or any of our agents. Under Nasdaq rules, the approval of the audit committee is also required to effect related-party transactions that would be required to be disclosed in our annual report.

        Nasdaq rules require that director nominees be selected or recommended for the board’s selection either by a committee composed solely of independent directors or by a majority of independent directors. The compensation of a company’s chief executive officer and other executive officers is required to be approved either by a majority of the independent directors on the board or a committee comprised solely of independent directors. Our audit committee also acts as our nominating committee and compensation committee.

        Our audit committee has the authority to retain independent legal, accounting or other consultants as advisors, for which we will provide funding, and handle complaints relating to accounting, internal accounting controls or auditing matters.

        Donation committee. Our articles of association authorize us, in accordance with the Companies Law, to donate reasonable amounts to any cause we deem worthy. Our donation committee is authorized to determine, in its discretion, with respect to any contribution, the amount thereof, its purpose, the entity to receive the contribution and any other term or condition relating thereto.

        Investment committee. Our investment committee is responsible for developing and monitoring our financial risk management policies and determining our investments in short-term liquidity funds, all in order to preserve value of our cash.

        Internal Auditor

        Under the Companies Law, our board of directors is required to appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether our actions comply with the law and proper business procedure. The internal auditor may not be an interested party, an office holder, or a relative of any of the foregoing, nor may the internal auditor be our independent accountant or its representative. The Companies Law defines the term “interested party” to include a person who holds 5% or more of our outstanding share capital or voting rights, has the right to appoint one or more directors or the general manager or who serves as a director or as the general manager. Our internal auditor is Mr. Ronen Arzi of Horwath OWP – Ovadia Wallenstein Pick & Co., an independent member of Crowe Horwath International.

        For information on the duties of directors, officers and shareholders and requirements for the approval of related-party transactions, please see Item 10.B – “Memorandum and articles of association and General Provisions of Israeli Law”.

D.	EMPLOYEES

        As of May 31, 2009, we employed 37 persons in investment, administration and managerial services, all of whom were employed in our headquarters in Israel. As of May 31, 2009, PC had 110 employees, 34 consultants as well as 3 part time employees in Central and Eastern Europe, Russia, Greece and India. As of May 31, 2009, our Hotel division had 1,087 employees (including employees in proportionally consolidated companies in which we hold 50%). As of May 31, 2009, Elscint Ltd. and Elbit Trade had 392 employees.

        As of May 31, 2008, we employed 36 persons in investment, administration and managerial services, all of whom were employed in our headquarters in Israel. As of May 31, 2008, PC had 135 employees, 41 consultants as well as 15 part time employees in Central and Eastern Europe, Russia, Greece and India. As of May 31, 2008, our Hotel division had 1,230 employees (including employees in proportionally consolidated companies in which we hold 50%). As of May 31, 2008, Elscint Ltd. and Elbit Trade had 426 employees. The increase in working power in PC during this period reflected the expansion of PC’s operations and the additional obligations it assumed upon becoming a public company.

        As of May 31, 2007, we employed 33 persons in investment, administration and managerial services, all of whom were employed in our headquarters in Israel. As of May 31, 2007, PC had 59 employees in Eastern Europe and 33 consultants as well as 5 part time employees. As of May 31, 2007, our Hotel division had approximately 838 employees (including employees in proportionally consolidated companies in which we hold 50%). As of May 31, 2007, Elscint Ltd. and Elbit Trade had 320 employees.

        We are not party to any collective bargaining agreement with our employees or with any labor organization.

E.	SHARE OWNERSHIP

        As of May 31, 2009, our directors and executive officers beneficially owned an aggregate of 242,465 of our ordinary shares, or approximately 0.95% of our outstanding ordinary shares. This figure includes options to purchase ordinary shares that were vested on such date or that were scheduled to vest within the following 60 days.

        For information regarding the terms of grant and exercise under all plans, see ” – 2006 Employees, Directors and Officers Incentive Plan” below.

        For information on Mr. Mordechay Zisser’s beneficial ownership of our ordinary shares, see “Item 7 Major Shareholders and Related Party Transactions – Major Shareholders” below. No other director or executive officer beneficially owns 1% or more of our outstanding ordinary shares.

        The following is a description of each of our option plans, including the amount of options currently outstanding and the exercise prices of such options.

        2006 Employees, Directors and Officers Incentive Plan

        Our 2006 Employees, Directors and Officers Incentive Plan, as amended (the “2006 Plan”), provides for the grant of up to 2,000,000 options to employees, directors and officers of us and of companies controlled directly or indirectly by us. The exercise price per option is the average closing price of our ordinary shares on the TASE during the 30-trading day period preceding the date of grant of such options or as otherwise determined by the board of directors.

        The options are exercisable pursuant to a “cashless” exercise mechanism whereby, in lieu of paying the exercise price of the option in exchange for all the ordinary shares subject to the option, the holder is issued such number of ordinary shares whose market value equals the excess of (i) the market value of all the ordinary shares subject to the option over (ii) the aggregate exercise price. In order to limit the potential dilution to shareholders that may be caused by the exercise of options under the 2006 Plan, on October 6, 2008, the audit committee and board of directors amended the 2006 Plan to limit the market price employed in such formula to a maximum price of NIS 200 per ordinary share or as otherwise determined by the board of directors.

        Under the terms of the 2006 Plan, options vest over a period of three years, such that 33.33% of the options granted become exercisable on each of the first, second and third anniversaries of the date of grant. The options expire five years from the date of grant.

        Pursuant to an amendment of the 2006 Plan in May 2009 regarding options granted in 2006 to offerees still employed by us (including directors and officers who still hold office), offerees were granted the option to choose that the exercise price per option be NIS 60, to limit the “cashless” exercise price to a maximum price of NIS 120 per ordinary share and to extend the expiration date of such options from five years to seven years or the option to only extend the expiration date of such options. This amendment will become effective with respect to directors who have been granted options in 2006 under the 2006 Plan and still hold office with us only upon its approval in our annual general meeting.

        As of May 31, 2009, options to purchase 1,779,499 ordinary shares were outstanding under the 2006 Plan.

        2001 Employees, Directors and Officers Incentive Plan

        Our 2001 Employees, Directors and Officers Incentive Plan (the “2001 Plan”) provides for the issuance of up to 626,900 of our ordinary shares to employees, directors and officers of us and of companies controlled by us, and of Europe-Israel and of companies controlled by Europe-Israel. The exercise price per share is NIS 24.1. All shares under the 2001 Plan are fully vested.

        As of May 31, 2009, 58,265 shares were outstanding under the 2001 Plan.

        Elscint’s 2001 Employees, Directors and Officers Incentive Plan

         Elscint’s 2001 Employees, Directors and Officers Incentive Plan (the “Elscint 2001 Plan”) provided for the issuance of up to 850,000 ordinary shares of Elscint to employees, directors and officers of Elscint and its subsidiaries and to employees of Europe-Israel or other companies controlled by Europe-Israel. The exercise price per share is NIS 15.65. An amount of 81,000 shares remaining under this plan were transferred to Elscint’s 2003 Employees, Directors and Officers Incentive Plan, which has since expired. Under the terms of the Elscint 2001 Plan, the right to retain the shares vests over a period of either two or three years, such that 50% or 33.33% (as the case may be) of the shares issued become available for purchase on each anniversary of the date of issuance. The Elscint 2001 Plan was terminated on November 27, 2003.

        Upon the completion of our merger with Elscint in November 2005, the 522,500 shares that remained outstanding under the plan as of such date were exchanged for 276,925 of our ordinary shares.

        As of May 31, 2009, 47,700 ordinary shares were outstanding under the Elscint 2001 Plan.

        InSightec Incentive Plans

        InSightec’s 1999 Employee Stock Ownership Plan (the “1999 Plan”) provides for the grant of up to 2,650,000 options, at an exercise price of NIS 0.01 and $3.33 per share. All options under the 1999 Plan are fully vested. The options generally expire following twelve years as of their date of grant.

        InSightec’s 2003 Employee Stock Ownership Plan (the “2003 Employee Plan”) provides for the grant of up to 1,094,000 options (700,000 plus 394,000 that were transferred from the 1999 Plan), at an exercise price that varies from NIS 0.01 to $16. Options granted under the 2003 Employee Plan generally vest after a two-year period from the end of calendar year in which the options were granted. On January 30, 2005 InSightec’s board resolved to amend the 2003 Employee Plan so that the options granted under such plan after January 30, 2005, would generally vest over a four-year period from the grant date, 50% after two years and 25% after each of the third and fourth years. The options generally expire following seven years as of their date of grant. On January 30, 2006 all outstanding options under the 2003 Plan were transferred to the 2006 Plan (for additional information see below).

        InSightec’s 2003 Service Providers Plan (the “2003 Service Providers Plan”) provides for the grant of up to 300,000 options, at an exercise price of $5.50. The options generally expire following seven years as of their date of grant. On January 30, 2006, all outstanding options under the 2003 Plan were transferred to the 2006 Plan (for additional information see below).

        InSightec’s 2006 Stock Option Plan (the “2006 Plan”) provides for the grant of up to 400,000 options, at an exercise price equal to fair value at the date of grant. On January 30, 2006, InSightec’s board of directors resolved to transfer the balance of unallocated options from the 2003 Employee Plan and the 2003 Service Providers Plan to the 2006 Plan, in addition to the 400,000 options already existing under the plan. Options granted under the 2006 Plan generally vest over a four-year period from the grant date, 50% after two years and 25% after each of the third and the fourth years. The options generally expire following seven years as of their date of grant or, subject to certain criteria, following five years. On October 24, 2006 InSightec’s board of directors approved an increase of the option pool by 300,000 options.

        InSightec’s 2007 Stock Option Plan (the “2007 Plan”) provides for the grant of up to 2,000,000 options, at an exercise price equal to fair value at the date of grant. Options granted under the 2007 Plan generally vest over a four-year period from the earlier of (i) InSightec’s initial public offering or (ii) a “material change” in InSightec (as defined in the 2007 Plan) (the “Commencement Date”), 50% after two years from the Commencement Date and 25% after each of the third and the fourth years from the Commencement Date. The options generally expire following seven years as of the Commencement Date or, subject to certain criteria, following five years. On October 31, 2007, InSightec’s board of directors approved that all the options granted under the 2007 Plan as of October 30, 2007, shall become fully vested and exercisable on the second anniversary of the Commencement Date and shall remain exercisable until the end of the term of the options, as defined in the 2007 Plan.

        All options under InSightec’s option plans automatically vest and become exercisable without any discretion on the part of InSightec’s board of directors or compensation committee upon certain events that constitute a material change to InSightec, such as a change of control, a resolution of InSightec’s shareholders or its board of directors for its dissolution or a distribution in kind of most of its assets, mergers etc. As of May 31, 2009, options to purchase an aggregate of 4,931,315 ordinary shares were outstanding under InSightec’s option plans. Under the InSightec 2003 Plan, our President and Chief Executive Officer holds 100,000 options exercisable into InSightec shares.

        PC Share Option Scheme

        PC’s 2006 Share Option Scheme, as amended in August 2007 and November 2008 (the “2006 Scheme”) provides for the grant of up to 33,834,586 options to employees, directors, officers and other persons who provide services to PC including employees of us. The exercise price per option shall be the average closing price of PC’s ordinary shares on the London Stock Exchange during the 15-day period prior to and including the date of grant..

        The options are exercisable pursuant to a “cashless” exercise mechanism whereby, in lieu of paying the exercise price of the option in exchange for all the ordinary shares subject to the option, the holder is issued such number of ordinary shares whose market value equals the excess of (i) the market value of all the ordinary shares subject to the option over (ii) the aggregate exercise price, provided that the market price employed in such formula will not exceed a maximum price of £3.24 per option.

        Under the terms of the 2006 Scheme, options vest over a period of three years, such that 33.33% of the options granted become exercisable on each of the first, second and third anniversaries of the date of grant. Pursuant to the amendment of the 2006 Scheme in November 2008, all options that were not vested on October 26, 2008 shall begin the three-year vesting cycle from the beginning, commencing as of October 26, 2008. The options expire seven years from the date of grant by the Board of Directors.

        Upon the occurrence of an event of change of control in PC (as defined in the 2006 Scheme), the vesting of all the outstanding options granted by PC that were not exercised or did not expire by such date, shall be fully accelerated. As of May 31, 2009, options to purchase 30,198,015 ordinary shares were outstanding under the 2006 Scheme. Under the 2006 Scheme, as amended, our Executive Chairman, our Executive Vice Chairman and our President and Chief Executive Officer hold 3,907,895, 150,000 and 1,116,541 options, respectively. The options granted to our officers represent options exercisable into less than one percent of PC’s share capital.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        We had, as of May 31, 2009, 25,454,703 ordinary shares outstanding, excluding 2,800,000 shares held by us which do not have any voting and equity rights. The voting rights of all shareholders are the same. The following table sets forth certain information as of May 31, 2009 concerning: (i) persons or entities who, to our knowledge, beneficially own more than 5% of our outstanding ordinary shares; and (ii) the number of our ordinary shares beneficially owned by all of our directors and officers as a group:

Name and Address	Number of Shares		Percent of Shares Beneficially Owned(1)

Mordechay Zisser (2)	12,621,882	(3)	49.59%
Europe-Israel (M.M.S.) Ltd. (4)	12,152,442		47.74%
All officers and directors of the Company as a
group (9 persons)	12,864,347	(5)	50.54%

        On February 14, 2008 Clal Insurance Enterprises Holdings Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat filed a Schedule 13G/A in respect of 377,805 shares beneficially owned by each reporting person. Such respective holdings, excluded 21,797.51 ordinary shares which were held at that time for members of the public through, among others, provident funds and mutual funds, which are managed by companies controlled by Epsilon Investment House Ltd., an indirect subsidiary of IDB Development. Each reporting person’s respective holdings, constituted at that date 1.48% of our outstanding share capital. The previous Schedule 13G/A filed by such reporting persons on February 5, 2007, indicated beneficial ownership of 5.9% of our outstanding share capital.

[1]	The number of shares and percentage ownership are based on our Shares outstanding as of May 31, 2009. Such number excludes 2,800,000 ordinary shares repurchased by us in a self-tender offer with respect to which we do not have any voting or equity rights. Beneficial ownership is determined in accordance with the rules of the SEC based on voting and investment power with respect to such ordinary shares. Shares subject to options that are currently exercisable or exercisable within 60 days of May 31, 2009 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The Shares beneficially owned by our directors include Shares owned by their family members, as to which such directors disclaim beneficial ownership. The information regarding the beneficial ownership of Europe-Israel and of Mr. Zisser is based on a Schedule 13D filed by them on January 10, 2008 and on information furnished by them to the Company.
[2]	Mr. Zisser is considered our indirect controlling shareholder by virtue of his control of Europe-Israel and serves as our Executive Chairman of the Board of Directors. See footnote 4 below.
[3]	Includes (i) 12,152,442 of our Shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, our Executive Chairman of the Board of Directors, by virtue of his control of Europe-Israel; (ii) 24,837 of our Shares held by Marina Herzelia (Limited Partnership) 1988, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, by virtue of his control of Control Centers Ltd., which wholly owns Marina Herzliya (Limited Partnership) 1988; and (iii) 444,603 of our Shares held by Mr. Zisser. See also footnote 4 below.
[4]	Europe-Israel is an Israeli corporation wholly-owned by Control Centers, a private company controlled by Mr. Mordechay Zisser.
[5]	Includes: (i) 12,152,442 Shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, (see footnote 4 above); (ii) 24,837 Shares held by Marina Herzelia (Limited Partnership) 1988; (iii) 444,603 of our Shares held by Mr. Zisser; (iv) 101,965Shares issued to other directors and officers of the Company pursuant to our 2001 Employees, Directors and officers incentive plan; and (v) 281,000 options exercisable into 140,500 shares as of May 31, 2009 and within 60 days thereafter granted to other directors and officers of the Company pursuant to our 2006 Employees, Directors and Officers Incentive Plan.

        As of May 31, 2009, there were approximately 803 holders of record of our ordinary shares with addresses in the United States, holding approximately 24.78% of our issued and outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders reside since many of these ordinary shares are held of record by brokers or other nominees.

B.	RELATED PARTY TRANSACTIONS

        Relationship Agreement with PC

        On October 27, 2006, we entered into an agreement with PC pursuant to which we undertook, as long as we hold at least 30% of the issued share capital of PC, that neither we nor any person connected with us will compete with the business of PC related to the development of shopping and entertainment centers in Central and Eastern Europe or India or the development of the Dream Island or Casa Radio projects. The Relationship Agreement terminates in the event that PC’s issued share capital ceases to be admitted to the main market of the London Stock Exchange.

        Guarantee Agreement with PC

        On October 27, 2006, PC agreed, with effect from January 1, 2006, to pay a commission to us in respect of any and all outstanding corporate and first demand guarantees which have been issued by us in favor of PC and which remain valid and outstanding (“EI Guarantees”). The amount of the commissions to be paid will be agreed upon between us and PC at the beginning of each fiscal year, and will apply to all EI Guarantees which remain outstanding during the course of that relevant fiscal year, subject to a cap of 0.5% of the amount or value of the relevant EI Guarantee, per annum. During 2008 no guarantees were provided by us to PC.

        Transitional services Agreement with PC

        In October 2006, we entered into a Transitional Services Agreement with PC, relating to the provision of legal and accountancy services by us to PC. The services are to be provided at a cost to be agreed between the parties from time to time, for a period of 24 months unless terminated earlier by PC on 60 days’ notice. The term of the agreement expired in October 2008.

        Agreement for Services for Construction Projects

        Companies controlled by our Executive Chairman, who is also considered our controlling shareholder, are parties to various agreements with subsidiaries of PC, pursuant to which such companies have agreed to provide services of coordination, planning, execution and supervision over construction projects to PC’s subsidiaries, in consideration for 5% of the actual construction costs of each such project (excluding land acquisition cost, financing costs and general and administrative costs). In addition, PC’s subsidiaries will reimburse such companies for all reasonable costs incurred in connection with the services rendered thereby, not to exceed a total of $50,000 per project. Such agreements were entered into pursuant to a framework agreement signed by us and Control Centers, which was approved by our shareholders in 2000. The framework agreement was terminated on December 31, 2002 without prejudice to validity of all those agreements signed thereunder prior to such termination.

        On May 31, 2006, our shareholders approved and an agreement between us and Control Centers according to which we will receive from Control Centers (either directly or through its subsidiaries or affiliates, other than us) coordination, planning, execution and supervision services over our real estate projects and/or real estate projects of our subsidiaries and/or affiliates in consideration for a fee equal to 5% of the actual execution costs (excluding land acquisition costs, financing cost and the consideration for Control Centers under the agreement) of each such project. The agreement applies to real estate projects initiated following the approval of the agreement by our shareholders and to the following projects: (i) a shopping and entertainment center in Liberec, Czech Republic; (ii) a shopping and entertainment center in Kerepesi, Hungary; and (iii) a complex of shopping and entertainment center, hotels, congressional centers and other facilities in Obuda, Hungary, which were at that time in early stage of development.

        Such fee will be paid in installments upon the meeting of milestones as stipulated in the agreement. In addition, we will reimburse Control Centers for all reasonable costs incurred in connection with the services rendered thereby, not to exceed a total of €75,000 (approximately $104,500) per real estate project.

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

        In addition, we and/or our subsidiaries and/or affiliates may also purchase from Control Centers, our indirect parent, through Jet Link Ltd., an aviation company a wholly-owned subsidiary of Control Centers, up to 125 flight hours per calendar year in consideration for payments to Jet Link in accordance with its price list to unaffiliated companies, less a 5% discount. This agreement does not derogate from a previous agreement entered into between us and Jet Link for the purchase of aviation services which was approved by our shareholders on September 10, 2000, see “- Agreement for aviation service” below.

        The agreement with Control Centers has a five-year term commencing May 31, 2006.

        Agreement for Aviation Services

        Pursuant to an agreement between us and Jet Link, which was approved by our shareholders on September 10, 2000, we, or our subsidiaries, may purchase aviation services from Jet Link for our operations in the shopping and entertainment centers business for up to 150 hours per annum in consideration for payments in accordance with Jet Link’s price list to unaffiliated companies, less a 5% discount.

        Agreement for Services for the Hotel Complex in Bucharest, Romania

        In October 2001, an engagement between Bucuresti Turism S.A. and Control Centers (through its wholly owned subsidiary) was approved by Elscint’s shareholders. In accordance with such engagement, Control Centers provides coordination, planning and supervision services with respect to the renovation works of the hotel complex in Bucharest, for a fee equal to the lower of (i) 5% of total actual costs of the renovation works (excluding general and administrative as well as financing costs) and (ii) 5% of $30 million. A definitive agreement has not been executed in respect of such engagement although the parties perform their duties and obligations thereunder.

        Guarantee Towards a Local Municipality

        We furnished a local municipality with a bank guarantee in an amount of approximately NIS 4.5 million to secure payment of certain land betterment tax by Marina Herzliya Limited Partnership Ltd. (a company controlled by Control Centers). Arbitration is currently being held as to this tax liability. We estimate that no significant costs will be incurred by us in respect of this guarantee.

        Loan Agreement with Bank Hapoalim B.M.

        Within the framework of our loan agreements with Bank Hapoalim B.M., we undertook to maintain financial covenants for so long as the credit provided by the bank to us or to Europe Israel exceeds $30 million.

        See “Item 5.B. Liquidity and Capital Resources – Other Loans” above.

        Appointment of Brand Manager in Our Retail Division

        In May 2009, our shareholder’s approved the employment agreement of Ms. Hila Zisser-Bendet, the daughter of our Executive Chairman, Mr. Mordechay Zisser, as a brand manager in our retail division. Such employment agreement provides for a monthly gross salary of NIS 10,000, with an automatic annual increase of 2.5%, subject to the discretion of the chief executive officer of our retail division . Ms. Zisser-Bendet will be entitled to customary social benefits. In addition, Ms. Zisser-Bendet is entitled to an annual bonus not to exceed two months’ salary, at the discretion of the chief executive officer of our retail division and reimbursement of business-related expenses. The employment agreement will enter into effect on July 1, 2009, subject to a six-month trial period.

        Indemnification, Insurance and Exemption

        For information regarding the grant of insurance, exemption and indemnification to our directors and officers, by us or our subsidiaries, see “Item 10.B. Memorandum and Articles of Association and General Provisions of Israeli Law – Insurance, Indemnification and Exemption” above.

        Inter-company Loans and Guarantees

        From time to time we invest in our subsidiaries and jointly controlled companies, by way of equity or capital investments, or otherwise provide loans or guarantees to such companies, in order to finance their operations and businesses. All such investments are eliminated in our consolidated financial statements. Details as to material guarantees are provided in “Item 5.B. Liquidity and Capital Resources – Loans” above.

        For amounts paid under our related party transaction see Note 27.A to our annual consolidated financial statements included in this annual report.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        See our annual consolidated financial statements included in this annual report.

        Legal Proceedings

        For information regarding the legal proceeding we are involved in see Note 21B to our annual consolidated financial statements included in this annual report.

        Dividend Distribution Policy

        On January 11, 2007, our board of directors, adopted a dividend distribution policy pursuant to which we will distribute a cash dividend of at least 50% of the surplus accrued by us every year, provided that such dividend does not exceed 50% of the cash flow accrued by us from dividends and repayment of owners’ loans received by us from subsidiaries in that year, all determined in accordance with our consolidated audited annual financial statements. Any distribution of dividends under this policy is subject to a specific resolution of our board of directors determining our compliance with the distribution criteria prescribed in the Companies Law, and to any other applicable law. In making such determination, our board of directors takes into account, inter alia, our liabilities and undertakings towards third parties, our cash flow needs and the financing resources available to us. Our board of directors is authorized in its sole discretion, to change or terminate our dividend policy at any time. The adoption of our dividend policy does not constitute any undertaking towards any third party.

        On June 2, 2008, we distributed a dividend in the amount of NIS 168.0 million (approximately $44.2 million) (which represents NIS 6.6 per share (approximately $1.7)).

B.	SIGNIFICANT CHANGES

        There are no significant changes that occurred since December 31, 2008, except as otherwise disclosed in this annual report and in the annual consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

        Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “EMITF” and on the TASE.

        Information regarding the price history of the stock listed

        The annual high and low sale prices for our ordinary shares for the five most recent full financial years are:

	NASDAQ		TASE
Year Ended December 31,	High ($)	Low ($)	High ($)	Low ($)

2008	56.09	7.58	56.55	7.1
2007	57.43	31.30	58.51	33.16
2006	34.54	15.28	34.82	15.37
2005	19.54	8.9	19.18	9.01
2004	10	6.92	9.97	7.21

        The quarterly high and low sale prices for our ordinary shares for the two most recent full financial years and any subsequent period are:

	NASDAQ		TASE
Financial Quarter	High ($)	Low ($)	High ($)	Low ($)

2009
Q1	15.02	9.3	14.9	9.77

2008
Q1	52.54	36.63	56.55	37.87
Q2	56.09	40.01	56.1	41.83
Q3	42.94	16.38	39.74	16.19
Q4	19	7.58	15.64	7.1

2007
Q1	39.94	31.30	43.04	33.16
Q2	45.88	39.87	47.70	42.32
Q3	49.75	38.01	52.67	39.15
Q4	57.43	47.05	58.51	48.64

        The monthly high and low sale prices for our ordinary shares during the six months of December 2008 through May 2009 were:

	NASDAQ		TASE
Month	High ($)	Low ($)	High ($)	Low ($)

May 2009	20.99	17.51	21.85	17.41
April 2009	18.22	15.24	18.43	15.17
March 2009	15.02	9.3	14.9	9.77
February 2009	13.98	11.53	13.84	11.73
January 2009	15	10.23	14.66	10.02
December 2008	12.33	8.31	11.88	8.2

        The closing prices of our ordinary shares listed on the TASE for each of the periods referred to in the tables above were originally denominated in NIS and were converted to U.S. dollars using the representative exchange rate between the U.S. dollar and the NIS published by the Bank of Israel for each applicable day in the presented period.

B.	PLAN OF DISTRIBUTION

        Not applicable.

C.	MARKETS

        Since our initial public offering in November 1996, our ordinary shares have been listed on the NASDAQ Global Select Market (then known as the NASDAQ National Market) under the symbol “EMITF” and on the TASE.

D.	SELLING SHAREHOLDERS

        Not applicable.

E.	DILUTION

         Not applicable.

F.	EXPENSES OF THE ISSUE

         Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

        Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION AND GENERAL PROVISIONS OF ISRAELI LAW

Purposes and Objects of the Company

        We are a public company registered under the Companies Law as Elbit Imaging Ltd., registration number 52-004303-5.

        Pursuant to Section 2 of our memorandum of association, we are authorized to operate in any business or matter for profit purposes as shall be determined or defined by our board of directors from time to time. In addition, our articles of association authorize us to donate reasonable amounts to any cause we deem worthy.

Approval of Certain Transactions

        Generally, under the Companies Law, engagement terms of directors, including the grant of an exemption from liability, purchase of directors’ and officers’ insurance, or grant of indemnification (whether prospective or retroactive) and engagement terms of such director in other positions require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. In addition, under the Companies Law and our articles of association, transactions with our officers or directors or a transaction with another person in which such officer or director has a personal interest must be approved by our audit committee, board of directors or authorized non-interested signatories, and if such transaction is considered an extraordinary transaction (as defined below), the transaction must be approved by the audit committee and board of directors.

        The Companies Law also requires that any extraordinary transaction between with a controlling shareholder or an extraordinary transaction with another person in which a controlling shareholder has a personal interest must be approved by the audit committee, the board of directors and the shareholders of the company, in that order. The shareholder approval must be by a simple majority, provided that (i) such majority vote includes at least one third of the total votes of shareholders having no personal interest in the transaction or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed 1% of the total voting rights in the company.

        The Companies Law prohibits any director who has a personal interest in a matter from participating in the discussion and voting pertaining to such matter in the company’s board of directors or audit committee except for in circumstances where the majority of the board of directors has a personal interest in the matter, in which case such matter must be approved by the company’s shareholders.

        For the purpose of this section:

        An “extraordinary transaction” is defined in the Companies Law as any of the following: (i) a transaction not in the ordinary course of business; (ii) a transaction that is not on market terms; or (iii) a transaction that is likely to have a material impact on the company’s profitability, assets or liability.

        A “personal interest” is defined in the Companies Law as a personal interest of a person in an act or transaction of a company, including (i) a personal interest of that person’s relative or (ii) a personal interest of an entity in which that person or his relative holds 5% or more of the issued shares or voting rights, has the right to appoint a director or the chief executive officer or serves as director or chief executive officer. A personal interest resulting merely from holding the company’s shares will not be deemed a personal interest.

        Under the Companies Law, a private placement of securities requires approval by the board of directors and the shareholders of the company if it will cause a person to become a controlling shareholder or if:

—	the securities issued amount to 20% or more of the company's outstanding voting rights before the issuance;

—	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

—	the transaction will increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights.

Fiduciary Duties of Directors and Officers

        The Companies Law imposes a duty of care and a duty of loyalty on the directors and officers of a company. The duty of care requires a director or officer holder to act with the level of care with which a reasonable director or officer in the same position would have acted under the same circumstances. It includes a duty to use reasonable means to obtain information on the advisability of a given action brought for his approval or performed by him by virtue of his position and all other important information pertaining to these actions.

        The duty of loyalty of a director or officer includes a general duty to act in good faith for the benefit of the company, and particularly to:

—	refrain from any conflict of interest between the performance of his duties for the company and the performance of his other duties or his personal affairs

—	refrain from any activity that is competitive with the company;

—	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

—	disclose to the company any information or documents relating to a company’s affairs which the director or officer has received due to his position as such.

        The Companies Law requires that directors, officers or a controlling shareholder of a public company disclose to the company any personal interest that he or she may have, including all related material facts or documents in connection with any existing or proposed transaction by the company. The disclosure must be made without delay and no later than the first board of directors meeting at which the transaction is first discussed.

Duties of a Shareholder

        Under the Companies Law, a shareholder, in exercising his rights and fulfilling his obligations to the company and the other shareholders, must act in good faith and in a customary manner and refrain from improperly exploiting his power in the company, including when voting at general or class meetings of shareholders on: (a) any amendment to the articles of association; (b) an increase of the company’s authorized share capital; (c) a merger; or (d) the approval of related party transactions. In addition, a shareholder must refrain from prejudicing the rights of other shareholders. Furthermore, any controlling shareholder, any shareholder who knows that he possesses power to determine the outcome of the shareholders’ vote at a general or a class meeting, and any shareholder that, pursuant to the provisions of the articles of association, has the power to appoint or prevent the appointment of an officer in the company or possesses any other power towards the company, is subject to a duty to act in fairness towards the company. The Companies Law does not detail the substance of this duty.

Board of Directors

        In accordance with our articles of association, the board of directors may, from time to time, in its discretion, cause us to borrow or secure the payment of any sum or sums of money for the purposes of the Company and may cause us to secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions in all respects as it deems fit, and in particular by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of our property (both present and future), including its uncalled or called but unpaid share capital for the time being.

        Neither our memorandum nor our articles of association, nor the laws of the State of Israel require retirement of directors at a certain age, or share ownership for director qualification, nor do they contain any restriction on the board of directors’ borrowing powers.

Insurance, Indemnification and Exemption

        General – our articles of association set forth the following provisions regarding the grant of exemption, insurance and indemnification to any of our directors or officers, all subject to the provisions of the Companies Law. In accordance with such provisions and pursuant to the requisite approvals of our audit committee, board of directors and shareholders, we have obtained liability insurance covering our directors and officers, have granted indemnification undertakings to our directors and officers and have agreed to exempt our directors and officers (other than our Executive Chairman) from liability for breach of the duty of care. Elscint and PC have also granted indemnification undertakings to their respective directors and officers.

        Insurance – we may insure the liability of any director or officer to the fullest extent permitted by law. Without derogating from the aforesaid, we may enter into a contract to insure the liability of a director or officer for an obligation imposed on him in consequence of an act done in his capacity as such, in any of the following cases:

(i)	A breach of the duty of care via-a-vis us or via-a-vis another person;

(ii)	A breach of the duty of loyalty via-a-vis us, provided that the director or officer acted in good faith and had reasonable basis to believe that the act would not harm us;

(iii)	A monetary obligation imposed on him in favor of another person.

(iv)	Any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of our directors or officers.

        Indemnification

        We may indemnify a director or officer to the fullest extent permitted by law, either retroactively or pursuant to an undertaking given in advance. Without derogating from the aforesaid, we may indemnify our directors or officers for liability or expense imposed on him in consequence of an action taken by him in his capacity as such, as follows:

(i)	Any financial liability he incurs or imposed on him in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by a court, provided that any undertaking to indemnify be restricted to events that, in the opinion of the board of directors, are anticipated in light of our actual activity at the time of granting the undertaking to indemnify and be limited to a sum or measurement determined by the board of directors to be reasonable under the circumstances;

(ii)	Reasonable litigation expenses, including legal fees, incurred by the director or officer or which he was ordered to pay by a court, within the framework of proceedings filed against him by or on behalf of us, or by a third party, or in a criminal proceeding in which he was acquitted, or in a criminal proceeding in which he was convicted of a felony which does not require a criminal intent; and

(iii)	Reasonable litigation expenses, including legal fees he incurs due to an investigation or proceeding conducted against him by an authority authorized to conduct such an investigation or proceeding, and which was ended without filing an indictment against him and without being subject to a financial obligation as a substitute for a criminal proceeding, or that was ended without filing an indictment against him, but with the imposition of a financial obligation, as a substitute for a criminal proceeding relating to an offense which does not require criminal intent.

        The aggregate indemnification amount payable by us pursuant to indemnification undertakings may not exceed the lower of (i) 25% of our shareholders’ equity as of the date of actual payment by us of the indemnification amount (as set forth in our most recent consolidated financial statements prior to such payment) and (ii) $40 million, in excess of any amounts paid (if paid) by insurance companies pursuant to insurance policies maintained by us, with respect to matters covered by such indemnification.

        Exemption – we may exempt a director or officer in advance or retroactively for all or any of his liability for damage in consequence of a breach of the duty of care vis-a-vis us, to the fullest extent permitted by law.

        Prohibition on the grant of exemption, insurance and indemnification – The Companies Law provides that a company may not give insurance, indemnification nor exempt its directors or officers from liability in the following events:

(i)	a breach of the duty of loyalty to the company, unless, with respect to insurance coverage or indemnification, the the director or officer acted in good faith and had a reasonable basis to believe that the act would not harm us;

(ii)	an intentional or reckless breach of the duty of care;

(iii)	an act done with the intention of unduly deriving a personal profit; or

(iv)	a fine imposed on the officer or director.

Rights Attached to Shares

        Our registered share capital consists of a single class of 50,000,000 ordinary shares, par value NIS 1.00 per share, of which 25,454,703 ordinary shares were issued and outstanding as of May 31, 2009. Such number excludes 2,800,000 treasury shares held by us or for our benefit, which do not have any voting or equity rights.

Dividend and Liquidation Rights

        Our board of directors may declare a dividend to be paid to the holders of ordinary shares on a pro rata basis. Dividends may only be paid out of our profits and other surplus funds, as defined in the Companies Law, as of our most recent financial statement or as accrued over the past two years, whichever is higher, or, in the absence of such profits or surplus, with court approval. In any event, a dividend is permitted only if there is no reasonable concern that the payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares on a pro rata basis. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future, subject to applicable law. For information on our dividend policy, see “Item 8.A Financial Information – Consolidated Statements and Other Financial Information — Dividend Distribution Policy.”

Voting Rights

        Holders of ordinary shares have one vote for each ordinary share held by them on all matters submitted to a vote of the shareholders. Such voting rights may be affected by the creation of any special rights to the holders of a class of shares with preferential rights that may be authorized in the future in the manner provided for under the Companies Law and our articles of association. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent, in the aggregate, at least 33-1/3% of the issued voting share capital. In the event that a quorum is not present within half an hour of the scheduled time, the meeting shall be adjourned to the same day of the following week, at the same time and place, or to such other day, time and place as the board of directors shall determine by notice to the shareholders. If at such adjourned meeting a quorum is not present within half an hour of the scheduled time, the two members present in person or by proxy will constitute a quorum.

Modification of Class Rights Attached to Shares

        The rights attached to any class, such as voting, liquidation and dividend rights, may be amended by written consent of holders of a majority of the issued shares of that class, or by adoption of a resolution by a simple majority of the shares of that class represented at a separate class meeting.

Annual and Special Meetings

        In accordance with the Companies Law, the board of directors must convene an annual meeting of shareholders at least once every calendar year, and no later than within 15 months from the last annual meeting. Notice of at least 14 days prior to the date of the meeting is required, subject to applicable law, which often requires notice of at least 21 or 35 days. An extraordinary meeting may be convened by the board of directors, either at its discretion or upon a demand of (i) any two directors or 25% of the serving directors; or (ii) one shareholder or more holding in the aggregate at least 5% of our issued capital and at least 1% of the voting rights in the Company or one shareholder or more holding at least 5% of the voting rights in the Company.

Limitations on the Rights to own Securities

        Our memorandum and articles of association do not restrict in any way the ownership of our shares by non-residents of Israel and neither the memorandum nor articles of association nor Israeli law restricts the voting rights of non-residents of Israel, except that under Israeli law, any transfer or issue of our shares to a resident of an enemy state of Israel is prohibited and shall have no effect.

Changes to our Capital

        Changes to our capital are subject to the approval of our shareholders by a simple majority.

Anti-Takeover Provisions

        The Companies Law prohibits the purchase of our shares if the purchaser’s holding following such purchase increases above certain percentages without conducting a tender offer or obtaining shareholder approval. See “Item 3.D. Risk Factors – Risks Relating to Israel – Anti-takeover provisions could negatively impact our shareholders” above.

Amendment of Articles of Association

        Any amendment to our articles of association requires the approval of our shareholders by a simple majority.

Transfer Agent

        Our transfer agent in the United States is American Stock Transfer and Trust Company whose address is 59 Maiden Lane New York, New York 10038.

C.	MATERIAL CONTRACTS

        The following is a list of material agreements entered into by us or any of our subsidiaries during the last two years prior to the filing of this annual report.

Shopping and Entertainment Centers

        Sale of Arena Plaza in Budapest, Hungary

        In December 2007, PC completed the sale of its Arena Plaza shopping and entertainment center in Budapest, Hungary (“Arena”), to the United Kingdom-based active Asset Investment Management (“aAIM”),

        Pursuant to the agreement, aAIM is entitled to receive all rental income of the Arena as of November 30, 2007. PC undertook to complete certain agreed construction works for the completion of the Arena at an agreed amount which was deducted from the purchase price.

        The asset value of the Arena at the closing was determined to be €381 million, which was calculated based on gross rentals prevailing at the closing capitalized at agreed yields. The net cash consideration received by PC on January 21, 2008, amounted to €254.8 million (approximately $355 million), and was determined according to the value of the Arena together with monetary assets and other debit balances, after deduction of bank and other monetary liabilities pertaining thereto. In addition, during 2008 PC received an additional cash consideration amounting to €5.6 million (approximately $7.8 million) from aAIM as a result of purchase price adjustments of the transaction.

        For information regarding indemnification undertakings by PC in favor of aAIM see “Item 5.E. Off-Balance Sheet Arrangements.”

        Sale of shopping and entertainment centers to Klepierre

        On July 29, 2005, PC signed agreements with Klépierre for the sale of four operational shopping and entertainment centers in Poland and four shopping centers under development in Poland and in the Czech Republic upon their construction. In addition, PC awarded Klépierre an option to acquire an additional center under development in Poland (the Lublin Plaza in Poland, then under development), subject to certain conditions, which has since been exercised.

        The operational shopping and entertainment centers were sold and delivered to Klepierre upon consummation of the agreement.

        Within the framework of the transaction, the parties agreed on the future acquisition by Klepierre of all equity and voting rights (100%) in the companies, then developing two shopping centers in Poland (Rybnik Plaza and Sosnoweic Plaza), two companies developing shopping centers in the Czech Republic (Novo Plaza and Pllzen Plaza) and an option under certain conditions, to acquire all equity and voting rights of a third company developing a shopping center in Poland (the Lublin Plaza). The purchase price of each specific center was set to be calculated based on gross rentals prevailing at a date close to delivery, capitalized at agreed yields. A final purchase price adjustment for each of these development centers was set to be conducted not later than 10 months following delivery, on the basis of actual gross rentals prevailing on their respective adjustment dates, discounted at the agreed yields.

        In June 2006 PC completed the construction of the Novo Plaza shopping and entertainment center and in accordance with the terms of the agreement it was delivered to Klepierre. The asset value of the Novo Plaza, following execution of price adjustment, totaled €43.9 million and the net cash consideration paid to PC amounted to €5 million.

        In May 2007 PC formally completed the delivery of the Rybnik Plaza and the Sosnowiec Plaza shopping and entertainment center to Klepierre. The asset value of such centers amounted to €89.3 million and the net cash consideration paid to PC for such transactions amounted to €48.2 million.

        In July 2007 PC and its partner in the Lublin Plaza project executed an agreement with Klepierre for the sale of their respective interest in the joint venture company holding the Lublin Plaza shopping and entertainment center to Klepierre. The asset value (100%) as at closing of the Lublin Plaza amounted to €78 million and the cash consideration paid to PC amounted to €27.3 million.

        In July 2008, PC completed the handover of Plzen Plaza to Klepierre. The asset value of the Plzen Plaza amounted to approximately €61.4 million (approximately $85.5 million) and the cash consideration paid to PC amounted to € 54.6 million (approximately $76 million).

        For information regarding indemnification undertakings by PC in favor of Klepierre see “Item 5.E. Off-Balance Sheet Arrangements.”

        Sale of Arena shopping and entertainment center in Herzliya, Israel

        In July 2007 Elscint completed a transaction for the sale of the “Arena” shopping and entertainment center, located at the Herzliya Marina in Israel (“Arena Center”), pursuant to which, the buyer has acquired all rights in and to the Arena Center reflecting an asset value of NIS 538 million. The net consideration received by us was NIS 335.2 million. Following purchase price adjustments, to be calculated based on Arena Center’s adjusted rent revenues (as this term is defined in the agreement) as of June 30, 2009, an additional amount of up to NIS 10.5 million may be paid to us.

        Agreement for Services for Construction Projects

        For information regarding the agreement for the provision of coordination, planning, execution and supervision services over construction projects to PC’s subsidiaries see “Item 7.B. Related Party Transactions – Agreement for Services for Construction Projects.”

Hotels Business

        Management agreement with respect of our hotel operations

        For information regarding the management agreement regarding our hotel operations, see “Item 4.B. Business Overview – Hotels – Management of Hotels – Management Agreement with Park Plaza.”

General

        Issuance of Series B Notes by PC

        For information regarding the issuance of Series B Notes by PC see “Item 5.B. – Liquidity and Capital Resources – Liquidity – Other Loans.”

D.	EXCHANGE CONTROLS

        In 1998, the government of Israel promulgated a general permit under the Israeli Currency Control Law, 5738 – 1978. Pursuant to such permit, substantially all transactions in foreign currency are permitted.

        Our Memorandum and articles of association do not restrict in any way the ownership of our shares by non-residents and neither the Memorandum of Association nor Israeli law restricts the voting rights of non-residents.

E.	TAXATION

        The following is a discussion of certain tax laws that may be material to our shareholders, all as in effect as of the date of this report and all of which are subject to changes, possibly on a retroactive basis, to the extent that such laws are still subject to judicial or administrative interpretation in the future. This discussion is not intended, and should not be construed, as legal or professional tax advice and does not cover all possible tax considerations. For further information as to taxes that apply to us and our subsidiaries, see Note 16 to our annual consolidated financial statements included in this annual report.

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

        Capital Gains Tax on Sales of Our Ordinary Shares

        Israeli law generally imposes a capital gains tax on the sale of capital assets by residents of Israel, and by non-residents of Israel if those assets either (i) are located in Israel; (ii) are shares or a right to a share in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a double tax convention concluded between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is equal to the increase in the purchase price of the relevant asset attributable solely to the increase in the Israeli CPI, or a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

        Following the 2006 Tax Reform, capital gains derived by individuals from the sale of shares, whether listed on a stock market or not, purchased on or after January 1, 2003 will be taxed at the rate of 20%. However, if the individual shareholder is a “Significant Shareholder” (i.e., a person who holds, directly or indirectly, alone or jointly with others, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12 month period, such gains will be taxed at the rate of 25%. In addition, capital gains derived by an individual claiming a deduction of financing expenses in respect of such gains will be taxed at the rate of 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares, unless such companies were not subject to the Income Tax (Inflationary Adjustments) Law, 5745-1985, or the Inflationary Adjustments Law, (or certain regulations) as of August 10, 2005, in which case the applicable tax rate is 25%. However, different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering.

        The tax basis of our shares acquired prior to January 1, 2003, will generally be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the Israeli tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

        Capital gains derived from the sale of our shares by a non-Israeli shareholder may be exempt under the Israeli Income Tax Ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the shares on the stock exchange, (ii) the seller doesn’t have a permanent establishment in Israel to which the derived capital gains are attributed and (iii) if the seller is a corporation, less than 25% of (a) its means of control or (b) the beneficial rights to the revenues or profits of such corporation, whether directly or indirectly, are held by Israeli resident shareholders. In addition, the sale of our shares by a non-Israeli shareholder may be exempt from Israeli capital gain tax under an applicable tax treaty.

        Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, or the U.S.- Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty generally will not be subject to Israeli capital gains tax unless (i) either such resident holds, directly or indirectly, shares representing 10% or more of the voting power in the company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment of the shareholder in Israel. If the above conditions are not met, the sale, exchange or disposition of ordinary shares would be subject to such Israeli capital gains tax to the extent applicable; however, under the U.S.-Israel Tax Treaty, such residents should be permitted to claim a credit for such taxes against U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

        In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

        Taxation of Dividends Distribution

        A distribution of dividends to an Israeli resident individual will generally be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a Significant Shareholder at the time of distribution or at any time during the preceding 12 month period. If the recipient of the dividend is an Israeli resident company, such dividend will be exempt from income tax provided that the income from which such dividend is distributed was derived or accrued within Israel. A distribution of dividends from income attributable to an “Approved Enterprise” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959 will generally be subject to tax in Israel at the rate of 15% (for Israeli individuals or companies).

        Under the Israeli Income Tax Ordinance, a non-Israeli resident (either individual or company) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a Significant Shareholder), unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.- Israel Tax Treaty, the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying company and not more than 25% of the gross income of the Israeli resident paying company for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate under the Israeli Law for the Encouragement of Capital Investments, 1959 – the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S.- Israel Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

        We are generally obligated to withhold Israeli tax at the source upon the distribution of a dividend, at the aforementioned rates.

        A non-resident of Israel who has dividend income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the shareholder.

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

        This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers; who have elected mark-to-market accounting; who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares; U.S. holders that received ordinary shares as a result of exercising employee stock options or otherwise as compensation; U.S. holders holding our ordinary shares as part of a hedging, straddle or conversion transaction; U.S. holders whose functional currency is not the U.S. dollar, real estate investments trusts, regulated investment companies, insurance companies, tax-exempt organizations, financial institutions, grantor trusts; certain former citizens or long term residents of the United States; and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who are, or hold our ordinary shares through, a partnership or other pass-through entity is not considered, nor is the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

        Each holder of our ordinary shares is advised to consult his or her tax advisor with respect to the specific U.S. federal, state, local and foreign tax consequences to him or her of purchasing, holding or disposing of our ordinary shares.

Distributions

        Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” a distribution paid by us with respect to our ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution with respect to our ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any non-U.S. taxes withheld from such distribution. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15% for taxable years beginning on or before December 31, 2010), provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (a) the stock of the non-U.S. corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the NASDAQ Global Select Market) or (b) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The United States Internal Revenue Service (“IRS”) has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends. See discussion below regarding our PFIC status at “Tax Consequences If We Are a Passive Foreign Income Company.” In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

        Subject to certain conditions and limitations set forth in the Code and the Treasury Regulations thereunder, including certain holding period requirements, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the non-U.S. income taxes withheld from dividends received in respect of our ordinary shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us generally will be foreign source “passive income” for U.S. foreign tax credit purposes. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the non-U.S. income taxes withheld if they itemize deductions for U.S. federal income tax purposes. The rules relating to foreign tax credits are complex, and U.S. holders should consult their tax advisors to determine whether and to what extent they would be entitled to this credit.

Disposition of Ordinary Shares

        Subject to the discussion below under “Tax Consequences If We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in our ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held our ordinary shares for more than one year at the time of the disposition. Long-term capital gains are subject to a maximum rate of 15% for taxable years beginning on or before December 31, 2010. Capital gain from the sale, exchange or other disposition of our ordinary shares held for one year or less is short-term capital gain and taxed at ordinary income tax rates. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of our ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. A U.S. holder that receives foreign currency upon disposition of our ordinary shares and converts the foreign currency into dollars after the settlement date (in the case of a cash method taxpayer or an accrual method taxpayer that elects to use the settlement date) or trade date (in the case of an accrual method taxpayer) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

Tax Consequences If We are a Passive Foreign Investment Company

        We will be a passive foreign investment company, or PFIC, if either (1) 75% or more of our gross income in a taxable year is passive income or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in a taxable year are produce or held for the production of passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of that other corporation’s assets and as directly earning our proportionate share of that other corporation’s income. If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed.

        The “QEF” regime applies if the U.S. holder elects to treat us as a “qualified electing fund” (“QEF”) for the first taxable year in which the U.S. holder owns our ordinary shares or in which we are a PFIC, whichever is later, and if we comply with certain reporting requirements. If the QEF regime applies, then for each taxable year that we are a PFIC, such U.S. holder will include in its gross income a proportionate share of our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing U.S. holder for its taxable year in which our taxable year ends, whether or not such amounts are actually distributed to the U.S. holder. A U.S. holder’s basis in our ordinary shares for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income. Generally, a QEF election allows an electing U.S. holder to treat any gain realized on the disposition of its ordinary shares as capital gain.

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

        Under the mark-to-market election, in a taxable year that we are a PFIC, gain on the sale of our ordinary shares is treated as ordinary income, and loss on the sale of our ordinary shares, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss. Any loss on the sale of our ordinary shares in excess of net mark-to-market gain previously included is generally treated as a capital loss. The mark-to-market election applies to the taxable year for which the election is made and all later taxable years, unless the ordinary shares cease to be marketable stock or the IRS consents to the revocation of the election.

        If the mark-to-market election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply.

        A U.S. holder making neither the QEF election nor the mark-to-market election is subject to the “excess distribution” regime. Under this regime, “excess distributions” are subject to special tax rules. An excess distribution is either (1) a distribution with respect to our ordinary shares that is greater than 125% of the average distributions received by the U.S. holder from us over the shorter of either the preceding three taxable years or such U.S. holder’s holding period for our ordinary shares prior to the distribution year, or (2) gain from the disposition of our ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan).

        Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder must include amounts allocated to the current taxable year, as well as amounts allocated to taxable years prior to the first taxable year in which we were a PFIC, in its gross income as ordinary income for that year. All amounts allocated to other taxable years would be taxed at the highest tax rate for each such prior year applicable to ordinary income and the U.S. holder also would be liable for interest on the deferred tax liability for each such year calculated as if such liability had been due with respect to each such year. A U.S. holder who inherits shares in a non-U.S. corporation that was a PFIC in the hands of the decedent generally is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. Instead, such US holder would generally have a tax basis equal to the lesser of the decedent’s basis or the fair market value of the ordinary shares on the date of the decedent’s death.

        We believe that we were not a PFIC in 2008 or in prior taxable years. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the IRS on our status as a PFIC. In addition, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2009 or in a future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes, or to “mark-to-market” the ordinary shares or to become subject to the “excess distribution” regime.

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

        Information Reporting and Backup Withholding

        U.S. holders (other than exempt recipients such as corporations) generally are subject to information reporting requirements with respect to dividends paid on our ordinary shares in the United States or by a U.S. payor or U.S. middleman or the gross proceeds from disposing of our ordinary shares. U.S. holders generally are also subject to backup withholding (currently 28% for taxable years through 2010) on dividends paid in the United States or by a U.S. payor or U.S. middleman on our ordinary shares and on the gross proceeds from disposing of our ordinary shares, unless the U.S. holder provides an IRS Form W-9 or is otherwise exempt from backup withholding.

        Non-U.S. holders generally are not subject to information reporting or backup withholding with respect to dividends paid on our ordinary shares in the United States or by a U.S. payor or U.S. middleman or the gross proceeds from the disposition of our ordinary shares, provided that such non-U.S. holder certifies to its foreign status, or is otherwise exempt from backup withholding or information reporting.

        The amount of any backup withholding may be allowed as a credit against a holder’s U.S. federal income tax liability and may entitle such holder to a refund provided that certain required information is timely furnished to the IRS.

F.	DIVIDENDS AND PAYING AGENTS

        Not applicable.

G.	STATEMENT BY EXPERTS

        Not applicable.

H.	DOCUMENTS ON DISPLAY

        We are subject to the informational requirements of the Exchange Act that are applicable to a foreign private issuer. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

        However, we file annual reports with, and furnish other information to, the SEC. These materials, including this annual report and the exhibits hereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. Additionally, copies of the materials may be obtained from the SEC’s website at http://www.sec.gov.

I.	SUBSIDIARY INFORMATION

        Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Management of financial risks

        Our operations expose us to risks that relate to various financial instruments, such as market risks (including currency risk, fair value risk in respect of interest rates, cash flow risk in respect of interest rates and other price risk), credit risk and liquidity risk. Our comprehensive risk management program focuses on actions to minimize the possible negative effects on our financial performance. In certain cases we use derivatives and non-derivatives financial instruments in order to hedge certain risk exposures.

        Our board of directors has overall responsibility for the establishment and oversight of our risk management framework. Our board of directors has established a continuous process for identifying and managing the risks faced by us, and confirms that any appropriate actions have been or are being taken to address any weaknesses. The board of directors has established an investment committee, which is responsible for developing and monitoring our financial risk management policies. The risk management policies and systems are reviewed regularly to reflect changes in market conditions and our activities.

        As of December 31, 2008, we had exposure to the following risks that are related to financial instruments:

        Foreign currency risk

        We have international activities in many countries and, therefore, we are exposed to foreign currency risks as a result of fluctuations in the different exchange rates. Foreign currency risks are derived from transactions executed and/or financial assets and liabilities held in currency which is other than the functional currency of our entity which executed the transaction or hold these financial assets and liabilities. In order to minimize such exposure, our policy is to hold financial assets and liabilities in a currency which is the functional currency of that entity. Our functional currency is the NIS and our investees use different functional currencies (mainly the Euro, GBP, U.S. dollar and the RON). In addition, part of our long-term loans (mainly Euro and U.S. dollar) are used to hedge our investments in foreign operations. As for foreign currency risk in respect of PC’s debentures, for which PC executed swap transaction in order to hedge such risk, see ” – Interest Rate Risk” below.

        The following table details sensitivity analysis to a change of 10% in our main foreign currencies, as of December 31, 2008, against the relevant functional currency and their effect on the statements of income and the shareholder’s equity (before tax and before capitalizing any exchange results to qualified assets):

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
	(in NIS thousands)

Financial assets
Cash and deposits	NIS	U.S. dollar	+10%	13,379
Cash and deposits	NIS	Euro	+10%	3,077
				16,546

Financial Liablities
Loans at amortized cost	NIS	U.S. dollar	+10%	(12,639	)(*)
Loans at amortized cost	NIS	Euro	+10%	(22,740	)(*)
Debentures at amortized cost	NIS	U.S. dollar	+10%	(5,570)
Loans at amortized cost	RON	Euro	+10%	(24,399)
Loans at amortized cost	RON	U.S. dollar	+10%	(4,149)

				(69,497)

(*)	The effect of the exchange rates result in respect of these financial liabilities will be offset against the exchange rate resulting from investments in foreign operations which have the same functional currency.

        Price risk

        Marketable securities

        We invest in marketable securities based on the investment policy adopted by our investment committee. In accordance with this policy, we will invest up to NIS 500 million ($130 million) through several Israeli investment institutions. The portfolio investment will be divided as follows: up to 15% in shares and at least 85% in government bonds and corporate bonds with a rating of at least A, on a local scale. In addition the portfolio may not include investment in derivative instruments and trust funds.

        Our investments in marketable securities are classified as trading securities and therefore, are exposed to market price fluctuations which will be recorded as gains or losses in the statements of income. Capital markets are subject to fluctuations in respect of events over which we have no control. Such changes may have an impact on the value of these investments upon realization.

        An increase of 10% in the prices of our marketable securities as of December 31, 2008, will increase our finance income by NIS 17.1 million.

        Embedded derivative

        We are committed to pay to a financing bank an additional exit fee in the event of cash distributions deriving from the sale, disposal, refinancing of the Park Plaza Victoria London, Park Plaza Riverbank and Park Plaza Sherlock Holmes hotels which were financed by the bank loan funds or in the event of other repayment of the loan. For more information, see “Item 5.B Liquidity and Capital Resources – Other Loans.” The exit fee will be calculated as the amount equivalent to 15% of the difference between the market value of the hotels as determined in such transaction and the current agreed value of the hotels. The embedded derivative is measured at fair value at each balance sheet date based on the Black-Scholes model. One of the most significant parameters which influence the fair value of the embedded derivative is the market value of the underlying assets (i.e.: the value of the hotels which were financed by the loan).

        An increase in the fair value of the above-mentioned underlying assets will cause an increase in the fair value of the embedded derivative which will lead to a loss of NIS 3.4 million.

        Credit risk

        We hold cash and cash equivalents, short-term investments and other long-term investments in financial instruments (mainly investments in notes of foreign financial institutions) in various reputable banks and financial institutions. These banks and financial institutions are located in different geographical regions, and it is our policy to disperse our investments among different banks and financial institutions. Our maximum credit risk exposure is approximately the financial assets presented in the balance sheet in our annual consolidated financial statements included in this annual report.

        Due to the nature of their activity, our companies which operate in the hotel, the image guided and the fashion and merchandise business, are not materially exposed to credit risks stemming from dependence on a given customer. Our companies examine on an ongoing basis the credit amounts extended to their customers and, accordingly, record a provision for doubtful debts based on those factors they consider having an effect on specific customers. Trade account receivable as of December 31, 2007, include balance due from buyer of trading property in the amount of NIS 1,476 million, which as of that date was secured by a non-refundable bank guarantee provided to us by the debtor and, therefore, we were not exposed to a significant risk from such trade receivable. This amount was fully repaid during 2008. As of December 31, 2008, our trade receivables do not include any significant amounts due from buyers of trading property.

        Interest rate risk

        Fair value risk

        A significant portion of our long-term loans and debentures bearing a fixed interest rate and are therefore, exposed to change in their fair value as a result of changes in the market interest rate. The vast majority of these loans and debentures are measured at amortized cost and therefore changes in the fair value will not have any effect on the statement of income. In addition, we have invested in financial notes which are classified as held to maturity, and therefore change in the fair value of these financial notes will not have any effect on our financial statements. The fair value of these financial instruments is presented in ” – Fair value of financial instruments” below.

        PC’s Series A and B debentures are linked to the Israeli CPI and bearing a fixed interest rate of 5% to 5.4% per annum. Consistent with its risk management policies, PC entered into cross currency interest rate swap transactions, according to which PC will pay an interest equal to the Euribor plus a margin of 2.19% to 3.62% and will receive the same interest of the debentures linked to the Israeli CPI with the same amortization schedule as the debentures. The derivatives are measured at fair value with changes in the fair value are charged to the statements of income. The debentures are designated at fair value through profit and loss since it is significantly reduces a measurement inconsistency with the said derivative. The debentures and the derivative swap transactions associated to it are mainly exposed to change in the EURO / NIS exchange rate, the Israeli consumer price index and the prevailing discount rates.

        The following table analyses the change in the fair value of the debentures and the derivatives as of December 31, 2008. This analysis assumes that in each case all other parameters affecting the derivatives and the debentures fair value remain constant:

	Scope of Price change	Profit (loss)
	%	NIS thousands

Exchange rate of the Euro against the NIS	+20%	(51,421)

Change in the Israeli CPI	+2%	11,580

Change in the interest rate of the debentures	+1%	(32,001)

        Cash flow risk

        Part of our long-term borrowings, as well as long-term loans receivable are bearing variable interest rate. Cash and cash equivalents, short-term deposits and short-term bank credits are mainly deposited in or obtained at variable interest rate. Change in the market interest rate will affect our finance income and expenses and its cash flow.

        In certain cases we use interest rate swap transaction in order to swap loans with a variable interest rate to fixed interest rate.

        The following table presents the effect of an increase of 2% in the LIBOR rate with respect to financial liabilities as of December 31, 2008, which are exposed to cash flow risk (before tax and before capitalization to qualifying assets):

Profit (loss)
NIS thousands

Loans, debentures and convertible debentures linked to the U.S. dollar	(5,889)
Loans linked to the Euro	(48,303)
Loans linked to the NIS	(674)

(54,866)

        As of December 31, 2008, we hold investments in financial notes in the amount of NIS 386 million which bear an interest of 11.5%-12% per annum, and which is payable only if the margin between the 30 years Euro swap interest rate and the 10 years Euro swap interest rate (measured on a daily basis) is higher than the accrual barrier as stipulated in the agreement. Therefore, we are exposed to non-payment of interest on these notes in the event that the aforementioned condition is not met. A decrease of 5% in the annual effective interest rate on the notes will lead to a decrease in our financing income and its cash flow for the year ended December 31, 2008, in the amount of NIS19.3 million.

        The following table presents our long-term financial liabilities classified according to their interest rate and their contractual maturity date:

Functional Currency	Linkage Currency	Interest Rate %	Average Interest Rate %	Repayment Years
				1	2		3	4	5	6 and thereafter	Total
				NIS million

€		€5.1 (i)	5.1	180.4	-		-	-	-	-	180.4
USD	USD	Libor +3	8.2	51.2	-		19.4	-	-	-	70.6
€	€	Euribor + 0.4-3.66	4.5	9.5	40.2		176.2	176.3	174.1	711	1,287.3
GBP	GBP	7.3 (i)	7.7	8.1	7.4		485.7	-	-	-	501.2
NIS	U.S. dollar	Libor + 1.75	7.5	-	76	(ii)	-	-	-	-	76
NIS	€	Euribor + 1.75	5.5	-	227.4	(ii)	-	-	-	-	227.4
NIS	U.S. dollar	Libor + 2.65	8.1	5.6	11.1		11.1	11.1	11.2	5.6	55.7
NIS	NIS (linked to CPI)	5-6.3	6.0	109.5	231.9		233	239.9	324.1	1,070.1	2,208.5
RON	€	Euribor + 1.75	7.2	240.2	-		-	-	-	-	240.2
NIS	NIS	Prime +0.85	7.2	-	15.9		-	-	-	-	15.9

				604.5	609.9		925.4	427.3	509.4	1,786.7	4,863.2

(i)	The interest rates on these loans were fixed by swap transactions.

(ii)	See note 17D and 17E to our annual consolidated financial statements included in this annual report.

        Israeli CPI risk

        A significant part of our borrowing consists of debentures raised by us on the TASE and which are linked to the increase in the Israeli CPI above the base index at the date of the debentures issuance. An increase of 3% in the Israeli CPI will cause an increase in our finance expenses for the year ended December 31, 2008 (before tax and capitalizations of finance expenses to qualified assets) in the amount of NIS 66.5 million.

Fair value of financial instruments

        Our financial instruments primarily include cash and cash equivalents, short and long-term deposits, marketable securities, trade receivables, short and long-term other receivables, short- term banks credit, other current liabilities and long-term monetary liabilities.

        Fair value of financial instruments

        The fair value of traded financial instruments (such as marketable securities and debentures) is generally calculated according to quoted closing prices as of the balance sheet date, multiplied by the issued quantity of the traded financial instrument as of that date, except for instances in which the market for these traded financial instruments is considered an inactive market. The fair value of financial instruments that are not traded and financial instruments traded in an inactive market is estimated by means of accepted costing models, such as present value of future cash flows which are discounted at a discount rate that, in our assessment, reflects the level of risk that is incorporated in the financial instrument. We rely, in part, on discount interest which is quoted in an active market, as well as on various techniques of estimation. Therefore, for most of the financial instruments, the estimation of fair value presented below is not necessarily an indication of the realization value of the financial instrument as of the balance sheet date. The estimation of fair value is carried out, as mentioned above, according to the discount rates in proximity to the date of the balance sheet and does not take into account the variability of the interest rates from the date of the computation through the date of issuance of the financial statements. Under an assumption of other discount rates, and/or other critical assumptions required for the estimation, different fair value assessments would be received which could be materially different from those estimated by us, mainly with respect to financial instruments at fixed interest rate. Moreover, in determining the assessments of fair value, the commissions that could be payable at the time of repayment of the instrument have not been taken into account and they also do not include any tax effect. The difference between the balances of the financial instruments as of the balance sheet date and their fair value as estimated by us may not necessarily be realizable, in particular in respect of a financial instrument which will be held until redemption date.

        Following are the principal methods and assumptions which served to compute the estimated fair value of the financial instruments:

a)	Financial instruments included in current assets – (cash and cash equivalents, deposits and marketable securities, trade receivables, other current assets and assets related to discontinue operation) – due to their nature, their fair values approximate to those presented in the balance sheet.

b)	Financial instruments included in non-current assets – the fair value of loans and deposits which bear variable interest rate is approximate to those presented in the balance sheet. The fair value of long term financial notes is determined using a price quotations provided to us by the issuer of the notes as of the balance sheet date. Such quotation is generally, based on discounted expected cash flow from the notes, taking into consideration factors such as the credit rating of the issuer, the prevailing and the expected relevant interest rates and others. The fair value of derivatives (mainly swap transactions) is determined by relying on third party professional advice, which takes into account the expected future cash flow based on the terms and maturity of each contract using market interest rates for a similar instrument prevailing at the measurement date.

c)	Financial instruments included in current liabilities – (short-term credit, suppliers, other current liabilities and liabilities related to discontinued operation) – due to their nature, their fair values approximate to those presented in the balance sheet.

d)	Financial instruments included in long- term liabilities – The fair value of the traded liabilities (debentures) is generally determined according to closing prices as of the balance sheet date quoted on the TASE, multiplied by the quantity of the marketable financial instrument issued as of that date, except for PC’s traded debentures for which it was determined that the trade in the said debentures as of the end of 2008 pointing the existence of inefficient and inactive market and accordingly their fair value was determined using a valuation technique (see “Item 5 critical accounting policies — valuation of notes measured at fair value through profit and loss”). The fair value of non-traded liabilities at fixed rate interest is determined according to the present value of future cash flows, discounted at a rate which reflects, in our estimation, the level of risk embedded in the financial instrument. The fair value of liabilities which carried variable interest rate is approximate to those presented in the balance sheet.

        The following table presents the book value and fair value of our financial assets (liabilities), which are presented in the financial statements at other than their fair value:

	As of December 31,2008
	Book Value	Fair Value

Financial Notes held to maturity	385,755	252,448
Long- term loans at fixed interest rate	(681,578)	(723,859)
Series A, B, C, D, E and F Notes	(2,208,457)	(1,390,764)

	(2,504,280)	(1,862,175)

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        In order to update our articles of association in accordance with the Companies Law, our shareholders adopted amended and restated articles of association on May 7, 2009. The material modifications to our articles of association (and the relevant article numbers) related to the rights of our shareholders include:

—	permitting notice of shareholders meetings to be published in one daily newspaper in the State of Israel, or otherwise as required by Israeli law, and one international wire service (article 22);

—	requiring shareholders to deliver proxies at least 48 hours before the applicable general meeting, unless otherwise determined by the chairman of the meeting (article 29);

—	authorizing our board of directors to declare dividends, including dividends in kind, without shareholder approval or ratification (articles 48 and 51); and

—	authorizing our board of directors to establish the remuneration of our auditors for their auditing services or to delegate such authority to our audit committee (article 55).

ITEM 15.	CONTROLS AND PROCEDURES

a.	Disclosure Controls and Procedures.

        Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2008. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2008, our disclosure controls and procedures were effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

b.	Management’s Annual Report on Internal Control Over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance to our management and the board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

        Our management evaluated the effectiveness of our internal control over financial reporting established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        While performing our evaluation in 2008, and as a result of an increase in significance of existing geographical locations and the introduction of new significant geographical locations, we identified significant deficiencies in internal controls of information technology general controls (ITGC), including those relating to access rights and changes and upgrades in financial applications.

        Even though none of the deficiencies identified, per se, gave rise to a material weakness, our management has concluded that all of the above, in the aggregate, in combination with the lack of sufficient personnel to maintain and support effectively our ITGC, gave rise to a material weakness in our ITGC.

        Based on the above, management has assessed and concluded that we have not maintained effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. However, no actual material misstatement in financial reporting occurred as a result of these deficiencies.

        In order to remedy the above deficiencies, we have appointed, in March 2009, a Corporate IT Manager whose responsibilities include addressing all of the deficiencies, and implementing sufficient effective controls that will support our control objectives relating to the ITGC. Up to the date of filing this annual report, most of the deficiencies have been satisfactorily remedied.

c.	Attestation Report of the Independent Registered Public Accounting Firm

        Our independent registered public accounting firm independently assessed the effectiveness of our internal control over financial reporting and has issued an attestation report, which is included on pages 4 and 5 of our annual consolidated financial statements included in this annual report and is incorporated herein by reference.

d.	Changes in Internal Control Over Financial Reporting

        There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) identified with the evaluation thereof that occurred during the year ended December 31, 2008, that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        In accordance with Nasdaq Corporate Governance Rules, our board of directors has determined that both Mr. Zvi Tropp and Ms. Elina Frenkel Ronen are “audit committee financial experts” as defined in the instructions to Item 16.A. of Form 20-F and are independent in accordance with the Nasdaq listing standards for audit committees applicable to us.

ITEM 16B.	CODE OF ETHICS

        Our principal executive officer, principal financial officer as well as all other directors, officers and employees are bound by a Code of Ethics and Business Conduct. Our Code of Ethics is posted on and can be accessed via our web-site at www.elbitimaging.com. We will provide any person, without charge, upon request, a copy of our Code of Ethics. Such request should be submitted to our Corporate Secretary at 2 Weitzman Street, Tel Aviv 64239, Israel and should include a return mailing address.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Fees billed by Brightman Almagor & Co., a firm of certified public accountants in Israel and a member firm of Deloitte Touche Tohmatsu, and other Deloitte member firms (“Deloitte”) for professional services for each of the last two fiscal years were as follows:

Services Rendered	2007 Fees	2008 Fees

Audit (a)	$857,000	$868,000
Audit-related (b)	$122,000	$46,000
Tax (c)	$27,000	$48,000
All other fees (d)	-	$35,000
Total	$1,006,000	$978,000

(a)	Audit Fees

        “Audit Fees” are the aggregate fees billed for the audit of our annual financial statements; audit in accordance with section 404 of the Sarbanes-Oxley Act of 2002, statutory audits and services that are normally provided in connection with statutory and regulatory filings or engagements.

(b)	Audit-Related Fees

        “Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit Fees.

        In 2007 and 2008, Audit-Related Fees included mainly obtaining an auditor’s consent letter to incorporate the auditor’s report by reference into a prospectus for the issuance of notes on the TASE and professional services incurred in respect of pre-clearance correspondence with the SEC on revenue recognition by InSightec.

(c)	Tax Fees

        “Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice on actual or contemplated transactions and tax consultations regarding tax audits, tax opinions and tax pre-rulings.

(d)	All Other Fees

        “All Other Fees” are the aggregate fees billed for products and services provided by Deloitte other than as described above. In 2008 such fees related to due diligence investigation relating to an investment transaction.

(e)	Pre-Approval Policies and Procedures

        Our audit committee oversees the appointment, compensation, and oversight of the registered public accounting firm engaged to prepare and issue an audit report on our financial statements. The audit committee’s specific responsibilities in carrying out its oversight role include the approval of all audit and non-audit services to be provided by our registered public accounting firm and quarterly review of its non-audit services and related fees. These services may include audit services, audit-related services, permitted tax services and other services, as described above. The audit committee approves in advance the particular services or categories of services to be provided to us during the following yearly period and also sets forth a specific budget for such audit and non-audit services. Additional services may be pre-approved by the audit committee on an individual basis throughout the year.

        None of the Audit-Related Fees, Tax Fees or Other Fees paid by us for services provided by Deloitte were approved by the audit committee pursuant to the de minimis exception to the pre-approval requirement provided by Section 10A of the Exchange Act.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximately dollar value) of shares that may yet be purchased under the plans or programs

January, 2008 (1)	42,798	$48.99	-	-
March, 2008 (1)	17,050	$40.80	-	-
April, 2008 (1)	3,300	$42.76	-	-
June, 2008 (1)	3,312	$52.64	-	-
July, 2008 (1)	3,500	$39.46	-	-
July, 2008 (2)	9,324	$36.11	-	-
October, 2008 (2)	15,579	$14.43	-	-
December, 2008 (2)	13,200	$12.14	-	-

    (1)        Between January 2008 and May 2008, Europe-Israel (our parent company) acquired 6,812 of our ordinary shares in various transactions on the TASE in consideration for approximately $312,450.

    (2)        Between July 2008 and December 2008, Mordechay Zisser acquired 38,100 of our Ordinary Shares for various transactions on the TASE in consideration for approximately $ 700,000.

        In October 2008, our board of directors approved the repurchase of up to NIS 50 million of our series A through F Notes, to be made from time to time in the open market, privately negotiated transactions or a combination of the two. As at December 31, 2008, no such repurchases have been carried out.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

        We follow the Companies Law, the relevant provisions of which are summarized in this annual report, rather than comply with the NASDAQ requirements relating to: (i) the quorum for adjourned shareholder meetings, as described in “Item 10.B. Memorandum and Articles of Association – Voting Rights”; (ii) executive sessions of independent directors, which are not required under the Companies Law; and (iii) shareholder approval with respect to issuance of securities under equity based compensation plans. NASDAQ rules generally require shareholder approval when an equity based compensation plan is established or materially amended, but we follow the Companies Law, which requires approval of the board of directors or a duly authorized committee thereof, unless such arrangements are for the compensation of directors, in which case they also require audit committee and shareholder approval.

ITEM 17.	FINANCIAL STATEMENTS.

        In lieu of responding to this item, we have responded to Item 18 of this annual report.

ITEM 18.	FINANCIAL STATEMENTS.

        The information required by this item is set forth beginning on page F-1 of this annual report.

ELBIT IMAGING LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008

ELBIT IMAGING LTD.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
ELBIT IMAGING LTD.
TEL-AVIV, ISRAEL

We have audited the accompanying consolidated balance sheets of Elbit Imaging Ltd. and its subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, whose assets constitute 36% and 25% of the total consolidated assets, as of December 31, 2008 and 2007, respectively and whose revenues included in consolidation constitute 8%, 7% and 24% of total consolidated revenues for each of the three years ending December 31, 2008, 2007 and 2006, respectively. We also did not audit the financial statements of an associated company accounted for by the equity method, the Company’s investments in which as of December 31, 2008 and 2007 amounted to NIS 31.4 million and NIS 34.7 million, respectively, and in which the Company’s share in losses amounted to NIS 3 million, NIS 4.9 million and NIS 4.9 million for each of the three years ended December 31, 2008, respectively. The financial statements of those subsidiaries and associate were audited by other auditors, and our opinion, insofar as it relates to the amounts relating to those subsidiaries and associate, is based on the reports of the other auditors on consolidated financial statements which include those subsidiaries, and on the report of the other auditors on the associate, which were furnished to us.

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

In our opinion, based on our audits and the said reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Elbit Imaging Ltd. and its subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

As discussed in Note 24B, claims have been filed against Group companies for some of which petitions have been filed for certification as class actions.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 25, 2009 expressed a qualified opinion on the Company’s internal control over financial reporting based on our audit.

Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel - Aviv, Israel
June 25, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Elbit Imaging Ltd.
Tel Aviv, Israel

We have audited Elbit Imaging Ltd.‘s and subsidiaries’ (the “Company’s”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s financial statements will not be prevented or detected on a timely basis.

Management has identified and included in its assessment significant internal control deficiencies, which when considered in combination, gave rise to a material weakness in the Company’s information technology general controls. As included in the management’s assessment, the identified significant deficiencies in the aggregate, in combination with the lack of sufficient personnel to maintain and support effectively the Company’s information technology general controls, gave rise to a material weakness in the Company’s information technology general controls.

We disclaim an opinion on the disclosures made in management’s report on internal control over financial reporting about corrective actions taken by the Company after December 31, 2008 relating to the material weakness that existed as of that date.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements of the Company for the year ended December 31, 2008, and this report does not affect our report on such financial statements.

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008, of the Company and our report dated June 25, 2009 express an unqualified opinion on those financial statements.

Brightman Almagor & Co.

Certified Public Accountants
A Member Firm of Deloitte Touche Tomatsue

June 25, 2009

ELBIT IMAGING LTD.
CONSOLIDATED BALANCE SHEETS

		December 31

		2008	2007	2008

				Convenience
				translation
				(note 2D)

	Note	(in thousand NIS)		US$’000

Current Assets
Cash and cash equivalents	(3)	1,690,433	1,416,710	444,617
Short-term deposits and investments	(4)	408,719	(*)643,859	107,501
Trade accounts receivables	(5)	34,740	1,521,521	9,137
Other receivables	(6)	134,194	65,271	35,296
Prepayments and other assets	(7)	404,613	386,160	106,421
Inventories	(8)	38,176	25,492	10,041
Trading property	(9)	3,279,775	1,738,213	862,645
Non-current assets classified as held for sale	(29)	9,043	11,120	2,379

		5,999,693	5,808,346	1,578,037

Non-Current Assets
Deposits, loans and other long-term balances	(10)	783,568	(*)165,310	206,093
Investments in associates	(11)	46,655	58,062	12,271
Property, plant and equipment	(13)	1,618,253	1,761,350	425,632
Investment property and payment on account of investment property	(14)	78,897	454,623	20,751
Other assets and deferred expenses	(15)	118,064	148,137	31,053
Intangible assets	(16)	46,582	51,820	12,253

		2,692,019	2,639,302	708,053

		8,691,712	8,447,648	2,286,090

(*) Reclassified

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.
CONSOLIDATED BALANCE SHEETS

		December 31

		2008	2007	2008

				Convenience
				translation
				(note 2D)

	Note	(in thousand NIS)		US$’000

Current Liabilities
Short-term credits	(17)	1,255,018	166,469	330,094
Suppliers and service providers		214,461	(*) 227,438	56,407
Payables and other credit balances	(18)	217,704	(*) 391,601	57,260
Other liabilities	(19)	105,246	119,680	27,682
Liabilities associated with non-current assets classified as held for sale	(29)	29,186	30,123	7,677

		1,821,615	935,311	479,120

Non-Current Liabilities
Borrowings	(20)	4,258,639	4,123,904	1,120,105
Other long-term financial liabilities	(21)	93,121	91,685	24,493
Other long-term liabilities	(22)	15,440	12,607	4,061
Deferred taxes	(23)	65,114	55,139	17,126

		4,432,314	4,283,335	1,165,785

Commitments, Contingencies, Liens and Collaterals	(24)

Shareholders’ Equity	(25)
Share capital and share premium		853,322	853,307	224,441
Reserves		(301,732)	91,629	(79,361)
Retained earnings		960,621	1,232,399	252,658
Treasury stock		(138,519)	(138,519)	(36,433)
Loans to employees to acquire Company shares		–	(3,378)	–

Attributable to equity holders of the Company		1,373,692	2,035,438	361,305
Minority interest		1,064,091	1,193,564	279,880

		2,437,783	3,229,002	641,185

		8,691,712	8,447,648	2,286,090

(*) Reclassified.

Dudi Machluf	Shimon Yitzhaki
Chief Financial Officer	CEO, a member of the Board of Directors

Approved by the Board of Directors on: June 25, 2009

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.
CONSOLIDATED INCOME STATEMENTS

			December 31

			2008	2007	2006	2008

						Convenience
						translation
						(note 2D)

	Note		(in thousand NIS)			US$’000

			(Except for per-share data)

Revenues and gains
Commercial centers	(26A	)	524,163	2,917,616	397,202	137,865
Hotels operations and management	(26B	)	384,220	395,227	351,610	101,057
Gains from sale of real estate assets	(26C	)	–	62,621	81,794	–
Sale of medical systems			38,076	49,648	85,824	10,015
Gains from change of shareholding in subsidiaries	(26D	)	49,122	5,310	667,014	12,920
Sale of fashion merchandise			102,736	68,139	58,035	27,022

			1,098,317	3,498,561	1,641,479	288,879

Expenses and losses
Commercial centers	(26E	)	432,760	1,714,253	395,814	113,825
Hotels operations and management	(26F	)	354,850	330,063	308,623	93,332
Cost and expenses of medical systems operation	(26G	)	55,469	69,953	71,746	14,590
Cost of fashion merchandise	(26H	)	118,040	80,308	67,834	31,047
Research and development expenses	(26I	)	68,759	69,559	73,538	18,085
General and administrative expenses	(26J	)	54,944	116,992	66,983	14,451
Share in losses (profits) of associates, net			12,952	12,667	(736)	3,407
Financial expenses	(26K	)	296,527	232,566	132,310	77,992
Financial income	(26L	)	(135,278)	(73,293)	(19,219)	(35,581)
Change in fair value of financial instruments measured at fair value through profit and loss	(26M & 2AH.(1)g	)	(225,244)	(18,347)	5,495	(59,244)
Other expenses, net	(26N	)	68,797	38,233	77,048	18,095

			1,102,576	2,572,954	1,179,436	289,999

Profit (loss) before income taxes			(4,259)	925,607	462,043	(1,120)
Income taxes (tax benefit)	(23)		24,736	16,288	(1,787)	6,506

Profit (loss) from continuing operations			(28,995)	909,319	463,830	(7,626)
Profit from discontinued operation, net	(29)		4,934	10,289	35,665	1,297

Profit (loss) for the year			(24,061)	919,608	499,495	(6,329)

Attributable to:
Equity holders of the Company			(103,714)	539,749	510,803	(27,279)
Minority interest			79,653	379,859	(11,308)	20,950

			(24,061)	919,608	499,495	(6,329)

Earnings per share - (in NIS)	(26O	)
Basic earnings per share:
From continuing operation			(4.27)	20.80	18.83	(1.12)
From discontinued operation			0.19	0.40	1.41	0.05

			(4.08)	22.20	20.24	(1.07)

Diluted earnings per share:
From continuing operation			(4.30)	20.18	18.83	(1.13)
From discontinued operation			0.19	0.40	1.41	0.05

			(4.11)	20.58	20.24	(1.08)

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Attributable to the shareholders of the Company

	Share capital	Share premium	Hedging reserves	Stock-based compensation reserve and investments r revaluations	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Loans to employees to acquire Company shares	Attributable to equity holders of the Company	Minority interest	Total shareholders’ equity

	(In thousand NIS)

Balance - January 1, 2006	37,480	789,163	(1,883)	–	(11,209)	465,773	1,279,324	(162,383)	(19,034)	1,097,907	6,067	1,103,974

Exchange differences arising from translation of foreign operations	–	–	–	–	62,301	–	62,301	–	–	62,301	18,404	80,705
Loss on hedge of foreign investments	–	–	–	–	(1,051)	–	(1,051)	–	–	(1,051)	–	(1,051)
Gain (less) on available for sale investments
Gain on cash flow hedge	–	–	26,801	–	–	–	26,801	–	–	26,801	–	26,801
Related income tax	–	–	(4,838)	–	(3,390)	–	(8,228)	–	–	(8,228)	–	(8,228)

Net gain recognized directly in equity	–	–	21,963	–	57,860	–	79,823	–	–	79,823	18,404	98,227
Transfer to profit and loss on disposal of foreign operations	–	–	–	–	1,315	–	1,315	–	–	1,315	–	1,315
Profit for the year	–	–	–	–	–	510,803	510,803	–	–	510,803	(11,308)	499,495

Total recognized income and expenses	–	–	21,963	–	59,175	510,803	591,941	–	–	591,941	7,096	599,037

Exercise of warrants	28	1,105	–	–	–	–	1,133	–	–	1,133	–	1,133
Dividend paid	–	–	–	–	–	(124,160)	(124,160)	–	–	(124,160)	–	(124,160)
Repayment of loans as a result of the realization by employees of rights to shares	–	–	–	–	–	–	–	–	16,970	16,970	–	16,970
Sale of treasury stock	524	23,055	–	–	–	–	23,579	23,864	–	47,443	–	47,443
Employees share premium	–	1,789	–	–	–	–	1,789	–	(1,789)	–	–	–
Issuance of shares to the minority by a subsidiary	–	–	–	–	–	–	–	–	–	–	612,158	612,158
Purchase of the minority interest	–	–	–	–	–	–	–	–	–	–	(402)	(402)
Stock-based compensation expenses	–	–	–	13,482	–	–	13,482	–	–	13,482	23,543	37,025
Equity component of convertible note issued by a subsidiary	–	–	–	–	–	–	–	–	–	–	1,053	1,053

Balance - December 31, 2006	38,032	815,112	20,080	13,482	47,966	852,416	1,787,088	(138,519)	(3,853)	1,644,716	649,515	2,294,231

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (CONT.)

	Attributable to the shareholders of the Company

	Share capital	Share premium	Hedging reserves	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Loans to employees to acquire Company shares	Attributable to share- holders of the company	Minority interest	Total shareholders’ equity

	(In thousand NIS)

Balance - January 1, 2007	38,032	815,112	20,080	13,482	47,966	852,416	1,787,088	(138,519)	(3,853)	1,644,716	649,515	2,294,231

Exchange differences arising from translation of foreign operations	–	–	–	–	(3,328)	–	(3,328)	–	–	(3,328)	10,233	6,905
Gain on hedge of foreign investments	–	–	–	–	1,859	–	1,859	–	–	1,859	–	1,859
Loss on cash flow hedge	–	–	(8,897)	–	–	–	(8,897)	–	–	(8,897)	–	(8,897)
Related income tax	–	–	1,665	–	(2,953)	–	(1,288)	–	–	(1,288)	–	(1,288)

Net gain (loss) recognized directly in equity	–	–	(7,232)	–	(4,422)	–	(11,654)	–	–	(11,654)	10,233	(1,421)
Transfer to profit and loss on disposal of foreign operations	–	–	–	–	2,328	–	2,328	–	–	2,328	–	2,328
Profit for the year	–	–	–	–	–	539,749	539,749	–	–	539,749	379,859	919,608

Total recognized income and expenses	–	–	(7,232)	–	(2,094)	539,749	530,423	–	–	530,423	390,092	920,515

Initially consolidated company	–	–	–	–	–	–	–	–	–	–	32,415	32,415
Issuance of shares to the Group by a subsidiary	–	–	–	–	–	–	–	–	–	–	12,035	12,035
Issuance of shares to the minority by a subsidiary	–	–	–	–	–	–	–	–	–	–	33,424	33,424
Purchase of minority interest	–	–	–	–	–	–	–	–	–	–	(367)	(367)
Dividend paid	–	–	–	–	–	(159,766)	(159,766)	–	–	(159,766)	–	(159,766)
Repayment of loans as a result of the realization by employees of rights to shares	–	–	–	–	–	–	–	–	638	638	–	638
Employees share premium	–	163	–	–	–	–	163	–	(163)	–	–	–
Stock-based compensation expenses	–	–	–	19,427	–	–	19,427	–	–	19,427	76,450	95,877

Balance - December 31, 2007	38,032	815,275	12,848	32,909	45,872	1,232,399	2,177,335	(138,519)	(3,378)	2,035,438	1,193,564	3,229,002

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (CONT.)

	Attributable to the shareholders of the Company

	Share capital	Share premium	Hedging and available for sale reserves	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Loans to employees to acquire Company shares	Attributable to share- holders of the company	Minority interest	Total shareholders’ equity

	(In thousand NIS)

Balance - January 1, 2008	38,032	815,275	12,848	32,909	45,872	1,232,399	2,177,335	(138,519)	(3,378)	2,035,438	1,193,564	3,229,002

Exchange differences arising from translation of foreign operations	–	–		–	(371,187)	–	(371,187)	–	–	(371,187)	(103,057)	(474,244)
Gain on hedge of foreign investments	–	–		–	16,034	–	16,034	–	–	16,034	–	16,034
Loss on cash flow hedge	–	–	(53,703)	–		–	(53,703)	–	–	(53,703)	–	(53,703)
Gain (loss) on available for sale investments	–	–	(4,081)	–		–	(4,081)	–	–	(4,081)	(1,848)	(5,929)
Related income tax	–	–	3,733	–	4,912	–	8,645	–	–	8,645	–	8,645

Net gain (loss) recognized directly in equity	–	–	(54,051)	–	(350,241)	–	(404,292)	–	–	(404,292)	(104,905)	(509,197)
Profit for the year	–	–	*	–	–	(103,714)	(103,714)	–	–	(103,714)	79,654	(24,060)

Total recognized income and expenses	–	–	(54,051)	–	(350,241)	(103,714)	(508,006)	–	–	(508,006)	(25,251)	(533,257)

Investments of the minority in a subsidiary	–	–	–	–	–	–	–	–	–	–	5,860	5,860
Purchase of minority interest	–	–	–	–	–	–	–	–	–	–	(68,469)	(68,469)
Dividend paid	–	–	–	–	–	(168,064)	(168,064)	–	–	(168,064)	–	(168,064)
Dividend paid to the minority by a subsidiary	–	–	–	–	–	–	–	–	–	–	(97,775)	(97,775)
Repayment of loans as a result of the realization by employees of rights to shares	–	–	–	–	–	–	–		3,393	3,393		3,393
Employees share premium	–	15	–	–	–	–	15	–	(15)	–		–
Stock-based compensation expenses	–	–	–	10,931	–	–	10,931	–	–	10,931	56,162	67,093

Balance - December 31, 2008	38,032	815,290	(41,203)	43,840	(304,369)	960,621	1,512,211	(138,519)	–	1,373,692	1,064,091	2,437,783

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (CONT.)

	Attributable to the shareholders of the Company

	Share capital	Share premium	Hedging and available for sale reserves	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Loans to employees to acquire Company shares	Attributable to share- holders of the company	Minority interest	Total shareholders’ equity

	Convenience translation into US$’000(note 2D)

Balance - January 1, 2008	10,003	214,434	3,379	8,655	12,066	324,144	572,681	(36,433)	(889)	535,359	313,929	849,288

Exchange differences arising from translation of foreign operations	–	–	–	–	(97,629)	–	(97,629)	–	–	(97,629)	(27,106)	(124,735)
Gain on hedge of foreign investments	–	–	–	–	4,217	–	4,217	–	–	4,217	–	4,217
Loss on cash flow hedge	–	–	(14,125)	–	–	–	(14,125)	–	–	(14,125)	–	(14,125)
Gain(loss) on available for sale investments	–	–	(1,073)	–	–	–	(1,073)	–	–	(1,073)	(486)	(1,559)
Related income tax	–	–	982	–	1,292	–	2,274	–	–	2,274	–	2,274

Net gain (loss) recognized directly in equity	–	–	(14,216)	–	(92,120)	–	(106,336)	–	–	(106,336)	(27,592)	(133,928)
Profit for the year	–	–	–	–	–	(27,279)	(27,279)	–	–	(27,279)	20,950	(6,329)

Total recognized income and expenses	–	–	(14,216)	–	(92,120)	(27,279)	(133,615)	–	–	(133,615)	(6,642)	(140,257)

Investments of the minority in a subsidiary	–	–	–	–	–	–	–	–	–	–	1,541	1,541
Purchase of minority interest	–	–	–	–	–	–	–	–	–	–	(18,007)	(18,007)
Dividend paid	–	–	–	–	–	(44,204)	(44,204)	–	–	(44,204)	–	(44,204)
Dividend paid to the minority by a subsidiary	–	–	–	–	–	–	–	–	–	–	(25,716)	(25,716)
Repayment of loans as a result of the realization by employees of rights to shares	–	–	–	–	–	–	–	–	893	893	–	893
Employees share premium	–	4	–	–	–	–	4	–	(4)	–	–	–
Stock-based compensation expenses	–	–	–	2,875	–	–	2,875	–	–	2,875	14,772	17,647

Balance - December 31, 2008	10,003	214,438	(10,837)	11,530	(80,054)	252,661	397,741	(36,433)	–	361,308	279,877	641,185

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS

	December 31

	2008	2007	2006	2008

				Convenience
				translation
				(note 2D)

	(in thousand NIS)			US$’000

CASH FLOWS FROM OPERATING ACTIVITIES
Profit(loss) for the year	(24,062)	919,608	499,495	(6,329)
Income tax expenses (tax benefit) recognized in profit and loss	24,736	16,288	(1,787)	6,506
Finance expenses (income) recognized in profit and loss	(63,995)	140,926	118,586	(16,832)
Income tax paid in cash	(2,433)	(2,531)	(5,068)	(640)
Discontinued operation	(4,935)	(10,289)	(35,665)	(1,298)
Depreciation and amortization (including impairment)	128,073	111,520	175,768	33,686
Share in losses(profits) of associates, net	12,952	12,667	(736)	3,407
Loss from realization of assets and liabilities	3,335	2,790	18,237	877
Stock based compensation expenses	52,566	72,226	32,263	13,826
Profit from realization of investments	–	(60,736)	(80,218)	–
Profit from change of shareholding in subsidiaries	(49,122)	(4,870)	(667,016)	(12,920)
Others	1,526	184	(8,031)	401
Trade accounts receivables	1,383,334	(1,442,203)	(40,265)	363,844
Receivables and other debit balances	(124,985)	(15,528)	(5,202)	(32,873)
Long-term receivables	(3,403)	234	251	(895)
Inventories	(9,608)	(2,082)	(2,058)	(2,527)
Trading property	(826,387)	(693,119)	(287,889)	(217,355)
Payment on account of trading property	(141,869)	(233,286)	(108,515)	(37,316)
Suppliers and service providers	52,754	26,092	48,931	13,875
Payables and other credit balances	(193,896)	307,337	13,286	(50,998)

Net cash provided by (used in) continuing operations	214,581	(854,772)	(335,633)	56,439
Net cash provided by discontinued operating activities	6,075	1,309	13,872	1,598

Net cash provided by (used in) operating activities	220,656	(853,463)	(321,761)	58,037

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS (CONT.)

	December 31

	2008	2007	2006	2008

				Convenience translation
				(note 2D)

	(in thousand NIS)			US$’000

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in initially-consolidated subsidiaries (Appendix B)	–	(135,083)	–	–
Purchase of property plant and equipment, investment property and other assets	(534,805)	(339,337)	(204,639)	(140,664)
Payment on account of investment property	–	(203,099)	(24,741)	–
Proceeds from realization of property plant and equipment, investments and loans	25,126	914	918	6,609
Proceeds from realization of investments in subsidiaries (Appendix C)	–	483,722	74,532	–
Investments in associates and other companies	(3,033)	(18,445)	(16,683)	(798)
Investment in long-term deposits and long-term loans	(588,083)	(6,337)	(29,786)	(154,677)
Interest received in cash	133,748	84,123	51,414	35,179
Issuance of shares, by a subsidiary, to its minority shareholders	9,788	38,286	1,280,108	2,574
Purchase of minority shares in subsidiaries	(51,256)	(16,845)	(447)	(13,481)
Short-term deposits and marketable securities, net	183,469	(422,822)	(44,182)	48,256

Net cash provided by (used in) investing activities	(825,046)	(534,923)	1,086,494	(217,002)

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of options into shares	–	–	1,133	–
Dividend paid	(168,064)	(159,767)	(124,160)	(44,204)
Dividend paid to minority by a subsidiary	(97,770)	–	–	(25,715)
Interest paid in cash	(333,277)	(250,301)	(193,426)	(87,659)
Issuance of convertible debentures by a subsidiary to its minority shareholders	–	–	22,979	–
Proceeds from long-term borrowings	1,063,991	1,570,963	2,002,021	279,850
Repayment of long-term borrowings	(29,073)	(138,251)	(710,924)	(7,647)
Proceeds from issuance of treasury stocks	–	–	59,657	–
Proceeds from repayments of loans as a result of realization by employees of rights to shares	3,394	638	16,970	893
Proceed from short-term credit	526,739	281,622	235,744	138,543
Repayment of short-term credit	(1,028)	(605,362)	(431,016)	(270)

Net cash provided by financing activities	964,912	699,542	878,978	253,791

Increase (decrease) in cash and cash equivalents	360,522	(688,844)	1,643,711	94,826
Cash and cash equivalents at the beginning of the year	1,416,710	2,150,871	489,343	372,622
Net effect on cash due to currency exchange rates changes	(86,799)	(45,317)	17,817	(22,831)

Cash and cash equivalents at the end of the year	1,690,433	1,416,710	2,150,871	444,617

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS (CONT.)

	December 31

	2008	2007	2006	2008

				Convenience translation
				(note 2D)

	(in thousand NIS)			US$’000

Appendix A -
Non-cash transactions

Acquisition of property plant and equipment, investment property and other assets by credit	2,814	13,311	5,078	740

Acquisition of minority interest by credit	–	16,977	–	–

Appendix B -
Initially consolidated subsidiaries

Deficit in working capital (excluding cash), net	–	(62)	–	–
Investment property	–	(168,827)	–	–
Minority interest	–	33,806	–	–

	–	(135,083)	–	–

Appendix C -
Proceeds from realization of investments in subsidiaries

Working capital (excluding cash), net	–	(9,935)	(6,423)	–
Long-term receivables, investments and deposits	–	778	753	–
Property, plant, equipment and other assets	–	38,773	2,052	–
Investment property	–	603,104	–	–
Long term liabilities	–	(213,363)	(3,382)	–
Profit from realization of subsidiaries	–	60,733	5,429	–
Realization of capital reserves from foreign currency translation adjustments	–	(781)	1,315	–

	–	479,309	(256)	–
Proceed from realization of subsidiaries which were disposed of in previous years	–	4,413	74,788	–

	–	483,722	74,532	–

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	GENERAL

A.

Elbit Imaging Ltd. (“the Company”) is incorporated in Israel. The Company’s registered office is at 2 Weizman St. Tel Aviv, Israel. The Company’s shares are registered for trade on the Tel Aviv Stock Exchange and in the United States on NASDAQ.

	B.	The Group engages, directly and through its investee companies, in Israel and abroad, mainly in the following areas:

•

Commercial and entertainment centers - Initiation, construction, operation, management and sale of commercial and entertainment centers and other mixed-use real estate projects, predominantly in the retail sector, located in central and eastern Europe and in India.

•	Hotels - Hotels ownership, operation, management and sale, primarily in major European cities,

•	Image guide treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment.

•	Residential projects - initiations ,construction and sale of residential projects and other mixed-use real estate projects , predominately residential ,located in India and in Eastern Europe

•

Other activities - Other activities consisting of (i) the distribution and marketing of fashion apparel and accessories in Israel; (ii) venture-capital investments; and (iii) investments in hospitals and farm and dairy plant in India, which are in preliminary stages.

C.	Definitions

	Group	-	The Company and its Investees.

	Investees	-	Subsidiaries, joint ventures and associates.

	Parent company	-	Europe Israel (M.M.S.) Ltd. (“EIL”).

	Europe Israel Group	-	Europe Israel (M.M.S.) Ltd. and its investee companies.

	Control Centers	-	Control Centers Ltd. - the controlling shareholder of EIL (“CC”).

	Control Centers Group	-	Control Centers and its investee companies.

	Ultimate controlling party	-	The controlling shareholder of Control Centers, Mr. Mordechay Zisser, who also serves as the Company’s Executive Chairman of the Board.

	Related parties	-	As defined in International Accounting Standard (“IAS”) no. 24.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES

	A.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

	B.	Basis for preparation

The consolidated financial statements have been prepared on the historical cost basis except for (i) certain property plant and equipment which were measured at the transition date to IFRSs (January 1,2006) at “deemed cost”; (ii) financial instruments which are measured at fair value; (iii) certain trading property measured at Net Realizable Value(see note 2 AH.(1) h.); and (iv) certain property plant and equipment and investment property measured at Revocable Amount(see note 2 AH.(1) h.). The principal accounting policies are set out below.

In accordance with the Securities and Exchange Commission (“SEC”) release number 33-8879, these financial statements do not include a reconciliation note to U.S. GAAP since such disclosure is not required for foreign private issuers who prepared their financial statements in accordance with IFRSs as issued by the IASB.

	C.	Presentation of the income statements

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

The balance sheet as of December 31, 2008 and statement of income, statement of changes in shareholders’ equity and statement of cash flows for the year then ended have been translated into U.S. dollar using the representative exchange rate as of that date (U.S.$1.0 = NIS 3.802). Such translation was made solely for the convenience of the U.S. readers. The dollar amounts so presented in these financial statements should not be construed as representing amounts receivable or payable in dollars or convertible into dollars but rather a translation of reported NIS amounts into U.S. dollars, unless otherwise indicated. Such convenience translation is unaudited and is supplementary only and it is not presented in accordance with IFRSs.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

	E.	Operating cycle

The Group’s operating cycle in respect of operations relating to the construction of real estate projects designated for sale, which are classified as trading properties is up to five years. Accordingly, assets and liabilities including directly related financial liabilities are classified as current assets and liabilities. For other Group’s operations it is assumed that the operating cycle is twelve months.

	F.	Basis for consolidation

(i)

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (“Subsidiaries”). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Company. Material intra-group transactions, balances, income and expenses are fully eliminated on consolidation.

Losses attributable to the minority in excess of the minority’s interest in the subsidiary’s equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation (including by a way of loans of the minority to the subsidiary) and it is able to make an additional investment to cover the losses.

(ii)

In instances that the Group acquires the minority interest, the difference between the cost of acquisition and the minority interest’s book value acquired is recognized as goodwill. If the difference is negative it is recognized as an income in the income statement.

When the Group’s interest is reduced, without loss of control (either by sale or by issuance of shares by the subsidiary) the differences between the consideration received and the book value of the Group’s investment sold is recognized in income statements.

	G.	Interest in joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control; that is when the strategic financial and operating policy and decisions relating to the activities of the joint venture, require the unanimous of the parties sharing control.

Jointly controlled entities are accounted for using the proportionate consolidation method using line by line basis. The financial statements of jointly controlled entities are included in the consolidated financial statements from the date that joint control commences through the date that joint control ceases. Where necessary, adjustments are made to the financial statements of jointly controlled entities to bring their accounting policies into line with those used by the Company.

Material intra-group transactions, balances, income and expenses are eliminated in consolidation to the extent of the Group’s interest in the joint ventures.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

	H.	Investments in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy of the associate, but is not control or joint control over those policies.

The results, the assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group’s share of the net assets of the associate, less any impairment in the value of each individual investment. Losses of an associate in excess of the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate) are not recognized, unless the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate at the date of acquisition is recognized as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment as a whole.

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

	I.	Business combination under common control

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

Exchange differences from the above are recognized in statement of income, except for: (i) exchange differences capitalized to qualified asset (see note 2 AE.); (ii) exchange differences charged to foreign currency translation reserve (see (ii) below); and (iii) exchange rate differences on AFS financial instruments(see note 2 L.).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

	J.	Foreign currency (cont.)

		(II)	Financial statements of foreign operations

For the purpose of the consolidated financial statements, the assets and liabilities of foreign operations (each has a functional currency of its primary economic environment in which it operates) are translated to the functional currency, which is also the presentation currency of the Company (New Israeli Shekel - NIS) at foreign exchange rates prevailing at the balance sheet date. The revenues and expenses of foreign operations are translated to the functional currency of the Company based on exchange rate as at the date of each transaction or for sake of practicality - using average exchange rate for the period. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at closing rate.

Foreign exchange differences arising on translation are recognized directly to foreign currency translation reserve within shareholder’s equity.

Exchange differences on (i) monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur, which form part of the net investment in a foreign operation; and (ii) borrowings used to hedge investments in foreign operations in the same currency, are also included in the foreign currency translation reserve.

Income taxes relating to such exchange differences have also been included in that item of shareholders’ equity.

Upon realization of a foreign operation, in whole or in part (including realization as a result of a decline in holding percentage arising from the issuance of shares to a third party), such foreign currency translation reserve relating to the realized investment, is charged to the income statements.

		(iii)	Rate of exchange of NIS, in effect, in relation to foreign currency (in NIS) are as follows:

	December 31

	2008	2007

US Dollar ($)	3.802	3.846
EURO (€)	5.297	5.659
British Pound (£)	5.548	7.710
Romanian New Lei (RON)	1.329	1.567
Indian Rupee (INR)	0.077	0.096

Scope of change in the exchange rate, in effect, of the NIS in relation to the foreign currency (%):

	Year ended December 31

	2008	2007	2006

US Dollar ($)	(1.14)	(8.97)	(8.21)
EURO (€)	(6.40)	1.71	2.16
British Pound (£)	(28.04)	(6.29)	3.62
Romanian New Lei (RON)	(17.9)	(4.74)	11.10
Indian Rupee (INR)	(24.6)	1.05	(5.94)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

	K.	Cash and cash equivalents

Cash equivalents include unrestricted readily convertible to a known amount of cash, maturity period of which, as at the date of investments therein, does not exceed three months.

	L.	Financial assets

Financial assets of the Group are classified into the following specified categories: (i) financial assets at fair value through profit or loss (“FVTPL”); (ii) held to maturity investments; (iii) available for sale (“AFS”) financial assets; and (iv) loans and receivables. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets are recognized and derecognized on a trade date where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs except for those financial assets classified as at fair value through profit or loss, for which, transaction costs are immediately recognized in profit and loss at initial recognition.

Financial assets at FVTPL

The Group’s financial assets at this category consist of: (i) marketable securities held for trading (an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking); (ii) derivative that is not designated or effective as a hedging instrument; and (iii) financial asset containing embedded derivatives which is entirely designated as at FVTPL upon initial recognition. Financial assets at FVTPL are stated at fair value, with any gain or loss recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset. Fair value is determined in the manner described in note 30.

Held to maturity investments

The Group’s investments in Financial Notes with fixed or determinable payments and fixed maturity dates that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity investments. Held-to-maturity investments are recorded at amortized cost using the effective interest method less impairment, with revenue recognized on an effective yield basis.

Available for sale (“AFS”) financial assets

Listed shares and listed redeemable notes held by the Group that are traded in an active market are classified as being AFS and are stated at fair value. Fair value is determined in the manner described in note 30. Gains and losses arising from changes in fair value are recognized directly in the investments revaluation reserve within the shareholders equity with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on redeemable notes, which are recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in the investments revaluation reserve is included in profit or loss for the period.

The fair value of redeemable notes denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the balance sheet date. The change in fair value attributable to translation differences that result from a change in amortized cost of the asset is recognized in profit or loss, and other changes are recognized in equity.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

	L.	Financial assets (cont.)

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

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is an objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the assets have been impacted. For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. For AFS financial assets, the amount of the impairment is the difference between the acquisition cost (net of principal payment and amortization) and the current fair value.

The carrying amount of financial asset carried at amortized costs is reduced through the use of an allowance account. When a trade receivable is uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss. For financial instruments carried at amortized cost, the impairment is reversed up to the amortized cost that would have been had the impairment not been recognized.

	M.	Inventories

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

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

	N.	Trading property

Real estate properties that are being constructed or developed for future sale (inventory) are classified as trading properties and are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale, whereby all such items are taken undiscounted. Costs of trading properties include costs directly associated with the purchase of trading properties(including payments for the acquisitions of leasehold rights) and all subsequent expenditures for the development of such properties as well as borrowing costs capitalized in accordance with the Group’s accounting policy described in note 2 AE.

Cost of trading properties is determined mainly on the basis of specific identification of their individual costs (other than non-specific borrowing costs capitalized to the cost of trading property).

	O.	Property plant and equipment

(I)

Property plant and equipment are stated at cost less accumulated deprecation and accumulated impairment losses. Government grants have been deducted from cost of assets for which they have been granted. Cost of land and building include direct construction and supervision costs incurred in the construction period as well as borrowing costs capitalized in accordance with the Group’s accounting policy described in note2 AE. Improvements and renovations are charged to cost of assets. Maintenance and repair costs are charged to the statement of income as incurred. Consideration paid for multiple assets acquired at an aggregate amount (“package”) is allocated to each asset on the basis of relatively fair value.

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

Investment property is stated at cost less accumulated deprecation and accumulated impairment losses. Cost include direct construction and supervision costs incurred in the construction period as well as borrowing costs capitalized in accordance with the Group’s accounting policy described in note 2AE. Depreciation is calculated by the straight-line method over the investment property estimated useful lives. The average annual deprecation rate is 2%-2.5%.

The Group classified land acquired with no defined and final designation as an investment property. When the final use of a property is determined and it is evidenced by commencement of activities to get the asset ready for its intended use, the Group transfers the relevant part of the investment in the land to property plant and equipment and/or to trading property as the case may be.

	Q.	Leasing

Operating lease payments (including prepaid leasehold rights) are recognized as an expense on a straight-line basis over the lease term (including the period of renewal options that the Group intends to exercise).

	R.	Other assets and deferred expenses

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

		(II)	Costs of a long-term service contract - are stated at cost and amortized over the service period (5 years).

	S.	Goodwill

Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset of the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period. On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

The Group’s policy for goodwill arising on the acquisition of an associate is described in note 2H.

	T.	Intangible assets

Intangible assets (excluding goodwill) are stated at cost less accumulated amortization and accumulated impairment losses. Amortization is charged according to the straight-line method over their estimated useful life of the intangible asset (usually 10 years).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

U.	Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current taxes

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are non taxable or deductible for tax purposes. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted as of the balance sheet date.

Deferred taxes

Deferred taxes are calculated in respect of all temporary differences, including (i) differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit; (ii) differences between the fair value of identifiable assets and liabilities of subsidiaries upon a business combinations, and their value for tax purposes; and (iii) tax losses and deductions that may be carried forward for future years or carried backwards for previous years.

Deferred taxes are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The calculation of tax liabilities (current and deferred) does not include taxes that would have arisen in the event of a realization of investments in certain investee companies or upon receiving their retained earnings as dividends, since it is management’s policy not to realize these investees nor to declare dividend out of their retained earnings, or other form of profit distributions, in the foreseeable future, in a manner which entails additional substantial tax burden on the Group. For certain other Group’s investee companies, which management’s intention is to realize or to distribute their retained earnings as taxable dividend, tax liabilities (current and deferred) are recorded.

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

Current and deferred taxes are recognized as an expense or income in profit or loss, except when they relate to items credited or debited directly to equity, in which case the tax effect is also recognized directly in equity, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or in determining the excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over cost.

As to deferred taxes in respect of exempt profits of an approved enterprise - see note 23B.(1) d.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

V.	Impairment of tangible and intangible assets (excluding goodwill and including investments in associates)

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

W.	Financial liabilities and equity instruments issued by the Group

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

Convertible debentures

The component parts of convertible debentures are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issuance, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability on an amortized cost basis until extinguished upon conversion or at the instrument’s maturity date. The equity component is determined by deducting the amount of the liability component from the fair value of the convertible debentures as a whole. This component is recognized and included in equity and is not subsequently re-measured.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

W.	Financial liabilities and equity instruments issued by the Group (cont.)

Financial liabilities

Financial liabilities of the Group are classified as either financial liabilities at FVTPL or other financial liabilities.

(i)	Financial liabilities at FVTPL

Financial liabilities of the Group at this category consist of derivatives that are not designated or effective as a hedging instruments or financial liabilities designated to FVTPL if such designation eliminates or significantly reduces a measurement of recognition inconsistency that would otherwise arise. Financial liabilities at FVTPL are stated at fair value, with any gain or loss recognized in profit or loss. Fair value is determined in the manner described in note 30.

(ii)	Other financial liabilities

Other financial liabilities of the Group consist of short-term credits, suppliers and service providers, borrowings and other payables, which are initially measured at fair value, net of transaction costs. Other financial liabilities (except for certain short term payables where the recognition of interest is immaterial)) are subsequently measured at amortized cost using the effective interest method.

X.	Derivative financial instruments and hedge accounting

The Group enters into a variety of derivative financial instruments, some of which are intended to manage its exposure to interest rate and foreign exchange rate risk, including interest rate swaps and cross currency swaps and others which are embedded derivatives (see below). Further details of derivative financial instruments are disclosed in note 30.

Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently re-measured to their fair value at each balance sheet date, other than derivative on equity instruments of investees, the fair value of which cannot be reliably measured and accordingly are measured at cost. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as cash flow hedges. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the derivative is more than 12 months and as a current asset or a current liability if the remaining maturity of the derivative is less than 12 months.

Embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

X.	Derivative financial instruments and hedge accounting (cont.)

Hedge accounting

The Group designates certain hedging instruments, which include derivatives and non-derivatives (borrowings) in respect of foreign currency risk, at either cash flow hedges or hedges of net investments in foreign operations. At the inception of the hedge relationship the Group documents the relationship between the hedging instrument and hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item. Movements in the hedging reserve in equity are detailed in the statement of changes in shareholders’ equity.

•	Cash flow hedge

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

•	Hedges of net investments in foreign operations

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the non-derivative hedging instrument (i.e: the changes in the spot rates) relating to the effective portion of the hedge is recognized in equity in the foreign currency translation reserve. The gain or loss relating to the ineffective portion is recognized in profit or loss. Gains and losses deferred in the foreign currency translation reserve are recognized in profit or loss on disposal or partial disposal of the foreign operation.

Y.	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is more likely than not (probable) that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation as of the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the result of the discounted expected cash flows, as long as the effect of discounting is material. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Z.	Grants from the Office of Chief Scientist (“OCS”)

Certain Group’s investees are obliged to pay royalties to the OCS in respect of sales of products, the development of which was funded by grants provided by the OCS, at a percentage of their revenues and up to the amount of the grants received. Such grants are recorded in the statements of income if there is reasonable assurance that the grants will not be repaid. Otherwise, the grants are recorded as a liability and are designated at fair value through profit and loss at each balance sheet date.

AA.	Retirement benefit costs

Contributions to defined contribution retirement benefit plans are recognized as expense when employees have rendered service entitling them to the contributions. For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses are recognized immediately in the statement of income. The retirement benefit obligation recognized in the balance sheet represents the present value of the defined benefit obligation as reduced by the fair value of plan assets.

AB.	Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instrument at the grant date. The Fair value is measured using the B&S model except for capped-Stock Appreciation Rights (SAR) for which the Group is using the binomial model . The expected life used in the Black and Sholes model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis for each award over the vesting period, based on the Group’s estimate of shares that will eventually vest. Equity-settled share-based payment transactions with other parties are measured at the fair value of the goods and services received, except where the fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

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

In some cases the grant date is determined following certain organ approvals and after the employees begun rending services to the Group (“Commencement Date”). In these cases the Group estimates the fair value at the end of each reporting period and recognizes it as services are received during the period between Commencement Date and grant date. Once the grant date is established, the Group revises the earlier estimates so that the amounts recognized for service already received are based on grant date fair value.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AB.	Share-based payments (cont.)

Share based payment transactions in which the terms of the arrangement provide the counterparty with the choice of whether the transaction will be settled in cash (or other assets) or by issuing equity instrument, the fair value is measured by the goods or services acquired and the liability incurred at the fair value of the liability. Through the liability settlement, the Company shall re-measure the fair value of the liability at each balance sheet date and at the date of settlement, with any changes in the fair value recognized in profit or loss for the period.

The above policy is applied to all equity-settled share-based payments that were granted after November 7, 2002 that vested after January 1, 2006 (the date of the Company’s transition to the IFRSs).

Loans granted to employees for purchasing the Company’s shares which constitute the sole security for the loans’ repayment, and which shall be repaid out of proceeds of the sale thereof, are included in the balance sheet as a deduction from shareholders’ equity.

AC.	Revenue recognition

(i)

Revenues from the leasing of property and management fees, as well as other revenue relating to the operations of commercial and entertainment centers, are recognized over the term of the lease and/or the service.

(ii) Revenues from hotel operations are recognized upon performance of service.

(iii) Revenues on sales of real estate assets and trading properties are recognized when all the following conditions are satisfied:

a.	the Group has transferred to the buyer the significant risks and rewards of ownership of the asset sold;
b.	the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the asset sold;
c.	the amount of revenue can be measured reliably;
d.

it is probable that the economic benefits associated with the transaction will flow to the Group (including the fact that the buyer’s initial and continuing investment is adequate to demonstrate commitment to pay);

e	the costs incurred or to be incurred in respect of the transaction can be measured reliably; and
f.	there are no significant acts that the Group is obliged to complete according to the sale agreement.

For the Group, these conditions are usually fulfilled upon the closing of a binding sale contract.

For sales transactions with some degree of continuing involvement (for example, in a form of a guarantee to the buyer), revenue recognized at the date of sale is reduced by the estimated exposure to loss measured at fair value related to the continuing involvement.

In circumstances where the terms of the transaction provide for the Group to receive additional consideration which is contingent upon fulfillment of certain conditions without risk of loss, and the transaction otherwise qualifies for profit recognition, the contingent future profits are recognized when the contingency is resolved.

The Group’s financial statements include provisions for expenses for further work to be provided on real estate assets already delivered to the buyer.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AC.	Revenue recognition (cont.)

(iv)

Revenues from sale of medical products are recognized when all the following conditions have been satisfied: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred or services have been rendered; (c) the amount of revenue can be measured reliably; and (d) it is probable that the economic benefits associated with the transaction will flow to the entity. For sale arrangements which include multiple deliverables such as system sales, installation at the customer’s site and training, the revenue is recognized by allocating the consideration to the deliverables. If there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the Company allocates the arrangement consideration to the separate units of accounting based on their relative fair value. In instances, which there are objective and reliable evidence of the fair value of the undeliverable item in an arrangement but no such evidence for the delivered item, the Company allocates the arrangement consideration to the deliverables using the residual method.

	(v)	Service revenues from product support agreements are recognized ratably over the service period.

	(vi)	Revenues from the sale of goods in the retail industry are recognized upon delivery.

AD.	Research and development costs

Research costs are charged to the statement of income, as incurred. Development costs are recognized as an asset when it is probable that the expected future economic benefits associated with them will flow to the Group and they can be reliably measured. Otherwise, such costs are charged to the statement of income as incurred.

AE.	Capitalization of borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get them ready for their intended use or sale, are capitalized to the cost of those assets. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Non-specific borrowing costs are capitalized to qualified assets not financed by specific borrowing, by using a rate constituting a weighted average of the costs in respect of the Group’s borrowings not specifically capitalized. Capitalization of borrowing to assets continues, generally, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are recognized in profit or loss in the period in which they are incurred. Borrowing costs qualified for capitalization includes mainly: Interest expenses (including consumer price index linkage), amortization of cost of raising debt and foreign exchange on borrowing to the extent that they are considered as an adjustment to interest costs. The borrowing costs eligible for capitalization also include the net cash cost on an accruals accounting basis of a swap which is measured at FVTPL and is related to a debenture measured also at FVTPL since management believes that such accounting treatment eliminates or significantly reduces an accounting mismatch.

Capitalization of borrowing costs to qualifying assets continues, generally until the completion of all the activities necessary to prepare the asset for its designated use. Capitalization of borrowing costs will be suspended as a result of a suspension, for an extended period, of activities for the preparation of the qualified asset for its intended use.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AF.	Earnings (loss) per share

Basic earnings (loss) per share is computed with regard to income or loss attributable to the Company’s ordinary shareholders, and is calculated for income (loss) from continuing operations attributable to the ordinary shareholders of the reported entity. Basic earnings per share is computed by dividing income (loss) attributable to holders of ordinary shares of the Company, by the weighted average number of the outstanding ordinary shares during the period.

In the computation of diluted earnings per share, the Company adjusted its income (loss) attributable to its ordinary shareholders for its share in income (loss) of investees by multiplying their diluted earnings per share by the Company’s holding in the investees including its holding in dilutive potential ordinary shares of the investee and the weighted average of the outstanding shares for the effects of all the dilutive potential ordinary shares of the Company.

AG.	Statement of cash flows

Interest and dividend received from deposits and investments are included as cash flow from investing activities. Dividend paid to the Company’s shareholders and interest paid on the Group’s borrowing (including interest capitalized to qualifying assets) are included as cash flow from financing activities. Acquisitions of investment property which were transferred, during the reporting period , to trading property are included as cash flow from investing activities.

AH.	Critical judgment in applying accounting policies and use of estimates

In the application of the Group’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. In addition, in the process of applying the Group’s accounting policies, management makes various judgments, apart from those involving estimations, that can significantly affect the amounts recognized in the financial statements.

The followings are the critical judgments and key sources of estimation uncertainty, that management has made in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognized in financial statements.

(1)	Use of estimates

	a.	Litigation and other contingent liabilities

The Group is involved in litigation and other contingent liabilities in substantial amounts including certification requests for class actions (see note 24B.) The Group recognizes a provision for such litigation when it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The Group evaluates the probability and outcome of these litigations based on, among other factors, legal opinion and consultation and past experience. The outcome of such contingent liabilities may differ materially from management’s assessment. The Group periodically evaluates these assessments and makes appropriate adjustments to the consolidated financial statements. In addition, as facts concerning contingencies become known, the Group will reassess its position and make appropriate adjustments to the consolidated financial statements.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AH.	Critical judgment in applying accounting policies and use of estimates (cont.)

	(1)	Use of estimates (cont.)

		b.	Share based payment arrangements

The Group has adopted several stock based compensation arrangements for employees, directors and service providers. Stock based compensation arrangements are measured at fair value. Fair value is usually determined using an option pricing model which requires management to make judgment and assumptions regarding the following variables: share price in respect of options plans adopted by the Group’s private investees which has no quoted market price; the expected stock price volatility over the term of the plan; and actual and projected employee stock option exercise behaviors. The fair value of certain stock based compensation arrangement was computed based on a report of a third party expert.

		c.	Accounting for income taxes

The calculation of the Group’s tax liabilities involves dealing with uncertainties in the application and/or interpretation of complex tax laws, tax regulations and tax treaties, in respect of various jurisdictions in which the Group operates and which frequently vary. In addition, tax authorities may interpret certain tax issues in a manner other than that which the Group has adopted. Should such contrary interpretive principles be adopted upon adjudication of such cases, the tax burden of the Group may be significantly increased. In calculating its deferred taxes, the Group is required to evaluate (i) the probability of the realization of its deferred income tax assets against future taxable income and (ii) the anticipated tax rates in which its deferred taxes would be utilized.

		d.	Embedded derivatives financial instruments

The Group is committed to pay to a financing bank an additional exit fee in the event of cash distributions deriving from the sale, disposal, refinancing of the hotels which were financed by the bank loan funds or in the event of other repayment of the loan (“Transaction”). The exit fee will be calculated as the amount equivalent to 15% of the difference between the market value of the hotels as determined in such Transaction and the current agreed value of the hotels. The Group determined the fair value of the exit fee using an economic model which requires management to make judgment and assumptions regarding the following variables: the fair value of the underlying assets (i.e. the hotels); the expected volatility of the hotels; and the probability and the term for a Transaction to occur. The fair value of the embedded derivative was computed based on a report of a third party expert.

		e.	Potential penalties, guarantees issued and expired building permits

Penalties and guaranties are part of the on-going construction activities, and result from obligations the Group have towards third parties, such as banks and municipalities. The Group’s management is required to provide estimations about risks evolving from such potential guarantees or penalties that the Group might have to pay. In addition, the Group is subject to authorizations from local authorities in respect of building permits. It may occur that building permits will expire and might cause additional costs and expenses to the Group, delays or abandoned of construction works.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AH.	Critical judgment in applying accounting policies and use of estimates (cont.)

	(1)	Use of estimates (cont.)

		f.	Valuation of Swap transactions

PC has executed several swap transactions with Israeli banks in order to swap the interest rate of the debentures from NIS linked to the CPI to Euro. The derivatives are measured at fair value at each balance sheet date. The valuation of the derivative was computed based on a report of a third party expert. Such valuation techniques incorporate assumptions that other market participants would use in their valuations, including assumptions about interest rate yield curves.

		g.	Valuation of debentures measured at FVTPL

The fair value of PC’s debentures was generally determined with reference to price quotation in an active market, as the debentures are traded in the Tel Aviv Stock Exchange (“TASE”). Notwithstanding the aforesaid, as a result of the finance and real estate world wide crisis that turmoil the markets mainly during the fourth quarter of 2008, PC’s debentures were characterized by a significant decrease in the volume of trading, a significant increase in the spread between the BID and the ASK prices and a significant increase in the risk premium attributable to PC’s debentures as of December 31, 2008. Consequently, and based on a third party professional advice, PC’s management is of the opinion, that there are significant indications that the trade in the debentures as of the end of 2008 pointing the existence of inefficient market and that the market for PC’s debentures is no longer active as of December 31,2008. PC received valuation reports from three different external appraisals having appropriate and recognized qualifications as well as experience in evaluating fair value of debentures. While performing their valuations, each of the appraisers used observable inputs developed on the basis of market data. Two of the appraisers used the discounted cash flow method taking into consideration the terms and maturity of the debentures as well as market interest rates and PC’s estimated credit risk. The third appraiser used the Merton model, taking into consideration PC’s asset value, risk free interest, standard deviation of assets and exercise price. Based on all the abovementioned, PC’s management is of the opinion that the quoted market prices of the debentures in the TASE as of December 31, 2008 should not be used as evidence of fair value. Accordingly, the fair value of PC’s debentures as of December 31, 2008 was determined based on the average values of the debentures as determined by the three external appraisals as reported in their valuation reports.

The quoted market price, as of December 31, 2008, of PC’s series A debentures was NIS 0.563 as opposed to an average of NIS 0.812 using the valuation technique described above. The quoted market price of PC’s series B debentures was NIS 0.679 as opposed to an average of NIS 0.852 using the valuation technique described above.

As of December 31, 2007, PC’s Series A debentures were not traded in the stock exchange and therefore have no quoted prices. Accordingly the fair value of these debentures was determined by relying on a report of a third party expert. The calculation of the fair value is sensitive to changes in market conditions and is based on assumptions that are reasonable but can not be virtually guaranteed.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AH.	Critical judgment in applying accounting policies and use of estimates (cont.)

	(1)	Use of estimates (cont.)

		h.	Impairment/ write down of real estate properties

The recognition of an impairment/ write down to the Group’s real estate assets is subject to a considerable degree of estimates, the results of which, when applied under different principles or different conditions or assumptions, are likely to result in materially different amounts and could have a material adverse impact on the consolidated financial statements.

For the Group’s property plant and equipment (mainly hotels) and investment property, the Group evaluates the existence of any other-than-temporary decline, and hence, the need for an impairment loss on its real estate assets (operating or under construction), when indicators of impairment are present. Such evaluation is based, on the higher of (i) estimated selling price in the open market or (ii) the estimated value-in-use, based on discounted operational cash flows (before interest and income tax charges), expected to be generated by those assets (“Recoverable Amounts”).

For the Group trading property (commercial centers designated for sale and residential), such evaluation is based on the estimated selling price in the ordinary course of business less all estimated costs of completion and cost necessary to make the sale (“Net Realizable Value”).

Estimations of the Recoverable Amount and/or Net Realizable Value involve, generally, critical estimation in respect of the future operational cash flows expected to be generated from the real-estate asset and the yield rate which will be applied for each real estate asset.

Determination of the operational cash flow expected to be generated from the real estate asset is based on reasonable and supportable assumptions as well as on historical results adjusted to reflect the Group’s best estimate of future market and economic conditions that management believes will exist during the remaining useful life of the assets. Such determination is subject to significant uncertainties. In preparing these projections, the Group make number of assumptions concerning market share of the real estate asset, benchmark operating figures such as occupancy rates and average room rate (in respect of hotels) rental and management fees rates (in respect of shopping and entertainment centers), selling price of apartments (in respect of residential units), costs of completion of the real estate asset, expected operational expenses and others.

The yield rate reflects economic environment risks, current market assessments regarding the time value of money, industry risks as a whole and risks specific to the assets, and it also reflects the return that investors would require if they were to choose an investment that would generate cash flows of amounts, timing and risk profile equivalent to those that the Group expects to derive from the assets. Such rate is generally estimated from the rate implied in current market transactions for similar assets.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AH.	Critical judgment in applying accounting policies and use of estimates (cont.)

	(2)	Critical judgment in applying accounting policies

		a.	Revenue recognition from sale of trading property

Revenues from sale of real estate assets are recognized when all the criteria mentioned in note 2 AC. are met. Determination whether these criteria have been met for each sale transaction, requires a significant judgment by the Group management.

Significant judgment is made in determination whether, as of the balance sheet date, the Group has transferred to the buyer the significant risks and rewards associated with the real estate assets sold. Such determination is based on an analysis of the terms included in the sale agreement executed with the buyer as well as an analysis of other commercial understandings with the buyer in respect of the real estate sold. Generally, the sale agreement with the buyer is signed during the construction period and the consummation of the transaction is subject to certain conditions precedents which have to be fulfilled prior to delivery. Revenues are, therefore, recognized when all the significant conditions precedent included in the agreement have been fulfilled by the Group and/or waived by the buyer prior to the balance sheet date.

The delivery of the commercial center to the buyer is generally executed close to the end of construction and to the opening of the commercial center to the public. As a result, the Group has to use estimates in order to determine the costs and expenses required to complete the construction works which, as of the delivery date, has not been completed and/or paid in full.

Generally, the Group is provided with a bank guaranty from the buyer for the total estimated proceeds in order to secure the payment by the buyer upon delivery. Therefore and in such event, the Group does not inherent any significant risks in respect of payment of the proceeds by the buyer.

		b.	Capitalization of financing costs

The Group capitalizes finance expenses to real estate assets under construction from commencement of activities for the preparation of the assets for their intend use or sale. Such determination requires management to use critical estimations and assumptions as well as judgment to determine whether a specific asset under construction or development is qualified for capitalization. Borrowing costs qualified for capitalization includes mainly: Interest expenses (including linkage to the CPI), amortization of cost of raising debts and foreign exchange differences on borrowing to the extent that they are considered as an adjustment to interest costs. In order to determine whether foreign exchange differences are considered as an adjustment to the interest expenses, management is required, for each specific loan, to evaluate the alternative borrowing cost for a loan that would have been provided in the functional currency of the borrower under the same terms and conditions as the actual loan. Such determination requires management to use considerable degree of judgment and estimations. In addition, the Group used critical judgment in respect of capitalization of non-specific borrowing costs to qualified assets in the consolidated financial statements.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AH.	Critical judgment in applying accounting policies and use of estimates (cont.)

Critical judgment in applying accounting policies (cont.)

	c.	Classification of investment as held to maturity

The Group invested an amount of €73.0 million (NIS 386 million) in financial Notes (see note 10A.(ii)). The Group considered its capital management policy and its liquid requirement for operational activities, and decided that it has the positive intent and ability to hold these Notes to maturity. Accordingly, the investment in the Notes is presented in these financial statements as held to maturity.

The Group examined if there is objective evidence for impairment loss for the Notes which mainly include the decrease in the quoted market value of the Notes (which was provided to the Group by the issuing bank as of the balance sheet date) in approximately 35% below their cost (approximately NIS 133 million). Following said examination the Group concluded that, as of the balance sheet date, there is no objective evidence which should lead to impairment of these Notes.

	d.	Transfer of real estate assets from investment property to trading property

During 2007 and 2008 the Group acquired plots of land in India (see note 9C.) At the initial recognition, the Group classified the cost of acquisitions of these plots as an investment property (or payment on account of investment property in case of advance payment to secure the land acquisitions) since as of the acquisition date, the Group did not have a defined and final designations use for these plots. At the end of 2008, the Group examined the designated use of these plots and transferred an amount of NIS 425.7 million (which reflect the cost of acquisitions of these plots) to trading property. A transfer of real estate assets from investment property to trading property is done when there has been a change in the use of the real estate asset, which is supported by evidence as to the beginning of development of the real estate asset for its intended use or sale. A significant judgment is made in the determination whether, as of the balance sheet date, the aforementioned criteria has been fulfilled for each plot. Such determination is generally based on current achievable plans of the Company’s management for each real estate asset as well as the actual steps executed by the Company in order to implement this plan.

	e.	As for critical judgment in respect of inactive market for PC’s debentures, see note 2AH.(1)g.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AI.	New accounting standards and clarifications issued that are not yet effective (cont.)

The following are new accounting standards and amendments to standards that have been issued by the IASB, and clarifications to them issued by the International Financial Reporting Interpretations Committee(“IFRIC”), as of the date of approval of the financial statements, which are applicable, or are expected to be applicable, to the Group, and which have not yet become effective.

(1)

IFRS 3, Business Combinations (Revised) - the new standard stipulates the accounting treatment for business combinations. Among other things, the standard determines measurement provisions for contingent consideration in business combinations which is to be evaluated as a derivative financial instrument. The transaction costs directly connected with the business combination will be recorded to the statement of operations when incurred. Minority interests will be measured at the time of the business combination at their share in the fair value of the assets, (including goodwill), liabilities and contingent liabilities of the acquired entity, or at their share in the fair value of the net assets, as aforementioned, but excluding their share in the goodwill. As for business combinations where control is achieved after a number of acquisitions (acquisition in stages), the earlier purchases of the acquired company will be measured at the time that control is achieved at their fair value, while recording the difference to the statement of operations. The standard will apply to business combinations that take place from January 1, 2010 and thereafter. Earlier adoption is permitted, provided that it will be simultaneous with early adoption of IAS 27 (revised).

(2)

IFRS 8, Operating Segments - the standard itemizes how an entity must report on segments reporting in the annual financial statements and makes reference to selected details with respect to segments reporting in interim reports. In addition, the standard relates to the disclosure that is necessary in connection with products and services, geographical regions and principal customers. The standard will apply to annual reporting periods commencing on January1, 2009, with restatement of comparative figures upon the initial adoption of the standard. The standard permits earlier adoption. At this stage, the management of the Company is unable to assess the effect of implementing the standard on its financial statements.

(3)

IAS 1, Presentation of Financial Statements (Revised) - In the framework of the amendment to this standard, changes were made in the current presentation format of financial statements, and the presentation and disclosure requirements for financial statements were also expanded, including the presentation of an additional report known as “the statement of comprehensive income”, and the addition of a balance sheet as of the beginning of the earliest period presented in the financial statements in cases of a retroactive change in accounting policies, reclassification or restatement. The standard will apply to reporting periods that begin on January 1, 2009. The standard permits earlier implementation.

(4)

IAS 23, Borrowing Costs (Revised) - the standard stipulates the accounting treatment of borrowing costs. The standard eliminates the possibility recognition of borrowing costs related to qualified assets in the statement of operations. The standard will apply to borrowing costs that relate to qualifying assets as to which the capitalization period commence after January 1, 2009. The standard permits earlier implementation. Management of the Company estimates that the application of the standard will not affect the financial statements of the Group.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AI.	New accounting standards and clarifications issued that are not yet effective (cont.)

(5)

IAS 27, Consolidated and Separate Financial Statements (Revised) - the standard provides the accounting treatment of consolidated and separate financial statements. Among other things, the standard stipulates that transactions with minority shareholders, in the context of which the Company retains control before and after the transaction, will be treated as capital transactions. In respect of transaction with the minority, subsequent to which the Company losses control in the subsidiary, the investment retained will be measured at fair value as of that date, with the difference as compared to investment’s book value to be recorded to the statement of operations. The minority interest in the losses of a subsidiary, which exceed its share in the subsidiary’s shareholders’ equity, will be charged to the minority interest in every case, while ignoring its obligations and ability to make additional investments in the subsidiary.

The provisions of the standard will apply to annual financial reporting periods which start on January 1, 2010 and thereafter. Earlier adoption is permitted, provided that it will be done simultaneous with early adoption of IFRS 3 (revised). The standard will be implemented retrospectively, excluding a number of exceptions(including the changes mentioned above), as to which the provisions of the standard will be implemented prospectively. At this stage, the management of the Company is unable to assess the effect of implementing the standard on its financial condition and results of operations.

(6)

Addendum to IFRS 2, Share Based Payments - Vesting Conditions and Cancellation - the addendum to the standard determined the vesting conditions which have to be taken into account in fair value measurement of share based payment arrangements. In addition, the addendum explains the measurement of fair value of instruments with non-vesting conditions and of cancellations. The addendum will apply to annual reporting periods commencing on January 1, 2009. Earliy adoption is permitted. Management of the Company estimates that the application of the standard will not affect the financial statements of the Group.

(7)

IFRIC 15, Agreements for the Construction of Real Estate - the clarification stipulates the accounting treatment of revenues and related expenses of entities which construct real estate by themselves or by means of subcontractors, as well as supplying of goods or services that are included in the framework of agreements for construction of real estate. The clarification deals with the determination as to whether the agreement to construct real estate falls within IAS 11, “Construction Contracts”, or within IAS 18, “Revenues”. Revenues from agreements which, pursuant to the provisions of the clarification, are within the context of IAS 11 will be recognized in accordance with the percentage of completion method. Revenues from agreements, which, pursuant to the provisions of the clarification, are for the supply of goods, will be recognized at the time that the risks and rewards are transferred to the buyer, and revenues from agreements for the supply of services will be recognized according to the stage of completion of the transaction as of the balance sheet date. The provisions of the clarification are effective for annual reporting periods which commence on January 1, 2009. Earlier adoption is permitted. Management of the Company estimates that the application of the standard will not affect the financial statements of the Group.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AI.	New accounting standards and clarifications issued that are not yet effective (cont.)

(8)

IFRIC 16, Hedges of a Net Investment in a Foreign Operation - the clarification stipulates the nature of the hedged risk and of the amount of the hedged item in the framework of a hedge of a net investment in a foreign operation. In addition, the clarification determines that the hedge instrument might be held by any of the entities in the Group. Furthermore, the clarification determines the amount which should be classified from shareholders’ equity to the statement of operations, at the time that the foreign operation is realized, with respect to which hedge accounting was applied to a net investment in a foreign operation. The provisions of the clarification are effective for annual reporting periods which commence on January 1, 2009. Earlier implementation is a permitted. Management of the Company estimates that the application of the standard will not affect the financial statements of the Group.

	(9)	Improvements to IFRSs in 2008

During May 2008, the IASB issued a series of improvements to the IFRSs. In the framework of the improvements, amendments were made to part of the standards in a manner which change the presentation, recognition and measurement of the various items in the financial statements. Additionally, amendments were made to terminology with a minimal effect, if at all, on the financial statements. Most of the amendments will become effective for annual reporting periods which commence on January 1, 2009 or thereafter, with the possibility of earlier implementation. The application of most of the amendments will be made by a retroactive adjustment of comparative figures. In the context of the amendments that were made, there are a number of adjustments which are anticipated, in the relevant circumstances, to have a significant effect on the financial statements. The most significant of these amendments which are relevant to the Group are as follow:

•

IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations- this amendment stipulates that assets and liabilities of a subsidiary shall be classified as held for sale when the parent company is obligated to execute a program for the sale of the relevant controlling rights, also when its intention is to keep rights in the subsidiary which do not entitled it to have control on the subsidiary. The amendment is effective for reporting periods commencing on January 1, 2010. The amendment permits earlier implementation. An entity which is interested in implementing the amendment to the standard in prior periods is obliged to apply the provisions of IAS 27 (Amended). The implementation will be made on a prospective basis.

•

Amendment to IAS 28, Investments in Investees- this amendment stipulates that the impairment in value of an investment in an investee will be treated as impairment in value of one single asset, and that the amount of the impairment in value may be reversed in succeeding periods. The amendment is effective for annual reporting periods which commence on January 1, 2009. The amendment permits earlier implementation, along with the application of the relevant amendments to IAS 32, “Financial Instruments: Presentation, IAS 31, “Rights in Joint Ventures” and IFRS 7, “Financial Instruments: Disclosures”. The amendment may be implemented on a prospective basis.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AI.	New accounting standards and clarifications issued that are not yet effective (cont.)

	(9)	Improvements to IFRSs in 2008 (cont.)

•

IAS 40, Investment Property (Amended) - this amendment stipulates that investment property under construction will also be treated pursuant to the provisions of IAS 40. Prior to the amendment, such investment property was treated according to the provisions of IAS 16, “Fixed Assets”. The amendment will be effective for annual reporting periods which commence on January 1, 2009. Implementation will be made on a prospective basis. The amendment permits implementation on an earlier date, provided that the fair value of the investment property under construction was determined on the date set for the earlier implementation.

•

Amendment IAS 38, Intangible Assets - the amendment determines that payments for publicity and sales promotion activities will be recognized as an asset until the date when the entity has the right of access to the goods that have been acquired, or in the case of receiving services, the date of receiving such services. The amendment will apply to annual reporting periods beginning on January 1, 2009. The amendment will be implemented retroactively. Early implementation is permitted.

•

Amendment to IAS 20, Accounting for Government Grants and Disclosures of Government Assistance- the amendments determine that loans granted in the future with no or low interest rates will not be exempt from the requirement to impute interest. The difference between the amount received and the discounted amount is accounted for as government grant. The amendment shall apply prospectively to government loans receive in periods beginning on or after January 1, 2009. Early implementation is possible.

(10)

IAS 39, Financial Instruments: Recognition and Measurement (Amended) - the amendment stipulates that changes in cash flows that result from the exposure to inflationary risks may be designated as hedged items. In addition, the amendment determines that the intrinsic value, as opposed to the time value, of options purchased, qualifies as a hedged item of the risk of one party to the forecasted transaction. The provisions of the amendment are effective for annual reporting periods which commence on January 1, 2010. Earlier implementation is permitted.

(11)

Amendment to IFRS 7, Disclosures about Financial Instruments -The amendments require enhanced disclosures about fair value measurements and liquidity risk. Among other things, the new disclosures: clarify that the existing IFRS 7 fair value disclosures must be made separately for each class of financial instrument, add disclosure of any change in the method for determining fair value and the reasons for the change and establish a three-level hierarchy for making fair value measurements:

1.	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);
2.	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices) (Level 2); and
3.	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AI.	New accounting standards and clarifications issued that are not yet effective (cont.)

	(11)	Amendment to IFRS 7, Disclosures about Financial Instruments (cont.)

The Addendum also add disclosure, for each fair value measurement in the statement of financial position, of which level in the hierarchy was used and any transfers between levels, with additional disclosures whenever level 3 is used including a measure of sensitivity to a change in input data. In addition, the addendum clarify that the current maturity analysis for non-derivative financial instruments should include issued financial guarantee contracts and require disclosure of a maturity analysis for derivative financial liabilities.

Entities are required to apply the amendments for annual periods beginning on or after 1 January 2009, with earlier application permitted. However, an entity will not be required to provide comparative disclosures in the first year of application.

	(12)	The following are new accounting standards and clarifications which are not yet effective and, in the opinion of the Company’s management, are not applicable or are not materials to the Group:

IFRIC 13, Customer Loyalty Programs, customer loyalty programs.; Amendment to IFRS 1, Initial Implementation of IFRSs and IAS 27 Consolidated and Separate Financial Statements; IFRIC 17,Distribution of non-cash assets to the shareholders; Addendum to IAS 32, financial instruments: presentation and IAS 1 presentation of financial statements; Amendment to IFRIC 9 and IAS 39 for embedded derivative and reclassification and IFRIC 18,Transfer of assets from costumers.

	(13)	Amendment to IAS 17, Leases

The amendment states that lease of land will be classified as financial or operational lease according to the general principals set in the standard. The implementation of amendment will apply retroactively for reporting periods commencing on January 1, 2010 and thereafter. Earlier implementation is permitted. The amendment will be implemented retroactively in relations to existing leases for which all the information required in the standard is available at the beginning of the lease term. When the information is not available, the classification of the leases will be examined at the inception of the amendment. Should such amendment would apply to the Group’s 2008 financial statements, an amount of approximately NIS 110 million would be classified to property plant and equipment.

NOTE 3 –	CASH AND CASH EQUIVALENTS

	December 31

	2008		2007

	Interest rate

	%	(in thousand NIS)

Euro	2.3-3.9	1,064,736	430,459
NIS	2.4-4.5	455,877	276,830
US dollar	2.4-3.5	102,729	318,521
Indian Rupee	–	13,747	339,425
British Pound	–	20,806	29,276
Other	1.0-3.0	32,538	22,199

		1,690,433	1,416,710

Cash and cash equivalents consist mainly of bank deposits.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –	SHORT-TERM DEPOSITS AND INVESTMENTS

	A.	Composition:

	December 31

	2008		2007

	Interest rate

	%	(in thousand NIS)

Deposits at banks and financial institutions:
US dollar	2.5	72,076	88,775
Euro(i)	4.7	120,348	–
Others	1.0-3.0	4	5,942
		192,428	94,717

Marketable securities held for trading:
Government bonds		63,421	246,426
Corporate bonds		45,425	175,474
Shares		61,846	120,394

		170,692	542,294

Available for sale assets(ii)		45,599	–

Current Maturities of long-term loans and receivables		–	6,848

		408,719	643,859

(i)

The deposits are mainly pledged as security for the repayment of short term credit from banks and financial institutions, which have been included as due and payable concurrently with the liabilities repayment dates.

(ii)

Interest-bearing available-for-sale financial assets with a face value of €11.4 million (NIS 60.4 million) are outstanding as of 31 December 2008. The available-for-sale financial assets have stated interest rates of 4.4% to 8.8% and mature between 1 year and perpetual.

B.	Liens - see note 24D.

NOTE 5 –	TRADE ACCOUNTS RECEIVABLES

	December 31

	2008	2007

	(in thousand NIS)

Outstanding accounts (i)	44,748	1,532,238
Less - allowance for doubtful debts	(10,008)	(10,717)

	34,740	1,521,521

(i)	December 31, 2007: Include receivable in respect of realization of trading property amount to NIS 1,476 million. All such amount was collected during 2008. see note 9D.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –	OTHER RECEIVABLES

	December 31

	2008	2007

	(in thousand NIS)

Income taxes	2,067	2,193
Other government institutions	99,167	42,284
Related parties	8,113	8,060
Other	24,847	12,734

	134,194	65,271

NOTE 7 –	PREPAYMENTS AND OTHER ASSETS

	December 31

	2008		2007

	Interest rate

	%	(in thousand NIS)

Restricted bank deposits designated for acquisition of trading property (i)

Euro	4.7	75,948	126,560
Other	3.5	22,333	15,795

		98,281	142,355

Advance for plot purchase (ii)		224,543	205,654
Advance to supplier		71,137	29,849
Prepaid expenses		10,652	8,302

		404,613	386,160

(i)

December 31, 2008: include mainly NIS 88.5 million in respect of PC’s projects in Romania (mainly for the acquisition of equipment for the Casaradio project); and NIS 7.5 million in respect of PC’s project in Poland; December 31, 2007: Include mainly NIS 94.5 million to secure acquisition of plots in Romania (mainly Iasi, and Timisoara project); NIS 38.5 million to secure acquisition of plots in Poland; and NIS 5.6 million to secure acquisition of plots in Bulgaria.

(ii)

December 31, 2008: Include NIS 197 million to secure acquisition of plots in India (see note 9C.) and NIS 27 million to secure acquisition of Plots in Poland, Romania and the Czech Republic. December 31, 2007: Include mainly advance payments in the amount of NIS 73.6 million for the acquisitions of plots in Romania; NIS 112.0 million for the acquisitions of plots in Serbia; and NIS 12.5 million for the purchases of plots in Poland.

NOTE 8 –	INVENTORIES

	December 31

	2008	2007

	(in thousand NIS)

Hotels inventories	4,896	2,887
Image Guided Treatment:
Raw materials	8,988	8,342
Products under process and finished goods	6,135	2,834
Fashion - merchandise	18,157	11,429

	38,176	25,492

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 –	TRADING PROPERTY

	A.	Composition:

	December 31

	2008	2007

	(in thousand NIS)

Balance as of January 1	1,738,213	923,634
Additions during the year	1,509,949	2,267,536
Transfer from investment property(i)	425,727	–
Disposal during the year	(232,682)	(1,492,020)
Write-down of trading property to net realizable value(ii)	(8,248)
Foreign currency translation adjustments	(153,184)	39,063

Balance as of December 31	3,279,775	1,738,213

	(i)	See note 9C.(1)
	(ii)	See note 26N.(i)

B.	Additional information in respect of PC’s trading property

The last few months of 2008 have seen extraordinary turbulence in economic and financial markets worldwide which has impacted considerably on activity in real estate markets worldwide, with the lack of availability of financing being a key factor behind the dramatic slowdown in investment transactions. In view of the abovementioned, PC management has decided that it will continue with the development of six projects that are in a construction stage (Casa Radio and Ciuc in Romania, Liberec in Czech Republic, Koregaon Park in India, Riga in Latvia, and Kragujevac in Serbia). The other projects are either in design phase, or waiting permitting. For all these schemes, once full permits are obtained, start of the construction will depend on availability of external financing.

The following table summarises general information regarding PC’s significant trading property projects (excluding trading property in India which is held jointly by PC and the Company (see C below):

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 –	TRADING PROPERTY (CONT.)

	B.	Additional information in respect of PC’s trading property (cont.)

						General information

Project	Location	Purchase / transaction date	Rate of ownership by PC (%)	Nature of rights	Status of registration of land	Status of permit	Gross Lettable Area (“GLA”) (sqm)

Suwalki Plaza	Poland	Jun-06	100	Ownership	Completed	Building permit pending	20,000
Zgorzelec Plaza	Poland	Dec-06	100	Leasing for 25 years	Completed	Building permit pending	13,000
Torun Plaza	Poland	Feb-07	100	Perpetual leasehold	In process	Building permit pending	45,000
Lodz	Poland	Sep-01	100	Ownership/ Perpetual usufruct	Completed	Building permit valid	80,000	(*)
Kielce Plaza	Poland	Jan-08	100	Perpetual leasehold	Completed	Planning permit pending	33,000
Lesnzo Plaza	Poland	Jun-08	100	Perpetual leasehold	Completed	Planning permit pending	16,000
Liberec Plaza	Czech Republic	Jun-06	100	Construction lease period with subsequent ownership	Completed	Building permit valid	17,000
Opava Plaza	Czech Republic	Jun-06	100	Construction lease period with subsequent ownership	Completed	Planning permit pending	13,000
Roztoky	Czech Republic	May-07	100	ownership	Completed	Planning permit valid	14,000	(*)
Riga Plaza	Latvia	Feb-04	50	Ownership	Completed	Building permit valid	49,000
Koregaon Park (1)	India	Oct-06	100	Ownership	Completed	Building permit valid	111,000	(*)
Kharadi	India	Feb-07	50	Ownership	Completed	Excavation permit valid	225,000	(*)
Trivandrum	India	Jun-07	50	Ownership	Completed	Under negotiation	195,000	(*)
Casa Radio (2)	Romania	Feb-07	75	Leasing for 49 years	Completed	Planning permit pending	600,000	(*)
Timisoara Plaza	Romania	Mar-07	100	Ownership	Completed	Planning permit pending	43,000
Miercurea Ciuc Plaza	Romania	Jul-07	100	Ownership	Completed	Planning permit valid	14,000
Iasi Plaza	Romania	Jul-07	100	Ownership	In Process	Planning permit to be submitted	62,000	(*)
Slatina Plaza	Romania	Aug-07	100	Ownership	Completed	Planning permit valid	17,000
Targu Mures Plaza	Romania	Mar-08	100	Ownership	Completed	Under negotiations	30,000
Honedoara Plaza	Romania	Feb-08	100	Ownership	Completed	Planning permit pending	13,000
Belgrade Plaza (**)	Serbia	Aug-07	100	Leasing for 99 years	In Process	Under negotiation	70,000	(*)
Kragujevac Plaza(**)	Serbia	Oct-07	100	Leasing for 99 years	In Process	Building permit valid	26,000
Sport -Star Plaza	Serbia	Dec-07	100	Leasing for 99 years	In Process	Under negotiation	45,000
Shumen Plaza	Bulgaria	Nov-07	100	Ownership	In Process	Planning permit to be submitted	20,000
Arena Plaza Extension	Hungary	Nov-05	100	Land use rights	Completed	Under negotiation	40,000
Uj Udvar	Hungary	Sep-07	35	Ownership	Completed	Permit under process	16,000
Helios Plaza	Greece	May-02	100	Ownership	Completed	Building permit expired	25,000

(*)	Gross Built Area (sqm).
(**)

In respect of all the projects in Serbia, PC is retaining the 100% holding in theses projects after a decision to discontinue the negotiations with a Serbian developer. As of the balance sheet date, PC paid an amount of €1.2 million (NIS 6.4 million) as part of a settlement agreement signed with the Serbian developer.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 –	TRADING PROPERTY (CONT.)

B.	Additional information in respect of Pc’s trading property (cont.)

(1) In November 2008, PC acquired 50% of the rights in the project from its JV partner for a total consideration of €14.0 million (NIS 74.2 million).

(2)

PC hold a 75% interest in a company (“Project Company”) which under public-private partnership agreement with the Government of Romania is to develop the Casa Radio site in central Bucharest. The other investors include the Government of Romania, which will procure that the Project Company is granted the necessary development and exploitation rights in relation to the site for a term of 49 years in consideration for a 15% interest in the Project Company and other third party who will hold 10% interest in the Project Company. In accordance with the terms of the agreement, PC and the other shareholders in the Project Company have undertaken to cause the Project Company to construct an office building measuring approximately 13,000 square meters for the Government of Romania at the Project Company’s own costs. Accordingly, the Project Company has recorded a liability which as od the balance sheet date amounted to €16.4 million (NIS 87.0 million) in respect of such undertaking (see note 19). The Company guarantees PC’s obligations under the agreement.

C.	Additional information in respect of EPI’s trading property

The following information is in respect of trading property which is held by Elbit-Plaza India Real Estate Holding Limited (“EPI”). EPI is jointly controlled by PC and the Company.(see note 12D.)

(1)

On December 16, 2007 EPI entered into a framework agreement, (“Framework Agreement”), with a third party to acquire, through a Special Purpose Venture (“SPV”), up to 135 acres of land in the Siruseri District of Chennai, India. Under the Framework Agreement, the SPV will develop on the project land an integrated multi-use project comprising exclusive residential projects to be comprised of villas (bungalows), high-rise buildings, related amenities, commercial and office areas and retail areas.

Under the Framework Agreement, EPI is to hold 80% of the SPV. Investments by EPI in the SPV will be a combination of investment in shares and compulsory convertible debentures. The total investment that EPI is anticipated to pay under the Framework Agreement in consideration for its 80% holding (through the SPV) in the project land is up to INR 4,276.8 million (NIS 332 million), (“Purchase Price”) assuming purchase of all 135 acres. Such sum is calculated on the basis that EPI will pay INR 31.7 million (NIS 2.5 million) for each acre of the project land purchased by the SPV. The project land is to be acquired by the SPV in batches subject to such land complying with certain regulatory requirements and the due diligence requirements of EPI. Through the balance sheet date the SPV acquired approximately 51.7 acres of the project land and a total of INR 1,639 million (NIS 127.3 million) of the Purchase Price, was paid by EPI.

The parties have entered into a shareholders agreement in respect of the management of the SPV, which provides, among other matters, for a five member board of directors, one member appointed by the third party shareholder for so long as it maintains a 10% holding in the SPV and four members appointed by EPI. The shareholders agreement also includes certain restrictions and pre-emptive rights pertaining to transferring of securities in the SPV. Profits from the SPV will be distributed in accordance with the parties’ proportionate shareholdings, subject to EPI being entitled to certain preferences out of the SPV’s cash flow, as determined in the agreements.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 –	TRADING PROPERTY (CONT.)

C.	Additional information in respect of EPI’s trading propery(cont.)

	(1)	(cont.)

In accordance with the Group’s policy described in note 2P. the cost of land was presented in the financial statements of 2007 as part of investment property. During the end of 2008 such cost was transferred, in these financial statements, to trading property.

(2)

On March 13, 2008 EPI, entered into an amended and restated share subscription and framework agreement, (“Framework Agreement”), with a third party , and a wholly owned Indian subsidiary of EPI (“Joint Venture Company”), to acquire, through the Joint Venture Company, up to 440 acres of land in Bangalore, India”(” the Project Land”). Under the Framework Agreement, following the consummation of the closing of the final stage of the transaction, the Joint Venture Company will develop on the Project Land, an integrated multi-use project comprising exclusive residential projects to be comprised of villas (bungalows) and high-rise buildings, hotels, service apartments and hospital along with services and amenities, subject to obtaining the requisite permits and approvals under applicable law.. Under the Framework Agreement, the Joint Venture Company is to acquire ownership and development rights in respect of up to an approximate 230 acres of the entire Project Land for a total consideration anticipated to INR10,500 million (NIS 815 million) (EPI 50% share).

Upon the closing of the first stage of the transaction, which occurred on March 24, 2008, the Joint Venture Company has secured rights over approximately 54 acres of such 230 acres and EPI has paid the aggregate sum of approximately INR 2,840 million (NIS 220.5 million) in consideration of its 50% share (through the Joint Venture Company) in such land.Part of the proceed in the amount of NIS 194.7 million was paid in 2007 as an advance payment to the third party shareholder and was presented in the balance sheet as of December 31, 2007 as advance on account of acquisitions of investment property (see note14). In accordance with the Group’s policy described in note 2P. such advance payment together with additional amounts paid during 2008 were transferred in these financial statements to trading property.

In addition EPI has paid to the third party an interest bearing advance of approximately INR 1,861.5 (NIS 144.5 million) on account of the future acquisition by the Joint Venture Company of a further 35.6 acres of such 230 acres (“Refundable Advance”) which was scheduled to occur until March 13, 2009 and which land is currently controlled by local partner and other third parties. Such advance payment is presented in the balance sheet as of December 31, 2008 as prepayment and other assets (see note 7). As of the date of approval of these financial statements, the additional land has not been purchased. EPI is holding negotiations with the third-party partner with respect to different aspects of the projects, and on May 27, 2009, EPI asked such third party partner for the immediate repayment of the Refundable Advance in accordance with the terms of the agreement.

In respect of up to the other approximately 210 acres of the entire project land, the framework agreement provided that the Joint Venture Company will enter into joint development agreements under which the Joint Venture Company will be entitled to develop the entire area of such lands. In consideration, the Joint Venture Company will pay between 38% and 53% of the built up area of such lands and in some cases, refundable deposits on account of such future consideration will also be paid. EPI’s 50% share (through the Joint Venture Company) in rights under the development agreements, will require it to invest INR 750 million (NIS 58 million) in order to fund its proportional share in such deposits.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 -	TRADING PROPERTY (CONT.)

C.	Additional information in respect of EPI’s trading property (cont.)

(2) (cont.)

Under the Framework Agreement, between the closing of the first stage and the closing of the final stage of the transaction, additional portions of the Project Land will be acquired in stages through the third party’s business partners on behalf of the Joint Venture Company and subject to certain conditions EPI will make advances (in addition to sums already transferred in connection with the closing of the first stage) on account of such acquisitions. Through the balance sheet date EPI has advanced an amount of approximately INR 674 million (NIS 52 million) in order to secure acquisitions of approximately 16 acres. Such advance payments are also presented as prepayments and other assets (see note 7).

Under the Framework Agreement the closing of the final stage of the transaction is to be held no later than March 13, 2009.At such stage, subject to certain conditions, the ownership and/or development rights in respect of all additional portions of the Project Land, that have been acquired by the JV partner and/or its business partners and that comply with certain regulatory requirements and EPI’s due diligence requirements, will be transferred to the Joint Venture Company..Further, upon the closing of the final stage, the third party will be issued, subject to certain conditions, up to 50% holdings in the Joint Venture Company, which prior to such date shall be wholly owned by EPI. As of the date of approval of these financial statements, the transaction has not been consummated and it is expected that the contractual timetable will not be met by the local partner Investments by EPI in the Joint Venture Company will be a combination of investment in shares and compulsory convertible debentures.

The parties have also entered into a shareholders agreement in respect of the future management of the Joint Venture Company following the closing of the final stage. The shareholders agreement also includes certain restrictions and pre-emptive rights pertaining to transferring of securities in the Joint Venture Company. Profits from the Joint Venture Company will be distributed in accordance with the parties’ proportionate shareholdings, subject to EPI being entitled to preferential payment of profit distribution in the amounts and on the terms specified in the Framework Agreement.

As of the balance sheet date, the Joint Venture Company is consolidated in the financial statements of the Company in the proportionate (50%) consolidation method, since significant decision in respect of the Project Land require the consent of EPI and the JV partner.

D.	Disposal of trading property

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

On December 18, 2007 PC and aAIM executed an addendum to the transaction agreement according to which aAIM represented that all conditions precedent for the consummation of the transaction have been fulfilled by PC and/or waived by aAIM. Accordingly, the parities executed an amicable closing of the transaction which is effective as from November 30, 2007 (“Closing Effective Date”). The parties further agreed, that aAIM would be entitled to receive all rental income of the Arena as and from the Closing Effective Date. PC undertook to complete the agreed upon construction works for the completion of the Arena at an agreed amount which was deducted from the purchase price and was deposit into an escrow account.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 –	TRADING PROPERTY (CONT.)

D.	Disposal of trading property (cont.)

	(1)	(cont.)

The value of the Arena at the Closing Effective Date was determined to €381 million which was calculated based on gross rentals prevailing at the Closing Effective Date, capitalized at agreed yields. The cash consideration, which was paid to PC on January 21, 2008, amounted to €254.8 million and was determined according to the value of the Arena together with monetary assets and other debit balances, after deduction of bank and other monetary liabilities pertaining thereto.

As a result of this transaction, the Group recorded in its 2007 financial statements revenues from sale of trading property in the amount of NIS 2,091 million and recognized a gain of NIS 1,145 million. Following purchase price adjustments conducted during 2008, the Group recognized in these financial statements an additional gain of NIS 117.7 million.

As for indemnifications provided by PC to aAim, see note 24C.(5).

(2)

On July 29, 2005 PC and Klépierre signed a preliminary share purchase agreement for the future acquisition by Klepierre of all equity and voting rights (100%) in the companies developing 2 shopping centers in Poland (Rybnik Plaza and Sosnoweic Plaza), 2 companies developing shopping centers in the Czech Republic (Novo Plaza and Plzen Plaza) and an option under certain conditions, to acquire all equity and voting rights of a third company developing a shopping center in Poland, upon the fulfillment of certain conditions, on same terms and conditions applicable to the remaining centers (the Lublin Plaza - see item (3) below) (“Stage B”). The purchase price of each specific center is to be calculated based on gross rentals prevailing at a date close to delivery, capitalized at agreed yields.

In June 2006, PC completed the construction of the Novo Plaza commercial center and in accordance with the terms of the agreement it was delivered to Klepierre. The value of the Novo Plaza amounted to €43.9 million (following purchase price adjustments agreed upon in the agreement signed in November 2006) and the cash consideration paid to PC amounted to €5.0 million. As a result of this transaction (including purchase price adjustments conducted in 2006 and 2007), the Group recorded in its 2007 and 2006 financial statements revenue from sale of trading property in the amount of NIS 9.6 million and NIS 286.7 million and recognized a gain of NIS 9.6 million and NIS 32.8 million, respectively.

In May 2007, PC has formally completed the hand over of the Rybnik Plaza and the Sosnowiec Plaza commercial centers to Klepierre in accordance with the terms of the Stage B agreement. The Value of the sold centers amounted to €89.3 million and the cash consideration paid to PC amounted to €48.2 million. As a result of these transactions the Group recorded in its 2007 financial statements revenues from sale of trading property in the amount of NIS 495 million and recognized a gain of NIS 116 million.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 –	TRADING PROPERTY (CONT.)

D.	Disposal of trading property (cont.)

	(2)	(cont.)

In June 2008, PC delivered the Plzen Plaza commercial center to Klepierre in accordance with the terms of the stage B agreement. The Value of the sold center amounted to €61.4 million and the cash consideration paid to PC amounted to € 54.6 million. As a result of this transaction the Group recorded in these financial statements revenues from sale of trading property in the amount of NIS 328.0 million and recognized a gain of NIS 95.3 million.

Within the framework of the Plzen Plaza closing agreement, it was agreed that Klepierre will withhold an amount of € 0.5 million (NIS 2.6 million) in order to secure certain obligation of PC in respect of the development of the shopping centre. Accordingly, this amount was not recognized as a gain in these financial statements.

(3)

PC was a party to JV agreement for the ownership (indirectly) of a company registered in Lublin, Poland (“MPSA”). MPSA holds a 99-year perpetual usufruct lease of a land, being the subject matter of a project located in Lublin, Poland, which have been leased from the local municipality. In accordance with an agreement signed in November 2004, MPSA agreed to divide the project into two stages, subject to the first (construction of the convention center and commercial area) being completed by August 31, 2006 (“Stage A Project”). The second stage (construction of the hotel and office area) shall commence by no later than September 30, 2009 and conclude by the end of 2011 (“Stage B Project”). Should MPSA fail to comply with the timetable of the second stage a penalty shall be imposed thereon in the amount of PLN 2.5 million (NIS 3.2 million). The local municipality is entitled to terminate the perpetual usufruct if the use of the land does not correspond to the approved usage and/or in the event unauthorized delays or schedule deviations occur.

In April 2007, PC and the JV Partner have executed an agreement according to which the parties agreed: (i) to cause Spin-Off of MPSA’s obligation in terms of the Stage B Projects, to a subsidiary of the JV Partner (“Project B Company”),in consideration of €3.5 million. Such Spin-Off has been executed by means of a Tenancy Agreement, within the framework of which MPSA undertook to consent and fully cooperate, so as to allow Project B Company the development of the Stage B Project. MPSA and Project B Company had also executed a preliminary agreement for the future transfer, to the latter, of all rights in the Stage B Projects upon completion of same; (ii) to grant PC an option to subscribe 50% interest in Project B Company, in consideration for the amount equivalent to 50% of the share capital and shareholders loans invested by the JV Partner in Project B Company as at the date of consummation of the transaction. Such option has been exercised by PC in April 2008; and (iii) to sell their respective holdings in MPSA to Klepierre, in accordance with the Stage B agreement with Klepierre (see item (2) below). The parties has agreed that within the framework of the transaction with Klepierre, PC and the JV partner will be entitled to receive all the equity loans invested by each of them in MPSA prior to distribution of the remaining proceed between the parties.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 –	TRADING PROPERTY (CONT.)

D.	Disposal of trading property (cont.)

(3) (cont.)

In July 2007 PC and the JV partner, through their jointly controlled company (“Vendor”), executed an agreement with Klepierre for the sale of their respective interest in MPSA to Klepierre in accordance with the terms of the Stage B agreement. The asset value (100%) as at closing amounted to €78 million and the cash consideration paid to PC amounted to € 27.3 million. As a result of this transaction the Group recorded in its 2007 financial statements revenues from sale of trading property in the amount of NIS 223.6 million and recognized a gain of NIS 56.7 million.

The transaction with Klepierre specifically excluded Stage B Project and Stage B Company. The Vendor covenants that MPSA shall not bear any liability in respect of the construction of Stage B Project. In addition, the Vendor will indemnify Klepierre for any damage in relation to the construction of Stage B Project and will cause Stage B project to assume full liability for the full and timely performance of all the obligations (other than payment of usufruct fee) of MPSA in favor of the municipality of Lublin including for damages for the failure of Project B Company to construct the Stage B Project in accordance with the usufruct agreement. PC and the JV partner are jointly and severally guarantee to the Vendor’s obligations under the agreement. The JV partner guarantees to PC’s obligation under the agreement related to Stage B Company and/or Stage B Project including any liabilities to indemnify Klepierre for non-performance of Stage B Company’s obligations under the usufruct agreement with the Municipality of Lublin.

E.	As of December 31, 2008 the Group pledged trading property in the amount of NIS 561 million in order to secure borrowings provided to the Group by financial institutions. See also note 24D.

NOTE 10 –	DEPOSITS, LOANS AND OTHER LONG-TERM BALANCES

A.	Composition:

	December 31

	2008	2007

	(in thousand NIS)

Deposits at banks and financial institutions (i)	204,318	66,086
Held to maturity financial instruments (ii)	385,755	56,196
Financial instruments designated at FVTPL(iii)	52,253	–
Loans to interest holders in investee companies (iv)	15,240	17,665
A loan to a former associate (v)	–	7,692
Derivative designated as hedging instruments (vi)	–	16,632
Derivative measured at FVTPL (vii)	107,657	12,609
Convertible loan for the acquisition of interest in jointly controlled subsidiary (viii)	20,061	–
Loans to associates (ix)	16,321	14,343
Others	4,768	2,963

	806,373	194,186
Less - allowance for doubtful debts	(22,805)	(22,028)

	783,568	172,158
Less - current maturities	–	(6,848)

	783,568	165,310

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 –	DEPOSITS, LOANS AND OTHER LONG-TERM BALANCES (CONT. )

A.	Composition: (cont.)

(i)

December 31, 2008: Include NIS 183.1 million linked to the Euro and bearing annual interest rate of 2.6%-4.84% per annum and NIS 14.5 million linked to the NIS bearing interest of 3.5%-4.0% per annum. The deposits are mainly pledged as security for the repayment of long term borrowing, interest rate swap transactions (see note 10 A.(vii)) and other liabilities obtained by Group companies, which have been included as due and payable concurrently with the liabilities repayment dates.

(ii)

During 2007 and 2008 the Company (through its wholly owned subsidiary) and PC entered into several transactions with several financial institutions, according to which the Company and PC invested an amount of € 35.0 million (NIS 185.4 million) and € 38.0 million (NIS 201.3 million), respectively, in Notes for a period of 15 years. The Notes bear an interest of 11.5%-12% per annum, which is payable only if the margin between the 30 years Euro swap interest rate and the 10 years Euro swap interest rate (measured on a daily basis) is higher than the margin stated in the agreement. The issuers have a call option to redeem the Notes at par value in a specific dates included in the investments agreements and any quarter thereafter. The Principal amount of the Notes is 100% protected at the maturity date.

Part of the Company’s and PC’s investments in the Notes were financed by a credit lines of € 25.0 million (NIS 132.4 million) and € 26.2 million (NIS 138.7 million), provided by financial institutions to the Company and PC, respectively. The credit lines bears an interest rate which shall be the monthly average EONIA (Euro Over Night Index Average) rate plus a margin of 0.4%-0.5% per annum

As for securities and collateral provided to the financing banks- see note 24D.(10).

(iii)

In February 2008 PC entered into a financial transaction with an issuing bank, according to which PC invested an amount of € 13 million (NIS 68.9 million) in a Note which pays a variable interest linked to the 10 year EUR CMS rate subject to a minimum annual interest rate of 6.25% and a maximum annual interest rate of 12.50%. The Note maturity date is February 19, 2018. The principal is 100% protected at maturity. The Note is designated at fair value through profit and loss and accordingly the Group included in these financial statements a loss of NIS 15.8 million.

Part of the investment on the Note was financed by a credit facility of € 10 million (NIS 52.9 million) provided to PC by the same issuing bank. The credit facility bears an interest of Euribor plus 0.4% per annum. As for securities and collateral provided to the financing bank- see note 24D.(10).

(iv)

Loans to the management company of the Group’s hotels or to its controlled companies. A loan of NIS 6.4 million which is linked to the US dollar, bears annual interest at a rate of Libor+1%, was due and payable on December 31, 2006. A loan of NIS 6.6 million is linked to the US Dollar bears annual interest at the rate of Libor+1% due and payable through June 2008. According to the agreement, the amounts to be received by the management company from the Group companies in respect of the former’s interest in hotels owned by the latter (other than hotel management fees will be used as security for the repayment of the loans.

A loan of NIS 2.6 million, which is linked to the Euro and bears annual interest at a rate of 4.9%. The Group received no security for these loans.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 –	DEPOSITS, LOANS AND OTHER LONG-TERM BALANCES (CONT.)

A.	Composition: (cont.)

(v)

A loan linked to the US dollar and bearing annual interest of 5% provided to former associated company of Elscint (Gilbridge Ltd.) in October 2001. Since the original maturity date of the loan has expired in October 2005, an allowance for doubtful debts has been recorded for the full amount of the loan in previous years. During 2007 and 2008, the loan and the interest were fully repaid.

(vi)

Several Groups’ companies have entered into an interest rate swap transaction with financial institutions (which granted thereto a variable-interest bearing loan) according to which the interest on the loans will be fixed through the loans terms. The swap transactions were designated as hedging instruments in a cash flow hedge.

(vii)

During 2007 and 2008 PC executed, consistent with its risk management policy, several cross currency interest rate swap transactions with Israeli banks in the total principal amount of NIS 1,103 million. In accordance with the terms of the agreement, PC will pay to the banks an interest of Euribor plus a margin of 2.2%-3.6% and will receive 4.5%-5.4% interest linked to the Israeli CPI with the same amortization schedule as PC’s series A and B debentures. In addition, at each payment date of the debentures, PC will receive principal amount in NIS and will pay the principal amount in Euro (subject to the amortization schedule). The derivatives are measured at fair value through profit and loss. The fair value was computed based on a report from a third party expert. Accordingly, a gain of NIS 96.0 million was recorded in these financial statements.(2007-gain of NIS 12.5 million).

For commitments regarding the derivatives see note 24 D.(9). Regarding settlement of swap transaction subsequent to the balance sheet date – see note 31E.

(viii)

In June 2008, the Group entered into a joint venture agreement with Clal Insurance Enterprises Holdings Ltd. (“Clal”) pursuant to which, the Group and Clal intended to engage, through joint venture company (“JV”), in the insurance business activities in central and Eastern Europe, primarily in Romania. The consummation of the transaction was subject to obtaining of certain mandatory and regulatory approvals from the Romanian authorities up to January 31, 2009. In February 2009, as such pre conditions were not obtained within the time- frame set out in the agreement, and in the absence of any agreement to extend such term, the agreement was terminated. Prior to the termination of this agreement and in terms thereof, the Group advanced to the JV a loan in the amount of approximately NIS 20 million (approximately $6.0 million as of that date) linked to the Israeli CPI and bears interest of 5% ((the “Advance”) against the issuance of a convertible promissory note. The Group is currently negotiating the rights and obligations relating to the termination of the agreement with Clal so as to conclude all in an amicable manner.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 –	DEPOSITS, LOANS AND OTHER LONG-TERM BALANCES (CONT.)

A.	Composition: (cont.)

(ix)

Include (a). A convertible loan provided by the Group to its associate, Olive Software Inc (“Olive”) (see note 11B.(4)) in the amount of NIS 3.4 million which bears interest rate of 8% per annum. The loan was converted into Olive’s preferred share in February 2009; and (b). A loan provided by PC’s to its associate, Alom Sziget 2004 kft (“Alom Sziget”) (see note 11B.(6))) in the amount of NIS 12.9 million which bears interest rate of 6.76% per annum.

B.	Liens - see note 24D.

NOTE 11 –	INVESTMENTS IN ASSOCIATES

A.	Composition:

	December 31

	2008	2007

	(in thousand NIS)

Cost (i)	99,898	96,865
Accumulated losses, net	(49,633)	(36,681)
Foreign currency translation adjustments	(3,610)	(2,122)

	46,655	58,062

(i) Including goodwill and allocation to research and development in process	35,486	33,964

B.	Additional information:

	(1)	General

The Group investments in its associates include mainly an investment in hi-tech companies (“Invested Companies”). The Invested Companies engage in research and development operations and are yet to attain financial stability. The value of these investments is thus contingent upon the continued operation of the Invested Companies, which entails certain risks stemming from the nature of their operations including the uncertainty as to the success of development and marketing potential of the product.

As to a law-suit filed by an employee of the EIL group - see note 24B.(6)

	(2)	Gamida Cell Ltd. (“Gamida”)

Gamida is engaged in the development of stem cell therapeutics based on its proprietary technologies for stem cells expansion, currently in clinical development for hematological malignancies, as well as future regenerative cell based medicines, including heart tissue repair. As of the balance sheet date, the Group holds 32.0% in Gamida’s voting and equity rights (27.24% fully diluted) and the rights to appoint 20% of the board members.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 –	INVESTMENTS IN ASSOCIATES(CONT.)

B.	Additional information: (cont.)

	(3)	Gamida Cell Ltd (“Gamida”) (cont.)

As of the balance sheet date, the Group holds warrants exercisable into Gamida’s D1 preferred shares at an exercise price of $15.09 per share. The warrants will expire at the earlier of September 2010, Initial Public Offering of Gamida’s shares or M&A transaction.

In February 2006 Teva Pharmaceutical Industries Ltd. (“Teva”) - one of Gamida’s shareholders and Gamida, executed an agreement with Gamida for the establishment of a JV Company (“JV”). The sole purpose of the JV is commercialization of certain products based on the Copper Cheater Technology. Teva committed, subject to certain milestones’ to make an equity investment in the JV of up to $25.0 million in consideration for up to 50% of the JV shares.

	(4)	Olive Software Inc. (“Olive”)

Olive is engaged in the development and marketing of products enabling a transparent link between traditional newspaper printing systems and the world of e-publishing, as well as digital archiving services for newspapers and libraries. As of the balance sheet date, the Group holds 22.3% in Olive’s voting and equity rights (17.8% fully diluted) and the right to appoint 14% of the board members. As for convertible loan granted to Olive –see note10 A.(ix).

	(5)	Varcode Ltd. (“Varcode”)

Varcode is engaged in developing labels for improving shelf life of perishables. As of the balance sheet date, the Group holds 42.6% in Varcode’s voting and equity rights (42.6% fully diluted). The Group has an option to purchase an additional 4% in Varcode in consideration of $0.5 million. Such option will expire on August 31, 2009. The Group is entitled to 50% of the voting rights in the general assembly and the right to appoint 50% of Varcode directors subject to certain time limitation and provisions as stipulated in the agreement. One of Varcode founders and shareholder has a casting vote in case of “dead lock” in Varcode board.

	(6)	Alom Sziget 2004 kft (“Alom Sziget”)

Alom Sziget owns approximately 320,000 square meters of land on the island of Obuda in the Danube River, located in the heart of Budapest, Hungary. PC’s through its jointly controlled (50%) entity (“ErCorner”), owns 60% of the ownership and voting rights of Alom Sziget. Resolutions of Alom Sziget are to be approved by a 75% majority of votes and therefore ErCorner does not have control over Alom Sziget. In view of the above, the investment in Alom Sziget is presented according to the equity method.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 –	INVESTMENTS IN ASSOCIATES(CONT.)

B.	Additional information: (cont.)

	(6)	Alom Sziget 2004 kft (“Alom Sziget”) (cont.)

As of the balance sheet date, Alom Sziget has a bank loan of €40 million (NIS 211.8 million). PC has committed to repay 30% of the outstanding loans in case Alom Sziget fails to do so. As for loan granted to Alom Sziget by PC, see note10 A.(ix).

In July 2008 a related entity to Alom Sziget (where the said related entity was formed under consortium agreement amongst the shareholders of Alom Sziget) signed a concession agreement with the ministry of finance in Hungary for a casino license for its planned entertainment and mixed use Dream Island development in Budapest. According to concession agreement, the casino license, which will be formally issued towards the opening of the casino, will be granted to the related entity for a period of twenty years from the date of opening of the casino, with an option to extend the license term by additional ten years (subject to the fulfillment of certain condition).

As for acquisition of additional 27% in Alom Sziget subsequent to the balance sheet date, see note 28G.

	(7)	Malibu Invest s.r.l (“Malibu”)

PC holds, through its BAS Group Holding company, a 25% ownership in Malibu. Malibu is engaged in the development of residential project in Bucharest, Romania.

	C.	The following is summarized data outlining items extracted from the associates’ financial statements:

	As at December 31 and for the year then ended

	2008	2007	2006

	(in thousand NIS)

Assets	231,281	245,222	256,985
Liabilities	(164,132)	(161,890)	(132,378)

Net assets	67,149	83,332	124,607

Revenues	28,792	42,800	31,306

Loss	(35,745)	(42,780)	(40,245)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 –	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF

A.	InSightec Ltd. (“InSightec”)

(1)

InSightec Ltd. is engaged in the development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment. The industry in which InSightec operates is characterized by rapid technological development. Substantially all of InSightec’s current sales are derived from a few applications of InSightec’s product line. Many of InSightec’s development applications are in the early stages and there can be no assurance that these applications will be successful. InSightec is continuing research and development for additional applications for such products.

(2)

As of the balance sheet date, General Electric Health Care (“GE”) holds approximately 23.6% of InSightec’s shares. The shareholders agreement stipulates several limitations on the execution of certain material transactions or activities not in the ordinary course of business, without obtaining GE’s prior approval. In addition, approval of certain transactions will require the vote of 75% of InSightec’s Preferred B shares The shareholders agreement also imposes certain limitation and rights on shares transactions and rights for the Group and GE, in case one party fundamentally breach the agreement, to acquire the other’s stake in InSightec, at certain penalty value.

(3)

In December 2007 the Company has exercised warrants into 977,552 InSightec’s ordinary shares in consideration of (i) a cash payment of $5.0 million; and (ii) a conversion of the loan granted by it to InSightec at the amount of $2.1 million. The excess cost paid over the minority interest acquired in the amount of $3.1 million (NIS 11.8 million) was recognized as goodwill in the consolidated financial statements.

(4)

Within the framework of an agreement signed in August 2006 for the issuance of convertible debentures (see note 20F) the Company was granted 111,310 warrants convertible into InSightec’s ordinary shares at an exercise price of $0.01 per share. Within the framework of an investment round agreement executed between the Group and InSightec in March 2009 (see note 31A),the said warrants were converted into InSightec’s ordinary shares.

(5)

In November 2007 InSightec signed Series A Preferred Share Purchase Agreement (“Agreement”), with its three main existing shareholders (including the Group) and with new private investors for a consideration of $30.0 million at a price of $12 per Preferred A Share. (“Preferred Shares”). The Group’s share in this investment round totaled $20.0 million. As a result of the said transaction, the Group has recorded in its 2007 financial statements a gain from decrease in shareholding in InSightec of NIS 5.3 million.

Within the framework of an investment round agreement executed between the Group and InSightec in March 2009 (see note 31A)., all the holder of InSightec’s preferred A shares converted their shares into InSightec’s preferred B shares.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 –	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (CONT.)

A.	InSightec Ltd. (“InSightec”) (cont.)

	(6)	Option plans

a.

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

The option granted under the 2006 Plan will vest as follow: 50% will vest following 2 years from the grant date, 25% will vest following 3 years from the grant date, and another 25% will vest following 4 years from the grant date. The options under this plan expire after seven years from the date of grant. On October 24, 2006 InSightec’s Board of directors approved an increase in 2006 Plan by 300,000 options

b.

On May 1, 2007 InSightec’s board of directors approved and adopted a new options plan (“2007 Plan”). The total number of options under the 2007 Plan shall be 2,000,000 options (following an increase of 1,000,000 options which was approved by InSightec’s Board on February 13, 2008). 2007 Plan is substantially similar to 2006 Plan (see above), with additional one provision: vesting would start at the earlier of InSightec’s IPO or Material Change of InSightec such as liquidation or merger (“Commencement Date”) and would be two year from the Commencement Date for 50% of the options granted, three years from the Commencement Date for additional 25% of the options granted and four years from the Commencement Date for the remaining 25% of the options granted. On October 31, 2007 InSightec’s board of directors approved that all the options which will be granted commencing October 30, 2007 under 2007 Plan shall become fully vested and exercisable on the second anniversary of the Commencement Date and shall remain exercisable until the end of the term of the options as defined in the 2007 plan.

c.

On February 13, 2008 InSightec’s Board of directors decided to extend the Exercise Period under 1999 Option Plan (“1999 Plan”), so that the exercise period will be extended for 3 additional years (12 years from the Effective Date of 1999 Plan).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (CONT.)

A.	InSightec Ltd. (“InSightec”) (cont.)

(6)	Option plans (cont.)

d.	As of December 31, 2008 InSightec granted 4,536,315 options and 1,351,300 outstanding options available for future grants.
A summary of the status of the InSightec’s share option plans as of December 31, 2008, 2007 and 2006, as well as changes during each of the years than ended, is presented below:

	Number of options

	Year ended December 31,

	2 0 0 8		2 0 0 7		2 0 0 6

	Share options	Weighted average exercise price	Share options	Weighted average exercise price	Share options	Weighted average exercise price

		(US dollars)		(US dollars)		(US dollars)

Outstanding - beginning of year	3,928,065	4.03	3,474,565	2.98	3,165,200	1.62
Granted	658,000	12.00	516,250	11.42	511,000	12.00
Cancelled	(38,000)	12.26	(36,500)	11.93	(81,125)	11.35
Exercised	(11,750)	0.0025	(26,250)	0.0025	(120,510)	0.0025

Outstanding - year end	4,536,315	5.12	3,928,065	4.03	3,474,565	2.98

Options exercisable at the year end	3,225,690	2.40	2,926,815	1.32	2,768,965	0.79

The following table summarizes information about share options outstanding as of December 31, 2008:

Outstandingas of December 31, 2008

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price

(US dollars)		(in years)	(US dollars)

0.0025	2,253,690	2.86	0.0025
3.33-5.85	578,875	2.45	4.53
12.00	1,597,750	5.31	12.00
16.00	106,000	3.50	16.00

	4,536,315

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 –	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (CONT. )

A.	InSightec Ltd. (“InSightec”) (Cont)

	(6)	Option plans (cont.)

		d.	(cont.)

The following table summarizes information about share options exercisable as of December 31, 2008:

Exercisable as of December 31, 2008

Number exercisable	Weighted average exercise price

(US dollars)

2,253,690	0.0025
567,000	4.50
325,500	12.00
79,500	16.00

3,225,690

e.

As of December 31, 2008 InSightec’s option plan include 100,000 options to the Company’s CEO at an exercise of $3.3 per share which as of the balance sheet date are fully vested. InSightec’s options available for grant include 250,000 options designated for grant, for no consideration, to the Company’s Chairman of the Board (its controlling shareholder), at an exercise price of $5.5 each. The issuance was approved by the Company’s board of directors and audit committee and it is subject to approval of the Company’s shareholders’ meeting.

f.	For the purpose of estimating the fair value of the options, InSightec utilizes the Black-Scholes option-pricing model, using the following assumptions:

	Year ended December 31,

	2008	2007	2006

Risk free interest rate (%)	2.5-2.7	4-4.55	4.4-4.99
Expected life of options (years)	4-4.9	4.5	6.5
Expected volatility (%)	60	60	60
Expected dividend yield	None	None	None
Forfeited (%)	3.5	3.5	3.5
Total cost of benefit for options granted (or modified) during the year (NIS thousands)	15,335	13,400	16,658
Expenses recognized during the year (NIS thousands)	6,080	10,875	12,246

Fair value of InSightec stock price was determined based on private placement of InSightec’s equity securities close to the grant date. The share price volatility was computed based on public companies’ volatility, which are in comparable stage to InSightec and are operating in the same industry.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 –	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (CONT.)

A.	InSightec Ltd. (“InSightec”) (cont.)

(7) As to Group’s investment in InSightec convertible debentures - see note 20F.

(8)

Assuming conversion of all of InSightec’s outstanding convertible securities, on December 31, 2008 the Group’s interest would have been diluted to 52.97%. The fully diluted holdings in InSightec are calculated excluding 2,000,000 options exercisable into InSightec’s ordinary shares which vest upon the initial public offering of InSightec and/or other “Material Change of the Company” (as defined in the option plan). (see note 12 A.(6) b.).

(9)

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

B.	Plaza Center N.V. (“PC”)

(1)

On October 27, 2006 PC announced the successful pricing of the Initial Public Offering of its ordinary shares (“IPO” or “Offer”) on the Official List of the London Stock Exchange (“LSE”). The Offer’s price was set at £1.8 per ordinary share (“Offer Price”) which reflected market capitalization of PC at the commencement of conditional dealing on the LSE of £514.3 million. The Offer consisted of 92,346,087 ordinary shares (including exercise of over allotment options granted to the underwriter). Following the Offer and the exercise of the over allotment options, the Group’s shareholding in PC was diluted to 68.4%. The total amount raised by PC (including the exercised over allotment options and net of the IPO’s related expenses) amounted to €234.5 million. As a result, the Group recorded in its 2006 financial statements a gain from decrease of shareholding in PC in the amount of NIS 667 million.

(2)

On October 20, 2008 PC announced its intention to commence a share repurchase program in the framework of which PC will purchase up to 19,323,536 shares, representing 6.61% of PC’s share capital. In addition, the Company also informed its intention to purchase PC’s shares through a series of on-market purchases. The Company’s purchase of PC’s shares shall be within the above-mentioned limit of PC’s repurchasing program. Through December 31, 2008 PC purchased 9,209,443 shares for a total consideration of €5.5 million and the Company purchased 200,000 shares for a total consideration of €0.1 million. Following said acquisitions, the Group’s shareholding in PC, as of December 31, 2008, increased to 70.64% and as a result, the Group recorded in these financial statements a gain from increase of shareholding in PC in the amount of NIS 45.6 million, representing the excess shareholders’ equity acquired by the Group over the consideration paid. As for acquisitions of shares by the Company and PC subsequent to the balance sheet date, see note 31D.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 –	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (CONT.)

B.	Plaza Center N.V (“PC”) (cont.)

	(3)	On June 12, 2008, PC has paid a cash dividend in the aggregate amount of €57 million. The Company’s share in such dividend was €39 million.

(4)

On October 26, 2006 PC’s Board of Directors approved the grant of up to 33,834,586 non-negotiable options over PC’s ordinary shares to PC’s board members, employees in PC’s group and other persons who provide services to PC including employees of the Group (“Offerees”). The options were granted to the Offerees for no consideration. The exercise price of each option shall be the average price of PC’s shares in the LSE during the 5-day period before the date of grant. Notwithstanding the foregoing the exercise price of the options granted on October 26, 2006 was set to £1.8 per option (“Exercise Price”).

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

On November 25, 2008 PC’s general shareholders meeting and board of directors approved to amend the exercise price of all options granted more than one year prior to October 25, 2008 (“Record Date”) to the average closing price of the shares on the LSE during the 30-day period ending on 25 November 2008 (i.e, 20.52 per option). In addition, the amendment plan determined that all Options that were not vested on the Record Date shall vest over a new 3 (three) years period commencing on the Record Date, in such way that each year following that date 1/3 (one third) of such pptions shall be vested. Furthermore, the option term was extended in additional 2 (two) years to a total period of 7 (seven) years, which starts at the date of grant by PC’s board of directors. The abovementioned 180% limit on the potential benefit from each option was changed to a cap of GBP 3.24 per option. The number of options which were modified under the amendment was 28,182,589. The incremental fair value granted (i.e: the increase in fair value of the share options measured immediately before and after the modifications) as a result of the above-mentioned modifications was approximately NIS 34.0 million which will be recognized over the new vesting period or immediately for vested options. The immediate affect of the modification on the profit and loss statement was an expense of approximately NIS 9.5 million. Following the modification of the employee share option plan, the contractual life of the options (7 years) is used for future grants and the assumed suboptimal exercise multiple is 3 for management and 2.5 for employees due to the cap of GBP 3.24.

Following the modification of the option plan, the maximum number of shares issuable upon exercise of all outstanding options, as of the balance sheet date, is 24,773,405.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 –	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF(CONT.)

B.	Plaza Center N.V (“PC”) (cont.)

	(4)	(cont.)

Following is the activity in PC’s option plan:

	Number of options

	Year ended December 31

	2 0 0 8		2 0 0 7		2 0 0 6

	Number of options (i)	Weighted average exercise price	Number of options (i)	Weighted average exercise price	Number of options (i)	Weighted average exercise price

		(GBP)		(GBP)		(GBP)

Balance at the beginning of the year	28,945,704	1.81	26,108,602	1.80	–	–
Granted	3,625,000	1.67	4,093,572	1.88	26,108,602	1.80
Exercised	(131,711)	1.80	(303,471)	1.80	–	–
Forfeited	(2,323,785)	1.81	(952,999)	1.81	–	–

Balance at the end of the year	30,115,208	0.60	28,945,704	1.81	26,108,602	1.80

Options exercisable at the year end	9,031,603		8,195,777		–

(i)

Include 3,907,895 options and 1,516,541 options, which were approved for grant on November 1, 2007 by the Company’s shareholders meeting, to the Company’s chairman of the board and certain Company’s directors, respectively.

Following the modification of the option plan (as mentioned above) the options outstanding at December 31, 2008 have an exercise price in the range of 0.52 to 1.72 and a weighted average contractual life of 4.96 years. The weighted average share price in respect of options exercised in 2008 was 2.29 (2007: 2.3; 2006: no shares exercised).

The average estimated fair value of each option granted was calculated based on the binominal-lattice model, based on a report from a third party expert, using the following assumptions:

	Year ended December 31

	2008(ii)	2007		2006

Risk free interest rate (%)	2.89-4.82	4.62-5.55		4.58-4.94
Expected life of options (years)	5-7	5		5
Expected volatility (%)	35-51	25-35		25-30
Expected dividend yield	–	–		–
Forfeited (%)	2.5-6	2.5-7.5		5-10
Suboptimal exercise multiple	1.8-3	1.8		1.8
Total cost of benefit for options granted(or modified) during the year (NIS thousands)	47,058	25,215	(i)	103,273
Expenses recognized during the year (NIS thousands)	49,820	65,575		11,297

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 –	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (CONT.)

B.	Plaza Center N.V (“PC”) (cont.)

	(4)	(cont.)

(i)

Include NIS 8.8 million in respect of re-measurement of 5,424,436 options granted by PC in October 2006 to the Company’s chairman of the board and certain of the Company’s directors, which was approved for grant by the Company’s general shareholders meeting on November 1, 2007.

(ii) Include NIS 34.0 million in respect of the modification of the option plan in November 2008 (see above).

Due to the changes in the global economics, management of PC is of the opinion, the data regarding share prices and companies’ volatilities do not reflect correctly the future results. The stock prices data of PC during the last quarter of 2008 presents a high volatility that is in irregular form, and therefore could not be implemented as the expected volatility for the relevant term of the options. Since PC has been publicly traded for two years only, the current state of the financial markets affects PC’s volatility in a greater manner and in the opinion of PC’s management is not reflecting the predicted volatility. In order to estimate PC’s expected volatility, the calculation was based on PC’s share performance during the last two years and a comparison to similar companies with historical share price of five to seven years. The difference in the volatility between two years and five to seven years, while neutralizing the fourth quarter of 2008 for each company is significant. Therefore, the implemented volatility in respect of options granted in 2008 was set to 51%, which takes into account the influence of the current state of the markets if PC has been publicly traded for a longer period. The expected volatility for options granted in 2007 was based on companies in comparable stages as well as companies in the industry and considering historic share Price volatility of PC. The share price volatility in respect of options granted in 2006 was computed solely based on public companies’ volatility, which are in comparable stages to PC and are operating in PC’s industry, due to the fact that PC was publicly traded since the end of October 2006 and therefore has no historical data.

	(5)	Assuming exercise of all of PC’s outstanding options, on December 31, 2008, the Group’s interest in PC would have been diluted to 64.39%.

C.	BEA Hotels N.V. (“B.H.”)

As of the balance sheet date, B.H. holds the rights in the following hotels:

(1)

The Group is a party to shareholder agreements with Park Plaza (a public company traded in the AIM) with respect to three hotels in the United Kingdom (Park Plaza Victoria London, Park Plaza Sherlock Holmes and Park Plaza Riverbank hotel) and three hotels in the Netherland (Park Plaza Victoria Amsterdam, Park Plaza Utrecht and the Victoria Monument hotel). In accordance with the terms of these agreements, the Group and Park Plaza have equal representation in the board of directors of each hotel company. The agreements also provide for rights of first refusal, tag along, drag along rights and that some shares (5%-10%) held by Park Plaza in the UK hotel companies, will not confer voting rights until such time as Park Plaza shall have provided and completed its full equity contribution (as defined in the agreements) in each respective hotel.

	(2)	100% of the voting and equity rights in the Radisson Astrid and Park Inn hotels in Antwerp, Belgium.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 –	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF(CONT.)

C.	BEA Hotels N.V. (“B.H.”) (cont.)
(3)

Approximately 77% of SC Bucuresti Turism S.A. (“Bucuresti”) which owns a complex consisting of the Radisson hotel, and the Centrville hotel (an apartment hotel), t, situated in Bucharest, Romania. Bucuresti was purchased through a privatization tender published by the State Ownership Fund of the Romanian government (“SOF”). The tender procedure was approved by a decision of the supreme court of Romania. For information concerning legal actions filed in connection with the purchase and ownership of Bucuresti shares, and certain of the real estate owned thereby - see note 24B.(5).

D.	Elbit- Plaza India Real Estate Holding Ltd. (“EPI”) (Formerly: Elbit India Real Estate Holding Ltd.)

On August 25, 2008, the Company and PC executed an agreement in the framework of which, PC acquired 47.5% of the Company’s shareholding in EPI for a nominal value plus assignment of 50% of the shareholders loans granted by the Company to EPI up to the closing date, and which totaled to NIS 419 million. As at the closing date EPI holds plots in Bangalore and Chennai (see note 9C.). Following the execution of the transaction the Company and PC each hold 50% of the voting rights in EPI and 47.5% of the equity rights. The additional 5% equity rights are held by the Company’s Vice Chairman of the Board, which were grated to him within the framework of an agreement executed in January 2008 (see note 27A.(9)). The Company and PC each have the right to appoint 50% of the board member in EPI. In addition, PC paid to the Company an advance payment in the amount of NIS 23.0 million (“Advance”) which is equal to 50% of the shareholders loan granted by the Company for its investment in the Cochi Island project (see note14 B.) The Company will hold in trust 50% of the rights in the Cochin Island in favor of PC. PC has been granted with the Company’s corporate guarantee, which shall be exercised in the event the Company shall fail to transfer all its rights in the Cochin Island to EPI (or alternatively to transfer 50% of the said rights to PC) within a period of one year from the execution of the agreement.

E.

As of the balance sheet date the Group holds 6 joint venture companies which hold and operate six hotels in the UK and in the Netherland; 11 joint ventures companies which are in various stage of development and construction of trading property in eastern Europe and India; 2 joint venture companies which hold plots in India; and one joint venture company which engaged in the hospital business. The following is summarized data outlining the items of the proportionately consolidated companies’ financial statements:

	At December 31 and for the year then ended

	(in thousand NIS)

	2008	2007	2006

Current assets	984,051	285,431	211,594
Non-current assets	651,129	897,945	964,322
Current liabilities	(460,202)	(141,034)	(215,406)
Non-current liabilities	(523,434)	(968,095)	(1,036,610)

Net assets	651,544	74,247	(76,100)

Revenues	246,346	488,947	253,433
Expenses	(282,431)	(477,519)	(291,155)

Net profit (loss)	(36,085)	11,428	(37,122)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 –	PROPERTY, PLANT AND EQUIPMENT

A.	Composition:

December 31, 2008:

	Real estate

	Hotels

		Under		Other
	Operating	construction	Other	fixed assets	Total

	( i n t h o u s a n d N I S )

Cost:
Balance as of January 1	1,206,373	515,572	41,461	121,437	1,884,843
Hotels whose constructions ended during the year	562,622	(562,622)	–	–	–
Foreign currency translation adjustments	(235,831)	(81,027)	(2,717)	(3,983)	(323,558)
Additions during the year	6,921	183,439	–	77,482	267,842
Disposals during the year	(1,510)	(112)	(2,802)	(21,563)	(25,987)

Balance as of December 31	1,538,575	55,250	35,942	173,373	1,803,140

Accumulated depreciation:
Balance as of January 1	95,226	–	2,236	16,929	114,391
Foreign currency translation adjustments	(41,070)	–	(143)	(417)	(41,630)
Additions during the year	50,842	–	645	16,951	68,438
Disposals during the year	–	–	–	(4,724)	(4,724)

Balance as of December 31	104,998	–	2,738	28,739	136,475

Provision for impairment:
Balance as of January 1	31,126	–	–	–	31,126
Foreign currency translation adjustments	(1,983)	–	–	–	(1,983)
Impairment loss recognized (see note 26 N.(i))	3,757	–	7,946	7,566	19,269

Balance as of December 31	32,900	–	7,946	7,566	48,412

Depreciated balance net book value	1,400,677	55,250	25,258	137,068	1,618,253

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 –	PROPERTY, PLANT AND EQUIPMENT (CONT.)

A.	Composition (cont.):

December 31, 2007:

	Real estate

	Hotels

	Operating	Under construction	Other	Other fixed assets	Total

	( i n t h o u s a n d N I S )

Cost:
Balance as of January 1	1,242,097	366,433	16,939	73,976	1,699,445
Deconsolidated companies (see C. below)	–	(38,503)	–	–	(38,503)
Foreign currency translation adjustments	(46,040)	(13,829)	447	(2,077)	(61,499)
Additions during the year	10,644	201,589	24,075	55,239	291,547
Disposals during the year	(328)	(118)	–	(5,701)	(6,147)

Balance as of December 31	1,206,373	515,572	41,461	121,437	1,884,843

Accumulated depreciation:
Balance as of January 1	49,537	–	153	10,087	59,777
Deconsolidated companies (see C. below)	–	–	–	–	–
Foreign currency translation adjustments	(3,472)	–	19	(1,463)	(4,916)
Additions during the year	49,161	–	2,064	12,561	63,786
Disposals during the year	–	–	–	(4,256)	(4,256)

Balance as of December 31	95,226	–	2,236	16,929	114,391

Provision for impairment:
Balance as of January 1	16,693	–	–	–	16,693
Foreign currency translation adjustments	285	–	–	–	285
Impairment loss recognized	14,148	–	–	–	14,148

Balance as of December 31	31,126	–	–	–	31,126

Payment on account of fixed assets	2,309	–	–	19,715	22,024

Depreciated balance net book value	1,082,330	515,572	39,225	124,223	1,761,350

B.	Significant acquisitions of property, plant and equipment

In January 2008, the Group’s wholly owned subsidiary (“AP”) consummated a transaction for the purchase of a hotel situated in Antwerp, Belgium for a total consideration (including transaction costs) of €4.7 million (NIS 24.9 million).

C.	Disposal of property plant and equipment

In June 2007, the Group consummated a transaction for the sale of its 50% interest in a company (“Andrassy”) which owns the building known as the “Ballet Institute Building” located at Budapest, Hungary. The transaction reflects an asset value of €30 million of which the Group’s share is €15.0 million. As a result of this transaction, the Group recorded a pre-tax gain of NIS 44.9 million in its 2007 financial statements. Upon consummation of the transaction all existing agreements relating to the asset have been cancelled by mutual agreement and without prejudice.

D.	Annual depreciation rates - see note 2O.

E.

As of December 31, 2008 the Group pledged property plant and equipment in the amount of NIS 1,519 million in order to secure borrowings provided to the Group by financial institutions. See also note 24D.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 –	INVESTMENT PROPERTY AND PAYMENT ON ACCOUNT OF INVESTMENT PROPERTY

A.	Composition:

	December 31

	2008	2007

	(in thousand NIS)

Cost
Balance as of January 1	272,857	706,693
Initially consolidated companies	–	163,670
Deconsolidated companies (i)	–	(667,248)
Additions during the year	291,508	69,318
Transfer to trading property (ii)	(425,727)	–
Foreign currency translation adjustments	(36,132)	424

Balance as of December 31	102,506	272,857

Accumulated depreciation
Balance as of January 1	12,977	168,485
Deconsolidated companies (i)	–	(182,915)
Depreciation and impairment recognized (see note 26N.(i))	8,964	27,079
Foreign currency translation adjustments	1,668	328

Balance as of December 31	23,609	12,977

Investment property, net	78,897	259,880

Payment on account of investment property (iii)	–	194,743

	78,897	454,623

Fair value of investment property (iv)	94,230	287,278

(i)	See note 14C.

(ii)	See note 9C.

(iii)	See notes 9C.(1).

(iv)

The fair value of the investment property is determined using an internal valuation. The method of the valuations is based on discounted cash flows and takes into consideration the actual rental income and the relevant market yield. Plots, which as of the balance sheet date, have no designated use and are therefore presented as investment property (see note 14B.) are generally valued based on the residual method.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 –	INVESTMENT PROPERTY AND PAYMENT ON ACCOUNT OF INVESTMENT PROPERTY (CONT.)

B.	Additional Information

In September 2006 the Company together with an Indian corporation (“Project SPV”) wholly owned by an unrelated third party (the “Third Party Shareholder”) entered into an agreement (as amended in January 2007) for the purchase of a land measuring 41 acres located in Cochi, India. In accordance with the terms of the agreement the Company and Project SPV will acquire 13 acres (“Property A”) for a total consideration of INR 1,495 million (NIS 116.2 million) payable subject to fulfillment of certain obligation by the seller in respect of the land including obtaining all permissions required for construction thereon and making good and marketable title with regard to Property A and others (“Conditions precedent”). The additional 28 acres (“Property B”) would be transferred by the seller to the Project SPV without any consideration and the seller will be entitled to receive 40% of the constructed area which will be built by the Project SPV’s. It was further agreed that all fees costs and expenses with regards to the construction of Property B will be borne by the Project SPV and that the Project SPV will have the entire control over the construction as well as the marketing of the entire project. The agreement also provides that if the seller fails to comply with the aforementioned Conditions Precedent, the Project SPV and the Company shall have the right to terminate the agreement and the seller will then refund all amounts paid under this agreement plus an interest of Libor +1%.

In September 2006 the Company, the Third Party Shareholder and the Project SPV entered into a share subscription agreement according to which the Company transferred to the Project SPV its respective rights in and to the land in consideration of 50% shareholding and voting rights in the Project SPV. The allotment of shares is subject to certain regulatory provisions in respect of the land and the securing of sanctioned plans. As of the balance sheet date the allotment of the shares by the Project SPV to the Company has not yet been executed. However, in June 2007 two representative of the Company were appointed as directors in the Project SPV’s board which constitutes 50% of the voting rights in the Project SPV. As a result, the Project SPV’s financial statements were proportionally consolidated (50%) in the Group’s consolidated financial statements as of December 31, 2007 and 2008 and for the years then ended.

C.	Disposals of investment property

(1)

On June 14, 2007, the Group has executed an agreement for the sale of the entire interest in its wholly owned Israeli subsidiary, which owns and operates the Arena shopping and entertainment center (“Arena”), located at the Herzlia Marina in Israel. Pursuant to terms of the agreement, Israel Financial Levers Ltd. (“Purchaser”) acquired the entire rights in and to Arena in consideration for an assets value of NIS 538.0 million. A price adjustment of up to an additional NIS 10.5 million will be paid based on the adjusted rent revenues of the Arena (as defined in the agreement) on June 30, 2009. The transaction was consummated on July 1, 2007 and the cash consideration amounted to NIS 331.5 million which was determined according to the agreed upon value of Arena with the addition of monetary balances and net of bank loan and other monetary liabilities as at the closing. As a result of this transaction the Group has recorded in its 2007 financial statements loss from the disposal of Arena amounted to NIS 19.6 million.

The book value of Arena’s assets and liabilities as at the date of the disposal, totals NIS 542.3 million and NIS 204.7 million, respectively.

(2)

In May 2007 PC executed a transaction for the sale of the Duna Plaza offices (“DPO”) in Budapest, Hungary, to Klepierre for a consideration of €14.2 million. As a result of this transaction, the Group recorded a gain of NIS 22.2 million in its 2007 financial statements. The book value of DPO’s assets and liabilities, as at the date of the disposal, totals NIS 86.1 million and NIS 38.0 million, respectively.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –	OTHER ASSETS AND DEFERRED EXPENSES

	A.	Composition:

	December 31

	2008	2007

	(in thousand NIS)

Cost
Prepaid leasehold rights (see B. below)	123,847	154,505
Project initiation costs	4,559	4,808
Cost of long-term service contract	7,165	4,020

	135,571	163,333

Accumulated amortization and impairment
Prepaid leasehold rights (see B. below)	14,054	12,275
Cost of long-term service contract	3,453	2,921

	17,507	15,196

Amortized cost	118,064	148,137

B.	Additional information:

(1)

Leasehold rights (capitalized for a 50-year period until 2038), of the land area on which the Utrecht Park Plaza Hotel is situated, were acquired from the municipality of Utrecht. The execution of any change in the use of the land or the demolition of a build constructed thereon requires the consent of the municipality. The lessee has no rights of leasehold termination. The municipality has the right to terminate the leasehold should it determine that the land is required for public use or in the event a court determines that the lessee failed to fulfill its undertakings under the terms of the lease.

(2)

The sub-lease rights of the Sherlock Holmes Park Plaza Hotel were granted for a period of 99 years (ending in 2095), in consideration of an annual rent payment of £0.6 million (NIS 3.3 million). Rent payments are adjusted every five years on the basis of “open market value”. The company holding the property has an option to terminate the lease in 2059 with an advance notice of 2.5 years. The lessee and the land lord are currently under dispute regarding the rent adjustment (which was initially initiated in October 2006) whereby the land lord claim an increase of the rent to £1.6 million (NIS 8.9 million) per annum. The Group is of the opinion, based on a professional advice, that the rent review should be calculated on the basis of the value of the hotel prior to the refurbishment and improvement works executed by the lessee and that the Group will not bear any material costs in respect of this dispute.

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

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –	OTHER ASSETS AND DEFERRED EXPENSES (CONT.)

	A.	Composition:

(4)

In July 2007 the Company entered into an agreement with the Israel Land Administration (“ILA”), according to which the Company leased a plot of approximately 44,600 square meters in Tiberius, Israel for a term of 49 years (through 2056) with an option to extend the lease term with an additional 49 years. The total consideration paid amounted to NIS 30.6 million. The Company intends to construct on the site a hotel. In accordance with the term of the agreement, the Company undertaken to finalize the construction work of the hotel within a period not exceeding 36 months (July 2010). As for bank guarantees provided by the Company in favor of the ILA, see note 24D.(7).

(5)

In March 2008 the Group entered into a lease agreement with the Government of Gujart, India in the framework of which the Group leased two plots measuring 193 Hectares (1,930,000 square meters) for a term of 30 years(through March 2038) for the purpose of establishment of a modern dairy farm thereon. The annual lease payments is Rupee 1,215 thousands (NIS 94 thousands). Rent payment will be adjusted after 10 years based on market rates.

NOTE 16 –	INTANGIBLE ASSETS

Composition:

	December 31

	2008	2007

	(in thousand NIS)

Cost
Acquired patent rights, technical know-how and other intellectual property	23,732	24,006
Distribution rights	2,763	2,763
Goodwill (i)	44,725	47,283

	71,220	74,052

Accumulated amortization and impairment
Acquired patent rights, technical know-how and other intellectual property	23,732	21,602
Distribution rights	906	630
Goodwill (i)	–	–

	24,638	22,232

Amortized cost	46,582	51,820

(i)

The goodwill is attributable to the following cash generating units: an amount of NIS 32 million (2007: NIS 35 million) to the Bucuresti hotel and an amount of NIS 13 million (2007:NIS 12 million) to the activities of InSightec.

The goodwill attributable to Bucuresti was tested for impairment based on the fair value of the Bucuresti complex which was determined based on the net operational cash flow excepted to be generated from the hotel complex discounted in an applicable interest rate.

The goodwill attributable to InSightec was tested for impairment based on the fair value of InSightec which was determined based on an internal round in InSightec Shares executed close to the balance sheet date (March 2009). See note 31A.

The Group did not record any impairment charge in respect of its goodwill as a result of these impairment tests.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –	SHORT-TERM CREDITS

	A.	Composition:

	December 31

	2008		2007

	Interest rate

	%	(in thousand NIS)

US dollars	Libor+ 1.7-2	91,791	93,294
Euro (i)	Euribor+ 0.5-4.7	540,870	41,290
NIS	Prime+ 1.2	17,824	28

		650,485	134,612
Current maturities (see note 24D.(3) a.)		604,533	31,857

(i) 2008: Include NIS 307 million for the purpose of financing trading property.		1,255,018	166,469

	B.	Liens - see note 24D.

NOTE 18 –	PAYABLES AND OTHER CREDIT BALANCES

	December 31

	2008	2007

	(in thousand NIS)

Income taxes	19,273	24,603
Other government institutions	6,345	7,507
Wages and fringe benefits	49,609	86,328
Accrued interest payable	49,158	49,211
Related parties	10,489	19,672
Liability in respect of acquisition of trading property	50,531	106,594
Expenses accrued in connection with the realization of trading property	3,005	36,703
Liability in respect of settled claims	–	37,339
Accrued expenses, commissions and others	29,294	23,644

	217,704	391,601

NOTE 19 –	OTHER LIABILITIES

	December 31

	2008	2007

	(in thousand NIS)

Liability for construction services (i)	86,971	96,772
Income in advance	18,275	22,908

	105,246	119,680

(i)	See note 9B.(2).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 –	BORROWINGS

	A.	Composition:

	December 31

	2008	2007

	(in thousand NIS)

At amortized cost:
Loans from banks and financial institutions	1,600,556	1,639,446
Debentures (see G. below)	2,264,158	2,140,640
Convertible debentures (see F. below)	70,671	71,091

	3,935,385	3,851,177
At FVTPL:
Debentures (see H. below)	927,787	304,584

	4,863,172	4,155,761

Less - current maturities(see note 24D.(3) a.)	(604,533)	(31,857)

	4,258,639	4,123,904

B.	Linkage basis and interest rates:

	December 31, 2008

	Interest rates

	%	(in thousand NIS)

NIS	Israeli CPI + 5.0-6.3	2,208,454
NIS	Prime+ 1.2	15,876
Pound sterling (i)	7.7	501,199
Euro	Euribor+ 0.4-1.75	827,064
Euro (i)	5.1	180,378
NIS (ii)	Israeli CPI + 4.5-5.4	927,787
US dollar	Libor+ 1.7-3.0	202,414

		4,863,172

	(i)	The interest on these loans is hedged by a swap transaction - see note 10A.(vi)
	(ii)	As for swap transactions executed in respect of these debentures - see note 10A.(vii)

C.	Repayment schedule:

December 31, 2008

(in thousand NIS)

2009 - current maturities	604,533
2010	609,922
2011	925,405
2012	427,239
2013	509,305
2014 and thereafter	1,786,768

4,863,172

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 –	BORROWINGS (CONT.)

D.

Loans obtained by the Company from an Israeli bank, which as of December 31, 2008 totaling NIS 253 million, will be repaid (principal and interest) in equal semi-annual installments, through December 31, 2012. As part of the agreement, an arrangement to accelerate repayment was established as follows: (i) net amounts received by the Company, from public or private offerings of securities of the Company (and/or of its subsidiaries which were financed by the loan funds), as part of a business merger, as a result of the realization of assets and/or investments, or as a result of refinancing or any other receipt of capital by the Company (and/or its subsidiaries, as above), will be used first to repay the loans; (ii) net amounts so received from realization of the shares of PC or shares of a Project Company, by means of sale or issuance to a third party or the sale of a project owned thereby (in full or part), will serve to repay part of the loans (relative to the portion sold) that were received to finance the investment in shares or projects realized, as the case may be; (iii) part of the net amounts to be received from refinancing will be used initially to repay the loans, as long as the total balance of the loans exceeds $40.0 million.

Upon consummation of the transaction for the sale of the commercial and entertainment centers, the issuance of non convertible debentures by the Company and the Initial Public Offer (IPO) of PC’s shares in the LSE, the Company is conducting negotiations with the bank with the view of mutually rescheduling the rate and scope of repayments and the other terms of credit. In the framework of re-examining various terms contained in the loan agreements, the bank and the Company have reached to written understanding according to which (i) repayment of the loans which the Company was obliged to repay as a result of such sales of the commercial centers, issuance of the debenture and the IPO of PC’s shares, as stipulated in the loan agreements, is not yet required prior to January 1, 2010; (ii) principal repayment of loans, which the bank had provided the Company with and which repayment dates had fallen prior to December 31, 2008, is not yet required prior to January 1, 2010, subject to payment by the Company of all interest payments in respect of the loans; (iii) as of December 31, 2008, the bank did not demand that the Company will comply with the covenants stipulated in the loan agreement except for maintaining a minimum rate of “adjusted shareholders’ equity” of the Company to its “adjusted balance sheet”. As of the balance sheet date the Company is in compliance with this covenant and accordingly, the balance of the bank credits was classified as long-term loans.

E.

Loans obtained by Elscint from an Israeli bank, which as of December 31, 2008 totaling NIS 50.8 million. As part of the agreement, an arrangement to accelerate repayment was established as follows: (i) net amounts received by Elscint, and/or by its subsidiaries which were financed by the loan funds (“Funded Subsidiaries”), from any public offering or private placement of its securities, as part of a business merger, as a result of the realization (in whole or in part) of assets and/or investments, or as a result of refinancing or any other receipt of any distribution by Elscint (and/or by its Funded Subsidiaries), will be used first to repay the loans; (ii) net amounts so received from realization of the shares of Bea Hotels N.V.(“B.H”) or shares of a Target Company, by means of sale or issuance of shares to a third party or the sale of a project owned thereby (in full or part), will serve to repay the part of the loans attributed to the project sold as the case may be.

In the framework of re-examining various terms contained in the loan agreement, the bank has informed Elscint that:(i) repayment of a principal amount of € 9.6 million (NIS 50.8 million) is not yet required till January 1, 2010 subject to repayment by Elscint of all interest payments; (ii) as of December 31, 2008 the bank did not demand that Elscint will comply with the covenants stipulated in the loan agreement except for maintaining a minimum rate of “adjusted shareholders’ equity” of the Company to its “adjusted balance sheet. As of the balance sheet date, Elscint is in compliance with this covenant and accordingly, the balance of the bank credit was classified as long-term loans

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 –	BORROWINGS (CONT.)

F.

Convertible debentures issued by InSightec in August 2006 (as amended in preferred A shares purchase agreement) and in September 2004 (as amended in the 2006 agreement and in the preferred A shares purchase agreement) to its existing shareholders in the total amount of $36.0 million (NIS 136.8 million) (the “Notes”). The Notes bear interest, payable on a semi-annual basis, at the rate of LIBOR + 3%. The Group’s share in the 2006 and 2004 convertible note amount to $17.3 million (NIS 65.7 million). Within the framework of financing round executed in March 2009(see note 31A) all InSightec’s convertible Notes (principal and accrued interest up through December 31, 2008) were repaid in return of InSightec’s preferred B shares at a price of $6 per share.

	G.	Following the significant terms of the Company’s debentures as of December 31, 2008:

				Amortized cost
Series	Linkage basis	Interest rate	Repayment terms	as at December 31, 2008

		%		(in thousand NIS)

A	Israeli CPI (i)	6.0	10 semi-annual equal installments commencing August 2009	609,909
B	US dollar	Libor+2.65	10 semi-annual equal installments commencing August 2009	55,701
C	Israeli CPI (i)	5.3	10 annual installments commencing September 2009	474,509	(ii)
D	Israeli CPI (i)	5.0	8 annual installments commencing April 2013	673,854
E	Israeli CPI (i)	6.3	10 annual installments commencing July 2012	68,988
F	Israeli CPI (i)	5.7	6 annual installments commencing October 2010	381,197

				2,264,158

(i)	Linked to the increase in the Israeli CPI over the base index as of the date the debentures were issued.
(ii)

Following re-purchase of 3,000,000 par value of series C notes for a total consideration of NIS 1.7 million. As a result of such repurchase, the Group recorded in these financial statements a gain of NIS 1.6 million.

The debentures are un-secured and non-convertible and are registered for trade in Tel Aviv Stock Exchange (“TASE”). The debentures terms provide that the debentures will be prepaid by the Company at the option of the trustee or the holders of the debentures, if the Company’s securities are de-listed from trade on the TASE and on the Nasdaq National Market jointly.

As of the balance sheet date, the debentures were rated By Midroog Ltd. an affiliate of Moody’s Investors Services (“Midroog”) at an A1/Negative rating and by Maalot, the Israel Securities Rating Company Ltd. an affiliate of Standard and Poors(“Maalot”) at A+ negative rating, on a local scale. Regarding the change in the rating of the debentures, subsequent to the balance sheet date, see note 31C.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 –	BORROWINGS (CONT.)

	H.	Following the significant terms of PC’s debentures as of December 31, 2008:

Series	Linkage basis	Interest rate	Repayment terms	Fair value as of December 31, 2008(ii)

		%		(In thousand NIS)

A	Israeli CPI (i)	4.5	8 annual equal installments commencing December 2010	247,771
B	Israeli CPI (i)	5.4	5 annual equal installments commencing July 2011	680,017

				927,788

(i)

The debentures are linked (principal and interest) to the increase Israeli CPI over the base index at the date of the debentures’ issuance. AS for swap transactions executed by PC in respect of these debentures- see note 10A.(vii)

(ii)

PC’s debentures were designated to FVTPL in accordance with the provisions stipulated in note 2W. The fair value of PC’s debentures as of December 31.2008 was computed based on reports of three third party experts (see note 30D. and note AH.(1)g.).

PC’s debentures are un-secured and non-convertible and are registered for trade in Tel Aviv Stock Exchange (“TASE”). The debentures also provide that the debentures will be repaid by PC, inter alia, at the option of the trustee or the holders of the debentures if PC delays the publication of its financial reports for more than 60 days from the dates provided by applicable law or if the debentures cease to be rated for a period of more than 60 days.

As of the balance sheet date, PC’s Series A Notes and Series B Notes are rated Aa3/ Negative by Midroog on a local scale, and Series A Notes are rated A+/Negative by Maalot on a local scale. Regarding the change in the rating of the debentures, subsequent to the balance sheet date, see note31C.

I.	Liens - see note 24D.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 –	OTHER LONG-TERM FINANCIAL LIABILITIES

	A.	Composition:

	December 31

	2008	2007

	(in thousand NIS)

Loans from the Office of Chief Science (“OCS”) (i)	29,739	35,891
Derivative designated as hedging instruments(ii)	37,534	–
Derivative financial liability carried at fair value through profit and loss (iii)	24,518	55,794
Others	1,330	–

	93,121	91,685

(i)

The liability to the OCS reflect the total grants received from the OCS by InSightec net of royalties paid up to each balance sheet date discounted at the applicable interest rate for similar loans having the same terms and conditions. InSightec is obliged to pay royalties to the OCS -in respect of products, the development of which was funded by grants provided by the OCS - at a rate of 3% of revenues, for the initial three years through the end of 2006 and 3.5% of revenues as and from 2007 and up to the amount of the grants received. Refund of the grants is contingent on future revenues and InSightec has no obligation to refund the grants if sufficient revenues are not generated.

	(ii)	See note 10 A.(vi)

(iii)

Represent the fair value of the Exit Fee payable by the Group to a financial institution (see note 24A.(13)). The estimated fair value of the Exit Fee was computed based a report from a third party expert using the Black-Scholes model.

NOTE 22 –	OTHER LONG TERM LIABILITIES

	A.	Composition:

	December 31

	2008	2007

	(in thousand NIS)

Pre-paid rent income	1,760	2,035
Provisions (i)	8,687	7,007
Retirement benefit obligation (ii)	4,993	3,565

	15,440	12,607

	(i)	Mainly in respect of litigations.

	(ii)	See B. below.

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

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 –	OTHER LONG TERM LIABILITIES (CONT.)

B. (cont.)

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

The Company’s Chairman’s term of employment by EIL shall be taken into consideration in calculating the period of his employment by the Company, for all purposes. EIL undertook in terms of the agreement to transfer to the Company’s ownership all amounts deposited in severance-pay funds, in order to cover all rights accumulated throughout the period of the Chairman’s employment with EIL. As of the balance sheet date, balances of NIS 0.9million have not yet been transferred to the Company.

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

The amount included in the balance sheet arising from the Group’s obligation in respect of its defined benefit plans is as follows:

	December 31

	2008	2007

	(in thousand NIS)

Present value of funded defined benefit obligation	18,214	17,324
Fair value of plan assets	(13,221)	(13,759)

Net liability arising from defined obligation	4,993	3,565

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	December 31

	2008	2007

	%	%

Discount rates	2.6-3.5	2.1-3.97
Expected return on plan assets	3.5-3.7	6.17
Expected nominal salaries increase	1.9-5	5.06-5.83

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 –	INCOME TAXES

	A.	Composition:

	Year ended December 31

	2008	2007	2006

	(in thousand NIS)

Current	6,153	11,072	1,049
Deferred	23,195	5,090	(7,310)
In respect of prior years	(4,612)	126	4,474

	24,736	16,288	(1,787)

B.	Principle tax laws applicable to the major Group companies in their country of residence:

	(1)	Israel

a.

The provision for current taxes of the Company and its Israeli subsidiaries was determined until 2007 in accordance to the provisions of the Income Tax Ordinance and the Income Tax Law (Adjustments for Inflation)-1985, which established the measurement of the results for tax purposes on a real basis pursuant to changes in the CPI.

In February 2008 an amendment to the Israeli tax was approved by the Israeli parliament which determined that the validity of the Adjustments for Inflation Law would end in 2007, and, commencing from the 2008, the provisions of the law would no longer apply, except for transitional provisions intended to avoid distortions in the tax computations. In accordance with the amendment, from the tax year of 2008 and thereafter, the adjustment of income for tax purposes to a real measurement basis will no longer be calculated.

Corporate tax rate applicable to companies in Israel in 2008 is 27% which will gradually decrease to 25% in 2010.

		b.	As from January 1, 2003, certain statutory provisions came into force and effect, concerning, among other things, the tax reform in Israel in respect of the following:

1. (i)

Taxation of profits of foreign companies considered as Controlled Foreign Companies (“CFC”), if all the following conditions are met: (i) its shares or its rights on it are not listed in a stock exchange, however if they are partly listed, then less than 30% of the shares or of the rights of the company were offered to the public (ii) majority of revenues thereof are passive, as same is defined by law, or majority of profits thereof derive from passive revenues; (iii) the tax rate applying to the passive profits thereof in their country of residence does not exceed 20%; and (iv) more than 50% of the means of control therein are held, directly or indirectly, by Israeli residents. In accordance with the statutory provisions, a controlling shareholder in those companies having unpaid profits, as defined by law, is deemed to have been distributed with a dividend representing its respective share in such profits (“Deemed Dividend”).

(ii) Taxation of a dividend received in Israel, out of profits generated or accrued abroad, as well as a dividend originating abroad.

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

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 –	INCOME TAXES (CONT.)

	B.	Principle tax laws applicable to the major Group companies in their country of residence (Cont.):

2.

Capital gain from the realization of assets which were acquired subsequent to January 1, 2003 will be taxed at a rate of 25%. Capital gain for assets which were acquired before January 1, 2003, will be taxed at a rate of 25% for the portion of the gain relating to the period subsequent to this date up to the realization date and corporate tax rate for the portion of the gain relating to the period from the acquisition date up to January 1, 2003.

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

d.

In November 2000 InSightec was granted “Approved Enterprise” status under the Tax-Exempt Benefit Track (“the First Plan”), as provided by the Israeli Law for the Encouragement of Capital Investments-1959 (“the Law”). As of the balance sheet date, InSightec has completed the investments under the First Plan and received a final approval of the Investments Center. The First Plan considered also as “an Establishment Enterprise Plan”, namely all of the InSightec’s revenues through the expiration of the First Plan are attributed to the Approved Enterprise, and therefore are subject to the tax benefits. The tax-exempt benefit track provides for a 2 year tax exemption on undistributed earnings derived from assets included in the Approved Enterprise investment program and for a reduced tax rate of 25% for the remaining period until 2013 (expiration year of the First Program).

In March, 2005 the Law was amended, and accordingly, among other things, the provisions to be considered as an Approved Enterprise for future Plans were changed. InSightec executed all relevant required steps in order to be able to receive a status of an Approved Enterprise for future Plans as well.

In 2008 InSightec received from the tax authorities an approval for a Second Plan as an Approved Enterprise by the amendment to the Law. The tax benefits in the Second Plan are the same as in the First Plan. The commencing year of Second Plan is 2007 and its expected expiration date is 2018.

If the investments of non-Israeli investors in InSightec (as such investments are defined by the Law) exceed 25%, the seven-year benefit period mentioned above may be extended to ten years. If the investment of non-Israeli investors in InSightec exceed 49%, then the tax rate on earnings derived from assets included in the approved enterprise investment program will decrease to 10% - 20%, depending on the level of ownership by non-Israeli investors, examined on a yearly basis.

Dividends paid from earnings that benefited from the approved enterprise tax status are subject to a 15% withholding tax to the recipient, whereas dividends paid out of other earnings are subject to withholding tax to the recipient at the rate of 25% (or lower if paid to a treaty country).

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

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 –	INCOME TAXES (CONT.)

	B.	Principle tax laws applicable to the major Group companies in their country of residence (cont.):

		(2)	The Netherlands

a.

Companies resident in the Netherlands are subject to corporate income tax at the general rate of 25.5%. Under the amended rules effective January 1, 2007 tax losses may be carried backward for one year and carried forward for nine years. Transitional rules apply for tax losses on account of tax years up through 2002 which may be carried forward and set of against income up through 2011.

b.

Under the participation exemption rules, income including dividends and capital gains derived by Netherlands companies in respect of qualifying investments in the nominal paid up share capital of resident or non resident investee companies, are exempt from Netherlands corporate income tax provided the conditions as set under these rules have been satisfied. Such conditions require, among others, a minimum percentage ownership interest in the investee company and require the investee company to satisfy either of, or both the newly introduced ‘assets’ - test and the amended ‘subject to tax’ - test.

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

(3)	England

a.

As of April 1,2008, operating income and capital gains generated by the British resident group companies are subject to a 28% tax rate. Dividends received from an England. Resident company is taxed in accordance with the jurisdiction of the company receiving the dividend (in the Netherlands - tax exempt); No tax credits are allowed for distributed dividends.

b.

Profit from rent of real estate held as an investment and let in England by companies not resident in the England, are charged to England income tax at 22%. Any gains on disposal are not taxable in the England.

(4)	Romania

Corporate income tax rate for resident companies and non-resident entities with a permanent establishment in Romania is 16% (including capital gains). Dividends distributed by a resident entity to EU shareholders are not subject to withholding tax in Romania in line with the provisions of the EU Parent-Subsidiary Directive. Fiscal losses incurred up to 2008 can be carried forward and relieved against future taxable profits for a period of 5 years. Such period has been extended to 7 years for fiscal losses incurred starting 2009.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 –	INCOME TAXES (CONT.)

	B.	Principle tax laws applicable to the major Group companies in their country of residence (Cont.):

(5)	Hungary

The corporate income tax rate imposed on the income of the subsidiaries incorporated in Hungary is 16%. Capital gains are exempted from corporate income tax provided that certain criteria are fulfilled. A special solidarity tax is levied on companies being 4% of the modified accounting profit as determined by law. Dividends, interest, royalty paid out to companies are not subject to withholding tax. Losses in the first three years of operation can be carried forward without limitation. Losses incurred until 2004 can be carried forward for the period of five years, subject to certain limitations. Losses incurred in 2005 and thereafter, may be carried forward indefinitely, subject to certain limitations.

(6)	Poland

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

(7)	Serbia

Corporate income tax (‘CIT’) rate applicable to income of Serbian subsidiaries is 10%.

Losses stated in the tax balance (i.e. losses adjusted according to the CIT Law rules) may be carried forward for the period of ten years and offset against taxable income. Withholding tax at the rate of 20% is due on the payment by residents companies to non-resident companies of dividends and share in the profit of a legal entity, and on royalties, interest, capital gains and proceeds from leasing real estate. Withholding tax may be reduced if such possibility is provided by the respective double taxation avoidance treaty. Losses may be carried forward for a period of ten years.

(8)	India

The corporate income tax applicable to the income of Indian subsidiaries is 33.99%. Minimum alternate tax (MAT) of 11.33% is applying to the book profits (i.e. profits shown in the financial statements), if the company’s corporate tax liability is less than 10% of its book profits. The paid amount will be credited if the company has taxable profits in the following five years. Capital gains on sale of fixed assets and real estate assets are taxed at the rate of 22.66% provided that they were held at least 36 month immediately preceding the date of the transfer or 33.99% if they were held for not more than 36 month. Dividends paid out of the profits are subject to Dividend Distribution Tax at the rate of 16.99%. There is no withholding tax on dividends distributed by Indian company. Losses can be offset against taxable income for a period of eight years from the incurrence year’s end.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 –	INCOME TAXES (CONT.)

	B.	Principle tax laws applicable to the major Group companies in their country of residence (cont.):

(9)	Cyprus

The taxation of companies incorporated in Cyprus is based on tax residence and all companies are taxed at the rate of 10%. A special levy of 10% is imposed on interest received. Dividend income and profits from the sale of shares and other titles of companies are tax exempt. There is no withholding tax on payments of dividends to non-resident shareholders or shareholders that are companies resident in Cyprus. Companies, which do not distribute 70% of their profits after tax, as defined by the relevant tax law within two years after the end of the relevant tax year, will be deemed to have distributed as dividends 70% of these profits. A special levy at 15% will be payable on such deemed dividends to the extent that the shareholders (companies and individuals) are Cyprus tax residents. The amount of deemed distribution is reduced by any actual dividends paid out of the profits of the relevant year during the following two years. This special levy is payable for the account of the shareholders.

(10)	Bulgaria

Corporate income tax rate for resident companies and non-resident entities with a permanent establishment in Bulgaria is 10% (including capital gains). Dividends paid to resident individuals and non-resident corporations and individuals are subject to a final withholding tax of 5%, unless lower double taxation treaty rates apply. Such final tax is not levied on dividends payable to EU tax resident if certain conditions are met. Losses may be offset against taxable income for a period of five years from the incurrence year-end

(11)	Czech Republic

Corporate income tax rateimposed on the income of the subsidiaries incorporated in the Czech Republic (including capital gains) in 2008 is 21% which will gradually decreased to 19% in 2010. Tax losses incurred in taxable periods commenced in 2004 or later may be carried forward for up to 5 years. Tax losses incurred earlier may be carried forward up to 7 years. Dividends paid out of net income are subject to a withholding tax of 15%, subject to the relevant double taxation treaty. The Czech Republic exempts domestic dividends paid to EU parent companies that hold a participation of 20% or more for at least two years. Tax losses incurred earlier may be carried forward for up to 7 years.

(12)	Latvia

Corporate income tax rate imposed on the income of the subsidiaries incorporated in Latvia (including capital gains) is 15% Tax losses incurred prior to 2007 can be carried forward and be offset against taxable income of five years following the accounting year in which they were incurred. Such period of five years was extended to six years for losses incurred in 2008, seven years for losses which will be incurred in 2009 and eight years for losses which will be incurred in 2010 and thereafter. Dividends paid out of net income to non-resident are subject to a withholding tax of 10%, subject to the relevant double taxation treaty or 0% withholding tax could be applied if the recipient is resident in another EU country or resident in country included in European Economic region

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 –	INCOME TAXES (CONT.)

	B.	Principle tax laws applicable to the major Group companies in their country of residence (cont.):

(13)	Greece

Corporate income tax rate imposed on the income of the subsidiary incorporated in Greece (including capital gains) is 25% which will be gradually decrease from 24% in 2010 to 20% in 2014. As of January 1,2009,divednds paid to resident and non-Resident Corporations are subject to a final withholding tax of 10%. 0% withholding tax will apply in respect of dividend distribution if the recipient is the parent company and an EU resident or in country included in the European Economic Region, provided certain criteria are met. Tax losses can be carried forward and offset against taxable income for five years following the accounting year in which they were incurred.

C.	Effective tax rate:

The following is reconciliation between the income tax expense computed on the pretax income at the ordinary tax rates (“the theoretical tax”) and the tax amount included in the consolidated statement of operations:

	Year ended December 31

	2008	2007	2006

	(in thousand NIS)

Company’s statutory tax rate (%)	27	29	31

Profit(loss) before income taxes	(4,259)	925,607	462,043

The theoretical tax	(1,150)	268,426	143,233

Differences in tax burden in respect of:

Exempt income, net of unrecognized expenses	(59,028)	(327,482)	(227,867)
Utilization of prior-year losses for which deferred taxes had not previously been recorded	(32,451)	(18,899)	(13,001)
Losses and other timing differences for which deferred taxes had not been created	153,358	125,213	66,207
Variances from different measurement principles applied for the financial statements and those applied for income tax purposes (including exchange differences)	(79,253)	6,068	16,123
Differences in tax rates on income of foreign subsidiaries	43,655	(44,812)	3,197
Adjustment due to changes in tax rate	–	208	(1,531)
The Group’s share in results of associated companies	3,455	3,466	(248)
Taxes for prior years	(4,612)	126	4,474
Other differences, net	762	3,974	7,626

	24,736	16,288	(1,787)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 –	INCOME TAXES (CONT.)

	D.	Carry forward losses and deductions:

As of December 31, 2008 the Group companies had accumulated tax losses and deductions amounting to NIS 1,942 million, which may be utilized in the coming years against taxable income at rates ranging from 10% to 33.99% depending on the country of residence. The realization of the carry-forward losses is subject to taxable income available in those periods when these losses are deductible. As to the limitation on utilizing InSightec’s losses as a result of a merger pursuant to section 103 of the Income Tax Ordinance, at the amount of NIS 88.0 million, see note 12A.(9).

Tax laws in respect of certain Group subsidiaries operating abroad have set a time limitation on the utilization of losses. Accordingly, the right to utilize carry-forward losses in the amount of NIS 272 million, against taxable income, will gradually expire over the following years:

December 31, 2008

(in thousand NIS)

2009	773
2010	4,492
2011	13,890
2012	3,666
2013 and thereafter	249,344

272,165

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 –	INCOME TAXES (CONT.)

	E.	Deferred income taxes:

		(1)	Composition:

Year ended December 31, 2008:

	Balance as of January 1, 2008	Charge to profit and loss account	Charge to foreign currency translation reserve	Charge to hedging reserve	Foreign currency translation adjustments	Balance as of December 31, 2008

	(In thousand NIS)

Accelerated depreciation differences in respect of Property plant and equipment and investment property	(29,596)	(3,584)	–	–	3,624	(29,556)
Differences between fair value of real estate at acquisition and related cost for income tax purposes	(31,727)	92	–	–	4,337	(27,298)
Timing differences - income and expenses	(980)	(*)(59,059)	4,912	3,733	(2,624)	(54,018)
Carry forward tax losses and deductions	7,164	39,354	–	–	(760)	45,758

Net deferred taxes	(55,139)	(23,195)	4,912	3,733	(4,577)	(65,114)

(*) Mainly in respect of debentures and swap transactions measured at FVTPL.

Year ended December 31, 2007:

	Balance as of January 1, 2007	Charge to profit and loss account	Charged to foreign currency translation reserve	Charge to hedging reserve	Realization of investment in investees	Foreign currency translation adjustments	Balance as of December 31, 2007

	(In thousand NIS)

Accelerated depreciation differences in respect of property plant and equipment and investment property	(35,425)	(1,482)	–	–	6,609	702	(29,596)
Differences between fair value of real estate at acquisition and related cost for income tax purposes	(40,222)	51	–	–	7,317	1,127	(31,727)
Timing differences - income and expenses	(1,518)	(117)	(2,952)	1,665	1,744	198	(980)
Carry forward tax losses and deductions	10,017	(3,542)	–	–	832	(143)	7,164

Net deferred taxes	(67,148)	(5,090)	(2,952)	1,665	16,502	1,884	(55,139)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 –	INCOME TAXES (CONT.)

	E.	Deferred income taxes (cont.)

		(2)	The deferred taxes are presented as follow:

	December 31

	2008	2007

	(in thousand NIS)

Long-term liabilities	(65,114)	(55,139)
Long-term receivables	–	–

	(65,114)	(55,139)

(3)	The Group did not record deferred tax assets in respect of the following items:

	December 31

	2008	2007

	(in thousand NIS)

Accelerated depreciation differences in respect of property plant and equipment and investment property	33,425	37,083
Timing differences - income and expenses	10,727	463
Carry forward tax losses and deductions	435,931	400,385

	480,083	437,931

F.	Final tax assessments

The Company, Elscint and certain Israeli subsidiaries have received final tax assessments, some through 2002 and others by 2003. Certain foreign group companies have received final tax assessments while others have not been assessed since incorporation.

G.	Deferred taxes in respect of investment in investee companies

As of December 31, 2008, the Group did not recorded deferred tax liability, in respect of gains from realization of certain investee companies or upon receiving their retained earning as dividend, in the amount of NIS 388 million.

H.	The total accumulated current and deferred taxes expenses, which were charged directly to the shareholders’ equity, as of December 31, 2008, is NIS 871 thousands.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS

	A.	Commitments

(1)

The Group’s hotels located in the Netherlands and England are managed by Park Plaza Hotel Group (“Park Plaza”) and the Group’s hotels Located in Romania and Belgium are managed by the Rezidor Group (“Rezidor” and together with Park Plaza “Management Companies”). The respective Group’s companies owning the hotels will pay the Management Companies certain agreed upon fee which will be calculated as percentage from their room revenue (“Base fee”) as well as certain agreed upon percentage from their gross operating profit (“Management fee”) and all as defined in the agreements. The companies owning the hotels will also participate in certain portions of the expenses incurred by the Management Companies in the course of performance of their due obligations (mainly marketing and advertising expenses), up to certain percentage of the gross operating profit. Within the terms of the management agreements with Park Plaza the Group’s companies were granted a sub-franchise by Park Plaza allowing them the utilization, throughout the term of the management agreements, of the “Park Plaza” name, in relation to the hotels owned and operated thereby, in consideration for royalties not exceeding certain percentage of their room revenues (“Franchise fee”).

In the framework of the Bucuresti hotel management agreement, Rezidor undertook to guarantee that the adjusted operating income of the Bucuresti hotel, as from the second year of operation, will not decrease below a fixed annual amount, as stipulated in the agreement. The total aggregate amount of the guarantee will not, however, exceed, cumulatively during the term of the agreement, those amounts as stipulated in the agreement. Bucuresti has undertaken to ensure that the aggregate fees payable to Rezidor (Base fees and Management fees) shall not be less than certain agreed amounts as specified in the management agreement, provided that Bucuresti’s obligation in this regard is capped at a total agreed amount.

Upon the termination of the management agreement by the Group, the companies owning the respective hotel(except the Bucuresti hotel) are obliged to pay to the respective Management Company an amount equal to the Base fee, the Management fee and the Franchise fee (if applicable), paid to the Management Company in the 12 months period preceding such termination. In the specific event of a sale of the Victoria Hotel in Amsterdam, Park Plaza shall also be entitled to receive 2.5% of any profit generated from such a sale.

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

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

	A.	Commitments (cont.)

		(2)	(cont.)

b.

An agreement according to which the Company will receive from CC (either directly or through its subsidiaries or affiliates) coordination, planning, execution and supervision services (the “Services”) over real estate projects of the Company and/or its subsidiaries and/or affiliates in consideration for a fee equal to 5% of the actual execution costs (excluding land acquisition costs, financing cost and the consideration for CC under the agreement) of each such project (“Supervision Fees”). The agreement applies to real estate projects whose initiation began following the approval of the agreement by the Company’s shareholders meeting (May 31, 2006) and to three other real estate projects which were under early stage of development as of May 31, 2006 (“Real Estate Projects”).

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

The agreement entered into effect upon their approval by the Company’s shareholders in May 2006 and shall remain in effect for a five year term (through May 2011).

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

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

	A.	Commitments (cont.)

(3)

In accordance with an engagement between Bucuresti and Control Centers’ wholly owned subsidiary, which was approved by the shareholders of Elscint., CCS provides coordination, planning and supervision services with respect to the renovation works of the Bucuresti Hotel complex, for a fee equal to the lower of (i) 5% of total actual costs of the renovation works (excluding general and administrative as well as financing costs); and (ii) 5% of $30 million. A definitive agreement has not been executed in respect of such engagement.

(4)

In 2005 InSightec entered into a worldwide distribution and sale representation agreement with GE Healthcare (“GE”), granting GE the exclusive rights to market and promote InSightec’s product subject to the achievement of minimum sales targets. The agreement allows InSightec to continue to make direct sales of its product worldwide and does not initially apply to Russia and Japan. GE is entitled to a commission based on payment actually received from customers retained from their marketing efforts. In July 2008, GE and InSightec have signed an amendment to the distribution agreement effective from January 1, 2008. According to the amendment GE will continue to distribute InSightec’s products, but on non exclusive basis. In addition the rate of GE’s commissions was revised and will be based on the deal’s structure.

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

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

	A.	Commitments (cont.)

(6)

In February 2008, the Group executed a memorandum of agreement (“Memorandum”) with the Government of the State Gujarat, India pursuant to which the Group will establish a modern dairy farm with approximately 10,000 cows and an ultra modern dairy plant that will produce basic and premium dairy products. The Government of Gujarat has issued to the Group an allotment letter with respect to a land measuring approximately 500 acres, by which upon exercise thereof the Group shall be awarded the land on along term lease ending in 2038 for the propose of establishing the dairy farm and the dairy plant.

(7)

In December 2006, the Company entered into a joint venture agreement (“JV Agreement”) with a third party for the establishment of a joint venture company (“JV Company”) which will be engaged in development, construction and operations of multi-specialty tertiary hospitals in India. Subsequent to the balance sheet date, the Group and the third party terminated the JV Agreement and the Group sold its 50% interest in the JV Company to the third party shareholder in consideration of the net assets value of the JV Company.

(8)	Minimum future rental payments due under the Group’s current operating leases as of December 31, 2008 are as follows:

Year ended December 31,	(in thousand NIS)

2009	34,931
2010	35,653
2011	35,021
2012	34,722
2013	33,348
Thereafter	603,179

776,854

(9)	Aggregate amount of the Group’s commitments in respect of construction services and in respect of purchase of plots totaled, as of December 31, 2008, approximately NIS 542 million.

(10)	(a)

Elbit Trade and Retail Ltd. (formerly Mango) (“Elbit Trade”) is a party to a distribution, support and service agreements signed in May 2005 with a third party for a 10-year period, subject to fulfillment of certain conditions, which entitled it to market the brand name MANGO-MNGTM in the territory of Israel.

(b)

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

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

	A.	Commitments (cont.)

	(11)	(cont.)

(b)

In October 2006, the Company and PC entered into an agreement, pursuant to which - with effect from 1 January 2006 - PC will pay a commission to the Company in respect of all and any outstanding corporate and first demand guarantees which have been issued by the Company in favor of PC up to 0.5% of the amount or value of the guarantee, per annum. As of the balance sheet date, no guarantees were provided to PC by the Company.

(12)

In October 2006, the Company entered into an agreement with PC, under which the Company obliged to offer to PC potential real estate development sites sourced by it in India (the “Sourcing agreement”). These sites will be suitable for shopping and entertainment centers development projects as well as mixed use projects (comprising offices, residential units, congress centers and leisure facilities). The projects may also involve the acquisition and renovation of existing shopping and entertainment centers. Under the agreement, the Company is obliged to offer PC the exclusive right to develop all of the shopping center projects which the Company acquires during the 15-year term of the agreement. In respect of sites acquired by PC, PC has agreed to pay the Company the cost of the site paid by the Company as well as direct costs, subject to a cap of 5% of the cost of the site. The Sourcing agreement was terminated upon the execution of the joint venture between the Company and PC in India (see note 12D.), however both the Company and PC agreed that if the said Joint Venture agreement will be terminated prior to the elapsed of the initial term of the Sourcing Agreement had the same not been terminated, the parties will re-execute the Sourcing agreement for the remainder of the abovementioned duration.

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

Legal claims have been filed against Group’s companies in respect of some of those claims applications have been filed to certify the claims as class actions.

In the opinion of the managements of the Group, which is based, inter alia, on legal opinions as to the chances of the claims, including the applications for their approval as class actions, adequate provisions have been included in the financial statements (including provisions in respect of discontinued operation), where provisions were necessary in order to cover the exposure which resulted from such claims. As of December 31, 2008 the Group included provisions for claims (including claims in respect of discontinued operation) in the total amount of NIS 16 million. See note 22 and 29.

In the opinion of the managements of the Group’s companies, the amount of the additional exposure as of December 31, 2008, in respect of claims that chances of them being realized is not remote amounts to approximately NIS 625 million. These amounts do not include interest. In respect to requests to certify certain claims as class actions, for which the Group has additional exposure in excess of the aforesaid (due to the fact that the exact amount of the claim was not stated in the claim), see items B1, B2 and B3 below.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

	B.	Claims (cont.)

Following are the details of the Group’s material claims as of December 31, 2008:

(1)

On November 2, 1999 a number of institutional and other investors, holding shares in Elscint, instituted a claim against the Company, Elscint, EIL, Control Centers Ltd, past and present officers in the said companies and others. Together with the claim an application was filed to certify the claim as a class action on behalf of everyone who was a shareholder in Elscint on September 6, 1999 and until the lodging of the claim, excluding the Company and certain other shareholders.

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

The main relief which the original claim sought was to order the Company to carry out a tender offer for Elscint’s shares at a price of $14 per share, and alternatively, to purchase Elscint’s shares held by the Plaintiffs at a price to be set by the court. Further alternatively, the Plaintiffs sought, in their original claim, that the court grants an order prohibiting the execution of the September 99 Transactions and for the restitution of all money paid, if paid within the framework of the above mentioned transactions. Some of the relief sought was also sought as a derivative action on behalf of Elscint.

On January 11, 2009, the district court dismissed Plaintiffs’ motion to certify the claim as a class action. On March 26, 2009 the Plaintiffs appealed the decision to dismiss their motion to certify the claim as a class action before the Supreme Court.

In addition, to the abovementioned proceeding, on December 16, 2007 Elscint lodged an application for leave to appeal on a decision of the Registrar of the District Court in respect of Court fees that Elscint alleges should be paid by the Plaintiffs for the main claim made in the “updated statement of claim” which amounts to a sum of at least NIS 2.4 million. On March 18, 2008, the Supreme Court decided that the motion for leave to appeal requires reply, and thereafter the Plaintiffs and all other parties submitted their replies.

The companies legal counsels believe that, to the best of their understanding, and based on the information and the documents delivered to them and as far as they know at this stage,- the probability of the claim being upheld is not greater than 50%.

(2)	On September 6, 2006 a third party instituted two claims before the Haifa District Court in which he sued the Company, Elscint, EIL, Control Centers Ltd. and others.

These statements of claim constitute an almost identical copy of the claim detailed in section (1) above and the Plaintiff asked to combine the hearings with those in the above said matter. In the statements of claim the Plaintiff asked to approve the claims he had instituted as class actions, however up to the date of the approval of these financial statements no separate applications have been served to the companies for the certification of the claims as class actions.

In the first claim, the Plaintiff alleges acts of oppression towards the Company’s shareholders and in the second claim the Plaintiff alleges acts of oppression towards Elscint’s shareholders.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

	B.	Claims (cont.)

		(2)	(cont.)

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

The main relief sought in the claim is compensation consists of (i) punitive damages for the acts of the defendants; and (ii) damages for “mental anguish” to the plaintiff and to the proffered class. In addition, the plaintiff is also suing for compensation for the difference between the price at which Elscint shares were actually sold by the Plaintiff and the proffered class members and in the sum of $14, plus interest and linkage differences since 1999. Furthermore, the Plaintiff is also claiming for harm caused to the value of his holdings in the Company’s shares. It will be noted that the statements of claim in both proceedings require certain clarifications, due to the wording of the claims.

In the pre-trial session held at the District Court on February 22, 2007 the Court asked the parties to refer to the question of the appropriateness of the claimant to serve as a class representative and on the issue of the overlap between the claims lodged by the plaintiff and the claim detailed in section (1) above. The parties were given the opportunity to complete their arguments in this matter, and in this framework the Plaintiff asked, inter alia, that he be allowed to take legal representation for the proceedings. All the parties have submitted the completion of their arguments in writing. No decision has yet been handed down in this matter.

The companies legal counsels are of the opinion that, in light of the early stages of these proceedings, before the lodging of statements of defense or responses to the applications to certify the claims as class actions, and even before any substantive hearing has been held on the motion to certify the claim as class action and/or of the claim, and considering also the fact that the Class Action Act is relatively new legislation, it is difficult to evaluate the chances of the proceedings. Nevertheless, the Companies legal counsels are of the opinion, taking into account, amongst other things, the great similarity with the claim mentioned in section (1) as detailed above, and given that these proceedings were instituted without legal representation for the plaintiff, at this stage, and so long as the plaintiff is not represented in the proceedings, that the probability of the claims being upheld is not greater than 50%.

(3)

In September 1999 the Company, Elscint, Elscint’s past directors and others were served with a copy of a claim instituted by a shareholder in Elscint. Together with the claim an application was filed to certify the claim as a class action on behalf of everyone who was a minority shareholder in Elscint on the date of instituting the claim and was such a shareholder on February 18, 1999. The scope of the class action claim (as amended in October 1999) is estimated by the plaintiff at approximately $158.3 million and its personal damages (as amended in October 1999) are estimated by him at approximately $0.6 million. The plaintiff claim that the Company acted, through Elscint’s directors, systemically with the aim of emptying and diluting Elscint of its business, assets, capital and value, whilst enriching other companies in the Group at the expense of Elscint and at the expense of the minority shareholders of Elscint. The Plaintiff also alleges that the several transactions executed by the Company and Elscint in 1998 for the sale of substantially all of their assets and business in the CT, MRI and Focused Ultrasound business as well as a transaction to grant options (“Option Transaction”) to the former chairman of the Company, were all done whilst oppressing the minority shareholders of Elscint and in contravention of Section 235 of the Israeli Companies Ordinance.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

	B.	Claims (cont.)

		(3)	(cont.)

The relief sought in the claim is to order the Company, and alternatively the other defendants, to purchase from the Plaintiff and from the other members of the proffered class, Elscint shares they hold at a price of $27.46 per share, and as interim relief, in order to limit the Plaintiff’s damages, to oblige the Company to realise its undertakings dated February 18, 1999 to acquire the above said shares at a price of $14 per share. (“Tender Offer Claim”)

According to an agreement reached between the parties in the case, the hearing in this case was postponed until after the Supreme Court rules on Leave for Civil Appeal as detailed in section (1) above.

After a judgement was handed down in Application for Leave to Appeal in the case detailed in section (1) above, on September, 25, 2007 legal counsel for the Plaintiff addressed the court asking to renew the hearings in this proceeding. Following this application, on July 1, 2008, the defendants filed an “announcement and application” on their behalf, updating the court on the major events in the proceedings.

On March 31, 2009, the district court stroke out, in limine, the causes of action in respect of the Options Transaction and the Tender-Offer Claim.

The companies legal counsels believe that-to their best understanding-and also considering, inter alia, that this matter is in its preliminary stages, and that responses have not yet been submitted to the application to certify the claim as a class action, nor have statements of defence been lodged, nor has any hearing been held on material matters on the motion to the certify the claim as a class action and/or on the claim itself, and also considering the fact that they have not yet received all the information and documents in connection with this claim, and they have not yet interviewed all the relevant entities - the probability of the claim being upheld is not greater than 50%.

(4)

Elscint and its subsidiaries are parties to several court claims as well as certain other written demands, filed against them by third parties (including governmental institutions), some without any specified amount, and others in the aggregate principal amount of $55.4 million (NIS 210.6 million), as royalties or compensation for damages allegedly caused as a result of the companies’ actions and/or products, which mainly relate to the medical imaging business sold by Elscint in 1998 and 1999. In respect of certain claims, totaling approximately $5.2 million (NIS 19.8 million), managements of the companies estimate, based on legal opinion and/or on past experience, that no significant costs will incurred thereof as a result of said claims exceeding the provisions included in respect thereof in the financial statements, and that such provisions are adequate for covering the costs and resources required to settle the liabilities arising there from. Elscint’s legal advisers cannot presently determine the outcome of other written demands, totaling $50.2 million (NIS 190.8 million). Elscint’s management estimates that the prospects for realization of most such written demands are remote, based on the time that has elapsed since serving said demand and on the nature thereof. The Group included in these financial statements provisions that are, based inter alia on specific counsels’ advice and past experience, adequate to cover the costs and resources required to settle the liabilities under these written claims.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

	B.	Claims (cont.)

		(5)	a.

During March 2007 the Romanian National Department of Anticorruption resumed a criminal investigation against number of suspects for certain events relating to the period prior to the acquisition of control in Bucuresti by the Group’s sunsidiary (“Domino”). Such criminal indictment was returned-in December 2005- by the Romanian court to the prosecution office due to lack of substance. Such criminal investigation may have an indirect effect on the validity of the privatization and thereby an indirect effect on the Group’s rights in Bucuresti, notwithstanding Domino is not being investigated. On November 10, 2008 the National Anticorruption Directorate ordered to release all the defendants in the case file from criminal pursuit, as well as to remove the preventive measures taken in the case. As of the date of approval of these financial statements, such decision has not been challenged.

b.

A claim and certain other proceedings are pending against Bucuresti, which challenge certain of its ownership in and to its properties. Management believes, based inter-alia, on legal opinion that Bucuresti has no significant financial exposure as a result of this claim.

c.

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

(6)

A former employee of EIL group filed in October 2005, a lawsuit against Vectory Investment Ltd. (a company in EIL group). The plaintiff requested the court to issue a mandatory injunction against Vectory ordering it to transfer the Plaintiff shares of certain Investees of the Group and shares of other companies within the EIL Group. The Plaintiff evaluated his claim to an an aggregate amount of NIS 285,000. In January 2006 Vectory filed a statement of defence in respect of this claim and further added and instituted a counterclaim against the plaintiff in the sum of NIS 15 million.

In addition, in January 2008 the plaintiff instituted an additional action against the Company’s chairman of the board and Control Centres Ltd in the District Court of Tel Aviv. In this action the court was asked, inter alia, to issue a mandatory order against the defendants instructing them to transfer to the plaintiff 3% of their holdings in the shares of Olive and another company within the EIL group and furthermore to issue a mandatory order against the defendants instructing them to transfer to the plaintiff a further 3% of the said holdings, against the price and for the conditions as set out in the agreement which is the subject matter of the claim. Alternatively, the court was asked to order the defendants to indemnify the plaintiff for the economic damages he allegedly sustained due to the non-transfer of the said shares and options. The plaintiff evaluated the action in the sum of NIS 5.6 million. In February 2008, the defendants lodged their application to dismiss the action in limine due to the lack of jurisdiction and lodged an urgent application for the granting of temporary relief for extending the date for submitting the statement of defence. On May 28, 2008 the court accepted the defendants’ request and dismissed the action in limine. On September 3, 2008 the plaintiff filed an appeal to the Supreme Court. The court’s hearing in the Supreme Court re-scheduled to April 2010.

On September 3, 2008, the plaintiff filed to the Regional Labour court a claim against the defendants. The claim is a copy of the claim mentioned above, that was rejected by the District Court in Tel- Aviv.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

	B.	Claims (cont.)

		(6)	(cont.)

The Company’s legal counsels noted that in these claims, the plaintiff do not ask for a financial remedy from the Company. Accordingly, no adjustments were made in these financial statements in respect of these claims.

To the best of the Company’s legal counsel’s understanding, (and also considering, inter alia, that these matters are in preliminary stages, and that any hearing have not yet been held on material matters on the claims, and also considering the fact that they have not yet received all the information and documents in connection with these claims, and they have not yet interviewed all the relevant entities), they believe that the probability of the said claims being upheld is not greater than 50%.

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

On February 20, 2008 the defendants lodged their application to stay the proceedings due to “lis pendens” and an urgent application for the granting of temporary relief for extending of the date for submitting of the statement of defense. This application is based on the allegation that the other actions instituted by the plaintiff deal with exactly the same matter as this action and that only after the ruling on the other actions will be handed down, this action also be held and ruled upon. On the same day the court handed down its decision, extending the date for the submitting of the statement of defense. On December 4, 2008 the court handed down its decision to postpone the proceeding in this matter till a ruling on the other actions filed by the plaintiff will be handed down by the court.

The Company’s legal counsels noted that in this claim, the plaintiff did not ask for a financial remedy from the Company and the maximum exposure to a financial remedy from the Company, manifested in the payment of the attorney’s fee and/or court expenses.

To the best of the Company’s legal counsel’s understanding, (and also considering, inter alia, that this matter is in its preliminary stages, and that statements of defense have not yet been lodged, nor has any hearing been held on material matters on the claim, and also considering the fact that they have not yet received all the information and documents in connection with this claim, and they have not yet interviewed all the relevant entities), they believe that the probability of the claim being upheld is not greater than 50%.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

	B.	Claims (cont.)

(7)

The Company and its subsidiaries are currently involved in various legal proceeding relating to their ordinary course of activities. Although the final outcome of these claims cannot be estimated at this time, the managements of these companies believe based on legal advice, that the claims will not materially impact the Group companies.

	C.	Other contingent liabilities

(1)

The General Meeting of the Company’s shareholders approved the grant of prospective indemnification undertaking to directors (including the controlling shareholder) and officers (including in their capacity as officers of subsidiaries). Total aggregate indemnification shall not exceed the lower of 25% of the shareholders’ equity as recorded in the Company’s most recent financial statements prior to such payment, or $40.0 million, and all in excess of an amount paid (if paid) by insurance companies under certain risk policies. The Company’s shareholders also approved an exemption of directors and officers (other than controlling parties) from liability for any damage caused by breach of a duty of care towards the Company.

(2)

Elscint’s shareholders approved in their General Meeting (in October 2000), the grant of prospective indemnification undertaking to directors and officers of Elscint (including in their capacity as officers of subsidiaries). Total indemnification shall not exceed the lower of 25% of the shareholders’ equity as set forth in Elscint’s most recent consolidated financial statements prior to such payment or $50.0 million, in excess of any amounts paid (if paid) by insurance companies pursuant to insurance policies maintained by the Company from time to time. Elscint’s shareholders also approved an exemption of directors and officers from liability in respect of any damage caused to Elscint by breach of duty of care.

(3)

PC is obliged to indemnify and to hold harmless its directors and officers, to the fullest extent permitted by the laws of any relevant jurisdiction, against any liability arising out of their powers, duties or responsibilities as a director or officer of any PC group member. Such indemnification was approved for grant by PC’s board. In November 2007 the Company’s shareholders approved the grant of deed of indemnity to one of PC’s directors who serves as a non-executive director of PC and to the Company’s and PC’s Executive Chairman of the Board and its controlling shareholder, save that the maximum indemnification to the Chairman shall not exceed 25% of the shareholders equity of PC based on PC’s last consolidated financial statements prior to such payment.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

	C.	Other contingent liabilities (cont.)

		(4)	a.

The Company received, in 2003, a letter from a certain insurer (“the Insurer”) of EIL, Elscint and the Company (the “Insured Companies”), which insured against, inter alia, the lawsuit as described in item B(1) above, alleging against the Insured Companies, inter alia, that the Insured Companies have breached their disclosure duties under Section 6(a) to the Insurance Contract Law 1981, by failing to disclose to the Insurer material information prior to the issuance of additional cover to the policy purchased by EIL (the “Policy”), effective as of July 1999 (the “Additional Cover”), and prior to the replacement of the Policy and the Additional Cover by the issuance of a new policy effective as of August 1999 (the “Replacement Cover”). The letter states that the Policy, Additional Cover and Replacement Cover (the “Insurance Cover”) issued by the Insurer will be cancelled unless the Insured Companies indicate that circumstances as at the issuance of the Insurance Cover differ from those stated in the letter. The Company’s legal counsel replied on behalf of the Insured Companies on March 20, 2003, rejecting all allegations. As of the date of approval of these financial statements the Company has not received any reply thereto from the Insurer.

b.

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

(5)

In the framework of the transactions for the sale of the Group’s real estate assets, the Group has undertaken to indemnify the respective purchasers for any losses and costs incurred in connection with the sale transactions. The indemnifications usually include: (i) Indemnifications in respect of integrity of title on the assets and/or the shares sold (i.e: that the assets and/or the shares sold are owned by the Group and are clean from any encumbrances and/or mortgage and the like). Such indemnifications generally survived indefinitely and are caped to the purchase price in each respective transaction; and (ii) Indemnifications in respect of other representation and warranties included in the sales agreements (such as: development of the project, responsibility to defects in the development project, tax matter and others). Such indemnifications are limited in time (generally 3 years from closing) and are generally caped to 25% to 50% of the purchase price. The Group’s management estimates, based – inter alia – on a professional opinion and past experience that no significant costs will be born thereby, in respect of these indemnifications.

(6)

The Group furnished a local municipality with a bank guarantee in an amount of approximately NIS 4.5 million to secure payment of the land betterment tax by Marina Herzliya Limited Partnership Ltd. (a subsidiary of the Control Centers Group). Arbitration is currently being held as to such liability. The Company’s management estimates, based on professional opinion that no significant costs will be borne thereby, in respect of this guarantee.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

	C.	Other contingent liabilities (cont.)

(7)

A former subsidiary of PC incorporated in Prague, Czech Rep. (“Bestes”), which was sold in June 2006 (see note 9D.(2)) is a party to an agreement with a third party (“Lessee”), for the lease of commercial areas in a center constructed on property owned thereby, for a period of 30 years, with an option to extend the lease period by additional 30 years, in consideration for €6.9 million (NIS 36.6 million), which as of the balance sheet date has been fully paid. According to the lease agreement, the Lessee has the right to terminate the lease subject to fulfillment of certain conditions as stipulated in the agreement. Within the framework of the agreement for the sale of Bestes to Klepierre in June 2006, it was agreed that PC will remain liable to Klepierre in case the Lessee terminates its contract. PC’s management is of the opinion that this commitment will not result in any material amount due to be paid by it.

		(8)	As for indemnification undertaking granted by PC to Klepierre within the framework of the Lublin transaction –see note 9D.(3).

	D.	Liens and collateral

		(1)	a.

As security for a loan of NIS 253 million granted to the Company by an Israeli bank, the Company undertook to comply with financial covenants, including, among other, an undertaking to maintain throughout the term of the credit a minimum ratio of “adjusted shareholders equity” of the Company to its “adjusted balance sheet,” all as defined in the agreement. The Company also committed to a minimum “net operating profit”, before financial expenses and before depreciation and amortization deductions. The Company further committed to a minimum “net asset value” of PC (after deduction of loans, including shareholders’ loans) which is to be determined by an external appraiser. The covenants will remain in full force and effect for as long as the credit provided by the bank to the Company or to EIL exceeds $30.0 million (NIS 114 million).

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

As for written understanding between the Company and the bank, see note 20D.

b.

As security for loans totaling NIS 50.3 million granted to the Company by another Israeli bank, the Company undertook, in favor thereof, not to pledge the majority of its shares in Elscint, without the bank’s prior consent.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

	D.	Liens and collateral (Cont.)

(2)

As security of a long term credit facility of approximately NIS 50.9 million received from an Israeli bank, Elscint undertook to comply with certain financial covenants, namely maintaining, throughout the duration of the credit, a minimum ratio of shareholders’ equity to total balance sheet assets and others. Elscint has registered, as a security for the credit, a first-ranking pledge in favor of the bank on the B.H. shares and granted certain additional first and second ranking pledges on shares of subsidiaries owned thereby. Elscint also undertook not to grant any floating or fixed charges of any rank, on any existing and prospective assets, in favor of third parties, without the bank’s prior consent (excluding pledges of assets and/or projects, granted in favor of those who financed or refinanced -the acquisition and/or execution of same). Elscint further undertook to provide additional collateral, as detailed in the agreement, including first or second ranking pledges on assets and interests acquired by means of the credit line, and all as may be required by the bank. Should Elscint fail to comply with the financial covenant, or upon the occurrence of certain events of default, then and in such events, the bank shall be entitled to demand immediate payment of the loans. As for written understanding between Elscint and the bank, see note 20E.

		(3)	Projects under credit facilities

a.

Certain Project Companies which engaged in the purchase, construction or operation of hotels and/or commercial centers (“Project Companies”) have secured their respective credit facilities awarded by financing banks, in a total amount of NIS 2,082 million, by providing the first or second ranking (fixed or floating) charges on property owned thereby, including right in and to real estate property as well as the financed projects, on goodwill and other intangible assets, on rights pertaining to certain contracts (including lease, operation and management agreements), on rights arising from insurance policies, and the like. Shares of Project Companies were also pledged in favor of the financing banks. The Company and Elscint guarantee fulfillment of certain project companies’ obligations under loan agreements up to an aggregate amount of NIS 370 million. PC guarantee fulfillment of obligations under loan agreements in respect of one of its project companies up to an aggregate amount of NIS 106 million.

Shareholders loans as well as any other rights and/or interests of shareholders in and to the Project Companies were subordinated to the respective credit facilities. Payment is permitted to the shareholders subject to fulfilling of certain preconditions.

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

As of December 31, 2008, a subsidiary of the Group which has been granted with a long term loan in the amount € 46.0 million (NIS 243.7 million) is not in compliance with certain covenants included in the loan agreement. The parties to the agreement follow the terms and conditions provided therein in respect of the long term repayment schedule or in accordance with the agreement with the bank, as the case may be. Accordingly, the total outstanding loan, as of December 31, 2008, has been classified to current maturity of long term debts within the current liabilities.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

	D.	Liens and collateral (cont.)

		(3)	Projects under credit facilities(cont.)

			a.	(cont.)

In addition, PC’s subsidiary which has been granted with a loan of €38.6 million (NIS 205 million) for financing a construction of trading property is not in compliance with certain covenants included in the loan agreement. PC negotiating with the financing bank in order to settle the bank requirement and is expected to deposit up to €6.0 million (NIS 23.1 million) as additional security for the loan. Such loan is presented within the short term credit.

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

			b.	As to bank deposits made to secure loans and debts, by the Group Companies - see note 30C.(7).

(4)

In order to secure a bank loan in the amount of NIS 42.0 million received by the controlling shareholder in Domino (“BHEE”), for the financing of investment in Bucuresti, BHEE granted a fixed pledge on its Domino shares and a floating charge on all Domino’s assets as well as a lien on the Bucuresti shares. Elscint pledged its BHEE shares and also granted a floating charge on BHEE’s assets. An undertaking was granted in favor of the financing bank, not to allow for any change in the ownership and control structure of BHEE throughout the duration of the credit. Elscint furthermore provided a guarantee, unlimited in amount, to secure BHEE’s undertakings to the bank. The bank restricted its right to realize this guarantee, by linking it to the realization terms of the Bucuresti shares (except for certain instances as stipulated in the agreement).

(5)

Within the framework of an investment, in which InSightec has raised from its existing shareholders through the issuance of convertible notes, $36.0 million (NIS 136.9 million), InSightec undertook that, so long as any note remains outstanding and until a qualified IPO of at least 25% of InSightec’s shares or a financing of at least $50.0 million (NIS 190.0 million) at a price per share not lower than $14.0, InSightec will be obliged to maintain at all times available cash and marketable securities plus available committed lines of credit from reputable financial institutions in the aggregate amount of at least $5.0 million (NIS 19 million). Failure to maintain the above covenants will be considered as an event of default. Subsequent to the balance sheet date the convertible notes were converted into InSightec B shares (see note 31A.) and the said covenants were terminated.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 –	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

	D.	Liens and collateral (cont.)

(6)

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

(7)

Within the framework of a lease agreement executed in July 2007 between the Company and the Israel Land Administration (“ILA”) (see note 15A.(4)), the Company has provided the ILA with two bank guarantees in the aggregate amount of NIS 10.0 million in order to secure the Company’s undertakings included in the lease agreement. As a security for the guarantees, the Company pledged deposits in the same amount.

(8)

Within the framework of the franchise and support agreements executed by Elbit Trade with third parties (see notes 24A.(10)), Elbit Trade has furnished the third parties with letters of credit in the aggregate amount of €4.0 million (NIS 21 million) in order to secure payments to the third parties under the agreements.

(9)

Within the framework of cross currency interest rate swap transactions (see note 10A.(vii)) executed between PC and Israeli banks (the “Banks”), PC agreed to provide the Banks with a cash collateral deposit which will be calculated in accordance with a specific mechanism provided in each swap transaction agreement. Accordingly, as of the balance sheet date, PC has pledged, as a security deposits in the amount of €19.6 million (NIS 103.8 million) in respect of these transactions.

(10)

In order to secure credit lines provided to the Company and PC for the purpose of investing the credit funds in Financial Notes (see notes 10A.(ii) and (iii)), the Company and PC has provided the financing banks a pledge on the Notes issued. In addition the Company and PC also have to comply with certain covenants stipulated in the loan agreement. Failing to comply with the said covenants shall oblige the Company and /or PC to provide an additional cash collateral. As of the balance sheet date the Company and PC have provided the financing institutions with an additional cash collateral of €7.9 million (NIS 41.8 million) and €14.6 million (NIS 77.4 million), respectively.

NOTE 25 –	SHARE CAPITAL

	A.	Composition:

	Ordinary shares of NIS 1.00 par value each

	December 31

	2008	2007

Authorized share capital	50,000,000	50,000,000
Issued and outstanding (*)	25,454,703	25,454,524

(*)	December 31, 2008 and 2007 - excluding 2,800,000 treasury shares.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 –	SHARE CAPITAL (Cont.)

	B.	Further information regarding the share capital

(1)

The balance of the shares as of December 31, 2007, includes 82,876 shares which were granted to employees and officers in the Group against non –recourse loans within the framework of employees and officers incentive plan adopted by the Company and Elscint in 2001. The said shares are entitled to dividends distributions by the Company. During 2008, the loans granted to the employees and officers were fully repaid.

(2)

On May 17, 2006 Elscint sold trough a private transaction 524,187 dormant shares of the Company in consideration of NIS 115.0 per share. As a result, the Company’s shareholders’ equity increased in the amount of NIS 47.4 million which comprises of the proceeds received by Elscint net of transaction costs and provision for income taxes on the gain generated by Elscint. Following this transaction, these shares have full equity and voting rights.

(3)

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

	C.	Options plans

(1)

In March 2006, the Company’s audit committee and board of directors adopted option plan for the grant of up to 1,000,000 non-marketable options to the employees, directors and officers of the Company and companies under its control (“2006 Option Plan). The Options will be granted to the employees, directors and officers of the Company and companies under its control (“Offerees”) for no consideration. The exercise price per Option will be the lower of: (i) NIS 100.0, which constitutes the average closing price of the Company’s shares on the Tel Aviv Stock Exchange (“TASE”) during the 30-trading day period preceding May 31, 2006 (the date of the option plan approval by the Company’s shareholders’ meeting); or (ii) the average closing price of the shares on the TASE during the 30-trading days period preceding the date of grant of the options (the “Exercise Price”). The Exercise Price of each option will be reduced upon distributions of dividend by the dividend per share net of tax. The exercise mechanism of the options into the Company’s shares will be as follow: At the exercise date the Company shall issue to each option exercised shares equal to the difference between (A) the opening price of the Company’s shares on the TASE on the exercise date, provided that if the opening price exceeds 166% of the Exercise Price, the opening price shall be set as 166% of the Exercise Price (“Caped Exercise Price”); less (B) the Exercise Price of the options; and the result (A minus B) will be divided by the Caped Exercise Price.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 –	SHARE CAPITAL (CONT.)

C.	Options plans (cont.)

	(1)	(cont.)

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

On August 5, 2008, the Company’s board of directors adopted an additional amendment to the 2006 Option Plan increasing the number of options issuable under the 2006 Option Plan from 1,000,000 to 2,000,000. In addition, the exercise price of each option which will be granted following that date (including options in the pool under the 2006 Option Plan) will be determined based on the average closing price of the Company’s shares on the TASE during the 30-trading day period proceeding the grant date. The options were granted to the Offeress (other than the Company’s directors) on October 6, 2008 at an exercise price of NIS 44.1 per option. On November 16, 2008 the Company’s board of directors has amended the exercise price of the options granted in October 2008 to be NIS 32.0 per option instead of NIS 44.1 per option.

The vesting period of the options will occur ratably over a three years period (33.33% of the Options shall vest on each of the first three anniversaries of the date of grant) (the “Vesting Period”). The options will expire five years following the date of grant.

Following is the activity in the Company’s 2006 Option Plan:

	Number of options

	Year ended December 31

	2 0 0 8		2 0 0 7		2006

	Number of options (i)(ii)	Weighted average exercise price (iii)	Number of options (i)	Weighted average exercise price (iii)	Number of options (i)	Weighted average exercise price(iii)

		(NIS)		(NIS)		(NIS)

Balance at the beginning of the year	848,083	89.7	857,250	89.7	–	–
Granted	836,750	32	–	–	857,250	89.7
Exercised	(1,334)	89.7	(500)	89.7	–	–
Forfeited	–		(8,667)	89.7	–	–

Balance at the end of the year	1,683,499	61.0	848,083	89.7	857,250	89.7

Options exercisable at the year end	564,499	89.7	285,250	89.7	–	–

(i)

Include 353,500 options which were granted to the Company’s directors (excluding the Company’s chairman of the board) at an exercise price of NIS 100.0 per option. Such grant was approved by the Company’s shareholders’ meeting in May 2006.

(ii)

Include 250,000 options which were granted to the Company’s directors (excluding the Company’s chairman of the board and external directors) at an exercise price of NIS 32.0 per option. Such grant was approved by the Company’s shareholders’ meeting in December 2008.

(iii)	After adjustments in respect of dividend distributions subsequent to the grant date.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 –	SHARE CAPITAL (CONT.)

C.	Options plans (cont.)

	(1)	(cont.)

The weighted average contractual life of the options outstanding as of December 31, 2008 is 3.56 years. The average estimated fair value of the options was calculated based on the Binomial model based on a report of a third party expert, using the following assumptions:

	Year ended December 31

	2008		2007		2006

Risk free interest rate (%)	3.9-6.5		4.85		4.96
Exercise coefficient	2.3-3.5		2.0		1.66
Contractual term	5		3.67		5
Expected volatility (%)	47.2-57.8		37.3-38.3		37.0-37.45
Expected dividend yield	None		None		None
Forfeited (%)	0-2		2		2
Total cost of benefit (NIS thousand)	13,819	(ii)	15,564	(i)	20,846
Expenses recognized	10,932		19,427		6,650

	(i)	Represent additional cost in respect of the amendment of the option plan in January 2007 (see above).

	(ii)	Include NIS 1,475 thousands in respect of amendment of the exercise price in November 2008 (see above).

(2)

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

The average estimated fair value of the option granted was calculated based on the Black-Scholes model using the following assumptions:

Risk free interest rate (%)	3.8
Expected life of options (years)	3
Expected volatility (%)	35.8
Expected dividend yield	None
Forfeited (%)	None

The cost of benefit inherent in this option plan based on the fair value on the day of their grant amount to NIS 6,832 thousands, which was recorded as an expense in 2006 financial statements.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 –	SHARE CAPITAL (CONT.)

D.	Dividend declared

(1)

On January 17, 2006, the Company distributed to its shareholders a dividend in the amount of NIS 130.0 million (which represents NIS 5.1 per share). Out of that amount: (i) NIS 3.1 million was paid to employees and was recorded as salary expenses in the 2006 financial statements; and (ii) NIS 2.7 million was paid to Elscint in respect of its shareholding in the Company’s stock.

(2)

On April 19, 2007, the Company has distributed a dividend in the amount of NIS 160.9 million (which represents NIS 6.3 per share). Out of the said amount, NIS 0.7 million was paid to employees and was recorded as salary expenses in 2007 financial statements.

	(3)	On June 2, 2008, the Company has distributed a dividend in the amount of NIS 168.0 million (which represents NIS 6.6 per share).

(4)

In January 2007, the Company’s Board of Directors, has adopted a dividend distribution policy (the “Policy”), pursuant to which the Company will distribute a cash dividend of at least 50% of its surpluses accrued by the Company every year, provided such dividend does not exceed 50% of the cash flow accrued by the Company from dividends and repayment of owners’ loans received by the Company from its subsidiaries in that year, all in accordance with the Company’s audited and consolidated annual financial statements. The Company will publish a detailed report with respect to any such distribution under the Policy, at a time close to the publication date of its annual financial statements for the previous year.

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

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 –	ADDITIONAL DETAILS CONCERNING INCOME STATEMENT

		Year ended December 31

		2008	2007	2006

		(in thousand NIS)

A.	Revenues from commercial centers

	Sales of trading property (i)	439,339	2,819,820	286,633
	Rental income and management fees	31,251	43,978	70,135
	Others	53,573	53,818	40,434

		524,163	2,917,616	397,202

	(i) See note 9D.

B.	Revenues from hotel operations and management

	Rooms	244,162	261,397	227,592
	Food, beverage and other services	123,855	116,978	111,497
	Rental of commercial space	16,203	16,852	12,521

		384,220	395,227	351,610

C.	Gains from sale of real estate assets

	Sales of investment property (i)	–	17,800	74,778
	Sales of hotels (ii)	–	44,821	7,016

		–	62,621	81,794

	(i)	2007: See note 14C.
2006: Mainly in respect of purchase price adjustment of Klepierre Stage A transaction executed on July 29, 2005.
	(ii)	2007: See note 13C.
2006: a gain from the sale of the Group’s 33.3% interest in the Sandton Park Plaza hotel in South Africa.

D.	Gains from change of shareholding in subsidiaries

Change of shareholding in PC (i)	49,122	–	667,014
Decrease of shareholding in InSightec (ii)	–	5,310	–

	49,122	5,310	667,014

(i)	2008: see note12B.(2); 2006: see note12B.(1)
(ii)	See note 12A.(5)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 –	ADDITIONAL DETAILS CONCERNING INCOME STATEMENT (CONT.)

		Year ended December 31

		2008	2007	2006

		(in thousand NIS)

E.	Cost of commercial centers

	Direct expenses:
	Cost of trading property sold	232,681	1,492,020	253,941
	Wages and fringe benefits	11,306	9,039	9,623
	Energy costs	8,410	8,901	12,162
	Taxes and insurance	3,280	3,139	2,814
	Maintenance of property and other expenses	23,316	34,364	23,401

		278,993	1,547,463	301,941

	Other operating expenses:
	Wages and fringe benefits	32,599	35,195	22,165
	Stock-based compensation expenses	36,571	44,343	6,647
	Professional services	21,482	23,952	9,853
	Advertising	21,103	23,757	11,992
	Others	35,978	18,892	11,138

		147,733	146,139	61,795

	Depreciation and amortization	6,034	20,651	32,078

		432,760	1,714,253	395,814

F.	Cost of hotel operations and management

	Direct expenses:
	Wages and fringe benefits	113,436	112,821	106,286
	Food and beverages	26,220	22,622	21,349
	Others	96,185	86,774	81,672

		235,841	222,217	209,307

	Other operating expenses:
	Wages and fringe benefits	515	974	1,106
	Management fees and reimbursement expenses (i)	20,477	18,864	16,228
	Business taxes, insurance and lease payments	22,270	21,559	22,427
	Others	22,569	16,182	9,285

		65,831	57,579	49,046

	Depreciation and amortization	53,178	50,267	50,270

		354,850	330,063	308,623

	(i) See note 24 A. (1)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 –	ADDITIONAL DETAILS CONCERNING INCOME STATEMENT (CONT.)

		Year ended December 31

		2008	2007	2006

		(in thousand NIS)

G.	Costs and expenses of medical systems operation

	Direct expenses:
	Wages and fringe benefits	4,999	4,549	5,603
	Stock-based compensation expenses	538	1,178	1,714
	Materials and subcontractors	8,855	9,544	9,738
	Changes in work in process and finished goods	(3,403)	(94)	670
	Others	7,426	9,561	9,891

		18,415	24,738	27,616

	Other operating expenses:
	Wages and fringe benefits	17,602	14,865	14,497
	Stock-based compensation expenses	4,012	5,135	4,860
	Advertising and commissions	6,524	15,408	13,347
	Depreciation and amortization	153	541	483
	Others	8,763	9,266	10,943

		37,054	45,215	44,130

		55,469	69,953	71,746

H.	Cost of fashion merchandise

	Direct expenses:
	Inventories - Opening balance	11,429	10,290	8,034
	Purchases	47,465	31,604	28,886
	Less - Inventories closing balance	18,157	11,429	10,290

		40,737	30,465	26,630

	Other operating expenses:
	Wages and fringe expenses	25,790	16,515	12,874
	Rental, management fee and shops’ maintenance	28,743	20,571	16,967
	Advertising	12,924	6,634	6,146
	Depreciation and amortization	5,907	4,215	3,438
	Others	3,939	1,908	1,779

		77,303	49,843	41,204

		118,040	80,308	67,834

I.	Research and development expenses

	Wages and fringe benefits	36,555	34,410	31,675
	Stock-based compensation expenses	1,530	3,496	5,672
	Materials and subcontractors	13,631	16,402	21,542
	Depreciation and amortization	5,558	6,578	5,965
	Others	11,485	8,673	8,684

		68,759	69,559	73,538

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 –	ADDITIONAL DETAILS CONCERNING INCOME STATEMENT (CONT.)

		Year ended December 31

		2008	2007	2006

		(in thousand NIS)

J.	General and administrative expenses

	Wages and fringe benefits	23,991	73,110	32,931
	Stock-based compensation expenses	9,531	18,724	16,571
	Depreciation and amortization	1,849	1,788	1,171
	Others	19,573	23,370	16,310

		54,944	116,992	66,983

K.	Financial expense

	Interest and CPI linkage on borrowings (i)	444,825	325,298	211,317
	Loss (gain) from foreign currency translation differences (net of exchange results charged to foreign currency translation reserve)	28,262	10,659	(41,029)
	Other financial expenses	15,063	1,390	3,737

	Total financial expenses	488,150	337,347	174,025
	Financial expenses capitalized to qualified assets (ii)	(191,623)	(104,781)	(41,715)

		296,527	232,566	132,310

	(i)

Including results of swap transactions designated as cash flow hedge. In addition interest on debentures measured at FVTPL in the amount of NIS 73 million, NIS 13 million and NIS 0 for the years ended December 31, 2008, 2007 and 2006 respectively.

	(ii) The rate applicable to non-specific credit	9.3%	7.8%	5.3%

L.	Financial incomes

	Interest on deposits and receivables	144,513	101,844	51,414
	Loss from foreign currency translation differences	(9,235)	(28,551)	(32,204)

		135,278	73,293	19,210

M.	Change in fair value of financial instruments at FVTPL

	Change in fair value of embedded derivative	2,899	5,303	(11,857)
	Change in fair value of financial instruments measured at FVTPL (mainly debentures)	170,001	(17,330)	–
	Change in fair value of swap derivatives	95,668	12,531	–
	Gain (loss) on marketable securities	(43,324)	17,843	1863
	Currency transactions	–	–	4,508

		225,244	18,347	(5,486)

N.	Other expenses, net

	Loss from disposition of assets and liabilities	2,498	6,270	11,970
	Impairment of real estate assets other property and other receivables (i)	50,568	30,286	59,556
	Initiation expenses (ii)	21,280	7,623	2,337
	Others, net	(5,549)	(5,946)	3,185

		68,797	38,233	77,048

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 –	ADDITIONAL DETAILS CONCERNING INCOME STATEMENT (CONT.)

	N.	Other expenses, net (cont.)

(i)

The economic and financial crisis in the world markets during the second half of 2008, which caused a decrease in the excepted operating results of the Group’s real estate assets (including mainly hotels and other assets within the property plant and equipment, and commercial centers within trading property) in addition to the increase in the yield rates applying to these real estate assets, have lead the Group to reexamine its investments in its real estate assets and its other property. As a result, the Group included in these financial statements an impairment loss of NIS 8.3 million in respect of its trading property, NIS 20.8 million in respect of its property plant and equipment; NIS 7.8 million in respect of its investment property and NIS 13.7 million in respect of long term receivable.

		(ii)	2007 and 2008 - Includes mainly cost and expenses in respect of the Group’s operations in India.

			Year ended December 31

			2008	2007	2006

			(in thousand NIS)

O.	Earnings per share

	1.	Basic earning per share:

		The earnings and weighted average number of ordinary shares used in the calculation of the basic earning per share are as follows:

		Profit (loss) from continuing operations	(108,648)	529,459	475,139

		Profit from discontinued operation	4,934	10,289	35,664

		Weighted average number of shares used in computing basic earnings per share (thousands)	25,455	25,454	25,232

	2.	Diluted earning per share:

		The earnings and weighted average number of ordinary shares used in the calculation of the diluted earning per share are as follows:

		Profit (loss) from continuing operations	(109,511)	522,876	475,139

		Profit from discontinued operation	4,934	10,289	35,664

		Weighted average number of shares used in computing diluted earnings per share (thousands)	25,455	25,917	25,240

		Effect of diluted options on the number of shares (thousands)	–	463	8

The earnings used in the calculation of all diluted earnings per share are same as those for the equivalent basic earnings per share measures, as outlined above.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 –	RELATED PARTIES

	A.	Transactions

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and therefore are not disclosed in this note.

	(1)	Components:

	a.	Benefits to key management personnel

		Year ended December 31

		2008	2007	2006

		(in thousand NIS)

	Salaries, management fees, directors’ fees and bonuses (i)	2,132	61,770	22,657
	Post employment benefits	1,332	490	242
	Termination benefits	–	380	–
	Amortization of stock based compensation expenses	16,690	31,665	11,917

		20,154	94,305	34,816

b.	Project expenses (coordination, supervision and aviation services) - charged, mainly to cost of trading property and property plant and equipment (ii)	99,407	73,747	38,691

	(i)	2008: Net after adjustment of bonus provisions accrued in 2007 to the Company’s directors in the amount of NIS 6.1 million. See sections (4) and (5) below.

	(ii)	See note 24A.(2)

(2)

On May 31, 2006 the general shareholders’ meeting approved a service agreement with a company controlled (directly or indirectly) by its executive chairman of the board (the “Management Company” and the “Chairman” respectively) according to which, the Management Company will provide the Company with executive chairman services (the “Services”). The Management Company may provide the Services to private subsidiaries and/or affiliates of the Company. In accordance with the term of the agreement, the Services will be provided by the Chairman only, as an employee of the Management Company and the Chairman will devote at least 80% of his time, skills and efforts to his position as Chairman of the Company. The control over the Management Company will not be changed during the term of the agreement. In consideration for the Chairman’s services the Company will pay the Management Company a monthly amount of $50,000 (NIS 190,000) as well as reimbursement of direct expenses incurred directly with the provision of the Services. The Company will provide the Management Company with an appropriate vehicle and shall bear all costs and expenses in connection with such vehicle.

In accordance with the terms of the service agreement, the Management Company will be the sole employer of the Chairman and no employer-employee relationship will exist between the Chairman and the Company. The Management Company has agreed to indemnify the Company with respect to any amount, rights or benefits the Company would be required to pay the Chairman including legal fees, in connection with any determination by the labor court and/or any other competent authority that the Chairman was or is an employee of the Company during the term of the agreement. The agreement is for a five-year term commencing retroactively on August 1, 2005. The Chairman has guaranteed all of the Management Company’s obligations as far as they relate to it and has further guaranteed the Management Company’s indemnification undertakings and responsibility for damages.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 –	RELATED PARTIES (CONT.)

	A.	Transactions (cont.)

(3)

On November 1, 2007, the Company’s shareholders meeting approved a service agreement between PC and the Chairman, according to which, the Chairman will serve as PC’s executive chairman in consideration of monthly salary of $25,000 (NIS 95,000) as well as reasonable expenses incurred by the Chairman in the performance of his duties under the service agreement. The salary will be reviewed by PC’s board of directors each year and may be increased at the discretion of PC’s board and subject to applicable law. The Chairman has waived his right to any entitlement to severance pay under the Israeli Severance Pay law and social benefit. The service agreement will commence with retroactive effect as of October 26, 2006. Each party may terminate the service agreement by a-12 month prior notice.

(4)

On November 1, 2007 the Company’s shareholders approved an annual bonus payment for the Chairman which will be calculated, as follows: (i) 0% of the first NIS 100 million of Profits (as defined below); (ii) 2.5% of Profits between NIS 100 million and NIS 125 million; (iii) 3% of Profits between NIS 125 million and NIS 150 million; and (iv) 3.5% of Profits exceeding NIS 150 million. The annual bonus is payable with respect to the years year ended December 31, 2006 and for each fiscal year thereafter for so long as the Chairman serves as a director or officer of the Company or any of its subsidiaries.

For the purpose of determining the annual bonus, in accordance with resolutions of the Company’s audit committee and board of directors of May 29,2008 and also based on legal advice received, “Profits” for any year shall mean profit of the Company before taxes, as disclosed in the Company’s annual audited consolidated financial statements for that year minus profits (losses) before tax attributed to the minority shareholders and minus such losses (before taxes and after deduction of profits (losses) attributed to the minority shareholders) as disclosed on the Company’s annual consolidated audited financial statements for all years commencing 2007, that had not already been deducted for the purpose of calculating of such annual bonus for any previous year. Such resolution shall be applied, retroactively, to bonuses payable in respect of the year 2007 and thereafter. Accordingly, the Company has adjusted, in these financial statements, provisions for bonuses accrued in 2007 in the amount of NIS 2.4 million.

Notwithstanding the above, the annual bonus to be granted to the Chairman shall not exceed NIS 18.0 million.

(5)

On May 31, 2006, the Company’s shareholders approved bonus payments for the fiscal years commencing 2006to two of the Company’s directors, which will be calculated, as follows: (i) 0.75% of the first NIS 125 million of Profits (as defined below); (ii) 0.875% of Profits between NIS 125 million and NIS 150 million; and (iii) 1% of Profits exceeding NIS 150 million. Within the framework of an agreement executed with one of the two directors mentioned above regarding resignation from certain positions within the Group, which were approved by the Company’s shareholders on November 1, 2007 (see section 11 below), the director will be entitled to such bonus payments in respect of the years 2007 and 2008.

For the purpose of determining the annual bonus, in accordance with the resolutions of the Company’s audit committee and board of directors of May 29, 2008 and also based on legal advice received, “Profits” for any year, shallmean profit of the Company before taxes, as disclosed in the Company’s annual consolidated audited financial statements for that year minus profits (losses) before tax attributed to the minority shareholders. Such resolution shall be applied, retroactively, to bonuses payable in respect of the year 2007 and thereafter. Accordingly, the Company has reversed, in these financial statements, provisions for bonuses accrued in 2007 in the amount of NIS 3.7 million.

		(6)	Shares and warrants issued to related parties - see notes 12A.(6), 12 B.(4) and 25C.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 –	RELATED PARTIES (CONT.)

	A.	Transactions (cont.)

		(7)	a.

The directors and officers of the Company and of companies, in which the directors serve on behalf of the Company, are covered by insurance of up to $40.0 million per occurrence and in the aggregate during the duration of the policy. The first layer of such policy in the amount of $10.0 million shall also cover the liability of directors and officers of EIL and its subsidiaries. The coverage is within the framework of a joint insurance policy for the EIL Group companies. The allocation of the insurance costs between the Company and its subsidiaries (90%) and EIL (10%) was approved by the Company’s shareholders meeting. The aggregate annual premium to be paid with respect to the said policy shall no exceed $237,000. The shareholders also approved the renewal and/or extension of the said policy and the purchase of other D&O policy, provided that the coverage will not exceed the amount described above and that the premium will not exceed an amount representing an increase of 20% as compared to the previous year. The shareholder’s meeting of December 2008 approved the coverage of liability of the Chairman under the above insurance policy.

b.

PC’s Directors and Officers (including the Company’s directors who are non-controlling shareholders of the Company) are covered through September 2012 by Public Offering of Securities Insurance of up to $5.0 million for losses arising under the prospectus filed by PC in October 2006 (see note 12B.(1)). Such coverage was approved by the Company’s shareholders’ meeting.

		(8)	As for directors’ indemnification - see note 24C.

(9)

On January 17, 2008 the Company’s shareholder’s meeting approved an agreement with the Company’s executive vice chairman of the board (“VC”) according to which the Company has undertaken to allot the VC 5% (five percent) of the aggregate issued and outstanding share capital in each entity through which the Group (excluding operations of PC and its investees) will conduct its operations in India and in Asia (the “Investment Vehicle”) during the Sourcing Period (as defined below). In the event the Investment Vehicle is not wholly owned by the Group, the VC will be allotted that number of shares equal to 5% of the issued and outstanding share capital in such Investment Vehicle held by the Group (“VC Shares”).

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

The VC’s right to receive the shares in each Investment Vehicle will be subject to vesting over a three-year period, whereby as of the balance sheet date the right to receive 80% of the VC shares have already vested and the right to receive 20% of the VC Shares will vest on March 31, 2009. The right to receive the VC Shares in any Investment Vehicle in which the Group or any of its affiliates obtains equity rights after March 31, 2009 shall vest immediately.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 –	RELATED PARTIES (CONT.)

	A.	Transactions (cont.)

		(9)	(cont.)

The Group’s obligation to issue the VC Shares shall apply to all the Group’s operations (excluding operations of PC and its investees) initiated in the Territory since the Group has commenced its operations in India and shall remain in effect until the date 30 months after the VC ceases, for any reason, to devote, in the aggregate, a substantial part of his time and attention to the sourcing activities (the “Sourcing Period”). The agreement includes tag -along rights, preemptive rights and registration rights in favor of the VC and transfer restrictions, right of first refusal and drag -along rights in favor of the Group.

(10)

On October 27, 2006, PC has entered into an agreement with the Company’s executive vice-chairman of the board (“VC”) with responsibility for its operations in India, under which the VC will be entitled to receive options (“the Options”) to acquire up to 5% of the holding company through which PC will carry out its operations in India. However, where considered appropriate and by agreement, the VC will be entitled to take up a 5% interest in specific projects, in which case necessary adjustments will be made at the holding company level. PC and the VC will agree on the form of the Option for each acquisition, taking into account taxation, securities laws and regulations applicable to either party or their respective affiliates, and other considerations of the respective parties. If the VC exercises all of his Options (5%) at the holding company level, his right to take up interests on a project by project basis will elapse. The Options will be subject to vesting over a three-year period. As of the balance sheet date the 80% of the options (4% of the holding company) are vested and the remaining will vest on March 31, 2009. If the VP elects to take up Options in a specific project which commences after any of the vesting dates specified above, an immediate vesting will be allowed in respect of Options which would have vested as of the above dates. The Options may be exercised at any time, at a price equal to PC’s net equity investment made in the projects as at the Option exercise date plus interest at the rate of LIBOR plus 2% per annum from the date of the investment until the Options exercise date (“Exercise Price”).

The VC has cash-in right to require PC to purchase shares held by him following the exercise of the Options, at a price to be determined by an independent appraiser. In addition, the VC has the right to pay the Exercise Price on a partial exercise of Options by way of the surrender to PC of Options valued at the Exercise Price of the exercised Options. The agreement includes tag-along rights and a right of first refusal. If PC sells its shares in the holding company to a third party, the VC’s Options will not be affected. However, if a new investor is allotted shares in the holding company, the VC’s Options will be diluted pro-rata.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 –	RELATED PARTIES (CONT.)

	A.	Transactions (cont.)

		(10)	(cont.)

The VC and PC have agreed to enter into a new agreement in substantially the same terms and conditions as the agreement described in item (9) above (the “New Agreement”) which will replace and supersede the previous agreement. The New Agreement shall enter into effect following the receipt of the approval of the Company’s shareholders and the approval of PC’s relevant bodies as required under applicable law. However, in the event the New Agreement is not approved by the relevant bodies of the Company and PC, as discussed above, the previous agreement shall remain in effect.

The agreement was approved by the Company’s shareholders meeting on January 17, 2008. As of the balance sheet date, a liability of NIS 5.8 million was recorded in the consolidated financial statements in respect of this arrangement.

(11)

On November 1, 2007, the Company’s shareholder’s meeting approved two separate agreements entered into between each Elscint and the Company and a former director of the Company who served in various executive positions within the Company and companies under its control regarding the director’s resignation from her employment from certain positions within the Group. The agreement with Elscint provides that the director will resign from its positions in Elscint effective February 7, 2007 and will enjoy the same payments and benefits from the date of resignation till March 31, 2008, of which part constitutes unexploited vacations days and part an agreed adjustment period. In addition Elscint will pay to the director tuition fee in the amount of $47,000 and shall bear all tax expenses associated with such payment. Furthermore, the director will be entitled to annual bonus in respect of 2007 and 2008 which will be calculated in accordance with the bonus payment methodology described in item 5 above.

The agreement with the Company provide that the director will be entitled to (i) all of the 75,000 options granted to the director within the Company’s incentive plan; and (ii) all of 250,000 options granted to the director within the framework of PC’s incentive plan; and same regardless of her continuing employment and/or services as a director in the Company, PC or any other companies controlled by it. The Company and Elscint each undertook to continue to purchase directors and officers liability insurance policy to the director for a period of 7 years from the last day upon which the director served as a director or officer of the Company and/or Elscint.

	B.	Balances

	Year ended December 31

	2008	2007

	(in thousand NIS)

Assets:
Receivables and other debit accounts	8,113	8,060
Deposit, loans and other long-term receivables	1,082	1,082

	9,195	9,142

Liabilities:
Payables and other credit accounts	4,630	15,360
Liability to the Company’s vice chairman (see 10 above)	5,859	4,312
Benefits payable to key management personnel	10,909	42,173

	21,398	61,845

C.	Commitments - see note 24A.(2)

D.	Liens and guarantees - see notes 24C.(6) and 11B.(6).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 –	BUSINESS AND GEOGRAPHIC SEGMENTS

As for description of the Group’s segments- see note 1B.

	A.	Data regarding business segments

Year ended December 31, 2008

	Commercial and entertainment centers (i)	Hotels	Image guided treatment	Residential	Other activities	Total

	( I n t h o u s a n d N I S)

Year ended December 31 2008:
Revenues	568,895	387,776	38,076	834	(ii)102,736	1,098,317

Operating income (loss) by segment	119,438	19,251	(86,152)	(10,598)	(42,297)	(358)

Share in losses of associates, net	(4,954)				(7,998)	(12,952)

Less - unallocated general and administrative expenses						(54,944)
Financial income, net						63,995

Loss before income taxes						(4,259)
Income taxes						24,736

Loss from continuing operations						(28,995)
Profit from discontinued operation						4,934

Loss for the year						(24,061)

Purchase cost of segment (tangible and intangible) assets	1,279,969	185,984	1,101	522,026	28,012

Depreciation and amortization of segment assets	6,034	53,178	5,711		5,907

Provision for impairment	8,248	12,234

December 31 2008:
Total segment assets	2,973,941	1,647,085	27,378	806,988	83,710	5,539,102

Investment on the equity basis	996				45,659	46,655

Unallocated assets						3,105,955

						8,691,712

Segment liabilities	287,398	89,607	66,381	3,483	33,640	480,509

Unallocated liabilities						5,773,420

						6,253,929

(i)	Includes mainly sales of trading property.
(ii)	In respect of fashion apparel sales.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 –	BUSINESS AND GEOGRAPHIC SEGMENTS (CONT.)

	A.	Data regarding business segments (cont.)

Year ended December 31, 2007

	Commercial and entertainment centers (i)	Hotels	Image guided treatment	Other activities	Total

	( I n t h o u s a n d N I S)

Year ended December 31 2007:
Revenues	2,935,416	440,048	54,958	(iii)68,139	3,498,561

Operating income (loss) by segment	1,199,370	92,728	(84,555)	(11,351)	1,196,192

Share in losses of associates, net	(107)			(12,560)	(12,667)

Less - unallocated general and administrative expenses					(116,992)
Financial expenses, net					(140,926)

Profit before income taxes					925,607
Income taxes					16,288

Profit from continuing operations					909,319
Profit from discontinued operation					10,289

Profit for the year					919,608

Purchase cost of segment (tangible and intangible) assets	2,297,113	277,426	13,275	286,693

Depreciation and amortization of segment assets	20,685	50,309	7,601	4,242

Provision for impairment	13,419	14,061		2,806

December 31 2007:
Total segment assets	3,560,460	1,821,722	30,825	(ii)453,513	5,866,520

Investment on the equity basis	6,388			51,674	58,062

Unallocated assets					2,523,066

					8,447,648

Segment liabilities	421,659	114,534	78,810	21,428	636,431

Unallocated liabilities					4,582,215

					5,218,646

(i)	Includes mainly sales of trading property.
(ii)	Includes mainly plots acquired in India which were presented as of December 31,2007 as an investment property.
(iii)	In respect of fashion apparel sales.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 –	BUSINESS AND GEOGRAPHIC SEGMENTS (CONT.)

	A.	Data regarding business segments (cont.)

Year ended December 31, 2006

	Commercial and entertainment centers (i)	Hotels	Image guided treatment	Other activities	Total

	( I n t h o u s a n d N I S)

Year ended December 31 2006:
Revenues	1,138,994	358,626	85,824	(ii)58,035	1,641,479

Operating income (loss) by segment	704,276	25,693	(61,234)	(21,860)	646,875

Share in (income) losses of associates, net	(828)			1,563	735

Less - unallocated general and administrative expenses					(66,982)
Financial expenses, net					(118,585)

Profit before income taxes					462,043
Tax benefit					(1,787)

Profit after income taxes					463,830
Profit from discontinuing operations					35,665

Profit for the year					499,495

Purchase cost of segment (tangible and intangible) assets	594,742	176,007	280	8,921

Depreciation and amortization of segment assets	27,942	49,519	4,737	3,439

Provision for impairment	31,601	22,057

December 31 2006:
Total segment assets	1,703,197	1,716,915	49,986	32,850	3,502,948

Investment on the equity basis	6,388			49,072	55,460

Unallocated assets					2,727,217

					6,285,625

Segment liabilities	100,301	100,740	77,059	11,407	289,507

Unallocated liabilities					3,701,887

					3,991,394

(i)	Includes mainly sales of trading property and gain from decrease in the Group shareholding in PC.
(ii)	In respect of fashion apprel sales.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 –	BUSINESS AND GEOGRAPHIC SEGMENTS (CONT.)

	B.	Data regarding geographical segments

	Revenues by geographical markets

	Year ended December 31

	2008	2007	2006

	(in thousand NIS)

East and central Europe	669,740	3,006,192	1,118,975
West Europe	305,660	353,245	342,492
Israel	102,736	96,875	118,558
Others	20,181	42,249	61,454

	1,098,317	3,498,561	1,641,479

	Purchase cost of segment (tangible and intangible) assets

	Year ended December 31

	2008	2007	2006

	(in thousand NIS)

East and central Europe	1,385,863	2,352,034	616,670
West Europe	73,858	22,260	98,424
Israel	31,371	103,331	27,419
India	525,999	343,449	37,437

	2,017,091	2,821,074	779,950

	Segment assets

	December 31

	2008	2007

	(in thousand NIS)

East and central Europe	3,517,123	3,955,535
West Europe	917,673	1,213,603
Israel	190,921	166,103
India	957,831	585,691
Others	2,182	3,650

	5,585,730	5,924,582

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29 –	DISCONTINUED OPERATION

Following the sale of the diagnostic ultrasound activity by the Company and the sale of the Nuclear Medicine (NM), Magnetic Resonance Imaging (MRI) and Computerized Tomography (CT) activities by Elscint, the Group’s core activity in these areas was terminated. The results from these operations have therefore been presented in the statements of operations, as discontinued operation. Balances included in the statement of operations and/or dispositions in balance sheet items through the reported years, reflect primarily settlements or resolution of disputes and/or lawsuits and/or certain claims relating to the ultrasound, NM, CT and MRI businesses and the ultimate sale thereof. The liabilities included in the discontinued operations include mainly provisions for demands and claims of third parties in respect of discontinued operation. The following table states composition of income and expenses relating to the discontinued operation:

	Year ended December 31

	2008	2007	2006

	(in thousand NIS)

Other income, net	4,879	8,329	31,392
Financial income, net	270	1,960	4,273
Income taxes	(215)	–	–

Net income from discontinued operation	4,934	10,289	35,665

NOTE 30 –	FINANCIAL INSTRUMENTS

	A.	Principal accounting policies

The principal accounting policies adopted by the Group in respect of financial instruments and equity components including recognition criteria, measurement and charges to the statement of income are included in note 2.

	B.	Balances of financial instruments by categories

(1) Composition:

	December 31

	2008	2007

	(in thousand NIS)

Financial assets
Cash and cash equivalents	1,690,433	1,416,710
Loans and receivables	507,021	1,734,871
Financial assets held for trading	170,692	542,294
Available for sale financial instruments	45,599	–
Held to maturity financial instruments	385,755	56,196
Financial assets designated at fair value through profit and loss	52,253
Derivative financial assets at fair value through profit and loss	107,657	12,609
Derivative financial instruments designated for cash flow hedge	–	16,632

	2,959,410	3,779,312

Financial Liabilities
Derivative financial liabilities at fair value through profit and loss	24,518	55,794
Financial liabilities designated at fair value through profit and loss	957,526	340,474
Derivative financial instruments designated for cash flow hedge	37,534	–
Financial liabilities at amortized cost	5,022,935	4,602,841

	6,042,513	4,990,109

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 –	FINANCIAL INSTRUMENTS (CONT.)

	B.	Balances of financial instruments by categories(cont.)

		(2)	Additional information:

		a.	As for financing income and expenses resulting from the aforementioned financial instruments –see note 26K.,L&M.

b.

The total change in fair value which is attributable to the change in the credit risk of PC’s debentures for the year ended December 31,2008 amount to NIS 230 million. (2007: There is no material change in fair value attributable to the change in the credit risks of PC’s debentures.

		c.	The total aggregate principal amount (including linkage to the Israeli CPI) of PC’s debentures as of December 31,2008 and 2007 is NIS1,156 million and NIS313 million, respectively.

C.	Management of financial risks

The operations of the Group exposes it to risks that relate to various financial instruments, such as: market risks (including currency risk, fair value risk with respect to interest rates, cash flow risk with respect to interest rates and other price risk), credit risk and liquidity risk. The comprehensive risk management program of the Group focuses on actions to minimize the possible negative effects on the financial performance of the Group. In certain cases the Group uses derivatives and non-derivative financial instruments in order to hedge certain risk exposures.

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

The Group has international activities in many countries and therefore it is exposed to foreign currency risks as a result of fluctuations in the different exchange rates. Foreign currency risks are derived from transactions executed and/or financial assets and liabilities held in currency which is different than the functional currency of the Group’s entity which executed the transaction or hold these financial assets and liablities. In order to minimize such exspsure the Group policy is to hold financial assets and liablities in a currency which is the functional currency or the Group’s entity. The Company’s functional currency is the NIS and its invstees use different functional currencies (mainly the Euro, GBP,US Dollar and the RON). In addition, part of the Company’s long term loans (mainly Euro and US Dollar) are used as hedge to the Company’s investments in foreign operations. As for foreign currency risk in respect of PC debdntures, for which PC executed swap transactions in order to hedge such risk, see C.(4) below.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 –	FINANCIAL INSTRUMENTS (CONT.)

	C.	Management of financial risks (cont.)

		(1)	Foreign currency risk (cont.)

The following tables details senstivity analysis to a change of 10% in the Group’s main foreign currencies against their relevant functional currency and their effect on the statements of income and the shareholders’ equity (before tax and before capitlizing any exchange results to qualfied assets):

As of December 31, 2008:

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)

				In thousand NIS

Assets
Cash and deposits	NIS	US Dollar	+10%	13,379
Cash and deposits	NIS	Euro	+10%	3,077

				16,456

Financial liablities
Loans at amortized cost	NIS	US Dollar	+10%	(12,639	)(i)
Loans at amortized cost	NIS	Euro	+10%	(22,740	)(i)
Debentures at amortized cost	NIS	US Dollar	+10%	(5,570)
Loans at amortized cost	RON	Euro	+10%	(24,399)
Loans at amortized cost	RON	US Dollar	+10%	(4,149)

				(69,497)

As of December 31, 2007:

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)

				In thousand NIS

Assets
Cash and deposits	NIS	US Dollar	+10%	27,030
Cash and deposits	NIS	Euro	+10%	7,973

				35,003

Liablities
Loans at amortized cost	NIS	US Dollar	+10%	(12,786	)(i)
Loans at amortized cost	NIS	Euro	+10%	(24,318	)(i)
Debentures at amortized cost	NIS	US Dollar	+10%	(5,788)
Loans at amortized cost	RON	Euro	+10%	(26,024)
Loans at amortized cost	RON	US Dollar	+10%	(4,236)

				(73,152)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 –	FINANCIAL INSTRUMENTS (CONT.)

	C.	Management of financial risks (cont.)

(1) Foreign currency risk (cont.)

As of December 31, 2006:

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)

				In thousand NIS

Assets
Cash and deposits	NIS	US Dollar	+10%	25,766

Liablities
Loans at amortized cost	NIS	US Dollar	+10%	(14,102	)(i)
Loans at amortized cost	NIS	Euro	+10%	(34,519	)(i)
Debentures at amortized cost	NIS	US Dollar	+10%	(6,219)
Loans at amortized cost	RON	Euro	+10%	(2,604)
Loans at amortized cost	RON	US Dollar	+10%	(4,647)

				(62,091)

(i)	The effect of the exchange rates results in respect of these financial liablities is offset agianst the exchange rate resulting from investments in forigen opertions with the same functional currency.

(2)	Price risk

Marketable securities

The Company invests in marketable securities based on the investment policy adopted by the Company’s investment committee. In accordance with the said policy the Company will invest up to NIS 500.0 million through several Israeli investment institutions. The portfolio investment will be divided as follow: up to 15% in shares and the remaining in government bonds and corporate bonds with a rating of at least A on a local scale. In addition the portfolio may not include investment in derivative instruments and trust funds.

Embedded derivative

The Group is committed to pay to a financing bank additional exit fee in the event of cash distributions deriving from the sale, disposal, refinancing of the hotels which were financed by the bank loan funds or in the event of other repayment of the loan (“Transaction”). The exit fee will be calculated as the amount equivalent to 15% of the difference between the market value of the hotels as determined in such Transaction and the current agreed value of the hotels (see note 24A.(3)). The embedded derivative is measured at fair value at each balance sheet date based on the Black-Schools model. One of the most significant parameter which influences the fair value of the embedded derivative is the market value of the underlying assets (i.e. the value of the hotels which were financed by the loan).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 –	FINANCIAL INSTRUMENTS (CONT.)

	C.	Management of financial risks (cont.)

(2) Price risk (cont.)

The following table details senstivity analysis to changes in market prices and/or fair value and their effect on the statements of income (before tax):

		Profit (loss)
	Scope of price change %
		Year ended December 31

		2008	2007	2006

		(in thousand NIS)

Increrase in the prices of marketable securities held for trade	+10%	17,069	54,229	12,499
Increrase in the fair value of the underlying assets used for the calculation of the embedded derivative’s fair value	+5%	(3,415)	(5,349)	(6,741)

		13,654	48,880	5,758

(3)	Credit risk

The Group holds cash and cash equivalents, short term investments and other long- term investments in financial instruments(mainly investments in Notes of foreign financial institutions- see note 10A.) in various reputable banks and financial institutions. These banks and financial institutions are located in different geographical regions, and it is the Group’s policy to disperse its investments among different banks and financial institutions. The maximum credit risk exposure of the Group is approximate to the financial assets presented in the balance sheet.

Due to the nature of their activity, the Group companies, which operates at the hotels, the image guided and the fashion merchandise business, are not materially exposed to credit risks stemming from dependence on a given customer. The Group companies examine on an ongoing basis the credit amounts extended to their customers and, accordingly, record a provision for doubtful debts based on those factors they consider having an effect on specific customers. Trade account receivable as of December 31, 2007 includes balance due from buyer of trading property in the amount of NIS 1,476 million, which as of that date was secured by non refundable bank guarantee provided to the Group by the debtor and therefore the Group was not exposed to a significant risk from such trade receivable. This amount was fully repaid during 2008. As of December 31, 2008 the Group’s trade receivables does not include any significant amounts due from buyers of trading property.

(4)	Interest rate risk

Fair value risk

A significant portion of the Group’s long term loans and debentures bearing a fixed interest rate and are therefore exposed to change in their fair value as a result of changes in the market interest rate. The vast majority of these loans and debentures are measured at amortized cost and therefore changes in the fair value will not have any effect on the statement of income. In addition, the Group has invested in financial Notes (see note10A.) which are classified as held to maturity, and therefore change in the fair value of these financial Notes will not have any effect on the statement of income. The fair value of these financial instruments is presented in Item D (3) below.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 –	FINANCIAL INSTRUMENTS (CONT.)

	C.	Management of financial risks (cont.)

		(4)	Interest rate risk (cont.)

PC’s series A and B debentures are linked to the Israeli CPI and bear a fixed interest rate of 5% to 5.4% per annum. Consistent with its risk management policies, PC entered, into Cross currency interest rate swap transactions, according to which PC will pay an interest equal to the Euribor plus a margin of 2.19% to 3.62% and will receive the same interest of the debentures linked to the Israeli CPI with the same amortization schedule as the debentures. The derivatives are measured at fair value with changes in the fair value are charged to the statements of income. The debentures are designated at fair value through profit and loss since it significantly reduces a measurement inconsistency with the said derivative. The debentures and the derivative associated to it(i.e. the swap transactions) are mainly exposed to changes in the Euro/NIS exchange rate, the Israeli consumer Price Index and the market interest rates.

Set forth is an analysis of the net change in the fair value of the debentures and the derivatives. This analysis assumes that in each case all other parameters affecting the derivatives and the debentures fair value remain constant:

	Scope of price change %	Profit (loss)

		Year ended December 31

		2008	2007	2006

		(in thousand NIS)

Devaluation of the NIS against the Euro	(i )	(51,421)	(385)	–

Change in the Israeli CPI	+2%	11,580	164	–

Change in the market interest rate	+1%	(32,001)	679	–

(i)	December 31, 2008: +20%; December 31, 2007: +5%

Cash flow risk

a.

Part of the Group’s long term borrowings as well as long term loans receivable are bearing variable interest rate. Cash and cash equivalent, short term deposits and short term bank credits are mainly deposited in or obtained at variable interest rate. Change in the market interest rate will affect the Group’s finance income and expenses and its cash flow. In certain cases the Group uses interest rate swap transaction in order to swap loans with a variable interest rate to fixed interest rate.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 –	FINANCIAL INSTRUMENTS (CONT.)

	C.	Management of financial risks (cont.)

		(4)	Interest rate risk (cont.)

a. (cont.)

The following table presents the effect of an increase of 2% in the Libor rate with respect to financial liabilities which are exposed to cash flow risk (before tax and before capitalization to qualifying assets):

	Profit (loss)

	Year ended December 31

	2008	2007	2006

	(in thousand NIS)

Loans, debentures and convertible debentures linked to the US dollar	(5,889)	(12,714)	(7,693)
Loans and debentures linked to the Euro(i)	(48,303)	(13,627)	(16,478)
Loans linked to the NIS	(674)	(127)	(4,575)

	(54,866)	(26,468)	(28,746)

(i)	In respect of PC’s debentures which are linked to the Israeli CPI and for which PC has executed swap transactions in order to exchange the interest to variable interest rate (see note 10A.(vii).

b.

As of the balance sheet date the Group holds investments in financial Notes in the amount of NIS 386 million which bear an interest of 11.5%-12% per annum, and which is payable only if the margin between the 30 years Euro swap interest rate and the 10 years Euro swap interest rate (measured on a daily basis) is higher than the margin stated in the agreement. Therefore, the Group is exposed to non payment of interest on these Notes in the event that the aforementioned condition is not met. A decrease of 5% in the annual effective interest rate on the Notes will lead to a decrease in the Group’s financing income and its cash flow for the year ended December 31,2008 in the amount of NIS19.3 million.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 –	FINANCIAL INSTRUMENTS (CONT.)

	C.	Management of financial risks (cont.)

(5) Liquidity risk

The following table presents the cash flow of financial liabilities (principal and interest) in accordance with the contractual repayment dates:

As of December 31, 2008:

	1st year	2nd year	3rd year	4th year	5th year	6th year and thereafter	Total

	I n t h o u s a n d N I S

Borrowing with fixed interest rate
Loans linked to Euro	189,596	–	–	–	–	–	189,596
Loans Linked to the GBP	48,713	47,326	549,712	–	–	–	645,751
Debentures linked to the Israeli CPI	230,990	349,679	336,161	329,581	399,253	1,255,696	2,901,360

	469,299	397,005	885,873	329,581	399,253	1,255,696	3,736,707

Borrowing with variable interest rate
Loans linked to the Euro(i)(iii)	514,322	264,738	36,873	36,622	36,370	767,768	1,656,693
Debentures linked to the Euro(ii)	54,163	89,272	235,485	225,539	215,587	475,971	1,296,017
Loans linked to the NIS(i)	19,544	15,876	–	–	–	–	35,420
Loans linked to the US Dollar	45,984	76,040	–	–	–	–	122,024
Debentures linked to the US Dollar	7,919	13,283	12,819	12,354	11,890	5,829	64,094
Convertible debentures linked to the US Dollar	54,506	871	20,216	–	–	–	75,593

	696,438	460,080	305,393	274,515	263,847	1,249,568	3,249,841

Total	1,165,737	857,085	1,191,266	604,096	663,100	2,505,264	6,986,548

(i)

Includes loans in the amount of NIS 304 million with a contractual maturity date on January 1, 2010 and which, in accordance with the provisions of the agreements, have a mechanism to accelerate the repayment of the loans in certain events as stipulated in the agreements. See also note 20D.& E.

(ii)	In respect of PC’s debentures which are linked to the Israeli CPI and for which PC has executed swap transactions in order to exchange the debentures linkage currency into Euro.(see 10 A.(vii).
(iii)	Include loans in the amount of NIS 392 million, in respect of the which the Group is not in compliance with certain covenants included in the loan agreements, see note 24D.(3)a.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 –	FINANCIAL INSTRUMENTS (CONT.)

	C.	Management of financial risks (cont.)

		(5)	Liquidity risk (cont.)

As of December 31, 2007:

	1st year	2nd year	3rd year	4th year	5th year	6th year and thereafter	Total

	I n t h o u s a n d N I S

Borrowing with fixed interest rate
Loans linked to Euro	13,669	200,012	–	–	–	–	213,681
Loans Linked to the GBP	67,669	66,812	65,954	753,233	–	–	953,668
Debentures linked to the Israeli CPI	114,614	168,669	287,570	319,150	309,861	1,696,177	2,896,041

	195,952	435,493	353,524	1,072,383	309,861	1,696,177	4,063,390

Borrowing with variable interest rate
Loans linked to the Euro	100,566	306,598	61,300	58,891	56,482	267,698	851,535
Debentures linked to the Euro(i)	21,519	21,519	28,246	27,771	27,296	304,494	430,845
Loans linked to the NIS	420	6,365	–	–	–	–	6,785
Loans linked to the US Dollar	49,589	76,921	–	–	–	–	126,510
Debentures linked to the US Dollar	4,487	8,236	15,436	14,538	13,641	20,840	77,178
Convertible debentures linked to the US Dollar	5,747	57,666	1,550	20,724	–	–	85,687

	182,328	477,305	106,532	121,924	97,419	593,032	1,578,540

Total	378,280	912,798	460,056	1,194,307	407,280	2,289,209	5,641,930

(i)

in respect of PC’s debentures which are linked to the Israeli CPI and for which PC has executed swap transactions in order to exchange the debentures linkage currency into Euro and to variable interest rate in Euro

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 –	FINANCIAL INSTRUMENTS (CONT.)

	C.	Management of financial risks (cont.)

		(6)	Consumer Price Index (“CPI”) risk

A significant part of the Group borrowings consist of debentures raised by the Company’s in the TASE (excluding PC’s debentures for which PC’s PC has executed swap transactions in order to exchange the debentures linkage currency into Euro.(see 10 A.(vii).) and which are linked to the increase in the Israeli CPI above the base index at the date of the debentures issuance. An increase of 3% in the Israeli CPI will cause an increase in the Group finance expenses for the years ended December 31, 2008, 2007 and 2006 (before tax and capitalizations of finance expenses to qualified assets) in the amount of NIS 66.5 million, NIS 62.8 million and NIS 30.8 million, respectively.

		(7)	Collaterals

The following table presents the book value of financial assets which are used as collaterals for the Group’s liabilities:

	December 31

	2008	2007

	(in thousand NIS)

Long term borrowings and short term credits	204,416	25,710
Other liabilities	118,595	39,944

	323,011	65,654

D.	Fair value of financial instruments

The financial instruments of the Group include primarily, cash and cash equivalents, short and long- term deposits, marketable securities, trade receivables, short and long- term other receivables, short- term banks credit, other current liabilities and long- term monetary liabilities.

	(1)	Fair value of financial instruments

The fair value of traded financial instruments (such as marketable securities and debentures) is generally calculated according to quoted closing prices as of the balance sheet date, multiplied by the issued quantity of the traded financial instrument as of that date, except for instances in which the market for these traded financial instruments is considered an inactive market. The fair value of financial instruments that are not traded and financial instruments traded in an inactive market is estimated by means of accepted pricing models, such as present value of future cash flows which are discounted at discount rate that, in the Group’s assessment, reflects the level of risk that is incorporated in the financial instrument. The Group relies, in part, on market interest which is quoted in an active market, as well as on various techniques of approximation. Therefore, for most of the financial instruments, the estimation of fair value presented below is not necessarily an indication of the realization value of the financial instrument as of the balance sheet date. The estimation of fair value is carried out, as mentioned above, according to the discount rates in proximity to the date of the balance sheet and does not take into account the variability of the interest rates from the date of the computation through the date of issuance of the financial statements. Under an assumption of other discount rates, different fair value assessments would be received which could be materially different from those estimated by the Group, mainly with respect to financial instruments at fixed interest rate.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 –	FINANCIAL INSTRUMENTS (CONT.)

	D.	Fair value of financial instruments (cont.)

		(1)	Fair value of financial instruments (cont.)

Moreover, in determining the assessments of fair value, the commissions that could be payable at the time of repayment of the instrument have not been taken into account and they also do not include any tax effect. The difference between the balances of the financial instruments as of the balance sheet date and their fair value as estimated by the Group may not necessarily be realizable, in particular in respect of a financial instrument which will be held until redemption date.

		(2)	The principal methods and assumptions which served to compute the estimated fair value of the financial instruments

a.

Financial instruments included in current assets (cash and cash equivalents, deposits and marketable securities, trade receivables, other current assets and assets related to discontinue operation) - Due to their nature, their fair values approximate to those presented in the balance sheet.

b.

Financial instruments included in non –current assets - the fair value of loans and deposits which bear variable interest rate is an approximate to those presented in the balance sheet. The fair value of long term Financial Notes (see note 10A.(ii) & (iii)), is determined using a price quotations provided to the Group by the issuer of the Notes as of the balance sheet date. Such quotation is generally, based on discounted expected cash flows from the Notes, taking into consideration factors such as the credit rating of the issuer, the prevailing and the expected relevant interest rates and others. The fair value of derivatives (mainly swap transactions) is done by relying on third party professional expert which takes into account the expected future cash flow based on the terms and maturity of each contract using market interest rates for a similar instrument prevailing at the measurement date.

c.

Financial instruments included in current liabilities (short-term credit, suppliers, other current liabilities and liabilities related to discontinuing operation)) - Due to their nature, their fair values approximate to those presented in the balance sheet.

d.

Financial instruments included in long- term liabilities- the fair value of the traded liabilities (debentures) is generally determined according to closing prices as of the balance sheet date quoted on the Tel- Aviv Stock Exchange, multiplied by the quantity of the marketable financial instrument issued as of that date, except for PC’s traded debentures for which it was determined that the trade in the said debentures as of the end of 2008 is pointing the existence of inefficient and inactive market and accordingly their fair value was determined using a valuation techniques(see note 2. AH.(1)g.) The fair value of non-traded liabilities at fixed interest rate is determined according to the present value of future cash flows, discounted at a rate which reflects, in the estimation of the Group, the level of risk embedded in the financial instrument. The fair value of liabilities which carried variable interest rate is approximate to those presented in the balance sheet.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 –	FINANCIAL INSTRUMENTS (CONT.)

	D.	Fair value of financial instruments (cont.)

		(3)	The following table presents the book value and fair value of the Group’s financial assets (liabilities), which are presented in the financial statements at other than their fair value:

	December 31

	2008		2007

	Book Value	Fair Value	Book Value	Fair Value

	(In thousands NIS)

Financial Notes held to maturity	385,755	252,448	56,196	56,479
Long- term loans at fixed interest rate	(681,577)	(723,859)	(889,870)	(913,302)
Debentures	(2,208,457)	(1,390,764)	(2,140,640)	(2,220,974)

	(2,504,279)	(1,862,175)	(2,974,314)	(3,077,794)

NOTE 31 –	SUBSEQUENT EVENTS

A.

In March 2009 InSightec signed an agreement for an internal round of financing in the aggregate amount of $15.0 million (NIS 57.0 million). In accordance with the term of the agreement, an initial amount of $7.5 million (NIS 28.5 million) was invested by the Group upon the signature of the share purchase agreement and an additional amount of up to $7.5 million (NIS 28.5 million) is expected to be invested in the second half of 2009. InSightec’s other major existing securtiyholders (“other Securtiyholders”) have the right to participate in the additional investment and up to their pro rata share. In the event that the other shareholders shall not exercise their right to participate in the additional investment, the same shall be invested in full by the Group.

The investment is in the form of Series B Preferred shares of InSightec at a price of $6 per share. The Series B Preferred Shares are senior to all other shares and junior to all creditors. Each Series B Preferred Share may be converted at any time at the holder’s option into the number of ordinary shares equal to the Original Issue Price of the Shares divided by $6. Upon a Qualified IPO, the Shares will be automatically converted.

In addition, upon the closing of transaction all the outstanding InSightec’s Series A Preferred shares (see note 12A.(5)) and InSightec’s convertible debentures of (see note 20F.) were converted into Series B Preferred shares. Furthermore, all contingent warrants granted by InSightec (see note 12A.(4)) were converted into ordinary shares.

Following the completion of the initial investment, the Group’s fully diluted ownership in InSightec will be approximately 56.5%. As a result of closing of the initial investment by the Group, the Group will record gain of approximately NIS14.6 million in the financial statements of 2009.

B.

In February 2009 Elbit Trade signed a franchise agreement which grant it, subject to fulfillment of certain conditions, the exclusive rights to market Gap and Banana Republic brands names in Israel. The term of the franchise agreement is for 5 years with an extension of additional 5 years, subject to fulfillment of certain conditions.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 –	SUBSEQUENT EVENTS (CONT.)

C.

In March 2009 Midroog and Maalot have recently conducted wide-ranging reviews of a number of real estate companies whose notes are listed on the TASE including the Company and PC. As a result of this review, Midroog has informed that it has changed the rating of all the Company’s and PC’s notes to A2/Stable rating on a local scale. Maalot has changed its rating of all the Company’s debentures and PC’s series A debentures to A/Stable on a local scale.

D.

In the Course of January 2009, the Company and PC purchased additional shares of PC within the framework of PC’s buyback program (see note 12 B.(2)) in a total consideration of €5.3 million (NIS 28.1 million) and €4.6 million (NIS 24.4 million), respectively. Following the above mentioned purchase and the conclusion of the share buyback program, the effective holding percentage of Group in PC is 73.69%. As a result of this transaction the Group will record a gain of approximately NIS 61 million in the financial statements of 2009.

E.

In January 2009 PC closed the Cross Currency transaction (“Swap Transaction”) in respect of its series A notes. As a result, PC received a cash consideration amounted to €13.1 million (NIS 69.3 million). In addition, PC released a long term restricted deposit in the amount of €5.3 million (NIS 28.1 million), which served as a security for the Swap Transaction. Following the settlement of the Swap Transaction, in May 2009 PC entered into a forward transaction, in respect of Series A notes. The forward transaction will eliminate the foreign currency risk in connection with NIS payment of Series A notes up and until December 31, 2010.

F.

In March 2009, PC, through its jointly controlled subsidiary (ErCorner) has acquired a further 27% stake in Alom Sziget (see note 11B.(6)) for a total consideration of €21.4 million (NIS 113.4 million). The consideration will consist of a cash payment of €12 million (NIS 63.6 million) and the assumption of €9.4 million (NIS 49.8 million) of debt, representing 27% of the project’s net debt liability. Following the transaction, ErCorner hold 87% of the equity and voting rights in Alom Sziget.

ELBIT IMAGING LTD.
LIST OF MAJOR INVESTEE COMPANIES - DECEMBER 31, 2008

Name of company		Nature of Activity	Rate of ownership and control (direct as well as indirect)		Country of Residence

			%

Elscint Ltd.	(“Elscint”)	Management and investment in companies	100.0		Israel

Bea Hotels N.V.	(“B.H.”)	A holding company in the hotel segment, mainly in Europe	100.0		The Netherlands

Elbit Trade and Retail Ltd.	(“Elbit Trade”)	A distributor and retailer of the retail brand name MANGO - MNG TM and G-Star	100.0		Israel

Elbit Ultrasound Netherlands B.V.	(“EUN”)	A holding company	100.0		The Netherlands

Plaza Centers N.V.	(“PC”)	Development and sale of commercial centers in Central and Eastern Europe and in India	70.6		The Netherlands

InSightec Ltd.	(“InSightec)	Development manufacturing and marketing of means of imaging-guided treatment	60.9	(*)	Israel

Elbit-Plaza India Real Estate Holding Ltd.	(“EPI”)	Development of real estate project designated mainly for residential and commercial use	100.0	(**)	Cyprus

(*)	Assuming exercise of options which were granted for par value (NIS 0.01) consideration.

(**)

The Company holds 47.5% of the shares directly and 47.5% through PC. 5% of the shares were allotted to the Company’s Vice Chairman of the Board following the approval of the Company’s shareholders’ meeting in January 2008. The VC’s shares are not entitled to voting rights. - see note 27A.(9).

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Plaza Centers N.V (formerly: Plaza Centers (Europe) B.V)

We have audited the accompanying consolidated balance sheets of Plaza Centers N.V and its subsidiaries as of December 31, 2008, and 2007 and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Plaza Centers N.V and its subsidiaries as of December 31, 2008 and 2007 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG Hungária Kft.

Budapest, Hungary

June 25, 2009

PART III

ITEM 19.	EXHIBITS

1.1	Amended and Restated Memorandum of Association (incorporated by reference to Appendix B to Exhibit 99.1 of Elbit Imaging Ltd.'s Report on Form 6-K filed with the Securities and Exchange Commission on April 2, 2009).
1.2	Amended and Restated Articles of Association.
2.1	Form of share certificate of Elbit Imaging Ltd.
4.1	Agreement dated July 10, 2007, among Symmetry Arena Ingatlankezelo Kft. and Plaza Centers N.V and the addendum thereto dated July 10, 2007 for the sale of the Arena Plaza shopping and entertainment center, in Budapest, Hungary (incorporated by reference to Exhibit 4.5 of Elbit Imaging Ltd.'s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2008).
4.2	Framework Transaction Agreement dated July 29, 2005, among Klepierre S.A., Plaza Centers N.V. and others, (incorporated by reference to Exhibit 4.15 of Elbit Imaging Ltd.'s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006).
4.3	English summary of Share Purchase Agreement dated June 14, 2007, among ELS Trust Ltd., Elscint Ltd. and Manofim Finances for Israel (Mapal) Ltd. for the sale of the Arena commercial and entertainment centre in Israel (incorporated by reference to Exhibit 4.14 of Elbit Imaging Ltd.'s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 2, 2007).
4.4	English translation of Agreement for the Provision of Consultancy Services for the Development of Real Estate Projects dated May 31, 2006, between Elbit Imaging Ltd. and Control Centers (incorporated by reference to Exhibit 4.13 of Elbit Imaging Ltd.'s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 2, 2007).
4.5	English translation of Deed of Trust dated January 31, 2008, between Plaza Centers N.V. and Reznik Paz Nevo, as amended on February 17, 2008 (incorporated by reference to Exhibit 4.6 of Elbit Imaging Ltd.'s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2008).
4.6	English translation of Employees, Directors and Offices Incentive Plan of 2006, as amended.
8.1	List of subsidiaries.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certificate of the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Brightman Almagor & Co.
15.2	Consent of KPMG Hungaria Kft.
15.3	Table of advisors relied upon in the consolidated financial statements for the years ended December 31, 2008, 2007 and 2006.
15.4	Consent of Financial Immunities Ltd.
15.5	Consent of Financial Immunities Ltd.
15.6	Consent of Financial Immunities Ltd.
15.7	Consent of Financial Immunities Ltd.
15.8	Consent of BDO Ziv Haft Consulting and Management Ltd.
15.9	Consent of BDO Ziv Haft Consulting and Management Ltd.
15.10	Consent of BDO Ziv Haft Consulting and Management Ltd.
15.11	Consent of Giza Zinger Even Ltd.
15.12	Consent of Giza Zinger Even Ltd.
15.13	Consent of Giza Zinger Even Ltd.
15.14	Consent of Tavor Economic Consulting Ltd.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to hereby sign this annual report on its behalf.

Elbit Imaging Ltd. By: /s/ Shimon Yitzhaki —————————————— Shimon Yitzhaki President and Chief Executive Officer

Date: June 25, 2009