Form 20-F
period 2009-12-31
ELBIT IMAGING LTD
filed 2010-05-10
CIK 1027662

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report _____________

Commission file number 0-28996
_________________________________________

ELBIT IMAGING LTD.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

ISRAEL
(Jurisdiction of incorporation or organization)

2 WEITZMAN STREET, TEL AVIV 64239, ISRAEL
(Address of principal executive offices)

DUDI MACHLUF
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
NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 25,461,490 ordinary shares, par value NIS 1.00 per share, excluding 2,800,000 treasury shares.

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

        If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17                      ☐ Item 18

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act:

YES ☐   NO ☒

FORWARD-LOOKING STATEMENTS

THIS ANNUAL REPORT ON FORM 20-F CONTAINS "FORWARD-LOOKING STATEMENTS,” WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). FORWARD-LOOKING STATEMENTS INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF THE COMPANY AND ITS MANAGEMENT ABOUT THE COMPANY’S BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS, AND ITS RELATIONSHIP WITH ITS EMPLOYEES AND THE CONDITION OF ITS PROPERTIES. WORDS SUCH AS “BELIEVE,” “EXPECT,” “INTEND,” “ESTIMATE” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS BUT ARE NOT THE EXCLUSIVE MEANS OF IDENTIFYING SUCH STATEMENTS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED, EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS INCLUDING, WITHOUT LIMITATION, THE FACTORS SET FORTH BELOW UNDER THE CAPTION “RISK FACTORS.” ANY FORWARD-LOOKING STATEMENTS CONTAINED IN THIS ANNUAL REPORT SPEAK ONLY AS OF THE DATE HEREOF, AND WE CAUTION EXISTING AND PROSPECTIVE INVESTORS NOT TO PLACE UNDUE RELIANCE ON SUCH STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS DO NOT PURPORT TO BE PREDICTIONS OF FUTURE EVENTS OR CIRCUMSTANCES, AND THEREFORE, THERE CAN BE NO ASSURANCE THAT ANY FORWARD-LOOKING STATEMENT CONTAINED HEREIN WILL PROVE TO BE ACCURATE. WE UNDERTAKE NO OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS. ALL SUBSEQUENT WRITTEN OR ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO US OR PERSONS ACTING ON OUR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS SET FORTH IN “RISK FACTORS” BELOW.

CURRENCY TRANSLATION

For the reader’s convenience, financial information for 2009 has been translated from various foreign currencies to the U.S. dollar (“$” or "U.S. dollar"), as of December 31, 2009, in accordance with the following exchange rates:

Currency	$1.00 as of December 31, 2009
1 NIS	0.2638
1 Euro	1.4333
1 GBP	1.5928
1 HUF	0.0053
1 CZK	0.5436
1 LEI (RON)	0.3395
1 PLN	0.3473
1 INR	0.02139
1 Crore (10 million INR)	213.900

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

EXCHANGE RATES

The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 3.737 to the U.S. dollar on May 4, 2010. The exchange rate has fluctuated during the six months period beginning December 2009 through May 4, 2010 from a high of NIS 3.815 to the U.S. dollar to a low of NIS 3.667 to the U.S. dollar. The monthly high and low exchange rates between the NIS and the U.S. dollar during the six months period beginning December 2009 through May 4, 2010, as published by the Bank of Israel, were as follows:

MONTH	HIGH	LOW
	1 U.S. dollar = NIS	1 U.S. dollar = NIS
December 2009	3.8098	3.7746
January 2010	3.795	3.6844
February 2010	3.7913	3.7091
March 2010	3.7935	3.7095
April 2010	3.749	3.682
May 2010 (through May 4)	3.737	3.73

The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years was as follows:

PERIOD	EXCHANGE RATE
January 1, 2005 - December 31, 2005	4.488 NIS/$1
January 1, 2006 - December 31, 2006	4.442 NIS/$1
January 1, 2007 - December 31, 2007	4.0847 NIS/$1
January 1, 2008 - December 31, 2008	3.586 NIS/$1
January 1, 2009 - December 31, 2009	3.932 NIS/$1

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

A.           SELECTED FINANCIAL DATA

The following selected consolidated financial data of Elbit Imaging Ltd. and its subsidiaries (together, “EI,” "Elbit," the “Company,” “our,” “we” or “us”) are derived from our 2009 consolidated financial statements and are set forth below in table format. Our 2009 consolidated financial statements and notes included elsewhere in this report were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). We initially adopted IFRS in our financial statements for the year ended December 31, 2007. Our previous financial statements were prepared in accordance with generally accepted accounting principles in Israel ("Israeli GAAP"), which included reconciliation to U.S. GAAP.

The consolidated financial statements were audited by Brightman Almagor Zohar & Co., a firm of certified public accountants in Israel and a member of Deloitte Touche Tohmatsu, except for an associate which was audited by another auditor. Our selected consolidated financial data are presented in NIS. A convenience translation to U.S. dollars is presented for 2009 only.

The selected financial data for the years ended December 31, 2009, 2008, 2007 and 2006 which are presented in the table below derived from our consolidated financial statements prepared in accordance with IFRS and do not include consolidated financial data in accordance with U.S. GAAP. The selected financial data for the year ended December 31, 2005 presented in Table II below are derived from our consolidated financial statements prepared in accordance with Israeli GAAP and include consolidated financial data in accordance with U.S. GAAP.

CONSOLIDATED STATEMENTS OF OPERATIONS IN ACCORDANCE WITH IFRS

 (in thousands, except share and per share data)

	FOR THE YEAR ENDED DECEMBER 31
	2009	2009	2008	2007	2006
	Convenience translation
	($'000)	(NIS '000)
Revenues and gains
Commercial centers	22,640	85,466	524,163	2,917,616	397,202
Hotels operations and management	105,096	396,736	384,220	395,227	351,610
Gains from sale of real estate assets	-	-	-	62,621	81,794
Sale of medical systems	16,340	61,683	38,076	49,648	85,824
Gains from changes of shareholding in subsidiaries	8,240	31,106	49,122	5,310	667,014
Sale of fashion retail	31,360	118,386	102,736	68,139	58,035
	183,676	693,377	1,098,317	3,498,561	1,641,479

Expenses and losses
Commercial centers	44,835	169,253	432,760	1,714,253	395,814
Hotels operations and management	93,571	353,229	354,850	330,063	308,623
Cost and expenses of medical systems operation	17,855	67,403	55,469	69,953	71,746
Cost of fashion merchandise	35,534	134,142	118,040	80,308	67,834
Research and development expenses	19,592	73,959	68,759	69,559	73,538
General and administrative expenses	17,524	66,153	54,944	116,992	66,983
Share in losses (profits) of associates, net	3,719	14,039	12,952	12,667	(736)
Financial expenses	75,112	283,546	296,527	232,566	132,310
Financial income	(24,563)	(92,725)	(135,278)	(73,293)	(19,219)
Change in fair value of financial instruments measured at fair value through profit and loss	18,729	70,702	(225,244)	(18,347)	5,495
Impairment, charges and other expenses, net	68,934	260,225	68,797	38,233	77,048
	370,842	1,399,926	1,102,576	2,572,954	1,179,436

PROFIT BEFORE INCOME TAXES	(187,166)	(706,549)	(4,259)	925,607	462,043
Income taxes (tax benefits)	(9,423)	(35,571)	24,736	16,288	(1,787)
PROFIT FROM CONTINUING OPERATIONS	(177,743)	(670,978)	(28,995)	909,319	463,830
Profit from discontinued operation, net	4,384	16,550	4,934	10,289	35,665
PROFIT (LOSS) FOR THE YEAR	(173,359)	(654,428)	(24,061)	919,608	499,495

Attributable to:
Equity holders of the Company	(141,263)	(533,269)	(103,714)	539,749	510,803
Minority interest	(32,096)	(121,159)	79,653	379,859	(11,308)
	(173,359)	(654,428)	(24,061)	919,608	499,495

Earnings per share - (in NIS)
Basic earnings per share:
From continuing operations	(5.72)	(21.60)	(4.27)	20.80	18.83
From discontinued operations	0.17	0.65	0.19	0.40	1.41
	(5.55)	(20.95)	(4.08)	21.20	20.24
Diluted earning per share:
From continuing operations	(5.73)	(21.62)	(4.30)	20.18	18.83
From discontinued operations	0.17	0.65	0.19	0.40	1.41
	(5.56)	(20.97)	(4.11)	20.58	20.24

Dividend declared per share	0	0	6.6	6.30	0

SELECTED BALANCE SHEET DATA IN ACCORDANCE WITH IFRS

	DECEMBER 31
	2009	2009	2008	2007	2006
	Convenience translation
	($ '000)	(NIS '000)

Current Assets	1,795,369	6,777,519	6,076,928	5,808,346	3,671,977
Non Current Assets	685,133	2,586,376	2,614,784	2,639,302	2,613,648
Total	2,480,502	9,363,895	8,691,712	8,447,648	6,285,625

Current Liabilities	730,218	2,756,575	2,018,741	935,311	1,101,684
Non Current Liabilities	1,184,645	4,472,033	4,235,188	4,283,335	2,889,710
Shareholders' equity Attributable to:
Equity holders of the company	249,131	940,467	1,373,692	2,035,438	1,644,716
Minority interest	316,508	1,194,820	1,064,091	1,193,564	649,515
Total	2,480,502	9,363,895	8,691,712	8,447,648	6,285,625

TABLE II

CONSOLIDATED STATEMENTS OF OPERATIONS IN ACCORDANCE WITH ISRAELI GAAP

 (in thousands, except share and per share data)

	FOR THE YEAR ENDED DECEMBER 31, 2005
	(NIS '000)
REVENUES

Sale of real estate assets and investments, net	281,661
Commercial centers operations	142,957
Hotels operations and management	270,057
Sale of medical systems	75,713
Realization of investments	1,958
Other operational income	44,409
	816,755

COSTS OF EXPENSES

Commercial centers operations	157,640
Hotels operations and management	259,293
Cost and expenses of medical systems operation	50,374	(*)
Other operational expenses	46,793
Research and development expenses, net	59,796	(*)
General and administrative expenses	36,939
Share in losses of associated companies, net	12,028
Financial expenses , net	122,321
Other expenses, net	57,106
	802,290

PROFIT BEFORE INCOME TAXES	14,465

Income taxes (tax benefits)	7,798
PROFIT AFTER INCOME TAXES	6,667
Minority-interest in results of subsidiaries, net	73,795	(*)
PROFIT FROM CONTINUING OPERATIONS	80,462
Profit from discontinued operations, net	5,917
Cumulative effect of accounting change at the beginning of the year	(622)
NET INCOME	85,757

EARNINGS PER SHARE

From continuing operations	3.70
From discontinued operations	0.27
Cumulative effect of accounting change at the beginning of the year	(0.03)
Basic earnings per share	3.94

Dividend declared per share	12.39

(*)	We declared distribution of dividends twice during 2005.

INCOME STATEMENT DATA IN ACCORDANCE WITH U.S. GAAP

FOR THE YEAR ENDED DECEMBER 31, 2005
(NIS '000)
NET INCOME AND COMPREHENSIVE INCOME:

Net income according to U.S. GAAP	100,344
Total comprehensive income according to U.S. GAAP	123,429
Basic earning per ordinary share as per U.S. GAAP (NIS)	3.98
Diluted earning per ordinary share as per U.S. GAAP (NIS)	4.53
Weighted average of number of shares and share equivalents under U.S. GAAP (thousands)	21,743

SELECTED BALANCE SHEET DATA IN ACCORDANCE WITH ISRAELI GAAP AND U.S. GAAP

DECEMBER 31, 2005
(NIS '000)

Current Assets	1,448,733
Long-term investments and receivables	118,937
Hotels, commercial centers and other fixed assets	2,175,364
Other assets and deferred expenses	30,476
Assets related to discontinued operations	12,607
Total	3,786,117
Current Liabilities	887,415
Long-term liabilities	1,707,254
Liabilities related to discontinued operations	62,430
Convertible debentures	62,159
Minority interest	11,449
Options Issued by Subsidiaries	1,186
Shareholders' equity	1,054,224
Total	3,786,117

Total assets according to U.S. GAAP	3,846,427
Total liabilities according to U.S. GAAP	2,801,532
Total shareholders equity according to U.S. GAAP	1,044,894

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

Opposition by local residents to zoning and/or building permit applications may also cause considerable delays. In addition, arbitrary changes to applicable zoning may jeopardize projects that have already commenced. Therefore, if we cannot receive zoning approvals or if the procedures for the receipt of such zoning approvals are delayed, our costs will increase and competition may strengthen, which will have an adverse effect on our business.

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

Certain zoning permits are granted for limited time periods and if the term is not extended the rights revert back to the local government. Furthermore, these rights may be subject to termination under certain circumstances by the government and any termination prior to the expiration of such rights could have a material adverse effect on our business, prospects and results of operations or financial condition.

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

An important element in the success of the construction process of our shopping and entertainment center projects is the short construction time (generally 8 to 18 months from the receipt of building permits, depending on the size of the project and location), and our ability to open centers ahead of our competitors, particularly in cities which do not have shopping and entertainment centers of the type constructed by us.

This makes us subject to a number of risks relating to these activities, including:

•	delays in obtaining zoning and other approvals;

•	the unavailability of materials and labor;

•	the abilities of subcontractors to complete work competently and on schedule;

•	the surface and subsurface condition of the land underlying the project;

•	environmental uncertainties;

•	extraordinary circumstances or “acts of god”; and

•	ordinary risks of construction that may hinder or delay the successful completion of a particular project.

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

We are dependent on our ability to enter into new leases on favorable terms with third parties, including anchor tenants (such as the operators of cinemas, supermarkets, department stores and electrical appliances stores) in order to receive a profitable price for each shopping and entertainment center or other development. Anchor stores in shopping and entertainment centers play an important part in generating customer traffic and making a center a desirable location for other tenants. We may find it more difficult to engage tenants to enter into leases during periods when market rents are increasing, or when general consumer activity is decreasing, or if there is competition for tenants from competing centers. The recent global economic recession, pressures that affect consumer confidence, job growth, energy costs and income gains can affect retail sales growth, and a continuing soft economic cycle may impact our ability to find tenants for our shopping and entertainment centers. Failure to attract tenants, the termination of a tenant’s lease, or the bankruptcy or economic decline of a tenant may adversely affect the price obtainable for the shopping and entertainment center and adversely affect our financial condition and results of operations. The failure of tenants to abide by the terms of their agreements may cause delays or result in a temporary or long term decline in rental income, the effects of which we may not be able to offset due to difficulties in finding a suitable replacement anchor tenant. Furthermore, the tenants or operators of units comprising part of a development may be unable to obtain the necessary governmental permits or licenses which are necessary for the operation of their respective businesses (for example, the inability of the operator of the proposed casino to be constructed as part of the Dream Island development to maintain a gaming license due to its failure to qualify or comply with the applicant legal requirements). Where such operations are delayed or not permitted due to lack of necessary permits, a negative impact on the attractiveness of the project and on revenues and cash flows may result.

We may lease developed shopping and entertainment centers or other developments at below expected rental rates or sell at a price which is below what was expected.

Our current strategy is to dispose of a shopping and entertainment center upon completion. If rental leases decrease below our expectations or if circumstances arise beyond our control, such as market prices, market demand and negative trends, we may have to sell a shopping and entertainment center at a price below our projections.

Competition is becoming more aggressive in certain Central and Eastern European countries which may adversely affect our results of operations.

The shopping and entertainment centers business in Central and Eastern Europe (“CEE”) is rapidly becoming more competitive with a number of developers becoming active in our target areas, such as Globe Trade Centre SA, ECE Projektmanagement GmbH and TriGranit Holding Limited. The shopping and entertainment centers concept we promote is gaining increasing popularity due to its potentially high yields. Developers compete not only for patrons, but also for desirable properties, financing, raw materials, qualified contractors, experienced system consultants, expert marketing agents and skilled labor. The public bidding process (the process through which we often acquire new properties) is subject to intense competition and some of our competitors have longer operating histories and greater resources than us, all of which may limit our ability to obtain such projects. There can be no assurance that we will be successful in winning projects that we bid for or which are awarded pursuant to fixed price tenders or that we will otherwise continue to be successful in competing in CEE.

If we find and acquire a location that is suitable for the development of a shopping and entertainment center, the suitability of that location may be adversely affected by external factors such as a competing shopping center opening in the same area. In the event that the suitability of a location is adversely affected, the development of our shopping and entertainment center may be delayed or abandoned. In such circumstances, there is no guarantee that we will be able to use the site for an alternative development or be able to sell the site.

We may be required to make payments to tenants in occupations who enjoy enhanced occupational rights in order to vacate the premises which may result in budget overruns.

We may acquire development sites or existing shopping and entertainment centers that have existing tenants. In so doing, we may acquire lease liabilities and obligations in connection with such acquisitions. As a consequence, our earnings may be affected to the extent that we are obliged to give continued occupation to tenants with lease payments below market rates for the refurbished or redeveloped center. In addition, we may incur costs in obtaining vacant possession of a site where there are existing tenants who have protected occupation rights. We may be required to make additional ex gratia payments to such tenants in order to obtain vacant possession before the contractual expiration of such occupational tenants' lease terms. Such payments may result in budget overruns for the project. We may also be obliged to relocate existing tenants, which could delay the development of the site and add to the cost of development.

There is no assurance that we will successfully implement our construct and dispose strategy on the shopping and entertainment business and in such event our results may be materially adversely affected.

Our strategy in the shopping and entertainment centers business is to dispose of centers upon completion or to retain and operate a shopping and entertainment center on completion, until economic conditions warrant a profitable sale, if that is likely to be more profitable to us than disposing of it. Our decision to sell properties is based on various factors, including market conditions, and we cannot predict when such sales will actually occur. There can be no assurance that we will be able to complete dispositions of commercially reasonable terms or at all. Accordingly, our results of operation can be materially adversely affected.

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

The hotel industry may be adversely affected by changes in national or local economic conditions and other local market conditions, especially in times of economic crisis. Our hotels, and particularly our hotels in London, Amsterdam and Bucharest, may be subject to the risk of oversupply of hotel rooms. Other general risks that may affect our hotel business are changes in travel patterns, extreme weather conditions, changes in governmental regulations which influence or determine wages, workers’ union activities, increases in land acquisition prices or construction costs, changes in interest rates, the availability of financing for operating or capital needs, and changes in real estate tax rates and other current operating expenses. Unforeseen events, such as terrorist attacks, volcanic eruptions, outbreaks of epidemics and health concerns (such as SARS, avian flu, swine flu) and the economic recession had, and may continue to have, an adverse effect on local and international travel patterns and, as a result, on occupancy rates and prices in our hotels. Downturns or prolonged adverse conditions in the real estate or capital markets or in national or local economies and difficulties in securing financing for the development of hotels could have a material adverse effect on our business, results of operations, ability to develop new projects and the attainment of our strategic goals.

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

The majority of operational hotels in which we own interests are held by us in partnership with other entities, including in particular, Park Plaza Hotels Limited ("Park Plaza"), a public company whose shares are listed for trade on the Alternative Investment Market of the London Stock Exchange (“AIM”). Park Plaza is engaged in ownership, co-ownership, lease, franchising and management of full service four star deluxe hotels and trendy boutique hotels in major gateway cities and regional centers in Europe, the Middle East and North Africa. (For additional information regarding our partnership with Park Plaza, see “Item 4.B. Business Overview - Hotels” below). We may in the future enter into joint ventures or other collaborative arrangements with Park Plaza or with other third parties. Our investments in these joint ventures, including in particular our numerous partnerships with Park Plaza, may, under certain circumstances, be subject to (i) the risk that one of our partners may become bankrupt or insolvent, which may cause us to be unable to fulfill our financial obligations, may trigger a default under our bank financing agreements or, in the event of a liquidation, may prevent us from managing or administering our business or entail a compulsory sale of the hotel at less favorable terms; (ii) the risk that one of our partners may have economic or other interests or goals that are inconsistent with our interests and goals, and that such partner may be in a position to veto actions which may be in our best interests; and (iii) the possibility that disputes may arise regarding the continued operational requirements of our hotels that are jointly owned, all of which may materially adversely affect our financial condition and results of operations.

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

Our agreements with Park Plaza and the Rezidor Hotel Group, the management companies of the majority of our operating hotels, contain specific standards for, and restrictions and limitations on, hotel operation and maintenance. These standards, restrictions and limitations may conflict with our priorities, and impose capital demands upon us. In addition, Park Plaza and the Rezidor Hotel Group may alter their standards or hinder our ability to improve or modify our hotels. We may be forced to incur significant costs or make capital improvements in order to comply with the requirements of Park Plaza or the Rezidor Hotel Group and, if our relationship with either of these parties is terminated, to change the franchise affiliation of our affected hotels.

The value of our investment in our hotel properties is subject to various risks related to ownership and operation of real property.

Our investment in hotel properties is subject to varying degrees of risk related to the ownership and operation of real property. The intrinsic value of our hotels and income from the hotels may be materially adversely affected by:

•	changes in global and national economic conditions, including global or national recession, such as those triggered by the recent economic crisis;

•	a general or local slowdown in the real property market which may make it difficult to sell a property, such as the recent global slowdown;

•	political events that may have a material adverse effect on the hotel industry;

•	competition from other lodging facilities, and oversupply of hotel rooms in a specific location;

•	material changes in operating expenses, including as a result of changes in real property tax systems or rates or labor laws;

•	changes in the availability, cost and terms of financing;

•	the effect of present or future environmental laws;

•	our ongoing need for capital improvements and refurbishments; and

•	material changes in governmental rules and policies.

Our ownership rights in and to our hotel complex in Bucharest, Romania, have been challenged. If such challenges succeed, our results of operations and financial position will be materially adversely affected.

Since we acquired a controlling interest in our hotel complex in Bucharest, Romania (which includes the Radisson Blu Bucharest Hotel and the Centerville Apartment Hotel) in 2000, we have encountered a number of attempts to challenge both the validity of the acquisition of the complex and our control over the company owning the rights to the hotel. If any such challenge succeeds, our results of operation and financial position will be materially adversely affected.

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

The homebuilding industry has been cyclical historically and continues to be significantly affected by changes in industry conditions, as well as in general and local economic conditions, such as:

•	employment levels;

•	availability of financing for homebuyers;

•	interest rates;

•	consumer confidence;

•	levels of new and existing homes for sale;

•	demographic trends;

•	housing demand;

•	local laws and regulations; and

•	acts of terror, floods or earthquakes.

These may occur on a global scale, like the recent housing downturn, or may affect some of the regions or markets in which we operate more than others. When adverse conditions affect any of our larger markets, they could have a proportionately greater impact on us than on some other homebuilding companies. Our operations where we have significant inventory will more adversely affect our financial results than our other markets. An oversupply of alternatives to new homes, including foreclosed homes, homes held for sale by investors and speculators, other existing homes and rental properties, can also reduce our ability to sell new homes and depress new home prices and reduce our margins on the sales of new homes.

As a result of the foregoing matters, potential customers may be less able or willing to buy our homes, or we may need longer periods of time or incur more costs to build them. Because of current market conditions, we may not be able to recapture any increased costs by raising prices and our ability to do so may also be limited by market conditions or because we fix our prices in advance of delivery by signing home sales contracts. We may be unable to change the mix of our home offerings or the affordability of our homes to maintain our margins or satisfactorily address changing market conditions in other ways. In addition, cancellations of home sales contracts in backlog may increase as homebuyers cancel or do not honor their contracts.

If prospective home buyers are not able to obtain suitable financing, our results of operations may decline.

Our results of operations depend on the ability of prospective home buyers to obtain mortgages for the purchase of our homes. The uncertainties created by recent events in the mortgage markets and their impact on the overall mortgage market, including the tightening of credit standards, could adversely affect the ability of our prospective customers to obtain financing for a home purchase, thus preventing prospective home buyers from purchasing our homes. Moreover, increases in the cost of home mortgage financing could prevent prospective home buyers from purchasing our homes. In addition, where prospective customers must sell their existing homes in order to buy a new home from us, increases in mortgage costs and/or lack of availability of mortgages could prevent the buyers of our prospective customers' existing homes from obtaining the mortgages they need to complete the purchase, which would result in our prospective customers’ inability to buy a home from us. Similar risks apply to those buyers who are in our backlog of homes to be delivered. If our home buyers, potential buyers or buyers of our home buyers’ current homes cannot obtain suitable financing, our sales and results of operations would be adversely affected.

We may have excess land inventory if we are not successful in completing housing projects and selling homes profitably.

Inventory risks are substantial for our homebuilding business. The risks inherent in controlling or purchasing and developing land increase as consumer demand for housing decreases. Thus, we may have provided conditional undertakings to purchase land or bought and developed land at a cost we will not be able to recover fully or on which we cannot build and sell homes profitably. Our deposits for building lots controlled under option or similar contracts may be put at risk. The value of undeveloped land, building lots and housing inventories can also fluctuate significantly as a result of changing market conditions. In addition, inventory carrying costs can be significant and can result in reduced margins or losses in a poorly performing project or market. In the present weak market conditions, we may have to sell homes and land for lower margins or at a loss and we may record significant inventory impairment charges.

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

We may not be able to achieve ample supply levels in order to meet schedules for housing projects.

The homebuilding industry has from time to time experienced significant difficulties that can affect the cost or timing of construction, including:

•	difficulty in acquiring land suitable for residential building at affordable prices in locations where our potential customers want to live;

•	shortages of qualified trades people;

•	reliance on local subcontractors, who may be inadequately capitalized;

•	shortages of materials; and

•	volatile increases in the cost of materials, particularly increases in the price of lumber, drywall and cement, which are significant components of home construction costs.

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

The shopping and entertainment centers business, the hotel business and the residential projects business, are subject to numerous national and local government regulations, including those relating to acquisition of real estate properties, building and zoning requirements and fire safety control. In addition, we are subject to laws governing our relationships with employees, including minimum wage requirements, overtime, working conditions, and work permit requirements, and in some localities to collective labor agreements. A determination that we are not in compliance with these regulations could result in the imposition of fines, an award of damages to private litigants and significant expenses in bringing our shopping and entertainment centers and hotels into compliance with such regulations. In addition, our ability to dismiss unneeded staff may be hampered by local labor laws and courts which traditionally favor employees in disputes with former employers, particularly in countries with strong socialist histories such as those in Eastern Europe.

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

The fair value of our real estate assets may be harmed by certain factors, which may entail impairment losses not previously recorded which, in turn, will affect our financial results.

Certain circumstances may affect the fair value of our real estate assets (operating or under construction), including, among other things, (i) the absence of or modifications to permits or approvals required for the construction and/or operation of any real estate asset; (ii) in shopping and entertainment centers - where a significant part of the rental areas is subject to long-term leases with a small group of retailers which is distinguished from other lessees, we may be exposed to a risk of rental fees rates being significantly lower than originally anticipated. A material long term decline in the business operations of such retailers may therefore have an adverse effect on the real estate assets recoverable amount and their final sale prices; (iii) delays in completion of works, beyond the anticipated target, may adversely affect our results of operations; (iv) lawsuits that are pending, whether or not we are a party thereto, may have a significant impact on our real estate assets and/or on certain of our shareholding rights in the companies owning such assets. In addition, certain laws and regulations, applicable to our business in certain countries where the legislation process undergoes constant changes, may be subject to frequent and substantially different interpretations; agreements which may be interpreted by governmental authorities so as to shorten the term of use of real estate, and which may be accompanied with a demolition order with or without compensation, may significantly affect the value of such real estate asset. The fair value of our real estate assets may be significantly decreased, thereby resulting in potential impairment losses not previously recorded in our financial results.

Since market conditions and other parameters (such as macroeconomic environment trends, and others), which affect the fair value of our real estate and investments, vary from time to time, the fair value may not be adequate on a date other than the date the measurement was executed (in general, immediately after the balance sheet date). In the event the projected forecasts regarding the future cash flows generated by those assets are not met, we may have to record an additional impairment loss not previously recorded.

Environmental discoveries may have a significant impact on the budget, schedule, viability and marketability of a shopping and entertainment center.

We may encounter unforeseen construction delays due to factors beyond our control such as delays caused by previously unknown soil contamination or the discovery of archeological findings which may have a significant impact on development budget and schedules and which may, in turn, have a detrimental effect on the viability or marketability of the development. We may be liable for the costs of removal, investigation or remedy of hazardous or toxic substances located on or in a site owned or leased by us, regardless of whether we were responsible for the presence of such hazardous or toxic substances. The costs of any required removal, investigation or remedy of such substances may be substantial and/or may result in significant budget overruns and critical delays in construction schedules. The presence of such substances, or the failure to remedy such substances properly, may also adversely affect our ability to sell or lease the development or to obtain financing using the real estate as security. Additionally, any future sale of the development will be generally subject to indemnities to be provided by us to the purchaser against such environmental liabilities. Accordingly, we may continue to face potential environmental liabilities with respect to a particular property even after such property has been sold. Laws and regulations may also impose liability for the release of certain materials into the air or water from a property, and such release can form the basis for liability to third persons for personal injury or other damages. Other laws and regulations can limit the development of, and impose liability for, the disturbance of wetlands or the habitats of threatened or endangered species. Any environmental issue may significantly increase the cost of a development and/or cause delays, which could have a material adverse effect on the profitability of that development and our results of operations and cash flows.

There is an increasing awareness of environmental issues in CEE. This may be of critical importance in areas where soil pollution may be prevalent. If a property that we acquire turns out to be polluted, such a finding will adversely affect our ability to construct, develop and operate a shopping and entertainment center, a hotel or a residential project on such property, and may cause us to suffer expenses incurred in cleaning up the polluted site which may be significant.

RISKS RELATING TO THE IMAGE GUIDED TREATMENT BUSINESS

InSightec Ltd., our subsidiary, is currently dependent on sales of the ExAblate for the treatment of uterine fibroids and the sale of research systems for its clinical research. Inability to sell the ExAblate at appropriate prices will results in an adverse effect on our results of operations.

Our subsidiary, InSightec Ltd. ("InSightec"), received FDA approval in October 2004 to market the ExAblate in the United States only for the treatment of uterine fibroids. InSightec expects sales of the ExAblate to come from this application and from sales of research systems for the foreseeable future, depending upon the timing of regulatory approval of additional applications for the ExAblate. As a result, factors adversely affecting InSightec’s ability to sell, or pricing of or demand for, InSightec’s product would have a material adverse effect on InSightec's financial condition and results of operations, which would, in turn, adversely affect our results of operations.

If the ExAblate does not achieve broad market acceptance for the treatment of uterine fibroids, InSightec will not be able to generate sufficient sales to support its business.

InSightec must achieve broad market acceptance of the ExAblate for the treatment of uterine fibroids among physicians, patients and third-party payors in order to generate sufficient sales to support its business. Physicians will not recommend the use of the ExAblate unless InSightec can demonstrate that it produces results comparable or superior to existing treatments for uterine fibroids. If long-term patient studies do not support InSightec’s existing clinical results, or if they indicate that the use of the ExAblate has negative side effects on patients, physicians may not adopt or not continue to use the ExAblate. Even if InSightec demonstrates the effectiveness of the ExAblate, physicians may still not use the system for a number of other reasons. Physicians may continue to recommend traditional uterine fibroid treatment options simply because those methods are already widely accepted and are based on established technologies. Patients may also be reluctant to undergo new, less established treatments for uterine fibroids. If, due to any of these factors, the ExAblate does not receive broad market acceptance among physicians or patients, InSightec will not generate significant sales.  In this event, InSightec’s business, financial condition and results of operations would be seriously harmed, and InSightec’s ability to develop additional treatment applications for the ExAblate would be adversely affected.

If physicians, hospitals and other healthcare providers are unable to obtain coverage and sufficient reimbursement from third-party healthcare payors for treatment procedures using the ExAblate, InSightec may be unable to generate sufficient sales to support its business.

Demand for the ExAblate, for commercial use, is likely to depend substantially on the extent to which sufficient reimbursement for treatment procedures using InSightec’s system will be available from third-party payors, such as private health insurance plans and health maintenance organizations and, to a lesser degree, government payor programs, such as Medicare and Medicaid.  Reimbursement practices vary significantly from country to country and within some countries, by region. InSightec believes that third-party payors will not provide reimbursement on a national basis for treatments using the ExAblate, unless InSightec can generate a sufficient amount of data through long-term patient studies to demonstrate that such treatments produce favorable results in a cost-effective manner relative to other treatments. Furthermore, InSightec could be adversely affected by changes in reimbursement policies of private healthcare or governmental payors to the extent any such changes affect reimbursement for treatment procedures using the ExAblate. If physicians, hospitals and other healthcare providers are unable to obtain sufficient coverage and reimbursement from third-party payors for treatment procedures using the ExAblate, InSightec may be unable to generate sufficient sales to support its business.

InSightec’s future growth substantially depends on its ability to develop and obtain regulatory clearance for additional treatment applications for the ExAblate.

InSightec has received regulatory approvals to market the ExAblate in the United States, Israel, Canada, Russia, Brazil, Mexico, Korea, Taiwan, Australia, New Zealand, Singapore, Japan and the European Union Economic Area ("EEA"), which is comprised of the member nations of the European Union and certain additional European nations, solely for the treatment of uterine fibroids. In addition, in May 2007 InSightec received CE-marking (approval to market in the EEA) and in January 2008 it received Israeli approval for pain palliation of bone metastases. However, clinical experience for the bone metastases application is still in early stages and therefore commercial acceptance is expected to take some time. InSightec’s objective is to expand the use of the ExAblate by developing and introducing new treatment applications. InSightec is currently in various stages of product development and clinical studies for a number of new treatment applications for the ExAblate. It will be required to obtain FDA approval in the United States and other regulatory approvals outside of the United States before marketing the ExAblate for these additional treatment applications. InSightec cannot guarantee that InSightec’s product development activities for these other applications will be successful and in such event, InSightec’s future growth will be harmed. In particular, InSightec’s future curative oncology treatment applications are subject to significant risks since these applications must be able to demonstrate complete ablation of malignant tumors, or meet or exceed the current medical standard related to the oncology application in question. If InSightec is unable to demonstrate this degree of efficacy, its future curative oncology treatment applications may not prove to be successful.  In addition, assuming product development is successful, the regulatory processes can be lengthy, lasting many years in some cases, and expensive. We cannot assure that FDA approval or other regulatory approvals will be granted.

In order to obtain FDA clearance and other regulatory approvals, and to obtain reimbursement coverage for use of the ExAblate treatment for additional applications, InSightec is required to conduct extensive clinical studies which may take several years to demonstrate the therapeutic benefits and cost-effectiveness of these new treatment applications and products. Clinical trials are expensive and may take several years to complete. If future clinical trials indicate that the ExAblate is not as beneficial or cost-effective as existing treatment methods, or that such products cause unexpected complications or other unforeseen adverse events, InSightec may not obtain regulatory clearance to market and sell the ExAblate for these additional treatment applications or obtain reimbursement coverage, and InSightec’s long-term growth would be seriously harmed.

InSightec is dependent on General Electric.

The ExAblate is compatible only with certain Magnetic Resonance Imaging (MRI) systems of GE Healthcare, a division of the General Electric Company (“GE”), which may limit InSightec’s potential market. A significant portion of the MRI systems in use in the United States and elsewhere are not GE MRI systems. InSightec has no current plans to develop a system that would be compatible with MRI systems manufactured by companies other than GE and is, therefore, limited in its target market to potential customers who already own or otherwise have access to a compatible GE MRI system, or are willing to purchase such a system in order to use the ExAblate.  In addition, in the event that GE is unable to effectively market its MRI systems, InSightec’s ability to generate additional sales of the ExAblate may be adversely affected.

InSightec depends on its collaboration with GE to ensure the compatibility of the ExAblate with new models of GE MRI systems and upgrades to existing GE MRI systems. GE regularly develops new models of its MRI systems, as well as new capabilities for its existing MRI systems, which could affect their compatibility with the ExAblate. If InSightec is unable to receive information regarding new models of the GE MRI systems or upgrades to existing GE MRI systems, and coordinate corresponding upgrades to the ExAblate to ensure continued compatibility with new and existing GE MRI systems, its ability to generate sales of its system will be adversely affected. In addition, If InSightec is unable to coordinate new applications or upgrades with GE’s research and development team, it may be unable to develop such applications or upgrades in a timely manner and its future revenue growth may be seriously harmed.

In addition, GE is not prohibited from marketing or manufacturing other focused ultrasound-based products that may compete with the ExAblate. In the event that GE chooses to distribute or manufacture medical devices that may compete with the ExAblate or other products based on the magnetic resonance guided focused ultrasound surgery ("MRgFUS") technology, InSightec’s sales may be adversely affected.

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

RISKS RELATING TO THE FASHION APPAREL BUSINESS

Each of our fashion retail brands is dependent on one single franchise and supplier which could cause delays or disruptions in the delivery of products, which may harm our business and results of operations.

Elbit Trade & Retail Ltd. ("Elbit Trade"), our wholly owned subsidiary, depends on franchises and supply of products from individual suppliers for each of its brands.  If such franchises end their relationship with Elbit Trade or enter into liquidation, Elbit Trade’s business in Israel with respect to the products supplied by such supplier will be terminated. In addition, Elbit Trade relies on the supply of its products from such supplier and may face a shortage of inventory if there is a worldwide excess demand for a specific brand’s products. If either of these events occurs, our results of operations may be adversely affected.

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

Elbit Trade relies on its ability to maintain its existing spread of stores and to expand to new locations.

Elbit Trade's ability to open new stores depends on the availability of real estate that meets its financial targets. Elbit Trade must also be able to effectively renew its existing store leases in order to maintain its existing footprint in the Israeli market. Failure to secure adequate new locations or to successfully renew existing leases could affect Elbit Trade’s profitability, operational results and its financial condition.

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

RISKS RELATING TO OUR OTHER ACTIVITIES

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

Our operations and investment in shopping and entertainment centers in the United States have only recently commenced and may not succeed.

In February 2010 Elbit Plaza USA, L.P., our new subsidiary formed jointly with PC entered into a co-investment agreement with a third party to jointly form and invest in a U.S. real estate investment fund that will focus on investments in the U.S. retail and commercial real estate sectors (the “U.S. Fund”). Elbit Plaza USA, L.P. has undertaken to invest up to an amount of $100 million, which shall be financed by PC and us in equal shares. For additional information regarding the U.S. Fund and recent developments, see "Item 4.B. Business Overview – Other Activities - Shopping and entertainment centers in the United States" below. The U.S. Fund has no operating history upon which investors can evaluate the anticipated performance of the U.S. Fund.  Further, the principals of the U.S. Fund have a limited history in managing investments in the U.S. real estate market.  We cannot assure that the U.S. Fund’s investments will be successful, that the investment objectives of the U.S. Fund will be realized or that any benefits or advantages to investors will be available or accomplished.

There are risks and uncertainties regarding the selection of investments.  The business of identifying and structuring real estate transactions is highly competitive and involves a high degree of uncertainty.  We cannot assure that the U.S. Fund will be successful in obtaining suitable investments.

The U.S. Fund may invest in distressed level projects which could impose high risks upon the U.S. Fund.

The U.S. Fund may invest in low grade real estate projects in weak financial condition, experiencing poor operating results, having substantial capital needs or negative net worth, facing special competitive problems, including companies involved in bankruptcy or other reorganization and liquidation proceedings. These projects are likely to be particularly risky investments although they also may offer the potential for correspondingly high returns.  Among the risks inherent in investments in troubled entities is the fact that it frequently may be difficult to obtain information as to the true condition of such companies.  Such investments may also be adversely affected by laws relating to, among other things, fraudulent transactions and other voidable transactions or payments, lender liability and the bankruptcy court’s power to disallow, reduce, subordinate or disenfranchise particular claims. Such companies’ assets may be considered speculative, and the ability of such companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting the retail real estate market or specific developments within such companies.  Any one or all of the projects in which the U.S. Fund may invest may be unsuccessful or not show any returns for a considerable period of time.  The level of analytical sophistication, both financial and legal, necessary for successful investment in companies experiencing significant business and financial difficulties is unusually high.  There is no assurance that the U.S. Funds' advisors will correctly evaluate the value of such projects or the prospects for a successful reorganization or similar action.  In any reorganization or liquidation proceeding relating to a company in which the U.S. Fund invests, the U.S. Fund may lose its entire investment, may be required to accept cash or securities with a value less than the U.S. Fund’s original investment and/or may be required to accept payment over an extended period of time.  Under such circumstances, the returns generated from the U.S. Fund’s investments may not compensate us adequately for the risks assumed.

In liquidation (both in and out of bankruptcy) and other forms of corporate reorganization, there exists the risk that the reorganization either will be unsuccessful (due to, for example, failure to obtain requisite approvals), will be delayed (for example, until various liabilities, actual or contingent, have been satisfied) or will result in a distribution of cash or a new security, the value of which will be less than the purchase price to the U.S. Fund of the security in respect to which such distribution was made. In certain transactions, the U.S. Fund may not be “hedged” against market fluctuations, or, in liquidation situations, may not accurately value the assets of the company being liquidated. This can result in losses, even if the proposed transaction is consummated.

The U.S. Fund intends to be highly leveraged and may as a result incur high financing risks.

The U.S. Fund intends to borrow funds to increase its buying power and potential returns to investors.  Market conditions may decrease significantly the availability and increase the cost of real estate mortgage loans or other forms of finance. In addition, although leverage will increase the investment return of the U.S. Fund if an investment purchased with borrowed funds earns a greater return than the amount that the U.S. Fund is charged for the use of those funds, the use of leverage will decrease the investment return if the U.S. Fund fails to earn as much on investments purchased with borrowed funds as it is charged for the use of those funds.  The use of leverage will also allow the U.S. Fund to borrow in order to make additional investments, thereby increasing its exposure to assets, such that its total assets are greater than the aggregate amount of the commitments to the U.S. Fund.  The use of leverage will, therefore, magnify the volatility of changes in the value of the investments of the U.S. Fund.

Borrowings by the U.S. Fund will be secured by the U.S. Fund's investment portfolio.  If the U.S. Fund defaults on indebtedness secured by any or all of the U.S. Fund’s property, the financing party may foreclose and the U.S. Fund may lose its entire investment in such property. Under certain circumstances pursuant to the conditions of a loan, the U.S. Fund may be required to liquidate all or a portion of its investments to pay off the loan.  Liquidation under those circumstances could have adverse consequences.  Funds borrowed for leveraging will be subject to interest costs that may or may not be recovered by the return on the investment portfolio.

The U.S. Fund's investment in Macquarie DDR Trust ("MDT"), an Australian publicly traded trust which holds and manages two U.S. REIT portfolios, is dependent on MDT's successful entitlement offer and other events.

As of May 6, 2010, the U.S. Fund has concluded the first two stages in an investment transaction in MDT, namely, a private placement of 141.48 million new units representing 15% pre-placement, and the purchase of 2.6% principal unitholding in MDT. The successful completion of the transaction is dependent on the success of MDT’s entitlement offer and the successful refinancing of MDT’s debt. If these events do not occur on time or in a manner that is satisfactory to us, we may not be able to obtain significant holdings and/or assure the successful refinancing of MDT’s debt, which may have an effect on the financial and operational results of the U.S. Fund. For additional information, see “Item 4.B. Business Overview – Other Activities - Shopping and entertainment centers in the United States.”

Failure to qualify as a REIT could adversely affect a portfolio company’s operations and its ability to make distributions.

The advisor of the U.S. Fund intends to operate each portfolio company in a manner designed to permit it to qualify as a real estate investment trust (a "REIT") for U.S. federal income tax purposes, commencing with the taxable year in which an election to be taxable as a REIT is made.  The advisor of the U.S. Fund does not intend to request a ruling from the Internal Revenue Service as to the REIT status of each portfolio company.  A portfolio company’s qualification as a REIT will depend on its satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code") for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within a portfolio company’s control.  The complexity of these provisions and of the applicable income tax regulations that have been promulgated under the Code is greater in the case of a REIT that holds its assets through operating entities, as the U.S. Fund's portfolio companies may hold. Moreover, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not change the tax laws with respect to qualification as a REIT or the U.S. federal income tax consequences of that qualification.

If a portfolio company of the U.S. Fund were to fail to qualify as a REIT for any taxable year, it would be subject to U.S. federal income tax on a portfolio company’s taxable income at corporate rates.  In addition, a portfolio company would generally be disqualified from treatment as a REIT for the four taxable years following the year in which it loses its REIT status.  A loss of a portfolio company’s REIT status would mean a reduction in its net earnings available for investment or distribution to us because of the additional tax liability.  Additionally, distributions to investors of the U.S. Fund would no longer be deductible in computing a portfolio company’s taxable income and it would no longer be required to make distributions.  To the extent that distributions had been made in anticipation of a portfolio company's qualifying as a REIT, a portfolio company may be required to borrow funds or liquidate some investments in order to pay the applicable corporate income tax. Furthermore, although a portfolio company intends to operate in a manner intended to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause a portfolio company’s board of directors to recommend that a portfolio company revoke its REIT election.

Statutory and regulatory requirements in the United States may limit or impose restrictions on our investment opportunities in the United States.

Local laws and regulations in the United States will require the consultation of U.S. legal experts, often at considerable expense. The governmental bodies and bureaucracy that exists in the United States (e.g., various authorizations and permits required for building and zoning, length of time for processing applications and filings, etc.) may impose regulatory and operational difficulties affecting the real estate projects in which the U.S. Fund invests.

The shopping and entertainment centers business is subject to heavy regulation, including with respect to acquisition of real estate properties, building and zoning requirements and fire safety control. In addition, the U.S. Fund will be subject to laws governing its relationships with employees, including minimum wage requirements, overtime, working conditions, and work permit requirements and possibly collective labor agreements. A determination that the U.S. Fund or its portfolio companies are not in compliance with these regulations could result in the imposition of fines, an award of damages to private litigants and significant expenses in bringing the U.S. Fund’s shopping and entertainment centers into compliance with the regulations. In addition, the U.S. Fund’s ability to make headcount reductions may be hampered by labor laws and courts which traditionally favor employees in disputes with former employers.

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

However, subject to time limitations, Israeli courts may enforce a U.S. judgment in a civil matter, if:

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was rendered by a court of competent jurisdiction, in compliance with due process and the rules of private international law prevailing in Israel;

•	the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

•	no action between the same parties in the same matter is pending in any Israeli court at the time the lawsuit is instituted in a U.S. court; and

•	the U.S. courts are not prohibited from enforcing judgments of the Israeli courts.

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

While we make every effort to conduct thorough and reliable due diligence investigations, in some countries where former communist regimes carried out extensive land expropriations in the past, we may be faced with restitution claims by former land owners in respect of project sites acquired by it. If upheld, these claims would jeopardize the integrity of our title to the land and our ability to develop the land.

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

Under the Indian government's policy on Foreign Direct Investment ("FDI Policy"), an acquisition or investment by us in an Indian sector or activity, in particular in the shopping and entertainment centers business, which does not comply with certain limitations, is subject to governmental approval. With respect to the real estate sector, these limitations include, among other things, a minimum investment and minimum size of built-up land. In addition, under the FDI Policy it is not permitted for foreign investors to acquire agricultural land for real estate development purposes. There is no assurance that we will comply with the limitations prescribed in the FDI Policy in order to not be required to receive governmental approvals. Failure to comply with the requirements of the FDI Policy will require us to receive governmental approvals which we may not be able to obtain or which may include limitations or conditions that will make the investment unviable or impossible, and non-compliance with investment restrictions may result in the imposition of penalties. This would have an adverse effect on our business and results of operations.

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

Adverse economic conditions in markets in which we operate can harm our business. Recently, global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. These economic factors include diminished liquidity and tighter credit conditions, leading to decreased credit availability, as well as declines in economic growth and employment levels. Although there are currently signs of improvement in the global economy and in the countries in which we operate, the recession may return. In addition, the scope and effects of the recent economic instability in Europe cannot yet be determined. Partly as a result, entire industries have faced and may be facing extreme contraction and even the prospect of collapse. The credit crisis could have a number of follow-on effects on our business, including a possible: (i) slow-down in our business, resulting from lower consumer expenditure, inability of consumers to pay for products and services, insolvency of consumers or insolvency of key partners, (ii) negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and other sources of funding in the future on terms favorable to us, and (iii) decrease in asset values that are deemed to be other than temporary, which may result in impairment losses. If such increased levels of volatility and market turmoil continue, it may materially adversely affect our results of operations and may increase the difficulty for us to accurately forecast and plan future business.

If we are characterized as a passive foreign investment company for U.S. federal income tax purpose, holders of ordinary shares may suffer adverse tax consequences.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the value of our assets, averaged quarterly, are held for the production of, or produce, passive income, we will be characterized as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes. A determination that we are a PFIC could cause our U.S. shareholders to suffer adverse tax consequences, including having gains realized on the sale of our shares taxed at ordinary income rates, rather than capital gains rates, and being subject to an interest charge on gain from the sale or other disposition of our ordinary shares, and on certain “excess distributions” with respect to our ordinary shares and could have an adverse effect on the price and marketability of our shares. If we are a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. See “Item 10.E. Taxation - Tax consequences if we are a Passive Foreign Investment Company” below.

We are subject to various legal proceedings that may have a material adverse effect on our results of operations.

Certain legal proceedings have been initiated against us, including litigation in connection with the change of control of us and our subsidiary Elscint Ltd. ("Elscint") in May 1999 and the acquisition of the hotel businesses by Elscint in September 1999, as well as motions to certify certain of such claims as class actions and litigation by an individual who claims to have rights to a percentage in us and certain of our subsidiaries. For details refer to note 23B(3) in our annual consolidated financial statements included in this annual report. A determination against us in some or all of these proceedings, mainly those related to class actions, may materially adversely affect our results of operations.

We have significant capital needs and additional financing may not be available.

The sectors in which we compete are capital intensive. We require substantial up-front expenditures for land acquisition, development and construction costs, certain investments in research and development as well as for the ongoing maintenance of our hotels or operation of our centers. In addition, following construction, additional financing is necessary to maintain the centers in good condition until they are sold. Accordingly, we require substantial amounts of cash and financing for our operations. We cannot be certain that such external financing would be available on favorable terms, on a timely basis or at all. During 2008, the world markets experienced a financial crisis, which resulted in lower liquidity in the capital markets. Lower liquidity may result in difficulties to raise additional debt or less favorable interest rates for such debt. In addition, construction loan agreements generally permit the draw down of the loan funds against the achievement of pre-determined construction and space leasing milestones. If we fail to achieve these milestones, the availability of the loan funds may be delayed, thereby causing a further delay in the construction schedule. If we are not successful in obtaining financing to fund our planned projects and other expenditures, our ability to undertake additional development projects may be limited and our future results of operations could be materially adversely affected. Our inability to obtain financing may affect our ability to construct or acquire additional shopping centers and hotels, and we may experience delays in planned renovation or maintenance of our hotels that could have a material adverse effect on our results of operations.

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

We cannot guarantee that we will be able to generate enough cash flow from operations or that we will be able to obtain sufficient capital to service our debt or fund our planned capital expenditures. In addition, we may need to refinance some or all of our indebtedness on or before maturity. We cannot guarantee that we will be able to refinance our indebtedness on commercially reasonable terms or at all. We have the ability under our debt instruments to incur substantial additional indebtedness and any additional indebtedness we incur could exacerbate the risks described above. If we are subject to a rating downgrade, or a suspension or withdrawal of the rating assigned by a rating agency to our publicly held notes, we may experience increased difficulty in raising debt financing in the future or in refinancing our indebtedness.

Our results of operations fluctuate due to the seasonality of our various businesses.

Our annual revenues and earnings are substantially dependent upon general business activity, vacation and holiday seasons and the influence of weather conditions. As a result, changes in any of the above have a disproportionate effect on the annual results of operations of our hotels and fashion retail businesses.

One of our shareholders beneficially owns a substantial amount of our ordinary shares and, therefore, effectively controls our affairs.

As of March 31, 2010, Mordechay Zisser, our Executive President and a director, held, directly and indirectly, approximately 49.55% of our issued share capital. For additional information, see "Item 7.A. Major Shareholders." As a result of such holdings, Mr. Zisser has the ability, in effect, to elect the members of our board of directors and to effectively control our business.

A loss of the services of members of our senior management, including in particular, that of Mr. Mordechay Zisser, could materially adversely affect our business and results of operations

We depend on the continued services of the members of our senior management team, including in particular that of Mr. Mordechay Zisser, our Executive President and a director. Any loss of the services of Mr. Mordechay Zisser or any other member of our senior management team could result in the loss of expertise necessary for us to succeed, which could cause our revenues to decline and impair our ability to meet our objectives, see "Item 6.B. Directors, Senior Management and Employees - Compensation of Directors and Officers – Services of Mr. Mordechay Zisser."

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

ITEM 4.  INFORMATION ON THE COMPANY

A.           HISTORY AND DEVELOPMENT OF THE COMPANY

Elbit Imaging Ltd. was incorporated in 1996 under the laws of the State of Israel. Our shares are listed on the NASDAQ Global Select Market (ticker symbol: EMITF) and on the Tel Aviv Stock Exchange ("TASE"). Our executive offices are located at 2 Weitzman Street, Tel-Aviv 64239, Israel. You may reach us by telephone at (972-3) 608-6000 or by fax at (972-3) 608-6050. Our address in the U.S. is c/o Elscint, Inc., 747 Third Avenue, 4th Floor, New York, NY 10017-2803.

For a summary of our recent acquisitions, dispositions and other activities and of our capital expenditures and divestitures during the years 2007, 2008 and 2009 and that are currently in progress, see “Item 5. Operating and Financial Review and Prospects - Overview.”

B.           BUSINESS OVERVIEW

We operate in the following principal fields of business:

•
Commercial and Entertainment Centers - Initiation, construction, and sale of commercial and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in CEE and in India. In certain circumstances and depending on market conditions, we may operate and manage a commercial and entertainment center prior to its sale.

•	Hotels - Hotels operation and management, primarily in major European cities.

•	Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment.

•
Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe.

•	Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel.

•
Other Activities - (i) venture capital investments; (ii) investments in hospitals and farm and dairy plants in India, which are in preliminary stages; and (iii) wholesale trade of home applications in India.

Shopping and Entertainment Centers

This business includes mainly shopping and entertainment centers which are currently under construction and/or development in capital cities and important regional areas in various countries in CEE and India. In addition to the shopping and entertainment centers business, our real estate portfolio includes certain mixed-use real estate projects which include predominantly shopping and entertainment combined with other elements of operations, including offices, residential units, conference centers and leisure facilities. In this segment, we also include other real estate projects, such as office buildings. In this annual report, we refer to all projects mentioned above, as “shopping and entertainment centers.” Construction or development of each such project is generally conducted through a special purpose project corporation, owned by our 67.5% subsidiary, Plaza Centers N.V. (LSE: PLAZ) (WSE: PLAZ/PLAZACNTR) (“PC”) (63% on a fully diluted basis). In certain cases, such special purpose corporation is held as a joint venture with project partners.

As at the date of this annual report, our shopping and entertainment segment of operations includes a total of 3 operating projects, 31 projects in various stages of planning, development and construction, including 16 shopping and entertainment centers, 11 mixed-use projects, one office building and 3 offices. Our projects are located in Romania, Poland, India, the Czech Republic, Serbia, Hungary, Bulgaria, Latvia and Greece.

Business Concept and Strategy

Our main focus in this field of operations is development and construction of new shopping and entertainment centers and redeveloping existing centers, where there are significant redevelopment potential, in both capital cities and important regional centers.

Our shopping and entertainment centers vary in size and may range between 8,000 m² and 70,000 m2 gross lettable area (“GLA”), but we may develop larger shopping and entertainment centers if our development criteria are met. We develop shopping and entertainment centers whose size, tenant mix and design are dictated by market demand, and that take into account particular factors such as the size of the local population (generally a minimum of 50,000 people), the socio-economic status of the population, any competing shopping and entertainment centers in the locality, local retail demand (whether for fashion, grocery, local convenience stores or entertainment) and the location of the site (whether city center or suburban).

Our centers are principally comprised of two elements: shopping and entertainment.

The shopping element is comprised of large retail anchor tenants (such as Tesco, Match, Peek&Cloppenburg, New Yorker, H&M, Zara and C&A). These anchor tenants form the basis of the shopping areas around which smaller boutiques, international brands (such as Hugo Boss, Mango, Aldo, Sephora, Reserved, House and Esprit) and local retailers create a carefully balanced tenant mix to meet local demand. Leases with anchor tenants generally run for a term of ten to fifteen years, with an option to extend. Leases with semi-anchor tenants are usually for a term of five to ten years, while standard units are usually leased for three to five years.

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

During the last few months of 2008 there was extraordinary turbulence in economic and financial markets worldwide which impacted considerably on activity in real estate markets worldwide, with the lack of availability of financing being a key factor behind the dramatic slowdown in investment transactions. Although debt market conditions slightly improved in 2009, the repercussions of the global recession are still very strong and PC's management estimates that it will continue to have an impact on current and potential tenants for some time.

During 2009 PC commenced the construction of two developments in Suwalki and Zgorzelec, in Poland, with the latter being completed and opened in March 2010. The remainder of PC's development pipeline projects are in various stages of design, awaiting to receive permits or under construction. Commencement of these projects will depend, amongst other things, on the availability of external financing. Our projects in the shopping and entertainment centers business are divided into four principal project categories: (i) operating projects; (ii) shopping and entertainment centers under development; (iii) mixed-use projects with predominant retail characteristics, under development; and (iv) other projects (offices and other yielding real estate projects). Set forth below is information with respect to the projects in each category.

        Operating Projects

Riga Plaza - Riga, Latvia

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

Liberec Plaza - Liberec, Czech Republic

In March 2009, PC opened the Liberec Plaza, in the center of Liberec, a city in the north of the Czech Republic. This shopping and entertainment center has a GLA of approximately 17,000 m2 and includes an anchor supermarket, fashion retailers, a Fantasy Park, a food court and restaurants. The center also includes a residential area of 850 m2 and 800 m2 of office space. This center is 100% owned by PC. Management of the Liberec Plaza is conducted by a third party management company.

Zgorzelec Plaza - Zgorzelec, Poland

In March 2010, PC opened the Zgorzelec Plaza in Zgorzelec, Poland, a town in south-western Poland. This shopping and entertainment center has a GLA of approximately 13,000 m2.  It houses over 60 stores, anchored by a supermarket and brand name fashion retailers and has 450 parking spaces. This center is 100% owned by PC. Certain management services of the Zgorzelec Plaza are conducted by a third party management company.

Shopping and Entertainment Centers under Development

Name of Project	Location	Title	PC Share %1	Approximate Land Area (m2)	Approximate Gross Lettable Area (m2)	Estimated Completion	Status
Suwałki Plaza	Suwałki, Poland	Ownership	100	21,000	20,000	2010	Under construction
Lodz Plaza	Lodz, Poland	Ownership / perpetual usufruct	100	50,000	45,000	2012-2013	Planning and development stage
Csiki Plaza	Miercurea Ciuc, Romania	Ownership	100	33,000	14,000	2011	Construction commenced awaiting external financing for completion
Kragujevac Plaza	Kragujevac, Serbia	Leasing for 99 years until 2106	100	24,500	22,000	2012	Planning and development stage
Uj Udvar 2	Budapest, Hungary	Ownership	35	8,700	16,000	2012	Planning and development stage
Timisoara Plaza	Timisoara, Romania	Ownership	100	32,000	43,000	2012-2013	Planning and development stage
Toruń Plaza	Toruń, Poland	Perpetual leasehold	100	62,800	39,000	2012	Planning and development stage
Kielce Plaza	Kielce, Poland	Perpetual leasehold	100	30,000	33,000	2013-2014	Planning and development stage
Leszno Plaza	Leszno, Poland	Perpetual leasehold	100	17,000	16,000	2013-2014	Planning and development stage
Sport Star Plaza	Belgrade, Serbia	Leasing for 99 years until 2106	100	30,000	45,000	2013-2014	Planning and development stage
Shumen Plaza	Shumen, Bulgaria	Ownership	100	17,000	20,000	2013-2014	Planning and development stage
Slatina Plaza	Slatina, Romania	Ownership	100	20,000	17,000	2012-2013	Planning and development stage
Constanta Plaza	Constanta, Romania	Ownership	100	26,000	18,000	2012	Planning and development stage
Hunedoara Plaza	Hunedoara, Romania	Ownership	100	41,000	13,000	2012-2013	Planning and development stage
Targu Mures Plaza	Targu Mures, Romania	Ownership	100	31,000	30,000	2012-2013	Planning and development stage
Helios Plaza	Athens, Greece	Ownership	100	15,000	26,000	2012	Planning and development stage
__________________________
1	Directly or indirectly.
2	Uj Udvar is currently active and has an approximate GLA of 12,000 m2 and approximately 14,000 m2 of parking areas.

Total additional estimated costs of construction, required for completion of all of the above projects and the percentage of pre-leased areas are presented in the following table:

Country	Estimated cost of completion	Percentage Pre-leased *
Poland	€254 million (approximately $365 million)	60%
Romania	€187 million (approximately $269 million)	-
Hungary	€75 million (approximately $108 million)	-
Serbia	€22 million (approximately $32 million)	-
Bulgaria	€36 million (approximately $52 million)	-
Greece	€70 million (approximately $101 million)	-

* In respect of those projects that are under construction

Mixed-use Projects - Predominantly Retail Projects, Under Development

Name of Project	Location	Title	PC Share %	Approximate Land Area (m2)	Approximate Gross Lettable Area (m2)	Estimated Completion	Status
The Dream Island	Budapest, Hungary	Ownership / land use rights	43.51	320,000	350,0002, 3	2013-2015	Initial excavation and archeological works commenced. An exclusive casino license has been awarded.
Casa Radio	Bucharest, Romania	Leasing for 49 years ending 2056	754	102,000	600,0002, 5	2013-2015	Initial construction commenced. Approval of the Urban technical commission has been obtained
Iasi Plaza	Iasi, Romania	Ownership	100	46,500	62,000	2012-2013	planning and development stage
Belgrade Plaza	Belgrade, Serbia	Leasing for 99 years ending 2106	100	9,000	70,000 2	2013-2014	Planning and development stage
Sofia Plaza Business Center	Sofia, Bulgaria	ownership	51	75,000	44,000	2013-2014	Planning and development stage
Koregaon Park	Pune, Maharashtra State, India	Ownership	1006	24,000	111,000 2, 7	2011 (Mall) 2012 (offices)	Under construction
Kharadi	Kharadi, Pune, India	Ownership	506	56,000	205,000 2, 8	2014	Planning and development stage
Trivandrum	Trivandrum, Kerala State, India	Ownership	506	43,500	195,000 2, 9	-	Planning stage

1
Indirectly (PC has a 50% shareholding in a company which has a 87% interest in the consortium which owns the project. The remaining interests are 10% held by a company controlled by the managing director of the consortium and a further 3% is owned by minority shareholders).

2	GBA.
3
This project is expected to include approximately 3,000 hotel rooms in several hotels of different categories as well as approximately 1,000 leisure apartments, a 3,500 seat convention center, a 1,500 seat opera house, a 3,500 seat multi-purpose theater, a marina with anchorage capacity for 300 vessels, a shopping and entertainment center including a prestigious ‘Designer avenue’, a Roman cultural museum, and parking facilities for approximately 5,500 vehicles, as well as a casino of 40,000 m2.

4
Other investors in the project include the Government of Romania, which will procure that the project company is granted the necessary development and exploitation rights in relation to the site for a 49-year period in consideration for a 15% interest in the project and an additional developer which holds 10%.

5
The project will consist of a complex with a planned GBA of approximately 600,000 m2 (including parking), and will include a shopping and entertainment center of approximately 170,000m2, with a hypermarket of approximately 6,500m2, a hotel of 35,000m2 (320 rooms), an apartment hotel of 18,000m2, a ferris wheel, a conference center of 14,000m2 and 130,000m2 of offices.

6
For information regarding the rights of Mr. Abraham (Rami) Goren, our Executive Vice Chairman of the board of directors, in the projects, see "Item 6.B. Directors, Senior Management and Employees - Compensation of Directors and Officers - Agreements with our Executive Vice Chairman."

7
This project is expected to include a shopping and entertainment center with an estimated GBA of approximately 83,500 m2 and an office building with an estimated GBA of approximately 27,500 m2 (including underground parking).

8	This project is expected to include a shopping and entertainment center with an estimated GBA of approximately 150,000 m2 and an office complex of approximately 55,000 m2.
9	This project is expected to include a shopping and entertainment center of approximately 67,000 m2, office space of approximately 90,500 m2 and an apartment hotel of approximately 37,500 m2.

Total additional estimated costs of construction, required for completion of all of the above projects and the percentage of pre-leased areas are presented in the following table:

Country	Estimated cost of completion	Percentage Pre-leased * **
Hungary	€1,070 million (approximately $1,541 million)	-
Romania	€683 million (approximately $984 million)	-
Serbia	€100 million (approximately $144 million)	-
Bulgaria	€72 million (approximately $104 million)	-
India	€333 million (approximately $480 million)	30%

*           In respect of the commercial part of the mixed-use project.
**           In respect of those projects that are under construction.

Other Projects (Offices and Other Yielding Real Estate Projects)

Arena Plaza Extension, Budapest, Hungary

The Arena Plaza extension is a planned office addition of approximately 40,000 m2 GLA to the Arena Plaza in Budapest, Hungary (a shopping and entertainment center of 66,000 m2 sold to aAIM). The project is in the preliminary phase and is scheduled to open in 2013.

Plaza-BAS. B.V, Romania.

Within the framework of a joint venture partnership with BAS Development (“BAS”), PC is developing residential and office projects in Romania. BAS is a private company which is active in the Romanian property market. Plaza-Bas B.V. a company established by the joint venture partners, ("Plaza Bas"), acquired the shares then held by BAS in seven residential and office development projects. Plaza Bas is 50.1% owned by PC and the remaining 49.9% is owned by BAS. PC has the power to appoint 60% of the board members in Plaza Bas.

Out of the seven existing BAS projects, the following are for office development:

•
Brashov - PC owns a 25% share in an office development project known as the Primavera Tower Brasov with a planned GBA of approximately 12,000 m². It is anticipated that the project will be completed in 2013.

•
Ploiesti - PC owns a 25% share in an office development project known as the Primavera Tower Ploiest, with an expected GBA of approximately 10,000 m². It is anticipated that the project will be completed in 2012.

Total additional estimated costs of construction, required for completion of all of the above projects and the percentage of pre-leased areas are presented in the following table:

Country	Estimated cost of completion	Percentage Pre-leased *
Hungary	€48 million (approximately $69 million)	-
Romania	€47 million (approximately $68 million)	-

* In respect of those projects that are under construction.

Hotels

General

The goal of our hotel business is to acquire and manage, generally via management companies, four-star hotel properties, that are conveniently located near major transportation stations which provide the business and vacation traveler with upscale quality accommodation.

In addition to our operational hotels, we develop hotels within our mixed-use projects (both commercial and residential) and furthermore, hold interests in certain plots and properties intended to be developed or refurbished into hotels, see " - Hotels under development or renovation" below.

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

The Centerville Aparthotel is managed by us and the Rezidor Hotel Group manages three of our hotels (two hotels in Belgium and one in Romania) (Park Plaza and the Rezidor Hotel Group, together, the "Management Companies").

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

Within the terms of the management agreements with Park Plaza we were granted a sub-franchise by Park Plaza granting us a license to use the "Park Plaza" name, in relation to the hotels owned and operated by Park Plaza, in consideration for royalties not to exceed certain percentage of the room revenues of such hotels.

We are entitled to terminate our Management Agreements (excluding the Radisson Blu Bucharest Hotel agreement), subject to payment of a termination fee to the Management Company. In the event of a sale of the Victoria Hotel in Amsterdam, Park Plaza is also entitled to receive 2.5% of any profit generated from such a sale.

Under the Radisson Blu Bucharest Hotel management agreement, the Rezidor Hotel Group undertook to guarantee that the adjusted operating income of such hotel, from the second year of operation, will not decrease below a fixed annual amount, subject to a cap payable from the total aggregate amount accumulated during the term of the agreement. The agreement also provides for minimum and maximum capped aggregate fees payable to the Rezidor Hotel Group.

Business Concept and Strategy

Our business concept and strategy for our hotels include the following elements:

Location: Our hotels are generally situated in close proximity to major railway links into cities, such as the central railway station in Amsterdam (situated across from our Park Plaza Victoria Amsterdam Hotel), the central railway station in Antwerp (situated opposite our Radisson Blu Astrid Antwerp Hotel) and the Victoria railway station in London (situated close to our Park Plaza Victoria London Hotel). The Amsterdam and Antwerp stations accommodate the services of the Train de Grand Vitesse (the “TGV”).

Service: Our hotels make considerable efforts to offer personal services at an upscale level.

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

Operating Hotels

The table below provides information with regard to our operating hotels:

Name and Rate of Hotel	Title	Our Share As of December 31, 2009	Approximate Constructed Area (square feet)	Total Rooms and description	Average Occupancy Rates During 2009 (%)	Additional information
Park Plaza Victoria Amsterdam1 Amsterdam, the Netherlands Four Star Deluxe	Freehold	50%	220,000	306 including Executive rooms and Business and deluxe Suites	92%	a business center and a health center, 10 conference rooms, bar and a restaurant
Park Plaza Utrecht Utrecht, the Netherlands Four Star	Leasehold	50%	56,000	120 superior and executive rooms	73%	includes 11 conference rooms, a business center a sauna, a gym, bar and a restaurant
Radisson Blu Astrid Antwerp Antwerp, Belgium Four Star Deluxe	Freehold	100%	223,000	247 rooms including business class suites & 19 new luxury apartments	57%	Includes an oceanarium attraction, 18 conference rooms, a bar, a restaurant and a fully equipped health club with a pool
Radisson Blu Bucharest Bucharest, Romania Five Star	Freehold	77%	900,000	424 rooms suites, executive suites and one exclusive royal suite	47%	The complex of both hotels includes several restaurants, a spa and a world class health academy, casino, shopping area and supermarket services
Centerville ApartHotel Bucharest, Romania	Freehold	77%		292 apartments	91%
Park Plaza Sherlock Holmes London London, the United Kingdom Four Star Deluxe	Leasehold	45% equity and 50% voting	67,500	119 rooms and executive rooms	86%	This boutique style hotel includes executive lounge, main meeting room and 7 board rooms, a bar and a restaurant
Park Plaza Victoria London London, the United Kingdom Four Star Deluxe	Freehold	50%	242,000	299 including guestrooms and suites plus 12 one & two bedroom apartments	87%	includes executive lounge, health center, main conference room and 13 additional conference rooms, a bar and a restaurant
Park Plaza Riverbank London2 London, the United Kingdom Four Star Deluxe	Leasehold	45% equity and 50% voting	337,000	394 rooms including superior and executive rooms and suites	83% together	The complex also includes full leisure center, conference and business rooms, restaurant, brasserie, bar and lounge
Plaza on the River London2 London, the United Kingdom Four Star Deluxe				65 luxury residential suites
Park Inn Antwerp, Belgium Three star boutique	Freehold	100	32,250	59 rooms going from standard to junior suite with terrace	61%	Includes a restaurant, a lounge and a fitness room

1	See also “ - Hotels under Development or Renovation” below.
2	Park Plaza Riverbank London Hotel and Plaza on the River London Hotel form part of the Riverbank complex.

Average room rate for 2009, for our hotels in the Netherlands was: €119 (approximately $171); average room rate for 2009, for our hotels in Belgium was: €104 (approximately $150); average room rate for 2009, for our hotels in United Kingdom (including the Plaza on the River) was: €129 (approximately $185); and average room rate for 2009, for our hotels in Romania was: €82 (approximately $118).

Revenue Per Available Room ("RevPar") for 2009, for our hotels in the Netherlands totaled: €103 (approximately $149); RevPar for 2009, for our hotels in Belgium totaled: €60 (approximately $87); RevPar for 2009, for our hotels in the United Kingdom (including the Plaza on the River) totaled: €109 (approximately $157); and RevPar for 2009, for our hotels in Romania totaled: €53 (approximately $76).

Recently Acquired Hotels

In April 2010, we, together with Park Plaza, acquired the Holiday Inn Schiphol Hotel located near the Amsterdam Schiphol Airport, for a purchase price of €30 million (approximately $40 million). The acquisition was executed through Schiphol Victoria Hotel C.V., a partnership jointly and equally controlled by us and Park Plaza.

The purchase was financed mostly through a bank loan, with an equity contribution of the joint venture partners of €1 million (approximately $1.44 million) each. The bank loan also provides for additional funds for a prospected refurbishment of this hotel as well as other hotels held by the joint venture partners in The Netherlands.

The hotel offers 342 rooms and over 1,800 square meters of flexible meeting space. The hotel is intended to operate under the "Park Plaza" brand name.

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

Plot in Tiberius, Israel

In July 2007 we entered into an agreement with the Israel Land Administration, according to which we leased a plot of approximately 44,600 m2 in Tiberius, Israel for a term of 49 years (through 2056) with an option to extend the lease term for an additional 49 years. The total consideration paid amounted to NIS 30.6 million. We intend to build a hotel on the site. Under the agreement, we undertook to complete the construction work of the hotel within a period not exceeding 36 months (July 2010). Also under the agreement, we provided the Israel Land Administration with two bank guarantees in the aggregate amount of NIS 10 million, linked to the Israeli Consumer Price Index in order to secure our undertakings under the lease agreement.

The Image Guided Treatment Business

All of our activities in the image guided treatment field are performed through our controlled subsidiary InSightec, in which we hold approximately 71.3% of the outstanding share capital (59.7% on a fully diluted basis).

Other shareholders of InSightec include GE (16.9% on a fully diluted basis) and MediTech Advisers LLC ("MTA"). Employees, directors, officers and other investors hold the remaining shares of InSightec. The fully diluted holdings in InSightec are calculated including options exercisable into InSightec's ordinary shares which start vesting upon the initial public offering of InSightec or upon the occurrence of certain other material changes to InSightec.

In February 2010, we announced our intention to restructure our bio-tech and medical holdings, under a new wholly owned subsidiary, Elbit Medical Ltd. (“EML”), and to offer shares of such subsidiary in a public offering on the Tel Aviv Stock Exchange. On April 28, 2010, we filed an initial draft prospectus with the Israel Securities Authority, in respect of the initial public offering of EML shares on the Tel Aviv Stock Exchange. The success of such offering is subject to general economic market conditions, the interest level of investors and the performance of EML's business.

In 2009, we invested a total of $15 million in Series B Preferred Shares of InSightec.

The Series B Preferred Shares of Insightec are senior to all other shares and subordinate to all creditors. Each Series B Preferred Share of Insightec may be converted at any time at the holder’s option into ordinary shares, and will be automatically converted upon an initial public offering of Insightec's shares that meets certain criteria. In addition, upon the closing of our investment in Series B Preferred Shares mentioned above, all outstanding Series A Preferred Shares of InSightec and all convertible notes of InSightec were converted into Series B Preferred Shares and all contingent warrants granted by InSightec were exercised into ordinary shares.

Pursuant to the fifth amended and restated securityholders agreement entered into among us, InSightec, GE and MTA in January 2010, we are entitled, as long as we hold at least 50.01% of the outstanding share capital of InSightec on a fully diluted basis, to appoint three directors to serve on InSightec’s board of directors as well as the CEO, subject to the consent of InSightec’s board of directors. We will be entitled to appoint two directors to Insightec’s board of directors as long as we hold less than 50.01% but more than 30% of the outstanding share capital of InSightec on a fully diluted basis, and in the event our holdings range between 5% and 30% of the outstanding share capital of InSightec on a fully diluted basis, we will have the right to appoint one director to Insightec’s board of directors.

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

Certain decisions of InSightec are required to be approved by a vote of 70% of the holders of the issued and outstanding Series B Preferred Shares. In addition, GE has certain veto rights with regard to the execution of certain significant transactions or activities not in the ordinary course of business, as long as GE continues to hold at least 5% of the outstanding share capital of InSightec.

In February and April 2010 we undertook to provide InSightec with financial support up to an aggregate amount of NIS 15 million, on terms to be agreed upon between the parties according to market conditions, in order to enable InSightec to continue its operations until the end of its current fiscal year. For this purpose we have provided InSightec with a credit line that is linked to the Israeli consumer price index. In addition, in April 2010 EML undertook to provide InSightec with financial support, starting June 2010, up to an aggregate amount of NIS 7.6 million, on terms to be agreed upon between the parties according to market conditions.

Business description

InSightec has developed and markets the ExAblate - the first FDA-approved system for MRgFUS. InSightec’s objective is to transform the surgical environment for the treatment of a limited number of forms of benign and malignant tumors by replacing invasive and minimally invasive surgical procedures with an incision-less surgical treatment solution. The system is designed to deliver safe and effective non-invasive treatments while reducing the risk of disease and potential complications, as well as the direct and indirect costs associated with conventional surgery. In October 2004, InSightec received FDA approval to market the ExAblate in the United States for the treatment of uterine fibroids, a type of benign tumor of the uterus. Prior to that, in October 2002, InSightec received authorization to affix the CE mark to the ExAblate, enabling it to market the system in the European Economic Area, and certain Asian countries, for the treatment of uterine fibroids. InSightec also has regulatory approval for the ExAblate for uterine fibroids in Canada, Russia, Brazil, Mexico, Korea, Taiwan, Australia, New Zealand and Singapore, as well as for the treatment of breast cancer in Korea. In May 2007, InSightec also received CE-marking (marketing approval in the EEA), and in January 2008 it received approval from the Israeli health ministry for the pain palliation of bone metastases. In April 2009, the FDA approved expanded guidelines for the uterine fibroid application. InSightec is also in various stages of development and clinical research for the application of its MRgFUS technology to the treatment of other types of benign and malignant tumors. These additional applications are being developed to take advantage of the modular design of the ExAblate, which enables it to function as a common platform for multiple MRgFUS-based surgical applications. Currently, InSightec has an installed base of 68 units in academic hospitals, community hospitals, MRI clinics and physician-formed joint ventures. The ExAblate is operable only with certain MRI systems manufactured by GE.

In January 2010, Japan’s Ministry of Health, Labor and Welfare (MHLW) approved InSightec’s MRgFUS system for the treatment of women with uterine fibroids. ExAblate is currently the only non-invasive treatment for uterine fibroids approved for use in Japan. InSightec’s MRgFUS technology integrates the therapeutic effects of focused ultrasound energy with the precision guidance and treatment outcome monitoring provided by MRI systems. Ultrasound is a form of energy that can pass harmlessly through skin, muscle, fat and other soft tissue, and is widely used in diagnostic applications. The ExAblate uses a phased-array transducer that generates a high intensity, focused beam of ultrasound energy, or a sonication, aimed at a small volume of targeted tissue. The focused ultrasound energy provides an incision-less therapeutic effect by raising the temperature of the targeted tissue mass high enough to ablate, or destroy it, while minimizing the risk of damage to overlaying and surrounding tissue.

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

In July 2009, a team at the University Children’s Hospital in Zurich completed a feasibility study testing the use of non-invasive transcranial MR-guided focused ultrasound surgery (TcMRgFUS) for the treatment of neuropathic pain.  Ten adult patients diagnosed with chronic neuropathic pain successfully underwent non-invasive deep brain ablation surgery (central lateral thalamotomy) with TcMRgFUS and showed improvement in pain scores and reduction of pain medication with no adverse effects at three months follow-up. This was the first study in the world to test non-invasive transcranial focused ultrasound as a treatment modality for functional brain disorders.

Distribution and Marketing

InSightec distributes and markets its products directly and through the entering into distribution agreements with third parties. Distribution agreements are generally for a term of between one and five years, with an option to extend the agreement based on the performance of the distributor.

InSightec has contracted with several distributors in Europe and Asia who market and sell its systems. InSightec has entered into exclusive distribution agreements with GE, for exclusivity in the United States and Canada, and with Rosslyn Medical Ltd., for exclusivity in Russia.

Business Concept and Strategy

InSightec’s strategic objective is to continue to expand its uterine fibroid application, as well as the product development efforts and clinical studies for additional applications. If the results of its clinical studies are positive, InSightec intends to pursue regulatory approval in the United States and other targeted jurisdictions to market the ExAblate for these additional treatment applications.

In addition, InSightec aims to become the market leader in MRgFUS systems and to achieve a significant improvement in the quality and efficacy of the treatment while demonstrating cost effectiveness. To that effect, InSightec is developing the ExAblate®4000, a unique system targeted at non-invasive treatment of brain tumors and central nervous system targets. As of May 2010, six systems were installed, one in Israel, one in Europe, one in Canada, and three in the United States. In addition, research and development activities have been initiated towards implementing new product derivatives for treating bone and prostate cancer tumors. These new systems exploit InSightec’s new and proprietary dense acoustic array technology for better tumor control and treatment flexibility.

Residential Projects

Under our residential sector we initiate, construct and sell residential projects and other mixed-use real property projects predominantly residential, located in Eastern Europe and in India.

Joint Venture with PC to Develop Mixed-Use Projects in India

In August 2008 we signed a joint venture agreement with PC for the development of major mixed-use projects in India (except for projects which are only or mainly shopping and entertainment centers, which will be developed only by PC and are excluded from the framework of this joint venture). Under this agreement, PC acquired from us a 47.5% stake in our subsidiary Elbit Plaza India Real Estate Holdings Limited (“EPI”). We, directly and through EPI own two mixed-use projects in India in conjunction with local Indian partners, namely the Bangalore and the Chennai projects, and have engaged with certain third parties with the intent to develop an additional project on the Kochi Island. EPI will also look for further development opportunities for large scale mixed-use projects in India, predominantly led by either residential, office or hotel schemes (the “EPI Agreement”). Under the EPI Agreement, we are to hold in trust 50% of our rights in the Kochi Island project in favor of PC. We undertook to transfer our right and holdings in the Kochi project to EPI within 12 months following the execution of the EPI Agreement, or alternatively transfer 50% of such rights directly to PC. We furnished PC with a guarantee for the fulfillment of this undertaking. This undertaking and guarantee have since been extended until August 25, 2010.

Consideration paid by PC for the acquisition of the stake in EPI was the nominal amount for the 47.5% shareholding, plus approximately $126 million, reflecting 50% of all loans and financing invested by us in the Bangalore, Chennai and Kochi projects. The loans and financing were used to, or designated to be used for, the purchase of the plots of land and for other associated costs related to EPI’s real estate activities.

Following the execution of the EPI Agreement, PC and us each hold 50% of the voting rights in EPI and 47.5% of the equity. The additional 5% of the equity rights will be held by our Executive Vice Chairman in accordance with the agreement executed by us and our Executive Vice Chairman in January 2008. For additional information, see "Item 6.B. Directors, Senior Management and Employees - Compensation of Directors and Officers - Agreements with our Executive Vice Chairman."

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

The original term of the Sourcing Agreement was for a period of 15 years. The EPI Agreement provides that in the event the latter is terminated prior to the lapse of the 15 year term of the Sourcing Agreement, then under such circumstances we and PC will re-execute a project sourcing agreement in identical form to the Sourcing Agreement for the remainder of the 15 year term.

        Residential Projects

As at the date of this annual report, our Residential Project segment of operations includes a total of 11 projects in various stages of planning, development and construction, including 8 residential projects and 3 mixed-use real property projects which are predominantly residential. Our projects are located in the Czech Republic, Poland, Romania and India.

Name of Project		Location	Title	Share %	Approximate Land Area (m2)	Approximate Gross Built Area (m2)	Estimated Completion
Prague III *		Prague, Czech Republic	Ownership	100	46,500	44,300 (potential 61,600 for future apartments)	- *
Roztoky		Prague, Czech Republic	Ownership	100	39,000	14,000	2013
Łódź		Łódź, Poland	Ownership / perpetual usufruct	100	33,500	80,000	-
Plaza BAS Joint Venture	Fountain Park	Bucharest, Romania	Ownership	12.5	14,000	18,000	2012-2013
	Acacia Park	Ploiest, Romania	Ownership	25	12,500	32,000	2012-2013
	Green Land	Ploiest, Romania	Ownership	25	18,400	37,000	2013-2014
	Valley View	Brasov, Romania	Ownership	25	73,000	140,000	2014-2016
	Pine Tree Glade	Brasov, Romania	Ownership	25	28,300	50,000	2013-2014

*
Currently operates as a logistics and commercial center and an office building used by PC. Due to planning difficulties, it is not possible to develop a shopping and entertainment center on this site. Accordingly, PC is examining the possibilities of developing this site as a residential complex.

Total additional costs of construction required for completion of all of the above projects is estimated at:

•	With respect to the projects developed in Romania - €14 million (approximately $20 million);

•	With respect to the projects developed in Poland - €183 million (approximately $264 million);

•	With respect to the projects developed in the Czech Republic - €104 million (approximately $150 million);

Mixed-Use / Residential Projects

Name of Project	Location	Title	Share %	Approximate Land Area (m2)	Approximate Gross Built Area (m2)	Estimated Completion
Bangalore Project	Bangalore, Karnataka State, India	Freehold and Development Rights	501, 2, 3	1,780,000 (of which rights to 218,500 obtained so far)	Exceeding 2 million	Preliminary stage - cannot be estimated.
Chennai	Chennai, Tamil Nadu State, India	Freehold and Development Rights	801, 2	546,000 (of which rights to 255,000 obtained so far)	Exceeding 1 million	2012-2015
Kochi	Kochi, Kerala State, India	Freehold and Development Rights	501 2	166,000 (of which rights to 52,600 obtained so far)	575,000	Preliminary stage - cannot be estimated.

1	For information regarding the EPI Agreement, a joint venture agreement signed with PC in respect to our India operations, see “ - joint venture with PC to Develop Mixed-Use Projects in India” above.
2
For information regarding the rights of Mr. Abraham (Rami) Goren, our Executive Vice Chairman of the board of directors, in the projects, see "Item 6.B. Directors, Senior Management and Employees - Compensation of Directors and Officers - Agreements with our Executive Vice Chairman."

3	As of the date of this annual report, we hold 100% in this project and we have an obligation to issue, subject to certain conditions, up to 50% holdings in the project to our joint venture partner.

Total additional costs of construction required for completion of all of the above projects in India is estimated at €1,900 million (approximately $2,736 million).

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

As of the date of this annual report, the Joint Venture Company (which at this stage is our wholly owned subsidiary) has secured rights over approximately 54 acres of such 230 acres and EPI paid approximately INR 2,840 million (approximately $133 million) (out of which PC’s share is 50%). In addition, EPI paid to the local partner an interest bearing refundable advance of INR 2,536 million (approximately $54 million) (the “Refundable Advance”) on account of the future acquisition by the Joint Venture Company of a further 51.6 acres of such 230 acres (the “Additional Land”), which was scheduled to occur until March 13, 2009.

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

As of the date of this annual report, the Additional Land has not been purchased. On May 27, 2009, we and PC asked the third party partner for the immediate repayment of the Refundable Advance in accordance with the terms of the agreement, which has not been repaid. Due to changes in market conditions, negotiations are currently being held between the parties, EPI, the Joint Venture Company and the local partner to establish new commercial understandings regarding the joint development of the Project Land, the financing, commercial relationship and working methods between the parties and the mechanism for distribution of the revenues from the Project Land.

Chennai, Tamil Nadu State, India

In December 2007 EPI, executed agreements for the establishment of a special purpose vehicle (“Chennai SPV Company”) together with one of the leading real estate developers in Chennai. Subject to the fulfillment of certain conditions, the Chennai SPV Company will acquire the ownership and development rights in and to approximately 135 acres of land situated in the Sipcot Hi-Tech Park in the Siruseri District of Chennai, India. Under these agreements, EPI is to hold 80% of the equity and voting rights in the Chennai SPV Company, while the Local Partner will retain the remaining 20% are held by a local partner.

Under the agreement, EPI’s investment in the Chennai SPV Company will be a combination of investment in shares and compulsory convertible debentures.

The total investment which we anticipate will be made by us by virtue of our 80% interest in this project is in the aggregate amount of INR 4,277 million (approximately $92 million), assuming that the entire area of 135 acres is acquired by the Chennai SPV Company.

The consummation of the agreements will be accomplished in stages, and is subject to the fulfillment of certain regulatory requirements, as well as to our satisfactory due diligence investigations, in respect of each stage.

As at the date of this annual report, EPI has completed the purchase of approximately 62.7 acres out of the total 135 for consideration of approximately INR 1,986 million (approximately $43 million). An additional amount of INR 217 million (approximately $5 million) was paid in advance in order to secure the acquisition of an additional 7 acres.

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

We intend to develop a mixed-use project on this land, which will consist of exclusive residential units (in both high rise buildings and villas), ancillary amenities such as club houses, swimming pools and sport facilities, a local retail facility and an office complex with a total built area exceeding 1 million m2, all subject to approval of the building permits by the competent authorities. It is anticipated that construction of this project, which will be executed in stages, will last 3 to 7 years.

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

As part of this project, in September 2006, we, together with an Indian corporation ("Project SPV") (the "Third-Party Shareholder"), entered into an agreement (as subsequently amended in January 2007) for the purchase by us and the Project SPV of an area of land measuring 13 acres  (approximately 52,600 m2) ("Property A") for a total consideration of INR 1,495 million (approximately $32 million), payable subject to fulfillment of certain obligations and conditions by the seller in respect of Property A, principally the obtaining all permissions required for construction thereon and making good and marketable title with regard to Property A.

Additionally, an area of 28 acres (approximately 113,300 m2) ("Property B") will be transferred by the seller to the Project SPV without any consideration, and the seller will be entitled to receive 40% of the constructed area which will be built by the Project SPV on Property B. It was further agreed that all fees, costs and expenses for construction on Property B will be borne by the Project SPV, and that the Project SPV will have the sole control over the construction as well as the marketing of the entire project.

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

Under the EPI Agreement (joint venture with PC), we undertook to transfer all our rights to the Kochi Project to EPI, or transfer 50% of such rights to PC. We have furnished PC with a corporate guarantee for the fulfillment of such undertaking.

Fashion Apparel

Our fashion businesses are operated through our wholly owned subsidiary Elbit Trade.

We believe that accumulating international leading brands, and developing them in Israel, will provide us with a competitive advantage in the Israeli market. Our strategy is to utilize our expertise in real estate and retail to localize international leading brands, making them accessible to the Israeli consumer, while providing competitive pricing. As a result, we hope to obtain a significant market share of the fashion retail industry in Israel. In order to maximize each of our brands' market share potential, we expand our market with new store launches according to our long term deployment plan and study the sales growth of comparable stores in Israel.

As at the date of this annual report, our retail and fashion operations consist of the following international brands:

Mango-MNGTM

Elbit Trade is the exclusive Israeli distributor and retailer of the internationally renowned retail brand name MANGO-MNG™. The exclusive distribution rights for Mango products in Israel were granted to us by Punto FA S.L. for a ten-year period ending in 2015. Under the agreement with Punto FA, Elbit Trade has agreed to guarantee annual minimum purchases at rates and subject to terms and conditions specified in the agreement, and has undertaken to pay Punto FA seasonal marketing, public relations, and store-support fees. Elbit Trade currently operates 25 Mango stores in Israel.

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

GAPTM & Banana Republic TM

In February 2009, Elbit Trade signed a franchise agreement with GPS Strategic Alliances LLC., to open and operate GAP and Banana Republic stores in Israel. Under the agreement, Elbit Trade has been granted the right to use the brands’ trade mark names and has undertaken to uphold certain financial covenants. We have guaranteed all of Elbit Trade’s monetary obligations under the agreement, and we have agreed to make a line of credit available to Elbit Trade, should it fail to secure credit from a financing bank. The term of the franchise agreement is for 5 years with an extension of an additional 5 year term, subject to fulfillment of certain conditions. The first GAP store opened in Jerusalem in August 2009 and the second store opened in Tel Aviv in February 2010.

Other Activities

Our other activities consist of (i) venture capital investments; (ii) investments in hospitals and farm and dairy plants in India, which are in preliminary stages; and (iii) wholesale trade of home applications in India.

Set forth below is information with respect to our operations in each of the above businesses and in certain other new business activities:

Venture Capital Investments

In addition to our core operations, we hold interests in the following companies.

Company Name	Areas of expertise	% of investment as of March 31, 2010
Gamida Cell Ltd.
Expansion of hematopoietic (blood) stem cells therapeutics in clinical development for cancer and autoimmune diseases, as well as future regenerative cell-based medicines including cardiac and pancreatic repair.
31.64% 27.25% (on a fully diluted basis)
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
24.44% 16.23% (on a fully diluted basis)
Varcode Ltd.	Developing labels for improving logistical chain (“cold chain”) of manufacturers. Varcode uses the FresCode products that monitor anomalies and improve the shelf life of perishables.	52.2% (non-diluted and fully diluted)

Elbit India Healthcare

Since early 2007 we have been planning and developing a chain of multi-specialty tertiary hospitals in India in order to address the local emerging and current needs for a specialized medical care centers. It is anticipated that the chain will include hospitals in several major metropolitan areas in India.

We are in advanced stages of planning a 150 bed hospital in Goa, following the award of a long-term agreement for the development and operation of such a hospital, by the Government of Goa. In addition, we are exploring the development of additional hospitals in other metropolitan areas across India, in the framework of which we are currently planning to develop 300 bed multi-specialty tertiary hospitals in each of Bangalore, Kolkata and Pune. Those projects will be developed by us either alone or together with local Indian partners.

Our headquarters for all the healthcare activities is located in Bangalore and comprised of a professional team, headed by a medical doctor who specializes in healthcare management. Additionally, through our various activities in the field of medical devices and biotechnology, we have ongoing relationships with numerous medical centers in Israel and abroad which enable us to build an advisory and support team to assist us in this venture. We anticipate that the new hospital chain in India will closely collaborate with both InSightec and Gamida Cell Ltd. ("Gamida Cell") in the field of clinical trials and research and will have close ties with several medical centers in Israel and abroad for telemedicine, specialty treatments, exchange programs and training of personnel.

Dairy Farm and Dairy Plant, India

In February 2008, we executed a Memorandum of Agreement with the Government of the State of Gujarat, India pursuant to which we, through a local subsidiary, will be entitled to establish a modern dairy farm with approximately 10,000 dairy cows and an ultra-modern dairy plant that will produce basic and premium dairy products. The Government of Gujarat has issued us an allotment letter with respect to land measuring approximately 500 acres (approximately 2,000,000 m2), which, upon exercise, will award us the land for a long term lease ending in 2038, for the purpose of establishing the dairy farm and dairy plant. The project has not commenced due to physical obstacles which require investigating the possibility to obtain an alternative location. Advancement in other projects may result in us deciding to divert our efforts and resources to other projects in order to accelerate the development of such other projects.

On July 22, 2009, the Government of Andhra Pradesh through the Andhra Pradesh Industrial Infrastructure Corporation Ltd. ("APIIC") issued allotment letters to our local subsidiaries with respect to the allotment of two adjacent plots of approximately 50 acres and 150 acres of land at Pulivendula, Kadapa District, Andhra Pradesh, and on August 13, 2009, an additional allotment letter with respect to the allotment of approximately 300 acres in Palamaneru, Chittoor District, Andhra Pradesh. Our local subsidiaries and APIIC intend to enter into a lease / sale development agreement on the basis of the allotment letters, for the development of a modern dairy farm and an ultra-modern dairy plant that will produce basic and premium dairy products, and was awarded a long term lease agreement with respect to facilities for research and development activities with respect to cattle breeding, high quality semen production, artificial insemination technologies etc.

In addition, we are contemplating the possibilities to initiate similar projects in other locations in India, and are examining some further potential areas suitable for the establishment of dairy farms and plants. We are also examining the option to start with a smaller dairy farm that may be expanded in the future at the same site or within a defined area, as shall be more suitable to our needs.

The project in Andhra Pradesh is expected to be executed in several phases with commencement of work being subject to completion of land allotment procedures, obtaining the necessary building permits and regulatory approvals.

The total investment in the project is anticipated to be approximately $100 million. As of March 2010, no material investments have been made in this project.

It is intended that the planned dairy farm will make use of the advanced technology and expertise developed in Israel, and will also include modernized contract-farming activities for the production of the food materials required for the dairy farm. Our local subsidiaries are in the process of investigating such technologies as well as possible cooperation and joint venture possibilities.

Shopping and entertainment centers in the United States

In February 2010, Elbit Plaza USA, L.P. (“Elbit Plaza USA”), a real estate investment venture jointly formed by us and Plaza Centers, entered into a framework and co-investment agreement with Eastgate Property LLC, an affiliate of NCH Capital Inc., an established U.S. based international real estate fund manager (“Eastgate”).

Under the agreement each party has committed to invest $100 million (for a combined total of $200 million) into a U.S. real estate investment fund that will be jointly established by the parties with outside investors and which will focus on investments in the U.S. retail and commercial real estate sectors (the “U.S. Fund”). Eastgate shall take an active role in the joint management of the U.S. Fund, utilizing its long-standing experience in fund management activities in the United States. The parties intend to take advantage of real estate opportunities in the United States, primarily in the retail and commercial sectors. The agreement provides that the parties will identify and locate potential investments during a two-year period in which the U.S. Fund together with the co-investment facility will acquire assets or enter into joint ventures with owners of relevant assets or portfolios, with the objective of selling the U.S. Fund's assets or holdings and dissolving the U.S. Fund within a five-to-seven-year period of the initial closing of the U.S. Fund.

The agreement is part of Elbit Plaza USA’s efforts of securing capital commitments totaling approximately $400 million, together with Elbit Plaza USA’s and Eastgate’s investments, to be utilized in pursuit of the U.S. Fund’s investment program, enabling the funding of property acquisitions valued at up to $1 billion, taking into account potential leverage.

On April 22, 2010, the U.S. Fund entered into a series of agreements for investment in Macquarie DDR Trust ("MDT"), an Australian publicly traded trust, which holds and manages two U.S. REIT portfolios (Macquarie DDR US Trust Inc. ("REIT I") and Macquarie DDR US Trust II Inc. ("REIT II")) with 41 operating retail properties in REIT I and 37 operating retail properties in REIT II, which altogether total approximately 13.3 million square feet of leasable area, mainly of community shopping centers throughout the United States (the "Investment Agreements").

 Under the Investment Agreements:

•
MDT completed a 9.5 million Australian Dollar (approximately $8.8 million) private placement (“Placement”) to the U.S. Fund in which it issued to the U.S. Fund 141.48 million new units, representing 15% pre-placement. The units issued in the Placement will rank equally with existing MDT units;

•	The U.S. Fund has acquired from Macquarie Group Limited a 2.6% principal unitholding in MDT;

•
MDT shall initiate a proposed recapitalization of MDT by way of a pro rata entitlement offer which will be sub-underwritten by the U.S. Fund (“Entitlement Offer”) to raise approximately 200 million Australian Dollars (approximately $185.5 million) (“Proposed Recapitalization”). Other substantial unitholders of MDT will be offered the opportunity to participate in the sub-underwriting of the offer. The U.S. Fund’s final ownership level in MDT will depend on the participation level of MDT’s other unitholders in the offer and the extent of other unitholders participation in the sub-underwriting of the offer. The Entitlement Offer was conditional on MDT entering into definitive underwriting agreements with professional underwriters and receiving acceptable standstill agreements from MDT’s head lenders and derivative counterparties, which have since been executed.; and

•
Following the completion of the Entitlement Offer, the U.S. Fund shall acquire from Macquarie Group its 50% interest in the management company of MDT (“U.S. Manager”) which is responsible for the day-to-day management of MDT, including its investments and investments strategy management, financing, etc. Developers Diversified Realty Corporation, an Ohio corporation specializing in real estate investments and assets management ("DDR"), will remain as a 50% co-owner of the U.S. Manager and continue to act as property manager for MDT’s assets. Upon completion of the U.S. Fund’s acquisition of the U.S. Manager, the composition of the board of the company owning the U.S. Manager will change such that the U.S. Fund will appoint at least half the board members and Macquarie Group will have no representatives.

 It is intended that the proceeds of the Placement and Proposed Recapitalization will be used for the repayment of the amounts outstanding under MDT's unsecured debt and derivative liabilities and other senior debt, and provide enhanced balance sheet stability to MDT.

 Following the Placement and acquisition of Macquarie’s interest in MDT, the U.S. Fund’s holding in MDT is approximately 15.3%. This holding may increase as a result of the Proposed Recapitalization.

 Half of the U.S. Fund's investment under the Investment Agreements shall be financed by Eastgate and half by us and PC. PC and we shall finance our portion in the investments in equal shares.

Revenues classified by geographical markets and by business segments

The following table sets forth our breakdown of revenues by each geographic market in which we operate, for each of the last three years (in NIS thousands):

	2009	2008	2007	Convenience Translation in U.S. Dollars for 2009

Israel	132,021	102,736	96,875	34,972
Western Europe	293,921	305,660	353,245	77,860
Central and Eastern Europe	238,443	669,740	3,006,192	63,164
Others	28,992	20,181	42,249	7,680
Total Revenues	693,377	1,098,317	3,498,561	183,676

The following table sets forth our breakdown of revenue by business segments for each of the last three years (in NIS thousands):

	2009	2008	2007	Convenience Translation in U.S. Dollars for 2009

Shopping and Entertainment centers	102,937	568,895	2,935,416	27,268
Hotels	396,736	387,776	440,048	105,096
Image Guided Treatment	75,318	38,076	54,958	19,952
Residential Projects	-	834	-	-
Fashion Apparel	118,386	102,736	68,139	31,360
Total Revenues	693,377	1,098,317	3,498,561	183,676

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

Fashion Apparel

Elbit Trade’s business is influenced by seasonal shifts in the apparel market. During the winter season (December - February) and summer season (June - August), the apparel market, including Elbit Trade, commences discount sales to the public, which consequently increases Elbit Trade’s revenues and causes a decrease in the gross profit margin for such periods. In addition, Elbit Trade’s revenues may fluctuate due to seasonal purchasing by consumers, especially around holidays, such as Passover, which usually falls in the second quarter, and the Jewish New Year and other holidays, in the third and fourth quarters.

Patents and Proprietary Rights; Licenses

PC is the registered owner of a European Community trademark “Plaza Centers + figures.” During 2008, both we and PC have applied to the Trade Mark Registry in India, for the registration of trademarks for our Indian operations. The Indian applications are still pending.

Pursuant to our agreements with Park Plaza and the Rezidor Hotel Group, our hotels are managed under the names: “Park Plaza”, “Radisson Blu” and “Park Inn.” We have also registered our CenterVille operations as a trademark in Romania.

InSightec’s intellectual property includes ownership of 95 patents, out of which 33 are registered in the United States, 43 in various European countries, three in Japan, six in China and 10 under the Patent Cooperation Treaty (PCT). In addition, InSightec has submitted 55 patent applications, which remain pending and in process.

InSightec has registered trademarks for “ExAblate,” ExAblate 2000” and “InSightec” in the United States, European Union, Canada and Israel.

In our fashion and retail operations, our products are traded under the following trademarks: MANGO-MNG™ - pursuant to a license granted by Punto-FA; G-STAR™ - pursuant to a license granted by G-STAR International B.V.; and GAP™, GAP Kids™, Baby GAP™ and Banana Republic™ - pursuant to a license granted under a franchise agreement between Elbit Trade and GPS Strategic Alliances LLC, GAP (ITM) Inc., and Banana Republic (ITM) Inc.

Competition

Shopping and entertainment centers

We have been active in emerging markets since 1996, when we opened the first western-style shopping and entertainment center in Hungary and began to implement our vision of offering western-style retail and entertainment facilities to a growing middle class and an increasingly affluent consumer base. Over the past 14 years, we have expanded our operations in Central Europe and eastward into Poland, Greece, the Czech Republic, Latvia, Serbia, Romania, Bulgaria and India, and have proven our ability to anticipate and adapt to market trends and deliver innovative large-scale projects.

We have a number of competitors in CEE countries in which we operate or intend to operate in the shopping and entertainment centers business, particularly in the larger capital cities. The following factors, however, should be noted:

•	shopping centers which are not in close proximity and which do not draw their clientele from the same population areas are not considered as being competitive;

•
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

•
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

      In Pune, India, our main competitors in mixed-use projects and shopping and entertainment centers are Kalyani Nagar Mall developed by Mariplex, Bund Garden Mall developed by Central Mall, Camp Mall developed by SGS Mall, Camp mall and offices developed by Nucleus and a mall developed by Ishanya.

Hotels

The lodging industry in Europe has traditionally been classified on a grading system, with five-stars representing a luxury hotel and one-star a budget hotel. Most of our hotels enjoy a four-star grading, or qualify as four-star establishments, while some are designated as “Four Star Deluxe” establishments. Our Radisson Blu Bucharest Hotel is rated as a five-star hotel.

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

Recently, GE’s main competitors in magnetic resonance imaging, namely Philips and Siemens, have developed MRgFUS devices; Philips manufactures their own system whereas Siemens has partnered with Chongqing Haifu, a Chinese manufacturer of therapeutic ultrasound systems. As of May 2009, Philips has three systems currently installed in sites. These sites are participating in an FDA Phase I study for the treatment of uterine fibroids.  This validates the uterine fibroid application for which InSightec’s ExAblate received FDA approval in 2004. Siemens and Chonqing Haifu have treated 23 patients in a Chinese study, and one paper has been published on this data.  Siemens/Chonqing has no systems installed outside of China.

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

        Residential Projects

        In Bangalore, India, our main competitors in residential buildings are Salarpuria Group, Mantri, SJR Group, Purvankara and Vasvani Astoria.

        In Chennai, India, our main competitors are the Gold City Project developed by Dugar, the Cosom City Project developed by Purvankara, the Neel Kamal project developed by Real Value, the Lotus Pond Project developed by Vijay Shanthi, the Serenity Project developed by Sabari and the Unihomes Project developed by Unitech.

Fashion Apparel

        Elbit Trade operates in a competitive market characterized by a large and increasing number of international and local brand stores and independent stores in Israel. Elbit Trade’s direct competitors include brand stores such as H&M, Zara, Castro, Fox, H&O, Honigman, Renuar and Golf which are located in the vast majority of the shopping centers in Israel. Increased competition could result in pricing pressure or loss of market share and adversely affect Elbit Trade’s revenues and profitability. Elbit Trade’s competition strategy includes: bringing in major international leading brands, localizing them, investing in branding, maintaining a compatible pricing strategy, spreading chains and making them accessible to the Israeli consumer.

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

In India, the term "real estate" has not been formally defined. A reference to this term is found in the National Industrial Classification Code, 1987 ("NIC Code") under Group 820, which deals with the purchase, sale, letting and operating of real estate such as residential and non-residential buildings, developing and sub-dividing real estate into lots, lessor of real property, real estate agents, brokers and managers engaged in renting, buying and selling, managing and appraising real estate on a contract or fee basis. The FDI Policy (as hereinafter defined) refers to the term “real estate business”, which includes dealing in land and immovable property with a view to earning profit or income therefrom.  Foreign direct investment (“FDI”) in the real estate sector in India is governed by provisions of the Foreign Exchange Management Regulation and the consolidated FDI policy issued by the Department of Industrial Policy and Promotion of the Indian Ministry of Commerce and Industry, through various Press Notes (“FDI Policy”). The last release with respect to the FDI Policy was a Consolidated FDI Policy circular issued by the Department of Industrial Policy and Promotion (DIPP) of the Indian Ministry of Commerce and Industry, made with effect from April 1, 2010. FDI in real estate business is restricted under the FDI Policy, as stipulated in Press Note 2 (2005 Series) and Press Note 2 (2009 Series) and the Consolidated FDI Policy issued by the Department of Industrial Policy and Promotion of the Indian Ministry of Commerce and Industry. As per the FDI Policy, FDI is allowed up to 100% under the automatic route in townships, housing, built-up infrastructure and construction-development projects (which includes, but is not restricted to, housing, commercial premises, hotels, resorts, hospitals, educational institutions, recreational facilities, city and regional level infrastructure), subject to restrictions pertaining, inter alia, to the following matters: (a) Minimum Area to be developed under each project; (b) Minimum Capitalization for each project; (c) Non-Repatriation of Original Investment (Lock-in period); (d) Project Completion Schedule; (e) Conformance with Local laws and Applicable Standards; (f) Obtaining Necessary Approvals; (g) Supervision by the state government/ municipal/local body concerned.

Under the Foreign Exchange Management (Acquisition and Transfer of Immovable Property in India) Regulations, 2000, as amended from time to time, we cannot acquire any agricultural land without a prior approval of the Reserve Bank of India (“RBI”) and the proposals relating to acquisition of agricultural land are considered in consultation with the Government of India. The Process of such RBI approval in consultation with the Government of India could be time consuming.

Due to the urbanization process in India, former agricultural lands and villages were merged into the expending urban areas, and as a result, those lands and the buildings that were built thereupon, became subject to various municipal regimes, some of which that were legislated by municipal authorities that no longer exist. As a result, in certain locations throughout India, it is impossible to initiate rezoning activities and/or obtain building permits from the currently governing municipal authorities, with respect to lands and buildings that were handled by the former municipal authorities. Those problems are being solved either by specific legislation or by other solutions, such as municipal tax assessments that define the new land usage. The solutions may vary from state to state within India. There is no assurance that those solutions will be validated by future legislations or recognized by the respective authorities, at any time in the future.

       Certain Shopping and Entertainment Centers projects, as well as other projects of the Company in India, are being carried out through joint ventures with Indian partners. The Reserve Bank of India (RBI) has amended certain provisions under the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations (2000), relating to the pricing norms for issuance of shares by an Indian company to persons resident outside India. These regulations include provisions stipulating that the shares of an unlisted company have to be issued at a price not less than the fair valuation, and in case of issuance on preferential allotment, the issuance price cannot be less than the price as applicable to transfer of shares from resident to non-resident as per the pricing guidelines laid down by RBI from time to time, being as of date, the fair valuation of shares.

Residential Projects

For information regarding governmental regulation applicable to our residential and mixed-use real estate projects, see "Governmental Regulations - Shopping and Entertainment Centers” above.

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

       In India, under the FDI Policy, 100% foreign investment is allowed under the automatic route for hotels sector.  The term “hotel” includes restaurants, beach resorts and other tourism complexes providing accommodation and/or catering and food facilities to tourists.

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

Fashion Apparel

The principal regulatory requirements for our Fashion Retail operations in Israel include: (i) compliance with the Israeli Consumer Protection Law, 5741-1981; (ii) maintaining various licenses and permits issued by governmental authorities (including receiving applicable standards from the Israeli consumer standard institute for certain imported accessories); (iii) compliance with employment regulations; (iv) compliance with customs and other importing regulations; and (v) non-infringement of intellectual property rights of any party.

Other Activities

Hospital Sector

There are currently no pre-conditions or requirements to be fulfilled by an investor for investing in the hospital sector , health and medical services in India, so that under the FDI Policy 100% FDI under the automatic route is permitted in these sectors, in order to give a boost to the health care industry in India.

Necessary approvals, registration or licenses have to be obtained by a hospital under the by-laws, rules, and other regulations of the concerned state government, municipal or local body. In addition, each hospital must adhere to the rules, regulation and other instruction issued from time to time by the Indian Ministry of Health, as well as common standards and practices in the healthcare industry.

Dairy Farming

In India, non-residents, non-resident Indians (“NRIs”) and overseas corporate bodies (“OCBs”) are prohibited from investing in agricultural or plantation activities in India. However, 100% FDI is permitted under the automatic route in floriculture, horticulture, development of seeds, animal husbandry, pisciculture, aqua-culture, cultivation of vegetables, mushrooms under controlled conditions and services related to agro and related allied sectors by non-residents, NRIs and OCBs. Besides the above, FDI is not permitted in any other agricultural sector or activity. The exact definition or scope of activities that are covered under animal husbandry are not provided for in the FDI Policy. The National Industrial Classification Code, 1987 provides under the broad head of “Raising of Livestock” (under Division 02) to include sub heads such as cattle breeding, raising or production of livestock, goat breeding and other livestock products etc. Milk products and milk are included in the definition of livestock products.  Thus, activities related to dairy farming fall under the category of “raising of livestock.” Further, registration is required under the municipal or by-laws of the concerned state for dairy farming business.

In this regard, the Department of Industrial Policy and Promotion in India has clarified that a foreign company which proposes to set up a subsidiary in India to engage in Animal Husbandry can acquire and hold agricultural land to be used for such activity.

Dairy farming activities involve the importation into India of cows’ embryos and frozen semen, which requires the obtaining of an import license from the Indian Ministry of Commerce and Industry. The establishment of dairy farms and dairy plants involve obtaining of veterinary approvals of the respective Indian administrations. The agricultural sector in India enjoys governmental support under subsidy schemes initiated by the Indian Ministry of Agriculture, Department of Animal Husbandry Dairying & Fisheries (DADF). The financing of the subsidies (grants and low-interest loans) is made by the National Bank for Agriculture and Rural Development (NABARD). Although the subsidy schemes are not aimed to support NRIs and OCBs, various related activities may enjoy the benefits of such schemes.

C.           ORGANIZATIONAL STRUCTURE

We are a subsidiary of Europe-Israel (M.M.S.) Ltd. ("Europe-Israel"), which holds approximately 47.71% of our ordinary shares. See "Item 7.A. Major Shareholders" below. Europe-Israel is wholly owned by Control Centers Ltd., a privately held Israeli company, which is controlled by Mr. Mordechay Zisser, who serves as our Executive President and a director. Our significant subsidiaries and companies in which we have a significant interest as of the date of this annual report are as follows:

NAME OF COMPANY	ABBREVIATED NAME	COUNTRY OF ORGANIZATION	THE COMPANY’S DIRECT/INDIRECT OWNERSHIP PERCENTAGE
Elscint Ltd.	Elscint	Israel	100%
BEA Hotels NV	BEA	The Netherlands	100%
Elbit Ultrasound (Netherlands) BV	EUBV	The Netherlands	100%
Elbit Plaza India Real Estate Holdings Limited	EPI	Cyprus	50% (1)(2)
InSightec Ltd.	InSightec	Israel	71.2% (3)
Plaza Centers N.V.	PC	The Netherlands	67.5% (4)
Elbit Trade & Retail Ltd.	Elbit Trade	Israel	100%
Elbit Plaza USA, L.P.	Elbit Plaza USA	USA	100% (5)

(1)
We hold 47.5% of the shares in EPI directly, and an additional 47.5% through PC. For additional information as to the joint venture signed between us and PC regarding EPI, see “Item 4.B Business Overview - Residential Projects.”

(2)
For details as to the grant of 5% of EPI’s equity to Mr. Abraham (Rami) Goren, our Executive Vice Chairman of the board of directors. See "Item 6.B. Directors, Senior Management and Employees - Compensation of Directors and Officers - Agreements with our Executive Vice Chairman."

(3)
Approximately 60% on a fully diluted basis, including warrants granted by InSightec contingent upon certain rates of return as well as 2,000,000 options exercisable into InSightec's ordinary shares which vest upon the initial public offering of InSightec.

(4)	Approximately 63% on a fully diluted basis.
(5)	We hold 50% in Elbit Plaza USA directly, and an additional 50% through PC.

D.           PROPERTY, PLANTS AND EQUIPMENT

Our operational portfolio consists of various freeholds, leaseholds and other tangible assets. For details as to such real estate portfolio, see “Item 4.B Business Overview.” Hereunder, we present information regarding certain tangible fixed assets including leasehold properties that do not form part of our operational portfolio, but rather serve as basis for our and our subsidiaries’ offices and management.

We lease approximately 1,997 m2 including warehouse area (not including parking places of 50 m2) for management and administration purposes in an office building in Tel-Aviv, Israel, until September 2016 with an option to extend the lease for a 10-year period. Aggregate rental fees (excluding VAT) paid by us in 2009, with respect to such lease were approximately NIS 1,670,805 (approximately $428,412).

In addition thereto, we lease approximately 240 m2 (not including parking area) in an office building in Herzliya, Israel for an annual rental fee of NIS 133,600 (approximately $34,270).

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

Elbit Trade leases approximately 550 m2 of office space in Tel Aviv, Israel, for its management and administration activities (not including stores) until June 2013 with an option to extend the lease for a 10-year period. Monthly rental and management fees payable by Elbit Trade are NIS 42,850 (approximately $10,850).

InSightec leases its main office and research and development facilities, located in Tirat Carmel, Israel, pursuant to a lease that expires in August 2013, with an option to renew the lease for up to five years. Pursuant to such agreement, InSightec occupies approximately 6,011 m2 in Tirat Carmel and Or-Yehuda. Total annual rental expenses under these leases are approximately $1.2 million. InSightec also leases offices in Dallas, Texas for an annual rental fee of approximately $130,000.

ITEM 4.A.  UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

Overview

We operate in the following principal fields of business:

•
Commercial and Entertainment Centers - Initiation, construction, and sale of commercial and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in CEE and in India. In certain circumstances and depending on market conditions, we may operate and manage a commercial and entertainment center prior to its sale.

•	Hotels - Hotels operation and management, primarily in major European cities.

•	Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment.

•
Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe.

•	Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel.

•
Other Activities - (i) venture capital investments; (ii) investments in hospitals and farm and dairy plants in India, which are in preliminary stages; and (iii) wholesale trade of home applications in India.

Our revenues from the sale of real estate and trading property are subject to the execution and consummation of sale agreements with potential purchasers. In periods when we consummate a sale of a real estate asset we record revenues in substantial amounts and as a result we may experience significant fluctuations in our annual and quarterly results. We believe that period-to-period comparisons of our historical results of operations may not necessarily be meaningful or indicative and that investors should not rely on them as a basis for future performance.

Our functional currency is NIS. Our consolidated financial statements are also presented in NIS. Since our revenues and expenses are recorded in various currencies, our results of operations are affected by several inter-related factors, including the fluctuations of the NIS compared to other currencies at the time we prepare our financial statements.

Financial data included in this discussion were derived from our consolidated financial statements and the analysis herein is based on our general accounting records and published statistical data. Such financial data have been rounded to the nearest thousand or million.

The following acquisitions and other activities affected our operational results for 2007, 2008, 2009 and 2010 (to date) and may continue to affect our operational results in the coming years. For additional information, see “Item 4. Information on the Company.”

2010

•
On April 28, 2010, our newly formed wholly-owned subsidiary, Elbit Medical Ltd., filed an initial draft prospectus with the Israel Securities Authority, in respect of its proposed initial public offering of shares on the Tel Aviv Stock Exchange. If the offering is consummated, we will hold our medical and bio-tech holdings (InSightec - approximately 62%, and Gamida Cell - approximately 27%; both on a fully diluted basis) through Elbit Medical Ltd., which was formed as part of our ongoing restructuring and streamlining of business activities.

•
In April 2010, we, together with Park Plaza, acquired the Holiday Inn Schiphol Hotel located near the Amsterdam Schiphol Airport, for a purchase price of €30 million (approximately $40 million). The hotel is intended to operate under the "Park Plaza" brand name. For additional information, see “Item 4.B. Business Overview – Hotels – Recently Acquired Hotels.”

•
On April 22, 2010, the U.S. Fund, a real estate investment venture jointly formed by Elbit Plaza USA and Eastgate entered into a series of agreements for investment in MDT, an Australian publicly traded trust, which holds and manages two U.S. REIT portfolios. For additional information, see “Item 4.B. Business Overview – Other Activities - Shopping and entertainment centers in the United States.”

•
In March 2010 we issued unsecured non-convertible Series G Notes to investors in Israel in an aggregate principal amount of approximately NIS 100 million (approximately $26 million) for gross proceeds of approximately NIS 100 million (approximately $26 million).

•
On February 9, 2010, Elbit Plaza USA entered into the framework and co-investment agreement with Eastgate. For additional information, see “Item 4.B. Business Overview – Other Activities - Shopping and entertainment centers in the United States.”

•
Effective as of January 1, 2010, we appointed Messrs. Ran Shtarkman and Dudi Machluf as our Co-Chief Executive Officers, replacing Mr. Shimon Yitzhaki, who was promoted to Chairman of the Board of Directors. Mr. Mordechay Zisser, our Executive Chairman of the Board, was appointed our Executive President and continues to serve on our board of directors.

•
Between January and March 2010, PC issued additional unsecured non-convertible Series B Notes to investors in Israel in an aggregate principal amount of approximately NIS 308 million (approximately $81.6 million) for gross proceeds of approximately NIS 330 million (approximately $87.4 million).

•	In February 2010 we opened one GAP store.

•	Between January and May 2010, we invested an aggregate of $0.46 million in our venture capital companies.

2009

•
In 2009 we issued additional unsecured non-convertible Series F Notes to investors in Israel in an aggregate principal amount of approximately NIS 141.6 million (approximately $37.5 million) for gross proceeds of approximately NIS 155.1 million (approximately $41 million).

•
In 2009 we issued Series 1 Convertible Notes to investors in Israel in an aggregate principal amount of approximately NIS 112 million (approximately $30 million) for net proceeds of approximately NIS 118.8 million (approximately $31.5 million).

•
In 2009 PC issued additional unsecured non-convertible Series B Notes to investors in Israel in an aggregate principal amount of approximately NIS 144.5 million (approximately $38.3 million) for net proceeds of approximately NIS 152 million.

•
On October 9, 2009, we sold 4,794,292 ordinary shares of PC to a number of Polish institutional investors, for an aggregate consideration of approximately £6.7 million (approximately $10.6 million). As result of this transaction, we generated a net cash flow of approximately £3.8 million (approximately $6.0 million). In addition, PC sold 14,500,000 of its shares to such Polish institutional investors, for an aggregate consideration of approximately £20.5 million (approximately $32.5 million).  As a result of this transaction, PC generated a net cash flow of approximately £12.8 million (approximately $20.3 million). These shares were originally purchased by PC as part of its share repurchase program announced in October 2008 which was executed between October 2008 and January 2009. Following these transactions we currently own approximately 68.3% of PC's share capital.

•
On June 19, 2009, we completed a private placement of approximately $7.6 million principal amount of our Series A Notes. These notes mature in 2014, are linked to the Israeli consumer price index and make semi-annual payments of principal and interest at the rate of 6% per annum, linked to the Israeli consumer price index. The notes were approved for listing on the Tel Aviv Stock Exchange, but initial re-sales are restricted by applicable securities laws until June 2011.

•
During 2009, we invested an aggregate amount of $15 million in Insightec, for which we were issued Series B Preferred Shares of Insightec. In addition, all the outstanding Series A Preferred shares of InSightec were converted into Series B Preferred shares, all convertible notes of InSightec were converted into Series B Preferred shares and all contingent warrants granted by InSightec were converted into ordinary shares.

•	In February 2009, Elbit Trade signed a franchise agreement with GAP Inc. to open and operate GAP and Banana Republic stores in Israel.

•	During 2009 we opened one additional G-STAR store and one GAP store. Our aggregate investment in such stores totaled approximately NIS 8 million (approximately $2.1 million).

•	During 2009 we invested an aggregate of $1.5 million in our venture capital companies.

2008

•
In 2008 PC issued additional unsecured non-convertible series B notes to investors in Israel in an aggregate principal amount of approximately NIS 798.5 million. These Series B Notes were listed for trade on the TASE and bear annual interest of 5.4%. In addition, in 2008 PC executed several cross currency interest rate swap transactions with Israeli banks in the total principal amount equal to the amount of the Series B Notes.

•
In 2008, we opened our 424 room Radisson Blu Bucharest Hotel, in Bucharest, Romania. Our Radisson Blu Bucharest Hotel is an integrated part of our Centerville complex. The hotel is managed by the Rezidor Hotel Group under the “Radisson Blu” brand name. During 2008 and through the opening of the Radisson Blu Bucharest Hotel, we have invested in this project a total of €20 million.

•
During 2008 the Radisson Blu Astrid Antwerp Hotel renovated its third floor to include 19 brand-new luxury apartment suites. Our investment in such renovation costs, including the rebranding of the hotel under the “Radisson Blu” brand, totaled €10 million.

•
In November 2008, PC bought the 50% interest of its joint venture partner in its Koregaon Park development, for a total consideration of approximately $20 million, which includes all of the cost invested by such partner.

•
In October 2008, we and PC commenced a share repurchase scheme of PC’s shares, through a series of on market purchases. As of December 31, 2008, we purchased PC’s shares for an amount of approximately €0.12 million and PC repurchased its shares for an amount of approximately €5.5 million.

•
In August 2008, we signed a joint venture agreement with PC, for the development of mixed-use projects in India. Under the agreement, PC acquired from us a 47.5% stake in our subsidiary EPI. Consideration for the 47.5% acquisition was approximately $126 million, reflecting 50% of loans and financing invested by us in respect of three mixed-use projects in India. For additional information on the three mixed-use projects, see “Item 4.B. Business Overview - Residential Projects.”

•
In July 2008, PC completed the handover of Plzen Plaza to Klepierre SA, a leading French property group (“Klepierre”). Plzen Plaza Shopping and Entertainment Center is located in the city of Plzen, the Czech Republic, and was pre-sold to Klepierre in 2005. The asset value of the Plzen Plaza amounted to approximately €61.4 million and the cash consideration paid to PC amounted to €54.6 million.

•
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

•
In March 2008, we entered into definitive agreements with one of the leading developers in Bangalore, India, for the joint development of the Bangalore Project. During 2008 we paid an amount of INR 284.8million in consideration of a 50% share of the first 54 Acres, and an amount of INR 2,536 million as an interest bearing advance payment on account of future acquisition of 50% of the next 51.6 acres, and all in addition to amounts paid in respect of this project in 2007.

•
In January 2008, PC entered into a joint venture partnership with BAS to develop residential and office projects in Romania. The newly established company, Plaza-Bas B.V. acquired the shares currently held by BAS in seven residential and office development projects. Plaza Bas is 50.1% owned by PC and the remaining 49.9% is owned by BAS.

•
In January 2008, we acquired the Park Inn Hotel in Antwerp, Belgium, for a purchase price (including certain acquisition expenses) of €4.7 million. During 2008 we completed the renovation and refurbishing of the hotel and in December 2008 it commenced its operation under the “Park Inn” brand name. Our additional investment in the renovation and refurbishing of the Park Inn Hotel totaled €5.3 million (approximately $7.4 million).

•	During 2008, we opened seven additional MANGO stores and one additional G-STAR store. Our aggregate investment in such stores totaled approximately NIS 22.5 million (approximately $6 million).

•	During 2008, we invested an aggregate of $1.6 million in our venture capital companies.

•	In 2008 we acquired an airplane to serve for our Indian operations. Acquisition costs amounted to $13.7 million.

2007

•
During 2007 we issued three series of unsecured non-convertible notes (Series D, E and F) in an aggregate principal amount of approximately NIS 1,034.2 million. The notes are linked to the increase in the Israeli consumer price index (the “CPI”). The notes were listed for trade on the TASE and bear annual interest of 5% to 6.3%.

•
During 2007 PC issued unsecured non-convertible Series A notes in an aggregate principal amount of approximately NIS 305 million. The notes were listed for trade on the TASE and bear annual interest of 4.5%. In addition, in 2007 PC had executed a cross currency interest rate swap transaction with an Israeli bank in a total principal amount equal to amount of the Series A Notes.

•
In December 2007, we entered into an agreement for the acquisition of an 80% stake in a joint venture company which will purchase up to 135 acres (approximately 546,000 square meters of land in Chennai (formerly Madras), India. For further information about this project, see "Item 4.B - Business Overview - Mixed-Use / Residential Projects - Chennai, Tamil Nadu State, India.”

•
In December 2007, PC completed the sale of its Arena Plaza shopping and entertainment center in Budapest, Hungary, to United Kingdom based active Asset Investment Management ("aAIM"), with effect from November 30, 2007. The asset value at the closing was determined to be €381 million. The net cash consideration received by PC in January 2008 was €254.8 million. In addition, during 2008 PC received an additional cash consideration amounting to €5.6 million (approximately $7.8 million) from aAIM as a result of purchase price adjustments of the transaction.

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

•
In July 2007, Elscint completed a transaction for the sale of the "Arena" shopping and entertainment center, located at the Herzliya Marina in Israel (“Arena Center”), pursuant to which, the buyer acquired all rights in and to the Arena Center reflecting an asset value of NIS 538 million. The net consideration received by us was NIS 335.2 million. Following purchase price adjustments, to be calculated based on Arena Center’s adjusted rent revenues (as this term is defined in the agreement) an additional amount may be paid to us.

•
In June 2007, Elscint completed a sale of its 50% interest in a company (“Andrassy”) which owns the building known as the “Ballet Institute Building” located in Budapest, Hungary. The net cash consideration was €29.8 million of which Elscint’s share was €14.9 million.

•	In June 2007, PC completed the sale of the Duna Plaza offices in Budapest, Hungary, to Klepierre for €14.2 million.

•
In May 2007, PC completed the delivery of two shopping and entertainment centers in Poland, the Rybnik Plaza and the Sosnowiec Plaza to Klepierre, (see also "Item 10.C. Material Contracts - Shopping and Entertainment Centers" below), reflecting a total asset value of €89.3 million. The net cash consideration received by PC was €48.2 million.

•
In July 2007, we entered into an agreement with the Israel Land Administration, according to which we leased a plot of approximately 44,600 m2 in Tiberius, Israel for a term of 49 years (through 2056) with an option to extend the lease term for an additional 49 years. The total consideration paid for this land, on which we intend to construct a hotel, amounted to NIS 30.6 million.

•
In 2007, we paid an amount of INR 2,000 million as a refundable advance payment in respect of the Bangalore Project in India. For additional information, see "Item 4.B - Business Overview – Mixed-Use / Residential Projects - Bangalore, Karnataka State, India.”

•	During 2007 we invested an amount of €21.7 million in the construction of the Radisson Blu Bucharest Hotel in Romania.

•	During 2007 we invested in our venture capital companies a total aggregate amount of $2.5 million.

Critical Accounting Policies and Estimates

General

A "critical accounting policy" is one that (i) is important to the portrayal of an entity's financial condition and results of operations and (ii) requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

In the application of our accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. In addition, in the process of applying our accounting policies, management makes various judgments, apart from those involving estimations, that can significantly affect the amounts recognized in our consolidated financial statements.

The following are the critical judgments and key sources of estimation uncertainty, that management has made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our consolidated financial statements.

Use of estimates

Impairment/write down of real estate properties

The recognition of an impairment/write down to our real estate assets is subject to a considerable degree of estimation, the results of which, when applied under different principles, conditions and assumptions, are likely to result in materially different amounts and could have a material adverse effect on our consolidated financial statements.

For our property, plant and equipment (mainly hotels) and investment property, we evaluate the existence of any decline, and hence, the need for an impairment loss on our real estate assets (operating or under construction), when indicators of impairment are present. Such evaluation is based, on the higher of (i) estimated selling price in the open market or (ii) the estimated value-in-use, based on discounted operational cash flows (before interest and income tax charges), expected to be generated by those assets (“Recoverable Amounts”).

For our trading property (commercial centers designated for sale and residential), such evaluation is based on the estimated selling price in the ordinary course of business less all estimated costs of completion and cost necessary to make the sale ("Net Realizable Value"). See note 8H to our annual consolidated financial statements included in this annual report.

Estimations of the Recoverable Amount and/or Net Realizable Value involve, in general, critical estimation in respect of the future operational cash flows expected to be generated from the real estate asset and the yield rate which will be applied for each real estate asset.

Determination of the operational cash flow expected to be generated from the real estate asset is based on reasonable and supportable assumptions as well as on historical results adjusted to reflect our best estimate of future market and economic conditions that management believes will exist during the remaining useful life of the asset. Such determination is subject to significant uncertainties. In preparing these projections, we make assumptions, most of which relate to market share of the real estate asset, benchmark operating figures such as occupancy rates and average room rates (in respect of hotels) rental and management fee rates (in respect of shopping and entertainment centers), sale prices of apartments (in respect of residential units), time period to complete each real estate asset under construction, costs to complete the establishment of the real estate asset, expected operational expenses and others.

The yield rate reflects economic environment risks, current market assessments regarding the time value of money, industry risks as a whole and risks specific to each asset, and it also reflects the return that investors would require if they were to choose an investment that would generate cash flows of amounts, timing and risk profile equivalent to those that we expect to derive from each asset. Such rate is generally estimated from the rate implied in current market transactions for similar assets.

Litigation and other contingent liabilities

We are involved in litigation and other contingent liabilities in substantial amounts including certification requests for class actions. See note 23B to our annual consolidated financial statements included in this annual report. We recognize a provision for such litigation when it is probable that we will be required to settle the obligation and the amount of the obligation can be reliably estimated. We evaluate the probability and outcome of these litigations based on, among other factors, legal opinions and consultations as well as past experience. The outcome of such contingent liabilities may differ materially from management's assessment. We periodically evaluate these assessments and make appropriate adjustments to the consolidated financial statements. In addition, as facts concerning contingencies become known, we will reassess our position and make appropriate adjustments to the consolidated financial statements.

Accounting for income taxes

The calculation of our tax liabilities involves uncertainties in the application and/or interpretation of complex tax laws, tax regulations and tax treaties, in respect of various jurisdictions in which we operate and which vary from time to time. In addition, tax authorities may interpret certain tax issues in a manner other than that which we have adopted. Should such contrary interpretive principles be adopted upon adjudication of such cases, our tax burden may be significantly increased. In calculating our deferred taxes, we are required to evaluate (i) the probability of the realization of our deferred income tax assets against future taxable income and (ii) the anticipated tax rates in which our deferred taxes would be utilized.

Potential penalties, guarantees issued and expired building permits

Penalties and guaranties are part of our ongoing construction activities, and result from obligations we have towards third parties, such as banks and municipalities. Our management is required to provide estimations regarding risks evolving from such potential guarantees or penalties that we may have to pay. In addition, our operations in the construction area are subject to valid authorizations and building permits from local authorities. Under certain circumstances we are required to determine whether the building permits we obtained are still in effect. It may occur that building permits have expired which may result in additional costs and expenses to us, or delays and even abandonment of projects currently under construction.

Valuation of notes measured at FVTPL

The fair value of notes issued by PC is generally determined with reference to price quotation in an active market, as the notes are traded on the TASE. Notwithstanding the aforesaid, as a result of the worldwide finance and real estate crisis that placed the markets in turmoil mainly during the fourth quarter of 2008, PC's notes were characterized by a significant decrease in the volume of trading, a significant increase in the spread between the BID and the ASK prices and a significant increase in the risk premium attributable to PC's notes as of December 31, 2008. Consequently, and based on professional advice from a third party, PC's management was of the opinion, that there were significant indications that the trade in the notes as of the end of 2008 pointed to the existence of an inefficient market and that the market for PC's notes was no longer active as of December 31, 2008. PC received valuation reports from three different external appraisals having appropriate and recognized qualifications as well as experience in evaluating fair value of notes. While performing their valuations, each of the appraisers used observable inputs developed on the basis of market data. Two of the appraisers used the discounted cash flow method taking into consideration the terms and maturity of PC's notes as well as market interest rates and PC's estimated credit risk as of December 31, 2008. The third appraiser used the Merton model, taking into consideration PC's asset value, risk free interest, standard deviation of assets and exercise price as of December 31, 2008. Based on all the above mentioned, PC's management was of the opinion that the quoted market prices of the notes in the TASE as of December 31, 2008 should not have been used as evidence of fair value.

Accordingly, the fair value of PC's notes as of December 31, 2008 was determined based on the average values of the notes as determined by the three external appraisals as reported in their valuation reports.

The quoted market price, as of December 31, 2008, of PC's Series A Notes was NIS 0.563 as opposed to an average of NIS 0.812 using the valuation techniques described above. The quoted market price of PC's Series B Notes was NIS 0.679 as opposed to an average of NIS 0.852 using the valuation techniques described above.

As of December 31, 2009, PC's notes are measured according to their quoted market price on the TASE.

Valuation of derivatives, embedded derivatives and share based payment arrangements

We are involved in derivative transactions (mainly PC's swaps transactions, see note 9A (iv) to our annual consolidated financial statements included in this annual report), embedded derivative transactions (see note 20A (iii) to our annual consolidated financial statements included in this annual report), and share based payment arrangements adopted by us and our subsidiaries (see note 25 to our annual consolidated financial statements included in this annual report). The derivatives, embedded derivatives and the cash settled share based payment arrangements are measured at fair value as of each balance sheet date. Equity settled share based payment arrangements are measured at fair value as of the grant date. The fair value of the abovementioned instruments is determined using valuation techniques which require management to make judgments and assumptions regarding the following variables in respect of each instrument:

•	Derivatives (mainly PC's swap transactions): interest rate yield curves of the adjusted NIS and Euro.

•
Embedded derivatives: the fair value of the underlying assets (i.e. our hotels in London); the expected volatility of the hotels; and the probability and the term for a “Transaction” (as defined in the relevant agreement) to occur.

•
Share based payment arrangements:  the share price in respect of option plans adopted by our private investees which has no quoted market price; the expected stock price volatility over the term of the option plans; and actual and projected employee stock option exercise behaviors.

The fair value of these instruments was generally computed based on reports of third party experts.

Critical judgment in applying accounting policies

Capitalization of financing costs

We capitalize finance costs of real estate assets under construction from commencement of activities for the preparation of the assets for their intended use or sale. Such determination requires management to use critical estimations and assumptions as well as judgment to determine whether a specific asset under construction or development is qualified for capitalization. Borrowing costs qualified for capitalization includes, inter-alia, foreign exchange differences on borrowing to the extent that they are considered as an adjustment to interest costs. In order to determine whether foreign exchange differences are considered as an adjustment to the interest expenses, management is required, for each specific loan, to evaluate the alternative borrowing cost for a loan that would have been provided in the functional currency of the borrower under the same terms and conditions as the actual loan. Such determination requires management to use a considerable degree of judgment and estimations. Further, additional critical judgment is required to capitalize non-specific borrowing costs to qualified assets, in cases in which our relevant entity that raised the borrowing is not the one that owns the qualified asset.

Classification of investment as held to maturity

As of December 31, 2009, we had investments in the amount of NIS 315 million in financial notes (the "Notes"), as compared to NIS 386 million as of December 31, 2008 (see note 9A.(ii) to our annual consolidated financial statements included in this annual report). We considered our capital management policy and our liquidity requirement for operational activities, and decided that we have the positive intent and ability to hold these Notes to maturity. Accordingly, the investment in the Notes is presented in our financial statements as held to maturity. We examined if there was objective evidence for impairment loss for the Notes which mainly includes the decrease in the quoted market value of the Notes (which was provided to us by the issuing bank as of the balance sheet date) by approximately 22.5% (NIS 71 million) below their cost. Following this examination we concluded that, as of the balance sheet date, there is no objective evidence which should lead to impairment of the Notes.

Transfer of real estate assets from investment property to trading property

During 2007 and 2008 we acquired plots of land in India (see note 8D to our annual consolidated financial statements included in this annual report).  At the initial recognition, we classified the cost of acquisitions of these plots as an investment property (or payment on account of investment property in case of advance payment to secure the land acquisitions) since as of the acquisition date, we did not have a defined and final designated use for these plots. At the end of 2008, we examined the designated use of these plots and transferred an amount of NIS 425.7 million (which reflect the cost of acquisitions of these plots) to trading property. A transfer of real estate assets from investment property to trading property is done when there has been a change in the use of the real estate asset, which is supported by evidence as to the beginning of development of the real estate asset for its intended use or sale. A significant judgment is required to be made in order to determine whether, as of the balance sheet date, the aforementioned criteria has been met for each plot. Such determination is generally based on current achievable plans of our management for each real estate asset as well as the actual steps executed by us in order to implement this plan.

Revenue recognition from sale of trading property

Revenues from sale of real estate assets are recognized when all the criteria mentioned in note 2 AB to our annual consolidated financial statements included in this annual report are met. The determination whether or not these criteria have been met, for each sale transaction, requires significant judgment by our management. Significant judgment is made in determining whether, as of the balance sheet date, we have  transferred to the buyer the significant risks and rewards associated with the real estate assets sold.  Such determination is based on an analysis of the terms included in the sale agreement executed with the buyer as well as an analysis of other commercial understandings with the buyer in respect of the real estate sold. Generally, the sale agreement with the buyer is signed during the construction period and the consummation of the transaction is subject to certain conditions precedent which have to be fulfilled prior to delivery of the real estate asset. Revenues are, therefore, recognized when all the significant conditions precedent included in the agreement have been fulfilled by us and/or waived by the buyer prior to the balance sheet date.

The delivery of the commercial center to the buyer is generally conducted close to the end of construction of the commercial center and to the opening of the commercial center to the public. As a result, we have to use estimates in order to determine the costs and expenses required to complete the construction which, as of the delivery date, has not been completed and/or paid in full.

As for critical judgment in respect of inactive market for PC's notes, see ” - Valuation of notes measured at FVTPL” above.

According to our management’s judgment, the rights specified in InSightec's shareholders agreement (see note 11 A (2) to our annual consolidated financial statements included in this annual report) do not confer rights to the minority shareholders of InSightec to participate in operational and financial decisions of InSightec in the ordinary course of business and therefore would not overcome the presumption of our control in InSightec.

Recently issued accounting standards

For information on recently issued accounting standards under IFRS, see note 2AJ to our consolidated financial statements included in this annual report.

A.           Operating Results

Presentation method of financial statements

We are involved in investments in a wide range of different activities. Accordingly, management believes that its income statements should be presented in the “single - step form.” According to this form, all costs and expenses (including general and administrative and financial expenses) should be considered as continuously contributing to the generation of overall income and gains. We also believe that our operating expenses should be classified by function to: (i) those directly related to each revenue source (including general and administrative expenses and selling and marketing expenses relating directly to each operation); and (ii) overhead expenses which serve the business as a whole and are to be determined as general and administrative expenses.

Our strategy in respect of PC's shopping and entertainment centers is to dispose of shopping and entertainment centers upon completion, subject to certain exceptions (see "Item 4.B. Business Overview - Shopping and Entertainment Centers - Business Concept Strategy"). Therefore, PC's shopping and entertainment centers are presented within current assets as trading property and our revenues from these shopping and entertainment centers are derived from their disposal to third parties.

Our policy in respect of the hotels segment is to designate the hotels to be managed and operated by our management companies. Consequently, our hotel assets are presented as part of our property, plant and equipment in the financial statements.

Translation of statements of income of foreign operations

The majority of our businesses, which operate in various countries, report their operational results in their respective functional currency which differs from the NIS (our reporting and functional currency). We translate our subsidiaries’ result of operations into NIS based on the average exchange rate of the functional currency against the NIS. Therefore, a devaluation of the NIS against each functional currency would cause an increase in our reported revenues and the costs related to such revenues in NIS while an increase in the valuation of the NIS against each functional currency would cause a decrease in our revenues and costs related to such revenues in NIS.

The following table presents our statements of income for each of the three years ended December 31, 2009, 2008 and 2007:

	December 31
	2009	2008	2007	2009
				Convenience translation
	(in NIS thousands)			(in $ thousands)
	(Except for per-share data)

Revenues and gains
Commercial centers operation	85,466	524,163	2,917,616	22,640
Hotels operations and management	396,736	384,220	395,227	105,096
Gains from sale of real estate assets	-	-	62,621	-
Sale of medical systems	61,683	38,076	49,648	16,340
Gains from change of shareholding in subsidiaries	31,106	49,122	5,310	8,240
Sale of fashion merchandise	118,386	102,736	68,139	31,360
	693,377	1,098,317	3,498,561	183,676

Expenses and losses
Commercial centers	169,253	432,760	1,714,253	44,835
Hotels operations and management	353,229	354,850	330,063	93,571
Cost and expenses of medical systems operation	67,403	55,469	69,953	17,855
Cost of fashion merchandise	134,142	118,040	80,308	35,534
Research and development expenses	73,959	68,759	69,559	19,592
General and administrative expenses	66,153	54,944	116,992	17,524
Share in losses of associates, net	14,039	12,952	12,667	3,719
Financial expenses	283,546	296,527	232,566	75,112
Financial income	(92,725)	(135,278)	(73,293)	(24,563)
Change in fair value of financial instruments measured at fair value through profit and loss	70,702	(225,244)	(18,347)	18,729
Impairment, charges and other expenses, net	260,225	68,797	38,233	68,934
	1,399,926	1,102,576	2,572,954	370,842

Profit (loss) before income taxes	(706,549)	(4,259)	925,607	(187,166)
Income taxes (tax benefit)	(35,571)	24,736	16,288	(9,423)

Profit (loss) from continuing operations	(670,978)	(28,995)	909,319	(177,743)
Profit from discontinued operation, net	16,550	4,934	10,289	4,384

Profit (loss) for the year	(654,428)	(24,061)	919,608	(173,359)

Attributable to:
Equity holders of the Company	(533,269)	(103,714)	539,749	(141,263)
Minority interest	(121,159)	79,653	379,859	(32,096)
	(654,428)	(24,061)	919,608	(173,359)

Earnings per share - (in NIS)
Basic earnings per share:
From continuing operation	(21.60)	(4.27)	20.80	(5.72)
From discontinued operation	0.65	0.19	0.40	0.17
	(20.95)	(4.08)	21.20	(5.55)

Diluted earnings per share:
From continuing operation	(21.62)	(4.30)	20.18	(5.73)
From discontinued operation	0.65	0.19	0.40	0.17
	(20.97)	(4.11)	20.58	(5.56)

2009 compared to 2008

Revenues and Gains

Total revenues and gains decreased to NIS 693 million ($184 million) in 2009 compared to NIS 1,098 million in 2008. Set forth below is an analysis of our revenues and gains:

(I) Revenues from shopping and entertainment centers decreased to NIS 85 million ($23 million) in 2009 compared to NIS 524 million in 2008. This revenue is derived from:

(i)
Revenues from the sale of trading property in the amount of NIS 439 million in 2008 compared to no such revenue in 2009. The revenues generated in 2008 were attributable to the sale of the Plzen Plaza commercial center in the Czech Republic in July 2008 and a price adjustment in respect of the sale of the Arena Plaza in Hungary which was sold at the end of 2007; and

(ii)
Revenues from the operations of shopping and entertainment centers in the amount of NIS 85 million ($23 million) in 2009 compared to NIS 85 million in 2008. The revenues in 2009 are attributable mainly to the operation of the Riga Plaza commercial center in Latvia and the Liberec Plaza commercial center in the Czech Republic as compared mainly to the operations of the Plzen Plaza commercial center in the Czech Republic in the first half of 2008.

(II) Revenues from hotels' operations and management increased to NIS 397 million ($105 million) in 2009 compared to NIS 384 million in 2008.

This increase is attributable to: (i) an increase in the revenues from the Radisson Blu Bucharest Hotel in Romania which was partially opened in the second half of 2008 and was fully operational in 2009, offset by; (ii) a decrease in the revenues from all other hotels as a result of the global economic slowdown, which mainly affected the revenues for the first half of 2009; and  (iii) a devaluation of the average rate of the Great British Pound (our UK hotels’ functional currency) against the NIS (our reporting currency).

(III) Revenues from the sale of medical systems increased to NIS 62 million ($16 million) in 2009 compared to NIS 38 million in 2008. This increase is mainly attributable to an increase in the number of "ExAblate " systems sold in 2009 to 14 systems as compared to 10 systems sold in 2008.

(IV) Changes in our shareholdings in our subsidiaries in 2009 amounted to a gain of NIS 31 million ($8 million) compared to NIS 49 million in 2008. The gain is attributable to the following transactions:

(i)
in the end of 2008 and the beginning of 2009, we and PC purchased PC's shares from PC’s minority shareholders. As result of these transactions, we recorded in 2008 and 2009 gains from the increase in shareholding of PC in the amount of NIS 49.1 million and NIS 63.6 million, respectively. In the fourth quarter of 2009, we and PC sold the shares and as a result we recorded a loss of NIS 44 million, which offset part of the gain we recorded in the beginning of 2009.  The total overall gain we generated from the purchase and sale of the PC shares in 2008 and 2009 amounted to NIS 69 million; and

(ii)
in March 2009, we and the minority shareholders of Insightec converted Insightec's convertible notes into InSightec's preferred shares. As a result of the conversion, we recorded a gain of NIS 14.6 million, reflecting the change in our shareholding in InSightec.

(V) Revenues from the sale of fashion retail increased to NIS 118 million ($31 million) in 2009 compared to NIS 103 million in 2008. The increase is mainly attributable to:

(i)	the opening of the first GAP store in Israel;

(ii)	the full operation in 2009 of eight Mango stores which opened during 2008 as compared to only partial operation in 2008;

(iii)	(i) and (ii) above were offset by the decrease in sales of Mango’s existing stores during 2009, as compared to 2008.

Expenses and losses

Our expenses and losses increased to NIS 1,400 million ($371 million) in 2009 compared to NIS 1,103 million in 2008. Set forth below is an analysis of our expenses and losses:

(I) Expenses of commercial centers decreased to NIS 169 million ($45 million) in 2008 compared to NIS 433 million in 2008. This decrease is attributable to:

(i)
In 2009 there was a decrease of NIS 2 million ($0.5 million) in cost of trading property sold compared to NIS 233 million in 2008. Such costs in 2008 are attributable to the sale of one commercial center (Plzen Plaza in the Czech Republic) as compared to no sales of commercial centers in 2009; and

(ii)
a decrease in other operating expenses in respect of our commercial centers to NIS 167 million ($44 million) in 2009 from NIS 200 million in 2008. This decrease is mainly attributable to: (i) a decrease of NIS 20 million in share-based payment expenses in respect of PC's options plan adopted at the end of October 2006 mainly due to the cost recorded in 2008 as a result of re-pricing of options in PC; (ii) a decrease in employee and management salaries in the amount of NIS 8 million; (iii) a decrease in other expenses in the amount of NIS 16 million, of which NIS 15 million is attributable to the write off of deferred initiation expenses accrued in real estate projects in previous years for which PC has decided to cease its investment at the end of 2008.  The decrease is offset by an increase of NIS 12 million in the direct costs related to the operation of two commercial centers in 2009 as compared to one in 2008.

(II) Cost of hotel operations and management decreased to NIS 353 million ($94 million) in 2009 compared to NIS 355 million in 2008. This decrease is attributable mainly to pre-opening expenses related to the opening of the Radisson Blu Bucharest Hotel in Romania at the end of 2008 as compared to no new openings in 2009, and was offset by a full operation of Radisson Blu Bucharest Hotel in 2009 compared to partial operation in 2008.

(III) Cost and expenses of medical systems increased to NIS 67 million ($17.7 million) in 2009 compared to NIS 55 million in 2008. This increase is mainly attributable to (i) an increase in sales of "ExAblate " systems in 2009 to 14 systems sold in 2009 as compared to 10 systems sold in 2008, with an equivalent increase in InSightec's direct costs relating to the sale of the systems; and (ii) an increase in general and administrative expenses and sale and marketing expenses mainly as a result of stock based compensation expenses recorded as a result of re-pricing of options in Insightec.

(IV) Cost of fashion merchandise increased to NIS 134 million ($36 million) in 2009 compared to NIS 118 million in 2008. The increase is mainly attributable to: (i) expenses related to the opening of the first GAP store in Israel; and (ii) the full operation in 2009 of eight Mango stores which opened during 2008, as compared to only partial operation in 2008.

(V) Research and development expenses decreased to NIS 74 million ($20 million) in 2009 compared to NIS 69 million in 2008. These expenses are attributable to InSightec’s research and development activity.

(VI) General and administrative expenses increased to NIS 66 million ($18 million) in 2009 compared to NIS 55 million in 2008. The increase is attributable mainly to: (i) an increase in stock based compensation expenses in the amount of NIS 3 million (ii) reverse in 2008 of bonuses provisions accrued in 2007 to our directors in the amount of NIS 8 million and an increase in other expenses of NIS 5 million; offset by (iii) reduction in salaries in the amount of NIS 5 million.

(VII) Financial expenses decreased to NIS 284 million ($75 million) in 2009 compared to NIS 297 million in 2008. Such decrease is attributable to the following:

(i)
Total interest expenses in respect of our bank loans and notes issued (including linkage differences in respect of bonds which are linked to the Israeli consumer price index) amounted to NIS 430 million in 2009 compared to NIS 445 million in 2008. From these amounts we have capitalized financial costs to our real estate under construction and development in the amount of NIS 155 million and NIS 192 million in 2009 and 2008, respectively. Accordingly, the net financial expenses in respect of our borrowings which were recorded in our consolidated income statements amounted to NIS 275 million in 2009 compared to NIS 253 million in 2008. Such increase is attributable to (i) a decrease in capitalized financial costs in the amount of NIS 37 million; offset by; (ii) a 3.8% increase in the Israeli CPI, to which our notes are linked, in 2009 compared to a 4.51% increase in 2008, which resulted in a decrease of NIS 8 million; and (iii) a decrease of NIS 7 million in interest expenses as a result of a decrease in the interest rates on our loans.

(ii)
We recorded a loss from exchange rate differences in respect of our borrowings in the amount of NIS 2 million in 2009 compared to NIS 26 million in 2008. Such decrease is attributable mainly to a decrease in the devaluation of the Romanian Lei (the functional currency of our hotel in Romania) against the Euro and the U.S. dollar (the linkage currency of the bank loans provided to our subsidiaries in Romania); and

(iii)	Other financial expenses decreased to NIS 7 million in 2009 compared to NIS 15 million in 2008.

(VIII) Financial income decreased to NIS 93 million ($25 million) in 2009 compared to NIS 135 million in 2008. Such decrease is attributable to the following:

(i)
A decrease of NIS 59 million related to interest income from bank deposits from NIS 145 million in 2008 to NIS 86 million in 2009. Such decrease is attributable mainly to a decrease in our cash balances and to the decrease in the interest rate on such cash balances; and

(ii)
We recorded a gain from exchange rate differences of NIS 7 million in 2009 compared to a loss from exchange rate differences of NIS 9 million in 2008. The gain in 2009 is mainly attributable to exchange differences from PC's deposits in different currencies than the EURO, the functional currency of PC (such as the Polish Zloty, Czech Koruna and U.S. dollar). The losses from exchange rate differences in 2008 are attributable mainly to a decrease in our cash and deposits linked to the U.S. dollar as a result of a devaluation of the NIS against the U.S. dollar.

(IX) Loss from change in fair value of financial instruments increased to NIS 71 million ($19 million) in 2009 compared to income of NIS 225 million in 2008. This increase is mainly attributable to the following:

(i)
Loss from change in fair value of financial instruments (measured at fair value through profit and loss (mainly PC's notes)) amounted to NIS 240 million ($63.6 million) in 2009 compared to a gain of NIS 170 million in 2008;

(ii)	Profit from change in fair value of swap transactions executed by PC in respect of its notes amounted to NIS 73 million ($19.3 million) in 2009 compared to NIS 96 million in 2008;

(iii)	Profit from change in fair value of embedded derivatives related to our hotel segment was NIS 17 million ($4.5 million) in 2009 compared to NIS 3 million in 2008; and

(iv)	Profit from marketable securities amounted to NIS 79 million ($21 million) in 2009 compared to a loss of NIS 43 million in 2008.

(X) Other expenses, net, totaled NIS 260 million ($69 million) in 2009 compared to NIS 69 million in 2008. Our other expenses in 2009 mainly include the following:

(i)
Impairment of PC trading property in the amount of NIS 216 million ($57.2 million) which was affected by the real estate market conditions in Eastern Europe which was expressed by an increase in the sales yields and the expectations for decreases in rental income;

(ii)	Impairment loss in the amount of NIS 16 million ($4.2 million) attributable to property, plant and equipment (mainly hotels and other property); and

(iii)	Initiation expenses related to our activities in India in the amount of NIS 30 million ($8 million).

As a result of the foregoing factors, we incurred loss before income tax in the total amount of NIS 707 million ($187 million) in 2009 compared to a loss of NIS 4 million in 2008.

Tax benefits, attributable mainly to PC's notes, totaled NIS 36 million ($9 million) in 2009 compared to income taxes of NIS 25 million in 2008.

The above resulted in losses from continuing operations totaling NIS 671 million ($178 million) in 2009 compared to NIS 29 million in 2008.

Profit from discontinued operations, net, totaled NIS 17 million ($4 million) in 2009 compared to NIS 5 million in 2008. Our discontinued operations consist mainly of medical imaging operations and the sub-assemblies and component segment which were sold in previous years. This profit resulted mainly from the collection of receivables previously written off, income from royalties on patents rights and exchange rate differences attributable to monetary assets and liabilities pertaining to discontinued operations.

The above resulted in losses of NIS 654 million ($173 million) in 2009, of which NIS 533 million ($141 million) is attributable to our equity holders and NIS 121 million ($32 million) is attributable to the minority interest. The loss in 2008 includes NIS 104 million attributable to our equity holders and income of NIS 80 million attributable to the minority interest.

2008 compared to 2007

Revenues and Gains

Total revenues and gains decreased to NIS 1,098 million in 2008 compared to NIS 3,498.5 million in 2007. Set forth below is an analysis of our revenues and gains:

 (I) Revenues from shopping and entertainment centers decreased to NIS 524.2 million in 2008 compared to NIS 2,917.6 million in 2007. This revenue is derived from:

(i)
Revenues from the sale of trading property in the amount of NIS 439.3 million in 2008 compared to NIS 2,819.8 million in 2007. This decrease is attributable to the sale of one commercial center in 2008 (Plzen Plaza in the Czech Republic) compared to sale of four commercial centers in 2007 (Arena Plaza in Hungary, and Rybnik Plaza, Sosnowiec Plaza and Lublin Plaza in Poland); and

(ii)
Revenues from the operations of shopping and entertainment centers in the amount of NIS 84.8 million in 2008 compared to NIS 97.8 million in 2007. This decrease is mainly attributable to the sale of the Arena Herzliya shopping and entertainment center in Israel in mid 2007, offset in part by an increase in entertainment operations within the commercial centers, and from the operations of the Plzen Plaza commercial center in the first half of 2008.

(II) Revenues from hotels' operations and management decreased to NIS 384.2 million in 2008 compared to NIS 395.2 million in 2007. This decrease is attributable to the devaluation of the average exchange rates of the British Pound and the Euro (which are the functional currencies of our hotels in the United Kingdom and in Benelux) against the NIS, offset by an increase in revenues mainly due to the opening of the Radisson Blu Bucharest Hotel in Romania in the second half of 2008.

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

(IV) Revenues from the sale of medical systems decreased to NIS 38.1 million in 2008 compared to NIS 49.6 million in 2007. This decrease is mainly attributable to a decrease in the number of " ExAblate " systems sold to 10 systems in 2008 compared to sales of 12 systems in 2007, and to the devaluation of the average U.S. dollar exchange rate (the functional currency of InSightec) against the NIS.

(V) Change in shareholding of subsidiaries in 2008 amounted to a gain of NIS 49.1 million compared to NIS 5.3 million in 2007. The gain in 2008 is attributable mainly to an increase in our shareholding in PC as a result of the repurchasing of PC shares on the market. The gain in 2007 is attributable to a decrease in our shareholding in InSightec as a result of the issuance of Preferred A Shares by InSightec in November 2007.

(VI) Revenues from sale of fashion retail increased to NIS 102.7 million in 2008 compared to NIS 68.1 million in 2007. This increase is attributed mainly to the opening of eight new stores during 2008.

Expenses and losses

Our expenses and losses were NIS 1,102.6 million in 2008 compared to NIS 2,573 million in 2007. Set forth below is an analysis of our expenses and losses:

(I) Expenses of commercial centers decreased to NIS 432.7 million in 2008 compared to NIS 1,714.3 million in 2007. This decrease is attributable to:

(i)
A decrease in cost of trading property sold in 2008 in the amount of NIS 232.7 million in 2008 compared to NIS 1,492 million in 2007. Such costs in 2008 are attributable to the sale of one commercial center (Plzen Plaza in the Czech Republic) as compared to the sale of four commercial centers during 2007 (Arena Plaza in Hungary, and Rybnik Plaza, Sosnowiec Plaza and Lublin Plaza in Poland); and

(ii)
A decrease in other operating expenses to NIS 200 million in 2008 from NIS 222.2 million in 2007. This decrease is mainly attributable to: (i) a decrease of NIS 9.1 million in direct costs related to the operations of the commercial centers, mainly attributable to the sale of the Arena Herzliya shopping and entertainment center in Israel in mid 2007; (ii) a decrease of NIS 7.8 million in share-based payment expenses in respect of PC's options plan adopted at the end of October 2006; (iii) a decrease in employees and management salaries of NIS 2.6 million; (iv) a decrease of NIS 14.6 million in depreciation expenses mainly attributable to the sale of the Arena Herzliya shopping and entertainment center in Israel in mid 2007. The decrease was offset by increases in other general and administrative expenses of NIS 17.2 million, of which NIS 15.6 million are attributable to write off of deferred initiation expenses accrued in real estate projects in previous years for which PC has decided to cease its investment at the end of 2008.

(II) Cost of hotel operations and management increased to NIS 354.8 million in 2008 compared to NIS 330 million in 2007. This increase is attributable mainly to: (i) an increase in the direct costs of NIS 13.6 million mainly attributed to commencement of operations of the Radisson Blu Bucharest Hotel in Romania (ii) an increase of NIS 11.2 million in other operational expenses and depreciation expenses, mainly due to the pre-operating and pre-opening expenses related to the opening of the Radisson Blu Bucharest Hotel in Romania. The increase was offset by the devaluation of the average exchange rate of the British Pound and Euro (which are the functional currencies of our hotels in the United Kingdom and Benelux) against the NIS.

(III) Cost and expenses of medical systems decreased to NIS 55.5 million in 2008 compared to NIS 69.9 million in 2007. This decrease is mainly attributable to a decrease in sales of systems in 2008 and represents sales of 10 systems as compared to 12 systems sold in 2007, with an equivalent decrease in InSightec's direct costs relating to the sale of the systems, general and administrative expenses and sale and marketing expenses.

(IV) Cost of fashion merchandise increased to NIS 118 million in 2008 compared to NIS 80.3 million in 2007. The operations of Elbit Trade were mainly characterized in opening of new stores which caused a significant increase in operating expenses. In addition, Elbit Trade expanded its marketing efforts during 2008 in order to support the opening of its new stores.

(V) Research and development expenses decreased to NIS 68.7 million in 2008 compared to NIS 69.5 million in 2007. The decrease is mainly attributed to the devaluation of the NIS (our reporting currency) against the average of the U.S. dollar (InSightec's functional currency) offset by an increase in research and development cost during 2008.

(VI) General and administrative expenses decreased to NIS 55 million in 2008 compared to NIS 117 million in 2007. This decrease is attributable mainly to: (i) the lack of a provision for bonus payments to our directors in 2008 (since we did not generate "Profit" as defined in the bonus arrangements of our directors, upon which the bonus is calculated), compared to bonus payments in the amount of NIS 35.7 million in 2007 in respect of 2007 “Profit” and additional bonus payments in the amount of NIS 14.3 million recorded in 2007 in respect of “Profit” generated in 2006; (ii) reverse of bonuses provisions accrued in 2007 to our directors in the amount of NIS 6.1 million as approved in May 2008; and (iii) a decrease in stock based compensation expenses in the amount of  NIS 9.7 million. The decrease was offset by an increase of NIS 3.9 million in other general and administrative expenses.

(VII) Financial expenses increased to NIS 296.5 million in 2008 compared to NIS 232.6 million in 2007. Such increase is attributable to the following:

(i)
Total interest expenses in respect of our bank loans and notes issued (including linkage differences in respect of bonds which are linked to the Israeli CPI) amounted to NIS 444.8 million in 2008 compared to NIS 325.3 million in 2007. From these amounts we have capitalized financial costs attributed to our real estate under construction amounts of NIS 191.6 million and NIS 104.8 million in 2008 and 2007, respectively. Accordingly, the net financial expenses in respect of our borrowings which were recorded in our consolidated income statements, amounted to NIS 253.2 million in 2008 compared to NIS 220.5 million in 2007. Such Increase is attributable to (i) an increase in the notes raised by us and PC during 2008; (ii) a 4.51% increase in the Israeli CPI, to which our notes are linked, in 2008 compared to a 2.79% increase in 2007; and (iii) an increase in the scope of loans provided to our investees in the hotel segment. The increase was offset by an increase in capitalized financial costs as a result of an increase in our assets qualified for capitalization;

(ii)
We suffered a loss from exchange rate differences in respect of our borrowings of NIS 25.8 million in 2008 compared to NIS 1.3 million in 2007. The losses from exchange rate differences in 2008 and 2007 are attributable mainly to devaluation of the Romanian Lei (the functional currency of our hotel in Romania) against the Euro and the U.S. dollar (the linkage currency of the bank loans provided to our subsidiaries in Romania); and

(iii)	Other financial expenses increased to NIS 15.0 million in 2008 compared to NIS 1.4 million in 2007.

(VIII) Financial income increased to NIS 135.3 million in 2008 compared to NIS 73.3 million in 2007. Such increase is attributable to the following:

(i)
We incurred an increase of NIS 42.7 million from interest income from bank deposits of NIS 144.5 million in 2008 compared to NIS 101.8 million in 2007. Such increase is attributable mainly to the increase in our cash balances as a result of the sale of four commercial centers in 2007 (mainly from the sale of Arena Plaza in Hungary in the end of 2007) and an issuance of notes by us and PC in the beginning of 2008; and

(ii)
We suffered a loss from exchange rate differences of NIS 9.2 million in 2008 compared to NIS 28.5 million in 2007. The losses from exchange rate differences in 2008 and 2007 are attributable mainly to decrease in our cash and deposits linked to the U.S. dollar as a result of a revaluation of the NIS against the U.S. dollar.

(IX) Income from change in fair value of financial instruments increased to NIS 225.2 million in 2008 compared to NIS 18.3 million in 2007. This increase is mainly attributable to the following:

(i)	Income from change in fair value of financial instruments (measured at fair value through profit and loss) amounted to NIS 170 million in 2008 compared to a loss of NIS 17.3 million in 2007; and

(ii)	Income from change in fair value of swap transaction executed by PC in respect of its notes was NIS 95.6 million in 2008 compared to 12.5 million in 2007.

This income was offset by losses from marketable securities which amounted to NIS 43.3 million in 2008 compared to gains of NIS 17.8 million in 2007.

(X) Other expenses, net, totaled NIS 68.8 million in 2008 compared to NIS 38.2 million in 2007. Our other expenses in 2008 mainly include the following:

(i)
Impairment loss in the amount of NIS 50.6 million which is attributed to (i) impairment of property, plant and equipment (mainly hotels and other property) as well as our trading property and investment property in the amount of NIS 36.8 million; and (ii) provision for doubtful debts in the amount of NIS 13.8 million in respect of long term loans provided to third parties;

(ii)	Initiation expenses related to our activities in India in the amount of NIS 21.3 million; and

(iii)	Income in the amount of NIS 7.0 million which is attributable to collection of doubtful debt from third parties.

As a result of the foregoing factors, we incurred losses before income tax in the total amount of NIS 4.3 million in 2008 compared to gains of NIS 925.6 million in 2007.

Income taxes totaled NIS 24.7 million in 2008 compared to NIS 16.3 million in 2007.

The above resulted in losses from continuing operations totaling NIS 29 million in 2008 compared to profit from continuing operations of NIS 909.3 million in 2007.

Profit from discontinued operations, net, totaled NIS 4.9 million in 2008 compared to NIS 10.3 million in 2007. Our discontinued operation is attributable mainly to medical imaging operations and the sub-assemblies and component segment which were sold in previous years. This profit resulted mainly from the collection of receivables previously written off, income from royalties on patents rights and exchange rate differences attributable to monetary assets and liabilities pertaining to discontinued operations.

The above resulted in losses of NIS 24.1 million in 2008, of which NIS 103.7 million is attributable to the equity holders of the Company and an income of NIS 79.6 million is attributable to the minority interest. The net profit in 2007 includes NIS 539.7 million attributable to the equity holders of the Company and NIS 379.9 million attributable to the minority interest.

B.           Liquidity and Capital Resources

General

Our capital resources include the following: (a) public issuances of unsecured non-convertible and convertible notes by us and PC; (b) lines of credit obtained from banks and financial institutions; (c) proceeds from sales of trading property and real estate assets; (d) issuance of shares to the minority shareholders in InSightec; and (e) available cash and cash equivalents. See “ - Overview” above for information on the major transactions and events carried out by us in 2007, 2008 and 2009, which resulted in material changes in our liquidity and capital resources.  Such resources are used for the following purposes:

(i)
Equity investments in our shopping and entertainment centers, our hotels and our residential projects, are constructed by our wholly owned and jointly, controlled subsidiaries (special purpose entities that are formed for the construction of our real estate projects (a “Project Company”)). We generally finance approximately 25%-30% of such projects through equity investments in the Project Companies, while the remaining 70%-75% is generally financed through a credit facility secured by a mortgage on the project constructed by the respective Project Company, registered in favor of the financial institution that provides such financing. The equity investments in the Project Companies are typically provided by us through shareholder loans that are subordinated to the credit facilities provided to the Project Company;

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

(iii)	Additional investments in order to expand Elbit Trade’s operations by opening new Mango stores in Israel as well as to expand its activities in other brands, such as G-Star, GAP and Banana Republic;

(iv)	Additional investment in our associates (mainly venture capital investments);

(v)	Interest and principal payments on our notes and loans; and

(vi)	Payment of general and administrative expenses.

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

Liquidity

The sectors in which we compete are capital intensive. We require substantial up-front expenditures for land acquisition, development and construction costs, certain investments in research and development as well as for the ongoing maintenance of our hotels and retail segments. Accordingly, we require substantial amounts of cash and financing for our operations. We cannot be certain that such external financing will be available on favorable terms, on a timely basis or at all.

During 2008, the world markets underwent a financial crisis which continued through 2009, resulting in lower liquidity in the capital markets. Lower liquidity may result in difficulties in raising additional debt or less favorable interest rates for such debt. In addition, construction loan agreements generally permit the drawdown of the loan funds against the achievement of pre-determined construction and space leasing milestones. If we fail to achieve these milestones, the availability of the loan funds may be delayed, thereby causing a further delay in the construction schedule. If we are not successful in obtaining financing to fund our planned projects and other expenditures, our ability to undertake additional development projects may be limited and our future profits and results of operations could be materially adversely affected. Our inability to obtain financing may affect our ability to construct or acquire additional land plots, shopping centers and hotels, and we may experience delays in planned renovation or maintenance of our hotels, or in completion of the construction of our trading property that could have a material adverse effect on our results of operations. We believe that, based on our current operating forecast, the combination of existing working capital and expected cash flows from operations will be sufficient to finance our ongoing operations for the next twelve months. The followings items elaborate on the major transactions and events carried out by us in 2009, 2008 and 2007, which resulted in material changes in our liquidity:

Sources of Cash from Major Transactions and Events:

2009

•
During 2009 we issued unsecured non-convertible Series A Notes and Series F Notes to investors in Israel in an aggregate principal amount of approximately NIS 187 million. For interest rates and rating of our notes, see “ - Other Loans” below.

•
During 2009 we issued unsecured Series 1 Convertible Notes to investors in Israel in an aggregate principal amount of approximately NIS 112 million. For interest rates and rating of our notes, see “ - Other Loans” below.

•
In 2009 PC issued unsecured non-convertible Series B Notes to investors in Israel in an aggregate principal amount of approximately NIS 152 million. For interest rates and rating of PC's notes, see “ - Other Loans” below.

•
During 2009 PC signed several credit facility agreements with financial institutions in the total aggregate amount of €106 million. As of December 31, 2009, PC executed drawdowns from credit facilities in the amount of €44 million (of which €16 million was from the 2007 credit facility).

•	In 2009 we and PC received proceeds from sales of derivatives in the amount of NIS 154 million.

•	In 2009 we and PC received proceeds from the sale of PC shares in the amount of NIS 162 million.

2008

•	During 2008 we raised a total of NIS 31 million aggregate principal amount of unsecured non-convertible Series F notes. For interest rates and rating our notes see “Other Loans” below.

•
In 2008 PC issued unsecured non-convertible series B notes to investors in Israel in an aggregate principal amount of approximately NIS 798.5 million. For interest rates, the rating of PC notes and other terms, see “Other Loans” below.

•
During 2008 PC signed several credit facility agreements with financial institutions in the total aggregate amount of €181 million. As of December 31, 2008, PC executed draw downs from such credit facilities in the amount of €80.6 million.

•	In July 2008, PC completed the handover of Plzen Plaza to Klepierre. The total consideration received from this sale by PC amounted to €54.6 million.

2007

•
During 2007 we raised a total of NIS 1,034.2 million aggregate principal amounts of unsecured non-convertible Series D through F Notes. For interest rates and rating of our notes see “ - Other Loans” below.

•
In 2007 PC issued unsecured non-convertible Series A Notes to investors in Israel in an aggregate principal amount of approximately NIS 305 million. For interest rates, the rating of PC notes and other terms, see “ - Other Loans” below.

•
In December 2007 PC completed the sale of the Arena Plaza shopping and entertainment center in Budapest to aAIM. The net cash consideration received by PC in January 2008 was €254.8 million. In addition, during 2008 PC received an additional cash consideration amounting to €5.6 million from aAIM as a result of purchase price adjustments of the transaction.

•
In November 2007, InSightec completed an internal round of financing of $30 million from its existing investors. The investment is in the form of Series A Preferred Shares. We invested $19.8 million in the Series A Preferred Shares.

•
In July 2007, PC sold its 50% stake in the Lublin Plaza project to Klepierre, The asset value (100%) of the Lublin Plaza at closing amounted to €78 million and the net cash consideration paid to PC amounted to €27.3 million.

•
In July 2007, Elscint completed the sale of the Arena Center located in the Herzliya Marina in Israel, pursuant to which, the buyer acquired all rights in and to the Arena Center reflecting an asset value of NIS 538 million. The net consideration received by us was NIS 335.2 million. Following purchase price adjustments, to be calculated based on Arena Center’s adjusted rent revenues (as this term is defined in the agreement), additional amounts may be paid to us.

•
In June 2007, Elscint completed a sale of its 50% interest in a company (“Andrassy”) which owns the building known as the “Ballet Institute Building” located in Budapest, Hungary. The net cash consideration was €29.8 million of which Elscint’s share was €14.9 million.

•	In May 2007, PC executed a transaction for the sale of the Duna Plaza offices ("DPO") in Budapest, Hungary, to Klepierre for a cash consideration of €14.2 million.

•
In May 2007, PC completed the delivery of two shopping and entertainment centers in Poland, the Rybnik Plaza and the Sosnowiec Plaza to Klepierre, reflecting a total asset value of €89.3 million. The net cash consideration received by PC was €48.2 million.

The following is the use of cash for major transactions and events, other than those general purposes as described in " - Liquidity and Capital Resources - General” above:

•
At the end of 2008 and the beginning of 2009 we and PC purchased PC's shares from PC’s minority shareholders for a total consideration of NIS €12 million. Such shares were sold in October 2009 as described below.

•
In May 2008, PC distributed to its shareholders a dividend of €57 million ($83.8 million) out of which approximately €38.7 million was distributed to us and €18.2 million was distributed to PC's minority shareholders.

•	In June 2008, we distributed to our shareholders a dividend of NIS 168.0 million.

•	In April 2007, we distributed to our shareholders dividend of NIS 160.4 million.

The following table sets forth the components of our cash flows statements for the periods indicated:

	Year ended December 31,
	2009	2009	2008	2007
	Convenience translation in $ thousands	NIS Thousands	NIS Thousands	NIS Thousands
Net cash provided by (used in) operating activities	(199,823)	(754,331)	220,656	(853,463)
Net cash provided by (used in) investing activities	57,043	215,335	(825,046)	(534,923)
Net cash provided by financing activities	81,829	308,907	964,912	699,542
Increase (decrease) in cash and cash equivalents	(60,951)	(230,089)	360,522	(688,844)

Cash flow from operating activities

Our cash flow from operating activities is affected by our policy in respect of PC's shopping and entertainment centers which are classified as trading property since it is PC's management goal to sell these shopping and entertainment centers following their development. Accordingly, our cash flow from operating activities includes all the costs of acquisition and construction of a trading property and also the proceeds from sale of trading properties after their disposition. Therefore, in periods in which our investments in construction and/or acquisition of trading properties are higher than the proceeds from the sale of trading properties, we will have a negative cash flow from operating activities.

Net cash used in operating activities was NIS 754 million (approximately $200 million) in 2009 compared to net cash of NIS 221 million provided by  operating activities in 2008 and net cash used in operating activities in the amount of NIS 853 million in 2007.

Our cash flow from operating activities in 2009, 2008 and 2007 was influenced by the following significant factors:

(i)
Cash flow from operating activities in 2009 included negative cash flow resulting from the cost of purchase of trading properties and payments on the account of trading properties of NIS 673.6 million. Most of the acquisitions and investments in trading properties in 2009 were: (i) Romania (the Casa Radio), Bulgaria (Sophia project), Poland, Czech Republic (Liberec project), Latvia (Riga project) and India (Bangalore, Koragon Park and Chennai projects); and (ii) the first time consolidation of the Obuda project in Hungary in mid 2009.

(ii)
Cash flow from operating activities in 2008 included negative cash flow resulting from the cost of purchase of trading properties net of trading properties disposed of in the amount of NIS 826.4 million and payments on the account of purchase of trading properties of NIS 141.9 million in 2008. Most of the acquisitions and investments in trading properties in 2008 were in Romania (the Casa Radio and Plaza BAS projects), Serbia (Belgrade project), the Czech Republic (Liberec project), and India (Bangalore and Chennai projects).

(iii)
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

(iv)
Operating activities in 2009, 2008 and 2007 also included the proceeds from operations of our hotel, retail and image guided segments less operating expenses of those segments (including research and development expenses, sales and marketing and general and administrative expenses attributable directly to those segments) as well as general and administrative expenses of our headquarters.

Cash flow from investing activities

Cash flow provided by investing activities amounted to NIS 215 million (approximately $57 million) in 2009 compared to cash flow used in investing activities in the amount of NIS 825 million in 2008 and NIS 535 million in 2007.

Our cash flow from investing activities in 2009, 2008 and 2007 was influenced by the following factors:

2009

(i)
Purchase of property, plant and equipment, investment property and other assets in the amount of NIS 107 million ($28 million) mainly attributable to the renovation of the Radisson Blu Bucharest Hotel in Romania, the  lease hold improvements of Elbit Trade’s new stores and our hospital and agriculture activities in India.

(ii)	Proceeds from realization of property, plant and equipment, investments and loans in the amount of NIS 3 million.

(iii)
Proceeds from long-term deposits and long-term loans in the amount of NIS 111 million mainly due to: (a) proceeds from realization of financial instrument by us in the amount of NIS 82 million; and (b) proceeds from realization of long term deposits by PC in the amount of NIS 28 million.

(iv)	Investments in long-term deposits and long term loans in the amount of NIS 11 million.

(v)	Proceeds from interest received from deposits in the amount of NIS 91 million.

(vi)	Sales of a subsidiary’s shares to such subsidiary’s minority shareholders in the amount of NIS 160 million which is attributable to the resale of PC shares by PC and us.

(vii)	Purchase of minority shares in subsidiaries in the amount of NIS 44 million, mainly related to repurchase of PC shares by PC and us.

(viii)	Purchase of available for sale marketable securities net of proceeds from available for sale marketable securities amounted to NIS 24 million.

(ix)	Proceeds from the sale of deposits and marketable securities in the amount of NIS 42 million executed by us.

2008

(i)
Investment in long-term deposits and long-term loans  in the amount of NIS 588 million mainly due to: (a) investments in financial notes by us and by PC in the amount of NIS 386 million; (b) Investment in long term deposits of NIS 181 million. Such deposits are used as a security for swap transactions executed by PC and for loans granted to us.

(ii)
Purchase of property, plant and equipment, investment property and other assets in the amount of NIS 534.8 million mainly attributable to the renovation of the Radisson Blu Bucharest Hotel in Romania and acquisition of the land in the Bangalore project in India.

(iii)	Proceeds from interest received from deposits in the amount of NIS 133.7 million.

(iv)	Purchase of minority shares in subsidiaries in the amount of NIS 51.3 million, mainly related to repurchase of PC shares in the market by PC.

(v)	Proceeds from the sale of deposits and marketable securities in the amount of NIS 183.5 million executed by us.

2007

(i)	Investment in a company that was initially consolidated in the amount of NIS 135.1 million in 2007 attributable to our investments in the Chennai Project in India.

(ii)
Purchase of property, plants and equipment, investment property and other assets in 2007 in the amount of NIS 339 million mainly attributable to the renovation of the Radisson Blu Bucharest Hotel in Romania and the acquisition of the Kochi project in India.

(iii)	Payment on account of land in 2007 in the amount of NIS 203 million related to an advance payment on account of the acquisition of land in the Bangalore project in India.

(iv)	Purchase of deposits and marketable securities in 2007 in the amount of NIS 422.8 million executed by us in 2007.

(v)
Proceeds from realization of investments in subsidiaries of NIS 483.7 million in 2007 attributable mainly from the sale of the “Ballet Institute Building” located in Budapest, Hungary and the sale of the Arena Herzliya shopping and entertainment center located in Israel.

Cash flow from financing activities

Cash flow provided by financing activities decreased to NIS 308.9 million ($81.8 million) in 2009 compared to NIS 965 million in 2008 and NIS 700 million in 2007.

Our cash flow provided by financing activities in 2009, 2008 and 2007 was influenced by the following factors:

2009

(i)	Interest paid in cash by us in the amount of NIS 320 million (approximately $85 million) on our borrowings (mainly notes issued by us and PC and loans provided to our hotels).

(ii)
Proceeds from borrowings, net, of repayment of loans in the amount of NIS 368 million (approximately $98 million), mainly attributable to the funds raised by PC and us from unsecured non-convertible and convertible notes issued during 2009.

(iii)
Proceeds from short-term credit in the amount of NIS 272 million (approximately $72 million), mainly attributable to new loans raised by PC during 2009 in order to finance the construction of its trading property.

(iv)	Repayment by us of short-term credit in the amount of NIS 83 million (approximately $22 million) related to financial instrument.

(v)	Proceeds from selling derivatives in the amount of NIS 72 million (approximately $19 million).

2008

(i)	Proceeds from borrowings, net, of repayment of loans in the amount of NIS 1,034 million, mainly attributable to the funds raised by PC and us from unsecured non-convertible notes issued during 2008.

(ii)	A dividend payment by us to our shareholders in the amount of NIS 168 million.

(iii)	A dividend payment to minority shareholders of PC in the amount of NIS 97.8 million.

(iv)	Proceeds from short-term credit in the amount of NIS 526.7 million, mainly attributable to new loans raised by PC during 2008 in order to finance the construction of its trading property.

(v)	Interest paid in cash by us in the amount of NIS 333.3 million on our borrowings (mainly notes issued by us and PC and loans provided to our investees in the hotel segment).

2007

(i)	Proceeds from borrowings net of repayment of loans were NIS 1432.7 which are mainly attributable to the funds raised by us and PC from unsecured non-convertible notes issued during 2007.

(ii)	A dividend payment in 2007 of NIS 160.4 million.

(iii)	Repayment of short-term credit in the amount of NIS 323.7 million mainly related to repayment of short-term credit as a result of disposal of PC's project companies during 2007.

Major balance sheet changes

The following table discloses the balance sheet balances in NIS million and major balance sheet items as a percentage of total assets as of December 31, 2009, 2008 and 2007:

	2009		2008			2007
	NIS million	%	NIS million		%	NIS million		%
Current assets	6,778	72.4%	6,077	(*)	70%	5,808	(*)	68.6%
Current liabilities	2,757	29.4%	2,019	(*)	23%	935.3		11%
Non-current assets	2,586	27.6%	2,615	(*)	30%	2,639.3	(*)	31.2%
Non-current liabilities	4,472	47.8%	4,235	(*)	48.7%	4,283.3		50.7%
Shareholders’ equity:
Attributable to equity holders of the Company	940	10%	1,373.7		15.8%	2,035.4		24%
Minority interest	1,195	12.8%	1,064		12.2%	1,193.6		14.1%

(*) reclassified

2009 compared to 2008

The increase in current assets of NIS 701 million (approximately $186 million) in 2009 is mainly attributable to an increase in our trading property mainly in Romania (the Casa Radio and Plaza BAS projects), Bulgaria (Sophia project), Czech Republic (Liberec project), Latvia (Riga project), India (Bangalore, Koragon Park and Chennai projects) and initial consolidation of the "Dream Island" project in Hungary in mid 2009.

The increase in current liabilities of NIS 738 million (approximately $196 million) in 2009, was mainly due to: (i) an increase in current maturity of long-term loans and notes in the amount of NIS 476 million (approximately $126 million) mainly attributable to non-compliance of our subsidiaries with the financial covenants included in the long term loan agreement; (ii) long-term loans provided to PC for construction of commercial centers, which are classified as short term credit in parallel to the classification of the shopping centers assets as trading property within the current assets; and (iii) an increase in principal payment of loans and notes expected to be executed in 2009.

2008 compared to 2007

The increase in current liabilities of NIS 1,084 million in 2008, was mainly due to: (i) an increase in current maturity of long-term loans in the amount of NIS 573 million ($150.6 million), mainly attributable to non-compliance of our subsidiaries with the financial covenants included in the long term loan agreement; (ii) long- term loans provided to PC for construction of commercial centers and which are classified as short term credit in parallel to the classification of the shopping centers assets as trading property within the current assets; and (iii) principal payment of loans and notes expected to be executed in 2009.

Concentration of Credit Risk

We hold cash and cash equivalents, short term investments and other long-term investments in financial instruments (mainly investments in notes of foreign financial institutions - see note 9A. to our annual consolidated financial statements included in this annual report) in various reputable banks and financial institutions. These banks and financial institutions are located in different geographical regions, and it is our policy to disperse our investments among different banks and financial institutions. Our maximum credit risk exposure is equal to the financial assets presented in the balance sheet.

Due to the nature of their activity, our subsidiaries operating in the hotel, image guided treatment and fashion merchandise segments, are not materially exposed to credit risks stemming from dependence on a given customer. Our subsidiaries examine the credit amounts extended to their customers on an ongoing basis and, accordingly, record a provision for doubtful debts based on factors they believe to have an effect on specific customers. As of December 31, 2009 and 2008 our trade receivables do not include any significant amounts due from buyers of trading property.

Derivative Instruments

For information on financial instruments used, profile of debt, currencies and interest rate structure, see “Item 11. Quantitative and Qualitative Disclosure about Market Risks” below.

Other Loans

We have entered into or assumed liability for various financing agreements, either directly or indirectly through our subsidiaries, to provide capital for the purchase, construction, and renovation and operation of shopping and entertainment centers and hotels as well as for various investments in our other operations. In our opinion, our working capital is sufficient for our current requirements; however, our subsidiaries will continue to borrow funds from time to time to finance their various projects. Set forth below is certain material information with respect to material loans extended to us, our subsidiaries and our jointly controlled companies as of December 31, 2009.

The loans granted to our jointly controlled companies are presented in the table at their 100% amount, unless otherwise specified:

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2009	Interest	Payment Terms
EI	Series A Notes issued to the public	NIS 567.6 million + NIS 30 million	NIS 600 million	6% per annum, linked to the Israeli CPI.	10 semi-annual installments commencing August 2009 through 2014 Interest payable by semi-annual installments commencing 2006 through 2014
Principal Security and Covenants	Unsecured
Other Information
The notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
The notes were rated, as of December 31, 2009, by Midroog Ltd. an affiliate of Moody's Investors Services ("Midroog") at an A2/Stable rating and by Maalot, the Israel Securities Rating Company Ltd. an affiliate of Standard and Poors ("Maalot") at A/Stable rating, on a local scale.
Events of default include, among others, the cross default with other series of notes and delisting from both the TASE and NASDAQ Global Select Market.
In October 2008, our board of directors approved the repurchase of up to NIS 50 million of our series A through F Notes, to be made from time to time in the open market, privately negotiated transactions or a combination of the two. As at December 31, 2009,  no such repurchases were made.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2009	Interest	Payment Terms
EI	Series B Notes issued to the public	$14.8 million	$ 13.2 million	Libor + 2.65%	10 semi-annual installments commencing August 2009 through 2014 Interest payable by semi-annual installments commencing 2006 through 2014
Principal Security and Covenants	Unsecured
Other Information
The Notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
The notes were rated, as of December 31, 2009, by Midroog at an A2/Stable rating and by Maalot, at A/Stable rating, on a local scale.
Events of default include, among others, the cross default with other series of notes and delisting from both the TASE and NASDAQ Global Select Market. In October 2008, our board of directors approved the repurchase of up to NIS 50 million of our series A through F Notes, to be made from time to time in the open market, privately negotiated transactions or a combination of the two. As at December 31, 2009, no such repurchases were made.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2009	Interest	Payment Terms
EI	Series C Notes issued to the public	NIS 458.6 million	NIS 447.2 million	5.3% per annum, linked to the Israeli CPI.	10 annual installments commencing September 2009 through 2018 Interest payable by semi-annual installments commencing 2007 through 2014
Principal Security and Covenants	Unsecured
Other Information
The Notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
The notes were rated, as of December 31, 2009, by Midroog at an A2/Stable rating and by Maalot, at A/Stable rating, on a local scale.
Events of default include, among others, the cross default with other series of notes and delisting from both the TASE and NASDAQ Global Select Market. In October 2008, our board of directors approved the repurchase of up to NIS 50 million of our series A through F Notes, to be made from time to time in the open market, privately negotiated transactions or a combination of the two. As at December 31, 2009, no such repurchases were made.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2009	Interest	Payment Terms
EI	Series D Notes issued to the public	NIS 620 million	NIS 698.8 million	5% per annum, linked to the Israeli CPI.	8 annual installments commencing April 2013 through 2020 Interest payable by semi-annual installments commencing 2007 through 2020
Principal Security and Covenants	Unsecured
Other Information
The Notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
The notes were rated, as of December 31, 2009, by Midroog at an A2/Stable rating and by Maalot, at A/Stable rating, on a local scale. Events of default include, among others, the cross default with other series of notes and delisting from both the TASE and NASDAQ Global Select Market.
In October 2008, our board of directors approved the repurchase of up to NIS 50 million of our series A through F Notes, to be made from time to time in the open market, privately negotiated transactions or a combination of the two. As at December 31, 2009, no such repurchases were made.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2009	Interest	Payment Terms
EI	Series E Notes issued to the public	NIS 66.3 million	NIS 71.7 million	6.3% per annum, linked to the Israeli CPI.	10 annual installments commencing July 2012 through 2021 Interest payable by semi-annual installments commencing 2007 through 2021
Principal Security and Covenants	Unsecured
Other Information
The Notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
The notes were rated, as of December 31, 2009, by Midroog at an A2/Stable rating and by Maalot, at A/Stable rating, on a local scale.
In October 2008, our board of directors approved the repurchase of up to NIS 50 million of our series A through F Notes, to be made from time to time in the open market, privately negotiated transactions or a combination of the two. As at December 31, 2009, no such repurchases were made.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2009	Interest	Payment Terms
EI	Series F Notes issued to the public	NIS 336.2 million and NIS 30 million + NIS 141.6 million	NIS 549.5 million	5.7% per annum, linked to the Israeli CPI.	6 annual installments commencing October 2010 through 2015 Interest payable by semi-annual installments commencing 2008 through 2015
Principal Security and Covenants	Unsecured
Other Information
The Notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
The notes were rated, as of December 31, 2009, by Midroog at an A2/Stable rating and by Maalot, at A/Stable rating, on a local scale.
In October 2008, our board of directors approved the repurchase of up to NIS 50 million of our series A through F Notes, to be made from time to time in the open market, privately negotiated transactions or a combination of the two. As at December 31, 2009, no such repurchases were made.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2009	Interest	Payment Terms
EI	Series 1 Convertible Notes issued to the public	NIS 112 million	NIS 99 million	6.25% per annum.	First half to be paid on December 31, 2013, and second half on December 31, 2014
Principal Security and Covenants	Unsecured.
Other Information	The Series 1 Convertible Notes are convertible into our shares at the price of NIS 128 per share until July 31, 2013 and at the price of NIS 200 per share thereafter.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2009	Interest	Payment Terms
EI	Bank Hapoalim B.M.	€33.4 million $20 million	€33.4 million $20 million	Libor + 1.75%	Loan for 10 years to be repaid by December 2012. Repayment is affected by semi-annual installments of principal and interest.
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
Net amounts received from realization of the shares of PC or its subsidiaries, by means of sale or issuance to a third party or the sale of a project owned thereby (in full or in part), will serve to repay those parts of the loan which were utilized to finance same investment;
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

Other Information
We are conducting negotiations with Bank Hapoalim with the view of mutually reschedule the rate and scope of repayments and the other terms of credit, and all following the transactions for the sale of shopping and entertainment centers, our issuance of Notes, and PC’s initial public offering of shares.
Under our negotiations with the bank, we have agreed that, neither accelerated repayment nor compliance with financial covenants shall be required until January 1, 2011, save for the covenant in respect of the Adjusted Shareholder’s Equity over Adjusted Balance Sheet Value with which we comply. Also in accordance with the understanding with the bank, the latter will not demand payment of principal amounts under the loan agreement until January 1, 2011.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2009	Interest	Payment Terms
EI	Bank Leumi Le-Israel B.M.	$19.1 million $11 million	$24.2 million (aggregate)	Libor + 2%	Short term revolving credit facility
Principal Security and Covenants
Other Information	Negative pledge provided in respect of the majority shares in Elscint.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2009	Interest	Payment Terms
EUBV	BHF-Bank	€15 million	€15 million	1.76%	This loan was fully repaid in early 2010.
Principal Security and Covenants
Other Information	Loan was used for purchase of financial notes.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2009	Interest	Payment Terms
PC	Series A Notes issued to the public	NIS 305 million	NIS 323.1 million *	4.5% per annum, linked to the Israeli CPI.	8 equal annual installments commencing December 31, 2010 through December 31, 2017. Interest payable by semi-annual installments commencing 31 December, 2007 through 31 December, 2017.
Principal Security and Covenants	Unsecured
Other Information
The Notes have been registered for trade on the TASE.
The Notes are not registered under the Securities Act.
The notes were rated, as of December 31, 2009, at A2/Stable  by Midroog on a local scale, and ilA/Stable by Maalot on a local scale.
* presented at fair value through profit and loss.
PC has executed forward transactions with Israeli banks in order to hedge the currency risk associated with these NIS denominated notes.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2009	Interest	Payment Terms
PC	Series B Notes issued to the public	NIS 943 million	NIS 1,021.8 million *	5.4% per annum, linked to the Israeli CPI	5 equal annual installments commencing July 2011 through July 2015. Interest payable by semi-annual installments commencing July 2008 through July 2015
Principal Security and Covenants	Unsecured
Other Information
The Notes have been registered for trade on the TASE.
The Notes are not registered under the Securities Act.
The notes were rated, as of December 31, 2009 at A2/Stable by Midroog on a local scale.
* NIS 870.6 million are presented at fair value through profit and loss and NIS 151.2 million are presented at amortized cost.
PC has executed forward transactions with Israeli banks in order to hedge the currency risk associated with these NIS denominated notes.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2009	Interest	Payment Terms
PC	Merrill Lynch	€37 million	€36.2 million	Euribor + 0.4%	€26.2 million to be repaid in 2023 and €10 million in 2018.
Principal Security and Covenants
a pledge on financial notes and deposits.
Comply with certain covenants stipulated in the loan agreement including a minimum value of collateral. Failing to comply with the said covenants shall oblige the borrower to provide an additional cash collateral. As of December 31, 2009, PC has provided the bank with additional cash collateral of €9.5 million.

Other Information	Loan was used for purchase of financial notes.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2009	Interest	Payment Terms
PC	FIBI Bank	€7 million	€7 million	Euribor + 0.5%	Revolving credit facility.
Principal Security and Covenants	Floating charge over PC’s assets with the bank, including securities.
Other Information

Borrower	Lender	Facility Amount	Amount Outstanding on Dec. 31, 2009	Interest	Payment Terms
Riga Plaza	MKB BANK ZRT, SEB UNIBANKA, AS “UNICREDIT BANK”	€36.4 million	€36.4 million	Euribor + 2.5%	Expires on 2014 June 30. Quarterly annuity payments calculated according to 25 years amortization, with balloon payment.
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

Other Information

Borrower	Lender	Original Amount *	Amount Outstanding on Dec. 31, 2009	Interest	Payment Terms
Sofia Plaza	Investec Bank	€8.2 million	€8.2 million	Euribor + 2.25%	Only interest payments. Maturity of the loan is 26 April, 2011.
Principal Security and Covenants	registered first ranking mortgage on the real estate. first ranking pledges on the borrowers’ accounts.
Other Information	* amounts represent our share in such loans.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2009	Interest	Payment Terms
Airplane loan	GEFA Germany	€3.35 million	€3.0 million	USD Libor + 1.65% per annum	Maturity of the loan is 5 March 2014, with a 75% balloon. Quarterly principle payments are $60,500.
Principal Security and Covenants	first priority aircraft mortgage entered onto the Hungarian Aircraft Register at the CAA, Budapest. assignment of insurance proceeds.
Other Information	Loan serves to finance the purchase of a company airplane.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2009	Interest	Payment Terms
Koregaon Park	SBM, SBI, SBH (India)	€32.8 million	€5.1 million	12.25% p.a.	Part of the loan is to be repaid by October 2010 with the rest due in March 2021.
Principal Security and Covenants	assignment of insurance proceeds.
Other Information	Corporate guarantee of owners. Pledge on assets of the company.

Borrower	Lender	Facility amount	Amount Outstanding on Dec. 31, 2009	Interest	Payment Terms
Liberec Plaza	MKB BANK Zrt., ERSTE Bank AG	€39.2 million	€38.0 million	Euribor+ 3.5% per annum	Expires on December 31, 2014. Quarterly repayments according to 20 years fully pay out amortisation, with bullet payment
Principal Security and Covenants
registered first ranking mortgage and purchase option right on the real estate;
assignment of all rights under relevant valid insurance policies;
share pledge agreement;
assignment of all rights and claims under the construction agreements and construction warranties;
first ranking pledges on the borrowers’ accounts;
prompt collection right to debit any of the bank accounts of the borrower;
completion guarantee of PC for the term of the construction
Debt service cover ratio as prescribed in the agreement.
Corporate guarantee of PC for Debt Service.

Other Information	On March 19, 2010, the project company entered into an amended agreement with the two banks and reduced the amount of the loan to below €25 million with an increased interest margin.

Borrower	Lender	Original Amount *	Amount Outstanding on Dec. 31, 2009	Interest	Payment Terms
Plaza BAS	MKB Bank Zrt	A: €3.63 million B: €0.7 million C: €0.75 million	A: €3.63 million B: €0.7 million C: €0.75 million	A: Euribor + 4.5% per annum B: Euribor + 4.75% per annum C: Euribor + 2.5%	A: October 2009; B: Repayment of 50% over a ten year period commencing June 30, 2010 and the remaining 50% at the end of such term. C: 24 months after the first drawdown of Facility B
Principal Security and Covenants	First ranking mortgage on the properties. Corporate guarantee of Owners.
Other Information	* amounts represent PC’s share in such loans.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2009	Interest	Payment Terms
ProOne Kft (Buszesz Project)	MKB Bank Zrt	CHF 21 million (approximately $19 million)	CHF 21 million (approximately $19 million)	3M CHF Libor + 1.9% per annum	Expires May 31, 2010. Quarterly interest payments balloon payment at the end.
Principal Security and Covenants	Pledge on shares of borrower. Loan to value ratio 70%.
Other Information	Currently being renegotiated.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2009	Interest	Payment Terms
Dream Island 2004 Kft	MKB Bank Zrt	€54.1 million €5 million Frame loans	I - €39.5 million II - €3.2 million	3M Euribor + 3 % per annum 3M Euribor + 3.2% per annum	Expires December 31, 2010. Quarterly interest payments balloon payment at the end. II- Expires December 31, 2010. Quarterly interest payments balloon payment at the end
Principal Security and Covenants
First ranking mortgage on the property;
Pledge on shares of borrower;
Assignment of income;
Recourse of  €10 million (PCNV owners guarantee);
Floating charge over the assets;
Assignment of insurance;
Loan to value ratio 80%.

Other Information
PC has committed to repay 43.5% of the outstanding part of the Alom Sziget bank loan in the amount of €21 million in case Alom Sziget fails to do so. See note 8C (i) to our annual consolidated financial statements included in this annual report.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2009	Interest	Payment Terms
Suwalki Plaza	ING Bank Hipoteczny S.A, ING Bank Slaski S.A	I - €42.2 million II - PLN 8.125 million	I - €6.4 million II - PLN 3.9 million	Euribor + 1.8% per annum WIBOR (for PLN) + 1.5% per annum	Expires December 31, 2020. Quarterly payments with fixed principle amounts and €33.3 million balloon payment at the end. II- September 2010
Principal Security and Covenants	First ranking mortgage on the property; Pledge on shares of borrower; Assignment of insurance; Cost overrun guarantee of PC up to 10% of construction costs; Loan to value ratio;
Other Information

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2009	Interest	Payment Terms
Zgorzelec Plaza	Bank Zachodni WBK S.A.	I - €35.1 million II - PLN 24.3 million	I - €7.9 million II - PLN 2.6 million	I - Euribor + 2.75% per annum for construction period and Euribor + 2.5% per annum thereafter II - WIBOR (for PLN) + 1.6%	I - Expires December 31, 2016. II - End of construction.
Principal Security and Covenants
A first ranking mortgage on the property;
Pledge on shares of borrower;
Assignment of insurance;
Completion and cost overrun guarantee of PC;
Maintain a debt service cover ratio;
Loan to construction cost ratio;
Loan to value ratio.

Other Information

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2009	Interest	Payment Terms
Praha Plaza s.r.o	Erste Bank AG	€7.5 million	€5.04 million	Euribor + 1.75%	Quarterly payments of €117,200, beginning on December 31, 2004. The remaining amount will be paid in one installment on December 31, 2016. Quarterly payment of interest until 2016.
Principal Security and Covenants
First ranking pre-emption right regarding the property.
Pledge on shares of Borrower, on accounts, on receivables from the lease agreements.
Assignment of insurance.
Maintenance of Debt Service Cover Ratio.

Other Information

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2009	Interest	Payment Terms
Elscint Ltd.	Bank Hapoalim B.M.	€9.6 million	€9.6 million	Libor + 1.75%
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
Maintain a ratio of Adjusted Shareholder’s Equity to Adjusted Balance Sheet Value;
Proceeds received from (i) public or private offerings of Elscint’s securities (and/or of its subsidiaries financed by this loan); (ii) a business merger; (iii) realization of assets and/or investments; (iv) refinancing or any other receipt of capital by Elscint (and/or its subsidiaries, as detailed above); - such proceeds will be used first to repay the loans;

Other Information
Under negotiations with Bank Hapoalim regarding re-examination of certain terms of the loan, the bank has furnished Elscint, on December 31, 2009, with a waiver, valid through January 1, 2011, in respect of repayment of a principal amount of € 9.6 million subject to repayment of all interest payment, and compliance of financial covenants, save for the Adjusted Shareholder’s Equity over Adjusted Balance Sheet Value which Elscint maintains.

Borrower	Lender	Original Amount *	Amount Outstanding on Dec. 31, 2009 *	Interest	Payment Terms
Riverbank Hotel Holding BV; Victoria Hotel holding BV; Grandis Hotel Holding BV;	Goldman Sachs International	₤195 million	₤185.4 million	Libor + 3%. The interest was fixed under a swap transaction at a rate of 7.72% per annum
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
* our respective share in the such amount is 50%.
For information regarding our compliance with financial covenants, see note 23E.(3)(ii) to our annual consolidated financial statements included in this annual report

Borrower	Lender	Original Amount **	Amount Outstanding on Dec. 31, 2009 **	Interest	Payment Terms
Victoria Hotel C.V., Utrecht Victoria Hotel B.V. Mandarin Hotel BV(*)	Aareal Bank	Victoria: €56.35 million Utrecht: €13.7 million*	Victoria: €54.9.8 million Utrecht: €13.3 million*	fixed interest rate of 5.266% per annum	Quarterly repayments of a gradually increasing amount, commencing March 2010 ending with a Bullet repayment on September 30, 2014.
Principal Security and Covenants
Mortgage on both hotels.
First ranking pledge on moveable assets, bank accounts, rights of the borrowers under their operating agreements and insurance receivables.
First ranking pledge on shares of borrowers.

Other Information
* Mandarin Hotel is wholly owned by Park Plaza. Total amount of the loan granted to all three parties was €78 million. The parties have executed an internal reimbursement agreement for liabilities borne by the joint hotels in respect of that part of the loans attributed to Mandarin, and vice versa;
** our respective share in the such amounts is 50%

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2009 *	Interest	Payment Terms
Victoria Monument BV	Bank Hapoalim B.M.	€14 million	€14 million	Euribor + 2.25%	Revolving credit facility. Interest is payable on a quarterly basis.
Principal Security and Covenants
Fixed charge over account; Charge over the property; Charge over Purchase Agreement of the property; Charge over the shares held in the borrower; owners guarantee provided by us (in respect of our share in the property) and the partner;
Each of the guarantors must beneficially own 50% of the share capital of the borrower.
Prohibition on the distribution of dividends by the borrowers, in cash or in kind or making any other distribution without lender's prior consent.

Other Information	* our respective share in the such amounts is 50%

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2009	Interest	Payment Terms
Bucuresti Turism SA	Piraeus Bank	€46 million	€44.7 million	Euribor + 3.5%	The loan is being repaid in 30 quarterly installments of €1.3 million each, commencing December 2009 and the last installment of €6.9 million.. Interest is payable on a quarterly basis.
Principal Security and Covenants
First rank mortgage on the Radisson Blu Bucharest Hotel and the Centerville Hotel;
Future and existing cash flow through the bank accounts opened at Piraeus Bank;
pledge of receivables arising from lease agreements and insurance policies concluded by the borrower;
Cash deposit of approximately €0.5 million was deposited on March 31, 2009. Maintain a debt service cover ratio as prescribed in the agreement.

Other Information	A guarantee from Elscint in maximum value of the total commitments plus any interest accruing and any other present and/or future debts relating the credit agreement.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2009	Interest	Payment Terms
Astrid Plaza Hotel NV	Bank Hapoalim	€24.4 million	€21.25 million	Euribor + 1.75%
Semi-annual principal repayment of €625,000 to be paid at the end of each 6 months commencing December 31, 2007 and ending on December 31, 2016;
€12,500,000 to be paid at the end of the term (December 31, 2016);
Interest is payable on a semi-annual basis.

Principal Security and Covenants
First ranking share pledge on Astrid Plaza shares;
First ranking mortgage over Astrid Plaza's real estate;
A mortgage mandate over Astrid Plaza's real estate;
First ranking pledge on a reserve fund of €1 million which is blocked on a deposit account;
Debt Service Cover Ratio;
The Revenue per Total Available Rooms at the hotel shall not be less than prescribed rates for 2008 and 2009. As of December 31, 2009, the borrower is not in compliance with this covenant and therefore the loan is presented as a short term loan.

Other Information	We guaranty Astrid Plaza undertaking under the loan agreement. The guaranty is unlimited in amount.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2009	Interest	Payment Terms
Astrid Plaza Hotel NV - for the Park Inn Hotel	Fortis Bank	A: €4 million B: €3.5 million	A: €3.9 million B: €3.4 million	A: 5.56% B: 4.66%	Repayment over a 15 year period.
Principal Security and Covenants
A first ranking mortgage on the Park Inn hotel and its assets;
subordination of loan granted by us to the borrower and undertaking not to reduce such loan below a given amount;
compliance with certain financial and operational covenants;
undertaking to maintain an equity/asset ratio.
We have furnished the bank with a guarantee up to the amount of €1.37 million.

Other Information

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2009	Interest	Payment Terms
Elbit Trade & Retail Ltd.	Bank Hapoalim	NIS 33 million	NIS 31.6 million	Prime + 1.25%	Revolving short-term credit facility
Principal Security and Covenants	Fixed mortgage on all Elbit Trade assets and a guaranty for the full amount from Elscint.
Other Information	An additional Stand By Letter of Credit has been provided by the Bank to Elbit Trade in the amount of €3.7 million in order to secure payment to third party suppliers

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2009	Interest	Payment Terms
GB Brand Limited Partnership	Bank Leumi	NIS 7.7 million	NIS 7.7 million	Prime + 0.3%	Revolving short-term credit facility
Principal Security and Covenants	Fixed mortgage on all Elbit Trade assets and a guaranty for the full amount provided by us.
Other Information	An additional Stand By Letter of Credit has been provided by the Bank to GB in the amount of $3.8 million in order to secure payment to third party suppliers

Financial Instruments

For information on financial instruments used, profile of debt, currencies and interest rate structure, see “Item 11. Quantitative and Qualitative Disclosure about Market Risks” below.

Material Commitments for Capital Expenditure

See “ - Tabular Disclosure of Contractual Obligations” below.

C.           RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Israeli government encourages industrial companies by funding their research and development activities through grants by the Office of the Chief Scientist (the "OCS").

InSightec’s research and development efforts have been financed, in part, through OCS grants. InSightec has received grants totaling $21.4 million from the OCS since its inception in 1999 and is required to repay such grants through payment of royalties to the OCS at a rate of between 3% to 3.5% of its revenues until the entire amount is repaid.

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

In accordance with IFRS, such grants are recorded in the income statements if there is reasonable assurance that the grants will not be repaid. Otherwise, the grants are recorded as a liability and are measured at fair value at each balance sheet date. The fair value of the OCS grants as of December 31, 2009 and 2008 was NIS 31 million (approximately $8.2 million) and NIS 31.4 million (approximately $8.3 million), respectively.

Our total research and development expenses amounted to NIS 74 million (approximately $20 million), NIS 68.7 million and NIS 69.5 million in the years ended December 31, 2009, 2008 and 2007, respectively.

The total OCS grants received by InSightec during 2009, 2008 and 2007 were $2.9 million, $2.6 million and $1.5 million, respectively. These grants were recorded at fair value as part of our liabilities in our consolidated financial statements.

All research and development expenses included in our consolidated financial statements are attributed to InSightec.

D.           TREND INFORMATION

Shopping and Entertainment Centers

Our shopping and entertainment business is affected by trends in each of the geographic areas in which we operate.

Over the past few years the retail market in CEE has experienced extraordinary growth. However, future growth may be affected by the recent decline in the global economy, which also influenced the European Union.

Until the recent global financial crisis, the Czech retail market was one of the most developed growing markets in CEE. Most of the leading retail groups operating in the Czech Republic are currently foreign-owned, as the local market has quickly adapted to the characteristics of Western markets. Consolidation in the market has already started and is gaining momentum, with developers and investors also turning to new shopping formats such as factory outlets, retail warehousing, urban shopping galleries and extensions of successful shopping centers. With the ongoing saturation of larger cities, the trend of regional retail development is continuing, with growing numbers of larger shopping projects such as shopping galleries, malls and retail parks being built in many regions. Currently, the Czech Republic is very close to its economic cycle peak. The main limitations for the coming years will be the tightening labor market with a growing shortage of skilled workers and an accelerated price growth.

In Hungary the GDP is forecasted to be 6.3% lower in 2009 compared to growth of 0.6% in 2008. Stagflation fears are becoming evident as signs of rising inflation and a weak economy take effect. Economic growth however, is projected to resume in 2010 - 2011.

In Poland the GDP grew by 1.7% in 2009 and is forecast to increase by 3% in 2010, 4.5% in 2011 and 4.2% in 2012, although in recent years the Polish market has outperformed forecasts. Investment activities declined by 0.3% in 2009. Inflation increased by 3.9% in 2009. The National Polish Bank’s projection of inflation is 1.3% to 2.2% for 2010, 1.7% to 3.1% for 2011 and 2.6% to 4.6% for 2012.

The Romanian economy over-performed in the first quarter of 2008, with higher than expected economic growth (8.2% compared to same period in the previous year) and an FDI volume in excess of approximately €1.7 billion. Although macroeconomic fundamentals remain strong in Romania, financial conditions are tightening as the National Bank of Romania (NBR) continues to raise interest rates, confirming concerns over higher than expected inflationary pressures. Sustainable economic growth, increasing revenues by the population and accelerated consumption in recent years were good incentives for retailers to expand their businesses firstly in Bucharest, with an estimated more than 30% of the total retail turnover in Romania; and then across the country. The supply of retail space in Bucharest is still exceeded by demand, and as a result the vacancy rate is close to zero.

The retail market in Latvia more than doubled in size over the last decade and in 2007 it was predicted to experience further growth over the following ten years. The chiefly consumption-driven growth in Latvia resulted in the collapse of the Latvian GDP in late 2008 and 2009, exacerbated by the global economic crisis and shortage of credit. The Latvian GDP declined by 16.9% in 2009. Latvia’s economic situation was stabilized by international financial support, but a further decline of 2% is projected for 2010, with a continuing weak trend for the next two to three years.  Inflation decreased from 15.4% in 2008 to 3.5% in 2009; however a deflation of 3.5% is projected in 2010. Inflation is expected to be 3.2% in 2011. At the same time Latvia continues to receive help from EC and IMF, this is seen as positive sign that costs reduction can be done effectively on the governmental level.

Bulgaria suffered a difficult year in 2009 due to the global financial crisis, which began affecting the Bulgarian market in the fourth quarter of 2008. Bulgaria recorded its worst economic results since 1997. GDP –declined by 5% annually to €33.899 billion, FDI decreased to €3.212 billion and the gross foreign debt reached €37.705 billion (111% of GDP). The slowdown in the country’s business activity has led to a growing unemployment rate of 7.59%, which is likely to increase to in 2010. Inflation in 2009 was low, at a rate of 2.8%. The real estate market ground to a halt. At year end loan and credit interest rates started decreasing and positive expectations for economic growth in 2010 increased.

The Indian economy has recently experienced decline, as have other world economies.  In 2009, India registered an average GDP growth rate of 6.25% with the help of fiscal stimulus by government comparing to 8.7% in 2008. Inflation in December 2009 reached a 12-month high and increased to 7.3%. Rising fuel and food costs are pushing inflation well above the government's target of between 5% and 5.5% for the year. GDP growth for 2009-2010 is projected at 7.75% a large factor for additional growth is the agricultural sector, which depends on having a good monsoon season in coming years. The FDI inflows of $4.07 billion, have posted an impressive growth. Due to sustained domestic demand, India’s industrial production grew at a better than expected 11.7%. Economic growth has declined since the early part of 2008 despite consistent farm output. The impact of an appreciating rupee coupled with relatively high and rising domestic inflation has resulted in some decline of export growth and a rise in imports. Domestic demand could suffer from a wave of aggressive interest rate hikes while investment, a vital driver of India's expansion in the past four years, may slow in the face of lower sales growth. India can only achieve strong and sustainable economic growth if it pursues a significant package of economic reforms.

Hotel Business

Our hotel business is affected by trends in each of the geographic areas in which we operate.

The hotel industry was deeply affected by the recession and global financial crisis in 2009. Revpar declined sharply, in a way hardly seen before in Europe. All our hotels noted a drop in Revpar compared to previous years. The decline in occupancy that began in mid-2008, escalated during the first quarters of 2009. In the last quarter of 2009 occupancy level started to recover again. At the same time, the average rates started to decline in 2009. The cyclical effect of the economical downturn followed the same pattern as previous recessions, with an initial occupancy drop, later followed by decreases in average rates.

Throughout 2009 our hotels focused on controlling costs and cash preservation, and many cost saving programs were implemented. These efforts should contribute to improved results as the market recovers.

Forecasts for 2010 show mixed trends, with hoteliers suggesting decrease and others expecting a Revpar stabilization. In the first quarter of 2010 we mainly see an increase in occupancy but average rates are still low compared to the first quarter of 2009.

Residential Projects

The global economic crisis caused a slowdown in the residential market around mid-2008. In a bid to encourage sagging consumer confidence, private and nationalized banks lowered home loan rates during the last few months of 2008, although the impact was marginal. The reduced absorption in the residential market forced many developers to provide discounts in a bid to push sales. As a result of the slowdown most residential projects which were under development have either been deferred or stalled in lieu of the reduced demand for premium properties. This has shifted the focus from premium housing to affordable housing projects over the past year, primarily to target the end user driven middle class segment. The government on its part has facilitated the reduction of interest rates and lowered stamp duty charges to encourage residential buyers.

In India, the residential market in tier I cities like Mumbai, Bangalore, Chennai and Delhi has stabilized, and although some micro-markets are witnessing a price correction, it is less prominent now. In the aftermath of the slowdown, a limited amount of projects have been announced in urban areas and most of the projected supply results from the spillover from earlier residential developments. More mature residential markets are currently witnessing a revival with steady capital price appreciation since the last quarter whereas capital values in other residential markets have stabilized.

Fashion Apparel

The fashion apparel and accessories business in Israel is a highly competitive industry. Since we operating our business under franchise agreements of international brands, merchandising and inventory effectiveness are very challenging and require computerized supply chain management systems in order to succeed.

One of the trends that broadly affect the apparel retail market is the rising success of e-commerce, and it is expected that in future years revenues will increasingly be generated from internet sales.

Rising costs in many countries (other than China and the far east) and the continuing global economic crisis may challenge our revenues and profit margins.

E.           OFF-BALANCE SHEET ARRANGEMENTS

The following are our off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors:

•
We furnished a local municipality a bank guarantee in an amount of approximately NIS 4.5 million to secure payment of certain land betterment tax by Marina Herzliya Limited Partnership Ltd. (a company controlled by Control Centers). Arbitration is currently being held as to such liability. We estimate that no significant costs will be incurred by us in respect of this guarantee.

•
As part of the franchise and support agreements executed by our subsidiary, Elbit Trade with third parties, Elbit Trade has furnished such third parties with letters of credit in the aggregate amount of €6.4 million (approximately $9.2 million) in order to secure payments under the agreements.

•
As part of a lease agreement executed in July 2007 between us and the Israel Land Administration for a long-term lease of land in Tiberius, Israel, we have provided the Israel Land Administration with two bank guarantees in the aggregate amount of NIS 10 million linked to the increase in the Israeli consumer price index in order to secure our undertakings included in the lease agreement. As a security for the guarantees, we pledged deposits in the same amount.

•
As part of the transactions for the sale of our real estate assets, we have undertaken to indemnify the respective purchasers for any losses and costs incurred in connection with the sale transactions. The indemnification provisions usually include: (i) indemnifications in respect of integrity of title on the assets and/or the shares sold (i.e.: that the assets and/or the shares are wholly owned and are free and clear from any encumbrances and/or mortgage and the like). Such indemnification generally survives indefinitely and is capped at the purchase price in each respective transaction; and (ii) indemnifications in respect of other representations and warranties included in such sale agreements (e.g.: development of the project, responsibility for defects in the development project, tax matters and others). Such indemnifications are limited in time (generally three years from closing) and is generally capped at 25% to 50% of the purchase price. Our management estimates, based, inter alia, on a professional opinion and past experience, that no significant costs will be borne in respect of these indemnification provisions.

•
A former subsidiary of PC incorporated in Prague ("Bestes"), which was sold in June 2006 is a party to an agreement with a third party ("Lessee"), for the lease of commercial areas in a center constructed on property owned by it, for a period of 30 years, with an option to extend the lease period by an additional 30 years, in consideration for €6.9 million (approximately $9.6 million), which has been fully paid. According to the lease agreement, the Lessee has the right to terminate the lease, subject to fulfillment of certain conditions set forth in the agreement. As part of the agreement for the sale of Bestes to Klepierre in June 2006, it was agreed that PC will remain liable to Klepierre in case the Lessee terminates its contract. PC’s management believes that this commitment will not result in any material amount due to be paid by it.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our contractual obligations consist mainly of: (i) long-term borrowings (mainly loans from banks and financial institutions and non convertible and convertible notes); (ii) long-term operational leases; (iii) commitments towards suppliers, subcontractors and other third parties in respect of land acquisitions; and (iv) other long term liabilities reflected in the balance sheet. Our contractual obligations are generally linked to foreign currencies (mainly Euro, British Pound and U.S. dollar) and/or other indexes (such as the Israeli consumer price index). Below is a summary of our significant contractual obligations as of December 31, 2009 in NIS, based upon the representative exchange rate of the NIS as of the balance sheet date, against the currency in which the obligation is originally denominated or based on the respective index of the Israeli consumer price index as of December 31, 2009. Actual payments of these amounts (as will be presented in the financial statements of the Company when executed) are significantly dependent upon such exchange rates or indexes prevailing as at the date of execution of such obligation, and therefore may significantly differ from the amounts presented herein below.

	Payments due by Period (in NIS millions)
Contractual Obligations as of December 31, 2009	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
Long-Term Debt (1)	7,433,661	1,591,781	1,862,961	2,152,442	1,826,477
Capital (Finance) Leases	-	-	-	-	-
Operating Leases (2)	794,560	39,740	78,383	70,411	606,025
Purchase Obligations and Commitments (3)	1,308,366	553,529	310,740	224,691	219,406
Other Long-term Liabilities Reflected on Balance Sheet (4)	96,686	-	74,863	12,429	9,393
Total	9,633,272	2,185,049	2,326,947	2,459,974	2,661,302
___________________

(1)
Long term debt includes interest that we will pay from January 1, 2010 through the loan maturity dates. Part of our loans bear variable interest rates and the interest presented in this table is based on the LIBOR rates known as of December 31, 2009. Actual payments of such interest (as presented in our financial statements) are significantly dependent upon the LIBOR rate prevailing as of the date of payment of such interest. For additional information in respect of the long term debt, see “Item 5.B. Liquidity and Capital Resources - Other Loans."

(2)
Our operating lease obligations are subject to periodic adjustment of the lease payments as stipulated in the agreements. In this table we included the lease obligation based on the most recent available information. For additional information in respect of our operating lease obligations see note 14B to our annual consolidated financial statements included in this annual report.

(3)
Includes mainly commitments for construction suppliers and subcontractors and amount payable to third parties in respect of land acquisitions. Such obligation were not recorded as liabilities in the balance sheet, since, as of the balance sheet date, the construction services were not yet provided and/or certain conditions precedent for the plot acquisitions have not yet been fulfilled.

(4)
Includes (i) fair value of royalty payments that InSightec may have to pay to the OCS. InSightec partially finances its research and development expenditures under programs sponsored by the OCS for the support of research and development activities conducted in Israel. In exchange for OCS participation in the programs, InSightec is obligated to pay 3.5% of total sales of products developed within the framework of these programs. At the time the OCS grants were received, successful development of the related projects was not assured. The obligation to pay these royalties is contingent on actual sales of the products; (ii) fair value of hedging transactions in respect of interest rates on long term loans; and (iii) fair value of the exit fee payable in certain events to a financial institution within the framework of long term credit facilities provided to our jointly controlled companies in the United Kingdom (see also “Item 5.B. Liquidity and Capital Resources - Other Loans").

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors, executive officers and other key employees as of the date of this annual report:

NAME	AGE	POSITION
Mordechay Zisser (1) (3)	55	Executive President and Director
Shimon Yitzhaki (1) (3)	55	Executive Chairman of the board of directors and Director
Abraham (Rami) Goren	50	Executive Vice Chairman of the board of directors and Director
David Rubner (2)	70	Director
Zvi Tropp (1) (2) (3)	70	External Director
Moshe Lion	49	Director
Shmuel Peretz	70	Director
Elina Frenkel Ronen (1) (2)	36	External Director
Dudi Machluf	38	co-CEO
Ran Shtarkman	42	co-CEO and CEO of PC
Doron Moshe	39	Chief Financial Officer
Zvi Maayan	42	General Counsel
 ______________________________________
(1)	Member of the donation committee
(2)	Member of the audit committee
(3)	Member of the investment committee

Effective as of January 1, 2010, we appointed Messrs. Ran Shtarkman and Dudi Machluf as our Co-Chief Executive Officers, replacing Mr. Shimon Yitzhaki, who was promoted to Chairman of the Board of Directors. Mr. Mordechay Zisser, our Executive Chairman of the Board, was appointed our Executive President and continues to serve on our board of directors. Mr. Doron Moshe was appointed Chief Financial Officer.

MORDECHAY ZISSER. On January 1, 2010, Mr. Zisser was appointed as our Executive President. Mr. Zisser continues to serve on our board of directors. From May 1999 until December 2009, Mr. Zisser served as our Executive Chairman of the board of directors.  Mr. Zisser has served as President and Chairman of the board of directors of Europe-Israel since March 1998 and as President and Chairman of the board of directors of Control Centers since 1983.  Mr. Zisser has developed major real estate development projects in Israel (including the city of Emmanuel, the Herzliya Marina, the Ashkelon Marina, and the Sea and Sun luxury residential project in north Tel Aviv), as well as large scale residential and hotel projects abroad. As our Executive Chairman, Mr. Zisser leads our core businesses, including: real estate investment, hotel ownership and management, development and operation of shopping and entertainment centers in CEE and in India, development of major residential projects and mixed-use complexes as well as venture capital investments in the hi-tech, medical and bio-technology industries. Mr. Zisser has also served as Executive Chairman of the board of directors of PC since October 2006. Mr. Zisser is active in charitable organizations and is a member of the management of the “Oranit” hostel.

SHIMON YITZHAKI. On January 1, 2010, Mr. Yitzhaki was appointed as our Executive Chairman of the board of directors. From May 1999 until December 2009, Mr. Yitzhaki served as our President, Chief Executive Officer and has served as a member of our board of directors since May 1999. From March 2005 until August 2006, Mr. Yitzhaki served as our Chief Financial Officer. Mr. Yitzhaki serves as a member of the board of directors of a number of our subsidiaries, including Elscint (since May 1999) and PC (since October 2006). Mr. Yitzhaki has served as a Vice President of Europe-Israel since March 1998 and since the mid-1980’s as a Vice President of Control Centers. Mr. Yitzhaki holds a B.A. in accounting from Bar Ilan University and is a Certified Public Accountant.

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

DAVID RUBNER. Mr. Rubner has served as a member of our board of directors since July 2003. Mr. Rubner serves as Chairman of the board of directors and Chief Executive Officer of Rubner Technology Ventures Ltd. as well as the General Partner of Hyperion Israel Advisors Ltd., a venture capital firm. From 1991 until 2000, Mr. Rubner held various positions at ECI Telecom Ltd., including President, Chief Executive Officer, Chief Engineer, Vice President of operations and Executive Vice President and General Manager of the Telecommunications Division of ECI. Mr. Rubner serves on the boards of public companies including Check Point Software Ltd., Radware Ltd., as well as some privately held companies. Mr. Rubner serves on the boards of trustees of Bar Ilan University and Shaare Zedek Hospital. Mr. Rubner holds a B.S. in engineering from Queen Mary College, University of London and an M.S. from Carnegie Mellon University. Mr. Rubner was the recipient of the Israeli Industry Prize in 1995.

ZVI TROPP. Mr. Tropp has served as one of our external directors since September 2004. Since 2003, Mr. Tropp has been a senior consultant at Zenovar Consultant Ltd. From February 2006 until June 2007, Mr. Tropp served as the chairman of the board of Rafael Advanced Defense Systems Ltd. From 2000 until 2003, Mr. Tropp served as the Chief Financial Officer of Enavis Networks Ltd. Mr. Tropp has served as a board member of various companies, including Rafael (Armament Development Authority) Ltd., Beit Shemesh Engines Ltd., Rada - Electronic Industries Ltd. and has also served as the Chairman of the investment committee of Bank Leumi Le’Israel Trust Company Ltd. Mr. Tropp holds a B.Sc. in agriculture and an M.Sc. in agricultural economics and business administration from the Hebrew University in Jerusalem.

MOSHE LION. Mr. Lion has served as a member of our board of directors since April 2006. Mr. Lion is a senior partner at Lion, Orlitzky and Co., an accounting firm in Israel, Chairman of the Jerusalem Development Authority since June 2008 and a member of the board of directors of Brainstorm Cell Therapeutics since July 2007. From April 2003 until April 2006, Mr. Lion was the Chairman of Israel Railways. From October 2000 until December 2005, Mr. Lion served as a director of Elscint. From December 1997 to July 1999, Mr. Lion served as Director General of the Israeli Prime Minister’s Office and as an economic advisor to the Israeli Prime Minister. From January 1997 to November 1997, Mr. Lion served as the Head of the Bureau of the Israeli Prime Minister’s Office and as an economic advisor to the Israeli Prime Minister. Mr. Lion served as a member of the board of directors of Bank Massad Ltd. from January 2000 until November 2006 and as a member of the board of directors of Bank Tefachot Ltd. from November 1999 until May 2004. Mr. Lion currently serves as a member of the board of directors of the Israel Council for Higher Education and of the Wingate Institute for Physical Education. Mr. Lion holds a B.A. in accounting and economics and an L.L.M., both from Bar Ilan University.

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

ELINA FRENKEL RONEN. Ms. Frenkel Ronen has served as one of our external directors since December 2008. Since 2008, Ms. Frenkel Ronen has served as the Chief Financial Officer of Orek Paper Ltd. Since 2005, Ms. Frenkel Ronen has headed her family’s real estate business. Ms. Frenkel Ronen currently serves as a member of the board and as the Chair of the CEOs, CFOs and Controllers Committee of the Institute of CPAs in Israel, as an external director of Tao Tsuot Ltd. and as an external director of the Haifa Port Ltd. Ms. Frenkel Ronen served as the Public Representative for the Public Utility Authority - Electricity. From 2002 to 2007, Ms. Frenkel Ronen served as Chief Financial Officer of I.G.B. Group. From 1999 to 2002, Ms. Frenkel Ronen served as Chief Financial Officer of Sherutey Hashomrim Group. From 1993 to 1999, Ms. Frenkel Ronen served as the Chief Controller and Financial Reports Supervisor of the Tnuva Industry Group of Companies, including its 96 subsidiaries. Ms. Frenkel Ronen holds a B.A. in accounting and economics and an Executive M.B.A., both from Tel-Aviv University.  Ms. Frenkel Ronen is a Certified Public Accountant.

DUDI MACHLUF. On January 1, 2010, Mr. Machluf was appointed as our co-CEO. From August 2006 until 2009, Mr. Machluf served as our Chief Financial Officer. From 2003 until 2005, Mr. Machluf was the head of our accounting department and managed the transaction department. Prior to joining us, Mr. Machluf was a manager at Deloitte & Touche, Certified Public Accountants. Mr. Machluf holds a B.A. in Economics and an L.L.M., both from Bar Ilan University and is a Certified Public Accountant.

RAN SHTARKMAN. On January 1, 2010, Mr. Shtarkman was appointed as our co-CEO. Mr. Shtarkman also serves as CEO of PC since September 2006, as Executive Director of PC since October 2006 and as President of PC since 2007. From 2004 until 2006 Mr. Shtarkman served as Chief Financial Officer of PC. Prior to that he served as Chief Financial Officer of SPL Software Ltd., Finance and Administration Manager for Continental Airlines’ Israeli operations and Controller of Natour Ltd. Mr. Shtarkman holds an MBA from Ben Gurion University and is a Certified Public Accountant.

DORON MOSHE. On January 1, 2010, Mr. Moshe was appointed as our CFO. From January 2006 until January 2010, Mr. Moshe served as our Chief Controller. From 2001 until 2005, Mr. Moshe served as the Controller of our subsidiaries. From 2000 until 2001, he served as the Controller for a group of public companies in the fields of contracting, real estate, and technology, and from 1999 until 2000, he was a senior accountant at KPMG Israel. Mr. Moshe holds a B.A. in Accounting and Economics from the University of Haifa and is a Certified Public Accountant.

ZVI MAAYAN. Mr. Maayan has served as our General Counsel since October 2008. From 2007 until October 2008, Mr. Maayan served as our Assistant General Counsel. From 2000 until 2007 Mr. Maayan served as Assistant General Counsel for Israel Aerospace Industries Ltd. From 1996 until 2000, Mr. Maayan was in private practice as a senior associate in the law firm Shugol, Ketzef, Ehrlich, Kerner & Co. which was  a member of ACL (International Association of Commercial Lawyers) and the International Alliance of Law Firms, specializing in commercial and civil law, international commerce, banking and financing, bankruptcy, biopharmaceutical industry, real estate and litigation. Mr. Maayan holds an LL.B. and an LL.M., cum laude, both from Bar-Ilan University and is a member of the Israeli Bar Association.

B.           COMPENSATION OF DIRECTORS AND OFFICERS

Aggregate 2009 Compensation of Directors and Officers

The aggregate compensation paid to or accrued on behalf of all persons as a group (10 persons, including directors and officers whose service ended during 2009) who served in the capacity of director or executive officer in 2009 for the year ended December 31, 2009, was approximately NIS 11.201 million (approximately $3 million). Such aggregate amount includes management fees, salaries and bonuses including certain fringe benefits and accrued amounts in respect of pensions and retirement benefits.

We did not grant any options to our directors and officers in 2009. In 2009, InSightec granted an aggregate of 265,000 options to our directors and officers, including options to purchase 250,000 ordinary shares of InSightec to our Executive President. For information regarding the terms of grant and exercise under InSightec's incentive plans, see “Item 6.E. Share Ownership - InSightec Incentive Plans.”

In addition, our directors and officers participate in share or option allocations pursuant to various plans adopted by us, PC and InSightec.

For information regarding the terms of grant and exercise under all plans, see “Item 6.E. Share Ownership - 2006 Employees, Directors and Officers Incentive Plan.”

The aggregate compensation amount set forth above does not include stock based compensation expenses recognized in accordance with applicable accounting rules in respect of options granted to directors and officers.

Independent Director Compensation

Pursuant to the requirements of the Companies Law, remuneration of our directors requires shareholder approval. Compensation and reimbursement for external directors is governed by regulations promulgated under the Companies Law. Our external directors are compensated in the form of an annual fee in the amount of NIS 95,100 (approximately $23,506) and a meeting attendance fee in the amount of NIS 4,880 (approximately $1,293), payable in accordance with the regulations. Our other independent directors are compensated with an annual fee in the amount of NIS 58,500 (approximately $15,497) and a meeting attendance fee in the amount of NIS 2,060 (approximately $546), payable in accordance with the regulations. In 2009 our directors agreed to a reduction of 10% of their cash compensation, due to the economic situation.

We did not grant any options to our independent directors in 2009.

For further information, see “Item 6.E. Share Ownership - 2006 Employees, Directors and Officers Incentive Plan.“

Services of Mr. Mordechay Zisser

Pursuant to a management agreement approved by our shareholders on May 31, 2006, Mr. Mordechay Zisser, at that time our Executive Chairman, provides us with services via a management company controlled by him. The agreement provides that Mr. Zisser will devote at least 80% of his time, skills and efforts to his position as our Executive Chairman. In consideration for these services, we pay the management company a monthly fee of $50,000, plus applicable value added tax, as well as reimbursement of expenses. In addition, the management company is entitled to other benefits, such as an appropriate vehicle, telephone, facsimile, mobile phone, computer, printer and modem, including installation costs and all reasonable expenses related thereto. The agreement has a five-year term commencing on August 1, 2005.

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

In November 2007, our shareholders approved an annual bonus for the Executive Chairman, not to exceed NIS 18 million, calculated as follows: (i) 0% of the first NIS 100 million of profits (as defined below); (ii) 2.5% of profits between NIS 100 million and NIS 125 million; (iii) 3% of profits between NIS 125 million and NIS 150 million; and (iv) 3.5% of profits exceeding NIS 150 million. The annual bonus is payable with respect to the fiscal year ended December 31, 2006 and for each fiscal year thereafter for so long as the Executive Chairman serves as a director or officer of us or any of our subsidiaries. For the purpose of determining the annual bonus, in accordance with resolutions of our audit committee and board of directors of May 29, 2008 and also based on legal advice received, "profits" for any year shall mean our profit before taxes, as disclosed in our annual audited consolidated financial statements for that year minus profit (loss) before tax attributed to the minority shareholders and minus such loss (before taxes and after deduction of profit (loss) attributed to the minority shareholders) as disclosed in our annual consolidated audited financial statements for all years commencing 2007, that had not already been deducted for the purpose of calculating such annual bonus for any previous year. Such resolution shall be applied, retroactively, to bonuses payable in respect of the year 2007 and thereafter.

Effective January 1, 2010, Mr. Zisser was appointed our Executive President. Mr. Zisser's services and compensation, as detailed above, will remain unaffected by this new appointment. Mr. Zisser continues to serve on our board of directors.

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

Agreements with our Executive Vice Chairman

Pursuant to an employment agreement approved by our shareholders on January 17, 2008, Mr. Abraham (Rami) Goren serves as our Executive Vice Chairman of the board of directors. Mr. Goren also had the responsibility of our business activities in Asia and in particular, India, until his resignation in December 2009. Our annual cost of Mr. Goren's salary shall not exceed NIS 2,134,000, linked to increases in the Israeli consumer price index.

Under this agreement, we provide Mr. Goren with a vehicle suitable to his position and bear all related expenses, including taxes and medical insurance.

Under an agreement between Mr. Goren and PC, dated October 26, 2006, which was approved by our shareholders meeting on January 17, 2008, Mr. Goren received options to acquire 5% of the holding company through which PC conducts its operations in India. The options were subject to vesting over a three-year period and became fully vested on March 31, 2009. Where considered appropriate, and by agreement, Mr. Goren will be entitled to receive a 5% interest in specific projects, in which case necessary adjustments will be made at the holding company level. The options may be exercised at any time, for cash or on a cashless basis, at a price based on PC's net equity investment made in the projects plus interest accrued at the rate of LIBOR plus 2% per annum from the date of investment until the date of exercise.

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

Under an agreement between Mr. Goren and us, dated January 17, 2008, in consideration for services performed by Mr. Goren pertaining to the sourcing, initiation, operation or management of any business activities in India and other countries in Asia in which Mr. Goren renders such services for the benefit of the Company and its affiliates (excluding PC and its subsidiaries), as well as for the performance of other activities assigned to Mr. Goren by us, Mr. Goren is entitled to receive 5% of the outstanding share capital owned by us in each entity through which we conduct business activities initiated in such territory. This arrangement applies for so long as Mr. Goren devotes a substantial part of his time and attention to such sourcing activities and for 30 months thereafter.

Mr. Goren's right to receive shares in each investment vehicle is subject to vesting over a three-year period and became fully vested on March 31, 2009. The right to receive shares in any investment vehicle in which we obtain equity rights after March 31, 2009 will vest immediately. The shares issued to Mr. Goren under the agreement are not entitled to any type of distributions from the investment vehicle until our investments in such investment vehicle have been returned in full, with interest.  The agreement includes tag-along rights, pre-emptive rights and registration rights in favor of Mr. Goren and transfer restrictions, rights of first refusal and drag-along rights in our favor.

On December 31, 2009, Mr. Goren informed us that he is resigning from his employment with us. This resignation will enter into effect on December 31, 2010.

Employment Agreement with our Executive Chairman

In December 2002, our shareholders approved the employment agreement of Mr. Shimon Yitzhaki, who then served as our President, Chief Executive Officer and a director, which provides for an aggregate monthly cost to us of NIS 164,734, linked to the Israeli consumer price index. Such cost includes customary social benefits and the use of a car fully maintained by us. In addition, Mr. Yitzhaki is entitled to reimbursement of expenses incurred in connection with his services in the foregoing capacities. The agreement requires Mr. Yitzhaki to devote at least 90% of his working time to us.

In addition, Mr. Yitzhaki is entitled to an annual bonus, calculated as follows: (i) 0.75% of the first NIS 125 million of profits; (ii) 0.875% of profits between NIS 125 million and NIS 150 million; and (iii) 1% of profits exceeding NIS 150 million.  For the purpose of determining the annual bonus, in accordance with the resolutions of our audit committee and board of directors of May 29, 2008 and based on legal advice received, "profits" for any year shall mean our profit before taxes, as disclosed in our annual audited consolidated financial statements for that year minus profits (losses) before tax attributed to the minority shareholders.

Effective January 1, 2010, Mr. Yitzhaki was appointed our Executive Chairman of the board.

Severance Agreement with the Former President of Elscint and Acting CEO of PC

On November 1, 2007, our shareholders approved and ratified two separate agreements entered into between Ms. Rachel Lavine, who then served as President of Elscint and Acting Chief Executive Officer of PC, and each of us and Elscint, dated February 7, 2007, regarding Ms. Lavine's resignation from her employment by us and companies under our control. The agreement with Elscint provides that Ms. Lavine will resign from her positions effective February 7, 2007 and continue to enjoy the same payments and benefits until March 31, 2008, of which part constitutes unused vacation days and part an agreed adjustment period.

Ms. Lavine participated in the same annual bonus plan as Mr. Yitzhaki, as described above under “ - Employment Agreement with our Executive Chairman” for the years 2007 and 2008 only. Elscint also undertook to pay the tuition fee of Ms. Lavine in the Kellogg-Recanati Executive MBA program in an aggregate amount of $47,000 and to bear all tax expenses associated with such payment. We and Elscint each undertook to continue to purchase directors' and officers' liability insurance policy covering Ms. Lavine for a period of at least seven years following her resignation.

The agreement with us provides that, despite her resignation, Ms. Lavine shall be entitled to: (i) all of the 75,000 options exercisable into our ordinary shares in accordance with our incentive plan; and (ii) all of the 250,000 options exercisable into PC ordinary shares in accordance with PC incentive plan.

C.           BOARD PRACTICES

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Israeli Companies Law, relating to such matters as external directors, the audit committee, the internal auditor and approvals of interested-party transactions. These matters are in addition to the ongoing listing conditions of the Nasdaq Global Select Market and other relevant provisions of U.S. securities laws. Under the Nasdaq rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable Nasdaq requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. For further information, see “Item 16G. Corporate Governance.”

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

The initial term of an external director is three years and such term may be extended for an additional three-year period. In addition, the service of an external director may be extended for additional terms of up to three years each, if both the audit committee and the board of directors confirm that, in light of the expertise and contribution of the external director, the extension of such external director's term would be in the interest of the company. External directors may be removed only in a general meeting, by the same percentage of shareholders as is required for their election, or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their fiduciary duty to us. Each committee of a company’s board of directors that is authorized to exercise powers of the board of directors is required to include at least one external director, and all external directors must be members of the company’s audit committee.

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

Audit committee. The Companies Law requires public companies to appoint an audit committee. An audit committee must consist of at least three members, and include all of the company’s external directors. However, the chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. The responsibilities of the audit committee include identifying and examining flaws in the business management of the company, in consultation with the internal auditor and the company's independent accountants, and suggesting appropriate course of actions. In addition, an audit committee recommends approval of transactions that are deemed interested party transactions, including directors compensation and transactions between a company and its controlling shareholder or transactions between a company and another person in which its controlling shareholder has a personal interest.

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

Nasdaq rules require that director nominees be selected or recommended for the board’s selection either by a committee composed solely of independent directors or by a majority of independent directors. The compensation of a company’s chief executive officer and other executive officers is required to be approved either by a majority of the independent directors on the board or a committee comprised solely of independent directors.  Our audit committee also acts as our nominating committee and compensation committee. The audit committee is also authorized by our Board of Directors to establish the remuneration of our auditors for their auditing services.

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

Internal Auditor

Under the Companies Law, our board of directors is required to appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether our actions comply with the law and proper business procedure. The internal auditor may not be an interested party, an office holder, or a relative of any of the foregoing, nor may the internal auditor be our independent accountant or its representative. The Companies Law defines the term “interested party” to include a person who holds 5% or more of our outstanding share capital or voting rights, has the right to appoint one or more directors or the general manager or who serves as a director or as the general manager. Our internal auditor is Mr. Daniel Spira, a Certified Public Accountant in Israel.

For information on the duties of directors, officers and shareholders and requirements for the approval of related-party transactions, please see Item 10.B - “Memorandum and articles of association and General Provisions of Israeli Law.”

D.           EMPLOYEES

As of March 31, 2010, we employed 63 persons in investment, administration and managerial services, all of whom were employed in our headquarters in Israel. As of March 31, 2010, PC had 151 employees, 26 consultants and 4 part time employees in CEE, Russia, Greece and India. As of March 31, 2010, our Hotel division had 1,080 employees (including employees in proportionally consolidated companies in which we hold 50%). As of March 31, 2010, Elbit Trade and G.B. Brands, Limited Partnership had 595 employees.

As of May 31, 2009, we employed 37 persons in investment, administration and managerial services, all of whom were employed in our headquarters in Israel. As of May 31, 2009, PC had 110 employees, 34 consultants and 3 part time employees in CEE, Russia, Greece and India. As of May 31, 2009, our Hotel division had 1,087 employees (including employees in proportionally consolidated companies in which we hold 50%). As of May 31, 2009, Elscint Ltd. and Elbit Trade had 392 employees.

As of May 31, 2008, we employed 36 persons in investment, administration and managerial services, all of whom were employed in our headquarters in Israel. As of May 31, 2008, PC had 135 employees, 41 consultants and 15 part time employees in CEE, Russia, Greece and India. As of May 31, 2008, our Hotel division had 1,230 employees (including employees in proportionally consolidated companies in which we hold 50%). As of May 31, 2008, Elscint Ltd. and Elbit Trade had 426 employees. The increase in working power in PC during this period reflected the expansion of PC’s operations and the additional obligations it assumed upon becoming a public company.

We are not party to any collective bargaining agreement with our employees or with any labor organization.

E.           SHARE OWNERSHIP

As of March 31, 2010, our directors and executive officers, excluding Mr. Mordechay Zisser, beneficially owned an aggregate of 314,594 of our ordinary shares, or approximately 1.2% of our outstanding ordinary shares. This figure includes options to purchase ordinary shares that were vested on such date or that were scheduled to vest within the following 60 days.

For information regarding the terms of grant and exercise under all plans, see “ - 2006 Employees, Directors and Officers Incentive Plan” below.

For information on Mr. Mordechay Zisser’s beneficial ownership of our ordinary shares, see “Item 7. Major Shareholders and Related Party Transactions - Major Shareholders” below. No other director or executive officer beneficially owns 1% or more of our outstanding ordinary shares.

The following is a description of each of our option plans, including the amount of options currently outstanding and the exercise prices of such options.

2006 Employees, Directors and Officers Incentive Plan

Our 2006 Employees, Directors and Officers Incentive Plan, as amended (the “2006 Plan”), provides for the grant of up to 2,300,000 options to employees, directors and officers of us and of companies controlled directly or indirectly by us. The exercise price per option is the average closing price of our ordinary shares on the TASE during the 30-trading day period preceding the date of grant of such options or as otherwise determined by the board of directors.

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

As of March 31, 2010, options to purchase 1,749,417 ordinary shares were outstanding under the 2006 Plan.

2001 Employees, Directors and Officers Incentive Plan

Our 2001 Employees, Directors and Officers Incentive Plan (the "2001 Plan") provides for the issuance of up to 626,900 of our ordinary shares to employees, directors and officers of us and of companies controlled by us, and of Europe-Israel and of companies controlled by Europe-Israel. The exercise price per share is NIS 24.1. All shares under the 2001 Plan are fully vested.

As of March 31, 2010, 58,265 shares were outstanding under the 2001 Plan.

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

As of March 31, 2010, 47,700 ordinary shares were outstanding under the Elscint 2001 Plan.

InSightec Incentive Plans

InSightec’s 1999 Employee Stock Ownership Plan (the “1999 Plan”) provides for the grant of up to 2,650,000 options, at an exercise price of NIS 0.01 and $3.33 per share. All options under the 1999 Plan are fully vested. The options generally expire following twelve years as of their date of grant.

InSightec’s 2003 Employee Stock Ownership Plan (the “2003 Employee Plan”) provides for the grant of up to 1,094,000 options (700,000 plus 394,000 that were transferred from the 1999 Plan), at an exercise price that varies from NIS 0.01 to $6.00. All options under 2003 Employee Plan are fully vested. Under the 2003 Employee Plan, the options generally expire following seven years from the date of grant. On February 10, 2010, InSightec’s board resolved to extend the expiration date of all options granted during 2003-2005 under 2003 Employee Plan by 3 years (subject to exceptions).  On January 30, 2006, all outstanding options under the 2003 Employee Plan were transferred to the 2006 Plan (for additional information see below).

InSightec’s 2003 Service Providers Plan (the “2003 Service Providers Plan”) provides for the grant of up to 300,000 options, at an exercise price that varies from $3.33 to $6.60. The options generally expire following seven years as of their date of grant. On February 10, 2010 InSightec’s board resolved to extend the expiration date of all options granted during 2003-2005 under the 2003 Service Providers Plan by 3 years (subject to exceptions). On January 30, 2006, all outstanding options under the 2003 Service Providers Plan were transferred to the 2006 Plan (for additional information see below).

InSightec’s 2006 Stock Option Plan (the “2006 Plan”) provides for the grant of up to 400,000 options, at an exercise price of $6.00. On January 30, 2006, InSightec’s board of directors resolved to transfer the balance of unallocated options from the 2003 Employee Plan and the 2003 Service Providers Plan to the 2006 Plan, in addition to the 400,000 options already existing under the plan. Options granted under the 2006 Plan generally vest over a four-year period from the grant date, 50% after two years and 25% after each of the third and the fourth years. The options generally expire following seven years as of their date of grant or, subject to certain criteria, following five years. On October 24, 2006, InSightec's board of directors approved an increase of the option pool by 300,000 options.

InSightec’s 2007 Stock Option Plan (the “2007 Plan”) provides for the grant of up to 2,000,000 options, at an exercise price of $6.00. Options granted under the 2007 Plan generally vest over a four-year period from the earlier of (i) InSightec's initial public offering or (ii) a “material change” in InSightec (as defined in the 2007 Plan) (the "Commencement Date"), 50% after two years from the Commencement Date and 25% after each of the third and the fourth years from the Commencement Date. The options generally expire following seven years as of the Commencement Date or, subject to certain criteria, following five years. On October 31, 2007, InSightec's board of directors approved that all the options granted under the 2007 Plan starting October 30, 2007, shall become fully vested and exercisable on the second anniversary of the Commencement Date and shall remain exercisable until the end of the term of the options, as defined in the 2007 Plan.

All options under InSightec’s option plans automatically vest and become exercisable without any discretion on the part of InSightec’s board of directors upon certain events that constitute a material change to InSightec as defined in the options plans, such as a change of control, a resolution of InSightec’s shareholders or its board of directors for its dissolution or a distribution in kind of most of its assets, mergers etc. As of March 31, 2010, options to purchase an aggregate of 5,036,815 ordinary shares were outstanding under InSightec’s option plans.

2010 Elbit Incentive Plan and Conversion Plan for InSightec Shares

Our 2010 Incentive Plan (the “2010 Incentive Plan for InSightec Shares”) provides for the grant of options exercisable into up to 500,000 shares of InSightec to employees, directors and officers of us and of affiliate companies, at an exercise price per option to be determined by our board of directors.

Under the 2010 Incentive Plan for InSightec Shares, options vest gradually over a period of three years. The options expire seven years from the date of grant. Options are exercisable by payment of the exercise price in cash.

Prior to an IPO, the underlying shares are subject to certain "drag along" rights.

Prior to or after the consummation of a listing of securities of any parent company of InSightec, our board of directors may approve an exchange of options or underlying shares under the 2010 Incentive Plan for InSightec Shares with options or shares of such parent company, according to a formula set forth in the 2010 Incentive Plan for InSightec Shares.

As of March 31, 2010, options to purchase 400,000 shares are outstanding under the 2010 Incentive Plan for InSightec Shares.

In April 2010, EML adopted an incentive plan for the grant of options to participants who were granted options under the 2010 Incentive Plan for InSightec Shares, in exchange for options granted under the 2010 Incentive Plan for InSightec Shares (the “EML Conversion Plan”). The total number of options issuable under the EML Conversion Plan will be determined by EML’s board of directors according to a formula set forth in the EML Conversion Plan. Options will vest and expire from their original grant date under the 2001 InSightec Incentive Plan.

The exercise price of the options shall be determined by EML’s board of directors prior to EML’s public offering of shares, and each option shall be converted into EML shares, in accordance with the conversion mechanism set forth in the EML Conversion Plan.

As of the date of this annual report, no options were granted under the EML Conversion Plan.

2010 EML Plan

In March 2010, EML adopted an incentive plan for the grant of options to officers and employees of EML and us and of affiliate companies (the “2010 EML Plan”). The total number of options to be granted under the 2010 EML Plan will be determined by EML’s board of directors from time to time.

The exercise price of the options shall be as follows:

•	For options granted prior to, or within 90 days of, EML’s public offering – the exercise price will be determined by the price resulting from the tender conducted as part of EML's public offering;

•	For options granted thereafter – the exercise price will be the average of the closing price of EML’s shares in the Tel Aviv Stock Exchange during the 30 trading days preceding the date of grant.

Under the 2010 EML Plan, options vest gradually over a period of three years.

As of the date of this annual report, no options were granted under the 2010 EML Plan.

PC Share Option Scheme

PC’s 2006 Share Option Scheme, as amended in August 2007 and November 2008 (the “2006 Scheme”) provides for the grant of up to 33,834,586 options to employees, directors, officers and other persons who provide services to PC, including our employees. The exercise price per option varies between £0.50 and £1.64.

The options are exercisable pursuant to a “cashless” exercise mechanism whereby, in lieu of paying the exercise price of the option in exchange for all the ordinary shares subject to the option, the holder is issued such number of ordinary shares whose market value equals the difference between (i) the opening price of the ordinary shares on the London Stock Exchange on the exercise date, provided that the market price will not exceed a maximum price of £3.24 per option; less (ii) the exercise price of the options, with the difference between (i) and (ii) divided by the opening price of the ordinary shares on the London Stock Exchange on the exercise date.

Under the terms of the 2006 Scheme, options vest over a period of three years, such that 33.33% of the options granted become exercisable on each of the first, second and third anniversaries of the date of grant. Pursuant to the amendment of the 2006 Scheme in November 2008, all options that were not vested on October 26, 2008 shall begin the three-year vesting cycle from the beginning, commencing as of October 25, 2008. The options expire seven years from the date of grant by the board of directors.

Upon the occurrence of an event of change of control in PC (as defined in the 2006 Scheme), the vesting of all the outstanding options granted by PC that were not exercised or did not expire by such date, shall be fully accelerated. As of March 31, 2010, options to purchase 21,021,349 ordinary shares were outstanding under the 2006 Scheme.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

We had, as of March 31, 2010, 25,474,743 ordinary shares outstanding, excluding 2,800,000 shares held by us which do not have any voting and equity rights. The voting rights of all shareholders are the same. The following table sets forth certain information as of March 31, 2010 concerning: (i) persons or entities who, to our knowledge, beneficially own more than 5% of our outstanding ordinary shares; and (ii) the number of our ordinary shares beneficially owned by all of our directors and officers as a group:

Name and Address	Number of Shares		Percent of Shares Beneficially Owned (1)
Mordechay Zisser (2)	12,623,832	(3)	49.55%
Europe-Israel (M.M.S.) Ltd. (4)	12,154,392		47.71%
The Phoenix Holding Ltd. and Excellence Investments Ltd.	2,109,997	(5)	8.29%
All officers and directors of the Company as a group (10 persons)	12,938,429	(6)	50.79%

_______________

(1)
The number of shares and percentages of ownership are based on our shares outstanding as of March 31, 2010. Such number excludes 2,800,000 treasury shares. Beneficial ownership is determined in accordance with the rules of the SEC based on voting and investment power with respect to such ordinary shares. Shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2010 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by our directors include shares owned by their family members, as to which such directors disclaim beneficial ownership.  The information regarding the beneficial ownership of Europe-Israel and of Mr. Zisser is based on a Schedule 13D filed by them on January 10, 2008 and on information furnished by them to the Company.

(2)	Mr. Zisser is considered our indirect controlling shareholder by virtue of his control of Europe-Israel and serves as our Executive President and as a director. See footnote 4 below.
(3)
Includes (i) 12,154,392 of our shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, our Executive President and a director, by virtue of his control of Europe-Israel; (ii) 24,837 of our Shares held by Marina Herzelia (Limited Partnership) 1988, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, by virtue of his control of Control Centers Ltd., which wholly owns Marina Herzliya (Limited Partnership) 1988; and (iii) 444,603 shares held by Mr. Zisser. See footnote 4 below.

(4)	Europe-Israel is an Israeli corporation wholly-owned by Control Centers, a private company controlled by Mr. Mordechay Zisser.
(5)
Includes shares held for members of the public through, among others, provident funds, pension funds and mutual funds, which are managed by subsidiaries of Excellence Investments Ltd. ("Excellence") or The Phoenix Holdings Ltd. ("Phoenix"), according to the following segmentation: (i) 160,330 shares held by provident funds and pension funds of Excellence; (ii) 251,530 shares held by mutual funds of Excellence; (iii) 461,324 shares held by other investment vehicles of Excellence; (iv) 44,702 shares held by provident funds and pension funds of Phoenix; and (v) 1,192,110 shares held by profit participating life assurance accounts of Phoenix. The information regarding the holdings of Phoenix and Excellence is based on a form of ownership report dated March 23, 2010, provided to us by Phoenix and Excellence, that it uses to report holdings under Israeli law.  The method used to compute holdings under Israeli law does not necessarily bear the same result as the method used to compute beneficial ownership under SEC rules and regulations. Phoenix and Excellence are controlled by the Delek Group and Mr. Yitzhak Tshuva.

(6)
Includes: (i) 12,154,392 shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, (see footnote 4 above); (ii) 24,837 shares held by Marina Herzelia (Limited Partnership) 1988; (iii) 444,603 shares held by Mr. Zisser; (iv) 47,700 shares underlying options granted to our other directors and officers pursuant to our 2001 Employees, Directors and Officers Incentive Plan; and (v) 685,000 options exercisable into 266,897 shares as of March 31, 2010 and vesting within 60 days thereafter granted to our other directors and officers pursuant to our 2006 Employees, Directors and Officers Incentive Plan.

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

As of March 31, 2010, there were approximately 715 holders of record of our ordinary shares with addresses in the United States, holding approximately 24.74% of our issued and outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders reside since many of these ordinary shares are held of record by brokers or other nominees.

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

Guarantee Agreement with PC

On October 27, 2006, PC agreed, with effect from January 1, 2006, to pay a commission to us in respect of any and all outstanding corporate and first demand guarantees which have been issued by us in favor of PC and which remain valid and outstanding ("EI Guarantees"). The amount of the commissions to be paid will be agreed upon between us and PC at the beginning of each fiscal year, and will apply to all EI Guarantees which remain outstanding during the course of that relevant fiscal year, subject to a cap of 0.5% of the amount or value of the relevant EI Guarantee, per annum. During 2009 no guarantees were provided by us to PC.

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

Agreement for Services for Construction Projects

On May 31, 2006, our shareholders approved an agreement between us and Control Centers according to which we will receive from Control Centers (either directly or through its subsidiaries or affiliates, other than us) coordination, planning, execution and supervision services over our real estate projects and/or real estate projects of our subsidiaries and/or affiliates in consideration for a fee equal to 5% of the actual execution costs (excluding land acquisition costs, financing cost and the consideration for Control Centers under the agreement) of each such project. The agreement applies to real estate projects initiated following the approval of the agreement by our shareholders and to the following projects: (i) a shopping and entertainment center in Liberec, Czech Republic; (ii) a shopping and entertainment center in Kerepesi, Hungary; and (iii) a complex of shopping and entertainment center, hotels, congressional centers and other facilities in Obuda, Hungary, which were at that time in early stage of development.

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

In addition, we and/or our subsidiaries and/or affiliates may also purchase from Control Centers, our indirect parent, through Jet Link Ltd., an aviation company a wholly-owned subsidiary of Control Centers, up to 125 flight hours per calendar year in consideration for payments to Jet Link in accordance with its price list to unaffiliated companies, less a 5% discount. This agreement does not derogate from a previous agreement entered into between us and Jet Link for the purchase of aviation services which was approved by our shareholders on September 10, 2000, see “ - Agreement for Aviation Service” below.

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

See “Item 5.B. Liquidity and Capital Resources - Other Loans” above.

Appointment of Brand Manager in Our Retail Division

In May 2009, our shareholder’s approved the employment agreement of Ms. Hila Zisser-Bendet, the daughter of our Executive Chairman, Mr. Mordechay Zisser, as a brand manager in our retail division. Such employment agreement provides for a monthly gross salary of NIS 10,000, with an automatic annual increase of 2.5%, subject to the discretion of the chief executive officer of our retail division. Ms. Zisser-Bendet will be entitled to customary social benefits. In addition, Ms. Zisser-Bendet is entitled to an annual bonus not to exceed two months’ salary, at the discretion of the chief executive officer of our retail division and reimbursement of business-related expenses. The employment agreement entered into effect on July 1, 2009.

Indemnification, Insurance and Exemption

For information regarding the grant of insurance, exemption and indemnification to our directors and officers, by us or our subsidiaries, see “Item 10.B. Memorandum and Articles of Association and General Provisions of Israeli Law - Insurance, Indemnification and Exemption” below.

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

For amounts paid under our related party transaction see note 27.C to our annual consolidated financial statements included in this annual report.

ITEM 8.  FINANCIAL INFORMATION

A.           CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See our annual consolidated financial statements included in this annual report.

Legal Proceedings

For information regarding the legal proceeding we are involved in see note 23B to our annual consolidated financial statements included in this annual report.

Dividend Distribution Policy

On January 11, 2007, our board of directors, adopted a dividend distribution policy pursuant to which we will distribute a cash dividend of at least 50% of the surplus accrued by us every year, provided that such dividend does not exceed 50% of the cash flow accrued by us from dividends and repayment of owners' loans received by us from subsidiaries in that year, all determined in accordance with our consolidated audited annual financial statements. Any distribution of dividends under this policy is subject to a specific resolution of our board of directors determining our compliance with the distribution criteria prescribed in the Companies Law, and to any other applicable law. In making such determination, our board of directors' takes into account, inter alia, our liabilities and undertakings towards third parties, our cash flow needs and the financing resources available to us. Our board of directors is authorized in its sole discretion, to change or terminate our dividend policy at any time. The adoption of our dividend policy does not constitute any undertaking towards any third party.

B.           SIGNIFICANT CHANGES

There are no significant changes that occurred since December 31, 2009, except as otherwise disclosed in this annual report and in the annual consolidated financial statements included in this annual report.

ITEM 9.  THE OFFER AND LISTING

A.           OFFER AND LISTING DETAILS

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “EMITF” and on the TASE.

Information regarding the price history of the stock listed

The annual high and low sale prices for our ordinary shares for the five most recent full financial years are:

	NASDAQ		TASE
Year Ended December 31,	High ($)	Low ($)	High ($)	Low ($)
2009	28.09	9.3	28.75	10.03
2008	56.09	7.58	56.55	7.1
2007	57.43	31.30	58.51	33.16
2006	34.54	15.28	34.82	15.37
2005	19.54	8.9	19.18	9.01

The quarterly high and low sale prices for our ordinary shares for the two most recent full financial years and any subsequent period are:

	NASDAQ		TASE
Financial Quarter	High ($)	Low ($)	High ($)	Low ($)

2010
Q1	24.76	21.91	22.21	19.32

2009
Q1	15.02	9.3	14.9	9.77
Q2	22.43	15.24	22.24	16.21
Q3	28.09	18.87	28.95	20.04
Q4	26.68	20.05	25.94	20.54

2008
Q1	52.54	36.63	56.55	37.87
Q2	56.09	40.01	56.1	41.83
Q3	42.94	16.38	39.74	16.19
Q4	19	7.58	15.64	7.1

The monthly high and low sale prices for our ordinary shares during the six months of November 2009 through April 2010 were:

	NASDAQ		TASE
Month	High ($)	Low ($)	High ($)	Low ($)

April 2010	22.88	20.89	22.34	21.33
March 2010	24.25	22.53	22.21	19.32
February 2010	24.76	22.71	24.82	22.37
January 2010	23.77	21.91	23.75	21.88
December 2009	23.9	20.05	23.19	20.54
November 2009	25.25	22.71	25.03	22.46

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

Under the Companies Law, a private placement of securities requires approval by the board of directors and the shareholders of the company if it will cause a person to become a controlling shareholder or if:

•	the securities issued amount to 20% or more of the company’s outstanding voting rights before the issuance;

•	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

•
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

The duty of loyalty of a director or officer includes a general duty to act in good faith for the benefit of the company, and particularly to:

•	refrain from any conflict of interest between the performance of his duties for the company and the performance of his other duties or his personal affairs

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

•	disclose to the company any information or documents relating to a company’s affairs which the director or officer has received due to his position as such.

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

Insurance, Indemnification and Exemption

General - our articles of association set forth the following provisions regarding the grant of exemption, insurance and indemnification to any of our directors or officers, all subject to the provisions of the Companies Law. In accordance with such provisions and pursuant to the requisite approvals of our audit committee, board of directors and shareholders, we have obtained liability insurance covering our directors and officers, have granted indemnification undertakings to our directors and officers and have agreed to exempt our directors and officers (other than our Executive Chairman) from liability for breach of the duty of care.  Elscint, PC, Insightec and Gamida Cell have also granted indemnification undertakings to their respective directors and officers.

Insurance - we may insure the liability of any director or officer to the fullest extent permitted by law. Without derogating from the aforesaid, we may enter into a contract to insure the liability of a director or officer for an obligation imposed on him in consequence of an act done in his capacity as such, in any of the following cases:

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

Exemption - we may exempt a director or officer in advance or retroactively for all or any of his liability for damage in consequence of a breach of the duty of care vis-a-vis us, to the fullest extent permitted by law.

Prohibition on the grant of exemption, insurance and indemnification - The Companies Law provides that a company may not give insurance, indemnification nor exempt its directors or officers from liability in the following events:

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

Rights Attached to Shares

Our registered share capital consists of a single class of 50,000,000 ordinary shares, par value NIS 1.00 per share, of which 25,474,743 ordinary shares were issued and outstanding as of March 31, 2010. Such number excludes 2,800,000 treasury shares held by us or for our benefit, which do not have any voting or equity rights.

Dividend and Liquidation Rights

Our board of directors may declare a dividend to be paid to the holders of ordinary shares on a pro rata basis.  Dividends may only be paid out of our profits and other surplus funds, as defined in the Companies Law, as of our most recent financial statement or as accrued over the past two years, whichever is higher, or, in the absence of such profits or surplus, with court approval. In any event, a dividend is permitted only if there is no reasonable concern that the payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.  In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares on a pro rata basis. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future, subject to applicable law. For information on our dividend policy, see “Item 8.A. Financial Information – Consolidated Statements and Other Financial Information - Dividend Distribution Policy.”

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

In July 2008, PC completed the handover of Plzen Plaza to Klepierre. The asset value of the Plzen Plaza amounted to approximately €61.4 million and the cash consideration paid to PC amounted to € 54.6 million.

For information regarding indemnification undertakings by PC in favor of Klepierre see "Item 5.E. Off-Balance Sheet Arrangements."

Sale of Arena shopping and entertainment center in Herzliya, Israel

In July 2007 Elscint completed a transaction for the sale of the "Arena" shopping and entertainment center, located at the Herzliya Marina in Israel (“Arena Center”), pursuant to which, the buyer has acquired all rights in and to the Arena Center reflecting an asset value of NIS 538 million. The net consideration received by us was NIS 335.2 million. Following purchase price adjustments, to be calculated based on Arena Center’s adjusted rent revenues (as this term is defined in the agreement) as of June 30, 2009, an additional amount of up to NIS 10.5 million may be paid to us. As of the date of this annual report, such purchase price adjustment has not been made.

Agreement for Services for Construction Projects

For information regarding the agreement for the provision of coordination, planning, execution and supervision services over construction projects to PC's subsidiaries see "Item 7.B. Related Party Transactions - Agreement for Services for Construction Projects."

Hotel Business

Management agreement with respect of our hotel operations

For information regarding the management agreement regarding our hotel operations, see "Item 4.B. Business Overview - Hotels - Management of Hotels - Management Agreement with Park Plaza."

General

Issuance of Series B Notes by PC

For information regarding the issuance of Series B Notes by PC see "Item 5.B. Liquidity and Capital Resources - Liquidity - Other Loans."

For information regarding the framework agreement entered into in connection with the MDT transaction, see “Item 4.B. Business Overview – Other Activities - Shopping and entertainment centers in the United States.”

D.           EXCHANGE CONTROLS

In 1998, the government of Israel promulgated a general permit under the Israeli Currency Control Law, 5738 - 1978. Pursuant to such permit, substantially all transactions in foreign currency are permitted.

Our Memorandum and articles of association do not restrict in any way the ownership of our shares by non-residents and neither the Memorandum of Association nor Israeli law restricts the voting rights of non-residents.

E.           TAXATION

The following is a discussion of certain tax laws that may be material to our shareholders, all as in effect as of the date of this report and all of which are subject to changes, possibly on a retroactive basis, to the extent that such laws are still subject to judicial or administrative interpretation in the future. This discussion is not intended, and should not be construed, as legal or professional tax advice and does not cover all possible tax considerations. For further information as to taxes that apply to us and our subsidiaries, see note 22 to our annual consolidated financial statements included in this annual report.

WE ENCOURAGE EACH INVESTOR TO CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE ISRAELI, U.S. FEDERAL, STATE, AND LOCAL TAXES.

Taxation in Israel

The following is a summary of the material Israeli tax consequences to purchasers of our ordinary shares.  This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law.  To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts.  The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

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

As of January 1, 2006, capital gains derived by individuals from the sale of shares, whether listed on a stock market or not, purchased on or after January 1, 2003, will be taxed at the rate of 20%. However, if the individual shareholder is a "Significant Shareholder" (i.e., a person who holds, directly or indirectly, alone or jointly with others, 10% or more of one of the Israeli resident company's means of control) at the time of sale or at any time during the preceding 12 month period, such gains will be taxed at the rate of 25%. In addition, capital gains derived by an individual claiming a deduction of financing expenses in respect of such gains will be taxed at the rate of 25%. Israeli companies are subject to the corporate tax rate (26% for the 2009 tax year and 25% for the 2010 tax year) on capital gains derived from the sale of listed shares. However, different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering.

The tax basis of our shares acquired prior to January 1, 2003, will generally be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the Israeli tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Capital gains derived from the sale of our shares by a non-Israeli shareholder may be exempt under the Israeli Income Tax Ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of our shares on the stock exchange, (ii) the seller doesn't have a permanent establishment in Israel to which the derived capital gains are attributed, and (iii) if the seller is a corporation, less than 25% of (a) its means of control or (b) the beneficial rights to the revenues or profits of such corporation, whether directly or indirectly, are held by Israeli resident shareholders. In addition, the sale of our shares by a non-Israeli shareholder may be exempt from Israeli capital gain tax under an applicable tax treaty.

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

Taxation of Dividends Distribution

  A distribution of dividends to an Israeli resident individual will generally be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a Significant Shareholder at the time of distribution or at any time during the preceding 12 month period. If the recipient of the dividend is an Israeli resident company, such dividend will be exempt from income tax provided that the income from which such dividend is distributed was derived or accrued within Israel. A distribution of dividends from income attributable to an "Approved Enterprise" or "Benefited Enterprise" under the Israeli Law for the Encouragement of Capital Investments, 5719-1959 will generally be subject to tax in Israel at the rate of 15% (for Israeli individuals or companies).

Under the Israeli Income Tax Ordinance, a non-Israeli resident (either individual or company) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a Significant Shareholder), unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.- Israel Tax Treaty, the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying company and not more than 25% of the gross income of the Israeli resident paying company for such prior taxable year (if any) consists of certain type of interest or dividends - the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company's income which was entitled to a reduced tax rate under the Israeli Law for the Encouragement of Capital Investments, 1959 - the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S.- Israel Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers; who have elected mark-to-market accounting; who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares; U.S. holders that received ordinary shares as a result of exercising employee stock options or otherwise as compensation; U.S. holders holding our ordinary shares as part of a hedging, straddle or conversion transaction; U.S. holders whose functional currency is not the U.S. dollar, real estate investments trusts, regulated investment companies, insurance companies, tax-exempt organizations, financial institutions, grantor trusts, S Corporations; certain former citizens or long term residents of the United States; and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who are, or hold our ordinary shares through, a partnership or other pass-through entity is not considered, nor is the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

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

Disposition of Ordinary Shares

Subject to the discussion below under “Tax Consequences If We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in our ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held our ordinary shares for more than one year at the time of the disposition.  Under current law, long-term capital gains are subject to a maximum rate of 15% for taxable years beginning on or before December 31, 2010 and subject to a maximum rate of 20% for taxable years thereafter. Capital gain from the sale, exchange or other disposition of our ordinary shares held for one year or less is short-term capital gain and taxed at ordinary income tax rates. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of our ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. A U.S. holder that receives foreign currency upon disposition of our ordinary shares and converts the foreign currency into dollars after the settlement date (in the case of a cash method taxpayer or an accrual method taxpayer that elects to use the settlement date) or trade date (in the case of an accrual method taxpayer) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

Tax Consequences if we are a Passive Foreign Investment Company

We will be a passive foreign investment company, or PFIC, if either (1) 75% or more of our gross income in a taxable year is passive income or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in a taxable year produce or are held for the production of passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of that other corporation’s assets and as directly earning our proportionate share of that other corporation’s income. If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed.

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

A second regime, the “mark-to-market” regime, may be elected so long as our ordinary shares are "marketable stock" (e.g., “regularly traded” on the NASDAQ Global Select Market). Pursuant to this regime, an electing U.S. holder’s ordinary shares are marked-to-market each taxable year that we are a PFIC and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder’s adjusted tax basis in our ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

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

Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder must include amounts allocated to the current taxable year, as well as amounts allocated to taxable years prior to the first taxable year in which we were a PFIC, in its gross income as ordinary income for that year. All amounts allocated to other taxable years would be taxed at the highest tax rate for each such prior year applicable to ordinary income and the U.S. holder also would be liable for interest on the deferred tax liability for each such year calculated as if such liability had been due with respect to each such year. A U.S. holder who inherits shares in a non-U.S. corporation that was a PFIC in the hands of the decedent generally is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. Instead, such US holder would generally have a tax basis equal to the lesser of the decedent's basis or the fair market value of the ordinary shares on the date of the decedent's death.

We believe that we were not a PFIC in 2009 or in prior taxable years. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance that the IRS will agree with our position. In addition, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2010 or in a future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes, or to “mark-to-market” the ordinary shares or to become subject to the “excess distribution” regime.

U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election or the mark-to-market election.

Non-U.S. Holders

Subject to the discussion below under “Information Reporting and Back-up Withholding,” a non-U.S. holder of our ordinary shares generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares, unless, in the case of U.S. federal income taxes (i) the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment, or in the case of an individual, the item is attributable to a fixed place of business in the United States, or (ii) the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

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

However, we file annual reports with, and furnish other information to, the SEC. These materials, including this annual report and the exhibits hereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. Additionally, copies of the materials may be obtained from the SEC’s website at http://www.sec.gov.

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

Market risk is the risk that the fair value of future cash flow of financial instruments will fluctuate because of changes in market prices.

Credit risk is the risk of financial loss to us if a counterparty to a financial instrument fails to meet its contractual obligations.

Liquidity risk is the risk that we will not be able to meet our financial obligations as they become due.

Our comprehensive risk management program focuses on actions to minimize the possible negative effects on our financial performance. In certain cases we use derivatives and non-derivative financial instruments in order to hedge certain risk exposures.

Our board of directors has overall responsibility for the establishment and oversight of our risk management framework. Our board of directors has established a continuous process for identifying and managing the risks faced by us, and confirms that appropriate actions have been or are being taken to address any weaknesses. The board of directors has established an investment committee, which is responsible for developing and monitoring our financial risk management policies. The risk management policies and systems are reviewed regularly to reflect changes in market conditions and our activities.

As of December 31, 2009, we had exposure to the following risks that are related to financial instruments:

Foreign currency risk

We have international activities in many countries and, therefore, we are exposed to foreign currency risks as a result of fluctuations in the different exchange rates. Foreign currency risks are derived from transactions executed and/or financial assets and liabilities held in a currency which is different than the functional currency of our entity which executed the transaction or holds these financial assets and liabilities. In order to minimize such exposure, our policy is to hold financial assets and liabilities in a currency which is the functional currency of that entity. Our functional currency is the NIS and our investees use different functional currencies (mainly the Euro, GBP, Indian Rupee, U.S. dollar and the RON). In addition, part of our long-term loans (mainly Euro) are used to hedge our investments in foreign operations. As for foreign currency risk in respect of PC’s notes, for which PC executed swap transaction in order to hedge such risk, see “ - Interest Rate Risk” below.

The following table details sensitivity analysis to a change of 10% in our main foreign currencies, as of December 31, 2009, against the relevant functional currency and their effect on the statements of income and the shareholder’s equity (before tax and before capitalizing any exchange results to qualified assets):

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
	(in NIS thousands)

Financial assets
Cash and deposits	NIS	U.S. dollar	+10%	9,807
Cash and deposits	Euro	PLN	+10%	4,757
Cash and deposits	NIS	Euro	+10%	22,320
				36,884

Financial Liablities
Loans at amortized cost	NIS	U.S. dollar	+10%	(16,702)
Loans at amortized cost	NIS	Euro	+10%	(23,367	)(*)
Debentures at amortized cost	NIS	U.S. dollar	+10%	(4,984)
Debentures at amortized cost	Euro	NIS	+10%	(15,123	)(**)
Loans at amortized cost	RON	Euro	+10%	(24,323)
Loans at amortized cost	Euro	CHF	+10%	(1,929)
				(86,428)
_____________________

(*)
The effect of the exchange rates result in respect of these financial liabilities will be offset against the exchange rate resulting from investments in foreign operations which have the same functional currency.

(**)	In respect of PC’s Series B Notes which are represented as amortized cost.

Forward transactions

PC entered into two forward transactions to hedge its foreign currency exposure risk in respect of its Series A and B Notes. We settled the forward transaction in respect of the Series A Notes for a total consideration of NIS 14.5 million. In January 2010 we settled the forward transaction in respect of the Series B Notes for a total consideration of NIS 29.6 million.

Price risk

Marketable securities

We invest in marketable securities based on the investment policy adopted by our investment committee. In accordance with this policy, we will invest up to NIS 500 million ($132 million) through several Israeli investment institutions. The portfolio investment will be divided as follows: up to 15% in shares and at least 85% in government bonds and corporate bonds with a rating of at least A, on a local scale. In addition the portfolio may not include investment in derivative instruments and trust funds.

An increase of 10% in the prices of our marketable securities as of December 31, 2009, will increase our finance income by NIS 20.2 million.

Embedded derivative

We are committed to pay to a financing bank an additional exit fee in the event of cash distributions deriving from the sale, disposal, refinancing of the Park Plaza Victoria London, Park Plaza Riverbank and Park Plaza Sherlock Holmes hotels which were financed by the bank loan funds or in the event of other repayment of the loan. For more information, see "Item 5.B. Liquidity and Capital Resources - Other Loans."  The exit fee will be calculated as the amount equivalent to 15% of the difference between the market value of the hotels as determined in such transaction and the current agreed value of the hotels. The embedded derivative is measured at fair value at each balance sheet date based on the Black-Scholes model. One of the most significant parameters which influence the fair value of the embedded derivative is the market value of the underlying assets (i.e.: the value of the hotels which were financed by the loan).

An increase of 5% in the fair value of the above-mentioned underlying assets will cause an increase in the fair value of the embedded derivative which will lead to a loss of NIS 3.5 million.

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

Our investment in HTM structures is concentrated mainly in one bank with a credit rate of A2 according to Moody's and a credit rate of A according to S&P. For additional information, see note AG (2) b to our annual consolidated financial statements included in this annual report.

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

As of December 31, 2009, our trade receivables do not include any significant amounts due from buyers of trading property.

Interest rate risk

Fair value risk

A significant portion of our long-term loans and notes bear a fixed interest rate and are therefore, exposed to change in their fair value as a result of changes in the market interest rate. The vast majority of these loans and debentures are measured at amortized cost and therefore changes in the fair value will not have any effect on the statement of income. In addition, we have invested in financial notes which are classified as held to maturity, and therefore change in the fair value of these financial notes will not have any effect on our financial statements or income. The fair value of these financial instruments is presented in “ - Fair value of financial instruments” below.

PC's Series A and B Notes are linked to the Israeli consumer price index and bear a fixed interest rate of 4.5% to 5.4% per annum. Consistent with its risk management policies, PC entered into cross currency interest rate swap transactions in respect of the entire amount of Series A Notes. Such swap transaction was settled in January 2009. In addition, PC entered into several swap transaction for its Series B Notes ("Series B at FVTPL"). PC did not execute swap transaction for the additional amount of Series B Notes. According to the swap transactions, PC will pay an interest equal to the Euribor plus a margin of 2.19% to 3.62% and will receive the same interest of the notes linked to the Israeli consumer price index with the same amortization schedule as the notes. The derivatives are measured at fair value with changes in the fair value charged to the statements of income. The notes (other than those for which a swap transaction were not executed) are designated at fair value through profit and loss since it significantly reduces a measurement inconsistency with the said derivative. The notes and the derivative swap transactions associated with them (i.e. the swap transactions) are mainly exposed to change in the Euro / NIS exchange rate, the Israeli consumer price index and the market interest rates.

The following table analyses the change in the fair value of the notes and the derivatives as of December 31, 2009. This analysis assumes that in each case all other parameters affecting the derivatives and the notes fair value remain constant:

	Scope of Price change	Profit (loss)
	%	NIS thousands
Exchange rate of the Euro against the NIS	+12.27%	39,224
Change in the Israeli CPI	+2%	(4,196)
Change in the interest rate of the notes	+1%	6,759

Cash flow risk

Part of our long-term borrowings, as well as long-term loans receivable bear variable interest rates. Cash and cash equivalents, short-term deposits and short-term bank credits are mainly deposited in or obtained at variable interest rates. Changes in the market interest rate will affect our finance income and expenses and our cash flow.

In certain cases we use interest rate swap transaction in order to swap loans with a variable interest rate to fixed interest rate or alternatively entering into loans with a fixed interest rate.

The following table presents the effect of an increase of 2% in the LIBOR rate with respect to financial liabilities as of December 31, 2009, which are exposed to cash flow risk (before tax and before capitalization to qualifying assets):

Profit (loss)
NIS thousands
Loans, notes and convertible notes linked to the U.S. dollar	(4,342)
Loans and notes linked to the Euro *	(48,984)
Loans linked to the NIS	(811)
(54,138)

*
In respect of PC's notes which are linked to the Israeli consumer price index and for which PC has executed swap transactions in order to exchange the interest to variable interest rate. See note 9A.(iv) to our annual consolidated financial statements included in this annual report.

As of December 31, 2009, we hold investments in financial notes in the amount of NIS 315 million which bear interest of 11.5% to 12% per annum, and which are payable only if the margin between the 30 year Euro swap interest rate and the 10 years Euro swap interest rate (measured on a daily basis) is higher than the accrual barrier as stipulated in the agreement. Therefore, we are exposed to non-payment of interest on these notes in the event that the aforementioned condition is not met.  A decrease of 5% in the annual effective interest rate on the notes will lead to a decrease in our financing income and our cash flow for the year ended December 31, 2009, in the amount of NIS 15.8 million. After December 31, 2009, we settled additional financial notes in the amount of NIS 108 million.

The following table presents our long-term financial liabilities classified according to their interest rate and their contractual maturity date:

Functional Currency	Linkage Currency	Interest Rate %	Average Interest Rate %	Repayment Years
				1	2	3	4	5	6 and thereafter	Total
				NIS million
€		€4.7-5.6 (i)	4.7-5.6	4.8	5.9	6.9	6.9	178	28.1	230.6

€		Libor+4	4.8		0.5		0.5	15.6		16.6

€	€	Euribor + 0.4-3.66	4.9	2.5	158.6	158.6	158.6	158.6	170.7	807.6

€	NIS (linked to CPI)	4.5-5.5	4.5-5.5	42.4	73.6	73.6	73.6	73.6	158.5	495.3

GBP	GBP	7.3 (i)	7.7	552.3	-	-	-	-	-	552.3

NIS	U.S. dollar	Libor + 1.75	2	-	75.8(ii)	-	-	-	-	75.8

NIS	€	Euribor + 1.75	2.25	-	233.8(ii)	-	-	-	-	233.8

NIS	U.S. dollar	Libor + 2.65	4.4	11.1	11.1	11.1	11.1	5.6	-	50

NIS	NIS (linked to CPI)	5-6.3	6.0	275.6	275.7	282.9	369.7	302.9	860.4	2,367.2

RON	€	Euribor + 3.5	4.5	28.3	28.3	28.4	28.4	28.4	98.4	240.2

NIS	NIS	6.25	6.25	-	-	-	49.5	49.5	-	99

NIS	NIS	Prime +0.5	4.5	-	1.2	-	-	-	-	1.2
				917	864.5	561.5	698.3	812.2	1,316.1	5,169.6
______________________

(i)	The interest rates on these loans were fixed by swap transactions.

(ii)	See note 17D and 17E to our annual consolidated financial statements included in this annual report.

Israeli consumer price index risk

A significant part of our borrowing consists of notes raised by us on the TASE and which are linked to the increase in the Israeli consumer price index above the base index at the date of the notes issuance (excluding PC's notes for which PC has executed swap transactions against such linkage).  An increase of 3% in the Israeli consumer price index will cause an increase in our finance expenses for the year ended December 31, 2009 (before tax and capitalizations of finance expenses to qualified assets) in the amount of NIS 75.8 million.

Fair value of financial instruments

Our financial instruments primarily include cash and cash equivalents, short and long-term deposits, marketable securities, trade receivables, short and long-term other receivables, short- term banks credit, other current liabilities and long-term monetary liabilities.

Fair value of financial instruments

The fair value of traded financial instruments (such as marketable securities and debentures) is generally calculated according to quoted closing prices as of the balance sheet date, multiplied by the issued quantity of the traded financial instrument as of that date, except for instances in which the market for these traded financial instruments is considered an inactive market. The fair value of financial instruments that are not traded and financial instruments traded in an inactive market is estimated by means of accepted pricing models, such as present value of future cash flows which are discounted at a rate that, in our assessment, reflects the level of risk that is incorporated in the financial instrument. We rely, in part, on discount interest which is quoted in an active market, as well as on various techniques of approximation. Therefore, for most of the financial instruments, the estimation of fair value presented below is not necessarily an indication of the realization value of the financial instrument as of the balance sheet date. The estimation of fair value is carried out, as mentioned above, according to the discount rates in proximity to the date of the balance sheet and does not take into account the variability of the interest rates from the date of the computation through the date of issuance of the financial statements. Under an assumption of other discount rates, and/or other critical assumptions required for the estimation, different fair value assessments would be received which could be materially different from those estimated by us, mainly with respect to financial instruments at a fixed interest rate. Moreover, in determining the assessments of fair value, the commissions that could be payable at the time of repayment of the instrument have not been taken into account and they also do not include any tax effect. The difference between the balances of the financial instruments as of the balance sheet date and their fair value as estimated by us may not necessarily be realizable, in particular in respect of a financial instrument which will be held until redemption date.

Following are the principal methods and assumptions which served to compute the estimated fair value of the financial instruments:

a)
Financial instruments included in current assets - (cash and cash equivalents, deposits and marketable securities, trade receivables, other current assets and assets related to discontinue operation) - due to their nature, their fair values approximate to those presented in the balance sheet.

b)
Financial instruments included in non-current assets - the fair value of loans and deposits which bear variable interest rate is approximate to those presented in the balance sheet. The fair value of long term financial notes is determined using a price quotations provided to us by the issuer of the notes as of the balance sheet date. Such quotation is generally based on discounted expected cash flow from the notes, taking into consideration factors such as the credit rating of the issuer and the prevailing and the expected relevant interest rates. The fair value of derivatives (mainly swap transactions) is done by relying on third party professional advice, which takes into account the expected future cash flow based on the terms and maturity of each contract using market interest rates for a similar instrument prevailing at the measurement date.

c)
Financial instruments included in current liabilities - (short-term credit, suppliers, other current liabilities and liabilities related to discontinued operation) - due to their nature, their fair values approximate to those presented in the balance sheet.

d)
Financial instruments included in long- term liabilities - The fair value of the traded liabilities (debentures) is generally determined according to closing prices as of the balance sheet date quoted on the TASE, multiplied by the quantity of the marketable financial instrument issued as of that date, except for PC’s traded notes for which it was determined that the trade in such notes as of the end of 2008 indicating the existence of an inefficient and inactive market and accordingly their fair value was determined using an alternative valuation technique (see “Item 5. critical accounting policies - valuation of notes measured at fair value through profit and loss”). The fair value of non-traded liabilities at a fixed rate interest is determined according to the present value of future cash flows, discounted at a rate which reflects, in our estimation, the level of risk embedded in the financial instrument. The fair value of liabilities which carried variable interest rate is approximately the amounts presented in the balance sheet.

The following table presents the book value and fair value of our financial assets (liabilities), which are presented in the financial statements at other than their fair value:

	As of December 31, 2009
	Book Value	Fair Value

Financial Notes held to maturity	315,101	244,436
Long- term loans at fixed interest rate	(779,278)	(861,695)
Series A, B, C, D, E and F Notes	(2,568,276)	(2,625,528)
	(3,032,455)	(3,197,787)

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2009. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2009, our disclosure controls and procedures were effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the above, our management has assessed and concluded that, as of December 31, 2009, our internal control over financial reporting is effective.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm independently assessed the effectiveness of our internal control over financial reporting and has issued an attestation report, which is included on pages 4 and 5 of our annual consolidated financial statements included in this annual report.

Changes in Internal Control Over Financial Reporting

In March 2009 we appointed a Corporate IT Manager to implement effective controls in order to support our control objectives relating to information technology general controls. Other than the foregoing, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) identified with the evaluation thereof that occurred during the year ended December 31, 2009, that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

In accordance with Nasdaq Corporate Governance Rules, our board of directors has determined that both Mr. Zvi Tropp and Ms. Elina Frenkel Ronen are “audit committee financial experts” as defined in the instructions to Item 16A. of Form 20-F and are independent in accordance with the Nasdaq listing standards for audit committees applicable to us.

ITEM 16B. CODE OF ETHICS

Our principal executive officer, principal financial officer as well as all other directors, officers and employees are bound by a Code of Ethics and Business Conduct. Our Code of Ethics and Business Conduct is posted on and can be accessed via our web-site at www.elbitimaging.com. We will provide any person, without charge, upon request, a copy of our Code of Ethics. Such request should be submitted to our Corporate Secretary at 2 Weitzman Street, Tel Aviv 64239, Israel and should include a return mailing address.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees billed by Brightman Almagor Zohar & Co., a firm of certified public accountants in Israel and a member firm of Deloitte Touche Tohmatsu, and other Deloitte member firms ("Deloitte") for professional services for each of the last two fiscal years were as follows:

Services Rendered	2008 Fees	2009 Fees
Audit (a)	$868,000	$888,980
Audit-related (b)	$46,000	$30,864
Tax (c)	$48,000	$85,615
All other fees (d)	$35,000	-
Total	$978,000	$1,005,459

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

In 2008 and 2009, Audit-Related Fees included mainly work related to our shelf prospectus filed in August 2009 in Israel.

(c)           Tax Fees

“Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice on actual or contemplated transactions and tax consultations regarding tax audits, tax opinions and tax pre-rulings.

(d)           All Other Fees

“All Other Fees” are the aggregate fees billed for products and services provided by Deloitte other than as described above. There were no such fees in 2009.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximately dollar value) of shares that may yet be purchased under the plans or programs
November 2009	1,950	$15.96	-	-

In October 2008, our board of directors approved the repurchase of up to NIS 50 million of our series A through F Notes, to be made from time to time in the open market, privately negotiated transactions or a combination of the two. In December 2008, an amount of NIS 1.7 million representing 3 million units of Series C Notes were purchased by Elscint Ltd. (our fully owned subsidiary). These notes were sold in June 2009 for a total sum of NIS 2.7 million.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

We follow the Companies Law, the relevant provisions of which are summarized in this annual report, rather than comply with the NASDAQ requirements relating to: (i) the quorum for adjourned shareholder meetings, as described in “Item 10.B. Memorandum and Articles of Association - Voting Rights”; (ii) executive sessions of independent directors, which are not required under the Companies Law; and (iii) shareholder approval with respect to issuance of securities under equity based compensation plans. NASDAQ rules generally require shareholder approval when an equity based compensation plan is established or materially amended, but we follow the Companies Law, which requires approval of the board of directors or a duly authorized committee thereof, unless such arrangements are for the compensation of directors, in which case they also require audit committee and shareholder approval.

ITEM 17. FINANCIAL STATEMENTS

In lieu of responding to this item, we have responded to Item 18 of this annual report.

ITEM 18. FINANCIAL STATEMENTS

The information required by this item is set forth beginning on page F-1 of this annual report.

 ELBIT IMAGING LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009

ELBIT IMAGING LTD.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009

Brightman Almagor Zohar 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Elbit Imaging Ltd.
Tel-Aviv, Israel

We have audited the accompanying consolidated balance sheets of Elbit Imaging Ltd. and its subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, statements of comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose assets constitute 36% of the total consolidated assets as of December 31, 2008 and whose revenues included in consolidation constitute 8% and 7% of total consolidated revenues for each of the two years ending December 31, 2008 and 2007.  We also did not audit the financial statements of an associate accounted for by the equity method, the Company’s investments in which as of December 31, 2009 and 2008 amounted to NIS 26.5 million and NIS 31.4 million, respectively, and the Company's share in its losses amounted to NIS 4.9 million, NIS 3.0 million and NIS 4.9 million for each of the three years in the period ended December 31, 2009, respectively.  The financial statements of those subsidiaries and associate were audited by other auditors, and our opinion, insofar as it relates to the amounts relating to those subsidiaries and associate, is based on the reports of the other auditors on consolidated financial statements which include those subsidiaries, and on the reports of the other auditors on the financial statements of the associate, which were furnished to us.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.  We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

Brightman Almagor Zohar 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.com

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Elbit Imaging Ltd. and its subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations, other comprehensive income, and their cash flows for each of the three years in the period ended December 31, 2009, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

As discussed in Note 23B, claims have been filed against Group companies for some of which petitions have been filed for certification as class actions.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 9, 2010 expressed a unqualified opinion on the Company's internal control over financial reporting based on our audit.

 /s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel -Aviv, Israel
May 9, 2010

Brightman Almagor Zohar 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Elbit Imaging Ltd.
Tel-Aviv, Israel

We have audited Elbit Imaging Ltd. and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Brightman Almagor Zohar 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.com

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated May 9, 2010, expressed an unqualified opinion and included an explanatory paragraph relating to claims that have been filed against Group companies for some of which petitions have been filed for certification as class actions.

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel-Aviv, Israel
May 9, 2010

ELBIT IMAGING LTD.
CONSOLIDATED BALANCE SHEETS

		December 31
		2009	2008	2009
				Convenience
				translation (note 2D)
	Note	(in thousand NIS)		US$'000

Current Assets

Cash and cash equivalents	(3)	1,508,301	1,690,433	399,550
Short-term deposits and investments	(4)	563,719	(*) 485,954	149,330
Trade accounts receivables	(5)	45,049	34,740	11,933
Other receivables	(6)	119,890	134,194	31,759
Prepayments and other assets	(7)	335,206	404,613	88,796
Inventories		45,494	38,176	12,052
Trading property	(8)	4,157,610	3,279,775	1,101,353
		6,775,269	6,067,885	1,794,773
Assets related to discontinued operation	(29)	2,250	9,043	596
		6,777,519	6,076,928	1,795,369

Non-Current Assets
Deposits, loans and other long-term balances	(9)	625,695	(*)706,333	165,746
Investments in associates	(10)	41,597	46,655	11,019
Property, plant and equipment	(12)	1,648,620	1,618,253	436,721
Investment property	(13)	80,487	78,897	21,321
Other assets and deferred expenses	(14)	136,491	118,064	36,157
Intangible assets	(15)	53,486	46,582	14,169
		2,586,376	2,614,784	685,133

		9,363,895	8,691,712	2,480,502

(*)           Reclassified see note 2 AH

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.
CONSOLIDATED BALANCE SHEETS

		December 31
		2009	2008	2009
				Convenience
				translation (note 2D)
	Note	(in thousand NIS)		US$'000

Current Liabilities
Short-term credits	(16)	2,218,964	(*)1,452,144	587,805
Suppliers and service providers		199,566	214,461	52,865
Payables and other credit balances	(17)	201,450	217,704	53,364
Other liabilities	(18)	117,965	105,246	31,249
		2,737,945	1,989,555	725,283
Liabilities related to discontinued operation	(29)	18,630	29,186	4,935
		2,756,575	2,018,741	730,218

Non-Current Liabilities
Borrowings	(19)	4,318,633	(*)4,061,513	1,144,009
Other long-term financial liabilities	(20)	96,686	93,121	25,612
Other long-term liabilities	(21)	17,450	15,440	4,623
Deferred taxes	(22)	39,264	65,114	10,401
		4,472,033	4,235,188	1,184,645

Commitments, Contingencies, Liens and Collaterals	(23)

Shareholders' Equity	(24)
Share capital and share premium		873,307	853,323	231,340
Reserves		(221,672)	(301,733)	(58,721)
Retained earnings		427,351	960,621	113,205
Treasury stock		(138,519)	(138,519)	(36,693)
Attributable to equity holders of the Company		940,467	1,373,692	249,131
Minority interest		1,194,820	1,064,091	316,508
		2,135,287	2,437,783	565,639

		9,363,895	8,691,712	2,480,502

(*)           Reclassified see note 2 AH

Doron Moshe Chief Financial Officer	Dudi Machluf Co-CEO	Ran Starkman Co-CEO

Approved by the Board of Directors on: May 9, 2010

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.
CONSOLIDATED STATEMENTS OF INCOME

		December 31
		2009	2008	2007	2009
					Convenience
					translation (note 2D)
	Note	(in thousand NIS)			US$'000
		(Except for per-share data)
Revenues and gains
Commercial centers operation	(26A)	85,466	524,163	2,917,616	22,640
Hotels operations and management	(26B)	396,736	384,220	395,227	105,096
Gains from sale of real estate assets	(26C)	-	-	62,621	-
Sale of medical systems		61,683	38,076	49,648	16,340
Gains from change of shareholding in subsidiaries	(26D)	31,106	49,122	5,310	8,240
Sale of fashion merchandise		118,386	102,736	68,139	31,360
		693,377	1,098,317	3,498,561	183,676

Expenses and losses
Commercial centers	(26E)	169,253	432,760	1,714,253	44,835
Hotels operations and management	(26F)	353,229	354,850	330,063	93,571
Cost and expenses of medical systems operation	(26G)	67,403	55,469	69,953	17,855
Cost of fashion merchandise	(26H)	134,142	118,040	80,308	35,534
Research and development expenses	(26I)	73,959	68,759	69,559	19,592
General and administrative expenses	(26J)	66,153	54,944	116,992	17,524
Share in losses of associates, net		14,039	12,952	12,667	3,719
Financial expenses	(26K)	283,546	296,527	232,566	75,112
Financial income	(26L)	(92,725)	(135,278)	(73,293)	(24,563)
Change in fair value of financial instruments measured at fair value through profit and loss	(26M & 2AG(1)e)	70,702	(225,244)	(18,347)	18,729
Impairments, charges and other expenses, net	(26N)	260,225	68,797	38,233	68,934
		1,399,926	1,102,576	2,572,954	370,842

Profit (loss) before income taxes		(706,549)	(4,259)	925,607	(187,166)
Income taxes (tax benefit)	(22)	(35,571)	24,736	16,288	(9,423)

Profit (loss) from continuing operations		(670,978)	(28,995)	909,319	(177,743)
Profit from discontinued operation, net	(29)	16,550	4,934	10,289	4,384

Profit (loss) for the year		(654,428)	(24,061)	919,608	(173,359)

Attributable to:
Equity holders of the Company		(533,269)	(103,714)	539,749	(141,263)
Minority interest		(121,159)	79,653	379,859	(32,096)
		(654,428)	(24,061)	919,608	(173,359)

Earnings per share - (in NIS)	(26O)
Basic earnings per share:
From continuing operation		(21.60)	(4.27)	20.80	(5.72)
From discontinued operation		0.65	0.19	0.40	0.17
		(20.95)	(4.08)	21.20	(5.55)

Diluted earnings per share:
From continuing operation		(21.62)	(4.30)	20.18	(5.73)
From discontinued operation		0.65	0.19	0.40	0.17
		(20.97)	(4.11)	20.58	(5.56)

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	December 31
	2009	2008	2007	2009
				Convenience
				translation (note 2D)
	(in thousand NIS)			US$'000

Profit (loss) for the period	(654,428)	(24,061)	919,608	(173,359)

Exchange differences arising from translation of foreign operations	92,319	(458,217)	11,092	24,455
Gain(loss) from cash flow hedge	(1,752)	(53,703)	(8,897)	(464)
Gain(loss) from available for sale investments	9,383	(5,929)	-	2,486
Income taxes (tax benefit)(see note 22)	(3,028)	8,645	(1,288)	(802)
	96,922	(509,204)	907	25,675

Comprehensive income( loss)	(557,506)	(533,265)	920,515	(147,684)

Attributable to:
Equity holders of the Company	(466,459)	(508,007)	530,422	(123,566)
Minority interest	(91,047)	(25,258)	390,093	(24,118)
	(557,506)	(533,265)	920,515	(147,684)

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Attributable to the shareholders of the Company
	Share capital	Share premium	Hedging and available for sale reserves	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Loans to employees to acquire Company shares	Attributable to share-holders of the company	Minority interest	Total shareholders' equity
	(In thousand NIS)

Balance - January 1, 2007	38,032	815,112	20,080	13,482	47,966	852,416	1,787,088	(138,519)	(3,853)	1,644,716	649,514	2,294,230

Comprehensive income(loss)	-	-	(7,232)	-	(2,094)	539,749	530,423	-	-	530,423	390,092	920,515
Initially consolidated company	-	-	-	-	-	-	-	-	-	-	32,416	32,416
Issuance of shares to the Group by a subsidiary	-	-	-	-	-	-	-	-	-	-	12,035	12,035
Issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	33,424	33,424
Purchase of minority interest	-	-	-	-	-	-	-	-	-	-	(367)	(367)
Dividend paid	-	-	-	-	-	(159,766)	(159,766)	-	-	(159,766)	-	(159,766)
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	-	-	638	638	-	638
Employees share premium	-	163	-	-	-	-	163	-	(163)	-	-	-
Stock-based compensation expenses	-	-	-	19,427	-	-	19,427	-	-	19,427	76,450	95,877

Balance - December 31, 2007	38,032	815,275	12,848	32,909	45,872	1,232,399	2,177,335	(138,519)	(3,378)	2,035,438	1,193,564	3,229,002

Comprehensive income(loss)	-	-	(54,051)	-	(350,242)	(103,714)	(508,007)	-	-	(508,007)	(25,258)	(533,265)
Investments of the minority in a subsidiary	-	-	-	-	-	-	-	-	-	-	5,860	5,860
Purchase of minority interest	-	-	-	-	-	-	-	-	-	-	(68,468)	(68,468)
Dividend paid	-	-	-	-	-	(168,064)	(168,064)	-	-	(168,064)	-	(168,064)
Dividend paid to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	(97,775)	(97,775)
Repayment of loans as a result of the realization by employees of rights to shares	-		-	-	-	-	-	-	3,394	3,394		3,394
Employees share premium	-	16	-	-	-	-	16	-	(16)	-		-
Stock-based compensation expenses	-	-	-	10,931	-	-	10,931	-	-	10,931	56,168	67,099
Balance - December 31, 2008	38,032	815,291	(41,203)	43,840	(304,370)	960,621	1,512,211	(138,519)	-	1,373,692	1,064,091	2,437,783

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (CONT.)

	Attributable to the shareholders of the Company
	Share capital	Share premium	Hedging and available for sale reserves	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Loans to employees to acquire Company shares	Attributable to share-holders of the company	Minority interest	Total shareholders' equity
	(In thousand NIS)

Balance – January 1, 2009	38,032	815,291	(41,203)	43,840	(304,370)	960,621	1,512,211	(138,519)	-	1,373,692	1,064,091	2,437,783

Comprehensive income(loss)	-	-	4,745	-	62,065	(533,269)	(466,459)	-	-	(466,459)	(91,047)	(557,506)
Issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	71,940	71,940
Purchase of the minority interest	-	-	-	-	-	-	-	-	-	-	107,221	107,221
Initially consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	5,993	5,993
Exercise of shares by employees	6	701	-	(707)	-	-	-	-	-	-	-	-
Equity component of convertible debentures	-	19,277	-	-	-	-	19,277	-	-	19,277	-	19,277
Stock-based compensation expenses	-	-	-	13,957	-	-	13,957	-	-	13,957	36,622	50,579

Balance – December 31, 2009	38,038	835,269	(36,458)	57,090	(242,305)	427,352	1,078,986	(138,519)	-	940,467	1,194,820	2,135,287

	Convenience translation into US$'000(note 2D)

Balance - January 1, 2009	10,075	215,971	(10,914)	11,613	(80,627)	254,469	400,587	(36,694)	-	363,893	281,878	645,771

Comprehensive income (loss)	-	-	1,257	-	16,440	(141,264)	(123,566)	-	-	(123,566)	(24,118)	(147,684)
Issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	19,057	19,057
Purchase of the minority interest	-	-	-	-	-	-	-	-	-	-	28,402	28,402
Initially consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	1,588	1,588
Exercise of shares by employees	1	186	-	(187)	-	-	-	-	-	-	-	-
Equity component of convertible debentures	-	5,107	-	-	-	-	5,107	-	-	5,107	-	5,107
Stock-based compensation expenses	-	-	-	3,697	-	-	3,697	-	-	3,697	9,701	13,398

Balance - December 31, 2009	10,076	221,264	(9,657)	15,123	(64,187)	113,205	285,825	(36,694)	-	249,131	316,508	565,639

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS

	December 31
	2009	2008	2007	2009
				Convenience
				translation (note 2D)
	(in thousand NIS)			US$'000

CASH FLOWS FROM OPERATING ACTIVITIES
Profit(loss) for the year	(654,428)	(24,061)	919,608	(173,359)
Income tax expenses (tax benefit) recognized in profit and loss	(35,572)	24,736	16,288	(9,423)
Finance expenses (income) recognized in profit and loss	261,524	(63,995)	140,926	69,278
Income tax paid in cash	(3,698)	(2,433)	(2,531)	(980)
Discontinued operation	(16,551)	(4,935)	(10,289)	(4,384)
Depreciation and amortization (including impairment)	317,871	128,073	111,520	84,204
Investment in initially – consolidates subsidiaries (Appendix B)	(23,127)	-	-	(6,126)
Loss from realization of investments in subsidiaries (Appendix C)	150	-	-	40
Share in losses of associates, net	14,039	12,952	12,667	3,719
Loss from realization of assets and liabilities	(681)	3,335	2,790	(180)
Stock based compensation expenses	36,719	52,566	72,226	9,727
Profit from realization of investments		-	(60,736)
Profit from change of shareholding in subsidiaries	(31,106)	(49,122)	(4,870)	(8,240)
Others	(413)	1,526	184	(109)
Trade accounts receivables	(9,123)	1,383,334	(1,442,203)	(2,417)
Receivables and other debit balances	66,721	(124,985)	(15,528)	17,674
Long-term receivables	(672)	(3,403)	234	(178)
Inventories	(7,298)	(9,608)	(2,082)	(1,933)
Trading property and payment on account of trading property	(612,088)	(968,256)	(926,405)	(162,142)
Suppliers and service providers	(16,608)	52,754	26,092	(4,399)
Payables and other credit balances	(53,315)	(193,896)	307,337	(14,124)
Net cash provided by (used in) continuing operations	(767,656)	214,581	(854,772)	(203,352)
Net cash provided by discontinued operating activities	13,325	6,075	1,309	3,529
Net cash provided by (used in) operating activities	(754,331)	220,656	(853,463)	(199,823)

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS (CONT.)

	December 31
	2009	2008	2007	2009
				Convenience
				translation (note 2D)
	(in thousand NIS)			US$'000

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in initially-consolidated subsidiaries (Appendix D)	(1,252)	-	(135,083)	(332)
Purchase of property plant and equipment, investment property and other assets	(106,533)	(534,805)	(339,337)	(28,221)
Payment on account of investment property	-	-	(203,099)	-
Proceeds from realization of property plant and equipment, investments and loans	2,785	25,126	914	738
Proceeds from realization of investments in subsidiaries (Appendix C)	1,260	-	483,722	334
Investments in associates and other companies	(5,600)	(3,033)	(18,445)	(1,483)
Proceed from realization of long-term deposits and long-term loans	110,766	-	-	29,342
Investment in long-term deposits and long-term loans	(11,214)	(588,083)	(6,337)	(2,971)
Interest received in cash	91,223	133,748	84,123	24,165
Sale of subsidiary shares to its minority shareholders	159,746	9,788	38,286	42,317
Purchase of minority shares in subsidiaries	(43,598)	(51,256)	(16,845)	(11,549)
Proceed from sell of available for sale marketable securities	20,822	-	-	5,516
Purchase of available for sale marketable secuirities	(45,351)	(52,958)	-	(12,013)
Short-term deposits and marketable securities, net	42,281	236,427	(422,822)	11,200
Net cash provided by (used in) investing activities	215,335	(825,046)	(534,923)	57,043

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	-	(168,064)	(159,767)	-
Dividend paid to minority by a subsidiary	-	(97,770)	-
Interest paid in cash	(319,919)	(333,277)	(250,301)	(84,747)
Proceeds from long-term borrowings	709,286	1,063,991	1,570,963	187,890
Repayment of long-term borrowings	(341,672)	(29,073)	(138,251)	(90,509)
Proceeds from repayments of loans as a result of realization by employees of rights to shares	-	3,394	638	-
Proceeds from selling derivatives	71,706	-	-	18,995
Proceed from short-term credit	272,045	526,739	281,622	72,065
Repayment of short-term credit	(82,539)	(1,028)	(605,362)	(21,865)
Net cash provided by financing activities	308,907	964,912	699,542	81,829

Increase (decrease) in cash and cash equivalents	(230,089)	360,522	(688,844)	(60,951)
Cash and cash equivalents at the beginning of the year	1,690,433	1,416,710	2,150,871	447,797
Net effect on cash due to currency exchange rates changes	47,957	(86,799)	(45,317)	12,704

Cash and cash equivalents at the end of the year	1,508,301	1,690,433	1,416,710	399,550

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS (CONT.)

	December 31
	2009	2008	2007	2009
				Convenience translation (note 2D)
	(in thousand NIS)			US$'000
Appendix A -
Non-cash transactions

Acquisition of property plant and equipment, investment property and other assets by credit	7,334	2,814	13,311	1,943

Acquisition of minority interest by credit	-	-	16,977	-

Settlement of convertible debentures in a subsidiary into share capital, by the minority	76,052	-	-	20,146

Appendix B -
Initially consolidated subsidiaries

Trading property	150,764			39,937
Working capital (excluding cash), net	19,010	-	(62)	5,036
Investment in associate	2,453	-	-	650
Investment property	-	-	(168,827)	-
Shoret term loan	(132,337)			(35,056)
Long term liabilities	(10,770)	-	-	(2,852)
Minority interest	(5,993)	-	33,806	(1,589)
	23,127	-	(135,083)	(6,126)

Appendix C -
Proceeds from realization of investments in subsidiaries

Working capital (excluding cash), net	204	-	(9,935)	54
Long-term receivables, investments and deposits	-	-	778	-
Property, plant, equipment and other assets		-	38,773	-
Investment property	1,206	-	603,104	320
Long term liabilities	-	-	(213,363)	-
Profit (Loss)from realization of subsidiaries	(150)	-	60,733	(40)
Realization of capital reserves from foreign currency translation adjustments	-	-	(781)	-
	1,260	-	479,309	334
Proceed from realization of subsidiaries which were disposed of in previous years	-	-	4,413	-
	1,260	-	483,722	344
Appendix D –
Initially consolidated subsidiaries
Prepayment lease rights	(1,253)	-	-	(332)
Fix assets	(517)	-	-	(137)
Minority interest	518	-	-	137
	(1,252)			332

The accompanying notes to the financial statements constitute an integral part thereof.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -	GENERAL

A.
Elbit Imaging Ltd. ("the Company") is incorporated in Israel. The Company's registered office is at 2 Weizman St. Tel Aviv, Israel.  The Company's shares are registered for trade on the Tel Aviv Stock Exchange and in the United States on NASDAQ.

B.	The Group engages, directly and through its investee companies, in Israel and abroad, mainly in the following areas:

•
Commercial and entertainment centers - Initiation, construction, and sale of commercial and entertainment centers and other mixed-use  property projects, predominantly  in the retail sector, located in central and eastern Europe and in India. in certain circumstances and depending on market conditions, the Group operates and manages commercial and entertainment centers prior to its sale.

•	Hotels - Hotels operation and management, primarily in major European cities.

•	Image guide treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment.

•
Residential projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe.

•	Fashion apparel – distribution and marketing of fashion apparel and accessories in Israel.

•
Other activities - Other activities consist of: (i) venture-capital investments; (ii) investments in hospitals and farm and dairy plants in India, which are in preliminary stages; and (iii) wholesale trade of home applications in India.

C.	Definitions

Group	-	The Company and its Investees.

Investees	-	Subsidiaries, joint ventures and associates.

PC	-	Plaza Centers N.V. Group, a material subsidiary (68%) operating in the commercial and entertainment centers.

Parent Company	-	Europe Israel (M.M.S.) Ltd. ("EIL").

Europe Israel Group	-	Europe Israel (M.M.S.) Ltd. and its investee companies.

Control Centers	-	Control Centers Ltd. - the controlling shareholder of EIL ("CC").

Control Centers Group	-	Control Centers and its investee companies.

Ultimate controlling party	-
The controlling shareholder of Control Centers, Mr. Mordechay Zisser, who through December 31, 2009 served as the Company's Executive Chairman of the Board ,and subsequently serves as the Company's President.

Related parties	-	As defined in International Accounting Standard ("IAS") no. 24.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES

A.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the International Accounting Standards Board ("IASB").

B.	Basis for preparation

The consolidated financial statements have been prepared on the historical cost basis except for (i) certain property, plant and equipment which were measured at the transition date to IFRSs (January 1, 2006) at "deemed cost"; (ii) financial instruments which are measured at fair value; (iii) certain trading property measured at net realizable value (see note 2AG.(1)a.); and (iv) certain property, plant and equipment and investment property measured at revocable amount (see note 2AG.(1)a.). The principal accounting policies are set out below.

C.	Presentation of the income statements

The Group operations are characterized by diverse activities. Accordingly, management believes that its income statements should be presented in the “Single - step form”. According to this form, all costs and expenses (including general and administrative and financial expenses) should be considered as continuously contributing to the generation of the overall revenues and gains. Management also believes that its operating expenses should be classified by function to: (i) those directly related to each revenues (including general and administrative expenses and selling and marketing expenses relating directly to each operation); and (ii) overhead expenses which serve the business as a whole and are to be determined as general and administrative expenses.

D.	Convenience translation

The balance sheet as of December 31, 2009 and statement of income, statement of other comprehensive income, statement of changes in shareholders' equity and statement of cash flows for the year then ended have been translated into U.S. dollar using the representative exchange rate as of that date (U.S.$1.0 = NIS 3.775). Such translation was made solely for the convenience of the U.S. readers. The dollar amounts so presented in these financial statements should not be construed as representing amounts receivable or payable in dollars or convertible into dollars but only a translation of reported NIS amounts into U.S. dollars, unless otherwise indicated. The convenience translation supplementary financial data is unaudited and is not presented in accordance with IFRSs.

E.	Operating cycle

The Group's operating cycle in respect of operations relating to the construction of real estate projects designated for sale, which are classified as trading property is up to five years. Accordingly, assets and liabilities (including specific borrowings) directly related to the trading property operations are classified as current assets and liabilities. For other Group's operations it is assumed that the operating cycle is twelve months.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F.	Basis for consolidation

(i)
The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company ("Subsidiaries"). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results of subsidiaries acquired or disposed of during the reporting periods are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as the case may be. Where necessary, adjustments are made to the financial statements of subsidiaries to adjust their accounting policies with those of the Company. Material intra-group transactions, balances, income and expenses are fully eliminated on consolidation.

Losses attributable to the minority in excess of the minority’s interest in the subsidiary’s equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation (including by a way of loans  to the subsidiary) and the minority is capable of investing additional amounts to cover the losses of the subsidiary.

(ii)
In cases whereby the Group acquires the minority interest, the difference between the cost of acquisition and the minority interest's book value acquired is recognized as goodwill. If the difference is negative it is recognized as an income in the income statement.

When the Group's interest in a subsidiary is reduced, without loss of control (either by sale or by issuance of shares by the subsidiary) the differences between the consideration received and the book value of the Group's investment sold is recognized in the income statements.

(iii)
In transactions in which the Group attained control through step acquisitions of an entity which do not met the definition of business combinations, are accounted based on the cost of the asset acquired at each step.

G.	Interest in joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control; that is when the strategic financial and operating policy and decisions relating to the activities of the joint venture require the unanimous of the parties sharing control.

Jointly controlled entities are accounted for using the proportionate consolidation method using line by line basis. The financial statements of jointly controlled entities are included in the consolidated financial statements from the date that joint control commences through the date it ceases. Where necessary, adjustments are made to the financial statements of jointly controlled entities to adjust their accounting policies with those of the Company.

Material intra-group transactions, balances, income and expenses are eliminated in consolidation to the extent of the Group's interest in the joint ventures.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Investments in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policies of the associate, but is not control or joint control over those policies.

The results, assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the associate, less any impairment in the value of each individual investment.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate at the date of acquisition is recognized as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment as a whole.

Where necessary, adjustments are made to the financial statements of associates to adjust their accounting policies with those of the Company.

I.	Foreign currency

(I)	Foreign currency transactions

The financial statements of each individual entity of the Group are presented based on its functional currency. Transactions in currencies other than each individual entity's functional currency (foreign currency) are translated into that entity's functional currency based on the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the foreign exchange rate prevailing at the balance sheet date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the historical exchange rate prevailing at the date of the transaction.

Exchange rate differences as a result of the above are recognized in statement of income, except for: (i) exchange rate differences capitalized to qualified assets (see note 2AD.); (ii) exchange rate differences charged to foreign currency translation reserve (see (ii) below); and (iii) exchange rate differences  on available for sale financial instruments (see note 2K.).

(II)	Financial statements of foreign operations

For the purpose of the consolidated financial statements, the assets and liabilities of foreign operations (the functional currency of each is the currency of the primary economic environment in which it operates) are translated to New Israeli Shekels ("NIS") which is the functional currency and the presentation currency of the Company, based on the foreign exchange rates prevailing at the balance sheet date. The revenues and expenses of foreign operations are translated to the functional currency of the Company based on exchange rates as at the date of each transaction or for sake of practicality using average exchange rates for the period. Goodwill and fair value adjustments arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at closing rates.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Foreign currency (cont.)

(II)	Financial statements of foreign operations (cont.)

Foreign exchange rate differences arising from translation of foreign operations are recognized directly to foreign currency translation reserve within other comprehensive income.

Exchange rate differences attributable to (i)monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur, which form part of the net investment in a foreign operation; and (ii) borrowings used to hedge investments in foreign operations in the same currency, are also included in  the foreign currency translation reserve.

Income taxes relating to such exchange rate differences are also included in the foreign currency translation reserve within shareholders’ equity.

Upon realization of a foreign operation, in whole or in part (including realization as a result of a decline in interest  arising from issuance of shares by the foreign operations to a third party), such foreign currency translation reserve relating to the portion of  investment realized, is charged to the income statement.

(III)	Rates of exchange of NIS, in effect, in relation to foreign currency (in NIS) are as follows:

	December -31
	2009	2008

US Dollar ($)	3.775	3.802
EURO ( €)	5.442	5.297
British Pound (£)	6.111	5.548
Romanian New Lei (RON)	1.278	1.329
Indian Rupee (INR)	0.081	0.077

Scope of change in the exchange rate, in effect, of the NIS in relation to the foreign currencies (%):

	Year ended December 31
	2009	2008	2007

US Dollar ($)	(0.71)	(1.14)	(8.97)
EURO (€)	2.74	(6.40)	1.71
British Pound (£)	10.14	(28.04)	(6.29)
Romanian New Lei (RON)	(3.84)	(17.9)	(4.74)
Indian Rupee (INR)	5.195	(24.6)	1.05

J.	Cash and cash equivalents

Cash equivalents include unrestricted readily convertible to a known amount of cash, maturity period of which, as at the date of investments therein, does not exceed three months.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Financial assets

Financial assets of the Group are classified into the following specified categories: (i) financial assets at fair value through profit or loss ("FVTPL") ;(ii) held to maturity investments ;(iii) available for sale ("AFS") financial assets; and (iv) loans and receivables. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets are initially measured at fair value, plus transaction costs except for those financial assets classified as at fair value through profit or loss, for which, transaction costs are immediately recognized in profit and loss at initial recognition.

Financial assets at FVTPL

The Group's financial assets at this category consist of: (i) marketable securities held for trading (an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking); (ii) derivative that is not designated as a hedging instrument; and (iii) financial asset containing embedded derivatives which is entirely designated at FVTPL upon initial recognition. Financial assets at FVTPL are stated at fair value, with any gain or loss recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset. Fair value is determined in the manner described in note 30.

Held to maturity investments

The Group's investments in financial notes with fixed or determinable payments and fixed maturity dates that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity investments. Held-to-maturity investments are recorded at amortized cost using the effective interest method less impairment, with revenue recognized on an effective yield basis.

Available for sale ("AFS") financial assets

Listed redeemable notes held by the Group that are traded in an active market are classified as AFS and are stated at fair value. Fair value is determined in the manner described in note 30. Gains and losses arising from changes in fair value are recognized directly in the investments revaluation reserve within the other comprehensive income. Interest calculated using the effective interest method is recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in the investments revaluation reserve is included in profit or loss for the period.

The fair value of redeemable notes denominated in a foreign currency is determined in that foreign currency and translated to NIS at the closing rate at the balance sheet date. Exchange differences attributable to the amortized cost are recognized in profit or loss, and other changes are recognized in the revaluation reserve within the other comprehensive income.

Loans and receivables

The Group's financial assets at this category consist of trade receivables, deposits in banks, and financial institutions, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market. Loans and receivables are measured at amortized cost using the effective interest method less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables where the recognition of interest would be immaterial.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Financial assets (cont.)

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed impairment at each balance sheet date. Financial assets are impaired where there is an objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows from the assets have been impacted. For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. For AFS financial assets, the amount of impairment is the difference between the amortize cost and the current fair value.

The carrying amount of financial asset carried at amortized cost is reduced through the use of an allowance account. When a trade receivable is uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If in a subsequent period, the amount of impairment decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit and loss. For financial instruments carried at amortized cost, the impairment is reversed up to the amortized cost that would have been recorded had the impairment not been recognized.

L.	Inventories

Inventories are stated at the lower of cost and net realizable value. Costs, including attributable fixed and variable overhead expenses, are assigned to inventories using the method most appropriate to the particular class of inventory. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to execute the sale. The cost of inventories is determined using the following methods:

•	Hotel inventory and fashion merchandise - by the "first-in, first-out" method;

•
Image guided treatment inventories -raw materials on the basis of moving average cost per unit; finished products on the basis of standard cost, which approximates actual production cost (materials, labor and indirect manufacturing costs).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Trading property

Real estate properties for future sale (inventory) are classified as trading properties and are stated at the lower of cost and net realizable value. Net realizable value for trading property under construction or development  is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale, whereby all such items are taken undiscounted.Net realizable value for operating trading property is the estimated selling price in the ordinary course of business less estimated costs necessary to make the sale   Costs of trading properties include costs directly associated with their purchase (including payments for the acquisitions of leasehold rights) and all subsequent direct expenditures for the development and construction of such properties.

As for borrowing costs capitalized to trading property – see note 2AD.

As for write down of trading property - see note 2AG (1)a.

Cost of trading properties is determined mainly on the basis of specific identification of their individual costs (other than non-specific borrowing costs capitalized to the cost of trading property).

N.	Property plant and equipment

(I)
Property plant and equipment are stated at cost less accumulated deprecation and accumulated impairment losses. Government grants have been deducted from cost of assets for which they have been granted. Cost of land and building include direct construction and supervision costs incurred in the construction period as well as borrowing costs capitalized in accordance with the Group's accounting policy described in note 2AD. Improvements and renovations are charged to cost of assets. Maintenance and repair costs are charged to the statement of income as incurred.

(II)
Depreciation is calculated by the straight-line method over the assets estimated useful lives. Leasehold improvements are amortized over the estimated useful period of use not exceeding the lease period (including the period of renewal options that the Group intends to exercise).

Annual depreciation rates are as follows:

%

Freehold land	0
Hotels	1.1 - 1.5
Other buildings	2.0 - 2.5
Building operating systems	7.0 (average)
Others (*)	6.0 - 33.0

(*)	Consists mainly of leasehold improvements aircraft, motor vehicles, office furniture and equipment, machinery and equipment, electronic equipment, computers and peripheral equipment.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Investment property

Investment property is stated at cost less accumulated deprecation and impairment charges. Cost includes, inter-alia, direct construction and supervision costs incurred in the construction period as well as borrowing costs capitalized in accordance with the Group's accounting policy described in note 2AD. Depreciation is calculated by the straight-line method over the estimated useful lives of the investment property. The average annual deprecation rate is 1.6%.

The Group classified land acquired with no defined and final designation as an investment property. When the final use of a land is determined and it is evidenced by commencement of activities to get it ready for its intended use, the Group transfers the relevant part of the investment in the land to property plant and equipment and/or to trading property as the case may be.

P.	Leasing

Operating lease payments (including prepaid leasehold rights) are recognized as an expense on a straight-line basis over the lease term (including the period of renewal options that the Group intends to exercise).

Q.	Other assets and deferred expenses

Operating costs relating to initiation of real estate projects – such costs incurred (prior to finalization of an investment transaction or land acquisition) are capitalized as incurred, as long as the investment or a property acquisition transaction is probable. Said costs are charged to the cost of the investment or the real estate project upon the execution of the investment or the acquisition. Under circumstances in which the execution of investment or transaction is not probable or the expected economic benefit is doubtful, these costs are charged to the statement of income.

R.	Goodwill

Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment charges. Goodwill is not systematically amortized but rather is subject to impairment tests. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually,(as at December 31) or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset of the unit. An impairment loss recognized for goodwill is not reversed in a subsequent periods. On disposal of a subsidiary, the attributable goodwill is included in the determination of the profit or loss on disposal. The Group’s policy for goodwill arising on the acquisition of an associate is described in note 2H.

S.	Intangible assets

Intangible assets (excluding goodwill) are stated at cost less accumulated amortization and accumulated impairment losses. Amortization is charged according to the straight-line method over their estimated useful life of the intangible asset (mainly 10 years).

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

Deferred taxes

Deferred taxes are calculated in respect of all temporary differences, including (i) differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit; (ii) differences between the fair value of identifiable assets and liabilities of subsidiaries upon a business combination, and their value for tax purposes; and  (iii) tax losses and deductions that may be carried forward for future years or carried backwards for previous years.

Deferred taxes are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The calculation of tax liabilities does not include taxes that would have arisen in the event of a realization of investments in certain investee companies or upon receiving their retained earnings as dividends, since it is management's policy not to realize these investees nor to declare dividend out of their retained earnings, or other form of profit distributions, in the foreseeable future, in a manner which entails additional substantial tax burden on the Group. For certain other Group's investee companies, which management’s intention is to realize or to distribute their retained earnings as taxable dividend, tax liabilities (current and deferred) are recorded.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates and laws that have been enacted or substantively enacted as of the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax asset is recorded to the extent that it is probable that it would be realized against future taxable profits. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.	Income taxes (cont.)

Current and deferred taxes are recognized as an expense or income in profit or loss, except (i) when they relate to items credited or debited directly to equity or in other comprehensive income, in which case the tax effect is also recognized directly in equity or in other comprehensive income; or (ii) where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or in determining the excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over cost.

U.	Impairment of tangible and intangible assets (excluding goodwill and including investments in associates)

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset is part of.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market estimations of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the estimated recoverable amount of an asset (or cash-generating unit) is lower than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit and loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, which is no higher than the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior periods. A reversal of an impairment loss is recognized immediately in profit and loss.

V.	Financial liabilities and equity instruments issued by the Group

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments are recorded at the proceeds received, net of direct issuance costs.

Treasury stocks

Company's shares held by the Group (“dormant shares"), are presented at cost and deducted from shareholders equity of the Company according to the "treasury stock" method. The sale of treasury stock or the issuance of Company’s shares to third parties is recorded based on the fair value of the assets or cash received in consideration thereof or the fair market value of shares issued, as applicable. Income taxes resulting from sale of treasury stock (if any) are charged directly to the shareholders' equity .No gain or loss is recognized on the purchase, sale or issuance of treasury shares.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Financial liabilities and equity instruments issued by the Group (cont.)

Convertible debentures

The components of convertible debentures are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issuance, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability on an amortized cost basis until conversion or the instrument’s maturity date. The equity component is determined by deducting the amount of the liability component from the fair value of the convertible debentures as a whole. This component is recognized and included in equity and is not subsequently re-measured.

Costs of issuance of convertible debentures are allocated to each component based on their fair value.

Financial liabilities

Financial liabilities of the Group are classified as either financial liabilities at fair value through profit and loss ("FVTPL") or other financial liabilities.

(i)	Financial liabilities at FVTPL

Financial liabilities of the Group at this category consist of derivatives that are not designated or effective as a hedging instruments and financial liabilities designated to FVTPL if such designation eliminates or significantly reduces a measurement of recognition inconsistency that would otherwise arise. Financial liabilities at FVTPL are stated at fair value as of the balance sheet date, with any gain or loss from change in the fair value recognized in profit and loss. Fair value is determined in the manner described in note 30.

(ii)	Other financial liabilities

Other financial liabilities of the Group consist of short-term credits, suppliers and service providers, borrowings and other payables, which are initially measured at fair value, net of transaction costs.  Other financial liabilities  are subsequently measured at amortized cost using the effective interest method, unless recognition of interest is immaterial.

The Company has Consumer Price Index ("CPI")-linked financial liabilities that are not measured at fair value through profit or loss. For these liabilities, the Company determines the effective interest rate as a real rate plus linkage differences according to the actual changes in the CPI through each balance sheet date. Rate of increase in the Israeli CPI in 2009 was 3.9% (2008 - increase of 4.5%; 2007 - increase of 3.5%).

W.	Derivative financial instruments and hedge accounting

The Group enters into a variety of derivative financial instruments, some of which are intended to manage its exposure to interest rate and foreign exchange rate risk, including interest rate swaps and cross currency swaps and others which are embedded derivatives (see below). Further details of derivative financial instruments are disclosed in note 30.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

W.	Derivative financial instruments and hedge accounting (cont.)

Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently re-measured to their fair value at each balance sheet date. The resulting gain or loss from a derivative is immediately recognized in profit and loss unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as cash flow hedges. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the derivative is more than 12 months and as a current asset or a current liability if the remaining maturity of the derivative is less than 12 months.

Embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

Hedge accounting

The Group designates certain hedging instruments, which include derivatives and non-derivatives (borrowings) in respect of foreign currency risk, at either cash flow hedges or hedges of net investments in foreign operations. At the inception of the hedge relationship the Group documents the relationships between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item. Movements in the hedging reserve in equity are detailed in the statement of other comprehensive income ("OCI").

▪	Cash flow hedge

The effective portion of changes in the fair value of derivatives is deferred in OCI. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Amounts deferred in OCI are recycled in profit or loss in the periods when the hedged item is recognized in profit or loss. Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in OCI at that time remains in OCI and is recognized in profit or loss when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was deferred in OCI is recognized immediately in profit or loss.

▪	Hedges of net investments in foreign operations

The group designated the changes in the spot rates of non-derivative financial instruments (Borrowing) as hedging investments in hedges of net investments in foreign operations Hedges of net investments in foreign operations relating to the effective portion of the hedge is recognized in OCI in the foreign currency translation reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Gains or losses deferred in the foreign currency translation reserve are recognized in profit and loss on disposal or partial disposal of the foreign operation.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

X.	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is more likely than not (probable) that the Group will be required to settle the obligation, and a reliable estimate can be measured with respect to the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation as of the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the result of the discounted expected cash flows, as long as the effect of discounting is material. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Y.	Grants from the Office of Chief Scientist ("OCS")

Certain Group's investees are obliged to pay royalties to the OCS in respect of sales of products, the development of which was funded by grants provided by the OCS, at a percentage of their revenues and up to the amount of the grants received. Such grants are recorded in the statement of income if there is reasonable assurance that the grants will not be repaid. Otherwise, the grants are recorded as a liability and are designated at fair value through profit and loss at each balance sheet date.

Z.	Retirement benefit costs

Contributions to defined contribution retirement benefit plans are recognized as expense when employees have rendered service entitling them to the contributions. For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses are recognized immediately in the statement of income. The retirement benefit liabilityzed in the balance sheet represents the present value of the defined benefit less the fair value of plan assets.

AA.	Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instrument at the grant date. The Fair value is measured using the Black and Scholes ("B&S") model except for capped-Stock Appreciation Rights ("SAR") for which the Group is using the binomial model. The expected life used in the B&S model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis for each award over the vesting period, based on the Group’s estimate of shares that will eventually vest. Equity-settled share-based payment transactions with other parties are measured at the fair value of the goods and services received, except where the fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Group obtains the goods or the counterparty renders the service.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.	Share-based payments (cont.)

Modifications to share-based transaction arrangements are recognized if the effects of modifications increase the total fair value of the share-based payment transaction or are otherwise beneficial to the employee. The incremental fair value granted is the difference between the fair value of the modified equity instrument and that of the original equity instrument, both estimated as at the date of the modification. If the modification occurs during the vesting period, the incremental fair value granted is recognized for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognized over the remainder of the original vesting period. If the modification occurs after vesting date, the incremental fair value granted is recognized immediately, unless additional vesting is required.

In some cases the grant date is determined following certain organ approvals and after the employees begun rending services to the Group ("Commencement Date").In these cases the Group estimates the fair value at the end of each reporting period and recognizes it as services are received during the period between Commencement Date and grant date. Once the grant date is established, the Group revises the earlier estimates so that the amounts recognized for service already received are based on grant date fair value.

Share based payment transactions in which the terms of the arrangement provide the counterparty with the choice of whether the transaction will be settled in cash (or other assets) or by issuing equity instrument, are measured at the fair value of the liability.  The Group re-measures the fair value of the liability at each balance sheet date and at the date of settlement, with any changes in the fair value recognized in profit or loss for the period.

Loans granted to employees for purchasing the Company's shares which constitute the sole security for the loans' repayment, and which shall be repaid out of proceeds of the sale thereof, are included in the balance sheet as a deduction from shareholders' equity.

AB.	Revenue recognition

(i)
Revenues from leasing of property and management fees, as well as other revenues relating to the operations of commercial and entertainment centers, are recognized over the term of the lease and/or the service.

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

d.
it is probable that the economic benefits associated with the transaction will flow to the Group (including the fact that the buyer's initial and continuing investment is adequate to demonstrate commitment to pay);

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AB.	Revenue recognition (cont.)

(iii)	(cont.)

e	the costs incurred or to be incurred in respect of the transaction can be measured reliably; and

f.	there are no significant acts that the Group is obliged to complete according to the sale agreement.

For the Group, these conditions are usually fulfilled upon the closing of a binding sale contract.

For sales transactions with some degree of continuing involvement  assuming all the above criteria are met (for example, in a form of a guarantee to the buyer), revenue recognized at the date of sale is reduced by the estimated exposure to loss measured at fair value related to the continuing involvement.

In circumstances where the terms of the transaction provide for the Group to receive additional consideration which is contingent upon fulfillment of certain conditions without risk of loss, and the transaction otherwise qualifies for profit recognition, the contingent future profits are recognized when the contingency is resolved.

In cases in which revenues from sale of real estate assets are recognized, the Group includes in the financial statements provisions for expenses for further work to be provided on real estate assets.

(iv)	Revenues from sale of medical products and rendering services are recognized when all the following conditions have been satisfied:

a.	persuasive evidence of an arrangement exists;

b.	delivery has occurred, or services have been rendered;

c.	the amount of revenue can be measured reliably; and

d.	it is probable that the economic benefits associated with the transaction will flow to the Group.

For sale arrangements which include multiple deliverables such as system sales, installation at the customer's site and technical support services, the revenue is recognized by allocating the consideration to the deliverables. A deliverable is considered a separate accounting unit in case the customer earns benefits from that deliverable regardless of the delivery of the other deliverables included in the transaction. The Group allocates consideration to each deliverable by using objective evidence of selling price for each deliverable at the date of transaction. In the absence of objective evidence, the Group uses its own assumptions of the estimated selling price, which is the price that the Group would charge in case that product or service were sold separately. Consideration allocated to each deliverable is recorded as revenues when all the above mentioned revenue recognition criteria are satisfied.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AB.	Revenue recognition (cont.)

(iv)	(cont.):

The price of technical support services provided under a multiple deliverables arrangement is determined based on renewals of annual contracts. The Group generally uses objective evidence of fair value to allocate the selling price, while the Group's own assumptions of the estimated selling price of the services are used only in limited cases.

Products are generally considered delivered when all significant risks and awards associated with the ownership over the products were transferred to the customer and the Group is no longer involved in the continuing management. In general, the delivery date is the date on which ownership was transferred.

In cases in which an acceptance of the system by the customer is required, revenue is deferred until all acceptance criteria have been met. Revenue from technical support services is deferred and recognized ratably over the period during which the services are to be performed (typically one to three years). The Group's arrangements generally do not include any provisions for cancellation, termination, or refunds that would significantly impact recognized revenue.

In arrangements in which sales to end customers are made by a distributor, who is considered as agent or mediator of the Group, and the Group bears the risks and awards associated with the transaction, revenues are recorded upon the sale to the end-customer in an amount equal to the end customer purchase price (gross basis), while entitled commissions to the distributor are included in selling and marketing expenses.

In arrangements in which the distributor bears the risks and awards associated with the transaction the distributor is considered as the end-customer, revenues are recorded upon the sale to the distributor in an amount equal to distributor purchase price, while entitled commissions to the distributor are characterized as a reduction from revenues.

(v)	Revenues from the sale of goods in the retail industry are recognized upon delivery.

AC.	Research and development costs

Research costs are charged to the statement of income, as incurred. Development costs are recognized as an asset when it is probable that the expected future economic benefits associated with them will flow to the Group and they can be reliably measured. Otherwise, such costs are charged to the statement of income as incurred.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AD.	Capitalization of borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized to the cost of those assets. A qualifying asset is an asset that necessarily takes a substantial period of time to get it ready for its intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Non-specific borrowing costs are capitalized to qualified assets not financed by specific borrowing, by using a rate constituting a weighted average of the costs in respect of the Group's borrowings not specifically capitalized. All other borrowing costs are recognized in profit or loss in the period in which they are incurred. Borrowing costs qualified for capitalization includes mainly: Interest expenses (including consumer price index linkage), amortization of cost of raising debt and foreign exchange on borrowing to the extent that they are considered as an adjustment to interest costs. The borrowing costs eligible for capitalization also include the net cash cost on an accruals accounting basis of swap transactions  which are measured at FVTPL and which are related to a debenture measured also at FVTPL

Capitalization of borrowing costs to qualifying assets commences when the Group started the activities for the preparation of the asset for its intended use or sale and continues, generally until the completion of all the activities necessary to prepare the asset for its designated use or sale. Capitalization of borrowing costs is suspended as a result of a suspension, for an extended period, of activities for the preparation of the qualified asset for its intended use or sale.

AE.	Earnings (loss) per share

Basic earnings (loss) per share is computed with regard to income or loss attributable to the Company's ordinary shareholders, and is calculated for income (loss) from continuing operations attributable to the ordinary shareholders of the Company. Basic earnings per share is computed by dividing income (loss) attributable to holders of ordinary shares of the Company, by the weighted average number of the outstanding ordinary shares during the period. In the computation of diluted earnings per share, the Company adjusted its income (loss) attributable to its ordinary shareholders for its share in income (loss) of investees by multiplying their diluted earnings per share by the Company's interest in the investees including its holding in dilutive potential ordinary shares of the investees and the weighted average of the outstanding shares for the effects of all the dilutive potential ordinary shares of the Company.

AF.	Statement of cash flows

Interest and dividend received from deposits and investments are included as cash flow from investing activities. Dividend paid to the Company's shareholders and interest paid on the Group's borrowings (including interest capitalized to qualifying assets) are included as cash flow from financing activities. Acquisitions of investment property which were transferred, during the reporting period ,to trading property are included as cash flow from investing activities.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AG.	Critical judgment in applying accounting policies and use of estimates

In the application of the Group’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. In addition, in the process of applying the Group's accounting policies, management makes various judgments, apart from those involving estimations, that can significantly affect the amounts recognized in the financial statements.

The followings are the critical judgments and key sources of estimation uncertainty, that management has made in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognized in these financial statements.

(1)	Use of estimates

a.	Impairment/ write down of real estate properties

The recognition of an impairment/ write down to the Group's real estate assets is subject to a considerable degree of estimates, the results of which, when applied under different principles, conditions and assumptions, are likely to result in materially different amounts and could have a material adverse effect on the Group's consolidated financial statements.

For the Group's property plant and equipment (mainly hotels) and investment property, the Group evaluates the existence of any decline, and hence, the need for an impairment loss on its real estate assets (operating or under construction), when indicators of impairment are present. Such evaluation is based, on the higher of (i) estimated selling price in the open market or (ii) the estimated value-in-use, based on discounted operational cash flows (before interest and income tax charges), expected to be generated by those assets (“Recoverable Amounts”).

For the Group trading property (commercial centers designated for sale and residential), such evaluation is based on the estimated selling price in the ordinary course of business less all estimated costs of completion and cost necessary to make the sale ("Net Realizable Value"). (see note 8 H)

Estimations of the Recoverable Amount and/or Net Realizable Value involve, in general, critical estimation in respect of the future operational cash flows expected to be generated from the real-estate asset and the yield rate which will be applied for each real estate asset.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AG.	Critical judgment in applying accounting policies and use of estimates (cont.)

(1)	Use of estimates (cont.)

a.	Impairment/ write down of real estate properties (cont.)

Determination of the operational cash flow expected to be generated from the real estate asset is based on reasonable and supportable assumptions as well as on historical results adjusted to reflect the Group's best estimate of future market and economic conditions that management believes will exist during the remaining useful life of the assets. Such determination is subject to significant uncertainties. In preparing these projections, the Group takes assumptions the major of which relate to market share of the real estate asset, benchmark operating figures such as occupancy rates and average room rate (in respect of hotels) rental and management fees rates (in respect of shopping and entertainment centers), selling price of apartments (in respect of residential units), time period to complete the real estate assets under construction, costs to complete the establishment of the real estate asset, expected operational expenses and others.

The yield rate reflects economic environment risks, current market assessments regarding the time value of money, industry risks as a whole and risks specific to each asset, and it also reflects the return that investors would require if they were to choose an investment that would generate cash flows of amounts, timing and risk profile equivalent to those that the Group expects to derive from the assets. Such rate is generally estimated from the rate implied in current market transactions for similar assets.

b.	Litigation and other contingent liabilities

The Group is involved in litigation and other contingent liabilities in substantial amounts including certification requests for class actions (see note 23B.) The Group recognizes a provision for such litigation when it is probable that the Group will be required to settle the obligation, and the amount of the obligation can be reliably estimated. The Group evaluates the probability and outcome of these litigations based on, among other factors, legal opinion and consultation and past experience. The outcome of such contingent liabilities may differ materially from management's assessment. The Group periodically evaluates these assessments and makes appropriate adjustments to the consolidated financial statements. In addition, as facts concerning contingencies become known, the Group will reassess its position and make appropriate adjustments to the consolidated financial statements.

c.	Accounting for income taxes

The calculation of the Group's tax liabilities involves uncertainties in the application and/or interpretation of complex tax laws, tax regulations and tax treaties, in respect of various jurisdictions in which the Group operates and which vary from time to time. In addition, tax authorities may interpret certain tax issues in a manner other than that which the Group has adopted. Should such contrary interpretive principles be adopted upon adjudication of such cases, the tax burden of the Group may be significantly increased. In calculating its deferred taxes, the Group is required to evaluate (i) the probability of the realization of its deferred income tax assets against future taxable income and (ii) the anticipated tax rates in which its deferred taxes would be utilized.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AG.	Critical judgment in applying accounting policies and use of estimates (cont.)

(1)	Use of estimates (cont.)

d.	Potential penalties, guarantees issued and expired building permits

Penalties and guaranties are part of the on-going construction activities of the Group, and result from obligations the Group has towards third parties, such as banks and municipalities. The Group’s management is required to provide estimations regarding risks evolving from such potential guarantees or penalties that the Group may have to settle. In addition, the Group's operations in the construction area are subject to valid authorizations and building permits from local authorities. Under certain circumstances the Group is required to determine whether the building permits it obtains have not yet expired. It may occur that building permits have expired which might impose on the Group additional costs and expenses, or delays and even abandon project under construction.

e.	Valuation of debentures measured at FVTPL

The fair value of debentures issued by Plaza Centers N.V.("PC") is generally determined with reference to price quotation in an active market, as the debentures are traded in the Tel Aviv Stock Exchange ("TASE"). Notwithstanding the aforesaid, as a result of the finance and real estate world wide crisis that turmoil the markets mainly during the fourth quarter of 2008, PC's debentures were characterized by a significant decrease in the volume of trading, a significant increase in the spread between the BID and the ASK prices and a significant increase in the risk premium attributable to PC's debentures as of December 31, 2008. Consequently ,and based on a third party professional advice, PC's management was of the opinion, that there were significant indications that the trade in the debentures as of the end of 2008 had pointed the existence of inefficient market and that the market for PC's debentures had been no longer active as of December 31,2008. PC received valuation reports from three different external appraisals having appropriate and recognized qualifications as well as experience in evaluating fair value of debentures. While performing their valuations, each of the appraisers used observable inputs developed on the basis of market data. Two of the appraisers used the discounted cash flow method taking into consideration the terms and maturity of PC's debentures as well as market interest rates and PC's estimated credit risk as of December 31, 2008. The third appraiser used the Merton model, taking into consideration PC's asset value, risk free interest, standard deviation of assets and exercise price as of December 31, 2008. Based on all the abovementioned, PC's management was of the opinion that the quoted market prices of the debentures in the TASE as of December 31, 2008 should not have been used as evidence of fair value.

Accordingly, the fair value of PC's debentures as of December 31, 2008 was determined based on the average values of the debentures as determined by the three external appraisals as reported in their valuation reports.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AG.	Critical judgment in applying accounting policies and use of estimates (cont.)

(1)	Use of estimates (cont.)

e.	Valuation of debentures measured at FVTPL (cont.)

The quoted market price, as of December 31, 2008, of PC's series A debentures was NIS 0.563 as opposed to an average of NIS 0.812 using the valuation techniques described above. The quoted market price of PC's series B debentures was NIS 0.679 as opposed to an average of NIS 0.852 using the valuation techniques described above.

As of December 31, 2009, PC's debentures are measured according to their quoted market price at the TASE.

f.	Valuations of derivative, embedded derivative and share based payment arrangements

The Group is involved in derivative transactions (mainly PC's swaps transactions, (see note 9A (iv)) embedded derivative transaction (see note 20A (iii)) and share based payment arrangement adopted by the Company and its subsidiaries (see note 25). The derivatives, embedded derivative and the cash settled share based arrangement are measured at fair value at each balance sheet date. Equity settled shares based arrangements are measured at fair value as of the grant date. The fair value of the abovementioned instruments is determined using valuations techniques which require management to make judgment and assumptions regarding the following variables in respect of each instrument:

▪	Derivative transactions (mainly PC's swaps transactions): mainly the interest rate yield curves of the adjusted NIS and Euro.

▪
Embedded derivative: the fair value of the underlying assets (i.e. the Group's hotels in London); the expected volatility of the hotels; and the probability and the term for a Transaction (as defined in the agreement) to occur.

▪
Share based payment arrangements : the share price in respect of options plans adopted by the Group's private investees which has no quoted market price; the expected stock price volatility over the term of the plan; and actual and projected employee stock option exercise behaviors.

The fair value of these instruments was generally computed based on reports of third party experts.

(2)	Critical judgment in applying accounting policies

a.	Capitalization of financing costs

The Group capitalizes finance costs to real estate assets under construction from commencement of activities for the preparation of the assets for their intended use or sale. Such determination requires management to use critical estimations and assumptions as well as judgment to determine whether a specific asset under

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AG.	Critical judgment in applying accounting policies and use of estimates (cont.)

(2)	Critical judgment in applying accounting policies (cont.)

a.	Capitalization of financing costs (cont.)

Borrowing costs qualified for capitalization includes, inter-alia, foreign exchange differences on borrowing to the extent that they are considered as an adjustment to interest costs. In order to determine whether foreign exchange differences are considered as an adjustment to the interest expenses, management is required, for each specific loan, to evaluate the alternative borrowing cost for a loan that would have been provided in the functional currency of the borrower under the same terms and conditions as the actual loan. Such determination requires management to use considerable degree of judgment and estimations. Further, additional critical judgment is required to capitalize non-specific borrowing costs to qualified assets, in cases in which the entity of the Group that raised the borrowing is not the one that owns the qualified asset.

b.	Classification of investment as held to maturity

As of December 31, 2009 The Group has an investments of NIS 315 million (December 31, 2008: NIS 386 million) in financial notes ("Notes") (see note 9A.(ii)). The Group considered its capital management policy and its liquid requirement for operational activities, and decided that it has the positive intent and ability to hold these Notes to maturity. Accordingly, the investment in the Notes is presented in these financial statements as held to maturity.

The Group examined if there was objective evidence for impairment loss of the Notes which mainly included a decrease in the quoted market value of the Notes (which was provided to the Group by the issuing bank as of the balance sheet date) in approximately 22.5% (NIS 71 million) below their cost. Following said examination the Group concluded that, as of the balance sheet date, there is no objective evidence which should lead to impairment of these Notes

c.	Transfer of real estate assets from investment property to trading property

During 2007 and 2008 the Group acquired plots of land in India (see note 8D.) At the initial recognition, the Group classified the cost of acquisitions of these plots as an investment property (or payment on account of investment property in case of advance payment to secure the land acquisitions) since as of the acquisition date, the Group did not have a defined and final designations use for these plots. At the end of 2008, the Group examined the designated use of these plots and transferred an amount of NIS 425.7 million (which reflect the cost of acquisitions of these plots) to trading property. A transfer of real estate assets from investment property to trading property is done when there has been a change in the use of the real estate asset, which is supported by evidence as to the beginning of development of the real estate asset for its intended use or sale. A significant judgment is required to determine whether, as of the balance sheet date, the aforementioned criteria has been met for each plot. Such determination is generally based on current achievable plans of the Group's management for each real estate asset as well as the actual steps executed by the Group in order to implement this plan.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AG.	Critical judgment in applying accounting policies and use of estimates (cont.)

(2)	Critical judgment in applying accounting policies (cont.)

d.	Revenue recognition from sale of trading property

Revenues from sale of real estate assets are recognized when all the criteria mentioned in note 2 AB are met. Determination whether these criteria have been met for each sale transaction, requires a significant judgment by the Group management. Significant judgment is made in determining whether, as of the balance sheet date, the Group has transferred to the buyer the significant risks and rewards associated with the real estate assets sold. Such determination is based on an analysis of the terms included in the sale agreement executed with the buyer as well as an analysis of other commercial understandings with the buyer in respect of the real estate sold. Generally, the sale agreement with the buyer is signed during the construction period and the consummation of the transaction is subject to certain conditions precedents which have to be fulfilled prior to delivery. Revenues are, therefore, recognized when all the significant conditions precedent included in the agreement have been fulfilled by the Group and/or waived by the buyer prior to the balance sheet date.

The delivery of the commercial center to the buyer is generally executed close to the end of construction and to the opening of the commercial center to the public. As a result, the Group has to use estimates in order to determine the costs and expenses required to complete the construction works which, as of the delivery date, has not been completed and/or paid in full.

e.	As for critical judgment in respect of inactive market for PC's debentures, see item e. above.

f.
According to the company management judgment the rights specified in InSightec's shareholders agreement ( see note 11 A (2)) does not confer rights to the minority to participate in operational and financial decisions of InSightec in the ordinary course of business and therefore would not overcome the presumption of control in InSightec's by the company.

AH.	Reclassification

As of December 31, 2008, an amount of 14.6 million Euro (NIS 77.2) was reclassified from long term deposits to short term deposits with respect to a loan in the amount of 36.2 million Euro (NIS 197) which was reclassified from non-current liabilities to short term liabilities. There is no impact on the balance sheets as of December 31, 2007 and 2006.

AI.	New standards and Interpretations which have been adopted in these financial statements

The following are new and revised accounting standards amendments to standards and clarifications which have been adopted by the Group in these financial statements:

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AI.	New standards and Interpretations which came into effect in 2009 and have been adopted in these financial statements (cont.)

(1)
IFRS 8, Operating Segments - the standard itemizes how an entity must report on segments reporting in the annual financial statements and makes reference to selected details with respect to segments reporting in interim reports. In addition, the standard relates to the disclosure that is necessary in connection with products and services, geographical regions and principal customers. The standard is applicable for annual reporting periods commencing on January 1, 2009, with restatement of comparative figures upon the initial adoption of the standard. The adoptions of the standards did not caused changes in the Group's reportable segments in the years 2008 and 2007; however, certain data in the reportable segments of 2008 and 2007 were retroactively restated in order to comply with the requirements of the new standard. In addition during 2009 an additional amendment to IFRS 8 has been published which is in effect as from January 1, 2010. Such amendment is not expected to have a material affect on the Group's financial statements.

(2)
IAS 1, Presentation of Financial Statements (Revised) - In the framework of the amendment to this standard, changes were made in the current presentation format of financial statements. The presentation and disclosure requirements for financial statements were also expanded, including the presentation of an additional report known as “the statement of comprehensive income”, and the addition of a balance sheet as of the beginning of the earliest period presented in the financial statements in cases of a retroactive change in accounting policies , reclassification or restatement. The standard is applicable to reporting periods that begin on January 1, 2009. As a result of the initial application of the standard, the Company initially included in these financial statements, an additional report named statements of comprehensive income for each of the three years ended on December 31, 2009. In addition, during 2009 an additional amendment to IAS1 has been published which is in effect commencing January 1, 2010. Such amendment is not expected to have a material affect on the Group's financial statements.

(3)
IAS 23, Borrowing Costs (Revised) - the standard stipulates the accounting treatment of borrowing costs. The standard eliminates the immediate recognition of borrowing costs related to qualified assets in the statement of operations. The standard is applicable for borrowing costs relating to qualified assets as to which the capitalization period commences after January 1, 2009. The initial application of the standard did not have any affect on the Group's financial statements.

(4)
Amendment to IFRS 7, Disclosures about Financial Instruments -The amendments require enhanced disclosures about fair value measurements and liquidity risk. Among other things, the new amendment: (i) clarifies that the existing IFRS 7 fair value disclosures must be made separately for each class of financial instrument;(ii) adds disclosure of any change in the method for determining fair value and the reasons for the change ; and (iii) establishes a three-level hierarchy for making fair value measurements:

▪	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

▪	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices) (Level 2); and

▪	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AI.	New standards and Interpretations which came into effect in 2009 and have been adopted in these financial statements (cont.)

(4)	(cont.)

The amendment also adds disclosure, with respect to fair value measurement in the statement of financial position, of the level in the hierarchy that was used and any transfers between levels, with additional disclosures whenever Level 3 is used including a measure of sensitivity to a change in input data. In addition, the amendment clarifies that maturity analysis for non-derivative financial instruments should include issued financial guarantee contracts and requires disclosure of a maturity analysis for financial assets.

The standard is applicable for reporting periods that begin on January 1, 2009. However, the standard does not require providing comparative disclosures in the first year of application. Accordingly, the Company included in these financial statements the required disclosures under the amendment only for the year ended December 31, 2009.

(5)
IFRIC 15, Agreements for the Construction of Real Estate - the clarification stipulates the accounting treatment of revenues and related expenses of entities which construct real estate by themselves or by means of subcontractors, as well as supplying goods or rendering services that are included in the framework of agreements for construction of real estate. The clarification deals with the determination as to whether the agreement to construct real estate falls within IAS 11, “Construction Contracts”, or within IAS 18, “Revenues”. Revenues from agreements which, pursuant to the provisions of the clarification, are within the context of IAS 11 will be recognized in accordance with the percentage of completion method. Revenues from agreements, which pursuant to the provisions of the clarification, are for the supply of goods, will be recognized at the time that the risks and rewards are transferred to the buyer, and revenues from agreements for rendering services will be recognized according to the stage of completion of the transaction as of the balance sheet date. The provisions of the clarification are effective for annual reporting periods which commenced on January 1, 2009.  The initial application of the standard did not have any affect on the Group's financial statements.

(6)
IFRIC 16, Hedges of a Net Investment in a Foreign Operation - the clarification stipulates the nature of the hedged risk and of the amount of the hedged item in the framework of a hedge of a net investment in a foreign operation. In addition, the clarification determines that the hedge instrument might be held by any of the entities in the Group. Furthermore, the clarification determines the amount which should be classified from shareholders’ equity to the statement of operations, at the time that the foreign operation is realized, with respect to which hedge accounting was applied to a net investment in a foreign operation. The provisions of the clarification are effective for annual reporting periods which commenced on January 1, 2009. The initial application of the standard did not have any affect on the Group's financial statements.

(7)
Addendum to IFRS 2, Share Based Payments - Vesting Conditions and Cancellation - the addendum to the standard determined the vesting conditions which have to be taken into account in fair value measurement of share based payment arrangements. In addition, the addendum explains the measurement of fair value of instruments with non- vesting conditions and of cancellations. The addendum will apply to annual reporting periods commencing on January 1, 2009. The initial application of the standard did not have any affect on the Group's financial statements.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AI.	New standards and Interpretations which came into effect in 2009 and have been adopted in these financial statements (cont.)

(8)
IFRIC 19 -Extinguishing Liabilities with Equity Instruments - The Interpretation applies when a debtor extinguishing a liability fully or partly by issuing equity instruments to the creditor. If a debtor issues equity instruments to a creditor to extinguish all or part of a financial liability, those equity instruments are 'consideration paid' in accordance with IAS 39. Accordingly, the debtor should derecognize the financial liability fully or partly. The debtor should measure the equity instruments issued to the creditor at fair value, unless fair value is not reliably determinable, in which case the equity instruments issued are measured at the fair value of the liability extinguished.

If it does, the debtor must allocate the fair value of the consideration paid between the liability extinguished and the liability retained. The debtor recognizes in profit or loss the difference between the carrying amount of the financial liability (or part) extinguished and the measurement of the equity instruments issued. The provision of IFRIC 19 is effective for period beginning on January 1, 2011. IFRIC 19 has been early adopted by the Group in these financial statements.

AJ.	New accounting standards and clarifications issued that are not yet effective

The following are new accounting standards, amendments to standards and clarifications which are applicable, or are expected to be applicable, to the Group, and which have not yet become effective:

(1)
IFRS 3, Business Combinations (Revised) - the new standard stipulates the accounting treatment for business combinations. Among other things, the standard determines measurement provisions for contingent consideration in business combinations which is to be evaluated at fair value. The transaction costs directly connected with the business combination will be recorded to the statement of operations when incurred. Minority interests will be measured at the time of the business combination at their share in the fair value of the assets, (including goodwill), liabilities and contingent liabilities of the acquired entity, or at their share in the fair value of the net assets, as aforementioned, but excluding their share in the goodwill. As for business combinations where control is achieved after a number of acquisitions (step acquisition), the earlier purchases of the acquired company will be measured at the time that control is achieved at their fair value, while recording the difference to the statement of operations. The standard will apply to business combinations that take place from January 1, 2010 and thereafter.

(2)
IAS 27, Consolidated and Separate Financial Statements (Revised) - the standard provides the accounting treatment of consolidated and separate financial statements. Among other things, the standard stipulates that transactions with minority shareholders, in the context of which the Company retains control before and after the transaction, will be treated as capital transactions. In respect of transaction with the minority, subsequent to which the Company losses control in the subsidiary, the investment retained will be measured at fair value as of that date, with the difference as compared to investment's book value to be recorded to the statement of operations.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AJ.	New accounting standards and clarifications issued that are not yet effective (cont.)

(2)	(cont.)

The minority interest in the losses of a subsidiary, which exceed the minority's share in the subsidiary's shareholders’ equity, will be charged to the minority interest in any case, while ignoring its obligations and ability to make additional investments in the subsidiary.The provisions of the standard will apply to annual financial reporting periods which start on January 1, 2010 and thereafter. The standard will be implemented retrospectively, excluding a number of exceptions (including the changes mentioned above), as to which the provisions of the standard will be implemented prospectively. . As a result of the adoption of the standard the Company's will not include in its consolidated statement of income, the minority share in losses of a subsidiary which will be accrued as from January 1, 2010.

(3)
Amendment to IAS 17, Leases-The amendment states that lease of land will be classified as financial or operational lease according to the general principals set in the standard. The implementation of amendment will apply retroactively for reporting periods commencing on January 1, 2010 and thereafter. Earlier implementation is permitted. The amendment will be implemented retroactively in relations to existing leases for which all the information required in the standard is available at the beginning of the lease term. When the information is not available, the classification of the leases will be examined at the inception of the amendment. The Management of the Company anticipates that that It is likely that the changes will affect the classification of some of the Group’s leases of land. However, such classification will not materially affect the Company operational results, its liabilities and its shareholders equity.

(4)
IFRS9, Financial Instruments- IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications – those measured at amortized cost and those measured at fair value  based on the following principles:

Debt instruments: A debt instrument that meets the following two conditions can be measured at amortized cost: (i). the objective of the entity's business model is to hold the financial asset to collect the contractual cash flows (rather than to sell the instrument prior to its contractual maturity to realize its fair value Changes); and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. All other debt instruments must be measured at fair value through profit or loss (FVTPL). Even if an instrument meets the two amortized cost tests, IFRS 9 contains an option to measure such instruments at FVTPL, with some restrictions. The available-for-sale and held-to-maturity categories currently in IAS 39 are not included in IFRS 9.

Equity instruments: All equity investments in scope of IFRS 9 are to be measured at fair value in the balance sheet, value changes recognized in profit or loss. There is no 'cost exception' for unquoted equities. However, if the equity investment is not held for trading, an entity can make an irrevocable election at initial recognition to measure it at fair value through other comprehensive income (FVTOCI) with only dividend income recognized in profit or loss. Despite the fair value requirement for all equity investments, IFRS 9 contains guidance on when cost may be the best estimate of fair value and also when it might not be representative of fair value.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AJ.	New accounting standards and clarifications issued that are not yet effective (cont.)

(3)	(cont.)

Derivatives: All derivatives, including those linked to unquoted equity investments, are measured at fair value.

Embedded derivatives: The embedded derivative concept of IAS 39 is not included in IFRS 9. Consequently, embedded derivatives that under IAS 39 would have been separately accounted for at FVTPL because they were not closely related to the financial host asset will no longer be separated. Instead, the contractual cash flows of the financial asset are assessed in their entirety, and the asset as a whole is measured at FVTPL if any of its cash flows do not represent payments of principal and interest.

For debt instruments, reclassification is required between FVTPL and amortized cost, or vice versa, if the entity's business model objective for its financial assets changes so its previous model assessment would no longer apply.IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures including added disclosures about investments in equity instruments designated as at FVTOCI.

IFRS 9 is effective from annual period beginning on January 1,2013. Earlier application is permitted with certain relief.

At this stage, the management of the Company is unable to assess the effect of implementing the standard on its financial condition and results of operations

(4)
The following are new accounting standards and clarifications which are not yet effective and, in the opinion of the Company’s management, are not applicable to the Group or their effect is considered immaterial:

(i)	Amendment to IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations;

(ii)	Amendments to IAS 7, Statements of Cash Flows;

(iii)	IFRIC 17, Distribution of Non-Cash Assets to the Shareholders;

(iv)	Amendments to IFRIC 9, Embedded Derivative and IAS 39, Financial Instruments :Recognition and Measurements;

(v)	Amendments to IAS 39, Financial Instruments: Recognition and Measurement – Eligible Hedged Items;

(vi)	Amendment to IAS 32, Financial Instruments: Presentation-Rights Issues;

(vii)	Amendment to IAS 24, Related Party Disclosure;

(viii)	Amendment to IFRIC 14, Prepayments of minimum funding requirements.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 -	CASH AND CASH EQUIVALENTS

	December 31
	2009	2008
	(in thousand NIS)

Deposits in banks and financial institutions	1,349,994	1,599,651
Cash	158,307	90,782
	1,508,301	1,690,433

NOTE 4 -	SHORT-TERM DEPOSITS AND INVESTMENTS

A.	Composition:

	December 31
	2009		2008
	Interest
	rate
	%	(in thousand NIS)

Deposits at banks and financial institutions:
US dollar	1.85	72,873	72,076
Euro (i)	see (i) below	172,810	(*) 197,583
Others	0.25%	9,946	4
		255,629	269,663

Marketable securities held for trading:
Government bonds		70,067	63,421
Corporate bonds		62,724	45,425
Shares		69,518	61,846
		202,309	170,692

Available for sale financial assets (ii)		81,843	45,599

Derivative measured at FVTPL (iii)		23,938	-

		563,719	485,954

(*)	See note 2 AH

(i)
An amount of NIS 87 million as of December 31, 2009 is restricted due to bank facility agreements signed to finance projects in Eastern Europe. This amount carries an annual interest rate of 3M Euribor+1.65%. The remaining amount as of December 31, 2009 of NIS 86 million is pledged as security for derivative and financial instrument transactions with banks and financial institutions which bears an interest of between 0.75% – 1.4% and 1 month Euribor respectively.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -	SHORT-TERM DEPOSITS AND INVESTMENTS (Cont.)

A.	Composition: (cont.)

(ii)
Interest-bearing available-for-sale financial assets with a face value of NIS 86.9 million and NIS 60.4 million are outstanding as of December 31 2009 and 2008, respectively. The available-for-sale financial assets have stated interest rates of 1.2% to 9.4% and mature between 1 year and perpetual.

(iii)
In May 2009, PC entered into a forward transaction (forward A) with an Israeli bank, in according to PC will buy NIS 357 million and will sale Euro. Forward A transaction is to be settled in December 2010. In September 2009, PC executed an opposite forward transaction with the same bank and same amounts and generated a gain of NIS 14.5 million from such transaction. In November 2009, PC entered into several forward transactions (forward B)  with Israeli banks, according to PC will buy NIS 504 million and will sale Euro. Forward B transactions are to be settled in December 2010. As a result of these transactions, a gain of NIS 9.8 million was recorded in these financial statements. For commitments regarding the derivatives, see note 30 C (7).

B.	Liens – see note 23D.

NOTE 5 -	TRADE ACCOUNTS RECEIVABLES

	December 31
	2009	2008
	(in thousand NIS)

Outstanding accounts	53,653	44,748
Less - allowance for doubtful debts	(8,604)	(10,008)
	45,049	34,740

NOTE 6 -	OTHER RECEIVABLES

	December 31
	2009	2008
	(in thousand NIS)

Income taxes	5,660	2,067
Other government institutions (i)	61,553	99,167
Related parties	8,627	8,113
Loans to third parties (ii)	27,852	7,984
Other	16,198	16,863
	119,890	134,194

(i)	Includes mainly VAT receivable due to projects in Romania and Poland.

(ii)	As of December 31, 2009 - mainly partners in jointly controlled entities.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 -	PREPAYMENTS AND OTHER ASSETS

	December 31
	2009		2008
	Interest
	rate
	%	(in thousand NIS)

Restricted bank deposits designated for acquisition and construction of trading property (i)

Euro	0.25	31,018	75,948
Other	*	8,108	22,333
		39,126	98,281

Advance for plot purchase (ii)		235,444	224,543
Advance to suppliers		46,684	71,137
Prepaid expenses		13,952	10,652
		335,206	404,613

(*)	This amount bears an interest of 90% of the Warsaw interbank bid note.

(i)	Include mainly advances paid designated for projects by PC in Romania and Poland.

(ii)	Include mainly advances in the amount of NIS 224 million (2008: NIS 197 million) for the purchase of plots in India (see note 8D).

NOTE 8 -	TRADING PROPERTY

A.	Composition:

	December 31
	2009	2008
	(in thousand NIS)

Balance as of January 1	3,279,775	1,738,213
Acquisition and construction costs	685,373	1,345,749
Transfer from investment property	-	425,727
Disposal during the year	-	(232,682)
Capitalized borrowing costs	146,521	164,200
Write-down to net realizable value (see H below and note 26N)	(216,962)	(8,248)
Addition due to acquisitions of subsidiary	152,215	-
Foreign currency translation adjustments	110,688	(153,184)
Balance as of December 31	4,157,610	3,279,775

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -	TRADING PROPERTY (CONT.)

B.	Additional information:

	December 31
	2009	2008
	(in thousand NIS)

Accumulated write-down to net realizable value	225,210	8,248

Composition of trading property per stages of development:
Operational (*)	478,742	-
Under construction	1,385,976	1,286,000
Under planning and design	2,292,892	1,993,775
Total	4,157,610	3,279,775

(*)       In accordance with Pc's policy, operational commercial centers are designated for sell.

Regarding business segments and Geographical areas see note 28.

3.	Composition of trading property distinguished between freehold and leasehold rights:

	December 31
	2009	2008
	(in thousand NIS)

Freehold	2,743,509	2,177,369
Leasehold	1,414,101	1,102,406
	4,157,610	3,279,775

C.	Additional information in respect of PC's trading property

During 2009, PC commenced the construction of two developments in Suwalki and Zgorzelec, in Poland with the completion of both schemes anticipated to occur in 2010. In addition, PC continues to make progress with the construction of four other projects (Casa Radio and Miercurea Ciuc in Romania, Dream Island in Hungary and Koregaon Park in Pune, India). The remainder of PC's projects are either in the design phase or waiting for permits. Commencement of construction of these projects is depending, amongst other things, on the availability of external financing.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -	TRADING PROPERTY (CONT.)

C.	Additional information in respect of PC's trading property (cont.)

The following table summarises general information regarding PC's significant trading property projects (excluding trading property in India which is held jointly by PC and the Company (see D below) :

				As of December 31, 2009
Project	Location	Purchase / transaction date	Rate of ownership by PC (%)	Nature of rights	Status of registration of land	Status of permit

Suwalki Plaza	Poland	Jun-06	100	Ownership	Completed	Under construction
Zgorzelec Plaza	Poland	Dec-06	100	Leasing for 25 years	Completed	under construction
Torun Plaza	Poland	Feb-07	100	Perpetual leasehold	In process	Planning and development stage
Lodz	Poland	Sep-01	100	Ownership/ Perpetual usufruct	Completed	Planning and development stage
Lods - new	Poland	Sep-09	100	Ownership	Completed	Planning and development stage
Kielce Plaza	Poland	Jan-08	100	Perpetual leasehold	Completed	Planning and development stage
Lesnzo Plaza	Poland	Jun-08	100	Perpetual leasehold	Completed	planning and development stage
Liberec Plaza	Czech Republic	Jun-06	100	Construction lease period with subsequent ownership	Completed	Operational
Opava Plaza	Czech Republic	Jun-06	100	Construction lease period with subsequent ownership	Completed	Planning and development stage
Roztoky	Czech Republic	May-07	100	Ownership	Completed	Planning and development stage
Riga Plaza	Latvia	Feb-04	50	Ownership	Completed	Operational
Koregaon Park	India	Oct-06	100	Ownership	Completed	Under construction
Kharadi	India	Feb-07	50	Ownership	Completed	Planning and development stage
Trivandrum	India	Jun-07	50	Ownership	Completed	Planning and development stage
Casa Radio	Romania	Feb-07	75	Leasing for 49 years	Completed	Under construction
Timisoara Plaza	Romania	Mar-07	100	Ownership	Completed	Planning and development stage
Miercurea Ciuc Plaza	Romania	Jul-07	100	Ownership	Completed	Under construction
Iasi Plaza	Romania	Jul-07	100	Ownership	In Process	Planning and development stage
Slatina Plaza	Romania	Aug-07	100	Ownership	Completed	Planning and development stage
Targu Mures Plaza	Romania	Mar-08	100	Ownership	Completed	Planning and development stage
Honedoara Plaza	Romania	Feb-08	100	Ownership	Completed	Planning and development stage
Constanta Plaza	Romania	July-09	100	Ownership	Completed	Planning and development stage
Belgrade Plaza (*)	Serbia	Aug-07	100	Leasing for 99 years	In Process	Planning and development stage
Kragujevac Plaza (*)	Serbia	Oct-07	100	Leasing for 99 years	In Process	Planning and development stage
Sport-Star Plaza (*)	Serbia	Dec-07	100	Leasing for 99 years	In Process	Planning and development stage
Shumen Plaza	Bulgaria	Nov-07	100	Ownership	In Process	Planning and development stage
Sofia Plaza Business Center	Bulgaria	Jan-09	51	Ownership	In process	Planning and development stage
Dream Island (i)	Hungary	Sep-03	43.5	Land use rights	Completed	Under construction
Arena Plaza Extension	Hungary	Nov-05	100	Land use rights	Completed	Planning and development stage
Uj Udvar	Hungary	Sep-07	35	Ownership	Completed	Planning and development stage
Helios Plaza	Greece	May-02	100	Ownership	Completed	Planning and development stage

(*)
In respect of all the projects in Serbia, PC is retaining the 100% holding in these projects after a decision to discontinue the negotiations with a Serbian developer. As of the balance sheet date, PC paid an amount of €1.3 million (NIS 7 million) as part of a settlement agreement signed with the Serbian developer and obligated to pay him evry time there is any development in the projects.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -	TRADING PROPERTY (CONT.)

C.	Additional information in respect of Pc's trading property (cont.)

(i)
In July 2008 a PC's associated company (ErCorner) (50%) through its associate, Alom Sziget (60%) which owns approximately 320,000 square meters of land on the island of Obuda in the Danube River, located in the heart of Budapest, Hungary (signed a concession agreement with the ministry of finance in Hungary for a casino license for its planned entertainment and mixed use Dream Island development in Budapest. According to concession agreement, the casino license, which will be formally issued towards the opening of the casino, will be granted to Alom Sziget for a period of twenty years from the date of opening of the casino, with an option to extend the license term by additional ten years (subject to the fulfillment of certain condition).

In March 2009, PC, through ErCorner has acquired a further 27% stake in Alom Sziget. The total consideration paid by ErCorner was €21.4 million (NIS 116.5 million) which was consisted of a cash payment of €12 million (NIS 65.3 million) and the assumption of €9.4 million (NIS 51.2 million) of debt, representing 27% of the project's net debt liability. Following the transaction, as of December 31, 2009 ErCorner holds 87% of the equity and voting rights in Alom Sziget. Following the additional purchase of the 27% stake of Alom Sziget, commencing the second quarter of 2009 Ercorner is proportionately (50%) consolidated by PC.

D.	Additional information in respect of EPI's trading property

The following information is in respect of trading property which is held by Elbit-Plaza India Real Estate Holding Limited ("EPI"). EPI is jointly controlled by the Company and PC (see note 11D.)

(1)	Chennai

In December 16, 2007 EPI entered into a framework agreement, ("Framework Agreement"), with a third party (the "Seller") to acquire, through a Special Purpose Venture ("SPV"), up to 135 acres of land in Chennai, India. Under the Framework Agreement, the SPV will develop an integrated multi-use project comprising of exclusive residential projects to be comprised of villas (bungalows), high-rise buildings, related amenities, commercial and office areas and retail areas.

Under the Framework Agreement, EPI is to hold 80% of the SPV. The total investment that EPI is anticipated to pay under the Framework Agreement in consideration for its 80% holding (through the SPV) in the project land is up to INR 4,277 million (NIS 346.4 million) ("Purchase Price"), assuming purchase of all 135 acres. The project land is to be acquired by the SPV in batches subject to such land complying with certain regulatory requirements and the due diligence requirements of EPI. Through the balance sheet date the SPV acquired approximately 62.7 acres of the project land and a total of INR 1,986 million (NIS 161 million) of the Purchase Price, was paid by EPI. In addition, as of the balance sheet date, the SPV paid advances in the amount of INR 217 million (NIS 18 million) in order to secure acquisition of additional 7 acres.

The parties have entered into a shareholders agreement in respect of the management of the SPV, which provides, among other matters, for a five member board of directors, one member appointed by the Seller for so long as it maintains a 10% holding in the SPV and four members appointed by EPI. The shareholders agreement also includes certain restrictions and pre-emptive rights pertaining to transferring of securities in the SPV. Profits from the SPV will be distributed in accordance with the parties' proportionate shareholdings, subject to EPI being entitled to certain preferences out of the SPV’s cash flow, as determined in the agreements.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -	TRADING PROPERTY (CONT.)

D.	Additional information in respect of EPI's trading property (Cont.)

(2)	Bangalore

On March 13, 2008, EPI entered into an Amended and Reinstated Share Subscription and Framework Agreement ("Framework Agreement"), with a third party Indian partner (“JV Partner”), and a wholly owned Indian subsidiary of EPI (""Joint Venture Company"), to acquire, through the Joint Venture Company, up to 440 acres of land in Bangalore, India (the "Project Land").

Under the Framework Agreement, following the consummation of the closing of the final stage of the transaction, the Joint Venture Company will develop on the Project Land, an integrated multi-use project which include mainly residential project.

Under the Framework Agreement, the Joint Venture Company is to acquire ownership and development rights in respect of up to an approximate 230 acres of the entire Project Land for a fixed amount of cash consideration. In consideration of EPI’s 50% share (through the Joint Venture Company) in such lands, EPI will pay an aggregate of up to INR 10,500 million (NIS 815 million).

As of the December 31, 2009, the Joint Venture Company has secured rights over approximately 54 acres and EPI has paid the aggregate sum of approximately INR 2,840 million (NIS 220 million) in consideration of its 50% share (through the Joint Venture Company) in such the Land Project, which is presented in the statement of financial position as of December 31, 2009 and 2008 as trading property.

Under the Framework Agreement, between the closing of the first stage and the closing of the final stage of the transaction, additional portions of the Project Land will be acquired in phases through the JV Partner's business partners on behalf of the Joint Venture Company and subject to certain conditions, EPI will make advances (in addition to sums already transferred in connection with the closing of the first stage) on account of such acquisitions.

As of December 31, 2009, EPI advanced approximately INR 2,536 (NIS 197 million) on account of the future acquisitions by the Joint Venture Company of additional 51.6 acres. Such advance payment is presented in the statement of financial position as of December 31, 2009 and 2008 as prepayment and other assets (refer to note 7).

In respect of up to the other approximately 210 acres of the entire Project Land, the Framework Agreement provides that the Joint Venture Company will enter into joint development agreements under which the Joint Venture Company will be entitled to develop the entire area of such lands. In consideration, the Joint Venture Company will pay between 38% and 53% of the built up area of such lands and in some cases, refundable deposits on account of such future consideration will also be paid. EPI’s 50% share (through the Joint Venture Company) in rights under the development agreements will require it to invest INR 750 million (NIS 58 million) in order to fund its proportional share in such deposits.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -	TRADING PROPERTY (CONT.)

D.	Additional information in respect of EPI's trading property (Cont.)

(2)	Bangalore (Cont.)

Under the Framework Agreement, the consummation of the final stage of the transaction should have been closed until March 2009. As of December 31, 2009 the closing didn’t occur. As a result, and as applicable by the Framework Agreement, in May 2009 EPI requested the JV Partner to immediately refund an advance of approximately INR 1,861.5 (NIS 144.5 million). As of the approval date of these financial statements, such amount was not yet refunded.

As of the approval date of these financial statements, EPI and the JV Partner are in advanced negotiations to amend the Framework Agreement to reflect certain new commercial understandings.

As of December 31, 2009 and 2008, the Joint Venture Company's operations are proportionately (50%) consolidated with those of the Company, since significant decisions in respect of the Project Land require the consent of both EPI and the JV partner.

E.	Disposals of trading property

(1)
On July 10, 2007, PC has executed a binding agreement for the sale of its entire interest (100%) in a company which holds the rights in and to the Arena Plaza shopping and entertainment center in Budapest ("Arena") to UK based Active Asset Investment Management ("aAIM"). On December 18, 2007 PC and aAIM executed an addendum to the transaction agreement according to which aAIM represented that all conditions precedent for the consummation of the transaction have been fulfilled by PC and/or waived by aAIM. Accordingly, the parities executed an amicable closing of the transaction which is effective as from November 30, 2007 ("Closing Effective Date"). As a result of this transaction, the Group recorded in its 2007 financial statements revenues from sale of trading property in the amount of NIS 2,091 million and recognized a gain of NIS 1,145 million. Following purchase price adjustments conducted during 2008, the Group recognized an additional gain of NIS 117.7 million. As for indemnifications provided by PC to aAim, see note 23C (5).

(2)
During 2007 and 2008, PC executed several transactions, in addition to the Arena transaction described in the previous paragraph, for the sale of commercial centers to Klepeirre within the framework of an agreement signed in July 2005, as detailed in the following table:

Commercial Center	Ownership by PC (%)	Date of delivery	Revenues recognized (NIS million)	Gain Recognized (NIS million)

Sosnowiec Plaza	100%	May 2007	226	55
Rybnik Plaza	100%	May 2007	269	61
Lublin Plaza	50%	July 2007	224	57
Plzen Plaza	100%	June 2008	328	95
Total			1,047	268

As for indemnifications provided by PC to Klepeirre, see note 23C.(5-6).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -	TRADING PROPERTY (CONT.)

F.	As of December 31, 2009 the Group pledged trading property in the amount of NIS 1,260 million in order to secure borrowings provided to the Group by financial institutions. See also note 23D.

G.	As for commitments in respect of construction services and purchase of plots see note 23A (3).

H.
The majority projects of the trading property were valued as of December 31, 2009 by independent third party appraiser. PC's management made adjustments to the fair values determined by the appraiser to reflect the net realizable value by neutralizing the developers profit on costs from the valuations.

Significant assumptions regarding the value of the projects upon completion (on the basis of weighted averages) used in the valuations as of 31 December are presented below:

	Retail		Offices
	2009	2008	2009	2008
Estimated rental prices per sqm per month (in EUR)
Romania	10-22	17-26	12.5	13.5
Czech Republic	13-15	17.5-18.5	13	13
Serbia	16-36	16-42	17	19
Latvia	17.4	18	N/A	N/A
Poland	14-18	16-19	11.75	13
Greece	30	N/A	N/A	18
Hungary	10-24	11-25	11.5	11.5
Bulgaria	12-22	17.4	12	N/A
India	10-18	13-19	10.7	9

Average risk adjusted yield used (in percentage)
Romania	7.00-9.70	6.00-8.75	9.65	8.85
Czech Republic	7.50-8.25	7.50	7.50	7.50
Serbia	9.25-10.50	8.75-10	9.25	8.75
Latvia	9.25	8	N/A	N/A
Poland	7.75-8.50	7.25-7.66	7.75	7.25
Greece	7.25	N/A	N/A	8
Hungary	8.75-9.00	8.5-9	8.75	8.50
Bulgaria	8.50-9.25	9	8.5	N/A
India	10-12	10-12	12	12

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 -	DEPOSITS, LOANS AND OTHER LONG-TERM BALANCES

A.	Composition:

	December 31
	2009	2008
	(in thousand NIS)

Deposits at banks and financial institutions (i)	111,451	(*) 127,083
Held to maturity financial instruments (ii)	315,101	385,755
Financial instruments designated at FVTPL (iii)	70,481	52,253
Derivative measured at FVTPL (iv)	109,656	107,657
Convertible loan for the acquisition of interest in jointly controlled subsidiary (v)	20,144	20,061
Loans to interest holders in investee companies	15,968	15,240
Loans to associates	2,698	16,321
Others	3,252	4,768
	648,751	729,138
Less - allowance for doubtful debts	(23,056)	(22,805)
	625,695	706,333

(*) See note 2 AH.

(i)
December 31, 2009: Include NIS 86 million linked to the Euro and bearing annual interest rate of 0.42%-1.05% per annum and NIS 20 million linked to the NIS bearing interest of 1%-4.0% per annum. The deposits are mainly pledged as security for the repayment of interest rate swap transactions, long term borrowing, construction and other liabilities obtained by Group companies, which have been included as due and payable concurrently with the liabilities repayment dates.

(ii)
During 2007 and 2008 the Company (through its wholly owned subsidiary) and PC entered into several transactions with several financial institutions, according to which the Company and PC invested an amount of € 35.0 million (NIS 191 million) and € 38.0 million (NIS 207 million), respectively, in financial notes ("Notes") for a period of 15 years. The Notes bear an interest of 11.5%-12% per annum, which is payable only if the margin between the 30 years Euro swap interest rate and the 10 years Euro swap interest rate (measured on a daily basis) is higher than the margin stated in the agreement. The issuers have a call option to redeem the Notes at par value in a specific dates included in the investments agreements and any quarter thereafter. The principal amount of the Notes is 100% protected at the maturity date. In August 2009 and March 2010, Notes issued to the Company with a par value of Euro 15 million (NIS 82 million) and Euro 20 million (NIS 109 million), respectively, were redeemed by the issuers.

(iii)
In February 2008, PC entered into a financial transaction with an issuing bank, according to which PC invested an amount of € 13 million (NIS 71 million) in financial notes ("Notes") which pays a variable interest linked to the 10 year EUR CMS rate subject to a minimum annual interest rate of 6.25% and a maximum annual interest rate of 12.50%. The Note maturity date is February 19, 2018. The principal is 100% protected at maturity. Gain adjustments to fair value in 2009 amounted to NIS 17 million (in 2008: loss of NIS 15.8 million).

(iv)
During 2007 and 2008 PC executed several cross currency interest rate swap transactions with Israeli banks in the total principal amount of NIS 1,103 million. In accordance with the terms of the agreement, PC will pay the banks an interest of 6M Euribor plus a margin of 2.2%-3.6% and will receive 4.5%-5.4% interest linked to the Israeli CPI with the same amortization schedule as PC's series A and B debentures. In addition, at each payment date of the debentures, PC will receive principal amount in NIS and will pay the principal amount in Euro (subject to the amortization schedule). The derivatives are measured at fair value through profit and loss. The fair value was computed based on a valuation technique by a third party expert. Accordingly, a gain of NIS 71 million was recorded in 2009 (in 2008 and 2007 - a gain of NIS 96 and NIS 12.5 million, respectively).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 -	DEPOSITS, LOANS AND OTHER LONG-TERM BALANCES (cont.)

A.	Composition: (cont.)

(iv)	(cont.)

In January 2009, PC settled a swap transaction in the total principal amount of NIS 304 million in respect of its series A debentures for a total consideration of €13.1 million (NIS 71 million). Concurrently, a long term deposit in the amount of 5.3 million Euro (NIS 29 million) was released.

As of December 31 2009 PC maintains an interest rate swap with par value of NIS 798 million which cover significant portion of its series B debentures.

For commitments regarding the derivatives see note 30 C.(7).

(v)	See note 23 B (7).

B.	Liens - see note 23D.

NOTE 10 -	INVESTMENTS IN ASSOCIATES

A.	Composition:

	December 31
	2009	2008
	(in thousand NIS)

Cost (i)	104,919	99,898
Accumulated losses, net	(54,883)	(49,633)
Impairment	(2,611)	-
Acquisition of subsidiaries	(2,598)	-
Foreign currency translation adjustments	(3,230)	(3,610)
	41,597	46,655

(i) Including goodwill and allocation of investments to research and development in process	37,056	35,486

B.	Gamida Cell Ltd. ("Gamida")

Gamida is engaged in the development of stem cell therapeutics based on its proprietary technologies for stem cells expansion, currently in clinical development for hematological malignancies, as well as future regenerative cell based medicines, including heart tissue repair. As of the balance sheet date, the Group holds 32.0% in Gamida's voting and equity rights (28.3% on a fully diluted basis) and the rights to appoint 20% of the board members.

In February 2006 Teva Pharmaceutical Industries Ltd. ("Teva"), one of Gamida's shareholders, and Gamida executed an agreement for the establishment of a JV Company ("JV"). The sole purpose of the JV is commercialization of certain products based on Gamida's technology.

In February 2010, the Company committed to indemnify Gamida and Teva for every damage, expansion or loss that may be caused due to describing Gamida's activity in an initial prospectus offering in Israel (see note 31 B).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 -	INVESTMENTS IN ASSOCIATES (Cont.)

C.	The following is summarized data outlining items extracted from the associates' financial statements:

	As at December 31 and for the year then ended
	2009	2008	2007
	(in thousand NIS)

Assets	100,026	231,281	245,222
Liabilities	(53,875)	(164,132)	(161,890)
Net assets	46,151	67,149	83,332

Revenues	22,729	28,792	42,800

Loss	(29,566)	(35,745)	(42,780)

NOTE 11 -	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF

A.	InSightec Ltd. ("InSightec")

(1)
InSightec Ltd. is engaged in the development, production and marketing of magnetic resonance imaging guided and focused ultrasound treatment equipment. The industry in which InSightec operates is characterized by rapid technological development. Substantially all of InSightec's current sales are derived from a few applications of InSightec's products. Other applications of InSightec's technology are in the early stages and there can be no assurance that these applications will be successful InSightec is continuing research and development for additional applications for such products. As of the balance sheet date, the Group holds 71.3% in InSightec and 59.5% on a fully diluted basis. The fully diluted holdings in InSightec is calculated including 1.2 millions options exercisable into InSightec's ordinary shares which vest upon the initial public offering of InSightec and/or other "Material Change of the Company".

(2)
As of the balance sheet date, General Electric Health Care ("GE") holds approximately 16.9% of InSightec’s shares on a fully diluted basis. The shareholders agreement stipulates several limitations on the execution of certain material transactions or activities not in the ordinary course of business of Insightech, without obtaining GE’s prior approval. In addition, the approval of certain transactions requires the vote of 70% of InSightec's preferred B shares of which as for the balance sheet date the Company holds 64.3%. The shareholders agreement also imposes certain limitation and rights on shares transactions and rights for the Group and GE ,in case one party  fundamentally breach the agreement, to acquire the other's stake in InSightec, at certain penalty value.

(3)
In March 2009, InSightec signed an agreement for an internal round of financing in the aggregate amount of $15.0 million (NIS 56 million), which was fully invested during 2009. The investment is in the form of series B preferred shares of InSightec at a price of $6 per share. The series B preferred shares are senior to all other shares and junior to all creditors. Each series B preferred share may be converted at any time at the holder’s option into the number of ordinary shares equal to the original issue price of the Shares divided by $6. Upon a qualified IPO, the shares will be automatically so converted. In the event Insightech is sold, liquidated or wounded up for any reason, the holders of series B preferred shares shall receive on a pro rata basis among themselves, prior to any payments to any other equity holders, the original issue price of the series B preferred shares.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 -	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (Cont.)

A.	InSightec Ltd. ("InSightec") (cont.)

(3)	(cont.)

Within the framework of the agreement all the holders of InSightec's preferred A shares and convertible notes (see note19G (ii)) converted their shares and/or their notes into InSightec's preferred B shares. In addition, all warrants granted by Insightec within the framework of investment round executed in August 2006, were converted into Insightec's ordinary shares. As a result of this transaction, the Group recorded a gain of approximately NIS 14.6 million in 2009.

Following the preferred B agreement the minority has no commitments to cover the losses of Insightec. As a result, commencing April 1, 2009 the Group consolidates 100% of Insightec losses.

(4)	In December 2009, the Group acquired from GE 1 million shares of Insightec for a total consideration of $ 2 million dollars (NIS 7.9). Said amount was recorded in the financial statements as goodwill.

(5)
In February 2010, the Company committed to provide Insightec financial supporting up to an amount of $15 million (under terms to be agreed between the parties according to market conditions), and as long as needed for Insightec to continue its activity until February 10, 2011.

(6)
In 2005, InSightec, its shareholders and the Israeli Tax Authorities have concluded the principles, subject to which the merger of InSightec and its wholly owned subsidiary (TxSonics) was approved by the Income Tax Ordinance, retroactively from December 31, 2002. As per law and approval, taxable consolidated loss of InSightec and TxSonics may be offset against future taxable income, over a 7 year period (16% each year), however not exceeding 50% of annual taxable net income per each year. Said approval provides, inter alia, that profit generated by the Company from the sale of its holdings in InSightec shall be considered as C.F.C. profits and shall be taxable at a rate of 25%, or any lower rate as determined by tax authorities. The Company undertook, among other things, to deposit its shares in InSightec with a trustee, as security for the tax payment to the Israeli Tax Authorities, upon realization of the shares. Should the companies fail to fulfill the terms of the approval and provisions of the law, validity of the approval shall be terminated retroactively.

B.	Plaza Center N.V. ("PC")

(1)
PC conducts its activities in the field of establishing, selling and operating shopping and entertainment centres, as well as other mixed use projects (retail, office, residential) in Central and Eastern Europe, and India. As of the balance sheet date the Group holds 68% in PC (62.91% on a fully diluted basis).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 -	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (Cont.)

A.	InSightec Ltd. ("InSightec") (cont.)

(2)
On October 20, 2008 PC announced its intention to commence a share repurchase    program in the framework of which PC will purchase up to approximately 19.3 million shares, representing approximately 6.6% of PC's share capital. In addition, the Company also informed its intention to purchase PC's shares which shall be executed within the above-mentioned limit of PC's repurchasing program. Through December 31, 2008 PC purchased approximately 9.2 million shares for a total consideration of € 5.5 million and the Company purchased 0.2 million shares for a total consideration of € 0.1 million. During January 2009, PC purchased additional approximately 5.3 million shares in a total consideration of € 3.5 million (NIS 18 million) and the Company purchased additional approximately 4.6 million shares in the total consideration of € 3.1 million (NIS 16.6 million). As a result of these transactions the Group recorded a gain of approximately NIS 64 and NIS 45.6 million in the financial statements of 2009 and 2008, respectively. Such gains represent the excess shareholders' equity acquired by the Group over the consideration paid.

In October 2009, PC and the Company sold all the shares acquired within the framework of the repurchase program. The aggregate consideration for the shares sold by PC and the Company was € 22 million (NIS 120 million) and € 7 million (NIS 38 million), respectively. As a result of this transaction the Group recorded in these financial statements loss of approximately NIS 44 million.

(3)	On June 12, 2008, PC has paid a cash dividend in the aggregate amount of € 57 million. The Company's share in such dividend was € 39 million.

C.	BEA Hotels N.V. ("BH")

As of the balance sheet date the Group, through its wholly owned subsidiary, Bea Hotels N.V ("BH"), holds the rights in the following hotels:

(1)
BH is a party to shareholder agreements with Park Plaza N.V. (a public company its shares are traded in the AIM) with respect to three hotels in the United Kingdom and three hotels in the Netherland. In accordance with the terms of these agreements, BH and Park Plaza have equal representation in the board of directors of each hotel company. The agreements also provide for rights of first refusal, tag along, drag along rights and that some shares (5%-10%) held by Park Plaza in the UK hotel companies, will not confer voting rights until such time as Park Plaza shall have provided and completed its full equity contribution (as defined in the agreements) in each respective hotel.

(2)	100% of the voting and equity rights in a company that holds and operates the Radisson Astrid and Park Inn hotels in Antwerp, Belgium.

(3)
Approximately 77% of SC Bucuresti Turism S.A. ("Bucuresti") which owns a complex consisting of the Radisson hotel, and the Centrville hotel (an apartment hotel), situated in Bucharest, Romania. Bucuresti was purchased through a privatization tender published by the State Ownership Fund of the Romanian government, which was approved by the supreme court of Romania. For information concerning legal actions filed in connection with the purchase and ownership of Bucuresti shares - see note  23B.(5).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 -	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (CONT.)

D.	Elbit- Plaza India Real Estate Holding Ltd. ("EPI")

On August 25, 2008, the Company and PC executed an agreement in the framework of which, PC acquired 47.5% of the Company's shareholding in EPI for a nominal value plus assignment of 50% of the shareholders loans granted by the Company to EPI up to the closing date, which totaled to NIS 419 million. As at the closing date EPI holds plots in Bangalore and Chennai (see note 8D.). Following the execution of the transaction the Company and PC each hold 50% of the voting rights in EPI and 47.5% of the equity rights. The additional 5% equity rights are allotted to the Company's Vice Chairman of the Board, which were granted to him within the framework of an agreement executed in January 2008 (see note 27B.(5). The Company and PC each have the right to appoint 50% of the board members of EPI.

In addition, PC paid to the Company an advance payment in the amount of € 4.2 million (NIS 23 million) ("Advance") which is equal to 50% of the shareholders loan granted by the Company to its investment in the Cochin Island project (see note13B) The Company will hold in trust 50% of the rights in the Cochin Island in favor of PC. The Company provided PC with a guarantee, which shall be exercised in the event the Company fails to transfer all its rights in the Cochin Island to EPI (or alternatively to transfer 50% of the said rights to PC). The guarantee will expire on August 25, 2010.

E.
As of the balance sheet date the Group holds 6 joint venture companies which hold and operate six hotels in the UK and in the Netherland; 12 joint ventures companies which are in various stage of development and construction of trading property in eastern Europe and India; and 2 joint venture companies which hold plots in India. Commencing the second quarter of 2009, PC proportionately consolidated Ercorner (see also note 8C).

The following is summarized data outlining the items of the proportionately consolidated companies' financial statements:

	At December 31 and for the year then ended
	(in thousand NIS)
	2009	2008	2007

Current assets	1,283,657	984,051	285,431
Non-current assets	694,544	651,129	897,945
Current liabilities	(1,049,477)	(460,202)	(141,034)
Non-current liabilities	(216,994)	(523,434)	(968,095)
Net assets	711,730	651,544	74,247

Revenues	242,847	246,346	488,947
Expenses	(325,650)	(282,431)	(477,519)
Net profit (loss)	(82,803)	(36,085)	11,428

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -	PROPERTY, PLANT AND EQUIPMENT

A.	Composition:

December 31, 2009:

	Real estate
	Hotels
	Operating	Under construction	Other	Other fixed assets	Total
	( i n t h o u s a n d N I S )
Cost:
Balance as of January 1	1,538,575	55,250	35,942	173,373	1,803,140
Additions during the year	64,736	8,113	-	20,983	93,832
Subsidiaries not previously consolidated	-	-	-	517	517
Disposals during the year	(1,112)	-	-	(3,072)	(4,184)
Disposals in respect of subsidiaries exit from consolidation-	-	-	-	(366)	(366)
Foreign currency translation adjustments	57,795	1,160	980	2,873	62,808
Balance as of December 31	1,659,994	64,523	36,922	194,308	1,955,747

Accumulated depreciation:
Balance as of January 1	104,998	-	2,738	28,739	136,475
Additions during the year	60,782	-	504	20,623	81,909
Disposals during the year	(1,063)	-	-	(1,008)	(2,071)
Disposals in respect of subsidiaries exit from consolidation-	-	-	-	(97)	(97)
Foreign currency translation adjustments	25,311	-	71	(23)	25,359
Balance as of December 31	190,028	-	3,313	48,234	241,575

Provision for impairment:
Balance as of January 1	32,900	-	7,946	7,566	48,412
Impairment loss recognized (see note 26N (i))	15,129	-	-	1,500	16,629
Foreign currency translation adjustments	812	-	217	273	1,302
Balance as of December 31	48,841	-	8,163	9,339	66,343
Payment on account of fixed assets	-	-	-	791	791

Net book value	1,421,125	64,523	25,446	137,526	1,648,620

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -	PROPERTY, PLANT AND EQUIPMENT (CONT.)

A.	Composition (cont.):

December 31, 2008:

	Real estate
	Hotels
	Operating	Under construction	Other	Other fixed assets	Total
	( i n t h o u s a n d N I S )
Cost:
Balance as of January 1	1,206,373	515,572	41,461	121,437	1,884,843
Hotels whose constructions ended during the year	562,622	(562,622)	-	-	-
Additions during the year	6,921	183,439	-	77,482	267,842
Disposals during the year	(1,510)	(112)	(2,802)	(21,563)	(25,987)
Foreign currency translation adjustments	(235,831)	(81,027)	(2,717)	(3,983)	(323,558)
Balance as of December 31	1,538,575	55,250	35,942	173,373	1,803,140

Accumulated depreciation:
Balance as of January 1	95,226	-	2,236	16,929	114,391
Additions during the year	50,842	-	645	16,951	68,438
Disposals during the year	-	-	-	(4,724)	(4,724)
Foreign currency translation adjustments	(41,070)	-	(143)	(417)	(41,630)
Balance as of December 31	104,998	-	2,738	28,739	136,475

Provision for impairment:
Balance as of January 1	31,126	-	-	-	31,126
Impairment loss recognized	3,757	-	7,946	7,566	19,269
Foreign currency translation adjustments	(1,983)	-	-	-	(1,983)
Balance as of December 31	32,900	-	7,946	7,566	48,412

Net book value	1,400,677	55,250	25,258	137,068	1,618,253

B.	Composition of real estate assets distinguished between freehold and leasehold rights:

	December 31
	2009	2008
	(in thousand NIS)

Freehold	1,222,264	1,208,296
Leasehold	288,822	272,889
Net book value	1,511,086	1,481,185

C.	Annual depreciation rates - see note 2N.

D
As of December 31, 2009 the Group pledged property plant and equipment in the amount of NIS 1,535 million in order to secure borrowings provided to the Group by financial institutions. See also note 23D.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	INVESTMENT PROPERTY

A.	Composition:
	December 31
	2009	2008
	(in thousand NIS)
Cost
Balance as of January 1	102,506	272,857
Additions during the year	306	291,508
Transfer to trading property	-	(425,727)
Foreign currency translation adjustments	3,382	(36,132)
Balance as of December 31	106,194	102,506

Accumulated depreciation
Balance as of January 1	23,609	12,977
Depreciation and impairment recognized (see note 26N (i))	1,080	8,964
Foreign currency translation adjustments	1,018	1,668
Balance as of December 31	25,707	23,609

Net book value	80,487	78,897

Fair value of investment property (i)	101,137	94,230

(i)
The fair value of the majority of the investment property was determined by internal valuations using the discounted cash flows method and taking into consideration the actual rental income and the relevant market yield.

B.	Additional Information

In September 2006, the Company together with an Indian corporation ("Project SPV") wholly  owned by an unrelated third party (the "Third Party Shareholder") entered into an agreement (as amended in January 2007) for the purchase of a land measuring 41 acres located in Cochin, India. In accordance with the terms of the agreement the Company and Project SPV will acquire 13 acres ("Property A") for a total consideration of INR 1,495 million (NIS 121 million) payable subject to fulfillment of certain obligation by the seller in respect of the land including obtaining all permissions required for construction thereon and making good and marketable title with regard to Property A and others ("Conditions Precedent"). The additional 28 acres ("Property B") would be transferred by the seller to the Project SPV without any consideration and the seller will be entitled to receive 40% of the constructed area which will be built by the Project SPV. The agreement also provides that if the seller fails to comply with the aforementioned Conditions Precedent, the Project SPV and the Company shall have the right to terminate the agreement and the seller will then refund all amounts paid under this agreement plus an interest of Libor +1%. As of December 31, the net book value of the project totaled NIS 25 million.

In September 2006, the Company, the Third Party Shareholder and the Project SPV entered into a share subscription agreement according to which the Company transferred to the Project SPV its respective rights in the land in consideration of 50% shareholding and voting rights in the Project SPV. As of the balance sheet date the allotment of the shares by the Project SPV to the Company has not yet been executed since same is subject to certain regulatory provisions in respect of the land and the securing of sanctioned plans. However, as the Company holds the right to appoint two directors in the Project SPV's board which constitutes 50% of the voting rights in the Project SPV, the Project SPV's financial statements were proportionally consolidated (50%) with those of the Group's consolidated financial statements as of December 31, 2009 and 2008 and for the years then ended.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 -	OTHER ASSETS AND DEFERRED EXPENSES

A.	Composition:

	December 31
	2009	2008
	(in thousand NIS)
Cost
Prepaid leasehold rights (see B. below)	134,373	123,847
Others	21,118	11,724
	155,491	135,571

Accumulated amortization and impairment
Prepaid leasehold rights (see B. below)	15,521	14,054
Others	3,479	3,453
	19,000	17,507
Amortized cost	136,491	118,064

B.	Additional information:

The following table provides the significant terms of the Group's leases:

Asset	Lease characteristics	Lease term	Annual lease payment

Utrecht Park Plaza hotel, the Netherlands	Capitalized	50 years (through 2038)	NA

Sherlock Holmes Park Plaza hotel, United Kingdom(i)	Partially capitalized sub- lease	99 years (through 2095)	£0.6 million (NIS 3.7 million) adjusted every five years on the basis of "open market value".

River Bank Park Plaza hotel, United Kingdom	Partially capitalized	125 years (through 2125)	£ 0.6 million (NIS 3.7 million), adjusted every five years based on the CPI in England, with the next adjustment to be carried out in May 2010.

Hotel in Tiberius, Israel (ii)	Capitalized	49 years (through 2056) with an option to extend the lease term with an additional 49 years.	NA

Dairy farm in Gujarat, India (iii)	Un-capitalized	30 years (through 2038).	Rupee 1,215 thousands (NIS 101 thousands). Rent payment will be adjusted after 10 years based on market rates.

Hospital in Goa, India (iv)	Un-capitalized	30 years (through 2039) with an option to extend the lease term with an additional 30 years.	Rupee 5,149 thousands (NIS 417 thousands). Rent payment will be adjusted after each 3 years in 10%.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 -	OTHER ASSETS AND DEFERRED EXPENSES (CONT.)

B.	Additional information (cont.):

(i)
The lessee and the land lord are currently under dispute regarding the rent adjustment of the Sherlock Holmes Park Plaza hotel (which was initially initiated in October 2006) whereby the land lord claims an increase of the rent to £1.6 million (NIS 10 million) per annum. The Group is of the opinion, based on a professional advice, that the rent review should be calculated on the basis of the value of the hotel prior to the refurbishment and improvement works executed by the lessee and that the Group will not bear any material costs in respect of this dispute.

(ii)
Within the framework of the lease agreement, the Company has undertaken to finalize the construction in July 2010, Within the framework of the lease agreement the Company has provided the Israeli Land Authority ("ILA") with two bank guarantees in the aggregate amount of NIS 10 million linked to the increase in the Israeli consumer price index in order to secure the Company's undertakings under the lease agreement.  In accordance with the lease agreement, in case of non-compliance with its terms the contract can be canceled.  The company's management is of the opinion that the ILA will extend the lease agreement.

(iii)
In February 2008, the Group executed a memorandum of agreement ("Memorandum") with the Government of the State Gujarat, India pursuant to which the Group will establish a modern dairy farm with approximately 10,000 cows and an ultra modern dairy plant that will produce basic and premium dairy products. The Government of Gujarat accordingly signed in March 2008 a lease deed with respect to a land measuring approximately 500 acres, by which upon exercise thereof the Group shall be awarded the land on a long term lease ending in 2038 for the purpose of establishing the dairy farm and the dairy plant.

(iv)
In December 2009, the Group executed a project development and implementation agreement with the government of Goa, India pursuant to which the Group will build and operate a 150-200 beds hospital by a joint venture company in which the government of Goa will be 15% shareholder for no consideration. The Group undertakes to finalize the construction and operate 100 beds within a period not exceeding 2 years. The remaining 50-100 beds will be operated within the next 4 years.

NOTE 15 -	INTANGIBLE ASSETS

Composition:

	December 31
	2009	2008
	(in thousand NIS)
Cost
Goodwill (i)	51,192	44,725
Distribution rights	4,815	2,763
	56,007	47,488
Accumulated amortization and impairment
Distribution rights	2,521	906
Amortized cost	53,486	46,582

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 -	INTANGIBLE ASSETS (Cont.)

(i)
The goodwill is attributable to the following cash generating units: an amount of NIS 31 million (2008: NIS 32 million) to the Bucuresti hotel and an amount of NIS 20 million (2008: NIS 13 million) to the activities of InSightec.

The goodwill attributable to Bucuresti was tested for impairment based on the fair value of the Bucuresti complex which was determined based on independent third party appraiser who used the net operational cash flow expected to be generated from the hotel complex discounted in applicable interest rate. (The rate used as for December 31 2009 was 9%-10.25%)

The goodwill attributable to InSightec was tested for impairment based on the fair value of InSightec which was determined based on internal round in InSightec shares made in March 2009.

The Group did not record any impairment loss in respect of its goodwill as a result of these impairment tests.

NOTE 16 -	SHORT-TERM CREDITS

A.	Composition:

	December 31
	2009		2008
	Interest
	rate
	%	(in thousand NIS)

US dollars	Libor+ 1.75	91,518	91,791
Euro (i)	Euribor+0.4-4.7	1,010,786	(*) 737,996
NIS	Prime+ 1.1	39,302	17,824
Others		46,892	-
		1,188,498	847,611

Current maturities (see note 23D. (3))		1,030,466	604,533

		2,218,964	1,452,144

  (*) See note 2 AH.

  (i)  Include NIS 722 million (2008: NIS 307 million) for the purpose of financing trading property,

B.	Liens and financial covenants - see note 23D and 23E.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 -	PAYABLES AND OTHER CREDIT BALANCES

	December 31
	2009	2008
	(in thousand NIS)

Income taxes	14,227	19,273
Other government institutions	8,248	6,345
Wages and fringe benefits	44,262	49,609
Accrued interest payable	48,108	49,158
Related parties	11,848	10,489
Liability in respect of acquisition of trading property	42,765	50,531
Expenses accrued in connection with the realization of trading property	-	3,005
Accrued expenses, commissions and others	31,992	29,294
	201,450	217,704

NOTE 18 -	OTHER LIABILITIES

	December 31
	2009	2008
	(in thousand NIS)

Liability for construction services (i)	86,164	86,971
Income in advance	31,801	18,275
	117,965	105,246

(i)
Within the framework of an agreement for the acquisition of 75% holding in a company holding the Casaradio Project in Romania (Project Company), PC has undertaken to ensure that the Project Company will construct an office building for the Government of Romania at the Project Company’s own costs

NOTE 19 -	BORROWINGS

A.	Composition:

	December 31
	2009	2008
	(in thousand NIS)
At amortized cost:
Loans from banks and financial institutions(see D below)	1,488,072	(*) 1,403,430
Debentures issued by Company (see E. below)	2,417,046	2,264,158
Debentures issued by PC (see F2 below)	151,230	-
Convertible debentures (see G below)	99,038	70,671
	4,155,386	3,738,259
At FVTPL:
Debentures issued by PC(see F1 below)	1,193,713	927,787
	5,349,099	4,666,046
Less recruitment expenses loans
Cost of raising
Less - current maturities (see note 23D.(3))	(1,030,466)	(604,533)
	4,318,633	4,061,513

(*) See note 2 AH.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -	BORROWINGS (CONT.)

B.	Linkage basis and interest rates:

	December 31, 2009

	Interest rates
	%	(in thousand NIS)
NIS	6.25	99,038
NIS	Israeli CPI + 5.0-6.3	2,367,202
NIS	Prime+0.5	1,273
Pound sterling (i)	7.7	552,316
Euro	Euribor+ 0.4-1.75	615,436
Euro	4.7 – 5.6	226,961
NIS (ii)	Israeli CPI + 4.5-5.4	1,344,943
US dollar	Libor+ 1.7-4.0	141,930
		5,349,099

(i)	The interest on this loan is hedged by a swap transaction - see note 20A.( ii)

(ii)	As for swap transactions executed in respect of these debentures - see note 9A.(iv)

C.	Repayment schedule:

December 31
2009
(in thousand NIS)

2010 - current maturities	1,030,466
2011	875,954
2012	575,439
2013	712,246
2014	810,077
2015 and thereafter	1,344,917
5,349,099

D.	The following table provide breakdown of the Group's loans from banks and financial institutions:

	December 31
	2009	2008
	(in thousand NIS)

Loans provided to the Company and Elscint (i)	309,837	303,441
Loans provided to PC	43,929	23,676
Loans provided to Project Companies(ii)	1,134,306	1,076,313
	1,488,072	1,403,430

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -	BORROWINGS (CONT.)

D.	(cont.)

(i)
As part of the loans agreements signed between the Company, Elscint and an Israeli bank, an arrangement to accelerate repayment was established as follows: (i) amounts received by the Companies, from public or private offerings of securities of the Companies (and/or of their subsidiaries which were financed by the loan funds), as part of a business merger, as a result of the realization of assets and/or investments, or as a result of refinancing or any other receipt of capital by the Companies (and/or their subsidiaries, as above), will be used first to repay the loans; (ii) net amounts to received from realization of the shares of PC or BH  or shares of their  Project Companies, by means of sale or issuance to a third party or the sale of a project owned thereby  (in full or part), will serve to repay part of the loans (relative to the portion sold) that were received to finance the investment in shares or projects realized, as the case may be; (iii) part of the net amounts to be received from refinancing will be used initially to repay the loans.

(ii)	Includes mainly loans provided to the Group's Project Companies in the hotel segment.

E.	Following the significant terms of the Company debentures as of December 31, 2009:

				Amortized cost
	Linkage	Interest		as at December 31,
Series	basis	rate	Repayment terms	2009	2008
		%		(in thousand NIS)

A	Israeli CPI (i)	6.0	10 semi-annual equal installments commencing August 2009	600,038	609,909
B	US dollar	Libor+2.65	10 semi-annual equal installments commencing August 2009	49,842	55,701
C	Israeli CPI (i)	5.3	10 annual installments commencing September 2009	447,206	474,509
D	Israeli CPI (i)	5.0	8 annual installments commencing April 2013	698,769	673,854
E	Israeli CPI (i)	6.3	10 annual installments commencing July 2012	71,687	68,988
F(ii)	Israeli CPI (i)	5.7	6 annual installments commencing October 2010	549,504	381,197
				2,417,046	2,264,158

(i)
Linked to the increase in the Israeli CPI over the base index as of the date the debentures were issued. In June 2009 the Company issued an additional NIS 30 million par value series A debentures in the TASE. The total aggregate net consideration received amounted to NIS 33 million.

(ii)	In August 2009 the Company issued an additional NIS 141.6 million par value series F debentures in the TASE. The total aggregate net consideration received amounted to NIS 154 million.

The debentures are un-secured and non-convertible and are registered for trade in Tel Aviv Stock Exchange (“TASE”). The debentures terms(except for series E and F) provide that the debentures will be prepaid by the Company at the option of the trustee or the holders of the debentures, if the Company’s securities are de-listed from trade on the TASE and on the Nasdaq National Market jointly.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -	BORROWINGS (CONT.)

F.
PC's debentures are un-secured and non-convertible and are registered for trade in Tel Aviv Stock Exchange (“TASE”). The debentures will be repaid by PC, inter alia, at the option of the trustee or the holders of the debentures if PC delays the publication of its financial statements for more than 60 days from the dates provided by applicable law, or if the debentures cease to be rated for a period of more than 60 days.

Following the significant terms of PC's debentures as of December 31, 2009:

(1)	PC's debentures measured at FVTPL:

				Fair value		Payments to be paid contractually at maturity
	Linkage	Interest		as of December 31,		as of December 31,
Series	basis	rate	Repayment terms	2009(ii)	2008(ii)	2009(ii)	2008(ii)
		%		(In thousand NIS)		(In thousand NIS)

A	Israeli CPI (i)	4.5	8 annual equal installments commencing December 2010	323,139	247,770	339,411	326,932
B	Israeli CPI (i)	5.4	5 annual equal installments commencing July 2011	870,574	680,017	860,744	829,097
				1,193,713	927,787	1,200,155	1,156,029

(i)
The debentures are linked (principal and interest) to the increase Israeli CPI over the base index at the date of the debentures' issuance. As of the balance sheet date PC has swap transactions in respect of part of its Series B debentures with par value of NIS 798 million. As for additional information - see note 9A.(iv)

(ii)
PC's debentures (except the additional Notes issued in August 2009-see below) were designated to FVTPL in accordance with the provisions stipulated in note 2V. The Fair value of PC's debentures as of December 31,2009 was computed based on their quoted market price in the TASE  while  their  fair value as of December 31,2008 was computed based on reports of a third party experts (see note 30D.(2)d and note 2 AG.(1)e.).

(2)	PC's debentures measured at amortized cost

On August 12 2009 and October 26 2009, PC issued to Israeli Investors approximately an additional NIS 50 million and NIS 94.5 million respectively principal amounts of Series B Notes (the "Additional Notes") for an aggregate consideration of approximately NIS 52 million and NIS 100 million respectively. The terms of the Additional Notes are identical to the terms of the Series B described above.

G.	(i)
On August 3, 2009, the Company issued approximately NIS 112 million principal amount of Series 1 convertible debentures, bearing a fixed interest rate of 6.25% per annum, without linkage. The total aggregate net proceeds amounted to approximately NIS 117.7 million. The Series 1 convertible debentures are to be paid in two equal installments on December 31, 2013 and December 31, 2014 and are convertible into the Company's ordinary shares at the price of NIS 128 per share until July 31, 2013 and at the price of NIS 200 per share thereafter.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -	BORROWINGS (CONT.)

G.	(i) (cont.).

The debentures are un-secured and are registered for trade in Tel Aviv Stock Exchange (“TASE”). The equity component of the convertible debentures amounted to NIS 19.3 million and it was calculated based on reports of a third party experts in accordance with the provisions mentioned in note 2V. Such equity component was recorded directly to the Company's shareholders' equity as share premium. The effective interest rate, while taking into consideration the equity component and issuance costs, is 4.9%.

(ii)
Convertible debentures issued by InSightec in August 2006 (as amended in preferred A shares purchase agreement) and in September 2004 (as amended in the 2006 agreement and in the preferred A shares purchase agreement) to its existing shareholders in the total amount of $36.0 million (the "Notes").The debentures bear interest, payable on a semi-annual basis, at the rate of LIBOR + 3%. The Group's share in InSightec's convertible debentures amount to $ 17.3 million. Within the framework of financing round executed in March 2009 (see note11A. (3)) all InSightec's convertible Notes (principal and accrued interest up through December 31, 2008) were repaid in return of InSightec's preferred B shares at a price of $6 per share.

H.	Liens and financial covenants - see note 23D and 23E.

NOTE 20 -	OTHER LONG-TERM FINANCIAL LIABILITIES

A.	Composition:

	December 31
	2009	2008
	(in thousand NIS)

Loans from the Office of Chief Science ("OCS") (i)	27,970	29,739
Derivative designated as hedging instruments(ii)	39,220	37,534
Embedded derivative financial liability carried at fair value through profit and loss (iii)	27,969	24,518
Others	1,527	1,330
	96,686	93,121

(i)
The liability to the OCS reflects the total  grants received from the OCS by InSightec net of royalties paid up to each balance sheet date discounted at the applicable interest rate for similar loans having the same terms and conditions (2009 - 28%, 2008 and 2007 - 29%). InSightec is obliged to pay royalties to the OCS -in respect of products, the development of which was funded by grants provided by the OCS - at a rate of 3% of revenues, for the initial three years through the end of 2006 and 3.5% of revenues as and from 2007 and up to the amount of the grants received. Refund of the grants is contingent on future revenues and InSightec has no obligation to refund the grants if sufficient revenues are not generated. InSightec’s technology developed with OCS funding is subject to transfer restrictions, which may impair its ability to sell its technology assets or to outsource manufacturing. The restrictions continue to apply even after InSightec has paid the full amount of royalties’ payable for the grants. In addition, the restriction may impair InSightec’s ability to consummate a merger or similar transaction in which the surviving entity is not an Israeli company. The revenues used in determining the liability to the OCS were taken till 2015 as InSightec's management company estimates that this is the year in which the obligation will be settled.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	OTHER LONG-TERM FINANCIAL LIABILITIES

A.	Composition:

(ii)
Several Groups' companies have entered into an interest rate swap transaction with financial institutions (which granted thereto a variable-interest bearing loan) according to which the interest on the loans will be fixed through the loans terms. The swap transactions were designated as hedging instruments in a cash flow hedge.

(iii)
Within the framework of a credit facility agreement executed in March 2006, B.H. jointly controlled subsidiaries that hold 3 hotels in the U.K. ("Project Companies") are committed to pay the financing bank additional exit fee in the event of cash distributions deriving from the sale, disposal, refinancing of the hotels which were financed by the refinancing loan funds or repayment of the loan (“Transactions”). The exit fee will be calculated as the amount equivalent to 15% of the difference between the market value of the hotels as determined in such Transactions and the current agreed value of the hotels.  The estimated fair value of the Exit Fee was computed based a report from a third party expert using the Black-Scholes model.

NOTE 21 -	OTHER LONG TERM LIABILITIES

A.	Composition:

	December 31
	2009	2008
	(in thousand NIS)

Pre-paid rent income	1,289	1,760
Provisions	11,309	8,687
Retirement benefit obligation (see B below)	4,852	4,993
	17,450	15,440

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 -	OTHER LONG TERM LIABILITIES(CONT.)

B.
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

The Company’s former Chairman's term of employment by EIL shall be taken into consideration in calculating the period of his employment by the Company, for all purposes. EIL undertook in terms of the agreement to transfer to the Company’s ownership all amounts deposited in severance-pay funds, in order to cover all rights accumulated throughout the period of the Chairman’s employment with EIL. As of the balance sheet date, balances of NIS 0.9 million have not yet been transferred to the Company.

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

The amount included in the balance sheet arising from the Group's obligation in respect of its defined benefit plans is as follows:

	December 31
	2009	2008
	(in thousand NIS)

Present value of funded defined benefit obligation	18,400	18,214
Fair value of plan assets	(13,548)	(13,221)
Net liability arising from defined obligation	4,852	4,993

The principal assumptions used for the purposes of the actuarial valuations were as follows:

December 31
	2009	2008
	%	%

Discount rates	1.7-3.1	2.6-3.5
Expected return on plan assets	2.6-3.5	3.5-3.7
Expected nominal salaries increase	5.4-6	1.9-5

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -	INCOME TAXES

A.	Composition:

	Year ended December 31
	2009	2008	2007
	(in thousand NIS)

Current	2,320	6,153	11,072
Deferred	(31,980)	23,195	5,090
In respect of prior years	(5,911)	(4,612)	126
	(35,571)	24,736	16,288

B.	Principle tax laws applicable to the major Group companies in their country of residence:

(1)	Israel

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

Corporate tax rate applicable to companies in Israel in 2009 is 26% which will decrease gradually to 18% in 2016.

b.	As from January 1, 2003, certain statutory provisions came into force and effect, concerning, among other things, the tax reform in Israel in respect of the following:

1.	(i)
Taxation of profits of foreign companies considered as Controlled Foreign Companies ("CFC"), if all the following conditions are met: (i) its shares or its rights on it are not listed in a stock exchange, however if they are partly listed, then less than 30% of the shares or of the rights of the company were offered to the public (ii) majority of revenues thereof are passive, as same is defined by law, or majority of profits thereof derive from passive revenues; (iii) the tax rate applying to the passive profits thereof in their country of residence does not exceed 20%; and (iv) more than 50% of the means of control therein are held, directly or indirectly, by Israeli residents. In accordance with the statutory provisions, a controlling shareholder in those companies having unpaid profits, as defined by law, is deemed to have been distributed with a dividend representing its respective share in such profits ("Deemed Dividend").

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -	INCOME TAXES (CONT.)

B.	Principle tax laws applicable to the major Group companies in their country of residence (Cont.):

(1)	Israel

b.	(cont.)

1.	(cont.)

(ii)	Taxation of a dividend received in Israel, out of profits generated or accrued abroad, as well as a dividend originating abroad.

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

2.
Capital gain from the realization of assets which were acquired subsequent to January 1, 2003 will be taxed at a rate of 25%. Capital gain for assets which were acquired before January 1, 2003, will be taxed at a rate of 25% for the portion of the gain relating to the period subsequent to this date up to the realization date and corporate tax rate for the portion of the gain relating to the period from the acquisition date up to January 1,2003.

3.	Method of loss offsetting - regarding business losses, capital losses, passive losses, marketable securities losses and CFC losses.

c.
During 2004, the Company, EIL and Elscint have finalized an arrangement with the Israeli Tax Authorities, with effect from December 31, 2002, whereby a new tax basis has been determined for the Company’s investments (on a consolidated basis) in foreign subsidiaries ("Regulated Revaluation" and "Regulated Assets"). The arrangement provides for no additional tax to be imposed in Israel on gains generated from the realization of Regulated Assets, and on dividends distributed therefrom, and all up to the amount of the Regulated Revaluation.

(2)	The Netherlands

b.
Companies resident in the Netherlands are subject to corporate income tax at the general rate of 25.5%. Under the amended rules effective January 1, 2007 tax losses may be carried backward for one year and carried forward for nine years. Transitional rules apply for tax losses on account of tax years up through 2002 which may be carried forward and set of against income up through 2011.

On September 15, 2009 the Dutch government announced its tax proposals for 2010 (“2010 Tax Proposals”).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -	INCOME TAXES (CONT.)

B.	Principle tax laws applicable to the major Group companies in their country of residence (Cont.):

(2)	The Netherlands

a.	(cont.)

The 2010 Tax Proposals allow taxpayers to elect for an extension of the loss carry back period to three years (instead of one year). The election is only available for losses suffered in the taxable years 2009 and/or 2010. If a taxpayer makes use of the election, two additional limitations apply:(i)the loss carry forward period for the taxable years 2009 and/or 2010 will be limited to a maximum of six years (instead of nine years); and (ii) The maximum amount of loss that can be carried back to the second and third year proceeding the taxable year will be limited to €10 million per year. The amount of loss that can be carried back to the year directly proceeding the taxable year for which the election is made will remain unrestricted.

b.
Under the participation exemption rules, income including dividends and capital gains derived by Netherlands companies in respect of qualifying investments in the nominal paid up share capital of resident or non resident investee companies, are exempt from Netherlands corporate income tax provided the conditions as set under these rules have been satisfied. Such conditions require, among others, a minimum percentage ownership interest in the investee company and require the investee company to satisfy either of, or both the newly introduced Assets’ Test and the amended Subject to Tax Test.

Under the 2010 Tax Proposal, the participation exemption will not apply to domestic and foreign subsidiaries which are held as passive investments (“Motive Test”). The Asset Test and the Subject-to-Tax Test will remain in place. If the taxpayer can demonstrate that one of these tests is fulfilled, the participation exemption will apply even if the Motive Test is failed.

c.
Under the Israel Netherland income tax treaty Dividend distributions from a Netherlands company to qualifying Israeli corporate shareholders holding at least 25% of the shares of such Netherlands company is subject to withholding tax at a rate of 5% provided certain compliance related formalities have been satisfied. In other situations, dividend distributions from Netherlands companies to Israeli shareholders are subject to withholding tax at a rate of 15%.

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

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -	INCOME TAXES (CONT.)

c.	(cont.)

(4)	India

The corporate income tax applicable to the income of Indian subsidiaries is 33.99%. Minimum alternate tax (MAT) of 11.33% (since April 2010 16.995%) is applying to the book profits (i.e. profits shown in the financial statements), if the company's corporate tax liability is less than 10% of its book profits. The paid amount will be credited if the company has taxable profits in the following ten years Capital gains on sale of fixed assets and real estate assets are taxed at the rate of 22.66% provided that they were held at least 36 month immediately preceding the date of the transfer (unless they are stock in trade) or 33.99% if they were held for not more than 36 month. Dividends paid out of the profits are subject to Dividend Distribution Tax at the rate of 16.99%. .There is no withholding tax on dividends distributed by Indian company. Business losses can be offset against taxable income for a period of eight years from the incurrence year's end.

(5)	Cyprus

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

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -	INCOME TAXES (CONT.)

C.	Effective tax rate:

The following is reconciliation between the income tax expense computed on the pretax income at the ordinary tax rates ("the theoretical tax") and the tax amount included in the consolidated statement of operations:

	Year ended December 31
	2009	2008	2007
	(in thousand NIS)

Company's statutory tax rate (%)	26	27	29

Profit(loss) before income taxes	(706,549)	(4,259)	925,607

The theoretical tax	(183,703)	(1,150)	268,426

Differences in tax burden in respect of:

Exempt income, net of unrecognized expenses	24,410	(59,028)	(327,482)
Utilization of prior-year losses for which deferred taxes had not previously been recorded	(7,781)	(32,451)	(18,899)
Losses and other timing differences for which deferred taxes had not been created	128,815	153,358	125,213
Variances from different measurement principles applied for the financial statements and those applied for income tax purposes (including exchange differences)	(17,518)	(79,253)	6,068
Differences in tax rates on income of foreign subsidiaries	22,576	43,655	(44,812)
Adjustment due to changes in tax rate	-	-	208
The Group's share in results of associated companies	3,736	3,455	3,466
Taxes for prior years	(5,911)	(4,612)	126
Other differences, net	(195)	762	3,974
	(35,571)	24,736	16,288

D.	Carry forward losses and deductions:

As of December 31, 2009 the Group companies had accumulated tax losses and deductions amounting to NIS 2,270,078 million, which may be utilized in the coming years against taxable income at rates ranging from 10% to 33.99% depending on the country of residence. The realization of the carry-forward losses is subject to taxable income available in those periods when these losses are deductible. As to the limitation on utilizing InSightec’s losses as a result of a merger pursuant to section 103 of the Income Tax Ordinance, at the amount of NIS 85 million , see note 11A.(6).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -	INCOME TAXES (CONT.)

D.	Carry forward losses and deductions: (cont.)

Tax laws in respect of certain Group subsidiaries operating abroad have set a time limitation on the utilization of losses. Accordingly, the right to utilize carry-forward losses in the amount of NIS 335 million, against taxable income, will gradually expire over the following years:

December 31
2009
(in thousand NIS)

2010	7,455
2011	9,447
2012	17,250
2013	28,585
2014 and thereafter	272,259
334,996

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -	INCOME TAXES (CONT.)

E.	Deferred income taxes:

(1)	Composition:

Year ended December 31, 2009:

	Balance as of January 1, 2009	Charge to profit and loss account	Charged to foreign currency translation reserve	Charge to hedging reserve	Foreign currency translation adjustments	Initially-consolidated subsidiary	Balance as of December 31, 2009
	(In thousand NIS)
Accelerated depreciation differences in respect of property plant and equipment and investment property	(29,556)	(3,081)	-	-	275	(668)	(33,031)
Differences between fair value of real estate at acquisition and related cost for income tax purposes	(27,298)	195	-	-	(251)	-	(27,354)
Timing differences - income and expenses	(54,018)	42,304	(2,680)	(348)	(3,454)	(120)	(18,317)
Carry forward tax losses and deductions	45,758	(7,438)	-	-	1,118	-	39,438
Net deferred taxes	(65,114)	31,980	(2,680)	(348)	(2,312)	(788)	(39,264)

Year ended December 31, 2008:

	Balance as of January 1, 2008	Charge to profit and loss account	Charge to foreign currency translation reserve	Charge to hedging reserve	Foreign currency translation adjustments	Balance as of December 31, 2008
	(In thousand NIS)
Accelerated depreciation differences in respect of Property plant and equipment and investment property	(29,596)	(3,584)	-	-	3,624	(29,556)
Differences between fair value of real estate at acquisition and related cost for income tax purposes	(31,727)	92	-	-	4,337	(27,298)
Timing differences - income and expenses	(980)	(*) (59,059)	4,912	3,733	(2,624)	(54,018)
Carry forward tax losses and deductions	7,164	39,354	-	-	(760)	45,758
Net deferred taxes	(55,139)	(23,195)	4,912	3,733	4,577	(65,114)

(*) Mainly in respect of debentures and swap transactions measured at FVTPL.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -	INCOME TAXES (CONT.)

E.	Deferred income taxes (cont.)

(2)	The deferred taxes are presented as follow:

	December 31
	2009	2008
	(in thousand NIS)

Long-term liabilities	(39,264)	(65,114)
Long-term receivables	-	-
	(39,264)	(65,114)

(3)	The Group did not record deferred tax assets in respect of the following items:

	December 31
	2009	2008
	(in thousand NIS)

Accelerated depreciation differences in respect of property plant and equipment and investment property	48,873	33,425
Timing differences - income and expenses	8,427	10,727
Carry forward tax losses and deductions	530,001	435,931
	587,301	480,083

F.	Final tax assessments

The Company, Elscint and certain Israeli subsidiaries have received final tax assessments, through 2003. Certain foreign group companies have received final tax assessments while others have not been assessed since incorporation.

G.	Deferred taxes in respect of investment in investee companies

As of December 31, 2009, the Group did not recorded deferred tax liability, in respect of gains from realization of certain investee companies or upon receiving their retained earning as dividend, in the amount of NIS 303 million.

H.	The total accumulated current and deferred taxes expenses, which were charged directly to the shareholders' equity, as of December 31, 2009, is NIS 3,898 thousands.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS

A.	Commitments

(1)
The Group’s hotels located in the Netherlands and England are managed by Park Plaza Hotel Group ("Park Plaza") and the Group's hotels Located in Romania and Belgium are managed by the Rezidor Group ("Rezidor" and together with Park Plaza "Management Companies"). The respective Group's companies owning the hotels will pay the Management Companies certain agreed upon fee  which will be calculated as percentage from their room revenue ("Base fee") as well as certain agreed upon percentage from their gross operating profit ("Management  fee") and all as defined in the agreements. The companies owning the hotels will also participate in certain portions of the expenses incurred by the Management Companies in the course of performance of their due obligations (mainly marketing and advertising expenses), up to certain percentage of the gross operating profit. Within the terms of the management agreements with Park Plaza the  Group's companies were granted a sub-franchise by Park Plaza allowing them the utilization, throughout the term of the management agreements, of the "Park Plaza" name, in relation to the hotels owned and operated thereby, in consideration for royalties not exceeding certain percentage of their room revenues ("Franchise fee"). See note 26 F.

In the framework of the Bucuresti hotel management agreement, Rezidor undertook to guarantee that the adjusted operating income of the Bucuresti hotel, as from the second year of operation (July 2010), will not decrease below a fixed annual amount, as stipulated in the agreement. The total aggregate amount of the guarantee will not, however, exceed, cumulatively during the term of the agreement, those amounts as stipulated in the agreement. Bucuresti has undertaken to ensure that as from the second year ( July 2010) the aggregate fees payable to Rezidor (Base fees and Management fees) shall not be less than certain agreed amounts as specified in the management agreement, provided that Bucuresti's obligation in this regard is capped at a total agreed amount.

Upon the termination of the management agreement by the Group, the companies owning the respective hotel (except the Bucuresti hotel) are obliged to pay to the respective Management Company an amount equal to the Base fee, the Management  fee and the Franchise fee (if applicable), paid to the Management Company in the 12 months period preceding such termination. In the specific event of a sale of the Victoria Hotel in Amsterdam, Park Plaza shall also be entitled to receive 2.5% of any profit generated from such a sale.

(2)
In 2005 InSightec entered into a worldwide distribution and sale representation agreement with GE Healthcare ("GE"), granting GE the exclusive rights to market and promote InSightec’s product subject to the achievement of minimum sales targets. The agreement allows InSightec to continue to make direct sales of its product worldwide and does not initially apply to Russia and Japan. GE is entitled to a commission based on payment actually received from customers retained from their marketing efforts. In July 2008, GE and InSightec have signed an amendment to the distribution agreement effective from January 1, 2008. According to the amendment GE will continue to distribute InSightec's products, but on non exclusive basis. In addition the rate of GE's commissions was revised and will be based on the deal's structure.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

A.	Commitments

(3)	Minimum future rental payments due under the Group's current operating leases as of December 31, 2009 are as follows:

Year ended December 31,	(in thousand NIS)

2010	39,740
2011	39,378
2012	39,005
2013	37,838
2014	32,574
Thereafter	606,025
794,560

(4)
Aggregate amount of the Group's commitments in respect of construction services and in respect of purchase of plots totaled, as of December 31, 2009, approximately NIS 1,308 million including estimated payments to related party see note 27 A (1).

(5)	(a)
Elbit Trade and Retail Ltd. (formerly Mango) ("Elbit Trade") is a party to a distribution, support and service agreements signed in May 2005 with a third party for a 10-year period, subject to fulfillment of certain conditions, which entitled it to market the brand name MANGO-MNGTM in Israel.

(b)
Elbit Trade is a party to franchise agreement executed in October 2007 with a third party for a term of 5 years (with an automatic renewal for additional 5 years) which entitled it, subject to certain conditions, to market the brand name G-Star in Israel.

(c)
Elbit Trade is a party to a franchise agreement which grant it, subject to fulfillment of certain conditions, the exclusive rights to market Gap and Banana Republic brands names in Israel. The term of the franchise agreement is for 5 years with an extension of additional 5 years, subject to fulfillment of certain conditions that includes among others minimum amounts of purchases.

(6)	As for commitments to related parties- see note 27.

(7)	In relation to commitments deriving from lease agreement with ILA see note 14B (ii)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims

Legal claims have been filed against Group's companies in respect of some of those claims applications have been filed to certify the claims as class actions.

In the opinion of the managements of the Group, which is based, inter alia, on legal opinions as to the chances of the claims, including the applications for their approval as class actions, adequate provisions have been included in the financial statements (including provisions in respect of discontinued operation), where provisions were necessary in order to cover the exposure which resulted from such claims. As of December 31, 2009 the Group included provisions for claims (including claims in respect of discontinued operation) in the total amount of NIS 12 million. See notes 21 and 29.

In the opinion of the managements of the Group's companies, the amount of the additional exposure as of December 31, 2009, in respect of claims that  chances of them being realized is not remote amounts to approximately NIS 642 million. These amounts do not include interest. In respect to requests to certify certain claims as class actions, for which the Group has additional exposure in excess of the aforesaid (due to the fact that the exact amount of the claim was not stated in the claim), see items B1, B2 and B3 below.

Following are the details of the Group's material claims as of December 31, 2009:

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

The Plaintiffs claim continued and systematic oppression of the minority shareholders in Elscint, which caused them monetary damages and which started - so they allege - in the oppressive agreements Elscint made for the realization of the main part of its assets, continued with the sale of the control in Elscint to the EIL and with the breach of a tender offer made by the Company to purchase of the minority shares of Elscint and ended with the agreements executed  by Elscint for the acquisition of the hotel operations and the Arena commercial center in Israel, from EIL and Control Centers, respectively ("September 99 Transactions") at a lower value than the consideration received for them.

Due to these acts, the Plaintiffs allege that the value of Elscint’s shares fell during the period between February 24, 1999 and up until the date at which the claim was instituted from a price of $13.25 per share to a price of $7.25 per share. The main relief which the original claim sought was to order the Company to carry out a tender offer for Elscint's shares at a price of $14 per share, and alternatively, to purchase Elscint's shares held by the Plaintiffs at a price to be set by the court. Further alternatively, the Plaintiffs sought, in their original claim, that the court grants an order prohibiting the execution of the September 99 Transactions and for the restitution of all money paid, if paid within the framework of the above mentioned transactions. Some of the relief sought was also sought as a derivative action on behalf of Elscint.

On January 11, 2009, the district court dismissed Plaintiffs' motion to certify the claim as a class action. On March 26, 2009 the Plaintiffs appealed the decision to dismiss their motion to certify the claim as a class action before the Supreme Court.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims (cont.)

(1)	(cont.)

On May 20, 2009, the Plaintiffs filed a motion for discovery claiming that the court dismissed only their motion to certify the claim as a class action, while their personal and/ or derivative claims were still pending.  On June 30, 2009, the district court dismissed the Plaintiffs motion for discovery. The court expressed, inter alia, its opinion that the Plaintiffs could not continue to plead this case as a derivative claim, and ordered the Plaintiffs to file a notice detailing their reasons as to why should the court not dismiss these proceedings altogether, while maintaining the Plaintiffs' right to file individual claims. On November 5, 2009, 18 out of 31 plaintiffs filed their stand, according to the court's decision of June 30, 2009, regarding the question whether the claim should be dismissed in limine. The rest 13 Plaintiffs have not filed their stand.

The Plaintiffs claimed that all proceeding before the district court should be postponed until the Supreme Court gives its decision on the appeal.

As for a dispute with certain insurer which insured against this law suit –see C 4 below.

The companies legal counsels believe that - In light of the decision to dismiss the claim and the decision on the motion for discovery (in which the court expressed its opinion that the Plaintiffs could not continue to plead this case as a derivative claim); and based on the information and the documents delivered to them and as far as they know at this stage - the probability of the claim being upheld is no greater than 50%

(2)	On September 6, 2006 a third party instituted two claims before the Haifa District Court in which he sued the Company, Elscint, EIL, Control Centers Ltd. and others.

These statements of claim constitute an almost identical copy of the claim detailed in section (1) above and the Plaintiff asked to combine the hearings with those in the above said matter. In the statements of claim the Plaintiff asked to approve the claims he had instituted as class actions, however up to the date of the approval of these financial statements no separate applications have been served to the companies for the certification of the claims as class actions. In the first claim, the Plaintiff alleges acts of oppression towards the Company's shareholders and in the second claim the Plaintiff alleges acts of oppression towards Elscint's shareholders.

The Plaintiff alleges continued and systematic oppression of the minority shareholders in Elscint and the Company, which caused him monetary damages and which started - so he claims- in the oppressive agreements Elscint made for the realization of the main part of its assets, continued with the withholding of information from the stock exchange and from the public, with the sale of the control in Elscint to the Company's controlling shareholder and with the breach of a tender offer made by the Company to purchase of the minority shares of Elscint and ended with the agreements executed  by Elscint for the acquisition of the hotel operations and the Arena commercial center in Israel,  from EIL and Control Centers, respectively ("September 99 Transactions") at a lower value than the consideration received for them.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims (cont.)

(2)	(cont.)

The main relief sought in the claim is compensation consists of (i) punitive damages for the acts of the defendants; and (ii) damages for “mental anguish” to the plaintiff and to the proffered class. In addition, the plaintiff is also suing for compensation for the difference between the price at which Elscint shares were actually sold by the Plaintiff and the proffered class members and in the sum of $14, plus interest and linkage differences since 1999. Furthermore, the Plaintiff is also claiming for harm caused to the value of his holdings in the Company's shares. It will be noted that the statements of claim in both proceedings require certain clarifications, due to the wording of the claims.

In the pre-trial session held at the District Court on February 22, 2007 the Court asked the parties to refer to the question of the appropriateness of the claimant to serve as a class representative and on the issue of the overlap between the claims lodged by the plaintiff and the claim detailed in section (1) above. The parties were given the opportunity to complete their arguments in this matter, and in this framework the Plaintiff asked, inter alia, that he be allowed to take legal representation for the proceedings. All the parties have submitted the completion of their arguments in writing. As of the date close to the approval of these financial statements, no decision has yet been handed down in this matter. On January 24, 2010, the Plaintiff filed a request to examine the documents in Civil Case 1318/99 (in section 1 above). On February 14, 2010 the Defendants filed their responses. The claim was filed in a case that is not known to the Defendants.

The companies legal counsels are of the opinion that- in light of the early stages of these proceedings, before the lodging of statements of defense or responses to the applications to certify the claims as class actions, and even before any substantive hearing has been held on the motion to certify the claim as class action and/or of the claim- it is difficult to evaluate the chances of the proceedings. Nevertheless, the Companies legal counsels are of the opinion that -taking into account, amongst other things, the great similarity with the claim mentioned in section (1) as detailed above, and given that these proceedings were instituted without legal representation for the plaintiff, at this stage, and so long as the plaintiff is not represented in the proceedings-the probability of the claims being upheld is not greater than 50%.

(3)
In September 1999 the Company, Elscint, Elscint's past directors and others were served with a copy of a claim instituted by a shareholder in Elscint. Together with the claim an application was filed to certify the claim as a class action on behalf of everyone who was a minority shareholder in Elscint on the date of instituting the claim and was such a shareholder on February 18, 1999. The plaintiff claim that the Company acted, through Elscint's directors, systemically with the aim of emptying and diluting Elscint of its business, assets, capital and value, whilst enriching other companies in the Group at the expense of Elscint and at the expense of The minority shareholders of Elscint. The Plaintiff also alleges that the several transactions executed by the Company and Elscint in 1998 for the sale of substantially all of their assets and business in the CT, MRI and Focused Ultrasound business as well as a transaction to grant options ("Option Transaction") to the former chairman of the Company, were all done whilst oppressing the minority shareholders of Elscint and in contravention of Section 235 of the Israeli Companies Ordinance.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims (cont.)

(3)	(cont.)

The relief sought in the claim is to order the Company, and alternatively the other defendants, to purchase from the Plaintiff and from the other members of the proffered class, Elscint shares they hold at a price of $27.46 per share, and as interim relief, in order to limit the Plaintiff’s damages, to oblige the Company to realise execute its undertakings dated February 18, 1999 to acquire the above said shares at a price of $ 14 per share ("Tender Offer Claim").

On March 31, 2009, the district court stroke out, in limine, the causes of action in respect of the Options Transaction and the Tender-Offer Claim.

The scope of the class action claim (as amended in October 1999 and following the stroke out of the aforementioned cause of actions as detailed below) is estimated by the plaintiff at approximately $158 million and its personal damages (as amended in October 1999) are estimated by him at approximately $0.6 million.

The companies legal counsels believe that-to their best understanding-and also considering, inter alia,  that this matter is in its preliminary stages and that responses have not yet been submitted to the application to certify the claim as a class action, nor have statements of defence been lodged, nor has any hearing been held on material matters on the motion to  the certify the claim as a class action and/or on the claim itself, and also considering the fact that they have not yet received all the information and documents in connection with this claim, and they have not yet interviewed all the relevant entities - the probability of the claim being upheld is not greater than 50%.

(4)
Elscint and its subsidiaries are parties to several written demands as well as certain court claims, filed against them by third parties (including governmental institutions), some without any specified amount, and others in the aggregate principal amount of $52 million (NIS 196 million), as royalties or compensation for damages allegedly caused as a result of the companies’ actions and/or products, which mainly relate to the medical imaging business sold by Elscint in 1998 and 1999. Management of the companies based-inter alia- on legal opinions and/or on past experience, believes that no significant costs will incur thereof as a result of said claims and or written demands exceeding the provisions included in respect thereof in the financial statements.

(5)
During March 2007 the Romanian National Department of Anticorruption resumed a criminal investigation against number of suspects for certain events relating to the period prior to the acquisition of control in Bucuresti by the Group's subsidiary ("Domino"). Such criminal indictment was returned-in December 2005- by the Romanian court to the prosecution office due to lack of substance. Such criminal investigation may have an indirect effect on the validity of the privatization and thereby an indirect effect on the Group's rights in Bucuresti, notwithstanding Domino is not being investigated. Based on layers advice the outcome of such legal procedures is uncertain, however as long as domino will continue to be a party  not implicated in this case the likelihood of a negative effect on this financial statement is remote. On November 10, 2008 the National Anticorruption Directorate ordered to release all the defendants in the case file from criminal pursuit, as well as to remove the preventive measures taken in the case .As of the date of approval of these financial statements, such decision has not been challenged.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims (cont.)

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

In addition, in January 2008 the plaintiff instituted an additional action against the Company's chairman of the board and Control Centres Ltd in the District Court of Tel Aviv. In this action the court was asked, inter alia, to issue a mandatory order against the defendants instructing them to transfer to the plaintiff 3% of their holdings in the shares of Olive Software Ltd.( an associate of the Company) and another company within the EIL group and furthermore to issue a mandatory order against the defendants instructing them to transfer to the plaintiff a further 3% of the said holdings, against the price and for the conditions as set out in the agreement which is the subject matter of the claim. Alternatively, the court was asked to order the defendants to indemnify the plaintiff for the economic damages he allegedly sustained due to the non-transfer of the said shares and options. The plaintiff evaluated the action in the sum of NIS 5.6 million. In February 2008, the defendants lodged their application to dismiss the action in limine due to the lack of jurisdiction and lodged an urgent application for the granting of temporary relief for extending the date for submitting the statement of defence. On May 28, 2008 the court accepted the defendants' request and dismissed the action in limine. On September 3, 2008, the plaintiff filed to the Regional Labour court a claim against the defendants. The claim is a copy of the claim mentioned above, that was rejected by the District Court in Tel- Aviv.

The Company's legal counsels noted that in these claims, the plaintiff did not ask for a financial remedy from the Company. Accordingly, no adjustments were made in these financial statements in respect of these claims.

The Company's legal counsels believes that-to the best of their understanding and also considering, inter alia, that these matters are in preliminary stages, nor has any hearing been held on material matters on the claims, and also considering the fact that they have not yet received all the information and documents in connection with these claims- the probability of the said claims being upheld is not greater than 50%.

In May 2006 the plaintiff instituted an action against the Company, the Company's Chairman of the board and Control Centers. In the action the court was asked to declare the annulment of any resolution passed, if any, and/or to be passed, by the Company, by use of the shares which are the subject of the rights alleged by the Plaintiff, dealing with the grant of any benefits to the Company's chairman of the board and/or to Control Centers and/or members of the board of directors and/or the management companies under the control of the Company's chairman of the board and/or Control Centers and all with connection with the Company's general meeting to be held on May 31, 2006.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims (cont.)

(6)	(cont.)

Alternatively, the court was asked to hold that at every meeting to be convened as stated, the shares which are the subject of the alleged rights of the plaintiff be counted in the part objecting to the passing of the said resolutions, whilst maintaining the plaintiff's rights to institute the appropriate legal proceedings to prevent harm, to him as a minority shareholder in the Company. Further alternatively, the court was asked to find that at every meeting to be convened for the passing of such a resolutions, the shares which are the subject of the plaintiff’s alleged rights will not be counted as agreeing with the said resolutions and not as part of the objecting votes, whilst maintaining the plaintiff’s rights to institute the said proceedings. Underlying this action is a factual base which is similar to additional claims made by the plaintiff against the Company's chairman of the board and companies controlled by him as described above. Following the defendant's request, on December 4, 2008 the court handed down its decision to postpone the proceeding in this matter till a ruling on the other actions filed by the plaintiff will be handed down by the court.

The Company's legal counsels noted that in this claim, the plaintiff did not ask for a financial remedy from the Company and the maximum exposure to a financial remedy from the Company, manifested in the payment of the attorney’s fee and/or court expenses.

The Company's legal counsels believes that-to the best of their understanding (and also considering, inter alia, that this matter is in its preliminary stages, and that statements of defense have not yet been lodged, nor has any hearing been held on material matters on the claim, and also considering the fact that they have not yet received all the information and documents in connection with this claim, and they have not yet interviewed all the relevant entities), the probability of the claim being upheld is not greater than 50%.

(7)
Clal Insurance Enterprises Holdings Ltd (Clal) and the company turned a dispute which arises between them to Mediation proceeding, with respect to a set of agreements between the parties, dated June 30, 2008 (Shareholders Agreement, Share purchase Agreement and a Convertible Note). The dispute between the parties includes mutual claims of breach of contract, regarding to the aforesaid agreements.

The company claims that the Share Purchase Agreement ("SPA") was terminated due to the fact that a condition precedent to it had not fulfilled and that consequently, according to the SPA, The company is entitled to be repaid for the Advanced Payment Loan which was paid by it under the SPA, in the amount of NIS 20 million ( $ 6 million) linked to the Israeli CPI and bears interest of 5%. On the other hand, Clal claims that the Company acts and omissions caused the failure in fulfillment of the condition precedent and therefore, terminated the SPA while causing Clal damages in the estimated amount, for the mediation proceeding, of 67 million NIS

In the management opinion based on legal advice and under the SPA, direct and indirect damages are limited to a cap of no more than $ 1 million.

The parties have submitted their pleadings to the mediator. At this stage the mediation is still pending.

(8)
The Company and its subsidiaries are currently involved in various legal proceeding relating to their ordinary course of activities. Although the final outcome of these claims cannot be estimated at this time, the managements of these companies believe based on legal advice, that the claims will not materially impact the Group companies.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

C.	Other contingent liabilities

(1)
The General Meeting of the Company's shareholders approved the grant of prospective indemnification undertaking to directors (including the controlling shareholder) and officers (including in their capacity as officers of subsidiaries). Total aggregate indemnification shall not exceed the lower of 25% of the shareholders' equity as recorded in the Company's most recent financial statements prior to such payment, or $40.0 million, and all in excess of an amount paid (if paid) by insurance companies under certain risk policies. The Company’s shareholders also approved an exemption of directors and officers (other than controlling parties) from liability for any damage caused by breach of a duty of care towards the Company.

(2)
Elscint's shareholders approved in their General Meeting (in October 2000), the grant of prospective indemnification undertaking to directors and officers  of Elscint (including in their capacity as officers of subsidiaries). Total indemnification shall not exceed the lower of 25% of the shareholders' equity as set forth  in Elscint's most recent consolidated financial statements prior to such payment or $50.0 million, in excess of any amounts paid (if paid) by insurance companies pursuant to insurance policies maintained by the Company from time to time. Elscint’s shareholders also approved an exemption of directors and officers from liability in respect of any damage caused to Elscint by breach of duty of care.

(3)	a.
PC is obliged to indemnify and to hold harmless its directors and officers, to the fullest extent permitted by the laws of any relevant jurisdiction, against any liability arising out of their powers, duties or responsibilities as a director or officer of any PC group member. Such indemnification was approved for grant by PC's board. In November 2007 the Company's shareholders approved the grant of deed of indemnity to one of PC's directors who serves as a non- executive director of PC and to the Company's and PC's Executive Chairman of the Board and its controlling shareholder, save that the maximum indemnification to the Chairman shall not exceed 25% of the shareholders equity of PC based on PC's last consolidated financial statements prior to such payment.

b.
InSightec is obliged to indemnify and to hold harmless its directors and officers, to the fullest extent permitted by the laws of any relevant jurisdiction, against any liability. The total indemnity for each Insightec's officer, in accordance with the letter of indemnity (in addition to the amounts received from the insurers), will not exceed the lower of 10 million dollars and one million dollars with the addition of 25% of Insightec's shareholders' equity, in accordance with its latest audited financial statements (as long as the equity capital is positive) with the addition of the reimbursement of legal expenses totaling 1 million dollars, subject to the terms and conditions laid down in the letter of indemnity. Furthermore, Insightec granted the officers and Directors an exemption from all responsibility and any damage that will be caused to Insightec by them, in case of breaching their obligation of caution, (with the exception of the breach of the obligation of caution in division, as defined in the Israeli Companies Law) subject to the Israeli Companies Law. The granting of the letter of indemnity and the exemption are subject to the approval of the Company's shareholders' meeting.

c.
On September 10, 2006, Gemida (affiliate company) granted its Board of Directors, a letter of indemnity for any monetary obligation with respect to a claim, including a compromise agreement or arbitration verdict, carried out during the time of the service of as Gemida's Director, as well as with respect to reasonable legal expenses including payments of legal fees for a procedure or investigation that will be conducted against the Director.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

C.	Other contingent liabilities (cont.)

(4)	a.
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

(5)
In the framework of the transactions for the sale of the Group's real estate assets, the Group has undertaken to indemnify the respective purchasers for any losses and costs incurred in connection with the sale transactions. The indemnifications usually include: (i) Indemnifications in respect of integrity of title on the assets and/or the shares sold (i.e: that the assets and/or the shares sold are owned by the Group and are clean from any encumbrances and/or mortgage and the like). Such indemnifications generally survived indefinitely and are caped to the purchase price in each respective transaction. To the company's management best knowledge as of the approval date of these financial statements, no claim of any kind was received at the Group with respect to these indemnifications; and (ii) Indemnifications in respect of other representation and warranties included in the sales agreements (such as: development of the project, responsibility to defects in the development project, tax matter and others). Such indemnifications are limited in time (generally 3 years from closing) and are generally caped to 25% to 50% of the purchase price. The Tax authorities have challenged the applied tax treatment in two of the entities previously sold. Currently the issue is being re-examined by the first instance of the authorities. The Group's management estimates, based inter alia on a professional opinion and past experience that no significant costs will be born thereby, in respect of these indemnifications.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

C.	Other contingent liabilities (cont.)

(6)
A former subsidiary of PC incorporated in Prague, Czech Rep. ("Bestes"), which was sold in June 2006 is a party to an agreement with a third party ("Lessee"), for the lease of commercial areas in a center constructed on property owned thereby, for a period of 30 years, with an option to extend the lease period by additional 30 years, in consideration for € 6.9 million (NIS 37.5 million), which as of the balance sheet date has been fully paid. According to the lease agreement, the Lessee has the right to terminate the lease subject to fulfillment of certain conditions as stipulated in the agreement. Within the framework of the agreement for the sale of Bestes to Klepierre in June 2006, it was agreed that PC will remain liable to Klepierre in case the Lessee terminates its contract.  PC’s management is of the opinion that this commitment will not result in any material amount due to be paid by it.

(7)
In 2001, the "Elezra Group" won the right to purchase, through privatization, the shares of the State of Israel owned Afridar - Ashkelon Housing and Development Ltd. ("Afridar"). The Elezra Group consists of Elezra Developments and Investments Ltd. ("Elezra") and Elbit Medical Holdings Ltd. - a subsidiary of the Company ("Elbit Holdings"), as well as the Company and Mr. Eli Elezra as an interested party (altogether: the "Group"). Immediately following the win of the right, the members of the Group signed a principle-agreement so as to regulate and govern the relations thereof, according to which Elezra would bear the entire acquisition costs of the Afridar shares (NIS 80 million), while the Company and/or Elbit Holdings would hold the Afridar shares, which would be registered in their name, in trust for Elezra.

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

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

D.	Liens, collateral and guarantees

(1)	a.
As security for a loan of NIS 258 million granted to the Company by an Israeli bank, the Company undertook not to pledge, in favor of third parties, any existing and prospective assets, without the bank’s prior consent (excluding pledges of new assets and/or projects granted in favor of those who financed or refinanced -the acquisition and/or execution of same). The Company further undertook to provide under certain circumstances, some additional securities as detailed in the agreement, including a secondary lien on assets and interests acquired through funds provided by the credit line.

b.
As security for loans totaling NIS 92 million granted to the Company by another Israeli bank, the Company undertook, in favor thereof, not to pledge the majority of its shares in Elscint, without the bank’s prior consent.

(2)
As security of a long term credit facility of NIS 52 million received from an Israeli bank, Elscint has registered, as a security for the credit, a first-ranking pledge in favor of the bank on the B.H shares and granted certain additional first and second ranking pledges on shares of subsidiaries owned thereby. Elscint also undertook not to grant any floating or fixed charges of any rank, on any existing and prospective assets, in favor of third parties, without the bank’s prior consent (excluding pledges of assets and/or projects, granted in favor of those who financed or refinanced -the acquisition and/or execution of same). Elscint further undertook to provide additional collateral, as detailed in the agreement, including first or second ranking pledges on assets and interests acquired by means of the credit line, and all as may be required by the bank.

(3)	Projects under credit facilities

Certain Project Companies which engaged in the purchase, construction or operation of hotels and/or commercial centers ("Project Companies") have secured their respective credit facilities awarded by financing banks, in a total amount of NIS 2,496 million, by providing the first or second ranking (fixed or floating) charges on property owned thereby, including, mainly, right in and to real estate property as well as the financed projects and the revenues and profits derived from them, on goodwill and other intangible assets, on rights pertaining to certain contracts (including lease, operation and management agreements), on rights arising from insurance policies. Shares of Project Companies were also pledged in favor of the financing banks. Shareholders loans as well as any other rights and/or interests of shareholders in and to the Project Companies were subordinated to the respective credit facilities. Payment is permitted to the shareholders subject to fulfilling of certain preconditions.

The Project Companies undertook not to make any disposition in and to the secured assets, not to sell, transfer or lease any substantial part of their assets without the prior consent of the financing bank. In certain events the Project Companies undertook not to allow, without the prior consent of the financing bank, mainly : (i) any changes in and to the holding structure of the Project Companies nor to allow for any change in their incorporation documents; (ii) execution of any significant activities, including issuance of shares, related party transactions and significant transactions not in the ordinary course of business; (iii) certain changes to the scope of the project; (iv) the assumption of certain liabilities by the Project Company in favor of third parties; (v) receipt of loans by the Project Company and/or the provision thereby of a guarantee to third parties;

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

D.	Liens and collateral (cont.)

(3)	Projects under credit facilities (cont.)

The Company and Elscint guarantee fulfillment of certain project companies’ obligations under loan agreements up to an aggregate amount of NIS 370 million. PC guarantee fulfillment of obligations under loan agreements in respect of its project companies up to an aggregate amount of NIS 169 million.

PC has committed to repay 43.5% of the outstanding Part of the Alom Sziget (refer to note 8C (i)) bank loan in the amount of EUR 21(NIS 114) million in case Alom Sziget fails to do so.

(4)	As to bank deposits made to secure long term borrowings, short term credits and other liabilities of the Group - see note 30C.(7).

(5)
Within the framework of the franchise and support agreements executed by Elbit Trade with third parties (see notes 23.A.(5)), Elbit Trade has furnished the third parties with letters of credit in the aggregate amount of € 6.4 million (NIS 35 million) in order to secure payments to the third parties under the agreements.

E.	Financial covenants

(1)
Within the framework of a loan agreements executed by the Company with an Israeli bank, the balance of which as of December 31, 2009 NIS 258 million (see note 19D (i)), the Company undertook to comply with financial covenants, including, among other, an undertaking to maintain throughout the term of the credit a minimum ratio of "adjusted shareholders equity" of the Company to its "adjusted balance sheet," all as defined in the agreement. The Company also committed to a minimum "net operating profit", before financial expenses and before depreciation and amortization. The Company further committed to a minimum "net asset value" of PC (after deduction of loans, including shareholders' loans) which is to be determined by an external appraiser. The covenants will remain in full force and effect for as long as the credit provided by the bank to the Company or to EIL exceeds $30.0 million (NIS 113 million). Should the Company fail to comply with all or any of said financial covenants, or upon the occurrence of an event of default (including failure to provide additional securities), the bank shall then be entitled to demand the immediate repayment of the loan.

Upon consummation of the transaction for the sale of the commercial and entertainment centers, the issuance of the debentures by the Company and the Initial Public Offer (IPO) of PC's shares in the LSE, the Company is conducting negotiations with the bank with the view of mutually rescheduling the rate and scope of repayments and the other terms of credit. In the framework of re-examining various terms contained in the loan agreements, the bank and the Company have reached written understandings according to which (i) repayment of loans the Company was obliged to repay as a result of sales of certain commercial centers, issuance of debenture and the PC's IPO, as stipulated in the loan agreements, is not yet required prior to January 1, 2011; (ii) principal repayment of loans, which the bank had provided the Company with and which repayment dates had fallen prior to December 31, 2009, is not yet required prior to January 1, 2011, subject to payment by the Company of all interest due; (iii) as of December 31, 2009, the bank did not demand that the Company will comply with the covenants stipulated in the loan agreement except for maintaining a minimum rate of "adjusted shareholders' equity" of the Company to its "adjusted balance sheet". As of the balance sheet date, the Company is in compliance with this covenant and accordingly, the balance of the bank credit was classified as long-term loan.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

E.	Financial covenants (cont.)

(2)
Within the framework of a loan agreements executed by Elscint with an Israeli bank, the balance of which as of December 31, 2009 amounted to NIS 52 million (see note19D (i), Elscint undertook to comply with certain financial covenants, namely maintaining a minimum ratio of shareholders’ equity to total balance sheet assets and others. Should Elscint fail to comply with the financial covenant, or upon the occurrence of certain events of default, then the bank shall be entitled to demand immediate repayment of the loans.

In the framework of re-examining various terms contained in the loan agreement, the bank has informed Elscint that: (i) repayment of a principal amount of € 9.6 million (NIS 52 million) is not yet required till January 1, 2011 subject to repayment by Elscint of all interest payments; (ii) as of December 31, 2009 the bank did not demand that Elscint will comply with the covenants stipulated in the loan agreement except for maintaining a minimum rate of "adjusted shareholders' equity" of the Company to its "adjusted balance sheet.  As of the balance sheet date, Elscint is in compliance with this covenant and accordingly, the balance of the bank credit was classified as long-term loans.

(3)
Within the framework of loan agreements executed by the Group's Project Companies (i.e., companies which engaged in the purchase, construction and  operations of hotels and/or commercial centers), the Project Companies have undertaken to comply with certain financial and operational covenants, namely: complying with "a minimum debt service cover ratio", "loan outstanding amount" to secured assets value ratio; complying with certain restrictions on interest rates; maintaining certain cash balances for current operations; maintaining equity to project cost ratio and net profit to current bank's debt; occupancy percentage; average room or rental fee rates, a minimum "ratio of total room revenue per available rooms" and others. Should the Project Companies fail to comply with said financial covenants, or upon the occurrence of certain events of default, then the bank shall be entitled to demand immediate repayment of the loans.

As of the balance sheet date the Group's Project Companies are in compliance with all said covenants except for the following:

(i)
As of December 31, 2009, a Project Company in the hotel segment which has been granted with a long term loan in the amount of approximately NIS 116 million is in breach of certain covenants under the loan agreement. The parties to the agreement follow the terms and conditions provided therein in respect of the long term repayment schedule or in accordance with the agreement with the bank, as the case may be accordingly, the total outstanding loan, as of December 31, 2009, has been classified to current maturity of long term debts within the current liabilities.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

E.	Financial covenants (cont.)

(ii)
As of December 31, 2009, Project Companies ("Borrowers") in the hotel segment have been granted with a long-term loan in which the Group's share is approximately NIS 568.6 million. The facility agreement which is non-recourse to the shareholders of the Borrowers, or to any affiliates of the Borrowers, contains a debt service cover ratio ("DSCR") covenant by which the ratio of net operating income (including relevant management fees) to debt service cost, on a quarterly basis, must not be less than agreed upon level, all as specified in the facility agreement. In the context of determining whether the Borrowers are in compliance with such covenant, the bank has disputed the inclusion in net operating income of the hotels of certain revenue received from, and expenses paid to, affiliates of the Borrowers on the ground, inter alia, that the relevant transactions were in breach of the facility agreement, since, in the opinion of the bank, they entered into other than on arm’s-length commercial terms in the ordinary course of the Borrowers’ business. If the disputed transactions were to be excluded from net operating income, the DSCR covenant for the fourth quarter of 2009 would not have been met, and as a result the Borrowers would not have been in compliance with the DSCR covenant with respect to said quarter. In that event, or if the transactions were not on arm’s-length commercial terms in the ordinary course of the Borrowers’ business, there would be an event of default under the facility agreement, which entitles the bank to demand immediate repayment of all amounts outstanding under the facility agreement. As of December 31, 2009 and the approval date of the financial statements the bank has not yet sought to exercise any right of acceleration. However, in January 2010, the bank notified the Borrowers that it indents to commence declaratory proceedings in the High Court seeking declaration that an event of default has occurred under the facility agreement. However, as of the approval date of these financial statements, such proceedings have not yet been initiated by the bank.

The Borrowers strongly disagree with the bank's view and claim, based on legal advice obtained, that the relevant transactions should be included in the computation of the DSCR covenant, or alternatively, on each payment date and as permitted by the facility agreement, an appropriate cure to the DSCR covenant was made by the Borrowers. The Borrowers also believe, based on legal advice obtained, that all the relevant transactions were entered into on arm’s-length commercial terms in the ordinary course of business of the hotels. In addition, prior to the commencement of the dispute with the bank and subsequently, the Borrowers have fully complied on a timely basis with their payment obligations under the facility agreement, both as to principal and interest.

Currently, the Borrowers and the bank maintain negotiations in order to settle the dispute and to reach new commercial understandings concerning the terms of the facility agreement. However, due to the lasting dispute with the bank, which has not been settled as of the approval date of the financial statements, and hence there is uncertainty, as of the balance sheet date, whether a settlement agreement shall be reached and if not, how the dispute shall be resolved and whether the Borrowers' position that they were in compliance with the DSCR covenant will be accepted, Company's management reached a conclusion that, under these circumstances, it is more appropriate to classify the loan as of December 31, 2009 as a short-term liability, rather than presenting it as a long-term liability.

(iii)
PC's subsidiary which has been granted with a loan the balance of which as of €39 million (NIS 212 million) for financing construction of trading property is not in compliance with certain covenants included in the loan agreement. PC negotiating with the financing bank in respect of settling the bank requirement and a waiver on all covenants was provided until June 30, 2011. Such loan is presented within the short term credit.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 -	SHARE CAPITAL

A.	Composition:

	Ordinary shares
	of NIS 1.00 par value each
	December 31
	2009	2008	2007

Authorized share capital	50,000,000	50,000,000	50,000,000
Issued and outstanding (*)	25,461,490	25,454,703	25,454,524

(*)	December 31, 2009, 2008 and 2007 - excluding 2,800,000 treasury shares.

The increase in the share capital during the years ended December 31, 2009 and 2008 is attributable to exercise of options by Offerees into the Company's shares. See note 25 A.

The Ordinary Shares confer upon the holders thereof all rights accruing to a shareholder of the Company , inter alia, the right to receive notices of, and to attend meetings of shareholders; for each share held, the right to one vote at all meetings of shareholders; and to share equally, on a per share basis, in such dividend and other distributions to shareholders of the Company as may be declared by the Board of Directors in accordance with these Articles and the Companies Law, and upon liquidation or dissolution of the Company, in the distribution of assets of the Company legally available for distribution to shareholders in accordance with the terms of applicable law and these Articles. All Ordinary Shares rank pari passu in all respects with each other.

B.	Dividend declared

(1)
On April 19, 2007, the Company has distributed a dividend in the amount of NIS 160.9 million (which represents NIS 6.3 per share). Out of the said amount, NIS 0.7 million was paid to employees and was recorded as salary expenses in 2007 financial statements.

(2)	On June 2, 2008, the Company has distributed a dividend in the amount of NIS 168.0 million (which represents NIS 6.6 per share).

(3)
In January  2007, the Company's board of directors, has adopted a dividend distribution policy (the "Policy"), pursuant to which the Company will distribute a cash dividend of at least 50% of its surpluses generated by the Company every year, provided such dividend does not exceed 50% of the cash flow accrued by the Company from dividends and repayment of owners' loans received by the Company from its subsidiaries in that year, all in accordance with the Company's audited and consolidated annual financial statements. The Company will publish a detailed report with respect to any such distribution under the Policy, at a time close to the publication date of its annual financial statements for the previous year.

Any distribution of dividends under the Policy is subject to a specific resolution of the Company's board of directors which shall determine the Company's compliance with the distribution criteria, as prescribed in the Companies Law, as may be from time to time, and to any applicable law. In reaching such resolution, the Company's board of directors will take into account; inter alia, the Company's liabilities and undertakings towards third parties, the Company's cash-flow needs and financing resources available to the Company. The board of directors is authorized in its sole discretion to change or terminate the Policy at any time. The adoption of the Policy does not serve to constitute any undertaking towards any third party.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -	OPTIONS PLANS

A.	Options plan adopted by the Company

In March 2006, the Company's audit committee and board of directors adopted option plan for the grant of up to 1,000,000 non-marketable options to the employees, directors and officers of the Company and companies under its control ("2006 Option Plan). The Options will be granted to the employees, directors and officers of the Company and companies under its control ("Offerees") for no consideration. The exercise price per Option will be the lower of: (i) the average closing price of the Company's shares on the Tel Aviv Stock Exchange ("TASE") during the 30-trading day period preceding May 31, 2006 (the date of the option plan approval by the Company's shareholders' meeting) or (ii) the average closing price of the shares on the TASE during the 30-trading days period preceding the date of grant of the options  (the “Exercise Price”). The Exercise Price of each option will be reduced upon distributions of dividend by the dividend per share net of tax. The exercise mechanism of the options into the Company’s shares will be as follow: At the exercise date the Company shall issue to each option exercised shares equal to the difference between (A) the opening price of the Company's shares on the TASE on the exercise date, provided that if the opening price exceeds 166% of the Exercise Price, the opening price shall be set as 166% of the Exercise Price ("Caped Exercise Price"); less (B) the Exercise Price of the options; and the result (A minus B) will be divided by the Caped Exercise Price.

In January 31, 2007 the Company’s audit committee and board of directors approved an amendment to the 2006 Option Plan according to which the Caped Exercises Price of each option will be NIS 200.0 instead of NIS 166.0. Such amendment terms were applied immediately to all Offerees other than the Company’s directors, in respect of which the amendment terms were applied following the approval of the Company’s shareholders meeting on November 1, 2007.

On August 5, 2008, the Company’s board of directors adopted an additional amendment to the 2006 Option Plan increasing the number of options issuable under the 2006 Option Plan from 1,000,000 to 2,000,000. In addition, the exercise price of each option which will be granted following that date (including options in the pool) will be determined based on the average closing price of the Company's shares on the TASE during the 30-trading day period proceeding the grant date. The options were granted to the Offeress (other than the Company's directors) on October 6, 2008 at an exercise price of NIS 44.1 per option. On November 16, 2008 the Company's board of directors amended the exercise price of the options granted in October 2008 to be NIS 32.0 per option instead of NIS 44.1 per option.

In May, 2009 the Company’s audit committee and board of directors approved an amendment to the Company's 2006 Option Plan. Such amendment will apply to all Offerees (other than the Company's directors) which have been granted the options during 2006. Under the amended plan the following terms would apply to 377,250 options (i) the Exercise Price was reduced from NIS 89.7 (the original Exercise Price less adjustments to dividend) to NIS 60 per option ;(ii) the Caped Exercise Price has been reduced to NIS 120 instead of NIS 200; and (iii)  the options' term was extended to 7 years from the grant date instead of 5 years in the original plan. In addition the term of 14,000 options were extended to 7 years without any change in the Exercise Price and the Caped Exercise price.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -	OPTIONS PLANS (CONT.)

A.	Options plan adopted by the Company (cont.)

The vesting period of the options will occur ratably over a three years period (33.33% of the Options shall vest on each of the first three anniversaries of the date of grant) (the “Vesting Period”). Following is the activity in the Company's 2006 Option Plan:

	Number of options
	Year ended December 31
	2009		2008		2007
	Number of options (i)(ii)	Weighted average exercise price (iii)	Number of options (i)(iii)	Weighted average exercise price (iii)	Number of options (i)	Weighted average exercise price(iii)
		(NIS)		(NIS)		(NIS)
Balance at the beginning of the year	1,683,499	54	848,083	89.7	857,250	89.7
Granted	129,000	32	836,750	32	-	-
Exercised	(14,749)	51	(1,334)	89.7	(500)	89.7
Forfeited	(16,833)	86	-		(8,667)	89.7
Balance at the end of the year	1,780,917	52	1,683,499	61.0	848,083	89.7

Options exercisable at the year end	1,096,999	65	564,499	89.7	285,250	89.7

(i)
Include 353,500 options which were granted to the Company's directors (excluding the Company's chairman of the board) at an exercise price of NIS 100.0 per option. Such grant was approved by the Company's shareholders in May 2006.

(ii)
Include 250,000 options which were granted to the Company's directors (excluding the Company's chairman of the board and external directors) at an exercise price of NIS 32.0 per option. Such grant was approved by the Company's shareholders in December 2008.

(iii)	After adjustments in respect of dividend distributions subsequent to the grant date.

The weighted average contractual life of the options outstanding as of December 31, 2009 is 3.14 years. The average estimated fair value of the options was calculated based on the Binominal model based on a report of a third party expert, using the following assumptions:

	Year ended December 31
	2009		2008		2007

Risk free interest rate (%)	3.45-4.14		3.9-6.5		4.85
Exercise coefficient	2.34		2.3-3.5		2.0
Contractual term	5-7		5		3.67
Expected volatility (%)	60.85-64.63		47.2-57.8		37.3-38.3
Expected dividend yield	None		None		None
Forfeited (%)	0		0-2		2
Total cost of benefit (NIS thousand)	9,229	(iii)	13,819	(ii)	15,564	(i)
Expenses recognized	13,957		10,932		19,427

(i)	Represent additional cost in respect of the amendment of the option plan in January 2007 (see above).

(ii)	Include NIS 1,475 thousands in respect of amendment of the exercise price in November 2008 (see above).

(iii)	Include NIS 1,455 thousands in respect of amendment of the exercise price, caped exercise price and the option term in May 2009 (see above)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -	OPTIONS PLANS (CONT.)

B.	Options plan adopted by PC

On October 26, 2006 PC’s board of directors approved the grant of up to 33,834,586 non-negotiable options over PC’s ordinary shares to PC’s board members, employees in PC’s group and other persons who provide services to PC including employees of the Group (”Offerees”). The options were granted to the Offerees for no consideration. The exercise price of each option shall be the average price of PC’s shares in the London Stock Exchange during the 5-day period before the date of grant (“Exercise Price”).

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

The options vest over a three year period following the grant date, in equal parts (the “Vesting Periods”), and will expire after five years following the grant date.

On November 25, 2008 PC’s general shareholders meeting and board of directors approved to amend the Exercise Price of all options granted more than one year prior to October 25, 2008 ("Record Date") to the average closing price of the shares on the LSE during the 30-day period ending on 25 November 2008 (i.e: £0.52 per option). In addition, the amendment plan determined that all Options that were not vested on the Record Date shall vest over a new 3 (three) years period commencing on the Record Date, in such way that each year following that date 1/3 (one third) of such options shall be vested. Furthermore, the option term was extended in additional 2 (two) years to a total period of 7 (seven) years, which starts at grant date. The abovementioned 180% limit on the potential benefit from each option was changed to a cap of GBP 3.24 per option. The number of options which were modified under the amendment was 28,182,589. The incremental fair value granted (i.e: the increase in fair value of the share options measured immediately before and after the modifications) as a result of the above-mentioned modifications was approximately NIS 34.0 million which will be recognized over the new vesting period or immediately for vested options. The immediate affect of the modification on the 2008 profit and loss statement was an expense of approximately NIS 9.5 million. Following the modification of the employee share option plan, the contractual life of the options (7 years) is used for future grants and the assumed early exercise multiple (suboptimal factor) is 3 for management and 2.5 for Employees due to the cap of 324 pence

Following the modification of the option plan, the maximum number of shares issuable upon exercise of all outstanding options, as of the balance sheet date, is 21,201,017.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -	OPTIONS PLANS (CONT.)

B.	Options plan adopted by PC (cont.)

Following is the activity in PC's option plan:

	Number of options
	Year ended December 31
	2 0 0 9		2 0 0 8		2007
	Number of options (i)	Weighted average exercise price	Number of options (i)	Weighted average exercise price	Number of options (i)	Weighted average exercise price
		(GBP)		(GBP)		(GBP)

Balance at the beginning of the year	30,115,208	0.52	28,945,704	1.81	26,108,602	1.80
Granted	1,335,000	0.80	3,625,000	1.67	4,093,572	1.88
Exercised	(2,970,976)	0.52	(131,711)	1.80	(303,471)	1.80
Forfeited	(2,223,750)	0.50	(2,323,785)	1.81	(952,999)	1.81
Balance at the end of the year	26,255,482	0.532	30,115,208	0.60	28,945,704	1.81

Options exercisable at the year end	12,800,446		9,031,603		8,195,777

(i)
Include 5,424,436 options, which were approved for grant on November 1, 2007 by the Company's shareholders meeting, to the Company's chairman of the board, who is also non executive director in PC and certain Company's directors, respectively.

Following the modification of the option plan (as mentioned above) the options outstanding at December 31, 2009 have an exercise price in the range of £ 0.52 to £ 1.64 and a weighted average contractual life of 4 years. The weighted average share price in respect of options exercised in 2009 was £1.32 (2008:  £2.29; 2007: £2.3).

The average estimated fair value of each option granted was calculated based on the binominal-lattice model, based on a report from a third party expert, using the following assumptions:

	Year ended December 31
	2009	2008 (ii)	2007

Risk free interest rate (%)	0.65-4.57	2.89-4.82	4.62-5.55
Expected life of options (years)	5-7	5-7	5
Expected volatility (%)	49-61	35-51	25-35
Expected dividend yield	-	-	-
Forfeited (%)	2.5-5.9	2.5-6	2.5-7.5
Suboptimal exercise multiple	2.39-3	1.8-3	1.8
Total cost of benefit for options granted(or modified) during the year (NIS thousands)	2,905	47,058	25,215	(i)
Expenses recognized during the year (NIS thousands)	29,461	49,820	65,575

(i)
Include NIS 8.8 million in respect of re-measurement of 5,424,436 options granted by PC in October 2006 to the Company's chairman of the board and certain of the Company's directors, which was approved for grant by the Company's general shareholders meeting on November 1, 2007.

(ii)	Include NIS 34.0 million in respect of the modification of the option plan in November 2008 (see above).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -	OPTIONS PLANS (CONT.)

B.	Options plan adopted by PC (cont.)

Due to the changes in the global economics, PC's management is of the opinion, that the data regarding share prices and companies' volatilities do not reflect correctly the future results. The stock prices data of PC during the last quarter of 2008 presents a high volatility that is in irregular form, and therefore could not be implemented as the expected volatility for the relevant term of the options. Since PC has been publicly traded for two years only by the end of 2008, the state of the financial markets at the end of 2008 affected PC's volatility in a greater manner and in the opinion of PC’s management was not reflecting the predicted volatility. In order to estimate PC's expected volatility, the calculation was based on PC's share performance during the two and a half years for the granted date, and a comparison to similar companies with historical share price of five to seven years. The difference in the volatility between those two and a half / years and five to seven years, while neutralizing the fourth quarter of 2008 for each company is significant. Therefore, the implemented volatility for option granted in 2009 was set at range of 49% -61.11% (2008-volatility set at 35%- 51.1%), which takes into account the influence of the markets if PC has been publicly traded for a longer period. The expected volatility for options granted in 2007 was based on companies in comparable stages as well as companies in the industry and considering historic share Price volatility of PC.

C.	Options plan adopted by the InSightec

Insightec has adopted several options plans over its ordinary shares to Insightec’s board members, employees other persons who provide services to Insightec including employees of the Group (”Offerees”). The options were granted to the Offerees for no consideration. The exercise price of each option granted was generally determined based on private placement of InSightec's equity securities close to the grant date. (“Exercise Price”).The options are generally vest over a three or four year period following grant date, except for  options granted under InSightec 2007 plan which their vesting period would start at the earlier of InSightec’s IPO or Material Change of InSightec such as liquidation or merger (“Commencement Date”) and would be two year from the Commencement Date for 50% of the options granted, three years from the Commencement Date for additional 25% of the options granted and four years from the Commencement Date for the remaining 25% of the options granted (“Vesting Period”).

As of December 31, 2009 InSightec granted 5,127,315 options and 917,300 outstanding options available for future grants. InSightec's options available for grant include 250,000 options designated for grant, for no consideration, to the Company’s Chairman of the Board (its controlling shareholder), at an exercise price of $6.6 each. The issuance was approved by the Company’s board of directors, audit committee and the Company's shareholders' meeting.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -	OPTIONS PLANS (CONT.)

C.	Options plan adopted by the InSightec (cont.)

Following is the activity in InSightec's option plan:

	Number of options
	Year ended December 31
	2 0 0 9		2 0 0 8		2 0 0 7
	Number of options (i)(ii)	Weighted average exercise price	Number of options (i)	Weighted average exercise price	Number of options (i)	Weighted average exercise price
		(USD)		(USD)		(USD)

Balance at the beginning of the year	4,536,315	5.12	3,928,065	4.03	3,474,565	2.98
Granted	853,000	6.18	658,000	12.00	516,250	11.42
Forfeited	(169,000)	6	(38,000)	12.26	(36,500)	11.93
Exercised	(93,000)	0.0025	(11,750)	0.0025	(26,250)	0.0025
Balance at the end of the year (*)	5,127,315	3.01	4,536,315	5.12	3,928,065	4.03

Options exercisable at the year end	3,365,565	1.9	3,225,690	2.4	2,926,815	1.32

(*)	After Re-pricing of certain of the options’ exercise price to 6$

(i)	Include 100,000 options granted to the Company's CEO at an exercise price of $3.3 per share which as of the balance sheet date are fully vested.

(ii)
Include 250,000 options granted to the Company's former Chairman in December 2009 following the approval of the Company's shareholders. The exercise price of the options granted was $6.60 per share with a vesting period which will occur ratably over a period of 3 years.

The following table summarizes information about share options outstanding as of December 31, 2009:

Outstanding as of December 31, 2009				Exercisable as of December 31, 2009
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
(US dollars)		(in years)	(US dollars)		(US dollars)

0.0025	2,160,690	1.87	0.0025	2,160,690	0.0025
3.33	300,000	1.36	3.33	300,000	3.33
5.33-5.85	273,875	1.55	5.81	273,875	5.81
6.00-6.60	2,392,750	4.90	6.06	631,000	6.00
	5,127,315			3,365,565

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -	OPTIONS PLANS (CONT.)

C.	Options plan adopted by the InSightec(cont.)

The fair value of InSightec stock price was determined based on private placement of InSightec's equity securities close to the grant date. The share price volatility was computed based on public companies' volatility, which are in comparable stage to InSightec and are operating in the same industry.

For the purpose of estimating the fair value of the options, InSightec utilizes the Black-Scholes option-pricing model using the following assumptions:

	Year ended December 31,
	2009		2008	2007

Risk free interest rate (%)	2.5		2.5-2.7	4-4.55

Expected life of options (years)	3.5-4.9		4-4.9	4.5

Expected volatility (%)	60		60	60

Expected dividend yield	None		None	None

Forfeited (%)	3.5		3.5	3.5

Total cost of benefit for options granted (or modified) during the year (NIS thousands)	8,587	(i)	15,335	13,400

Expenses recognized during the year (NIS thousands)	7,004		6,080	10,875

(i)
Include NIS 3.5 million in respect of re-pricing the Exercise price to $6.0 per option which was executed in February 2009, and NIS 2.4 million related to the 250,000 options granted to the Company's former chairman of the board.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 -	ADDITIONAL DETAILS CONCERNING INCOME STATEMENT

	Year ended December 31
	2009	2008	2007
	(in thousand NIS)

A. Revenues from commercial centers

Sales of trading property (i)	-	439,339	2,819,820
Rental income and management fees	43,240	31,251	43,978
Others	42,226	53,573	53,818
	85,466	524,163	2,917,616
(i) See note 8E.

B. Revenues from hotel operations and management

Rooms	242,466	244,162	261,397
Food, beverage and other services	134,254	123,855	116,978
Rental of commercial space	20,016	16,203	16,852
	396,736	384,220	395,227

C. Gains from sale of real estate assets

Sales of investment property (i)	-	-	17,800
Sales of hotels (ii)	-		44,821
	-	-	62,621

(i)	Mainly in respect of the sale of PC's Duna Plaza offices, Hungary in May 2007.
(ii)	Mainly in respect of the sale of the Group's 50% holding in the Ballet Institute building, Hungary in June 2007.

D. Gains from change of shareholding in subsidiaries

Change of shareholding in PC (i)	16,478	49,122	-
Change of shareholding in InSightec (ii)	14,628	-	5,310
	31,106	49,122	5,310

(i)	2009 and 2008: see note11B.(2);
(ii)	See note 11A.(3)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 -	ADDITIONAL DETAILS CONCERNING INCOME STATEMENT (CONT.)

	Year ended December 31
	2009	2008	2007
	(in thousand NIS)

E. Cost of commercial centers

Direct expenses:
Cost of trading property sold	1,956	232,681	1,492,020
Wages and fringe benefits	10,471	11,306	9,039
Allowance for doubtful debts	3,683	-	-
Energy costs	13,268	8,410	8,901
Taxes and insurance	4,492	3,280	3,139
Maintenance of property and other expenses	25,790	23,316	34,364
	59,660	278,993	1,547,463
Other operating expenses:
Wages and fringe benefits	24,725	32,599	35,195
Stock-based compensation expenses	15,964	36,571	44,343
Professional services	22,821	21,482	23,952
Advertising	14,671	21,103	23,757
Others	25,074	35,978	18,892
	103,255	147,733	146,139

Depreciation and amortization	6,338	6,034	20,651
	169,253	432,760	1,714,253

F. Cost of hotel operations and management

Direct expenses:
Wages and fringe benefits	103,618	113,436	112,821
Food and beverages	30,425	26,220	22,622
Others	99,711	96,185	86,774
	233,754	235,841	222,217
Other operating expenses:
Wages and fringe benefits	378	515	974
Management fees and reimbursement expenses (i)	21,265	20,477	18,864
Business taxes, insurance and lease payments	25,354	22,270	21,559
Others	11,043	22,569	16,182
	58,040	65,831	57,579

Depreciation and amortization	61,435	53,178	50,267
	353,229	354,850	330,063

(i)	See note 23 A. (1)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 -	ADDITIONAL DETAILS CONCERNING INCOME STATEMENT (CONT.)

	Year ended December 31
	2009	2008	2007
	(in thousand NIS)

G. Costs and expenses of medical systems operation

Direct expenses:
Wages and fringe benefits	7,473	7,800	7,327
Stock-based compensation expenses	688	538	1,178
Materials and subcontractors	14,650	10,529	9,565
Changes in work in process and finished goods	1,251	(3,403)	(94)
Others	3,335	2,452	6,762
	27,397	17,916	24,738
Other operating expenses:
Wages and fringe benefits	20,141	19,401	14,865
Stock-based compensation expenses	4,445	3,841	5,135
Advertising and commissions	6,525	6,524	15,684
Depreciation and amortization	753	651	541
Others	8,142	7,136	8,990
	40,006	37,553	45,215

	67,403	55,469	69,953

H. Cost of fashion merchandise
Direct expenses:
Inventories - opening balance	18,157	11,429	10,290
Purchases	58,255	47,465	31,604
Less - inventories closing balance	26,652	18,157	11,429
	49,760	40,737	30,465
Other operating expenses:
Wages and fringe expenses	25,964	25,790	16,515
Rental, management fee and shops' maintenance	35,789	28,743	20,571
Advertising	9,952	12,924	6,634
Depreciation and amortization	8,951	5,907	4,215
Others	3,726	3,939	1,908
	84,382	77,303	49,843

	134,142	118,040	80,308

I. Research and development expenses

Wages and fringe benefits	37,666	36,555	34,410
Stock-based compensation expenses	1,842	1,530	3,496
Materials and subcontractors	20,635	13,631	16,402
Depreciation and amortization	3,019	5,558	6,578
Others	10,797	11,485	8,673
	73,959	68,759	69,559

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 -	ADDITIONAL DETAILS CONCERNING INCOME STATEMENT (CONT.)

	Year ended December 31
	2009	2008	2007
	(in thousand NIS)
J. General and administrative expenses

Wages and fringe benefits	27,610	23,991	73,110
Stock-based compensation expenses	12,209	9,531	18,724
Depreciation and amortization	1,997	1,849	1,788
Others	24,337	19,573	23,370
	66,153	54,944	116,992
K. Financial expense

Interest and CPI linkage on borrowings (i)	429,417	444,825	325,298
Loss (gain) from foreign currency translation differences (net of exchange results charged to foreign currency translation reserve)	2,406	28,262	10,659
Other financial expenses	6,754	15,063	1,390
Total financial expenses	438,577	488,150	337,347
Financial expenses capitalized to qualified assets (ii)	(155,031)	(191,623)	(104,781)
	283,546	296,527	232,566

(i)    Including results of swap transactions designated as cash flow hedge. In addition interest on debentures measured at  FVTPL in the amount of NIS 62 million, NIS 73 million and NIS 13 for the years ended December 31, 2009, 2008 and 2007 respectively.

(ii) The rate applicable to non-specific credit	8.6%	9.3%	7.8%

L. Financial incomes

Interest on deposits and receivables	85,529	144,513	101,844
Gain (loss) from foreign currency translation differences	7,196	(9,235)	(28,551)
	92,725	135,278	73,293
M. Change in fair value of financial instruments at FVTPL

Change in fair value of embedded derivative	(796)	18,711	5,303
Change in fair value of financial instruments measured at FVTPL (mainly debentures)	(222,208)	154,189	(17,330)
Change in fair value of derivatives (mainly swap and forward transactions)	99,120	95,668	12,531
Gain (loss) on marketable securities	53,182	(43,324)	17,843
	(70,702)	225,244	18,347
N. Impairment, charges and other expenses, net

Impairment of real estate assets, other property and other receivables (i)	232,555	50,568	30,286
Initiation expenses (ii)	30,411	21,280	7,623
Loss (gain) from disposition of assets and liabilities (iii)	(2,278)	2,498	6,270
Others, net	(463)	(5,549)	(5,946)
	260,225	68,797	38,233

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 -	ADDITIONAL DETAILS CONCERNING INCOME STATEMENT (CONT.)

N.	Other expenses, net (cont.)

(i)
The economic and financial crisis in the world markets, which caused a decrease in the operating results of the Group's real estate assets (including mainly hotels and other assets within the property plant and equipment, and commercial centers within trading property) in addition to the increase in the yield rates applying to these real estate assets, have lead the Group to reexamine its investments in its real estate assets and its other property. As a result, the Group included in these financial statements a write-down of NIS 217 million in respect of its trading property, and impairment of NIS 15 million in respect of its property plant and equipment.

(ii)	Includes mainly cost and expenses in respect of the Group's operations in India.

(iii)	2007: represent loss from the sale of the Arena Herzlia, Israel commercial center in July 2007.

	Year ended December 31
	2009	2008	2007
	(in thousand NIS)

O. Earnings per share

1. Basic earning per share:
The earnings and weighted average number of ordinary shares used in the calculation of the basic earning per share are as follows:
Profit (loss) from continuing operations	(549,820)	(108,648)	529,459
Profit from discontinued operation	16,550	4,934	10,289
Weighted average number of shares used in computing basic earnings per share (thousands)	25,458	25,455	25,454

2. Diluted earning per share:
The earnings and weighted average number of ordinary shares used in the calculation of the diluted earning per share are as follows:
Profit (loss) from continuing operations	(550,495)	(109,511)	522,876
Profit from discontinued operation	16,550	4,934	10,289
Weighted average number of shares used in computing diluted earnings per share (thousands)	25,458	25,455	25,917
Effect of diluted options on the number of shares (thousands)	-	-	463

The earnings used in the calculation of all diluted earnings per share are same as those for the equivalent basic earnings per share measures, as outlined above.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 -	RELATED PARTIES

A.	Transactions with related parties

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and therefore are not disclosed in this note.

(1)
As of the balance sheet date the Company and/or its subsidiaries are bound by the following agreements, with Control Centers Ltd. ("CC"), the ultimate controlling party of the Company, and/or companies controlled thereby:

a.
An agreement according to which the Company will receive from CC (either directly or through its subsidiaries or affiliates) coordination, planning, execution and supervision services (the “Services”) over real estate projects of the Company and/or its subsidiaries and/or affiliates as defined in the agreement in consideration for a fee equal to 5% of the actual execution costs (excluding land acquisition costs, financing cost and the consideration for CC under the agreement) of each such project ("Supervision Fees"). The agreement applies to real estate projects whose initiation began following the approval of the agreement by the Company’s shareholders meeting (May 31, 2006) and to three other real estate projects which were under early stage of development as of May 31, 2006 ("Real Estate Projects"). Supervision Fees are paid in installments upon the attainment of certain milestones. In addition, the Company will reimburse CC for all reasonable costs incurred in connection with the Services rendered thereby, not to exceed a total of €75,000 per real estate project.

If the designation of a real estate project is changed for any reason prior to its completion or if the development of the real estate project is terminated for any reason (including its sale), the Services Payment to CC will be calculated as a percentage of the budget for the project at such time provided that such percentage shall not exceed the percentage determined for the next milestone of the project had it had been continued as planned. The calculation of such payments to CC will be subject to the approval of an external accountant and the Company's audit committee and board of directors. In addition, the Group  may also purchase from CC through Jet Link Ltd. (a company controlled by CC) up to 125 flight hours per calendar year in consideration for payments to Jet Link Ltd. in accordance with its price list deducted by a 5% discount. This agreement does not derogate from a previous agreement entered into between the Company and Jet Link Ltd. for the purchase by the Company of aviation services (see Item c. below).

The agreement entered into effect upon its approval by the Company's shareholders in May 2006 and shall remain in effect for a five year term (through May 2011).

b.
An agreement with Jet Link Ltd., for the provision of aviation services, up to 150 flight hours per annum, for the operations and in connection with projects abroad, in consideration for payment calculated on the basis of the price list of Jet Link Ltd., deducted by a 5% discount. Due to Group increasing business needs, the Group purchased during 2007 certain additional flight hours from Jet Link under the same terms stipulated in the agreement. The purchase of the additional flight hours was approved by the audit committee and the board of directors as a non-extraordinary transaction within the meaning of the Israeli Companies Law.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 -	RELATED PARTIES (CONT.)

A.	Transactions with related parties (cont.)

(2)
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

B.	Benefits to key management personnel

On December 27, 2009 the Company's board of directors approved an overall structural reorganization of the company's headquarters in the framework of which several changes were made in executive positions within the Group. All the appointments which have been approved by the board are effective as from January1, 2010. Accordingly, the disclosures provided below are referring to the Company's key management personnel prior to the achievement of said reorganization.

(1)
On May 31, 2006 the general shareholders' meeting approved a service agreement with a company controlled it’s the Company's executive chairman of the board (the “Management Company” and the "Chairman", respectively) according to which, the Management Company will provide the Company with executive chairman services (the “Services”). The Management Company may provide the Services to private subsidiaries and/or affiliates of the Company. In accordance with the term of the agreement, the Services will be provided by the Chairman only, as an employee of the Management Company and the Chairman will devote at least 80% of his time, skills and efforts to his role as Chairman of the Company's board of directors. The control over the Management Company will not be changed during the term of the agreement. In consideration for the Chairman's services the Company will pay the Management Company a monthly amount of $50,000 (NIS 188,750 as of December 31, 2009) as well as reimbursement of direct expenses incurred directly with the provision of the Services. The Company will provide the Management Company with an appropriate vehicle and shall bear all costs and expenses in connection with such vehicle. In accordance with the terms of the service agreement, the Management Company will be the sole employer of the Chairman and no employer-employee relationship will exist between the Chairman and the Company. The Management Company has agreed to indemnify the Company with respect to any amount, rights or benefits the Company would be required to pay the Chairman including legal fees, in connection with any determination by the labor court and/or any other competent authority that the Chairman was or is an employee of the Company during the term of the agreement. The agreement is for a five-year term commencing retroactively on August 1, 2005. The Chairman has guaranteed all of the Management Company’s obligations as far as they relate to it and has further guaranteed the Management Company’s indemnification undertakings and responsibility for damages.

(2)
On November 1, 2007, the Company's shareholders approved a service agreement between PC and the Chairman, according to which, the Chairman will serve as PC's executive chairman of the board of directors in consideration of monthly salary of $25,000 (NIS 94,375 as of December 31, 2009) as well as reasonable expenses incurred by the Chairman in the performance of his duties under the service agreement. The salary will be reviewed by PC's board of directors each year and may be increased at the discretion of PC's board and subject to applicable law. The Chairman has waived his right to any entitlement to severance pay under the Israeli Severance Pay Law and social benefit. The service agreement commenced on October 26, 2006. Each party may terminate the service agreement by a 12-month prior notice.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 -	RELATED PARTIES (CONT.)

B.	Benefits to key management personnel (cont.)

(3)
On November 1, 2007 the Company's shareholders approved an annual bonus payment for the Chairman which will be calculated as follows: (i) 0% of the first NIS 100 million of Profits (as defined below); (ii) 2.5% of Profits between NIS 100 million and NIS 125 million; (iii) 3% of Profits between NIS 125 million and NIS 150 million; and (iv) 3.5% of Profits exceeding NIS 150 million. The annual bonus is payable for so long as the Chairman serves as a director or officer of the Company or any of its subsidiaries.

For the purpose of determining the annual bonus, in accordance with resolutions of the Company's audit committee and board of directors as of May 29, 2008 and also based on legal advice obtained, "Profits" shall mean profit of the Company before taxes, as disclosed in the Company's annual audited consolidated financial statements for that year minus profits (losses) before tax allocated to the minority and minus such losses (before taxes and after deduction of profits (losses) allocated to the minority) as disclosed in the Company's annual consolidated audited financial statements for all years commencing 2007, that had not already been deducted for the purpose of calculating of such annual bonus for any previous year. Such resolution shall be applied, retroactively, to bonuses payable in respect of the year 2007 and thereafter Accordingly, the Company has reversed, in its 2008 financial statements, provisions for bonuses accrued in 2007 in the amount of NIS 2.4 million. Notwithstanding the above, the annual bonus the Chairman is entitled to shall not exceed NIS 18.0 million.

(4)
On May 31, 2006, the Company's shareholders approved bonus payments for the fiscal years commencing 2006 to two of the Company's directors, which will be calculated as follows: (i) 0.75% of the first NIS 125 million of Profits (as defined below); (ii) 0.875% of Profits between NIS 125 million and NIS 150 million; and (iii) 1% of Profits exceeding NIS 150 million. Within the framework of an agreement executed with one of the two directors mentioned above regarding its resignation from certain positions within the Group, which were approved by the Company's shareholders on November 1, 2007, the director will be entitled to such bonus payments in respect of the years 2007 and 2008.

For the purpose of determining the annual bonus, in accordance with the resolutions of the Company's audit committee and board of directors of May 29, 2008 and also based on legal advice received, "Profits" for any year, shall mean profit of the Company before taxes, as disclosed in the Company's annual consolidated audited financial statements for that year minus profits (losses) before tax allocated to the minority shareholders. Such resolution shall be applied, retroactively, to bonuses payable in respect of the year 2007 and thereafter. Accordingly, the Company has reversed, in its 2008 financial statements, provisions for bonuses accrued in 2007 in the amount of NIS 3.7 million.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 -	RELATED PARTIES (CONT.)

B.	Benefits to key management personnel (cont.)

(5)
On January 17, 2008, the Company's shareholder’s approved an agreement with an officer who serves as the Company's executive vice chairman of the board ("VC") according to which the Company has undertaken to allot the VC 5% (five percent) of the aggregate issued and outstanding share capital in each entity through which the Group (excluding operations of PC and its investees) will conduct its operations in India and in Asia (the "Investment Vehicle") during the Sourcing Period (as defined below). In the event the Investment Vehicle is not wholly owned by the Group, the VC will be allotted that number of shares equal to 5% of the issued and outstanding share capital in such Investment Vehicle held by the Group ("VC Shares"). The VC Shares shall not be entitled to receive any distributions (including, but not limited to, payment of dividends, interest, other expenses and principal repayments of shareholder loans, management fees or other payments made to the VC and any loans provided by the Investment Vehicle to the VC) from the Investment Vehicle until the Group's investments (principal and interest calculated in accordance with a mechanism provided for in the agreement) in such Investment Vehicle have been fully repaid.  As of the balance sheet date, the VC's right to receive the shares in each Investment Vehicle is fully vested. The Group's obligation to issue the VC Shares shall apply to all the Group's operations (excluding operations of PC and its investees) initiated in the territory since the Group has commenced its operations in India and shall remain in effect for a period of 2.5 years subsequent to the date on which the VC ceases, for any reason, to devote, in the aggregate, a substantial part of his time and attention to the sourcing activities (the "Sourcing Period"). The agreement includes tag-along rights, preemptive rights and registration rights in favor of the VC and transfer restrictions, right of first refusal and drag-along rights in favor of the Group. On December 31, 2009, the VC informed the Company that he is resigning from his position with the company. This resignation will enter into effect on December 31, 2010. Although VC's full employment with the Company is ending, he continues to serve as the company's Executive Vice-Chairman of the board and as a director.

(6)
On October 27, 2006, PC has entered into an agreement with an officer who through December 31, 2009 served as the Company's executive vice-chairman of the board ("VC") with respect to its operations in India, under which the VC will be entitled to receive options ("the Options") to acquire up to 5% of the holding company through which PC will carry out its operations in India. However, where considered appropriate and by agreement, the VC will be entitled to take up a 5% interest in specific projects, in which case necessary adjustments will be made at the holding company level. PC and the VC will agree on the form of the Option for each project, taking into account taxation, securities laws and regulations applicable to either party or their respective affiliates, and other considerations of the respective parties. If the VC exercises all his Options (5%) at the holding company level, his right to take up interests on a project by project basis will elapse. As of the balance sheet date, the VC's right to receive the shares in each holding company is fully vested.

The Options may be exercised at any time, at a price equal to PC's net equity investment made in the projects as of the date in which the Option is exercised plus interest at the rate of LIBOR plus 2% per annum from the date of the investment made by PC until the Options exercise date ("Exercise Price"). The VC has cash-in right to require PC to purchase shares held by him following the exercise of the Options, at a price to be determined by an independent appraiser. In addition, the VC has the right to pay the Exercise Price on a partial exercise of Options by way of the surrender to PC of Options valued at the Exercise Price of the exercised Options. The agreement includes tag-along rights and a right of first refusal. If PC sells its shares in the holding company to a third party, the VC's Options will not be affected. However, if a new investor is allotted shares in the holding company, the VC's Options will be diluted pro-rata.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 -	RELATED PARTIES (CONT.)

B.	Benefits to key management personnel (cont.)

(6)	(cont.)

The VC and PC have agreed to enter into a new agreement in substantially the same terms and conditions as the agreement described in item (5) above (the "New Agreement") which will replace and supersede the previous agreement. The New Agreement shall enter into effect following the receipt of the approval of the Company's shareholders and the approval of PC's relevant bodies as required under applicable law. However, in the event the New Agreement is not approved by the relevant bodies of the Company and PC, as discussed above, the previous agreement shall remain in effect.

The agreement was approved by the Company's shareholders meeting on January 17, 2008. As of the balance sheet date, a liability of NIS 3.4 million was recorded in the consolidated financial statements in respect of this agreement.

(7)	a.
The directors and officers of the Company and of companies, in which the directors serve on behalf of the Company, are covered by insurance of up to $40.0 million per occurrence and in the aggregate during the duration of the policy. The first layer of such policy in the amount of $10.0 million shall also cover the liability of directors and officers of EIL and its subsidiaries. The coverage is within the framework of a joint insurance policy for the EIL Group companies. The allocation of the insurance costs between the Company and its subsidiaries (90%) and EIL (10%) was approved by the Company's shareholders. The shareholders also approved the renewal and/or extension of the policy and the purchase of other directors and officers policy, provided that the coverage will not exceed the amount described above and that the premium will not exceed an amount representing an increase of 20% as compared to the previous year. The shareholder’s meeting of December 2008 approved the coverage of liability of the Chairman under the above insurance policy.

b.
PC's directors and officers (including the Company's directors who are non-controlling shareholders of the Company) are covered through September 2012 by Public Offering of Securities Insurance of up to $5.0 million for losses arising under the prospectus filed by PC in October 2006. Such coverage was approved by the Company's shareholders.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 -	RELATED PARTIES (CONT.)

B.	Benefits to key management personnel (cont.)

(7)	(cont.)

c.
InSightec's directors and officers (including the Company's directors who are non-controlling shareholders of the Company) are covered on damages caused by illegal activities by insurance policy of up to $10.0 million and includes a component of special cover for risk management (up to an amount of $100 thousands and for intellectual property (up to an amount of one million dollars). The policy is valid throughout the world commencing from March 1, 2009 and up to May 31, 2010, with the retroactive validity of the policy being set at March 1, 1999. The approval of the terms of the policy is subject to the approval of the organs of Insightec and of the Company.

d.
Gamida's directors and officers (including the Company's directors who are non-controlling shareholders of the Company) are covered with the policy includes insurance cover for the Directors and officers in Gamida as well as indemnity for Gamida, cover with respect to financial damage caused to Gamida in the case of claims against the officers and this in the event that Gamida is entitled or obligated, by law, to indemnify the insured with respect to monetary damage. In accordance with the terms and conditions of the policy, the limit of liability of the insurer is 5,000,000 dollars. The limit of liability is the total of the accumulated amount of the liability of the insurer for any monetary damage, resulting from all the claims that will be submitted against all the insured parties in accordance with all the clauses of the insurance cover, in accordance with the accumulative policy.

(8)	As for directors' indemnification - see note 23C (1-3).

(9)	Shares and warrants issued to related parties - see note 25.

C.	The following table presents the components of the Group related party transactions and benefit granted to the Group's key management personnel:

	Year ended December 31
	2009	2008	2007
	(in thousand NIS)
a. Benefits to key management personnel
Salaries, management fees, directors' fees and bonuses (i)	8,096	2,132	61,770
Post employment benefits	225	1,332	490
Termination benefits	-	-	380
Amortization of stock based compensation expenses	5,003	16,690	31,665
	13,324	20,154	94,305
b. Project expenses (coordination, supervision and aviation services) - charged, mainly to cost of trading property and property plant and equipment	112,232	99,407	73,747

(i)	2008: Net after adjustment of bonus provisions accrued in 2007 to the Company's directors in the amount of NIS 6.1 million. See sections (4) and (5) above.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 -	RELATED PARTIES (CONT.)

D.	Balances with related parties

	Year ended December 31
	2009	2008
	(in thousand NIS)
Assets:
Receivables and other debit accounts	8,627	8,113
Jointly controlled entity	25,032	7,984
Deposit, loans and other long-term receivables	1,082	1,082
	34,741	17,179

Liabilities:
Payables and other credit accounts	8,447	4,630
Liability to the Company's vice chairman (see 6 above)	3,401	5,859
Benefits payable to key management personnel	11,308	10,909
	23,156	21,398

E.	Liens and guarantees - see notes 23E.(1).

NOTE 28 -	SEGMENTS REPORTING

The Group has initially adopted in these financial statements IFRS 8, Operating Segments. The standard is applicable for annual reporting periods commencing on January 1, 2009. The adoption of the standard did not change the Group's reportable segments in the years 2008 and 2007, however, certain data in the reportable segments of 2008 and 2007 were retroactively restated in order to comply with the requirements of the new standard.

The Group's Chief Operating Decision-Maker ("CODM") has been identified as the Group’s Executive Committee. The CODM reviews the Group’s internal reporting to assess the performance and to allocate resources. The CODM assesses the performance of the Group's segments based on Net Operating Income. Such Net Operating Income is excluding general and administrative expenses attributable to the Company's headquarter, financing income (expenses) and income taxes. In addition, the CODM is assessing separately the specific financial expenses of each segment based on the borrowings which are specifically attributable to the segment. All other financing expenses (income) (i.e: financing  expenses in respect of non specific borrowing ,interest income on investments and deposits and changes in fair value of financial instruments) were considered  as unallocated financing expenses(income). For the purpose of these financial statements the following business segments were identified:

•
Commercial and entertainment centers - Initiation, construction and sale, of commercial and entertainment centers and other mixed-use real property projects, predominantly in the retail sector. In certain circumstances and depending on market conditions, the Group operates and manages a commercial and entertainment centers prior to its sale.

•	Hotels - Hotels operation and management.

•	Image guide treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 -	SEGMENTS REPORTING (cont.)

•	Residential projects- initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential.

•	Fashion apparel - distribution and marketing of fashion apparel and accessories.

•	Venture-capital investments - investments in high tech companies which are mainly engaged in research and development operations.

•	Hospitals - initiation and construction of hospitals which are in preliminary stages.

•	Farm and dairy plant- initiations and construction of farm and dairy farm which are in preliminary stages.

•	Wholesale trade of home appliances- distribution and marketing of electrical appliances, kitchen appliances, kitchen systems, and facilities.

The Group's reportable segments for each of the years ended December 31, 2009, 2008 and 2007 are: Commercial and entertainment centers, Hotels, Image guide treatment, Residential projects and Fashion apparel. All the other operations identified by the CODM are included as "other activities". The assets of a reportable segment include mainly property plant and equipment (mainly of the Hotels and the fashion apparel segments) as well as trading property and payments on account of trading property attributable to the Commercial and entertainment centers and the Residential projects. Unallocated assets include mainly cash and cash equivalent as well as short and long term deposits and investments.

The liabilities of the reportable segments include mainly specific borrowings provided directly to the Project Companies (i.e: mainly companies which are engaged in the purchase. construction and initiations of commercial centers and hotels) and which are usually secured by a mortgage on the property owned by these Project Companies. Other borrowings which were raised by the Group with no identification to certain operations (i.e: mainly debentures raised by the Company and PC) were considered as unallocated liabilities.

The accounting policies of the reportable segments are the same as the Group accounting policies described in note 2

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 -	SEGMENTS REPORTING (CONT.)

B.	Data regarding business segments

Year ended December 31, 2009

	Commercial and entertainment centers (i)	Hotels	Image guided treatment	Residential	Fashion apparel	Other activities	Total
	( I n t h o u s a n d N I S)

Revenues	102,937	396,736	75,318	-	118,386	-	693,377
Segment profit(loss)	(281,741)	27,914	(66,044)	(16,551)	(15,757)	(12,655)	(364,834)
Financial expenses	(22,923)	(106,213)	(705)	-	(5,742)	-	(135,583)
Share in losses of associates, net	(4,226)					(9,813)	(14,039)
Unallocated general and administrative expenses							(66,153)
Unallocated financial expenses							(147,963)
Financial income							92,725
Change in fair value of financial instruments measured at FVTPL							(70,702)
loss before income taxes							(706,549)
Income taxes							(35,571)
Loss from continuing operations							(670,978)
Profit from discontinued operation							16,550
Loss for the year							(654,428)
Purchase cost of segment assets(ii)	920,235	74,581	843	358,532	12,644	14,647	1,381,482
Depreciation and amortization of segment assets	6,501	61,435	3,363	-	8,951	-	80,250
Unallocated depreciation and amortization							1,997
							82,247
Provision for impairment of segment assets	216,962	15,593	-	-	-	-	232,555
Unallocated provision for impairment

December 31, 2009:
Segment assets	3,670,008	1,696,902	24,647	1,011,994	92,052	8,796	6,504,399
Investment on the equity basis	(3,269)					44,866	41,597
Unallocated assets							2,817,899
							9,363,895
Segment liabilities	967,329	1,351,980	70,461	958	60,622	3,609	2,454,960
Unallocated liabilities							4,773,648
							7,228,608

(i)	Includes mainly sales of trading property.

(ii)	Includes trading property and payments on accounts of trading property.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 -	SEGMENTS REPORTING (CONT.)

B.	Data regarding business segments

Year ended December 31, 2008

	Commercial and entertainment centers (i)	Hotels	Image guided treatment	Residential	Fashion apparel	Other activities	Total
	( I n t h o u s a n d N I S)

Revenues	568,895	387,776	38,076	834	102,736		1,098,317
Segment profit(loss)	119,438	19,251	(86,152)	(10,598)	(15,304)	(26,993)	(358)
Financial expenses	(16,016)	(121,369)	(5,404)		(2,008)		(144,797)
Share in losses of associates, net	(4,954)					(7,998)	(12,952)
Unallocated general and administrative expenses							(54,944)
Unallocated financial expenses							(151,730)
Financial income							135,278
Change in fair value of financial instruments measured at FVTPL							225,244
Loss before income taxes							(4,259)
Income taxes							24,736
Loss from continuing operations							(28,995)
Profit from discontinued operation							4,934
Loss for the year							(24,061)
Purchase cost of segment assets (ii)	1,279,969	192,562	1,101	522,026	24,039	56,930	2,076,627
Depreciation and amortization of segment assets	6,034	53,178	5,711		5,907		70,830
Unallocated depreciation and amortization							1,849
							72,679
Provision for impairment of segment assets	8,248	12,234					20,482
Unallocated provision for impairment							30,085
							50,567
December 31, 2008:
Segment assets	2,973,741	1,660,014	27,378	806,987	78,573	5,110	5,552,004
Investment on the equity basis	996					45,659	46,655
Unallocated assets							3,093,053
							8,691,712
Segment liabilities	654,857	1,313,239	137,052	3,483	64,170	3,171	2,175,972
Unallocated liabilities							4,077,957
							6,253,929

(i)	Includes mainly sales of trading property.

(ii)	includes trading property and payments on accounts of trading property.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 -	SEGMENTS REPORTING (CONT.)

B.	Data regarding business segments

Year ended December 31, 2007

	Commercial and entertainment centers (i)	Hotels	Image guided treatment	Residential	Fashion apparel	Other activities	Total
	( I n t h o u s a n d N I S)

Revenues	2,935,416	440,048	54,958	-	68,139	-	3,498,561
Segment profit(loss)	1,199,370	92,728	(84,555)	-	(8,545)	(2,806)	1,196,192
Financial expenses	(16,367)	(104,989)	(9,951)		(2,431)		(133,738)
Share in losses of associates, net	(107)					(12,560)	(12,667)
Unallocated general and administrative expenses							(116,992)
Unallocated financial expenses							(98,828)
Financial income							73,293
Change in fair value of financial instruments measured at FVTPL							18,347
Profit before income taxes							925,607
Income taxes							16,288
Profit from continuing operations							909,319
Profit from discontinued operation							10,289
Profit for the year							919,608

(i)	Includes mainly sales of trading property.

C.	Data regarding geographical areas

(1)	Revenues by geographical areas

Revenues information above is based, mainly, on the locations of the assets.

	Year ended December 31
	2009	2008	2007
	(in thousand NIS)

East and central Europe(i)	238,443	669,740	3,006,192
West Europe (ii)	293,921	305,660	353,245
Israel	132,021	102,736	96,875
Others	28,992	20,181	42,249
	693,377	1,098,317	3,498,561

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 -	SEGMENTS REPORTING (CONT.)

C.	Data regarding geographical areas (Cont.)

(1)	Revenues by geographical areas (cont.)

(i)	The following table provides an additional information in respect of the revenues in east and central Europe per countries:

	Year ended December 31
	2009	2008	2007
	(in thousand NIS)

Hungary	13,058	126,539	2,170,733
Poland	27,504	43,241	761,547
Czech Republic	23,198	355,237	14,964
Romania	131,731	83,509	51,126
Latvia	20,841	-	-
Others	22,111	61,214	7,822
	238,443	669,740	3,006,192

(ii)	The following table provides additional information in respect of the revenues in west Europe per countries:

	Year ended December 31
	2009	2008	2007
	(in thousand NIS)

England	138,676	166,110	199,661
Netherland	66,246	74,184	80,181
Belgium	60,082	60,417	64,664
Others	28,917	4,950	8,738
	293,921	305,661	353,245

(2)	Non Current assets by geographical areas

The Group's Non Current assets provided in the following table include also trading property and payment on account of trading property.

	Segment assets
	December 31
	2009	2008
	(in thousand NIS)

East and central Europe	4,212,508	3,523,325
West Europe	973,067	924,400
Israel	200,732	190,921
India	1,158,274	957,831
Others	1,414	2,182
	6,545,995	5,598,660

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29 -	DISCONTINUED OPERATION

Following the sale of the diagnostic ultrasound activity by the Company and the sale of the Nuclear Medicine (NM), Magnetic Resonance Imaging (MRI) and Computerized Tomography (CT) activities by Elscint, the Group's core activity in these areas was terminated. The results from these operations have therefore been presented in the statements of operations, as discontinued operation. Balances included in the statement of operations and/or dispositions in balance sheet items through the reported years, reflect primarily settlements or resolution of disputes and/or lawsuits and/or certain claims relating to the ultrasound, NM, CT and MRI businesses and the ultimate sale thereof. The liabilities included in the discontinued operations include mainly provisions for demands and claims of third parties in respect of discontinued operation.

NOTE 30 -	FINANCIAL INSTRUMENTS

A.	Principal accounting policies

The principal accounting policies adopted by the Group in respect of financial instruments and equity components including recognition criteria, measurement and charges to the statement of income and other comprehensive income are included in note 2.

B.	Balances of financial instruments by categories

(1)	Composition:

	December 31
	2009	2008
	(in thousand NIS)

Financial assets
Cash and cash equivalents	1,508,301	1,690,433
Loans and receivables	486,061	507,021
Financial assets held for trading	202,309	170,692
Available for sale financial instruments	81,843	45,599
Held to maturity financial instruments	315,101	385,755
Financial assets designated at fair value through profit and loss	70,481	52,253
Derivative financial assets at fair value through profit and loss	133,594	107,657
	2,797,690	2,959,410

Financial Liabilities
Derivative financial liabilities at fair value through profit and loss	27,969	24,518
Financial liabilities designated at fair value through profit and loss	1,221,683	957,526
Derivative financial instruments designated for cash flow hedge	39,220	37,534
Financial liabilities at amortized cost	5,742,580	5,022,935
	7,031,452	6,042,513

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -	FINANCIAL INSTRUMENTS (CONT.)

B.	Balances of financial instruments by categories (Cont.)

(2)	Additional information:

a.	As for financing income and expenses resulting from the aforementioned financial instruments –see note 26K., L&M.

b.
The total change in fair value which is attributable to the change in the credit risk of PC's debentures measured at FVTPL for the year ended December 31,2009 and 2008 amount to loss of NIS 358 million and revenue of NIS 230 million respectively.

The group estimates changes in fair value due to credit risk, by estimating the amount of change in the fair value that is not due to changes in market conditions that give rise to market risk.

C.	Management of financial risks

The operations of the Group exposes it to risks that relate to various financial instruments, such as: market risks (including currency risk, fair value risk with respect to interest rates, cash flow risk with respect to interest rates and other price risk), credit risk and liquidity risk.

Market risk – is the risk that the fair value of future cash flow of financial instruments will fluctuate because of changes in market prices

Credit risk - is the risk of financial loss to the Group if counterparty to a financial instrument fails to meet its contractual obligations.

Liquidity risk - Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

The comprehensive risk management program of the Group focuses on actions to minimize the possible negative effects on the financial performance of the Group. In certain cases the Group uses derivatives and non-derivative financial instruments in order to hedge certain risk exposures.

The Company's board of directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The board has established a continuous process for identifying and managing the risks faced by the Group, and confirms that any appropriate actions have been or are being taken to address any weaknesses. The board has established the Investment committee, which is responsible for developing and monitoring the Group’s financial risk management policies. The risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

The Group has exposure to the following risks which are related to financial instruments:

(1)	Foreign currency risk

The Group has international activities in many countries and therefore it is exposed to foreign currency risks as a result of fluctuations in the different exchange rates.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -	FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (cont.)

(1)	Foreign currency risk (cont.)

Foreign currency risks are derived from transactions executed and/or financial assets and liabilities held in currency which is different than the functional currency of the Group's entity which executed the transaction or hold these financial assets and liablities. in order to minimize such exspsure the Group policy is to hold  financial assets and liablities in a currency which is the functional currency or the Group's entity. The Company's functional currency is the NIS and its investees use different functional currencies (mainly the Euro, GBP, Indian Rupee, US Dollar and the RON). In addition, part of the Company's long term loans (mainly Euro) are used as hedge to the Company's investments in foreign operations. As for foreign currency risk in respect of PC debdntures, for which PC executed swap transactions in order to hedge such risk, see C.(4) below.

The following tables details senstivity analysis to a change of 10% in the Group's main foreign currencies against their relevant functional currency and their effect on the statements of income  and the shareholders' equity (before tax and before capitlizing any exchange results to qualfied assets):

As of December 31, 2009:

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
				In thousand NIS
Assets
Cash and deposits	NIS	US Dollar	+10%	9,807
Cash and deposits	Euro	PLN	+10%	4,757
Cash and deposits	NIS	Euro	+10%	22,320
				36,884
Financial liablities
Loans at amortized cost	NIS	US Dollar	+10%	(16,702)
Loans at amortized cost (i)	NIS	Euro	+10%	(23,367)
Debentures at amortized cost	NIS	US Dollar	+10%	(4,984)
Debentures at amortized cost (ii)	Euro	NIS	+10%	(15,123)
Loans at amortized cost	Euro	CHF	+10%	(1,929)
Loans at amortized cost	RON	Euro	+10%	(24,323)
				(86,428)

(i)	The effect of the exchange rates results in respect of these financial liablities is offset agianst the exchange rate resulting from investments in forigen opertions with the same functional currency.

(ii)	In respect of PC's series B debentures which are represented at amortized cost.

Regarding the foreign currency risk of PC's debenures see C (4) below.

Forward transactions

PC entered into 2 forward transactions to hedge its foreign currency exposure risk in respect of Series A and B debentures. The Company settled Forward A for a total consideration of NIS 14.5 million.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -	FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (cont.)

(1)	Foreign currency risk (cont.)

Forward transactions (cont.)

In January 2010 the Company settled Forward B for a total consideration of NIS 29.6 million (approximately EUR 5.6 million).

As of December 31, 2008:

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
				In thousand NIS
Assets
Cash and deposits	NIS	US Dollar	+10%	13,379
Cash and deposits	NIS	Euro	+10%	3,077
				16,456

Financial liablities
Loans at amortized cost	NIS	US Dollar	+10%	(12,639	) (i)
Loans at amortized cost	NIS	Euro	+10%	(22,740	) (i)
Debentures at amortized cost	NIS	US Dollar	+10%	(5,570)
Loans at amortized cost	RON	Euro	+10%	(24,399)
Loans at amortized cost	RON	US Dollar	+10%	(4,149)
				(69,497)

As of December 31, 2007:

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
				In thousand NIS
Assets
Cash and deposits	NIS	US Dollar	+10%	27,030
Cash and deposits	NIS	Euro	+10%	7,973
				35,003

Liablities
Loans at amortized cost	NIS	US Dollar	+10%	(12,786	)(i)
Loans at amortized cost	NIS	Euro	+10%	(24,318	)(i)
Debentures at amortized cost	NIS	US Dollar	+10%	(5,788)
Loans at amortized cost	RON	Euro	+10%	(26,024)
Loans at amortized cost	RON	US Dollar	+10%	(4,236)
				(73,152)

(i)	The effect of the exchange rates results in respect of these financial liablities is offset agianst the exchange rate resulting from investments in forigen opertions with the same functional currency.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -	FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (cont.)

(2)	Price risk

Marketable securities

The Company invests in marketable securities based on the investment policy adopted by the Company's investment committee. In accordance with the said policy the Company will invest up to NIS 500.0 million through several Israeli investment institutions. The portfolio investment will be divided as follow: up to 15% in shares and the remaining in government bonds and corporate bonds with a rating of at least A on a local scale. In addition the portfolio may not include investment in derivative instruments and trust funds.

Embedded derivative

The Group is committed to pay to a financing bank additional exit fee in the event of cash distributions deriving from the sale, disposal, refinancing of the hotels which were financed by the bank loan funds or in the event of other repayment of the loan (“Transaction”). The exit fee will be calculated as the amount equivalent to 15% of the difference between the market value of the hotels as determined in such Transaction and the current agreed value of the hotels (see note 20A.(iii)).The embedded derivative is measured at fair value at each balance sheet date based on the Black-Schools model. One of the most significant parameter which influences the fair value of the embedded derivative is the market value of the underlying assets (i.e. the value of the hotels which were financed by the loan).

The following  table details senstivity analysis to changes in market prices and/or fair value and their effect on the statements of income  (before tax) :

	Scope of	Profit (loss)
	price change	Year ended December 31
	%	2009	2008	2007
		(in thousand NIS)
Increrase in the prices of marketable securities held for trade	+10%	20,231	17,069	54,229
Increrase in the fair value of the underlying assets used for the calculation of the embedded derivative's fair value	+5%	(3,548)	(3,415)	(5,349)
		16,683	13,654	48,880

(3)	Credit risk

The Group holds cash and cash equivalents, short term investments and other long- term investments in financial instruments (mainly investments in Notes of foreign financial institutions- see note 9A) in various reputable banks and financial institutions. These banks and financial institutions are located in different geographical regions, and it is the Group’s policy to disperse its investments among different banks and financial institutions. The maximum credit risk exposure of the Group is approximate to the financial assets presented in the balance sheet.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -	FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (cont.)

(3)	Credit risk (cont.)

The investment of the group in HTM structures is concentrated mainly in one bank with a credit rate of A2 according to MOODY'S and A according to the S&P. (See also note AG (2) b.

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

Fair value risk

A significant portion of the Group’s long term loans and debentures bearing a fixed interest rate and are therefore exposed to change in their fair value as a result of changes in the market interest rate. The vast majority of these loans and debentures are measured at amortized cost and therefore changes in the fair value will not have any effect on the statement of income. In addition, the Group has invested in financial Notes (see note 9A.) which are classified as held to maturity, and therefore change in the fair value of these financial Notes will not have any effect on the statement of income. The fair value of these financial instruments is presented in Item D (3) below.

PC's debentures at FVTP and swap transaction

As of the balance sheet date PC has issued two series of debentures: Series A in the total aggregate amount of NIS 305 million and Series B in the aggregate amount of NIS 943 million. PC series A and Series B debentures are linked to the Israeli CPI and bear a fixed interest rate 4.5%-5.4% per annum. Close to the date of their issuance PC entered into a cross currency interest rate swap transactions in respect of the entire amount of Series A debentures. Such swap transaction was settled in January 2009. In addition, PC entered into several swap   transaction for its Series B debentures, NIS 798 million par value ("Series B at FVTPL"). PC did not execute Swap transaction for the additional amount of Series B debentures. According to the Swap transactions PC will pay an interest equal to the Euribor plus a margin of 2.19%-3.62% and will receive the same interest of the debentures linked to the Israeli CPI with the same amortization schedule as the debentures. The derivatives are measured at fair value with changes in the fair value are charged to the statements of income. The debentures (other than those for which a swap transaction were not executed) are designated at fair value through profit and loss since it significantly reduces a measurement inconsistency with the said derivative. The debentures and the derivative associated to it (i.e. the swap transactions) are mainly exposed to changes in the Euro/NIS exchange rate, the Israeli consumer Price Index and the market interest rates.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -	FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (cont.)

(4)	Interest rate risk (cont.)

Set forth is an analysis of the net change in the fair value of the debentures and the derivatives. This analysis assumes that in each case all other parameters affecting the derivatives and the debentures fair value remain constant:

	Scope of	Profit (loss)
	price change	Year ended December 31
	%	2009	2008	2007
		(in thousand NIS)
Devaluation of the NIS against the Euro	(i )	39,224	(51,421)	(385)

Change in the Israeli CPI	+2%	(4,196)	11,580	164

Change in the market interest rate	+1%	6,759	(32,001)	679

(i)	December 31, 2009: +12.27% December 31, 2008: +20%; December 31, 2007: +5%.

Cash flow risk

a.
Part of the Group’s long term borrowings as well as long term loans receivable are bearing variable interest rate. Cash and cash equivalent, short term deposits and short term bank credits are mainly deposited in or obtained at variable interest rate. Change in the market interest rate will affect the Group's finance income and expenses and its cash flow. In certain cases the Group uses interest rate swap transaction in order to swap loans with a variable interest rate to fixed interest rate or alternatively entered into loans with a fixed interest rate.

The following table presents the effect of an increase of 2% in the Libor rate with respect to financial liabilities which are exposed to cash flow risk (before tax and before capitalization to qualifying assets):

	Profit (loss)
	Year ended December 31
	2009	2008	2007
	(in thousand NIS)

Loans, debentures and convertible debentures linked to the US dollar	(4,342)	(5,889)	(12,714)
Loans and debentures linked to the Euro(i)	(48,984)	(48,303)	(13,627)
Loans linked to the NIS	(811)	(674)	(127)
	(54,137)	(54,866)	(26,468)

(i)	In respect of PC's debentures which are linked to the Israeli CPI and for which PC has executed swap transactions in order to exchange the interest to variable interest rate (see note 9A.(iv).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -	FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (cont.)

(4)	Interest rate risk (cont.)

b.
As of the balance sheet date the Group holds investments in financial Notes in the amount of NIS 315 million (2008: NIS 386 million) which bear an interest of 11.5%-12% per annum, and which is payable only if the margin between the 30 years Euro swap interest rate and the 10 years Euro swap interest rate (measured on a daily basis) is higher than the margin stated in the agreement. Therefore, the Group is exposed to non payment of interest on these Notes in the event that the aforementioned condition is not met.  A decrease of 5% in the annual effective interest rate on the Notes will lead to a decrease in the Group's financing income and its cash flow for the year ended December 31, 2009  in the amount of NIS 15.8 million( 2008: NIS 19.3 million: 2007: 0 NIS).  After the balance sheet date the company settled financial Notes in the amount of NIS 108 million.

(5)	Liquidity risk

The Group's capital resources include the following: (a) public issuances of unsecured debentures by the Company and PC; (b) lines of credit obtained from banks and financial institutions; (c) proceeds from sales of trading property and real estate assets; and (d) available cash and cash equivalents. Such resources are used for the following activities:

(i)
Equity investments in the Group's shopping and entertainment centers, hotels and residential projects, which are generally constructed by the Group's Project Companies. The Company and/or PC  generally finance approximately 25%-30% of such projects through equity investments in the Project Companies, while the remaining 70%-75% is generally financed through a credit facility secured by a mortgage on the project constructed by the respective Project Company, registered in favor of the financial institution that provides such financing. The equity investments in the Project Companies are typically provided by the Company or PC through shareholders loans that are subordinated to the credit facilities provided to the Project Company;

(ii)
Additional investments in InSightec, to the extent necessary. InSightec’s capital resources are obtained primarily from additional investments in equity or in convertible notes by its shareholders and from its revenues from sales of medical systems. Such amounts are used for research and development activities aimed to obtain FDA approvals for further treatments and other general corporate expenses such as cost of revenues, marketing and selling and general and administrative expenses;

(iii)	Additional investments in order to expand Elbit Trade’s operations by opening new Mango stores in Israel as well as to expand its activities in other brands, such as G-Star, GAP and Banana Republic;

(iv)	Interest and principal payments on the Group debentures and loans;

(v)	Payment of general and administrative expenses; and

(vi)	Additional investment in associates (mainly venture capital investments).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -	FINANCIAL INSTRUMENTS

C.	Management of financial risks (cont.)

(5)	Liquidity risk (cont.)

The following tables present the cash flow of financial liabilities and assets (principal and interest) in accordance with the contractual repayment dates:

As of December 31, 2009:

	1st year	2nd year	3rd year	4th year	5th year	6th year and thereafter	Total
	I n t h o u s a n d N I S
Financial liabilities

Borrowing with fixed interest rate
Loans linked to Euro	16,848	17,819	18,462	18,101	188,769	29,511	289,510
Loans Linked to the GBP (iii)	612,209	-	-	-	-	-	612,209
Convertible Debentures	7,000	7,000	7,000	63,003	59,503	-	143,506
Debentures linked to the Israeli CPI	472,640	485,137	472,818	539,662	448,559	1,170,851	3,589,667
	1,108,697	509,956	498,280	620,766	696,831	1,200,362	4,634,892

Borrowing with variable interest rate
Loans linked to the Euro (iii)	750,660	(i) 578,086	66,371	64,170	222,689	206,462	1,888,438
Debenture linked to the Euro (ii)	38,680	190,835	183,097	175,364	167,626	159,893	915,495
Loans linked to the NIS	41,337	599	-	-	-	-	41,936
Loans linked to the US Dollar	95,613	76,723	958	947	15,824	-	190,065
Debentures linked to the US Dollar	13,320	12,829	12,339	11,849	5,802	-	56,139
	939,610	859,072	262,765	252,330	411,941	366,355	3,092,073

Suppliers, payable and other credit balances	346,615	72,677	10,596	14,700	23,890	34,612	503,090

Total financial liabilities	2,394,922	1,441,705	771,641	887,796	1,132,662	1,601,329	8,230,055

Financial assets
Cash and cash equivalent	1,508,301	-	-	-	-	-	1,508,301
Short term deposits	563,719	-	-	-	-	-	563,719
Trade receivables and other receivables	164,939	-	-	-	-	-	164,939
Long term deposits, loans and investments	-	51,940	60,844	39,625	37,970	(iv) 435,316	625,695
Total financial assets	2,236,959	51,940	60,844	39,625	37,970	435,316	2,862,654

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -	FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (cont.)

(5)	Liquidity risk (cont.)

As of December 31, 2008:

	1st year	2nd year	3rd year	4th year	5th year	6th year and thereafter	Total
	I n t h o u s a n d N I S

Borrowing with fixed interest rate
Loans linked to Euro	189,596	-	-	-	-	-	189,596
Loans Linked to the GBP	48,713	47,326	549,712	-	-	-	645,751
Debentures linked to the Israeli CPI	230,990	349,679	336,161	329,581	399,253	1,255,696	2,901,360
	469,299	397,005	885,873	329,581	399,253	1,255,696	3,736,707

Borrowing with variable interest rate
Loans linked to the Euro(i) (iii)	514,322	264,738	36,873	36,622	36,370	767,768	1,656,693
Debentures linked to the Euro(ii)	54,163	89,272	235,485	225,539	215,587	475,971	1,296,017
Loans linked to the NIS	19,544	15,876	-	-	-	-	35,420
Loans linked to the US Dollar	45,984	76,040	-	-	-	-	122,024
Debentures linked to the US Dollar	7,919	13,283	12,819	12,354	11,890	5,829	64,094
Convertible debentures linked to the US Dollar	54,506	871	20,216	-	-	-	75,593
	696,438	460,080	305,393	274,515	263,847	1,249,568	3,249,841

Total	1,165,737	857,085	1,191,266	604,096	663,100	2,505,264	6,986,548

(i)
Includes loans in the amount of NIS 310 million and NIS 205 million (2008: 304 million) with a contractual maturity date on January 1, 2011 and respectively and which, in accordance with the provisions of the agreements, have a mechanism to accelerate the repayment of the loans in certain events as stipulated in the agreements. See also note 23E (1), (2) & (3)(iii) .

(ii)
In respect of PC's debentures which are linked to the Israeli CPI and for significant portions of which PC has executed swap transactions in order to exchange the debentures linkage currency into Euro, see 9 A.(iv).

(iii)
Include loans in the amount of NIS 731 million (2008: NIS 392 million), in respect of which the Group is not in compliance with certain covenants included in the loan agreements. See also note 23E.(3)(i) & (ii)

(iv)	An amount of NIS 108 million was settled after the balance sheet date see (4) (b).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -	FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (cont.)

(6)	Consumer Price Index ("CPI") risk

A significant part of the Group borrowings consist of debentures raised by the Company in the Tel Aviv Stock Exchange (excluding PC's debentures for which PC has executed swap transactions in order to exchange the debentures linkage currency into Euro. (see 9 A.(iv).) and which are linked to the increase in the Israeli CPI above the base index  at the date of the debentures issuance. An increase of 3% in the Israeli CPI will cause an increase in the Group finance expenses for the years ended December 31, 2009, 2008 and 2007 (before tax and capitalization of borrowings costs to qualified assets) in the amount of NIS 75.8 million , NIS 66.5 million and NIS 62.8 million, respectively.

(7)	Collaterals

The following table presents the book value of financial assets which are used as collaterals for the Group's liabilities:

	December 31
	2009	2008
	(in thousand NIS)

Long term borrowings	10,671	12,929
Short term credits	138,526	191,487
Guarantees provided by the Group	19,622	14,450
Interest rate swap transactions	78,012	104,145
Forward transactions	34,283	-
	281,114	323,011

D.	Fair value of financial instruments

The financial instruments of the Group include primarily, cash and cash equivalents, short and long-term deposits, marketable securities, trade receivables, short and long-term other receivables, short-term banks credit, other current liabilities and long- term monetary liabilities.

(1)	Fair value of financial instruments

The fair value of traded financial instruments (such as marketable securities and debentures) is generally  calculated according to quoted closing prices as of the balance sheet date, multiplied by the issued quantity of the traded financial instrument as of that date, except for instances in which the market for these traded financial instruments is considered an inactive market. The fair value of financial instruments that are not traded and financial instruments traded in an inactive market is estimated by means of accepted pricing models, such as present value of future cash flows discounted at a rate that, in the Group’s assessment, reflects the level of risk that is incorporated in the financial instrument. The Group relies, in part, on market interest which is quoted in an active market, as well as on various techniques of approximation. Therefore, for most of the financial instruments, the estimation of fair value presented below is not necessarily an indication of the realization value of the financial instrument as of the balance sheet date. The estimation of fair value is carried out, as mentioned above, according to the discount rates in proximity to the date of the balance sheet date and does not take into account the variability of the interest rates from the date of the computation through the date of issuance of the financial statements.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -	FINANCIAL INSTRUMENTS (CONT.)

D.	Fair value of financial instruments (cont.)

(1)	Fair value of financial instruments (cont.)

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

b.
Financial instruments included in non–current assets - the fair value of loans and deposits which bear variable interest rate is an approximate to those presented in the balance sheet. The fair value of long term Financial Notes (see note 9A.(ii) &(iii)), is determined using a price quotations provided to the Group by the issuer of the Notes as of the balance sheet date. Such quotation is generally, based on discounted expected cash flows from the Notes, taking into consideration factors such as the credit rating of the issuer, the prevailing and the expected relevant interest rates and others. The fair value of derivatives (mainly swap transactions) is done by relying on third party professional expert which takes into account the expected future cash flow based on the terms and maturity of each contract using market interest rates for a similar instrument prevailing at the measurement date.

c.
Financial instruments included in current liabilities - (short-term credit, suppliers, other current liabilities and liabilities related to discontinued operation)) - Due to their nature, their fair values approximate to those presented in the balance sheet.

d.
Financial instruments included in long-term liabilities - the fair value of the traded liabilities (debentures) is generally determined according to closing prices as of the balance sheet date quoted on the Tel- Aviv Stock Exchange, multiplied by the quantity of the marketable financial instrument issued as of that date, except for PC's traded debentures for which it was determined that the trade in said debentures as of the end of 2008 is pointing the existence of inefficient and inactive market and accordingly their fair value was determined using a valuation techniques (see note 2 AG.(1)e.). The fair value of non-traded liabilities at fixed interest rate is determined according to the present value of future cash flows, discounted at a rate which reflects, in the estimation of the Group, the level of risk embedded in the financial instrument. The fair value of liabilities which carried variable interest rate is approximate to those presented in the balance sheet.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -	FINANCIAL INSTRUMENTS (CONT.)

D.	Fair value of financial instruments (cont.)

(3)	The following table presents the book value and fair value of the Group's financial assets (liabilities), which are presented in the financial statements at other than their fair value:

	December 31
	2009		2008
	Book Value	Fair Value	Book Value	Fair Value
	(In thousands NIS)

Financial Notes held to maturity	315,101	244,436	385,755	252,448
Long- term loans at fixed interest rate	(779,278)	(816,695)	(681,577)	(723,859)
Debentures	(2,568,276)	(2,625,528)	(2,208,457)	(1,390,764)
	(3,032,455)	(3,197,787)	(2,504,279)	(1,862,175)

(4)	Fair value levels

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1: fair value measurements derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•
Level 2: fair value measurements derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: fair value measurements derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Financial assets at fair value through profit or loss:

	December 31, 2009
	Level 1	Level 2	Level 3	Total
	(In thousands NIS)

Marketable securities	202,309	-	-	202,309
AFS financial assets	81,843	-	-	81,843
PC's forward transactions	-	23,938	-	23,938
Financial note measured at FVTPL	-		70,481	70,481
PC's swap transactions	-	109,656	-	109,656
	284,152	133,594	70,481	488,227

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -	FINANCIAL INSTRUMENTS (CONT.)

D.	Fair value of financial instruments (cont.)

Financial liabilities at fair value through profit or loss

	December 31, 2009
	Level 1	Level 2	Level 3 (ii)		Total
	(In thousands NIS)

PC's Debentures (i)	1,193,713	-	-		1,193,713
Interest swap transaction designated as hedging instrument	-	39,220	-		39,220
Exit fee to financing bank	-	-	27,969	(iii)	27,969
Liability to the Office of Chief Scientist	-	-	27,970		27,970
	1,193,713	39,220	55,939		1,288,872

(i)
As of December 31,2008, PC's debentures were measured based on a valuation techniques and not based on their quoted market price on the TASE since the trade in the said debentures as of the end of 2008 pointed the existence of inefficient and inactive market. Accordingly such debentures would have been classified at Level 2 in the financial statements of 2008. As of December 31, 2009, these debentures are measured based on their quoted market price at the TASE and therefore were transferred to Level 1  See note 2 AG (1) e.

(ii)	The changes in the fair value of the Group's financial liabilities included in Level 3 were charged mainly to the profit and loss.

(iii)	See C (2) above

NOTE 31 -	SUBSEQUENT EVENTS

A.
in January and February 2010, and following the public offering in Israel of unsecured non-convertible Series B Notes of PC (the “Series B Notes”), pursuant to PC's prospectus dated 3 February 2008, PC has agreed with Israeli Investors to issue approximately an additional NIS 35 million (EUR 6.8 million) and NIS 273 million (EUR 51.8 million) respectively in principal amount of Series B Notes (the “Additional Notes”) for an aggregate consideration of approximately NIS 38 million (EUR 7.4 million) and NIS 292 million ( EUR 55.4 million) respectively.  The terms of the Additional Notes are identical to the terms of the Series B Notes issued to the public under Plaza's prospectus dated 3 February 2008 (the “Prospectus”).

B.
In February 2, 2010, the Company announced that it intends to restructure its bio-tech and medical holdings (InSightec – 60%, and Gamida Cell – 28%; both on a fully diluted basis) under a wholly-owned subsidiary of the Company ("Elbit Medical") and to offer shares of such subsidiary in a public offering on the Tel Aviv Stock Exchange (“IPO”).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 -	SUBSEQUENT EVENTS (CONT.)

C.
In February 9, 2010, the Company announced that its subsidiary, Elbit Plaza USA, L.P. (“Elbit Plaza USA”) a real estate investment venture jointly formed by the Company and PC has entered into a framework and co-investment agreement (the “Agreement”) with Eastgate Property LLC, an affiliate of NCH Capital Inc. (“Eastgate”). Under the Agreement the parties have committed to co-invest in equal portions a combined $200 million with a U.S. real estate investment fund EPN GP, LLC (“EPN”)  that will be jointly established by the parties with outside investors and which will focus on investments in the U.S. retail and commercial real estate sectors (the “Fund”). Eastgate shall take an active role in the joint management of the Fund utilizing its long standing experience in fund management activities in the U.S. The Agreement provides that the parties will identify and locate potential investments during a two-year period in which the Fund together with the co-investment facility will acquire assets or enter into joint ventures with owners of relevant assets or portfolios, with the objective of selling the Fund's assets or holdings and dissolving the Fund within a five-to-seven-year period of the initial closing of the Fund.

On April 22, 2010 EPN entered into a series of agreements for investment in Macquarie DDR Trust  ("MDT" or the "Trust"), an Australian publicly traded trust, which holds and manages two US REIT portfolios (Macquarie DDR US Trust Inc.("REIT I") and Macquarie DDR US Trust II Inc. ("REIT II")) with 41 operating retail properties in REIT I and 37 operating retail properties in REIT II. Altogether approximately 13.3 million square feet of leaseable area, mainly of community shopping centers throughout the United States (the "Investment Agreements").

Under the Investment Agreements, (i) MDT completed a Australian $9.5 million (approximately $8.8 million) private placement (“Placement”) to EPN representing 15% pre-placement; (ii) MDT shall initiate a proposed recapitalisation of MDT by way of a pro rata entitlement offer (“Entitlement Offer”) to raise approximately A$200 million (approximately $185.5 million) (“Proposed Recapitalisation”). The Entitlement Offer is conditional on MDT entering into definitive underwriting agreements with professional underwriters and receiving acceptable standstill agreements from the Trust’s lenders and derivative counterparties. EPN will participate in and be a sub-underwriter to the Entitlement Offer Other substantial unitholders in the Trust will be offered the opportunity to participate in the sub-underwriting of the offer; (iii) EPN has acquired from Macquarie Group Limited 2.6% principal unitholding in the Trust; and (iv) following the completion of the Entitlement Offer, EPN shall acquire from Macquarie Group its 50% interest in the entity which is the owner of the Responsible Entity of the Trust (“US Manager”).

It is intended that the proceeds of the Placement and Proposed Recapitalisation will be used for the repayment of the amounts outstanding under MDT's unsecured debt and derivative liabilities and other senior debt, and provide enhanced balance sheet stability to MDT.

Following the Placement and acquisition of Macquarie’s interest in MDT, EPN’s holding in the Trust will be approximately 15.3%. This holding may increase as a result of the Proposed Recapitalisation.

D.
On March 25, 2010 the Company issued 100,000,000 principal amounts of Series G debentures, at the price of NIS 1,000 per unit (each unit is comprised of NIS 1,000 principal amount) pursuant to the shelf prospectus filed on July 21, 2009. The debentures are bearing interest rate of 5.08% linked to increases in the Israeli consumer price index. Interest will be payable on June 30 and December 31 of each of the years 2010 through 2018. The principal of the Series G Debentures will be subject to repayment as follows:

•	10% of the principal will be payable on December 31, 2014;

•	20% of the principal will be payable on December 31 on each of 2015 and 2016; and

•	25% of the principal will be payable on December 31 on each of 2017 and 2018.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 -	SUBSEQUENT EVENTS (CONT.)

E.
In February 2010, the Company's board of directors adopted an option plan ("option plan") for the grant of up to 500,000 non-marketable options to 35 employees of the Company exercisable into 500,000 Insightec's ordinary shares. Each option is exercisable to one share for an exercise price of 2$ .The exercise price of each option will be reduced upon distribution of dividend, stock dividend etc., according to the approved option plan. At the same day the Company's board of directors approved the grant of 400,000 options to the Company's employees out of which 67,500 options granted to the Company Co-CEOs and CFO additional 50,000 intended to be granted to the Company's chairman of the board which is subject to the shareholders meeting approval.

The vesting period of the options will occur ratably over a three years period (33% of the options shall vest on each of the first three anniversaries of the date grant (vesting period). The options will expire 7 years following the date of grant. The Company can decide on each day and on its sole discretion to convert each option to Elbit Medical share instead of Insightec's share according to the ratio between the naïve value accumulated from the date grant to the conversion date (meaning the gap between Insightec share value to the exercise price) to the gap between the price of Elbit Medical share to the new exercise price as determind by the Company.

F.
In April, 2010 the Group together with jointly control partner acquired a hotel (the Holiday Inn Schipol hotel) for a total consideration of EUR 30 Million (Group share – Euro 15 million) out of which 28 million will be financed by the Bank.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Appendix

Name of company		Nature of Activity	Rate of ownership and control (direct as well as indirect)	Country of Residence
			%

Elscint Ltd.	("Elscint")	Management and investment in companies	100.0	Israel
Bea Hotels N.V.	("BH")	A holding company in the hotel segment, mainly in Europe	100.0	The Netherlands
Elbit Trade and Retail Ltd.	("Elbit Trade")	A distributor and retailer of the retail brand name MANGO - MNG TM ,GAP, Banana Republic and G-Star	100.0	Israel
Elbit Ultrasound Netherlands B.V.	("EUN")	A holding company	100.0	The Netherlands
Plaza Centers N.V.	("PC")	Development and sale of commercial centers in Central and Eastern Europe and in India	68	The Netherlands
InSightec Ltd.	("InSightec)	Development manufacturing and marketing of means of imaging-guided treatment	71.3	Israel

Elbit-Plaza India Real Estate Holding Ltd.	("EPI")	Development of real estate projects in India designated mainly for residential and commercial use	100.0(*)	Cyprus

(*)
The Company holds 47.5% of the shares directly and 47.5% through PC.  5% of the shares were allotted to the Company's Vice Chairman of the Board following the approval of the Company's shareholders' meeting in January 2008. The VC's shares are not entitled to voting rights. - see note 27B.(5)& (6).

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

1.2
Amended and Restated Articles of Association (incorporated by reference to Exhibit 1.2 of Elbit Imaging Ltd.'s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008).

2.1
Form of share certificate of Elbit Imaging Ltd. (incorporated by reference to Exhibit 2.1 of Elbit Imaging Ltd.'s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008).

4.1
Framework Transaction Agreement dated July 29, 2005, among Klepierre S.A., Plaza Centers N.V. and others (incorporated by reference to Exhibit 4.15 of Elbit Imaging Ltd.'s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006).

4.2
English summary of Share Purchase Agreement dated June 14, 2007, among ELS Trust Ltd., Elscint Ltd. and Manofim Finances for Israel (Mapal) Ltd. for the sale of the Arena commercial and entertainment center in Israel (incorporated by reference to Exhibit 4.14 of Elbit Imaging Ltd.'s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 2, 2007).

4.3
English translation of Agreement for the Provision of Consultancy Services for the Development of Real Estate Projects dated May 31, 2006, between Elbit Imaging Ltd. and Control Centers Ltd. (incorporated by reference to Exhibit 4.13 of Elbit Imaging Ltd.'s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 2, 2007).

4.4
English translation of Deed of Trust dated January 31, 2008, between Plaza Centers N.V. and Reznik Paz Nevo, as amended on February 17, 2008 (incorporated by reference to Exhibit 4.6 of Elbit Imaging Ltd.'s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2008).

4.5
English translation of Employees, Directors and Offices Incentive Plan of 2006, as amended (incorporated by reference to Exhibit 4.6 of Elbit Imaging Ltd.'s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2009).

4.6
Framework Agreement dated April 22, 2010, among EPN GP, LLC, Macquarie DDR Management Limited, Macquarie DDR Management LLC, Developers Diversified Realty Corporation, DDR MDT Holdings II Trust, DDR Macquarie Fund LLC, DDR MDT PS LLC, DDR MDT MV LLC, Macquarie DDR U.S. Trust Inc., Macquarie DDR U.S. Trust II Inc., Macquarie MDT Holdings Trust, Macquarie MDT Holdings Inc., Belike Nominees Pty Limited and Macquarie Group Services Australia Pty Limited.

8.1	List of subsidiaries.
12.1	Certification of the co-Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the co-Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.3	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the co-Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the co-Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.3	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Brightman Almagor Zohar & Co.
15.2	Table of advisors relied upon in the consolidated financial statements for the years ended December 31, 2009, 2008 and 2007.
15.3	Consent of SHM Smith Hodgkinson (Romania) srl
15.4	Consent of Financial Immunities Ltd.
15.5	Consent of Financial Immunities Ltd.
15.6	Consent of Financial Immunities Ltd.

15.7	Consent of Financial Immunities Ltd.
15.8	Consent of Financial Immunities Dealing Room Ltd.
15.9	Consent of BDO Ziv Haft Consulting and Management Ltd.
15.10	Consent of Financial Immunities Dealing Room Ltd.
15.11	Consent of BDO Ziv Haft Consulting and Management Ltd.
15.12	Consent of Giza Zinger Even
15.13	Consent of BDO Ziv Haft Consulting and Management Ltd.
15.14	Consent of Giza Zinger Even
15.15	Consent of Giza Zinger Even
15.16	Consent of Giza Zinger Even
15.17	Consent of Tavor Economic Consulting Ltd.
15.18	Consent of King Sturge Kft
15.19	Consent of Giza Zinger Even
15.20	Consent of KPMG Hungaria Kft

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to hereby sign this annual report on its behalf.

Elbit Imaging Ltd.

By:	/s/ Dudi Machluf
Name: Dudi Machluf
Title: co-Chief Executive Officer

By:	/s/ Ran Shtarkman
Name: Ran Shtarkman
Title: co-Chief Executive Officer

Date:  May 9, 2010