Form 20-F/A
period 2009-12-31
ELBIT IMAGING LTD
filed 2011-01-27
CIK 1027662

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

        If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17   ☐ Item 18

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act:

YES ☐                              NO ☒

EXPLANATORY NOTE

    This Amendment No. 1 on Form 20-F/A (the “Amendment”) to our annual report on Form 20-F for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2010 (the “Form 20-F”), is being filed solely for the purpose of: (i) correction of a clerical error in the audit report of KPMG Hungaria Kft., included in the Form 20-F and (ii) correcting a clerical error in the consent of KPMG Hungaria Kft., filed as Exhibit 15.20 to the Form 20-F. Such audit report and Exhibit 15.20 are both hereby replaced in their entirety.

    Therefore, this Amendment consists of a cover page, this explanatory note, the revised audit report of KPMG Hungaria Kft., a revised list of exhibits (Item 19 of Part III), a signature page and the revised Exhibit 15.20.

    This Amendment speaks as of the date of the initial filing of the Form 20-F. Other than as described above, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F and does not, and does not purport to, reflect any events that have occurred after the date of the initial filing of the Form 20-F. As a result, our annual report on Form 20-F for the fiscal year ended December 31, 2009, as amended by this Amendment, continues to speak as of the initial filing date of the Form 20-F.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Plaza Centers N.V. (formerly: Plaza Centers (Europe) B.V.)

We have audited the accompanying consolidated balance sheet of Plaza Centers N.V. and its subsidiaries as of December 31, 2008, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Plaza Centers N.V. and its subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

4.6 *
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

8.1 *	List of subsidiaries.
12.1 *	Certification of the co-Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2 *	Certification of the co-Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.3 *	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1 *	Certification of the co-Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2 *	Certification of the co-Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.3 *	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1 *	Consent of Brightman Almagor Zohar & Co.
15.2 *	Table of advisors relied upon in the consolidated financial statements for the years ended December 31, 2009, 2008 and 2007.
15.3 *	Consent of SHM Smith Hodgkinson (Romania) srl
15.4 *	Consent of Financial Immunities Ltd.
15.5 *	Consent of Financial Immunities Ltd.
15.6 *	Consent of Financial Immunities Ltd.

15.7 *	Consent of Financial Immunities Ltd.
15.8 *	Consent of Financial Immunities Dealing Room Ltd.
15.9 *	Consent of BDO Ziv Haft Consulting and Management Ltd.
15.10 *	Consent of Financial Immunities Dealing Room Ltd.
15.11 *	Consent of BDO Ziv Haft Consulting and Management Ltd.
15.12 *	Consent of Giza Zinger Even
15.13 *	Consent of BDO Ziv Haft Consulting and Management Ltd.
15.14 *	Consent of Giza Zinger Even
15.15 *	Consent of Giza Zinger Even
15.16 *	Consent of Giza Zinger Even
15.17 *	Consent of Tavor Economic Consulting Ltd.
15.18 *	Consent of King Sturge Kft
15.19 *	Consent of Giza Zinger Even
15.20 **	Consent of KPMG Hungaria Kft

*           Previously filed with the original Form 20-F, filed with the Commission on May 10, 2010

**         Filed herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to hereby sign this Amendment No. 1 on its behalf.

Elbit Imaging Ltd.

By:	/s/ Dudi Machluf
Name: Dudi Machluf
Title: co-Chief Executive Officer

By:	/s/ Ran Shtarkman
Name: Ran Shtarkman
Title: co-Chief Executive Officer

Date: January 27, 2011