Form 20-F
period 2010-12-31
ELBIT IMAGING LTD
filed 2011-06-06
CIK 1027662

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report _____________

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
NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 24,885,833 ordinary shares, par value NIS 1.00 per share, excluding 2,800,000 treasury shares, and 588,910 shares held by a wholly owned subsidiary as of December 31, 2010.

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

CURRENCY TRANSLATION

For the reader’s convenience, financial information for 2010 has been translated from various foreign currencies to the U.S. dollar (“$” or "U.S. dollar"), as of December 31, 2010, in accordance with the following exchange rates:

Currency	$1.00 as of December 31, 2010
1 New Israeli Shekel (NIS)	0.28177
1 Euro	1.3350
1 Great British Pound (GBP)	1.5477
1 Hungarian Forint (HUF)	0.00474
1 Czech Republic Koruny (CZK)	0.05248
1 Romanian LEI (RON)	0.3116
1 Polish Zloty (PLN)	0.33408
1 Indian Rupee (INR)	0.0223
1 Crore (10 million INR)	223,000

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

EXCHANGE RATES

The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 3.406 to the U.S. dollar on June 2, 2011. The exchange rate has fluctuated during the six month period beginning December 2010 through June 2, 2011 from a high of NIS 3.420 to the U.S. dollar to a low of NIS 3.406 to the U.S. dollar. The monthly high and low exchange rates between the NIS and the U.S. dollar during the six month period beginning December 2010 through June 2, 2011, as published by the Bank of Israel, were as follows:

	HIGH	LOW
MONTH	1 U.S. dollar = NIS	1 U.S. dollar = NIS
December 2010	3.665	3.549
January 2011	3.71	3.528
February 2011	3.713	3.602
March 2011	3.635	3.481
April 2011	3.473	3.405
May 2011	3.538	3.524

The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years was as follows:

PERIOD	AVERAGE EXCHANGE RATE
January 1, 2006 - December 31, 2006	4.442 NIS/$1
January 1, 2007 - December 31, 2007	4.0847 NIS/$1
January 1, 2008 - December 31, 2008	3.586 NIS/$1
January 1, 2009 - December 31, 2009	3.932 NIS/$1
January 1, 2010 - December 31, 2010	3.735 NIS/$1

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

A.           SELECTED FINANCIAL DATA

The following selected consolidated financial data of Elbit Imaging Ltd. and its subsidiaries (together, “EI,” "Elbit," the “Company,” “our,” “we” or “us”) are derived from our 2010 consolidated financial statements and are set forth below in table format. Our 2010 consolidated financial statements and notes included elsewhere in this report were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The 2010 consolidated financial statements were audited by Brightman Almagor Zohar & Co., a firm of certified public accountants in Israel and a member of Deloitte Touche Tohmatsu, except for an associate which was audited by another auditor. Our selected consolidated financial data are presented in NIS. A convenience translation to U.S. dollars is presented for 2010 only.

The selected financial data for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 which are presented in the table below are derived from our consolidated financial statements prepared in accordance with IFRS and do not include consolidated financial data in accordance with U.S. GAAP.

CONSOLIDATED STATEMENTS OF OPERATIONS IN ACCORDANCE WITH IFRS

 (in thousands, except share and per share data)

	FOR THE YEAR ENDED DECEMBER 31
	2010	2010	2009	2008	2007	2006
	Convenience translation
	($'000)	(NIS '000)
Revenues and gains
Gain from bargain purchase	111,886	397,082	-	-	-	-
Commercial centers	28,993	102,895	85,466	524,163	2,917,616	397,202
Gain from fair value adjustment of investment property	11,334	40,226	(**)3,423	-	-	-
Investment property rental income	34,506	122,462	-	-	-	-
Hotels operations and management	113,785	403,822	396,736	384,220	395,227	351,610
Gains from sale of real estate assets	56,009	198,777	-	-	62,621	81,794
Sale of medical systems	9,476	33,631	61,683	38,076	49,648	85,824
Gains from changes of shareholding in subsidiaries	-	-	31,106	49,122	5,310	667,014
Sale of fashion retail	49,258	174,817	118,386	102,736	68,139	58,035
	415,247	1,473,712	696,800	1,098,317	3,498,561	1,641,479

Expenses and losses
Commercial centers	44,166	156,745	169,253	(**)431,667	1,714,253	395,814
Investment property expenses	14,249	50,571	-	-	-	-
Hotels operations and management	96,165	341,291	353,229	(*)355,049	330,063	308,623
Cost and expenses of medical systems operation	18,026	63,973	67,403	55,469	69,953	71,746
Cost of fashion merchandise	55,670	197,574	134,142	118,040	80,308	67,834
Research and development expenses	16,488	58,514	73,959	68,759	69,559	73,538
General and administrative expenses	18,397	65,292	66,153	54,944	116,992	66,983
Share in losses (profits) of associates, net	2,332	8,275	14,039	12,952	12,667	(736)
Financial expenses	102,061	364,030	283,546	296,527	232,566	132,310
Financial income	(11,532)	(40,927)	(92,725)	(135,278)	(73,293)	(19,219)
Change in fair value of financial instruments measured at fair value through profit and loss	14,506	49,666	70,702	(225,244)	(18,347)	5,495
Impairment, charges and other expenses, net	23,855	84,664	260,225	68,797	38,233	77,048
	394,383	1,399,668	1,399,926	1,101,682	2,572,954	1,179,436

PROFIT (LOSS) BEFORE INCOME TAXES	20,864	74,044	(703,126)	(3,365)	925,607	462,043
Income taxes (tax benefits)	1,388	4,920	(35,571)	24,736	16,288	(1,787)
PROFIT (LOSS) FROM CONTINUING OPERATIONS	19,476	69,124	(667,555)	(28,101)	909,319	463,830
Profit from discontinued operations, net	1,240	4,401	16,550	4,934	10,289	35,665
PROFIT (LOSS) FOR THE YEAR	20,716	73,525	(651,005)	(23,167)	919,608	499,495

Attributable to:
Equity holders of the Company	17,469	61,998	(530,942)	(103,170)	539,749	510,803
Non-controlling interest	3,247	11,527	(120,063)	80,003	379,859	(11,308)
	20,716	73,525	(651,005)	(23,167)	919,608	499,495

Earnings per share - (in NIS)
Basic earnings (loss) per share:
From continuing operations	0.64	2.28	(21.51)	(4.25)	20.80	18.83
From discontinued operations	0.05	0.17	0.65	0.19	0.40	1.41
	0.69	2.45	(20.86)	(4.05)	21.20	20.24
Diluted earnings (loss) per share:
From continuing operations	0.55	1.96	(21.53)	(4.30)	20.18	18.83
From discontinued operations	0.05	0.17	0.65	0.19	0.40	1.41
	0.60	2.13	(20.88)	(4.11)	20.58	20.24

Dividend declared per share	0	0	0	6.60	6.30	0
_________________

(*)	retrospective application of accounting policy for classification of leases of land, as presented in our annual consolidated financial statements.
(**)         change in accounting policy of measurement of investment property, as presented in our annual consolidated financial statements.

SELECTED BALANCE SHEET DATA IN ACCORDANCE WITH IFRS

	DECEMBER 31
	2010	2010	2009	2008	2007	2006
	Convenience translation
	($ '000)		(NIS '000)

Current Assets	1,851,998	6,572,740	6,777,519	6,076,928	5,808,346	3,671,977
Non Current Assets	1,163,698	4,129,973	2,630,670	2,614,784	2,639,302	2,613,648
Total	3,015,696	10,702,713	9,408,189	8,691,712	8,447,648	6,285,625

Current Liabilities	814,771	2,891,622	2,756,575	2,018,741	935,311	1,101,684
Non Current Liabilities	1,587,368	5,633,570	4,503,443	4,235,188	4,283,335	2,889,710
Shareholders' equity Attributable to:
Equity holders of the company	214,354	760,740	946,450	1,373,692	2,035,438	1,644,716
Non-controlling interest	399,203	1,416,781	1,201,721	1,064,091	1,193,564	649,515
Total	3,015,696	10,702,713	9,408,189	8,691,712	8,447,648	6,285,625

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

Adverse economic conditions in markets in which we operate can harm our business. In recent years, global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. These economic factors include diminished liquidity and tighter credit conditions, leading to decreased credit availability, as well as declines in economic growth and employment levels. Although there are currently signs of improvement in the global economy and in the countries in which we operate, the recession may return. In addition, the scope and effects of the recent economic instability cannot yet be determined. Partly as a result, entire industries have faced and may be facing extreme contraction and even the prospect of collapse. The credit crisis could have a number of follow-on effects on our business, including a possible: (i) slow-down in our business, resulting from lower consumer expenditure, inability of consumers to pay for products and services, insolvency of consumers or insolvency of key partners, (ii) negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and other sources of funding in the future on terms favorable to us, and (iii) decrease in asset values that are deemed to be other than temporary, which may result in impairment losses. If such increased levels of volatility and market turmoil continue, it may materially adversely affect our results of operations and may increase the difficulty for us to accurately forecast and plan future business.

We have significant capital needs and additional financing may not be available.

The sectors in which we compete are capital intensive. We require substantial up-front expenditures for land acquisition, development and construction costs, investment in the U.S. real property market, investments in research and development, investment in our retail brands as well as for the ongoing maintenance of our hotels or operation of our centers. In addition, following construction, additional financing is necessary to maintain the centers in good condition until they are sold. Accordingly, we require substantial amounts of cash and financing for our operations. We cannot be certain that such external financing would be available on favorable terms, on a timely basis or at all.

We and our 62.36% subsidiary, Plaza Centers N.V. (LSE: PLAZ) (WSE: PLAZ/PLAZACNTR) (“PC”) (58% on a fully diluted basis), issue notes to the public in Israel from time to time which are traded on the Tel Aviv Stock Exchange in substantial amounts in order to finance our operations. We and PC depend on our ability to refinance these existing Israeli traded notes and if we experience a decline in trading prices (and corresponding rise in yield returns) of the Israeli traded notes of PC or us, this may impair our ability to raise additional financing or to refinance our existing notes through issuances of new Israeli traded notes at attractive terms or at all. Also, during 2008, and to some extent during 2009 and 2010, the world markets experienced a financial crisis, which resulted in lower liquidity in the capital markets. The financial crisis also affected PC's ability to obtain financing in Central and Eastern Europe ("CEE") and India for our commercial shopping centers and residential projects in those countries. Lower liquidity may result in difficulties to raise additional debt or less favorable interest rates for such debt. In addition, construction loan agreements generally permit the drawdown of the loan funds against the achievement of pre-determined construction and space leasing milestones. If we fail to achieve these milestones, the availability of the loan funds may be delayed, thereby causing a further delay in the construction schedule. If we are not successful in obtaining financing to fund our planned projects and other expenditures, our ability to develop existing projects and to undertake additional development projects may be limited and our future profits and results of operations could be materially adversely affected. Our inability to obtain financing may affect our ability to construct or acquire additional land plots, shopping centers and hotels, and we may experience delays in planned renovation or maintenance of our hotels, or in completion of the construction of our trading property that could have a material adverse effect on our results of operations. Our inability to obtain financing may also affect our ability to refinance our existing debt, which may have a material adverse affect on our results of operations.

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

As a result of our substantial indebtedness:

•	we could be more vulnerable to general adverse economic and industry conditions;

•	we may find it more difficult to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

•	we will be required to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, reducing the available cash flow to fund other projects;

•	we may have limited flexibility in planning for, or reacting to, changes in our business and in the industry;

•	we may have a competitive disadvantage relative to other companies in our business segments with less debt; and

•	We may face difficulties in refinancing our notes traded in the TASE If our or PC's Israeli traded notes experience a decline in trading prices.

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

Our notes and PC's notes were rated, as of May 2011, by Midroog Ltd. an affiliate of Moody's Investors Services at an “A2/Negative”credit rating on credit watch and by Maalot, the Israel Securities Rating Company Ltd. an affiliate of Standard and Poors at an "ilA" credit rating on credit watch with negative implications. If we are subject to a rating downgrade, or a suspension or withdrawal of the rating assigned by a rating agency to our publicly held notes, we may experience increased difficulty in raising debt financing in the future or in refinancing our indebtedness.

Our financial instruments (mainly our loans and debentures) and our derivative financial instruments are subject to fluctuation in interest rates, currency exchange rates, changes in the consumer price index and/or changes in fair value, which may have a negative impact on our earnings, balance sheet and cash flows.

Floating interest rates on debt facilities expose us to increases in market interest rates and subsequent increases in interest costs. To the extent that we at any time are unhedged or insufficiently hedged against interest rate fluctuations, our earnings and balance sheet position may be negatively impacted. In addition, certain debt agreements may include default interest under certain circumstances, which may be higher than the original interest rate set out in the debt agreement. If a lender successfully asserts its right to invoke a default interest clause, this will increase our effective interest costs in respect of facilities with that lender.

We are impacted by exchange rates and fluctuations thereof. We are likely to face risks from fluctuations in the value of the functional currencies of our subsidiaries against the linkage currency of the applicable financial instruments. To the extent that we at any time are unhedged or insufficiently hedged against currency exchange rates, our earnings and balance sheet position may be negatively impacted.

The principal and interest of most of our debt instruments is determined by reference to the Israeli consumer price index (the "CPI"), which may entail significant risks not associated with similar investments in a conventional fixed or floating rate debt security. The historical value of the CPI is not indicative of future CPI performance and its value is affected by, and sometimes depends on, a number of interrelated factors, including direct government intervention and economic, financial, regulatory, and political events, over which we have no control. An increase in the CPI will result in additional financing expenses to our profits and losses and will have a negative impact on our cash flows.

Certain of our financial instruments and derivative financial instruments are measured by fair value. Any change to the fair value of such instrument will affect our profits and losses and may have a material effect on our results.

The fair value of our real estate assets (including commercial shopping centers, hotels, residential projects, U.S. yielding real estate investments and others) may be harmed by certain factors, which may entail impairment losses not previously recorded which, in turn, will affect our financial results.

Certain circumstances may affect the fair value of our real estate assets (operating, under construction or held by our U.S. real property investment fund), including, among other things, (i) the absence of or modifications to permits or approvals required for the construction and/or operation of any real estate asset; (ii) in shopping and entertainment centers - where a significant part of the rental areas is subject to long-term leases with a small group of retailers which is distinguished from other lessees, we may be exposed to a risk of rental fees rates being significantly lower than originally anticipated. A material long term decline in the business operations of such retailers may therefore have an adverse effect on the real estate assets recoverable amount and their final sale prices; (iii) delays in completion of works, beyond the anticipated target, may adversely affect our results of operations; (iv) lawsuits that are pending, whether or not we are a party thereto, may have a significant impact on our real estate assets and/or on certain of our shareholding rights in the companies owning such assets. In addition, certain laws and regulations, applicable to our business in certain countries where the legislation process undergoes constant changes, may be subject to frequent and substantially different interpretations; agreements which may be interpreted by governmental authorities so as to shorten the term of use of real estate, and which may be accompanied with a demolition order with or without compensation, may significantly affect the value of such real estate asset. The fair value of our real estate assets may be significantly decreased, thereby resulting in potential impairment losses not previously recorded in our financial results.

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

In addition, the fair value of our real estate assets is highly depended on the yield rates attributable to these assets. Therefore, any change in the yield rate or interest rate of any of our real estate assets may cause a significant decrease to the fair value of such assets, thereby resulting in potential impairment losses not previously recorded in our financial results.

The failure to comply with government regulation may adversely affect our business and results of operations.

All of our business is subject to numerous national and local government regulations, including those relating to acquisition of real estate properties, building and zoning requirements, fire safety control, access for the disabled, environmental law and health board reviews and standards. In addition, we are subject to laws governing our relationships with employees, including minimum wage requirements, overtime, working conditions, and work permit requirements, and in some localities to collective labor agreements. A determination that we are not in compliance with these regulations could result in the imposition of fines, an award of damages to private litigants and significant expenses in bringing our operations into compliance with such laws and regulations. In addition, our ability to dismiss unneeded staff may be hampered by local labor laws and courts which traditionally favor employees in disputes with former employers.

Operating globally exposes us to additional and unpredictable risks.

We conduct our businesses throughout the world and constantly seek new opportunities in various regions of the world. Our future results could be materially adversely affected by a variety of factors relating to international transactions, including changes in exchange rates, general economic conditions, regulatory requirements, tax structures or changes in tax laws or practices, and longer payment cycles in the countries in our geographic areas of operations. International operations may be limited or disrupted by the imposition of governmental controls and regulations, political instability and difficulties in managing international operations. We cannot assure you that one or more of these factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition and results of operations. A failure to effectively manage the expansion of our business could have a negative impact on our business. To accommodate our global expansion, we are continuously implementing new or expanded business systems, procedures and controls. There can be no assurance that the implementation of such systems, procedures, controls and other internal systems can be completed successfully.

If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, holders of ordinary shares may suffer adverse tax consequences.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the value of our assets, averaged quarterly, are held for the production of, or produce, passive income, we will be characterized as a passive foreign investment company ("PFIC"), for U.S. federal income tax purposes. A determination that we are a PFIC could cause our U.S. shareholders to suffer adverse tax consequences, including having gains realized on the sale of our shares taxed at ordinary income rates, rather than capital gains rates, and being subject to an interest charge on gain from the sale or other disposition of our ordinary shares, and on certain "excess distributions" with respect to our ordinary shares and could have an adverse effect on the price and marketability of our shares. If we are a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. See "Item 10.E. Taxation - Tax consequences if we are a Passive Foreign Investment Company" below.

We are subject to various legal proceedings that may have a material adverse effect on our results of operations.

Certain legal proceedings have been initiated against us, including litigation in connection with the change of control of us and our subsidiary Elscint Ltd. ("Elscint," which was merged into us in 2010) in May 1999 and the acquisition of the hotel businesses by Elscint in September 1999, as well as motions to certify certain of such claims as class actions and litigation by an individual who claims to have rights to a percentage in us and certain of our subsidiaries. For details refer to note 23B(3) in our annual consolidated financial statements. A determination against us in some or all of these proceedings, mainly those related to class actions, may materially adversely affect our results of operations.

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

As of May 10, 2011, Mordechay Zisser, our Executive President and a director, held, directly and indirectly, approximately 49.04% of our issued share capital. For additional information, see "Item 7.A. Major Shareholders." As a result of such holdings, Mr. Zisser has the ability, in effect, to elect the members of our board of directors and to effectively control the outcome of shareholder votes, subject to limitations under the Companies Law. Certain of these shares are pledged as security to lending banks. A foreclosure event could lead to a change in the control of our company, which in turn may cause us to be in default of financial covenants with certain of our lending banks.

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

We have experienced at times in the past, and may in the future experience, significant fluctuations in our quarterly and annual operating results which may cause the market price of our ordinary shares to decline. These fluctuations may be caused by various factors, particularly due to significant sales of our properties and the frequency of such transactions. We periodically review our business to identify opportunities for the acquisition, development or sale of new centers and/or hotels. As a result of our disposition and acquisition or development of centers, we may experience significant fluctuations in our annual and quarterly results. As a result, we believe that period-to-period comparisons of our historical results of operations may not necessarily be meaningful and that investors should not rely on them as an indication of our future performance. It is likely that in some future periods, our operating results may be below expectations of public market analysts or investors. If this occurs, our share price may drop.

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

We are dependent on our ability to enter into new leases on favorable terms with third parties, including anchor tenants (such as the operators of supermarkets, department stores, cinemas, national retail outlets and large electrical appliances stores) in order to receive a profitable price for each shopping and entertainment center or other development. Anchor stores in shopping and entertainment centers play an important part in generating customer traffic and making a center a desirable location for other tenants. We may find it more difficult to engage tenants to enter into leases during periods when market rents are increasing, or when general consumer activity is decreasing, or if there is competition for tenants from competing centers. The recent global economic recession, pressures that affect consumer confidence, job growth, energy costs and income gains can affect retail sales growth, and a continuing soft economic cycle (as well as vacancies and available spaces at other shopping centers as a result of the recession) may impact our ability to find tenants for our shopping and entertainment centers. Failure to attract tenants, the termination of a tenant’s lease, or the bankruptcy or economic decline of a tenant may adversely affect the price obtainable for the shopping and entertainment center and adversely affect our financial condition and results of operations. The failure of tenants to abide by the terms of their agreements may cause delays or result in a temporary or long term decline in rental income, the effects of which we may not be able to offset due to difficulties in finding a suitable replacement anchor tenant. Furthermore, the tenants or operators of units comprising part of a development may be unable to obtain the necessary governmental permits or licenses which are necessary for the operation of their respective businesses (for example, the inability of the operator of the proposed casino to be constructed as part of a shopping and entertainment project to maintain a gaming license due to its failure to qualify or comply with the applicant legal requirements). Where such operations are delayed or not permitted due to lack of necessary permits, a negative impact on the attractiveness of the project and on revenues and cash flows may result.

We may lease developed shopping and entertainment centers or other developments at below expected rental rates or sell at a price which is below what was expected or at a delayed date.

Our current strategy is to dispose of a shopping and entertainment center upon completion. If rental leases decrease below our expectations or if circumstances arise beyond our control, such as market prices, market demand and negative trends, we may have to sell a shopping and entertainment center at a price below our projections. In addition, we could be in the position where there will be no demand at acceptable prices and we will be required to hold, operate and maintain the shopping center until the financial environment improves and allows its disposal. This will cause a considerable delay in the sale of the asset and will require us to devote (or acquire by way of outsourcing) the resources required for its operation and maintenance.

Competition is becoming more aggressive in certain countries in which we operate, which may adversely affect our results of operations.

The shopping and entertainment centers business in CEE and in India is becoming more competitive with a number of developers becoming active in our target areas, such as Globe Trade Centre SA, ECE Projekt Management GmbH and TriGranit Holding Limited in CEE. The shopping and entertainment centers concept we promote is gaining increasing popularity due to its potentially high yields. Developers compete not only for patrons, but also for desirable properties, financing, raw materials, qualified contractors, experienced system consultants, expert marketing agents and skilled labor. The public bidding process (the process through which we often acquire new properties) in CEE, and the prime locations in general, are subject to competition and some of our competitors have longer operating histories and greater resources than us, all of which may limit our ability to obtain such projects. There can be no assurance that we will be successful in winning projects that we bid for or which are awarded pursuant to fixed price tenders or that we will otherwise continue to be successful in competing in such countries for prime and selected locations.

If we find and acquire a location that is suitable for the development of a shopping and entertainment center, the suitability of that location may be adversely affected by external factors such as a competing shopping center opening in the same area, demographic trends and urban development and changes which may impact the character of the target or potential customers of the shopping center, and other factors that may impact the shopping center’s operations. In the event that the suitability of a location is adversely affected, the development of our shopping and entertainment center may be delayed or abandoned. In such circumstances, there is no guarantee that we will be able to use the site for an alternative development or be able to sell the site.

We may be required to make payments to tenants in occupation who enjoy enhanced occupational rights in order to vacate the premises which may result in budget overruns.

We may acquire development sites or existing shopping and entertainment centers that have existing tenants. In so doing, we may acquire lease liabilities and obligations in connection with such acquisitions. As a consequence, our earnings may be affected to the extent that we are obliged to give continued occupation to tenants with lease payments below market rates for the refurbished or redeveloped center. In addition, we may incur costs in obtaining vacant possession of a site where there are existing tenants who have protected occupation rights. We may be required to make additional ex gratia payments to such tenants in order to obtain vacant possession before the contractual expiration of such occupational tenants' lease terms. Such payments may result in budget overruns for the project. We may also be obliged to relocate existing tenants, which could delay the development of the site and add to the cost of development. Any of the above costs may also apply should we desire to improve the mixture of tenants, while replacing current lessees, as even if the new mixture is expected to generate more revenues in the long run (which also may not be realized), the above costs will occur in an immediate manner.

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

RISKS RELATED TO UNITED STATES REAL PROPERTY

RISKS RELATED TO THE U.S. INVESTMENT FUND

Our operations and investment in shopping and entertainment centers in the United States have only recently commenced and may not succeed.

We have no operating history upon which investors can evaluate our anticipated performance in our investments in real property in the United States.  Further, some of our principals have a limited history in managing investments in the U.S. real estate market.  We cannot assure that our investments will be successful, that our investment objectives will be realized, that we will be able to find attractive investments or that any benefits or advantages to investors will be available or accomplished.

We intend for our U.S. investment platform to be highly leveraged and may as a result incur high financing risks.

We intend for our U.S. investment platform to borrow funds to increase its buying power and potential returns to investors.  Market conditions may decrease significantly the availability and increase the cost of real estate mortgage loans or other forms of finance. The amount of leverage used will decrease the investment return if we fail to earn as much on investments purchased with borrowed funds as it is charged for the use of those funds.  The use of leverage will also allow us to borrow in order to make additional investments, thereby increasing our exposure to assets, such that our total assets are greater than the aggregate amount of the commitments to our U.S. investment platform.  The use of leverage will, therefore, magnify the volatility of changes in the value of our U.S. investment platform's investments.

Our borrowings will be secured by the investment portfolio.  If we default on indebtedness secured by any or all of our property, the financing party may foreclose and we may lose our entire investment in such property. Under certain circumstances pursuant to the conditions of a loan, we may be required to liquidate all or a portion of our investments to pay off the loan.  Liquidation under those circumstances could have adverse consequences.  Funds borrowed for leveraging will be subject to interest costs that may or may not be recovered by the return on the investment portfolio.

Failure of a portfolio company to qualify as a REIT could adversely affect its operations and ability to make distributions.

    We intend to operate certain of our portfolio companies in a manner designed to permit it to qualify as a real estate investment trust (a "REIT") for U.S. federal income tax purposes, commencing with the taxable year in which an election to be taxable as a REIT is made.  A portfolio company’s qualification as a REIT will depend on its satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code") for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within a portfolio company’s control.  The complexity of these provisions and of the applicable regulations that have been promulgated under the Code is greater in the case of a REIT that holds its assets through operating entities, as our portfolio companies may hold. Moreover, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not change the tax laws with respect to qualification as a REIT or the U.S. federal income tax consequences of that qualification.

     If one of our a portfolio companies were to fail to qualify as a REIT for any taxable year, it would be subject to U.S. federal income tax on the portfolio company’s taxable income at corporate rates.  In addition, a portfolio company would generally be disqualified from treatment as a REIT for the four taxable years following the year in which it loses its REIT status.  A loss of a portfolio company’s REIT status would mean a reduction in its net earnings available for investment or distribution because of the additional tax liability.  Additionally, distributions to investors would no longer be deductible in computing a portfolio company’s taxable income and it would no longer be required to make annual distributions.  To the extent that distributions had been made in anticipation of a portfolio company's qualifying as a REIT, a portfolio company may be required to borrow funds or liquidate some investments in order to pay the applicable corporate income tax. Furthermore, although a portfolio company intends to operate in a manner intended to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause a portfolio company’s board of directors to recommend that a portfolio company revoke its REIT election.

Statutory and regulatory requirements in the United States may limit or impose restrictions on our investment opportunities in the United States.

Local laws and regulations in the United States will require the consultation of U.S. legal experts, often at considerable expense. The governmental bodies and bureaucracy that exists in the United States (e.g., various authorizations and permits required for building and zoning, length of time for processing applications and filings, etc.) may impose regulatory and operational difficulties affecting the real estate projects in which we invest.

The shopping and entertainment centers business is subject to heavy regulation, including with respect to acquisition of real estate properties, building and zoning requirements and fire safety control. In addition, we will be subject to laws governing its relationships with employees, including minimum wage requirements, overtime, working conditions, and work permit requirements and possibly collective labor agreements. A determination that we or our portfolio companies are not in compliance with these regulations could result in the imposition of fines, an award of damages to private litigants and significant expenses in bringing our shopping and entertainment centers into compliance with the regulations. In addition, our ability to make headcount reductions may be hampered by labor laws and courts which traditionally favor employees in disputes with former employers.

General financial and other risks that apply to the United States real estate investment portfolio may impact the U.S. real estate investment fund, EPN Real Estate Fund, LP (the “Fund”).

General financial and other risks that are outlined below under "Risks Related to Our U.S. Real Estate Investment Portfolio" with respect to our U.S. real estate investment portfolio, would naturally impact the Fund which holds that portfolio and hence, such risks might have an adverse affect on the Fund.

RISKS RELATED TO OUR U.S. REAL ESTATE INVESTMENT PORTFOLIO

Our U.S. real estate investment portfolios consist mainly of community shopping centers throughout the major regions of the United States. As such, many of the risk factors mentioned elsewhere in this annual report in connection with our shopping and entertainment centers business in Europe and elsewhere apply to our U.S. real estate investment portfolios as well. These include the risk factors included in the section entitled "Risk Factors – General Risks" and the risk factors entitled:

•	"We are dependent on attracting third parties to enter into lease agreements, and in particular on anchor tenants";

•	"Some of our shopping and entertainment centers are co-owned and control of such investments are shared with third parties";

•	"The failure to comply with government regulation may adversely affect our business and results of operations"; and

•	"The fair value of our real estate assets may be harmed by certain factors, which may entail impairment losses not previously recorded which, in turn, will affect our financial results."

Ongoing economic conditions are adversely affecting the general retail environment.

Our portfolio's concentration in the U.S. retail real estate market means that we are subject to the risks that affect the retail environment generally, including the levels of consumer spending, seasonality, the willingness of retailers to lease space in our shopping centers, tenant bankruptcies, changes in economic conditions, consumer confidence and terrorist activities. Our portfolio derives its cash flow from operations primarily from retail tenants, many of whom are currently under considerable economic stress. A significant deterioration in our portfolio's cash flow from operations could require us to curtail planned capital expenditures or seek alternative sources of financing.

In addition, there is the risk that the current adverse economic and credit conditions that are negatively impacting us will worsen or will take longer to improve than anticipated. In particular, a further decline or weaker recovery in property markets in the United States, further decline or slower recovery in global general economic conditions or adverse currency movements may have an adverse impact on our portfolio's net income, leverage, ability to reinstate distributions and net tangible assets.

Inability to refinance acquired properties which are subject to existing loans, might impact our financial results, yield or the attractiveness of the properties so acquired.

Part of the portfolios or properties acquired by us are subject to existing loans and financing that could have been granted on terms and conditions that are not favorable to the borrower compared to the now existing market terms, or that were subject to distressed conditions. We intend to refinance those loans to improve their financial terms and increase potential returns to investors.  The refinancing activities will also allow us to leverage our investments in order to increase our buying power and make additional investments (although this will increase our exposure to financial risks as described under “We Intend for Our U.S. Investment Platform To Be Highly Leveraged and May as a Result Incur High Financing Risks” above). In addition, existing loans could have short maturities or adjacent maturity dates vis-à-vis other loans, which, in the aggregate, could have a burdensome effect on our U.S. activities or require further investment or injection of equity due to the need to finance or repay few loans in a relatively short period. There is no assurance we will be able to refinance those unfavorable loans or improve their terms.

Our properties operate in a competitive environment, which may affect our income and asset values.

The companies in our portfolio operate in a competitive environment for assets, income, debt and capital. Our properties compete with other retail properties and other forms of retailing such as catalogs and e-commerce websites. Competition may come from regional malls, outlet centers, community/lifestyle centers, and other shopping centers, both existing as well as future development projects. The presence of competitive alternatives affects our ability to lease space and the level of rents we can obtain. Renovations and expansions at competing sites could also negatively affect our properties. The existence of such competition may affect our ability to maintain our income and asset values, as well as raise the necessary debt and capital to operate our capital management program.

Property management and leasing are provided by third party providers that may at times have other business interest that are inconsistent with ours.

Certain third parties that provide management and leasing services for our U.S. investment platform may provide similar services for other real estate properties or portfolios or may hold properties of their own in close vicinity to ours. In these capacities, such third parties may make decisions for other persons during the same period that are contrary to the interests of our portfolio of companies. Our third party service providers may use their knowledge of our portfolio in advising other persons that may be in competition with us to attract tenants or other clientele. There can be no assurance that these third party service providers will always act in a manner that is to our benefit.

We depend on service providers to provide property management services to our properties.

We rely on property management companies to provide management and leasing services for our U.S. investment platform. If we cannot enter into property management arrangements or maintain the existing property management agreements for the properties purchased on terms acceptable to us or at all, we will incur additional costs which will have an adverse effect on our business. By relying on service providers, we become subject to a number of risks relating to these entities, such as quality of performance, varied work ethics, low performance, breach or non-performance of agreements and the financial stability of the service providers.

We are subject to inherent risks associated with real estate purchase transactions.

Our investment activity is based on the acquisition of existing portfolios or properties. As such, those acquisition transactions bear inherent risks usually associated with such transactions, such as, but not limited to, breach of representations by the seller, title defects, environmental problems, incomplete or misleading information with respect to the financial results of the shopping center, lease income, lease periods, disputes with tenants, and border disputes. Although we conduct due diligence investigations, we might not identify critical items or findings, or may be provided with insufficient, incomplete, inaccurate or wrong information that might lead to wrong conclusions or findings that could have an adverse affect on the transaction. We usually include indemnity clauses in our purchase agreements, however, in practice such indemnification is limited in amount and may not necessarily cover all the potential exposure.

EDT Retail Trust, an Australian traded trust, is exposed to certain Australian corporate law risks.

Certain provisions of Australian corporate law allow for a 5% minority holder to force holders to convene a unitholders/shareholders meeting for the purpose of voting on a proposal to liquidate the corporation. A vote on such matter requires a simple majority and must preclude holders of the corporation who have a conflict of interest and/or who are associates of the responsible entity, as such terms are defined in Australian Law. Therefore, if such a proposal was to be brought before EDT's unitholders, it may be argued that we may not be able to participate in the vote and prevent it from being approved, even though we currently hold a controlling stake in EDT, unless we relinquished our control over EDT before such vote took place or otherwise eliminate the conflict of interest and/or association with the responsible entity. In addition, we need to satisfy an Australian legal requirement for a minimum of Australian residents and independent directors at EDT’s responsible entity’s board of directors. A resignation of the directors who are Australian residents and/or independent directors might result in EDT not being in compliance with such rules.

Some of the potential losses of our portfolio investments may not be covered by insurance.

There are some types of losses, including lease and other contract claims that generally are not insured. If an uninsured loss or a loss in excess of insured limits occurs, the companies in our portfolio could lose all or a portion of the capital they invested in a property, as well as the anticipated future revenue from the property. If this happens, such company may still remain obligated for any mortgage debt or other financial obligations related to the property. Furthermore, any lack of financial strength and/or inability of its insurers to meet their indemnity obligations if called upon may adversely affect our portfolio companies.

RISKS RELATING TO THE HOTEL BUSINESS

The hotel industry may be affected by economic conditions, oversupply, travel patterns, weather and other conditions beyond our control which may adversely affect our business and results of operations.

The hotel industry may be adversely affected by changes in national or local economic conditions and other local market conditions, especially in times of economic crisis. Our hotels, and particularly our hotels in Amsterdam and Bucharest, may be subject to the risk of oversupply of hotel rooms. Other general risks that may affect our hotel business are changes in travel patterns, extreme weather conditions, changes in governmental regulations which influence or determine wages, workers’ union activities, increases in land acquisition prices or construction costs, changes in interest rates, the availability of financing for operating or capital needs, and changes in real estate tax rates and other current operating expenses. Unforeseen events, such as terrorist attacks, volcanic eruptions, extreme weather conditions, outbreaks of epidemics and health concerns (such as SARS, avian flu, swine flu) and the economic recession had, and may continue to have, an adverse effect on local and international travel patterns and, as a result, on occupancy rates and prices in our hotels. Downturns or prolonged adverse conditions in the real estate or capital markets or in national or local economies and difficulties in securing financing for the development of hotels could have a material adverse effect on our business, results of operations, ability to develop new projects and the attainment of our strategic goals.

Competition in the hotels industry could have an adverse effect on our business and results of operations.

The hotel business is highly competitive. This is particularly the case in those areas where there is an oversupply of rooms, such as in Amsterdam and Bucharest. Competitive factors within the industry include: (i) convenience of location and accessibility to business centers; (ii) room rates; (iii) quality of accommodations; (iv) brand name recognition; (v) quality and nature of service and guest facilities provided; (vi) reputation; (vii) convenience and ease of reservation systems; and (viii) the supply and availability of alternative lodging.

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

The majority of operational hotels in which we own interests are held by us in partnership with other entities, including in particular, Park Plaza Hotels Limited ("Park Plaza"), a public company whose shares are listed for trade on the Alternative Investment Market of the London Stock Exchange ("AIM"). Park Plaza is engaged in ownership, co-ownership, lease, franchising and management of full service four star deluxe hotels and trendy boutique hotels in major gateway cities and regional centers in Europe, the Middle East and North Africa. (For additional information regarding our partnership with Park Plaza, see "Item 4.B. Business Overview – Hotels" below). We may in the future enter into joint ventures or other collaborative arrangements with Park Plaza or with other third parties. Our investments in these joint ventures, including in particular our numerous partnerships with Park Plaza, may, under certain circumstances, be subject to (i) the risk that one of our partners may become bankrupt or insolvent, which may cause us to be unable to fulfill our financial obligations, may trigger a default under our bank financing agreements or, in the event of a liquidation, may prevent us from managing or administering our business or entail a compulsory sale of the hotel at less favorable terms; (ii) the risk that one of our partners may have economic or other interests or goals that are inconsistent with our interests and goals, and that such partner may be in a position to veto actions which may be in our best interests; and (iii) the possibility that disputes may arise regarding the continued operational requirements of our hotels that are jointly owned, all of which may materially adversely affect our financial condition and results of operations.

We rely on management agreements with Park Plaza which may not provide the intended benefits, and may be terminated. Significant decline in the reputation of Park Plaza or in the performance of our hotels could adversely affect our results of operation.

Three of the hotels in which we have an interest are either directly or indirectly operated under long-term management agreements with Park Plaza. Park Plaza is the franchisee for certain territories under territorial license and franchise agreements with Carlson, a leading travel and hospitality company which entitles Park Plaza to use the "Park Plaza" trademark. Any significant decline in the reputation of Park Plaza or in its ability to ensure the performance of our hotels at anticipated levels could adversely affect our results of operations. If for any reason Park Plaza loses its principal franchise, we will automatically lose our ability to use the Park Plaza trademark and other benefits, and suffer in the areas of brand name recognition, marketing, and centralized reservations systems provided by Park Plaza, which, in turn, could materially affect our operations. If our agreement with Park Plaza is terminated, we cannot be certain that we would be able to obtain alternative management services of the same standard on similar or better terms.

The long-term management arrangements entail additional risks, including the possibility that: (i) Park Plaza might, at any time, have economic or other business interests that are inconsistent with ours or with the management of the specific hotels; (ii) Park Plaza may be in breach of the agreements or in a position to take action contrary to the agreements, or frustrate the execution of acts which we believe to be in the interests of any particular hotel; and (iii) Park Plaza might become bankrupt or insolvent.

Disputes or disagreements with Park Plaza could result in interruption to the business operations of the hotels in question, and impact the financial condition and results of operations of our hotels division which may be materially adversely affected.

We rely on management agreements with the Rezidor Hotel Group which may not provide the intended benefits, and may be terminated. Significant decline in the reputation of the Rezidor Hotel Group or in the performance of our hotels could adversely affect our results of operation.

Our hotels in Belgium and our Radisson hotel complex in Bucharest are either directly or indirectly operated under long-term management agreements with the Rezidor Hotel Group. Any significant decline in the reputation of the Rezidor Hotel Group or in its ability to ensure the performance of our hotels at anticipated levels could adversely affect our results of operations. If our agreement with the Rezidor Hotel Group is terminated, we cannot be certain that we would be able to obtain alternative management services of the same standard on similar or better terms.

The long-term management arrangements entail additional risks, including the possibility that: (i) the Rezidor Hotel Group might, at any time, have economic or other business interests that are inconsistent with ours or with the management of the specific hotels; (ii) the Rezidor Hotel Group may be in breach of the agreements or in a position to take action contrary to the agreements, or frustrate the execution of acts which we believe to be in the interests of any particular hotel; and (iii) the Rezidor Hotel Group might become bankrupt or insolvent.

Disputes or disagreements with the Rezidor Hotel Group could result in interruption to the business operations of the hotels in question, and impact the financial condition and results of operations of our hotels division which may be materially adversely affected.

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

RISKS RELATING TO RESIDENTIAL PROJECTS

The residential development industry continues to be cyclical and affected by changes in general economic, real estate or other business conditions that could adversely affect our business or financial results.

The residential development industry has been cyclical historically and continues to be significantly affected by changes in industry conditions, as well as in general and local economic conditions, such as:

•	employment levels;

•	availability of financing for homebuyers;

•	interest rates;

•	consumer confidence;

•	levels of new and existing homes for sale;

•	demographic trends;

•	urban development and changes;

•	housing demand;

•	local laws and regulations; and

•	acts of terror, floods or earthquakes.

These may occur on a global scale, like the recent housing downturn, or may affect some of the regions or markets in which we operate more than others. When adverse conditions affect any of our larger markets, they could have a proportionately greater impact on us than on some other residential development companies. Our operations where we have significant inventory will more adversely affect our financial results than our other markets. An oversupply of alternatives to new homes, including foreclosed homes, homes held for sale by investors and speculators, other existing homes and rental properties, can also reduce our ability to sell new homes and depress new home prices and reduce our margins on the sales of new homes.

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

Our results of operations depend on the ability of prospective home buyers to obtain mortgages for the purchase of our homes. The uncertainties created by world-wide events in the mortgage markets and their impact on the overall mortgage market, including the tightening of credit standards, could adversely affect the ability of our prospective customers to obtain financing for a home purchase, thus preventing prospective home buyers from purchasing our homes. Moreover, increases in the cost of home mortgage financing could prevent prospective home buyers from purchasing our homes. In addition, where prospective customers may need to sell their existing homes in order to purchase a new home from us, increases in mortgage costs and/or lack of availability of mortgages could prevent the buyers of our prospective customers' existing homes from obtaining the mortgages they need to complete the purchase, which would result in our prospective customers’ inability to buy a home from us. Similar risks apply to those buyers who are in our backlog of homes to be delivered. If our home buyers, potential buyers or buyers of our home buyers’ current homes cannot obtain suitable financing, our sales and results of operations would be adversely affected.

We may have excess land inventory if we are not successful in completing residential projects and selling homes profitably.

Inventory risks are substantial for our residential development business. The risks inherent in controlling or purchasing and developing land increase as consumer demand for housing decreases. Thus, we may have provided conditional undertakings to purchase land or bought and developed land at a cost we will not be able to recover fully or on which we cannot build and sell homes profitably. Our deposits for building lots controlled under option or similar contracts may be put at risk. The value of undeveloped land, building lots and housing inventories can also fluctuate significantly as a result of changing market conditions. In addition, inventory carrying costs can be significant and can result in reduced margins or losses in a poorly performing project or market. In the present weak market conditions, we may have to sell homes and land for lower margins or at a loss and we may record significant inventory impairment charges.

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

The residential development industry has from time to time experienced significant difficulties that can affect the cost or timing of construction, including:

•	difficulty in acquiring land suitable for residential building at affordable prices in locations where our potential customers want to live;

•	shortages of qualified trades people;

•	reliance on local subcontractors, who may be inadequately capitalized;

•	shortages of materials; and

•	volatile increases in the cost of labor and materials, particularly increases in the price of lumber, drywall and cement, which are significant components of home construction costs.

The failure to complete a particular project on schedule or on budget may have a material adverse effect on our business, prospects and results of operations or financial condition.

RISKS RELATING TO THE SHOPPING AND ENTERTAINMENT CENTERS BUSINESS, TO THE HOTEL BUSINESS AND TO THE RESIDENTIAL PROJECTS BUSINESS

Zoning restriction and local opposition can delay or prevent construction of a project.

Sites which meet our criteria must be zoned for activities of the type common for such use and developments. Where the existing zoning is not suitable or has yet to be determined, we apply for the required zoning classifications. This procedure may be protracted, particularly in countries where the bureaucracy is cumbersome and inefficient, and we cannot be certain that the process of obtaining proper zoning will be completed in a timely manner to enable the centers to open ahead of the competition or at all.

Opposition by local residents to zoning and/or building permit applications may also cause considerable delays or even rejection of such applications. In addition, arbitrary changes to applicable zoning may jeopardize projects that have already commenced. Therefore, if we cannot receive zoning approvals or if the procedures for the receipt of such zoning approvals are delayed, our costs will increase and competition may strengthen, which will have an adverse effect on our business.

Building permits may contain conditions that we must satisfy in order to develop a project. Such conditions may require us to contribute to local infrastructure or alter a planned development to include additional landscaping or planted areas. If we are obligated to maintain certain areas of the project site as “green areas” this may reduce leasable areas, which in turn may reduce potential rental revenues while increasing development costs.

Certain zoning permits are granted for limited time periods and if the term is not extended the rights revert back to the local government or municipality. Furthermore, these rights may be subject to termination under certain circumstances by the government and any termination prior to the expiration of such rights could have a material adverse effect on our business, prospects and results of operations or financial condition.

We depend on contractors and subcontractors to construct our centers, which may lead to increased development and construction costs and the loss of our competitive advantage.

We rely on subcontractors for all of our construction and development activities. If we cannot enter into subcontracting arrangements on terms acceptable to us or at all, we will incur additional costs which will have an adverse effect on our business. The competition for the services of quality contractors and subcontractors may cause delays in construction, thus exposing us to a loss of our competitive advantage. Subcontracting arrangements may be on less favorable terms than would otherwise be available, which may result in increased development and construction costs. By relying on subcontractors, we become subject to a number of risks relating to these entities, such as quality of performance, varied work ethics, performance delays, construction defects, breach or non-performance of agreements and the financial stability of the subcontractors. A shortage of workers (or materials) would have a detrimental effect on us and our subcontractors and, as a result, on our ability to conclude construction phases on time and within budget. We generally require our subcontractors to provide bank guarantees in our favor to financially secure their performance. In the event the subcontractor fails to perform, the bank guarantees provide for a monetary payment to us. The guarantees do not, however, obligate the subcontractors to complete the project and may not adequately cover our costs of completing the project or our lost profits during the period while alternative means of completing the project are sought.

We may depend on business partners to jointly construct projects under certain joint venture/joint development projects, which may lead to increased development and construction costs and the loss of our competitive advantage. Some of our projects are co-owned and control of such investments are shared with third parties.

In certain projects we rely on local joint venture partners to work with us in developing the project, which, in certain cases, may be awarded the performance of constructions works, obtaining of permits, marketing and sales or any combination of the above. In such projects, we rely on our partner to perform its scope of work under the joint venture or joint development agreement. If our partner does not perform for any reason (either due to default, bankruptcy or other reasons), or if we cannot enter into agreements with the partner to perform these tasks on terms acceptable to us or at all, we will incur additional costs, or enter into a deadlock, which will have an adverse effect on our business. Such occurrences may cause delays in construction, thus exposing us to a loss of our competitive advantage. By relying on partners, we become subject to a number of risks relating to these entities, such as quality of performance, varied work ethics, performance delays, construction defects, breach or non-performance of agreements and the financial stability of the partner.

Some of our projects are held through joint venture arrangements with third parties with whom we share ownership and control of such assets. As a result, these arrangements entail risks in addition to those associated with projects in which we own a controlling interest, including the possibility that: (i) our joint venture partner might, at any time, have economic or other business interests that are inconsistent with ours; (ii) our joint venture partner may be in a position to take action contrary to our instructions or requests, or contrary to our policies or objectives, or frustrate the execution of acts which we believe to be in the interests of any particular project; (iii) our joint venture partner may have different objectives than us, including with respect to the appropriate timing and pricing of any sale or refinancing of a development and whether to enter into agreements with potential contractors, tenants or purchasers; (iv) our joint venture partner might become bankrupt or insolvent; and (v) we may be required to provide financing to make up any shortfall due to our joint venture partner failing to provide such equity finance or to furnish collaterals to the financing third parties.

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

An important element in the success of the construction process of our shopping and entertainment center projects is the short construction time (in CEE, generally 8 to 18 months from the receipt of building permits, depending on the size of the project and location), and our ability to open projects such as shopping centers ahead of our competitors, particularly in cities which do not have projects of the type constructed by us.

This makes us subject to a number of risks relating to these activities, including:

•	The inability to obtain financing for development at attractive terms or at all;

•	delays in obtaining zoning (or land classification, as the case may be for each jurisdiction) and other approvals;

•	the unavailability of materials and labor;

•	the abilities of subcontractors to complete work competently and on schedule;

•	the surface and subsurface condition of the land underlying the project;

•	environmental uncertainties;

•	extraordinary circumstances or "acts of god"; and

•	ordinary risks of construction that may hinder or delay the successful completion of a particular project.

In addition, under our development contracts with local municipalities or governmental authorities, we have deadlines for several of our projects (subject to limited exceptions). If construction of a project does not proceed in accordance with our schedule, we may in some instances be required to pay penalties to the vendor (usually local municipalities, but may also be a governmental authority that has allotted the land) based on the extent of the delay and in rare cases to forfeit rights in the land. The failure to complete a particular project on schedule or on budget may have a material adverse effect on our business, prospects and results of operations or financial condition.

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

Real estate investments are relatively illiquid.

Substantially all of our portfolio's total consolidated assets consist of investments in real properties.  Because real estate investments are relatively illiquid, our ability to quickly sell one or more properties in the portfolio in response to changing economic, financial and investment conditions is limited.  The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand for space, that are beyond our control.  We cannot predict whether we will be able to sell any property for the price or on the terms we set, or whether any price or other terms offered by a prospective purchaser would be acceptable to us.  We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. In addition, current economic and capital market conditions might make it more difficult for us to sell properties or might adversely affect the price we receive for properties that we do sell, as prospective buyers might experience increased costs of debt financing or other difficulties in obtaining debt financing.

In addition, the number of prospective buyers interested in purchasing real estate properties may be limited.  Therefore, if we want to sell one or more of the properties in our portfolio, we may not be able to dispose of it in the desired time period and may receive less consideration than we originally invested in the property.

Before a property can be sold, we may be required to make expenditures to correct defects or to make improvements.  We cannot assure investors that we will have funds available to correct those defects or to make those improvements, and if we cannot do so, we might not be able to sell the property, or might be required to sell the property on unfavorable terms.  In acquiring a property, we might agree to provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as limitations on the amount of debt that can be placed or repaid on that property.  These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could adversely affect our financial condition and results of operations.

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

Environmental discoveries may have a significant impact on the budget, schedule, viability and marketability of our assets.

We may encounter unforeseen construction delays or compliance defaults due to factors beyond our control such as delays or defaults caused by previously unknown soil contamination or the discovery of archeological findings which may have a significant impact on development budget and schedules and which may, in turn, have a detrimental effect on the viability or marketability of the development or cause legal liability in connection with a portfolio asset. We may be liable for the costs of removal, investigation or remedy of hazardous or toxic substances located on or in a site owned or leased by us, regardless of whether we were responsible for the presence of such hazardous or toxic substances. The costs of any required removal, investigation or remedy of such substances may be substantial and/or may result in significant budget overruns and critical delays in construction schedules. The presence of such substances, or the failure to remedy such substances properly, may also adversely affect our ability to sell or lease such property or to obtain financing using the real estate as security. Additionally, any future sale of such property will be generally subject to indemnities to be provided by us to the purchaser against such environmental liabilities. Accordingly, we may continue to face potential environmental liabilities with respect to a particular property even after such property has been sold. Laws and regulations may also impose liability for the release of certain materials into the air or water from a property, and such release can form the basis for liability to third persons for personal injury or other damages. Other laws and regulations can limit the development of, and impose liability for, the disturbance of wetlands or the habitats of threatened or endangered species. Any environmental issue may significantly increase the cost of a development and/or cause delays, which could have a material adverse effect on the profitability of that development and our results of operations and cash flows.

There is an increasing awareness of environmental issues in CEE and India. This may be of critical importance in areas where soil pollution may be prevalent. If a property that we acquire turns out to be polluted, such a finding will adversely affect our ability to construct, develop and operate a shopping and entertainment center, a hotel or a residential project on such property, and may cause us to suffer expenses incurred in cleaning up the polluted site which may be significant.

RISKS RELATING TO OUR MEDICAL COMPANIES

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

If the ExAblate is subject to a product recall, InSightec will not be able to generate sufficient sales to support its business.

If the ExAblate does not comply with regulatory standards or if it is subject to reports of damaging effects to patients, it may be subject to a mandatory recall by the relevant authorities and sales may be stopped until it can clear regulatory approvals once again. A recall may harm the reputation of InSightec and its products and its ability to generate additional sales of the ExAblate may be adversely affected.

InSightec is dependent on General Electric.

The ExAblate is compatible only with certain Magnetic Resonance Imaging (MRI) systems of GE Healthcare, a division of the General Electric Company ("GE"), which may limit InSightec’s potential market. A significant portion of the MRI systems in use in the United States and elsewhere are not GE MRI systems. InSightec has no current plans to develop a system that would be compatible with MRI systems manufactured by companies other than GE and is, therefore, limited in its target market to potential customers who already own or otherwise have access to a compatible GE MRI system, or are willing to purchase such a system in order to use the ExAblate.  In addition, in the event that GE is unable to effectively market its MRI systems, InSightec’s ability to generate additional sales of the ExAblate may be adversely affected.

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

Elbit Trade & Retail Ltd. ("Elbit Trade") and G.B. Brands, Limited Partnership, our wholly owned subsidiaries, depend on franchises and supply of products from individual suppliers for each of its brands.  If such franchisors end their relationship with Elbit Trade or enter into liquidation, Elbit Trade’s business in Israel with respect to the products supplied by such supplier will be terminated. In addition, Elbit Trade relies on the supply of its products from such supplier and may face a shortage of inventory if there is a worldwide excess demand for a specific brand’s products. If either of these events occurs, our results of operations may be adversely affected.

A rise in wage levels in Israel could adversely affect Elbit Trade’s financial results.

Elbit Trade relies mainly on minimum wage employees. From time to time, the Israeli government increases the statutory minimum wage and minimum pension employer participation. If wage levels generally, and particularly the minimum wage in Israel, increase, Elbit Trade’s results of operations could be harmed.

The apparel industry is subject to changes in fashion preferences. If the manufacturers of products marketed by Elbit Trade misjudge fashion trends, or if Elbit Trade fails to choose from its suppliers’ inventory design products that appeal to our customers, our sales could decline and our results of operations could be adversely affected.

Neither our suppliers, nor Elbit Trade may be successful in anticipating and responding to fashion trends in the future. Customer tastes and fashion trends change rapidly. Our success depends in part on the ability of our international suppliers to effectively anticipate and respond to changing fashion tastes and consumer demands and to translate market trends into appropriate, saleable product offerings far in advance. If they are unable to successfully anticipate, identify or react to changing styles or trends and misjudge the market or any new product lines, or if we fail to choose from design products from our suppliers inventory that appeal to our customers’ changing fashion preferences, Elbit Trade’s sales will decline and we may be faced with a significant amount of unsold inventory. As a result, we may be forced to increase our marketing promotions or price markdowns, which could have an adverse effect on our business. Our brand names may also suffer if customers believe merchandise misjudgments indicate that Mango, G-Star, GAP or Banana Republic no longer offer the latest fashions.

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

Increased competition could result in pricing pressure, increased marketing expenditures or loss of market share to competitors and adversely affect Elbit Trade’s revenues and profitability. There can be no assurance that Elbit Trade will be able to compete successfully against existing or new competitors.

Elbit Trade relies on its ability to maintain its existing spread of stores and to expand to new favorable locations.

Elbit Trade's ability to open new stores depends on the availability of real estate that meets its strategic and marketing targets. Elbit Trade must also be able to effectively renew its existing store leases in order to maintain its existing footprint in the Israeli market. Failure to secure adequate new locations or to successfully renew existing leases could affect Elbit Trade’s profitability, operational results and its financial condition.

Elbit Trade is subject to certain contractual obligations with its fashion suppliers.

Elbit Trade is contractually obligated to purchase certain minimum quantities of stock from its suppliers and to maintain a certain spread of stores in which to sell the brands of its suppliers. A breach of these contractual obligations, or expenditures in complying with these obligations could affect Elbit Trade’s profitability, operational results and its financial condition.

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

Elbit Trade buys its entire inventory for each of the brands it markets and sells from international suppliers. The price of this inventory is denominated in foreign currencies (mainly U.S. dollars and Euro). Therefore, a devaluation of the NIS against such foreign currencies will cause an increase in Elbit Trade’s cost of goods sold expressed in NIS, and Elbit Trade may not be able to pass the increased costs to its customers. This would likely adversely affect Elbit Trade’s profitability, operational results and its financial conditions.

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

We are incorporated under Israeli law and our principal offices are located in Israel. In addition, our operations in our other lines of business, such as Elbit Trade and venture capital investments operate in Israel. Political, economic and security conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, various armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians. In addition, acts of terrorism, armed conflicts or political instability in the region could negatively affect local business conditions and harm our results of operations. We cannot predict the effect on the region of any diplomatic initiatives or political developments involving Israel or the Palestinians or other countries in the Middle East. Recent political events in various countries in the Middle East have shaken the stability of those countries. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us.

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

Provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us.  The Israeli Companies Law, 5759-1999 (the "Companies Law") generally provides that a merger be approved by the board of directors and a majority of the shares present and voting on the proposed merger.  For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares not held by the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager) have voted against the merger.  Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the surviving company.  Finally, a merger may not be completed unless at least (i) 50 days have passed since the filing of a merger proposal signed by both parties with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company. Similarly, an acquisition of shares must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. In any event, if as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares. Shareholders may request appraisal rights in connection with a tender offer for a period of six months following the consummation of the tender offer, but the acquirer will be entitled to stipulate that tendering shareholders forfeit their appraisal rights.

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

Certain Post-Communist Eastern Europe countries initiated legislation that cancels and nullifies transactions involving real estate that were subject to confiscation, condemnation or eminent domain proceeding by the former communist regime. While we make every effort to conduct thorough and reliable due diligence investigations, in some countries where former communist regimes carried out extensive land expropriations in the past, we may be faced with restitution claims by former land owners in respect of project sites acquired by it. If upheld, these claims would jeopardize the integrity of our title to the land and our ability to develop the land.

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

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector and significantly reducing the roles of the state governments in the Indian economy as producers, consumers and regulators. The Indian Government has announced policies and taken initiatives that support the continued economic liberalization pursued by previous governments. However, this trend of liberalization may not continue in the future. The rate of economic liberalization could change, and specific laws and policies generally affecting foreign investments, currency exchange, repatriation of profits and other matters affecting our investments, as well as specifically affecting the sectors of commercial activity in which we operate, could also change. A significant shift in India’s economic liberalization and deregulation policies could materially adversely affect business and economic conditions in India generally, as well as our business operations in particular. In addition to potential economic instability, the Indian economy and business practices are relatively new and evolving, and there have been some instances of political and criminal corruption. Furthermore, India continues to suffer from high unemployment, low wages and low literacy rates. These risks could be harmful to us and are very difficult to quantify or predict.

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

There is no assurance that our skills and experience can be applied successfully in our operations in India.

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

For a summary of our recent acquisitions, dispositions and other activities and of our capital expenditures and divestitures during the years 2008, 2009 and 2010 and that are currently in progress, see “Item 5. Operating and Financial Review and Prospects - Overview.”

B.            BUSINESS OVERVIEW

We operate in the following principal fields of business:

•
Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India;

•	U.S. Real Property - Investment in commercial real property in the United States;

•	Hotels - Hotel operation and management, primarily in major European cities;

•
Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine;

•
Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe;

•	Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and

•
Other Activities - (a) venture capital investments and (b) investments in hospitals and farm and dairy plants in India. We have presently decided to suspend our investment activities in hospitals and farm and dairy plants in India until we are satisfied that the economy has recovered sufficiently to resume such activities.

Shopping and Entertainment Centers

This business includes mainly shopping and entertainment centers which are currently under construction and/or development in capital cities and important regional areas in various countries in CEE and India. In addition to the shopping and entertainment centers business, our real estate portfolio includes certain mixed-use real estate projects which include predominantly shopping and entertainment combined with other elements of operations, including offices, residential units, conference centers and leisure facilities. In this segment, we also include other real estate projects, such as office buildings. In this annual report, we refer to all projects mentioned above, as “shopping and entertainment centers.” Construction or development of each such project is generally conducted through a special purpose project corporation, owned by PC. In certain cases, such special purpose corporation is held as a joint venture with project partners.

As at the date of this annual report, our shopping and entertainment segment of operations includes a total of four operating projects and 26 projects in various stages of planning, development and construction, including 15 shopping and entertainment centers, ten mixed-use projects and one office building. Our projects are located in Bulgaria, the Czech Republic, Greece, Hungary, India, Latvia, Poland, Romania and Serbia.

Business Concept and Strategy

Our main focus in this field of operations is development and construction of new shopping and entertainment centers and redeveloping existing centers, where there are significant redevelopment potential, in both capital cities and important regional centers and the subsequent sale of such centers.

Our shopping and entertainment centers vary in size and may range between 8,000 square meters and 70,000 square meters gross lettable area (“GLA”), but we may develop larger shopping and entertainment centers if our development criteria are met. We develop shopping and entertainment centers whose size, tenant mix and design are dictated by market demand, and that take into account particular factors such as the size of the local population (generally a minimum of 50,000 people), the socio-economic status of the population, any competing shopping and entertainment centers in the locality, local retail demand (whether for fashion, grocery, local convenience stores or entertainment) and the location of the site (whether city center or suburban).

Our centers are principally comprised of two elements: shopping and entertainment.

The shopping element is comprised of large retail anchor tenants (such as C&A, H&M, Match, New Yorker, Peek&Cloppenburg, Tesco and the Inditex brands). These anchor tenants form the basis of the shopping areas around which smaller boutiques, international brands (such as Adidas, Aldo, Hugo Boss, Esprit, Mango, Mexx, Nike, Reserved and Sephora) and local retailers create a carefully balanced tenant mix to meet local demand. Leases with anchor tenants generally run for a term of ten to fifteen years, with an option to extend. Leases with semi-anchor tenants are usually for a term of five to ten years, while standard units are usually leased for three to five years.

The entertainment facilities typically include a multiplex cinema complex of between four and 12 theaters, depending on the size of the center, and, where appropriate, an IMAX auditorium. The entertainment areas also include gaming areas comprising of video game arcades, bowling alleys, electronic gaming machines, billiards, discotheques, bars and children’s playgrounds. PC’s subsidiary Mulan B.V. operates our "Fantasy Park" gaming areas and Cinema City International N.V. operates most of the multiplex cinemas. Each entertainment area also includes a food court offering a wide range of food outlets, coffee shops and restaurants.

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

Depending on economic conditions and property yields, our strategy in CEE is to either dispose of a shopping and entertainment center upon completion, or retain and operate a shopping and entertainment center on completion, until economic conditions warrant a profitable sale, if that is likely to be more profitable to us than disposing of it on completion. Currently, under the existing market conditions in India, our strategy in relation to our investments in this region is initially to hold and operate, until sufficient sale prices are available. We estimate the development, holding and operating period of our investments in India to be between five to eight years.

During the last few months of 2008 there was extraordinary turbulence in economic and financial markets worldwide which impacted considerably on activity in real estate markets worldwide, with the lack of availability of financing being a key factor behind the dramatic slowdown in investment transactions. Although debt market conditions slightly improved in 2009 and were still felt in 2010 to a certain degree, the repercussions of the global recession are still very strong and PC's management estimates that it will continue to have an impact on current and potential tenants for some time. With this in mind, PC will continue to take a targeted approach to its development pipeline, concentrating on projects where it sees the strongest retail demand and in countries which have shown relative resilience during the economic crisis. The two projects that PC has started construction on in the second half of 2010, in Torun, Poland and Kragujevac, Serbia, reflect this strategy as demonstrated by the level of pre-leases PC has achieved prior to construction and its ability to secure development finance on these sites.

PC proceeds selectively with its target development program in CEE and in India, and holds and manages completed assets as income-generating investments until the sale yields are sufficient, whilst continuing to identify opportunities to expand its activities into new regions.

During 2009 PC commenced the construction of two developments in Suwałki and Zgorzelec, in Poland, which were completed and opened in March 2010 and May 2010, respectively. The remainder of PC's development pipeline projects are in various stages of design, awaiting to receive permits or under construction. Commencement of these projects will depend, amongst other things, on the availability of external financing. Our projects in the shopping and entertainment centers business are divided into four principal project categories: (i) operating projects; (ii) shopping and entertainment centers under development; (iii) mixed-use projects with predominant retail characteristics, under development; and (iv) other projects (offices and other yielding real estate projects). Set forth below is information with respect to the projects in each category.

Operating Projects

Riga Plaza - Riga, Latvia

In March 2009, PC opened the Riga Plaza in Latvia. This shopping and entertainment center is located on the west coast of the Daugava River, and is comprised of a three-floor shopping and entertainment center with a GLA of approximately 49,000 square meters and over 1,500 parking spaces. It houses over 140 stores, anchored by a supermarket on the ground floor, an eight-screen multiplex cinema and a 2,000 square meter bowling and entertainment area.

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

Liberec Plaza - Liberec, Czech Republic

In March 2009, PC opened the Liberec Plaza, in the center of Liberec, a city in the north of the Czech Republic. This shopping and entertainment center has a GLA of approximately 17,000 square meters and includes an anchor supermarket, fashion retailers, a Fantasy Park, a food court and restaurants. The center also includes a residential area of 850 square meters and 800 square meters of office space. This center is 100% owned by PC. Management of the Liberec Plaza is conducted by a third party management company.

Zgorzelec Plaza - Zgorzelec, Poland

In March 2010, PC opened the Zgorzelec Plaza in Zgorzelec, Poland, a town in south-western Poland. This shopping and entertainment center has a GLA of approximately 13,000 square meters.  It houses over 60 stores, anchored by a supermarket and brand name fashion retailers and has 300 parking spaces. This center is 100% owned by PC. Certain management services of the Zgorzelec Plaza are conducted by a third party management company.

Suwałki Plaza - Suwałki, Poland

In May 2010, PC opened the Suwałki Plaza in Suwałki, Poland, a town in north-eastern Poland. This shopping and entertainment center has three floors, with a GLA of approximately 20,000 square meters and 450 parking spaces. It houses over 65 stores, anchored by brand name fashion retailers, a three screen cinema, fantasy park bowling and entertainment center and a delicatessen. This center is 100% owned by PC. Management of the Suwałki Plaza is conducted by a subsidiary of PC.

Shopping and Entertainment Centers under Development

Name of Project	Location	Title	PC Share %1	Approximate Land Area (m2)	Approximate Gross Lettable Area (m2)	Estimated Completion	Status
Lodz Plaza	Lodz, Poland	Ownership	100	50,000	45,000	2014	Planning and development stage
Csiki Plaza	Miercurea Ciuc, Romania	Ownership	100	33,000	14,000	-	Construction commenced awaiting external financing for completion
Kragujevac Plaza	Kragujevac, Serbia	Lease for 99 years	100	24,500	22,000	Q1 2012	Under Construction
Uj Udvar 2	Budapest, Hungary	Ownership	35	8,700	16,000	-	Operating, currently working on refurbishment plans
Timisoara Plaza	Timisoara, Romania	Ownership	100	32,000	40,000	2014	Planning and development stage
Toruń Plaza	Toruń, Poland	Ownership	100	62,800	40,000	Q4 2011	Under Construction
Kielce Plaza	Kielce, Poland	Perpetual Usufruct	100	30,000	33,000	2014	Planning and development stage
Leszno Plaza	Leszno, Poland	Perpetual Usufruct	100	17,000	16,000	2014	Planning and development stage
Sport Star Plaza	Belgrade, Serbia	Ownership	100	30,000	45,000	2014	Planning and development stage
Shumen Plaza	Shumen, Bulgaria	Ownership	100	17,000	20,000	2013-2014	Planning and development stage
Slatina Plaza	Slatina, Romania	Ownership	100	20,000	17,000	2013	Planning and development stage
Constanta Plaza	Constanta, Romania	Ownership	100	26,000	18,000	2013	Planning and development stage
Hunedoara Plaza	Hunedoara, Romania	Ownership	100	41,000	13,000	2013	Planning and development stage
Targu Mures Plaza	Targu Mures, Romania	Ownership	100	31,000	30,000	2013	Planning and development stage
Pireas	Athens, Greece	Ownership	100	15,000	26,000	2014	Planning and development stage
__________________________
1	Directly or indirectly.
2	Uj Udvar is currently active and has an approximate GLA of 12,000 square meters and approximately 14,000 square meters of parking areas.

Total additional estimated costs of construction, required for completion of all of the above projects and the percentage of pre-leased areas are presented in the following table:

Country	Estimated cost of completion	Percentage Pre-leased *
Poland	€215 million (approximately $311 million)	60%
Romania	€166 million (approximately $240 million)	-
Hungary	€18 million (approximately $26 million)	-
Serbia	€111 million (approximately $161 million)	75%
Bulgaria	€32 million (approximately $46 million)	-
Greece	€68 million (approximately $98 million)	-
_________________________

* In respect of those projects that are under construction

Mixed-use Projects - Predominantly Retail Projects, Under Development

Name of Project	Location	Title	PC Share %		Approximate Land Area (m2)	Approximate Gross Lettable Area (m2)		Estimated Completion	Status
The Dream Island	Budapest, Hungary	Ownership / land use rights	43.5	1	320,000	350,000	2, 3	2014-2016	Initial excavation and archeological works commenced. An exclusive casino license has been awarded.
Casa Radio	Bucharest, Romania	Leasing for 49 years	75	4	102,000	600,000	2, 5	2013-2015	Initial construction commenced
Iasi Plaza	Iasi, Romania	Ownership	100		46,500	62,000		2014	planning and development stage
Belgrade Plaza	Belgrade, Serbia	Ownership	100		9,000	70,000	2	2014	Planning and development stage
Sofia Plaza Business Center	Sofia, Bulgaria	Ownership	51		79,500	44,000		2014	Planning and development stage
Koregaon Park	Pune, Maharashtra State, India	Ownership	100	6	24,300	111,000	2, 7	H2 2011 (Mall)	Under construction
Kharadi	Kharadi, Pune, India	Ownership	50	6	56,000	165,000	2, 8	2011-2014	Under construction
________________________________________________

1
Indirectly (PC has a 50% shareholding in a company which has a 87% interest in the consortium which owns the project. The remaining interests are 10% held by a company controlled by the managing director of the consortium and a further 3% is owned by minority shareholders).

2	GBA.
3
This project is expected to include approximately 2,300 hotel rooms in several hotels of different categories, a 3,500 seat convention center, a 1,500 seat opera house, a 3,500 seat multi-purpose theater, a marina with anchorage capacity for 300 vessels, a retail area with approximately 50,000 square meters of GLA including a prestigious ‘Designer avenue’, a Roman cultural museum, and parking facilities for approximately 5,500 vehicles, as well as a casino of 40,000 square meters.

4
Other investors in the project include the Government of Romania, which will procure that the project company is granted the necessary development and exploitation rights in relation to the site for a 49-year period in consideration for a 15% interest in the project and an additional developer which holds 10%.

5
The project will consist of a complex with a planned GBA of approximately 600,000 square meters (including parking), and will include a shopping and entertainment center of approximately GLA of 100,000 square meters, with a hypermarket of approximately 6,500 square meters, a hotel of 35,000 square meters (320 rooms), an apartment hotel of 18,000 square meters, a ferris wheel, a conference center of 14,000 square meters and 140,000 square meters of offices.

6
For information regarding the rights of Mr. Abraham (Rami) Goren, our former Executive Vice Chairman of the board of directors, in these projects, see "Item 6.B. Directors, Senior Management and Employees - Compensation of Directors and Officers - Agreements with our Former Executive Vice Chairman."

7
This project is expected to include a shopping and entertainment center with an estimated GBA of approximately 83,500 square meters and an office building with an estimated GBA of approximately 27,500 square meters (including underground parking).

8
This project is expected to include an office complex comprised of four office buildings with an estimated GBA of approximately 160,000 square meters (including underground parking) and a retail area with an estimated GBA of approximately 5,000 square meters. The first office building is scheduled to be launched in 2011.

Total additional estimated costs of construction, required for completion of all of the above projects and the percentage of pre-leased areas are presented in the following table:

Country	Estimated cost of completion	Percentage Pre-leased * **
Hungary	€816 million (approximately $1,181 million)	-
Romania	€864 million (approximately $1,250 million)	-
Serbia	€94 million (approximately $136 million)	-
Bulgaria	€54 million (approximately $78 million)	-
India	€78 million (approximately $113 million)	55% pre-leased in Koregaon Park 70% pre-sold in Kharadi
______________________________
*             In respect of the commercial part of the mixed-use project.
**           In respect of those projects that are under construction.

Other Projects (Offices and Other Yielding Real Estate Projects)

Arena Plaza Extension, Budapest, Hungary

The Arena Plaza extension is a planned office addition of approximately 40,000 square meters GLA to the Arena Plaza in Budapest, Hungary (a shopping and entertainment center of 66,000 square meters sold to aAIM). The project is in the preliminary phase and is scheduled to open in 2013.

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

Out of the seven existing BAS projects, the following are for office development:

•
Brashov - PC owns a 25% share in an office development project known as the Primavera Tower Brasov with a planned GLA of approximately 10,800 square meters. It is anticipated that the project will be completed in 2014.

•
Ploiesti - PC owns a 25% share in an office development project known as the Primavera Tower Ploiest, with an expected GLA of approximately 10,500 square meters. It is anticipated that the project will be completed in 2013.

Total additional estimated costs of construction, required for completion of all of the above projects and the percentage of pre-leased areas are presented in the following table:

Country	Estimated cost of completion	Percentage Pre-leased *
Hungary	€48 million (approximately $69 million)	-
Romania	€47 million (approximately $68 million)	-
____________________________

* In respect of those projects that are under construction.

United States Real Property

U.S. Real Property Joint Venture

In February 2010, Elbit Plaza USA, L.P. ("Elbit Plaza USA"), a real estate investment venture jointly formed by us and PC, entered into a framework and co-investment agreement with Eastgate Property LLC, an affiliate of an established U.S.-based international real estate fund manager ("Eastgate," and together with Elbit Plaza USA, the "Sponsors").

Under the agreement each party committed to invest $100 million (for a combined total of $200 million) in a U.S. investment platform. The Sponsors established the Fund to seek third party investors to co-invest with the Sponsors in investments in the U.S. retail and commercial real estate sectors. The agreement provides that the parties will identify and locate potential investments during a two-year period in which the Sponsors will acquire assets or enter into joint ventures with owners of relevant assets or portfolios, with the objective of selling the acquired assets or holdings them until the end of the term of the Fund, which is intended within a five-to-seven-year period of the initial closing of the Fund.

In June 2010, the Fund raised $31 million in capital commitments from Menora Mivtachim Insurance Ltd. and certain of its affiliates ("Menora"). Menora's commitment currently represents a 13.4% interest in the U.S. investment platform, through its 99.8% holding in the Fund. The first investment vehicle of the U.S. investment platform is EPN GP LLC ("EPN"), in which Elbit Plaza USA and Eastgate each hold a 43.3% ownership interest, and the remaining 13.4% ownership interest is held by the Fund.

The Fund's goal is to secure capital commitments totaling approximately $400 million, together with the Sponsors' investments, to be utilized in pursuit of the Fund’s investment strategy, enabling the funding of property acquisitions valued at up to $1 billion, taking into account potential leverage.

We believe that the current conditions in the U.S. real estate market have created an opportunity to acquire shopping centers at yields ranging between 7% and 10%, with immediate cash flow potential through rent generation, without development risks. We believe that when the U.S. real estate market emerges from the current crisis, our U.S. investment platform is expected to be able to sell such properties at better yields and realize gains.

Our business concept and strategy in this field is to focus on acquisition of stable, dominant, institutional quality (primarily A, A-) U.S. retail properties, from capital-seeking owners and lenders. We intend to hold the assets for a period of three to five years, until U.S. assets are traded again at their historical yields and values. During this period our U.S. investment platform will engage in active asset management, so as to preserve the properties’ cash flow, enhance tenant mix and position the assets to outperform competitive properties. Our ultimate goal would be for our U.S. investment platform to sell its assets as a portfolio or individually, to realize the highest value for its investors.

Real Estate Investment Portfolio - EDT Retail Trust

In June 2010, EPN completed an investment of approximately $116 million in EDT Retail Trust (formerly Macquarie DDR Trust) ("EDT"), a trust traded on the Australian Stock Exchange. Following the completion of the transaction, EPN is EDT's largest unit holder, holding an approximate 48% ownership interest in EDT.

EPN also paid approximately $3 million for the acquisition of a 50% interest in EDT Retail Management LLC (the "U.S. Manager"). The U.S. Manager's wholly owned subsidiary, EDT Retail Management Limited, serves as the "Responsible Entity" of EDT, which means that it is responsible for the day-to-day management of EDT, including its investments and investment strategy, management and financing. Developers Diversified Realty Corporation, an Ohio corporation specializing in real estate investments and assets management ("DDR"), is the 50% co-owner of the U.S. Manager and serves as the property manager for EDT’s assets. EPN has the right to appoint the majority of the Responsible Entity's board members.

In March 2011, EPN EDT Holdings II, LLC (“EPN Holdings"), in which Elbit Plaza USA and Eastgate each hold a 43.3% ownership interest, and the remaining 13.4% ownership interest is held by the Fund, made an off-market takeover bid to acquire all of the outstanding units of EDT. EPN Holdings' unconditional offer is to buy for cash all outstanding units of EDT that EPN Holdings' affiliate does not already own, for AUD 0.078 per EDT unit, which has since been increased to AUD 0.09 per unit. The total consideration which will be paid by EPN Holdings after the increase in the offering price, assuming the bid is fully tendered, is approximately $200 million. The offer period for the bid is expected to end on June 17, 2011.

Also, since March 2011, EPN Holdings has purchased additional units of EDT representing an approximate 4.5% interest in EDT in consideration for approximately $20 million. Following the purchase of such additional units, EPN holds an approximate 57.1% ownership interest in EDT.

EDT currently holds and manages two U.S. REIT portfolios (EPN US Trust Inc. ("REIT I") and EPN US Trust II Inc. ("REIT II")) with 41 operating retail properties in REIT I and seven operating retail properties in REIT II, which altogether total approximately 10.9 million square feet of leasable area with a leased rate of approximately 88% and over 420 tenants generating annual net operating income (NOI) of approximately $100 million. EDT valued these portfolios at approximately $1.35 billion as of December 31, 2010, with total secured debt of approximately $926 million. The portfolios consist mainly of community shopping centers throughout major regions of the United States, with assets located in 20 states.

Assets in the portfolios are typically "open-air" complexes, surrounding a central parking lot, with a number of retail "boxes" housing tenants. This format has proven to be a popular retail concept in the United States. The centers are often located near major highways and thoroughfares and have been specifically designed to offer consumers convenience and accessibility. Assets in the portfolios are modestly fitted, have straightforward construction and design and generally have a single entrance and checkout. The simplicity in design results in lower operating and ongoing costs relative to traditional enclosed shopping mall formats. Retailers are attracted to the low costs associated with the format, which has gained popularity among discount and value oriented retailers.

The portfolios remain focused on the community shopping center format and on attracting national tenants that provide value and convenience to consumers. These retailers, including discount tenants, continue to attract customers in the current economic environment. EDT’s rental revenue remains relatively stable with over 80% of its annual base rent derived from large and junior anchor retailers which predominantly have a national presence and are secured by relatively long-term leases.

Leases with tenants generally run for a term of five to ten years, with an option to extend. The weighted average lease expiration for the portfolios is five years. EDT focuses on attracting and retaining strong performing retailers which provide a value proposition to consumers and have a national presence. EDT has successfully leased or renewed long-term leases with high quality retailers including Best Buy, Dick’s Sporting Goods, Jo-Ann Fabrics, Michaels, Nordstrom Rack and TJ Maxx.

The total portfolio average annualized base rent per occupied square foot, as of December 31, 2010, was $12.27. The portfolio has over 420 tenants with the largest tenant representing 6.0% of the portfolio’s annual base rent. No single lease represents more than 1.95% of annual base rent, further highlighting the portfolio’s diversified income base. The following table provides details about the top ten tenants in the portfolio as of December 31, 2010:

Tenant	Approximate Gross Lettable Area (ft2)	Number of Leases
TJX Companies	655,400	17
PetsMart	389,100	17
Kohl’s	811,100	9
Best Buy	282,100	7
Dick’s Sporting Goods	254,900	5
Bed Bath & Beyond	246,300	8
Wal-Mart	304,900	4
Jo-Ann Stores	220,400	5
Home Depot	219,000	2
Gap	144,700	8
Total:	3,527,900	82

The following table sets forth certain information with respect to the portfolio's assets as of December 31, 2010.

Property(1)	Location	Total GLA (sq.ft., '000)	Title	WALE (2) (years)	Anchors and Major Tenants

Connecticut Commons	Hartford, CT	566.5	Ownership	7.9	Lowe's, Lowe's Cineplex, Kohl's, Dick's Sporting Goods, Marshall's
Riverdale Village Outer	Coon Rapids, MN	497.7	Ownership	4.7	Sears, Kohl's, Best Buy, Dick's Sporting Goods , Bed Bath & Beyond
Brown Deer Center	Brown Deer, WI	261.7	Ownership	5.4	Kohl's, TJ Maxx, Office Max, Michaels, Old Navy
Shoppers World of Brookfield	Brookfield, WI	182.7	Ownership	3.2	Burlington Coat Factory, Marshall's, TJ Maxx, Office Max
Marketplace at Brown Deer	Brown Deer, WI	143.4	Ownership	2.2	Pick N Save, Anna's Linens, McDonald's
Lake Brandon Village	Brandon, FL	114	Ownership	7.9	Sports Authority, buybuyBaby, Petsmart
The Plazas at Great Northern	North Olmstead, OH	628.2	Ownership	4.7	Home Depot, Marc's, Jo-Ann Fabric, Best Buy, Bed Bath & Beyond
Belden Park Crossings	Canton, OH	478.1	Ownership	5.5	Kohl's, Dick's Sporting Goods, Value City Furniture, Jo-Ann Fabric, HH Gregg
Merriam Town Center	Merriam, KS	351.2	Ownership	6.4	Cinemark, Hen House, Dick's Sporting Goods, Marshall's, Petsmart
Riverdale Village Inner	Coon Rapids, MN	280.4	Ownership	6.9	JC Penny, Borders, Petsmart, ULTA
Midway Marketplace	St Paul, MN	324.4	Ownership	9	Herbergers, Wal-Mart, Cub Foods, LA Fitness
Township Marketplace	Monaca, PA	298.6	Ownership	7	Lowe's, Cinemark, Michaels, Petsmart
Cool Springs Pointe	Brentwood, TN	201.4	Ownership	3.	Best Buy, Ross Dress For Less, DSW, Golf Galaxy, Old Navy
Lake Walden Square	Plant City, FL	261.9	Ownership	2.9	Sweetbay, Premiere Cinema's
Winter Park Palms	Winter Park, FL	112.3	Ownership	1	Publix

Property(1)	Location	Total GLA (sq.ft., '000)	Title	WALE (2) (years)	Anchors and Major Tenants
Piedmont Plaza	Apopka, FL	148.1	Ownership	7.4	Bealls
Union Consumer Square	Buffalo, NY	386.5	Ownership	6.8	Sam's Club, Marshall's, Office Max, Bed Bath & Beyond, Jo-Ann Fabric
Spring Creek	Fayetteville, AR	262.8	Ownership	3.5	Best Buy, Bed Bath & Beyond, TJ Maxx, Old Navy, Jo-Ann Fabric
River Hills	Asheville, NC	191	Ownership	5.2	Carmike Cinema, Dick's Sporting Goods, Office Max, Michaels
Walden Consumer Square	Buffalo, NY	256.5	Ownership	4.	Target, Price Rite, Office Depot, Michaels, Petsmart
Steele Crossings	Fayetteville, AR	136.9	Ownership	6.2	Kohl's, Petsmart
Towne Center	Nashville, TN	107.9	Ownership	3.5	Toys R Us, TJ Maxx, Jo-Ann Fabric, Party City
Erie Marketplace	Erie, PA	113	Ownership	2.9	Marshall's, Bed Bath & Beyond, Babies R Us
Premier Place	Buffalo, NY	141.6	Ownership	7.2	Stein Mart, The Premier Group, Hallmark Cards
Union Road Plaza	Buffalo, NY	170.5	Ownership	4.5	Dick's Sporting Goods
Batavia Commons	Batavia, NY	49.4	Ownership	2.4	Dollar Tree, Advance Auto Parts, Ashley Furniture
Walden Place	Buffalo, NY	68	Ownership	3.5	Ollies Bargain Outlet, Destination Maternity
Borders	Buffalo, NY	26.5	Ownership	5.4	Borders
BJ's Plaza	Batavia, NY	95.8	Ownership	5.4	BJ's Wholesale Club, Sears Hardware
Harbison Court	Columbia, SC	255.6	Ownership	3	Ross Dress for Less, Marshall's, Barnes & Noble, Office Depot
Lakepointe Crossing	Plant City, FL	315	Ownership	3	Academy Sports, Mardell's Bookstore

Property(1)	Location	Total GLA (sq.ft., '000)	Title	WALE (2) (years)	Anchors and Major Tenants
Pioneer Hills	Aurora, CO	139.5	Ownership	4.6	Bed Bath & Beyond, Office Depot, Petsmart
MacArthur Marketplace	Irving, TX	248.8	Ownership	6.6	Hollywood Theather, Kohl's, Petsmart, Office Max
Grandville Marketplace	Grand Rapids, MI	216.8	Ownership	5.4	Hobby Lobby, Office Max, Petsmart, Cost Plus, Party City
Parker Pavilions	Parker, CO	96.2	Ownership	4.4	Office Depot, Petsmart
The Marketplace at Town Center	Mesquite, TX	178.9	Ownership	5.1	Petsmart, Ross Dress For Less, Michael's
FlatAcres MarketCenter	Parker, CO	133	Ownership	5.2	Sports Authority, Bed Bath & Beyond, Michael's, Famous Footwear
McKinney Marketplace	McKinney, TX	119	Ownership	7.5	Kohl's
Turner Hill Marketplace	Lithonia, GA	125	Ownership	5.4	Toys R Us, Best Buy, Bed Bath & Beyond
Overland Pointe Marketplace	Overland Park, KS	80	Ownership	4.1	Babies R Us, Golf Galaxy
Frisco Marketplace	Frisco, TX	107.5	Ownership	7.3	Kohl's
Shops at Turner Hill	Lithonia, GA	38.7	Ownership	3.3	Panera Bread, Beautiful Smiles, Supreme Fish Delight, Caribbean Grill, Cuts and Coffee
Shoppers’ World	Brookfield, WI	778.5	Ownership	3.7	AMC Theater, Koh's, Best Buy, Marshall's, Toys R Us
Woodfield Village Green	Chicago, IL	509	Ownership	4.2	Nordstrom Rack, Marshall's, Michaels, Saks Off Fifth, Petsmart
Fairfax Towne Center	Washington D.C,	253.3	Ownership	5.8	Safeway, Regal, Bed Bath & beyod, TJ Maxx, Jo-Ann Fabric
Carillon Place	Naples, FL	267.8	Ownership	3.9	Wal-Mart Neighborhood Market, TJ Maxx, Ross Dress For Less, Office Max, Beall's Outlet
Riverchase Promenade	Birmingham, AL	120.1	Ownership	5.1	Jo-Ann Fabric, Hancock Fabric, David's Bridal
Jo-Ann Plaza	Clarence, NY	92.7	Ownership	4.8	Jo-Ann Fabrics, Big Lots, Office Max
______________________

(1)	All figures represent 100% of each property in which EDT holds an interest.

(2)	"WALE" means weighted average lease expiry, weighted by the annual base rent (i.e., the total amount of annual contractual rent payable by tenants).

Relying on the combined experience of us and Eastgate, EPN has the following strategic objectives for EDT:

•	to engage in active asset management, to enhance tenant mix and position the asset to outperform competitors in both performing and underperforming assets;

•	to realize the highest value for investors by ultimately monetizing assets, either as a portfolio or individually; and

•	to continue to stabilize the balance sheet by refinancing the real estate assets for longer periods, at favorable interest rates.

Real Estate Investment Portfolio - Charter Hall Retail REIT

On December 29, 2010, EPN Investment Management LLC (“EPN Management”) (an affiliate of EPN) signed an agreement to purchase seven retail shopping centers located in the states of Georgia, Oregon and Florida from certain affiliates of Charter Hall Retail REIT. The purchaser of these properties will be a new joint venture entity in which each of Elbit Plaza USA and Eastgate or their respective affiliates will hold a 43.3% ownership interest and the remaining 13.4% ownership interest will be held by the Fund.

These retail shopping centers total approximately 650,000 square feet of leasable area with an occupancy rate of approximately 91%. The purchase price for these shopping centers will be $75 million, of which $22.7 million will be paid by assumption of debt.

The closing of the transaction is contingent upon certain conditions, including the approval of the lenders of the assumed debt, consents from applicable ground lessors for properties which are subject to ground leases and other customary closing conditions.

Following the execution of the agreement, a third party exercised its right of first refusal to purchase the property owned by MCW Ocala (the “Ocala Property”). Accordingly, on April 29, 2011, the parties together with certain of EPN’s wholly owned subsidiaries entered into an amended agreement pursuant to which they agreed, inter alia, that the Ocala Property shall be removed from the transaction and that the aggregate purchase price shall be reduced to $63,970,613. It was further agreed that EPN will have the right to execute the purchase of each property through the aforementioned wholly owned EPN subsidiaries, which were formed as special purpose vehicles for that purpose.

Hotels

General

The goal of our hotel business is to acquire and manage, generally via management companies, deluxe hotel properties, that are conveniently located near major transportation stations which provide the business and vacation traveler with upscale quality accommodation.

In addition to our operational hotels, we develop hotels within our mixed-use projects (both commercial and residential) and furthermore, hold interests in certain plots and properties intended to be developed or refurbished into hotels, see " - Hotels under development or renovation" below.

Ownership Structure of Hotels

Our ownership percentage in our hotels varies, and the interests in those hotels that are not owned by us are owned by various unrelated third parties, including, with respect to three of our hotels in the Netherlands, by Park Plaza. Park Plaza is engaged in ownership, co-ownership, leasing, franchising and management of full service four star deluxe hotels and trendy boutique hotels in major gateway cities and regional centers in Europe, the Middle-East and North Africa.

We are party to shareholder agreements with Park Plaza with respect to these three hotels. In accordance with the terms of these agreements, we and Park Plaza have equal representation in the board of directors of each hotel company. The agreements also provide for rights of first refusal, tag along and drag along rights.

Management of Hotels

Park Plaza serves as the management company of our three co-owned hotels in the Netherlands. Park Plaza is the franchisee for certain territories under territorial license and franchise agreements with Carlson, a leading travel and hospitality company, which entitles Park Plaza to use the “Park Plaza” trademark.

The Rezidor Hotel Group manages two of our hotels in Belgium and our Radisson hotel complex in Romania. (Park Plaza and the Rezidor Hotel Group, together, the "Management Companies").

Under the respective management agreements signed with each Management Company, we undertook to pay the Management Companies certain agreed upon fees which are calculated as a percentage from the respective hotel’s revenue as well as a certain agreed upon percentage from the gross operating profit of each such hotel. We also undertook to participate in certain portions of the expenses incurred by the Management Companies in the course of performance of their obligations (mainly marketing and advertising expenses), up to a certain percentage of the gross operating profit.

Under the terms of the management agreements with Park Plaza we were granted a sub-franchise by Park Plaza, granting us a license to use the "Park Plaza" name for the hotels owned and operated by Park Plaza, in consideration for royalties not to exceed a certain percentage of the room revenues of such hotels.

We are entitled to terminate our Management Agreements (excluding the Radisson Blu Bucharest Hotel agreement), subject to payment of a termination fee to the respective Management Company. In the event of a sale of the Victoria Hotel in Amsterdam, Park Plaza is also entitled to receive 2.5% of any profit generated from such a sale.

Business Concept and Strategy

Our business concept and strategy for our hotels include the following elements:

Location: Our hotels are generally situated in close proximity to major railway links into cities, such as the central railway station in Amsterdam (situated across from our Park Plaza Victoria Amsterdam Hotel) and the central railway station in Antwerp (situated opposite our Radisson Blu Astrid Antwerp Hotel). The Amsterdam and Antwerp stations accommodate the services of the Train de Grand Vitesse (the “TGV”).

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

Operating Hotels

The table below provides information with regard to our operating hotels:

Name and Rate of Hotel	Title	Our Share As of December 31, 2010	Approximate Constructed Area (square feet)	Total Rooms and description	Average Occupancy Rates During 2010 (%)	Additional information
Park Plaza Victoria Amsterdam1 Amsterdam, the Netherlands Four Star Deluxe	Freehold	50%	220,000	306 including Executive rooms and Business and deluxe Suites	90%	a business center and a health center, 10 conference rooms, bar and a restaurant
Park Plaza Utrecht Utrecht, the Netherlands Four Star	Leasehold	50%	56,000	120 superior and executive rooms	77%	includes 11 conference rooms, a business center a sauna, a gym, bar and a restaurant
Radisson Blu Astrid Antwerp Antwerp, Belgium Four Star Deluxe	Freehold	100%	223,000	247 rooms including business class suites & 19 new luxury apartments	68%	Includes an oceanarium attraction, 18 conference rooms, a bar, a restaurant and a fully equipped health club with a pool
Radisson Blu Bucharest Bucharest, Romania Five Star Hotel and ApartHotel (formerly Centerville)	Freehold	77%	900,000	424 rooms suites, executive suites and one exclusive royal suite and 292 apartments	70%	The complex of both hotels includes several restaurants, a spa and a world class health academy, casino, shopping area and supermarket services
Park Inn Antwerp, Belgium Three star boutique	Freehold	100%	32,250	59 rooms going from standard to junior suite with terrace	74%	Includes a restaurant, a lounge and a fitness room
Park Plaza Amsterdam Airport Amsterdam, the Netherlands Four Star	Freehold	50%	200,000	342 rooms including 52 Executive rooms	56%	25 conference rooms, bar & restaurant, gym

______________________________
1      See also “ - Hotels under Development or Renovation” below.

Average room rate for 2010, for our hotels in the Netherlands was: €105 (approximately $141); average room rate for 2010, for our hotels in Belgium was: €106 (approximately $142); and average room rate for 2010, for our hotels in Romania was: €80 (approximately $108).

Revenue Per Available Room ("RevPar") for 2010, for our hotels in the Netherlands totaled: €82 (approximately $110); RevPar for 2010, for our hotels in Belgium totaled: €74 (approximately $99); and RevPar for 2010, for our hotels in Romania totaled: €56 (approximately $75).

Recent Acquisitions and Dispositions of Hotels

On December 31, 2010, we sold to Park Plaza all of our holdings in three companies that own three hotels in London, England, for a total consideration of £21 million (approximately $28 million), representing a total estimated asset value for the hotels of £230 million (approximately $308 million). The consideration is being paid in a combination of loans, an issuance of shares of Park Plaza and a possible additional payment that is subject to adjustments. Prior to this transaction, these hotels were jointly owned by us and Park Plaza and were managed by Park Plaza.

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

The hotel offers 342 rooms and over 1,800 square meters of flexible meeting space. The hotel operates under the "Park Plaza" brand name.

Hotels under Development or Renovation

Victoria Monument, Amsterdam, the Netherlands

We own together with Park Plaza, in equal parts, a joint venture company which purchased a historical office building with appurtenances and land, in Amsterdam, the Netherlands. The 75 year old office building, which is considered a historical building for preservation under local laws, is located in the heart of Amsterdam’s business and entertainment center and resides next to our four-star Park Plaza Victoria Amsterdam Hotel. The joint venture company intends to convert this property into an approximately 106 room hotel with an Arthotel concept also managed by Park Plaza, following restoration and an investment of approximately €15 million. The purchase price of €14 million (of which our share is 50%) was fully financed through a bank loan.

Plot in Tiberius, Israel

In July 2007 we entered into an agreement with the Israel Land Administration, according to which we leased a plot of approximately 44,600 square meters in Tiberius, Israel for a term of 49 years (through 2056) with an option to extend the lease term for an additional 49 years. The total consideration paid amounted to NIS 30.6 million. We intend to build a hotel on the site. Under the agreement, we undertook to complete the construction work of the hotel within a period not exceeding 36 months (July 2010). During 2010 we received an extension of an additional three years until July 2013 to complete the construction of the hotel. Also under the agreement, we provided the Israel Land Administration with two bank guarantees in the aggregate amount of NIS 10 million, linked to the Israeli Consumer Price Index in order to secure our undertakings under the lease agreement. The agreement may be terminated upon a breach of its terms.

Victoria Park Plaza, Amsterdam, the Netherlands

We recently renovated 160 rooms in the Victoria Park Plaza Hotel. The €4 million renovation plan upgraded the hotel's standards and brought it to current clientele expectations, with new interiors and installations.

Park Plaza Schiphol Airport, Amsterdam, the Netherlands

We are planning a €2 million renovation plan with Park Plaza in order to raise this hotel to 4 star levels. The renovation includes spa and fitness center facilities, state of the art meeting facilities and a new concept bar and restaurant. These renovations are expected to commence in the second half of 2011.

Medical Companies

On November 24, 2010, we closed a transaction to restructure our holdings in the medical companies InSightec Ltd. ("InSightec") and Gamida Cell Ltd. ("Gamida"), under Elbit Medical Technologies Ltd. (formerly Enter Holdings 1 Ltd.), an Israeli company traded on the TASE ("Elbit Medical"). In consideration for our shares of InSightec representing 65.9% of InSightec's outstanding share capital and our shares of Gamida representing 31.6% of Gamida's outstanding share capital at that time, we were issued Elbit Medical shares representing a 90% interest in Elbit Medical and were granted options at zero exercise price to acquire shares of Elbit Medical, which together with the aforesaid shares constituted 97.9% of Elbit Medical's share capital (on a fully diluted basis) at that time.

In addition, on December 8, 2010, Elbit Medical issued shares in a private placement in the aggregate amount of NIS 19 million (approximately $4.8 million), including a two year option to invest an additional aggregate amount of NIS 19 million (approximately $4.8 million), all at a pre-money valuation of Elbit Medical of NIS 800 million (approximately $202 million) (on a fully dilution basis, without taking into account the value of the aforementioned options). Following the completion of this private placement, we hold 93.47% of Elbit Medical's share capital (on a fully diluted basis).

InSightec Ltd.

We indirectly hold, through Elbit Medical, approximately 64.30% of the outstanding share capital (54.77% on a fully diluted basis) of InSightec, a company that operates in the image guided treatment field.

Other shareholders of InSightec include GE and MediTech Advisers LLC ("MTA"). Employees, directors, officers and other investors hold the remaining shares of InSightec. The fully diluted holdings in InSightec are calculated including certain options to purchase InSightec's ordinary shares.

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

Pursuant to the fifth amended and restated security holders agreement entered into among us, InSightec, GE and MTA in January 2010, we are entitled, as long as we hold at least 50.01% of the outstanding share capital of InSightec on a fully diluted basis, to appoint three directors to serve on InSightec’s board of directors as well as the CEO, subject to the consent of InSightec’s board of directors. We will be entitled to appoint two directors to InSightec’s board of directors as long as we hold less than 50.01% but more than 30% of the outstanding share capital of InSightec on a fully diluted basis, and in the event our holdings range between 5% and 30% of the outstanding share capital of InSightec on a fully diluted basis, we will have the right to appoint one director to InSightec’s board of directors.

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

In May 2011 we undertook to provide InSightec with financial support by providing a "financial support letter" up to an aggregate amount of $20 million, as required, on terms to be agreed upon between the parties according to market conditions, in order to enable InSightec to continue its operations for the period ending on September 1, 2012. Subject to the approval of Elbit Medical’s board of directors, this financial support letter can by assigned to and assumed by Elbit Medical.

On March 9, 2010, we entered into a credit facility with InSightec (which has since been amended), pursuant to which we have provided InSightec with a credit line up to an aggregate amount of NIS 58.9 million. The annual interest on amounts drawn down from the credit facility is 6.7% and is linked to the Israeli consumer price index. The credit line is available to InSightec until April 2012. To date, InSightec has drawn down NIS 58.2 million from the credit facility amount. In May 2011, this credit line was extended until January 2016, subject to the completion of Elbit Medical's public offering in Israel.

On March 13, 2010, we entered into a credit facility with Elbit Medical (which has since been amended), pursuant to which we have provided Elbit Medical with a credit line up to an aggregate amount of NIS 31 million. The amounts drawn down from the credit facility will not bear any interest but will be linked to the Israeli consumer price index. The credit line is available to Elbit Medical until September 2012. To date, Elbit Medical has drawn down NIS 19 million from the credit facility amount. In May 2011, this credit line was extended until January 2016, subject to the completion of Elbit Medical's public offering in Israel.

Business description

InSightec develops and markets the ExAblate - the first FDA-approved system for magnetic resonance imaging guided focused ultrasound treatment equipment ("MRgFUS"). InSightec’s objective is to transform the surgical environment for the treatment of a limited number of forms of benign and malignant tumors by replacing invasive and minimally invasive surgical procedures with an incision-less surgical treatment solution. The system is designed to deliver safe and effective non-invasive treatments while reducing the risk of disease, potential complications, as well as the direct and indirect costs associated with surgery. In October 2004, InSightec received FDA approval to market the ExAblate in the United States for the treatment of uterine fibroids, a type of benign tumor of the uterus. Prior to that, in October 2002, InSightec received authorization to affix the CE marking to the ExAblate, enabling it to market the system for the treatment of uterine fibroids in the European Economic Area and certain Asian countries. InSightec also has regulatory approval to market the ExAblate for the treatment of uterine fibroids in Canada, Russia, Brazil, Mexico, Korea, Taiwan, Australia, New Zealand and Singapore, as well as for the treatment of breast cancer in Korea. In May 2007, InSightec also received CE-marking (marketing approval in the EEA) for the pain palliation of bone metastases. In January 2008, InSightec received approval from the Israeli Ministry of Health for the treatment of bone metastases. In April 2009, the U.S. FDA approved expanded guidelines for the uterine fibroid application and in January 2010 InSightec received approval from Japan's Ministry of Health, Labor and Welfare for the marketing of ExAblate for uterine fibroids. ExAblate is currently the only non-invasive treatment for uterine fibroids approved for use in Japan. InSightec is also in various stages of development and clinical research for the application of its MRgFUS technology to the treatment of other types of benign and malignant tumors. These additional applications are being developed to take advantage of the modular design of the ExAblate, which enables it to function as a common platform for multiple MRgFUS-based surgical applications. Currently, InSightec has an installed base of more than 80 units in academic hospitals, community hospitals, MRI clinics and physician-formed joint ventures. Currently, the ExAblate is operable only with certain MRI systems manufactured by GE.

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

InSightec has contracted with several distributors in Europe and Asia who market and sell its systems. InSightec has entered into exclusive distribution agreements with GE, for exclusivity in the United States, Canada and Japan.

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

In addition, InSightec aims to become the market leader in MRgFUS systems and to achieve a significant improvement in the quality and efficacy of the treatment while demonstrating cost effectiveness. To that effect, InSightec is developing the ExAblate®4000, a unique system targeted at non-invasive treatment of brain tumors and central nervous system targets. As of March 2011, seven systems were installed, one in Israel, one in Europe, two in Canada, and three in the United States. In addition, research and development activities have been initiated towards implementing new product derivatives for treating bone and prostate cancer tumors. These new systems exploit InSightec’s new and proprietary dense acoustic array technology for better tumor control and treatment flexibility.

Gamida Cell Ltd.

We indirectly hold, through Elbit Medical, approximately 31.64% of the outstanding share capital (29.2% on a fully diluted basis) of Gamida.

Other shareholders of Gamida include Clal Biotechnology Industries, Israel Healthcare Venture, Teva Pharmaceuticals, Amgen, Denali Ventures and Auriga Ventures.

Gamida is a leader in stem cell expansion technologies and therapeutic products. Its lead product, StemEx® is currently being tested in a phase III international registration clinical trial for hematological malignancies, which is planned to be complete in 2011, with market launch expected in 2013. StemEx is being developed by a joint venture established in 2005 between Gamida and Teva, in which Gamida owns 50%.  The joint venture owns all global rights for the commercialization of StemEx. In July 2008, Gamida signed a licensing agreement with Amgen for the use of a number of proprietary cytokines in the manufacturing of StemEx.

Gamida is developing a pipeline of cell therapeutics in the areas of cancer, hematological diseases, autoimmune diseases, and regenerative medicine. Gamida’s therapeutic products are allogeneic and contain adult stem cells selected from non-controversial sources, such as umbilical cord blood. These stem cells are then enriched in culture using Gamida’s proprietary expansion technologies. Gamida was successful in translating these technologies into robust manufacturing processes under GMP, which are cost effective and efficient for commercial production. Gamida’s technologies and products are protected by more than 20 patents worldwide and numerous patent applications.

Based on an extensive understanding of stem cell expansion and bone marrow transplantation accumulated through the development of StemEx, Gamida is now developing NiCordTM, which is intended for patients with autoimmune diseases as well as malignant and non-malignant hematological diseases. Gamida is currently enrolling patients in a pilot clinical study of NiCord in the United States, under IND. Gamida owns all the rights for this product.

Residential Projects

Under our residential sector we initiate, construct and sell residential projects and other mixed-use real property projects predominantly residential, located in CEE and in India.

Joint Venture with PC to Develop Mixed-Use Projects in India

In August 2008 we signed a joint venture agreement with PC for the development of major mixed-use projects in India (except for projects which are only or mainly shopping and entertainment centers, which will be developed only by PC and are excluded from the framework of this joint venture). Under this agreement, PC acquired from us a 47.5% stake in our subsidiary Elbit Plaza India Real Estate Holdings Limited (“EPI”). We, directly and through EPI, own two mixed-use projects in India in conjunction with local Indian partners, namely the Bangalore and the Chennai projects, and have engaged with certain third parties with the intent to develop an additional project on the Kochi Island. EPI will also look for further development opportunities for large scale mixed-use projects in India, predominantly led by either residential, office or hotel developments (the “EPI Agreement”). Under the EPI Agreement, we are to hold in trust 50% of our rights in the Kochi Island project in favor of PC. We undertook to transfer our right and holdings in the Kochi project to EPI within 12 months following the execution of the EPI Agreement, or alternatively transfer 50% of such rights directly to PC. We furnished PC with a guarantee for the fulfillment of this undertaking. This undertaking and guarantee have since been extended until August 25, 2011.

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

Following the execution of the EPI Agreement, PC and us each hold 50% of the voting rights in EPI and 47.5% of the equity. The additional 5% of the equity rights will be held by our former Executive Vice Chairman in accordance with the agreement executed by us and our former Executive Vice Chairman in January 2008. For additional information, see "Item 6.B. Directors, Senior Management and Employees - Compensation of Directors and Officers - Agreements with our Former Executive Vice Chairman."

Under the EPI Agreement, we and PC each have the right to appoint 50% of the board members in EPI and the shareholders have agreed on rights of first refusal for transfer of shares, tag along rights, and assignment of voting power of our former Executive Vice Chairman to us and PC in equal parts. Future issuances of shares by EPI are subject to pro-rata preemptive rights.

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

Residential Projects

As at the date of this annual report, our Residential Project segment of operations includes a total of 11 projects in various stages of planning, development and construction, including eight residential projects and three mixed-use real property projects which are predominantly residential. Our projects are located in the Czech Republic, Poland, Romania and India.

Name of Project		Location	Title	Share %	Approximate Land Area (m2)	Approximate Gross Built Area (m2)	Estimated Completion
Prague III *		Prague, Czech Republic	Ownership	100	46,500	61,600	- *
Roztoky		Prague, Czech Republic	Ownership	100	39,000	14,000	2013-2014
Łódź		Łódź, Poland	Ownership	100	33,500	80,000	-
Plaza BAS Joint Venture	Fountain Park	Bucharest, Romania	Ownership	12.5	14,000	16,600	2012-2013
	Acacia Park	Ploiest, Romania	Ownership	25	12,500	32,000	2011-2013
	Green Land	Ploiest, Romania	Ownership	25	18,400	25,800	2013-2014
	Poiana Brasov	Brasov, Romania	Ownership	25	73,000	138,000	2014-2016
	Pine Tree Glade	Brasov, Romania	Ownership	25	28,300	40,000	2013-2014

_____________________
*	Currently operates as a logistics and commercial center and an office building with GLA of approximately 44,300 square meters.

Total additional costs of construction required for completion of all of the above projects is estimated at:

•	With respect to the projects developed in Romania - €230 million (approximately $333 million);

•	With respect to the projects developed in Poland - €210 million (approximately $304 million); and

•	With respect to the projects developed in the Czech Republic - €130 million (approximately $188 million).

Mixed-Use / Residential Projects

Name of Project	Location	Title	Share %	Approximate Land Area (m2)	Approximate Gross Built Area (m2)	Estimated Project Phase Completion
Bangalore Project	Bangalore, Karnataka State, India	Freehold and Development Rights	-1, 2, 3	667,600 at first phase (of which rights to 218,500 obtained so far) 5	320,000	2012-2017
Chennai	Chennai, Tamil Nadu State, India	Ownership	801, 2	365,000 (of which rights to 296,000 obtained so far)	800,000	2012-2017
Kochi	Kochi, Kerala State, India	Freehold and Development Rights	501 2	166,000 (of which rights to 52,600 obtained so far)	575,000	Preliminary stage - under planning
Trivandrum	Trivandrum, Kerala State, India	Ownership	501 2 4	43,500	121,000	Planning stage

________________________________________________
1	For information regarding the EPI Agreement, a joint venture agreement signed with PC in respect to our India operations, see “ - joint venture with PC to Develop Mixed-Use Projects in India” above.
2
For information regarding the rights of Mr. Abraham (Rami) Goren, our former Executive Vice Chairman of the board of directors, in the projects, see "Item 6.B. Directors, Senior Management and Employees - Compensation of Directors and Officers - Agreements with our Former Executive Vice Chairman."

3	Effective holding in the project is subject to certain conditions as described below under “- Bangalore, Karnataka State, India.”
4	Term Sheet signed with local developer for a joint development agreement. Definitive agreement expected to be signed in the near future.
5
The original scope of the project was reduced from approximately 440 acres to approximately 165 acres. The above data relates to the project as revised pursuant to a framework agreement dated July 22, 2010.

Total additional costs of construction required for completion of all of the above projects in India is estimated at €912 million (approximately $1,320 million).

Set forth below is certain additional information with respect to our mixed-use projects which are predominantly residential:

Bangalore, Karnataka State, India

In March, 2008 EPI entered into an amended and reinstated share subscription and framework agreement with a local third party and a wholly owned Indian subsidiary of EPI ("SPV"), for the joint development of a large scale mixed-use project located in Bangalore, Karnataka, India which will include villas (bungalows) and high-rise buildings, office complexes, a major retail facility, hotel complex, a hospital along with services and amenities, a golf course, club houses and more. Under the agreements, EPI and the local partner will acquire, through the SPV, up to 440 acres of land in Bangalore, India (the "Project Land"). As of December 31, 2010, the SPV has secured rights over approximately 54 acres and the total aggregate consideration paid was approximately INR 2,843 million (approximately $63.4 million).

In addition, the SPV has paid the Partner advances of approximately INR 2,536 million (approximately $56.6 million) on account of future acquisitions by the SPV of a further 51.6 acres.

On July 22, 2010, EPI entered into a new framework agreement with respect to the Bangalore project, due to changes in the market conditions and to new commercial understandings between EPI and the third party seller of the project, pertaining, inter alia, to the joint development of the project and its magnitude and financing, the commercial relationships and working methods between the parties and the distribution mechanism of the revenues from the project.

Under the new framework agreement, the scope of the new project will be decreased in the first phase to approximately 165 acres instead of the original 440 acres and the third party seller undertook to complete the acquisitions of the additional land in order to obtain the rights over all 165 acres of the project. EPI will remain the holder of 100% of the shareholdings and the voting rights in the SPV. Neither EPI nor the SPV will be required to pay any additional amounts in respect of the land acquisitions or with respect to the project. The project will be executed jointly by the third party seller and the SPV. The seller (or any of its affiliates) will also serve as the general contractor and marketing manager of the project. The seller is also committed to minimum sale prices, maximum construction costs and a detailed timeline and budget with respect to the development of the project. The seller undertook to complete the acquisitions of the additional land in order to obtain the rights over said 165 acres.

Under the new framework agreement, we will receive distributions of approximately 70% of the profits from the project (including from any sale by the seller or any transaction with respect to the original land which does not form part of the 165 acres), until EPI achieves a return on its investment in the amount of INR 5,780 million (approximately $128 million) plus an Internal Return Rate ("IRR") of 20% per annum calculated from September 30, 2009. Following this date, EPI will not be entitled to receive any additional profits from the project and it will transfer the entire shareholdings in the SPV to the seller for no consideration. The seller also has a call option, subject to applicable law and regulations, to acquire the entire shareholdings of the SPV, at any time, in consideration for EPI’s investment plus an IRR of 20% per annum calculated on the relevant date.

The new framework agreement will enter into effect upon execution of certain ancillary agreements described therein as well as satisfaction of certain other conditions. The original framework agreement may be reinstated upon the occurrence of certain events as specified in the new framework agreement.

The first phase of the project will comprise of 165 acres consisting of exclusive plotted housing units such as villas and row-houses and ancillary amenities such as club houses, swimming pools and sport facilities.

Chennai, Tamil Nadu State, India

In December 2007 EPI, executed agreements for the establishment of a special purpose vehicle (“Chennai SPV Company”) together with one of the leading real estate developers in Chennai. Subject to the fulfillment of certain conditions, the Chennai SPV Company will acquire the ownership and development rights in and up to 135 acres of land situated in the Sipcot Hi-Tech Park in the Siruseri District of Chennai, India. Under these agreements, EPI is to hold 80% of the equity and voting rights in the Chennai SPV Company, while the Local Partner will retain the remaining 20%.

Under the agreement, EPI’s investment in the Chennai SPV Company will be a combination of investment in shares and compulsory convertible debentures.

Due to changes in market conditions, EPI and the Chennai SPV Company later decided to limit the extent of the project to 90 acres.

The total investment which we anticipate will be made by us by virtue of our 80% interest in this project is in the aggregate amount of INR 2,842 million (approximately $63.1 million), assuming that the entire area of 90 acres is acquired by the Chennai SPV Company.

The consummation of the agreements will be accomplished in stages, and is subject to the fulfillment of certain regulatory requirements, as well as to our satisfactory due diligence investigations, in respect of each stage.

As at the date of this annual report, EPI has completed the purchase of approximately 73 acres out of the total 90 acres for consideration of approximately INR 2,292 million (approximately $51 million). An additional amount of INR 550 million (approximately $12.3 million) was paid in advance in order to secure the acquisition of an additional 17 acres.

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

We intend to develop a mixed-use project on this land, which will consist of exclusive residential units (in both high rise buildings and villas), ancillary amenities such as club houses, swimming pools and sport facilities, a local retail facility and an office complex with a total built area of approximately 800,000 square meters, all subject to approval of the building permits by the competent authorities. It is anticipated that construction of this project, which will be executed in stages, will last approximately five years.

Kochi, Kerala State, India

We have invested in a real estate project located in Kochi, a site located on a backwater island adjacent to the administrative, commercial and retail hub of the city of Kochi, in the Kerala State of India, for the construction and development on an area of land measuring 41 acres, of a project comprised of high end condominiums, a luxury hotel, office space, retail area and a European style marina, with approximately 575,000 square meters GBA.

As part of this project, in September 2006, we, together with an Indian corporation ("Project SPV") wholly owned by a third party (the "Third-Party Shareholder"), entered into an agreement (as subsequently amended in January 2007) for the purchase by us and the Project SPV of an area of land measuring 13 acres (approximately 52,600 square meters) ("Property A") for a total consideration of INR 1,495 million (approximately $33.2 million), payable subject to fulfillment of certain obligations and conditions by the seller in respect of Property A, principally the obtaining all permissions required for construction thereon and making good and marketable title with regard to Property A.

Additionally, an area of 28 acres (approximately 113,300 square meters) ("Property B") will be transferred by the seller to the Project SPV without any consideration, and the seller will be entitled to receive 40% of the constructed area which will be built by the Project SPV on Property B. It was further agreed that all fees, costs and expenses for construction on Property B will be borne by the Project SPV, and that the Project SPV will have the sole control over the construction as well as the marketing of the entire project.

The agreement also provides that if the seller fails to comply with the aforementioned conditions precedent by an agreed date, then the Project SPV and ourselves will have the right to terminate the agreement, and in that event the seller will be obliged to refund all amounts paid to him under the agreement, plus interest accruing at the rate of LIBOR +1% per year.

In September 2006, we, the Third-Party Shareholder and the Project SPV entered into a share subscription agreement according to which transferred to the Project SPV all of our right in Property A in consideration for the allotment to us of 50% of the equity and voting rights in the Project SPV. The allotment of shares has not yet been executed because is subject to the fulfillment of certain regulatory conditions, in respect of the land and the securing of sanctioned plans.

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

As at the date of this annual report, our retail and fashion operations consist of the following international brands:

Mango-MNGTM

Elbit Trade is the exclusive Israeli distributor and retailer of the internationally renowned retail brand name MANGO-MNG™. The exclusive distribution rights for Mango products in Israel were granted to us by Punto FA S.L. for a ten-year period ending in 2015. Under the agreement with Punto FA, Elbit Trade has agreed to guarantee annual minimum purchases at rates and subject to terms and conditions specified in the agreement, and has undertaken to pay Punto FA seasonal marketing, public relations, and store-support fees. Elbit Trade currently operates 26 Mango stores in Israel.

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

GAPTM & Banana Republic TM

In February 2009, Elbit Trade signed a franchise agreement with GPS Strategic Alliances LLC., to open and operate GAP and Banana Republic stores in Israel. Under the agreement, Elbit Trade has been granted the right to use the brands’ trade mark names and has undertaken to uphold certain financial covenants. We have guaranteed all of Elbit Trade’s monetary obligations under the agreement, and we have agreed to make a line of credit available to Elbit Trade, should it fail to secure credit from a financing bank. The term of the franchise agreement is for 5 years with an extension of an additional 5 year term, subject to fulfillment of certain conditions. The first GAP store opened in Jerusalem in August 2009 and the second store opened in Tel Aviv in February 2010. Elbit Trade currently operates five GAP stores in Israel. To date, Elbit Trade has not yet opened any Banana Republic stores in Israel.

Other Activities

Our other activities consist of (a) various venture capital investments and (b) investments in hospitals and farm and dairy plants in India.

We have presently decided to suspend our investment activities in hospitals and farm and dairy plants in India until we are satisfied that the economy has recovered sufficiently to resume such activities.

Venture Capital Investments

Set forth below is information with respect to our venture capital investments.

Company Name	Areas of expertise	% of investment as of May 2011
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
19.41% of the issued and outstanding share capital. 16.34% on a fully diluted basis.
Varcode Ltd.	Developing labels for improving logistical chain (“cold chain”) of manufacturers. Varcode uses the FresCode products that monitor anomalies and improve the shelf life of perishables.	54.47% of the issued and outstanding share capital. 57.42% on a fully diluted basis.

Revenues classified by geographical markets and by business segments

The following table sets forth our breakdown of revenues by each geographic market in which we operate, for each of the last three years (in NIS thousands):

	2010	2009	2008	Convenience Translation in U.S. Dollars for 2010

Israel	171,275	132,021	102,736	48,260
Western Europe	484,617	293,921	305,660	136,550
Central and Eastern Europe	232,044	241,866	669,740	65,383
United States	568,413	19,122	-	160,161
Others	17,363	9,870	20,181	4,894
Total Revenues	1,473,712	696,800	1,098,317	415,248

The following table sets forth our breakdown of revenue by business segments for each of the last three years (in NIS thousands):

	2010	2009	2008	Convenience Translation in U.S. Dollars for 2010

Shopping and Entertainment centers	102,895	102,937	568,895	28,993
U.S. Real Property	162,688	-	-	45,841
Hotels	602,599	396,736	387,776	169,794
Medical Companies	33,631	75,318	38,076	9,476
Residential Projects	-	-	834	-
Fashion Apparel	174,817	118,386	102,736	49,258
other	-	3,423	-	-
Total Revenues	1,076,630	696,800	1,098,317	303,362
Gain from bargain purchase – U.S. Real Property	397,082	-	-	111,886
Total	1,473,712	696,800	1,098,317	415,248

Seasonality

United States Real Property

The shopping center business is, to some extent, seasonal in nature with tenants typically achieving the highest levels of sales during the fourth quarter due to the holiday season, which generally results in higher percentage rent income in the fourth quarter. Additionally, shopping centers earn most of their “temporary” rents (rents from short-term tenants) during the holiday period. Thus, occupancy levels and revenue production are generally the highest in the fourth quarter of each year. Results of operations realized in any one quarter may not be indicative of the results likely to be experienced over the course of our fiscal year.

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

Pursuant to our agreements with Park Plaza and the Rezidor Hotel Group, our hotels are managed under the names: “Park Plaza”, “Radisson Blu” and “Park Inn.” We have also registered our CenterVille operations as a trademark in Romania. In November 2010 we entered into an agreement with Rezidor pursuant to which the CenterVille apartment hotel, which is located next to the Radisson Blu Bucharest Hotel, will be managed by Rezidor so that both hotels will be operated as one complex, under the “Radisson Blu” brand.

InSightec’s intellectual property includes ownership of 107 patents, out of which 40 are registered in the United States, 55 in various European countries, six in Japan and six in China. In addition, InSightec has submitted 60 patent applications, which remain pending and in process.

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

Competition

Shopping and entertainment centers

We have been active in emerging markets since 1996, when we opened the first western-style shopping and entertainment center in Hungary and began to implement our vision of offering western-style retail and entertainment facilities to a growing middle class and an increasingly affluent consumer base. Over the past 14 years, we have expanded our operations in Central Europe and eastward into Poland, Greece, the Czech Republic, Latvia, Serbia, Romania, Bulgaria, India, and have proven our ability to anticipate and adapt to market trends and deliver innovative large-scale projects.

We have a number of competitors in CEE countries in which we operate or intend to operate in the shopping and entertainment centers business, particularly in the larger capital cities. The following factors, however, should be noted:

•	shopping centers which are not in close proximity and which do not draw their clientele from the same population areas are not considered competitive;

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

In addition to several ad hoc entrepreneurial projects, there are a number of significant groups operating shopping and entertainment centers in CEE with whom we compete directly, namely Globe Trade Centre SA, ECE Projekt Management GmbH and TriGranit Holding Limited. We compete with these chains, and with other developers, in the pre-development stage, in the cost of acquisition of such sites, in the development stage (in retaining suitably qualified architects, consultants and contractors) and in the operational stage, if the centers compete for the patronage of the same population. We also compete for quality “brand name” tenants to occupy rental units. In locations where competing centers are being constructed simultaneously, the first center to open generally enjoys an advantage over its competitor, which is the reason behind our emphasis on the expeditious completion of construction operations.

        In Pune, India, our main competitors in mixed-use projects and shopping and entertainment centers are Kalyani Nagar Mall developed by Mariplex, Bund Garden Mall developed by Central Mall, Camp Mall developed by SGS Mall, Camp mall and offices developed by Nucleus and a mall developed by Ishanya.

United States Real Property

The retail industry is dynamic and competitive. The shopping centers in our US investment platform compete with numerous merchandise distribution channels including regional malls, outlet centers, community/lifestyle centers, and other shopping centers in the United States and abroad. Internet retailing sites and catalogs also provide retailers with distribution options beyond existing brick and mortar retail properties. The existence of competitive alternatives could have a material adverse effect on our ability to lease space and on the level of rents we can obtain. This results in competition for both the tenants to occupy the properties that we develop and manage as well as for the acquisition of prime sites (including land for development and operating properties). We believe that there are numerous factors that make our properties highly desirable to retailers including:

•	the quality, location and diversity of our properties;

•	our management and operational expertise; and

•	our extensive experience and relationships with retailers and lenders.

EDT competes with a number of private and publicly traded retail real estate companies in the U.S. who offer competitive space to both larger and smaller retailers.  Competitors vary widely within each individual market where the company owns assets.  There are a number of large owners and operators in the grocery anchor and power center retail real estate business which include by way of example Kimco Realty Corporation, Federal Realty Investment Trust, Developers Diversified Realty, Regency Centers Corporation, Equity one Inc., Inland Real Estate Group of Companies, Inc, and Weingarten  Realty Investors.

In addition, there are also a number of regional mall owners and operators who secondarily compete with EDT in leasing space and these include Simon Property Group, General Growth Properties, Westfield Group, and Macerich as examples.  While many of the above companies operate on a national or regional platform, they do not necessarily operate in every market where EDT Retail owns and operates assets.

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

Many of these other companies are larger than us. However, we believe that our hotels nevertheless offer quality and value for competitive prices. In addition, our cooperation with Rezidor, using the Radisson Blu and Park Inn brands assists us in gaining recognition, as Rezidor is one of the fastest growing management companies in Europe.

Medical Companies - InSightec

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

         In recent years, GE’s main competitors in magnetic resonance imaging, Philips and Siemens, have developed MRgFUS devices; Philips designs and manufactures their own system whereas Siemens has partnered with Chongqing Haifu, a Chinese manufacturer of therapeutic ultrasound systems. In 2010 Philips announced that their MRgHIFU Sonalleve device for treatment of Uterine Fibroids received a CE Mark and is available commercially in Europe and other countries that recognize the CE regulation. In 2011 ECR Philips also announced that Sonalleve has been cleared for treating painful bone metastases. As of March 2011, Philips has installed 20 systems worldwide. Some sites are participating in an FDA Phase III study for the treatment of uterine fibroids.  This validates the uterine fibroid application for which InSightec’s ExAblate received FDA approval in 2004. Siemens and Chonqing Haifu have treated 23 patients in a Chinese study, and one paper has been published on this data.  Siemens/Chonqing has no systems installed outside of China and as of 2011 it is not clear whether this partnership still exists.

        We are currently aware of two Chinese companies (YDME and Chonqing Haifu) that have developed ultrasound guided HIFU devices to treat cancer. In 2008, YDME received FDA approval to start a phase I pancreatic cancer study in the United States but terminated that study due to its own financial reasons. The Chongqing Haifu system is used for initial clinical trials in China, including uterine fibroids as mentioned above. There are two HIFU companies that have developed devices specific for the treatment of prostate cancer. A French company called EDAP TMS and a U.S. company called USHIFU LLC offer ultrasound-guided focused ultrasound devices for treating prostate cancer. Both are conducting FDA Phase III clinical trials for full gland ablation treatment of prostate cancer.

         In the area of treating brain disorders (tumors, CNS, stroke, mediated drug delivery) using MRgFUS, InSightec faces potential competition from the French company Supersonic Imagine. The company has been developing a product similar in capabilities to InSightec’s ExAblate Neuro device. The Supersonic Imagine device is still in a pre-clinical development stage.

        At present, to our knowledge, the Chinese ULSgFUS companies have focused their marketing efforts in Asia, and have not received any regulatory approvals outside of Chongqing HAIFU has placed systems in the United Kingdom (1), Spain (1), Russia (1) and Italy (1) and obtained a CE mark for treating liver and kidney cancer. The French (EDAP TMS) and U.S. (Focus Surgery Inc. and USHIFU Inc.) FUS companies focus on ultrasound-guided treatment of prostate cancer disease. To the extent InSightec enters the U.S. or European markets for the treatment of prostate cancer, it may face competition from both of these companies.

        Residential Projects

         In Bangalore, India, the main current competitors in residential projects are Salarpuria Group, SJR Group, Purvankara, Vasvani Astoria, Adarsh Developers, Prestige Group, as well as other small scale developers.

         In Chennai, India, the main competitors for residential projects are the Garden City Project developed by DLF, the Opaline Project developed by Olympia, the Neel Kamal project developed by Real Value, the Lotus Pond Project developed by Vijay Shanthi, the Serenity Project developed by Sabari, the Unihomes Project developed by Unitech, Eden Park developed by L&T, Greens developed by Indiabulls and Synergy developed by Mantri, as well as other small scale developers.

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

Governmental Regulation

Shopping and entertainment centers

        The development, construction and operation of shopping and entertainment centers are subject to various regulatory controls, which vary according to the country of activity. Some countries require that a developer provide an environmental report on the land before building permit applications are considered, while in other countries we usually have direct contact with the local authorities to receive basic information on environmental issues. In certain European countries, antitrust permits must be obtained before a foreign investor is allowed to acquire shares of a local entity. In most Eastern European countries, construction work may only begin after the lapse of the objection period provided for third parties whose interests may be affected by such permits, at which time the contestation permit becomes final. If restitution claims made by former land owners in respect of project sites are upheld, these claims can jeopardize the integrity of title to the land and the ability to develop the land. Generally, construction must commence within a specified period following issuance of the permit, otherwise, the construction permit may expire.

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

        In India, the term "real estate" has not been formally defined. A reference to this term is found in the National Industrial Classification Code, 1987 ("NIC Code") under Group 820, which deals with the purchase, sale, letting and operating of real estate such as residential and non-residential buildings, developing and sub-dividing real estate into lots, lessor of real property, real estate agents, brokers and managers engaged in renting, buying and selling, managing and appraising real estate on a contract or fee basis. The FDI Policy (as defined below) refers to the term “real estate business,” which includes dealing in land and immovable property with a view to earning profit or income therefrom.  Foreign direct investment (“FDI”) in the real estate sector in India is governed by provisions of the Foreign Exchange Management Regulation and the consolidated FDI policy issued by the Department of Industrial Policy and Promotion of the Indian Ministry of Commerce and Industry, through various Press Notes (“FDI Policy”). The last release with respect to the FDI Policy was a Consolidated FDI Policy circular issued by the Department of Industrial Policy and Promotion (DIPP) of the Indian Ministry of Commerce and Industry, made with effect from April 1, 2010. FDI in real estate business is restricted under the FDI Policy, as stipulated in Press Note 2 (2005 Series) and Press Note 2 (2009 Series) and the Consolidated FDI Policy issued by the Department of Industrial Policy and Promotion of the Indian Ministry of Commerce and Industry. Under the FDI Policy, FDI is allowed up to 100% under the automatic route in townships, housing, built-up infrastructure and construction-development projects (which includes, but is not restricted to, housing, commercial premises, hotels, resorts, hospitals, educational institutions, recreational facilities, city and regional level infrastructure), subject to restrictions pertaining, inter alia, to the following matters: (a) minimum area to be developed under each project; (b) minimum capitalization for each project; (c) non-repatriation of original investment (lock-in period); (d) project completion schedule; (e) conformance with local laws and applicable standards; (f) obtaining necessary approvals; and (g) supervision by the state government/ municipal/local body concerned.

        Under the Foreign Exchange Management (Acquisition and Transfer of Immovable Property in India) Regulations, 2000, we cannot acquire any agricultural land without a prior approval of the Reserve Bank of India (“RBI”) and proposals relating to acquisition of agricultural land are considered in consultation with the Government of India, and such approval process can be time consuming.

         Due to the urbanization process in India, former agricultural lands and villages were merged into expanding urban areas, and as a result, those lands and the buildings that were built on them became subject to various municipal regimes, some of which that were legislated by municipal authorities that no longer exist. As a result, in certain locations throughout India, it is impossible to initiate rezoning activities and/or obtain building permits from the currently governing municipal authorities, with respect to lands and buildings that were handled by the former municipal authorities. Those problems are being solved either by specific legislation or by other solutions, such as municipal tax assessments that define the new land usage. The solutions may vary from state to state within India. There is no assurance that those solutions will be validated by future legislations or recognized by the respective authorities, at any time in the future.

        Certain Shopping and Entertainment Centers projects, as well as other projects of the Company in India, are being carried out through joint ventures with Indian partners. The RBI has amended certain provisions under the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations (2000), relating to the pricing norms for issuance of shares by an Indian company to persons residing outside India. These regulations include provisions stipulating that the shares of an unlisted company have to be issued at a price not less than the fair valuation, and in case of issuance on preferential allotment, the issuance price cannot be less than the price as applicable to transfer of shares from resident to non-resident as per the pricing guidelines laid down by the RBI from time to time, according to the fair valuation of the shares.

There is an increasing awareness of environmental issues in CEE and India. This may be of critical importance in areas where soil pollution may be prevalent. If a property that we acquire turns out to be polluted, such a finding will adversely affect our ability to construct, develop and operate a shopping and entertainment center, a hotel or a residential project on such property. This may have a significant impact on development budget and schedules and may have a detrimental effect on the viability or marketability of the development or cause legal liability in connection with a portfolio asset. We may be liable for the costs of removal, investigation or remedy of hazardous or toxic substances located on or in a site owned or leased by us, regardless of whether we were responsible for the presence of such hazardous or toxic substances. The costs of any required removal, investigation or remedy of such substances may be substantial and/or may result in significant budget overruns and critical delays in construction schedules. The presence of such substances, or the failure to remedy such substances properly, may also adversely affect our ability to sell or lease such property or to obtain financing using the real estate as security.

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

Medical Companies - InSightec

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

In June 1993, directive 93/42/EEC for medical devices was adopted by the EEC. In June 1998, this directive replaced the local regulation and ensured free transfer of qualified medical equipment among member states. Medical devices that meet the established standards, receive certification represented by the symbol “CE”. There are two types of certifications that are granted: (1) general certification of a company and (2) certification for a specific product. InSightec decided to comply with Medical Device Directive 93/42/EEC ("MDD") and with the international standard ISO 13485 entitled “Medical Devices - Quality management systems - requirements for regulatory purposes”. InSightec obtained a certification of compliance with the standard in March 2004, and is subject to annual audits by the European Notified Body to renew the certification in accordance with all applicable updates of the standard and the MDD.

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

C.            ORGANIZATIONAL STRUCTURE

Europe-Israel (M.M.S.) Ltd. ("Europe-Israel") holds approximately 48.56% of our ordinary shares. See "Item 7.A. Major Shareholders" below. Europe-Israel is wholly owned by Control Centers Ltd., a privately held Israeli company, which is controlled by Mr. Mordechay Zisser, who serves as our Executive President and a director. Our significant subsidiaries and companies in which we have a significant interest as of the date of this annual report are as follows:

NAME OF COMPANY	ABBREVIATED NAME	COUNTRY OF ORGANIZATION	DIRECT/INDIRECT OWNERSHIP PERCENTAGE
BEA Hotels NV	BEA	The Netherlands	100%
Elbit Medical Technologies Ltd.	Elbit Medical	Israel	93.47%
InSightec Ltd.	InSightec	Israel	65.9	% (1)
Gamida Cell Ltd.	Gamida	Israel	31.6	% (2)
Elbit Plaza India Real Estate Holdings Limited	EPI	Cyprus	50	% (3)(4)
Elbit Plaza USA, L.P.	Elbit Plaza USA	USA	100	% (5)
EPN GP, LLC	EPN	USA	43.3	% (6)
EPN EDT Holding II	EPN	USA	43.3	% (6)
EDT Retail Trust	EDT	Australia	57.1	% (7)
Elbit Trade & Retail Ltd.	Elbit Trade	Israel	100%
Elbit Ultrasound (Luxembourg) S.a.r.l.	EUBV	Luxembourg	100%
Plaza Centers N.V.	PC	The Netherlands	62.36	% (8)

___________________

(1)
54.77% on a fully diluted basis, including warrants granted by InSightec contingent upon certain rates of return as well as certain options exercisable into InSightec's ordinary shares. Held through Elbit Medical.

(2)	Held through Elbit Medical.
(3)
We hold 47.5% of the shares in EPI directly, and an additional 47.5% through PC. For additional information as to the joint venture signed between us and PC regarding EPI, see “Item 4.B Business Overview - Residential Projects.”

(4)
For details as to the grant of 5% of EPI’s equity to Mr. Abraham (Rami) Goren, our former Executive Vice Chairman of the board of directors. See "Item 6.B. Directors, Senior Management and Employees - Compensation of Directors and Officers - Agreements with our Former Executive Vice Chairman."

(5)	We hold 50% in Elbit Plaza USA directly, and an additional 50% through PC.
(6)	Indirectly held through Elbit Plaza USA. For additional information, see “Item 4.B Business Overview – United States Real Property.”
(7)	Indirectly held through EPN, in which we indirectly hold 43.3%. For additional information, see “Item 4.B Business Overview – United States Real Property.”
(8)	Approximately 58% on a fully diluted basis.

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

We lease approximately 1,900 square meters of space, including storage area (not including parking places of 50 square meters) for management and administration purposes in an office building in Tel-Aviv, Israel, until September 2016 with an option to extend the lease for a 10-year period. Aggregate rental fees (excluding VAT) paid by us in 2010, with respect to such lease were approximately NIS 1,547,208 (approximately $454,260).

In addition, we lease approximately 240 square meters (not including parking) in an office building in Herzliya, Israel, for an annual rental fee of NIS 184,688 (approximately $54,224).

We lease approximately 12.6 square meters (140 square feet) of space for management and administration purposes in Northbrook, Illinois, USA, until January 31, 2013, with no option to extend the lease. Aggregate rental fees paid by us in 2010 with respect to such lease were approximately $2,613.

We lease approximately 21 square meters of space for management and administration purposes in Sydney, Australia, until November 30, 2011, with an option to extend the lease. Aggregate rental fees (excluding VAT) paid by us in 2010 with respect to such lease were approximately AUD 7,609 (approximately $7,733).

PC’s headquarters are located in an office building located on Andrassy Boulevard, Budapest, Hungary. The building is located on an 800 square meter plot and consists of four floors, an atrium and a basement, with a total built area of approximately 2,000 square meters.

PC also owns a villa converted into an office building, located in the center of Bucharest. The total office area is approximately 700 square meters build on a plot of approximately 600 square meters and consists of three floors, a basement and a garage.

Elbit Trade leases approximately 550 square meters of office space in Tel Aviv, Israel, for its management and administration activities (not including stores) until June 2013, with an option to extend the lease for a 10-year period. Monthly rental and management fees payable by Elbit Trade are NIS 47,500 (approximately $13,946).

InSightec leases its main office and research and development facilities, located in Tirat Carmel, Israel, pursuant to a lease that expires in September 2013, with an option to renew the lease for up to 30 months. Pursuant to such agreement, InSightec occupies approximately 6,011 square meters in Tirat Carmel and Or-Yehuda. Total annual rental expenses under these leases are approximately $1.2 million. InSightec also leases offices in Dallas, Texas for an annual rental fee of approximately $140,000.

ITEM 4.A.  UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

Overview

We operate in the following principal fields of business:

•
Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India;

•	U.S. Real Property - Investment in commercial real property in the United States;

•	Hotels - Hotel operation and management, primarily in major European cities;

•
Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine;

•
Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe;

•	Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and

•
Other Activities - (a) venture capital investments and (b) investments in hospitals and farm and dairy plants in India. We have presently decided to suspend our investment activities in hospitals and farm and dairy plants in India until we are satisfied that the economy has recovered sufficiently to resume such activities.

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

The following acquisitions and other activities affected our operational results for 2008, 2009, 2010 and 2011 (to date) and may continue to affect our operational results in the coming years. For additional information, see “Item 4. Information on the Company.”

2011

•
In May 2011, our board of directors approved the repurchase of up to NIS 150 million (approximately $43 million) of our series A through F Notes and the board of directors of PC approved the repurchase of up to NIS 150 million (approximately $43 million) of its series A through B Notes, to be made from time to time in the open market. To date, we have purchased NIS 23,711,654 par value of our notes for an amount of approximately NIS 25.5 million (approximately $7.5 million) and PC has purchased NIS 7,100,000 par value of its Series B Notes for an amount of approximately NIS 7.5 million (approximately $2.2 million). Notes repurchased will be canceled and removed from trading and will not be permitted to be reissued.

•
Since March 2011, EPN Holdings has purchased additional units of EDT representing an approximate 4.5% interest in EDT in consideration for approximately $20 million. Following the purchase of such additional units, EPN holds an approximate 57.1% ownership interest in EDT.

•
In March 2011, EPN EDT Holdings, in which Elbit Plaza USA and Eastgate each hold a 43.3% ownership interest, and the remaining 13.4% ownership interest is held by the Fund, made an off-market takeover bid to acquire all of the outstanding units of EDT. EPN Holdings' unconditional offer is to buy for cash all outstanding units of EDT that EPN Holdings' affiliate does not already own, for AUD 0.078 per EDT unit, which was since increased to AUD 0.09 per unit. The total consideration which will be paid by EPN Holdings after the increase in the offering price, assuming the bid is fully tendered, is approximately $200 million. The offer period for the bid is expected to end on June 17, 2011.

•	In March, 2011, we announced our intention to offer shares and options of Elbit Medical in a public offering on the Tel Aviv Stock Exchange.

•
In March 2011, we entered into a new financing agreement with an Israeli bank in the amount of $70 million (approximately NIS 252 million), replacing the previous financing agreement. The new agreement is for a 6-year term and bears interest at a rate of LIBOR + 3.8% per annum. As security for this facility, we have pledged to the Israeli bank (i) an amount of 86 million shares of PC, representing approximately 29% of PC's outstanding shares, which will be subject to a 70% loan to value mechanism on PC's shares; and (ii) all of our holdings in Elbit Trade.

•
In March 2011, we issued additional unsecured non-convertible Series D Notes to investors in Israel, by expanding the existing series, in an aggregate principal amount of approximately NIS 96 million (approximately $27 million) for gross proceeds of approximately NIS 108 million (approximately $30 million).

•
On February 9, 2011, we filed a shelf registration statement on Form F-3 with the SEC, which became effective on March 14, 2011, pursuant to which we may offer and sell from time to time, a combination of ordinary shares, senior and subordinated debt securities, warrants and units in one or more offerings up to a total dollar amount of $300,000,000.

•	In January 2011, PC issued additional Series A and B Notes for an aggregate consideration of approximately NIS 300 million (approximately $85 million).

2010

•
On December 31, 2010, we sold to Park Plaza all of our holdings in three companies that own three hotels in London, England, for a total consideration of £21 million (approximately $28 million), representing a total estimated asset value for the hotels of £230 million (approximately $308 million). The consideration is being paid in a combination of loans, an issuance of shares of Park Plaza and a possible additional payment that is subject to adjustments. Prior to this transaction, these hotels were jointly owned by us and Park Plaza and were managed by Park Plaza. For additional information, see “Item 4.B. Business Overview – Recent Acquisitions and Dispositions of Hotels."

•
On December 29, 2010, EPN Management signed an agreement to purchase seven retail shopping centers located in the states of Georgia, Oregon and Florida from certain affiliates of Charter Hall Retail REIT. The purchaser of these properties will be a new joint venture entity in which each of Elbit Plaza USA and Eastgate or their respective affiliates will hold a 43.3% ownership interest and the remaining 13.4% ownership interest will be held by the Fund. This transaction has not yet closed. Following the execution of the agreement, a third party exercised its right of first refusal to purchase the property owned by MCW Ocala (the “Ocala Property”). Accordingly, on April 29, 2011, the parties together with certain of EPN’s wholly owned subsidiaries entered into an amended agreement pursuant to which they agreed, inter alia, that the Ocala Property shall be removed from the transaction and that the aggregate purchase price shall be reduced to $63,970,613. It was further agreed that EPN will have the right to execute the purchase of each property through the aforementioned wholly owned EPN subsidiaries, which were formed as special purpose vehicles for that purpose. For additional information, see “Item 4.B. Business Overview – United States Real Property – Real Estate Investment Portfolio - Charter Hall Retail REIT.”

•
On November 29, 2010, we completed a refinancing of three of our jointly controlled hotels in London - the Park Plaza Riverbank, the Park Plaza Victoria and the Park Plaza Sherlock Holmes. The refinancing involves 5-year term facilities totaling £165 million (approximately $219 million) with Aareal Bank AG, maturing in November 2015. The hotels were previously financed by a £195 million (approximately $306 million) facility (with £181.9 million outstanding, or approximately $285.5 million) from Goldman Sachs International, which was due in March 2011. In addition to the new facilities, Park Plaza and us provided an equity injection of £16.6 million (approximately $26 million) of which £7.7 million (approximately $12 million) was provided by us, in order to enable the borrowers to repay the balance of the amount that was outstanding to Goldman Sachs. Park Plaza and us severally guaranteed certain of the borrowers’ obligations, plus interest in a total amount of £25.8 million (approximately $40.5 million), of which our share amounts to £11.9 million (approximately $18.6 million). The facilities are non-recourse to us or any other company affiliated to us, other than the borrowers and their subsidiaries. For details regarding the sale of these hotels to park plaza at the end of 2010, see above.

•
On November 24, 2010, we closed a transaction to restructure our holdings in the medical companies InSightec and Gamida under Elbit Medical. In consideration for our shares of InSightec representing 65.9% of Insightec's outstanding share capital and our shares of Gamida representing 31.6% of Gamida's outstanding share capital at that time, we were issued shares of Elbit Medical representing a 90% interest in Elbit Medical and were granted options at zero exercise price to acquire shares of Elbit Medical which together with the shares issued represented shareholding of 97.9% in Elbit Medical, on a fully diluted basis. On December 8, 2010, Elbit Medical issued shares in a private placement in the aggregate amount of NIS 19 million (approximately $4.8 million), including a two year option to invest an additional aggregate amount of NIS 19 million (approximately $4.8 million), all at a pre-money valuation of Elbit Medical of NIS 800 million (approximately $202 million). Following the completion of this private placement, we hold 93.4% of Elbit Medical's share capital (on a fully diluted basis). For additional information, see “Item 4.B. Business Overview – Medical Companies.”

•
On November 24, 2010, we completed a private placement of NIS 35 million (approximately $10 million) principal amount of our Series D Notes as an expansion to the existing Series D Notes traded on the TASE.

•
In November 2010, PC announced the completion of the first tranche of a bond offering to Polish institutional investors. PC raised an amount of PLN 60 million (approximately $21 million) from the bond offering with a three year maturity bearing interest of six month polish WIBOR plus a margin of 4.5%.

•
On July 22, 2010, EPI entered into a new framework agreement with respect to the Bangalore Project, due to changes in the market conditions and to new commercial understandings between EPI and the third party seller of the project, pertaining, inter alia, to the joint development of the project and its magnitude and financing, the commercial relationships and working methods between the parties and the distribution mechanism of the revenues from the project. For additional information, see “Item 4.B. Business Overview – Residential Projects – Mixed-Use / Residential Projects – Bangalore, Karnataka State, India.”

•
In August 2010, we sold 15,000,000 ordinary shares of PC to a Polish institutional investor, for an aggregate consideration of approximately NIS 98 million (approximately $28 million). Following this transaction, we currently own approximately 62.36% of PC's outstanding shares.

•
In 2010 we issued additional unsecured non-convertible Series G Notes to investors in Israel, by expanding the existing series, in an aggregate principal amount of approximately NIS 461.5 million (approximately $130 million) for gross proceeds of approximately NIS 459 million (approximately $129 million.

•
In June 2010, EPN completed an investment of approximately $116 million in EDT, a trust traded on the Australian Stock Exchange. Following the completion of the transaction, EPN is EDT's largest unit holder, holding an approximate 48% ownership interest in EDT. For additional information, see “Item 4.B. Business Overview – United States Real Property – Real Estate Investment Portfolio - EDT Retail Trust.”

•
In June 2010, the Fund raised $31 million in capital commitments from Menora and certain of its affiliates. For additional information, see “Item 4.B. Business Overview – United States Real Property – U.S. Real Property Joint Venture.”

•
In April 2010, we, together with Park Plaza, acquired the Holiday Inn Schiphol Hotel located near the Amsterdam Schiphol Airport, for a purchase price of €30 million (approximately $40 million). The hotel is intended to operate under the "Park Plaza" brand name. For additional information, see “Item 4.B. Business Overview – Hotels – Recently Acquired Hotels.”

•
On February 9, 2010, Elbit Plaza USA entered into the framework and co-investment agreement with Eastgate. For additional information, see “Item 4.B. Business Overview – United States Real Property – U.S. Real Property Joint Venture.”

•
Between January and March 2010, PC issued additional unsecured non-convertible Series B Notes to investors in Israel in an aggregate principal amount of approximately NIS 308 million (approximately $81.6 million) for gross proceeds of approximately NIS 330 million (approximately $87.4 million).

•	During 2010 we repurchased 588,910 of our ordinary shares, for a total aggregate amount of NIS 30 million (approximately $8 million).

•	During 2010 we opened four GAP stores in Israel. Our aggregate investment in such stores totaled approximately NIS 21 million (approximately $6 million).

•	In 2010 PC completed the development of two shopping centers, Zgorzelec Plaza and Suwalki Plaza, both in Poland, and opened them to the public.

2009

•
In 2009 we issued additional unsecured non-convertible Series F Notes to investors in Israel in an aggregate principal amount of approximately NIS 141.6 million for gross proceeds of approximately NIS 155.1 million.

•	In 2009 we issued Series 1 Convertible Notes to investors in Israel in an aggregate principal amount of approximately NIS 112 million for net proceeds of approximately NIS 118.8 million.

•
In 2009 PC issued additional unsecured non-convertible Series B Notes to investors in Israel in an aggregate principal amount of approximately NIS 144.5 million for net proceeds of approximately NIS 152 million.

•
On October 9, 2009, we sold 4,794,292 ordinary shares of PC to a number of Polish institutional investors, for an aggregate consideration of approximately £6.7 million. As result of this transaction, we generated a net cash flow of approximately £3.8 million. In addition, PC sold 14,500,000 of its shares to such Polish institutional investors, for an aggregate consideration of approximately £20.5 million.  As a result of this transaction, PC generated a net cash flow of approximately £12.8 million. These shares were originally purchased by PC as part of its share repurchase program announced in October 2008 which was executed between October 2008 and January 2009.

•
On June 19, 2009, we completed a private placement of approximately $7.6 million principal amount of our Series A Notes. These notes mature in 2014, are linked to the Israeli consumer price index and make semi-annual payments of principal and interest at the rate of 6% per annum, linked to the Israeli consumer price index. The notes were approved for listing on the TASE, but initial re-sales are restricted by applicable securities laws until June 2011.

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

•	In February 2009, Elbit Trade signed a franchise agreement with GAP Inc. to open and operate GAP and Banana Republic stores in Israel.

•	During 2009 we opened one additional G-STAR store and one GAP store. Our aggregate investment in such stores totaled approximately NIS 8 million.

•	In 2009 PC completed the development of two shopping centers, the Liberec Plaza in the Czech Republic and the Riga Plaza in Latvia, and opened them to the public.

•	During 2009 we invested an aggregate of $1.5 million in our venture capital companies.

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

•
In March 2008, we entered into definitive agreements with one of the leading developers in Bangalore, India, for the joint development of the Bangalore Project. During 2008 we paid an amount of INR 284.8 million in consideration of a 50% share of the first 54 acres, and an amount of INR 2,536 million as an interest bearing advance payment on account of future acquisition of 50% of the next 51.6 acres, and all in addition to amounts paid in respect of this project in 2007.

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

Critical judgment in applying accounting policies and use of estimates

General

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

For our property, plant and equipment (mainly hotels), we evaluate the existence of any decline, and hence, the need for an impairment loss on our real estate assets (operating or under construction), when indicators of impairment are present. Such evaluation is based, on the higher of (i) estimated selling price in the open market or (ii) the estimated value-in-use, based on discounted operational cash flows (before interest and income tax charges), expected to be generated by those assets (“Recoverable Amounts”).

For our trading property (commercial centers designated for sale and residential), such evaluation is based on the estimated selling price in the ordinary course of business less all estimated costs of completion and cost necessary to make the sale ("Net Realizable Value"). See note 8H to our annual consolidated financial statements.

Estimations of the Recoverable Amount and/or Net Realizable Value involve, in general, critical estimation in respect of the future operational cash flows expected to be generated from the real estate asset and the yield rate which will be applied for each real estate asset.

Determination of the operational cash flow expected to be generated from the real estate asset is based on reasonable and supportable assumptions as well as on historical results adjusted to reflect our best estimate of future market and economic conditions that management believes will exist during the remaining useful life of the assets. Such determination is subject to significant uncertainties. In preparing these projections, we make assumptions, the majority of which relate to market share of the real estate asset, benchmark operating figures such as occupancy rates and average room rates (in respect of hotels) rental and management fee rates (in respect of shopping and entertainment centers), sale prices of apartments (in respect of residential units), time period to complete the real estate assets under construction, costs to complete the establishment of the real estate asset, expected operational expenses and others.

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

Litigation and other contingent liabilities

We are involved in litigation and other contingent liabilities in substantial amounts including certification requests for class actions. See note 23B to our annual consolidated financial statements. We recognize a provision for such litigation when it is probable that we will be required to settle the obligation and the amount of the obligation can be reliably estimated. We evaluate the probability and outcome of these litigations based on, among other factors, legal opinions and consultations as well as past experience. The outcome of such contingent liabilities may differ materially from management's assessment. We periodically evaluate these assessments and make appropriate adjustments to the consolidated financial statements. In addition, as facts concerning contingencies become known, we reassess our position and make appropriate adjustments to the consolidated financial statements.

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

Potential penalties, guarantees issued and expired building permits

Penalties and guaranties are part of our ongoing construction activities, and result from obligations we have towards third parties, such as banks and municipalities. Our management is required to provide estimations regarding risks evolving from such potential guarantees or penalties that we may have to settle. In addition, our operations in the construction area are subject to valid authorizations and building permits from local authorities. Under certain circumstances we are required to determine whether the building permits we obtained have not yet expired. It may occur that building permits have expired which may impose additional costs and expenses to us, or delays and even abandonment of projects under construction.

Valuation of debentures measured at FVTPL

The fair value of debentures issued by PC is generally determined with reference to price quotation in an active market, as the debentures are traded on the TASE. Notwithstanding the aforesaid, as a result of the worldwide finance and real estate crisis that placed the markets in turmoil mainly during the fourth quarter of 2008, PC's debentures were characterized by a significant decrease in the volume of trading, a significant increase in the spread between the BID and the ASK prices and a significant increase in the risk premium attributable to PC's debentures as of December 31, 2008. Consequently, and based on professional advice from a third party, PC's management was of the opinion, that there were significant indications that the trade in the debentures as of the end of 2008 pointed to the existence of an inefficient market and that the market for PC's debentures was no longer active as of December 31, 2008. PC received valuation reports from three different external appraisals having appropriate and recognized qualifications as well as experience in evaluating fair value of debentures. While performing their valuations, each of the appraisers used observable inputs developed on the basis of market data. Two of the appraisers used the discounted cash flow method taking into consideration the terms and maturity of PC's debentures as well as market interest rates and PC's estimated credit risk as of December 31, 2008. The third appraiser used the Merton model, taking into consideration PC's asset value, risk free interest, standard deviation of assets and exercise price as of December 31, 2008. Based on all the above mentioned, PC's management was of the opinion that the quoted market prices of the debentures in the TASE as of December 31, 2008 should not have been used as evidence of fair value.

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

As of December 31, 2010 and 2009, PC's debentures are measured according to their quoted market price on the TASE.

Valuation of derivatives, embedded derivatives and share based payment arrangements

We are involved in derivative transactions (mainly PC's swaps transactions, see note 9A (iv) to our annual consolidated financial statements), embedded derivative transactions (see note 20A (iii) to our annual consolidated financial statements), and share based payment arrangements adopted by us and by our subsidiaries (see note 25 to our annual consolidated financial statements). The derivatives, embedded derivatives and the cash settled share based payment arrangements are measured at fair value at each balance sheet date. Equity settled share based arrangements are measured at fair value as of the grant date. The fair value of the abovementioned instruments is determined using valuation techniques which require management to make judgments and assumptions regarding the following variables in respect of each instrument:

•	Derivatives transaction (PC's swap transactions and Park Plaza option): mainly the interest rate yield curves of the adjusted NIS and Euro.

•
Embedded derivatives: the fair value of the underlying assets (i.e., our hotels in the Netherlands); the expected volatility of the hotels; and the probability and the term for a “Transaction” (as defined in the relevant agreement) to occur.

•
Share based payment arrangements:  the share price in respect of option plans adopted by our private investees which has no quoted market price; the expected stock price volatility over the term of the option plans; and actual and projected employee stock option exercise behaviors.

The fair value of these instruments was generally computed based on reports of third party experts.

Fair value of investment property

We customarily determine the fair value according to accepted evaluation methods for real estate properties. The factors taken into account in assessing valuations may include:

•	Assuming a willing buyer and a willing seller, without duress and an appropriate time to market the property to maximize price;

•	Information obtained from valuers, sales and leasing agents, market research reports, vendors and potential purchasers;

•	Capitalization rates used to value the asset, market rental levels and lease expirations;

•	Changes in interest rates;

•	Asset replacement values;

•	Discounted cash flow models;

•	Available sales evidence; and

•	Comparisons to valuation professionals performing valuation assignments across the market.

When the fair value of investment property is determined based upon the discounted cash flows ("DCF") approach, which is the major model we implement, the assumptions underlying the model, as well as the ability to support them by means of objective and reasonable market demonstrations, so they can be viewed as assumptions that market participants may have used, are significant in determining the fair value of the investment property. Among the predominant assumptions that may cause substantial changes in the fair value while using the DCF model are: the capitalization rate, the expected net operating income and the interest rate for discounting the cash flows; all considering the degree of certainty, or uncertainty, of the markets in which we operate.

We endeavor to determine an objective fair value to the extent possible, however, the process of evaluating the fair value of investment property also involves subjective factors, derived from, among other things, the past experience of our management, and its understanding of the anticipated development in the real estate markets as of the date on which the estimate of the fair value is being determined.

Fair value of investment property is determined based on management's estimation. For that purpose, management uses its experience and internal experts, and takes into consideration and partially relies on appraisals performed by external local knowledgeable independent real estate appraisers or use appropriate valuation techniques adopted by us, based on our experience and experts.

The table below illustrates the key valuation assumptions used in the determination of the investment properties fair value.

Weighted average capitalization rate	8.5%
Weighted average lease expiry (years)	5.0 (*)
Vacancy	11.2%
_____________
(*)   Weighted by ABR (Annual Base Rate).

The above key assumptions have been taken from the latest valuations for all the investment properties that were performed as of December 31, 2010.

Critical judgment in applying accounting policies

Capitalization of financing costs

We capitalize finance costs to real estate assets under construction from commencement of activities for the preparation of the assets for their intended use or sale. Such determination requires management to use critical estimations and assumptions as well as judgment to determine whether a specific asset under construction or development is qualified for capitalization. Borrowing costs qualified for capitalization includes, inter-alia, foreign exchange differences on borrowing to the extent that they are considered as an adjustment to interest costs. In order to determine whether foreign exchange differences are considered as an adjustment to the interest expenses, management is required, for each specific loan, to evaluate the alternative borrowing cost for a loan that would have been provided in the functional currency of the borrower under the same terms and conditions as the actual loan. Such determination requires management to use a considerable degree of judgment and estimations. Another critical judgment is required to capitalize non-specific borrowing costs to qualified assets, in cases in which our relevant entity that raised the borrowing is not the one that owns the qualified asset.

Further, additional critical judgment is required to suspend capitalization of borrowing costs during periods in which a disruption of development activities occurs, if such disruption continues over a significant period of time.

Classification of investment as held to maturity

As of December 31, 2010, we had investments in the amount of NIS 180 million in financial notes (the "Notes"), as compared to NIS 315 million as of December 31, 2009 (see note 9A.(ii) to our annual consolidated financial statements). We considered our capital management policy and our liquidity requirement for operational activities, and decided that we have the positive intent and ability to hold these Notes to maturity. Accordingly, the investment in the Notes is presented in our financial statements as held to maturity. We examined if there was objective evidence for impairment loss for the Notes which mainly included a decrease in the quoted market value of the Notes (which was provided to us by the issuing bank as of the balance sheet date) by approximately 27% (NIS 49 million) below their cost. Following this examination we concluded that, as of the balance sheet date, there is no objective evidence which should lead to impairment of the Notes.

Effective control

Our management is of the opinion that we have de facto control over EDT, by having the power to govern the financial and operating policies of EDT. Based on this, we present our indirect investment in EDT on a proportional consolidation basis of 43.3%. See note 3 to our annual consolidated financial statements.

Transfer of real estate assets from investment property to trading property

During 2007 and 2008 we acquired plots of land in India (see note 8D to our annual consolidated financial statements).  At the initial recognition, we classified the cost of acquisitions of these plots as an investment property (or payment on account of investment property in case of advance payment to secure the land acquisitions) since as of the acquisition date, we did not have a defined and final designated use for these plots. At the end of 2008, we examined the designated use of these plots and transferred an amount of NIS 425.7 million (which reflect the cost of acquisitions of these plots) to trading property. A transfer of real estate assets from investment property to trading property is done when there has been a change in the use of the real estate asset, which is supported by evidence as to the beginning of development of the real estate asset for its intended use or sale. A significant judgment is required to be made in order to determine whether, as of the balance sheet date, the aforementioned criteria has been met for each plot. Such determination is generally based on current achievable plans of our management for each real estate asset as well as the actual steps executed by us in order to implement this plan.

Revenue recognition from sale of property, plant and equipment

Revenues from sale of property plant and equipment, including hotels, are recognized when all the criteria mentioned in note 2 AB to our annual consolidated financial statements are met. The determination whether or not these criteria have been met, for each sale transaction, requires significant judgment by our management. Particularly, significant judgment is made in determining whether, as of the balance sheet date, it is probable that the economic benefits associated with the transaction will flow to us and whether we have transferred to the buyer the significant risks and rewards associated with the assets sold.

Such determination is based on a thorough analysis of the terms included in the sale agreement executed with the buyer as well as an analysis of other commercial understandings with the buyer in respect of the asset sold. Other considerations taken into account are our management's estimation as of the buyer's financial ability to pay the total consideration as agreed in the sale agreement and to what extent the buyer's initial and continuing investment is adequate to demonstrate its future commitment to pay the total consideration under the sale agreement.

As for critical judgment in respect of inactive market for PC's debentures, see ” - Valuation of debentures measured at FVTPL” above.

According to our management’s judgment, the rights specified in InSightec's shareholders agreement (see note 11 A (2) to our annual consolidated financial statements) do not confer rights to the non-controlling interests of InSightec to participate in operational and financial decisions of InSightec in the ordinary course of business and therefore would not overcome the presumption of our control in InSightec.

Recently issued accounting standards

For information on recently issued accounting standards under IFRS, see note 2AJ to our consolidated financial statements.

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

Our strategy in respect of PC's shopping and entertainment centers is to dispose of shopping and entertainment centers upon completion, subject to certain exceptions (see "Item 4.B. Business Overview - Shopping and Entertainment Centers - Business Concept Strategy"). Therefore, PC's shopping and entertainment centers are presented within current assets as trading property and our revenues from these shopping and entertainment centers are mainly derived from their disposal to third parties.

Our policy in respect of the hotels segment is to designate the hotels to be managed and operated by our management companies. Consequently, our hotel assets are presented as part of our property, plant and equipment in the financial statements.

Our policy for commercial centers in the United States is to hold and to generate gain profit from rental of spaces in such commercial centers. If market conditions will be favorable we may sell from time to time part of these assets and generate capital gains from such sale. These assets are presented at fair value in our consolidated financial statements and the changes in the fair value are charged directly to the profit and loss account.

Until we became the controlling unit holder of EDT, which holds commercial real properties in the United States, we accounted for investment property at cost less accumulated depreciation and impairment. We believe that transferring to the fair value model is more appropriate due to the closing of the EDT transaction mentioned above, which resulted in us including substantial yielding properties in our annual consolidated financial statements for the first time. We believe that this treatment is more consistent with the accounting treatment in the yielding assets industry.

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

Statements of income

The following table presents our statements of income for each of the three years ended December 31, 2010, 2009 and 2008:

	December 31
	2010	2009	2008		2010
					Convenience
					Translation
	(in NIS thousands)				(in $ thousands)
	(except for per-share data)
Revenues and gains
Gain from bargain purchase	397,082	-	-		111,886
Gains from sale of real estate assets	198,777	-	-		56,009
Gains from change of shareholding in subsidiaries	-	31,106	49,122		-
Commercial centers operation	102,895	85,466	524,163		28,993
Gain from fair value adjustment of investment property	40,226	3,423 (*)	-		11,334
Investment property rental income	122,462	-	-		34,506
Hotels operations and management	403,822	396,736	384,220		113,785
Sale of medical systems	33,631	61,683	38,076		9,476
Sale of fashion merchandise and other	174,817	118,386	102,736		49,258
	1,473,712	696,800	1,098,317		415,247

Expenses and losses
Commercial centers	156,745	169,253	431,667	(*)	44,166
Investment property expenses	50,571	-	-		14,249
Hotels operations and management	341,291	353,229	355,049	(**)	96,165
Cost and expenses of medical systems operation	63,973	67,403	55,469		18,026
Cost of fashion merchandise and other	197,574	134,142	118,040		55,670
Research and development expenses	58,514	73,959	68,759		16,488
General and administrative expenses	65,292	66,153	54,944		18,397
Share in losses of associates, net	8,275	14,039	12,952		2,332
Financial expenses	364,030	283,546	296,527		102,061
Financial income	(40,927)	(92,725)	(135,278)		(11,532)
Change in fair value of financial instruments measured at fair value through profit and loss	49,666	70,702	(225,244)		14,506
Impairment, charges and other expenses, net	84,664	260,225	68,797		23,855
	1,399,668	1,399,926	1,101,682		394,383

Profit (loss) before income taxes	74,044	(703,126)	(3,365)		20,864
Income taxes (tax benefit)	4,920	(35,571)	24,736		1,388

Profit (loss) from continuing operations	69,124	(667,555)	(28,101)		19,476
Profit from discontinued operation, net	4,401	16,550	4,934		1,240

Profit (loss) for the year	73,525	(651,005)	(23,167)		20,716

Attributable to:
Equity holders of the Company	61,998	(530,942)	(103,170)		17,469
Non-controlling interest	11,527	(120,063)	80,003		3,247
	73,525	(651,005)	(23,167)		20,716

Earnings per share - (in NIS)
Basic earnings per share:
from continuing operation	2.28	(21.51)	(4.25)		0.64
from discontinued operation	0.17	0.65	0.19		0.05
	2.45	(20.86)	(4.05)		0.69
Diluted earnings per share:
from continuing operation	1.96	(21.53)	(4.30)		0.55
from discontinued operation	0.17	0.65	0.19		0.05
	2.13	(20.88)	(4.11)		0.60
_________________
(*)	Change in accounting policy of measurement of investment property, as presented in our annual consolidated financial statements.
(**)	Retrospective application of accounting policy for classification of leases of land, as presented in our annual consolidated financial statements.

2010 compared to 2009

Revenues and Gains

Total revenues and gains increased to NIS 1,474 million ($415 million) in 2010 compared to NIS 697 million in 2009. Set forth below is an analysis of our revenues and gains:

(I)
Gain from a "bargain purchase" of EDT in the amount of NIS 397 million ($112 million), executed by EPN, which is 43% held by Elbit Plaza USA. The gain was recorded as a result of the acquisition of a 48% stake in EDT in June 2010. Such gain represents the difference between the fair value of the net identifiable assets of EDT and the aggregate value of consideration paid.

(II)	Gain from the sale of our three hotels in London, U.K., in the amount of NIS 199 million ($56 million), executed in December 2010.

(III)	Changes in our shareholdings in our subsidiaries in 2010 amounted to nil compared to NIS 31 million in 2009. The gain in 2009 is attributable to the following transactions:

(i)
at the end of 2008 and the beginning of 2009, we and PC purchased PC's shares from PC’s minority shareholders. As result of these transactions, we recorded in 2008 and 2009 gains from the increase in shareholding of PC in the amount of NIS 49.1 million and NIS 63.6 million, respectively. In the fourth quarter of 2009, we and PC sold the shares and as a result we recorded a loss of NIS 44 million, which offset part of the gain we recorded in the beginning of 2009; and

(ii)
in March 2009, we and the minority shareholders of InSightec converted InSightec's convertible notes into InSightec's preferred shares. As a result of the conversion, we recorded a gain of NIS 14.6 million, reflecting the change in our shareholding in InSightec.

As of January 1, 2010, a new accounting principle entered into effect according to which a change in the shareholding of a subsidiary as a result of a sale of shares by us which does not cause a change in control in the subsidiary will not be charged to the profit and loss account but rather will be directly attributable to shareholder equity. Accordingly, the sale of PC shares in 2010 by us described below, did not affect our profit and loss accounts.

(IV)	Revenues from shopping and entertainment centers increased to NIS 103 million ($29 million) in 2010 compared to NIS 85 million in 2009. This revenue is derived from:

(i)
Revenues from the sale of trading property in the amount of NIS 4 million ($1 million) in 2010 compared to no such revenue in 2009. The revenues generated in 2010 was attributable to the sale of a plot of land in the Czech Republic; and

(ii)
Revenues from the operation of shopping and entertainment centers in the amount of NIS 99 million ($28 million) in 2010 compared to NIS 85 million in 2009. The revenues in 2010 are attributable mainly to the operation of four shopping and entertainment centers in 2010 as compared to two in 2009.

(V)
Gain from fair value adjustment of investment property amounted to NIS 40 million ($11 million) in 2010 compared to NIS 3 million in 2009. The gain in 2010 represents the revaluation of EDT's assets since its acquisition in June 2010.

(VI)
Revenues from investment property rental income amounted to NIS 122 million ($24 million) in 2010 compared to no such revenues in 2009. The revenues attributable to the operation of EDT in the second half of 2010.

(VII)
Revenues from hotel operations and management increased to NIS 404 million ($114 million) in 2010 compared to NIS 397 million in 2009. This increase is mainly attributable to the improvement in revenues from our hotels in the United Kingdom, Belgium, Romania and our new hotel in Schiphol, Holland, and is offset by the devaluation of the Euro and the British Pound (the functional currencies in which our hotels operate) against the NIS during 2010.

(VIII)
Revenues from the sale of medical systems decreased to NIS 34 million ($9 million) in 2010 compared to NIS 62 million in 2009. This decrease is mainly attributable to the number of systems sold in 2010 compared to 2009.

(IX)	Revenues from the sale of fashion retail increased to NIS 175 million ($49 million) in 2010 compared to NIS 118 million in 2009. The increase is mainly attributable to:

(i)	the opening of the four new GAP stores in 2010 as compared to one store opened at the end of 2009;

(ii)	increase in sales of Mango’s existing stores during 2010 as compared to 2009.

Expenses and losses

Our expenses and losses amounted to NIS 1,400 million ($394 million) in 2010 compared to NIS 1,400 million in 2009. Set forth below is an analysis of our expenses and losses:

(I)	Expenses of commercial centers decreased to NIS 157 million ($44 million) in 2010 compared to NIS 169 million in 2009. This decrease is attributable to:

(i)
An increase to NIS 5 million ($1.4 million) in cost of trading property sold in 2010 as compared to NIS 2 million in 2009. Such increase in 2010 is attributable to the sale of a plot of land in the Czech Republic as compared to no sales of commercial centers in 2009;

(ii)
A decrease of NIS 2 million in the direct costs from operation mainly attributable to a decrease of 9.4% of the average exchange rate of the Euro against the NIS; offset by an increase in the direct cost expenses (measured in Euro) from operation of four commercial centers in 2010 as compared to two in 2009; and

(iii)
A decrease in other expenses in the amount of NIS 13 million, of which NIS 15 million is attributable mainly to a decrease in general and administrative expenses attributable to the commercial centers operations as a result of the economic environment in the market; offset by an increase in the marketing expenses related with the opening of two new commercial centers in 2010.

(II)
Cost of hotel operations and management decreased to NIS 341 million ($96 million) in 2010 compared to NIS 353 million in 2009. This decrease is mainly attributable to the devaluation of the Euro and the British Pound against the NIS.

(III)	Cost of investment property expenses was NIS 51 million ($14 million) in 2010 compared to no such cost in 2009. These costs resulted from EDT's activity in the second half of 2010 as mentioned above.

(IV)
Cost and expenses of medical systems decreased to NIS 64 million ($18 million) in 2010 compared to NIS 67 million in 2009. This decrease is mainly attributable to a decrease in sales of "ExAblate" systems as mentioned above.

(V)
Cost of fashion merchandise increased to NIS 198 million ($56 million) in 2010 compared to NIS 134 million in 2009. The increase is mainly attributable to the increase in operation related with the opening of four GAP stores in 2010.

(VI)
Research and development expenses decreased to NIS 58 million ($16 million) in 2010 compared to NIS 74 million in 2009. This decrease is attributable to grants from the Israeli Office of the Chief Scientist in the amount of NIS 7.6 million in 2010.

(VII)	General and administrative expenses decreased to NIS 65 million ($18 million) in 2010 compared to NIS 66 million in 2009.

(VIII)	Financial expenses increased to NIS 364 million ($102 million) in 2010 compared to NIS 284 million in 2009. Such increase is attributable mainly to the following:

(i)
Total interest expenses in respect of our bank loans and notes issued (including linkage differences in respect of bonds which are linked to the Israeli consumer price index) amounted to NIS 465 million in 2010 compared to NIS 430 million in 2009. From these amounts we have capitalized financial costs to our real estate under construction and development in the amount of NIS 164 million and NIS 155 million in 2010 and 2009, respectively. Such increase is attributable to an increase of NIS 55 million in interest expenses as a result of an increase in the principal amount of our and PC's debentures issued during 2010; offset by a 2.28% decrease in the Israeli consumer price index, to which our notes are linked, in 2010, compared to a 3.82% increase in 2009, which resulted in a decrease of NIS 20 million; and an increase in capitalized financial costs in the amount of NIS 9 million;

(ii)
we recorded a loss from exchange rate differences in respect of our borrowings in the amount of NIS 55 million in 2010 compared to NIS 2 million in 2009. Such increase in the amount of NIS 53 million is attributable mainly to exchange expenses recorded on PC's NIS debentures listed on the TASE, while PC's functional currency is Euro; and

(iii)	other financial expenses increased to NIS 8 million in 2010 compared to NIS 7 million in 2009.

(IX)	Financial income decreased to NIS 41 million ($11.5 million) in 2010 compared to NIS 93 million in 2009. Such decrease is attributable mainly to the following:

(i)
A decrease of NIS 26 million related to interest income from bank deposits from NIS 85 million in 2009 to NIS 59 million in 2010. Such decrease is attributable mainly to a decrease in deposits, financial structures and cash balances; and

(ii)
We recorded a loss from exchange rate differences of NIS 18 million in 2010 compared to a gain from exchange rate differences of NIS 7 million in 2009. The loss in 2010 is mainly attributable to our deposits in Euro and U.S. dollars which decreased as a result of the devaluation of the Euro and the U.S. dollar against the NIS. The gain in 2009 is mainly attributable to exchange differences from PC's deposits in different currencies other than the Euro, the functional currency of PC (such as the Polish Zloty, Czech Koruna and the U.S. dollar).

(X)
Loss from changes in fair value of financial instruments decreased to NIS 50 million ($14 million) in 2010 compared to loss of NIS 71 million in 2009. This decrease is mainly attributable to the following:

(i)
Loss from changes in fair value of financial instruments (measured at fair value through profit and loss (mainly PC's notes)) amounted to NIS 256 million ($72 million) in 2010 compared to a loss of NIS 240 million in 2009;

(ii)	Profit from change in fair value of swap transactions executed by PC in respect of its notes amounted to NIS 168 million ($47 million) in 2010 compared to NIS 73 million in 2009;

(iii)	Loss from change in fair value of embedded derivatives related to our hotel segment was NIS 4 million ($1 million) in 2010 compared to profit of NIS 17 million in 2009; and

(iv)	Profit from marketable securities amounted to NIS 19 million ($5.3 million) in 2010 compared to a profit of NIS 53 million in 2009.

(XI)	Impairment, charges and other expenses, net, totaled NIS 85 million ($24 million) in 2010 compared to NIS 260 million in 2009. The expenses in 2010 mainly include the following:

(i)
Impairment of PC trading property in the amount of NIS 44 million ($12.3 million) which was affected by the real estate market conditions in Eastern Europe which was expressed by an increase in the sales yields and the expectations for decreases in rental income;

(ii)	Trading registration expenses in the amount of NIS 10 million ($2.8 million) related to our publicly traded subsidiary, Elbit Medical, on the Tel Aviv Stock Exchange;

(iii)
Expenses in the amount of NIS 9 million ($2.5 million) related to deferred expense charged to the profit and loss in respect of  our diary and farm activity in India as well as with our retail activity in Israel; and

(iv)	Project initiation expenses related to our activities in India in the amount of NIS 41 million ($11.5 million).

Offset by:

(i)	Gain in the amount of NIS 8 million ($2.2 million) in connection with purchase of loans from a third party as part of the EDT transaction; and

(ii)	Reverse of impairment expenses recorded in previous years related to our hotel in Belgium in the amount of NIS 14 million ($4 million).

As a result of the foregoing factors, we recognized income before income tax in the total amount of NIS 74 million ($21 million) in 2010 compared to a loss of NIS 703 million in 2009.

Income taxes totaled NIS 5 million ($1.4 million) in 2010 compared to tax benefits of NIS 36 million in 2009.

The above resulted in income from continuing operations totaling NIS 69 million ($19 million) in 2010 compared to a loss of NIS 668 million in 2009.

Profit from discontinued operations, net, totaled NIS 4 million ($1.2 million) in 2010 compared to profit of NIS 17 million in 2009. Our discontinued operations consist mainly of medical imaging operations and the sub-assemblies and component segment which were sold in previous years. This profit resulted mainly from the collection of receivables previously written off, income from royalties on patents rights and exchange rate differences attributable to monetary assets and liabilities pertaining to discontinued operations.

The above resulted in profits of NIS 74 million ($21 million) in 2010, of which NIS 62 million ($17 million) is attributable to our equity holders and NIS 12 million ($3 million) is attributable to the non-controlling interest. The loss in 2009 includes NIS 531 million attributable to our equity holders and NIS 120 million attributable to the non-controlling interest.

2009 compared to 2008

Revenues and Gains

Total revenues and gains decreased to NIS 697 million in 2009 compared to NIS 1,098 million in 2008. Set forth below is an analysis of our revenues and gains:

(I)	Revenues from shopping and entertainment centers decreased to NIS 85 million in 2009 compared to NIS 524 million in 2008. This revenue is derived from:

(i)
Revenues from the sale of trading property in the amount of NIS 439 million in 2008 compared to no such revenue in 2009. The revenues generated in 2008 were attributable to the sale of the Plzen Plaza commercial center in the Czech Republic in July 2008 and a price adjustment in respect of the sale of the Arena Plaza in Hungary which was sold at the end of 2007; and

(ii)
Revenues from the operations of shopping and entertainment centers in the amount of NIS 85 million in 2009 compared to NIS 85 million in 2008. The revenues in 2009 are attributable mainly to the operation of the Riga Plaza commercial center in Latvia and the Liberec Plaza commercial center in the Czech Republic as compared mainly to the operations of the Plzen Plaza commercial center in the Czech Republic in the first half of 2008.

(II)	Revenues from hotels' operations and management increased to NIS 397 million in 2009 compared to NIS 384 million in 2008.

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

(III)
Revenues from the sale of medical systems increased to NIS 62 million in 2009 compared to NIS 38 million in 2008. This increase is mainly attributable to an increase in the number of "ExAblate" systems sold in 2009 to 14 systems as compared to 10 systems sold in 2008.

(IV)	Changes in our shareholdings in our subsidiaries in 2009 amounted to a gain of NIS 31 million compared to NIS 49 million in 2008. The gain is attributable to the following transactions:

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

(V)	Revenues from the sale of fashion retail increased to NIS 118 million in 2009 compared to NIS 103 million in 2008. The increase is mainly attributable to:

(i)	the opening of the first GAP store in Israel;

(ii)	the full operation in 2009 of eight Mango stores which opened during 2008 as compared to only partial operation in 2008;

(iii)	(i) and (ii) above were offset by the decrease in sales of Mango’s existing stores during 2009, as compared to 2008.

Expenses and losses

Our expenses and losses increased to NIS 1,400 million in 2009 compared to NIS 1,103 million in 2008. Set forth below is an analysis of our expenses and losses:

(I)	Expenses of commercial centers decreased to NIS 169 million in 2008 compared to NIS 433 million in 2008. This decrease is attributable to:

(i)
In 2009 there was a decrease of NIS 2 million in cost of trading property sold compared to NIS 233 million in 2008. Such costs in 2008 are attributable to the sale of one commercial center (Plzen Plaza in the Czech Republic) as compared to no sales of commercial centers in 2009; and

(ii)
a decrease in other operating expenses in respect of our commercial centers to NIS 167 million in 2009 from NIS 200 million in 2008. This decrease is mainly attributable to: (i) a decrease of NIS 20 million in share-based payment expenses in respect of PC's options plan adopted at the end of October 2006 mainly due to the cost recorded in 2008 as a result of re-pricing of options in PC; (ii) a decrease in employee and management salaries in the amount of NIS 8 million; (iii) a decrease in other expenses in the amount of NIS 16 million, of which NIS 15 million is attributable to the write off of deferred initiation expenses accrued in real estate projects in previous years for which PC has decided to cease its investment at the end of 2008.  The decrease is offset by an increase of NIS 12 million in the direct costs related to the operation of two commercial centers in 2009 as compared to one in 2008.

(II)
Cost of hotel operations and management decreased to NIS 353 million in 2009 compared to NIS 355 million in 2008. This decrease is attributable mainly to pre-opening expenses related to the opening of the Radisson Blu Bucharest Hotel in Romania at the end of 2008 as compared to no new openings in 2009, and was offset by a full operation of Radisson Blu Bucharest Hotel in 2009 compared to partial operation in 2008.

(III)
Cost and expenses of medical systems increased to NIS 67 million in 2009 compared to NIS 55 million in 2008. This increase is mainly attributable to (i) an increase in sales of "ExAblate " systems in 2009 to 14 systems sold in 2009 as compared to 10 systems sold in 2008, with an equivalent increase in InSightec's direct costs relating to the sale of the systems; and (ii) an increase in general and administrative expenses and sale and marketing expenses mainly as a result of stock based compensation expenses recorded as a result of re-pricing of options in InSightec.

(IV)
Cost of fashion merchandise increased to NIS 134 million in 2009 compared to NIS 118 million in 2008. The increase is mainly attributable to: (i) expenses related to the opening of the first GAP store in Israel; and (ii) the full operation in 2009 of eight Mango stores which opened during 2008, as compared to only partial operation in 2008.

(V)	Research and development expenses decreased to NIS 74 million in 2009 compared to NIS 69 million in 2008. These expenses are attributable to InSightec’s research and development activity.

(VI)
General and administrative expenses increased to NIS 66 million in 2009 compared to NIS 55 million in 2008. The increase is attributable mainly to: (i) an increase in stock based compensation expenses in the amount of NIS 3 million (ii) reverse in 2008 of bonuses provisions accrued in 2007 to our directors in the amount of NIS 8 million and an increase in other expenses of NIS 5 million; offset by (iii) reduction in salaries in the amount of NIS 5 million.

(VII)	Financial expenses decreased to NIS 284 million in 2009 compared to NIS 297 million in 2008. Such decrease is attributable to the following:

(i)
Total interest expenses in respect of our bank loans and notes issued (including linkage differences in respect of bonds which are linked to the Israeli consumer price index) amounted to NIS 430 million in 2009 compared to NIS 445 million in 2008. From these amounts we have capitalized financial costs to our real estate under construction and development in the amount of NIS 155 million and NIS 192 million in 2009 and 2008, respectively. Accordingly, the net financial expenses in respect of our borrowings which were recorded in our consolidated income statements amounted to NIS 275 million in 2009 compared to NIS 253 million in 2008. Such increase is attributable to (i) a decrease in capitalized financial costs in the amount of NIS 37 million; offset by; (ii) a 3.8% increase in the Israeli consumer price index, to which our notes are linked, in 2009 compared to a 4.51% increase in 2008, which resulted in a decrease of NIS 8 million; and (iii) a decrease of NIS 7 million in interest expenses as a result of a decrease in the interest rates on our loans.

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

(iii)	Other financial expenses decreased to NIS 7 million in 2009 compared to NIS 15 million in 2008.

(VIII)	Financial income decreased to NIS 93 million in 2009 compared to NIS 135 million in 2008. Such decrease is attributable to the following:

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

(IX)	Loss from change in fair value of financial instruments increased to NIS 71 million in 2009 compared to income of NIS 225 million in 2008. This increase is mainly attributable to the following:

(i)
Loss from change in fair value of financial instruments (measured at fair value through profit and loss (mainly PC's notes)) amounted to NIS 240 million in 2009 compared to a gain of NIS 170 million in 2008;

(ii)	Profit from change in fair value of swap transactions executed by PC in respect of its notes amounted to NIS 73 million in 2009 compared to NIS 96 million in 2008;

(iii)	Profit from change in fair value of embedded derivatives related to our hotel segment was NIS 17 million in 2009 compared to NIS 3 million in 2008; and

(iv)	Profit from marketable securities amounted to NIS 79 million in 2009 compared to a loss of NIS 43 million in 2008.

(X)	Other expenses, net, totaled NIS 260 million in 2009 compared to NIS 69 million in 2008. Our other expenses in 2009 mainly include the following:

(i)
Impairment of PC trading property in the amount of NIS 216 million which was affected by the real estate market conditions in Eastern Europe which was expressed by an increase in the sales yields and the expectations for decreases in rental income;

(ii)	Impairment loss in the amount of NIS 16 million attributable to property, plant and equipment (mainly hotels and other property); and

(iii)	Project initiation expenses related to our activities in India in the amount of NIS 30 million.

As a result of the foregoing factors, we incurred loss before income tax in the total amount of NIS 703 million in 2009 compared to a loss of NIS 3 million in 2008.

Tax benefits, attributable mainly to PC's notes, totaled NIS 36 million in 2009 compared to income taxes of NIS 25 million in 2008.

The above resulted in losses from continuing operations totaling NIS 667 million in 2009 compared to NIS 29 million in 2008.

Profit from discontinued operations, net, totaled NIS 17 million in 2009 compared to NIS 5 million in 2008. Our discontinued operations consist mainly of medical imaging operations and the sub-assemblies and component segment which were sold in previous years. This profit resulted mainly from the collection of receivables previously written off, income from royalties on patents rights and exchange rate differences attributable to monetary assets and liabilities pertaining to discontinued operations.

The above resulted in losses of NIS 651 million in 2009, of which NIS 531 million is attributable to our equity holders and NIS 120 million is attributable to the minority interest. The loss in 2008 includes NIS 104 million attributable to our equity holders and income of NIS 80 million attributable to the minority interest.

B.           Liquidity and Capital Resources

General

Our capital resources include the following: (a) public issuances of unsecured non-convertible and convertible notes by us and PC; (b) lines of credit obtained from banks and financial institutions; (c) proceeds from sales of trading property and real estate assets; (d) transaction with the non-controlling shareholders in PC; (e) funds raised through our U.S. real estate joint venture (see "Item 4.B. Business Overview – United States Real Property – U.S. Real Property Joint Venture"; and (f) available cash and cash equivalents. See “ - Overview” above for information on the major transactions and events carried out by us in 2008, 2009 an 2010, which resulted in material changes in our liquidity and capital resources.  Such resources are used for the following purposes:

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

(ii)
Equity investments by our U.S. investment platform, which focuses on acquisition of stable, dominant, institutional quality (primarily A, A-) U.S. retail properties, from capital-seeking owners and lenders. We intend to hold the assets for a period of three to five years, until U.S. assets are traded again at their historical yields and values. During this period our U.S. investment platform will engage in active asset management, so as to preserve the properties’ cash flow, enhance tenant mix and position the assets to outperform competitive properties. Our ultimate goal would be for our U.S. investment platform to sell its assets as a portfolio or individually, to realize the highest value for its investors.

(iii)
Additional investments in InSightec, if necessary. InSightec’s capital resources are obtained primarily from additional investments in equity or in convertible notes by its shareholders (including through public offerings of debt and equity of Elbit Medical) and from its revenues from sales of medical systems. Such amounts are used for research and development activities aimed at obtaining FDA approvals for further treatments and other general corporate expenses such as cost of revenues, marketing and selling and general and administrative expenses;

(iv)	Additional investments in order to operate Elbit Trade as well as to expand its activities in other brands, such as G-Star, GAP and Banana Republic;

(v)	Additional investment in our associates (mainly venture capital investments);

(vi)	Interest and principal payments on our notes and loans; and

(vii)	Payment of general and administrative expenses.

Investment Policy in Marketable Securities

In accordance with the investment policy adopted by our investment committee, we may invest up to NIS 500 million ($147 million) through several Israeli investment firms. Our investment portfolio is divided as follows: up to 15% in shares and 85% in government and corporate bonds with a rating of at least A on a domestic scale. The portfolio may not include investment in derivative instruments and trust funds.

Our investments in marketable securities are classified as trading securities and therefore are exposed to market-price fluctuations which are recorded as gains or losses in our financial statements. Capital markets are subject to fluctuations in respect of events over which we have no control. Such changes may have an impact on the value of these investments upon realization.

Liquidity

The sectors in which we compete are capital intensive. We require substantial up-front expenditures for land acquisition, development and construction costs, investment in the U.S. real property market, investments in research and development as well as for the ongoing maintenance of our hotels and retail segments. Accordingly, we require substantial amounts of cash and financing for our operations. We cannot be certain that such external financing will be available on favorable terms, on a timely basis or at all.

We and PC depend on our ability to refinance our existing Israeli traded notes and if we experience a decline in trading prices (and corresponding rise in returns) of the Israeli traded notes of PC or us, this may impair our ability to raise additional financing through issuances of Israeli traded notes at attractive terms or at all. Also, during 2008, the world markets underwent a financial crisis which continued through 2009, resulting in lower liquidity in the capital markets. The effects of the financial crisis were still felt in 2010 to a certain degree. The financial crisis also affected PC's ability to obtain financing in CEE and India for our commercial shopping centers and residential projects in those countries. Lower liquidity may result in difficulties in raising additional debt or less favorable interest rates for such debt. In addition, construction loan agreements generally permit the drawdown of the loan funds against the achievement of pre-determined construction and space leasing milestones. If we fail to achieve these milestones, the availability of the loan funds may be delayed, thereby causing a further delay in the construction schedule.

If we are not successful in obtaining financing to fund our planned projects and other expenditures, our ability to develop existing projects and to undertake additional development projects may be limited and our future profits and results of operations could be materially adversely affected. Our inability to obtain financing may affect our ability to construct or acquire additional land plots, shopping centers and hotels, and we may experience delays in planned renovation or maintenance of our hotels, or in completion of the construction of our trading property that could have a material adverse effect on our results of operations. Our inability to obtain financing may also affect our ability to refinance our existing debt, which may have a material adverse affect on our results of operations. We believe that, based on our current operating forecast, the combination of existing working capital and expected cash flows from operations will be sufficient to finance our ongoing operations for the next twelve months. The followings list describes major transactions and events in 2010, 2009 and 2008, which resulted in material changes in our liquidity:

Sources of Cash from Major Transactions and Events:

2011

•
On March 25, 2011, we entered into a Standby Equity Purchase Agreement with YA Global Master SPV Ltd. ("YA Global"), a fund managed by U.S.-based Yorkville Advisors, pursuant to which YA Global was committed, upon our request, to purchase up to $50 million of our ordinary shares in multiple tranches over a commitment period of three years. On May 27, 2011, we terminated this agreement by mutual consent.

•
In March 2011, we issued additional unsecured non-convertible Series D Notes to investors in Israel, by expanding the existing series, in an aggregate principal amount of approximately NIS 96 million (approximately $27 million) for gross proceeds of approximately NIS 108 million (approximately $30 million). For interest rates our notes, see “ - Other Loans” below.

2010

•
In November 2010, we completed a private placement of NIS 35 million (approximately $10 million) principal amount of our Series D Notes as an expansion to the existing Series D Notes traded on the TASE. These notes mature in 2020, will be linked to the Israeli consumer price index and will make annual payments of principal and semi-annual payments of interest at the rate per annum of 5%, linked to the Israeli consumer price index. The notes were approved for listing on the TASE, but initial re-sales are restricted by applicable securities laws. For interest rates of our notes, see “ - Other Loans” below.

•	In August 2010, we sold 15,000,000 ordinary shares of PC to a Polish institutional investor, for an aggregate consideration of approximately NIS 98 million (approximately $26 million).

•
In 2010 we issued additional unsecured non-convertible Series G Notes to investors in Israel, by expanding the existing series, in an aggregate principal amount of approximately NIS 461.5 million (approximately $130 million) for gross proceeds of approximately NIS 459 million (approximately $129 million). For interest rates of our notes, see “ - Other Loans” below.

•
In June 2010, the Fund raised $31 million in capital commitments from Menora. Menora's commitment currently represents a 13.4% interest in the U.S. investment platform, through its 99.8% holding in the Fund. For further information, see "Item 4.B. Business Overview – United States Real Property – U.S. Real Property Joint Venture."

2009

•
During 2009 we issued unsecured non-convertible Series A Notes and Series F Notes to investors in Israel in an aggregate principal amount of approximately NIS 187 million. For interest rates of our notes, see “ - Other Loans” below.

•
During 2009 we issued unsecured Series 1 Convertible Notes to investors in Israel in an aggregate principal amount of approximately NIS 112 million. For interest rates of our notes, see “ - Other Loans” below.

•
In 2009 PC issued unsecured non-convertible Series B Notes to investors in Israel in an aggregate principal amount of approximately NIS 152 million. For interest rates of PC's notes, see “ - Other Loans” below.

•
During 2009 PC signed several credit facility agreements with financial institutions in the total aggregate amount of €106 million. As of December 31, 2009, PC executed drawdowns from credit facilities in the amount of €44 million (of which €16 million was from the 2007 credit facility).

•	In 2009 we and PC received proceeds from sales of derivatives in the amount of NIS 154 million.

•	In 2009 we and PC received proceeds from the sale of PC shares in the amount of NIS 162 million.

2008

•	During 2008 we raised a total of NIS 31 million aggregate principal amount of unsecured non-convertible Series F notes. For interest rates of our notes see “- Other Loans” below.

•
In 2008 PC issued unsecured non-convertible series B notes to investors in Israel in an aggregate principal amount of approximately NIS 798.5 million. For interest rates of PC notes, see “Other Loans” below.

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

•	In June 2008, we distributed to our shareholders a dividend of NIS 168.0 million.

The following table sets forth the components of our cash flows statements for the periods indicated:

	Year ended December 31,
	2010	2010	2009	2008
	Convenience translation in $ thousands	NIS Thousands	NIS Thousands	NIS Thousands
Net cash provided by (used in) operating activities	(94,277)	(334,587)	(754,331)	220,656
Net cash provided by (used in) investing activities	(85,643)	(303,946)	99,187	(783,578)
Net cash provided by financing activities	86,203	305,930	425,055	923,444
Increase (decrease) in cash and cash equivalents	(93,717)	(332,603)	(230,089)	360,522

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

Net cash used in operating activities was NIS 335 million (approximately $94 million) in 2010 compared to NIS 754 million in 2009 and net cash provided by operating activities in the amount of NIS 221 million in 2008.

Our cash flow from operating activities in 2010, 2009 and 2008 was influenced by the following significant factors:

(i)
Cash flow from operating activities in 2010 included negative cash flow resulting from the cost of purchase of trading properties and payments on the account of trading properties of NIS 350 million. Most of the acquisitions and investments in trading properties in 2010 were: (i) Romania (the Casa Radio project), Poland (Suwalki and Zgorzelec projects), Czech Republic (Liberec project); and India (Bangalore, Koragon Park and Chennai projects).

(ii)
Cash flow from operating activities in 2009 included negative cash flow resulting from the cost of purchase of trading properties and payments on the account of trading properties of NIS 612 million. Most of the acquisitions and investments in trading properties in 2009 were: (i) Romania (the Casa Radio project), Bulgaria (Sophia project), Poland, Czech Republic (Liberec project), Latvia (Riga project) and India (Bangalore, Koragon Park and Chennai projects); and (ii) the first time consolidation of the Obuda project in Hungary in mid 2009.

(iii)
Cash flow from operating activities in 2008 included negative cash flow resulting from the cost of purchase of trading properties and payments on account of trading properties, net of trading properties disposed of in the amount of NIS 968 million. Most of the acquisitions and investments in trading properties in 2008 were in Romania (the Casa Radio and Plaza BAS projects), Serbia (Belgrade project), the Czech Republic (Liberec project), and India (Bangalore and Chennai projects).

(iv)
Operating activities in 2010, 2009 and 2008 also included the proceeds from operations of our commercial centers, U.S. retail properties, hotel, retail and image guided segments less operating expenses of those segments (including research and development expenses, sales and marketing and general and administrative expenses attributable directly to those segments) as well as general and administrative expenses of our headquarters.

Cash used in from investing activities

Cash flow used in investing activities amounted to NIS 304 million (approximately $86 million) in 2010 compared to cash flow provided by investing activities in the amount of NIS 99 million in 2009 and cash flow used in investing activities in the amount of NIS 784 million in 2008.

Our cash flow used in investing activities in 2010, 2009 and 2008 was influenced by the following factors:

2010

(i)	Investment in initially-consolidated subsidiaries in the amount of NIS 135 million ($38 million) is attributable to our U.S. retail properties initially consolidated in June 2010.

(ii)
Purchase of property, plant and equipment, investment property and other assets in the amount of NIS 87 million ($24 million) mainly attributable to the renovation of the Radisson Blu Bucharest Hotel in Romania, the  leasehold improvements of Elbit Trade’s new stores and our hospital and agriculture activities in India.

(iii)	Proceeds from realization of property, plant and equipment, investments and loans in the amount of NIS 31 million (approximately $9 million).

(iv)
Reduction of cash flow from realization of investments in subsidiaries in the amount of NIS 21 million (approximately $6 million) in connection with the sale of our three hotels in England. See "Item 4.B. Business Overview – Hotels – Recent Acquisitions and Dispositions of Hotels."

(v)
Proceeds from long-term deposits and long-term loans in the amount of NIS 119 million (approximately $33.5 million) mainly attributable to proceeds from realization of financial instrument by us in the amount of NIS 111 million (approximately $31 million).

(vi)	Investments in long-term deposits and long term loans in the amount of NIS 28 million (approximately $8 million).

(vii)	Proceeds from interest received from deposits in the amount of NIS 57 million (approximately $16 million).

(viii)
Proceeds from repayment of debt securities net of investment in debt securities in the amount of NIS 8 million (approximately $2.2 million) attributable to our U.S. investment platform's activity in connection with the EDT transaction. See "Item 4.B. Business Overview – United States Real Property – Real Estate Portfolio – EDT Retail Trust."

(ix)	Purchase of available for sale marketable securities net of proceeds from available for sale marketable securities amounted to NIS 58 million (approximately $16 million).

(x)	Investing in deposits and marketable securities, net in the amount of NIS 183 million (approximately $52 million).

2009

(i)
Purchase of property, plant and equipment, investment property and other assets in the amount of NIS 107 million mainly attributable to the renovation of the Radisson Blu Bucharest Hotel in Romania, the leasehold improvements of Elbit Trade’s new stores and our hospital and agriculture activities in India.

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

(iv)	Investments in long-term deposits and long term loans in the amount of NIS 11 million.

(v)	Proceeds from interest received from deposits in the amount of NIS 91 million.

(vi)	Purchase of available for sale marketable securities net of proceeds from available for sale marketable securities amounted to NIS 24 million.

(vii)	Proceeds from the sale of deposits and marketable securities in the amount of NIS 42 million.

2008

(i)
Investment in long-term deposits and long-term loans  in the amount of NIS 588 million mainly due to: (a) investments in financial notes by us and by PC in the amount of NIS 386 million; and (b) investment in long term deposits of NIS 181 million. Such deposits are used as a security for swap transactions executed by PC and for loans granted to us.

(ii)
Purchase of property, plant and equipment, investment property and other assets in the amount of NIS 534.8 million mainly attributable to the renovation of the Radisson Blu Bucharest Hotel in Romania and acquisition of the land in the Bangalore project in India.

(iii)	Proceeds from realization of property, plant and equipment, investments and loans in the amount of NIS 25 million.

(iv)	Proceeds from interest received from deposits in the amount of NIS 133.7 million.

(v)	Purchase of available for sale marketable securities net of proceeds from available for sale marketable securities amounted to NIS 53 million.

(vi)	Proceeds from the sale of deposits and marketable securities in the amount of NIS 236 million.

Cash flow from financing activities

Cash flow provided by financing activities decreased to NIS 306 million ($86 million) in 2010 compared to NIS 425 million in 2009 and NIS 923 million in 2008.

Our cash flow provided by financing activities in 2010, 2009 and 2008 was influenced by the following factors:

2010

(i)	Purchase of treasury shares by us in the amount of NIS 30 million (approximately $8 million).

(ii)	Interest paid in cash by us in the amount of NIS 372 million (approximately $105 million) on our borrowings (mainly notes issued by us and PC and loans provided to our hotels).

(iii)
Proceeds from borrowings, net, of repayment of loans in the amount of NIS 398 million (approximately $112 million), mainly attributable to the funds raised by PC and us from unsecured non-convertible and convertible notes issued during 2010.

(iv)	Proceeds from selling derivatives in the amount of NIS 46 million (approximately $13 million).

(v)	Proceeds from transactions with non-controlling interests, net in the amount of NIS 121 million (approximately $34 million).

(vi)
Proceeds from short-term credit in the amount of NIS 275 million (approximately $78 million), mainly attributable to new loans raised by PC during 2010 in order to finance the construction of its trading property.

(vii)	Repayment by us of short-term credit in the amount of NIS 131 million (approximately $37 million) related to a financial instrument.

2009

(i)	Interest paid in cash by us in the amount of NIS 320 million on our borrowings (mainly notes issued by us and PC and loans provided to our hotels).

(ii)
Proceeds from borrowings, net, of repayment of loans in the amount of NIS 368 million, mainly attributable to the funds raised by PC and us from unsecured non-convertible and convertible notes issued during 2009.

(viii)	Proceeds from selling derivatives in the amount of NIS 72 million.

(iii)	Proceeds from transactions with non-controlling interests, net in the amount of NIS 116 million.

(iv)	Proceeds from short-term credit in the amount of NIS 272 million, mainly attributable to new loans raised by PC during 2009 in order to finance the construction of its trading property.

(v)	Repayment by us of short-term credit in the amount of NIS 83 million (related to financial instrument.

2008

(i)	Proceeds from borrowings, net, of repayment of loans in the amount of NIS 1,034 million, mainly attributable to the funds raised by PC and us from unsecured non-convertible notes issued during 2008.

(ii)	A dividend payment by us to our shareholders in the amount of NIS 168 million.

(iii)	A dividend payment to minority shareholders of PC in the amount of NIS 97.8 million.

(iv)	Interest paid in cash by us in the amount of NIS 333.3 million on our borrowings (mainly notes issued by us and PC and loans provided to our investees in the hotel segment).

(v)	Proceeds from transactions with non-controlling interests, net in the amount of NIS 41 million.

(vi)	Proceeds from short-term credit in the amount of NIS 526.7 million, mainly attributable to new loans raised by PC during 2008 in order to finance the construction of its trading property.

Major balance sheet changes

The following table discloses the balance sheet balances in NIS million and major balance sheet items as a percentage of total assets as of December 31, 2010, 2009 and 2008:

	2010		2009(*) (**)		2008
	NIS million	%	NIS million	%	NIS million	%
Current assets	6,573	61.4%	6,778	72%	6,077	70%
Current liabilities	2,892	27%	2,757	29.3%	2,019	23.2%
Non-current assets	4,130	38.6%	2,631	28%	2,615	30%
Non-current liabilities	5,634	52.6%	4,503	47.9%	4,235	48.8%
Shareholders’ equity:
Attributable to equity holders of the Company	761	7.1%	946	10%	1,374	15.8%
Non-controlling interest	1,417	13.3%	1,202	12.8%	1,064	12.2%

___________________________

(*)	Retrospective application of accounting policy for classification of leases of land (see note 2AG to our annual consolidated financial statements).

(**)	Change in accounting policy of measurement of investment property (see note 2O to our annual consolidated financial statements).

2010 compared to 2009

The changes in current assets and current liabilities as compared to 2009 were in immaterial amounts.

The increase in non-current assets of NIS 1,499 million (approximately $422 million) in 2010 is mainly attributable to: (i) an increase in the investment property in the amount of NIS 2,132 million (approximately $602 million) as result of consolidating the retail commercial centers in our balance sheet following the purchase of EDT as part of our U.S. investment platform activity; offset by (ii) a decrease in property, plant and equipment as result of the sale of our three hotels in London at the end of 2010.

The increase in non-current liabilities of NIS 1,131 million (approximately $319 million) in 2010, was mainly attributable to: (i) an increase in loans from banks, financial institutions and others, mainly as result of the purchase of EDT as part of our U.S. investment platform activity, offset by a decrease in loans as result of the sale of our three hotels in London at the end of 2010; and (ii) an increase in debentures issued by us and PC during 2010 as compared to 2009.

2009 compared to 2008

The changes in non-current assets and non-current liabilities as compared to 2008 were in immaterial amounts.

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

Concentration of Credit Risk

We hold cash and cash equivalents, short term investments and other long-term investments in financial instruments (mainly investments in notes of foreign financial institutions - see note 9A. to our annual consolidated financial statements) in various reputable banks and financial institutions. These banks and financial institutions are located in different geographical regions, and it is our policy to disperse our investments among different banks and financial institutions. Our maximum credit risk exposure is equal to the financial assets presented in the balance sheet.

Due to the nature of their activity, our subsidiaries operating in the hotel, investment property, medical and fashion merchandise segments, are not materially exposed to credit risks stemming from dependence on a given customer. Our subsidiaries examine the credit amounts extended to their customers on an ongoing basis and, accordingly, record a provision for doubtful debts based on factors they believe to have an effect on specific customers. As of December 31, 2010 and 2009 our trade receivables do not include any significant amounts due from buyers of trading property.

Derivative Instruments

For information on financial instruments used, profile of debt, currencies and interest rate structure, see “Item 11. Quantitative and Qualitative Disclosure about Market Risks” below.

Other Loans

We have entered into or assumed liability for various financing agreements, either directly or indirectly through our subsidiaries, to provide capital for the purchase, construction, and renovation and operation of shopping and entertainment centers, income yielding properties and hotels as well as for various investments in our other operations. In our opinion, our working capital is sufficient for our current requirements; however, our subsidiaries will continue to borrow funds from time to time to finance their various projects. Set forth below is certain material information with respect to material loans extended to us, our subsidiaries and our jointly controlled companies as of December 31, 2010.

The loans granted to our jointly controlled companies are presented in the table at their 100% amount, unless otherwise specified:

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
EI	Series A Notes issued to the public	NIS 567.6 million + NIS 30 million	NIS 477.6 million	6% per annum, linked to the Israeli CPI.	10 semi-annual installments commencing August 2009 through 2014 Interest payable by semi-annual installments commencing 2006 through 2014
Principal Security and Covenants	Unsecured
Other Information
The notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
Events of default include, among others, the cross default with other series of notes and delisting from both the TASE and NASDAQ Global Select Market.
In October 2008, our board of directors approved the repurchase of up to NIS 50 million of our series A through F Notes, to be made from time to time in the open market, privately negotiated transactions or a combination of the two. As at December 31, 2010, no such repurchases were made.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
EI	Series B Notes issued to the public	$14.8 million	$ 10.3 million	Libor + 2.65%	10 semi-annual installments commencing August 2009 through 2014 Interest payable by semi-annual installments commencing 2006 through 2014
Principal Security andCovenants	Unsecured
Other Information
The Notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
Events of default include, among others, the cross default with other series of notes and delisting from both the TASE and NASDAQ Global Select Market.
In October 2008, our board of directors approved the repurchase of up to NIS 50 million of our series A through F Notes, to be made from time to time in the open market, privately negotiated transactions or a combination of the two. As at December 31, 2010, no such repurchases were made.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
EI	Series C Notes issued to the public	NIS 458.6 million	NIS 407.2 million	5.3% per annum, linked to the Israeli CPI.	10 annual installments commencing September 2009 through 2018 Interest payable by semi-annual installments commencing 2007 through 2018
Principal Security and Covenants	Unsecured
Other Information
The Notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
Events of default include, among others, the cross default with other series of notes and delisting from both the TASE and NASDAQ Global Select Market.
In October 2008, our board of directors approved the repurchase of up to NIS 50 million of our series A through F Notes, to be made from time to time in the open market, privately negotiated transactions or a combination of the two. As at December 31, 2010, no such repurchases were made.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
EI	Series D Notes issued to the public	NIS 620 million+ NIS 35 million	NIS 751 million	5% per annum, linked to the Israeli CPI.	8 annual installments commencing April 2013 through 2020 Interest payable by semi-annual installments commencing 2007 through 2020
Principal Security and Covenants	Unsecured
Other Information
The Notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
Events of default include, among others, the cross default with other series of notes and delisting from both the TASE and NASDAQ Global Select Market.
In October 2008, our board of directors approved the repurchase of up to NIS 50 million of our series A through F Notes, to be made from time to time in the open market, privately negotiated transactions or a combination of the two. As at December 31, 2010, no such repurchases were made.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
EI	Series E Notes issued to the public	NIS 66.3 million	NIS 73.4 million	6.3% per annum, linked to the Israeli CPI.	10 annual installments commencing July 2012 through 2021 Interest payable by semi-annual installments commencing 2007 through 2021
Principal Security and Covenants	Unsecured
Other Information
The Notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
In October 2008, our board of directors approved the repurchase of up to NIS 50 million of our series A through F Notes, to be made from time to time in the open market, privately negotiated transactions or a combination of the two. As at December 31, 2010, no such repurchases were made.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
EI	Series F Notes issued to the public	NIS 336.2 million and NIS 30 million + NIS 141.6 million	NIS 468.6 million	5.7% per annum, linked to the Israeli CPI.	6 annual installments commencing October 2010 through 2015 Interest payable by semi-annual installments commencing 2008 through 2015
Principal Security and Covenants	Unsecured
Other Information
The Notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
In October 2008, our board of directors approved the repurchase of up to NIS 50 million of our series A through F Notes, to be made from time to time in the open market, privately negotiated transactions or a combination of the two. As at December 31, 2010, no such repurchases were made.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
EI	Series G Notes issued to the public	NIS 100 million + NIS 186 million + NIS 23.9 million + 161.5 million	NIS 458.2 million	5.08% per annum, linked to the Israeli CPI.
●     5 annual installments commencing October 2014 through 2018 (10% of the principal will be payable on December 31, 2014, 20% of the principal will be payable on December 31 on each of 2015 and 2016; and 25% of the principal will be payable on December 31 on each of 2017 and 2018).
Interest payable by semi-annual installments commencing 2010 through 2018.

Principal Security and Covenants	Unsecured
Other Information	The Notes are registered for trade on the TASE. The notes are not registered under the Securities Act.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
EI	Series 1 Convertible Notes issued to the public	NIS 112 million	NIS 101.4 million	6.25% per annum.	First half to be paid on December 31, 2013, and second half on December 31, 2014. Interest payable by semi-annual installments commencing 2009 through 2014.
Principal Security and Covenants	Unsecured.
Other Information	The Series 1 Convertible Notes are convertible into our ordinary shares at the price of NIS 128 per share until July 31, 2013 and at the price of NIS 200 per share thereafter.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
EI	Bank Hapoalim B.M.	€33.4 million $20 million	€33.4 million $20 million	LIBOR + 2.25%	Loan which was for 10 years and prior to execution of the new loan agreement (see below), was supposed to be repaid by December 2012. Semi-annual installments of interest.
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
Maintain a minimum "net asset value" of PC (after deduction of loans, including shareholders' loans) which is to be determined by an external appraiser.
The above covenants do not apply in circumstances where (i) the net loan amount is less than $30 million; and (ii) the total amount outstanding under a loan granted by Bank Hapoalim to our parent company -Europe Israel (M.M.S.) Ltd. - is less than $30 million; and (iii) no event of default has occurred under the loan agreement.

Other Information
During 2010 we conducted negotiations with Bank Hapoalim with the view to reschedule the rate and scope of repayments and the other terms of credit, due to changes resulting from transactions for the sale of shopping and entertainment centers, our issuance of Notes, and PC’s initial public offering of shares. On March 31, 2011 we signed a new loan agreement which terminated this loan and replaced the loan with a new one.
As of December 31, 2010 we classified the loan in short term liabilities as we did not comply with some of the covenants set in the loan agreement.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
EI	Bank Leumi Le-Israel B.M.	$24.2 million	$24.2 million	LIBOR + 2.15%	Short term revolving credit facility (which was replaced as indicated below)
Principal Security and Covenants
Other Information
Negative pledge provided in respect of the majority shares in Elscint (which has since been merged in to us).
Pledge on certain shares of Bucuresti Turism SA (this pledge was subsequently released in April 2011).
The credit facility with Bank Leumi was replaced by a new credit facility on May 5, 2011.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
PC	Series A Notes issued to the public	NIS 267 million	NIS 310.6 million *	4.5% per annum, linked to the Israeli CPI.
Principle payable in 8 equal annual installments commencing December 31, 2010 through December 31, 2017.
Interest payable by semi-annual installments commencing December 31, 2007 through December 31, 2017.

Principal Security and Covenants	Unsecured
Other Information	The Notes have been registered for trade on the TASE. The Notes are not registered under the Securities Act. * presented at fair value through profit and loss.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
PC	Series B Notes issued to the public	NIS 1,250 million	NIS 1,379 million *	5.4% per annum, linked to the Israeli CPI	Principle payable in 5 equal annual installments commencing July 2011 through July 2015. Interest payable by semi-annual installments commencing July 2008 through July 2015
Principal Security and Covenants	Unsecured
Other Information
The Notes have been registered for trade on the TASE.
The Notes are not registered under the Securities Act.
* NIS 880 million are presented at fair value through profit and loss (the fair value as of December 31, 2010 was NIS 922.8 million) and NIS 499 million are presented at amortized cost.
We have executed SWAP transactions with Israeli banks (see below) in order to hedge the interest risk and currency risk associated with these NIS denominated notes.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
PC	Private bond issuance to Polish institutional investors	PLN 60 million	PLN 60 million	6 Month Wibor+4.5%	Three years maturity, with balloon payment at the end of the maturity period. Interest payable by semi-annual installments commencing May 2011 through November 2013.
Principal Security and Covenants
Certain circumstances shall be deemed events of default giving the bondholders the right to demand early redemption, which includes, among others, the following covenants:
•      Breach of the cash position as a result of the payment of dividend or the buy-back program falls below Euro 50 million. Cash position shall be the sum of cash and cash equivalent of: cash, short and long interest bearing deposits with banks or other financial institutions, available for sale marketable securities, and restricted cash, calculated based on the consolidated financial statements.
•      Breach of financial ratios – the Net Capitalization Ratio exceeds 70%; "Net Capitalization Ratio" is the Net Debt divided by the Equity plus the Net Debt, as calculated by PC's auditor; “Net Debt” mean PC's total debt under: loans and borrowings, lease agreements, bonds, other debt securities and other interest bearing or discounted financial instruments in issue, less related hedge derivatives, cash and cash equivalents, short and long-term interest bearing deposits with banks or other financial institutions, available for sale marketable securities and restricted cash, calculated based on the consolidated financial statements.
•      Failure to repay material debt – PC fails to repay any matured and undisputable debt in the amount of at least EUR 100 million within 30 days of its maturity.

Other Information

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
PC	Merrill Lynch	€10 million €27 million	€10 million €26.2 million	12 months Euribor + 0.4% 3 months Euribor + 0.4%	€26.2 million to be repaid in 2023 and €10 million in February 2018.
Principal Security and Covenants
A pledge on financial notes and deposits.
Compliance with certain covenants stipulated in the loan agreement including a minimum value of collateral. Failing to comply with the said covenants shall obligate PC to provide additional cash collateral. As of December 31, 2010, PC has provided the bank with additional cash collateral of €9.123 million.

Other Information	Loan was used for purchase of financial notes (Structures A and B).

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
PC	FIBI Bank	€6.4 million	€6.4 million	1 month Euribor + 0.5%	Revolving credit facility.
Principal Security and Covenants	Floating charge over PC’s assets with the bank, including securities.
Other Information

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
PC	FIBI Bank	$1.7 million	$1.7 million	1 month LIBOR + 0.8%	Revolving credit facility.
Principal Security and Covenants	Floating charge over PC’s assets with the bank, including securities.
Other Information

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
PC	FIBI Bank	£ 0.3 million	£ 0.3 million	1 month LIBOR + 0.8%	Revolving credit facility.
Principal Security and Covenants	Floating charge over PC’s assets with the bank, including securities.
Other Information

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
PC	Union Bank	€ 50 million (SWAP) € 24.2 million (SWAP)	€ 50 million (SWAP) € 24.2 million (SWAP)	Received 5.4% linked to CPI replaced by 6 months Euribor+3.59% Received 5.4% linked to CPI replaced by 6 months Euribor+3.66%	Revolving credit facility. The same terms as Series B Debentures (see above).
Principal Security and Covenants
Pledge over € 5 million at the Ramat-Gan Branch presented as restricted cash
Pledge over € 2.42 million at the Ramat-Gan Branch presented as restricted cash
SWAP in respect of NIS 456 million of PC's Series B Debentures.

Other Information

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
PC	Bank Hapoalim	€ 17.85 million (SWAP)	€ 17.85 million (SWAP)	Received 5.4% linked to CPI replaced in 6 months Euribor+3.63%	Revolving credit facility. The same terms as Series B Debentures (see above).
Principal Security and Covenants
A first ranking fixed pledge and charge over € 1.786 million and rights in account of the Bank, including any deposits therein the bank unlimited in amount.
A first ranking floating pledge and charge over monies  and rights at any time in the future and from time to time in the Account, unlimited in amount.

Other Information	SWAP in respect of NIS 110 million of PC's Series B Debentures.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
PC	Bank Leumi	€ 35.66 million (SWAP) € 15.61 million (SWAP)	€ 35.66 million (SWAP) € 15.61 million (SWAP)	Received 5.4% linked to CPI replaced in 6 months Euribor+3.52%	Revolving credit facility. The same terms as Series B Debentures (see above).
Principal Security and Covenants	Pledge over € 3.56 million at the Central Branch of the Bank presented as restricted cash. Pledge over € 1.56 million at the Central Branch of the Bank presented as restricted cash.
Other Information	SWAP in respect of NIS 314 million of PC's Series B Debentures.

Borrower	Lender	Facility Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
Riga Plaza	MKB BANK ZRT, SEB UNIBANKA, AS “UNICREDIT BANK”	€36.4 million *	€34.6 million *	3 months Euribor + 2.5%	Expires on 2014 June 30. Quarterly annuity payments calculated according to 25 years amortization, with balloon payment.
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
Maintain a Debt Service Cover Ratio -  1.2;
Loan to Value ratio - 70%;
PC is not in compliance with the abovementioned DSCR covenant. A one year waiver (until December 31, 2011) on the DCSR covenant was granted.
Corporate guarantee of PC to invest equity up to a prescribed debt service cover ratio, in the event Riga Plaza is not sold 6 months following opening or the proceeds of such sale do not cover the repayment of the loan balance;

Other Information	* Represents 50% of the loan, which is PC's shareholding in Riga Plaza.

Borrower	Lender	Original Amount *	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
Sofia Plaza	Investec Bank	€8.2 million	€8.2 million	Euribor + 2.25%	Quarterly interest payments. Maturity of the loan is April 26, 2011*
Principal Security and Covenants	Registered first ranking mortgage on the real estate. First ranking pledges on the borrowers’ accounts.
Other Information
* Euro 6 million of the loan was extended for a period of 1 year (until April 26, 2012) at an interest rate of 3 months Euribor + 4%, and the remaining Euro 2.2 million was financed by PC's project partner.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
Airplane loan	GEFA Germany	US$ 4.56 million	€3.0 million	USD Libor + 4% per annum	Maturity of the loan is 5 March 2014, with a 75% balloon. Quarterly principal payments are $60,500.
Principal Security and Covenants	First priority aircraft mortgage entered into the Hungarian Aircraft Register at the CAA, Budapest. Assignment of insurance proceeds.
Other Information	Loan serves to finance the purchase of a company airplane.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
Koregaon Park	SBM, SBI, SBH (India)	INR 2,200 million - credit facility	INR 992 million	11.75-12.25% p.a.	Part of the loan is to be repaid by June 2010 with the rest due in September 2011.
Principal Security and Covenants	Assignment of insurance proceeds.
Other Information	Corporate guarantee of owners. Pledge on assets of the project company.

Borrower	Lender	Facility amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
Liberec Plaza	MKB BANK Zrt., ERSTE Bank AG	€25 million	€24.1 million	3 months Euribor+ 3.5% per annum	Repayment schedule: 2011- 2.73% of the principal. 2012- 2.92%, 2013- 3.14%, 2014- bullet payment 88.59%.
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
Completion guarantee of PC for the term of the construction;
Maintain Debt Service Cover Ratio -  1.15;
Loan to Value ratio – 85%;
PC is not in compliance with the abovementioned DSCR covenant. A one year waiver (until December 31, 2011) on the DCSR covenant was granted.
Corporate guarantee of PC for Debt Service.

Other Information	On March 19, 2010, the project company entered into an amended agreement with the two banks and reduced the amount of the loan to below €25 million with an increased interest margin.

Borrower	Lender	Original Amount *	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
A: Valley View B: Acacia Park C: Acacia Park D: Fountain Park E: Primavera Tower	A: OTP Bank Nyrt. B: Bank Leumi Romania C: Bank Leumi Romania D: Bank Leumi E: MKB Bank Zrt	A: €8.2 million B: €1.4 million C: €1 million D: €0.75 million E: €1.5 million	A: €8.2 million B: €1.4 million C: €1 million D: €0.75 million E: €1.5 million	A: Euribor + 6% p.a. B: Euribor + 6% p.a., C: Euribor + 5% p.a. D: Euribor + 6% p.a. E: Euribor + 4.5% p.a.
A: Expires: March 2011. Only interest payments. **
B: Expires: July 2011. Only interest payments.
C: Expires: July 2011. Only interest payments.
D: Expires: September 8, 2011. Only interest payments.
E: Expires: March 31, 2011. Only interest payments. **

Principal Security and Covenants	First ranking mortgage on the properties. Corporate guarantee of Owners in case of Fountain Park and Acacia Park
Other Information
* PC consolidates 50% of the abovementioned loan balances in its reports, with the exception of D, which is not presented as it is an equity held subsidiary (held 25% by PC).
** The loan is currently being renegotiated, it will be extended for 1 year on the same terms.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010*	Interest	Payment Terms
ProOne Kft (Dream Island Project)	MKB Bank Zrt	€15 million (approximately $19 million)	€15 million (approximately $20 million)	3M EURIBOR + 2.5% per annum	Expires May 31, 2012. Quarterly interest payments balloon payment at the end.
Principal Security and Covenants	Pledge on shares of borrower, call option for the shares of the project company holding the plot. Loan to value ratio 60%.
Other Information	EURIBOR fixed for the whole term at 1.6% * PC's share in such loan is 21.75%.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010*	Interest	Payment Terms
Dream Island 2004 Kft	MKB Bank Zrt	€54.1 million €5 million	I - €42 million II - €4 million	3M Euribor + 3 % per annum 3M Euribor + 3.2% per annum	I- Expires December 31, 2010. Quarterly interest payments balloon payment at the end. ** II- Expires December 15, 2012. Quarterly interest payments balloon payment at the end
Principal Security and Covenants	First ranking mortgage on the property; Pledge on shares of borrower; Assignment of income; Floating charge over the assets; Assignment of insurance; Loan to value ratio 80%.
Other Information	* PC's share in such loans is 43.5%. ** Part I. of the loan is currently being renegotiated. No repayment was made since year end.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010 *	Interest	Payment Terms
Suwalki Plaza	ING Bank Hipoteczny S.A, ING Bank Slaski S.A	I - €42.2 million II - PLN 8.125 million amended to I - €33.5 million	I - €29,8 million II – PLN0,2 million	I – 3 months Euribor + 1.85% per annum for construction period and 3 months Euribor + 1.65% per annum thereafter II -3 months WIBOR (for PLN) + 1.5% per annum	Expires December 29, 2020. Quarterly payments with fixed principle amounts and €24.7 million balloon payment at the end. II- matured in March 2011
Principal Security and Covenants
First ranking mortgage on the property;
Pledge on shares of borrower and pledge on bank accounts;
Assignment of rights from insurances, guaranties and agreements;
Completion guarantee of PC for overrun cost of construction;
Corporate guarantee of PC in the amount of €2.7 million for payment deficit of any outstanding amount due and payable to Lender;
Pledged deposit in the amount of €3 million in favor of the bank on the company bank account for overrun cost of construction.
Subcontractors guarantee of PC for securing subcontractors claims;
Maintain a debt service cover ratio – 1,2;
Loan to value ratio – 0,7;

Other Information	* Part I of the credit facility was amended to €33.5 million in February 2011.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
Zgorzelec Plaza	Bank Zachodni WBK S.A.	I - €28.1 million II - PLN 21 million (VAT facility)*	I - €20.8 million II - PLN0.2 million	I - 3 months Euribor + 2.75% per annum for construction period and 3 months Euribor + 2.5% per annum thereafter II - 3 months WIBOR (for PLN) + 1.6%	I - Expires June 30, 2016. II - Maturity at the end of construction period. *
Principal Security and Covenants
A first ranking mortgage on the property;
Pledge on shares of borrower and pledge on bank accounts;
Assignment of rights from insurances, guaranties and agreements;
Completion and cost overrun guarantee of PC;
Maintain a debt service cover ratio – 1.15;
Loan to construction cost ratio  – 0.80;
Loan to value ratio – 0.75.
PC is not in compliance with certain covenants included in the loan agreement and is currently negotiating with the financing banks in respect of settling the bank requirement and agreeing on new covenants and/or waivers.

Other Information	* Loan was repaid in March 2011.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
Praha Plaza s.r.o	Erste Bank AG	€7.5 million	€4.5 million	Euribor + 1.75%	Quarterly payments of €117,200, beginning on December 31, 2004. The remaining amount will be paid in one installment on December 31, 2016. Quarterly payment of interest until 2016.
Principal Security and Covenants
First ranking pre-emption right regarding the property.
Pledge on shares of Borrower, on accounts, on receivables from the lease agreements.
Assignment of insurance.
Maintenance of Debt Service Cover Ratio – 1.15.
Loan to Value ratio – 80%.

Other Information

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
Kragujevac Plaza (Serbia)	OTP Bank Nyrt. OTP Bank Srbija a.d	€32.9 million	€3.9 million	3 months Euribor + 5.5%	Maturity of the loan - 2027. Quarterly annuity payments (interest and principal).
Principal Security and Covenants	First and second ranking mortgage over the property. Pledge on shares of borrower, on accounts, on receivables from the lease agreements. Assignment of all rights under insurance.
Other Information

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
Elscint Ltd.	Bank Hapoalim B.M.	€9.6 million	€9.6 million	Libor + 2.25%
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

Other Information
During 2010 we conducted negotiations with Bank Hapoalim with the view of rescheduling the rate and scope of repayments and the other terms of credit, and all following the transactions for the sale of shopping and entertainment centers, our issuance of Notes, and PC’s initial public offering of shares. On March 31, 2011, we signed a new loan agreement which terminated such loan and replaced the loan with a new one. See note 31F to the financial statements.
As of December 31, 2010, we classified the loan in short term liabilities as we did not comply with some of the covenants set in the loan agreement.
Elscint has since been merged into us and no longer exists as a separate corporate entity. This loan was replaced with the loan mentioned above.

Borrower	Lender	Original Amount **	Amount Outstanding on Dec. 31, 2010 **	Interest	Payment Terms
Victoria Hotel C.V., Utrecht Victoria Hotel B.V. Mandarin Hotel BV(*)	Aareal Bank	Victoria: €56.35 million Utrecht: €13.7 million *	Victoria: €55.5million Utrecht: €13.5 million *	fixed interest rate of 5.266% per annum	Quarterly repayments of a gradually increasing amount, commencing March 2010 ending with a Bullet repayment on September 30, 2014.
Principal Security and Covenants
Mortgage on hotels.
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
** our respective share in the such amounts is 50%

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010 *	Interest	Payment Terms
Victoria Monument BV	Bank Hapoalim B.M.	€14 million	€14 million	Euribor + 2.25%	Revolving credit facility. Interest is payable on a quarterly basis.
Principal Security and Covenants
Fixed charge over account;
Charge over the property; Charge over Purchase Agreement of the property;
Charge over the shares held in the borrower; owners guarantee provided by us (in respect of our share in the property) and Park Plaza;
Each of the guarantors must beneficially own 50% of the share capital of the borrower.
Prohibition on the distribution of dividends by the borrower, in cash or in kind or making any other distribution without lender's prior consent.

Other Information	* Our respective share in the such amount is 50%

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
Bucuresti Turism SA	Piraeus Bank	€46 million	€39.5 million	Euribor + 3.5%	The loan is being repaid in 30 quarterly installments of €1.3 million each, commencing December 2009 and the last installment of €6.9 million. Interest is payable on a quarterly basis.
Principal Security and Covenants
First rank mortgage on the Radisson Blu Bucharest Hotel and the Centerville Hotel;
Future and existing cash flow through the bank accounts opened at Piraeus Bank;
Pledge of receivables arising from lease agreements and insurance policies concluded by the borrower;
Cash deposit of approximately €0.5 million was deposited on March 31, 2009. Maintain a debt service cover ratio as prescribed in the agreement.

Other Information	A guarantee from us in the maximum value of the total commitments plus any interest accruing and any other present and/or future debts relating to the credit agreement.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
Astrid Plaza Hotel NV	Bank Hapoalim	€24.4 million	€20 million	Euribor + 1.75%
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
Debt Service Cover Ratio;
The Revenue per Total Available Rooms at the hotel shall not be less than prescribed rates 2009 and each calendar year thereafter. As of December 31, 2009, the borrower was not in compliance with this covenant and therefore the loan was presented as a short term loan. As of December 31, 2010, the borrower was in compliance with this covenant.

Other Information	We guaranty Astrid Plaza undertaking under the loan agreement. The guaranty is unlimited in amount.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
Astrid Plaza Hotel NV - for the Park Inn Hotel	Fortis Bank	A: €4 million B: €3.5 million	A: €3.6 million B: €3.3 million	A: 5.56% B: 3.38%	Repayment over a 15 year period.
Principal Security and Covenants
A first ranking mortgage on the Park Inn hotel and its assets;
Subordination of loan granted by us to the borrower and undertaking not to reduce such loan below a given amount;
Compliance with certain financial and operational covenants;
Undertaking to maintain an equity/asset ratio.
We have furnished the bank with a guarantee up to the amount of €1.37 million.

Other Information

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
Schiphol Victoria Hotel C.V	Aareal Bank	€28 million	€28 million	4.56%	Expires April 27, 2017. Quarterly interest payments balloon payment at the end
Principal Security and Covenants
A first priority right of mortgage on the real estate, pledge of all furniture fixtures and equipment, insurance rights. Lease agreement, management agreement, income receivables accounts, and the shares of the borrowers and grantors.
Compliance with certain financial and operational covenants;
Debt service cost ratio;
Loan to value; and
Undertaking to maintain net operating to debt service.

Other Information

Borrower	Lender	Original Amount *,**	Amount Outstanding on Dec. 31, 2010 *,**	Interest	Payment Terms
EDT Portfolio Name: Longhorn III	UBS	$35.6 million	$33.4 million	fixed interest rate of 5.10% per annum	Expires April 5, 2012.
Principal Security and Covenants	A first ranking mortgage on the property.
Other Information	Longhorn III portfolio Number of properties: 2 Location: 1 Michigan, 1 Colorado *Debt Balance trust share ** Our respective share in the such amounts is 43%

Borrower	Lender	Original Amount *,**	Amount Outstanding on Dec. 31, 2010 *,**	Interest	Payment Terms
EDT Portfolio Name: Longhorn I	UBS	$85 million	$85 million	fixed interest rate of 4.91% per annum	Expires January 11, 2012.
Principal Security and Covenants	A first ranking mortgage on the property
Other Information	Longhorn I portfolio Number of properties: 4 Location: 1 South Carolina, 2 Texas, 1 Colorado *Debt Balance trust share ** Our respective share in the such amounts is 43%

Borrower	Lender	Original Amount *,**	Amount Outstanding on Dec. 31, 2010 *,**	Interest	Payment Terms
EDT Portfolio Name: Longhorn II	JP Morgan DDR – mezzanine	$142.3 million $31.7 million	$142.3 million $31.7 million	fixed interest rate of 5.01% 10% per annum	Expires October 1, 2017.
Principal Security and Covenants	A first ranking mortgage on the property for JP Morgan. Second ranking mortgage on the property for DDR.
Other Information	Longhorn II portfolio Number of properties: 7 Location: 1 Florida, 3 Wisconsin, 2 Minnesota, 1 Connecticut *Debt Balance trust share ** Our respective share in the such amounts is 43%

Borrower	Lender	Original Amount *,**	Amount Outstanding on Dec. 31, 2010 *,**	Interest	Payment Terms
EDT Portfolio Name: Revolver	Commonwealth Bank of Australia	$239.3 million	$176 million	LIBOR + 3.25%	Expires April 30, 2013.
Principal Security and Covenants	A first ranking mortgage on the property. Covenants – existing.
Other Information	Revolver portfolio Number of properties: 9 Location: 3 Florida, 2 Ohio, 1 Minnesota, 1 Kansas, 1 Tennessee, 1 Pennsylvania *Debt Balance trust share ** Our respective share in the such amounts is 43%

Borrower	Lender	Original Amount *,**	Amount Outstanding on Dec. 31, 2010 *,**	Interest	Payment Terms
EDT Portfolio Name: Bison	Deutsche Bank	$135 million	$104 million	Fixed interest rate 4.18% and LIBOR + 0.840%	Expires June 1, 2011. (***)
Principal Security and Covenants	A first ranking mortgage on the property;
Other Information
Bison portfolio
Number of properties: 13 -
Location: 8 New York, 2 Arkansas, 1 North Carolina, 1 Tennessee, 1 Pennsylvania -
*Debt Balance trust share
** Our respective share in the such amounts is 43%
*** In March 2011 EDT announced that it closed a $115 million non-recourse refinancing agreement loan with a maturity date of April 2016. The loan is secured by 12 assets (Less one property in New York) and bears fixed interest of 5.25% matured in 5 years. The new loan replaces the existing one aforementioned.

Borower	Lender	Original Amount *,**	Amount Outstanding on Dec. 31, 2010 *,**	Interest	Payment Terms
EDT Portfolio Name: Venice	Bank of America, N.A.	$77.7 million	$77.7 million	Fixed interest rate 6%	Expires July 1, 2013
Principal Security and Covenants	A first ranking mortgage on the property.
Other Information	Venice portfolio Number of properties: 7 Location: 2 Georgia, 4 Texas, 1 Colorado *Debt Balance trust share ** Our respective share in the such amounts is 43%

Borrower	Lender	Original Amount *,**	Amount Outstanding on Dec. 31, 2010 *,**	Interest	Payment Terms
EDT Portfolio Name: Homart II	MetLife	$268 million	$268 million	Fixed interest rate 6.4%	Expires September 1, 2015.
Principal Security and Covenants	A first ranking mortgage on the property.
Other Information	Homart II portfolio Number of properties: 4 Location: 1 Florida, 1 Virginia, 1 Massachusetts, 1 Illinois. *Debt Balance trust share ** Our respective share in the such amounts is 43%

Borrower	Lender	Original Amount *,**	Amount Outstanding on Dec. 31, 2010 *,**	Interest	Payment Terms
EDT Individual Riverchase	Lehman Brothers	$8.2 million	$7.2 million	Fixed interest rate 5.5%	Expires January 11, 2013.
Principal Security and Covenants	A first ranking mortgage on the property.
Other Information	Riverchase Promenade, Birmingham, Alabama *Debt Balance trust share ** Our respective share in the such amounts is 43%

Borrower	Lender	Original Amount *,**	Amount Outstanding on Dec. 31, 2010 *,**	Interest	Payment Terms
EDT Individual Clarence	Keyport Life Insurance Co.	$4 million	$1.3 million	Fixed interest rate 6.25%	Expires August 1, 2013.
Principal Security and Covenants	A first ranking mortgage on the property.
Other Information	Jo-Ann Plaza, Buffalo NY *Debt Balance trust share ** Our respective share in the such amounts is 43%

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
Elbit Trade & Retail Ltd.	Bank Hapoalim	NIS 34.4 million	NIS 34.4 million	Prime + 1.25%	Revolving short-term credit facility
Principal Security and Covenants	Fixed mortgage on all Elbit Trade assets and a guarantee for the full amount from us.
Other Information	An additional Stand By Letter of Credit has been provided by the Bank to Elbit Trade in the amount of €3.7 million in order to secure payment to third party suppliers

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
GB Brand Limited Partnership	Bank Leumi	NIS 16.5 million	NIS 16.5 million	Prime + 1.3%	Revolving short-term credit facility
Principal Security and Covenants	Fixed mortgage on all Elbit Trade assets and a guaranty for the full amount provided by us.
Other Information	An additional Stand By Letter of Credit has been provided by the Bank to GB in the amount of $5.1 million in order to secure payment to third party suppliers

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

InSightec’s research and development efforts have been financed, in part, through OCS grants. InSightec has received or was entitled to receive grants totaling $24 million from the OCS since its inception in 1999 and is required to repay such grants through payment of royalties to the OCS at a rate of between 3% to 3.5% of its revenues until the entire amount is repaid.

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

In accordance with IFRS, such grants are recorded in the income statements if there is reasonable assurance that the grants will not be repaid. Otherwise, the grants are recorded as a liability and are measured at fair value at each balance sheet date. The fair value of the OCS grants as of December 31, 2010 and 2009 was NIS 25.6 million (approximately $7.2 million) and NIS 31 million (approximately $8.2 million), respectively.

Our total research and development expenses amounted to NIS 58.4 million (approximately $15.6 million), NIS 74 million and NIS 68.7 million in the years ended December 31, 2010, 2009 and 2008, respectively.

The total OCS grants received by InSightec during 2010, 2009 and 2008 were $2.4 million, $2.9 million and $2.6 million, respectively. These grants were recorded at fair value as part of our liabilities in our consolidated financial statements.

All research and development expenses included in our consolidated financial statements are attributed to InSightec.

D.            TREND INFORMATION

Shopping and Entertainment Centers

Our shopping and entertainment business is affected by trends in each of the geographic areas in which we operate.

In recent years the retail market in CEE has experienced extraordinary growth. However, the recent decline in the global economy, which also influenced the European Union, affected the growth in most countries during 2008 and 2009, although 2010 showed signs of recovery.

Until the recent global financial crisis, the Czech retail market was one of the most developed growing markets in CEE. Most of the leading retail groups operating in the Czech Republic are currently foreign-owned, as the local market has quickly adapted to the characteristics of Western markets. Consolidation in the market has already started with developers and investors also turning to new shopping formats such as factory outlets, retail warehousing, urban shopping galleries and extensions of successful shopping centers. With the ongoing saturation of larger cities, the trend of regional retail development is continuing, with growing numbers of larger shopping projects such as shopping galleries, malls and retail parks being built in many regions. When Western Europe fell into recession in late 2008, demand for Czech goods plunged, leading to double digit drops in industrial production and exports. As a result, real GDP fell 4.1% in 2009, with most of the decline occurring during the first quarter. Real GDP, however, has slowly recovered with positive quarter-on-quarter growth starting in the second half of 2009 and continuing throughout 2010 (around 2.3% growth in 2010 compared to 2009). The inflation rate remains low at 1.5%.

In Hungary the global economic downturn, declining exports, and low domestic consumption and fixed asset accumulation, dampened by government austerity measures, resulted in an economic contraction of 6.3% in 2009. The economy rebounded in 2010 and a growth of more than 2.5% is expected in 2011. Budget deficit has been reduced to 3.8% in 2010, with a target of less than 3% in 2011. There was no significant change in the GDP in 2010 compared to 2009.

In Poland the GDP grew by 3.7% in 2010 and is forecast to increase by 3.9% in 2011 and 4.2% in 2012, although in recent years the Polish market has outperformed forecasts.  Inflation reached a low of 2% in 2010 due to the global economic slowdown but has since climbed to 2.6% and is expected to remain around 3%.

The Romanian economy over-performed in the first quarter of 2008, with higher than expected economic growth (8.2% compared to same period in the previous year) and an FDI volume in excess of approximately €1.7 billion. Sustainable economic growth, increasing revenues by the population and accelerated consumption in recent years were good incentives for retailers to expand their businesses first in Bucharest, with an estimated more than 30% of the total retail turnover in Romania; and then across the country. As the country began to feel the effects of a global downturn in financial markets and trade, the GDP fell more than 7% in 2009. Drastic austerity measures, as part of Romania's IMF-led agreement led to a further 1.9% GDP contraction in 2010. The economy is expected to return to positive growth in 2011, when the national economy is estimated to experience growth of at least 1.6%.

The retail market in Latvia more than doubled in size over the last decade and in 2007 it was predicted to experience further growth over the following ten years. The chiefly consumption-driven growth in Latvia resulted in the collapse of the Latvian GDP in late 2008 and 2009, exacerbated by the global economic crisis and shortage of credit. The Latvian GDP declined by 16.9% in 2009.  Thanks to a strong export growth in 2009 and 2010, the economy experienced its first real quarterly GDP growth in over two years (2.9%) in the third quarter of 2010. The GDP is expected to grow by 3.3% in 2011. Latvia continues to receive support from the EC and IMF, which is seen as a positive sign that cost reduction can be done effectively on the governmental level. Latvia’s deflation rate in 2010 was 1.2% compared to an inflation of 3.5% in 2009. The Latvian Finance Ministry expects inflation to reach 3.5% in 2011 and 2% in 2012.

Bulgaria suffered a difficult year in 2009 due to the global financial crisis, which began affecting the Bulgarian market in the fourth quarter of 2008. Bulgaria recorded its worst economic results since 1997. Successive governments have demonstrated a commitment to economic reforms and responsible fiscal planning, but the global downturn sharply reduced domestic demand, exports, capital inflows, and industrial production. GDP contracted by approximately 5% in 2009, and stagnated in 2010, despite a significant recovery in exports. The economy is expected to grow modestly in 2011. FDI decreased to €3.212 billion in 2009 and the gross foreign debt reached $47.15 billion (105% of GDP). The slowdown in the country’s business activity has led to a growing unemployment rate of 9.2%. Inflation in 2009 was low, at a rate of 1.6%, but increased to 4.4% in 2010. The real estate market ground to a halt.

The Indian economy has recently experienced decline, as have other world economies.  In 2009, India registered an average GDP growth rate of 6.25% with the help of fiscal stimulus by government comparing to 8.7% in 2008. Inflation in December 2009 reached a 12-month high and increased to 7.3%. In 2010, the Indian economy rebounded robustly from the global financial crisis - in large part because of strong domestic demand - and growth exceeded 8% year-on-year in real terms. Merchandise exports, which account for about 15% of GDP, returned to pre-financial crisis levels. An industrial expansion and high food prices, resulting from the combined effects of the weak 2009 monsoon and inefficiencies in the government's food distribution system, fueled inflation which peaked at about 11% in the first half of 2010, but has gradually decreased to single digits following a series of central bank interest rate hikes. The Indian Government seeks to reduce its deficit to 5.5% of GDP in fiscal years 2010-2011, down from 6.8% in the previous fiscal year. India has been ranked at the second place in global foreign direct investments in 2010 and is expected to remain among the top five attractive destinations for international investors during 2010 through 2012. Recent statistics in 2010 point out that the number of high income households in India has crossed lower income households.

The United States has the largest and most technologically powerful economy in the world, with a per capita GDP of $47,400. The global economic downturn, the sub-prime mortgage crisis, investment bank failures, falling home prices, and tight credit pushed the United States into a recession by mid-2008. GDP contracted until the third quarter of 2009, making this the deepest and longest downturn since the Great Depression. To help stabilize financial markets, the U.S. Congress established a $700 billion Troubled Asset Relief Program (TARP) in October 2008, and since then has adopted some significant steps in order to obtain market recovery. The GDP grew at an annualized rate of 5.6% in the fourth quarter of 2010, the fastest pace in more than 6 years, while 2009 faced a negative growth rate and 2008 ended in 0% growth rate. The inflation rate in 2010 was 1.4% compared to a deflation of 0.3% in 2009. Since the beginning of 2010, U.S. retail sales have shown growth of up to 5.7% in the last quarter of the year. The falling real estate prices provided an opportunity for investors to acquire high quality assets on high capitalization rates, which are expected to decrease in the coming years.

Hotel Business

Our hotel business is affected by trends in each of the geographic areas in which we operate.

The hotel industry was deeply affected by the recession and global financial crisis in 2008 and 2009. European Revpar in 2010 generally increased, and our hotels followed this positive trend. Revenue increases were experienced due to occupancy increases and average rate recovery. Our markets which were affected the most in 2008 and 2009 showed the highest recovery rates, however Revpar for these markets is still less than the results of 2007 and 2008.

For 2011 we generally expect to follow the European trend showing a Revpar increase from 5 to 8%. Investments and renovations of furniture, fixtures and equipment are scheduled again after being suspended for the last two years.

Residential Projects

The global economic crisis caused a slowdown in the residential market around mid-2008, but has started to show signs of recovery. Prices for residential homes are increasing in the micro market at a range of 10% to 20%, depending on location, type of developer and amenities offered. Mortgage banks had been offering special reduced interest rates for the first year of a loan, which then increased in the second year, until certain regulators put an end to this practice in the second half of 2010. Most new projects were for luxury housing, from reputed developers, whereas local developers targeted projects aimed at the middle class segment.

Average sales have returned to pre-crisis level of 20 - 40 units per month, depending on location, builder and type of project.

In India, the prices of the residential market in tier 1 cities like Mumbai and Delhi have increased substantially compared to other cities. Luxury projects in well located areas receive overwhelming response and units are typically sold within a few months from project launch.

Fashion Apparel

The fashion apparel and accessories business in Israel is a highly competitive industry. Since we operate our business under franchise agreements of international brands, merchandising and inventory effectiveness are very challenging and require computerized supply chain management systems in order to succeed.

One of the trends that broadly affect the apparel retail market is the rising success of e-commerce, and it is expected that in future years revenues will increasingly be generated from internet sales.

The rising cost of raw materials (cotton, labor, oil, and other commodities) influences consumer retail pricing which challenges our ability to keep revenues and profit margins at the same levels as previous years.

The ongoing trend of new international players entering into the Israeli markets effects and challenges our goal to gain and preserve our market share.

Recent mergers in the shopping mall industry, along with ongoing rising occupancy costs in most of the attractive shopping malls in Israel, pose challenges to our profit margins and development plans.

E.           OFF-BALANCE SHEET ARRANGEMENTS

The following are our off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that we believe are material to investors:

•
We furnished a local municipality a bank guarantee in an amount of approximately NIS 4.5 million to secure payment of certain land betterment tax by Marina Herzliya Limited Partnership Ltd. (a company controlled by Control Centers, our controlling shareholder). Arbitration is currently being held as to such liability. We estimate that no significant costs will be incurred by us in respect of this guarantee.

•
As part of the franchise and support agreements executed by our subsidiary, Elbit Trade with third parties, Elbit Trade has furnished such third parties with letters of credit in the aggregate amount of €8.9 million (approximately $12.9 million) in order to secure payments under the agreements.

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

•
A former subsidiary of PC incorporated in Prague ("Bestes"), which was sold in June 2006 is a party to an agreement with a third party ("Lessee"), for the lease of commercial areas in a center constructed on property owned by it, for a period of 30 years, with an option to extend the lease period by an additional 30 years, in consideration for €6.9 million (approximately $10 million), which has been fully paid. According to the lease agreement, the Lessee has the right to terminate the lease, subject to fulfillment of certain conditions set forth in the agreement. As part of the agreement for the sale of Bestes to Klepierre in June 2006, it was agreed that PC will remain liable to Klepierre in case the Lessee terminates its contract. PC’s management believes that this commitment will not result in any material amount due to be paid by it.

•
On November 21, 2010, Elbit Medical's shareholders approved the assignment of our indemnification obligations in favor of Gamida and its affiliated parties to Elbit Medical, without a right of reimbursement from us. Elbit Medical also undertook to indemnify Gamida and Teva Pharmaceutical Industries Ltd., as the shareholders of the joint venture Gamida Cell - Teva Joint Venture Ltd. for damages on certain matters. These indemnification undertakings of Elbit Medical replaced similar undertaking formerly made by us to these parties.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our contractual obligations consist mainly of: (i) long-term borrowings (mainly loans from banks and financial institutions and non convertible and convertible notes); (ii) long-term operational leases; (iii) commitments towards suppliers, subcontractors and other third parties in respect of land acquisitions; and (iv) other long term liabilities reflected in the balance sheet. Our contractual obligations are generally linked to foreign currencies (mainly Euro, British Pound and U.S. dollar) and/or other indexes (such as the Israeli consumer price index). Below is a summary of our significant contractual obligations as of December 31, 2010 in NIS, based upon the representative exchange rate of the NIS as of the balance sheet date, against the currency in which the obligation is originally denominated or based on the respective index of the Israeli consumer price index as of December 31, 2010. Actual payments of these amounts (as will be presented in the financial statements of the Company when executed) are significantly dependent upon such exchange rates or indexes prevailing as at the date of execution of such obligation, and therefore may significantly differ from the amounts presented herein below.

	Payments due by Period (in NIS thousands)
Contractual Obligations as of December 31, 2010	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
Long-Term Debt (1)	9,416,240	2,255,612	2,671,554	2,603,879	1,885,194
Operating Leases (2)	542,498	45,283	86,285	77,339	333,591
Purchase Obligations and Commitments (3)	878,938	283,357	204,047	197,579	193,954
Other Long-term Liabilities Reflected on Balance Sheet (4)	75,531	-	55,441	7,675	12,415
Total	10,913,207	2,584,252	3,017,327	2,886,472	2,425,154
___________________

(1)
Long term debt includes interest that we will pay from January 1, 2011 through the loan maturity dates. Part of our loans bear variable interest rates and the interest presented in this table is based on the LIBOR rates known as of December 31, 2010. Actual payments of such interest (as presented in our financial statements) are significantly dependent upon the LIBOR rate prevailing as of the date of payment of such interest. For additional information in respect of the long term debt, see “Item 5.B. Liquidity and Capital Resources - Other Loans."

(2)
Our operating lease obligations are subject to periodic adjustment of the lease payments as stipulated in the agreements. In this table we included the lease obligation based on the most recent available information. For additional information in respect of our operating lease obligations see note 23A(4) to our annual consolidated financial statements.

(3)
Includes mainly commitments for construction suppliers, subcontractors and amount payable to third and related parties in respect of land acquisitions. Such obligation were not recorded as liabilities in the balance sheet, since, as of the balance sheet date, the construction services were not yet provided and/or certain conditions precedent for the plot acquisitions have not yet been fulfilled.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors, executive officers and other key employees as of the date of this annual report:

NAME	AGE	POSITION
Mordechay Zisser (1) (3)	56	Executive President and Director
Shimon Yitzhaki (1) (3)	56	Executive Chairman of the board of directors and Director
David Rubner (2)	71	Director
Zvi Tropp (1) (2) (3)	71	External Director
Moshe Lion	50	Director
Shmuel Peretz	71	Director
Elina Frenkel Ronen (1) (2)	37	External Director
Dudi Machluf	39	Co-CEO
Ran Shtarkman	43	Co-CEO and CEO of PC
Doron Moshe	40	Chief Financial Officer
Zvi Maayan	43	General Counsel
______________________________________
(1)	Member of the donation committee
(2)	Member of the audit committee
(3)	Member of the investment committee

MORDECHAY ZISSER. On January 1, 2010, Mr. Zisser was appointed as our Executive President. Mr. Zisser continues to serve on our board of directors. From May 1999 until December 2009, Mr. Zisser served as our Executive Chairman of the board of directors.  Mr. Zisser also serves as a director in additional companies held by us, such as InSightec, Elbit Ultrasound Ltd. and Elbit Medical Technologies Ltd. Mr. Zisser is the entrepreneur behind most of our core businesses, including: real estate investment, investment in commercial real property in the United States, hotel ownership and management, development and operation of shopping and entertainment centers in CEE and in India, development of major residential projects and mixed-use complexes, venture capital investments in the hi-tech, medical and bio-technology industries and distribution and marketing of fashion apparel and accessories in Israel. Mr. Zisser has served as President and Chairman of the board of directors of Europe-Israel since March 1998 and as President and Chairman of the board of directors of Control Centers since 1983.  Mr. Zisser has developed major real estate development projects in Israel (including the city of Emmanuel, the Herzliya Marina, the Ashkelon Marina, and the Sea and Sun luxury residential project in north Tel Aviv), as well as large scale residential and hotel projects abroad. Mr. Zisser has also served as Executive Chairman of the board of directors of PC since October 2006. Mr. Zisser is a member of the investment committee of EPN since 2010. Mr. Zisser is active in charitable organizations and is a member of the management of the “Oranit” guest home for children with cancer, as well as the national Bone Marrow Donor Registry.

SHIMON YITZHAKI. On January 1, 2010, Mr. Yitzhaki was appointed as our Executive Chairman of the board of directors. From May 1999 until December 2009, Mr. Yitzhaki served as our President, Chief Executive Officer and has served as a member of our board of directors since May 1999. From March 2005 until August 2006, Mr. Yitzhaki served as our Chief Financial Officer. Mr. Yitzhaki serves as a member of the board of directors of a number of our subsidiaries, including PC (since October 2006). Mr. Yitzhaki has served as a Vice President of Europe-Israel since March 1998 and since the mid-1980’s as a Vice President of Control Centers. Mr. Yitzhaki holds a B.A. in accounting from Bar Ilan University and is a Certified Public Accountant.

DAVID RUBNER. Mr. Rubner has served as a member of our board of directors since July 2003. Mr. Rubner serves as Chairman of the board of directors and Chief Executive Officer of Rubner Technology Ventures Ltd. as well as the General Partner of Hyperion Israel Advisors Ltd., a venture capital firm. From 1970 until 2000, Mr. Rubner held various positions at ECI Telecom Ltd., including President, Chief Executive Officer, Chief Engineer, Vice President of operations and Executive Vice President and General Manager of the Telecommunications Division of ECI. Mr. Rubner serves on the boards of public companies including Check Point Software Ltd., Radware Ltd., as well as some privately held companies. Mr. Rubner serves on the boards of trustees of Bar Ilan University and Shaare Zedek Hospital. Mr. Rubner holds a B.S. in engineering from Queen Mary College, University of London and an M.S. from Carnegie Mellon University. Mr. Rubner was the recipient of the Israeli Industry Prize in 1995.

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

DUDI MACHLUF. On January 1, 2010, Mr. Machluf was appointed as our Co-CEO. From August 2006 until 2009, Mr. Machluf served as our Chief Financial Officer. From 2003 until 2005, Mr. Machluf was the head of our accounting department and managed the transaction department. Mr. Machluf also serves as Chief Executive Officer of Elbit Medical and as a director of InSightec and EDT. Mr. Machluf is a member of the investment committee of EPN. Prior to joining us, Mr. Machluf was a manager at Deloitte & Touche, Certified Public Accountants. Mr. Machluf holds a B.A. in Economics and an L.L.M., both from Bar Ilan University and is a Certified Public Accountant.

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

ZVI MAAYAN. Mr. Maayan has served as our General Counsel since October 2008. From 2007 until October 2008, Mr. Maayan served as our Assistant General Counsel. From 2000 until 2007 Mr. Maayan served as Assistant General Counsel for Israel Aerospace Industries Ltd. From 1996 until 2000, Mr. Maayan was a senior associate in the law firm Shugol, Ketzef, Ehrlich, Kerner & Co., specializing in commercial and civil law, international commerce, banking and financing, bankruptcy, biopharmaceutical industry, real estate and litigation. Mr. Maayan serves as a director of EDT since June 2010. Since January 2011, Mr. Maayan is a member of the Executive Committee of the Real Estate Division of the Israel-America Chamber of Commerce. Mr. Maayan holds an LL.B. and an LL.M., cum laude, both from Bar-Ilan University, and is a member of the Israeli Bar Association.

B.           COMPENSATION OF DIRECTORS AND OFFICERS

Aggregate 2010 Compensation of Directors and Officers

The aggregate compensation paid to or accrued on behalf of all persons as a group (11 persons, including directors and officers whose service ended during 2010) who served in the capacity of director or executive officer in the year ended December 31, 2010, was approximately NIS 21.2 million (approximately $6 million). Such aggregate amount includes management fees, salaries and bonuses including certain fringe benefits and accrued amounts in respect of pensions and retirement benefits. One of our executive officers provides services to us pursuant to a management contract with a company that conducts no other active business.

In 2010, we granted an aggregate of 255,000 options exercisable into our shares, 1,500,000 options exercisable into PC’s shares and 215,000 options exercisable into InSightec, shares to our directors and officers under our incentive plans. For information regarding the terms of grant and exercise under our incentive plans, see “Item 6.E. Share Ownership –2006 Employees, Directors and Officers Incentive Plan," "- PC Share Option Scheme" and "– 2010 Elbit Incentive Plan and Conversion Plan for InSightec Shares.”

In 2010, PC also granted 1,000,000 options exercisable into PC’s shares to one of our co-chief executive officers that were not under PC's share incentive plans. The exercise price for these options is £1.3075, and they vest over a period of three years, such that 33.33% of the options granted become exercisable on each of the first, second and third anniversaries of the date of grant. These options expire seven years from the date of grant.

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

Independent Director Compensation

Pursuant to the requirements of the Companies Law, remuneration of our directors requires shareholder approval. Compensation and reimbursement for external directors is governed by regulations promulgated under the Companies Law. Our external directors are compensated in the form of an annual fee in the amount of NIS 95,100 (approximately $28,066) and a meeting attendance fee in the amount of NIS 4,880 (approximately $1,440), payable in accordance with the regulations. Our other independent directors are compensated with an annual fee in the amount of NIS 58,500 (approximately $17,265) and a meeting attendance fee in the amount of NIS 2,060 (approximately $608), payable in accordance with the regulations.

In addition, in 2010, each of our three independent directors (excluding our external directors) were granted options to purchase 10,000 of InSightec’s shares, in accordance with the 2010 Elbit Incentive Plan and Conversion Plan for InSightec Shares.For further information, see “Item 6.E. Share Ownership - 2006 Employees, Directors and Officers Incentive Plan" and "- 2010 Elbit Incentive Plan and Conversion Plan for InSightec Shares.“

Services of Mr. Mordechay Zisser

Pursuant to a management agreement approved by our shareholders on May 31, 2006, Mr. Mordechay Zisser, at that time our Executive Chairman, and in his new role, as of January 1, 2010, as Executive President, provides us with services via a management company controlled by him. The agreement provides that Mr. Zisser will devote at least 80% of his time, skills and efforts to his position as our Executive President. In consideration for these services, we pay the management company a monthly fee of $50,000, plus applicable value added tax, as well as reimbursement of expenses. In addition, the management company is entitled to other benefits, such as an appropriate vehicle, telephone, facsimile, mobile phone, computer, printer and modem, including installation costs and all reasonable expenses related thereto. The agreement has a five-year term commencing on August 1, 2005. On August 12, 2010, our shareholders approved the extension of this agreement for an additional five year term, until July 31, 2015.

Termination of Mr. Zisser’s services for any reason whatsoever will result in an immediate termination of the management agreement. Notwithstanding the above, at our request, Mr. Zisser will serve (through the management company) in addition to or in lieu of his services as our director or officer, and in such event, the agreement will remain in effect with regard to such service.

In November 2007, our shareholders approved an annual bonus for the Mr. Zisser, not to exceed NIS 18 million, calculated as follows: (i) 0% of the first NIS 100 million of profits (as defined below); (ii) 2.5% of profits between NIS 100 million and NIS 125 million; (iii) 3% of profits between NIS 125 million and NIS 150 million; and (iv) 3.5% of profits exceeding NIS 150 million. The annual bonus is payable with respect to the fiscal year ended December 31, 2006 and for each fiscal year thereafter for so long as Mr. Zisser serves as a director or officer of us or any of our subsidiaries. For the purpose of determining the annual bonus, in accordance with resolutions of our audit committee and board of directors of May 29, 2008 and also based on legal advice received, "profits" for any year shall mean our profit before taxes, as disclosed in our annual audited consolidated financial statements for that year minus profit (loss) before tax attributable to the minority shareholders and minus such loss (before taxes and after deduction of profit (loss) attributable to the minority shareholders) as disclosed in our annual consolidated audited financial statements for all years commencing 2007, that had not already been deducted for the purpose of calculating such annual bonus for any previous year. Such resolution shall be applied, retroactively, to bonuses payable in respect of the year 2007 and thereafter.

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

Agreements with our Former Executive Vice Chairman

Pursuant to an employment agreement approved by our shareholders on January 17, 2008, Mr. Abraham (Rami) Goren served as our Executive Vice Chairman of the board of directors through December 31, 2009. Mr. Goren also had the responsibility of our business activities in Asia and in particular, India, until his resignation in December 2009. Our annual cost of Mr. Goren's salary shall not exceed NIS 2,134,000, linked to increases in the Israeli consumer price index.

Under this agreement, we provided Mr. Goren with a vehicle suitable to his position and bore all related expenses, including taxes and medical insurance.

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

Effective as of August 2010, Mr. Goren resigned from his position as a director in us and in other companies in the group, and effective of December 31, 2010, he resigned from his employment with us.

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

In addition, Mr. Yitzhaki is entitled to an annual bonus, calculated as follows: (i) 0.75% of the first NIS 125 million of profits; (ii) 0.875% of profits between NIS 125 million and NIS 150 million; and (iii) 1% of profits exceeding NIS 150 million.  For the purpose of determining the annual bonus, in accordance with the resolutions of our audit committee and board of directors of May 29, 2008 and based on legal advice received, "profits" for any year shall mean our profit before taxes, as disclosed in our annual audited consolidated financial statements for that year minus profits (losses) before tax attributable to the minority shareholders.

Effective January 1, 2010, Mr. Yitzhaki was appointed our Executive Chairman of the board.

Severance Agreement with the Former President of Elscint and Acting CEO of PC

On November 1, 2007, our shareholders approved and ratified two separate agreements entered into between Ms. Rachel Lavine, who then served as President of Elscint and Acting Chief Executive Officer of PC, and each of us and Elscint, dated February 7, 2007, regarding Ms. Lavine's resignation from her employment by us and companies under our control. The agreements are effective as of February 7, 2007. We continue to purchase directors' and officers' liability insurance policy covering Ms. Lavine for a period of at least seven years following her resignation. Ms. Lavine is also entitled to: (i) all of the 75,000 options exercisable into our ordinary shares in accordance with our incentive plan; and (ii) all of the 250,000 options exercisable into PC ordinary shares in accordance with the PC incentive plan.

In 2010, Elscint was merged into us and ceased to exist as a separate corporate entity.

C.           BOARD PRACTICES

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Companies Law, relating to such matters as external directors, the audit committee, the internal auditor and approvals of interested-party transactions. These matters are in addition to the ongoing listing conditions of the Nasdaq Global Select Market and other relevant provisions of U.S. securities laws. Under the Nasdaq rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable Nasdaq requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. For further information, see “Item 16G. Corporate Governance.”

Under the Companies Law, our board of directors must determine the minimum number of directors having financial and accounting expertise, as defined in the regulations promulgated under the Companies Law that our board of directors should have. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least two directors with the requisite financial and accounting expertise and that two of our directors fulfill the requirements promulgated under the Companies Law.

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

External Directors; Independent Directors

The Companies Law requires Israeli public companies (such as us) to appoint at least two external directors. The Companies Law provides for certain qualifications that a candidate for external directorship must comply with. Among such requirements, a person may not be appointed as an external director if: (i) such person or person’s relative or affiliate has, at the date of appointment, or had at any time during the two years preceding such date, any affiliation with the company, a controlling shareholder thereof or their respective affiliates; or (ii) in a company that does not have a 25% shareholder, if such person has an affiliation with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company. The term “affiliation” is broadly defined in the Companies Law, including an employment relationship, a business or professional relationship, control or service as a director or officer.

In addition, no person may serve as an external director if such person’s position or other business creates, or may create, conflict of interest with the person’s position as an external director, or if such position or other business may impair such person’s ability to serve as an external director. Until the lapse of two years from termination of office, a company or its controlling shareholder may not give any direct or indirect benefit to the former external director.

External directors are to be elected by a majority vote at a general meeting of shareholders, provided that (i) such majority vote at the general meeting includes at least a majority of the total votes of non-controlling shareholders voted at such general meeting or (ii) the total number of votes of non-controlling shareholders that voted against such election does not exceed 2% of the total voting rights in the company.

The initial term of an external director is three years, and such term may be extended for up to two additional three-year terms. In addition, the service of an external director may be extended for additional terms of up to three years each, if both the audit committee and the board of directors confirm that, in light of the expertise and contribution of the external director, the extension of such external director's term would be in the interest of the company. Reelection of an external director may be effected through one of the following mechanisms: (1) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term; or (2) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company. External directors may be removed only in a general meeting, by the same percentage of shareholders as is required for their election, or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to us. Each committee of a company’s board of directors that is authorized to exercise powers of the board of directors is required to include at least one external director, and all external directors must be members of the company’s audit committee.

An external director is entitled to reimbursement of expenses and to monetary and other compensation as provided in regulations promulgated under the Companies Law, but is otherwise prohibited from receiving any other compensation, directly or indirectly, for his serving as a director of the company.

 Mr. Zvi Tropp’s third three-year term as an external director commenced on September 2, 2010, and Ms. Elina Frenkel Ronen’s first three-year term as an external director commenced on December 25, 2008.

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

Audit committee. The Companies Law requires public companies to appoint an audit committee. An audit committee must consist of at least three members, and include all of the company’s external directors. The members of the audit committee must satisfy certain independence standards under the Companies Law, and the chairman of the audit committee is required to be an external director.

The responsibilities of the audit committee include identifying and examining flaws in the business management of the company and suggesting appropriate course of actions, recommending approval of interested party transactions, assessing the company's internal audit system and the performance of its internal auditor.

Our audit committee is comprised of three members, all of whom meet all requisite independence and other professional requirements. Our audit committee operates in accordance with a charter and written procedures governing approval of any proposed transactions with our external auditors. Within the framework of such governing documents, the audit committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on our financial statements. The audit committee's specific responsibilities in carrying out its oversight role include the approval of all audit and permitted non-audit services to be provided by the external auditor.

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

D.            EMPLOYEES

As of March 31, 2011, we employed 30 persons in investment, administration and managerial services, all of whom were employed in our headquarters in Israel. As of March 31, 2011, PC had 141 employees, 15 consultants and 1 part time employee in CEE, Russia, Greece and India. As of March 31, 2011, our Hotel division had 1,080 employees (including employees in proportionally consolidated companies in which we hold 50%). As of March 31, 2011, Elbit Trade and G.B. Brands, Limited Partnership had 590 employees.

As of March 31, 2011, we employed 3 employees and 2 part time contract workers in our headquarters in Australia, and 2 employees in the United States, in investment, administration and managerial services for our U.S. investment platform.

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

E.             SHARE OWNERSHIP

As of May 9, 2011, our directors and executive officers, excluding Mr. Mordechay Zisser, beneficially owned an aggregate of 317,297 of our ordinary shares, or approximately 1.28% of our outstanding ordinary shares. This figure includes options to purchase ordinary shares that were vested on such date or that were scheduled to vest within the following 60 days.

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

2006 Employees, Directors and Officers Incentive Plan, As Amended

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

As of March 31, 2011, options to purchase 1,495,139 ordinary shares were outstanding under the 2006 Plan.

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

All options under InSightec’s option plans automatically vest and become exercisable without any discretion on the part of InSightec’s board of directors upon certain events that constitute a material change to InSightec as defined in the options plans, such as a change of control, a resolution of InSightec’s shareholders or its board of directors for its dissolution or a distribution in kind of most of its assets, mergers etc. As of March 31, 2011, options to purchase an aggregate of 1,082,050 ordinary shares were outstanding under InSightec’s option plans.

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

As of March 31, 2011, options to purchase 430,000 shares are outstanding under the 2010 Incentive Plan for InSightec Shares.

2011 Elbit Employees and Officers Incentive Plan for Elbit Medical Technologies Ltd.’s Shares

Our 2011 Elbit Employees and Officers Incentive Plan for Elbit Medical Technologies Ltd.’s Shares (the "2011 Plan") provides for the sale of up to 226,255,000 of Elbit Medical’s ordinary shares to employees, directors, officers and consultants of Elbit and its affiliated companies. The exercise price per share is NIS 0.04 (subject to certain adjustments), consisting of the average closing price of our ordinary shares on the TASE during the 30-trading day period preceding the date of grant of such options. Under the terms of the 2011 Plan, the right to retain the shares vests over a period of three years, so that 33.33% of the options granted become available for purchase on each anniversary from the date of grant. The options expire five years from the date of grant. The options are exercisable pursuant to a “cashless” exercise mechanism whereby, in lieu of paying the exercise price of the option in exchange for all the ordinary shares subject to the option, the holder is issued such number of ordinary shares whose market value equals the excess of (i) the market value of all the ordinary shares subject to the option over (ii) the aggregate exercise price.

As of May 15, 2011, options to purchase 113,127,500 shares were outstanding under the 2011 Plan.

2011 Elbit Medical Technologies Ltd. Employees and Officers Incentive Plan for Elbit Medical Technologies Ltd.’s Shares

Our 2011 Elbit Employees and Officers Incentive Plan for Elbit Medical Technologies Ltd.’s Shares (the "2011 EMT Plan") provides for the issuance of up to 1,623,745,000 (out of which 1,586,370,000 were granted) of Elbit Medical’s ordinary shares to employees, directors, officers and consultants of Elbit Medical and its affiliated companies. The exercise price per share is NIS 0.04 (subject to certain adjustments), consisting of the average closing price of our ordinary shares on the TASE during the 30-trading day period preceding the date of grant of such options. Under the terms of the 2011 EMT Plan, the right to retain the shares vests over a period of three years, so that 33.33% of the options issued become available for purchase on each anniversary of the date of issuance. The options expire five years from the date of grant. The options are exercisable pursuant to a “cashless” exercise mechanism whereby, in lieu of paying the exercise price of the option in exchange for all the ordinary shares subject to the option, the holder is issued such number of ordinary shares whose market value equals the excess of (i) the market value of all the ordinary shares subject to the option over (ii) the aggregate exercise price.

As of May 15, 2011, options to purchase 794,435,000 shares were outstanding under the 2011 EMT Plan.

PC Share Option Scheme

PC’s 2006 Share Option Scheme, as amended in August 2007 and November 2008 (the “2006 Scheme”) provides for the grant of up to 32,,834,586 options to employees, directors, officers and other persons who provide services to PC, including our employees. The exercise price per option varies between £0.50 and £1.64.

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

Upon the occurrence of an event of change of control in PC (as defined in the 2006 Scheme), the vesting of all the outstanding options granted by PC that were not exercised or did not expire by such date, shall be fully accelerated. As of March 31, 2011, options to purchase 20,665,047 ordinary shares were outstanding under the 2006 Scheme (on a fully diluted assumption basis).

In addition, PC's shareholders authorized PC's board of directors to allot equity securities (including rights to acquire equity securities) in PC up to 33% of PC’s issued and outstanding share capital.

PC India Holdings Public Company Limited (“PCI”) Share Plan

On September 7, 2010, PCI adopted an incentive plan for the grant of options to officers and employees of PCI, us and of affiliate companies (the “2010 PCI Plan”).

The 2010 PCI Plan provides for the grant of up to 14,697 options exercisable into Ordinary C Shares of PCI, to employees, directors and officers of PCI and/or affiliates of PCI including our employees. The exercise price per option shall be determined by the board or by the administrator of the plan. The options expire seven years from the date of grant.

The options are exercisable either by payment of the exercise price in cash or pursuant to a “cashless” exercise mechanism whereby in lieu of paying the exercise price of the option in exchange for all the Ordinary C Shares subject to the option, the holder is issued such number of Ordinary C Shares whose market value equals the excess of (i) the market value of all the underlying shares subject to the option, if the exercise occurs following the closing of an IPO or the fair value of such underlying share if the exercise occurs prior to the closing an IPO, over (ii) the aggregate exercise price.

Under the terms of the 2010 PCI Plan, options vest over a period of three years, so that 33.33% of the options granted become exercisable on each of the first, second and third anniversaries of the date of grant.

Immediately prior to the consummation of a listing of securities of the parent company of PCI, the Ordinary C Shares held by each participant shall automatically convert into the same type of shares being listed such that immediately following listing the proportion of shares in PCI held by each participant compared to the proportion of shares in PCI held by other shareholders shall be the same as immediately prior to Listing, and all options under the 2010 PCI Plan shall become exercisable into listed shares of the parent company, in lieu of Ordinary C Shares such that immediately following listing the proportion of the underlying shares issuable upon exercise of the option compared to the proportion of shares in PCI held by other shareholders shall be the same as immediately prior to listing.

In addition, subject to the receipt of appropriate approvals from the relevant tax authorities, if applicable and/or any other approval required as determined by the administrator of the 2010 PCI Plan prior to the consummation of a listing of securities of any subsidiary of the PCI,  and subject further to any and appropriate adjustments which are necessary as determined by the administrator, each participant shall have the right to be issued: (i) options for securities in the listed subsidiary in lieu for his options under the 2010 PCI Plan; and/or (ii) securities in the listed subsidiary in lieu for the Ordinary C shares, reflecting his indirect percentage interest in the listed subsidiary and to have such shares registered for trading together with the other shares of the listing subsidiary.

Prior to an IPO, the underlying shares are subject to certain "No Sale" and other restrictions.

As of March 31 2011, options to purchase 14,212 Ordinary C Shares were outstanding under the 2010 PCI Plan.

Elbit Plaza India Real Estate Holding Limited Share Plan

On August 16, 2010, EPI adopted an incentive plan for the grant of options to officers and employees of EPI, us and of affiliate companies (the “2010 EPI Plan”).

The 2010 EPI Plan provides for the grant of up to 52,600 options exercisable into Ordinary C Shares of EPI, to employees, directors and officers of EPI and/or affiliates of EPI including our employees. The exercise price per option shall be determined by the board or by the administrator of the plan. The options expire seven years from the date of grant.

The options are exercisable either by payment of the exercise price in cash or pursuant to a “cashless” exercise mechanism whereby in lieu of paying the exercise price of the Option in exchange for all the Ordinary C Shares subject to the option, the holder is issued such number of Ordinary C Shares whose market value equals the excess of (i) the market value of all the underlying shares subject to the option, if the exercise occurs following the closing of an IPO or the fair value of such underlying share if the exercise occurs prior to the closing an IPO, over (ii) the aggregate exercise price.

Under the terms of the 2010 EPI Plan, options vest over a period of three years, so that 33.33% of the options granted become exercisable on each of the first, second and third anniversaries of the date of grant.

Immediately prior to the consummation of a listing of securities of the parent company of EPI, the Ordinary C Shares held by each participant shall automatically convert into the same type of shares being listed such that immediately following listing the proportion of shares in the EPI held by each participant compared to the proportion of shares in EPI held by other shareholders shall be the same as immediately prior to Listing, and all options under the 2010 EPI Plan shall become exercisable into listed shares of the parent company, in lieu of Ordinary C Shares such that immediately following listing the proportion of the underlying shares issuable upon exercise of the option compared to the proportion of shares in EPI held by other shareholders shall be the same as immediately prior to listing.

In addition, subject to the receipt of appropriate approvals from the relevant tax authorities, if applicable and/or any other approval required as determined by the administrator of the 2010 EPI Plan prior to the consummation of a listing of securities of any subsidiary of the EPI,  and subject further to any and appropriate adjustments which are necessary as determined by the administrator, each participant shall have the right to be issued: (i) options for securities in the listed subsidiary in lieu for his options under the 2010 EPI Plan; and/or (ii) securities in the listed subsidiary in lieu for the Ordinary C shares, reflecting his indirect percentage interest in the listed subsidiary and to have such shares registered for trading together with the other shares of the listing subsidiary.

Prior to an IPO, the underlying shares are subject to certain "No Sale" and other restrictions.

As of March 31, 2011, options to purchase 51,053 Ordinary C Shares were outstanding under the 2010 EPI Plan.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

We had, as of May 9, 2011, 25,474,743 ordinary shares outstanding, excluding 3,388,910 shares held by us which do not have any voting and economic rights. The voting rights of all shareholders are the same. The following table sets forth certain information as of May 9, 2011 concerning: (i) persons or entities who, to our knowledge, beneficially own more than 5% of our outstanding ordinary shares; and (ii) the number of our ordinary shares beneficially owned by all of our directors and officers as a group:

Name and Address	Number of Shares		Percent of Shares Beneficially Owned (1)
Mordechay Zisser (2)	12,203,634	(3)	49.04%
Europe-Israel (M.M.S.) Ltd. (4)	12,084,194		48.56%
All officers and directors of the Company as a group (9 persons)	12,520,931	(5)	50.31%
_______________

(1)
The number of shares and percentages of ownership are based on our shares outstanding as of May 9, 2011. Such number excludes 3,388,910 treasury shares. Beneficial ownership is determined in accordance with the rules of the SEC based on voting and investment power with respect to such ordinary shares. Shares subject to options that are currently exercisable or exercisable within 60 days of May 9, 2011 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by our directors include shares owned by their family members, as to which such directors disclaim beneficial ownership.

(2)
The information regarding the beneficial ownership of Europe-Israel and of Mr. Zisser is based on a Schedule 13D filed by them on May 10, 2011, and on information furnished by them to the Company. Mr. Zisser is considered our indirect controlling shareholder by virtue of his control of Europe-Israel and serves as our Executive President and as a director. See footnote 4 below.

(3)
Includes (i) 12,084,194 of our shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, our Executive President and a director, by virtue of his control of Europe-Israel; (ii) 24,837 of our shares held by Marina Herzelia (Limited Partnership) 1988, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, by virtue of his control of Control Centers Ltd., which wholly owns Marina Herzliya (Limited Partnership) 1988; and (iii) 94,603 shares held by Mr. Zisser. See footnote 4 below. Certain of these shares are pledged as security to lending banks. A foreclosure event could lead to a change in the control of our company, which in turn may cause us to be in default of financial covenants with certain of our lending banks.

(4)	Europe-Israel is an Israeli corporation wholly-owned by Control Centers, a private company controlled by Mr. Mordechay Zisser.
(5)
Includes: (i) 12,084,194 shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, (see footnote 4 above); (ii) 24,837 shares held by Marina Herzelia (Limited Partnership) 1988; (iii) 94,603 shares held by Mr. Zisser; and (iv) 825,000 options exercisable into 317,297 shares as of May 9, 2011 and vesting within 60 days thereafter granted to our other directors and officers pursuant to our 2006 Employees, Directors and Officers Incentive Plan, as amended.

As of January 10, 2011, The Phoenix Holdings Ltd. ("Phoenix") and Excellence Investments Ltd. ("Excellence") informed us that they held an aggregate of 4.43% of our ordinary shares. As of March 23, 2010, Phoenix and Excellence held an aggregate of 2,109,997, or 8.43% of our ordinary shares, based on a form of ownership report dated March 23, 2010, provided to us by Phoenix and Excellence, that it uses to report holdings under Israeli law.  The method used to compute holdings under Israeli law does not necessarily bear the same result as the method used to compute beneficial ownership under SEC rules and regulations. Phoenix and Excellence are controlled by the Delek Group and Mr. Yitzhak Tshuva.

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

As of March 31, 2011, there were approximately 599 holders of record of our ordinary shares with addresses in the United States, holding approximately 22.29% of our issued and outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders reside since many of these ordinary shares are held of record by brokers or other nominees.

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

Guarantee Agreement with PC

On October 27, 2006, PC agreed, with effect from January 1, 2006, to pay a commission to us in respect of any and all outstanding corporate and first demand guarantees which have been issued by us in favor of PC and which remain valid and outstanding ("EI Guarantees"). The amount of the commissions to be paid will be agreed upon between us and PC at the beginning of each fiscal year, and will apply to all EI Guarantees which remain outstanding during the course of that relevant fiscal year, subject to a cap of 0.5% of the amount or value of the relevant EI Guarantee, per annum. During 2010 no guarantees were provided by us to PC.

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

Such fee will be paid in installments upon the meeting of milestones as stipulated in the agreement. In addition, we will reimburse Control Centers for all reasonable costs incurred in connection with the services rendered thereby, not to exceed a total of €75,000 (approximately $108,525) per real estate project.

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

The agreement with Control Centers expired on May 31, 2011, but it continues to apply to projects that commenced prior to such date.

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

Agreement for Services for the Hotel Complex in Bucharest, Romania

In October 2001, an engagement between Bucuresti Turism S.A. and Control Centers (through its wholly owned subsidiary) was approved by shareholders of Elscint (a former subsidiary that was merged into us in 2010). In accordance with such engagement, Control Centers provides coordination, planning and supervision services with respect to the renovation works of the hotel complex in Bucharest, for a fee equal to the lower of (i) 5% of total actual costs of the renovation works (excluding general and administrative as well as financing costs) and (ii) 5% of $30 million. A definitive agreement has not been executed in respect of such engagement although the parties perform their duties and obligations thereunder.

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

Loan Agreement with Bank Hapoalim B.M.

Within the framework of our loan agreements with Bank Hapoalim B.M., we undertook to maintain financial covenants. Europe Israel also undertook to maintain a 30% minimum holding in our ordinary shares.

See “Item 5.B. Liquidity and Capital Resources - Other Loans” above.

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

For amounts paid under our related party transaction see note 27.C to our annual consolidated financial statements incorporated herein by reference.

ITEM 8.  FINANCIAL INFORMATION

A.           CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See our annual consolidated financial statements on our current report on Form 6-K filed with the SEC on April 18, 2011, which is incorporated by reference herein.

Legal Proceedings

For information regarding the legal proceeding we are involved in see note 23B to our annual consolidated financial statements.

Dividend Distribution Policy

On January 11, 2007, our board of directors, adopted a dividend distribution policy pursuant to which we will distribute a cash dividend of at least 50% of the net profits accrued by us every year, provided that such dividend does not exceed 50% of the cash flow accrued by us from dividends and repayment of owners' loans received by us from subsidiaries in that year, all determined in accordance with our consolidated audited annual financial statements. Any distribution of dividends under this policy is subject to a specific resolution of our board of directors determining our compliance with the distribution criteria prescribed in the Companies Law, and in any other applicable law. In making such determination, our board of directors' takes into account, inter alia, our liabilities and undertakings towards third parties, our cash flow needs and the financing resources available to us. Our board of directors is authorized in its sole discretion, to change or terminate our dividend policy at any time. The adoption of our dividend policy does not constitute any undertaking towards any third party.

On June 4, 2011, our board of directors resolved not to distribute any dividends for a period of at least 12 months, after which the board of directors will evaluate whether to extend such policy.

B.           SIGNIFICANT CHANGES

There are no significant changes that occurred since December 31, 2010, except as otherwise disclosed in this annual report and in our annual consolidated financial statements.

ITEM 9.  THE OFFER AND LISTING

A.           OFFER AND LISTING DETAILS

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “EMITF” and on the TASE under the symbol "EMIT."

Information regarding the price history of the stock listed

The annual high and low sale prices for our ordinary shares for the five most recent full financial years are:

	NASDAQ		TASE
Year Ended December 31,	High ($)	Low ($)	High ($)	Low ($)
2010	24.76	12.05	25.08	12.37
2009	28.09	9.3	28.75	10.03
2008	56.09	7.58	56.55	7.1
2007	57.43	31.30	58.51	33.16
2006	34.54	15.28	34.82	15.37

The quarterly high and low sale prices for our ordinary shares for the two most recent full financial years and any subsequent period are:

	NASDAQ		TASE
Financial Quarter	High ($)	Low ($)	High ($)	Low ($)

2011
Q1	13.97	10.95	13.99	11.17
Q2 (through June 2)	6.75	6.75	6.90	6.61

2010
Q1	24.76	21.91	22.21	19.32
Q2	24.76	21.91	25.08	21.88
Q3	22.88	12.62	22.57	12.49
Q4	15.25	12.41	15.4	12.5

2009
Q1	15.02	9.3	14.9	9.77
Q2	22.43	15.24	22.24	16.21
Q3	28.09	18.87	28.95	20.04
Q4	26.68	20.05	25.94	20.54

The monthly high and low sale prices for our ordinary shares during the six months of December 2010 through May 2011 were:

	NASDAQ		TASE
Month	High ($)	Low ($)	High ($)	Low ($)
May 2011	11.79	6.95	11.34	6.55
April 2011	11.99	10.68	12.31	11.84
March 2011	12.10	10.95	12.35	11.17
February 2011	12.30	11.52	12.29	11.52
January 2011	13.97	12.3	13.7	11.99
December 2010	13.45	12.4	13.31	12.37

The closing prices of our ordinary shares listed on the TASE for each of the periods referred to in the tables above were originally denominated in NIS and were converted to U.S. dollars using the representative exchange rate between the U.S. dollar and the NIS published by the Bank of Israel for each applicable day in the presented period.

B.           PLAN OF DISTRIBUTION

Not applicable.

C.           MARKETS

Since our initial public offering in November 1996, our ordinary shares have been listed on the NASDAQ Global Select Market (then known as the NASDAQ National Market) under the symbol “EMITF” and on the TASE under the symbol "EMIT."

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

Approval of Certain Transactions

Generally, under the Companies Law, engagement terms of directors, including the grant of an exemption from liability, purchase of directors’ and officers’ insurance, or grant of indemnification (whether prospective or retroactive) and engagement terms of a director in other positions require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. In addition, under the Companies Law and our articles of association, transactions with our officers or directors or a transaction with another person in which such officer or director has a personal interest must be approved by our audit committee, board of directors or authorized non-interested signatories, and if such transaction is considered an extraordinary transaction (as defined below), the transaction must be approved by the audit committee and board of directors.

The Companies Law also requires that any extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in which a controlling shareholder has a personal interest must be approved by the audit committee, the board of directors and the shareholders of the company, in that order. The shareholder approval must be by a simple majority, provided that (i) such majority vote includes at least a simple majority of the total votes of shareholders having no personal interest in the transaction or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed 2% of the total voting rights in the company. In addition, any such extraordinary transaction whose term is longer than three years requires further shareholder approval every three years, unless (with respect to transactions not involving management fees or employment terms) the audit committee approves that a longer term is reasonable under the circumstances.

The Companies Law prohibits any person who has a personal interest in a matter from participating in the discussion (and voting pertaining to such matter in the company’s board of directors or audit committee except for in circumstances where the majority of the board of directors has a personal interest in the matter, in which case such matter must be approved by the company’s shareholders.

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

Insurance, Indemnification and Exemption

General - our articles of association set forth the following provisions regarding the grant of exemption, insurance and indemnification to any of our directors or officers, all subject to the provisions of the Companies Law. In accordance with such provisions and pursuant to the requisite approvals of our audit committee, board of directors and shareholders, we have obtained liability insurance covering our directors and officers, have granted indemnification undertakings to our directors and officers and have agreed to exempt our directors and officers (other than our Executive Chairman) from liability for breach of the duty of care.  PC, InSightec and Gamida have also granted indemnification undertakings to their respective directors and officers.

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

Rights Attached to Shares

Our registered share capital consists of a single class of 50,000,000 ordinary shares, par value NIS 1.00 per share, of which 25,474,743 ordinary shares were issued and outstanding as of May 9, 2011. Such number excludes 3,388,910 treasury shares held by us or for our benefit, which do not have any voting or economic rights.

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

Shopping and Entertainment Centers

Sale of shopping and entertainment centers to Klepierre

In July 2008, PC completed the handover of Plzen Plaza to Klépierre. The asset value of the Plzen Plaza amounted to approximately €61.4 million and the cash consideration paid to PC amounted to € 54.6 million. This sale of Plzen Plaza was made pursuant to the agreements entered into between PC and Klépierre on July 29, 2005, for the sale of four operational shopping and entertainment centers in Poland and four shopping centers under development in Poland and in the Czech Republic upon their construction, and follows the handover of the Novo Plaza, Rybnik Plaza and Lublin Plaza shopping centers to Klépierre in recent years.

For information regarding indemnification undertakings by PC in favor of Klepierre see "Item 5.E. Off-Balance Sheet Arrangements."

Agreement for Services for Construction Projects

For information regarding the agreement for the provision of coordination, planning, execution and supervision services over construction projects to our affiliated companies see "Item 7.B. Related Party Transactions - Agreement for Services for Construction Projects."

United States Real Property

For information regarding the framework agreement entered into with Eastgate, see “Item 4.B. Business Overview – United States Real Property – U.S. Real Property Joint Venture.”

For information regarding the framework agreement entered into in connection with the EDT transaction and our subsequent purchases of additional units of EDT, see “Item 4.B. Business Overview – United States Real Property – Real Estate Investment Portfolio – EDT Retail Trust.”

Hotel Business

Hotel Management Agreements

For information regarding the management agreements regarding our hotel operations, see "Item 4.B. Business Overview - Hotels - Management of Hotels."

Sale of Three Hotels in London to Park Plaza

 For information regarding the sale of three hotels in London, England to Park Plaza, see "Item 4.B. Business Overview - Hotels – Recent Acquisitions and Dispositions of Hotels."

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

E.            TAXATION

The following is a discussion of certain tax laws that may be material to our shareholders, all as in effect as of the date of this report and all of which are subject to changes, possibly on a retroactive basis, to the extent that such laws are still subject to judicial or administrative interpretation in the future. This discussion is not intended, and should not be construed, as legal or professional tax advice and does not cover all possible tax considerations. For further information as to taxes that apply to us and our subsidiaries, see note 22 to our annual consolidated financial statements.

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

As of January 1, 2006, capital gains derived by individuals from the sale of shares, whether listed on a stock market or not, purchased on or after January 1, 2003, will be taxed at the rate of 20%. However, if the individual shareholder is a "Significant Shareholder" (i.e., a person who holds, directly or indirectly, alone or jointly with others, 10% or more of one of the Israeli resident company's means of control) at the time of sale or at any time during the preceding 12 month period, such gains will be taxed at the rate of 25%. In addition, capital gains derived by an individual claiming a deduction of financing expenses in respect of such gains will be taxed at the rate of 25%. However, different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering. Israeli companies are subject to the corporate tax rate (25% for the 2010 tax year and 24% for the 2011 tax year) on capital gains derived from the sale of shares.

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

•	an individual citizen or resident of the United States for U.S. federal income tax purposes;

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers; who have elected mark-to-market accounting; who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares; U.S. holders that received ordinary shares as a result of exercising employee stock options or otherwise as compensation; U.S. holders holding our ordinary shares as part of a hedging, straddle or conversion transaction; U.S. holders whose functional currency is not the U.S. dollar, real estate investments trusts, regulated investment companies, insurance companies, tax-exempt organizations, financial institutions, grantor trusts, S Corporations; certain former citizens or long term residents of the United States; and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who are, or hold our ordinary shares through, a partnership or other pass-through entity is not considered, nor is the possible application of U.S. federal estate, or gift taxes or any aspect of state, local or non-U.S. tax laws.

Each holder of our ordinary shares is advised to consult his or her tax advisor with respect to the specific U.S. federal, state, local and foreign tax consequences to him or her of purchasing, holding or disposing of our ordinary shares.

Distributions

Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” a distribution paid by us with respect to our ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution with respect to our ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any non-U.S. taxes withheld from such distribution. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15% for taxable years beginning on or before December 31, 2012), provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (a) the stock of the non-U.S. corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the NASDAQ Global Select Market) or (b) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The United States Internal Revenue Service (“IRS”) has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year and in the following taxable year would not be qualified dividends. See discussion below regarding our PFIC status at “Tax Consequences If We Are a Passive Foreign Income Company.” In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

Dividends paid by us in NIS will be generally included in the income of U.S. holders at the dollar amount of the dividend (including any non-U.S. taxes withheld therefrom), based upon the spot rate of exchange in effect on the date the distribution is included in income. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

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

Disposition of Ordinary Shares

Subject to the discussion below under “Tax Consequences If We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in our ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held our ordinary shares for more than one year at the time of the disposition.  Under current law, long-term capital gains are subject to a maximum rate of 15% for taxable years beginning on or before December 31, 2012 and subject to a maximum rate of 20% for taxable years thereafter. Capital gain from the sale, exchange or other disposition of our ordinary shares held for one year or less is short-term capital gain and taxed at ordinary income tax rates. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of our ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. A U.S. holder that receives foreign currency upon disposition of our ordinary shares and converts the foreign currency into dollars after the settlement date (in the case of a cash method taxpayer or an accrual method taxpayer that elects to use the settlement date) or trade date (in the case of an accrual method taxpayer) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

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

We believe that we were not a PFIC in 2010 or in prior taxable years. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance that the IRS will agree with our position. In addition, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2011 or in a future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes, or to “mark-to-market” the ordinary shares or to become subject to the “excess distribution” regime.  If we are a PFK, U.S. holders will generally be required to file an annual report with the IRS for taxable years beginning on or after March 18, 2010.

U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election or the mark-to-market election.

Non-U.S. Holders

Subject to the discussion below under “Information Reporting and Back-up Withholding,” a non-U.S. holder of our ordinary shares generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares, unless, in the case of U.S. federal income taxes (i) the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment, or in the case of an individual, the item is attributable to a fixed place of business in the United States, or (ii) the non-U.S. holder is an individual who holds the ordinary shares as a capital asset is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

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

Our board of directors has overall responsibility for the establishment and oversight of our risk management framework. Our board of directors has established a continuous process for identifying and managing the risks faced by us, and confirms that all appropriate actions have been or are being taken to address any weaknesses. The board of directors has established an investment committee, which is responsible for developing and monitoring our financial risk management policies. The risk management policies and systems are reviewed regularly to reflect changes in market conditions and our activities.

As of December 31, 2010, we had exposure to the following risks that are related to financial instruments:

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

The following table details sensitivity analysis to a change of 10% in our main foreign currencies, as of December 31, 2010, against the relevant functional currency and their effect on the statements of income and the shareholder’s equity (before tax and before capitalizing any exchange results to qualified assets):

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
	(in NIS thousands)

Financial assets
Cash and deposits	NIS	U.S. dollar	+10%	9,744
Cash and deposits	Euro	PLN	+10%	3,984
Cash and deposits	NIS	Euro	+10%	6,996
Cash and deposits	Euro	U.S. dollar	+10%	1,510
				22,234

Financial Liablities
Loans at amortized cost	NIS	U.S. dollar	+10%	(15,702)
Loans at amortized cost	NIS	Euro	+10%	(20,349	)(*)
Debentures at amortized cost	NIS	U.S. dollar	+10%	(3,648)
Debentures at amortized cost	Euro	NIS	+10%	(49,184	)(**)
Loans at amortized cost	RON	Euro	+10%	(18,707)
Loans at amortized cost	Euro	U.S. dollar	+10%	(1,465)
				(109,055)
_____________________

(*)
The effect of the exchange rates results in respect of these financial liabilities will be offset against the exchange rate resulting from investments in foreign operations which have the same functional currency.

(**)	In respect of PC’s Series B Debentures which are represented at amortized cost. Regarding the foreign currency risk of PC's debentures at FVTPL see "Interest Rate Risk" below.

Forward transactions

PC entered into two forward transactions to hedge its foreign currency exposure risk in respect of its Series A and B Debentures. PC settled the forward transaction in respect of the Series A Debentures for a total consideration of NIS 14.5 million. In January 2010 PC settled the forward transaction in respect of the Series B Debentures for a total consideration of NIS 29.6 million.

Price risk

Marketable securities

We invest in marketable securities based on the investment policy adopted by our investment committee. In accordance with this policy, we will invest up to NIS 500 million ($147 million) through several Israeli investment institutions. The portfolio investment will be divided as follows: up to 15% in shares and the remaining in government bonds and corporate bonds with a rating of at least A, on a local scale. In addition the portfolio may not include investment in derivative instruments and trust funds.

An increase of 10% in the prices of our marketable securities as of December 31, 2010, will increase our finance income by NIS 15.6 million.

Embedded derivative

Within the framework of a credit facility agreement executed in March 2006, BEA jointly controlled subsidiaries holding three hotels in the U.K. were committed to pay the financing bank an additional exit fee.  As part of the refinancing agreement entered into in November 2010, the financial institution fully waived the liability presented as of December 31, 2010.

Within the framework of a credit facility agreement executed in April 2010, a BEA jointly controlled subsidiary that holds a hotel in the Netherlands is committed to pay the financing bank an additional exit fee.

An increase of 5% in the fair value of the above-mentioned underlying asset will cause an increase in the fair value of the embedded derivative which will lead to a loss of NIS 0.2 million.

Credit risk

We hold cash and cash equivalents, short-term investments and other long-term investments in financial instruments in various reputable banks and financial institutions. These banks and financial institutions are located in different geographical regions, and it is our policy to disperse our investments among different banks and financial institutions. Our maximum credit risk exposure is approximately the financial assets presented in the balance sheet in our annual consolidated financial statements.

Our investment in HTM structures is concentrated mainly in one bank. For additional information, see note 2 (AF) (2) b to our annual consolidated financial statements.

Due to the nature of their activity, our companies which operate in the hotel, the investment property, the image guided and the fashion merchandise business, are not materially exposed to credit risks stemming from dependence on a given customer. Our companies examine on an ongoing basis the credit amounts extended to their customers and, accordingly, record a provision for doubtful debts based on those factors they consider having an effect on specific customers.

As of December 31, 2010, our trade receivables do not include any significant amounts due from buyers of trading property.

Interest rate risk

Fair value risk

A significant portion of our long-term loans and debentures bear a fixed interest rate and are therefore, exposed to change in their fair value as a result of changes in the market interest rate. The vast majority of these loans and debentures are measured at amortized cost and therefore changes in the fair value will not have any effect on the statement of income. In addition, we have invested in financial notes which are classified as held to maturity, and therefore change in the fair value of these financial notes will not have any effect on the statement of income. The fair value of these financial instruments is presented in “ - Fair value of financial instruments” below.

As of December 31, 2010, PC has issued three series of debentures: Series A in a total aggregate amount of NIS 305 million, Series B in a total aggregate amount of NIS 1,250 million and PLN bonds in a total aggregate amount of NIS 71 million. PC's Series A and B debentures are linked to the Israeli consumer price index and bear a fixed interest rate of 4.5% to 5.4% per annum. Consistent with its risk management policies, PC entered into cross currency interest rate swap transactions in respect of the entire amount of Series A debentures. Such swap transaction was settled in January 2009. In addition, PC entered into several swap transaction for its Series B debentures, NIS 799 million par value ("Series B at FVTPL"). PC did not execute swap transaction for the additional amount of Series B debentures. According to the swap transactions, PC will pay an interest equal to the Euribor plus a margin of 3.52% to 3.66% and will receive the same interest of the debentures linked to the Israeli consumer price index with the same amortization schedule as the debentures. The derivatives are measured at fair value with changes in the fair value charged to the statements of income. The debentures (other than those for which a swap transaction were not executed) are designated at fair value through profit and loss since it significantly reduces a measurement inconsistency with the said derivative. The debentures and the derivative swap transactions associated with them (i.e. the swap transactions) are mainly exposed to changes in the Euro / NIS exchange rate, the Israeli consumer price index and the market interest rates.

The following table analyses the change in the fair value of the debentures and the derivatives as of December 31, 2010. This analysis assumes that in each case all other parameters affecting the derivatives and the debentures fair value remain constant:

	Scope of Price change	Profit (loss)
	%	NIS thousands
Exchange rate of the Euro against the NIS	+10%	101,789
Change in the Israeli CPI	+3%	(23,055)
Change in the market interest rate	+1%	20,804

Cash flow risk

Part of our long-term borrowings, as well as long-term loans receivable, bear variable interest rates. Cash and cash equivalents, short-term deposits and short-term bank credits are mainly deposited in or obtained at variable interest rates. Changes in the market interest rate will affect our finance income and expenses and our cash flow.

In certain cases we use interest rate swap transaction in order to swap loans with a variable interest rate to fixed interest rate or alternatively entering into loans with a fixed interest rate.

The following table presents the effect of an increase of 2% in the LIBOR rate with respect to financial liabilities as of December 31, 2010, which are exposed to cash flow risk (before tax and before capitalization to qualifying assets):

Profit (loss)
NIS thousands
Loans, debentures and convertible debentures linked to the U.S. dollar	(9,710)
Loans and debentures linked to the Euro (*)	(44,328)
Loans linked to the NIS	(1,034)
(55,072)

_______________________________

(*)
In respect of PC's debentures which are linked to the Israeli consumer price index and for which PC has executed swap transactions in order to exchange the interest to variable interest rate. See note 9A.(iv) to our annual consolidated financial statements.

PC raised a total of PLN 60 million (approximately NIS 71 million) from Polish institutional investors. The unsecured bearer bonds governed by Polish law have a three year maturity and will bear interest at a rate of six months Polish WIBOR plus a margin of 4.5%. PC entered into a EUR-PLN cross-currency interest rate swap in order to hedge the expected payments in PLN (principal and interest) and to correlate them with the Euro. The derivative is measured at fair value and the debentures are measured at amortized cost.

PC will pay a fixed interest of 6.98% and will receive an interest of six month WIBOR + 4.5% with the same amortization schedule as the Polish bonds.

As of December 31, 2010, we hold investments in financial notes in the amount of NIS 180 million which bear interest of 11.5% to 12% per annum, and which are payable only if the margin between the 30 year Euro swap interest rate and the 10 years Euro swap interest rate (measured on a daily basis) is higher than the margin stated in the agreement. Therefore, we are exposed to non-payment of interest on these notes in the event that the aforementioned condition is not met.  A decrease of 5% in the annual effective interest rate on the notes will lead to a decrease in our financing income and our cash flow for the year ended December 31, 2010, in the amount of NIS 9 million.

The following table presents our long-term financial liabilities classified according to their interest rate and their contractual maturity date:

Functional Currency	Linkage Currency	Interest Rate %	Average Interest Rate %	Repayment Years
				1	2	3	4	5	6 and thereafter	Total
				NIS million
€		€3.382-6.98	3.382-6.98	5.1	6.2	77.9	153.8	2	87.8	332.8

€	U.S. dollar	Libor+4	4.72	0.9	0.9	0.9	12.1	-		14.8

€	€	Euribor + 0.4-5.5	4	562.1	180	152.7	420.6	147.8	314	1,777.2

€	NIS (linked to CPI)	4.5-5.4	4.5-5.4	183.4	183.4	183.4	183.4	183.4	86.8	1,003.8

U.S. dollar	U.S. dollar	4.18-6.4	4.18-6.4	152.6	181.9	132.3	-	411.7	218.1	1,096.6

U.S. dollar	U.S. dollar	Libor +0.84-3.25	3.7	7.1	-	270.2	-	-	-	277.3

NIS	U.S. dollar	Libor + 1.75	2.13	157	-	-	-	-	-	157

NIS	€	Euribor + 1.75	2.5	203.6	-	-	-	-	-	203.6

NIS	U.S. dollar	Libor + 2.65	3.05	10.4	10.4	10.4	5.2	-	-	36.4

NIS	NIS (linked to CPI)	5-6.3	6.0	282.2	289.4	383.1	363.5	343.9	1,008.2	2,670.3

RON	€	Euribor + 3.5	4.5	187.1	-	-	-	-	-	187.1

NIS	NIS	6.25	6.25	-	-	56	56	-	-	112

NIS	NIS	Prime +1.25-1.3	4.78	50.9	-	-	-	-	-	50.9

INR	INR	12%	12%	78.6	-	-	-	-	-	78.6
				1,881	852.2	1,266.9	1,194.6	1,088.8	1,714.9	7,998.4

Israeli consumer price index risk

A significant part of our borrowings consists of debentures raised by us on the TASE and which are linked to the increase in the Israeli consumer price index above the base index at the date of the debentures issuance (excluding PC's debentures for which PC has executed swap transactions in order to exchange the debentures linkage currency into Euro).  An increase of 3% in the Israeli consumer price index will cause an increase in our finance expenses for the year ended December 31, 2010 (before tax and capitalizations of finance expenses to qualified assets) in the amount of NIS 79.2 million.

Fair value of financial instruments

Our financial instruments primarily include cash and cash equivalents, short and long-term deposits, marketable securities, trade receivables, short and long-term other receivables, short- term banks credit, other current liabilities and long-term monetary liabilities.

Fair value of financial instruments

The fair value of traded financial instruments (such as marketable securities and debentures) is generally calculated according to quoted closing prices as of the balance sheet date, multiplied by the issued quantity of the traded financial instrument as of that date, except for instances in which the market for these traded financial instruments is considered an inactive market. The fair value of financial instruments that are not traded and financial instruments traded in an inactive market is estimated by means of accepted pricing models, such as present value of future cash flows discounted at a rate that, in our assessment, reflects the level of risk that is incorporated in the financial instrument. We rely, in part, on discount interest which is quoted in an active market, as well as on various techniques of approximation. Therefore, for most of the financial instruments, the estimation of fair value presented below is not necessarily an indication of the realization value of the financial instrument as of the balance sheet date. The estimation of fair value is carried out, as mentioned above, according to the discount rates in proximity to the date of the balance sheet and does not take into account the variability of the interest rates from the date of the computation through the date of issuance of the financial statements. Under an assumption of other discount rates, different fair value assessments would be received which could be materially different from those estimated by us, mainly with respect to financial instruments at a fixed interest rate. Moreover, in determining the assessments of fair value, the commissions that could be payable at the time of repayment of the instrument have not been taken into account and they also do not include any tax effect. The difference between the balances of the financial instruments as of the balance sheet date and their fair value as estimated by us may not necessarily be realizable, in particular in respect of a financial instrument which will be held until redemption date.

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

b)
Financial instruments included in non-current assets - the fair value of loans and deposits which bear variable interest rate is an approximation to those presented in the balance sheet. The fair value of long term financial notes is determined using a price quotations provided to us by the issuer of the notes as of the balance sheet date. Such quotation is generally based on discounted expected cash flows from the notes, taking into consideration factors such as the credit rating of the issuer, the prevailing and the expected relevant interest rates and other factors. The fair value of derivatives (mainly swap transactions) is done by relying on third party professional advice of experts, which takes into account the expected future cash flow based on the terms and maturity of each contract using market interest rates for a similar instrument prevailing at the measurement date.

c)
Financial instruments included in current liabilities - (short-term credit, suppliers, other current liabilities and liabilities related to discontinued operation) - due to their nature, their fair values approximate to those presented in the balance sheet.

d)
Financial instruments included in long- term liabilities - The fair value of the traded liabilities (debentures) is generally determined according to closing prices as of the balance sheet date quoted on the TASE, multiplied by the quantity of the marketable financial instrument issued as of that date, except for PC’s traded debentures for which it was determined that the trade in said debentures as of the end of 2008 indicates the existence of an inefficient and inactive market and accordingly their fair value was determined using valuation techniques (see “Item 5. critical accounting policies - valuation of debentures measured at fair value through profit and loss”). The fair value of non-traded liabilities at a fixed interest rate is determined according to the present value of future cash flows, discounted at a rate which reflects, in our estimation, the level of risk embedded in the financial instrument. The fair value of liabilities which carried variable interest rate is approximately the amounts presented in the balance sheet.

The following table presents the book value and fair value of our financial assets (liabilities), which are presented in the financial statements at other than their fair value:

	As of December 31, 2010
	Book Value	Fair Value

Financial Notes held to maturity	180,042	150,707
Long- term loans at fixed interest rate	(1,348,861)	(1,350,881)
Debentures	(3,127,712)	(3,057,719)
	(4,296,531)	(4,257,893)

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

Our management, with the participation of our co-chief executive officers and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2010. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2010, our disclosure controls and procedures were effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the above, our management has assessed and concluded that, as of December 31, 2010, our internal control over financial reporting is effective.

Our management has excluded from its assessment the internal control over financial reporting at EDT, which was acquired in June 2010 and whose financial statements constitute 21% of total assets, 11% of revenues and gains and 93% of profit before income taxes of our consolidated financial statements amounts as of and for the year ended December 31, 2010. Accordingly, the internal control over financial reporting of EDT has not been assessed.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm independently assessed the effectiveness of our internal control over financial reporting and has issued an attestation report, which is included in this annual report.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees billed by Brightman Almagor Zohar & Co., a firm of certified public accountants in Israel and a member firm of Deloitte Touche Tohmatsu, and other Deloitte member firms ("Deloitte") for professional services for each of the last two fiscal years were as follows:

Services Rendered	2009 Fees	2010 Fees
Audit (a)	$888,980	1,063,366
Audit-related (b)	$30,864	70,945
Tax (c)	$85,615	82,724
All other fees (d)	-	-
Total	$1,005,459	1,217,035

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

In 2009, Audit-Related Fees included mainly work related to our shelf prospectus filed in 2009 in Israel. In 2010, Audit-Related Fees included mainly work related to contemplated public offerings in our medical division.

(c)           Tax Fees

“Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice on actual or contemplated transactions and tax consultations regarding tax audits, tax opinions and tax pre-rulings.

(d)           All Other Fees

“All Other Fees” are the aggregate fees billed for products and services provided by Deloitte other than as described above. There were no such fees in 2009 and 2010.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximately dollar value) of shares that may yet be purchased under the plans or programs

June 2010	110,377	54.27	110,377
July 2010	71,241	52.18	71,241
August 2010	62,090	51.74	62,090
September 2010	114,629	50.64	114,629
October 2010	119,627	50.34	119,627
November 2010	56,444	47.19	56,444
December 2010	54,502	46.91	54,502
Total	588,910		588,910	-

In May 2010, our board of directors approved the repurchase of up to NIS 30 million of our ordinary shares, to be made from time to time in the open market, through one of our wholly-owned subsidiaries. The repurchases described in the table above were for an aggregate purchase price of NIS 30 million.

In October 2008, our board of directors approved the repurchase of up to NIS 50 million of our series A through F Notes, to be made from time to time in the open market, privately negotiated transactions or a combination of the two. In December 2008, an amount of NIS 1.7 million representing 3 million units of Series C Notes were purchased by Elscint Ltd. (a fully owned subsidiary that was merged and consolidated into us). These notes were sold in June 2009 for a total sum of NIS 2.7 million.

In May 2011, our board of directors approved the repurchase of up to NIS 150 million (approximately $43 million) of our series A through F Notes and the board of directors of PC approved the repurchase of up to NIS 150 million (approximately $43 million) of its series A through B Notes, to be made from time to time in the open market. To date, we have purchased NIS 23,711,654 par value of our notes for an amount of approximately NIS 25.5 million (approximately $7.5 million) and PC has purchased NIS 7,100,000 par value of its Series B Notes for an amount of approximately NIS 7.5 million (approximately $2.2 million). Notes repurchased will be canceled and removed from trading and will not be permitted to be reissued.

During 2010, Europe-Israel (our parent company) purchased our ordinary shares in various transactions on the TASE, as described in the table below.

Period	(a) Total number of shares purchased	(b) Average price paid per share (in NIS)

September 2010	350,000	50.27
November 2010	81,128	48.21
December 2010	170,646	47.07

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

ITEM 18. FINANCIAL STATEMENTS

The information required by this item is set forth in our current report on Form 6-K filed with the SEC on April 18, 2011, and is incorporated by reference herein.

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

4.6
Framework Agreement dated April 22, 2010, among EPN GP, LLC, Macquarie DDR Management Limited, Macquarie DDR Management LLC, Developers Diversified Realty Corporation, DDR MDT Holdings II Trust, DDR Macquarie Fund LLC, DDR MDT PS LLC, DDR MDT MV LLC, Macquarie DDR U.S. Trust Inc., Macquarie DDR U.S. Trust II Inc., Macquarie MDT Holdings Trust, Macquarie MDT Holdings Inc., Belike Nominees Pty Limited and Macquarie Group Services Australia Pty Limited (incorporated by reference to Exhibit 4.6 of Elbit Imaging Ltd.'s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 10, 2010).

4.7
English translation of Management Services Agreement dated May 31, 2006, between Elbit Imaging Ltd. (formerly Elbit Medical Imaging Ltd.) and Europe Israel (M.M.S.) Ltd. (incorporated by reference to Exhibit 4.7 of Elbit Imaging Ltd.'s Current Report on Form 6-K filed with the Securities and Exchange Commission on June 16, 2010).

4.8	Share Purchase Agreement dated December 29, 2010, among B.E.A. Hotels N.V., Park Plaza Hotels Limited and Park Plaza Hotels Europe Holdings B.V.
8.1	List of subsidiaries.
12.1	Certification of the Co-Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Co-Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.3	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Co-Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Co-Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.3	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1
Annual Consolidated Financial Statements for the year ended December 31, 2010 (incorporated by reference to Exhibit 99.1 of Elbit Imaging Ltd.'s Current Report on Form 6-K filed with the Securities and Exchange Commission on April 18, 2011).

15.2	Auditor Report of Brightman Almagor Zohar & Co.
15.3	Attestation Report of Brightman Almagor Zohar & Co.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to hereby sign this annual report on its behalf.

Elbit Imaging Ltd.

By:	/s/ Dudi Machluf
Name: Dudi Machluf
Title: Co-Chief Executive Officer

By:	/s/ Ran Shtarkman
Name: Ran Shtarkman
Title: Co-Chief Executive Officer

Date: June 6, 2011