Form 20-F
period 2011-12-31
ELBIT IMAGING LTD
filed 2012-04-25
CIK 1027662

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report _____________

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
_________________________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act:
NONE
_________________________________________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 24,885,833 ordinary shares, par value NIS 1.00 per share, excluding 3,388,910 treasury shares as of December 31, 2011.

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

        If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17   ☐ Item 18

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act:

YES ☐    NO ☒

FORWARD-LOOKING STATEMENTS

THIS ANNUAL REPORT ON FORM 20-F CONTAINS "FORWARD-LOOKING STATEMENTS,” WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). FORWARD-LOOKING STATEMENTS INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF THE COMPANY AND ITS MANAGEMENT ABOUT THE COMPANY’S BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS, RELATIONSHIPS WITH EMPLOYEES, BUSINESS PARTNERS AND OTHER THIRD PARTIES, THE CONDITION OF ITS PROPERTIES, LOCAL AND GLOBAL MARKET TERMS AND TRENDS, AND THE LIKE. WORDS SUCH AS “BELIEVE,” “EXPECT,” “INTEND,” “ESTIMATE” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS BUT ARE NOT THE EXCLUSIVE MEANS OF IDENTIFYING SUCH STATEMENTS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED, EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS INCLUDING, WITHOUT LIMITATION, THE FACTORS SET FORTH BELOW UNDER THE CAPTION “RISK FACTORS.” ANY FORWARD-LOOKING STATEMENTS CONTAINED IN THIS ANNUAL REPORT SPEAK ONLY AS OF THE DATE HEREOF, AND WE CAUTION EXISTING AND PROSPECTIVE INVESTORS NOT TO PLACE UNDUE RELIANCE ON SUCH STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS DO NOT PURPORT TO BE PREDICTIONS OF FUTURE EVENTS OR CIRCUMSTANCES, AND THEREFORE, THERE CAN BE NO ASSURANCE THAT ANY FORWARD-LOOKING STATEMENT CONTAINED HEREIN WILL PROVE TO BE ACCURATE. WE UNDERTAKE NO OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS.

CURRENCY TRANSLATION

For the reader’s convenience, financial information for 2011 has been translated from various foreign currencies to the U.S. dollar (“$” or "U.S. dollar"), as of December 31, 2011, in accordance with the following exchange rates:

Currency	$1.00 as of December 31, 2011
1 New Israeli Shekel (NIS)	0.2617116
1 Euro	1.2933
1 Great British Pound (GBP)	1.5483
1 Hungarian Forint (HUF)	0.00415
1 Czech Republic Koruny (CZK)	0.05015
1 Romanian LEI (RON)	0.2984
1 Polish Zloty (PLN)	0.2898
1 Indian Rupee (INR)	0.0188
1 Crore (10 million INR)	187,569

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

EXCHANGE RATES

The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 3.754 to the U.S. dollar on April 16, 2012. The exchange rate has fluctuated during the six month period beginning November 2011 through April 16, 2012 from a high of NIS 3.854 to the U.S. dollar to a low of NIS 3.650 to the U.S. dollar. The monthly high and low exchange rates between the NIS and the U.S. dollar during the six month period beginning November 2011 through April 16, 2012, as published by the Bank of Israel, were as follows:

MONTH	HIGH 1 U.S. dollar =NIS	LOW 1 U.S. dollar =NIS
November 2011	3.800	3.650
December 2011	3.821	3.727
January 2012	3.854	3.733
February 2012	3.803	3.700
March 2012	3.814	3.715
April 2012	3.760	3.723

The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years was as follows:

PERIOD	AVERAGE EXCHANGE RATE
January 1, 2007 - December 31, 2007	4.0847 NIS/$1
January 1, 2008 - December 31, 2008	3.586 NIS/$1
January 1, 2009 - December 31, 2009	3.932 NIS/$1
January 1, 2010 - December 31, 2010	3.735 NIS/$1
January 1, 2011 - December 31, 2011	3.577 NIS/$1

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.KEY INFORMATION

A.           SELECTED FINANCIAL DATA

The following selected consolidated financial data of Elbit Imaging Ltd. and its subsidiaries (together, “EI,” "Elbit," the “Company,” “our,” “we” or “us”) are derived from our 2011 consolidated financial statements and are set forth below in table format. Our 2011 consolidated financial statements and notes included elsewhere in this report were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The 2011 consolidated financial statements were audited by Brightman Almagor Zohar & Co., a firm of certified public accountants in Israel and a member of Deloitte Touche Tohmatsu, except for an immaterial associate which was audited by another auditor. Our selected consolidated financial data are presented in NIS. A convenience translation to U.S. dollars is presented for 2011 only.

The selected financial data for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 which are presented in the table below are derived from our consolidated financial statements prepared in accordance with IFRS and do not include consolidated financial data in accordance with U.S. GAAP.

CONSOLIDATED STATEMENTS OF OPERATIONS IN ACCORDANCE WITH IFRS

 (in thousands, except share and per share data)

	FOR THE YEAR ENDED DECEMBER 31
	2011	2011	2010	2009	2008	2007
	Convenience translation
	($'000)	(NIS '000)
Revenues and gains
Gain from bargain purchase	-	-	397,082	-	-	-
Gains from sale of real estate assets	-	-	198,777	-	-	62,621
Commercial centers	30,167	115,270	102,895	85,466	524,163	2,917,616
Gain from fair value adjustment of investment property	26,386	100,818	40,226	3,423	-	-
Investment property rental income	66,686	254,806	122,462	-	-	-
Hotels operations and management	74,993	286,548	403,822	396,736	384,220	395,227
Sale of medical systems	13,956	53,324	33,631	61,683	38,076	49,648
Gains from changes of shareholding in investees	4,044	15,450	-	31,106	49,122	5,310
Sale of fashion merchandise and other	48,436	185,082	174,817	118,386	102,736	68,139
	264,668	1,011,298	1,473,712	696,800	1,098,317	3,498,561

Expenses and losses
Commercial centers	41,776	159,626	156,745	169,253	431,667	1,714,253
Investment property expenses	29,380	112,262	50,571	-	-	-
Hotels operations and management	63,016	240,784	341,291	353,229	355,049	330,063
Cost and expenses of medical systems operation	26,563	101,498	63,973	67,403	55,469	69,953
Cost of fashion merchandise and other	55,416	211,743	197,574	134,142	118,040	80,308
Research and development expenses	16,449	62,851	58,514	73,959	68,759	69,559
General and administrative expenses	16,189	61,857	65,292	66,153	54,944	116,992
Share in losses of associates, net	1,980	7,568	8,275	14,039	12,952	12,667
Financial expenses	67,358	257,371	364,030	283,546	296,527	232,566
Financial income	(17,161)	(65,571)	(40,927)	(92,725)	(135,278)	(73,293)
Change in fair value of financial instruments measured at fair value through profit and loss	(72,850)	(278,360)	49,666	70,702	(225,244)	(18,347)
Write-down, charges and other expenses, net	81,099	309,885	84,664	260,225	68,797	38,233
	309,215	1,181,514	1,399,668	1,399,926	1,101,682	2,572,954

PROFIT (LOSS) BEFORE INCOME TAXES	(44,547)	(170,216)	74,044	(703,126)	(3,365)	925,607
Income taxes (tax benefits)	22,651	86,550	4,920	(35,571)	24,736	16,288
PROFIT (LOSS) FROM CONTINUING OPERATIONS	(67,198)	(256,766)	69,124	(667,555)	(28,101)	909,319
Profit from discontinued operations, net	2,548	9,737	4,401	16,550	4,934	10,289
PROFIT (LOSS) FOR THE YEAR	(64,650)	(247,029)	73,525	(651,005)	(23,167)	919,608

Attributable to:
Equity holders of the Company	(69,332)	(264,919)	61,998	(530,942)	(103,170)	539,749
Non-controlling interest	4,682	17,890	11,527	(120,063)	80,003	379,859
	(64,650)	(247,029)	73,525	(651,005)	(23,167)	919,608

Earnings per share - (in NIS)
Basic earnings (loss) per share:
From continuing operations	(2.89)	(11.04)	2.28	(21.51)	(4.25)	20.80
From discontinued operations	0.10	0.39	0.17	0.65	0.19	0.40
	(2.79)	(10.65)	2.45	(20.86)	(4.05)	21.20
Diluted earnings (loss) per share:
From continuing operations	(2.89)	(11.05)	1.96	(21.53)	(4.30)	20.18
From discontinued operations	0.10	0.39	0.17	0.65	0.19	0.40
	(2.79)	(10.66)	2.13	(20.88)	(4.11)	20.58

Dividend declared per share	0	0	0	0	6.60	6.30

SELECTED BALANCE SHEET DATA IN ACCORDANCE WITH IFRS

	DECEMBER 31
	2011	2011	2010	2009	2008	2007
	Convenience translation
	($ '000)	(NIS '000)

Current Assets	1,584,078	6,052,765	6,572,740	6,777,519	6,076,928	5,808,346
Non Current Assets	1,130,150	4,318,302	4,129,973	2,630,670	2,614,784	2,639,302
Total	2,714,228	10,371,067	10,702,713	9,408,189	8,691,712	8,447,648

Current Liabilities	744,523	2,844,825	2,891,622	2,756,575	2,018,741	935,311
Non Current Liabilities	1,566,965	5,987,372	5,633,570	4,503,443	4,235,188	4,283,335
Shareholders' equity Attributable to:
Equity holders of the company	94,120	359,630	760,740	946,450	1,373,692	2,035,438
Non-controlling interest	308,620	1,179,240	1,416,781	1,201,721	1,064,091	1,193,564
Total	2,714,228	10,371,067	10,702,713	9,408,189	8,691,712	8,447,648

B.            CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.            REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D.            RISK FACTORS

The following is a list of the material risk factors that may affect our business and our results of operations. We cannot predict nor can we assess the impact, if any, of such risk factors on our business or the extent to which any factor, or a combination of factors, may cause actual results to differ materially from those projected in any forward-looking statement. Furthermore, we cannot assess the occurrence, probability or likelihood of any such risk factor, or a combination of factors, to materialize, nor can we provide assurance that we will not be subject to additional risk factors resulting from local and/or global changes and developments not under our control that might impact our businesses or the markets in which we operate.

GENERAL RISKS

Conditions and changes in the local and global economic environments may adversely affect our business and financial results.

Adverse economic conditions in markets in which we operate can harm our business. In recent years, global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. These economic factors include diminished liquidity and tighter credit conditions, leading to decreased credit availability, as well as declines in economic growth and employment levels. The scope and effects of the recent economic instability cannot yet be determined. Partly as a result, entire industries have faced and may be facing extreme contraction and even the prospect of collapse. In addition, recent concerns regarding the possibility of sovereign debt defaults by European Union member countries, such as Greece, which is facing possible default of its sovereign debt obligations, as well as Spain, Italy and the United States, the sovereign debt obligations of which were recently downgraded, has disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. These risks may be elevated with respect to our interactions with third parties with substantial operations in countries where current economic conditions are the most severe, particularly where such third parties are themselves exposed to sovereign risk from business interactions directly with fiscally-challenged government payers.

The credit crisis could have a number of follow-on effects on our business, including a possible: (i) slow-down in our business, resulting from lower consumer expenditure, inability of consumers to pay for products and services, insolvency of consumers or insolvency of key partners, (ii) negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and other sources of funding in the future on terms favorable to us, and engage with co-investors for additional investments in the U.S. retail real estate market, (iii) decrease in asset values that are deemed to be other than temporary, which may result in impairment losses and possible noncompliance with certain financial covenants in credit and loan agreements to which we are a party (such as those relating to loan-to-value parameters and the value of collateral (including real estate or securities), and (iv) imposition of regulatory limitations on financial institutions with respect to their ability to provide financing to companies such as us and/or projects such as those in which we are engaged, while creating a credit crunch. If such financial and economic uncertainty continues, it may materially adversely affect our results of operations and may increase the difficulty for us to accurately forecast and plan future business.

Macro or micro-economic changes as described above, may affect our compliance with covenants we took upon ourself in financing agreements, including but not limited to, as a result of the decrease in the value of our collateral (LTV) (including the decrease in the value of real estate or securities which are pledged to banks). For additional information on pledged assets as stated above, please see Item 5.B "Liquidity and Capital Resources".

We have significant capital needs and additional financing may not be available.

The sectors in which we compete are capital intensive. We require substantial up-front expenditures for land acquisition, development and construction costs, investment in the U.S. real property market, investments in research and development, investment in our retail brands as well as for the ongoing maintenance of our hotels or operation of our commercial centers. In addition, following construction, additional financing is necessary to maintain the centers in good condition until they are sold. Accordingly, we require substantial amounts of cash and financing for our operations. We cannot be certain that such external financing would be available on favorable terms, on a timely basis or at all. Furthermore, any changes in the global economy, real estate or business environments in which we operate, any negative trend in the capital markets, and/or decrease in our credit rating or the credit rating of our securities, might have a material adverse effect on our ability to raise capital.

We and our 62.52% subsidiary, Plaza Centers N.V. (LSE: PLAZ) (WSE: PLAZ/PLAZACNTR) (“PC”) (56.91% on a fully diluted basis), issue debentures to the public in Israel from time to time which are traded on the Tel Aviv Stock Exchange in substantial amounts in order to finance our operations. We and PC depend on our ability to refinance these existing Israeli traded debentures. We have recently experienced a significant decline in trading prices (and corresponding rise in yield returns) of the Israeli traded debentures of PC and us, which has severely impaired, and may continue to impair, our ability to raise additional financing or to refinance our existing debentures through issuances of new Israeli traded debentures at attractive terms or at all. Also, during 2008, and to some extent during 2009, 2010 and 2011, the world markets experienced a financial crisis, which resulted in lower liquidity in the capital markets and lower liquidity in bank financing for real property projects. The financial crisis also affected our ability to obtain financing in Central and Eastern Europe ("CEE") and India for our commercial shopping centers and residential projects in those countries. Lower liquidity may result in difficulties to raise additional debt or less favorable interest rates for such debt. In addition, construction loan agreements generally permit the drawdown of the loan funds against the achievement of pre-determined construction and space leasing or selling milestones. If we fail to achieve these milestones (including as a result of the global financial crisis and the significant decrease in the number and volume of transactions in general), the availability of the loan funds may be delayed, thereby causing a further delay in the construction schedule. If we are not successful in obtaining financing to fund our planned projects and other expenditures, our ability to develop existing projects and to undertake additional development projects may be limited and our future profits and results of operations could be materially adversely affected. Our inability to obtain financing may affect our ability to construct or acquire additional land plots, shopping centers and hotels, and we may experience delays in planned renovation or maintenance of our hotels and commercial centers, or in completion of the construction of our trading property that could have a material adverse effect on our results of operations. Our inability to obtain financing may also affect our ability to refinance our existing debt, which may have a material adverse affect on our results of operations and cash flow.

In addition, our quarterly and annual operating results have, and may in the future, fluctuate significantly. These fluctuations may be caused by various factors, particularly due to significant sales of our properties and the frequency of such transactions as well as changes in valuations of shopping centers in the United States and the effect on certain financial investments that are measured at fair value through profit and loss ("FVTPL") that are subject to market price. As a result of our disposition and acquisition or development of centers, we may experience significant fluctuations in our annual and quarterly results. If we were in need of cash and financing for our operations at a time when our results were low, this may also have an impact on our ability to fund or successfully obtain financing to fund our planned projects and other expenditures.

Our high leverage could adversely affect our ability to operate our business.

We are highly leveraged and have significant debt service obligations, including bank debt and debentures issued in public offerings to investors in Israel. In addition, we and our subsidiaries may incur additional debt from time to time to finance acquisitions or capital expenditures or for other purposes. We will have substantial debt service obligations, consisting of required cash payments of principal and interest, for the foreseeable future.

Some of our lenders require us to maintain and comply with certain financial and operational covenants. Our ability to comply with these covenants may be affected by events beyond our control. A breach of any of the covenants in our debt instruments or our inability to comply with the required covenants could result in an event of default, which, if not cured or waived in a timely manner, could have a material adverse effect on us. In the event of any default under the loan agreements, the lenders thereunder could elect to declare all outstanding borrowings immediately due together with accrued and unpaid interest and other fees, which might trigger cross-defaults under other loan agreements as well. Furthermore, in the event of any default under the loan agreements, such loans should be reclassified as short-term debt. Such classification in our financial statements may improperly reflect our working capital ratio as well as other financial indicators since the assets which were financed by these loans are classified as non-current assets.

As a result of our substantial indebtedness:

•	we could be more vulnerable to general adverse economic and industry conditions;

•	we may find it more difficult to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

•	we will be required to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, reducing the available cash flow to fund other projects;

•	we may have limited flexibility in planning for, or reacting to, changes in our business and in the industry;

•	we may have a competitive disadvantage relative to other companies in our business segments with less debt;

•	we may face difficulties in establishing strategic or other long-term business joint ventures; and

•	we may face difficulties in refinancing our debentures traded on the Tel Aviv Stock Exchange if our or PC's Israeli traded debentures continue to experience a decline in trading prices.

We cannot guarantee that we will be able to generate enough cash flow from operations or that we will be able to obtain sufficient capital to service our debt or fund our planned capital expenditures. In addition, we may need to refinance some or all of our indebtedness on or before maturity. We cannot guarantee that we will be able to refinance our indebtedness on commercially reasonable terms or at all. Subject to the right market conditions, we have the ability under our debt instruments to incur substantial additional indebtedness and any additional indebtedness we incur could exacerbate the risks described above.

Our debentures and PC's debentures were subject to several rating downgrades during 2011. Our debentures were rated, as of November 2011, by Midroog Ltd. an affiliate of Moody's Investors Services at a “baa1/Negative” credit rating and as of November 2011 by Maalot, the Israel Securities Rating Company Ltd. an affiliate of Standard and Poors at an "ilBBB+/Negative" credit rating. PC's debentures traded on the TASE were rated, as of August 2011, by Midroog Ltd. an affiliate of Moody's Investors Services at an “A3/Negative” credit rating and as of November 2011 by Maalot, the Israel Securities Rating Company Ltd. an affiliate of Standard and Poors at an "ilBBB+/Negative" credit rating. As a result of the rating downgrades of our debentures and PC's debentures and any further rating downgrade or suspension or withdrawal of the rating assigned by a rating agency to our debentures or PC's debentures, we may experience increased difficulty in raising debt financing in the future or in refinancing our indebtedness and difficulties in transacting other business, which might limit our operational flexibility.

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

Certain circumstances may affect the fair value of our real estate assets (operating, under construction or held by our U.S. real property investment fund), including, among other things, (i) the absence of or modifications to permits or approvals required for the construction and/or operation of any real estate asset; (ii) in shopping and entertainment centers where a significant part of the rental areas is subject to long-term leases with a small group of retailers which is distinguished from other lessees, we may be exposed to a risk of rental fees rates being significantly lower than originally anticipated and a material long term decline in the business operations of such retailers may therefore have an adverse effect on the real estate assets recoverable amount and their final sale prices; (iii) delays in completion of works, beyond the anticipated target, may adversely affect the fair value of the assets and our results of operations and cash flow; (iv) lawsuits that are pending, whether or not we are a party thereto, may have a significant impact on our real estate assets and/or on certain of our shareholding rights in the companies owning such assets and  (v) full or partial eminent domain proceedings (with or without compensation) regarding such real estate assets. In addition, certain laws and regulations, applicable to our business in certain countries where the legislation process undergoes constant changes, may be subject to frequent and substantially different interpretations; agreements which may be interpreted by governmental authorities so as to shorten the term of use of real estate, and which may be accompanied with a demolition order with or without compensation, may significantly affect the value of such real estate asset. The fair value of our real estate assets may be significantly decreased, thereby resulting in potential impairment losses not previously recorded in our financial results.

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

In addition, the fair value of our real estate assets is highly dependent on the yield rates attributable to these assets. Therefore, any change in the yield rate or interest rate of any of our real estate assets may cause a significant decrease to the fair value of such assets, thereby resulting in potential impairment losses not previously recorded in our financial results.

The failure to comply with government regulation may adversely affect our business and results of operations.

All of our business is subject to numerous national and local government regulations, including those relating to acquisition of real estate properties, building and zoning requirements, fire safety control, access for the disabled, environmental law and health board reviews and standards. In addition, we are subject to laws governing our relationships with employees, including minimum wage requirements, overtime, working conditions, and work permit requirements, and in some localities to collective labor agreements. A determination that we (or any of our tenants, where applicable) are not in compliance with these regulations could result in the imposition of fines, an award of damages to private litigants and significant expenses in bringing our operations into compliance with such laws and regulations. In addition, our ability to dismiss unneeded staff may be hampered by local labor laws and courts which traditionally favor employees in disputes with former employers.

Operating globally exposes us to additional and unpredictable risks.

We conduct our businesses throughout the world and constantly seek new opportunities in various regions of the world. Our future results could be materially adversely affected by a variety of factors relating to international transactions, including changes in exchange rates, general economic conditions, regulatory requirements, tax structures or changes in tax laws or practices, and longer payment cycles in the countries in our geographic areas of operations. International operations may be limited or disrupted by the imposition of governmental controls and regulations, political instability, hostilities, natural disasters and difficulties in managing international operations. We cannot assure you that one or more of these factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition and results of operations. A failure to effectively manage the expansion of our business could have a negative impact on our business. To accommodate our global expansion, we are continuously implementing new or expanded business systems, procedures and controls. There can be no assurance that the implementation of such systems, procedures, controls and other internal systems can be completed successfully.

If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, U.S. holders of ordinary shares may suffer adverse tax consequences.

Generally, if for any taxable year, 75% or more of our gross income is passive income, or at least 50% of the value of our assets, averaged quarterly, are held for the production of, or produce, passive income, we will be characterized as a passive foreign investment company ("PFIC"), for U.S. federal income tax purposes. A determination that we are a PFIC could cause our U.S. shareholders to suffer adverse tax consequences, including having gains realized on the sale of our shares taxed at ordinary income rates, rather than capital gains rates, and being subject to an interest charge on such gain. Similar rules apply to certain "excess distributions" made with respect to our ordinary shares. A determination that we are a PFIC could also have an adverse effect on the price and marketability of our shares. If we are a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. See "Item 10.E. Taxation - Tax consequences if we are a Passive Foreign Investment Company" below.

We are subject to various legal proceedings that may have a material adverse effect on our results of operations.

Certain legal proceedings have been initiated against us, including litigation in connection with the change of control of us and our former subsidiary Elscint Ltd. ("Elscint," which was merged into us in 2010) in May 1999 and the acquisition of the hotel businesses by Elscint in September 1999, as well as motions to certify certain of such claims as class actions and litigation by an individual who claims to have rights to a percentage in us and certain of our subsidiaries. For details refer to note 23B(3) in our annual consolidated financial statements. A determination against us in some or all of these proceedings, mainly those related to class actions, may materially adversely affect our results of operations and cash flow.

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

As of March 31, 2012, Mordechay Zisser, our Executive President and a director, held, directly and indirectly, approximately 49.04% of our issued share capital. For additional information, see "Item 7.A. Major Shareholders." As a result of such holdings, Mr. Zisser has the ability, in effect, to elect the members of our board of directors and to effectively control the outcome of shareholder votes, subject to limitations under the Companies Law. Certain of these shares are pledged as security to lending banks. Change and/or transfer of control in us, either voluntarily as a result from a willful event or as a result from a compulsory foreclosure event with respect to shares that are pledged as security to lending banks, may result in a violation of contractual undertakings made by us towards third parties and/or vest third parties with rights to cancel agreements concluded by these third parties and us, including immediate prepayment of loans and/or credits taken by us. A dispute has arisen between Bank Hapoalim Ltd. (the "Bank") and our controlling shareholder, Europe-Israel (M.M.S.) Ltd. ("Europe-Israel") which is controlled by Mr. Zisser (and together with Europe-Israel – the "Controlling Shareholder") concerning loans and credits of the Controlling Shareholder to the Bank that were secured, inter alia, through pledging some of our shares held by the Controlling Shareholder. Following the above, it should be noted that we are not a party to the negotiations and/or communications between the disputing parties and are not familiar with their contents, however, the aforementioned dispute, if not resolved, may negatively impact our relationship with the Bank.

A loss of the services of members of our senior management, including in particular, that of Mr. Mordechay Zisser, could materially adversely affect our business and results of operations

We depend on the continued services of the members of our senior management team, including in particular that of Mr. Mordechay Zisser, our Executive President and a director. Any loss of the services of Mr. Mordechay Zisser or any other member of our senior management team could result in the loss of expertise necessary for us to succeed, which could cause harm to our operating results and cash flow and impair our ability to meet our objectives. See "Item 6.B. Directors, Senior Management and Employees - Compensation of Directors and Officers – Services of Mr. Mordechay Zisser."

Our annual and quarterly results may fluctuate, which may cause the market price of our shares and debentures to decline.

We have experienced at times in the past, and may in the future experience, significant fluctuations in our quarterly and annual operating results which may cause the market price of our shares and debentures to decline. These fluctuations may be caused by various factors including, among other things, significant sales of our properties, the frequency of such transactions as well as changes in valuations of shopping centers in the United States and the effect on certain financial investments that are measured at fair value through profit and loss (FVTPL) that are subject to market price. We periodically review our business to identify opportunities for the acquisition, development or sale of new commercial centers, hotels or other businesses. As a result of our disposition and acquisition or development of centers, we may experience significant fluctuations in our annual and quarterly results. As a result, we believe that period-to-period comparisons of our historical results of operations may not necessarily be meaningful and that investors should not rely on them as an indication of our future performance. It is likely that in some future periods, our operating results may be below expectations of public market analysts or investors.

We may be restricted from receiving dividends from PC until 2013, which may harm our liquidity.

Following PC's announcement on September 14, 2011 to make an interim cash dividend payment and the subsequent undertaking to its bondholders with respect to future distributions (see "Item 5. Operating and Financial Review and Prospects – Overview" below), we will be restricted in the amount of distributions we may receive from PC during 2012 and 2013. This will reduce one of our cash resources and may affect our liquidity during such periods.

RISKS RELATING TO THE SHOPPING AND ENTERTAINMENT CENTERS BUSINESS

Suitable locations are critical to the success of a shopping and entertainment center; however, there is no guarantee that we will be able to obtain such suitable locations, which may adversely affect our business and results of operations.

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

We are dependent on our ability to enter into new leases on favorable terms with third parties, including anchor tenants (such as the operators of supermarkets, department stores, cinemas, national retail outlets and large electrical appliances stores) in order to receive a profitable price for each shopping and entertainment center or other development. Anchor stores in shopping and entertainment centers play an important part in generating customer traffic and making a center a desirable location for other tenants. We may find it more difficult to engage tenants to enter into leases during periods when market rents are increasing, or when general consumer activity is decreasing, or if there is competition for tenants from competing centers. The recent global economic slowdown, pressures that affect consumer confidence, job growth, energy costs and income gains can affect retail sales growth, and a continuing soft economic cycle (as well as vacancies and available spaces at other shopping centers as a result of the recession) may impact our ability to find tenants for our shopping and entertainment centers. Failure to attract tenants, the termination of a tenant’s lease, or the bankruptcy or economic decline of a tenant may adversely affect the price obtainable for the shopping and entertainment center and adversely affect our financial condition and results of operations. The failure of tenants to abide by the terms of their agreements may cause delays or result in a temporary or long term decline in rental income, the effects of which we may not be able to offset due to difficulties in finding a suitable replacement anchor tenant. Furthermore, the tenants or operators of units comprising part of a development may be unable to obtain the necessary governmental permits or licenses which are necessary for the operation of their respective businesses (for example, the inability of the operator of the proposed casino to be constructed as part of a shopping and entertainment project to maintain a gaming license due to its failure to qualify or comply with the applicant legal requirements). Where such operations are delayed or not permitted due to lack of necessary permits, a negative impact on the attractiveness of the project and on revenues and cash flows may result.

We may lease developed shopping and entertainment centers or other developments at below expected rental rates or sell at a price which is below what was expected or at a delayed date, which would materially harm our business.

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

We may be required to make payments to tenants in occupancy who enjoy enhanced occupational rights in order to vacate the premises, which may result in budget overruns.

We may acquire development sites or existing shopping and entertainment centers that have existing tenants. In so doing, we may acquire lease liabilities and obligations in connection with such acquisitions. As a consequence, our earnings may be affected to the extent that we are obliged to give continued occupancy to tenants with lease payments below market rates for the refurbished or redeveloped center. In addition, we may incur costs in obtaining vacant possession of a site where there are existing tenants who have protected occupancy rights. We may be required to make additional ex gratia payments to such tenants in order to obtain vacant possession before the contractual expiration of such tenants' lease terms. Such payments may result in budget overruns for the project. We may also be obliged to relocate existing tenants, which could delay the development of the site and add to the cost of development. Any of the above costs may also apply should we desire to improve the mixture of tenants, while replacing current lessees, as even if the new mixture is expected to generate more revenues in the long run (which also may not be realized), the above costs will occur in an immediate manner.

There is no assurance that we will successfully implement our construct and dispose strategy on the shopping and entertainment business and in such event our results may be materially adversely affected.

Our strategy in the shopping and entertainment centers business is to dispose of centers upon completion or to retain and operate a shopping and entertainment center on completion, until economic conditions warrant a profitable sale, if that is likely to be more profitable to us than disposing of it. Our decision to sell properties is based on various factors, including market conditions, and we cannot predict when such sales will actually occur. There can be no assurance that we will be able to complete dispositions under commercially reasonable terms or at all. Accordingly, our results of operation can be materially adversely affected.

RISKS RELATED TO UNITED STATES REAL PROPERTY

RISKS RELATED TO THE U.S. INVESTMENT FUND

Our operations and investment in shopping and entertainment centers in the United States have only recently commenced and may not succeed.

Although we have operated in the United States for nearly two years and are currently selling most of our portfolio there, we have a limited operating history upon which investors can evaluate our anticipated performance in our investments in real property in the United States.  Further, some of our principals have a limited history in managing investments in the U.S. real estate market.  We cannot assure that our investments will be successful, that our investment objectives will be realized, that we will be able to find attractive investments or that any benefits or advantages to investors will be available or accomplished.

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

We intend to use REITs for our investments in the United States. Failure of a portfolio company to qualify as a REIT could adversely affect its operations and ability to make distributions.

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

If one of our a portfolio companies were to fail to qualify as a REIT for any taxable year (as happened recently to our two REITs in the United States), it would be subject to U.S. federal income tax on the portfolio company’s taxable income at corporate rates.  In addition, a portfolio company would generally be disqualified from treatment as a REIT for the four taxable years following the year in which it loses its REIT status.  A loss of a portfolio company’s REIT status would mean a reduction in its net earnings available for investment or distribution because of the additional tax liability.  Additionally, distributions to investors would no longer be deductible in computing a portfolio company’s taxable income and it would no longer be required to make annual distributions.  To the extent that distributions had been made in anticipation of a portfolio company's qualifying as a REIT, a portfolio company may be required to borrow funds or liquidate some investments in order to pay the applicable corporate income tax. Furthermore, although a portfolio company intends to operate in a manner intended to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause a portfolio company’s board of directors to recommend that a portfolio company revoke its REIT election.

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

The pending sale of EPN Group’s Properties involves a variety of risks.

In January 2012, the EPN Group entered into an agreement to sell 47 shopping centers located throughout the United States (the "Properties") that were previously held by EDT Retail Trust (formerly Macquarie DDR Trust) ("EDT"), to BRE DDR Retail Holdings LLC, a joint venture between Blackstone Real Estate Partners VII L.P. and/or its affiliates and DDR Corp. and/or its affiliates. The transaction is expected to close in June 2012. See "Item 4.B Business Overview – United States Real Property - Real Estate Investment Portfolio - EDT Retail Trust" below for further details. The closing of this sale is subject to various conditions, including  obtaining consents from the lenders to allow the purchaser to assume certain of the existing debt of the entities  owning the Properties and satisfaction of certain other customary closing conditions, such as obtaining tenant estoppels, accuracy of certain representations and warranties given in the agreement at signing, delivery of title, etc., all in accordance with the terms and conditions of the purchase and sale agreement. In addition, the buyer may terminate the agreement in the event that any material portion of the Properties is damaged, destroyed, condemned or subject to eminent domain proceedings resulting in aggregate costs or impairment in excess of $40 million. If any of the conditions precedent in the agreement are not fulfilled or if the above described material casualty event occurs, we may not be able to complete the sale of the Properties and we would be exposed to a variety of risks, such as:

•
our business may be harmed and our ability to sell the Properties in the future may be impaired. In addition, we will be forced to evaluate other alternatives, which may be less favorable to us than the proposed sale;

•
we will run the risk of disruption of our business without any commensurate benefit. The diversion of management attention from the day-to-day business of the Properties to undertake the necessary actions to achieve the closing of the transaction may detrimentally affect our business. Our executive officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction without any commensurate benefit, which may have a material and adverse effect on our  results of operations;

•
According to our 2012 business plan, the proposed sale of the Properties constitutes a significant source of cash for us and PC in the coming years. If we fail to complete the transaction, we and PC would have to find alternative sources of cash in order to pay our outstanding debts and achieve our business goals. In addition, failure to complete the sale might cause loss of confidence in our traded securities (shares and debentures) by our investors which in turn could cause additional difficulties in raising cash in the capital markets which might affect our business and operations in the coming years; and

•
we may lose the ability to present a successful track-record, which might have a negative impact on our ability to raise funds and to engage with co-investors for additional investments in the U.S. retail real estate market.

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

The hotel industry may be adversely affected by changes in national or local economic conditions and other local market conditions, especially in times of economic crisis. Our hotels, and particularly our hotels in Antwerp and Bucharest, may be subject to the risk of oversupply of hotel rooms. Other general risks that may affect our hotel business are changes in travel patterns, extreme weather conditions, changes in governmental regulations which influence or determine wages, workers’ union activities, changes in interest rates, the availability of financing for operating or capital needs, and changes in real estate tax rates and other current operating expenses. Unforeseen events, such as terrorist attacks, volcanic eruptions, extreme weather conditions, outbreaks of epidemics and health concerns (such as SARS, avian flu, swine flu) and the economic recession had, and may continue to have, an adverse effect on local and international travel patterns and, as a result, on occupancy rates and rates in our hotels. Downturns or prolonged adverse conditions in the real estate or capital markets or in national or local economies and difficulties in securing financing for the development of hotels could have a material adverse effect on our business, results of operations and cash flow, ability to develop new projects and the attainment of our strategic goals.

Competition in the hotels industry could have an adverse effect on our business and results of operations.

The hotel business is highly competitive. This is particularly the case in those areas where there is an oversupply of rooms, such as in Antwerp and Bucharest. Competitive factors within the industry include: (i) convenience of location and accessibility to business centers; (ii) room rates; (iii) quality of accommodations; (iv) brand name recognition; (v) quality and nature of service and guest facilities provided; (vi) reputation; (vii) convenience and ease of reservation systems; and (viii) the supply and availability of alternative lodging.

We operate most of our hotels in geographic locations where other hotels are or may be located. We expect to compete for guests and development sites with national chains, large franchisees and independent operators. Many of these competitors have greater financial resources and better brand name recognition than we do, and may have more established relationships with prospective franchisers, representatives in the construction industry and other parties engaged in the lodging industry. The number of competitive lodging facilities in a particular area could have a material adverse effect on our hotel occupancy and rates and, therefore, revenues and results of our hotels. We believe that competition within the lodging market may increase in the foreseeable future. New or existing competitors may significantly reduce their rates or offer greater convenience, services or amenities or significantly expand or improve hotels in the markets in which we currently or may subsequently compete, thereby materially adversely affecting our business and results of operations.

 We rely on management agreements with the Rezidor Hotel Group which may not provide the intended benefits, and may be terminated. Significant decline in the reputation of the Rezidor Hotel Group or in the performance of our hotels could adversely affect our results of operation.

Our hotels in Belgium and our Radisson hotel complex in Bucharest are either directly or indirectly operated under long-term management agreements with the Rezidor Hotel Group ("Rezidor"). Any significant decline in the reputation of Rezidor or in its ability to ensure the performance of our hotels at anticipated levels could adversely affect our results of operations. If our agreement with Rezidor is terminated, we cannot be certain that we would be able to obtain alternative management services of the same standard on similar or better terms.

The long-term management arrangements entail additional risks, including the possibility that: (i) Rezidor might, at any time, have economic or other business interests that are inconsistent with ours or with the management of the specific hotels; (ii) Rezidor may be in breach of the agreements or in a position to take action contrary to the agreements, or frustrate the execution of acts which we believe to be in the interests of any particular hotel; and (iii) Rezidor might become bankrupt or insolvent.

Disputes or disagreements with Rezidor could result in interruption to the business operations of the hotels in question, and impact the financial condition and results of operations of our hotels division which may be materially adversely affected.

Our agreements with Rezidor impose obligations on us that may force us to incur significant costs.

Our agreements with Rezidor, the management companies of all of our operating hotels, contain specific standards for, and restrictions and limitations on, hotel operation and maintenance. These standards, restrictions and limitations may conflict with our priorities, and impose capital demands upon us. In addition, Rezidor may alter its standards or hinder our ability to improve or modify our hotels. We may be forced to incur significant costs or make capital improvements in order to comply with the requirements of Rezidor and, if our relationship with Rezidor is terminated, to change the franchise affiliation of our affected hotels.

The value of our investment in our hotel properties is subject to various risks related to ownership and operation of real property.

Our investment in hotel properties is subject to varying degrees of risk related to the ownership and operation of real property. The fair value of our hotels and income from the hotels may be materially adversely affected by:

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

Inventory risks are substantial for our residential development business. The risks inherent in controlling or purchasing and developing land increase as consumer demand for housing decreases. Thus, we may have provided conditional undertakings to purchase land or bought and developed land at a cost we will not be able to recover fully or on which we cannot build and sell homes profitably. Our deposits for building lots controlled under option or similar contracts may be put at risk. The value of undeveloped land, building lots and housing inventories can also fluctuate significantly as a result of changing market conditions. In addition, inventory carrying costs can be significant and can result in reduced margins or losses in a poorly performing project or market. In the present weak market conditions, we may have to sell homes and developed land for lower margins or at a loss and we may record significant inventory impairment charges.

Our goals for years of supply for ownership and control of land and building lots are based on management’s expectations for future volume growth. In light of the weaker market conditions currently prevailing, we might have to significantly slow our purchases of land and lots as part of our strategy to reduce our inventory to better match our reduced rate of production. Because future market conditions are uncertain, we cannot provide assurance that these measures would be successful in managing our future inventory risks.

We may not be able to achieve ample supply levels in order to meet schedules for housing projects.

The residential development industry has from time to time experienced significant difficulties that can affect the cost or timing of construction, including:

•	difficulty in acquiring land suitable for residential building at affordable prices in locations where our potential customers would like to live;

•	shortages of qualified trades people;

•	reliance on local subcontractors, who may be inadequately capitalized;

•	shortages of materials; and

•	volatile increases in the cost of labor and materials, particularly increases in the price of lumber, drywall and cement, which are significant components of home construction costs.

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

Building permits may contain conditions that we must satisfy in order to develop a project. Such conditions may require us to contribute to local infrastructure or alter a planned development to include additional landscaping or planted areas. If we are obligated to maintain certain areas of the project site as “green areas” this may reduce areas that contribute to revenues, such as leasable areas, hotel rooms, commercial space and apartments, which in turn may reduce potential revenues while increasing development costs.

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

We depend on contractors and subcontractors to construct our real estate, which may lead to increased development and construction costs and the loss of our competitive advantage.

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

In certain projects we rely on local joint venture partners to work with us in developing the project, which, in certain cases, may be awarded the performance of construction work, obtaining of permits, marketing and sales or any combination of the above. In such projects, we rely on our partner to perform its scope of work under the joint venture or joint development agreement. If our partner does not perform for any reason (either due to default, bankruptcy or other reasons), or if we cannot enter into agreements with the partner to perform these tasks on terms acceptable to us or at all, we will incur additional costs, or enter into a deadlock, which will have an adverse effect on our business. Such occurrences may cause delays in construction, thus exposing us to a loss of our competitive advantage. By relying on partners, we become subject to a number of risks relating to these entities, such as quality of performance, varied work ethics, performance delays, construction defects, breach or non-performance of agreements and the financial stability of the partner.

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

Acquiring, developing and renovating real property involve substantial risks, and we cannot be certain of the success of any future projects.

Part of our strategy is to develop new hotels, commercial centers or residential projects and to acquire and redevelop old or under-performing real estate assets. Acquiring, developing and renovating real property involves substantial risks, including: (i) costs exceeding budget or amounts agreed upon with contractors, because of various factors, such as delays in completion of construction; (ii) competition for acquisition of suitable development sites from competitors, who may have greater financial resources; (iii) the failure to obtain zoning and construction permits; (iv) unavailability of financing on favorable terms, if at all; (v) the failure of properties to earn profits sufficient to service debt incurred in construction or renovation, or at all; (vi) the failure to comply with labor and workers’ union legal requirements; (vii) relationships with and quality and timely performance by contractors and sub-contractors; and (viii) compliance with changes in governmental rules, regulations, planning and interpretations.

We cannot be certain that present or future development or renovation will be successful. If we are not successful in future projects, it will have a material adverse effect on our business. For successful growth, we must be able to develop or acquire real property on attractive terms and integrate such properties into our existing operations. We cannot be certain that newly acquired (or constructed or refurbished) real property will perform as we expect or that we will be able to realize projected cost savings for acquired properties.

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

  In addition, the number of prospective buyers interested in purchasing real estate properties may be limited.  Therefore, if we want to sell one or more of the properties in our portfolio, we may not be able to dispose of the property in the desired time period and may receive less consideration than we originally invested in the property.

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

RISKS RELATING TO OUR MEDICAL COMPANIES

InSightec Ltd., our subsidiary, is currently dependent on sales of the ExAblate for the treatment of uterine fibroids and the sale of research systems for its clinical research. Inability to sell the ExAblate at appropriate prices will result in an adverse effect on our results of operations.

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

InSightec is dependent on further capital investments.

Until InSightec will achieve broad market acceptance of the ExAblate and be able to generate sufficient sales to support its business, it will need to obtain additional capital investments to support its business in general and, in particular, its significant research and development costs and expenses. The current volume of sales and backlog of InSightec will not suffice to maintain its current cash burn-rate and expenditure levels, and InSightec's inability to obtain additional funding sources, particularly capital investments, might have a material adverse effect on its business and/or ability to continue its operations.

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

RISKS RELATING TO THE FASHION APPAREL BUSINESS

Our fashion retail brand is dependent on one single franchise and supplier which could cause delays or disruptions in the delivery of products, which may harm our business and results of operations.

Elbit Fashion Ltd. ("Elbit Fashion"), our wholly owned subsidiary, depends on franchises and supply of products from an individual supplier, Punto Fa S.L., which is the owner of the MANGO-MNG™ brand ("Punto Fa").  If such franchisor ends its relationship with Elbit Fashion or enter into liquidation, Elbit Fashion’s business in Israel with respect to the products supplied by such supplier will be terminated. In addition, Elbit Fashion relies on the supply of its products from such supplier and may face a shortage of inventory if there is a worldwide excess demand for a specific brand’s products. If either of these events occurs, our results of operations may be adversely affected.

Our fashion retail brand operates only in Israel and is therefore exposed to Israeli market risks.

Elbit Fashion operates only in Israel and therefore may be affected by risks associated with the Israeli market without the ability to mitigate such risks through operation in other regions not exposed to the same risks, influences and trends. For further details, see "Risks Relating to Israel" below.

A rise in wage levels in Israel could adversely affect Elbit Fashion’s financial results.

Elbit Fashion relies mainly on minimum wage employees. From time to time, the Israeli government increases the statutory minimum wage and minimum pension employer participation. If wage levels generally, and particularly the minimum wage in Israel, increase, Elbit Fashion’s results of operations could be harmed.

The apparel industry is subject to changes in fashion preferences. If the manufacturers of products marketed by Elbit Fashion misjudge fashion trends, or if Elbit Fashion fails to choose from its supplier's inventory design products that appeal to our customers, our sales could decline and our results of operations could be adversely affected.

Neither our supplier (Punto Fa) nor Elbit Fashion may be successful in anticipating and responding to fashion trends in the future. Customer tastes and fashion trends change rapidly. Our success depends in part on the ability of our supplier's to effectively anticipate and respond to changing fashion tastes and consumer demands and to translate market trends into appropriate, saleable product offerings far in advance. If they are unable to successfully anticipate, identify or react to changing styles or trends and misjudge the market or any new product lines, or if our supplier offers products that, although appropriate in the international market, do not account for particular Israeli taste and fashion preferences (as Israel is a small and negligible market from a worldwide perspective), or if we fail to choose from design products from our suppliers inventory that appeal to our customers’ changing fashion preferences, Elbit Fashion’s sales will decline and we may be faced with a significant amount of unsold inventory. As a result, we may be forced to increase our marketing promotions or price markdowns, which could have an adverse effect on our business. Our brand name may also suffer if customers believe merchandise misjudgments indicate that Mango no longer offer the latest or relevant fashions.

A change in customs rates and custom and harbor strikes could adversely affect Elbit Fashion’s financial results.

Elbit Fashion is subject to Israeli customs duty since all of its products are imported. An increase in customs rates on Elbit Fashion’s products could adversely affect Elbit Fashion’s ability to compete against local manufacturers or with products from countries which enjoy more favorable customs rates in Israel. On the other hand, a reduction in customs rates may encourage entrance penetration of new competitors to the market. In addition, since most, if not all, of Elbit Fashion’s products are imported, custom and harbor strikes and delays could adversely affect Elbit Fashion’s ability to meet customer demands in a timely manner and adversely affect Elbit Fashion’s financial results.

Elbit Fashion may be unable to compete favorably in the highly competitive fashion retail industry, and Elbit Fashion’s competitors may have greater financial, geographic and other resources.

The sale of fashion retail is highly competitive. Elbit Fashion competes directly with a number of Israeli and international brands some of which have longer operating histories and enjoy greater financial and marketing resources than Elbit Fashion. For example, as a result of their greater financial and marketing resources, Elbit Fashion’s competitors may have the ability to obtain better geographic locations for their stores in shopping and entertainment centers, with better traffic flow and access to customers, which would have a positive impact on their sales.

Increased competition could result in pricing pressure, increased marketing expenditures or loss of market share to competitors and adversely affect Elbit Fashion’s revenues and profitability. There can be no assurance that Elbit Fashion will be able to compete successfully against existing or new competitors.

Furthermore, Elbit Fashion has a single brand operation with the "Mango" brand and, hence, is exposed to risks associated with this brand and its success. During the recent past, the Israeli fashion apparel market has been characterized by mergers and acquisitions and expansion of retailers and franchisees to become multi-branded operators, enjoying the economics of scale, including, among other things, a better ability to obtain financing, strong bargaining power vis-à-vis shopping centers' owners (such as in regards to obtaining better locations and reduced lease rates for their stores), reduced overhead costs per each brand, and increased ability to mitigate and absorb seasonal or temporary decrease in sales volume in one brand by compensating through sales of another brand. This might lead to a loss of Mango's market share to such competitors and could materially adversely affect Elbit Fashion’s revenues and profitability and ability to compete successfully against such competitors.

Elbit Fashion relies on its ability to maintain its existing spread of stores and to expand to new favorable locations.

Elbit Fashion's ability to open new stores depends on the availability of real estate that meets its strategic and marketing targets. Elbit Fashion must also be able to effectively renew its existing store leases in order to maintain its existing footprint in the Israeli market. Failure to secure adequate new locations or to successfully renew existing leases could affect Elbit Fashion’s profitability, operational results and its financial condition.

Elbit Fashion is subject to certain contractual obligations with its fashion supplier.

Elbit Fashion is contractually obligated to purchase certain minimum quantities of stock from its suppliers and to maintain a certain spread of stores in which to sell the brands of its suppliers. A breach of these contractual obligations, or expenditures in complying with these obligations could affect Elbit Fashion’s profitability, operational results and its financial condition.

Elbit Fashion has no control over fluctuations in the cost of the raw materials it uses and a rise in costs could harm Elbit Fashion's profitability.

Elbit Fashion buys its inventory from an international supplier, which is responsible for the design and manufacturing of all of Elbit Fashion’s products. The prices of the inventory that Elbit Fashion purchases from such supplier is dependent on its manufacturing costs. Manufacturing costs are substantially dependent on the prices of raw materials and level of wages in the countries where the products are manufactured. Therefore, an increase in the manufacturing costs will cause an increase in Elbit Fashion’s cost of goods sold and Elbit Fashion may not be able to pass on the increased costs to its customers. Such increased costs would likely adversely affect Elbit Fashion’s profitability, operational results and its financial condition.

A devaluation of the NIS against foreign currencies could harm Elbit Fashion’s profitability.

Elbit Fashion buys its entire inventory that it markets and sells from an international supplier. The purchase price of this inventory is in Euro while the selling price of such inventories in Israel is in NIS. Therefore, a devaluation of the NIS against the Euro will cause an increase in Elbit Fashion’s cost of goods sold expressed in NIS, and Elbit Fashion may not be able to pass the increased costs to its customers. This would likely adversely affect Elbit Fashion’s profitability, operational results and its financial conditions.

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

We are incorporated under Israeli law and our principal offices are located in Israel. In addition, our operations in our other lines of business, such as Elbit Fashion and venture capital investments operate in Israel. Political, economic and security conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, various armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians. In addition, acts of terrorism, armed conflicts or political instability in the region could negatively affect local business conditions and harm our results of operations. We cannot predict the effect on the region of any diplomatic initiatives or political developments involving Israel or the Palestinians or other countries in the Middle East. Recent political events in various countries in the Middle East have shaken the stability of those countries. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us.

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

Many of the Eastern European countries in which we operate are countries which were allied with the former Soviet Union under a communist economic system, and they are still subject to various risks. Certain Eastern European countries, in particular those countries that are not expected to join the European Union in the near future, are still economically and politically unstable and suffer from political and criminal corruption, lack of commercial experience, unpredictability of the civil justice system, land expropriation, changes in taxation legislation or regulation, changes to business practices or customs, changes to laws and regulations relating to currency repatriation and limitations on the level of foreign investment or development. Certain Eastern European countries also continue to suffer from high unemployment and low wages. These risks could be harmful to us and are very difficult to quantify or predict. Although many governments of Eastern European countries have liberalized policies on international trade, foreign ownership and development, investment, and currency repatriation to increase international trade and investment, such policies might change unexpectedly. We will be affected by the rules and regulations regarding foreign ownership of real and personal property. Such rules may change quickly and dramatically and thus may have an adverse impact on ownership and may result in a loss without recourse of our property or assets. Domestic and international laws and regulations, whether existing today or in the future, could adversely affect our ability to market and sell our products and could impair our profitability.

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

For a summary of our recent acquisitions, dispositions and other activities and of our capital expenditures and divestitures during the years 2009, 2010 and 2011 and that are currently in progress, see “Item 5. Operating and Financial Review and Prospects - Overview.”

B.            BUSINESS OVERVIEW

We operate in the following principal fields of business:

•
Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through PC. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale;

•	U.S. Real Property - Investment in commercial real property in the United States;

•	Hotels - Hotel operation and management;

•
Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine;

•	Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India;

•	Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and

•
Other Activities - (a) venture capital investments and (b) potential investments in hospitals and farm and dairy plants in India. We have presently decided to suspend our investment activities in hospitals and farm and dairy plants in India until we are satisfied that the economy has recovered sufficiently to resume such activities.

Shopping and Entertainment Centers

This business includes mainly shopping and entertainment centers which are currently under construction and/or development in capital and important regional cities in various countries in CEE and India. In addition to the shopping and entertainment centers business, our real estate portfolio includes certain mixed-use real estate projects which include predominantly shopping and entertainment centers combined with other elements of operations, including offices, residential units, conference centers and leisure facilities. In this segment, we also include other real estate projects, such as office buildings. In this annual report, we refer to all projects mentioned above, as “shopping and entertainment centers.” Construction or development of each such project is generally conducted through a special purpose project corporation, owned by PC. In certain cases, such special purpose corporation is held as a joint venture with project partners.

As at the date of this annual report, our shopping and entertainment segment of operations includes a total of seven operating projects and 27 projects in various stages of planning, development and construction, including 14 shopping and entertainment centers, 14 mixed-use projects and one office building. Our projects are located in Bulgaria, the Czech Republic, Greece, Hungary, India, Latvia, Poland, Romania and Serbia.

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

Depending on economic conditions and property yields, our strategy in CEE is to either dispose of a shopping and entertainment center upon completion, or retain and operate a shopping and entertainment center on completion, until economic conditions warrant a profitable sale, if that is likely to be more profitable to us than disposing of it on completion. Currently, under the existing market conditions in India and CEE, our strategy in relation to our investments in this region is initially to hold and operate, until sufficient sale prices are available. We estimate the development, holding and operating period of our investments in India to be between five to eight years.

During the last few months of 2008 there was extraordinary turbulence in economic and financial markets worldwide which impacted considerably on activity in real estate markets worldwide, with the lack of availability of financing being a key factor behind the dramatic slowdown in investment transactions. Although debt market conditions slightly improved in 2009 and the slowdown was still felt in 2010 and 2011 to a certain degree, and the repercussions of the global recession are still very strong and PC's management estimates that they will continue to have an impact on current and potential tenants for some time. With this in mind, PC will continue to take a targeted approach to its development pipeline, concentrating on projects where it sees the strongest retail demand and in countries which have shown relative resilience during the economic crisis. The two projects that PC has started construction on in the second half of 2010, in Torun, Poland and Kragujevac, Serbia, reflect this strategy as demonstrated by the level of pre-leases PC has achieved prior to construction and its ability to secure development finance on these sites.

PC proceeds selectively with its target development program in CEE and in India, and holds and manages completed assets as income-generating investments until the sale yields are sufficient, whilst continuing to identify opportunities to expand its activities into new regions.

During 2010 PC commenced the construction of two developments in Torun in Poland and Kragujevac in Serbia. Torun was completed and opened in November 2011 and Kragujevac was completed and opened in March 2012. The remainder of PC's development pipeline projects are in various stages of design, awaiting to receive permits or under construction. Commencement of these projects will depend, amongst other things, on the availability of external financing. Our projects in the shopping and entertainment centers business are divided into four principal project categories: (i) operating projects; (ii) shopping and entertainment centers under development; (iii) mixed-use projects with predominant retail characteristics, under development; and (iv) other projects (offices and other yielding real estate projects). Set forth below is information with respect to the projects in each category.

Operating Projects

Riga Plaza - Riga, Latvia

In March 2009, PC opened the Riga Plaza in Latvia. This shopping and entertainment center is located on the west bank of the Daugava River, and is comprised of a three-floor shopping and entertainment center with a GLA of approximately 49,000 square meters and over 1,500 parking spaces. It houses over 140 stores, anchored by a supermarket on the ground floor, an eight-screen multiplex cinema and a 2,000 square meter bowling and entertainment area.

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

Torun Plaza – Torun, Poland

In November 2011, PC opened the Torun Plaza in Torun, Poland, an 800-year old city of 200,000 inhabitants located in the north-west of Poland. This shopping and entertainment center comprises 40,000 square meters of gross lettable area spread over two floors with approximately 1,100 parking spaces. The center includes an eight screen cinema, fantasy park entertainment center as well as over 120 shops with international and local brands. This center is 100% owned by PC. Certain management services of the Torun Plaza are conducted by a third party management company.

Kragujevac Plaza - Kragujevac, Serbia

In March 2012, PC opened the Kragujevac Plaza in Kragujevac, Serbia, the fourth largest city in Serbia and the capital of the Sumadjia Region in central Serbia. This shopping and entertainment center comprises 22,000 square meters of gross lettable area spread over two floors with approximately 700 parking spaces. The center contains the only cinema and bowling facilities in the area and Circus Playground, as well as over 95 shops with international and local brands. This center is 100% owned by PC.

Koregaon Park Plaza – Pune, India

On March 2, 2012, PC opened its first shopping mall in India, the Koregaon Park Plaza in Pune, the second largest city in the state of Maharashtra. This shopping and entertainment center comprises 41,500 square meters of gross lettable area spread over two and a half floors with approximately 930 car parking spaces and 930 two-wheeler slots. The shopping mall includes a seven screen PVR cinema, the blu-O bowling and Timezone entertainment center as well as over 120 shops with international and local brands. This mall is owned exclusively by PC.

Shopping and Entertainment Centers under Development

Name of Project	Location	Title	PC Share %1	Approximate Land Area (m2)	Approximate Gross Lettable Area (m2)	Estimated Completion	Status
Lodz Plaza	Lodz, Poland	Perpetual Usufruct	100	50,000	45,000	2014	Planning and development stage
Csiki Plaza	Miercurea Ciuc, Romania	Ownership	100	33,000	14,000	-	Planning and development stage
Uj Udvar 2	Budapest, Hungary	Ownership	35	8,700	16,000	-	Operating, currently working on refurbishment plans
Timisoara Plaza	Timisoara, Romania	Ownership	100	32,000	38,000	2014	Planning and development stage
Kielce Plaza	Kielce, Poland	Perpetual Usufruct	100	30,000	33,000	2014-2015	Planning and development stage
Leszno Plaza	Leszno, Poland	Perpetual Usufruct	100	17,000	16,000	2015-2016	Planning and development stage
Sport Star Plaza	Belgrade, Serbia	Land use rights	100	30,000	45,000	2014	Planning and development stage
Shumen Plaza	Shumen, Bulgaria	Ownership	100	17,000	20,000	2014-2015	Planning and development stage
Slatina Plaza	Slatina, Romania	Ownership	100	20,000	17,000	2014-2015	Planning and development stage
Constanta Plaza	Constanta, Romania	Ownership	100	26,000	18,000	2014	Planning and development stage
Hunedoara Plaza	Hunedoara, Romania	Ownership	100	41,000	13,000	2014	Planning and development stage
Targu Mures Plaza	Targu Mures, Romania	Ownership	100	31,000	30,000	2014-2015	Planning and development stage
Pireas Helios Plaza	Athens, Greece	Ownership	100	15,000	26,000	2014	Planning and development stage
__________________________
1	Directly or indirectly.
2	Uj Udvar is currently active and has an approximate GLA of 12,000 square meters and approximately 14,000 square meters of parking areas.

Total additional estimated costs of construction, required for completion of all of the above projects and the percentage of pre-leased areas are presented in the following table:

Country	Estimated cost of completion	Percentage Pre-leased *
Poland	€137 million (approximately $178 million)	-
Romania	€158 million (approximately $206 million)	-
Hungary	€18 million (approximately $23 million)	-
Serbia	€66 million (approximately $86 million)	-
Bulgaria	€26 million (approximately $34 million)	-
Greece	€57 million (approximately $74 million)	-
________________

*              In respect of those projects that are under construction.

Mixed-use Projects - Predominantly Retail Projects, Under Development

Name of Project	Location	Title	PC Share %		Approximate Land Area (m2)	Approximate Gross Lettable Area (m2)		Estimated Completion	Status
The Dream Island	Budapest, Hungary	Ownership / land use rights	43.5	1	320,000	350,000	2, 3	2014-2016	Planning and development stage. An exclusive casino license has been awarded.
Casa Radio	Bucharest, Romania	Leasing for 49 years	75	4	102,000	600,000	2, 5	2014-2016	Planning and development stage
Iasi Plaza	Iasi, Romania	Ownership	100		46,500	62,000		2015	Planning and development stage
Belgrade Plaza	Belgrade, Serbia	Ownership	100		9,000	70,000	2	2015	Planning and development stage
Sofia Plaza Business Center	Sofia, Bulgaria	Ownership	51		79,500	44,000		2015	Planning and development stage
Kharadi	Kharadi, Pune, India	Ownership	50	6	56,000	250,000	2, 7	2012-2015	Phase one completed; Phase two planning and development stage
________________________________________________

1
Indirectly (PC has a 50% shareholding in a company which has an 87% interest in the consortium which owns the project. The remaining interests are 10% held by a company controlled by the managing director of the consortium and a further 3% is owned by minority shareholders).

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

7
This project is expected to include an office complex comprised of four office buildings with an estimated GBA of approximately 160,000 square meters (including underground parking). The construction of the first phase of Kharadi, a 28,000 square meters GLA office building known as "Matrix One", was completed.

Total additional estimated costs of construction, required for completion of all of the above projects and the percentage of pre-leased areas are presented in the following table:

Country	Estimated cost of completion	Percentage Pre-leased *
Hungary	€816 million (approximately $1,060 million)	-
Romania	€778 million (approximately $1,006 million)	-
Serbia	€88 million (approximately $115 million)	-
Bulgaria	€52 million (approximately $67 million)	-
India	€74 million (approximately $96 million)	-
________________

*              In respect of those projects that are under construction.

Other Projects (Offices and Other Yielding Real Estate Projects)

Arena Plaza Extension, Budapest, Hungary

The Arena Plaza extension is a planned office addition of approximately 40,000 square meters GLA to the Arena Plaza in Budapest, Hungary (a shopping and entertainment center of 66,000 square meters sold to aAIM in 2007). The project is in the preliminary phase and is scheduled to open in 2015.

Plaza-BAS. B.V, Romania

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

Out of the seven existing BAS projects, the following are for office development:

•
Brashov - PC owns a 25% share in an office development project known as the Primavera Tower Brasov with a planned GLA of approximately 10,800 square meters. It is anticipated that the project will be completed in 2016.

•
Ploiesti - PC owns a 25% share in an office development project known as the Primavera Tower Ploiest, with an expected GLA of approximately 10,500 square meters. It is anticipated that the project will be completed in 2015.

Total additional estimated costs of construction, required for completion of all of the above projects and the percentage of pre-leased areas are presented in the following table:

Country	Estimated cost of completion	Percentage Pre-leased *
Hungary	€42 million (approximately $55 million)	-
Romania	€47 million (approximately $61 million)	-
________________

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

Under the agreement each party committed to invest at least $100 million (for a combined total of at least $200 million) in a U.S. investment platform. The Sponsors established the Fund to seek third party investors to co-invest with the Sponsors in investments in the U.S. retail and commercial real estate sectors. The agreement provides that the parties will identify and locate potential investments during a two-year period in which the Sponsors will acquire assets or enter into joint ventures with owners of relevant assets or portfolios, with the objective of selling the acquired assets or holdings them until the end of the term of the Fund, which was intended within a five-to-seven-year period of the initial closing of the Fund.

In June 2010, the Fund raised $31 million in capital commitments from Menora Mivtachim Insurance Ltd. and certain of its affiliates ("Menora"). The first investment vehicle of the U.S. investment platform is EPN GP LLC ("EPN"), in which each of Elbit Plaza USA indirectly holds and Eastgate directly holds a 43.29% ownership interest, and the remaining 13.42% ownership interest is held by the Fund. The second investment vehicle of the U.S. investment platform is EPN EDT Holdings II LLC (and collectively with EPN and their affiliates, the “EPN Group”), in which each of Elbit Plaza USA indirectly holds and Eastgate directly holds a 47.29% ownership interest, and the remaining 5.43% ownership interest is held by the Fund (each of Elbit Plaza USA and Eastgate indirectly holds through EPN Fund GP LLC, an additional ownership interest in the Fund).

Real Estate Investment Portfolio - EDT Retail Trust

In June 2010, EPN completed an investment of approximately $116 million in EDT, then an Australian publicly traded trust. Following completion of that transaction, EPN became EDT's largest unitholder, holding an approximately 47.8% ownership interest in EDT. At the same time, EPN also acquired from Macquarie Bank its 50% ownership interest in the responsible entity that provided management services to EDT (while the remaining 50% ownership interest remained vested with Developers Diversified Realty Corporation (now DDR Corp.)). In March 2011, EPN EDT Holdings II LLC commenced an off-market takeover bid for all of the units in EDT not already held by EPN, which was successfully completed in August 2011. Upon completion of that transaction, the EPN Group became the holder of 100% of the outstanding units of EDT, at an additional cost of approximately $242 million, and EDT was delisted from trading on the Sydney Stock Exchange, transferred the U.S. REITs it held to the Fund, and was voluntarily liquidated.

The Fund currently holds and operates 49 retail properties, which altogether total approximately 11.1 million square feet of leasable area with a leased rate of approximately 88% and over 730 leases generating annual net operating income (NOI) of approximately $105 million as of December 31, 2011. EDT valued these portfolios at approximately $1.47 billion as of December 31, 2011, with total secured debt of approximately $947 million. The portfolios consist mainly of community shopping centers throughout major regions of the United States, with assets located in 20 states.

Assets in the portfolios are typically "open-air" complexes, with a number of retail "boxes" housing tenants and open-air parking lots. This format has proven to be a popular retail concept in the United States. The centers are often located near major highways and thoroughfares and have been specifically designed to offer consumers convenience and accessibility. Assets in the portfolios are modestly fitted, have straightforward construction and design and generally have a single entrance and checkout. The simplicity in design results in lower operating and ongoing costs relative to traditional enclosed shopping mall formats. Retailers are attracted to the low costs associated with the format, which has gained popularity among discount and value oriented retailers.

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

The total portfolio average annualized base rent per occupied square foot, as of December 31, 2011, was $12.37. The portfolio has over 440 tenants with the largest tenant representing 6.0% of the portfolio’s annual base rent. No single lease represents more than 1.87% of annual base rent, further highlighting the portfolio’s diversified income base. The following table provides details about the top ten tenants in the portfolio as of December 31, 2011:

Tenant	Approximate Gross Lettable Area (ft2)	Number of Leases
TJX Companies	655,400	17
PetsMart	379,900	17
Kohl’s	811,100	9
Dick’s Sporting Goods	304,100	6
Best Buy	282,100	6
Bed Bath & Beyond	275,000	9
Jo-Ann Stores	288,900	9
Wal-Mart	304,900	4
Gap	144,700	8
Office Max	243,500	10
Total:	3,989,600	82

The following table sets forth certain information with respect to the portfolio's assets as of December 31, 2011.

Property(1)	Location	Total GLA (sq.ft., '000)	Title	WALE (2) (years)	Anchors and Major Tenants

Connecticut Commons	Hartford, CT	566.5	Ownership	6.5	Lowe's, Lowe's Cineplex, Kohl's, Dick's Sporting Goods, Marshall's
Riverdale Village Outer	Coon Rapids, MN	497.7	Ownership	5.1	Sears, Kohl's, Best Buy, Dick's Sporting Goods , Bed Bath & Beyond
Brown Deer Center	Brown Deer, WI	261.7	Ownership	4.6	Kohl's, TJ Maxx, Office Max, Michaels, Old Navy
Shoppers World of Brookfield	Brookfield, WI	182.7	Ownership	4.0	Burlington Coat Factory, Marshall's, TJ Maxx, Office Max
Marketplace at Brown Deer	Brown Deer, WI	143.4	Ownership	3.2	Pick N Save, Anna's Linens, McDonald's
Lake Brandon Village	Brandon, FL	114	Ownership	6.2	Sports Authority, buybuyBaby, Petsmart
The Plazas at Great Northern	North Olmstead, OH	628.2	Ownership	3.7	Home Depot, Marc's, Jo-Ann Fabric, Best Buy, Bed Bath & Beyond
Belden Park Crossings	Canton, OH	478.1	Ownership	3.3	Kohl's, Dick's Sporting Goods, Value City Furniture, Jo-Ann Fabric, HH Gregg
Merriam Town Center	Merriam, KS	351.2	Ownership	4.7	Cinemark, Hen House, Dick's Sporting Goods, Marshall's, Petsmart

Property(1)	Location	Total GLA (sq.ft., '000)	Title	WALE (2) (years)	Anchors and Major Tenants

Riverdale Village Inner	Coon Rapids, MN	280.4	Ownership	5.3	JC Penny, Borders, Petsmart, ULTA
Midway Marketplace	St Paul, MN	324.4	Ownership	7.2	Herbergers, Wal-Mart, Cub Foods, LA Fitness
Township Marketplace	Monaca, PA	298.6	Ownership	5.5	Lowe's, Cinemark, Michaels, Petsmart
Cool Springs Pointe	Brentwood, TN	201.4	Ownership	3.1	Best Buy, Ross Dress For Less, DSW, Golf Galaxy, Old Navy
Lake Walden Square	Plant City, FL	261.9	Ownership	3.9	Sweetbay, Premiere Cinema's
Winter Park Palms	Winter Park, FL	112.3	Ownership	2.3	Publix
Piedmont Plaza	Apopka, FL	148.1	Ownership	6.1	Bealls
Union Consumer Square	Buffalo, NY	386.5	Ownership	6.6	Sam's Club, Marshall's, Office Max, Bed Bath & Beyond, Jo-Ann Fabric
Spring Creek	Fayetteville, AR	262.8	Ownership	5.1	Best Buy, Bed Bath & Beyond, TJ Maxx, Old Navy, Jo-Ann Fabric
River Hills	Asheville, NC	191	Ownership	5.4	Carmike Cinema, Dick's Sporting Goods, Office Max, Michaels
Walden Consumer Square	Buffalo, NY	256.5	Ownership	3.6	Target, Price Rite, Office Depot, Michaels, Petsmart
Steele Crossings	Fayetteville, AR	136.9	Ownership	4.9	Kohl's, Petsmart
Towne Center	Nashville, TN	107.9	Ownership	3.4	Toys R Us, TJ Maxx, Jo-Ann Fabric, Party City
Erie Marketplace	Erie, PA	113	Ownership	1.9	Marshall's, Bed Bath & Beyond, Babies R Us

Property(1)	Location	Total GLA (sq.ft., '000)	Title	WALE (2) (years)	Anchors and Major Tenants

Premier Place	Buffalo, NY	141.6	Ownership	7.6	Stein Mart, The Premier Group, Hallmark Cards
Union Road Plaza	Buffalo, NY	170.5	Ownership	2.9	Dick's Sporting Goods
Batavia Commons	Batavia, NY	49.4	Ownership	2.7	Dollar Tree, Advance Auto Parts, Ashley Furniture
Walden Place	Buffalo, NY	68	Ownership	4.6	Ollies Bargain Outlet, Destination Maternity
Borders	Buffalo, NY	26.5	Ownership	0.0	Borders
BJ's Plaza	Batavia, NY	95.8	Ownership	4.7	BJ's Wholesale Club, Sears Hardware
Harbison Court	Columbia, SC	255.6	Ownership	3.4	Ross Dress for Less, Marshall's, Barnes & Noble, Office Depot
Lakepointe Crossing	Plant City, FL	315	Ownership	3.4	Academy Sports, Mardell's Bookstore
Pioneer Hills	Aurora, CO	139.5	Ownership	3.4	Bed Bath & Beyond, Office Depot, Petsmart
MacArthur Marketplace	Irving, TX	248.8	Ownership	5.1	Hollywood Theather, Kohl's, Petsmart, Office Max
Grandville Marketplace	Grand Rapids, MI	216.8	Ownership	3.8	Hobby Lobby, Office Max, Petsmart, Cost Plus, Party City
Parker Pavilions	Parker, CO	96.2	Ownership	3.7	Office Depot, Petsmart
The Marketplace at Town Center	Mesquite, TX	178.9	Ownership	4.6	Petsmart, Ross Dress For Less, Michael's
FlatAcres MarketCenter	Parker, CO	133	Ownership	5.9	Sports Authority, Bed Bath & Beyond, Michael's, Famous Footwear
McKinney Marketplace	McKinney, TX	119	Ownership	6.7	Kohl's
Turner Hill Marketplace	Lithonia, GA	125	Ownership	4.4	Toys R Us, Best Buy, Bed Bath & Beyond

Property(1)	Location	Total GLA (sq.ft., '000)	Title	WALE (2) (years)	Anchors and Major Tenants

Overland Pointe Marketplace	Overland Park, KS	80	Ownership	3.0	Babies R Us, Golf Galaxy
Frisco Marketplace	Frisco, TX	107.5	Ownership	6.8	Kohl's
Shops at Turner Hill	Lithonia, GA	38.7	Ownership	2.9	Panera Bread, Beautiful Smiles, Supreme Fish Delight, Caribbean Grill, Cuts and Coffee
Shoppers’ World	Brookfield, WI	778.5	Ownership	3.7	AMC Theater, Koh's, Best Buy, Marshall's, Toys R Us
Woodfield Village Green	Chicago, IL	509	Ownership	4.7	Nordstrom Rack, Marshall's, Michaels, Saks Off Fifth, Petsmart
Fairfax Towne Center	Washington D.C,	253.3	Ownership	4.8	Safeway, Regal, Bed Bath & beyod, TJ Maxx, Jo-Ann Fabric
Carillon Place	Naples, FL	267.8	Ownership	3.8	Wal-Mart Neighborhood Market, TJ Maxx, Ross Dress For Less, Office Max, Beall's Outlet
Riverchase Promenade	Birmingham, AL	120.1	Ownership	4.5	Jo-Ann Fabric, Hancock Fabric, David's Bridal
Jo-Ann Plaza	Clarence, NY	92.7	Ownership	3.0	Jo-Ann Fabrics, Big Lots, Office Max
Roswell Crossings (3)	Roswell, GA	202	Ownership	4.0	Office Max, Petsmart, Trader Joe’s
______________________

(1)	All figures represent 100% of each property in which EDT holds an interest.

(2)	"WALE" means weighted average lease expiry, weighted by the annual base rent (i.e., the total amount of annual contractual rent payable by tenants).

(3)
This asset was acquired within the framework of a transaction signed on December 23, 2010, and subsequently amended, to purchase certain retail shopping centers located in the states of Georgia, Oregon and Florida from certain affiliates of Charter Hall Retail REIT. Consequently, EPN acquired one of the assets located in Athens, Georgia, for a purchase price of approximately $21.5 million and assumed bank loans of approximately $14 million.

In January 2012, the EPN Group entered into an agreement to sell 47 shopping centers (out of 49) located throughout the United States that were previously held by EDT (the “Properties”), to BRE DDR Retail Holdings LLC, a joint venture between Blackstone Real Estate Partners VII L.P. and/or its affiliates and DDR Corp. (formerly known as Developers Diversified Realty Corporation) and/or its affiliates, for a purchase price of $1.43 billion. Total property level debt to be repaid by the EPN Group or assumed by BRE DDR Retail Holdings LLC was approximately $934 million as of the date of the agreement. The transaction is expected to close in June 2012, and is subject, inter-alia, to approval of the applicable lenders to the assignment and assumption of the above mentioned assumed debt, and satisfaction of certain other closing conditions.

Following the sale of the Properties, the EPN Group will continue to hold two properties in the United States, Lakepointe Crossing and Roswell Crossings, that are valued at approximately $43 million with total non-recourse secured debt of approximately $14 million.

Establishing New Fund in the United States

At this time we are working on establishing a new fund in the United States, for which we will drawn upon our track record of experience in the United States. Our business concept and strategy in this field is to focus on acquisition of stable, dominant, institutional quality (primarily A, A-) U.S. retail properties, from capital-seeking owners and lenders. We intend to hold the assets for a period of three to five years, until U.S. assets are traded again at their historical yields and values. During this period our U.S. investment platform will engage in active asset management, so as to preserve the properties’ cash flow, enhance tenant mix and position the assets to outperform competitive properties. Our ultimate goal would be for our U.S. investment platform to sell its assets as a portfolio or individually, to realize the highest value for its investors. Nothing in this paragraph shall constitute an offer or sale of securities or be construed as a solicitation of any investors in any fund.

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

Ownership Structure of Hotels

Our ownership percentage in our hotels varies, and the interests in those hotels that are not owned by us are owned by various unrelated third parties.

Management of Hotels

Rezidor manages two of our hotels in Belgium and our Radisson Blu hotel complex in Romania.

Under the respective management agreements signed with Rezidor, we undertook to pay Rezidor certain agreed upon fees which are calculated as a percentage from the respective hotel’s revenue as well as a certain agreed upon percentage from the gross operating profit of each such hotel. We also undertook to participate in certain portions of the expenses incurred by Rezidor in the course of performance of their obligations (mainly marketing and advertising expenses), up to a certain percentage of the room revenues.

We are entitled to terminate the management agreements with Rezidor (excluding the Radisson Blu Bucharest Hotel agreement), subject to payment of a termination fee to Rezidor.

Business Concept and Strategy

Our business concept and strategy for our hotels include the following elements:

Location: Our hotels are generally situated in close proximity to major railway links into cities, such as the central railway station in Antwerp (situated opposite our Radisson Blu Astrid Antwerp Hotel and next to the Park Inn Antwerp). The Antwerp station accommodates the services of the high-speed Train de Grand Vitesse (the “TGV”).

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

Strategy: Our strategy for our hotel business is to increase the number of hotel rooms, with emphasis on prime location, while contemplating expansion of our hotel operation into the Indian market and other venues, by incorporating the hotel business into mixed-use projects. The duration of our holding and managing of our hotel portfolio varies and is dependent upon business cycles, economic conditions, property yields, and trends affecting the hotel industry or capital market opportunities.

Operating Hotels

The table below provides information with regard to our operating hotels:

Name and Rate of Hotel	Title	Our Share As of December 31, 2011	Approximate Constructed Area (square feet)	Total Rooms and description	Average Occupancy Rates During 2011 (%)	Additional information
Radisson Blu Astrid Antwerp Antwerp, Belgium Four Star Deluxe	Freehold	100%	223,000	247 rooms including business class suites & 19 new luxury apartments	73%	Includes an oceanarium attraction, 18 conference rooms, a bar, a restaurant and a fully equipped health club with a pool
Radisson Blu Bucharest Bucharest, Romania Five Star Hotel and ApartHotel (formerly Centerville)	Freehold	77%	900,000	424 rooms suites, executive suites and one exclusive royal suite and 292 apartments	71%	The complex of both hotels includes several restaurants, a spa and a world class health academy, casino, shopping area and supermarket services
Park Inn Antwerp, Belgium Three star boutique	Freehold	100%	32,250	59 rooms going from standard to junior suite with terrace	85%	Includes a restaurant, a lounge and a fitness room

Average room rate for 2011, for our hotels in Belgium was: €112 (approximately $145); and average room rate for 2011, for our hotels in Romania was: €83 (approximately $107).

Revenue per Available Room ("RevPar") for 2011, for our hotels in Belgium totaled: €84 (approximately $109); and RevPar for 2011, for our hotels in Romania totaled: €59 (approximately $76).

Recent Acquisitions and Dispositions of Hotels

On December 31, 2010, we sold to a wholly-owned subsidiary of PPHE Hotel Group Limited (“PPHE”, formerly known as Park Plaza Hotels Limited) all of our holdings in three companies that own three hotels in London, England, for a total consideration of £21 million, representing a total estimated asset value for the hotels of £230 million. The consideration is being paid in a combination of loans, an issuance of shares of PPHE, and a possible additional payment that is subject to adjustments. Prior to this transaction, these hotels were jointly owned by us and PPHE and were managed by PPHE.

In April 2010, we, together with PPHE, acquired the Holiday Inn Schiphol Hotel located near the Amsterdam Schiphol Airport, for a purchase price of €30 million. The acquisition was executed through a partnership jointly and equally controlled by us and PPHE. The hotel offers 342 rooms and over 1,800 square meters of flexible meeting space. The hotel operates under the "Park Plaza" brand name.

In March 2012, we entered into a share purchase agreement with PPHE for the sale of our holdings in certain subsidiaries (the "Purchased Companies") which own a 50% interest in the following hotels in the Netherlands: the Park Plaza Victoria Amsterdam Hotel, the Park Plaza Utrecht Hotel, the arthotel Amsterdam and the Park Plaza Airport Hotel. These hotels are jointly owned by us and PPHE and are managed by PPHE. The transfer of title in the shares of the Purchased Companies to PPHE and the due date for the payment of the consideration, are scheduled to occur following the satisfaction of certain conditions, which are expected to be fulfilled by no later than May 30, 2012 ("Transfer Date"). The transfer of risk and benefit deriving from the hotels and the Purchased Companies to PPHE was made as of March 30, 2012. The transaction reflects an asset value of €169 million (approximately $219 million) for all four hotels. The total net consideration payable to us is €26.5 million (approximately $34.5 million). In addition, approximately €58 million (approximately $75 million) of our subsidiaries’ share (50%) of banks loans was assumed by PPHE by virtue of the purchase of those subsidiaries and will be eliminated from our consolidated balance sheet. The consideration will be paid in the following manner: (i) €23 million (approximately $30 million) in cash; (ii) PPHE shall issue and allot to us 700,000 ordinary shares of PPHE, with a current market price of approximately €2.0 million (approximately $2.5 million), based on the quotation of such shares’ price on the London Stock Exchange as of March 30, 2012; and (iii) an additional payment in the aggregate amount of up €1.5 million (approximately $2 million) that shall be made on the fourth anniversary of the Transfer Date and shall be subject to certain adjustments, based on the PPHE shares’ market price, as set forth in the agreement. The total gain which will be recognized in our financial statements as a result of the transaction is estimated at approximately NIS 180 million (approximately $47 million).

Hotels under Development or Renovation

Plot in Tiberius, Israel

In July 2007 we entered into an agreement with the Israel Land Administration, according to which we leased a plot of approximately 44,600 square meters in Tiberius, Israel for a term of 49 years (through 2056) with an option to extend the lease term for an additional 49 years. The total consideration paid amounted to NIS 30.6 million. We intend to build a luxury hotel on the site. Under the agreement, we undertook to complete the construction work of the hotel within a period not exceeding 36 months (July 2010). During 2010 we received an extension of an additional three years until July 2013 to complete the construction of the hotel. Also under the agreement, we provided the Israel Land Administration with two bank guarantees in the aggregate amount of NIS 10 million, linked to the Israeli Consumer Price Index in order to secure our undertakings under the lease agreement. The agreement may be terminated upon a breach of its terms.

Pursuant to our policy with respect to projects under construction, the development and construction work on this project will not commence until satisfactory financing to fund the construction and development is obtained, whether through bank loans, by receiving advance payments on units sold or by introducing new investment partners to participate in the project.

Medical Companies

On November 24, 2010, we closed a transaction to restructure our holdings in the medical companies InSightec Ltd. ("InSightec") and Gamida Cell Ltd. ("Gamida"), under Elbit Medical Technologies Ltd. (formerly Enter Holdings 1 Ltd.), an Israeli company traded on the TASE ("Elbit Medical"). In consideration for our shares of InSightec representing 65.9% of InSightec's outstanding share capital as of that date and our shares of Gamida representing 31.6% of Gamida's outstanding share capital as of that date, we were issued Elbit Medical shares representing a 90% interest in Elbit Medical and were granted options at zero exercise price to acquire shares of Elbit Medical, which together with the aforesaid shares constituted 97.9% of Elbit Medical's share capital (on a fully diluted basis) at that time.

In addition, on December 8, 2010, Elbit Medical issued shares in a private placement in the aggregate amount of NIS 19 million, including a two year option to invest an additional aggregate amount of NIS 19 million, all at a pre-money valuation of Elbit Medical of NIS 800 million (on a fully dilution basis, without taking into account the value of the aforementioned options). Following the completion of this private placement, we hold 93.47% of Elbit Medical's share capital (on a fully diluted basis).

On March 13, 2011, we entered into a credit facility with Elbit Medical (which has since been amended), pursuant to which we have provided Elbit Medical with a credit line up to an aggregate amount of NIS 39 million. The amounts drawn down from the credit facility will not bear any interest but will be linked to the Israeli consumer price index. The credit line is available to Elbit Medical until April 2013. To date, Elbit Medical has drawn down NIS 39 million from the credit facility amount. The maturity date of the loan (as amended) is April 1, 2013.

InSightec Ltd.

We indirectly hold, through Elbit Medical, approximately 65.90% of the outstanding share capital (53.05% on a fully diluted basis) of InSightec, a company that operates in the image guided treatment field.

Other shareholders of InSightec include GE and MediTech Advisers LLC ("MTA"). Employees, directors, officers and other investors hold the remaining shares of InSightec. The fully diluted holdings in InSightec are calculated including certain convertible loans to purchase InSightec's Preferred B-1 shares convertible into ordinary shares.

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

On March 9, 2010, we entered into a credit facility with InSightec (which has since been amended), pursuant to which we have provided InSightec with a credit line up to an aggregate amount of NIS 58.9 million. The annual interest on amounts drawn down from the credit facility is 6.7% and is linked to the Israeli consumer price index. To date, InSightec has drawn down NIS 58.2 million from the credit facility amount. The maturity date of the loan (as amended) is April 1, 2013.

In August 2011 we extended our commitment to provide InSightec with financial support by providing a "financial support letter" up to an aggregate amount of $20 million, as required, on terms to be agreed upon between the parties according to market conditions, in order to enable InSightec to continue its operations until the period ending on April 1, 2013. Subject to the approval of Elbit Medical’s board of directors, this financial support letter can by assigned to and assumed by Elbit Medical. As of March 31, 2012, InSightec has drawn down approximately $5.4 million dollars from this financial support commitment and accordingly the remaining amount that may be drawn down from the financial support letter is $14.6 million.

On February 23, 2012, InSightec and InSightec’s wholly owned subsidiary concluded a series of agreements with GE through its healthcare division ("GEHC") pursuant to which GEHC will provide financing to InSightec in the form of convertible notes up to a total of $13,750,000, bearing interest at a rate of 6% per annum or a rate equivalent to the interest applicable to the financing provided by us and Elbit Medical. The convertible notes will be due and payable by October 1, 2016, and will be convertible into Series B-1 Preferred Shares of InSightec. In addition, we and Elbit Medical entered into a series of agreements with InSightec and GEHC pursuant to which, among other things, upon Elbit Medical obtaining the approval of its shareholders the financing granted to InSightec by us and Elbit Medical during 2010 and 2011 will be amended to provide similar loan terms and security mechanisms as set forth in this funding agreement, so that Elbit Medical and us will receive convertible notes convertible on the same terms and up to the same amounts as the GEHC notes. The loans and convertible notes issued to GEHC and Elbit Medical and the note that will be issued to us will be secured, pari passu, by floating charges over the assets of InSightec and its wholly owned subsidiary.

Business description

InSightec develops and markets the ExAblate - the first FDA-approved system for magnetic resonance imaging guided focused ultrasound treatment equipment ("MRgFUS"). InSightec’s objective is to transform the surgical environment for the treatment of a limited number of forms of benign and malignant tumors by replacing invasive and minimally invasive surgical procedures with an incision-less surgical treatment solution. The system is designed to deliver safe and effective non-invasive treatments while reducing the risk of disease, potential complications, as well as the direct and indirect costs associated with surgery. In October 2004, InSightec received FDA approval to market the ExAblate in the United States for the treatment of uterine fibroids, a type of benign tumor of the uterus. Prior to that, in October 2002, InSightec received authorization to affix the CE marking (marketing approval in the EEA) to the ExAblate, enabling it to market the system for the treatment of uterine fibroids in the European Economic Area and certain Asian countries. InSightec also has regulatory approval to market the ExAblate for the treatment of uterine fibroids in Canada, Russia, Brazil, Mexico, Korea, Taiwan, Australia, New Zealand and Singapore, as well as for the treatment of breast cancer in Korea. In May 2007, InSightec also received CE marking for the pain palliation of bone metastases. In January 2008, InSightec received approval from the Israeli Ministry of Health for the treatment of bone metastases. In April 2009, the U.S. FDA approved expanded guidelines for the uterine fibroid application and in January 2010 InSightec received approval from Japan's Ministry of Health, Labor and Welfare for the marketing of ExAblate for uterine fibroids. ExAblate is currently the only non-invasive treatment for uterine fibroids approved for use in Japan. InSightec is also in various stages of development and clinical research for the application of its MRgFUS technology to the treatment of other types of benign and malignant tumors. These additional applications are being developed to take advantage of the modular design of the ExAblate, which enables it to function as a common platform for multiple MRgFUS-based surgical applications. Currently, InSightec has an installed base of more than 80 units in academic hospitals, community hospitals, MRI clinics and physician-formed joint ventures. Currently, the ExAblate is operable only with certain MRI systems manufactured by GE.

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

In July 2009, a team at the University Children’s Hospital in Zurich completed a feasibility study testing the use of non-invasive transcranial MR-guided focused ultrasound surgery (TcMRgFUS) using ExAblate Neuro for the treatment of neuropathic pain.  Ten adult patients diagnosed with chronic neuropathic pain successfully underwent non-invasive deep brain ablation surgery (central lateral thalamotomy) with ExAblate Neuro and showed improvement in pain scores and reduction of pain medication with no adverse effects at three months follow-up. This was the first study in the world to test non-invasive transcranial focused ultrasound as a treatment modality for functional brain disorders.  A Phase II study of movement disorders is underway in Switzerland.

In January 2012 a team at the University of Virginia Medical Center completed a feasibility study testing the use of ExAblate Neuro for the treatment of essential tremor in fifteen adult patients.

Distribution and Marketing

InSightec distributes and markets its products directly and through the entering into distribution agreements with third parties. Distribution agreements are generally for a term of between one and five years, with an option to extend the agreement based on the performance of the distributor.

InSightec has contracted with several non-exclusive distributors in Europe and Asia who market and sell its systems.

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

In addition, InSightec aims to become the market leader in MRgFUS systems and to achieve a significant improvement in the quality and efficacy of the treatment while demonstrating cost effectiveness. To that effect, InSightec is developing the ExAblate® Neuro, a unique system targeted at non-invasive treatment of brain tumors and central nervous system targets. As of January 2012, seven systems were installed, two in Europe, one in Canada, one in Korea and three in the United States,, In addition, research and development activities have been initiated towards implementing new product derivatives for treating bone and prostate cancer tumors. These new systems exploit InSightec’s new and proprietary dense acoustic array technology for better tumor control and treatment flexibility.

Gamida Cell Ltd.

We indirectly hold, through Elbit Medical, approximately 31.64% of the outstanding share capital (29.2% on a fully diluted basis) of Gamida.

Other shareholders of Gamida include Clal Biotechnology Industries, Israel Healthcare Venture, Teva Pharmaceuticals, Amgen, Denali Ventures and Auriga Ventures.

In March 2012 Gamida announced an internal investment round by its existing shareholders, aiming to raise up to $10 million. We intend to invest approximately $3 million in the round, in order to preserve our ownership percentage in Gamida.

Gamida is a leader in stem cell expansion technologies and therapeutic products. Its lead product, StemEx® is currently being tested in a phase III international registration clinical trial for hematological malignancies. The enrollment and infusion of all 100 patients in this study was accomplished in February 2012.  The marketing approval of StemEx is expected in 2013. StemEx is being developed by a joint venture established in 2005 between Gamida and Teva, in which Gamida owns 50%.  The joint venture owns all global rights for the commercialization of StemEx. In July 2008, Gamida signed a licensing agreement with Amgen for the use of a number of proprietary cytokines in the manufacturing of StemEx.

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

Based on an extensive understanding of stem cell expansion and bone marrow transplantation accumulated through the development of StemEx, Gamida is now developing NiCordTM, which is intended for patients with malignant and non-malignant hematological diseases as well as autoimmune diseases. Gamida is currently enrolling patients in a pilot clinical study of NiCord in the United States, under an Investigational New Drug (IND) Application.

Residential Projects

Under our residential sector we initiate, construct and sell residential projects and other mixed-use real property projects predominantly residential, located in CEE and in India.

Joint Venture with PC to Develop Mixed-Use Projects in India

In August 2008 we signed a joint venture agreement with PC for the development of major mixed-use projects in India (except for projects which are only or mainly shopping and entertainment centers, which will be developed only by PC and are excluded from the framework of this joint venture). Under this agreement, PC acquired from us a 47.5% stake in our subsidiary Elbit Plaza India Real Estate Holdings Limited (“EPI”). We, directly and through EPI, own two mixed-use projects in India in conjunction with local Indian partners, namely the Bangalore and the Chennai projects, and have engaged with certain third parties with the intent to develop an additional project on the Kochi Island. EPI will also look for further development opportunities for large scale mixed-use projects in India, predominantly led by either residential, office or hotel developments (the “EPI Agreement”). Under the EPI Agreement, we are to hold in trust 50% of our rights in the Kochi Island project in favor of PC. We undertook to transfer our right and holdings in the Kochi project to EPI within 12 months following the execution of the EPI Agreement, or alternatively transfer 50% of such rights directly to PC. We furnished PC with a guarantee for the fulfillment of this undertaking. This undertaking and guarantee have since been extended until August 25, 2012.

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

Following the execution of the EPI Agreement, PC and us each hold 50% of the voting rights (excluding the voting rights relating to the Series B shares constituting 5% of the currently issued and outstanding share capital of EPI, which are held by our former Executive Vice Chairman, so long as the resolution tabled for vote may impact its rights) in EPI and 47.5% of the equity. The additional 5% of the equity rights that are held by our former Executive Vice Chairman were allotted to him in accordance with the agreement executed by us and our former Executive Vice Chairman in January 2008. For additional information, see "Item 6.B. Directors, Senior Management and Employees - Compensation of Directors and Officers - Agreements with our Former Executive Vice Chairman."

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

Residential Projects

As at the date of this annual report, our Residential Project segment of operations includes a total of 12 projects in various stages of planning, development and construction, including eight residential projects and four mixed-use real property projects which are predominantly residential. Our projects are located in the Czech Republic, Poland, Romania and India.

Name of Project		Location	Title	Share %	Approximate Land Area (m2)	Approximate Gross Built Area (m2)	Estimated Completion
Prague III *		Prague, Czech Republic	Ownership	100	46,500	61,600	- *
Roztoky		Prague, Czech Republic	Ownership	100	39,000	14,000	2013-2014
Łódź		Łódź, Poland	Ownership	100	33,500	80,000	-
Plaza BAS Joint Venture	Fountain Park	Bucharest, Romania	Ownership	12.5	14,000	16,600	2012-2013
	Acacia Park	Ploiest, Romania	Ownership	25	12,500	32,000	2011-2013
	Green Land	Ploiest, Romania	Ownership	25	18,400	25,800	2013-2014
	Poiana Brasov	Brasov, Romania	Ownership	25	73,000	138,000	2014-2016
	Pine Tree Glade	Brasov, Romania	Ownership	25	28,300	40,000	2013-2014
_____________________
*	Currently operates as a logistics and commercial center and an office building with GLA of approximately 44,300 square meters.

Total additional costs of construction required for completion of all of the above projects is estimated at:

•	With respect to the projects developed in Romania - €230 million (approximately $297 million);

•	With respect to the projects developed in Poland - €210 million (approximately $272 million); and

•	With respect to the projects developed in the Czech Republic - €130 million (approximately $168 million).

Mixed-Use / Residential Projects

Name of Project	Location	Title	Share %	Approximate Land Area (m2)	Approximate Gross Built Area (m2)	Estimated Project Phase Completion
Bangalore Project	Bangalore, Karnataka State, India	Freehold and Development Rights	1, 2, 3	667,600 at first phase (of which rights to 218,500 obtained so far) 5	320,000	2012-2018
Chennai	Chennai, Tamil Nadu State, India	Ownership	801, 2	365,000 (of which rights to 296,000 obtained so far)	1,060,000	2013-2018
Kochi	Kochi, Kerala State, India	Freehold and Development Rights	501, 2	166,000 (of which rights to 52,600 obtained so far)	575,000	Preliminary stage - under planning
Trivandrum	Trivandrum, Kerala State, India	Ownership	501, 2, 4	43,500	121,000	Planning stage

________________________________________________
1	For information regarding the EPI Agreement, a joint venture agreement signed with PC in respect to our India operations, see “ - joint venture with PC to Develop Mixed-Use Projects in India” above.
2
For information regarding the rights of Mr. Abraham (Rami) Goren, our former Executive Vice Chairman of the board of directors, in the projects, see "Item 6.B. Directors, Senior Management and Employees - Compensation of Directors and Officers - Agreements with our Former Executive Vice Chairman."

3	Effective holding in the project is subject to certain conditions as described below under “- Bangalore, Karnataka State, India.”
4	Negotiating with local developer. Definitive agreement expected to be signed in the near future.
5
The original scope of the project was reduced from approximately 440 acres to approximately 165 acres. The above data relates to the project as revised pursuant to a framework agreement dated July 22, 2010.

Total additional costs of construction required for completion of all of the above projects in India is estimated at INR 52,800 million (approximately $991 million).

Set forth below is certain additional information with respect to our mixed-use projects which are predominantly residential:

Bangalore, Karnataka State, India

In March, 2008 EPI entered into an amended and reinstated share subscription and framework agreement with a local third party and a wholly owned Indian subsidiary of EPI ("SPV"), for the joint development of a large scale mixed-use project located in Bangalore, Karnataka, India which will include villas (bungalows) and high-rise buildings, office complexes, a major retail facility, hotel complex, a hospital along with services and amenities, a golf course, club houses and more. Under the agreements, EPI and the local partner will acquire, through the SPV, up to 440 acres of land in Bangalore, India (the "Project Land"). As of December 31, 2011, the SPV has secured rights over approximately 54 acres and the total aggregate consideration paid was approximately INR 2,843 million (approximately $53.4 million).

In addition, the SPV has paid the Partner advances of approximately INR 2,536 million (approximately $47.6 million) on account of future acquisitions by the SPV of a further 51.6 acres.

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

Under the new framework agreement, we will receive distributions of approximately 70% of the profits from the project (including from any sale by the seller or any transaction with respect to the original land which does not form part of the 165 acres), until EPI achieves a return on its investment in the amount of INR 5,780 million (approximately $108.5 million) plus an Internal Return Rate ("IRR") of 20% per annum calculated from September 30, 2009. Following this date, EPI will not be entitled to receive any additional profits from the project and it will transfer the entire shareholdings in the SPV to the seller for no consideration. The seller also has a call option, subject to applicable law and regulations, to acquire the entire shareholdings of the SPV, at any time, in consideration for EPI’s investment plus an IRR of 20% per annum calculated on the relevant date.

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

In January 2011, our local Indian partner, Mantri Developers Pvt. Ltd., (“MDPL”) submitted the development plans pertaining to 84 acres included in the scope of the new project to the local planning authority, the Bangalore Development Authority (“BDA”). In October 2011, the BDA furnished the MDPL with its reply, stating that the development plans cannot be considered due to a future state plan to acquire the lands on which the new project is proposed to be situated (among other lands in the same area) and allot it to the public under a special plan. The government had not yet published any notice in this respect, as required by law in order to validate such a plan. In January 2012, the MDPL applied to the State High Court, requesting to issue a court order directing the BDA to consider the development plans. In March 2012, the court granted the MDPL's petition by ordering the BDA to consider the development plans submitted by the MDPL, while ignoring any future state plan to acquire the lands on which the new project is proposed to be situated. We are currently waiting for the court's formal approval.

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

Due to changes in market conditions, EPI and the Chennai SPV Company later decided to limit the extent of the project to 93 acres.

The total investment which we anticipate will be made by us by virtue of our 80% interest in this project is in the aggregate amount of INR 2,842 million (approximately $53.4 million), assuming that the entire area of 93 acres is acquired by the Chennai SPV Company.

The consummation of the agreements will be accomplished in stages, and is subject to the fulfillment of certain regulatory requirements, as well as to our satisfactory due diligence investigations, in respect of each stage.

As at the date of this annual report, EPI has completed the purchase of approximately 75 acres out of the total 93 acres for consideration of approximately INR 2,367 million (approximately $44.4 million). An additional amount of INR 564 million (approximately $10.6 million) was paid in advance in order to secure the acquisition of an additional 18 acres.

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

We intend to develop a mixed-use project on this land, which will consist of exclusive residential units (in both high rise buildings and villas), ancillary amenities such as club houses, swimming pools and sport facilities, a local retail facility and an office complex with a built area of approximately 1,060,000 square meters, all subject to approval of the building permits by the competent authorities. It is anticipated that construction of this project, which will be executed in stages, will last approximately five years.

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

As part of this project, in September 2006, we, together with an Indian corporation ("Project SPV") wholly owned by a third party (the "Third-Party Shareholder"), entered into an agreement (as subsequently amended in January 2007) for the purchase by us and the Project SPV of an area of land measuring 13 acres (approximately 52,600 square meters) ("Property A") for a total consideration of INR 1,495 million (approximately $28.1 million), payable subject to fulfillment of certain obligations and conditions by the seller in respect of Property A, principally the obtaining all permissions required for construction thereon and making good and marketable title with regard to Property A.

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

In September 2006, we, the Third-Party Shareholder and the Project SPV entered into a share subscription agreement according to which we transferred to the Project SPV all of our right in Property A in consideration for the allotment to us of 50% of the equity and voting rights in the Project SPV. The allotment of shares has not yet been executed because is subject to the fulfillment of certain regulatory conditions, in respect of the land and the securing of sanctioned plans.

Under the EPI Agreement (joint venture with PC), we undertook to transfer all our rights to the Kochi Project to EPI, or transfer 50% of such rights to PC. We have furnished PC with a corporate guarantee for the fulfillment of such undertaking.

Fashion Apparel

Our fashion business is operated through our wholly owned subsidiary Elbit Fashion.

In April 2012, we completed the sale of all our shares in Elbit Trade & Retail Ltd. and all the interests in G.B. Brands, Limited Partnership, which was the franchisee of the GapTM and Banana RepublicTM brands, to Gottex Models Ltd. (“Gottex”), for a purchase price of approximately NIS 57.9 million (including the payment for the inventory purchased by Gottex and certain working capital items included in the closing initial balance sheet), which amount is subject to adjustment based upon Elbit Trade & Retail Ltd.'s financial statements as of the closing date.

On March 22, 2012, we entered into a termination agreement with G-Star International B.V. to end our exclusive license to distribute G-StarTM products in Israel within the time period set forth in the agreement.

Following the assignment of the franchise agreement to it from Elbit Trade & Retail Ltd., Elbit Fashion is the exclusive Israeli distributor and retailer of the internationally renowned retail brand name MANGO-MNG™. The exclusive distribution rights for Mango products in Israel were granted to us by Punto Fa for a ten-year period ending in 2015. Under the agreement with Punto Fa, Elbit Fashion has agreed to guarantee annual minimum purchases at rates and subject to terms and conditions specified in the agreement. Elbit Fashion has also entered into an agreement with Punto Fa pursuant to which Punta Fa provides certain marketing, public relations and store-support services to Elbit Fashion. Elbit Fashion currently operates 26 Mango stores in Israel, with an additional store currently under construction.

Other Activities

Our other activities consist of (a) various venture capital investments and (b) investments in hospitals and farm and dairy plants in India.

We have presently decided to suspend our investment activities in hospitals and farm and dairy plants in India until we are satisfied that the economy has recovered sufficiently to resume such activities.

Venture Capital Investments

Set forth below is information with respect to our venture capital investments.

Company Name	Areas of expertise	% of investment as of April 2012
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
19.41% of the issued and outstanding share capital. 16.34% on a fully diluted basis.
Varcode Ltd.	Developing labels for improving logistical chain (“cold chain”) of manufacturers. Varcode uses its FreshCode products to monitor anomalies and improve the shelf life of perishables.	55.94% of the issued and outstanding share capital. 54.47% on a fully diluted basis. (*)
________________

(*)
In addition (i) we have guaranteed a $250,000 bridge loan that was extended by a third party to Varcode Ltd. (“Varcode”) the due date of which is August 30, 2012 (provided however that lender may accelerate the due date by a 30-day notice) and (ii) extended ourselves to Varcode a $290,000 bridge loan, the due date of which is the date in which the aforementioned bridge loan is due.

Revenues classified by geographical markets and by business segments

The following table sets forth our breakdown of revenues by each geographic market in which we operate, for each of the last three years (in NIS thousands):

	2011	2010	2009	Convenience Translation in U.S. Dollars for 2011

Israel	183,552	171,275	132,021	48,038
Western Europe	171,359	484,617	293,921	44,847
Central and Eastern Europe	246,860	232,044	241,866	64,606
United States	350,788	568,413	19,122	91,805
Others	58,740	17,363	9,870	15,372
Total Revenues	1,011,298	1,473,712	696,800	264,668

The following table sets forth our breakdown of revenue by business segments for each of the last three years (in NIS thousands):

	2011	2010	2009	Convenience Translation in U.S. Dollars for 2011

Shopping and Entertainment centers	111,726	102,895	102,937	29,240
U.S. Real Property	355,625	162,688	-	93,071
Hotels	286,548	602,599	396,736	74,993
Medical Companies	53,324	33,631	75,318	13,955
Residential Projects	3,544	-	-	927
Fashion Apparel	183,552	174,817	118,386	48,038
Other	1,529	-	3,423	400
Total Revenues	995,848	1,076,630	696,800	260,624
Gain from bargain purchase – U.S. Real Property	-	397,082	-	-
Gain from changes of shareholding in investee	15,450	-	-	4,044
Total	1,011,298	1,473,712	696,800	264,668

Seasonality

United States Real Property

The U.S. shopping center business is, to some extent, seasonal in nature with tenants typically achieving the highest levels of sales during the fourth quarter due to the holiday season, which generally results in higher percentage rent income in the fourth quarter. Additionally, shopping centers earn most of their “temporary” rents (rents from short-term tenants) during the holiday period. Thus, occupancy levels and revenue production are generally the highest in the fourth quarter of each year. Results of operations realized in any one quarter may not be indicative of the results likely to be experienced over the course of our fiscal year.

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

However, during the second quarter, there is generally a marked increase due to more favorable weather conditions (spring to early summer), the Easter holiday and the corresponding revival of both business and tourist activity. The fourth quarter is usually the strongest period due to increased business in October and November, the Christmas and New Year’s holiday season and a significant year-end increase in business activities.

Fashion Apparel

Elbit Fashion’s business is influenced by seasonal shifts in the apparel market. During the winter season (December - February) and summer season (June - August), the apparel market, including Elbit Fashion, commences discount sales to the public, which consequently increases Elbit Fashion’s revenues and causes a decrease in the gross profit margin for such periods. In addition, Elbit Fashion’s revenues may fluctuate due to seasonal purchasing by consumers, especially around holidays, such as Passover, which usually falls in the second quarter, and the Jewish New Year and other holidays, in the third and fourth quarters.

Patents and Proprietary Rights; Licenses

PC is the registered owner of a European Community trademark “Plaza Centers + figures.” During 2008, both we and PC have applied to the Trade Mark Registry in India, for the registration of trademarks for our Indian operations. The Indian applications are still pending.

Pursuant to our agreements with Rezidor, our hotels are managed under the names: “Radisson Blu” and “Park Inn.” We have also registered our CenterVille operations as a trademark in Romania. In November 2010 we entered into an agreement with Rezidor pursuant to which the CenterVille apartment hotel, which is located next to the Radisson Blu Bucharest Hotel, will be managed by Rezidor so that both hotels will be operated as one complex, under the “Radisson Blu” brand.

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

InSightec has registered trademarks for “ExAblate,” ExAblate 2000” and “InSightec” in the United States, European Union, Canada and Israel.

In our fashion and retail operation, our products are traded under the trademark: MANGO-MNG™ - pursuant to a license granted by Punto-FA.

Competition

Shopping and entertainment centers

We have been active in emerging markets since 1996, when we opened the first western-style shopping and entertainment center in Hungary and began to implement our vision of offering western-style retail and entertainment facilities to a growing middle class and an increasingly affluent consumer base. Over the past 16 years, we have expanded our operations in Central Europe and eastward into Poland, Greece, the Czech Republic, Latvia, Serbia, Romania, Bulgaria and India, and have proven our ability to anticipate and adapt to market trends and deliver innovative large-scale projects.

We have a number of competitors in CEE countries in which we operate or intend to operate in the shopping and entertainment centers business, particularly in the larger capital cities. The following factors, however, should be noted:

•	shopping centers which are not in close proximity and which do not draw their clientele from the same population areas are not considered competitive;

•
we believe that large retail centers (known as "power centers"), even if they compete with our centers directly merely by virtue of their proximity to our shopping and entertainment centers, are at a disadvantage because they do not offer the entertainment facilities that are offered at our shopping and entertainment centers, and which we consider to be a significant element in the attraction of our patrons. These power centers also lack a wide range of services and common areas; and

•
in the regional cities of our targeted countries, competitive activity is more limited. In these cities, we compete with traditional shopping outlets. These outlets lack the added benefit of the entertainment activities that our centers offer and, accordingly, we believe that they have difficulty competing with us.

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

In Pune, India, our main competitors in shopping and entertainment centers are Phoenix Market City (which is a 1 million square foot mall) and Inorbit Mall (which is a 275,000 square foot mall). We will also have competition from small malls such as Central and Mariplex Gold located in Kalyani Nagar and from a mall located in Bund Garden Road.

United States Real Property

The U.S. retail industry is dynamic and competitive. The shopping centers in our U.S. investment platform compete with numerous merchandise distribution channels including regional malls, outlet centers, community/lifestyle centers, and other shopping centers in the United States and abroad. Internet retailing sites and catalogs also provide retailers with distribution options beyond existing brick and mortar retail properties. The existence of competitive alternatives could have a material adverse effect on our ability to lease space and on the level of rents we can obtain. This results in competition for both the tenants to occupy the properties that we develop and manage as well as for the acquisition of prime sites (including land for development and operating properties). We believe that there are numerous factors that make our properties highly desirable to retailers including:

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

With respect to MIS methods, in general, there are already tissue ablation methods in various MIS versions (e.g., radio frequency electromagnetic energy inserted into the body by a special needle, microwave ablation, laser and cryoablation, embolization, and irreversible electroporation), which are potential competitors of InSightec.  Several of these are still undergoing clinical studies for various applications and are not FDA approved for certain or any applications. InSightec is not presently aware of any FDA (or CE marking) approved non-invasive treatment method in the clinical applications of breast tumors, uterine fibroids or brain tumors.

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

In recent years, GE’s main competitors in magnetic resonance imaging, Philips and Siemens, have developed MRgFUS devices; Philips designs and manufactures their own system whereas Siemens has partnered with Chongqing Haifu, a Chinese manufacturer of therapeutic ultrasound systems. In 2010 Philips announced that their MRgHIFU Sonalleve device for treatment of uterine fibroids received a CE Mark and is available commercially in Europe and other countries that recognize the CE regulation. In 2011 ECR Philips also announced that Sonalleve has been cleared for treating painful bone metastases. As of January 2012, Philips has installed at least 22 systems worldwide. Some sites are participating in an FDA Phase III study for the treatment of uterine fibroids.  This validates the uterine fibroid application for which InSightec’s ExAblate received FDA approval in 2004. Siemens and Chonqing Haifu have treated 23 patients in a Chinese study, and one paper has been published on this data.  Siemens/Chonqing has no systems installed outside of China and as of 2011 it is not clear whether this partnership still exists.

We are currently aware of two Chinese companies (YDME and Chongqing Haifu) that have developed ultrasound guided HIFU devices to treat cancer. In 2008, YDME received FDA approval to start a phase I pancreatic cancer study in the United States but terminated that study due to its own financial reasons. The Chongqing Haifu system is used for initial clinical trials in China, including uterine fibroids as mentioned above. There are two HIFU companies that have developed devices specific for the treatment of prostate cancer. A French company called EDAP TMS and a U.S. company called USHIFU LLC offer ultrasound-guided focused ultrasound devices for treating prostate cancer. Both are conducting FDA Phase III clinical trials for full gland ablation treatment of prostate cancer.

In the area of treating brain disorders (tumors, CNS, stroke, mediated drug delivery) using MRgFUS, InSightec faces potential competition from the French company Supersonic Imagine. The company has been developing a product similar in capabilities to InSightec’s ExAblate Neuro device. The Supersonic Imagine device is still in a pre-clinical development stage.

At present, to our knowledge, the Chinese ULSgFUS companies have focused their marketing efforts in Asia. Chongqing Haifu has placed systems in the United Kingdom (1), Spain (1), Russia (1) and Italy (1) and obtained a CE mark for treating liver and kidney cancer. The French (EDAP TMS) and U.S. (Focus Surgery Inc. and USHIFU Inc.) FUS companies focus on ultrasound-guided treatment of prostate cancer disease. To the extent InSightec enters the U.S. or European markets for the treatment of prostate cancer it may face competition from both of these companies.

Residential Projects

In Bangalore, India, the main current competitors in residential projects are Prestige Group, Adarsh Developers, Chaitanya, Total Environment and Alliance Group as well as other small scale developers.

In Chennai, India, the main competitors in residential projects are “Eden Park” developed by L&T, “Upscale” developed by Hiranandani, “Adora” developed by Akshaya Home, “Opaline” developed by Olympia, “Synergy” developed by Mantri and “Swan lake” developed by Purvankara as well as other small scale developers.

Fashion Apparel

Elbit Fashion operates in a competitive market characterized by a large and increasing number of international and local brand stores and independent stores in Israel. Elbit Fashion’s direct competitors include brand stores such as H&M, Zara, Castro, Fox, H&O, Honigman, Renuar and Golf which are located in the vast majority of the shopping centers in Israel. Increased competition could result in pricing pressure or loss of market share and adversely affect Elbit Fashion’s revenues and profitability. Elbit Fashion’s competition strategy includes: investing in branding, maintaining a compatible pricing strategy, expanding the existing customer loyalty program, spreading the chain of stores, making them accessible to the Israeli consumer, offering leading innovativeness in fashion apparel trends and providing a unique buying experience and service.

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

Certain Shopping and Entertainment Centers projects, as well as our other projects in India, are being carried out through joint ventures with Indian partners. The RBI has amended certain provisions under the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations (2000), relating to the pricing norms for issuance of shares by an Indian company to persons residing outside India. These regulations include provisions stipulating that the shares of an unlisted company have to be issued at a price not less than the fair valuation, and in case of issuance on preferential allotment, the issuance price cannot be less than the price as applicable to transfer of shares from resident to non-resident as per the pricing guidelines laid down by the RBI from time to time, according to the fair valuation of the shares.

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

Medical Companies - InSightec

The testing, manufacture and sale of InSightec’s products are subject to regulation by numerous governmental authorities, principally the FDA, the EEC, and corresponding state and foreign regulatory agencies.

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

Fashion Apparel

The principal regulatory requirements for our Fashion Retail operations in Israel include: (i) compliance with the Israeli Consumer Protection Law, 5741-1981 and the regulations promulgated thereunder; (ii) compliance with the Israeli Protection of Privacy Law (5741-1981); (iii) maintaining various licenses and permits issued by local and national governmental authorities (including receiving applicable standards from the Israeli consumer standard institute for certain imported accessories); (v) compliance with employment regulations; (v) compliance with customs and other importing regulations; and (vi) non-infringement of intellectual property rights of any party.

C.            ORGANIZATIONAL STRUCTURE

Europe-Israel holds approximately 48.56% of our ordinary shares. See "Item 7.A. Major Shareholders" below. Europe-Israel is wholly owned by Control Centers Ltd., a privately held Israeli company, which is controlled by Mr. Mordechay Zisser, who serves as our Executive President and a director. Our significant subsidiaries and companies in which we have a significant interest as of the date of this annual report are as follows:

NAME OF COMPANY	ABBREVIATED NAME	COUNTRY OF ORGANIZATION	DIRECT/INDIRECT OWNERSHIP PERCENTAGE
BEA Hotels N.V.	BEA	The Netherlands	100%
Elbit Medical Technologies Ltd.	Elbit Medical	Israel	89.97	% (1)
InSightec Ltd.	InSightec	Israel	65.9	% (2)
Gamida Cell Ltd.	Gamida	Israel	31.6	% (3)
Elbit Plaza India Real Estate Holdings Limited	EPI	Cyprus	50	% (4)(5)
Elbit Plaza USA, L.P.	Elbit Plaza USA	USA	100	% (6)
Elbit USA, LLC	-	USA	100	% (7)
Elbit USA II, LLC	-	USA	100	% (7)
Plaza USA, LLC	-	USA	100	% (8)
EPN GP, LLC	EPN (together with EPN EDT Holding II, LLC)	USA	43.3	% (9)
EPN EDT Holding II, LLC	EPN (together with EPN GP, LLC)	USA	47.3	% (9)
Elbit Fashion Ltd.	Elbit Fashion	Israel	100%
Elbit Ultrasound (Luxembourg) B.V. / S.a.r.l.	EUBV	Luxembourg	100%
Plaza Centers N.V.	PC	The Netherlands	62.52	% (10)
___________________
(1)	93.47% on a fully diluted basis.
(2)
53.05% on a fully diluted basis, including warrants granted by InSightec contingent upon certain rates of return as well as certain options exercisable into InSightec's ordinary shares. Held through Elbit Medical.

(3)	Held through Elbit Medical.
(4)
We hold 47.5% of the shares in EPI directly, and an additional 47.5% through PC. For additional information as to the joint venture signed between us and PC regarding EPI, see “Item 4.B Business Overview - Residential Projects.”

(5)
For details as to the grant of 5% of EPI’s equity to Mr. Abraham (Rami) Goren, our former Executive Vice Chairman of the board of directors. See "Item 6.B. Directors, Senior Management and Employees - Compensation of Directors and Officers - Agreements with our Former Executive Vice Chairman."

(6)	We hold 50% in Elbit Plaza USA directly, and an additional 50% through PC.
(7)	We hold 50% in Elbit USA, LLC and Elbit USA II, LLC directly and an additional 50% indirectly through PC (although all of the risks and benefits with respect to those entities are vested with us).
(8)	We hold 50% in Plaza USA, LLC directly and an additional 50% indirectly through PC (although all of the risks and benefits with respect to those entities are vested with PC).
(9)
Indirectly held through PC, Elbit Plaza USA., Elbit USA, LLC, Elbit USA II, LLC and Plaza USA, LLC, provided that only 21.64% is owned by us and the remaining 21.64% is owned by PC. For additional information, see “Item 4.B Business Overview – United States Real Property.”

(10)	Approximately 56.90% on a fully diluted basis.

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

We lease approximately 1,900 square meters of space, including storage area (not including parking places of 50 square meters) for management and administration purposes in an office building in Tel-Aviv, Israel, until September 2016 with an option to extend the lease for a 10-year period. Aggregate rental fees (including management fees and index linkage pursuant to the lease agreement, and excluding VAT) paid by us in 2011, with respect to such lease were approximately NIS 2,416,800 (approximately $632,505).

In addition, we lease approximately 240 square meters (not including parking) in an office building in Herzliya, Israel, for an annual rental fee of NIS 187,076 (approximately $48,960).

We lease approximately 51.2 square meters (569 square feet) of space for management and administration purposes in Skokie, Illinois, USA, until September 30, 2013, with no option to extend the lease. Aggregate rental fees paid by us in 2011 with respect to such lease were approximately $38,000.

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

Elbit Fashion leases approximately 550 square meters of office space in Tel Aviv, Israel, for its management and administration activities (not including stores) until June 2013, with an option to extend the lease for a 10-year period. Monthly rental and management fees payable by Elbit Fashion are NIS 48,000 (approximately $12,562).

Elbit Plaza India Management Services Pvt. Ltd. and HOM India Management Services Pvt. Ltd. lease on a 50-50% basis approximately 752 square meters of office space in Bangalore, Karnataka, India, for its management and administration activities. The term of the lease is until August 30, 2014, with an option to extend the lease for an additional three-year period. Monthly rental and management fees payable by EPI are INR 567,000 (approximately $10,640) and INR 24,300 (approximately $456), respectively.

InSightec leases its main office and research and development facilities, located in Tirat Carmel, Israel, pursuant to a lease that expires in September 2013, with an option to renew the lease for up to 30 months. Pursuant to such agreement, InSightec occupies approximately 6,011 square meters in Tirat Carmel and Or-Yehuda. Total annual rental expenses under these leases are approximately $1.2 million. InSightec also leases offices in Dallas, Texas for an annual rental fee of approximately $140,000, and offices in Japan, Tokyo for an annual rental fee of approximately $36,000.

ITEM 4.A.  UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

Overview

We operate in the following principal fields of business:

•
Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through PC. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale;

•	U.S. Real Property - Investment in commercial real property in the United States;

•	Hotels - Hotel operation and management;

•
Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine;

•	Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India;

•	Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and

•
Other Activities - (a) venture capital investments and (b) potential investments in hospitals and farm and dairy plants in India. We have presently decided to suspend our investment activities in hospitals and farm and dairy plants in India until we are satisfied that the economy has recovered sufficiently to resume such activities.

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

The following acquisitions and other activities affected our operational results for 2009, 2010, 2011 and 2012 (to date) and may continue to affect our operational results in the coming years. For additional information, see Item 4.B "Business Overview.”

2012

•
On April 5, 2012, Elbit USA, LLC ("Elbit USA") and Eastgate amended the warrant granted in connection with the $30 million term loan agreement dated September 21, 2011, with effect as of March 22, 2012, pursuant to which we agreed to cancel the proposed increase in the number of shares issuable under the warrant on and after such date and to reduce the exercise price from $3.00 per share to zero. The amendment also contains appropriate modifications to the adjustment provisions of the warrant as a result of the foregoing changes.

•
In March 2012, one of our wholly owned indirect subsidiaries entered into a share purchase agreement with PPHE for the sale of our holdings in certain subsidiaries (the "Purchased Companies") which own a 50% interest in the following hotels in the Netherlands: the Park Plaza Victoria Amsterdam Hotel, the Park Plaza Utrecht Hotel, the arthotel Amsterdam and the Park Plaza Airport Hotel. These hotels are jointly owned by us and PPHE and are managed by PPHE. The transfer of title in the shares of the Purchased Companies to PPHE and the due date for the payment of the consideration, are scheduled to occur following the satisfaction of certain conditions, which are expected to be fulfilled by no later than May 30, 2012 ("Transfer Date"). The transfer of risk and benefit deriving from the hotels and the Purchased Companies to PPHE was made as of March 30, 2012. The transaction reflects an asset value of €169 million (approximately $219 million) for all four hotels. The total net consideration payable to us is €26.5 million (approximately $34.5 million). In addition, approximately €58 million (approximately $75 million) of our subsidiaries’ share (50%) of banks loans was assumed by PPHE by virtue of the purchase of those subsidiaries and will be eliminated from our consolidated balance sheet. The consideration will be paid in the following manner: (i) €23 million (approximately $30 million) in cash; (ii) PPHE shall issue and allot to us 700,000 ordinary shares of PPHE, with a current market price of approximately €2.0 million (approximately $2.5 million), based on the quotation of such shares’ price on the London Stock Exchange as of March 30, 2012; and (iii) an additional payment in the aggregate amount of up €1.5 million (approximately $2 million) that shall be made on the fourth anniversary of the Transfer Date and shall be subject to certain adjustments, based on the PPHE shares’ market price, as set forth in the agreement. The total gain which will be recognized in our financial statements as a result of the transaction is estimated at approximately NIS 180 million (approximately $47 million).

In September 2011 Victoria Monument B.V. (our jointly owned Dutch entity with PPHE) ("Victoria Monument") entered into a term loan credit facility agreement with the London branch of Bank Hapoalim B.M. ("Bank Hapoalim"), pursuant to which Bank Hapoalim extended a loan to Victoria Monument for the purpose of constructing the arthotel Amsterdam in the amount up to €26,000,000, which included an amount outstanding under a prior facility agreement between Victoria Monument and Bank Hapoalim dated December 14, 2006, in the amount of €14,000,000. Victoria Monument, together with this facility agreement were assigned to PPHE as part of the transaction described above.

•
In April 2012, we completed the sale of all our shares in Elbit Trade & Retail Ltd. and all the interests in G.B. Brands, Limited Partnership, which was the franchisee of the GapTM and Banana RepublicTM brands, to Gottex Models Ltd. (“Gottex”), for a purchase price of approximately NIS 57.9 million (including the payment for the inventory purchased by Gottex and certain working capital items included in the closing initial balance sheet), which amount is subject to adjustment based upon Elbit Trade & Retail Ltd.'s financial statements as of the closing date.

•
In December 2011, the board of directors of PC approved the repurchase of up to NIS 150 million (approximately $39 million) of its series A through B Notes, to be made from time to time in the open market. To date, during 2012, PC has purchased an additional total of NIS 38 million par value of its debentures (with adjusted value of NIS 46 million), for a total consideration of NIS 36 million (approximately $9.4 million), reflecting a gain of approximately NIS 10 million (approximately $2.6 million).

•
In March 2012, PC opened the Kragujevac Plaza in Kragujevac, Serbia, the fourth largest city in Serbia and the capital of the Sumadjia Region in central Serbia. This shopping and entertainment center comprises 22,000 square meters of gross lettable area spread over two floors with approximately 700 parking spaces. The center includes an six screen cinema, the Arena Fun Factory entertainment center and Circus Playground, as well as over 95 shops with international and local brands.

•
On March 2, 2012, PC opened its first shopping mall in India, the Koregaon Park Plaza in Pune, the second largest city in the state of Maharashtra. This shopping and entertainment center comprises 41,500 square meters of gross lettable area spread over two and a half floors with approximately 930 car parking spaces and 930 two-wheeler slots. The shopping mall includes a seven screen PVR cinema, the blu-O bowling and Timezone entertainment center as well as over 120 shops with international and local brands. This mall is owned exclusively by PC.

•
On February 23, 2012, InSightec and InSightec’s wholly owned subsidiary concluded a series of agreements with GEHC pursuant to which GEHC will provide financing to InSightec in the form of convertible notes up to a total of $13,750,000, bearing interest at a rate of 6% per annum or a rate equivalent to the interest applicable to the financing provided by us and Elbit Medical. The convertible notes will be due and payable by October 1, 2016, and will be convertible into Series B-1 Preferred Shares of InSightec. In addition, we and Elbit Medical entered into a series of agreements with InSightec and GEHC pursuant to which, among other things, upon Elbit Medical obtaining the approval of its shareholders the financing granted to InSightec by us and Elbit Medical during 2010 and 2011 will be amended to provide similar loan terms and security mechanisms as set forth in this funding agreement, so that Elbit Medical and us will receive convertible notes convertible on the same terms and up to the same amounts as the GEHC notes. The loans and convertible notes issued to GEHC and Elbit Medical and the note that will be issued to us will be secured, pari passu, by floating charges over the assets of InSightec and its wholly owned subsidiary.

•
In January 2012, the EPN Group entered into an agreement to sell 47 shopping centers (out of 49) located throughout the United States that were previously held by EDT (the “Properties”), to BRE DDR Retail Holdings LLC, a joint venture between Blackstone Real Estate Partners VII L.P. and/or its affiliates and DDR Corp. (formerly known as Developers Diversified Realty Corporation) and/or its affiliates, for a purchase price of $1.43 billion. Total property level debt to be repaid by the EPN Group or assumed by BRE DDR Retail Holdings LLC was approximately $934 million as of the date of the agreement. The transaction is expected to close in June 2012, and is subject, inter alia, to approval of the applicable lenders to the assignment and assumption of the above mentioned assumed debt, and satisfaction of certain other closing conditions. See "Item 4.B Business Overview – United States Real Property - Real Estate Investment Portfolio - EDT Retail Trust."

2011

•
In May 2011, PC's board of directors approved the repurchase of up to NIS 150 million (approximately $39 million) of its series A through B Notes, to be made from time to time in the open market. During 2011, PC purchased an additional total of NIS 168 million par value of its debentures (with adjusted value of NIS 194 million), for a total consideration of NIS 152 million (approximately $40 million).

•
In November 2011, PC opened the Torun Plaza in Torun, Poland, an 800-year old city of 200,000 inhabitants located in the north-west of Poland. This shopping and entertainment center comprises 40,000 square meters of gross lettable area spread over two floors with approximately 1,100 parking spaces. The center includes an eight screen cinema, fantasy park entertainment center as well as over 120 shops with international and local brands.

•
On October 3, 2011, our 77% held subsidiary, S.C. Bucuresti Turism S.A ("BUTU") completed a refinancing of its five star Radisson Blu Hotel located in Bucharest, Romania.  According to the facilities agreement, a leading international European bank granted BUTU a loan of up to €71.5 million. The loan may be drawn down in two tranches, with Tranche A in the amount of approximately €62.5 million having been drawn down on September 29, 2011, and Tranche B in the amount of approximately €9.0 million to be drawn down between December 31, 2012 and March 31, 2013, subject to the satisfaction of certain conditions as stipulated in the facilities agreement.  The proceeds of the loan shall be used, inter alia, to repay BUTU's current outstanding bank facility and to repay to us our shareholder loans in the amount of approximately €25 million.

•
On September 22, 2011, PC undertook that it would not make any further distributions during 2011 other than a distribution of €30 million that was made on September 23, 2011,  pursuant to an agreement entered into between PC and its Series A and Series B bondholders. Furthermore, PC undertook in the agreement that distributions in the years 2012 and 2013 will be subject to the following conditions:

o	any distribution of dividends (including a repurchase of shares that is not at an attractive price to PC) will not exceed €30 million (approximately $38.8 million);

o
any distribution of dividends will be derived only from the net cash flow derived from the realization of assets at a rate which will not exceed 50% of the cash flow from the realization of the foregoing assets;

o
if a distribution is made and the bonds meet certain agreed upon average yield rates, PC will maintain certain reserve amounts secured in favor of the bondholders which may be used to repurchase or repay the bonds; and

o
if a distribution is made and the bonds meet certain agreed upon average yield rates, PC will be entitled to make distributions between €30 million (approximately $38.8 million) and €50 million (approximately $64.7 million) and it will maintain an amount equal to the distribution amount exceeding €30 million as a reserve secured in favor of the bondholders which may be used to repurchase or repay the bonds.

•
On September 21, 2011, our indirect subsidiary, Elbit USA entered into a secured term loan agreement (the “Term Loan Agreement”) with Eastgate, for a term loan in the amount of $30 million (the "Term Loan"). As part of and in connection with the Term Loan, we granted to Eastgate a warrant to purchase our ordinary shares at an exercise price of $3.00 per share payable in cash, in exchange for the cancellation of debt or by forfeiting shares having a market value equal to the exercise price (i.e., "cashless exercise"), during a two-year period commencing on March 31, 2012. It was further agreed that if the Term Loan is repaid by March 22, 2012, six months from the closing, the warrant would entitle Eastgate to purchase up to 3.3% of our outstanding shares at the date of exercise. Otherwise, the warrant would entitle Eastgate to purchase up to 9.9% of our outstanding shares at the date of exercise. The exercise price and/or number of shares issuable upon exercise of the warrant are subject to adjustment for certain corporate events, transactions and dilutive issuances of securities. On September 22, 2011, we filed a prospectus supplement with the SEC under our shelf registration statement dated March 14, 2011, to register the warrant and up to 3,000,000 ordinary shares which may be issuable upon the exercise of the warrant.

•
On September 19, 2011, EDT distributed an interim dividend payment of $26 million. Elbit Plaza USA received a total distribution amount of $11.8 million. Each of ours and PC’s share in such distribution is approximately $5.9 million.

•
On September 23, 2011, PC paid an interim cash dividend payment of €30 million (approximately $38.8 million) to its shareholders, of which we received €18.7 million (approximately $24.2 million), out of which €8.7 million (approximately $11.3 million) was used to serve our debt to an Israeli bank under a loan agreement dated March 2011 pursuant to which we pledged 29% of PC's outstanding shares.

•
On July 14, 2011, we concluded the off-market takeover bid made by EPN EDT Holdings II, LLC ("EPN Holdings") in March 2011, for all of the units in EDT not already held by EPN Holdings and its affiliates.  As a result of the purchases of EDT’s units during the offer period, EPN Holdings and its affiliates increased their interest in EDT from approximately 47.8% to approximately 96.4%. In August 2011 EPN Holdings completed the compulsory acquisition of the remaining EDT units and the EPN Group became the holder of 100% of the outstanding units of EDT, following which, EDT was removed from the official list of the Sydney Stock Exchange and was voluntarily liquidated (while transferring the US REITs it held to the Fund).

•
In May 2011, our board of directors approved the repurchase of up to NIS 150 million (approximately $39 million) of our series A through G Notes, to be made from time to time in the open market. During 2011, we purchased NIS 67.7 million par value of our notes for an amount of approximately NIS 53 million (approximately $14 million).

•
In March 2011, we entered into a new financing agreement (subsequently amended) with an Israeli bank in the amount of $70 million (approximately NIS 268 million), replacing the previous financing agreement.

•
In March 2011, we issued additional unsecured non-convertible Series D Notes to investors in Israel, by expanding the existing series, in an aggregate principal amount of approximately NIS 96 million (approximately $25 million) for gross proceeds of approximately NIS 108 million (approximately $28 million).

•
On February 9, 2011, we filed a shelf registration statement on Form F-3 with the SEC, which became effective on March 14, 2011, pursuant to which we may offer and sell from time to time, a combination of ordinary shares, senior and subordinated debt securities, warrants and units in one or more offerings up to a total dollar amount of $300,000,000.

•	In January 2011, PC issued additional Series A and B Notes for an aggregate consideration of approximately NIS 300 million (approximately $79 million).

2010

•
On December 31, 2010, we sold to PPHE all of our holdings in three companies that own three hotels in London, England, for a total consideration of £21 million (approximately $28 million), representing a total estimated asset value for the hotels of £230 million (approximately $308 million). The consideration was paid in a combination of loans, an issuance of shares of PPHE and a possible additional payment that is subject to adjustments. Prior to this transaction, these hotels were jointly owned by us and PPHE and were managed by PPHE. For additional information, see “Item 4.B. Business Overview – Recent Acquisitions and Dispositions of Hotels."

•
On December 29, 2010, EPN Management signed an agreement to purchase seven retail shopping centers located in the states of Georgia, Oregon and Florida from certain affiliates of Charter Hall Retail REIT. Following the signing of several amendments, EPN acquired one of the assets located in Atlanta, Georgia (Roswell Crossing) for a purchase price of approximately $21.5 million and assumed a bank loan of approximately $14 million. For additional information, see “Item 4.B. Business Overview – United States Real Property – Real Estate Investment Portfolio - Charter Hall Retail REIT.”

•
On November 29, 2010, we completed a refinancing of three of our jointly controlled hotels in London - the Park Plaza Riverbank, the Park Plaza Victoria and the Park Plaza Sherlock Holmes. The refinancing involved 5-year term facilities totaling £165 million (approximately $219 million) with Aareal Bank AG, maturing in November 2015. The hotels were previously financed by a £195 million (approximately $306 million) facility (with £181.9 million outstanding, or approximately $285.5 million) from Goldman Sachs International, which was due in March 2011. In addition to the new facilities, PPHE and us provided an equity injection of £16.6 million (approximately $26 million) of which £7.7 million (approximately $12 million) was provided by us, in order to enable the borrowers to repay the balance of the amount that was outstanding to Goldman Sachs. PPHE and us severally guaranteed certain of the borrowers’ obligations, plus interest in a total amount of £25.8 million (approximately $40.5 million), of which our share amounts to £11.9 million (approximately $18.6 million). The facilities are non-recourse to us or any other company affiliated to us, other than the borrowers and their subsidiaries. For details regarding the sale of these hotels to PPHE at the end of 2010, see above.

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

•
In August 2010, we sold 15,000,000 ordinary shares of PC to a Polish institutional investor, for an aggregate consideration of approximately NIS 98 million (approximately $28 million). Following this transaction, we owned approximately 62.36% of PC's outstanding shares.

•
In 2010 we issued additional unsecured non-convertible Series G Notes to investors in Israel, by expanding the existing series, in an aggregate principal amount of approximately NIS 461.5 million (approximately $130 million) for gross proceeds of approximately NIS 459 million (approximately $129 million.

•
In June 2010, EPN completed an investment of approximately $116 million in EDT, a trust traded on the Australian Stock Exchange. Following the completion of the transaction, EPN was EDT's largest unit holder, holding an approximate 48% ownership interest in EDT. For additional information, see “Item 4.B. Business Overview – United States Real Property – Real Estate Investment Portfolio - EDT Retail Trust.”

•
In June 2010, the Fund raised $31 million in capital commitments from Menora and certain of its affiliates. For additional information, see “Item 4.B. Business Overview – United States Real Property – U.S. Real Property Joint Venture.”

•
In April 2010, we, together with PPHE, acquired the Holiday Inn Schiphol Hotel located near the Amsterdam Schiphol Airport, for a purchase price of €30 million (approximately $40 million). The hotel operates under the "Park Plaza" brand name.

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

•	In February 2009, Elbit Trade & Retail Ltd. signed a franchise agreement with GAP Inc. to open and operate GAP and Banana Republic stores in Israel.

•	During 2009 we opened one additional G-Star store and one GAP store. Our aggregate investment in such stores totaled approximately NIS 8 million.

•	In 2009 PC completed the development of two shopping centers, the Liberec Plaza in the Czech Republic and the Riga Plaza in Latvia, and opened them to the public.

•	During 2009 we invested an aggregate of $1.5 million in our venture capital companies.

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

Use of estimates

Impairment/write down of real estate properties

The recognition of an impairment/write down to our real estate assets is subject to a considerable degree of estimates, the results of which, when applied under different principles, conditions and assumptions, are likely to result in materially different amounts and could have a material adverse effect on our consolidated financial statements.

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

Estimations of the Recoverable Amount and/or Net Realizable Value involve, in general, critical estimation and takes into account special assumptions in the valuations, many of which are difficult to predict in respect of the future operational cash flows expected to be generated from the real estate asset and the yield rate which will be applied for each real estate asset. Actual results could be significantly different than the estimates and could have a material effect on the financial results.

Determination of the operational cash flow expected to be generated from the real estate asset is based on reasonable and supportable assumptions as well as on historical results adjusted to reflect our best estimate of future market and economic conditions that management believes will exist during the remaining useful life of the assets. Such determination is subject to significant uncertainties. In preparing these projections, we make assumptions, the majority of which relate to market share of the real estate asset, benchmark operating figures such as occupancy rates and average room rates (in respect of hotels) rental and management fee rates (in respect of shopping and entertainment centers), selling prices of apartments (in respect of residential units), time period to complete the real estate assets under construction, costs to complete the establishment of the real estate asset, expected operational expenses and others. In addition the process of construction is long, and subject to authorization from local authorities. It may occur that building permits will expire and will cause us additional preparations and costs, and can cause construction to be delayed or abandoned.

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

Accounting for income taxes

The calculation of our tax liabilities involves uncertainties in the application and/or interpretation of complex tax laws, tax regulations and tax treaties, in respect of various jurisdictions in which we operate and which vary from time to time. In addition, tax authorities may interpret certain tax issues in a manner other than that which we have adopted. Should such contrary interpretive principles be adopted upon adjudication of such cases, our tax burden may be significantly increased. In calculating our deferred taxes, we are required to evaluate (i) the probability of the realization of our deferred income tax assets against future taxable income and (ii) the anticipated tax rates in which our deferred taxes would be utilized. See also note 23B5 to our annual consolidated financial statements.

Potential penalties, guarantees issued and expired building permits

Penalties and guaranties are part of our ongoing construction activities, and result from obligations we have towards third parties, such as banks and municipalities. Our management is required to provide estimations regarding risks evolving from such potential guarantees or penalties that we may have to settle. In addition, our operations in the construction area are subject to valid authorizations and building permits from local authorities. Under certain circumstances we are required to determine whether the building permits we obtained have not yet expired. It may occur that building permits have expired which might impose on us additional costs and expenses, or delays and even abandonment of projects under construction.

Valuation of derivatives, embedded derivatives and share based payment arrangements

We are involved in derivative transactions (mainly PC's swaps transactions, the Eastgate warrant and PPHE call option for the PPHE shares sold under the UK and Dutch hotels sale transactions( (see note 9A(iv) and note 20 ii to our annual consolidated financial statements) and share based payment arrangements adopted by us (see note 25 to our annual consolidated financial statements). The derivatives and the cash settled share based arrangements are measured at fair value at each balance sheet date.

Equity settled share based arrangements are measured at fair value as of the grant date. The fair value of the abovementioned instruments is determined using valuation techniques which require management to make judgments and assumptions regarding the following variables in respect of each instrument:

•	Derivative transactions with respect to PC's swap transactions: mainly the interest rate yield curves of the adjusted NIS and EURO.

•	With respect to Eastgate's warrant and the PPHE call option: the expected volatility of PPHE and our shares and the probability and the term for a "transaction" (as defined in the agreement) to occur.

•
Share based payment arrangements: the share price in respect of option plans adopted by our private investees which has no quoted market price; the expected stock price volatility over the term of the plan; and actual and projected employee stock option exercise behaviors.

The fair value of these instruments was generally computed based on valuations of third party experts.

Fair value of investment property

As of December 31, 2011, we determined the fair value of investment properties substantially based on the asset's fair value as reflected in the January 2012 agreement for the sale of 47 properties which followed a proposed purchase price offer presented to us towards the end of December 2011, the fair value of which as of December 31, 2011, represents 90% of the total fair value of our portfolio (See also note 31C to our annual consolidated financial statements). For the remaining assets we used the same methodology as in December 2010, which is described below.

As of December 31, 2010, we determined the fair value according to accepted evaluation methods for real estate properties. The factors taken into account in assessing valuations may include:

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

The table below illustrates the key valuation assumptions used in the determination of the investment properties fair value as of December 31, 2011.

Weighted average capitalization rate	8.5%
Weighted average lease expiry (years)	5.0 (*)
Vacancy	11.2%
_____________
(*)   Weighted by ABR (Annual Base Rate).

The above key assumptions have been taken from the latest valuations for all the investment properties that were performed as of December 31, 2011.

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

Classification of investment as held to maturity

As of December 31, 2011, we had investments in the amount of NIS 188 million in financial notes (the "Notes"), as compared to NIS 180 million as of December 31, 2010 (see note 9A.(ii) to our annual consolidated financial statements). We considered our capital management policy and our liquidity requirement for operational activities, and decided that we have the positive intent and ability to hold these Notes to maturity. Accordingly, the investment in the Notes is presented in our financial statements as held to maturity.

We examined if there was objective evidence for impairment loss of the Notes which mainly included a decrease in the quoted market value of the Notes (which was provided to us by the issuing bank as of the balance sheet date) by approximately 29% (NIS 55 million) below their cost. Following this examination, we concluded that, as of the balance sheet date, there is no objective evidence which should lead to impairment of these Notes.

Effective control

Our management is of the opinion that we have de facto control over EDT, by having the power to govern the financial and operating policies of EDT. Based on this, we present our indirect investment in EDT on a proportional consolidation basis of 43.3% (45% as of December 31, 2011). See note 3 to our annual consolidated financial statements.

Revenue recognition from sale of property, plant and equipment

Revenues from sale of property, plant and equipment, including hotels, are recognized when all the criteria mentioned in note 2 AA to our annual consolidated financial statements are met. The determination whether or not these criteria have been met, for each sale transaction, requires significant judgment by our management. Particularly, significant judgment is made in determining whether, as of the balance sheet date, it is probable that the economic benefits associated with the transaction will flow to us and whether we have transferred to the buyer the significant risks and rewards associated with the assets sold.

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

Control in InSightec

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

Classification of investment property as held for use

According to IFRS 5 "Non-current Assets held for Sale and Discontinued Operations", an entity shall classify a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use.  For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal group) and its sale must be highly probable (highly probable means "significantly more likely than more-likely-than-not"). Amongst the aggregate conditions that must be satisfied for a sale of a non-current asset (or disposal group) to qualify as highly probable is that the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale.

With respect to the transaction to sell our investment properties in the U.S., entered into in January 2012 (see note 31 C to our annual consolidated financial statements), our management is of the opinion that while some of the conditions to qualify for classifying our U.S. investment property portfolio as held for sale have been met as of December 31, 2011 (EPN’s management did in fact have a plan in place to sell the assets and had negotiated a sales price for the portfolio during December 2011), as of such date it was not highly probable that the sale of said assets was expected to qualify for recognition as a completed sale within a 12-month period subsequent to December 31, 2011.

Management's primary arguments include: (i) being the transaction one of significant size in terms of total consideration and number of assets to be sold – $1.43 billion (of which $639 million assumed borrowings) and 47 assets, (ii) the lack of potential of buyers for a portfolio of the size of EPN’s. (iii) current recession in the real estate markets, both in the U.S. and global economy, and stress in the capital markets, which raise significant uncertainty for a transaction of that size to be completed within one year, (iv) the closing of the transaction is subject to the consent of four different lenders with respect to borrowings in the total of $639 million to be assumed as part of the transaction, (v) non-refundable deposit was not paid by the potential purchaser as of December 31, 2011, (vi) EPN management's own experience with past transactions it has been involved in, and (vii) a purchase and sale agreement, nor letter of intent, were executed as of December 31, 2011, hence some significant business terms were not agreed upon as of such date.

Based on the above, as of December 31, 2011 the investment properties of the U.S. portfolio are classified as held for use.

Recently issued accounting standards

For information on recently issued accounting standards under IFRS, see note 2AG to our annual consolidated financial statements.

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

Statements of income

The following table presents our statements of income for each of the three years ended December 31, 2011, 2010 and 2009:

	December 31
	2011	2010	2009	2011
				Convenience
				Translation
	(in NIS thousands)			(in $ thousands)
	(except for per-share data)
Revenues and gains
Gain from bargain purchase	-	397,082	-	-
Gains from sale of real estate assets	-	198,777	-	-
Gains from change of shareholding in subsidiaries	15,450	-	31,106	4,044
Commercial centers operation	115,270	102,895	85,466	30,167
Gain from fair value adjustment of investment property	100,818	40,226	3,423	26,386
Investment property rental income	254,806	122,462	-	66,686
Hotels operations and management	286,548	403,822	396,736	74,993
Sale of medical systems	53,324	33,631	61,683	13,956
Sale of fashion merchandise and other	185,082	174,817	118,386	48,436
	1,011,298	1,473,712	696,800	264,668

Expenses and losses
Commercial centers	159,626	156,745	169,253	41,776
Investment property expenses	112,262	50,571	-	29,380
Hotels operations and management	240,784	341,291	353,229	63,016
Cost and expenses of medical systems operation	101,498	63,973	67,403	26,563
Cost of fashion merchandise and other	211,743	197,574	134,142	55,416
Research and development expenses	62,851	58,514	73,959	16,449
General and administrative expenses	61,857	65,292	66,153	16,189
Share in losses of associates, net	7,568	8,275	14,039	1,980
Financial expenses	257,371	364,030	283,546	67,358
Financial income	(65,571)	(40,927)	(92,725)	(17,161)
Change in fair value of financial instruments measured at fair value through profit and loss	(278,360)	49,666	70,702	(72,850)
Impairment, charges and other expenses, net	309,885	84,664	260,225	81,099
	1,181,514	1,399,668	1,399,926	309,215

Profit (loss) before income taxes	(170,216)	74,044	(703,126)	(44,547)
Income taxes (tax benefit)	86,550	4,920	(35,571)	22,651

Profit (loss) from continuing operations	(256,766)	69,124	(667,555)	(67,198)
Profit from discontinued operation, net	9,737	4,401	16,550	2,548

Profit (loss) for the year	(247,029)	73,525	(651,005)	(64,650)

Attributable to:
Equity holders of the Company	(264,919)	61,998	(530,942)	(69,332)
Non-controlling interest	17,890	11,527	(120,063)	4,682
	(247,029)	73,525	(651,005)	(64,650)

Earnings per share - (in NIS)
Basic earnings per share:
from continuing operation	(11.04)	2.28	(21.51)	(2.89)
from discontinued operation	0.39	0.17	0.65	0.1
	(10.65)	2.45	(20.86)	(2.79)
Diluted earnings per share:
from continuing operation	(11.05)	1.96	(21.53)	(2.89)
from discontinued operation	0.39	0.17	0.65	0.1
	(10.66)	2.13	(20.88)	(2.79)

2011 compared to 2010

Revenues and Gains

Total revenues and gains in 2011 amounted to NIS 1,011 million ($265 million) compared to NIS 1,474 million in 2010. The decrease is mainly attributable to:

(I)
Non-recurring gain from a "bargain purchase" in 2011 decreased to nil compared to NIS 397 million in 2010. The gain results from the acquisition of 48% in EDT during June 2010. This gain represented the difference between the fair value of EDT's net identifiable assets and the aggregate value of the consideration paid.

(II)
Gain from a sale of real estate assets decreased to nil compare to NIS 199 million in 2010, as a result of the sale of three hotels in London, U.K. in December 2010. Offset by gain in 2011 from change of shareholding in investee in the U.S. operation in the amount of NIS 15 million ($4 million) compared to nil in 2010.

(III)
Revenues from shopping and entertainment centers increased to NIS 115 million ($30 million) in 2011 compared to NIS 103 million in 2010, as a result of the operation of five commercial centers in 2011, four of which operated throughout the year, compared to the operation of four commercial centers in 2010, two of which operated throughout the year.

(IV)
Gain from fair value adjustment of investment property increased to NIS 101 million ($26 million) in 2011 compared to NIS 40 million in 2010. This increase mainly reflects the revaluation of EDT's assets for a twelve-month period in 2011 compared to half a year in 2010.

(V)
Revenues from investment property rental income increased to NIS 255 million ($67 million) in 2011 compared to NIS 122 million in 2010. The increase was mainly attributable to the operation of the yielding properties in the U.S. throughout the year compared to the half-year operation of the centers in 2010 and slightly to the growth in occupancy throughout the year.

(VI)
Revenues from hotel operations and management decreased to NIS 287 million ($75 million) in 2011 compared to NIS 404 million in 2010. The decrease was mainly attributable to the sale of the hotels in London in December 2010 as aforementioned. This decrease is partially set off by an increase in the revenues from our hotels in the Netherlands, Belgium and Romania.

(VII)
Revenues from the sale of medical systems (InSightec) increased to NIS 53 million ($14 million) in 2011 compared to NIS 34 million in 2010. The increase was mainly attributable to the number of systems sold in 2011 compared to 2010.

(VIII)
Revenues from the sale of fashion retail and other increased to NIS 185 million ($48 million) in 2011 compared to NIS 175 million in 2010. The increase was mainly attributable to the operation of four additional GAP stores, which opened during 2010.

Expenses and losses

Our expenses and losses in 2011 amounted to NIS 1,182 million ($309 million) compared to NIS 1,400 million in 2010. Set forth below is an analysis of our expenses and losses:

(I)	Expenses of commercial centers increased to NIS 160 million ($42 million) in 2011 compared to NIS 157 million in 2010.

(II)	Cost of investment property increased to NIS 112 million ($29 million) in 2011 compared to NIS 51 million in 2010. The increase resulted from the increase in the revenues as aforementioned.

(III)
Cost of hotel operations and management decreased to NIS 241 million ($63 million) in 2011 compared to NIS 341 million in 2010. The decrease was mainly attributable to the sale of the hotels in London in December 2010 as aforementioned.

(IV)
Cost and expenses of medical systems increased to NIS 101 million ($26 million) in 2011 compared to NIS 64 million in 2010. The increase was mainly attributable to the settlement of legal claims and related expenses during 2011.

(V)	Cost of fashion retail and other increased to NIS 212 million ($55 million) in 2011 compared to NIS 198 million in 2010. The increase resulted from the increase in the revenues as aforementioned.

(VI)	Expenses of research and development increased to NIS 63 million ($16 million) in 2011 compared to NIS 59 million in 2010. The increase was mainly attributable to InSightec's activity.

(VII)
General and administrative expenses decreased to NIS 62 million ($16 million) in 2011 compared to NIS 65 million in 2010. General and administrative expenses offset non-cash expenses amounted to NIS 37 million ($10 million) in 2011 compared to NIS 49 million in 2010. The decrease in cash expenses was mainly attributable to increasing efficiency during 2011 in payroll expenses and other expenses in the amount of NIS 12 million.

(VIII)
Financial expenses, net decreased to NIS 257 million ($67 million) in 2011 compared to NIS 364 million in 2010. Such amount includes (a) interest and CPI linked borrowings in the amount of NIS 577 million compared to NIS 465 million in 2010; (b) gain from buy back of debentures in the amount of NIS 64 million in 2011 (there were no debenture buy backs in 2010); offset by financial expenses capitalized to qualified assets in the amount of NIS 198 million in 2011 compared to NIS 164 million in 2010. The increase in interest and CPI linked borrowings in the amount of NIS 577 million in 2011 compared to NIS 465 million in 2010 is mainly attributable to: (i) an increase in interest expenses on loans in the net amount of NIS 42 million mainly due to an increase in bank loans attributed to the USA operation which was purchased only in June 2010, an increase in bank loans as a result of progressing in the construction of new commercial centers offset by a decrease of loans attributable to our hotel operations as a result of selling the London hotels in December 2010,  (ii) a net increase of NIS 28 million in interest expenses as a result of an increase in the principal amount of our and PC's debentures issued during 2011; and (iii) an increase of NIS 22 million attributable to an increase in the Israeli consumer price index to which our and part of PC's debentures are linked (2.53% in  2011 compared to 2.28% in 2010).

(IX)
Financial income increased to NIS 66 million ($17 million) in 2011 compared to NIS 41 million in 2010. Such increase was attributable mainly to decrease in exchange rate differences which in 2010 amounted to a loss of NIS 18 million compared to a gain of NIS 1 million in 2011. The loss in 2010 is mainly attributable to our deposits in Euro and U.S. dollars which decreased as a result of the devaluation of the Euro and the U.S. dollar against the NISS.

(X)
Income from changes in fair value of financial instruments amounted to NIS 278 million ($73 million) in 2011 compared to loss of NIS 50 million in 2010. This increase was mainly attributable to the following:

(i)
Gain from changes in fair value of financial instruments (measured at fair value through profit and loss (mainly PC's notes)) amounted to NIS 356 million ($93 million) in 2011 compared to a loss of NIS 234 million in 2010;

(ii)
Loss from change in fair value of derivatives and embedded derivative (mainly swap transactions) executed by PC in respect of its notes amounted to NIS 63 million ($16 million) in 2011 compared to gain in the amount of NIS 165 million in 2010;

(XI)
Impairment and other expenses, net, increased to NIS 310 million ($81 million) in 2011 compared to NIS 85 million in 2010. The increase was attributable to the impairment in PC's trading property in Eastern Europe in the amount of NIS 283 million ($74 million) in 2011 compared to NIS 44 million in 2010.

As a result of the foregoing factors, we recognized loss before tax expenses in the total amount of NIS 170 million ($45 million) compared to profit in the amount of NIS 74 million in 2010.

Tax expenses amounted to NIS 87 million ($23 million) in 2011 compared to NIS 5 million in 2010. The increase in tax expenses is attributable mainly to timing differences related to our operations in the U.S. and to PC's debentures measured at fair value through profit and loss.

The above resulted in loss from continuing operations in the amount of NIS 257 million ($67 million) in 2011 compared to income of NIS 69 million in 2010.

Profit from discontinued operations, net, amounted to NIS 10 million ($2.5 million) in 2011 compared to NIS 4 million in 2010.

The above resulted in a loss of NIS 247 million ($65 million) in 2011, of which a loss of NIS 265 million ($69 million) is attributable to our equity holders and a profit of NIS 18 million ($5 million) was attributable to the non-controlling interest. The net profit in 2010 includes NIS 62 million attributable to our equity holders and NIS 11 million attributable to the non-controlling interest.

2010 compared to 2009

Revenues and Gains

Total revenues and gains increased to NIS 1,474 million in 2010 compared to NIS 697 million in 2009. Set forth below is an analysis of our revenues and gains:

(I)
Gain from a "bargain purchase" of EDT in the amount of NIS 397 million, executed by EPN, which is 43% held by Elbit Plaza USA. The gain was recorded as a result of the acquisition of a 48% stake in EDT in June 2010. Such gain represents the difference between the fair value of the net identifiable assets of EDT and the aggregate value of consideration paid.

(II)	Gain from the sale of our three hotels in London, U.K., in the amount of NIS 199 million, executed in December 2010.

(III)	Changes in our shareholdings in our subsidiaries in 2010 amounted to nil compared to NIS 31 million in 2009. The gain in 2009 was attributable to the following transactions:

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

(IV)	Revenues from shopping and entertainment centers increased to NIS 103 million in 2010 compared to NIS 85 million in 2009. This revenue was derived from:

(i)
Revenues from the sale of trading property in the amount of NIS 4 million in 2010 compared to no such revenue in 2009. The revenues generated in 2010 were attributable to the sale of a plot of land in the Czech Republic; and

(ii)
Revenues from the operation of shopping and entertainment centers in the amount of NIS 99 million in 2010 compared to NIS 85 million in 2009. The revenues in 2010 were attributable mainly to the operation of four shopping and entertainment centers in 2010 as compared to two in 2009.

(V)
Gain from fair value adjustment of investment property amounted to NIS 40 million in 2010 compared to NIS 3 million in 2009. The gain in 2010 represented the revaluation of EDT's assets since its acquisition in June 2010.

(VI)
Revenues from investment property rental income amounted to NIS 122 million in 2010 compared to no such revenues in 2009. The revenues were attributable to the operation of EDT in the second half of 2010.

(VII)
Revenues from hotel operations and management increased to NIS 404 million in 2010 compared to NIS 397 million in 2009. This increase was mainly attributable to the improvement in revenues from our hotels in the United Kingdom, Belgium, Romania and our new hotel in Schiphol, Holland, and was offset by the devaluation of the Euro and the British Pound (the functional currencies in which our hotels operate) against the NIS during 2010.

(VIII)
Revenues from the sale of medical systems decreased to NIS 34 million in 2010 compared to NIS 62 million in 2009. This decrease was mainly attributable to the number of systems sold in 2010 compared to 2009.

(IX)	Revenues from the sale of fashion retail increased to NIS 175 million ($49 million) in 2010 compared to NIS 118 million in 2009. The increase was mainly attributable to:

(i)	the opening of the four new GAP stores in 2010 as compared to one store opened at the end of 2009; and

(ii)	an increase in sales of Mango’s existing stores during 2010 as compared to 2009.

Expenses and losses

Our expenses and losses amounted to NIS 1,400 million in 2010 compared to NIS 1,400 million in 2009. Set forth below is an analysis of our expenses and losses:

(I)	Expenses of commercial centers decreased to NIS 157 million in 2010 compared to NIS 169 million in 2009. The net decrease was attributable to:

(i)
An increase to NIS 5 million ($1.4 million) in cost of trading property sold in 2010 as compared to NIS 2 million in 2009. Such increase in 2010 was attributable to the sale of a plot of land in the Czech Republic as compared to no sales of commercial centers in 2009;

(ii)
A decrease of NIS 2 million in the direct costs from operation mainly attributable to a decrease of 9.4% of the average exchange rate of the Euro against the NIS; offset by an increase in the direct cost expenses (measured in Euro) from operation of four commercial centers in 2010 as compared to two in 2009; and

(iii)
A decrease in other expenses in the amount of NIS 13 million, of which NIS 15 million was attributable mainly to a decrease in general and administrative expenses attributable to the commercial centers operations as a result of the economic environment in the market; offset by an increase in the marketing expenses related with the opening of two new commercial centers in 2010.

(II)
Cost of hotel operations and management decreased to NIS 341 million in 2010 compared to NIS 353 million in 2009. This decrease was mainly attributable to the devaluation of the Euro and the British Pound against the NIS.

(III)	Cost of investment property expenses was NIS 51 million ($14 million) in 2010 compared to no such cost in 2009. These costs resulted from EDT's activity in the second half of 2010 as mentioned above.

(IV)
Cost and expenses of medical systems decreased to NIS 64 million in 2010 compared to NIS 67 million in 2009. This decrease was mainly attributable to a decrease in sales of "ExAblate" systems as mentioned above.

(V)
Cost of fashion merchandise increased to NIS 198 million ($56 million) in 2010 compared to NIS 134 million in 2009. The increase was mainly attributable to the increase in operation related with the opening of four GAP stores in 2010.

(VI)
Research and development expenses, net decreased to NIS 58 million in 2010 compared to NIS 74 million in 2009. This decrease was attributable to grants from the Israeli Office of the Chief Scientist in the amount of NIS 7.6 million in 2010.

(VII)	General and administrative expenses, net decreased to NIS 65 million in 2010 compared to NIS 66 million in 2009.

(VIII)	Financial expenses increased to NIS 364 million in 2010 compared to NIS 284 million in 2009. Such increase was attributable mainly to the following:

(i)
Total interest expenses in respect of our bank loans and notes issued (including linkage differences in respect of bonds which are linked to the Israeli consumer price index) amounted to NIS 465 million in 2010 compared to NIS 430 million in 2009. From these amounts we have capitalized financial costs to our real estate under construction and development in the amount of NIS 164 million and NIS 155 million in 2010 and 2009, respectively. Such increase was attributable to an increase of NIS 55 million in interest expenses as a result of an increase in the principal amount of our and PC's debentures issued during 2010; offset by a 2.28% decrease in the Israeli consumer price index, to which our notes are linked, in 2010, compared to a 3.82% increase in 2009, which resulted in a decrease of NIS 20 million; and an increase in capitalized financial costs in the amount of NIS 9 million;

(ii)
we recorded a loss from exchange rate differences in respect of our borrowings in the amount of NIS 55 million in 2010 compared to NIS 2 million in 2009. Such increase in the amount of NIS 53 million was attributable mainly to exchange expenses recorded on PC's NIS debentures listed on the TASE, while PC's functional currency is Euro; and

(iii)	other financial expenses increased to NIS 8 million in 2010 compared to NIS 7 million in 2009.

(IX)	Financial income decreased to NIS 41 million in 2010 compared to NIS 93 million in 2009. Such decrease is attributable mainly to the following:

(i)
A decrease of NIS 26 million related to interest income from bank deposits from NIS 85 million in 2009 to NIS 59 million in 2010. Such decrease was attributable mainly to a decrease in deposits, financial structures and cash balances; and

(ii)
We recorded a loss from exchange rate differences of NIS 18 million in 2010 compared to a gain from exchange rate differences of NIS 7 million in 2009. The loss in 2010 was mainly attributable to our deposits in Euro and U.S. dollars which decreased as a result of the devaluation of the Euro and the U.S. dollar against the NIS. The gain in 2009 was mainly attributable to exchange differences from PC's deposits in different currencies other than the Euro, the functional currency of PC (such as the Polish Zloty, Czech Koruna and the U.S. dollar).

(X)	Loss from changes in fair value of financial instruments decreased to NIS 50 million in 2010 compared to loss of NIS 71 million in 2009. This decrease was mainly attributable to the following:

(i)
Loss from changes in fair value of financial instruments (measured at fair value through profit and loss (mainly PC's notes)) amounted to NIS 256 million in 2010 compared to a loss of NIS 240 million in 2009;

(ii)	Profit from change in fair value of swap transactions executed by PC in respect of its notes amounted to NIS 168 million in 2010 compared to NIS 73 million in 2009;

(iii)	Loss from change in fair value of embedded derivatives related to our hotel segment was NIS 4 million in 2010 compared to profit of NIS 17 million in 2009; and

(iv)	Profit from marketable securities amounted to NIS 19 million in 2010 compared to a profit of NIS 53 million in 2009.

(XI)	Impairment, charges and other expenses, net, totaled NIS 85 million in 2010 compared to NIS 260 million in 2009. The expenses in 2010 mainly include the following:

(i)
Impairment of PC trading property in the amount of NIS 44 million which was affected by the real estate market conditions in Eastern Europe which was expressed by an increase in the sales yields and the expectations for decreases in rental income;

(ii)	Trading registration expenses in the amount of NIS 10 million related to our publicly traded subsidiary, Elbit Medical, on the Tel Aviv Stock Exchange;

(iii)	Expenses in the amount of NIS 9 million related to deferred expense charged to the profit and loss in respect of our diary and farm activity in India as well as with our retail activity in Israel; and

(iv)	Project initiation expenses related to our activities in India in the amount of NIS 41 million.

Offset by:

(i)	Gain in the amount of NIS 8 million in connection with purchase of loans from a third party as part of the EDT transaction; and

(ii)	Reverse of impairment expenses recorded in previous years related to our hotel in Belgium in the amount of NIS 14 million.

As a result of the foregoing factors, we recognized income before income tax in the total amount of NIS 74 million in 2010 compared to a loss of NIS 703 million in 2009.

Income taxes totaled NIS 5 million in 2010 compared to tax benefits of NIS 36 million in 2009.

The above resulted in income from continuing operations totaling NIS 69 million in 2010 compared to a loss of NIS 668 million in 2009.

Profit from discontinued operations, net, totaled NIS 4 million in 2010 compared to profit of NIS 17 million in 2009. Our discontinued operations consist mainly of medical imaging operations and the sub-assemblies and component segment which were sold in previous years. This profit resulted mainly from the collection of receivables previously written off, income from royalties on patents rights and exchange rate differences attributable to monetary assets and liabilities pertaining to discontinued operations.

The above resulted in profits of NIS 74 million in 2010, of which NIS 62 million is attributable to our equity holders and NIS 12 million was attributable to the non-controlling interest. The loss in 2009 included NIS 531 million attributable to our equity holders and NIS 120 million attributable to the non-controlling interest.

B.            Liquidity and Capital Resources

General

Our capital resources include the following: (a) proceeds from sales of trading property and real estate assets subject to market conditions; (b) lines of credit obtained from banks and financial institutions and other lending institutions; (c) public issuances of unsecured non-convertible and convertible notes by us and PC; (d) funds raised through our U.S. real estate joint venture (see "Item 4.B. Business Overview – United States Real Property – U.S. Real Property Joint Venture"; and (e) available cash and cash equivalents. See “ - Overview” above for information on the major transactions and events carried out by us in 2009, 2010 and 2011, which resulted in material changes in our liquidity and capital resources.  Such resources are used for the following purposes:

(i)
Equity investments in our shopping and entertainment centers, our hotels and our residential projects, which are constructed by our wholly owned and jointly controlled subsidiaries (special purpose entities that are formed for the construction of our real estate projects (a “Project Company”)). We generally finance approximately 30%-35% of such projects through equity investments in the Project Companies, while the remaining 65%-70% is generally financed through a credit facility secured by a mortgage on the project constructed by the respective Project Company, registered in favor of the financial institution that provides such financing. The equity investments in the Project Companies are typically provided by us through shareholder loans that are subordinated to the credit facilities provided to the Project Company;

(ii)
Equity investments by our U.S. investment platform. During this period our U.S. investment platform will engage in active asset management, so as to preserve the properties’ cash flow, enhance tenant mix and position the assets to outperform competitive properties. Our ultimate goal would be for our U.S. investment platform to sell its assets as a portfolio or individually, to realize the highest value for its investors.

(iii)
Additional investments in InSightec, if necessary. InSightec’s capital resources are obtained primarily from additional investments in equity or in convertible notes by its shareholders (including through public offerings of debt and equity of Elbit Medical) or loans granted by its shareholders and from its revenues from sales of medical systems. Such amounts are used for research and development activities aimed at obtaining FDA approvals for further treatments and other general corporate expenses such as cost of revenues, marketing and selling and general and administrative expenses;

(iv)
Additional investment in Elbit Fashion, which have generally been executed in the form of shareholder loans.  Part of such amounts are used for opening of new stores and other general corporate needs of Elbit Fashion;

(v)	Additional investment in our associates (mainly venture capital investments);

(vi)	Interest and principal payments on our notes and loans; and

(vii)	Payment of general and administrative expenses.

Investment Policy in Marketable Securities

In accordance with the investment policy adopted by our investment committee, we may invest up to NIS 500 million ($131 million) through several Israeli investment firms. Our investment portfolio is divided as follows: up to 15% in shares and 85% in government and corporate bonds with a rating of at least A on a domestic scale. The portfolio may not include investment in derivative instruments and trust funds.

Our investments in marketable securities are classified as trading securities and therefore are exposed to market-price fluctuations which are recorded as gains or losses in our financial statements. Capital markets are subject to fluctuations in respect of events over which we have no control. Such changes may have an impact on the value of these investments upon realization.

For information regarding restrictions on dividend distributions by PC during the years 2012-2013, see "- Overview – 2011."

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

We and PC depend on our ability to refinance our existing Israeli traded notes. We have recently experienced a significant decline in trading prices (and corresponding rise in yield returns) of the Israeli traded notes of PC and us, which has severely impaired, and may continue to impair, our ability to raise additional financing or to refinance our existing notes through issuances of new Israeli traded notes at attractive terms or at all. During 2011 the value of our and PC's public-issued debentures declined dramatically. As a result, our ability to raise funds through the issuance of debentures is and will remain severely limited and will remain so until the value of our debentures increases once again.

Also, during 2008, and to some extent during 2009, 2010 and 2011, the world markets experienced a financial crisis, which resulted in lower liquidity in the capital markets and lower liquidity in bank financing for real property projects. The financial crisis also affected our ability to obtain financing in CEE and India for our commercial shopping centers and residential projects in those countries. Lower liquidity may result in difficulties to raise additional debt or less favorable interest rates for such debt. In addition, construction loan agreements generally permit the drawdown of the loan funds against the achievement of pre-determined construction and space leasing or selling milestones. If we fail to achieve these milestones (including as a result of the global financial crisis and the significant decrease in the number and volume of transactions in general), the availability of the loan funds may be delayed, thereby causing a further delay in the construction schedule.

If we are not successful in obtaining financing to fund our planned projects and other expenditures, our ability to develop existing projects and to undertake additional development projects may be limited and our future profits and results of operations could be materially adversely affected. Our inability to obtain financing may affect our ability to construct or acquire additional land plots, shopping centers and hotels, and we may experience delays in planned renovation or maintenance of our hotels and commercial centers, or in completion of the construction of our trading property that could have a material adverse effect on our results of operations. Our inability to obtain financing may also affect our ability to refinance our existing debt, which may have a material adverse affect on our results of operations and cash flow. We believe that, based on our current operating forecast, the combination of existing working capital and expected cash flows from operations will be sufficient to finance our ongoing operations for the next twelve months. The followings list describes major transactions and events in 2011, 2010 and 2009, which resulted in material changes in our liquidity:

Sources of Cash from Major Transactions and Events:

2012

•
On February 23, 2012, InSightec and InSightec’s wholly owned subsidiary concluded a series of agreements with GEHC pursuant to which GEHC will provide financing to InSightec in the form of convertible notes up to a total of $13,750,000, bearing interest at a rate of 6% per annum or a rate equivalent to the interest applicable to the financing provided by us and Elbit Medical. The convertible notes will be due and payable by October 1, 2016, and will be convertible into Series B-1 Preferred Shares of InSightec, In addition, we and Elbit Medical entered into a series of agreements with InSightec and GEHC pursuant to which, among other things, upon Elbit Medical obtaining the approval of its shareholders the financing granted to InSightec by us and Elbit Medical during 2010 and 2011 will be amended to provide similar loan terms and security mechanisms as set forth in this funding agreement, so that Elbit Medical and us will receive convertible notes convertible on the same terms and up to the same amounts as the GEHC notes. The convertible notes issued to GEHC and Elbit Medical and the note that will be issued to us will be secured, pari passu, by floating charges over the assets of InSightec and its wholly owned subsidiary.

•
In January 2012, the EPN Group entered into an agreement to sell 47 shopping centers (out of 49) located throughout the United States that were previously held by EDT Retail Trust to BRE DDR Retail for a purchase price of $1.43 billion. Total property level debt to be repaid by the EPN Group or assumed by BRE DDR Retail Holdings LLC was approximately $934 million as of the date of the agreement. The transaction is expected to close in June 2012, and is subject, inter alia, to approval of the applicable lenders to the assignment and assumption of the above mentioned assumed debt, and satisfaction of certain other closing conditions.

•
In April 2012, we completed the sale of all our shares in Elbit Trade & Retail Ltd. and all the interests in G.B. Brands, Limited Partnership, which was the franchisee of the GapTM and Banana RepublicTM brands, to Gottex for a purchase price of approximately NIS 57.9 million (including the payment for the inventory purchased by Gottex and certain working capital items included in the closing initial balance sheet), which amount is subject to adjustment based upon Elbit Trade & Retail Ltd.'s financial statements as of the closing date.

•
In March 2012, we entered into a share purchase agreement with PPHE for the sale of our holdings in certain subsidiaries (the "Purchased Companies") which own a 50% interest in the following hotels in the Netherlands: the Park Plaza Victoria Amsterdam Hotel, the Park Plaza Utrecht Hotel, the arthotel Amsterdam and the Park Plaza Airport Hotel. These hotels are jointly owned by us and PPHE and are managed by PPHE. The transfer of title in the shares of the Purchased Companies to PPHE and the due date for the payment of the consideration, are scheduled to occur following the satisfaction of certain conditions, which are expected to be fulfilled by no later than May 30, 2012 ("Transfer Date"). The transfer of risk and benefit deriving from the hotels and the Purchased Companies to PPHE was made as of March 30, 2012. The transaction reflects an asset value of €169 million (approximately $219 million) for all four hotels. The total net consideration payable to us is €26.5 million (approximately $34.5 million). In addition, approximately €58 million (approximately $75 million) of our subsidiaries’ share (50%) of banks loans was assumed by PPHE by virtue of the purchase of those subsidiaries and will be eliminated from our consolidated balance sheet. The consideration will be paid in the following manner: (i) €23 million (approximately $30 million) in cash; (ii) PPHE shall issue and allot to us 700,000 ordinary shares of PPHE, with a current market price of approximately €2.0 million (approximately $2.5 million), based on the quotation of such shares’ price on the London Stock Exchange as of March 30, 2012; and (iii) an additional payment in the aggregate amount of up €1.5 million (approximately $2 million) that shall be made on the fourth anniversary of the Transfer Date and shall be subject to certain adjustments, based on the PPHE shares’ market price, as set forth in the agreement. The total gain which will be recognized in our financial statements as a result of the transaction is estimated at approximately NIS 180 million (approximately $47 million).

2011

•
On October 3, 2011, our 77% held subsidiary, S.C. Bucuresti Turism S.A ("BUTU") completed a refinancing of its five star Radisson Blu Hotel located in Bucharest, Romania.  According to the facilities agreement, a leading international European bank granted BUTU a loan of up to €71.5 million. The loan may be drawn down in two tranches, with Tranche A in the amount of approximately €62.5 million having been drawn down on September 29, 2011, and Tranche B in the amount of approximately €9.0 million to be drawn down between December 31, 2012 and March 31, 2013, subject to the satisfaction of certain conditions as stipulated in the facilities agreement.  The proceeds of the loan shall be used, inter alia, to repay BUTU's current outstanding bank facility and to repay to us our shareholder loans in the amount of approximately €25 million.

•
On September 23, 2011, PC paid an interim cash dividend payment of €30 million (approximately $38.8 million) to its shareholders, of which we received €18.7 million (approximately $24.2 million), out of which €8.7 million (approximately $11.3 million) was used to serve our debt to an Israeli bank under a loan agreement dated March 2011 pursuant to which we pledged 29% of PC's outstanding shares.

•
On September 21, 2011, our indirect subsidiary, Elbit USA, LLC, ("Elbit USA") entered into a term loan agreement (the “Term Loan Agreement”) with Eastgate, for a term loan in the amount of $30 million (the "Term Loan"). In addition, we granted to Eastgate a warrant to purchase our ordinary shares at an exercise price of $3.00 per share payable in cash, in exchange for the cancellation of debt or by forfeiting shares having a market value equal to the exercise price (i.e., "cashless exercise"), during a two-year period commencing on March 31, 2012. It was further agreed that if the Term Loan is repaid by March 22, 2012, six months from the closing, the warrant would entitle Eastgate to purchase up to 3.3% of our outstanding shares at the date of exercise. Otherwise, the warrant would entitle Eastgate to purchase up to 9.9% of our outstanding shares at the date of exercise. The exercise price and/or number of shares issuable upon exercise of the warrant are subject to adjustment for certain corporate events, transactions and dilutive issuances of securities. On September 22, 2011, we filed a prospectus supplement with the SEC under our shelf registration statement dated March 14, 2011, to register the warrant and up to 3,000,000 ordinary shares which may be issuable upon the exercise of the warrant. On April 5, 2012, we and Eastgate amended the warrant, with effect as of March 22, 2012, pursuant to which we agreed to cancel the proposed increase in the number of shares issuable under the warrant on and after such date and to reduce the exercise price from $3.00 per share to zero. The amendment also contains appropriate modifications to the adjustment provisions of the Warrant as a result of the foregoing changes.

•
On September 19, 2011, EDT distributed an interim dividend payment of $26 million. Elbit Plaza USA, L.P. ("Elbit Plaza USA") received a total distribution amount of $11.8 million. Each of ours and PC’s share in such distribution is approximately $5.9 million.

•
In March 2011, we entered into a new financing agreement (subsequently amended) with an Israeli bank in the amount of $70 million (approximately NIS 268 million), replacing the previous financing agreement. The new agreement is for a 6-year term and bears interest at a rate of LIBOR + 3.8% per annum. As security for this facility, we have pledged to the Israeli bank (i) an amount of 86 million shares of PC, representing approximately 29% of PC's outstanding shares, which will be subject to a 70% loan to value mechanism on PC's shares; (ii) all of our holdings in Elbit Trade & Retail Ltd. which, following the sale thereof to Gottex, was replaced with a pledge over all of our holdings in Elbit Fashion; and (iii) a deposit that equals next year’s principal and interest amount. In addition, we elected to exercise the option of pledging our holdings in some of our hotels in the Netherlands in order to credit the value of those holdings towards the satisfaction of the loan to collateral value ratio which, following the sale of those hotels to PPHE, was replaced with a pledge over certain receivables.

•
In March 2011, we issued additional unsecured non-convertible Series D Notes to investors in Israel, by expanding the existing series, in an aggregate principal amount of approximately NIS 96 million (approximately $25 million) for gross proceeds of approximately NIS 108 million (approximately $28 million). For interest rates our notes, see “ - Other Loans” below.

•
On February 9, 2011, we filed a shelf registration statement on Form F-3 with the SEC, which became effective on March 14, 2011, pursuant to which we may offer and sell from time to time, a combination of ordinary shares, senior and subordinated debt securities, warrants and units in one or more offerings up to a total dollar amount of $300,000,000.

•	In January 2011, PC issued additional Series A and B Notes for an aggregate consideration of approximately NIS 300 million (approximately $79 million).

2010

•
In November 2010, we completed a private placement of NIS 35 million principal amount of our Series D Notes as an expansion to the existing Series D Notes traded on the TASE. These notes mature in 2020, will be linked to the Israeli consumer price index and will make annual payments of principal and semi-annual payments of interest at the rate per annum of 5%, linked to the Israeli consumer price index. The notes were approved for listing on the TASE, but initial re-sales are restricted by applicable securities laws. For interest rates of our notes, see “ - Other Loans” below.

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

•	In 2009 we and PC received proceeds from sales of derivatives in the amount of NIS 154 million.

•	In 2009 we and PC received proceeds from the sale of PC shares in the amount of NIS 162 million.

The following table sets forth the components of our cash flows statements for the periods indicated:

	Year ended December 31,
	2011	2011	2010	2009
	Convenience translation in $ thousands	NIS Thousands	NIS Thousands	NIS Thousands
Net cash provided by (used in) operating activities	(63,042)	(240,889)	(334,587)	(754,331)
Net cash provided by (used in) investing activities	99,395	379,796	(303,946)	99,187
Net cash (used in) provided by financing activities	(166,210)	(635,084)	305,930	425,055
Increase (decrease) in cash and cash equivalents	(129,857)	(496,177)	(332,603)	(230,089)

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

Net cash used in operating activities was NIS 241 million (approximately $63 million) in 2011 compared to NIS 335 million in 2010 and NIS 754 million in 2009.

Our cash flow from operating activities in 2011, 2010 and 2009 was influenced by the following significant factors:

(i)
Cash flow from operating activities in 2011 included negative cash flow resulting from the cost of purchase of trading properties and payments on the account of trading properties of NIS 404 million. Most of the acquisitions and investments in trading properties in 2011 were: (i), Poland (Torun project); India (Bangalore, Koregaon Park and Chennai projects); Serbia (Krugajevac project); and Romania (the Casa Radio project).

(ii)
Cash flow from operating activities in 2010 included negative cash flow resulting from the cost of purchase of trading properties and payments on the account of trading properties of NIS 350 million. Most of the acquisitions and investments in trading properties in 2010 were: (i) Romania (the Casa Radio project); Poland (Suwalki and Zgorzelec projects); Czech Republic (Liberec project); and India (Bangalore, Koregaon Park and Chennai projects).

(iii)
Cash flow from operating activities in 2009 included negative cash flow resulting from the cost of purchase of trading properties and payments on the account of trading properties of NIS 612 million. Most of the acquisitions and investments in trading properties in 2009 were: (i) Romania (the Casa Radio project); Bulgaria (Sophia project); Poland (Torun project), Czech Republic (Liberec project); Latvia (Riga project); and India (Bangalore, Koregaon Park and Chennai projects); and (ii) the first time consolidation of the Obuda project in Hungary in mid-2009.

(iv)
Cash flows from operating activities in 2011, 2010 and 2009 also included the proceeds from operations of our commercial centers, U.S. retail properties, hotel, retail and image guided segments less operating expenses of those segments (including research and development expenses, sales and marketing and general and administrative expenses attributable directly to those segments) as well as general and administrative expenses of our headquarters.

Cash used in or from investing activities

Cash flow provided by investing activities in 2011 and 2009 amounted to NIS 380 million (approximately $99 million) and NIS 99 million (approximately $26 million) in 2011 compared to NIS 304 million (approximately $80 million) in 2010.

Our cash flow provided by investing activities in 2011 was influenced by the following factors:

(i)
During July 2011, EPN EDT Holdings II LLC finalized the binding takeover bid offer in the EDT investments fund which began in March 2011, following which EPN Group's holdings in EDT increased to 97.5%. Thereafter, EPN EDT Holdings II LLC completed the acquisition of the remaining units of EDT in accordance with the takeover offer. The total amount of the investments of the EPN Group in the framework of the binding takeover offer amounted to $242 million. The total amount of investment by us and PC in the framework of the binding takeover offer amounted to $57 million each. The total overall investment of the EPN Group in the acquisition of EDT as of the first investment transaction in April 2010 amounts to $358 million. The contribution of each of us and PC with respect to this amount is approximately $83 million each.

(ii)
Purchase of property, plant and equipment, investment property and other assets in the amount of NIS 71 million ($18 million) mainly attributable to the purchase of new investment property in the U.S., renovation of the Victoria hotel in Amsterdam and Radisson Blu Bucharest Hotel in Romania and leasehold improvements of Elbit Fashion’s new stores.

(iii)
Investments in associates and other companies in the amount of NIS 20 million (approximately $5 million) mainly attributable to the increase in our shareholding in the EPN group in 2011 from 43.3%, to 45.38%.

(iv)
Proceeds from long-term deposits and long-term loans in the amount of NIS 33 million (approximately $9 million) mainly attributable to proceeds from long-term loans provided to PPHE’s subsidiary in respect of a loan provided to it in the framework of the sale of our hotels in London.

(v)	Investments in long-term deposits and long term loans in the amount of NIS 44 million (approximately $11 million).

(vi)	Proceeds from interest received from deposits in the amount of NIS 65 million (approximately $17 million).

(vii)	Purchase of available for sale marketable securities net of proceeds from available for sale marketable securities amounted to NIS 1 million (approximately $0.3 million).

(viii)	Disposition of short-term deposits and marketable securities, net, in the amount of NIS 330 million (approximately $86 million).

Our cash flow used in investing activities in 2010 was influenced by the following factors:

(i)	Investment in initially-consolidated subsidiaries in the amount of NIS 135 million is attributable to our U.S. retail properties initially consolidated in June 2010.

(ii)
Purchase of property, plant and equipment, investment property and other assets in the amount of NIS 87 million mainly attributable to the renovation of the Radisson Blu Bucharest Hotel in Romania, the  leasehold improvements of Elbit Trade & Retail Ltd.’s new stores and our hospital and agriculture activities in India.

(iii)	Proceeds from realization of property, plant and equipment, investments and loans in the amount of NIS 31 million.

(iv)
Reduction of cash flow from realization of investments in subsidiaries in the amount of NIS 21 million in connection with the sale of our three hotels in England. See "Item 4.B. Business Overview – Hotels – Recent Acquisitions and Dispositions of Hotels."

(v)
Proceeds from long-term deposits and long-term loans in the amount of NIS 119 million (approximately $33.5 million) mainly attributable to proceeds from realization of financial instrument by us in the amount of NIS 111 million.

(vi)	Investments in long-term deposits and long term loans in the amount of NIS 28 million.

(vii)	Proceeds from interest received from deposits in the amount of NIS 57 million.

(viii)
Proceeds from repayment of debt securities net of investment in debt securities in the amount of NIS 8 million attributable to our U.S. investment platform's activity in connection with the EDT transaction.

(ix)	Purchase of available for sale marketable securities net of proceeds from available for sale marketable securities amounted to NIS 58 million.

(x)	Investing in deposits and marketable securities, net in the amount of NIS 183 million.

Our cash flow provided by investing activities in 2009 was influenced by the following factors:

(i)
Purchase of property, plant and equipment, investment property and other assets in the amount of NIS 107 million mainly attributable to the renovation of the Radisson Blu Bucharest Hotel in Romania, the leasehold improvements of Elbit Trade & Retail Ltd.’s new stores and our hospital and agriculture activities in India.

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

Cash flow from financing activities

Cash flow used in financing activities in 2011 amounted to NIS 635 million (approximately $166 million) compared to cash flow provided by financing activities of NIS 306 million in 2010 and NIS 425 million in 2009.

Our cash flow used in financing activities in 2011 was influenced by the following factors:

(i)	Dividend paid to non-controlling interest by PC in the amount of NIS 57 million (approximately $15 million).

(ii)	Repurchase of debentures by us and PC in the amount of NIS 202 million (approximately $53 million).

(iii)
Interest paid in cash by us in the amount of NIS 470 million (approximately $123 million) on our borrowings (mainly debentures issued by us and PC and loans provided to our hotels and investment property).

(iv)
Repayment of borrowings, net, of proceeds from loans in the amount of NIS 0.6 million (approximately $0.1 million), mainly attributable to the funds paid and funds raised by PC and us from unsecured non-convertible debentures issued during 2011, loans provided to us and to our hotels and investment property.

(v)	Proceeds from selling derivatives in the amount of NIS 223 million (approximately $58 million).

(vi)	Proceeds from transactions with non-controlling interests, net in the amount of NIS 382 million (approximately $100 million) mainly from the purchase of the remaining 52.2% units of EDT by EPN Group.

(vii)
Proceeds from short-term credit in the amount of NIS 411 million (approximately $108 million), mainly attributable to new loans raised by PC during 2010 in order to finance the construction of its trading property.

(viii)	Repayment of short-term credit in the amount of NIS 158 million (approximately $41 million).

Our cash flow provided by financing activities in 2010 was influenced by the following factors:

(i)	Purchase of treasury shares by us in the amount of NIS 30 million.

(ii)	Interest paid in cash by us in the amount of NIS 372 million on our borrowings (mainly debentures issued by us and PC and loans provided to our hotels).

(iii)
Proceeds from borrowings, net, of repayment of loans in the amount of NIS 398 million, mainly attributable to the funds raised by PC and us from unsecured non-convertible and convertible debentures issued during 2010.

(iv)	Proceeds from selling derivatives in the amount of NIS 46 million.

(v)	Proceeds from transactions with non-controlling interests, net in the amount of NIS 121 million.

(vi)	Proceeds from short-term credit in the amount of NIS 275 million, mainly attributable to new loans raised by PC during 2010 in order to finance the construction of its trading property.

(vii)	Repayment by us of short-term credit in the amount of NIS 131 million related to a financial instrument.

Our cash flow provided by financing activities in 2009 was influenced by the following factors:

(i)	Interest paid in cash by us in the amount of NIS 320 million on our borrowings (mainly debentures issued by us and PC and loans provided to our hotels).

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

Major balance sheet changes

The following table discloses the balance sheet balances in NIS million and major balance sheet items as a percentage of total assets as of December 31, 2011, 2010 and 2009:

	2011		2010		2009
	NIS million	%	NIS million	%	NIS million	%
Current assets	6,053	58.4%	6,573	61.4%	6,778	72%
Current liabilities	2,845	27.4%	2,892	27%	2,757	29.3%
Non-current assets	4,318	41.6%	4,130	38.6%	2,631	28%
Non-current liabilities	5,987	57.7%	5,634	52.6%	4,503	47.9%
Shareholders’ equity:
Attributable to our equity holders	360	3.5%	761	7.1%	946	10%
Non-controlling interest	1,179	11.4%	1,417	13.3%	1,202	12.8%

2011 compared to 2010

The decreased in current assets in the amount of NIS 520 million (approximately $136 million) in 2011 was mainly attributable to:  (i) decrease in cash and cash equivalents in the amount of 439 million as explained above: (ii) decrease in the short term deposits and investment in the amount of NIS 426 million mainly in our deposits and marketable securities offset by (iii) increase in trading property in the amount of NIS 364 million mainly due to investments in PC trading properties in Poland, India, Serbia and Romania.

The changes in current liabilities as compared to 2010 were in immaterial amounts.

The increase in non-current assets of NIS 188 million (approximately $49 million) in 2011 was mainly attributable to: (i) an increase in the investment property in the amount of NIS 440 million (approximately $115 million) as result of net gain from fair value adjustments and increase in our holding rate in the U.S. investment platform activity; offset by (ii) a decrease in deposits, loans and other long-term balances mainly because of decreases in derivatives measured at FVTPL related to PC's debentures as result of settlement of  cross-currency SWAP transactions by PC.

The increase in non-current liabilities of NIS 353 million (approximately $93 million) in 2011 was mainly attributable to: (i) an increase in loans from banks, financial institutions and others, (ii) an increase in debentures issued by us and PC during 2011; and (iii) increase in deferred taxes attributable mainly to timing differences related to our operations in the U.S. and to PC's debentures measured at fair value through profit and loss.

2010 compared to 2009

The changes in current assets and current liabilities as compared to 2009 were in immaterial amounts.

The increase in non-current assets of NIS 1,499 million in 2010 was mainly attributable to: (i) an increase in the investment property in the amount of NIS 2,132 million as result of consolidating the retail commercial centers in our balance sheet following the purchase of EDT as part of our U.S. investment platform activity; offset by (ii) a decrease in property, plant and equipment as result of the sale of our three hotels in London at the end of 2010.

The increase in non-current liabilities of NIS 1,131 million in 2010, was mainly attributable to: (i) an increase in loans from banks, financial institutions and others, mainly as result of the purchase of EDT as part of our U.S. investment platform activity, offset by a decrease in loans as result of the sale of our three hotels in London at the end of 2010; and (ii) an increase in debentures issued by us and PC during 2010 as compared to 2009.

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

Due to the nature of their activity, our subsidiaries operating in the hotel, investment property, medical and fashion merchandise segments, are not materially exposed to credit risks stemming from dependence on a given customer. Our subsidiaries examine the credit amounts extended to their customers on an ongoing basis and, accordingly, record a provision for doubtful debts based on factors they believe to have an effect on specific customers. As of December 31, 2011 and 2010 our trade receivables do not include any significant amounts due from buyers of trading property.

Derivative Instruments

For information on financial instruments used, profile of debt, currencies and interest rate structure, see “Item 11. Quantitative and Qualitative Disclosure about Market Risks” below.

Other Loans

We have entered into or assumed liability for various financing agreements, either directly or indirectly through our subsidiaries, to provide capital for the purchase, construction, and renovation and operation of shopping and entertainment centers, income yielding properties and hotels as well as for various investments in our other operations. In our opinion, our working capital is sufficient for our current requirements; however, our subsidiaries will continue to borrow funds from time to time to finance their various projects. Set forth below is certain material information with respect to material loans extended to us, our subsidiaries and our jointly controlled companies as of December 31, 2011.

The loans granted to our jointly controlled companies are presented in the table at their 100% amount, unless otherwise specified:

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
EI	Series A Notes issued to the public	NIS 594.2 million (less amount of notes repurchased by us and our subsidiary Elbit Financial Services, as described below)	NIS 338.1 million	6% per annum, linked to the Israeli CPI.	10 semi-annual installments commencing August 2009 through 2014. Interest payable by semi-annual installments commencing 2006 through 2014.
Principal Security and Covenants	Unsecured
Other Information
The notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
Events of default include, among others, the cross default with other series of notes and delisting from both the TASE and NASDAQ Global Select Market.
In May 2011 we announced a repurchase program of up to NIS 150 million of our Series A-G Notes. As of December 31, 2011 we and our subsidiary had repurchased approximately NIS 4.0 million and NIS 5.8 million, respectively, of Series A Notes. All of the notes repurchased by us were delisted from the TASE.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
EI	Series B Notes issued to the public	$14.8 million	$ 7.4 million	Libor + 2.65%	10 semi-annual installments commencing August 2009 through 2014. Interest payable by semi-annual installments commencing 2006 through 2014.
Principal Security and Covenants	Unsecured
Other Information
The notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
Events of default include, among others, the cross default with other series of notes and delisting from both the TASE and NASDAQ Global Select Market.
In May 2011 we announced a repurchase program of up to NIS 150 million of our Series A-G Notes. As of December 31, 2011 we had not repurchased any of the Series B Notes.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
EI	Series C Notes issued to the public	NIS 455 million (less amount of notes repurchased by us and our subsidiary, as described below)	NIS 342.2 million	5.3% per annum, linked to the Israeli CPI.	10 annual installments commencing September 2009 through 2018. Interest payable by semi-annual installments commencing 2007 through 2018.
Principal Security and Covenants	Unsecured
Other Information
The notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
Events of default include, among others, the cross default with other series of notes and delisting from both the TASE and NASDAQ Global Select Market.
In May 2011 we announced a repurchase program of up to NIS 150 million of our Series A-G Notes. As of December 31, 2011 we and our subsidiary had repurchased approximately NIS 4.0 million and NIS 10.8 million, respectively, of Series C Notes. All of the notes repurchased by us were delisted from the TASE.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
EI	Series D Notes issued to the public	NIS 746 million (less amount of notes repurchased by us and our subsidiary, as described below)	NIS 859 million	5% per annum, linked to the Israeli CPI.	8 annual installments commencing April 2013 through 2020. Interest payable by semi-annual installments commencing 2007 through 2020.
Principal Security and Covenants	Unsecured
Other Information
The notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
Events of default include, among others, the cross default with other series of notes and delisting from both the TASE and NASDAQ Global Select Market.
In May 2011 we announced a repurchase program of up to NIS 150 million of our Series A-G Notes. As of December 31, 2011 we and our subsidiary had repurchased approximately NIS 5.0 million and NIS 5.8 million, respectively, of Series D Notes. All of the notes repurchased by us were delisted from the TASE.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
EI	Series E Notes issued to the public	NIS 64.5 million (less amount of notes repurchased by us, as described below)	NIS 73.2 million	6.3% per annum, linked to the Israeli CPI.	10 annual installments commencing July 2012 through 2021. Interest payable by semi-annual installments commencing 2007 through 2021.
Principal Security and Covenants	Unsecured
Other Information
The notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
In May 2011 we announced a repurchase program of up to NIS 150 million of our Series A-G Notes. As of December 31, 2011 we had repurchased approximately NIS 2.0 million of our Series E Notes. All of the notes repurchased by us were delisted from the TASE.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
EI	Series F Notes issued to the public	NIS 502.8 million (less amount of notes repurchased by us and our subsidiary, as described below)	NIS 371 million	5.7% per annum, linked to the Israeli CPI.	6 annual installments commencing October 2010 through 2015. Interest payable by semi-annual installments commencing 2008 through 2015.
Principal Security and Covenants	Unsecured
Other Information
The notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
In May 2011 we announced a repurchase program of up to NIS 150 million of our Series A-G Notes. As of December 31, 2011 we and our subsidiary had repurchased approximately NIS 5.7 million and NIS 5.3 million, respectively, of Series F Notes. All of the notes repurchased by us were delisted from the TASE.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
EI	Series G Notes issued to the public	NIS 466.5 million (less amount of notes repurchased by us and our subsidiary, as described below)	NIS 468.3 million	5.08% per annum, linked to the Israeli CPI.
5 annual installments commencing October 2014 through 2018 (10% of the principal will be payable on December 31, 2014, 20% of the principal will be payable on December 31 on each of 2015 and 2016, and 25% of the principal will be payable on December 31 on each of 2017 and 2018).
Interest payable by semi-annual installments commencing 2010 through 2018.

Principal Security and Covenants	Unsecured
Other Information
The notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
In May 2011 we announced a repurchase program of up to NIS 150 million of our Series A-G Notes. As of December 31, 2011 we had repurchased approximately NIS 4.7 million of our Series G Notes. All of the notes repurchased by us were delisted from the TASE.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
EI	Series 1 Convertible Notes issued to the public	NIS 112 million	NIS 104.1 million	6.25% per annum.	First half to be paid on December 31, 2013, and second half to be paid on December 31, 2014. Interest payable by semi-annual installments commencing 2009 through 2014.
Principal Security and Covenants	Unsecured.
Other Information	The notes are convertible into our ordinary shares at the price of NIS 128 per share until July 31, 2013 and at the price of NIS 200 per share thereafter.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
EI	Bank Hapoalim B.M.	$70.0 million	$66.4 million	LIBOR + 3.8%	6 annual installments commencing March 2011 through 2017. Interest payable by quarterly installments commencing March 2011 through 2017.
Principal Security and Covenants
Pursuant to the applicable loan agreement, we are required to maintain compliance with certain financial covenants and other covenants relating to us and/or our subsidiaries, including compliance with loan to value of collateral ratio, compliance with net financial debt to net cap ratio, maintaining of minimum equity threshold, compliance with equity to total balance ratio, reservation of minimum amount of cash surpluses and financial assets (on a solo basis, which as of December 31, 2011 is lower than our cash), and other customary obligations and undertakings.

As to the pledge of 29% of Plaza Center's outstanding shares discussed above in "Item 5. Operating and Financial Review and Prospects", we are required to maintain a ratio between the net debt amount and the market value of the pledged shares (the "Collateral LTV Ratio"). If the Collateral LTV Ratio exceeds a certain rate, we may, at our sole discretion, do one or more of the following: (i) reduce the debt, (ii) provide a cash deposit pledged in favor of the bank and/or (iii) credit the value of our holdings in some of our hotels in the Netherlands for the purpose of maintaining the Collateral LTV Ratio as long as we provide this as security for the loan. Due to the recent fluctuation in the value of PC's shares, we have elected to use that alternative to maintain the Collateral LTV Ratio (as described in "Other Information" below).  In the event that we fail to comply with any of the covenants, or upon the occurrence of an event of default (including the failure to provide additional securities), the bank shall be entitled to demand the immediate repayment of the loan and the interest rate will be increased.

Other Information
In the framework of the sale of our Dutch hotels to PPHE in March 2012, Bank Hapoalim B.M. has agreed to release the pledges over our (indirect) holdings in the Dutch hotels, which were replaced with a pledge over certain receivables due to us from PPHE's subsidiary (Please see Item 4.B "Business Overview – Hotels").

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
EI	Bank Leumi Le-Israel B.M.	$24.2 million	$17.0 million	LIBOR + 3.5%	5 annual installments commencing June 2011 through March 2016. Interest payable by quarterly installments commencing June 2011 through March 2016.
Principal Security and Covenants
Pursuant to the applicable loan agreement, we are obligated to maintain certain financial and other covenants, including compliance with net financial debt to net cap ratio, maintaining of minimum equity threshold, reservation of minimum amount of cash surpluses and financial assets (on a solo basis, which as of December 31, 2011 is lower than our cash), and other customary obligations and undertakings. In the event that we fail to comply with any of the covenants, or upon the occurrence of an event of default, the bank shall be entitled to demand the immediate repayment of the loan.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
Elbit USA, LLC	Eastgate	$30 million	$30 million	11.4% per annum or 16.6% per annum retroactively if the loan will be extended one additional year	Bullet repayment in one installment at the first anniversary of the loan with an option to extend the loan term one additional year. Interest payable by quarterly installments.
Principal Security and Covenants
We pledged our 50% interest in Elbit USA LLC's parent company, Elbit Plaza. Elbit USA LLC, which is a special purpose entity that indirectly owns approximately 12% of EDT (and following the voluntary liquidation of EDT, EDT's U.S. REITs), also pledged to Eastgate (i) its shares in the EPN entities that own its interest (as well as Eastgate's, Elbit USA II, LLC and Plaza USA, LLC's interests) in EDT (and following the voluntary liquidation of EDT, EDT's U.S. REITs) and (ii) certain up-stream distributions from EDT and EDT's portfolio. We also agreed to guarantee the loan in full to Eastgate.  In addition, we granted Eastgate a warrant to purchase our ordinary shares at an exercise price of $3.00 per share payable in cash in exchange for the cancellation of debt or by forfeiting shares having a market value equal to the exercise price (i.e., "cashless exercise"), during a two-year period commencing on March 31, 2012. It was further agreed that if the term loan is repaid by March 22, 2012, six months from the closing, the warrant would entitle Eastgate to purchase up to 3.3% of our outstanding shares at the date of exercise. Otherwise, the warrant would entitle Eastgate to purchase up to 9.9% of our outstanding shares at the date of exercise. The exercise price and/or number of shares issuable upon exercise of the warrant are subject to adjustment for certain corporate events, transactions and dilutive issuances of securities. On September 22, 2011, we filed a prospectus supplement with the SEC under our shelf registration statement dated March 14, 2011, to register the warrant and up to 3,000,000 ordinary shares which may be issuable upon the exercise of the warrant. On April 5, 2012, we and Eastgate amended the warrant, with effect as of March 22, 2012, pursuant to which we agreed to cancel the proposed increase in the number of shares issuable under the warrant on and after such date and to reduce the exercise price from $3.00 per share to zero. The amendment also contains appropriate modifications to the adjustment provisions of the warrant as a result of the foregoing changes.

Other Information	For additional information please see "Item 5. Operating and financial review and prospects – Overviews".

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
PC	Series A Notes issued to the public	NIS 281 million	NIS 328 million *	4.5% per annum, linked to the Israeli CPI.	8 annual installments commencing December 31, 2010 through December 31, 2017. Interest payable by semi-annual installments commencing December 31, 2007 through December 31, 2017.
Principal Security and Covenants	Unsecured.
Other Information
The notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
* NIS 267 million of the notes are presented at fair value through profit and loss (the fair value as of December 31, 2011 was NIS 170.8 million) and NIS 61 million of the notes are presented at amortized cost.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
PC	Series B Notes issued to the public	NIS 1,004 million	NIS 1,135 million *	5.4% per annum, linked to the Israeli CPI	5 annual installments commencing July 2011 through July 2015. Interest payable by semi-annual installments commencing July 2008 through July 2015.
Principal Security and Covenants	Unsecured
Other Information
The notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
* NIS 722 million of the notes are presented at fair value through profit and loss (the fair value as of December 31, 2011 was NIS 536.5 million) and NIS 413 million of the notes are presented at amortized cost.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
PC	Private bond issuance to Polish institutional investors	PLN 60 million	PLN 60 million	6 Month Wibor+4.5%	Loan matures at the end of three years, with balloon payment at the end of the maturity period. Interest payable by semi-annual installments commencing May 2011 through November 2013.
Principal Security and Covenants
Certain circumstances shall be deemed events of default giving the bondholders the right to demand early redemption including the following:
•  breach of the "cash position" as a result of the payment of dividends, or the repurchase program, in which the cash position falls below €50 million. "Cash position" shall be the sum of cash and cash equivalent of: cash, short and long    interest bearing deposits with banks or other financial institutions, available for sale marketable securities, and restricted cash, calculated based on the consolidated financial statements;
•  the Net Capitalization Ratio exceeds 70%, where "Net Capitalization Ratio" is the Net Debt divided by the sum of the equity plus the Net Debt, and “Net Debt” mean PC's total debt under loans and borrowings, lease agreements, bonds, other debt securities and other interest bearing or discounted financial instruments in issue, less related hedge derivatives, cash and cash equivalents, short and long-term interest bearing deposits with banks or other financial institutions, available for sale marketable securities and restricted cash, calculated based on the consolidated financial statements; and
•  PC fails to repay any matured and undisputable debt in the amount of at least €100 million within 30 days of its maturity.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
PC	Merrill Lynch	€10 million €27 million	€10 million €26.2 million	12 months Euribor + 0.4% 3 months Euribor + 0.4%	€10 million to be repaid in February 2018. €26.2 million to be repaid in 2023.
Principal Security and Covenants
A pledge on financial notes and deposits.
Compliance with certain covenants stipulated in the loan agreement, including a minimum value of collateral. Failing to comply with the covenants will require PC to provide additional cash collateral. As of December 31, 2011, PC has provided the bank with additional cash collateral of €9.8 million.

Other Information	Loan was used for repurchase of outstanding notes.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
PC	FIBI Bank	€2.6 million $4.6 million £ 0.6 million	€2.6 million $4.6 million £ 0.6 million	1% 1.29% 0.8%	Revolving credit facilities.
Principal Security and Covenants	Floating charges over PC’s assets with the bank, including securities.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
Riga Plaza	MKB Bank Zrt, Seb Bank, as Unicredit Bank	€36.4 million *	€33.4 million *	3 months Euribor + 2.5%	Loan matures on June 30, 2014. Quarterly annuity payments calculated according to 20 years amortization, with balloon payment upon maturity.
Principal Security and Covenants
Registered first ranking mortgage on the underlying real estate.
Assignment of all rights under relevant insurance policies.
Pledge over all shares owned by PC in the borrower or share pledge agreement
Assignment of all rights and claims under the construction agreements and construction warranties.
First ranking pledges on the borrower's accounts.
Prompt collection right to debit any of the bank accounts of the borrower.
Requirement to maintain a debt service cover ratio of 1.2, and a loan to value ratio or 70%. Riga Plaza is not in compliance with these covenants, and a one year waiver (until December 31, 2011) was initially granted and another one year waiver (until December 31, 2012) is being finalized by the parties.
Corporate guarantee of PC to invest equity up to a prescribed debt service cover ratio, in the event Riga Plaza is not sold within 6 months following opening or the proceeds of such sale do not cover the repayment of the loan balance.

Other Information	* Represents 50% of the loan, which is PC's shareholding in Riga Plaza.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
Sofia Plaza	Investec Bank	€5.9 million	€5.9 million	3 months Euribor + 4%	Loan matures on April 26, 2012. Quarterly interest payments.
Principal Security and Covenants	Registered first ranking mortgage on the underlying real estate. First ranking pledges on the borrower's accounts.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
Airplane loan	GEFA Germany	US$ 4.56 million	€3.0 million	USD Libor + 4% per annum	Loan matures on March 5, 2014, with a 75% balloon payment upon maturity. Quarterly principal payments are $60,500.
Principal Security and Covenants	First priority aircraft mortgage entered into the Hungarian Aircraft Register at the CAA, Budapest. Assignment of all rights under relevant insurance policies.
Other Information	Loan serves to finance the purchase of an airplane for our company.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
Koregaon Park	AXIS, SBH (India)	INR 2,040 million credit facility	INR 2,031 million	13.25-15% p.a.	Loan matures in the first quarter of 2021.
Principal Security and Covenants	Assignment of all rights under relevant insurance policies.
Other Information	Corporate guarantee of Plaza Centers. Pledge on assets of the project company.

Borrower	Lender	Original amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
Liberec Plaza	MKB BANK Zrt., ERSTE Bank AG	€25 million	€21.975 million	3 months Euribor+ 3.5% per annum	Bullet payment in 2014 of more than 90% of the principal.
Principal Security and Covenants
Registered first ranking mortgage and purchase option right on the underlying real estate.
Assignment of all rights under relevant valid insurance policies.
Share pledge agreement.
Assignment of all rights and claims under the construction agreements and construction warranties.
First ranking pledges on the borrower's accounts.
Prompt collection right to debit any of the bank accounts of the borrower.
Completion guarantee of PC for the term of the construction.
Requirement to maintain a debt service cover ratio of 1.15, and a loan to value ratio of 85%. Liberec Plaza is not in compliance with these covenants, and a one year waiver (until December 31, 2011) was initially granted and another one year waiver (until December 31, 2012) is being finalized by the parties.
Corporate guarantee of PC for debt service.

Other Information	On March 19, 2010, the borrower entered into an amended agreement with the lenders pursuant to which the amount of the loan was reduced to €21.975 million and the interest was increased.

Borrower	Lender	Original Amount *	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
A: Valley View B: Acacia Park C: Acacia Park D: Fountain Park E: Primavera Tower	A: OTP Bank Nyrt B: Bank Leumi Romania C: Bank Leumi Romania D: Bank Leumi E: MKB Bank Zrt	A: €8.2 million B: €1.4 million C: €1.3 million D: €1.42 million E: €1.5 million	A: €8.2 million B: €1.214 million C: €1.129 million D: €1.42 million E: €1.5 million	A: Euribor + 6% p.a. B: Euribor + 6% p.a., C: Euribor + 5% p.a. D: Euribor + 6% p.a. E: Euribor + 4.5% p.a.
A: Expired, and negotiations ongoing. Only interest payments, and principal remains outstanding.
B: Expires: July 2012.
C: Expires: July 2012.
D: Expires: September 2012.
E: Expired and negotiations ongoing. Only interest payments, and principal remains outstanding.

Principal Security and Covenants	First ranking mortgage on the underlying properties. Corporate guarantee of owners for Fountain Park and Acacia Park in respect of the interest.
Other Information
* PC consolidates 50% of these loan balances in its financial statements with the exception of the loan for Fountain Park, which is not consolidated since PC only owns 25% of the equity of Fountain Park.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011*	Interest	Payment Terms
ProOne Kft (Dream Island Project)	MKB Bank Zrt	€15 million (approximately $19 million)	€15 million (approximately $20 million)	3M EURIBOR + 2.5% per annum	Expires May 31, 2012. Quarterly interest payments and balloon payment upon maturity.
Principal Security and Covenants	Pledge on shares of borrower, along with a call option for the shares of the project company holding the plot. Requirement to maintain loan to value ratio of 60%.
Other Information	EURIBOR fixed for the whole term at 1.6% * PC's share in this loan is 21.75%.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011*	Interest	Payment Terms
Dream Island 2004 Kft	MKB Bank Zrt	€54.1 million €5 million	I - €40.5 million II - €4.5 million	3M Euribor + 3 % per annum 3M Euribor + 3.2% per annum	I- Expires March 30, 2012. Quarterly interest payments and balloon payment upon maturity. ** II- Expires December 15, 2012. Quarterly interest payments and balloon payment upon maturity.
Principal Security and Covenants
First ranking mortgage on the underlying property.
Pledge on shares of borrower.
Assignment of income.
Floating charge over the assets.
Assignment of all rights under relevant insurance policies.
Requirement to maintain loan to value ratio of 80%.

Other Information	* PC's share in these loans is 43.5%. ** The terms of this loan are currently being renegotiated. No payment was made during 2012.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
Suwalki Plaza	ING Bank Slaski S.A	I - €42.2 million, amended to €33.5 million in February 2011 II - PLN 8.125 million	I - €33,2 million	I – 3 months Euribor + 1.85% per annum for construction period and 3 months Euribor + 1.65% per annum thereafter II -3 months WIBOR (for PLN) + 1.5% per annum	I - Expires December 29, 2020. Quarterly payments with fixed principal amounts and balloon payment upon maturity. II- Matured in March 2011
Principal Security and Covenants
First ranking mortgage on the underlying property.
Pledge on shares of borrower and pledge on bank accounts.
Assignment of all rights under relevant insurance policies, guaranties and agreements.
Corporate guarantee of PC in the amount of €2.7 million for payment deficit of any outstanding amount due and payable to the lender.
Requirement to maintain a debt service cover ratio of 1.2 and a loan to value ratio of 0.7.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
Zgorzelec Plaza	Bank Zachodni WBK S.A.	I - €20.8 million + €1.5 million* II - PLN 21 million (VAT facility)*	I - €20.8 million	I - 3 months Euribor + 2.75% per annum for construction period and 3 months Euribor + 2.5% per annum thereafter II - 3 months WIBOR (for PLN) + 1.6%	I - Expires June 30, 2014 if conversion (discussed below) does not occur before such date or June 30, 2019 if conversion does occur. II - matured in March 2011
Principal Security and Covenants
A first ranking mortgage on the underlying property.
Pledge on shares of borrower and pledge on bank accounts.
Assignment of all rights under relevant insurance policies, guaranties and agreements.
Completion and cost overrun guarantee of PC.
Requirement to maintain a debt service cover ratio of 1.15, loan to construction cost ratio of 0.80, and loan to value ratio of 0.75.
PC is not in compliance with certain covenants set forth in the loan agreement and the parties agreed on March 16, 2012 to postpone the date upon which the loan is converted from a construction loan to an investment loan until June 30, 2014.

Other Information	* Pursuant to terms of Annex No. 7 executed by the parties on March 16, 2012.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
Torun Plaza	Bank PEKAO S.A	I - €52.4 million II - PLN 16.0 million	I - €30,5 million II - PLN 16.0 million	I – 1 months Euribor + 3.5% per annum for construction period and 3 months Euribor + 3.0% per annum thereafter II -1 months WIBOR (for PLN) + 2,5% per annum	Expires December 31, 2017. Quarterly payments with fixed principal amounts and balloon payment upon maturity. II- Matures on December 31, 2012
Principal Security and Covenants
First ranking mortgage on the underlying property.
Pledge on shares of borrower and pledge on bank accounts.
Assignment of all rights under relevant insurance policies, guaranties and agreements.
Corporate guarantee of PC in the amount of €9.4 million for payment of overrun cost and €2,7 million for payment of unpaid interest, cost, fees due under construction facility and VAT facility payable to the lender;
Requirement to maintain a debt service cover ratio of 1.25 and loan to value ratio of 0.7.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
Praha Plaza s.r.o	Erste Bank AG	€7.5 million	€4.101 million	Euribor + 1.75%	Quarterly payments of €117,200, beginning on December 31, 2004. The remaining amount will be paid in one installment on December 31, 2016.
Principal Security and Covenants
First ranking pre-emption right regarding the underling property.
Pledge on shares of borrower, on accounts, and on receivables from the lease agreements.
Assignment of all rights under relevant insurance policies.
Requirement to maintain a debt service cover ratio of 1.15 and loan to value ratio of 80%.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
Kragujevac Plaza (Serbia)	OTP Bank Nyrt, OTP Bank Srbija a.d	€32.9 million	€12.8 million (OTP HU) + €4.1 million (OTP SRB)	3 months Euribor + 5.5%	Loan matures in 2027. Quarterly annuity payments (interest and principal).
Principal Security and Covenants
First and second-ranking mortgage over the underlying property.
Pledge on shares of borrower, on accounts, and on receivables from the lease agreements.
Assignment of all rights under relevant insurance policies.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
Tanoli Enterprises Ltd.	Barclays Bank Plc.	NIS 60 million	NIS 60 million	6 months Telbor + 6%	Loan matures in 2015. Half annual annuity payments (interest and principal) .
Principal Security and Covenants	First and second-ranking mortgage over the bonds purchased by Tanoli. Corporate guarantee for the due and punctual performance of Tanoli’s obligations under the loan documents.

● Borrower	Lender	Original Amount **	Amount Outstanding on Dec. 31, 2011 **	Interest	Payment Terms
● Victoria Hotel C.V., Utrecht Victoria Hotel B.V. ● Mandarin Hotel BV(*)	Aareal Bank	Victoria: €59.35 million Utrecht: €13.7 million *	Victoria: €57.4million Utrecht: €13.2 million *	Fixed interest rate of 5.266% per annum	Quarterly repayments of a gradually increasing amount, commencing March 2010, and ending with a bullet repayment on September 30, 2014.
Principal Security and Covenants
Mortgage on hotels.
First ranking pledge on moveable assets, bank accounts, rights of the borrowers under their operating agreements and insurance receivables.
First ranking pledge on shares of borrowers.

Other Information
* Mandarin Hotel is wholly owned by PPHE. Total amount of the loan granted to all three parties was €78 million. The parties have executed an internal reimbursement agreement for liabilities borne by the joint hotels in respect of that part of the loans attributed to each of the relevant hotels.
** Our share in the loan amounts is 50%.
This loan is included in the framework of the sale of the Dutch hotels transaction with PPHE.
For a discussion of the sale of our interest in these hotels, please see Item 4.B "Business Overview – Hotels".

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011 *	Interest	Payment Terms
Victoria Monument BV	Bank Hapoalim B.M.	€14 million	€14.3 million	Euribor + 2.25%	Revolving credit facility. Interest is payable on a quarterly basis.
Principal Security and Covenants
Fixed charge over account.
Charge over the property, and charge over the purchase agreement of the property.
Charge over the shares held in the borrower; guarantee provided by us (in respect of our share in the property, although we will be released therefrom as part of the sale of the Dutch hotels transaction with PPHE);
Each of the guarantors must beneficially own 50% of the share capital of the borrower.
Prohibition on the distribution of dividends by the borrower, in cash or in kind or making any other distribution without lender's prior consent.

Other Information
* Our share in the loan amount is 50%.
This loan is included in the framework of the Dutch hotels transaction with PPHE..
For a discussion of the sale of our interest in these hotels, please see Item 4.B "Business Overview – Hotels".

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
Bucuresti Turism SA	Raiffeisen Bank International (“RBI”)	€62.5 million	€61.9 million	Euribor + 4.6%
The principal is repayable in 20 quarterly installments of €0.65 million each, commencing September 2011, with a balloon payment of €58.5 million to be repaid on June 30, 2016. During the first quarter of 2013 we will be able to draw down an additional €9 million under the loan.

Principal Security and Covenants
First rank mortgage on the Radisson Blu Bucharest Hotel and the Centerville Hotel.
Future and existing cash flow through the bank accounts opened at Raiffeisen Bank.
Pledge over the shares of Bucuresti Turism SA and its subsidiary held by the majority share holder (Bea Hotels Eastern Europe BV).
Pledge of receivables arising from lease agreements and insurance policies concluded by the borrower.
Guarantee of the yearly debt service from us.
Title insurance over the mortgage asset.

Other Information	On April 3, 2012, we concluded an agreement with RBI fixing the Euribor at 1.40% from January 1, 2012, until the end of the loan.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
Astrid Plaza Hotel NV	Bank Hapoalim	€24.4 million	€18.75 million	Euribor + 1.75%
Semi-annual principal repayment of €625,000 to be paid commencing December 31, 2007 and ending on December 31, 2016.
€12,500,000 to be paid at the end of the term.
Interest is payable on a semi-annual basis.

Principal Security and Covenants
First ranking share pledge on Astrid Plaza shares.
First ranking mortgage over Astrid Plaza's real estate.
A mortgage mandate over Astrid Plaza's real estate.
First ranking pledge on a reserve fund of €1 million, which is blocked on a deposit account.
Required to maintain a debt service cover ratio.

Other Information	We guaranty Astrid Plaza's undertakings under the loan agreement. The guaranty is unlimited in amount.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
Astrid Plaza Hotel NV, for the Park Inn Hotel	Fortis Bank	A: €4 million B: €3.5 million	A: €3.5 million B: €3.1 million	A: 5.56% B: 3.38%	Repayment over a 15 year period.
Principal Security and Covenants
A first ranking mortgage on the Park Inn hotel and its assets.
Subordination of loan granted by us to the borrower and undertaking not to reduce such loan below a given amount.
Compliance with certain financial and operational covenants.
Undertaking to maintain an equity/asset ratio.
We have furnished the bank with a guarantee up to the amount of €1.37 million.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011*	Interest	Payment Terms
Schiphol Victoria Hotel C.V	Aareal Bank	€28 million	€27.3 million	4.56%	Expires April 27, 2017. Quarterly interest payments and balloon payment upon maturity.
Principal Security and Covenants
A first priority right of mortgage on the underlying real estate, pledge of all furniture fixtures and equipment, insurance rights, lease agreement, management agreement, income receivables accounts, and the shares of the borrowers and grantors.
Requirement to maintain compliance with certain financial and operational covenants, including a debt service cost ratio, loan to value of and net operating to debt service.

Other Information
* Our share in the loan amount is 50%.
This loan is included in the framework of the Dutch hotels transaction with PPHE.
For a discussion of the sale of our interest in these hotels, please see Item 4.B "Business Overview – Hotels".

Borrower	Lender	Original Amount *,**	Amount Outstanding on Dec. 31, 2011 *,**	Interest	Payment Terms
EDT Portfolio Name: Longhorn III	UBS	$35.6 million	$32.6 million	Fixed interest rate of 5.10% per annum	Expires May 5, 2012.
Principal Security and Covenants	A first ranking mortgage on the property.
Other Information	Longhorn III portfolio Number of properties: 2 Location: 1 Michigan, 1 Colorado *Debt Balance trust share ** Our share in the loan amount is 43%.

Borrower	Lender	Original Amount *,**	Amount Outstanding on Dec. 31, 2011 *,**	Interest	Payment Terms
EDT Portfolio Name: Longhorn I	UBS	$85 million	$85 million	Fixed interest rate of 4.91% per annum	Expires June 30, 2012.
Principal Security and Covenants	A first ranking mortgage on the property
Other Information	Longhorn I portfolio Number of properties: 4 Location: 1 South Carolina, 2 Texas, 1 Colorado *Debt Balance trust share ** Our share in the loan amount is 43%.

Borrower	Lender	Original Amount *,**	Amount Outstanding on Dec. 31, 2011 *,**	Interest	Payment Terms
EDT Portfolio Name: Longhorn II	JP Morgan DDR – mezzanine	$142.3 million $31.7 million	$139.8 million $31.7 million	Fixed interest rate of 5.01% Fixed interest rate of 10%	Expires October 1, 2017.
Principal Security and Covenants	A first ranking mortgage on the property for JP Morgan. Second ranking mortgage on the property for DDR.
Other Information	Longhorn II portfolio Number of properties: 7 Location: 1 Florida, 3 Wisconsin, 2 Minnesota, 1 Connecticut *Debt Balance trust share ** Our share in the loan amount is 43%.

Borrower	Lender	Original Amount *,**	Amount Outstanding on Dec. 31, 2011 *,**	Interest	Payment Terms
EDT Portfolio Name: Revolver	Commonwealth Bank of Australia	$239.3 million	$169.4 million	LIBOR + 3.25%	Expires April 30, 2013.
Principal Security and Covenants	A first ranking mortgage on the property. Requirement to maintain compliance with certain covenants.
Other Information	Revolver portfolio Number of properties: 9 Location: 3 Florida, 2 Ohio, 1 Minnesota, 1 Kansas, 1 Tennessee, 1 Pennsylvania *Debt Balance trust share ** Our respective share in the loan amount is 43%.

Borrower	Lender	Original Amount *,**	Amount Outstanding on Dec. 31, 2011 *,**	Interest	Payment Terms
EDT Portfolio Name: Bison	UBS	$135 million	$114 million	Fixed interest rate of 5.25%	Expires April 6, 2016.
Principal Security and Covenants	A first ranking mortgage on the property.
Other Information	Bison portfolio Number of properties: 12 Location: 7 New York, 2 Arkansas, 1 North Carolina, 1 Tennessee, 1 Pennsylvania *Debt Balance trust share ** Our share in the loan amount is 43%.

Borrower	Lender	Original Amount *,**	Amount Outstanding on Dec. 31, 2011 *,**	Interest	Payment Terms
EDT Portfolio Name: Venice	Bank of America, N.A.	$77.7 million	$77.7 million	Fixed interest rate of 6%	Expires July 1, 2013
Principal Security and Covenants	A first ranking mortgage on the property.
Other Information	Venice portfolio Number of properties: 7 Location: 2 Georgia, 4 Texas, 1 Colorado *Debt Balance trust share ** Our share in the loan amount is 43%.

Borrower	Lender	Original Amount *,**	Amount Outstanding on Dec. 31, 2011 *,**	Interest	Payment Terms
EDT Portfolio Name: Homart II	MetLife	$268 million	$267.3 million	Fixed interest rate of 6.4%	Expires September 1, 2015.
Principal Security and Covenants	A first ranking mortgage on the property.
Other Information	Homart II portfolio Number of properties: 4 Location: 1 Florida, 1 Virginia, 1 Massachusetts, 1 Illinois. *Debt Balance trust share ** Our share in the loan amount is 43%.

Borrower	Lender	Original Amount *,**	Amount Outstanding on Dec. 31, 2011 *,**	Interest	Payment Terms
EDT Individual Riverchase	Lehman Brothers	$8.2 million	$7 million	Fixed interest rate of 5.5%	Expires January 11, 2013.
Principal Security and Covenants	A first ranking mortgage on the property.
Other Information	Riverchase Promenade, Birmingham, Alabama *Debt Balance trust share ** Our share in the loan amount is 43%.

Borrower	Lender	Original Amount *,**	Amount Outstanding on Dec. 31, 2011 *,**	Interest	Payment Terms
EDT Individual Clarence	Keyport Life Insurance Co.	$4 million	$851 thousand	Fixed interest rate of 6.25%	Expires August 1, 2013.
Principal Security and Covenants	A first ranking mortgage on the property.
Other Information	Jo-Ann Plaza, Buffalo NY *Debt Balance trust share ** Our share in the loan amount is 43%

Borrower	Lender	Original Amount *,**	Amount Outstanding on Dec. 31, 2011 *,**,***	Interest	Payment Terms
EDT Individual Roswell	Sun Life	$14 million	$13.54 million	Fixed interest rate of 5%	Expires November 1, 2015.
Principal Security and Covenants	A first ranking mortgage on the property.
Other Information	Roswell Crossing, Roswell GA *Debt Balance trust share ** Our respective share in the loan amount is 43%. *** This loan was assumed upon acquisition of the property on December 1, 2011.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
Elbit Trade & Retail Ltd.	Bank Hapoalim	NIS 10 million	NIS 10 million	Prime + 1.75%	Revolving short-term credit facility
Principal Security and Covenants	Fixed mortgage on all Elbit Trade assets and a guarantee for the full amount provided by us.
Other Information
An additional Stand-By Letter of Credit has been provided by the bank to Elbit Trade in the amount of €3.7 million in order to secure payment to third party suppliers.
In April 2012, we completed the sale of all our shares in Elbit Trade & Retail Ltd. and all the interests in G.B. Brands, Limited Partnership, which was the franchisee of the GapTM and Banana RepublicTM brands, to Gottex, and transferred all the other activities of Elbit Trade & Retail Ltd. (mainly with respect to the MANGO-MNG™ brand) to Elbit Fashion. In the framework of the transaction we have paid off this loan and Elbit Fashion had entered into a new credit facility agreement with Bank Hapoalim and issued a new Stand-by Letter of Credit ("SBLC") to Punto Fa. The credit line and the credit under the SBLC were secured by similar pledges over Elbit Fashion and by the pledge over certain receivables that was granted by us and which replaced the pledge over the holdings in the Dutch hotels that were sold to PPHE. For a discussion of the sale of our interest in Elbit Trade & Retail Ltd. and G.B. Brands Limited Partnership, please see "Item 4.B "Business Overview – Fashion Apparel".

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2010	Interest	Payment Terms
GB Brand Limited Partnership "GB Brand")	Bank Leumi	NIS 4.5 million	NIS 4.5 million	Prime + 1.5%	Revolving short-term credit facility
Principal Security and Covenants	Fixed mortgage on all Elbit Trade assets and a guaranty for the full amount provided by us.
Other Information
An additional Stand By Letter of Credit has been provided by the bank to GB Brand in the amount of $4.3 million in order to secure payment to third party suppliers.
In April 2012, we completed the sale of all our shares in Elbit Trade & Retail Ltd. and all the interests in G.B. Brands, Limited Partnership, which was the franchisee of the GapTM and Banana RepublicTM brands, to Gottex, and transferred all the other activities of Elbit Trade & Retail Ltd. (mainly with respect to the MANGO-MNG™ brand) to Elbit Fashion. In the framework of the said transaction Gottex had stepped into our shoes and had entered into new agreements with Bank Leumi Le'Israel Ltd. regarding the grant of banking services following the sale. Accordingly, our guarantee and the collaterals that were given by us were cancelled and we were released from all our obligations in relation to the loan. For a discussion of the sale of our interest in Elbit Trade & Retail Ltd. and GB Brands, see Item 4.B "Business Overview – Fashion Apparel".

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

InSightec’s research and development efforts have been financed, in part, through OCS grants. InSightec has received or was entitled to receive grants totaling $25.2 million from the OCS since its inception in 1999 and is required to repay such grants through payment of royalties to the OCS at a rate of 3.5% of its revenues until the entire amount is repaid.

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

In accordance with IFRS, such grants are recorded in the income statements if there is reasonable assurance that the grants will not be repaid. Otherwise, the grants are recorded as a liability and are measured at fair value at each balance sheet date. The fair value of the OCS grants as of December 31, 2011 and 2010 was NIS 27.3 million (approximately $7.2 million) and NIS 25.6 million (approximately $7.2 million), respectively.

Our total research and development expenses amounted to NIS 62.8 million (approximately $16.2 million), NIS 58.4 million and NIS 74.0 million in the years ended December 31, 2011, 2010 and 2009, respectively.

The total OCS grants received by InSightec during 2011, 2010 and 2009 were $1.1 million, $2.4 million and $2.9 million, respectively. These grants were recorded at fair value as part of our liabilities in our consolidated financial statements.

All research and development expenses included in our consolidated financial statements are attributed to InSightec.

D.            TREND INFORMATION

Shopping and Entertainment Centers

Our shopping and entertainment business is affected by trends in each of the geographic areas in which we operate.

In recent years the retail market in CEE has experienced extraordinary growth. However, the recent decline in the global economy, which also influenced the European Union, as well as the recent concerns regarding the possibility of sovereign debt defaults by European Union member countries, affected the growth in most countries during 2008 through 2011.

Retailers entering or expanding across CEE and South East Europe ("SEE") are still favoring shopping centers over retail parks. However, this is also closely linked to the availability of real estate, as shopping centers still dominate the retail scene across the region. For existing retail schemes, retailers are mainly targeting the top performing shopping centers in order to minimize their risk. Whilst retail parks have lost their main competitive advantage, the cost differential between the average shopping center and the average retail park has significantly narrowed. The situation is particularly obvious with new developments, where retailers are able to secure space on attractive terms. The real winners are the landlords of the top performing shopping centers: they are able to set their conditions and continue driving the market. In the more developed and mature CEE and SEE markets, retailers are also interested in securing space in outlet centers, particularly in Poland, which is the most developed amongst these countries.

Within CEE and SEE, Poland continues to be the top destination among newcomers. The decisions of the brands are very much driven by market size, spending power and, to a certain extent, the availability of franchise partners for those selecting that particular business model to start operations in a new country. Poland, Romania, Croatia and Serbia can be classed as "hot", while the Czech Republic, Slovakia and Hungary are struggling to lure international chains to their respective markets. Austrian and German retailers tend to be more represented in the Czech Republic, Slovakia and Hungary and to a lesser extent in Croatia and Serbia. This predominance can be explained as a result of the strong cultural and historical ties linking these countries. Spanish, Italian, French and to some extent the UK brands, have a stronger presence in Poland and Romania; however, they are also appealing to Croatian and Serbian consumers. Unsurprisingly, concepts tend to be more successful in countries with closer cultural and historical proximities. In the case of Greek and Turkish brands, their expansion has been partially driven by geography and is particularly pronounced in Romania, Croatia and Serbia. Poland and Romania have a wider choice between international and national retailers, while smaller countries, such as Serbia, Hungary, Croatia and the Czech Republic, remain dependent on international brands.

Although the new developments in the retail market in the Czech Republic experienced stagnation during 2011, the situation is expected to change in the following two years. More than 166,000 square meters of retail space is under construction and scheduled to be delivered by 2013. The capital city, Prague and major markets, Brno and Ostrava are currently well supplied with retail space. Density figures in these markets, as well as the whole country, are among the highest in the CEE & SEE region. Developer’s plans in the three big cities focus mainly on extensions of well-established and prominently located centers within densely populated catchment areas which have good connectivity to public transport and car access. 42% of the Czech Republic’s future pipeline comes from extensions. As major markets mature, developers are beginning to shift to medium-sized and smaller sized cities (40,000 to 80,000 inhabitants). Compared to 2010, the retail market in the Czech Republic today is seeing growth in demand for retail space, especially from mass market retailers, with few up-market brands arriving recently. Prague continues to be the primary focus for the majority of retailers, closely followed by Brno and Ostrava. In terms of location, they continue to concentrate on prime high streets, and on prime shopping centers. However, as the attractive retail space on offer in these cities narrows, retailers are beginning to look at opportunities in smaller markets, where the competition is not as fierce.

Just like the rest of Europe, the current economic situation in Hungary is challenging. The decrease of retail sales between 2007 and 2010 has stopped and is stagnating at the moment, though the government’s actions to boost employment might help to increase consumer spending. Although the overall sentiment on the Hungarian retail market remains conservative, the long-term outlook seems promising. Shopping center supply in Hungary totals 1.3 million square meters (67% of the total retail stock). The retail park stock of 587,000 square meters accounts for 30%, while outlet centers, offering 64,000 square meters, provides 3% of the total figure. In 2011 the market experienced the largest amount of new supply delivered to the market since 2007. By November 2011, approximately 100,000 square meters of new retail space came to the market in two projects. In 2012 half of this year’s stock, in several small-sized shopping centers, will be supplied. The capital city Budapest is where nearly 70% of the new supply will be developed. As financing remains the bottleneck for many commercial projects, several schemes under planning have been in the pipeline for two to three years. Leasing is also a challenge, especially for new projects without reliable track records; retail chains prefer to secure space in existing and well-performing shopping centers, instead of new and untested projects. Some of the best shopping centers in Budapest have been restructuring their tenant mixes as lease contracts expire. This creates a perfect opportunity for international anchor tenants who are keen to enter the market. Retailers are currently able to achieve favorable lease conditions especially in projects in Budapest which recently opened or are still under construction.

The Polish retail market, with more than 38 million potential customers, has a leading position in the CEE & SEE region, attracting international investors, developers and, importantly, new retailers. Their confidence in the market is supported by the strong fundamentals of the Polish economy, including sound GDP growth, increasing spending power and rising retail sales. Shopping center space stands at 7.5 million square meters, i.e., 75% of the total retail stock in the country (10 million square meters). The remainder is found in other retail formats, such as retail parks, outlet centers and standalone retail warehouses. Construction continues to be high, with more than 670,000 square meters of shopping center space being currently developed. In major and secondary cities (more than 200,000 inhabitants) developers focus on both new projects and extensions of existing well-performing retail assets. Extensions account for nearly 30% of new supply in Poland and it is expected that this share will grow in the future. As major markets mature, developers are progressively expanding into smaller geographies (less than 200,000 people) with new large-scale projects. Poland is clearly an attractive market with many international chains willing to explore the country. Approximately 25 chains started Polish operations in 2011. Strong retail demand coupled with low vacancy in good quality assets and good economic fundamentals justify new development in the country.

The economic condition of Romania is slowly improving. Growing retail sales, increasing spending power and GDP forecasts are positive signs for all market stakeholders. Especially given that Romania, which currently offers only 1.5 million square meters of shopping center space, has one of the lowest density levels of the CEE & SEE region: precisely 68 square meters for every 1,000 inhabitants. After a year and a half of stagnation, the retail market in Romania is witnessing a resurgence of development and retailer expansion activity. An impressive pipeline of 423,000 square meters in 14 projects is at the development stages across the country with delivery planned until 2013. Major international brands on the market are seeking new expansion opportunities and being attracted mostly by the well performing shopping centers which continue to register low vacancy rates. The appetite for expansion of both international and local in-line retailers is much weaker and focuses on Bucharest. Additionally, new store openings by smaller, non-anchor labels are often limited by the shortage of financing some franchise operators face. Probably one of the most desired brands, H&M, entered Romania in the spring of 2011. Most new international brands which entered the market this year came via the franchising as this model still remains an attractive to new market entrants.

The Serbian market, with 7.3 million people, is clearly undersupplied in retail terms and offers just 307,000 square meters of shopping center space. This translates into the lowest density ratio (42 square meters for every 1,000 inhabitants) of all the seven CEE & SEE countries. The immaturity of the market, the lack of good quality retail space, low vacancy rates and growing retailer demand is pushing developers to revive the projects which they put on hold due to the economic crisis and proceed with new investments. 2011 has been extremely active in terms of new retail developments. 156,000 square meters is in a construction stage, an amount which equals 45% of the present total retail space, including shopping center, retail park and factory outlet formats. The emerging stock is evenly split between the three formats. Today, the offer of the retail market is limited to small-sized schemes constituting 63% of the shopping center stock. That situation is set to change in 2012 with the arrival of projects currently being developed. Interest from international retailers in the market is significant: 11 newcomers appeared in 2011. Their primary focus is on the most prominent and modern shopping centers in Belgrade but, also in high street retail units. However, with the opening of some modern schemes in secondary Serbian cities such as Niš, Kragujevac and Pančevo, retailers are showing growing interest in spreading across Serbia. Many international retailers, such as Inditex and Grupo Cortefiel, have decided to cancel agreements with local franchise partners and to expand their brands directly.

With the opening of nine shopping malls in 2010, the total inventory of contemporary shopping mall space in Bulgaria increased to 560,000 square meters equal to 74 square meters for every 1,000 inhabitants. Demand for High Street space in the four largest cities remained stable. Rental levels in shopping malls and across the High Street continued to decrease slowly. 2010 marked the largest annual increase in terms of shopping mall supply with a further 327,000 square meters of new stock completed and thus total stock reached 560,000 square meters. Despite the economic slump, there is clear optimism amongst retailers. In the future shoppers are likely to experience new, niche/hybrid concept stores (e.g., combining fashion & art, books & café or interior & fashion), many of which will include an entertainment component. Future demand is expected to come from three main segments; soft cash & carry, convenience stores and lower end fashion retailers. Particularly non-food hypermarkets are expected to expand in the years ahead. Shopping malls in Sofia enjoy low levels of vacancy. As a result of intensive expansion and fall in consumer demand, some retailers are facing dwindling turnovers, and thus are pressed financially. With no new centers opening in 2011 in Sofia, existing malls have a chance to position themselves, and thus strengthen their competitive offer. Rental levels are clearly affected by the increasing supply of shopping mall space. The High Street is expected to make a come-back in the coming period. New local retail concepts will be introduced.

The economy of Latvia has stabilized and started to grow, showing a 5.3% increase in real Gross Domestic Product during 2011 according to provisional data. According to provisional data of the population census held during 2010, currently there are 2.1 million inhabitants in Latvia. That is, during the last ten years Latvia lost 300,000 inhabitants, of which 150,000 emigrated. Weak demographics is a very serious problem for the Latvian economy. During 2011 retail trade turnover stabilized and started to grow, supported by recovery of domestic demand. The annual increase in retail sales at constant prices for the whole year was 7%, but varied significantly for different commodity groups. In line with stabilization and growth of retail sales for a number of groups of goods, tenants were able to improve their financial situation resulting in opening of additional stores or at least starting to consider the possibility. At the same time, landlords of successful shopping centers became reluctant to provide discounts for tenants and are slowly starting to increase rental rates. Following stabilization of the economy and improvement in consumer purchasing power, demand for retail space from the tenant side has increased in most popular shopping centers. Two general tendencies in the retail market segment have been notable in the past year. The first is the overall shift towards less expensive brands from the customer side, which can be explained by the fact that the crisis years made consumers more attentive to prices and quality. The second tendency is that some retailers that face falling or stable demand for their goods, such as books or grocery chains, remain very active and continue opening new stores, as they compete to attract new customers and increase market share. Diverse trends were evident in vacancy dynamics in Riga shopping centers during 2010-2011. While the vacancy rate did not exceed the 1% level for shopping centers most in demand, many properties faced considerable challenges. As of January 2012 the vacancy level in these shopping centers has declined, but still the average level did not fall below 9-12%. During 2011 rental rates stabilized in prime shopping centers, with a tendency for growth. Landlords of most popular shopping centers are reluctant to offer discounts on leases, as was the practice during 2009-2010, and are trying to slowly increase rental rates for both new and old tenants. During 2011 retail trade turnover stabilized and started to grow, supported by recovery of domestic demand.

Despite the global economic slowdown, the Indian economy remained relatively strong and was among the fastest growing economies of the world with an average GDP growth rate of 6.9% in 2011. The services sector grew by 9.4%, and its share in the Indian GDP grew to 59%. Monetary policy was tightened by the Reserve Bank of India (RBI) during 2011 to control inflation and curb inflationary expectations. The slowing inflation reflected the lagging impact of actions taken by the RBI and the government. India's inflation rate, based on the wholesale price index, fell to 6.55% in January 2012. Strong Indian economy traction by domestic demand and the services sector growth is expected to expand 7.6% in 2012-13. With a population of more than 1.22 billion people, including 50% under the age of 25, future growth rate is not expected to decline. On December 20, 2011, Moody's Investor Services released a credit rating upgrade for India, and the long-term government bonds denominated in domestic currency and the long-term country ceiling on the foreign currency bank deposits were both raised from Bal to Baa3 (from speculative to investment grade), and short-term government bonds denominated in domestic currency from NP (Not Prime) to P-3 (ranging from speculative to investment grade).

The United States has the largest and most technologically powerful economy in the world, with a per capita GDP of $48,100. The global economic downturn, the sub-prime mortgage crisis, investment bank failures, falling home prices, and tight credit pushed the United States into a recession by mid-2008. GDP contracted until the third quarter of 2009, making this the deepest and longest downturn since the Great Depression. To help stabilize financial markets, the U.S. Congress established a $700 billion Troubled Asset Relief Program (TARP) in October 2008, and since then has adopted some significant steps in order to obtain market recovery. The GDP grew at an annualized rate of 3.0% in the fourth quarter of 2011.  This follows GDP growth of 5.6% in the fourth quarter of 2010, the fastest pace in more than 6 years, while 2009 faced a negative growth. The inflation rate in 2011 was 3.0% compared to an inflation of 1.6% in 2010. Since the beginning of 2011, U.S. retail sales have shown year over year growth of up to 6.2% in the last quarter of the year. The falling real estate prices provided an opportunity for investors to acquire high quality assets on high capitalization rates, which are expected to decrease in the coming years.

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

Fashion Apparel

The fashion apparel and accessories business in Israel is a highly competitive industry. Since we operate our business under a franchise agreement of an international brand, merchandising and inventory effectiveness are very challenging and require computerized supply chain management systems in order to succeed.

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

The ongoing trend of new international players entering into the Israeli markets and expansion of local players to become multi-branded players effects and challenges our goal to gain and preserve our market share.

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

E.            OFF-BALANCE SHEET ARRANGEMENTS

The following are our off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that we believe are material to investors:

•
We furnished a local municipality a bank guarantee in an amount of approximately NIS 4.5 million to secure payment of certain land betterment tax by Marina Herzliya Limited Partnership Ltd. (a company controlled by Control Centers, our controlling shareholder). The above sum, including the interest and index linkage accrued thereon, as of December 31, 2011, amounts to NIS 9.5 million. Arbitration is currently being held as to such liability. Our management estimates, based on legal advice received by Control Centers, that there is no possibility to value the risk as the outcome based on the assessment of valuator that was appointed by the court.

•
As part of the franchise and support agreements executed by our subsidiary, Elbit Trade & Retail Ltd. with third parties, which in turn were transferred to Elbit Fashion, and following such transfer Elbit Fashion has furnished Punto Fa with a stand-by letter of credit in the amount of approximately €3.6 million (approximately $4.66 million) in order to secure payments under the agreements.

•
As part of transactions for the realization and/or sale of our holdings in certain subsidiaries or projects, or the realization and sale of certain business activities, we have undertaken to indemnify the respective purchasers for certain losses and costs incurred in connection with the sale transaction, and in particular, with respect to a breach of representations and warranties by seller. The indemnification provisions are usually capped at the purchase price and are limited in time, as set forth in each of the relevant sale agreements. Our management estimates that no significant costs will be borne in respect of these indemnification provisions.

•
As part of a lease agreement executed in July 2007 between us and the Israel Land Administration for a long-term lease of land in Tiberius, Israel, we had undertaken to finalize the construction in July 2010. During 2010 we received an extension for an additional three years until July 2013. We have provided the Israel Land Administration with two bank guarantees in the aggregate amount of NIS 10 million linked to the increase in the Israeli consumer price index in order to secure our undertakings included in the lease agreement. As a security for the guarantees, we pledged deposits in the same amount.

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

•
A former subsidiary of PC incorporated in Prague ("Bestes"), which was sold in June 2006 is a party to an agreement with a third party ("Lessee"), for the lease of commercial areas in a center constructed on property owned by it, for a period of 30 years, with an option to extend the lease period by an additional 30 years, in consideration for €6.9 million (approximately $8.9 million), which has been fully paid. According to the lease agreement, the Lessee has the right to terminate the lease, subject to fulfillment of certain conditions set forth in the agreement. As part of the agreement for the sale of Bestes to Klepierre in June 2006, it was agreed that PC will remain liable to Klepierre in case the Lessee terminates its contract. PC’s management believes that this commitment will not result in any material amount due to be paid by it.

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

Our contractual obligations consist mainly of: (i) long-term borrowings (mainly loans from banks and financial institutions and non convertible and convertible notes); (ii) long-term operational leases; (iii) commitments towards suppliers, subcontractors and other third parties in respect of land acquisitions; and (iv) other long term liabilities reflected in the balance sheet. Our contractual obligations are generally linked to foreign currencies (mainly Euro and U.S. dollar) and/or other indexes (such as the Israeli consumer price index). Below is a summary of our significant contractual obligations as of December 31, 2011 in NIS, based upon the representative exchange rate of the NIS as of the balance sheet date, against the currency in which the obligation is originally denominated or based on the respective index of the Israeli consumer price index as of December 31, 2011. Actual payments of these amounts (as are presented in our financial statements) are significantly dependent upon such exchange rates or indexes prevailing as at the date of execution of such obligation, and therefore may significantly differ from the amounts presented herein below.

	Payments due by Period (in NIS thousands)
Contractual Obligations as of December 31, 2011	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
Long-Term Debt (1)	9,716,840	2,124,936	3,283,918	2,534,668	1,773,318
Operating Leases (2)	639,526	47,956	93,445	88,639	409,486
Purchase Obligations and Commitments (3)	747,440	97,925	218,019	215,748	215,748
Other Long-term Liabilities Reflected on Balance Sheet (4)	51,744	9,208	20,936	6,412	15,188
Total	11,155,550	2,280,025	3,616,318	2,845,467	2,413,740
___________________

(1)
Long term debt includes interest that we will pay from January 1, 2012 through the loan maturity dates. Part of our loans bear variable interest rates and the interest presented in this table is based on the LIBOR rates known as of December 31, 2011. Actual payments of such interest (as presented in our financial statements) are significantly dependent upon the LIBOR rate prevailing as of the date of payment of such interest. For additional information in respect of the long term debt, see “Item 5.B. Liquidity and Capital Resources - Other Loans."

(2)
Our operating lease obligations are subject to periodic adjustment of the lease payments as stipulated in the agreements. In this table we included the lease obligation based on the most recent available information. For additional information in respect of our operating lease obligations see note 23A(4) to our annual consolidated financial statements.

(3)
Includes mainly commitments for construction suppliers, subcontractors and amount payable to third and related parties including estimated payments to a related party in respect of land acquisitions. Such obligations were not recorded as liabilities in the balance sheet, since, as of the balance sheet date, the construction services were not yet provided and/or certain conditions precedent for the plot acquisitions have not yet been fulfilled.

(4)
Includes fair value of royalty payments that InSightec may have to pay to the OCS. InSightec partially finances its research and development expenditures under programs sponsored by the OCS for the support of research and development activities conducted in Israel. In exchange for OCS participation in the programs, InSightec is obligated to pay 3.5% of total sales of products developed within the framework of these programs. At the time the OCS grants were received, successful development of the related projects was not assured. The obligation to pay these royalties is contingent on (i) actual sales of the products; (ii) fair value of hedging transactions in respect of interest rates on long term loans; and (iii) fair value of the exit fee payable in certain events to a financial institution within the framework of long term credit facilities provided to our jointly controlled companies in the United Kingdom (see also “Item 5.B. Liquidity and Capital Resources - Other Loans").

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors, executive officers and other key employees as of the date of this annual report:

NAME	AGE	POSITION
Mordechay Zisser (1) (3)	57	Executive President and Director
Shimon Yitzhaki (1) (3)	57	Executive Chairman of the board of directors and Director
David Rubner (2)	72	Director
Zvi Tropp (1) (2) (3)	72	External Director
Moshe Lion	51	Director
Shmuel Peretz	72	Director
Elina Frenkel Ronen (1) (2)	38	External Director
Dudi Machluf	40	Co-CEO
Ran Shtarkman	44	Co-CEO and CEO of PC
Doron Moshe	41	Chief Financial Officer
Zvi Maayan	44	General Counsel
______________________________________
(1)	Member of the donation committee
(2)	Member of the audit committee
(3)	Member of the investment committee

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

SHIMON YITZHAKI. On January 1, 2010, Mr. Yitzhaki was appointed as our Executive Chairman of the board of directors. From May 1999 until December 2009, Mr. Yitzhaki served as our President, Chief Executive Officer and has served as a member of our board of directors since May 1999. From March 2005 until August 2006, Mr. Yitzhaki served as our Chief Financial Officer. Mr. Yitzhaki serves as a member of the board of directors of a number of our subsidiaries, such as InSightec. Elbit Ultrasound Ltd. and Elbit Medical Technologies Ltd. and PC (since October 2006). Mr. Yitzhaki has served as a Vice President of Europe-Israel since March 1998 and since the mid-1980’s as a Vice President of Control Centers. Mr. Yitzhaki holds a B.A. in accounting from Bar Ilan University and is a Certified Public Accountant.

DAVID RUBNER. Mr. Rubner has served as a member of our board of directors since July 2003. Mr. Rubner serves as Chairman of the board of directors and Chief Executive Officer of Rubner Technology Ventures Ltd. as well as the General Partner of Hyperion Israel Advisors Ltd., a venture capital firm. From 1970 until 2000, Mr. Rubner held various positions at ECI Telecom Ltd., including President, Chief Executive Officer, Chief Engineer, Vice President of operations and Executive Vice President and General Manager of the Telecommunications Division of ECI. Mr. Rubner serves on the boards of public companies including Check Point Software Ltd., Radware Ltd., Messaging International Ltd., as well as some privately held companies. Mr. Rubner serves on the boards of trustees of Bar Ilan University and Shaare Zedek Hospital. Mr. Rubner holds a B.S. in engineering from Queen Mary College, University of London and an M.S. from Carnegie Mellon University. Mr. Rubner was the recipient of the Israeli Industry Prize in 1995.

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

MOSHE LION. Mr. Lion has served as a member of our board of directors since April 2006. Mr. Lion is a senior partner at Lion, Orlitzky and Co., an accounting firm in Israel, Chairman of the Jerusalem Development Authority since June 2008 and a member of the board of directors of Brainstorm Cell Therapeutics since July 2007 and Chairman of the Board of Green Ocean Finance. From April 2003 until April 2006, Mr. Lion was the Chairman of Israel Railways. From October 2000 until December 2005, Mr. Lion served as a director of Elscint. From December 1997 to July 1999, Mr. Lion served as Director General of the Israeli Prime Minister’s Office and as an economic advisor to the Israeli Prime Minister. From January 1997 to November 1997, Mr. Lion served as the Head of the Bureau of the Israeli Prime Minister’s Office and as an economic advisor to the Israeli Prime Minister. Mr. Lion served as a member of the board of directors of Bank Massad Ltd. from January 2000 until November 2006 and as a member of the board of directors of Bank Tefachot Ltd. from November 1999 until May 2004. Mr. Lion currently serves as a member of the board of directors of the Israel Council for Higher Education and of the Wingate Institute for Physical Education. Mr. Lion holds a B.A. in accounting and economics and an L.L.M., both from Bar Ilan University.

SHMUEL PERETZ. Mr. Peretz has served as a member of our board of directors since April 2006.  Since 1997, Mr. Peretz has served as the President of the European Division of Israel Aerospace Industries Ltd. From March 2003 until December 2005, Mr. Peretz served as a member of the board of directors of Elscint. From 1991 until 1996, Mr. Peretz served as Vice President (Finance) of Israel Aerospace Industries Ltd. From 1980 until 2002, Mr. Peretz served as a member of the board of directors of numerous companies, including Elta Ltd., Magal Ltd., Medisel Technologies Inc. and Belgium Advanced Technologies.  Mr. Peretz currently serves as a director and the head of the audit and finance committees at Biolight Ltd. Mr. Peretz holds a B.A. in economics and political science from the Hebrew University in Jerusalem, as well as an M.B.A. from the New York Institute of Technology.

ELINA FRENKEL RONEN. Ms. Frenkel Ronen has served as one of our external directors since December 2008. Since 2005, Ms. Frenkel Ronen has headed her family’s real estate business. Ms. Frenkel Ronen currently serves as a member of the board of the Institute of CPAs in Israel as the Chair of the CEOs, CFOs and Controllers Committee of the Institute of CPAs in Israel, and as an external director of Tempo Beverages Ltd. and of Micromedic Technologies Ltd., and as Chairperson of the Board of Directors of Haifa Port Ltd. From 2008 until 2011, Ms. Frenkel Ronen served as an External Director of Tao Tsuot Ltd. and Haifa Port Ltd. From 2004 until 2007, Ms. Frenkel Ronen served as the Public Representative for the Public Utility Authority – Electricity. From 2008 until 2012, Ms. Frenkel Ronen served as Chief Financial Officer of Orek Paper Ltd. From 1999 until 2002, Ms. Frenkel Ronen served as Chief Financial Officer of Sherutey Hashomrim Group. From 1993 until 1999, Ms. Frenkel Ronen served as the Chief Controller and Financial Reports Supervisor of the Tnuva Industry Group of Companies, including its 96 subsidiaries. Ms. Frenkel Ronen holds a B.A. in accounting and economics and an Executive M.B.A., both from Tel-Aviv University. Ms. Frenkel Ronen is a Certified Public Accountant.

DUDI MACHLUF. On January 1, 2010, Mr. Machluf was appointed as our Co-CEO. From August 2006 until 2009, Mr. Machluf served as our Chief Financial Officer. From 2003 until 2005, Mr. Machluf was the head of our accounting department and managed the transaction department. Mr. Machluf also serves as Chief Executive Officer of Elbit Medical and has served as a director of InSightec. From June 2010 until June 2011, Mr. Machluf served as a director of EDT. Mr. Machluf is a member of the investment committee of EPN. Prior to joining us, Mr. Machluf was a manager at Deloitte, Certified Public Accountants. Mr. Machluf holds a B.A. in Economics and an L.L.M., both from Bar Ilan University and is a Certified Public Accountant.

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

DORON MOSHE. On January 1, 2010, Mr. Moshe was appointed as our CFO. From January 2006 until January 2010, Mr. Moshe served as our Chief Controller. From 2001 until 2005, Mr. Moshe served as the Controller of our subsidiaries. Mr. Moshe also serves as Chief Finance Officer of Elbit Medical. From 2000 until 2001, he served as the Controller for a group of public companies in the fields of contracting, real estate, and technology, and from 1999 until 2000, he was a senior accountant at KPMG Israel. Mr. Moshe holds a B.A. in Accounting and Economics from the University of Haifa and is a Certified Public Accountant.

ZVI MAAYAN. Mr. Maayan has served as our General Counsel since October 2008. From 2007 until October 2008, Mr. Maayan served as our Assistant General Counsel. From 2000 until 2007 Mr. Maayan served as Assistant General Counsel for Israel Aerospace Industries Ltd. From 1996 until 2000, Mr. Maayan was a senior associate in the law firm Shugol, Ketzef, Ehrlich, Kerner & Co., specializing in commercial and civil law, international commerce, banking and financing, bankruptcy, biopharmaceutical industry, real estate and litigation. From June 2010 until June 2011, Mr. Maayan served as a director of EDT. Since January 2011, Mr. Maayan is a member of the Executive Committee of the Real Estate Division of the Israel-America Chamber of Commerce. Mr. Maayan holds an LL.B. and an LL.M., cum laude, both from Bar-Ilan University, and is a member of the Israeli Bar Association.

B.            COMPENSATION OF DIRECTORS AND OFFICERS

Aggregate 2011 Compensation of Directors and Officers

The aggregate compensation paid to or accrued on behalf of all persons as a group (11 persons) who served in the capacity of director or executive officer in the year ended December 31, 2011, was approximately NIS 17.064 million (approximately $4.5 million). Such aggregate amount includes management fees, salaries and bonuses including certain fringe benefits and accrued amounts in respect of pensions and retirement benefits, but does not include stock-based compensation expenses relating to options granted to our directors and officers. One of our executive officers provides services to us pursuant to a management contract with a company that conducts no other active business.

In 2011, we granted an aggregate of 158,637,000 options (out of which 28,153,500 are subject to shareholder approval) exercisable into Elbit Medical shares, 6,169,000 options exercisable into PC’s shares and 360,000 options for participation units of Elbit Plaza USA shares, to our directors and officers under our incentive plans. For information regarding the terms of grant and exercise under our incentive plans, see “Item 6.E. Share Ownership –2006 Employees, Directors and Officers Incentive Plan," "- PC Share Option Scheme" and "– 2011 Elbit Plaza USA Incentive Plan.”

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

Independent Director Compensation

Pursuant to the requirements of the Companies Law, remuneration of our directors requires shareholder approval. Compensation and reimbursement for external directors is governed by regulations promulgated under the Companies Law. Our external directors are compensated in the form of an annual fee in the amount of NIS 95,100 (approximately $24,900 and a meeting attendance fee in the amount of NIS 4,880 (approximately $1,277, payable in accordance with the regulations. Our other independent directors are compensated with an annual fee in the amount of NIS 58,500 (approximately $15,310, and a meeting attendance fee in the amount of NIS 2,060 (approximately $540, payable in accordance with the regulations.

Services of Mr. Mordechay Zisser

Pursuant to a management agreement approved by our shareholders on May 31, 2006, Mr. Mordechay Zisser, at that time our Executive Chairman, and in his new role, as of January 1, 2010, as Executive President, provides us with services via a management company controlled by him. The agreement provides that Mr. Zisser will devote at least 80% of his time, skills and efforts to his position as our Executive President. In consideration for these services, we pay the management company a monthly fee of $50,000, plus applicable value added tax, as well as reimbursement of expenses. In addition, the management company is entitled to other benefits, such as an appropriate vehicle, telephone, facsimile, mobile phone, computer, printer and modem, including installation costs and all reasonable expenses related thereto. The agreement has a five-year term commencing on August 1, 2005. On August 12, 2010, our shareholders approved the extension of this agreement for an additional five year term, until July 31, 2015; however, pursuant to the Israeli Companies Law, this agreement will require shareholder approval again in our shareholder meeting in 2013.

Termination of Mr. Zisser’s services for any reason whatsoever will result in an immediate termination of the management agreement. Notwithstanding the above, at our request, Mr. Zisser will serve (through the management company) in addition to or in lieu of his services as our director or officer, and in such event, the agreement will remain in effect with regard to such service.

In November 2007, our shareholders approved an annual bonus for Mr. Zisser, not to exceed NIS 18 million, calculated as follows: (i) 0% of the first NIS 100 million of profits (as defined below); (ii) 2.5% of profits between NIS 100 million and NIS 125 million; (iii) 3% of profits between NIS 125 million and NIS 150 million; and (iv) 3.5% of profits exceeding NIS 150 million. The annual bonus is payable with respect to the fiscal year ended December 31, 2006 and for each fiscal year thereafter for so long as Mr. Zisser serves as a director or officer of us or any of our subsidiaries. For the purpose of determining the annual bonus, in accordance with resolutions of our audit committee and board of directors of May 29, 2008 and also based on legal advice received, "profits" for any year shall mean our profit before taxes, as disclosed in our annual audited consolidated financial statements for that year minus profit (loss) before tax attributable to the minority shareholders and minus such loss (before taxes and after deduction of profit (loss) attributable to the minority shareholders) as disclosed in our annual consolidated audited financial statements for all years commencing 2007, that had not already been deducted for the purpose of calculating such annual bonus for any previous year. Such resolution shall be applied, retroactively, to bonuses payable in respect of the year 2007 and thereafter. Pursuant to an amendment to the Israeli Companies Law, the effectiveness of this bonus is subject to re-approval by our shareholders.

Effective January 1, 2010, Mr. Zisser was appointed our Executive President. Mr. Zisser's services and compensation, as detailed above, were unaffected by this new appointment. Mr. Zisser continues to serve on our board of directors.

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

Agreements with our Former Executive Vice Chairman

Pursuant to an employment agreement approved by our shareholders on January 17, 2008, Mr. Abraham (Rami) Goren served as our Executive Vice Chairman of the board of directors through December 31, 2009. Mr. Goren also had the responsibility of our business activities in Asia and in particular, India, until his resignation in December 2009. Our annual cost of Mr. Goren's salary did not exceed NIS 2,134,000, linked to increases in the Israeli consumer price index.

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

Under an agreement between Mr. Goren and us, dated January 17, 2008, in consideration for services performed by Mr. Goren pertaining to the sourcing, initiation, operation or management of any business activities in India and other countries in Asia in which Mr. Goren renders such services for our benefit and for the benefit of our affiliates (excluding PC and its subsidiaries), as well as for the performance of other activities assigned to Mr. Goren by us, Mr. Goren is entitled to receive 5% of the outstanding share capital owned by us in each entity through which we conduct business activities initiated in such territory. This arrangement applies for so long as Mr. Goren devotes a substantial part of his time and attention to such sourcing activities and for 30 months thereafter.

Mr. Goren's right to receive shares in each investment vehicle is subject to vesting over a three-year period and became fully vested on March 31, 2009. The right to receive shares in any investment vehicle in which we obtain equity rights after March 31, 2009 will vest immediately. The shares issued to Mr. Goren under the agreement are not entitled to any type of distributions from the investment vehicle until our investments in such investment vehicle have been returned in full, with interest.  The agreement includes tag-along rights, pre-emptive rights and registration rights in favor of Mr. Goren and transfer restrictions, rights of first refusal and drag-along rights in our favor. Accordingly, EPI has allotted Mr. Goren Series B shares of EPI constituting 5% of the current issued and outstanding share capital of EPI.

Effective as of August 2010, Mr. Goren resigned from his position as a director in us and in other companies in our group, and effective as of December 31, 2010, he resigned from his employment with us, accordingly the sourcing period will end in June 2013.

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

 Mr. Zvi Tropp’s third three-year term as an external director commenced on September 2, 2010, and Ms. Elina Frenkel Ronen’s second three-year term as an external director commenced on December 25, 2011.

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

D.            EMPLOYEES

As of March 31, 2012, we employed or contracted 55 persons as employees or consultants in investment, administration and managerial services, all of whom work out of our headquarters in Israel. As of March 31, 2012, PC had 161 employees, 23 consultants and 1 part time employee in CEE, Russia, Greece and India. As of March 31, 2012, our Hotel division had 692 employees (including employees in proportionally consolidated companies in which we hold 50%, and including 231 employees of our hotels in the Netherlands which are being sold to PPHE pursuant to an agreement entered into in March 2012. See "Item 4.B. Business Overview – Hotels – Recent Acquisitions and Dispositions of Hotels"). As of March 31, 2012, Elbit Fashion employed 441 employees and G.B. Brands Limited Partnership employed 273 employees (of which  5 employees of G.B. Brands Limited Partnership were transferred to Gottex as part of the sale of the GAP brand in April 2012. See "Item 4.B. Business Overview – Fashion Apparel").

As of March 31, 2012, we employed 7 employees in the United States, in investment, administration and managerial services for our U.S. investment platform.

As of March 31, 2011, we employed 66 persons in investment, administration and managerial services, all of whom were employed in our headquarters in Israel. As of March 31, 2011, PC had 141 employees, 15 consultants and 1 part time employee in CEE, Russia, Greece and India. As of March 31, 2011, our Hotel division had 1,080 employees (including employees in proportionally consolidated companies in which we hold 50%). As of March 31, 2011, Elbit Trade & Retail Ltd.  and G.B. Brands, Limited Partnership had 590 employees.

As of March 31, 2011, we employed 3 employees and 2 part time contract workers in our headquarters in Australia, and 2 employees in the United States, in investment, administration and managerial services for our U.S. investment platform.

As of March 31, 2010, we employed 63 persons in investment, administration and managerial services, all of whom were employed in our headquarters in Israel. As of March 31, 2010, PC had 151 employees, 26 consultants and 4 part time employees in CEE, Russia, Greece and India. As of March 31, 2010, our Hotel division had 1,080 employees (including employees in proportionally consolidated companies in which we hold 50%). As of March 31, 2010, Elbit Trade & Retail Ltd.  and G.B. Brands, Limited Partnership had 595 employees.

We are not party to any collective bargaining agreement with our employees or with any labor organization.

E.            SHARE OWNERSHIP

As of March 31, 2012, our directors and executive officers, excluding Mr. Mordechay Zisser and Europe-Israel, beneficially owned an aggregate of 334,323 of our ordinary shares, or approximately 1.35% of our outstanding ordinary shares. This figure includes options to purchase ordinary shares that were vested on such date or that were scheduled to vest within the following 60 days.

For information regarding the terms of grant and exercise under all plans, see “ - 2006 Employees, Directors and Officers Incentive Plan” below.

For information on Mr. Mordechay Zisser’s and Europe-Israel's beneficial ownership of our ordinary shares, see “Item 7. Major Shareholders and Related Party Transactions - Major Shareholders” below. No other director or executive officer beneficially owns 1% or more of our outstanding ordinary shares.

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

In September, 2011, our board of directors, following the recommendation of our audit committee, decided to amend the exercise price per share of all outstanding options granted by us in accordance with the 2006 Plan to offerees still employed by us (including directors and officers who still hold office), to the average trading price during the 30 days period following the date of such resolution, and to extend the expiration date of such options to December 31, 2015. As of March 31, 2012, options to purchase 1,709,251 ordinary shares were outstanding under the 2006 Plan.

InSightec Incentive Plans

InSightec’s 1999 Employee Stock Ownership Plan (the “1999 Plan”) provides for the grant of up to 2,650,000 options.  Most of the options under the 1999 Plan were exercised and the rest were canceled.

InSightec’s 2006 Stock Option Plan (the “2006 Plan”) provides for the grant of up to 4,345,000 options (including options transferred from previous plans), at an exercise price of $6.00. Options granted under the 2006 Plan generally vest over a one to four-years period from the grant date. The options generally expire following seven years as of their date of grant or, subject to certain criteria, following five years.

InSightec’s 2007 Stock Option Plan (the “2007 Plan”) provides for the grant of up to 2,000,000 options, at exercise prices of between $1.44 and $6.00. Options granted under the 2007 Plan generally vest over a four-years period from the earlier of (i) InSightec's initial public offering or (ii) a “material change” in InSightec (as defined in the 2007 Plan) (the "Commencement Date"), 50% after two years from the Commencement Date and 25% after each of the third and the fourth years from the Commencement Date. The options generally expire following seven years as of the Commencement Date or, subject to certain criteria, following five years. On October 31, 2007, InSightec's board of directors approved that all the options granted under the 2007 Plan starting October 30, 2007, shall become fully vested and exercisable on the second anniversary of the Commencement Date and shall remain exercisable until the end of the term of the options, as defined in the 2007 Plan.

All options under InSightec’s option plans automatically vest and become exercisable without any discretion on the part of InSightec’s board of directors upon certain events that constitute a material change to InSightec as defined in the options plans, such as a change of control, a resolution of InSightec’s shareholders or its board of directors for its dissolution or a distribution in kind of most of its assets, mergers etc. As of March 31, 2012, options to purchase an aggregate of 1,610,500 ordinary shares were outstanding under InSightec’s option plans.

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

As of March 31, 2012, options to purchase 430,000 shares were outstanding under the 2010 Incentive Plan for InSightec Shares.

2011 Elbit Employees and Officers Incentive Plan for Elbit Medical Technologies Ltd.’s Shares

In April 2011, our board of directors adopted the Elbit Employees and Officers Incentive Plan for Elbit Medical Technologies Ltd.’s shares (the "2011 Plan") for the grant of up to 158,637,000 options exercisable into 79,443,500 ordinary shares of Elbit Medical for an exercise price of NIS 0.40. The exercise price of each option will be reduced upon distribution of dividends, stock dividends etc. The exercise mechanism of the options into Elbit Medical's shares will be as follows: at the exercise date the company shall issue to each option holder shares equal to the difference between (A) the price of Elbit Medical's shares on the TASE on the exercise date, provided that if such price exceeds 100% of the exercise price, the opening price shall be set as 100% of the exercise price (the "Capped Exercise Price"); less (B) the exercise price of the options; and the result (A minus B) will be divided by the Capped Exercise Price.

As of March 31, 2012, options to purchase 130,483,500 shares were outstanding under the 2011 Plan.

PC Share Option Scheme

PC’s 2006 Share Option Scheme, as amended in August 2007, November 2008 and November 2011 (the “2006 Scheme”) provides for the grant of up to 46,,834,586 options to employees, directors, officers and other persons who provide services to PC, including our employees. The exercise price per option is the average closing price of PC's shares traded on the London Stock Exchange during the fifteen-day period prior to the date of grant.

The options are exercisable pursuant to a “cashless” exercise mechanism whereby, in lieu of paying the exercise price of the option in exchange for all the ordinary shares subject to the option, the holder is issued such number of ordinary shares whose market value equals the difference between (i) the opening price of the ordinary shares on the London Stock Exchange on the exercise date (or Warsaw Stock Exchange  in case no opening price on the London Stock Exchange is available on the relevant date of exercise), provided that if the opening price exceeds £3.24 the opening price is set at £3.24 (except for the second employee stock option, for which the cap is set at £2.00) less (ii) the exercise price of the options, with the difference between (i) and (ii) divided by the opening price of the ordinary shares on the London Stock Exchange on the exercise date.

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

On November 25, 2008, PC’s shareholders and Board of Directors approved a repricing of all options granted more than one year prior to October 25, 2008 to £0.52, the average closing price of PC's shares traded on the London Stock Exchange during the 30-day period ending on November 25, 2008.

On November 22, 2011, PC’s shareholders and Board of Directors approved an amendment to the plan to extend the term during which options can be exercised from seven to ten years from the date of grant and adopted a second employee stock option plan under which the total number of options to be granted under second plan is 14,000,000.

Upon the occurrence of an event of change of control in PC (as defined in the 2006 Scheme), the vesting of all the outstanding options granted by PC that were not exercised or did not expire by such date, shall be fully accelerated. As of March 31, 2012, options to purchase 29,305,718 ordinary shares were outstanding under the 2006 Scheme (on a fully diluted assumption basis).

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

As of March 31 2012, options to purchase 14,212 Ordinary C Shares were outstanding under the 2010 PCI Plan.

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

As of March 31, 2012, options to purchase 51,053 Ordinary C Shares were outstanding under the 2010 EPI Plan.

Elbit Plaza USA, L.P. 2011 Incentive Plan

In August 2011, Elbit Plaza USA adopted the 2011 Incentive Plan (the “2011 EPUS Incentive Plan”) that provides for the grant of options exercisable into up to 500,000 Participation Units of Elbit Plaza USA to employees, directors and officers of Elbit Plaza USA and of affiliate companies, at an exercise price per option of $17 (which may be changed or adjusted by Elbit Plaza USA's management and the plan administrator, at their sole discretion). The exercise price of each option will be reduced upon any event that Elbit Plaza USA makes cash distributions of the proceeds to all its partners or repays its partners and/or any affiliate any outstanding loan, interest, charges and/or current debt, etc.

Under the 2011 EPUS Incentive Plan, options vest gradually over a period of three years. The plan administrator may in its sole discretion accelerate or otherwise modify the vesting period.

The vested options granted shall be exercisable into Participation Units only immediately prior to a date in which Elbit Plaza USA ceases to be a going concern and its activities are merely for the purpose of winding up its affairs.

Upon winding up of Elbit Plaza USA the entire amount of 500,000 Participation Units shall entitle their holders to receive 5% of an amount which equals to any and all amounts that Elbit Plaza USA has received from all sources of income less the costs and expenses pertaining to the applicable transaction and less any and all taxes paid or payable if any with respect to such transaction. Each and every option shall entitle its holder to receive its proportionate share in the abovementioned amount.

As of March 31, 2012, options exercisable into up to 488,750 Participation Units were outstanding under the 2011 EPUS Incentive Plan.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          MAJOR SHAREHOLDERS

We had, as of March 31, 2012, 24,885,833 ordinary shares outstanding, excluding 3,388,910 shares held by us which do not have any voting and economic rights. The voting rights of all shareholders are the same. The following table sets forth certain information as of March 31, 2012 concerning: (i) persons or entities who, to our knowledge, beneficially own more than 5% of our outstanding ordinary shares; and (ii) the number of our ordinary shares beneficially owned by all of our directors and officers as a group:

Name and Address	Number of Shares		Percent of Shares Beneficially Owned (1)
Mordechay Zisser (2)	12,203,634	(3)	49.04%
Europe-Israel (M.M.S.) Ltd. (4)	12,084,194		48.56%
All officers and directors of the company as a group (11 persons)	12,537,957	(5)	50.38%
_______________

(1)
The number of shares and percentages of ownership are based on our shares outstanding as of March 31, 2012. Such number excludes 3,388,910 treasury shares. Beneficial ownership is determined in accordance with the rules of the SEC based on voting and investment power with respect to such ordinary shares. Shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2012 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by our directors include shares owned by their family members, as to which such directors disclaim beneficial ownership.

(2)
The information regarding the beneficial ownership of Europe-Israel and of Mr. Zisser is based on a Schedule 13D filed by them on May 10, 2011. We were notified by Europe-Israel and Mr. Zisser that the purchases and sales of our ordinary shares executed by Europe-Israel and Mr. Zisser in 2011 subsequent to the date of the filing of the Schedule 13D did not result in a material change in the number of our ordinary shares beneficially owned by Europe-Israel and Mr. Zisser. Mr. Zisser is considered our indirect controlling shareholder by virtue of his control of Europe-Israel and serves as our Executive President and as a director. See footnote 4 below.

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
(5)
Includes: (i) 12,084,194 shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, (see footnote 4 above); (ii) 24,837 shares held by Marina Herzelia (Limited Partnership) 1988; (iii) 94,603 shares held by Mr. Zisser; and (iv) 681,500 options exercisable into 334,323 shares as of March 31, 2012 and vesting within 60 days thereafter granted to our other directors and officers pursuant to our 2006 Employees, Directors and Officers Incentive Plan, as amended.

As of December 5, 2011, The Phoenix Holdings Ltd. ("Phoenix") and Excellence Investments Ltd. ("Excellence") informed us that they held an aggregate of 4.96% of our ordinary shares. As of January 10, 2011, Phoenix and Excellence informed us that they held an aggregate of 4.43% of our ordinary shares. As of March 23, 2010, Phoenix and Excellence held an aggregate of 2,109,997, or 8.43% of our ordinary shares, based on a form of ownership report dated March 23, 2010, provided to us by Phoenix and Excellence, that it uses to report holdings under Israeli law.  The method used to compute holdings under Israeli law does not necessarily bear the same result as the method used to compute beneficial ownership under SEC rules and regulations. Phoenix and Excellence are controlled by the Delek Group and Mr. Yitzhak Tshuva.

As of March 31, 2012, there were approximately 592 holders of record of our ordinary shares with addresses in the United States, holding approximately 22.28% of our issued and outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders reside since many of these ordinary shares are held of record by brokers or other nominees.

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

Guarantee Agreement with PC

On October 27, 2006, PC agreed, with effect from January 1, 2006, to pay a commission to us in respect of any and all outstanding corporate and first demand guarantees which have been issued by us in favor of PC and which remain valid and outstanding ("EI Guarantees"). The amount of the commissions to be paid will be agreed upon between us and PC at the beginning of each fiscal year, and will apply to all EI Guarantees which remain outstanding during the course of that relevant fiscal year, subject to a cap of 0.5% of the amount or value of the relevant EI Guarantee, per annum. During 2011 no guarantees were provided by us to PC.

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

Such fee will be paid in installments upon the meeting of milestones as stipulated in the agreement. In addition, we will reimburse Control Centers for all reasonable costs incurred in connection with the services rendered thereby, not to exceed a total of €75,000 (approximately $97,000) per real estate project.

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

In addition, we and/or our subsidiaries and/or affiliates may also purchase from Control Centers, our indirect parent, through Jet Link Ltd., an aviation company and a wholly-owned subsidiary of Control Centers, up to 125 flight hours per calendar year in consideration for payments to Jet Link in accordance with its price list to unaffiliated companies, less a 5% discount. This agreement does not derogate from a previous agreement entered into between us and Jet Link for the purchase of aviation services which was approved by our shareholders on September 10, 2000, see “ - Agreement for Aviation Service” below.

The agreement with Control Centers expired on May 31, 2011, but it continues to apply to projects that commenced prior to such date.

PC Agreement for Aviation Services

 On October 27, 2006, PC entered into an agreement with Jet Link Ltd., an aviation company and a wholly-owned subsidiary of Control Centers, pursuant to which PC and/or its affiliates may use Jet Link's airplane for their operational activities up to 275 flight hours per calendar year in consideration for payments to Jet Link in accordance with its price list to unaffiliated companies, less a 5% discount. The initial term of the agreement expired on October 27, 2011, and was extended for an additional four-year term.

Guarantee Towards a Local Municipality

We furnished a local municipality with a bank guarantee in an amount of approximately NIS 9.5 million to secure payment of certain land betterment tax by Marina Herzliya Limited Partnership Ltd. (a company controlled by Control Centers). Arbitration is currently being held as to this tax liability. We estimate that no significant costs will be incurred by us in respect of this guarantee.

Loan Agreement with Bank Hapoalim B.M.

Within the framework of our loan agreements with Bank Hapoalim B.M., we undertook to maintain financial covenants. Europe-Israel also undertook to maintain a 30% minimum holding in our ordinary shares.

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

For amounts paid under our related party transactions see note 27C to our annual consolidated financial statements incorporated herein by reference.

ITEM 8.  FINANCIAL INFORMATION

A.            CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See our annual consolidated financial statements on our current report on Form 6-K filed with the SEC on March 29, 2012, which is incorporated by reference herein.

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

B.            SIGNIFICANT CHANGES

There are no significant changes that occurred since December 31, 2011, except as otherwise disclosed in this annual report and in our annual consolidated financial statements.

ITEM 9.  THE OFFER AND LISTING

A.            OFFER AND LISTING DETAILS

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “EMITF” and on the TASE under the symbol "EMIT."

Information regarding the price history of the stock listed

The annual high and low sale prices for our ordinary shares for the five most recent full financial years are:

	NASDAQ		TASE
Year Ended December 31,	High ($)	Low ($)	High ($)	Low ($)
2011	13.97	1.98	12.74	1.93
2010	24.76	12.05	25.08	12.37
2009	28.09	9.3	28.75	10.03
2008	56.09	7.58	56.55	7.1
2007	57.43	31.30	58.51	33.16

The quarterly high and low sale prices for our ordinary shares for the two most recent full financial years and any subsequent period are:

	NASDAQ		TASE
Financial Quarter	High ($)	Low ($)	High ($)	Low ($)

2012
Q1	3.32	2.40	3.35	2.45
Q2 (through April 16)	3.22	2.65	3.27	2.66

2011
Q1	13.97	10.95	13.99	11.17
Q2	11.99	6.13	12.16	6.13
Q3	6.84	1.98	6.16	1.99
Q4	4.73	2.25	4.71	2.26

2010
Q1	24.76	21.91	22.21	19.32
Q2	24.76	21.91	25.08	21.88
Q3	22.88	12.62	22.57	12.49
Q4	15.25	12.41	15.4	12.5

The monthly high and low sale prices for our ordinary shares during the six months of October 2011 through April 2012 were:

	NASDAQ		TASE
Month	High ($)	Low ($)	High ($)	Low ($)

April 2012 (through April 16)	3.32	2.40	3.35	2.45
March 2012	2.76	2.40	2.84	2.45
February 2012	2.97	2.47	2.92	2.53
January 2012	3.32	2.60	3.33	2.68
December 2011	3.54	2.25	3.44	2.29
November 2011	4.29	2.54	4.13	2.38
October 2011	4.73	2.356	4.99	2.40

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

Approval of Certain Transactions

Generally, under the Companies Law, engagement terms of directors, including the grant of an exemption from liability, purchase of directors’ and officers’ insurance, or grant of indemnification (whether prospective or retroactive) and engagement terms of a director in other positions require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. In addition, under the Companies Law and our articles of association, transactions with our officers or directors or a transaction with another person in which such officer or director has a personal interest must be approved by our audit committee, board of directors or authorized non-interested signatories, and if such transaction is considered an extraordinary transaction (as defined below) or involves the engagement terms of officers, the transaction must be approved by the audit committee and board of directors.

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

Insurance - we may insure the liability of any director or officer to the fullest extent permitted by law. Without derogating from the aforesaid, we may enter into a contract to insure the liability of a director or officer for an obligation imposed on him in consequence of an act done in his capacity as such, in any of the following cases:

(i)	A breach of the duty of care via-a-vis us or via-a-vis another person;

(ii)	A breach of the duty of loyalty via-a-vis us, provided that the director or officer acted in good faith and had reasonable basis to believe that the act would not harm us;

(iii)	A monetary obligation imposed on him in favor of another person;

(iv)
Reasonable litigation expenses, including attorney fees, incurred by the director or officer as a result of an administrative enforcement proceeding instituted against him. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the director or officer in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968, as amended (the "Securities Law") and expenses that the director or officer incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees; or

(v)	Any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of our directors or officers.

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

(ii)
Reasonable litigation expenses, including legal fees, incurred by the director or officer or which he was ordered to pay by a court, within the framework of proceedings filed against him by or on behalf of us, or by a third party, or in a criminal proceeding in which he was acquitted, or in a criminal proceeding in which he was convicted of a felony which does not require a criminal intent; and

(iii)
Reasonable litigation expenses, including legal fees he incurs due to an investigation or proceeding conducted against him by an authority authorized to conduct such an investigation or proceeding, and which was ended without filing an indictment against him and without being subject to a financial obligation as a substitute for a criminal proceeding, or that was ended without filing an indictment against him, but with the imposition of a financial obligation, as a substitute for a criminal proceeding relating to an offense which does not require criminal intent, within the meaning of the relevant terms in the Companies Law or in connection with an administrative enforcement proceeding or a  financial sanction. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the director or officer in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law, and expenses that the director or officer incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

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

(i)
a breach of the duty of loyalty to the company, unless, with respect to insurance coverage or indemnification, the director or officer acted in good faith and had a reasonable basis to believe that the act would not harm us;

(ii)	an intentional or reckless breach of the duty of care;

(iii)	an act done with the intention of unduly deriving a personal profit; or

(iv)	a fine imposed on the officer or director.

Rights Attached to Shares

Our registered share capital consists of a single class of 50,000,000 ordinary shares, par value NIS 1.00 per share, of which 24,885,833 ordinary shares were issued and outstanding as of March 31, 2012. Such number excludes 3,388,910 treasury shares held by us or for our benefit, which do not have any voting or economic rights.

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

For information regarding the warrant granted to Eastgate in connection with the Term Loan Agreement, see "Item 5. Operating and Financial Review and Prospects – Overview – 2012."

For information regarding the agreement to sell 47 U.S. shopping centers previously held by EDT to BRE DDR Retail Holdings LLC, see “Item 4.B. Business Overview – United States Real Property – Real Estate Investment Portfolio – EDT Retail Trust.”

Hotel Business

Hotel Management Agreements

For information regarding the management agreements regarding our hotel operations, see "Item 4.B. Business Overview - Hotels - Management of Hotels."

Sale of Hotels

 For information regarding the sale of three hotels in London, England to PPHE, see "Item 4.B. Business Overview - Hotels – Recent Acquisitions and Dispositions of Hotels."

For information regarding the sale of our hotels in the Netherlands to PPHE, see "Item 4.B. Business Overview - Hotels – Recent Acquisitions and Dispositions of Hotels."

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

As of January 1, 2012, capital gains derived by individuals from the sale of shares, whether listed on a stock market or not, purchased on or after January 1, 2003, will be taxed at the rate of 25%. However, if the individual shareholder is a "Significant Shareholder" (i.e., a person who holds, directly or indirectly, alone or jointly with others, 10% or more of one of the Israeli resident company's means of control) at the time of sale or at any time during the preceding 12 month period, such gains will be taxed at the rate of 30%. In addition, capital gains derived by an individual claiming a deduction of financing expenses in respect of such gains will be taxed at the rate of 30%. However, different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering. Israeli companies are subject to the corporate tax rate (24% for the 2011 tax year and 25% for the 2012 tax year) on capital gains derived from the sale of shares.

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

Taxation of Dividends Distribution

  A distribution of dividends to an Israeli resident individual will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a Significant Shareholder at the time of distribution or at any time during the preceding 12 month period. If the recipient of the dividend is an Israeli resident company, such dividend will be exempt from income tax provided that the income from which such dividend is distributed was derived or accrued within Israel. A distribution of dividends from income attributable to an "Approved Enterprise" or "Benefited Enterprise" under the Israeli Law for the Encouragement of Capital Investments, 5719-1959 will generally be subject to tax in Israel at the rate of 15% (for Israeli individuals or companies).

Under the Israeli Income Tax Ordinance, a non-Israeli resident (either individual or company) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a Significant Shareholder), unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.- Israel Tax Treaty, the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying company and not more than 25% of the gross income of the Israeli resident paying company for such prior taxable year (if any) consists of certain type of interest or dividends - the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company's income generated by an "Approved Enterprise" or "Benefited Enterprise" which was entitled to a reduced tax rate under the Israeli Law for the Encouragement of Capital Investments, 1959 - the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S.- Israel Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers; who have elected mark-to-market accounting; who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares; U.S. holders that received ordinary shares as a result of exercising employee stock options or otherwise as compensation; U.S. holders holding our ordinary shares as part of a hedging, straddle or conversion transaction; U.S. holders whose functional currency is not the U.S. dollar, real estate investments trusts, regulated investment companies, insurance companies, tax-exempt organizations, financial institutions, grantor trusts, S corporations; certain former citizens or long term residents of the United States; and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the possible application of U.S. federal estate, or gift taxes or any aspect of state, local or non-U.S. tax laws is not discussed.

If a partnership (or other entity treated as a partnership for U.S. Federal income tax purposes) holds our ordinary shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its consequences.

Each holder of our ordinary shares is advised to consult his or her tax advisor with respect to the specific U.S. federal, state, local and foreign tax consequences to him or her of purchasing, holding or disposing of our ordinary shares.

Distributions

Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” a distribution paid by us with respect to our ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution with respect to our ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any non-U.S. taxes withheld from such distribution. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15% for taxable years beginning on or before December 31, 2012), provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (a) the stock of the non-U.S. corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the NASDAQ Global Select Market) or (b) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The United States Internal Revenue Service (“IRS”) has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend if (1) the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year and in the following taxable year would not be qualified dividends. See discussion below regarding our PFIC status at “Tax Consequences If We Are a Passive Foreign Income Company.” In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case, the dividend will be taxed at ordinary income rates.

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

Dividends paid by us in NIS will be generally included in the income of U.S. holders at the dollar amount of the dividend (including any non-U.S. taxes withheld therefrom), based upon the exchange rate in effect on the date the distribution is included in income. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

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

We believe that we were not a PFIC in 2011. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets, the assets of companies held by us in certain cases and certain assumptions and methodologies in which we have based our analysis, there can be no assurance that the IRS will agree with our position. In addition, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2012 or in any future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes, or to “mark-to-market” the ordinary shares or to become subject to the “excess distribution” regime.  If we are a PFIC, U.S. holders will generally be required to file an annual report with the IRS for taxable years beginning on or after March 18, 2010.

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

Information Reporting and Backup Withholding

U.S. holders (other than certain exempt recipients such as corporations) generally are subject to information reporting requirements with respect to dividends paid on our ordinary shares in the United States or by a U.S. payor or U.S. middleman or the gross proceeds from disposing of our ordinary shares. U.S. holders generally are also subject to backup withholding (currently 28% for taxable years through 2010) on dividends paid in the United States or by a U.S. payor or U.S. middleman on our ordinary shares and on the gross proceeds from disposing of our ordinary shares, unless the U.S. holder provides an IRS Form W-9 or is otherwise exempt from backup withholding.

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

Our comprehensive risk management program focuses on actions to minimize the possible negative effects on our financial performance. In certain cases we use derivatives and non-derivative financial instruments in order to mitigate certain risk exposures.

Our board of directors has overall responsibility for the establishment and oversight of our risk management framework. Our board of directors has established a continuous process for identifying and managing the risks faced by us, and confirms that all appropriate actions have been or are being taken to address any weaknesses.

As of December 31, 2011, we had exposure to the following risks that are related to financial instruments:

Foreign currency risk

We have international activities in many countries and, therefore, we are exposed to foreign currency risks as a result of fluctuations in the different exchange rates. Foreign currency risks are derived from transactions executed and/or financial assets and liabilities held in a currency which is different than the functional currency of our entity which executed the transaction or holds these financial assets and liabilities. In order to minimize such exposure, our policy is to hold financial assets and liabilities in a currency which is the functional currency of that entity. Our functional currency is the NIS and our investees use different functional currencies (mainly the Euro , Indian Rupee, U.S. dollar and the Romanian RON). In addition, part of our long-term loans (mainly those denominated in U.S. dollar) are used to hedge our investments in foreign operations. As for foreign currency risk in respect of PC’s debentures, for which PC executed swap transaction in order to mitigate such risk, see “ - Interest Rate Risk” below.

The following table details sensitivity analysis to a change of 10% in our main foreign currencies, as of December 31, 2011, against the relevant functional currency and their effect on the statements of income and the shareholder’s equity (before tax and before capitalizing any exchange results to qualified assets):

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
	(in NIS thousands)
Financial assets
Cash and deposits	NIS	U.S. dollar	+10%	13,603
Cash and deposits	Euro	PLN	+10%	5,127
Cash and deposits	NIS	Euro	+10%	713
Cash and deposits	Euro	NIS	+10%	508
Available for sale assets	Euro	U.S. dollar	+10%	1,950
Loan to third party	Euro	GBP	+10%	5,942
				27,843
Financial Liablities
Loans at amortized cost	NIS	U.S. dollar	+10%	(31,873	)(*)
Loans at amortized cost	Euro	NIS	+10%	(6,000)
Debentures at amortized cost	NIS	U.S. dollar	+10%	(2,812)
Debentures at amortized cost	Euro	NIS	+10%	(62,232	)(**)
Loans at amortized cost	Euro	U.S. dollar	+10%	(3,247)
Loans at amortized cost	RON	Euro	+10%	(30,246)
Loans at amortized cost	Euro	GBP	+10%	(337)
				(136,747)
_____________________

(*)
The effect of the exchange rates results in respect of these financial liabilities will be offset against the exchange rate resulting from investments in foreign operations which have the same functional currency.

(**)	In respect of PC’s Debentures which are presented at amortized cost. Regarding the foreign currency risk of PC's debentures at FVTPL see "Interest Rate Risk" below.

Forward transactions

PC entered into two forward transactions to mitigate its foreign currency exposure risk in respect of its Series A and B Debentures. In September 2009 PC settled the forward transaction in respect of the Series A Debentures for a total consideration of NIS 14.5 million. In January 2010 PC settled the forward transaction in respect of the Series B Debentures for a total consideration of NIS 29.6 million.

Foreign Currency Mitigate using selling options

During 2011, PC decided to use selling options strategy (through Israeli and foreign banks) in order to mitigate its foreign currency risk (EURO-NIS) inherent in its long term debentures issued in NIS which are not mitigated by other derivative instruments (e.g. cross currency interest rate swaps or forward transactions).

During 2011, PC wrote call and put options with an expiration date of December 28, 2011. The options activity generated a net cash gain of NIS 25.9 million.

Price risk

Marketable securities

We invest in marketable securities based on the investment policy adopted by our investment committee.

An increase of 10% in the prices of our marketable securities as of December 31, 2011, will increase our finance income by NIS 2.1 million.

Available for sale

We are exposed to equity price risks arising from equity investments classified as available for sale assets. Such assets are held for strategic rather than trading purposes and we do not actively trade these investments.

If such assets' price had been 5% higher/lower, our profit and loss for the year ended December 31, 2011 would have been unaffected, as the change in value of such assets affects only our comprehensive income, which would increase/decrease by NIS 0.7 million as a result of such changes in fair value.

Derivative measured at FVTPL

Within the framework of the share purchase agreement entered into with PPHE on December 31, 2010 BEA Hotels N.V. ("BEA") was issued as part of the consideration one million ordinary shares of PPHE with a current market price of £ 1.5 million based on the quotations of such shares on the Alternative Investment Market of the London Stock Exchange (AIM) and an additional payment in the aggregate amount of up to £ 3.5 million, that shall be made on the fifth anniversary of the closing date (December 31, 2015) and shall be subject to certain adjustments, based on the market price of PPHE's shares, as set forth in the agreement. Based on its terms this additional payment is classified as a derivative and presented at fair value. An increase of 10% in the price of the shares of PPHE will cause a decrease of NIS 1.2 million (approximately $314,000) in the fair value of the derivative.

Within the framework of a credit agreement executed in September 2011 we granted to the Lender a warrant to purchase our ordinary shares at an exercise price of $3.00 per share during a two-year period commencing on March 31, 2012. An increase of 10% in the price of our shares will increase the fair value of this derivative by NIS 1.4 million (approximately $366,000).

Embedded derivative

Within the framework of a credit facility agreement executed in April 2010, a BEA  jointly controlled subsidiary that holds a hotel in the Netherlands is committed to pay the financing bank an additional exit fee.

An increase of 5% in the fair value of the above-mentioned underlying asset will cause an increase in the fair value of the embedded derivative, which will lead to a loss of approximately NIS 300,000 (approximately $78,500).

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

Our investment in held-to-maturity structures is concentrated mainly in one bank. For additional information, see note 2 (AF) (2) b to our annual consolidated financial statements.

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

As of December 31, 2011, our trade receivables do not include any significant amounts due from buyers of trading property.

Interest rate risk

Fair value risk

A significant portion of our long-term loans and debentures bear a fixed interest rate and are therefore, exposed to change in their fair value as a result of changes in the market interest rate. The vast majority of these loans and debentures are measured at amortized cost and therefore changes in the fair value will not have any effect on the statement of income. With respect of two project loans, PC mitigates its exposure to cash flow due to floating interest (IRS). The aggregate fair value of these two IRS, based on a valuation technique, was a negative value in an amount of NIS 6.4 million, a change of 1% in the market interest, is expected to have immaterial effect on the statement of income. In addition, we have invested in financial notes which are classified as held to maturity, and therefore change in the fair value of these financial notes will not have any effect on the statement of income. The fair value of these financial instruments is presented in “ - Fair value of financial instruments” below.

As of December 31, 2011, PC has issued two series of debentures which are presented at FVTPL: Series A in a total aggregate amount of NIS 305 million, and Series B in a total aggregate amount of NIS 799 million. PC's Series A and B debentures are linked to the Israeli consumer price index and bear a fixed interest rate of 4.5% to 5.4% per annum. Close to the date of their issuance, PC entered into cross currency Euro-NIS interest rate swap transactions in respect of the entire amount of Series A debentures. Such swap transaction was settled in January 2009. In February 2011, PC entered into a new cross currency interest rate swap transaction in respect of a principal amount of NIS 127 million of Series A debentures. According to the swap transaction, PC will pay a fixed interest of 6.82% and will receive the same interest as the debentures linked to the Israeli CPI, with the same amortization schedule as the debentures. The new Series A swap was settled in January 2012. In addition, PC entered into several swap transactions for its Series B debentures, NIS 799 million par value ("Series B at FVTPL"). PC did not execute swap transaction for the additional amount of Series B debentures. According to the swap transactions, PC will pay an interest equal to the Euribor plus a margin of 3.52% to 3.66% and will receive the same interest as the debentures linked to the Israeli consumer price index with the same amortization schedule as the debentures. Series B debentures swap transactions were settled in September 2011 for total proceeds of NIS 153 million. The swap derivatives are measured at fair value with changes in the fair value charged to the statements of income. The debentures (other than those for which a swap transaction were not executed) are designated at fair value through profit and loss since it significantly reduces a measurement inconsistency with the said derivative. The debentures are presented at FVTPL although the swap was settled. The debentures and the derivative swap transactions associated with them (i.e. the swap transactions) are mainly exposed to changes in the Euro / NIS exchange rate, the Israeli consumer price index and the market interest rates. In respect of EURO-PLN cross currency interest rate swap related to PC PLN debentures at amortized cost (see cash flow risk), PC included in its balance sheet a negative value in the amount of NIS 10.3 million (December 31, 2010 - NIS 150,000).

The following table analyses the change in the fair value of the debentures and the derivatives as of December 31, 2011. This analysis assumes that in each case all other parameters affecting the derivatives and the debentures fair value remain constant:

	Scope of Price change	Profit (loss)
	%	NIS thousands
Exchange rate of the Euro against the NIS	+10%	70,738
Change in the Israeli CPI	+2.2%	(15,562)
Change in the market interest rate	+1%	10,646

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

The following table presents the effect of an increase of 2% in the LIBOR rate with respect to financial assets and liabilities as of December 31, 2011, which are exposed to cash flow risk (before tax and before capitalization to qualifying assets):

Profit (loss)
NIS thousands
Deposits linked to the PLN	227
Held to Maturity financial notes linked to the Euro	5,007
Loans, debentures and convertible debentures linked to the U.S. dollar	(12,481)
Loans and debentures linked to the Euro (*)	(32,703)
Loans linked to the NIS	(1,498)
(41,448)
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

As of December 31, 2011, we hold investments in financial notes in the amount of NIS 187.6 million which bear interest of 11.5% to 12% per annum, and which are payable only if the margin between the 30 year Euro swap interest rate and the 10 year Euro swap interest rate (measured on a daily basis) is higher than the margin stated in the agreement. Therefore, we are exposed to non-payment of interest on these notes in the event that the aforementioned condition is not met.  A decrease of 0.05% in the annual effective interest rate on the notes will lead to a decrease in our financing income and our cash flow for the year ended December 31, 2011, in the amount of NIS 0.2 million.

The following table presents our long-term financial liabilities classified according to their interest rate and their contractual maturity date:

Functional Currency	Linkage Currency	Interest Rate %	Average Interest Rate %	Repayment Years
				1	2	3	4	5	6 and thereafter	Total
				NIS million
€	€	6.98	6.98	-	74.8	-	-	-	-	74.8

€	U.S. dollar	Libor+4	4.5	0.9	0.9	13.1	-	-	-	14.9

€	€	Euribor + 0.4-5.5	4	798.3	26.4	26.6	26.8	35.8	276.1	1,190

€	€	Euribor + 1.75-2.25	2.75-3.25	6.2	41.4	6.2	6.2	67.9	-	127.9

€	NIS (linked to CPI)	4.5-5.4	4.5-5.4	338.5	338.5	338.5	338.5	54.6	54.6	1,463.2

U.S. dollar	U.S. dollar	4.91-6.4	4.91-6.4	217.5	160.4	14.1	474.5	190.1	221.9	1,278.5

U.S. dollar	U.S. dollar	Libor +3.25	3.83	-	293.5	-	-	-	-	293.5

NIS	U.S. dollar	Libor + 3.5-3.8	4	21	30.6	59.2	59.2	66.9	81.9	318.8

	€NIS	Telbor+6	8.76	15	15	15	15	-	-	60

NIS	U.S. dollar	Libor + 2.65	3.05	11.2	11.2	5. 6	-	-	-	28

NIS	NIS (linked to CPI)	5-6.3	6.0	285	392.9	374.7	356.4	263.4	814.3	2486.7

RON	€	Euribor + 4.6	5.96	12.7	13	13	13	250.9	-	302.6

NIS	NIS	6.25	6.25	-	56	56	-	-	-	112

NIS	NIS	Prime +1.5-1.75	5.93	14. 5	-	-	-	-	-	14.5

INR	INR	13.5-15%	13.5-15	15.9	15.9	15.9	15.9	15.9	63.7	143.2
				1,736.7	1,470.5	937.9	1,305.5	945.5	1,512.5	7,908.6

Israeli consumer price index risk

A significant portion of our borrowings consists of debentures raised by us on the TASE and which are linked to the increase in the Israeli consumer price index above the base index at the date of the debentures issuance (excluding PC's debentures for which PC has executed swap transactions in order to exchange the debentures linkage currency into Euro).  An increase of 3% in the Israeli consumer price index will cause an increase in our finance expenses for the year ended December 31, 2011 (before tax and capitalizations of finance expenses to qualified assets) in the amount of NIS 87.8 million.

Fair value of financial instruments

Our financial instruments primarily include cash and cash equivalents, short and long-term deposits, marketable securities, trade receivables, short and long-term other receivables, short- term banks credit, other current liabilities and long-term monetary liabilities.

The fair value of traded financial instruments (such as marketable securities and debentures) is generally calculated according to quoted closing prices as of the balance sheet date, multiplied by the issued quantity of the traded financial instrument as of that date. The fair value of financial instruments that are not traded and financial instruments traded in an inactive market is estimated by means of accepted pricing models, such as present value of future cash flows discounted at a rate that, in our assessment, reflects the level of risk that is incorporated in the financial instrument. We rely, in part, on discount interest which is quoted in an active market, as well as on various techniques of approximation. Therefore, for most of the financial instruments, the estimation of fair value presented below is not necessarily an indication of the realization value of the financial instrument as of December 31, 2011. The estimation of fair value is carried out, as mentioned above, according to the discount rates in proximity to =such date and does not take into account the variability of the interest rates from the date of the computation through the date of issuance of the financial statements. Under an assumption of other discount rates, different fair value assessments would be received which could be materially different from those estimated by us, mainly with respect to financial instruments at a fixed interest rate. Moreover, in determining the assessments of fair value, the commissions that could be payable at the time of repayment of the instrument have not been taken into account and they also do not include any tax effect. The difference between the balances of the financial instruments as of the balance sheet date and their fair value as estimated by us may not necessarily be realizable, in particular in respect of a financial instrument which will be held until redemption date.

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

b)
Financial instruments included in non-current assets - the fair value of loans and deposits which bear variable interest rate is an approximation to those presented in the balance sheet. We examined if there was objective evidence for impairment loss of the Notes, which mainly included a decrease in the quoted market value of the Notes (which was provided to us by the issuing bank as of the balance sheet date), of approximately 29% (NIS 55 million) below their cost. Following said examination, we concluded that, as of December 31, 2011, there is no objective evidence which should lead to impairment of these Notes. Such quotation is generally based on discounted expected cash flows from the notes, taking into consideration factors such as the credit rating of the issuer, the prevailing and the expected relevant interest rates and other factors. The fair value of derivatives (mainly swap transactions) is done by relying on third party professional advice of experts, which takes into account the expected future cash flow based on the terms and maturity of each contract using market interest rates for a similar instrument prevailing at the measurement date.

c)
Financial instruments included in current liabilities - (short-term credit, suppliers, other current liabilities and liabilities related to discontinued operation) - due to their nature, their fair values approximate to those presented in the balance sheet.

d)
Financial instruments included in long- term liabilities - The fair value of the traded liabilities (debentures) is generally determined according to closing prices as of December 31, 2011 quoted on the Tel Aviv and Warsaw Stock Exchanges, multiplied by the quantity of the marketable financial instrument issued as of that date. The fair value of non-traded liabilities at a fixed interest rate is determined according to the present value of future cash flows, discounted at a rate which reflects, in our estimation, the level of risk embedded in the financial instrument. The fair value of liabilities which carried variable interest rate is approximately the amounts presented in the balance sheet.

The following table presents the book value and fair value of our financial assets (liabilities), which are presented in the financial statements at other than their fair value:

	As of December 31, 2011
	Book Value	Fair Value

Financial Notes held to maturity	187,648	132,875
Long- term loans at fixed interest rate	(1,550,990)	(1,579,736)
Debentures	(3,166,108)	(1,448,648)
	(4,529,450)	(2,895,509)

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

Our management, with the participation of our co-chief executive officers and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2011. Based on this evaluation, our co-chief executive officers and chief financial officer concluded that, as of December 31, 2011, our disclosure controls and procedures were effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the above, our management has assessed and concluded that, as of December 31, 2011, our internal control over financial reporting is effective.

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

ITEM 16B. CODE OF ETHICS

Our co-principal executive officers, principal financial officer as well as all other directors, officers and employees are bound by a Code of Ethics and Business Conduct. Our Code of Ethics and Business Conduct is posted on and can be accessed via our web-site at www.elbitimaging.com. We will provide any person, without charge, upon request, a copy of our Code of Ethics. Such request should be submitted to our Corporate Secretary at 2 Weitzman Street, Tel Aviv 64239, Israel and should include a return mailing address.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees billed by Brightman Almagor Zohar & Co., a firm of certified public accountants in Israel and a member firm of Deloitte Touche Tohmatsu, and other Deloitte member firms ("Deloitte") for professional services for each of the last two fiscal years were as follows:

Services Rendered	2010 Fees	2011 Fees
Audit (a)	$1,063,366	$1,022,868
Audit-related (b)	$70,945	-
Tax (c)	$82,724	$111,814
All other fees (d)	-	-
Total	$1,217,035	$1,134,682

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

In 2010, Audit-Related Fees included mainly work related to contemplated public offerings in our medical division. In 2011, we did not incur any Audit-Related Fees.

(c)           Tax Fees

“Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice on actual or contemplated transactions and tax consultations regarding tax audits, tax opinions and tax pre-rulings.

(d)           All Other Fees

“All Other Fees” are the aggregate fees billed for products and services provided by Deloitte other than as described above. There were no such fees in 2010 and 2011.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

No purchases of any of our equity securities (either pursuant to or not pursuant to any publicly announced plans or programs) were made by or on behalf of us during 2011.

In October 2008, our board of directors approved the repurchase of up to NIS 50 million of our Series A through F Notes, to be made from time to time in the open market, privately negotiated transactions or a combination of the two. In December 2008, an amount of NIS 1.7 million representing 3 million units of Series C Notes were purchased by Elscint Ltd. (a former subsidiary that was merged and consolidated into us). These notes were sold in June 2009 for a total sum of NIS 2.7 million.

In May 2010, our board of directors approved the repurchase of up to NIS 30 million of our ordinary shares, to be made from time to time in the open market, through one of our wholly-owned subsidiaries. Such repurchases were for an aggregate purchase price of NIS 30 million.

In May 2011, our board of directors approved the repurchase of up to NIS 150 million (approximately $39 million) of our series A through G Notes, to be made from time to time in the open market. To date, we have purchased approximately NIS 23.7 million par value of our notes for an amount of approximately NIS 25.5 million (approximately $6.7 million). Notes repurchased will be canceled and removed from trading and will not be permitted to be reissued.

In addition, our subsidiary has purchased approximately NIS 43.9 million par value of our notes for an amount of approximately NIS 27.6 million (approximately $7.2 million) and PC's subsidiary has purchased approximately NIS 129.7 million par value of its Series A and B Notes for an amount of approximately NIS 119.3 million (approximately $31.2 million).

In May 2011, PC’s Board of Directors approved a repurchase plan in the aggregate amount of up to NIS 150 million (approximately $39 million) of its Series A and B Notes. Following the expiration of the repurchase plan, on December 23, 2011, PC’s Board of Directors approved another repurchase plan of up to NIS 150 million (approximately $39 million) of its Series A and B Notes.

The repurchases were and will be made either on the open market, privately negotiated transactions, or a combination of the two.

PC's subsidiary has secured a credit facility provided by a bank by granting first ranking charges on the repurchased debentures.

As of December 31, 2011, PC, directly and indirectly through its subsidiary, has purchased a total of NIS 168 million par value of the notes for an amount of approximately NIS 152 million (approximately $40 millions). A total of NIS 35.5 million par value of the notes repurchased have been fully redeemed.

During 2011, Europe-Israel purchased our ordinary shares in various transactions on the TASE, as disclosed in a Schedule 13D filed by Europe-Israel and Mr. Zisser on May 10, 2011, as follows:

Period	(a) Total number of shares purchased	(b) Average price paid per share (in U.S. dollars)
March 9-March 31, 2011	116,273	11.59
April 3-April 28, 2011	58,994	12.03
May 1-May 8, 2011	16,137	11.38

We were not provided with information regarding the purchases of our ordinary shares executed by Europe-Israel and Mr. Zisser in 2011 subsequent to the date of the filing of the Schedule 13D.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

In lieu of responding to this item, we have responded to Item 18 of this annual report.

ITEM 18. FINANCIAL STATEMENTS

The information required by this item is set forth in our current report on Form 6-K filed with the SEC on March 29, 2012, and is incorporated by reference herein.

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

4.7
English translation of Management Services Agreement dated May 31, 2006, between Elbit Imaging Ltd. (formerly Elbit Medical Imaging Ltd.) and Europe-Israel (M.M.S.) Ltd. (incorporated by reference to Exhibit 4.7 of Elbit Imaging Ltd.'s Current Report on Form 6-K filed with the Securities and Exchange Commission on June 16, 2010).

4.8
Share Purchase Agreement dated December 29, 2010, among B.E.A. Hotels N.V., PPHE Hotel Group Limited and Park Plaza Hotels Europe Holdings B.V. (incorporated by reference to Exhibit 4.8 of Elbit Imaging Ltd.'s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 6, 2011).

4.9
Warrant issued by Elbit Imaging Ltd. to Eastgate Property LLC, dated September 22, 2011 (incorporated by reference to Exhibit 4.3 of Elbit Imaging Ltd.'s Current Report on Form 6-K filed with the Securities and Exchange Commission on September 23, 2011).

4.10	Agreement of Purchase and Sale, dated as of January 10, 2012, among certain sellers and BRE DDR RETAIL HOLDINGS LLC.
4.11	First Amendment to Agreement of Purchase and Sale, dated as of January 24, 2012, among certain sellers and BRE DDR RETAIL HOLDINGS LLC.
4.12	Share Purchase Agreement, dated as of March 30, 2012, by and among B.E.A. Hotels N.V., PPHE Netherland N.V. and PPHE Hotel Group Limited.
4.13
Amendment No. 1, dated as of April 5, 2012, to the Warrant issued by Elbit Imaging Ltd. to Eastgate Property LLC on September 22, 2011 (incorporated by reference to Exhibit 4.4 of our Current Report on Form 6-K filed with the Securities and Exchange Commission on April 6, 2012).

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
15.1
Annual Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009 (incorporated by reference to Exhibit 99.1 of Elbit Imaging Ltd.'s Current Report on Form 6-K filed with the Securities and Exchange Commission on March 29, 2012).

15.2	Auditor Report of Brightman Almagor Zohar & Co.
15.3	Attestation Report of Brightman Almagor Zohar & Co.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to hereby sign this annual report on its behalf.

Elbit Imaging Ltd.

By:	/s/ Dudi Machluf
Name:	Dudi Machluf
Title:	Co-Chief Executive Officer

By:	/s/ Ran Shtarkman
Nam:	Ran Shtarkman
Title:	Co-Chief Executive Officer

Date:  April 25, 2012