Form 20-F
period 2012-12-31
ELBIT IMAGING LTD
filed 2013-05-14
CIK 1027662

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
_________________________________________

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report _____________

Commission file number 0-28996
_________________________________________

ELBIT IMAGING LTD.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

ISRAEL
(Jurisdiction of incorporation or organization)

8 KINNERET STREET, BNEI BRAK 51261, ISRAEL
(Address of principal executive offices)

DORON MOSHE
Tel: +972-3-608-6000
Fax: +972-3-608-6050
8 KINNERET STREET, BNEI BRAK 51261, ISRAEL
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
NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 24,885,833 ordinary shares, par value NIS 1.00 per share, excluding 3,388,910 treasury shares as of December 31, 2012.

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

YES ☐    NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 in the Exchange Act. (Check one):

Large Accelerated Filer ☐                                                      Accelerated Filer ☐                                           Non-Accelerated Filer ☒

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

CURRENCY TRANSLATION

For the reader’s convenience, financial information for 2012 has been translated from various foreign currencies to the U.S. dollar (“$” or "U.S. dollar"), as of December 31, 2012, in accordance with the following exchange rates:

Currency	$1.00 as of December 31, 2012
1 New Israeli Shekel (NIS)	0.267881
1 Euro	1.318136
1 Great British Pound (GBP)	1.617064
1 Hungarian Forint (HUF)	0.004526
1 Czech Republic Koruny (CZK)	0.052626
1 Romanian LEI (RON)	0.297084
1 Polish Zloty (PLN)	0.221958
1 Indian Rupee (INR)	0.018189
1 Crore (10 million INR)	181,891

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

EXCHANGE RATES

The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 3.564 to the U.S. dollar on May 8, 2013. The exchange rate has fluctuated during the six month period beginning November 2012 through May 8, 2013 from a high of NIS 3.952 to the U.S. dollar to a low of NIS 3.564 to the U.S. dollar. The monthly high and low exchange rates between the NIS and the U.S. dollar during the six month period beginning November 2012 through May 8, 2013, as published by the Bank of Israel, were as follows:

	HIGH	LOW
MONTH	1 U.S. dollar =NIS	1 U.S. dollar =NIS
November 2012	3.952	3.810
December 2012	3.835	3.726
January 2013	3.791	3.714
February 2013	3.733	3.663
March 2013	3.733	3.637
April 2013	3.633	3.592
May 2013 (through May 8)	3.587	3.560

The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years was as follows:

PERIOD	AVERAGE EXCHANGE RATE
January 1, 2008 - December 31, 2008	3.586 NIS/$1
January 1, 2009 - December 31, 2009	3.932 NIS/$1
January 1, 2010 - December 31, 2010	3.735 NIS/$1
January 1, 2011 - December 31, 2011	3.577 NIS/$1
January 1, 2012 - December 31, 2012	3.857 NIS/$1

PART I

ITEM 1.                 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.                 OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                 KEY INFORMATION

A.            SELECTED FINANCIAL DATA

The following selected consolidated financial data of Elbit Imaging Ltd. and its subsidiaries (together, “EI,” "Elbit," the “Company,” “our,” “we” or “us”) are derived from our 2012 consolidated financial statements and are set forth below in table format. Our 2012 consolidated financial statements and notes included elsewhere in this report were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The 2012 consolidated financial statements were audited by Brightman Almagor Zohar & Co., a firm of certified public accountants in Israel and a member of Deloitte Touche Tohmatsu. Our selected consolidated financial data are presented in NIS. A convenience translation to U.S. dollars is presented for 2012 only.

The selected financial data for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 which are presented in the table below are derived from our consolidated financial statements prepared in accordance with IFRS and do not include consolidated financial data in accordance with U.S. GAAP.

CONSOLIDATED STATEMENTS OF OPERATIONS IN ACCORDANCE WITH IFRS
 (in thousands, except share and per share data)

	FOR THE YEAR ENDED DECEMBER 31
	2012	2012	2011	2010	2009	2008
	Convenience translation
	($'000)	(NIS '000)
Revenues and gains
Commercial centers	80,970	302,262	115,270	102,895	85,466	524,163
Hotel operations and management	59,692	222,828	286,548	403,822	396,736	384,220
Sale of fashion merchandise and other	39,109	145,996	185,082	174,817	118,386	102,736
Total revenues	179,771	671,086	586,900	681,534	600,588	1,011,119
Gains from sale of real estate assets	14,432	53,875	-	198,777	-	-
Gains from changes of shareholding in investees	2,510	9,369	-	-	31,106	49,122
	196,713	734,330	586,900	880,311	631,694	1,060,241

Expenses and losses
Commercial centers	73,081	272,810	159,626	156,745	169,253	431,667
Hotel operations and management	54,154	202,158	240,784	341,291	353,229	355,049
Cost of fashion merchandise and other	41,728	155,772	211,743	197,574	134,142	118,040
General and administrative expenses	13,096	48,886	61,857	65,292	66,153	54,944
Share in losses of associates, net	2,337	8,726	7,568	8,275	14,039	12,952
Financial expenses	47,088	175,778	164,001	316,706	283,546	296,527
Financial income	(8,327)	(31,083)	(65,571)	(40,927)	(92,725)	(135,278)
Change in fair value of financial instruments measured at fair value through profit and loss	13,455	50,229	(275,537)	53,016	70,702	(225,244)
Write-down, charges and other expenses, net	110,267	411,625	290,276	83,660	256,802	68,797
	346,879	1,294,901	794,747	1,181,632	1,255,141	977,454

Profit (loss) before income taxes	(150,166)	(560,571)	(207,847)	(301,321)	(623,447)	82,787
Income taxes (tax benefits)	(2,745)	(10,248)	63,283	3,992	(35,571)	24,736
Profit (loss) from continuing operations	(147,421)	(550,323)	(271,130)	(305,313)	(587,876)	58,051
Profit from discontinued operations, net	25,401	94,823	24,101	378,838	(63,129)	(81,218)
Profit (loss) for the year	(122,020)	(455,500)	(247,029)	73,525	(651,005)	(23,167)

Attributable to:
Equity holders of the Company	(78,647)	(293,590)	(264,919)	61,998	(530,942)	(103,170)
Non-controlling interest	(43,373)	(161,910)	17,890	11,527	(120,063)	80,003
	(122,020)	(455,500)	(247,029)	73,525	(651,005)	(23,167)

Earnings per share - (in NIS)
Basic earnings (loss) per share:
From continuing operations	(4.22)	(15.75)	(11.44)	(12.21)	(21.51)	(4.25)
From discontinued operations	1.06	3.95	0.79	14.67	0.65	0.19
	(3.16)	(11.80)	(10.65)	2.45	(20.86)	(4.05)
Diluted earnings (loss) per share:
From continuing operations	(4.22)	(15.75)	(11.44)	(12.21)	(21.53)	(4.30)
From discontinued operations	1.06	3.95	0.79	14.41	0.65	0.19
	(3.16)	(11.80)	(10.65)	2.13	(20.88)	(4.11)

Dividend declared per share	0	0	0	0	0	6.60

SELECTED BALANCE SHEET DATA IN ACCORDANCE WITH IFRS

	DECEMBER 31
	2012	2012	2011	2010	2009	2008
	Convenience translation
	($ '000)		(NIS '000)

Current Assets	1,475,187	5,506,875	6,052,765	6,572,740	6,777,519	6,076,928
Non-current Assets	425,271	1,587,536	4,318,302	4,129,973	2,630,670	2,614,784
Total	1,900,458	7,094,411	10,371,067	10,702,713	9,408,189	8,691,712

Current Liabilities	732,717	2,735,235	2,844,825	2,891,622	2,756,575	2,018,741
Non-current Liabilities	787,048	2,938,047	5,987,372	5,633,570	4,503,443	4,235,188
Shareholders' equity Attributable to:
Equity holders of the company	82,938	309,606	359,630	760,740	946,450	1,373,692
Non-controlling interest	297,755	1,111,523	1,179,240	1,416,781	1,201,721	1,064,091
Total	1,900,458	7,094,411	10,371,067	10,702,713	9,408,189	8,691,712

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

GENERAL RISKS

If the proposed arrangement of our current debt does not come into effect, our failure to meet certain payment obligations and comply with certain financial covenants relating to certain of our bank loans, our recent ceasing to make payments of principal and interest outstanding under our Notes, our entering into the Letter of Undertakings, the resulting cross-defaults under our subsidiaries' loan agreements (for which we serve as guarantor) and the lawsuits that have recently been filed against us and additional creditor lawsuits that will be filed against us may materially harm our operations and financial results and may result in our liquidation. Accordingly, there is substantial doubt about our ability to continue as a going concern.

As of December 31, 2012, we failed to comply with certain financial covenants relating to our bank loans in the aggregate amount of NIS 290 million (approximately $78 million). In addition, as discussed below in "Item 4. History and Development of the Company – Recent Events" in February 2013 we ceased making payments of outstanding principal under our publicly-traded Series A and Series B notes and payments of interest under all our outstanding publicly-traded Series 1 and Series A to Series G notes (collectively, the "Notes") in the aggregate outstanding principal amount of NIS 2,404 million (approximately $644 million) as of March 31, 2013. Thereafter we ceased to make payments of outstanding principal under all our Notes, and on March 19, 2013, we entered into a letter of undertakings (the “Letter of Undertakings”) with the trustees of our Series 1, C, D, E, F and G note holders that includes a provision that we not make any further payments to our Note holders and (except for certain payments to our secured creditors) to our creditors. Our obligations under the Letter of Undertakings caused a failure to meet certain payment obligations under bank loan agreements to which we are a party. These defaults also triggered cross-defaults under the loan agreements of our subsidiaries, for which we serve as guarantor.

On April 4, 2013, trustees of our Series B notes, which represented an outstanding balance of approximately NIS 16.5 million (approximately $4.4 million), submitted a motion to the Tel Aviv District Court (the "Court") to appoint a temporary liquidator and liquidate our company due to our suspending of making payments of principal and interest under the Notes. On April 14, 2013, we submitted a statement of defense with respect to the motion to appoint a temporary liquidator, and on May 7, 2013 the trustees submitted a request to withdraw the motion to appoint a temporary liquidator which was accepted by the Court. The Court has scheduled a hearing on July 3, 2013 for the motion to liquidate our company. In the event the Court approves this motion, this will result in the liquidation and dissolution of our company. Upon liquidation, our ordinary shares would be delisted from trading and would almost certainly have no value.

In addition, two class action lawsuits have been filed against us by our Note holders due to our suspending of making payments of principal and interest under the Notes and, in regards to one claim, the repurchase of our Notes that we effected in 2012. For details regarding our ceasing to make payments of principal and interest outstanding under our Notes and the lawsuits filed against us, see "Item 4.A History and Development of the Company – Recent Events" below.

On May 8, 2013, we filed a motion with the Court to convene meetings of our unsecured creditors and shareholders for the approval of the proposed restructuring of our Unsecured Financial Debt (as defined below) pursuant to a plan of arrangement (the "Arrangement") under Section 350 of the Israeli Companies Law, 5759-1999 (the "Companies Law"). It is possible that we will not receive all requisite approvals for the Arrangement and that the Arrangement will not come into effect, and that challenges by third parties or other events outside our control could prevent or delay the effectiveness or the implementation of the Arrangement or result in its not becoming effective or its termination. In the event the Arrangement does not come into effect this may result in the Court ordering the liquidation of our company.

As of the date of this annual report there is substantial doubt about our ability to continue as a going concern as a result of our failure to comply with the financial covenants under certain of our bank loans, our defaults under our Notes, the resulting cross-defaults under the loan agreements for our subsidiaries, the lawsuits that have been filed against us and any additional lawsuits that may be filed against us in regards to our outstanding indebtedness, and the uncertainty whether the Arrangement will come into effect, and these could materially harm our operations and financial results and result in the Court ordering our liquidation.

If the Arrangement does not come into effect, we may request a stay of all legal proceedings instituted against us, which could adversely affect our business and operations and may result in our liquidation.

If the Arrangement does not come into effect for any reason, we may file a petition with the Court for a stay of all legal proceedings instituted against us. Our filing of a petition for a stay of proceedings, even if denied, suspended or withdrawn, could adversely affect our business and operations in various ways. For example, negative events or publicity associated with our proposed stay of proceedings could adversely affect our sales and relationships with our existing and potential customers, as well as with vendors and employees, which in turn could adversely affect our operations and financial condition. In addition, normally during the period of a stay of proceedings, our business would continue to function under the supervision of a trustee appointed by the Court.  The trustee would replace our Board of Directors and have full authority to control our business.

If the Court approves a stay of proceedings, our operations, including our ability to execute our business plan, would be subject to various risks and uncertainties, including the following:

•	Actions and decisions of the trustee, or delays in taking important business decisions, may adversely affect our business;

•
Actions and decisions of our various creditors (including the Note holders and, in particular, the holders of our Series A and Series B notes (which submitted the motion to the Court to liquidate our company, as described above)) and other third parties with interests in our stay of proceedings may be inconsistent with our business plan;

•	Our secured creditors may likely take possession of the security we have provided under our loan agreements with them;

•	Our business partners, third-party sources of financing, suppliers, customers and other third-party suppliers with whom we have established or developed business relationships;

•	We could lose our ability to obtain and maintain commercially reasonable terms with vendors and service providers;

•	Our ability to maintain customer contracts and sign new ones that are critical to our operations could be reduced;

•	We might not be able to retain management and other key personnel; and

•	Risks associated with third parties seeking and obtaining court approval to terminate or shorten the period for us to propose and confirm a plan of reorganization or to appoint a trustee.

Because of the risks and uncertainties associated with a petition for a stay of proceedings, such a stay of proceedings could materially harm our operations and financial results and may result in our liquidation.

If the Arrangement comes into effect, holders of our ordinary shares will experience significant dilution as a result of the conversion of our Notes into our ordinary shares under the terms of the Arrangement. In addition, there may not be sufficient liquidity for our ordinary shares, and the market price for our ordinary shares may fluctuate and decline significantly.

According to the terms of the Arrangement, the outstanding balance under the Notes and any of our other unsecured loans (which together, as of March 31, 2013, equaled approximately NIS 2,464 million (approximately $660 million) would be converted into ordinary shares, representing immediately following such conversion 86% of our total share capital on a fully diluted basis (excluding any warrants to purchase ordinary shares, any new warrants issued as part of the Arrangement and any stock options to purchase ordinary shares (either currently outstanding or that may be issued following the Arrangement) granted under our stock option plans), and new notes (for details regarding the terms of the Arrangement, see "Item 10.C Additional Information – Material Contracts"). As a result, in the event that the Arrangement comes into effect holders of our ordinary shares will experience significant dilution.

In addition, there may be an adverse effect on the market price of our shares as a result of a substantial number of shares being sold or available for sale in the future. If our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the conversion of the Notes, the market price of our ordinary shares may fall. The ordinary shares that may be issued as a result of conversion of Notes by our Note holders are expected to be freely tradable, and the Note holders may promptly try to sell such shares. There is no assurance that there will be sufficient liquidity to enable such sales.  Such sales, and the potential for such sales, could cause the market price of our ordinary shares to decline significantly. They also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

We have significant capital needs and additional financing may not be available, even if the Arrangement comes into effect.

The sectors in which we compete are capital intensive. We require substantial up-front expenditures for land acquisition, development and construction costs, investment in the yielding asset market, investments in research and development, investment in our retail brands as well as for the ongoing maintenance of our hotels or operation of our commercial centers. In addition, following construction, additional financing is necessary to maintain the centers in good condition until they are almost fully leased to tenants and sold. Accordingly, we require substantial amounts of cash and financing for our operations. Likewise, our subsidiary Plaza Centers N.V. ("PC"), of which we own approximately 62.5% of its share capital, requires substantial amounts of cash and financing for its operations and to make payments on its outstanding indebtedness. Even if the Arrangement comes into effect we cannot be certain that our own capital will be sufficient to support such future development or that such external financing would be available on favorable terms, on a timely basis or at all. Furthermore, any changes in the global economy, real estate or business environments in which we operate, any negative trend in the capital markets, and/or decrease in our credit rating or the credit rating of our securities, might have a material adverse effect on our ability to raise capital.

Even if the Arrangement comes into effect, as a result of our suspension of making payments on the principal and outstanding interest under our outstanding Notes discussed below in Item 4.A "History and Development of the Company – Recent Events," we may experience difficulties raising additional financing through issuances of new Israeli traded notes at attractive terms or at all. In addition, PC may still be required to raise additional financing to fund its operations and to make payments on its outstanding indebtedness. Also, during 2008 the world markets experienced a financial crisis from which they have not recovered that, among other things, resulted in lower liquidity in the capital markets and lower liquidity in bank financing for real property projects. The financial crisis also affected our ability to obtain financing in Central and Eastern Europe ("CEE") and India for our commercial shopping centers and residential projects in those countries. Lower liquidity may result in difficulties to raise additional debt or less favorable interest rates for such debt, which may impact the development of our projects as well as the ability of the potential purchasers thereof to finance such purchases. In addition, construction loan agreements generally permit the drawdown of the loan funds against the achievement of pre-determined construction and space leasing or selling milestones. If we fail to achieve these milestones (including as a result of the global financial crisis and the significant decrease in the number and volume of transactions in general), the availability of the loan funds may be delayed, thereby causing a further delay in the construction schedule. If we are not successful in obtaining financing to fund our planned projects and other expenditures, our ability to develop existing projects and to undertake additional development projects may be limited and our future profits and results of operations could be materially adversely affected. Our inability to obtain financing may affect our ability to construct or acquire additional land plots, shopping centers and hotels, and we may experience delays in planned renovation or maintenance of our hotels and commercial centers, or in completion of the construction of our trading property that could have a material adverse effect on our results of operations. Our inability to obtain financing may also affect our ability to refinance our existing debt, if necessary, which may have a material adverse effect on our results of operations and cash flow.

In addition, as discussed in the risk factor below "- Our annual and quarterly results may fluctuate, which may cause the market price of our shares and Notes to decline." our quarterly and annual operating results have fluctuated, and may in the future continue to fluctuate, significantly. If we were in need of cash and financing for our operations at a time when our results were low, this may also have an impact on our ability to fund or successfully obtain financing to fund our planned projects and other expenditures.

Conditions and changes in the local and global economic environments including recent financial crises may adversely affect our business and financial results including our ability to comply with certain financial covenants.

Adverse economic conditions in markets in which we operate can harm our business. In recent years, global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. These economic factors include diminished liquidity and tighter credit conditions, leading to decreased credit availability, as well as declines in economic growth, employment levels, purchasing power and the size and amount of transactions. The duration, scope and effects of the recent economic instability cannot yet be determined. Partly as a result, entire industries have faced and may be facing extreme contraction and even the prospect of collapse. In addition, recent concerns regarding the possibility of sovereign debt defaults by European Union member countries, such as Greece and Cyprus, each of which is facing possible default of its sovereign debt obligations, as well as Spain, Italy and the United States, the sovereign debt obligations of which were recently downgraded, has disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. These risks may be elevated with respect to our interactions with third parties with substantial operations in countries where current economic conditions are the most severe, particularly where such third parties are themselves exposed to sovereign risk from business interactions directly with fiscally-challenged government payers.

The credit crisis could have a number of follow-on effects on our business, including a possible: (i) decrease in asset values that are deemed to be other than temporary, which may result in impairment losses and possible noncompliance with certain financial covenants in credit and loan agreements to which we are a party, including but not limited to as a result of the decrease in the value of our collateral loan to value (LTV) (including the decrease in the value of real estate or securities which are pledged to banks),  (ii) negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and other sources of funding in the future on terms favorable to us, and engage with co-investors for additional investments in the yielding assets market, (iii) slow-down in our business, resulting from lower consumer expenditure, inability of consumers to pay for products and services, insolvency of consumers or insolvency of key partners, and (iv) imposition of regulatory limitations on financial institutions with respect to their ability to provide financing to companies such as us and/or projects such as those in which we are engaged, while creating a credit crunch. If such financial and economic uncertainty continues, it may materially adversely affect our results of operations and may increase the difficulty for us to accurately forecast and plan future business. For additional information on pledged assets as stated above, please see Item 5.B "Liquidity and Capital Resources" below.

Our high leverage could adversely affect our ability to operate our business.

We are highly leveraged and have significant debt service obligations, including bank debt and, unless and until such time as the Arrangement comes into effect, Notes issued in public offerings to investors in Israel. As a result of this high leverage, we have filed the Arrangement and are seeking its approval in order to restructure this outstanding indebtedness, provided however that the final terms of the Arrangement may differ from what we have proposed and include a higher amount of indebtedness. In addition, we may incur additional debt from time to time to finance acquisitions or the development of projects, for capital expenditures or for other purposes. Even if the Arrangement comes into effect we will have substantial debt service obligations, consisting of required cash payments of principal and interest, for the foreseeable future.

Some of our lenders require us to maintain and comply with certain financial and operational covenants. Our ability to comply with these covenants may be affected by events beyond our control. As of December 31, 2012, we failed to comply with certain financial covenants relating to our bank loans. In addition, in February 2013 we ceased making payments of outstanding principal under our Series A and Series B notes and payments of interest under Notes. Thereafter we ceased to make payments of outstanding principal under all our Notes, and on March 19, 2013, we entered into the Letter of Undertakings with the trustees of our Series 1, C, D, E, F and G Note holders that includes a provision that we not make any further payments to our Note holders and (except for certain payments to our secured creditors) to our creditors. Our obligations under the Letter of Undertakings caused a failed to meet certain payment obligations under bank loan agreements to which we are a party. These defaults also triggered cross-defaults under certain of our other loan agreements and for those of our subsidiaries, for which we serve as guarantor. As discussed in the risk factor above "If the proposed arrangement of our current debt does not come into effect, our failure to meet certain payment obligations and comply with certain financial covenants relating to certain of our bank loans, our recent ceasing to make payments of principal and interest outstanding under our Notes, our entering into the Letter of Undertakings, the resulting cross-defaults under our subsidiaries' loan agreements (for which we serve as guarantor) and the lawsuits that have recently been filed against us and additional creditor lawsuits that will be filed against us may materially harm our operations and financial results and may result in our liquidation. Accordingly, there is substantial doubt about our ability to continue as a going concern.", there is substantial doubt about our ability to continue as a going concern and these lawsuits and any additional lawsuits that may be filed against us in regards to our outstanding indebtedness could materially harm our operations and financial results and result in the Court ordering our liquidation. As a result of our default under the loan agreements, our failure to comply with the financial covenants under certain bank loans, our defaults under our Notes, which resulted in cross-defaults under the loan agreements, the lenders thereunder could elect to declare all outstanding borrowings immediately due together with accrued and unpaid interest and other fees. As discussed below in "Item 4.A – History and Development of the Company – Recent Events", on March 20, 2013, we received a letter from Bank Leumi le-Israel B.M. ("Bank Leumi") demanding repayment within ten days of the outstanding balance of approximately $14.1 million (approximately NIS 53 million) due primarily under the loans made by Bank Leumi to us. Furthermore, as a result of the default under the loan agreements we have reclassified the loans as current liabilities, which may improperly reflect our working capital ratio as well as other financial indicators.

As a result of our substantial indebtedness and the uncertainty regarding the final terms and conditions of the Arrangement (if it comes into effect):

•	we could be more vulnerable to general adverse economic and industry conditions;

•	we may find it more difficult to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

•	we will be required to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, reducing the available cash flow to fund other projects;

•	we may have limited flexibility in planning for, or reacting to, changes in our business and in the industry;

•	we may have a competitive disadvantage relative to other companies in our business segments with less debt;

•	we may face difficulties in establishing strategic or other long-term business joint ventures; and

•	we may not be able to refinance our Notes.

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

Our Notes and PC's notes were subject to several rating downgrades during 2012 and 2013. Our Notes were rated, as of February 2013, by Midroog Ltd., an affiliate of Moody's Investors Services, at a “Ca/Negative” credit rating and by Maalot, the Israel Securities Rating Company Ltd., an affiliate of Standard and Poors, at a "D" credit rating. PC's notes traded on the TASE were rated, as of March 2013, by Midroog at a “Ba1/Negative” credit rating and by Maalot at an "ilBB+/Negative" credit rating on a local Israeli scale with exclusion from negative CreditWatch list and CCC+ on an international scale. As a result of the rating downgrades of our Notes and PC's notes and any further rating downgrade or suspension or withdrawal of the rating assigned by a rating agency to our Notes or PC's notes, we may experience increased difficulty in raising debt financing in the future or in refinancing our indebtedness and difficulties in transacting other business, which might limit our operational flexibility.

We are no longer eligible to use Form F-3, which could impair our capital raising activities.

As of the date of filing this annual report, we are not eligible to use Form F-3 as a result of the defaults under our Notes. As a result, we cannot use the SEC's "short form" Form F-3 to register resales of our and we are limited in our ability to file primary shelf registration statements on Form F-3. Moreover, our public float is below $75 million and may remain below $75 million for the foreseeable future. As a result, we may not be fully eligible to use Form F-3 for primary offerings even though we otherwise would regain the ability to use the form for resale registration statements. Any such limitations may harm our ability to raise the capital we need. Under these circumstances, until we are again eligible to use Form F-3, we will be required to use a registration statement on Form F-1 to register securities with the SEC or issue such securities in a private placement, which could increase the cost of raising capital.

Our financial instruments (mainly our loans and Notes) and our derivative financial instruments are subject to fluctuation in interest rates, currency exchange rates, changes in the consumer price index and/or changes in fair value, which may have a negative impact on our earnings, balance sheet and cash flows.

Floating interest rates on most of our debt facilities expose us to increases in market interest rates and subsequent increases in interest costs. To the extent that at any time we do not have any hedges or our hedges are insufficient against interest rate fluctuations, our earnings and balance sheet position may be negatively impacted. Currently we do not have any material hedges against interest rate fluctuations. In addition, certain debt agreements may include default interest under certain circumstances, which may be higher than the original interest rate set out in the debt agreement. If a lender successfully asserts its right to invoke a default interest clause, this will increase our effective interest costs in respect of facilities with that lender.

We are impacted by exchange rates and fluctuations thereof. We are likely to face risks from fluctuations in the value of the functional currencies of our subsidiaries against the linkage currency of the applicable financial instruments. To the extent that at any time we do not have any hedges or our hedges are insufficient against currency exchange rates, our earnings and balance sheet position may be negatively impacted. Currently we do not have any material hedges against exchange rate fluctuations.

The principal and interest of most of our debt instruments is determined by reference to the Israeli consumer price index (the "CPI"), which may entail significant risks not associated with similar investments in a conventional fixed or floating rate debt security. The historical value of the CPI is not indicative of future CPI performance and its value is affected by, and sometimes depends on, a number of interrelated factors, including direct government intervention and economic, financial, regulatory, and political events, over which we have no control. An increase in the CPI will result in additional financing expenses to our profits and losses and will have a negative impact on our cash flows. Currently we do not have any material hedges against fluctuations in the CPI.

Certain of our financial instruments and derivative financial instruments are measured by fair value. Any change to the fair value of such instrument will affect our profits and losses and may have a material effect on our results. Changes in accounting standards or evaluation methods for the determination of fair value or for valuing and assessing the fair value of our assets might result in capital decreases in our financial statements, affect our profits and losses and have a material effect on our results. In addition, such decreases may result in failure to meet financial covenants under bank loans that include LTV ratio covenants.

The fair value of our real estate assets (including commercial shopping centers, hotels, residential projects and others) may be harmed by certain factors that may entail impairment losses not previously recorded, which would affect our financial results and the satisfaction of financial covenants.

Certain circumstances may affect the fair value of our real estate assets (whether operating or under construction), including, among other things, (i) the absence of or modifications to permits or approvals required for the construction and/or operation of any real estate asset; (ii) in commercial and entertainment centers where a significant part of the rental areas is subject to long-term leases with a small group of retailers which is distinguished from other lessees, we may be exposed to a risk of rental fees rates being significantly lower than originally anticipated and a material long term decline in the business operations of such retailers may therefore have an adverse effect on the real estate assets recoverable amount and their final sale prices; (iii) delays in completion of works, beyond the anticipated target, may adversely affect the fair value of the assets and our results of operations and cash flow; (iv) lawsuits that are pending, whether or not we are a party thereto, may have a significant impact on our real estate assets and/or on certain of our shareholding rights in the companies owning such assets; and (v) full or partial eminent domain proceedings (with or without compensation) regarding such real estate assets. In addition, certain laws and regulations applicable to our business in certain countries where the legislation process undergoes constant changes may be subject to frequent and substantially different interpretations, and agreements which may be interpreted by governmental authorities so as to shorten the term of use of real estate, which may be accompanied with a demolition or nationalization order with or without compensation, may significantly affect the value of such real estate asset. The fair value of our real estate assets may be significantly decreased thereby resulting in potential impairment losses not previously recorded in our financial results, which would impact our ability to satisfy financial covenants under our bank loans.

Since market conditions and other parameters (such as macroeconomic and microeconomic environment trends, and others) that affect the fair value of our real estate and investments vary from time to time, the fair value may not be adequate on a date other than the date the measurement was executed (in general, immediately after the balance sheet date). In the event the projected forecasts regarding the future cash flows generated by those assets are not met, we may have to record an additional impairment loss not previously recorded.

In addition, the fair value of certain of our real estate assets is highly dependent on the yield rates attributable to these assets. Therefore, any change in the yield rate or interest rate of any of our real estate assets may cause a significant decrease to the fair value of such assets, thereby resulting in potential impairment losses not previously recorded in our financial results.

The failure to comply with government regulation may adversely affect our business and results of operations.

Our business is subject to numerous national and local government regulations, including those relating to acquisition of real estate properties, building and zoning requirements, fire safety control, access for the disabled, environmental law and health board reviews and standards. In addition, we are subject to laws governing our relationships with employees, including minimum wage requirements, overtime, working conditions, and work permit requirements, and in some localities to collective labor agreements. A determination that we (or any of our tenants, where applicable) are not in compliance with these regulations could result in the imposition of fines, an award of damages to private litigants and significant expenses in bringing our operations into compliance with such laws and regulations. In addition, our ability to terminate the employment of workers whom we think we no longer need may be hampered by local labor laws and courts, which traditionally favor employees in disputes with former employers.

Operating globally exposes us to additional and unpredictable risks.

We conduct our businesses throughout the world and constantly seek new opportunities in various regions of the world. Our future results could be materially adversely affected by a variety of factors relating to international transactions, including changes in exchange rates, general economic conditions, regulatory requirements, tax structures or changes in tax laws or practices, and longer payment cycles in the countries in our geographic areas of operations. International operations may be limited or disrupted by the imposition of governmental controls and regulations, political instability, hostilities, natural disasters and difficulties in managing international operations. We cannot assure you that one or more of these factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition and results of operations. A failure to effectively manage the expansion of our business could have a negative impact on our business. To accommodate our global expansion, we are continuously implementing business systems, procedures and controls. There can be no assurance that the implementation of such systems, procedures, controls and other internal systems can be implemented successfully.

If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, U.S. holders of ordinary shares may suffer adverse tax consequences.

Generally, if for any taxable year, 75% or more of our gross income is passive income, or at least 50% of the value of our assets, averaged quarterly, are held for the production of, or produce, passive income, we will be characterized as a passive foreign investment company ("PFIC"), for U.S. federal income tax purposes. Our PFIC status is determined based on several factors, including our market capitalization, the valuation of our assets, the assets of companies held by us in certain cases and certain assumptions and methodologies upon which we base our analysis.  A determination that we are a PFIC could cause our U.S. shareholders to suffer adverse tax consequences, including having gains realized on the sale of our shares taxed at ordinary income rates, rather than capital gains rates, and being subject to an interest charge on such gain. Similar rules apply to certain "excess distributions" made with respect to our ordinary shares. A determination that we are a PFIC could also have an adverse effect on the price and marketability of our shares. If we are a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. See "Item 10.E. Taxation - Tax consequences if we are a Passive Foreign Investment Company" below.

We are subject to various legal proceedings that may have a material adverse effect on our results of operations.

Certain legal proceedings have been initiated against us, including a purported class action lawsuits filed against us by our Note holders  on February 25, 2013 and April 11, 2013 arising out of, among other things, our suspending principal and interest payments on our Series A and B notes. In addition, litigation was initiated against us in connection with the change of control of us and our former subsidiary Elscint Ltd. ("Elscint," which was merged into us in 2010) in May 1999 and the acquisition of the hotel businesses by Elscint in September 1999, as well as motions to certify certain of such claims as class actions. On May 28, 2012, the Supreme Court certified the lawsuit as a class action with respect to the claim that the hotels were allegedly sold to us at a price higher than the then-curent fair value and that Elron Electornic Industry Ltd. (an unrelated third party) had breached certain minority rights in the framework of the sale of Elscint's shares to Europe Israel, and the case was remanded to the Court for hearing the case without prejudicing the parties' rights and arguments with respect to a derivative action. For details regarding the recent class action lawsuits filed against us see "Item 4.A – History and Development of the Company – Recent Events" and for details regarding our litigation in general see note 23B in our annual consolidated financial statements. A determination against us in some or all of these proceedings, mainly those related to class actions, may materially adversely affect our results of operations and cash flow.

Our results of operations fluctuate due to the seasonality of our various businesses.

Our annual revenues and earnings are substantially dependent upon general business activity, vacation and holiday seasons and the influence of weather conditions. As a result, changes in any of the above have a disproportionate effect on the annual results of operations of our hotels and fashion retail businesses (as well as on the consumer activity in our commercial and entertainment centers.

Our annual and quarterly results may fluctuate, which may cause the market price of our shares and Notes to decline.

We have experienced at times in the past, and may in the future experience, significant fluctuations in our quarterly and annual operating results, which may cause the market price of our shares and Notes to decline. These fluctuations may be caused by various factors including, among other things, significant sales of our properties, the frequency of such transactions and the effect on certain financial investments that are measured at fair value through profit and loss (FVTPL) that are subject to market price. We periodically review our business to identify opportunities for the acquisition, development or sale of new commercial centers, hotels or other businesses. As a result of our disposition and acquisition or development of centers, we may experience significant fluctuations in our annual and quarterly results. As a result, we believe that period-to-period comparisons of our historical results of operations may not necessarily be meaningful and that investors should not rely on them as an indication of our future performance. It is likely that in some future periods, our operating results may be below expectations of public market analysts or investors.

We may be restricted from receiving dividends from PC, which has harmed our liquidity.

Following PC's announcement on September 14, 2011 to make an interim cash dividend payment and the subsequent undertaking to its bondholders with respect to future distributions (see "Item 5. Operating and Financial Review and Prospects – Overview" below), we are restricted in the amount of distributions we may receive from PC during 2013. In addition, on January 31, 2013, PC published a letter that it received from the trustees and representatives of the holders of PC's Series A and Series B notes that demanded that PC desist from distributing a dividend to its shareholders and stated that legal proceedings may be taken in the event that PC proceeds with the distribution of the dividend. The expected delay in the distribution of the dividend from PC, as well as the decline in the price of PC stock in the recent period, impairs our ability to comply with our business plan according to the planned time schedule. In addition, this has reduced one of our cash resources and has affected our liquidity. See "Item 4.A History and Development of the Company – Recent Events" below.

Our business is subject to general business and macro and microeconomic risks.

In addition to risks that are relevant to a specific activity or relate to a specific territory, certain conditions and changes in the economic environment in the countries in which we operate may have an adverse effect on our business performance; changes in the global economy, in real estate and/or the business environment in which we operate, and/or a negative trend in the capital markets and/or a decrease in our rating or the rating of our securities, and/or a decrease in our capital and/or impairments according to our governing accounting principles or due to change in auditing standards and accounting principles, if and to the extent they occur, may have an adverse effect on our ability to raise funds; macroeconomic or microeconomic changes as described above may influence our compliance with financial covenants under certain bank loans and credit agreements, including but not limited to, as a result of the decrease in the LTV (including the decrease in the value of real estate assets value and/or securities that are pledged to banks) and/or a decrease in our capital. For details regarding our pledged assets, see "Item 5.B. Liquidity and Capital Resources" below.

One of our shareholders currently beneficially owns a substantial amount of our ordinary shares and, therefore, unless and until such time as the Arrangement takes effect, effectively controls our affairs.

As of March 31, 2013, Mordechay Zisser, our Chief Executive Officer and Executive President and a member of our board of directors, held, directly and indirectly, approximately 50.38% of our issued share capital. For additional information, see "Item 7.A. Major Shareholders." As a result of such holdings, Mr. Zisser has the ability, in effect, to elect the members of our board of directors and to effectively control the outcome of shareholder votes, subject to limitations under the Companies Law. Change and/or transfer of control in us, either voluntarily as a result from a willful event or as a result from a compulsory foreclosure event with respect to shares that are pledged as security to lending banks ("Change of Control") may impact the business conduct of our company as well as our management structure. In addition, various agreements to which we are a party include change of control provisions and, as a result, a Change of Control may result in a violation of contractual undertakings made by us towards third parties and/or vest third parties with rights to terminate agreements we've entered into with such third parties, including immediate repayment of outstanding amounts under our loan and credit facilities. In the event that the Arrangement takes effect, following the Arrangement Mr. Zisser will hold, directly and indirectly, approximately 7.05% of our issued share capital on a fully diluted basis (excluding any warrants to purchase ordinary shares, any new warrants issued as part of the Arrangement and any stock options to purchase ordinary shares (either currently outstanding or that may be issued following the Arrangement) granted under our stock option plans). For details regarding the terms of the Arrangement, see "Item 10.C Additional Information – Material Contracts" below.

In addition, a dispute has arisen between Bank Hapoalim Ltd. (the "Bank") and our controlling shareholder, Europe-Israel (M.M.S.) Ltd. ("Europe-Israel") which is controlled by Mr. Zisser (and together with Europe-Israel – the "Controlling Shareholder") concerning loans and credits of the Controlling Shareholder to the Bank that were secured, inter alia, through pledging most of our ordinary shares held by the Controlling Shareholder. As part of the proceedings initiate by the Bank, it had filed a motion to appoint a receiver over those shares. For details regarding the dispute see "Item 4.A – History and Development of the Company – Recent Events". In the event that the Bank is successful under the foreclosure proceedings and is able to foreclose on its pledge on the ordinary shares of the Company securing Europe-Israel's obligations under the loan agreement, it will become the owner of our ordinary shares held by Mr. Zisser and, unless and until such time as the Arrangement takes effect it will become our controlling shareholder. In addition, although we are not a party to the negotiations and/or communications between the disputing parties and are not familiar with their contents, in the event the dispute is not resolved it may negatively impact our relationship with the Bank.

A loss of the services of members of our senior management, including in particular, that of Mordechay Zisser, could materially adversely affect our business and results of operations.

We rely on the continued services of the members of our senior management team, including in particular that of Mordechay Zisser, our Chief Executive Officer, Executive President and a director. Any loss of the services of Mordechay Zisser or any other member of our senior management team could result in the loss of expertise necessary for us to succeed, which could cause harm to our operating results and cash flow and impair our ability to meet our objectives. See "Item 6.B. Directors, Senior Management and Employees - Compensation of Directors and Officers – Services of Mr. Mordechay Zisser" below.

RISKS RELATING TO THE COMMERCIAL AND ENTERTAINMENT CENTERS BUSINESS

There is no assurance that we will successfully implement our construct and dispose strategy on the commercial and entertainment business and in such event our results and cash flows may be materially adversely affected.

Our strategy in the commercial and entertainment centers business is to acquire a plot of land, develop a commercial and entertainment center on it, and dispose of the center upon completion, or operate a center following completion until such time as we reach the minimum occupancy threshold necessary for the property to be attractive to potential buyers or to enable the sale thereof as part of a sale of a portfolio of properties, and to allow us to attempt to achieve the best price for our completed commercial centers. Our decision to sell properties is based on various factors, including market conditions, however there is no assurance that such sales will actually occur or that they will occur according to the timetable we predicted or planned. There can be no assurance that we will be able to complete dispositions under commercially reasonable terms or at all. Accordingly, our results of operation and cash flows can be materially adversely affected.

Suitable locations are critical to the success of a commercial and entertainment center; however, there is no guarantee that we will be able to obtain such suitable locations, which may adversely affect our business and results of operations.

The choice of suitable locations for the development of commercial and entertainment center projects is an important factor in the success of the individual projects. Ideally, these sites should be located (i) within, or near, the city center, with well-developed transportation infrastructure (road and rail) located in close proximity to facilitate customer access and (ii) in areas with sufficient population to support the centers. If we are not able to find sites in the target cities which meet these criteria or which meet our price range, this may materially adversely affect our business and results of operation. In addition, our estimations as to the urban development of the area and/or consumer spending power or the growth thereof may be wrong or may be influenced by factors we cannot predict, which can cause the results of the center to be less than we predicted and/or difficulty to reach the desirable occupancy rates, and/or require us to sell the center at a time or upon terms different that we had planned.

We are dependent on attracting third parties to enter into lease agreements, and in particular on anchor tenants.

We are dependent on our ability to enter into new leases on favorable terms with third parties, including anchor tenants (such as the operators of supermarkets, department stores, cinemas, national retail outlets and large electrical appliances stores) in order to receive a profitable price for each commercial and entertainment center or other development. Anchor stores in commercial and entertainment centers play an important part in generating customer traffic and making a center a desirable location for other tenants. We may find it more difficult to engage tenants to enter into leases during periods when market rents are increasing, or when general consumer activity is decreasing, or if there is competition for tenants from competing centers. The global economic slowdown, pressures that affect consumer confidence, job growth, energy costs and income gains can affect retail sales growth, and a continuing soft economic cycle (as well as vacancies and available spaces at other shopping centers as a result of the recession) may impact our ability to find tenants for our commercial and entertainment centers. Failure to attract tenants, the termination of a tenant’s lease, or the bankruptcy or economic decline of a tenant may adversely affect the price obtainable for the commercial and entertainment center and adversely affect our financial condition and results of operations. The failure of tenants to abide by the terms of their agreements may cause delays or result in a temporary or long term decline in rental income, the effects of which we may not be able to offset due to difficulties in finding a suitable replacement anchor tenant. Furthermore, the tenants or operators of units comprising part of a development may be unable to obtain the necessary governmental permits or licenses which are necessary for the operation of their respective businesses. Where such operations are delayed or not permitted due to lack of necessary permits, a negative impact on the attractiveness of the project and on revenues and cash flows may result.

We may lease developed commercial and entertainment centers until we dispose of them or other developments at below expected rental rates or sell at a price that is below what was expected or at a delayed date, which would materially harm our business.

Our current strategy is to dispose of a commercial and entertainment center upon completion. If rental leases decrease below our expectations or if circumstances arise beyond our control, such as market prices, market demand and negative trends, or if we are required to sell a center in order to meet certain payment obligation under our outstanding financing facilities or notes when due, we may have to sell a commercial and entertainment center at a price below our projections. In addition, we could be in the position where there will be no demand at acceptable prices and we will be required to hold, operate and maintain the commercial and entertainment center until the financial environment improves and we are able to attempt to achieve the best price for our completed commercial centers. This will cause a considerable delay in the sale of the asset and will require us to devote (or acquire by way of outsourcing) the resources (including, in some cases, injecting additional capital) required for its operation and maintenance.

Competition is becoming more aggressive in certain countries in which we operate, which may adversely affect our results of operations and cash flows.

The commercial and entertainment centers business in CEE and in India is becoming more competitive with a number of developers becoming active in our target areas, such as Globe Trade Centre SA, ECE Projekt Management GmbH and TriGranit Holding Limited in CEE. The commercial and entertainment centers concept we promote is gaining increasing popularity due to its potentially high yields. Developers compete not only for patrons, but also for desirable properties, financing, raw materials, qualified contractors, experienced system consultants, expert marketing agents and skilled labor. The public bidding process (the process through which we often acquire new properties) in CEE, and the prime locations in general, are subject to competition and some of our competitors have longer operating histories and greater resources than us, all of which may limit our ability to obtain such projects. There can be no assurance that we will be successful in winning projects that we bid for or which are awarded pursuant to fixed price tenders or that we will otherwise continue to be successful in competing in such countries for prime and selected locations.

If we find and acquire a location that is suitable for the development of a commercial and entertainment center, the suitability of that location may be adversely affected by external factors such as a competing shopping center opening in the same area, demographic trends and urban development and changes which may impact the character of the target or potential customers of the shopping center, and other factors that may impact the shopping center’s operations. In the event that the suitability of a location is adversely affected, the development of our commercial and entertainment center may be delayed or abandoned. In such circumstances, there is no guarantee that we will be able to use the site for an alternative development or be able to sell the site.

We may be required to make payments to tenants in occupancy who enjoy enhanced occupational rights in order to vacate the premises, which may result in budget overruns.

We may acquire development sites or existing commercial and entertainment centers that have existing tenants. In so doing, we may acquire lease liabilities and obligations in connection with such acquisitions. As a consequence, our earnings may be affected to the extent that we are obliged to give continued occupancy to tenants with lease payments below market rates for the refurbished or redeveloped center. In addition, we may incur costs in obtaining vacant possession of a site where there are existing tenants who have protected occupancy rights. We may be required to make additional ex gratia payments to such tenants in order to obtain vacant possession before the contractual expiration of such tenants' lease terms. Such payments may result in budget overruns for the project. We may also be obliged to relocate existing tenants, which could delay the development of the site and add to the cost of development. Any of the above costs may also apply should we desire to improve the mixture of tenants, while replacing current lessees, as even if the new mixture is expected to generate more revenues (which also may not be realized), the above costs will occur in an immediate manner.

RISKS RELATING TO THE HOTEL BUSINESS

The hotel industry may be affected by economic conditions, oversupply, travel patterns, weather and other conditions beyond our control which may adversely affect our business and results of operations.

The hotel industry may be adversely affected by changes in national or local economic conditions and other local market conditions, especially in times of economic crisis. Our hotels may be subject to the risk of oversupply of hotel rooms. Other general risks that may affect our hotel business are changes in travel patterns (business or tourism), changes in trends as to performance of exhibitions, conferences and conventions in the cities in which our hotels are located or at all (including as a result of a financial crisis). extreme weather conditions, changes in governmental regulations which influence or determine wages, workers’ union activities, changes in interest rates, the availability of financing for operating or capital needs, and changes in real estate tax rates and other current operating expenses. Unforeseen events, such as terrorist attacks, volcanic eruptions, extreme weather conditions, outbreaks of epidemics and health concerns (such as SARS, avian flu, swine flu) and the economic recession had, and may continue to have, an adverse effect on local and international travel patterns and, as a result, on occupancy rates and rates in our hotels. Downturns or prolonged adverse conditions in the real estate or capital markets or in national or local economies and difficulties in securing financing for the development of hotels could have a material adverse effect on our business, results of operations and cash flow, ability to develop new projects and the attainment of our strategic goals.

Competition in the hotels industry could have an adverse effect on our business and results of operations.

The hotel business is highly competitive. This is particularly the case in those areas where there is an oversupply of rooms. Competitive factors within the industry include: (i) convenience of location and accessibility to business centers; (ii) room rates; (iii) quality of accommodations; (iv) brand name recognition; (v) quality and nature of service and guest facilities provided; (vi) reputation; (vii) convenience and ease of reservation systems; and (viii) the supply and availability of alternative lodging.

We operate our hotels in geographic locations where other hotels are or may be located. We expect to compete for guests and development sites with national chains, large franchisees and independent operators. Many of these competitors have greater financial resources and better brand name recognition than we do, and may have more established relationships with prospective franchisers, representatives in the construction industry and other parties engaged in the lodging industry. The number of competitive lodging facilities in a particular area could have a material adverse effect on our hotel occupancy and rates and, therefore, results of operations and cash flows of our hotels. We believe that competition within the lodging market may increase in the foreseeable future. New or existing competitors may significantly reduce their rates or offer greater convenience, services or amenities or significantly expand or improve hotels in the markets in which we currently or may subsequently compete, thereby materially adversely affecting our business and results of operations.

 We rely on management agreements with the Rezidor Hotel Group, which may not provide the intended benefits and may be terminated. Any significant decline in the reputation of the Rezidor Hotel Group or in the performance of our hotels could adversely affect our results of operation.

Our hotels are either directly or indirectly operated under long-term management agreements with the Rezidor Hotel Group ("Rezidor"). Any significant decline in the reputation of Rezidor or in its ability to ensure the performance of our hotels at anticipated levels could adversely affect our results of operations. If our agreement with Rezidor is terminated (which Rezidor has the right to do in the event of a change of control of our company or our liquidation), we cannot be certain that we would be able to obtain alternative management services of the same standard on similar or better terms.

The long-term management arrangements entail additional risks, including the possibility that: (i) Rezidor might, at any time, have economic or other business interests that are inconsistent with ours or with the management of the specific hotels; (ii) Rezidor may be in breach of the agreements or in a position to take action contrary to the agreements, or frustrate the execution of acts which we believe to be in the interest of any particular hotel; and (iii) Rezidor might become bankrupt or insolvent.

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

In addition to the items set forth above, our investment in hotel properties is subject to varying degrees of risk related to the ownership and operation of real property. The fair value of our hotels and income from the hotels may be materially adversely affected by:

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

If prospective home buyers are not able to obtain suitable financing, our results of operations and cash flows may decline.

Our results of operations and cash flows depend on the ability of prospective home buyers to obtain mortgages for the purchase of our homes. The uncertainties created by world-wide events in the mortgage markets and their impact on the overall mortgage market, including the tightening of credit standards, could adversely affect the ability of our prospective customers to obtain financing for a home purchase, thus preventing prospective home buyers from purchasing our homes. Moreover, increases in the cost of home mortgage financing could prevent prospective home buyers from purchasing our homes. In addition, where prospective customers may need to sell their existing homes in order to purchase a new home from us, increases in mortgage costs and/or lack of availability of mortgages could prevent the buyers of our prospective customers' existing homes from obtaining the mortgages they need to complete the purchase, which would result in our prospective customers’ inability to buy a home from us. Similar risks apply to those buyers who are in our backlog of homes to be delivered. If our home buyers, potential buyers or buyers of our home buyers’ current homes cannot obtain suitable financing, our sales, results of operations and cash flows would be adversely affected.

We may have excess land inventory if we are not successful in completing residential projects and selling homes profitably.

Inventory risks are substantial for our residential development business. The risks inherent in controlling or purchasing and developing land increase as consumer demand for housing decreases. Thus, we may have provided conditional undertakings to purchase land or bought and developed land at a cost we will not be able to recover fully or on which we cannot build and sell homes profitably. Our deposits for building lots controlled under option or similar contracts may be put at risk. The value of undeveloped land, building lots and housing inventories can also fluctuate significantly as a result of changing market conditions. In addition, inventory carrying costs can be significant and can result in reduced margins or losses in a poorly performing project or market. In the present weak market conditions, we may have to sell homes and developed land for lower margins or at a loss and we may record significant inventory impairment charges. The gap in time between the land procurement, development and sale exposes us to the risks that the parameters on which the procurement plan was based will change significantly until the completion of the development and, hence, at such time we may remain with unsold inventory.

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

RISKS RELATING TO THE COMMERCIAL AND ENTERTAINMENT CENTERS BUSINESS, TO THE HOTEL BUSINESS AND TO THE RESIDENTIAL PROJECTS BUSINESS

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

We rely on subcontractors for all of our construction and development activities. If we cannot enter into subcontracting arrangements on terms acceptable to us or at all, we will incur additional costs which will have an adverse effect on our business. The competition for the services of quality contractors and subcontractors may cause delays in construction, thus exposing us to a loss of our competitive advantage. Subcontracting arrangements may be on less favorable terms than would otherwise be available, which may result in increased development and construction costs. By relying on subcontractors, we become subject to a number of risks relating to these entities, such as quality of performance, varied work ethics, performance delays, construction defects, breach or non-performance of agreements and the financial stability of the subcontractors. A shortage of workers (or materials) would have a detrimental effect on us and our subcontractors and, as a result, on our ability to conclude construction phases on time and within budget. We generally require our subcontractors to provide bank guarantees in our favor to financially secure their performance and endeavor to require this even in countries where this is not common business practice. In the event the subcontractor fails to perform, the bank guarantees provide for a monetary payment to us. The guarantees do not, however, obligate the subcontractors to complete the project and may not adequately cover our costs of completing the project or our lost profits during the period while alternative means of completing the project are sought.

We may depend on business partners to jointly construct projects under certain joint venture/joint development projects, which may lead to increased development and construction costs and the loss of our competitive advantage. Some of our projects are co-owned and control of such investments is shared with third parties.

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

Some of our projects are held through joint venture arrangements with third parties with whom we share ownership and control of such assets. As a result, these arrangements entail risks in addition to those associated with projects in which we own a controlling interest, including the possibility that: (i) our joint venture partner might, at any time, have economic or other business interests that are inconsistent with ours; (ii) our joint venture partner may be in a position to take action contrary to our instructions or requests, or contrary to our policies or objectives, or frustrate the execution of acts which we believe to be in the interest of any particular project; (iii) our joint venture partner may have different objectives than us, including with respect to the appropriate timing and pricing of any sale or refinancing of a development and whether to enter into agreements with potential contractors, tenants or purchasers; (iv) our joint venture partner might become bankrupt or insolvent; and (v) we may be required to provide financing to make up any shortfall due to our joint venture partner failing to provide such equity finance or to furnish collaterals to the financing third parties.

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

An important element in the success of the construction process of our commercial and entertainment center projects is the short construction time (in CEE, generally 8 to 18 months from the receipt of building permits, depending on the size of the project and location), and our ability to open projects such as commercial and entertainment centers ahead of our competitors, particularly in cities which do not have projects of the type constructed by us.

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

Part of our strategy is to develop new hotels and commercial and entertainment centers. Acquiring, developing and renovating real property involves substantial risks, including: (i) costs exceeding budget or amounts agreed upon with contractors, because of various factors, such as delays in completion of construction; (ii) competition for acquisition of suitable development sites from competitors, who may have greater financial resources; (iii) the failure to obtain zoning and construction permits; (iv) unavailability of financing on favorable terms, if at all; (v) the failure of properties to earn profits sufficient to service debt incurred in construction or renovation, or at all; (vi) the failure to comply with labor and workers’ union legal requirements; (vii) relationships with and quality and timely performance by contractors and sub-contractors; and (viii) compliance with changes in governmental rules, regulations, planning and interpretations.

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

Substantially all of our portfolio's total consolidated assets consist of investments in real properties.  Because real estate investments are relatively illiquid, our ability to quickly sell one or more properties in the portfolio in response to changing economic, financial and investment conditions is limited.  The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand for space, that are beyond our control.  As our projects are subject to numerous factors that are not under our control, there is no assurance that our predictions and estimations of the timing in which we will be able to sell any property and/or the price or terms we set will actually materialize as predicted.  There is no assurance that our predictions and estimations as to the length of time needed to find a willing purchaser and to close the sale of a property will be correct. In addition, current economic and capital market conditions might make it more difficult for us to sell properties or might adversely affect the price we receive for properties that we do sell, as prospective buyers might experience increased costs of debt financing or other difficulties in obtaining debt financing. Finally, attempting to sell any of our investments in real properties at an accelerated pace due to cash flow needs may result in our receiving lower purchase price for such investments.

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

Our commercial and entertainment centers business and the residential projects include the construction of mixed-use projects. Materialization of a risk specific to an individual component may affect other components of such mixed-use project and thereby the project as a whole.

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

There is an increasing awareness of environmental issues in CEE and India. This may be of critical importance in areas where soil pollution may be prevalent. If a property that we acquire turns out to be polluted, such a finding will adversely affect our ability to construct, develop and operate a commercial and entertainment center, a hotel or a residential project on such property, and may cause us to suffer expenses incurred in cleaning up the polluted site which may be significant.

RISKS RELATING TO OUR MEDICAL COMPANIES

InSightec’s and Gamida's future growth substantially depends on their ability to develop and obtain regulatory clearance for additional treatment applications for their products.

Our associate InSightec Ltd. ("InSightec") has received regulatory approvals to market the ExAblate in the United States, Israel, Canada, Russia, Brazil, Mexico, Korea, Taiwan, Australia, New Zealand, Singapore, Japan and the European Union Economic Area for the treatment of uterine fibroids. InSightec has also received CE-marking (approval to market in the EEA) and FDA approval for the bone metastases pain palliation, and CE-marking for its ExAblate Neuro system in the treatment of neurological disorders in the brain. InSightec is currently in various stages of product development and clinical studies for a number of new treatment applications for the ExAblate, and it will be required to obtain FDA and other regulatory approvals before marketing the ExAblate for these additional treatment applications. In order to obtain FDA clearance and other regulatory approvals, and to obtain reimbursement coverage for use of the ExAblate treatment for additional applications, InSightec is required to conduct extensive clinical studies which may take several years to demonstrate the therapeutic benefits, absence of dangerous adverse side effects and cost-effectiveness of these new treatment applications and products.

In addition, our associate Gamida Cell Ltd. ("Gamida"), a leader in stem cell expansion technologies and therapeutic products, is substantially dependent on receiving FDA and other applicable regulatory approval of its products and is also required to conduct extensive clinical studies that may take several years to demonstrate the therapeutic benefits, absence of dangerous adverse side effects and cost-effectiveness of these new treatment applications and products.

In the event that InSightec or Gamida does not receive regulatory approval to market and sell their products it would have a material adverse effect on their respective sales and results of operations.

If the approved ExAblate systems do not achieve broad market acceptance, InSightec will not be able to generate sufficient sales to support its business.

InSightec must achieve broad market acceptance of the approved ExAblate systems among physicians, patients and third-party payors in order to generate sufficient sales to support its business. Physicians will not recommend the use of any of the approved systems unless InSightec can demonstrate that it produces results comparable or superior to existing alternative treatments. If long-term patient studies do not support InSightec’s existing clinical results, or if they indicate that the use of the particular approved systems has negative side effects on patients, physicians may not adopt or not continue to use them. Even if InSightec demonstrates the effectiveness of the approved systems, physicians may still not use the systems for a number of other reasons. Physicians may continue to recommend traditional treatment options simply because those methods are already widely accepted and are based on established technologies. Patients may also be reluctant to undergo new, less established treatments. If, due to any of these factors, the approved ExAblate systems do not receive broad market acceptance among physicians or patients, InSightec will not generate significant sales.  In this event, InSightec’s business, financial condition and results of operations would be significantly harmed, and InSightec’s ability to develop additional treatment applications for the ExAblate would be adversely affected.

If physicians, hospitals and other healthcare providers are unable to obtain coverage and sufficient reimbursement from third-party healthcare payors for treatment procedures using the ExAblate, InSightec may be unable to generate sufficient sales to support its business.

Demand for commercial use for the ExAblate is likely to depend substantially on the extent to which sufficient reimbursement for treatment procedures using InSightec’s system will be available from third-party payors, such as private health insurance plans and health maintenance organizations and, to a lesser degree, government payor programs, such as Medicare and Medicaid.  Reimbursement practices vary significantly from country to country and within some countries, by region. InSightec believes that third-party payors will not provide reimbursement on a national basis for treatments using the ExAblate, unless InSightec can generate a sufficient amount of data through long-term patient studies to demonstrate that such treatments produce favorable results in a cost-effective manner relative to other treatments. Furthermore, InSightec could be adversely affected by changes in reimbursement policies of private healthcare or governmental payors to the extent any such changes affect reimbursement for treatment procedures using the ExAblate. If physicians, hospitals and other healthcare providers are unable to obtain sufficient coverage and reimbursement from third-party payors for treatment procedures using the ExAblate, InSightec may be unable to generate sufficient sales to support its business.

InSightec’s future growth substantially depends on its ability to develop and obtain regulatory clearance for additional treatment applications for the ExAblate.

InSightec has received regulatory approvals to market the ExAblate in the United States, Israel, Canada, Russia, Brazil, Mexico, Korea, Taiwan, Australia, New Zealand, Singapore, Japan and the European Union Economic Area ("EEA"), which is comprised of the member nations of the European Union and certain additional European nations, solely for the treatment of uterine fibroids. In addition, in May 2007 InSightec received CE-marking (approval to market in the EEA), in January 2008 it received Israeli approval and in October 2012 it received FDA approval for pain palliation of bone metastases. Finally, in December 2012, InSightec’s ExAblate Neuro system received the CE-marking for the treatment of neurological disorders in the brain including essential tremor, Parkinson’s disease and neuropathic pain. However, clinical experience for the bone metastases and for the neurological disorders in the brain application is still in the early stages and therefore commercial acceptance is expected to take some time. InSightec’s objective is to expand the use of the ExAblate by developing and introducing new treatment applications. InSightec is currently in various stages of product development and clinical studies for a number of new treatment applications for the ExAblate. It will be required to obtain FDA approval in the United States and other regulatory approvals outside of the United States before marketing the ExAblate for these additional treatment applications. InSightec cannot guarantee that InSightec’s product development activities for these other applications will be successful and in such event, InSightec’s future growth will be harmed. In particular, InSightec’s future curative oncology treatment applications are subject to significant risks since these applications must be able to demonstrate complete ablation of malignant tumors, or meet or exceed the current medical standard related to the oncology application in question. If InSightec is unable to demonstrate this degree of efficacy, its future curative oncology treatment applications may not prove to be successful.  In addition, assuming product development is successful, the regulatory processes can be lengthy, lasting many years in some cases, and expensive. We cannot assure that FDA approval or other regulatory approvals will be granted.

In order to obtain FDA clearance and other regulatory approvals, and to obtain reimbursement coverage for use of the ExAblate treatment for additional applications, InSightec is required to conduct extensive clinical studies which may take several years to demonstrate the therapeutic benefits, absence of dangerous adverse side effects and cost-effectiveness of these new treatment applications and products. Clinical trials are expensive and may take several years to complete. If future clinical trials indicate that the ExAblate is not as beneficial or cost-effective as existing treatment methods, or that such products cause unexpected complications or other unforeseen adverse events, InSightec may not obtain regulatory clearance to market and sell the ExAblate for these additional treatment applications or obtain reimbursement coverage, and InSightec’s long-term growth would be seriously harmed.

InSightec is dependent on General Electric.

The ExAblate is compatible only with certain Magnetic Resonance Imaging (MRI) systems of GE Healthcare, a division of the General Electric Company ("GE"), which may limit InSightec’s potential market. A significant portion of the MRI systems in use in the United States and elsewhere are not GE MRI systems. On October 17, 2012, InSightec and GE entered into a Technology, Co-operation, and Distribution Agreement (the "Cooperation Agreement") relating, inter alia, to product exclusivity, cooperation with respect to the development and sale of the parties' complementary products, distribution, marketing and sales, intellectual property rights and licenses, sale terms and conditions, and similar items. Under the Cooperation Agreement, InSightec is prohibited from developing systems that would be compatible with MRI systems manufactured by companies other than GE and is, therefore, limited in its target market to potential customers who already own or otherwise have access to a compatible GE MRI system, or are willing to purchase such a system in order to use the ExAblate.  In addition, in the event that GE is unable to effectively market its MRI systems or compete in the MRI market, InSightec’s ability to generate additional sales of the ExAblate may be adversely affected. In addition, InSightec's interface technology relies on GE's intellectual property rights and licenses. If and in the event GE will terminate those IP licenses (such as in the case of transfer of shares of InSightec to a competitor of GE), InSightec’s ability to support its products and generate additional sales of the ExAblate may be adversely affected.

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

This dependence and reliance of InSightec on collaboration with GE might deter potential investors and business partners.

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

InSightec and Gamida are dependent on further capital investments.

Until InSightec achieves broad market acceptance of the ExAblate and is able to generate sufficient sales to support its business and until Gamida begins selling its products and generating positive cash flow, each of them will need to obtain additional capital investments to support its business in general and, in particular, its significant research and development costs and expenses. The current volume of sales and backlog of InSightec will not suffice to maintain its current cash burn-rate and expenditure levels. Each of InSightec's or Gamida's inability to obtain additional funding sources, particularly capital investments, might have a material adverse effect on its business and/or ability to continue its operations.

If InSightec and Gamida are unable to protect their intellectual property rights, their competitive position could be harmed. Third-party claims of infringement could require InSightec and Gamida to redesign their products, seek licenses, or engage in future costly intellectual property litigation, which could impact InSightec’s and Gamida's future business and financial performance.

InSightec’s and Gamida's success and ability to compete depends in large part upon their ability to protect their proprietary technology. InSightec and Gamida rely on a combination of patent, copyright, trademark and trade secret laws, and on confidentiality and invention assignment agreements, in order to protect their intellectual property rights. A few of InSightec’s patents were transferred to InSightec from GE at the time of its formation, and GE retains a non-exclusive license to make, use and sell products covered under these patents (including improvements to those patents that were developed by InSightec) without InSightec’s permission. The Cooperation Agreement sets forth cross-licensing arrangements on a non-exclusive basis. A a result, InSightec is exposed to the risk that GE may grant licenses for the same intellectual property rights to third parties who might compete with InSightec (subject, however, to the product exclusivity provisions under the Cooperation Agreement, which limits GE from pursuing such competition).

The process of seeking patent protection can be long and expensive, and there can be no assurance that InSightec’s and Gamida's existing or future patent applications will result in patents being issued, or that InSightec’s and Gamida's existing patents, or any patents, which may be issued as a result of existing or future applications, will provide meaningful protection or commercial advantage to InSightec and Gamida.

Claims by competitors and other third parties that InSightec's or Gamida's products allegedly infringe the patent rights of others could have a material adverse effect on InSightec’s or Gamida's business.  Any future litigation, regardless of outcome, could result in substantial expense and significant diversion of the efforts of InSightec’s and Gamida's technical and management personnel. An adverse determination in any such proceeding could subject InSightec and Gamida to significant liabilities or require InSightec or Gamida to seek licenses from third parties or pay royalties that may be substantial.

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

Elbit Fashion may be unable to compete favorably in the highly competitive fashion retail industry and its competitors may have greater financial, geographic and other resources.

The sale of fashion retail is highly competitive. Elbit Fashion competes directly with a number of Israeli and international brands some of which have longer operating histories and enjoy greater financial and marketing resources than Elbit Fashion. For example, as a result of their greater financial and marketing resources, Elbit Fashion’s competitors may have the ability to obtain better geographic locations for their stores in commercial and entertainment centers, with better traffic flow and access to customers, which would have a positive impact on their sales.

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

Elbit Fashion has no control over fluctuations in the cost of the raw materials it uses and a rise in costs could harm its profitability.

Elbit Fashion buys its inventory from an international supplier, which is responsible for the design and manufacturing of all of Elbit Fashion’s products. The prices of the inventory that Elbit Fashion purchases from such supplier are dependent on its manufacturing costs. Manufacturing costs are substantially dependent on the prices of raw materials and level of wages in the countries where the products are manufactured. Therefore, an increase in the manufacturing costs will cause an increase in Elbit Fashion’s cost of goods sold and Elbit Fashion may not be able to pass on the increased costs to its customers. Such increased costs would likely adversely affect Elbit Fashion’s profitability, operational results and its financial condition.

A devaluation of the NIS against foreign currencies could harm Elbit Fashion’s profitability.

Elbit Fashion buys the entire inventory that it markets and sells from an international supplier. The purchase price of this inventory is in Euro while the selling price of such inventories in Israel is in NIS. Therefore, a devaluation of the NIS against the Euro will cause an increase in Elbit Fashion’s cost of goods sold expressed in NIS, and Elbit Fashion may not be able to pass the increased costs to its customers. This would likely adversely affect Elbit Fashion’s profitability, operational results and its financial conditions.

RISKS RELATING TO ISRAEL

Security and economic conditions in Israel may affect our operations.

We are incorporated under Israeli law and our principal offices are located in Israel. In addition, our operations in our other lines of business, such as Elbit Fashion and venture capital investments operate in Israel. Political, economic and security conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, various armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians, and negotiations between Israel and representatives of the Palestinian Authority in an effort to resolve the state of conflict have been sporadic and have failed to result in peace. The establishment in 2006 of a government in the Gaza territory by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. In each of December 2008 and November 2012, Israel engaged in an armed conflict with Hamas, each of which involved additional missile strikes from the Gaza Strip into Israel and disrupted most day-to-day civilian activity in the proximity of the border with the Gaza Strip.

In addition, acts of terrorism, armed conflicts or political instability in the region could negatively affect local business conditions and harm our results of operations. We cannot predict the effect on the region of any diplomatic initiatives or political developments involving Israel or the Palestinians or other countries in the Middle East. Recent political events in various countries in the Middle East (including the ongoing civil war in Syria) have shaken the stability of those countries. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us.

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

Many of our directors, officers and employees are obligated to perform military reserve duty in Israel, and we cannot assess the potential impact of these obligations on our business.

Our directors, officers and employees who are male adult citizens and permanent residents of Israel under the age of 45 are, unless exempt, obligated to perform annual military reserve duty and are subject to being called to active duty at any time under emergency circumstances. The deteriorating security situation in the Middle East has caused, and may continue to cause, a sharp increase in the army reserve obligations of our directors, officers and employees who are subject to such reserve duty obligations. We cannot assess the full impact of these obligations on our workforce or business if conditions should change.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

Service of process upon our directors and officers, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since the majority of our assets and all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States. Additionally, it may be difficult to enforce civil liabilities under U.S. federal securities law in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum to bring such a claim.  In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim.  If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process.  Certain matters of procedure will also be governed by Israeli law.  There is little binding case law in Israel addressing these matters.

However, subject to time limitations, Israeli courts may enforce a U.S. judgment in a civil matter that, subject to certain exceptions, is non-appealable, if:

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was rendered by a court of competent jurisdiction, in compliance with due process and the rules of private international law prevailing in Israel;

•	the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

•	no action between the same parties in the same matter is pending in any Israeli court at the time the lawsuit is instituted in a U.S. court; and

•	the laws of the state in which the judgment was rendered provide for the enforcement of judgments of Israeli courts.

Provisions of Israeli law may delay, prevent or make more difficult a merger or other business combination, which may depress our share price.

Provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us.  The Companies Law generally provides that a merger be approved by the board of directors and a majority of the shares present and voting on the proposed merger.  For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares not held by the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager) have voted against the merger.  Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the surviving company.  Finally, a merger may not be completed unless at least (i) 50 days have passed since the filing of a merger proposal signed by both parties with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become (i) a 25% or greater shareholder of the company unless prior to such acquisition there is already another 25% or greater shareholder of the company_ or (ii) a 45% or greater shareholder of the company unless prior to such acquisition there is already a 45% or greater shareholder of the company. In any event, if as a result of an acquisition of shares the purchaser will beneficially own more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the remaining shares. Shareholders may request an appraisal in connection with a tender offer for a period of six months following the consummation of the tender offer, but the purchaser is entitled to stipulate that any tendering shareholder surrender its appraisal rights.

Finally, Israel tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges its ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

The described restrictions could prevent or make more difficult an acquisition of us, which could depress our share price.

RISKS RELATING TO EASTERN EUROPE

We are subject to various risks related to our operations in Eastern Europe, including economic and political instability, political and criminal corruption and the lack of experience and unpredictability of the civil justice system.

Many of the Eastern European countries in which we operate are countries which were allied with the former Soviet Union under a communist economic system, and they are still subject to various risks. Certain Eastern European countries, in particular those countries that are not expected to join the European Union in the near future, are still economically and politically unstable and suffer from political and criminal corruption, lack of commercial experience, unpredictability of the civil justice system, land expropriation, changes in taxation legislation or regulation, changes to business practices or customs, changes to laws and regulations relating to currency repatriation and limitations on the level of foreign investment or development. Certain Eastern European countries also continue to suffer from high unemployment and low wages. These risks could be harmful to us and are very difficult to quantify or predict. Although many governments of Eastern European countries have liberalized policies on international trade, foreign ownership and development, investment, and currency repatriation to increase international trade and investment, such policies might change unexpectedly. We will be affected by the rules and regulations regarding foreign ownership of real and personal property. Such rules may change quickly and dramatically and thus may have an adverse impact on ownership and may result in a loss without recourse of our property or assets. Domestic and international laws and regulations, whether existing today or in the future, could adversely affect our ability to market and sell our products and could impair our profitability. For example the restriction on large retail outlets, approved by the government of Hungary in January 2012 have contributed to an already-difficult commercial environment due to the imposition of taxes and penalties that have prompted banks to dramatically cut lending. Unpredictable policy changes are accelerating reduced investments by real estate investors as funding from Hungary's primarily Western European-owned banks becomes more restricted.

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

The economic crisis in the Balkans is also placing stress on the real estate industry, which has been experiencing difficulties since late 2008. The cost of real estate has fallen by approximately 30% to 50% across the region, and plans for developing industrial or tourist projects have been terminated or postponed. If the current trend continues, future prospects for the industry in this region are limited and could adversely affect our ability to develop and sell our projects there.

While the Greek government has overcome a number of obstacles, and the pace of contraction there continued to ease in 2012, in light of a negative short-term outlook, areas of the economy that remain in recession and currency instability due to the Euro, targeted policies at future growth industries and restoring confidence will be required to restore sustainable growth.

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

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector and significantly reducing the roles of the state governments in the Indian economy as producers, consumers and regulators. The Indian Government has announced policies and taken initiatives that support the continued economic liberalization pursued by previous governments. However, this trend of liberalization may not continue in the future. The rate of economic liberalization could change, and specific laws and policies generally affecting, among other things, foreign investments, currency exchange, local taxation legislation, repatriation of profits and other matters affecting our investments, as well as specifically affecting the sectors of commercial activity in which we operate, could also change. A significant shift in India’s economic liberalization and deregulation policies could materially adversely affect business and economic conditions in India generally, as well as our business operations in particular. In addition to potential economic instability, the Indian economy and business practices are relatively new and evolving, and there have been some instances of political and criminal corruption. Furthermore, India continues to suffer from high unemployment, low wages and low literacy rates. These risks could be harmful to us and are very difficult to quantify or predict.

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

While we believe that the skills and experiences that we have acquired through sourcing sites and developing and selling commercial and entertainment centers in the emerging markets in CEE can be applied successfully to projects in India or in other countries, this cannot be guaranteed. The differences between emerging markets in CEE and emerging markets in India or other countries, such as differing mentalities, social and business cultures, legal structures and systems, integrity of the courts, and restrictions on foreign ownership of real estate, may mean that our success in developing and selling commercial and entertainment centers in CEE may not be replicated in India or in other countries.

Limitations by the Indian government to invest in India may adversely affect our business and results of operations.

Under the Indian government's policy of Foreign Direct Investment ("FDI Policy"), an acquisition or investment in an Indian sector or activity, in particular in the commercial and entertainment centers business, which does not comply with certain limitations, is subject to governmental approval. With respect to the real estate sector, these limitations include, among other things, a minimum investment, minimum size of land to be acquired or built-up  and restrictions on selling an undeveloped land without governmental approval. In addition, under the FDI Policy it is not permitted for foreign investors to acquire agricultural land for real estate development purposes. There is no assurance that we will comply with the limitations prescribed in the FDI Policy in order to not be required to receive governmental approvals. Failure to comply with the requirements of the FDI Policy will require us to receive governmental approvals which we may not be able to obtain or which may include limitations or conditions that will make the investment unviable or impossible, and non-compliance with investment restrictions may result in the imposition of penalties. This would have an adverse effect on our business and results of operations.

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

In certain projects we rely on local joint venture partners, and in the event that these partners do not perform their obligations, such partners and we have different interests or disputes arise between such partners and us, this could have a material adverse effect on our financial condition and results of operations.

In certain projects we rely on local joint venture partners to work with us in developing the project, which, in certain cases, may be awarded the performance of construction work, obtaining of permits, marketing and sales or any combination of the above. In such projects, we rely on our partner to perform its scope of work under the joint venture or joint development agreement. If our partner does not perform for any reason (either due to default, bankruptcy or other reasons), or if we cannot enter into agreements with the partner to perform these tasks on terms acceptable to us or at all, we will incur additional costs, or enter into a deadlock, which will have an adverse effect on our business. Such occurrences may cause delays in construction, thus exposing us to a loss of our competitive advantage. By relying on partners, we become subject to a number of risks relating to these entities, such as different standards of quality of performance and work ethics, performance delays, construction defects, breach or non-performance of agreements and the financial stability of the partner.

Some of our projects are held through joint venture arrangements with third parties with whom we share ownership and control of such assets. As a result, these arrangements entail risks in addition to those associated with projects in which we own a controlling interest, including the possibility that: our joint venture partner may (i) at any time have economic or other business interests that are inconsistent with ours; (ii) be in a position to take action contrary to our instructions or requests, or contrary to our policies or objectives, or frustrate the execution of acts which we believe to be in the interests of any particular project; (iii) have different objectives than us, including with respect to the appropriate timing and pricing of any sale or refinancing of a development and whether to enter into agreements with potential contractors, tenants or purchasers; (iv) become bankrupt or insolvent; and (v) fail to provide equity finance or furnish collaterals to financing third parties in which case we may be required to provide financing to make up any shortfall.

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

ITEM 4.                 INFORMATION ON THE COMPANY

A.            HISTORY AND DEVELOPMENT OF THE COMPANY

Elbit Imaging Ltd. was incorporated in 1996 under the laws of the State of Israel. Our shares are listed on the NASDAQ Global Select Market (ticker symbol: EMITF) and on the Tel Aviv Stock Exchange ("TASE"). Our executive offices are located at 8 Kinneret Street, Bnei Brak 51261, Israel. You may reach us by telephone at (972-3) 608-6000 or by fax at (972-3) 608-6050. Our address in the U.S. is c/o Elscint, Inc., 747 Third Avenue, 4th Floor, New York, N.Y. 10017-2803.

For a summary of our recent acquisitions, dispositions and other activities and of our capital expenditures and divestitures during the years 2010, 2011 and 2012 and that are currently in progress, see “Item 5. Operating and Financial Review and Prospects - Overview.”

Recent Events

Filing of Plan of Arrangement

On May 8, 2013, we filed a motion with the Court to convene meetings of our unsecured creditors and shareholders for the approval of the Arrangement under Section 350 of the Companies Law. For details regarding the terms and conditions of the Arrangement, see "Item 10.C – Additional Information – Material Contracts" below.

Suspension of Payment of Principal and Interest under Notes

Our business activity is characterized by cycles of entrepreneurship-development-improvement-realization, with the objective to create value to our assets and as a result, to our company. Our cash flow is dependent upon maintaining synchronization between the realization timetables to the payment schedules of our indebtedness. Until the end of 2012 we were generally able to successfully implement our business plan and satisfy all our payment milestones when tdue. At the beginning of 2013, we experienced an occurrence of events not under our control, which had an adverse effect on our cash flow, and due to markets conditions and delays in projects' timetables we experienced difficulties in realizing our assets at fair commercial values. Those difficulties were attributed  number of factors, including delays in the obtainment of permits and licenses from municipal and planning authorities and the hardening of financing policies by banks and financial institutions for the financing of our projects (both for entrepreneurs and potential purchasers). In addition, PC's note holders had threatened to take legal action to  prevent PC from distributing dividend out of which we expected to receive an amount of NIS 100 million (approximately $27 million). As a result we have suffered a decrease in our rating, which itself imposed more difficulties on our obtaining financing and, in addition, certain financing alternatives that we had been investigating did not come to fruition.

Our distressed cash flow needs, on the one hand. and the amount of our debt that was to become due during 2013 required that, while taking into account the various interests of our creditors and of us,, we pursue a comprehensive long-lasting solution to deal with the debt structure of our Company that will suit the nature of our operations.

On January 14, 2013, following the rating downgrades of our Notes announced by Midroog and Maalot, the trustees of the Series E, F, G and 1 notes convened a meeting of note holders at which the note holders decided to appoint a representative (the "Representative") that was authorized to investigate the possibility of reaching an arrangement of our debt. Thereafter the Series C and D note holders decided to participate and utilize the same Representative, and on April 22, 2013, the Series A note holders also decided to cooperate with the Representative in the pursue of a restructuring of our debt. On January 27, 2013, the Series B note holders had decided to appoint a separate representative, which was authorized to take legal action in order to protect the interests of the Series B note holders.

On January 6, 2013, we requested PC to convene an extraordinary general meeting of shareholders at which the shareholders would consider the distribution of a dividend from PC’s free distributable reserves in the amount of approximately €30 million. Consequently, the holders of PC's notes decided to engage legal counsel and authorized them to initiate legal proceedings to prevent the distribution of the dividend. Accordingly, on January 21, 2013, PC published a letter that it received from the trustees and representatives of the holders of PC's Series A and Series B notes that demanded that PC desist from distributing a dividend to its shareholders and stated that legal proceedings may be taken in the event that PC proceeds with the distribution of the dividend. A similar letter was delivered to us on January 29, 2013. In addition to the above, the likelihood that we will be able to realize part of our holdings in PC was reduced.

According to the repayment schedule of our Series A and Series B notes, on February 20, 2013 we were required to pay the holders of those notes principal and interest in the aggregate amount of approximately NIS 82 million.

In light of these factors, on February 3, 2013 the trustees of our Series E and Series 1 notes informed us that in meetings of holders of the Series E and 1 notes they were authorized to take legal action against us to prevent the making of these payments. The Series A and B note holders demanded that we timely make the upcoming payments while all the other note holders demanded that we refrain from making those payments, as well as from making payments under our bank loans, and stated that otherwise they would initiate legal proceedings against us to prevent it.

In connection therewith, although we had enough cash on hand to fully make those upcoming payments, on February 5, 2013, we announced that the board of directors had authorized our management to commence accelerated negotiations with the trustees and representatives of all the Note holders, in an attempt to formulate an agreement with all the Note holders that will enable us to fulfill all our obligations. In addition, in light of the damage that is likely to be caused to us and to all our creditors if we are involved in legal proceedings, and in order to allow us to engage in the process of negotiations mentioned above to the fullest extent and in a manner that is quick and efficient, our the board of directors decided, at this stage, to accede to the demands of the Note holders and to delay the payment of principal to the holders of the various series of Notes until the conclusion of negotiations. As a result of the decision of our board of directors, we requested from the trustees of the Series A and Series B Notes to delay the period of payment of the principal component from the payments until April 1, 2013 (and to delay accordingly the effective date of the payments).

On February 19, 2013 the Board of Directors decided, after assessment of our current situation, taking into account our needs, the complexity of the negotiation process in reaching an agreement with all the relevant parties about a possible Arrangement, and the divergent positions of various parties in respect to the payment of interest to the holders of the Notes, to suspend also the interest payments to all Note holders, and to re-assess the situation as it develops from time to time. As of the date of this annual report we have not resumed making interest and principal payments to the Note holders.

On February 21, 2013, the trustees of the Series C-G and 1 notes requested to Court to appoint an expert to examine and opine on the arrangement of our unsecured debt, and on March 11, 2013 the Court appointed Mr. Roni Alroy, CPA.

On March 19, 2013 we entered into the Letter of Undertakings with the Trustees of our Series 1, C, D, E, F and G note holders, in the framework of which we undertook to fully cooperate with the Trustees, the Representative and anyone acting of their behalf to enable them to conduct a due diligence investigation with respect to the financial condition of our company for the objective of negotiating an arrangement and/or providing recommendations to the Note holders as to any arrangement and/or relating to available courses of action to protect the Note holders’ rights pursuant to the respective Notes and the exercise thereof, subject to confidentiality obligations. In addition, we further undertook that during the period commencing March 19, 2013 and until the end of the period of 14 days from the date on which we notify the Trustees of our intention to terminate the Letter of Undertaking for any reason, we and the entities under our control (excluding PC), will not, inter alia, make any further payment to Note holders and financial creditors (except for payments to secured creditors that are due and payable in accordance with the terms thereof provided that the source of the funds used for the repayment of such secured debt was generated from the secured assets), enter into related party transactions, allocate dividends, dispose of any material asset, provide any guarantee and/or enter into any transaction not in the ordinary course of business, without providing the trustees a 14-day prior written notice and all relevant information.

Summary of Terms

On February 27, 2013, we reached a non-binding summary of terms with York Capital Management Global Advisors, LLC on behalf of certain funds and/or accounts managed by it or its affiliates ("York") and Davidson Kempner Capital Management LLC on behalf of certain funds and/or accounts managed by it or its affiliates ("DK", and collectively with York, the "Funds") with respect to the proposed restructuring of our outstanding indebtedness. York held in the aggregate approximately 20% and DK held in the aggregate approximately 15%, respectively, of the accrued and unpaid balance of the Notes as of that date. On March 17, 2013 we announced certain clarifications to the non-binding summary of terms and announced our proposed plan of Arrangement and convened a meeting of our Note holders at which we presented the plan to our Note holders and their trustees.

On May 8, 2013, we filed a motion with the Court to convene meetings of our unsecured creditors and shareholders for the approval of the Arrangement under Section 350 of the Companies Law. The terms and conditions of the Arrangement were based on the summary of terms with certain modifications and resulted from discussions with representatives of the holders of the various series of our Notes, certain Note holders including York and DK, other creditors and Mordechay Zisser. Upon our filing of the proposed Arrangement with the Court, the summary of terms dated February 27, 2013 with York and DK with respect to the proposed restructuring of our outstanding indebtedness expired.

Dispute between Controlling Shareholder and the Bank

On February 28, 2013, Europe-Israel and Mordechay Zisser informed the Company that the Bank had taken legal action to foreclose on its liens on the assets of Europe-Israel, including the ordinary shares of the Company securing Europe-Israel's obligations under the loan agreement. On April 7, 2013 Europe-Israel informed the Company that the parties had reached an agreement that the temporary foreclosure proceedings would be terminated and that the Bank's attorney will be appointed as a trustee on behalf of the Court with regards to the ordinary shares of the Company held by Europe-Israel and securing Europe-Israel's obligations under the loan agreement and for the monitoring of the negotiations regarding a restructuring of the outstanding indebtedness of the Company.

Dispute with Bank Leumi

On March 20, 2013, we received a letter from Bank Leumi demanding repayment within ten days of the outstanding balance of approximately $14.1 million (approximately NIS 53 million) due primarily under the loans made by Bank Leumi to us. Bank Leumi stated that it was taking this action in light of our current financial condition and our having informed Bank Leumi that we would not be making the upcoming payment to it on March 29, 2013 of principal and interest due under the loans. Bank Leumi also informed us that it had placed a freeze on certain accounts maintained by us in which we hold cash and trading securities in the amount of approximately NIS 13 million (approximately $3.5 million) with Bank Leumi ("Leumi Accounts") until the outstanding amounts due are repaid. Bank Leumi also notified us that it has reserved all its rights in the event all outstanding amounts under the loans are not repaid within ten days, including offsetting any amounts in the Leumi Accounts against the outstanding amounts. Subsequently Bank Leumi has offset NIS 4.4 million (approximately $1.2 million), which represents due but unpaid amounts, in the Leumi Accounts towards repayment of the outstanding principal and interest owed to it.

Class Action Lawsuits

A purported class action lawsuit was filed on February 25, 2013 by one of our Note holders in the Court against us, our controlling shareholders, officers and others. The complaint requests that the court recognize the lawsuit as a valid class action and alleges, among other things, that our announcements on February 5, 2013 and February 19, 2013 that we would suspend principal and interest payments to our Note holders, respectively, constituted a breach of the trust agreements relating to our Series A and Series B notes.  The lawsuit seeks damages in the amount of NIS 240 million (approximately $64 million).

In addition, a purported class action was filed on April 11, 2013 by a holder of our Series B notes in the Court against us, based on the non-payment of amounts due under the Notes and alleging that our suspension of payments on the Series A and B notes resulted from our failure to timely identify and react to the decline in our business and that our Notes repurchase program had wasted our assets. The lawsuit seeks damages in the amount of approximately NIS 82 million (approximately $22 million). On April 18, 2013, the plaintiff under this claim requested the Court to consolidate the other class action with this action and to hold the hearing as to both cases jointly. At this point the Court has ordered a response from all parties with respect to the joint hearing of the two claims.

Request from Trustees of Series B Notes for Liquidation

On April 4, 2013, trustees of our Series B notes, which represented an outstanding balance of approximately NIS 16.5 million (approximately $4.4 million), submitted a motion to the Court to appoint a temporary liquidator and liquidate our company due to our suspending of making payments of principal and interest under the Notes. On April 14, 2013, we submitted a statement of defense with respect to the motion to appoint a temporary liquidator. On April 22, 2013 the trustee of the Series B notes and we filed with the Court a joint application to delay the filing of further pleadings until May 8, 2013, stating that if by that time we will file with the Court a plan of arrangement under Sectios 350 of the Companies Law the trustee of the Series B notes would reconsider their petition to appoint a temporary liquidator. On May 7, 2013 the trustees submitted a request to withdraw the motion to appoint a temporary liquidator, which was accepted by the Court. The Court has scheduled a hearing on July 3, 2013 for the motion to liquidate our company.

B.           BUSINESS OVERVIEW

We operate primarily in the following principal fields of business:

•
Commercial and Entertainment Centers - Initiation, construction and sale of commercial and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through PC. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale;

•	Hotels - Hotel operation and management;

•
Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine;

•	Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and

•	Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

During 2012, we completed a transaction to sell all of our investments in commercial centers in the United States. In addition, as discussed below in 2012 we lost control over InSightec. Accordingly, both of these operations are presented in these financial statements as discontinued operations. Nonetheless, it is our intention to pursue additional investments in the retail and commercial real estate sectors in the United States and Western Europe in the event of, and immediately following, the consummation of the Arrangement.

In addition, we make venture capital investments in different start-up and emerging corporations. However, the results of this activity are not material to our company, and this activity is not a material segment of our company.

Commercial and Entertainment Centers

This business includes mainly commercial and entertainment centers which are currently under construction and/or development in capital and important regional cities in various countries in CEE and India. In addition to the commercial and entertainment centers business, our real estate portfolio includes certain mixed-use real estate projects which include predominantly commercial and entertainment centers combined with other elements of operations, including offices, residential units, conference centers and leisure facilities. In this segment, we also include other real estate projects, such as office buildings. In this annual report, we refer to all projects mentioned above, as “commercial and entertainment centers.” Construction or development of each such project is generally conducted through a special purpose project corporation, owned by PC. In certain cases, such special purpose corporation is held as a joint venture with project partners.

As at the date of this annual report, our commercial and entertainment segment of operations includes a total of seven operating projects and 26 projects in various stages of planning, development and construction, including 14 commercial and entertainment centers, 14 mixed-use projects and one office building. Our projects are located in Bulgaria, the Czech Republic, Greece, Hungary, India, Latvia, Poland, Romania and Serbia.

Business Concept and Strategy

Our main focus in this field of operations is development and construction of new commercial and entertainment centers and redeveloping existing centers, where there are significant redevelopment potential, in both capital cities and important regional centers and the subsequent sale of such centers.

Our commercial and entertainment centers vary in size and may range between 8,000 square meters and 70,000 square meters gross lettable area (“GLA”), but we may develop larger commercial and entertainment centers if our development criteria are met. We develop commercial and entertainment centers whose size, tenant mix and design are dictated by market demand, and that take into account particular factors such as the size of the local population (generally a minimum of 50,000 people), the socio-economic status of the population, any competing commercial and entertainment centers in the locality, local retail demand (whether for fashion, grocery, local convenience stores or entertainment) and the location of the site (whether city center or suburban).

Our centers are principally comprised of two elements: commercial and entertainment.

The commercial element is comprised of large retail anchor tenants (such as C&A, H&M, Match, New Yorker, Peek&Cloppenburg, Tesco and the Inditex brands). These anchor tenants form the basis of the shopping areas around which smaller boutiques, international brands (such as Adidas, Aldo, Hugo Boss, Esprit, Mango, Mexx, Nike, Reserved and Sephora) and local retailers create a carefully balanced tenant mix to meet local demand. Leases with anchor tenants generally run for a term of ten to fifteen years, with an option to extend. Leases with semi-anchor tenants are usually for a term of five to ten years, while standard units are usually leased for three to five years.

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

Our business concept and strategy for our commercial and entertainment centers include the following elements:

Development: develop modern western-style commercial and entertainment centers and mixed-use developments in the capital and regional cities of selected countries, primarily in CEE and India, for the medium and long term.

Acquisitions: acquire operating shopping centers that show significant redevelopment potential (either as individual assets or as portfolios) for refurbishment and subsequent re-sale.

Although the above criteria relate to the selection of target countries and potential development sites, we also apply these criteria to existing shopping centers which we identify as having redevelopment potential, either for the expansion of an existing project, or, where it becomes no longer possible or feasible to develop a commercial and entertainment center in the site, consider developing the site for alternative uses, such as office or residential use.

Pre-sale: Where prevailing market and economic conditions are favorable, we may pre-sell the centers prior to, or after, commencement of construction or redevelopment.

Where the opportunity exists in CEE and India, we may extend developments beyond commercial and entertainment centers by leveraging our strengths and drawing upon our experience and skills to participate in residential, hotel, office and other development schemes where such developments form part of integrated large scale business and leisure developments.

We also continually assess and consider specific development opportunities that satisfy our development parameters and investment criteria in countries not previously targeted by us. We constantly seek to acquire high yielding mature assets or invest in interesting new markets, where clear and, sometimes, exceptional opportunities may arise to enhance capital and income.

Our strategy in CEE is to dispose of a commercial and entertainment center upon completion of construction. The lingering real estate and financial crisis in CEE over the last four years has forced PC's management to revise its approach for accomplishing its business model of selling its completed commercial centers by extending the time period during which completed commercial centers can be sold. Specifically, this change in the economic environment has forced PC to lengthen the time period required to reach the required occupancy threshold and to hold the commercial centers, but only during the interim period required to reach the minimum occupancy threshold necessary for the property to be attractive to potential buyers and to allow us to attempt to achieve the best price for its completed commercial centers. Accordingly, given the existing market conditions in India and CEE, we estimate the time period required to develop, construct and sell our projects in India and CEE is 5-8 years.

During the last few months of 2008 there was extraordinary turbulence in economic and financial markets worldwide which impacted considerably on activity in real estate markets worldwide, with the lack of availability of financing being a key factor behind the dramatic slowdown in investment transactions. Although debt market conditions slightly improved in 2009 and the slowdown was still felt in 2010, 2011 and 2012, and the repercussions of the global recession are ongoing and PC's management estimates that they will continue to have an impact on current and potential tenants for some time. With this in mind, PC will continue to take a targeted approach to its development pipeline, concentrating on projects where it sees the strongest retail demand and in countries which have shown relative resilience during the economic crisis. The two projects that PC has started construction on in the second half of 2010, in Torun, Poland and Kragujevac, Serbia, reflect this strategy as demonstrated by the level of pre-leases PC has achieved prior to construction and its ability to secure development finance on these sites.

During 2010 PC commenced the construction of two developments in Torun in Poland and Kragujevac in Serbia. Torun was completed and opened in November 2011 and Kragujevac was completed and opened in March 2012. The remainder of PC's development pipeline projects are in various stages of design, awaiting to receive permits or under construction. Commencement of these projects will depend, amongst other things, on the availability of external financing. Our projects in the commercial and entertainment centers business are divided into four principal project categories: (i) operating projects; (ii) commercial and entertainment centers under development; (iii) mixed-use projects with predominant retail characteristics, under development; and (iv) other projects (offices and other yielding real estate projects). Set forth below is information with respect to the projects in each category.

Operating Projects

Riga Plaza - Riga, Latvia

In March 2009, PC opened the Riga Plaza in Latvia. This commercial and entertainment center is located on the west bank of the Daugava River, and is comprised of a three-floor commercial and entertainment center with a GLA of approximately 49,000 square meters and over 1,500 parking spaces. It houses over 140 stores, anchored by a supermarket on the ground floor, an eight-screen multiplex cinema and a 2,000 square meter bowling and entertainment area.

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

Liberec Plaza - Liberec, Czech Republic

In March 2009, PC opened the Liberec Plaza, in the center of Liberec, a city in the north of the Czech Republic. This commercial and entertainment center has a GLA of approximately 17,000 square meters and includes an anchor supermarket, fashion retailers, a Fantasy Park, a food court and restaurants. The center also includes a residential area of 850 square meters and 800 square meters of office space. This center is 100% owned by PC. Management of the Liberec Plaza is conducted by a third party management company.

Zgorzelec Plaza - Zgorzelec, Poland

In March 2010, PC opened the Zgorzelec Plaza in Zgorzelec, Poland, a town in south-western Poland. This commercial and entertainment center has a GLA of approximately 13,000 square meters.  It houses over 60 stores, anchored by a supermarket and brand name fashion retailers and has 300 parking spaces. This center is 100% owned by PC. Certain management services of the Zgorzelec Plaza are conducted by a third party management company.

Suwałki Plaza - Suwałki, Poland

In May 2010, PC opened the Suwałki Plaza in Suwałki, Poland, a town in north-eastern Poland. This commercial and entertainment center has three floors, with a GLA of approximately 20,000 square meters and 450 parking spaces. It houses over 65 stores, anchored by brand name fashion retailers, a three screen cinema, fantasy park bowling and entertainment center and a delicatessen. This center is 100% owned by PC. Management of the Suwałki Plaza is conducted by a subsidiary of PC.

Torun Plaza – Torun, Poland

In November 2011, PC opened the Torun Plaza in Torun, Poland, an 800-year old city of 200,000 inhabitants located in the north-west of Poland. This commercial and entertainment center comprises 40,000 square meters of gross lettable area spread over two floors with approximately 1,100 parking spaces. The center includes an eight screen cinema, fantasy park entertainment center as well as over 120 shops with international and local brands. This center is 100% owned by PC. Certain management services of the Torun Plaza are conducted by a third party management company.

Kragujevac Plaza - Kragujevac, Serbia

In March 2012, PC opened the Kragujevac Plaza in Kragujevac, Serbia, the fourth largest city in Serbia and the capital of the Sumadjia Region in central Serbia. This commercial and entertainment center comprises 22,000 square meters of gross lettable area spread over two floors with approximately 700 parking spaces. The center contains the only cinema and bowling facilities in the area and Circus Playground, as well as over 95 shops with international and local brands. This center is 100% owned by PC.

Koregaon Park Plaza – Pune, India

On March 2, 2012, PC opened its first shopping mall in India, the Koregaon Park Plaza in Pune, the second largest city in the state of Maharashtra. This commercial and entertainment center comprises 41,500 square meters of gross lettable area spread over two and a half floors with approximately 850 car parking spaces and 950 two-wheeler slots. The shopping mall includes a seven screen PVR cinema, the blu-O bowling and Timezone entertainment center as well as over 120 shops with international and local brands. This mall is owned exclusively by PC. In June 2012, a fire occurred at the mall, which resulted in its being temporarily closed for the majority of 2012. As a result, we recorded an impairment of NIS 50 ($13 million) to our trading property asset. PC maintains comprehensive general liability and property insurance, including business interruption insurance, with loss limits that PC believes will entitle it to be insured for the currently foreseeable losses arising from the fire. Based on the insurance company’s valuator report, we determined that it is virtually certain that PC will be reimbursed by the insurance company, and accordingly we recorded a receivable in the amount of NIS 37 million ($10 million).

Commercial and Entertainment Centers under Development

Name of Project	Location	Title	PC Share %1	Approximate Land Area (m2)	Approximate Gross Lettable Area (m2)	Estimated Completion	Status
Lodz Plaza	Lodz, Poland	Perpetual Usufruct	100	50,000	35,000	2015	Planning and development stage
Csiki Plaza	Miercurea Ciuc, Romania	Ownership	100	33,000	16,000	-	Planning and development stage
Uj Udvar2	Budapest, Hungary	Ownership	35	8,700	16,000	-	Operating, currently working on refurbishment plans
Timisoara Plaza	Timisoara, Romania	Ownership	100	32,000	36,000	2015	Planning and development stage
Kielce Plaza	Kielce, Poland	Perpetual Usufruct	100	30,000	33,000	2015-2016	Planning and development stage
Leszno Plaza	Leszno, Poland	Perpetual Usufruct	100	17,000	16,000	2016	Planning and development stage
Visnjicka Plaza	Belgrade, Serbia	Land use rights	100	30,000	40,000	2014-2015	Planning and development stage
Shumen Plaza	Shumen, Bulgaria	Ownership	100	17,000	20,000	2016	Planning and development stage
Slatina Plaza	Slatina, Romania	Ownership	100	20,000	17,000	2016	Planning and development stage
Constanta Plaza	Constanta, Romania	Ownership	100	26,000	18,000	2015	Planning and development stage
Hunedoara Plaza	Hunedoara, Romania	Ownership	100	41,000	13,000	2016	Planning and development stage
Targu Mures Plaza	Targu Mures, Romania	Ownership	100	31,000	30,000	2016	Planning and development stage
Pireas Helios Plaza	Athens, Greece	Ownership	100	15,000	26,000	2015	Planning and development stage
________________

1	Directly or indirectly.
2	Uj Udvar is currently active and has an approximate GLA of 12,000 square meters and approximately 14,000 square meters of parking areas.

Total additional estimated costs of construction, required for completion of all of the above projects and the percentage of pre-leased areas are presented in the following table:

Country	Estimated cost of completion	Percentage Pre-leased *
Poland	€126.6 million (approximately $166.8 million)	-
Romania	€145 million (approximately $191 million)	-
Hungary	€18.4 million (approximately $24.2 million)	-
Serbia	€74.2 million (approximately $97.8 million)	-
Bulgaria	€26.3 million (approximately $34.7 million)	-
Greece	€68 million (approximately $89.6 million)	-
________________

*           In respect of those projects that are under construction.

Mixed-use Projects - Predominantly Retail Projects, Under Development

Name of Project	Location	Title	PC Share %		Approximate Land Area (m2)	Approximate Gross Lettable Area (m2)		Estimated Completion	Status
The Dream Island	Budapest, Hungary	Ownership / land use rights	43.5	1	320,000	350,000	2, 3	2015-2017	Planning and development stage. An exclusive casino license has been awarded.
Casa Radio	Bucharest, Romania	Leasing for 49 years	75	4	97,000	600,000	2, 5	2014-2017	Planning and development stage
Iasi Plaza	Iasi, Romania	Ownership	100		46,500	58,000		2016	Planning and development stage
Belgrade Plaza	Belgrade, Serbia	Ownership	100		9,000	70,000	2	2015	Planning and development stage
________________

1
Indirectly (PC has a 50% shareholding in the joint venture partnership with MKB Bank that has an 87% interest in the consortium which owns the project. The remaining interests are 10% held by a company controlled by the managing director of the consortium and 3% owned by minority shareholders).

2	GBA.
3
This project is expected to include approximately 2,300 hotel rooms in several hotels of different categories, a 3,500 seat convention center, a 1,500 seat opera house, a 3,500 seat multi-purpose theater, a marina with anchorage capacity for 300 vessels, a retail area with approximately 50,000 square meters of GLA including a prestigious ‘Designer avenue’, a Roman cultural museum, and parking facilities for approximately 5,500 vehicles, as well as a casino of 40,000 square meters. The project is currently in the planning phase.

4
Other investors in the project include the Government of Romania, which will procure that the project company is granted the necessary development and exploitation rights in relation to the site for a 49-year period in consideration for a 15% interest in the project and an additional developer which holds 10%.

5
The project will consist of a complex with a planned GBA of approximately 600,000 square meters (including parking), and will include a commercial and entertainment center of approximately GLA of 100,000 square meters, with a hypermarket of approximately 6,500 square meters, a hotel of 35,000 square meters (320 rooms), an apartment hotel of 18,000 square meters, a ferris wheel, a conference center of 14,000 square meters and 140,000 square meters of offices.

Total additional estimated costs of construction, required for completion of all of the above projects and the percentage of pre-leased areas are presented in the following table:

Country	Estimated cost of completion	Percentage pre-leased *
Hungary	€816.4 million (approximately $1,075.6 million)	-
Romania	€776.1 million (approximately $1,022.5 million)	-
Serbia	€87.9 million (approximately $115.8 million)	-
________________

*           In respect of those projects that are under construction.

Other Projects (Offices and Other Yielding Real Estate Projects)

Arena Plaza Extension, Budapest, Hungary

The Arena Plaza extension is a planned office addition of approximately 40,000 square meters GLA to the Arena Plaza in Budapest, Hungary (a commercial and entertainment center of 66,000 square meters sold to aAIM in 2007). The project is in the preliminary phase and is scheduled to open in 2015.

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

Kharadi, India

The Kharadi project is situated in the Kharadi suburbs in Pune City, Maharashtra, India. The site area is 71,300 square meters and consists of four office buildings with a total of 155,000 square meters of saleable area and 110,000 square meters of parking area. The project is essentially an office complex with retail offered as well, and is owned 50% by PC and 50% by a local developer.

Of the four buildings the first building (comprising 28.000 square meters) has been completed and 75% of it has been sold to the prospective buyers. The construction of the second building (comprising 41,000 square meters) has commenced, and the construction of the other two buildings is expected to begin in the near future.

Total additional estimated costs of construction, required for completion of all of the above projects and the percentage of pre-leased areas are presented in the following table:

Country	Estimated cost of completion	Percentage pre-leased *
Hungary	€42 million (approximately $55 million)	-
Romania	€47 million (approximately $62 million)	-
India	€74 million (approximately $97 million)	-
________________

*           In respect of those projects that are under construction.

Hotels

General

The goal of our hotel business is to develop or acquire, hold and operate, generally via management companies, deluxe hotel properties, that are conveniently located near major transportation stations which provide the business and vacation traveler with upscale quality accommodation.

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

We are generally entitled to terminate the management agreements with Rezidor subject to payment of a termination fee. In regards to the agreement to manage the Radisson Blu Bucharest Hotel we can terminate the agreement only in limited circumstances set forth in the agreement.

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

Service: Our hotels make considerable efforts to offer personal services at an upscale level with a true commitment to service

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

Strategy: Our strategy for our hotel business is to increase the number of hotel rooms with emphasis on prime location, and incorporating the hotel business into mixed-use projects. The duration of our holding and managing of our hotel portfolio varies and is dependent upon business cycles, economic conditions, property yields, and trends affecting the hotel industry or capital market opportunities.

Operating Hotels

The table below provides information with regard to our operating hotels:

Name and Rate of Hotel	Title	Our Share As of December 31, 2012	Approximate Constructed Area (square feet)	Total Rooms and description	Average Occupancy Rates During 2012 (%)	Additional information
Radisson Blu Astrid Antwerp Antwerp, Belgium Four Star Deluxe	Freehold	100%	223,000	247 rooms including business class suites & 19 new luxury apartments	74,1%	Includes an oceanarium attraction, 18 conference rooms, a bar, a restaurant and a fully equipped health club with a pool
Radisson Blu Bucharest Bucharest, Romania Five Star Hotel and ApartHotel (formerly Centerville)	Freehold	77%	900,000	424 rooms suites, executive suites and one exclusive royal suite and 294 apartments in a level of 4 and 5 stars	74%	The complex of both hotels includes several restaurants, a spa and a world class health academy, casino, shopping area and supermarket services
Park Inn Antwerp, Belgium Three star boutique	Freehold	100%	32,250	59 rooms going from standard to junior suite with terrace	87,5%	Includes a restaurant, a lounge and a fitness room

The average room rate for 2012 for our Radisson hotel in Belgium was €114,88 (approximately $154.0); for our Park Inn hotel in Belgium was €88,14 (approximately $119.0); and for our hotel complex in Romania was €83 (approximately $107).

In 2012 revenue per available room for our hotels in Belgium and Romania was €83 (approximately $109) and €61 (approximately $80), respectively.

Recent Acquisitions and Dispositions of Hotels

In March 2012, we entered into a share purchase agreement with PPHE Hotel Group Limited (“PPHE,” formerly known as Park Plaza Hotels Limited) for the sale of our holdings in certain subsidiaries which own a 50% interest in the following hotels in the Netherlands: the Park Plaza Victoria Amsterdam Hotel, the Park Plaza Utrecht Hotel, the arthotel Amsterdam and the Park Plaza Airport Hotel. These hotels were jointly owned by us and PPHE and were managed by PPHE. The transaction reflected an asset value of €169 million (approximately $219 million) for all four hotels. The total net consideration payable to us was €26.5 million (approximately $34.5 million). In addition, approximately €58 million (approximately $75 million) of our subsidiaries’ share (50%) of banks loans was assumed by PPHE by virtue of the purchase of those subsidiaries and were eliminated from our consolidated balance sheet. The consideration was paid to us as follows: (i) €23 million (approximately $30 million) in cash; (ii) 700,000 ordinary shares of PPHE, with a market price of approximately €2.0 million (approximately $2.5 million), based on the quotation of such shares’ price on the London Stock Exchange as of March 30, 2012; and (iii) an additional payment in the aggregate amount of up €1.5 million (approximately $2.0 million) that shall be made on the fourth anniversary of the date of transfer and shall be subject to certain adjustments, based on the PPHE shares’ market price, as set forth in the agreement. The total profit generated from the sale of the hotels amounted to approximately NIS 188 million ($50 million), out of which we recognized NIS 134 million ($36 million) in the shareholders equity due to the application of the revaluation model described above and NIS 54 million ($14 million) in the income statement.

Hotels under Development or Renovation

Plot in Tiberius, Israel

In July 2007 we entered into an agreement with the Israel Land Administration, according to which we leased a plot of approximately 44,600 square meters in Tiberius, Israel for a term of 49 years (through 2056) with an option to extend the lease term for an additional 49 years. The total consideration paid amounted to NIS 30.6 million. We intend to build a luxury hotel on the site. Under the agreement, we undertook to complete the construction work of the hotel within a period not exceeding 36 months (July 2010). During 2010 we received an extension of an additional three years until July 2013 to complete the construction of the hotel, and as of the date of this annual report we believe we will receive an extension for some additional period. Also under the agreement, we provided the Israel Land Administration with two bank guarantees in the aggregate amount of NIS 10 million (which we are about to draw down in order to begin ground and water works during the second quarter of 2013), linked to the Israeli Consumer Price Index in order to secure our undertakings under the lease agreement. The agreement may be terminated upon a breach of its terms.

Pursuant to our policy with respect to projects under construction, the development and construction work on this project will not commence until satisfactory financing to fund the construction and development is obtained, whether through bank loans, by receiving advance payments on units sold or by introducing new investment partners to participate in the project.

Medical Companies

On November 24, 2010, we restructured our holdings in the medical companies InSightec and Gamida, under Elbit Medical Technologies Ltd. (formerly Enter Holdings 1 Ltd.), an Israeli company traded on the TASE ("Elbit Medical"). As of the date of this annual report, we hold 95.63% of Elbit Medical's share capital (on a fully diluted basis).

On March 13, 2011, we entered into a credit facility with Elbit Medical, pursuant to which we provided Elbit Medical with a credit line up to an aggregate amount of NIS 39 million. The amounts drawn down from the credit facility do not bear any interest but are linked to the Israeli consumer price index. During 2012, the amount of the credit line was increased to NIS 51 million and the maturity date was extended to April 1, 2015. As of the date of this annual report Elbit Medical has drawn down NIS 51 million from the credit facility.

On March 9, 2010, we entered into a credit facility with InSightec, pursuant to which we provided InSightec with a credit line up to an aggregate amount of NIS 58.9 million. As of February 2012, the terms of the facility were amended to provide that the facility is linked to the U.S. dollar and bears interest at an annual rate of 6.0%. In July 2012, the credit facility was assigned to Elbit Medical in exchange for a loan from us to Elbit Medical in an amount of $17.8 million. The maturity date of the loan is October 1, 2016, with the option to prepay at any time at the sole discretion of the Company, and subject to approvals by Elbit Medical's Audit Committee. As of the date of this annual report the outstanding balance of the loan, including accumulated interest, was $18.3 million.

InSightec

We indirectly hold, through Elbit Medical, approximately 48.8% of the outstanding share capital (42.8% on a fully diluted basis) of InSightec, a company that operates in the image guided treatment field.

On February 23, 2012, InSightec and InSightec’s wholly owned subsidiary concluded a series of agreements with GE through its healthcare division ("GEHC") pursuant to which GEHC will provide financing to InSightec in the form of convertible notes up to a total of $13.75 million, bearing interest at a rate of 6% per annum or a rate equivalent to the interest applicable to the financing provided by us and Elbit Medical. The convertible notes are due and payable by October 1, 2016, and will be convertible into Series B-1 Preferred Shares of InSightec. In addition, we and Elbit Medical entered into a series of agreements with InSightec and GEHC pursuant to which, among other things, the financing granted to InSightec by us and Elbit Medical during 2010 and 2011 was amended to provide similar loan terms and security mechanisms as set forth in the funding agreement, so that Elbit Medical and us will receive convertible notes convertible on the same terms and up to the same amounts as the GEHC notes. The loans and convertible notes issued to GEHC and Elbit Medical and the note that were issued to us are secured, pari passu, by floating charges over the assets of InSightec and its wholly owned subsidiary.

On December 6, 2012, InSightec completed its issuance of Series C preferred shares for an aggregate amount of $30.9 million, which included $27.6 million invested by GE and $3.9 million invested by other investors. According to the terms of the transaction, GE and we converted all the existing shareholders loans that had been granted to InSightec into InSightec's series B-1 preferred shares in accordance with the terms of those loans. The transaction reflected a post-money valuation of InSightec of approximately $105.9 million (or pre-money valuation of $75 million and following the conversion of the loans as described above). As part of the transaction GE and InSightec entered into the Cooperation Agreement, which regulates the commercial relationship between the parties, including, amongst other things, with respect to product exclusivity, cooperation with respect to the development and sale of the parties' complementary products, distribution, marketing and sales, intellectual property rights and licenses, sale terms and conditions, and similar items. Under the Cooperation Agreement, InSightec is prohibited from developing systems that would be compatible with MRI systems manufactured by companies other than GE for a defined time period. After completion of the transaction we no longer have the right to appoint the majority of InSightec's board members and therefore we ceased to consolidate InSightec's financial statements, and our investment in InSightec is presented based on the equity method.

Certain decisions of InSightec are required to be approved by a vote of the holders of at least 70% of the Series B Preferred Shares, Series B-1 Preferred Shares and Series C Preferred Shares of InSightec voting together as a single class, such as the issuance of shares ranking equal or senior to the existing preferred shares, amending InSightec's Articles of Association, the sale of all or substantially all of InSightec's assets and/or intellectual property, and effecting an initial public offering of InSightec's shares subject to certain limitations and terms and conditions, and certain decisions as to matters affecting a class of the Preferred Shares are required to be approved by a vote of holders of at least 80% (70%, in the case of the Series C Preferred Shares) of the applicable class, such as an increase or decrease in the authorized shares of such class (regardless of whether all the shares of such class authorized at such time have been issued) or an amendment of any of the rights or privileges of such class.

Business description

InSightec develops and markets the ExAblate, the first FDA-approved system for magnetic resonance imaging guided focused ultrasound treatment equipment ("MRgFUS"). InSightec’s objective is to transform the surgical environment for the treatment of a limited number of forms of benign and malignant tumors by replacing invasive and minimally invasive surgical procedures with an incision-less surgical treatment solution. The system is designed to deliver safe and effective non-invasive treatments while reducing the risk of disease, potential complications, as well as the direct and indirect costs associated with surgery. In October 2004, InSightec received FDA approval to market the ExAblate in the United States for the treatment of uterine fibroids, a type of benign tumor of the uterus. Prior to that, in October 2002, InSightec received authorization to affix the CE marking (marketing approval in the EEA) to the ExAblate, enabling it to market the system for the treatment of uterine fibroids in the European Economic Area and certain Asian countries. InSightec also has regulatory approval to market the ExAblate for the treatment of uterine fibroids in Canada, Russia, Brazil, Mexico, Korea, Taiwan, Australia, New Zealand and Singapore, as well as for the treatment of breast cancer in Korea. In May 2007, InSightec also received CE marking for the pain palliation of bone metastases. In January 2008, InSightec received approval from the Israeli Ministry of Health for the treatment of bone metastases. In April 2009, the U.S. FDA approved expanded guidelines for the uterine fibroid application and in January 2010 InSightec received approval from Japan's Ministry of Health, Labor and Welfare for the marketing of ExAblate for uterine fibroids. ExAblate is currently the only non-invasive treatment for uterine fibroids approved for use in Japan. InSightec is also in various stages of development and clinical research for the application of its MRgFUS technology to the treatment of other types of benign and malignant tumors. These additional applications are being developed to take advantage of the modular design of the ExAblate, which enables it to function as a common platform for multiple MRgFUS-based surgical applications. Currently, InSightec has an installed base of more than 80 units in academic hospitals, community hospitals, MRI clinics and physician-formed joint ventures. Currently, the ExAblate is operable only with certain MRI systems manufactured by GE.

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

Distribution and Marketing

Commencing as of the execution of the Cooperation Agreement with GE, InSightec's main distribution channel is expected to be through GE, as a non-exclusive distributor (unless otherwise agreed). In addition, InSightec distributes and markets its products directly and through the entering into distribution agreements with third parties. Distribution agreements are generally for a term of between one and five years, with an option to extend the agreement based on the performance of the distributor.

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

In addition, InSightec aims to become the market leader in MRgFUS systems and to achieve a significant improvement in the quality and efficacy of the treatment while demonstrating cost effectiveness. To that effect, InSightec is developing the ExAblate® Neuro, a unique system targeted at non-invasive treatment of brain tumors and central nervous system targets. As of January 2012, seven systems were installed, two in Europe, one in Canada, one in Korea and three in the United States. In addition, research and development activities have been initiated towards implementing new product derivatives for treating bone and prostate cancer tumors. These new systems exploit InSightec’s new and proprietary dense acoustic array technology for better tumor control and treatment flexibility.

Gamida Cell Ltd.

We indirectly hold, through Elbit Medical, approximately 30.8% of the outstanding share capital (28.9% on a fully diluted basis) of Gamida.

Other shareholders of Gamida include Clal Biotechnology Industries, Israel Healthcare Venture, Teva Pharmaceuticals, Amgen, Denali Ventures and Auriga Ventures.

In May 2012 Gamida finalized an internal investment round of $10.0 million by its existing shareholders. We invested $3.0 in order to preserve our ownership percentage in Gamida.

Gamida is a leader in stem cell expansion technologies and therapeutic products. Its lead product StemEx® has completed a phase III international clinical trial for hematological malignancies. The enrollment and infusion of all 100 patients in this study were completed in February 2012. In April 2013, Gamida announced the full results and analyses of the study. Pursuant to the study StemEx improved overall survival at 100 days post-transplantation compared to the use of StemEx in the treatment of patients with hematological malignancies such as leukemia and lymphoma. Additional key findings showed that a transplant using StemEx increased the number of patients with early hematopoietic recovery and is feasible and safe with a robust manufacturing process and shipment logistics, allowing prompt and reliable transplantation in multiple sites across three continents. StemEx is being developed by a joint venture established in 2005 between Gamida and Teva in which Gamida owns 50%.  The joint venture owns all global rights for the commercialization of StemEx. In July 2008, Gamida signed a licensing agreement with Amgen for the use of a number of proprietary cytokines in the manufacturing of StemEx.

Based on an extensive understanding of stem cell expansion and bone marrow transplantation accumulated through the development of StemEx, Gamida is now developing NiCord®, which is intended for patients with malignant and non-malignant hematological diseases as well as autoimmune diseases. Gamida completed enrolling 11 patients in a phase I/II clinical study of NiCord  of people with hematological malignancies that showed promising results.  The study was conducted in the United States, under an Investigational New Drug (IND) Application. Gamida is currently enrolling patients for another phase I/II study with Nicord in patients with sickle cell disease.

Gamida is developing a pipeline of cell therapeutics in the areas of cancer, hematological diseases, autoimmune diseases, and regenerative medicine. Gamida’s therapeutic products are allogeneic and contain adult stem cells selected from non-controversial sources, such as umbilical cord blood. These stem cells are then enriched in culture using Gamida’s proprietary expansion technologies. Gamida was successful in translating these technologies into robust manufacturing processes under GMP, which are cost effective and efficient for commercial production. Gamida’s technologies and products are protected by several patents worldwide and numerous patent applications.

Residential Projects

Under our residential sector we initiate, construct and sell residential units and other mixed-use real estate projects predominantly residential, located in CEE and in India.

Joint Venture with PC to Develop Mixed-Use Projects in India

 In August 2008 we entered into a joint venture agreement with PC for the development of major mixed-use projects in India (except for projects which are only or mainly commercial and entertainment centers, which will be developed only by PC and are excluded from the framework of this joint venture) (the "EPI Agreement"). Under the terms of the EPI Agreement, amongst other things PC was allotted 47.5% of the shares of our subsidiary Elbit Plaza India Real Estate Holdings Limited (“EPI”). EPI is developing two mixed-use projects (the Bangalore and the Chennai projects) in India in conjunction with local Indian partners and has engaged with certain third parties with the intent to develop an additional project on the Kochi Island.  As of the date of the execution of the EPI Agreement through the date of this annual the Kochi Island project was held through a special purchase vehicle other than EPI. We agreed that 50% of our rights in the Kochi Island project will be held in favor of PC, and we undertook and guaranteed to transfer the holdings in the Kochi project to EPI or 50% to PC within 12 months following the execution of the EPI Agreement, or alternatively to repay the consideration paid by PC for the rights in the project. This undertaking and guarantee have since been extended until August 25, 2013.

Under the EPI Agreement, PC has paid us approximately $126 million, reflecting 50% of all loans and financing invested by us in the Bangalore, Chennai and Kochi projects as of such date. The loans and financing were used to, or designated to be used for, the purchase of the plots of land and for other associated costs related to EPI’s real estate activities.

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

Under the EPI Agreement, we and PC each have the right to appoint 50% of the board members in EPI, rights of first refusal for transfer of shares and tag along rights. Future issuances of shares by EPI are subject to pro-rata preemptive rights.

The EPI Agreement cancelled and replaced a previous sourcing agreement between the parties  from October 2006, under which we undertook to offer PC potential real estate development sites sourced by us in India, suitable for shopping and entertainment center development projects as well as mixed-use projects (the “Sourcing Agreement”). The EPI Agreement provides that if it will be terminated before October 2021, the parties shall enter into the Sourcing Agreement again for the period commencing as of the termination of the EPI Agreement until October 2012.

Residential Projects

As at the date of this annual report, our Residential Project segment of operations includes a total of 12 projects in various stages of planning, development and construction, including eight residential projects and four mixed-use real property projects which are predominantly residential. Our projects are located in the Czech Republic, Poland, Romania and India.

Name of Project		Location	Title	Share %1	Approximate Land Area (square meters)	Approximate Gross Built Area (square meters)	Estimated Completion
Prague III *		Prague, Czech Republic	Ownership	100	46,500	61,600	-2
Roztoky		Prague, Czech Republic	Ownership	100	39,000	14,000	2015
Łódź		Łódź, Poland	Ownership	100	33,500	80,000	-
Plaza BAS Joint Venture	Fountain Park	Bucharest, Romania	Ownership	12.5	14,000	16,600	2015-2016
	Acacia Park	Ploiest, Romania	Ownership	25	12,500	32,000	2015-2016
	Green Land	Ploiest, Romania	Ownership	25	18,400	25,800	2017-2018
	Poiana Brasov	Brasov, Romania	Ownership	25	73,000	138,000	2016-2019
	Pine Tree Glade	Brasov, Romania	Ownership	25	28,300	40,000	2017-2018

_____________________
1	Represents share percentage owned by PC.
2	Currently operates as a logistics and commercial center and an office building with GLA of approximately 44,300 square meters.

Total additional costs of construction required for completion of all of the above projects is estimated at:

•	With respect to the projects developed in Romania - €230 million (approximately $297 million);

•	With respect to the projects developed in Poland - €210 million (approximately $272 million); and

•	With respect to the projects developed in the Czech Republic - €130 million (approximately $168 million).

Mixed-Use / Residential Projects

Name of Project	Location	Title	Share %	Approximate Land Area (square meters)	Approximate Gross Built Area (square meters)	Estimated Project Phase Completion
Bangalore Project	Bangalore, Karnataka State, India	Freehold and Development Rights	1, 2, 3	667,600 at first phase (of which rights to 218,500 obtained so far) 4	310,000	2013-2020
Chennai	Chennai, Tamil Nadu State, India	Ownership	801, 2	337,500 (of which rights to 303,500 obtained so far)	230,0005 (for sale)	2013-2018
Kochi	Kochi, Kerala State, India	Freehold and Development Rights	501, 2, 6	166,000 (of which rights to 52,600 obtained so far)	575,000	-	7
Trivandrum	Trivandrum, Kerala State, India	Ownership	502,8	43,500	120,000	-	7

________________________________________________
1	For information regarding the EPI Agreement, a joint venture agreement signed with PC in respect to our India operations, see “ - joint venture with PC to Develop Mixed-Use Projects in India” above.
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

5
As EPI is currently operating to secure a joint development agreement with local developer(s) for the development of the project land, this approximate GBA reflects the currently negotiated transaction. Correspondingly, this figure is comprised of two elements - plotted development parcels for sale and built up villa.

6	For information regarding the allotment of our shares in the Kochi Project SPV, see “Kochi, Kerala State, India.
7	Project is currently in planning and development stage.
8	Represents holding owned by PC (PC owns 50%).

Set forth below is certain additional information with respect to our mixed-use projects which are predominantly residential:

Bangalore, Karnataka State, India

Amended Framework Agreement - In March 2008 EPI entered into an amended and reinstated share subscription and framework agreement (the "Amended Framework Agreement") with a third party (the "Partner") and a wholly owned Indian subsidiary of EPI ("SPV") to acquire up to 440 acres of land in Bangalore, India (the "Project Land") in certain phases as set forth in the agreement. As of December 31, 2012, the Partner has surrendered land transfer deeds in favor of the SPV to a trustee nominated by the parties for approximately 54 acres for a total aggregate consideration of approximately INR 2,843 million (approximately $51.9 million). Upon the actual transfer of title of the 54 acres, the Partner will be entitled to receive 50% of the equity in the SPV.

In addition, the SPV has paid to the Partner advances of approximately INR 2,536 million (approximately $46.3 million) on account of future acquisitions by the SPV of a further 51.6 acres.

As discussed below, on July 22, 2010, EPI, the SPV and the Partner entered into a new set of arrangements constituting a new framework agreement, which has not yet come into effect (the "New Framework Agreement"). The New Framework Agreement provides that in case it does not eventually come into full force and effect, the terms of the Amended Framework Agreement will govern, according to which our additional investments in the Project Land may reach up to INR 10,500 million (approximately $192 million). Nevertheless, although certain conditions precedent under the New Framework Agreement have not been met, EPI, the SPV and the Partner are pursuing the project in accordance with the provisions of the New Framework Agreement.

New Framework Agreement – The New Framework Agreement established new commercial understandings pertaining, inter alia, to the joint development of the Project Land and its size and financing, the commercial relationships and working methods between the parties and the distribution mechanism of the revenues from the Project Land. In accordance with the New Framework Agreement, the following commercial terms, amongst others, were agreed to between the parties:

•	EPI will remain the holder of 100% of the equity and voting rights in the SPV;

•	the scope of the new Project will be decreased to approximately 165 acres instead of 440 acres (the "New Project");

•	the Partner undertook to complete the acquisitions of the additional land and/or the development rights therein in order to obtain the ownership and/or the development rights over the 165 acres;

•	the SPV and/or EPI will not be required to pay any additional amounts in respect of such land acquisitions or with respect to the Project and its development; and

•	the Project will be re-designed as an exclusive residential project.

The Project will be executed jointly by the Partner and the SPV. The Partner (or any of its affiliates) will also serve as the general contractor of the Project and the marketing manager of the Project. Under the New Framework Agreement the Partner is also committed to maximum construction cost threshold, minimum sales price and a detailed timeline and budget with respect to the development of the Project.

The net proceeds from the Project (including the proceeds from any sale by the Partner or any transaction with respect to the original lands which do not form part of the 165 acres) will be distributed (following a reserve mechanism to enable the Partner to utilize a portion of the proceeds for construction costs and expenses) in a manner by which our share will be approximately 70% until such time that EPI's investment in the amount of INR 5,780 million (approximately $108.5 million) ("EPI's Investment") plus an internal return rate of 20% per annum calculated from September 30, 2009 (the "IRR") is paid to the SPV (on behalf of EPI (the "Discharge Date").

Following the Discharge Date, EPI will not be entitled to receive any additional profits from the Project and it will transfer to the Partner the entire shareholdings in the SPV for no consideration. In addition, the Partner has a call option, subject to applicable law and regulations, to acquire the entire shareholdings of the SPV, at any time, in consideration for EPI’s Investment plus the IRR calculated on the relevant date of acquisition.

The terms of the New Framework Agreement will enter into full force and effect upon execution of certain ancillary agreements as set forth therein, nevertheless EPI, the SPV and the Partner are pursuing the Project in accordance with the New Framework Agreement. As of December 31, 2012 and 2011, the SPV operations are consolidated proportionately (50%) with those of our company, since significant decisions in respect of the Project Land require the consent of both EPI and the Partner.

Planning Status - In January 2011, the Partner submitted the development plans pertaining to approximately 84 acres included in the scope of the new project of 165 acres to the local planning authority, the Bangalore Development Authority (“BDA”). In October 2011, the BDA notified the Partner that the development plans cannot be considered due to future eminent domain proceedings with respect to the lands on which the new project is proposed to be situated (among other lands in the same area). The government has not yet published any notice in that respect, as required by law in order to validate such eminent domain plan.

In January 2012, the Partner applied to the State High Court, requesting to issue a court order directing the BDA to consider the development plans. In March 2012, the court awarded a judgment pertaining to approximately 49 acres, ordering the BDA to consider the development plans relating to such 49 acres (the "Development Plan"), while ignoring any future eminent domain program that may be considered by the state authorities. In December 2012, the BDA decided to submit the development plan pertaining to the 49 acres to the Sensitive Zone Sub-Committee of the BDA, and in January 2013 the Sensitive Zone Sub-Committee of the BDA granted its approval to the Development Plan. As of the date of this annual report the court has not provided a ruling with respect to the additional 35 acres.

Chennai, Tamil Nadu State, India

In December 2007, EPI executed agreements for the establishment of a special purpose vehicle (“Chennai Project SPV”) together with one of the leading real estate developers in Chennai (the "Local Partner"). Subject to the fulfillment of certain conditions, the Chennai Project SPV will acquire the ownership and development rights in and up to 135 acres of land situated in the Sipcot Hi-Tech Park in the Siruseri District of Chennai, India. Due to changes in market conditions, EPI and Chennai Project SPV decided to limit the extent of the project to 83.4 acres.

Under these agreements, EPI’s investment in the Chennai Project SPV will be a combination of investment in shares and compulsory convertible notes. Pursuant to the agreement, EPI will hold 80% of the equity and voting rights in the Chennai Project SPV, while the Local Partner will retain the remaining 20%. The land for the project is to be acquired by Chennai Project SPV in stages subject to such land complying with certain regulatory requirements and the due diligence requirements of EPI.

As of December 31, 2012, the Chennai Project SPV had completed the purchase of approximately 75 acres out of the total 83.4 acres. EPI's share of aggregate consideration paid in connection with the transaction was INR 2,367 million (approximately $43.2 million). In addition, as of such date EPI paid advances in the amount of INR 564 million (approximately $10.3 million) in order to secure acquisition of the additional 8.4 acres.

The a shareholders' agreement entered into by the parties in respect of the management of the Chennai Project SPV provides for a five member board of directors, four of whom are  appointed by EPI. The shareholders agreement also includes pre-emptive rights and certain restrictions pertaining to transferring of securities in the Chennai Project SPV. Profit distributions declared by the Chennai Project SPV will be distributed in accordance with the parties' proportionate shareholdings, subject to EPI’s entitlement to receive certain preferential payments out of the Chennai Project SPV’s cash flow, pursuant to the terms set forth in the agreements.

The consummation of the agreements will be accomplished in stages, and is subject to the fulfillment of certain regulatory requirements, as well as to our satisfactory due diligence investigations, in respect of each stage. However, EPI is currently negotiating certain changes in the project's implementation plan and holding structure, which would require changes also in the respective agreements. Among other things, should those changes be accepted, EPI shall not be required to advance more financing to the project in addition to the amounts mentioned above and shall hold all the issued and outstanding share capital of the SPV. Furthermore, EPI is currently operating to secure a joint development agreement with local developers for the development of the project land, in accordance with the guidelines discussed above.

Kochi, Kerala State, India

In September 2006, we, together with an Indian corporation (the "Project SPV") wholly owned by certain unrelated third parties (the "Third Party Shareholders"), entered into a transaction (as amended in January 2007) consisting of a land purchase agreement and a share subscription agreement, for the purchase of land located in Kochi, India. In accordance with the terms of the land purchase agreement, the Project SPV acquired13 acres ("Property A") located in the city of Kochi in the Kerala State of India, for a total consideration of INR 1,495 million (approximately $27.3 million), payable subject to fulfillment of certain obligations and conditions by the seller in respect of the land including obtaining all permissions required for construction thereon and making good and marketable title with regard to Property A and others (the "Conditions Precedent"), out of which an advance of approximately 25% of the total purchase price was paid to the seller in consideration for the transfer of title in Property A to the Project SPV. The land purchase agreement further provides that an additional 28 acres (approximately 113,300 square meters) ("Property B") would be transferred by the seller to the Project SPV without any consideration and the seller will be entitled to receive 40% of the constructed area which will be built by the Project SPV on Property B. As of December 31, 2012, the seller has failed to transfer Property B and, accordingly, the seller was not awarded any percentage out of the planned constructed area.

The agreement also provides that if the seller fails to comply with the Conditions Precedent by an agreed date, the Project SPV and we will have the right to terminate the agreement.

Under the share subscription agreement, we will receive 50% of the equity (by having the right to appoint two members of the Project SPV's board of directors) and voting rights in the Project SPV, subject to obtainment of certain regulatory provisions in respect of the land and the securing of sanctioned plans for the project, which as of December 31, 2012 have not been fully obtained.

Fashion Apparel

Our fashion business is operated through our wholly owned subsidiary Elbit Fashion.

In April 2012, we completed the sale of all our shares in Elbit Trade & Retail Ltd. ("Elbit Trade") and all the interests in G.B. Brands, Limited Partnership ("GB Brands"), which was the franchisee of the GapTM and Banana RepublicTM brands, to Gottex Models Ltd. (“Gottex”). The purchase price paid by Gottex under the agreement was NIS 25 million (approximately $7 million), plus the agreed value of the GAP inventory as of the closing date and adjustments based on the agreed value of the working capital attributed to the GAP activity as of the closing date. We recorded a gain in the amount of NIS 9.4 million (approximately $2.5 million).

On March 22, 2012, we entered into a termination agreement with G-Star International B.V. to end our exclusive license to distribute G-StarTM products in Israel within the time period set forth in the agreement.

Following the assignment of the franchise agreement to it from Elbit Trade & Retail Ltd., Elbit Fashion is the exclusive Israeli distributor and retailer of the internationally renowned retail brand name MANGO-MNG™. The exclusive distribution rights for Mango products in Israel were granted to us by Punto Fa for a ten-year period ending in 2015. Under the agreement with Punto Fa, Elbit Fashion has agreed to guarantee annual minimum purchases at rates and subject to terms and conditions specified in the agreement. Elbit Fashion has also entered into an agreement with Punto Fa pursuant to which Punta Fa provides certain marketing, public relations and store-support services to Elbit Fashion. Elbit Fashion currently operates 27 Mango stores in Israel, with one additional store currently under construction.

Revenues classified by geographical markets and by business segments

The following table sets forth our breakdown of revenues by each geographic market in which we operate, for each of the last three years (in NIS thousands):

	2012	2011	2010	Convenience Translation in U.S. Dollars for 2012

Israel	152,470	183,552	171,275	40,848
Western Europe	169,319	171,359	484,617	45,357
Central and Eastern Europe	400,325	246,860	232,044	107,239
Other and Allocations	12,216	(14,871)	(7,625)	3,269
Total Revenues	734,330	586,900	880,311	196,713

The following table sets forth our breakdown of revenue by business segments for each of the last three years (in NIS thousands):

	2012	2011	2010	Convenience Translation in U.S. Dollars for 2010

Commercial and Entertainment Centers	300,541	111,726	102,895	80,509
Hotels	276,703	286,548	602,599	74,123
Medical Companies*	286,031	53,324	33,631	76,622
Residential Projects	1,622	3,544	-	434
Fashion Apparel	152,470	183,552	174,817	40,844
Other and Allocations*	(283,037)	(51,794)	(33,631)	(75,819)
Total	734,330	586,900	880,311	196,713

*  Because we lost control over InSightec during 2012 revenues were classified to discontinued operations.

Seasonality

Hotels

The business activities of our hotels are influenced by several factors that affect our revenues and gross operating profit. These factors include (i) fluctuations in business activity in certain seasons, which affects the volume of traffic in the business community, (ii) holiday seasons, such as Christmas and Easter and (iii) weather conditions. In Western Europe, these factors generally cause the first and third quarters to be weaker than the second and fourth quarters.

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

Pursuant to our agreements with Rezidor, our hotels are managed under the names: “Radisson Blu” and “Park Inn.” We have also registered our CenterVille operations as a trademark in Romania. In November 2010 we entered into an agreement with Rezidor pursuant to which the CenterVille apartment hotel, now known as the ApartHotel, which is located next to the Radisson Blu Bucharest Hotel, will be managed by Rezidor so that both hotels will be operated as one complex, under the “Radisson Blu” brand. We still utilize the trade mark of CenterVille in connection with the ApartHotel.

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

Competition

Commercial and entertainment centers

We have been active in emerging markets since 1996, when we opened the first western-style commercial and entertainment center in Hungary and began to implement our vision of offering western-style retail and entertainment facilities to a growing middle class and an increasingly affluent consumer base. Over the past 17 years, we have expanded our operations in Central Europe and eastward into Poland, Greece, the Czech Republic, Latvia, Serbia, Romania, Bulgaria and India, and have proven our ability to anticipate and adapt to market trends and deliver innovative large-scale projects.

We have a number of competitors in CEE countries in which we operate or intend to operate in the commercial and entertainment centers business, particularly in the larger capital cities. The following factors, however, should be noted:

•	shopping centers which are not in close proximity and which do not draw their clientele from the same population areas are not considered competitive;

•
we believe that large retail centers (known as "power centers"), even if they compete with our centers directly merely by virtue of their proximity to our commercial and entertainment centers, are at a disadvantage because they do not offer the entertainment facilities that are offered at our commercial and entertainment centers, and which we consider to be a significant element in the attraction of our patrons. These power centers also lack a wide range of services and common areas; and

•
in the regional cities of our targeted countries, competitive activity is more limited. In these cities, we compete with traditional shopping outlets. These outlets lack the added benefit of the entertainment activities that our centers offer and, accordingly, we believe that they have difficulty competing with us.

In addition to several ad hoc entrepreneurial projects, there are a number of significant groups operating commercial and entertainment centers in CEE with whom we compete directly, namely Globe Trade Centre SA, ECE Projekt Management GmbH and TriGranit Holding Limited. We compete with these chains, and with other developers, in the pre-development stage, in the cost of acquisition of such sites, in the development stage (in retaining suitably qualified architects, consultants and contractors), in receiving financing (due to the shortage of available financing following the recent worldwide credit crisis) and in the operational stage, if the centers compete for the patronage of the same population. We also compete for quality “brand name” tenants to occupy rental units. In locations where competing centers are being constructed simultaneously, the first center to open generally enjoys an advantage over its competitor, which is the reason behind our emphasis on the expeditious completion of construction operations.

         In Pune, India, our main competitors in commercial and entertainment centers are Phoenix Market City (which is a 1 million square foot mall) and Inorbit Mall (which is a 275,000 square foot mall). We will also have competition from small malls such as Central and Mariplex Gold located in Kalyani Nagar and from a mall located in Bund Garden Road.

Hotels

The lodging industry in Europe has traditionally been classified on a grading system, with five-stars representing a luxury hotel and one-star a budget hotel. Our Radisson Blu Bucharest Hotel is rated a five-star luxury hotel, our Radisson Blu Astrid Antwerp is rated a four star deluxe hotel and our Park Inn is rated a three star hotel.

Each of our hotels competes with other hotels in its geographic area for clientele, including hotels associated with other franchisers, which may have different reservation networks than those that may be available to us. We compete with other facilities on various bases, including room prices, quality, service, location, reservation service, marketing tools and amenities customarily offered to the traveling public. Levels of demand are dependent upon many factors, including general and local economic conditions and changes in levels of tourism and business-related travel. Our hotels depend upon both business and tourist travelers for revenues.

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

Residential Projects

In Bangalore, India, the main current competitors in residential projects are “White meadows” villas by Prestige Group, “Palm retreat” villas by Adarsh Developers, and “Wind mills of your mind” villas by Total Environment as well as other small scale developers.

In Chennai, India, the main competitors in residential projects are “Panache” villa developed by Olympia, “Grand Elora” row houses developed by Joy Housing, “Greenwood” plots developed by Arihant, “Hub 6” plots developed by Divyashree and “The Village” Villas developed by Phoenix as well as other small scale developers

Fashion Apparel

Elbit Fashion operates in a competitive market characterized by a large and increasing number of international and local brand stores and independent stores in Israel. Elbit Fashion’s direct competitors include brand stores such as H&M, Zara, Castro, Fox, H&O, Honigman, Renuar and Golf which are located in the vast majority of the shopping centers in Israel. Increased competition could result in pricing pressure or loss of market share and adversely affect Elbit Fashion’s revenues and profitability. Elbit Fashion’s competition strategy includes: investing in branding, maintaining a compatible pricing strategy, expanding the existing customer loyalty program, spreading the chain of stores, making them accessible to the Israeli consumer, offering leading innovativeness in fashion apparel trends and providing a unique buying experience and service.

Governmental Regulation

Commercial and entertainment centers

        The development, construction and operation of commercial and entertainment centers are subject to various regulatory controls, which vary according to the country of activity. Some countries require that a developer provide an environmental report on the land before building permit applications are considered, while in other countries we usually have direct contact with the local authorities to receive basic information on environmental issues. In certain European countries, antitrust permits must be obtained before a foreign investor is allowed to acquire shares of a local entity. In most Eastern European countries, construction work may only begin after the lapse of the objection period provided for third parties whose interests may be affected by such permits, at which time the contestation permit becomes final. If restitution claims made by former land owners in respect of project sites are upheld, these claims can jeopardize the integrity of title to the land and the ability to develop the land. Generally, construction must commence within a specified period following issuance of the permit, otherwise, the construction permit may expire.

        Generally, the approval process for construction projects requires compliance with local zoning plans which state the conditions for construction and development and the designated permitted uses for the property. After review by the relevant authorities to verify that the developer complies with the local zoning plan, the developer must apply for a building permit, which includes the building design, permits, utility plans, surveys, environmental reports and any other documentation required by applicable law. Construction may commence upon receipt of a final valid building permit. Building permits are usually limited in time, and if construction does not commence before the expiration of the building permit, a developer will have to obtain a new building permit prior to construction. After completion, finished buildings are subject to operational inspection by applicable authorities such as environmental, sanitation, labor, utility and fire authorities. Once all approvals are obtained, an occupancy permit can be obtained for the building.

        Foreign direct investment (“FDI”) in the construction development sector in India is governed by provisions of the Foreign Exchange Management Regulation and the consolidated FDI policy issued by the Department of Industrial Policy and Promotion (“DIPP”) of the Indian Ministry of Commerce and Industry, through various Press Notes (“FDI Policy”). The last release with respect to the FDI Policy was a Consolidated FDI Policy circular issued by the DIPP, with effect from April 10, 2012. FDI in the construction development sector is restricted under the FDI Policy issued by the DIPP. Under the FDI Policy, FDI is allowed up to 100% under the automatic route in townships, housing, built-up infrastructure and construction-development projects (which includes, but is not restricted to, housing, commercial premises, hotels, resorts, hospitals, educational institutions, recreational facilities, city and regional level infrastructure), subject to restrictions pertaining, inter alia, to the following matters: (a) minimum area to be developed under each project; (b) minimum capitalization; (c) non-repatriation of original investment (lock-in period); (d) project completion schedule; (e) conformance with local laws and applicable standards; (f) obtaining necessary approvals; (g) supervision by the state government/municipal/local body concerned and (h) prohibition of the sale of undeveloped plots where specific types of infrastructure, as per the FDI Policy and applicable prescribed regulations, have not been made available.

        Under the Foreign Exchange Management (Acquisition and Transfer of Immovable Property in India) Regulations, 2000, we cannot acquire any agricultural land without a prior approval of the Reserve Bank of India (“RBI”) and proposals relating to acquisition of agricultural land are considered in consultation with the Government of India, and such approval process can be time consuming.

        Due to the urbanization process in India, former agricultural lands and villages were merged into expanding urban areas, and as a result, those lands and the buildings that were built on them became subject to various municipal regimes, some of which were legislated by municipal authorities that no longer exist. As a result, in certain locations throughout India, it is impossible to initiate rezoning activities and/or obtain building permits from the currently governing municipal authorities, with respect to lands and buildings that were handled by the former municipal authorities. Those problems are being solved either by specific legislation or by other solutions, such as municipal tax assessments that define the new land usage. The solutions may vary from state to state within India. There is no assurance that those solutions will be validated by future legislations or recognized by the respective authorities, at any time in the future.

        Certain commercial and entertainment centers projects, as well as our other projects in India, are being carried out through joint ventures with Indian partners. The RBI has amended certain provisions under the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations (2000), relating to the pricing norms for issuance of shares by an Indian company to persons residing outside India. These regulations include provisions stipulating that the shares of an unlisted company have to be issued at a price not less than the fair valuation, and in case of issuance on preferential allotment, the issuance price cannot be less than the price as applicable to transfer of shares from resident to non-resident as per the pricing guidelines laid down by the RBI from time to time, according to the fair valuation of the shares.

There is an increasing awareness of environmental issues in CEE and India. This may be of critical importance in areas where soil pollution may be prevalent. If a property that we acquire turns out to be polluted, such a finding will adversely affect our ability to construct, develop and operate a commercial and entertainment center, a hotel or a residential project on such property. This may have a significant impact on development budget and schedules and may have a detrimental effect on the viability or marketability of the development or cause legal liability in connection with a portfolio asset. We may be liable for the costs of removal, investigation or remedy of hazardous or toxic substances located on or in a site owned or leased by us, regardless of whether we were responsible for the presence of such hazardous or toxic substances. The costs of any required removal, investigation or remedy of such substances may be substantial and/or may result in significant budget overruns and critical delays in construction schedules. The presence of such substances, or the failure to remedy such substances properly, may also adversely affect our ability to sell or lease such property or to obtain financing using the applicable property as a security.

Residential Projects

For information regarding governmental regulation applicable to our residential and mixed-use real estate projects, see "Governmental Regulations - Commercial and Entertainment Centers” above.

Hotels

        The development, construction and operation of hotels and leisure facilities, including advertising tariffs and hotels, health safety issues, environmental regulations, activities conducted within the premises of the hotels (such as restaurants, bars, shops, health clubs, and in particular the sale of alcohol, food and beverage to the public), installations and systems operating within the hotel (elevators, sprinkler systems, sanitation, fire department etc.), terms of employing personnel, as well as methods of rating the hotels, are all subject to various regulatory controls, which vary according to the country of activity.

        In the countries in which we operate, the operation of hotels requires licenses for the operation of the building as a hotel and the obtaining of local municipal and police approvals for the means of access to and egress from the hotel for motor vehicles. In addition, in most countries we are required to obtain licenses for the sale of alcohol on the premises and the operation of a restaurant and tourism services. Our hotels are also required to comply with regulations regarding food, hygiene, the operation and maintenance of the swimming pool, casino, elevators, health, sanitation, electricity and fire hazards prevention.

        In addition, in the countries in which we operate hotels we are required to comply with various regulations in connection with employees, in particular working hours’ regulations. For each grade there is a minimum wage mandated. Among other things, the provisions of the collective labor agreement obligate the employer to provide money for employees for a number of funds. Also, the total obligations of companies that might arise from the termination of employees cannot be predicted.

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

Fashion Apparel

The principal regulatory requirements for our Fashion Retail operations in Israel include: (i) compliance with the Israeli Consumer Protection Law, 5741-1981 and the regulations promulgated thereunder; (ii) compliance with the Israeli Protection of Privacy Law (5741-1981); (iii) maintaining various licenses and permits issued by local and national governmental authorities (including receiving applicable standards from the Israeli consumer standard institute for certain imported accessories); (iv) compliance with employment regulations; (v) compliance with customs and other importing regulations; and (vi) non-infringement of intellectual property rights of any party.

C.           ORGANIZATIONAL STRUCTURE

Europe-Israel holds approximately 49.79% of our ordinary shares. See "Item 7.A. Major Shareholders" below. Europe-Israel is wholly owned by Control Centers Ltd., a privately held Israeli company, which is controlled by Mr. Mordechay Zisser, who serves as our Chief Executive Officer, Executive President and a director. Our significant subsidiaries and companies in which we have a significant interest as of the date of this annual report are as follows:

NAME OF COMPANY	COUNTRY OF ORGANIZATION	DIRECT/INDIRECT OWNERSHIP PERCENTAGE
Plaza Centers N.V.	The Netherlands	62.5% (1)
Elscint Holdings & Investment N.V.	The Netherlands	100%
Elbit Medical Technologies Ltd.	Israel	90% (2)
Elbit Plaza India Real Estate Holdings Limited	Cyprus	50% (3)(4)
Elbit Fashion Ltd.	Israel	100%
Elbit Plaza USA II, L.P.	U.S.A.	50% (5)

___________________
(1)	Approximately 56.9% on a fully diluted basis.
(2)	Approximately 95.6% on a fully diluted basis.
(3)
We hold 47.5% of the shares in EPI directly, and an additional 47.5% through PC. For additional information as to the joint venture signed between us and PC regarding EPI, see “Item 4.B Business Overview - Residential Projects.”

(4)
For details as to the grant of 5% of EPI’s equity to Mr. Abraham (Rami) Goren, our former Executive Vice Chairman of the board of directors, see "Item 6.B. Directors, Senior Management and Employees - Compensation of Directors and Officers - Agreements with our Former Executive Vice Chairman."

(5)	We hold 50% in Elbit Plaza USA II, LLP directly, and an additional 50% through PC.

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

On July 19, 2012 we signed a lease agreement for approximately 1,180 square meters of space, including storage area and parking spaces, for management and administrative purposes in an office building in Bnei-Brak, Israel, to which we intend to relocate our offices during April 2013. The agreement is for a period of five years with an option to extend for an additional period of five years. The annual aggregate rental fee (including management fees and index linkage pursuant to the lease agreement, and excluding VAT) to be paid by us will be approximately NIS 1,983,500 (approximately $531,342) on an annual basis.

We lease approximately 51.2 square meters (569 square feet) of space for management and administration purposes in Skokie, Illinois, USA, until September 30, 2013, with no option to extend the lease. Aggregate rental fees paid by us in 2011 with respect to such lease were approximately $150,000.

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

Elbit Fashion leases approximately 550 square meters of office space in Tel Aviv, Israel, for its management and administration activities (not including stores) until June 2014, with an option to extend the lease for a 10-year period. Monthly rental and management fees payable by Elbit Fashion are NIS 49,000 (approximately $13,000).

Elbit Plaza India Management Services Pvt. Ltd. and HOM India Management Services Pvt. Ltd. lease on a 50-50% basis approximately 250 square meters of office space in Bangalore, Karnataka, India, for its management and administration activities. The term of the lease is until September 1, 2015, with an option to extend the lease for an additional three-year period. Monthly rental and management maintenance fees payable by EPI and HOM are INR 229,500 (approximately $4,254) and INR 13,500 (approximately $250), respectively, with an annual increase in the monthly rental fees of 5%.

InSightec leases its main office and research and development facilities, located in Tirat Carmel, Israel, pursuant to a lease that expires in September 2013, with an option to renew the lease for up to 30 months. Pursuant to such agreement, InSightec occupies approximately 6,011 square meters in Tirat Carmel and Or-Yehuda. Total annual rental expenses under these leases are approximately $1.2 million. InSightec also leases offices in Dallas, Texas for an annual rental fee of approximately $140,000, offices in Milwaukee, Wisconsin for an annual rental fee of approximately $54,000 and offices in Japan, Tokyo for an annual rental fee of approximately $36,000.

ITEM 4A.              UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5.                 OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

Overview

We operate primarily in the following principal fields of business:

•
Commercial and Entertainment Centers - Initiation, construction and sale of commercial and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through PC. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale;

•	Hotels - Hotel operation and management;

•
Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine;

•	Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and

•	Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

During 2012, we completed a transaction to sell all of our investments in commercial and entertainment centers in the United States. In addition, as discussed below in 2012 we lost control over InSightec. Accordingly, both of these operations are presented in these financial statements as discontinued operations. Nonetheless, it is our intention to pursue additional investments in the retail and commercial real estate sectors in the United States and Western Europe in the event of, and immediately following, the consummation of the Arrangement.

In addition, we make venture capital investments in different start-up and emerging corporations. However, the results of this activity are not material to our company, and this activity is not a material segment of our company.

We have established a new investment fund, for which we will drawn upon our track record of experience in the United States. Our business concept and strategy in this field is to focus on acquisition of stable, dominant, institutional quality (primarily A, A-) retail properties located in the United States and Western Europe, from capital-seeking owners and lenders. We intend to hold the assets for a period of three to five years, until such assets are traded again at their historical yields and values. During this period our investment platform will engage in active asset management, so as to preserve the properties’ cash flow, enhance tenant mix and position the assets to outperform competitive properties. Our ultimate goal would be for our investment platform to sell its assets as a portfolio or individually, to realize the highest value for its investors. Nothing in this paragraph shall constitute an offer or sale of securities or be construed as a solicitation of any investors in any fund.

Financial data included in this discussion were derived from our consolidated financial statements and the analysis herein is based on our general accounting records and published statistical data. Such financial data have been rounded to the nearest thousand or million.

The following acquisitions and other activities affected our operational results for 2010, 2011, 2012 and 2013 (to date) and may continue to affect our operational results in the coming years. For additional information, see "Item 4.B Business Overview.”

2013

•
We filed the proposed plan of Arrangement with the Court under Section 350 of the Companies Law on May 8, 2013. For details regarding the terms and conditions of the Arrangement, as well as the Letter of Undertakings we entered into with the trustees of certain of our Notes on March 19, 2013, please see "Item 10.C – Additional Information – Material Contracts" below.

•
In February 2013 we announced that we would temporarily cease making all principal payments due under our Series A and Series B notes and all interest payments due under all of our publicly-traded Notes, and thereafter we announced that we would temporarily cease making all payments (principal and interest) due under all of our publicly-traded Notes. On May 19, 2013 we executed the Letter of Undertakings, which, amongst other things, includes a provision that we not make any further payments to our Note holders. In addition, for a discussion of each of the dispute between our controlling shareholder and the Bank, our dispute with Bank Leumi, the purposed class action lawsuits that have been filed against us and the request from the trustees of our Series B notes with the Court to liquidate the Company, please see "Item 4.A. History and Development of the Company – Recent Events".

•
As described below in " – 2012", in August and November 2012 we entered into two note structured transactions with two leading global financial institutions. On February 20, 2013, the other parties notified us of the early termination of the transactions as a result of the decline in the market price of our outstanding Notes and consequent failure to meet the loan-to-value covenants under the agreements governing the transactions.

2012

•
As discussed above under "Item 4.B – Business Overview – Medical Companies", on December 6, 2012, InSightec completed its issuance of Series C preferred shares for an aggregate amount of $30.9 million, which included $27.6 million invested by GE and $3.9 million invested by other investors. According to the terms of the transaction, GE and we converted all the existing shareholders loans that had been granted to InSightec into InSightec's series B-1 preferred shares in accordance with the terms of those loans. The transaction reflected a post-money valuation of InSightec of approximately $105.9 million (or pre-money valuation of $75 million and following the conversion of the loans as described above). As part of the transaction GE and InSightec signed the Cooperation Agreement that regulates the commercial relationship between the parties, including, amongst other things, with respect to product exclusivity, cooperation with respect to the development and sale of the parties' complementary products, distribution, marketing and sales, intellectual property rights and licenses, sale terms and conditions, and similar items. Under the Cooperation Agreement, InSightec is prohibited from developing systems that would be compatible with MRI systems manufactured by companies other than GE. Following the closing of the transaction, Elbit Medical's holding in InSightec was reduced to approximately 48.2% (approximately 40.7% on a fully diluted basis). After completion of the transaction we no longer have the right to appoint the majority of InSightec's board members and therefore we ceased to consolidate InSightec's financial statements, and our investment in InSightec is presented based on the equity method.

•
In November 2012, PC's board of directors approved the extension of the repurchase of its series A through B Notes in an amount of up to NIS 750 million (approximately $201 million), to be made until December 31, 2014. During 2012, PC purchased a total of NIS 271 million par value of its notes (approximately $73 million), for a total consideration of NIS 247 million (approximately $66 million).

•
In August 2012 we entered into a NIS 75 million (approximately $20 million) note structured transaction with a certain financial institution, pursuant to which we purchased a NIS denominated zero-coupon credit linked note due to mature on October 2, 2013 (the “CLN”) from the other party. The CLN referenced a portfolio of our notes (having a market value of NIS 75 million). The note portfolio was purchased by us under our note repurchase program that was announced on May 23, 2011 and in the framework of the transaction we sold the note portfolio to the other party. In consideration, the other party paid us the market value of the note portfolio and arranged for the issuance of the CLN at an issue price of NIS 37.5 million (approximately $10 million).

In addition, in November 2012 we entered into a NIS 150 million (approximately $40 million) note structured transaction with another financial institution pursuant to which we received a NIS 75 million credit line for the purchase of a portfolio of our notes having an aggregate market value of up to NIS 150 million. We were allowed to purchase the note portfolio within a 10-week utilization period commencing at the effective date of the transaction. In the framework of the transaction, we had the right to sell to the other party notes that were acquired by us and which comprised the note portfolio in consideration for a payment by the other party of the agreed-upon financing amount not to exceed 50% of the aggregate market value of the note portfolio and that would be determined by the parties.

During the terms of the respective transactions, all the proceeds derived from the note portfolio (principal and interest) were to be retained by the other parties. Immediately following the scheduled respective termination date of each of the transactions, subject to no early termination event having occurred the other party to each transaction, respectively, was to deliver to us the remaining, unamortized portion of the respective note portfolio. Under the terms of the respective transactions, an early termination of the transaction could occur upon a trigger event linked to a decrease in the market value of the respective note portfolio below a pre-defined threshold.

In furtherance of the transaction as well as any other note repurchases, the board of directors of the Company approved the increase of the note repurchase program to allow repurchase of up to an additional NIS 125 million (approximately $33 million) of our Series A through G and Series 1 notes.

As discussed above, on February 20, 2013, the other parties notified us of the early termination of the transactions as a result of the decline in the market price of our outstanding Notes and consequent failure to meet the loan-to-value covenants under the agreements governing the transactions.

•
In June 2012 EPN Group LLC ("EPN Group") sold 47 of the shopping centers it held to BRE DDR Retail Holdings LLC, a joint venture between Blackstone Real Estate Partners VII L.P. and/or its affiliates and DDR Corp. (formerly known as Developers Diversified Realty Corporation) and/or its affiliates, for a purchase price of $1.43 billion. The total proceeds from the transaction, including cash and other net working capital items less property level financing which was repaid by EPN Group or assumed by the buyer at the closing (in the amount of approximately $928 million), amounted to approximately $530 million. The remaining two shopping centers were sold in July 2012 for $41.0 million.

•
On April 5, 2012, Elbit USA LLC (Elbit USA") and Eastgate Property LLC ("Eastgate") amended the warrant granted in connection with the $30 million term loan agreement dated September 21, 2011, with effect as of March 22, 2012, pursuant to which we agreed to cancel the proposed increase in the number of shares issuable under the warrant on and after such date from 3.3% of our outstanding shares at the date of exercise to 9.9% of our outstanding shares at the date of exercise and to reduce the exercise price from $3.00 per share to zero. The amendment also contains appropriate modifications to the adjustment provisions of the warrant as a result of the foregoing changes.

•
In March 2012, one of our wholly owned indirect subsidiaries entered into a share purchase agreement with PPHE for the sale of our holdings in certain subsidiaries which owned a 50% interest in the following hotels in the Netherlands: the Park Plaza Victoria Amsterdam Hotel, the Park Plaza Utrecht Hotel, the arthotel Amsterdam and the Park Plaza Airport Hotel. These hotels were jointly owned by us and PPHE and were managed by PPHE. The transaction reflected an asset value of €169 million (approximately $219 million) for all four hotels. The total net consideration payable to us was €26.5 million (approximately $34.5 million). In addition, approximately €58 million (approximately $75 million) of our subsidiaries’ share (50%) of banks loans were assumed by PPHE by virtue of the purchase of those subsidiaries and were eliminated from our consolidated balance sheet. The consideration was paid to us in May 2012 as follows: (i) €23 million (approximately $30 million) in cash; (ii) 700,000 ordinary shares of PPHE, with a market price of approximately €2.0 million (approximately $2.5 million), based on the quotation of such shares’ price on the London Stock Exchange as of March 30, 2012; and (iii) an additional payment in the aggregate amount of up €1.5 million (approximately $2.0 million) that shall be made on the fourth anniversary of the Transfer Date and shall be subject to certain adjustments, based on the PPHE shares’ market price, as set forth in the agreement. The total profit generated from the sale of the hotels amounted to approximately NIS 188 million ($50 million), out of which we recognized NIS 134 million ($36 million) in the shareholders equity due to the application of the revaluation model described above and NIS 54 million ($14 million) in the income statement.

•
In April 2012 we completed the sale of all our shares in Elbit Trade and all of its interests in GB Brands, which is the franchisee of the GAP and Banana Republic brand in Israel, to Gottex. The purchase price paid by Gottex under the agreement was NIS 25 million (approximately $7 million), plus the agreed value of the GAP inventory as of the closing date and adjustments based on the agreed value of the working capital attributed to the GAP activity as of the closing date. We recorded a gain in the amount of NIS 9.4 million (approximately $3 million).

•
In March 2012, PC opened the Kragujevac Plaza in Kragujevac, Serbia, the fourth largest city in Serbia and the capital of the Sumadjia Region in central Serbia. This commercial and entertainment center comprises 22,000 square meters of gross lettable area spread over two floors with approximately 700 parking spaces. The center includes a six screen cinema, the Arena Fun Factory entertainment center and Circus Playground, as well as over 95 shops with international and local brands.

•
In March, 2012, PC opened its first commercial center in India, the Koregaon Park Plaza in Pune, the second largest city in the state of Maharashtra. This commercial center comprises 41,500 square meters of gross lettable area spread over two and a half floors with approximately 930 car parking spaces and 930 two-wheeler slots, and includes a seven screen PVR cinema, the blu-O bowling and Timezone entertainment center as well as over 120 shops with international and local brands.

In June 2012, a fire occurred at the center, which resulted in its being temporarily closed for the majority of 2012. As a result, we recorded an impairment of NIS 50 ($13 million) to our trading property asset. PC maintains comprehensive general liability and property insurance, including business interruption insurance, with loss limits that PC believes will entitle it to be insured for the currently foreseeable losses arising from the fire. Based on the insurance company’s valuator report, we determined that it is virtually certain that PC will be reimbursed by the insurance company, and accordingly we recorded a receivable in the amount of NIS 37 million ($10 million).

•
On February 23, 2012, InSightec and InSightec’s wholly owned subsidiary concluded a series of agreements with GEHC pursuant to which GEHC will provide financing to InSightec in the form of convertible notes up to a total of $13.75 million, bearing interest at a rate of 6% per annum or a rate equivalent to the interest applicable to the financing provided by us and Elbit Medical. The convertible notes are due and payable by October 1, 2016, and will be convertible into Series B-1 Preferred Shares of InSightec. In addition, we and Elbit Medical entered into a series of agreements with InSightec and GEHC pursuant to which, among other things, the financing granted to InSightec by us and Elbit Medical during 2010 and 2011 was amended to provide similar loan terms and security mechanisms as set forth in the funding agreement, so that Elbit Medical and us will receive convertible notes convertible on the same terms and up to the same amounts as the GEHC notes. The loans and convertible notes issued to GEHC and Elbit Medical and the note that will be issued to us will be secured, pari passu, by floating charges over the assets of InSightec and its wholly owned subsidiary.

2011

•
In May 2011, PC's board of directors approved the repurchase of up to NIS 150 million of its series A through B Notes, to be made from time to time in the open market. During 2011, PC purchased an additional total of NIS 168 million par value of its notes, for a total consideration of NIS 152 million.

•
In November 2011, PC opened the Torun Plaza in Torun, Poland. This commercial and entertainment center comprises 40,000 square meters of gross lettable area spread over two floors with approximately 1,100 parking spaces. The center includes an eight screen cinema, fantasy park entertainment center as well as over 120 shops with international and local brands.

•
In October 2011, our 77% held subsidiary, S.C. Bucuresti Turism S.A ("BUTU") completed a refinancing of its five star Radisson Blu Hotel located in Bucharest, Romania.  According to the facilities agreement, a leading international European bank granted BUTU a loan of up to €71.5 million. The loan could be drawn down in two tranches, with Tranche A in the amount of approximately €62.5 million having been drawn down on September 29, 2011, and Tranche B in the amount of approximately €9.0 million to be drawn down between December 31, 2012 and March 31, 2013, subject to the satisfaction of certain conditions as stipulated in the facilities agreement; we did not draw down the amounts available under Tranche B.  The proceeds of the loan shall be used, inter alia, to repay BUTU's current outstanding bank facility and to repay to us our shareholder loans in the amount of approximately €25 million.

•
On September 22, 2011, PC undertook that it would not make any further distributions during 2011 other than a distribution of €30 million that was made on September 23, 2011, pursuant to an agreement entered into between PC and its Series A and Series B noteholders. Furthermore, PC undertook in the agreement that distributions in the years 2012 and 2013 will be subject to the following conditions:

o	any distribution of dividends (including a repurchase of shares that is not at an attractive price to PC) will not exceed €30 million;

o
any distribution of dividends will be derived only from the net cash flow derived from the realization of assets at a rate which will not exceed 50% of the cash flow from the realization of the foregoing assets;

o
if a distribution is made and the notes meet certain agreed upon average yield rates, PC will maintain certain reserve amounts secured in favor of the bondholders which may be used to repurchase or repay the notes; and

o
if a distribution is made and the notes meet certain agreed upon average yield rates, PC will be entitled to make distributions between €30 million and €50 million and it will maintain an amount equal to the distribution amount exceeding €30 million as a reserve secured in favor of the bondholders which may be used to repurchase or repay the notes.

•
On September 21, 2011, our indirect subsidiary, Elbit USA entered into a secured term loan agreement (the “Term Loan Agreement”) with Eastgate for a term loan in the amount of $30 million (the "Term Loan"). As part of and in connection with the Term Loan, we granted to Eastgate a warrant to purchase our ordinary shares at an exercise price of $3.00 per share payable in cash, in exchange for the cancellation of debt or by forfeiting shares having a market value equal to the exercise price (i.e., "cashless exercise"), during a two-year period commencing on March 31, 2012. It was further agreed that if the Term Loan is repaid by March 22, 2012, six months from the closing, the warrant would entitle Eastgate to purchase up to 3.3% of our outstanding shares at the date of exercise. Otherwise, the warrant would entitle Eastgate to purchase up to 9.9% of our outstanding shares at the date of exercise. The exercise price and/or number of shares issuable upon exercise of the warrant are subject to adjustment for certain corporate events, transactions and dilutive issuances of securities. On September 22, 2011, we filed a prospectus supplement with the SEC under our shelf registration statement dated March 14, 2011, to register the warrant and up to 3,000,000 ordinary shares which may be issuable upon the exercise of the warrant.  The terms and conditions of the warrant and the exercise thereof are subject to amendment under the Arrangement; for more information, please see "Item 10.C – Material Contracts – the Arrangement" below.

•
On September 19, 2011, EDT distributed an interim dividend payment of $26 million. Elbit Plaza USA, L.P. ("Elbit Plaza USA") received a total distribution amount of $11.8 million. Each of ours and PC’s share in such distribution is approximately $5.9 million.

•
On September 23, 2011, PC paid an interim cash dividend payment of €30 million to its shareholders, of which we received €18.7 million out of which €8.7 million was used by us to serve our debt to an Israeli bank under a loan agreement dated March 2011 pursuant to which we pledged 29% of PC's outstanding shares.

•
On July 14, 2011, we concluded the off-market takeover bid made by EPN EDT Holdings II, LLC ("EPN Holdings") that we had commenced in March 2011, for all of the units in EDT not already held by EPN Holdings and its affiliates for the total consideration of $242 million.  As a result of the purchases of EDT’s units during the offer period, EPN Holdings and its affiliates increased their interest in EDT from approximately 47.8% to approximately 96.4%. In August 2011 EPN Holdings completed the compulsory acquisition of the remaining EDT units and the EPN Group became the holder of 100% of the outstanding units of EDT, following which EDT was removed from the official list of the Sydney Stock Exchange and was voluntarily liquidated (while transferring the us REITs it held to the EPN Fund).

•
In May 2011, our board of directors approved the repurchase of up to NIS 150 million of our series A through G Notes, to be made from time to time in the open market. During 2011, we purchased NIS 67.7 million par value of our notes for an amount of approximately NIS 53 million.

•	In March 2011, we entered into a new financing agreement (subsequently amended) with an Israeli bank in the amount of $70 million, replacing the previous financing agreement.

•
In March 2011, we issued additional unsecured non-convertible Series D Notes to investors in Israel, by expanding the existing series, in an aggregate principal amount of approximately NIS 96 million for gross proceeds of approximately NIS 108 million.

•	In January 2011, PC issued additional Series A and B Notes for an aggregate consideration of approximately NIS 300 million (approximately $79 million).

2010

•
On December 31, 2010, we sold to PPHE all of our holdings in three companies that own three hotels in London, England, for a total consideration of £21 million, representing a total estimated asset value for the hotels of £230 million. The consideration was paid in a combination of loans, an issuance of one million ordinary shares of PPHE and a possible additional payment that is subject to adjustments. Prior to this transaction, these hotels were jointly owned by us and PPHE and were managed by PPHE. For additional information, see “Item 4.B. Business Overview – Recent Acquisitions and Dispositions of Hotels."

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

•
On November 29, 2010, we completed a refinancing of three of our jointly controlled hotels in London - the Park Plaza Riverbank, the Park Plaza Victoria and the Park Plaza Sherlock Holmes. The refinancing involved 5-year term facilities totaling £165 million with Aareal Bank AG, maturing in November 2015. The hotels were previously financed by a £195 million facility (with £181.9 million outstanding) from Goldman Sachs International, which was due in March 2011. In addition to the new facilities, PPHE and us provided an equity injection of £16.6 million of which £7.7 million was provided by us, in order to enable the borrowers to repay the balance of the amount that was outstanding to Goldman Sachs. PPHE and we severally guaranteed certain of the borrowers’ obligations, plus interest in a total amount of £25.8 million, of which our share amounts to £11.9 million. The facilities are non-recourse to us or any other company affiliated to us, other than the borrowers and their subsidiaries. For details regarding the sale of these hotels to PPHE at the end of 2010, see above.

•
On November 24, 2010, we closed a transaction to restructure our holdings in the medical companies InSightec and Gamida under Elbit Medical. In consideration for our shares of InSightec representing 65.9% of InSightec's outstanding share capital and our shares of Gamida representing 31.6% of Gamida's outstanding share capital at that time, we were issued shares of Elbit Medical representing a 90% interest in Elbit Medical and were granted options at zero exercise price to acquire shares of Elbit Medical which together with the shares issued represented shareholding of 97.9% in Elbit Medical, on a fully diluted basis. On December 8, 2010, Elbit Medical issued shares in a private placement in the aggregate amount of NIS 19 million, including a two year option to invest an additional aggregate amount of NIS 19 million, all at a pre-money valuation of Elbit Medical of NIS 800 million. As of the date of this annual report, we hold 95.63% of Elbit Medical's share capital (on a fully diluted basis). For additional information, see “Item 4.B. Business Overview – Medical Companies.”

•	On November 24, 2010, we completed a private placement of NIS 35 million principal amount of our Series D Notes as an expansion to the existing Series D Notes traded on the TASE.

•
In November 2010, PC announced the completion of the first tranche of a note offering to Polish institutional investors. PC raised an amount of PLN 60 million from the note offering with a three year maturity bearing interest of six month Polish WIBOR plus a margin of 4.5%.

•
On July 22, 2010, EPI entered into a new framework agreement with respect to the Bangalore Project, due to changes in the market conditions and to new commercial understandings between EPI and the third party seller of the project, pertaining, inter alia, to the joint development of the project and its magnitude and financing, the commercial relationships and working methods between the parties and the distribution mechanism of the revenues from the project. For additional information, see “Item 4.B. Business Overview – Residential Projects.”

•
In August 2010, we sold 15 million ordinary shares of PC to a Polish institutional investor, for an aggregate consideration of approximately NIS 98 million. Following this transaction, we owned approximately 62.36% of PC's outstanding shares.

•
In 2010 we issued additional unsecured non-convertible Series G Notes to investors in Israel, by expanding the existing series, in an aggregate principal amount of approximately NIS 461.5 million for gross proceeds of approximately NIS 459 million.

•
In June 2010, EPN Real Estate Fund L.P. ("EPN Fund") completed an investment of approximately $116 million in EDT, a trust traded on the Australian Stock Exchange. Following the completion of the transaction, EPN Fund was EDT's largest unit holder, holding an approximate 48% ownership interest in EDT.

•	In June 2010, EPN Fund raised $31 million in capital commitments from Menora and certain of its affiliates.

•
In April 2010, we, together with PPHE, acquired the Holiday Inn Schiphol Hotel located near the Amsterdam Schiphol Airport, for a purchase price of €30 million. The hotel operates under the "Park Plaza" brand name.

•	On February 9, 2010, Elbit Plaza USA entered into the framework and co-investment agreement with Eastgate.

•
Between January and March 2010, PC issued additional unsecured non-convertible Series B Notes to investors in Israel in an aggregate principal amount of approximately NIS 308 million for gross proceeds of approximately NIS 330 million.

•	During 2010 we repurchased 588,910 of our ordinary shares, for a total aggregate amount of NIS 30 million.

•	During 2010 we opened four GAP stores in Israel. Our aggregate investment in such stores totaled approximately NIS 21 million.

•	In 2010 PC completed the development of two shopping centers, Zgorzelec Plaza and Suwalki Plaza, both in Poland, and opened them to the public.

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

Until December 31, 2011, for our property, plant and equipment (mainly hotels), we evaluated the existence of any decline, and hence, the need for an impairment loss on our real estate assets (operating or under construction), when indicators of impairment were present. Such evaluation was based on the higher of (i) estimated selling price in the open market or (ii) the estimated value-in-use, based on discounted operational cash flows (before interest and income tax charges), expected to be generated by those assets (“Recoverable Amount”). In 2012 we elected to change the way in which we account for property, plant and equipment (hotels) and to adopt the revaluation model instead of the cost model we had been using until such time. This change was effective as of January 1, 2012.

For our trading property (commercial centers designated for sale and residential), such evaluation is based on the estimated selling price in the ordinary course of business less all estimated costs of completion and cost necessary to make the sale ("Net Realizable Value"). See note 8G to our annual consolidated financial statements. Estimations of the Recoverable Amount and/or Net Realizable Value involve, in general, critical estimation and takes into account special assumptions in the valuations, many of which are difficult to predict, in respect of the future operational cash flows expected to be generated from the real estate asset and the yield rate which will be applied for each real estate asset. In cases where there are material uncertainties in respect of the future development of the project we apply the comparable model. Actual results could be significantly different than the estimates and could have a material effect on the financial results.

Determination of the operational cash flow expected to be generated from the real estate asset is based on reasonable and supportable assumptions as well as on historical results adjusted to reflect our best estimate of future market and economic conditions that management believes will exist during the remaining useful life of the assets. Such determination is subject to significant uncertainties. In preparing these projections, we make assumptions, the majority of which relate to market share of the real estate asset, benchmark operating figures such as occupancy rates and average room rates (in respect of hotels), rental and management fee rates (in respect of commercial and entertainment centers), selling prices of apartments (in respect of residential units), time period to complete the real estate assets under construction, costs to complete the establishment of the real estate asset, expected operational expenses and others. In addition the process of construction is long and subject to approvals and authorization from local authorities. It may occur that building permits will expire and will cause us additional preparations and costs, and can cause construction to be delayed or abandoned.

The yield rate reflects economic environment risks, current market assessments regarding the time value of money, industry risks as a whole and risks specific to each asset, and it also reflects the return that investors would require if they were to choose an investment that would generate cash flows of amounts, timing and risk profile equivalent to those that we expect to derive from the assets. Such rate is generally estimated from the rate implied in current market transactions for similar assets, or where such transactions do not exist, based on external appraisers.

Litigation and other contingent liabilities

We are involved in litigation and other contingent liabilities in substantial amounts including certification requests for class actions. See note 23B to our annual consolidated financial statements. We recognize a provision for such litigation when it is probable that we will be required to settle the obligation and the amount of the obligation can be reliably estimated. We evaluate the probability and outcome of these litigations based on, among other factors, legal opinions and consultations as well as past experience. The outcome of such contingent liabilities may differ materially from management's assessment. We periodically evaluate these assessments and make appropriate adjustments to the consolidated financial statements. In addition, as facts concerning contingencies become known, we reassess our position and make appropriate adjustments to the consolidated financial statements. In rare circumstances, mainly with respect to class actions, when the case is unique, complicated and involves prolonged and uncommon proceedings, we cannot reliably estimate the outcome of such cases.

Accounting for income taxes

The calculation of our tax liabilities involves uncertainties in the application and/or interpretation of complex tax laws, tax regulations and tax treaties, in respect of various jurisdictions in which we operate and which vary from time to time. In addition, tax authorities may interpret certain tax issues in a manner other than that which we have adopted. Should such contrary interpretive principles be adopted upon adjudication of such cases, our tax burden may be significantly increased. In calculating our deferred taxes, we are required to evaluate (i) the probability of the realization of our deferred income tax assets against future taxable income and (ii) the anticipated tax rates in which our deferred taxes would be utilized. See note 23B5 to our annual consolidated financial statements.

Potential penalties, guarantees issued and expired building permits

Penalties and guaranties are part of our ongoing construction activities, and result from obligations we have towards third parties, such as banks and municipalities. Our management is required to provide estimations regarding risks evolving from such potential guarantees or penalties that we may have to settle. In addition, our operations in the construction area are subject to valid authorizations and building permits from local authorities. Under certain circumstances we are required to determine whether the building permits we obtained have not yet expired. It may occur that building permits have expired which might impose on us additional costs and expenses or delays, and even abandonment of projects under construction.

Valuation of derivatives, embedded derivatives and share based payment arrangements

We are involved in derivative transactions (mainly PC's swaps transactions and PPHE call option for the PPHE shares sold under the UK and Dutch hotels sale transactions( (see notes 9A(iv), 17(1) and 20(ii) to our annual consolidated financial statements) and share based payment arrangements adopted by us (see note 25 to our annual consolidated financial statements). The derivatives and the cash settled share based arrangements are measured at fair value at each balance sheet date.

Equity settled share based arrangements are measured at fair value as of the grant date. The fair value of the abovementioned instruments is determined using valuation techniques which require management to make judgments and assumptions regarding the following variables in respect of each instrument:

•	Derivative transactions with respect to PC's swap transactions: mainly the interest rate yield curves of the EURO.

•	With respect to the PPHE call option: the expected volatility of PPHE and our shares and the probability and the term for a "transaction" (as defined in the agreement) to occur.

•
Share based payment arrangements: the share price in respect of option plans adopted by our private investees which has no quoted market price; the expected stock price volatility over the term of the plan; and actual and projected employee stock option exercise behaviors.

The fair value of these instruments was generally computed based on valuations of third party experts.

Fair value of investment property and hotels

As of December 31, 2012, we determined the fair value according to accepted evaluation methods for real estate properties. The factors taken into account in assessing valuations may include;

•	Assuming a transaction/price between willing buyer and a willing seller, without duress and an appropriate time to market the property to maximize price;

•	Capitalization rates used to value the asset, market rental levels and lease expirations;

•	Average room rate of the hotels;

•	Discounted cash flow models;

•	Available sales evidence; and

•	Comparisons to valuation professionals performing valuation assignments across the market.

When the fair value of investment property is determined based upon the discounted cash flows ("DCF") approach, which is the major model we implement, the assumptions underlying the model, as well as the ability to support them by means of objective and reasonable market demonstrations, so they can be viewed as assumptions that market participants may have used, are significant in determining the fair value of the investment property. Among the predominant assumptions that may cause substantial changes in the fair value while using the DCF model are: the capitalization rate, the expected net operating income and the interest rate for discounting the cash flows, all considering the degree of certainty, or uncertainty, of the markets in which we operate.

We endeavor to determine an objective fair value to the extent possible, however, the process of evaluating the fair value of investment property and hotels also involves subjective factors, derived from, among other things, the past experience of our management, and its understanding of the anticipated development in the real estate markets as of the date on which the estimate of the fair value is being determined. For a sensitivity analysis of such factors, see note 12 H to our annual consolidated financial statements.

Fair value of investment property is determined based on management's estimation. For that purpose, management uses its experience and internal experts, and takes into consideration and partially relies on appraisals performed by external local knowledgeable independent real estate appraisers or use appropriate valuation techniques adopted by us, based on our experience and experts.

As of December 31, 2011, we determined the fair value of 47 properties representing approximately 90% of the total fair value of our portfolio investment properties as of such date based on the asset fair value as reflected in the January 2012 agreement for the sale of the properties

Fair value of associate

Following our loss of control over InSightec in December 2012 discussed above, we ceased to consolidate InSightec's financial statements. As of that date we account for the remainder of our investment in InSightec based on the equity method, whereas the cost of the remaining investment was determined based on the fair value of InSightec as of such date.

As a result, in 2012 we recorded a gain in the amount of NIS 216 million (approximately $58 million), which was presented under discontinued operations. The fair value of our remaining investment in InSightec amounted to NIS 150 million ($40.4 million).

We determined the fair value of InSightec using a third party appraiser who has the required skills, experience and ability, based on the value of InSightec's shares reflected in the last round of investment in InSightec by GE. In our opinion, which is based (inter alia) on the opinion of the third party appraiser, it is more appropriate to use that value as opposed to other economic models even though GE was already a shareholder of InSightec at the time of such investment.

The total value of InSightec was allocated to our interest, based on the liquidation preference of each type of InSightec's shares held by us (as provided in InSightec's Articles of Association) given the occurrence of certain corporate changes such as sale, liquidation, merger, initial prospectus offering or incorporation. We used the Black-Scholes model for the valuation process.

In light of our investment in different shares of InSightec, our management's forecast as to the timing of any corporate change, as well as determining the probability of the occurrence of each change, requires broad judgmental consideration, and therefore has a material effect on InSightec's fair value, and accordingly on the gain recognized by us in our consolidated financial statements as of December 31, 2012.

Critical judgment in applying accounting policies

Capitalization of financing costs

We capitalize finance costs to real estate assets under construction from commencement of activities for the preparation of the assets for their intended use or sale. Such determination requires management to use critical estimations and assumptions as well as judgment to determine whether a specific asset under construction or development is qualified for capitalization. Borrowing costs qualified for capitalization includes, inter alia, foreign exchange differences on borrowing to the extent that they are considered as an adjustment to interest costs. In order to determine whether foreign exchange differences are considered as an adjustment to the interest expenses, management is required, for each specific loan, to evaluate the alternative borrowing cost for a loan that would have been provided in the functional currency of the borrower under the same terms and conditions as the actual loan. Such determination requires management to use a considerable degree of judgment and estimations. Another critical judgment is required to capitalize non-specific borrowing costs to qualified assets, in cases in which our relevant entity that raised the borrowing is not the one that owns the qualified asset. Furthermore, additional critical judgment is required to suspend capitalization of borrowing costs during periods in which a disruption of development activities occurs, if such disruption continues over a significant period of time. Finally, the determination that a real estate asset is no longer designated for development or construction requires considerations of judgment.

Classification of investment as held to maturity

As of December 31, 2011, we had investments in the amount of NIS 188 million in financial notes (see note 9A.(ii) to our annual consolidated financial statements). We considered our capital management policy and our liquidity requirement for operational activities, and decided that we have the positive intent and ability to hold these notes to maturity. Accordingly, the investment in these notes is presented in our financial statements as held to maturity.

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

During 2012 we realized all of these Notes.

Effective control

See note 29B of our annual consolidated financial statements with respect to our management opinion that as of December 31, 2010, we had de facto control over EDT, by having the power to govern the financial and operating policies of EDT (as of December 31, 2011 we had control over EDT, and as of December 31, 2012 we had sold our investment in EDT). Based on this, we present our indirect investment in EDT on a proportional consolidation basis based on 45% (as of December 31, 2011).

Revenue recognition from sale of property, plant and equipment

Revenues from sale of property, plant and equipment, including hotels, are recognized when all the criteria mentioned in note 2 AA to our annual consolidated financial statements are met. The determination whether or not these criteria have been met, for each sale transaction, requires significant judgment by our management. In particular, significant judgment is made in determining whether, as of the balance sheet date, it is probable that the economic benefits associated with the transaction will flow to us and whether we have transferred to the buyer the significant risks and rewards associated with the assets sold.

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

Classification of investment property as held for use

With respect to the investment property portfolio in the U.S., which totaled NIS 2,557 million as of December 31, 2011, according to IFRS 5 "Non-current Assets held for Sale and Discontinued Operations", an entity shall classify a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use.  For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal group) and its sale must be highly probable (highly probable means "significantly more likely than more-likely-than-not"). Amongst the aggregate conditions that must be satisfied for a sale of a non-current asset (or disposal group) to qualify as highly probable is that the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale.

With respect to the transaction to sell our investment properties in the U.S. (as mentioned in note 29B to our annual consolidated financial statements), our management is of the opinion that while some of the conditions to qualify for classifying our U.S. investment property portfolio as held for sale were met as of December 31, 2011 (EPN’s management did in fact have a plan in place to sell the assets and had negotiated a sales price for the portfolio during December 2011), as of such date it was not highly probable that the sale of said assets was expected to qualify for recognition as a completed sale within a 12-month period subsequent to December 31, 2011.

Management's primary arguments include: (i) being the transaction was one of significant size in terms of total consideration and number of assets to be sold – $1.43 billion (of which $639 million assumed borrowings) and 47 assets, (ii) the lack of potential of buyers for a portfolio of the size of the EPN Group’s, (iii) then-current recession in the real estate markets, both in the U.S. and global economy, and stress in the capital markets, which raise significant uncertainty for a transaction of that size to be completed within one year, (iv) the closing of the transaction was subject to the consent of four different lenders with respect to borrowings in the total of $639 million to be assumed as part of the transaction, (v) a non-refundable deposit was not paid by the potential purchaser as of December 31, 2011, (vi) EPN Group's management's own experience with past transactions it had been involved in, and (vii) no purchase and sale agreement or letter of intent was executed as of December 31, 2011, hence some significant business terms were not agreed upon as of such date.

Based on the above, as of December 31, 2011 the investment properties of the U.S. portfolio were classified as held for use.

Recently issued accounting standards

For information on recently issued accounting standards under IFRS, see note 2AG to our annual consolidated financial statements.

A.           Operating Results

Presentation method of financial statements

We are involved in investments in a wide range of different activities. Accordingly, management believes that our income statements should be presented in the “single - step form". According to this form, all costs and expenses (including general and administrative and financial expenses) should be considered as continuously contributing to the generation of overall income and gains. We also believe that our operating expenses should be classified by function to: (i) those directly related to each revenue source (including general and administrative expenses and selling and marketing expenses relating directly to each operation); and (ii) overhead expenses which serve the business as a whole and are to be determined as general and administrative expenses.

Our strategy in respect of PC's commercial and entertainment centers is to dispose of commercial and entertainment centers upon completion, subject to certain exceptions. Therefore, PC's commercial and entertainment centers are presented within current assets as trading property and our revenues from these commercial and entertainment centers are mainly derived from their disposal to third parties.

Our revenues from the sale of commercial and entertainment centers and other real estate properties are subject to the execution and consummation of sale agreements with potential purchasers. In periods when we consummate a sale of a real estate asset we record revenues in substantial amounts and as a result we may experience significant fluctuations in our annual and quarterly results. We believe that period-to-period comparisons of our historical results of operations may not necessarily be meaningful or indicative and that investors should not rely on them as a basis for future performance.

Our policy in respect of the hotels segment is to designate the hotels to be managed and operated by our management companies. Consequently, our hotel assets are presented as part of our property, plant and equipment in the financial statements.

In 2012 we elected to change the way in which we account for property, plant and equipment (hotels) and to adopt the revaluation model instead of the cost model we had been using until such time. This change was effective as of January 1, 2012.

 During 2012, we completed a transaction to sell all of our investments in commercial and entertainment centers in the United States. In addition, as discussed below in 2012 we lost control over InSightec. Accordingly, both of these operations are presented in these financial statements as discontinued operations.

Translation of statements of income of foreign operations

Our functional currency is NIS, and our consolidated financial statements are presented in NIS. The majority of our businesses, which operate in various countries, report their operational results in their respective functional currency which differs from the NIS. We translate our subsidiaries’ result of operations into NIS based on the average exchange rate of the functional currency against the NIS. Therefore, a devaluation of the NIS against each functional currency would cause an increase in our reported revenues and the costs related to such revenues in NIS while an increase in the valuation of the NIS against each functional currency would cause a decrease in our revenues and costs related to such revenues in NIS.

Statements of income

The following table presents our statements of income for each of the three years ended December 31, 2012, 2011 and 2010:

	December 31
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2
				Convenience Translation
	(in NIS thousands)			(in $ thousands)
	(except for per share data)

Revenues and gains
Commercial centers	302,262	115,270	102,895	80,970
Hotels operations and management	222,828	286,548	403,822	59,692
Sale of fashion merchandise and other	145,996	185,082	174,817	39,109
Total revenues	671,086	586,900	681,534	179,771
Gain from changes of shareholding in investees	9,369	-	-	2,510
Gain from sale of real estate assets	53,875	-	198,777	14,432
	734,330	586,900	880,311	196,713

Expenses and losses
Commercial centers	272,810	159,626	156,745	73,081
Hotels operations and management	202,158	240,784	341,291	54,154
Cost of fashion merchandise and other	155,772	211,743	197,574	41,728
General and administrative expenses	48,886	61,857	65,292	13,096
Share in losses of associates, net	8,726	7,568	8,275	2,337
Financial expenses	175,778	164,001	316,706	47,088
Financial income	(31,083)	(65,571)	(40,927)	(8,327)
Change in fair value of financial instruments measured at fair value through profit and loss	50,229	(275,537)	53,016	13,455
Write-down, charges and other expenses, net	411,625	290,276	83,660	110,267
	1,294,901	794,747	1,181,632	346,879

Loss before income taxes	(560,571)	(207,847)	(301,321)	(150,166)

Income tax expenses (tax benefit)	(10,248)	63,283	3,992	(2,745)

Loss from continuing operations	(550,323)	(271,130)	(305,313)	(147,421)

Profit from discontinued operations, net	94,823	24,101	378,838	25,401

Profit (loss) for the year	(455,500)	(247,029)	73,525	(122,020)

	December 31
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2
				Convenience translation
	(in NIS thousands)			(in $ thousands)
	(except for per share data)

Attributable to:
Equity holders of the Company	(293,590)	(264,919)	61,998	(78,647)
Non-controlling interest	(161,910)	17,890	11,527	(43,373)
	(455,500)	(247,029)	73,525	(122,020)

Loss from continuing operations
Equity holders of the Company	(391,947)	(284,610)	(308,924)	(104,995)
Non-controlling interest	(158,376)	13,480	3,611	(42,426)
	(550,323)	(271,130)	(305,313)	(147,421)
Profit from discontinued operation, net
Equity holders of the Company	98,357	19,691	370,922	26,348
Non-controlling interest	(3,534)	4,410	7,916	(947)
	94,823	24,101	378,838	25,401

Earnings (loss) per share
Basic earnings per share:
From continuing operation	(15.75)	(11.44)	(12.21)	(4.22)
From discontinued operations	3.95	0.79	14.67	1.06
	(11.80)	(10.65)	2.45	(3.16)
Diluted earnings per share:
From continuing operation	(15.75)	(11.44)	(12.21)	(4.22)
From discontinued operations	3.95	0.79	14.41	1.06
	(11.80)	(10.65)	2.13	(3.16)

2012 compared to 2011

Revenues and Gains

Total revenues and gains in 2012 amounted to NIS 734 million ($197 million) compared to NIS 587 million in 2011. The increase is mainly attributable to:

(i)
Revenues from commercial and entertainment centers increased to NIS 302 million ($81 million) in 2012 compared to NIS 115 million in 2011, as a result of the operation of seven centers in 2012, of which six operated throughout the year, compared to the operation of five centers in 2011, four of which operated throughout the year. The increase in revenues was also due to the increase in the average occupancy rates from 78%-90% in 2011 to 80%-98% in 2012. In addition, in 2012 we recognized revenues of NIS 30 million ($8 million) attributable to the sale of office space in India, and PC consummated the sale of land in Bulgaria and Hungary which generated revenues of NIS 97 million ($27 million).

(ii)
Revenues from hotel operations and management decreased to NIS 223 million ($60 million) in 2012 compared to NIS 286 million in 2011. The decrease was mainly attributable to the sale of the four Dutch hotels in March 2012. This decrease was partially set off by an increase in the revenues from our hotels in the Belgium and Romania. The average occupancy rate in these hotels was approximately 72% in 2011 and 75% in 2012, but the average room rate decreased from €92 in 2011 to €91 in 2012 for an average number of rooms of 1,026 in 2011 and 2012.

(iii)
Revenues from the sale of fashion retail and other decreased to NIS 146 million ($39 million) in 2012 compared to NIS 185 million in 2011. The decrease was mainly attributable to the sale of the retail activity of GAP in April 2012, partially offset by the increase in the revenues attributable to the activity of Mango. The same store revenues in Mango amounted to NIS 126 million in 2012 compared to NIS 106 million in 2011.

(iv)	Gain from a sale of real estate assets increased to NIS 54 million ($14 million) compare to nil in 2011 attributable to the sale of four Dutch hotels in March 2012.

(v)	Gain from changes of shareholding in investee increased to NIS 9 million ($2.5 million) compared to nil in 2011 attributable to the sale of the retail activity of GAP in April 2012.

Expenses and losses

Our expenses and losses in 2012 amounted to NIS 1,295 million ($346 million) compared to NIS 795 million in 2011. Set forth below is an analysis of our expenses and losses:

(I)
Expenses of commercial and entertainment centers increased to NIS 273 million ($73 million) in 2012 compared to NIS 160 million in 2011 as a result of the operation of seven commercial centers in 2012 compared to the operation of five commercial centers in 2011 discussed above. In addition, expenses in 2012 includes NIS 19 million ($5 million) attributable to the sale of office space in India and NIS 90 million ($24 million) attributable to the sale of plots of land in Bulgaria and Hungary.

(II)
Cost of hotel operations and management decreased to NIS 202 million ($54 million) in 2012 compared to NIS 241 million in 2011. The decrease was mainly attributable to the sale of the four Dutch hotels in March 2012 discussed above.

(III)
Cost of fashion apparel and other decreased to NIS 156 million ($42 million) in 2012 compared to NIS 211 million in 2011. The decrease resulted from the sale of the retail activity of GAP in April 2012.

(IV)
General and administrative expenses decreased to NIS 49 million ($13 million) in 2012 compared to NIS 62 million in 2011. General and administrative expenses less non-cash expenses amounted to NIS 35 million ($9 million) in 2012 compared to NIS 37 million in 2011.

(V)
Financial expenses increased to NIS 176 million ($47 million) in 2012 compared to NIS 164 million in 2011. Such amount includes (a) interest and CPI-linked borrowings in the amount of NIS 394 million ($106 million) in 2012 compared to NIS 464 million in 2011; (b) loss from foreign currency translation differences and other in the amount of NIS 29 million (approximately $8 million) in 2012 compared to a gain in the amount of NIS 38 million in 2011; (c) gain from buy-back of notes in the amount of NIS 113 million ($30 million) in 2012 compared to NIS 64 million in 2011; and (d) financial expenses capitalized to qualified assets in the amount of NIS 134 million (approximately $36 million) in 2012 compared to NIS 198 million in 2011.

The decrease in interest and CPI-linked borrowings in the amount of NIS 394 million (approximately $106 million) in 2012 compared to NIS 464 million in 2011 was mainly attributable to (i) a decrease of NIS 38 million in the interest expense attributable to the Company's and PC’s notes as result of repayment of outstanding principal and buyback of the notes during 2012 and (ii) a decrease of NIS 28 million attributable to an increase in the Israeli consumer price index, to which our and some of PC's notes are linked (1.44% in 2012, compared to 2.53% in 2011).

The increased in exchange rate differences and others loss which in 2012 amounted to a loss of NIS 29 million (approximately $8 million) compared to a gain of NIS 38 million in 2011. The loss in 2012 was mainly attributable to noncash expenses attributed to the effect of the change in the exchange rate between the Euro and NIS on PC's' notes, which are recorded in NIS and are measured is Euros.

(vi)	Financial income decreased to NIS 31 million ($8 million) in 2012 compared to NIS 66 million in 2011. Such decrease was attributable mainly to a decrease in interest on deposit and receivable.

(vii)
Losses from changes in fair value of financial instruments amounted to NIS 50 million ($13 million) in 2012 compared to a gain of NIS 276 million in 2011. This decrease was mainly attributable to the following:

(i)
Loss from changes in fair value of financial instruments (measured at fair value through profit and loss (mainly PC's notes)) amounted to NIS 98 million ($13 million) in 2012 compared to a gain of NIS 353 million in 2011; and

(ii)
Gain from change in fair value of derivatives, embedded derivative and marketable securities (mainly swap transactions) executed by PC in respect of its notes amounted to NIS 48 million ($13 million) in 2012 compared to loss in the amount of NIS 77 million in 2011.

(viii)
Write-down, charges and other expenses, net, increased to NIS 411 million ($110 million) in 2012 compared to NIS 290 million in 2011. The increase was attributable to the write-down in PC's trading property in Eastern Europe in the amount of NIS 406 million ($109 million) in 2012 compared to NIS 371 million in 2011.

As a result of the foregoing factors, we recognized loss before income tax in the total amount of NIS 561 million ($150 million) in 2012 compared to NIS 208 million in 2011.

Tax benefit amounted to NIS 10 million ($3 million) in 2012 compared to tax expenses in the amount of NIS 63 million in 2011. The decrease in tax expenses was attributable mainly to timing differences related to PC's notes measured at fair value through profit and loss.

The above resulted in loss from continuing operations in the amount of NIS 550 million ($147 million) in 2012 compared to NIS 271 million in 2011.

Profit from discontinued operations, net, amounted to NIS 95 million ($25 million) in 2012 compared to NIS 24 million in 2011. Such amount includes (a) gain from loss of control over our subsidiary InSightec in our medical segment in December 2012 in the amount of NIS 216, offset by (b) loss from InSightec's operations during 2012 in the amount of NIS 64 million and (c) loss from selling our U.S. investment properties in the amount of NIS 58 million.

The above resulted in a loss of NIS 456 million ($122 million) in 2012, of which a loss of NIS 293 million ($79 million) was attributable to our equity holders and NIS 162 million ($43 million) was attributable to the non-controlling interest. The loss in 2011 included NIS 265 million attributable to our equity holders and profit in the amount of NIS 17 million attributable to the non-controlling interest.

The following table provides supplemental information of our results of operations per segment, for the year ended December 31, 2012 (in NIS million):

Segment	Hotels	Commer-cial Centers	Medical Industries*	Fashion Apparel	Residen-tial	Other and Allocations*	Total
Revenues	223	300	69	143	2	(66)	671
Gain from sale of real estate assets	54			9			63
Gain from loss of control over a subsidiary			217			(217)	-
Costs and expenses	202	273	70	155	10	(70)	640
Research and development expenses			41			(41)	-
Financial expenses (income), net	36	58		2		-	96
Other expenses (income), net	(6)	405				2	401
Share in losses of associates, net		(1)	(8)				(9)
Segment profit (loss)	45	(437)	167	(5)	(8)	(174)	(412)
Unallocated general and administrative expenses							(49)
Unallocated financial expenses							(80)
Financial income							31
Changes in fair value of financial instruments measured at FVTPL							(50)
Loss before income taxes							(560)
Income taxes							10
Profit from continuing operations							(550)
Profit from discontinued operation							95
Loss for the year							(455)

*  Because we lost control over InSightec in 2012 revenues were classified to discontinued operations.

2011 compared to 2010

Revenues and Gains

Total revenues and gains in 2011 amounted to NIS 587 million compared to NIS 880 million in 2010. The decrease is mainly attributable to:

(i)
Revenues from commercial and entertainment centers increased to NIS 115 million in 2011 compared to NIS 103 million in 2010, as a result of the operation of five commercial centers in 2011, four of which operated throughout the year, compared to the operation of four commercial centers in 2010, two of which operated throughout the year. The increase in revenues was also due to the increase in the average occupancy rates from 52%-84% in 2010 to 78%-90% in 2011.

(ii)
Revenues from hotel operations and management decreased to NIS 287 million in 2011 compared to NIS 404 million in 2010. The decrease was mainly attributable to the sale of the hotels in London in December 2010 as aforementioned. This decrease is partially set off by an increase in the revenues from our hotels in the Netherlands, Belgium and Romania. The average occupancy rate in these hotels was 73% in 2010 and 2011, but the average room rate increased from €95 in 2010 to €100 in 2011 for an average number of rooms of 1,678 in 2010 and 1,750 in 2011.

(iii)
Revenues from the sale of fashion retail and other increased to NIS 185 million in 2011 compared to NIS 175 million in 2010. The increase was mainly attributable to the operation of four additional GAP stores, which opened during 2010.

(iv)
Gain from a sale of real estate assets decreased to nil compare to NIS 199 million in 2010, as a result of the sale of three hotels in London, U.K. in December 2010. Offset by gain in 2011 from change of shareholding in investee in the U.S. operation in the amount of NIS 15 million compared to nil in 2010.

Expenses and losses

Our expenses and losses in 2011 amounted to NIS 795 million compared to NIS 1,182 million in 2010. Set forth below is an analysis of our expenses and losses:

(i)	Expenses of commercial centers increased to NIS 160 million in 2011 compared to NIS 157 million in 2010.

(ii)
Cost of hotel operations and management decreased to NIS 241 million in 2011 compared to NIS 341 million in 2010. The decrease was mainly attributable to the sale of the hotels in London in December 2010 as aforementioned.

(iii)	Cost of fashion retail and other increased to NIS 212 million in 2011 compared to NIS 198 million in 2010. The increase resulted from the increase in the revenues as aforementioned.

(iv)
General and administrative expenses decreased to NIS 62 million in 2011 compared to NIS 65 million in 2010. General and administrative expenses offset non-cash expenses amounted to NIS 37 million in 2011 compared to NIS 49 million in 2010. The decrease in cash expenses was mainly attributable to increasing efficiency during 2011 in payroll expenses and other expenses in the amount of NIS 12 million.

(v)
Financial expenses, net decreased to NIS 164 million in 2011 compared to NIS 317 million in 2010. Such amount includes (a) interest and CPI linked borrowings in the amount of NIS 484 million compared to NIS 418 million in 2010; (b) gain from buy back of notes in the amount of NIS 64 million in 2011 (there were no note buy backs in 2010); offset by financial expenses capitalized to qualified assets in the amount of NIS 198 million in 2011 compared to NIS 164 million in 2010. The increase in interest and CPI linked borrowings in the amount of NIS 484 million in 2011 compared to NIS 418 million in 2010 is mainly attributable to: (i) an increase in bank loans as a result of progressing in the construction of new commercial centers offset by a decrease of loans attributable to our hotel operations as a result of selling the London hotels in December 2010,  (ii) a net increase of NIS 28 million in interest expenses as a result of an increase in the principal amount of our and PC's notes issued during 2011; and (iii) an increase of NIS 22 million attributable to an increase in the Israeli consumer price index to which our and part of PC's notes are linked (2.53% in  2011 compared to 2.28% in 2010).

(vi)
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

(vii)	Income from changes in fair value of financial instruments amounted to NIS 276 million in 2011 compared to loss of NIS 53 million in 2010. This increase was mainly attributable to the following:

(i)
Gain from changes in fair value of financial instruments (measured at fair value through profit and loss (mainly PC's notes)) amounted to NIS 356 million in 2011 compared to a loss of NIS 234 million in 2010; and

(ii)
Loss from change in fair value of derivatives and embedded derivative (mainly swap transactions) executed by PC in respect of its notes amounted to NIS 63 million in 2011 compared to gain in the amount of NIS 165 million in 2010.

(viii)
Impairment and other expenses, net, increased to NIS 290 million in 2011 compared to NIS 84 million in 2010. The increase was attributable to the impairment in PC's trading property in Eastern Europe in the amount of NIS 283 million in 2011 compared to NIS 44 million in 2010.

As a result of the foregoing factors, we recognized loss before tax expenses in the total amount of NIS 208 million compared to NIS 301 million in 2010.

Tax expenses amounted to NIS 63 million in 2011 compared to NIS 4 million in 2010. The increase in tax expenses is attributable mainly to timing differences related to PC's notes measured at fair value through profit and loss.

The above resulted in loss from continuing operations in the amount of NIS 271 million in 2011 compared to income of NIS 305 million in 2010.

Profit from discontinued operations, net, amounted to NIS 24 million in 2011 compared to NIS 379 million in 2010.

Profit from discontinued operations, net, amounted to NIS 24 million in 2011 compared to NIS 379 million in 2011. Such amount is attributed to our U.S investment properties operation which was sold during 2012. The decrees is mainly attributable to Non-recurring gain from a "bargain purchase" in 2010 results from the acquisition of 48% in EDT during June 2010.

The above resulted in a loss of NIS 247 million in 2011, of which a loss of NIS 265 million is attributable to our equity holders and a profit of NIS 18 million was attributable to the non-controlling interest. The net profit in 2010 includes NIS 62 million attributable to our equity holders and NIS 11 million attributable to the non-controlling interest.

The following table provides supplemental information of our results of operations per segment, for the year ended December 31, 2011 (in NIS million):

Segment	Hotels	Commer-cial Centers	Medical Industries*	Fashion Apparel	Residen-tial	Other and Allocations*	Total
Revenues	287	112	53	184	3	(52)	587
Costs and expenses	241	160	101	212	2	(101)	615
Research and development expenses			63			(52)	11
Financial expenses (income), net	37	34	(1)	3	-	1	74
Other expenses (income), net	(13)	273	2	2	13		278
Share in losses of associates, net		(1)	(6)				(7)
Segment profit (loss)	22	(356)	(118)	(33)	(12)	79	(397)
Unallocated general and administrative expenses							(62)
Unallocated financial expenses							(90)
Financial income							66
Changes in fair value of financial instruments measured at FVTPL							276
Loss before income taxes							(207)
Income taxes							63
Profit from continuing operations							(271)
Profit from discontinued operation							24
Loss for the year							(247)

*  Because we lost control over InSightec in 2012 revenues were classified to discontinued operations.

B.           Liquidity and Capital Resources

General

As discussed above in "Item 4. History and Development of the Company – Recent Events", in February 2013 we suspended making payments of principal and outstanding interest under our outstanding Notes in the aggregate outstanding principal amount of NIS 2,404 million (approximately $644 million) as of March 31, 2013. In addition, as of December 31, 2012, we failed to comply with certain financial covenants relating to our bank loans in the aggregate amount of NIS 290 million (approximately $78 million) and on March 31, 2013, we did not make payments or deposit current maturities under the bank loans. These also triggered cross-defaults under loans received by our subsidiaries, for which we serve as guarantor. As a result, even if the Arrangement comes into effect our ability to raise funds through the issuance of notes is and may remain severely limited. As of the date of this annual report there is substantial doubt about our ability to continue as a going concern as a result of our failure to timely pay obligations due under our outstanding indebtedness and comply with the financial covenants under our bank loans, our defaults under our Notes, the resulting cross-defaults under the loan agreements for our subsidiaries, the lawsuits that have been filed against us and any additional lawsuits that may be filed against us in regards to our outstanding indebtedness, and the uncertainty whether the Arrangement will come into effect.

Our capital resources include the following: (a) proceeds from sales of commercial and entertainment centers and other real estate properties subject to market conditions; (b) lines of credit obtained from banks and financial institutions and other lending institutions; (c) refinancing of non-convertible notes by us and PC; and (d) available cash and cash equivalents. See “ - Overview” above for information on the major transactions and events carried out by us in 2010, 2011 and 2012,  which resulted in material changes in our liquidity and capital resources.  Such resources are generally used for the following purposes:

(i)
Equity investments in our commercial and entertainment centers, our hotels and our residential projects, which are constructed by our wholly owned and jointly-controlled subsidiaries (special purpose entities that are formed for the construction of our real estate projects (a “Project Company”)). We generally finance approximately 30%-35% of such projects through equity investments in the Project Companies, while the remaining 65%-70% is generally financed through a credit facility secured by a mortgage on the project constructed by the respective Project Company, registered in favor of the financial institution that provides such financing. The equity investments in the Project Companies are typically provided by us through shareholder loans that are subordinated to the credit facilities provided to the Project Company;

(ii)	Interest and principal payments on our notes and loans;

(iii)	Additional investment in Elbit Fashion, mainly for opening of new stores;

(iv)	Additional investment in our medical segment;

(v)	Equity investments in yielding assets in the U.S. and Western Europe;

(vi)	Other investments (including, among others, venture capital investments); and

(vii)	Payment of general and administrative expenses.

Liquidity

The sectors in which we compete are capital intensive. We require substantial up-front expenditures for land acquisition, development and construction costs, investment in investments in research and development, the ongoing maintenance of our hotels and retail segments and the U.S. and Western Europe real property markets. Accordingly, we require substantial amounts of cash and financing for our operations. We cannot be certain that such external financing will be available on favorable terms, on a timely basis or at all, or that the amounts we earn from our projects will be as we planned.

Also, during 2008 the world markets experienced a financial crisis from which they have not recovered that resulted in lower liquidity in the capital markets and lower liquidity in bank financing for real property projects. The financial crisis also affected our ability to obtain financing in CEE and India for our commercial shopping centers and residential projects in those countries. Lower liquidity may result in difficulties to raise additional debt or less favorable interest rates for such debt. In addition, construction loan agreements generally permit the drawdown of the loan funds against the achievement of pre-determined construction and space leasing or selling milestones. If we fail to achieve these milestones (including as a result of the global financial crisis and the significant decrease in the number and volume of transactions in general), the availability of the loan funds may be delayed, thereby causing a further delay in the construction schedule.

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

The followings list describes major transactions and events in 2012, 2011 and 2010, which resulted in material changes in our liquidity:

Sources of Cash from Major Transactions and Events:

2012

•
On December 6, 2012, InSightec completed its issuance of Series C preferred shares for an aggregate amount of $30.9 million, which included $27.6 million invested by GE and $3.9 million invested by other investors. According to the terms of the transaction, GE and we converted all the existing shareholders loans that had been granted to InSightec into InSightec's series B-1 preferred shares in accordance with the terms of those loans. The transaction reflected a post-money valuation of InSightec of approximately $105.9 million (or pre-money valuation of $75 million and following the conversion of the loans as described above). As part of the transaction GE and InSightec signed the Cooperation Agreement that regulates the commercial relationship between the parties, including, among other things, with respect to product exclusivity, cooperation with respect to the development and sale of the parties' complementary products, distribution, marketing and sales, intellectual property rights and licenses, sale terms and conditions, and similar items. Under the Cooperation Agreement, InSightec is prohibited from developing systems that would be compatible with MRI systems manufactured by companies other than GE for a defined time period. After completion of the transaction we no longer have the right to appoint the majority of InSightec's board members and therefore we ceased to consolidate InSightec's financial statements, and our investment in InSightec is presented based on the equity method.

•
In August 2012 we entered into a NIS 75 million (approximately $20 million) note structured transaction with a certain financial institution pursuant to which we purchased a NIS denominated zero-coupon credit linked note due to mature on October 2, 2013 (the "CLN") from the other party. The CLN referenced a portfolio of our notes (having a market value of NIS 75 million). The note portfolio was purchased by us under our note repurchase program that was announced on May 23, 2011 and in the framework of the transaction we sold the note portfolio to other party. In consideration, the other party paid us the market value of the note portfolio and arranged for the issuance of the CLN at an issue price of NIS 37.5 million (approximately $10 million.

In addition, in November 2012 we entered into a NIS 150 million (approximately $40 million) note structured transaction with another financial institution pursuant to which we received a NIS 75 million credit line for the purchase of a portfolio of our notes having an aggregate market value of up to NIS 150 million. We were allowed to purchase the note portfolio within a 10-week utilization period commencing at the effective date of the transaction. In the framework of the transaction, we had the right to sell to the other party notes that were acquired by us and which comprised the note portfolio in consideration for a payment by the other party of the agreed-upon financing amount not to exceed 50% of the aggregate market value of the note portfolio and that would be determined by the parties.

During the terms of the respective transactions, all the proceeds derived from the note portfolio (principal and interest) were to be retained by the other parties. Immediately following the scheduled respective termination date of each of the transactions, subject to no early termination event having occurred the other party to each transaction, respectively,  was to deliver to us the remaining, unamortized portion of the respective note portfolio. Under the terms of the respective transactions, an early termination of the transaction could occur upon a trigger event linked to a decrease in the market value of the respective note portfolio below a pre-defined threshold.

In furtherance of the transaction as well as any other note repurchases, our board of directors approved the increase of the note repurchase program to allow repurchase of up to an additional NIS 125 million of our Series A through G and Series 1 notes.

On February 20, 2013, the other parties notified us of the early termination of the transactions as a result of the decline in the market price of our outstanding Notes and consequent failure to meet the loan-to-value covenants under the agreements governing the transactions. Under the terms of the transactions, upon the early termination of the transactions as a result of a decline in the market price of the notes the financial institutions are permitted to sell the notes held by each of them as of the date of termination, and use the proceeds of the sales to redeem the respective credit-linked notes, either execute a cash settlement or physical settlement thereof and deliver to us the proceeds of the sale of the notes or the remainder of the notes not sold, in excess of the early termination amounts, which shall be retained by the financial institutions. The early termination amounts consist of the principal and interest (at the agreed-upon internal rate of return) under the respective credit-linked notes and unwind costs which are due to the financial institutions under the transactions. The sale of notes held by the financial institutions covered the termination amounts. The amounts of cash or notes to be returned to us will depend on the prices at which the notes are sold by the financial institutions.

•
As discussed above in " – Operating and Financial Review and Prospects", in June 2012 the EPN Group sold 47 of the shopping centers it held to BRE DDR Retail Holdings LLC for a purchase price of $1.43 billion. The total proceeds from the transaction, including cash and other net working capital items less property level financing which was repaid by the EPN Group or assumed by the buyer at closing (in the amount of approximately $928 million), amounted to approximately $530 million. The remaining two shopping centers were sold in July 2012 for $41.0 million.

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

•
In April 2012, we completed the sale of all our shares in Elbit Trade & Retail Ltd. and all the interests in G.B. Brands, Limited Partnership, which was the franchisee of the GapTM and Banana RepublicTM brands, to Gottex for a purchase price of approximately NIS 54.3 million (including the payment for the inventory purchased by Gottex and certain working capital items included in the closing initial balance sheet), which amount is subject to adjustment based upon Elbit Trade & Retail Ltd.'s financial statements as of the closing date.

•
In March 2012, we entered into a share purchase agreement with PPHE for the sale of our holdings in certain subsidiaries which own a 50% interest in the following hotels in the Netherlands: the Park Plaza Victoria Amsterdam Hotel, the Park Plaza Utrecht Hotel, the arthotel Amsterdam and the Park Plaza Airport Hotel. These hotels were jointly owned by us and PPHE and were managed by PPHE. The transaction reflected an asset value of €169 million (approximately $219 million) for all four hotels. The total net consideration payable to us was €26.5 million (approximately $34.5 million). In addition, approximately €58 million (approximately $75 million) of our subsidiaries’ share (50%) of banks loans was assumed by PPHE by virtue of the purchase of those subsidiaries and were eliminated from our consolidated balance sheet. The consideration was paid to us in May 2012 as follows: (i) €23 million (approximately $30 million) in cash; (ii) 700,000 ordinary shares of PPHE, with a market price of approximately €2.0 million (approximately $2.5 million), based on the quotation of such shares’ price on the London Stock Exchange as of March 30, 2012; and (iii) an additional payment in the aggregate amount of up €1.5 million (approximately $2.0 million) that shall be made on the fourth anniversary of the date of transfer and shall be subject to certain adjustments, based on the PPHE shares’ market price, as set forth in the agreement. The total profit generated from the sale of the hotels amounted to approximately NIS 188 million ($50 million), out of which we recognized NIS 134 million ($36 million) in the shareholders equity due to the application of the revaluation model described above and NIS 54 million ($14 million) in the income statement.

2011

•
On October 3, 2011, BUTU completed a refinancing of its five star Radisson Blu Hotel located in Bucharest, Romania.  According to the facilities agreement, a leading international European bank granted BUTU a loan of up to €71.5 million. The loan may be drawn down in two tranches, with Tranche A in the amount of approximately €62.5 million having been drawn down on September 29, 2011, and Tranche B in the amount of approximately €9.0 million to be drawn down between December 31, 2012 and March 31, 2013, subject to the satisfaction of certain conditions as stipulated in the facilities agreement.  The proceeds of the loan shall be used, inter alia, to repay BUTU's current outstanding bank facility and to repay to us our shareholder loans in the amount of approximately €25 million.

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

•
On September 21, 2011, our indirect subsidiary, Elbit USA entered into the Term Loan Agreement with Eastgate, for the Term Loan in the amount of $30 million. In addition, we granted to Eastgate a warrant to purchase our ordinary shares at an exercise price of $3.00 per share payable in cash, in exchange for the cancellation of debt or by forfeiting shares having a market value equal to the exercise price during a two-year period commencing on March 31, 2012. It was further agreed that if the Term Loan is repaid by March 22, 2012, six months from the closing, the warrant would entitle Eastgate to purchase up to 3.3% of our outstanding shares at the date of exercise. Otherwise, the warrant would entitle Eastgate to purchase up to 9.9% of our outstanding shares at the date of exercise. The exercise price and/or number of shares issuable upon exercise of the warrant are subject to adjustment for certain corporate events, transactions and dilutive issuances of securities. On September 22, 2011, we filed a prospectus supplement with the SEC under our shelf registration statement dated March 14, 2011, to register the warrant and up to 3,000,000 ordinary shares which may be issuable upon the exercise of the warrant. On April 5, 2012, we and Eastgate amended the warrant, with effect as of March 22, 2012, pursuant to which we agreed to cancel the proposed increase in the number of shares issuable under the warrant on and after such date from 3.3% of our outstanding shares at the date of exercise to 9.9% of our outstanding shares at the date of exercise and to reduce the exercise price from $3.00 per share to zero. The amendment also contains appropriate modifications to the adjustment provisions of the Warrant as a result of the foregoing changes.

•
On September 19, 2011, EDT distributed an interim dividend payment of $26 million. Elbit Plaza USA received a total distribution amount of $11.8 million. Each of ours and PC’s share in such distribution is approximately $5.9 million.

•
In March 2011, we entered into a new financing agreement (subsequently amended) with an Israeli bank in the amount of $70 million, replacing the previous financing agreement. The new agreement is for a 6-year term and bears interest at a rate of LIBOR + 3.8% per annum. As security for this facility, we have pledged to the Israeli bank (i) an amount of 86 million shares of PC, representing approximately 29% of PC's outstanding shares, which will be subject to a 70% loan to value mechanism on PC's shares; (ii) all of our holdings in Elbit Trade & Retail Ltd. which, following the sale thereof to Gottex, was replaced with a pledge over all of our holdings in Elbit Fashion; and (iii) a deposit that equals next year’s principal and interest amount. In addition, we elected to exercise the option of pledging our holdings in some of our hotels in the Netherlands in order to credit the value of those holdings towards the satisfaction of the loan to collateral value ratio which, following the sale of those hotels to PPHE, was replaced with a pledge over certain receivables.

•
In March 2011, we issued additional unsecured non-convertible Series D Notes to investors in Israel, by expanding the existing series, in an aggregate principal amount of approximately NIS 96 million for gross proceeds of approximately NIS 108 million. For interest rates our notes, see “ - Other Loans” below.

•	In January 2011, PC issued additional Series A and B Notes for an aggregate consideration of approximately NIS 300 million.

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

•
In 2010 we issued additional unsecured non-convertible Series G Notes to investors in Israel, by expanding the existing series, in an aggregate principal amount of approximately NIS 461.5 million (approximately $130 million) for gross proceeds of approximately NIS 459 million. For interest rates of our notes, see “ - Other Loans” below.

•	In June 2010, EPN Fund raised $31 million in capital commitments from Menora.

The following table sets forth the components of our cash flows statements for the periods indicated:

	Year ended December 31,
	2012	2012	2011	2010
	Convenience translation in $ thousands	NIS Thousands	NIS Thousands	NIS Thousands
Net cash used in operating activities	(39,814)	(148,624)	(240,889)	(333,011)
Net cash provided by (used in) investing activities	494,516	1,846,028	325,352	(367,377)
Net cash (used in) provided by financing activities	(474,188)	(1,770,145)	(580,640)	368,361
Decrease in cash and cash equivalents	(19,486)	(72,741)	(496,177)	(332,027)

Cash flow in or from operating activities

Our cash flow from operating activities is affected by our policy in respect of PC's commercial and entertainment centers which are classified as trading property since it is PC's management goal to sell these commercial and entertainment centers following their development. Accordingly, our cash flow from operating activities includes all the costs of acquisition and construction of a trading property and also the proceeds from sale of trading properties after their disposition. Therefore, in periods in which our investments in construction and/or acquisition of trading properties are higher than the proceeds from the sale of trading properties, we will have a negative cash flow from operating activities.

Net cash used in operating activities was NIS 149 million (approximately $40 million) in 2012 compared to NIS 241 million in 2011 and NIS 333 million in 2010.

Our cash flow from operating activities in 2012, 2011 and 2010 was influenced by the following significant factors:

(i)
Cash flow from operating activities in 2012 included negative cash flow resulting from the cost of purchase of trading properties and payments on the account of trading properties of NIS 113 million (approximately $30 million). Most of the acquisitions and investments in trading properties in 2012 were: India (Koregaon Park and Kharadi projects) and Serbia (Krugajevac project).

(ii)
Cash flow from operating activities in 2011 included negative cash flow resulting from the cost of purchase of trading properties and payments on the account of trading properties of NIS 404 million. Most of the acquisitions and investments in trading properties in 2011 were: Poland (Torun project); India (Koregaon Park); Serbia (Krugajevac project); and Romania (the Casa Radio project).

(iii)
Cash flow from operating activities in 2010 included negative cash flow resulting from the cost of purchase of trading properties and payments on the account of trading properties of NIS 350 million. Most of the acquisitions and investments in trading properties in 2010 were:  Romania (the Casa Radio project); Poland (Suwalki and Zgorzelec projects); Czech Republic (Liberec project); and India (Koregaon Park).

(iv)
Cash flows from operating activities in 2012, 2011 and 2010 also included the proceeds from operations of our commercial centers, U.S. retail properties, hotel, retail and image guided segments less operating expenses of those segments (including research and development expenses, sales and marketing and general and administrative expenses attributable directly to those segments) as well as general and administrative expenses of our headquarters.

Cash used in or from investing activities

Cash flow provided by investing activities in 2012 and 2011 amounted to NIS 1,846 million (approximately $495 million) and NIS 325 million  compared to NIS 367million used in investing activities in 2010.

Our cash flow provided by investing activities in 2012 was influenced by the following factors:

(i)	Proceeds from sale of U.S. real estate properties (which are classified as discontinued operations) in an amount of NIS 1,290 million (approximately $346 million).

(ii)	Proceeds from realization of our hotels in the Netherlands and from the sale of GAP in an amount of NIS 140 million (approximately $37 million).

(iii)	Proceeds from realization of long term deposits and loans in an amount of NIS 277 million (approximately $74 million), mainly attributable to the sale of the long term structures by PC.

(iv)	Purchase of property, plant and equipment, investment property and other assets in the amount of NIS 24 million ($6 million).

(v)	Investments in associates and other companies in an amount of NIS 12 (approximately $3 million), mainly attributable to investment of the Group in InSightec.

(vi)	Proceeds from interest received from deposits in the amount of NIS 38 million (approximately $10 million).

(vii)	Proceeds from sale of available for sale marketable securities net of purchase of available for sale marketable securities amounted to NIS 73 million (approximately $20 million).

(viii)	Disposition of short-term deposits and marketable securities, net, in the amount of NIS 63 million (approximately $17 million).

Our cash flow provided by investing activities in 2011 was influenced by the following factors:

(i)
During July 2011, EPN Holdings finalized the binding takeover bid offer in the EDT investments fund which began in March 2011, following which EPN Group's holdings in EDT increased to 97.5%. Thereafter, EPN Holdings completed the acquisition of the remaining units of EDT in accordance with the takeover offer. The total amount of the investments of the EPN Group in the framework of the binding takeover offer amounted to $242 million. The total amount of investment by us and PC in the framework of the binding takeover offer amounted to $57 million each. The total overall investment of the EPN Group in the acquisition of EDT as of the first investment transaction in April 2010 amounts to $358 million. The contribution of each of us and PC with respect to this amount is approximately $83 million each. These investments are included in cash used in discontinued investing activities.

(ii)
Purchase of property, plant and equipment, investment property and other assets in the amount of NIS 34 million mainly attributable to the renovation of the Victoria hotel in Amsterdam and Radisson Blu Bucharest Hotel in Romania and leasehold improvements of Elbit Fashion’s new stores. Purchase of investment property in the U.S. in an amount of NIS 37 million is included in cash used in discontinued investing activities.

(iii)
Investments in associates and other companies in the amount of NIS 20 million  mainly attributable to the increase in our shareholding in the EPN Group in 2011 from 43.3%, to 45.38% is included in cash used in discontinued investing activities.

(iv)
Proceeds from long-term deposits and long-term loans in the amount of NIS 33 million mainly attributable to proceeds from long-term loans provided to PPHE’s subsidiary in respect of a loan provided to it in the framework of the sale of our hotels in London.

(v)	Investments in long-term deposits and long term loans in the amount of NIS 46 million.

(vi)	Proceeds from interest received from deposits in the amount of NIS 65 million.

(vii)	Purchase of available for sale marketable securities net of proceeds from available for sale marketable securities amounted to NIS 1 million.

(viii)	Disposition of short-term deposits and marketable securities, net, in the amount of NIS 333 million.

Our cash flow used in investing activities in 2010 was influenced by the following factors:

(i)
Investment in initially-consolidated subsidiaries in the amount of NIS 135 million is attributable to our U.S. retail properties initially consolidated in June 2010 is included in cash used in discontinued investing activities.

(ii)
Purchase of property, plant and equipment, investment property and other assets in the amount of NIS 73 million mainly attributable to the renovation of the Radisson Blu Bucharest Hotel in Romania, the  leasehold improvements of Elbit Trade & Retail Ltd.’s new stores and our hospital and agriculture activities in India.

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

(vi)	Investments in long-term deposits and long term loans in the amount of NIS 12 million.

(vii)	Proceeds from interest received from deposits in the amount of NIS 57 million.

(viii)
Proceeds from repayment of debt securities net of investment in debt securities in the amount of NIS 8 million attributable to our U.S. investment platform's activity in connection with the EDT transaction.

(ix)	Purchase of available for sale marketable securities net of proceeds from available for sale marketable securities amounted to NIS 58 million.

(x)	Investing in deposits and marketable securities, net in the amount of NIS 170 million.

Cash flow from financing activities

Cash flow used in financing activities in 2012 and 2011 amounted to NIS 1,770 million (approximately $474 million) and NIS 581 million compared to cash flow provided by financing activities of NIS 368 million in 2010.

Our cash flow used in financing activities in 2012 was influenced by the following factors:

(i)	Proceeds from re-issuance of our notes to financial institutions in an amount of NIS 58 million.

(ii)	Repurchase of notes by us and PC in the amount of NIS 184 million.

(iii)	Interest paid in cash by us in the amount of NIS 349 million on our borrowings (mainly notes issued by us and PC and loans provided to our hotels and commercial centers).

(iv)
Repayment of borrowings, net, of proceeds from loans in the amount of NIS 718 million, mainly attributable to the funds paid by PC and us for unsecured non-convertible notes and loans provided to PC. An amount of NIS 598 million ($160 million) of loans repaid is attributable to our U.S. real estate properties sold, and is included in cash used in discontinued financing activities.

(v)	Proceeds from selling derivatives in the amount of NIS 59 million.

(vi)	Proceeds from short-term credit in the amount of NIS 204 million, mainly attributable to new loans raised by PC during 2012 in order to finance the construction of its trading property.

(vii)	Repayment of short-term credit in the amount of NIS 255 million.

Our cash flow used in financing activities in 2011 was influenced by the following factors:

(i)	Dividend paid to non-controlling interest by PC in the amount of NIS 57 million (approximately $15 million).

(ii)	Repurchase of notes by us and PC in the amount of NIS 202 million (approximately $53 million).

(iii)	Interest paid in cash by us in the amount of NIS 390 million (approximately $102 million) on our borrowings (mainly notes issued by us and PC and loans provided to our hotels).

(iv)
Repayment of borrowings, net, of proceeds from loans in the amount of NIS 110 million (approximately $29 million), mainly attributable to the funds paid and funds raised by PC and us from unsecured non-convertible notes issued during 2011, loans provided to us and to our hotels. A net amount of NIS 109 million ($29 million) of loans received is attributable to our U.S. real estate properties, and is included in cash used in discontinued financing activities.

(v)	Proceeds from selling derivatives in the amount of NIS 223 million (approximately $58 million).

(vi)
Proceeds from transactions with non-controlling interests, net in the amount of NIS 382 million (approximately $100 million) mainly from the purchase of the remaining 52.2% units of EDT by EPN Group is included in cash used in discontinued financing activities.

(vii)
Proceeds from short-term credit in the amount of NIS 411 million (approximately $108 million), mainly attributable to new loans raised by PC during 2011 in order to finance the construction of its trading property.

(viii)	Repayment of short-term credit in the amount of NIS 158 million (approximately $41 million).

Our cash flow provided by financing activities in 2010 was influenced by the following factors:

(i)	Purchase of treasury shares by us in the amount of NIS 30 million.

(ii)	Interest paid in cash by us in the amount of NIS 329 million on our borrowings (mainly notes issued by us and PC and loans provided to our hotels).

(iii)
Proceeds from borrowings, net, of repayment of loans in the amount of NIS 456 million, mainly attributable to the funds raised by PC and us from unsecured non-convertible and convertible notes issued during 2010.

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

Major balance sheet changes

The following table discloses the balance sheet balances in NIS million and major balance sheet items as a percentage of total assets as of December 31, 2012, 2011 and 2010:

	2012		2011		2010
	NIS million	%	NIS million	%	NIS million	%
Current assets	5,507	39%	6,053	58.4%	6,573	61.4%
Current liabilities	2,735	19%	2,845	27.4%	2,892	27%
Non-current assets	1,587	11%	4,318	41.6%	4,130	38.6%
Non-current liabilities	2,938	21%	5,987	57.7%	5,634	52.6%
Shareholders’ equity:
Attributable to our equity holders	310	2%	360	3.5%	761	7.1%
Non-controlling interest	1,111	8%	1,179	11.4%	1,417	13.3%

2012 compared to 2011

The decrease in current assets in the amount of NIS 546 million (approximately $146 million) in 2012 was mainly attributable to a decrease in each of: (i) trading property in the amount of NIS 358 million (approximately $96 million), mainly due to the write-down of PC trading properties in Romania, Serbia, India, Hungary, Poland, Czech and Bulgaria; (ii) short-term deposits and investment in the amount of NIS 82 million (approximately $22 million), mainly in PC Euro-deposits and available for-sale financial assets; and (iii) cash and cash equivalents in the amount of NIS 67 million (approximately $18 million) discussed above.

The decrease in current liabilities in the amount of NIS 110 million (approximately $29 million) in 2012 was mainly attributable to: (i) a decrease in suppliers and service provider in the amount of NIS 143 million (approximately $38 million), mainly due to the completion of construction of PC commercial centers in Poland during 2012; (ii) a decrease in payable and other credit balance in the amount of NIS 126 million (approximately $34 million), mainly due to the classification of InSightec to discontinued operation; offset by (iii) an increase in short-term liability in the amount of NIS 115 million (approximately $31 million) mainly due to classification of two loans in the amount of NIS 290 million (approximately $78 million) to current liabilities due to non-compliance with certain covenants stipulated in the loan agreement offset by a decrease in a loan granted to PC by certain financial institution to finance financial instruments attributed to the selling of those financial instruments by PC.

The decrease in non-current assets of NIS 2,731 million (approximately $732 million) in 2012 was mainly attributable to the decrease in investment property in the amount of NIS 2,548 million (approximately $683 million) due to the sale of our U.S. operation that occurred during 2012.

The decrease in non-current liabilities of NIS 3,049 million (approximately $817 million) in 2012 was mainly attributable to a decrease in (i) loans in the amount of NIS 1,880 million (approximately $504 million) attributable to the U.S operation and to the Dutch hotel operation that were sold during 2012 and (ii) notes issued by us and PC due to as a result of the repayment of the principal outstanding under such loans and our buyback plan.

2011 compared to 2010

The decreased in current assets in the amount of NIS 520 million in 2011 was mainly attributable to:  (i) decrease in cash and cash equivalents in the amount of NIS 439 million as explained above and (ii) decrease in the short term deposits and investment in the amount of NIS 426 million mainly in our deposits and marketable securities offset by (iii) increase in trading property in the amount of NIS 364 million mainly due to investments in PC trading properties in Poland, India, Serbia and Romania.

The changes in current liabilities as compared to 2010 were in immaterial amounts.

The increase in non-current assets of NIS 188 million in 2011 was mainly attributable to: (i) an increase in the investment property in the amount of NIS 440 million as result of net gain from fair value adjustments and increase in our holding rate in the U.S. investment platform activity; offset by (ii) a decrease in deposits, loans and other long-term balances mainly because of decreases in derivatives measured at FVTPL related to PC's notes as result of settlement of  cross-currency SWAP transactions by PC.

The increase in non-current liabilities of NIS 353 million in 2011 was mainly attributable to: (i) an increase in loans from banks, financial institutions and others, (ii) an increase in notes issued by us and PC during 2011; and (iii) increase in deferred taxes attributable mainly to timing differences related to our operations in the U.S. and to PC's notes measured at fair value through profit and loss.

Concentration of Credit Risk

We hold cash and cash equivalents, short term investments and long-term deposits at banks and financial institutions in various reputable banks and financial institutions.  Our maximum credit risk exposure is equal to the financial assets presented in the balance sheet.

Due to the nature of their activity, our subsidiaries operating in the hotel, investment property, medical and fashion merchandise segments, are not materially exposed to credit risks stemming from dependence on a given customer. Our subsidiaries examine the credit amounts extended to their customers on an ongoing basis and, accordingly, record a provision for doubtful debts based on factors they believe to have an effect on specific customers. As of December 31, 2012 and 2011 our trade receivables do not include any significant amounts due from buyers of trading property.

Derivative Instruments

For information on financial instruments used, profile of debt, currencies and interest rate structure, see “Item 11. Quantitative and Qualitative Disclosure about Market Risks” below.

Other Loans

We have entered into or assumed liability for various financing agreements, either directly or indirectly through our subsidiaries, to provide capital for the purchase, construction, and renovation and operation of commercial and entertainment centers and hotels as well as for various investments in our other operations. Set forth below is certain material information with respect to material loans extended to us, our subsidiaries and our jointly controlled companies as of December 31, 2012. In May 2011 we announced a repurchase program of up to NIS 150 million of our Series A-G notes, and in November 2012 we announced an increase of the repurchase program in an additional amount of up to NIS 125 million of our Series A-G and Series 1 notes. All of the notes repurchased by us directly (as opposed to those repurchased by our subsidiary Elbit Financial Services, Limited Partnership ("Elbit Financial")) were delisted from the TASE.

The loans granted to our jointly controlled companies are presented in the following table at their 100% amount, unless otherwise specified.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2012	Interest	Payment Terms
EI	Series A Notes issued to the public	NIS 594.2 million (approximately $159 million)	NIS 197.5 million (approximately $53 million) (following repurchases of the notes by us and our subsidiary Elbit Financial)	6% per annum, linked to the Israeli CPI.	10 semi-annual installments commencing August 2009 through 2014. Interest payable by semi-annual installments commencing 2006 through 2014.
Principal Security and Covenants	Unsecured
Other Information
The notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
Events of default include, among others, the cross default with other series of notes and delisting from both the TASE and NASDAQ Global Select Market.
In February 2013 we ceased making payments of outstanding principal under our Series A and Series B notes and payments of interest under all our outstanding Notes.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2012	Interest	Payment Terms
EI	Series B Notes issued to the public	$14.8 million	$ 4.1 million (following repurchases of the notes by us and our subsidiary Elbit Financial)	Libor + 2.65%	10 semi-annual installments commencing August 2009 through 2014. Interest payable by semi-annual installments commencing 2006 through 2014.
Principal Security and Covenants	Unsecured
Other Information
The notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
Events of default include, among others, the cross default with other series of notes and delisting from both the TASE and NASDAQ Global Select Market.
In February 2013 we ceased making payments of outstanding principal under our Series A and Series B notes and payments of interest under all our outstanding Notes.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2012	Interest	Payment Terms
EI	Series C Notes issued to the public	NIS 455 million (approximately $122 million)	NIS 260.0 million (approximately $70 million) (following repurchases of the notes by us and our subsidiary Elbit Financial)	5.3% per annum, linked to the Israeli CPI.	10 annual installments commencing September 2009 through 2018. Interest payable by semi-annual installments commencing 2007 through 2018.
Principal Security and Covenants	Unsecured
Other Information
The notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
Events of default include, among others, the cross default with other series of notes and delisting from both the TASE and NASDAQ Global Select Market.
In February 2013 we ceased making payments of outstanding principal under our Series A and Series B notes and payments of interest under all our outstanding Notes.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2012	Interest	Payment Terms
EI	Series D Notes issued to the public	NIS 746 million (approximately $200 million)	NIS 781.3 million (approximately $209 million) (following repurchases of the notes by us and our subsidiary Elbit Financial)	5% per annum, linked to the Israeli CPI.	8 annual installments commencing April 2013 through 2020. Interest payable by semi-annual installments commencing 2007 through 2020.
Principal Security and Covenants	Unsecured
Other Information
The notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
Events of default include, among others, the cross default with other series of notes and delisting from both the TASE and NASDAQ Global Select Market.
In February 2013 we ceased making payments of outstanding principal under our Series A and Series B notes and payments of interest under all our outstanding Notes.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2012	Interest	Payment Terms
EI	Series E Notes issued to the public	NIS 64.5 million (approximately $17 million) (less amount of notes repurchased by us, as described below)	NIS 59.6 million (approximately $16 million)	6.3% per annum, linked to the Israeli CPI.	10 annual installments commencing July 2012 through 2021. Interest payable by semi-annual installments commencing 2007 through 2021.
Principal Security and Covenants	Unsecured
Other Information
The notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
In February 2013 we ceased making payments of outstanding principal under our Series A and Series B notes and payments of interest under all our outstanding Notes.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2012	Interest	Payment Terms
EI	Series F Notes issued to the public	NIS 502.8 million (approximately $135 million)	NIS 272.2 million (approximately $73 million) (following repurchases of the notes by us and our subsidiary Elbit Financial)	5.7% per annum, linked to the Israeli CPI.	6 annual installments commencing October 2010 through 2015. Interest payable by semi-annual installments commencing 2008 through 2015.
Principal Security and Covenants	Unsecured
Other Information
The notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
In February 2013 we ceased making payments of outstanding principal under our Series A and Series B notes and payments of interest under all our outstanding Notes.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2012	Interest	Payment Terms
EI	Series G Notes issued to the public	NIS 466.5 million (approximately $125 million)	NIS 464.2 million (approximately $124 million) (following repurchases of the notes by us and our subsidiary Elbit Financial)	5.08% per annum, linked to the Israeli CPI.
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
In February 2013 we ceased making payments of outstanding principal under our Series A and Series B notes and payments of interest under all our outstanding Notes.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2012	Interest	Payment Terms
EI	Series 1 Convertible Notes issued to the public	NIS 112 million (approximately $30 million)	NIS 103.1 million (approximately $28 million) (following repurchases of the notes by us and our subsidiary Elbit Financial)	6.25% per annum.	First half to be paid on December 31, 2013, and second half to be paid on December 31, 2014. Interest payable by semi-annual installments commencing 2009 through 2014.
Principal Security and Covenants	Unsecured.
Other Information
The notes are convertible into our ordinary shares at the price of NIS 128 per share until July 31, 2013 and at the price of NIS 200 per share thereafter.
In February 2013 we ceased making payments of outstanding principal under our Series A and Series B notes and payments of interest under all our outstanding Notes.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2012	Interest	Payment Terms
EI	Bank Hapoalim B.M.	$70.0 million	$63.9 million	LIBOR + 3.8%; if LTV (Loan to Value) greater than 0.7; Increase of interest by 2.5%	6 annual installments commencing March 2011 through 2017. Interest payable by quarterly installments commencing March 2011 through 2017.
Principal Security and Covenants
Pursuant to the applicable loan agreement, we are required to maintain compliance with certain financial covenants and other covenants relating to us and/or our subsidiaries, including:
•  Total shareholders' equity higher than NIS 1,500 million;
•  Loan To Value Ratio less than 0.75 (according to certain adjustments specified in the loan agreement);
•  Total financial assets (solo) greater than $50 million;
•  Ratio Net Debt / Cap less than 85%;
•  PC's total financial assets  greater than $80 million;
•  Ratio Equity/Total Assets of PC greater than 25%; and
•  other customary obligations and undertakings.

As to the pledge of 29% of Plaza Center's outstanding shares discussed above in "Item 5. Operating and Financial Review and Prospects", we are required to maintain a ratio between the net debt amount and the market value of the pledged shares (the "Collateral LTV Ratio"). If the Collateral LTV Ratio exceeds a certain rate, we may, at our sole discretion, do one or more of the following: (i) reduce the debt and (ii) provide a cash deposit pledged in favor of the bank. In the event that we fail to comply with any of the covenants, or upon the occurrence of an event of default (including the failure to provide additional securities), the bank shall be entitled to demand the immediate repayment of the loan and the interest rate will be increased.  As of today we are in breach of that covenant and certain other covenants.
In the framework of the sale of our Dutch hotels to PPHE in March 2012, Bank Hapoalim B.M. has agreed to release the pledges over our (indirect) holdings in the Dutch hotels, which were replaced with an assignment by way of pledge over certain receivables due to us from PPHE's subsidiary. Please see "Item 4.B - Business Overview – Hotels".

Other Information
In February 2013 the Bank notified us that we are in breach of covenants stipulated in the agreement such as our commitments to note holders and breach of commitments regarding LTV. The Bank has further notified us that it has the right to demand the immediate repayment of all the credit it has provided to the Company. The Bank also notified the Company that it shall use collateral made in its favor PPHE's subsidiary to repay the credit. Please see Item 4.B "Business Overview – Hotels".
In addition, under the terms of our loan agreement with the Bank we are required to deposit on March 31 of each year in a secured account an amount not less than the amount of the matured obligations. On March 31, 2013, we did not make the deposit of $14.5 million that was due on such date.
The Bank's collateral includes, in addition to the 29% of PC's shares and the assignment by way of pledge over PPHE's receivables (which secures also Elbit Fashion's credit line and Stand-by Letter of Credit), a bank account deposit and 100% of Elbit Fashion's shares. On March 24, 2013, we called for a meeting of our Note holders to approve our depositing such amount, and were asked to apply to the Banks for waivers of the default before a decision will be made. As of the date of this annual report discussions are underway with the Bank regarding the possibility of it participating and joining as a party to the Arrangement.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2012	Interest	Payment Terms
EI	Bank Leumi Le-Israel B.M.	$24.2 million	$14.0 million	LIBOR + 3.5%	5 annual installments commencing June 2011 through March 2016. Interest payable by quarterly installments commencing June 2011 through March 2016.
Principal Security and Covenants
Pursuant to the applicable loan agreement, we are obligated to maintain certain financial and other covenants, including:
•  Total shareholders' equity higher than NIS 1,500 million;
•  Loan To Value Ratio less than 0.75 (according to certain adjustments specified in the loan agreement);
•  Total financial assets (solo) greater than $50 million;
•  Ratio Net Debt / Cap less than 85%; and
•  other customary obligations and undertakings.
In the event that we fail to comply with any of the covenants, or upon the occurrence of an event of default, the bank shall be entitled to demand the immediate repayment of the loan. As of the date of this annual report we are in breach of some of the aforementioned covenants.

Other Information
In March 2013 we informed Bank Leumi that we would not be making the upcoming payment to it on March 29, 2013 of principal and interest due under the loans made by Bank Leumi to us. For more information regarding the letter we received from Bank Leumi demanding repayment of the outstanding balance of approximately $14.1 million (approximately NIS 52 million) due as well as the terms and conditions of the Arrangement (which, in the event it comes into effect, Bank Leumi will be subject to as an unsecured creditor), please see "Item 4.A – History and Development of the Company – Recent Events" and "Item 10.C – Material Contracts – The Arrangement". A disagreement has arisen with respect to the effectiveness of certain pledges over our bank account in Bank Leumi, which in our opinion should have been erased and have no binding effect.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2012	Interest	Payment Terms
PC	Series A Notes issued to the public	NIS 172 million (approximately $46 million)	NIS 203 million* (approximately $54 million) (following repurchases of the notes by PC and its subsidiaries)	4.5% per annum, linked to the Israeli CPI.
Principal payable in 8 equal annual installments commencing December 31, 2010 through December 31, 2017.
Interest payable by semi-annual installments commencing December 31, 2007 through December 31, 2017.

Principal Security and Covenants	Unsecured
Other Information
The Notes have been registered for trade on the TASE.
The Notes are not registered under the Securities Act.
* NIS 203 million are presented at fair value through profit and loss (the fair value as of December 31, 2012 was NIS 138.4 million.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2012	Interest	Payment Terms
PC	Series B Notes issued to the public	NIS 730 million (approximately $196 million)	NIS 838 million* (approximately 224 million) (following repurchases of the notes by PC and its subsidiaries)	5.4% per annum, linked to the Israeli CPI	Principal payable in 5 equal annual installments commencing July 2011 through July 2015. Interest payable by semi-annual installments commencing July 2008 through July 2015
Principal Security and Covenants	Unsecured
Other Information
The Notes have been registered for trade on the TASE.
The Notes are not registered under the Securities Act.
* NIS 549 million are presented at fair value through profit and loss (the fair value as of December 31, 2012 was NIS 433.1 million) and NIS 289 million are presented at amortized cost.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2012	Interest	Payment Terms
PC	Private note issuance to Polish institutional investors	PLN 60 million	PLN 60 million	6 Month Wibor+4.5%	Three years maturity, with balloon payment at the end of the maturity period. Interest payable by semi-annual installments commencing May 2011 through November 2013.
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
•      Breach of financial ratios – the Net Capitalization Ratio exceeds 70%; "Net Capitalization Ratio" is the Net Debt divided by the Equity plus the Net Debt, as calculated by PC's auditor; “Net Debt” mean PC's total debt under: loans and borrowings, lease agreements, notes, other debt securities and other interest bearing or discounted financial instruments in issue, less related hedge derivatives, cash and cash equivalents, short and long-term interest bearing deposits with banks or other financial institutions, available for sale marketable securities and restricted cash, calculated based on the consolidated financial statements.
•      Failure to repay material debt – PC fails to repay any matured and undisputable debt in the amount of at least EUR 100 million within 30 days of its maturity.

Borrower	Lender	Facility Amount	Amount Outstanding on Dec. 31, 2012	Interest	Payment Terms
SIA DIKSNA ("Riga Plaza“)	MKB BANK ZRT, SEB BANK, AS “UNICREDIT BANK”	€36.4 million *	€31.9 million *	3 months Euribor + 2.5%	Expires on 2014 June 30. Quarterly annuity payments calculated according to 20 years amortization, with balloon payment.
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
Maintain a Debt Service Cover Ratio of 1.2;
Loan to Value ratio of 70%;
PC is not in compliance with the abovementioned DSCR and Loan to Value covenants. A one year waiver (until December 31, 2012) on the DSCR covenant was granted. Another one year waiver (until December 31, 2013) for these 2 covenants is now under process of establishment; and
Corporate guarantee of PC to invest equity up to a prescribed debt service cover ratio, in the event Riga Plaza is not sold 6 months following opening or the proceeds of such sale do not cover the repayment of the loan balance.

Other Information	* Represents 50% of the loan, which is PC's shareholding in Riga Plaza.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2012	Interest	Payment Terms
PC	GEFA Germany	US$ 4.56 million	€2.8 million	USD Libor + 4% per annum	Maturity of the loan is 5 March 2014, with a 75% balloon. Quarterly principal payments are $60,500.
Principal Security and Covenants	First priority aircraft mortgage entered into the Hungarian Aircraft Register at the CAA, Budapest. Assignment of insurance proceeds.
Other Information	Loan serves to finance the purchase of a company airplane.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2012	Interest	Payment Terms
Koregaon Park	AXIS, SBH (India)	INR 2,040 million - credit facility	INR 1,970 million	13.25% p.a.	Maturity of the loan is in first quarter of 2021.
Principal Security and Covenants	Assignment of all rights under insurance proceeds.
Other Information	Corporate guarantee of PC. Pledge on assets of the project company.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2012	Interest	Payment Terms
Koregaon Park	AXIS	INR 505 million – insurance claim facility	INR 505 million	11.50% p.a.	Maturity of the loan is in May 2013.
Principal Security and Covenants	Assignment of all rights under insurance proceeds.
Other Information	Corporate guarantee of PC. Pledge on assets of the project company.

Borrower	Lender	Facility amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
Liberec Plaza	MKB BANK Zrt., ERSTE Bank AG	€25 million	€21.2 million	3 months Euribor+ 2.7% per annum	Repayment schedule: 2014- bullet payment of more than 90% of the principal.
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
Maintain Debt Service Cover Ratio of 1.15;
Loan to Value ratio of 85%; and
Corporate guarantee of PC for Debt Service.

Other Information

Borrower	Lender	Original Amount *	Amount Outstanding on Dec. 31, 2012	Interest	Payment Terms
A: Valley View B: Acacia Park C: Acacia Park D: Fountain Park E: Primavera Tower	A: OTP Bank Nyrt. B: Bank Leumi Romania C: Bank Leumi Romania D: Bank Leumi E: MKB Bank Zrt	A: €8.2 million B: €1.4 million C: €1.3 million D: €1.42 million E: €1.5 million	A: €8.2 million B: €0.762 million C: €1.0 million D: €1.42 million E: €1.5 million	A:Euribor + 6% p.a. B: Euribor + 6% p.a., C: Euribor + 5% p.a. D: Euribor + 6% p.a. E: Euribor + 4.5% p.a.
A: Expired. Only interest payments. Negotiations ongoing.
B: Expired in July 2012.  Negotiations ongoing
C: Expired in July 2012.  Negotiations ongoing.
D: Expired in September 2012. Only interest payments.
E: Expired March 31, 2012. Only interest payments. Negotiations ongoing.

Principal Security and Covenants	First ranking mortgage on the properties. Corporate guarantee of owners in case of Fountain Park and Acacia Park in respect of the interest only.
Other Information	* PC consolidates 50% of the abovementioned loan balances in its reports, with the exception of D, which is not presented as it is an equity held subsidiary (held 25% by PC).

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2012*	Interest	Payment Terms
Dream Island 2004 Kft	MKB Bank Zrt	€40.6 million €3.8 million	I - €40.6 million II - €0.7 million	3M Euribor + 2 % per annum 3M Euribor + 2% per annum	Expires March 31, 2015. Balloon payment of principal at the end. II- Interest facility – Expires with one payment at March 31, 2015.
Principal Security and Covenants	First ranking mortgage on the property. Pledge on shares of borrower. Assignment of income. Floating charge over the assets. Assignment of insurance.
Other Information	* PC's share in such loans is 43.5%.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2012	Interest	Payment Terms
Suwalki Plaza	ING Bank Slaski S.A	€33.5 million	€32,5 million	3 months Euribor + 1.65% per annum	Expires December 29, 2020. Quarterly payments with fixed principal amounts and balloon payment at the end.
Principal Security and Covenants
First ranking mortgage on the property.
Pledge on shares of borrower and pledge on bank accounts.
Assignment of rights from insurances, guaranties and agreements.
Corporate guarantee of PC in the amount of €2.7 million for payment deficit of any outstanding amount due and payable to the lender.
Maintain a debt service cover ratio of 1.2.
Loan to value ratio of 0.7.

Other Information	The loan was converted from Construction Loan to Investment loan at February 28, 2011.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2012	Interest	Payment Terms
Zgorzelec Plaza	Bank Zachodni WBK S.A.	€22.3 million	€21.6 million	3 months Euribor + 2.75% per annum for	Expires June 30, 2014.
Principal Security and Covenants
A first ranking mortgage on the property.
Pledge on shares of borrower and pledge on bank accounts.
Assignment of rights from insurances, guaranties and agreements.
Completion and cost overrun guarantee of PC.
Maintain a debt service cover ratio of 1.15.
Loan to construction cost ratio of 0.80.
Loan to value ratio of 0.75.
PC is not in compliance with certain covenants included in the loan agreement and has a waiver in place until expiration of the loan.

Other Information	Starting from January 2013 any excess cash should be used for repayment of trench 6 of the loan (1,5 m EUR)

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2012	Interest	Payment Terms
Torun Plaza	Bank PEKAO S.A	€50.1 million	€49.5 million	3 months Euribor + 3% per annum	Expires December 31, 2017. Quarterly payments with fixed principal amounts and balloon payment at the end.
Principal Security and Covenants
First ranking mortgage on the property.
Pledge on shares of borrower and pledge on bank accounts.
Assignment of rights from insurances, guaranties and agreements.
Maintain a debt service cover ratio of 1.25.
Loan to value ratio of 0.7.

Other Information	Not applicable.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2012	Interest	Payment Terms
Praha Plaza s.r.o	Erste Bank AG	€7.5 million	€3.6 million	Euribor + 1.75%	Quarterly payments of €117,200, beginning on December 31, 2004. The remaining amount will be paid in one installment on December 31, 2016. Quarterly payment of interest until 2016.
Principal Security and Covenants
First ranking pre-emption right regarding the property.
Pledge on shares of Borrower, on accounts, on receivables from the lease agreements.
Assignment of insurance.
Maintenance of Debt Service Cover Ratio of 1.15.
Loan to Value ratio of 80%.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2012	Interest	Payment Terms
Kragujevac Plaza (Serbia)	OTP Bank Nyrt. OTP Bank Srbija a.d	€30.4 million	€24.5 million (OTP HU) + €5.9 million (OTP SRB)	3 months Euribor + 5.5%	Maturity of the loan - 2027. Quarterly annuity payments (interest and principal).
Principal Security and Covenants	First and second ranking mortgage over the property. Pledge on shares of borrower, on accounts, on receivables from the lease agreements. Assignment of all rights under insurance.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2012	Interest	Payment Terms
Tanoli Enterprises Ltd.	Barclays Bank Plc.	NIS 85 million (approximately $23 million)	NIS 85 million	6 months Telbor + 6%	Maturity of the loan - 2013. Semi-annual annuity payments (interest and principal).
Principal Security and Covenants	First and second ranking mortgage over the Bonds purchased by Tanoli. Corporate guarantee for the due and punctual performance of Tanoli’s obligations under the loan documents.
Other Information

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2012	Interest	Payment Terms
Bucuresti Turism SA	Raiffeisen Bank International (“RBI”)	€62.5 million	€58.7 million	Euribor + 4.6%	The principal is repayable in 20 quarterly installments of €0.65 million each, commencing September 2011, with a balloon payment of €58.5 million to be repaid on June 30, 2016.
Principal Security and Covenants
First rank mortgage on the Radisson Blu Bucharest Hotel and the Centerville Hotel.
Future and existing cash flow through the bank accounts opened at Raiffeisen Bank.
Pledge over the shares of Bucuresti Turism SA and its subsidiary held by the majority share holder (BEA Hotels Eastern Europe BV).
Pledge of receivables arising from lease agreements and insurance policies concluded by the borrower.
Guarantee of the yearly debt service from us.
Title insurance over the mortgage asset.

Other Information	On April 3, 2012, we concluded an agreement with RBI fixing the Euribor at 1.40% from January 1, 2013, until the end of the loan.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2012	Interest	Payment Terms
Astrid Plaza Hotel NV	Bank Hapoalim	€24.4 million	€17.5 million	Euribor + 1.75%
Semi-annual principal repayment of €625,000 to be paid commencing December 31, 2007 and ending on December 31, 2016.
€12,500,000 to be paid at the end of the term.
Interest is payable on a semi-annual basis.

Principal Security and Covenants
First ranking share pledge on Astrid Plaza shares.
First ranking mortgage over Astrid Plaza's real estate.
A mortgage mandate over Astrid Plaza's real estate.
First ranking pledge on a reserve fund of €1 million, which is blocked on a deposit account.
Required to maintain a debt service cover ratio.

Other Information	We guaranty Astrid Plaza's undertakings under the loan agreement. The guaranty is unlimited in amount.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2012	Interest	Payment Terms
Astrid Plaza Hotel NV, for the Park Inn Hotel	Fortis Bank	A: €4 million B: €3.5 million	A: €3.3 million B: €2.9 million	A: 5.56% B: 3.38%	Repayment over a 15 year period.
Principal Security and Covenants
A first ranking mortgage on the Park Inn hotel and its assets.
Subordination of loan granted by us to the borrower and undertaking not to reduce such loan below a given amount.
Compliance with certain financial and operational covenants.
Undertaking to maintain an equity/asset ratio.
We have furnished the bank with a guarantee up to the amount of €1.37 million.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
Elbit Fashion	Bank Hapoalim	NIS 10 million (approximately $3 million)	NIS 10 million (approximately $3 million)	Prime + 2%	Revolving short-term credit facility
Principal Security and Covenants	Fixed mortgage on all Elbit Fashion assets and a guarantee for the full amount provided to Elbit Fashion.
Other Information
An additional Stand-By Letter of Credit has been provided by the bank to Elbit Fashion in the amount of approximately €3.8 million in order to secure payment to third party suppliers. The Stand-By Letter of Credit is in effect until December 31, 2013.

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

Each of InSightec’s and Gamida's research and development efforts has been financed, in part, through OCS grants. InSightec and Gamida have received or were entitled to receive grants totaling $25.7 million and $30.9 million, respectively, from the OCS since their respective inception and each of them is required to repay such grants through payment of royalties to the OCS  from its respective revenues until the entire amount is repaid.

Each of InSightec’s and Gamida's technology developed with OCS funding is subject to transfer restrictions, which may impair its ability to sell its technology assets or to outsource manufacturing. The restrictions continue to apply even after InSightec or Gamida has paid the full amount of royalties’ payable for the grants. In addition, the restriction may impair InSightec’s or Gamida's ability to consummate a merger or similar transactions in which the surviving entity is not an Israeli company.

The total OCS grants received by InSightec during 2012, 2011 and 2010 were $0.7 million, $1.1 million and $2.4 million, respectively, and the total OCS grants received by Gamida during 2012, 2011 and 2010 were $3.8 million, $4.2 million and $4.8 million, respectively.

Research and development expenses were classified as discontinued operations.

D.            TREND INFORMATION

Commercial and entertainment centers

Our commercial and entertainment business is affected by trends in each of the geographic areas in which we operate.

In recent years the retail market in CEE has experienced extraordinary growth. However, the recent decline in the global economy, which also influenced the European Union, as well as the recent concerns regarding the possibility of sovereign debt defaults by European Union member countries, affected the growth in most countries during 2008 through 2012.

Although retail was a significant feature of investment transactions in Eastern Europe during 2011 and through mid-2012, in the third quarter of 2012 there was a significant decline in activity. Only three retail investment transactions were closed out of a total of 41 transactions that were closed, representing approximately 7% of deals closed and less than 3% in regards to volume of deal (compared to historically approximately 40% of all transactions by volume). In terms of prime yields, there has been no change in the vast majority of markets and no significant change is expected over the next 12 months. Only in Warsaw were yields recorded to have hardened over the year and were down to 6% for prime shopping centers, and 7% for prime high street locations.

However all countries are expected to post strong GDP/capita growth over the next three years, according to recent IMF statistics. The markets with the biggest growth potential include Romania, which is forecast to see GDP/capita grow by over 50%. Bulgaria and Serbia are expected to post growth of over 40% in the next three years, and Hungary is expected to post growth of over 30% in the next three years. Poland, Slovakia and Croatia have growth forecasts of approximately 25-30% over this period, followed by the Czech Republic and Greece.

Poland - In 2012, developers delivered 485,600 square meters of modern retail space to the market, representing a 22% decrease compared to the previous year. The new supply was dominated by smaller retail developments with a leasable area not exceeding 35,000 square meters. More than 30% of the new supply was located in the eight largest Polish agglomerations, while almost 60% was delivered in small and medium-sized cities (of less than 200,000 inhabitants each). New developers of outlet centers have appeared on the Polish retail market. In 2012, new international retail chains entered the Polish market. Pop-up shops and temporary shops that open in a given area for only a specified time, are starting to appear in shopping centers. Currently, there is almost 800,000 square meters of retail space under construction. Due to developers’ high level of activity, the increase in supply in 2013 will be higher than in the previous year, and is estimated to reach approximately 600,000 square meters. Developers appear to once again be interested in developing in major Polish cities, where they are looking for gaps in terms of location, complementary offer or diversity of the retail format that they could fill in. Unlike in the previous year, many shopping centers planned for 2013 are large-scale projects with GLA exceeding 50,000 square meters. On the other hand, growing interest is being recorded in small shopping centers with a local range offering convenient shopping. Tenants are also diversifying the ways they reach consumers by for example online sales. They are also looking for opportunities to strengthen their offer by introducing new concepts. Prime rents in the best retail locations should be relatively stable in 2013. A decline in rental rates is expected to occur in less popular or older generation shopping centers and those less favorably situated. Pressure on rents and the extended period of commercialization of new projects can translate into an increase in vacancy rates in selected markets.

Czech Republic - In 2012, a total of €610 million of income producing investment transactions were closed in the Czech Republic, which represented a decrease of 72% in investment volumes from 2011. The first half of 2012 was a relatively quiet period for the investment market in terms of closing of transactions, as concerns over the Euro zone (and more particularly uncertainty relating to the closure of various German open ended funds) pervaded. Transactions during this period amounted to €214 million in eight separate deals, with €194 million of this occurring in the second quarter of 2012. The second half of the year saw almost double this volume, with €396 million of deals closing in 18 separate transactions. The retail sector accounted for 23% of total investment transactions, with 40% of this (€45million) represented by three retail mall deals. The largest proportion of retail transactions during 2012 though was focused on discount supermarkets and strip malls. This sub-sector saw a total of 19 properties sold across the country with a total GLA of 66,638 square meters. The trend was heavily influenced by Czech-based investor CPI Group’s acquisition strategy, which saw it acquiring 18 of the 19 properties.

Hungary - Only the best locations and centers maintained rates and operational performance. The retail environment in 2012 remained difficult and challenging with GDP and spending power both down. No significant retail space was added to the market with only the very best located centers locations performing, and rents remaining under pressure. Food retailers concentrated on smaller concepts in more central locations. Budapest’s retail market remained strong in terms of retailer demand and turnover. Tenant activity was also active in Budapest as well as in some key submarkets. Activities in markets outside Budapest remain weak as retailers concentrate on the capital. Food retail continued to expand, but concentrated on smaller downtown supermarkets and convenience stores. The prevailing sentiment has resulted in lengthier deal and development timelines than in pre-financial crisis years. Domestic spending showed no great change in 2012. The Hungarian retail market saw its share of store closures this past year, although there were some new brands who entered the market or existing companies who expanded their presence in preparation for a potential market turnaround. Andrássy’s through-traffic increased, resulting in fewer available storefronts in 2012. Rents hit a low this year but are expected to rise next year. If the general economic climate in Europe and Hungary improves, it will boost consumer confidence and the retail outlook could change, but otherwise a further difficult retail climate is expected with no increase in spending power expected.

Romania - The opening of Palas Mall turned the spotlight on Iasi in the first half of 2012. Moreover, Era Oradea saw construction completed on its second phase totaling 14,700 square meters. Bucharest did not register any new retail projects and also saw a consumer mall sold and converted into a medical center. Romanian traditional shopping center stock stood at approximately 1.36 million square meters at the end of June 2012. Around 81,000 square meters of shopping centers were announced to be delivered by the end of 2012. In addition, five more projects are in various stages of construction. While some of them have already broken ground, others are just preparing their sites for construction. Based on market information, a few new retailers secured space and we expect to see them open their first units in 2013. Also a number of retailers present in neighboring countries such as Greece and Bulgaria became very interested in the Romanian market as they realized the market‘s growth potential for their brands. Judging by the evolution of demand and supply of retail space, we do not expect significant changes of retail rental rates in 2013. A trend that was observed recently and that will likely continue is building complementary big-box stores next to existing and well performing food locations. The Old City Centre remained an attractive area for retailers, and although we do not expect to see any significant entry in the short term due to the lack of fashion anchors we expect it will continue to be an entertainment destination.

Serbia - According to official data from the Statistics Office of the Republic of Serbia, retail trade turnover increased 5.1% in current prices and decreased 0.9% in constant prices in the first half of 2012 in comparison to the same period in 2011. In light of challenging economic conditions in Belgrade, the first half of 2012 marked a period of stagnation in terms of new shopping center developments and shopping center stock. The retail market in secondary cities showed signs of movement as few retail projects were delivered in the first half of 2012. Even though Belgrade only has two western-type shopping malls, retailers continued to show interest in entering and expanding in the capital’s retail market. After the success of the retail project in Pancevo, retailers started to explore secondary cities for future expansion. Belgrade’s prime high streets remained one of the most favorable locations for retailers. In the first half of 2012, Belgrade’s prime high street rents were stable and ranged from €40-120 square meters/month, with the highest rents recorded in locations such as Kneza Mihaila Street in Belgrade. Secondary retail areas registered rental levels between €15-40 square meters/month whereas peripheral retail areas ranged between €5-10 square meters/month. With limited international style shopping center supply in Belgrade, rents continued to be landlord-driven in the first half of 2012 and started at high initial values. High demand for retail space coupled with a shortage of quality retail space in the Belgrade market resulted in lower vacancy rates in the first half of 2012. Vacancy levels in the Belgrade prime high streets hovered between 5-7%, while western style shopping centers recorded vacancy levels closer to zero percent. Demand is expected to remain high for retail space in the two existing western-style shopping centers and on prime high streets. Retail rents in both prime high streets and western-style shopping centers should remain stable in the second half of 2012.

Bulgaria - The fashion retail market was affected by the expected upcoming opening of H&M in Bulgaria. H&M has already secured locations in prime shopping malls in Sofia, Varna and Burgas and is expected to increase its number of stores in these cities. International discount operators in the fashion, DIY and sporting good segments are setting plans for expansion in Bulgaria. Food retailers will also continue their expansions mainly by opening convenience formats in key locations. “Third Wave” shopping centers with openings scheduled for 2013 will continue to differentiate their projects from traditional retail offerings. Development activity in secondary cities is concentrated in Burgas, with two projects expected to open in the near future. Preparing for the upcoming completion of these projects, some existing operational projects have adopted innovative ways to enrich their retail mix, such as adding services or introducing new entertainment formats. High Street retailing will depend on the planning, financing and execution of the renovation of main pedestrian areas in order to revive a vibrant and diverse shopping and recreational experience.

Latvia - In the first half of 2012, Latvia was the first European Union country to reach an average retail trade growth of 11%. Annual retail market growth exceeded 16% in January and decreased to 8% in June 2012. Robust year-on-year growth occurred due to economic recovery and an increase in consumer consumption. The consumer confidence indicator increased 30% and is one of the highest consumer confidence results in the European Union. The retail market is expected to continue to expand in 2013. Total retail stock in Riga totaled 658 000 square meters (0.94 per capita). In 2012, the retail sector was characterized by moderate changes and developments following a year of research and strategizing for new concepts. Various retail-related companies (grocery and pharmacy shops and chains, clothes and footwear stores, and hardware shops) announced growth in footfall and retail turnover figures. If positive retail metrics continue in the first half of 2013, it is expected that brands may consider upgrading into new premise, which will in turn impact retail rental rates. With the exception of catering companies (fast food) and luxury fashion stores, the retail market saw modest demand for space. In the first half of 2012, vacancies in top, strategic locations reached a low and landlords are now reluctant to provide incentives to tenants. As a result of the absorption of excess retail space left over from previous years, rental rates stabilized and no growth was recorded in 2012. A similar trend was seen for major retail properties such as shopping centers, department stores, big boxes and street retailers where rental rates remained unchanged from the second half of 2011. In the second half of 2012, low or moderate rental rate growth is expected. The shopping center vacancy rate decreased by 1.1% to 5.8%, which did not represent a dramatic change compared to the first half of 2011. The vacancy level in most shopping centers reached a sustainable level of 1%, while other less popular shopping centers saw vacancy rates ranging from 6-10%. The largest decrease of vacant space was recorded in Galleria Riga, which saw its vacancy rate decrease 10% thanks to its increasing popularity as a shopping center and increase in foot traffic.

India - Despite the global economic slowdown, the Indian economy remained relatively strong and was among the fastest growing economies of the world with an average GDP growth rate of 5.3% in 2012. The services sector grew by 9.4%, and its share in the Indian GDP was 56.4%.  As a control measure the Reserve Bank of India ("RBI") has not relaxed the base rates in 2012 to bring inflation down from 2011. As a result, 2013 is expected to have inflation projected at approximately 7.0% compared to 7.5% in 2012. The recent wave of reforms by the Government of India to incentivize foreign direct investment (FDI) in various sectors is bringing a new energy to the investment climate in India. One of the most debated reforms is the policy for allowing 51% FDI in multi-brand retail. Organized retail, which constitutes 8% of the total retail market, is expected to grow faster than traditional retail and gain a higher share in the growing retail market in India. The Indian retail industry has experienced growth of 10.6% between 2010 and 2012, and is expected to continue to experience continued growth in the near future.

Hotel Business

Our hotel business is affected by trends in each of the geographic areas in which we operate.

The hotel industry was deeply affected by the recession and global financial crisis in 2008 and 2009. During the years of 2010 and 2011 the market slowly recovered from this crisis but the demand still has not recovered and Europe’s revenue per available room (or "revpar") has not achieved the same levels as prior to 2008.

The year 2012 presented primarily stagnation in Europe’s hotel industry in comparison with 2011. In various markets an additional recovery was noted while in others there was still was a decline. The hospitality industry was very unstable, with a number of last minute decisions and bookings.

For 2013 we generally expect to follow the European trend showing an expected revpar increase from 3 to 7%. Investments and renovations of furniture, fixtures and equipment are scheduled again after being suspended for the last two years.

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

Another of the trends that broadly affect the apparel retail market is the rising success of e-commerce, and it is expected that in future years revenues will increasingly be generated from internet sales.

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

E.            OFF-BALANCE SHEET ARRANGEMENTS

The following are our off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that we believe are material to investors:

•
As part of the franchise and support agreements executed by our subsidiary, Elbit Trade & Retail Ltd. with third parties, which in turn were transferred to Elbit Fashion, and following such transfer Elbit Fashion has furnished Punto Fa with a stand-by letter of credit in the amount of approximately €3.75 million (approximately $4.9 million) in order to secure payments under the agreements.

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

•
As part of a lease agreement executed in July 2007 between us and the Israel Land Administration for a long-term lease of land in Tiberius, Israel, we had undertaken to finalize the construction in July 2010. During 2010 we received an extension for an additional three years until July 2013. As of the date of this annual report, we believe that an extension will be obtained.  We have provided the Israel Land Administration with two bank guarantees in the aggregate amount of NIS 10 million linked to the increase in the Israeli consumer price index in order to secure our undertakings included in the lease agreement. As a security for the guarantees, we pledged deposits in the same amount. In accordance with the terms of the lease agreement, in the event either of the parties does not comply with the terms of the agreement, the agreement can be terminated by the other party.

•
As part of the transactions for the sale of our real estate assets, we have undertaken to indemnify the respective purchasers for any losses and costs incurred in connection with the sale transactions. The indemnification provisions usually include: (i) indemnifications in respect of integrity of title on the assets and/or the shares sold (i.e.: that the assets and/or the shares are wholly owned and are free and clear from any encumbrances and/or mortgage and the like). Such indemnification generally survives indefinitely and is capped at the purchase price in each respective transaction; and (ii) indemnifications in respect of other representations and warranties included in such sale agreements (e.g.: development of the project, responsibility for defects in the development project, tax matters and others). Such indemnifications are limited in time (generally three years from closing) and are generally capped at 25% to 50% of the purchase price. Our management estimates (based (inter alia) on a professional opinion and past experience) that no significant costs will be borne in respect of these indemnification provisions.

•
A former subsidiary of PC incorporated in Prague ("Bestes"), which was sold in June 2006 is a party to an agreement with a third party ("Lessee"), for the lease of commercial areas in a center constructed on property owned by it, for a period of 30 years, with an option to extend the lease period by an additional 30 years, in consideration for €6.9 million (approximately $9.1 million), which has been fully paid. According to the lease agreement, the Lessee has the right to terminate the lease, subject to fulfillment of certain conditions set forth in the agreement. As part of the agreement for the sale of Bestes to Klepierre in June 2006, it was agreed that PC will remain liable to Klepierre in case the Lessee terminates its contract. PC’s management believes that this commitment will not result in any material amount due to be paid by it.

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

•
As required under the lease agreement for our new executive offices, in 2013 we provided bank guarantees to secure our compliance with the terms of the agreement in the total amount of approximately NIS 1.0 million.

•
We have guaranteed certain of PC's obligations to repay principal under its loan agreements with third parties up to an aggregate amount of NIS 205 million. For some such loans we have also guaranteed the payment of interest by PC. In addition, PC is a guarantor to obligations under loan agreements of its project companies with third parties up to an aggregate amount of NIS 261 million. PC also guaranteed the fulfillment of transactions entered into by three of its subsidiaries for a total aggregate amount of NIS 4.0 million.

•
We are a guarantor for Elbit Fashion's obligations under its lease agreements with respect to the Mango stores at all shopping malls (for a total of 28 stores) and with respect to its offices, and have undertaken to provide to secure its compliance with its agreements.

•
We have undertaken to provide guarantees for the benefit of the Israeli tax authority to secure Elbit Fashion's payment of customs duties and VAT, which are paid by way of direct debit authorization by Elbit Fashion, in the event that a debit authorization is rejected.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our contractual obligations consist mainly of: (i) long-term borrowings (mainly loans from banks and financial institutions and non convertible and convertible notes); (ii) long-term operational leases; (iii) commitments towards suppliers, subcontractors and other third parties in respect of land acquisitions; and (iv) other long term liabilities reflected in the balance sheet. Our contractual obligations are generally linked to foreign currencies (mainly Euro and U.S. dollar) and/or other indexes (such as the Israeli consumer price index). Below is a summary of our significant contractual obligations as of December 31, 2012 in NIS, based upon the representative exchange rate of the NIS as of the balance sheet date, against the currency in which the obligation is originally denominated or based on the respective index of the Israeli consumer price index as of December 31, 2012. Actual payments of these amounts (as are presented in our financial statements) are significantly dependent upon such exchange rates or indexes prevailing as at the date of execution of such obligation, and therefore may significantly differ from the amounts presented herein below.

	Payments due by Period (in NIS thousands)
Contractual Obligations as of December 31, 2012	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
Long-Term Debt (1)	6,451,487	1,651,420	2,254,865	1,454,175	1,091,027
Operating Leases (2)	259,275	27,567	53,635	49,645	128,428
Purchase Obligations and Commitments (3)	681,706	96,791	200,165	192,375	192,375
Other Long-term Liabilities Reflected on Balance Sheet	2,771	-	-	-	2,771
Total	7,395,239	1,775,778	2,508,665	1,696,195	1,414,601
___________________

(1)
Long term debt includes interest that we will pay from January 1, 2013 through the loan maturity dates. Part of our loans bear variable interest rates and the interest presented in this table is based on the LIBOR rates known as of December 31, 2012. Actual payments of such interest (as presented in our financial statements) are significantly dependent upon the LIBOR rate prevailing as of the date of payment of such interest. For additional information in respect of the long term debt, see “Item 5.B. Liquidity and Capital Resources - Other Loans."

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

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors, executive officers and other key employees as of the date of this annual report except as otherwise noted below:

NAME	AGE	POSITION
Mordechay Zisser (1) (3)	58	Chief Executive Officer, Executive President and Director
Shimon Yitzhaki (1) (3)	58	Executive Chairman of the board of directors and Director
David Rubner (2) (4)	73	Director
Zvi Tropp (1) (2) (3) (4)	73	External Director
Moshe Lion	52	Director
Shmuel Peretz	73	Director
Elina Frenkel Ronen (1) (2) (4)	39	External Director
Dudi Machluf	41	CEO of Elbit Plaza USA and former Co-Chief Executive Officer of the Company until August 2012
Ran Shtarkman	45	CEO of PC and former Co-Chief Executive Officer of the Company until August 2012
Doron Moshe	42	Chief Financial Officer
Zvi Maayan	45	General Counsel

______________________________________
(1)	Member of the donation committee
(2)	Member of the audit committee
(3)	Member of the investment committee
(4)	Member of the compensation committee

MORDECHAY ZISSER. On August 1, 2012, Mr. Zisser was appointed as our Chief Executive Officer, and on January 1, 2010, Mr. Zisser was appointed as our Executive President. Mr. Zisser continues to serve on our board of directors. From May 1999 until December 2009, Mr. Zisser served as our Executive Chairman of the board of directors.  Mr. Zisser also serves as a director in additional companies held by us, such as InSightec, Elbit Ultrasound Ltd. and Elbit Medical Technologies Ltd. Mr. Zisser is the entrepreneur behind most of our core businesses, including: real estate investment, investment in commercial real property in the United States, hotel ownership and management, development and operation of commercial and entertainment centers in CEE and in India, development of major residential projects and mixed-use complexes, venture capital investments in the hi-tech, medical and bio-technology industries and distribution and marketing of fashion apparel and accessories in Israel. Mr. Zisser has served as President and Chairman of the board of directors of Europe-Israel since March 1998 and as President and Chairman of the board of directors of Control Centers since 1983.  Mr. Zisser has developed major real estate development projects in Israel (including the city of Emmanuel, the Herzeliya Marina, the Ashkelon Marina, and the Sea and Sun luxury residential project in north Tel Aviv), as well as large scale residential and hotel projects abroad. Mr. Zisser has also served as Executive Chairman of the board of directors of PC since October 2006. Mr. Zisser is a member of the investment committee of EPN since 2010. Mr. Zisser is active in charitable organizations and is a member of the management of the “Oranit” guest home for children with cancer, as well as the national Bone Marrow Donor Registry.

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

DUDI MACHLUF. Mr. Machluf has served as the CEO of Elbit Plaza USA since August 1, 2012, and prior thereto served as our Co-CEO from January 1, 2010. From August 2006 until 2009, Mr. Machluf served as our Chief Financial Officer. From 2003 until 2005, Mr. Machluf was the head of our accounting department and managed the transaction department. Mr. Machluf also serves as Chief Executive Officer of Elbit Medical and has served as a director of InSightec. From June 2010 until June 2011, Mr. Machluf served as a director of EDT. Mr. Machluf is a member of the investment committee of EPN. Prior to joining us, Mr. Machluf was a manager at Deloitte, Certified Public Accountants. Mr. Machluf holds a B.A. in Economics and an L.L.M., both from Bar Ilan University and is a Certified Public Accountant.

RAN SHTARKMAN. Mr. Shtarkman served as our Co-CEO from January 1, 2010 until August 1, 2012. Mr. Shtarkman has served as CEO of PC since September 2006, as Executive Director of PC since October 2006 and as President of PC since 2007. From 2004 until 2006 Mr. Shtarkman served as Chief Financial Officer of PC. Prior to that he served as Chief Financial Officer of SPL Software Ltd., Finance and Administration Manager for Continental Airlines’ Israeli operations and Controller of Natour Ltd. Mr. Shtarkman holds an MBA from Ben Gurion University and is a Certified Public Accountant.

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

B.           COMPENSATION OF DIRECTORS AND OFFICERS

Aggregate 2012 Compensation of Directors and Officers

The aggregate compensation paid to or accrued on behalf of all persons as a group (11 persons) who served in the capacity of director or executive officer in the year ended December 31, 2012 (including compensation paid to our former Co-CEOs until 2012) was approximately NIS 13.25 million (approximately $3.5 million). Such aggregate amount includes management fees, salaries and bonuses including certain fringe benefits and accrued amounts in respect of pensions and retirement benefits, but does not include stock-based compensation expenses relating to options granted to our directors and officers. One of our executive officers provides services to us pursuant to a management contract with a company that conducts no other active business.

In 2012, we granted an aggregate of 8,000,000 options exercisable into Elbit Medical shares to our directors and officers under our incentive plans. For information regarding the terms of grant and exercise under our incentive plans, see “Item 6.E. Share Ownership.”

In addition, our directors and officers participate in share or option allocations pursuant to various plans adopted by us, our subsidiaries and our associates.

For information regarding the terms of grant and exercise under all plans, see “Item 6.E. Share Ownership - 2006 Employees, Directors and Officers Incentive Plan.”

The aggregate compensation amount set forth above does not include stock based compensation expenses recognized in accordance with applicable accounting rules in respect of options granted to directors and officers.

Independent Director Compensation

Pursuant to the requirements of the Companies Law, remuneration of our directors requires shareholder approval. Compensation and reimbursement for external directors is governed by regulations promulgated under the Companies Law. Our external directors are compensated in the form of an annual fee in the amount of NIS 95,100 (approximately $25,255 and a meeting attendance fee in the amount of NIS 4,880 (approximately $1,294), payable in accordance with the regulations. Our other independent directors are compensated with an annual fee in the amount of NIS 58,500 (approximately $15,517, and a meeting attendance fee in the amount of NIS 2,060 (approximately $546), payable in accordance with the regulations.

Services of Mr. Mordechay Zisser

Pursuant to a management agreement approved by our shareholders on May 31, 2006, Mr. Mordechay Zisser, at that time our Executive Chairman, and in his roles as of January 1, 2010, as Executive President and as of August 1, 2012s as Chief Executive Officer, provides us with services via a management company controlled by him. The agreement provides that Mr. Zisser will devote at least 80% of his time, skills and efforts to his position as our Executive President. In consideration for these services, we pay the management company a monthly fee of $50,000, plus applicable value added tax, as well as reimbursement of expenses. In addition, the management company is entitled to other benefits, such as an appropriate vehicle, telephone, facsimile, mobile phone, computer, printer and modem, including installation costs and all reasonable expenses related thereto. The agreement has a five-year term commencing on August 1, 2005. On August 12, 2010, our shareholders approved the extension of this agreement for an additional five year term, until July 31, 2015; however, pursuant to the Israeli Companies Law, this agreement will require shareholder approval again in our shareholder meeting in 2013.

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

Effective as of August 1, 2012, and as of January 1, 2010, Mr. Zisser was appointed our Chief Executive Officer and Executive President, respectively. Mr. Zisser's services and compensation, as detailed above, were unaffected by these new appointments. Mr. Zisser continues to serve on our board of directors.

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

Effective as of August 2010, Mr. Goren resigned from his position as a director in us and in other companies in our group, and effective as of December 31, 2010, he resigned from his employment with us, and accordingly the sourcing period will end in June 2013.  Mr. Goren filed a claim against us in March 2013 for NIS 5 million in damages regarding termination of his employment and amounts he claims are still owed to him by the company.

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

Alternate Directors

Our Amended and Restated Articles of Association provide that any director may, by written notice to us, appoint another person who is not a director to serve as an alternate director, subject to the approval of the chairman of the board. In the case of an appointment made by the chairman, such appointment shall be valid unless objected to by the majority of other directors. The term of appointment of an alternate director is unlimited in time and scope unless otherwise specified in the appointment notice, or until notice is given of the termination of the appointment.  No director currently has appointed any other person as an alternate director.  The Companies Law stipulates that a person who serves as a director may not serve as an alternate director except under very limited circumstances.  An alternate director has the same responsibility as a director.

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

The initial term of an external director is three years, and such term may be extended for up to two additional three-year terms. In addition, the service of an external director may be extended for additional terms of up to three years each, if both the audit committee and the board of directors confirm that, in light of the expertise and contribution of the external director, the extension of such external director's term would be in the interest of the company. Reelection of an external director may be effected through one of the following mechanisms: (1) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term; or (2) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company. External directors may be removed only in a general meeting, by the same percentage of shareholders as is required for their election, or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to us. Each committee of a company’s board of directors that is authorized to exercise powers of the board of directors is required to include at least one external director, and all external directors must be members of the company’s audit committee and compensation committee.

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

Audit committee. The Companies Law requires public companies to appoint an audit committee. An audit committee must consist of at least three members, and include all of the company’s external directors. The members of the audit committee must satisfy certain independence qualifications under the Companies Law, and the chairman of the audit committee is required to be an external director.

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

Nasdaq rules require that director nominees be selected or recommended for the board’s selection either by a committee composed solely of independent directors or by a majority of independent directors. The compensation of a company’s chief executive officer and other executive officers is required to be approved either by a majority of the independent directors on the board or a committee comprised solely of independent directors.  Our audit committee also currently acts as our nominating committee and compensation committee.

Our audit committee has the authority to retain independent legal, accounting or other consultants as advisors, for which we will provide funding, and handle complaints relating to accounting, internal accounting controls or auditing matters.

Compensation Committee

Under a recent amendment to the Companies Law, the board of directors of a public company must establish a compensation committee. The compensation committee must consist of at least three directors who satisfy certain independence qualifications, include all of the outside directors, and the chairman of which is required to be an outside director. Under the Companies Law, the role of the compensation committee is to recommend to the board of directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of office holders based on specified criteria, to review modifications to the compensation policy from time to time, to review its implementation and to approve the actual compensation terms of office holders prior to approval by the board of directors, and to resolve whether to exempt the compensation terms of a candidate for chief executive officer from shareholder approval. We are in the process of establishing our compensation committee.

Donation committee. Our Amended and Restated Articles of Association authorize us, in accordance with the Companies Law, to donate reasonable amounts to any cause we deem worthy. Our donation committee is authorized to determine, in its discretion, with respect to any contribution, the amount thereof, its purpose, the entity to receive the contribution and any other term or condition relating thereto.

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

D.            EMPLOYEES

As of March 31, 2013, we employed or contracted 49 persons as employees or consultants in investment, administration and managerial services, all of whom work out of our headquarters in Israel. As of March 31, 2013, PC had 160 employees, consultants and part time employee in CEE, Greece and India. As of March 31, 2013, our Hotel division had 522 employees. As of March 31, 2013, Elbit Fashion employed 488 employees.

As of March 31, 2013, we employed six employees in the United States, in investment, administration and managerial services for our U.S. investment platform.

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

E.            SHARE OWNERSHIP

As of April 1, 2013, our directors and executive officers, excluding Mr. Mordechay Zisser and Europe-Israel, beneficially owned an aggregate of 298,250 of our ordinary shares, or approximately 1.20% of our outstanding ordinary shares. This figure includes options to purchase ordinary shares that were vested on such date or that were scheduled to vest within the following 60 days.

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

2006 Employees, Directors and Officers Incentive Plan, As Amended

Our 2006 Employees, Directors and Officers Incentive Plan, as amended (the “2006 Plan”), provides for the grant of up to 2,300,000 options to employees, directors and officers of us and of companies controlled directly or indirectly by us. The original exercise price per option is the average closing price of our ordinary shares on the TASE during the 30-trading day period preceding the date of grant of such options or as otherwise determined by the board of directors.

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

In September, 2011, our board of directors, following the recommendation of our audit committee, decided to amend the exercise price per share of all outstanding options granted by us in accordance with the 2006 Plan to offerees still employed by us (including directors and officers who still hold office), to NIS 10.25, and to extend the expiration date of such options to December 31, 2015. As of March 31, 2013, options to purchase 1,729,251 ordinary shares were outstanding under the 2006 Plan.

InSightec Incentive Plans

On February 24, 2013 options to purchase 2,336,250 ordinary shares, representing substantially all the outstanding options granted under the 2003 Option Plans, 2006 Option Plan and 2007 Option Plan, were cancelled and replaced with the same number of options to under the amended 2006 Option Plan (the "Stock Option Plan"). In addition, options to purchase an additional 9,305,250 shares were granted on February 24, 2013, to the grantees. The exercise price of all of the options granted was $1.12.

The majority of the options granted vest in equal installments over a period of four years period from the grant date. The options expire following seven years from their date of grant.

All options under the Stock Option Plan automatically vest and become exercisable upon certain events that constitute a material change to InSightec as defined under the terms of the Stock Option Plan, such as a change of control, IPO, a resolution of InSightec’s shareholders or its board of directors for its dissolution or a distribution in kind of most of its assets, and mergers.

As of March 31, 2013, options to purchase an aggregate of 1,029,000 ordinary shares were vested and exercisable under the Stock Option Plan.

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

As of March 31, 2013, options to purchase 430,000 shares were outstanding under the 2010 Incentive Plan for InSightec Shares.

2011 Elbit Employees and Officers Incentive Plan for Elbit Medical Technologies Ltd.’s Shares

In April 2011, our board of directors adopted the Elbit Employees and Officers Incentive Plan for Elbit Medical Technologies Ltd.’s shares (the "2011 Plan") for the grant of up to 158,637,000 options exercisable into 79,443,500 ordinary shares of Elbit Medical for an exercise price of NIS 0.40. The exercise price of each option will be reduced upon distribution of dividends, stock dividends etc. The exercise mechanism of the options into Elbit Medical's shares will be as follows: at the exercise date the company shall issue to each option holder shares equal to the difference between (A) the price of Elbit Medical's shares on the TASE on the exercise date, provided that if such price exceeds 100% of the exercise price, the opening price shall be set as 100% of the exercise price (the "Capped Exercise Price"); less (B) the exercise price of the options; and the result (A minus B) will be divided by the Capped Exercise Price. In November 2012, our board of directors adopted an amendment to the 2011 Plan increasing the number of options issuable from 158,637,000 to 187,708,000 and resolved to amend the exercise price per share to NIS 0.133 and extend the expiration date of such options to November 29, 2017. As of March 31, 2013, 159,304,500 options were granted to our employees and officers and an additional 28,153,500 options remain available to be issued subject to approval of our shareholders.

As of March 31, 2013, options to purchase 130,483,500 shares were outstanding under the 2011 Plan.

PC Share Option Scheme

PC’s 2006 Share Option Scheme, as amended in August 2007, November 2008, November 2011 and November 2012 (the “2006 Scheme”) provides for the grant of up to 46,,834,586 options to employees, directors, officers and other persons who provide services to PC, including our employees. The exercise price per option is the average closing price of PC's shares traded on the London Stock Exchange during the fifteen-day period prior to the date of grant.

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

On November 22, 2011, PC’s shareholders and Board of Directors approved an amendment to the plan to extend the term during which options can be exercised from seven to ten years from the date of grant and adopted a second employee stock option plan under which the total number of options to be granted under second plan is 14,000,000 and the term during which options can be exercised from seven to ten years. On November 20, 2012, PC’s shareholders and Board of Directors approved an amendment to the first employee stock option plan to extend the term during which options can be exercised from ten to 15 years from the date of grant.

Upon the occurrence of an event of change of control in PC (as defined in the 2006 Scheme), the vesting of all the outstanding options granted by PC that were not exercised or did not expire by such date, shall be fully accelerated. As of March 31, 2012, options to purchase 33,176,682  ordinary shares were outstanding under the 2006 Scheme and second employee stock option plan (on a fully diluted assumption basis).

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

As of March 31, 2013, options to purchase 14,212 Ordinary C Shares were outstanding under the 2010 PCI Plan.

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

As of March 31, 2013, options to purchase 51,053 Ordinary C Shares were outstanding under the 2010 EPI Plan.

Elbit Plaza USA, L.P. 2011 Incentive Plan

In August 2011, Elbit Plaza USA adopted the 2011 Incentive Plan (the “2011 EPUS Incentive Plan”) that provided for the grant of options exercisable into up to 500,000 Participation Units of Elbit Plaza USA to employees, directors and officers of Elbit Plaza USA and of affiliate companies, at an exercise price per option of $17.

Under the 2011 EPUS Incentive Plan, options vested gradually over a period of three years, subject to the right of the plan administrator in its sole discretion to accelerate or otherwise modify the vesting period.

The vested options granted were exercisable into Participation Units only immediately prior to a date in which Elbit Plaza USA ceases to be a going concern and its activities are merely for the purpose of winding up its affairs.

Pursuant to the terms of the plan upon the winding up of Elbit Plaza USA the 500,000 Participation Units entitle their holders to receive their proportionate share of 5% of an amount which equals any and all amounts that Elbit Plaza USA has received from all sources of income less the costs and expenses pertaining to the applicable transaction and less any and all taxes paid or payable if any with respect to such transaction. Upon the sale of the 49 shopping centers located in the U.S. in 2012 discussed above in Item 5 "Operating and Financial Review and prospects – Overview", the 500,000 Participation Units were redeemed by us and PC in consideration for an amount that equaled the foregoing share and Elbit Plaza USA was wound up.

ITEM 7.                 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            MAJOR SHAREHOLDERS

We had, as of April 1, 2013, 24,902,809 ordinary shares outstanding, excluding 3,388,910 shares held by us which do not have any voting and economic rights. The voting rights of all shareholders are the same. The following table sets forth certain information as of April 1, 2013 concerning: (i) persons or entities who, to our knowledge, beneficially own more than 5% of our outstanding ordinary shares; and (ii) the number of our ordinary shares beneficially owned by all of our directors and officers as a group:

Name and Address	Number of Shares		Percent of Shares Beneficially Owned (1)
Mordechay Zisser (2)	12,545,527	(3)	50.38%
Europe-Israel (M.M.S.) Ltd. (4)	12,399,987		49.79%
All officers and directors of the company as a group (11 persons)	12,843,777	(5)	51.58%
_______________

(1)
The number of shares and percentages of ownership are based on our shares outstanding as of April 1, 2013. Such number excludes 3,388,910 treasury shares. Beneficial ownership is determined in accordance with the rules of the SEC based on voting and investment power with respect to such ordinary shares. Shares subject to options that are currently exercisable or exercisable within 60 days of April 1, 2013 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by our directors include shares owned by their family members, as to which such directors disclaim beneficial ownership.

(2)
The information regarding the beneficial ownership of Europe-Israel and of Mr. Zisser is based on a Schedule 13D filed by them on March 4, 2013. Mr. Zisser is considered our indirect controlling shareholder by virtue of his control of Europe-Israel and serves as our Chief Executive Officer and Executive President and as a director. See footnote 4 below.

(3)
Includes (i) 12,399,987 of our shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, our Chief Executive Officer, Executive President and a director, by virtue of his control of Europe-Israel; (ii) 24,837 of our shares held by Marina Herzelia (Limited Partnership) 1988, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, by virtue of his control of Control Centers Ltd., which wholly owns Marina Herzeliya (Limited Partnership) 1988; and (iii) 120,703 shares held by Mr. Zisser. See footnote 4 below. Certain of these shares are pledged as security to lending banks. A foreclosure event could lead to a change in the control of our company, which in turn may cause us to be in default of financial covenants with certain of our lending banks.

(4)	Europe-Israel is an Israeli corporation wholly-owned by Control Centers, a private company controlled by Mr. Mordechay Zisser.
(5)
Includes: (i) 12,399,987 shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser (see footnote 4 above); (ii) 24,837 shares held by Marina Herzelia (Limited Partnership) 1988; (iii) 120,703 shares held by Mr. Zisser; and (iv) 681,500 options exercisable into 298,250 shares as of April 1, 2013 and vesting within 60 days thereafter granted to our other directors and officers pursuant to our 2006 Employees, Directors and Officers Incentive Plan, as amended.

As of December 5, 2011, The Phoenix Holdings Ltd. ("Phoenix") and Excellence Investments Ltd. ("Excellence") informed us that they held an aggregate of 4.96% of our ordinary shares as of such date. As of January 10, 2011, Phoenix and Excellence informed us that they held an aggregate of 4.43% of our ordinary shares. As of March 23, 2010, Phoenix and Excellence held an aggregate of 2,109,997, or 8.43% of our ordinary shares, based on a form of ownership report dated March 23, 2010, provided to us by Phoenix and Excellence, that it uses to report holdings under Israeli law.  The method used to compute holdings under Israeli law does not necessarily bear the same result as the method used to compute beneficial ownership under SEC rules and regulations. Phoenix and Excellence are controlled by the Delek Group and Mr. Yitzhak Tshuva.

As of April 8, 2013, there were 518 holders of record of our ordinary shares with addresses in the United States, holding approximately 22.22% of our issued and outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders reside since many of these ordinary shares are held of record by brokers or other nominees.

B.            RELATED PARTY TRANSACTIONS

 Relationship Agreement with PC

On October 27, 2006, we entered into an agreement with PC pursuant to which we undertook, as long as we hold at least 30% of the issued share capital of PC, that neither we nor any person connected with us will compete with the business of PC related to the development of commercial and entertainment centers in Central and Eastern Europe or India or the development of the Dream Island or Casa Radio projects. The Relationship Agreement terminates in the event that PC’s issued share capital ceases to be admitted to the main market of the London Stock Exchange.

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

Agreement for Services for Construction Projects

On May 31, 2006, our shareholders approved an agreement between us and Control Centers according to which we will receive from Control Centers (either directly or through its subsidiaries or affiliates, other than us) coordination, planning, execution and supervision services over our real estate projects and/or real estate projects of our subsidiaries and/or affiliates in consideration for a fee equal to 5% of the actual execution costs (excluding land acquisition costs, financing cost and the consideration for Control Centers under the agreement) of each such project. The agreement applies to real estate projects initiated following the approval of the agreement by our shareholders and to the following projects: (i) a commercial and entertainment center in Liberec, Czech Republic; (ii) a commercial and entertainment center in Kerepesi, Hungary; and (iii) a complex of commercial and entertainment center, hotels, congressional centers and other facilities in Obuda, Hungary, which were at that time in early stage of development.

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

Loan Agreement with the Bank

Within the framework of our loan agreements with the Bank, we undertook to maintain financial covenants. Europe Israel also undertook to maintain a 30% minimum holding in our ordinary shares.

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

For amounts paid under our related party transactions, see note 27C to our annual consolidated financial statements incorporated herein by reference.

Arrangement

Pursuant to the terms of the proposed Arrangement, we have agreed to examine all of our related party transactions and arrangements, including all transactions and arrangements with Mordechay Zisser and any of the companies related to him, to ensure that such transactions and arrangements are and will be made in the best interests of the Company.  We will have the right to terminate these related party transactions and arrangements with immediate effect. See "Item 10.C – Additional Information – Material Contracts" below.

ITEM 8.                 FINANCIAL INFORMATION

A.           CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See our annual consolidated financial statements on our current report on Form 6-K filed with the SEC on March 21, 2013, which is incorporated by reference herein.

Legal Proceedings

For information regarding the legal proceeding we are involved in, see "Item 4.A History and Development of the Company – Recent Events" and note 23B to our annual consolidated financial statements.

Dividend Distribution Policy

In January  2007 our board of directors, adopted a dividend distribution policy pursuant to which we will distribute a cash dividend of at least 50% of the net profits accrued by us every year, provided that such dividend does not exceed 50% of the cash flow accrued by us from dividends and repayment of owners' loans received by us from subsidiaries in that year, all determined in accordance with our consolidated audited annual financial statements. Any distribution of dividends under this policy is subject to a specific resolution of our board of directors determining our compliance with the distribution criteria prescribed in the Companies Law, and in any other applicable law. In making such determination, our board of directors' takes into account, inter alia, our liabilities and undertakings towards third parties, our cash flow needs and the financing resources available to us. Our board of directors is authorized in its sole discretion, to change or terminate our dividend policy at any time. The adoption of our dividend policy does not constitute any undertaking towards any third party.

In June 2011 our board of directors resolved not to distribute any dividends for a period of at least 12 months, after which the board of directors will evaluate whether to extend such policy. On June 20, 2012, our board resolved to extend the decision not to distribute dividends for an additional period of at least 12 months.

B.            SIGNIFICANT CHANGES

There are no significant changes that have occurred since December 31, 2012, except as otherwise disclosed in this annual report and in our annual consolidated financial statements.

ITEM 9.                 THE OFFER AND LISTING

A.           OFFER AND LISTING DETAILS

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “EMITF” and on the TASE under the symbol "EMIT."

Information regarding the price history of the stock listed

The annual high and low sale prices for our ordinary shares for the five most recent full financial years are:

	NASDAQ		TASE
Year Ended December 31,	High ($)	Low ($)	High ($)	Low ($)
2012	3.32	1.80	3.23	1.74
2011	13.97	1.98	12.74	1.93
2010	24.76	12.05	25.08	12.37
2009	28.09	9.30	28.75	10.03
2008	56.09	7.58	56.55	7.51

The quarterly high and low sale prices for our ordinary shares for the two most recent full financial years and any subsequent period are:

	NASDAQ		TASE
Financial Quarter	High ($)	Low ($)	High ($)	Low ($)
2013
Q1	3.50	1.43	3.41	1.53
Q2 (through May 8, 2013)	2.42	2.01	2.27	2.12

2012
Q1	3.32	2.25	3.23	2.43
Q2	3.19	2.12	3.14	2.08
Q3	2.89	2.04	2.90	2.02
Q4	2.55	1.80	2.59	1.74

2011
Q1	13.97	10.95	13.99	11.17
Q2	11.99	6.13	12.16	6.13
Q3	6.84	1.98	6.16	1.99
Q4	4.73	2.25	4.71	2.26

The monthly high and low sale prices for our ordinary shares during the past six months were:

	NASDAQ		TASE
Month	High ($)	Low ($)	High ($)	Low ($)
May 2013 (through May 8)	2.42	2.12	2.27	2.12
April 2013	2.32	2.01	2.63	2.16
March 2013	2.69	2.12	3.41	1.53
February 2013	3.50	1.43	1.89	1.57
January 2013	1.90	1.51	2.41	1.74
December 2012	2.40	1.80	2.50	2.32
November 2012	2.53	2.20	2.59	2.25
October 2012	2.55	2.20	2.27	2.12

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

Pursuant to Section 2 of our Amended and Restated Memorandum of Association, we are authorized to operate in any business or matter for profit purposes as shall be determined or defined by our board of directors from time to time. In addition, our Amended and Restated Articles of Association authorize us to donate reasonable amounts to any cause we deem worthy.

Approval of Certain Transactions

A recent amendment to the Companies Law imposes new approval requirements for the compensation of office holders. Every Israeli public company must adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders, in that order, no later than September 2013. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described in the following paragraph regarding transactions with a controlling shareholder). In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy. In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must be approved separately by the compensation committee, the board of directors and the shareholders of the company (by the same majority noted above), in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors. In addition, under the Companies Law and our Amended and Restated Articles of Association, transactions with our officers or directors or a transaction with another person in which such officer or director has a personal interest must be approved by our audit committee, board of directors or authorized non-interested signatories, and if such transaction is considered an extraordinary transaction (as defined below) or involves the engagement terms of officers, the transaction must be approved by the audit committee and board of directors.

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

Board of Directors

In accordance with our Amended and Restated Articles of Association, the board of directors may, from time to time, in its discretion, cause us to borrow or secure the payment of any sum or sums of money for the purposes of the Company and may cause us to secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions in all respects as it deems fit, and in particular by the issuance of notes, perpetual or redeemable notes, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of our property (both present and future), including its uncalled or called but unpaid share capital for the time being.

Neither our Amended and Restated Memorandum of Association nor our Amended and Restated Articles of Association, nor the laws of the State of Israel require retirement of directors at a certain age or share ownership for director qualification, nor do any of them contain any restriction on the board of directors’ borrowing powers.

Insurance, Indemnification and Exemption

General - our Amended and Restated Articles of Association set forth the following provisions regarding the grant of exemption, insurance and indemnification to any of our directors or officers, all subject to the provisions of the Companies Law. In accordance with such provisions and pursuant to the requisite approvals of our audit committee, board of directors and shareholders, we have obtained liability insurance covering our directors and officers, have granted indemnification undertakings to our directors and officers and have agreed to exempt our directors and officers (other than our Executive Chairman) from liability for breach of the duty of care.  PC, InSightec and Gamida have also granted indemnification undertakings to their respective directors and officers.

Insurance - we may insure the liability of any director or officer to the fullest extent permitted by law. Without derogating from the aforesaid, we may enter into a contract to insure the liability of a director or officer for an obligation imposed on him in consequence of an act done in his capacity as such, in any of the following cases:

(i)           A breach of the duty of care vis-a-vis us or vis-a-vis another person;

(ii)	A breach of the duty of loyalty vis-a-vis us, provided that the director or officer acted in good faith and had reasonable basis to believe that the act would not harm us;

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

Rights Attached to Shares

Our registered share capital consists of a single class of 50,000,000 ordinary shares, par value NIS 1.00 per share, of which 24,902,809 ordinary shares were issued and outstanding as of April 1, 2013. Such number excludes 3,388,910 treasury shares held by us or for our benefit, which do not have any voting or economic rights.

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

Voting Rights

Holders of ordinary shares have one vote for each ordinary share held by them on all matters submitted to a vote of the shareholders. Such voting rights may be affected by the creation of any special rights to the holders of a class of shares with preferential rights that may be authorized in the future in the manner provided for under the Companies Law and our Amended and Restated Articles of Association. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent, in the aggregate, at least 33-1/3% of the issued voting share capital. In the event that a quorum is not present within half an hour of the scheduled time, the meeting shall be adjourned to the same day of the following week, at the same time and place, or to such other day, time and place as the board of directors shall determine by notice to the shareholders. If at such adjourned meeting a quorum is not present within half an hour of the scheduled time, the two members present in person or by proxy will constitute a quorum.

Modification of Class Rights Attached to Shares

The rights attached to any class, such as voting, liquidation and dividend rights, may be amended by written consent of holders of a majority of the issued shares of that class, or by adoption of a resolution by a simple majority of the shares of that class represented at a separate class meeting.

Annual and Special Meetings

In accordance with the Companies Law, the board of directors must convene an annual meeting of shareholders at least once every calendar year and no later than within 15 months from the last annual meeting. Notice of at least 14 days prior to the date of the meeting is required, subject to applicable law, which often requires notice of at least 21 or 35 days. An extraordinary meeting may be convened by the board of directors, either at its discretion or upon a demand of (i) any two directors or 25% of the serving directors; or (ii) one shareholder or more holding in the aggregate at least 5% of our issued capital and at least 1% of the voting rights in the Company or one shareholder or more holding at least 5% of the voting rights in the Company.

Limitations on the Rights to own Securities

Our Amended and Restated Memorandum of Association and Amended and Restated Articles of Association do not restrict in any way the ownership of our shares by non-residents of Israel and neither the Amended and Restated Memorandum of Association, the Amended and Restated Articles of Association or Israeli law restricts the voting rights of non-residents of Israel except that under Israeli law any transfer or issue of our shares to a resident of an enemy state of Israel is prohibited and shall have no effect.

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

Transfer Agent

Our transfer agent in the United States is American Stock Transfer and Trust Company whose address is 6201 15th Avenue, Brooklyn, New York 11219.

C.            MATERIAL CONTRACTS

The following is a list of material contracts entered into by us or any of our subsidiaries during the two years prior to the filing of this annual report.

The Arrangement

General

On May 8, 2013, we filed a motion with the Court to convene meetings of our unsecured creditors and shareholders for the approval of the Arrangement under Section 350 of the Companies Law. The terms and conditions of the Arrangement were based on the non-binding summary of terms dated February 27, 2013 with York and DK and resulted from discussions with the holders of the various series of our Notes, including York and DK, other creditors and Mordechay Zisser. As of March 31, 2013, the outstanding balance of all accrued and unpaid financial debt (including interest and CPI linkage) under the Notes and other unsecured loans (collectively, the “Unsecured Financial Debt”) equaled approximately NIS 2,472 million (approximately $694 million). Pursuant to the terms of the Arrangement, upon the effectiveness of the Arrangement all of our Unsecured Financial Debt will be extinguished and exchanged for new ordinary shares of our company (the "New Shares") and new notes to be issued by us (the "New Notes"), as follows:

We will issue 161,235,018 New Shares, representing immediately following such exchange 86% of our outstanding share capital on a fully diluted basis (excluding existing options to purchase 1,729,251 ordinary shares granted to our and our affiliates’ employees and office holders prior to the Arrangement, a new incentive compensation plan to be approved by our new board of directors following the effective time of the Arrangement (as discussed below under " – Management Compensation") and any warrants to be issued to the Bank, to the extent so issued, as a result of new understandings with the Bank to the extent such understanding are achieved (as discussed below under " – Secured Debt").

We will also issue New Notes in the aggregate principal amount of NIS 300 million (approximately $84 million) that will be linked to the consumer price index and bear interest at the rate of 8.0% per annum, payable on a semi-annual basis commencing on December 31, 2013. The principal of the New Notes will be repayable in a single payment at the end of five years from the date of issuance thereof. The New Notes will be prepayable at any time without penalty and will be required to be repaid with the net proceeds that may be obtained from the issuance of other notes. The New Notes will be secured by a negative pledge such that we may not pledge any of the property or assets of our company, subject to certain exceptions.

The New Shares and the New Notes will be allocated among the various unsecured creditors in proportion to the outstanding balance (principal, interest and CPI linkage) under each obligation as of the effective date of the Arrangement, and any fraction of a share will be rounded up to the nearest whole number. The New Shares will be listed for trading on both the Tel Aviv Stock Exchange and the NASDAQ Global Select Market, and the New Notes will be listed for trading on the Tel Aviv Stock Exchange at the effective date of the Arrangement. We will endeavor to file with the Securities and Exchange Commission within 30 days of the effective date of the Arrangement a registration statement with respect to the New Shares.

Amendments to our Articles of Association

Pursuant to the terms of the Arrangement, subject to receipt of the requisite approval of the Arrangement by our shareholders, we will amend our Articles of Association to provide that (i) the number of directors will not be greater than seven, in addition to two external directors (or such number of external directors required by law), (ii) our board of directors will be elected by holders of a majority of the outstanding ordinary shares, provided however that the board of directors will be authorized to appoint directors to the extent the board is comprised of less than the maximum number and (iii) our registered share capital, which is currently 50,000,000 ordinary shares of par value NIS 1.00 per share (of which 24,902,809 ordinary shares were issued and outstanding and 3,388,910 were treasury shares), will be increased to 200,000,000 ordinary shares of no par value per share. In addition, all of the treasury shares will be cancelled.

Eastgate Warrant

As discussed above in "Item 5. Operating and Financial Review and Prospects – Overview", Eastgate holds a warrant to purchase up to 3.3% of our fully diluted share capital (subject to certain exceptions), for no consideration, until March 31, 2014. Pursuant to an understanding between us and Eastgate, Eastgate will exercise the warrant for and not more than 1,344,752 ordinary shares immediately following the consummation of the Arrangement, at which time the warrant will terminate. We will endeavor to sign a binding agreement with Eastgate to reflect this understanding.

Secured Debt

The Arrangement contemplates that the secured debt owed by us to the Bank and the collateral securing such obligations will remain in place in accordance with the existing loan and security agreements with the Bank. We and the Bank are negotiating certain amendments to the existing agreements with the Bank and the joining of the Bank as a party to the Arrangement. We will notify (via a press release) at least three trading days prior to the date that will be set for the unsecured creditors to vote whether to approve the Arrangement in accordance with Section 350 as to the results of the discussions with the Bank and whether the Bank will join the Arrangement and, if the Bank will so join the Arrangement, the changes to the Arrangement resulting therefrom.

Management Compensation

Following the effectiveness of the Arrangement and the election of our new board of directors, our board will discuss the adoption of a new incentive compensation plan for our and our affiliates’ office holders and employees providing for the issuance of options to purchase 15%-20% of our ordinary shares outstanding immediately following the effectiveness of the Arrangement (the “Incentive Plan”) and the terms of engagement of Mr. Zisser as our Chief Executive Officer, including without limitation, the issuance of options under the Incentive Plan.

Related Party Transactions

Upon the effectiveness of the Arrangement, our audit committee and the audit committee of the applicable companies under our control will be entitled to examine all transactions entered into prior to such time between such company and Mr. Zisser and/or any entity under his control or in which Mr. Zisser and/or any entity under his control has a personal interest and will have the right to terminate any of such transactions immediately.

Board of Directors

As soon as practicable following the effectiveness of the Arrangement, we will convene a meeting of our shareholders regarding the termination of service of our current directors (excluding our external directors) and the election of our new board of directors.  We will endeavor to hold such meeting no less than 30 days following the effective date of the Arrangement.

Conditions Precedent

The Arrangement is subject to various conditions, including the receipt of: (i) the approval of the Court under Section 350 of the Companies Law, following a hearing, including a determination that the Arrangement is fair to, or in the best interests of, our unsecured creditors; (ii) the approval of the Tel Aviv Stock Exchange; (iii) a tax ruling issued by the Israeli Tax Authority regarding the tax, if any, applicable to us and the unsecured creditors as a result of the Arrangement; (iv) the approval by the requisite majority of our unsecured creditors; (v) all requisite corporate approvals; and (vi) any other approvals required by law or material contracts to the extent required to consummate the Arrangement.

Additional Provisions

Upon the effectiveness of the Arrangement, we, our office holders, the Note holders and the other unsecured creditors, the trustees for the Note holders, our controlling shareholder and other shareholders and their respective affiliates and representatives will be released from any and all claims the grounds of which preceded the effectiveness of the Arrangement, including all claims related to the Notes and the management of the Company and all companies under our control, other than claims related to acts or omissions that were criminal, willful or fraudulent. Accordingly, the applicable pending legal proceedings against us, our office holders or our controlling shareholder will be dismissed.

Until such time as our new board of directors is elected following the effectiveness of the Arrangement, our letter of undertakings entered into with the trustees of certain of our Notes on March 19, 2013, discussed immediately below, will continue to be in effect.

Upon our filing of the proposed Arrangement with the Court, the non-binding summary of terms dated February 27, 2013 with York and DK with respect to the proposed restructuring of our outstanding indebtedness expired.

Letter of Undertakings with Trustees of Certain Series of Notes

As of March 19, 2013, we entered into the Letter of Undertakings with the Trustees (the “Trustees”) of our Series 1, C, D, E, F and G noteholders (the “Noteholders” and the “Notes Series”, respectively). The Letter of Undertakings generally provides as follows:

•
the Letter of Undertakings will remain in effect until the end of the period of 14 days from the date on which we notify the Trustees of our intention to terminate the Letter of Undertakings for any reason (the “Interim Period”). In addition, we may notify the Trustees in writing of the termination of any of the undertakings included in the Letter of Undertakings for any reason following the end of the period of 14 days from the delivery of such notice, or with immediate effect if any of the Notes Series file a motion for the liquidation of our company;

•
without prejudicing anything in the Letter of Undertakings, the parties to the Letter of Undertakings intend to mutually investigate the possibility of formulating a plan of arrangement among us and the Noteholders as to the Company’s outstanding obligations to the Noteholders;

•
(i) nothing in the Letter of Undertakings will be deemed to obligate any of us, the Trustees, the Noteholders’ representatives (the “Representatives”) and/or Mordechay Zisser and the entities owned and/or controlled by him (the “Controlling Shareholder”) to enter into any arrangement and/or agreement of any kind, and nothing in the Letter of Undertakings will be deemed to constitute a representation and/or warranty whatsoever as to any consent and/or confirmation by either us, the Trustees and/or the Controlling Shareholder, to any arrangement among us and the Notes Holders; and (ii) the execution of the Letter of Undertakings will not prejudice any of the parties’ or Noteholders’ rights;

•
we undertook to fully cooperate with the Trustees, the Representatives and anyone acting of their behalf to enable them to conduct a due diligence investigation with respect to our financial condition for the objective of negotiating an arrangement and/or providing recommendations to the Noteholders as to any arrangement and/or relating to available courses of action to protect the Noteholders’ rights pursuant to the respective Notes and the exercise thereof, subject to confidentiality obligations;

•
we further undertook that during the Interim Period we and the entities under our control (excluding PC (the “Controlled Entities”)) will not: (i) either directly or indirectly, make any payments and/or engage in any transactions with the Controlling Shareholder and/or entities under the control of the Controlling Shareholder and/or Mr. Mordechay Zisser’s relatives (collectively, “Related Parties”) (but excluding D&O insurance and/or indemnification undertakings, to the extent these will be duly provided to all officers of the respective entity under applicable law); (ii) dispose and/or undertake to dispose of any material asset of ours and/or the Controlled Entities, and will not provide any guarantee and/or security of any kind, to secure our or any third party’s debt, without providing the Trustees a 14-day prior written notice accompanied by all relevant information (“Advance Notice”); (iii) carry out any activity and/or enter into any transaction which is not in our and/or the Controlled Entities’ (as the case may be) ordinary course of business, unless we provide the Trustees with Advance Notice; (iv) acquire and/or sell and/or pledge any of our securities, unless we provide Advance Notice; (v) deposit any cash or cash equivalent (including any securities) with any financial institution that is a creditor of ours (“Financial Creditors”) and/or any of the Controlled Entities, or with a bank account in any of the banks to which we and/or any of our Controlled Entities’ aggregate debt exceeds an amount of NIS 5 million, but excluding any deposits of any proceeds made by our subsidiaries in the framework of such subsidiaries’ on-going activity in the ordinary course; (vi), in the case of our company, announce and/or distribute any dividends and/or other distributions of any kind, to any of our shareholders, (vii) change or amend any term under its existing credit and/of funding facilities with any of its Financial Creditors; and (viii) enter into new investments, including any purchase of new assets and/or additional rights in existing assets (except for certain specific activities agreed-upon under the Letter of Undertakings), unless we provide Advance Notice. In addition, each of us and the Controlled Entities agreed during the Interim Period to notify the Trustees and the Representatives of actual or threatened litigation or claims against us and/or any of our Controlled Entities that exceeds or would reasonably be expected to exceed NIS 2.5 million.

•
In addition, during the Interim Period, we and our Controlled Entities will not make any payments to their respective creditors nor will any of us undertake any obligations to do so unless we provide the Trustees with Advance Notice, except for the following:

o	The making of payments and undertakings in the ordinary course of business, other than to Related Parties and Financial Creditors, subject to certain thresholds and exclusions;
o	The advance of working capital to the Company’s subsidiaries in India and the United States, subject to a certain threshold; and
o
Payments to secured creditors that are due and payable in accordance with the terms thereof, provided that the source of the funds used for the repayment of such secured debt was generated from the secured assets.

We further undertook that neither we nor any of our Controlled Entities will settle any of their respective debt towards other entities included in the Elbit Group, except for the settlement of debts owed to us by any such entities included in the Elbit Group or for the settlement of any of PC's debts to any third party.

•
The Controlling Shareholder agreed that, during the Interim Period, they will not dispose of our securities and/or of the Controlled Entities held, directly or indirectly, by the Controlling Shareholder. In addition, there may not be any change in the Controlling Shareholder’s holdings (directly or indirectly) in any of our securities, provided that such undertaking will not apply in case of any conflict between this undertaking and any previous undertaking of the Controlling Shareholder towards Bank Hapoalim, if and to the extent any such other undertaking exists.

 Commercial and Entertainment Centers

For information regarding the agreement for the provision of coordination, planning, execution and supervision services over construction projects to our affiliated companies see "Item 7.B. Related Party Transactions - Agreement for Services for Construction Projects."

United States Real Property

For information regarding the amendment to the warrant we granted to Eastgate in connection with the Term Loan Agreement, see "Item 5. Operating and Financial Review and Prospects – Overview – 2012."

For information regarding the agreements to sell 49 U.S. shopping centers previously held by EDT, see “Item 5. Operating and Financial Review and Prospects – Overview - 2012.”

Hotel Business

For information regarding the sale of our hotels in the Netherlands to PPHE, see "Item 4.B. Business Overview - Hotels – Recent Acquisitions and Dispositions of Hotels."

Medical

For information regarding the investment in InSightec by GE Healthcare, see "Item 4.B. – Business Overview – Medical Companies - InSightec".

D.            EXCHANGE CONTROLS

In 1998, the government of Israel promulgated a general permit under the Israeli Currency Control Law, 5738 - 1978. Pursuant to such permit, substantially all transactions in foreign currency are permitted.

Our Amended and Restated Memorandum of Association and Articles of Association do not restrict in any way the ownership of our shares by non-residents, and neither  our Amended and Restated Memorandum of Association nor Israeli law restricts the voting rights of non-residents.

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

As of January 1, 2012, capital gains derived by individuals from the sale of shares, whether listed on a stock market or not, purchased on or after January 1, 2003, will be taxed at the rate of 25%. However, if the individual shareholder is a "Significant Shareholder" (i.e., a person who holds, directly or indirectly, alone or jointly with others, 10% or more of one of the Israeli resident company's means of control) at the time of sale or at any time during the preceding 12 month period, such gains will be taxed at the rate of 30%. In addition, capital gains derived by an individual claiming a deduction of financing expenses in respect of such gains will be taxed at the rate of 30%. However, different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering. Israeli companies are subject to the corporate tax rate (24% for the 2011 tax year, 25% for the 2012 tax year and 25% for the 2013 tax year) on capital gains derived from the sale of shares.

The tax basis of our shares acquired prior to January 1, 2003, will generally be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the Israeli tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

As of January 1, 2013, shareholders that are individuals who have taxable income  that exceeds NIS 800,000 in a tax year (linked to the CPI each year) will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year that is in excess of NIS 800,000. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

Taxation of Dividends Distribution

  A distribution of dividends to an Israeli resident individual will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a Significant Shareholder at the time of distribution or at any time during the preceding 12 month period. If the recipient of the dividend is an Israeli resident company, such dividend will be exempt from income tax provided that the income from which such dividend is distributed was derived or accrued within Israel. A distribution of dividends from income attributable to an "Approved Enterprise", "Benefited Enterprise" or "Preferred Enterprise" under the Israeli Law for the Encouragement of Capital Investments, 5719-1959 will generally be subject to tax in Israel at the rate of 15% (for Israeli individuals or companies).

For information with respect to the applicability of High Income Tax on distribution of dividends, see " -Capital Gains Tax on Sales of Our Ordinary Shares".

Under the Israeli Income Tax Ordinance, a non-Israeli resident (either individual or company) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a Significant Shareholder), unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.- Israel Tax Treaty, the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying company and not more than 25% of the gross income of the Israeli resident paying company for such prior taxable year (if any) consists of certain type of interest or dividends - the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company's income generated by an "Approved Enterprise", "Benefited Enterprise" or "Preferred Enterprise" which was entitled to a reduced tax rate under the Israeli Law for the Encouragement of Capital Investments, 5719-1959 - the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S. - Israel Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

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

Distributions

Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” a distribution paid by us with respect to our ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution with respect to our ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any non-U.S. taxes withheld from such distribution. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 20% for taxable years beginning after December 31, 2012), provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (a) the stock of the non-U.S. corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the NASDAQ Global Select Market) or (b) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The United States Internal Revenue Service (“IRS”) has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend if (1) the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year and in the following taxable year would not be qualified dividends. See discussion below regarding our PFIC status at “Tax Consequences If We Are a Passive Foreign Income Company.” In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case, the dividend will be taxed at ordinary income rates.

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

Disposition of Ordinary Shares

Subject to the discussion below under “Tax Consequences If We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in our ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held our ordinary shares for more than one year at the time of the disposition.  Under current law, long-term capital gains are subject to a maximum rate of 20% for taxable years beginning after December 31, 2012 and subject to a maximum rate of 20% for taxable years thereafter. Capital gain from the sale, exchange or other disposition of our ordinary shares held for one year or less is short-term capital gain and taxed at ordinary income tax rates. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of our ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. A U.S. holder that receives foreign currency upon the disposition of our ordinary shares and converts the foreign currency into dollars after the settlement date (in the case of a cash method taxpayer or an accrual method taxpayer that elects to use the settlement date) or trade date (in the case of an accrual method taxpayer) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

Medicare Tax

With respect to taxable years beginning after December 31, 2012, certain non-corporate U.S. holders will be subject to an additional 3.8% Medicare tax on all or a portion of their “net investment income,” which may include dividends on, or capital gains recognized from the disposition of, our ordinary shares.  U.S. holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax on their investment in our ordinary shares.

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

The “QEF” regime applies if the U.S. holder elects to treat us as a “qualified electing fund” (“QEF”) for the first taxable year in which the U.S. holder owns our ordinary shares or in which we are a PFIC, whichever is later, and if we comply with certain reporting requirements. If a QEF election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply. If the QEF regime applies, then for each taxable year that we are a PFIC, such U.S. holder will include in its gross income a proportionate share of our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing U.S. holder for its taxable year in which our taxable year ends, whether or not such amounts are actually distributed to the U.S. holder. A U.S. holder’s basis in our ordinary shares for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income. Generally, a QEF election allows an electing U.S. holder to treat any gain realized on the disposition of its ordinary shares as capital gain. Once made, the QEF election applies to all subsequent taxable years of the U.S. holder in which it holds our ordinary shares and for which we are a PFIC, and the QEF election can be revoked only with the consent of the IRS.

A second regime, the “mark-to-market” regime, may be elected so long as our ordinary shares are "marketable stock" (e.g., “regularly traded” on the NASDAQ Global Select Market). If the mark-to-market election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply. Pursuant to this regime, an electing U.S. holder’s ordinary shares are marked-to-market each taxable year that we are a PFIC, and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder’s adjusted tax basis in our ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election. Under the mark-to-market election, in a taxable year that we are a PFIC, gain on the sale of our ordinary shares is treated as ordinary income, and loss on the sale of our ordinary shares, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss.  Any loss on the sale of our ordinary shares in excess of net mark-to-market gain previously included is generally treated as a capital loss.  The mark-to-market election applies to the taxable year for which the election is made and all later taxable years, unless the ordinary shares cease to be marketable stock or the IRS consents to the revocation of the election.

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

We believe that we were not a PFIC in 2012. However, since the determination of whether we are a PFIC is based upon such factual matters as our market capitalization, the valuation of our assets, the assets of companies held by us in certain cases and certain assumptions and methodologies in which we have based our analysis, there can be no assurance that the IRS will agree with our position. In addition, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2013 or in any future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes, or to “mark-to-market” the ordinary shares or to become subject to the “excess distribution” regime.  If we are a PFIC, U.S. holders will generally be required to file an annual report with the IRS.

U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election or the mark-to-market election.

Non-U.S. Holders

Subject to the discussion below under “Information Reporting and Back-up Withholding,” a non-U.S. holder of our ordinary shares generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares, unless, in the case of U.S. federal income taxes (i) the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment, or in the case of an individual, the item is attributable to a fixed place of business in the United States, or (ii) the non-U.S. holder is an individual who holds the ordinary shares as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

Information Reporting and Backup Withholding

U.S. holders (other than certain exempt recipients such as corporations) generally are subject to information reporting requirements with respect to dividends paid on our ordinary shares in the United States or by a U.S. payor or U.S. middleman or the gross proceeds from disposing of our ordinary shares. U.S. holders generally are also subject to backup withholding (currently 28%) on dividends paid in the United States or by a U.S. payor or U.S. middleman on our ordinary shares and on the gross proceeds from disposing of our ordinary shares, unless the U.S. holder provides an IRS Form W-9 or is otherwise exempt from backup withholding.

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

As of December 31, 2012, we had exposure to the following risks that are related to financial instruments:

Foreign currency risk

We have international activities in many countries and, therefore, we are exposed to foreign currency risks as a result of fluctuations in the different exchange rates. Foreign currency risks are derived from transactions executed and/or financial assets and liabilities held in a currency which is different than the functional currency of our entity which executed the transaction or holds these financial assets and liabilities. In order to minimize such exposure, our policy is to hold financial assets and liabilities in a currency which is the functional currency of that entity. Our functional currency is the NIS and our investees use different functional currencies (mainly the Euro , Indian Rupee, U.S. dollar and the Romanian RON). In addition, part of our long-term loans (mainly those denominated in U.S. dollar) are used to hedge our investments in foreign operations. As for foreign currency risk in respect of PC’s notes, for which PC executed swap transaction in order to mitigate such risk, see “ - Interest Rate Risk” below.

The following table details sensitivity analysis to a change of 10% in our main foreign currencies, as of December 31, 2012, against the relevant functional currency and their effect on the statements of income and the shareholder’s equity (before tax and before capitalizing any exchange results to qualified assets):

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
	(in NIS thousands)
Financial assets
Cash and deposits	NIS	U.S. dollar	+10%	24,306
Cash and deposits	Euro	PLN	+10%	1,966
Cash and deposits	NIS	Euro	+10%	1,002
Cash and deposits	Euro	NIS	+10%	2,312
Available for sale assets	Euro	U.S. dollar	+10%	17,264
Loan to third party	Euro	GBP	+10%	4,606
Total				51,456
Financial Liablities
Loans at amortized cost	NIS	U.S. dollar	+10%	(29,032	)(*)
Loans at amortized cost	Euro	NIS	+10%	(8,496)
Debentures at amortized cost	NIS	U.S. dollar	+10%	(1,537)
Debentures at amortized cost	Euro	NIS	+10%	(36,016	)(**)
Loans at amortized cost	Euro	U.S. dollar	+10%	(1,368)
Loans at amortized cost	RON	Euro	+10%	(105,327)
Total				24,306
   _____________________

(*)
Until June 30, 2012, the effect of the exchange rates results in respect of these financial liabilities was offset against the exchange rate resulting from investments in foreign operations which had the same functional currency.

(**)	In respect of PC’s Debentures which are presented at amortized cost. Regarding the foreign currency risk of PC's notes at FVTPL see "Interest Rate Risk" below.

Foreign Currency Mitigate using selling options

PC entered into a forward transaction to mitigate its foreign currency exposure risk in respect of its Series B Debentures. In January 2010 PC settled the forward transaction for a total consideration of NIS 29.6 million.

Foreign Currency Mitigate using selling options

During 2011, PC decided to use selling options strategy (through Israeli and foreign banks) in order to mitigate its foreign currency risk (EURO-NIS) inherent in its long term Series A and Series B notes issued in NIS which are not mitigated by other derivative instruments (e.g. cross currency interest rate swaps or forward transactions).

During 2011, PC wrote call and put options with an expiration date of December 28, 2011. The options activity generated a net cash gain of NIS 25.9 million (approximately $15 million).

During 2012, PC wrote call and put options with an expiration date of December 31, 2012. The options activity generated a net cash gain of NIS 57.8 million.

Price risk

Marketable securities

We invest in marketable securities based on the investment policy adopted by our investment committee.

An increase of 10% in the prices of our marketable securities as of December 31, 2012, will increase our finance income by NIS 1.1 million.

Available for sale

We are exposed to equity price risks arising from equity investments classified as available for sale assets. Such assets are held for strategic rather than trading purposes and we do not actively trade these investments.

If such assets' price had been 5% higher/lower, our profit and loss for the year ended December 31, 2012 would have been unaffected, as the change in value of such assets affects only our comprehensive income, which would increase/decrease by NIS 4.0 million as a result of such changes in fair value.

Derivative measured at FVTPL

The balance as of December 31, 2012 and 2011 includes an amount of GBP 2.5 and 2.6 million (NIS 15) with regard to the sale of our hotels in the United Kingdom. As of December 31, 2012, the balance also includes the amount of GBP 1.2 (NIS 8) with regards to the sale of our hotels in the Netherlands. Said amounts were determined by a third party expert and represent the fair value of a derivative contemplated in the sale agreements. An increase of 10% in the price of the shares of PPHE will cause a decrease of NIS 2.2 million (approximately $587,000) in the fair value of the derivative.

Within the framework of a credit agreement executed in September 2011 we granted to Eastgate a warrant to purchase our ordinary shares at an exercise price of $3.00 per share during a two-year period commencing on March 31, 2012. In April 2012 we agreed with Eastgate to amend the warrant such that Eastgate is entitled to purchase from us, at any time and from time to time during the period commencing on March 31, 2012 and ending on March 31, 2014, up to 3.3% (instead of 9.9%) of our outstanding shares at a purchase price of $0.00 (instead of $3.00) per share, subject to the terms and conditions set forth in the warrant. As of December 31, 2012 the warrant was classified to our equity in its fair value as of that date.

Embedded derivative

Within the framework of a credit facility agreement executed in April 2010, a BEA jointly-controlled subsidiary that holds a hotel in the Netherlands is committed to pay the financing bank an additional exit fee. In May 2012 the subsidiary was sold as part of the share purchase agreement with PPHE described in Item 5.

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

Our investment in held-to-maturity structures was realized during 2012.

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

Interest rate risk

Fair value risk

A significant portion of our long-term loans and notes bear a fixed interest rate and are therefore, exposed to change in their fair value as a result of changes in the market interest rate. The vast majority of these loans and notes are measured at amortized cost and therefore changes in the fair value will not have any effect on the statement of income. With respect of three projects loans, PC mitigates its exposure to cash flow due to floating interest (IRS). The aggregate fair value of these three IRS, based on a valuation technique, was a negative value in an amount of NIS 12.3 million, a change of 1% in the market interest, is expected to have immaterial effect on the statement of income. In addition, we have invested in financial notes which are classified as held to maturity, and therefore change in the fair value of these financial notes did not have any effect on the statement of income. These notes were sold in June 2012 for a total consideration of NIS 183 million (approximately $49 million). In respect of a loan agreement drawn down by SC Bucuresti Turism Sa, our subsidiary that owns the Radisson Blu Bucharest hotel ("BUTU"), in October 2011 BUTU entered into an IRS transaction in which it will pay fixed interest rate of 1.4% and receive from the bank an amount equal to interest at a rate of 3 months Euribor on the loan balance on a quarterly basis starting January 1, 2013 and ending on June 30, 2016. In addition, the Company has invested in available-for-sale assets whose changes in their fair value do not have any effect on the statements of income since these are included directly in the comprehensive income.

As of December 31, 2012, PC has issued two series of notes which are presented at FVTPL: Series A in a total aggregate amount of NIS 305 million (approximately $82 million), and Series B in a total aggregate amount of NIS 799 million (approximately $214 million). PC's Series A and B notes are linked to the Israeli consumer price index and bear a fixed interest rate of 4.5% to 5.4% per annum. Close to the date of their issuance, PC entered into cross currency Euro-NIS interest rate swap transactions in respect of the entire amount of Series A notes. Such swap transaction was settled in January 2009. In February 2011, PC entered into a new cross currency interest rate swap transaction in respect of a principal amount of NIS 127 million of Series A notes. According to the swap transaction, PC will pay a fixed interest of 6.82% and will receive the same interest as the notes linked to the Israeli CPI, with the same amortization schedule as the notes. The new Series A swap was settled in January 2012. In addition, PC entered into several swap transactions for its Series B notes, NIS 799 million par value ("Series B at FVTPL"). PC did not execute swap transaction for the additional amount of Series B notes. According to the swap transactions, PC will pay an interest equal to the Euribor plus a margin of 3.52% to 3.66% and will receive the same interest as the notes linked to the Israeli consumer price index with the same amortization schedule as the notes. Series B notes swap transactions were settled in September 2011 for total proceeds of NIS 153 million. The swap derivatives are measured at fair value with changes in the fair value charged to the statements of income. The notes (other than those for which a swap transaction were not executed) are designated at fair value through profit and loss since it significantly reduces a measurement inconsistency with the said derivative. The notes are presented at FVTPL although the swap was settled. The notes and the derivative swap transactions associated with them (i.e. the swap transactions) are mainly exposed to changes in the Euro / NIS exchange rate, the Israeli consumer price index and the market interest rates. In respect of EURO-PLN cross currency interest rate swap related to PC PLN notes at amortized cost (see cash flow risk), PC included in its balance sheet a negative value in the amount of NIS 4.0 million (December 31, 2011 - NIS 10.3 million).

The following table analyses the change in the fair value of the notes and the derivatives as of December 31, 2012. This analysis assumes that in each case all other parameters affecting the derivatives and the notes fair value remain constant:

	Scope of Price change	Profit (loss)
	%	NIS thousands
Exchange rate of the Euro against the NIS	+10%	57,151
Change in the Israeli CPI	+2.2%	(12,573)
Change in the market interest rate	+1%	8,036

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

The following table presents the effect of an increase of 2% in the LIBOR rate with respect to financial assets and liabilities as of December 31, 2012, which are exposed to cash flow risk (before tax and before capitalization to qualifying assets):

Profit (loss)
NIS thousands
Deposits linked to the Euro	644
Loans, notes and convertible notes linked to the U.S. dollar	(6,390)
Loans and notes linked to the Euro (*)	(28,636)
Loans linked to the NIS	(1,859)
(36,241)

_______________________________

(*)
In respect of PC's notes which are linked to the Israeli consumer price index and for which PC has executed swap transactions in order to exchange the interest to variable interest rate. See note 17(i) to our annual consolidated financial statements.

PC raised a total of PLN 60 million (approximately NIS 71 million) from Polish institutional investors. The unsecured bearer notes governed by Polish law have a three year maturity and will bear interest at a rate of six months Polish WIBOR plus a margin of 4.5%. PC entered into a EUR-PLN cross-currency interest rate swap in order to hedge the expected payments in PLN (principal and interest) and to correlate them with the Euro. The derivative is measured at fair value and the notes are measured at amortized cost.

PC will pay a fixed interest of 6.98% and will receive an interest of six month WIBOR + 4.5% with the same amortization schedule as the Polish notes.

The following table presents our long-term financial liabilities classified according to their interest rate and their contractual maturity date:

Functional Currency	Linkage Currency	Interest Rate %	Average Interest Rate %	Repayment Years
				1	2	3	4	5	6 and thereafter	Total
				NIS million
€		€6.98	6.98	74.5	-	-	-	-	-	74.5

€	U.S. dollar	Libor+4	4.3	0.9	12.8	-	-	-	-	13.7

€	€	Euribor + 1.65-6	4	58.6	268.1	123.5	31.7	233.1	351.2	1,066.2

€	€	Euribor + 1.75	3.3	6.2	6.2	6.2	67.7	-	-	86.3

€	NIS (linked to CPI)	4.5-5.4	4.5-5.4	319.9	319.9	319.9	40.6	40.6	-	1,040.9

€	€	4.44-5.56	4.44-5.56	2	2	2	2	2	20.5	30.5

NIS	U.S. dollar	Libor + 3.5-6.3	4-6.8	290.8	-	-	-	-	-	290.8

€	NIS	Telbor+6	8.76	85	-	-	-	-	-	85

NIS	U.S. dollar	Libor + 2.65	3.05	11	5.5	-	-	-	-	16.5

NIS	NIS (linked to CPI)	5-6.3	6.0	408.9	388.6	368.4	271.8	296.9	541.5	2,276.1

RON	€	Euribor + 4.6	4.8	12.9	12.9	12.9	250	-	-	288.7

NIS	NIS	6.25	6.25	54.2	54.2	-	-	-	-	108.4

NIS	NIS	Prime +2	5.47	8	-	-	-	-	-	8

INR	INR	11.5-13.25%	11.5-13.25	43.7	10.6	12.1	13.8	15.7	71.1	167
				1,376.6	1,080.8	845	677.6	588.3	984.3	5,552.6

Israeli consumer price index risk

A significant portion of our borrowings consists of notes raised by us on the TASE and which are linked to the increase in the Israeli consumer price index above the base index at the date of the notes issuance.  An increase of 3% in the Israeli consumer price index will cause an increase in our finance expenses for the year ended December 31, 2012 (before tax and capitalizations of finance expenses to qualified assets) in the amount of NIS 69.7 million (approximately $19 million).

Fair value of financial instruments

Our financial instruments primarily include cash and cash equivalents, short and long-term deposits, marketable securities, trade receivables, short and long-term other receivables, short- term banks credit, other current liabilities and long-term monetary liabilities.

The fair value of traded financial instruments (such as marketable securities and notes) is generally calculated according to quoted closing prices as of the balance sheet date, multiplied by the issued quantity of the traded financial instrument as of that date. The fair value of financial instruments that are not traded is estimated by means of accepted pricing models, such as present value of future cash flows discounted at a rate that, in our assessment, reflects the level of risk that is incorporated in the financial instrument. We rely, in part, on market interest which is quoted in an active market, as well as on various techniques of approximation. Therefore, for most of the financial instruments, the estimation of fair value presented below is not necessarily an indication of the realization value of the financial instrument as of December 31, 2012. The estimation of fair value is carried out, as mentioned above, according to the discount rates in proximity to such date and does not take into account the variability of the interest rates from the date of the computation through the date of issuance of the financial statements. Under an assumption of other discount rates, different fair value assessments would be received which could be materially different from those estimated by us, mainly with respect to financial instruments at a fixed interest rate. Moreover, in determining the assessments of fair value, the commissions that could be payable at the time of repayment of the instrument have not been taken into account and they also do not include any tax effect. The difference between the balances of the financial instruments as of the balance sheet date and their fair value as estimated by us may not necessarily be realizable, in particular in respect of a financial instrument which will be held until redemption date.

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

c)
Financial instruments included in current liabilities - (short-term credit, suppliers, other current liabilities and liabilities related to discontinued operation) - due to their nature, their fair values approximate to those presented in the balance sheet. The fair value of derivatives (mainly swap transactions) is calculated by relying on valuations performed by third party experts, which take into account the expected future cash flow based on the terms and maturity of each contract using market interest rates for a similar instrument prevailing at the measurement date.

d)
Financial instruments included in long-term liabilities - The fair value of the traded liabilities (notes) is determined according to closing prices as of December 31, 2012 quoted on the Tel Aviv and Warsaw Stock Exchanges, multiplied by the quantity of the marketable financial instrument issued as of that date. The fair value of non-traded liabilities at a fixed interest rate is determined according to the present value of future cash flows, discounted at a rate which reflects, in our estimation, the level of risk embedded in the financial instrument. The fair value of liabilities which carried variable interest rate is approximately the amounts presented in the balance sheet.

The following table presents the book value and fair value of our financial assets (liabilities), which are presented in the financial statements at other than their fair value:

	As of December 31, 2012
	Book Value	Fair Value
Long- term loans at fixed interest rate	(30,537)	(30,537)
Debentures	(2,410,489)	(1,098,999)
	(2,441,026)	(1,129,536)

ITEM 12.             DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.              DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

 On January 31, 2013, PC published a letter that it had received from the trustees and representatives of the holders of its Series A and Series B notes that demanded that it desist from distributing a dividend to its shareholders and stated that legal proceedings may be taken in the event that it proceeds with the distribution of the dividend. The expected delay in the distribution of the dividend from PC, as well as the decline in the price of PC's stock in the recent period, impairs our ability to comply with our business plan according to the planned time schedule. According to the repayment schedule of our Series A and Series B notes, on February 20, 2013 we were required to pay the holders of the notes principal and interest in the aggregate amount of approximately NIS 82 million (approximately $22 million).

In light of these factors, on February 3, 2013 the trustees of our Series E and Series 1 notes informed us that in meetings of holders of the notes the trustees were authorized to take legal action against us to prevent the making of these payments, and in connection therewith in a meeting that was held between us and the trustees and the joint representatives of the Series E, F, F and 1 notes we were requested by the joint representatives to refrain from making the payments.

In connection therewith, on February 5, 2013, we announced that the board of directors had authorized our management to commence accelerated negotiations with the trustees and representatives of all the Note holders, in an attempt to formulate an agreement with all the Note holders that will enable us to fulfill all our obligations. In addition, in light of the damage that is likely to be caused to us and to all our creditors if we are pulled into legal proceedings, and in order to allow us to engage in the process of negotiations mentioned above to the fullest extent and in a manner that is quick and efficient, our board of directors decided to accede to the demands of the Note holders and to delay the payment of principal to the holders of the various series of Notes until the conclusion of negotiations. As a result of the decision of the board of directors, we requested from the trustees of the Series A and Series B notes to delay the period of payment of the principal component from the payments until April 1, 2013 (and to delay accordingly the effective date of the payments).

On February 19, 2013 our board of directors decided, after assessment of our current situation, taking into account our needs, the complexity of the negotiation process in reaching an agreement with all the relevant parties about a possible arrangement, and the divergent positions of various parties in respect to the payment of interest to the holders of the Notes, to suspend also the interest payments to all Note, and to re-assess the situation as it develops from time to time. As of the date of this annual report we have not resumed making interest payments to the Note holders.

ITEM 14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.              CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2012. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2012, our disclosure controls and procedures were effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the above, our management has assessed and concluded that, as of December 31, 2012, our internal control over financial reporting is effective.

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

ITEM 16C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees billed by Brightman Almagor Zohar & Co., a firm of certified public accountants in Israel and a member firm of Deloitte Touche Tohmatsu, and other Deloitte member firms ("Deloitte") for professional services for each of the last two fiscal years were as follows:

Services Rendered	2011 Fees	2012 Fees
Audit (a)	$1,022,868	$736,618
Audit-related (b)	-	$34,601
Tax (c)	$111,814	$295,438
All other fees (d)	-	-
Total	$1,134,682	$1,066,657

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

In 2012, Audit-Related Fees included mainly work related to contemplated public offerings in our medical division. In 2011, we did not incur any Audit-Related Fees.

(c)           Tax Fees

“Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice on actual or contemplated transactions and tax consultations regarding tax audits, tax opinions and tax pre-rulings.

(d)           All Other Fees

“All Other Fees” are the aggregate fees billed for products and services provided by Deloitte other than as described above. There were no such fees in 2011 and 2012.

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

ITEM 16E.            PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Purchases of equity securities by the Company

No purchases of any of our equity securities (either pursuant to or not pursuant to any publicly announced plans or programs) were made by or on behalf of us during 2012.

In May 2010, our board of directors approved the repurchase of up to NIS 30 million of our ordinary shares, to be made from time to time in the open market, through one of our wholly-owned subsidiaries. Such repurchases were for an aggregate purchase price of NIS 30 million.

Purchases of the Notes by the Company and Elbit Finance

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

In May 2011, our board of directors approved a repurchase program of up to NIS 150 million of our Series A through G Notes, to be made from time to time in the open market. In addition, on November 2012 in furtherance of the note portfolio transaction we entered into with an international financial institution described in "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources - Liquidity" as well as any other note repurchases, our board of directors approved the increase of the note repurchase program to allow repurchases of up to an additional NIS 125 million of our Series A-G and Series 1 notes.

Pursuant to the repurchase program, in May 2011 we purchased approximately NIS 23.7 million par value of our notes for an amount of approximately NIS 25.5 million (approximately $6.8 million). Notes repurchased were canceled and removed from trading and will not be reissued. In furtherance of the repurchases, from October 2011 through During 2012 Elbit Finance purchased an aggregate amount of Series A-G and Series 1 notes equal to NIS 201.7 million par value for an amount of approximately NIS 121 million.

Repurchases of PC's notes by PC

In May 2011, PC’s Board of Directors approved a repurchase plan in the aggregate amount of up to NIS 150 million (approximately $39 million) of its Series A and B Notes. Following the expiration of the repurchase plan, on December 23, 2011, PC’s Board of Directors approved another repurchase plan of up to NIS 150 million (approximately $39 million) of its Series A and B Notes. In November 2012, PC’s Board approved the extension of the repurchase plan to be concluded by December 31, 2014 with a maximum amount to be purchased of up to NIS 600 million (approximately $158 million) instead of NIS 150 million.

The repurchases were and will be made either on the open market, privately negotiated transactions, or a combination of the two.

PC's subsidiary has secured a credit facility provided by a bank by granting first ranking charges on the repurchased notes.

As of December 31, 2012, PC, directly and indirectly through its subsidiary, has purchased a total of NIS 271 million par value of the notes for an amount of approximately NIS 247 million (approximately $65 millions). A total of NIS 38.6 million par value of the notes repurchased have been fully redeemed.

During 2012, Europe-Israel purchased our ordinary shares in various transactions on the TASE, as disclosed in a Schedule 13D/A filed by Europe-Israel and Mr. Zisser on July 11, 2012, July 23, 2012 and November 27, 2012, as follows:

Period	(a) Total number of shares purchased	(b) Average price paid per share (in U.S. dollars)
July 2012	1,453,972	2.62
August 2012	96,350	2.73

ITEM 16F.            CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.            CORPORATE GOVERNANCE

We follow the Companies Law, the relevant provisions of which are summarized in this annual report, rather than comply with the NASDAQ requirements relating to: (i) the quorum for adjourned shareholder meetings, as described in “Item 10.B. Memorandum and Articles of Association - Voting Rights”; (ii) executive sessions of independent directors, which are not required under the Companies Law; and (iii) shareholder approval with respect to issuance of securities under equity based compensation plans. NASDAQ rules generally require shareholder approval when an equity based compensation plan is established or materially amended, but we follow the Companies Law, which requires approval of the board of directors or a duly authorized committee thereof, unless such arrangements are for the compensation of directors, in which case they also require compensation committee and shareholder approval.

ITEM 16H.           MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.              FINANCIAL STATEMENTS

In lieu of responding to this item, we have responded to Item 18 of this annual report.

ITEM 18.              FINANCIAL STATEMENTS

The information required by this item is set forth in our current report on Form 6-K filed with the SEC on March 21, 2013, and is incorporated by reference herein.

PART III

ITEM 19.              EXHIBITS

1.1	Amended and Restated Memorandum of Association (incorporated by reference to Appendix B to Exhibit 99.1 of our Report on Form 6-K filed on April 2, 2009).
1.2	Amended and Restated Articles of Association (incorporated by reference to Exhibit 1.2 of our Annual Report on Form 20-F filed on April 25, 2012).
2.1	Form of ordinary share certificate (incorporated by reference to Exhibit 2.1 of our Annual Report on Form 20-F filed on June 26, 2009).
4.1
Framework Transaction Agreement dated July 29, 2005, among Klepierre S.A., Plaza Centers N.V. and others (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F filed on June 30, 2006).

4.2
English summary of Share Purchase Agreement dated June 14, 2007, among ELS Trust Ltd., Elscint Ltd. and Manofim Finances for Israel (Mapal) Ltd. for the sale of the Arena commercial and entertainment center in Israel (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F filed on July 2, 2007).

4.3
English translation of Agreement for the Provision of Consultancy Services for the Development of Real Estate Projects dated May 31, 2006, between Elbit Imaging Ltd. and Control Centers Ltd. (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F filed on July 2, 2007).

4.4
English translation of Deed of Trust dated January 31, 2008, between Plaza Centers N.V. and Reznik Paz Nevo, as amended on February 17, 2008 (incorporated by reference to Exhibit 4.6 of our Annual Report on Form 20-F filed on June 30, 2008).

4.5	English translation of Employees, Directors and Offices Incentive Plan of 2006, as amended (incorporated by reference to Exhibit 4.6 of our Annual Report on Form 20-F filed on June 26, 2009).
4.6
Framework Agreement dated April 22, 2010, among EPN GP, LLC, Macquarie DDR Management Limited, Macquarie DDR Management LLC, Developers Diversified Realty Corporation, DDR MDT Holdings II Trust, DDR Macquarie Fund LLC, DDR MDT PS LLC, DDR MDT MV LLC, Macquarie DDR U.S. Trust Inc., Macquarie DDR U.S. Trust II Inc., Macquarie MDT Holdings Trust, Macquarie MDT Holdings Inc., Belike Nominees Pty Limited and Macquarie Group Services Australia Pty Limited (incorporated by reference to Exhibit 4.6 of our Annual Report on Form 20-F filed on May 10, 2010).

4.7
English translation of Management Services Agreement dated May 31, 2006, between Elbit Imaging Ltd. and Europe-Israel (M.M.S.) Ltd. (incorporated by reference to Exhibit 4.7 of our Report on Form 6-K filed on June 16, 2010).

4.8
Share Purchase Agreement dated December 29, 2010, among B.E.A. Hotels N.V., PPHE Hotel Group Limited and Park Plaza Hotels Europe Holdings B.V. (incorporated by reference to Exhibit 4.8 of our Annual Report on Form 20-F filed on June 6, 2011).

4.9	Warrant issued by Elbit Imaging Ltd. to Eastgate Property LLC, dated September 22, 2011 (incorporated by reference to Exhibit 4.3 of our Report on Form 6-K filed on September 23, 2011).
4.10
Agreement of Purchase and Sale, dated as of January 10, 2012, among certain sellers and BRE DDR RETAIL HOLDINGS LLC (incorporated by reference to Exhibit 4.10 of our Annual Report on Form 20-F filed on April 25, 2012).

4.11
First Amendment to Agreement of Purchase and Sale, dated as of January 24, 2012, among certain sellers and BRE DDR RETAIL HOLDINGS LLC (incorporated by reference to Exhibit 4.11 of our Annual Report on Form 20-F filed on April 25, 2012).

4.12
Share Purchase Agreement, dated as of March 30, 2012, by and among B.E.A. Hotels N.V., PPHE Netherland N.V. and PPHE Hotel Group Limited (incorporated by reference to Exhibit 4.12 of our Annual Report on Form 20-F filed on April 25, 2013).

4.13
Amendment No. 1, dated as of April 5, 2012, to the Warrant issued by Elbit Imaging Ltd. to Eastgate Property LLC on September 22, 2011 (incorporated by reference to Exhibit 4.4 of our Report on Form 6-K filed on April 6, 2012).

8.1	List of subsidiaries.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1
Annual Consolidated Financial Statements as of December 31, 2011 and 2012 for the years ended December 31, 2012, 2011 and 2010 (incorporated by reference to Exhibit 99.1 of our Report on Form 6-K filed on March 21, 2013).

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to hereby sign this annual report on its behalf.

Elbit Imaging Ltd.

By:	/s/ Mordechay Zisser
Name: Mordechay Zisser
Title: Chief Executive Officer

Date: May 14, 2013