Form 20-F/A
period 2012-12-31
ELBIT IMAGING LTD
filed 2013-11-27
CIK 1027662

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
_________________________________________

WASHINGTON, D.C.  20549

FORM 20-F/A

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report _____________

Commission file number 0-28996
_________________________________________

ELBIT IMAGING LTD.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

ISRAEL
(Jurisdiction of incorporation or organization)

5 KINNERET STREET, BNEI BRAK 51261, ISRAEL
(Address of principal executive offices)

DORON MOSHE
Tel: +972-3-608-6000
Fax: +972-3-608-6050
5 KINNERET STREET, BNEI BRAK 51261, ISRAEL
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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17    ☐ Item 18

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act:

YES ☐    NO ☒

EXPLANATORY NOTE

We are filing this Amendment No. 1 to our Annual Report on Form 20-F, or Form 20-F/A, solely to reflect the Restatement  in our financial statements that our management decided to effect following discussions with the SEC, which resulted in reclassification of our trading property and corresponding borrowings from a current asset or liability to a non-current asset or liability. Conforming and resulting changes appear in each of Item 3.A - Selected Financial Data, Item 5.A – Operating Results, Item 5.B – Liquidity and Capital Resources of this Form 20-F/A, and in the financial statements and notes included herewith. Although we have re-filed our entire Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 14, 2013, or the Original Form 20-F, as amended, for clarity, the amendments are limited in scope to such corrections and do not amend, update, or change any other items or disclosures contained in the Original Form 20-F.

Except as described above, this Form 20-F/A does not, and does not purport to, amend or restate any other information contained in the Original Form 20-F nor does this Form 20-F/A reflect any events that have occurred after the Original Form 20-F was filed.

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

CONSOLIDATED STATEMENTS OF OPERATIONS IN ACCORDANCE WITH IFRS
 (in thousands, except share and per share data)

	FOR THE YEAR ENDED DECEMBER 31
	2012	2012	2011	2010	2009	2008
	Convenience translation
	($'000)	(NIS '000)
Income revenues and gains
Revenues
Revenues from sale of commercial centers	34,050	127,109	3,525	4,345	-	439,339
Revenue from hotel operations and management	59,692	222,828	286,548	403,822	396,736	384,220
Revenue from fashion merchandise and other	39,109	145,996	185,082	174,817	118,386	102,736
Total revenues	179,771	495,933	475,155	582,984	515,122	926,295
Gains and other
Rental income from commercial centers	46,920	175,153	111,745	98,550	85,466	84,824
Gains from sale of real estate assets	14,432	53,875	-	198,777	-	-
Gains from changes of shareholding in investees	2,510	9,369	-	-	31,106	49,122
Total income revenues and gains	196,713	734,330	586,900	880,311	631,694	1,060,241

Expenses and losses
Commercial centers	73,081	272,810	159,626	156,745	169,253	431,667
Hotel operations and management	54,154	202,158	240,784	341,291	353,229	355,049
Cost of fashion merchandise and other	41,728	155,772	211,743	197,574	134,142	118,040
General and administrative expenses	13,096	48,886	61,857	65,292	66,153	54,944
Share in losses of associates, net	2,337	8,726	7,568	8,275	14,039	12,952
Financial expenses	47,088	175,778	164,001	316,706	283,546	296,527
Financial income	(8,327)	(31,083)	(65,571)	(40,927)	(92,725)	(135,278)
Change in fair value of financial instruments measured at fair value through profit and loss	13,455	50,229	(275,537)	53,016	70,702	(225,244)
Write-down, charges and other expenses, net	110,267	411,625	290,276	83,660	256,802	68,797
	346,879	1,294,901	794,747	1,181,632	1,255,141	977,454

Profit (loss) before income taxes	(150,166)	(560,571)	(207,847)	(301,321)	(623,447)	82,787
Income taxes (tax benefits)	(2,745)	(10,248)	63,283	3,992	(35,571)	24,736
Profit (loss) from continuing operations	(147,421)	(550,323)	(271,130)	(305,313)	(587,876)	58,051
Profit from discontinued operations, net	25,401	94,823	24,101	378,838	(63,129)	(81,218)
Profit (loss) for the year	(122,020)	(455,500)	(247,029)	73,525	(651,005)	(23,167)

Attributable to:
Equity holders of the Company	(78,647)	(293,590)	(264,919)	61,998	(530,942)	(103,170)
Non-controlling interest	(43,373)	(161,910)	17,890	11,527	(120,063)	80,003
	(122,020)	(455,500)	(247,029)	73,525	(651,005)	(23,167)

Earnings per share - (in NIS)
Basic earnings (loss) per share:
From continuing operations	(4.22)	(15.75)	(11.44)	(12.21)	(21.51)	(4.25)
From discontinued operations	1.06	3.95	0.79	14.67	0.65	0.19
	(3.16)	(11.80)	(10.65)	2.45	(20.86)	(4.05)
Diluted earnings (loss) per share:
From continuing operations	(4.22)	(15.75)	(11.44)	(12.21)	(21.53)	(4.30)
From discontinued operations	1.06	3.95	0.79	14.41	0.65	0.19
	(3.16)	(11.80)	(10.65)	2.13	(20.88)	(4.11)

Dividend declared per share	0	0	0	0	0	6.60

SELECTED BALANCE SHEET DATA IN ACCORDANCE WITH IFRS

	DECEMBER 31
	2012	2012	2011	2010	2009	2008
	Convenience translation
	($ '000)		(NIS '000)

Current Assets	290,492	1,084,410	1,258,227	2,123,961	2,384,465	2,572,610
Non-current Assets	1,609,966	6,010,001	9,112,840	8,578,752	7,023,724	6,119,102
Total	1,900,458	7,094,411	10,371,067	10,702,713	9,408,189	8,691,712

Current Liabilities	479,003	1,788,117	2,226,971	2,799,122	2,353,973	1,825,486
Non-current Liabilities	1,040,762	3,885,167	6,605,226	5,726,070	4,906,045	4,428,443
Shareholders' equity Attributable to:
Equity holders of the company	82,938	309,606	359,630	760,740	946,450	1,373,692
Non-controlling interest	297,755	1,111,523	1,179,240	1,416,781	1,201,721	1,064,091
Total	1,900,458	7,094,411	10,371,067	10,702,713	9,408,189	8,691,712

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

Classification of trading property as current/non-current asset

We classify our assets and liabilities as current or non-current based on the operating cycle of each of our operations (generally 12 months). Careful consideration is required with respect to assets and liabilities associated with our operations of commercial centers and trading property, the operating cycle of which by their nature is generally more than 12 months. For this operation, assets and liabilities are classified as current only if the  operating cycle is clearly identifiable. In accordance with the guidance set forth in IAS 1, when we cannot clearly identify the actual operating cycle of a specific operation the assets and liabilities of that operation are classified as non-current. Our determination of our inability to clearly identify the actual operating cycle is a matter of judgment, and a different conclusion can materially affect the classification of current assets and current liabilities. See also note 2E to our financial statements included elsewhere in this annual report.

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

Our strategy in respect of PC's commercial and entertainment centers is to dispose of commercial and entertainment centers upon completion, subject to certain exceptions. In response to the lingering real estate and financing crisis in CEE, and following discussion with the SEC, our management determined that PC no longer retains sufficient consistent historical experience of trading property realizations in order to clearly identify the actual operating cycle of selling its trading property. Under such circumstances, we decided to utilize for accounting reporting purposes an assumed operating cycle of 12 months. This resulted in our needing to restate PC's trading property and corresponding borrowings as non-current assets and liabilities rather than current assets and liabilities, respectively. Revenues from these commercial and entertainment centers are mainly derived from their disposal to third parties, while until a disposal occurs we collect rental income from our completed commercial centers.

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

Statements of income

The following table presents our statements of income for each of the three years ended December 31, 2012, 2011 and 2010:

	December 31
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2
				Convenience Translation
	(in NIS thousands)			(in $ thousands)
	(except for per share data)

Income revenues and gains
Revenue
Revenue from commercial centers	127,109	3,525	4,345	34,050
Revenue from hotels operations and management	222,828	286,548	403,822	59,692
Revenue from fashion merchandise and other	145,996	185,082	174,817	39,109
Total revenues	495,933	475,155	582,984	132,851
Gains and other
Rental income from commercial centers	175,153	111,745	98,550	46,920
Gain from changes of shareholding in investees	9,369	-	-	2,510
Gain from sale of real estate assets	53,875	-	198,777	14,432
Total income revenues and gains	734,330	586,900	880,311	196,713

Expenses and losses
Commercial centers	272,810	159,626	156,745	73,081
Hotels operations and management	202,158	240,784	341,291	54,154
Cost of fashion merchandise and other	155,772	211,743	197,574	41,728
General and administrative expenses	48,886	61,857	65,292	13,096
Share in losses of associates, net	8,726	7,568	8,275	2,337
Financial expenses	175,778	164,001	316,706	47,088
Financial income	(31,083)	(65,571)	(40,927)	(8,327)
Change in fair value of financial instruments measured at fair value through profit and loss	50,229	(275,537)	53,016	13,455
Write-down, charges and other expenses, net	411,625	290,276	83,660	110,267
	1,294,901	794,747	1,181,632	346,879

Loss before income taxes	(560,571)	(207,847)	(301,321)	(150,166)

Income tax expenses (tax benefit)	(10,248)	63,283	3,992	(2,745)

Loss from continuing operations	(550,323)	(271,130)	(305,313)	(147,421)

Profit from discontinued operations, net	94,823	24,101	378,838	25,401

Profit (loss) for the year	(455,500)	(247,029)	73,525	(122,020)

	December 31
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2
				Convenience translation
	(in NIS thousands)			(in $ thousands)
	(except for per share data)

Attributable to:
Equity holders of the Company	(293,590)	(264,919)	61,998	(78,647)
Non-controlling interest	(161,910)	17,890	11,527	(43,373)
	(455,500)	(247,029)	73,525	(122,020)

Loss from continuing operations
Equity holders of the Company	(391,947)	(284,610)	(308,924)	(104,995)
Non-controlling interest	(158,376)	13,480	3,611	(42,426)
	(550,323)	(271,130)	(305,313)	(147,421)
Profit from discontinued operation, net
Equity holders of the Company	98,357	19,691	370,922	26,348
Non-controlling interest	(3,534)	4,410	7,916	(947)
	94,823	24,101	378,838	25,401

Earnings (loss) per share
Basic earnings per share:
From continuing operation	(15.75)	(11.44)	(12.21)	(4.22)
From discontinued operations	3.95	0.79	14.67	1.06
	(11.80)	(10.65)	2.45	(3.16)
Diluted earnings per share:
From continuing operation	(15.75)	(11.44)	(12.21)	(4.22)
From discontinued operations	3.95	0.79	14.41	1.06
	(11.80)	(10.65)	2.13	(3.16)

2012 compared to 2011

Income - Revenues and Gains

Total income (revenues and gains) in 2012 amounted to NIS 734 million ($197 million) compared to NIS 587 million in 2011. Total revenues in 2012 amounted to NIS 496 million ($132 million) compared to NIS 475 million in 2011.

The increase is mainly attributable to:

(i)
Revenues from sale of commercial and entertainment centers increased to NIS 127 million ($34 million) in 2012 compared to NIS 4 million in 2011. In 2012 we recognized revenues of NIS 30 million ($8 million) attributable to the sale of office space in India, and PC consummated the sale of land in Bulgaria and Hungary which generated revenues of NIS 97 million ($26 million).

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

Total gains and other in 2012 amounted to NIS 238 million ($64 million) compared to NIS 112 million in 2011. Set forth below is an analysis of our gains and other
(iv)
Rental income from commercial centers increased to NIS 175 million ($47 million) in 2012 compared to NIS 112 million in 2011 as a result of the operation of seven centers in 2012, of which six operated throughout the year, compared to the operation of five centers in 2011, four of which operated throughout the year. The increase in revenues was also due to the increase in the average occupancy rates from 78%-90% in 2011 to 80%-98% in 2012. PC's business model in respect of its commercial centers is to develop, rent and then sell the properties to third parties. Therefore, rental income from commercial centers represents only the lease income from the commercial and may not be sustainable in the future once PC will sell the commercial centers as part of its business cycle.

(v)	Gain from a sale of real estate assets increased to NIS 54 million ($14 million) compare to nil in 2011 attributable to the sale of four Dutch hotels in March 2012.

(vi)	Gain from changes of shareholding in investee increased to NIS 9 million ($2.5 million) compared to nil in 2011 attributable to the sale of the retail activity of GAP in April 2012.

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

The following table provides supplemental information of our results of operations per segment, for the year ended December 31, 2012 (in NIS million):

Segment	Hotels	Commer-cial Centers	Medical Industries*	Fashion Apparel	Residen-tial	Other and Allocations*	Total
Revenues	223	125	69	143	2	(66)	496
Rental income from commercial centers	-	175	-	-	-	-	175
Gain from sale of real estate assets	54	-	-	9	-	-	63
Gain from loss of control over a subsidiary	-	-	217	-	-	(217)	-
Total revenues and gains	277	300	286	152	2	(283)	734
Costs and expenses	202	273	70	155	10	(70)	640
Research and development expenses	-	-	41	-	-	(41)	-
Other expenses (income), net	(6)	405	-	-	-	2	401
Segment profit (loss)	81	(378)	175	(3)	(8)	(174)	(307)
Financial expenses (income), net	36	58	-	2	-	-	96
Share in losses of associates, net	-	(1)	(8)	-	-	-	(9)
Unallocated general and administrative expenses							(49)
Unallocated financial expenses							(80)
Financial income							31
Changes in fair value of financial instruments measured at FVTPL							(50)
Loss before income taxes							(560)
Income taxes							10
Profit from continuing operations							(550)
Profit from discontinued operation							95
Loss for the year							(455)

*  Because we lost control over InSightec in 2012 revenues were classified to discontinued operations.

2011 compared to 2010

Income - Revenues and Gains

Total income (revenues and gains) in 2011 amounted to NIS 587 million compared to NIS 880 million in 2010. Total revenues in 2011 amounted to NIS 475 million compared to NIS 583 million in 2010.

The decrease is mainly attributable to:

(i)	Revenues from sale of commercial and entertainment centers amounted to NIS 4 million in 2011 and in 2010.

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

Total gains and other in 2011 amounted to NIS 112 million compared to NIS 297 million in 2010. Set forth below is an analysis of our gains and other:

(vii)
Rental income from commercial centers increased to NIS 112 million in 2011 compared to NIS 98 million in 2010, as a result of the operation of five commercial centers in 2011, four of which operated throughout the year, compared to the operation of four commercial centers in 2010, two of which operated throughout the year. The increase in revenues was also due to the increase in the average occupancy rates from 52%-84% in 2010 to 78%-90% in 2011. PC's business model in respect of its commercial centers is to develop, rent and then sell the properties to third parties. Therefore, rental income from commercial centers represents only the lease income from the commercial and may not be sustainable in the future once PC will sell the commercial centers as part of its business cycle.

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

The following table provides supplemental information of our results of operations per segment, for the year ended December 31, 2011 (in NIS million):

Segment	Hotels	Commer-cial Centers	Medical Industries*	Fashion Apparel	Residen-tial	Other and Allocations*	Total
Revenues	287	4	53	184	3	(52)	479
Rental income from commercial centers	-	108	-	-	-	-	108
Total income revenue and gains	287	112	53	184	3	(52)	587
Costs and expenses	241	160	101	212	2	(101)	615
Research and development expenses	-	-	63	-		(52)	11
Other expenses (income), net	(13)	273	2	2	13	-	277
Segment profit (loss)	59	(321)	(113)	(30)	(12)	101	(316)
Financial (expenses) income, net	(37)	(34)	1	(3)	-	(1)	(74)
Share in losses of associates, net		(1)	(6)				(7)
Unallocated general and administrative expenses							(62)
Unallocated financial expenses							(90)
Financial income							66
Changes in fair value of financial instruments measured at FVTPL							276
Loss before income taxes							(207)
Income taxes							63
Profit from continuing operations							(271)
Profit from discontinued operation							24
Loss for the year							(247)

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

Major balance sheet changes

The following table discloses the balance sheet balances in NIS million and major balance sheet items as a percentage of total assets as of December 31, 2012, 2011 and 2010:

	2012		2011		2010
	NIS million	%	NIS million	%	NIS million	%
Current assets	1,084	15%	1,258	12%	2,124	20%
Current liabilities	1,788	25%	2,227	21%	2,799	26%
Non-current assets	6,010	85%	9,113	88%	8,579	80%
Non-current liabilities	3,885	55%	6,605	64%	5,726	54%
Shareholders’ equity:
Attributable to our equity holders	310	4%	360	3.5%	761	7%
Non-controlling interest	1,111	16%	1,179	11.5%	1,417	13%

2012 compared to 2011

The decrease in current assets in the amount of NIS 174 million (approximately $47 million) in 2012 was mainly attributable to a decrease in each of: (i) short-term deposits and investment in the amount of NIS 82 million (approximately $22 million), mainly in PC Euro-deposits and available for-sale financial assets; and (ii) cash and cash equivalents in the amount of NIS 67 million (approximately $18 million) discussed above.

The decrease in current liabilities in the amount of NIS 439 million (approximately $118 million) in 2012 was mainly attributable to: (i) a decrease in suppliers and service provider in the amount of NIS 143 million (approximately $38 million), mainly due to the completion of construction of PC commercial centers in Poland during 2012; (ii) a decrease in payable and other credit balance in the amount of NIS 126 million (approximately $34 million), mainly due to the classification of InSightec to discontinued operation; (iii) a decrease in a loan granted to PC by certain financial institution to finance financial instruments attributed to the selling of those financial instruments by PC.

The decrease in non-current assets in the total amount of NIS 3.103 million (approximately $832 million) in 2012 was mainly attributable to (i) trading property in the amount of NIS 358 million (approximately $96 million), mainly due to the write-down of PC trading properties in Romania, Serbia, India, Hungary, Poland, Czech and Bulgaria; (ii) investment property in the amount of NIS 2,548 million (approximately $683 million) due to the sale of our U.S. operation that occurred during 2012.

The decrease in non-current liabilities of NIS 2,720 million (approximately $729 million) in 2012 was mainly attributable to a decrease in (i) loans in the amount of NIS 1,880 million (approximately $504 million) attributable to the U.S operation and to the Dutch hotel operation that were sold during 2012 and (ii) notes issued by us and PC due to as a result of the repayment of the principal outstanding under such loans and our buyback plan.

2011 compared to 2010

The decreased in current assets in the amount of NIS 866 million in 2011 was mainly attributable to:  (i) decrease in cash and cash equivalents in the amount of NIS 439 million as explained above and (ii) decrease in the short term deposits and investment in the amount of NIS 426 million mainly in our deposits and marketable securities

The decreased in current liability in the amount of NIS 572 million in 2011 was mainly attributable to:  (i) decrease in short term credits in the amount NIS 765 million offset by (ii) increase in suppliers and services providers in the amount of NIS 110 million (iii) increase in the amount of NIS 65 million in payable and other credit balances.

The increase in non-current assets of NIS 534 million in 2011 was mainly attributable to: (i) an increase in the investment property in the amount of NIS 440 million as result of net gain from fair value adjustments and increase in our holding rate in the U.S. investment platform activity; (iii) increase in trading property in the amount of NIS 364 million mainly due to investments in PC trading properties in Poland, India, Serbia and Romania offset by (ii) a decrease in deposits, loans and other long-term balances mainly because of decreases in derivatives measured at FVTPL related to PC's notes as result of settlement of  cross-currency SWAP transactions by PC..

The increase in non-current liabilities of NIS 879 million in 2011 was mainly attributable to: (i) an increase in loans from banks, financial institutions and others, (ii) an increase in notes issued by us and PC during 2011; and (iii) increase in deferred taxes attributable mainly to timing differences related to our operations in the U.S. and to PC's notes measured at fair value through profit and loss.

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

The following table details sensitivity analysis to a change of 10% in our main foreign currencies, as of December 31, 2012, against the relevant functional currency and their effect on the statements of income and the shareholder’s equity (before tax and before capitalizing any exchange results to qualified assets):

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
	(in NIS thousands)
Financial assets
Cash and deposits	NIS	U.S. dollar	+10%	24,306
Cash and deposits	Euro	PLN	+10%	1,966
Cash and deposits	NIS	Euro	+10%	1,002
Cash and deposits	Euro	NIS	+10%	2,312
Available for sale assets	Euro	U.S. dollar	+10%	17,264
Loan to third party	Euro	GBP	+10%	4,606
Total				51,456
Financial Liablities
Loans at amortized cost	NIS	U.S. dollar	+10%	(29,032	)(*)
Loans at amortized cost	Euro	NIS	+10%	(8,496)
Debentures at amortized cost	NIS	U.S. dollar	+10%	(1,537)
Debentures at amortized cost	Euro	NIS	+10%	(36,016	)(**)
Loans at amortized cost	Euro	U.S. dollar	+10%	(1,368)
Loans at amortized cost	RON	Euro	+10%	28,878
Total				(105,327)
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

ITEM 18.              FINANCIAL STATEMENTS

The following financial statements and related auditors’ report are filed as part of this annual report:

Page

Report of independent registered public accounting firm	F-2-F-3

Consolidated Financial Statements:

Balance sheets	F-4-F-5

Statements of income	F-6-F-7

Statements of comprehensive income	F-8

Statements of changes in shareholders' equity	F-9-F-12

Statements of cash flows	F-13-F-15

Notes to the consolidated financial statements	F-16-F-183

Appendix	F-184

ELBIT IMAGING LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012

ELBIT IMAGING LTD.

RESTATED CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Elbit Imaging Ltd.

We have audited the accompanying consolidated balance sheets of Elbit Imaging Ltd. and its subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, statements of comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Elbit Imaging Ltd. and its subsidiaries as of December 31, 2012 and 2011, and the consolidated results of their operations, and their cash flows for each of the three years in the period ended December 31, 2012, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company's financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3A to the financial statements, in the period commencing February 1, 2013 through February 1, 2014 the Company is to repay its debenture holders NIS 599 million (principal and interest). Said amount includes NIS 82 million originally payable on February 21, 2013, that its repayment was suspended following a resolution of the Company's Board of Directors. The Company's Board also resolved to suspend any interest payments relating to all the Company's debentures. In addition, as of December 31, 2012, the Company failed to comply with certain financial covenants relating to bank loans in the total amount as of such date of NIS 290 million. Further, as discussed in Note 3A(6), as of the approval date of the consolidated financial statements, the Company is in cross default with respect to borrowings (debentures, Company's bank loans and loans received by subsidiaries, for which the Company is a guarantor) in the total amount of approximately NIS 2.86 billion. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Notes 3A and 31F. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The financial statements of Plaza Centers, a substantial subsidiary (62.5%), have been prepared assuming that Plaza Centers will continue as a going concern. As discussed in Note 3B, Plaza Centers' Board of Directors has concluded that Plaza Centers will withhold payment on the upcoming maturities of its bonds and approach the creditors of Plaza Centers with a restructuring plan. Specifically, Plaza Centers' Board resolved to withhold the repayment of NIS 152 million payable in November and December 2013. In addition, in November 2013, Plaza Centers filed for reorganization proceedings with the District Court of Amsterdam, The Netherlands. These matters raise substantial doubt about Plaza Centers' ability to continue as a going concern. Plaza Centers' management plans concerning these matters are also described in Note 3B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Notes 23B and 31D, claims have been filed against Group companies for some of which petitions have been applied to certify as class actions suits, and one of which was certified as a class action.

As discussed in Note 2E to the financial statements, the accompanying financial statements have been restated to correct the classification of the Group's trading property and associated borrowings as non-current assets and non-current liabilities, respectively.

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel-Aviv, Israel November 27, 2013

ELBIT IMAGING LTD.
RESTATED CONSOLIDATED BALANCE SHEETS (*)

		December 31
		2 0 1 2	2 0 1 1	2 0 1 2
				Convenience translation (note 2D)
	Note	(in thousand NIS)		U.S.$'000

Current Assets
Cash and cash equivalents		535,070	602,292	143,335
Short-term deposits and investments	(4)	327,830	409,338	87,819
Trade accounts receivables	(5)	47,528	72,049	12,732
Other receivables	(6)	136,276	101,566	36,506
Prepayments and other assets (*)	(7)	23,090	24,939	6,185
Inventories		14,616	48,043	3,915
		1,084,410	1,258,227	290,492

Non-Current Assets
Trading property (*)	(8)	4,198,705	4,556,616	1,124,754
Deposits, loans and other long-term balances	(9)	55,116	380,077	14,765
Investments in associates	(10)	164,025	10,556	43,939
Property, plant and equipment	(12)	1,185,485	1,167,646	317,569
Investment property	(13)	123,723	2,672,571	33,143
Other assets and deferred expenses (*)	(14)	236,229	250,959	63,281
Intangible assets	(15)	46,718	74,415	12,515
		6,010,001	9,112,840	1,609,966

		7,094,411	10,371,067	1,900,458

(*) As restated - see Note 2E

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
RESTATED CONSOLIDATED BALANCE SHEETS (*)

		December 31
		2 0 1 2	2 0 1 1	2 0 1 2
				Convenience translation (Note 2D)
	Note	(in thousand NIS)		U.S.$'000

Current Liabilities
Short-term credits (*)	(16)	1,537,010	1,662,934	411,736
Suppliers and service providers		75,887	219,229	20,329
Payables and other credit balances	(17)	135,689	261,744	36,348
Other liabilities (*)	(18)	39,531	83,065	10,590
		1,788,117	2,226,971	479,003

Non-Current Liabilities
Borrowings (*)	(19)	3,666,708	6,191,003	982,242
Other financial liabilities	(20)	14,021	215,752	3,756
Other liabilities (*)	(21)	91,127	89,828	24,411
Deferred taxes	(22)	113,309	108,642	30,353
		3,885,165	6,605,226	1,040,762

Commitments, Contingencies, Liens and Collaterals	(23)

Shareholders' Equity	(24)
Share capital and share premium		902,870	902,870	241,862
Reserves		(505,980)	(605,132)	(135,541)
Retained earnings		81,237	230,413	21,761
Treasury stock		(168,521)	(168,521)	(45,144)
Attributable to equity holders of the Company		309,606	359,630	82,938
Non controlling interest		1,111,523	1,179,240	297,755
		1,421,129	1,538,870	380,693

		7,094,411	10,371,067	1,900,458

(*) As restated - see Note 2E

Doron Moshe Chief Financial Officer	Mordechay Zisser CEO

Approved by the Board of Directors on: November 27, 2013

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
CONSOLIDATED STATEMENTS OF INCOME

		December 31
		2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2
					Convenience translation (Note 2D)
	Note	(in thousand NIS)			U.S.$'000
		(Except for per-share data)

Income - revenues and gains Revenues
Revenues from sale of commercial centers	(26A)	127,109	3,525	4,345	34,050
Revenues from hotels operation and management	(26B)	222,828	286,548	403,822	59,692
Revenues from fashion merchandise and other		145,996	185,082	174,817	39,109
Total revenues		495,933	475,155	582,984	132,851
Gains and other income
Rental income from commercial centers	(26A)	175,153	111,745	98,550	46,920
Gain from changes of shareholding in investees		9,369	-	-	2,510
Gain from sale of real estate assets		53,875	-	198,777	14,432
Total income - revenues and gains		734,330	586,900	880,311	196,713

Expenses and losses
Commercial centers	(26C)	272,810	159,626	156,745	73,081
Hotels operations and management	(26D)	202,158	240,784	341,291	54,154
Cost of fashion merchandise and other	(26E)	155,772	211,743	197,574	41,728
General and administrative expenses	(26F)	48,886	61,857	65,292	13,096
Share in losses of associates, net		8,726	7,568	8,275	2,337
Financial expenses	(26G)	175,778	164,001	316,706	47,088
Financial income	(26H)	(31,083)	(65,571)	(40,927)	(8,327)
Change in fair value of financial instruments measured at fair value through profit and loss	(26I)	50,229	(275,537)	53,016	13,455
Write-down, charges and other expenses, net	(26J)	411,625	290,276	83,660	110,267
		1,294,901	794,747	1,181,632	346,879

Loss before income taxes		(560,571)	(207,847)	(301,321)	(150,166)

Income tax expenses (tax benefit)	(22)	(10,248)	63,283	3,992	(2,745)

Loss from continuing operations		(550,323)	(271,130)	(305,313)	(147,421)

Profit from discontinued operations, net	(29)	94,823	24,101	378,838	25,401

Profit (loss) for the year		(455,500)	(247,029)	73,525	(122,020)

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
CONSOLIDATED STATEMENTS OF INCOME

		December 31
		2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2
					Convenience translation (Note 2D)
	Note	(in thousand NIS)			U.S.$'000
		(Except for per-share data)

Attributable to:
Equity holders of the Company		(293,590)	(264,919)	61,998	(78,647)
Non-controlling interest		(161,910)	17,890	11,527	(43,373)
		(455,500)	(247,029)	73,525	(122,020)

Loss from continuing operations
Equity holders of the Company		(391,947)	(284,610)	(308,924)	(104,995)
Non-controlling interest		(158,376)	13,480	3,611	(42,426)
		(550,323)	(271,130)	(305,313)	(147,421)
Profit from discontinued operation, net
Equity holders of the Company		98,357	19,691	370,922	26,348
Non-controlling interest		(3,534)	4,410	7,916	(947)
		94,823	24,101	378,838	25,401

Earnings (loss) per share - (in NIS)	(26K)
Basic earnings per share:
From continuing operation		(15.75)	(11.44)	(12.21)	(4.22)
From discontinued operations		3.95	0.79	14.67	1.06
		(11.80)	(10.65)	2.45	(3.16)
Diluted earnings per share:
From continuing operation		(15.75)	(11.44)	(12.21)	(4.22)
From discontinued operations		3.95	0.79	14.41	1.06
		(11.80)	(10.65)	2.13	(3.16)

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	December 31
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$'000

Profit (loss) for the year	(455,500)	(247,029)	73,525	(122,020)

Exchange differences arising from translation of foreign operations	(61,546)	41,726	(391,583)	(16,487)
Gain (loss) from cash flow hedge	(13,893)	(41,577)	37,441	(3,722)
Gain (loss) from available for sale investments	13,164	(6,346)	(864)	3,526
Adaption of the revaluation model -
Beginning of the year	470,852	-	-	126,284
Additions during the year	43,090	-	-	11,391
Loss on hedging instruments designated in hedges of the net assets of foreign operations	37,971	-	-	10,172
Reclassification adjustments relating to foreign operations disposed of in the year	(102,035)	-	(34,291)	(27,333)
Income tax expenses (tax benefits) (see note 22)	(106,243)	(1,480)	24,093	(28,461)
	281,360	(7,677)	(365,204)	75,370

Comprehensive loss	(174,140)	(254,706)	(291,679)	(46,650)

Attributable to:
Equity holders of the Company	(49,837)	(264,454)	(128,992)	(13,351)
Non-controlling interest	(124,303)	9,748	(162,687)	(33,299)
	(174,140)	(254,706)	(291,679)	(46,650)

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to share-holders of the company	Non Controlling interest	Total shareholders' equity
	(in thousand NIS)

Balance - January 1, 2010	38,038	835,269	(36,458)	57,090	(242,304)	433,334	1,084,969	(138,519)	946,450	1,201,721	2,148,171
Profit for the year	-	-	-	-	-	61,998	61,998	-	61,998	11,527	73,525
Other comprehensive income (loss)	-	-	38,699	-	(229,689)	-	(190,990)	-	(190,990)	(174,214)	(365,204)
Purchase of Company's shares by a subsidiary	-	-	-	-	-	-	-	(30,002)	(30,002)	-	(30,002)
Issuance of shares to non controlling interest of subsidiary	-	-	(36,145)	-	-	-	(36,145)	-	(36,145)	22,431	(13,714)
Purchase by non controlling interest	-	-	-	-	-	-	-	-	-	149,093	149,093
Initially consolidated subsidiary	-	-	-	-	-	-	-	-	-	182,843	182,843
Exercise of shares by employees	13	2,473	-	(2,486)	-	-	-	-	-	-	-
Employee stocks expired	-	6,832	-	(6,832)	-	-	-	-	-	-	-
Stock-based compensation expenses	-	-	-	9,429	-	-	9,429	-	9,429	23,380	32,809
Balance - December 31, 2010	38,051	844,574	(33,904)	57,201	(471,993)	495,332	929,261	(168,521)	760,740	1,416,781	2,177,521

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves (*)	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to share-holders of the company	Non Controlling interest	Total shareholders' equity
	(in thousand NIS)
Balance - January 1, 2011	38,051	844,574	(33,904)	57,201	(471,993)	495,332	929,261	(168,521)	760,740	1,416,781	2,177,521
Loss for the year	-	-	-	-	-	(264,919)	(264,919)	-	(264,919)	17,890	(247,029)
Other comprehensive income (loss)	-	-	(42,411)	-	42,876	-	465	-	465	(8,142)	(7,677)
Dividend paid to the non controlling interest by a subsidiary	-	-	-	-	-	-	-	-	-	(56,529)	(56,529)
Purchase of unit holdings from non controlling interest by a subsidiary	-	-	(155,102)	-	-	-	(155,102)	-	(155,102)	(226,634)	(381,736)
Issuance of shares to the non controlling interest by a subsidiary	-	-	7,741	-	-	-	7,741	-	7,741	(12,170)	(4,429)
Initially consolidated subsidiary	-	-	-	-	-	-	-	-	-	11,766	11,766
Exercise of shares by employees	8	20,237	-	(20,245)	-	-	-	-	-	-	-
Stock-based compensation expenses	-	-	-	10,705	-	-	10,705	-	10,705	36,278	46,983
Balance - December 31, 2011	38,059	864,811	(223,676)	47,661	(429,117)	230,413	528,151	(168,521)	359,630	1,179,240	1,538,870

(*)          includes with non-controlling interest and hedging reserve.

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to share-holders of the company	Non Controlling interest	Total shareholders' equity
	(in thousand NIS)

Balance - January 1, 2012	38,059	864,811	(223,676)	-	47,661	(429,117)	230,413	528,151	(168,521)	359,630	1,179,240	1,538,870
Loss for the year	-	-	-	-	-	-	(293,590)	(293,590)	-	(293,590)	(161,910)	(455,500)
Other comprehensive income (loss)	-	-	34,737	(**)190,690	-	(126,087)	(***)144,414	243,754	-	243,754	37,605	281,359
Transaction with non controlling interest	-	-	(9,954)	-	-	-	-	(9,954)	-	(9,954)	12,583	2,629
Reclassification of a derivative (option) to equity following change in terms	-	-	7,193	-	-	-	-	7,193	-	7,193	-	7,193
Stock-based compensation expenses	-	-	-	-	2,174	399	-	2,573	-	2,573	44,005	46,578
Balance - December 31, 2012	38,059	864,811	(191,700)	190,690	49,835	(554,805)	81,237	478,127	(168,521)	309,606	1,111,523	1,421,129

(*)	Includes with non-controlling interest and hedging reserve.
(**)	Net of related tax expenses in the amount of NIS 61 million.
(***)	Net of related tax expenses in the amount of NIS 45 million.

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to share-holders of the company	Non Controlling interest	Total shareholders' equity
	Convenience translation (Note 2D), U.S.$'000

Balance - January 1, 2012	10,195	231,666	(59,919)	-	12,768	(114,952)	61,723	141,481	(45,144)	96,338	315,896	412,234
Loss for the year	-	-	-	-	-	-	(78,647)	(78,647)	-	(78,647)	(43,373)	(122,020)
Comprehensive income (loss)	-	-	9,305	(**)51,082	-	(33,777)	(***)38,686	65,296	-	65,296	10,074	75,370
Transaction with non controlling interest	-	-	(2,666)	-	-	-	-	(2,666)	-	(2,666)	3,370	705
Reclassification of a derivative (option) to equity following change in terms	-	-	1,927	-	-	-	-	1,927	-	1,927	-	1,927
Stock-based compensation expenses	-	-	-	-	582	107	-	689	-	689	11,788	12,477
Balance - December 31, 2012	10,195	231,666	(51,353)	51,082	13,350	(148,622)	21,762	128,080	(45,144)	82,938	297,755	380,693

(*)          Includes with non-controlling interest and hedging reserve.
(**)        Net of related tax expenses in the amount of USD 16 million.
(***)      Net of related tax expenses in the amount of USD 12 million.

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS

	December 31
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$'000
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year from continued operations	(550,323)	(271,130)	(305,313)	(147,421)
Income tax expenses (tax benefit) recognized in profit and loss	(10,248)	63,283	3,992	(2,745)
Finance expenses (income) recognized in profit and loss	194,924	(177,107)	328,795	52,216
Income tax paid in cash	-	(3,376)	(1,555)	-
Depreciation and amortization (including impairment)	461,568	339,412	114,539	123,645
Gain from fair value adjustment of investment property	(9,930)	(19,700)	(2,324)	(2,660)
Profit from realization of investments in subsidiaries (Appendix B)	(62,608)	-	(198,777)	(16,771)
Share in losses of associates, net	8,726	7,568	8,275	2,338
Profit from realization of assets and liabilities	-	-	(5,739)	-
Stock based compensation expenses	18,497	39,691	27,632	4,955
Other	2,737	(1,949)	12,416	733
Trade accounts receivables	(9,112)	(7,662)	3,113	(2,441)
Receivables and other debit balances	7,791	(12,630)	67,585	2,087
Inventories	7,287	(8,240)	(1,664)	1,952
Trading property and payment on account of trading property	(113,135)	(403,624)	(349,714)	(30,307)
Suppliers and service providers	(105,691)	106,503	(33,610)	(28,313)
Payables and other credit balances	42,989	69,397	(31,829)	11,516
Net cash used in operating activities of continuing operations	(116,528)	(279,564)	(364,178)	(31,216)
Net cash provided by (used in) discontinued operating activities	(32,096)	38,675	31,167	(8,598)
Net cash used in operating activities	(148,624)	(240,889)	(333,011)	(39,814)

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS

	December 31
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$'000
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in initially-consolidated subsidiaries (Appendix C)	-	(2,197)	(5,173)	-
Purchase of property plant and equipment, investment property and other assets	(24,227)	(34,410)	(72,925)	(6,490)
Proceeds from realization of property plant and equipment	2,000	1,018	31,282	536
Proceeds from realization of investments in subsidiaries (Appendix B)	139,827	-	(21,349)	37,457
Investments in associates and other companies	(11,567)	-	(2,591)	(3,099)
Proceed from realization of long-term deposits and long-term loans	277,436	33,431	119,489	74,320
Investment in long-term deposits and long-term loans	(29)	46,133	(11,925)	(8)
Interest received in cash	37,542	65,375	57,239	10,057
Investments in debt security	-	-	(39,206)	-
Proceeds from repayment of debt security	-	-	47,207	-
Proceed from sale of available for sale marketable securities	154,943	45,051	50,576	41,506
Purchase of available for sale marketable securities	(82,239)	(46,325)	(108,692)	(22,030)
Loans granted to a former subsidiary	-	(54,444)	(62,431)	-
Short-term deposits and marketable securities, net	62,511	333,136	(170,415)	16,746
Net cash provided by (used in) continued investing activities	556,197	386,768	(188,914)	148,995
Net cash provided by (used in) discontinued investing activities	1,289,831	(61,416)	(178,463)	345,521
Net cash provided by (used in) investing activities	1,846,028	325,352	(367,377)	494,516

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from re-issuance of debentures	58,080	-	-	15,559
Dividend paid to non-controlling interest	-	(56,772)	-	-
Repurchase of debentures and treasury stock	(184,342)	(202,439)	(30,002)	(49,382)
Interest paid in cash	(348,946)	(390,442)	(328,559)	(93,476)
Proceeds from long-term borrowings	52,895	1,116,030	1,379,556	14,170
Repayment of long-term borrowings	(770,898)	(1,226,102)	(923,753)	(206,509)
Proceeds from selling derivatives	59,040	222,543	45,834	15,816
Proceeds from transactions with non-controlling interests, net	-	-	121,218	-
Proceed from short-term credit	203,990	411,484	275,218	54,645
Repayment of short-term credit	(255,175)	(157,850)	(131,160)	(68,357)
Net cash provided by (used in) continued financing activities	(1,185,356)	(283,548)	408,352	(317,534)
Net cash used in discontinued financing activities	(584,789)	(297,092)	(39,991)	(156,654)
Net cash provided by (used in) financing activities	(1,770,145)	(580,640)	368,361	(474,188)

Decrease in cash and cash equivalents	(72,741)	(457,538)	(332,027)	(19,486)
Cash and cash equivalents at the beginning of the year	602,292	1,040,797	1,508,301	161,343
Net effect on cash due to currency exchange rate changes	5,519	57,672	(135,477)	1,478

Cash and cash equivalents at the end of the year	535,070	602,292	1,040,797	143,335

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS

	December 31
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$'000
	(Except for per-share data)
Appendix A -
Non-cash transactions

Long-term loans assumed by the purchaser of investment property	1,114,521	-	122,338	298,559

Acquisition of property plant and equipment, investment property and other assets by credit	804	-	8,539	215

Appendix B -
Proceeds from realization of investments in subsidiaries

Working capital (excluding cash), net	(25,431)	-	(90,387)	(6,812)
Property, plant equipment and other assets	382,344	-	456,102	102,423
Long term receivable	(7,529)	-	(104,205)	(2,017)
Long term liabilities	(272,165)	-	(470,628)	(72,908)
Foreign currency transaction	-	-	(11,008)	-
Profit from realization of subsidiaries	62,608	-	198,777	16,771

	139,827	-	(21,349)	37,457

Appendix C -
Initially consolidated subsidiaries

Working capital (excluding cash), net	-	(134)	(1,539)	-
Prepayment lease rights	-	-	-	-
Investment in investee company	-	(8,265)	-	-
Intangible asset	-	25,341	-	-
Property plant and equipment	-	-	77,223	-
Long term liabilities	-	-	(70,420)	-
Share Capital	-	-	(91)	-
Gain on disposal of interest in former associate	-	(2,736)	-	-
Non-controlling interest	-	(12,009)	-	-

	-	2,197	5,173	-

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1   -     GENERAL

A.
Elbit Imaging Ltd. ("the Company") was incorporated in Israel. The Company's registered office is at 5 Kinneret Street Bnei Brak, Israel. The Company's shares are registered for trade on the Tel Aviv Stock Exchange and in the United States on the NASDAQ Global Select Market.

The Company's consolidated financial statements have been originally approved on March 20, 2013. As disclosed in note 2E, these financial statements are re-issued in order to reflect the presentation of the Group's trading property and associated borrowings as non-current asset and non-current liabilities, respectively, as oppose to current asset and current liabilities.

B.	The Group engages, directly and through its investee companies, in Israel and abroad, mainly in the following areas:

•
Commercial and entertainment centers - initiation, construction, and sale of shopping and entertainment centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India. In certain circumstances and depending on market conditions, the Group operates and manages commercial and entertainment centers prior to their sale.

•	Hotels - hotels operation and management, primarily in major European cities. For the sale of the Group’s hotels in Netherland and UK, see note 12C and D.

•
Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine.

•	Residential projects - initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India.

•	Fashion apparel - distribution and marketing of fashion apparel and accessories in Israel. With respect to the selling of GAP operation, see note 11E.

•
During 2012, the Company closed a transaction to sale all its investments in commercial centers in the US (see note 29B) and lost control over its holding in the subsidiary holding the medical industry and devices (see note 10B(2)). Accordingly, these operations are presented in these financial statements as discontinued operations.

C.	Financial position of the Company and Plaza Centers:

With respect to the Company's and Plaza Centers' financial position and the going concern assumption, including managements plans for re-structuring their borrowing, see note 3.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1   -     GENERAL (CONT.)

D.	Definitions:

The Company	-	Including Elscint

Elscint	-	A formerly 100% subsidiary of the Company, merged with the Company in 2010.

Group	-	The Company and its Investees

Investees	-	Subsidiaries, joint ventures and associates

PC	-	Plaza Centers N.V. Group, a material subsidiary (62.5%) operating in the field of commercial and entertainment centers.

Elbit Medical	-	Elbit Medical Technologies Ltd., a public Israeli company traded on the TASE, as for December 31, 2012, the Company holds 96% of Elbit Medical on a fully diluted basis.

InSightec Ltd.	-	As of December 31, 2012, an associate (48%) operating in the field of development, manufacturing and marketing of medical treatment systems (see note 10 B).

EPN Group	-	EPN GP, LLC, and EPN EDT Holdings II and their affiliates jointly ventures (45%), the Group's U.S. real estate investment funds.

Parent Company	-	Europe Israel (M.M.S.) Ltd. ("EIL").

Europe Israel Group	-	Europe Israel (M.M.S.) Ltd and its investee companies.

Control Centers	-	Control Centers Ltd. - the controlling shareholder of EIL ("CC").

Control Centers Group	-	Control Centers and its investee companies.

Ultimate controlling party	-
The controlling shareholder of Control Centers, Mr. Mordechay Zisser, who through December 31, 2011 served as the Company's Executive President, and as a director and during 2012 was nominated as the CEO of the Company, the Company's Executive President and as a director.

Related parties	-	As defined in International Accounting Standard ("IAS") no. 24.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES

A.	Statement of compliance:

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the International Accounting Standards Board ("IASB").

B.	Basis for preparation:

The consolidated financial statements have been prepared on the historical cost basis except for (i) financial instruments which are measured at fair value; (ii) certain trading property measured at net realizable value (see note 2AF.(1)a.); (iii) certain property, plant and equipment (hotels) that were presented until 31.12.2011 at the cost model and commencing January 1, 2012 are presented at the revaluation model (based on fair value) (see note 2AF.(1)a and note 2AF (1) f.) and (iv) investment property measured at fair value (see note 2AF (1)f.) The principal accounting policies are set out below.

C.	Presentation of the income statements:

The Group operations are characterized by diverse activities. Accordingly, management believes that its income statements should be presented in the “Single - step form”. According to this form, all costs and expenses (including general and administrative and financial expenses) should be considered as continuously contributing to the generation of the overall income (revenues and gains). Management also believes that its operating expenses should be classified by function to: (i) those directly related to each revenue and gain (including general and administrative expenses and selling and marketing expenses relating directly to each operation); and (ii) overhead expenses which serve the business as a whole and are to be determined as general and administrative expenses.

D.	Convenience translation:

The balance sheet as of December 31, 2012 and statement of income, statement of other comprehensive income, statement of changes in shareholders' equity and statement of cash flows for the year then ended have been translated into U.S. Dollar using the representative exchange rate as of that date ($1.0 = NIS 3.733). Such translation was made solely for the convenience of the U.S. readers. The dollar amounts so presented in these financial statements should not be construed as representing amounts receivable or payable in dollars or convertible into dollars but only a convenience translation of reported NIS amounts into U.S. Dollar, unless otherwise indicated. The convenience translation supplementary financial data is unaudited and is not presented in accordance with IFRSs.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

E.	Operating cycle; Restatement:

Due to the lingering real estate and financing crisis in CEE, in which the Group's majority of commercial centers are located, commencing 2008 the Group is lacking sufficient historical experience of realizing its commercial centers into cash or cash equivalents. Accordingly, the Group is unable to clearly identify its actual operating cycle with respect to trading property. As such, the Group's operating cycle relating to trading property and corresponding borrowings is 12 months. As a result, trading property and borrowings associated therewith are presented as non–current asset and non-current liabilities, respectively, as oppose to current asset and current liabilities.

Impact on the Statement of financial position:

31/12/2012	As previously reported	Adjustments	As Restated
	(NIS in thousands)

Current assets	5,506,875	(4,422,465)	1,084,410
Non-current assets	1,587,536	4,422,465	6,010,001
Current liabilities	2,735,235	(947,118)	1,788,117
Non-current liabilities	2,938,047	947,118	3,885,165

31/12/2011	As previously reported	Adjustments, as restated	Present balance
	(NIS in thousands)

Current assets	6,052,765	(4,794,538)	1,258,227
Non-current assets	4,318,302	4,794,538	9,112,840
Current liabilities	2,844,825	(617,854)	2,226,971
Non-current liabilities	5,987,372	617,854	6,605,226

The Group's operating cycle in respect of all its operations other than trading property is 12 months.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

F.	Basis for consolidation:

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

Losses attributable to non-controlling interest in excess of its share in the subsidiary’s equity are charged to non-controlling interest in any case, while ignoring its obligations and ability to make additional investments in the subsidiary.

(ii)
Business combination -  goodwill is measured as the fair value of the consideration transferred (including the fair value of any previously-held equity interest in the acquiree) and the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

Non-controlling interests are measured on a transaction-by-transaction basis at fair value or at their proportionate share of the recognized amount of the identifiable net assets of the acquiree (at fair value), at the acquisition date.

Transaction costs, other than those associated with the issue of debt or equity securities, that incur in connection with a business combination are expensed as incurred.

(iii)	Transactions with non-controlling interest shareholders, in the context of which the Company retains control before and after the transaction, are treated as capital transactions.

(iv)
Transactions in which the Group attained control through step acquisitions of an entity which do not meet the definition of a business combination, are accounted for based on the cost of the asset acquired at each step.

(v)
When a control over a subsidiary is lost, a gain or loss is recognised in profit or loss and is measured as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest in that subsidiary, if any, and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the cost on initial recognition of an investment in an associate.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

G.	Interest in joint ventures:

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

Material intra-group transactions, balances, income and expenses are eliminated in consolidation to the extent of the Group's interest in each joint venture.

With respect to the effect of IFRS 11 "Joint Arrangements", see note AG.

H.	Investments in associates:

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policies of the associate, but is not control or joint control over those policies.

The results, assets and liabilities of associates are incorporated in the financial statements of the Company using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the associate, less any impairment in the value of each individual investment.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate at the date of acquisition is recognized as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment as a whole.

In circumstances where the Group's interest in an investee company is in the form of mixed securities (such as ordinary shares, preferred shares or other senior securities, or loans), the Group records equity losses in excess of the Group's investment in the ordinary shares of the investee based on the priority liquidation mechanism, that is, allocating the loss to the other components in reverse to the their seniority.

Where necessary, adjustments are made to the financial statements of associates to adjust their accounting policies with those of the Company.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

I.	Foreign currency:

(i)       Foreign currency transactions

The financial statements of each individual entity of the Group are presented based on its functional currency. Transactions in currencies other than each individual entity's functional currency (foreign currency) are translated into that entity's functional currency based on the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency using the foreign exchange rate prevailing at the balance sheet date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the historical exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities carried at fair value that are denominated at foreign currency are translated at the exchange rates prevailing at the date when the fair value was determined.

Exchange rate differences as a result of the above are recognized in statement of income, except for: (i) exchange rate differences capitalized to qualified assets (see note 2AB); (ii) exchange rate differences charged to foreign currency translation reserve (see (ii) below); and (iii) exchange rate differences on available for sale financial instruments (see note 2K.)(iv) exchange rate differences charge to revaluation of property plant and equipment carried at fair value (see note 2N )

(ii)       Financial statements of foreign operations:

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

Exchange rate differences attributable to (i) monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur, which form part of the net investment in a foreign operation; and (ii) borrowings used to hedge investments in foreign operations in the same currency are also included in the foreign currency translation reserve.

Income taxes relating to such exchange rate differences are also included in the foreign currency translation reserve within shareholders’ equity.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

I.	Foreign currency: (cont.)

(ii)       Financial statements of foreign operations (cont.):

On the disposal of a foreign operation (i.e. a disposal of the Group's entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, a disposal involving loss of joint control over a jointly controlled entity that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in the equity reserve in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

In the case of a partial disposal that does not result in loss of control by the Group over a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss. For all other partial disposals (i.e. reductions in the Group's ownership interest in associates or jointly controlled entities that do not result in the Group losing significant influence or joint control), the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

(iii)     Rates of exchange of NIS, in effect, in relation to foreign currency (in NIS) are as follows:

	December 31
	2 0 1 2	2 0 1 1

U.S. Dollar ($)	3.733	3.821
EURO ( €)	4.921	4.938
Romanian New Lei (RON)	1.108	1.139
Indian Rupee (INR)	0.068	0.072

Scope of change in the exchange rate, in effect, of the NIS in relation to the foreign currencies (%):

	December 31
	2 0 1 2	2 0 1 1	2 0 1 0

U.S. Dollar ($)	(2)	8	(6)
EURO (€)	(0.5)	4	(13)
Romanian New Lei (RON)	(3)	3	(2)
Indian Rupee (INR)	(5)	(9)	6

J.	Cash and cash equivalents:

Cash equivalents include unrestricted readily convertible to a known amount of cash, maturity period of which, as at the date of investments therein, does not exceed three months.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

K.	Financial assets:

Financial assets of the Group are classified into the following specified categories: (i) financial assets at fair value through profit or loss ("FVTPL"); (ii) held to maturity investments ;(iii) available for sale ("AFS") financial assets; and (iv) loans and receivables. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets are initially measured at fair value, plus transaction costs except for those financial assets classified as fair value through profit or loss, for which, transaction costs are immediately recognized in profit and loss at initial recognition.

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

Held to maturity investments

The Group's investments in financial notes with fixed or determinable payments and fixed maturity dates that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity investments. Held-to-maturity investments are recorded at amortized cost using the effective interest method less impairment, with revenue recognized based on the effective interest rate.

Available for sale ("AFS") financial assets

Listed redeemable notes and shares held by the Group that are traded in an active market are classified as AFS and are stated at fair value. Fair value is determined in the manner described in note 30. Gains and losses arising from changes in fair value are recognized directly in the investments revaluation reserve within the other comprehensive income. Interest calculated using the effective interest method is recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in the investments revaluation reserve is included in profit or loss for the period.

The fair value of redeemable notes denominated in a foreign currency is determined in that foreign currency and translated to NIS at the closing rate at the balance sheet date. Exchange differences attributable to the amortized cost are recognized in profit or loss and other changes are recognized in the revaluation reserve within the other comprehensive income.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

K.	Financial assets: (cont.)

Loans and receivables

The Group's financial assets at this category consist of trade receivables, deposits in banks, and financial institutions, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market. Loans and receivables are measured at amortized cost using the effective interest method less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables where the recognition of interest is considered immaterial.

Impairment of financial assets

Financial assets, other than those at FVTPL, are examined for impairment at each balance sheet date. Financial assets are impaired where there is an objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows from the asset have been impacted. For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. For AFS financial assets, the amount of impairment with respect to redeemable notes is the difference between the acquisition cost, net of any principal repayment and amortization and the current, fair value, less any impairment loss recognized previously in profit or loss.

The carrying amount of financial asset carried at amortized cost is reduced through the use of an allowance account. When a trade receivable is uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit and loss.

If in a subsequent period, the amount of impairment with respect to financial instruments carried at amortized cost decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit and loss. In such cases, the impairment is reversed up to the amortized cost that would have been recorded had the impairment not been recognized. Changes in impairment provision attributable to application of the effective interest method are reflected as component of interest income. If, in a subsequent period, the fair value of an impaired AFS debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized in profit or loss, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired AFS equity security is recognized in other comprehensive income.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

L.	Inventories:

Inventories are stated at the lower of cost and net realizable value. Costs, including attributable fixed and variable overhead expenses, are assigned to inventories using the method most appropriate to the particular class of inventory. Net realizable value represents the estimated selling price for inventories less all estimated costs to completion and costs necessary to execute the sale. The cost of inventories is determined using the following methods:

•	Hotel inventory and fashion merchandise - by the "first-in, first-out" method;
•
Image guided treatment inventories -raw materials on the basis of moving average cost per unit; finished products on the basis of standard cost, which approximates actual production cost (materials, labor and indirect manufacturing costs).

M.	Trading property and prepayment:

Real estate properties for future sale (inventory) are classified as trading properties and are stated at the lower of cost and net realizable value. Net realizable value for trading property under construction or development is the estimated selling price in the ordinary course of business less the estimated costs to completion and the estimated costs necessary to execute the sale (including borrowing cost), whereby all such items are taken undiscounted. Net realizable value for operating trading property (completed commercial centres designated for sale) is the estimated selling price in the ordinary course of business less estimated costs necessary to execute the sale. Costs of trading properties include costs directly associated with their purchase (including payments for the acquisitions of leasehold rights, borrowing cost, wages and stock-based compensation expenses) and all subsequent direct expenditures for the development and construction of such properties. Advance payments on account of trading property are recorded at their cost price, presented as non-current other assets and classified as trading property only after the purchase.

As for borrowing costs capitalized to trading property - see note 2AB.

As for write down of trading property and its classification as non-current asset - see note 2AF (1)a.

As for the operating cycle of trading property - see note 2E.

Cost of trading property is determined mainly on the basis of specific identification of their individual costs (other than non-specific borrowing costs capitalized to the cost of trading property).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

N.	Property plant and equipment:

(i)
In 2012, the Group selected to change the accounting policy with respect to property, plant and equipment (hotels), and to adopt the revaluation model as oppose to the cost model applied until December 31, 2011. The change in the accounting policy was prospectively applied commencing January 1, 2012.

According to the revaluation model, the hotels are presented in the consolidated balance sheets based on their fair value as of January 1, 2012, which in turn become as their carrying amount. The valuation uplift as of such date was initially recorded in the other comprehensive income under "revaluation of property, plant and equipment" reserve.

Revaluations are carried out on a regular basis (generally each half year).

A change in the value of the hotels resulting from revaluation or from exchange rate differences is attributable to other comprehensive income (any revaluation reserve is net of applicable deferred taxes).

The reserve derived from the revaluation of the hotels is transferred to retained earnings over the period for which the hotels are used by the Group. The transferred amounts equal the difference between the depreciation charge based on the revalued carrying amounts of the hotels and the depreciation charge based on the hotels' original cost. When a revaluated hotel is sold, the remaining amount in the revaluation reserve with respect to the same hotel (including any tax expenses) is directly transferred to retained earnings.

For the effect of the initial application of the revaluation model, see note 12 .

Hotels as of December 31, 2011 and other property plant and equipment that are not hotels as of December 31, 2012 and 2011 are stated at cost less accumulated depreciation and accumulated impairment losses. Government grants have been deducted from cost of assets for which they have been granted. Cost of land and building include direct construction and supervision costs incurred in the construction period as well as borrowing costs capitalized in accordance with the Group's accounting policy described in note 2AB. Improvements and renovations are charged to cost of assets. Maintenance and repair costs are charged to the statement of income as incurred.

(ii)
Depreciation is calculated by the straight-line method over the assets estimated useful lives. Leasehold improvements are amortized over the estimated useful period of use not exceeding the lease period (including the period of renewal options that the Group intends to exercise).

Annual depreciation rates are as follows:

%

Hotels	1-4
Other buildings	2.0 - 2.5
Building operating systems	7.0 (average)
Others (*)	6.0 - 33.0

(*)	Consists mainly motor vehicles, office furniture and equipment, machinery and equipment, electronic equipment, computers and peripheral equipment.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

O.	Investment property:

Investment property is real estate (land or a building or both) held by the Group in order to earn rental income or for capital appreciation or both, rather than use for administrative purposes or sale in the ordinary course of business (hereafter: “investment property”). The Group includes in the framework of investment property, among others, real estate of the following category:

•
Land acquired with no defined and final designation. When the final use of a land is determined and it is evidenced by commencement of activities to get it ready for its intended use, the Group transfers the relevant part of the investment in the land to investment property and/or property plant and equipment and/or to trading property as the case may be.

Investment property is initially recognized at acquisition cost, which includes the direct transaction costs, such as fees of legal and economic advisors and purchase taxes. In periods subsequent to initial recognition, investment property is measured at fair value. Gains or losses derived from adjustments of fair value of the investment property are recorded in the statement of income.

The costs of realizing investment property are charged to the statement of income as of the date on which the property is sold. The difference between the consideration received from the realization of the investment property and the fair value as included in the latest financial statements (including interim financial statements) is recorded as of the date of closing the transaction to the statement of income and is presented as gain or loss from realization of investment property. The direct costs of realizing the investment property are offset from this gain or loss.

Determination of fair value of investment property

The fair value of investment property is the price at which the property could be exchanged between knowledgeable, willing parties in an arm's length transaction. A "willing seller" is neither a forced seller nor one prepared to sell at a price not considered reasonable in the current market. The fair value is determined regardless of transaction costs, which might be incurred at the time of sale or realization of the investment property.

See more information in AF (1) f below.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

P.	Lease:

Lease payments under finance lease are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Group's policy on borrowing costs (see AB below). Contingent rentals are recognized as expenses in the periods in which they are incurred.

Operating lease payments (including prepaid leasehold rights) are recognized as an expense on a straight-line basis over the lease term (including the period of renewal options that the Group intends to exercise).

Q.	Other assets and deferred expenses:

Costs relating to initiation of real estate projects - such costs incurred (prior to finalization of an investment transaction or land acquisition) are capitalized as incurred, as long as the investment or a property acquisition transaction is probable. Said costs are charged to the cost of the investment or the real estate project upon the execution of the investment or the acquisition. Under circumstances in which the execution of investment or transaction is not probable or the expected economic benefit is doubtful, these costs are charged to the statement of income.

R.	Goodwill and intangible asset:

Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment charges. Goodwill is not systematically amortized but rather is subject to impairment tests. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, (as at December 31) or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset of the unit. An impairment loss recognized for goodwill is not reversed in a subsequent periods. On disposal of a subsidiary, the attributable goodwill is included in the determination of the profit or loss on disposal. The Group’s policy for goodwill arising on the acquisition of an associate is described in note 2H.

Intangible assets with finite useful lives are carried at cost less accumulated amortisation and accumulated impairment losses. Amortisation is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortisation method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

S.	Income taxes:

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

The calculation of deferred tax liabilities does not include taxes that would have arisen in the event of a realization of investments in certain investee companies or upon receiving their retained earnings as dividends, since it is management's policy not to realize these investees nor to declare dividend out of their retained earnings, or other form of profit distributions, in the foreseeable future, in a manner which entails additional substantial tax burden on the Group. For certain other Group's investee companies, which management’s intention is to realize or to distribute their retained earnings as taxable dividend, tax liabilities (current and deferred) are recorded.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is to be settled or the asset is to be realized, based on tax rates and laws that have been enacted or substantively enacted as of the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax asset is recorded to the extent that it is probable that it would be realized against future taxable profits. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered in the future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

S.	Income taxes: (cont.)

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

T.	Impairment of tangible and intangible assets (excluding goodwill and including investments in associates):

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit the asset is part of.

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

U.	Financial liabilities and equity instruments issued by the Group:

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments are recorded at the proceeds received, net of direct issuance costs.

Treasury stocks

Company's shares held by the Group (“dormant shares"), are presented at cost and deducted from shareholders equity of the Company according to the "treasury stock" method. The sale of treasury stock or the issuance of Company’s shares to third parties are recorded based on the fair value of the assets or cash received in consideration thereof or the fair market value of shares issued, as applicable. Income taxes resulting from sale of treasury stock (if any) are charged directly to the shareholders' equity .No gain or loss is recognized on the purchase, sale or issuance of treasury shares.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

U.	Financial liabilities and equity instruments issued by the Group (cont.):

Treasury stocks (cont.)

Convertible debentures

The components of convertible notes are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement.

Convertible instrument that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments is an equity instrument.

At the date of issuance, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability at an amortized cost basis until conversion or the financial instrument’s maturity date. The equity component is determined by deducting the amount of the liability component from the fair value of the convertible debentures as a whole. This component is recognized and included in equity and is not subsequently re-measured.

Costs of issuance of convertible debentures are allocated to each component based on their fair value.

Financial liabilities

Financial liabilities of the Group are classified as either financial liabilities at fair value through profit and loss ("FVTPL") or other financial liabilities.

(i)       Financial liabilities at FVTPL

Financial liabilities of the Group at this category consist of derivatives that are not designated or effective as hedging instruments and financial liabilities designated at initial recognition to FVTPL if such designation at that date eliminates or significantly reduces a measurement of recognition inconsistency that would otherwise arise ("accounting mismatch"). The designation is not revoked even if the instrument giving rise to an accounting mismatch is derecognized. This category includes mainly debentures issued by a subsidiary under terms described in note 19 F1 Fair value is determined in the manner described in note 30.

Financial liabilities at FVTPL are stated at fair value as of the balance sheet date, with any gain or loss from change in the fair value recognized in profit and loss.

                                        (ii)      Other financial liabilities

Other financial liabilities of the Group consist of short-term credits, current maturities of long-term borrowing suppliers and service providers, borrowings and other payables, which are initially measured at fair value, net of transaction costs.  Other financial liabilities are subsequently measured at amortized cost using the effective interest method, unless recognition of interest is immaterial.

The Company has Consumer Price Index ("CPI")-linked financial liabilities that are not measured at fair value through profit or loss. For these liabilities, the Company determines the effective interest rate as a real rate plus linkage differences according to the actual changes in the CPI through each balance sheet date. Rate of increase in the Israeli CPI in 2012 was 1.4%  (2011- increase of 2.5%; 2010 - increase of 2.3%).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

U.	Financial liabilities and equity instruments issued by the Group (cont.):

Buyback of debenture

The Group removes a financial liability from its statement of financial position when repurchasing its debentures. The difference between the carrying amount of the debentures repurchased at the repurchase date and the consideration paid is recognized in profit or loss. See note 19E (2) and F(3)

V.	Derivative financial instruments and hedge accounting:

The Group enters into a variety of derivative financial instruments, some of which are intended to mitigate its exposure to interest rate and foreign exchange rate risks, including interest rate swaps and cross currency swaps and others which are embedded derivatives (see below). Further details of derivative financial instruments are disclosed in note 30.

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

Hedge accounting

The Group designates certain hedging instruments, which include derivatives in respect of exposure to interest and non-derivatives (borrowings) in respect of foreign currency risk, at either cash flow hedges and interest or hedges of net investments in foreign operations. At the inception of the hedge relationship the Group documents the relationships between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument used in a hedging relationship is highly effective in offsetting changes foreign currency or cash flows of the hedged item. Movements in the hedging reserve in equity are detailed in the statement of other comprehensive income ("OCI").

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

V.	Derivative financial instruments and hedge accounting (cont.):

Hedge accounting (cont)

▪	Cash flow hedge

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

The Group designated the changes in the spot rates of non-derivative financial instruments (Borrowing) as hedging investments of net investments in foreign operations. Hedges of net investments in foreign operations relating to the effective portion of the hedge are recognized in OCI in the foreign currency translation reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Gains or losses deferred in the foreign currency translation reserve are recognized in profit and loss on disposal of the foreign operation.

W.	Provisions; Contingent Asset:

Provisions - Provisions are recognized only when the Group has a present obligation (legal or constructive) as a result of a past event, it is more likely than not (probable) that the Group will be required to settle the obligation, and a reliable estimate can be measured with respect to the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation as of the balance sheet date, taking into account the risks and uncertainties associated with the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the result of the discounted expected cash flows, as long as the effect of discounting is material.

Contingent Asset - When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

X.	Grants from the Office of Chief Scientist ("OCS"):

Government grants are recognized when reasonable assurance exists about the receipt of the same, and about the Group complying with all the related terms and conditions. Grants received from the OCS for research and development, which the Group is required, under certain conditions, to repay with interest through the payment of royalties to the State of Israel, which are subject to future revenues derived from the sale of products underlying the financed research and development activities, are recognized as a financial liability on the date of their receipt, unless reasonable assurance exists in the opinion of the management of the Group that the grants, in part or in whole, will not be repaid.

The liability associated with government grants is measured at fair value on the date of its initial recognition, based on the present value of the cash flows expected to repay the grants, discounted at a rate reflecting the level of risk of the specific research and development project. The difference between the government grant received and its fair value on the date of its receipt is charged to the statement of income and deducted from research and development expenses. Amounts paid as royalties are recognized as settlement of the government grants liability. At subsequent periods, government grant liabilities are measured at fair value, whereby changes in fair value (those derived from updating the estimated cash flows expected to repay the grants received, as well as those derived from updating the interest rate used for discounting that expected cash flows) are charged to the statement of income.

In the event that reasonable assurance exists that government grants shall not be repaid, in whole or in part, as detailed in the preceding paragraph, the grants are recognized to statement of income on the date on which the Group is entitled thereto, and off-set from research and development expenses.

Y.	Retirement benefit costs:

Contributions to defined contribution retirement benefit plans are recognized as expense when employees have rendered service entitling them to the contributions. For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses are recognized immediately in the statement of income. The retirement benefit liability in the balance sheet represents the present value of the defined benefit less the fair value of plan assets.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Z.	Share-based payments:

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

In cases where the exercise price is not established at the grant date, management determines the exercise price based on its understanding of the mechanism by which that price is to be determined.

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

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AA.	Revenue recognition:

(i)
General - The Group recognizes revenue and gains when the amount of revenue, or gain, can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and specifics of each arrangement.

Rental income from commercial centers and revenues from investment property  - Revenues from leasing of property and management fees, as well as rental income relating to the operations of commercial and entertainment centers are measured at the fair value of the consideration received or receivable.

The lease incentives granted are recognized as an integral part of the total rental income, over the term of the lease.

The leases generally provide for rent escalations throughout the lease term. For these leases, the rental income is recognized on a straight line basis so as to produce a constant periodic rent over the term of the lease. Accordingly, accrued rental income recognized on a straight line basis, represents unbilled rent receivables that the Group will receive only if the tenant makes all rent payments required through the expiration of the initial term of the lease.

The leases may also provide for contingent rent based on a percentage of the lessee’s gross sales or contingent rent indexed to further increases in the Consumer Price Index (CPI). For contingent rentals that are based on a percentage of the lessee’s gross sales, the Group recognizes contingent rental income when the change in the factor on which the contingent lease payment is based actually occurs. Rental income for lease escalations indexed to future increases in the CPI are recognized only after the changes in the index have occurred.

(ii)	Revenues from hotel operations are recognized upon performance of service.

(iii)	Revenues and Gains from sales of real estate assets (including hotels), property, plant and equipment and trading properties are recognized when all the following conditions are satisfied:

a.	the Group has transferred to the buyer the significant risks and rewards of ownership of the asset sold;

b.	the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the asset sold;

c.	the amount of income can be measured reliably;

d.
it is probable that the economic benefits associated with the transaction will flow to the Group (including the fact that the buyer's initial and continuing investment is adequate to demonstrate commitment to pay);

e	the costs incurred or to be incurred in respect of the transaction can be measured reliably; and

f.	there are no significant acts that the Group is obliged to complete according to the sale agreement.

 ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AA.	Revenue recognition: (cont.)

(iii)	(Cont.)

For the Group, these conditions are usually fulfilled upon the closing of a binding sale contract.

For sale transactions with some degree of continuing involvement assuming all the above criteria are met (for example, in a form of a guarantee to the buyer), income recognized at the date of sale is reduced by the estimated exposure to loss measured at fair value related to the continuing involvement.

(iv)	Revenues from the sale of goods in the retail industry are recognized upon delivery.

AB.	Capitalization of borrowing costs:

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized to the cost of those assets. A qualifying asset is an asset that necessarily takes a substantial period of time to get it ready for its intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Non-specific borrowing costs are capitalized to qualified assets not financed by specific borrowing, by using a rate constituting a weighted average of the costs in respect of the Group's borrowings not specifically capitalized. All other borrowing costs are recognized in profit or loss in the period in which they are incurred. Borrowing costs qualified for capitalization include mainly: Interest expenses (including consumer price index linkage), amortization of cost of raising debt and foreign exchange on borrowing to the extent that they are considered as an adjustment to interest costs. The borrowing costs eligible for capitalization also include the net cash cost of swap and IRS transactions which are measured at FVTPL and which are related to a debenture measured also at FVTPL.

Capitalization of borrowing costs to qualifying assets commences when the Group started the activities for the preparation of the asset for its intended use or sale and continues, generally until the completion of substantially all the activities necessary to prepare the asset for its designated use or sale (i.e when the commercial center is ready for lease).

In certain cases, the Group ceases to capitalize borrowing cost if management decides that the assets can no longer be defined as a "qualified asset". In other circumstances, capitalization is suspended for certain time periods, generally where the efforts to develop a project are significantly diminished due to inter-alia lack of external finance, or ongoing difficulties in obtaining permits. The conclusions whether an asset is qualified for capitalization or not, or whether capitalization is to be suspended, involve also management plans with regard to the specific asset, such as the ability to raise bank loans, find anchors and local market conditions that support or deny the construction of the project.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AC.	Earnings (loss) per share:

The Company presents basic and diluted earnings (loss) per share with respect to continued and discontinued operation. Basic earnings per share is computed by dividing income (loss) attributable to holders of ordinary shares of the Company, by the weighted average number of the outstanding ordinary shares during the period. In the computation of diluted earnings per share, the Company adjusts its income (loss) attributable to its ordinary shareholders for its share in income (loss) of investees by multiplying their diluted earnings per share by the Company's interest in the investees including its holding in dilutive potential ordinary shares of the investees. In addition, the Company adjusts the weighted average outstanding ordinary shares for the effects of all the dilutive potential ordinary shares of the Company.

AD.	Statement of cash flows:

Investments in and payments on account of trading property are included as cash flow from operating activities. Interest and dividend received from deposits and investments are included as cash flow from investing activities. Dividend paid to the Company's shareholders, interest paid on the Group's borrowings (including interest capitalized to qualifying assets) and cash flows arising from changes in ownership interests in a subsidiary that do not result in a loss of control are included as cash flow from financing activities.

AE.	Discontinued operation

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:

1.	represents a separate major line of business or geographical area of operations;

2.	is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or

3.	is a subsidiary acquired exclusively with a view to re-sale.

Classification as a discontinued operation occurs on disposal or when the operation meets the criteria to be classified as held-for-sale, if earlier.

When an operation is classified as a discontinued operation, the comparative statement of comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative year

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AF.	Critical judgment in applying accounting policies and use of estimates:

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

The followings are the critical judgments and key sources of estimation, that management has made while applying the Group’s accounting policies and that have the most significant effect on the amounts recognized in these financial statements.

(1)	Use of estimates

a.	Impairment/write down of real estate properties

The recognition of an impairment/ write down to the Group's real estate assets (mainly trading property) is subject to a considerable degree of estimates, the results of which, when applied under different principles, conditions and assumptions, are likely to result in materially different amounts and could have a material adverse effect on the Group's consolidated financial statements.

Until December 31 2011, for the Group's property plant and equipment (mainly hotels), the Group evaluated the existence of any decline, and hence, the need for an impairment loss on its real estate assets (operating or under construction), when indicators of impairment were present. Such evaluation was based, on the higher of (i) estimated selling price in the open market or (ii) the estimated value-in-use, based on discounted operational cash flows (before interest and income tax charges), expected to be generated by those assets (“Recoverable Amounts”). As from January 1, 2012, with respect to hotels the Company initially adopted the revaluation model (see N above).

For the Group trading property (commercial centers designated for sale and residential), such evaluation is based on the estimated selling price in the ordinary course of business less all estimated costs of completion and cost necessary to make the sale, whereby all such items are taken undiscounted ("Net Realizable Value") (see note 8 G). Estimations of the Recoverable Amount and/or Net Realizable Value involve, in general, critical estimation and takes into account special assumptions in the valuations, many of which are difficult to predict, in respect of the future operational cash flows expected to be generated from the real-estate asset and the yield rate which will be applied for each real estate asset. In cases where there are material uncertainties in respect of the future development of the project the Group applies the comparable model. Actual results could be significantly different than the estimates and could have a material effect on the financial results.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AF.	Critical judgment in applying accounting policies and use of estimates: (cont.)

(1)	Use of estimates (cont.)

a.	Impairment/write down of real estate properties (cont.)

Determination of the operational cash flow expected to be generated from the real estate asset is based on reasonable and supportable assumptions as well as on historical results adjusted to reflect the Group's best estimate of future market and economic conditions that management believes will exist during the remaining useful life of the assets. Such determination is subject to significant uncertainties. In preparing these projections, the Group takes assumptions the major of which relate to market share of the real estate asset, benchmark operating figures such as occupancy rates and average room rate (in respect of hotels) rental and management fees rates (in respect of shopping and entertainment centers), selling price of apartments (in respect of residential units), time period to complete the real estate assets under construction, costs to complete the establishment of the real estate asset, expected operational expenses and others. In addition the process of construction is long, and subject to approvals and authorization from local authorities. It may occur that building permits will expire and will cause the Company additional preparations and costs, and can cause construction to be delayed or abandoned.

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

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AF.	Critical judgment in applying accounting policies and use of estimates: (cont.)

(1)	Use of estimates (cont.)

b.	Litigation and other contingent liabilities

The Group is involved in litigation, tax assessments and other contingent liabilities in substantial amounts including certification requests for class actions (see note 23B). The Group recognizes a provision for such litigation when it is probable that the Group will be required to settle the obligation, and the amount of the obligation can be reliably estimated. The Group evaluates the probability and outcome of these litigations based on, among other factors, legal opinion and consultation and past experience. The outcome of such contingent liabilities may differ materially from management's estimation. The Group periodically evaluates these estimations and makes appropriate adjustments to the provisions recorded in the consolidated financial statements. In addition, as facts concerning contingencies become known, the Group reassesses its position and makes appropriate adjustments to the consolidated financial statements. In rare circumstances, mainly with respect to class actions, when the case is unique, complicated and involves prolong and uncommon proceedings, the Group cannot reliably estimate the outcome of said case.

c.	Accounting for income taxes

The calculation of the Group's tax liabilities involves uncertainties in the application and/or interpretation of complex tax laws, tax regulations and tax treaties, in respect of various jurisdictions in which the Group operates and which vary from time to time. In addition, tax authorities may interpret certain tax issues in a manner other than that which the Group has adopted. Should such contrary interpretive principles be adopted upon adjudication of such cases, the tax burden of the Group may be significantly increased. In calculating its deferred taxes, the Group is required to evaluate (i) the probability of the realization of its deferred income tax assets against future taxable income and (ii) the anticipated tax rates in which its deferred taxes would be utilized. See also note 23 B5.

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

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AF.	Critical judgment in applying accounting policies and use of estimates: (cont.)

(1)	Use of estimates (cont.)

e.	Valuations of derivative, embedded derivative and share based payment arrangements

The Group is involved in derivative transactions, (mainly PC's swaps transactions, and Park Plaza option ((see note 9A(iv), 17 (1) and note 20 ii) and share based payment arrangement adopted by the Group (see note 25). The derivatives and the cash settled share based arrangements are measured at fair value at each balance sheet date.

Equity settled share based arrangements are measured at fair value as of the grant date. The fair value of the abovementioned instruments is determined using valuations techniques which require management to make judgment and assumptions regarding the following variables in respect of each instrument:

▪	Derivative transactions: with respect to PC's swaps transactions: mainly the interest rate yield curves of the EURO.

▪	With respect to Park Plaza option: the expected volatility of Park Plaza share; and the probability and the term for a Transaction (as defined in the agreement) to occur.

▪
Share based payment arrangements: the share price in respect of options plans adopted by the Group's private investees which has no quoted market price; the expected stock price volatility over the term of the plan; and actual and projected employee stock option exercise behaviors.

The fair value of these instruments was generally computed based on valuations of third party experts.

f.	Fair value of investment property and hotels

As of December 31, 2012, the Group determined the fair value according to accepted evaluation methods for real estate properties. The factors taken into account in assessing valuations may include:

Assuming a transaction/price between willing buyer and a willing seller, without duress and an appropriate time to market the property to maximize price;

•	Capitalization rates used to value the asset, market rental levels and lease expiries;

•	Average room rate of the hotels;

•	Discounted cash flow models;

•	Available sales evidence; and

•	Comparisons to valuation professionals performing valuation assignments across the market.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AF.	Critical judgment in applying accounting policies and use of estimates: (cont.)

(1)	Use of estimates (cont.)

f.	Fair value of investment property and hotels (cont.)

When the fair value of investment property and hotels is determined based upon the discounted cash flows ("DCF") approach, which is the major model the Group implements, the assumptions underlying the model, as well as the ability to support them by means of objective and reasonable market benchmarks, so they can be viewed as assumptions that market participants may have used, are significant in determining the fair value of the investment property and hotels. Among the predominant assumptions that may cause substantial changes in the fair value, while using the DCF model one can point to the capitalization rate, the expected net operating income and the interest rate for discounting the cash flows. All together, considering the degree of certainty, or uncertainty, of the markets in which the Group operates.

The Group endeavors to determine an objective fair value to the extent possible, however, the process of evaluating the fair value of investment property and hotels also involves subjective factors, derived from, among other things, the past experience of the Group’s management, and its understanding of the anticipated development in the real estate markets as of the date on which the estimate of the fair value is being determined. For sensitivity analyses, see note 12 H.

Fair value of investment property and hotels is determined based on management's estimation. For that purpose, management uses its experience and internal experts, and takes into consideration and partially relies on appraisals performed by external local knowledgeable independent real estate appraisers or use appropriate valuation techniques adopted by the Group based on the experience and experts of the Group.

As of December 31, 2011 the Group determined the fair value of 47 assets representing approximately 90% of the total fair value of the Group's portfolio investment properties as of such date based on the asset fair value as reflected in an agreement mentioned in note 29 B

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AF.	Critical judgment in applying accounting policies and use of estimates: (Cont.)

(1)	Use of estimates (cont.)

g.	Fair value of associate

Following the Group loss of control over Insightec in December 2012 (see note 10B), the Company ceased to consolidate Insightec's financial statements. Commencing that date, the Company accounts for the remaining of its investment in Insightec based on the equity method, whereas the cost of the remaining investment was determined based on the fair value of Insightech as of such date.

As a result, in 2012 the Company has recorded a gain in the amount of NIS 216 million, which was presented under discontinued operations. The fair value of the Group's remaining investment in InSightec, amounted to NIS 150 million ($40.4 million).

The Company determined the fair value of InSightec using third party appraiser who has the required skills, experience and ability, based on the value reflected in GE's last round of investment in InSightec. In the opinion of the Company, which is based, inter alia, on the opinion of the appraiser, it is more appropriate to use that value, as oppose to other economic models, even though GE is an existing shareholder in InSightec.

The total value of Insightech was allocated to the Company's interest, based on the liquidation preference of each type of Insightec's shares held by the Group, as illustrated in InSightec's article of association, given  the occurrence of certain events such as sale, liquidation, merger, initial prospectus offering (Organic Change"). The Company used the B&S model for the valuation process.

In light of the Group's investment in various shares of InSightec, the forecast of the Company's management as for the timing of an any Organic Change, as well as for determining the probability of the occurrence of each change, requires broad judgmental consideration, and therefore has a material effect on InSightec's fair value and accordingly, on the gain recognized by the Company and on its shareholders' equity as of December 31, 2012.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AF.	Critical judgment in applying accounting policies and use of estimates: (cont.)

(2)	Critical judgment in applying accounting policies

a.	Capitalization of financing costs

The Group capitalizes finance costs to real estate assets under construction from commencement of activities for the preparation of the assets for their intended use or sale. Such determination requires management to use critical estimations and assumptions as well as judgment to determine whether a specific asset under construction or development is qualified for capitalization. Borrowing costs qualified for capitalization includes, inter-alia, foreign exchange differences on borrowing to the extent that they are considered as an adjustment to interest costs. In order to determine whether foreign exchange differences are considered as an adjustment to the interest expenses, management is required, for each specific loan, to evaluate the alternative borrowing cost for a loan that would have been provided in the functional currency of the borrower under the same terms and conditions as the actual loan. Such determination requires management to use considerable degree of judgment and estimations. In addition, management's need to determine whether to capitalize non-specific borrowing costs to qualified assets, in cases in which the entity of the Group that raised the borrowing is not the one that owns the qualified asset, is a critical judgment. Furthermore, suspension of capitalization of borrowing costs during periods in which a disrupt of the development of activities occurs, if the disrupt prolongs over a significant period of time, is a critical judgment. Also the determination that a real estate asset is no longer designated for development or construction requires judgmental considerations.

b.	Classification of investment as held to maturity

As of December 31, 2011 the Group has an investment of NIS 188 million in financial notes ("Notes") (see note 9A.(ii)). The Group considered its capital management policy and its liquid requirement for operational activities, and decided that it has the positive intent and ability to hold these Notes to maturity. Accordingly, the investment in the Notes was presented in the financial statements as for December 31, 2011 as held to maturity.

The Group examined if there was objective evidence for impairment loss of the Notes which mainly included a decrease in the quoted market value of the Notes (which was provided to the Group by the issuing bank as of the balance sheet date December 31, 2011) in approximately 29% (NIS 55 million) below their cost. Following said examination, the Group concluded that, as of the balance sheet date of December 31, 2011, there was no objective evidence which should lead to impairment of these Notes. During 2012 the company realized all its financial Notes.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AF.	Critical judgment in applying accounting policies and use of estimates: (cont.)

(2)	Critical judgment in applying accounting policies (cont.)

c.	Effective control

See note 29B with respect to the Company's management opinion that as of December 31, 2010 the Group had de facto control over EDT (As of December 31, 2011 the Group reached the control over EDT and as for December 2012 the Group sold its investment in EDT), that is the power to govern the financial and operating policies of EDT, based on which the Company presents its indirect investment in EDT on a proportional consolidation basis based on 45% (as of December 31, 2011).

d.	Revenue recognition from sale of property, plant and equipment

Revenues from sale of property plant and equipment, including hotels, are recognized when all the criteria mentioned in note 2 AA are met. Determination whether these criteria have been met for each sale transaction, requires a significant judgment by the Group management. In particular, significant judgment is made in determining whether, as of the balance sheet date, it is probable that the economic benefits associated with the transaction will flow to the Group and whether the Group transferred to the buyer the significant risks and rewards associated with the asset sold.

Such determination is based on a thorough analysis of the terms included in the sale agreement executed with the buyer as well as an analysis of other commercial understandings with the buyer in respect of the asset sold. Also are taken into consideration are the Company's management estimation as of the buyer's financial ability to pay the total consideration as agreed in the sale agreement and to what extent the buyer's initial and continuing investment is adequate to demonstrate its future commitment to pay the total consideration under the sale agreement.

e.	Classification of investment property as held for use

With respect to the investment property portfolio in the U.S., which totaled NIS 2,557 million as of December 31, 2011, according to IFRS 5 "Non-current Assets held for Sale and Discontinued Operations", an entity shall classify a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use.  For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups) and its sale must be highly probable (highly probable means "significantly more likely than more-likely-than-not"). Amongst the aggregate conditions that must be satisfied for a sale of a non-current asset (or disposal group) to qualify as highly probable is that the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AF.	Critical judgment in applying accounting policies and use of estimates: (Cont.)

(2)	Critical judgment in applying accounting policies (cont.)

e.	Classification of investment property as held for use (cont.)

With respect to the transaction to sell the Group's investment properties in the U.S., as mentioned in note 29 B), Group's management is of the opinion that while some of the conditions to qualify for classifying the Group's U.S. investment property portfolio as held for sale have been met as of December 31, 2011 (EPN’s management did in fact have a plan in place to sell the assets and had negotiated a sales price for the portfolio during December 2011), as of such date it was not highly probable that the sale of said assets was expected to qualify for recognition as a completed sale within a 12-month period subsequent to December 31, 2011.

Management's primary arguments include: (i) being the transaction one of significant size in terms of total consideration and number of assets to be sold – $1.43 billion (of which $639 million assumed borrowings) and 47 assets, (ii) the lack of potential of buyers for a portfolio of the size of EPN’s. (iii) as of December 31, 2011 recession in the real estate markets, both in the U.S. and globally economy, and stress in the capital markets, which raise significant uncertainty for a transaction of that size to be completed within one year, (iv) the closing of the transaction is subject to the consent of four different lenders with respect to borrowings in the total of $639 million to be assumed as part of the transaction, (v) non-refundable deposit was not paid by the potential purchaser as of December 31, 2011, (vi) EPN management's own experience with past transactions it has been involved in, and (vii) a purchase and sale agreement, nor letter of intent, were executed as of December 31, 2011, hence some significant business terms were not agreed upon as of such date.

Based on the above, as of December 31, 2011 the investment properties of the U.S. portfolio were classified as held for use.

f.	Classification of trading property as current/non-current asset

The Company classifies its assets and liabilities as current or non-current based on the operating cycle of each of its operations (generally 12 months). Careful consideration is required with respect to assets and liabilities associated with the Group's operations of commercial centers and trading property, where by their nature the operating cycle is more than 12 months. For this operation, assets and liabilities are classified as current only if the operating cycle is clearly identifiable. In accordance with guidance set out in IAS 1 whereby the Company cannot clearly identify the actual operating cycle of a specific operation, then the assets and liabilities of that operation are classified as non-current. The Company's determination of its inability to clearly identify the actual operating cycle is a matter of judgment. A different conclusion can materially affect the classification of current assets and current liabilities. See also note 2E.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AG.	New accounting standards and clarifications issued that are not yet effective:

The following are new accounting standards, amendments to standards and clarifications which are applicable, or are expected to be applicable, to the Group, and which have not yet become effective:

•	IFRS 9, Financial Instruments

IFRS 9 issued in November 2009 introduces new requirements for the classification and measurement of financial assets. IFRS 9 amended in October 2010 includes the requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9 are described as follows:

IFRS 9 requires all recognised financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortised cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortised cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

The most significant effect of IFRS 9 regarding the classification and measurement of financial liabilities relates to the accounting for changes in the fair value of a financial liability (designated as at fair value through profit or loss) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, for financial liabilities that are designated as at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability's credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability's credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

IFRS 9 is effective from annual period beginning on January 1, 2015. Earlier application is permitted with certain relief.

At this stage, the management of the Company is unable to assess the effect of implementing the standard on its financial condition and results of operations.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AG.	New accounting standards and clarifications issued that are not yet effective: (cont.)

•	IFRS 10, Consolidated Financial Statements

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements. SIC-12 Consolidation - Special Purpose Entities has been withdrawn upon the issuance of IFRS 10. Under IFRS 10, there is only one basis for consolidation that is control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor's returns. Extensive guidance has been added in IFRS 10 to deal with complex scenarios.

IFRS 10 is effective from annual period beginning on January 1, 2013. Earlier application is permitted with certain relief.

At this stage, the management of the Company assess that the effect of implementing the standard will be immaterial.

•	IFRS 11, Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures. IFRS 11 deals with how a joint arrangement of which two or more parties have joint control should be classified. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangements. In contrast, under IAS 31, there are three types of joint arrangements: jointly controlled entities, jointly controlled assets and jointly controlled operations.

In addition, joint ventures under IFRS 11 are required to be accounted for using the equity method of accounting, whereas jointly controlled entities under IAS 31 could be accounted for using the equity method of accounting or proportionate consolidation accounting.

IFRS 11 is effective from annual period beginning on January 1, 2013.

As a result of applying IFRS 11, group companies, operating mainly in the commercial centers (trading property) segment, that through December 31, 2012 were presented based on the proportionate consolidation method, would be, commencing January 1, 2013, presented based on the equity method.

The management of the Company assess that the effect of implementing the standard in its financial statements will have a material effect on its financial position as of December 31, 2012 and results of operation for the year then ended, as illustrated in the following net amounts: total assets are expected to decrease in approximately NIS 330 million, long- and short-term liabilities are expected to decrease in approximately NIS 300 million, shareholder's equity is expected to decrease in approximately NIS 30 million, revenues and gains are expected to decrease in approximately NIS 70 million and the net loss is expected to increase in approximately NIS 30 million.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AG.	New accounting standards and clarifications issued that are not yet effective: (cont.)

•	IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than those in the current standards.

IFRS 12 is effective from annual period beginning on January 1, 2013. Earlier application is permitted with certain relief.

•	IFRS 13, Fair Value Measurement

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The Standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7 Financial Instruments: Disclosures will be extended by IFRS 13 to cover all assets and liabilities within its scope.

At this stage, the management of the Company estimates that the effect of implementing the standard is not to have a material effect on the Company's financial condition and results of operations.

•	Amendments to IAS 1, Presentation of Items of Other Comprehensive Income

The amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis.

The amendments to IAS 1 are effective for annual periods beginning on or after 1 July 2012. The presentation of items of other comprehensive income will be modified accordingly when the amendments are applied in the future accounting periods.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AG.	New accounting standards and clarifications issued that are not yet effective: (cont.)

•	Annual Improvements 2009-2011 (May 2012)

IAS 1 - Clarification of the requirements for comparative information.

According to the amendment, in cases in which the entity perform restatement accounting policies and/or perform reclassification in its financial statements, which significantly affects the balance sheets as for the beginning of the period preceding the reporting year, it should present in the balance sheets for that date. In addition, the amendment clarifies that companies are not required to present notes with respect to the additional statement in the balance sheets.

The amendment is effective for annual periods beginning on or after 1 January 2013, with earlier application permitted. The amendments will be implemented retrospectively in accordance with IAS 8.

•
Amendments to IFRS 10, IFRS 12 and IAS 27, Investment Entities Amends IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities and IAS 27 Separate Financial Statements to:

o
provide 'investment entities' (as defined) an exemption from the consolidation of particular subsidiaries and instead require that an investment entity measure the investment in each eligible subsidiary at fair value through profit or loss in accordance with IFRS 9 Financial Instruments or IAS 39 Financial Instruments: Recognition and Measurement

o
require additional disclosure about why the entity is considered an investment entity, details of the entity's unconsolidated subsidiaries, and the nature of relationship and certain transactions between the investment entity and its subsidiaries

o
require an investment entity to account for its investment in a relevant subsidiary in the same way in its consolidated and separate financial statements (or to only provide separate financial statements if all subsidiaries are unconsolidated).

The amendments are effective for annual periods beginning on or after 1 January 2014, with earlier application permitted.

At this stage, the management of the Company is unable to assess the effect of implementing the standard on its financial condition and results of operation.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3  -     FINANCIAL POSITION AND GOING CONCERN ASSUMPTION

A.	The Company

(1)
Until February 2013, the Company repaid all the principal and interest payments relating, inter alia, to its debenture and bank loans according to their schedules. According to the repayment schedules of the Company’s Series 1 and Series A to Series G debentures (collectively, the "Notes"), the Company is required to repay the Note holders principal and interest in the aggregate amount of NIS 599 million for the period commencing February 1, 2013 until February 1, 2014. In addition, as of December 31, 2012, the Company failed to comply with certain financial covenants under Israeli long-term bank loans in the total amount as of such date of NIS 290 million. Accordingly, said amount is presented as short-term liability (see also note 31C). All said amounts relate to the Company on a standalone basis.

(2)
During 2012 and 2011, the Company recorded loss in the amount of NIS 456 million and NIS 247 million, respectively, out of which an amount of NIS 406 million and NIS 371 million, respectively, is attributable to non-cash write downs of Plaza’s trading properties, mainly in the CEE.

(3)
In the Beginning of February 2013, management's original cash collecting plan confronted delays, inter alia, due to the postponement in the distribution of dividend from Plaza as well as decline in the recent period in the price of Plaza's stock.

(4)
On February 5, 2013, the Company's Board of Directors decided to delay, at this stage, the payments of principal to Series A and Series B Note holders (scheduled for February 21, 2013) in the total amount of NIS 82 million. In addition, the Board resolved to authorize the management of the Company to commence accelerated negotiations with the trustees and representatives of all the Notes holders, in an attempt to formulate an agreement with all the debenture holders that will enable the Company to meet all its obligations.

(5)	On February 19, 2013, the Board of Directors of the Company resolved to suspend also any interest payments relating to all the Notes. See also note 31G.

(6)
As a result of the above mentioned and as mentioned in notes 31 C and D, as for the date of the approval of these financial statements, the Company is in cross default with respect to loans received by the Company, loans received by subsidiaries, for which the Company is a guarantor, and debentures in the total amount of NIS 2,857 million.

Management's plans concerning these matters, mainly a proposed restructuring for its borrowings, are described in Note 31F.

(7)
The Company's ability to meet all its obligations in the foreseeable future is highly dependent on the Company's ability to restructure its debt as mentioned in note 31 F. The aforesaid, together with the above described matters and the profound complexity associated with the negotiation process to reach the debt restructuring as mentioned in note 31 I, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3  -      FINANCIAL POSITION AND GOING CONCERN ASSUMPTION  (CONT.)

B.	Plaza Centers ("PC")

PC's financial statements, which are consolidated in the Company's financial statements, have been prepared assuming that PC will continue as a going concern. On November 14, 2013, PC announced that its board of directors has concluded that PC will withhold payment on the upcoming maturities of PC's bonds and approach the creditors of PC with a restructuring plan. Specifically, PC's board resolved to withhold the repayment of approximately EUR 15 million to its Polish bondholders due on November 18, 2013; and approximately additional EUR 17 million to Israeli bondholders due on December 31, 2013 (total of NIS 152 million).

On November 18, 2013 PC which is incorporated in The Netherlands, filed for reorganization proceedings (surseance van betaling) with the District Court of Amsterdam (the “Court”) and submitted a restructuring plan to the Court. Pursuant to Dutch reorganization proceedings, the Court has appointed an administrator to manage the affairs of PC together with its existing management; ordinary unsecured creditors become subject to a stay; and PC has the ability to restructure its debts during the moratorium with majority consent of its creditors.

The above described raise substantial doubt about PC's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4   -     SHORT-TERM DEPOSITS AND INVESTMENTS

A.	Composition:

	December 31
	2 0 1 2		2 0 1 1
	Interest
	rate
	%	(in thousand NIS)

Deposits at banks and financial institutions:
U.S. Dollar (i)	see (i) below	122,744	130,200
EURO (ii)	see (ii) below	46,957	86,017
NIS (iii)	see (iii) below	11,937	9,054
Credit linked note (see Note 19 E(3))		43,306	-
Others restricted deposits		5,169	17,899
		230,113	243,170
Marketable securities held for trading:
Shares		10,675	21,466
		10,675	21,466
Available for sale financial assets (iv)	see (iv) below	87,042	144,702

		327,830	409,338

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4   -     SHORT-TERM DEPOSITS AND INVESTMENTS (Cont.)

A.	Composition (cont.)

(i)
As of December 31, 2012, deposits in a total amount of NIS 34 million are restricted in respect of bank facilities requirements, which bear interest of 0%. An additional NIS 54 million are restricted in respect of tax and wind up payments expected following the US transaction, and bears annual interest of 0.3%.

As of December 31 2011, an amount of NIS 31.9 million is restricted due to bank facility agreements signed to finance investment property in USA.

An amount of NIS 33.9 million and NIS 20.3 million as of December 31, 2012 and 2011, respectively, is restricted due to bank facility agreements. (Refer to note 19). This amount carries an annual interest rate approximately 1.1%-0.6%. An amount of NIS 75 million as of December 31, 2012 carries an annual interest rate approximately of 0.98%.

(ii)
An amount of NIS 32 million and NIS 20.2 million as of December 31, 2012 and 2011, respectively, is restricted due to bank facility agreements signed to finance projects in Eastern Europe. These amounts carry an annual interest rate ranging between 0% and overnight LIBOR. An amount of NIS 10 million and NIS 10.3 million as of December 31, 2012 and 2011, respectively, is restricted in respect of IRS transaction. This amount is carrying fixed interest rate of 3.2%. An amount of NIS 48 million as of December 31, 2011 is pledged as security for derivative and financial instrument transactions with banks and financial institutions which bears an interest of 1 month Euribor.

(iii)	As of December 31, 2012 an amount of NIS 12 million is restricted in respect of bank facility agreement signed. The restricted amount is not carrying interest.

As of December 31, 2011 an amount of NIS 9 million is restricted due to bank credit to finance the Retail operation.

(iv)
Interest-bearing available-for-sale financial assets with a face value of NIS 58 million and NIS 123 million are outstanding as of December 31, 2012 and 2011, respectively. The available-for-sale financial assets have stated interest rates of 1% to 13%. As at December 31, 2012, part of the AFS Portfolio in the amount of NIS 3 million is pledged against secured bank loan.

The balance includes in addition NIS 24 million and NIS 13 as of December 31, 2012 and 2011, respectively, representing 1.7 million and 1 million shares of Park Plaza Hotels Limited as of December 31, 2012 and 2011, respectively (see note 12 C and D).

B.	For Liens - see note 23D.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5   -     TRADE ACCOUNTS RECEIVABLES

	December 31
	2 0 1 2	2 0 1 1
	(in thousand NIS)

Outstanding accounts	57,661	88,175
Less - allowance for doubtful accounts	(10,133)	(16,126)
	47,528	72,049

NOTE 6   -     OTHER RECEIVABLES

	December 31
	2 0 1 2	2 0 1 1
	(in thousand NIS)

Income taxes	7,320	5,800
Governmental institutions (i)	11,754	32,485
Related parties	5,715	6,151
Loans to third parties (ii)	65,013	38,595
Insurance company receivable (refer to note 8C)	37,454	-
Other	9,020	18,535
	136,276	101,566

(i)	As of December 31 2011, Includes mainly VAT receivable due to projects in Poland.

(ii)
The balance as of December 31, 2012 and 2011, respectively includes current maturities in the amount of NIS 46 million and NIS 13 million with respect to loans denominated in EURO provided to Park Plaza’s subsidiary regarding the sale of the Group's hotels in UK in 2010 (see note 9A (v) and 12 C)).

The remaining balances as of December 31, 2012 and 2011 include loans mainly to partners in jointly controlled entities.

NOTE 7     -   PREPAYMENTS AND OTHER ASSETS

	December 31
	2 0 1 2	2 0 1 1
	(in thousand NIS)
Advance to suppliers	13,325	8,115
Prepaid expenses	9,765	16,824
	23,090	24,939

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8    -   TRADING PROPERTY

A.	Composition:

	December 31
	2 0 1 2	2 0 1 1
	(in thousand NIS)

Balance as of January 1	4,556,616	4,192,241
Acquisition and construction costs	139,664	422,241
Disposal during the year	(108,629)	-
Capitalized borrowing costs	134,288	192,993
Write-down to net realizable value (see C, G below and note 26J)	(453,835)	(272,990)
Foreign currency translation adjustments	(69,399)	22,131
Balance as of December 31 (1)	4,198,705	4,556,616

(1)
The balance as of December 31, 2012 includes cost of large scale projects (Bangalore in India, Casa Radio in Romania and Dream Island in Hungary) in a total amount of NIS 1,253 million (as of December 31, 2011 - NIS 1,471 million).

B.	Additional information:

	December 31
	2 0 1 2	2 0 1 1
	(in thousand NIS)

Accumulated write-down to net realizable value	995,635	541,800

Composition of trading property per stages of development:
Under operation (*)	1,454,693	1,006,443
Under construction	90,241	608,688
Under planning and design	2,653,771	2,941,485
Total	4,198,705	4,556,616

(*)
In accordance with PC's strategic business model which is to construct commercial centers for sale while producing gains, commercial centers for which construction has been completed but not yet sold due to market condition as of the balance sheet date, are under operation but still designated for sale. See C below.

Regarding business segments and geographical areas, see note 28.

Composition of trading property distinguished between freehold and leasehold rights:

	December 31
	2 0 1 2	2 0 1 1
	(in thousand NIS)

Freehold	3,011,593	3,290,518
Leasehold	1,187,112	1,266,098
	4,198,705	4,556,616

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8     -   TRADING PROPERTY (CONT.)

C.	Additional information in respect of PC's trading property:

Commercial centers - As of December 31, 2012 PC, has seven commercial centers under operation, two of which has been completed during 2012 in Kragujevac, Serbia and in Koregaon, India.

Office buildings - During 2012, PC started the sale of office space in Kharadi in Pune, India.

The remainder of PC's projects are either in the design phase or waiting for permits. Commencement of construction of these projects is depending, amongst other things, on the availability of external financing.

Fire at the shopping center of the Company’s subsidiary in India

In June 2012, a fire event occurred at a shopping center of the PC’s subsidiary in Pune, India, which resulted in a temporary close-down of the shopping center.

The subsidiary maintains comprehensive general liability and property insurance, including business interruption insurance, with loss limits that the PC’s subsidiary is of the opinion will entitle it with substantial and broad coverage for the currently foreseeable losses arising from this event.

As a result of the fire event, the Company recorded an impairment of NIS 50 million to its trading property asset. Based on the insurance company’s valuator report, management of the Company determined that it is virtually certain that the subsidiary would be reimbursed by the insurance company. Accordingly, the Group recorded a receivable in the amount of INR 529 million (see note 6), which has been collected in June 2013.

Disposal of a projects in Bulgaria and Hungary

In July 2012, PC sold its stake (51%) in a plot of land located in Sofia, Bulgaria for a total consideration of NIS 0.5 million. According to the terms of the transaction, bank loans and other liabilities in a total amount of NIS 65 million were assumed by the buyer. No gain or loss was recorded as a result of this transaction.

In October 2012, PC, through its jointly held subsidiary in Hungary, disposed of a plot of land adjacent to its Dream Island property plot in Budapest, Hungary. As part of the transaction, a loan in the amount of EUR 5.9 million (NIS 29 million) (Company portion) was assigned to the buyer, and the plot in a total book value of EUR 4.5 million (NIS 22 million) was disposed of.  As a result of this transaction a gain of EUR 1.4 million (NIS 7 million) was included in 2012 income statement.

The following table summarises general information regarding PC's significant trading property projects (excluding trading property projects in India which are held jointly by PC and the Company (see D below).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 8     -   TRADING PROPERTY (CONT.)

C.	Additional information in respect of PC's trading property: (cont.)
			As of December 31, 2012
Project	Location	Purchase / transaction date	Rate of ownership by PC (%)	Nature of rights	Status of registration of land	Status of the project

Suwalki Plaza	Poland	Jun-06	100	Ownership	Completed	Operational
Zgorzelec Plaza	Poland	Dec-06	100	Ownership	Completed	Operational
Torun Plaza	Poland	Feb-07	100	Ownership	Completed	Operational
Lodz residential	Poland	Sep-01	100	Ownership/ Perpetual usufruct	Completed	Planning and development stage
Lodz – plaza	Poland	Sep-09	100	Perpetual usufruct	Completed	Planning and development stage
Kielce Plaza	Poland	Jan-08	100	Perpetual usufruct	Completed	Planning and development stage
Lesnzo Plaza	Poland	Jun-08	100	Perpetual usufruct	Completed	planning and development stage
Liberec Plaza	Czech Republic	Jun-06	100	Ownership	Completed	Operational
Roztoky	Czech Republic	May-07	100	Ownership	Completed	Planning and development stage
Riga Plaza	Latvia	Feb-04	50	Ownership	Completed	Operational
Koregaon Park	India	Oct-06	100	Ownership	Completed	Operational
Kharadi	India	Feb-07	50	Ownership	Completed	Under construction
Trivandrum	India	Jun-07	50	Ownership	Completed	Planning and development stage
Casa Radio	Romania	Feb-07	75	Leasing for 49 years	Completed	Planning and development stage
Timisoara Plaza	Romania	Mar-07	100	Ownership	Completed	Planning and development stage
Miercurea Csiki Plaza	Romania	Jul-07	100	Ownership	Completed	Planning and development stage
Iasi Plaza	Romania	Jul-07	100	Ownership	Completed	Planning and development stage
Slatina Plaza	Romania	Aug-07	100	Ownership	Completed	Planning and development stage
Targu Mures Plaza	Romania	Mar-08	100	Ownership	Completed	Planning and development stage
Hunedoara Plaza	Romania	Feb-08	100	Ownership	Completed	Planning and development stage
Constanta Plaza	Romania	July-09	100	Ownership	Completed	Planning and development stage
Belgrade Plaza	Serbia	Aug-07	100	Ownership	Completed	Planning and development stage
Kragujevac Plaza	Serbia	Oct-07	100	Lease for 99 years	Completed	Operational
Sport-Star Plaza	Serbia	Dec-07	100	Ownership	Completed	Planning and development stage
Shumen Plaza	Bulgaria	Nov-07	100	Ownership	Completed	Planning and development stage
Dream Island	Hungary	Sep-03	43.5	Ownership	Completed	Planning and development stage
Arena Plaza Extension	Hungary	Nov-05	100	Land use rights	Completed	Planning and development stage
Uj Udvar	Hungary	Sep-07	35	Ownership	Completed	Planning and development stage
Helios Plaza	Greece	May-02	100	Ownership	Completed	Planning and development stage

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8    -   TRADING PROPERTY (CONT.)

D.	Additional information in respect of trading property in India:

The following information relates to trading property held by Elbit-Plaza India Real Estate Holding Limited ("EPI"), the total amount of which as of December 31, 2012 amounts to NIS 614 million. EPI is jointly controlled by the Company and PC (see note 11D).

(1)	Chennai, India

In December 2007, EPI executed agreements for the establishment of a special purpose vehicle (“Chennai Project SPV”) together with one of the leading real estate developers in Chennai ( “Local Partner”). Subject to the fulfillment of certain conditions, the Chennai Project SPV undertook to acquire the ownership and development rights in and up to 135 acres of land situated in the Sipcot Hi-Tech Park in the Siruseri District of Chennai, India. Under the agreement, EPI’s investment in the Chennai Project SPV will be a combination of investment in shares and compulsory convertible debentures.  Due to changes in market conditions, EPI and Chennai Project SPV later decided to limit the extent of the project to 83.4 acres.

Under these agreements, EPI is to hold 80% of the equity and voting rights in the Chennai Project SPV, while the Local Partner will retain the remaining 20%. The project land is to be acquired by the SPV in stages subject to such land complying with certain regulatory requirements and the due diligence requirements of EPI. Through December 31, 2012 the Chennai Project SPV has completed the purchase of approximately 75 acres out of the total 83.4 acres for consideration of a total of INR 2,367 million (NIS 161 million) (EPI share). In addition, as of such date, EPI paid advances in the amount of INR 564 million (NIS 38 million) in order to secure acquisition of an additional 8.4 acres.

The parties have entered into a shareholders' agreement in respect of the management of the Chennai Project SPV, which provides, among other matters, for a five member board of directors, with one member appointed by the Seller for so long as it maintains a 10% holding in the Chennai Project SPV and four members appointed by EPI. The shareholders' agreement also includes pre-emptive rights and certain restrictions pertaining to transferring of securities in the Chennai Project SPV. Profit distributions declared by the Chennai Project SPV will be distributed in accordance with the parties' proportionate shareholdings, subject to EPI's entitlement to receive certain preferential payments out of the Chennai Project SPV’s cash flow, as determined in the agreements.

The consummation of the agreements will be accomplished in stages, and is subject to the fulfillment of certain regulatory requirements, as well as to the Company's satisfactory due diligence investigations, in respect of each stage. However, as for December 31, 2012 EPI is negotiating certain changes in the project's implementation plan and holding structure, which would require changes also in the respective agreements. Among other things, should those changes be accepted, EPI shall not be required to advance more financing to the project in addition to the amounts mentioned above and shall hold all the issued and outstanding share capital of the SPV. Further, EPI is currently operating to secure a joint development agreement with local developer(s) for the development of the project land, in accordance with the aforementioned guidelines. See also note 31 J.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8    -   TRADING PROPERTY (CONT.)

D.	Additional information in respect of EPI's trading property: (cont.)

(2)	Bangalore, India

Amended Framework Agreement (March 2008)

In March, 2008 EPI entered into an amended and reinstated share subscription and framework agreement (the "Amended Framework Agreement"), with a third party (the "Partner"), and a wholly owned Indian subsidiary of EPI ("SPV"), to acquire, through the SPV, up to 440 acres of land in Bangalore, India (the "Project Land") in certain phases as set forth in the agreement. As of December 31, 2012, the Partner has surrendered land transfer deeds in favour of the SPV to a trustee nominated by the parties for approximately 54 acres for a total aggregate consideration of approximately INR 2,843 million (NIS 194 million), presented in the statement of financial position as of December 31, 2012 and 2011 as trading property. Upon the actual transfer of title of such 54 acres, the Partner will be entitled to receive 50% of the shareholdings in the SPV.

In addition, the SPV has paid to the Partner advances of approximately INR 2,536 million (NIS 173 million) on account of future acquisitions by the SPV of a further 51.6 acres. Such amount is presented in the statement of financial position as of December 31, 2012 and 2011 as other non-current asset (refer to note 14).

As detailed below, on July 22, 2010, EPI, the SPV and the Partner entered into a new framework agreement which has not yet come into force (the "New Framework Agreement"). The New Framework Agreement provides that in case it does not eventually come into full force and effect, the terms of the Amended Framework Agreement will govern, according to which the Group's additional investments in the Project Land may reach up to INR 10,500 million (NIS 716 million). Nonetheless, although certain conditions precedent under the New Framework Agreement has not been met, EPI, the SPV and the Partner are actually pursuing the project in accordance with the provisions of the New Framework Agreement (for a description of the New Framework Agreement, please see the next paragraph).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8     -   TRADING PROPERTY (CONT.)

D.	Additional information in respect of EPI's trading property: (cont.)

(2)	Bangalore, India (cont.)

New Framework Agreement (July 2010)

On July 22, 2010, a new set of arrangements was entered into between, EPI, the SPV and the Partner (the "New Framework Agreement" as defined above) which established new commercial understandings pertaining, inter alia, to the joint development of the Project Land and its magnitude and financing, the commercial relationships and working methods between the parties and the distribution mechanism of the revenues from the Project Land.
In accordance with the New Framework Agreement, the following commercial terms have been, inter alia, agreed between the parties:

•	EPI will remain the holder of 100% of the shareholdings and the voting rights in the SPV.

•	The scope of the new Project will be decreased to approximately 165 acres instead of 440 acres (the "New Project").

•	The Partner undertakes to complete the acquisitions of the additional land and/or the development rights therein in order to obtain the ownership and/or the development rights over the said 165 acres.

•	The SPV and/or EPI will not be required to pay any additional amounts in respect of such acquisitions or with respect to the Project and its development.

•	The project will be re-designed as an exclusive residential project.

The Project will be executed jointly by the Partner and the SPV. The Partner (or any of its affiliates) will also serve as the general contractor of the Project and the marketing manager of the Project. Under the New Framework Agreement the Partner is committed to a maximum construction costs threshold, minimum sale prices and a detailed timeline and budget with respect to the development of the Project.

The net proceeds from the Project (including the proceeds from any sale by the Partner or any transaction with respect to the original lands which do not form part of the said 165 acres) will be distributed (following a reserve mechanism to enable the Partner to utilize a portion of the proceeds for construction costs and expenses) in a manner by which the Group's share will be approximately 70% until such time that EPI’s investment in the amount of INR 5,780 million (approximately NIS 0.4 billion) (“EPI’s Investment”) plus an internal return rate of 20% per annum calculated from September 30, 2009 ("IRR") is paid to the SPV (on behalf of EPI) (the "Discharge Date").

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8    -   TRADING PROPERTY (CONT.)

D.	Additional information in respect of EPI's trading property: (cont.)

(2)	Bangalore, India (cont.)

New Framework Agreement (July 2010) (cont.)

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

The terms of the New Framework Agreement will enter into full force and effect upon execution of certain ancillary agreements as set forth therein, however, EPI, the SPV and the Partner are actually pursuing the project in accordance with the New Framework Agreement.

As of December 31, 2012 and 2011, the SPV operations are proportionately (50%) consolidated with those of the Company, since significant decisions in respect of the Project Land require the consent of both EPI and the Partner.

Planning Status

In January 2011, the Partner has submitted the development plans pertaining to approximately 84 acres included in the scope of the new project of 165 acres to the local planning authority, the Bangalore Development Authority (“BDA”). In October 2011, the BDA had notified the Partner that the development plans cannot be considered due to a future eminent domain proceedings with respect to the lands on which the new project is proposed to be situated (among other lands in the same area). The government has not yet published final notice in that respect, as required by law in order to validate such eminent domain plan.

In January 2012, the Partner applied to the State High Court, requesting to issue a court order directing the BDA to consider the development plans. In March 2012, the court awarded a judgement pertaining to approximately 49 Acres, ordering the BDA to consider the development plan relating to such 49 Acres (“Development Plan”), while ignoring any future eminent domain program that may be considered by the state authorities. In December 2012, the BDA decided to submit the development plans pertaining to aforementioned 49 acres to the Sensitive Zone Sub-Committee of the BDA and in January 2013, the Sensitive Zone Sub-Committee of the BDA granted its approval to the aforementioned Development Plan.

In May 2013, the court awarded a judgement pertaining to approximately 35 Acres, ordering the BDA to consider the development plan relating to such 35 Acres, while ignoring any future eminent domain program that may be considered by the state authorities. See also note 31 J

E.
As of December 31, 2012 the Group pledged trading property in the amount of NIS 1,613 million in order to secure borrowings provided to the Group by financial institutions in the total amount of NIS 1,212 million. See also note 23D.

F.	As for commitments in respect of construction services and purchase of plots, see note 23A (3).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8     -   TRADING PROPERTY (CONT.)

G.
Most projects classified as trading property were valued as of December 31, 2012 by independent third party appraisers. PC's management made adjustments to the fair values determined by the relevant appraiser to reflect the net realizable value of each trading property by neutralizing the developer's expected profits on costs from the valuations (apart from projects that for determining the impairment charge associated therewith their fair value was set as their net realizable value, see note 2M).

Significant assumptions regarding the value of the projects upon completion (on the basis of weighted averages) used in the valuations as of December 31, are presented below:

	Retail		Offices
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1

Estimated rental prices per sqm per month (in EURO)
Romania	6-24	10-30	10.5	11
Czech Republic	N/A	10-15	N/A	13
Serbia	16-34	10-24	14	14
Latvia	N/A	16	N/A	N/A
Poland	8-18	9-20	N/A	N/A
Greece	27	27	N/A	N/A
Hungary	15	8-25	11-11.75	11.75
India	5-19	8-22	N/A	N/A

Average risk adjusted yield used (in percentage)
Romania	8-9.75	8.00-8.75	8.5	8.50
Czech Republic	8.35-8.66	7.25	N/A	7.25
Serbia	9-9.75	9.00-9.75	9.25	9.25
Latvia	8.75	8.40	N/A	N/A
Poland	7.5-8.5	7.25-8.00	N/A	N/A
Greece	8.5	8.25	N/A	N/A
Hungary	7.5-9	8.25-8.75	8.5	8.50
India	12	11	N/A	N/A

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9     -   DEPOSITS, LOANS AND OTHER LONG-TERM BALANCES

A.	Composition:

	December 31
	2 0 1 2	2 0 1 1
	(in thousand NIS)

Deposits at banks and financial institutions (i)	71,532	57,519
Held to maturity financial instruments (ii)	-	187,648
Financial instruments designated at FVTPL (iii)	-	62,701
Derivative measured at FVTPL (iv)	22,934	15,148
Loans to third parties (v)	46,057	60,296
Loans to associates	-	3,126
Others	3,956	6,843
	144,479	393,281
Less - current maturity	(89,363)	(13,204)
	55,116	380,077

(i)
December 31, 2012: Comprised mainly of NIS 10 million linked to the EURO and bearing annual interest rate of 0.2%-1.2% per annum and NIS 18 million linked to the NIS bearing interest of 1.5% per annum. Also include NIS 45 million credit link note (see Note 19 E(3)). December 31, 2011: Comprised mainly of NIS 27 million linked to the EURO and bearing annual interest rate of 0.2%-3.2% per annum, and NIS 23 million linked to the NIS bearing interest of 2.4% per annum. All deposits are mainly pledged as security for the repayment of long term borrowing, construction and other liabilities obtained by Group companies, which have been included as due and payable concurrently with the liabilities repayment dates.

(ii)
An amount of €38.0 million (NIS 188 million) was invested by PC in financial note ("Note") for a period of 15 years. The Note bear an interest of 11.5%-12% per annum, which is payable only if the margin between the 30 years EURO swap interest rate and the 10 years EURO swap interest rate (measured on a daily basis) is higher than the margin stated in the agreement. In June 2012, PC sold the Note for a total consideration of EUR 37.2 million (NIS 183 million). PC used the proceeds to repay a loan granted from issuer of the Note of a total amount of EUR 26.2 million (NIS 129 million).

(iii)
An amount of €13 million (NIS 64 million) was invested by PC in financial notes ("Notes") which pays a variable interest linked to the 10 year EURO CMS (Constant Maturity Swap, which is the mid-market annual swap rate) rate subject to a minimum annual interest rate of 6.25% and a maximum annual interest rate of 12.50%. In June 2012, PC sold the Note for a total consideration of EUR 13.5 million (NIS 66 million). PC used the proceeds to repay a loan granted from issuer of the Notes of a total amount of EUR 10 million (NIS 49 million), and the net proceeds totaled NIS 14.5 million.

(iv)
The balance as of December 31, 2012 and 2011 includes an amount of GBP 2.5 and 2.6 million (NIS 15) with regard to the sale of the Group's hotels in UK. As of December 31, 2012, the balance also include amount of GBP 1.2 (NIS 8) with regard to the sale of the Group's hotels in The Netherland. Said amounts determined by a third party expert and represents the fair value of a derivative contemplated in the sale agreements (see note 12 C and D).

(v)
The balance as of December 31, 2012 and 2011 includes an amount of NIS 46 million and  NIS 59 million respectively, with respect to long-term loans provided to Park Plaza’s subsidiary regarding the sale of the Group's hotels in London (see Note 6 (ii) and 12 C). As for collateral of this loan see note 23 D (1).

B.	Liens - see note 23D.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10  -     INVESTMENTS IN ASSOCIATES

A.	Composition:

	December 31
	2 0 1 2	2 0 1 1
	(in thousand NIS)

Cost	75,330	82,058
Accumulated losses, net	(55,768)	(54,576)
Initial recognition of investment in associate due to loss of control over a subsidiary (ii)	150,752	-
Disposal of an associate	-	(11,097)
Foreign currency translation adjustments	(6,289)	(5,829)
Total (i)	164,025	10,556

(i) Including goodwill	18,795	19,851

	December 31
	2 0 1 2	2 0 1 1
	(in thousand NIS)

Equity Investment	315,032	322,458
Company's share in losses of associates	(522,008)	(496,080)
Reserve related to Company's loan	15,875	-
Reserve from transaction with non controlling interest	8,873	8,991
Conversion of loans into shareholders' equity	116,406	-
Gain from loss of control over a subsidiary	216,574	-
	150,752	(164,632)

Investments in associates are comprised of:
Insightec (48%) (ii)	150,752	-
Gamida (31%)	18,864	16,085
Other	(5,591)	(5,529)

B.	InSightec Ltd. ("InSightec")

(1)
InSightec Ltd. is engaged in the development, manufacturing and marketing of medical treatment systems, based on a unique technological platform, which combines the use of a focused ultrasound beam and a magnetic resonance imaging guided focused ultrasound treatment equipment  ("MRgFUS technology") intended for the treatment of non-invasive tumors in the human body.

Substantially all of InSightec's current sales are derived from a few applications of InSightec's products. Other applications of InSightec's technology are in the early stages and there can be no assurance that these applications will be successful. InSightec is continuing research and development for additional applications for such products.

As of December 31, 2011, the Group held 65.9% in InSightec and 53.05% on a fully diluted basis.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10  -     INVESTMENTS IN ASSOCIATES (CONT.)

B.	InSightec Ltd. ("InSightec") (cont.)

(2)	Loss of control over Insightec

During 2012 the Group has entered into a share purchase agreement with GE and certain other shareholders of InSightec ("Other Investors") and an investment agreement with GE pursuant to which GE and the Other Investors invested a total amount of approximately US$ 44 million in InSightec. The main terms of the Transaction are as follows:

(i)
GE invested US$ 27.6 million in cash in exchange for InSightec's series C preferred shares. Simultaneously, Other Investors invested approximately US$ 3.3 million in cash in consideration for InSightec's series C preferred shares.

(ii)	GE and the Group converted all outstanding shareholder loans which have been granted to InSightec, into InSightec's series B-1 preferred shares in accordance with the terms of such loans.

(iii)
The Transaction reflects a post money valuation of InSightec of approximately US$ 105.9 million (or pre money valuation of US$ 75 million and following the conversion of the loans as described in II above).

(iv)
As part of the Investment Agreement GE and InSightec signed a Technology, Co-operation and Distribution Agreement. This agreement replaced the 2005 Global Distribution Agreement and two other prior agreements between InSightec and GE. According to the agreement, GE was awarded world-wide distribution rights for marketing and sales of InSightec's products. The Agreement also requires that the InSightec's products be compatible with GE imaging equipment for a period of five years or earlier upon the occurrence of certain events. This Agreement also provides GE with: (i) a right of first negotiation for exclusive distribution of new InSightec's products; (ii) a first priority right to quote and sell to new GE customers; and (iii) a first priority right to quote and sell new products to existing GE customers. The agreement also sets up a framework pursuant to which InSightec and GE will cooperate regarding mutual technology alignment and development.

(v)	As for December 31, 2012 the Group holdings in InSightec reduced to approximately 48%, and 41% on a fully diluted basis.

Upon the closing of the Transaction in December 2012, the Group will no longer have the right to appoint the majority of InSightec's directors and therefore Group ceased to present its investments in InSightec on a fully consolidated basis but rather the investments therein are presented in these financial statements based on the equity method of accounting. In addition, upon the closing of the Transaction the Group recorded based on external independent valuator a gain in the amount of NIS 216 million which is presented in the discontinued operation results.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 -     INVESTMENTS IN ASSOCIATES (CONT.)

C.	Gamida Cell Ltd. ("Gamida"):

Gamida is engaged in the development of stem cell therapeutics based on its proprietary technologies for stem cells expansion. As of December 31, 2012, the Group holds 30.8% in Gamida's voting and equity rights (28.8% on a fully diluted basis) and the rights to appoint 20% of the board members.

In February 2006, Teva Pharmaceutical Industries Ltd. ("Teva"), one of Gamida's shareholders, and Gamida executed an agreement for the establishment of a JV Company ("JV"). The sole purpose of the JV is commercialization of certain products based on Gamida's technology.

In May, 2012 Gamida completed her internal investment round, held by the existent shareholders, in the frame of which, a sum of $10 million raised for the financing of Gamida's activity ("the Investment Round").

In the frame of the Investment Round, the Company invested in Gamida an amount of approximately $3 million, in order to preserve its ownership percentage in Gamida.

D.	The following is summarized data outlining items extracted from the associates' financial statements:

	Gamida		Insightec
	As at December 31
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1
	(in thousand NIS)		(in thousand NIS)
Assets	29,950	31,947	106,928	24,940
Liabilities	(16,687)	(34,851)	(81,368)	(284,791)
Net assets	13,263	(2,904)	25,560	(259,851)

	Gamida			Insightec
	Year ended December 31
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2	2 0 1 1	2 0 1 0
	(in thousand NIS)			(in thousand NIS)
Revenues	-	-	-	69,457	56,602	33,621
Loss	(26,364)	(33,252)	(26,917)	(59,914)	(101,913)	(77,032)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11   -  ADDITIONAL INFORMATION AS TO INVESTMENTS IN MATERIAL SUBSIDIARIES AND CHANGES THEREOF

A.	Elbit Medical Technologies:

In November 2010, the Company closed a transaction to restructure its holdings in the medical companies InSightec Ltd. ("InSightec") and Gamida Cell Ltd. ("Gamida"), under Elbit Medical Technologies Ltd., an Israeli company traded on the TASE ("Elbit Medical"). In consideration for the Group's holdings in InSightec representing as of the closing date of the transaction 69.3% of InSightec's outstanding share capital (see note (10 B above) below) and the Group's shares of Gamida representing as of the closing date of the transaction 31.6% of Gamida's outstanding share capital (see note 10 C above), the Company was issued with Elbit Medical shares representing a 90% interest in Elbit Medical and was granted options at zero exercise price to acquire shares of Elbit Medical, which together with the aforesaid shares constitute as of the closing date of the transaction 97.9% of Elbit Medical's share capital (on a fully diluted basis). As for December 31, 2012, the Company holds 95.63% of Elbit Medical on a fully diluted basis.

In addition, in December 2010, Elbit Medical issued shares in a private placement in the aggregate amount of NIS 19 million (approximately $4.8 million), including a two year option to invest an additional aggregate amount of NIS 19 million (approximately $4.8 million).

B.	Plaza Centers N.V. ("PC"):

(1)
PC conducts its activities in the field of establishing, selling and operating (until their sale) shopping and entertainment centers, as well as other mixed use projects (retail, office, residential) in Central and Eastern Europe, and India. As of December 31, 2012 the Group holds 62.52% in PC (56.24% on a fully diluted basis).

(2)	PC share repurchase program

In August 2010, the Company sold 15 million shares of PC in consideration for approximately NIS 98 million. The difference between the book value of the shares sold and the consideration received resulted in a loss of approximately NIS 48 million which was recognized to the equity holders of the Company.

During 2011, the Company purchased 788,100 of PC shares representing approximately 0.3% of PC's share capital for the total amount of NIS 2.6 million. The difference between the consideration and book value of the shares (resulted in a gain) is approximately NIS 5.3 million recognized to the equity holders of the Company.

In September 2011, PC distributed an interim dividend payment to its shareholders of €30 million (NIS 148 million). Of this, the Company and its wholly owned subsidiary have received a total distribution amount of €18.6 million (NIS 92 million).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11   -  ADDITIONAL INFORMATION AS TO INVESTMENTS IN MATERIAL SUBSIDIARIES AND CHANGES THEREOF (CONT.)

B.	Plaza Centers N.V. ("PC"): (cont.)

(3)	PC Bondholder agreement

In September 2011, PC reached an agreement with holders of its Series A and B Bonds (the “Bondholders”) with regards to PC dividend distributions in the years 2012-2013, should any be declared.

The agreement, which was approved by vast majority of PC’s Bondholders, places certain covenants and conditions on dividend payments by PC during 2012-2013. A summary of the major terms in the agreement is as follows:

•	The total dividend will be capped at €30 million (NIS 148 million) per annum for each of the years 2012 and 2013.

•	Distribution of dividends will be made only from the net cash flows derived from the realization of assets and will be capped at 50% of net cash flows received.

•
Should a dividend be distributed while the average market yield of PC’s series A and B bonds exceeds a certain threshold, PC shall retain, for a period of 12 months following the dividend payment, a sum of not less than €70 million (NIS 346 million) in reserve accounts, of which a sum equal to the dividend payment can be used solely for the repurchase of bonds and / or making principal and interest payments to PC’s bondholders.

•
Should a dividend be paid while the average market yield of PC’s series A and B bonds is below a certain threshold, PC shall be entitled to distribute dividends of up to €50 million (NIS 247 million) per annum. Should this occur, the sum of the dividend exceeding €30 million (NIS 148 million) will be held in a reserve account, to be used solely for the repurchase of bonds and / or making principal and interest payments to PC’s bondholders.

C.	BEA Hotels N.V. ("BH"):

As of December 31, 2012 the Group, through its wholly owned subsidiary, Bea Hotels N.V ("BH"), holds the rights in the following hotels:

(1)	100% of the voting and equity rights in a company that holds and operates the Radisson Astrid and Park Inn hotels in Antwerp, Belgium,

(2)
Approximately 77% of SC Bucuresti Turism S.A. ("Bucuresti") which owns the Radisson hotel complex consisting of the Radisson hotel and the Centrivlle hotel (an apartment hotel), located in Bucharest, Romania. Bucuresti was purchased through a privatization tender published by the State Ownership Fund of the Romanian government, which was approved by the supreme court of Romania.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11   -  ADDITIONAL INFORMATION AS TO INVESTMENTS IN MATERIAL SUBSIDIARIES AND CHANGES THEREOF (CONT.)

D.	Elbit- Plaza India Real Estate Holding Ltd. ("EPI"):

In August 2008, the Company has entered into a joint venture agreement with PC (the “EPI Agreement”), under which, inter alia, PC was allotted 47.5% of the shares of the Company's subsidiary Elbit Plaza India Real Estate Holdings Limited (“EPI”). As of the closing date EPI held plots in Bangalore and Chennai, India (see note 8D). As of the time of the execution of the EPI Agreement, the Kochi Island was (and still is) held though an SPV other than EPI, it was agreed that the 50% of the holding rights in the Kochi Island project will be held in favor of PC. The Company undertook and guaranteed to transfer the holdings in the Kochi project to EPI or PC within 12 months following the execution of the EPI Agreement, or alternatively to repay the consideration paid by PC for the rights in this project. The remaining 5% equity rights are held by the Company's former Executive Vice Chairman of the Board (see note 27B (5). The Company and PC each have the right to appoint 50% of the board members of EPI.

In addition, under the EPI Agreement, PC had paid the Company approximately $126 million, reflecting 50% of all loans and financing invested by the Company in the Bangalore, Chennai and Kochi projects as of such date (see note13B). The Company will hold in trust 50% of the rights in the Kochi Island in favor of PC. The Company provided PC with a guarantee, which shall be exercised in the event the Company fails to transfer all its rights in the Kochi Island to EPI (or alternatively to transfer 50% of the said rights to PC). The guarantee expired in August 2013.  In November 2013, the Company received a notice from PC demanding full and immediate repayment of the consideration (including accrued interest) in the total amount of NIS EURO 4.3 million (NIS 21 million).

E.	Elbit Fashion

Elbit Fashion Ltd. is wholly owned by the Company and is the franchisee of the MANGO ™ in Israel. As for December 31, 2012 Elbit Fashion operates 27 retail stores in Israel.

In January 2012, the Company and Elbit Trade & Retail Ltd ("Elbit Trade") previously wholly owned by the Company, entered into an agreement with Gottex Models Ltd. (“Gottex”), for the sale of all its shares in Elbit Trade and all their interests in GB Brands, Limited Partnership (“GB Brands”), which is the franchisee of the GAPTM brand in Israel. The sale transaction was closed in April 2012. The purchase price paid by Gottex under the agreement was NIS 25 million, plus the agreed value of the GAP inventory as of the closing date and adjustments based on the agreed value of the working capital attributed to the GAP activity as of the closing date. The Company recorded a gain in the amount of NIS 9.4 million.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11   -  ADDITIONAL INFORMATION AS TO INVESTMENTS IN MATERIAL SUBSIDIARIES AND CHANGES THEREOF (CONT.)

F.	Varcode

Varcode is a start-up company engaged in the research, development and manufacturing of the FreshCode™: smart TTI (Time Temperature Indicator) barcode labels, designed to monitor the cold chain of temperature sensitive products such as food and pharmaceutical. During 2011, the Company gained control over Varcode (56%), following the minority's waiver on its veto right. The Company has guaranteed a $250,000 bridge loan that was extended by a third party (“Lender”) to Varcode Ltd. (“Varcode”) the due date of which was August 30, 2013. Under the loan agreement the Lender was granted an option (the "Option") exercisable only upon failure of Varcode to repay the loan amount, to buy from Varcode’s shareholders 100% of Varcode, share capital in consideration for an amount which equals the outstanding balance of the loan, such that upon exercise of the Option the loan shall be deemed to have been repaid in full without any remaining liability to Varcode. The shares of Varcode were placed into escrow account as a security to the loan. As of the date of the approval of these financial statements the Option has not been exercised.

G.
As of December 31, 2012, the Group holds 7 joint ventures companies which are in various stage of development and construction of trading property in Eastern Europe and India; 2 joint venture companies which hold plots in India;

The following is summarized data outlining the items of the proportionately consolidated companies' financial statements as included in the Company's consolidated financial statements based on the Company's share. For the effect of IFRS 11 in force commencing January 1, 2013, which will result in the cessation of the proportionately consolidated method in the Company's financial statements, see note 2AG.

	At December 31 and for the year then ended
	(in thousand NIS)
	2 0 1 2	2 0 1 1	2 0 1 0

Current assets	40,139	161,808	163,603
Non-current assets	1,054,738	3,903,527	3,489,666
Current liabilities	(79,618)	(673,061)	(629,941)
Non-current liabilities	(253,946)	(1,706,270)	(1,555,770)
Net assets	761,313	1,686,004	1,467,558

Revenues and rental income	81,883	475,593	808,060
Expenses	(190,801)	(454,011)	(364,716)
Net profit (loss)	(108,918)	21,582	443,344

The main differences between the years is attributed to the sale of the U.S operations in 2012 (see note 29), the sale of the Dutch hotels in 2012 (see note 12D), and to the sale of the U.K hotels in 2010 (see note 12C).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -    PROPERTY, PLANT AND EQUIPMENT

A.	Composition:

	December 31, 2012
	Real estate
	Hotels at revaluation model (*) (**)		At cost model
	Operating	Under construction	Other	Other fixed assets	Total
	(in thousand NIS)

Cost:
Balance as of January 1	1,154,525	107,708	33,505	174,390	1,470,128
Adjustment of Depreciation and amortization balance as of January 1	(196,130)	-	-	-	(196,130)
Additions during the year	14,761	1,294	-	6,373	22,428
Revaluation of hotels as of January 1, 2012	470,832	-	-	-	470,832
Revaluation of hotels during the year	50,396	-	-	-	50,396
Disposals during the year	(311)	-	-	(6,399)	(6,710)
Disposals in respect of realized assets	(359,537)	(50,558)	-	(54,620)	(464,715)
Foreign currency translation adjustments	(30,395)	150	(119)	(963)	(31,327)
Balance as of December 31	1,104,141	58,594	33,386	118,781	1,314,902

Accumulated depreciation:
Balance as of January 1	179,957	-	5,204	85,735	270,896
Adjustment to cost as of January 1, 2012 due to revaluation model	(179,957)	-	-	-	(179,957)
Additions during the year	47,549	-	523	12,577	60,649
Disposals during the year	(224)	-	-	(4,810)	(5,034)
Disposals in respect of realized assets	(3,626)	-	-	(35,613)	(39,239)
Foreign currency translation adjustments	(4,180)	-	(19)	(508)	(4,707)
Balance as of December 31	39,519	-	5,708	57,381	102,608

Provision for impairment:
Balance as of January 1	16,173	-	6,810	16,243	39,226
Adjustment to cost as of January 1, 2012 due to revaluation model	(16,173)	-	-	-	(16,173)
Impairment loss recognized (i))	-	-	5	4,105	4,110
Foreign currency translation adjustments	-	-	(30)	(324)	(354)

Balance as of December 31	-	-	6,785	20,024	26,809

Net book value	1,064,622	58,594	20,893	41,376	1,185,485

(*)	There may be restrictions on the Company's ability to distribute dividends to its shareholders from the revaluation reserve, since it was not charged to retained earnings through profit and loss.

(**)	Had the Group continued to present the hotels based on the cost model, their net book value as of December 31, 2012 would have been NIS 680 million.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -    PROPERTY, PLANT AND EQUIPMENT (CONT.)

A.	Composition (cont.):

	December 31, 2011
	Real estate at cost
	Hotels
	Operating	Under construction	Other	Other fixed assets at cost	Total
	(in thousand NIS)

Cost:
Balance as of January 1	1,093,514	99,213	32,147	163,202	1,388,076
Additions during the year	20,876	6,588	-	4,510	31,974
Subsidiaries initially consolidated during the year		-	-	462	462
Disposals during the year	(641)	-	-	(8,684)	(9,325)
Foreign currency translation adjustments	40,776	1,907	1,358	14,900	58,941
Balance as of December 31	1,154,525	107,708	33,505	174,390	1,470,128

Accumulated depreciation:
Balance as of January 1	134,861	-	4,133	59,036	198,030
Additions during the year	40,729	-	919	17,734	59,382
Disposals during the year	(413)	-	-	(5,229)	(5,642)
Foreign currency translation adjustments	4,780	-	152	14,194	19,126
Balance as of December 31	179,957	-	5,204	85,735	270,896

Provision for impairment:
Balance as of January 1	29,731	-	7,107	7,466	44,304
Impairment loss recognized (de-recognised) (see note 26J )	(14,930)	-	(602)	9,017	(6,515)
Foreign currency translation adjustments	1,372	-	305	(240)	1,437

Balance as of December 31	16,173	-	6,810	16,243	39,226
Payment on account of fixed assets	-	-	-	7,640	7,640

Net book value	958,395	107,708	21,491	80,052	1,167,646

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12  -   PROPERTY, PLANT AND EQUIPMENT (CONT.)

B.	Composition of real estate assets included in property plant and equipment distinguished between freehold and leasehold rights:

	December 31
	2 0 1 2	2 0 1 1
	(in thousand NIS)

Freehold rights	1,084,347	1,021,614
Leasehold rights	48,000	65,980
Net book value	1,132,347	1,087,594

C.	Disposal of UK hotels:

In December 2010 BH has entered into a Share Purchase Agreement and Loan Agreements with Park Plaza Hotels Limited group (“Park Plaza”), with regard to the sale of its holdings in three companies, which owned three hotels in London, England (the “Hotels”). Prior to this transaction, these hotels were jointly owned by the Company and Park Plaza and were managed by Park Plaza.

The transaction was fully closed in December 2010, and the total capital gain recorded in the Company's 2010 statement of income amounted to NIS 199 million. For additional financial data regarding the effect of the disposal of the UK hotels on the financial statements, see note
28C (1)(ii).

The total consideration for the transaction in the amount of  £21 million (NIS 115 million), is payable in the following manner: (i) two loans provided by BH to Park Plaza, each in the amount of £8 million bearing an annual interest at the rate of 7%. As for December 31 2012  the first loan was fully repaid, and as for  the second loan, the entire principal amount is payable in December 2012; (ii) issuance and allotment of one million ordinary shares of Park Plaza, with a market price as of the closing date of £2.38 million (NIS 14 million); and (iii) an additional payment in the aggregate amount of up to £3.5 million, that shall be made on the fifth anniversary of the closing date (December 31, 2015) and shall be subject to certain adjustments, based on the market price of Park Plaza's shares, as set forth in the agreement. Based on its terms, this additional payment is classified as a derivative and its fair value as of December 31, 2012 and 2011 amounted to NIS 15 million.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12  -   PROPERTY, PLANT AND EQUIPMENT (CONT.)

D.	Disposal of the Netherlands hotels:

In March 2012, BH entered into and closed a Share Purchase Agreement with Park Plaza with regard to the sale of its holdings in certain subsidiaries which owned a 50% interest in four hotels in the Netherlands. The hotels were jointly owned by the Company and Park Plaza and managed by it.

The total net consideration that was paid to the Company in May 2012 was approximately €26.5 million. The consideration was paid in the following manner: (i) €23 million in cash; (ii) Park Plaza issued and allotted to the Company 700,000 ordinary shares of Park Plaza , with current market price as of the closing date of approximately €1.7 million (NIS 10 million), based on the quotation of such shares’ price on the London Stock Exchange; and (iii) an additional payment in the aggregate amount of up €1.6 million that shall be made on the fourth anniversary of the transfer date (March 2016) and shall be subject to certain adjustments, based on Park Plaza shares’ market price, as set forth in the Agreement Based on its terms. This additional payment is classified as a derivative and its fair value as of December 31, 2012 amounted to NIS 8.

The total profit generated from the sale of the hotels, amounted to approximately NIS 188 million, out of which NIS 134 million has been recognized in the shareholders equity of the Company following the application of the revaluation model (see note 2N (i)) and NIS 54 million has been recognized in the income statement for 2012, hence the characteristic of the transaction is the sale of interest in the subsidiaries that held the hotels in oppose to selling the assets held by them.

E.	Annual depreciation rates - see note 2N (ii).

F
As of December 31, 2012 the Group pledged property plant and equipment in the amount of NIS 1,053 million in order to secure borrowings provided to the Group by financial institutions, mainly with respect to the hotels. See also note 23D.

G.
Within the framework of a lease agreement with the Israeli Land Authority ("ILA") in respect of plot located in, Tiberias Israel, the Company has undertaken to finalize the construction, as extended, in July 2013. As for December 31 2012, the Company believes that an extension will be obtained. Within the framework of the lease agreement the Company has provided the ILA with two bank guarantees in the aggregate amount of NIS 10 million linked to the increase in the Israeli consumer price index in order to secure the Company's undertakings under the lease agreement.  In accordance with the lease agreement, in case of non-compliance with its terms the contract can be canceled. See also note 31 K.

H.	Operating Hotels valuation sensitivity analysis is detailed below:

Change in Discount rate	change in hotel FV
(NIS '000)
+0.5%	(11,316)-(16,531)
-0.5%	12,792-16,974
+1%	(21,648)-(32,668)
-1%	27,552-32,915

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13  -   INVESTMENT PROPERTY

A.	Composition:

	December 31
	2 0 1 2	2 0 1 1
	(in thousand NIS)
At fair value
Balance as of January 1	2,672,571	2,232,322
Additions during the year	20,492	59,116
Additions due to increase in holding rate	-	111,932
Net gain (loss) from fair value adjustments (see note 29)	(10,937)	100,819
Disposal during the year (see note 29)	(2,623,673)	-
Foreign currency translation adjustments	65,270	168,382
	123,723	2,672,571

Refer to note 23D (2) for information on non-current assets pledged as security.

As for commitments in respect of construction services and purchase of plots see note 23A (3).

B.	Land plot in Kochi, India:

In September 2006, the Company together with an Indian corporation ("Project SPV") wholly  owned by certain unrelated third parties (the "Third Parties Shareholder") entered into an transaction (as amended in January 2007), comprising of a land purchase agreement and a share subscription agreement, for the purchase of a land located in Kochi, India. In accordance with the terms of the land purchase agreement, the Project SPV acquired 13 acres ("Property A") for a total consideration of INR 1,495 million (NIS 118 million) payable subject to fulfillment of certain obligations and conditions by the seller in respect of the land including obtaining all permissions required for construction thereon and making good and marketable title with regard to Property A and others ("Conditions Precedent"), out of which an advance of app. 25% of the total purchase price was paid to the seller in consideration for the transfer of title in Property A to the Project SPV. The land purchase agreement further provides that additional 28 acres ("Property B") would be transferred by the seller to the Project SPV without any consideration and the seller will be entitled to receive 40% of the constructed area which will be built by the Project SPV on Property B. As of December 31, 2012, the seller has failed to transfer Property B and accordingly, the seller was not awarded any percentage out of the planned constructed area. The agreement also provides that if the seller fails to comply with the aforementioned conditions precedent by an agreed date, the Project SPV and the Company shall have the right to terminate the agreement. As of December 31, 2012, the net book value of the project totaled NIS 52 million.

Under the share subscription agreement, the Company will be allotted 50% shareholding and voting rights in the Project SPV, subject to obtainment of certain regulatory provisions in respect of the land and securing of sanctioned plans for the project, which as of December 31, 2012 have not been fully obtained. However, as the Company holds the right to appoint two directors in the Project SPV's board which constitutes 50% of the voting rights in the Project SPV, the Project SPV's financial statements were proportionally consolidated (50%) with those of the Group's consolidated financial statements as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 -     OTHER ASSETS AND DEFERRED EXPENSES

Composition:

	December 31
	2 0 1 2	2 0 1 1
	(in thousand NIS)
Cost
Advance for plot purchase (i)	223,760	237,922
Prepaid leasehold rights	8,747	13,542
Other	12,647	9,778
	245,154	261,242
Accumulated amortization
Prepaid leasehold rights	8,747	10,160
Other	178	123
	8,925	10,283

Amortized cost	236,229	250,959

(i)	Include mainly advances in the amount of NIS 219 million (2011: NIS 230 million) for the purchase of plots in India (see note 8D).

NOTE 15 -     INTANGIBLE ASSETS

Composition:

	December 31
	2 0 1 2	2 0 1 1
	(in thousand NIS)
Cost
Goodwill (i)	41,242	61,753
Intangible assets - Intellectual property and other	10,620	25,325
Distribution rights	1,040	2,427
	52,902	89,505
Accumulated amortization of Intangible assets and impairment	6,184	15,090

Amortized cost	46,718	74,415

(i)
The goodwill is attributable mainly to the following cash generating units: As for December 31, 2011 and 2012: an amount of NIS 14 million is attributable to the activities of Varcode (note 11 F) an amount of NIS 27 million is attributable to the Bucuresti hotel (note 11 C (2)) and in 2011 an amount of NIS 20 million is attributable to the activities of InSightec.

The goodwill attributable to Bucuresti was tested for impairment based on the fair value of the Bucuresti complex which was determined in December 2012 and 2011 based on independent third party appraiser who used the net operational cash flow expected to be generated from the hotel complex discounted in applicable interest rate.

The goodwill attributable to Varcode was tested for impairment based on independent third party appraiser who used the net operational cash flow expected to be generated from the activity discounted in applicable interest rate. The rate used as for December 31, 2012 and 2011 was 25%.

During 2012, the Group recorded an impairment loss in the amount of NIS 3 million in respect of its goodwill as a result of these impairment tests.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16  -   SHORT-TERM CREDITS AND BORROWING RELATING TO TRADING PROPERTY

A.	Composition short-term credits:

	December 31
	2 0 1 2		2 0 1 1
	Interest
	rate
	%	(in thousand NIS)

U.S. Dollar		1,044	-
EURO	Euribor + 0.4-5.5	-	212,787
INR	11.5	34,382	-
NIS (i)	Prime + 1.5-1.75	8,124	14,566
		43,550	227,353
Current maturities (*)		1,493,460	1,435,581
		1,537,010	1,662,934

The balance as of December 31, 2012 includes bank loans in the total amount of NIS 570 million that are presented as short-term liabilities due to incompliance with financial covenants – see also note 23 E(3)).

B.	Liens and financial covenants - see note 23D and 23E respectively.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17  -    PAYABLES AND OTHER CREDIT BALANCES

	December 31
	2 0 1 2	2 0 1 1
	(in thousand NIS)

Income taxes	31,658	12,283
Other governmental institutions	3,790	9,531
Wages and fringe benefits	16,868	30,473
Accrued interest payable	27,593	39,504
Real estate taxes payable	-	25,021
Derivative measured at fair value through profit and loss (i)	16,335	-
Related parties	763	2,900
Liability in respect of acquisition of trading property	8,863	7,148
Loan from third parties	6,127	39,521
Accrued expenses, commissions and others (*)	23,692	95,363
	135,689	261,744

(*)
The balance as of December 31, 2012 was decreased mainly due to a provision with respect to the settlement described in note 23 B 6 and to accrued expenses that as for December 31 2012 were classified to discontinued operation.

(i)
PC is paying a fixed interest of 6.98%% based on a nominal EUR amount of EUR 15.1 million and receiving an interest of six months WIBOR + 4.5% with the same amortization schedule as the Polish bonds. As of December 31, 2012 and 2011 (see note 20) the fair value of the EURO-PLN cross-currency swap, based on independent valuation, was negative in the amount of NIS 4 ֹmillion and NIS 10 million, respectively.

NIS 12 million as of December 31, 2012 relates to hedge transactions with respect to three commercial centers according to which the project companies will pay fixed interest rate of 1.00%-2.13% and receive EURIBOR three months.

NOTE 18 -     OTHER LIABILITIES

	December 31
	2 0 1 2	2 0 1 1
	(in thousand NIS)

Income in advance	39,528	80,124
other	-	2,941
	39,528	83,065

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19  -    BORROWINGS

A.	Composition:

	December 31
	2 0 1 2	2 0 1 1
	(in thousand NIS)
At amortized cost:
Loans from banks and financial institutions (see D below)	1,984,241	3,797,318
Debentures issued by the Company (see E below)	2,050,326	2,480,058
Debentures issued by PC (see F2 below)	360,163	537,685
Convertible debentures issued by the Company (see G below)	103,196	104,139
	4,497,926	6,919,200
At fair value through profit and loss:
Debentures issued by PC (see F1 below)	571,510	707,384
Debentures re-issued by the Company (see E3 below)	90,732	-
	662,242	707,384
Total borrowings	5,160,168	7,626,584
Less - current maturities (see note 23E)	(1,493,460)	(1,435,581)
	3,666,708	6,191,003

B.	Linkage basis and interest rates:

	December 31, 2012
	Interest rates
	%	(in thousand NIS)

NIS	6.25	103,196
NIS	Israeli CPI + 4.5-6.0	2,985,915
NIS	Libor + 6	84,968
EURO	Euribor + 1.75-5.5	1,431,733
EURO	3.4-5.56	30,537
INR	13.25-15	132,655
U.S. Dollar	Libor+ 2.65-4.0	318,940
PLN	Wibor + 4.5	72,226
		5,160,170

C.	Repayment schedule:

December 31
2 0 1 2
(in thousand NIS)

2013 - current maturities	1,493,460
2014	1,000,419
2015	758,841
2016	633,999
2017	543,736
2018 and thereafter	729,715
5,160,170

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -     BORROWINGS (CONT.)

D.	The following table provides breakdown of the Group's loans from banks and financial institutions:

	December 31
	2 0 1 2	2 0 1 1
	(in thousand NIS)

Loans provided to the Company (i)	290,396	318,501
Loans provided to PC (mainly with respect to trading property)	1,294,509	1,198,934
Loans provided to Group Companies in the hotels segment (ii)	399,336	692,401
Loans provided to Group Companies mainly in the investment property segment (see note 29B)	-	1,587,482
	1,984,241	3,797,318

(i)	For collaterals and financial covenants see also note 23 D (1) and E (3). As of December 31, 2012 the Company is non-compliant with these financial covenants.

(ii)
In October, 2011 a subsidiary holding the Bucharesti hotel in Bucharest, Romania ("Bucuresti") consummated a refinancing of its loan. According to the Facilities Agreement, the bank ("Lender"), has granted Bucuresti a loan of up to €71.5 million (the "Loan"). Tranche A in the amount of approximately €62.5 million has been drawn down in September 2011 and tranche B in the amount of approximately €9.0 million is drawable until March 31, 2013. As of the date of approval of these financial statements Tranche B hasn’t been drown down.

The Loan bears interest at the rate of 3 months Euribor rate plus a margin of 4.6% per annum. According to the facility agreement, approximately 20% of the principal will be paid during the term of the Loan in quarterly installments with the remainder to be paid as a bullet repayment at the end of the term. The final maturity date of the Loan is June 30, 2016.

The Loan will be secured by, inter alia, a first-ranking mortgage over the Radisson Blu Hotel, Bucharest and the Centreville Apart Hotel, and other commercial areas within such hospitality complex (the "Mortgage"). In addition, the Company is guarantee for (i) the annual debt service payments of Bucuresti (including interest, but excluding the final bullet repayment (an amount of €58 million); (ii) the principal amounts required to be prepaid by Bucuresti in order for it to meet certain financial covenants during the term of the Loan to the extent such financial covenants are not satisfied; and (iii), the obligations of Bucuresti towards the Lender solely in the event that the Lender is unable to exercise its rights under the Mortgage due to invalidity or other defects in respect of the Mortgage as set forth in the guarantee.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -     BORROWINGS (CONT.)

E.	Company's debentures

With respect to management's plans to re-finance its debentures, see note 31E.

(1)	Following are the significant terms of the Company's debentures as of December 31, 2012:

				Amortized cost
	Linkage	Interest		as at December 31,
Series	basis	rate	Repayment terms	2 0 1 2	2 0 1 1
		%		(in thousand NIS)
A (ii)	Israeli CPI (i)	6.0	10 semi-annual equal installments commencing August 2009	197,515	338,142
B (ii)	U.S. Dollar	Libor+2.65	10 semi-annual equal installments commencing August 2009	15,366	28,083
C (ii)	Israeli CPI (i)	5.3	10 annual installments commencing September 2009	260,064	342,221
D (ii) (iii)	Israeli CPI (i)	5.0	8 annual installments commencing April 2013	781,293	858,804
E (ii)	Israeli CPI (i)	6.3	10 annual installments commencing July 2012	59,575	73,243
F (ii)	Israeli CPI (i)	5.7	6 annual installments commencing October 2010	272,221	371,224
G (ii)	Israeli CPI (i)	5.08	5 annual installments commencing December 2014	464,292	468,341
				2,050,326	2,480,058

Series A through G debentures are un-secured and non-convertible and are registered for trade on the Tel Aviv Stock Exchange (“TASE”).

(i)	Linked to the increase in the Israeli CPI over the base index as of the date the debentures were issued.

(ii)
The debentures terms provide that the debentures will be prepaid by the Company at the discretion of the holders of the debentures under certain circumstances, including: (i), if the Company’s securities are de-listed from trade on both the TASE and the Nasdaq Global Select Market, (except for series E, F and G)  (ii) if forced payment is required of another series of the Company's debentures, (iii) if a stay of proceedings is imposed by a court upon the Company and not rescinded within 45 days, and (iv) if the Company ceases to make payment on its debentures or if there is a material risk that it will cease to make such payments.

(iii)
In March 2011, the Company issued additional unsecured non-convertible Series D debentures to investors in Israel, by expanding the existing series, in an aggregate principal amount of approximately NIS 96 million for gross proceeds of approximately NIS 108 million (USD 29 million).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -     BORROWINGS (CONT.)

E.	Company's debentures (cont.)

(2)	Buyback plan of Company's debentures

In May 2011, the Company’s board of directors approved the repurchase of up to NIS 150 million (approximately $43 million) of its series A through G debentures. In November 2012 the board of directors of the Company approved the increase of the bond repurchase program to allow repurchase of up to an additional NIS 125 million (approximately $33 million) of the Company's Series A through G and Series 1 Notes.

The repurchases will be made either on an arm's length basis through brokerage trading services. The board approval should not be deemed a commitment to purchase any debentures. The timing and amounts of any debentures repurchased will be determined by the Company`s management, based on its evaluation of market conditions and other factors. The repurchase programme may be suspended or discontinued at any time.

As for December 31, 2011 and 2012, the Company directly or by a subsidiary purchased NIS 67.6 million and NIS 157.8 million par value, respectively, from various series, for a total consideration of NIS 53 million and NIS 93.4 million respectively, resulting in a gain of NIS 25 million and NIS 92 million, which was recorded in the statement of income. NIS 23.7 million par value of the debentures repurchased have been fully redeemed.

Series	Par Value	Debentures repurchased that have been redeemed and removed from trading

A	19,467,003	3,380,000
B	1,747,463	-
C	58,289,688	3,611,497
D	92,395,506	4,910,157
E	8,146,801	1,810,000
F	22,707,088	5,000,000
G	18,995,130	5,000,000
Convertible debentures	3,642,561	-
	225,391,240	23,711,654

                                        (3)      Transactions with financial institutions for financing repurchase of bonds

(i)
In August 2012, the Group entered into a NIS 75 million bond structured transaction with a leading global financial institution (the "Transaction" and the "Counterparty" respectively), pursuant to which, the Group has purchased a NIS denominated zero-coupon credit linked note (the “CLN”) from the Counterparty. The CLN references a portfolio of the Company’s bonds (having a market value of NIS 75 million) (the "Bond Portfolio"). In the framework of the Transaction, the Group has sold the Bond Portfolio to the Counterparty. In consideration, the Counterparty has paid the Group, the market value of the Bond Portfolio and arranged for the issuance of the CLN, at an issue price of NIS 37.5 million.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -     BORROWINGS (CONT.)

E.	Company's debentures (cont.)

(3)	Transactions with financial institutions for financing repurchase of bonds (cont.)

(i)	(Cont.)

During the term of the CLN, all the proceeds derived from the Bond Portfolio (principal and interest) shall be retained by the Counterparty. At maturity of the CLN, subject to no early termination event having occurred, the CLN shall be redeemed by delivery to the Group (as note holder) of the remaining, unamortized portion of the Bond Portfolio.

As of December 31, 2012, the bonds and the CLN are presented at fair value. As for an early termination of the transaction in February 2013, due to default event, see note 31B.

(ii)
In November 2012, the Group, entered into a NIS 150 million bond structured transaction with a leading global financial institution (the “Transaction” and the “Counterparty” respectively), pursuant to which, the Group was granted a NIS 75 million credit line for the purchase of a portfolio of the Company’s bonds having an aggregate market value of up to NIS 150 million (the “Bond Portfolio”). As of December 31, 2012 the Company utilized approximately NIS 21 million of the credit line.

During the term of the Transaction, all the proceeds derived from the Bond Portfolio (principal and interest) shall be retained by the Counterparty.

Upon the occurrence of an early termination event, the Counterparty may sell the Bond Portfolio and shall be entitled to receive an agreed upon IRR plus unwind costs, and thereafter the parties shall execute a cash settlement with respect to any remainder derived from the sale of the Bond Portfolio. The bonds and the

CLN are presented at fair value. As for an early termination of the transaction in February 2013, due to default event, see note 31B.

As a result of the above described transactions, the following Company's debentures are measured at fair value through profit and loss ("FVTPL”):

	Fair value		Payments to be paid contractually at maturity
	as of December 31,		as of December 31,
Series	2 0 1 2(ii)	2 0 1 1(ii)	2 0 1 2(ii)	2 0 1 1(ii)
	(In thousand NIS)		(In thousand NIS)

A	8,896	-	13,601	-
B	920	-	1,110	-
C	23,446	-	55,828	-
D	42,705	-	104,274	-
E	2,522	-	7,316	-
F	7,212	-	17,063	-
G	5,031	-	15,033	-
	90,732	-	214,225	-

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19  -    BORROWINGS (CONT.)

F.	PC's debentures

PC's debentures are un-secured and non-convertible and are registered for trade in both the Tel Aviv Stock Exchange (“TASE”) and in Warsaw, Poland.

The debentures traded in TASE will be repaid by PC, inter alia, at the option of the trustee or the holders of the debentures if PC delays the publication of its financial statements for more than 60 days from the dates provided by applicable law, or if the debentures cease to be rated for a period of more than 60 days.

Following are the significant terms of PC's debentures as of December 31, 2012:

(1)	PC's debentures measured at fair value through profit and loss ("FVTPL”):

				Fair value		Payments to be paid contractually at maturity
	Linkage	Interest	Repayment	as of December 31,		as of December 31,
Series	basis	rate	terms	2 0 1 2(ii)	2 0 1 1(ii)	2 0 1 2(ii)	2 0 1 1(ii)
		%		(In thousand NIS)		(In thousand NIS)

A	Israeli CPI (i)	4.5	8 annual equal installments commencing December 2010	138,363	170,839	203,124	266,986
B	Israeli CPI (i)	5.4	5 annual equal installments commencing July 2011	433,147	536,545	549,491	722,212
				571,510	707,384	752,615	989,198
(i)	The debentures are linked (principal and interest) to the increase of the Israeli CPI over the base index at the date of the debentures' issuance.
(ii)
PC's debentures (except the additional Notes issued during 2009-2011 see (2) below) were designated to FVTPL in accordance with the provisions stipulated in note 2U. The Fair value of PC's debentures as of December 31, 2012 and 2011 was determined based on their quoted market price in the TASE (see note 30D(2)d(.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -     BORROWINGS (CONT.)

F.	PC's debentures (cont.)

Significant terms of PC's debentures as of December 31, 2012 (cont.):

                                        (2)       PC's debentures measured at amortized cost

In Israel - During 2009-2011, PC issued to Israeli investors approximately an additional amount of NIS 88 million (approximately $23.0 million) in principal amount of Series A debentures for an aggregate consideration of approximately NIS 99 million (approximately $26 million), and an additional NIS 631.5 million principal amounts of Series B Notes (the "Additional Notes") for an aggregate consideration of approximately NIS 683 million. The terms of the Additional Notes are identical to PC's terms of the Series A and Series B debentures as described above.

In Poland - In November 2010, PC completed the first tranche of a bond offering to the Polish institutional investors. PC raised a total of PLN 60 million (approximately NIS 72 million). The unsecured bearer bonds governed by Polish law (the “Bonds”) have a three year maturity and will bear interest rate of six months Polish Wibor plus a margin of 4.5% (8.48% as of December 31, 2012). Interest will be paid to holders every six months.

Under the offering memorandum certain circumstances shall be deemed events of default giving the Bondholders the right to demand Early Redemption, which includes among others the following covenants:

a)
Breach of the Cash Position as a result of the payment of dividend or the buy-back program- if at any time during a period of 90 days from the payment of dividend, or the acquisition of its own shares, the Cash Position falls below €50 million.

b)
Breach of financial ratios - the Net Capitalization Ratio exceeds 70%; Net Capitalization Ratio is the Net Debt divided by the Equity plus the Net Debt, as calculated by the PC’s auditor; “Net Debt” mean the PC’s total debt under: loans and borrowings, lease agreements, bonds, other debt securities and other interest bearing or discounted financial instruments in issue, less related hedge derivatives, cash and cash equivalents, short and long-term interest bearing deposits with banks or other financial institutions, available for sale marketable securities and restricted cash, calculated based on the Consolidated Financial Statements.

c)	Failure to repay material debt - PC fails to repay any matured and undisputable debt in the amount of at least €100 million (NIS 492 million) within 30 days of its maturity.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -     BORROWINGS (CONT.)

F.	PC's debentures (cont.)

(3)	Buyback plan of PC's debentures

In May and December 2011, PC’s Board of Directors approved a buyback plan in the total amount of up to NIS 300 million of its Series A and Series B Debentures, which are traded on the Tel Aviv Stock Exchange.

On November 20, 2012, PC’s Board approved the extension of the PC bond buyback programme to be concluded by 31 December 2014 with a maximum amount to be purchased of up to NIS 750 million.

PC’s board approval should not be deemed a commitment to purchase any of its debentures. The timing and amounts of any debentures repurchased will be determined by PC`s management, based on its evaluation of market conditions and other factors. The repurchase plan may be suspended or discontinued at any time.

A company within the Group which is engaged in the debenture buyback programme of PC has secured its credit facility awarded by the financing bank in a total amount of EUR 17.3 million (NIS 85 million), as of December 31, 2012, by providing a first ranking charges on the debentures owned thereby.

As of December 31, 2012, PC directly and by a subsidiary has purchased a total of NIS 271 million par value Debentures (with adjusted value of NIS 315 million), for a total consideration of NIS 247 million resulting in a gain of NIS 39 million and NIS 28 million recorded in the statement of income in 2011 and 2012, respectively. 38.6 million par value of the debentures repurchased have been fully redeemed.

Series	Par Value	Debentures repurchased that have been redeemed and removed from trading

A	100,256,975	10,161,662
B	170,684,843	28,486,672

G.	Company's convertible debenture

Series 1 convertible debenture issued by the Company in 2009 bearing a fixed interest rate of 6.25% per annum, without linkage. The Series 1 convertible debentures are to be paid in two equal installments on December 31, 2013 and December 31, 2014 and are convertible into the Company's ordinary shares at the price of NIS 128 per share until July 31, 2013 and at the price of NIS 200 per share thereafter.

The debentures are un-secured and are registered for trade in Tel Aviv Stock Exchange (“TASE”). The equity component of the convertible debentures amounted to NIS 19.3 million and was calculated based on reports of a third party expert in accordance with the provisions mentioned in note 2U. Such equity component was recorded directly to the Company's 2009 shareholders' equity as share premium. The effective interest rate, while taking into consideration the equity component and issuance costs, is 4.9%.

H.	Liens and financial covenants - see note 23D and 23E.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -     OTHER LONG-TERM FINANCIAL LIABILITIES

Composition:

	December 31
	2 0 1 2	2 0 1 1
	(in thousand NIS)

Grants from the Israeli Office of Chief Science ("OCS") (i)	-	24,827
Embedded derivative financial liability carried at fair value through profit and loss	-	2,417
Derivative measured at fair value through profit and loss (ii)	11,250	24,860
Loan from third parties (iii)	2,771	163,648
	14,021	215,752

(i)
The balance for 2011 reflects the fair value of the total  grants received from the OCS by InSightec net of royalties paid up to such date discounted at the applicable interest rate for similar loans having the same terms and conditions (27%). InSightec is obliged to pay royalties to the OCS - in respect of products, the development of which was funded by grants provided by the OCS - at a rate of 3.5% of the revenues from said products and up to the amount of the grants received. As for the decrease of the Company's holdings in Insightec, see note 10 B.

(ii)	a)
As for December 31, 2011: Within the framework of a credit agreement executed in September 2011 (See iii below) the Company granted to the Lender a warrant to purchase the Company’s ordinary shares at an exercise price of $3.00 per share during a two-year period commencing on March 31, 2012. The warrant was entitled the lender to purchase up to 9.9% of the Company's outstanding shares.

in April 2012, the Company and the lender  agreed to amend the warrant granted by the Company in the way that the lender is entitled to purchase from the Company, at any time and from time to time during the period commencing on March 31, 2012 and ending on March 31, 2014, up to 3.3% (instead of 9.9%) of the Company's outstanding shares at a purchase price of 0.00$ (instead of 3.00$) per share, subject to the terms and conditions set forth in the warrant. As for December 31, 2012 the warrant was classified to the equity of the Company

b)
As of December 31, 2011, PC had interest rate and EURO/NIS swap with notional amount of NIS 127 million. PC paid a fix interest of 6.82 % and received 4.5% interest linked to the Israeli CPI. The swaps were measured at fair value. Changes in the fair value were charged to the statement of income. This swap was settled in January 2012.

c)
In respect to loan agreement drown by a subsidiary holding the Radisson Blu, Bucharest ("BUTU") (see Note 19 D (ii)),  BUTU entered into IRS transaction in which it will pay fixed interest rate of  1.4% and receives three months Euribor on a quarterly basis starting on January 1, 2013 and ending on June 30, 2016.

(iii)
As for December 2011, DDR has originated a USD 14 million (NIS 49 million) loan, to a subsidiary of EDT, at a fixed interest rate of 10%. The loan was assigned as part of selling the US operation (see note 29 B).

In September, 2011, the Group, entered into a loan agreement with Eastgate Property LLC, (“Lender”), pursuant to which the Group received a $30 Million (NIS 110 Million) loan, bearing interest at the rate of 11.4% per annum. The effective interest of the loan, taking into account the cost of raising the loan as well as the derivatives mention in note (ii) above was 25%. The loan was settled during 2012 as part of selling the U.S operation (see note 29 B).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 -     OTHER LONG TERM LIABILITIES

A.	Composition:

	December 31
	2 0 1 2	2 0 1 1
	(in thousand NIS)

Liability in respect of construction services (i)	76,747	77,020
Provisions	6,243	6,881
Retirement benefit obligation (see B below)	6,983	4,953
Other	1,154	974
	91,127	89,828

(i)
Within the framework of an agreement for the acquisition of 75% holding in a company which holds the Casa Radio Project in Romania (Project Company), PC has undertaken to ensure that the Project Company will construct an office building for the Government of Romania at the Project Company’s own costs. Aggregately, and as of December 31, 2012, an amount of EUR 1.5 million (NIS 7 million) was utilized from the provision.

B.	Retirement benefit obligation

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

The Company’s CEO terms of employment by EIL shall be taken into consideration in calculating the period of his employment with the Company, for all purposes. EIL undertook to transfer to the Company’s ownership all amounts deposited in severance-pay funds, in order to cover all rights accumulated throughout the period of the CEO's employment with EIL. As of December 31, 2012, balances of approximately NIS 0.9 million have not yet been transferred to the Company.

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

	December 31
	2 0 1 2	2 0 1 1
	(in thousand NIS)

Present value of funded defined benefit obligation	19,469	14,965
Fair value of plan assets	(12,486)	(10,012)
Net liability arising from defined obligation	6,983	4,953

The principal assumptions used for the purposes of the actuarial valuations were as follows:

December 31
	2 0 1 2	2 0 1 1
	%	%

Discount rates	4.7-5.1	5-5.6
Expected return on plan assets	2.4-7	2.7-7.8
Expected nominal salaries increase	5	5

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -     INCOME TAXES

A.	Composition:

	Year ended December 31
	2 0 1 2	2 0 1 1	2 0 1 0
	(in thousand NIS)

Current	7,276	1,659	771
Deferred	(21,480)	61,038	3,312
In respect of prior years	3,956	586	(91)
	(10,248)	63,283	3,992
B.	Principle tax laws applicable to the major Group companies in their country of residence:

                                       (1)       Israel

a.
The provision for current taxes of the Company and its  Israeli subsidiaries  was determined until 2007 in accordance with the provisions of the Israeli Income Tax Ordinance and the Income Tax Law (Adjustments for Inflation)-1985, which established the measurement of the results for tax purposes on a real basis pursuant to changes in the consumer price index. Commencing from 2008, the provisions of that law would no longer apply, except for transitional provisions intended to avoid distortions in the tax computations.

Corporate tax rate applicable to companies in Israel in 2012 is 25% (in 2011 and 2010 - 24% and 25%, respectively).

In December 2011, new legislative amendments came into force according to which:

(1)	Planned reductions in corporate tax rates for the years 2012-2016 were fully cancelled.

(2)	Increase of the corporate tax rate in 2012 to 25%.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -     INCOME TAXES (CONT.)

B.	Principle tax laws applicable to the major Group companies in their country of residence: (cont.)

                                       (1)       Israel (cont.)

b.	As from January 1, 2003, certain statutory provisions came into force and effect, concerning, among other things, the tax reform in Israel in respect of the following:

1)	(i)
Taxation of profits of foreign companies considered as Controlled Foreign Companies ("CFC"), if all the following conditions are met: (i) its shares or its rights on it are not listed in a stock exchange, however if they are partly listed, then less than 30% of the shares or of the rights of the company were offered to the public (ii) majority of revenues thereof are passive, as same is defined by law, or majority of profits thereof derive from passive revenues; (iii) the tax rate applying to the passive profits thereof in their country of residence does not exceed 20%; and (iv) more than 50% of the means of control therein are held, directly or indirectly, by Israeli residents. In accordance with the statutory provisions, a controlling shareholder in those companies having unpaid profits, as defined by law, is deemed to have been distributed as a dividend representing its respective share in such profits ("Deemed Dividend").

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

2)
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

3)	Method of loss offsetting - regarding business losses, capital losses, passive losses, marketable securities losses and CFC losses.

c.
During 2004, the Company, EIL and Elscint have finalized an arrangement with the Israeli Tax Authorities, effective from December 31, 2002, whereby a new tax basis has been determined for the Company’s investments (on a consolidated basis) in foreign subsidiaries ("Regulated Revaluation" and "Regulated Assets"). The arrangement provides for no additional tax to be imposed in Israel on gains generated from the realization of Regulated Assets, and on dividends distributed therefrom, and all up to the amount of the Regulated Revaluation.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22  -    INCOME TAXES (CONT.)

B.	Principle tax laws applicable to the major Group companies in their country of residence: (cont.)

                                       (1)       Israel (cont.)

d.
In August 2010, the Israeli Tax Authority approved the request made by the Company for restructuring (hereinforth - "restructuring approval"). Within the framework of the restructuring, the Tax Authority approved the execution of a procedure composed of several stages, at the end of which Elbit Medical Technologies Ltd., a direct subsidiary of the Company, became the owner of the Group's entire holdings in InSightec and Gamida.

                                        (2)      The Netherlands

a.
Companies resident in the Netherlands are subject to corporate income tax at the general rate of 25% (25.5% prior to the year 2011). The first €200,000 of profits are taxed at a rate of 20%. Tax losses may be carried backwards for one year and carried forward for nine years. Taxpayers can elect for an extension of the loss carry backwards period to three years (instead of one year). The election is only available for losses suffered in the taxable years 2009, 2010 and 2011. If a taxpayer makes use of the election, two additional limitations apply: (i) the loss carry forward period for the taxable years 2009, 2010 and/or 2011 will be limited to a maximum of six years (instead of nine years); and (ii) the maximum amount of loss that can be carried backwards to the second and third year preceding the taxable year will be limited to €10 million per year. The amount of loss that can be carried back to the year directly preceding the taxable year for which the election is made will remain unrestricted. As of the taxable year 2012, the election for extended loss carry back is not available anymore and the regular loss carry back and carry forward limitations apply.

b.
Under the participation exemption rules, income (including dividends and capital gains) derived by Netherlands companies in respect of qualifying investments in the nominal paid up share capital of resident or nonresident investee companies, is exempt from Netherlands corporate income tax provided the conditions as set under these rules have been satisfied. Such conditions require, among others, a minimum percentage ownership interest in the investee company and require the investee company to satisfy at least one of the following tests:

(i)	Motive Test, the investee company is not held as passive investment;

(ii)	Tax Test, the investee company is taxed locally at an effective rate of at least 10% (calculated based on Dutch tax accounting standards);

(iii)	Asset Test, the investee company owns (directly and indirectly) less than 50% low taxed passive assets.

c.
Dividend distributions from a Netherlands company to qualifying Israeli corporate shareholders holding at least 25% of the shares of such Netherlands company is subject to withholding tax at a rate of 5% provided certain compliance related formalities have been satisfied.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -    INCOME TAXES (CONT.)

B.	Principle tax laws applicable to the major Group companies in their country of residence: (cont.)

(3)	India

The corporate income tax applicable to the income of Indian subsidiaries is 32.445%. Minimum alternate tax (MAT) of 20% is applicable to the book profits (i.e. profits shown in the financial statements), if the final tax payable is higher of the MAT liability or corporate tax payable. If taxes are paid under MAT, then credit to the extent of MAT paid over corporate tax is available (MAT credit). MAT Credit will be credited if the company has taxable profits in the following ten years. Capital gains on sale of fixed assets (on which tax depreciation has not been claimed) and real estate assets are taxed at the rate of 21.63% provided that they were held for more than 36 months immediately preceding the date of the transfer, or 32.445% if they were held for less than 36 months. Dividends paid out of the profits are subject to Dividend Distribution Tax at the rate of 16.2225%. There is no withholding tax on dividends distributed by an Indian company. Business losses can be offset against taxable income for a period of eight years from the incurrence year's end. There is no limit for carry forward of unabsorbed depreciation.

(4)	Cyprus

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

(5)	USA

a.
The US federal corporate income tax rate is 35%. Some states may also impose corporate income taxes, which vary from zero to approximately 12%, resulting in an effective corporate tax rate of generally around 40%. The federal tax rate on corporate capital gains is the same as that of ordinary income.

b.
The statutory withholding tax rate on US sourced income is generally 30%, which may be lowered under a relevant tax treaty. The US-Israel Tax Treaty sets a 17.5% withholding tax on interest payments to Israeli corporations, and a 25% or 12.5% withholding on dividends (depending on share of ownership).

c.
Due to EPN's acquisition of the remaining shares of EDT in September 2011, the REIT election status of REIT I and REIT II were terminated effective January 1, 2011 as a result of the closely-held nature of EPN Group. As such, the REITs are subject to US income taxes as a C-corporation at maximum of 35% of taxable income.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -    INCOME TAXES (CONT.)

C.	Effective tax rate:

The following is reconciliation between the income tax expenses computed on the pretax income at the ordinary tax rates applicable for the Company ("the theoretical tax") and the tax amount included in the consolidated statement of operations:

	Year ended December 31
	2 0 1 2	2 0 1 1	2 0 1 0
	(in thousand NIS)

Israeli company's statutory tax rate (%)	25	24	25

Loss before income taxes	(560,571)	(207,847)	(301,321)
The theoretical tax	(140,143)	(49,883)	(75,330)
Differences in tax burden in respect of:
Exempt income, net of unrecognized expenses	1,351	17,646	(63,335)
Prior-year losses for which deferred taxes had not previously been recorded, including utilization	6,420	(29,295)	(10,114)
Losses and other timing differences for which deferred taxes had not been recorded	34,417	130,652	135,946
The effect of different measurement principles applied for the financial statements and those applied for income tax purposes (including exchange differences)	45,010	(52,390)	(43,036)
Differences in tax rates on income of foreign subsidiaries	40,720	46,614	59,045
The Group's share in results of associated companies	2,180	267	1,610
Taxes for prior years	3,956	586	(1,463)
Other differences, net	(4,159)	(914)	669
	(10,248)	63,283	3,992

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -    INCOME TAXES (CONT.)

D.	Carry forward losses and deductions:

As of December 31, 2012 the Group companies had accumulated tax losses and deductions amounting to NIS 2,721 million (see also note 31 O), which may be utilized in the coming years against taxable income at rates ranging from 10% to 35% depending on the country of residence. The realization of the carry-forward losses is subject to taxable income available in those periods when these losses are deductible. Utilizing InSightec’s losses at the amount of approximately NIS 82 million is limited as a result of a merger pursuant to section 103 of the Income Tax Ordinance.

Tax laws in respect of certain Group subsidiaries operating outside of Israel have set a time limitation on the utilization of losses. Accordingly, the right to utilize carry-forward losses in the amount of NIS 2,721 million, against taxable income, will gradually expire over the following years:

December 31
2 0 1 2
(in thousand NIS)

2013	109,073
2014	80,944
2015	88,911
2016	94,215
2017 and thereafter	2,347,747
2,720,890

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -     INCOME TAXES (CONT.)

E.	Deferred income taxes:

(1)	Composition:

	Year ended December 31, 2012
	Balance as of January 1, 2012	Charge to profit and loss account	Charged to foreign currency translation reserve	Charge to AFS reserve	Foreign currency translation adjustments	out of consolidation/ Discontinued operations	Balance as of December 31, 2012
	(In thousand NIS)

Accelerated depreciation differences in respect of property plant and equipment	(79,852)	2,220	(59,072)	-	(30)	52,359	(84,375)
Differences between fair value of real estate at acquisition and related cost for income tax purposes	(20,802)	606	-	-	(120)	1,595	(18,721)
Timing differences - income and expenses	(77,838)	24,038	1,805	(3,120)	73	534	(54,508)
Carry forward tax losses and deductions	73,224	(5,384)	-	-	317	(22,839)	45,318
Net deferred taxes	(105,268)	21,480	(57,267)	(3,120)	240	31,649	(112,286)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -     INCOME TAXES (CONT.)

E.	Deferred income taxes: (cont.)

(1)	Composition: (cont.)

	Year ended December 31, 2011
	Balance as of January 1, 2011	Charge to profit and loss account	Charged to foreign currency translation reserve	Charge to AFS reserve	Foreign currency translation adjustments	Discontinued operations	Changes in the tax rates	Balance as of December 31, 2011
	(In thousand NIS)
Accelerated depreciation differences in respect of property plant and equipment and fair value adjustments of investment property	(34,294)	2,480	-	-	(1,163)	(46,875)	-	(79,852)
Differences between fair value of real estate at acquisition and related cost for income tax purposes	(20,704)	545	-	-	(511)	(132)	-	(20,802)
Timing differences - income and expenses	(645)	(76,212)	(3,695)	2,215	499	-	-	(77,838)
Carry forward tax losses and deductions	38,608	9,906	-	-	1,004	23,993	(287)	73,224
Net deferred taxes	(17,035)	(63,281)	(3,695)	2,215	(171)	(23,014)	(287)	(105,268)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -     INCOME TAXES (CONT.)

E.	Deferred income taxes: (cont.)

(2)	The deferred taxes are presented as follow:

	December 31
	2 0 1 2	2 0 1 1
	(in thousand NIS)

Long-term liabilities	(113,309)	(108,642)
Long-term receivables	1,023	3,374
	(112,286)	(105,268)

(3)	The Group did not record deferred tax assets in respect of the following items:

	December 31
	2 0 1 2	2 0 1 1
	(in thousand NIS)
Accelerated depreciation differences in respect of property plant and equipment and investment property	15,044	(9,375)
Timing differences - income and expenses	88,981	52,878
Carry forward tax losses and deductions	534,283	670,205
	638,308	713,708

F.	Final tax assessments:

The Company, Elscint and certain Israeli subsidiaries have received final tax assessments, through 2003. Certain foreign group companies have received final tax assessments while others have not been assessed since incorporation.

G.	Deferred taxes in respect of investment in investee companies:

As of December 31, 2012, the Group did not record deferred tax liability, in respect of gains from realization of certain investee companies or upon receiving their retained earnings as dividend, in the amount of NIS 224 million.

H.
The total accumulated current and deferred taxes expenses, which were charged directly to the shareholders' equity, as of December 31, 2012, 2011, and 2010 is NIS 60,387 NIS 1,480 and NIS 24,093 thousands, respectively.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -     INCOME TAXES (CONT.)

I.	Tax Merger:

In March 2011, the Company and Elscint have completed a tax merger according to which the Company has merged Elscint ("Merger"). In accordance with a pre ruling from the Israeli Tax Authorities, the Merger will not impose any tax liability on the Company and Elscint. The merger however is subject to several conditions as specified below:

(1)
Majority of the assets transferred to the Company in the Merger and majority of the assets owned by it immediately prior to the Merger will not be sold during the period of two years following the Merger date. For this purpose, “majority of the assets” are the assets which market value at the Merger date was more than 50% of the total market value of the Company’s assets on that date;

(2)
The Controlling Shareholder of the Company is not allowed to sell more than 10% of the Company’s total shares, and/or to dilute its rights in the company under 25.29%, at any time during the two years following the Merger date.

J.	Tax assessments under inspection

With respect to tax assessments inspection of the Company and other two Israeli subsidiaries, according to which the Israeli Tax Authority claims for additional tax payments of NIS 287 million and a settlement reached see notes 23 B (5) and note 31 O, respectively.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS

A.	Commitments:

(1)	Hotels' management fees

In 2010 a new management agreement with Rezidor was signed relating to Radisson Blu Bucuresti hotel and apartment hotel complex in Bucharest, Centreville. The new agreement will be effective till 31/12/2033.

Upon the termination of the management agreements by the Group, the companies owning the respective hotel (except the Bucharesti hotel) are obliged to pay to the respective Management Company an amount equal to the Base fee, the Management  fee and the Franchise fee (if applicable), paid to the Management Company in the 12 months period preceding such termination.

(2)	Minimum future rental payments

Minimum future rental payments due under the Group's current operating leases as of December 31, 2012 are as follows:

Year ended December 31,	(in thousand NIS)

2012	27,567
2013	27,184
2014	26,451
2015	25,802
2016	23,843
Thereafter	128,428
259,275

(3)	Commitments in respect of construction services

The aggregate amount of the Group's commitments in respect of construction services and in respect of purchase of plots totaled, as of December 31, 2012, approximately NIS 682 million including estimated payments to related party see note 27 A (1).

(4)	Elbit Trade - franchise agreements

Elbit Fashion Ltd. (formerly Trade and Retail) ("Elbit Fashion") is a party to a distribution, support and service agreements signed in May 2005 with a third party for a 10-year period, which entitled it to market the brand name MANGO-MNGTM in Israel.

(5)	As for commitments to related parties, see note 27.

(6)	In relation to commitments deriving from lease agreement with Israel Land Authority, see note 12G.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims:

Certain legal claims have been filed against the Group's companies, including two claims that have been applied to certify as class actions suits.

In the opinion of the managements of the Group, which is based, inter alia, on legal opinions as to the probability of the claims, including the applications for their approval as class actions, appropriate provisions have been included in the financial statements (including provisions in respect of discontinued operation), with respect to the exposure involved in such claims. As of December 31, 2012 the Group provision for claims (including claims in respect of discontinued operation) in the total amount of approximately NIS 10 million.

In the opinion of the managements of the Group's companies, the amount of the additional exposure as of December 31, 2012, in respect of claims their chances to be realized are not remote, amounts to approximately NIS 10 million, excluding class actions. Said amount does not include interest. In respect to motions to certify certain claims as class actions, for which the Group has additional exposure in excess of the aforesaid (due to the fact that the exact amount of the claim was not stated in the claim), see items B1 and B2 below.

Following are the Group's material claims as of December 31, 2012:

(1)	The Company - application for 1999 class action

In November 1999, a number of institutional and other investors (the "Plaintiffs"), holding shares in Elscint, instituted a claim against the Company, Elscint, EIL, Control Centers Ltd, past and present officers in the said companies and others. Together with the claim a motion was filed to certify the claim as a class action on behalf of everyone who was a shareholder in Elscint on September 6, 1999 and until the submission of the claim, excluding the Company and certain other shareholders. The claim alleges suppression of the minority shareholder rights, causing monetary damage due to, inter-alia, the sale of the control over Elscint to the Company’s controlling party (who serves also as its CEO) and a breach of a tender offer made by the Company to purchase the minority share in Elscint and an agreement between the Company and the Company’s CEO for the sale of the business of Elscint to the Company at a lower value The Plaintiffs allege that the value of Elscint’s shares dropped during the period between February 24, 1999 and the date at which the claim was instituted from $13.25 per share to $7.25. The relief sought is an order for the Company to consummate the purchase offer for $14 per share, and alternatively, to purchase Elscint's shares held by the Plaintiffs at a price to be set by the court. In January 2009, the district court dismissed the Plaintiffs' motion to certify the claim as a class action, which was appealed by them in March 2009.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims: (cont.)

(1)	The Company - application for 1999 class action (cont.)

The motion for Discovery

In May 2009, the Plaintiffs filed a motion for discovery claiming that the court dismissed only their motion to certify the claim as a class action, while their personal and/ or derivative claims were still pending. In June 2009, the district court dismissed the Plaintiffs motion for discovery. The court expressed, inter alia, its opinion that the Plaintiffs could not continue to plead this case as a derivative claim.

In November 2009, 18 out of 31 plaintiffs (two of them later withdrew their claims) filed their position, according to the court's decision of June 30, 2009, regarding the question whether the claim should be dismissed in limine. The remaining 13 Plaintiffs have not filed their position. The Plaintiffs claimed that all proceedings before the district court should be postponed until the Supreme Court gives its decision on the appeal.

In May 2012, the Israeli Supreme Court upheld the plaintiff's motion to certify the claim as a class action, and certified the claim as a class action, with regard to the execution of an agreement by and between Elscint and the Company's mother Company (Europe-Israel (M.M.S.) Ltd., or EIL) for the acquisition of EIL's hotels portfolio and the execution of an agreement by and between Elscint and Control Centers Ltd. EIL's mother company ("Control Centers") for the acquisition of the Arena commercial center in Israel ("September 99 Transactions"), allegedly, at a higher value than the actual value of the properties sold, which is part of the Plaintiff's claim for alleged oppression of the minority shareholders in Elscint. In addition, the Supreme Court has upheld certain other claims that related to other defendants and rejected certain other claims that were included in the original proceedings.

Taking into account the significant change in the course of this proceedings after the Supreme Court's resolution (namely, the certification of part of the claim as a class action), the fact that the certified causes of actions and their scope with regard to each of the defendants are not yet fully clear, the fact that the plaintiffs should now file a new and amended statement of claim, and the low number of case precedents with regard to certified class actions which were trialled on their merits, the Company's management, based on the Company's legal consultants' opinion, cannot estimate, at this stage, the prospects of this litigation.

As for a dispute with an insurer which insured this law suit, see C 5 below.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims: (cont.)

(2)	The Company - application for 2006 class action

In September 2006, a third party (the "Plaintiff") instituted two claims before the Haifa District Court in which he sued the Company, Elscint, EIL, Control Centers Ltd. and others.

These statements of claim are almost identical to the claim detailed in section (1) above and the Plaintiff asked to combine the hearings of these statements with the above said matter. In the statements of claim the Plaintiff asked to approve the claims he had instituted as class actions, however up to December 31, 2012 no separate motions have been served asking to certify the claims as class actions. In the first claim, the Plaintiff alleges acts of oppression towards the Company's shareholders and in the second claim the Plaintiff alleges acts of oppression towards Elscint's shareholders.

The main relief sought in the claim is compensation, which consists of (i) punitive damages for the acts of the defendants; and (ii) damages for “mental anguish” to the Plaintiff and to the proffered class. In addition, the Plaintiff is also suing for compensation for the difference between the price at which Elscint shares were actually sold by the Plaintiff and the proffered class members and for the sum of $14, plus interest and linkage differences since 1999. Furthermore, the Plaintiff is also claiming for harm caused to the value of his holdings in the Company's shares. It will be noted that the statements of claim in both proceedings require clarifications, due to the wording of the claims. In addition, the court asked the parties to refer to the issue of the overlap between the claims lodged by the Plaintiff and the institutional claim detailed in section (1) above. See Court's decision in this matter in note 31 F.

The Group's legal counsels are of the opinion that- in light of the early legal stages of these proceedings, before the lodging of statements of defense or responses to the applications to certify the claims as class actions, and even before any substantive hearing has been held on the motion to certify the claim as class action and/or of the claim - it is difficult to evaluate the chances of the proceedings.

Nevertheless, management estimates, based on the Group's legal counsels belief that- taking into account, amongst other things, the great similarity with the claim mentioned in section (1) as detailed above, and given that these proceedings were instituted without legal representation for the Plaintiff, at this stage, and so long as the Plaintiff is not represented in the proceedings - the probability of the claims being upheld is not greater than 50%.

For subsequent resolution of the court relating to the class actions under (1) and (2) above, see note 31E.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -    COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims: (cont.)

(3)	The Company and its subsidiaries - other claims

The Company and its subsidiaries are parties to several written demands as well as certain court claims, filed against them by third parties (including governmental institutions), some without any specified amount, and others in the aggregate principal amount of $ 9.3 million (NIS 35 million), as royalties or compensation for damages allegedly caused as a result of the companies’ actions and/or products, which mainly relate to the medical imaging business sold by Elscint in 1998 and 1999. Management of the companies believes, based-inter alia- on legal opinions and/or on past experience that no material costs will incur thereof as a result of said claims and or written demands exceeding the provisions included in respect thereof in the financial statements.

(4)	Claims filed by a former employee of EIL group

In May 2006, the Plaintiff instituted an action against the Company, the Company's Chairman of the board at that time and Control Centers. In the action the court was asked to declare the annulment of any resolution passed, if any, and/or to be passed, by the Company, by use of the shares which are the subject of the rights alleged by the Plaintiff, as described in (a) above, dealing with the grant of any benefits to the Company's chairman of the board and/or to Control Centres and/or members of the board of directors and/or the management companies under the control of the Company's chairman of the board and/or Control Centres and all with respect to the Company's general meeting held on May 31, 2006.

Alternatively, the court was asked to rule that at every meeting convened as aforementioned, the shares which are the subject of the alleged rights of the plaintiff would be counted in the part objecting to the passage of such resolutions, while maintaining the Plaintiff's rights to institute the appropriate legal proceedings to prevent harm, to him as a minority shareholder in the Company.

Further alternatively, the court was asked to rule that at every meeting to be convened to pass such resolutions as aforementioned, the shares which are the subject of the plaintiffs' alleged rights will not be counted as agreeing with the said resolutions and not as part of the objecting votes, while maintaining the plaintiff’s rights to institute such proceedings. Underlying this action is a factual base which is similar to additional claims made by the plaintiff against the Company's CEO & Executive President and companies controlled by him as described in (a) above. Following the defendant's request, in December 2008 the court handed down its decision to postpone the proceeding in this matter until the Court's ruling upon the other actions filed by the plaintiff.

The Company's legal counsels noted that in this claim, the plaintiff did not ask for a financial remedy from the Company and the maximum exposure to a financial remedy from the Company, manifested in the payment of the attorney’s fee and/or court expenses.

Management estimates, based on the Company's legal counsels belief, that- to the best of their understanding (and also considering, inter alia, that this matter is in its preliminary legal stages, and that statements of defense have not yet been lodged, nor has any hearing been held on material matters on the claim, and also considering the fact that they have not yet received all the information and documents in connection with this claim, and have not yet interviewed all the relevant entities - the probability of the claim being upheld is not greater than 50%.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims: (cont.)

(5)	Tax assessments under inspection

The Company and its subsidiaries received from the Israeli Tax Authorities ("ITA") corporate tax and VAT assessments in the total amount of NIS 287 (including interest and CPI linkage). As of December 31, 2012, all issues raised by the ITA are being discussed at court. The main arguments by the ITA are as follows:

•
The financial expenses, initiation expenses, general and administrative expenses and selling and marketing expenses are nondeductible for tax purposes, as in view of the ITA, the Company is a holding company, and these expenses were not incurred in the process of generating of business income.

•	Business loss shouldn’t be allowed to set off against financial incomes, since for tax purposes providing loans is not the Company's business.

•	Gain from sale of the Company's shares by a subsidiary, is not tax exempt although the sale transaction was recorded as re-issuance of shares in the Company's financial statement.

•
Undistributed gains of a subsidiary accumulated through December 31, 2005, which is incorporated in Netherland and was classified as a Controlled Foreign Corporation (“CFC”) until such date should be taxed in Israel. In 2005, the subsidiary entered into a preliminary agreement for a future sale of commercial centers. The ITA argues that profits derived from this agreement in 2006-2008 should be recognized for tax purposes in the year in which the preliminary agreement was signed, that is, 2005. The Company recognized the gains from selling the underlying assets in the tax years 2006-2008, which are the dates in which the actual sales have occurred and all conditions precedent have been fulfilled. In 2006, PC was registered as a public company, and accordingly the CFC rules are not applicable commencing 2006. Accordingly, the subsidiary's classification as a CFC argument is not applicable.

ITA claims, in addition, that accumulated losses of the CFC are not deductible against those gains.

Management estimates, based on tax advisors that the probability of the majority of the ITA's arguments being upheld is not greater than 50%. Accordingly, an appropriate provision has been recorded in the financial statements. In August 2013, the Company and ITA reached a final agreement See note 31 O.

(6)
In April 2010, a lawsuit was filed in the US ("Litigation") by former customers of InSightec (the "Plaintiffs") who in 2005 and 2006 purchased systems from InSightec. The lawsuit asserted claims based on alleged representations by the defendants in connection with, and following, the sale of the systems to the Plaintiffs.

On June 12, 2012 the settlement agreement has been completed, leading to the dismissal of all claims and prejudice, without an admission of either side to the other side's allegations. The full effect of the settlement has been reflected in the Company’s financial statements as of December 31, 2011.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims: (cont.)

(7)
One of the Group‘s subsidiary, Fantasy Park So. Zo.o. (“Fantasy Park”), is involved in several legal proceedings with Klepierre S.A subsidiaries (“Klepierre”) in Poland relating to certain terms of the lease agreements signed between the parties and certain amendments related thereto (“Lease”). As of the date of the approval of these financial statements, an agreement was settled between the parties (under which Fantasy Park shall pay to Klepierre EUR 0.5 million (NIS 2.5 million) and premisses were vacated that settle all the pending disputes, as well as any other disputes that may arise in the future in connection with the Lease referred to above.

(8)	Other legal proceedings in the ordinary course of business

As of December 31, 2012, the Company and its subsidiaries are involved in various legal proceeding relating to their ordinary course of business. Although the final outcome of these claims cannot be estimated at this time, the managements of these companies believe based on legal advice, that the claims, individually and in the aggregate, are not expected to materially impact the Company's financial statements.

C.	Other contingent liabilities

(1)	Indemnification to directors and officers of the Company

The General Meeting of the Company's shareholders approved the grant of prospective indemnification undertaking to directors (including the controlling shareholder) and officers (including in their capacity as officers of subsidiaries). Total aggregate indemnification shall not exceed the lower of 25% of the shareholders' equity as recorded in the Company's most recent financial statements prior to such payment, or $40 million, and all in excess of an amount paid (if paid) by insurance companies under certain risk policies. The Company’s Board of directors and Audit committee also approved an exemption of officers from liability for any damage caused by breach of a duty of care towards the Company.

(2)	Indemnification to directors and officers of Elscint

Elscint shareholders approved, in their General Meeting (in October 2000), the grant of prospective indemnification undertaking to directors and officers of Elscint (including in their capacity as officers of subsidiaries). Total indemnification shall not exceed the lower of 25% of the shareholders' equity as set forth in Elscint's most recent consolidated financial statements prior to such payment or $50.0 million, in excess of any amounts paid (if paid) by insurance companies pursuant to insurance policies maintained by the Company from time to time. Elscint’s shareholders also approved an exemption of directors and officers from liability in respect of any damage caused to Elscint by breach of duty of care.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

C.	Other contingent liabilities (cont.)

(3)	Indemnification to directors and officers of Plaza Centers

PC is obliged to indemnify and to hold harmless its directors and officers, to the fullest extent permitted by the laws of any relevant jurisdiction, against any liability arising out of their powers, duties or responsibilities as a director or officer of any PC group member. Such indemnification was approved for grant by PC's board. In November 2007 the Company's shareholders approved the grant of deed of indemnity to one of PC's directors who serves as a non- executive director of PC and as the chairman of the Company, and to the Company's CEO who serves as PC's Executive of the Board and its controlling shareholder, save that the maximum indemnification -shall not exceed 25% of the shareholders equity of PC based on PC's last consolidated financial statements prior to such payment.

(4)	a.	Indemnification to directors and officers of InSightec

InSightec (associated company) is obliged to indemnify and to hold harmless its directors and officers (including InSightec’s chairman of the board of director who is also the Company's CEO and controlling shareholder and some of the Company’s officers), to the fullest extent permitted by the laws of any relevant jurisdiction, against any liability. The total indemnity for each of InSightec's directors and officers, in accordance with the letter of indemnity (in addition to the amounts received from the insurers), will not exceed the lower of $10 million and $3 million with the addition of 25% of InSightec's shareholders' equity, in accordance with its latest audited financial statements (as long as its equity is positive) with the addition of the reimbursement of legal expenses totaling $1 million, subject to the terms and conditions laid down in the letter of indemnity.

Furthermore, InSightec granted its officers and directors an exemption from all responsibility and any damage that will be caused to InSightec by them, in case of breaching their obligation of caution, (with the exception of the breach of the obligation of caution in division, as defined in the Israeli Companies Law) subject to the Israeli Companies Law. Letter of indemnity and exemption provision constitutes a transaction with the controlling shareholder of the Company, as is defined in the Corporate Act, and requires the approval of the Company's general shareholders' meeting.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

C.	Other contingent liabilities (cont.)

(4)	(Cont.)

b.	Indemnification to directors and officers of Gamida

In May 2012, Gamida (associated company) granted its Board members including the Company's CEO and controlling shareholder, a letter of indemnity for any monetary obligation with respect to a claim, including a compromise agreement or arbitration verdict, carried out in respect to actions taken by the director during the time of the service as Gamida's or Gamida's Subsidiary or Affiliate’s (as such terms defined therein) Director and in such capacity, as well as with respect to reasonable legal expenses including payments of legal fees expended by the Directors as a result of an investigation or proceeding instituted against the Director. Following the activation of the Amendment No. 16 (the “Amendment”) to the Israeli Companies Law, the general meeting of Elbit Technologies approved in July 2012 the amendment of the letter of indemnity to the Company's CEO and controlling shareholder.

c.	Indemnification to directors and officers of Elbit Technologies

In November 2010, the shareholders' of Elbit Technologies approved an exemption and indemnification to directors and officers of Elbit Technologies (including representatives of the Company's CEO and controlling shareholder and some of the Company's officers). In the framework of the exemption and indemnification letter, Elbit Technologies exempted the recipients of the indemnification letter from liability for actions performed while on duty as officers of Elbit Technologies or its subsidiaries or a company in which Elbit Technologies is an interested party. The total indemnity that Elbit Technologies shall pay to each of the recipients of the indemnification letter (in addition to amount received from the insurance companies according to the insurance policies) shall not exceed USD 40 million. The maximum amount of indemnification shall not be affected by payment according to the insurance policies or from their existence. Receiving indemnity shall not prejudice the rights of the recipients of the indemnification document to receive insurance money, unless the indemnity amount was already covered by the insurance companies or by any third party.

The undertakings of Elbit Technologies towards the directors and officers (including the representatives of Company's CEO and controlling shareholder and some of the Company's officers) as set forth above, in the framework of the indemnification document, shall remain in effect also after the end of tenure of the later provided that the liability is due to acts performed during their tenure as directors and officers as aforementioned.

On July 2012, the general meeting of Elbit Technologies approved the amendment of the Indemnification letters to its directors and officers (including the Company's CEO and controlling shareholder and additional Company’s officer), mainly due to the recent activation of the Amendment No. 16 (the “Amendment”) to the Israeli Companies Law.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

C.	Other contingent liabilities: (cont.)

(5)
The Company received, in 2003, a letter from a certain insurer ("the Insurer") of EIL, Elscint and the Company (the "Insured Companies"), which insured against, inter alia, the lawsuit as described in item B(1) above, alleging against the Insured Companies, inter alia, that the Insured Companies have breached their disclosure duties under the Insurance Contract Law 1981, by failing to disclose to the Insurer material information prior to the issuance of additional cover to the policy purchased by EIL (the "Policy"), effective as of July 1999 (the "Additional Cover"), and prior to the replacement of the Policy and the Additional Cover by the issuance of a new policy effective as of August 1999 (the "Replacement Cover"). The letter states that the Policy, Additional Cover and Replacement Cover (the "Insurance Cover") issued by the Insurer will be cancelled unless the Insured Companies indicate that circumstances as at the issuance of the Insurance Cover differ from those stated in the letter. The Company's legal counsel replied on behalf of the Insured Companies In March 2003, rejecting all allegations. The parties conducted discussions between them pertaining to the matter referred to herein to negotiate a settlement. No notice of cancellation has been issued.

(6)	Indemnifications relating to sale of real estate assets

In the framework of the transactions for the sale of the Group's commercial centers, the Group has undertaken to indemnify the respective purchasers for any losses and costs incurred in connection with the sale transactions. The indemnifications usually include: (i) Indemnifications in respect of integrity of title on the assets and/or the shares sold (i.e: that the assets and/or the shares sold are owned by the Group and are free from any encumbrances and/or mortgage and the like). Such indemnifications generally survived indefinitely and are capped to the purchase price in each respective transaction. To the Company's management best knowledge as of December 31, 2012, no claim of any kind was received at the Group with respect to these indemnifications; and (ii) Indemnifications in respect of other representation and warranties included in the sale agreements (such as: development of the project, responsibility to defects in the development project, tax matter and others). Such indemnifications are limited in time (generally 3 years from closing) and are generally caped to 25% to 50% of the purchase price.

The Tax authorities have challenged the applied tax treatment in two of the entities previously sold in Hungary. As for December 31, 2012 the issue is partially being examined by the competent tax authorities. In respect of one of the former subsidiary of the Company, the tax authorities decision of reducing the tax base by HUF 427 million (NIS 7 million), was challenged by one of the previously held entities. As for December 31, 2012 such extraordinary legal supervision process is discussed in front of the Supreme Court and the hearing has not yet been scheduled. The Group's management estimates that no significant costs will be born thereby, in respect of these indemnifications.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

C.	Other contingent liabilities: (cont.)

(7)	Pending lease payments to a purchaser of a commercial center

A former subsidiary of PC incorporated in Prague, Czech Rep. ("Bestes"), which was sold in June 2006 is a party to an agreement with a third party ("Lessee"), for the lease of commercial areas in a center constructed on property owned thereby, for a period of 30 years, with an option to extend the lease period by additional 30 years, in consideration for €6.9 million (NIS 32.7 million), which as of the balance sheet date has been fully paid. According to the lease agreement, the Lessee has the right to terminate the lease subject to fulfillment of certain conditions as stipulated in the agreement. Within the framework of the agreement for the sale of Bestes to Klepierre in June 2006, it was agreed that PC will remain liable to Klepierre in case the Lessee terminates its contract.  PC’s management is of the opinion that this commitment will not result in any material amount due to be paid by it.

(8)
PC is retaining the 100% holding in all its projects in Serbia after it was decided to discontinue the negotiations with a Serbian developer. PC has an obligation to pay the developer in any case there is major progress in the projects. The total remaining obligation is €0.9 million (NIS 4.5 million).

(9)
In 2001, the "Elezra Group" won the right to purchase, through privatization, the shares of the State of Israel owned Afridar - Ashkelon Housing and Development Ltd. ("Afridar"). The Elezra Group consists of Elezra Developments and Investments Ltd. ("Elezra") and Elbit Medical Holdings Ltd. - a subsidiary of the Company ("Elbit Holdings"), as well as the Company and Mr. Eli Elezra as an interested party of Elezra (altogether: the "Group"). Immediately following the win of the right, the members of the Group signed a principle-agreement so as to regulate and govern the relations thereof, according to which Elezra would bear the entire acquisition costs of the Afridar shares (NIS 80 million), while the Company and/or Elbit Holdings would hold the Afridar shares, which would be registered in their name, in trust for Elezra.

Transfer of the shares among the members of the Group is subject to the approval of the Israeli Governmental Companies Authority ("IGCA"). In the absence of such approval, the Company and/or Elbit Holdings will remain the owners of the Afridar shares until such time that the restriction on transfer thereof is lifted.

Elbit Holdings and Elezra would remain, under such circumstance, jointly and severally, liable to IGCA as well as to the State of Israel for all undertakings applicable to purchasers of Afridar shares. The sale of control in and to Afridar (directly or indirectly) is contingent on the assignment to the purchaser of all seller’s obligations in favor of IGCA, all as stipulated in the agreement. Elezra undertook to indemnify the Company and/or Elbit Holdings for any expense and/or damage and/or claim and/or loss and/or payment demand and/or any other expense incurred by the Company and/or Elbit Holdings in connection with the acquisition of the Afridar shares, the holding of same in trust, transfer thereof by and between the parties and the abovementioned principle-agreement. As of the date of approval of these financial statements, the rights in and to Afridar, had not been assigned Company’s management estimates that it is not exposed to any costs and/or damage in respect of these holdings.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

C.	Other contingent liabilities: (cont.)

(10)	Waiver and reimbursement to Gamida and/or its officers

In November 2010, the general meeting of Elbit Medical Technologies Ltd. approved assignment of obligations granted by the Company for indemnification of Gamida, and its affiliated parties, from the Company to Elbit Technologies, without the right of reimbursement from the Company, as set forth hereunder.

Accordingly, in November 2010, Elbit Technologies irrevocably undertook towards Gamida and/or its officers, that they shall not be under liability, of any kind, directly or indirectly, towards it, its interested parties, its officers and towards any other person and/or third party, regarding the outline published by Elbit Technologies with respect to the transaction according to which the Company acquired control over Elbit Technologies (hereinafter, respectively the “Outline” and the “Transaction”) and/or its preparation and/or publication and/or the process of completing the transaction and/or reports of the company and Elbit Technologies as future reporting companies and/or any actions or other implications by virtue of the aforementioned, except: the undertaking and responsibility of Gamida to provide the information in good faith, provided however that such information must be at all times complete and accurate. Likewise Elbit Technologies has irrevocably undertaken, towards Gamida and its officers that, subject to the conditions specified in the undertaking document, it shall reimburse them, for any liability and/or damage and/or expense and/or loss that is caused to any of the aforementioned due to any law suit, claim and/or demand, of any kind and type, that is directed at them, directly or indirectly, in favor of another person and/or body, with respect to the process of completing the transaction, the outline, as well as any report or other action of the company with respect to the aforementioned information and/or to Gamida, its activities, its business etc (including through subsidiaries and affiliated companies) after completing the transaction and any presentation given in its framework or to any other entity and/or reliance on such presentation, and all provided that Gamida and/or its officers do not bear liability as set forth in the undertaking document with respect to the offering of their securities to the public and/or transforming any of them into a reporting company.

Similarly Elbit Technologies has undertaken to grant Gamida Cell - Teva Joint Venture Ltd. (hereinafter: “Gamida Cell”), a company held by Gamida, an irrevocable undertaking, according to which, inter alia, Elbit Technologies shall undertake to indemnify Gamida and Teva Pharmaceutical Industries Ltd. (hereinafter: “Teva”), which together hold the shares of Gamida Cell, as well as, Gamida Cell for any damage, expense or loss that they incure due to a law suit, claim or demand against Gamida Cell and/or against Gamida and/or against Teva, pertaining to transfer of information and/or description of Gamida Cell in the outline.

The undertakings of Elbit Technologies toward Gamida and Gamida Cell as set forth above are instead of a similar undertaking granted to Gamida and Gamida Cell on behalf of the Company. As of December 31, 2012 the Group holds 96% in Elbit Technologies on fully diluted basis.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

D.	Liens, collateral and guarantees:

(1)	Corporate loans

As security for a loan the balance of which as of December 31, 2012 amounted to NIS 238 million granted to the Company by an Israeli bank the Company has pledged: (i) 86 million shares of PC, representing approximately 29% of PC's issued and outstanding shares, (ii) all of its holdings in Elbit Fashion (iii) a deposit equals next year’s principal and interest amount (iv) the last installment of loan provided  to PP as mentioned in note 12 C in the amount of € 9.36 million (NIS 46 million). As for December 31, 2012, the Company is incompliant with certain covenants stipulated in the loan agreement. As for a notice the bank provided the Company in June 2013 for immediate repayment of the entire amount of the loan, see note 31 C.

(2)	Credit facilities financing real estate projects

Certain Project Companies which engaged in the purchase, construction or operation of hotels, investment property and/or trading property ("Project Companies") have secured their respective credit facilities awarded by financing banks, in a total amount of NIS 1,636 million, by providing the first or second ranking (fixed or floating) charges on property owned thereby, including, mainly: rights in the real estate property as well as the financed projects revenues and profits derived from the projects; goodwill and other intangible assets; rights pertaining to certain contracts (including lease, operation and management agreements); and rights arising from insurance policies. Shares of Project Companies were also pledged in favor of the financing banks. Shareholders loans as well as any other rights and/or interests of shareholders in the Project Companies are subordinated to the respective credit facilities, and repayment of such shareholders loans is subject to fulfilling certain preconditions.

The Project Companies undertook not to make any disposition in and to the secured assets, not to sell, transfer or lease any substantial part of their assets without the prior consent of the financing bank. In certain events the Project Companies undertook not to allow, without the prior consent of the financing bank, mainly: (i) any changes in and to the holding structure of the Project Companies nor to allow for any change in their incorporation documents; (ii) execution of any significant activities, including issuance of shares, related party transactions and significant transactions not in the ordinary course of business; (iii) certain changes to the scope of the project; (iv) the assumption of certain liabilities by the Project Company in favor of third parties; (v) receipt of loans by the Project Company and/or the provision thereby of a guarantee to third parties.

Company's and PC's guarantees - The Company is a guarantor to certain Project Companies’ obligations under loan agreements up to an aggregate amount of NIS 205 million. In some loans the Company guarantees the interest as well. In addition, PC is a guarantor to obligations under loan agreements in respect of its project companies up to an aggregate amount of NIS 261 million. PC also guaranteed fulfilment of other transaction entered into by three of its subsidiary for a total aggregate amount of NIS 4 million

(3)	Secured bank deposits - As to bank deposits made to secure long term borrowings, short term credits and other liabilities of the Group - see note 30C.(7).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

D.	Liens, collateral and guarantees: (cont.)

(4)
Standby letters of credit - Within the framework of the franchise and support agreements executed by Elbit Fashion with third parties (see note 23A (4)), as for December 2012, Elbit Fashion has furnished the third parties with letters of credit in the aggregate amount of €3.75 million (NIS 18.9 million) in order to secure payments to the third parties under the agreements.

(5)
Within the framework of PC cross currency interest rate swap (“IRS”) transactions, selling call options and regular swaps (refer to note 17 i), executed between PC and commercial banks (the "Banks"), PC  agreed to provide the Banks with a cash collateral deposit which will be calculated in accordance with a specific mechanism provided in each swap transaction agreement. Accordingly, as of December 31, 2012, PC has pledged, a security deposit in the amount of NIS 15 million and also established a bail mortgage up to NIS 20 million encumbering the real estate project.

E.	Financial covenants

Within the framework of loan agreements executed by the Group's Project Companies (i.e., companies which engaged in the purchase, construction and operations of hotels, investment property and/or commercial centers), the Project Companies have undertaken to comply with certain financial and operational covenants. As of December 31, 2012, substantially all of the Group's borrowings from banks are subject to various financial and operational covenants and ratios, such as: complying with a "minimum debt service cover ratio," "loan to value"; complying with certain restrictions on interest rates; maintaining certain cash balances for current operations; maintaining an equity to project cost ratio and EBITDA to current bank's debt ratio; occupancy percentage; average room or rental fee rates; a minimum "ratio of total room revenue per available rooms" and others. Should the Project Companies fail to comply with said financial covenants, or upon the occurrence of certain events of default, the bank is entitled to demand immediate repayment of the loans.

As of December 31, 2012 the Group is in compliance with its financial covenants except with respect to the following:

(1)
Company loans in the amount of NIS 238 million (see (3)) below and NIS 52 million (see note 31). As for notices these banks provided the Company in June 2013 for immediate repayment of the entire amount of the loans, see note 31C.

(2)
PC's subsidiaries, which have been granted with loans the balance of which as of December 31, 2012, amounted to €88 million (NIS 433 million) for financing construction of trading property, are not in compliance with certain covenants included in the loans agreements. PC is negotiating with the financing banks in respect of settling the bank requirement and agreeing on new covenants and/or waivers. PC obtained waiver in place in respect of two of the secured bank facilities, and is in negotiations to secure waiver or agreement in respect of the remaining two facilities.

All the above mentioned loans are under non-recourse loan agreements. In the event of default of such a loan, the impact could be that the lender would have recourse only to that the specific property but not to any other assets (since the agreements do not contain cross-collateral provisions).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -    COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

E.	Financial covenants (cont.)

(3)	As for December 31, 2012 the financial covenants that may materially impact the Company's operations and financial position are presented in the table below:

Segment	Financial covenants	Actual ratio	Comments	Balance as of December 31, 2012 (NIS '000)
The Company	Total shareholders' equity higher than NIS 1,500 million	NIS 1,421 million	As for collaterals, see D (1) above. See also note 31C	238
	LTV (loan to value) < 0.75 (according to certain adjustments specified in the loan agreement)	0.93
	Total financial assets (solo) > $50 million	$74 million
	Ratio Net Debt / Cap < 85%	74%
	PC's total financial assets > $80 million	$134 million
	Ratio Equity/Total Assets of PC > 25%	47%
Hotels	LTV (loan to value) < 0.6	0.34		289
	DSCR (debt service coverage ratio) > 1.2	1.82
Commercial centers	LTV < 0.7	0.45		244
	LTV < 0.7	0.69		160
	LTV < 0.75	1.14	Waiver in place	106
	LTV < 0.65	0.73	Under Negotiation	152
	LTV < 0.85	0.72		105
	LTV < 0.70	0.75	Waiver in place	157

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 -    SHARE CAPITAL

A.	Composition:

	Ordinary shares
	of NIS 1.00 par value each
	December 31
	2 0 1 2	2 0 1 1	2 0 1 0

Authorized share capital	50,000,000	50,000,000	50,000,000
Issued and outstanding (*)	24,885,833	24,885,833	24,885,691

(*)	As of December 31, 2012, 2011 and 2010 excluding 3,388,910 treasury shares held by the Company.

In May 2010, the Company approved a plan to repurchase ordinary shares of the Company on the Tel Aviv Stock Exchange (the “TASE”) from time to time for an aggregate amount of up to NIS 30 million (approximately $7.8 million), subject to market conditions. During 2010 the Group repurchased 588,910 ordinary shares in the aggregate amount of approximately NIS 28 million.

The Ordinary Shares confer upon the holders thereof all rights accruing to a shareholder of the Company, inter alia, the right to receive notices of, and to attend meetings of shareholders; for each share held, the right to one vote at all meetings of shareholders; and to share equally, on a per share basis, in such dividend and other distributions to shareholders of the Company as may be declared by the Board of Directors in accordance with the Company's Articles and the Israeli Companies Law, and upon liquidation or dissolution of the Company, in the distribution of assets of the Company legally available for distribution to shareholders in accordance with the terms of applicable law and the Company's Articles. All Ordinary Shares rank pari passu in all respects with each other.

B.	Company's Dividend policy:

In January  2007, the Company's board of directors adopted a dividend distribution policy (the "Policy"), pursuant to which the Company will distribute a cash dividend of at least 50% of its net profits accured by the Company every year, provided such dividend does not exceed 50% of the cash flow accrued by the Company from dividends and repayment of owners' loans received by the Company from its subsidiaries in that year, all determined in accordance with the Company's audited and consolidated annual financial statements.

Any distribution of dividends under the Policy is subject to a specific resolution of the Company's board of directors which shall determine the Company's compliance with the distribution criteria prescribed in the Israeli Companies Law, as may be from time to time, and in any other applicable law. In making such determination, the Company's board of directors will consider, inter alia, the Company's liabilities and undertakings towards third parties, the Company's cash-flow needs and financing resources available to the Company. The board of directors is authorized in its sole discretion to change or terminate the Policy at any time. The adoption of the Policy does not constitute any undertaking towards any third party to dividend distribution.

In June 2011, the Board of Directors of the Company resolved not to distribute any dividends for at least a 12 month period ending in June 2012. In June, 2012, the Board of Directors of the Company has resolved to extend its decision not to distribute any dividends for an additional period of at least 12 months.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -   OPTIONS PLANS

A.	Options plan adopted by the Company:

2006 option plan

In March 2006, the Company's audit committee and board of directors adopted option plan for the grant of up to 1,000,000 non-marketable options to the employees, directors and officers of the Company and companies under its control ("2006 Option Plan). The Options were granted to the employees, directors and officers of the Company and companies under its control ("Offerees") for no consideration. The Exercise Price of each option will be reduced upon distributions of dividend by the dividend per share net of tax.

Following amendments to the 2006 Option Plan approved by the Company's board of directors in August 2008 and March 2010, the number of options issuable under the 2006 Option Plan was increased to 2,300,000.

In September, 2011 the Board of Directors following the recommendation of the Audit Committee resolved to amend the exercise price per share to 1,248,295 outstanding options granted by the Company in accordance with the 2006 Plan to offerees still employed by the Company, to the average trading price during the 30 days period following the date of such resolution, and to extend the expiration date of such options to December 31, 2015.
As of December 31, 2012, 1,729,251 options were outstanding under 2006 Option Plan, at an average exercise price of NIS 18.

The vesting period of the options will occur ratably over a three years period (33.33% of the Options shall vest on each of the first three anniversaries of the date of grant) (the “Vesting Period”). Following is a summary of the Company's 2006 Option Plan:

	Number of options
	Year ended December 31
	2 0 1 2		2 0 1 1		2 0 1 0
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		(NIS)		(NIS)		(NIS)

Balance at the beginning of the year	1,709,251	18	2,148,917	53	1,780,917	52
Granted	20,000	10.25	-		399,500	55
Exercised	-		-		(30,500)	53
Forfeited	-		(439,666)	90	(1,000)	32
Balance at the end of the year (*)	1,729,251	18	1,709,251	18	2,148,917	53

Options exercisable at the year end	1,576,084	17	1,399,918	19	1,431,583	57

(*) Includes options granted to other Company's key personnel	185,000	32	557,500	17.47	771,000	54.9

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 25 -    OPTIONS PLANS (CONT.)

A.	Options plan adopted by the Company: (cont.)

2006 option plan (cont.)

The weighted average contractual life of the options outstanding as of December 31, 2012 is 2.4 years. The average exercise price is NIS 198. The average estimated fair value of the options was calculated based on the Binominal model based on a valuation of a third party expert, using the following assumptions:

	Year ended December 31
	2 0 1 1	2 0 1 0

Risk free interest rate (%)	3.75	3.59
Exercise coefficient	2.34	2.34
Contractual term	4.3	5
Expected volatility (%)	67.8	61.91
Expected dividend yield	None	None
Forfeited (%)	-	-
Total cost of benefit (NIS thousand)	3,971	9,756

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -    OPTIONS PLANS (CONT.)

A.	Options plan adopted by the Company: (cont.)

InSightec plan

In February 2010, the Company's board of directors adopted an option plan ("option plan") for the grant of up to 500,000 non-marketable options up to 35 employees of the Company exercisable into 500,000 ordinary shares of InSightec. Each option is exercisable into one share of InSightech for an exercise price of $2. The exercise price of each option will be reduced upon distribution of dividend, stock dividend etc., according to the approved option plan. As of December 31, 2012 430,000 options were granted to the Company's employees and directors.

The vesting period of the options will occur ratably over a three years period (33% of the options shall vest on each of the first three anniversaries of the date grant. The options will expire 7 years following the date of grant.

	Number of options
	Year ended December 31
	2 0 1 2		2 0 1 1		2 0 1 0
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		($)		($)		($)

Balance at the beginning of the year	430,000	2	430,000	2	430,000	2
Granted	-		-		-
Balance at the end of the year (*)	430,000	2	430,000	2	430,000	2

Options exercisable at the year end	286,667	2	143,000	2	-	-

(*)Includes options granted to the Company's key personnel	80,000	2	180,000	2	180,000	2

The weighted average contractual life of the options outstanding as of December 31, 2012 is 4.23 years. The average estimated fair value of the options was calculated based on the Binominal model based on a valuation of a third party expert, using the following assumptions:

Year ended December 31
2 0 1 0

Risk free interest rate (%)	3.15
Exercise coefficient	2.5-3.5
Contractual term	7
Expected volatility (%)	75.86
Expected dividend yield	None
Forfeited (%)	0-3
Total cost of benefit (NIS thousand)	11,635

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -    OPTIONS PLANS (CONT.)

A.	Options plan adopted by the Company: (cont.)

Elbit Medical plan

In April 2011, the Company's board of directors adopted an option plan ("option plan") for the grant of up to 158,637,000 options exercisable into 79,443,500 ordinary shares of Elbit Medical for an exercise price of NIS 0.4. The exercise price of each option will be reduced upon distribution of dividend, stock dividend etc. The exercise mechanism of the options into the Elbit Medical's shares will be as follow: At the exercise date the Company shall issue to each option exercised shares equal to the difference between (A) the price of Elbit Medical's shares on the TASE on the exercise date, provided that if such price exceeds 100% of the Exercise Price, the opening price shall be set as 100% of the Exercise Price ("Capped Exercise Price"); less (B) the Exercise Price of the options; and the result (A minus B) will be divided by the Capped Exercise Price. In November, 2012, the Company’s board of directors adopted an amendment to the Option Plan increasing the number of options issuable from 158,637,000 to 187,708,000 and resolved to amend the exercise price per share to NIS 0.133 and to extend the expiration date of such options to November 29, 2017, As of December 31, 2012 159,304,500 options were granted to the Company's employees and officers and additional 28,153,500 are subject to approval of the Company shareholder meeting.

The vesting period of the options will occur ratably over a three years period (33% of the options shall vest on each of the first three anniversaries of the amendment date grant. The options will expire 5 years following the date of grant.

	Year ended December 31
	2 0 1 2		2011
	Number of options (*)	Weighted average exercise price	Number of options (*)	Weighted average exercise price
		(NIS)		(NIS)

Balance at the beginning of the year	130,233,500	0.4	-
Granted	29,071,000	0.13	130,483,500	0.4
Exercised	-		(250,000)	0
Balance at the end of the year (*)	159,304,500	0.14	130,233,500	0.4

Options exercisable at the year end	-		-

(*)Includes options granted to the Company's key personnel	-	-	43,639,000	0.4

The weighted average contractual life of the options outstanding as of December 31, 2012 is 4.9 years. The average estimated fair value of the options was calculated based on the Binominal model based on a valuation of a third party expert, using the following assumptions:

	Year ended December 31
	2 0 1 2	2011

Risk free interest rate (%)	3	4.83
Exercise coefficient	None	None
Contractual term	5	5
Expected volatility (%)	54.5	53.1
Expected dividend yield	None	None
Forfeited (%)	0	0
Total cost of benefit (NIS thousand)	6,127	19,924

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -    OPTIONS PLANS (CONT.)

B.	Options plan adopted by PC:

In October 2006 PC’s board of directors approved the grant of up to 33,834,586 non-negotiable options over PC’s ordinary shares to PC’s board members, employees in PC’s group and other persons who provide services to PC including employees of the Group (”Offerees”). The options were granted to the Offerees for no consideration.

In November 2011, PC’s general shareholders meeting and its Board of Directors approved to amend the 1st employee share option plan (ESOP) to extend the Option Term, being the term during which options can be exercised under the 1st ESOP) from 7 to 10 years from the Date of Grant. Furthermore, 2nd ESOP plan was adopted in November 2011 which is based on the terms of the 1st ESOP as amended in accordance with the terms as referred to above, with a couple of amendments, the most important of which is the total number of options to be granted under the 2nd ESOP is fourteen million (14,000,000) and a cap of GBP 2.

The immediate effect of the modification on the 2011 profit and loss statement was an expense of approximately NIS 5 million.

In November 2012, PC’s general shareholders meeting and the Board of Directors approved to amend the 1st ESOP to extend the Option Term (i.e., as defined in the 1st ESOP, being the term during which options can be exercised under the 1st ESOP) from ten to fifteen years from the Date of Grant. As a result the Company recorded an incremental fair value of EUR 0.5 million which is included in the consolidated income statement.

Exercise of the options is subject to the following mechanism: on exercise date the Company shall allot, in respect of each option so exercised, shares equal to the difference between (A) the opening price of the Company’s shares on the LSE (or WSE under certain conditions) on the exercise date, provided that if the opening price exceeds GBP 3.24, the Exercise Price the opening price shall be set at GBP 3.24 (Except 2nd ESOP as stated above) of the Exercise Price; less (B) the Exercise Price of the Options; and such difference (A minus B) will be divided by the opening price of the Company’s Shares on the LSE (or WSE under certain conditions) on the exercise date. The terms and conditions of the grants are as follows, whereby all options are settled by physical delivery of shares:

Following the modification of the option plan, the maximum number of shares issuable upon exercise of all outstanding options, as of December 31, 2012 is 33,176,682.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -    OPTIONS PLANS (CONT.)

B.	Options plan adopted by PC: (cont.)

Following is a summary of PC's option plan:

	Number of options
	Year ended December 31
	2 0 1 2		2 0 1 1		2 0 1 0
	Number of options (i)	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		(GBP)		(GBP)		(GBP)
Balance at the beginning of the year	26,905,132	0.46	24,889,225	0.61	26,255,482	0.532
Granted	(108,335)	0.42	6,169,000	0.46	2,789,000	1.23
Exercised	(2,989,557)	0.96	(951,564)	0.53	(3,954,541)	0.52
Forfeited	1,190,000	0.47	(3,201,529)	1.4	(200,716)	0.52
Balance at the end of the year (*)	24,997,240	0.43	26,905,132	0.43	24,889,225	0.61

Options exercisable at the year end	12,471,556	0.43	19,380,778	0.458	15,279,330	0.527
(*) Includes:
Options granted to the Company's CEO & Executive President	3,907,895	0.43	3,907,895	0.43	3,907,895	0.52
Options granted to other Company's key personnel	2,116,541	0.43	14,566,917	0.43	14,566,917	0.64

(i)
The options outstanding at 31 December 2012 have an exercise price in the range of GBP 0.39 to GBP 1.32 and have weighted average remaining contractual life of 10.3 years. The weighted average share price at the date of exercise for share options exercised in 2012 was GBP 0.48 (2011: GBP 0.88).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -    OPTIONS PLANS (CONT.)

B.	Options plan adopted by PC: (cont.)

The average estimated fair value of each option granted was calculated based on the binominal-lattice model, based on a report from a third party expert, using the following assumptions:

Year ended December 31
	2 0 1 2	2 0 1 1 (i)	2 0 1 0

Risk free interest rate (%)	0.24-4.13	0.46-5.49	0.55-5.65
Expected life of options (years)	9-10	7-10	5-7
Expected volatility (%) (ii)	40-60	33-52	40-58
Expected dividend yield	-	-	-
Forfeited (%)	2.5-5.9	2.5-5.9	2.5-5.9
Suboptimal exercise multiple	1.5-2	1.5-2	1.5-2
Total cost of benefit for options granted (or modified) during the year (NIS thousands)	3,783	11,897	7,164

(i)	Not including information in respect of the modification of the option plan in November 2011 (see above).

(ii)
Since PC has been a publicly traded company since October 2006, there is not enough information concerning PC share price. Therefore, in order to derive the expected stock price volatility, analysis was performed based on the data of PC, and of three other companies operating in the similar segment, which have similar market capital and are traded at the Warsaw Stock Exchange. The weight of the standard deviation for PC was ranging between 45% - 65% and the weight of the average of standard deviations of comparative companies was 35% - 55% (2011: the same).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -    OPTIONS PLANS (CONT.)

C.	Options plan adopted by EPUS

In August 2011, EPUS 2011 Incentive Plan (the “2011 EPUS Incentive Plan”) that provides for the grant of options exercisable into up to 500,000 Participation Units of EPUS to employees, directors and officers of the Company and of affiliate companies, at an exercise price per option of USD 17. The exercise price of each option will be reduced upon any event that EPUS makes cash distributions of the proceeds to all Partners or repays the Partners and/or any Affiliate any outstanding loan, interest, charges and/or current debt, etc.

Under the 2011 EPUS Incentive Plan, upon winding up of EPUS the entire amount of 500,000 Participation Units shall entitle their holders to receive 5% of an amount which equals to any and all amounts that EPUS has received from all sources of income less the costs and expenses pertaining to the applicable transaction and less any and all taxes paid or payable if any with respect to such transaction.

	Year ended December 31
	2012		2011
	Number of options (*)	Weighted average exercise price	Number of options (*)	Weighted average exercise price
		(USD)		(USD)

Balance at the beginning of the year	488,750	12.74	-	-
Granted	11,250	12.74	488,750	17
Exercised (*)	(500,000)	1.9
Balance at the end of the year (**)	-		488,750	12.74

Options exercisable at the year end	-	-	-	-

(**) Includes options granted to the Company's key personnel	-	-	300,000	12.74

(*)	During 2012 and as part of the U.S transaction (see note 29) the Administration of the plan accelerated the vesting period

The average estimated fair value of the options was calculated based on the Binominal model based on a valuation of a third party expert, using the following assumptions:

Year ended December 31
2 0 1 2

Risk free interest rate (%)	0.48
Exercise coefficient	None
Contractual term	3.5
Expected volatility (%)	51.1
Expected dividend yield	None
Forfeited (%)	0
Total cost of benefit (USD thousand)	8,060

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -    OPTIONS PLANS (CONT.)

D.	Options plan adopted by PC India and Elbit India real estate

In March 2011 (“Date of grant”) the Company’s subsidiaries PCI ("PC India Holdings Public Company Ltd.") and EPI (“Companies”) granted non-negotiable Options, exercisable into the Companies’ Ordinary Shares, to employees, directors and officers of the Companies and/or Affiliates of the Companies.  The options were granted for no consideration and have 3 years of vesting with contractual life of 7 years following the Date of Grant. PCI had granted 14,212 (out of which 3,306 were granted to Company's key personnel) Share options with exercise price of €227 per option. EPI had granted 51,053 share options (out of which 11,835 were granted to Company's key personnel) with exercise price of €0.01 per option. PCI and EPI common shares valuation methodology was based on net asset value Model. The expected stock price volatility was based on 5 Indian publicly traded real estate companies and set to range 43.31%-54.4%. The Annual risk free Interest rate range was: 1.25% -4.03%. The suboptimal exercise multiple for Key management personnel were set to 2 and for Employees 1.5 in 2011.

As a result the Company recorded options costs of €0.75 (NIS 4 million) in the income statement.

The Option Plans include, among others, a Cashless Exercise mechanism prior to/following IPO and Conversion upon the Listing of a Subsidiary.

The total number of Underlying Shares reserved for issuance under PCI Plan and EPI Plan and any modification thereof shall be 14,697 Underlying Shares and 52,600 Underlying Shares, respectively (representing approximately 5% of the share capital of the Companies on a fully diluted basis, inclusive of all Underlying Shares).

E.	Options plan adopted by Investee Company

InSightec has adopted several options plans exercisable to its ordinary shares to be granted to InSightec’s board members, employees and other persons who provide services to InSightec including employees of the Group (”Offerees”). Based on the these plans, 250,000 options with $6 exercise price were granted to the Company's CEO & Executive President and 100,000 with $3 exercise price were granted to other Compan’s key personnel.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 -     ADDITIONAL DETAILS CONCERNING INCOME STATEMENT

	Year ended December 31
	2 0 1 2	2 0 1 1	2 0 1 0
	(in thousand NIS)

A. Income from commercial centers
Revenues from sale of trading property	127,109	3,525	4,345

Rental income and management fees	141,025	76,300	61,260
Other	34,128	35,445	37,290
	175,153	111,745	98,550

B. Revenues from hotel operations and management

Rooms	137,146	179,396	259,894
Food, beverage and other services	69,370	92,009	129,195
Rental of commercial space	16,312	15,143	14,733
	222,828	286,548	403,822

C. Cost of commercial centers

Direct expenses:
Cost of trading property sold	109,628	3,203	5,185
Wages and fringe benefits	10,341	9,089	10,019
Allowance for doubtful debts	-	-	3,223
Energy costs	22,250	18,676	18,375
Taxes and insurance	10,281	6,595	5,168
Maintenance of property and other expenses	29,627	26,418	23,672
	182,127	63,981	65,642
Other operating expenses:
Wages and fringe benefits	22,952	24,086	25,380
Stock-based compensation expenses	7,755	19,000	13,366
Professional services	23,933	19,756	17,830
Advertising	20,063	12,931	14,637
Other	12,705	14,845	13,845
	87,408	90,618	85,058
Depreciation and amortization	3,275	5,027	6,045
	272,810	159,626	156,745

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 -     ADDITIONAL DETAILS CONCERNING INCOME STATEMENT (CONT.)

Year ended December 31
2 0 1 2	2 0 1 1	2 0 1 0
(in thousand NIS)

D. Cost of hotel operations and management

Direct expenses:
Wages and fringe benefits	55,575	77,814	107,574
Food and beverages	17,235	22,483	28,806
Other	56,669	67,814	95,352
	129,479	168,111	231,732
Other operating expenses:
Wages and fringe benefits	573	834	499
Management fees and reimbursement expenses	12,677	15,252	21,884
Business taxes, insurance and lease payments	8,592	11,838	25,536
Other	3,819	3,432	7,746
	25,661	31,356	55,665
Depreciation and amortization	47,018	41,317	53,894
	202,158	240,784	341,291

E. Cost of fashion merchandise

Direct expenses:
Inventories - opening balance	36,140	28,504	26,652
Purchases	61,620	101,550	78,222
Less disposal during the year	19,982	-	-
Less - inventories closing balance	10,676	36,140	28,330
	67,102	93,914	76,544
Other operating expenses:
Wages and fringe expenses	32,562	38,417	38,512
Rental, management fee and shops' maintenance	39,281	56,485	54,899
Advertising	5,397	11,788	14,398
Depreciation and amortization	6,064	7,379	8,520
Other	5,366	3,760	4,701
	88,670	117,829	121,030
	155,772	211,743	197,574

F. General and administrative expenses

Wages and fringe benefits	24,718	24,262	30,274
Stock-based compensation expenses	11,853	22,644	13,980
Depreciation and amortization	1,752	1,852	1,990
Other	10,563	13,099	19,048
	48,886	61,857	65,292

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 -     ADDITIONAL DETAILS CONCERNING INCOME STATEMENT (CONT.)

Year ended December 31
2 0 1 2	2 0 1 1	2 0 1 0
(in thousand NIS)

G. Financial expense

Interest and CPI linkage on borrowings (i)	393,941	463,500	417,539
Gain from buy back of debentures	(112,857)	(64,110)	-
Sub Total	281,084	399,390	417,539
Loss (gain) from foreign currency translation differences (net of exchange results recorded in foreign currency translation reserve)	21,483	(42,754)	55,451
Other financial expenses	7,507	4,968	7,954
Total financial expenses	310,074	361,604	480,944
Financial expenses capitalized to qualified assets (ii)	(134,296)	(197,603)	(164,238)
	175,778	164,001	316,706
(i)    Including results of swap transactions designated as cash flow hedge for the years ended December 31, 2010.
        In addition interest on debentures measured at FVTPL in the amount of NIS 61 million,
        NIS 56 million and NIS 51 for the years ended December 31, 2012, 2011 and 2010, respectively.

(ii) The rate applicable to non-specific credit	7.3%	8.0%	7.2%

H. Financial incomes

Interest on deposits and receivables	27,974	65,017	59,169
Gain (loss) from foreign currency translation differences	3,109	554	(18,242)
	31,083	65,571	40,927

I. Change in fair value of financial instruments at FVTPL

Change in fair value of embedded derivative	-	2,158	9,146
Change in fair value of financial instruments measured at FVTPL (mainly debentures)	98,798	(353,368)	236,837
Change in fair value of derivatives (mainly swap and forward transactions)	(57,888)	60,857	(173,813)
Gain (loss) on marketable securities	9,319	14,816	(19,154)
	50,229	(275,537)	53,016

J. Write down, charges and other expenses, net

Write down, other property and other receivables (i)	413,564	263,720	44,446
Initiation expenses (ii)	15,454	22,159	37,832
Other, net (iii)	(17,393)	397	1,382
	411,625	286,276	83,660

(i)	Includes mainly impairment related to PC trading property based on external expert valuations.
(ii)	Includes mainly cost and expenses in respect of the Group's operations in India.
(iii)	The balance for 2012 includes NIS 37 million receivable from insurance company (see note 8 C)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 -     ADDITIONAL DETAILS CONCERNING INCOME STATEMENT (CONT.)

	Year ended December 31
	2 0 1 2	2 0 1 1	2 0 1 0
	(in thousand NIS)
K. Earnings per share

1. Basic earnings per share:
The earnings and weighted average number of ordinary shares used in the calculation of the basic earning per share are as follows:
Loss from continuing operations	(391,947)	(284,610)	(308,924)
Profit from discontinued operation	98,357	19,691	370,922
Weighted average number of shares used in computing basic earnings per share (thousands)	24,886	24,883	25,291

2. Diluted earnings per share:
The earnings and weighted average number of ordinary shares used in the calculation of the diluted earnings per share are as follows:
Profit (loss) from continuing operations	(391,947)	(284,610)	(308,924)
Profit from discontinued operation	98,357	19,691	370,922
Weighted average number of shares used in computing diluted earnings per share (thousands)	24,886	24,883	25,737
Effect of diluted options on the number of shares (thousands)	-	-	-

The earnings used in the calculation of all diluted earnings per share are same as those for the equivalent basic earnings per share measures, as outlined above.

NOTE 27 -     RELATED PARTIES

A.	Transactions with related parties:

Transactions between the Company, its subsidiaries and its jointly controlled companies, which are related parties of the Company, have been eliminated on consolidation and therefore are not disclosed in this note.

(1)
As of December 31, 2012 the Company and/or its subsidiaries are bound by the following agreements, with Control Centers Ltd. ("CC"), the ultimate controlling party of the Company, and/or companies controlled thereby:

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

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 -     RELATED PARTIES (CONT.)

A.	Transactions with related parties: (cont.)

(1)	(Cont.)

a.	(Cont.)

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

If the designation of a real estate project is changed for any reason prior to its completion, the Company may either terminate the agreement with respect to the said project or conduct a settlement of accounts on the basis of the actual project's costs as of such date as if the project had been terminated (as per the termination settlement method appearing below), and thereafter, any additional payment milestones shall be calculated on the basis of the new budget of the project following the change of designation.  If the development of the real estate project is terminated for any reason (including its sale or as a result of a change in the designation of the project), the payment for the Services to CC will be calculated as a percentage of the budget of the project as of such date provided however, that the rate upon which the consideration is calculated, shall not exceed the rate determined for the next milestone of the project had it been continued as planned. The calculation of such payments to CC will be subject to the approval of an external accountant and the Company's audit committee and board of directors. In addition, the Group may also purchase from CC through Jet Link Ltd. (a company controlled by CC) up to 125 flight hours per calendar year in consideration for payments to Jet Link Ltd. in accordance with its price list deducted by a 5% discount. This agreement does not derogate from a previous agreement entered into between the Company and Jet Link Ltd. for the purchase by the Company of aviation services (see Item b. below).

The agreement with CC has expired in May, 2011, but it continues to apply to Services with respect to projects that commenced prior such date.

b.
An agreement between the Company and Jet Link Ltd., for the provision of aviation services, up to 150 flight hours per annum, for the operations and in connection with projects abroad, in consideration for payment calculated on the basis of the price list of Jet Link Ltd., deducted by a 5% discount. This aviation services agreement has expired in May 2011.

c.
In October 2011 PC extended for additional four-years term an agreement between PC and Jet Link Ltd under which the PC and/or its affiliates may use the airplane for their operational activities up to 275 flight hours per annum. PC will pay Jet Link Ltd. in accordance with its price list, deducted by a 5% discount.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 -     RELATED PARTIES (CONT.)

A.	Transactions with related parties: (cont.)

(2)
The Group furnished a local municipality with a bank guarantee in a principal amount of approximately NIS 4.5 million to secure payment of the land betterment tax by Marina Herzliya Limited Partnership Ltd. (a subsidiary of the Control Centers Group). The above sum, including the interest and index accrued thereupon, as of December 31, 2012 amounted to NIS 9.6 million. In December 2012, the court, based its decision on the assessment of the valuator that was appointed by it, decided to reject the betterment tax demand. Consequently the bank guarantee was canceled.

B.	Benefits to key management personnel:

In July 26, 2012 the Company's board of directors approved a structural reorganization of the Company's headquarters in the framework of which several changes were made in executive positions within the Group. All the appointments which have been approved by the board are effective as from August 1, 2012.

(1)	CEO & Executive President's services for the Company

On May 31, 2006, the Company's shareholders' approved a service agreement with a company controlled by the Company's CEO & Executive President (the “Management Company”) pursuant to which, the Company's CEO & Executive President, who at time served as the Company's Executive Chairman, commencing January 1, 2010, serves in addition as Executive President, and commencing August 1, 2012 serves in addition as the Company's CEO, provides the Company with services (the “Services”) via the Management Company. The agreement was for a five-year term commencing retroactively on August 1, 2005. In September, 2010 the Company’s shareholders' approved an extension of the agreement for an additional five-year term commencing in August 2010 ; however, pursuant to the Israeli Companies Law, 1999-5759, this agreement will require shareholder approval again in the Company's shareholder meeting in 2013. The Management Company may also provide the Services to private subsidiaries and/or affiliates of the Company. Under the agreement, the Services will be provided by the CEO & Executive President only, as an employee of the Management Company and the CEO & Executive President will devote at least 80% of his time, skills and efforts to his role as CEO & Executive President and CEO. During the term of the agreement the Management Company may not affect any change of control of its shareholders. In consideration for the Services, the Company pays the Management Company a monthly fee of $50,000 (NIS 185 million as of December 31, 2012) as well as reimbursement of direct expenses incurred directly with the provision of the Services. In addition, the Management Company is entitled to other benefits, such as an appropriate vehicle, telephone, facsimile, mobile phone, computer, printer and modem, including installation costs and all reasonable expenses related thereto. Under the agreement, the Management Company will be the sole employer of the CEO & Executive President and no employer-employee relationship will exist between the CEO & Executive President and the Company. The Management Company has agreed to indemnify the Company with respect to any amount, rights or benefits the Company would be required to pay the CEO & Executive President including legal fees, in connection with any determination by the labor court and/or any other competent authority that the CEO & Executive President was or is an employee of the Company during the term of the agreement. The CEO & Executive President has guaranteed all of the Management Company’s obligations as far as they relate to it and has further guaranteed the Management Company’s indemnification undertakings and responsibility for damages.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 -     RELATED PARTIES (CONT.)

B.	Benefits to key management personnel: (cont.)

(2)	Executive Director services for PC

On November 1, 2007, the Company's shareholders approved a service agreement between PC and the CEO & Executive President, according to which, the CEO & Executive President will serve as PC's Executive Director of the board of directors in consideration of monthly salary of $25,000 (NIS 93,000 as of December 31, 2012) as well as reasonable expenses incurred by the Executive Director in the performance of his duties under the service agreement. The salary will be reviewed by PC's board of directors each year and may be increased at the discretion of PC's board and subject to applicable law. The Executive Director has waived his right to any entitlement to severance pay under the Israeli Severance Pay Law and social benefits. Under Israeli law, however, a waiver of certain social benefits, including severance pay, has no effect, and therefore PC may be exposed to potential additional payments to the Executive Director in an aggregate amount which is estimated as immaterial, should the agreement be regarded as an employment agreement. The service agreement commenced on October 26, 2006. Each party may terminate the service agreement by a 12-month prior notice.

(3)	Company's CEO & Executive President Bonus

On November 1, 2007 the Company's shareholders approved an annual bonus payment for the CEO & Executive President which will be calculated as follows: (i) 0% of the first NIS 100 million of Profits (as defined below); (ii) 2.5% of Profits between NIS 100 million and NIS 125 million; (iii) 3% of Profits between NIS 125 million and NIS 150 million; and (iv) 3.5% of Profits exceeding NIS 150 million. The annual bonus is payable for so long as the CEO & Executive President serves as a director or officer of the Company or any of its subsidiaries.

For the purpose of determining the annual bonus, in accordance with resolutions of the Company's audit committee and board of directors as of May 29, 2008 and also based on legal advice obtained, "Profits" shall mean profit of the Company before taxes, as disclosed in the Company's annual audited consolidated financial statements for that year minus profits (losses) before tax allocated to the minority and minus such losses (before taxes and after deduction of profits (losses) allocated to the minority) as disclosed in the Company's annual consolidated audited financial statements for all years commencing 2007, that had not already been deducted for the purpose of calculating of such annual bonus for any previous year. Notwithstanding the above, the annual bonus the CEO & Executive President is entitled to shall not exceed NIS 18.0 million. Pursuant to an amendment to the Israeli Companies Law, 5759-1999, the effectiveness of this bonus is subject to re-approval by the Company's shareholders

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 -     RELATED PARTIES (CONT.)

B.	Benefits to key management personnel: (cont.)

(4)	Company's Chairman Bonus

On May 31, 2006, the Company's shareholders approved bonus payments for the fiscal years commencing 2006 to the Company's Chairman, which will be calculated as follows: (i) 0.75% of the first NIS 125 million of Profits (as defined below); (ii) 0.875% of Profits between NIS 125 million and NIS 150 million; and (iii) 1% of Profits exceeding NIS 150 million.

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

(5)	Company's agreement with its former executive vice chairman

On January 17, 2008, the Company's shareholder’s approved an agreement with an officer who served as the Company's executive vice chairman of the board ("VC") according to which the Company has undertaken to allot the VC 5% of the aggregate issued and outstanding share capital in each entity through which the Group (excluding operations of PC and its investees) will conduct its operations in India and in Asia (the "Investment Vehicle") during the Sourcing Period (as defined below). In the event the Investment Vehicle is not wholly owned by the Group, the VC will be allotted that number of shares equal to 5% of the issued and outstanding share capital in such Investment Vehicle held by the Group ("VC Shares"). The VC Shares shall not be entitled to receive any distributions (including, but not limited to, payment of dividends, interest, other expenses and principal repayments of shareholder loans, management fees or other payments made to the VC and any loans provided by the Investment Vehicle to the VC) from the Investment Vehicle until the Group's investments (principal and interest calculated in accordance with a mechanism provided for in the agreement) in such Investment Vehicle have been fully repaid.  As of December 31, 2012, the VC's right to receive the shares in each Investment Vehicle is fully vested. The Group's obligation to issue the VC Shares shall apply to all the Group's operations (excluding operations of PC and its investees) initiated in the territory since the Group has commenced its operations in India and shall remain in effect for a period of 2.5 years subsequent to the date on which the VC ceases, for any reason, to devote, in the aggregate, a substantial part of his time and attention to the sourcing activities (the "Sourcing Period"). The agreement includes tag-along rights, preemptive rights and registration rights in favor of the VC and transfer restrictions, right of first refusal and drag-along rights in favor of the Group. Effective as of December 31, 2010, the VC resigned from his position with the Company, and accordingly the Sourcing Period will end in June 2013.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 -     RELATED PARTIES (CONT.)

B.	Benefits to key management personnel: (cont.)

(6)	PC's agreement with the Company's former executive vice chairman

On October 27, 2006, PC has entered into an agreement with an officer who served as the Company's executive vice-chairman of the board ("VC") with respect to its operations in India, under which the VC will be entitled to receive options ("the Options") to acquire up to 5% of the holding company through which PC will carry out its operations in India. However, where considered appropriate and by agreement, the VC will be entitled to up to 5% interest in specific projects, in which case necessary adjustments will be made at the holding company level. PC and the VC will agree on the form of the Option for each project, taking into account taxation, securities laws and regulations applicable to either party or their respective affiliates, and other considerations of the respective parties. If the VC exercises all his Options (5%) at the holding company level, his right to take up interests on a project by project basis will elapse. As of December 31, 2012, the VC's right to receive the shares in each holding company is fully vested.

The Options may be exercised at any time, for cash or on a cashless basis, at a price equal to PC's net equity investment made in the projects as of the date in which the Option is exercised plus interest at the rate of LIBOR plus 2% per annum from the date of the investment made by PC until the Options exercise date ("Exercise Price"). The VC has a put right to require PC to purchase shares held by him following the exercise of the Options, at a price to be determined by an independent appraiser. In addition, the VC has the right to pay the Exercise Price on a partial exercise of Options by way of the surrender to PC of Options valued at the Exercise Price of the exercised Options.

The agreement includes tag-along rights and a right of first refusal. If PC sells its shares in the holding company to a third party, the VC's Options will not be affected. However, if a new investor is allotted shares in the holding company, the VC's Options will be diluted pro-rata.

The VC and PC have agreed to enter into a new agreement in substantially the same terms and conditions as the agreement described in item (5) above (the "New Agreement") which will replace and supersede the previous agreement. The New Agreement shall enter into effect following the receipt of the approval of the Company's shareholders and the approval of PC's relevant organs as required under applicable law.

The agreement was approved by the Company's shareholders meeting on January 17, 2008. As of the balance sheet date, a liability of NIS 2 million was recorded in the consolidated financial statements in respect of this agreement.

Effective as of December 31, 2010, the VC resigned from his position with the Company. The agreement is still valid.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 -     RELATED PARTIES (CONT.)

B.	Benefits to key management personnel: (cont.)

(7)	a.	Insurance policy for the Company's directors and officers

The directors and officers of the Company and of companies (excluding PC and its subsidiaries which are covered under a separate policy , in which the directors serve on behalf of the Company, are covered by insurance of up to $40.0 million per occurrence and in the aggregate during the duration of the policy. The first layer of such policy in the amount of $10.0 million shall also cover the liability of directors and officers of EIL and its subsidiaries. The allocation of the insurance costs between the Company and its subsidiaries (90%) and EIL (10%) was approved by the Company's shareholders. In addition, the directors and officers of the Company and of PC (excluding their respective subsidiaries) are covered under an umbrella policy, up to a $20.0 million per occurrence and in the aggregate. The shareholders of the Company approved the renewal of such policies and the purchase of other directors and officers policy and the purchase of any other policy upon the expiration of such policies, provided that the coverage will not exceed the amount described above and that the premium will not exceed an amount representing an increase of 20% as compared to the previous year. The shareholder’s meeting of December 2011 approved the coverage of liability of the Executive Chairman under the above insurance policy.

b.	Insurance policy for PC's directors and officers

PC's directors and officers (including the Company's directors who are non-controlling shareholders of the Company) are covered through September 2012 by Public Offering of Securities Insurance of up to $5.0 million for losses arising under the prospectus filed by PC in October 2006. Such coverage was approved by the Company's shareholders.

c.	Insurance policy for the InSightec's directors and officers

InSightec's directors and officers are covered by two insurance policies; (i) Run Off policy, which is valid for a period of 7 years commencing December 2012, covering damages occurring until December 2012, and (ii) a second policy covering damages occurring from December 2012, which is valid for 12 months commencing December 2012. Each policy is up to $20.0 million, including a component of special coverage for risk management (up to an amount of $100 thousands) and they are valid worldwide (Insurance Policy). In July 2012, Elbit Technologies' Audit Committee and Board of Directors has approved the Insurance Policy applicability the Company's CEO and controlling shareholder and another Director in the Company, the latter of which is subject to the approval of Elbit Technologies' general meeting.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 -     RELATED PARTIES (CONT.)

B.	Benefits to key management personnel: (cont.)

(7)	(cont.)

d.	Insurance policy for the Gamida's directors and officers

Gamida's directors and officers (including the Company controlling shareholding and some of the Company's officers) are covered by a policy including insurance cover for the Directors and officers in Gamida as well as indemnity for Gamida, cover with respect to financial damage caused to Gamida in the case of claims against the officers and this in the event that Gamida is entitled or obligated, by law, to indemnify the insured with respect to monetary damage. In accordance with the terms and conditions of the policy, the limit of liability of the insurer is $ 5,000,000. The limit of liability is the total of the accumulated amount of the liability of the insurer for any monetary damage, resulting from all the claims that will be submitted against all the insured parties in accordance with all the clauses of the insurance cover, in accordance with the accumulative policy.

(8)	As for directors' indemnification - see note 23C (1-4).

(9)	Shares and warrants issued to related parties - see note 25.

C.	The following table presents the components of the Group related party transactions and benefit (including bonus) granted to the Group's key management personnel:

	Year ended December 31
	2 0 1 2	2 0 1 1	2 0 1 0
	(in thousand NIS)
a. Benefits to key management personnel
Salaries, management fees, directors' fees and bonuses (i) (*)	9,927	13,038	15,485
Post employment benefits	186	1,261	2,855
Amortization of stock based compensation expenses	19,234	22,085	15,720
	29,347	36,384	34,060

(*) Number of recipients (excluding directors)	1	4	5

b. Project expenses (coordination, supervision and aviation services) - charged, mainly to cost of trading property and property plant and equipment (see note 27 A(1))	8,211	21,960	44,332

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 -     RELATED PARTIES (CONT.)

D.	Balances with related parties:

	Year ended December 31
	2 0 1 2	2 0 1 1
	(in thousand NIS)

Assets:
Receivables and other debit accounts	5,715	6,151
Deposit, loans and other long-term receivables	1,082	1,082
	6,797	7,233

Liabilities:
Payables and other credit accounts	759	2,900

Benefits payable to former key management personnel	3,332	5,841
	4,091	8,741

E.	Liens and guarantees - see notes 23D.

NOTE 28 -     SEGMENTS REPORTING

A.	General:

The Group's Chief Operating Decision-Maker ("CODM") has been identified as the CEO & Executive President. The CODM reviews the Group’s internal reporting to assess the performance and to allocate resources. The CODM assesses the performance of the Group's segments based on Net Operating Income. Such Net Operating Income is excluding general and administrative expenses attributable to the Company's headquarter, financing income (expenses) and income taxes. In addition, the CODM is assessing separately the specific financial expenses of each segment based on the borrowings which are specifically attributable to the segment. All other financing expenses (income) (i.e: financing expenses in respect of non specific borrowing, interest income on investments and deposits and changes in fair value of financial instruments) were considered as unallocated financing expenses (income). For the purpose of these financial statements the following business segments were identified:

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 -     SEGMENTS REPORTING (CONT.)

A.	General: (cont.)

•
Commercial and entertainment centers - Initiation, construction and sale, shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector. In certain circumstances and depending on market conditions, the Group operates and manages a commercial and entertainment centers prior to its sale.

•	Hotels - Hotels operation and management.

•
Medical Industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine;

•	Residential projects - initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential.

•	Fashion apparel - distribution and marketing of fashion apparel and accessories.

•	Other activities - venture-capital investments - investments in high tech companies which are mainly engaged in research and development operations.

During 2010 the Company decided to suspend its investment activities in hospitals and farm and dairy plants in India, until the Company is satisfied that the economy has recovered sufficiently to resume such activities.

The Group's reportable segments for each of the years ended December 31 2012, 2011 and 2010 are: Commercial and Entertainment Centers, Hotels, Medical Industries and devices, Residential Projects and Fashion Apparel. All the other operations identified by the CODM are included as "other activities". The assets of a reportable segment include mainly property plant and equipment (with respect to the Hotels and fashion apparel segments), investment property attributable to the U.S. Real Property segment, and trading property and payments on account of trading property attributable to the Commercial and Entertainment Centers and the Residential Projects. Unallocated assets include mainly cash and cash equivalent as well as short and long term deposits and investments.

The liabilities of the reportable segments include mainly specific borrowings provided directly to the Project Companies (i.e.; mainly companies which are engaged in the purchase, construction and initiations of commercial centers, investment property and hotels) and which are usually secured by a mortgage on the property owned by these Project Companies. Other borrowings which were raised by the Group with no identification to certain operations (i.e.: mainly debentures rose by the Company and PC) were considered as unallocated liabilities.

The accounting policies of the reportable segments are the same as those of the Group described in note 2.

In June 2012, the Company fully realized the U.S Real Property segment. Therefore this segment is no longer considered as a reportable segment, and accordingly was excluded from segmental disclosure for each of the years ended December 31 2012, 2011 and 2010 (see note 29).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 -     SEGMENTS REPORTING (CONT.)

B.	Data regarding business segments

Year ended December 31, 2012

	Commercial and entertainment Centers (i) (ii)	Hotels	Medical industries and devices	Residential	Fashion Apparel	Other activities and allocations	Total
	(in thousand NIS)
Income – revenues and gains	300,541	276,703	69,457	1,622	152,470	(66,463)	734,330
Gain from loss of control over a subsidiary	-	-	216,574	-	-	(216,574)	-
							734,330

Segment profit (loss)	(378,419)	81,396	174,793	(8,135)	(3,302)	(174,370)	(308,037)

Financial expenses	(57,861)	(35,966)	-	-	(1,569)	48	(95,348)
Share in losses of associates, net	(427)	-	(8,299)	-	-	-	(8,726)
Unallocated general and administrative expenses							(48,886)
Unallocated financial expenses							(80,428)
Financial income							31,083
Change in fair value of financial instruments measured at FVTPL							(50,229)
Profit before income taxes							(560,571)
Income taxes							10,248
Profit from continuing operations							(550,323)
Profit from discontinued operation							94,823
Loss for the year							(455,500)
Purchase cost of segment assets	138,846	2,897	73	-	3,626	2,674	148,116
Unallocated Purchase cost							-
							148,116

Depreciation and amortization of segment assets	3,275	47,018	-	-	6,064	253	56,610
Unallocated depreciation and amortization							1,752
							58,362
Provision for impairment of segment assets	406,249	(8, 223)	-	-	-	(8, 157)	389,869
Unallocated provision for impairment							6,303
							396,172
December 31, 2012:
Segment assets	3,436,990	1,267,412	106,928	1,046,965	47,339	290,296	6,195,930
Investment on the equity basis	(5,680)	-	18,952	-	-	150,752	164,024
Unallocated assets							734,456
							7,094,411

Segment liabilities	1,158,185	434,510	81,368	1,753	38,011	(56,489)	1,657,338
Unallocated liabilities							4,015,944
							5,673,282

(i)	Includes mainly rental income from commercial centers under operation until their sale and consideration from sales of trading property.
(ii)	Includes trading property and payments on accounts of trading property.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 -     SEGMENTS REPORTING (CONT.)

B.	Data regarding business segments

Year ended December 31, 2011

	Commercial and entertainment Centers (i) (ii)	Hotels	Medical industries and devices	Residential	Fashion Apparel	Other activities and allocations	Total
	(in thousand NIS)
Income – revenues and gains	111,726	286,548	53,324	3,544	183,552	(51,794)	586,900

Segment profit (loss)	(320,949)	58,812	(112,807)	(12, 579)	(29,532)	101,526	(315,529)

Financial expenses	(34,058)	(37,045)	654	-	(3,294)	(728)	(74,471)
Share in losses of associates, net	(743)	-	(6,130)	-	-	(695)	(7,568)
Unallocated general and administrative expenses							(61,857)
Unallocated financial expenses							(89,530)
Financial income							65,571
Change in fair value of financial instruments measured at FVTPL							275,537
Profit before income taxes							(207,847)
Income taxes							63,283
Profit from continuing operations							(271,130)
Profit from discontinued operation							24,101
Loss for the year							(247,029)
Purchase cost of segment assets	404,028	27,464	-	14,881	3,087	2,956	452,416
Unallocated Purchase cost							58,123
							510,539
Depreciation and amortization of segment assets	5,027	41,317	1,273	-	7,379	1,242	56,238
Unallocated depreciation and amortization							1,852
							58,090
Provision for impairment of segment assets	274,563	(13,048)	-	-	1,341	(2,377)	260,479
Unallocated provision for impairment							7,638
							268,117
December 31, 2011:
Segment assets	3,357,612	1,227,194	39,873	1,061,866	99,888	150,731	5,937,164
Investment on the equity basis	(5,657)	-	16,213	-	-	-	10,556
Unallocated assets							4,423,347
							10,371,067
Segment liabilities	1,248,294	745,624	115,435	956	70,026	(89,042)	2,091,293
Unallocated liabilities							6,740,904
							8,832,197

(i)	Includes mainly rental income from commercial centers under operation until their sale.
(ii)	Includes trading property and payments on accounts of trading property.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 -     SEGMENTS REPORTING (CONT.)

B.	Data regarding business segments (cont.)

Year ended December 31, 2010

	Commercial and entertainment Centers (i) (ii)	Hotels	Medical industries and devices	Residential	Fashion Apparel	Other activities and allocations	Total
	(in thousand NIS)
Income – revenues and gains	102,895	602,599	33,631	-	174,817	(33,631)	880,311

Segment profit (loss)	(97,536)	276,369	(88,856)	(19,480)	(28,081)	58,625	101,041

Financial expenses	(19,490)	(87,715)	(1,073)	-	(3,482)	1,073	(110,687)
Share in losses of associates, net	(1,899)	-	-	-	-	(6,376)	(8,275)
Unallocated general and administrative expenses							(65,292)
Unallocated financial expenses							(206,019)
Financial income							40,927
Change in fair value of financial instruments measured at FVTPL							(53,016)
Profit before income taxes							(301,321)
Income taxes							3,992
Profit from continuing operations							(305,313)
Profit from discontinued operation							378,838
Profit for the year							73,525
Purchase cost of segment assets	375,554	99,965	3,379	66,607	11,605	17,182	574,292
Unallocated Purchase cost							2,441,795
							3,016,087
Depreciation and amortization of segment assets	6,044	53,894	628	-	8,520	(628)	68,458
Unallocated depreciation and amortization							2,618
							71,076
Provision for impairment of segment assets	43,686	(15,061)	-	5,466	3,580	-	37,671
Unallocated provision for impairment							5,833
							43,504
December 31, 2010:
Segment assets	4,071,426	1,204,159	43,141	1,046,146	95,873	39,377	6,500,122
Investment on the equity basis	(4,697)	-	-	-	-	29,824	25,127
Unallocated assets							4,177,465
							10,702,714
Segment liabilities	1,726,315	622,775	61,596	1,069	75,870	(54,485)	2,433,140
Unallocated liabilities							6,092,052
							8,525,192

(i)	Includes mainly rental income from commercial centers under operation until their sale.
(ii)	Includes trading property and payments on accounts of trading property.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 -     SEGMENTS REPORTING (CONT.)

C.	Data regarding geographical areas:

(1)	Revenues and gains by geographical areas

Revenues information above is based, mainly, on the locations of the assets.

	Year ended December 31
	2 0 1 2	2 0 1 1	2 0 1 0
	(in thousand NIS)

East and central Europe(i)	400,325	246,860	232,044
West Europe (ii)	169,319	171,359	484,617
Israel	152,470	183,552	171,275
Other and allocations	12,216	(14,871)	(7,625)
	734,330	586,900	880,311

(i)	The following table provides an additional information in respect of the revenues and rental income in east and central Europe per countries:

	Year ended December 31
	2 0 1 2	2 0 1 1	2 0 1 0
	(in thousand NIS)

Hungary	42,152	8,638	6,993
Poland	89,852	66,134	56,345
Czech Republic	18,178	14,305	18,321
Romania	136,473	136,103	126,050
Latvia	23,947	19,372	15,245
Serbia	21,228	-	-
Bulgaria	68,495	2,308	9,090
	400,325	246,860	232,044

(ii)	The following table provides additional information in respect of the revenues in west Europe per countries:

	Year ended December 31
	2 0 1 2	2 0 1 1	2 0 1 0
	(in thousand NIS)

England	-	-	338,944
Netherland	69,849	81,635	73,404
Belgium	72,002	72,352	64,200
Other	27,468	17,372	8,069
	169,319	171,359	484,617

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 -     SEGMENTS REPORTING (CONT.)

C.	Data regarding geographical areas:

(2)	Non current assets by geographical areas

The Group's non current assets provided in the following table include also trading property and payment on account of trading property.

	Segment assets
	December 31
	2 0 1 2	2 0 1 1
	(in thousand NIS)

East and central Europe	4,310,458	3,736,362
West Europe	330,376	583,180
Israel	446,183	247,624
India	1,431,761	1,414,232
Other	(140,537)	(33,675)
	6,378,241	5,947,723

NOTE 29	-	DISCONTINUED OPERATION

In June 2012, the Group sold its shopping centres in the U.S. as detailed in B below, and consequently this operation was classified as discontinued operation.

In December 2012, the Group lost control over InSightec, due to a new shareholder's agreement, and consequently the Group ceased to consolidate InSightec's financial statements in its financial statements, and the investment in Insightec is presented on the equity method (see note 10B(2)). Accordingly, the medical industry and devices operations are considered discontinued operation. The Group represent prior period's results and cash flows from the operations discontinued as discontinued operations.

A.	Significant accounting policies related to discontinued operations

(i)	Revenue recognition of medical devices:

Revenues from sale of medical devices and rendering services are recognized when all the following conditions have been satisfied:

a.	persuasive evidence of an arrangement exists;

b.	delivery has occurred, or services have been rendered;

c.	the amount of revenue can be measured reliably; and

d.	it is probable that the economic benefits associated with the transaction will flow to the Group.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29	-	DISCONTINUED OPERATION (CONT.)

A.	Significant accounting policies related to discontinued operations (cont.)

(i)	Revenue recognition (cont.):

For sale arrangements which include multiple deliverables such as system sales, installation at the customer's site and technical support services, the revenue is recognized by allocating the consideration to the deliverables. A deliverable is considered a separate accounting unit in case the customer earns benefits from that deliverable regardless of the delivery of the other deliverables included in the transaction. The Group allocates total consideration to each deliverable by using objective evidence of selling price for each deliverable at the date of transaction. In the absence of objective evidence, the Group uses its own assumptions of the estimated selling price, which is the price that the Group would charge in case that product or service were sold separately. Consideration allocated to each deliverable is recorded as revenues when all the above mentioned revenue recognition criteria are satisfied.

The price of technical support services provided under a multiple deliverables arrangement is determined based on renewals of annual contracts. The Group generally uses objective evidence of fair value to allocate the selling price, while the Group's own assumptions of the estimated selling price of the services are used only in limited cases.

Products are generally considered delivered when all significant risks and rewards associated with the ownership over the products were transferred to the customer and the Group is no longer involved in the continuing management. In general, the delivery date is the date on which ownership was transferred.

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

In arrangements in which sales to end customers are made by a distributor, who is considered as agent or mediator of the Group, and the Group bears the risks and rewards associated with the transaction, revenues are recorded upon the sale to the end-customer in an amount equal to the end customer purchase price (gross basis), while entitled commissions to the distributor are included in selling and marketing expenses.

In arrangements in which the distributor bears the risks and awards associated with the transaction the distributor is considered as the end-customer, and accordingly revenues are recorded upon the sale to the distributor in an amount equal to distributor purchase price, while entitled commissions to the distributor are characterized as a reduction from revenues (net basis).

(ii)	Research and development costs:

Research costs are charged to the statement of income, as incurred.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29	-	DISCONTINUED OPERATION (CONT.)

A.	Significant accounting policies related to discontinued operations (cont.)

(iii)	Critical Judgment in applying accounting policies

As for 31, December 2011: according to the Company’s management judgment the rights specified in InSightec's shareholders agreement which stipulated several limitations on the execution of certain material transactions or activities not in the ordinary course of business of InSightech, without obtaining GE’s prior approval and the approval of certain transactions that require the vote of 70% (of InSightec's preferred B shares of which as of December 31, 2011 the Company held 65.9%) do not confer rights to the non-controlling interests to participate in operational and financial decisions of InSightec in the ordinary course of business, and therefore would not overcome the presumption of the Company's control over InSightec as of such date.

B.	Discontinued operations:

Investment in US real estate market - EPN

In June 2010, EPN Group completed a transaction to hold 43.35% interest in a company which at that time held 47 retail shopping centers in the United States. In August 2011, the Group completed full takeover over of those assets. As described below, in June 2012, EPN Group completed the sale of the entire of its retail shopping centers portfolio. Accordingly, the US operations were classified in these financial statements as discontinued operations.

Sale of investment property during 2012

In January 2012, certain indirect subsidiaries of EPN Group entered into an agreement to sell 47 (out of total of 49) shopping centers to BRE DDR Retail Holdings LLC, a joint venture between Blackstone Real Estate Partners VII L.P. and/or its affiliates and DDR Corp. and/or its affiliates, for a purchase price of $1.43 billion.

The sale transaction was closed in June 2012. In addition, EPN Group posted an escrow of $14.2 million for the benefit of the buyer in the event any of the representations and warranties in the purchase and sale agreement are violated. The escrow balance is expected to be released to EPN Group by March 31 2013.

As a result of the transaction, the Group recognized net expenses relating to realization of investment property, fair value adjustment and realization of foreign currency translation reserve In the amount of NIS 76 million. In July 2012, the remaining 2 shopping centers were sold for the total amount of $ 41 million.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29	-	DISCONTINUED OPERATION (CONT.)

B.	Discontinued operations (cont.):

Results of discontinued operations:

	December 31
	2 0 1 2	2 0 1 1	2 0 10	2 0 1 2
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$'000
	(Except for per-share data)
Revenues and gains
Gain from bargain purchase	-	-	397,082	-
Gain from changes of shareholding in investee	216,574	15,450	-	58,016
Gain from fair value adjustment of investment property	-	81,118	42,550	-
Investment property rental Revenues	133,640	254,806	122,462	35,800
Sale of medical systems	69,901	53,324	33,631	18,725
	420,115	404,698	595,725	112,541
Expenses and losses
Investment property expenses	58,063	112,262	50,571	15,554
Expenses relating to realization of investment property and fair value adjustment	76,104	-	-	20,387
Cost and expenses of medical systems operation	67,742	101,498	63,973	18,147
Research and development expenses	44,192	58,776	58,514	11,838
Financial expenses	85,567	94,183	47,327	22,922
other expenses (income), net	(452)	(9,391)	(4,426)	(121)
	331,216	357,328	215,959	88,727

Profit from discontinued operations before income taxes	88,899	47,370	379,766	23,814
Income tax (income) expenses	(5,924)	23,269	928	(1,587)
Profit from discontinued operations	94,823	24,101	378,838	25,401

Earnings (loss) per share - (in NIS)
Basic earnings per share	3.95	0.79	14.67	1.06
Diluted earnings per share	3.95	0.79	14.41	1.06

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29	-	DISCONTINUED OPERATION (CONT.)

B.	Discontinued operations (cont.):

Statement of Cash flows

The statement of cash flows includes the following amounts relating to discontinued operations, the majority of which are attributable to the discontinued U.S. operations:

	December 31
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$'000
	Reconcile to CF statement

Operating activities	(32,096)	38,675	31,167	(8,598)
Proceeds from sale of investment property	1,361,965	-		364,844
Other investment activities	(72,134)	(61,416)	(178,463)	(19,323)
Repayment of investment property loans	(597,953)	-	-	(160,180)
Other financing activities	13,164	(297,092)	(39,991)	3,526
Net cash provided by (used in) discontinued operations	672,946	(397,183)	(187,287)	180,269

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -     FINANCIAL INSTRUMENTS

A.	Principal accounting policies:

The principal accounting policies adopted by the Group in respect of financial instruments and equity components including recognition criteria, measurement and charges to the statement of income and other comprehensive income are included in note 2.

B.	Balances of financial instruments by categories:

(1)	Composition:

	December 31
	2 0 1 2	2 0 1 1
	(in thousand NIS)

Financial assets
Cash and cash equivalents	535,070	602,292
Loans and receivables	429,499	493,668
Financial assets held for trading	10,675	21,466
Available for sale financial instruments	87,044	144,702
Held to maturity financial instruments	-	187,648
Financial assets designated at fair value through profit and loss	-	62,701
Derivative financial assets at fair value through profit and loss	22,934	15,148
	1,085,222	1,527,625

Financial Liabilities
Derivative financial liabilities at fair value through profit and loss	27,585	27,277
Financial liabilities designated at fair value through profit and loss	662,242	732,212
Financial liabilities at amortized cost	4,704,044	7,747,286
	5,393,871	8,506,775

(2)	Additional information:

a.	As for financing income and expenses resulting from the aforementioned financial instruments -see note 26G.

b.
The total change in fair value which is attributable to the change in the credit risk of PC's debentures measured at FVTPL for the year ended December 31, 2012 and 2011 amount to revenue of NIS 14 million and loss of NIS 297 million respectively.

The accumulated change in fair value which is attributable to the change in the credit risk of PC's debentures measured at FVTPL from its issuance amount to income of NIS 133 million.

The group estimates changes in fair value due to credit risk, by estimating the amount of change in the fair value that is not due to changes in market conditions that give rise to market risk.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -     FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks:

The operations of the Group exposes it to risks that relate to various financial instruments, such as: market risks (including currency risk, fair value risk with respect to interest rates, cash flow risk with respect to interest rates and other price risk), credit risk and liquidity risk.

Market risk - is the risk that the fair value or future cash flow of financial instruments will fluctuate because of changes in market prices

Credit risk - is the risk of financial loss to the Group if counterparty to a financial instrument fails to meet its contractual obligations.

Liquidity risk - Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

The comprehensive risk management program of the Group focuses on actions to minimize the possible negative effects on the financial performance of the Group. In certain cases the Group uses derivatives and non-derivative financial instruments in order to mitigate certain risk exposures.

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

Foreign currency risks are derived from transactions executed and/or financial assets and liabilities held in currency which is different than the functional currency of the Group's entity which executed the transaction or hold these financial assets and liablities. in order to minimize such exspsure the Group policy is to hold  financial assets and liablities in a currency which is the functional currency or the Group's entity. The Company's functional currency is the NIS and its investees use different functional currencies (mainly the EURO, Indian Rupee, U.S. Dollar and the RON). In addition, part of the Company's long term loans (mainly U.S. Dollar) were used to hedge the exposure of the Company's investments in foreign operations. As for foreign currency risk in respect of PC's debentures, for which PC executed swap transactions in order to mitigate such risk, see C.(4) below.

Forward transactions

PC entered into a Forward transaction to mitigate its foreign currency exposure risk in respect of Series B debentures. In January 2010 PC settled the Forward for a total consideration of NIS 29.6 million (approximately €5.6 million).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -     FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks: (cont.)

(1)	Foreign currency risk (cont.)

Foreign Currency Mitigate using selling options

During 2011, PC decided to use selling options strategy (through major Israeli and foreign banks) in order to mitigate its foreign currency risk (EURO-NIS) inherent in its long term debentures series A and series B issued in NIS which are not mitigated by other derivative instruments (e.g. cross currency interest rate swaps, forwards).

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

The following tables details senstivity analysis to a change of 10% in the Group's main foreign currencies against their relevant functional currency and their effect on the statements of income  and the shareholders' equity (before tax and before capitlizing any exchange results to qualfied assets):

As of December 31, 2012:

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
				In thousand NIS
Assets
Cash and deposits	NIS	U.S. Dollar	+10%	24,306
Cash and deposits	EURO	PLN	+10%	1,966
Cash and deposits	NIS	EURO	+10%	1,002
Cash and deposits	EURO	NIS	+10%	2,312
Available for sale assets	EURO	U.S. Dollar	+10%	17,264
Loan to third party	EURO	GBP	+10%	4,606
				51,456
Financial liablities
Loans at amortized cost	NIS	U.S. Dollar	+10%	(29,032)
Loans at amortized cost	EURO	NIS	+10%	(8,496)
Debentures at amortized cost	NIS	U.S. Dollar	+10%	(1,537)
Debentures at amortized cost (i)	EURO	NIS	+10%	(36,016)
Loans at amortized cost	EURO	U.S. Dollar	+10%	(1,368)
Loans at amortized cost	RON	EURO	+10%	(28,878)
				(105,327)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -     FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks: (cont.)

(1)	Foreign currency risk (cont.)

(i)	In respect of PC's series B debentures and series A debentures which are represented at amortized cost.

Regarding the foreign currency risk of PC's debenures at FVTPL, see C (4) below.

As of December 31, 2011:
	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
				In thousand NIS
Assets
Cash and deposits	NIS	U.S. Dollar	+10%	13,603
Cash and deposits	EURO	PLN	+10%	5,127
Cash and deposits	NIS	EURO	+10%	713
Cash and deposits	EURO	NIS	+10%	508
Available for sale assets	EURO	U.S. Dollar	+10%	1,950
Loan to third party	EURO	GBP	+10%	5,942
				27,843
Financial liablities
Loans at amortized cost (i)	NIS	U.S. Dollar	+10%	(31,873)
Loans at amortized cost	EURO	NIS	+10%	(6,000)
Debentures at amortized cost	NIS	U.S. Dollar	+10%	(2,812)
Debentures at amortized cost (ii)	EURO	NIS	+10%	(62,232)
Loans at amortized cost	EURO	U.S. Dollar	+10%	(3,247)
Loan at amortized cost	EURO	GBP	+10%	(337)
Loans at amortized cost	RON	EURO	+10%	(30,246)
				(136,747)

(i)
The effect of the exchange rates results in respect of these financial liablities is offset against the exchange rate resulting from investments in foreign operations with the same functional currency.

(ii)	In respect of PC's series B debentures which are represented at amortized cost.

Regarding the foreign currency risk of PC's debenures at FVTPL, see C (4) below.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -     FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks: (cont.)

(1)	Foreign currency risk (cont.)

As of December 31, 2010:

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
				In thousand NIS
Assets
Cash and deposits	NIS	U.S.Dollar	+10%	9,744
Cash and deposits	EURO	PLN	+10%	3,984
Cash and deposits	NIS	EURO	+10%	6,996
Cash and deposits	EURO	U.S. Dollar	+10%	1,510
				22,234
Financial liablities
Loans at amortized cost	NIS	U.S. Dollar	+10%	(15,702)
Loans at amortized cost (i)	NIS	EURO	+10%	(20,349)
Debentures at amortized cost	NIS	U.S. Dollar	+10%	(3,648)
Debentures at amortized cost (ii)	EURO	NIS	+10%	(49,184)
Loans at amortized cost	EURO	U.S. Dollar	+10%	(1,465)
Loans at amortized cost	RON	EURO	+10%	(18,707)
				(109,055)

(i)	The effect of the exchange rates results in respect of these financial liablities is offset agianst the exchange rate resulting from investments in foreign opertions with the same functional currency.

(ii)	In respect of PC's series B debentures which are represented at amortized cost.

Regarding the foreign currency risk of PC's debenures at FVTPL, see C (4) below.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -     FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks: (cont.)

(2)	Price risk

Marketable securities

The Company invests in marketable securities based on the investment policy adopted by the Company's investment committee. As of December 31, 2012 the Investment of the Company in marketable securities is NIS 10.7 million.

Available for sale

The Group is exposed to equity price risks arising from equity investments classified as Available for sale assets (see note 4). Equity investments are held for strategic rather than trading purposes. The Group does not actively trade these investments.

Equity price sensitivity analysis - The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower: profit for the year ended 31 December 2012 would have been unaffected as the equity investments are classified as available for sale and no investments were disposed or impaired, and other comprehensive income for the year ended 31 December 2012 would increase/decrease by NIS 4 million as a result of the changes in fair value of available for sale shares. The Group's sensitivity to equity prices has not changed significantly from the prior year.

Derivative measured at FVTPL

(1)
The balance as of December 31, 2012 and 2011 includes an amount of GBP 2.5 and 2.6 million (NIS 15) with regard to the sale of the Group's hotels in UK. As of December 31, 2012, the balance also include amount of GBP 1.2 (NIS 8) with regard to the sale of the Group's hotels in The Netherland. Said amounts determined by a third party expert and represents the fair value of a derivative contemplated in the sale agreements (see note 12 C and D).

(2)
December 31, 2011 - Within the framework of a credit agreement executed in September 2011 (see iv below) the Company granted to the Lender a warrant to purchase the Company’s ordinary shares at an exercise price of $3.00 per share during a two-year period commencing on March 31, 2012. The warrant will entitle the lender to purchase up to 9.9% of the Company's outstanding shares. in April 2012, the Company and the Lender  agreed to amend the warrant granted by the Company in the way that the lender is entitled to purchase from the Company, at any time and from time to time during the period commencing on March 31, 2012 and ending on March 31, 2014, up to 3.3% (instead of 9.9%) of the Company's outstanding shares at a purchase price of 0.00$ (instead of 3.00$) per share, subject to the terms and conditions set forth in the warrant. As for December 31, 2012 the warrant was classified to the equity of the Company in its fair value as of that date.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -     FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks: (cont.)

(2)	Price risk (cont.)

Embedded derivative

December 31, 2010 and 2011 - Within the framework of a credit agreement executed in April 2010 B.H. jointly controlled subsidiary that holds a hotel in Netherland was committed to pay the financing bank additional exit fee. The subsidiary was sold within the share purchase agreement as described in note 12(D).

The following  table details senstivity analysis to changes in market prices and/or fair value and their effect on the statements of income (before tax) :

	Scope of	Profit (loss)
	price change	Year ended December 31
	%	2 0 1 2	2 0 1 1	2 0 1 0
		(in thousand NIS)
Increase in the prices of marketable securities held for trade	+10%	1,067	2,147	15,576
Increase in the fair value of Park Plaza shares	+10%	(2,192)	(1,159)	-
Increrase in the fair value of the underlying assets used for the calculation of the embedded derivative's fair value	+5%	-	(318)	(200)
Increrase in the fair value of the underlying assets used for the calculation of the derivative's fair value (2)	+10%	-	1,442	-
		(1,125)	2,112	15,376

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -     FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks: (cont.)

(3)	Credit risk

The Group holds cash and cash equivalents, short term investments and other long- term investments in financial instruments in various reputable banks and financial institutions. These banks and financial institutions are located in different geographical regions, and it is the Group’s policy to disperse its investments among different banks and financial institutions. The maximum credit risk exposure of the Group is approximate to the financial assets presented in the balance sheet.

The investment of the group in HTM structures was realized during 2012.

Due to the nature of their activity, the Group companies, which operates at the hotels and the fashion merchandise business, are not materially exposed to credit risks stemming from dependence on a given customer. The Group companies examine on an ongoing basis the credit amounts extended to their customers and, accordingly, record a provision for doubtful debts based on those factors they consider having an effect on specific customers.

(4)	Interest rate risk

Fair value risk

A significant portion of the Group’s long term loans and debentures bearing a fixed interest rate and are therefore exposed to change in their fair value as a result of changes in the market interest rate. The vast majority of these loans and debentures are measured at amortized cost and therefore changes in the fair value will not have any effect on the statement of income. With respect of three projects loans, PC mitigates its exposure to cash flow due to floating interest (IRS) (see note 17(i)). The aggregate fair value of these three IRS, based on a valuation technique, was a negative value in an amount of NIS 12.3 million, a change of 1% in the market interest, is expected to have immaterial effect on the statement of income. The Group has invested in financial Notes (see note 9A.) which are classified as held to maturity, and therefore change in the fair value of these financial Notes did not have any effect on the statement of income. The Notes were sold in June 2012 for a total consideration of EUR 37.2 million (NIS 183 million). In respect to loan agreement drown by a subsidiary holding the Radisson Blu, Bucharest ("BUTU") (see Note 19 D (ii)),  BUTU entered into IRS transaction in which it will pay fixed interest rate of  1.4% and receives three months Euribor on a quarterly basis starting on January 1, 2013 and ending on June 30, 2016. In addition, the Group has invested in Available for sale assets which changes in their fair value do not have any effect on the statements of income, since it is included directly in the comprehensive income.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -     FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks: (cont.)

(4)	Interest rate risk (cont.)

PC's debentures at FVTPL and PC EURO/PLN debenture and swap transaction

As of December 31 2012, PC has issued two series of debentures which are presented at FVTPL: Series A in the total aggregate amount of NIS 305 million, Series B in the aggregate amount of NIS 799 million. PC series A and Series B debentures are linked to the Israeli CPI and bear a fixed interest rate 4.5%-5.4% per annum. Close to the date of their issuance PC entered into a cross currency EURO-NIS interest rate swap transactions in respect of the entire amount of Series A debentures. Such swap transaction was settled in January 2009. In February 2011, PC entered into a new cross currency interest rate swap transaction in respect of a principal amount of NIS 127 million of Series A debentures. According to the swap transaction, PC will pay a fixed interest of 6.82% and will receive the same interest of the debentures linked to the Israeli CPI, with the same amortization schedule as the debentures. The new series A swap was settled in January 2012. In addition, PC entered into several swap transactions for its Series B debentures, NIS 799 million par value ("Series B at FVTPL") close to the date of their issuance. PC did not execute Swap transaction for the additional amount of Series B debentures. According to the Swap transactions PC will pay an interest equal to the Euribor plus a margin of 3.52%-3.66% and will receive the same interest of the debentures linked to the Israeli CPI with the same amortization schedule as the debentures. Series B debentures swap transactions were settled in September 2011 for total proceeds of NIS 153 million. The swap derivatives are measured at fair value, changes in the fair value are charged to the statements of income. The debentures (other than those for which a swap transaction were not executed) are designated at fair value through profit and loss since it significantly reduces a measurement inconsistency with the said derivative. The debentures are presented at FVTPL although the swap was settled. The debentures and the derivative associated to it (i.e. the swap transactions) are mainly exposed to changes in the EURO/NIS exchange rate, the Israeli consumer Price Index and the market interest rates. In respect of EURO-PLN cross currency interest rate swap related to PC PLN debentures at amortized cost (see note 30 (4) (a) (ii)), PC included a negative value in the amount of NIS 4 million (December 31, 2011 - NIS 10.3 million).

Set forth is an analysis of the net change in the fair value of the debentures and the derivatives. This analysis assumes that in each case all other parameters affecting the derivatives and the debentures fair value remain constant:

	Scope of	Profit (loss)
	price change	Year ended December 31
	%	2 0 1 2	(*)2 0 1 1	2 0 1 0
		(in thousand NIS)
Devaluation of the NIS against the EURO	(i)	57,151	70,738	101,789
Change in the Israeli CPI	(ii)	(12,573)	(15,562)	(23,055)
Change in the market interest rate	+1%	8,036	10,646	20,804

(i)	December 31, 2012, 2011 and 2010: +10%;
(ii)	December 31, 2012 and 2011: +2.2%, December 31, 2010 +3%
(*)	During 2011, the exposure to the above changes was lower, due to a EURO-NIS swap transaction which was in effect and was settled during September 2011.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -     FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks: (cont.)

(4)	Interest rate risk (cont.)

Cash flow risk

a.
Part of the Group’s long term borrowings as well as long term loans receivable are bearing variable interest rate (see notes 17 and 20). Cash and cash equivalent, short term deposits and short term bank credits are mainly deposited in or obtained at variable interest rate. Change in the market interest rate will affect the Group's finance income and expenses and its cash flow. In certain cases the Group uses interest rate swap transaction in order to swap loans with a variable interest rate to fixed interest rate or alternatively entered into loans with a fixed interest rate.

The following table presents the effect of an increase of 2% in the Libor rate with respect to financial assets and liabilities which are exposed to cash flow risk (before tax and before capitalization to qualifying assets):

	Profit (loss)
	Year ended December 31
	2 0 1 2	(*)2 0 1 1	2 0 1 0
	(in thousand NIS)

Deposits linked to the EURO	644	-	-
Deposits linked to the PLN	-	227	-
Held to Maturity financial notes linked to the EURO	-	5,007	-
Loans, debentures and convertible debentures linked to the U.S. Dollar	(6,390)	(12,481)	(9,710)
Loans and debentures linked to the EURO (i) (ii)	(28,636)	(32,703)	(44,328)
Loans linked to the NIS	(1,859)	(1,498)	(1,034)
	(36,241)	(41,448)	(55,072)

(i)	In respect of PC's debentures which are linked to the Israeli CPI and for which PC has executed swap transactions in order to exchange the interest to variable interest rate (see note C(4) above).

(ii)
PC raised a total of PLN 60 million (approximately NIS 71 million) from Polish institutional investors. The unsecured bearer bonds governed by Polish law (the “Bonds”) have a three year maturity and will bear interest rate of six months Polish Wibor plus a margin of 4.5%. PC entered into a EURO-PLN cross-currency interest rate swap, in order to mitigate the expected payments in PLN (principal and interest) and to correlate them with the EURO. The derivative is measured at fair value and the debentures are measured at amortized cost.

PC will pay a fixed interest of 6.98% and will receive an interest of six months WIBOR + 4.5% with the same amortization schedule as the Polish bonds.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -     FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks: (cont.)

(5)       Liquidity risk

The Group's capital resources include the following: (a) proceeds from sales of trading property and real estate assets subject to market condition (b) lines of credit obtained from banks, financial institutions and others; (c) public issuances of unsecured debentures by the Company and PC subject to market condition; and (d) available cash and cash equivalents. Such resources are used for the following activities:

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

(ii)	Interest and principal payments on the Group debentures and loans;

(iii)	Payment of general and administrative expenses; and

(iv)	Additional investment in associates (mainly venture capital investments).

(v)	New Real Estate Investments.

As for the Company's ability to repay its financial liabilities see note 3.

The following tables present the cash flow of financial liabilities and assets (principal and interest) in accordance with the contractual repayment dates:

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -     FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks: (cont.)

(5)	Liquidity risk (cont.)

As of December 31, 2012:

	1st year (iii)	2nd year	3rd year	4th year	5th year	6th year and thereafter	Total
	(in thousand NIS)
Financial liabilities
Borrowing with fixed interest rate
Loans linked to EURO	3,549	3,448	3,348	3,248	3,147	21,509	38,249
Convertible Debentures	60,954	57,568	-	-	-	-	118,522
PC's debentures linked to the Israeli CPI	366,757	349,845	332,938	44,285	42,460	-	1,136,285
Debentures linked to the Israeli CPI	529,874	486,416	444,646	328,657	339,784	588,765	2,718,142
	961,134	897,277	780,932	376,190	385,391	610,274	4,011,198
Borrowing with variable interest rate
Loans linked to the EURO	188,774	360,214	198,275	345,355	349,276	480,752	1,922,646
Debenture linked to the EURO	79,482	-	-	-	-	-	79,482
Loans linked to the NIS	100,846	-	-	-	-	-	100,846
Loans linked to the U.S. Dollar (ii)	310,527	12,907	-	-	-	-	323,434
Debentures linked to the U.S. Dollar	10,657	5,260	-	-	-	-	15,917
	690,286	378,381	198,275	345,355	349,276	480,752	2,442,325
Suppliers, payable and other credit balances	184,486	3,274	503	9,740	-	-	198,003

Total financial liabilities	1,835,906	1,278,932	979,710	731,285	734,667	1,091,026	6,651,526
Financial assets
Cash and cash equivalent (i)	535,064	-	-	-	-	-	535,064
Short term deposits (i)	327,830	-	-	-	-	-	327,830
Trade receivables and other receivables	183,804	-	-	-	-	-	183,804
Long term deposits, loans and investments	-	23,493	-	22,934	5,329	2,760	54,516
Total financial assets	1,046,698	23,493	-	22,934	5,329	2,760	1,101,214

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -     FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks: (cont.)

(5)	Liquidity risk (cont.)

As of December 31, 2011:

	1st year (iii)	2nd year	3rd year	4th year	5th year	6th year and thereafter	Total
	(in thousand NIS)
Financial liabilities
Borrowing with fixed interest rate
Loans linked to EURO	20,335	20,003	180,941	6,521	6,416	93,576	327,792
Loans Linked to U.S. Dollar (ii)	281,860	370,988	71,091	523,207	209,772	286,630	1,743,548
Convertible Debentures	7,000	63,003	59,503	-	-	-	129,506
PC's debentures linked to the Israeli CPI	406,870	389,083	371,296	353,509	59,553	57,099	1,637,410
Debentures linked to the Israeli CPI	417,662	509,148	468,974	430,352	318,624	901,892	3,046,652
	1,133,727	1,352,225	1,151,805	1,313,589	594,365	1,339,197	6,884,908
Borrowing with variable interest rate
Loans linked to the EURO	892,013	131,674	91,695	88,219	385,567	351,435	1,940,603
Debenture linked to the EURO	5,220	79,982	-	-	-	-	85,202
Loans linked to the NIS	35,612	18,372	17,251	16,125	-	-	87,360
Loans linked to the U.S. Dollar (ii)	46,258	341,389	81,966	65,956	70,847	82,686	689,102
Debentures linked to the U.S. Dollar	12,106	11,763	5,796	-	-	-	29,665
	991,209	583,180	196,708	170,300	456,414	434,121	2,831,932
Suppliers, payable and other credit balances	429,631	6,608	2,865	2,729	2,599	16,670	461,102

Total financial liabilities	2,554,567	1,942,013	1,351,378	1,486,618	1,053,378	1,789,988	10,177,942
Financial assets
Cash and cash equivalent (i)	602,292	-	-	-	-	-	602,292
Short term deposits (i)	409,338	-	-	-	-	-	409,338
Trade receivables and other receivables	173,615	-	-	-	-	-	173,615
Long term deposits, loans and investments	-	91,318	7,252	1,764	16,912	262,831	380,077
Total financial assets	1,185,245	91,318	7,252	1,764	16,912	262,831	1,565,322

(i)	The Company's cash (solo report) amounted to NIS 370 million, see notes 11 B(3) and 23 E(1)).
(ii)	Includes loans in the amount of NIS 395 million, for which the Group is not in compliance with their covenants as of December 31, 2011. See also note 23 E (5).

The Company believes that, based on the current operating forecast, the combination of existing working capital and expected cash flow from operations will be sufficient to finance the ongoing operations in the foreseeable future.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -     FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks: (cont.)

(6)	Consumer Price Index ("CPI") risk

A significant part of the Group borrowings consist of debentures raised by the Company in the Tel Aviv Stock Exchange (excluding PC's debentures for which PC has executed swap transactions in order to exchange the certain debentures linkage currency into EURO. (See 9 A.(iv).) which are linked to the increase in the Israeli CPI above the base index  at the date of the debentures issuance. The swap transaction for Series B debentures was settled during September 2011.An increase of 3% in the Israeli CPI will cause an increase in the Group finance expenses for the years ended December 31, 2012, 2011 and 2010 (before tax and capitalization of borrowings costs to qualified assets) in the amount of NIS 69.7 million, NIS 87.8 million and NIS 79.2 million, respectively.

(7)	Collaterals

The following table presents the book value of financial assets which are used as collaterals for the Group's liabilities:

	December 31
	2 0 1 2	2 0 1 1
	(in thousand NIS)

Long term borrowings	39,262	33,845
Short term credits	66,374	121,183
Guarantees provided by the Group	19,805	29,375
Interest rate swap transactions	14,762	29,135
Liabilities in respect of sale of Investment property	55,111	-
	195,314	213,538

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -     FINANCIAL INSTRUMENTS (CONT.)

D.	Fair value of financial instruments:

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

The fair value of derivatives (mainly swap transactions) is done mainly by relying on third party professional expert, which takes into account the expected future cash flow based on the terms and maturity of each contract using market interest rates for a similar instrument prevailing at the measurement date.

d.
Financial instruments included in long-term liabilities - the fair value of the traded liabilities (debentures) is determined according to closing prices as of the balance sheet date quoted on the Tel- Aviv and Warsaw Stock Exchanges, multiplied by the quantity of the marketable financial instrument issued as of that date. The fair value of non-traded liabilities at fixed interest rate is determined according to the present value of future cash flows, discounted at a rate which reflects, in the estimation of the Group, the level of risk embedded in the financial instrument. The fair value of liabilities which carried variable interest rate is approximate to those presented in the balance sheet.

(3)	The following table presents the book value and fair value of the Group's financial assets (liabilities), which are presented in the financial statements at other than their fair value:

	December 31
	2 0 1 2		2 0 1 1
	Book Value	Fair Value	Book Value	Fair Value
	(In thousands NIS)

Financial Notes held to maturity	-	-	187,648	132,875
Long- term loans at fixed interest rate	(30,537)	(30,537)	(1,550,990)	(1,579,736)
Debentures	(2,410,489)	(1,098,999)	(3,166,108)	(1,448,648)
	(2,441,026)	(1,129,536)	(4,529,450)	(2,895,509)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -     FINANCIAL INSTRUMENTS (CONT.)

D.	Fair value of financial instruments (cont.)

(4)	Fair value levels

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

•	Level 3: fair value measurements derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Financial assets at fair value through profit or loss:

	December 31, 2012
	Level 1	Level 2	Level 3	Total
	(In thousands NIS)

Marketable securities	10,675	-	-	10,675
AFS financial assets	87,044	-	-	87,044
Financial notes	-	45,796	-	45,796
Option measured at FVTPL	-	-	22,934	22,934
	97,719	45,796	22,934	166,449

	December 31, 2011
	Level 1	Level 2	Level 3	Total
	(In thousands NIS)

Marketable securities	21,466	-	-	21,466
AFS financial assets	144,702	-	-	144,702
Financial note and option measured at FVTPL (i)	-	-	77,849	77,849
	166,168	-	77,849	244,017

(i)
The Company estimates the fair value of structured deposit B based on the bank's quote. This quote is tested for reasonableness by discounting estimated future cash flows based on the terms and maturity of the contract and using market interest rates for a similar instrument at the measurement date.  The test is being done by using yield analysis for structured model.The change in the fair value included in the profit and loss for the year ended December 31, 2011 is loss of NIS 6.4 million.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -     FINANCIAL INSTRUMENTS (CONT.)

D.	Fair value of financial instruments (cont.)

(4)	Fair value levels (cont.)

Financial liabilities at fair value through profit or loss

	December 31, 2012
	Level 1	Level 2	Level 3 (i)	Total
	(In thousands NIS)

PC's Debentures	571,510	-	-	571,510
The Company Debentures	90,733	-	-	90,733
PC's swap transactions and other swap transactions		27,586	2,058	29,644
	662,243	27,586	2,058	691,887

	December 31, 2011
	Level 1	Level 2	Level 3 (i)	Total
	(In thousands NIS)

PC's Debentures	707,384	-	-	707,384
Exit fee to financing bank	-	-	2,417	2,417
Liability to the Office of Chief Scientist	-	-	24,827	24,827
PC's swap transactions and other	-	17,584	7,276	24,860
	707,384	17,584	34,520	759,488

(i)	The changes in the fair value of the Group's financial liabilities included in Level 3 were charged mainly to the profit and loss as follows:

Liability to the Office of Chief Scientist NIS 1.2 million.

Option plan to former VC income of NIS 2.9 and expenses of NIS 0.4 million in 2012 and 2011, respectively.

(ii)	See note 20 (A) (i).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 -    SUBSEQUENT EVENTS

A.	Suspension of payments to the Company's debenture holders

According to the repayment schedule of the Company's Series A and Series B debentures, on February 20, 2013 the Company is required to pay the holders of the debentures principal and interest in the aggregate amount of approximately NIS 82 million (the "Upcoming Payments"). On February 3, 2013 the trustees informed the Company that in meetings of holders of the Series E and 1 debentures it was agreed to authorize them to take legal action against the Company to prevent the making of the Upcoming Payments, and in connection therewith in a meeting that was held between the Company and the trustees of the debentures and the joint representatives of the Series E, F, and 1 debentures (the "Joint Representatives") the Company was requested by the Joint Representatives to refrain from making the Upcoming Payments.

In addition, in light of the damage that is likely to be caused to the Company and to all its creditors if the Company is pulled into legal proceedings as mentioned, and in order to allow the Company to engage in the process of negotiations mentioned above to the fullest extent and in a manner that is quick and efficient, the board of directors of the Company decided, at this stage, to accede to the demands of the debenture holders and to delay the payment of principal to the holders of the various series of debentures until the conclusion of negotiations with them. Furthermore the Board has also decided that during the forbearance period, it is the Company's intention to make the interest payments on a regular basis to the various series unless it is decided otherwise.

Series A, B and C bond holders have notified the Company that they reject the Company's decision and demanded that the Company shall make all payments it is obligated to towards the bond holders.

On February 19, 2013, the Board of Directors of the Company resolved to suspend any interest payments with respect to all of the Company's Notes.

B.	An early termination of the debentures repurchase financing transactions

On February 10, 2013, the financial institutions that had acquired the Company's Series A to G Debentures (“Debentures”) under the structured debenture transactions described in note 19 E have notified of the early termination of the Transactions as a result of the decline in the market price of the Debentures and consequentially, the failure to meet the loan-to-value covenants under the Transactions.

Accordingly, the financial institutions sold the Debentures held by them in consideration that fully covered the termination amounts. An amount of NIS 10 million and 31 million par value Debentures had been returned to the Company.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 31 -    SUBSEQUENT EVENTS (CONT.)

C.	Notice from Bank Hapoalim Ltd.

In respect of Bank Hapoalim loan described in note 23 D (1) and E, the balance of which as of December 31, 2012 amounted to NIS 238 million, on June 6, 2013, the Company received a letter from Bank Hapoalim, demanding repayment within seven days of the outstanding balance of the loan, without prejudicing its right under any other loan facility to which the Company is a party as a guarantor or otherwise. Bank Hapoalim stated that it was taking this action in light of the Company's alleged breaches under the loan, including, inter alia, non-payment to Bank Hapoalim on March 31, 2013 of approximately $14.5 million, failure to satisfy certain financial covenants under the loan, adverse change in the financial position of the Company etc. In addition, Bank Hapoalim has stated that it had offset a deposit in the amount of approximately $7.9 million in Bank Hapoalim's accounts against the loan. On June 11, 2013, the Company filed a one-side motion for an injunction relief against Bank Hapoalim, prohibiting Bank Hapoalim from taking any action in accordance with the acceleration notice. On June 20, 2013 the Company and Bank Hapoalim have reached an agreement that Bank Hapoalim will not realize its lien on the Company's shares in Plaza Centers N.V. without giving the Company a seven day prior notice. Accordingly, on June 20, 2013, the Company filed a motion with the Court, with the consent of Bank Hapoalim, requesting to withdraw its motion for a temporary restraining order and its related complaint. On June 20, 2013, the Court issued an order denying the Company's motion and complaint on the one hand, but ordering Bank Hapoalim that any realization of its liens, in Israel or abroad, must be effected with transparency and in good faith in the context of insolvency proceedings before the Court, while taking into consideration the other creditors of the Company, to the extent possible, and the mitigation of their damages.

On November 26, 2013, the Company announced the results of the meeting (the "Meeting") of the Company’s unsecured financial creditors that voted on the general terms of agreement to be entered into with Bank Hapoalim B.M. (the "Bank"). At the Meeting, unsecured financial creditors holding approximately 70.6% of the aggregate voting power that have participated in the Meeting, voted in favor of the proposed refinancing agreement with the Bank. The proposed agreement with the Bank remains subject to the approval of the Court and certain other conditions. The general terms of agreement with the Bank includes the following:

1.
Loan Amount: The outstanding balance of the Bank's loan (principal) as of  November 27, 2013 is approximately US$59 million. Pursuant to that certain assignment by way of a pledge in favor of the Bank of loan proceeds the Company is entitled to receive from a subsidiary of Park Plaza Hotels Limited on or before December 31, 2013 in the amount of approximately EUR 9.36 million (approximately US$12.6 million) (the "Assigned Proceeds"), the Bank is entitled to credit the Assigned Proceeds either on the account of the Company's existing loan or on account of payment of credit facilities and other banking services that were provided to the Company's wholly owned subsidiary, Elbit Fashion Ltd., by the Bank. Nonetheless, the Assigned Proceeds will be credited in full on the account of the loan of the Company. Accordingly, the balance of the Company's debt to the Bank under the loan (principal), after payment of the Assigned Proceeds, will be in the amount of approximately US$47 million.

2.	Interest: The loan will bear interest of LIBOR + 3.8% (to be paid on a quarterly basis) + 1.3% (which shall accrue and be paid in a single installment on the maturity date of the loan principal).

3.	Maturity Date: The loan principal will be repaid in a single installment at the third anniversary of the Closing Date (as defined below) of the Arrangement.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 -    SUBSEQUENT EVENTS (CONT.)

C.	Notice from Bank Hapoalim Ltd. (cont.)

4.	The Company's Shares: The Bank shall be allotted ordinary shares of the Company as follows:

4.1.
At the date upon which the Company shall issue the shares and new notes (Series H and I) to its unsecured financial creditors pursuant to the Arrangement (the "Closing Date"), the Company shall issue to the Bank 16,594,036 ordinary shares of the Company, which shall constitute 3% of the Company's paid-up and issued capital, immediately after the closing of the Arrangement;

4.2.
If and in the event that the Company shall prepay the loan to the Bank in full prior to the elapse of 60 (sixty) calendar days from the earlier of: (i) the date upon which the Court's approval of the Arrangement shall have been awarded; or (ii) December 31, 2013 (such earlier date shall be referred to herein as the "Determination Date"), the Bank shall not be entitled to any of the shares so issued and accordingly, shall return those shares to the Company without any consideration;

4.3.
If and in the event that the Company shall prepay the loan to the Bank at any time during the period commencing 60 (sixty) calendar days from the Determination Date and ending 150 (one hundred and fifty) calendar days from the Determination Date, the Bank shall return to the Company, without any consideration, 8,423,368 shares out of the shares issued to the Bank as aforementioned;

4.4.
If and in the event that the Company shall prepay the loan to the Bank at any time after 150 (one hundred and fifty) calendar days from the Determination Date, the Bank shall be entitled to retain all the shares issued to it by the Company, with no further requirement to return any of those shares.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 -    SUBSEQUENT EVENTS (CONT.)

C.	Notice from Bank Hapoalim Ltd. (cont.)

5.
Collaterals (It is clarified that the specification of collaterals below does not include securities and/or pledges existing in favor of the Bank in respect of loans to subsidiaries, which shall remain in full effect and unchanged, and that the collaterals as aforesaid are in addition thereto): In addition to the collaterals which currently exist in favor of the Bank in respect of the above loan (i.e., a pledge on approximately 29% of the shares of Plaza Centers N.V. ("Plaza Centers"), the Assigned Proceeds and the share capital of Elbit Fashion Ltd.), the Bank shall receive a pledge on the Company's residual rights in its hotels in Romania and Belgium (subject to exceptions as specified in Section 6 below) to secure all of the Company's debts to the Bank, as specified below:

5.1.
A first-ranking fixed charge on the entire share capital of BEA Hotels Eastern Europe B.V. (a Dutch company through which the Company indirectly holds approximately 77% of the rights in the Radisson Blu hotel in Bucharest, Romania) ("BHEE") and the rights associated therewith, as well as on the rights to proceeds under shareholders loans provided to BHEE; and

5.2.
A first-ranking fixed charge on the entire share capital of Astrid Hotel Holdings B.V. (a Dutch company through which the Company indirectly holds all of the rights in two hotels in Antwerp: Radisson Astrid and Park Inn) ("AHH") and the rights associated therewith, as well as on the rights to proceeds under shareholders loans provided to AHH.

The Company will undertake to provide the Bank with all of the data that shall be required thereby in connection with the holdings in the hotels in Romania and in Belgium (and specifically with respect to the existing debts and liabilities in respect of such hotels), and not to increase the sum of the existing debts and liabilities vis-à-vis third parties in connection with the said hotels (with the exception of the provisions of Section 6.1 below).

6.	Exceptions to the Collaterals:

6.1.
So long as the Company, its subsidiaries and companies directly and indirectly controlled by it (the "Subsidiaries") meet all of their debts and liabilities vis-à-vis the Bank, as shall be defined in the definitive agreement to be entered into between the Company and the Bank, the proceeds specified below that shall be received from the pledged assets shall be used by the Company and its Subsidiaries for their on-going operations, at their discretion, and shall not be used to prepay the debt contemplated in the loan to the Bank (subject to the provisions of Section 6.2 below):

6.1.1.	Net cash flow from the refinancing of the Radisson Blu hotel in Bucharest, Romania, up to EUR 24 million (over and above the debt which currently exists); and

6.1.2.	Net cash flow which derives from current operations of the pledged hotels.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 -    SUBSEQUENT EVENTS (CONT.)

C.	Notice from Bank Hapoalim Ltd. (cont.)

6.	Exceptions to the Collaterals; (cont.)

6.2.
Notwithstanding the provisions of Section 6.1, in the event that the Company shall sell, as a willing seller (other than in the framework of mandatory disposition), all or any of its rights in the pledged assets, the Company will undertake to prepay the Bank the amounts as specified below:

6.2.1.
Sale of the Company's rights in the Bucharest hotel – in the case of the sale of all of the rights or the sale of the control of the asset, the Company will undertake to prepay the Bank an amount of US$32 million; in the case of the sale of part of the rights in the asset, after which the Company retains control over the asset – a proportionate share of such amount. The balance of the  net cash flow from the sale (if any) will be used by the Company and/or its Subsidiaries for their on-going operations.

6.2.2.
Sale of the Company's rights in its hotels in Belgium – in the case of the sale of all of the rights or the sale of the control of the assets, the Company will undertake to prepay the Bank an amount of US$5 million; in the case of the sale of part of the rights in the assets, after which the Company retains control of the assets – a proportionate share of such amount. The balance of the net cash flow from the sale (if any) will be used by the Company and/or its Subsidiaries for their on-going operations.

6.2.3.
In the case of a sale of Plaza Centers' shares which are held by the Company – the Company will undertake that the full net cash flow attributed to the shares held by the Company and pledged to the Bank will be used to prepay the loan to the Bank.

7.	Terms and Conditions of the Loan of Elbit Fashion Ltd.: The Bank shall extend the existing credit line and the standby letter of credit of Elbit Fashion Ltd. until December 31, 2014.

8.
Financial Covenants: The agreement shall include a financial covenant whereby if and in the event that the ratio between the Company's debt to the Bank and the total value of the collaterals (Plaza Centers' shares that are pledged to the Bank and the Company's residual rights in the hotels in Belgium and in Romania [i.e., the value of the hotels according to the assessor's appraisal as specified below, net of the debt attributed to the said hotels]) shall exceed the threshold of 85%, then the Bank shall have the right to accelerate the loan provided by the Bank to the Company. The said ratio shall be checked on a quarterly basis. The Company shall provide the Bank with external valuations of the pledged hotels, addressed to the Bank and carried out by an assessor who is acceptable to the Bank, once a year in the framework of the annual statements ("Annual Valuations"). The examination of the said covenant, which shall be made in the annual statement and in each one of the three quarters thereafter, shall be based on the Annual Valuations (unless the quarterly financial statements include an asset's impairment below the Annual Valuations), and on the  prices of Plaza Centers' shares on the London Stock Exchange, as being on each one of the measurement dates on the last day of each quarter.

9.
Balance of Contractual Interest to Loan Amount: Subject to the provisions below, the balance of the contractual interest amounts that the Company shall owe the Bank on the Closing Date will be added to the loan principal.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 -    SUBSEQUENT EVENTS (CONT.)

C.	Notice from Bank Hapoalim Ltd. (cont.)

10.	Credit for Default Interest: The Bank shall credit the Company for any and all default interest collected or accrued thereby from the date on which the loan was accelerated by the Bank.

11.
Prepayment at the Company's Discretion: The Company shall be entitled to prepay the loan without prepayment fines or fees. Prepayment without such fines or fees will be made on the interest payment date only, provided, however, that Company shall have the right to prepay the loan to the Bank at any time up and until 150 (one hundred and fifty) calendar days from the Determination Date even if such date is not an interest payment date, and in such event, the Company shall pay the Bank a prepayment fee at the amount equal to the economic damage suffered by the Bank as a result from the prepayment of the loan prior to the consecutive interest payment date.

12.
Mandatory Prepayment: If and in the event that the Company shall prepay its debt to the noteholders, in whole or any part thereof, from the Company's internal sources (i.e., other than from a raising of capital and/or alternative debt), then the Company shall prepay the Bank an amount equal to the amount paid to the noteholders on such date multiplied by the ratio between the Company's debt to the Bank and the Company's total debt to the Bank and to the noteholders as of such date.

13.
Prepayment in the Case of a Distribution: In the case of a distribution as defined in the Israeli Companies Law, 5759-1999, including payment of a dividend in any manner to the Company's shareholders, the Company shall prepay the Bank an amount equal to the amount paid to the noteholders on such date multiplied by the ratio between the Company's debt to the Bank and the total debt of the Company to the Bank and to the noteholders as of such date.

14.
Waiver of Breaches and Claims: The Bank shall waive all and any claims and demands with respect to any existing breaches and/or grounds for acceleration of loans that the Bank has provided to the Company and to its Subsidiaries and any claim available thereto against the Company until this date.

15.
The Company and the Subsidiaries shall waive all and any claim or demand against the Bank in respect of the debt of the Company and the Subsidiaries to the Bank, including all of the components thereof and/or in respect of the credit provided to any of them by the Bank and/or in connection with the validity of the collaterals created by any of them in favor of the Bank.

16.
Subject to and after approval by the Company's unsecured financial creditors of these principles, the Company and the Bank shall enter into and sign a detailed definitive agreements and pledge documents, which shall reflect the general principles specified above, by and no later than November 30, 2013, subject to agreed extensions between the Bank and the Company. The definitive agreements and the pledge documents as aforesaid shall take effect concurrently and in conjunction with the effectiveness of the Arrangement.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 -    SUBSEQUENT EVENTS (CONT.)

D.	Notice from Bank Leumi

In March 2013, the Company received a letter from Bank Leumi demanding repayment within ten days of the outstanding balance of approximately $14.1 million (approximately NIS 52 million) due primarily under the loans made by Bank Leumi to the Company (the "Loans"). Bank Leumi stated that it was taking this action in light of the Company's current financial condition and the Company having informed Bank Leumi that it would not be making the upcoming payment to Bank Leumi on March 29, 2013 of principal and interest due under the Loans. Bank Leumi also informed the Company that it had placed a freeze on certain accounts maintained by the Company with Bank Leumi in which the Company holds cash and trading securities in the amount of approximately NIS 13 million ("Leumi Accounts") until the outstanding amounts due are repaid. Bank Leumi has also notified the Company that should such repayment will not be made within ten days Bank Leumi is preserving its rights to take all actions necessary in order to protect its rights under the loan agreements including offsetting any amounts in the Leumi accounts against the Loans.

On May 21, 2013,  the Company has received a notice from Bank Leumi, which the Company vigorously reject, stating that Bank Leumi plans to exercise its rights to withdraw the securities deposited by the Company in its securities accounts with Bank Leumi as security for the Company's obligations to Bank Leumi (and which has market price value equals to approximately NIS 8 million (approximately $2.2 million)), and sell such securities to partially offset the Company's outstanding obligations to Bank Leumi. The Company denies Bank Leumi's rights and in particular, its claim that allegedly, Bank Leumi holds the securities as a security.

In addition, the Company has received a series of notices from Bank Leumi stating that, beginning May 27, 2013, Bank Leumi will terminate the credit lines provided by Bank Leumi to certain accounts maintained by the Company and two of its subsidiaries. The Company intends to vigorously reject and defend such claims and demands.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 -    SUBSEQUENT EVENTS (CONT.)

E.	Claims

1.
With respect to the claim described in note 23 B (1) on March 18, 2013, the plaintiffs filed an amended statement of claim in which they argued for oppression of the minority of ELT, mainly by: (a) refraining from distributing dividends; (b) directing ELT's profits to its control-holders in unfair transactions; (c) executing the Harmful Sale transaction (i.e. selling the control in ELT to Europe-Israel); (d) executing the Hotels and Marina Transactions.; (e) refraining from executing a tender offer for the minority shares in ELT .In their amended statement of claim the plaintiffs sought for damages, roughly calculated as follows:

a.
For class members who held ELT shares prior to February 25, 1999: the value of each member's ELT shares on February 24, 1999 minus the consideration each member actually received when he sold his ELT shares.

b.
For class members who held ELT shares prior to September 9, 1999: the value of each member's ELT shares on September 8, 1999 minus the consideration each member actually received when he sold his ELT shares.

On May 8, 2013, the Company filed the District Court a motion to order that parts of the amended statement of claim be struck out as they do not correspond with the Supreme Court's decision dated May 28, 2012. More specifically, the Company argued that the plaintiffs' allegation with regard to the alleged tender offer and with regard to the alleged failure to distribute dividends can no longer be trialed in this case. The Company consequently asked the District Court to decide that the Company will remain a defendant in this case only under its capacity as assignee of all rights and obligations of ELT (as ELT had merged into the Company and ceased to exist as a legal entity).

The District Court dismissed this motion on 30 June, 2013, stating, mainly, that the legal ground of "oppression of minority" could possibly contain claims regarding the alleged tender offer and the alleged failure to distribute dividends. The Company intends to file an appeal to the Supreme Court to cancel the District Court's decision, and to uphold the motion.

The defendants should file their general discovery affidavits until October 2013. The Company, based on its legal advisor, believes that due to the impracticability of assessing the monetary exposure in this case and the little legal precedent with regard to certified class actions which were trialled on their merits, at this stage, the prospects of this litigation cannot be estimated.

2.
With respect to the claim described in note 23 B (2), in January 2013, the District Court ruled that the claim would not be certified as a class action, due to its similarity to the claim described in note 23 B (1). On March 17, 2013 the plaintiff appealed said ruling before the Supreme Court. On May 26, 2013, the Israeli Supreme Court dismissed the said appeal due to the fact that the appellant failed to pay court fees. This case was initially filed in the District Court of Haifa, Israel in September 2006 by Mr. Beeri against Elscint, the Company, their controlling shareholders (Europe Israel (MMS) Ltd. and Control Centers Ltd.) and past and present officers and directors of such companies and certain unrelated third parties.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 -    SUBSEQUENT EVENTS (CONT.)

E.	Claims (cont.)

3.
On April 11, 2013, a holder of Series B Notes filed a purported class action lawsuit against the Company in the District Court of Tel Aviv, in connection with allegations, mainly that the Company failed to pay Series A and B Notes in February 2013. The plaintiff argues that the failure to pay results from the Company's failure to timely identify and react to the decline in its business. The total amount claimed, if the lawsuit is certified as a class action, is estimated by the plaintiff to be approximately NIS 82 million. The personal amount claimed by the plaintiff is approximately NIS 622,000. On July 2, 2013 the Tel Aviv District Court decided that an initial hearing will be set for December 4, 2013. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success and intends to vigorously defend against it.

1.
On February 25, 2013, Yoki Shemesh Ltd (the "Plaintiff") filed a claim and a motion to approve the claim as a Class Action, to the Tel Aviv District Court, in the amount of NIS 240,000,000, against the Company, its controlling shareholders, officers and others (the "Claim"). The Claim stated, that he company's decision to postpone payments to Series A and B bond holders is a breach of the rights of the Series A and B bond holders, and a breach of The Securities Law, 5728-1968. The Plaintiff sought that the Company shall make all payments it is obligated to towards the bond holders. On July 2, 2013, the District Court has approved a joint motion to dismiss the purported class action lawsuit.

F.	Purported restructuring

With respect to the financial position described in note 3 above, on May 8, 2013, the Company filed its original plan of Arrangement with the Court. Since that date the Company has adjusted its plan of arrangement several times (on June 17, 2013, July 15, 2013, July 16, 2013 and September 18, 2013).

As of June 30, 2013, the outstanding balance of all accrued and unpaid financial debt (including interest and CPI linkage) under the Notes and other unsecured loans (collectively, the “Unsecured Financial Debt”) equaled approximately NIS 2.52 billion (approximately $684 million). Pursuant to the terms of the Company Proposal, (as adjusted from time to time as mentioned above), upon the effectiveness of the Arrangement all of the Company's Unsecured Financial Debt will be extinguished and exchanged for new Shares and new notes to be issued by the Company, as follows:

The Company will issue new Ordinary Shares, representing immediately following such exchange 95% of its outstanding share capital on a fully diluted basis, excluding existing options to purchase up to 1,729,251 Ordinary Shares granted to the Company's and the Company's affiliates’ employees and office holders prior to the Arrangement.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 -    SUBSEQUENT EVENTS (CONT.)

F.	Purported restructuring (cont.)

(1)
The Company will issue two series of new notes in the aggregate principal amount of NIS 666 million (approximately $188 million). The first series of new notes ( "Series H")  will be in the aggregate principal amount of NIS 448 million (approximately $127 million), repayable in a single payment at the end of four and half years from the earlier of the date of issuance thereof or December 1, 2013. The second series of new notes ("Series I") will be in the aggregate principal amount of NIS 218 million (approximately $61 million), repayable in a single payment at the end of six years from the earlier of the date of issuance thereof or December 1, 2013. Both series of the new notes will bear interest at the rate of 6% per annum and will be linked to the Israeli consumer price index. Interest on the first series of new notes will be payable in cash on a semi-annual basis, while interest on the second series of new notes will be accrued to the Principal and will be payable on the final maturity date, subject to prepayment in the Company's sole discretion on June 30 and/or December 31 of any particular calendar year.

In addition, the new notes will include mandatory prepayment provisions in the event the Company pays a cash dividend or makes any other distribution within four and half years following the date of issuance thereof, such that the Company will be obligated to prepay an amount equal to the amount distributed by the Company, in the following order: (i) first, towards all unpaid amounts under the Series H, and (ii) secondly, towards all unpaid amounts under Series I.

Collaterals –the notes will be secured by  (i) a first ranking floating charge on all the Company's property and assets and first ranking charges over the Company’s existing and future interest and rights in and to the Company's wholly owned subsidiaries, Elbit Ultrasound (Luxembourg) B.V./Sa.r.l (“EUL LUX”) and Elscint Holdings and Investments N.V. (“Elscint Holdings”), including rights to any amount owed to the Company by each of EUL LUX and Elscint Holdings, in favor of Series H notes and  similar second ranking charges in favor of Series I notes,  (ii) a corporate guarantee by each of EUL LUX and Elscint Holdings in favor of the new notes, and (iii) a negative pledge over its respective assets to be provided by each of EUL LUX and Elscint Holdings. The collaterals securing the new notes will be subject to exceptions as set forth in the adjusted Arrangement.

In addition, at any time during the term of either series of the new notes, the Company may create a senior lien in order to refinance the Company's outstanding indebtedness to Bank Hapoalim.

The new Shares and the new notes will be allocated among the various unsecured financial creditors in proportion to the outstanding balance (principal, interest and CPI linkage) under each obligation as of the effective date of the Arrangement, and any fraction of a share will be rounded up to the nearest whole number. The new Shares will be listed for trading on both the Tel Aviv Stock Exchange and the NASDAQ Stock Market, and the new notes will be listed for trading on the Tel Aviv Stock Exchange at the effective date of the Arrangement. The Company will endeavor to file with the Securities and Exchange Commission within 30 days of the effective date of the Arrangement a registration statement with respect to the new Shares held by shareholders who are deemed "affiliates" by virtue of their holdings

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 -    SUBSEQUENT EVENTS (CONT.)

F.	Purported restructuring (cont.)

(2)	Eastgate warrant

Eastgate Property LLC ("Eastgate") holds a warrant to purchase up to 3.3% of the Company's fully diluted share capital (subject to certain exceptions) at the time of exercise of the Warrant, for no consideration, until March 31, 2014. Pursuant to an understanding between the Company and Eastgate, Eastgate will exercise the warrant for 1,924,215 Shares immediately following the consummation of the Arrangement, at which time the warrant will terminate.

(3)	Amendments to the Company's Articles of Association

Pursuant to the terms of the Adjusted Arrangement, the Company will amend its Articles of Association such that it will include the following Articles:

Special tender offer

In the event a person is required to conduct a "Special Tender Offer" pursuant to the provisions of Part 8, Chapter 2 of the Companies Law as a result of an acquisition of Ordinary Shares that will cause that person to become a holder of 25% or more of the voting rights at a general meeting of shareholders (a "baal dvukat shlita"), that person shall offer to acquire Ordinary Shares representing at least 10% of the voting rights in the Company in such Special Tender Offer, provided, however, that the minimum required to be acquired pursuant to Section 332 of the Companies Law (currently 5%) shall remain unchanged. To remove doubt, if offerees holding more than 5% of the voting rights in the Company accepted the Special Tender Offer, the Offeror shall be obligated to purchase from such offerees the lower of (i) the number of Ordinary Shares representing the amount of the voting rights in the Company for which the Offeror tendered, or (ii) the number of Ordinary Shares with respect to which offerees have accepted the Special Tender Offer.

Special approval for new fields of business

Notwithstanding Article 32(b) above, a decision by the Company to engage in a new field of business which is material to the Company, in which neither the Company nor any of its subsidiaries is engaged and which new field of business is not complementary to the business of the Company or its subsidiaries, shall require the unanimous approval of all of the members of the Company's board of directors present and lawfully entitled to vote at the relevant meeting.

(4)	Elbit Medical

The corporate organs of the Company, as appointed after the closing of the Arrangement, will be assigned the task of examining the issue of realization of the Company's shares in Elbit Medical Technologies Ltd. ("Elbit Medical"), and if it will be practicable to benefit from a significant short term economic profit from the realization (whether by means of distribution or in some other way), then such realization would be considered.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 -    SUBSEQUENT EVENTS (CONT.)

F.	Purported restructuring (cont.)

(5)	Additional provisions

Upon the effectiveness of the Arrangement, the Company, its office holders, the Noteholders and the other unsecured financial creditors, the trustees for the Noteholders and shareholders and their respective affiliates and representatives will be released from any and all claims the grounds of which preceded the effectiveness of the Arrangement, including all claims related to the Notes and the management of the Company and all companies under its control, other than claims related to acts or omissions that were criminal, willful or fraudulent (the "Waiver"). Accordingly, the applicable pending legal proceedings against the Company, its office holders or its controlling shareholder will be dismissed (including the purported class action lawsuit mentioned in section E(4) above). Mr. Zisser who serves as the Company's CEO and Executive President and member of the Board, will not be included in the Waiver provided to the Company's other officers and directors (with respect to any and all of its capacities and positions in the Company), without derogating from any right, including his existing rights of indemnification and insurance coverage, except that all legal proceedings pending against him and/or his affiliates will be dismissed. Notwithstanding the aforementioned, in the event a claim will be made against one of the released parties by any person (a "Plaintiff") for any cause of action, including a cause of action included under the Waiver, the defendant ("Defendant") will not be precluded by virtue of the Waiver from filing a counter-claim against the Plaintiff and/or a third-party claim against any other person (including the released parties) (the "Third Party"), without prejudicing the Third Party's right under the Waiver against the Plaintiff. Notwithstanding the aforementioned, the Company will not be allowed to file third-party claims against any of the released parties.

(6)	Tax ruling

On July 11, 2013, the Company received a tax ruling from the Israeli Tax Authority ("ITA") as to the tax, if any, that would be applicable to the Company and the unsecured financial creditors as a result of the transactions contemplated under the Company Proposal. The ruling generally provides that, upon the closing of the Arrangement, the Company's unsecured financial creditors will be deemed to have sold their debt (first accrued interest and then outstanding principal) in consideration for the new notes and Shares issued in the Arrangement, which shall be valued at the respective closing prices thereof on the TASE on the first trading day following the closing. The Arrangement will be treated as a tax event for the Company, as well, namely, as financial income or forgiveness of debt in the amount of the difference between the amount of the Unsecured Financial Debt and the value of the new notes and Shares as aforesaid. The resulting gain may be offset against net operating losses, capital losses and impaired investments in subsidiaries.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 -    SUBSEQUENT EVENTS (CONT.)

F.	Purported restructuring (cont.)

(7)	Conditions precedent

The Arrangement (as adjusted) is subject to various conditions, including: (i) the receipt of the approval by the requisite majority of the Company's unsecured financial creditors under Section 350 of the Companies Law (for the results see note 31 I); (ii) the receipt of the approval of the Court under Section 350 of the Companies Law, following a hearing on the fairness of the Arrangement to our unsecured financial creditors; (iii) the receipt of the approval of the Tel Aviv Stock Exchange; (iv) the receipt of a tax ruling issued by the ITA regarding the tax, if any, applicable to the Company and the unsecured financial creditors as a result of the Arrangement (which was issued on July 11, 2013); (v) the receipt of all requisite corporate approvals; (vi) the receipt of any other approvals required by law or material contracts to the extent required to consummate the Arrangement, (vii) reaching an agreement with Bank Hapoalim BM (the "Bank") or receipt of a Court order pursuant to either of which subject to payment of due amounts to the Bank within seven days following the closing of the adjusted Arrangement and for so long as the Company is paying all due amount pursuant to the payment schedule under the existing agreements between the Company and its subsidiaries and the Bank (all assuming the Bank waives its demands to repay immediately all outstanding amounts owed to the Bank under the aforementioned agreements), the Bank shall not be entitled to demand immediate repayment of the entire amounts owed by the Company and its subsidiaries to the Bank, or the Bank and the Company shall reach any other agreement, which agreement is subject to the approval of the Company's unsecured financial creditors in simple majority, and (viii) the trustees of the new notes will receive any and all documents required which should be delivered under the Arrangement’s documents on or before the effectiveness of the Arrangement.

G.	Letter of Undertaking with the trustees

The Letter of Undertaking was effective as of March 19, 2013 and will remain in effect until the end of the period of 14 days from the date on which the Company notifies the Trustees of its intention to terminate the Letter of Undertaking for any reason (the “Interim Period”). In addition, the Company may notify the Trustees in writing of the termination of any of the undertakings included in the Letter of Undertaking for any reason following the end of the period of 14 days from the delivery of such notice, or with immediate effect if any of the Notes Series file a motion for the liquidation of the Company.

The Letter of Undertaking provides that, without prejudicing anything in the Letter of Undertaking, the parties intend to mutually investigate the possibility of formulating a plan of arrangement among the Company and the Note Holders as to the Company’s outstanding obligations to the Note Holders.

In addition, (i) nothing in the Letter of Undertaking will be deemed to obligate any of the Company, the Trustees, the Note Holders’ representatives (the “Representatives”) and/or the Controlling Shareholder (as defined below) to enter into any arrangement and/or agreement of any kind, and nothing in the Letter of Undertaking will be deemed to constitute a representation and/or warranty whatsoever as to any consent and/or confirmation by either the Company, the Trustees and/or the Controlling Shareholder, to any arrangement among the Company and the Notes Holders; and (ii) the execution of the Letter of Undertaking will not prejudice any of the parties’ or Note Holders’ rights.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 -    SUBSEQUENT EVENTS (CONT.)

G.	Letter of Undertaking with the trustees (cont.)

The Company undertook to fully cooperate with the Trustees, the Representatives and anyone acting of their behalf to enable them to conduct a due diligence investigation with respect to the financial condition of the Company for the objective of negotiating an arrangement and/or providing recommendations to the Note Holders as to any arrangement and/or relating to available courses of action to protect the Note Holders’ rights pursuant to the respective Notes and the exercise thereof, subject to confidentiality obligations.

The Company further undertook that during the Interim Period it and the entities under its control (excluding Plaza Centers N.V. (“Plaza”) (the “Controlled Entities”)), will not: (i) either directly or indirectly, make any payments and/or engage in any transactions with the Controlling Shareholder and/or entities under the control of the Controlling Shareholder and/or Mr. Mordechay Zisser’s relatives (collectively, “Related Parties”) (but excluding D&O insurance and/or indemnification undertakings, to the extent these will be duly provided to all officers of the respective entity under applicable law); (ii) dispose and/or undertake to dispose of any material asset of the Company and/or the Controlled Entities, and will not provide any guarantee and/or security of any kind, to secure the Company’s or any third party’s debt, without providing the Trustees a 14-day prior written notice accompanied by all relevant information (“Advance Notice”); (iii) carry out any activity and/or enter into any transaction which is not in the Company’s and/or the Controlled Entities’ (as the case may be) ordinary course of business, unless it provides the Trustees with Advance Notice; (iv) acquire and/or sell and/or pledge any of the Company’s securities, unless it provides Advance Notice; (v) deposit any cash or cash equivalent (including any securities) with any financial institution that is a creditor of the Company (“Financial Creditors”) and/or any of the Controlled Entities, or with a bank account in any of the banks to whom the Company’s and/or any of its Controlled Entities’ aggregate debt exceeds an amount of NIS 5,000,000, but excluding any deposits of any proceeds made by the Company’s subsidiaries in the framework of such subsidiaries’ on-going activity in the ordinary course; (vi) in the case of the Company, announce and/or distribute any dividends and/or other distributions of any kind, to any of its shareholders, (vii) change or amend any term under its existing credit and/of funding facilities with any of its Financial Creditors; and (viii) enter into new investments, including any purchase of new assets and/or additional rights in existing assets (except for certain specific activities agreed-upon under the Letter of Undertaking), unless it provides Advance Notice. In addition, each of the Company and the Controlled Entities agreed during the Interim Period to notify the Trustees and the Representatives of actual or threatened litigation or claims against the Company and/or any of its Controlled Entities that exceeds or would reasonably be expected to exceed NIS 2,500,000.

In addition, during the Interim Period, the Company and its Controlled Entities will not make any payments to their respective creditors nor will any of them undertake any obligations to do so unless the Company provides the Trustees with Advance Notice, except for the following:

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 -    SUBSEQUENT EVENTS (CONT.)

G.	Letter of Undertaking with the trustees (cont.)

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

The Company further undertook that neither the Company nor any of its Controlled Entities will settle any of their respective debt towards other entities included in the Elbit Group, except for the settlement of debts owed to the Company by any such entities included in the Elbit Group or for the settlement of any of Plaza’s debts to any third party.

Mr. Mordechay Zisser and the entities owned and/or controlled by him (the “Controlling Shareholder”) have agreed that, during the Interim Period, they will not dispose of the securities of the Company and/or the Controlled Entities held, directly or indirectly, by the Controlling Shareholder. In addition, there may not be any change in the Controlling Shareholder’s holdings (directly or indirectly) in any of the Company’s securities, provided that such undertaking will not apply in case of any conflict between this undertaking and any previous undertaking of the Controlling Shareholder towards Bank Hapoalim B.M., if and to the extent any such other undertaking exists.

H.	Submission of a request on behalf of the trustees of series B notes for liquidation

On April 4, 2013, the Trustees of Series B Notes (representing an outstanding balance amount of NIS 16.5 million (pari) (approximately 0.7% of the total unsecured debt of the Company), have submitted with the Tel Aviv District Court a request to liquidate and appoint of a temporary liquidator for the Company. On May 8, 2013, the Trustees have submitted a motion to remove their motion for the appointment of a temporary liquidator for the Company (but not the motion to liquidate the Company)

On July 3, 2013, the Tel Aviv District Court suspended the liquidation request.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 -    SUBSEQUENT EVENTS (CONT.)

I.	Meetings of the Company's unsecured financial creditors for the approval of proposed restructuring of the Company

On July 3, 2013, the Court ordered that meetings of the Company's unsecured financial creditors for the approval of proposed restructuring of the Company's Unsecured Financial Debt (see F above) pursuant to a plan of arrangement under Section 350 of the Israeli Companies Law, 5759-1999 ("Section 350") be convened by July 17, 2013, with the preliminary meetings being held by July 15, 2013.

The vote-counting process was delayed and claims were raised by the trustees of the Company’s publicly-traded notes in regards to the manner of counting the votes of the creditors at the Meetings. On July 21, 2013, the Company reported the results of the votes at the Meetings to the Court, and presented its position that the votes were counted in accordance with the Court’s ruling and that the Arrangement was approved by creditors holding approximately 82% of Unsecured Financial Debt.

That same day the trustees of the Company’s notes presented the Court with other methods of counting which they requested the Court to consider, arguing that such methods better represent certain claims that still remain undecided. The implementation of such alternative methods of calculation may lead to an outcome by which, the Arrangement was not approved by the required majority.

On August 19, 2013 the Tel Aviv District Court rejected the Company’s position, and, as a result, the Court ruled that the Company did not receive the votes required for approval of the Arrangement. The Court stated that nothing in its ruling sets forth the Court's position regarding the advisability of the Arrangement, and directed the Company and its creditors to attempt to negotiate a revised Arrangement within a short time period.

On September 18, 2013, following negotiations with certain substantial noteholders of the Company, it has further adjusted its proposed plan of arrangement of its unsecured financial debt (see Note F above), and has submitted to Court a motion to approve the adjusted plan of arrangement (“Company’s Motion”). At the meetings of the Company’s noteholders (Series A-G and Series 1) that took place on September 30, 2013, noteholders holding approximately 91% of the aggregate voting power (based on the total outstanding obligations under the notes) participating in such meetings, voted in favor of instructing the trustees which represent noteholders of more than 99% of the total outstanding obligations under the notes, not to object to the Company's Motion. On October 7, 2013 the Tel Aviv District Court ordered that as allegedly the majority of the Noteholders supported the adjusted plan of arrangement as submitted by the Company on September 18, 2013 as mentioned above, there is no reason why not to approve the same at Noteholders meetings that will be convened within 7 days. On October 17, 2013 the adjusted plan of arrangement was approved by creditors representing approximately 97% of unsecured financial debt. The Company submitted to the Court a motion to approve the Arrangement. Until the date of the approval of these financial statements the motion is still pending.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 -    SUBSEQUENT EVENTS (CONT.)

J.	Write-downs of Trading properties and investment property held for sale

During the nine months ended September 30, 2013, the Company and PC wrote down its trading properties, investment in associated and investment property held for sale in Serbia (NIS 158 million), India (NIS 493 million) and other Eastern Europe countries in the total amount of NIS 900 million. The write down was mainly due to the following factors:

•
The Company’s and PC’s Management reassessment of the probability of future development of certain properties in view of the financial crisis affecting the area in which the Group operates, and the Company’s deteriorating liquidity position. This primarily affected lands which were previously not written down below cost as the related completed project was expected to be sold above cost;

•	Disposal certain properties of PC subsequent to the reporting period at a selling price below their carrying amount (see M below).

K.	Tiberias - With respect to note 12 G, during June 2013, the Company filed for extension with the ILA.

L.	Bonds held in treasury

PC’s subsidiary had a loan from a commercial bank, secured by the PC’s bonds repurchased, with a scheduled loan repayment in the third quarter of 2013. Due to a rating event, PC negotiated with the bank and finally concluded an early repayment of the loan in 2013.

The loan balance, including accrued interest, was approximately NIS 77.5 millions. PC financed the repayment of the loan from selling the bonds, held as collateral against the loan.

M.	Disposal of assets

On May 29, 2013 PC completed the sale of its 50% interest in an Investee which mainly holds interests in an office complex project located in Pune, Maharashtra, India. The total transaction value was EUR 33.4 million (NIS 158 million) and, as a result, PC has received gross cash proceeds of approximately EUR 16.7 million (NIS 79 million) in line with its holding. The transaction resulted in a loss of NIS 50 million, mainly due to reclassification of foreign currency translation reserve associated with the investment to the statement of profit and loss.

On July 18, 2013, PC completed the sale of 100% of its interest in a vehicle which holds the interest in the Prague 3 project (“Prague 3”), a logistics and commercial centre in the third district of Prague. Earlier in 2013, PC completed its successful application to change the zoning use of Prague 3 to a residential scheme. The transaction values the asset at approximately EUR 11 million (NIS 52 million). The net cash consideration after deducting related bank financing and other adjustments, amounted to approximately EUR 7.5 million (NIS 35 million).

In July 2013 PC completed the sale of 100% of its interest in a vehicle which holds the interest in another plot of land in Prague. The transaction values the asset at approximately EUR 1.9 million (NIS 9 million). The net cash consideration after deducting a liability to third party amounted to EUR 1.3 million (NIS 6 million). The transaction resulted in a loss of NIS 17 million.

On October 31, 2013 the Consortium of shareholders of Dream Island, in which it holds a 43.5% stake, has completed the sale of its Dream Island project land holding to the Hungarian State for circa EUR 15 million. The Consortium comprises an 87% holding interest of the 50:50 joint venture partnership between PC and a Hungarian commercial Bank, as well as other small holders.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 -    SUBSEQUENT EVENTS (CONT.)

M.	Disposal of assets (cont.)

The proceeds of the transaction will be used by the Consortium to repay a proportion of the securitized related bank debt held against the asset. As a result of previous non-cash, market driven write-down, the asset is currently presented in the Company balance sheet at the value of the loan, which is non-recourse, therefore no accounting loss is expected to be incurred.

N.	Appointment of a receiver of Europe - Israel's

On July 24, 2013, Europe-Israel MMS Ltd. ("Europe Israel") and Mr. Mordechay Zisser, notified the Company that the Tel Aviv District Court (the "Court") has appointed a receiver (the "Receiver") with regards to the ordinary shares of the Company held by Europe Israel securing Europe Israel's obligations under its loan agreement with Bank Hapoalim B.M. (the "Bank").  Hence, upon the realization of the collateral over the shares by the Receiver, Mr. Zisser shall cease to be the controlling shareholder of the Company. In that respect, the Court has ruled that the Receiver shall not be entitled to sale the shares for a period of 60 days. Europe Israel and Mr. Zisser have also notified the Company that they intend to appeal the Court's judgment.

O.	Settlement agreement with the Israeli Tax Authority

With respect to Note 23 B (5) on August 1, 2013, the Company and its subsidiaries have entered into a settlement agreement with the Israeli Tax Authority with regards to corporate income tax assessments received for the years 2004-2009 (the "Settlement"). The Settlement generally provides that the Company and its subsidiaries (i) will pay taxes in the aggregate amount of NIS 8 million (approximately $2.2) ;(ii) the Company’s capital and business losses carry forward for tax purposes as of December 31, 2009 will amount to approximately NIS 306 million (approximately $85.7); and (iii) the Company will capitalize expenses of NIS 450 million (approximately $126).

P.	Meeting of the Extraordinary General Meeting

On August 19 2013, the meeting of the Extraordinary General Meeting of the Company's shareholders approved the plan of arrangement proposed by the Company. The resolution to approve the proposed arrangement presented by certain representatives of the Company's Series C to Series G and Series 1 noteholders was not approved.

ELBIT IMAGING LTD.

APPENDIX

Name of company	Abbreviated name	Country of organization	Direct/indirect ownership percentage

BEA Hotels NV	BEA	The Netherlands	100%
Elbit Medical Technologies Ltd.	Elbit Medical	Israel	90%
InSightec Ltd.	InSightec	Israel	48	% (1)
Gamida Cell Ltd.	Gamida	Israel	28.8	% (1)
Elbit Plaza India Real Estate Holdings Limited	EPI	Cyprus	50	% (2)/(3)
Elbit Plaza USA, L.P.	Elbit Plaza USA	USA	100	% (4)
EPN GP, LLC	EPN Group	USA	100	% (5)
EPN EDT Holding II, LLC	EPN Group	USA	100	% (5)
Elbit Trade & Retail Ltd.	Elbit Trade	Israel	100%
Elbit Ultrasound (Luxemburg) BV/SA R.L	EUBV	Luxemburg	100%
Plaza Centers N.V.	PC	The Netherlands	62.5%

(1)	Held through Elbit Medical.

(2)	The Company holds 47.5% of the shares in EPI directly, and an additional 47.5% through PC.

(3)	For details as to the grant of 5% of EPI’s equity to the Company's former Executive Vice Chairman of the board of directors, see note 27 B.(5)& (6).

(4)	The Company holds 50% in Elbit Plaza USA directly, and an additional 50% through PC.

(5)	Indirectly held through Elbit Plaza USA.

PART III

ITEM 19.              EXHIBITS

1.1	Amended and Restated Memorandum of Association (incorporated by reference to Appendix B to Exhibit 99.1 of our Report on Form 6-K filed on April 2, 2009).
1.2	Amended and Restated Articles of Association (incorporated by reference to Exhibit 1.2 of our Annual Report on Form 20-F filed on April 25, 2012).
2.1	Form of ordinary share certificate (incorporated by reference to Exhibit 2.1 of our Annual Report on Form 20-F filed on June 26, 2009).
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

4.12
Share Purchase Agreement, dated as of March 30, 2012, by and among B.E.A. Hotels N.V., PPHE Netherland N.V. and PPHE Hotel Group Limited (incorporated by reference to Exhibit 4.12 of our Annual Report on Form 20-F filed on April 25, 2012).

4.13
Amendment No. 1, dated as of April 5, 2012, to the Warrant issued by Elbit Imaging Ltd. to Eastgate Property LLC on September 22, 2011 (incorporated by reference to Exhibit 4.4 of our Report on Form 6-K filed on April 6, 2012).

8.1	List of subsidiaries (incorporated by reference to Exhibit 8.1 of our Annual Report on Form 20-F filed on May 14, 2013).
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Brightman Almagor Zohar & Co.

15.2	Table of advisors relied upon in the consolidated financial statements for the years ended December 31, 2012, 2011 and 2010
15.3	Consent of Colliers International
15.4	Consent of Financial Immunities Ltd.
15.5	Consent of Financial Immunities Ltd.
15.6	Consent of Financial Immunities Ltd.
15.7	Consent of Financial Immunities Dealing Room Ltd.
15.8	Consent of Financial Immunities Dealing Room Ltd.
15.9	Consent of Financial Immunities Dealing Room Ltd.
15.10	Consent of Giza Zinger Even
15.11	Consent of Jones Lang LaSalle Kft
15.12	Consent of Giza Zinger Even
15.13	Consent of Giza Zinger Even
15.14	Consent of Giza Zinger Even
15.15	Consent of Giza Zinger Even
15.16	Consent of Giza Zinger Even
15.17	Consent of Giza Zinger Even
15.18	Consent of De-Kalo Ben-Yehuda
15.19	Consent of Financial Immunities Dealing Room Ltd.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to hereby sign this annual report on its behalf.

Elbit Imaging Ltd.

By:	/s/ Mordechay Zisser
Name: Mordechay Zisser
Title: Chief Executive Officer

Date: November 27, 2013