Form 20-F
period 2013-12-31
ELBIT IMAGING LTD
filed 2014-04-30
CIK 1027662

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report _____________

Commission file number 0-28996
_________________________________________

ELBIT IMAGING LTD.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

ISRAEL
(Jurisdiction of incorporation or organization)

5 KINNERET STREET, BNEI BRAK 51261, ISRAEL
(Address of principal executive offices)

RON HADASSI
Tel: +972-3-608-6000
Fax: +972-3-608-6050
5 KINNERET STREET, BNEI BRAK 51261, ISRAEL
(Name, Telephone, E-Mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
ORDINARY SHARES, NO PAR VALUE	NASDAQ GLOBAL SELECT MARKET

Securities registered or to be registered pursuant to Section 12(g) of the Act:
NONE

 Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 24,885,833 ordinary shares, par value NIS 1.00 per share, excluding 3,388,910 treasury shares as of December 31, 2013.

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

CURRENCY TRANSLATION

For the reader’s convenience, financial information for 2013 has been translated from various foreign currencies to the U.S. dollar (“$” or "U.S. dollar"), as of December 31, 2013, in accordance with the following exchange rates:

Currency	$1.00 as of December 31, 2013
1 New Israeli Shekel (NIS)	0.28736
1 Euro	1.37679
1 Great British Pound (GBP)	1.64912
1 Hungarian Forint (HUF)	0.00465
1 Czech Republic Koruny (CZK)	0.05024
1 Romanian LEI (RON)	0.30869
1 Polish Zloty (PLN)	0.33210
1 Indian Rupee (INR)	0.01619
1 Crore (10 million INR)	161,900

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

EXCHANGE RATES

The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 3.484 to the U.S. dollar on April 28, 2014. The exchange rate has fluctuated during the six month period beginning October 2013 through April 28, 2014 from a high of NIS 3.569 to the U.S. dollar to a low of NIS 3.469 to the U.S. dollar. The monthly high and low exchange rates between the NIS and the U.S. dollar during the six month period beginning October 2013 through April 28, 2014, as published by the Bank of Israel, were as follows:

MONTH	HIGH	LOW
	1 U.S. dollar =NIS	1 U.S. dollar =NIS
October 2013	3.567	3.518
November 2013	3.569	3.519
December 2013	3.530	3.471
January 2014	3.507	3.483
February 2014	3.549	3.496
March 2014	3.504	3.459
April 2014 (through April 28)	3.493	3.461

The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years was as follows:

PERIOD	AVERAGE EXCHANGE RATE
January 1, 2009 - December 31, 2009	3.932 NIS/$1
January 1, 2010 - December 31, 2010	3.735 NIS/$1
January 1, 2011 - December 31, 2011	3.577 NIS/$1
January 1, 2012 - December 31, 2012	3.857 NIS/$1
January 1, 2013 - December 31, 2013	3.609 NIS/$1

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected consolidated financial data of Elbit Imaging Ltd. and its subsidiaries (together, “EI,” "Elbit," the “Company,” “our,” “we” or “us”) are derived from our 2013 consolidated financial statements and are set forth below in table format. Our 2013 consolidated financial statements and notes included elsewhere in this report were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The 2013 consolidated financial statements were audited by Brightman Almagor Zohar & Co., a firm of certified public accountants in Israel and a member of Deloitte Touche Tohmatsu. Our selected consolidated financial data are presented in NIS. A convenience translation to U.S. dollars is presented for 2013 only.

The selected financial data for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 which are presented in the table below are derived from our consolidated financial statements prepared in accordance with IFRS and do not include consolidated financial data in accordance with U.S. GAAP.

CONSOLIDATED STATEMENTS OF OPERATIONS IN ACCORDANCE WITH IFRS
 (in thousands, except share and per share data)

	2013	2013	2012	2011	2010	2009
	Convenience translation
	($'000)
Income revenues and gains
Revenues
Revenues from sale of commercial centers	2,482	8,614	67,594	3,525	4,345	-
Revenue from hotel operations and management	58,424	202,791	206,746	286,548	403,822	396,736
Revenue from fashion merchandise and other	42,982	149,192	144,141	185,082	174,817	118,386
Total revenues	103,888	360,597	418,481	475,155	582,984	515,122
Gains and other
Rental income from commercial centers	37,381	129,748	147,185	111,745	98,550	85,466
Gains from sale of real estate assets	-	-	9,368	-	198,777	-
Gains from changes of shareholding in investees	-	-	53,875	-	-	31,106
Total gains	37,381	129,748	210,428	111,745	297,327	116,572
Total income revenues and gains	141,269	490,345	628,909	586,900	880,311	631,694

Expenses and losses
Commercial centers	35,937	124,737	213,367	159,626	156,745	169,253
Hotel operations and management	51,610	179,137	186,760	240,784	341,291	353,229
Cost of fashion merchandise and other	41,031	142,417	154,220	211,743	197,574	134,142
General and administrative expenses	17,471	60,643	48,771	61,857	65,292	66,153
Share in losses of associates, net	97,675	339,030	102,127	7,568	8,275	14,039
Financial expenses	97,214	337,423	187,667	164,001	316,706	283,546
Financial income	(1,132)	(3,930)	(28,303)	(65,571)	(40,927)	(92,725)
Change in fair value of financial instruments measured at fair value through profit and loss	19,708	68,407	50,229	(275,537)	53,016	70,702
Write-down, charges and other expenses, net	242,426	841,462	302,093	290,276	83,660	256,802
	601,940	2,089,326	1,216,931	794,747	1,181,632	1,255,141

Loss before income taxes	(460,671)	(1,598,981)	(588,022)	(207,847)	(301,321)	(623,447)
Income taxes (tax benefits)	(9,201)	(31,937)	(9,212)	63,283	3,992	(35,571)
Loss from continuing operations	(451,470)	(1,567,044)	(578,810)	(271,130)	(305,313)	(587,876)
Profit from discontinued operations, net	586	2,034	94,826	24,101	378,838	(63,129)
Profit (loss) for the year	(450,884)	(1,565,010)	(483,984)	(247,029)	73,525	(651,005)

Attributable to:
Equity holders of the Company	(332,945)	(1,155,645)	(315,746)	(264,919)	61,998	(530,942)
Non-controlling interest	(117,939)	(409,365)	(168,238)	17,890	11,527	(120,063)
	(450,884)	(1,565,010)	(483,984)	(247,029)	73,525	(651,005)

Earnings per share - (in NIS)
Basic earnings (loss) per share:
From continuing operations	(13.39)	(46.49)	(16.64)	(11.44)	(12.21)	(21.51)
From discontinued operations	0.02	0.07	3.95	0.79	14.67	0.65
	(13.37)	(46.42)	(12.69)	(10.65)	2.45	(20.86)
Diluted earnings (loss) per share:
From continuing operations	(13.39)	(46.49)	(16.64)	(11.44)	(12.21)	(21.53)
From discontinued operations	0.02	0.07	3.95	0.79	14.41	0.65
	(13.37)	(46.42)	(12.69)	(10.65)	2.13	(20.88)

Dividend declared per share		0	0	0	0	0

SELECTED BALANCE SHEET DATA IN ACCORDANCE WITH IFRS

	2013	2013	2012	2011	2010	2009
	Convenience translation
	($ '000)

Current Assets	200,042	694,348	1,042,069	1,258,227	2,123,961	2,384,465
Non-current Assets	1,114,979	3,870,096	5,700,578	9,112,840	8,578,752	7,023,724
Total	1,315,021	4,564,444	6,742,647	10,371,067	10,702,713	9,408,189

Current Liabilities	1,381,295	4,794,477	1,721,661	2,226,971	2,799,122	2,353,973
Non-current Liabilities	51,453	178,597	3,631,878	6,605,226	5,726,070	4,906,045
Shareholders' equity Attributable to:
Equity holders of the company	(297,504)	(1,032,637)	288,630	359,630	760,740	946,450
Non-controlling interest	179,777	624,007	1,100,478	1,179,240	1,416,781	1,201,721
Total	1,315,021	4,564,444	6,742,647	10,371,067	10,702,713	9,408,189

B.	CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D.	RISK FACTORS

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

GENERAL RISKS

Our business plan is subject to immediate changes, which may have a material adverse effect on our operations.

As discussed below under "Debt Restructuring", on February 20, 2014, we completed a major debt restructuring pursuant to an arrangement under Section 350 of the Israeli Companies Law, 5759-1999 (the "Companies Law"). Following the Debt Restructuring, all non-external members of our board of directors were replaced on March 13, 2014, and to date no decisions have been made with respect to our business model as implemented in recent years. Such changes may be made with immediate effect, and may have a significant effect on our operations and cash flow.

During the pendency of the Debt Restructuring from February 2013 and until the election of new members to our Board of Directors on March 2014, we essentially ceased our business development activity, which may have a material adverse effect on our operations.

On March 19, 2013, we entered into a letter of undertakings (the "Letter of Undertakings") with the trustees of our Series 1, C, D, E, F and G note holders pursuant to which we undertook, among other things, that we and the entities under our control (excluding Plaza Centers N.V.) would not make any payments to note holders or other financial creditors (except for payments due to secured creditors from funds generated from the secured assets), enter into related party transactions, pay dividends, dispose of any material asset, provide any guarantee or enter into any transaction outside the ordinary course of business, without providing the trustees for those series of notes prior written notice and all relevant information. The Letter of Undertakings remained in effect until the election of our new board of directors on March 13, 2014.

During the pendency of the Debt Restructuring, we were severely constricted in our ability to develop our business, and did not initiate any new projects during 2013 nor make any significant progress in projects that were under development. This adversely affected our operations, and may cause us to suffer adverse effects in the future, including the following:

•           Our relationships with business partners, third-party sources of financing, suppliers, customers and other third-parties have been strained and could impair our ability to rebuild our business;

•           We could lose our ability to obtain and maintain commercially reasonable terms with vendors and service providers;

•           Our ability to maintain contracts and sign new ones that are critical to our operations could be impaired; and

•           Our ability to generate future cash flow in order to meet our obligations and financing needs may be limited.

Delays in the realization of our assets could result in significant harm to our financial condition and our ability to serve our indebtedness in a timely manner.

Our business activity is characterized by cycles of entrepreneurship-development-improvement-realization, with the objective to create value with our assets and, as a result, to our company. Our cash flow is dependent upon maintaining synchronization between the realization timetables to the payment schedules of our indebtedness. As during the pendency of the Debt Restructuring from February 2013 and until the election of new members to our board of directors on March 2014, we essentially ceased our business development activity, recommencing such activity at once would require substantial investment, without assurance that such synchronization will be achieved, and the failure of which would likely result in material adverse effects on our operations and cash flow and our ability to service our debt. In addition, the replacement of the non-external members of our board, all of whom may require a certain learning curve period, may have a significant effect on recommencing such activities.

An appeal was filed against the court ruling approving the Debt Restructuring. The success of such appeal in whole or in part may result in material harm to our company, including its liquidation.

Following the approval of the Tel-Aviv Jaffa District Court (the “Court”) of the Debt Restructuring (the “Court Ruling”), a holder of our Series B Notes which hold less than 0.1% of the outstanding unsecured debt of the Company prior to the debt Restructuring and which had previously filed with the Court a purported class action lawsuit against us on April 11, 2013 (the “Previous Action”), filed an appeal with the Israeli Supreme Court arguing that the Court erred in approving the Debt Restructuring, with specific reference to the exemption from personal civil liability that could potentially have been accorded to our then-current officers and directors (other than Mr. Mordechai Zisser) and the rejection of the Previous Action. One of the alternative remedies requested by the appellant was the cancelation of the approval of the Debt Restructuring by the District Court. To date, the appeal is yet to be heard by the Supreme Court. If the Supreme Court will award the alternative remedy of the cancellation of the Court Ruling, we may incur material harm and may be required to negotiate a new debt restructuring plan, the failure of which will likely result in our liquidation.

Pursuant to the Debt Restructuring our financial creditors were issued ordinary shares representing approximately 95% of our outstanding share capital and appointed a new board of directors.  This may result in material changes in our company.

As a result of the Debt Restructuring, we are no longer controlled by one shareholder, and seven new directors were elected to our board of directors (out of a total of nine directors) on March 13, 2014. As discussed above under the risk factor “Our business plan is subject to immediate changes, which may have a material adverse effect on our operations.”, this situation creates uncertainty with respect to our strategy and may result in changes in our management and business plans. This situation may also result in delays in pursuing business opportunities.  In addition, according to our amended articles of association, a decision to engage in a new field of business which is material to the Company, in which neither we nor any of our subsidiaries is engaged and which new field of business is not complementary to an existing business, would require the approval of all the members of our board of directors present and lawfully entitled to vote at the relevant meeting. This situation creates uncertainty and may result in material adverse effects on our operations.

We have large shareholders who may be able to control us.

As a result of the Debt Refinancing, affiliates of York Capital Management Global Advisers LLC and affiliates of Davidson Kempner Capital Management LLC beneficially own an aggregate of approximately 19.7% and 14.3%, respectively, of our outstanding ordinary shares. In addition, as a result of the Debt Refinancing, as of February 26, 2014, and based on the information available to us as of such date, certain Israeli institutional investors held, in aggregate, approximately 27.6% of our outstanding ordinary shares. To our knowledge, these shareholders are not party to a shareholders’ agreement between them or with any other shareholders. However, if they act together or with other shareholders (including by following the advice of Entropy Consultants Limited or another organization that advises institutional shareholders), together they may have the power to control the outcome of matters submitted for the vote of shareholders, including the approval of significant change in control transactions. To the extent they maintain at least such holding percentages, their equity interests may make certain transactions more difficult and result in delaying or preventing a change in control of us unless approved by them. Furthermore, should large shareholders take opposing approaches with respect to our company, our business and results of operations may materially suffer.

As a result of additional ordinary shares that we issued pursuant to the Debt Restructuring, the market price for our ordinary shares may fluctuate and decline significantly.

According to the terms of the Debt Restructuring, we issued 509,713,459 ordinary shares to our unsecured financial creditors, representing approximately 92% of our outstanding share capital at the closing of the Debt Restructuring, 16,594,036 ordinary shares to Bank Hapoalim B.M. (“Bank Hapoalim”), representing 3% of our outstanding share capital following the closing of the Debt Restructuring, and 1,914,215 ordinary shares as a result of the exercise of a warrant held by Eastgate Property LLC.

As a result, there may be an adverse effect on the market price of our shares as a result of a substantial number of shares being sold or available for sale in the future. If our shareholders sell substantial amounts of our ordinary shares, the market price of our ordinary shares may fall. The ordinary shares issued pursuant to the Debt Restructuring are generally freely tradable, and the holders of such shares may promptly try to sell them. There is no assurance that there will be sufficient liquidity to enable such sales.  Such sales, and the potential for such sales, could cause the market price of our ordinary shares to decline significantly. They also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

As a result of the Debt Restructuring, we have numerous liens on our assets and subsidiaries, which may result in material adverse effect on our operations.

In accordance with the terms of the Debt Restructuring, we are required to create floating liens on all of our assets and fixed liens on our various holdings and rights in our subsidiaries Elbit Ultrasound (Luxembourg) B.V./S.ar.l (through which we hold a controlling stake in Plaza Centers N.V. ("PC"), of which we own approximately 62.5% of its share capital) and Elscint Holdings and Investments N.V. (through which we hold the entire share capital of BEA Hotels N.V. (“BEA Hotels”), which holds our hotels portfolio assets in Bucharest and Antwerp), including rights to receive compensation for a shareholder’s loan to each of such entities. In event that we default on the terms of such debt, such liens may be foreclosed, which may result in liquidation of our subsidiaries and material harm to our operations and cash flow. In addition, such liens limit our ability to sell our holdings and other rights in such subsidiaries (subject to certain exceptions included in the New Notes, as defined below) without making early prepayment of certain amounts to our note holders.  If we default on our obligation to create and perfect such liens by July 31, 2014, the trustees of the note holders would be entitled to accelerate our obligations under the New Notes. Any such acceleration would likely result in our liquidation.

In addition, in accordance with the refinancing agreement with Bank Hapoalim which was consummated on February 20, 2014, for the restructuring of our secured loan from Bank Hapoalim pursuant to a refinancing agreement dated December 29, 2013 (the "Refinancing Agreement”), we placed fixed liens on BEA Hotels’ holdings and shareholder’s loan (subject to certain exception) in Bea Hotels Eastern Europe B.V. (through which we hold a hotel in  Bucharest) and Astrid Hotel Holdings B.V. (through which we hold hotels in Antwerp). In event that we default on the terms of such debt, such liens may be foreclosed, which may result in the liquidation of our subsidiaries and material harm to our operations and cash flow. In addition, such liens limit our ability to sell our holdings and other rights in these subsidiaries without making early prepayment of certain amounts to Bank Hapoalim.

The grant of liens pursuant to the Debt Restructuring and the amended loan agreement with Bank Hapoalim resulted in most of our valuable assets being subject to liens and encumbrances. In the event that we need additional financing for our operations, we will not be able to provide adequate collateral, which may adversely affect our ability to raise the financing on favorable terms or at all. Such outcome may substantially limit our ability to pursue our business plan and further develop our assets.

As a result of the new notes that we issued pursuant to the Debt Restructuring, we have limited flexibility in making dividends due to prepayment obligations.

The new notes issued to our note holders pursuant to the Debt Restructuring (the “New Notes”) will include mandatory prepayment provisions in the event we pay a dividend or make any other distribution within four and half years following the date of issuance thereof, such that we will be obligated to prepay an amount equal to the amount distributed by us, in the following order: (i) first, towards all unpaid amounts under the Series H notes, and (ii) secondly, towards all unpaid amounts under the Series I notes. In addition, pursuant to the Refinancing Agreement, in the case of a distribution, including payment of a dividend in any manner to the Company's shareholders, we shall be required to prepay Bank Hapoalim an amount equal to the amount paid to the note holders on such date multiplied by the ratio between our debt to Bank Hapoalim and our total debt to Bank Hapoalim and to the note holders as of such date. Such provisions may substantially limit our ability to distribute dividends to our shareholders.

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

As a result of our recent financial difficulties, our suspension of payments in respect of our outstanding notes during the year leading up to the Debt Restructuring and the restructuring of our financial debt as part of the Debt Restructuring, we may experience difficulties raising financing from investors, especially in Israel, at attractive terms or at all.

In 2008 the world markets experienced a financial crisis from which they have not recovered that, among other things, resulted in lower liquidity in the capital markets and lower liquidity in bank financing for real property projects. The financial crisis also affected our ability to obtain financing in Central and Eastern Europe ("CEE") and India for our commercial shopping centers and residential projects in those countries. Lower liquidity may result in difficulties to raise additional debt or less favorable interest rates for such debt, which may impact the development of our projects as well as the ability of the potential purchasers thereof to finance such purchases. In addition, construction loan agreements generally permit the drawdown of the loan funds against the achievement of pre-determined construction and space leasing or selling milestones. If we fail to achieve these milestones (including as a result of the global financial crisis and the significant decrease in the number and volume of transactions in general), the availability of the loan funds may be delayed, thereby causing a further delay in the construction schedule. If we are not successful in obtaining financing to fund our planned projects and other expenditures, our ability to develop existing projects and to undertake additional development projects may be limited and our future profits and results of operations could be materially adversely affected. Our inability to obtain financing may affect our ability to construct or acquire additional land plots, shopping centers and hotels, and we may experience delays in planned renovation or maintenance of our hotels and commercial centers, or in completion of the construction of our trading property that could have a material adverse effect on our results of operations. Our inability to obtain financing may also affect our ability to refinance our existing debt, if necessary, which may have a material adverse effect on our results of operations and cash flow.   In addition, as discussed in the risk factor below "Our annual and quarterly results may fluctuate, which may cause the market price of our shares and New Notes to decline.", our quarterly and annual operating results have fluctuated, and may in the future continue to fluctuate, significantly. If we were in need of cash and financing for our operations at a time when our results are poor, this may also have an impact on our ability to fund or successfully obtain financing to fund our planned projects and other expenditures.

In addition, under the terms of our outstanding notes, the net proceeds of any debt we raise must be used to repay the notes, unless raised to refinance the debt to Bank Hapoalim under the Refinancing Agreement.  This further limits our ability to secure additional debt financing.  In addition, as part of the Debt Restructuring and the Refinancing Agreement, most of our valuable assets are subject to liens and encumbrances. In the event we shall need additional financing for our operations, we will not be able to provide adequate collateral, which may adversely affect our ability to raise the financing on favorable terms or at all. Such outcome may substantially limit our ability to pursue our business plan and further develop our assets.

A lack of available financing may result in the loss of our control over PC.

Our subsidiary PC requires substantial amounts of cash for its operations. PC is currently negotiating a debt restructuring with its financial creditors in the framework of which, on November 18, 2013, it filed for reorganization proceedings (suspension of payment proceedings) with the District Court of Amsterdam in the Netherlands (the “Dutch Court”), submitted a restructuring plan to the district court and intends to submit an amended plan for approval of its financial creditors and the district court (the “PC Restructuring”), which to our knowledge included a right offering of securities by PC in the amount of EUR 20,000,000. On March 26, 2014, PC announced that it has agreed to make certain commercial amendments to such plan (as described below under Item 4.A. “History and Development of the Company”), which it intends to submit to the Dutch Court. Failure to achieve such capital infusion will result in the failure to consummate the PC Restructuring. Pursuant to Dutch reorganization proceedings, ordinary unsecured creditors of PC became subject to a stay and PC has the ability to restructure its debts during the moratorium with majority consent of its creditors. We have not yet approved the PC Restructuring.

To our knowledge, under Dutch law a failure to conclude the PC Restructuring may result in the liquidation of PC, which may significantly affect our cash flow and operations.  Even if the PC Restructuring is consummated, to the extent we fail to participate in the aforementioned capital infusion, our holdings in PC may be significantly diluted, which could result in the loss of our control over PC.  This would materially harm our operations and financial condition.

We are restricted from receiving dividends from PC and other subsidiaries.

On January 31, 2013, PC published a letter that it received from the trustees and representatives of the holders of PC's Series A and Series B notes that demanded that PC desist from distributing a dividend to its shareholders and stated that legal proceedings may be taken in the event that PC proceeds with the distribution of the dividend. The restriction on the distribution of dividends from PC, as well as the decline in the price of PC stock in the recent period, impaired our ability to comply with our business plan according to the planned time schedule, reduced one of our cash resources and affected our liquidity.

On November 18, 2013, the District Court of Amsterdam granted PC’s application for preliminary suspension of payment proceedings and appointed Mr. J.L.M. Groenewegen as administrator over PC, whose approval is required for each cash transaction made by PC, and Ms. L. van Berkum as supervisory judge. The District Court of Amsterdam further determined that the creditors' meeting for the purpose of voting on PC's restructuring plan will take place on June 26, 2014 and that creditors can file their claims for voting purposes with the administrator before June 12, 2014. It is unlikely that PC will distribute any dividends during the pendency of its debt restructuring. In addition, the final restructuring plan may impose certain limitations on the distribution of dividends by PC and include subordination provisions, which would significantly limit our ability to generate cash flow from PC and may significantly affect our cash flow and operations. In addition, other subsidiaries of ours are subject to limitations on the payment of dividends by virtue of legal or regulatory restrictions in their respective jurisdictions.

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

The credit crisis could have a number of follow-on effects on our business, including a possible: (i) decrease in asset values that are deemed to be other than temporary, which may result in impairment losses and possible noncompliance with certain financial covenants in credit and loan agreements to which we are a party, including but not limited to as a result of the decrease in the value of our collateral loan to value (LTV) (including the decrease in the value of real estate or securities which are pledged to banks),  (ii) negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and other sources of funding in the future on terms favorable to us, which would harm our ability to finance the development of new projects and engage with co-investors for additional investments in the yielding assets market, (iii) slowdown in our business resulting from potential  buyers experiencing difficulties in raising capital from financial institutions in order to finance the purchase of our assets from us, and (iv) imposition of regulatory limitations on financial institutions with respect to their ability to provide financing to companies such as us and/or projects such as those in which we are engaged, while creating a credit crunch. If such financial and economic uncertainty continues, it may materially adversely affect our results of operations and may increase the difficulty for us to accurately forecast and plan future business.

Our high leverage could adversely affect our ability to operate our business.

We are highly leveraged and have significant debt service obligations. As of the closing of the Debt Restructuring, our total corporate-level debt amounted to NIS 835 million (approximately $237 million), consisting of the following: NIS 448 million (approximately $127 million) aggregate principal amount of Series H notes, NIS 218 million (approximately $62 million) aggregate principal amount of Series I notes and approximately $48 million principal amount of secured debt to Bank Hapoalim.

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

•              we may not be able to refinance our outstanding indebtedness.

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

Delays in the realization of our assets could result in significant harm to our financial condition and our ability to serve our indebtedness in a timely manner.

Our business activity is characterized by cycles of entrepreneurship-development-improvement-realization, with the objective to create value with our assets and, as a result, to create value for our company. Our cash flow is dependent upon maintaining synchronization between the realization timetables to the payment schedules of our indebtedness. Delays in the realization of our assets could harm our cash flow and our ability to service our indebtedness.  For example, at the beginning of 2013, we experienced a confluence of events not under our control that had an adverse effect on our cash flow and, due to market conditions and delays in projects, we experienced difficulties in realizing our assets at fair commercial values. Those difficulties were attributed to a number of factors, including delays in obtaining permits and licenses from municipal and planning authorities and the hardening of financing policies by banks and financial institutions for the financing of our projects (both for entrepreneurs and potential purchasers). In addition, the note holders of PC threatened to take legal action to prevent PC from distributing dividends, from which we had expected to receive an amount of NIS 100 million (approximately $27 million).  As a result, the credit ratings of our notes were downgraded, which itself imposed more difficulties on our obtaining financing and, in addition, certain financing alternatives that we had been considering did not come to fruition. This led us to commence the process that resulted in the Debt Restructuring.  There can be no assurance that we will able to avoid a recurrence of such events. In addition, as during the pendency of the Debt Restructuring from February 2013 to February 2014 and the election of new board members on March 2014, we essentially ceased our business development activity, recommencing such activity at once would require substantial investment, without assurance that such synchronization will be achieved, and the failure of which would likely result in material adverse effects on our operations and cash flow and our ability to service our debt. In addition, the recent replacement of the majority of our board of directors may delay the recommencement of such activities.

We are no longer eligible to use Form F-3, which could impair our capital raising activities.

As of the date of filing of this annual report, we are not eligible to use SEC Form F-3 as a result of the defaults under our notes during the period leading up to the Debt Restructuring. As a result, we cannot use the SEC's "short form" Form F-3 to register sales of our securities. Moreover, our “public float” is below $75 million and may remain below $75 million for the foreseeable future. As a result, we may not be fully eligible to use Form F-3 for primary offerings even if we otherwise would regain the ability to use the form for resale registration statements. Any such limitations may harm our ability to raise the capital we need. Under these circumstances, until we are again eligible to use Form F-3, we will be required to use a registration statement on Form F-1 to register sales of securities with the SEC or issue such securities in a private placement, which could increase the cost of raising capital and delay our financings.

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

Certain circumstances may affect the fair value of our real estate assets (whether operating or under construction), including, among other things, (i) the absence of or modifications to permits or approvals required for the construction and/or operation of any real estate asset; (ii) in commercial and entertainment centers where a significant part of the rental areas is subject to long-term leases with a small group of retailers which is distinguished from other lessees, we may be exposed to a risk of rental fee rates being significantly lower than originally anticipated and a material long term decline in the business operations of such retailers may therefore have an adverse effect on the real estate assets recoverable amount and their final sale prices; (iii) delays in completion of works, beyond the anticipated target, may adversely affect the fair value of the assets and our results of operations and cash flow; (iv) lawsuits that are pending, whether or not we are a party thereto, may have a significant impact on our real estate assets and/or on certain of our shareholding rights in the companies owning such assets; (v) full or partial eminent domain proceedings (with or without compensation) regarding such real estate assets; and (vi) findings indicating soil or water contamination or the existence of historical or geological antiquities may require the company to absorb significant cleaning, purification or preservation costs, and may limit the use or exploitation of the land, resulting in significant decrease in its fair value. In addition, certain laws and regulations applicable to our business in certain countries where the legislation process undergoes constant changes may be subject to frequent and substantially different interpretations, and agreements which may be interpreted by governmental authorities so as to shorten the term of use of real estate, which may be accompanied by a demolition or nationalization order with or without compensation, may significantly affect the value of such real estate asset. The fair value of our real estate assets may be significantly decreased thereby resulting in potential impairment losses not previously recorded in our financial results, which would impact our ability to satisfy financial covenants under our bank loans.

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

We conduct our businesses in multiple countries and constantly seek new opportunities in various regions of the world. Our future results could be materially adversely affected by a variety of factors relating to international transactions, including changes in exchange rates, general economic conditions, regulatory requirements, dividend restrictions, tax structures or changes in tax laws or practices, and longer payment cycles in the countries in our geographic areas of operations. International operations may be limited or disrupted by the imposition of governmental controls and regulations, political instability, hostilities, natural disasters and difficulties in managing international operations. We cannot assure you that one or more of these factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition and results of operations. A failure to effectively manage the expansion of our business could have a negative impact on our business. To accommodate our global expansion, we are continuously implementing business systems, procedures and controls. There can be no assurance that the implementation of such systems, procedures, controls and other internal systems can be implemented successfully.

If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, U.S. holders of ordinary shares may suffer adverse tax consequences.

Generally, if for any taxable year, 75% or more of our gross income is passive income, or at least 50% of the value of our assets, averaged quarterly, are held for the production of, or produce, passive income, we will be characterized as a passive foreign investment company ("PFIC"), for U.S. federal income tax purposes. Our PFIC status is determined based on several factors, including our market capitalization, the valuation of our assets, the assets of companies held by us in certain cases and certain assumptions and methodologies upon which we base our analysis.  A determination that we are a PFIC could cause our U.S. shareholders to suffer adverse tax consequences, including having gains realized on the sale of our shares taxed at ordinary income rates, rather than capital gains rates, and being subject to an interest charge on such gain. Similar rules apply to certain "excess distributions" made with respect to our ordinary shares. A determination that we are a PFIC could also have an adverse effect on the price and marketability of our shares. If we are a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. See "Item 10.E. Taxation - Tax consequences if we are a Passive Foreign Investment Company" in our Annual Report on Form 20-F.

We are subject to various legal proceedings that may have a material adverse effect on our results of operations.

Certain legal proceedings have been initiated against us, including purported class action lawsuits filed against us by our note holders on February 25, 2013 and April 11, 2013 arising out of, among other things, our suspending principal and interest payments on our Series A and B notes, and an appeal filed against us following the Court’s approval of the Debt Restructuring (as discussed above under “An appeal was filed against the court ruling approving the Debt Restructuring. Acceptance of such appeal in whole or in part may result in material harm to our company, including its liquidation”). In addition, litigation was initiated against us and certain other third parties, including former directors of the Company and Elscint Ltd., in connection with the change of control of us and our former subsidiary Elscint Ltd. ("Elscint," which was merged into us in 2010) in May 1999 and the acquisition of the hotel businesses by Elscint in September 1999, as well as motions to certify certain of such claims as class actions (Gadish et al v. Elscint et al). On May 28, 2012, the Supreme Court certified the lawsuit as a class action with respect to the claim that the hotels were allegedly sold to us at a price higher than the then-current fair value and that Elron Electronic Industries Ltd. (an unrelated third party) had breached certain minority rights in the framework of the sale of Elscint's shares to Europe Israel (our controlling shareholder prior to the Debt Restructuring), and the case was remanded to the Court for hearing the case without prejudicing the parties' rights and arguments with respect to a derivative action. For details regarding the class action lawsuits filed against us, see "Item 4.A – History and Development of the Company – Recent Events" below and in our Annual Report on Form 20-F/A filed on November 27, 2013, and for details regarding our litigation in general, see note 23B in our annual consolidated financial statements in our Report on Form 6-K filed on March 31, 2014. A determination against us in some or all of these proceedings, mainly those related to class actions, may materially adversely affect our results of operations and cash flow.

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

In addition to risks that are relevant to a specific activity or relate to a specific territory, certain conditions and changes in the economic environment in the countries in which we operate may have an adverse effect on our business performance; changes in the global economy, in real estate and/or the business environment in which we operate, and/or a negative trend in the capital markets and/or a decrease in our rating or the rating of our securities, and/or a decrease in our capital and/or impairments according to our governing accounting principles or due to change in auditing standards and accounting principles, if and to the extent they occur, may have an adverse effect on our ability to raise funds; macroeconomic or microeconomic changes as described above may influence our compliance with financial covenants under certain bank loans and credit agreements, including but not limited to, as a result of the decrease in the LTV (including the decrease in the value of real estate assets value and/or securities that are pledged to banks) and/or a decrease in our capital. For details regarding our pledged assets, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -  Liquidity and Capital Resources" in our Annual Report on Form 20-F.

A loss of the services of members of our senior management could materially adversely affect our business and results of operations.

We rely on the continued services of the members of our senior management team.  On March 31, 2014 we formally notified Mr. Mordechay Zisser of the termination of his services as our chief executive officer and executive president, effective as of even date, and have yet to appoint a new chief executive officer. We are in preliminary discussions regarding the possible engagement of Mr. Zisser as a consultant to us, however, no agreement has been reached yet and there is no assurance that such agreement ultimately will be reached. In addition, on March 13, 2014 Mr. Shimon Yitzhaki ceased service as Executive Chairman of our Board of Directors, effective as of even date, and on or about April 10, 2014, was surrendered with a termination notice with respect to his employment by us. On March 21, 2014, Mr. Ron Hadassi was appointed Chairman of our Board of Directors.  Any loss of the services of any member of our senior management team, including the loss of service of Mr. Zisser and Mr. Yitzhaki, could result in the loss of expertise necessary for us to succeed, which could cause harm to our operating results and cash flow and impair our ability to meet our objectives.

If we do not satisfy the NASDAQ requirements for continued listing, our ordinary shares could be delisted from NASDAQ.

Our listing on the NASDAQ Stock Market is contingent on our compliance with the NASDAQ's conditions for continued listing.  One of such conditions is maintaining a bid price for our ordinary shares of least $1.00 per share.  In advance of the closing of the Debt Restructuring, the closing price of our ordinary shares dropped below $1.00 per share on January 28, 2014.  On March 12, 2014, NASDAQ notified us of our noncompliance with the aforementioned condition and set a period of 180 days in order to regain compliance.

We intend to actively monitor the bid price for our ordinary shares and will consider all available options to regain compliance with the NASDAQ minimum bid price requirement. If necessary, we may effect a reverse stock split to regain compliance. We cannot assure you that we will be able to regain compliance with the minimum bid price requirement or that we will be able to continue to meet the other continued listing requirements of the NASDAQ Stock Market in the future.

If we fail to satisfy all the continued listing requirements of the NASDAQ Stock Market by the applicable deadlines and our shares are delisted from NASDAQ, trading in our ordinary shares in the United States may be conducted, if available, on the Over the Counter Bulletin Board Service or another medium. In the event of such delisting, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares, and our ability to raise future capital through the sale of our ordinary shares could be adversely affected. Moreover, we would be unable to use the SEC's "short form" Form F-3 to register the offering and sale of securities, even for limited primary offerings. In addition, in the event of such delisting, we may be required to comply with enhanced reporting obligations under the Israeli securities laws, in addition to the reporting obligations under the U.S. securities laws, which  could require additional management attention, increase our legal and accounting expenses and raise our exposure to sanctions for possible violations of Israeli securities laws.

If PC and Elbit Medical Technologies Ltd. do not satisfy the applicable stock exchange conditions of for continued listing, their shares could be delisted.

The shares of PC are listed for trading on the main board of the London Stock Exchange under the symbol "PLAZ" and on the main list of the Warsaw Stock Exchange under the symbol "PLZ", and the shares of our subsidiary Elbit Medical Technologies are listed on the Tel-Aviv Stock Exchange under the symbol "EMTC". If PC or Elbit Medical Technologies Ltd. does not satisfy the conditions of the applicable stock exchange for continued listing (such as, but not limited to, free-float requirements), their shares could be delisted. Such occurrences would make the realization of those investments or any part thereof by us more difficult and could limit the possibility to attract new investors to those portfolios.

RISKS RELATING TO THE COMMERCIAL AND ENTERTAINMENT CENTERS BUSINESS

There is no assurance that we will successfully implement our construct and dispose strategy on the commercial and entertainment business and in such event our results and cash flows may be materially adversely affected.

Our strategy in the commercial and entertainment centers business is to acquire a plot of land, develop a commercial and entertainment center on it, and dispose of the center upon completion, or operate a center following completion until such time as we reach the minimum occupancy threshold necessary for the property to be attractive to potential buyers or to enable the sale thereof as part of a sale of a portfolio of properties, and to allow us to attempt to achieve the best price for our completed commercial centers. Our decision to sell properties is based on various factors, including market conditions. There is no assurance that such sales will actually occur or that they will occur according to the timetable we predicted or planned. There can be no assurance that we will be able to complete dispositions under commercially reasonable terms or at all. Accordingly, our results of operation and cash flows can be materially adversely affected.

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

An important element in the success of the construction process of our commercial and entertainment center projects is the short construction time (in CEE, generally eight to 18 months from the receipt of building permits, depending on the size of the project and location), and our ability to open projects such as commercial and entertainment centers ahead of our competitors, particularly in cities which do not have projects of the type constructed by us.

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

Our associate InSightec Ltd. ("InSightec") has received regulatory approvals to market the ExAblate in the United States, Israel, Canada, Russia, Brazil, Mexico, Korea, Taiwan, Australia, New Zealand, Singapore, Japan, China and the European Union Economic Area ("EEA"), which is comprised of the member nations of the European Union and certain additional European nations, solely for the treatment of uterine fibroids. In addition, in May 2007 InSightec received CE-marking (approval to market in the EEA) and in January 2008 it received Israeli approval and in October 2012 it received FDA approval for pain palliation of bone metastases. Finally, in December 2012, InSightec’s ExAblate Neuro system received the CE-marking for the treatment of neurological disorders in the brain including essential tremor, Parkinson’s disease and neuropathic pain. However, clinical experience for the bone metastases and for the neurological disorders in the brain application is still in the early stages and therefore commercial acceptance is expected to take some time. InSightec’s objective is to expand the use of the ExAblate by developing and introducing new treatment applications. InSightec is currently in various stages of product development and clinical studies for a number of new treatment applications for the ExAblate. It will be required to obtain FDA approval in the United States and other regulatory approvals outside of the United States before marketing the ExAblate for these additional treatment applications. InSightec cannot guarantee that InSightec’s product development activities for these other applications will be successful and if not, InSightec’s future growth will be harmed. In particular, InSightec’s future curative oncology treatment applications are subject to significant risks since these applications must be able to demonstrate complete ablation of malignant tumors, or meet or exceed the current medical standard related to the oncology application in question. If InSightec is unable to demonstrate this degree of efficacy, its future curative oncology treatment applications may not prove to be successful.  In addition, assuming product development is successful, the regulatory processes can be lengthy, lasting many years in some cases, and expensive. We cannot assure that FDA approval or other regulatory approvals will be granted.

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

In the event that Gamida does not receive regulatory approval to market and sell their products it would have a material adverse effect on their respective sales and results of operations

If the ExAblate systems do not achieve broad market acceptance, InSightec will not be able to generate sufficient sales to support its business.

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

Our medical companies’ operations (which include clinical trials) may lead to exposure to legal claims.

Our medical companies’ activity in the field of medical equipment and devices development include clinical trials, which raise exposure to legal claims due to bodily injury or side effects resulting from the usage of such medical devices or the negligence or improper usage of such equipment by our treatment staff. Any such claims could result in harm to our business and results of operations.

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

InSightec’s and Gamida's success and ability to compete depends in large part upon their ability to protect their proprietary technology. InSightec and Gamida rely on a combination of patent, copyright, trademark and trade secret laws, and on confidentiality and invention assignment agreements, in order to protect their intellectual property rights. A few of InSightec’s patents were transferred to InSightec from GE at the time of its formation, and GE retains a non-exclusive license to make, use and sell products covered under these patents (including improvements to those patents that were developed by InSightec) without InSightec’s permission. The Cooperation Agreement sets forth cross-licensing arrangements on a non-exclusive basis. As a result, InSightec is exposed to the risk that GE may grant licenses for the same intellectual property rights to third parties who might compete with InSightec (subject, however, to the product exclusivity provisions under the Cooperation Agreement, which limits GE from pursuing such competition).

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

InSightec's and Gamida's technology may become obsolete, which could materially adversely impact InSightec’s and Gamida's future business and financial performance.

InSightec’s and Gamida's success and ability to compete depends in large part upon their ability to develop and maintain unique and leading technologies and capabilities, providing medical solutions superior to alternative treatments and technologies. The discovery or development of more advanced, efficient or cost-effective treatments or technologies by third parties providing better solutions to the same diseases, could make InSightec’s or Gamida's technologies or solutions inferior, obsolete or irrelevant. The rapid development and massive research and development activities in the medical areas in which these companies operate creates constant risk of such occurrence, which could adversely impact InSightec’s and Gamida's future business and financial performance.

RISKS RELATING TO THE FASHION APPAREL BUSINESS

Our fashion retail brand is dependent on one single franchise and supplier which could cause delays or disruptions in the delivery of products, which may harm our business and results of operations.

Elbit Fashion Ltd. ("Elbit Fashion"), our wholly owned subsidiary, depends on franchises and supply of products from an individual supplier, Punto Fa S.L., which is the owner of the MANGO-MNG™ brand ("Punto Fa").  If such franchisor ends its relationship with Elbit Fashion or enter into liquidation, Elbit Fashion’s business in Israel with respect to the products supplied by such supplier will be terminated. Our franchise agreement with Punto Fa is scheduled to expire in May 2015 and its renewal is in question.  In addition, Elbit Fashion relies on the supply of its products from such supplier and may face a shortage of inventory if there is a worldwide excess demand for a specific brand’s products. If either of these events occurs, our results of operations may be adversely affected.

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

We are incorporated under Israeli law and our principal offices are located in Israel. In addition, our operations in our other lines of business, such as Elbit Fashion and venture capital investments, operate in Israel. Political, economic and security conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, various armed conflicts have taken place between Israel and its Arab neighbors, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon), and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.

In addition, acts of terrorism, armed conflicts or political instability in the region could negatively affect local business conditions and harm our results of operations. We cannot predict the effect on the region of any diplomatic initiatives or political developments involving Israel or the Palestinians or other countries in the Middle East. Recent political uprisings, social unrest and violence in various countries in the Middle East and North Africa, including Israel’s neighbors Egypt and Syria, are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries and have raised concerns regarding security in the region and the potential for armed conflict. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us.

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

Service of process upon our directors and officers, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since the majority of our assets and all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States. Additionally, it may be difficult to enforce civil liabilities under U.S. federal securities law in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum to bring such a claim.  In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim.  If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process.  Certain matters of procedure will also be governed by Israeli law.  There is little binding case law in Israel addressing these matters. For more information, see below under "Enforceability of Civil Liabilities."

Furthermore, the Debt Restructuring included an exemption from personal civil liability with respect to our then-current officers and directors, other than Mr. Mordechai Zisser, for actions and omission during the period preceding the consummation of the Debt Restructuring.  This also limits the ability to pursue legal action against such individuals.

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

The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become (i) a 25% or greater shareholder of the company unless prior to such acquisition there is already another 25% or greater shareholder of the company or (ii) a 45% or greater shareholder of the company unless prior to such acquisition there is already a 45% or greater shareholder of the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval or (ii) was from a 25% or 45% shareholder, as the case may be. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer. In addition, under our amended articles of association, a person seeking to cross the 25% ownership threshold is required to offer to purchase at least 10% of our outstanding ordinary shares in such a tender offer. In any event, if as a result of an acquisition of shares the purchaser will beneficially own more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the remaining shares. Shareholders may request an appraisal in connection with a tender offer for a period of six months following the consummation of the tender offer, but the purchaser is entitled to stipulate that any tendering shareholder surrender its appraisal rights.

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

RISKS RELATING TO EASTERN EUROPE AND GREECE

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

While the Greek government has overcome a number of obstacles, and the pace of contraction there continued to ease in 2013, in light of a negative short-term outlook, areas of the economy that remain in recession and currency instability due to the Euro, targeted policies at future growth industries and restoring confidence will be required to restore sustainable growth.

Hostilities in Eastern European countries could have a material adverse effect on our financial conditions and results of operations.

Several Eastern European countries have from time to time experienced instances of terror attacks and hostilities with neighboring countries. Military activity or terrorist attacks in the future could influence their economies by disrupting communications and making travel more difficult and such political tensions could create a greater perception that companies operating in such countries are usually involved in higher degrees of risk. Events of this nature in the future, as well as social and civil unrest within other neighboring countries at which we operate, could influence their economies and could have a material adverse effect on our financial condition and results of operations.

RISKS RELATING TO INDIA

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

Disputes or disagreements with any of our joint venture partners (including PC) could result in significant delays and increased costs associated with the development of our properties. Even when we have a controlling interest, certain major decisions (such as whether to sell, refinance or enter into a lease or contractor agreement and the terms on which to do so) may require approval from a joint venture partner or other third party. If we are unable to reach or maintain agreement with a joint venture partner or other third party on matters relating to the business operations, our financial condition and results of operations may be materially adversely affected.

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

Elbit Imaging Ltd. was incorporated in 1996 under the laws of the State of Israel. Our shares are listed on the NASDAQ Global Select Market (ticker symbol: EMITF) and on the Tel Aviv Stock Exchange ("TASE"). Our executive offices are located at 5 Kinneret Street, Bnei Brak 51261, Israel. You may reach us by telephone at (972-3) 608-6000 or by fax at (972-3) 608-6050. Our address in the U.S. is c/o Elscint, Inc., 747 Third Avenue, 4th Floor, New York, N.Y. 10017-2803.

For a summary of our recent acquisitions, dispositions and other activities and of our capital expenditures and divestitures during the years 2011, 2012 and 2013, and that are currently in progress, see “Item 5. Operating and Financial Review and Prospects - Overview.”

Recent Events

Termination of our Executive Chairman of our Board of Directors and our Chief Executive Officer and Executive President

On March 31, 2014 we formally notified Mr. Mordechay Zisser of the termination of his services as our chief executive officer and executive president, effective as of such date.  The term of the agreement between the Company and Europe Israel (M.M.S.) Ltd. for the provision of management services by Mr. Zisser expired on May 31, 2011, and the term of the agreement between the Company and Control Centers Ltd. (“Control Centers”) for the provision of coordination, planning, execution and supervision services to the Company’s, our subsidiaries’ and/or affiliates’ real estate projects expired on August 31, 2013, but it continued to apply to certain real estate projects that commenced prior to such date. We are in preliminary discussions regarding the possible engagement of Mr. Zisser as a consultant to  us, however, no agreement has been reached yet and there is no assurance that such agreement ultimately will be reached. For a discussion regarding the agreement between the Company and Control Centers, please refer to Item 7 “Major Shareholders and Related Party Transactions - Services of our former chief executive officer and executive president , Mr. Mordechay Zisser”.

On March 13, 2014 following the replacement of all non-external members of our Board of Directors, Mr. Shimon Yitzhaki ceased service as Executive Chairman of our Board of Directors, effective as of even date and on March 21, 2014, Mr. Ron Hadassi was appointed Chairman of our Board of Directors.. On or about April 10, 2014, Mr. Yitzhaki was surrendered with a termination notice with respect to his employment by us.

PC Debt Restructuring

On November 18, 2013 our subsidiary PC announced that it had filed for reorganization proceedings (preliminary suspension of payments) with the District Court of Amsterdam in the Netherlands (the “Dutch Court”) and submitted a restructuring plan to the Dutch Court. Further to that announcement, PC announced that the Dutch Court had granted its application for preliminary suspension of payment proceedings. PC noted further that in order to resolve its liquidity situation it had filed with the Dutch Court a restructuring plan proposed to its creditors. On March 26, 2014 PC announced that it has agreed to make certain commercial amendments to such plan, which it intends to submit to the Dutch Court (the “Amended PC Plan”). The Amended PC Plan proposes, inter alia, that all principal payments of any unsecured debt due during 2013-2015 be deferred for three years from the date of approval of the Amended PC Plan by the Dutch Court (“Approval Date”). If within two years from the Approval Date PC manages to repay 50% of such unsecured debt, then the remaining principal payments shall be deferred for an additional one year. Under the Amended PC Plan, following the removal of the suspension of payments order by the Dutch Court, PC will be required to assign 75% of the net proceeds received from the sale or refinancing of any of its assets to early repayment of its unsecured debt, to be allocated among the holders of such unsecured debt. PC will be permitted to make investments only if its cash reserves contain an amount equal to general and administrative expenses and interest payments for such unsecured debt for a six-month period. In addition, the Amended PC Plan includes other provisions such as: increased compensation to the note holders by increasing the interest rate on the notes, issuance of shares to PC’s unsecured financial creditors equal to 13.5% of PC’s share capital, placing a negative pledge on PC's assets, certain limitations on distribution of dividends and incurring of new indebtedness, financial covenants and undertakings of PC with respect to the sale and financing of certain projects and investment in new projects, and  commitment to publish quarterly financial statements as long as such unsecured debt is outstanding. The Amended Plan shall be contingent upon a cash injection of approximately ˆ20 million in PC, by way of a rights issuance, and we, PC, its directors and officers shall be fully released from all claims.  During the restructuring process PC’s creditors will be subject to a moratorium. In addition, PC noted that it will approach its creditors to seek approval for the Amended PC Plan. Pursuant to PC's announcements, the Dutch Court has determined that the PC creditors meeting for the purpose of voting on the Amended PC Plan will take place on June 26, 2014. We have not yet approved the Amended PC Plan.

Our Debt Restructuring

Approval of the Debt Restructuring

On January 1, 2014, our Debt Restructuring was approved by the Court and on February 20, 2014, following the satisfaction of all of the conditions required to be satisfied prior to the effectiveness of the Debt Restructuring, other than registration of liens in favor of the trustees of the new series of notes, as more fully detailed below, the Debt Restructuring was consummated and came into effect. The following sets forth a brief summary of the events leading up to our filing of the Debt Restructuring and the approval of the Debt Restructuring, and the terms and conditions thereof.

Suspension of Payment of Principal and Interest under the Notes

Our business activity is characterized by cycles of entrepreneurship-development-improvement-realization, with the objective to create value to our assets and as a result, to our company. Our cash flow is dependent upon maintaining synchronization between the realization timetables to the payment schedules of our indebtedness. Until the end of 2012 we were generally able to successfully implement our business plan and satisfy all our payment milestones when due. At the beginning of 2013, we experienced an occurrence of events not under our control, which had an adverse effect on our cash flow, and due to market conditions and delays in projects' timetables we experienced difficulties in realizing our assets at fair commercial values. Those difficulties were attributed to a number of factors, including delays in the obtaining of permits and licenses from municipal and planning authorities and the hardening of financing policies by banks and financial institutions for the financing of our projects (both for entrepreneurs and potential purchasers). In addition, PC's note holders had threatened to take legal action to prevent PC from distributing a dividend out of which we expected to receive an amount of NIS 100 million. As a result we have suffered a decrease in our rating, which itself imposed more difficulties on our obtaining financing and, in addition, certain financing alternatives that we had been investigating did not come to fruition.

Our distressed cash flow needs, on the one hand, and the amount of our debt that was to become due during 2013 required that, while taking into account the various interests of our creditors and of us, we pursue a comprehensive long-lasting solution to deal with the debt structure of our Company that will suit the nature of our operations.

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

In light of these factors, on February 3, 2013 the trustees of our Series E and Series 1 notes informed us that in meetings of holders of such notes they were authorized to take legal action against us to prevent the making of these payments. The Series A and B note holders demanded that we timely make the upcoming payments while all the other note holders demanded that we refrain from making those payments, as well as from making payments under our bank loans, and stated that otherwise they would initiate legal proceedings against us to prevent it.

In connection therewith, although we had enough cash on hand to fully make those upcoming payments, on February 5, 2013, we announced that our board of directors had authorized our management to commence accelerated negotiations with the trustees and representatives of all the Note holders, in an attempt to formulate an agreement with all the Note holders that would enable us to fulfill all our obligations. In addition, in light of the damage that was likely to be caused to us and to all our creditors if we were involved in legal proceedings, and in order to allow us to engage in the process of the negotiations mentioned above to the fullest extent and in a manner that was quick and efficient, our board of directors decided, at that stage, to accede to the demands of the majority of the Note holders and to delay the payment of principal to the holders of the Series A and Series B Notes until the conclusion of negotiations. As a result of the decision of our board of directors, we requested from the trustees of the Series A and Series B Notes to delay the period of payment of the principal component from the payments until April 1, 2013 (and to delay accordingly the effective date of the payments).

On February 19, 2013 the Board of Directors decided, after assessment of our current situation, taking into account our needs, the complexity of the negotiation process in reaching an agreement with all the relevant parties about a possible debt restructuring, and the divergent positions of various parties in respect to the payment of interest to the holders of our outstanding publicly-traded Series 1 and Series A to Series G notes (collectively, the "Notes"), to suspend also the interest payments to all Note holders. Consequently, in February 2013 we ceased making payments of outstanding principal under our publicly-traded Series A and Series B notes and payments of interest under the Notes in the aggregate outstanding principal amount of approximately NIS 2.4 billion. Thereafter, we ceased to make payments of outstanding principal under all our Notes.

Following the commencement of discussions with respect to the possible restructuring of our unsecured debt, on February 21, 2013, the trustees of the Series C-G and 1 notes requested the Court to appoint an expert to examine and opine on the contemplated plan for the restructuring of our unsecured debt, and on March 11, 2013 the Court appointed Mr. Roni Alroy, CPA (the “Expert”).

On March 19, 2013, we entered into a letter of undertaking (the “Letter of Undertaking”) with the trustees of our Series 1, C, D, E, F and G note holders that included a provision that until the end of the period of 14 days from the date on which we notify the trustees of our intention to terminate the Letter of Undertaking for any reason, we and the entities under our control (excluding PC), would not, inter alia, make any further payment to Note holders and financial creditors (except for payments to secured creditors that were due and payable in accordance with the terms thereof provided that the source of the funds used for the repayment of such secured debt was generated from the secured assets), enter into related party transactions, allocate dividends, dispose of any material asset, provide any guarantee and/or enter into any transaction not in the ordinary course of business, without providing the trustees a 14-day prior written notice and all relevant information. Our obligations under the Letter of Undertaking caused a failure to meet certain payment obligations under bank loan agreements to which we are a party. These defaults also triggered cross-defaults under the loan agreements of our subsidiaries, for which we serve as guarantor. The Letter of Undertaking remained in force until the nomination of our new board members on March 13, 2014.

Dispute with Bank Hapoalim

As of December 31, 2012, we failed to comply with certain financial covenants relating to our bank loans with Bank Hapoalim in the aggregate amount of NIS 290 million. On June 5, 2013, we announced that we had received a letter from Bank Hapoalim, demanding repayment within seven days of the outstanding balance of approximately $58.15 million (approximately NIS 213million) due primarily under the loans made by Bank Hapoalim to the Company (the "Loan"), without prejudicing its right under any other loan facility to which the Company is a party as a guarantor or otherwise. Bank Hapoalim stated that it was taking this action in light of the Company's alleged breaches under the Loan, including, inter alia, failure to make a timely payment to Bank Hapoalim on March 31, 2013 of approximately $14.5 million, failure to satisfy certain financial covenants under the Loan and adverse changes in the financial status of the Company. In addition, Bank Hapoalim stated that it had offset a deposit in the amount of approximately $7.9 million in Bank Hapoalim's accounts against the Loan. Bank Hapoalim has also notified the Company that should such repayment not be made within seven days, it will be entitled to take all actions necessary in order to protect its rights and collect the amounts due to it under the Loan, including by means of realizing its collaterals against the Company.

As a result of the above, and following the initiation of legal proceedings with the objective of preventing realization of the collaterals held by Bank Hapoalim and the adverse consequence that could arise as a result thereof, we reached a refinancing agreement with Bank Hapoalim which was consummated on February 20, 2014, for the restructuring of our secured loan from Bank Hapoalim pursuant to a refinancing agreement dated December 29, 2013. The outstanding principal balance of the Loan at the time was approximately $48 million (approximately NIS 168 million). Pursuant to the terms of the refinancing agreement with Bank Hapoalim, among other things, the maturity date was extended until February 20, 2017. The new loan under the Refinancing Agreement bears interest at the annual rate of LIBOR plus 3.8% (payable quarterly) plus 1.3% (accrued and payable upon maturity). At the consummation of the Refinancing Agreement, immediately following the closing of the Debt Restructuring, we issued to Bank Hapoalim 16,594,036 ordinary shares, representing approximately 3% of our share capital immediately following the effectiveness of the Debt Restructuring and the aforementioned issuance to the Unsecured Financial Creditors on a fully diluted basis. Bank Hapolim is required to return 8,423,368 shares to us if we prepay the loan by the end of May 2014.  Bank Hapoalim also received certain additional collaterals to secure the loan, which mainly includes the Company’s residual rights in its interest (equity and shareholder's loans) in two entities holding the right in the Radisson Blu Bucharest, Radison Blu Astrid and Park Inn hotels. The collaterals are subject to exception as detailed in the Refinancing Agreement

Dispute with Bank Leumi

On March 20, 2013, we received a letter from Bank Leumi B.M. ("Bank Leumi") demanding repayment within ten days of the outstanding balance of approximately $14.1 million (approximately NIS 53 million) due primarily under certain loans made by Bank Leumi to us pursuant to a refinancing agreement dated May 5, 2011. Bank Leumi stated that it was taking this action in light of our current financial situation and our having informed Bank Leumi that we would not be making the upcoming payment to it on March 29, 2013 of principal and interest due under the loans advanced by Bank Leumi. Bank Leumi also informed us that it had placed a freeze on certain accounts maintained by us in which we hold cash and trading securities in the amount of approximately NIS 13 million (approximately $3.5 million) with Bank Leumi ("Leumi Accounts") until the outstanding amounts are repaid. Bank Leumi also notified us that it had reserved all its rights in the event all outstanding amounts under the loans are not repaid within ten days, including offsetting any amounts in the Leumi Accounts against the outstanding amounts, while arguing, inter alia, that the Leumi Accounts were pledged in its favor on February 29, 2000 and April 18, 2000 and that those pledges are securing also the loans advanced pursuant to the May 4, 2011 refinancing agreement. Bank Leumi had also argued that it should be classified as a secured creditor, and as such, should be excluded from the Debt Restructuring. The Company disputed the validity of the aforementioned pledges over the Leumi Accounts and their application to the May 5, 2011 agreement, and classified the outstanding debt to Bank Leumi as unsecured and hence, to be included within the Debt Restructuring. As part of the approval of the Company's Debt Restructuring by the Court on January 1, 2014, the Court has ruled that this dispute should be resolved separately and the status of Bank Leumi and the application of the Debt Restructuring thereto, shall be determined according to the outcome of the proceedings for the resolution of the above dispute. As of the date of this Annual Report this dispute was not yet resolved. As for the shares and Series H Notes and Series I Notes issued in favor of Bank Leumi and the holding thereof in escrow until the resolution of the dispute, see below under “ - Consummation of the Debt Restructuring and Issuance of New Shares and Notes”.

Liquidation Proceedings

On April 4, 2013, the trustees of our Series B notes, which represented an outstanding balance of approximately NIS 16.5 million (approximately $4.4 million), submitted a motion to the Court to appoint a temporary liquidator and liquidate our company due to our suspending of making payments of principal and interest under the Notes. On April 14, 2013, we submitted a statement of defense with respect to the motion to appoint a temporary liquidator, and on May 7, 2013 the trustees submitted a request to withdraw the motion to appoint a temporary liquidator which was accepted by the Court. On July 3, 2013 the Court suspended the liquidation request, due to the debt restructuring proceedings. Following the consummation of the Debt Restructuring, the Court rejected the liquidation request of the trustees of the Company's Series B Notes.

The Debt Restructuring

Following the events described under the caption "Our Debt Restructuring" above, we pursued a plan to restructure our unsecured financial debt. On May 8, 2013, we filed a motion with the Court to convene meetings of our unsecured creditors and shareholders for the approval of the proposed restructuring of our unsecured financial debt pursuant to a plan of arrangement under Section 350 of the Israeli Companies Law (the "Original Debt Restructuring Plan"). The Original Debt Restructuring Plan was adjusted in response to the opinion of the Expert, discussions with the trustees of the noteholders and comprehensive negotiations with certain of our noteholders, as well as numerous legal proceedings. Eventually, on September 18, 2013 we announced that following negotiations with certain of our noteholders we had further adjusted our proposed plan of restructuring of our unsecured financial debt and had submitted to the Court a motion to approve the amended debt restructuring plan (the "Amended Restructuring Plan"). On October 10, 2013, we announced that that at meetings of the Company's unsecured financial creditors that took place on October 14, 2013 and October 18, 2013 (the "Meetings"), the Amended Restructuring Plan was approved by creditors representing approximately 97% of unsecured financial debt. On January 1, 2014, the Tel-Aviv Jaffa District Court issued a ruling approving the Amended Restructuring Plan that was filed with the court on September 18, 2013, providing for the restructuring of the Company’s unsecured financial debt (the “Debt Restructuring”).  The Debt Restructuring was consummated on February 20, 2014, pursuant to which our outstanding unsecured financial debt was cancelled in exchange for the issuance of Series H Notes, Series I Notes and ordinary shares, as described below under “ - Consummation of the Debt Restructuring and Issuance of New Shares and Notes”.  The Series H Notes and the Series I Notes are listed on the TASE, and the ordinary shares are listed on NASDAQ and the TASE.

Appeal to the Israeli Supreme Court

Following the approval of the Debt Restructuring by the Court (the “Court Ruling”), a holder of our Series B Notes which had previously filed with the Court a purported class action lawsuit against us on April 11, 2013 (the “Previous Action”), filed an appeal with the Israeli Supreme Court arguing that the Court erred in approving the Debt Restructuring, with specific reference to the exemption from personal civil liability that could potentially have been accorded to our officers and directors (other than Mr. Mordechai Zisser) and the rejection of the Previous Action. To date, the appeal is yet to be heard by the Supreme Court, and the Debt Restructuring was consummated as mentioned above. The hearing of the appeal is currently scheduled for February 2015.

Consummation of the Debt Restructuring and Issuance of New Shares and Notes

Our unsecured financial debt prior to effectiveness of the Debt Restructuring consisted of Series 1 and Series A to Series G notes in the aggregate principal amount of approximately NIS 2.6 billion (approximately $737 million) and approximately $12.8 million principal amount of unsecured bank debt held by Bank Leumi (following a setoff of $0.5 million made by Bank Leumi after the initiation of the Debt Restructuring proceedings). Pursuant to the terms of the Debt Restructuring, upon the effectiveness of the Debt Restructuring all of our unsecured financial debt was extinguished and exchanged for new shares and notes issued by us. In accordance with the terms of the Debt Restructuring, our unsecured financial creditors (including Bank Leumi) were issued 509,713,459 ordinary shares (together with the ordinary shares issued to Bank Hapoalim as detailed below, the “New Shares”), which represented 95% of our share capital upon the effectiveness of the Debt Restructuring on a fully diluted basis (except for certain options that were issued in the past to our officers and employees) and before the issuance of our ordinary shares to Bank Hapoalim (as detailed below). Following the issuance of the shares to Bank Hapoalim our unsecured financial creditors hold approximately 92% of the Company’s issued and outstanding share capital.

Prior to the consummation of the Debt Restructuring, Eastgate Property LLC ("Eastgate") held a warrant to purchase up to 3.3% of our fully diluted share capital (subject to certain exceptions) at the time of exercise of the Warrant, for no consideration, until March 31, 2014. Pursuant to an understanding between us and Eastgate, Eastgate exercised the Warrant for 1,924,215 ordinary shares immediately following the consummation of the Debt Restructuring, at which time the Warrant was terminated.

In addition, we issued two series of new notes in the aggregate principal amount of NIS 666 million (approximately $188.3 million), as follows: Series H Notes in the aggregate principal amount of NIS 448 million (approximately $126.7 million), repayable in a single payment on May 31, 2018, and Series I Notes in the aggregate principal amount of NIS 218 million (approximately $61.63 million), repayable in a single payment on November 30, 2019, (together, the “New Notes”). The New Notes bear interest at the rate of 6% per annum and are linked to the Israeli consumer price index (“CPI”).

Interest on the first series of New Notes is payable in cash on a semi-annual basis, while interest on the second series of New Notes is payable on the final maturity date.

In addition, the New Notes include mandatory prepayment provisions in the event we pay a cash dividend or make any other distribution within four and half years following February 20, 2014, such that we will be obligated to prepay an amount equal to the amount distributed by us (i) first, towards all unpaid amounts under the Series H Notes, and (ii) second, towards all unpaid amounts under the Series I Notes.

The New Notes will be secured by the following collaterals: (i) a first ranking floating charge in favor of the Series H Notes' Trustee and a second ranking floating charge in favor of the Series I Notes' Trustee over all our property and assets; (ii) a first ranking fixed pledge in favor of the Series H Notes' Trustee and a second ranking fixed pledge in favor of the Series I Notes' Trustee, over all our current-owned and future shares as well as all rights associated with such shares of Elscint Holding and Investments N.V. (“Elscint Holdings”) and of Elbit Ultrasounds  (Luxembourg) B.V./S.àr.l. (“EUL LUX”) and of the rights to any amount owed us by each of EUL LUX and Elscint Holdings (including under any and all shareholders loans advanced by us to the said companies, if any); (iii) a corporate guarantee by each of EUL LUX and Elscint Holdings in favor of the Trustees for the New Notes; and (iv) a negative pledge over each of EUL LUX and Elscint Holdings' respective assets. The pledges securing the New Notes are subject to customary and other exceptions, as set forth in the Series H and Series I Trust Deeds. In addition, at any time during the term of either series of the New Notes, we may create senior pledges in order to refinance our outstanding indebtedness to Bank Hapoalim.

The New Shares and the New Notes were allocated among the various unsecured financial creditors in proportion to the outstanding balance (principal, interest and CPI linkage) under each obligation as of the effective date of the Debt Restructuring. The New Shares are listed for trading on the Tel Aviv Stock Exchange and the NASDAQ Stock Market, whereas a registration statement on Form F-1 was filed with the Securities and Exchange Commission on March 12, 2014 with respect to the New Shares held by (i) shareholders that were issued at least 10% of our outstanding ordinary shares in the Debt Restructuring, (ii) Bank Hapoalim, and (iii) any other shareholder deemed to be our affiliate by virtue of their holdings. The New Notes are listed for trading on the Tel Aviv Stock Exchange at the effective date of the Debt Restructuring. Pursuant to the Debt Restructuring, we undertook to keep the registration statement in effect until the fifth anniversary of the closing date of the Debt Restructuring (namely, until February 19, 2019). The registration statement is not yet effective.

As  a result of the dispute with Bank Leumi described above, we issued to an escrow agent for the benefit of Bank Leumi approximately NIS 8.0 million (approximately $2.3 million) in principal amount of our Series H Notes, approximately NIS 3.9 million (approximately $1.1 million) in principal amount of our Series I Notes, and 9,090,122 ordinary shares. The New Shares and the New Notes which were placed in escrow will be released to Bank Leumi or to our benefit in accordance with the decision of the Court in this matter or any agreement between us and Bank Leumi in this respect, as applicable.

Amendments to our Articles of Association and Memorandum of Association

Pursuant to the terms of the Debt Restructuring, we amended each of our Articles of Association and Memorandum of Association.  The material terms of such amendments include the following:

Change in the Number of Authorized Directors

We amended our Articles of Association to provide that the number of directors will not be greater than seven, in addition to two external directors (or such number of external directors required by law).

Election of Directors

We amended our Articles of Association to provide that our board of directors will be elected by holders of a simple majority of the outstanding Shares, provided however that the board of directors will be authorized to appoint directors to the extent the board is comprised of less than the maximum number of directors.

Increase the Number of Authorized Shares and Eliminate the Par Value of our Shares

We amended each of our Articles of Association and Memorandum of Association to change our authorized share capital from NIS 50,000,000 divided into authorized Shares par value NIS 1.00 per Share, to 700,000,000 authorized Shares of no par value. In addition, we cancelled all of our outstanding treasury shares.

Special Tender Offer; Special Approval for New Fields of Business

We amended our Articles of Association such that it includes each of the following Articles:

61.          Special Tender Offer

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

62.           Special Approval for New Fields of Business

Notwithstanding Article 32(b) above, a decision by the Company to engage in a new field of business which is material to the Company, in which neither the Company nor any of its subsidiaries is engaged and which new field of business is not complementary to the business of the Company or its subsidiaries, shall require the unanimous approval of all of the members of the Company's board of directors present and lawfully entitled to vote at the relevant meeting.”

Board of Directors

On March 13, 2014, a shareholders meeting was convened to elect new members to our board of directors (the “Board”). Upon such meeting, seven new members were elected to the Board, replacing all non-external directors.

Additional Provisions to the Debt Restructuring

Upon the effectiveness of the Debt Restructuring, we, our office holders, the Noteholders and the other unsecured financial creditors, the trustees for the Noteholders and shareholders and their respective affiliates and representatives were released from any and all claims the grounds of which preceded the effectiveness of the Debt Restructuring, including all claims related to the Notes and the management of our company and all companies under our control, other than claims related to acts or omissions that were criminal, willful or fraudulent. Accordingly, the Previous Action (as defined above) should be dismissed. Mr. Zisser was not included in the release from potential liability and claims provided to our other officers and directors, without derogating from any right, including his existing rights of indemnification and insurance coverage, except for the Previous Action.

Appointment of Receiver on Europe-Israel by Bank Hapoalim

In July 2013, Europe-Israel and Mr. Mordechay Zisser, notified us that the Court has appointed a receiver (the "Receiver"), inter alia, with regards to the ordinary shares of the Company held by Europe Israel securing Europe Israel's undertakings under its loan agreement with Bank Hapoalim.  As a result of and upon the realization of the collateral over the shares by the Receiver in the framework of the aforementioned foreclosure proceedings with Bank Hapoalim, Mr. Zisser has ceased to be our ultimate controlling shareholder. Europe Israel and Mr. Zisser have also notified us that they have appealed the Court's judgment and the Supreme Court had issued a stay order with respect to the foreclosure proceedings. In March 2014 the appeal and stay order were dismissed.

It should be noted that upon the consummation of the Debt Restructuring, in which approximately 528 million shares were issued, Europe Israel’s holdings in the Company has been diluted to approximately 2% of our issued and outstanding share capital.

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

During 2012, we completed a transaction to sell all of our investments in commercial centers in the United States. In addition, as discussed below in 2012 we lost control over InSightec. Accordingly, both of these operations are presented in these financial statements as discontinued operations. It should be noted that the Company may pursue additional investments in the retail and commercial real estate sectors.

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

As of the date of this annual report, our commercial and entertainment segment of operations includes a total of seven operating projects and six projects which are designated to be developed by PC in the coming years and are in various stages of planning, development and construction. In addition, we have eleven projects which are not designated to be developed by us in the foreseeable future. Our projects are located in Bulgaria, the Czech Republic, Greece, Hungary, India, Latvia, Poland, Romania and Serbia.

In November 2013, PC reached an agreement to sell Koregaon Park Plaza commercial and entertainment center in India, subject to the fulfillment of certain closing conditions. As of the date of this filling such condition has not yet been fulfilled.

Business Concept and Strategy

Our main focus in this field of operations is development and construction of new commercial and entertainment centers and redeveloping existing centers, where there is significant redevelopment potential, in both capital cities and important regional centers and the subsequent sale of such centers.

Our commercial and entertainment centers vary in size and may range between 8,000 square meters and 66,000 square meters gross lettable area (“GLA”), but we may develop larger commercial and entertainment centers if our development criteria are met. We develop commercial and entertainment centers whose size, tenant mix and design are dictated by market demand, and that take into account particular factors such as the size of the population in the area (generally a minimum of 50,000 people), the socio-economic status of the population, any competing shopping and entertainment centers in the locality, local retail demand (whether for fashion, grocery, local convenience stores or entertainment) and the location of the site (whether city center or suburban).

Our centers are principally comprised of two elements: commercial and entertainment.

The commercial element is comprised of large retail anchor tenants (such as C&A, H&M, TK Maxx, Toys R’ Us, Match, New Yorker, Peek & Cloppenburg, Tesco and the Inditex brands). These anchor tenants form the basis of the shopping areas around which smaller boutiques, international brands (such as House, Aldo, Hugo Boss, Esprit, Mango, Reserved and Sephora) and local retailers create a carefully balanced tenant mix to meet local demand. Leases with anchor tenants generally run for a term of ten to fifteen years, with an option to extend. Leases with semi-anchor tenants are usually for a term of five to ten years, while standard units are usually leased for three to five years.

The entertainment facilities typically include a multiplex cinema complex of between four and 12 theater screens, depending on the size of the center, and, where appropriate, an IMAX auditorium. Each entertainment area also includes a food court offering a wide range of food outlets, coffee shops and restaurants.

Our business concept and strategy for our commercial and entertainment centers include the following elements:

Development: develop modern western-style commercial and entertainment centers and mixed-use developments in the capital and regional cities of selected countries, primarily in CEE and India, focusing in the medium-term on Poland, Serbia and Romania.

Acquisitions: acquire operating shopping centers that show significant redevelopment potential (either as individual assets or as portfolios) for refurbishment and subsequent re-sale.

Although the above criteria relate to the selection of target countries and potential development sites, we also apply these criteria to existing shopping centers which we identify as having redevelopment potential, either for the expansion of an existing project, or, where it becomes no longer possible or feasible to develop a commercial and entertainment center in the site, consider developing the site for alternative uses, such as office or residential use. However, due to the Debt Restructuring and adverse financial conditions of PC, and due to the existing backlog of undeveloped plots, PC is not actively seeking any significant acquisitions of new plots or operating commercial centers.

Pre-sale: Where prevailing market and economic conditions are favorable, we may pre-sell the centers prior to, or after, commencement of construction or redevelopment.

In light of market conditions at the time, in the second half of 2008 PC took the strategic decision to scale back on starting new projects and to focus on projects with available external financing and strong tenant demand. PC currently plans to progress in a selected number of projects, which are: (i) Casa Radio (Phase 1) in Romania; (ii) Timisoara in Romania; (iii) Lodz Mall in Poland; (iv) Belgrade Plaza (MUP) in Serbia; (v) Belgrade Plaza (Visnjicka) in Serbia; and (vi) Cina in Romania. All of PC’s other projects are not designated to be developed in the foreseeable future. PC intends to either sell these plots without further development or to hold them until market conditions in the CEE improve.

PC monitors regularly whether according to market yields at the relevant time it is favorable to hold and operate centers or to sell upon completion. While yields are high, PC believes that it has the management skills to operate the assets, as done in the past, until the next low yields cycle. Currently, PC operates and manages its seven active commercial and entertainment centers, attempting to stabilize them prior to selling them, as it believes that investors are seeking to invest in assets with a track record and above to 90% occupancy. However, following the completion of PC's restructuring plan, PC  will still need to serve its interest expenses, general and administrative expenses and equity investments in the projects designated for development. Therefore the timing of the sale of our operating commercial centers depends also on PC's cash flow needs.

Our projects in the commercial and entertainment centers business are divided into three principal project categories: (i) operating and active projects; (ii) commercial and entertainment centers under development; and (iii) plots held for future development. Set forth below is information with respect to the projects in each category.

Operating and Active Projects

Riga Plaza - Riga, Latvia

In March 2009, PC opened the Riga Plaza in Latvia. This commercial and entertainment center is located on the west bank of the Daugava River, and is comprised of a two-floor commercial and entertainment center with a GLA of approximately 49,000 square meters and over 1,500 parking spaces. It houses over 140 stores, anchored by a supermarket on the ground floor, an eight-screen multiplex cinema and a 2,000 square meter bowling and entertainment area.

This project is held by PC and an unrelated third party in equal parts through a special purpose company. The agreement between the parties provides for a buy-out mechanism in the event of certain deadlocks and for certain limitations on the sale of each party’s holdings in such company, including a right of first offer and a tag along right to all of each party’s shares.

Liberec Plaza – Liberec, Czech Republic

In March 2009, PC opened the Liberec Plaza, in the center of Liberec, a city in the north of the Czech Republic. This commercial and entertainment center has a GLA of approximately 17,000 square meters and includes an anchor supermarket, fashion retailers, a squash and sports center, a Dino Park, a food court and restaurants. The center also includes a residential area of 514 square meters (five apartments) and 1,100 square meters of office space. This center is 100% owned by PC.

Zgorzelec Plaza - Zgorzelec, Poland

In March 2010, PC opened the Zgorzelec Plaza in Zgorzelec, Poland, a town in south-western Poland. This commercial and entertainment center has a GLA of approximately 13,000 square meters.  It houses over 60 stores, anchored by a supermarket, a cinema and brand name fashion retailers and has 300 parking spaces. This center is 100% owned by PC.

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

Torun Plaza – Torun, Poland

In November 2011, PC opened the Torun Plaza in Torun, Poland, an 800-year old city of 200,000 inhabitants located in the north-west of Poland. This commercial and entertainment center comprises 40,000 square meters of gross lettable area spread over two floors with approximately 1,100 parking spaces. The center includes a multi screen cinema, fantasy park entertainment center as well as over 120 shops with international and local brands. This center is 100% owned by PC.

Kragujevac Plaza - Kragujevac, Serbia

In March 2012, PC opened the Kragujevac Plaza in Kragujevac, Serbia, the fourth largest city in Serbia and the capital of the Sumadjia Region in central Serbia. This commercial and entertainment center comprises 22,000 square meters of gross lettable area spread over two floors with approximately 700 parking spaces. The center contains the only cinema and bowling facilities in the area, as well as over 95 shops with international and local brands. This center is 100% owned by PC.

Koregaon Park Plaza – Pune, India

In 2007 PC purchased a plot of land of approximately six acres (24,000 square meters) in Koregaon Park, an upmarket area of Pune, Maharashta State, India. The commercial and entertainment center, which comprises a 41,000m2 GLA, was completed and opened to the public on March 2, 2012. It is our first completed project in India.

In June 2012, a fire event occurred at the center (due to a tenant’s faulty electrical equipment), which required a temporary close-down. The center’s safety and evacuation procedures were implemented quickly and efficiently and no injuries occurred in the incident. Although roughly two-thirds of the center’s rentable area was reopened in August 2012, the remainder of the center required extensive renovation and these works were completed in the second quarter of 2013. In June 2013 PC collected INR 529 million $ 9 million) refund from the insurance company in connection with the damage that occurred in the fire, which covered all the renovation costs.

In November 2013 PC reached an agreement to sell Koregaon Park Plaza, subject to the fulfillment of certain closing conditions. After the repayment of the bank loan, PC is expected to receive $ 25.5 million before transaction and tax costs, out of which $3.2 million were received in 2013 and the rest will be collected in several installments during 2014-2016. As of the date of this filling such conditions were not fulfilled.

Projects Proposed for Development

The following projects have been proposed by the board of directors of PC:

Name of Project	Location	Type	Title	PC Share %1	Approx. Land Area (m2)	Approx. Gross Lettable Area (m2)	Estimated Completion	Status
Lodz Plaza	Lodz, Poland	Commercial and Entertainment Center	Perpetual Usufruct	100	50,000	35,000	2016/7	Planning and development stage
Timisoara Plaza	Timisoara, Romania	Commercial and Entertainment Center	Ownership	100	32,000	38,000	2016	Planning and development stage
Belgrade Plaza (Visnjicka)	Belgrade, Serbia	Commercial and Entertainment Center	Land use rights	100	31,000	32,000	2015/6	Planning and development stage
Casa Radio	Bucharest, Romania	Mixed Use	Leasing for 49 years	753	97,000	555,0002, 4	2017 (first phase)	Planning and development stage
Cina	Bucharest, Romania	Mixed Use	Leasing for 49 years	100	3,395	4,786	2015/6	Planning and development stage
Belgrade Plaza (MUP)	Belgrade, Serbia	Mixed Use	Ownership	100	9,000	63,000 2	2017	Planning and development stage
__________________________
1	Directly or indirectly.
2	Gross building area (“GBA”).
3
Other investors in the project include the Government of Romania, which will procure that the project company is granted the necessary development and exploitation rights in relation to the site for a 49-year period in consideration for a 15% interest in the project and an additional developer which holds 10%.

4
The project will consist of a complex with a planned GBA of approximately 555,000 square meters (including parking), and will include a commercial and entertainment center of approximately GLA of 76,000 square meters, with a hypermarket of approximately 11,000 square meters, hotel complex with conference center and 300 rooms, an apartment hotel with 150 apartments, a ferris wheel and 148,000 square meters of offices.

Total additional estimated costs of construction, required for completion of the above 6 projects designated for development and the percentage of pre-leased areas are presented in the following table:

Country	Estimated cost of completion	Percentage Pre-leased *
Poland	ˆ50.5 million (approximately $69.5.million)	-
Romania1	ˆ186.9 million (approximately $257.4 million)	-
Serbia	ˆ136.2 million (approximately $187.5 million)	-

1  In respect of Casa Radio, the cost represents Phase 1 of the project.

Projects (plots) not designated for future development

Name of Project	Location	Type	Title	PC Share %1	Approx. Land Area (m2)	Approx. Gross Lettable Area (m2)	Estimated Completion
Csiki Plaza	Miercurea Ciuc, Romania	Commercial and Entertainment Center	Ownership	100	36,500	14,000	-
Kielce Plaza	Kielce, Poland	Commercial and Entertainment Center	Perpetual Usufruct	100	30,000	33,000	-
Leszno Plaza	Leszno, Poland	Commercial and Entertainment Center	Perpetual Usufruct	100	18,000	16,000	-
Shumen Plaza	Shumen, Bulgaria	Commercial and Entertainment Center	Ownership	100	26,000	20,000	-
Slatina Plaza	Slatina, Romania	Commercial and Entertainment Center	Ownership	100	24,000	17,000	-
Constanta Plaza	Constanta, Romania	Commercial and Entertainment Center	Ownership	100	26,500	18,000	-
Hunedoara Plaza	Hunedoara, Romania	Commercial and Entertainment Center	Ownership	100	41,000	14,000	-
Targu Mures Plaza	Targu Mures, Romania	Commercial and Entertainment Center	Ownership	100	31,500	10,000	-
Pireas Helios Plaza	Athens, Greece	Commercial and Entertainment Center	Ownership	100	15,000	26,000	-
Iasi Plaza	Iasi, Romania	Mixed Use	Ownership	100	46,500	58,000	-
Arena Extension	Budapest, Hungary	Offices	Land use rights	100	22,000	40,000	-

Hotels

General

The goal of our hotel business is to develop or acquire, hold and operate, generally via management companies, deluxe hotel properties, that are conveniently located near major transportation stations which provide the business and vacation traveler with upscale quality accommodation.

In addition to our operational hotels, we develop hotels within our mixed-use projects (both commercial and residential) and furthermore, hold interests in certain plots and properties intended to be developed or refurbished into hotels, see "Hotels under development or renovation" below.

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

Management: Our hotels focus on strategic cooperation and affiliation with Rezidor who has with the know-how and expertise in hotel management, which enables optimal use of a centralized reservation system, and which provides the advantage of a unified management system that promotes the efficiency of the operation and control of our hotels.

Strategy: Our strategy for our hotel business is to increase the performance of our hotels' portfolio and to examine the development of new hotels subject to market condition. The duration of our holding and managing of our hotel portfolio varies and is dependent upon business cycles, economic conditions, property yields, and trends affecting the hotel industry or capital market opportunities.

Operating Hotels

The table below provides information with regard to our operating hotels:

Name and Rate of Hotel	Title	Our Share As of December 31, 2012	Approximate Constructed Area (square feet)	Total Rooms and description	Average Occupancy Rates During 2013 (%)	Additional information
Radisson Blu Astrid Antwerp Antwerp, Belgium Four Star Deluxe	Freehold	100%	223,000	247 rooms including business class suites & 19 new luxury apartments	78%	Includes an oceanarium attraction, 18 conference rooms, a bar, a restaurant and a fully equipped health club with a pool
Radisson Blu Bucharest Bucharest, Romania Five Star Hotel and ApartHotel (formerly Centerville)	Freehold	77%	900,000	424 rooms suites, executive suites and one exclusive royal suite and 294 apartments in a level of 4 and 5 stars	71%	The complex of both hotels includes several restaurants, a spa and a world class health academy, casino, shopping area and supermarket services
Park Inn Antwerp, Belgium Three star boutique	Freehold	100%	32,250	59 rooms going from standard to junior suite with terrace	85%	Includes a restaurant, a lounge and a fitness room

The average room rate for 2013 for our Radisson hotel in Belgium was ˆ119 (approximately $164.0); for our Park Inn hotel in Belgium was ˆ93 (approximately $128.0); and for our hotel complex in Romania was ˆ85(approximately $117).

In 2013 revenue per available room for our hotels in Belgium and Romania was ˆ90 (approximately $124) and ˆ61 (approximately $84), respectively.

Recent Disposition of Hotels

In March 2012, we entered into a share purchase agreement with PPHE Hotel Group Limited (“PPHE,” formerly known as Park Plaza Hotels Limited) for the sale of our holdings in certain subsidiaries which own a 50% interest in the following hotels in the Netherlands: the Park Plaza Victoria Amsterdam Hotel, the Park Plaza Utrecht Hotel, the Arthotel Amsterdam and the Park Plaza Airport Hotel. These hotels were jointly owned by us and PPHE and were managed by PPHE. The transaction reflected an asset value of ˆ169 million  for all four hotels. The total net consideration payable to us was ˆ26.5 million. In addition, approximately ˆ58 million of our subsidiaries’ share (50%) of banks loans was assumed by PPHE by virtue of the purchase of those subsidiaries and were eliminated from our consolidated balance sheet. The consideration was paid to us as follows: (i) ˆ23 million  in cash; (ii) 700,000 ordinary shares of PPHE, with a market price of approximately ˆ2.0 million, based on the quotation of such shares’ price on the London Stock Exchange as of March 30, 2012; and (iii) an additional payment in the aggregate amount of up ˆ1.5 million that shall be made on the fourth anniversary of the date of transfer and shall be subject to certain adjustments, based on the PPHE shares’ market price, as set forth in the agreement.

Hotels under Development or Renovation

Plot in Tiberius, Israel

In July 2007 we entered into an agreement with the Israel Land Administration, according to which we leased a plot of approximately 44,600 square meters near Tiberius, Israel for a term of 49 years (through 2056) with an option to extend the lease term for an additional 49 years. The total consideration paid amounted to NIS 30.6 million. Under the agreement, we undertook to complete the construction work of the hotel within a period not exceeding 36 months (July 2010). During 2010 we received an extension of an additional three years until July 2013 to complete the construction of the hotel. As of the date of this Annual Report, we believe that further extension will be obtained. Also under the agreement, we provided the Israel Land Administration with two bank guarantees in the aggregate amount of NIS 14 million (in order to secure our undertakings under the lease agreement). The agreement may be terminated upon a breach of its terms.

Pursuant to our policy with respect to projects under construction, the development and construction work on this project will not commence until satisfactory financing to fund the construction and development is obtained, whether through bank loans, by receiving advance payments on units sold or by introducing new investment partners to participate in the project.

Medical Companies

On November 24, 2010, we restructured our holdings in the medical companies InSightec and Gamida, under Elbit Medical Technologies Ltd. (formerly Enter Holdings 1 Ltd.), an Israeli company traded on the TASE ("Elbit Medical"). As of the date of this annual report, we hold 85% of Elbit Medical's share capital (on a fully diluted basis).

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

On March 9, 2010, we entered into a credit facility with InSightec, pursuant to which we provided InSightec with a credit line up to an aggregate amount of NIS 58.9 million. In July 2012, the credit facility was assigned to Elbit Medical in consideration of a loan from us to Elbit Medical in an amount of NIS 62 million (approximately $17.8 million), linked to the U.S. dollar exchange rate and bearing interest at an annual rate of 6.0%. The maturity date of the loan is October 1, 2016, with the option to prepay at any time at the sole discretion of Elbit medical, and subject to approval of Elbit Medical's Audit Committee. As of the date of this annual report the outstanding balance of the loan, including accumulated interest, was $19.4 million.

InSightec

We indirectly hold, through Elbit Medical, approximately 48.7% of the outstanding share capital (41.9% on a fully diluted basis) of InSightec, a company that operates in the image guided treatment field.

On March 25, 2014, InSightec notified Elbit Medical that its Board of Directors has approved the terms of a non-binding draft term sheet with an investor which is not a current shareholder of InSightec (the “Investor”), pursuant to which the Investor shall purchase InSightec share capital. The proposed investment shall be based on a company valuation which is significantly higher than the company valuation set on the previous round of capital investment in InSightec.

On April 6, 2014, InSightec notified Elbit Medical that the aforementioned non-binding term sheet was entered between the parties. To date, no definitive agreement has been signed, the investment amount is yet to be finalized, and there is no certainty that the negotiation of such non-binding term sheet will lead to the conclusion of a definitive agreement or that a transaction will be completed. The execution of a definitive agreement is subject to certain conditions precedent, including but not limited to, the approval of the authorized corporate organs of each of Elbit Medical, other shareholders of InSightec and the Investor.

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

On December 6, 2012, InSightec completed its issuance of Series C preferred shares for an aggregate amount of $30.9 million, which included $27.6 million invested by GE and $3.9 million invested by other investors. According to the terms of the transaction, GE and we converted all the existing shareholders loans that had been granted to InSightec into InSightec's series B-1 preferred shares in accordance with the terms of those loans. The transaction reflected a post-money valuation of InSightec of approximately $105.9 million (or pre-money valuation of $75 million and following the conversion of the loans as described above). As part of the transaction GE and InSightec entered into a Technology, Co-Operation and Distribution Agreement, which regulates the commercial relationship between the parties, including, amongst other things, with respect to product exclusivity, cooperation with respect to the development and sale of the parties' complementary products, distribution, marketing and sales, intellectual property rights and licenses, sale terms and conditions, and similar items. Under the Technology, Co-Operation and Distribution Agreement, InSightec is prohibited from developing systems that would be compatible with MRI systems manufactured by companies other than GE for a defined time period. After completion of the transaction we no longer have the right to appoint the majority of InSightec's board members and therefore we ceased to consolidate InSightec's financial statements, and our investment in InSightec is presented based on the equity method.

Certain decisions of InSightec are required to be approved by a vote of the holders of at least 70% of the Series B Preferred Shares, Series B-1 Preferred Shares and Series C Preferred Shares of InSightec voting together as a single class, such as the issuance of shares ranking equal or senior to the existing preferred shares, amending InSightec's Articles of Association, the sale of all or substantially all of InSightec's assets and/or intellectual property, and effecting an initial public offering of InSightec's shares subject to certain limitations and terms and conditions. certain decisions as to matters affecting a class of the Preferred Shares are required to be approved by a vote of holders of at least 80% (70%, in the case of the Series C Preferred Shares) of the applicable class, such as an increase or decrease in the authorized shares of such class (regardless of whether all the shares of such class authorized at such time have been issued) or an amendment of any of the rights or privileges of such class.

Business description

InSightec develops and markets the ExAblate, the first FDA-approved system for magnetic resonance imaging guided focused ultrasound treatment equipment ("MRgFUS"). InSightec’s objective is to transform the surgical environment for the treatment of a limited number of forms of benign and malignant tumors by replacing invasive and minimally invasive surgical procedures with an incision-less surgical treatment solution. The system is designed to deliver safe and effective non-invasive treatments while reducing the risk of disease, potential complications, as well as the direct and indirect costs associated with surgery. In October 2004, InSightec received FDA approval to market the ExAblate in the United States for the treatment of uterine fibroids, a type of benign tumor of the uterus. Prior to that, in October 2002, InSightec received authorization to affix the CE marking (marketing approval in the EEA) to the ExAblate, enabling it to market the system for the treatment of uterine fibroids in the European Economic Area and certain Asian countries. InSightec also has regulatory approval to market the ExAblate for the treatment of uterine fibroids in Canada, Russia, Brazil, Mexico, Korea, Taiwan, Australia, New Zealand Singapore Japan and China, as well as for the treatment of breast cancer in Korea. In May 2007, InSightec also received CE marking for the pain palliation of bone metastases. In February 2013, the Clalit healthcare fund agreed to cover treatments executed at Sheba Medical Center using ExAblate technology to treat uterine fibroids.. In October 2012 the U.S. FDA approved ExAblate to treat pain from bone metastases in patients who do not respond or cannot undergo radiation treatment for their pain. In December 3, 2012, ExAblate Neuro (known as ExAblate 4000), was awarded the European CE mark for the treatment of neurological disorders in the brain including essential tremor, Parkinson’s disease and neuropathic pain. In October 2013 the Israeli Ministry of Health approved ExAblate Neuro for the treatment of neurological movement disorders including Essential Tremor and tremor-dominant Parkinson’s disease.

In July 2013 ExAblate systems also received an extended European CE Mark for the local treatment of cancerous and benign primary and secondary bone tumors. In June 2013 InSightec received expended CE approval for local treatment of bone tumors. In July 2013, InSightec received the approval of the China Food and Drug Administration (CFDA) for non invasive treatment of uterine fibroids. In August 2013 InSightec received the approval of the Health Canada Administration for the treatment of uterine fibroids and treatment for pain result from bone tumors. In October 2014 InSightec received the approval of the Israeli Ministry of Health to register in the medical devices register for treatment of movement disorder resulting from neuro diseases.

ExAblate is currently the only non-invasive treatment for uterine fibroids approved for use in Japan. InSightec is also in various stages of development and clinical research for the application of its MRgFUS technology to the treatment of other types of benign and malignant tumors. These additional applications are being developed to take advantage of the modular design of the ExAblate, which enables it to function as a common platform for multiple MRgFUS-based surgical applications. Currently, InSightec has an installed base of more than 100 units in academic hospitals, community hospitals, MRI clinics and physician-formed joint ventures. Currently, the ExAblate is operable only with certain MRI systems manufactured by GE.

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

In January 2012 a team at the University of Virginia Medical Center completed a feasibility study testing the use of ExAblate Neuro for the treatment of essential tremor in fifteen adult patients. The results show significant tremor suppression at the three-month follow up period and a very positive safety profile. This supported additional phase-I studies performed in Canada, Korea and Japan all of which were completed in early 2013. This accumulated data has led to a phase-III study for essential tremor under FDA approval that includes eight sites globally. This study commenced in 2013 and is expected to continue until 2015.

The ExAblate is also being evaluated in additional feasibility studies for Parkinson’s Disease in Korea and the United States. These studies commenced in 2013 and are expected to continue until 2015.

In March 4, 2014, focused ultrasound was successfully used for the first time in the treatment of a brain tumor.  The patient had a recurrent glioma, a portion of which was thermally ablated using InSightec's Exablate Neuro system. The treatment was conducted at the FUS Center of University Children's Hospital Zurich.

Distribution and Marketing

InSightec's main distribution channel is through GE, as a non-exclusive distributor. In addition, InSightec distributes and markets its products directly and through the entering into distribution agreements with third parties. Distribution agreements are generally for a term of between one and five years, with an option to extend the agreement based on the performance of the distributor.

InSightec has contracted with several non-exclusive distributors in Europe and Asia who market and sell its systems.

Business Concept and Strategy

InSightec’s strategic objective is to continue to expand its approved applications, as well as the product development efforts and clinical studies for additional applications. If the results of its clinical studies are positive, InSightec intends to pursue regulatory approval in the United States and other targeted jurisdictions to market the ExAblate for these additional treatment applications.

In addition, InSightec aims to become the market leader in MRgFUS systems and to achieve a significant improvement in the quality and efficacy of the treatment while demonstrating cost effectiveness. To that effect, InSightec is developing the ExAblate® Neuro, a unique system targeted at non-invasive treatment of brain tumors and central nervous system targets. InSightec is contemplating entering into a strategic cooperation with partners in the relevant markets. In addition, InSightec aims to raise additional funds from its shareholders or new investors. InSightec aims to develop a new surgical method that would enable non-invasive treatment in several clinical applications. In addition, Insightec is examining the use of MRgFUS as an additional instrument in the radiation oncology unit. In addition, InSightec aims to expand the marketing of the ExAblate to additional countries, such as the United States, Europe, Asia and Ukraine.  InSightec also aims to develop further applications to its existing systems, such that each purchased system will be used to treat a variety of diseases.

Gamida Cell Ltd.

We indirectly hold, through Elbit Medical, approximately 31% of the outstanding share capital (29.1% on a fully diluted basis) of Gamida. Other shareholders of Gamida include Clal Biotechnology Industries, Israel Healthcare Venture, Teva Pharmaceuticals, Amgen, Denali Ventures and Auriga Ventures.

In May 2012 Gamida finalized an internal investment round of $10.0 million by its existing shareholders. We invested $3.0 in order to preserve our ownership percentage in Gamida.

In January 2014 Gamida finalized an additional internal investment round of $2.9 million by its existing shareholders. We invested $1.0 million in order to preserve our ownership percentage in Gamida.

On March 7, 2014, Gamida received a non-binding proposal contemplating its purchase by a global pharmaceutical company (the “Purchaser”). The proposed consideration for such purchase is expected to include a payment of a significant amount upon closing, as well as certain milestone-based payments (contingent upon development, regulatory approvals or sales related to Gamida’s product), with such proposed consideration expected to amount to up to several hundred million dollars. No definitive agreement has been signed to date and there is no certainty that the negotiation of such non-binding proposal will lead to the conclusion of a definitive agreement or that a transaction will be completed. The execution of a definitive agreement is subject to certain conditions precedent, including but not limited to, the approval of the authorized corporate organs of each of Gamida, Elbit Medical, other shareholders of Gamida and the Purchaser.

Gamida’s leading product, NiCord®, is in clinical development (Phase I/II) for potential use as a hematopoietic (blood) stem cell (HSC) transplantation product in patients with hematological malignancies (blood cancer) such as leukemia and lymphoma, and serious genetic blood diseases such as sickle cell disease (SCD) and thalassemia. HSC transplantation from bone marrow (also called bone marrow transplantation) is currently the standard of care treatment for many of these patients, but we believe there is a significant unmet need for patients who cannot find a fully matched bone marrow donor. NiCord is derived from a unit of umbilical cord blood whose HSC have been expanded in culture using our NAM platform technology. Clinical results obtained to date suggest that NiCord may effectively address this unmet need.

On February 14, 2013 Gamida announced successful results of Nicord’s Phase I/II study for treating patients with hematological malignancies. An additional Phase I/II clinical study with respect to patients suffering of SCD is ongoing. On September 9, 2013 Gamida announced the successful transplantation of the first patient in Gamida's Phase I/II study of NiCord using a single unit of cord blood. Additional indications and products are in development for cancer, hematological diseases, autoimmune diseases and regenerative medicine.

Another Gamida product, - StemEx®, which was developed through the joint venture between Gamida and Teva Pharmaceutical Industries Ltd. (the “Joint Venture”), completed its phase II/III clinical study in hematological malignancies . A Phase II/III study of StemEx® compared the use of StemEx as part of a transplantation regimen to a historical control group in the treatment of patients with blood cancer, such as leukemia and lymphoma. The study reached its primary endpoint of improving overall survival at 100 days post transplantation. On August 19, 2012, the Joint Venture met with the FDA, for the purpose of discussing the regulatory path to approval of StemEx® in the U.S. In July 2013, the FDA advised Gamida that Gamida would need to conduct a randomized Phase III clinical trial in order to apply for marketing approval. In light of these discussions, Gamida understood that the control group of the Phase III Clinical Trial that was carried out should be modified. Under these circumstances, the Special Protocol Assessment, as originally formulated, shall not constitute as binding. Consequently, the probability of achieving revenue from the sale of the StemEx was reduced due to the significant additional investment that will be required and the possibility that Gamida will not enter into a strategic partnership for commercialization of StemEx®.

Residential Projects

Under our residential sector we initiate, construct and sell residential units and other mixed-use real estate projects predominantly residential, located in CEE and in India.

Joint Venture with PC to Develop Residential Projects in India

 In August 2008 we entered into a joint venture agreement with PC for the development of major mixed-use projects in India (except for projects which are only or mainly commercial and entertainment centers, which will be developed only by PC and are excluded from the framework of this joint venture) (the "EPI Agreement"). Under the terms of the EPI Agreement, amongst other things PC was allotted 47.5% of the shares of our subsidiary Elbit Plaza India Real Estate Holdings Limited (“EPI”). EPI is developing two mixed-use projects (the Bangalore and the Chennai projects) in India in conjunction with local Indian partners and has engaged with certain third parties with the intent to develop an additional project on the Kochi Island.  As of the date of the execution of the EPI Agreement through the date of this annual report, the Kochi Island project was held through a special purchase vehicle other than EPI. We agreed that 50% of our rights in the Kochi Island project will be held in favor of PC, and we undertook and guaranteed to transfer the holdings in the Kochi project to EPI or 50% to PC within 12 months following the execution of the EPI Agreement, or alternatively to repay the consideration paid by PC for the rights in the project. This undertaking and guarantee have since been extended until August 25, 2013. On November 11, 2013, PC notified us of its demand that we repay the amount paid by PC for the Kochi Island project together with the interest accumulated thereupon, amounting to approximately ˆ4.3 million (US$ 5.8 million) due to alleged failure to timely meet certain conditions set forth in the EPI Agreement. On November 24, 2013 we rejected PC's claims of such failure and demand for repayment.

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

The EPI Agreement cancelled and replaced a previous sourcing agreement between the parties from October 2006, under which we undertook to offer PC potential real estate development sites sourced by us in India, suitable for commercial and entertainment center development projects as well as mixed-use projects (the “Sourcing Agreement”). The EPI Agreement provides that if it will be terminated before October 2021, the parties shall enter into the Sourcing Agreement again for the period commencing as of the termination of the EPI Agreement until October 2012.

Residential Projects

As at the date of this Annual Report, our Residential Project segment of operations includes one project which is designated for development and 8 projects which are not designated for development in the foreseeable future. Our projects are located in Poland, Romania and India.

Project Proposed For Development

The following projects have been proposed by the board of directors of PC:

Name of Project	Location	Title	Share %	Approximate Land Area (square meters)	Approximate Gross Built Area (square meters)	Estimated Project Phase Completion
Chennai	Chennai, Tamil Nadu State, India	Ownership	801, 2	340,000 (of which rights to 302,400 obtained so far)	210,0003 (for sale)	2015-2018

1	For information regarding the EPI Agreement, a joint venture agreement signed with PC in respect to our India operations, see “ - joint venture with PC to Develop Mixed-Use Projects in India” above.
2
For information regarding the rights of Mr. Abraham (Rami) Goren, our former Executive Vice Chairman of the board of directors, in the projects, see "Item 6.B. Directors, Senior Management and Employees - Compensation of Directors and Officers - Agreements with our Former Executive Vice Chairman."

3 As EPI is currently operating to secure a joint development agreement with local developer(s) for the development of the project land, this approximate GBA reflects the currently negotiated transaction. Correspondingly, this figure is comprised of two elements - plotted development parcels for sale and built up villa.

Since we intend to establish a joint development for the development of the above project, we estimate that we will not have to bear additional costs for its completion, since only our joint development partner will bear the costs and the revenues will be divided between us according to the agreed terms.

Projects Not Designated For Development In The Foreseeable Future

Name of Project		Location	Title	Share %1	Approximate Land Area (square meters)	Approximate Gross Built Area (square meters)	Estimated Completion
Łódź		Łódź, Poland	Ownership	100	33,500	80,000	-
Plaza BAS Joint Venture	Fountain Park	Bucharest, Romania	Ownership	12.5	14,000	16,600	-
	Acacia Park	Ploiest, Romania	Ownership	25	12,500	32,000	-
	Green Land	Ploiest, Romania	Ownership	25	18,400	25,800	-
	Poiana Brasov	Brasov, Romania	Ownership	25	73,000	138,000	-
	Pine Tree Glade	Brasov, Romania	Ownership	25	28,300	40,000	-
Bangalore Project		Bangalore, Karnataka State, India	Freehold and Development Rights	2, 3,4	667,600 (of which rights to 218,500 obtained so far) 4	310,000	-
Kochi		Kochi, Kerala State, India	Freehold and Development Rights	502,3,5	166,000 (of which rights to 52,600 obtained so far)	575,000	-7

1	Represents share percentage owned by PC.
2	For information regarding the EPI Agreement, a joint venture agreement signed with PC in respect to our India operations, see “ - joint venture with PC to Develop Mixed-Use Projects in India” above.
3
For information regarding the rights of Mr. Abraham (Rami) Goren, our former Executive Vice Chairman of the board of directors, in the projects, see "Item 6.B. Directors, Senior Management and Employees - Compensation of Directors and Officers - Agreements with our Former Executive Vice Chairman."

4	The original scope of the project was reduced from approximately 440 acres to 165 acres. The above data relates to the project as revised pursuant to a framework agreement dated July 22, 2010.
5	For information regarding the allotment of our shares in the Kochi project SPV see "Kochi, Kerala state, India".

Set forth below is certain additional information with respect to our mixed-use projects which are predominantly residential:

Bangalore, Karnataka State, India

Amended Framework Agreement - In March 2008 EPI entered into an amended and reinstated share subscription and framework agreement (the "Amended Framework Agreement") with a third party (the "Partner") and a wholly owned Indian subsidiary of EPI ("SPV") to acquire up to 440 acres of land in Bangalore, India (the "Project Land") in certain phases as set forth in the agreement. As of December 31, 2013, the Partner has surrendered land  transfer deeds (or similar instruments) in favor of the SPV to a trustee nominated by the parties for approximately 54 acres for a total aggregate consideration of approximately INR 2,843 million (approximately $46 million). Upon the actual transfer of title of the 54 acres, the Partner will be entitled to receive 50% of the equity in the SPV.

In addition, the SPV has paid to the Partner advances of approximately INR 2,536 million (approximately $41 million) on account of future acquisitions by the SPV of a further 51.6 acres which are yet to be registered on the SPV’s name.

As discussed below, on July 22, 2010, EPI, the SPV and the Partner entered into a new set of arrangements constituting a new framework agreement, which, as of December 31, 2013, has not yet come into effect (the "New Framework Agreement"). The New Framework Agreement provides that in case it does not eventually come into full force and effect, the terms of the Amended Framework Agreement will govern, according to which our additional investments in the Project Land may reach up to INR 10,500 million (approximately $192 million). Nevertheless, although certain conditions precedent under the New Framework Agreement have not been met, EPI, the SPV and the Partner are pursuing the project in accordance with the provisions of the New Framework Agreement.

New Framework Agreement – The New Framework Agreement established new commercial understandings pertaining, inter alia, to the joint development of the Project Land and its size and financing, the commercial relationships and working methods between the parties and the distribution mechanism of revenues and profits from the Project Land. In accordance with the New Framework Agreement, the following commercial terms, amongst others, were agreed between the parties:

•	EPI will remain the holder of 100% of the equity and voting rights in the SPV;

•	the scope of the new Project will be decreased to approximately 165 acres instead of 440 acres (the "New Project");

•	the Partner undertook to complete the acquisitions of the additional land and/or the development rights therein in order to obtain the ownership and/or the development rights over the 165 acres;

•	The land over and above the 54 acres (which are currently registered on the name of the SPV) up to 165 acres (i.e. 165 acres minus 54 acres = 111 acres) will not get registered on the SPV’s name.

•	the SPV and/or EPI will not be required to pay any additional amounts in respect of such land acquisitions or with respect to the Project and its development; and

•	the Project will be re-designed as an exclusive residential project.

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

The net proceeds from the Project (including the proceeds from any sale by the Partner or any transaction with respect to the original lands which do not form part of the 165 acres) will be distributed (following a reserve mechanism to enable the Partner to utilize a portion of the proceeds for construction costs and expenses) in a manner by which our share will be approximately 70% until such time that EPI's investment in the amount of INR 5,780 million (approximately $93.4 million) ("EPI's Investment") plus an internal return rate of 20% per annum calculated from September 30, 2009 (the "IRR") is paid to the SPV (on behalf of EPI (the "Discharge Date").

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

The terms of the New Framework Agreement will enter into full force and effect upon execution of certain ancillary agreements as set forth therein; nevertheless EPI, the SPV and the Partner are pursuing the Project in accordance with the New Framework Agreement. From January 1, 2012 the SPV operations are no longer consolidated proportionately (50%) with our operations, due to our implementation of IFRS 11 and the investment in the SPV being accounted on the equity method.

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

In May 2013, the court awarded a judgment with respect to the additional 35 acres, ordering the BDA to consider the development plan relating to such 35 acres.

On December 31, 2013, a valuation was prepared by an independent appraiser who valued the project in two methods: residual method and comparable method.

The valuation according to the residual method was performed in accordance with the New Framework Agreement, for 163 Acres and under the assumptions of developing a residential project. The comparable method was performed in accordance with the current land holdings, held by the SPV (i.e.:54 acres) which were compared to other assets in the close neighborhood.

As for December 31, 2013 due to the uncertainty to develop the project in the foreseeable future with the partner according to the New Framework Agreement, the Group measured the net realizable value of the project according to the comparable method. As a result the Group has written down trading properties and advances on account of trading properties in the amount of NIS 263 million ($75.9 million).

During 2013 we commenced investigation of alternative business models vis-à-vis the Partner with the objective to reduce our dependence on its performance, alongside the pursue of the New Framework Agreement.

Chennai, Tamil Nadu State, India

In December 2007, EPI executed agreements for the establishment of a special purpose vehicle (“Chennai Project SPV”) together with a local partner in Chennai (the "Local Partner"). Subject to the fulfillment of certain conditions, the Chennai Project SPV will acquire the ownership and development rights in and up to 135 acres of land situated in the Sipcot Hi-Tech Park in the Siruseri District of Chennai, India. Due to changes in market conditions, EPI and Chennai Project SPV decided to limit the extent of the project to approximately 83 acres.

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

As of December 31, 2013, the Chennai Project SPV had completed the purchase of approximately 75 acres out of the total approximately 83 acres. EPI's share of aggregate consideration paid in connection with the transaction was INR 2,367 million (approximately $38.2 million). In addition, as of such date EPI paid advances in the amount of INR 564 million (approximately $9.1 million) in order to secure the acquisition of the additional 8 acres. As of the date of this report these additional 8 acres are yet to be registered on the SPV.

The shareholders' agreement entered into by the parties in respect of the management of the Chennai Project SPV provides for a five member board of directors, four of whom are appointed by EPI. The shareholders agreement also includes pre-emptive rights and certain restrictions pertaining to transferring of securities in the Chennai Project SPV. Profit distributions declared by the Chennai Project SPV will be distributed in accordance with the parties' proportionate shareholdings, subject to EPI’s entitlement to receive certain preferential payments out of the Chennai Project SPV’s cash flow, pursuant to the terms set forth in the agreements.

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

On December 31, 2013 a valuation was prepared by an independent appraiser who valued the project using two separate methods: a residual method and a comparable method.

The valuation according to the residual method was performed on 84 acres, in accordance with the decision to limit the extent of the project and under the assumptions of developing a residential project. The valuation according to the comparable method was performed on 75 acres which are the actual land plots held by the Chennai Project SPV.

As it is our intention to negotiate a joint development agreement in order to develop the land, we find the residual approach more suitable for the valuation of the project. However, since there is uncertainty regarding our ability to develop the project in the foreseeable future, we measured the net realizable value of the project on a discounted basis.

Kochi, Kerala State, India

In September 2006, we, together with an Indian corporation (the "Project SPV") wholly owned by an unrelated third parties (the "Third Party Shareholders"), entered into a transaction (as amended in January 2007) consisting of a land purchase agreement and a share subscription agreement, for the purchase of land located in Kochi, India. In accordance with the terms of the land purchase agreement, the Project SPV acquired13 acres ("Property A") located in the city of Kochi in the Kerala State of India, for a total consideration of INR 1,495 million (approximately $27.3 million), payable subject to fulfillment of certain obligations and conditions by the seller in respect of the land including obtaining all permissions required for construction thereon and making good and marketable title with regard to Property A and others (the "Conditions Precedent"), out of which an advance of approximately 25% of the total purchase price was paid to the seller in consideration for the transfer of title in Property A to the Project SPV. The land purchase agreement further provides that an additional 28 acres (approximately 113,300 square meters) ("Property B") would be transferred by the seller to the Project SPV without any consideration and the seller will be entitled to receive 40% of the constructed area which will be built by the Project SPV on Property B. As of December 31, 2013, the seller has failed to transfer Property B and, accordingly, the seller was not awarded any percentage out of the planned constructed area.

The agreement also provides that if the seller fails to comply with the Conditions Precedent by an agreed date, the Project SPV and we will have the right to terminate the agreement.

Under the share subscription agreement, we will receive 50% of the equity (by having the right to appoint two members of the Project SPV's board of directors) and voting rights in the Project SPV, subject to obtainment of certain regulatory provisions in respect of the land and the securing of sanctioned plans for the project, which as of December 31, 2013 have not been fully obtained.

On November 11, 2013, PC notified us of its demand that we repay the amount paid by PC for the Kochi Island project together with the interest accumulated thereupon, amounting to approximately ˆ4.3 million (US$ 5.8 million) due to alleged failure to timely meet certain conditions set forth in the EPI Agreement. On November 24, 2013 we rejected PC's claims of such failure and demand for repayment.

As of December 31, 2013 due to our uncertainly of the feasibility of developing the project in the foreseeable future we measured the fair value of the project according to the comparable model. As a result the SPV recorded NIS 30 million impairment expenses.

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

Following the assignment of the franchise agreement to it from Elbit Trade & Retail Ltd., Elbit Fashion is the exclusive Israeli distributor and retailer of the internationally renowned retail brand name MANGO-MNG™. The exclusive distribution rights for Mango products in Israel were granted to us by Punto Fa for a ten-year period ending in 2015. Under the agreement with Punto Fa which was assigned to Elbit Fashion, Elbit Fashion has agreed to guarantee annual minimum purchases at rates and subject to terms and conditions specified in the agreement. Elbit Fashion has also assumed Elbit Trade's rights and obligations under an agreement with Punto Fa for the purchase of certain marketing, public relations and store-support services by Elbit Fashion. Elbit Fashion currently operates 28 Mango stores in Israel, with one additional store that is expected to commence construction by August 2014.

Revenues classified by geographical markets and by business segments

The following table sets forth our breakdown of revenues by each geographic market in which we operate, for each of the last three years (in NIS thousands):

	2013	2012	2011	Convenience Translation in U.S. Dollars for 2013

Israel	149,192	152,470	183,552	42,983
Western Europe	104,412	169,211	171,359	30,081
Central and Eastern Europe	269,896	342,784	246,860	77,757
Other and Allocations	(33,156)	(35,556)	(14,871)	(9,552)
Total Revenues	490,344	628,909	586,900	141,269

The following table sets forth our breakdown of revenue by business segments for each of the last three years (in NIS thousands):

	2013	2012	2011	Convenience Translation in U.S. Dollars for 2013

Commercial and Entertainment Centers	162,639	300,641	111,726	46,857
Hotels	202,791	276,703	286,548	58,424
Medical Companies*	74,670	286,031	53,324	21,512
Residential Projects	-	1,622	3,544	-
Fashion Apparel	149,192	152,470	183,552	42,982
Other and Allocations*	(98,948)	(388,558)	(51,794)	(28,506)
Total	490,345	628,909	586,900	141,269

*  Because we lost control over InSightec during 2012 revenues were classified to discontinued operations.

** Other and Allocations includes equity method adjustments to eliminate revenues of our equity method investments that are reviewed on a full basis. See note 23 to our financial statements.

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

Competition

Commercial and entertainment centers

We have been active in emerging markets since 1996, when we opened the first western-style commercial and entertainment center in Hungary and began to implement our vision of offering western-style retail and entertainment facilities to a growing middle class and an increasingly affluent consumer base. Over the past 18 years, we have expanded our operations in Central Europe and eastward into Poland, Greece, the Czech Republic, Latvia, Serbia, Romania, Bulgaria and India, and have proven our ability to anticipate and adapt to market trends and deliver innovative large-scale projects.

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

In addition to several ad hoc entrepreneurial projects, there are a number of significant groups operating commercial and entertainment centers in CEE with whom we compete directly, namely Globe Trade Centre SA, ECE Projekt Management GmbH TriGranit Holding Limited and Atrium European Real Estate. We compete with these chains, and with other developers, in the pre-development stage, in the cost of acquisition of such sites, in the development stage (in retaining suitably qualified architects, consultants and contractors), in receiving financing  and in the operational stage, if the centers compete for the patronage of the same population. We also compete for quality “brand name” tenants to occupy rental units. In locations where competing centers are being constructed simultaneously, the first center to open generally enjoys an advantage over its competitor, which is the reason behind our emphasis on the expeditious completion of construction operations.

In Pune, India, our main competitors in commercial and entertainment centers are Phoenix Market City (which is a 1 million square foot mall) and Inorbit Mall (which is a 275,000 square foot mall). We also compete with small malls such as Central and Mariplex Gold located in Kalyani Nagar and from a mall located in Bund Garden Road.

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

Many of these other companies are larger than us. However, we believe that our hotels nevertheless offer quality and value for competitive prices. In addition, our cooperation with Rezidor, using the Radisson Blu and Park Inn brands assists us in gaining recognition. This recognition is established as Rezidor is one of the fastest growing management companies in Europe.

Competition

Medical Companies - InSightec

Competition to MRgFUS treatments include traditional surgical modalities, minimally invasive surgery, and competing image guided high intensity focused ultrasound ( HIFU) systems.

Minimally invasive procedures involving tissue ablation methods include radiofrequency ablation where electromagnetic energy is inserted into the body with a special needle, microwave ablation, laser, cryoablation which ablates tissue through freezing, embolization of the blood vessels, and irreversible electroporation, are potential competitors of InSightec.  Depending upon the medical indication treated these methods may have regulatory approval in various geographies, including CE marking in Europe and FDA approval in the US.

 InSightec faces competition from both traditional and minimally invasive treatments of uterine fibroids and the other medical conditions that InSightec has targeted for its future applications. Traditional treatment methods for uterine fibroids and other medical conditions that InSightec has targeted for product development are more established, accepted and practiced widely among physicians, and reimbursed by healthcare insurance. Competitive treatments for uterine fibroids, which are approved by the FDA and CE marked include hysterectomy, myomectomy, radiofrequency ablation, cryotherapy, and uterine artery embolization. Competitive treatments for bone metastases include microwave ablation, radiofrquency, and external beam radiation therapy. Similarly for medical procedures that are under investigation by InSightec there are a number of competitive treatment modalities.

In recent years, GE’s main competitors in magnetic resonance imaging, Philips and Siemens, have developed MRgFUS devices; Philips has designed and manufactures its own system, Sonalleve, whereas Siemens has partnered with Chongqing Haifu, a Chinese manufacturer of therapeutic ultrasound systems. In 2010 Philips announced that their MRgHIFU Sonalleve device for treatment of uterine fibroids received CE Mark and is available commercially in Europe and other countries that recognize the CE regulation. In 2011 ECR Philips also announced that Sonalleve has been cleared for treating painful bone metastases. As of January 2012, Philips has installed at least 22 systems worldwide. Some sites are participating in an FDA Phase III study for the treatment of uterine fibroids. They are also conducting a clinical trial for CFDA approval in China. This validates the uterine fibroid application for which InSightec’s ExAblate received FDA approval in 2004. Siemens and Chonqing Haifu have treated 23 patients in a Chinese study, and one paper has been published on this data.  Chonqing has no systems installed outside of China and in early 2014 they announced that the system had received CFDA approval for the treatment of uterine fibroids.

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

In the area of treating brain disorders (tremor, tumors, CNS, stroke, mediated drug delivery) using MRgFUS, InSightec faces potential competition from the French company Supersonic Imagine. The company has been developing a product similar in capabilities to InSightec’s ExAblate Neuro device. The Supersonic Imagine device is still in a pre-clinical development stage.

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

In addition, the bio-medical field is characterized by rapid development and massive research and development activities, having potential for direct or non-direct competition resulting from the discovery or development of more advanced, efficient or cost-effective treatments or technologies by third parties providing better solutions to the same diseases, while making InSightec’s (or Gamida's) technologies or solutions inferior, obsolete or irrelevant.  Such occurrence could adversely impact InSightec’s (and Gamida's) future business and financial performance

Residential Projects

In Bangalore, India, the main current competitors in residential projects are “White meadows” villas by Prestige Group, “Palm retreat” villas by Adarsh Developers (Resale), “Wind mills of your mind” villas by Total Environment and “Lakeside Habitate” by Prestige group as well as other small scale developers.

In Chennai, India, the main competitors in residential projects are “Panache” villa developed by Olympia, “Grand Elora” row houses developed by Joy Housing, “Pavillion” villas and Row houses by Casa Grande “Greenwood” plots developed by Arihant, “Hub 6” plots developed by Divyashree and “The Village” Villas developed by Phoenix as well as other small scale developers

Fashion Apparel

Elbit Fashion operates in a competitive market characterized by a large and increasing number of international and local brand stores and independent stores in Israel. Elbit Fashion’s direct competitors include brand stores such as H&M, Zara, Castro, Fox, H&O, Honigman, Renuar and Golf which are located in the vast majority of the shopping centers in Israel. Increased competition could result in pricing pressure or loss of market share and adversely affect Elbit Fashion’s revenues and profitability. Elbit Fashion’s competition strategy includes: investing in branding, maintaining a compatible pricing strategy, expanding the existing customer loyalty program, spreading the chain of stores, making them accessible to the Israeli consumer, offering leading innovativeness in fashion apparel trends and providing a unique buying experience and service.

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

Foreign direct investment (“FDI”) in the construction development sector in India is governed by provisions of the Foreign Exchange Management Regulation and the consolidated FDI policy issued by the Department of Industrial Policy and Promotion (“DIPP”) of the Indian Ministry of Commerce and Industry, and updated / revised from time to time through various Press Notes (“FDI Policy”). The last release with respect to the FDI Policy was a Consolidated FDI Policy circular issued by the DIPP, with effect from April 17, 2014. FDI in the construction development sector is subject to certain conditionalities under the FDI Policy. Under the FDI Policy, FDI is allowed up to 100% under the automatic route in townships, housing, built-up infrastructure and construction-development projects (which includes, but is not restricted to, housing, commercial premises, hotels, resorts, hospitals, educational institutions, recreational facilities, city and regional level infrastructure), subject to restrictions pertaining, inter alia, to the following matters: (a) minimum area to be developed under each project; (b) minimum capitalization; (c) non-repatriation of original investment for a period of 3 (three) years from the date of remittance (lock-in period); (d) project completion schedule; (e) conformance with local laws and applicable standards; (f) obtaining necessary approvals; (g) supervision by the state government/municipal/local body concerned and (h) prohibition of the sale of undeveloped plots where specific types of infrastructure, as per the FDI Policy and applicable prescribed regulations, have not been made available.

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

Certain commercial and entertainment centers projects, as well as our other projects in India, are being carried out through joint ventures with Indian partners. The RBI has from time to time, amended certain provisions under the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations (2000), relating to the pricing norms for issuance of shares by an Indian company to persons residing outside India. These regulations include provisions stipulating that the shares of an unlisted company have to be issued at a price not less than the fair valuation, and in case of issuance on preferential allotment, the issuance price cannot be less than the price as applicable to transfer of shares from resident to non-resident as per the pricing guidelines laid down by the RBI from time to time, according to the fair valuation of the shares. Recently the RBI has expressed intent to withdraw pricing norms of financial instruments (viz. shares and debentures) both at the time of initial investment as well as at the time of the exit. However, the operating guidelines on such withdrawal have not yet been notified. Furthermore, certain provisions of the Companies Act, 2013 have also recently been amended, which pertain to compliances to be made by Indian companies in relation to the issue and allotment of shares on rights or preferential basis. These provisions include a new requirement of obtaining a valuation report where shares are to be issued on a preferential basis.

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

In India, under the FDI Policy, 100% foreign investment is allowed under the automatic route for the hotels sector subject to the conditions mentioned above.  The term “hotel” includes restaurants, beach resorts and other tourism complexes providing accommodation and/or catering and food facilities to tourists.

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

C.	ORGANIZATIONAL STRUCTURE

Our significant subsidiaries and companies in which we have a significant interest as of the date of this annual report are as follows:

NAME OF COMPANY	COUNTRY OF ORGANIZATION	DIRECT/INDIRECT OWNERSHIP PERCENTAGE
Plaza Centers N.V.	The Netherlands	62.5% (1)
Elscint Holdings & Investment N.V.	The Netherlands	100%
Elbit Medical Technologies Ltd.	Israel	90% (2)
Elbit Plaza India Real Estate Holdings Limited	Cyprus	50% (3)(4)
Elbit Fashion Ltd.	Israel	100%
Elbit Ultrasound (Luxemburg) B.V./Sa r.l.	Luxemburg	100%
___________________
(1)	Approximately 58% on a fully diluted basis.
(2)	Approximately 85% on a fully diluted basis.
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

Our operational portfolio consists of various freeholds, leaseholds and other tangible assets. For details as to such real estate portfolio, see “Item 4.B Business Overview.” Below we present information regarding certain tangible fixed assets including leasehold properties that do not form part of our operational portfolio, but rather serve as basis for our and our subsidiaries’ offices and management, as of March 31, 2014.

On July 19, 2012 we signed a lease agreement for approximately 1,180 square meters of space, including storage area and parking spaces, for management and administrative purposes in an office building in Bnei-Brak, Israel, to which we relocated our offices in May 2013. The agreement is for a period of five years with an option to extend for an additional period of five years. The annual aggregate rental fee (including management fees and index linkage pursuant to the lease agreement, and excluding VAT) to be paid by us will be approximately NIS 2 million (approximately $0.6 million) on an annual basis.

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

Elbit Fashion leases approximately 550 square meters of office space in Tel Aviv, Israel, for its management and administration activities (not including stores) until June 2014, with an option to extend the lease for a 10-year period. The annual rental and management fees payable by Elbit Fashion are NIS 588 thousand (approximately $169 thousand).

Elbit Plaza India Management Services Pvt. Ltd. and HOM India Management Services Pvt. Ltd. lease on a 50-50% basis approximately 250 square meters of office space in Bangalore, Karnataka, India, for its management and administration activities. The term of the lease is until September 1, 2015, with an option to extend the lease for an additional three-year period. The annual rental and management maintenance fees payable by Elbit Plaza India Management Services Pvt. Ltd. and HOM India Management Services Pvt. Ltd.  are INR 2,754,000 (approximately $51,000) and INR 162,000 (approximately $3000), respectively, with an annual increase in the monthly rental fees of 5%.

InSightec leases its main office and research and development facilities, located in Tirat Carmel, Israel, pursuant to a lease that expires in March 2016. Pursuant to such agreement, InSightec occupies approximately 4,849 square meters in Tirat Carmel and Or-Yehuda. Total annual rental expenses under these leases are approximately $1.2 million. InSightec also leases offices in Dallas, Texas for an annual rental fee of approximately $81,000, offices in Milwaukee, Wisconsin for an annual rental fee of approximately $55,000, offices in Japan, Tokyo for an annual rental fee of approximately $30,000 and offices in China, Shanghai for an annual rental fee of $24,000.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

Overview

We operate primarily in the following principal fields of business:

•
Commercial and Entertainment Centers - Initiation, construction and sale of commercial and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through Plaza Centers N.V.  ("PC"), of which we own approximately 62.5% of its share capital. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale;

•	Hotels - Hotel operation and management primarily in major European cities;

•
Medical Industries - through our investee entities we are dealing with (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine;

•	Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and

•	Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

During 2012, we completed a transaction to sell all of our investments in commercial centers in the United States. In addition, as discussed below in 2012 we lost majority control over our subsidiary InSightec Ltd. (“InSightec”), the entity operating the medical industry and devices business. Accordingly, both of these operations are presented in these financial statements as discontinued operations. (It should be noted, however, that we may pursue additional investments in the retail and commercial real estate sectors).

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

The following acquisitions and other activities affected our operational results for 2011, 2012, 2013 and 2014 (to date) and may continue to affect our operational results in the coming years.

2014

•
On April 13, 2014 Elbit Medical announced that on March 25, 2014, InSightec notified Elbit Medical that its Board of Directors has approved the terms of a non-binding draft term sheet with an investor which is not a current shareholder of InSightec (the “Investor”), pursuant to which the Investor shall purchase InSightec share capital. The proposed investment shall be based on a company valuation which is significantly higher than the company valuation set on the previous round of capital investment in InSightec.

On April 6, 2014, InSightec notified Elbit Medical that the aforementioned non-binding term sheet was entered between the parties. To date, no definitive agreement has been signed, the investment amount is yet to be finalized, and there is no certainty that the negotiation of such non-binding term sheet will lead to the conclusion of a definitive agreement or that a transaction will be completed. The execution of a definitive agreement is subject to certain conditions precedent, including but not limited to, the approval of the authorized corporate organs of each of Elbit Medical, other shareholders of InSightec and the Investor.

•
On March 31, 2014 we formally notified Mr. Mordechay Zisser of the termination of his services as our chief executive officer and executive president, effective as of such date, and have yet to appoint a new chief executive officer. In addition, on March 13, 2014 new board members were appointed and Mr. Shimon Yitzhaki (whose membership on the Board had ceased following the election) ceased to serve as the Executive Chairman of our Board of Directors, effective as of even date and on March 21, 2014, Mr. Ron Hadassi was appointed Chairman of our Board of Directors. On or about April 10, 2014, Mr. Yitzhaki was surrendered with an employment termination notice.

•
On March 26, 2014 PC announced that it has agreed to make certain commercial amendments to its debt restructuring plan (the “Amended PC Plan”), which it intends to submit to the District Court of Amsterdam in the Netherlands (the “Dutch Court”). According to such announcement, the Amended PC Plan shall include the following material understandings:

o	The Amended PC Plan shall be contingent upon a cash injection of ˆ20 million into PC (the “Equity Contribution”), and will become effective only once such Equity Contribution has been made.

o
PC shall issue to the holders of unsecured debt, i.e. the outstanding Israeli Series A and B Notes and the Polish Notes (“Unsecured Debt”), shares of PC equal to 13.5% of PC's share capital (following the Equity Contribution) for no consideration. Such issuance of shares will be distributed among the holders of Unsecured Debt pro rata to the relative share of each relevant creditor in the Deferred Debt (as defined below) ("Deferred Debt Ratio").

o
All principal payments of any Unsecured Debt (“Deferred Debt”) due during 2013-2015 shall be deferred for three years from the date of approval of the Amended PC Plan by the Dutch Court (“Approval Date”). If within two years from the Approval Date PC repays 50% or more of the Unsecured Debt, the remaining principal payments shall be deferred for an additional one year.

o
Interest payments for the Unsecured Debt that were due during the suspension of payments period will be added to the principal and will be payable together with it. Following the expiration of the suspension of payments order (“Effective Date”), interest payments will be payable on their respective due dates.

o	As of January 1, 2014, the annual interest rate of the Unsecured Debt shall be increased by 1.5%.

o	Following the Effective Date, PC shall pay to the holders of the Unsecured Debt an amount of ˆ10.5 million on account of the interest payments that were due during 2014.

o	PC, its directors and officers and us shall be fully released from all claims.

o
Following the Effective Date, PC will be required to assign 75% of the net proceeds received from the sale or refinancing of any of its assets to early repayment of the Unsecured Debt, to be allocated among the holders of Unsecured Debt in accordance with the Deferred Debt Ratio.

o
PC will be permitted to engage in investments only if its cash reserves contain an amount equal to general and administrative expenses and interest payments for the Unsecured Debt for a six-month period (for this purpose also receivables with a high probability of being collected in the subsequent six-month period will be taken into account in calculating the required minimal cash reserve).

o
The Amended PC Plan shall also include, inter alia: (i) certain limitations on distribution of dividends and incurring of new indebtedness; (ii) a negative pledge on direct and indirect holdings of PC on real estate assets; (iii) financial covenants and undertakings of PC with respect to the sale and financing of certain projects and investment in new projects; and (iv) a commitment to publish quarterly financial statements as long as the Unsecured Debt is outstanding.

o
The Amended PC Plan will be subject to the approval of PC's unsecured creditors, a meeting of which is scheduled to be held on June 26, 2014, at the Dutch Court. For a discussion of PC’s debt restructuring process, see “2013” below.

•
On March 18, 2014, Elbit Medical announced that Gamida received a non-binding proposal contemplating its purchase by the Purchaser. The proposed consideration for such purchase is expected to include a payment of a significant amount upon closing, as well as certain milestone-based payments (contingent upon development, regulatory approvals or sales related to Gamida’s product), with such proposed consideration expected to amount to up to several hundred million dollars. No definitive agreement has been signed to date and there is no certainty that the negotiation of such non-binding proposal will lead to the conclusion of a definitive agreement or that a transaction will be completed. The execution of a definitive agreement is subject to certain conditions precedent, including but not limited to, the approval of the authorized corporate organs of each of Gamida, Elbit Medical, other shareholders of Gamida and the Purchaser.

•
On March 13, 2014 we announced the results of the Extraordinary General Meeting of shareholders, in which the following nominees were duly elected as members of our board of directors in place of all of the previous non-external members of the Board: Alon Bachar, Eliezer Avraham Brender, Ron Hadassi, Shlomo Kelsi, Yoav Kfir, Boaz Lifschitz and Nadav Livni.

•
On February 20, 2014 following the satisfaction of all conditions required to be satisfied prior to the effectiveness of the Debt Restructuring (other than registration of liens in favor of the trustees of the new series of notes) the Debt Restructuring, pursuant to which our outstanding unsecured financial debt was cancelled in exchange for the issuance of Series H Notes, Series I Notes and ordinary shares was consummated and came into effect.  The Series H Notes and the Series I Notes were listed on the TASE, and the New Shares were listed on NASDAQ and the TASE. For a discussion of the approval and consummation of the Debt Restructuring, please see the Forms 6-K we filed on September 18, 2013, January 2, 2014 and February 20, 2014.

•
On September 18, 2013, our unsecured financial creditors (the holders of our publicly-traded Series 1 and Series A to Series G notes and Bank Leumi approved the Debt Restructuring under Section 350 of the Israeli Companies Law,  and on January 1, 2014, the Court approved the Debt Restructuring. Following the Court Ruling, a holder of our Series B Notes that had filed the Previous Action filed an appeal with the Israeli Supreme Court arguing that the Court erred in approving the Debt Restructuring, with specific reference to the Court's approval of the provision of the Debt Restructuring that provides exemption from personal civil liability for our officers and directors (other than Mr. Mordechai Zisser) and the denial of the Previous Action. The appeal is still outstanding, and is scheduled to be heard in February 2015.

•
In accordance with the terms of the Debt Restructuring, our unsecured financial creditors were issued 509,713,459 ordinary shares, which represented 95% of our share upon effectiveness of the Debt Restructuring on a fully diluted basis (except for certain options issued to our employees and officers) and before the issuance of our ordinary shares to Bank Hapoalim (as detailed herein). According to the terms of the Debt Restructuring, the outstanding balance under our unsecured financial debt was extinguished and converted into these ordinary shares and new notes issued by us to our unsecured financial creditors. The aggregate principal amount of the two series of new notes issued pursuant to the Debt Restructuring is equal to NIS 666 million (approximately $190.3 million). The principal amount of the first series of new notes is equal to NIS 448 million (approximately $128.7 million), repayable in a single payment by May 31, 2018. The principal amount of the second series of new notes is equal to NIS 218 million (approximately $62.3 million), repayable in a single payment by November 30, 2019. Both series of the new notes bear interest at the rate of 6% per annum and are linked to the Israeli consumer price index, while interest on the first series of new notes is payable in cash on a semi-annual basis, and interest on the second series of new notes will be payable on the final maturity date. In addition, the new notes include mandatory prepayment provisions in the event we pay cash, distribute dividends or make any other distribution within four and half years following the date of issuance thereof, such that we will be obligated to prepay an amount equal to the amount distributed. In addition, the New Notes will be secured by first ranking and second ranking floating charges that will be placed on all of our assets in favor of the Series H and Series I Trustees, respectively, and first-ranking and second ranking fixed pledges that will be placed on our various holdings and rights in our subsidiaries Elbit Ultrasound (Luxembourg) B.V./S.ar.l (through which we hold a controlling stake in PC) and Elscint Holdings and Investments N.V. as well as any amounts which we shall be entitled to receive therefrom (including under all and any shareholders loans advanced by us to those companies, if any). Furthermore, our Articles of Association were amended such that (i) a decision by the Company to engage in a field of business that is new to the Company and its subsidiaries and is material to the Company requires the unanimous approval of all of the members of the Board present and lawfully entitled to vote at the relevant meeting and (ii) in certain events a person contemplating purchase of our shares shall be required to offer to acquire ordinary shares representing at least 10% of our voting rights in connection with such purchase.

•
In connection with the Debt Restructuring we issued 16,594,036 ordinary shares to Bank Hapoalim pursuant to the terms set forth in the Refinancing Agreement. Pursuant to the Refinancing Agreement the outstanding loan amount (approximately $48 million) will be repayable by the Company following a period of three years period from the closing (i.e, February 20, 2017) and will bear interest of LIBOR +3.8%, which will be payable quarterly, and an additional 1.3% which will be payable on the final maturity date (the “Loan”). In addition, pursuant to the Refinancing Agreement (i) first-ranking fixed charges will be placed on our holdings and other rights in certain of our subsidiaries holding our hotels in Romania and Belgium as collateral securing our debt to Bank Hapoalim under the Refinancing Agreement. Such charges shall be placed in addition to the existing securities that Bank Hapoalim held under the loan previously received from Bank Hapoalim, i.e., a first ranking pledge over an amount of 86 million shares of PC, representing approximately 29% of PC's outstanding shares and on our holdings (100%) in Elbit Fashion Ltd. (ii) in the event that the Loan is paid before May 31, 2014 Bank Hapoalim shall return to us, without consideration, 8,423,368 Ordinary Shares and (iii) we are subject to certain prepayment obligations in the event of prepayment of the aforementioned new notes or distribution. For further details regarding the Refinancing Agreement, please see the Form 6-K we filed on November 14, 2013.

•
As discussed under the activities of years 2011 and 2012 below, we granted Eastgate Property LLC (“Eastgate”) a warrant to purchase our ordinary shares, as subsequently amended (the “Warrant”). Pursuant to an understanding between us and Eastgate, in connection with the Debt Restructuring Eastgate exercised the Warrant for 1,924,215 ordinary shares immediately following the consummation of the Debt Restructuring, at which time the Warrant was terminated. For further details regarding the Warrant, please see the Form 6-K we filed on February 20, 2014.

•
Our unsecured debt prior to the entering into effect of the Debt Restructuring included approximately $12.8 million principal amount of bank debt held by Bank Leumi. In connection with the Debt Restructuring we issued to an escrow agent for the benefit of Bank Leumi approximately NIS 8.0 million (approximately $2.3 million) in principal amount of our Series H Notes, approximately NIS 3.9 million (approximately $1.1 million) in principal amount of our Series I Notes, and 9,090,122 ordinary shares. We have outstanding disputes with Bank Leumi with respect to the validity of certain pledges over accounts held by us at Bank Leumi and consequently, whether the debt we owe to Bank Leumi is classified as unsecured or secured. Upon the resolution of such disputes, these securities will be transferred to Bank Leumi or to us (or one of our subsidiaries).

•
On January 13, 2014 PC announced that its subsidiary (in which it holds approximately 70% of its voting power) had reached an agreement to sell its 50% equity stake in the Uj Udvar project in Budapest, Hungary. As a result of the transaction, PC received cash proceeds of ˆ2.4 million (NIS 11.2 million).

2013

•
In February 2013 we announced that we would temporarily cease making all principal payments due under our Series A and Series B debentures and all interest payments due under all of our publicly-traded debentures; for a discussion of these announcements please see the Form 6-Ks we filed on February 5, 2013, and February 19, 2013, respectively. In March 2013 we entered into a letter of undertaking (the “Letter of Undertaking”) with the trustees of the Company’s Series 1, C, D, E, F and G note holders regarding our activities during an interim period, under which, inter alia, it was agreed that we and the entities controlled by us (excluding PC) would not make any payments to our respective creditors, other than under certain circumstances. For a discussion of the Letter of Undertaking, please see the Form 6-K we filed on March 21, 2013. For a discussion of the terms of the Debt Restructuring, please see "2014" above.

•
As described below in "2012", in August and November 2012, acting through our wholly owned subsidiary Elbit Imaging Financing Services, Limited Partnership (“Elbit Financing”), we entered into two bond structured transactions with two leading global financial institutions (the “Counterparties”). On February 20, 2013, the Counterparties notified us of the early termination of the transactions as a result of the decline in the market price of our outstanding debentures and consequent failure to meet the loan-to-value covenants under the agreements governing the transactions.

•
In March 2013, we received a letter from Bank Leumi demanding repayment within ten days of the outstanding balance of approximately $14.1 million (approximately NIS 49 million) due primarily under certain loans made by Bank Leumi to us pursuant to a refinancing agreement dated May 5, 2011. Bank Leumi stated that it was taking this action in light of our then-financial condition and our having informed Bank Leumi that we would not pay the principal and the interest due on March 29, 2013. Bank Leumi also informed us that it had placed a freeze on the Leumi Accounts (certain accounts maintained by us with Bank Leumi in which we held cash and trading securities in the amount of approximately NIS 8 million) until the outstanding amounts due are repaid. Bank Leumi also notified us that should such repayment not be made within ten days Bank Leumi was reserving its rights to take all actions necessary in order to protect its rights under the loan agreements including offsetting any amounts in the Leumi accounts against the loans. Bank Leumi also claimed that it has certain pledges registered in its favor and therefore it is a secured creditor and should not be included in the Debt Restructuring. For a discussion of the treatment of our debt to Bank Leumi under the Debt Restructuring, please see " – 2014" above.

•
On May 29, 2013 PC successfully completed the sale of its 50% interest in an entity which mainly holds interests in an office complex project located in Pune, Maharashtra. The transaction valued the entity at ˆ33.4 million and, as a result, PC received gross cash proceeds of approximately ˆ16.7 million.

•
On June 6, 2013, we received a letter from Bank Hapoalim, demanding repayment within seven days of the outstanding balance of the loan owed to Bank Hapoalim under the March 31, 2011 Facility Agreement, without prejudicing its right under any other loan facility to which we are a party as a guarantor or otherwise. Bank Hapoalim stated that it was taking this action in light of our alleged breaches under the loan, including, inter alia, non-payment to Bank Hapoalim on March 31, 2013 of approximately $14.5 million, failure to satisfy certain financial covenants under the loan and adverse change in our financial position. On November 4, 2013, the Company had announced that the Company and Bank Hapoalim had reached general terms of agreement between the parties, and on November 12, 2013, we had announced certain amendments to the said general terms of agreement. On November 26, 2013, our unsecured financial creditors voted on the general terms of agreement to be entered into with Bank Hapoalim. At the Meeting, unsecured financial creditors holding approximately 70.6% of the aggregate voting power that had participated in the meeting voted in favor of the refinancing. On December 29, 2013 we entered into a new facility agreement with Bank Hapoalim based on the aforementioned general terms of agreement, and on February 20, 2014, the transactions under the agreement were consummated. For further discussion of the terms and the closing of the Refinancing Agreement, please see "2014" above.

•
In July 2013 PC completed the sale of 100% of its interest in an entity which holds the interest in a plot of land in Prague. The transaction values the entity at approximately ˆ1.9 million (NIS 9 million). The net cash consideration after deducting a liability to a third party amounted to ˆ1.3 million (NIS 6.2 million).

•
A subsidiary of PC was party to a loan with a commercial bank, secured by PC’s notes that PC had repurchased, that was due to be repaid in September 2013. Due to a rating downgrade that resulted in a loan covenant breach, PC entered into negotiations with the bank and the two parties agreed upon an early repayment of the loan that was consummated during the first half of 2013.

The loan balance, including accrued interest, was approximately ILS 77.5 million (approximately ˆ16.3 million). To finance the early repayment of the loan, PC sold ILS 66 million (approximately ˆ13.7 million) of the notes it had repurchased that served as the loan’s collateral.

•
On October 31, 2013 the consortium of shareholders of Dream Island, in which PC holds a 43.5% stake, completed the sale of the Dream Island project land to the Hungarian State for approximately ˆ15 million. The proceeds of the transaction were used by the consortium to repay a proportion of a secured bank loan.

•
On November 14, 2013, PC reached an agreement to sell Koregaon Park Plaza, a retail and entertainment center located in Pune, India, subject to the satisfaction of certain closing conditions, including consent of the financing bank which as of the date of this annual report have yet to be obtained. The transaction values the center in the amount of ˆ40.3 million (NIS 192.9 million). Following the repayment of the outstanding related bank loan, PC will receive aggregate gross cash proceeds from the purchaser totaling approximately ˆ18.5 million (NIS 88.5 million), which will be paid to it in several installments. As of December 31, 2013, PC received an advance of approximately ˆ2.3 million (NIS 11.5 million) and is expected to collect the remaining consideration between years 2014 and 2016. It should be noted, however, that PC's counter party in this transaction is currently subject to certain governmental investigation (not relating to us) and that there is uncertainty as to its ability to continue to pursue the transaction.

•
PC announced on November 18, 2013 that it had filed for reorganization proceedings (preliminary suspension of payments) with the Dutch Court and submitted a restructuring plan to the Dutch Court. Further to that announcement, PC announced that the Dutch Court had granted its application for preliminary suspension of payment proceedings. PC noted further that in order to resolve its liquidity situation it had filed with the Dutch Court a restructuring plan proposed to its creditors. On March 26, 2014 PC announced that it has agreed to make certain commercial amendments to such plan, which it intends to submit to the Dutch Court. The Amended PC Plan proposes, inter alia, that all principal payments due during the years 2013-2015 of any unsecured debt shall be deferred for three years from the date of approval of the Amended PC Plan by the Court (“Approval Date”). If within two years from the Approval Date PC manages to repay 50% of such unsecured debt, then the remaining principal payments shall be deferred for an additional one year. Under the Amended PC Plan, following the removal of the suspension of payments order by the Dutch Court, PC will have to assign 75% of the net proceeds received from the sale or refinancing of any of its assets to early repayment of its unsecured debt, to be allocated among the holders of such unsecured debt. PC will be allowed to execute actual investments only if its cash reserves contain an amount equal to general and administrative expenses and interest payments for such unsecured debt for a six-month period. In addition, the Amended PC Plan includes other provisions such as: compensation to the note holders by increasing the interest rate on the notes, issuance of shares to PC’s unsecured financial creditors equal to 13.5% of PC’s share capital, placing a negative pledge on PC's assets, certain limitations on distribution of dividends and incurring of new indebtedness, financial covenants and undertakings of PC with respect to the sale and financing of certain projects and investment in new projects, and  commitment to publish quarterly financial statements as long as such unsecured debt is outstanding. The Amended Plan shall be contingent upon a cash injection of approximately ˆ20 million in PC, by way of a rights issuance, and we, PC, its directors and officers shall be fully released from claims.  During the restructuring process PC’s creditors will be subject to a moratorium. In addition, PC noted that it will approach its creditors to seek approval for the Amended PC Plan. Pursuant to PC's announcements, the Dutch Court has determined that the PC creditors meeting for the purpose of voting on the Amended PC Plan will take place on June 26, 2014 at the district court in Amsterdam. For a discussion of PC’s reorganization proceedings, please see the Forms 6-K we filed on November 14, 2013, November 20, 2013 and November 25, 2013. For a discussion regarding the proposed amendment to the restructuring plan – see “ - 2014” above.

2012

•
On December 6, 2012, InSightec completed its issuance of Series C preferred shares for an aggregate amount of $30.9 million, which included $27.6 million invested by GE Healthcare, a division of the General Electric Company (“GE”) and $3.9 million invested by other investors. According to the terms of the transaction, GE and us converted all the existing shareholders loans that had been granted to InSightec into InSightec's series B-1 preferred shares in accordance with the terms of those loans. The transaction reflected a post money valuation of InSightec of approximately $105.9 million (or pre-money valuation of $75 million and following the conversion of the loans as described above). As part of the transaction, on October 17, 2012, InSightec and GE entered into a Technology, Co-operation, and Distribution Agreement (the "Cooperation Agreement") relating, inter alia, to product exclusivity, cooperation with respect to the development and sale of the parties' complementary products, distribution, marketing and sales, intellectual property rights and licenses, sale terms and conditions, and similar items. Under the Cooperation Agreement, InSightec is prohibited from developing systems that would be compatible with MRI systems manufactured by companies other than GE. Following the closing of the transaction, our holdings in InSightec (through our subsidiary Elbit Medical 90%) were reduced to approximately 48.2% (approximately 40.7% on a fully diluted basis). After completion of the transaction Elbit Medical no longer has the right to appoint the majority of InSightec's board members and therefore ceased to consolidate InSightec's financial statements, and its investments in InSightec are presented based on the equity method.

•
In November 2012 PC's board of directors approved the extension of the repurchase of its series A through B Notes in an amount of up to NIS 750 million. During 2012, PC purchased a total of NIS 271 million par value of its debentures, for a total consideration of NIS 247 million.

•
In August 2012 we (through our wholly owned subsidiary Elbit Financing) entered into a NIS 75 million bond structured transaction with a Counterparty, pursuant to which we purchased a NIS denominated zero-coupon credit linked note due to mature on October 2, 2013 (the “CLN”) from the Counterparty or its affiliate. The CLN referenced a portfolio of the Company’s bonds (having a market value of NIS 75 million). The bond portfolio was purchased by us under the Company's bond repurchase program that was announced on May 23, 2011 and in the framework of the transaction it sold the bond portfolio to the Counterparty. In consideration, the Counterparty paid us the market value of the bond portfolio and arranged for the issuance of the CLN at an issue price of NIS 37.5 million.

In addition, in November 2012 we entered into a NIS 150 million bond structured transaction with another Counterparty pursuant to which we received a NIS 75 million credit line for the purchase of a portfolio of the Company’s bonds having an aggregate market value of up to NIS 150 million. We were permitted to purchase the bond portfolio within a 10-week utilization period commencing at the effective date of the transaction. In the framework of the transaction, we had the right to sell to the Counterparty bonds that were acquired by it and which comprised the bond portfolio in consideration for a payment by the Counterparty of the agreed-upon financing amount not to exceed 50% of the aggregate market value of the bond portfolio and that would be determined by the parties. The Company utilized approximately NIS 21 million of the credit line.

•
During the terms of the respective transactions, all the proceeds derived from the bond portfolio (principal and interest) were to be retained by the Counterparty. Immediately following the scheduled respective termination date of each of the transactions, subject to no early termination event having occurred the Counterparty was to deliver to us the remaining, unamortized portion of the respective bond portfolio. Under the terms of the respective transactions, an early termination of the transaction could occur upon a trigger event linked to a decrease in the market value of the respective bond portfolio below a pre-defined threshold. For a discussion of the termination of this transaction, please see " – 2013" above.

•
In June 2012 certain indirect subsidiaries of EPN GP, LLC and EPN EDT Holdings II, LLC (the “EPN Group”) sold 47 of the shopping centers it held to BRE DDR Retail Holdings LLC for a purchase price of $1.43 billion. On the closing of the transaction all the property level financing was repaid by the EPN Group or assumed by the buyer. The closing of the transaction took place in July 2012. In addition, in July 2012, the two remaining shopping centers were sold for an aggregate amount of $41 million.

•
On April 5, 2012 the Company and Eastgate amended the warrant granted in connection with the $30 million term loan agreement dated September 21, 2011, with effect as of March 22, 2012, pursuant to which we agreed to cancel the proposed increase in the number of shares issuable under the warrant on and after such date and to reduce the exercise price from $3.00 per share to zero. The amendment also contained appropriate modifications to the adjustment provisions of the warrant as a result of the foregoing changes. For a discussion of the exercise of the warrant, see “ - 2014” above.

•
In March 2012 one of our wholly owned indirect subsidiaries entered into a share purchase agreement with PPHE Hotel Group Limited (“PPHE,”) for the sale of our holdings in certain subsidiaries, which owned a 50% interest in the following hotels in the Netherlands: the Park Plaza Victoria Amsterdam Hotel, the Park Plaza Utrecht Hotel, the arthotel Amsterdam and the Park Plaza Airport Hotel. These hotels were jointly owned by us and PPHE and were managed by PPHE. The transaction reflected an asset value of ˆ169 million for all four hotels. The total net consideration payable to us was ˆ26.5 million. The consideration was paid as follows: (i) ˆ23 million in cash; (ii) PPHE issued and allotted to us 700,000 ordinary shares of PPHE, with a then-current market price of approximately ˆ2.0 million, based on the quotation of such shares’ price on the London Stock Exchange as of March 30, 2012; and (iii) an additional payment in the aggregate amount of up ˆ1.5 million that shall be made on the fourth anniversary of the closing and shall be subject to certain adjustments, based on the PPHE shares’ market price, as set forth in the agreement. The total profit generated from the sale of the hotels amounted to approximately NIS 188 million, out of which we recognized NIS 134 million in shareholders’ equity due to the application of the revaluation model and NIS 54 million in the income statement.

•
In January 2012 we and Elbit Trade & Retail Ltd. ("Elbit Trade"), previously a wholly-subsidiary of ours, entered into an agreement with Gottex Models Ltd. (“Gottex”) for the sale of all of our shares in Elbit Trade and all of its interests in GB Brands, Limited Partnership (“GB Brands”), which is the franchisee of the Gap brand in Israel. The transaction closed in April 2012. The purchase price paid by Gottex under the agreement was NIS 25 million, plus the agreed value of the Gap inventory as of the closing date and adjustments based on the agreed value of the working capital attributed to the Gap activity as of the closing date. We recorded a gain in the amount of NIS 9.4 million.

•	In June 2012, a fire event occurred at a shopping center of PC’s subsidiary in Pune, India, which resulted in a temporary close-down of the shopping center.

•
On February 23, 2012, InSightec and InSightec’s wholly owned subsidiary concluded a series of agreements with GE through its healthcare division (“GEHC”) pursuant to which GEHC agreed to provide financing to InSightec in the form of convertible notes up to a total of $13.75 million, bearing interest at a rate of 6% per annum or a rate equivalent to the interest applicable to the financing provided by us and Elbit Medical. The convertible notes will be due and payable by October 1, 2016, and will be convertible into Series B-1 Preferred Shares of InSightec. In addition, we and Elbit Medical entered into a series of agreements with InSightec and GEHC pursuant to which, among other things, upon Elbit Medical obtaining the approval of its shareholders the financing granted to InSightec by us and Elbit Medical during 2010 and 2011 will be amended to provide similar loan terms and security mechanisms as set forth in this funding agreement, so that Elbit Medical and us will receive convertible notes convertible on the same terms and up to the same amounts as the GEHC notes. The loans and convertible notes issued to GEHC and Elbit Medical and the note that will be issued to us will be secured, pari passu, by floating charges over the assets of InSightec and its wholly owned subsidiary. The loans were converted to Series B-1 shares as part of the closing of the InSightec Series C preferred shares issuance discussed above.

2011

•
In November 2011, PC opened the Torun Plaza in Torun, Poland, a city of 200,000 inhabitants located in the north-west of Poland. This commercial and entertainment center comprises 40,000 square meters of gross lettable area spread over two floors with approximately 1,100 parking spaces. The center includes an eight screen cinema, fantasy park entertainment center as well as over 120 shops with international and local brands.

•
On October 3, 2011, our 77% held subsidiary, S.C. Bucuresti Turism S.A ("BUTU") completed a refinancing of its Radisson Blu Hotel located in Bucharest, Romania.  According to the facilities agreement, a leading international European bank granted BUTU a loan of up to ˆ71.5 million to be drawn down in two tranches, of which Tranche A in the amount of approximately ˆ62.5 million was drawn down on September 29, 2011.  The proceeds of the drawn down of Tranche A were used, inter alia, to repay BUTU's current outstanding bank facility and to repay to us our shareholder loans in the amount of approximately ˆ25 million.  Tranche B was not drawn down by BUTU and subsequently expired.

•
On September 22, 2011, PC undertook that it would not make any further distributions during 2011 other than a distribution of ˆ30 million that was subsequently made on September 23, 2011, pursuant to an agreement entered into between PC and its Series A and Series B bondholders. Furthermore, PC undertook in the agreement that distributions in the years 2012 and 2013 will be subject to the following conditions:

o	any distribution of dividends (including a repurchase of shares that is not at an attractive price to PC) will not exceed ˆ30 million;

o
any distribution of dividends will be derived only from the net cash flow derived from the realization of assets at a rate which will not exceed 50% of the cash flow from the realization of the foregoing assets;

o
if a distribution is made and the bonds meet certain agreed upon average yield rates, PC will maintain certain reserve amounts secured in favor of the bondholders which may be used to repurchase or repay the bonds; and

o
if a distribution is made and the bonds meet certain agreed upon average yield rates, PC will be entitled to make distributions between ˆ30 million and ˆ50 million and it will maintain an amount equal to the distribution amount exceeding ˆ30 million as a reserve secured in favor of the bondholders which may be used to repurchase or repay the bonds.

•
On September 21, 2011, our wholly owned indirect subsidiary, Elbit USA, LLC, entered into a secured term loan agreement (the “Term Loan Agreement”) with Eastgate, for a term loan in the amount of $30 million (the "Term Loan"). As part of and in connection with the Term Loan, we granted to Eastgate a warrant to purchase our ordinary shares at an exercise price of $3.00 per share payable in cash, in exchange for the cancellation of debt or by forfeiting shares having a market value equal to the exercise price (i.e., "cashless exercise"), during a two-year period commencing on March 31, 2012. It was further agreed that if the Term Loan is repaid by March 22, 2012, six months from the closing, the warrant would entitle Eastgate to purchase up to 3.3% of our outstanding shares at the date of exercise. Otherwise, the warrant would entitle Eastgate to purchase up to 9.9% of our outstanding shares at the date of exercise. The exercise price and/or number of shares issuable upon exercise of the warrant are subject to adjustment for certain corporate events, transactions and dilutive issuances of securities. On September 22, 2011, we filed a prospectus supplement with the SEC under our shelf registration statement dated March 14, 2011, to register the warrant and up to 3,000,000 ordinary shares which may be issuable upon the exercise of the warrant. The Warrant was amended to enable purchase up to 3.3% of our fully diluted share capital (subject to certain exceptions) at the time of exercise of the Warrant, for no consideration, until March 31, 2014. Pursuant to an understanding between us and Eastgate, in connection with the Debt Restructuring, on February 20, 2014 Eastgate exercised the Warrant for 1,924,215 ordinary shares immediately following the consummation of the Debt Restructuring, at which time the Warrant was terminated.

•
On September 19, 2011, EDT Retail Trust, a trust traded on the Australian Stock Exchange (“EDT”), distributed an interim dividend payment of $26 million. Elbit Plaza USA, L.P. (“Elbit Plaza USA”) received a total distribution amount of $11.8 million. Each of ours and PC’s share in such distribution was approximately $5.9 million.

•
On September 23, 2011, PC paid an interim cash dividend payment of ˆ30 million to its shareholders, of which we received ˆ18.7 million, out of which ˆ8.7 million was used to serve our debt to an Israeli bank under a loan agreement dated March 2011 pursuant to which we pledged 29% of PC's outstanding shares.

•
On July 14, 2011, EPN Group concluded the off-market takeover bid made for all of the units in EDT not already held by it.  As a result of the purchases of EDT’s units during the offer period, EPN Group increased its interest in EDT from approximately 47.8% to approximately 96.4%. In August 2011 EPN Group completed the compulsory acquisition of the remaining EDT units and the EPN Group became the holder of 100% of the outstanding units of EDT, following which EDT was removed from the official list of the Sydney Stock Exchange and was voluntarily liquidated (while transferring the US REITs it held to the EPN Group).

•
In May 2011, PC's board of directors approved the repurchase of up to NIS 150 million of its series A through B Notes, to be made from time to time in the open market. During 2011, PC purchased an additional total of NIS 168 million par value of its debentures (with adjusted value of NIS 194 million), for a total consideration of NIS 152 million.

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

•
In March 2011, we issued additional unsecured non-convertible Series D Notes to investors in Israel by expanding the existing series in an aggregate principal amount of approximately NIS 96 million for gross proceeds of approximately NIS 108 million.

•
On February 9, 2011, we filed a shelf registration statement on Form F-3 with the SEC, which became effective on March 14, 2011, pursuant to which we may offer and sell from time to time a combination of ordinary shares, senior and subordinated debt securities, warrants and units in one or more offerings up to a total dollar amount of $300,000,000.

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

Use of estimates

Write down of trading properties

The recognition of a write down to our trading properties is subject to a considerable degree of judgment and estimates, the results of which, when applied under different principles, conditions and assumptions, are likely to result in materially different results and could have a material adverse effect on our consolidated financial statements.

This valuation becomes increasingly difficult as it relates to estimates and assumptions for projects in the preliminary stage of development in addition to current economic uncertainty and the lack of transactions in the real estate market in the CEE and India for same or similar properties.

We are responsible for determining the net realizable value of our trading properties. In determining net realizable value of the vast majority of trading properties, we utilize the services of an independent third party recognized as a specialist in valuation of properties. Independent valuation reports as of December 31, 2013 and 2012 were prepared by Cushman & Wakefield and Jones Lang Lasalle, respectively.

On an annual basis, we review the valuation methodologies utilized by the independent third party valuator service for each property. The main features included in each valuation are:

1.         Operating trading properties (mainly commercial centers)

The net realizable value of operating commercial centers includes the rental income from current leases and assumptions in respect of additional rental income from future leases in the light of current market conditions. The net realizable value also reflects, on a similar basis, any cash outflows that could be expected in respect of the property. We use assumptions that are mainly based on market conditions existing at the reporting date.

The principal assumptions underlying our estimation of net realizable values for operating commercial centers are those related to the receipt of contractual rentals, expected future market rentals, void periods, maintenance requirements and appropriate discount rates. These valuations are regularly compared to actual market yield data and actual transactions made by us and those reported by the market, if available. Expected future rentals are determined on the basis of current market rentals for similar properties in the same location and condition.

2.         Undeveloped trading properties

The vast majority of our undeveloped real estate assets are lands which are designated for development of shopping centers and residential units.

The net realizable value in case of an undeveloped project is determined based on our business plans for the specific project as of the balance sheet date. Some of our lands are designated for future development in the foreseeable future. Other undeveloped lands are in early planning stage or are planned to be sold at their current status.

A considerable degree of judgment is required in order to determine whether a specific real estate project can be developed in the foreseeable future or not. The most significant factors in such decision are: market conditions in the sounding area of the project, availability of bank financing for the development, competition in the area, zoning and building permits to the project, our liquidity and ability to invest equity into the project, our ability to enforce the joint development agreement on our partners in a joint venture project (mainly residential projects in India), the scale of the project and our ability to execute it and others. As explained below, the status of the project, as determined by us in each reporting period, also determines the net realizable value which will be used in the preparation of the financial statements. Therefore a change in each of the factors mentioned below may lead to a change in the status of a project (from project designated for future development to project in hold) and may cause an additional write-down which was not recognized in our financial statements for the year ended December 31, 2013.

As for accounting policies in respect of the measurement of net realizable value for undeveloped trading property, see note 2L to our consolidated financial statements for the year ended December 31, 2013.

2.1.           Critical assumptions under the residual method

Estimations of fair value under the residual method involve in general, critical estimation and take into account special assumptions in the valuations, many of which are difficult to predict, with respect to the future operational cash flows expected to be generated from the real-estate asset and the yield rate which will be applied for each real estate asset. Actual results could be significantly different than the estimates and could have a material effect on our financial results.

Determination of the operational cash flow expected to be generated from the real estate assets is based on reasonable and supportable assumptions as well as on historical results adjusted to reflect our best estimate of future market and economic conditions that we believe will exist during the remaining period such assets may yield results. Such determination is subject to significant uncertainties. In preparing these projections, we make assumptions, the majority of which relate to the market share of the real estate assets, benchmark operating figures such as occupancy rates and average room rate (in respect of hotels) rental and management fees rates (in respect of commercial and entertainment centers), selling price of apartments (in respect of residential units), time period to complete the real estate assets under construction, costs to complete the establishment of the real estate asset, expected operational expenses and others. In addition, the process of construction is long and subject to approvals and authorization from local authorities. It may occur that building permits will expire and will cause us additional preparations and costs, and may cause construction to be delayed or abandoned.

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

2.2.           Critical assumptions under the comparable method

Valuation by comparison is essentially objective, in that it is based on an analysis of the price achieved for sites with broadly similar development characteristics. Valuation by comparison is generally used if evidence of actual sales can be found and analyzed on a common unit basis, such as site area, developable area or habitable room.

Where comparable development cannot be identified in the immediate area of the subject site or when sales information is not clearly available through common channels of information (internet, newspapers, trade journals, periodic, market research) it is necessary to look further for suitable subjects for comparison and to make necessary adjustments to the price in order to account for dissimilarities between the comparable development and the subject site. Such adjustments include, but are not limited to:

•
Adjustment in respect of the time of the transaction. Market conditions at the time of the sales transaction of a comparable property may differ from those on the valuation date of the property being valued. Factors that impact market conditions include rapidly appreciating or depreciating property values, changes in tax laws, building restrictions or moratoriums, fluctuations in supply and demand, or any combination or forces working in concert to alter market conditions from one date to another.

•
Adjustment in respect of asking price and condition of payment. The special motivations of the parties to the transaction in many situations can affect the prices paid and even render some transactions as non-market value transactions. Examples of special conditions of sale include a higher price paid by a buyer because the parcel has synergistic, or marriage, value; a lower price paid because a seller was in a hurry to conclude the sale; a financial, business, or family relationship between the parties involved in the transaction, unusual tax considerations; lack of exposure of the property in the (open) market; or the prospect of lengthy litigation proceedings.

•
Adjustment in respect of size, shape and surface area. Where the physical characteristics of a comparable property vary from those of the subject property, each of the differences is considered, and the adjustment is made for the impact of each of these differences on value.

•
Adjustment in respect of location. The locations of the comparable sale properties and the subject property are compared to ascertain whether location and the immediate environs are influencing the prices paid. The better the location a property is located in, the more such location is worth; and conversely, a worse location would result in lower value. An adjustment is made to reflect such differences based on the valuator's professional experience. Extreme location differences may indicate that a transaction is not truly comparable and are subsequently disqualified.

Litigation and other contingent liabilities

We are involved in litigation and other contingent liabilities in substantial amounts including certification requests for class actions. See note 18B to our annual consolidated financial statements. We recognize a provision for such litigation when it is probable that we will be required to settle the obligation and the amount of the obligation can be reliably estimated. We evaluate the probability and outcome of these litigations based on, among other factors, legal opinions and consultations as well as past experience. The outcome of such contingent liabilities may differ materially from management's assessment. We periodically evaluate these assessments and make appropriate adjustments to the consolidated financial statements. In addition, as facts concerning contingencies become known, we reassess our position and make appropriate adjustments to the consolidated financial statements. In rare circumstances, mainly with respect to class actions, when the case is unique, complicated and involves prolonged and uncommon proceedings, we cannot reliably estimate the outcome of such cases.

Accounting for income taxes

The calculation of our tax liabilities involves uncertainties in the application and/or interpretation of complex tax laws, tax regulations and tax treaties, in respect of various jurisdictions in which we operate and which vary from time to time. In addition, tax authorities may interpret certain tax issues in a manner other than that which we have adopted. Should such contrary interpretive principles be adopted upon adjudication of such cases, our tax burden may be significantly increased. In calculating our deferred taxes, we are required to evaluate (i) the probability of the realization of our deferred income tax assets against future taxable income and (ii) the anticipated tax rates in which our deferred taxes would be utilized. See note 18B5 to our annual consolidated financial statements.

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

Fair value of hotels

As of December 31, 2013, we determined the fair value according to accepted evaluation methods for real estate properties. The factors taken into account in assessing valuations may include;

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

When the fair value of hotels is determined based upon the discounted cash flows ("DCF") approach, which is the major model we implement, the assumptions underlying the model, as well as the ability to support them by means of objective and reasonable market demonstrations, so they can be viewed as assumptions that market participants may have used, are significant in determining the fair value of the hotels. Among the predominant assumptions that may cause substantial changes in the fair value while using the DCF model are: the capitalization rate, the expected net operating income and the interest rate for discounting the cash flows, all considering the degree of certainty, or uncertainty, of the markets in which we operate.

The IFRS 13 standard requires that we categorize fair value valuations into one of three levels based on the degree to which the significant inputs of fair value are observable. Under IFRS 13, Level 3 is related to fair value measurements derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs). Due to the factors discussed above, we categorized those hotels which are measured at the DCF approach as Level 3.

Fair value of associate

Following our loss of control over InSightec in December 2012 discussed above, we ceased to consolidate InSightec's financial statements. As of that date we account for the remainder of our investment in InSightec based on the equity method, whereas the cost of the remaining investment was determined based on the fair value of InSightec as of such date.

As a result, in 2012 we recorded a gain in the amount of NIS 216 million, which was presented under discontinued operations. The fair value of our remaining investment in InSightec amounted to NIS 150 million as of that date.

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

Critical judgment in applying accounting policies

Capitalization of financing costs

We capitalize finance costs to real estate assets under construction from commencement of activities for the preparation of the assets for their intended use or sale. Such determination requires management to use critical estimations and assumptions as well as judgment to determine whether a specific asset under construction or development is qualified for capitalization. Borrowing costs qualified for capitalization includes, inter alia, foreign exchange differences on borrowing to the extent that they are considered as an adjustment to interest costs. In order to determine whether foreign exchange differences are considered as an adjustment to the interest expenses, management is required, for each specific loan, to evaluate the alternative borrowing cost for a loan that would have been provided in the functional currency of the borrower under the same terms and conditions as the actual loan. Such determination requires management to use a considerable degree of judgment and estimations. Another critical judgment is required to capitalize non-specific borrowing costs to qualified assets, in cases in which our relevant entity that raised the borrowing is not the one that owns the qualified asset. Furthermore, additional critical judgment is required to suspend capitalization of borrowing costs during periods in which a disruption of development activities occurs, if such disruption continues over a significant period of time. Finally, the determination that a real estate asset is no longer designated for development or construction requires considerations of judgment. In view of the continuous financial crisis, we decided to suspend capitalizing of finance to all of our projects effective July 1, 2013.

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

Classification of operating commercial centers as trading property rather than investment property

We classified operating shopping centers as trading property rather than investment property even though we currently earn rental income from these properties. Our business model is to sell the shopping centers in the ordinary course of our business. An operational commercial center becomes attractive to potential buyers when its occupancy reaches at least 95%. Based on our historical experience, this threshold ensures that we will gain the best price for these projects.

The lingering real estate and financing crisis in CEE over the last four years has forced us to revise our approach in order to accomplish our business model (i.e., to sell our operational commercial centers) by expanding the time period in which operational commercial centers are sold. Specifically, said objective change in economic environment dictated us to apply the criterion of "ready for intended use" by lengthening the period required to reach the defined occupancy threshold, before the operational commercial center is indeed ready for its intended use (that is, prepared for sale). Accordingly, any rentals obtained during that interim period are incidental to the sale of our shopping centers and constitute part of the activities required to bring them to their intended use.

Consequently, in the interim period from completion of construction until the shopping center is sold, we are maintaining and operating our completed shopping centers, and during this interim period the shopping centers are classified as trading property.

Recently issued accounting standards

For information on recently issued accounting standards under IFRS, see note 2AE to our annual consolidated financial statements.

A.	Operating Results

Presentation method of financial statements

We are involved in investments in a wide range of different activities. Accordingly, management believes that its income statements should be presented in the “single-step form.” According to this form, all costs and expenses (including general and administrative and financial expenses) should be considered as continuously contributing to the generation of overall income and gains. We also believe that our operating expenses should be classified by function to: (i) those directly related to each revenue source (including general and administrative expenses and selling and marketing expenses relating directly to each operation); and (ii) overhead expenses which serve the business as a whole and are to be determined as general and administrative expenses.

Our strategy in respect of PC's commercial and entertainment centers is to dispose of commercial and entertainment centers upon completion, subject to certain exceptions. In response to the lingering real estate and financing crisis in CEE, and following discussion with the SEC, our management determined that PC no longer retains sufficient consistent historical experience of trading property realizations in order to clearly identify the actual operating cycle of selling its trading property. Under such circumstances, we decided to utilize for accounting reporting purposes an assumed operating cycle of 12 months. Revenues from these commercial and entertainment centers are mainly derived from their disposal to third parties, while until a disposal occurs we collect rental income from our completed commercial centers. Therefore, rental income from commercial centers (from the first day of their operations till the sale thereof) may not be sustainable in the future upon PC selling the commercial centers as part of its business cycle.

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

In these financial statements we initially applied IFRS 11 "Joint Arrangements" which is effective for annual periods beginning on or after January 1, 2013. IFRS 11 requires that the Company will have classified its joint arrangements as joint ventures and, accordingly, the Company is required to use the equity method of accounting as prescribed by IAS 28 –"Investment in Associates and Joint Ventures". Prior to the adoption of IFRS 11, the Company’s respective interests in its joint arrangements were classified as a jointly controlled entity and the Company’s share of the assets, liabilities, revenue, income and expenses were proportionately consolidated in the consolidated financial statements. IFRS 11 requires retrospective application for periods starting January, 1, 2012 and, accordingly, financial statements for the comparison year of 2011 have not been amended and the Company's joint ventures are accounted for using the proportionate consolidation model.

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

Statements of income

The following table presents our statements of income for each of the three years ended December 31, 2013, 2012 and 2011:

	Year ended December 31
	2 0 1 3	2 0 1 2	2 0 1 1 (*)	2 0 1 3
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$'000
	(Except for per-share data)
Revenues and gains

Revenues
Revenues from sale of commercial centers	8,614	67,594	3,525	2,482
Revenues from Hotels operations and management	202,791	206,746	286,548	58,424
Revenues from fashion merchandise and other	149,192	144,141	185,082	42,982
Total revenues	360,597	418,481	475,155	103,888

Gains and other
Rental income from Commercial centers	129,748	147,185	111,745	37,381
Gain from changes of shareholding in investees	-	9,369	-	-
Gain from sale of real estate assets	-	53,875	-	-
Total revenues and gains	129,748	210,428	111,745	37,381
Total revenues and gains	490,345	628,909	586,900	141,269

Expenses and losses
Commercial centers	124,737	213,367	159,626	35,937
Hotels operations and management	179,137	186,760	240,784	51,610
Cost of fashion merchandise and other	142,417	154,220	211,743	41,031
General and administrative expenses	60,643	48,771	61,857	17,471
Share in losses of associates, net	339,030	102,127	7,568	97,677
Financial expenses	337,423	187,667	164,001	118,088
Financial income	(3,930)	(28,303)	(65,571)	(5,834)
Change in fair value of financial instruments measured at fair value through profit and loss	68,407	50,229	(275,537)	3,536
Write-down, charges and other expenses, net	841,462	302,093	290,276	242,424
	2,089,326	1,216,931	794,747	601,940

Loss before income taxes	(1,598,981)	(588,022)	(207,847)	(460,671)

Income tax expenses (tax benefit)	(31,937)	(9,212)	63,283	(9,201)

Loss from continuing operations	(1,567,044)	(578,810)	(271,130)	(451,470)

Profit from discontinued operations, net	2,034	94,826	24,101	586

Profit (loss) for the year	(1,565,010)	(483,984)	(247,029)	(450,884)

(*)	Amounts for the year ended December 31, 2011 were not amended due to application of IFRS 11 and therefore are presented as originally reported. See above “Presentation method of financial statements”.

	Year ended December 31
	2 0 1 3	2 0 1 2	2 0 1 1 (*)	2 0 1 3
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$'000
	(Except for per-share data)

Attributable to:
Equity holders of the Company	(1,155,645)	(315,746)	(264,919)	(332,945)
Non-controlling interest	(409,365)	(168,238)	17,890	(117,939)

	(1,565,010)	(483,984)	(247,029)	(450,884)

Loss from continuing operations
Equity holders of the Company	(1,157,404)	(414,126)	(284,610)	(333,452)
Non-controlling interest	(409,640)	(164,684)	13,480	(118,018)

	(1,567,044)	(578,810)	(271,130)	(451,470)

Profit from discontinued operation, net
Equity holders of the Company	1,760	98,380	19,691	507
Non-controlling interest	274	(3,554)	4,410	79

	2,034	94,826	24,101	586

Earnings (loss) per share - (in NIS)
Basic earnings (loss) per share:
From continuing operation	(46.49)	(16.64)	(11.44)	(13.39)
From discontinued operations	0.07	3.95	0.79	0.02

	(46.42)	(12.69)	(10.65)	(13.37)
Diluted earnings (loss) per share:
From continuing operation	(46.49)	(16.64)	(11.44)	(13.39)
From discontinued operations	0.07	3.95	0.79	0.02

	(46.42)	(12.69)	(10.65)	(13.37)

(*)         Amounts for the year ended December 31, 2011 were not amended due to application of IFRS 11 and therefore presented as originally reported. See above "Presentation method of financial statements".

2013 compared to 2012

Income - Revenues and Gains

Total income (revenues and gains) in 2013 amounted to NIS 490 million ($141 million), compared to NIS 629 million in 2012.

Total revenues in 2013 amounted to NIS 360 million ($104 million), compared to NIS 418 million in 2012.

The Decrease is mainly attributable to:

(i)
Revenues from sale of commercial centers decreased to NIS 8 million ($2 million) in 2013 compared to NIS 68 million in 2012. In 2013 the revenues were attributable to sale of a plot by PC in the Czech Republic.  In 2012, the revenues were attributable to the sale of land by PC in Bulgaria.

(ii)
Revenues from hotel operations and management decreased to NIS 203 million ($58 million) in 2013 compared to NIS 207 million in 2012. The decrease was mainly attributable to a decrease in revenues from our hotel in Romania offset by an increase in the revenues from our hotels in Belgium. The average occupancy rate decreased from 75% in 2012 to 73% in 2013 and the average room rate increased from ˆ91 in 2012 to ˆ95 in 2013.

(iii)
Revenues from fashion merchandise and other increased to NIS 149 million ($43 million) in 2013 compared to NIS 144 million in 2012. Revenues in 2013 include solely the operations of the Mango brand while the revenues in 2012 include revenues of the Mango brand (NIS 127 million) and revenues of the GAP brand (NIS 17 million) until April 2012 (the date of its sale by us). The increase of NIS 22 million ($6 million) in revenues attributed to Mango operations in 2013 compared to 2012 was attributed to an improvement in the revenues of existing stores as well as the opening of new stores during 2013.

Total gains and other in 2013 amounted to NIS 130 million ($37 million) compared to NIS 210 million in 2012. An analysis of our gains and other is set forth below:

(i)
Rental income from commercial centers decreased to NIS 130 million ($37 million) in 2013 compared to NIS 147 million in 2012. The decrease was mainly attributable to the closing of a certain location of PC's Fantasy Park operations during 2013, which resulted in a decrease of NIS 18 million ($5 million) in income. PC's commercial centers operations contributed income of NIS 113 million ($33 million) in each of the years 2013 and 2012 attributable to the operations of six operating commercial centers through the years. The average occupancy rate in 2013 was 86% - 100% compared to 80%-98% in 2012.

(ii)	Gain from a sale of real estate assets in 2013 was NIS 0 as compared to gain of NIS 54 million attributable to the sale of four Dutch hotels in March 2012.

(iii)	Gain from a change of shareholding in investee in 2013 was NIS 0 as compared to NIS 9 million attributable to the sale of the retail activity of GAP in April 2012.

Expenses and losses

Our expenses and losses in 2013 amounted to NIS 2,089 million ($602 million) compared to NIS 1,217 million in 2012. An analysis of our expenses and losses is set forth below:

(i)
Expenses of commercial and entertainment centers decreased to NIS 125 million ($36 million) in 2013 compared to NIS 213 million in 2012. The expenses in 2012 included an amount of NIS 68 million attributable to the cost of plot which was sold in Bulgaria during 2012 compared to cost of NIS 10 million ($2.9 million) in 2013.

The cost attributable to the income from the operation of commercial centers and the Fantasy Park operations was NIS 115 million ($33 million) in 2013 compared to NIS 145 million ($ 42 million) in 2012. The decrease in these operational costs is attributable to the decrease in income derived from the operations of Fantasy Park as discussed above and the decrease in PC's general and administrative expenses mainly due to a decrease in stock-based compensation expenses and other operational costs.

(ii)	Cost of hotel operations and management decreased to NIS 179 million ($52 million) in 2013 compared to NIS 187 million in 2012, mainly attributable to the decrease in activity as discussed above.

(iii)
Cost of fashion merchandise and other decreased to NIS 142 million in 2013 compared to NIS 154 million in 2012. The decrease resulted from the sale of the retail activity of GAP in April 2012 offset by an increase resulted from the increase in Mango activity as discussed above.

(iv)
General and administrative expenses increased to NIS 61 million ($18 million) in 2013 compared to NIS 49 million in 2012. General and administrative expenses less non-cash expenses amounted to NIS 51 million ($15 million) in 2013 compared to NIS 35 million in 2012. Such increase in 2013 resulted mainly from cost and expenses relating to the process of consummating the Debt Restructuring.

(v)
Share in losses of associates, net increased to NIS 339 million ($98 million) in 2013 compared to NIS 102 million in 2012. Such losses in 2013 resulted mainly from write down of trading properties by our joint-venture entities in India as well as losses attributable to the operation of our medical activity. The losses in 2012 were mainly from write down of trading property by joint ventures entities of PC operating in Eastern Europe.

(vi)	Financial expenses increased to NIS 337 million ($97 million) in 2013 compared to NIS 188 million in 2012. Such amount includes:

(a) Interest and CPI-linked borrowings in the amount of NIS 365 million ($105 million) in 2013 compared to NIS 379 million in 2012;

The decrease in interest and CPI-linked borrowings in the amount of approximately NIS 14 million ($4 million) was mainly attributable to a repayment of outstanding principal of PC's notes during 2013.

(b) Loss from foreign currency translation differences in the amount of NIS 4 million ($1 million) in 2013 compared to NIS 33 million in 2012;

The decrease in exchange rate differences and other loss in the total amount of approximately NIS 29 million was mainly attributable to non-cash expenses attributed to the effect of the change in the exchange rate between the U.S. dollars and NIS on the Company's U.S. dollar denominated loans which are recorded in NIS and are measured in U.S. dollars.

These were offset by:

(c) Gain from repurchase of notes in the amount of NIS 0 million in 2013 compared to gain of NIS 113 million in 2012; and

(d) Financial expenses capitalized to qualified assets in the amount of NIS 31 million ($9 million) in 2013 compared to NIS 112 million in 2012.

(vii)
Financial income decreased to NIS 4 million ($1 million) in 2013 compared to NIS 28 million in 2012. Such decrease was attributable mainly to a decrease in the scope of our deposit and receivable during the year as well as a decrease in the interest rate.

(viii)
Losses from changes in fair value of financial instruments amounted to NIS 68 million ($20 million) in 2013 compared to a gain of NIS 50 million in 2012. This decrease was mainly attributable to the following:

(i)
Changes in fair value of financial instruments (mainly PC's notes which are measured at fair value through profit and loss) amounted to NIS 60 million in 2013 compared to a gain of NIS 98 million in 2012; and

(ii)
Loss from change in fair value of derivatives, embedded derivative and marketable securities (mainly swap transactions executed mainly by PC in respect of its notes) amounted to a loss of NIS 8 million in 2013 compared to loss in the amount of NIS 48 million in 2012.

(ix)	Write-down, charges and other expenses, net, increased to NIS 841 million ($242 million) in 2013 compared to NIS 302 million in 2012. The write-down in 2013 was attributable to:

i.	Write-down and impairment of PC's trading property, advances on account of trading properties and investment property in the amount of NIS 615 million ($177 million);

ii.	Write-down of our trading property and advances on account of trading property in India in the total amount of NIS 132 million ($38 million);

iii.	Impairment of goodwill related to our hotels business and to our hotels under development in the total amount of NIS 56 million($16 million); and

iv.	Initiation and other expenses, net in the total amount of NIS 38 million ($11 million)

As a result of the foregoing factors, we recognized loss before income tax in the total amount of NIS 1,599 million ($461 million) in 2013 compared to NIS 588 million in 2012.

Tax benefits amounted to NIS 32 million ($9 million) in 2013 compared to NIS 9 million in 2012. The increase in tax income was attributable mainly to timing differences related to PC's notes measured at fair value through profit and loss.

The aforementioned resulted in loss from continuing operations in the amount of NIS 1,567 million ($451 million) in 2013 compared to NIS 579 million in 2012.

Profit from discontinued operations, net, amounted to NIS 2 million ($0.6 million) in 2013 compared to NIS 95 million in 2012. Such profit in 2012 includes (a) gain from loss of control over our subsidiary InSightec in our medical segment in December 2012 in the amount of NIS 216, offset by (b) loss from InSightec's operations during 2012 in the amount of NIS 64 million and (c) loss from selling our U.S. investment properties in the amount of NIS 58 million.

The aforementioned resulted in a loss of NIS 1,565 million ($451 million) in 2013, of which a loss of NIS 1,155 million ($333 million) was attributable to our equity holders and NIS 409 million ($118 million) was attributable to the non-controlling interest. The loss in 2012 included loss of NIS 316 million attributable to our equity holders and NIS 168 million attributable to the non-controlling interest.

The deficit in our shareholders' equity as of December 31, 2013 amounted to NIS 409 million ($118 million) out of which a deficit of NIS 1,033 million ($298 million) is attributable to the equity holders of the Company and shareholders' equity of NIS 624 million ($180 million) is attributable to the non-controlling interest. Following the consummation of the Debt Restructuring (as described above) the shareholder equity attributable to the Company was increased in the total amount of approximately NIS 1.9 billion ($0.5 billion). Accordingly the total pro-forma shareholder equity of the Company following the consummation of the Debt Restructuring amounted to NIS 1.5 billion ($0.4 billion). This amount of shareholders equity attributable to the equity holders of the Company is approximately NIS 0.9 billion ($ 0.25 billion) and NIS 0.6 billion is attributable to the non-controlling interest.

The following table provides supplemental information of our results of operations per segment, for the year ended December 31, 2013 (in NIS million)

Segment	Hotels	Commercial Centers	Medical Industries	Fashion Apparel	Residential	Other and Allocations	Total
Revenues	203	8	75	149	-	(75)	360
Rental income from commercial centers	-	154	-	-	-	(24)	130
Gain from sale of real estate assets	-	-	-	-	-	-	-
Gain from loss of control over a subsidiary	-	-	-	-	-	-	-
Total revenues and gains	203	162	75	149	-	(99)	490
Costs and expenses	179	132	73	142	300	(372)	454
Research and development expenses	-	-	42	-	-	(42)	-
Other expenses (income), net	56	613	-	-	132	32	833
Segment profit (loss)	(32)	(582)	(40)	7	(432)	282	(797)
Financial expenses (income), net	(27)	(51)	(1)	(1)	-	(1)	(81)
Share in losses of associates, net	-	-	1	-	-	(340)	(339)
Unallocated general and administrative expenses							(61)
Unallocated financial expenses							(257)
Financial income							4
Changes in fair value of financial instruments measured at FVTPL							(68)
Loss before income taxes							(1,599)
Income taxes							32
Profit from continuing operations							(1,567)
Profit from discontinued operation							2
Loss for the year							(1,565)

2012 compared to 2011

Income - Revenues and Gains

Total income (revenues and gains) in 2012 amounted to NIS 629 million compared to NIS 587 million in 2011.

Total revenues in 2012 amounted to NIS 418 million compared to NIS 475 million in 2011.

The increase is mainly attributable to:

(i)
Revenues from sale of commercial and entertainment centers increased to NIS 68 million in 2012 compared to NIS 4 million in 2011. In 2012 PC consummated the sale of land in Bulgaria which generated revenues of NIS 68 million.

(ii)
Revenues from hotel operations and management decreased to NIS 206 million in 2012 compared to NIS 286 million in 2011. The decrease was mainly attributable to the sale of the four Dutch hotels in March 2012. This decrease was partially set off by an increase in the revenues from our hotels in Belgium and Romania. The average occupancy rate in these hotels was approximately 75% in 2012 and 72% in 2011, however the average room rate decreased from ˆ92 in 2011 to ˆ91 in 2012 for an average number of rooms of 1,026 in 2011 and 2012.

(iii)
Revenues from the sale of fashion retail and other decreased to NIS 144 million in 2012 compared to NIS 185 million in 2011. The decrease was mainly attributable to the sale of the retail activity of GAP in April 2012, partially offset by the increase in the revenues attributable to the activity of Mango. The same store revenues in Mango amounted to NIS 126 million in 2012 compared to NIS 106 million in 2011.

Total gains and other in 2012 amounted to NIS 210 million compared to NIS 112 million in 2011. Set forth below is an analysis of our gains and other:

(i)
Rental income from commercial centers increased to NIS 147 million in 2012 compared to NIS 112 million in 2011 as a result of the operation of six centers in 2012, of which six operated throughout the year, compared to the operation of five centers in 2011, four of which operated throughout the year (excluding income in respect of one commercial center which under IFRS 11 is accounted for under the equity method). The increase in revenues was also due to the increase in the average occupancy rates from 78%-90% in 2011 to 80%-98% in 2012.

(ii)	Gain from a sale of real estate assets increased to NIS 54 million compared to nil in 2011 attributable to the sale of four Dutch hotels in March 2012.

(iii)	Gain from a sale of shareholding in investee increased to NIS 9 million compared to nil in 2011 attributable to the sale of the retail activity of GAP in April 2012.

Expenses and losses

Our expenses and losses in 2012 amounted to NIS 1,217 million compared to NIS 795 million in 2011. Set forth below is an analysis of our expenses and losses:

(i)
Expenses of commercial and entertainment centers increased to NIS 213 million in 2012 compared to NIS 160 million in 2011 as a result of the operation of six commercial centers in 2012 compared to the operation of four commercial centers in 2011 as discussed above (excluding expenses in respect of one commercial center which under IFRS 11 is accounted for under the equity method). In addition, expenses in 2012 included NIS 68 million attributable to the sale of plots of land in Bulgaria.

(ii)
Cost of hotel operations and management decreased to NIS 186 million in 2012 compared to NIS 241 million in 2011. The decrease was mainly attributable to the sale of the four Dutch hotels in March 2012 as discussed above.

(iii)	Cost of fashion apparel and other decreased to NIS 154 million in 2012 compared to NIS 212 million in 2011. The decrease resulted from the sale of the retail activity of GAP in April 2012.

(iv)
General and administrative expenses decreased to NIS 49 million in 2012 compared to NIS 62 million in 2011. General and administrative expenses less non-cash expenses amounted to NIS 35 million in 2012 compared to NIS 37 million in 2011.

(v)
Share in losses of associates, net increased to NIS 102 million in 2012 compared to NIS 8 million in 2011. The share in losses in 2012 resulted mainly from write-down of trading property by PC's joint venture entities, which was included in these paragraphs as results of the implementation of IFRS 11.

(vi)	Financial expenses increased to NIS 188 million in 2012 compared to NIS 164 million in 2011. Such amount includes:

(a)	interest and CPI-linked borrowings in the amount of NIS 379 million in 2012 compared to NIS 464 million in 2011;

The decrease in interest and CPI-linked borrowings in the amount of approximately NIS 85 million was mainly attributable to (i) a decrease of NIS 38 million in the interest expense attributable to the Company's and PC’s notes as result of repayment of outstanding principal and buyback of the notes during 2012 and (ii) a decrease of NIS 28 million attributable to an increase in CPI, to which our and some of PC's notes are linked (1.44% in 2012, compared to 2.53% in 2011).

(b)	loss from foreign currency translation differences and other in the amount of NIS 33 million in 2012 compared to a gain in the amount of NIS 38 million in 2011;

The increase in exchange rate differences and others loss in the total amount of approximately NIS 71 million was mainly attributable to noncash expenses attributed to the effect of the change in the exchange rate between the Euro and NIS on PC's' notes, which are recorded in NIS and are measured in Euros.

(c)	gain from buy-back of notes in the amount of NIS 113 million in 2012 compared to NIS 64 million in 2011; and

(d)	financial expenses capitalized to qualified assets in the amount of NIS 112 million in 2012 compared to NIS 198 million in 2011.

(vii)
Financial income decreased to NIS 28 million in 2012 compared to NIS 66 million in 2011. Such decrease was attributable mainly to a decrease in the scope of our deposit and receivable during the year as well as a decrease in the interest rate.

(viii)	Losses from changes in fair value of financial instruments amounted to NIS 50 million in 2012 compared to a gain of NIS 276 million in 2011. This decrease was mainly attributable to the following:

(i)
Loss from changes in fair value of financial instruments (measured at fair value through profit and loss (mainly PC's notes)) amounted to NIS 98 million in 2012 compared to a gain of NIS 353 million in 2011; and

(ii)
Gain from change in fair value of derivatives, embedded derivative and marketable securities (mainly swap transactions) executed by PC in respect of its notes amounted to NIS 48 million in 2012 compared to loss in the amount of NIS 77 million in 2011.

(ix)
Write-down, charges and other expenses, net, increased to NIS 302 million in 2012 compared to NIS 290 million in 2011. The increase was attributable to the write-down in PC's trading property in Eastern Europe in the amount of NIS 301 million in 2012 compared to NIS 283 million in 2011.

As a result of the foregoing factors, we recognized loss before income tax in the total amount of NIS 588 million in 2012 compared to NIS 208 million in 2011.

Tax benefits amounted to NIS 9 million in 2012 compared to tax expenses in the amount of NIS 63 million in 2011. The decrease in tax expenses was attributable mainly to timing differences related to PC's notes measured at fair value through profit and loss.

The above resulted in loss from continuing operations in the amount of NIS 579 million in 2012 compared to NIS 271 million in 2011.

Profit from discontinued operations, net, amounted to NIS 95 million in 2012 compared to NIS 24 million in 2011. Such profit in 2012 includes (a) gain from loss of control over our subsidiary InSightec in our medical segment in December 2012 in the amount of NIS 216 million, offset by (b) loss from InSightec's operations during 2012 in the amount of NIS 64 million and (c) loss from selling our U.S. investment properties in the amount of NIS 58 million.

The above resulted in a loss of NIS 484 million in 2012, of which a loss of NIS 316 million was attributable to our equity holders and NIS 168 million was attributable to the non-controlling interest. The loss in 2011 included NIS 265 million attributable to our equity holders and profit in the amount of NIS 17 million attributable to the non-controlling interest.

The following table provides supplemental information of our results of operations per segment, for the year ended December 31, 2012 (in NIS million)

Segment	Hotels	Commercial Centers	Medical Industries*	Fashion Apparel	Residential	Other and Allocations	Total
Revenues	223	125	69	143	2	(171)	391
Rental income from commercial centers	-	175	-	-	-	-	175
Gain from sale of real estate assets	54	-	-	-	-	-	54
Gain from loss of control over a subsidiary	-	-	217	9	-	(217)	9
Total revenues and gains	277	300	286	152	2	(388)	629
Costs and expenses	203	384	70	155	10	(255)	567
Research and development expenses	-	-	41	-	-	(41)	-
Other expenses (income), net	(7)	294	-	-	-	2	289
Segment profit (loss)	81	(378)	175	(3)	(8)	(95)	(228)
Financial expenses (income), net	33	47	1	1	-	-	(82)
Share in losses of associates, net	-	-	(8)	-	-	(94)	(102)
Unallocated general and administrative expenses							(49)
Unallocated financial expenses							(105)
Financial income							28
Changes in fair value of financial instruments measured at FVTPL							(50)
Loss before income taxes							(588)
Income taxes							9
Profit from continuing operations							(579)
Profit from discontinued operation							95
Loss for the year							(484)

*  As we lost control over InSightec in 2012, revenues were classified to discontinued operations.

B.	Liquidity and Capital Resources

General

As discussed above in "Item 4. History and Development of the Company – Recent Events", on February 20, 2014, the consummation of our Debt Restructuring took place resulting, inter alia, in the following:

•	Cancellation of our unsecured financial debt subject matter of the Debt Restructuring as of such date (subject to the pending dispute with Bank Leumi);

•	509,713,459 ordinary shares were issued to our unsecured financial creditors;

•	We issued NIS 448 million aggregate principal amount of Series H notes and NIS 218 million aggregate principal amount of Series I notes; and

•
Our corporate debts (i.e., the outstanding series A-G and 1 notes, the secured debts to Bank Hapoalim and the outstanding debt to Bank Leumi) were reduced from approximately NIS 2.8 billion (approximately $0.8 billion) to NIS 0.8 billon (approximately $ 0.2 billion).

Our capital resources include the following: (a) proceeds from sales of commercial and entertainment centers and other real estate properties (hotels and residential) subject to market conditions; (b) proceeds from sale of our holdings in the medical business and fashion business subject to market conditions (c) new lines of credit obtained from banks and financial institutions as well as refinancing of our existing real estate project while increasing their leverage; and (d) available cash and cash equivalents.

See “ - Overview” above for information on the major transactions and events carried out by us in 2011, 2012 and 2013,  which resulted in material changes in our liquidity and capital resources.

Such resources are generally used for the following purposes:

(i)
Equity investments in our commercial and entertainment centers, our hotels and our residential projects, which are constructed by our wholly owned and jointly-controlled subsidiaries or joint ventures (special purpose entities that are formed for the construction of our real estate projects (a “Project Company”)). We generally finance approximately 30%-35% of such projects through equity investments in the Project Companies, while the remaining 65%-70% is generally financed through a credit facility secured by a mortgage on the project constructed by the respective Project Company, registered in favor of the financial institution that provides such financing. The equity investments in the Project Companies are typically provided by us (and our partners, if any) through shareholder loans that are subordinated to the credit facilities provided to the Project Company;

(ii)	Interest and principal payments on our notes and loans;

(iii)	Additional investment in Elbit Fashion, mainly for opening of new stores;

(iv)	Additional investment in our medical segment;

(v)	Equity investments in yielding assets in Western Europe;

(vi)	Other investments; and

(vii)	Payment of general and administrative expenses.

Liquidity

The sectors in which we compete are capital intensive. We require substantial up-front expenditures for land acquisition, development and construction costs, investment in investments in research and development, the ongoing maintenance of our hotels and retail segments and equity investments in the Western Europe real property market. Accordingly, we require substantial amounts of cash and financing for our operations. We cannot be certain that such external financing will be available on favorable terms, on a timely basis or at all, or that the amounts we earn from our projects will be as we planned.

Also, during recent years the world markets experienced a financial crisis from which they have not fully recovered that resulted in lower liquidity in the capital markets and lower liquidity in bank financing for real property projects. The financial crisis also affected our ability to obtain financing in CEE and India for our commercial shopping centers and residential projects in those countries, especially for projects under developments. Lower liquidity may result in difficulties to raise additional debt or less favorable interest rates for such debt. In addition, construction loan agreements generally permit the drawdown of the loan funds against the achievement of pre-determined construction and space leasing or selling milestones. If we fail to achieve these milestones (including as a result of the global financial crisis and the significant decrease in the number and volume of transactions in general), the availability of the loan funds may be delayed, thereby causing a further delay in the construction schedule.

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

The followings list describes major transactions and events in 2013, 2012 and 2011, which resulted in material changes in our liquidity:

Sources of Cash from Major Transactions and Events:

2013

•
In December 2013 the consortium of shareholders of Uj Udvar, in which PC indirectly holds a 35% stake, completed the sale of the Uj Udvar project to a private investor for consideration of EUR 2.4 million (NIS 11 million).

•
On November 14, 2013, PC reached an agreement to sell Koregaon Park Plaza, a retail and entertainment located in Pune, India, subject to the satisfaction of certain closing conditions, including consent of the financing bank. The transaction values the asset in an amount of EUR 40.3 million (NIS 192.9 million), which is the asset’s current carrying amount. Following the repayment of the outstanding related bank loan, PC will receive an aggregate gross cash proceeds from the purchaser totaling approximately EUR 18.5 million (NIS 88.5 million) which will be paid in several installments. As of December 31, 2013, PC received an advance of approximately EUR 2.3 million (NIS 11.5 million) and is expected to collect the remaining consideration between 2014 and 2016. It should be noted, however, that PC's counter party in this transaction is currently subject to certain governmental investigation (not relating to us) and that there is uncertainty as to its ability to continue pursuing the transaction.

•
On October 31, 2013 the consortium of shareholders of Dream Island, in which PC holds a 43.5% stake, has completed the sale of the Dream Island project land to the Hungarian State for approximately EUR 17 million. The proceeds of the transaction were used by the consortium to repay a proportion of the secured bank loan.

•
In July 2013 PC completed the sale of 100% of its interest in a vehicle which holds the interest in the Prague 3 project (“Prague 3”), a logistics and commercial centre in the third district of Prague. The transaction values the asset at approximately  EUR 11 million (NIS 53 million) and, as a result, further to related bank financing and other adjustments to the statement of financial position, PC has received cash proceeds of net EUR 7.6 million (NIS 36 million) .

•
In July 2013 PC completed the sale of 100% of its interest in an entity which holds the interest in plot of land in Prague. The transaction values the asset at approximately EUR 1.9 million (NIS 9 million).The net cash consideration after deducting a liability to third party amounted to EUR 1.3 million (NIS 6 million).

•
On May 29, 2013 PC completed the sale of its 50% interest in an Investee which mainly holds interests in an office complex project located in Pune, India. The total transaction value was EUR 33.4 million (NIS 158 million) and, PC has received gross cash proceeds of approximately EUR 16.7 million (NIS 79 million) in line with its holding.

•
In June 2012, a fire event occurred at the Koregaon Plaza shopping center in Pune, India, which resulted in a temporary close-down of the shopping center. PC's subsidiary maintains comprehensive general liability and property insurance, including business interruption insurance. During 2013 PC received an amount of NIS 32 million from the insurance company.

2012

•
On December 6, 2012, InSightec completed its issuance of Series C preferred shares for an aggregate amount of $30.9 million, which included $27.6 million invested by GE and $3.9 million invested by other investors. According to the terms of the transaction, GE and we converted all the existing shareholders loans that had been granted to InSightec into InSightec's series B-1 preferred shares in accordance with the terms of those loans. The transaction reflected a post-money valuation of InSightec of approximately $105.9 million (or pre-money valuation of $75 million and following the conversion of the loans as described above). As part of such transaction, and a series of agreements between Insightec and GE (more fully discussed in this Item 5 “Operating and Financial Review and Prospects- “Overview”)”) GE and InSightec signed the Cooperation Agreement that regulates the commercial relationship between the parties, including, among other things, with respect to product exclusivity, cooperation with respect to the development and sale of the parties' complementary products, distribution, marketing and sales, intellectual property rights and licenses, sale terms and conditions, and similar items. Under the Cooperation Agreement, InSightec is prohibited from developing systems that would be compatible with MRI systems manufactured by companies other than GE for a defined time period.

•
In August 2012 we entered into a NIS 75 million note structured transaction with a certain financial institution pursuant to which we purchased a NIS denominated zero-coupon credit linked note due to mature on October 2, 2013 (the "CLN") from the other party. The CLN referenced a portfolio of our notes (having a market value of NIS 75 million). The note portfolio was purchased by us under our note repurchase program that was announced on May 23, 2011 and in the framework of the transaction we sold the note portfolio to other party. In consideration, the other party paid us the market value of the note portfolio and arranged for the issuance of the CLN at an issue price of NIS 37.5 million.

In addition, in November 2012 we entered into a NIS 150 million  note structured transaction with another financial institution pursuant to which we received a NIS 75 million credit line for the purchase of a portfolio of our notes having an aggregate market value of up to NIS 150 million. We were allowed to purchase the note portfolio within a 10-week utilization period commencing at the effective date of the transaction. In the framework of the transaction, we had the right to sell to the other party notes that were acquired by us and which comprised the note portfolio in consideration for a payment by the other party of the agreed-upon financing amount not to exceed 50% of the aggregate market value of the note portfolio and that would be determined by the parties.

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

•
On February 20, 2013, the other parties notified us of the early termination of the transactions as a result of the decline in the market price of our outstanding Notes and consequent failure to meet the loan-to-value covenants under the agreements governing the transactions. Under the terms of the transactions, upon the early termination of the transactions as a result of a decline in the market price of the notes the financial institutions are permitted to sell the notes held by each of them as of the date of termination, and use the proceeds of the sales to redeem the respective credit-linked notes, either execute a cash settlement or physical settlement thereof and deliver to us the proceeds of the sale of the notes or the remainder of the notes not sold, in excess of the early termination amounts, which shall be retained by the financial institutions. The early termination amounts consist of the principal and interest (at the agreed-upon internal rate of return) under the respective credit-linked notes and unwind costs which are due to the financial institutions under the transactions. The sale of notes held by the financial institutions covered the termination amounts. The amounts of cash or notes to be returned to us will depend on the prices at which the notes are sold by the financial institutions. As discussed above in Item 5 “Operating and Financial Review and Prospects", in June 2012 the EPN Group sold 47 of the shopping centers it held to BRE DDR Retail Holdings LLC for a purchase price of $1.43 billion. The total proceeds from the transaction, including cash and other net working capital items less property level financing which was repaid by the EPN Group or assumed by the buyer at closing (in the amount of approximately $928 million), amounted to approximately $530 million. The remaining two shopping centers were sold in July 2012 for $41.0 million.

•
On February 23, 2012, InSightec and InSightec’s wholly owned subsidiary concluded a series of agreements with GEHC pursuant to which GEHC will provide financing to InSightec in the form of convertible notes up to a total of $13,750,000, bearing interest at a rate of 6% per annum or a rate equivalent to the interest applicable to the financing provided by us and Elbit Medical. The convertible notes will be due and payable by October 1, 2016, and will be convertible into Series B-1 Preferred Shares of InSightec, In addition, we and Elbit Medical entered into a series of agreements with InSightec and GEHC pursuant to which, among other things, upon Elbit Medical obtaining the approval of its shareholders the financing granted to InSightec by us and Elbit Medical during 2010 and 2011 will be amended to provide similar loan terms and security mechanisms as set forth in this funding agreement, so that Elbit Medical and us will receive convertible notes convertible on the same terms and up to the same amounts as the GEHC notes. The convertible notes issued to GEHC and Elbit Medical and the note that will be issued to us will be secured, pari passu, by floating charges over the assets of InSightec and its wholly owned subsidiary. As for the conversion of such loans to Series B1 shares of InSightec – see Item 4. “Information on the Company” above.

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

•
In March 2012, we entered into a share purchase agreement with PPHE for the sale of our holdings in certain subsidiaries which own a 50% interest in the following hotels in the Netherlands: the Park Plaza Victoria Amsterdam Hotel, the Park Plaza Utrecht Hotel, the Arthotel Amsterdam and the Park Plaza Airport Hotel. These hotels were jointly owned by us and PPHE and were managed by PPHE. The transaction reflected an asset value of ˆ169 million (for all four hotels. The total net consideration payable to us was ˆ26.5 million. In addition, approximately ˆ58 million (approximately $75 million) of our subsidiaries’ share (50%) of banks loans was assumed by PPHE by virtue of the purchase of those subsidiaries and were eliminated from our consolidated balance sheet. The consideration was paid to us in May 2012 as follows: (i) ˆ23 million  in cash; (ii) 700,000 ordinary shares of PPHE, with a market price of approximately ˆ2.0 million, based on the quotation of such shares’ price on the London Stock Exchange as of March 30, 2012; and (iii) an additional payment in the aggregate amount of up ˆ1.5 million  that shall be made on the fourth anniversary of the date of transfer and shall be subject to certain adjustments, based on the PPHE shares’ market price, as set forth in the agreement.

2011

•
On October 3, 2011, BUTU completed a refinancing of its five star Radisson Blu Hotel located in Bucharest, Romania.  According to the facilities agreement, a leading international European bank granted BUTU a loan of up to ˆ71.5 million. The loan may be drawn down in two tranches, with Tranche A in the amount of approximately ˆ62.5 million having been drawn down on September 29, 2011, and Tranche B in the amount of approximately ˆ9.0 million to be drawn down between December 31, 2012 and March 31, 2013, subject to the satisfaction of certain conditions as stipulated in the facilities agreement.  The proceeds of the loan was used, inter alia, to repay BUTU's current outstanding bank facility and to repay to us our shareholder loans in the amount of approximately ˆ25 million.

•
On September 23, 2011, PC paid an interim cash dividend payment of ˆ30 million  to its shareholders, of which we received ˆ18.7 million, out of which ˆ8.7 million was used to serve our debt to an Israeli bank under a loan agreement dated March 2011 pursuant to which we pledged 29% of PC's outstanding shares.

•
On September 21, 2011, our wholly owned indirect subsidiary, Elbit USA, LLC ("EUS") entered into the Term Loan Agreement with Eastgate, for the Term Loan in the amount of $30 million. The loan was repaid in full in July 2012. For a discussion of the warrant granted in the framework of the loan agreement see "Closing of the Debt Restructuring and Issuance of New Shares and Notes" above.

•
On September 19, 2011, EDT distributed an interim dividend payment of $26 million. Elbit Plaza USA received a total distribution amount of $11.8 million. Each of ours and PC’s share in such distribution is approximately $5.9 million.

•
During July 2011, our indirectly held joint entity EPN Group finalized the binding takeover bid offer in EDT following which EPN Group's holdings in EDT increased to 97.5%. Thereafter, EPN Holdings completed the acquisition of the remaining units of EDT in accordance with the takeover offer. The total amount of the investments of the EPN Group in the framework of the binding takeover offer amounted to $242 million. The total amount of investment by us and PC in the framework of the binding takeover offer amounted to $57 million each.

•
In March 2011, we entered into a new financing agreement (subsequently amended) with an Israeli bank in the amount of $70 million, replacing the previous financing agreement. The new agreement is for a 6-year term and bears interest at a rate of LIBOR + 3.8% per annum. As security for this facility, we have pledged to the Israeli bank (i) an amount of 86 million shares of PC, representing approximately 29% of PC's outstanding shares, which will be subject to a 70% loan to value mechanism on PC's shares; (ii) all of our holdings (100%) in Elbit Trade & Retail Ltd. which, following the sale thereof to Gottex, was replaced with a pledge over all of our holdings in Elbit Fashion; and (iii) a deposit that equals next year’s principal and interest amount. In addition, we elected to exercise the option of pledging our holdings in some of our hotels in the Netherlands in order to credit the value of those holdings towards the satisfaction of the loan to collateral value ratio which, following the sale of those hotels to PPHE, was replaced with a pledge over certain receivables. The said agreement was replaced by a new facility agreement on December 29, 2013.

•
In March 2011, we issued additional unsecured non-convertible Series D Notes to investors in Israel, by expanding the existing series, in an aggregate principal amount of approximately NIS 96 million for gross proceeds of approximately NIS 108 million. For interest rates our notes, see “ - Other Loans” below.

•	In January 2011, PC issued additional Series A and B Notes for an aggregate consideration of approximately NIS 300 million.

The following table sets forth the components of our cash flows statements for the periods indicated:

	Year ended December 31,
	2013	2013	2012	2011
	Convenience translation in $ thousands	NIS Thousands	NIS Thousands	NIS Thousands
Net cash used in operating activities	(4,861)	(16,873)	(315,789)	(240,889)
Net cash provided by (used in) investing activities	102,136	354,517	1,455,511	325,352
Net cash (used in) provided by financing activities	(156,921)	(544,674)	(1,152,882)	(580,640)
Decrease in cash and cash equivalents	(59,646)	(207,030)	(13,160)	(496,177)

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

Net cash used in operating activities was NIS 17 million (approximately $5 million) in 2013 compared to NIS 316 million in 2012 and NIS 241 million in 2011.

Our cash flow from operating activities in 2013, 2012 and 2011 was influenced by the following significant factors:

(i)
Cash flow from operating activities in 2013 included negative cash flow resulting from the cost of purchase of trading properties in an amount of NIS 11 million ($3 million) mostly regarding the development of the Koregaon park in India.

(ii)
Cash flow from operating activities in 2012 included negative cash flow resulting from the cost of purchase of trading properties and payments on the account of trading properties of NIS 80 million. Most of the acquisitions and investments in trading properties in 2012 were: India (Koregaon Park project) and Serbia (Krugajevac project).

(iii)
Cash flow from operating activities in 2011 included negative cash flow resulting from the cost of purchase of trading properties and payments on the account of trading properties of NIS 404 million. Most of the acquisitions and investments in trading properties in 2011 were: Poland (Torun project); India (Koregaon Park); Serbia (Krugajevac project); and Romania (the Casa Radio project).

(iv)
Cash flows from operating activities in 2013, 2012 and 2011 also included the proceeds from operations of our commercial centers, hotels, retail and U.S. retail properties, image guided segments (which are included as cash flow from discontinued operations) less operating expenses of those segments (including research and development expenses, sales and marketing and general and administrative expenses attributable directly to those segments) as well as general and administrative expenses of our headquarters.

Cash used in or from investing activities

Cash flow provided by investing activities in 2013, 2012 and 2011 amounted to NIS 355 million ($102 million), NIS 1,456 million and NIS 325 million, respectively.

Our cash flow provided by investing activities in 2013 was influenced by the following factors:

(i)	Proceeds from sale of investment property in the Czech Republic in an amount of NIS 37.6 million ($11 million).

(ii)	Proceeds from realization of joint ventures entities (Kharadi in India, Dream island and Uj Udvar in Hungary) in an amount of NIS 96 million ($28 million).

(iii)	Proceeds from realization of long term deposits and loans in an amount of NIS 45 million ($13 million), mainly attributable to PC's operations.

(iv)	Proceeds from sale of available for sale marketable securities net of purchase of available for sale marketable securities amounted to NIS 51 million ($15 million).

(v)	Purchase of property, plant and equipment, investment property and other assets in the amount of NIS 22 million ($6 million) mainly attributable to our hotel segment.

(vi)	Disposition of short-term deposits and marketable securities, net, in the amount of NIS 140 million (approximately $40 million).

Our cash flow provided by investing activities in 2012 was influenced by the following factors:

(i)	Proceeds from sale of a Joint venture holding U.S. real estate properties (which are classified as discontinued operations) in an amount of NIS 874 million.

(ii)	Proceeds from realization of our Joint venture holding hotels in the Netherlands and from the sale of GAP in the total amount of NIS 147 million.

(iii)	Proceeds from realization of long term deposits and loans in an amount of NIS 276 million, mainly attributable to the sale of the long term structures by PC.

(iv)	Purchase of property, plant and equipment, investment property and other assets in the amount of NIS 16 million.

(v)	Investments in associates and other companies in an amount of NIS 27, mainly attributable to investment of the Group in InSightec.

(vi)	Proceeds from interest received from deposits in the amount of NIS 38 million.

(vii)	Proceeds from sale of available for sale marketable securities net of purchase of available for sale marketable securities amounted to NIS 73 million.

(viii)	Disposition of short-term deposits and marketable securities, net, in the amount of NIS 89 million.

Our cash flow provided by investing activities in 2011 was influenced by the following factors:

(i)
Purchase of property, plant and equipment, investment property and other assets in the amount of NIS 34 million mainly attributable to the renovation of the Victoria hotel in Amsterdam and Radisson Blu Bucharest Hotel in Romania and leasehold improvements of Elbit Fashion’s new stores.

(ii)
Proceeds from long-term deposits and long-term loans in the amount of NIS 33 million mainly attributable to proceeds from long-term loans provided to PPHE’s subsidiary in respect of a loan provided to it in the framework of the sale of our hotels in London.

(iii)	Investments in long-term deposits and long term loans in the amount of NIS 46 million.

(iv)	Proceeds from interest received from deposits in the amount of NIS 65 million.

(v)	Disposition of short-term deposits and marketable securities, net, in the amount of NIS 333 million.

(vi)
Our cash flow from discontinued investing activities in 2011 amounted to NIS 61 million which is mainly attributable to (i) purchase of investment property in the U.S. in an amount of NIS 37 million; and (ii) investments in associates and other companies in the amount of NIS 20 million mainly attributable to the increase in our shareholding in the EPN Group in 2011 from 43.3%, to 45.38%.

Cash flow from financing activities

Cash flow used in financing activities in 2013, 2012 and 2011 amounted to NIS 545 million ($157 million), NIS 1,153 million and NIS 581 million, respectively.

Our cash flow used in financing activities in 2013 was influenced by the following factors:

(i)	Proceeds from re-issuance of our notes in an amount of NIS 76 million ($22 million).

(ii)	Interest paid in cash by us in the amount of NIS 98 million ($28 million) on our borrowings (mainly notes issued by PC and loans provided to our hotels and commercial centers).

(iii)
Repayment of borrowings, net, of proceeds from loans in the amount of NIS 420 million ($120 million), mainly attributable repayment of  PC notes and repayments of loans provided to our operating commercial centers and our hotels.

(iv)	Proceeds from selling a derivative in the amount of NIS 8 million ($2 million).

(v)	Repayment of short-term credit in the amount of NIS 94 million ($27 million).

Our cash flow used in financing activities in 2012 was influenced by the following factors:

(i)	Proceeds from re-issuance of our notes to financial institutions in an amount of NIS 58 million.

(ii)	Repurchase of notes by us and PC in the amount of NIS 184 million.

(iii)	Interest paid in cash by us in the amount of NIS 347 million on our borrowings (mainly notes issued by us and PC and loans provided to our hotels and commercial centers).

(iv)
Repayment of borrowings, net of proceeds from loans in the amount of NIS 642 million, mainly attributable to the repayment of notes by us and by  PC and and repayments of loans provided to our operating commercial centers and our hotels.

(v)	Proceeds from selling derivatives in the amount of NIS 62 million.

(vi)	Proceeds from short-term credit in the amount of NIS 202 million, mainly attributable to new loans raised by PC during 2012 in order to finance the construction of its trading property.

(vii)	Repayment of short-term credit in the amount of NIS 247 million.

(viii)	Net cash flow used in discounted financing activities amounted to NIS 55 million mainly attributable to repayment of loans attributable to our U.S. real estate properties.

Our cash flow used in financing activities in 2011 was influenced by the following factors:

(i)	Dividend paid to non-controlling interest by PC in the amount of NIS 57 million.

(ii)	Repurchase of notes by us and PC in the amount of NIS 202 million.

(iii)	Interest paid in cash by us in the amount of NIS 390 million on our borrowings (mainly notes issued by us and PC and loans provided to our hotels).

(iv)
Repayment of borrowings, net, of proceeds from loans in the amount of NIS 110 million), mainly attributable to the funds paid and funds raised by PC and us from unsecured non-convertible notes issued during 2011, and loans provided to us and to our hotels.

(v)	Proceeds from selling derivatives in the amount of NIS 223 million (approximately $58 million).

(vi)	Proceeds from short-term credit in the amount of NIS 411 million, mainly attributable to new loans raised by PC during 2011 in order to finance the construction of its trading property.

(vii)	Repayment of short-term credit in the amount of NIS 158.

(viii)
Net cash flow  used in discontinued  financing activities  amounted to NIS 297 million mainly attributed to (i) payment in respect of transactions with non-controlling interests, net in the amount of NIS 382 million  mainly from the purchase of the remaining 52.2% units of EDT by EPN Group; offset by (ii)  loans received in the net amount of NIS 109 million which is  attributable to our U.S. real estate properties.

Major balance sheet changes

The following table discloses the balance sheet balances in NIS million and major balance sheet items as a percentage of total assets as of December 31, 2013, 2012 and 2011:

	2013		2012		2011
	NIS million	%	NIS million	%	NIS million	%
Current assets	694	15%	1,042	15%	1,258	12%
Current liabilities	4,794	105%	1,722	26%	2,227	21%
Non-current assets	3,870	85%	5,700	85%	9,113	88%
Non-current liabilities	179	4%	3,632	54%	6,605	64%
Shareholders’ equity (Deficiency):
Attributable to our equity holders	(1,033)	(23)%	289	4%	360	3.5%
Non-controlling interest	624	14%	1,100	16%	1,179	11.5%

2013 compared to 2012

The decrease in current assets in the amount of NIS 348 million ($100 million) in 2013 was mainly attributable to a decrease in each of: (i) short-term deposits and investment in the amount of NIS 240 million ($69 million), mainly in PC Euro-deposits and available for-sale financial assets; and (ii) cash and cash equivalents in the amount of NIS 217 million ($63 million) discussed above;

This decrease was offset by: (i) proceeds from insurance company as indemnification of the fire in the Koregaon park in an amount of NIS 32 million ($9 million); (ii) proceeds from a repayment from park plaza in an amount of NIS 44 million ($13 million); and (iii) classification of Koregaon park trading property to current assets due to agreement we reached for its sale, which as of the balance sheet date has yet to occur.

The increase in current liabilities in the amount of NIS 3,072 million ($885 million) in 2013 was mainly attributable to: (i) an increase due to the classification of our and PCs notes and loans to current liabilities in an amount of NIS 2,964 million ($854 million) due to the default to repay the notes and part of the loans and cross default with regard to the rest of the loans; (ii) an increase in interest payable (mainly  interest accrued on our notes which was not paid during 2013 ).

The decrease in non-current assets in the total amount of NIS 1,830 million ($527 million) in 2013 was mainly attributable to (i) write-down of PC trading properties in an amount of NIS 677 million ($195 million); (ii) a classification of  the trading property (Koregaon park project) in the amount of NIS 193 million ($56 million), due to  agreement  we reached for its sale which as of the date of this Annual Report has yet to occur; (iii) a decrease in long term deposits in an amount of NIS 73 million ($21 million); (iv) impairment of investments in joint ventures in an amount of NIS 336 million ($97 million); and (v) a decrease in investment property in an amount of NIS71 million ($20 million) due to the sale of the Prague 3 project.

The decrease in non-current liabilities of NIS 3,453 million ($995 million) in 2013 was mainly attributable to a decrease in (i) classification of our’s and PCs notes and loans to current liabilities in an amount of NIS 2,964 million ($854 million) due to the default to repay the notes and part of the loans and cross default with regard to the rest of the loans; (ii) repayment of PCs notes and loans and the hotels loans in an amount of NIS 424 million ($122 million).

2012 compared to 2011

The decrease in current assets in the amount of NIS 216 million in 2012 was mainly attributable to a decrease in each of: (i) short-term deposits and investment in the amount of NIS 86 million, mainly in PC Euro-deposits and available for-sale financial assets; and (ii) cash and cash equivalents in the amount of NIS 64 million as discussed above.

The decrease in current liabilities in the amount of NIS 505 million in 2012 was mainly attributable to: (i) a decrease in suppliers and service provider in the amount of NIS 150 million, mainly due to the completion of construction of PC commercial centers in Poland during 2012; (ii) a decrease in payable and other credit balance in the amount of NIS 111 million, mainly due to the classification of InSightec to discontinued operation; (iii) a decrease in a loan granted to PC by certain financial institution to finance financial instruments attributed to the selling of those financial instruments by PC.

The decrease in non-current assets in the total amount of NIS 3,413 million in 2012 was mainly attributable to (i) trading property in the amount of NIS 260 million, mainly due to the write-down of PC trading properties in Romania, Serbia, India, Hungary, Poland, Czech and Bulgaria; (ii) investment property in the amount of NIS 2,548 million due to the sale of our U.S. operation that occurred during 2012; and (iii) other changes attributable mainly to first adoption of IFRS 11 on trading properties and investments in joint ventures.

The decrease in non-current liabilities of NIS 2,973 million in 2012 was mainly attributable to a decrease in (i) loans in the amount of NIS 1,880 million attributable to the U.S operation and to the Dutch hotel operation that were sold during 2012 and (ii) notes issued by us and PC as a result of the repayment of the principal outstanding under such loans and our buyback plan.

Concentration of Credit Risk

We hold cash and cash equivalents, short term investments and long-term deposits at banks and financial institutions in various reputable banks and financial institutions.  Our maximum credit risk exposure is equal to the financial assets presented in the balance sheet.

Due to the nature of their activity, our subsidiaries operating in the hotel, medical and fashion merchandise segments, are not materially exposed to credit risks stemming from dependence on a given customer. Our subsidiaries examine the credit amounts extended to their customers on an ongoing basis and, accordingly, record a provision for doubtful debts based on factors they believe to have an effect on specific customers. As of December 31, 2013 and 2012 our trade receivables do not include any significant amounts due from buyers of trading property.

Derivative Instruments

For information on financial instruments used, profile of debt, currencies and interest rate structure, see “Item 11. Quantitative and Qualitative Disclosure about Market Risks” below.

Other Loans

We have entered into or assumed liability for various financing agreements, either directly or indirectly through our subsidiaries, to provide capital for the purchase, construction, and renovation and operation of commercial and entertainment centers and hotels as well as for various investments in our other operations. Set forth below is certain material information with respect to material loans extended to us, our subsidiaries and our jointly controlled companies as of December 31, 2013. In May 2011 we announced a repurchase program of up to NIS 150 million of our Series A-G notes, and in November 2012 we announced an increase of the repurchase program in an additional amount of up to NIS 125 million of our Series A-G and Series 1 notes. All of the notes repurchased by us directly (as opposed to those repurchased by our subsidiary Elbit Financial Services, Limited Partnership ("Elbit Financial")) were delisted from the TASE and the Notes purchased by Elbit Financial were cancelled at the closing of the Debt Restructuring (without being allotted with New Notes and shares).

The loans granted to our jointly controlled companies are presented in the following table at their 100% amount, unless otherwise specified.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2013	Interest	Payment Terms
EI	Series A Notes issued to the public	NIS 594.2 million (approximately $171 million)	NIS 201.4million (approximately $58 million) (following repurchases of the notes by us and our subsidiary Elbit Financial)	6% per annum, linked to the Israeli CPI.	10 semi-annual installments commencing August 2009 through 2014. Interest payable by semi-annual installments commencing 2006 through 2014.
Principal Security and Covenants	Unsecured
Other Information
The notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
Events of default include, among others, the cross default with other series of notes and delisting from both the TASE and NASDAQ Global Select Market.
Upon consummation of the Debt Restructuring, such notes were cancelled.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2013	Interest	Payment Terms
EI	Series B Notes issued to the public	$14.8 million	$ 4.1 million (following repurchases of the notes by us and our subsidiary Elbit Financial)	Libor + 2.65%	10 semi-annual installments commencing August 2009 through 2014. Interest payable by semi-annual installments commencing 2006 through 2014.
Principal Security and Covenants	Unsecured
Other Information
The notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
Events of default include, among others, the cross default with other series of notes and delisting from both the TASE and NASDAQ Global Select Market.
Upon consummation of the Debt Restructuring, such notes were cancelled.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2013	Interest	Payment Terms
EI	Series C Notes issued to the public	NIS 455 million (approximately $122 million)	NIS 265.7 million (approximately $76.5 million) (following repurchases of the notes by us and our subsidiary Elbit Financial)	5.3% per annum, linked to the Israeli CPI.	10 annual installments commencing September 2009 through 2018. Interest payable by semi-annual installments commencing 2007 through 2018.
Principal Security and Covenants	Unsecured
Other Information
The notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
Events of default include, among others, the cross default with other series of notes and delisting from both the TASE and NASDAQ Global Select Market.
Upon consummation of the Debt Restructuring, such notes were cancelled.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2013	Interest	Payment Terms
EI	Series D Notes issued to the public	NIS 746 million (approximately $200 million)	NIS 797.1 million (approximately $229.6 million) (following repurchases of the notes by us and our subsidiary Elbit Financial)	5% per annum, linked to the Israeli CPI.	8 annual installments commencing April 2013 through 2020. Interest payable by semi-annual installments commencing 2007 through 2020.
Principal Security and Covenants	Unsecured
Other Information
The notes are registered for trade on the TASE.
The notes are not registered under the Securities Act.
Events of default include, among others, the cross default with other series of notes and delisting from both the TASE and NASDAQ Global Select Market.
Upon consummation of the Debt Restructuring, such notes were cancelled.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2013	Interest	Payment Terms
EI	Series E Notes issued to the public	NIS 64.5 million (approximately $17 million) (less amount of notes repurchased by us, as described below)	NIS 60.7 million (approximately $17.5 million)	6.3% per annum, linked to the Israeli CPI.	10 annual installments commencing July 2012 through 2021. Interest payable by semi-annual installments commencing 2007 through 2021.
Principal Security and Covenants	Unsecured
Other Information	The notes are registered for trade on the TASE. The notes are not registered under the Securities Act. Upon consummation of the Debt Restructuring, such notes were cancelled.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2013	Interest	Payment Terms
EI	Series F Notes issued to the public	NIS 502.8 million (approximately $135 million)	NIS 277.6 million (approximately $80 million) (following repurchases of the notes by us and our subsidiary Elbit Financial)	5.7% per annum, linked to the Israeli CPI.	6 annual installments commencing October 2010 through 2015. Interest payable by semi-annual installments commencing 2008 through 2015.
Principal Security and Covenants	Unsecured
Other Information	The notes are registered for trade on the TASE. The notes are not registered under the Securities Act. Upon consummation of the Debt Restructuring, such notes were cancelled.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2013	Interest	Payment Terms
EI	Series G Notes issued to the public	NIS 466.5 million (approximately $125 million)	NIS 477.8 million (approximately $137.7 million) (following repurchases of the notes by us and our subsidiary Elbit Financial)	5.08% per annum, linked to the Israeli CPI.
5 annual installments commencing December 2014 through 2018 (10% of the principal will be payable on December 31, 2014, 20% of the principal will be payable on December 31 on each of 2015 and 2016, and 25% of the principal will be payable on December 31 on each of 2017 and 2018).
Interest payable by semi-annual installments commencing 2010 through 2018.

Principal Security and Covenants	Unsecured
Other Information	The notes are registered for trade on the TASE. The notes are not registered under the Securities Act. Upon consummation of the Debt Restructuring, such notes were cancelled.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2013	Interest	Payment Terms
EI	Series 1 Convertible Notes issued to the public	NIS 112 million (approximately $30 million)	NIS 106.3 million (approximately $30.6 million) (following repurchases of the notes by us and our subsidiary Elbit Financial)	6.25% per annum.	First half to be paid on December 31, 2013, and second half to be paid on December 31, 2014. Interest payable by semi-annual installments commencing 2009 through 2014.
Principal Security and Covenants	Unsecured.
Other Information
The notes were convertible into our ordinary shares at the price of NIS 128 per share until July 31, 2013 and at the price of NIS 200 per share thereafter.
Upon consummation of the Debt Restructuring, such notes were cancelled.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2013	Interest	Payment Terms
EI	Bank Hapoalim B.M.	$70.0 million	$48.7 million	LIBOR + 3.8%; if LTV (Loan to Value) greater than 0.7; Increase of interest by 2.5%	6 annual installments commencing March 2011 through 2017. Interest payable by quarterly installments commencing March 2011 through 2017.
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

As to the pledge of 29% of Plaza Center's outstanding shares (depositary interests) discussed above in "Item 5. Operating and Financial Review and Prospects", we are required to maintain a ratio between the net debt amount and the market value of the pledged shares (the "Collateral LTV Ratio"). If the Collateral LTV Ratio exceeds a certain rate, we may, at our sole discretion, do one or more of the following: (i) reduce the debt and (ii) provide a cash deposit pledged in favor of Bank Hapoalim. In the event that we fail to comply with any of the covenants, or upon the occurrence of an event of default (including the failure to provide additional securities), Bank Hapoalim shall be entitled to demand the immediate repayment of the loan and the interest rate will be increased.  As of today we are in breach of that covenant and certain other covenants.
In the framework of the sale of our Dutch hotels to PPHE in March 2012, Bank Hapoalim has agreed to release the pledges over our (indirect) holdings in the Dutch hotels, which were replaced with an assignment by way of pledge over certain receivables due to us from PPHE's subsidiary. Please see "Item 4.B - Business Overview – Hotels".

Other Information
On December 29, 2013 we entered into the Refinancing Agreement with Bank Hapoalim that cancelled and replaced the aforementioned loan agreement,  pursuant to which, , the payment of the outstanding loan amount (approximately $48 million) was extended by a period of three years from the consummation of the Refinancing Agreement (i.e, February 20, 2017) and such amount will bear interest of LIBOR +3.8%, which will be payable quarterly, and an additional 1.3% which will be payable on the final maturity date. In addition, pursuant to the Refinancing Agreement (i) first-ranking fixed charges will be placed on our holdings and other rights in certain of our subsidiaries holding our hotels in Romania and Belgium as collateral securing our debt to Bank Hapoalim under the Refinancing Agreement. Such charges shall be placed in addition to the existing securities that Bank Hapoalim held under the loan previously received from Bank Hapoalim, i.e., a first ranking pledge over an amount of 86 million shares of PC, representing approximately 29% of PC's outstanding shares and on our holdings (100%) in Elbit Fashion Ltd. (ii) in the event that the Loan is paid before May 31, 2014 Bank Hapoalim shall return to us, without consideration, 8,423,368 Ordinary Shares and (iii) we are subject to certain prepayment obligations in the event of prepayment of the aforementioned new notes or distribution. For further details regarding the Refinancing Agreement, please see the Form 6-K we filed on November 14, 2013.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2013	Interest	Payment Terms
EI	Bank Leumi Le-Israel B.M.	$24.2 million	$13.1 million	LIBOR + 3.5%	5 annual installments commencing June 2011 through March 2016. Interest payable by quarterly installments commencing June 2011 through March 2016.
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

Other Information
In March 2013 we informed Bank Leumi that we would not be making the upcoming payment to it on March 29, 2013 of principal and interest due under the loans made by Bank Leumi to us. For more information regarding the letter we received from Bank Leumi demanding repayment of the outstanding balance of approximately $14.1 million (approximately NIS 52 million) due as well as the inclusion of Bank Leumi in the Debt Restructuring, please see "Item 4.A – History and Development of the Company – Recent Events" and "Item 10.C – Material Contracts – The Debt Restructuring". A disagreement has arisen with respect to the effectiveness of certain pledges over our bank account in Bank Leumi, which in our opinion should have been erased and have no binding effect. In connection with the Debt Restructuring we issued to an escrow agent for the benefit of Bank Leumi approximately NIS 8.0 million (approximately $2.3 million) in principal amount of our Series H Notes, approximately NIS 3.9 million (approximately $1.1 million) in principal amount of our Series I Notes, and 9,090,122 ordinary shares. We have outstanding disputes with Bank Leumi with respect to whether the debt we owe to Bank Leumi is unsecured or secured. Upon the resolution of such disputes, these securities will be transferred to Bank Leumi or to us (or one of our subsidiaries).

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2013	Interest	Payment Terms
PC	Series A Notes issued to the public	NIS 245 million (approximately $70.6 million)	NIS 296 million* (approximately $85.3million)	4.5% per annum, linked to the Israeli CPI.
Principal payable in 8 equal annual installments commencing December 31, 2010 through December 31, 2017.
Interest payable by semi-annual installments commencing December 31, 2007 through December 31, 2017.

Principal Security and Covenants	Unsecured
Other Information
The Notes have been registered for trade on the TASE.
Due to the initiation of suspension of payment proceedings by PC, there was no repayment of the bonds A principal and interest at December 31, 2013 (See "PC debt restructuring").
The Notes are not registered under the Securities Act.
* NIS 230 million are presented at fair value through profit and loss (the fair value as of December 31, 2013 was NIS 168.3 million) NIS 66 million are presented at amortized cost.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2013	Interest	Payment Terms
PC	Series B Notes issued to the public	NIS 508 million (approximately $146 million)	NIS 576 million* (approximately 166million)	5.4% per annum, linked to the Israeli CPI	Principal payable in 5 equal annual installments commencing July 2011 through July 2015. Interest payable by semi-annual installments commencing July 2008 through July 2015
Principal Security and Covenants	Unsecured
Other Information
The Notes have been registered for trade on the TASE.
Due to the initiation of suspension of payment proceedings by PC, there was no repayment of the bonds interest at December 31, 2013 (See "PC debt restructuring").
The Notes are not registered under the Securities Act.
* NIS 373 million are presented at fair value through profit and loss (the fair value as of December 31, 2013 was NIS 284.8 million) and NIS 203 million are presented at amortized cost.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2013	Interest	Payment Terms
PC	Private note issuance to Polish institutional investors	PLN 60 million	PLN 60 million	6 Month Wibor+4.5%	Three years maturity, with balloon payment at the end of the maturity period. Interest payable by semi-annual installments commencing May 2011 through November 2013.
Principal Security and Covenants
Due to the initiation of suspension of payment proceedings by PC, there was no repayment of the Polish bonds principal and interest in November 2013 (See "PC debt restructuring").
Certain circumstances shall be deemed events of default giving the bondholders the right to demand early redemption, which include, inter alia, the following covenants:
•   Breach of the Cash Position as a result of the payment of dividends or the buy-back program falling below ˆ50 million. “Cash Position” means the sum of cash and cash equivalent of: cash, short and long interest bearing deposits with banks or other financial institutions, available for the sale of marketable securities, and restricted cash, calculated based on the consolidated financial statements.
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
•   Failure to repay material debt – PC fails to repay any matured and undisputable debt in the amount of at least ˆ100 million within 30 days of its maturity.

Borrower	Lender	Facility Amount	Amount Outstanding on Dec. 31, 2013	Interest	Payment Terms
SIA DIKSNA ("Riga Plaza“)	AS SEB Banka, Swedbank AS	ˆ29.7 million *	ˆ29.5 million *	3 months Euribor + 2.9%	Expires on 2017 October 31. Quarterly annuity payments calculated according to 20 years amortization, with balloon payment.
Principal Security and Covenants
Registered first ranking mortgage on Riga Plaza commercial center;
Assignment of all rights under relevant valid insurance policies;
Charges over each quota owned by PC in the borrower or share pledge agreement;
First ranking pledges on the borrowers’ accounts;
Prompt collection right to debit any of the bank accounts of the borrower;
Maintain a Debt Service Cover Ratio of 1.2;
Loan to Value ratio of 70%;

Other Information	* Represents 50% of the loan, which is PC's shareholding in Riga Plaza. * SIA Diksna is an equity accounted investee of PC.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2013	Interest	Payment Terms
PC	GEFA Germany	US$ 4.56 million	ˆ2.5 million	USD Libor + 4% per annum	The loan matured on March 5, 2014, with a 75% balloon payment. Quarterly principal payments are $60,500.
Principal Security and Covenants	First priority aircraft mortgage registered with the Hungarian Aircraft Register at the CAA, Budapest. Assignment of insurance proceeds.
Other Information
The loan served to finance the purchase of a company airplane. In February 2014 we sold the airplane. The proceeds from the disposal were used to repay the bank facility taken for the purchase of the airplane, and we are currently negotiating with the financing bank the conditions to be set for the repayment of the remaining outstanding bank loan (approximately EUR 1 million).

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2013	Interest	Payment Terms
Koregaon Park	AXIS, SBH (India)	INR 2,040 million - credit facility	INR 1,874 million	Base rate+3.25%	Maturity of the loan is in the first quarter of 2021.
Principal Security and Covenants	Assignment of all rights under insurance proceeds.
Other Information	Corporate guarantee of PC on part of loan, totaling EUR 14.2 million.. Pledge on assets of the project company.

Borrower	Lender	Facility amount	Amount Outstanding on Dec. 31, 2011	Interest	Payment Terms
Liberec Plaza	MKB BANK Zrt., ERSTE Bank AG	ˆ25 million	ˆ20.7 million	3 months Euribor+ 2.7% per annum	Repayment schedule: June 2014- bullet payment of more than 90% of the principal.
Principal Security and Covenants
Registered first ranking mortgage and purchase option right on the real estate;
Assignment of all rights under relevant valid insurance policies;
Share pledge agreement;
First ranking pledges on the borrowers’ accounts;
Prompt collection right to debit any of the bank accounts of the borrower;
Maintain Debt Service Cover Ratio of 1.15;
Loan to Value ratio of 85%; and
Corporate guarantee of PC for Debt Service.

Other Information

Borrower	Lender	Original Amount *	Amount Outstanding on Dec. 31, 2013	Interest	Payment Terms
A: Valley View B: Acacia Park C: Acacia Park D: Fountain Park E: Primavera Tower	A: OTP Bank Nyrt. B: Bank Leumi Romania C: Bank Leumi Romania D: Bank Leumi E: MKB Bank Zrt	A: ˆ8.2 million B: ˆ1.4 million C: ˆ1.3 million D: ˆ1.42 million E: ˆ1.5 million	A: ˆ8.2 million B: ˆ0.762 million C: ˆ1.0 million D: ˆ1.42 million E: ˆ1.5 million	A:Euribor + 6% p.a. B: Euribor + 6% p.a., C: Euribor + 5% p.a. D: Euribor + 6% p.a. E: Euribor + 4.5% p.a.
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
Other Information
* All borrowings are presented as part of the equity accounted investees in PC’s report, and therefore are not shown separately. PC holds 50% of the abovementioned projects, with the exception of D, of which 25% is held by PC.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2013	Interest	Payment Terms
Suwalki Plaza	ING Bank Slaski S.A	ˆ33.5 million	ˆ31.6 million	3 months Euribor + 1.65% per annum	Expires December 29, 2020. Quarterly payments with fixed principal amounts and balloon payment at the end.
Principal Security and Covenants
First ranking mortgage on the property.
Pledge on shares of borrower and pledge on bank accounts.
Assignment of rights from insurance, guaranties and agreements.
Maintain a debt service cover ratio of 1.2.
Loan to value ratio of 0.7.

Other Information

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2013	Interest	Payment Terms
Zgorzelec Plaza	Bank Zachodni WBK S.A.	ˆ22.3 million	ˆ22.0 million	3 months Euribor + 2.75% per annum for	Expires June 30, 2014.
Principal Security and Covenants
A first ranking mortgage on the property.
Pledge on shares of borrower and pledge on bank accounts.
Assignment of rights from insurances, guaranties and agreements.
Maintain a debt service cover ratio of 1.15.
Loan to value ratio of 0.75.

Other Information	PC is not in compliance with certain covenants included in the loan agreement and has a waiver in place until expiration of the loan.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2013	Interest	Payment Terms
Torun Plaza	Bank PEKAO S.A	ˆ50.1 million	ˆ47.9 million	3 months Euribor + 3% per annum	Expires December 31, 2017. Quarterly payments with fixed principal amounts and balloon payment at the end.
Principal Security and Covenants
First ranking mortgage on the property.
Pledge on shares of borrower and pledge on bank accounts.
Assignment of rights from insurances, guaranties and agreements.
Maintain a debt service cover ratio of 1.25.
Loan to value ratio of 0.7.

Other Information

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2013	Interest	Payment Terms
Kragujevac Plaza (Serbia)	OTP Bank Nyrt.	ˆ30.4 million	ˆ29.1	3 months Euribor + 5.0%	Maturity of the loan - 2027. Quarterly annuity payments (interest and principal).
Principal Security and Covenants	First and second ranking mortgage over the property. Pledge on shares of borrower, on accounts, on receivables from the lease agreements. Assignment of all rights from insurance.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2013	Interest	Payment Terms
Bucuresti Turism SA	Raiffeisen Bank International (“RBI”)	ˆ62.5 million	ˆ56 million	Euribor + 4.6%	The principal is repayable in 20 quarterly installments of ˆ0.65 million each, commencing September 2011, with a balloon payment of ˆ58.5 million to be repaid on June 30, 2016.
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

Other Information
On April 3, 2012, we concluded an agreement with RBI fixing the Euribor at 1.40% from January 1, 2013, until the end of the loan. On March 31, 2013 our option to apply for additional facility at the amount of ˆ 9 million had expired. Following the closing of the Debt Restructuring we have commenced discussions regarding possible extension of the said facility period.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2013	Interest	Payment Terms
Astrid Plaza Hotel NV	Bank Hapoalim	ˆ24.4 million	ˆ16.25 million	Euribor + 1.75%
Semi-annual principal repayment of ˆ625,000 to be paid commencing December 31, 2007 and ending on December 31, 2016.
ˆ12,500,000 to be paid at the end of the term.
Interest is payable on a semi-annual basis.

Principal Security and Covenants
First ranking pledge on Astrid Plaza shares.
First ranking mortgage over Astrid Plaza's real estate.
A mortgage mandate over Astrid Plaza's real estate which was converted into a mortgage.
First ranking pledge on a reserve fund of ˆ1 million, which is blocked on a deposit account.
Required to maintain a debt service cover ratio.

Other Information	We guaranty Astrid Plaza's undertakings under the loan agreement. The guaranty is unlimited in amount.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2013	Interest	Payment Terms
Astrid Plaza Hotel NV, for the Park Inn Hotel	Fortis Bank	A: ˆ4 million B: ˆ3.5 million	A: ˆ3.0 million B: ˆ2.7 million	A: 2.436% B: 2.963%	Repayment over a 15 year period.
Principal Security and Covenants
A first ranking mortgage on the Park Inn hotel and its assets.
A mortgage mandate over the Park Inn hotel and its assets which was converted into a mortgage.
Subordination of loan granted by us to the borrower and undertaking not to reduce such loan below a given amount.
Compliance with certain financial and operational covenants.
Undertaking to maintain an equity/asset ratio.
We have furnished the bank with a guarantee up to the amount of ˆ1.37 million.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2013	Interest	Payment Terms
Elbit Fashion	Bank Hapoalim	Up to NIS 8.5 million (approximately $2.4 million)		Prime + 2%	Revolving short-term credit facility
Principal Security and Covenants	Fixed mortgage on all Elbit Fashion assets and a guarantee for the full amount provided to Elbit Fashion.
Other Information
Following the Debt Restructuring and closing of the Refinancing Agreement with us, the Stand-By Letter of Credit that was provided by Bank Hapoalim to Elbit Fashion in the amount of approximately ˆ4 million in order to secure payment to third party suppliers was extended until December 31, 2014.

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

In the past two decades the retail market in CEE has experienced extraordinary growth. However, the recent decline in the global economy, which also influenced the European Union, as well as the recent concerns regarding the possibility of sovereign debt defaults by European Union member countries, affected the growth in most countries during 2008 through 2012.

In 2013 the investment volume in Central & Eastern Europe was around 39% higher than in 2012 and reached EUR 11.4 billion, triggered by solid year-end economic results in Poland and Russia. Notably, these two markets are increasingly driving CEE commercial real estate investment, with a combined share of ca. 75% in the transaction volume. Total investment activity in Poland amounted to EUR 3.3 billion in 2013, that is some 21% more in comparison to 2012.

Aside from Poland, almost all CEE countries are expected to post strong GDP growth over the next three years, and have posted outstanding results in 2013.. The 2013 Q4 year-on-year GDP growth data was as follows: Poland 2.2%; Czech Republic 0.8%; Romania 5.1%; Serbia 2.6%; Latvia 3.6%.

Poland - Poland is continuing to establish its position as a strong and stable economy, offering attractive market conditions for both investors and developers. Economic drivers for further retail market development are easing, placing Poland among the top destinations for investment. Total investment activity in Poland amounted to EUR 3.3 billion in 2013, out of which 42% was attributable to the retail sector. Due to the considerable number of on-going transactions, the 2014 investment volume might exceed EUR 3.5 billion.

After weak results in 2012, developers delivered 600,000 square meters of modern retail space (GLA) to the market in 2013, representing a 23% increase compared to the previous year. In terms of number of developments (39), these were once again dominated by small and medium-sized schemes as well as a considerable number of new additions to the existing schemes. However, the three largest developments (in Krakow, Poznan and Gliwice respectively) accounted for approximately one third of the total new modern retail space. 2014 is expected to see shopping centre stock completion levels comparable with 2013. Over 70% of the newly constructed schemes will fall into the category of small retail (under 20,000 sq/m of GLA). These are constructed to serve as the first retail scheme in small cities or to fill the niches in the less provisioned parts of the agglomerations.

Poland remains popular with retailers as well and continues to attract newcomers, with 2013 marking the entry of brands such as Armani Jeans, Boomerang, Karl Lagerfeld, Manila Grace and Sports Direct. Retailers are also diversifying the ways they reach consumers, e.g. by online sales. They are also looking for opportunities to strengthen their offer by introducing new concepts. The vacancy rate in Polish shopping centres remains low with an average for the 15 largest cities of 3.55%. Prime rents are expected to be stable in 2014, However, despite stabilising prime rental levels there is strong pressure on incentives, such as capital contributions towards shop fitting and rent-free periods, as well as turnover rents instead of set (or combined with lower) monthly payments. Also, tenants that are increasingly price-sensitive insist on better cost control in particular with regards to service and marketing charges.

Czech Republic - After a weak year in 2012, with a total of EUR 610 million of investment transactions recorded in the Czech Republic, 2013 saw the volume increase to EUR 1,036 which represented an increase of 70% in investment volumes from 2012. However, this volume remains below the 10 year average for the Czech Republic. The breakdown of the annual investment volume shows that offices continue to dominate, accounting for 57.3%. while the retail sector reflects only 6.3% of transactions.. Investment demand should increase as a result of the expectation that the economic recovery will gain momentum both locally and in Europe, suggesting that the total investment volumes in 2014 will exceed 2013.

The Czech retail development has gone through a recovery period and is now stable. During 2013 seven new shopping centres and two expansions of existing centres with a total area of 162,000 sq m were completed representing a 62% increase from 2012.

Retail rents are subject to regional differences and depend on the performance and location of each project. In 2013 prime rents in shopping centres remained stable and this is expected to continue in 2014. However, due to the strong competitive environment, the diversification on the market is gradually increasing in terms of the schemes and tenants as well, so we can expect higher pressure on rents in weaker projects.

Romania - The real estate commercial investment volume for the entire year was EUR 343 million, up 100% versus 2012. Of this figure about EUR 215m represented retail assets. A total of 15 transactions comprising 30 properties were recorded in the period with an average volume size of EUR 23 million. The company NEPI is responsible for 40% of the investment volumes recorded in 2010 – 2013 in the country.

In 2013 approximately 106,000 sq m of shopping center space was delivered to the market, with a small increase expected in 2014.

Expansions by international food chains is expected to be maintained over the course of 2014. The most notable retail expansions recorded last year included expansions by Mega Image and Profi which opened 104 and 64 units respectively. However, other similar retailers also expanded, albeit at a more modest pace, with Lidl, Penny Market, Billa and Kaufland adding stores to their portfolio. In the fashion segment, retailers such as Zara and H&M continue to enlarge their presence, however expansion is limited. No significant change in the retail environment is expected in 2014.

Serbia – Being a small country outside the European Union, Serbia currently lacks the traits of an institutional investment destination. The country was granted an EU candidate status as of March 2012, which should improve the investment climate.

The only retail project delivered in 2013 worth mentioning is the Stadion Shopping Centre in Belgrade with 30,000 sq.m GLA. The capital and the country as a whole suffer from a lack of modern retail space. Although Serbia is still underdeveloped when compared to the rest of the region, the retail market continues to pick up after the economic downturn. The current period is considered attractive for international retailers as they have the opportunity to position themselves in a market which is expected to grow following Serbia’s anticipated EU accession.

The most significant new entrant in the Serbian retail market in 2013 is H&M. Other retailers looking to enter the market in 2014 are LIDL and Carrefour, while Koton, MAC Cosmetics and Apple (via a premium reseller) are all set for further expansion. Also, for several years now, IKEA plans to enter Serbian market by opening a few facilities across the country. Due to limited offer, prime shopping centers rarely see any vacant space.

Latvia – 2013 was the most active of the last six years with respect to the real estate investment market in Latvia. Total investment volumes in 2013 exceeded EUR 330 million. Of this amount, retail investment deals accounted for EUR 77 million.

Total retail stock in the country’s capital Riga totaled 660,000 sqm GLA while, due to the global economic crisis, almost all planned and ongoing construction has been frozen and suspended for an indefinite period of time.

The retail market continues to show positive development figures, continuing a trend of almost three years. Vacancy rates are close to zero percent in the context of the leading prime shopping centres and as such rental rates have witnessed a marginal increase and/or an improvement of their tenant mix. Following the overall economic recovery and retail trade improvement, the market faced new brand entrants in 2012 and 2013. Among them were H&M, Massimo Dutti, Aldo, Desigual, Next, Stefanel and Cortefiel Group.

India -

Despite the global economic slowdown, the Indian economy remained relatively strong and was among the fastest growing economies of the world with an average GDP growth rate of 4.5% in 2013. The services sector grew by 7%, and its share in the Indian GDP was 57%.  As a control measure the Reserve Bank of India ("RBI") has not relaxed the base rates in 2013 to bring inflation down from 2012. As a result, 2014 is expected to have inflation projected at approximately 6.0% compared to 7.4% in 2013. The recent wave of reforms by the Government of India to incentivize foreign direct investment (FDI) in various sectors is bringing a new energy to the investment climate in India. One of the most debated reforms is the policy for allowing 51% FDI in multi-brand retail and 100% FDI in single brand. This policy has been approved by the Indian government during 2013. Organized retail, which constitutes 8% of the total retail market, is expected to grow faster than traditional retail and gain a higher share in the growing retail market in India. The Indian retail industry has experienced growth of 10.6% between 2010 and 2012, and is expected to continue to experience continued growth in the near future. The outlook of the Indian market looks very positive as further liberalizations and relaxations are expected post the union election in May, 2014.

Hotel Business

Our hotel business is affected by trends in each of the geographic areas in which we operate.

The hotel industry was deeply affected by the recession and global financial crisis in 2008 and 2009. During the years of 2010, 2011 and 2012 the market slowly recovered from this crisis but the demand still has not recovered and Europe’s revenue per available room (or "revpar") has not achieved the same levels as prior to 2008.

The year 2013 presented primarily stagnation in Europe’s hotel industry in comparison with 2012. Some major cities such as Paris, London & Amsterdam noted a slight increase in the industry, indicating recovery to a certain extent. In various markets an additional recovery was noted while in others there was additional decline. The hospitality industry was very unstable, with several last minute decisions and bookings.

For 2014 we generally expect to follow the European trend showing an expected revpar increase from 2 to 4%. Investments and renovations of furniture, fixtures and equipment are scheduled again after being suspended for the last two years.

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

One of the trends characterizing the Israeli market during the recent years in increasing consumers’ protests and public pressure for the price reductions.

Another of the trends that broadly affect the apparel retail market is the rising success of e-commerce, and it is expected that in future years revenues will increasingly be generated from internet sales.

Ongoing rising occupancy costs in most of the attractive shopping malls in Israel, pose challenges to our profit margins and development plans.

E.	OFF-BALANCE SHEET ARRANGEMENTS

The following are our off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that we believe are material to investors:

•
As part of the franchise and support agreements executed by our subsidiary, Elbit Trade & Retail Ltd. with third parties, which in turn were transferred to Elbit Fashion, and following such transfer Elbit Fashion has furnished Punto Fa with a stand-by letter of credit in the amount of approximately ˆ4.1 million (approximately $5.7 million) in order to secure payments under the agreements.

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

•
As part of a lease agreement executed in July 2007 between us and the Israel Land Administration for a long-term lease of land in Tiberius, Israel, we had undertaken to finalize the construction in July 2010. During 2010 we received an extension for an additional three years until July 2013. As of the date of this Annual Report, we believe that further extension will be obtained.  We have provided the Israel Land Administration with two bank guarantees in the aggregate amount of NIS 13 million linked to the increase in the Israeli consumer price index in order to secure our undertakings included in the lease agreement. As a security for the guarantees, we pledged deposits in the same amount. In accordance with the terms of the lease agreement, in the event either of the parties does not comply with the terms of the agreement, the agreement can be terminated by the other party.

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

•
A former subsidiary of PC incorporated in Prague ("Bestes"), which was sold in June 2006 is a party to an agreement with a third party ("Lessee"), for the lease of commercial areas in a center constructed on property owned by it, for a period of 30 years, with an option to extend the lease period by an additional 30 years, in consideration for ˆ6.9 million (approximately $9.1 million), which has been fully paid. According to the lease agreement, the Lessee has the right to terminate the lease, subject to fulfillment of certain conditions set forth in the agreement. As part of the agreement for the sale of Bestes to Klepierre in June 2006, it was agreed that PC will remain liable to Klepierre in case the Lessee terminates its contract. PC’s management believes that this commitment will not result in any material amount due to be paid by it.

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

•
We have guaranteed certain of PC's obligations to repay principal under its loan agreements with third parties up to an aggregate amount of NIS 368 million. For some such loans we have also guaranteed the payment of interest by PC. In addition, PC is a guarantor to obligations under loan agreements of its project companies with third parties up to an aggregate amount of NIS 177 million. PC also guaranteed the fulfillment of transactions entered into by three of its subsidiaries for a total aggregate amount of NIS 46 million.

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

•
We have undertaken to provide bank guarantees and corporate guarantees for the benefit of the Israeli Customs Authority in the framework of a dispute between Elbit Trade and Retail Ltd. (which was sold to Gottex) and Elbit Fashion and the Customs Authority regarding customs duties charged with respect to the importation of the Mango and GAP brands to Israel. The Customs Authority had agreed that the collection of the disputed Customs charges will be put on hold until the resolution of the Company's motion, subject to the deposition of the aforementioned guarantees.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our contractual obligations consist mainly of: (i) long-term borrowings (mainly loans from banks and financial institutions and non convertible and convertible notes); (ii) long-term operational leases; (iii) commitments towards suppliers, subcontractors and other third parties in respect of land acquisitions; and (iv) other long term liabilities reflected in the balance sheet. Our contractual obligations are generally linked to foreign currencies (mainly Euro and U.S. dollar) and/or other indexes (such as the Israeli consumer price index). Below is a summary of our significant contractual obligations as of December 31, 2013 in NIS, based upon the representative exchange rate of the NIS as of the balance sheet date, against the currency in which the obligation is originally denominated or based on the respective index of the Israeli consumer price index as of December 31, 2013. Actual payments of these amounts (as are presented in our financial statements) are significantly dependent upon such exchange rates or indexes prevailing as at the date of execution of such obligation, and therefore may significantly differ from the amounts presented herein below.

	Payments due by Period (in NIS thousands)
Contractual Obligations as of December 31, 2013	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
Long-Term Debt (1)	4,889,610	4,505,729	299,879	84,002	-
Operating Leases (2)	305,439	30,513	58,863	53,287	162,776
Total	5,195,049	4,536,242	358,742	137,289	162,776
___________________

(1)
Long term debt includes interest that we will pay from January 1, 2014 through the loan maturity dates. Part of our loans bear variable interest rates and the interest presented in this table is based on the LIBOR rates known as of December 31, 2013. Actual payments of such interest (as presented in our financial statements) are significantly dependent upon the LIBOR rate prevailing as of the date of payment of such interest. For additional information in respect of the long term debt, see “Item 5.B. Liquidity and Capital Resources - Other Loans."

(2)
Our operating lease obligations are subject to periodic adjustment of the lease payments as stipulated in the agreements. In this table we included the lease obligation based on the most recent available information. For additional information in respect of our operating lease obligations see note 18A(2) to our annual consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

As detailed in Item 5 “Operating and Financial Review and Prospects”, following the Debt Restructuring, all non-external members of our Board were replaced, and the position of our Chief Executive Officer was terminated. The following table sets forth information regarding our directors, executive officers and other key employees as of the date of this annual report except as otherwise noted below:

NAME	AGE	POSITION
Ron Hadassi	49	Chairman of the Board of Directors and Director
Alon Bachar	44	Director
Zvi Tropp (1) (2)	74	External Director
Eliezer Avraham Brender (1)	36	Director
Shlomi Kelsi (1) (2)	42	Director
Elina Frenkel Ronen (1) (2)	40	External Director
Yoav Kfir (1)	41	Director
Boaz Lifschitz	45	Director
Nadav Livni	40	Director
Ran Shtarkman	46	CEO of PC and former Co-Chief Executive Officer of the Company until 2012
Doron Moshe	43	Chief Financial Officer
Zvi Maayan	47	General Counsel
______________________________________
(1)	Member of the audit committee
(2)	Member of the compensation committee

ALON BACHAR. Mr. Bachar, 44, serves as the Chief Financial Officer of the Bronfman-Fisher Group since 2006, and as the Chief Executive Officer of Isralom Properties Ltd. since 2012, and serves as a director of Palace Industries (P.I.) Ltd. and Shufersal Ltd. From 2003 until 2006, Mr. Bachar served as the Deputy Chief of the corporate division of Bank of Jerusalem Ltd. From 1999 until 2003, Mr. Bachar served as Credit Officer of the corporate division in the Industrial Development Bank of Israel Ltd. From 1996 until 1999, Mr. Bachar served as an Analyst and Credit Officer in the corporate division of Bank Leumi L’Israel B.M. Mr. Bachar holds a B.A in Economics from Tel Aviv University, as well as an MBA from Ben-Gurion University.

ELIEZER AVRAHAM BRENDER.  Mr. Brender, 36, has served as Founder, General Partner and Chief Investment Officer of Exigent Capital Management, a hedge fund manager, since 2008, as well as Founder, General Partner, directors of Liberty SBF, a commercial real-estate lender since 2011. From 2004 until 2008, Mr. Brender served as Managing Director of Poal Capital Partners, a commercial real-estate investor and operator. From 2000 until 2001, Mr. Brender served as a Foreign Exchange Analyst at JP Morgan Chase. Mr. Brender serves as a member of the Investment Committee of Shalem College, Jerusalem, and as a member of the board of directors of Ha’Am Ha’Yehudi (AISH Tel Aviv), a non-profit organization. Mr. Brender holds several professional licenses.

RON HADASSI. Mr. Hadassi, 49, serves as Senior Manager of the Bronfman-Fisher Group, as well as the Vice Chairman of Super-Sol Ltd., Isralom Properties Ltd. and Palace Industries Ltd. Mr. Hadassi also serves as Executive Chairman and served as acting Chief Executive Officer of Nanette Real Estate Group N.V. until March 2014. From 2005 until 2012, Mr. Hadassi served as Chairman of the board of directors of Northern Birch Ltd. (IKEA Israel), where he continues to serve on the board and as Chairman of a subsidiary. Mr. Hadassi has served on the boards of public companies including Blue Square Israel Ltd., Blue Square Real Estate Ltd., Bet Shemesh Engines Holdings Ltd., Naaman Group (N.V(. Ltd. and Olimpia Real Estate Holdings as well as its subsidiaries. Mr. Hadassi is a banking and finance professor at Hebrew University, Jerusalem, the Interdisciplinary Centre, Herzeliya, and the College of Management, Rishon LeZiyon, holds a B.A in Economics and Political Science, an LL.B and an MBA, all from Tel Aviv University, and is a member of the Israeli Bar.

SHLOMI KELSI. Mr. Kelsi, 42, has served as the Managing Director and General Manager of all holding subsidiaries of Ampal-American Israel Corporation since 2013. From 2009 until 2012, Mr. Kelsi served as the Deputy Chief Executive Officer and director of Industrial Development Bank of Israel Ltd., up to its acquisition by the Israeli government. From 2002 until 2009, Mr. Kelsi served as co-CEO of Risk Modules, a consulting firm. From 1997 until 2002, Mr. Kelsi served as a Senior Manager at KPMG Somekh Chaikin. Mr. Kelsi holds a B.A in Accounting and Economics as well as an M.Sc. in Finance, both from Tel-Aviv University, and is a Certified Public Accountant.

YOAV KFIR.  Mr. Kfir, 41, serves as the Founder and Managing Director of the VAR Group. Mr. Kfir has served as interim Chief Executive Officer, Chief Financial Officer, advisor or court appointed officer with respect to various companies. Among his roles, Mr. Kfir served as a creditors’ committee member in the restructuring process of the Company, receiver and trustee to Alvarion Ltd., financial advisor in the IDB Group take-over and restructuring process, trustee to Eshbal Technologies Ltd. and a court appointed expert to Sunny Electronics Ltd. Prior to founding VAR Group, Mr. Kfir managed audit cases as well as business development at Kesselman & Kesselman, a member of PwC International. Mr. Kfir is the sole non-government member of the Friends’ Society of Jerusalem Mental Hospitals and serves as chairman of several audit committees of non-profit organizations. Mr. Kfir holds a B.A in Business Administration from the College of Management, Rishon LeZiyon, and is a Certified Public Accountant.

BOAZ LIFSCHITZ. Mr. Lifschitz, 45, is a co-founder and General Partner of Peregrine Ventures, a venture capital fund. Mr. Lifschitz previously served as Chief Operating Officer and Chief Financial Officer of VisionCare Opthalmic Technologies. Mr. Lifschitz served on the board of Neovasc Inc. (NVC.V), serves as Chairman of Cartiheal Ltd. and board member of other privately held companies. Mr.  Lifschitz holds a B.Sc. from Bar-Ilan University as well as a M.Sc. from Boston University jointly with Ben Gurion University.

NADAV LIVNI.  Mr. Livni, 40, is the founder and Managing Director of The Hillview Group, a privately-owned Merchant Bank based in London. Since 2006, The Hillview Group has expertly managed over $3 billion of strategic capital market transactions across Central and Eastern Europe, Russia, Africa and USA. During his 20 year career, Nadav has advised governments, controlling shareholders and senior management on all aspects of capital markets transactions. In his previous roles at Deutsche Bank, Goldman Sachs and KPMG, Nadav participated in over $100 billion of transactions in the real estate, financial services, healthcare and consumer sectors, specialising in mergers and acquisitions, structuring innovative funds and all aspects of capital raising in the public and private markets. Nadav is a qualified Chartered Accountant, holds a Bachelor of Commerce from the University of the Witwatersrand, an MSc. in Finance from City University Business School and is a guest speaker at London Business School on the topics of Private Equity and Real Estate Investment.

ELINA FRENKEL RONEN. Ms. Frenkel Ronen has served as one of Elbit Imagining Ltd external directors since December 2008. Ms. Frenkel Ronen currently serves as   board member of the Institute of CPAs in Israel and Chair of the "CEOs, CFOs and Controllers Committee” of the Institute of CPAs in Israel, external director of Tempo Beverages Ltd, and of Micromedic Technologies Ltd. In the past Ms. Frenkel Ronen served as: the Chairperson of the Board of Directors of Haifa Port Ltd., an External Director of Tao Tsuot Ltd., Ms. Frenkel Ronen served as the Public Representative for the Public Utility Authority – Electricity. Ms. Frenkel Ronen served as Chief Financial Officer of: Orek Paper Ltd. Ms. Frenkel Ronen served as Chief Financial Officer of Sherutey Hashomrim Group. Ms. Frenkel Ronen served as the Chief Controller and Financial Reports Supervisor of the Tnuva Industries Group, including its 96 subsidiaries. Since 2005, Ms. Frenkel Ronen has managed her family’s real estate. Ms. Frenkel Ronen holds a B.A. in accounting and economics and an Executive M.B.A., both from Tel-Aviv University. Ms. Frenkel Ronen is a Certified Public Accountant (CPA).

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

Aggregate 2013 Compensation of Directors and Officers

The aggregate compensation paid to or accrued on behalf of all persons as a group (10 persons – who served in the capacity of director or executive officer in the year ended December 31, 2013 (including compensation paid to our former Co-CEOs and our former chairman during 2013) was approximately NIS 11.1 million (approximately $3.2 million). Such aggregate amount includes management fees, salaries and bonuses including certain fringe benefits and accrued amounts in respect of pensions and retirement benefits, but does not include stock-based compensation expenses relating to options granted to our directors and officers.

In addition, our directors and officers participate in share or option allocations pursuant to various plans adopted by us, our subsidiaries and our associates.

For information regarding the terms of grant and exercise under all plans, see “Item 6.E. Share Ownership - 2006 Employees, Directors and Officers Incentive Plan.”

Independent Director Compensation

Compensation and reimbursement for external directors is governed by regulations promulgated under the Companies Law, which provide for semi-annual adjustments pursuant to the Israeli consumer price index. As of March 31, 2014, the amounts payable to our two external directors are NIS 111,345 (approximately $31,931) per year and NIS 5,715 (approximately $1,639) per meeting. Pursuant to a resolution of our shareholders at our 2008 annual general meeting, as of March 31, 2014, the amounts payable to our other independent directors are NIS 89,920 (approximately $25,787) per year and NIS 3,350 (approximately $961) per meeting, payable in accordance with the regulations.

Services of our former chief executive officer and executive president, Mr. Mordechay Zisser

On March 31, 2014 we formally notified Mr. Mordechay Zisser that he will not continue as our chief executive officer and executive president, effective as of even date. Prior to such termination, and pursuant to a management agreement approved by our shareholders on May 31, 2006, Mr. Zisser, at that time our Executive Chairman, and in his roles as of January 1, 2010, as Executive President and as of August 1, 2012 as Chief Executive Officer, provided us with services via a management company controlled by him. In September, 2010 our shareholders' approved an extension of the agreement for an additional five-year term commencing August 2010. However, pursuant to the Israeli Companies Law, this agreement ceased effect as of August 2013. The agreement provided that Mr. Zisser will devote at least 80% of his time, skills and efforts to his position as our Executive President. In consideration for these services, we paid the management company a monthly fee of $50,000, plus applicable value added tax, as well as reimbursement of expenses. In addition, the management company was entitled to other benefits, such as an appropriate vehicle, telephone, facsimile, mobile phone, computer, printer and modem, including installation costs and all reasonable expenses related thereto.

 We are negotiating a potential services relationship with Mr. Zisser, and in event such negotiations result in the parties’ agreeing upon such new relationship, we shall enter into an agreement with him with regard to such service.

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

In November 2007, our shareholders approved a service agreement between PC and Mr. Zisser for his services as the Executive Chairman of PC. In consideration for such services, Mr. Zisser received a monthly fee of $25,000, as well as reimbursement of his reasonable expenses incurred in the performance of his duties.  Under the services agreement, the service fee is to be reviewed by the board of directors of PC each year and may be increased, subject to applicable law. Mr. Zisser has waived his right to receive from PC any severance pay under the Israeli Severance Pay Law and social benefits.

Under Israeli law, however, a waiver of certain social benefits, including severance pay, has no effect, and therefore we may be exposed to potential additional payments to Mr. Zisser in an aggregate amount which we believe to be not material to us, should the agreement be regarded as an employment agreement and should Israeli law and jurisdiction be applied thereupon.  Each party may terminate the service agreement upon 12 months’ prior notice.

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

Effective as of August 2010, Mr. Goren resigned from his position as a director in us and in other companies in our group, and effective as of December 31, 2010, he resigned from his employment with us, and accordingly the sourcing period will end in June 2013.  Mr. Goren filed a claim against us in March 2013 for NIS 5 million in damages regarding termination of his employment and amounts he claims are still owed to him by the company. The Company and Mr. Goren are currently undergoing a mediation process to resolve such dispute.

Employment Agreement with our former Executive Chairman

Following the election of the new members to our Board of Directors on March 13, 2014, Mr. Shimon Yitzhaki (whose membership on the Board had ceased following the election) ceased to serve as the Executive Chairman of our Board, a position he had served as of January 1, 2010. Prior to such date, in December 2002, our shareholders approved an employment agreement with Mr. Yitzhaki, who then served as our President, Chief Executive Officer and a director, which provided for an aggregate monthly cost to us of NIS 164,734, linked to the Israeli consumer price index. Such cost includes customary social benefits and the use of a car fully maintained by us. In addition, Mr. Yitzhaki was entitled to reimbursement of expenses incurred in connection with his services in the foregoing capacities. The agreement required Mr. Yitzhaki to devote at least 90% of his working time to us.

In addition, Mr. Yitzhaki was entitled to an annual bonus, calculated as follows: (i) 0.75% of the first NIS 125 million of profits; (ii) 0.875% of profits between NIS 125 million and NIS 150 million; and (iii) 1% of profits exceeding NIS 150 million.  For the purpose of determining the annual bonus, in accordance with the resolutions of our audit committee and board of directors of May 29, 2008 and based on legal advice received, "profits" for any year shall mean our profit before taxes, as disclosed in our annual audited consolidated financial statements for that year minus profits (losses) before tax attributable to the minority shareholders.

Mr. Yitzhaki was surrendered with an employment termination notice on or about April 10, 2014.

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

 Mr. Zvi Tropp’s fourth three-year term as an external director commenced on September 30, 2013, and Ms. Elina Frenkel Ronen’s second three-year term as an external director commenced on December 25, 2011.

Under the Nasdaq rules, a majority of our directors are required to be “independent directors” as defined in Nasdaq’s rules. The current composition of our board of directors consists of a majority of independent directors. Two of our independent directors also qualify as external directors as defined by the Companies Law.

Board Committees

Our board of directors has established an audit committee and a compensation committee, as described below.

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

Compensation Committee

Under the Companies Law, the board of directors of a public company must establish a compensation committee. The compensation committee must consist of at least three directors who satisfy certain independence qualifications, include all of the outside directors who must maintain a majority of the committee members, and the chairman of which is required to be an outside director. Under the Companies Law, the role of the compensation committee is to recommend to the board of directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of office holders based on specified criteria, to review modifications to the compensation policy from time to time, to review its implementation and to approve the actual compensation terms of office holders prior to approval by the board of directors, and to resolve whether to exempt the compensation terms of a candidate for chief executive officer from shareholder approval. The members of our compensation committee are Shlomi Kelsi, Zvi Tropp and Elina Frenkel Ronen.

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

As of March 31, 2014, we employed or contracted 41 persons as employees or consultants in investment, administration and managerial services, all of whom work out of our headquarters in Israel. As of March 31, 2014, PC had 116 employees, consultants and part time employee in the Netherlands, CEE, Greece and India. As of March 31, 2014, our Hotel division had 509 employees. As of March 31, 2014, Elbit Fashion employed 548 employees.

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

As of April 1, 2014, our directors and executive officers hold 124,000 options exercisable up to 117,642 our ordinary shares, representing approximately 0.02% of our share capital. This figure includes options to purchase ordinary shares that were vested on such date or that were scheduled to vest within the following 60 days.

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

In September, 2011, our board of directors, following the recommendation of our audit committee, decided to amend the exercise price per share of all outstanding options granted by us in accordance with the 2006 Plan to offerees still employed by us (including directors and officers who still hold office), to NIS 10.25, and to extend the expiration date of such options to December 31, 2015. As of March 31, 2014, options to purchase 1,189, 251 ordinary shares were outstanding under the 2006 Plan, all of which options were fully vested.

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

The majority of the options granted vest in equal installments over a period of four years from the grant date. The options expire following seven years from their date of grant.

All options under the Insightec Incentive Plan automatically vest and become exercisable upon certain events that constitute a material change to InSightec as defined under the terms of the Insightec Incentive Plan, such as a change of control, IPO, a resolution of InSightec’s shareholders or its board of directors for its dissolution or a distribution in kind of most of its assets, and mergers.

As of March 31, 2014, options to purchase an aggregate of 11,998,500 ordinary shares were outstanding under the Insightec Incentive Plan of which 879,000 options were vested and exercisable.

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

As of March 31, 2014, options to purchase 430,000 shares were outstanding under the 2010 Incentive Plan for InSightec Shares all of which are fully vested.

2011 Elbit Employees and Officers Incentive Plan for Elbit Medical Technologies Ltd.’s Shares

In April 2011, our board of directors adopted the Elbit Employees and Officers Incentive Plan for Elbit Medical Technologies Ltd.’s shares (the "2011 Plan") for the grant of up to 158,637,000 options exercisable into 79,443,500 ordinary shares of Elbit Medical for an exercise price of NIS 0.40. The exercise price of each option will be reduced upon distribution of dividends, stock dividends etc. The exercise mechanism of the options into Elbit Medical's shares will be as follows: at the exercise date the Company shall transfer to each option holder shares equal to the difference between (A) the price of Elbit Medical's shares on the TASE on the exercise date, provided that if such price exceeds 100% of the exercise price, the opening price shall be set as 100% of the exercise price (the "Capped Exercise Price"); less (B) the exercise price of the options; and the result (A minus B) will be divided by the Capped Exercise Price. In November 2012, our board of directors adopted an amendment to the 2011 Plan increasing the number of options issuable from 158,637,000 to 187,708,000 and resolved to amend the exercise price per share to NIS 0.133 and extend the expiration date of such options to November 29, 2017. As of March 31, 2014, 159,304,500 options were granted to our employees and officers and an additional 28,153,500 options, which were approved for grant by our Board and Audit Committee to our former chairman remain subject to approval of our shareholders, which has not been asked for till date.

As of March 31, 2014, 158,304,500 options were outstanding under the 2011 Plan of which 116,776,409 were vested.

PC Share Option Scheme, as amended

PC’s Option Plan, as amended in August 2007, November 2008  and November 2011 ( “PC's First Option Plan”) provides for the grant of up to 33,,834,586 options to employees, directors, officers and other persons who provide services to PC, including our employees. In November 2012 the number of options to be granted was increased by 14,000,000 additional options.("PC's Second Option Plan"). The exercise price per option is the average closing price of PC's shares traded on the London Stock Exchange during the fifteen-day period prior to the date of grant.

The options are exercisable pursuant to a “cashless” exercise mechanism whereby, in lieu of paying the exercise price of the option in exchange for all the ordinary shares subject to the option, the holder is issued such number of ordinary shares whose market value equals the difference between (i) the opening price of the ordinary shares on the London Stock Exchange on the exercise date (or Warsaw Stock Exchange  in case no opening price on the London Stock Exchange is available on the relevant date of exercise), provided that if the opening price exceeds £3.24 the opening price is set at £3.24 (except for thePC Second Option Plan, for which the cap is set at £2.00) less (ii) the exercise price of the options, with the difference between (i) and (ii) divided by the opening price of the ordinary shares on the London Stock Exchange on the exercise date.

Under the terms of both of PC's Option Plans, options vest over a period of three years, such that 33.33% of the options granted become exercisable on each of the first, second and third anniversaries of the date of grant.

On November 25, 2008, PC’s shareholders and Board of Directors approved a re-pricing of all options granted more than one year prior to October 25, 2008 to £0.52, which was the average closing price of PC's shares traded on the London Stock Exchange during the 30-day period ending on November 25, 2008.

On November 22, 2011, PC’s shareholders and Board of Directors approved an amendment to the plan to extend the term during which options can be exercised from seven to ten years from the date of grant. On November 20, 2012, PC’s shareholders and Board of Directors approved an amendment to the first employee stock option plan to extend the term during which options can be exercised from ten to 15 years from the date of grant.

Upon the occurrence of an event of change of control in PC (as defined in PC's Option Plan), the vesting of all the outstanding options granted by PC that were not exercised or did not expire by such date, shall be fully accelerated. As of March 31, 2014, 24,891,138 options to purchase ordinary shares were outstanding under PC's Option Plan of which 21,463,138 option were vested.

PC India Holdings Public Company Limited (“PCI”) Share Plan

On September 7, 2010, PCI adopted an incentive plan for the grant of options to officers and employees of PCI, us and of affiliate companies (the “2010 PCI Plan”).

The 2010 PCI Plan provides for the grant of up to 14,697 options exercisable into Ordinary C Shares of PCI, to employees, directors and officers of PCI and/or affiliates of PCI including our employees. The exercise price per option shall be determined by the board or by the administrator of the plan. The options expire seven years from the date of grant and the exercise price of each option is  227.

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

As of March 31, 2014, options to purchase 14,212 Ordinary C Shares were outstanding under the 2010 PCI Plan all of which are fully vested.

Elbit Plaza India Real Estate Holding Limited Share Plan

On August 16, 2010, EPI adopted an incentive plan for the grant of options to officers and employees of EPI, us and of affiliate companies (the “2010 EPI Plan”).

The 2010 EPI Plan provides for the grant of up to 52,600 options exercisable into Ordinary C Shares of EPI, to employees, directors and officers of EPI and/or affiliates of EPI including our employees. The exercise price per option shall be determined by the board or by the administrator of the plan. The options expire seven years from the date of grant and the exercise price of each option is ˆ0.01.

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

As of March 31, 2014, options to purchase 51,053 Ordinary C Shares were outstanding under the 2010 EPI Plan all of which are fully vested.

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

We had 553,134,519 ordinary shares outstanding as of March 31, 2014. The voting rights of all shareholders are the same. The following table sets forth certain information as of March 31, 2014, unless stated otherwise, concerning (i) persons or entities who, to our knowledge, beneficially own more than 5% of our outstanding ordinary shares and (ii) the number of our ordinary shares beneficially owned by all of our directors and officers as a group:

Name and Address	Number of Shares Beneficially Owned		Approximate Percentage of Shares
York Capital Management Global Advisers LLC and/or certain funds and/or accounts managed by it or its affiliates (1)	108,957,004		19.7%
Davidson Kempner Capital Management LP and/or certain funds and/or accounts managed by it or its affiliates (2)	78,871,727		14.3%
All officers and directors as a group	117,642	(3)	0.02%
_________________

(1)	Based on a report on Schedule 13G filed with the SEC on March 10, 2014 by York Capital Management Global Advisers LLC.
(2)	Based on information received from the shareholders on March 12, 2014.
(3)	Includes options to purchase ordinary shares that were vested on March 10, 2014 or that were scheduled to vest within the following 60 days. .

York Capital Management Global Advisers LLC and Davidson Kempner Capital Management LLC, together with their respective affiliates, were significant note holders of ours and became significant shareholders as a result of the Debt Restructuring.

Prior to the consummation of the Debt Restructuring on February 20, 2014, Mr. Mordechay Zisser, through companies under his control, beneficially owned 12,545,527 ordinary shares, which then constituted approximately 50% of our outstanding ordinary shares. Immediately following the closing of the Debt Restructuring, these shares constituted approximately 2.26% of our outstanding shares. The companies that hold such shares are currently under receivership as a result of having defaulted on secured loans owing to Bank Hapoalim.

B.	RELATED PARTY TRANSACTIONS

As detailed in Item 5 “Operating and Financial Review and Prospects”, our Debt Restructuring was consummated on February 20, 2014, in the framework of which shares representing 95% of our issued and outstanding shares capital were issued to our unsecured financial creditors and additional shares were issued to Bank Hapoalim as part of the Refinancing Agreement. In addition, as detailed below, a receiver was appointed with regards to our ordinary shares held by Europe-Israel, a company controlled by Mr. Zisser who prior to the Debt Restructuring was our controlling shareholder. Consequentially, Europe-Israel ceased to be a controlling shareholder of the Company. The above notwithstanding, we have disclosed our agreements with Europe-Israel and Control Centers (its sole shareholder) due to Europe-Israel being our controlling shareholder during the reported periods and  prior to consummation of the Debt Restructuring and the appointment of the receiver.

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

Guarantee Agreement with PC

On October 27, 2006, PC agreed, with effect from January 1, 2006, to pay a commission to us in respect of any and all outstanding corporate and first demand guarantees which have been issued by us in favor of PC and which remain valid and outstanding ("EI Guarantees"). The amount of the commissions to be paid will be agreed upon between us and PC at the beginning of each fiscal year, and will apply to all EI Guarantees which remain outstanding during the course of that relevant fiscal year, subject to a cap of 0.5% of the amount or value of the relevant EI Guarantee, per annum. During 2013 no guarantees were provided by us to PC.

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

Such fee will be paid in installments upon the meeting of milestones as stipulated in the agreement. In addition, we will reimburse Control Centers for all reasonable costs incurred in connection with the services rendered thereby, not to exceed a total of ˆ75,000 (approximately $97,000) per real estate project.

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

The agreement with Control Centers expired on May 31, 2011, but it continues to apply to real estate projects that commenced prior to such date.

In July 2013, Europe-Israel and Mr. Mordechay Zisser notified us that the Court has appointed a receiver (the "Receiver"), inter alia, with regards to our ordinary shares held by Europe Israel securing Europe Israel's undertakings under its loan agreement with Bank Hapoalim.   Europe Israel and Mr. Zisser notified us that they had filed an appeal of the Court's ruling and the Supreme Court had issued a stay order with respect to the foreclosure proceedings. In March 2014 the appeal and stay order were dismissed.

It should be noted that within the framework of the Debt Restructuring 528,231,710 new shares were issued (see Item 5 “Operating and Financial Review and Prospects”). As a consequence, following the closing of the Company's Plan of arrangement, Europe Israel holds approximately 2% of the issued and outstanding share capital of the Company.

As a result of the above, as of the date hereof we are not receiving the services under the aforementioned agreement or the agreement with Europe-Israel described under Item 6B “Compensation of Directors and Officers”.

PC Agreement for Aviation Services

On October 27, 2006, PC entered into an agreement with Jet Link Ltd., an aviation company and a wholly-owned subsidiary of Control Centers, pursuant to which PC and/or its affiliates may use Jet Link's airplane for their operational activities up to 275 flight hours per calendar year in consideration for payments to Jet Link in accordance with its price list to unaffiliated companies, less a 5% discount. The initial term of the agreement expired on October 27, 2011, and was extended for an additional four-year term.   During 2013 Jet-Link did not provide any aviation services to PC.

Loan Agreement with Bank Hapoalim

Within the framework of our loan agreements with Bank Hapoalim, we undertook to maintain financial covenants. Europe Israel also undertook to maintain a 30% minimum holding in our ordinary shares. Such covenant was canceled upon the closing of the Refinancing Agreement.

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

See our annual consolidated financial statements on our current report on Form 6-K filed with the SEC on March 31, 2014, which is incorporated by reference herein.

Legal Proceedings

For information regarding the legal proceeding we are involved in, see "Item 4.A History and Development of the Company – Recent Events" and note 18B to our annual consolidated financial statements.

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

It should be noted that under the Refinancing Agreement and the terms of the Series H and Series I notes certain limitations were imposed on the distribution of dividends prior to the redemption of such debt.

B.	SIGNIFICANT CHANGES

There are no significant changes that have occurred since December 31, 2013, except as otherwise disclosed in this annual report and in our annual consolidated financial statements.

ITEM 9.	THE OFFER AND LISTING

A.           OFFER AND LISTING DETAILS

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “EMITF” and on the TASE under the symbol "EMIT."

Information regarding the price history of the stock listed

The annual high and low sale prices for our ordinary shares for the five most recent full financial years are:

	NASDAQ		TASE
Year Ended December 31,	High ($)	Low ($)	High ($)	Low ($)
2013	3.50	0.69	3.41	0.73
2012	3.32	1.80	3.23	1.74
2011	13.97	1.98	12.74	1.93
2010	24.76	12.05	25.08	12.37
2009	28.09	9.30	28.75	10.03
2008	56.09	7.58	56.55	7.51

The quarterly high and low sale prices for our ordinary shares for the two most recent full financial years and any subsequent period are:

	NASDAQ		TASE
Financial Quarter	High ($)	Low ($)	High ($)	Low ($)
2014
Q1	1.32	0.16	1.32	0.17
Q2 (through April 28, 2014)	0.244	0.202	0.234	0.211

2013
Q1	3.50	1.43	3.41	1.53
Q2	2.42	2.01	2.40	2.01
Q3	2.12	1.02	2.04	1.02
Q4	1.28	0.69	1.22	0.73

2012
Q1	3.32	2.25	3.23	2.43
Q2	3.19	2.12	3.14	2.08
Q3	2.89	2.04	2.90	2.02
Q4	2.55	1.80	2.59	1.74

The monthly high and low sale prices for our ordinary shares during the past six months were:

	NASDAQ		TASE
Month	High ($)	Low ($)	High ($)	Low ($)
April 2014 (through April 28)	0.244	0.202	0.234	0.211
March 2014	0.27	0.18	0.26	0.18
February 2014	0.84	0.16	0.89	0.17
January 2014	1.32	0.91	1.32	0.91
December 2014	1.21	0.69	1.16	0.73
November 2014	1.22	1.08	1.22	1.11
October 2014	1.28	1.10	1.22	1.13

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

Approval of Certain Transactions

A recent amendment to the Companies Law imposes new approval requirements for the compensation of office holders. Every Israeli public company was required to adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders, in that order, no later than January 12, 2014. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described in the following paragraph regarding transactions with a controlling shareholder). In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy. In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must be approved separately by the compensation committee, the board of directors and the shareholders of the company (by the same majority noted above), in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors. In addition, under the Companies Law and our Amended and Restated Articles of Association, transactions with our officers or directors or a transaction with another person in which such officer or director has a personal interest must be approved by our audit committee, board of directors or authorized non-interested signatories, and if such transaction is considered an extraordinary transaction (as defined below) or involves the engagement terms of officers, the transaction must be approved by the audit committee and board of directors. Due to the terms of our Debt Restructuring, pursuant to which elections were held as to the appointment of all of the members of our Board (excluding our external directors), we have yet to adopt such a compensation policy. Following the changes to our Board, as mentioned above in "Item 4.A. History and Development of the Company – Recent Events", our Board is expected to formulate our business strategy, including a compensation policy for our officers and directors which it will submit to our shareholders for their approval.

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

Rights Attached to Shares

Our registered share capital consists of a single class of 700,000,000 ordinary shares, of no par value, of which 553,134,519 ordinary shares were issued and outstanding as of April 1, 2014.

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

Anti-Takeover Provisions

The Companies Law prohibits the purchase of our shares if the purchaser’s holding following such purchase increases above certain percentages without conducting a tender offer or obtaining shareholder approval. Our Amended and Restated Articles of Association increased the required amount of such tender offer to at least 10% of our outstanding ordinary shares  See “Item 3.D. Risk Factors - Risks Relating to Israel - Provisions of Israeli law may delay, prevent or make more difficult a merger or other business combination, which may depress our share price.” above.

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

The Debt Restructuring

For a discussion of the Debt Restructuring and the Letter of Undertakings we entered with trustees of certain series of our notes, see above Item 4A, under “Our Debt Restructuring”.

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

As of January 1, 2012, capital gains derived by individuals from the sale of shares, whether listed on a stock market or not, purchased on or after January 1, 2003, will be taxed at the rate of 25%. However, if the individual shareholder is a "Significant Shareholder" (i.e., a person who holds, directly or indirectly, alone or jointly with others, 10% or more of one of the Israeli resident company's means of control) at the time of sale or at any time during the preceding 12 month period, such gains will be taxed at the rate of 30%. In addition, capital gains derived by an individual claiming a deduction of financing expenses in respect of such gains will be taxed at the rate of 30%. However, different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering. Israeli companies are subject to the corporate tax rate (25% for the tax years 2012 and 2013 and 26.5% for the 2014 tax year and for future tax years) on capital gains derived from the sale of shares.

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

Taxation of Dividends Distribution

A distribution of dividends to an Israeli resident individual will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a Significant Shareholder at the time of distribution or at any time during the preceding 12 month period. If the recipient of the dividend is an Israeli resident company, such dividend will be exempt from income tax provided that the income from which such dividend is distributed was derived or accrued within Israel. A distribution of dividends from income attributable to an "Approved Enterprise", or "Benefited Enterprise" under the Israeli Law for the Encouragement of Capital Investments, 5719-1959 will generally be subject to tax in Israel at the rate of 15%, or 20% for distribution of such income from the 2014 tax year and onwards (for Israeli individuals or companies).

For information with respect to the applicability of High Income Tax on distribution of dividends, see " Capital Gains Tax on Sales of Our Ordinary Shares".

Under the Israeli Income Tax Ordinance, a non-Israeli resident (either individual or company) is generally subject to Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a Significant Shareholder), unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.- Israel Tax Treaty, the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying company, and not more than 25% of the gross income of the Israeli resident paying company for such prior taxable year (if any) consists of certain type of interest or dividends - the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company's income generated by an "Approved Enterprise", "Benefited Enterprise" or "Preferred Enterprise" which was entitled to a reduced tax rate under the Israeli Law for the Encouragement of Capital Investments, 5719-1959 - the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S. - Israel Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

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

Disposition of Ordinary Shares

Subject to the discussion below under “Tax Consequences If We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in our ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held our ordinary shares for more than one year at the time of the disposition.  Under current law, long-term capital gains are subject to a maximum rate of 20% for taxable years beginning after December 31, 2012. Capital gain from the sale, exchange or other disposition of our ordinary shares held for one year or less is short-term capital gain and taxed at ordinary income tax rates. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of our ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. A U.S. holder that receives foreign currency upon the disposition of our ordinary shares and converts the foreign currency into dollars after the settlement date (in the case of a cash method taxpayer or an accrual method taxpayer that elects to use the settlement date) or trade date (in the case of an accrual method taxpayer) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

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

Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder must include amounts allocated to the current taxable year, as well as amounts allocated to taxable years prior to the first taxable year in which we were a PFIC, in its gross income as ordinary income for that year. All amounts allocated to other taxable years would be taxed at the highest tax rate for each such prior taxable year applicable to ordinary income and the U.S. holder also would be liable for interest on the deferred tax liability for each such taxable year calculated as if such liability had been due with respect to each such taxable year. A U.S. holder who inherits shares in a non-U.S. corporation that was a PFIC in the hands of the decedent generally is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. Instead, such us holder would generally have a tax basis equal to the lesser of the decedent's basis or the fair market value of the ordinary shares on the date of the decedent's death.

We believe that we were not a PFIC in 2013. However, since the determination of whether we are a PFIC is based upon such factual matters as our market capitalization, the valuation of our assets, the assets of companies held by us in certain cases and certain assumptions and methodologies in which we have based our analysis, there can be no assurance that the IRS will agree with our position. In addition, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2014 or in any future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes, or to “mark-to-market” the ordinary shares or to become subject to the “excess distribution” regime.  If we are a PFIC, U.S. holders will generally be required to file an annual report with the IRS.

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

Certain individuals who are U.S. holders may be required to file a Form 8938 to report their ownership of specified foreign financial assets, which may include our ordinary shares, if the total value of those assets exceeds certain thresholds.  U.S. holders are urged to consult their tax advisors regarding their tax reporting obligations, including the requirement to file a Form 8938.

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

As of December 31, 2013, we had exposure to the following risks that are related to financial instruments:

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

The following table details sensitivity analysis to a change of 10% in our main foreign currencies, as of December 31, 2013, against the relevant functional currency and their effect on the statements of income and the shareholder’s equity (before tax and before capitalizing any exchange results to qualified assets):

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
	(in NIS thousands)
Financial assets
Cash and deposits	NIS	U.S. dollar	+10%	1,570
Cash and deposits	Euro	PLN	+10%	1,622
Cash and deposits	Euro	NIS	+10%	1,614
Cash and deposits	Euro	U.S. dollar	+10%	1,574
Cash and deposits	U.S. dollar	NIS	+10%	402
Total				6,782
Financial Liablities
Loans at amortized cost	NIS	U.S. dollar	+10%	(21,694)
Loans at amortized cost	Euro	PLN	+10%	(6,918)
Debentures at amortized cost	NIS	U.S. dollar	+10%	(1,429)
Debentures at amortized cost(i)	Euro	NIS	+10%	(26,859)
Loans at amortized cost	Euro	U.S. dollar	+10%	(1,209)
Loans at amortized cost	RON	Euro	+10%	(26,808)
Total				(84,917)
_____________________

(i)	In respect of PC’s Debentures which are presented at amortized cost. Regarding the foreign currency risk of PC's notes at FVTPL see "Interest Rate Risk" below.

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

During 2013, PC wrote call and put options with an expiration date of December 31, 2013. The options activity generated a net cash loss of NIS 11.3 million.

Price risk

Marketable securities and available for sale

We invest in marketable securities based on the investment policy adopted by our investment committee.

An increase of 10% in the prices of our marketable securities as of December 31, 2013, will increase our finance income by NIS 1.4 million.

We are exposed to equity price risks arising from equity investments classified as available for sale assets. Such assets are held for strategic rather than trading purposes and we do not actively trade these investments.

If such assets' price had been 10% higher/lower, our profit and loss for the year ended December 31, 2013 would have been unaffected, as the change in value of such assets affects only our comprehensive income, which would increase/decrease by NIS 2.4 million as a result of such changes in fair value.

Derivative measured at FVTPL

The balance as of December 31, 2013 and 2012 includes an amount of GBP 1.9 and 2.5 million (NIS 11 and 15 million) with regard to the sale of our hotels in the United Kingdom. As of December 31, 2013 and 2012, the balance also includes the amount of GBP 0.8 and 1.2 million (NIS 7 and 8 million) with regards to the sale of our hotels in the Netherlands. Said amounts were determined by a third party expert and represent the fair value of a derivative contemplated in the sale agreements. An increase of 10% in the price of the shares of PPHE will cause a decrease of NIS 2.4 million (approximately $691,000) in the fair value of the derivative.

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

Interest rate risk

Fair value risk

A significant portion of our long-term loans and notes bear a fixed interest rate and are therefore, exposed to change in their fair value as a result of changes in the market interest rate. The vast majority of these loans and notes are measured at amortized cost and therefore changes in the fair value will not have any effect on the statement of income. With respect of three projects loans, PC mitigates its exposure to cash flow due to floating interest (IRS). The aggregate fair value of these three IRS, based on a valuation technique, was a negative value in an amount of NIS 4.3 million, a change of 1% in the market interest, is expected to have immaterial effect on the statement of income. In respect of a loan agreement drawn down by SC Bucuresti Turism Sa, our subsidiary that owns the Radisson Blu Bucharest hotel ("BUTU"), in October 2011 BUTU entered into an IRS transaction in which it will pay fixed interest rate of 1.4% and receive from the bank an amount equal to interest at a rate of 3 months Euribor on the loan balance on a quarterly basis starting January 1, 2013 and ending on June 30, 2016.

As of December 31, 2013, PC has issued two series of notes which are presented at FVTPL: Series A in a total aggregate amount of NIS 305 million (approximately $88 million), and Series B in a total aggregate amount of NIS 799 million (approximately $230 million). PC's Series A and B notes are linked to the Israeli consumer price index and bear a fixed interest rate of 4.5% to 5.4% per annum. Close to the date of their issuance, PC entered into cross currency Euro-NIS interest rate swap transactions in respect of the entire amount of Series A notes. Such swap transaction was settled in January 2009. In February 2011, PC entered into a new cross currency interest rate swap transaction in respect of a principal amount of NIS 127 million of Series A notes. According to the swap transaction, PC will pay a fixed interest of 6.82% and will receive the same interest as the notes linked to the Israeli CPI, with the same amortization schedule as the notes. The new Series A swap was settled in January 2012. In addition, PC entered into several swap transactions for its Series B notes, NIS 799 million par value ("Series B at FVTPL"). PC did not execute swap transaction for the additional amount of Series B notes. According to the swap transactions, PC will pay an interest equal to the Euribor plus a margin of 3.52% to 3.66% and will receive the same interest as the notes linked to the Israeli consumer price index with the same amortization schedule as the notes. Series B notes swap transactions were settled in September 2011 for total proceeds of NIS 153 million. The swap derivatives were measured at fair value with changes in the fair value charged to the statements of income. The notes (other than those for which a swap transaction were not executed) are designated at fair value through profit and loss since it significantly reduces a measurement inconsistency with the said derivative. The notes are presented at FVTPL although the swap was settled. The notes and the derivative swap transactions associated with them (i.e. the swap transactions) are mainly exposed to changes in the Euro / NIS exchange rate, the Israeli consumer price index and the market interest rates. In respect of EURO-PLN cross currency interest rate swap related to PC PLN notes at amortized cost (see cash flow risk), this swap transaction was settled during March 2013 for a cash consideration of NIS 3.8 million.

The following table analyses the change in the fair value of the notes and the derivatives as of December 31, 2013. This analysis assumes that in each case all other parameters affecting the derivatives and the notes fair value remain constant:
	Scope of Price change	Profit (loss)
	%	NIS thousands
Exchange rate of the Euro against the NIS	+10%	45,317
Change in the Israeli CPI	+2.2%	(9,970)
Change in the market interest rate	+1%	5,432

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

The following table presents the effect of an increase of 2% in the LIBOR rate with respect to financial assets and liabilities as of December 31, 2013, which are exposed to cash flow risk (before tax and before capitalization to qualifying assets):

Profit (loss)
NIS thousands
Loans, notes and convertible notes linked to the U.S. dollar	(4,681)
Loans and notes linked to the Euro	(21,259)
Loans linked to the INR	(2,076)
Debentures linked to the PLN (*)	(1,384)
(29,400)

______________________________

(*)
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

PC will pay a fixed interest of 6.98% and will receive an interest of six month WIBOR + 4.5% with the same amortization schedule as the Polish notes. The swap transaction was settled on March 2013.

The following table presents our long-term financial liabilities classified according to their interest rate and their contractual maturity date: (*)

Functional Currency	Linkage Currency	Interest Rate %	Average Interest Rate %	Repayment Years
				1	2	3	4	5	6 and thereafter	Total
				NIS million
ˆ	PLN	6.98	6.98	69.2	-	-	-	-	-	69.2

ˆ	U.S. dollar	Libor+4	4.3	12.3	-	-	-	-	-	12.3

ˆ	ˆ	Euribor + 1.65-6	4	722.3	-	-	-	-	-	722.3

ˆ	ˆ	Euribor + 1.75	2.1	6	6	6	59.8	-	-	77.8

ˆ	NIS (linked to CPI)	4.5-5.4	4.5-5.4	887.5	-	-	-	-	-	887.5

ˆ	ˆ	2.436-2.963	2.436-2.963	2	2	2	2	19.9	-	27.9

NIS	U.S. dollar	12	12	169.2	-	-	-	-	-	169.2

NIS	U.S. dollar	10.2	10.2	47.5	-	-	-	-	-	47.5

NIS	NIS (linked to CPI)	5-9	7.5	2,285.9	-	-	-	-	-	2,285.9

RON	ˆ	Euribor + 4.6	4.87	12.6	12.6	243	-	-	-	268.2

NIS	NIS	6.25	6.25	108.4	-	-	-	-	-	108.4

	U.S. dollar	Libor+4.65	5.37	14.3						14.3

INR	INR	Base rate+3.25	13.25	103.8	-	-	-	-	-	103.8
				4,441	20.6	251	61.8	19.8	-	4,794.3

(*) The table above does not include the effect of our Debt Restructuring as described in note 3 to our consolidated financial statements.

Israeli consumer price index risk

A significant portion of our borrowings consists of notes raised by us on the TASE and which are linked to the increase in the Israeli consumer price index above the base index at the date of the notes issuance.  An increase of 3% in the Israeli consumer price index will cause an increase in our finance expenses for the year ended December 31, 2013 (before tax and capitalizations of finance expenses to qualified assets) in the amount of NIS 70.9 million (approximately $20 million).

Fair value of financial instruments

Our financial instruments primarily include cash and cash equivalents, short and long-term deposits, marketable securities, trade receivables, short and long-term other receivables, short- term banks credit, other current liabilities and long-term monetary liabilities.

The fair value of traded financial instruments (such as marketable securities and notes) is generally calculated according to quoted closing prices as of the balance sheet date, multiplied by the issued quantity of the traded financial instrument as of that date. The fair value of financial instruments that are not traded is estimated by means of accepted pricing models, such as present value of future cash flows discounted at a rate that, in our assessment, reflects the level of risk that is incorporated in the financial instrument. We rely, in part, on market interest which is quoted in an active market, as well as on various techniques of approximation. Therefore, for most of the financial instruments, the estimation of fair value presented below is not necessarily an indication of the realization value of the financial instrument as of December 31, 2013. The estimation of fair value is carried out, as mentioned above, according to the discount rates in proximity to such date and does not take into account the variability of the interest rates from the date of the computation through the date of issuance of the financial statements. Under an assumption of other discount rates, different fair value assessments would be received which could be materially different from those estimated by us, mainly with respect to financial instruments at a fixed interest rate. Moreover, in determining the assessments of fair value, the commissions that could be payable at the time of repayment of the instrument have not been taken into account and they also do not include any tax effect. The difference between the balances of the financial instruments as of the balance sheet date and their fair value as estimated by us may not necessarily be realizable, in particular in respect of a financial instrument which will be held until redemption date.

Following are the principal methods and assumptions which served to compute the estimated fair value of the financial instruments:

a)
Financial instruments included in current assets - (cash and cash equivalents, deposits and marketable securities, trade receivables, other current assets and assets related to discontinued operations) - due to their nature, their fair values approximate to those presented in the balance sheet.

b)	Financial instruments included in non-current assets - the fair value of loans and deposits which bear variable interest rate is an approximation to those presented in the balance sheet.

c)
Financial instruments included in current liabilities - (short-term credit, suppliers, other current liabilities and liabilities related to discontinued operations) - due to their nature, their fair values approximate to those presented in the balance sheet. The fair value of derivatives (mainly swap transactions) is calculated by relying on valuations performed by third party experts, which take into account the expected future cash flow based on the terms and maturity of each contract using market interest rates for a similar instrument prevailing at the measurement date.

d)
Financial instruments included in long-term liabilities - The fair value of the traded liabilities (notes) is determined according to closing prices as of December 31, 2013 quoted on the Tel Aviv and Warsaw Stock Exchanges, multiplied by the quantity of the marketable financial instrument issued as of that date. The fair value of non-traded liabilities at a fixed interest rate is determined according to the present value of future cash flows, discounted at a rate which reflects, in our estimation, the level of risk embedded in the financial instrument. The fair value of liabilities which carried variable interest rate is approximately the amounts presented in the balance sheet.

The following table presents the book value and fair value of our financial assets (liabilities), which are presented in the financial statements at other than their fair value:

	As of December 31, 2013
	Book Value	Fair Value
Long- term loans at fixed interest rate	(27,682)	(27,682)
Debentures	(2,363,215)	(721,431)
	(2,390,897)	(749,113)

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

On November 14, 2013, PC announced that its board has concluded that it will withhold payment of ˆ15 million (approximately NIS 72 million) due from PC to its Polish bondholders on November 18, 2013 and approximately ˆ17 million (approximately NIS 81 million) due from PC to its Israeli bondholders on December 31, 2013.

In addition, PC stated that in the meantime, PC will refrain from incurring additional material financial liabilities.

As reported by PC, as of the date of this annual report PC holds approximately ˆ23 million (approximately NIS 110 million) of free cash balances while an additional approximately ˆ10 million (approximately NIS 48 million) of cash is held as restricted cash on a consolidated basis. PC’s financial statements for the period ending on December 31, 2013 include an emphasis of PC’s liquidity situation and potential impact on PC’s ability to continue operating as a going concern.

For more information regarding PC’s debt restructuring plan, see “Item 5 - Operating and Financial Review and Prospects”.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

Our management, with the participation of our principal executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2013. Based on this evaluation, our principal executive officer and chief financial officer concluded that, as of December 31, 2013, our disclosure controls and procedures were effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the above, our management has assessed and concluded that, as of December 31, 2013, our internal control over financial reporting is effective.

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

Our principal executive officer, principal financial officer as well as all other directors, officers and employees are bound by a Code of Ethics and Business Conduct. Our Code of Ethics and Business Conduct is posted on and can be accessed via our web-site at www.elbitimaging.com. We will provide any person, without charge, upon request, a copy of our Code of Ethics. Such request should be submitted to our Corporate Secretary at5 Kinneret St., Bnei-Brak 5126237, Israel and should include a return mailing address.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees billed by Brightman Almagor Zohar & Co., a firm of certified public accountants in Israel and a member firm of Deloitte Touche Tohmatsu, and other Deloitte member firms ("Deloitte") for professional services for each of the last two fiscal years were as follows:

Services Rendered	2012 Fees	2013 Fees
Audit (a)	$736,618	$586,901
Audit-related (b)	$34,601	$49,970
Tax (c)	$295,438	$58,957
All other fees (d)	-	-
Total	$1,066,657	$708,286

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

In 2013, Audit-Related Fees included mainly work related to restatement our annual report for the year ended in December 31, 2012 following the SEC review. In 2012, included mainly work related to contemplated public offerings in our medical division.

(c)           Tax Fees

“Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice on actual or contemplated transactions and tax consultations regarding tax audits, tax opinions and tax pre-rulings.

(d)           All Other Fees

“All Other Fees” are the aggregate fees billed for products and services provided by Deloitte other than as described above. There were no such fees in 2012 and 2013.

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

Purchases of equity securities by the Company

No purchases of any of our equity securities (either pursuant to or not pursuant to any publicly announced plans or programs) were made by or on behalf of us during 2013.

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

Our consolidated financial statements for the period ending December 31, 2013 are set forth in our current report on Form 6-K filed with the SEC on March 31, 2014, and are incorporated by reference herein.

The following financial statements and related auditors’ report are filed as Exhibit 15.2 to this annual report:

Page

Report of independent registered public accounting firm	2

Condensed Financial Statements:
Balance sheets	3-4
Statements of income	5
Statements of cash flows	6-7
Notes to the condensed financial statements	8-10

PART III

ITEM 19.	EXHIBITS

1.1	Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 filed on March 13, 2014).
1.2	Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 filed on March 13, 2014).
2.1	Form of ordinary share certificate (incorporated by reference to Exhibit 3.3 of our Registration Statement on Form F-1 filed on March 13, 2014).
4.1
Summary of the letter of undertaking dated March 21, 2013 among the Company and the trustees of the Company’s Series 1, C, D, E, F and G note holders (incorporated by reference to Exhibit 99.1 of our Report on Form 6-K filed on March 21, 2013).

4.2
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

4.4	English translation of Employees, Directors and Offices Incentive Plan of 2006, as amended (incorporated by reference to Exhibit 4.6 of our Annual Report on Form 20-F filed on June 26, 2009).
4.5
English translation of Management Services Agreement dated May 31, 2006, between Elbit Imaging Ltd. and Europe-Israel (M.M.S.) Ltd. (incorporated by reference to Exhibit 4.7 of our Report on Form 6-K filed on June 16, 2010).

4.6
Share Purchase Agreement dated December 29, 2010, among B.E.A. Hotels N.V., PPHE Hotel Group Limited and Park Plaza Hotels Europe Holdings B.V. (incorporated by reference to Exhibit 4.8 of our Annual Report on Form 20-F filed on June 6, 2011).

4.7
Agreement of Purchase and Sale, dated as of January 10, 2012, among certain sellers and BRE DDR RETAIL HOLDINGS LLC (incorporated by reference to Exhibit 4.10 of our Annual Report on Form 20-F filed on April 25, 2012).

4.8
First Amendment to Agreement of Purchase and Sale, dated as of January 24, 2012, among certain sellers and BRE DDR RETAIL HOLDINGS LLC (incorporated by reference to Exhibit 4.11 of our Annual Report on Form 20-F filed on April 25, 2012).

4.9
Share Purchase Agreement, dated as of March 30, 2012, by and among B.E.A. Hotels N.V., PPHE Netherland N.V. and PPHE Hotel Group Limited (incorporated by reference to Exhibit 4.12 of our Annual Report on Form 20-F filed on April 25, 2012).

4.10	English translation of the Plan of Arrangement as approved by the Tel-Aviv Jaffa District Court on January 1, 2014.
8.1	List of subsidiaries.
12.1	Certification of the principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the principal executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1
 Annual Consolidated Financial Statements as of December 31, 2013 for the years ended December 31, 2013, 2012 and 2011 (incorporated by reference to Exhibit 99.1 of our Report on Form 6-K filed on March 31, 2014).

15.2	Annual Condensed Financial Statements as of December 31, 2013 for the years ended December 31, 2013, 2012 and 2011

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to hereby sign this annual report on its behalf.

Elbit Imaging Ltd.

By:	/s/ Ron Hadassi
Name:	Ron Hadassi
Title:	Chairman of the Board of Directors

Date:  April 30, 2014