Form 20-F
period 2014-12-31
ELBIT IMAGING LTD
filed 2015-04-30
CIK 1027662

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report _____________

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

        If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17         ☐ Item 18

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act:

YES ☐                   NO ☒

Special Explanatory Note

Share and share price information in this annual report have been adjusted to reflect the 1-for-20 reverse share split effected by us on August 21, 2014 (the “Reverse Split”).

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

CURRENCY TRANSLATION

For the reader’s convenience, financial information for 2014 has been translated from various foreign currencies to the U.S. dollar (“$” or "U.S. dollar"), as of December 31, 2014, in accordance with the following exchange rates:

Currency	$1.00 as of December 31, 2014
1 New Israeli Shekel (NIS)	0.25714
1 Euro	1.21530
1 Great British Pound (GBP)	1.55867
1 Hungarian Forint (HUF)	0.00386
1 Czech Republic Koruny (CZK)	0.04386
1 Romanian LEI (RON)	0.27124
1 Polish Zloty (PLN)	0.28467
1 Indian Rupee (INR)	0.01579
1 Crore (10 million INR)	157,900

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

EXCHANGE RATES

The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 3.9430 to the U.S. dollar on April 12, 2015. The exchange rate has fluctuated during the six month period beginning October 2014 through April 12, 2015 from a high of NIS 4.053 to the U.S. dollar to a low of NIS 3.644 to the U.S. dollar. The monthly high and low exchange rates between the NIS and the U.S. dollar during the six month period beginning October 2014 through April 12, 2015, as published by the Bank of Israel, were as follows:

MONTH	HIGH	LOW
	1 U.S. dollar =NIS	1 U.S. dollar =NIS
October 2014	3.793	3.644
November 2014	3.889	3.782
December 2014	3.994	3.889
January 2015	3.998	3.899
February 2015	3.966	3.844
March 2015	4.053	3.926
April 2015 (through April 12)	3.974	3.939

The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years was as follows:

PERIOD	AVERAGE EXCHANGE RATE
January 1, 2010 - December 31, 2010	3.735 NIS/$1
January 1, 2011 - December 31, 2011	3.577 NIS/$1
January 1, 2012 - December 31, 2012	3.857 NIS/$1
January 1, 2013 - December 31, 2013	3.609 NIS/$1
January 1, 2014 - December 31, 2014	3.577 NIS/$1

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.           SELECTED FINANCIAL DATA The following selected consolidated financial data of Elbit Imaging Ltd. and its subsidiaries (together, “EI,” "Elbit," the “Company,” “our,” “we” or “us”) are derived from our 2014 consolidated financial statements and are set forth below in table format. Our 2014 consolidated financial statements and notes included elsewhere in this report were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The 2014 consolidated financial statements were audited by Brightman Almagor Zohar & Co., a firm of certified public accountants in Israel and a member of Deloitte Touche Tohmatsu. Our selected consolidated financial data are presented in NIS. A convenience translation to U.S. dollars is presented for 2014 only.

The selected financial data for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 which are presented in the table below are derived from our consolidated financial statements prepared in accordance with IFRS and do not include consolidated financial data in accordance with U.S. GAAP.

CONSOLIDATED STATEMENTS OF OPERATIONS IN ACCORDANCE WITH IFRS
 (in thousands, except share and per share data)

	2014	2014	2013	2012	2011	2010
	Convenience translation
	($'000)
Income revenues and gains
Revenues
Revenues from sale of commercial centers	51,831	201,571	8,614	67,594	3,525	4,345
Revenue from hotel operations and management	50,658	197,007	202,791	206,746	286,548	403,822
Total revenues	102,489	398,578	211,405	274,340	290,073	408,167
Gains and other
Rental income from commercial centers	29,226	113,661	129,748	147,185	111,745	98,550
Gain from sale of investees	2,906	11,301
Gains from sale of real estate assets	-	-	-	-	-	198,777
Gains from changes of shareholding in investees	-	-	-	53,875	-	-
Total gains	32,132	124,962	129,748	201,060	111,745	297,327
Total income revenues and gains	134,621	523,540	341,153	475,400	401,818	705,494

Expenses and losses
Commercial centers	75,049	291,864	124,737	213,367	159,626	156,745
Hotel operations and management	44,721	173,918	179,137	186,760	240,784	341,291
General and administrative expenses	10,230	39,785	60,643	48,771	61,857	65,292
Share in losses of associates, net	4,450	17,298	339,030	102,127	7,568	8,275
Financial expenses	61,096	237,601	334,101	184,273	160,707	313,224
Financial income	(1,624)	(6,317)	(3,930)	(28,303)	(65,571)	(40,927)
Change in fair value of financial instruments measured at fair value through profit and loss	18,368	71,432	68,407	50,229	(273,020)	50,531
Financial gain from debt restructuring	(415,692)	(1,616,628)
Write-down, charges and other expenses, net	136,550	531,042	840,034	302,093	288,935	79,637
	(66,852)	(260,005)	1,942,159	1,059,317	580,886	974,068

Profit (loss) before income taxes	201,473	783,545	(1,601,006)	(583,917)	(179,068)	(268,574)
Income taxes (tax benefits)	(588)	(2,287)	(30,937)	(9,212)	63,283	3,992
Profit (loss) from continuing operations	202,061	785,832	(1,570,069)	(574,705)	(242,351)	(272,566)
Profit(loss) from discontinued operations, net	(379)	(1,475)	5,059	90,721	(4,678)	346,091
Profit (loss) for the year	201,682	784,357	(1,565,010)	(483,984)	(247,029)	73,525

Attributable to:
Equity holders of the Company	259,447	1,008,999	(1,155,645)	(315,746)	(264,919)	61,998
Non-controlling interest	(57,765)	(224,642)	(409,365)	(168,238)	17,890	11,527
	201,682	784,357	(1,565,010)	(483,984)	(247,029)	73,525

Earnings per share - (in NIS)
Basic earnings (loss) per share:
From continuing operations	10.94	42.55	(932.15)	(329.51)	(10.46)	(11.23)
From discontinued operations	(0.02)	(0.06)	3.84	75.75	(0.19)	13.68
	10.92	42.49	(928.31)	(253.76)	(10.65)	2.45
Diluted earnings (loss) per share:
From continuing operations	10.94	42.55	(932.15)	(329.51)	(10.46)	(11.23)
From discontinued operations	(0.02)	(0.06)	3.84	75.75	(0.19)	13.36
	10.92	42.49	(928.31)	(253.76)	(10.65)	2.13

Dividend declared per share	0	0	0	0	0	0

SELECTED BALANCE SHEET DATA IN ACCORDANCE WITH IFRS

	2014	2014	2013	2012	2011	2010
	Convenience translation
	($ '000)

Current Assets	125,662	488,702	694,348	1,042,069	1,258,227	2,123,961
Non-current Assets	815,791	3,172,611	3,870,096	5,700,578	9,112,840	8,578,752
Total	941,453	3,661,313	4,564,444	6,742,647	10,371,067	10,702,713

Current Liabilities	92,306	358,985	4,794,477	1,721,661	2,226,971	2,799,122
Non-current Liabilities	665,748	2,589,091	178,597	3,631,878	6,605,226	5,726,070
Shareholders' equity Attributable to:
Equity holders of the company	59,650	231,979	(1,032,637)	288,630	359,630	760,740
Non-controlling interest	123,749	481,258	624,007	1,100,478	1,179,240	1,416,781
Total	941,453	3,661,313	4,564,444	6,742,647	10,371,067	10,702,713

B.           CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.           REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D.           RISK FACTORS

The following is a list of the material risk factors that may affect our business, our financial condition, our results of operations and our cash flows. We cannot predict nor can we assess the impact, if any, of such risk factors on our business or the extent to which any factor, or a combination of factors, may cause actual results to differ materially from those projected in any forward-looking statement. Furthermore, we cannot assess the occurrence, probability or likelihood of any such risk factor, or a combination of factors, to materialize, nor can we provide assurance that we will not be subject to additional risk factors resulting from local and/or global changes and developments not under our control that might impact our businesses or the markets in which we operate.

GENERAL RISKS

Our debt restructuring resulted in severe constriction of our business development, which may have a material adverse effect on our operations.

As discussed below under "Our Debt Restructuring", on February 20, 2014, we completed a major debt restructuring pursuant to an arrangement under Section 350 of the Israeli Companies Law, 5759-1999 (the "Companies Law"). Following the Debt Restructuring, all non-external members of our board of directors were replaced on March 13, 2014, and to date no decisions have been made with respect to our business model as implemented in recent years. Such changes may be made with immediate effect, and may have a significant effect on our operations and cash flow. Furthermore, during the pendency of the Debt Restructuring from February 2013, we were severely constricted in our ability to develop our business, inter alia, as on March 19, 2013, we entered into a letter of undertakings (the "Letter of Undertakings") with the trustees of our Series 1, C, D, E, F and G note holders pursuant to which we undertook, among other things, that we and the entities under our control (excluding Plaza Centers N.V.) ("PC" or "Plaza") would not dispose of any material asset or enter into any transaction outside the ordinary course of business, without providing the trustees for those series of notes prior written notice and all relevant information. The Letter of Undertakings remained in effect until the election of our new board of directors on March 13, 2014 and as a result, we essentially ceased our business development activity. Since then, due to those constraints, as well as other circumstances, such as the change of control over the Company, the replacement of our board members, our participation in the rights offering of Plaza in the framework of its own debt restructuring at a significant amount which limited our available resources, lack of new financing and related matters, we did not initiate any new projects nor make any significant progress in projects that were under development. This adversely affected our operations, and may cause us to suffer adverse effects in the future, including our ability to generate future cash flow in order to meet our obligations, and our financing obligations may be limited.

In addition, as a result of the Debt Restructuring, we are no longer controlled by one shareholder, and seven new directors were elected to our board of directors (out of a total of nine directors) on March 13, 2014. This situation creates uncertainty with respect to our strategy and has resulted and may result in changes in our business plans. This situation may also result in delays in pursuing business opportunities. In addition, according to our amended articles of association, a decision to engage in a new field of business which is material to the Company, in which neither we nor any of our subsidiaries is engaged and which new field of business is not complementary to an existing business, would require the approval of all the members of our board of directors present and lawfully entitled to vote at the relevant meeting. This situation creates uncertainty and may result in material adverse effects on our operations.

We essentially ceased our business development activity in the fields of commercial centers, hotels and residential projects during recent years, which may have a material adverse effect on our operations.

Following consummation of the Debt Restructuring we have not initiated any new projects nor made any significant progress in projects that were under development, due to the reasons detailed above. As a result, we did not commence new cycles of entrepreneurship-development-improvement-realization, and focused only on our backlog projects with no new pipeline. This may adversely affect our operations and may significantly affect our ability to generate future cash flow in order to meet our obligations, and to synchronize between our business cycle and our maturities.

An appeal was filed against the court ruling approving the Debt Restructuring. The success of such appeal in whole or in part may result in material harm to our company, including its liquidation.

Following the approval of the Tel-Aviv Jaffa District Court (the “Court”) of the Debt Restructuring (the “Court Ruling”), a holder of our Series B Notes which holds less than 0.1% of the outstanding unsecured debt of the Company prior to the debt Restructuring and which had previously filed with the Court a purported class action lawsuit against us on April 11, 2013 (the “Previous Action”), filed an appeal with the Israeli Supreme Court arguing that the Court erred in approving the Debt Restructuring, with specific reference to the exemption from personal civil liability that could potentially have been accorded to our then-current officers and directors (other than Mr. Mordechai Zisser) and the rejection of the Previous Action. One of the alternative remedies requested by the appellant was the cancelation of the approval of the Debt Restructuring by the District Court. To date, the appeal is still pending. If the Supreme Court will award the alternative remedy of the cancellation of the Court Ruling, we may incur material harm and may be required to negotiate a new debt restructuring plan, the failure of which will likely result in our liquidation.

We have large shareholders who may be able to control us.

As a result of the Debt Refinancing, affiliates of York Capital Management Global Advisers LLC and affiliates of Davidson Kempner Capital Management LLC beneficially own an aggregate of approximately 19.7% and 14.3%, respectively, of our outstanding ordinary shares. In addition, as a result of the Debt Refinancing, as of January 8, 2015 and based on the information available to us as of such date, certain Israeli institutional investors held, in aggregate, approximately 17.5% of our outstanding ordinary shares. To our knowledge, these shareholders are not party to a shareholders’ agreement between them or with any other shareholders. However, if they act together or with other shareholders, together they may have the power to control the outcome of matters submitted for the vote of shareholders, including the approval of significant change in control transactions. To the extent they maintain at least such holding percentages, their equity interests may make certain transactions more difficult and result in delaying or preventing a change in control of us unless approved by them. Furthermore, should large shareholders take opposing approaches with respect to our company, our business and results of operations may materially suffer.

Following the Debt Restructuring, the market price for our ordinary shares may suffer from fluctuation and may decline significantly.

According to the terms of the Debt Restructuring, we issued 509,713,459 ordinary shares to our unsecured financial creditors, representing approximately 92% of our outstanding share capital at the closing of the Debt Restructuring, 16,594,036 ordinary shares to Bank Hapoalim B.M. (“Bank Hapoalim”), representing 3% of our outstanding share capital following the closing of the Debt Restructuring, and 1,914,215 ordinary shares as a result of the exercise of a warrant held by Eastgate Property LLC. All share amounts in this paragraph do not reflect the Reverse Split.

As a result, there may be an adverse effect on the market price of our shares as a result of a substantial number of shares being sold or available for sale. If our shareholders sell substantial amounts of our ordinary shares, the market price of our ordinary shares may fall. The ordinary shares issued pursuant to the Debt Restructuring are generally freely tradable, and the potential sales of such shares could cause the market price of our ordinary shares to decline significantly. They also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

As a result of the Debt Restructuring, we have numerous liens on our assets and subsidiaries, which may result in material adverse effect on our operations.

In accordance with the terms of the Debt Restructuring, we created floating liens on all of our assets and fixed liens on our various holdings and rights in our subsidiaries Elbit Ultrasound (Luxembourg) B.V./S.ar.l (through which we hold a controlling stake in Plaza, of which we own approximately 44.9% of its share capital) and Elscint Holdings and Investments N.V. (through which we hold the entire share capital of BEA Hotels N.V. (“BEA Hotels”), which holds our hotels portfolio assets in Bucharest and Antwerp), including rights to receive compensation for a shareholder’s loan to each of such entities. In event that we default on the terms of such debt, such liens may be foreclosed, which may result in liquidation of our subsidiaries and material harm to our operations and cash flow. In addition, such liens limit our ability to sell our holdings and other rights in such subsidiaries (subject to certain exceptions included in the New Notes, as defined below) without making early prepayment of certain amounts to our note holders.

In addition, in accordance with the refinancing agreement with Bank Hapoalim which was consummated on February 20, 2014, for the restructuring of our secured loan from Bank Hapoalim pursuant to a refinancing agreement dated December 29, 2013 (the "Refinancing Agreement”), we placed fixed liens on BEA Hotels’ holdings and shareholder’s loan (subject to certain exceptions) in Bea Hotels Eastern Europe B.V. (through which we hold a hotel in Bucharest) and Astrid Hotel Holdings B.V. (through which we hold hotels in Antwerp). In event that we default on the terms of such debt, such liens may be foreclosed, which may result in the liquidation of our subsidiaries and material harm to our operations and cash flow. In addition, such liens limit our ability to sell our holdings and other rights in these subsidiaries without making early prepayment of certain amounts to Bank Hapoalim.

The grant of liens pursuant to the Debt Restructuring and the amended loan agreement with Bank Hapoalim resulted in most of our valuable assets being subject to liens and encumbrances. In the event that we need additional financing for our operations, we will not be able to provide adequate collateral, which may adversely affect our ability to raise the financing on favorable terms or at all. Such outcome may substantially limit our ability to further develop our assets.

As a result of the new notes that we issued pursuant to the Debt Restructuring, we have limited flexibility in making dividends due to prepayment obligations.

The new notes issued to our note holders pursuant to the Debt Restructuring (the “New Notes”) include mandatory prepayment provisions in the event we pay a dividend or make any other distribution before the full redemption of the New Notes, such that we will be obligated to prepay an amount equal to the amount distributed by us, in the following order: (i) first, towards all unpaid amounts under the Series H notes, and (ii) secondly, towards all unpaid amounts under the Series I notes. In addition, pursuant to the Refinancing Agreement, in the case of a distribution, including payment of a dividend in any manner to the Company's shareholders, we shall be required to prepay Bank Hapoalim an amount equal to the amount paid to the note holders on such date multiplied by the ratio between our debt to Bank Hapoalim and our total debt to Bank Hapoalim and to the note holders as of such date. Such provisions may substantially limit our ability to distribute dividends to our shareholders. In addition, such limitation could prove burdensome and limit our ability to raise equity investments due to the limited ability to avail our shareholders of the return of such investments by way of dividends or distributions.

We have significant capital needs and additional financing may not be available.

The sectors in which we compete are capital intensive. We require substantial up-front expenditures for land acquisition, development and construction costs, investments in research and development as well as for the ongoing maintenance of our hotels or operation of our commercial centers. In addition, following construction, additional financing is necessary to maintain the centers in good condition until they are almost fully leased to tenants and sold. Accordingly, we require substantial amounts of cash and financing for our operations. We cannot be certain that our own capital will be sufficient to support such future development or that such external financing would be available on favorable terms, on a timely basis or at all. Furthermore, any changes in the global economy, real estate or business environments in which we operate, any negative trend in the capital markets, any restrictions on the availability of credit and/or decrease the credit rating of PC, might have a material adverse effect on our ability to raise capital.

As a result of our recent financial difficulties, our suspension of payments in respect of our outstanding notes during the year leading up to the Debt Restructuring, the restructuring of our financial debt as part of the Debt Restructuring and the restructuring of PC's debt as part of the Amended PC Plan (as defined below), we may experience difficulties raising financing from investors, especially in Israel, at attractive terms or at all.

In 2008 the world markets experienced a financial crisis from which they have not yet fully recovered that, among other things, resulted in lower liquidity in the capital markets and lower liquidity in bank financing for real property projects (mainly for projects under development). The financial crisis also affected our ability to obtain financing in Central and Eastern Europe ("CEE") and India for our commercial shopping centers and residential projects in those countries. Lower liquidity may result in difficulties to raise additional debt or less favorable interest rates for such debt, which may impact the development of our projects as well as the ability of the potential purchasers thereof to finance such purchases. In addition, construction loan agreements generally permit the drawdown of the loan funds against the achievement of pre-determined construction and space leasing or selling milestones. If we fail to achieve these milestones (including as a result of the global financial crisis and the significant decrease in the number and volume of transactions in general), the availability of the loan funds may be delayed, thereby causing a further delay in the construction schedule. If we are not successful in obtaining financing to fund our planned projects and other expenditures, our ability to develop existing projects and to undertake additional development projects may be limited and our future profits and results of operations could be materially adversely affected. Our inability to obtain financing may cause delays in planned renovation or maintenance of our hotels and commercial centers, or in completion of the construction of our trading property that could have a material adverse effect on our results of operations. Our inability to obtain financing may also affect our ability to refinance our existing debt, if necessary, which may have a material adverse effect on our results of operations and cash flow. In addition, as discussed in the risk factor below "Our annual and quarterly results may fluctuate, which may cause the market price of our shares and New Notes to decline." our quarterly and annual operating results have fluctuated, and may in the future continue to fluctuate, significantly. If we were in need of cash and financing for our operations at a time when our results are poor, this may also have an impact on our ability to fund or successfully obtain financing to fund our planned projects and other expenditures.

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

Furthermore, as part of PC's debt restructuring under the Amended PC Plan which is described more fully below, inter alia, PC is required to assign 75% of the net proceeds received from the sale or refinancing of any of its assets to early repayment of its debt to its note holders. PC will be permitted to make investments only if its cash reserves contain an amount equal to general and administrative expenses and interest payments for such debt for a six-month period, has placed a negative pledge on its assets and undertook certain limitations on distribution of dividends and incurring of new indebtedness, financial covenants and other undertakings with respect to the sale and financing of certain projects and investment in new projects, all together, imposing considerable limitations on obtaining new financing.

We are restricted from receiving dividends from PC and other subsidiaries.

The Amended PC Plan includes certain limitations on the distribution of dividends as well as subordination provisions, which would significantly limit our ability to generate cash flow from PC and may significantly affect our cash flow and operations. In addition, other subsidiaries of ours are subject to limitations on the payment of dividends by virtue of legal or regulatory restrictions in their respective jurisdictions. These limitations may have material adverse effects on our cash flow and in turn our ability to service our debts on timely manner.

Events of default under our debt arrangements may result in cross-defaults being triggered under our other credit facilities.

As indicated and more fully described under Item 4 hereof under the caption "PC Debt Restructuring", on December 19, 2014, PC completed its debt restructuring proceedings and the implementation of the Amended PC Plan as approved by the District Court of Amsterdam in the Netherlands (the “Dutch Court”) on July 10, 2014, with the Approval Date being July 18, 2014. Under such plan, inter alia, the maturities of PC's notes that were issued for trading at the Tel-Aviv Stock Exchange ("Israeli Notes") and notes that were issued to certain Polish noteholders ("Polish Notes") were postponed, as all principal payments of any unsecured debt due during 2013-2015 were deferred for three years from the date of approval of the Amended PC Plan by the Dutch Court (“Approval Date”), while determining that if within two years from the Approval Date PC manages to repay 50% of such unsecured debt, then the remaining principal payments shall be deferred for an additional one year.

If an event of default were to subsist under one or more of our debt arrangements, namely, either the Company's Debt Restructuring or the Amended PC Plan, that event of default may, in accordance with cross-default provisions, constitute an event of default under our other debt arrangements or credit facilities. Upon an event of default (whether due to cross-default or otherwise), the relevant lenders would have the right, subject to the terms of the relevant facility arrangements to, inter alia, declare the borrower’s outstanding debts under the relevant facilities to be due and payable and/or cancel their respective commitments under the facilities, enforce their security, take control of certain assets or make a demand on any guarantees given in respect of the relevant facility. Accordingly, in the event we do not fulfill our obligations under the Notes issued pursuant to our Debt Restructuring or if PC does not fulfill its obligations under the Israeli Notes or Polish Notes (including but not limited to payment obligations), as the case may be, the respective trustees representing holders of our Notes in case of the Company or the Israeli Notes in case of PC, may be able to claim an immediate settlement, and declare all or any part of the unsettled balance of our Notes or PC's Israeli Notes or Polish Notes, as the case may be, immediately due and payable. Such event of default will trigger cross-default provisions included in other credit facilities. The occurrence of one or more of these factors may have a material adverse effect on our business, financial condition or prospects and/or results of operations.

Our ability to satisfy our obligations under certain credit facilities depends on the value of our assets.

Although the use of borrowings is intended to enhance the returns on our invested capital when the value of our underlying assets is rising, it may have the opposite effect where the value of underlying assets is falling. Any fall in the value of any of our properties may significantly reduce the value of our equity investment in the entity which holds such property, meaning that we may not make a profit, may incur a loss on the sale or impairment of any such property and/or increase the likelihood of breaching certain financial covenants in our existing debt arrangements (namely, our Debt Restructuring or the Amended PC Plan) or credit facilities resulting in an event of default under such arrangements. The occurrence of one or more of these factors may have a material adverse effect on our business, financial condition, prospects and/or results of operations.

IF PC fails to comply with the provisions of the Amended PC Plan, than it might enter into liquidation or we may lose our control over PC or the value of our investment in PC.

As discussed below under Item 4 “Recent Events”, as part of the Amended PC Plan we and our affiliates participated in a rights offering of PC. Should PC default under the Amended PC Plan, there is no obligation or assurance that we will be able to further support PC, and such default may result in massive dilution of our holdings causing us to lose our control over PC or the liquidation of PC, where in such case, we will lose our investment in PC.

Conditions and changes in the local and global economic environments may adversely affect our business and financial results including our ability to comply with certain financial covenants.

Adverse economic conditions in markets in which we operate can harm our business. Such adverse economic conditions may result in diminished liquidity and tighter credit conditions, leading to decreased credit availability, as well as declines in economic growth, employment levels, purchasing power and the size and amount of transactions. In addition, recent concerns regarding the possibility of sovereign debt defaults by European Union member countries, such as Greece and Cyprus, each of which is facing possible default of its sovereign debt obligations, as well as Spain and Italy, the sovereign debt obligations of which were recently downgraded, has disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. These risks may be elevated with respect to our interactions with third parties with substantial operations in countries where current economic conditions are the most severe, particularly where such third parties are themselves exposed to sovereign risk from business interactions directly with fiscally-challenged government payers.

The credit crisis of recent years could have a number of follow-on effects on our business, including a possible: (i) decrease in asset values that are deemed to be other than temporary, which may result in impairment losses and possible noncompliance with certain financial covenants in credit and loan agreements to which we are a party, including but not limited to as a result of the decrease in the value of our collateral loan to value (LTV) (including the decrease in the value of real estate or securities which are pledged to banks), (ii) negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and other sources of funding in the future on terms favorable to us, which would harm our ability to finance the development of new projects and engage with co-investors, (iii) slowdown in our business resulting from potential buyers experiencing difficulties in raising capital from financial institutions in order to finance the purchase of our assets from us, which may significantly impact our cash flow and our ability to serve our debts in a timely manner and (iv) imposition of regulatory limitations on financial institutions with respect to their ability to provide financing to companies such as us and/or projects such as those in which we are engaged, while creating a credit crunch. If such financial and economic uncertainty shall occur, it may materially adversely affect our results of operations and cash flow and may increase the difficulty for us to accurately forecast and plan future business.

We are highly leveraged and our debts contain financial and operational covenants, which if breached could adversely affect our ability to operate our business.

We are highly leveraged and have significant debt service obligations. As of the balance sheet date our consolidated debt toward banks and note holders amount to NIS 2,633 million ($677 million), out of which a corporate -level debt (i.e.: debts of the Company on a standalone balance sheet) amounted to NIS 755 million (approximately $194 million).

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

In addition, a significant part of our loans and notes include provisions with respect to maintaining and complying with certain financial and operational covenants. Our ability to comply with these covenants may be affected by events beyond our control. A breach of one or more of these covenants could result an event of default under the loan agreements and may give rise to an acceleration of our loans from the respective lenders. Such breach of covenants could have a material adverse effect on our operations and cash flows.

Delays in the realization of our assets could result in significant harm to our financial condition and our ability to serve our indebtedness in a timely manner.

Our business activity is characterized by cycles of entrepreneurship-development-improvement-realization, with the objective to create value with our assets and, as a result, to create value for our company. Our cash flow is dependent upon maintaining synchronization between the realization timetables to the payment schedules of our indebtedness. Delays in the realization of our assets could harm our cash flow and our ability to service our indebtedness. For example, at the beginning of 2013, we experienced a confluence of events not under our control that had an adverse effect on our cash flow and, due to market conditions and delays in projects, we experienced difficulties in realizing our assets at fair commercial values. Those difficulties were attributed to a number of factors, including delays in obtaining permits and licenses from municipal and planning authorities and the hardening of financing policies by banks and financial institutions for the financing of our projects (both for entrepreneurs and potential purchasers). In addition, the note holders of PC threatened to take legal action to prevent PC from distributing dividends, from which we had expected to receive an amount of NIS 100 million (approximately $27 million). As a result, the credit ratings of our notes were downgraded, which itself imposed more difficulties on our obtaining financing and, in addition, certain financing alternatives that we had been considering did not come to fruition. This led us to commence the process that resulted in the Debt Restructuring. We and PC require realizing a significant part of our assets in order to serve our debts in a timely manner, some of which require further development before placing them in the market. There is no assurance that we and PC will succeed in the realization of our assets in synchronization with the maturity date of our debts, which would prevent our ability to avoid a recurrence of such events. In addition, as during the pendency of the Debt Restructuring from February 2013 to February 2014 and the election of new board members on March 2014, we essentially ceased our business development activity, recommencing such activity at once would require substantial investment, without assurance that such synchronization will be achieved, and the failure of which would likely result in material adverse effects on our operations and cash flow and our ability to service our debt.

We have limited eligibility to use Form F-3 for primary offerings, which could impair our capital raising activities.

We have recently regained the ability to use the SEC's "short form" Form F-3 to register sales of our securities. However, our “public float” is currently below $75 million and may remain below $75 million for the foreseeable future. As a result, we are not fully eligible to use Form F-3 for primary offerings. Any such limitations may harm our ability to raise the capital we need. To the extent we are ineligible to use Form F-3 for primary offerings, we will be required to use a registration statement on Form F-1 or issue such securities in a private placement, which could increase the cost of raising capital and delay our financings.

Our financial instruments (mainly our loans and notes) and our derivative financial instruments are subject to fluctuation in interest rates, currency exchange rates, changes in the consumer price index and/or changes in fair value, which may have a negative impact on our earnings, balance sheet and cash flows.

Floating interest rates on most of our debt facilities expose us to increases in market interest rates and subsequent increases in interest costs. To the extent that at any time we do not have any hedges or our hedges are insufficient against interest rate fluctuations, our earnings and balance sheet position may be negatively impacted. Currently we do not have hedges for most of our loans against interest rate fluctuations. In addition, certain debt agreements may include default interest under certain circumstances, which may be higher than the original interest rate set out in the debt agreement. If a lender successfully asserts its right to invoke a default interest clause, this will increase our effective interest costs in respect of facilities with that lender.

We are impacted by exchange rates and fluctuations thereof. We are likely to face risks from fluctuations in the value of the functional currencies of our subsidiaries against the linkage currency of the applicable financial instruments. To the extent that at any time we do not have any hedges or our hedges are insufficient against currency exchange rates, our earnings and balance sheet position may be negatively impacted. In addition a significant part of our real estate assets and investments is managed in foreign currencies (mainly Euro, US Dollar and Rupee) while our debts in the corporate level are mainly in NIS and US Dollars. Therefore the proceeds from the realization of such real estate assets and investments may significantly fluctuate and we may be adversely effected by such exposure. Currently we do not have any material hedges against exchange rate fluctuations.

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

Certain circumstances may affect the fair value of our real estate assets (whether operating or under construction), including, among other things, (i) the absence of or modifications to permits or approvals required for the construction and/or operation of any real estate asset; (ii) in commercial centers where a significant part of the rental areas is subject to long-term leases with a small group of retailers which is distinguished from other lessees, we may be exposed to a risk of rental fee rates being significantly lower than originally anticipated and a material long term decline in the business operations of such retailers may therefore have an adverse effect on the real estate assets recoverable amount and their final sale prices; (iii) delays in completion of works, beyond the anticipated target, may adversely affect the fair value of the assets and our results of operations and cash flow; (iv) costs overruns in the constructions of our real estate and higher operational costs than anticipated may affected the fair value of our real estate; (v) an increase in the applicable discounts rates in which we are discounting the anticipated operational cash flow of the real estate may have a material adverse affect on the fair value of the real estate (vi) lawsuits that are pending, whether or not we are a party thereto, may have a significant impact on our real estate assets and/or on certain of our shareholding rights in the companies owning such assets; (vii) full or partial eminent domain proceedings (with or without compensation) regarding such real estate assets; and (viii) findings indicating soil or water contamination or the existence of historical or geological antiquities may require the company to absorb significant cleaning, purification or preservation costs, and may limit the use or exploitation of the land, resulting in significant decrease in its fair value. In addition, certain laws and regulations applicable to our business in certain countries where the legislation process undergoes constant changes may be subject to frequent and substantially different interpretations, and agreements which may be interpreted by governmental authorities so as to shorten the term of use of real estate, which may be accompanied by a demolition or nationalization order with or without compensation, may significantly affect the value of such real estate asset. The fair value of our real estate assets may be significantly decreased thereby resulting in potential impairment losses not previously recorded in our financial results, which would impact our ability to satisfy financial covenants under our bank loans.

Since market conditions and other parameters (such as macroeconomic and microeconomic environment trends, and others) that affect the fair value of our real estate and investments vary from time to time, the fair value may not be adequate on a date other than the date the measurement was executed (in general, immediately after the balance sheet date). In the event the underlying assumptions included in the valuation of the real estate (mainly the projected forecasts regarding the future cash flows generated by those assets and the applicable discount rate) are not met, we may have to record an additional impairment loss not previously recorded.

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

We conduct our businesses in multiple countries. Our future results could be materially adversely affected by a variety of factors relating to international transactions, including changes in exchange rates, general economic conditions, regulatory requirements, dividend restrictions, tax structures or changes in tax laws or practices, and longer payment cycles in the countries in our geographic areas of operations. International operations may be limited or disrupted by the imposition of governmental controls and regulations, political instability, hostilities, natural disasters and difficulties in managing international operations. In the CEE region and India, laws and regulations, particularly those involving taxation, foreign investment and trade, title to securities, and transfer of title that are applicable to our activities, can change quickly and in a far more volatile manner than in developed market economies. We cannot assure you that one or more of these factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition and results of operations. A failure to effectively manage the expansion of our business could have a negative impact on our business.

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

In November 1999 a claim was initiated against us and certain other third parties, including former directors of the Company and Elscint Ltd., in connection with the change of control of us and our former subsidiary Elscint Ltd. ("Elscint," which was merged into us in 2010) in May 1999 and the acquisition of the hotel businesses and the Arena Commercial Center in Israel by Elscint in September 1999 from Europe Israel (our former controlling shareholder prior to the Debt Restructuring), as well as motions to certify certain of such claims as class actions (Gadish et al v. Elscint et al). On May 28, 2012, the Supreme Court certified the lawsuit as a class action with respect to the claim that the hotels and the Arena Commercial Center were allegedly sold to us at a price higher than the then-current fair value and that Elron Electronic Industries Ltd. (an unrelated third party) had breached certain minority rights in the framework of the sale of Elscint's shares to Europe Israel), and the case was remanded to the Court for hearing the case without prejudicing the parties' rights and arguments with respect to a derivative action. For additional details regarding the class action lawsuit filed against us, see "Note 17 in our 2014 annual financial statements”.

In addition certain other legal proceedings have been initiated against us, including the Appeal filed by former Series B holder to the Israeli Supreme Court in respect of the approval of the Debt Restructuring (as discussed above under “An appeal was filed against the court ruling approving the Debt Restructuring). A determination against us in some or all of these proceedings, mainly those related to class actions and the Appeal of the former Series B holder, may materially adversely affect our results of operations and cash flow.

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

We have experienced at times in the past, and may in the future experience, significant fluctuations in our quarterly and annual operating results, which may cause the market price of our shares and notes to decline. These fluctuations may be caused by various factors including, among other things, significant sales of our properties, the frequency of such transactions. As a result of our disposition of our real estate assets and/or investments, we may experience significant fluctuations in our annual and quarterly results. As a result, we believe that period-to-period comparisons of our historical results of operations may not necessarily be meaningful and that investors should not rely on them as an indication of our future performance. It is likely that in some future periods, our operating results may be below expectations of public market analysts or investors.

Our business is subject to general business and macro and microeconomic risks.

In addition to risks that are relevant to a specific activity or relate to a specific territory, certain conditions and changes in the economic environment in the countries in which we operate may have an adverse effect on our business performance; changes in the global economy, in real estate and/or the business environment in which we operate, and/or a negative trend in the capital markets and/or a decrease in our capital and/or impairments in our real estate assets from the reasons described in this Item 3 under “The fair value of our real estate assets (including commercial shopping centers, hotels, residential projects and others) may be harmed by certain factors that may entail impairment losses not previously recorded, which would affect our financial results and the satisfaction of financial covenants” risk factor above, may have an adverse effect on our ability to raise funds; macroeconomic or microeconomic changes as described above may influence our compliance with financial covenants under certain bank loans and credit agreements, including but not limited to, as a result of the decrease in the LTV or Debt Service Cover Ratio ("DSCR") and/or a decrease in our capital. For details regarding our pledged assets, see Item 5B, under “Other Loans”.

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

On August 21, 2014, we effected a 1-for-20 reverse split of our ordinary shares, no par value. As a result of such reverse share split, our authorized share capital was decreased from 700,000,000 ordinary shares, no par value, to 35,000,000 ordinary shares, no par value, and our outstanding shares and options to purchase shares were adjusted accordingly. The reverse share split was intended to increase the per share trading price of our ordinary shares to satisfy Listing Rule 5450(a)(1) (the "NASDAQ Listing Rule") which requires that listed stocks maintain a closing bid price in excess of $1.00 per share for continued listing on the NASDAQ Global Select Market. On September 10, 2014, we received notice from the NASDAQ Global Select Market that we had regained compliance with Listing Rule 5450(a)(1).

The closing price of our ordinary shares on NASDAQ on April 28, 2015, was $ 1.40. There is no assurance that the share price will not fall below $1.00 per share or that we will not be in violation of the NASDAQ Listing Rule.

If PC and Elbit Medical Technologies Ltd. do not satisfy the applicable stock exchange conditions of for continued listing, their shares could be delisted.

The shares of PC are listed for trading on the main board of the London Stock Exchange under the symbol "PLAZ" and on the main list of the Warsaw Stock Exchange under the symbol "PLZ". The shares of our subsidiary Elbit Medical Technologies are listed on the Tel-Aviv Stock Exchange under the symbol "EMTC". If PC or Elbit Medical Technologies Ltd. does not satisfy the conditions of the applicable stock exchange for continued listing (such as, but not limited to, free-float requirements), their shares could be delisted. Such occurrences would make the realization of those investments or any part thereof by us more difficult and could limit the possibility to attract new investors to those portfolios.

RISKS RELATING TO THE COMMERCIAL CENTERS BUSINESS

There is no assurance that we will successfully implement our construct and dispose strategy on the commercial business and in such event our results and cash flows may be materially adversely affected.

Our strategy in the commercial centers business is to acquire a plot of land, develop a commercial center on it, and dispose of the center upon completion, or operate a center following completion until such time as we reach the minimum occupancy threshold necessary for the property to be attractive to potential buyers or to enable the sale thereof as part of a sale of a portfolio of properties, and to allow us to attempt to achieve the best price for our completed commercial centers. Our decision to sell properties is based on various factors, including market conditions. There is no assurance that such sales will actually occur or that they will occur according to the timetable we predicted or planned. There can be no assurance that we will be able to complete dispositions under commercially reasonable terms or at all. Accordingly, our results of operation and cash flows can be materially adversely affected.

Suitable locations are critical to the success of a commercial center; however, there is no guarantee that we will be able to obtain such suitable locations, which may adversely affect our business and results of operations.

The choice of suitable locations for the development of commercial center projects is an important factor in the success of the individual projects. Ideally, these sites should be located (i) within, or near, the city center, with well-developed transportation infrastructure (road and rail) located in close proximity to facilitate customer access and (ii) in areas with sufficient population to support the centers. If we are not able to find sites in the target cities which meet these criteria or which meet our price range, this may materially adversely affect our business and results of operation. In addition, our estimations as to the urban development of the area and/or consumer spending power or the growth thereof may be wrong or may be influenced by factors we cannot predict, which can cause the results of the center to be less than we predicted and/or difficulty to reach the desirable occupancy rates, and/or require us to sell the center at a time or upon terms different that we had planned.

We are dependent on attracting third parties to enter into lease agreements, and in particular on anchor tenants.

We are dependent on our ability to enter into new leases on favorable terms with third parties, including anchor tenants (such as the operators of supermarkets, department stores, cinemas, national retail outlets and large electrical appliances stores) in order to receive a profitable price for each commercial center or other development. Anchor stores in commercial and entertainment centers play an important part in generating customer traffic and making a center a desirable location for other tenants. We may find it more difficult to engage tenants to enter into leases during periods when market rents are increasing, or when general consumer activity is decreasing, or if there is competition for tenants from competing centers. The global economic slowdown, pressures that affect consumer confidence, job growth, energy costs and income gains can affect retail sales growth, and a continuing soft economic cycle (as well as vacancies and available spaces at other shopping centers as a result of the recession) may impact our ability to find tenants for our commercial centers. Failure to attract tenants, the termination of a tenant’s lease, or the bankruptcy or economic decline of a tenant may adversely affect the price obtainable for the commercial center and adversely affect our financial condition and results of operations. The failure of tenants to abide by the terms of their agreements may cause delays or result in a temporary or long term decline in rental income, the effects of which we may not be able to offset due to difficulties in finding a suitable replacement anchor tenant. Furthermore, the tenants or operators of units comprising part of a development may be unable to obtain the necessary governmental permits or licenses which are necessary for the operation of their respective businesses. Where such operations are delayed or not permitted due to lack of necessary permits, a negative impact on the attractiveness of the project and on revenues and cash flow may result.

We may lease developed commercial centers until we dispose of them or other developments at below expected rental rates or sell at a price that is below what was expected or at a delayed date, which would materially harm our business.

Our current strategy is to dispose of a commercial center upon completion. If rental leases decrease below our expectations or if circumstances arise beyond our control, such as market prices, market demand and negative trends, or if we are required to sell a center in order to meet certain payment obligation under our outstanding financing facilities or notes when due, we may have to sell a commercial center at a price below our projections. In addition, we could be in the position where there will be no demand at acceptable prices and we will be required to hold, operate and maintain the commercial center until the financial environment improves and we are able to attempt to achieve the best price for our completed commercial centers. This will cause a considerable delay in the sale of the asset and will require us to devote (or acquire by way of outsourcing) the resources (including, in some cases, injecting additional capital) required for its operation and maintenance.

Competition is becoming more aggressive in certain countries in which we operate, which may adversely affect our results of operations and cash flows.

The commercial centers business in CEE and in India is becoming more competitive with a number of developers becoming active in our target areas, such as Globe Trade Centre SA, Atrium European Real Estate ECE Projekt Management GmbH, IMMOFINANZ Group and TriGranit Holding Limited in CEE. The commercial centers concept we promote is gaining increasing popularity due to its potentially high yields. Developers compete not only for patrons, but also for desirable properties, financing, raw materials, qualified contractors, experienced system consultants, expert marketing agents and skilled labor. The public bidding process (the process through which we often acquire new properties) in CEE, and the prime locations in general, are subject to competition and some of our competitors have longer operating histories and greater resources than us, all of which may limit our ability to obtain such projects. There can be no assurance that we will be successful in winning projects that we bid for or which are awarded pursuant to fixed price tenders or that we will otherwise continue to be successful in competing in such countries for prime and selected locations.

If we find and acquire a location that is suitable for the development of a commercial center, the suitability of that location may be adversely affected by external factors such as a competing shopping center opening in the same area, demographic trends and urban development and changes which may impact the character of the target or potential customers of the shopping center, and other factors that may impact the shopping center’s operations. In the event that the suitability of a location is adversely affected, the development of our commercial center may be delayed or abandoned. In such circumstances, there is no guarantee that we will be able to use the site for an alternative development or be able to sell the site.

Certain projects have limited development and exploitation rights

In 2006, PC added the Casa Radio project in Romania to its portfolio. The nature of the development and exploitation rights granted to the joint venture company in relation to the Casa Radio site in Bucharest are for a period of only 49 years, and in the event that this term is not extended, the rights in relation to the site would revert to the Government of Romania. Furthermore, these rights are subject to termination under certain circumstances by the Romanian government, and any termination prior to the expiration of such rights may have a material adverse effect on our business. The building permit obtained by PC for the development of Helios Plaza has expired at the end of 2014 and there is no assurance for prolongation. In respect of the Arena Plaza Extension, the building permit has expired and a renewal will need to be applied for. Any expiry or termination of these rights may have a material adverse effect on our business, financial condition and/or results of operations.

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

The residential development industry has been cyclical historically and continues to be significantly affected by changes in industry conditions, as well as in general and local economic conditions, such as(i) employment levels;(ii) availability of financing for homebuyers;(iii) interest rates;(iv) consumer confidence; (v) levels of new and existing homes for sale;(vi) demographic trends;(vii) urban development and changes; (viii) housing demand; (ix)local laws and regulations; and (x) acts of terror, floods or earthquakes. These may occur on a global scale, like the recent housing downturn, or may affect some of the regions or markets in which we operate more than others. When adverse conditions affect any of our larger markets, they could have a proportionately greater impact on us than on some other residential development companies. Our operations where we have significant inventory will more adversely affect our financial results than our other markets. An oversupply of alternatives to new homes, including foreclosed homes, homes held for sale by investors and speculators, other existing homes and rental properties, can also reduce our ability to sell new homes and depress new home prices and reduce our margins on the sales of new homes.

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

Our residential projects are mainly located in India, and subject to highly regulated legal regime which is burdensome for foreigner investors

Most of our residential projects are located in India, and are subject to the Indian Foreign Direct Investment (“FDI”) Act, 1999, and the regulations framed thereunder with respect to the construction development sector in India. That sector is governed by provisions of the Foreign Exchange Management Regulation and the consolidated FDI policy issued by the Department of Industrial Policy and Promotion (“DIPP”) of the Indian Ministry of Commerce and Industry, and updated / revised from time to time through various Press Notes (“FDI Policy”). The last release with respect to the FDI Policy was a Consolidated FDI Policy circular issued by the DIPP, with effect from April 17, 2014, which was followed by a press note no.10 of 2014 dated December 3, 2014. Those regulations forbid the sale of undeveloped land in view of blocking speculative real-estate investments by foreigners. Such limitations are blocking or limiting our ability to separate and walk away from unsuccessful joint ventures, terminate land acquisition contracts, dispose of land inventory that the development thereof is not economical for us or control the timing of such disposition. In addition, that legislation is subject to continuous rapid and unexpected changes that can jeopardize our business strategy, planning and conduct, and can cause severe delays in timetables set for realization and disposition of projects, and could have a material adverse effect on our operations, cash flow and in turn, our ability to serve our debts on timely manner.

Our residential projects located in India are subject to uncertainties with respect to title and ownership rights.

All our residential projects in India are subject to complicated real estate legislation and we often face lack of sound and proper documentation, title records, historical records and such other defects. In some cases, we face difficulties to foreclose on lands or to have the land properly recorded on our name. Those title defects or lack of proper documentation might prevent or complicate our ability to sell and dispose of such lands or real estate.

Our residential projects located in India depend on joint ventures with local partners.

All our residential projects in India are held through joint ventures with local partners. During recent years, we have experienced a critical cultural gap with our partners as well as a different business approach. Most of those joint ventures suffer from ongoing disputes and troubles in implementing the agreements as originally planned. In most cases, there is no effective way for enforcement of the agreements, inter alia, due to complicated and bureaucratic legal proceedings, conflict of laws, highly expensive arbitration and limited ability to effectively enforce such judgments. Such circumstances may have an adverse effect on our ability to implement our business plans, maximize the return on our investments, control the projects' timetable and achieve the projected results. In other cases, under joint development agreements we depend on our partners' ability or economic incentive to perform the development of the project, as well as other risk factors that may apply to the residential sector. See also the discussion under "We may depend on business partners to jointly construct projects under certain joint venture/joint development projects, which may lead to increased development and construction costs and the loss of our competitive advantage. Some of our projects are co-owned and control of such investments is shared with third parties."; In addition, see also our discussion with respect to risks relating to India, under the heading "In certain projects we rely on local joint venture partners, and in the event that these partners do not perform their obligations, such partners and we have different interests or disputes arise between such partners and us, this could have a material adverse effect on our financial condition and results of operations.".

If prospective home buyers are not able to obtain suitable financing, our results of operations and cash flows may decline.

 In certain projects in the residential sector our strategic plan includes the execution of an agreement with a joint development partner ("JDA Partner") according to which the development of the project will be executed by the JDA Partner and we will share with the JDA Partner the proceeds from the sale of houses and/or plots. Therefore, our results of operations and cash flows depend on the ability of prospective home buyers to obtain mortgages for the purchase of the houses which will be developed by the JDA Partner. The uncertainties created by world-wide events in the mortgage markets and their impact on the overall mortgage market, including the tightening of credit standards, could adversely affect the ability of the prospective customers to obtain financing for a home purchase, thus preventing prospective home buyers from purchasing the homes. Moreover, increases in the cost of home mortgage financing could prevent prospective home buyers from purchasing the homes. If the home buyers cannot obtain suitable financing, the sales of the homes by our JDA partner will decreased and which in turn will adversely affect our results of operations and cash flows.

RISKS RELATING TO THE COMMERCIAL CENTERS BUSINESS, TO THE HOTEL BUSINESS AND TO THE RESIDENTIAL PROJECTS BUSINESS

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

An important element in the success of the construction process of our commercial projects is the short construction time (in CEE, generally eight to 18 months from the receipt of building permits, depending on the size of the project and location), and our ability to open projects such as commercial centers ahead of our competitors, particularly in cities which do not have projects of the type constructed by us.

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

Substantially all of our portfolio's total consolidated assets consist of investments in real properties part of which are operational and a significant part of which are undeveloped. Because real estate investments are relatively illiquid, our ability to quickly sell one or more properties in the portfolio in response to changing economic, financial and investment conditions is limited. Moreover, the sale of undeveloped land to third parties will involve additional difficulties compared to selling of operational real estate assets such as the lack of financing for development in the CEE and India, the risk of not obtaining the building permits and approval from the authorities and the like. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand for space and trends, that are beyond our control. As our projects are subject to numerous factors that are not under our control, there is no assurance that our predictions and estimations of the timing in which we will be able to sell any property and/or the price or terms we set will actually materialize as predicted. There is no assurance that our predictions and estimations as to the length of time needed to find a willing purchaser and to close the sale of a property will be correct. In addition, current economic and capital market conditions might make it more difficult for us to sell properties or might adversely affect the price we receive for properties that we do sell, as prospective buyers might experience increased costs of debt financing or other difficulties in obtaining debt financing. Finally, attempting to sell any of our investments in real properties at an accelerated pace due to cash flow needs may result in our receiving lower purchase price for such investments.

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

RISKS RELATING TO OUR MEDICAL COMPANIES

InSightec’s future growth substantially depends on its ability to develop and obtain regulatory clearance and reimbursement for additional treatment applications for the ExAblate.

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

The ExAblate is compatible only with certain Magnetic Resonance Imaging (MRI) systems of GE Healthcare, a division of the General Electric Company ("GE"), which may limit InSightec’s potential market. A significant portion of the MRI systems in use in the United States and elsewhere are not GE MRI systems. On October 17, 2012, InSightec and GE entered into a Technology, Co-operation, and Distribution Agreement as amended on June 26, 2014 and on March 30, 2015 (the "Cooperation Agreement") relating, inter alia, to product exclusivity, cooperation with respect to the development and sale of the parties' complementary products, distribution, marketing and sales, intellectual property rights and licenses, sale terms and conditions, and similar items. Under the Cooperation Agreement, InSightec was prohibited from developing systems that would be compatible with MRI systems manufactured by companies other than GE and is, therefore, limited in its target market to potential customers who already own or otherwise have access to a compatible GE MRI system, or are willing to purchase such a system in order to use the ExAblate. In addition, in the event that GE is unable to effectively market its MRI systems or compete in the MRI market, InSightec’s ability to generate additional sales of the ExAblate could have been adversely affected. In addition, InSightec's interface technology relies on GE's intellectual property rights and licenses. If and in the event GE will terminate those IP licenses (such as in the case of transfer of shares of InSightec to a competitor of GE), InSightec’s ability to support its products and generate additional sales of the ExAblate may be adversely affected. As discussed below under Item 4B. “Business Overview”, GE has agreed to waive its product exclusivity in consideration for royalties from the sales of InSightec's products (sales of the ExAblate). Although InSightec was released from the product exclusivity limitations, to date it has not developed an interface to any other MRI machine developed by MRI manufacturers other than GE. Hence, the disadvantages of a single MRI source and reliance on GE have not changed yet.

In light of the above, InSightec still depends on its collaboration with GE to ensure the compatibility of the ExAblate with new models of GE MRI systems and upgrades to existing GE MRI systems. GE regularly develops new models of its MRI systems, as well as new capabilities for its existing MRI systems, which could affect their compatibility with the ExAblate. If InSightec is unable to receive information regarding new models of the GE MRI systems or upgrades to existing GE MRI systems, and coordinate corresponding upgrades to the ExAblate to ensure continued compatibility with new and existing GE MRI systems, and if InSightec is unable to achieve collaboration with other MRI manufacturers and adjust its products to other MRI machines, its ability to generate sales of its system will be adversely affected. In addition, If InSightec is unable to coordinate new applications or upgrades with GE’s research and development team (or such teams of other MRI manufacturers), it may be unable to develop such applications or upgrades in a timely manner and its future revenue growth may be seriously harmed.

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

Many of the Eastern European countries in which we operate are countries which were allied with the former Soviet Union under a communist economic system, and they are still subject to various risks. Certain Eastern European countries, in particular those countries that are not expected to join the European Union in the near future, are still economically and politically unstable and suffer from political and criminal corruption, lack of commercial experience, unpredictability of the civil justice system, land expropriation, changes in taxation legislation or regulation, changes to business practices or customs, changes to laws and regulations relating to currency repatriation and limitations on the level of foreign investment or development. Certain Eastern European countries also continue to suffer from high unemployment and low wages. These risks could be harmful to us and are very difficult to quantify or predict. Although many governments of Eastern European countries have liberalized policies on international trade, foreign ownership and development, investment, and currency repatriation to increase international trade and investment, such policies might change unexpectedly. We will be affected by the rules and regulations regarding foreign ownership of real and personal property. Such rules may change quickly and dramatically and thus may have an adverse impact on ownership and may result in a loss without recourse of our property or assets. Domestic and international laws and regulations, whether existing today or in the future, could adversely affect our ability to market and sell our products and could impair our profitability. With respect to our operations in Romania, any foreign company or litigant may encounter difficulties in prevailing in any dispute with, or enforcing any judgment against, the Romanian government or officers or directors under the Romanian legal system. The joint venture in relation to the Casa Radio site in Bucharest is governed by the public-private partnership laws of Romania pursuant to which no projects have yet been implemented in Romania. There is a risk that the legal structure of this partnership may be challenged in the future and that the development and exploitation rights to be granted by the Romanian government to the joint venture company are more restrictive than currently anticipated, leading to us being unable to obtain the development profits predicted for the project. Furthermore, third parties could challenge the Romanian government’s decision, following the failure of the original partners to fulfill their obligations or to put the contract out to tender or to carry out a new site valuation. A successful challenge on either count could result in us having to enter a new tender process, which would lead to an increase in associated expenses and uncertainty.

Certain Eastern European countries such as Serbia may regulate or require governmental approval for the repatriation of investment income, capital or the proceeds of sales of securities by foreign investors. In addition, if there is deterioration in a country’s balance of payments or for other reasons, a country may impose temporary restrictions on foreign capital remittances abroad. Any such restrictions may adversely affect our ability to repatriate investment loans or to remit dividends. Many emerging countries have experienced substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had and may continue to have negative effects on the economies and securities markets of certain emerging countries. In addition, in an attempt to control inflation, price controls at our hotels have been imposed at times in certain countries, which may affect our ability to increase our room rates.

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

While the Greek government has overcome a number of obstacles, and the pace of contraction there continued to ease in 2014, in light of a negative short-term outlook, areas of the economy that remain in recession and currency instability due to the Euro, targeted policies at future growth industries and restoring confidence will be required to restore sustainable growth.

Recent political changes in Romania have resulted in delays in receiving required communications, regulatory approvals and permits from the Romanian government, which may affect our ability to develop and sell our projects there.

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

 Expropriation of land

While we make every effort to conduct thorough and reliable due diligence investigations, in some countries where former Communist regimes carried out extensive land expropriations in the past, we may be faced with restitution claims by former land owners in respect of project sites acquired by it. If upheld, these claims would jeopardize the integrity of our title to the land and our ability to develop the land, which may have a material adverse effect on our business, financial condition and/or results of operations.

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

Some of our projects are held through joint venture arrangements with third parties with whom we share ownership and control of such assets. As a result, these arrangements entail risks in addition to those associated with projects in which we own a controlling interest, including the possibility that: our joint venture partner may (i) at any time have economic or other business interests that are inconsistent with ours; (ii) be in a position to take action contrary to our instructions or requests, or contrary to our policies or objectives, or frustrate the execution of acts which we believe to be in the interests of any particular project; (iii) have different objectives than us, including with respect to the appropriate timing and pricing of any sale or refinancing of a development and whether to enter into agreements with potential contractors, tenants or purchasers; (iv) become bankrupt or insolvent; and (v) fail to provide equity finance or furnish collaterals to financing third parties in which case we may be required to provide financing to make up any shortfall. In addition, see also our discussion with respect to risks relating to residential projects, under the heading "Our residential projects are mainly located in India and depend on joint ventures with local partners".

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

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector and significantly reducing the roles of the state governments in the Indian economy as producers, consumers and regulators. The Indian Government has announced policies and taken initiatives that support the continued economic liberalization pursued by previous governments. However, this trend of liberalization may not continue in the future. The rate of economic liberalization could change, and specific laws and policies generally affecting, among other things, foreign investments, currency exchange, local taxation legislation, repatriation of profits and other matters affecting our investments, as well as specifically affecting the sectors of commercial activity in which we operate, could also change. A significant shift in India’s economic liberalization and deregulation policies could materially adversely affect business and economic conditions in India generally, as well as our business operations in particular. In addition to potential economic instability, the Indian economy and business practices are relatively unsophisticated and lacking in experience, and there have been some instances of political and criminal corruption. Furthermore, India continues to suffer from high unemployment, low wages and low literacy rates. These risks could be harmful to us and are very difficult to quantify or predict. Indian governments are democratically elected, but are invariably comprised of a coalition of several political parties. The withdrawal of one or more of these parties from the coalition could cause the government to fall, resulting in political instability or stagnation pending new elections. Such events could delay or even halt the progress and development of the Indian economy and its receptiveness to foreign investment, and may have a material adverse effect on our business.

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

Real estate legislation in India does not assure clear title and ownership status.

Under Indian law, the registration of ownership in land with the land registration offices does not automatically guarantee the absence of third party rights to such land. In contrast to other countries, India does not have a central title registry for real property. Title registries are maintained at the state and district level and, since the process of storing such records digitally has only recently started, may not be available online for inspection. In addition, because it is common practice in some parts of India (especially in villages) for transfers of title upon deaths of family members and in certain other circumstances to be made only by notation in local revenue records, changes in the ownership of land may not be registered with the relevant land registry in a timely manner or at all. Title registries and local revenue records may not be updated or complete. As such, legal defects and irregularities may exist in the title to the properties on which our existing facilities and/or future facilities are or may be located. While we utilize all reasonable efforts to ensure integrity of title in the real estate properties acquired by us, the system of recording ownership and rights in and to immovable property is not conclusive. Our rights in respect of such properties may be threatened by improperly executed, unregistered or insufficiently stamped conveyance instruments, unregistered encumbrances in favor of third parties, rights of adverse possessors, ownership claims of family members of prior owners, or other defects of which we may not be aware. These defects may arise after land is acquired by us, and are not necessarily revealed by due diligence, due to various factors, including incomplete land records, transactions without registered documents, the decentralized nature of land registries and local revenue records, property-related litigation in India and family disputes in previous sellers’ families. Any defects or irregularities of title may result in litigation and/or the loss of development rights over the affected property. With respect to projects on leasehold land, revocation/expiry of the lease and any defect or irregularity in the lessor’s title may result in loss of our rights over affected property. This would have an adverse effect on our business and results of operations.

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

Under the Indian FDI Policy, an acquisition or investment in an Indian sector or activity, in particular in the commercial centers business, which does not comply with certain limitations, is subject to governmental approval. With respect to the real estate sector, these limitations include, among other things, a minimum investment, minimum size of land to be acquired or built-up and restrictions on selling an undeveloped land without governmental approval. In addition, under the FDI Policy it is not permitted for foreign investors to acquire agricultural land for real estate development purposes. There is no assurance that we will comply with the limitations prescribed in the FDI Policy in order to not be required to receive governmental approvals. Failure to comply with the requirements of the FDI Policy will require us to receive governmental approvals which we may not be able to obtain or which may include limitations or conditions that will make the investment unviable or impossible, and non-compliance with investment restrictions may result in the imposition of penalties and inability to dispose of our projects.

ITEM 4.	INFORMATION ON THE COMPANY

A.            HISTORY AND DEVELOPMENT OF THE COMPANY

Elbit Imaging Ltd. was incorporated in 1996 under the laws of the State of Israel. Our shares are listed on the NASDAQ Global Select Market (ticker symbol: EMITF) and on the Tel Aviv Stock Exchange ("TASE"). Our executive offices are located at 5 Kinneret Street, Bnei-Brak 51261, Israel. You may reach us by telephone at (972-3) 608-6000 or by fax at (972-3) 608-6050. Our address in the U.S. is c/o Elscint, Inc., 747 Third Avenue, 4th Floor, New York, N.Y. 10017-2803.

For a summary of our recent acquisitions, dispositions and other activities and of our capital expenditures and divestitures during the years 2012, 2013 and 2014, and that are currently in progress, see “Item 5. Operating and Financial Review and Prospects - Overview.”

Recent Events

Delisting of Bucuresti Turism S.A.

On February 19, 2015, we announced that the extraordinary general meeting of shareholders of our subsidiary Bucuresti Turism S.A. (“BUTU”) (in which we hold 77% of the issued share capital), the shares of which were traded on the Bucharest Stock Exchange (RASDAQ) that took place on February 18, 2015, resolved, among other things, that BUTU will not take the necessary legal actions for the shares issued by it to be admitted for trading on a regulated market or to be listed on an alternate trading system. BUTU is the owner of the hotel complex known as the "Radisson Blu" in Bucharest, Romania. On April 14, 2015, we announced that the independent certified expert nominated in accordance with the provisions of the Romanian law and regulations (Ernst & Young Services SRL), has determined the estimated shareholders' equity fair value of BUTU to be Euro 64,630,000 (approximately US$ 78,550,000) resulting in a price per share of Euro 4.50, equivalent to a price per share of RON 20.17 (US$ 4.73). To our knowledge, the maximum amount payable by BUTU to its shareholders who did not vote in favor of the aforementioned resolution to the extent all such shareholders will exercise their right to withdraw from BUTU as a result of the aforementioned resolution, is approximately Euro 14.5 million (approximately US$ 15.2 million), which amount will be financed by BUTU either from its own resources and/or third party loans and/or controlling shareholders loans.

Appointment of Acting Chief Executive Officer

On August 21, 2014, our shareholders approved the appointment of our Chairman of our Board of Directors, Mr. Ron Hadassi, as Acting Chief Executive Officer, as a temporary measure and until appointment of a suitable candidate for the position. On April 2, 2015, our Board approved the appointment of Mr. Doron Moshe as Acting Chief Executive Officer in addition to his continuing to serve as our Chief Financial Officer.

Sale of Elbit Fashion’s Mango franchise rights

On September 29, 2014, we announced that our subsidiary Elbit Fashion Ltd. (“Elbit Fashion”) received from PUNTO FA, S.L (“Punto”) written notice of its intention not to extend the term of the franchise rights of Elbit Fashion for operation of the "Mango" retail stores in Israel, as granted under the agreement entered between Elbit Fashion and Punto on May 3, 2005 (the “Franchise Agreement”) and to terminate the Franchise Agreement. On October 27, 2014, we announced that Elbit Fashion signed a sale agreement (the "Fox Agreement") with Fox-Wisel Ltd. ("Fox") with regards to the sale of the operation and business of "Mango" retail stores in Israel. Under the Fox Agreement, which was consummated on January 5, 2015, Elbit Fashion sold and assigned Fox all business activity, stores, investments in the leased properties, furniture and equipment, inventory and customer loyalty program and any and all rights relating thereto, free and clear of any third party rights, except as explicitly set in the Fox Agreement and net of certain liabilities related to the business activities of Mango, for consideration of approximately NIS 37.7 million, out of which NIS 4.9 million were deposited in escrow, subject to certain adjustments in accordance with the provisions of the transaction documents. Following the consummation of the transaction, Elbit Fashion has ceased to operate the "Mango" retail stores activity, and accordingly the said activity was classified as discontinued operation in our financial statements.

Reverse Share Split

On August 21, 2014, we effected a 1-for-20 reverse split of our ordinary shares, no par value. As a result of such reverse share split, our authorized share capital was decreased from 700,000,000 ordinary shares, no par value, to 35,000,000 ordinary shares, no par value, and our outstanding shares and options to purchase shares were adjusted accordingly. The reverse share split was intended to increase the per share trading price of our ordinary shares to satisfy NASDAQ Listing Rule 5450(a)(1) which requires that listed stocks maintain a closing bid price in excess of $1.00 per share for continued listing on the NASDAQ Global Select Market. On September 10, 2014, we received notice from the NASDAQ Global Select Market that we had regained compliance with Listing Rule 5450(a)(1).

PC Debt Restructuring

On November 18, 2013 our subsidiary PC announced that it had filed for reorganization proceedings (preliminary suspension of payments) with the District Court of Amsterdam in the Netherlands (the “Dutch Court”) and submitted a restructuring plan to the Dutch Court. Further to that announcement, PC announced that the Dutch Court had granted its application for preliminary suspension of payment proceedings. PC noted further that in order to resolve its liquidity situation it had filed with the Dutch Court a restructuring plan proposed to its creditors. On March 26, 2014 PC announced that it has agreed to make certain commercial amendments to such plan, which it intends to submit to the Dutch Court (the “Amended PC Plan”). The Amended PC Plan proposed, inter alia, that all principal payments of any unsecured debt due during 2013-2015 be deferred for three years from the date of approval of the Amended PC Plan by the Dutch Court (“Approval Date”). If within two years from the Approval Date PC manages to repay 50% of such unsecured debt, then the remaining principal payments shall be deferred for an additional one year. Under the Amended PC Plan, following the removal of the suspension of payments order by the Dutch Court, PC will be required to assign 75% of the net proceeds received from the sale or refinancing of any of its assets to early repayment of its unsecured debt, to be allocated among the holders of such unsecured debt. PC will be permitted to make investments only if its cash reserves contain an amount equal to general and administrative expenses and interest payments for such unsecured debt for a six-month period. The Amended PC Plan was made contingent upon a cash injection of approximately €20 million in PC, by way of a rights issuance (the “Rights Offering”), and we, PC, its directors and officers shall be fully released from all claims. During the restructuring process PC’s creditors were subject to a moratorium. On June 23, 2014, subject to the application of certain conditions precedent, we undertook to exercise (or procure that other persons will exercise) all of our rights in the proposed Rights Offering and to procure subscriptions for any unexercised portion of the Rights Offering (the “Undertaking”). In relation to the above, we entered into a back-stop agreement with Burlington Loan Management Limited (“BLML”), pursuant to which BLML agreed to purchase under the Rights Offering up to €10 million of shares of PC, subject to similar conditions precedent (the “Back-Stop Agreement”). On June 26, 2014 PC announced that a majority of its creditors voted to approve the Amended PC Plan, and on July 10, 2014, the Dutch Court approved the Amended PC Plan, with the Approval Date being July 18, 2014, upon which PC’s management resumed full control of PC’s business. On November 28, 2014 PC announced that its shareholders have approved the rights offering which forms part of the Amended PC Plan (the “Rights Offering”), as well as the opening of the Rights Offering. Following this, and in accordance with the Undertaking and Back-Stop Agreement, Elbit Ultrasound (Luxembourg) B.V. / S. à. r. l., our wholly owned subsidiary (“EUL”), and BLML exercised our rights in the Rights Offering, by way of depositing the funds as described below, out of which €12.5 million were deposited by EUL and €7.5 million were deposited by BLML, subject to adjustments in the course of the Rights Offering. On December 19, 2014, PC announced that it had successfully completed the Rights Offering, and we announced that EUL had purchased 122,847,376 new ordinary shares of PC under the Rights Offering and the arrangements under the Undertaking for an aggregate amount of approximately €8.3 million and procured that BLML will purchase 163,803,197 new ordinary shares of PC for an additional amount of €11.05 million.

In addition, the Amended PC Plan includes other provisions such as: increased compensation to the note holders by increasing the interest rate on the notes, issuance of shares to PC’s unsecured financial creditors equal to 13.1% of PC’s share capital, placing a negative pledge on PC's assets, certain limitations on distribution of dividends and incurring of new indebtedness, financial covenants and undertakings of PC with respect to the sale and financing of certain projects and investment in new projects, and a commitment to publish quarterly financial statements as long as such unsecured debt is outstanding. This essentially prevents us from using the proceeds from realization of PC’s projects for the development of PC’s existing projects designated for development. As a result, any future development of existing projects by PC may not be executed due to insufficient cash for equity injection into such projects.

Our Debt Restructuring

For a discussion regarding our court-approved plan of arrangement under Section 350 of the Israeli Companies Law, 5759-1999, providing for the restructuring of our unsecured financial debt, which was consummated on February 20, 2014, or the “Debt Restructuring”, please see "Item 4.A History and Development of the Company – Recent Events" of our annual report on Form 20-F for the year ended December 31, 2013, as well as our current report on Form 6-K dated July 23, 2014 which are incorporated herein by reference.

Dispute with Bank Leumi

On March 20, 2013, we received a letter from Bank Leumi B.M. ("Bank Leumi") demanding repayment within ten days of the outstanding balance of approximately $14.1 million (approximately NIS 53 million) due primarily under certain loans made by Bank Leumi to us pursuant to a refinancing agreement dated May 5, 2011. Bank Leumi stated that it was taking this action in light of our current financial situation and our having informed Bank Leumi that we would not be making the upcoming payment to it on March 29, 2013 of principal and interest due under the loans advanced by Bank Leumi. Bank Leumi also informed us that it had placed a freeze on certain accounts maintained by us in which we hold cash and trading securities in the amount of approximately NIS 13 million (approximately $3.5 million) with Bank Leumi ("Leumi Accounts") until the outstanding amounts are repaid. Bank Leumi also notified us that it had reserved all its rights in the event all outstanding amounts under the loans are not repaid within ten days, including offsetting any amounts in the Leumi Accounts against the outstanding amounts, while arguing, inter alia, that the Leumi Accounts were pledged in its favor on February 29, 2000 and April 18, 2000 and that those pledges are securing also the loans advanced pursuant to the May 4, 2011 refinancing agreement. Bank Leumi had also argued that it should be classified as a secured creditor, and as such, should be excluded from the Debt Restructuring. The Company disputed the validity of the aforementioned pledges over the Leumi Accounts and their application to the May 5, 2011 agreement, and classified the outstanding debt to Bank Leumi as unsecured and hence, to be included within the Debt Restructuring. As part of the approval of the Company's Debt Restructuring by the Court on January 1, 2014, the Court ruled that this dispute should be resolved separately and the status of Bank Leumi and the application of the Debt Restructuring thereto, shall be determined according to the outcome of the proceedings for the resolution of the above dispute. On July 23, 2014, following the Court’s approval, we announced the consummation of a settlement of the dispute (the “Settlement”), under which Bank Leumi received ownership of all marketable securities held in the Company’s accounts at Bank Leumi having a fair value of approximately NIS 8.7 million (based on their quoted market price). In addition, our net debt (after offset of the aforementioned marketable securities) to Bank Leumi in the amount of approximately NIS 38 million was cancelled in exchange for 7,404,119 ordinary shares, NIS 6,507,666 aggregate principal amount of Series H notes and NIS 3,166,678 aggregate principal amount of Series I notes of the Company. The balance of 1,686,003 ordinary shares, NIS 1,481,870 aggregate principal amount of Series H notes and NIS 721,089 aggregate principal amount of Series I notes of the Company retained in escrow under the Debt Restructuring was annulled and delisted from trade in the Tel Aviv Stock Exchange. The Settlement constituted the full settlement of our obligations to Bank Leumi under the Debt Restructuring as well as the loan agreement entered between the parties on May 5, 2011, and Bank Leumi released all liens registered for its benefit on the Company's assets. The Settlement also included a mutual waiver of claims.

Appeal to the Israeli Supreme Court

Following the approval of the Debt Restructuring by the Court (the “Court Ruling”), a holder of our Series B Notes which had previously filed with the Court a purported class action lawsuit against us on April 11, 2013 (the “Previous Action”), filed an appeal with the Israeli Supreme Court arguing that the Court erred in approving the Debt Restructuring, with specific reference to the exemption from personal civil liability that could potentially have been accorded to our officers and directors (other than Mr. Mordechai Zisser) and the rejection of the Previous Action. It should be noted that the Previous Action was dismissed on June 26, 2014 by the Court. To date, the appeal is yet to be heard by the Supreme Court, and the Debt Restructuring was consummated as mentioned above. The hearing of the appeal is currently scheduled for June 2015.

B.           BUSINESS OVERVIEW

We operate primarily in the following principal fields of business:

•
Commercial Centers - Initiation, construction and sale of commercial centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through PC. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale;

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

As discussed above in “Recent Events”, on January 5, 2015, we completed a transaction to sell all of our fashion apparel operations. Accordingly, these operations are presented in these financial statements as discontinued operations. It should be noted that the Company may pursue additional investments in the fashion apparel sector.

Commercial Centers

This business includes operational commercial centers, plots designated for the construction and/or development of commercial centers in CEE as well as plots not designated for development in the foreseeable future. Certain projects designated for development are mixed-use real estate projects which include predominantly commercial centers combined with other elements of operations, including offices, residential units, conference centers and leisure facilities. In this annual report, we refer to all projects mentioned above, as “commercial centers.” Construction or development of each such project is generally conducted through a special purpose project corporation, owned by PC. In certain cases, such special purpose corporation is held as a joint venture with project partners.

As of the date of this annual report, our commercial segment of operations includes a total of six operating projects and five projects which are designated to be developed by PC in the coming years. In addition, we have nine projects which are not designated to be developed by us in the foreseeable future. Our projects are located in Romania, Poland, Serbia, India, Latvia, Bulgaria, the Czech Republic, Greece, and Hungary.

Business Concept and Strategy

General

Our main focus in this field of operations is development and construction of new commercial centers and redeveloping existing centers, where there is significant redevelopment potential, in both capital cities and important regional centers and the subsequent sale of such centers.

Our commercial centers vary in size and may range between 6,000 square meters and 66,000 square meters gross lettable area (“GLA”), but we may develop larger commercial centers if our development criteria are met. We develop commercial centers whose size, tenant mix and design are dictated by market demand, and that take into account particular factors such as the size of the population in the area (generally a minimum of 50,000 people), the socio-economic status of the population, any competing commercial centers in the locality, local retail demand (whether for fashion, grocery, local convenience stores or entertainment) and the location of the site (whether city center or suburban).

Our commercial centers is comprised of large retail anchor tenants (such as C&A, H&M, TK Maxx, Toys R’ Us, Match, New Yorker, Peek & Cloppenburg, Tesco and the Inditex brands). These anchor tenants form the basis of the shopping areas around which smaller boutiques, international brands (such as House, Aldo, Hugo Boss, Esprit, Reserved and Sephora) and local retailers create a carefully balanced tenant mix to meet local demand. Leases with anchor tenants generally run for a term of ten to fifteen years, with an option to extend. Leases with semi-anchor tenants are usually for a term of five to ten years, while standard units are usually leased for three to five years.

Our commercial centers also include a multiplex cinema complex of between four and 12 theater screens, depending on the size of the center, and, where appropriate, an IMAX auditorium. Each entertainment area also includes a food court offering a wide range of food outlets, coffee shops and restaurants.

Operational commercial centers

 Our main goal is to sell the operational commercial centers subject to prevailing market conditions. Up to the consummation of a transaction for the sale of the operational commercial centers we will operate the commercial centers. In the operational period of the commercial centers we will aim to improve their operational results by increasing the occupancy rates, the average rent rate as well as changing the mixture of the tenants. PC monitors regularly whether according to market yields at the relevant time it is favorable to hold and operate centers or to sell upon completion. While yields are high, PC believes that it has the management skills to operate the assets, as done in the past, until the next low yields cycle. Currently, PC operates and manages its six active commercial and entertainment centers, attempting to stabilize them prior to selling them, as it believes that investors are seeking to invest in assets with a track record and above to 90% occupancy. However, following the completion of the Amended PC Plan, PC still needs to serve its interest expenses, general and administrative expenses and equity investments in the projects designated for development. Therefore the timing of the sale of our operating commercial centers depends also on PC's cash flow needs.

The following provides additional information with respect to our operational projects:

Riga Plaza - Riga, Latvia

In March 2009, PC opened the Riga Plaza in Latvia. This commercial center is located on the west bank of the Daugava River, and is comprised of a two-floor commercial center with a GLA of approximately 49,000 square meters and over 1,500 parking spaces. It houses over 130 stores, anchored by a supermarket on the ground floor, an eight-screen multiplex cinema and a 2,000 square meter of Fantasy Park.

This project is held by PC and an unrelated third party in equal parts through a special purpose company. The agreement between the parties provides for a buy-out mechanism in the event of certain deadlocks and for certain limitations on the sale of each party’s holdings in such company, including a right of first offer and a tag along right to all of each party’s shares.

Liberec Plaza – Liberec, Czech Republic

In March 2009, PC opened the Liberec Plaza, in the center of Liberec, a city in the north of the Czech Republic. This commercial center has a GLA of approximately 17,000 square meters and includes an anchor supermarket, fashion retailers, a squash and sports center, a Dino Park, a food court and restaurants. The commercial center also includes a residential area of 514 square meters (five apartments) and 1,100 square meters of office space. This center is 100% owned by PC.

Zgorzelec Plaza - Zgorzelec, Poland

In March 2010, PC opened the Zgorzelec Plaza in Zgorzelec, Poland, a town in south-western Poland. This commercial center has a GLA of approximately 13,000 square meters. It houses over 35 stores, anchored by a supermarket, a cinema and brand name fashion retailers and has 300 parking spaces. This commercial center is 100% owned by PC.

Suwałki Plaza - Suwałki, Poland

In May 2010, PC opened the Suwałki Plaza in Suwałki, Poland, a town in north-eastern Poland. This commercial center has three floors, with a GLA of approximately 20,000 square meters and 450 parking spaces. It houses over 55 stores, anchored by brand name fashion retailers, a three screen cinema, fantasy park bowling and entertainment center and a delicatessen. This center is 100% owned by PC.

Torun Plaza – Torun, Poland

In November 2011, PC opened the Torun Plaza in Torun, Poland, an 800-year old city of 200,000 inhabitants located in the north-west of Poland. This commercial center comprises 40,000 square meters of gross lettable area spread over two floors with approximately 1,100 parking spaces. The commercial center includes a multi-screen cinema, fantasy park entertainment center as well as over 95 shops with international and local brands. This commercial center is 100% owned by PC.

Koregaon Park Plaza – Pune, India

In 2007 PC purchased a plot of land of approximately six acres (24,000 square meters) in Koregaon Park, an upmarket area of Pune, Maharashta State, India. The commercial center, which comprises a 41,000m2 GLA, was completed and opened to the public on March 2, 2012. It is PC’s first completed project in India.

In June 2012, a fire event occurred at the center (due to a tenant’s faulty electrical equipment), which required a temporary close-down. The center’s safety and evacuation procedures were implemented quickly and efficiently and no injuries occurred in the incident. Although roughly two-thirds of the center’s rentable area was reopened in August 2012, the remainder of the center required extensive renovation and these works were completed in the second quarter of 2013. In June 2013 PC collected INR 529 million $9 million) refund from the insurance company in connection with the damage that occurred in the fire, which covered all the renovation costs.

Projects Proposed for Development

Our goal is to develop modern western-style commercial centers and mixed-use developments in the capital and regional cities of selected countries, primarily in CEE, focusing in the medium-term on Serbia and Romania.

All of our plots designated for development are currently in a status of planning stage and a constructions works are not yet started. The last commercial center which was built by us was the Kragujevac Plaza which was opened to the public in March 2012. Since that date we did not started any construction of commercial centers. As of the date of this filling all of our commercial centers are in planning status and the construction works have not yet started.

In light of market conditions at the time, PC took the strategic decision to scale back on starting new projects and to focus on projects with available external financing and strong tenant demand. PC currently plans to progress in a selected number of projects, which are: (i) Casa Radio (Phase 1) in Romania; (ii) Timisoara in Romania; (iii) Lodz Mall in Poland; (iv) Belgrade Plaza (MUP) in Serbia; and (v) Belgrade Plaza (Visnjicka) in Serbia. All of PC’s other projects are not designated to be developed in the foreseeable future. PC intends to either sell these plots without further development or to hold them until market conditions in the CEE improve. Due to the recent Debt Restructuring and due to the existing backlog of undeveloped plots, PC is not actively seeking any significant acquisitions of new plots or operating commercial centers.

The following table provides additional information for projects designated for developments in the foreseeable future:

Name of Project	Location	Type	Title	PC Share %1	Approx. Land Area (m2)	Approx. Gross Lettable Area (m2)	Estimated Completion	Status
Lodz Plaza	Lodz, Poland	Commercial and Entertainment Center	Perpetual Usufruct	100	62,000	35,000	2018	Planning and development stage
Timisoara Plaza	Timisoara, Romania	Commercial and Entertainment Center	Ownership	100	32,000	38,000	2017	Planning and development stage
Belgrade Plaza (Visnjicka)	Belgrade, Serbia	Commercial and Entertainment Center	Land use rights	100	31,000	32,000	2017	Planning and development stage
Casa Radio	Bucharest, Romania	Mixed Use	Leasing for 49 years	753	97,000	555,0002, 4	2017 (first phase)	Planning and development stage
Belgrade Plaza (MUP)	Belgrade, Serbia	Mixed Use	Ownership	100	9,000	63,000 2	2017	Planning and development stage
__________________________
1	Directly or indirectly.
2	Gross building area (“GBA”).
3
Other investors in the project include the Government of Romania, which will procure that the project company is granted the necessary development and exploitation rights in relation to the site for a 49-year period in consideration for a 15% interest in the project and an additional developer which holds 10%.

4
The project will consist of a complex with a planned GBA of approximately 467,000 square meters (including parking), and will include a commercial and entertainment center of approximately GLA of 90,000 square meters, with a hypermarket, office buildings of approximately GBA of 127,000 square meters, hotel complex with conference center and a Public Authority Building (“PAB”).

Total additional estimated costs of construction, required for completion of the above 5 projects designated for development and the percentage of pre-leased areas are presented in the following table

Country	Estimated cost of completion	Percentage Pre-leased *
Poland	€49.9 million (approximately $.million)	-
Romania1	€253.5million (approximately $million)	-
Serbia	€142.8 million (approximately $million)	-

1  In respect of Casa Radio, the cost represents Phase 1 of the project.

Projects (plots) not designated for future development

Our main goal in respect of plots which are designated for future development is to hold it at their current status without investments of significant financial and managerial resource. During the last years we have executed several transactions for the sale of undeveloped plots and, subject to prevailing market condition, we will consider the sale of the additional undeveloped plots at their current situation to third parties.

The following table provides additional information in respect of our plots which are not designated for future development:

Name of Project	Location	Type	Title	PC Share %1	Approx. Land Area (m2)	Approx. Gross Lettable Area (m2)
Csiki Plaza	Miercurea Ciuc, Romania	Commercial and Entertainment Center	Ownership	100	36,500	14,000
Kielce Plaza	Kielce, Poland	Commercial and Entertainment Center	Perpetual Usufruct	100	25,000	33,000
Leszno Plaza	Leszno, Poland	Commercial and Entertainment Center	Perpetual Usufruct	100	18,000	16,000
Shumen Plaza	Shumen, Bulgaria	Commercial and Entertainment Center	Ownership	100	26,000	20,000
Slatina Plaza	Slatina, Romania	Commercial and Entertainment Center	Ownership	100	24,000	17,000
Constanta Plaza	Constanta, Romania	Commercial and Entertainment Center	Ownership	100	26,500	18,000
Pireas Helios Plaza	Athens, Greece	Commercial and Entertainment Center	Ownership	100	15,000	38,000
Iasi Plaza	Iasi, Romania	Mixed Use	Ownership	100	46,500	58,000
Arena Extension	Budapest, Hungary	Offices	Land use rights	100	22,000	40,000

Hotels

General

The goal of our hotel business is to hold and operate, generally via management companies, deluxe hotel properties, that are conveniently located near major transportation stations which provide the business and vacation traveler with upscale quality accommodation. In certain circumstance and depending on market condition and available opportunities, we may execute sale of our holdings (in whole or in part) to a third party.

Ownership Structure of Hotels

Our hotels in Belgium are wholly owned by us while our holding in the Radisson Blu in Bucharest is 77% and the rest is owned by various unrelated third parties. For a discussion of the procedure under the Romanian law for the delisting of the sale-out right of the minority shareholders in Bucuresti – see "Recent Events".

Management of Hotels

Rezidor manages two of our hotels in Belgium and our Radisson Blu hotel complex in Romania.

Under the respective management agreements signed with Rezidor, we undertook to pay Rezidor certain agreed upon fees which are calculated as a percentage from the respective hotel’s revenue as well as a certain agreed upon percentage from the gross operating profit of each such hotel. We also undertook to participate in certain portions of the expenses incurred by Rezidor in the course of performance of their obligations (mainly marketing and advertising expenses), up to a certain percentage of the room revenues, and to invest in the hotel's capital expenditures.

Under the management agreement in respect of our hotel in Belgium we are entitled to terminate the management agreements with Rezidor subject to payment of a termination fee. In regards to the agreement to manage the Radisson Blu Bucharest Hotel we can terminate the agreement only in limited circumstances set forth in the agreement.

Business Concept and Strategy

Our business concept and strategy for our hotels include the following elements:

Location: Our hotels in Belgium are located near the central railway station in Antwerp (situated opposite our Radisson Blu Astrid Antwerp Hotel and next to the Park Inn Antwerp). The Antwerp station accommodates the services of the high-speed Train de Grand Vitesse (the “TGV”). The Radisson Blu in Bucharest is located in the center of Bucharest.

Service: Our hotels make considerable efforts to offer personal services at an upscale level with a true commitment to service.

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

Strategy: Our strategy for our hotel business is to increase the performance of our hotels' portfolio. The duration of our holding and managing of our hotel portfolio varies and is dependent upon business cycles, economic conditions, property yields, and trends affecting the hotel industry or capital market opportunities. We are currently investigating certain opportunities to realize some of the hotels held by our group.

Operating Hotels

The tables below provide information with regard to our operating hotels:

Name and	Title	Our Share As of December 31, 2014	Approximate Constructed Area (square feet)	Rate of Hotel	Total Rooms and description	Additional information

Radisson Blu Bucharest Bucharest, Romania	Freehold	77%	900,000	Five Star Hotel and ApartHotel	424 rooms suites, executive suites and one exclusive royal suite and 294 apartments in a level of 4 and 5 stars	The complex of both hotels includes several restaurants, a spa and a world class health academy, casino, shopping area and supermarket services
Radisson Blu Astrid Antwerp Antwerp, Belgium	Freehold	100%	223,000	Four Star Deluxe	247 rooms including business class suites & 19 new luxury apartments	Includes an oceanarium attraction, 18 conference rooms, a bar, a restaurant and a fully equipped health club with a pool
Park Inn Antwerp, Belgium	Freehold	100%	32,250	Three star boutique	59 rooms going from standard to junior suite with terrace	Includes a restaurant, a lounge and a fitness room

Name	Average Room Rate (Euro)	Average Occupancy Rates (%)	Revenue Per Available room (RevPar)
Radisson Blu Bucharest Bucharest Romania	81.7	74%	61
Radisson Blu Astrid Antwerp Antwerp, Belgium	117	78%	91
Park Inn Antwerp, Belgium	95	88%	83

Plot in Tiberius, Israel

In July 2007 we entered into an agreement with the Israel Land Administration, according to which we leased a plot of approximately 44,600 square meters near Tiberius, Israel for a term of 49 years (through 2056) with an option to extend the lease term for an additional 49 years. The total consideration paid amounted to NIS 30.6 million. Under the agreement, we undertook to complete the construction work of the hotel within a period not exceeding 36 months (July 2010). During 2010 we received an extension of an additional three years until July 2013 to complete the construction of the hotel. Also under the agreement, we provided the Israel Land Administration with two bank guarantees in the aggregate amount of NIS 14 million (in order to secure our undertakings under the lease agreement). The agreement may be terminated upon a breach of its terms. Following the appointment of the new board of directors it was decided that we will seek a buyer to this plot or a joint venture partner which will manage the initiation and the construction of the project.

 Medical Companies

On November 24, 2010, we restructured our holdings in the medical companies InSightec and Gamida, under Elbit Medical Technologies Ltd. (formerly Enter Holdings 1 Ltd.), an Israeli company traded on the TASE ("Elbit Medical"). As of the date of this annual report, we hold 88.4% of Elbit Medical's share capital (on a fully diluted basis).

On March 13, 2011, we entered into a credit facility with Elbit Medical, pursuant to which we provided Elbit Medical with a credit line up to an aggregate amount of NIS 39 million. The amounts drawn down from the credit facility do not bear any interest but are linked to the Israeli consumer price index. During the years 2012-2015, the amount of the credit line was increased to NIS 56.5 million and the maturity date was extended to December 31, 2017, with the option to prepay at any time after April 1st, 2016, at the sole discretion of Elbit Medical, and subject to approval of Elbit Medical's Independent directors Committee. In addition, there's a mechanism for early prepayment if the Novartis Option (as defined below) is exercised. As of the date of this annual report Elbit Medical has drawn down NIS 52.9 million from the credit facility.

On March 9, 2010, we entered into a credit facility with InSightec, pursuant to which we provided InSightec with a credit line up to an aggregate amount of NIS 58.9 million. In July 2012, the credit facility was assigned to Elbit Medical in consideration of a loan from us to Elbit Medical in an amount of NIS 62 million (approximately $17.8 million), linked to the U.S. dollar exchange rate and bearing interest at an annual rate of 6.0%. The maturity date of the loan is December 31, 2017, with the option to prepay at any time after October 1st, 2016 at the sole discretion of Elbit Medical, and subject to approval of Elbit Medical's Independent directors Committee. In addition, early prepayment is possible subject to, inter alia, the Novartis Option (as defined below) being exercised. As of the date of this annual report the outstanding balance of the loan, including accumulated interest, was $20.6 million.

InSightec

We indirectly hold, through Elbit Medical, approximately 36% of the outstanding share capital (30% on a fully diluted basis) of InSightec. InSightec is engaged in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment.

Recent transactions in Insigtech's shares

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

On December 6, 2012, InSightec completed its issuance of Series C preferred shares for an aggregate amount of $30.9 million, which included $27.6 million invested by GE and $3.9 million invested by other investors. According to the terms of the transaction, GE and we converted all the existing shareholders loans that had been granted to InSightec into InSightec's series B-1 preferred shares in accordance with the terms of those loans. The transaction reflected a post-money valuation of InSightec of approximately $105.9 million (or pre-money valuation of $75 million and following the conversion of the loans as described above). As part of the transaction GE and InSightec entered into a Technology, Co-Operation and Distribution Agreement (the "Cooperation Agreement"), which regulates the commercial relationship between the parties, including, amongst other things, with respect to product exclusivity, cooperation with respect to the development and sale of the parties' complementary products, distribution, marketing and sales, intellectual property rights and licenses, sale terms and conditions, and similar items. After completion of the transaction we no longer have the right to appoint the majority of InSightec's board members and therefore we ceased to consolidate InSightec's financial statements, and our investment in InSightec is presented based on the equity method.

As discussed under Item 5 “Operating and Financial Review and Prospects” below, on June 26, 2014 InSightec entered into a Series D Preferred Share Purchase Agreement with York Global Finance II S.à r.l., a company owned by York Capital Management Global Advisers LLC and affiliated with York Global Finance Offshore BDH (Luxembourg) S.à.r.l (for purposes of this item only, “York”), as amended on September 7, 2014, and on December 15, 2014, pursuant to which York and subsequent investors invested a total of $59 million in InSightec (the "Series D Transaction").

In addition, under the terms of the Series D Transaction, Elbit Medical has a right to invest a total amount of up to $3.5 million in InSightec, in consideration for 1,804,433 Series D Preferred Shares, upon written notice to be submitted to InSightec not later than May 31, 2015. York may purchase any Series D Preferred Shares not purchased by Elbit Medical under such right.

The Series D Transaction reflects a pre money valuation of InSightec of $200 million (on a fully diluted, as-converted basis). In the event InSightec's aggregate revenues for 2014 and 2015 as reflected in its annual audited financial statements for such years are less than $60,000,000, the Series D price per share will be adjusted proportionately and the investors in the InSightec Investment Agreement shall be issued additional Series D Preferred Shares, provided, however, that the price per share shall not be reduced by more than 8%.

On March 31, 2015 GE signed and executed an agreement with York, other shareholders of InSightec and certain other purchasers (the "InSightec Purchasers"), for the sale of 6 million Series C Preferred Shares of InSightec held by GE, which constitutes approx. 4.2% of InSightec's issued and outstanding share capital on a fully diluted basis, at a price of $1.50 per share. Furthermore, the agreement grants the Purchasers an option to purchase 12 million additional Series C Preferred Shares from GE, which represent approx. 8.5% of InSightec's issued and outstanding share capital on a fully diluted basis, for the same price ($1.50) within one year of the closing date of the transaction, subject to the conditions stipulated in the agreement (the "Sale Transaction"), and that the Sale Transaction had been closed and consummated.

Under the Cooperation Agreement, InSightec was prohibited from developing systems that would be compatible with MRI systems manufactured by companies other than GE for a defined time period. As part of the Series D Transaction and the Sale Transaction, certain amendments were made to the Cooperation Agreement. The parties agreed that the product exclusively granted to GE, will terminate, and in exchange, InSightec will pay to GE a quarterly royalty on a going forward basis equal to 15% of the net selling price of the first 250 products directly or indirectly sold to customers other than GE for use with MRI or other scanners manufactured by companies other than GE or any GE affiliates. InSightec may elect to terminate its obligations, by so notifying GE and paying GE an amount equal to $10 million prior to a Qualified IPO and $7.5 million after a Qualified IPO (within the definition of such terms in the articles of association of InSightec), less any royalties previously paid by InSightec to GE pursuant to the above agreement. Certain other principal amendments to the Cooperation Agreement that were made in the framework of the Sale Transaction were removal of restrictions on the performance of transactions in InSightec shares with a party competing with GE, termination of GE's Right of First Negotiation for Sale of InSightec with respect to any Company Sale (as such terms are defined in the Cooperation Agreement) and the extension of the term of the Cooperation Agreement until the fifth anniversary of the closing date. Certain decisions of InSightec are required to be approved by a vote of the holders of at least 70% of the Preferred Shares of InSightec voting together as a single class, such as the issuance of shares ranking equal or senior to the existing Preferred Shares, amending InSightec's Articles of Association, the sale of all or substantially all of InSightec's assets and/or intellectual property, and effecting an initial public offering of InSightec's shares subject to certain limitations and terms and conditions. Certain decisions as to matters affecting a class of the Preferred Shares are required to be approved by a vote of holders of at least a threshold percentage of the holders of such class of Preferred Shares as follows:

1.
Increase or decrease in the authorized Series D Preferred Shares, or amendment of any of the rights or privileges of the Series D Preferred Shares shall require the approval of the holders of at least 60% of the Series D Preferred Shares;

2.	With respect to the Series C Preferred Shares, the aforementioned changes will require the approval of at least 70% of the Series C Preferred Shares; and
3.	With respect to the Series B and B-1 Preferred Shares, the aforementioned changes will require the approval of at least 80% of the Series B and B-1 Preferred Shares, respectively.

With respect to all other major decisions as set forth in InSightec's Articles of Association, the threshold was set to the holders of at least 85% of the Preferred Shares voting together as a single class on an as converted basis.

Business description and products

InSightec develops and markets the ExAblate, the first FDA-approved system for magnetic resonance imaging guided focused ultrasound treatment equipment ("MRgFUS"). InSightec’s objective is to transform the surgical environment for the treatment of a limited number of forms of benign and malignant tumors by replacing invasive and minimally invasive surgical procedures with an incision-less surgical treatment solution. The system is designed to deliver safe and effective non-invasive treatments while reducing the risk of disease, potential complications, as well as the direct and indirect costs associated with surgery. In October 2004, InSightec received FDA approval to market the ExAblate in the United States for the treatment of uterine fibroids, a type of benign tumor of the uterus. InSightec also has regulatory approval to market the ExAblate for the treatment of uterine fibroids in Israel, Canada, Russia, Brazil, Mexico, Korea, Taiwan, Australia, New Zealand, Singapore, Japan, China and the European Union Economic Area ("EEA"), which is comprised of the member nations of the European Union and certain additional European nations, as well as for the treatment of breast cancer in Korea. In February 2013, the Clalit healthcare fund agreed to cover treatments executed at Sheba Medical Center using ExAblate technology to treat uterine fibroids.

In May 2007, InSightec received CE marking for the pain palliation of bone metastases. In October 2012 the U.S. FDA approved ExAblate to treat pain from bone metastases in patients who do not respond or cannot undergo radiation treatment for their pain. In July 2013 ExAblate systems also received an extended European CE Mark for the local treatment of cancerous and benign primary and secondary bone tumors. In August 2013 InSightec received the approval of the Health Canada Administration, and in November 2014 the approval of Japanese Ministry of Health, for the treatment for pain result from bone tumors.

In October 2013 the Israeli Ministry of Health approved ExAblate Neuro (known as ExAblate 4000) for the treatment of neurological movement disorders including Essential Tremor and tremor-dominant Parkinson’s disease. In December 2012, ExAblate Neuro, was awarded the European CE mark for the treatment of neurological disorders in the brain including essential tremor, Parkinson’s disease and neuropathic pain

 ExAblate is currently the only non-invasive treatment for uterine fibroids approved for use in Japan. InSightec is also in various stages of development and clinical research for the application of its MRgFUS technology to the treatment of other types of benign and malignant tumors. These additional applications are being developed to take advantage of the modular design of the ExAblate, which enables it to function as a common platform for multiple MRgFUS-based surgical applications. Currently, InSightec has an installed base of more than 100 units in academic hospitals, community hospitals, MRI clinics and physician-formed joint ventures. Currently, the ExAblate is operable only with certain MRI systems manufactured by GE.

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

InSightec believes that by combining the non-invasive therapeutic effects of focused ultrasound energy and the precise “real-time” data provided by the MRI system, it has developed an effective, non-invasive treatment solution for its approved applications.

InSightec also believes that its MRgFUS technology can be applied to the treatment of other medical conditions, providing similar advantages by presenting both physicians and patients with a safe and effective incision-less surgical treatment option for several medical conditions, including a number of indications for which there are currently few effective treatment options.

In January 2012 a team at the University of Virginia Medical Center completed a feasibility study testing the use of ExAblate Neuro for the treatment of essential tremor in fifteen adult patients. The results show significant tremor suppression at the three-month follow up period and a very positive safety profile. This supported additional phase-I studies performed in Canada, Korea and Japan all of which were completed in early 2013. This accumulated data has led to a phase-III study for essential tremor under FDA approval that includes eight sites globally. This study commenced in 2013, and  in 2014 InSightec completed the recruitment of patients and accomplished their treatment. First results are expected to be submitted to the FDA at the end of 2015 after one year’s follow up.

The ExAblate is also being evaluated in additional feasibility studies for Parkinson’s Disease in Korea and the United States. These studies commenced in 2013 and are expected to continue until 2016.

In March 4, 2014, focused ultrasound was successfully used for the first time in the treatment of a brain tumor. The patient had a recurrent glioma, a portion of which was thermally ablated using InSightec's ExAblate Neuro system. The treatment was conducted at the FUS Center of University Children's Hospital Zurich. Since then, three more patients were treated successfully in the treatment of brain tumor.

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

Gamida Cell Ltd.

We indirectly hold, through Elbit Medical, approximately 26% of the outstanding share capital (23% on a fully diluted basis) of Gamida. Other shareholders of Gamida include Novartis Pharma AG (“Novartis”), Clal Biotechnology Industries, Israel Healthcare Venture, Teva Pharmaceuticals, Amgen, Denali Ventures and Auriga Ventures.

Recent transactions in Gamida's shares.

In September 2, 2014, Novartis invested $35 million in Gamida in exchange for approximately 15% of Gamida’s share capital and an option to purchase the holdings of the other shareholders in Gamida, including Elbit Medical's holdings. For further discussion, see “Item 5. Operating and Financial Review and Prospects – Overview - 2014”.

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

On January 8, 2015, the first person has been successfully transplanted with cryopreserved (frozen) NiCord® in Gamida's ongoing Phase I/II clinical study for blood cancer patients. After thaw, the cryopreserved product maintained the advantage of NiCord® in demonstrating very rapid engraftment (white blood cell recovery). Gamida expects that this rapid engraftment will reduce the risk of opportunistic infections, will lower the morbidity associated with cord blood transplantation and shorten hospitalization.

In addition, on January 2014, orphan drug designation has been granted to NiCord® by The US Department of Health and Human Services, The FDA Office of Orphan Products Development, for treatment of several medical conditions.

Residential Projects

Joint Venture with PC to Develop Residential Projects in India

 In August 2008 we entered into a joint venture agreement with PC for the development of major mixed-use projects in India (except for projects which are only or mainly commercial centers, which will be developed only by PC and are excluded from the framework of this joint venture) (the "EPI Agreement"). Under the terms of the EPI Agreement, amongst other things PC was allotted 47.5% of the shares of our subsidiary Elbit Plaza India Real Estate Holdings Limited (“EPI”). EPI is holding two plots in India (in Bangalore and Chennai) in conjunction with local Indian partners and has engaged with certain third parties with respect of a plot in Kochi, India ("Kochi Island"). As of the date of the execution of the EPI Agreement through the date of this annual report, the Kochi Island project was held through a special purchase vehicle other than EPI. We agreed that 50% of our rights in the Kochi Island project will be held in favor of PC, and we undertook and guaranteed to transfer the holdings in the Kochi project to EPI or 50% to PC within 12 months following the execution of the EPI Agreement, or alternatively to repay the consideration paid by PC for the rights in the project. This undertaking and guarantee have since been extended until August 25, 2013. On November 11, 2013, PC notified us of its demand that we repay the amount paid by PC for the Kochi Island project together with the interest accumulated thereupon, amounting to approximately €4.3 million (US$ 5.2 million) due to alleged failure to timely meet certain conditions set forth in the EPI Agreement. On November 24, 2013 we rejected PC's claims of such failure and demand for repayment.

Under the EPI Agreement, PC has paid us approximately $126 million, reflecting 50% of all loans and financing invested by us in the Bangalore, Chennai and Kochi projects as of such date. The loans and financing were used to, or designated to be used for, the purchase of the plots of land and for other associated costs related to EPI’s real estate activities.

Following the execution of the EPI Agreement, PC and us each hold 50% of the voting rights (excluding the voting rights relating to the Series B shares constituting 5% of the currently issued and outstanding share capital of EPI, which are held by our former Executive Vice Chairman, so long as the resolution tabled for vote may impact its rights) in EPI and 47.5% of the equity. The additional 5% of the equity rights that are held by our former Executive Vice Chairman were allotted to him in accordance with an agreement executed by us and our former Executive Vice Chairman in January 2008. For additional information, see "Item 6.B. Directors, Senior Management and Employees - Compensation of Directors and Officers - Agreements with our Former Executive Vice Chairman" of our annual report on Form 20-F for the year ended December 31, 2013, which is incorporated herein by reference.

Under the EPI Agreement, we and PC each have the right to appoint 50% of the board members in EPI, rights of first refusal for transfer of shares and tag along rights. Future issuances of shares by EPI are subject to pro-rata preemptive rights.

The EPI Agreement cancelled and replaced a previous sourcing agreement between the parties from October 2006, under which we undertook to offer PC potential real estate development sites sourced by us in India, suitable for commercial center development projects as well as mixed-use projects (the “Sourcing Agreement”). The EPI Agreement provides that if it will be terminated before October 2021, the parties shall enter into the Sourcing Agreement again for the period commencing as of the termination of the EPI Agreement until October 2021.

Project Proposed For Development

Business concept and strategy

As at the date of this Annual Report, the Chennai project is the only project which is designated for development. Our business concept and strategy in respect of this project is to develop it under Joint Development Agreement ("JDA"). Under such JDA agreement, the JDA partner will be responsible to the planning, construction, marketing and sale of the residential units (or developed plots in certain cases) and certain agreed upon percentage from the sales of the residential units (or developed plots) will be allocated to us, subject to the terms and condition specified in the agreement.

In certain circumstances and subject to market condition, we might consider the sale or the Chennai plot at its current status or during the development of the Projects under the JDA. As to our other residential projects, the strategy is to investigate possibilities to sell those projects or achieve the minimal development threshold under the respective FDI legislation that will allow us to dispose of the land.

Additional information in respect of the Chennai Project

In December 2007, EPI executed agreements for the establishment of a special purpose vehicle (“Chennai Project SPV”) together with one of the leading real estate developers in Chennai (“Local Partner”). Subject to the fulfillment of certain conditions, the Chennai Project SPV undertook to acquire the ownership and development rights in and up to 135 acres of land situated in the Sipcot Hi-Tech Park in the Siruseri District of Chennai, India. Due to changes in market conditions, EPI and Chennai Project SPV later decided to limit the extent of the project to 83.4 acres.

Under these agreements, EPI holds 80% of the equity and voting rights in the Chennai Project SPV, while the Local Partner will retain the remaining 20%. The project land is to be acquired by the SPV in stages subject to such land complying with certain regulatory requirements and the due diligence requirements of EPI. Through December 31, 2014 the Chennai Project SPV has completed the purchase of approximately 74.3 acres out of the total 83.4 acres for consideration of a total of INR 2,367 million (NIS 145 million) (EPI share). In addition, as of December 31, 2014, EPI paid advances in the amount of INR 564 million (NIS 35 million) in order to secure acquisition of an additional 8.4 acres.

The parties have entered into a shareholders' agreement in respect of the management of the Chennai Project SPV, which provides, among other matters, for a five member board of directors, with one member appointed by the Local Partner for so long as it maintains a 10% holding in the Chennai Project SPV and four members appointed by EPI. The shareholders' agreement also includes pre-emptive rights and certain restrictions pertaining to transferring of securities in the Chennai Project SPV. Profit distributions declared by the Chennai Project SPV will be distributed in accordance with the parties' proportionate shareholdings, subject to EPI's entitlement to receive certain preferential payments out of the Chennai Project SPV’s cash flow, as determined in the agreements.

EPI intends to make certain changes in the project's implementation plan, and in this respect the Chennai Project SPV signed a memorandum of understanding with a local developer for the joint development of the project (“JD Transaction” and “MOU”, respectively). On the basis of the MOU, the parties to the JD Transaction have finalized the terms and conditions of the definitive Joint Development Agreement, and they intend to execute the JD Transaction upon fulfillment of a certain condition precedent. In accordance with the provisions of the JD Agreement, certain percentage from the sales of the villas and the plotted land will be allocated to the Chennai SPV. If the parties fail to execute the JD Transaction prior to June 30 2015, then Chennai Project SPV shall have to reimburse to the local developer the initial deposit and certain expenses in the aggregate amount of INR 75 million (NIS 4.5 million).

On December 12, 2014, the Local Partner filed a request with the Chennai court for a stay order against; inter alia, the directors of the Chennai Project SPV, ordering them not to make any disposition with respect to the land property. A temporary stay order was granted by the court, and immediately thereafter, EPI filed a request for a removal of the stay order. The court set a date for a hearing on this case on April 28, 2015. As of the date hereof, EPI and the Local Partner are holding discussions with the objective to amicably settle the dispute.

Plots not designated for development in the foreseeable future

Business concept and strategy

As of the date of this filling we have 3 plots in CEE and 2 plots in India which are not designated for development in the foreseeable future. For most of these plots our strategy is to sell our rights in such plots to third parties or to our JV partners. Such sale will be executed depending on market conditions and certain regulatory requirements under applicable law in the respective countries. During the period until the execution of the sale we intend to hold these plots at their current status without investment of significant financial and managerial resources.

Additional information in respect of the Plots

Set forth below is certain additional information with respect to our plots not designated for development in the foreseeable future:

Name of Project		Location	Title	Share %	Approximate Land Area (square meters)
Łódź		Łódź, Poland	Ownership/ Perpetual usufruct	1001	29,700
Plaza BAS	Green Land	Ploiest, Romania	Ownership	1001	18,400
	Poiana Brasov	Brasov, Romania	Ownership	1001	73,000
	Pine Tree Glade	Brasov, Romania	Ownership	1001	17,770
Bangalore Project		Bangalore, Karnataka State, India	Freehold and Development Rights	2, 3,4	4
Kochi		Kochi, Kerala State, India	Freehold and Development Rights	502,3,5	166,000 (of which rights to 52,600 obtained so far)

1	Represents share percentage owned by PC.
2	For information regarding the EPI Agreement, a joint venture agreement signed with PC in respect to our India operations, see “ - Joint Venture with PC to Develop Mixed-Use Projects in India” above.
3
For information regarding the rights of Mr. Abraham (Rami) Goren, our former Executive Vice Chairman of the board of directors, in the projects, see "Item 6.B. Directors, Senior Management and Employees - Compensation of Directors and Officers - Agreements with our Former Executive Vice Chairman." of our annual report on Form 20-F for the year ended December 31, 2013, which is incorporated herein by reference.

4	For information regarding the shareholdings of the Bangalore Project, see below under “Bangalore, Karnataka State, India”.
5	For information regarding the allotment of our shares in the Kochi project SPV see "Kochi, Kerala State, India".

Bangalore, Karnataka State, India

Amended framework agreement (March 2008)- In March 2008, EPI entered into an amended and reinstated share subscription and framework agreement (the "Amended Framework Agreement"), with a third party (the "Partner"), and a wholly owned Indian subsidiary of EPI which was designated for this purpose ("SPV"), to acquire, through the SPV, up to 440 acres of land in Bangalore, India (the "Project") in certain phases as set forth in the Amended Framework Agreement. As of December 31, 2014, the Partner has surrendered land transfer deeds in favor of the SPV to an escrow agent nominated by the parties for approximately 54 acres for a total aggregate consideration of approximately INR 2,843 million (NIS 174 million). Upon the actual transfer of title of such 54 acres, the Partner will be entitled to receive 50% of the shareholdings in the SPV. In addition, the SPV has paid to the Partner advances of approximately INR 2,536 million (NIS 156 million) on account of future acquisitions by the SPV of a further 51.6 acres.

New Framework Agreement (July 2010)- In July, 2010, a new set of arrangements was entered into between EPI, the SPV and the Partner (the "New Framework Agreement"). In accordance with this agreement:

EPI will remain the holder of 100% of the shareholdings and the voting rights in the SPV. The scope of the Project will be decreased to 165 acres. The net proceeds from the Project will be distributed in a manner by which the our share will be approximately 70% until such time that EPI’s investment in the amount of INR 5,780 million (approximately NIS 355 million) (“EPI’s Investment”) plus an internal return rate of 20% per annum calculated from September 30, 2009 ("IRR") is paid to the SPV (the "Discharge Date"). Following the Discharge Date, EPI will not be entitled to receive any additional profits from the Project and it will transfer to the Partner the entire shareholdings in the SPV for no consideration. In addition, the Partner has a call option, subject to applicable law and regulations, to acquire the entire shareholdings of the SPV, at any time, in consideration for EPI’s Investment plus the IRR calculated on the relevant date of acquisition.

The New Framework Agreement will enter into full force and effect upon execution of certain ancillary agreements as set forth therein. As of December 31, 2014 these ancillary agreements were not yet executed. Due to the difficulties in the performance of the New Framework Agreement the parties to those agreements are discussing separation or buy-out mechanisms.

Kochi, Kerala State, India

In September 2006, the Company together with an Indian corporation wholly owned by certain unrelated third parties entered into a transaction (as amended in January 2007), comprising of a land purchase agreement and a share subscription agreement ("Project SPV"), for the purchase of a land located in Kochi, India. In accordance with the terms of the land purchase agreement, the Project SPV acquired 13 acres ("Property A") for a total consideration of INR 1,495 million (NIS 84 million) payable subject to fulfillment of certain obligations and conditions by the seller in respect of the land including obtaining all permissions required for construction thereon and making good and marketable title with regard to Property A and others ("Conditions Precedent"), out of which an advance of approximately 48% of the total purchase price was paid to the seller by the Project SPV in consideration for the transfer of title in Property A to the Project SPV. The land purchase agreement further provides that additional 28 acres ("Property B") would be included in a Joint Development Agreement ("JDA") between the seller and the Project SPV according to which the Project SPV will be entitled to 60% of the undivided share which is corresponding to 60% of the constructed area on Property B without any consideration and the seller will be entitled to receive 40% of the constructed area which will be built by the Project SPV on Property B. The agreement also provides that if the seller fails to comply with the aforementioned conditions precedent by an agreed date, the Project SPV and the Company shall have the right to terminate the agreement.

Under the share subscription agreement, the Company will be allotted 50% shareholding and voting rights in the Project SPV, subject to obtainment of certain regulatory provisions in respect of the land and securing of sanctioned plans for the project, which as of December 31, 2014 have not been obtained. To date, there is no change in the zoning and sanctioned plans and there is no assurance that the current planning will be feasible.

Fashion Apparel

Our fashion business was operated through our wholly owned subsidiary Elbit Fashion.

As discussed above in Item 4A “Recent Events”, in January 2015, we completed the sale of the operation and business of "Mango" retail stores in Israel, to Fox. The purchase price paid by Fox under the agreement was approximately NIS 37.7 million, out of which NIS 4.9 million were deposited in escrow, subject to certain adjustments in accordance with the provisions of the transaction documents. This effectively ended our fashion apparel operations.

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

Revenues classified by geographical markets and by business segments

The following table sets forth our breakdown of revenues by each geographic market in which we operate, for each of the last three years (in NIS thousands):

	2014	2013	2012	Convenience Translation in U.S. Dollars for 2014

Western Europe	72,537	90,470	169,211	18,652
Central and Eastern Europe	435,355	269,896	342,784	111,945
Other and Allocations	15,648	(19,213)	(36,595)	4,024
Total Revenues	523,540	341,153	475,400	134,621

The following table sets forth our breakdown of revenue by business segments for each of the last three years (in NIS thousands):

	2014	2013	2012	Convenience Translation in U.S. Dollars for 2014

Commercial and Entertainment Centers	341,937	162,639	300,641	87,924
Hotels	197,007	202,791	276,703	50,657
Medical Companies*	92,026	74,670	286,031	23,663
Residential Projects	-	-	1,622	-
Other and Allocations*	(107,430)	(98,948)	(389,597)	(27,624)
Total	523,540	341,153	475,400	134,620

*Because we lost control over InSightec during 2012 revenues were classified to discontinued operations.

** Other and Allocations includes equity method adjustments to eliminate revenues of our equity method investments that are reviewed on a full basis. See note 22 to our financial statements.

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

Patents and Proprietary Rights; Licenses

PC is the registered owner of a European Community trademark “Plaza Centers + figures.” The trademark is also registered in India.

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

InSightec’s intellectual property includes ownership of 116 patents, out of which 42 are registered in the United States, 60 in various European countries, seven in Japan and seven in China. In addition, InSightec has submitted 45 patent applications, which remain pending and in process. InSightec has registered trademarks for “ExAblate,” ExAblate 2000” and “InSightec” in the United States, European Union, Canada and Israel.

As of March 15, 2015, Gamida's patent portfolio is comprised of 19 issued U.S. patents, 22 issued non-U.S. patents, 8 pending U.S. patent applications, 21 pending non-U.S. patent applications, and 0 pending patent applications under the Patent Cooperation Treaty.

Competition

Commercial centers

We have been active in emerging markets since 1996, when we opened the first western-style commercial center in Hungary and began to implement our vision of offering western-style retail facilities to a growing middle class and an increasingly affluent consumer base. Over the past 19 years, we have expanded our operations in Central Europe and eastward into Poland, Greece, the Czech Republic, Latvia, Serbia, Romania, Bulgaria and India, and have proven our ability to anticipate and adapt to market trends and deliver innovative large-scale projects.

We have a number of competitors in CEE countries in which we operate or intend to operate in the commercial centers business, particularly in the larger capital cities. The following factors, however, should be noted:

•	shopping centers which are not in close proximity and which do not draw their clientele from the same population areas are not considered competitive;

•
we believe that large retail centers (known as "power centers"), even if they compete with our centers directly merely by virtue of their proximity to our commercial centers, are at a disadvantage because they do not offer the entertainment facilities that are offered at our commercial centers, and which we consider to be a significant element in the attraction of our patrons. These power centers also lack a wide range of services and common areas; and

•
in the regional cities of our targeted countries, competitive activity is more limited. In these cities, we compete with traditional shopping outlets. These outlets lack the added benefit of the entertainment activities that our centers offer and, accordingly, we believe that they have difficulty competing with us.

In addition to several ad hoc entrepreneurial projects, there are a number of significant groups operating commercial centers in CEE with whom we compete directly, namely Globe Trade Centre SA, ECE Projekt Management GmbH TriGranit Holding Limited, NEPI and Atrium European Real Estate. We compete with these chains, and with other developers, in the pre-development stage, in the cost of acquisition of such sites, in the development stage (in retaining suitably qualified architects, consultants and contractors), in receiving financing and in the operational stage, if the centers compete for the patronage of the same population. We also compete for quality “brand name” tenants to occupy rental units. In locations where competing centers are being constructed simultaneously, the first center to open generally enjoys an advantage over its competitor, which is the reason behind our emphasis on the expeditious completion of construction operations.

In Pune, India, our main competitors in commercial centers are Phoenix Market City (which is a 1 million square foot mall) and Inorbit Mall (which is a 275,000 square foot mall). We also compete with small malls such as Central and Mariplex Gold located in Kalyani Nagar and from a mall located in Bund Garden Road.

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

Competition

Medical Companies - InSightec

Competition to MRgFUS treatments include traditional surgical modalities, minimally invasive surgery, and competing image guided high intensity focused ultrasound (HIFU) systems.

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

 InSightec faces competition from both traditional and minimally invasive treatments of uterine fibroids and the other medical conditions that InSightec has targeted for its future applications. Traditional treatment methods for uterine fibroids and other medical conditions that InSightec has targeted for product development are more established, accepted and practiced widely among physicians, and reimbursed by healthcare insurance. Competitive treatments for uterine fibroids, which are approved by the FDA and CE marked include hysterectomy, myomectomy, radiofrequency ablation, cryotherapy, and uterine artery embolization. Competitive treatments for bone metastases include external beam radiation therapy, radio frequency, cryoablation and microwave ablation. Similarly for medical procedures that are under investigation by InSightec there are a number of competitive treatment modalities.

In recent years, GE’s main competitors in magnetic resonance imaging, Philips and Siemens, have developed MRgFUS devices; Philips has designed and manufactures its own system, Sonalleve, whereas Siemens has partnered with Chongqing Haifu, a Chinese manufacturer of therapeutic ultrasound systems, a partnership that has since dissolved. In 2010 Philips announced that their MRgHIFU Sonalleve device for treatment of uterine fibroids received CE Mark and is available commercially in Europe and other countries that recognize the CE regulation. In 2011 ECR Philips also announced that Sonalleve has been cleared for treating painful bone metastases. As of January 2015, Philips has installed at least 32 systems worldwide. Some sites are participating in an FDA Phase III study for the treatment of uterine fibroids. They are also conducting a clinical trial for CFDA approval in China. This validates the uterine fibroid application for which InSightec’s ExAblate received FDA approval in 2004. There are several ultrasound-guided HIFU approved in China, including Chongqing. According to recent publications more than 10,000 UF treatments were performed in China using these systems. Treatments however are limited to relatively small fibroids, and reports regarding the safety of the procedures significantly vary between less than 1% and more than 28% serious complications. At present, to our knowledge, the Chinese ULSgFUS companies have focused their marketing efforts in Asia. Chongqing Haifu has placed systems in the United Kingdom (1), Spain (1), Russia (1) and Italy (1) and obtained a CE mark for treating liver, pancreatic, and renal cancer.

In 2008, YDME (US-guided HIFU system) received FDA IDE to start a phase I pancreatic cancer study in the United States but terminated that study due to its own financial reasons.

Two US-guided systems for treatment of prostate cancer, Ablatherm (EDAP TMS) and Sonablate (SonaCare Medical) have registered a CE Mark, but FDA recently rejected their PMA approvals.

To the extent InSightec enters the European and Far East markets for the treatment of prostate cancer it may face competition from both of these companies.

In the area of treating brain disorders (tremor, tumors, CNS, stroke, mediated drug delivery) using MRgFUS, InSightec faces potential competition from the French company Supersonic Imagine. The company has been developing a product similar in capabilities to InSightec’s ExAblate Neuro device. The Supersonic Imagine device is still in a pre-clinical development stage.

Medical Companies – Gamida

NiCord may face indirect competition from other pharmaceutical and biotechnology companies that develop products for the treatment of the diseases that we target. If these therapies are successful in curing these diseases, they may reduce the number of patients undergoing hematopoietic (blood) stem cell transplantation (HSCT) procedures.

HSCT from cord blood in general may face additional competition from haplo-identical peripheral blood transplantation, another therapeutic approach currently being studied. This approach uses blood from a non-matched family related donor and is not currently regulated by the FDA. Companies like MolMed S.p.A. and Kiadis Pharma B.V. are developing technologies aiming to improve the clinical outcomes of haplo-identical transplantation.

Other companies are developing clinical-stage technologies that aim to improve the clinical outcomes of HSCT from cord blood by expanding HSCT from cord blood. These companies include Mesoblast Limited, Fate Therapeutics, Cellerant Therapeutics, and Novartis International AG. In addition, the bio-medical field is characterized by rapid development and massive research and development activities, having potential for direct or non-direct competition resulting from the discovery or development of more advanced, efficient or cost-effective treatments or technologies by third parties providing better solutions to the same diseases, while making InSightec’s (or Gamida's) technologies or solutions inferior, obsolete or irrelevant. Such occurrence could adversely impact InSightec’s (and Gamida's) future business and financial performance.

Residential Projects

In Bangalore, India, the main current competitors in residential projects are “White meadows” villas by Prestige Group, “Palm retreat” villas by Adarsh Developers (Resale), “Wind mills of your mind” villas by Total Environment and “Lakeside Habitate” by Prestige group as well as other small scale developers.

In Chennai, India, the main competitors in residential projects are “Panache” villa developed by Olympia, “Grand Elora” row houses developed by Joy Housing, “Pavillion” villas and Row houses by Casa Grande “Greenwood” plots developed by Arihant, “Hub 6” plots developed by Divyashree and “The Village” Villas developed by Phoenix as well as other small scale developers.

Governmental Regulation

Commercial centers

The development, construction and operation of commercial centers are subject to various regulatory controls, which vary according to the country of activity. Some countries require that a developer provide an environmental report on the land before building permit applications are considered, while in other countries we usually have direct contact with the local authorities to receive basic information on environmental issues. In certain European countries, antitrust permits must be obtained before a foreign investor is allowed to acquire shares of a local entity. In most Eastern European countries, construction work may only begin after the lapse of the objection period provided for third parties whose interests may be affected by such permits, at which time the contestation permit becomes final. If restitution claims made by former land owners in respect of project sites are upheld, these claims can jeopardize the integrity of title to the land and the ability to develop the land. Generally, construction must commence within a specified period following issuance of the permit, otherwise, the construction permit may expire.

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

FDI in the construction development sector is subject to certain conditionalities under the FDI Policy. Under the FDI Policy, FDI is allowed up to 100% under the automatic route in townships, housing, built-up infrastructure and construction-development projects (which includes, but is not restricted to, residential/ commercial premises, roads or bridges, hotels, resorts, hospitals, educational institutions, recreational facilities, city and regional level infrastructure), subject to restrictions pertaining, inter alia, to the following matters: (a) minimum area of 20,000 square meters to be developed under each construction development project (there is no minimum area condition in case of development of serviced plots); (b) minimum capitalization of USD 5 million per project to be brought in within 6 months of commencement of the project (Commencement of the project has been defined to mean the date of approval of the building plan/ lay out plan by the relevant statutory authority.  Subsequent tranches of FDI can be brought in till the period of 10 years from the commencement of the project or before the completion of the project, whichever  is earlier.); (c)  the investor will be permitted to exit on completion of the project or after development of  trunk infrastructure, i.e. roads, water supply, street lighting, drainage and sewerage (lock-in period); (d) project completion schedule; (e) conformance with local laws and applicable standards; (f) obtaining necessary approvals; (g) supervision by the state government/municipal/local body concerned and (h) ability to sell only developed plots (developed plots has been defined to mean plots where trunk infrastructure i.e. roads, water supply, street lighting, drainage and sewerage has been made available. Certain conditions are relaxed to not apply to hotels and tourist resorts, special economic zones, educational institutions, old age homes and investment by NRIs or where the companies commit at least 30%of the total project cost for low cost affordable housing, (which have also been defined and detailed in the policy).

With the coming into effect of the revised policy norms as above, even prior investments will now be governed by the revised norms.

100% FDI under the automatic route is also permitted in completed projects for operation and management of townships, malls/ shopping complexes and business centers.

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

Certain commercial center projects, as well as our other projects in India, are being carried out through joint ventures with Indian partners. The RBI has from time to time, amended certain provisions under the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations (2000), relating to the pricing norms for issuance of shares by an Indian company to persons residing outside India. These regulations include provisions stipulating that the shares of an unlisted company have to be issued at a price not less than the fair valuation of the shares (arrived at by adopting an international pricing methodology), in case of issuance on preferential allotment, and the issue price cannot be less than the price so arrived at. Also in case of transfer of shares from resident to non-resident, the price so arrived at will operate as the minimum price payable by the non-resident to the resident. Furthermore, certain provisions of the Companies Act, 2013 have also recently been amended, which pertain to compliances to be made by Indian companies in relation to the issue and allotment of shares on rights or preferential basis. These provisions include a new requirement of obtaining a valuation report from a registered appraisal agency where shares are to be issued on a preferential basis.

There is an increasing awareness of environmental issues in CEE and India. This may be of critical importance in areas where soil pollution may be prevalent. If a property that we acquire turns out to be polluted, such a finding will adversely affect our ability to construct, develop and operate a commercial center, a hotel or a residential project on such property. This may have a significant impact on development budget and schedules and may have a detrimental effect on the viability or marketability of the development or cause legal liability in connection with a portfolio asset. We may be liable for the costs of removal, investigation or remedy of hazardous or toxic substances located on or in a site owned or leased by us, regardless of whether we were responsible for the presence of such hazardous or toxic substances. The costs of any required removal, investigation or remedy of such substances may be substantial and/or may result in significant budget overruns and critical delays in construction schedules. The presence of such substances, or the failure to remedy such substances properly, may also adversely affect our ability to sell or lease such property or to obtain financing using the applicable property as a security.

Residential Projects

For information regarding governmental regulation applicable to our residential and mixed-use real estate projects, see "Governmental Regulations - Commercial Centers” above.

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

In the countries in which we operate, the operation of hotels requires licenses for the operation of the building as a hotel and the obtaining of local municipal and police approvals for the means of access to and egress from the hotel for motor vehicles. In addition, in certain countries we are required to obtain licenses for the sale of alcohol on the premises and the operation of a restaurant and tourism services. Our hotels are also required to comply with regulations regarding food, hygiene, the operation and maintenance of the swimming pool, casino, elevators, health, sanitation, electricity and fire hazards prevention.

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

Medical Companies

InSightec

The testing, manufacture and sale of InSightec’s products are subject to regulation by numerous governmental authorities, principally the FDA, the EEC, and corresponding state and foreign regulatory agencies.

The U.S. Safe Medical Devices Act of 1990 (the “SMDA”) includes various provisions which are applicable to each of the existing products of InSightec and may result in the pre-market approval process (a process whereby the FDA approves high risk or a new system that has no predicate devices that have been approved in the past) for such products becoming lengthier and more costly. Under the SMDA, the FDA can impose new special controls on medical products. These include the promulgation of performance standards, post-market surveillance requirements, patient registries, and the development and dissemination of guidelines and other actions as the FDA may deem necessary to provide a reasonable assurance and effectiveness.

In June 1993, directive 93/42/EEC for medical devices was adopted by the EEC. In June 1998, this directive replaced the local regulation and ensured free transfer of qualified medical equipment among member states. Medical devices that meet the established standards, receive certification represented by the symbol “CE”. There are two types of certifications that are granted: (1) general certification of a company and (2) CE certification for a specific product. InSightec decided to comply with Medical Device Directive 93/42/EEC ("MDD") and with the international standard ISO 13485 entitled “Medical Devices - Quality management systems - requirements for regulatory purposes”. InSightec obtained a certification of compliance with the standard in May 2001, and is subject to annual audits by the European Notified Body to renew the certification in accordance with all applicable updates of the standard and the MDD.

The Japanese MHLW (Ministry of Health, Labor, and Welfare) with JPAL (Japan Pharmaceutical Affairs Law) also requires company registration and a device license. InSightec obtained a device license in September 2009. In Japan the ExAblate is classified as class 4 (highest risk category) and as such it is highly regulated.

The Chinese CFDA requires the ExAblate to be registered as high risk as well under the relevant regulatory orders. ExAblate has been registered in the Chinese CFDA since July 2013.

Gamida

In the United States, the FDA regulates biological products under the Federal Food, Drug, and Cosmetic Act, or FDCA, and the Public Health Service Act, or PHS Act, and related regulations. Biological products are also subject to other U.S. federal, state, and local statutes and regulations, as well as non-U.S. statutes and regulations. The FDA and comparable regulatory agencies in state and local jurisdictions and in countries outside the United States impose substantial requirements upon the clinical development, manufacture and marketing of biological products. These agencies regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, packaging, labeling, storage, distribution, record keeping, reporting, approval, advertising and promotion of our products. These requirements and regulations vary from country to country. Failure to comply with the applicable regulatory requirements at any time during the product development process, including during clinical testing, during the approval process, or after approval, in Israel, the United States and any other country in which Gamida conducts its operations or sells its products may subject us to administrative or judicial sanctions.

Government regulation may delay or prevent marketing of product candidates for a considerable period of time and impose costly procedures upon Gamida’s activities. The testing and approval process requires substantial time, effort, and financial resources, and Gamida cannot be certain that the FDA or any other regulatory agency will grant approvals for NiCord, CordIn, Gamida’s NK cell product, StemEx or any future product candidates on a timely basis, if at all. The FDA’s policies and the policies of comparable regulatory authorities in other countries may change and additional government regulations may be enacted that could prevent or delay regulatory approval of Gamida’s current product candidates or any future product candidates or approval of new disease indications or label changes. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative, judicial, or administrative action, either in the United States or elsewhere.

C.	ORGANIZATIONAL STRUCTURE

Our significant subsidiaries and companies in which we have a significant interest as of the date of this annual report are as follows:

NAME OF COMPANY	COUNTRY OF ORGANIZATION	DIRECT/INDIRECT OWNERSHIP PERCENTAGE
Plaza Centers N.V.	The Netherlands	44.9(1)%
Elscint Holdings & Investment N.V.	The Netherlands	100%
Elbit Medical Technologies Ltd.	Israel	82.71(2)%
Elbit Plaza India Real Estate Holdings Limited	Cyprus	50(3)(4)%
Elbit Ultrasound (Luxemburg) B.V./S.a r.l.	The Netherlands and Luxemburg	100%
___________________
(1)	Approximately 43% on a fully diluted basis.
(2)	Approximately 88% on a fully diluted basis.
(3)
We hold 47.5% of the shares in EPI directly, and an additional 47.5% through PC. For additional information as to the joint venture signed between us and PC regarding EPI, see “Item 4.B Business Overview - Residential Projects.”

(4)
For details as to the grant of 5% of EPI’s equity to Mr. Abraham (Rami) Goren, our former Executive Vice Chairman of the board of directors, see "Item 6.B. Directors, Senior Management and Employees - Compensation of Directors and Officers - Agreements with our Former Executive Vice Chairman." of our annual report on Form 20-F for the year ended December 31, 2013, which is incorporated herein by reference.

D.	PROPERTY, PLANTS AND EQUIPMENT

Our operational portfolio consists of various freeholds, leaseholds and other tangible assets. For details as to such real estate portfolio, see “Item 4.B Business Overview.” Below we present information regarding certain tangible fixed assets including leasehold properties that do not form part of our operational portfolio, but rather serve as basis for our and our subsidiaries’ offices and management, as of March 31, 2015.

On July 19, 2012 we signed a lease agreement for approximately 1,475 square meters of space, including parking spaces, for management and administrative purposes in an office building in Bnei-Brak, Israel, to which we relocated our offices in May 2013. The agreement is for a period of five years with an option to extend for an additional period of five years. The annual aggregate rental fee (including management fees and index linkage pursuant to the lease agreement, and excluding VAT) to be paid by us will be approximately NIS 2 million (approximately $0.5 million) on an annual basis. As of the date of this filling all the area is subleased to third parties till the end of the period. We intend to sign a lease agreement for approximately 300 square meters of space, including storage area and parking spaces, for management and administrative purposes in an office building in Petach Tikva, Israel, to which we plan to relocate our offices in May 2015. The annual aggregate rental fee (including management fees and index linkage pursuant to the lease agreement, and excluding VAT) to be paid by us will be approximately NIS 430,000 (approximately $111,000) on an annual basis.

PC’s headquarters are located in an office building located on Andrassy Boulevard, Budapest, Hungary. The building is located on an 800 square meter plot and consists of four floors, an atrium and a basement, with a total built area of approximately 2,000 square meters.

PC also owns a villa converted into an office building, located in the center of Bucharest. The total office area is approximately 700 square meters build on a plot of approximately 450 square meters and consists of three floors, a basement and a garage.

 On March 31, 2014 Elbit Plaza India Management Services Pvt. Ltd. signed a lease agreement for approximately 150 square meters of office space in Bangalore, Karnataka, India, for its management and administration activities. The term of the lease is until March 31, 2017. The annual rental and management maintenance fees payable by Elbit Plaza India Management Services Pvt. Ltd. are INR 1,312,080 (approximately $21,162) and INR 93,000 (approximately $1500), respectively, with an annual increase in the monthly rental fees of 5%.

ITEM 4A. UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

Overview

We operate primarily in the following principal fields of business:

•
Commercial Centers - Initiation, construction and sale of commercial centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through Plaza Centers N.V. ("PC"), of which we own approximately 44.9% of its share capital. In certain circumstances and depending on market conditions, we operate and manage commercial centers prior to their sale;

•	Hotels - Operation and management of hotels primarily in major European cities;

•
Medical Industries - Through our investee entities, we engage in (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; and

•	Residential Projects - Initiation, construction and sale of residential units or plots designated for residential, located primarily in India.

On January 5, 2015, we completed the sale of all of our fashion apparel operations. Accordingly, this operation is presented in our annual consolidated financial statements appearing elsewhere in this report as discontinued operations.

During 2012, we completed a transaction to sell all of our investments in commercial centers in the United States. In addition, as discussed below in 2012 we lost majority control over our subsidiary InSightec, the entity operating the medical industry and devices business. Accordingly, both of these operations are presented in these financial statements as discontinued operations.

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

Financial data included in this discussion were derived from our consolidated financial statements and the analysis herein is based on our general accounting records and published statistical data. Such financial data have been rounded to the nearest thousand or million. Unless otherwise indicated, we have translated NIS amounts into U.S. dollars at an exchange rate of NIS 3.889 to $1.00, the representative exchange rate on December 31, 2014, and we have translated Euro amounts into U.S. Dollars and NIS at the respective exchange rates of € 0.82272 to $1.00 and €0.21 to NIS 1.00, the representative exchange rates on December 31, 2014.

The following activities affected our operational results for 2012, 2013, 2014 and 2015 (to date) and may continue to affect our operational results and cash flow in the coming years.

 2015

•	On April 2, 2015, our Board approved the appointment of Mr. Doron Moshe as Acting Chief Executive Officer in addition to continuing to serve as our Chief Financial Officer.

•
On February 19, 2015, we announced that the extraordinary general meeting of shareholders of our subsidiary Bucuresti Turism S.A. (in which we hold 77% of the issued share capital), which shares were traded on the RASDAQ market ("BUTU") that took place on February 18, 2015, resolved, amongst other things, that BUTU will not take the necessary legal actions for the shares issued by it to be admitted for trading on a regulated market or to be listed on an alternate trading system. BUTU is the owner of the hotel complex known as the "Radisson Blu" in Bucharest, Romania. On April 14, 2015, we announced that the independent certified expert nominated in accordance with the provisions of the Romanian law and regulations (Ernst & Young Services SRL), has determined the estimated shareholders' equity fair value of BUTU to be Euro 64,630,000 (US$ 78,523,000) resulting in a price per share of Euro 4.50, equivalent to a price per share of RON 20.17. (US$ 4.73). To our knowledge, the maximum amount payable by BUTU to its shareholders who did not vote in favor of the aforementioned resolution to the extent all such shareholders will exercise their right to withdraw from BUTU as a result of the aforementioned resolution, is approximately Euro 14.5 million (approximately US$ 15.2 million), which amount will be financed by BUTU either from its own resources and/or third party loans and/or controlling shareholders loans.

2014

•
On September 29, 2014, we announced that our subsidiary Elbit Fashion Ltd. (“Elbit Fashion”) received from PUNTO FA, S.L (“Punto”) written notice of its intention not to extend the term of the franchise rights granted by Punto to Elbit Fashion for operation of the "Mango" retail stores in Israel under the franchise agreement entered into by the parties on May 3, 2005 (the “Franchise Agreement”) and to terminate the Franchise Agreement. On October 27, 2014, we announced that Elbit Fashion signed a sale agreement (the "Fox Sale Agreement") with Fox-Wisel Ltd. ("Fox") with regards to the sale of the operation and business of "Mango" retail stores in Israel. Under the Fox Sale Agreement, which was consummated on January 5, 2015, Elbit Fashion sold and assigned Fox all business activity, stores, investments in the leased properties, furniture and equipment, inventory and customer loyalty program and any and all rights relating thereto, free and clear of any third party rights, except as explicitly set in the Fox Sale Agreement and net of certain liabilities related to the business activities of Mango for consideration of approximately NIS 37.7 million ($ 9.7 million). Following the consummation of the transaction, Elbit Fashion ceased to operate the "Mango" retail stores activity, and accordingly such activity was classified as discontinued operations in our financial statements.

•
On September 28, 2014, we announced that BUTU, as borrower, we as a guarantor, certain other subsidiaries of us, as additional obligors, and a leading international European bank, as lender (“Lender”), have entered into an amendment to the facilities agreement between the aforementioned parties entered into on September 16, 2011 (the “Facilities Agreement”) which facilitates the drawdown of the second facility under the Facilities Agreement and that BUTU has consummated such drawdown in the amount of approximately € 9 million ($ 11 million, 42.5 NIS million).

•
On September 2, 2014, Elbit Medical announced that Gamida Cell Ltd., ("Gamida Cell"), and the vast majority of Gamida Cell’s shareholders (including Elbit Medical), completed the execution of the Option and Investment Agreements (the " Novartis Agreements") with Novartis. Under the Novartis Agreements, Novartis invested $35 million in Gamida Cell in exchange for approximately 15% of Gamida Cell’s share capital and an option to purchase the holdings of the other shareholders in Gamida Cell, including Elbit Medical's holdings (the " Novartis Option"). The Novartis Option is exercisable, for a limited period of time, following Gamida Cell achieving certain milestones relating to the development of NiCord (the "Product"). Gamida Cell estimates that these milestones will be met during 2015. In any event, the Novartis Option, if not exercised, will expire in first half of 2016. Upon exercising the Novartis Option, Novartis would pay other shareholders in Gamida Cell (the "Sellers") a cash payment of approximately $165 million, in accordance with the terms of the Novartis Agreements. In addition, the Sellers will be entitled to potential future payments which can reach a total of $435 million, depending on certain development and regulatory milestones and on sales of Gamida Cell's products. Gamida Cell is currently conducting two Phase I/II trials using the Product to treat patients suffering from hematologic malignancies and Sickle Cell Disease. Following completion of the Investment Agreement and as of December 31,2014 Elbit Medical holds approximately 26% of Gamida Cell's share capital and approximately 25% in Gamida Cell in a fully diluted basis. At this point in time, there is no certainty that Novartis will exercise the Novartis Option and/or that the milestones will be achieved and/or the product or any other of Gamida Cell’s products will reach the market and generate earn-out payments from their sales.

•
Effective beginning September 2014, PC completed the disposition of its commercial center, Kragujevac Plaza, in Serbia for approximately € 38.6 million ($ 47 million, NIS 182 million). Following the repayment of a related bank loan of approximately € 28.2 million ($ 34 million, NIS 133 million), PC received net cash from the disposition of approximately € 10.4 million ($ 12.6 million, NIS 49 million). Restricted cash linked to the bank debt and other working capital balances of approximately € 2 million ($ 2.4 million, NIS 9.4 million) were also released following the transaction. As a result of the transaction, a loss of € 0.6 million ($ 0.7 million, NIS 2.8 million) was recorded in the profit and loss statement for the year ended December 31, 2014.

•
In June 2014, PC terminated, following a mutual agreement, its joint venture agreement with an Israeli based company (“Aura”). The seven asset companies held by the joint venture were spilled between PC’s 50.1% subsidiary (“Plaza Bas”) and Aura, where Aura received a full control over three of the asset companies, and Plaza Bas received full control over the remaining four asset companies. The carrying amount of the assets received by Plaza Bas valued at € 9 million,($ 11 million, NIS 42.5 million) and Plaza Bas assumed two bank facilities with principal of € 9.7 million,($ 11.8 million, NIS 46 million. In addition, Aura paid € 0.6 million,($ 0.7 million, NIS 2.8 million) to PC as part of the joint venture termination. PC has performed internal valuation of the assets and liabilities it obtained in full following the termination, and as a result recorded a loss of € 4.1 million ($ 5 million, NIS 19.4 million) from this transaction in the financial statements for the year ended December 31,2014.

•
During 2014, PC completed the sale of two plots in Romania (Targu Mures and Hunedoara) to third party developers for a total consideration of € 4.7 million ($ 5.7 million, NIS 22 million). No profit or loss was recorded as a result of these transactions.

•
On July 6, 2014, we announced that our wholly owned subsidiary entered into a transaction for the sale of 1.7 million shares of PPHE Hotel Group (LSE: PPH) for a net consideration of GBP 6.0 million ($ 9 million, NIS 35 million).

•
On June 29, 2014, InSightec entered into the Series D Preferred Share Purchase Agreement with York Global Finance II S.à r.l. (an affiliate of York Capital Management, which is a related party of ours) (the “Investor”), pursuant to which the Investor and certain other investors as well as all the other shareholders of InSightec except for Elbit Medical,  invested, in stages during the second half of 2014, an aggregate amount of $59 million in InSightec, reflecting a pre-money valuation of InSightec of $ 200 million (NIS 778 million) (on a fully diluted, as-converted basis), subject to certain adjustments as specified in the InSightec Investment Agreement. In addition, Elbit Medical has the right to invest up to an additional $ 3.5 million (NIS 14 million) in InSightec by the end of May 31, 2015, and the Investor has the option to purchase any additional Series D Preferred Shares not purchased by Elbit Medical, up to a total investment in the round of $ 62.5 million (NIS 243 million). For additional information, see note 8 A to our consolidated financial statements for the year ended December 31, 2014 included elsewhere in this report. As of December 31, 2014, Elbit Medical holds approximately 36% (30% on a fully diluted basis) of the issued and outstanding share capital of InSightec.

•
On June 26, 2014 PC’s unsecured financial creditors approved the Amended PC Plan. On July 9, 2014, the Dutch Court approved the Amended PC Plan. All conditions precedent of the Amended PC Plan were fulfilled by November 30, 2014.

The following are the material terms of the Amended PC Plan:

o
Each principal payment under the PC's notes due in the years 2013, 2014 and 2015 pursuant to the original terms of the notes shall be deferred by four and a half years and each principal payment due pursuant to the original terms of the notes in subsequent years (i.e., 2016 and 2017) will be deferred by one year.

o
In the event that PC does not succeed in prepaying an aggregate amount of at least NIS 434 million ($ 111.6 million) of the principal of the notes, excluding linkage differentials before 1 December 2016, then all principal payments under the notes deferred in accordance with above, shall be advanced by one year (i.e., shall become due one year earlier).

o
Accrued interest on the notes up and until December 31, 2013 was added to the principal of the notes. Accordingly, PC issued additional NIS 5.5 million ($ 1.4 million) par value notes to series A holders and NIS 13.3 million ($ 3.4 million) par value notes to series B holders and PLN 2.8 million ($ 0.9 million, NIS 3.4 million) par value to Polish investors. The accrued interest will be paid together with the principal.

o
Following January 1, 2014 (“Effective Date”), interest payments will be paid on their due dates. PC paid to its note holders an amount of € 13.8 million ($ 16.8 million, NIS 65 million) of 2014 interest payments.

o	As from January 1, 2014, the annual interest rate on the notes was increased by 1.5%.

o	PC, its directors and officers and its controlling shareholder were fully released from claims.

o
The net cash flow received by PC following an exit or raising new financial indebtedness (except if taken for the purpose of purchase, investment or development of real estate asset) or refinancing of real estate asset's after the full repayment of the asset’s related debt that was realized or in respect of a loan paid in case of debt recycling (and in case where the exit occurred in the subsidiary – amounts required to repay liabilities to the creditors of that subsidiary) and direct expenses in respect of the asset (any sale and tax costs, as incurred), will be used for repayment of the accumulated interest until that date in all of the series (in case of an exit which is not one of the four shopping centers only 50% of the interest) and 75% of the remaining cash (following the interest payment) will be used for an early repayment of the close principal payments for each of the series (A, B, Polish) each in accordance with its relative share in the deferred debt. Such prepayment will be real repayment and not in bond purchase.

o
An injection of a € 20 million ($ 24.3 million) into PC at a price per-share of € 0.0675, (“Equity Contribution) was executed by PC in the form of the Rights Offering to its shareholders. As part of PC's injection, EUL entered into the Back-Stop Agreement with various affiliates of Davidson Kempner Capital Management LP (“DK”, a related party of ours), pursuant to which DK undertook to purchase under the Rights Offering, in lieu of EUL, a portion to be determined by EUL, provided that such portion shall be the higher of € 3 million ($ 3.6 million) and shall not exceed € 10 million ($ 12 million) or result in DK and its affiliates directly or indirectly holding shares representing 30% or more of the total voting rights in PC, all subject to the terms and conditions therein. Consequently EUL has purchased 122,847,376 new ordinary shares of PC for the total amount of approximately € 8.3 million ($ 10 million) and DK purchased 163,803,197 new ordinary shares of PC for an additional amount of € 11.05 million ($ 13.4 million).

o
PC issued to the noteholders of 13.21% of PC's shares (post Equity Contribution) for payment of par value of shares. Such issuances of shares were distributed among the noteholders pro rata to the relative share of each relevant creditor in the Deferred Debt.

o
Following the Rights Offering and associated placing of shares and the issuance of new ordinary shares to PC's noteholders under the Amended PC Plan, EUL holds 44.9% in PC and DK holds approximately 26.3% of the outstanding shares of PC.

•
On September 18, 2013, our unsecured financial creditors (the holders of our publicly traded Series 1 and Series A to Series G notes and Bank Leumi) approved the Debt Restructuring under Section 350 of the Israeli Companies Law, and on January 1, 2014, the Court approved the Debt Restructuring. On February 20, 2014, following the satisfaction of all conditions required to be satisfied prior to the effectiveness of the Debt Restructuring (other than registration of liens in favor of the trustees of the new series of notes), the Debt Restructuring was consummated and came into effect. In accordance with the terms of the Debt Restructuring, our unsecured financial creditors were issued 508,027,457 ordinary shares, which represented 95% of our share upon effectiveness of the Debt Restructuring on a fully diluted basis (except for certain options issued to our employees and officers) and before the issuance of our ordinary shares to Bank Hapoalim (as detailed below). According to the terms of the Debt Restructuring, the outstanding balance under our unsecured financial debt was extinguished and converted into these ordinary shares and new notes issued by us to our unsecured financial creditors. The aggregate principal amount of the two series of new notes issued pursuant to the Debt Restructuring was equal to NIS 666 million ($ 190.3 million). The principal amount of the first series of new notes("Series H") was equal to NIS 448 million ($ 128.7 million), repayable in a single payment by May 31, 2018. The principal amount of the second series of new notes ("Series I") was equal to NIS 218 million ($ 62.3 million), repayable in a single payment by November 30, 2019. Both series of the new notes bear interest at the rate of 6% per annum and are linked to the Israeli consumer price index, while interest on Series H notes is payable in cash on a semi-annual basis, and interest on the Series I notes will be payable on the final maturity date. In addition, the new notes include mandatory prepayment provisions in the event we pay cash, distribute dividends or make any other distribution within four and half years following the date of issuance thereof, such that we will be obligated to prepay an amount equal to the amount distributed. In addition, the new notes are secured by first ranking and second ranking floating charges that were placed on all of our assets in favor of the Series H and Series I trustees, respectively, and first-ranking and second ranking fixed pledges that were placed on our various holdings and rights in our subsidiaries Elbit Ultrasound (Luxembourg) B.V./S.ar.l (through which we hold a controlling stake in PC) and Elscint Holdings and Investments N.V. (through which we hold our hotels in Belgium and Romania) as well as any amounts which we shall be entitled to receive therefrom (including under all and any shareholders loans advanced by us to those companies, if any). Furthermore, our Articles of Association were amended such that (i) a decision by us to engage in a field of business that is new to us and our subsidiaries and is material to us requires the unanimous approval of all of the members of the Board present and lawfully entitled to vote at the relevant meeting and (ii) in certain events, a person contemplating a purchase of our shares shall be required to offer to acquire ordinary shares representing at least 10% of our voting rights in connection with such purchase. The Series H Notes and the Series I Notes were listed on the TASE, and the New Shares were listed on NASDAQ and the TASE. For a discussion of the approval and consummation of the Debt Restructuring, please see the Forms 6-K we filed on September 18, 2013, January 2, 2014 and February 20, 2014.

•
On January 26, 2014 a holder of the our Series B notes ("the Plaintiff") filed an appeal to the Supreme Court, against the ruling of the Tel-Aviv District Court, dated 1 January, 2014 approving the amended plan of arrangement (the "Appeal"). In the Appeal the Plaintiff is seeking, inter alia, to cancel the section which granted release from potential liability and claims to our officers and directors, and also the section which determines the class action that was filed by the Plaintiff shall be stricken; Alternatively, the Plaintiff has requested to cancel the section on the said court ruling which determines the class action shall be stricken against Mr. Mordechai Zisser, who is not included in the release from potential liability and claims provided to our other officers, or that the whole Arrangement shall be canceled. A hearing of the appeal is scheduled to be held on June 11, 2015.

•
In connection with the Debt Restructuring, we issued 16,594,036 ordinary shares to Bank Hapoalim pursuant to the terms set forth in the Refinancing Agreement. Pursuant to the Refinancing Agreement, the outstanding loan amount (approximately $48 million) will be repayable by us on February 20, 2017, and bears interest of LIBOR +3.8% per year, payable quarterly, and an additional 1.3% per year, payable on the final maturity date. In addition, pursuant to the Refinancing Agreement, first-ranking fixed charges were placed on our holdings and other rights in certain of our subsidiaries holding our hotels in Romania and Belgium as collateral securing our debt to Bank Hapoalim under the Refinancing Agreement. Such charges were placed in addition to the existing securities that Bank Hapoalim held under the loan previously received from Bank Hapoalim, i.e., a first ranking pledge over an amount of 86 million shares of PC, representing approximately 13% of PC's outstanding shares. We are subject to certain prepayment obligations in the event of prepayment of the aforementioned new notes or a distribution. For further details regarding the Refinancing Agreement, please see the Form 6-K we filed on November 14, 2013.

•
in 2012, we granted Eastgate Property LLC (“Eastgate”) a warrant to purchase our ordinary shares, as subsequently amended (the “Warrant”). Pursuant to an understanding between us and Eastgate, in connection with the Debt Restructuring, Eastgate exercised the Warrant for 1,924,215 ordinary shares immediately following the consummation of the Debt Restructuring, at which time the Warrant was terminated. For further details regarding the Warrant, please see the Form 6-K we filed on February 20, 2014.

•
Our unsecured debt prior to the entering into effect of the Debt Restructuring included approximately $12.8 million (NIS 50 million) principal amount of bank debt held by Bank Leumi. As of the Closing of the Debt Restructuring, we had outstanding disputes with Bank Leumi with respect to the validity of certain pledges over accounts held by us at Bank Leumi and consequently, whether the debt we owed to Bank Leumi should be classified as unsecured or secured. As a result of this dispute and in connection with the Debt Restructuring, we issued to an escrow agent for the benefit of Bank Leumi approximately NIS 8.0 million (approximately $2.3 million) in principal amount of our Series H Notes, approximately NIS 3.9 million (approximately $1.1 million) in principal amount of our Series I Notes, and 9,090,122 ordinary shares. On July 23, 2014, following the Court’s approval and the closing of the Debt Restructuring, we announced the consummation of a settlement of the dispute (the “Settlement”), under which Bank Leumi received ownership of all marketable securities held in our accounts at Bank Leumi having a fair value of approximately NIS 8.7 million ($ 2.2 million) (based on their then-market price). In addition, our net debt (after offset of the aforementioned marketable securities) to Bank Leumi in the amount of approximately NIS 38 million ($ 9.8 million) was cancelled in exchange for 7,404,119 ordinary shares, NIS 6,507,666 aggregate principal amount of our Series H notes and NIS 3,166,678 aggregate principal amount of Series I notes of us. The balance of 1,686,003 ordinary shares, NIS 1,481,870 aggregate principal amount of Series H notes and NIS 721,089 aggregate principal amount of Series I notes of us retained in escrow under the Debt Restructuring was annulled and delisted from trade in the Tel Aviv Stock Exchange. The Settlement constituted the full settlement of our obligations to Bank Leumi under the Debt Restructuring as well as under the loan agreement entered between the parties on May 5, 2011, and Bank Leumi released all liens registered for its benefit on our assets. The Settlement also included a mutual waiver of claims.

•
On January 13, 2014 PC announced that its subsidiary (in which it holds approximately 70% of its voting power) had reached an agreement to sell its 50% equity stake in the Uj Udvar project in Budapest, Hungary. As a result of the transaction, PC received cash proceeds of € 2.4 million ($ 2.9 million, NIS 11.2 million).

2013

•
In February 2013 we announced that we would temporarily cease making all principal payments due under our Series A and Series B notes and all interest payments due under all of our publicly-traded notes; for a discussion of these announcements please see the Form 6-Ks we filed on February 5, 2013, and February 19, 2013, respectively. In March 2013 we entered into a letter of undertaking (the “Letter of Undertaking”) with the trustees of our Series 1, C, D, E, F and G note holders regarding our activities during an interim period, under which, inter alia, it was agreed that we and the entities controlled by us (excluding PC) would not make any payments to our respective creditors, other than under certain circumstances, we will not dispose and/or undertake to dispose any of our material assets and/or our Controlled Entities, and we will not provide any guarantee and/or security of any kind, to secure our or any third party’s debt. Furthermore we will not make any payments and/or engage in any transactions with the former Controlling Shareholder and/or entities under the control of the former Controlling Shareholder and/or Mr. Mordechai Zisser’s relatives either directly or indirectly. As indicated above under “-2014”, we have consummated our Debt Restructuring including with respect to the Letter of Undertaking. For a discussion of the Letter of Undertaking, please see the Form 6-K we filed on March 21, 2013. For a discussion of the terms of the Debt Restructuring, please see "-2014" above.

•
In August and November 2012, acting through our wholly owned subsidiary Elbit Imaging Financing Services, Limited Partnership (“Elbit Financing”), we entered into two note structured transactions with two leading global financial institutions (the “Counterparties”). On February 20, 2013, the Counterparties notified us of the early termination of the transactions as a result of the decline in the market price of our outstanding notes and consequent failure to meet the loan-to-value covenants under the agreements governing the transactions.

•
In March 2013, we received a letter from Bank Leumi demanding repayment within ten days of the outstanding balance of approximately $14.1 million due primarily under certain loans made by Bank Leumi to us pursuant to a refinancing agreement dated May 5, 2011. Bank Leumi stated that it was taking this action in light of our then-financial condition and our having informed Bank Leumi that we would not pay the principal and the interest due on March 29, 2013. Bank Leumi also informed us that it had placed a freeze on the Leumi Accounts (certain accounts maintained by us with Bank Leumi in which we held cash and trading securities in the amount of approximately NIS 8 million) until the outstanding amounts due are repaid. Bank Leumi also notified us that should such repayment not be made within ten days Bank Leumi was reserving its rights to take all actions necessary in order to protect its rights under the loan agreements including offsetting any amounts in the Leumi accounts against the loans. Bank Leumi also claimed that it has certain pledges registered in its favor and therefore it is a secured creditor and should not be included in the Debt Restructuring. For a discussion of the settlement agreement with Bank Leumi, please see "-2014" above.

•
On May 29, 2013 PC successfully completed the sale of its 50% interest in an entity which mainly holds interests in an office complex project located in Pune, Maharashtra. The transaction valued the entity at €33.4 million and, as a result, PC received gross cash proceeds of approximately €16.7 million.

•
On June 6, 2013, we received a letter from Bank Hapoalim, demanding repayment within seven days of the outstanding balance of the loan owed to Bank Hapoalim under the March 31, 2011 Facility Agreement, without prejudicing its right under any other loan facility to which we are a party as a guarantor or otherwise. Bank Hapoalim stated that it was taking this action in light of our alleged breaches under the loan, including, inter alia, non-payment to Bank Hapoalim on March 31, 2013 of approximately $14.5 million, failure to satisfy certain financial covenants under the loan and adverse change in our financial position. On November 4, 2013, we announced that we and Bank Hapoalim reached general terms of agreement between the parties, and on November 12, 2013, we had announced certain amendments to the said general terms of agreement. On November 26, 2013, our unsecured financial creditors voted on the general terms of agreement to be entered into with Bank Hapoalim. At the Meeting, unsecured financial creditors holding approximately 70.6% of the aggregate voting power that had participated in the meeting voted in favor of the refinancing. On December 29, 2013 we entered into a new facility agreement with Bank Hapoalim based on the aforementioned general terms of agreement, and on February 20, 2014, the transactions under the agreement were consummated. For further discussion of the terms and the closing of the Refinancing Agreement, please see "-2014" above.

•
In July 2013 PC completed the sale of 100% of its interest in an entity which holds the interest in a plot of land in Prague. The transaction values the entity at approximately €1.9 million (NIS 9 million). The net cash consideration after deducting a liability to a third party amounted to €1.3 million.

A subsidiary of PC was party to a loan with a commercial bank, secured by PC’s notes that PC had repurchased, that was due to be repaid in September 2013. Due to a rating downgrade that resulted in a loan covenant breach, PC entered into negotiations with the bank and the two parties agreed upon an early repayment of the loan that was consummated during the first half of 2013. The loan balance, including accrued interest, was approximately NIS 77.5 million. To finance the early repayment of the loan, PC sold NIS 66 million of the notes it had repurchased that served as the loan’s collateral.

•
On October 31, 2013 the consortium of shareholders of Dream Island, in which PC holds a 43.5% stake, completed the sale of the Dream Island project land to the Hungarian State for approximately €15 million. The proceeds of the transaction were used by the consortium to repay a proportion of a secured bank loan.

•
On November 18, 2013, PC announced that it had filed for reorganization proceedings (preliminary suspension of payments) with the Dutch Court and submitted a restructuring plan to the Dutch Court. Further to that announcement, PC announced that the Dutch Court had granted its application for preliminary suspension of payment proceedings. PC noted further that in order to resolve its liquidity situation it had filed with the Dutch Court a restructuring plan proposed to its creditors. For a discussion of PC’s reorganization proceedings, please see the Forms 6-K we filed on November 14, 2013, November 20, 2013 and November 25, 2013. For a discussion regarding the amendment to the restructuring plan and the consummation of the Amended PC Plan, see “- 2014” above.

Critical judgment in applying accounting policies and use of estimates

General

In the application of our accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. In addition, in the process of applying our accounting policies, management makes various judgments, apart from those involving estimations, that can significantly affect the amounts recognized in the financial statements.

The followings are the critical judgments and key sources of estimation that management has made while applying our accounting policies and that have the most significant effect on the amounts recognized in our consolidated financial statements.

Use of estimates

Write-down of trading properties

The recognition of a write-down of our trading properties is subject to a considerable degree of judgment and estimates, the results of which, when applied under different principles, conditions and assumptions, are likely to result in materially different results and could have a material adverse effect on our consolidated financial statements.

This valuation becomes increasingly difficult as it relates to estimates and assumptions for projects in the preliminary stage of development in addition to current economic uncertainty and the lack of transactions in the real estate market in the CEE and India for same or similar properties.

We are responsible for determining the net realizable value of our trading properties. In determining net realizable value of the vast majority of trading properties, we utilize the services of an independent third party recognized as a specialist in valuation of properties. Independent valuation reports for our trading properties as of December 31, 2014 and 2013 were prepared by Cushman & Wakefield.

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

The vast majority of our undeveloped real estate assets are lands which are designated for development of commercial centers and residential units.

The net realizable value for an undeveloped project is determined based on our business plans for the specific project as of the balance sheet date. Some of our lands are designated for future development in the foreseeable future. Other undeveloped lands are in early planning stage or are planned to be sold at their current status.

A considerable degree of judgment is required in order to determine whether a specific real estate project can be developed in the foreseeable future or not. The most significant factors in such decision are: market condition in the surrounding area of the project; availability of bank financing for the development; competition in the area; zoning and building permits to the project; our liquidity and ability to invest equity into the project; our ability to enforce the joint development agreement against our partners in a joint venture project (mainly, our residential project in India); the scale of the project and our ability to execute it and others. As explained below, the status of the project, as determined by us in each reporting period, also determines the net realizable value which will be used in the preparation of the financial statements. Therefore, a change in each of the factors mentioned below may lead to a change in the status of a project (from project designated for future development to project in hold) and may cause an additional write-down which was not recognized in our financial statement for the year ended December 31, 2014.

As for accounting policies in respect of the measurement of net realizable value for undeveloped trading property – see note 2L to our consolidated financial statements included elsewhere in this report.

2.1              Critical assumptions under the residual method

Our trading properties which are designated by us for development in the foreseeable future are usually measured using the residual method. Estimations of fair value under the residual method involve in general, critical estimations and takes into account special assumptions in the valuations, many of which are difficult to predict, in respect of the future operational cash flows expected to be generated from the real estate asset, yield rate which will be applied for each real estate asset, estimate of developer's profit and time line to commencement of the construction of the project. Actual results could be significantly different than the estimates and could have a material effect on our financial results.

Determination of the operational cash flow expected to be generated from the real estate asset is based on reasonable and supportable assumptions, as well as on historical results adjusted to reflect our best estimate of future market and economic conditions that we believes will exist during the remaining useful life of the assets. Such determination is subject to significant uncertainties. In preparing these projections, we takes assumptions, the major of which relate to market share of the real estate asset, benchmark operating figures such as occupancy rates, rental and management fees rates (in respect of commercial centers), selling price of apartments (in respect of residential units), the expected schedule to complete the real estate assets under construction, costs to complete the establishment of the real estate asset, expected operational expenses and others. In addition the process of construction is long, and subject to approvals and authorization from local authorities. It may occur that building permits will expire, and will cause us additional preparations and costs and can cause construction to be delayed or abandoned.

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

2.2	Critical assumptions under the comparable method

Our trading property which is not designated by us for development in the foreseeable future is usually measured using the comparable method or the residual method (for details regarding the residual method see 2.1 above). Valuation by comparison is essentially objective, in that it is based on an analysis of the price achieved for sites with broadly similar development characteristics. Valuation by comparison is generally used if evidence of actual sales can be found and analyzed on a common unit basis, such as site area, developable area or habitable room.

Where comparable development cannot be identified in the immediate area of the subject site or when sales information is not clearly available through common channels of information (internet, newspapers, trade journals, periodic, market research), it is necessary to look further out for suitable comparable and to make necessary adjustments to the price in order to account for dissimilarities between the comparable development and the subject site. Such adjustments include, but not limited to:

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

•
Adjustment in respect of asking price and condition of payment. The special motivations of the parties to the transaction in many situations can affect the prices paid and even render some transactions as non-market. Examples of special conditions of sale include: a higher price paid by a buyer because the parcel has synergistic, or marriage, value; a lower price paid because a seller was in a hurry to conclude the sale; a financial, business or family relationship between the parties involved in the transaction; unusual tax considerations; lack of exposure of the property in the (open) market; or the prospect of lengthy litigation proceedings.

•
Adjustment in respect of size, shape and surface area. Where the physical characteristics of a comparable property vary from those of the subject property, each of the differences is considered, and the adjustment is made for the impact of each of these differences on value.

•
Adjustment in respect of location. The locations of the comparable sale properties and the subject property are compared to ascertain whether location and the immediate environs are influencing the prices paid. The better location a property is located in, the more it is worth per square meter; and, conversely, the worse location a property is in, the less it is worth per square meter. An adjustment is made to reflect such differences based on the valuator's professional experience. Extreme location differences may indicate that a transaction is not truly comparable and are disqualified.

Litigation and other contingent liabilities

We are involved in litigation, tax assessments and other contingent liabilities in substantial amounts, including class actions. See note 17B to our annual consolidated financial statements included elsewhere in this report. We recognize a provision for such litigation when it is probable that we will be required to settle the obligation and the amount of the obligation can be reliably estimated. We evaluate the probability and outcome of these litigations based on, among other factors, legal opinion and consultation and past experience. The outcome of such contingent liabilities may differ materially from management's estimation. We periodically evaluate these estimations and makes appropriate adjustments to the provisions recorded in the consolidated financial statements. In addition, as facts concerning contingencies become known, we reassess its position and make appropriate adjustments to the consolidated financial statements. In rare circumstances, mainly with respect to class actions, when the case is unique, complicated and involves prolong and uncommon proceedings, we cannot reliably estimate the outcome of said case.

Accounting for income taxes

The calculation of our tax liabilities involves uncertainties in the application and/or interpretation of complex tax laws, tax regulations and tax treaties in respect of various jurisdictions in which we operate and which vary from time to time. In addition, tax authorities may interpret certain tax issues in a different manner other than that which we adopted. Should such contrary interpretive principles be adopted upon adjudication of such cases, our tax burden may be significantly increased. In calculating deferred taxes, we are required to evaluate (i) the probability of the realization of our deferred income tax assets against future taxable income and (ii) the anticipated tax rates in which our deferred taxes would be utilized.

Potential penalties, guarantees issued and expired building permits

Penalties and guaranties are part of the on-going construction activities and result from obligations we have towards third parties, such as banks and municipalities. Our management is required to provide estimations regarding risks evolving from such potential guarantees or penalties that we may have to settle. In addition, our operations in the construction area are subject to valid authorizations and building permits from local authorities. Under certain circumstances we are required to determine whether the building permits we obtain have not yet expired. It may occur that building permits have expired, which might impose additional costs and expenses, or delays and even abandon a project under construction.

Fair value of hotels

As of December 31, 2014, our fair value operational hotels is determined based upon the discounted cash flows ("DCF") approach. The assumptions underlying the model, as well as the ability to support them by means of objective and reasonable market benchmarks, so they can be viewed as assumptions that market participants may have used, are significant in determining the fair value of the hotels. The predominant assumptions that may cause substantial changes in the fair value are: the capitalization rate; exit yield rate; the expected net operating income of the hotel (which is mainly affected by the expected average room rate and the occupancy rate, as well as the level of operational expenses of the hotels); the level of refurbishments reserve; and the capital expenditures that need to be invested in the hotel. The fair value of our hotels is appraised by independent appraisers with knowledge in the local hotels business.

Critical judgment in applying accounting policies

Classification of trading property as current/non-current asset

We classify our assets and liabilities as current or non-current based on the operating cycle of each of our operations (generally 12 months). Careful consideration is required with respect to assets and liabilities associated with our operations of commercial centers and trading property, where by their nature the operating cycle is more than 12 months. These assets and liabilities are classified as current only if their operating cycle is clearly identifiable. In accordance with guidance set out in IAS 1, if we cannot clearly identify the actual operating cycle of a specific operation, then the assets and liabilities of that operation are classified as non-current. Our determination of our inability to clearly identify the actual operating cycle is a matter of judgment. A different conclusion can materially affect the classification of current assets and current liabilities. See also note 2 E to our financial statements included elsewhere in this report.

Classification of operating commercial centers as trading property rather than investment property

We classified operating commercial centers as trading property rather than investment property even though we are currently earning rental income from these properties. Our business model is to sale the shopping centers in the ordinary course of our business. An operational commercial center becomes attractive to potential buyers when its occupancy reaches at least 95%. Based on our historical experience, this threshold ensures that it will gain the best price for these projects.

The lingering real estate and financing crisis in CEE over the last five years has forced us to revise our approach in order to accomplish our business model (i.e., to sell our operational commercial centers) by expanding the time period in which operational commercial centers are sold. Specifically, said objective change in economic environment dictated us to apply the criterion of "ready for intended use" by lengthening the period required to reach the defined occupancy threshold, before the operational commercial center is indeed ready for its intended use (that is, prepared for sale). Accordingly, any rentals obtained during that interim period are incidental to the sale of our commercial centers and constitute part of the activities required to bring them to their intended use.

Consequently, in the interim period from completion of construction until the commercial center is sold, we have been maintaining and operating our completed shopping centers, and during that interim period the commercial centers are classified as trading property.

 De facto Control

As for December 31, 2014, we hold approximately 44.9% of PC share capital; DK holds approximately 26.3% of PC share capital and the rest is widely spread among the public. We are of the opinion that based on the absolute size of its holdings, the relative size of the other shareholdings and due to the fact that PC's directors are appointed by normal majority of PC's General Meeting, we have a sufficiently dominant voting interest to meet the power criterion, therefore we have de facto control over PC.

New accounting standards and interpretation issued that are not yet effective

For information on recently issued accounting standards under IFRS, see note 2Y to our annual consolidated financial statements included elsewhere in this report.

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

Our strategy in respect of PC's commercial centers is to dispose of commercial centers upon completion, subject to certain exceptions. In response to the lingering real estate and financing crisis in CEE, and following discussion with the SEC, our management determined that PC no longer retains sufficient consistent historical experience of trading property realizations in order to clearly identify the actual operating cycle of selling its trading property. Under such circumstances, we decided to utilize for accounting reporting purposes an assumed operating cycle of 12 months. Revenues from these commercial centers are mainly derived from their disposal to third parties, while until a disposal occurs we collect rental income from our completed commercial centers. Therefore, rental income from commercial centers (from the first day of their operations till the sale thereof) may not be sustainable in the future upon PC selling the commercial centers as part of its business cycle.

Our revenues from the sale of commercial centers and other real estate properties are subject to the execution and consummation of sale agreements with potential purchasers. In periods when we consummate a sale of a real estate asset we record revenues in substantial amounts and as a result we may experience significant fluctuations in our annual and quarterly results. We believe that period-to-period comparisons of our historical results of operations may not necessarily be meaningful or indicative and that investors should not rely on them as a basis for future performance.

Our policy in respect of the hotels segment is to designate the hotels to be managed and operated by our management company. Consequently, our hotel assets are presented as part of our property, plant and equipment in the financial statements.

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

Statements of income

The following table presents our statements of income for each of the three years ended December 31, 2014, 2013 and 2012:

	Year ended December 31
	2 0 1 4	2 0 1 3	2 0 1 2	2 0 1 4
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$'000
	(Except for per-share data)

Revenues and gains

Revenues
Revenues from sale of commercial centers	201,571	8,614	67,594	51,831
Revenues from Hotels operations and management	197,007	202,791	206,746	50,658
Total revenues	398,578	211,405	274,340	102,489

Gains and other
Rental income from Commercial centers	113,661	129,748	147,185	29,226
Gain from sale of investees	11,301	-	-	2,906
Gain from sale of real estate assets	-	-	53,875	-
Total gains	124,962	129,748	201,060	32,132

Total revenues and gains	523,540	341,153	475,400	134,621

Expenses and losses
Commercial centers	291,864	124,737	213,367	75,049
Hotels operations and management	173,918	179,137	186,760	44,721
General and administrative expenses	39,785	60,643	48,771	10,230
Share in losses of associates, net	17,298	339,030	102,127	4,450
Financial expenses	237,601	334,101	184,273	61,096
Financial income	(6,317)	(3,930)	(28,303)	(1,624)
Change in fair value of financial instruments measured at fair value through profit and loss	71,432	68,407	50,229	18,368
Financial gain from debt restructuring	(1,616,628)	-	-	(415,692)
Write-down, charges and other expenses, net	531,042	840,034	302,093	136,550
	(260,005)	1,942,159	1,059,317	(66,852)

Profit (loss) before income taxes	783,545	(1,601,006)	(583,917)	201,473

Tax benefit	(2,287)	(30,937)	(9,212)	(588)

Profit (loss) from continuing operations	785,832	(1,570,069)	(574,705)	202,061

Profit (loss) from discontinued operations, net	(1,475)	5,059	90,721	(379)

Profit (loss) for the year	784,357	(1,565,010)	(483,984)	201,682

	Year ended December 31
	2 0 1 4	2 0 1 3	2 0 1 2	2 0 1 4
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$'000
	(Except for per-share data)

Attributable to:
Equity holders of the Company	1,008,999	(1,155,645)	(315,746)	259,447
Non-controlling interest	(224,642)	(409,365)	(168,238)	(57,765)
	784,357	(1,565,010)	(483,984)	201,682
Profit (loss) from continuing operations
Equity holders of the Company	1,010,619	(1,160,429)	(410,021)	259,861
Non-controlling interest	(224,787)	(409,640)	(164,684)	(57,801)
	785,832	(1,570,069)	(574,705)	202,060
Profit (loss) from discontinued operation, net
Equity holders of the Company	(1,620)	4,785	94,275	(415)
Non-controlling interest	145	274	(3,554)	37
	(1,475)	5,059	90,721	(378)
Earnings (loss) per share - (in NIS)
Basic earnings (loss) per share:

From continuing operation	42.55	(932.15)	(329.51)	10.94
From discontinued operations	(0.06)	3.84	75.75	(0.02)
	42.49	(928.31)	(253.76)	10.92
Diluted earnings (loss) per share:
From continuing operation	42.55	(932.15)	(329.51)	10.94
From discontinued operations	(0.06)	3.84	75.75	(0.02)
	42.49	(928.31)	(253.76)	10.92

2014 compared to 2013

Income - Revenues and Gains

Total income (revenues and gains) in 2014 amounted to NIS 524 million ($135 million), compared to NIS 341 million in 2013.

Total revenues in 2014 amounted to NIS 399 million ($103 million), compared to NIS 211 million in 2013. The increase is mainly attributable to:

(i)
Revenues from the sale of commercial centers, which increased to NIS 201 million ($52 million), in 2014 compared to NIS 9 million in 2013. In 2014, PC consummated the sale of the Kragujevac Plaza commercial center in Serbia and a few plots in Romania. In 2013 the revenues were attributable to sale of a plot by PC in the Czech Republic.

(ii)
Revenues from hotel operations and management decreased to NIS 197 million ($51 million) in 2014 compared to NIS 203 million in 2013. The decrease was mainly attributable to a decrease in revenues from our hotel in Romania. The average occupancy rate increase from 74% in 2013 to 76% in 2014 and the average room rate decreased from € 94 in 2013 to € 92 in 2014.

(iii)	Total gains and other in 2014 amounted to NIS 125 million ($32 million), compared to NIS 130 million in 2013. Set forth below is an analysis of our gains and other:

(iv)
Rental income from commercial centers decreased to NIS 114 million ($29 million) in 2014 compared to NIS 130 million in 2013, mainly as a result of selling the Kragujevac Plaza commercial center and the decrease in revenues from the entertainment parks within the commercial centers which were closed during 2013 and 2014. The average occupancy rates in our commercial centers were 84%-99% in 2014, compared to 86%-100% in 2013.

(v)	Gain from a sale of investees increased to NIS 11 million ($3 million) in 2014, compared to nil in 2013, attributable to the closing of Gamida's investment round with Novartis, as described above.

Expenses and losses

Our expenses and losses (net of financial gain from debt restructuring) in 2014 amounted to income of NIS 260 million ($67 million), compared to expenses of NIS 1,942 million in 2013. Set forth below is an analysis of our expenses and losses:

(i)
Expenses of commercial centers increased to NIS 292 million ($75 million) in 2014, compared to NIS 125 million in 2013. The increase is mainly attributable to the sale of Kragujevac Plaza commercial center and plots in Romania in the aggregate amount of NIS 206 million ($53 million), offset by a decrease in PC's general and administrative expenses as a result of efficiency measures taken by PC during 2014.

(ii)
Cost of hotel operations and management decreased to NIS 174 million ($45 million) in 2014, compared to NIS 179 million in 2013. The decrease was mainly attributable to a decrease in revenue from hotel operations.

(iii)
General and administrative expenses decreased to NIS 40 million ($10 million) in 2014, compared to NIS 61 million in 2013. The decrease was mainly attributable to our arrangement costs incurred mainly during 2013, as well as efficiency measures taken to reduce the general and administrative costs in our headquarters during 2014.

(iv)
Share in losses of associates, net decreased to NIS 17 million ($4 million) in 2014, compared to NIS 339 million in 2013. The share in losses in 2014 is mainly attributable to the operation of our medical activity and to operations of PC's commercial center in Riga, Latvia. The losses in 2013 in attributable mainly to write-down of trading properties by our joint-venture entities in India, in addition to the operational losses attributable to the operation of our medical activity offset by the income from PC's commercial centers in Riga.

(v)	Financial expenses decreased to NIS 238 million ($61 million) in 2014, compared to NIS 334 million in 2013. Such amount includes:

Interest and CPI-linked borrowings in the amount of NIS 202 million ($52 million) in 2014, compared to NIS 338 million in 2013. The decrease in interest and CPI-linked borrowings in the amount of approximately NIS 136 million was mainly attributable to (i) decrease in the level of our corporate debts following the consummation of our debt restructuring from NIS 2.4 billion in 2013 to NIS 664 million ($ 171 million) in 2014 ; and (ii) a decrease in the Israeli consumer price index to which we and several of PC’s notes are linked (-0.1% in 2014, compared to 1.92% in 2013), offset by financial expenses capitalized to qualified assets in the amount of nil in 2014, compared to NIS 31 million in 2013. We temporarily suspended capitalization of borrowing costs starting July 1, 2013.

The decrease in financial expenses was offset by a loss from foreign currency translation differences and other in the amount of NIS 36 million ($9 million) in 2014, compared to a gain in the amount of NIS 4 million in 2013. The exchange rate differences gains (losses) are mainly attributable to non-cash expenses attributed to the effect of the change in the exchange rate between the € and NIS on PC's' notes, which are recorded in NIS and are measured in Euro, and to our bank loan which is recorded in $ and measured in NIS.

(vi)	Financial income increased to NIS 6 million ($2 million) in 2014, compared to NIS 4 million in 2013.

(vii)
Losses from changes in fair value of financial instruments amounted to NIS 71 million ($18 million) in 2014 compared to NIS 68 in 2013. The change in fair value of financial instruments was mainly attributable to the following:

(i)	Loss from changes in fair value of financial instruments (measured at fair value through profit and loss (mainly PC's notes)) amounted to NIS 60 million ($15 million) in 2014 and in 2013; and

(ii)	Loss from change in fair value of derivatives, embedded derivative and marketable securities amounted to NIS 11 million ($3 million) in 2014, compared to NIS 4 million in 2013.

(viii)
Financial gain from debt restructuring in 2014 amounted to approximately NIS 1,616 million ($416 million). The gain from our restructuring amounted to NIS 1,610 million ($414 million), while PC's net gain from its restructuring amounted to NIS 6 million ($2 million). Such gain reflects the difference between our carrying amount and PC's unsecured financial debts as of the closing of their respective restructuring plans and the fair value of the shares and notes issued by us and PC based on their respective quoted closing prices on the first day thereafter.

(ix)
Write-down, charges and other expenses, net, decreased to NIS 531 million ($137 million) in 2014, compared to NIS 840 million in 2013. The write down in 2014 was mainly attributable to the write-down in PC's trading property in Eastern Europe and India in the amount of NIS 527 million ($136 million).

As a result of the foregoing factors, we recognized profit before income tax in the total amount of NIS 784 million ($202 million) in 2014, compared to loss of NIS 1,601 million in 2013.

Tax benefits amounted to NIS 2 million ($0.5 million) in 2014 compared to NIS 31 million in 2013. The decrease in tax expenses was attributable mainly to timing differences related to PC's notes.

The above resulted in profit from continuing operations in the amount of NIS 786 million ($202 million) in 2014, compared to loss in the amount of NIS 1,570 million in 2013.

Loss from discontinued operations, net, amounted to NIS 1 million ($0.3 million) in 2014, compared to profit in the amount of NIS 5 million in 2013. The discontinued operations is attributable to our former Mango operation.

The above resulted in profit of NIS 784 million ($202 million) in 2014, of which a profit of NIS 1,009 million ($259 million) was attributable to our equity holders and loss in the amount of NIS 225 million ($58 million) was attributable to the non-controlling interest. The loss in 2013 included NIS 1,156 million attributable to our equity holders and NIS 410 million attributable to the non-controlling interest.

Our shareholders' equity as of December 31, 2014 amounted to NIS 713 million ($183 million) out of which an amount of NIS 232 million ($60 million) is attributable to our equity holders.

The following table provides supplemental information of our results of operations per segment, for the year ended December 31, 2014 (in NIS million):

Segment	Hotels	Commercial Centers	Medical Industries	Residential	Other and Allocations	Total
Revenues	197	201	81	-	(81)	398
Rental income from commercial centers	-	141	-	-	(27)	114
Gain from loss of control over a subsidiary	-	-	-	-	11	11
Total revenues and gains	197	342	81	-	(97)	523
Costs and expenses	174	298	124	(6)	(112)	478
Research and development expenses	-	-	58	-	(58)	-
Other expenses (income), net	(13)	447	-	58	26	518
Segment profit (loss)	36	(403)	(101)	(52)	47	(473)
Financial expenses (income), net	30	43	(2)	-	(1)	(70)
Share in losses of associates, net	-	-	(6)	-	(11)	(17)
Unallocated general and administrative expenses						(40)
Unallocated financial expenses						(167)
Financial income						6
Financial gain from debt restructuring						1,616
Changes in fair value of financial instruments measured at FVTPL						(71)
Profit before income taxes						784
Income taxes						2
Profit from continuing operations						786
Loss from discontinued operation						(1)
Loss for the year						785

2013 compared to 2012

Income - Revenues and Gains

Total income (revenues and gains) in 2013 amounted to NIS 341 million, compared to NIS 475 million in 2012.

Total revenues in 2013 amounted to NIS 211 million, compared to NIS 274 million in 2012.

The decrease is mainly attributable to:

(i)
Revenues from sale of commercial centers decreased to NIS 8 million in 2013 compared to NIS 68 million in 2012. In 2013 the revenues were attributable to sale of a plot by PC in the Czech Republic. In 2012, the revenues were attributable to the sale of plot by PC in Bulgaria.

(ii)
Revenues from hotel operations and management decreased to NIS 203 million in 2013 compared to NIS 207 million in 2012. The decrease was mainly attributable to a decrease in revenues from our hotel in Romania offset by an increase in the revenues from our hotels in Belgium. The average occupancy rate decreased from 75% in 2012 to 73% in 2013 and the average room rate increased from €91 in 2012 to €95 in 2013.

Total gains and other in 2013 amounted to NIS 130 million compared to NIS 201 million in 2012. An analysis of our gains and other is set forth below:

(i)
Rental income from commercial centers decreased to NIS 130 million in 2013 compared to NIS 147 million in 2012. The decrease was mainly attributable to the closing of a certain location of PC's Fantasy Park operations during 2013, which resulted in a decrease of NIS 18 million in income. PC's commercial centers operations contributed income of NIS 113 million in each of the years 2013 and 2012 attributable to the operations of six operating commercial centers through the years. The average occupancy rate in 2013 was 86% - 100% compared to 80%-98% in 2012.

(ii)	Gain from a sale of real estate assets in 2013 amounted to nil as compared to gain of NIS 54 million attributable to the sale of four Dutch hotels in March 2012.

Expenses and losses

Our expenses and losses in 2013 amounted to NIS 1,942 million compared to NIS 1,059 million in 2012. An analysis of our expenses and losses is set forth below:

(i)
Expenses of commercial centers decreased to NIS 125 million in 2013 compared to NIS 213 million in 2012. The expenses in 2012 included an amount of NIS 68 million attributable to the cost of plot which was sold in Bulgaria during 2012 compared to cost of NIS 10 million in 2013.

The cost attributable to the income from the operation of commercial centers and the Fantasy Park operations was NIS 115 million in 2013 compared to NIS 145 million in 2012. The decrease in these operational costs is attributable to the decrease in income derived from the operations of Fantasy Park as discussed above and the decrease in PC's general and administrative expenses mainly due to a decrease in stock-based compensation expenses and other operational costs.

(ii)	Cost of hotel operations and management decreased to NIS 179 million in 2013 compared to NIS 187 million in 2012, mainly attributable to the decrease in activity as discussed above.

(iii)
General and administrative expenses increased to NIS 61 million in 2013 compared to NIS 49 million in 2012. General and administrative expenses less non-cash expenses amounted to NIS 51 million in 2013 compared to NIS 35 million in 2012. Such increase in 2013 resulted mainly from cost and expenses relating to the process of consummating the Debt Restructuring.

(iv)
Share in losses of associates, net increased to NIS 339 million in 2013 compared to NIS 102 million in 2012. Such losses in 2013 resulted mainly from write down of trading properties by our joint-venture entities in India as well as losses attributable to the operation of our medical activity. The losses in 2012 were mainly from write down of trading property by joint ventures entities of PC operating in Eastern Europe.

(v)	Financial expenses increased to NIS 334 million in 2013 compared to NIS 184 million in 2012. Such amount includes:

(a)
Interest and CPI-linked borrowings in the amount of NIS 361 million in 2013 compared to NIS 376 million in 2012; The decrease in interest and CPI-linked borrowings in the amount of approximately NIS 15 million was mainly attributable to a repayment of outstanding principal of PC's notes during 2013.

(b)	Loss from foreign currency translation differences in the amount of NIS 4 million in 2013 compared to NIS 33 million in 2012;

The decrease in exchange rate differences and other loss in the total amount of approximately NIS 29 million was mainly attributable to non-cash expenses attributed to the effect of the change in the exchange rate between the U.S. dollars and NIS on our U.S. dollar denominated loans which are recorded in NIS and are measured in U.S. dollars.

These were offset by:

(c)	Gain from repurchase of notes in the amount of NIS 0 million in 2013 compared to gain of NIS 113 million in 2012; and

(d)	Financial expenses capitalized to qualified assets in the amount of NIS 31 million in 2013 compared to NIS 112 million in 2012.

(vii)
Financial income decreased to NIS 4 million in 2013 compared to NIS 28 million in 2012. Such decrease was attributable mainly to a decrease in the scope of our deposit and receivable during the year as well as a decrease in the interest rate.

(viii)	Losses from changes in fair value of financial instruments amounted to NIS 68 in 2013 compared to a gain of NIS 50 million in 2012. This decrease was mainly attributable to the following:

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

(ix)	Write-down, charges and other expenses, net, increased to NIS 841 million in 2013 compared to NIS 302 million in 2012. The write-down in 2013 was attributable to:

i.	Write-down and impairment of PC's trading property, advances on account of trading properties and investment property in the amount of NIS 615 million;

ii.	Write-down of our trading property and advances on account of trading property in India in the total amount of NIS 132 million;

iii.	Impairment of goodwill related to our hotels business and to our hotels under development in the total amount of NIS 56 million; and

iv.	Initiation and other expenses, net in the total amount of NIS 38 million.

As a result of the foregoing factors, we recognized loss before income tax in the total amount of NIS 1,601 million in 2013 compared to NIS 584 million in 2012.

Tax benefits amounted to NIS 31 million in 2013 compared to NIS 9 million in 2012. The increase in tax income was attributable mainly to timing differences related to PC's notes measured at fair value through profit and loss.

The aforementioned resulted in loss from continuing operations in the amount of NIS 1,570 million in 2013 compared to NIS 575 million in 2012.

Profit from discontinued operations, net, amounted to NIS 5 million in 2013 compared to NIS 91 million in 2012. Such profit in 2013 includes our Mango operation in the total amount of NIS 5 million, while such profit in 2012 includes (a) gain from loss of control over our subsidiary InSightec in our medical segment in December 2012 in the amount of NIS 216, offset by (b) loss from InSightec's operations during 2012 in the amount of NIS 64 million and (c) loss from selling our U.S. investment properties in the amount of NIS 58 million and (d) loss from our Mango operation in the total amount of NIS 3 million.

The aforementioned resulted in a loss of NIS 1,565 million in 2013, of which a loss of NIS 1,155 million was attributable to our equity holders and NIS 409 million was attributable to the non-controlling interest. The loss in 2012 included loss of NIS 316 million attributable to our equity holders and NIS 168 million attributable to the non-controlling interest.

The deficit in our shareholders' equity as of December 31, 2013 amounted to NIS 409 million ($118 million) out of which a deficit of NIS 1,033 million ($298 million) is attributable to our equity holders. The following table provides supplemental information of our results of operations per segment, for the year ended December 31, 2013 (in NIS million):

Segment	Hotels	Commercial Centers	Medical Industries	Residential	Other and Allocations	Total
Revenues	203	-	75	-	(75)	211
Rental income from commercial centers	-	154	-	-	(24)	130
Gain from sale of real estate assets	-	-	-	-	-	-
Gain from loss of control over a subsidiary	-	-	-	-	-	-
Total revenues and gains	203	162	75	-	(99)	341
Costs and expenses	179	132	73	300	(372)	312
Research and development expenses	-	-	42	-	(42)	-
Other expenses (income), net	56	613	-	132	31	832
Segment profit (loss)	(32)	(582)	(40)	(432)	282	(803)
Financial expenses (income), net	(27)	(51)	(1)	-	(1)	(80)
Share in losses of associates, net	-	-	1	-	(340)	(339)
Unallocated general and administrative expenses						(61)
Unallocated financial expenses						(254)
Financial income						4
Changes in fair value of financial instruments measured at FVTPL						(68)
Loss before income taxes						(1,601)
Income taxes						31
Profit from continuing operations						(1,570)
Profit from discontinued operation						5
Loss for the year						(1,565)

B.	Liquidity and Capital Resources

General

As discussed above in "Item 4. History and Development of the Company – Recent Events", on February 20, 2014, the consummation of our Debt Restructuring took place resulting, inter alia, in the following:

•	509,713,459 (before adjustment pursuant to the Reverse Split) ordinary shares were issued to our unsecured financial creditors;

•	We issued NIS 448 million aggregate principal amount of Series H notes and NIS 218 million aggregate principal amount of Series I notes;

•	We refinanced our loan to Bank Hapoalim in the amount of $48 million; and

As a result our corporate debts (i.e., the outstanding series A-G and 1 notes, the secured debts to Bank Hapoalim and the outstanding debt to Bank Leumi) were reduced from approximately NIS 2.8 billion (approximately $0.8 billion) to NIS 0.8 billon (approximately $ 0.2 billion).

As discussed above in "Item 4. History and Development of the Company – Recent Events", during December, 2014 the consummation of the PC Debt Restructuring took place resulting, inter alia, in the following:

•
Each principal payment under the notes due in the years 2013, 2014 and 2015 pursuant to the original terms of the notes shall be deferred by exactly four and a half years and each principal payment due pursuant to the original terms of the notes in subsequent years (i.e., 2016 and 2017) will be deferred by exactly one year.

•	Following January 1, 2014 (“Effective Date”), interest payments will be paid on their due dates. PC paid to the holders of the unsecured debt an amount of EUR 13.8 million of 2014 interest payments.

•	As from January 1, 2014, the annual interest rate of the unsecured debt was be increased by 1.5%.

•
The net cash flow received by PC following an exit or raising new financial indebtedness (except if taken for the purpose of purchase, investment or development of real estate asset) or refinancing of real estate asset's after the full repayment of the asset’s related debt that was realized or in respect of a loan paid in case of debt recycling (and in case where the exit occurred in the subsidiary – amounts required to repay liabilities to the creditors of that subsidiary) and direct expenses in respect of the asset (any sale and tax costs, as incurred), will be used for repayment of the accumulated interest till that date in all of the series (in case of an exit which is not one of certain four shopping centers held by PC, only 50% of the interest) and 75% of the remaining cash (following the interest payment) will be used for an early repayment of the close principal payments for each of the series (A, B, Polish) each in accordance with its relative share in the deferred debt. Such prepayment will be real repayment and not in bond purchase.

•
An injection of EUR 20 million into PC at a price per-share of EUR 0.0675 was executed by PC in the form of Rights Offering to its shareholders out of which we participated to the extent of EUR 8.3 million.

 Our capital resources include the following: (a) proceeds from sales of commercial centers and other real estate properties (hotels and residential) subject to market conditions; (b) proceeds from sale of our holdings in the medical business subject to market conditions (c) new lines of credit obtained from banks and financial institutions as well as refinancing of our existing real estate project while increasing their leverage; and (d) available cash and cash equivalents.

See “ - Overview” above for information on the major transactions and events carried out by us in 2012, 2013 and 2014, which resulted in material changes in our liquidity and capital resources.

Such resources are generally used for the following purposes:

(i)
Equity investments in our commercial centers, our hotels and our residential projects, which are constructed by our wholly owned and jointly-controlled subsidiaries or joint ventures (special purpose entities that are formed for the construction of our real estate projects (a “Project Company”)). We generally finance approximately 35%-50% of such projects through equity investments in the Project Companies, while the remaining amounts are generally financed through a credit facility secured by a mortgage on the project constructed by the respective Project Company, registered in favor of the financial institution that provides such financing. The equity investments in the Project Companies are typically provided by us (and our partners, if any) through shareholder loans that are subordinated to the credit facilities provided to the Project Company;

(ii)	Interest and principal payments on our notes and loans;

(iii)	Payment of general and administrative expenses.

Liquidity

The sectors in which we compete are capital intensive. We require substantial up-front expenditures for, development and construction costs in our plots designated for development and investment by us in our investees to the extent such financing would be required by our medical companies. Accordingly, we require substantial amounts of cash and financing for our operations. We cannot be certain that such external financing will be available on favorable terms, on a timely basis or at all, or that the amounts we earn from our projects will be as we planned.

Also, during recent years the world markets experienced a financial crisis from which they have not fully recovered that resulted in lower liquidity in the capital markets and lower liquidity in bank financing for real property projects. The financial crisis also affected our ability to obtain financing in CEE and India for our commercial centers and residential projects in those countries, especially for projects under developments. Lower liquidity may result in difficulties to raise additional debt or less favorable interest rates for such debt. In addition, construction loan agreements generally permit the drawdown of the loan funds against the achievement of pre-determined construction and space leasing or selling milestones. If we fail to achieve these milestones (including as a result of the global financial crisis and the significant decrease in the number and volume of transactions in general), the availability of the loan funds may be delayed, thereby causing a further delay in the construction schedule.

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

Lack of financing increases our dependence on realization of assets as the main source of cash flow. However, if we shall be unable to synchronize the realization cycle with our maturities or fail to implement our business plan, we might have insufficient cash reserve to repay our loans and notes when due.

The followings list describes major transactions and events in 2014, 2013 and 2012, which resulted in material changes in our liquidity:

Sources of Cash from Major Transactions and Events:

•
On October 27, 2014 Elbit Fashion signed a sale agreement (the "Sale Agreement") with Fox-Wisel Ltd. ("Fox") with regards to the sale of the operation and business of "Mango" retail stores in Israel. Under the Sale Agreement, Elbit Fashion sold and assigned Fox all business activity, stores, investments in the leased properties, furniture and equipment, inventory and customer loyalty program and any and all rights relating thereto, free and clear of any third party rights, except as explicitly set in the Sale Agreement and net of certain liabilities related to the business activities of Mango. On January 5, 2015 Elbit Fashion have completed the sale of the operation and business of "Mango" retail stores in Israel from Elbit Fashion to Fox (the “Closing”), for consideration of approximately NIS 37.7 million, Following the Closing and consummation of the transaction, Elbit Fashion has ceased to operate the "Mango" retail stores activity.

•
Effective beginning September 2014, PC completed the disposal of its commercial center, Kragujevac Plaza in Serbia for approximately Euro 38.6 million (NIS 181 million).Following the repayment of related bank loan of approximately Euro 28.2 million (NIS 132 million), PC received net cash from the disposal of approximately Euro 10.4 million (NIS 49 million). Restricted cash linked to the bank debt and other working capital balances of approximately Euro 2 million (approximately NIS 9.4 million) were also released following the transaction.

•	During 2014 PC completed the selling of two plots in Romania (Targu Mures and Hunedoara) to a third party developers for a total consideration of EUR 4.7 million (approximately NIS 22 million).

•
On September 22, 2014 Bucuresti as borrower, we as a guarantor, certain other subsidiaries of us as additional obligors and a leading international European bank, as lender (“Lender”), have entered into an amendment to the facilities agreement for a second drawdown of approximately Euro 9 million (“Tranche B Facility”). The proceeds of the Tranche B Facility were used in their entirety to repay shareholders loans of BUTU to us.

•	In July 2014 we sold 1.7 million shares of Park Plaza Hotels Limited for a net consideration of GBP 6.0 million (approximately NIS 35 million);

2013

•
In December 2013 the consortium of shareholders of Uj Udvar, in which PC indirectly holds a 35% stake, completed the sale of the Uj Udvar project to a private investor for consideration of EUR 2.4 million.

•
On October 31, 2013 the consortium of shareholders of Dream Island, in which PC holds a 43.5% stake, has completed the sale of the Dream Island project land to the Hungarian State for approximately EUR 17 million. The proceeds of the transaction were used by the consortium to repay a proportion of the secured bank loan.

•
In July 2013 PC completed the sale of 100% of its interest in a vehicle which holds the interest in the Prague 3 project (“Prague 3”), a logistics and commercial center in the third district of Prague. The transaction values the asset at approximately EUR 11 million (NIS 53 million) and, as a result, further to related bank financing and other adjustments to the statement of financial position, PC has received cash proceeds of net EUR 7.6 million.

•
In July 2013 PC completed the sale of 100% of its interest in an entity which holds the interest in plot of land in Prague. The transaction values the asset at approximately EUR 1.9 million (NIS 9 million).The net cash consideration after deducting a liability to third party amounted to EUR 1.3 million.

•
On May 29, 2013 PC completed the sale of its 50% interest in an Investee which mainly holds interests in an office complex project located in Pune, India. The total transaction value was EUR 33.4 million and, PC has received gross cash proceeds of approximately EUR 16.7 million in line with its holding.

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

•
In March 2012, we entered into a share purchase agreement with PPHE for the sale of our holdings in certain subsidiaries which own a 50% interest in the following hotels in the Netherlands: the Park Plaza Victoria Amsterdam Hotel, the Park Plaza Utrecht Hotel, the Arthotel Amsterdam and the Park Plaza Airport Hotel. These hotels were jointly owned by us and PPHE and were managed by PPHE. The transaction reflected an asset value of €169 million (for all four hotels. The total net consideration payable to us was €26.5 million. In addition, approximately €58 million (approximately $75 million) of our subsidiaries’ share (50%) of banks loans was assumed by PPHE by virtue of the purchase of those subsidiaries and were eliminated from our consolidated balance sheet. The consideration was paid to us in May 2012 as follows: (i) €23 million in cash; (ii) 700,000 ordinary shares of PPHE, with a market price of approximately €2.0 million, based on the quotation of such shares’ price on the London Stock Exchange as of March 30, 2012; and (iii) an additional payment in the aggregate amount of up €1.5 million that shall be made on the fourth anniversary of the date of transfer and shall be subject to certain adjustments, based on the PPHE shares’ market price, as set forth in the agreement.

The following table sets forth the components of our cash flows statements for the periods indicated:

	Year ended December 31,
	2014	2014	2013	2012
	Convenience translation in $ thousands	NIS Thousands	NIS Thousands	NIS Thousands
Net cash provided by (used in) operating activities	72,293	281,135	(16,873)	(315,789)
Net cash provided by investing activities	10,067	39,150	354,517	1,455,511
Net cash used in financing activities	(75,731)	(294,518)	(544,674)	(1,152,882)
Increase (decrease) in cash and cash equivalents	6,629	25,767	(207,030)	(13,160)

Cash flow in or from operating activities

Our cash flow from operating activities is affected by our policy in respect of PC's commercial centers which are classified as trading property since it is PC's management goal to sell these commercial centers following their development. Accordingly, our cash flow from operating activities includes all the costs of acquisition and construction of a trading property and also the proceeds from sale of trading properties after their disposition. Therefore, in periods in which our investments in construction and/or acquisition of trading properties are higher than the proceeds from the sale of trading properties, we will have a negative cash flow from operating activities.

Net cash provided by operating activities was NIS 281 million (approximately $72 million) in 2014 compared to net cash used in operating activities of NIS17 million in 2013 and NIS 316 million in 2012.

Our cash flow from operating activities in 2014, 2013 and 2012 was influenced by the following significant factors:

(i)
Cash flow from operating activities in 2014 included positive cash flow resulting from proceeds from sale of trading properties in an amount of NIS 214 million ($55 million) mostly from the sale of Kragujevac Plaza in Serbia.

(ii)
Cash flow from operating activities in 2013 included negative cash flow resulting from the cost of purchase of trading properties in an amount of NIS 11 million, mostly regarding the development of the Koregaon park in India.

(iii)
Cash flow from operating activities in 2012 included negative cash flow resulting from the cost of purchase of trading properties and payments on the account of trading properties of NIS 80 million. Most of the acquisitions and investments in trading properties in 2012 were: India (Koregaon Park project) and Serbia (Krugajevac project).

(iv)
Cash flows from operating activities in 2014, 2013 and 2012 also included the proceeds from operations of our commercial centers, hotels and retail and image guided segments (which are included as cash flow from discontinued operations) less operating expenses of those segments (including research and development expenses, sales and marketing and general and administrative expenses attributable directly to those segments) as well as general and administrative expenses of our headquarters.

Cash used in or from investing activities

Cash flow provided by investing activities in 2014, 2013 and 2012 amounted to NIS 39 million ($10 million), NIS 355 million and NIS 1,456 million, respectively.

Our cash flow provided by investing activities in 2014 was influenced by the following factors:

(i)	Proceeds from sale of property, plant and equipment, mainly PC’s aircraft amounted to NIS 7 million ($2 million).

(ii)	Purchase of property, plant and equipment and other assets in the amount of NIS 5 million ($1 million) mainly attributable to our hotel segment.

(iii)	Disposition of short-term deposits and marketable securities, net, in the amount of NIS 47 million (approximately $12 million).

Our cash flow provided by investing activities in 2013 was influenced by the following factors:

(i)	Proceeds from sale of investment property in the Czech Republic in an amount of NIS 37.6 million.

(ii)	Proceeds from realization of joint ventures entities (Kharadi in India, Dream island and Uj Udvar in Hungary) in an amount of NIS 96 million.

(iii)	Proceeds from realization of long term deposits and loans in an amount of NIS 45 million, mainly attributable to PC's operations.

(iv)	Proceeds from sale of available for sale marketable securities net of purchase of available for sale marketable securities amounted to NIS 51 million.

(v)	Purchase of property, plant and equipment, investment property and other assets in the amount of NIS 15 million mainly attributable to our hotel segment.

(vi)	Disposition of short-term deposits and marketable securities, net, in the amount of NIS 140 million.

Our cash flow provided by investing activities in 2012 was influenced by the following factors:

(i)	Proceeds from sale of a Joint venture holding U.S. real estate properties (which are classified as discontinued operations) in an amount of NIS 874 million.

(ii)	Proceeds from realization of our Joint venture holding hotels in the Netherlands in the total amount of NIS 114 million.

(iii)	Proceeds from realization of long term deposits and loans in an amount of NIS 276 million, mainly attributable to the sale of the long term structures by PC.

(iv)	Purchase of property, plant and equipment, investment property and other assets in the amount of NIS 12 million.

(v)	Investments in associates and other companies in an amount of NIS 27, mainly attributable to investment of the Group in InSightec.

(vi)	Proceeds from interest received from deposits in the amount of NIS 38 million.

(vii)	Proceeds from sale of available for sale marketable securities net of purchase of available for sale marketable securities amounted to NIS 73 million.

(viii)	Disposition of short-term deposits and marketable securities, net, in the amount of NIS 80 million.

Cash flow from financing activities

Cash flow used in financing activities in 2014, 2013 and 2012 amounted to NIS 295 million ($76 million), NIS 545 million and NIS 1,153 million, respectively.

Our cash flow used in financing activities in 2014 was influenced by the following factors:

(i)	Proceeds from transaction with non-controlling interests, net in an amount of NIS 55 million ($14 million) which is attributed to a rights issuance by PC as part of Amended PC Plan.

(ii)	Interest paid in cash by us in the amount of NIS 154 million ($39 million) on our borrowings (mainly notes issued by us and by PC and loans provided to our hotels and commercial centers).

(iii)
Repayment of borrowings, net, of proceeds from loans in the amount of NIS 205 million ($53 million), mainly attributable repayment of PC notes and repayments of loans provided to our operating commercial centers and our hotels.

(iv)	Proceeds from short-term credit in the amount of NIS 7 million ($2 million).

Our cash flow used in financing activities in 2013 was influenced by the following factors:

(i)	Proceeds from re-issuance of our notes in an amount of NIS 76 million.

(ii)	Interest paid in cash by us in the amount of NIS 98 million on our borrowings (mainly notes issued by PC and loans provided to our hotels and commercial centers).

(iii)
Repayment of borrowings, net, of proceeds from loans in the amount of NIS 420 million, mainly attributable repayment of PC notes and repayments of loans provided to our operating commercial centers and our hotels.

(iv)	Purchase of a derivative in the amount of NIS 8 million.

(v)	Repayment of short-term credit in the amount of NIS 86 million.

Our cash flow used in financing activities in 2012 was influenced by the following factors:

(i)	Proceeds from re-issuance of our notes to financial institutions in an amount of NIS 58 million.

(ii)	Repurchase of notes by us and PC in the amount of NIS 184 million.

(iii)	Interest paid in cash by us in the amount of NIS 347 million on our borrowings (mainly notes issued by us and PC and loans provided to our hotels and commercial centers).

(iv)
Repayment of borrowings, net of proceeds from loans in the amount of NIS 642 million, mainly attributable to the repayment of notes by us and by PC and repayments of loans provided to our operating commercial centers and our hotels.

(v)	Proceeds from selling derivatives in the amount of NIS 62 million.

(vi)	Proceeds from short-term credit in the amount of NIS 194 million, mainly attributable to new loans raised by PC during 2012 in order to finance the construction of its trading property.

(vii)	Repayment of short-term credit in the amount of NIS 242 million.

(viii)	Net cash flow used in discontinued financing activities amounted to NIS 52 million mainly attributable to repayment of loans attributable to our U.S. real estate properties.

Major balance sheet changes

The following table discloses the balance sheet balances in NIS million and major balance sheet items as a percentage of total assets as of December 31, 2014, 2013 and 2012:

	2014		2013		2012
	NIS million	%	NIS million	%	NIS million	%
Current assets	489	13%	694	15%	1,042	15%
Current liabilities	359	10%	4,794	105%	1,722	26%
Non-current assets	3,173	87%	3,870	85%	5,700	85%
Non-current liabilities	2,589	71%	179	4%	3,632	54%
Shareholders’ equity (Deficiency):
Attributable to our equity holders	232	6%	(1,033)	(23)%	289	4%
Non-controlling interest	481	13%	624	14%	1,100	16%

2014 compared to 2013

The decrease in current assets in the amount of NIS 205 million ($53 million) in 2014 was mainly attributable to a decrease in each of: (i) short-term deposits and investment in the amount of NIS 34 million ($9 million), mainly due to the sale of Park Plaza shares; and (ii) classification of Koregaon Park trading property from current assets to non-current assets due to the delay in its sale procedure in an amount of NIS 193 million ($50 million).

This decrease was offset by: (i) increase in cash and cash equivalents due to net proceeds from the sale of trading property.

The decrease in current liabilities in the amount of NIS 4,435 million ($1,140 million) in 2014 was mainly attributable to: (i) a decrease in our unsecured corporate debt due to our Debt Restructuring according to which unsecured financial debt in an amount of NIS 2.6 billion ($669 million) was extinguished and new notes in a total amount of NIS 666 million ($171 million) were issued, causing a decrease of NIS 1.8 billion ($463 million) in our debts. Following our Debt Restructuring, these notes and a bank loan in an amount of NIS 180 million ($46 million) were classified to non-current liabilities. (ii) a decrease due to the classification of PCs notes and loans from current liabilities to non-current liabilities in an amount of NIS 1,440 million ($370 million) due to the Amended PC Plan (iii) a decrease in interest payable (mainly interest accrued on our notes which was not paid during 2013, but paid or included in the Debt Restructuring in 2014); and (iv) our hotels’ loans in an amount of NIS 390 million ($100 million) were classified from current liabilities to non-current liabilities due to the closing of our Debt Restructuring.

The decrease in non-current assets in the total amount of NIS 697 million ($179 million) in 2014 was mainly attributable to (i) write-down of PC trading properties in an amount of NIS 528 million ($136 million); which was set off by a classification of the trading property (Koregaon Park project) in the amount of NIS 193 million ($50 million), due to delay in its sale procedure; (ii) a decrease in long term deposits in an amount of NIS 21 million ($5.4 million); (iii) reversal of impairment of investments in joint ventures in an amount of NIS 16 million ($4 million); and (iv) a decrease in property, plant and equipment in an amount of NIS 189 million ($49 million) due to impairment of our hotels. The rest of the decrease is attributable to changes between the NIS and the foreign currency in which our subsidiaries operate.

The increase in non-current liabilities of NIS 2,410 million ($620 million) in 2014 was mainly attributable to an increase in (i) classification of our notes and loans in an amount of NIS 730 million ($188 million) from current liabilities to non-current liabilities due to our Debt Restructuring; (ii) classification of PCs notes and loans to non-current liabilities in an amount of NIS 1,440 million ($370 million) due to the Amended PC Plan; (iii) classification of our hotel’s loans from current liabilities due to our Debt Restructuring in an amount of NIS 390 million ($100 million); and (iv) repayment of PCs notes and loans and the hotels loans in an amount of NIS 248 million ($64 million).

2013 compared to 2012

The decrease in current assets in the amount of NIS 348 million in 2013 was mainly attributable to a decrease in each of: (i) short-term deposits and investment in the amount of NIS 240 million, mainly in PC Euro-deposits and available for-sale financial assets; and (ii) cash and cash equivalents in the amount of NIS 217 million discussed above;

This decrease was offset by: (i) proceeds from insurance company as indemnification of the fire in the Koregaon park in an amount of NIS 32 million; (ii) proceeds from a repayment from park plaza in an amount of NIS 44 million; and (iii) classification of Koregaon park trading property to current assets due to agreement we reached for its sale, which as of the balance sheet date has yet to occur.
The increase in current liabilities in the amount of NIS 3,072 million in 2013 was mainly attributable to: (i) an increase due to the classification of our and PCs notes and loans to current liabilities in an amount of NIS 2,964 million due to the default to repay the notes and part of the loans and cross default with regard to the rest of the loans; (ii) an increase in interest payable (mainly interest accrued on our notes which was not paid during 2013).

The decrease in non-current assets in the total amount of NIS 1,830 million in 2013 was mainly attributable to (i) write-down of PC trading properties in an amount of NIS 677 million ($195 million); (ii) a classification of the trading property (Koregaon park project) in the amount of NIS 193 million, due to agreement we reached for its sale which as of the date of this Annual Report has yet to occur; (iii) a decrease in long term deposits in an amount of NIS 73 million; (iv) impairment of investments in joint ventures in an amount of NIS 336 million; and (v) a decrease in investment property in an amount of NIS71 million due to the sale of the Prague 3 project.

The decrease in non-current liabilities of NIS 3,453 million in 2013 was mainly attributable to a decrease in (i) classification of our’s and PC's notes and loans to current liabilities in an amount of NIS 2,964 million due to the default to repay the notes and part of the loans and cross default with regard to the rest of the loans; (ii) repayment of PCs notes and loans and the hotels loans in an amount of NIS 424 million.

Concentration of Credit Risk

We hold cash and cash equivalents, short term investments and long-term deposits at banks and financial institutions in various reputable banks and financial institutions. Our maximum credit risk exposure is equal to the financial assets presented in the balance sheet.

Due to the nature of their activity, our subsidiaries operating in the hotel, medical and fashion merchandise segments, are not materially exposed to credit risks stemming from dependence on a given customer. Our subsidiaries examine the credit amounts extended to their customers on an ongoing basis and, accordingly, record a provision for doubtful debts based on factors they believe to have an effect on specific customers. As of December 31, 2014 and 2013 our trade receivables do not include any significant amounts due from buyers of trading property.

Derivative Instruments

For information on financial instruments used, profile of debt, currencies and interest rate structure, see “Item 11. Quantitative and Qualitative Disclosure about Market Risks” below.

Other Loans

We have entered into or assumed liability for various financing agreements, either directly or indirectly through our subsidiaries, to provide capital for the purchase, construction, and renovation and operation of commercial and entertainment centers and hotels as well as for various investments in our other operations. Set forth below is certain material information with respect to material loans extended to us, our subsidiaries and our jointly controlled companies as of December 31, 2014.

The loans granted to our jointly controlled companies are presented in the following table at their 100% amount, unless otherwise specified.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2014	Interest	Payment Terms
EI	Series H Notes issued to the public as part of the debt Arrangement	NIS 418 million (approximately $107 million)	NIS 447 million (approximately $115 million)	6% per annum, linked to the Israeli CPI.	● One installment on May 31, 2018. ● Interest payable by semi-annual installments commencing December 1, 2013.
Principal Security and Covenants
• First ranking floating charge granted by the Company, over all the Company's assets

• First ranking fixed pledges granted by each of the Company and our wholly owned subsidiary Elscint Holding and Investment NV ("EH"), which is holding, indirectly, our Romanian and Belgium hotels), over the current and future shares of EH and all rights associated therewith.

• First ranking fixed pledges granted by each of the Company and EH over all intercompany receivables and shareholders loans provided or that will be provided by us to EH.

• First ranking fixed pledges granted by each of the Company and our wholly owned subsidiary EUL, which is holding our shares at PC, over the current and future shares of EUL and all rights associated therewith.

• First ranking fixed pledges granted by each of the Company and EUL over all intercompany receivables and shareholders loans that may be provided by us to EUL.

• Negative Pledge by each of the Company, EH and EUL, while with respect to EH the Negative Pledge shall apply to all its current and future assets and with respect to EUL the Negative Pledge applies to EUL's share in PC that have not already been pledged to Bank Hapoalim B.M. ("Bank Hapoalim"), including all rights associated therewith.

• Corporate guaranty by each of EH and EUL, by which each of them guarantees the Company's obligations to the Series H and Series I Trustees.

It should be noted that the collaterals securing the Series I Notes are subordinated to the collaterals securing the Series H Notes and that all the Noteholders’ pledges are subordinated to the pledges granted to Bank Hapoalim or any successor thereof. It should be noted, further, that those pledges are recorded in Israel, the Netherlands and Luxemburg, where applicable. The pledges include exemptions allowing the disposition of the pledged assets so long as the Company is not in default under the Notes nor Material Adverse Event (as defined under the Notes) shall have been occurred.

Other Information
Events of default include, among other things, the occurrence of event of default under the Notes or an event that would entitle the Trustees under the Notes or the Noteholders to accelerate and redeem the Notes, as well as cross default with the other series of notes and delisting from both the TASE and NASDAQ Global Select Market.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2014	Interest	Payment Terms
EI	Series I public notes issued to the Public as part of the debt Arrangement	NIS 218 million	NIS 231 million	6% per annum, linked to the Israeli CPI.	Principal and accrued interest is paid in one installment on December 1, 2019.
Principal Security and Covenants
Second ranking floating charge over all the Company's assets

• Second ranking fixed pledges granted by each of the Company and EH over the current and future shares of EH and all rights associated therewith.

• Second ranking fixed pledges granted by each of the Company and EH over all intercompany receivables and shareholders loans provided or that will be provided by us to EH
.
• Second ranking fixed pledges granted by each of the Company and EUL over the current and future shares of EUL and all rights associated therewith.

• Second ranking fixed pledges granted by each of the Company and EUL over all intercompany receivables and shareholders loans that may be provided by us to EUL.

• Negative Pledge by each of the Company, EH and EUL, while with respect to EH the Negative Pledge shall apply to all its current and future assets and with respect to EUL the Negative Pledge applies to EUL's share in PC that have not already been pledged to Bank Hapoalim B.M. ("Bank Hapoalim"), including all rights associated therewith.

• Corporate guaranty by each of EH and EUL, by which each of them guarantees the Company's obligations to the Series H and Series I Trustees.

It should be noted that the collaterals securing the Series I Notes are subordinated to the collaterals securing the Series H Notes and that all the Noteholders’ pledges are subordinated to the pledges granted to Bank Hapoalim or any successor thereof. It should be noted, further, that those pledges are recorded in Israel, the Netherlands and Luxemburg, where applicable. The pledges include exemptions allowing the disposition of the pledged assets so long as the Company is not in default under the Notes nor Material Adverse Event (as defined under the Notes) shall have been occurred.

Other Information
The notes are registered for trade on the TASE.

The notes are not registered under the Securities Act.

Events of default include, among other things, the occurrence of an event of default under the Notes or an event that would entitle the Trustees under the Notes or the Noteholders to accelerate and redeem the Notes, as well as cross default with other series of notes and delisting from both the TASE and NASDAQ Global Select Market.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2014	Interest	Payment Terms
EI	Bank Hapoalim B.M.	$47.8 million	$189 million	LIBOR + 5.1
One installment on February 20, 2017 subject to certain early mandatory prepayment as described below.
The loan bears interest of LIBOR + 3.8% (to be paid on a quarterly basis) per annum plus an additional 1.3% which shall accrue and be paid in a single installment on the maturity date of the loan principal.

Principal Security and Covenants
On February 20, 2014 we consummated a Refinancing Agreement with Bank Hapoalim that cancelled and replaced the previous loan agreement. Pursuant to the loan agreement, we have provided Bank Hapaolim the following pledges:

• We have agreed that the existing collateral securing the then outstanding loan, namely, a first ranking pledge over 86 million shares of Plaza Centers which represent approximately 13% of Plaza's share capital, shall secure also the new loans under the Refinancing Agreement.

• a pledge that has been granted by BEA Hotels N.V. ("BEA Hotels") over all the issued and outstanding share capital of our wholly owned indirect subsidiary, Astrid Hotel Holding B.V. ("AHH", which indirectly holds the Radisson Blu Astrid hotel and the Park Inn hotel in Antwerp, Belgium) and a pledge over any proceeds that my become due to it under shareholders loans provided by it to AHH.

• a pledge that has been granted by BEA Hotels over 99% of the issued and outstanding share capital of our wholly owned indirect subsidiary, Bea Hotels Eastern Europe B.V. ("BHEE", indirectly holds the Radisson Blu Bucharest hotel in Bucharest, Romania), and a pledge over any proceeds that my become due to it under shareholders loans provided by it to BHEE.

• a pledge that has been granted by BEA Hotels over any proceeds that my become due to it under shareholders loans provided by it to Astridplaza N.V. ("Astridplaza").

• a pledge that has been granted by the Company over any proceeds that my become due to it under shareholders loans provided by it to Astridplaza.

In addition, BEA Hotels, AHH and BHEE had executed certain direct undertakings in favor of Bank Hapoalim, inter alia, not to engage in any other business or to incur any further indebtedness not in the ordinary course of their business or as allowed under such undertakings, not to change the holdings structure, to assume certain reporting obligations etc., all as set forth in such undertakings.

The loan agreement contains a covenant that the ratio between the outstanding amount of the loan to the value of the pledges assets ("LTV") will not exceed 85% (or 75% following the sale of the Belgium and Romanian hotels).

Additional information in respect of Mandatory provision
• In the case of the sale of all of the rights or the sale of the control of BHEE or Bucaresti Turism SA ("BUTU") or BUTU's rights in the Radisson Blu hotel in Bucharest, the Company will undertake to prepay the Bank an amount of US$32 million; in the case of the sale of part of those rights, after which the Company retains control over the asset – a proportionate share of such amount. The balance of the net cash flow from the sale (if any) will be used by the Company for their on-going operations.

• In the case of the sale of all of the rights or the sale of the control over AHH or Astridplaza that holds the hotels in Belgium, the Company will undertake to prepay the Bank an amount of US$5 million; in the case of the sale of part of the rights in the hotels in Belgium, after which the Company retains control of the assets – a proportionate share of such amount. The balance of the net cash flow from the sale (if any) will be used by the Company for their on-going operations.

• In the case of a sale of Plaza Centers' shares which are held by the Company – the Company will undertake that the full net cash flow attributed to the shares held by the Company and pledged to the Bank will be used to prepay the loan to the Bank.

• If and in the event that the Company shall prepay its debt to the Noteholders, in whole or any part thereof, from the Company's internal sources (i.e., other than from a raising of capital and/or alternative debt), then the Company shall prepay the Bank an amount equal to the amount paid to the Noteholders on such date multiplied by the ratio between the Company's debt to the Bank and the Company's total debt to the Bank and to the Noteholders as of such date.

• In the case of a distribution as defined in the Israeli Companies Law, including payment of a dividend in any manner to the Company's shareholders, the Company shall prepay the Bank an amount equal to the amount paid to the shareholders on such date multiplied by the ratio between the Company's debt to the Bank and the total debt of the Company to the Bank and to the Noteholders as of such date.

In addition, Bank Hapoalim has been allotted shares constituting 3% of the Company's issued and outstanding share capital on a fully diluted basis immediately after the consummation of the Debt Restructuring.

Borrower	Lender	Adjusted Original Amount following debt restructuring	Amount Outstanding on Dec. 31, 2014	Interest	Payment Terms
PC	Series A Notes issued to the public	NIS 302 million (approximately $77.65 million) Interest payments accrued and not paid until the end of 2013 were added to the principal and will be paid together with it.	NIS 251.6 million* (approximately $64.7 million) **Adjusted par value of Notes NIS 289.5 million	● 6% per annum, linked to the Israeli CPI.
● The Principal Balance of the Notes shall be called for repayment in five (5) equal payments to be paid as follows: on December 31, 2017, on July 1, and December 31, 2018 and on July 1, 2019 and 2020

● Notwithstanding the above, in the event that PC did not repay the Notes by December 1, 2016 the Principal of the Notes for the Three Series’ in a total amount of at least NIS 434,000,000 excluding linkage differentials, and including repayment of the Principal of Notes (Series A) in a total of at least NIS 92,032,137 (excluding linkage differentials) then the repayment dates of the Unpaid Principal Balance of the Notes (Series A) shall be automatically advanced by one year in relation with the repayment dates

● The interest shall be paid in biannual payments on July 1st and December 31st of each of the years between 2015 and 2019 and on July 1, 2020, each payment for the interest accrued in the six months ending on the date preceding each payment date as stated and subject to prepayment and deferral of payments

Principal Security and Covenants
Negative pledge on all of the real estate assets of the Company and its subsidiaries.

"Net asset value" coverage ratio - In case the up-to-date and adjusted "net asset value" coverage ratio against debt is lower than 118% ("Minimal Coverage Ratio") in two consecutive examination dates after the first examination date (in which a decline under the minimal coverage ratio was created) then cause for immediate prepayment will be created. In the period in which the coverage ratio declined below the minimal coverage ratio for the first time and as long as did not revert to the minimal ratio, the Company and the subsidiaries are not allowed to dispose of real estate assets or perform new investments in new real estate assets except for the investment of money in existing projects, limited to a ratio of no more than 20% of the construction cost approved by the lending bank, and subject to the foregoing LTC ratios.

The "net asset value" coverage ratio is the ratio between: (a) the value of all assets including balances of cash and cash equivalents deducting preceding / specific bank debts, and (b) the Group’s debts that are not preceding / specific and/or debts subordinate to the debts included in the restructuring.

In the event that the Coverage Ratio is lower than the Minimum Coverage Ratio, then as from the first Examination Date on which a breach of the Coverage Ratio covenant has been established and for as long as the breach is continuing, the Company shall not perform any of the following: (a) a sale, directly or indirectly, of a Real Estate Asset owned by the Company or a Subsidiary, with the exception that it shall be permitted to transfer Real Estate Assets in performance of an obligation to do so that was entered into prior to the said Examination Date, (b) investments in new Real Estate Assets; or (c) an investments that regards an existing project of the Company or of a Subsidiary, unless it does not exceed a level of 20% of the construction cost of such project (as approved by the lending bank of these projects) and the LTC Ratio of the project remains equal to or greater than the Minimum LTC Ratio.

Other Information
The Notes have been registered for trade on the TASE.

Prepayments – PC is allowed at any time to prepay any debt balance at the adjusted par value of the note, but it will have to execute prepayment upon disposal, raising new financial debt or refinancing of assets (see Item 5 - "Operating and Financial Review and Prospects").

The Notes are not registered under the Securities Act.

Borrower	Lender	Adjusted Original Amount Following debt restructuring	Amount Outstanding on Dec. 31, 2014	Interest	Payment Terms
PC	Series B Notes issued to the public	NIS 610.1 million (approximately $156.9 million) Interest payments accrued and not paid until the end of 2013 were added to the principal and will be paid together with it.	NIS 455.3 million* (approximately 117.1 million) **Adjusted par value of Notes NIS 289.5 million	6.9% per annum, linked to the Israeli CPI
The Unpaid Principal Balance of the Notes shall be called for repayment in two (2) equal payments to be paid on July 1, 2018 and July 1, 2019 (with the first payment being performed on July 1, 2018 and the final payment being performed on July 1, 2019).

Notwithstanding the above, in the event where the Company did not pay, by December 1, 2016 the Principal of the Notes for the Three Series’ in a total amount of at least NIS 434,000,000 excluding linkage differentials and including repayment of principal of Notes (Series B) in a total amount of at least NIS 305,000,000 (excluding linkage differentials), then the repayment dates of the Unpaid Principal Balance of the Notes (Series B) shall be automatically advanced by one year in relation with the repayment dates

The interest shall be paid for the Unpaid Principal Balance in biannual payments on July 1st and December 31st of each of the years between 2015 and 2018 and on July 1, 2019, each payment for the interest accrued in the six months ending on the date preceding each payment date as stated, and subject to prepayment and deferral of payments.

Principal Security and Covenants
Negative pledge on all of the real estate assets of the Company and its subsidiaries.

"Net asset value" coverage ratio - In case the up-to-date and adjusted "net asset value" coverage ratio against debt is lower than 118% ("Minimal Coverage Ratio") in two consecutive examination dates after the first examination date (in which a decline under the minimal coverage ratio was created) then cause for immediate prepayment will be created. In the period in which the coverage ratio declined below the minimal coverage ratio for the first time and as long as did not revert to the minimal ratio, the Company and the subsidiaries are not allowed to dispose of real estate assets or perform new investments in new real estate assets except for the investment of money in existing projects, limited to a ratio of no more than 20% of the construction cost approved by the lending bank, and subject to the foregoing LTC ratios.

The "net asset value" coverage ratio is the ratio between: (a) the value of all assets including balances of cash and cash equivalents deducting preceding / specific bank debts, and (b) the Group’s debts that are not preceding / specific and/or debts subordinate to the debts included in the restructuring.

In the event that the Coverage Ratio is lower than the Minimum Coverage Ratio, then as from the first Examination Date on which a breach of the Coverage Ratio covenant has been established and for as long as the breach is continuing, the Company shall not perform any of the following: (a) a sale, directly or indirectly, of a Real Estate Asset owned by the Company or a Subsidiary, with the exception that it shall be permitted to transfer Real Estate Assets in performance of an obligation to do so that was entered into prior to the said Examination Date, (b) investments in new Real Estate Assets; or (c) an investments that regards an existing project of the Company or of a Subsidiary, unless it does not exceed a level of 20% of the construction cost of such project (as approved by the lending bank of these projects) and the LTC Ratio of the project remains equal to or greater than the Minimum LTC Ratio.

Other Information
The Notes have been registered for trade on the TASE.

Prepayments – PC is allowed at any time to prepay any debt balance at the adjusted par value of the note, but it will have to execute prepayment upon disposal, raising new financial debt or refinancing of assets (see Item 5 - "Operating and Financial Review and Prospects").

The Notes are not registered under the Securities Act.

Borrower	Lender	Adjusted Original Amount Following debt restructuring	Amount Outstanding on Dec. 31, 2014	Interest	Payment Terms
PC	Private note issuance to Polish institutional investors	PLN 62.76 million Interest payments accrued and not paid until the end of 2013 were added to the principal and will be paid together with it.	PLN 56.5 million	6 Month WIBOR + 6%	Three years maturity, with balloon payment at the end of the maturity period. Interest payable by semi-annual installments commencing May 2011 through November 2013.
Principal Security and Covenants
• Certain circumstances shall be deemed events of default giving the note holders the right to demand early redemption, which include, inter alia, the following covenants (in addition to the abovementioned covenant under debt restructuring):

• Breach of the Cash Position as a result of the payment of dividends or the buy-back program falling below €50 million. “Cash Position” means the sum of cash and cash equivalent of: cash, short and long interest bearing deposits with banks or other financial institutions, available for the sale of marketable securities, and restricted cash, calculated based on the consolidated financial statements.

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

• Breach of Minimum Coverage Ratio – a breach of the Minimum Coverage Ratio has occurred and continued throughout a period comprising two (2) consecutives Examination Dates following the first Examination Date on which such breach has been established;

• Incurrence of Financial Indebtedness by PC - PC incurred new Financial Indebtedness, unless certain conditions are met

• Breach of PC’s negative pledge

• Establishment of encumbrances by Subsidiaries – a Subsidiary created any Encumbrance on any of its assets, unless the relevant Encumbrance meets one of the conditions detailed under restructuring plan

• Occurrence of Non-Permitted Disposal - the Issuer:

(a) procured or permitted the occurrence of an Exercise Event with respect to any Real Estate Asset of the Group where the Net Cash Flow resulting from such Disposal was not used for Mandatory Prepayment upon Exercise Event in accordance with Clause 8 above; or

(b) performed or permitted a Disposition, directly or indirectly, or a refinancing of the Shopping Malls, where the cumulative Net Cash Flow resulting from such Disposition or refinancing amounted to less than EUR 70 million. If the Disposition or the refinancing occurs only with respect to some but not all of the Shopping Malls, then such Disposition or refinancing shall constitute an Event of Default unless the Net Asset Value of the Unsold Shopping Malls plus the aggregate Net Cash Flows received from the intended Disposition or refinancing and from any previous Disposition or refinancing of a Shopping Mall amounts to at least EUR 70 million;

• Occurrence of Non-Permitted Investment - PC made an investment in new or existing Real Estate Assets of the Group where following such investment the Cash Reserve was less than the Minimum Cash Reserve or the Coverage Ratio was less than the Minimum Coverage Ratio;

• Exclusion from trading or listing of PC’s shares;

• Failure to repay material debt – PC fails to repay any matured and undisputable debt in the amount of at least €100 million within 30 days of its maturity;

• Distributions to the shareholders by PC – PC made a Distribution, despite the fact that (i) less than 75% of the outstanding balance of the nominal value of the Plan Debt Securities as per the Plan Amendment Date has been repaid or the Coverage Ratio on the last Examination Date prior to such Distribution was less than 150% following such Distribution, or (ii) no Majority consented to the proposed Distribution. Notwithstanding the aforesaid, in the event an Additional Capital Injection occurs, then after one year following the date of the Additional Capital Injection, no restrictions other than those under the applicable law shall apply to dividend distributions in an aggregate amount up to 50% of such Additional Capital Injection.

Borrower	Lender	Facility Amount	Amount Outstanding on Dec. 31, 2014	Interest	Payment Terms
SIA DIKSNA ("Riga Plaza“)	AS SEB Banka, Swedbank AS	€29.7 million *	€28.5million *	3 months Euribor + 2.9%	Expires on 2017 October 31. Quarterly annuity payments calculated according to 20 years amortization, with balloon payment.
Principal Security and Covenants
Registered first ranking mortgage on Riga Plaza commercial center;

Assignment of all rights under relevant valid insurance policies;

Charges over each quota owned by PC in the borrower or share pledge agreement;

First ranking pledges on the borrowers’ accounts;

Prompt collection right to debit any of the bank accounts of the borrower;

Maintain a Debt Service Cover Ratio of 1.2;

Loan to Value ratio of 70%;

Other Information	* Represents 50% of the loan, which is PC's shareholding in Riga Plaza. * SIA Diksna is an equity accounted investee of PC.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2014	Interest	Payment Terms
Koregaon Park	AXIS, SBH (India)	INR 2,040 million - credit facility	INR 1,699 million	Base rate+3.25%	Maturity of the loan is in the first quarter of 2021.
Principal Security and Covenants	Assignment of all rights under insurance proceeds.
Other Information	Corporate guarantee of PC on part of loan, totaling EUR 14.2 million. Pledge on assets of the project company.

Borrower	Lender	Facility amount	Amount Outstanding on Dec. 31, 2014	Interest	Payment Terms
Liberec Plaza	MKB BANK Zrt., ERSTE Bank AG	€25 million	€20.5 million	3 months Euribor+ 1.5% per annum	Repayment schedule: EUR 200,000 p.a. principal payments. Maturity is at 31 October, 2018.
Principal Security and Covenants
Registered first ranking mortgage and purchase option right on the real estate;

Assignment of all rights under relevant valid insurance policies;

Share pledge agreement;

First ranking pledges on the borrowers’ accounts;

Prompt collection right to debit any of the bank accounts of the borrower;

Maintain Debt Service Cover Ratio of 1.15 (in place but waiver for full term);

Loan to Value ratio of 80% (in place but waiver for full term); and

Corporate guarantee of PC for Debt Service.

Other Information

Borrower	Lender	Original Amount *	Amount Outstanding on Dec. 31, 2014	Interest	Payment Terms
A: Valley View B: Primavera Tower	A: OTP Bank Nyrt. B: MKB Bank Zrt	A: €8.2 million B: €1.5 million	A: €8.2 million B: €1.5 million	A:Euribor + 6% p.a. B: Euribor + 4.5% p.a.	A: Expired. Only interest payments. Negotiations ongoing. B: Expired March 31, 2012. Only interest payments. Approval to sell project for EUR 240,000 and the rest will be written down by the bank.
Principal Security and Covenants	First ranking mortgage on the properties.
Other Information

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2014	Interest	Payment Terms
Suwalki Plaza	ING Bank Slaski S.A	€33.5 million	€30.0 million	3 months Euribor + 1.65% per annum	Expires December 29, 2020. Quarterly payments with fixed principal amounts and balloon payment at maturity.
Principal Security and Covenants
First ranking mortgage on the property.

Pledge on shares of borrower and pledge on bank accounts.

Assignment of rights from insurance, guaranties and agreements.

Maintain a debt service cover ratio of 1.2.

Loan to value ratio of 0.7.

Other Information

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2014	Interest	Payment Terms
Zgorzelec Plaza	Bank Zachodni WBK S.A.	€22.3 million	€22.0 million	3 months Euribor + 2.75% per annum for	Expired June 30, 2014. Negotiations about extension ongoing.
Principal Security and Covenants
A first ranking mortgage on the property.

Pledge on shares of borrower and pledge on bank accounts.

Assignment of rights from insurances, guaranties and agreements.

Maintain a debt service cover ratio of 1.15.

Loan to value ratio of 0.75.

Other Information

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2014	Interest	Payment Terms
Torun Plaza	Bank PEKAO S.A	€50.1 million	€47.0 million	3 months Euribor + 3% per annum	Expires December 31, 2017. Quarterly payments with fixed principal amounts and balloon payment at the end.
Principal Security and Covenants
First ranking mortgage on the property.

Pledge on shares of borrower and pledge on bank accounts.

Assignment of rights from insurances, guaranties and agreements.

Maintain a debt service cover ratio of 1.25.

Loan to value ratio of 0.7.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2014	Interest	Payment Terms
Bucuresti Turism SA	Raiffeisen Bank International (“RBI”)	€71.5 million	€62.5 million	Euribor + 4.6%	The principal is repayable in 20 quarterly installments of €0.65 million each, commencing September 2011, with a balloon payment of €58.5 million to be repaid on June 30, 2016.
Principal Security and Covenants
First rank mortgage on the Complex which include the Radisson Blu Bucharest Hotel and the apartment Hotel
Future and existing cash flow through the bank accounts opened at Raiffeisen Bank.

Pledge over the shares of Bucuresti Turism SA and its subsidiary held by the majority shareholder (BEA Hotels Eastern Europe BV).

Pledge of receivables arising from lease agreements and insurance policies concluded by the borrower.

Guarantee of the yearly debt service from us.

Title insurance over the mortgage asset.

Other Information
On April 3, 2012, we concluded an agreement with RBI fixing the Euribor at 1.40% from January 1, 2013, until the end of the loan.

On September 25, 2014 we have completed the drawdown of the second trench facility at the amount of € 9 million.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2014	Interest	Payment Terms
Astrid Plaza Hotel NV	Bank Hapoalim	€24.4 million	€15.0 million	Euribor + 1.75%
Semi-annual principal repayment of €625,000 to be paid commencing December 31, 2007 and ending on December 31, 2016.

€12,500,000 to be paid at the end of the term.

Interest is payable on a semi-annual basis.

Principal Security and Covenants
First ranking pledge on Astrid Plaza shares
.
First ranking mortgage over Astrid Plaza's real estate.

A mortgage mandate over Astrid Plaza's real estate which was converted into a mortgage.

First ranking pledge on a reserve fund of €1 million, which is blocked on a deposit account.

Required to maintain a debt service cover ratio and minimum revenue per available room (RevPar).

Other Information	We guaranty Astrid Plaza's undertakings under the loan agreement. The guaranty is unlimited in amount.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2013	Interest	Payment Terms
Astrid Plaza Hotel NV, for the Park Inn Hotel	Fortis Bank	€7.5 million	€5.3 million	2.436%- 2.963%	Repayment over a 15 year period.
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

Each of InSightec’s and Gamida's research and development efforts has been financed, in part, through OCS grants. InSightec and Gamida (only for Gamida’s NiCord development) have received or were entitled to receive grants totaling $38 million and $13.9 million, respectively, from the OCS since their respective inception and each of them is required to repay such grants through payment of royalties to the OCS from its respective revenues until the entire amount is repaid.

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

The total OCS grants received by InSightec during 2014, 2013 and 2012 were $1.3 million, $1.6 million and $0.7 million, respectively, and the total OCS grants received by Gamida during 2014, 2013 and 2012 were $2.5 million, $1.2 million and $3.8 million, respectively.

D.           TREND INFORMATION

Commercial and Entertainment Centers

Our commercial and entertainment business is affected by trends in each of the geographic areas in which we operate.

The CEE region experienced some growth in the course of 2014, and this pace of growth is expected to accelerate further in the coming years. However, prospects remain slightly uncertain as a result of the ongoing Ukrainian crisis which has hit investor sentiment and consumer confidence, and could have a ripple effect far beyond the region.

As in previous years, economic growth in the CEE is broad ranging. The highest GDP growth in 2014 is expected to be announced in Poland (3.3%), Hungary (3.0%) and Slovenia (2.8%) followed by Romania (2.8%), Czech Republic (2.4%), the Baltic states (2.3%), while the weakest performers are expected to be Serbia and Croatia.

Until 2014/15, the geopolitical environment in Europe had not weakened investment activity within the CEE region, with the exception of Russia, compared to 2013. The continued development and growth of CEE investment relies heavily on favorable occupancy trends across the different sectors in all countries. Recent forecasts show that this positive trend should also continue in 2015, with no signs of a slow-down. Investor demand proved to be strong during 2014 and investment volume reached close to EUR 7.3 billion, which is approximately 30% higher than 2013.

During 2014, approximately half of the investment volume within the CEE region was realized in the office segment, followed by retail (32%) and then the industrial segment (21%). Hotels were the least favored by investors, representing only 5% of all the investment volume. Belgrade and Sofia still have the highest yields in the region, while the lowest yields were registered in Warsaw and Prague.

As confidence returned to the retail sector, it triggered a rise in new developments across the region. Overall there is a positive outlook for prime retail rents across the region, both for high street and traditional shopping centers, due to the continued increase in turnover. Despite the geopolitical tension in the region, retail investment sentiment has also been improving.

Poland - Investment activity in Poland continues to grow, the number of investors interested in the Polish property market is growing, whilst those who have entered the Polish market in recent years have become more confident. Annual investment volume in 2014 exceeded €3.1 billion, reflecting a slight drop of 5% year-on-year. Retail sector had the lowest share since 2004 which was a result of a limited supply of decent. The volume of retail transactions in 2014 amounted to €566 million.

Prime shopping center yields remain stable at approximately 5.75% for the Best shopping centres in Warsaw, approximately 6.00% for dominant shopping centres in major regional cities and approximately 7.25-7.75% for leading shopping centres in secondary cities.

Investors’ sentiment for retail in Poland continues to be strong and volumes in 2015 are expected to significantly exceed those recorded in 2014.

2014 closed with 332,000 square meters of new shopping centre stock - less than in 2013 (466,000 square meters). Shopping centres were delivered predominantly in cities with fewer than 100,000 residents (45 percent), followed by cities with a population of between 100,000 and 200,000 (26 percent). The biggest shopping centres to enter the market in 2014 were: Atrium Felicity (75,000 square meters) in Lublin, Galeria Warmińska (41,000 square meters) in Olsztyn, Galeria Siedlce (34,000 square meters) in Siedlce, and Galeria Amber (33,500 square meters) in Kalisz. In fourth quarter alone, shopping centre market expanded by 65,000 sq m in three new projects: Vivo! in Piła (23,800 square meters), Centrum Galardia in Starachowice (18,000 square meters), Galeria Dębiec in Poznań (9,800 square meters), and a number of extensions (11,800 square meters in CH Rywal in Biała Podlaska as the largest).

As of the end of 2014, over 707,000 square meters of shopping centres remained under construction, with almost 547,000 square meters scheduled for completion in 2015.

Most of recently completed shopping centres and retail parks were leased at 90% and higher upon opening, which confirms investors’ more cautious approach to new projects being carefully planned and tailored to the local market requirements

The pace of new retailers’ entries in 2014 was slower than in 2013, partly because of the lack of high quality vacant space in prime properties in Warsaw, which is traditionally the preferred location for the first store in Poland 24 foreign brands entered Poland’s retail market in 2014. Among those who made their debut in the fourth quarter were: Kipling, JOOP! (furniture and home décor accessories), Nuna Lie, Twin-Set, Kiko-Milano, Imaginarium, Avon Studio and Calvin Klein Watch & Jewelry. Also, Inside, Olimp Live and Fight, Gattinoni Roma, NEO, Devred 1902, Sinequanone, Undiz or Kiehl’s Since 1851, among others, entered the market earlier in 2014.

Czech Republic - Despite the tough start, 2014 was one of the most successful years in terms of investment volumes. Higher activity in commercial real estate investment in 2014 was the consequence of several favourable market conditions, such as low interest rates, surplus of capital and motivated sellers. In 2014, six transactions worth €314 million were concluded in the retail sector. In addition to Prague, demand is expected to spread to outlying regions as well.

The market recovery is noticeable. In 2012, 21 transactions were concluded on the Czech market; in 2013 the figure was 37 and in 2014 47 transactions were finalized with the average price of transaction increasing from €35.5 million in 2013 to €42.4 million in 2014. Foreign capital accounted for 83 percent of overall purchases in 2014, the remainder being domestic buyers. American capital was the most prevalent in Czech commercial real estate, accounting for 37 percent. With three large-scale deals totalling €800 million expected to close in the first quarter of 2015, the retail sector is expected to dominate the Czech investment market this year.

Five new shopping centres were opened during 2014. The total volume of stock exceeded 2,313,000 square meters at the end of 2014 resulting in a 3% increase year over year. Overall density in the Czech Republic is around 206 square meters per 1,000 people. After Poland the second highest in the CEE. Currently the real estate development is relatively limited. Only three shopping centers with almost 60,000 square meters are under construction, out of which only one will be finished in 2015.

The number of retailers which entered the Czech market was lower than 2013. This decrease was caused mainly by relatively high saturation and also lack of available space. However the Czech Republic remained a very attractive market for international retailers

Romania – With a total supply of approximately 70,000 square meters, 2014 was the scarcest year in terms of new deliveries of retail projects since 2006. However, encouraged by the surge in retail sales in 2014, the confidence of developers is starting to return and new projects are being planned or are in advanced stages of construction. The modern retail stock in Romania is currently estimated at approximately 2.62 million square meters, while the stock in Bucharest alone accounts for more than 35% of the total.

After a weak performance in 2013, retail sales registered approximately 7.4% growth in 2014, mainly due to the surge in non-food sales. The sustained economic growth, the strong increase in consumption and consumer confidence, which is at the highest level since 2008, are likely to push retailers to consider their cautious expansion plans in Romania. Existing shopping centers with proven good performance are still the main destination of new tenants, due to limited options in terms of new supply. The gap between demand and supply for prime and secondary stock continues to be significant.

In 2014 the most active retailer was H&M, which extended its network of stores by 8 new units to a total of 38 across Romania (the best market in CEE for the brand in terms of revenue)

Prime shopping center rents remained stable over the quarter at EUR 60-70 square meters/month. The highest rents are achieved in the most dominant and best performing shopping malls in Bucharest.

Approximately 167,000 square meters are expected to be delivered in 3 large projects in Romania in 2015: Coresi Retail Park (45,000 square meters) by Immochan in Brasov will be inaugurated in March, Mega Mall (72,000 square meters) by NEPI will open in April in a dominant shopping center in east Bucharest and Timisoara Shopping City (50,000 square meters) also developed by NEPI is planned to be delivered close to the end of the year.

Serbia – Being a small country outside the European Union, Serbia currently lacks the traits of an institutional investment destination. The country was granted EU candidate status as of March 2012. Formal EU accession negotiations with Serbia began in January 2014 with first chapters to be opened on financial regulation and rule of law. The Serbian government has set a goal to enter the EU in 2020.

The only significant retail project delivered in 2013 is the Stadion Shopping Centre in Belgrade with 30,000 sq.m GLA. The capital and the country as a whole suffer from a lack of modern retail space. Although Serbia is still underdeveloped when compared to the rest of the region, the retail market continues to pick up after the economic downturn. The current period is considered attractive for international retailers as they have the opportunity to position themselves in a market which is expected to grow following Serbia’s anticipated EU accession.

The most significant new entrants in the Serbian retail market in 2013 and 2014 are H&M, Lidl, MAC and Apple. Other retailers looking to enter the market in 2015 such as Carrefour, LPP and Kaufland are all set for further expansion. Also, for several years now, IKEA plans to enter Serbian market by opening a few facilities across the country. Due to limited offer, prime shopping centers rarely see any vacant space.

Latvia – After a quick recovery, witnessed during the post crisis period in Latvia, the economy has entered in a stage of more balanced development. The internal determinants of GDP became less important and external obstacles largely determined the pace of growth in 2014. Escalating conflict between Ukraine and Russia, followed by reciprocal economic sanctions between the EU and Russia, increased consumer precaution towards the economic outlook and slowed down private spending. The transition to Euro currency served as an additional source of consumer prudence due to increased concerns about overpaying.

Retailing recorded positive growth, but at a slower pace (2014 versus 2013: +3.6%). The leading retail groups continued adding new stores to the market thus their growth rates are resembled by not only a modest increase in private consumption but also by new store openings. The market continued the trend of new brand entrants as well, such as department store Debenhams, and brand stores like Esprit, Wolford, Love by Mochino, Calvin Klein Jeans, Weekend by Max Mara, Rituals. Retailers are expected to continue to adjust their assortment to the latest market trends as Latvian consumers become more fastidious towards the quality of goods.

There are no vacancies in leading shopping centres and due to growing retailer interest shopping centres Alfa and Origo implemented their expansion plans. In the pipeline with the possible opening in year 2016/2017 is shopping centre Akropolis with GLA of 60’000 m2.

Hungary – In 2014 on the back of increasing performance of agriculture, manufacturing and construction, the seasonally adjusted year-on-year quarterly GDP growth was above 3% during the first three quarters of the year, which means that the country’s economy expanded at its fastest pace in the last 8 years. Although the official statistics are not published yet, based on the latest forecast, a 3.2% annual growth is predicted for 2014. The rebounding economy is also having a positive impact on the labor market: Hungary's unemployment rate between October and December was 7.1%, which is a substantial improvement compared to the corresponding period of last year.

Based on the latest transactional evidence, the prime office yield stands at 7.30%. Prime retail is at 7.25% and prime logistics now stands at 9.25%. We expect a potential 25 basis point compression in the latter two asset classes in the upcoming quarters supported by the improving real estate environment and investment activity. According to our opinion, 2015 will see increasing interest for Hungarian assets from international investors and local funds. We also expect the National Bank to continue its real estate investment program. Based on the deal pipeline, we already foresee that the average ticket size will significantly increase in 2015 and that some landmark assets will be transacted, taking the transaction volume to at least €750-800 million.

Following the drag of retail sales growth between July and September, growth regained momentum in the fourth quarter peaking at 5.6% in December. The quarterly improvement was driven by the traditional holiday spending as well as the sharply falling oil prices, which pushed up vehicle fuel sales. As for the whole year, a 5.2% growth was recorded (approximately 4% if the effects of the data collection change are excluded) driven by a combination of factors: high consumer confidence, close to 0% inflation, improving labor market conditions (including wage growth), lower fuel prices and the mandatory connection of tills to the tax office. As for 2015, a similar strong growth is forecast at around 5%. Although the impressive growth rate of retail sales is a positive sign, it is worth mentioning that the volume of retail sales are still ~15% below their 2006 levels. While the end of the year proved to be successful and advantageous on a household level, the retail sector had to face various new, adverse legislations, which they need to adapt in the upcoming years. The Hungarian government approved several changes concerning the sector, of which the full extent to the market is yet to be seen. New legislation includes: the Sunday closure of shops (concerning shops above 400 square meters)coming into force on March 15, 2015), increased food supervisory fee (the former flat rate of 0.1% becomes progressive based on net revenue peaking at 6%), restricted sale of daily consumables (as from 2017) and the extent of the construction ban. The new legislation triggered loud opposition from various associations in the retail sector while the largest food hypermarket chains (eg. Tesco, Spar) have already announced significant measures (lay-offs, closures, hold back in investments, restructuring operation forms) to minimize the negative effects of them. Having said that, the impact of the legislations over the next 12 month period is yet to be seen.

During the fourth quarter of 2014, Zara Home opened its first Hungarian unit of 900 square meters at Fashion Street and Italian cosmetic brand, Pupa Milano, entered Duna Plaza and Westend Shopping Centre. At the beginning of 2015 Heinemann Duty Free opened a Victoria’s Secret shop of 82 square meters at Terminal 2A of the Budapest Airport. This is the first opening of the American L Brand Group in Hungary. In 2015, we expect new brands to enter the country. The tenant mix of Andrássy Avenue will keep on changing and a new luxury retailer is likely to open soon.

India -

Despite the global economic slowdown, the Indian economy remained relatively strong and was among the fastest growing economies of the world with an average GDP growth rate of 5 % in 2014. The services sector grew by 7%, and its share in the Indian GDP was 60%. The government has reiterated its commitment to adhering to its fiscal deficit target. This factor has significantly reduced the momentum of inflation, and both near-term and longer-term inflation expectations have eased to single digit for the first time since September 2009. On current policy settings, inflation is likely to be below 6 per cent by January 2016. The recent wave of reforms by the Government of India to incentivize FDI in various sectors is bringing a new energy to the investment climate in India. In the construction development sector the Government has liberalized the FDI Policy by reducing the minimum built up to 20,000 sq meters from the existing 50,000 sq meters. The minimum capital requirement for such projects has also been brought down to $5 million from $10 million.

Hotel Business

Our hotel business is affected by trends in each of the geographic areas in which we operate.

The year 2014 presented primarily stagnation in hotel industry in comparison with 2013. Some major cities such as Paris, London & Amsterdam noted a slight increase in the industry, indicating recovery to a certain extent. In various markets an additional recovery was noted while in others there was additional decline. The hospitality industry was very unstable, with several last minute decisions and bookings.

For 2015 we generally expect to follow the European trend showing an expected revpar increase from 2 to 5%.

E.	OFF-BALANCE SHEET ARRANGEMENTS

The following are our off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that we believe are material to investors:

•
In the framework of the transactions for the sale of our holdings in certain subsidiaries or projects, or the realization and sale of certain business activities, we have undertaken to indemnify the respective purchasers for any losses and costs incurred in connection with the sale transactions. The indemnifications usually include: (i) Indemnifications in respect of integrity of title on the assets and/or the shares sold (i.e.: that the assets and/or the shares sold are owned by us and are free from any encumbrances and/or mortgage and the like). Such indemnifications generally survived indefinitely and are capped to the purchase price in each respective transaction. (ii) Indemnifications in respect of other representations and warranties included in the sales agreements (such as: development of the project, responsibility to defects in the development project, tax matters, employees and others). Such indemnifications are limited in time and are generally caped to certain percentages of the purchase price.

•
As part of a lease agreement executed in July 2007 between us and the Israel Land Administration for a long-term lease of land in Tiberius, Israel, we had undertaken to finalize the construction until July 2013. We have provided the Israel Land Administration with two bank guarantees in the aggregate amount of NIS 14 million linked to the increase in the Israeli consumer price index in order to secure our undertakings included in the lease agreement. As a security for the guarantees, we pledged deposits in the same amount. In accordance with the terms of the lease agreement, in the event either of the parties does not comply with the terms of the agreement, the agreement can be terminated by the other party.

•
A former subsidiary of PC incorporated in Prague ("Bestes"), which was sold in June 2006 is a party to an agreement with a third party ("Lessee"), for the lease of commercial areas in a center constructed on property owned by it, for a period of 30 years, with an option to extend the lease period by an additional 30 years, in consideration for €6.9 million (approximately $8.5 million), which has been fully paid. According to the lease agreement, the Lessee has the right to terminate the lease, subject to fulfillment of certain conditions set forth in the agreement. As part of the agreement for the sale of Bestes to Klepierre in June 2006, it was agreed that PC will remain liable to Klepierre in case the Lessee terminates its contract. PC’s management is of the opinion that this commitment will not result in any material amount due to be paid by it.

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

•
As required under the lease agreement for our new executive offices, in 2013 we provided bank guarantees to secure our compliance with the terms of the agreement in the total amount of approximately NIS 0.6 million.

•
We have guaranteed certain of our Project Companies’ obligations under the loans agreements with third parties up to an aggregate amount of NIS 419 million. In addition, PC is a guarantor to obligations under loan agreements of its project companies with third parties up to an aggregate amount of NIS 169 million.

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

Our contractual obligations consist mainly of: (i) long-term borrowings (mainly loans from banks and financial institutions and non convertible notes); (ii) commitments towards suppliers, subcontractors and other third parties in respect of land acquisitions and operational lease; and (iii) other long term liabilities reflected in the balance sheet. Our contractual obligations are generally linked to foreign currencies (mainly Euro and U.S. dollar) and/or other indexes (such as the Israeli consumer price index). Below is a summary of our significant contractual obligations as of December 31, 2014 in NIS, based upon the representative exchange rate of the NIS as of the balance sheet date, against the currency in which the obligation is originally denominated or based on the respective index of the Israeli consumer price index as of December 31, 2014. Actual payments of these amounts (as are presented in our financial statements) are significantly dependent upon such exchange rates or indexes prevailing as at the date of execution of such obligation, and therefore may significantly differ from the amounts presented herein below.

	Payments due by Period (in NIS thousands)
Contractual Obligations as of December 31, 2014	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
Long-Term Debt (1)	3,345,408	345,745	1,566,644	1,306,931	126,088

Total	3,345,408	345,745	1,566,644	1,306,931	126,088
___________________

(1)
Long term debt includes interest that we will pay from January 1, 2015 through the loan maturity dates. Part of our loans bear variable interest rates and the interest presented in this table is based on the LIBOR rates known as of December 31, 2014. Actual payments of such interest (as presented in our financial statements) are significantly dependent upon the LIBOR rate prevailing as of the date of payment of such interest. For additional information in respect of the long term debt, see “Item 5.B. Liquidity and Capital Resources - Other Loans."

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

NAME	AGE	POSITION
Ron Hadassi	50	Chairman of the Board of Directors and Director
Alon Bachar	45	Director
Zvi Tropp (1) (2)	75	External Director
Eliezer Avraham Brender (1)	37	Director
Shlomi Kelsi (1) (2)	43	Director
Elina Frenkel Ronen (1) (2)	41	External Director
Yoav Kfir (1)	42	Director
Boaz Lifschitz	46	Director
Nadav Livni	41	Director
Ran Shtarkman(3)	47	CEO of PC and former Co-Chief Executive Officer of the Company until 2012
Doron Moshe	44	Acting Chief Executive Officer and Chief Financial Officer
Zvi Maayan(4)	48	General Counsel
_______________________________
(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Mr. Shtarkman has served us notice of his resignation, to enter into effect July 1, 2015
(4)	Mr. Maayan has served us notice of his resignation, to enter into effect July 1, 2015

ALON BACHAR. Mr. Bachar, 45, serves as a director of Elbit Medical, as well as the Chief Financial Officer of the Bronfman-Fisher Group since 2006, and as the Chief Executive Officer of Isralom Properties Ltd. since 2012, and serves as a director of Palace Industries (P.I.) Ltd. and Shufersal Ltd. From 2003 until 2006, Mr. Bachar served as the Deputy Chief of the corporate division of Bank of Jerusalem Ltd. From 1999 until 2003, Mr. Bachar served as Credit Officer of the corporate division in the Industrial Development Bank of Israel Ltd. From 1996 until 1999, Mr. Bachar served as an Analyst and Credit Officer in the corporate division of Bank Leumi L’Israel B.M. Mr. Bachar holds a B.A in Economics from Tel Aviv University, as well as an MBA from Ben-Gurion University.

ELIEZER AVRAHAM BRENDER. Mr. Brender, 37, has served as Founder, General Partner and Chief Investment Officer of Exigent Capital Management, a hedge fund manager, since 2008, as well as Founder, General Partner, directors of Liberty SBF, a commercial real-estate lender since 2011. From 2004 until 2008, Mr. Brender served as Managing Director of Poal Capital Partners, a commercial real-estate investor and operator. From 2000 until 2001, Mr. Brender served as a Foreign Exchange Analyst at JP Morgan Chase. Mr. Brender serves as a member of the Investment Committee of Shalem College, Jerusalem, and as a member of the board of directors of Ha’Am Ha’Yehudi (AISH Tel Aviv), a non-profit organization. Mr. Brender holds several professional licenses.

RON HADASSI. Mr. Hadassi, 50, serves as the chairman of the board of Elbit Medical and the board of PC, and as a Senior Manager of the Bronfman-Fisher Group, as well as the Vice Chairman of Super-Sol Ltd., Isralom Properties Ltd. and Palace Industries Ltd. Mr. Hadassi also serves as Executive Chairman and served as acting Chief Executive Officer of Nanette Real Estate Group N.V. until March 2014. From 2005 until 2012, Mr. Hadassi served as Chairman of the board of directors of Northern Birch Ltd. (IKEA Israel), where he continues to serve on the board and as Chairman of a subsidiary. Mr. Hadassi has served on the boards of public companies including Blue Square Israel Ltd., Blue Square Real Estate Ltd., Bet Shemesh Engines Holdings Ltd., Naaman Group (N.V(. Ltd. and Olimpia Real Estate Holdings as well as its subsidiaries. Mr. Hadassi is a banking and finance professor at Hebrew University, Jerusalem, the Interdisciplinary Centre, Herzeliya, and the College of Management, Rishon LeZiyon, holds a B.A in Economics and Political Science, an LL.B and an MBA, all from Tel Aviv University, and is a member of the Israeli Bar.

SHLOMI KELSI. Mr. Kelsi, 43, servers as a director of PC, and has served as the Managing Director and General Manager of all holding subsidiaries of Ampal-American Israel Corporation since 2013. From 2009 until 2012, Mr. Kelsi served as the Deputy Chief Executive Officer and director of Industrial Development Bank of Israel Ltd., up to its acquisition by the Israeli government. From 2002 until 2009, Mr. Kelsi served as co-CEO of Risk Modules, a consulting firm. From 1997 until 2002, Mr. Kelsi served as a Senior Manager at KPMG Somekh Chaikin. Mr. Kelsi holds a B.A in Accounting and Economics as well as an M.Sc. in Finance, both from Tel-Aviv University, and is a Certified Public Accountant.

YOAV KFIR. Mr. Kfir, 42, serves as a director of Elbit Medical as well as the Founder and Managing Director of the VAR Group. Mr. Kfir has served as interim Chief Executive Officer, Chief Financial Officer, advisor or court appointed officer with respect to various companies. Among his roles, Mr. Kfir served as a creditors’ committee member in the restructuring process of the Company, receiver and trustee to Alvarion Ltd., financial advisor in the IDB Group take-over and restructuring process, trustee to Eshbal Technologies Ltd. and a court appointed expert to Sunny Electronics Ltd. Prior to founding VAR Group, Mr. Kfir managed audit cases as well as business development at Kesselman & Kesselman, a member of PwC International. Mr. Kfir is the sole non-government member of the Friends’ Society of Jerusalem Mental Hospitals and serves as chairman of several audit committees of non-profit organizations. Mr. Kfir holds a B.A in Business Administration from the College of Management, Rishon LeZiyon, and is a Certified Public Accountant.

BOAZ LIFSCHITZ. Mr. Lifschitz, 46, is a co-founder and General Partner of Peregrine Ventures, a venture capital fund. Mr. Lifschitz previously served as Chief Operating Officer and Chief Financial Officer of VisionCare Opthalmic Technologies. Mr. Lifschitz served on the board of Elbit Medical, InSightec, Gamida and Neovasc Inc. (NVC.V), serves as Chairman of Cartiheal Ltd. and board member of other privately held companies. Mr. Lifschitz holds a B.Sc. from Bar-Ilan University as well as a M.Sc. from Boston University jointly with Ben Gurion University.

NADAV LIVNI. Mr. Livni, 41, serves as a director of PC and is the founder and Managing Director of The Hillview Group, a privately-owned Merchant Bank based in London. Since 2006, The Hillview Group has expertly managed over $3 billion of strategic capital market transactions across Central and Eastern Europe, Russia, Africa and USA. During his 20 year career, Nadav has advised governments, controlling shareholders and senior management on all aspects of capital markets transactions. In his previous roles at Deutsche Bank, Goldman Sachs and KPMG, Nadav participated in over $100 billion of transactions in the real estate, financial services, healthcare and consumer sectors, specialising in mergers and acquisitions, structuring innovative funds and all aspects of capital raising in the public and private markets. Nadav is a qualified Chartered Accountant, holds a Bachelor of Commerce from the University of the Witwatersrand, an MSc. in Finance from City University Business School and is a guest speaker at London Business School on the topics of Private Equity and Real Estate Investment.

ELINA FRENKEL RONEN.  Ms. Frenkel Ronen has served as one of our external directors since December 2008. Ms. Frenkel Ronen currently serves as a member of the board of the Institute of CPAs in Israel as the Chair of the CEOs, CFOs and Controllers Committee of the Institute of CPAs in Israel(since 1997), and as an external director of Tempo Beverages Ltd (since 2012) and as an external director of IDB Development Ltd. Ms. Frenkel Ronen has served as the Chairperson of the Board of Directors of Haifa Port Ltd (2008-2011), and an External Director Tao Tsuot Ltd (2008-2011). Ms. Frenkel Ronen served as an External Director of Micromedic Technologies Ltd (2011-2014). Ms. Frenkel Ronen served as the Public Representative for the Public Utility Authority – Electricity (2004-2007). Ms. Frenkel Ronen has headed her family’s real estate business (2005-2013). Ms. Frenkel Ronen professional experience includes financial management (CFO) in Tnuva Industries and its 97 subsidiaries (1993-1999), and Orek Paper (2008-2012) and Sherutey Hashomrim group (security, cleaning, and information technology (IT) systems security) (1999-2002). Ms. Frenkel Ronen also managed the financial aspects of Chapter 11 procedures - nomination received from the trustee appointed by the Court of law. Ms. Frenkel Ronen holds a B.A. in accounting and economics and an Executive M.B.A., both from Tel-Aviv University. Ms. Frenkel Ronen is a Certified Public Accountant.

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

DORON MOSHE. On April 2, 2015, Mr. Moshe was appointed as our acting Chief Executive Officer. In addition, Mr. Moshe has served as our CFO from January 1, 2010. From January 2006 until January 2010, Mr. Moshe served as our Chief Controller. From 2001 until 2005, Mr. Moshe served as the Controller of our subsidiaries. Mr. Moshe also serves as Chief Finance Officer of Elbit Medical. From 2000 until 2001, he served as the Controller for a group of public companies in the fields of contracting, real estate, and technology, and from 1999 until 2000, he was a senior accountant at KPMG Israel. Mr. Moshe holds a B.A. in Accounting and Economics from the University of Haifa and is a Certified Public Accountant.

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

Aggregate 2014 Compensation of Directors and Officers

The aggregate compensation paid to or accrued on behalf of all persons as a group (17 persons – who served in the capacity of director or executive officer in the year ended December 31, 2014 (including compensation paid to our former CEO and our former chairman during 2014) was approximately NIS 11.5 million (approximately $3 million). Such aggregate amount includes management fees, salaries and certain fringe benefits and accrued amounts in respect of pensions and retirement benefits, but does not include stock-based compensation expenses relating to options granted to our directors and officers. As detailed in Item 4A, under “Our Debt Restructuring”, all non-external members of our board of directors were replaced on March 13, 2014, which together with the replacement of our CEO and Chairman led to a relatively large group of persons receiving compensation during the preceding year. We note that no bonuses were awarded to our directors and executive officers with respect to the year ended December 31, 2014.

In addition, our directors and officers participate in share or option allocations pursuant to various plans adopted by us, our subsidiaries and our associates.

For information regarding the terms of grant and exercise under all plans, see “Item 6.E. Share Ownership - 2006 Employees, Directors and Officers Incentive Plan.”

Compensation Table

 The table below reflects the compensation granted to our five most highly compensated office holders as such term is defined under the Companies Law (including former office holders) during or with respect to the year ended December 31, 2014. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table below, “compensation” includes salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2014 plus compensation paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Employees was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Name and Principal Position (1)	Salary Cost (NIS Thousands) (2)	Consultancy Fees (NIS Thousands)	Bonus (NIS Thousands) (3)	Equity-Based Compensation (NIS Thousands) (4)	Total (NIS Thousands)
Ron Hadassi Chairman of the Board and former acting CEO (5)	516	770	-	715	2,001
Shimon Yitzhaki Former Chairman of the Board(6)	2,398	-	-	101	2,499
Ran Shtarkman CEO of Plaza Centers N.V.		2,557	-	93	2,650
Yaron Carmon CEO of Elbit Fashion Ltd. (7)	1,196	-	702	-	1,898
Doron Moshe CFO and Acting CEO	1,176	-	-	150	1,326
____________________

(1)
Unless otherwise indicated herein, all Covered Executives are employed on a full-time (100%) basis. The positions of the Covered Executives in this table represent their position as of the date of this filling.

(2)
Salary cost includes the Covered Executive's gross salary plus payment of social benefits made by the Company on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers' Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, car, medical insurances and benefits, convalescence or recreation pay and other benefits and perquisites consistent with the Company’s policies.

(3)	Represents annual bonuses granted to the Covered Executives based on formulas set forth in their respective employment agreements.

(4)
Represents the equity-based compensation expenses recorded in the Company's consolidated financial statements for the year ended December 31, 2014 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 2R to our consolidated financial statements included in this annual report on Form 20-F for the year ended December 31, 2014.

(5)	Mr. Hadassi devoted 90% of his business hours to the affairs of the Company during 2014.

(6)
Mr. Yitzhaki devoted 90% of his business hours to the Company. He ceased service as an office holder on February 20, 2014. A significant part of  Mr. Yizhaki's cost  during 2014 represent  notice period that Mr. Yitzhaki was entitled to in accordance with the term of his employment agreement.

(7)	Mr. Carmon was an office holder under the Companies Law, but not an executive officer as such term is defined in 17 CFR Section 240.3b-7.

Independent Director Compensation

The compensation of our external directors is governed by regulations promulgated under the Companies Law (the "Compensation Regulations"). According to the Compensation Regulations, we pay our external directors, both of whom have been designated as experts by our Board of Directors, the maximum annual fee set forth in the Compensation Regulations for non-experts and the maximum meeting attendance fee set forth in the Compensation Regulations for experts. The amounts payable by a company to external directors under the Compensation Directors are based on the amount of the company's shareholders' equity as of the end of the previous year. Accordingly, in 2014, we paid our external directors NIS 37,115 (approximately $10,824) per year and NIS 3,300 (approximately $962) per meeting. The fees payable to our external directors in 2015 under the Compensation Regulations will be NIS 85,705 (approximately $24,994) per year and NIS 4,390 (approximately $1,280) per meeting, subject to adjustment for CPI changes pursuant to the Compensation Regulations.

Adoption of Compensation Policy

In August 2014, following our shareholders’ approval, we adopted a compensation policy for our officers and directors (the “Compensation Policy”), an English translation of which was filed with the Securities and Exchange Commission. For further discussion regarding the Compensation Policy, please see Item 10B “Memorandum and Articles of Association” below and our Reports on Form 6-K filed on July 10, 2014 and August 14, 2014 which our incorporated herein by reference.

Services of our Chairman, Mr. Ron Hadassi

In August 2014, our shareholders approved a compensation plan for Mr. Hadassi for his services as the Chairman of our Board of Directors. The terms of the consideration for such services are as follows:

•	A fixed cash fee of NIS 80,000 per month (the “Fixed Compensation”), reflecting a scope of 90% of Mr. Hadassi’s business hours (based on a rate of NIS 89,000 per a full-time position).

•
Additional payments, benefits and expenses, including a company car and related expenses, income tax and VAT in the total amount of 50% of the Fixed Compensation, including any applicable taxes deriving from the Fixed Compensation and benefits. Notwithstanding the foregoing, any amounts of VAT refundable to (or subject to offset by) the Company shall be in addition to the Fixed Compensation and such 50% addition.

•
An annual cash bonus, to be determined by the Compensation Committee and Board of Directors in accordance with the Company’s Compensation Policy, which shall in no event exceed an amount equal to the Fixed Compensation payable for 3.5 months of continued service. Mr. Hadassi shall not be entitled to a bonus or other variable compensation due to his success in meeting personal targets or discretionary bonuses.

•
Options exercisable in to 5,703,793 ordinary shares, no par value, of the Company, constituting approximately1.0% of the Company's issued and outstanding share capital on a fully diluted basis with a vesting period of 3 years, subject to Mr. Hadassi’s continued service with the Company.

•
These compensation terms shall be in effect until March 21, 2017, and shall be subject to annual review by the Compensation Committee, which shall determine if such terms require updating pursuant to the Company’s requirements and business. Any modification or extension of such terms shall be made pursuant to the requisite corporate approvals and subject to Mr. Hadassi’s annual re-election as a Director and continued appointment as Chairman.

•
Mr. Hadassi shall be entitled to a period of notice prior to termination of his rights to receive the aforementioned compensation, calculated as follows: If notice of such termination is delivered during Mr. Hadassi’s first year of service – one month’s notice; during Mr. Hadassi’s second year of service – one and a half months’ notice; during Mr. Hadassi’s third year of service and thereafter – two months’ notice.

•
Mr. Hadassi may be entitled to receive a retirement bonus up to an amount equal to the Fixed Compensation payable for 4 months of continued service, calculated as follows: If notice of termination of Mr. Hadassi’s right to receive the aforementioned compensation is delivered during Mr. Hadassi’s first year of service – an amount equal to the Fixed Compensation payable for 2 months of continued service; If notice of termination is delivered during Mr. Hadassi’s second year of service – an amount equal to the Fixed Compensation payable for 3 months of continued service; If notice of termination is delivered during Mr. Hadassi’s third year of service and thereafter – an amount equal to the Fixed Compensation payable for 4 months of continued service.

•
Mr. Hadassi shall be covered under the Company's Directors and Officers Liability insurance policies and the Company's indemnification undertaking shall remain valid and binding and shall not be changed, cancelled or nullified by virtue of the aforementioned engagement.

•	It was clarified that Mr. Ron Hadassi shall be entitled to no further compensation for his services as our Acting Chief Executive Officer.

Services of our Director, Mr. Boaz Lifschitz

In August 2014, our shareholders approved our entering into a consultancy agreement with Mr. Lifschitz for consultancy services relating to the life sciences field (the “Services”) to the Company and its subsidiaries (and other related companies). In consideration for such services, the Company shall pay Mr. Lifschitz an annual fee of NIS 100,000 plus VAT, payable in quarterly installments in arrears as well as reimbursement for expenses incurred within the providing of the Services, in accordance with the Company’s policy regarding reimbursement of expenses. Such fees shall be made in addition to the fees Mr. Lifschitz is entitled to in his capacity as a member of our Board. The Company will have the option to terminate this arrangement upon 30 days’ notice.

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

The initial term of an external director is three years, and such term may be extended for up to two additional three-year terms. In addition, the service of an external director may be extended for additional terms of up to three years each, if both the audit committee and the board of directors confirm that, in light of the expertise and contribution of the external director, the extension of such external director's term would be in the interest of the company. Reelection of an external director may be effected through one of the following mechanisms: (1) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term; or (2) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee, or the nominee proposed themselves for reelection, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company. External directors may be removed only in a general meeting, by the same percentage of shareholders as is required for their election, or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to us. Each committee of a company’s board of directors that is authorized to exercise powers of the board of directors is required to include at least one external director, and all external directors must be members of the company’s audit committee and compensation committee.

An external director is entitled to reimbursement of expenses and to monetary and other compensation as provided in regulations promulgated under the Companies Law, but is otherwise prohibited from receiving any other compensation, directly or indirectly, for his serving as a director of the company.

 Mr. Zvi Tropp’s fourth three-year term as an external director commenced on September 30, 2013, and Ms. Elina Frenkel Ronen’s third three-year term as an external director commenced on January 8, 2015.

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

Our audit committee is comprised of three members, all of whom meet all requisite independence and other professional requirements. Our audit committee operates in accordance with a charter and written procedures governing approval of any proposed transactions with our external auditors. Within the framework of such governing documents, the audit committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on our financial statements. The audit committee's specific responsibilities in carrying out its oversight role include the approval of all audits and permitted non-audit services to be provided by the external auditor.

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

The members of our audit committee are Shlomi Kelsi, Zvi Tropp, Elina Frenkel Ronen, Eliezer Brender and Yoav Kfir.

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

As of March 31, 2015, we employed or contracted 26 persons as employees or consultants in investment, administration and managerial services, all of whom work out of our headquarters in Israel. As of March 31, 2015, PC had 120 employees, consultants and part time employees in the Netherlands, CEE, Greece and India. As of March 31, 2015, our Hotel division had 509 employees.

As of March 31, 2014, we employed or contracted 41 persons as employees or consultants in investment, administration and managerial services, all of whom work out of our headquarters in Israel. As of March 31, 2014, PC had 116 employees, consultants and part time employees in the Netherlands, CEE, Greece and India. As of March 31, 2014, our Hotel division had 509 employees. As of March 31, 2014, Elbit Fashion employed 548 employees.

As of March 31, 2013, we employed or contracted 49 persons as employees or consultants in investment, administration and managerial services, all of whom work out of our headquarters in Israel. As of March 31, 2013, PC had 160 employees, consultants and part time employees in CEE, Greece and India. As of March 31, 2013, our Hotel division had 522 employees. As of March 31, 2013, Elbit Fashion employed 488 employees.

As of March 31, 2013, we employed six employees in the United States, in investment, administration and managerial services for our U.S. investment platform.

We are not party to any collective bargaining agreement with our employees or with any labor organization.

E.	SHARE OWNERSHIP

As of April 1, 2015, our directors and executive officers hold 15,700 options exercisable up to 14,895 of our ordinary shares1, representing approximately 0.02% of our share capital. This figure includes options to purchase ordinary shares that were vested on such date or that were scheduled to vest within the following 60 days.

The following is a description of each of our option plans, including the amount of options currently outstanding and the exercise prices of such options.

Incentive Plan for the Chairman of our Board, Mr. Ron Hadassi

As part of the compensation plan for the Chairman of our Board, Mr. Ron Hadassi, approved at our General Meeting held on August 14, 2014 (the “Chairman’s Incentive Plan”), Mr. Hadassi was granted options exercisable in to 285,190 ordinary shares, no par value, of the Company, constituting approximately 1.0% of our then issued and outstanding share capital on a fully diluted basis. The exercise price of the options is NIS 17.2 per share, the closing price of our ordinary shares on the TASE on March 20, 2014 (as adjusted), the last trading day preceding the date of Mr. Hadassi’s appointment as Chairman (which occurred on March 21, 2014). The options will vest over a period of three years, in three equal annual installments on March 21 of each year (namely, the date of Mr. Hadassi’s appointment as Chairman of our Board), and will have a term of five years from the date of grant.

In event of and upon termination of Mr. Hadassi’s position as an Executive Chairman of our Board or termination of his services to the Company, all unvested options shall immediately expire.

1
Not including options to purchase 95,063 of our ordinary shares, the grant of which was approved for the Chairman of our Board, but which have not been awarded to our Chairman as of the date hereof. For further detail, see below under “Incentive Plan for the Chairman of our Board, Mr. Ron Hadassi”.

In event of any reduction of Mr. Hadassi’s services and the compensation he is entitled to thereof to an amount reflecting less than 90% of his business hours, an applicable amount of options equal to the product of (i) the unvested portion of options multiplied by (ii) such reduction in his business hours shall expire. For example, if Mr. Hadassi’s services and the compensation he is entitled to thereof are reduced to an amount reflecting a reduction of 9% of his business hours, and as of the date of such reduction the unvested portion of his options amounts to 10,000,000 options, an amount equal to 1,000,000 of such options shall expire.

As of April 29, 2015, no award of the aforementioned options has been made.

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

As of March 31, 2015, options to purchase 59,189 ordinary shares were outstanding under the 2006 Plan, all of which options were fully vested.

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

As of March 31, 2015, options to purchase 430,000 shares were outstanding under the 2010 Incentive Plan for InSightec Shares all of which are fully vested.

2011 Elbit Employees and Officers Incentive Plan for Elbit Medical Technologies Ltd.’s Shares

In April 2011, our board of directors adopted the Elbit Employees and Officers Incentive Plan for Elbit Medical Technologies Ltd.’s shares (the "2011 Plan") for the grant of up to 158,637,000 options exercisable into 79,443,500 ordinary shares of Elbit Medical for an exercise price of NIS 0.40. The exercise price of each option will be reduced upon distribution of dividends, stock dividends etc. The exercise mechanism of the options into Elbit Medical's shares will be as follows: at the exercise date the Company shall transfer to each option holder shares equal to the difference between (A) the price of Elbit Medical's shares on the TASE on the exercise date, provided that if such price exceeds 100% of the exercise price, the opening price shall be set as 100% of the exercise price (the "Capped Exercise Price"); less (B) the exercise price of the options; and the result (A minus B) will be divided by the Capped Exercise Price. In November 2012, our board of directors adopted an amendment to the 2011 Plan increasing the number of options issuable from 158,637,000 to 187,708,000 and resolved to amend the exercise price per share to NIS 0.133 and extend the expiration date of such options to November 29, 2017 in respect of employees and officers who served at Elbit Group at that time.

In addition, in September 2014, our board of directors granted an additional 14,400,000 options to past and present officers of Elbit Medical with an exercise price of NIS 0.115 per share.

As of March 31, 2015, 174,704,500 options were granted to our employees and officers. As of March 31, 2015, 140,035,500 options were outstanding under the 2011 Plan of which 117,228,919 were vested

PC Share Option Scheme, as amended

PC’s Option Plan, as amended in August 2007, November 2008 and November 2011 ( “PC's First Option Plan”) provides for the grant of up to 33,,834,586 options to employees, directors, officers and other persons who provide services to PC, including our employees for no consideration. In November 2012 the number of options to be granted was increased by 14,000,000 additional options.("PC's Second Option Plan"). The exercise price per option is the average closing price of PC's shares traded on the London Stock Exchange (“LSE”) during the fifteen-day period prior to the date of grant.

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

As of March 31, 2015, 24,442,373 options to purchase ordinary shares were outstanding under PC's Option Plan of which 23,115,706 options were vested.

PC India Holdings Public Company Limited (“PCI”) Share Plan

On September 7, 2010, PCI adopted an incentive plan for the grant of options to officers and employees of PCI, us and of affiliate companies (the “2010 PCI Plan”).

The 2010 PCI Plan provides for the grant of up to 14,697 options exercisable into Ordinary C Shares of PCI, to employees, directors and officers of PCI and/or affiliates of PCI including our employees. The exercise price per option shall be determined by the board or by the administrator of the plan. The options expire seven years from the date of grant and the exercise price of each option is EUR 227.

Under the terms of the 2010 PCI Plan, options vest over a period of three years, so that 33.33% of the options granted become exercisable on each of the first, second and third anniversaries of the date of grant.

As of March 31, 2015, options to purchase 14,212 Ordinary C Shares were outstanding under the 2010 PCI Plan all of which are fully vested.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

We had 27,572,429 ordinary shares outstanding as of April 1, 2015. The voting rights of all shareholders are the same. The following table sets forth certain information as of April 1, 2015, unless stated otherwise, concerning (i) persons or entities who, to our knowledge, beneficially own more than 5% of our outstanding ordinary shares and (ii) the number of our ordinary shares beneficially owned by all of our directors and officers as a group:

Name and Address	Number of Shares Beneficially Owned		Approximate Percentage of Shares
York Capital Management Global Advisers LLC and/or certain funds and/or accounts managed by it or its affiliates (1)	5,447,850		19.7%
Davidson Kempner Capital Management LP and/or certain funds and/or accounts managed by it or its affiliates (2)	3,943,584		14.3%
All officers and directors as a group	14,895	(3)	0.02%
_________________

(1)	Based on information received from the shareholders on March 10, 2015.
(2)	Based on information received from the shareholders on March 26, 2015.
(3)
Includes options to purchase ordinary shares that were vested on March 10, 2015 or that were scheduled to vest within the following 60 days, but does not include options to purchase 95,063 of our ordinary shares, the grant of which was approved for the Chairman of our Board, but which have not been awarded to our Chairman as of the date hereof. For further detail, see Item 6E. above under “Incentive Plan for the Chairman of our Board, Mr. Ron Hadassi”.

York Capital Management Global Advisers LLC and Davidson Kempner Capital Management LLC, together with their respective affiliates, were significant note holders of ours and became significant shareholders as a result of the Debt Restructuring.

Prior to the consummation of the Debt Restructuring on February 20, 2014, Mr. Mordechai Zisser, through companies under his control, beneficially owned 12,545,527 ordinary shares, which then constituted approximately 50% of our outstanding ordinary shares. Immediately following the closing of the Debt Restructuring, these shares constituted approximately 2.26% of our outstanding shares. The companies that hold such shares are currently under receivership as a result of having defaulted on secured loans owing to Bank Hapoalim.

B.	RELATED PARTY TRANSACTIONS

InSightec Series D Investment Agreement

As detailed in Item 5 “Operating and Financial Review and Prospects”, on June 29, 2014, York Global Finance II S.à r.l., a company owned by York Capital Management Global Advisers LLC and affiliated with York Global Finance Offshore BDH (Luxembourg) S.à.r.l (a significant note holder in PC) (the “Investor”), entered into the InSightec Investment Agreement with InSightec pursuant to which the Investor and certain other subsequent investors invested an aggregate amount of $50 million in InSightec, reflecting a pre money valuation of InSightec of $200 million (on a fully diluted, as-converted basis), subject to certain adjustments as specified in the InSightec Investment Agreement.

PC Debt Restructuring

As detailed in Item 5 “Operating and Financial Review and Prospects”, on June 23, 2014, subject to the application of certain conditions precedent, we undertook to exercise (or procure that other persons will exercise) all of our rights in PC’s offering of shares and to procure subscriptions for any unexercised portion of such offering. In relation to the above, we entered into a back-stop agreement withBLML (an affiliate of our shareholder Davidson Kempner Capital Management LP), pursuant to which BLML agreed to purchase under the offering up to €10 million of shares of PC, subject to similar conditions precedent. On December 19, 2014, PC announced that it had successfully completed the Rights Offering, and we announced that EUL had purchased 122,847,376 new ordinary shares of PC under the Rights Offering and the arrangements under the Undertaking for an aggregate amount of approximately €8.3 million and procured that BLML will purchase 163,803,197 new ordinary shares of PC for an additional amount of €11.05 million.

Joint venture agreement with PC

As detailed in Item 4B. “Business Overview”, in August 2008 we entered into the EPI Agreement with PC, under which, amongst other things, PC was allotted 47.5% of the EPI. EPI is holding two plots in India (in Bangalore and Chennai) in conjunction with local Indian partners and has engaged with certain third parties with respect of the Kochi Island project. As of the date of the execution of the EPI Agreement through the date of this annual report, the Kochi Island project was held through a special purchase vehicle other than EPI. We agreed that 50% of our rights in the Kochi Island project will be held in favor of PC, and we undertook and guaranteed to transfer the holdings in the Kochi project to EPI or 50% to PC within 12 months following the execution of the EPI Agreement, or alternatively to repay the consideration paid by PC for the rights in the project. This undertaking and guarantee have since been extended until August 25, 2013. On November 11, 2013, PC notified us of its demand that we repay the amount paid by PC for the Kochi Island project together with the interest accumulated thereupon, amounting to approximately €4.3 million (US$ 5.2 million) due to alleged failure to timely meet certain conditions set forth in the EPI Agreement. On November 24, 2013 we rejected PC's claims of such failure and demand for repayment.

Relationship Agreement with PC

On October 27, 2006, we entered into an agreement with PC pursuant to which we undertook, as long as we hold at least 30% of the issued share capital of PC, that neither we nor any person connected with us will compete with the business of PC related to the development of commercial and entertainment centers in Central and Eastern Europe or India or the development of the Dream Island or Casa Radio projects. The Relationship Agreement terminates in the event that PC’s issued share capital ceases to be admitted to the main market of the London Stock Exchange. In the framework of the Amended PC Plan we were required by the UK Listing Authority to enter into an amended and restated relationship agreement on basically the same terms, with minor adjustments due to regulatory changes not affecting the essence of the agreement.

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

See our annual consolidated financial statements on our current report on Form 6-K filed with the SEC on March 31, 2015, which is incorporated by reference herein.

Legal Proceedings

For information regarding the legal proceeding we are involved in, see "Item 4.A History and Development of the Company – Recent Events" and note 18B to our annual consolidated financial statements.

Dividend Distribution Policy

To date, we do not have a dividend distribution policy. Consequentially, our Board may issue dividends at its sole discretion.

It should be noted that under the Refinancing Agreement and the terms of the Series H and Series I notes certain limitations were imposed on the distribution of dividends prior to the redemption of such debt.

B.	SIGNIFICANT CHANGES

There are no significant changes that have occurred since December 31, 2014, except as otherwise disclosed in this annual report and in our annual consolidated financial statements.

ITEM 9. THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “EMITF” and on the TASE under the symbol "EMIT." As stated in the Special Explanatory Note to this Annual Report, share and share price information have been adjusted to reflect the 1-for-20 reverse share split effected by us on August 21, 2014.

Information regarding the price history of the stock listed

The annual high and low sale prices for our ordinary shares for the five most recent full financial years are:

	NASDAQ		TASE
Year Ended December 31,	High ($)	Low ($)	High ($)	Low ($)
2014	26.4	1.25	26.48	1.21
2013	70	13.8	68.2	14.6
2012	66.4	36	64.6	34.8
2011	279.4	39.6	254.8	38.6
2010	495.2	241	501.6	247.4

The quarterly high and low sale prices for our ordinary shares for the two most recent full financial years and any subsequent period are:

	NASDAQ		TASE
Financial Quarter	High ($)	Low ($)	High ($)	Low ($)
2015
Q1	2.14	1.29	2.09	1.32
Q2 (through April 12, 2015)	1.5	1.22	1.46	1.21

2014
Q1	26.40	3.20	26.48	3.42
Q2	4.69	3.40	4.68	3.38
Q3	4.40	2.97	4.38	2.94
Q4	3.00	1.25	2.93	1.21

2013
Q1	70	28.6	68.2	30.6
Q2	48.4	40.2	48	40.2
Q3	42.4	20.4	40.8	20.4
Q4	25.6	13.8	24.4	14.6

The monthly high and low sale prices for our ordinary shares during the past six months were:

	NASDAQ		TASE
Month	High ($)	Low ($)	High ($)	Low ($)
April 2015 (through April 28)	1.5	1.22	1.46	1.21
March 2015	1.76	1.29	1.73	1.30
February 2015	1.81	1.67	1.73	1.64
January 2015	2.14	1.73	2.09	1.65
December 2014	1.91	1.25	1.92	1.21
November 2014	2.60	1.95	2.54	1.95
October 2014	3.00	2.54	2.93	2.50

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

Approval of Certain Transactions

A recent amendment to the Companies Law imposes new approval requirements for the compensation of office holders. Every Israeli public company was required to adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders, in that order, no later than January 12, 2014. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described in the following paragraph regarding transactions with a controlling shareholder). In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy. In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must be approved separately by the compensation committee, the board of directors and the shareholders of the company (by the same majority noted above), in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors. In addition, under the Companies Law and our Amended and Restated Articles of Association, transactions with our officers or directors or a transaction with another person in which such officer or director has a personal interest must be approved by our audit committee, board of directors or authorized non-interested signatories, and if such transaction is considered an extraordinary transaction (as defined below) or involves the engagement terms of officers, the transaction must be approved by the audit committee and board of directors. Our Compensation Committee and Board adopted a compensation policy, which our shareholders subsequently approved at the annual general meeting of our shareholders held on August 14, 2014.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including compensation, benefits, exculpation, insurance and indemnification. The compensation policy must take into account certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must include certain principles, such as: a link between variable compensation and long-term performance and measurable criteria; the relationship between variable and fixed compensation; and the minimum holding or vesting period for variable, equity-based compensation. We believe that our Compensation Policy satisfies these requirements.

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

Insurance - we may insure the liability of any director or officer to the fullest extent permitted by law. Without derogating from the aforesaid, we may enter into a contract to insure the liability of a director or officer for an obligation imposed on him in consequence of an act done in his capacity as such, in any of the following cases:

(i)	A breach of the duty of carevis-a-vis us or vis-a-vis another person;

(ii)	A breach of the duty of loyalty vis-a-vis us, provided that the director or officer acted in good faith and had reasonable basis to believe that the act would not harm us;

(iii)	A monetary obligation imposed on him in favor of another person;

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

Rights Attached to Shares

Our registered share capital consists of a single class of 35,000,000 ordinary shares, of no par value, of which 27,572,429 ordinary shares were issued and outstanding as of April 1, 2015.

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

The Debt Restructuring

For a discussion of the Debt Restructuring, see above Item 4A, under “Our Debt Restructuring”.

The Refinancing Agreement

For a discussion of the Refinancing Agreement entered with Bank Hapoalim see “Item 5. Operating and Financial Review and Prospects – Overview - 2014”

The PC Debt Restructuring

For a discussion of the Amended PC Plan, see above Item 4A, under “PC Debt Restructuring”.

Medical

For information regarding the investment in InSightec by York Global Finance II S.à r.l., see “Item 5. Operating and Financial Review and Prospects – Overview - 2014”.

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

As of January 1, 2012, capital gains derived by individuals from the sale of shares, whether listed on a stock market or not, purchased on or after January 1, 2003, will be taxed at the rate of 25%. However, if the individual shareholder is a "Significant Shareholder" (i.e., a person who holds, directly or indirectly, alone or jointly with others, 10% or more of one of the Israeli resident company's means of control) at the time of sale or at any time during the preceding 12 month period, such gains will be taxed at the rate of 30%. In addition, capital gains derived by an individual claiming a deduction of financing expenses in respect of such gains will be taxed at the rate of 30%. However, different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering. Israeli companies are subject to the corporate tax rate (26.5% for the 2014 tax year and for future tax years) on capital gains derived from the sale of shares.

The tax basis of our shares acquired prior to January 1, 2003, will generally be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the Israeli tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year) (NIS 811,560 in 2014) will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year that is in excess of NIS 800,000. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

Capital gains derived from the sale of our shares by a non-Israeli shareholder may be exempt under the Israeli Income Tax Ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of our shares on the stock exchange, (ii) the seller doesn't have a permanent establishment in Israel to which the derived capital gains are attributed, and (iii) if the seller is a corporation, (a) 25% or less of its means of control or (b) less than 25% of the beneficial rights to the revenues or profits of such corporation, whether directly or indirectly, are held by Israeli resident shareholders. In addition, the sale of our shares by a non-Israeli shareholder may be exempt from Israeli capital gain tax under an applicable tax treaty.

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

Taxation of Dividends Distribution

 A distribution of dividends to an Israeli resident individual will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a Significant Shareholder at the time of distribution or at any time during the preceding 12 month period. If the recipient of the dividend is an Israeli resident company, such dividend will be exempt from income tax provided that the income from which such dividend is distributed was derived or accrued within Israel. A distribution of dividends from income attributable to an "Approved Enterprise", "Benefited Enterprise" of "Preferred Enterprise" under the Israeli Law for the Encouragement of Capital Investments, 5719-1959 will generally be subject to tax in Israel at the rate of 15%, or 20% for distribution of such income from the 2014 tax year and onwards (including for companies unless the income is attributable to a "Preferred Enterprise").

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers; who have elected mark-to-market accounting; who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares; U.S. holders that received ordinary shares as a result of exercising employee stock options or otherwise as compensation; U.S. holders holding our ordinary shares as part of a hedging, straddle or conversion transaction; U.S. holders whose functional currency is not the U.S. dollar, real estate investments trusts, regulated investment companies, insurance companies, tax-exempt organizations, qualified retirement plan or individual retirement account; financial institutions, grantor trusts, S corporations; certain former citizens or long term residents of the United States; and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the possible application of U.S. federal estate, or gift taxes or any aspect of state, local or non-U.S. tax laws is not discussed.

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

Distributions

Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” a distribution paid by us with respect to our ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution with respect to our ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any non-U.S. taxes withheld from such distribution. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (current maximum rate of 20%), provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (a) the stock of the non-U.S. corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the NASDAQ Global Select Market) or (b) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The United States Internal Revenue Service (“IRS”) has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend if (1) the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year and in the following taxable year would not be qualified dividends. See discussion below regarding our PFIC status at “Tax Consequences If We Are a Passive Foreign Income Company.” In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case, the dividend will be taxed at ordinary income rates.

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

Dividends paid by us in NIS will be generally included in the income of U.S. holders at the dollar amount of the dividend (including any non-U.S. taxes withheld therefrom), based upon the exchange rate in effect on the date the distribution. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

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

Disposition of Ordinary Shares

Subject to the discussion below under “Tax Consequences If We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares (other than in certain nonrecognition transactions), a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in our ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held our ordinary shares for more than one year at the time of the disposition. Under current law, long-term capital gains are subject to a maximum rate of 20%. Capital gain from the sale, exchange or other disposition of our ordinary shares held for one year or less is short-term capital gain and taxed at ordinary income tax rates. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of our ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. A U.S. holder that receives foreign currency upon the disposition of our ordinary shares and converts the foreign currency into dollars after the settlement date (in the case of a cash method taxpayer or an accrual method taxpayer that elects to use the settlement date) or trade date (in the case of an accrual method taxpayer) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

Medicare Tax

Subject to certain limitations and expectations, certain non-corporate U.S. holders may be subject to an additional 3.8% Medicare surtax on all or a portion of their “net investment income,” which may include dividends on, or capital gains recognized from the disposition of, our ordinary shares. U.S. holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax on their investment in our ordinary shares.

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

A second regime, the “mark-to-market” regime, may be elected so long as our ordinary shares are "marketable stock" (e.g., “regularly traded” on the NASDAQ Global Select Market). If the mark-to-market election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply. Pursuant to this regime, an electing U.S. holder’s ordinary shares are marked-to-market each taxable year that we are a PFIC, and the U.S. holder recognizes as ordinary income or loss the amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder’s adjusted tax basis in our ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election. Under the mark-to-market election, in a taxable year that we are a PFIC, gain on the sale of our ordinary shares is treated as ordinary income, and loss on the sale of our ordinary shares, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss. Any loss on the sale of our ordinary shares in excess of net mark-to-market gain previously included is generally treated as a capital loss. The mark-to-market election applies to the taxable year for which the election is made and all later taxable years, unless the ordinary shares cease to be marketable stock or the IRS consents to the revocation of the election.

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

We believe that we were not a PFIC in 2014. However, since the determination of whether we are a PFIC is based upon such factual matters as our market capitalization, the valuation of our assets, the assets of companies held by us in certain cases and certain assumptions and methodologies in which we have based our analysis, there can be no assurance that the IRS will agree with our position. In addition, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2015 or in any future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes, or to “mark-to-market” the ordinary shares or to become subject to the “excess distribution” regime. If we are a PFIC, U.S. holders will generally be required to file an annual report with the IRS.

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

Certain U.S. holders (and to the extent provided in IRS guidance, certain non-U.S. holders) who hold interests in “specified foreign financial assets” (as defined in Section 6038D of the Code) are generally required to file an IRS Form 8938 as part of their U.S. federal income tax returns to report their ownership of such specified foreign financial assets, which may include our ordinary shares, if the total value of those assets exceed certain thresholds. Substantial penalties may apply to any failure to timely file IRS Form 8938. In addition, in the event a holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.  Holders should consult their own tax advisors regarding their tax reporting obligations.

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

Credit risk is the risk of financial loss to us if counterparty to a financial instrument fails to meet its contractual obligations.

Liquidity risk is the risk that we will not be able to meet our financial obligations as they become due.

Our comprehensive risk management program focuses on actions to minimize the possible negative effects on our financial performance. In certain cases we use derivatives financial instruments in order to mitigate certain risk exposures.

Our board of directors has overall responsibility for the establishment and oversight of our risk management framework. Our board of directors is managing the risks faced by us, and confirms that all appropriate actions have been or are being taken to address any weaknesses.

As of December 31, 2014, we had exposure to the following risks that are related to financial instruments:

Foreign currency risk

We have international activities in many countries and, therefore, we are exposed to foreign currency risks as a result of fluctuations in the different exchange rates. Foreign currency risks are derived from transactions executed and/or financial assets and liabilities held in a currency which is different than the functional currency of our entity which executed the transaction or holds these financial assets and liabilities. In order to minimize such exposure, our policy is to hold financial assets and liabilities in a currency which is the functional currency of that entity. Our functional currency is the NIS and our investees use different functional currencies (mainly the Euro, Indian Rupee, and the Romanian RON).

The following table details sensitivity analysis to a change of 10% in our main foreign currencies, as of December 31, 2014, against the relevant functional currency and their effect on the statements of income and the shareholder’s equity (before tax and before capitalizing any exchange results to qualified assets):

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
	(in NIS thousands)
Financial assets
Cash and deposits	NIS	Euro	+10%	3,940
Cash and deposits	NIS	U.S. dollar	+10%	1,014
Cash and deposits	Euro	PLN	+10%	1,354
Cash and deposits	Euro	RON	+10%	1,041
Cash and deposits	Euro	U.S. dollar	+10%	729
Total				8,078

Financial Liabilities
Loans at amortized cost	NIS	U.S. dollar	+10%	(18,329)
Loans at amortized cost	Euro	PLN	+10%	(6,249)
Notes at amortized cost	Euro	NIS	+10%	(70,697)
Loans at amortized cost	RON	Euro	+10%	(29,499)
Total				(124,774)

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

Due to the nature of their activity, our companies which operate in the hotels are not materially exposed to credit risks stemming from dependence on a given customer. Our companies examine on an ongoing basis the credit amounts extended to their customers and, accordingly, record a provision for doubtful debts based on those factors they consider having an effect on specific customers.

Interest rate risk

Fair value risk

A significant portion of our long-term loans and notes bear a fixed interest rate and are therefore, exposed to change in their fair value as a result of changes in the market interest rate. The vast majority of these loans and notes are measured at amortized cost and therefore changes in the fair value will not have any effect on the statement of income.

As of December 31, 2013, PC had issued two series of notes which were presented at FVTPL: Series A in a total aggregate amount of NIS 305 million (approximately $78 million), and Series B in a total aggregate amount of NIS 799 million (approximately $205 million). PC's Series A and B notes are linked to the Israeli consumer price index and bear a fixed interest rate of 4.5% to 5.4% per annum. Close to the date of their issuance, PC entered into cross currency Euro-NIS interest rate swap transactions in respect of the entire amount of Series A notes. Such swap transaction was settled in January 2009. The notes (other than those for which a swap transaction was not executed) were designated at fair value through profit and loss since it significantly reduced a measurement inconsistency with the said derivative. Until the date of the closing of the Amended PC Plan in December 2014, the notes were presented at FVTPL although the swap was settled. The notes were mainly exposed to changes in the Euro / NIS exchange rate, the Israeli consumer price index and the market interest rates. After the closing of the Amended PC Plan all PC’s notes are presented at amortized cost. In respect of EURO-PLN cross currency interest rate swap related to PC PLN notes at amortized cost (see cash flow risk), this swap transaction was settled during March 2013 for a cash consideration of NIS 3.8 million.

Cash flow risk

Part of our long-term borrowings are bearing variable interest rates. Cash and cash equivalents, short-term deposits and short-term bank credits are mainly deposited in or obtained at variable interest rates. Changes in the market interest rate will affect our finance income and expenses and our cash flow.

In certain cases we use interest rate swap transaction in order to swap loans with a variable interest rate to fixed interest rate or alternatively entering into loans with a fixed interest rate.

The following table presents the effect of an increase of 2% in the LIBOR rate with respect to financial assets and liabilities as of December 31, 2014, which are exposed to cash flow risk (before tax and before capitalization to qualifying assets):

Profit (loss)
NIS thousands
Deposits linked to the Euro	359
Loans linked to the U.S. dollar	(3,666)
Loans linked to the Euro	(13,584)
Loans linked to the INR	(2,085)
Notes linked to the PLN	(1,250)
(20,595)
 _______________________________

The following table presents our long-term financial liabilities classified according to their interest rate and their contractual maturity date: (*)

Functional Currency	Linkage Currency	Interest Rate %	Average Interest Rate %	Repayment Years
				1	2	3	4	5	6 and thereafter	Total
				NIS million
€	PLN	8.48	8.48	-	-	64.7	-	-	-	64.7

€	€	Euribor + 1.5-5.5	4	167.9	12.6	213.7	98.7	5.2	110.3	608.4

€	€	Euribor + 1.75	2	5.9	65	-	-	-	-	70.9

€	NIS (linked to CPI)	6-6.9	6-6.9	-	57.9	400.1	327.5	57.9	-	843.4

€		€2.436-2.963	2.436-2.963	2.3	2.4	2.5	2.6	2.6	12.7	25.1

NIS	U.S. dollar	Libor+5.1	5.36	-	-	186.4	-	-	-	186.4

NIS	NIS (linked to CPI)	6	6	-	-	-	446.5	217.3	-	663.8

RON	€	Euribor + 4.6	4.68	12.4	282.6	-	-	-	-	295

INR	INR	Base rate+3.25	13.25	11.6	13.2	15.1	17.2	19.7	31.4	108.2
				200.1	433.7	882.5	892.5	302.7	154.4	2,865.9

Israeli consumer price index risk

A significant portion of our borrowings consists of notes raised by us on the TASE and which are linked to the increase in the Israeli consumer price index above the base index at the date of the notes issuance. An increase of 3% in the Israeli consumer price index will cause an increase in our finance expenses for the year ended December 31, 2014 (before tax and capitalizations of finance expenses to qualified assets) in the amount of NIS 45.9 million (approximately $12 million).

Fair value of financial instruments

Our financial instruments primarily include cash and cash equivalents, short and long-term deposits, marketable securities, trade receivables, short and long-term other receivables, short- term banks credit, other current liabilities and long-term monetary liabilities.

The fair value of traded financial instruments (such as marketable securities and notes) is generally calculated according to quoted closing prices as of the balance sheet date, multiplied by the issued quantity of the traded financial instrument as of that date. The fair value of financial instruments that are not traded is estimated by means of accepted pricing models, such as present value of future cash flows discounted at a rate that, in our assessment, reflects the level of risk that is incorporated in the financial instrument. We rely, in part, on market interest which is quoted in an active market, as well as on various techniques of approximation. Therefore, for most of the financial instruments, the estimation of fair value presented below is not necessarily an indication of the realization value of the financial instrument as of December 31, 2014. The estimation of fair value is carried out, as mentioned above, according to the discount rates in proximity to such date and does not take into account the variability of the interest rates from the date of the computation through the date of issuance of the financial statements. Under an assumption of other discount rates, different fair value assessments would be received which could be materially different from those estimated by us, mainly with respect to financial instruments at a fixed interest rate. Moreover, in determining the assessments of fair value, the commissions that could be payable at the time of repayment of the instrument have not been taken into account and they also do not include any tax effect. The difference between the balances of the financial instruments as of the balance sheet date and their fair value as estimated by us may not necessarily be realizable, in particular in respect of a financial instrument which will be held until redemption date.

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

c)
Financial instruments included in current liabilities - (short-term credit, suppliers, other current liabilities and liabilities related to discontinued operations) - due to their nature, their fair values approximate to those presented in the balance sheet. The fair value of derivatives (mainly swap transactions) is done mainly by relying on valuations performed by third party experts, which take into account the expected future cash flow based on the terms and maturity of each contract using market interest rates for a similar instrument prevailing at the measurement date.

d)
Financial instruments included in long-term liabilities - The fair value of the traded liabilities (notes) is determined according to closing prices as of December 31, 2014 quoted on the Tel Aviv and Warsaw Stock Exchanges, multiplied by the quantity of the marketable financial instrument issued as of that date. The fair value of non-traded liabilities at a fixed interest rate is determined according to the present value of future cash flows, discounted at a rate which reflects, in our estimation, the level of risk embedded in the financial instrument. The fair value of liabilities which carried variable interest rate is approximately the amounts presented in the balance sheet.

The following table presents the book value and fair value of our financial assets (liabilities), which are presented in the financial statements at other than their fair value:

	As of December 31, 2014
	Book Value	Fair Value
Long- term loans at fixed interest rate	(322,675)	(322,675)
Debentures	(1,341,535)	(1,217,671)
	(1,664,210)	(1,540,346)

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

On November 14, 2013, PC announced that its board has concluded that it will withhold payment of €15 million (approximately NIS 72 million) due from PC to its Polish note holders on November 18, 2013 and approximately €17 million (approximately NIS 81 million) due from PC to its Israeli note holders on December 31, 2013.

In addition, PC stated that in the meantime, PC will refrain from incurring additional material financial liabilities.

As reported by PC, as of the date of this annual report PC holds approximately €23 million (approximately NIS 110 million) of free cash balances while an additional approximately €10 million (approximately NIS 48 million) of cash is held as restricted cash on a consolidated basis. PC’s financial statements for the period ending on December 31, 2013 include an emphasis of PC’s liquidity situation and potential impact on PC’s ability to continue operating as a going concern.

For more information regarding PC’s debt restructuring plan, see “Item 5 - Operating and Financial Review and Prospects”.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

Our management, with the participation of our principal executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2014. Based on this evaluation, our principal executive officer and chief financial officer concluded that, as of December 31, 2014, our disclosure controls and procedures were effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the above, our management has assessed and concluded that, as of December 31, 2014, our internal control over financial reporting is effective.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees billed by Brightman Almagor Zohar & Co., a firm of certified public accountants in Israel and a member firm of Deloitte Touche Tohmatsu, and other Deloitte member firms ("Deloitte") for professional services for each of the last two fiscal years were as follows:

Services Rendered	2013 Fees	2014 Fees
Audit (a)	$586,901	$547,088
Audit-related (b)	$49,970	-
Tax (c)	$58,957	$79,571
All other fees (d)	-	-
Total	$708,286	626,659

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

In 2013, Audit-Related Fees included mainly work related to restatement our annual report for the year ended in December 31, 2012 following the SEC review. There were no such fees in 2014.

(c)           Tax Fees

“Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice on actual or contemplated transactions and tax consultations regarding tax audits, tax opinions and tax pre-rulings.

(d)           All Other Fees

“All Other Fees” are the aggregate fees billed for products and services provided by Deloitte other than as described above. There were no such fees in 2014 and 2013.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Purchases of equity securities by the Company

No purchases of any of our equity securities (either pursuant to or not pursuant to any publicly announced plans or programs) were made by or on behalf of us during 2014.

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

4.10
English translation of the Plan of Arrangement as approved by the Tel-Aviv Jaffa District Court on January 1, 2014 (incorporated by reference to Exhibit 4.10 of our Annual Report on Form 20-F filed on April 30, 2014).

4.11
English translation of the Company’s compensation policy for officers and directors, adopted on August 14, 2014 (incorporated by reference to Exhibit 99.2 of our Report on Form 6-K filed on July 11, 2014).

4.12	Restructuring Plan of Plaza Centers N.V as approved by the District Court of Amsterdam in the Netherlands on July 10, 2014.
4.13	Series D Preferred Share Purchase Agreement, dated as of June 26, 2014, among certain purchasers and InSightec, as amended on September 7, 2014 and on December 15, 2014.
4.14	Compensation Plan for the Chairman of our Board (incorporated by reference to Exhibit 99.2 of our Report on Form 6-K filed on July 11, 2014).
Terms of Consultancy Agreement with our director Boaz Lifschitz (incorporated by reference to Exhibit 99.2 of our Report on Form 6-K filed on July 11, 2014).
8.1	List of subsidiaries (incorporated by reference to Exhibit 8.1 of our Annual Report on Form 20-F filed on April 30, 2014).
12.1	Certification of the principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the principal executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1
 Annual Consolidated Financial Statements as of December 31, 2014 for the years ended December 31, 2014, 2013 and 2012 (incorporated by reference to Exhibit 99.1 of our Report on Form 6-K filed on March 30, 2015).

15.2	Annual Condensed Financial Statements as of December 31, 2014 for the years ended December 31, 2014, 2013 and 2012.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to hereby sign this annual report on its behalf.

Elbit Imaging Ltd.

By:	/s/ Ron Hadassi
Name:	Ron Hadassi
Title:	Chairman of the Board of Directors

Date: April 30, 2015