Form 20-F
period 2015-12-31
ELBIT IMAGING LTD
filed 2016-04-21
CIK 1027662

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

7 MOTA GUR STREET, PETACH TIKVA 4952801, ISRAEL

(Address of principal executive offices)

RON HADASSI

Tel: +972-3-608-6000

Fax: +972-3-608-6050

7 MOTA GUR STREET, PETACH TIKVA 4952801, ISRAEL

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

NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 27,472,426 ordinary shares, no par value per share, as of December 31, 2015.

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

CURRENCY TRANSLATION

For the reader’s convenience, financial information for 2015 has been translated from various foreign currencies to the U.S. dollar (“$” or "U.S. dollar"), as of December 31, 2015, in accordance with the following exchange rates:

Currency	$1.00 as of December 31, 2015
1 New Israeli Shekel (NIS)	0.25657
1 Euro	1.09270
1 Great British Pound (GBP)	1.48259
1 Hungarian Forint (HUF)	0.00349
1 Czech Republic Koruny (CZK)	0.04045
1 Romanian LEI (RON)	0.24129
1 Polish Zloty (PLN)	0.25771
1 Indian Rupee (INR)	0.01511
1 Crore (10 million INR)	151,100

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

EXCHANGE RATES

The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 3.7630 to the U.S. dollar on April 19, 2016. The exchange rate has fluctuated during the six month period beginning October 2015 through April 19, 2016 from a high of NIS 3.983 to the U.S. dollar to a low of NIS 3.763 to the U.S. dollar. The monthly high and low exchange rates between the NIS and the U.S. dollar during the six month period beginning October 2015 through April 19, 2016, as published by the Bank of Israel, were as follows:

	HIGH	LOW
MONTH	1 U.S. dollar =NIS	1 U.S. dollar =NIS
October 2015	3.9230	3.8160
November 2015	3.9210	3.8680
December 2015	3.9050	3.8550
January 2016	3.9830	3.9130
February 2016	3.9640	3.8710
March 2016	3.9120	3.7660
April 2016 (through April 19)	3.8190	3.7630

The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years was as follows:

PERIOD	AVERAGE EXCHANGE RATE
January 1, 2011 - December 31, 2011	3.577 NIS/$1
January 1, 2012 - December 31, 2012	3.857 NIS/$1
January 1, 2013 - December 31, 2013	3.609 NIS/$1
January 1, 2014 - December 31, 2014	3.577 NIS/$1
January 1, 2015 – December 31, 2015	3.885 NIS/$1

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected consolidated financial data of Elbit Imaging Ltd. and its subsidiaries (together, “EI,” "Elbit," the “Company,” “our,” “we” or “us”) are derived from our 2015 consolidated financial statements and are set forth below in table format. Our 2015 consolidated financial statements and notes included elsewhere in this report were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The 2015 consolidated financial statements were audited by Brightman Almagor Zohar & Co., a firm of certified public accountants in Israel and a member of Deloitte Touche Tohmatsu. Our selected consolidated financial data are presented in NIS. A convenience translation to U.S. dollars is presented for 2015 only.

The selected financial data for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 which are presented in the table below are derived from our consolidated financial statements prepared in accordance with IFRS and do not include consolidated financial data in accordance with U.S. GAAP.

CONSOLIDATED STATEMENTS OF OPERATIONS IN ACCORDANCE WITH IFRS

(in thousands, except share and per share data)

	2015 Convenience translation	2015	2014	2013	2012	2011
	($'000)
Income revenues and gains
Revenues
Revenues from sale of commercial centers	51,276	200,078	201,571	8,614	67,594	3,525
Revenues from hotel operations and management	37,900	147,886	197,007	202,791	206,746	286,548
Total revenues	89,176	347,964	398,578	211,405	274,340	290,073
Gains and other
Rental income from commercial centers	21,489	83,849	113,661	129,748	147,185	111,745
Gains from sale of investees	1,720	6,712	11,301	-	-	-
Gains from changes of shareholding in investees	-	-	-	-	53,875	-
Total gains	23,209	90,561	124,962	129,748	201,060	111,745
Total income revenues and gains	112,385	438,525	523,540	341,153	475,400	401,818

Expenses and losses
Commercial centers	74,413	290,360	291,864	124,737	213,367	159,626
Hotel operations and management	32,509	126,849	173,918	179,137	186,760	240,784
General and administrative expenses	4,274	16,678	39,785	60,643	48,771	61,857
Share in losses of associates, net	11,001	42,925	17,298	339,030	102,127	7,568
Financial expenses	60,558	236,288	237,601	334,101	184,273	160,707
Financial income	(552)	(2,154)	(6,317)	(3,930)	(28,303)	(65,571)
Change in fair value of financial instruments measured at fair value through profit and loss	1,396	5,446	71,432	68,407	50,229	(273,020)
Financial gain from debt restructuring	-	-	(1,616,628)	-	-	-
Write-down, charges and other expenses, net	9,815	38,298	531,042	840,034	302,093	288,935
	193,414	754,690	(260,005)	1,942,159	1,059,317	580,886

Profit (loss) before income taxes	(81,029)	(316,165)	783,545	(1,601,006)	(583,917)	(179,068)
Income taxes (tax benefits)	1,443	5,631	(2,287)	(30,937)	(9,212)	63,283
Profit (loss) from continuing operations	(82,472)	(321,796)	785,832	(1,570,069)	(574,705)	(242,351)
Profit(loss) from discontinued operations, net	1,762	6,874	(1,475)	5,059	90,721	(4,678)
Profit (loss) for the year	(80,710)	(314,922)	784,357	(1,565,010)	(483,984)	(247,029)

Attributable to:
Equity holders of the Company	(47,709)	(186,150)	1,008,999	(1,155,645)	(315,746)	(264,919)
Non-controlling interest	(33,001)	(128,772)	(224,642)	(409,365)	(168,238)	17,890
	(80,710)	(314,922)	784,357	(1,565,010)	(483,984)	(247,029)

Earnings per share - (in NIS)
Basic earnings (loss) per share:
From continuing operations	(2.00)	(7.00)	42.55	(932.15)	(329.51)	(10.46)
From discontinued operations	-	0.25	(0.06)	3.84	75.75	(0.19)
	(2.00)	(6.75)	42.49	(928.31)	(253.76)	(10.65)
Diluted earnings (loss) per share:
From continuing operations	(2.00)	(7.00)	42.55	(932.15)	(329.51)	(10.46)
From discontinued operations	-	0.25	(0.06)	3.84	75.75	(0.19)
	(2.00)	(6.75)	42.49	(928.31)	(253.76)	(10.65)

Dividend declared per share	0	0	0	0	0	0

SELECTED BALANCE SHEET DATA IN ACCORDANCE WITH IFRS

	2015 Convenience translation	2015	2014	2013	2012	2011
	($ '000)

Current Assets	55,752	217,544	488,702	694,348	1,042,069	1,258,227
Non-current Assets	637,111	2,486,008	3,172,611	3,870,096	5,700,578	9,112,840
Total	692,863	2,703,552	3,661,313	4,564,444	6,742,647	10,371,067

Current Liabilities	206,625	806,251	358,985	4,794,477	1,721,661	2,226,971
Non-current Liabilities	408,313	1,593,237	2,589,091	178,597	3,631,878	6,605,226
Shareholders' equity Attributable to:
Equity holders of the company	4,943	19,287	231,979	(1,032,637)	288,630	359,630
Non-controlling interest	72,982	284,777	481,258	624,007	1,100,478	1,179,240
Total	692,863	2,703,552	3,661,313	4,564,444	6,742,647	10,371,067

B.	CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D.	RISK FACTORS

The following is a list of the material risk factors that may affect our business our financial condition, results of operations and our cash flows. We cannot predict nor can we assess the impact, if any, of such risk factors on our business or the extent to which any factor, or a combination of factors, may cause actual results to differ materially from those projected in any forward-looking statement. Furthermore, we cannot assess the occurrence, probability or likelihood of any such risk factor, or a combination of factors, to materialize, nor can we provide assurance that we will not be subject to additional risk factors resulting from local and/or global changes and developments not under our control that might impact our businesses or the markets in which we operate.

GENERAL RISKS

Following the consummation of our debt restructuring we essentially ceased significant business development activities, particularly in the fields of hotels, plots in India, and residential projects, which may have a material adverse effect on our operations and cash flow.

As discussed below under "Our Debt Restructuring", on February 20, 2014, we completed a major debt restructuring pursuant to an arrangement under Section 350 of the Israeli Companies Law, 5759-1999 (the "Companies Law"). Since then, due to constraints imposed due to the Debt Restructuring, as well as other circumstances, such as the change of control of the Company, the replacement of our board members, our participation in the rights offering of PC in the framework of its own debt restructuring in a significant amount which limited our available resources, lack of new financing and related matters, we did not initiate any new projects nor make any significant progress in projects that were under development. Rather we, and our subsidiary, PC, are focused on enhancing parts of our backlog projects and selling them at favorable market conditions. In addition, we did not commence new cycles of entrepreneurship-development-improvement-realization, and focused only on our backlog projects with no new pipeline. Since we are highly dependent on the realization of our current assets as a source of cash flow this change in corporate strategy and focus may adversely affect our operations, and may cause us to suffer adverse effects in the future, including our ability to generate future cash flow in order to meet our obligations.

As a result of the Debt Restructuring, we have numerous liens on our assets and subsidiaries, which may result in a material adverse effect on our operations.

In accordance with the terms of the Debt Restructuring, we placed floating liens on all of our assets and fixed liens on our various holdings and rights in our subsidiaries Elbit Ultrasound (Luxembourg) B.V./S.ar.l (through which we hold a controlling stake in Plaza, of which we own approximately 44.9% of its share capital) and Elscint Holdings and Investments N.V. (through which we hold our Radisson Complex in Bucharest), including rights to a shareholder’s loan granted by us to each of such entities.

In addition, in accordance with the refinancing agreement with Bank Hapoalim, we placed fixed liens on BEA Hotels’ holdings and shareholder’s loan (subject to certain exception) in Bea Hotels Eastern Europe B.V. (through which we hold a in the Radisson Blu Complex in Bucharest) and we placed a lien on approximately 13% of share capital in PC. In event that we default on the terms of the Debt Restructuring or the refinancing agreement, applicable liens may be foreclosed, which may result in the liquidation of our subsidiaries and material harm to our operations and cash flow. In addition, such liens limit our ability to sell our holdings and other rights in these subsidiaries (subject to certain exceptions included in the New Notes, as defined below) without making early prepayment of certain amounts to Bank Hapoalim.

The grant of liens pursuant to the Debt Restructuring and the amended loan agreement with Bank Hapoalim resulted in most of our valuable assets being subject to liens and encumbrances. In the event that we need additional financing for our operations, we will not be able to provide adequate collateral, which may adversely affect our ability to raise the financing on favorable terms or at all. Such outcome may substantially limit our ability to further develop our assets. In addition, we are significantly exposed to exchange rate fluctuations and if we enter into currency hedging transactions we would be required by the financing bank to secure certain cash collateral to secure our obligations under the hedge agreement. The liens imposed on us as part of our Debt Restructuring may prevent us to provide such collateral without the prior consent of our note holders.

As a result of the new notes that we issued pursuant to the Debt Restructuring, we have limited flexibility in making dividends due to prepayment obligations.

The new notes issued to our note holders pursuant to the Debt Restructuring (the “New Notes”) include mandatory prepayment provisions in the event we pay a dividend or make any other distribution before the full redemption of the New Notes, such that we will be obligated to prepay an amount equal to the amount distributed by us, in the following order: (i) first, towards all unpaid amounts under the Series H notes, and (ii) secondly, towards all unpaid amounts under the Series I notes. In addition, pursuant to the Refinancing Agreement, in the case of a distribution, including payment of a dividend in any manner to the Company's shareholders, we are required to prepay Bank Hapoalim an amount equal to the amount paid to the note holders on such date multiplied by the ratio between our debt to Bank Hapoalim and our total debt to Bank Hapoalim and to the note holders as of such date. Such provisions may substantially limit our ability to distribute dividends to our shareholders. In addition, such limitation could prove burdensome and limit our ability to raise equity investments due to the limited ability to avail our shareholders of the return of such investments by way of dividends or distributions.

We have significant capital needs and additional financing may not be available.

The sectors in which we compete are capital intensive. We require substantial up-front expenditures for land development and construction costs for our existing plots designated for commercial centers, investments in research and development as well as for the ongoing maintenance of our Radisson Complex or operation of our commercial centers. In addition, following construction, additional financing is necessary to maintain the centers in good condition until they are almost fully leased to tenants and sold. Accordingly, we require substantial amounts of cash and financing for our operations. We cannot be certain that our own capital will be sufficient to support such future development or that such external financing would be available on favorable terms, on a timely basis or at all. Furthermore, any changes in the global economy, real estate or business environments in which we operate, any negative trend in the capital markets, any restrictions on the availability of credit and/or decrease the credit rating of PC, might have a material adverse effect on our ability to raise capital.

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

In addition, under the terms of our outstanding notes, the net proceeds of any debt we raise must be used to repay the notes, unless raised to refinance the debt to Bank Hapoalim under the Refinancing Agreement. This further limits our ability to secure additional debt financing. In addition, as part of the Debt Restructuring and the Refinancing Agreement, most of our valuable assets are subject to liens and encumbrances. In the event we shall need additional financing for our operations, we will not be able to provide adequate collateral, which may adversely affect our ability to raise the financing on favorable terms or at all. Such outcome may substantially limit our ability to pursue our business plan.

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

If an event of default were to subsist under one or more of our debt arrangements, namely, either the Company's Debt Restructuring or the Amended PC Plan, that event of default may, in accordance with cross-default provisions, constitute an event of default under our other debt arrangements or credit facilities. Upon an event of default (whether due to cross-default or otherwise), the relevant lenders would have the right, subject to the terms of the relevant facility arrangements to, inter alia, declare the borrower’s outstanding debts under the relevant facilities to be due and payable and/or cancel their respective commitments under the facilities, enforce their security, take control of certain assets or make a demand on any guarantees given in respect of the relevant facility. Accordingly, in the event we do not fulfill our obligations under the notes issued pursuant to our Debt Restructuring or if PC does not fulfill its obligations under the notes issued for trading on the Tel Aviv Stock Exchange or issued to certain Polish shareholders (including but not limited to payment obligations), as the case may be, the respective trustees representing holders of our notes in case of the Company or the Israeli notes in case of PC, may be able to claim an immediate settlement, and declare all or any part of the unsettled balance of our notes or PC's Israeli notes or Polish notes, as the case may be, immediately due and payable. Such event of default will trigger cross-default provisions included in other credit facilities which may lead the financing banks to foreclose the collateral granted to them as part of their respective financing agreements (related mainly to operational commercial centers and the Radisson Complex). The occurrence of one or more of these factors may have a material adverse effect on our business, financial condition or prospects and/or results of operations and cash flow.

Our ability to satisfy our obligations under certain credit facilities depends on the value of our assets.

Although the use of borrowings is intended to enhance the returns on our invested capital when the value of our underlying assets increases, it may have the opposite effect where the value of underlying assets falls. Any fall in the value of any of our properties may significantly reduce the value of our equity investment in the entity which holds such property, meaning that we may not make a profit, may incur a loss on the sale or impairment of any such property and/or increase the likelihood of breaching certain financial covenants in our existing debt arrangements (namely, our Debt Restructuring or the Amended PC Plan) or credit facilities resulting in an event of default under such arrangements, and trigger potential cross defaults. The occurrence of one or more of these factors may have a material adverse effect on our business, financial condition, prospects and/or results of operations and cash flow.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, and any determination that we or any of our subsidiaries has violated the Foreign Corrupt Practices Act or similar worldwide laws could have a material adverse effect on our business.

We are subject to compliance with various laws and regulations, including the Foreign Corrupt Practices Act ("FCPA") and similar worldwide anti-corruption laws, including Sections 290-295 of the Israeli Penal Code, which generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments to foreign officials for the purpose of obtaining or retaining business or gaining an unfair business advantage. The FCPA also requires proper record keeping and characterization of such payments in our reports filed with the SEC.

While our employees and agents are required to comply with these laws, we operate in many parts of the world that have experienced governmental and commercial corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. Despite our commitment to legal compliance and corporate ethics, we cannot ensure that our policies and procedures will always protect us from intentional, reckless or negligent acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and result in financial penalties, debarment from government contracts and other consequences that may have a material adverse effect on our business, financial condition or results of operations.

In particular, in March 2016 PC announced that its board had become aware of certain issues with respect to certain agreements that were executed in the past by PC in connection with the Casa Radio Project in Romania. In order to address this matter, PC's Board appointed the chairman of its Audit Committee to investigate the matters internally. PC's Board also appointed independent law firms to perform an independent review of the issues raised. PC has approached and is co-operating fully with relevant Romanian authorities regarding the matters that have come to its attention in this respect, and it has submitted its findings to the Romanian authorities. As the investigation is ongoing, PC is unable to comment on any details related to this matter. Following PC's report to us, our audit committee decided to appoint a special committee to examine the matters raised in PC's announcement, including any internal control and reporting issues. At this time, we cannot predict the results of this investigation.

We have no controlling shareholders who are able to influence the composition of our board of directors.

Our largest shareholders include affiliates of York Capital Management Global Advisers LLC and affiliates of Davidson Kempner Capital Management LLC beneficially own an aggregate of approximately 19.7% and 14.3%, respectively, of our outstanding ordinary shares. In addition, as per the general shareholders meeting held on March 31, 2016 and based on the information available to us as of such date, certain Israeli institutional investors held, in aggregate, approximately 6% of our outstanding ordinary shares. To our knowledge, these shareholders are not party to a shareholders’ agreement between them or with any other shareholders. As a result, we have no controlling shareholder able to influence the composition of our board of directors. Consequently, following the next annual general meeting of our shareholders, a board of directors comprised of new individuals may be elected. Such new board or directors may have significantly different corporate strategies than our current board of directors, which may cause a material change in our operations and financial results.

The market price of our ordinary shares may suffer from fluctuation and may decline significantly.

There are a number of different major groups of shareholders (as described below) with different and possibly opposing interests who may at any time sell their shares in the Company. There may be an adverse effect on the market price of our shares as a result of a substantial number of shares being sold or available for sale. If our shareholders sell substantial amounts of our ordinary shares, the market price of our ordinary shares may fall. The ordinary shares issued pursuant to the Debt Restructuring are generally freely tradable, and the potential sales of such shares could cause the market price of our ordinary shares to decline significantly. They also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

We are restricted from receiving dividends from PC and other subsidiaries.

The Amended PC Plan includes certain limitations on the distribution of dividends as well as subordination provisions, which would significantly limit our ability to generate cash flow from PC and may significantly affect our cash flow and operations. In addition, other subsidiaries of ours are subject to limitations on the payment of dividends by virtue of legal or regulatory restrictions in their respective jurisdictions. These limitations may have material adverse effects on our cash flow and in turn our ability to service our debts in timely manner.

IF PC fails to comply with the provisions of the Amended PC Plan, it may enter into liquidation or we may lose our control over PC.

As part of the Amended PC Plan we and our affiliates participated in a rights offering conducted by PC. Should PC default under the Amended PC Plan, there is no obligation or assurance that we will be able to further support PC, and such default may result in massive dilution of our holdings causing us to lose our control over PC or the liquidation of PC, which would result in the loss of our investment in PC.

Conditions and changes in the local and global economic environments may adversely affect our business and financial results including our ability to comply with certain financial covenants.

Adverse economic conditions in the markets in which we operate can harm our business. Such adverse economic conditions may result in economic factors including diminished liquidity and tighter credit conditions, leading to decreased credit availability, as well as declines in economic growth, employment levels, purchasing power and the size and amount of transactions.

The credit crisis of recent years could have a number of follow-on effects on our business, including a possible: (i) decrease in asset values that are deemed to be permanent, which may result in impairment losses and possible noncompliance with certain financial covenants in credit and loan agreements to which we are a party, (ii) negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and other sources of funding in the future on terms favorable to us, which would harm our ability to finance the development of our projects and engage with co-investors, (iii) slowdown in our business resulting from potential buyers experiencing difficulties in raising capital from financial institutions in order to finance the purchase of our assets from us, which may significantly impact our cash flow and our ability to serve our debts in a timely manner and (iv) imposition of regulatory limitations on financial institutions with respect to their ability to provide financing to companies such as us and/or projects such as those in which we are engaged, while creating a credit crunch. If such financial and economic uncertainty shall occur, it may materially adversely affect our results of operations and cash flow and may increase the difficulty for us to accurately forecast and plan future business.

We are highly leveraged and our debts contain financial and operational covenants, which if breached could adversely affect our ability to operate our business.

We are highly leveraged and have significant debt service obligations. As of the balance sheet date our consolidated debt toward banks and note holders amount to NIS 2,170 million ($556 million), out of which a corporate -level debt (i.e.: debts of the Company on a standalone balance sheet) amounted to NIS 755 million (approximately $194 million).

In addition, we may incur additional debt from time to time to finance development of projects or refinancing our existing operational projects.

As a result of our substantial indebtedness:

●	we could be more vulnerable to general adverse economic and industry conditions;

●	we may find it more difficult to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

●	we may have limited flexibility in planning for, or reacting to, changes in our business and in the industry;

●	we may face difficulties in establishing strategic or other long-term business joint ventures; and

●	we may not be able to refinance our outstanding indebtedness.

We cannot guarantee that we will be able to generate enough cash flow from operations or that we will be able to obtain sufficient capital to serve our debt or fund our planned capital expenditures. In addition, we may need to refinance some or all of our indebtedness on or before maturity. We cannot guarantee that we will be able to refinance our indebtedness on commercially reasonable terms or at all.

Delays in the realization of our assets could result in significant harm to our financial condition and our ability to repay our indebtedness in a timely manner.

Our business activity is characterized by cycles of entrepreneurship-development-improvement-realization, with the objective to create value with our assets and, as a result, following the realization of such assets, to create value for our company. Our cash flow is dependent upon maintaining synchronization between the realization timetables to the payment schedules of our indebtedness. Delays or inability to realize our assets could harm our cash flow and our ability to service our indebtedness. Difficulties in realizing our assets may be attributed to a number of factors, including delays in obtaining permits and licenses from municipal and planning authorities and the hardening of financing policies by banks and financial institutions for the financing of our projects (both for entrepreneurs and potential purchasers). We and PC are dependent on realizing a significant part of our assets in order to serve our debts in a timely manner, some of which require further development before placing them in the market. There is no assurance that we and PC will succeed in the realization of our assets in synchronization with the maturity date of our debts, which would prevent our ability to avoid a recurrence of such events.

Our real estate assets and investments are managed in foreign currencies while our liabilities and the liabilities of PC are denominated in NIS.

We are impacted by exchange rate fluctuations as a significant part of our cash flow is dependent on our real estate assets and investments which are acquired and managed in foreign currencies (mainly Euro, US Dollar and Rupee) while our debts (mainly our and PC's Notes) are mainly incurred in NIS and Euro. As a result of this currency discrepancy, the proceeds from the realization of our real estate assets and investments may significantly fluctuate and we may be adversely affected by such discrepancy. Currently we do not have any material hedges against exchange rate fluctuations. If a devaluation of the foreign currency against the NIS will occur when we will realize these assets and investments our cash flow may be significantly harmed. In addition such exchange rate fluctuations will affect our shareholders equity and our net asset value in the event we will have currency exchange losses that are attributed to the our profit and loss or directly to our shareholders equity in accordance with accounting standard.

Our financial instruments (mainly our loans and notes) and our derivative financial instruments are subject to fluctuation in interest rates, changes in the consumer price index and/or changes in fair value, which may have a negative impact on our earnings, balance sheet and cash flows.

Floating interest rates on of our debt facilities expose us to increases in market interest rates and subsequent increases in interest costs. From time to time, we may engage in transactions to hedge a portion of this risk through currency swaps in order to reduce our risk of increases in interest costs. To the extent that at any time we do not have any hedges or our hedges are insufficient against interest rate fluctuations, our earnings, cash flow, and financial position may be negatively impacted. Currently we do not have hedges for all of our loans against interest rate fluctuations. In addition, certain debt agreements may include default interest under certain circumstances, which may be higher than the original interest rate set out in the debt agreement. If a lender successfully asserts its right to invoke a default interest clause, it will increase our effective interest costs in respect of facilities with that lender.

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

The fair value of our real estate assets (including commercial centers, hotels, plots in India and others) may be harmed by certain factors that may entail impairment losses not previously recorded, which would affect our financial results and the satisfaction of financial covenants.

Certain circumstances may affect the fair value of our real estate assets (whether operating or under construction), including, among other things, (i) the absence of or modifications to permits or approvals required for the construction and/or operation of any real estate asset; (ii) in commercial centers where a significant part of the rental areas is subject to long-term leases with a small group of retailers which is distinguished from other lessees, we may be exposed to a risk of rental fee rates being significantly lower than originally anticipated and a material long term decline in the business operations of such retailers may therefore have an adverse effect on the real estate assets recoverable amount and their final sale prices; (iii) delays in completion of works, beyond the anticipated target, may adversely affect the fair value of the assets and our results of operations and cash flow; (iv) costs overruns in the constructions of our real estate and higher operational costs than anticipated may affected the fair value of our real estate; (v) an increase in the applicable discounts rates in which we discount the anticipated operational cash flow of the real estate may have a material adverse affect on the fair value of the real estate (vi) lawsuits that are pending, whether or not we are a party thereto, may have a significant impact on our real estate assets and/or on certain of our shareholding rights in the companies owning such assets; (vii) full or partial eminent domain proceedings (with or without compensation) regarding such real estate assets; and (viii) findings indicating soil or water contamination or the existence of historical or geological antiquities may require the company to absorb significant cleaning, purification or preservation costs, and may limit the use or exploitation of the land, resulting in significant decrease in its fair value. In addition, certain laws and regulations applicable to our business in certain countries where the legislation process undergoes constant changes may be subject to frequent and substantially different interpretations, and agreements which may be interpreted by governmental authorities so as to shorten the term of use of real estate, which may be accompanied by a demolition or nationalization order with or without compensation, may significantly affect the value of such real estate asset. The fair value of our real estate assets may be significantly decreased thereby resulting in potential impairment losses not previously recorded in our financial results, which would impact our ability to satisfy financial covenants under our bank loans.

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

Our business is subject to numerous national and local government regulations, including those relating to acquisition of real estate properties, building and zoning requirements, fire safety control, access for the disabled, environmental law and health board reviews and standards. In addition, we are subject to laws governing our relationships with employees, including minimum wage requirements, overtime, working conditions, and work permit requirements,. A determination that we (or any of our tenants, where applicable) are not in compliance with these regulations could result in the imposition of fines, an award of damages to private litigants and significant expenses in bringing our operations into compliance with such laws and regulations. In addition, our ability to terminate the employment of workers whom we think we no longer need may be hampered by local labor laws and courts, which traditionally favor employees in disputes with former employers.

Operating globally exposes us to additional and unpredictable risks.

We conduct our businesses in multiple countries. Our future results could be materially adversely affected by a variety of factors relating to international transactions, including changes in exchange rates, general economic conditions, regulatory requirements, dividend restrictions, tax structures or changes in tax laws or practices, and longer payment cycles in the countries in our geographic areas of operations. International operations may be limited or disrupted by the imposition of governmental controls and regulations, political instability, hostilities, natural disasters and difficulties in managing international operations. In the CEE region and India, laws and regulations, particularly those involving taxation, foreign investment and trade, title to securities, and transfer of title that are applicable to our activities, can change quickly and in a far more volatile manner than in developed market economies. We cannot assure you that one or more of these factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition results of operations and our cash flow. A failure to effectively manage the expansion of our business could have a negative impact on our business.

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

We are subject to a class actions proceeding that may have a material adverse effect on our results of operations and cash flow.

In November 1999 a claim was initiated against us and certain other third parties, including former directors of the Company and Elscint Ltd., in connection with the change of control of our company and our former subsidiary Elscint Ltd. ("Elscint," which was merged into us in 2010) in May 1999 and the acquisition of the hotel businesses and the Arena Commercial Center in Israel by Elscint in September 1999 from Europe Israel (our former controlling shareholder prior to the Debt Restructuring), as well as motions to certify certain of such claims as class actions (Gadish et al v. Elscint et al). On May 28, 2012, the Supreme Court certified the lawsuit as a class action with respect to the claim that the hotels and the Arena Commercial Center were allegedly sold to us at a price higher than the then-current fair value and that Elron Electronic Industries Ltd. (an unrelated third party) had breached certain minority rights in the framework of the sale of Elscint's shares to Europe Israel), and the case was remanded to the Court for hearing the case without prejudicing the parties' rights and arguments with respect to a derivative action. On April 6, 2016 we announced that the we and other defendants in the case entered into a settlement agreement with the Plaintiffs which is subject to court approval and satisfaction of additional preconditions, including, but not limited to the right of the insurer to terminate the settlement under certain circumstances. For additional details regarding the class action lawsuit filed against us, see "Note 14 (B) (1) in our 2015 annual financial statements”.

In the event the settlement is not completed and the class action is reverted to court, a determination against us in this class action, may materially adversely affect our results of operations and cash flow.

Our results of operations fluctuate due to the seasonality of our various businesses.

Our annual revenues and earnings are substantially dependent upon general business activity, vacation and holiday seasons and the influence of weather conditions. As a result, changes in any of the above have a disproportionate effect on the annual results of operations of our hotels and fashion retail businesses (as well as on the consumer activity in our commercial centers).

Our annual and quarterly results may fluctuate, which may cause the market price of our shares and notes to decline.

We have experienced at times in the past, and may in the future experience, significant fluctuations in our quarterly and annual operating results, which may cause the market price of our shares and notes to decline. These fluctuations may be caused by various factors including, among other things, significant sales of our properties and the frequency of such transactions. As a result of the disposition of our real estate assets and/or investments, we may experience significant fluctuations in our annual and quarterly results. As a result, we believe that period-to-period comparisons of our historical results of operations may not necessarily be meaningful and that investors should not rely on them as an indication of our future performance. It is likely that in some future periods, our operating results may be below expectations of public market analysts or investors.

Our business is subject to general business and macro and microeconomic risks.

In addition to risks that are relevant to a specific activity or relate to a specific territory, certain conditions and changes in the economic environment in the countries in which we operate may have an adverse effect on our business performance. Changes in the global economy, in real estate and/or the business environment in which we operate, and/or a negative trends in the capital markets and/or a decrease in our capital and/or impairments in our real estate assets as described in this Item 3 under “The fair value of our real estate assets (including commercial shopping centers, hotels, plots in India and others) may be harmed by certain factors that may entail impairment losses not previously recorded, which would affect our financial results and the satisfaction of financial covenants” risk factor above, may have an adverse effect on our ability to raise funds. Macroeconomic or microeconomic changes as described above may influence our compliance with financial covenants under certain bank loans and credit agreements, including but not limited to, as a result of the decrease in the LTV or Debt Service Cover Ratio ("DSCR") and/or a decrease in our capital.

If we do not satisfy the NASDAQ requirements for continued listing, our ordinary shares could be delisted from NASDAQ.

Our listing on the NASDAQ Stock Market is contingent on our compliance with the NASDAQ's conditions for continued listing. One of such conditions is maintaining a bid price for our ordinary shares of least $1.00 per share. On January 14, 2016, NASDAQ notified us of our noncompliance with the aforementioned condition and set a period of 180 days in order to regain compliance.

Our Board has unanimously recommended that our shareholders will authorize the effecting of a reverse share split of shares at a ratio, to be established by our Board in its sole discretion, not to exceed one-for-ten, or to abandon the reverse share split in order to increase the per share trading price of our ordinary shares to satisfy NASDAQ's conditions for continued listing. Our Board intends to effect a reverse share split only if it believes that a decrease in the number of shares outstanding is likely to improve the trading price of our shares and is necessary to continue our listing on the Nasdaq Global Select Market. If the reverse stock split is authorized by our shareholders, our Board will have the discretion to implement the reverse stock split once during the next 12 months, or effect no reverse share split at all. On March 31, 2106, our shareholders approved a 1-for-10 reverse split of our ordinary shares, no par value.

If a delisting were to occur, and our shares did not thereafter qualify for trading on the Nasdaq Global Market or the Nasdaq Capital Market, trading in our shares in the United States may be conducted, if available, on the Over the Counter Bulletin Board or another medium. In the event of such delisting, an investor may find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our shares, and our ability to raise future capital through the sale of our shares could be adversely affected. Moreover, we would be unable to use the SEC's "short form" Form F-3 to register the offering and sale of securities, even for limited primary offerings. In addition, in the event of such delisting, we may be required to comply with enhanced reporting obligations under the Israeli securities laws, in addition to the reporting obligations under the U.S. securities laws, which could require additional management attention, increase our legal and accounting expenses and raise our exposure to sanctions for possible violations of Israeli securities laws.

There is no assurance that following the reverse share split the share price will not fall below $1.00 per share or that we will not be in violation of the Nasdaq Listing Rule.

If PC and Elbit Medical Technologies Ltd. do not satisfy the applicable stock exchange conditions of for continued listing, their shares could be delisted.

The shares of PC are listed for trading on the main board of the London Stock Exchange under the symbol "PLAZ", on the main list of the Warsaw Stock Exchange under the symbol "PLZ", and on the Tel Aviv Stock Exchange under the symbol "PLAZ". The shares of our subsidiary Elbit Medical Technologies are listed on the Tel-Aviv Stock Exchange under the symbol "EMTC". If PC or Elbit Medical Technologies Ltd. do not satisfy the conditions of the applicable stock exchange for continued listing (such as, but not limited to, free-float requirements), their shares could be delisted. Such occurrences would make the realization of those investments or any part thereof by us more difficult and could limit the possibility to attract new investors to those portfolios.

Our Ordinary Shares are traded on different markets and this may result in price variations.

Our ordinary shares are traded on the Tel Aviv Stock Exchange and on the Nasdaq Stock Market. Trading in our ordinary shares on these markets will be made in different currencies (NIS on the Tel Aviv Stock Exchange and USD on the Nasdaq) and will take place at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on any of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

RISKS RELATING TO THE COMMERCIAL CENTERS BUSINESS

There is no assurance that we will successfully implement our disposal strategy in the commercial centers business and in such event our results and cash flows may be materially adversely affected.

Generally, our strategy in the commercial centers business is to sell such commercial centers to third parties and to use the proceeds from such sales in order to reduce PC's corporate debt in accordance with the provisions of PC debt Restructuring and invest in the development and building of certain plots that are designated to be developed as commercial centers. Certain of PC's existing plots, which currently do not have commercial centers built on them, are designated for the development and subsequent disposal of commercial centers upon completion, or operation of commercial centers following completion until such time as we reach the minimum occupancy threshold necessary for the property to be attractive to potential buyers and to allow us to attempt to obtain the best price for our completed commercial centers. Our decision to sell properties is based on various factors, including market conditions. There is no assurance that such sales will actually occur or that they will occur according to the timetable we predicted or planned. In addition there is no assurance that we will have the financial resource to invest in the plots designated for commercial centers. There can be no assurance that we will be able to complete dispositions under commercially reasonable terms or at all. Accordingly, our results of operation and cash flows can be materially adversely affected.

Suitable locations are critical to the success of a commercial center; however, there is no guarantee that our existing plots that are designated for developments are in the most suitable locations, which may adversely affect our business and results of operations.

The choice of suitable locations for the development of commercial center projects for certain of PC's plots designated for development is an important factor in the success of the individual projects. Ideally, these sites should be located (i) within, or near, the city center, with well-developed transportation infrastructure (road and rail) located in close proximity to facilitate customer access and (ii) in areas with sufficient population to support the centers. There is no assurance that the plots designated for development of commercial centers will prove to be suitable in commercially optimal locations. In addition, our estimations as to the urban development of the area and/or consumer spending power or the growth thereof may be wrong or may be influenced by factors we cannot predict, which can cause the results of the center to be less than we predicted and/or difficulty to reach the desirable occupancy rates, and/or require us to sell the center at a time or upon terms different that we had planned.

We are dependent on attracting third parties to enter into lease agreements, and in particular on anchor tenants.

We are dependent on our ability to enter into new leases on favorable terms with third parties, including anchor tenants (such as the operators of supermarkets, department stores, cinemas, national retail outlets and large electrical appliances stores) in order to receive a profitable price for each commercial center. Anchor stores in commercial centers play an important part in generating customer traffic and making a center a desirable location for other tenants. We may find it more difficult to engage tenants to enter into leases during periods when market rents are increasing, or when general consumer activity is decreasing, or if there is competition for tenants from competing centers. The global economic slowdown, pressures that affect consumer confidence, job growth, energy costs and income gains can affect retail sales growth, and a continuing soft economic cycle (as well as vacancies and available spaces at other shopping centers as a result of the recession) may impact our ability to find tenants for our commercial centers. Failure to attract tenants, the termination of a tenant’s lease, or the bankruptcy or economic decline of a tenant may adversely affect the price obtainable for the commercial center and adversely affect our financial condition results of operations and cash flow. The failure of tenants to abide by the terms of their agreements may cause delays or result in a temporary or long term decline in rental income, the effects of which we may not be able to offset due to difficulties in finding a suitable replacement anchor tenant. Furthermore, the tenants or operators of units comprising part of a development may be unable to obtain the necessary governmental permits or licenses which are necessary for the operation of their respective businesses. Where such operations are delayed or not permitted due to lack of necessary permits, a negative impact on the attractiveness of the project and on revenues and cash flow may result.

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

Existing plots designated for the development of commercial centers require zoning for activities of the type common for such use and developments. Where the existing zoning is not suitable or has yet to be determined, we apply for the required zoning classifications. This procedure may be protracted, particularly in countries where the bureaucracy is cumbersome and inefficient, and we cannot be certain that the process of obtaining proper zoning will be completed in a timely manner to enable the commercial centers to open ahead of the competition or at all.

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

Building permits may contain conditions that we must satisfy in order to develop a project. Such conditions may require us to contribute to local infrastructure or alter a planned development to include additional landscaping or planted areas. If we are obligated to maintain certain areas of the project site as “green areas” this may reduce areas that contribute to revenues which in turn may reduce potential revenues while increasing development costs.

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

We depend on contractors and subcontractors to construct our commercial centers, which may lead to increased development and construction costs and the loss of our competitive advantage.

We rely on subcontractors for all of our construction and development activities. If we cannot enter into subcontracting arrangements on terms acceptable to us or at all, we will incur additional costs which will have an adverse effect on our business. The competition for the services of quality contractors and subcontractors may cause delays in construction, thus exposing us to a loss of our competitive advantage. Subcontracting arrangements may be on less favorable terms than would otherwise be available, which may result in increased development and construction costs. By relying on subcontractors, we become subject to a number of risks relating to these entities, such as quality of performance, varied work ethics, performance delays, construction defects, breach or non-performance of agreements and the financial stability of the subcontractors. A shortage of workers or materials would have a detrimental effect on us and our subcontractors and, as a result, on our ability to conclude construction phases on time and within budget.

Some of our projects are co-owned and control of such investments is shared with third parties

Some of our projects are held through joint venture arrangements with third parties or government authorities with whom we share ownership and control of such assets. As a result, these arrangements entail risks in addition to those associated with projects in which we own a controlling interest, including the possibility that: (i) our joint venture partner might, at any time, have economic or other business interests that are inconsistent with ours; (ii) our joint venture partner may be in a position to take action contrary to our instructions or requests, or contrary to our policies or objectives, or frustrate the execution of acts which we believe to be in the interest of any particular project; (iii) our joint venture partner may have different objectives than us, including with respect to the appropriate timing and pricing of any sale or refinancing of a development and whether to enter into agreements with potential contractors, tenants or purchasers; (iv) our joint venture partner might become bankrupt or insolvent; and (v) we may be required to provide financing to make up any shortfall due to our joint venture partner failing to provide such equity finance or to furnish collaterals to the financing third parties.

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

An important element in the success of the construction process of our commercial projects is the short construction time, and our ability to open projects such as commercial centers ahead of our competitors, particularly in cities which do not have projects of the type constructed by us.

This makes us subject to a number of risks relating to these activities, including:

●	the inability to obtain financing for development at attractive terms or at all;

●	delays in obtaining zoning (or land classification, as the case may be for each jurisdiction) and other approvals;

●	the unavailability of materials and labor;

●	the abilities of subcontractors to complete work competently and on schedule;

●	the surface and subsurface condition of the land underlying the project;

●	environmental uncertainties;

●	extraordinary circumstances or "acts of God"; and

●	ordinary risks of construction that may hinder or delay the successful completion of a particular project.

In addition, under our development contracts with local municipalities or governmental authorities, we have deadlines for several of our projects (subject to limited exceptions). If construction of a project does not proceed in accordance with our schedule, we may in some instances be required to pay penalties to the vendor (usually local municipalities, but may also be a governmental authority that has allotted the land) based on the extent of the delay and in certain cases to forfeit rights in the land. The failure to complete a particular project on schedule or on budget may have a material adverse effect on our business, prospects and results of operations or financial condition.

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

Our Casa Radio project in Romania may be subject to governmental expropriation or monetary sanctions.

In 2006, PC added the Casa Radio project in Romania to its portfolio. The nature of the development and exploitation rights granted to the joint venture company in relation to the Casa Radio site in Bucharest are for a period of only 49 years, and in the event that this term is not extended, the rights in relation to the site would revert to the Government of Romania. Additionally, there may be other regulatory risks relating to the Romanian government's right to expropriate the rights to the Casa Radio Site in Bucharest or that they will impose sanctions on PC with respect to the property, See "Item 4 – Information on the Company – History and Development of the Company – Recent Events - Casa Radio Project in Bucharest, Romania" for more information regarding the Casa Radio Site. Furthermore, these rights are subject to termination under certain circumstances by the Romanian government, such as in the event a delay in the project timetable, and any termination prior to the expiration of such rights may have a material adverse effect on our business.

RISKS RELATING TO THE HOTEL BUSINESS

The hotel industry may be affected by economic conditions, oversupply, travel patterns, weather and other conditions beyond our control which may adversely affect our business and results of operations.

The hotel industry may be adversely affected by changes in national or local economic conditions and other local market conditions, especially in times of economic crisis. Our Radisson Complex in Bucharest, Romania, comprised mainly of the Radisson Blu hotel and the Park Inn hotel and commercial areas (collectively, the "Radisson Complex"), may be subject to the risk of oversupply of hotel rooms. Other general risks that may affect our Radisson Complex are changes in travel patterns (business or tourism), changes in trends as to performance of exhibitions, conferences and conventions in Romania or at all (including as a result of a financial crisis). Extreme weather conditions, changes in Romanian governmental regulations which influence or determine wages, workers’ union activities, changes in interest rates, the availability of financing for operating or capital needs, and changes in real estate tax rates and other current operating expenses. Unforeseen events, such as terrorist attacks, volcanic eruptions, extreme weather conditions, outbreaks of epidemics and health concerns (such as SARS, avian flu, swine flu) and the economic recession had, and may continue to have, an adverse effect on local and international travel patterns and, as a result, on occupancy rates and rates in our Radisson Complex. Downturns or prolonged adverse conditions in the real estate or capital markets or in national or local economies and difficulties in securing financing for the development of hotels could have a material adverse effect on our business, results of operations and cash flow, ability to develop new projects and the attainment of our strategic goals.

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

Many of these competitors have greater financial resources and better brand name recognition than we do, and may have more established relationships with prospective franchisers, representatives in the local Romanian industry. The number of competitive lodging facilities in Bucharest could have a material adverse effect on our Radisson Complex's occupancy and rates and, therefore, results of operations and cash flows. New or existing competitors may significantly reduce their rates or offer greater convenience, services or amenities or significantly expand or improve hotels in Bucharest, thereby materially adversely affecting our business and results of operations.

We rely on management agreements with the Rezidor Hotel Group, which may not provide the intended benefits and may be terminated. Any significant decline in the reputation of the Rezidor Hotel Group or in the performance of our Radisson Complex could adversely affect our results of operation.

Our Radisson Complex operates under a long-term management agreement with the Rezidor Hotel Group ("Rezidor"). Any significant decline in the reputation of Rezidor or in its ability to ensure the performance of our Radisson Complex at anticipated levels could adversely affect our results of operations. If our agreement with Rezidor is terminated, we cannot be certain that we would be able to obtain alternative management services of the same standard on similar or better terms.

The long-term management arrangements entail additional risks, including the possibility that: (i) Rezidor might, at any time, have economic or other business interests that are inconsistent with ours or with the management of our Radisson Complex; (ii) Rezidor may be in breach of the agreement or in a position to take action contrary to the agreement, or frustrate the execution of acts which we believe to be in the interest of our Radisson Complex; and (iii) Rezidor might become bankrupt or insolvent.

Disputes or disagreements with Rezidor could result in interruption to the business operations of our Radisson Complex, may materially impact our financial condition, cash flow, and results of operations.

Our agreement with Rezidor imposes obligations on us that may force us to incur significant costs.

Our agreement with Rezidor, contains specific standards for, and restrictions and limitations on, hotel operation and maintenance. These standards, restrictions and limitations may conflict with our priorities, and impose capital demands upon us. In addition, Rezidor may alter its standards or hinder our ability to improve or modify our Radisson Complex. We may be forced to incur significant costs or make capital improvements in order to comply with the requirements of Rezidor and, if our relationship with Rezidor is terminated, to change the franchise affiliation of our Radisson Complex.

The value of our investment in our Radisson Complex is subject to various risks related to ownership and operation of real property.

In addition to the items set forth above, our investment in our Radisson Complex is subject to varying degrees of risk related to the ownership and operation of real property. The fair value of our Radisson Complex and income from our Radisson Complex may be materially adversely affected by:

●	changes in global and national economic conditions, including global or national recession, such as those triggered by the recent economic crisis;

●	a general or local slowdown in the real property market which may make it difficult to sell a property, such as the recent global slowdown;

●	political events that may have a material adverse effect on the hotel industry;

●	competition from other lodging facilities, and oversupply of hotel rooms in Romania;

●	material changes in operating expenses, including as a result of changes in real property tax systems or rates or labor laws;

●	changes in the availability, cost and terms of financing;

●	the effect of present or future environmental laws;

●	our ongoing need for capital improvements and refurbishments; and

●	material changes in governmental rules and policies.

We are in a violation of our lease agreement with the Israeli Land Administration with respect the plots in Tiberius.

In 2007, we have entered into a lease agreement with the Israel Land Administration ("ILA") with respect to a plot in Tiberius which was designated for the development of a hotel. Under the agreement we undertook to complete the hotel (following extension granted) by July 2013. As of the date of this filling we did not start the development work on the project. These rights are subject to termination under certain circumstances by the ILA and they may also forfeit bank guarantee of approximate NIS14 million granted.

RISKS RELATING TO OUR PLOTS IN INDIA

Our plots located in India are subject to highly regulated legal regime which is burdensome for foreigner investors

Our plots are located in India, and are subject to the Indian Foreign Exchange Management Act, 1999, and the regulations framed thereunder with respect to the construction development sector in India. That sector is governed by provisions of the Foreign Exchange Management Act and the consolidated Foreign Direct Investment (“FDI”) policy issued by the Department of Industrial Policy and Promotion (“DIPP”) of the Indian Ministry of Commerce and Industry, and updated/ revised from time to time through various Press Notes (“FDI Policy”). The last release with respect to the FDI Policy was a Consolidated FDI Policy circular issued by the DIPP, with effect from May 12, 2015, which was followed by press note no.12 of 2015 dated November 24, 2015. These regulations forbid the sale of undeveloped land in view of blocking speculative real-estate investments by foreigners. Such limitations block or limit our ability to separate and walk away from unsuccessful joint ventures, terminate land acquisition contracts, dispose of land inventory that the development thereof is not economical for us or control the timing of such disposition. In addition, that legislation is subject to continuous rapid and unexpected changes that can jeopardize our business strategy, planning and conduct, and can cause severe delays in timetables for the disposition of the plots and could have a material adverse effect on our operations, cash flow and in turn, our ability to repay our debts in timely manner.

Restrictions on the repatriation of capital in India may adversely affect our cash flows and results of operations.

Pursuant to regulations promulgated under the FDI Policy and by the Reserve Bank of India(“RBI”), the repatriation of capital with regard to investments made in the real estate sector is subject to strict regulatory procedures, and is restricted during three years commencing on the date of such investment. At times, the RBI will further slow-down repatriation of capital by requiring real estate investors to comply with additional regulatory and time-consuming bureaucratic processes. Although recent regulations promulgated by the RBI in this respect have been more beneficial to our operations, if we are unable to repatriate capital from our investments in India, in whole or in part, this may have an adverse effect on our cash flows and our results of operations.

We may have difficulties exercising mortgages/guarantees given in connection with our project in Bangalore, India which may significantly affect our ability to dispose of such asset and complete our strategy relating to our plots in India

Although the real estate sector in India is experiencing a challenging downturn, our strategy with respect to our plots in India is to dispose of such assets under the most optimal market conditions. Our plots in India are partially owned by our subsidiary, Elbit Plaza India Real Estate Holdings Limited, or EPI, and by local Indian partners. Due to regulatory , physical and other limitations to develop our project in Bangalore, India, ,on December 2, 2015 we announced that EPI signed an agreement to sell 100% of its interest in a special purpose vehicle which holds a site in Bangalore, India to a local Investor. The transaction is subject to certain conditions precedent, and closing will take place once these conditions are met and no later than 30 September 2016. In the event the closing conditions aren't met by this date, the local investor would be subject to the terms of an agreed upon separation mechanism under which EPI will be entitled, under certain circumstances, to exercise guarantees placed by the local investor. In the event the separation mechanism isn't properly executed and we are unable to enforce the terms of the separation mechanism on the local investor, we may face regulatory, judicial, and/or legal difficulties in exercising the guarantees placed by the local investor due to, among other things, injunctive relief requested by the local investor or third parties which may materially adversely affect our ability to dispose of the land to third parties which may jeopardize our business strategy, planning and operations, and could cause severe delays in disposition of the plots and could have a material adverse affect on our operations, cash flow and in turn, our ability to repay our debts in timely manner.

Even if we are able to properly execute the separation mechanism and/or exercise the guarantees placed by the local investor, there is no guarantee that we will be able to dispose of the land in the Bangalore project due to third party proprietary claims to certain parts of the Bangalore project, and third party holdings on parts of the land within the Bangalore project thus making the holdings in the land a non-contiguous property. In addition, legal and regulatory restrictions placed by local authorities can materially impede our ability to dispose of the land on optimal commercial terms.

We may have difficulties disposing our project in Chennai, India which may significantly affect our ability to complete our strategy relating to our plots in India

Due to regulatory and legal restrictions in India which make it difficult to register a transfer of ownership rights in our Indian projects, our ability to secure full title to our projects in India may be significantly restricted. For example, in September 2015 we announced that EPI obtained a backstop commitment for the purchase of our Chennai, India project. The project was owned 80% by EPI and 20% by a local Indian partner through Kadavanthara Builders Private Limited, a special purpose vehicle. Since the transaction did not close by January 15, 2016, EPI exercised its right to receive the local Indian partner’s 20% holdings in Kadavanthara Builders Private Limited and now contractually owns 100% of the Chennai, India project. Due to local regulatory and legal restrictions and a lack of cooperation from our local Indian partners such newly acquired 20% holdings may be difficult to register under applicable Indian regulations, see "Item 3 – Key Information – Risk Factors – Risks Relating to Our Plots in India - Real estate legislation in India does not assure clear title and ownership status" for more information.

In addition, there are ongoing court cases with respect to third party proprietary claims to certain parcels of land within the Chennai, India project which further impede our ability to dispose of the asset. Physical and geographical limitations such as lack of an access road leading to the Chennai project territory, theft of sand and destruction of property, and third party holdings throughout the Chennai project territory (which we are unable to purchase from such third parties at all or on reasonable market terms) may also impede our ability to dispose of the Chennai project on optimal commercial terms.

Even in the event we are successful in obtaining full title to the Chennai India project, the presence of other limitations described above means that there is no assurance that we will be able to sell such project to third parties which may harm our business strategy and our cash flow.

Limitations by the Indian government to invest in India may adversely affect our business and results of operations.

Under the Indian FDI Policy, an acquisition or investment in an Indian sector or activity, in particular in the commercial centers business, which does not comply with certain limitations, is subject to governmental approval. With respect to the real estate sector, these limitations include, among other things, restrictions on selling an undeveloped land without governmental approval and a minimum lock in of 3 years for each tranche of investment. In addition, under the FDI Policy it is not permitted for foreign investors to acquire agricultural land for real estate development purposes. There is no assurance that we will comply with the limitations prescribed in the FDI Policy in order to not be required to receive governmental approvals. Failure to comply with the requirements of the FDI Policy will require us to receive governmental approvals which we may not be able to obtain or which may include limitations or conditions that will make the investment unviable or impossible, and non-compliance with investment restrictions may result in the imposition of penalties and inability to dispose of our projects.

Real estate legislation in India does not assure clear title and ownership status.

Under Indian law, the registration of ownership in land with the land registration offices does not automatically guarantee the absence of third party rights to such land. In contrast to other countries, India does not have a central title registry for real property. Title registries are maintained at the state and district level and, since the process of storing such records digitally has only recently started, such records may not be available online for inspection. In addition, because it is common practice in some parts of India (especially in villages) for transfers of title upon deaths of family members and in certain other circumstances to be made only by notation in local revenue records, changes in the ownership of land may not be registered with the relevant land registry in a timely manner or at all. Title registries and local revenue records may not be updated or complete. As such, legal defects and irregularities may exist in the title to the properties on which our existing facilities and/or future facilities are or may be located. While we utilize all reasonable efforts to ensure integrity of title in the real estate properties acquired by us, the system of recording ownership and rights in and to immovable property is not conclusive. Our rights in respect of such properties may be threatened by improperly executed, unregistered or insufficiently stamped conveyance instruments, unregistered encumbrances in favor of third parties, rights of adverse possessors, ownership claims of family members of prior owners, or other defects of which we may not be aware. These defects may arise after land is acquired by us, and are not necessarily revealed by due diligence, due to various factors, including incomplete land records, transactions without registered documents, the decentralized nature of land registries and local revenue records, property-related litigation in India and family disputes in previous sellers’ families. Any defects or irregularities of title may result in litigation and/or the loss of development rights over the affected property. With respect to projects on leasehold land, revocation/expiry of the lease and any defect or irregularity in the lessor’s title may result in loss of our rights over affected property. This would have an adverse effect on our business and results of operations.

RISKS RELATING TO THE COMMERCIAL CENTERS BUSINESS, TO THE HOTEL BUSINESS AND TO THE PLOTS IN INDIA BUSINESS

Real estate investments are relatively illiquid.

Substantially all of our portfolio's total consolidated assets consist of investments in real properties, part of which are operational and a significant part of which are undeveloped. Because real estate investments are relatively illiquid, our ability to quickly sell one or more properties in the portfolio in response to changing economic, financial and investment conditions is limited. Moreover, the sale of undeveloped land to third parties will involve additional difficulties compared to selling of operational real estate assets such as the lack of financing for development in the CEE and India, the risk of not obtaining the building permits and approval from the authorities and the like. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand for space, trends, that are beyond our control. As our projects are subject to numerous factors that are not under our control, there is no assurance that our predictions and estimations of the timing in which we will be able to sell any property and/or the price or terms we set will actually materialize as predicted. There is no assurance that our predictions and estimations as to the length of time needed to find a willing purchaser and to close the sale of a property will be correct. In addition, current economic and capital market conditions might make it more difficult for us to sell properties or might adversely affect the price we receive for properties that we do sell, as prospective buyers might experience increased costs of debt financing or other difficulties in obtaining debt financing. Finally, attempting to sell any of our investments in real properties at an accelerated pace due to cash flow needs may result in our receiving lower purchase price for such investments.

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

There is an increasing awareness of environmental issues in CEE and India. This may be of critical importance in areas where soil pollution may be prevalent. If a property that we acquire turns out to be polluted, such a finding will adversely affect our ability to construct, develop and operate a commercial center, a hotel or a residential project on such property, and may cause us to suffer expenses incurred in cleaning up the polluted site which may be significant.

RISKS RELATING TO OUR MEDICAL COMPANIES

InSightec’s future growth substantially depends on its ability to develop and obtain regulatory clearance and reimbursement for additional treatment applications for the ExAblate.

Our associate InSightec Ltd. ("InSightec") has received regulatory approvals to market the ExAblate in the United States, Israel, Canada, Russia, Brazil, Mexico, Korea, Taiwan, Australia, New Zealand, Singapore, Japan, China and the European Union Economic Area ("EEA"), which is comprised of the member nations of the European Union and certain additional European nations, solely for the treatment of uterine fibroids. In addition, InSightec received CE-marking (approval to market in the EEA) ,Israeli approval and FDA approval for pain palliation of bone metastases. Finally, in December 2012, InSightec’s ExAblate Neuro system received the CE-marking for the treatment of neurological disorders in the brain including essential tremor, Parkinson’s disease and neuropathic pain. However, clinical experience for bone metastases and for the neurological disorders in the brain application is still in the early stages and therefore commercial acceptance is expected to take some time. InSightec’s objective is to expand the use of the ExAblate by developing and introducing new treatment applications, particularly for neurological applications. InSightec is currently in various stages of product development and clinical studies for a number of new treatment applications for the ExAblate. It will be required to obtain FDA approval in the United States and other regulatory approvals outside of the United States before marketing the ExAblate for these additional treatment applications. InSightec cannot guarantee that its product development activities for these other applications will be successful and if not, InSightec’s future growth will be harmed. In particular, InSightec’s future curative oncology treatment applications are subject to significant risks since these applications must be able to demonstrate complete ablation of malignant tumors, or meet or exceed the current medical standard related to the oncology application in question. If InSightec is unable to demonstrate this degree of efficacy, its future treatment applications may not prove to be successful. In addition, assuming product development is successful, the regulatory processes can be lengthy, lasting many years in some cases, and expensive. We cannot assure that FDA approval or other regulatory approvals will be granted.

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

Gamida's future growth substantially depends on its ability to develop and obtain regulatory clearance for additional treatment applications for their products.

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

Our medical companies’ activities in the field of medical equipment and devices development include clinical trials, which raise exposure to legal claims due to bodily injury or side effects resulting from the usage of such medical devices or treatment or the negligence or improper usage of such equipment by our treatment staff. Any such claims could result in harm to our business and results of operations.

InSightec is dependent on General Electric.

The ExAblate is compatible only with certain Magnetic Resonance Imaging (MRI) systems of GE Healthcare, a division of the General Electric Company ("GE"), which may limit InSightec’s potential market. A significant portion of the MRI systems in use in the United States and elsewhere are not GE MRI systems. On October 17, 2012, InSightec and GE entered into a Technology, Cooperation, and Distribution Agreement as amended on June 26, 2014, on March 30, 2015, and December 31, 2015 (the "Cooperation Agreement") relating, inter alia, to product exclusivity, cooperation with respect to the development and sale of the parties' complementary products, distribution, marketing and sales, intellectual property rights and licenses, sale terms and conditions, and similar items. In the event that GE is unable to effectively market its MRI systems or compete in the MRI market, InSightec’s ability to generate additional sales of the ExAblate could be adversely affected. In addition, InSightec's interface technology relies on GE's intellectual property rights and licenses. If and in the event GE will terminate those IP licenses (such as in the case of transfer of shares of InSightec to a competitor of GE), InSightec’s ability to support its products and generate additional sales of the ExAblate may be adversely affected. As discussed below under Item 4B. “Business Overview”, the Cooperation Agreement was amended in December 2015 such that InSightec was appointed as a non-exclusive distributor for GE's MR Scanners in order for InSightec to sell the scanners as an Integrated Therapy Platform (ITP) together with InSightec's products, and revocation of the right granted to GE to receive royalties' payments from InSightec and extension of the term of the Cooperation Agreement to 5 years from December 31, 2015.

Although InSightec was released from the product exclusivity limitations, to date it has not developed an interface to any other MRI machine developed by MRI manufacturers other than GE. Hence, the disadvantages of a single MRI source and reliance on GE have not changed yet.

In light of the above, although InSightec is contractually entitled to engage with third parties, it still depends on its collaboration with GE to ensure the compatibility of the ExAblate with new models of GE MRI systems and upgrades to existing GE MRI systems. GE regularly develops new models of its MRI systems, as well as new capabilities for its existing MRI systems, which could affect their compatibility with the ExAblate. If InSightec is unable to receive information regarding new models of the GE MRI systems or upgrades to existing GE MRI systems, and coordinate corresponding upgrades to the ExAblate to ensure continued compatibility with new and existing GE MRI systems, and if InSightec is unable to achieve collaboration with other MRI manufacturers and adjust its products to other MRI machines, its ability to generate sales of its system will be adversely affected. In addition, if InSightec is unable to coordinate new applications or upgrades with GE’s research and development team (or such teams of other MRI manufacturers), it may be unable to develop such applications or upgrades in a timely manner and its future revenue growth may be seriously harmed.

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

We are incorporated under Israeli law and our principal offices are located in Israel. In addition, our operations in our other lines of business, such as Elbit Medical, operate in Israel. Political, economic and security conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, various armed conflicts have taken place between Israel and its Arab neighbors, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon), and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.

In addition, acts of terrorism, armed conflicts or political instability in the region could negatively affect local business conditions and harm our results of operations. We cannot predict the effect on the region of any diplomatic initiatives or political developments involving Israel or the Palestinians or other countries in the Middle East. Recent political uprisings, social unrest and violence in various countries in the Middle East and North Africa, including Israel’s neighbors Egypt and Syria, are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries and have raised concerns regarding security in the region and the potential for armed conflict. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons, and the Islamic State of Iraq and Levant (ISIL), a violent jihadist group, is involved in hostilities in Iraq and Syria and have been growing in influence. Although ISIL’s activities have not directly affected the political and economic conditions in Israel, ISIL’s stated purpose is to take control of the Middle East, including Israel. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us.

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

Provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger or acquisition involving us. The Companies Law generally provides that a merger be approved by the board of directors and a majority of the shares present and voting on the proposed merger. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares not held by the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager) have voted against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the surviving company. Finally, a merger may not be completed unless at least (i) 50 days have passed since the filing of a merger proposal signed by both parties with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

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

The described restrictions could prevent or make more difficult an acquisition involving us, which could depress our share price.

RISKS RELATING TO EASTERN EUROPE AND GREECE

We are subject to various risks related to our operations in Eastern Europe, including economic and political instability, political and criminal corruption and the lack of experience and unpredictability of the civil justice system.

Many of the Eastern European countries in which we operate are countries which were allied with the former Soviet Union under a communist economic system, and subject us to various risks. Certain Eastern European countries, in particular those countries that are not expected to join the European Union in the near future, are still economically and politically unstable and suffer from political and criminal corruption, lack of commercial experience, unpredictability of the civil justice system, land expropriation, changes in taxation legislation or regulation, changes to business practices or customs, changes to laws and regulations relating to currency repatriation and limitations on the level of foreign investment or development. Certain Eastern European countries also continue to suffer from high unemployment and low wages. These risks could be harmful to us and are very difficult to quantify or predict. In countries that are not members of the Eastern Union but have liberalized policies on international trade, foreign ownership and development, investment, and currency repatriation to increase international trade and investment, such policies might change unexpectedly. We will be affected by the rules and regulations regarding foreign ownership of real and personal property. Such rules may change quickly and dramatically and thus may have an adverse impact on ownership and may result in a loss without recourse of our property or assets. Domestic and international laws and regulations, whether existing today or in the future, could adversely affect our ability to market and sell our products and could impair our profitability. With respect to our operations in Romania, any foreign company or litigant may encounter difficulties in prevailing in any dispute with, or enforcing any judgment against, the Romanian government or officers or directors under the Romanian legal system. The joint venture in relation to the Casa Radio site in Bucharest is governed by the public-private partnership laws of Romania pursuant to which no projects have yet been implemented in Romania. There is a risk that the legal structure of this partnership may be challenged in the future and that the development and exploitation rights to be granted by the Romanian government to the joint venture company are more restrictive than currently anticipated, leading to us being unable to obtain the development profits predicted for the project. Furthermore, third parties could challenge the Romanian government’s decision, following the failure of the original partners to fulfill their obligations or to put the contract out to tender or to carry out a new site valuation. A successful challenge on either count could result in us having to enter a new tender process, which would lead to an increase in associated expenses and uncertainty.

We and PC have become aware of certain issues with respect to certain agreements that were executed in the past in connection with the Casa Radio. See, "Item 4 – Information on the Company – History and Development of the Company – Recent Events - Casa Radio Project in Bucharest, Romania" for more information.

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

The economic crisis in the Balkans is also placing stress on the real estate industry, which has been experiencing difficulties since late 2008, although recent market data suggests that the Romanian and Serbian markets are recovering. The cost of real estate has fallen by approximately 30% to 50% across the region, and plans for developing industrial or tourist projects have been terminated or postponed. If the current trend continues, future prospects for the industry in this region are limited and could adversely affect our ability to develop and sell our projects there.

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

Eastern European countries may face military activity or terrorist attacks in the future as a result of increased global terrorist activity in the EU, and that could influence their economies by disrupting communications and making travel more difficult and such political tensions could create a greater perception that companies operating in such countries are usually involved in higher degrees of risk. Events of this nature in the future, as well as social and civil unrest due to increased tendencies towards extremism in the countries where we operate, could influence their economies and could have a material adverse effect on our financial condition and results of operations.

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

Elbit Imaging Ltd. was incorporated in 1996 under the laws of the State of Israel. Our shares are listed on the NASDAQ Global Select Market (ticker symbol: EMITF) and on the Tel Aviv Stock Exchange ("TASE"). Our executive offices are located at 5 Mota Gur Street, Petach Tikva 4952801, Israel. You may reach us by telephone at (972-3) 608-6000 or by fax at (972-3) 608-6050. Our address in the U.S. is c/o Elscint, Inc., 747 Third Avenue, 4th Floor, New York, N.Y. 10017-2803.

For a summary of our recent acquisitions, dispositions and other activities and of our capital expenditures and divestitures during the years 2013, 2014 and 2015, and that are currently in progress, see “Item 5. Operating and Financial Review and Prospects - Overview.”

Recent Events

Non-Binding Letter of Intent with International Manufacturer of MRI Scanners

On April 18, 2016 we announced that we were informed by InSightec Ltd. that it had signed a Non-binding Letter of Intent (LOI) with an international manufacturer of MRI scanners to develop compatibility between InSightec’s MRI guided Focused Ultrasound Systems (MRgFUS) and this manufacturer’s MRI scanners with the intention to expand the MRgFUS market globally. The completion of the transaction outlined in the aforementioned LOI is subject to signing and implementation of a definitive agreement between the parties that includes R&D and regulatory approvals. As of the date of this annual report, the timelines of successful implementation are unclear.

Gadish Settlement

On April 6, 2016, we announced that we and some other defendants (i.e: our and Elscint's former directors and officers) entered into a settlement agreement with the Plaintiffs in class action #1318/99 (Gadish v. Elscint et. al.) The settlement generally provides that in consideration of a total payment of NIS 46 million (approximately $11.9 million) (a) the Hotels & Marina Transactions cause of action (as well as any other cause of action that is – or may be – directed against us and our former directors and officers and to Elscint and its former directors and officers) shall be exhausted with respect to all of the defendants; and (b) all other causes of action shall be exhausted with respect to us and our former directors and officers as well as with respect to Elscint and its former directors and officers. Our share in the aforementioned compensation is NIS 4 million (approximately $1 million) and the rest will be financed by our D&O Insurance. The Settlement is subject to the court's approval and additional preconditions fulfillment as determined in the settlement agreement, including, but not limited to the right of the insurer to terminate the settlement under certain circumstances. For further information with regards to the class action, please see Note 14B. (1) of our Annual Consolidated Financial Statements as of December 31, 2015 filed as Exhibit 99.1 to our Report on Form 8-K filed with the SEC on March 31, 2016.

Acquisition of Loan to Control Liberec Plaza in the Czech Republic and Sale of the Commercial Center

On March 31, 2016 we announced that PC completed the sale of Liberec Plaza for €9.5 million (approximately $10 million). Following net asset value adjustments related to PC’s balance sheet, PC received net €9.37 million (approximately $10 million). On September 29, 2015 we had announced that PC won a tender to buy the loan in respect of the Liberec Plaza commercial center in the Czech Republic. The €20.4 million bank loan was granted by two commercial banks which PC has agreed to buy for €8.5 million, reflecting a discount of 58%.

Reverse Share Split

On March 31, 2016, following Board unanimous recommendation our shareholders authorized the effecting of a reverse share split of shares at a ratio, to be established by our Board in its sole discretion, not to exceed one-for-ten, or to abandon the reverse share split in order to increase the per share trading price of our ordinary shares to satisfy Nasdaq's Listing Rule 5450(a)(1) which requires that listed stocks maintain a closing bid price in excess of $1.00 per share for continued listing on the Nasdaq Global Select Market. For more information, see "Item 3 – Risk Factors – General Risks - If we do not satisfy the NASDAQ requirements for continued listing, our ordinary shares could be delisted from NASDAQ."

Casa Radio Project in Bucharest, Romania

On March 29, 2016, we announced that PC announced that its board had become aware of certain issues with respect to certain agreements that were executed in the past by PC in connection with the Casa Radio Project in Romania. In order to address this matter, PC's Board appointed the chairman of PC's Audit Committee to investigate the matters internally. PC's Board also appointed independent law firms to perform an independent review of the issues raised. PC has approached and is co-operating fully with the relevant Romanian Authorities regarding the matters that have come to its attention in this respect and it has submitted its findings to the Romanian Authorities. Following PCs report to us, our audit committee has decided to appoint a special committee to examine the matters raised in PC's announcement, including any internal control and reporting issues. As the investigation of this matter is ongoing PC in unable to comment on any details related to this matter.

Addendum to Loan Agreement with Bank Hapoalim

On March 22, 2016, we announced that we had signed an addendum to the loan agreement with Bank Hapoalim B.M. (the "Bank" and "Loan Agreement"), that will cancel and replace the previous loan agreement (the "Addendum" and the "Loan"). Under the Addendum, subject to the prepayment of €15.0 million (approximately $16 million) to the Bank by March 31, 2016, the following new terms will apply to the loan: (i) the repayment schedule of the Loan will be as follows: €7 million (approximately $8 million) will be repaid on November 30, 2016 and the balance will be repaid on November 30, 2017 instead of one single payment in February 20, 2017 in the existing Loan Agreement; (ii) we will not have prepayment obligations for the planned notes repurchase program which will be executed by us during 2016 for an amount up to NIS 50 million (approximately $13 million); and (iii) any net cash flow that will be received by us from the refinancing of the Radisson Blu hotel in Bucharest Romania in an amount up to €97 million shall not have repayment obligations, and shall be used by us at our sole discretion.

Notes Repurchase Programs

On February 1, 2016 we approved a new program to repurchase up to NIS 40 million (approximately $10.1 million) of our Notes, which are traded on the Tel Aviv Stock Exchange. Our board of directors has determined that until further notice, we will purchase only Series H Notes. The repurchases will be made from time to time in the open market on the Tel Aviv Stock Exchange, in privately negotiated transactions or in a combination of the two, commencing the date of this announcement and for a period of 12 months. The repurchase program does not require us to acquire any or a specific amount of notes, and it may be modified, suspended, extended or discontinued without prior notice. Repurchase of Notes under this program depends on factors such as market conditions and legal compliance. Notes repurchased by us will be canceled and removed from trading. Until the date of this report, we have bought back 13.7 million par value Series H Notes for a total amount of NIS 12.2 million (approximately $3.13 million).

On October 12, 2015 we approved a program to repurchase up to NIS 50 million (approximately $13 million) of our Series H Notes and Series I Notes, which are traded on the Tel Aviv Stock Exchange. We subsequently announced that only Series H Notes will be included in the repurchase program. The repurchases were be made from time to time in the open market on the Tel Aviv Stock Exchange, in privately negotiated transactions or in a combination of the two for a period of 12 months. On December 17, 2015 we announced that we had reached the repurchase program goal by purchasing NIS 56 million par value of series H notes for the total consideration of NIS 50 million.

An agreement to sell a Plot in Chennai, India

In September 2015, we announced that our subsidiary Elbit Plaza India Real Estate Holdings Limited, or EPI, obtained a backstop commitment for the sale of the Chennai, India project. The project is owned 80% by EPI and 20% by a local Indian partner through Kadavanthara Builders Private Limited, a special purpose vehicle. The total consideration under the sale agreement was INR crore 161.7 (approximately $49 million). Since the transaction did not close by January 15, 2016, EPI exercised its right to get the local Indian partner’s 20% holdings in Kadavanthara Builders Private Limited and now owns 100% of the Chennai, India plot.

An agreement for the sale of Land Plot in Kochi, India

On January 15, 2016 we announced that we signed an agreement to waive any of our rights and interest in a special purpose vehicle which holds a land plot in Kochi, India. The total consideration for us is INR 10 Crores (approximately €1.4 million), which will be paid to us upon the closing of the transaction. The transaction is subject to certain conditions precedent, and closing will take place once these conditions are met and no later than October 15, 2016. The local Investor has provided certain security in order to guarantee the aforementioned deadline.

InSightec Series D Share Purchase Agreement

On December 31, 2015, InSightec and some of its existing and new shareholders signed and executed an amendment to certain Series D Preferred Share Purchase Agreement, dated June 26, 2014, as amended from time to time, under which Insightec completed an investment of $22 million at a price of $1.94 per share, in consideration for approximately 7.3% of InSightec's outstanding share capital, on a fully diluted basis. The terms and conditions of the investment are the same as in the original Series D Preferred Share Purchase Agreement, based on the same pre-money valuation and subject to certain adjustments. As for the terms and conditions of the Original Series D agreement see "Item 4 – Business Overview – Medical Companies - Recent Investment Rounds in Insightec."

In addition, General Electric company, Healthcare Division ("GE") and the shareholders signed and executed an agreement for the sale of 20 million Preferred B and Preferred C Shares held by GE, which constitutes approximately 13% of InSightec's issued and outstanding share capital (on a fully diluted basis after the closing of the Amendment Share Purchase Agreement), at a price of $1.25 per share. Furthermore, GE granted to the shareholders an option to purchase 7.5 million additional Preferred B and B1 Shares from GE, representing approximately 4.8% of InSightec's issued and outstanding share capital (on a fully diluted basis after the closing of the Amendment Share Purchase Agreement) for the same price. The option is exercisable within one to two years following the closing date of the transaction, subject to the conditions stipulated in the agreement. For more information, See "Item 4 – Business Overview – Medical Companies – InSightec- Recent Transactions in InSightech's shares".

Sale of Cina Property in Bucharest

On December 15, 2015, we announced, that our 98% holding subsidiary, S.C. Bucuresti Turism S.A. ("Butu") and PC signed a transaction for the sale of the Cina property in Bucharest. The total consideration was €4 million (approximately $4.3 million), divided to €2.7 million (approximately $2.9 million) for PC and €1.3 million (approximately $1.4 million) for BUTU. The net proceeds, after related taxes and transaction costs was approximately €2.26 million (approximately $2.5 million) for PC and approximately €1.3 million (approximately $1.4 million) for BUTU.

Agreement to Sell a plot in Bangalore,India

On December 2, 2015 we announced that EPI signed an agreement to sell 100% of its interest in a special purpose vehicle which holds a site in Bangalore, India to a local Investor. The total consideration for the sale upon completion of the transaction is approximately €45.4 million which will be paid at transaction closing. Our direct share in the proceeds is 50% (approximately €22.7 million). The transaction is subject to certain conditions precedent, and closing will take place once these conditions are met and no later than 30 September 2016. The local partner has provided certain securities in order to guarantee the abovementioned dead line.

Refinance of Hotel in Bucharest

On October 28, 2015 we announced that our subsidiary BUTU entered into a term sheet with Raiffeisen Bank International A.G and Raiffeisen Bank S.A., leading international European banks, as lenders, ("Lenders") to amend the facilities agreement between the parties entered into on September 16, 2011, as amended. According to the term sheet, the lenders will increase the loan under the facilities agreement up to € 97 million. The new facility can be drawn down in two Tranches, with the first Tranche in the amount of up €85 million, and the second Tranche in the amount of up to € 12 million. The proceeds of the new facility shall be used, inter alia, to prolong the outstanding facility under the existing facility agreement in the amount of approximately €60 million. The surplus of the new facility will be used for the repayment of all existing shareholder loans granted to BUTU by Elbit Group. On March 10, 2016 BUTU and the Lenders, and us as guarantor signed a definitive facility agreement in the total amount of €97 million. On March 24, 2016 the first draw down in an amount of €85 million (approximately $93 million) was closed. The net cash received by us was approximately € 24.4 million (approximately $27 million).

Novartis Investment in Gamida

On October 12, 2015 we announced that Gamida our indirect subsidiary, entered into agreements with Novartis according to which Novartis invested in Gamida an immediate amount of $5 million, in return for approximately 2.5% of Gamida on a fully diluted basis. For further discussion, see “Item 5. Operating and Financial Review and Prospects – Overview - 2015”.

Sale of Koregaon Park Plaza

On June 11, 2015 we announced that PC reached an agreement to sell Koregaon Park Plaza, the retail, entertainment and office scheme located in Pune, India for approximately €35 million (approximately US$ 39 million), consistent with the asset’s last reported book value. The net cash proceeds (after repayment of the related bank loan, other liabilities and transaction costs) from the sale were approximately €7.2 million (approximately US$ 8 million).

Non- Exercise of Novartis Option

On September 2, 2014, Elbit Medical announced that Gamida Cell, and the vast majority of Gamida Cell’s shareholders (including Elbit Medical), completed the execution of the Option and Investment Agreements with Novartis Pharma A.G ("Novartis"). Under such agreements, Novartis invested $35 million in Gamida Cell in exchange for approximately 15% of Gamida Cell’s share capital and an option to purchase the holdings of the other shareholders in Gamida Cell, including Elbit Medical's holdings upon the completion of certain milestones relating to the development of NiCord.

On June 3, 2015 Gamida Cell notified Elbit Medical that following discussions held between the Novartis representative and the CEO of Gamida Cell, the Novartis representative notified Gamida Cell that Novartis did not intend to exercise the Novartis Option.

Sale of Hotels in Antwerp, Belgium

On May 11, 2015 we announced that we had closed the Share Purchase Agreement with Astrid JV Sarl, an affiliate of Kohlberg Kravis Roberts & Co. L.P., with regard to the sale of PC's entire (100%) holdings in PC's wholly owned subsidiary which owns and operates our hotels in Antwerp, Belgium, the Radisson Blu Hotel and the Park Inn Hotel. The total net consideration paid to PC, following the repayments of PC's subsidiary's bank loans was approximately €27 million out of which €1 million was deposited in escrow to secure the Seller's indemnification obligations under the Share Purchase Agreement. In accordance with our Refinancing Loan Agreement with Bank Hapoalim B.M we have prepaid an amount of approximately $5 million on account of a loan with the bank.

Delisting of Bucuresti Turism S.A.

On February 19, 2015, we announced that the extraordinary general meeting of shareholders of our subsidiary Bucuresti Turism S.A. (in which we hold 77% of the issued share capital), which shares were traded on the Bucharest Stock Exchange market (RASDAQ) that took place on February 18, 2015, resolved, amongst other things, that BUTU will not take the necessary legal actions for the shares issued by it to be admitted for trading on a regulated market or to be listed on an alternate trading system. On June 9, 2015 we announced that shareholders holding 21.48% of BUTU exercised their right to withdraw from BUTU. The total amount paid by BUTU for such withdrawal requests was approximately €13.9 million (approximately USD $15 million). An amount of €2 million was financed by BUTU from its own resources and the remainder in the amount of approximately €11.9 million was financed by us through a shareholder loan granted to BUTU.

Following approval of the Financial Supervisory Authority in Romania BUTU was delisted from the RASDAQ. Upon the completion of the delisting, all the shares acquired by BUTU during the delisting process were cancelled and the share capital of BUTU was decreased accordingly. Following the share capital decrease, we hold (indirectly) approximately 98% of BUTU's share capital

Sale of Elbit Fashion’s Mango franchise rights

On September 29, 2014, we announced that our subsidiary Elbit Fashion Ltd. (“Elbit Fashion”) had received from PUNTO FA, S.L (“Punto”) written notice of its intention not to extend the term of the franchise rights of Elbit Fashion for operation of the "Mango" retail stores in Israel, as granted under the agreement entered between Elbit Fashion and Punto on May 3, 2005 (the “Franchise Agreement”) and to terminate the Franchise Agreement. On October 27, 2014, we announced that Elbit Fashion signed a sale agreement (the "Fox Agreement") with Fox-Wisel Ltd. ("Fox") with regards to the sale of the operation and business of "Mango" retail stores in Israel. Under the Fox Agreement, which was consummated on January 5, 2015, Elbit Fashion sold and assigned Fox all business activity, stores, investments in the leased properties, furniture and equipment, inventory and customer loyalty program and any and all rights relating thereto, free and clear of any third party rights, except as explicitly set in the Fox Agreement and net of certain liabilities related to the business activities of Mango, for consideration of approximately NIS 37.7 million, out of which NIS 4.9 million were deposited in escrow, subject to certain adjustments in accordance with the provisions of the transaction documents. As of the date of this filling we received all the amounts which were deposited in Escrow. Following the consummation of the transaction, Elbit Fashion has ceased to operate the "Mango" retail stores activity, and accordingly the said activity was classified as discontinued operation in our financial statements.

PC Debt Restructuring

On November 18, 2013 our subsidiary PC announced that it had filed for reorganization proceedings (preliminary suspension of payments) with the District Court of Amsterdam in the Netherlands (the “Dutch Court”) and submitted a restructuring plan to the Dutch Court proposed to its creditors, which was further amended (the “Amended PC Plan”). The Amended PC Plan proposed, inter alia, that all principal payments of any unsecured debt due during 2013-2015 be deferred for three years from the date of approval of the Amended PC Plan by the Dutch Court (“Approval Date”). If within two years from the Approval Date PC manages to repay 50% of such unsecured debt, then the remaining principal payments shall be deferred for an additional one year. Under the Amended PC Plan, following the removal of the suspension of payments order by the Dutch Court, PC will be required to assign 75% of the net proceeds received from the sale or refinancing of any of its assets to early repayment of its unsecured debt, to be allocated among the holders of such unsecured debt. PC will be permitted to make investments only if its cash reserves contain an amount equal to general and administrative expenses and interest payments for such unsecured debt for a six-month period. The Amended PC Plan was made contingent upon a cash injection of approximately €20 million in PC, by way of a rights issuance (the “Rights Offering”), under which, we, PC, and its directors and officers would be fully released from all claims. On June 23, 2014, subject to the application of certain conditions precedent, we undertook to exercise (or procure that other persons will exercise) all of our rights in the proposed Rights Offering and to procure subscriptions for any unexercised portion of the Rights Offering (the “Undertaking”). On June 26, 2014 PC announced that a majority of its creditors voted to approve the Amended PC Plan, and on July 10, 2014, the Dutch Court approved the Amended PC Plan, with the Approval Date being July 18, 2014, upon which PC’s management resumed full control of PC’s business. On December 19, 2014, PC announced that it had successfully completed the Rights Offering.

In addition, the Amended PC Plan includes other provisions which essentially prevent us from using the proceeds from realization of PC’s projects for the development of PC’s existing projects designated for development. As a result, any future development of existing projects by PC may not be executed due to insufficient cash for equity injection into such projects.

Our Debt Restructuring

During 2013, our Board resolved to suspend all payments to its unsecured creditors and to negotiate with its unsecured creditors on a restructuring plan for the unsecured financial debts. On October 17, 2013 our unsecured financial creditors approved a Plan of Arrangement (the “Arrangement”) (as adjusted from time to time) and on January 1, 2014, the Israeli District Court approved the Arrangement. The closing of the Arrangement took place on February 20, 2014. The general terms of the Arrangement are: (i) in consideration of the extinguishment of our unsecured financial debts (i.e.: Series A-G notes, series 1 note and our debts to Bank Leumi), we issued at the closing of the Arrangement the following instruments (A) New ordinary shares, representing immediately following such exchange 95% of our outstanding share capital on a fully diluted basis; and (B) Two series of new notes in the aggregate principal amount of NIS 666 million, (ii) the new Shares and the new notes were allocated among the various unsecured financial creditors in proportion to the outstanding balance (principal, interest and CPI linkage) under each obligation as of the closing of the Arrangement. The new Shares are listed for trading on both the Tel Aviv Stock Exchange and the NASDAQ Stock Market, and the new notes are listed for trading on the Tel Aviv Stock Exchange, and (iii) pursuant to the terms of the Arrangement, we amended our Articles of Association to include among other things that s decision to engage in a new field of business which is material to us, in which neither the we nor any of our subsidiaries is engaged and which new field of business is not complementary to our business or our subsidiaries, shall require the unanimous approval of all of the members of the board.

B.	BUSINESS OVERVIEW

We operate primarily in the following principal fields of business:

●	Commercial Centers - Initiation, construction and sale of commercial centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through PC. In certain circumstances and depending on market conditions, we operate and manage commercial centers prior to their sale;

●	Hotels - Operation and management of our Radisson Complex in Bucharest, Romania;

●	Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; and

●	Plots in India - Sale of plots in India which were initially designated as residential projects.

Following our Debt Restructuring and PC's Debt Restructuring we are no longer focused on developing our principal fields of business, rather our focus is on disposing our assets at optimal market conditions.

Commercial Centers

This business includes operational commercial centers, plots designated for the construction and/or development of commercial centers in CEE as well as plots not designated for development in the foreseeable future or designated for sale these plots without further development. Certain projects designated for development are mixed-use real estate projects which include predominantly commercial centers combined with other elements of operations, including offices, residential units, conference centers and leisure facilities. In this annual report, we refer to all projects mentioned above, as “commercial centers.” Construction or development of each such project is generally conducted through a special purpose project corporation, owned by PC. In certain cases, such special purpose corporation is held as a joint venture with project partners.

As of the date of this annual report, our commercial segment of operations includes a total of four operating projects and four projects which are designated to be developed by PC in the coming years. In addition, we have eleven projects which are not designated to be developed by us in the foreseeable future. Our projects are located in Romania, Poland, Serbia, Latvia, Bulgaria, Greece, and Hungary.

Business Concept and Strategy

General

In this field of operations, our focus is the development and construction of new commercial centers and redeveloping existing centers, where there is significant redevelopment potential, in both capital cities and important regional centers and the subsequent sale of such centers.

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

Our commercial centers are comprised of large retail anchor tenants (such as Tesco, Match, Peek&Cloppenburg, New Yorker, H&M, TKMaxx, Toys ‘R Us, Zara, C&A etc.). These anchor tenants form the basis of the shopping areas around which smaller boutiques, international brands (such as Hugo Boss, Mango, Aldo, Sephora, Reserved, House, Esprit) and local retailers create a carefully balanced tenant mix to meet local demand. Leases with anchor tenants generally run for a term of ten to fifteen years, with an option to extend. Leases with semi-anchor tenants are usually for a term of five to ten years, while standard units are usually leased for three to five years.

Our commercial centers also include a multiplex cinema complex of between four and 12 theater screens, depending on the size of the center, and, where appropriate, an IMAX auditorium. The entertainment areas also include a gaming area comprising a video games arcade, bowling alley, electronic gaming machines, billiards, discotheque, bar and a children’s playground. Each entertainment area also includes a food court offering a wide range of food outlets, coffee shops and restaurants.

Operational commercial centers

Our main goal is to sell the operational commercial centers subject to prevailing market conditions. Up to the consummation of a transaction for the sale of the operational commercial centers we will operate the commercial centers. During the operational period of the commercial centers we aim to improve their operational results by increasing the occupancy rates, the average rent rate as well as changing the mixture of the tenants. PC regularly monitors whether according to market yields at the relevant time it is favorable to hold and operate centers or to sell upon completion. While yields are high, PC believes that it has the management skills to operate the assets, as done in the past, until the next low yields cycle. Currently, PC operates and manages its four active commercial centers, attempting to stabilize them prior to selling them, as it believes that investors are seeking to invest in assets with a track record and an occupancy rate above 90%. Mindful of the impact of the ongoing issues in the geographical area on the economies in which PC operates, PC intends to simultaneously reduce its ratio of capital to debt while leading its limited development program into the stronger economies of the CEE. PC’s cautious but opportunistic approach is set to unlock significant value on behalf of its creditors and shareholders. It will continue to attempt to sell completed developments but will hold them on its balance sheet and benefit from the rental income until sufficient sale prices are achieved. PC believes that selling developments at the present time, due to ongoing economic conditions, will unlikely recover invested equity, and therefore PC is focusing, where possible, on developing projects and realizing value at an appropriate stage.

The following provides additional information with respect to our operational projects, as of December 31, 2015:

Name of Project	Location	PC Share %	Approx. Gross Lettable Area (m2)	Opening Date
Riga Plaza	Riga, Latvia	50	49,000	March 2009
Liberec Plaza (1)	Liberec, Czech Republic	100	17,000	March 2009
Zgorzelec Plaza	Zgorzelec, Poland	100	13,000	March 2010
Suwałki Plaza	Suwałki, Poland	100	20,000	May 2010
Torun Plaza	Torun, Poland	100	40,000	November 2011

(1)	Project was sold on March 31, 2016

Projects Proposed for Development

Our goal is to develop modern western-style commercial centers and mixed-use developments in the capital and regional cities of selected countries, primarily in CEE, focusing in the medium-term on Serbia and Romania.

All of our plots designated for development are currently in the planning stages and construction work has not yet started (except for the Belgrade Plaza (Visnjicka) project). The last commercial center which was built by us was the Kragujevac Plaza which was opened to the public in March 2012. As of the date of this filling all of our commercial centers are planning stages and construction work has not yet started (except for the Belgrade Plaza (Visnjicka) project).

In light of market conditions at the time, PC made the strategic decision to scale back on starting new projects and to focus on projects with available external financing and strong tenant demand. PC currently plans to progress in a selected number of projects, which are: (i) Casa Radio (Phase 1) in Romania; (ii) Timisoara in Romania; (iii) Belgrade Plaza (MUP) in Serbia; and (iv) Belgrade Plaza (Visnjicka) in Serbia. All of PC’s other projects are not designated to be developed in the foreseeable future. PC intends to either sell these plots without further development or to hold them until market conditions in CEE improve. Due to the recent Debt Restructuring and due to the existing backlog of undeveloped plots, PC is not actively seeking any significant acquisitions of new plots or operating commercial centers.

The following table provides additional information for projects designated for developments in the foreseeable future:

Name of Project	Location	Type	Title	PC Share %[1]	Approx. Land Area (m2)	Approx. Gross Lettable Area (m2)		Estimated Completion	Status
Timisoara Plaza	Timisoara, Romania	Commercial Center	Ownership	100	32,000	40,000		2018	Planning and development stage – received building permit
Belgrade Plaza (Visnjicka)	Belgrade, Serbia	Commercial Center	Ownership	100	31,000	32,000		2017	Construction commenced in 2015.
Casa Radio	Bucharest, Romania	Mixed Use	Leasing for 49 years	753	97,000	467,000	[2,4]	-	Planning and development stage
Belgrade Plaza (MUP)	Belgrade, Serbia	Mixed Use	Ownership	100	9,000	63,000[2]		2018	Planning and development stage

[1]	Directly or indirectly.
[2]	Gross building area (“GBA”).
[3]	Other investors in the project include the Government of Romania, which will procure that the project company is granted the necessary development and exploitation rights in relation to the site for a 49-year period in consideration for a 15% interest in the project, as well as an additional developer which holds 10%.
[4]	The project will consist of a complex with a planned GBA of approximately 467,000 square meters (including parking), and will include a commercial center of approximately GLA of 90,000 square meters, with a hypermarket, office buildings of approximately GBA of 127,000 square meters, hotel complex with conference center and a Public Authority Building (“PAB”).

Total additional estimated costs of construction, required for completion of the above 4 projects designated for development and the percentage of pre-leased areas are presented in the following table:

Country	Estimated cost of completion	Percentage Pre-leased *
Romania[1]	€251.4 million (approximately $ 274 million)	-
Serbia[2]	€136.4 million (approximately $ 148.7 million)	45%

[1]	In respect of Casa Radio, the cost represents Phase 1 of the project.
2	Solely with respect to the Belgard Plaza(visijcka) project.

Projects (plots) designated for sale

Our main goal in respect of plots which are not designated for future development is to hold them in their current state without investments of significant financial and managerial resource. During the last few years we have executed several transactions for the sale of undeveloped plots and, subject to prevailing market condition, we will consider the sale of the additional undeveloped plots in their current state to third parties.

The following table provides additional information in respect of our plots which are designated for sale, as of December 31, 2015:

Name of Project	Location	Type	Title	PC Share %[1]
Csiki Plaza	Miercurea Ciuc, Romania	Commercial and Entertainment Center	Ownership	100
Kielce Plaza	Kielce, Poland	Commercial and Entertainment Center	Perpetual Usufruct	100
Leszno Plaza	Leszno, Poland	Commercial and Entertainment Center	Perpetual Usufruct	100
Shumen Plaza	Shumen, Bulgaria	Commercial and Entertainment Center	Ownership	100
Slatina Plaza(*)	Slatina, Romania	Commercial and Entertainment Center	Ownership	100
Constanta Plaza	Constanta, Romania	Commercial and Entertainment Center	Ownership	100
Pireas Helios Plaza (**)	Athens, Greece	Offices/Retail	Ownership	100
Arena Extension	Budapest, Hungary	Offices	Land use rights	100
Lodz Plaza	Lodz, Poland	Retail and Entertainment Center	Perpetual Usufruct	100
Lodz (Residential)	Lodz, Poland	Ownership/Perpetual Usufruct	Ownership	100

(*) On 24 March 2016 PC completed the sale of its site in Slatina to a third party developer.

(**) On April 8, 2016 PC announced a Pre-Agreement to sell development plot in Greece for €4.7 million.

(***) Gross area of the plot.

Hotels

General

Our goal in respect of the Radisson Blu Complex is to hold and operate, and enhance its value until its sale to third parties. We hold 98% of the Radisson Blu complex in Bucharest, while the rest is owned by various unrelated third parties. For a discussion of the procedures under Romanian law for the delisting of the sale-out right of the minority shareholders in Bucuresti – see "Item 4 – Information on the Company – History and Development of the Company - Recent Events".

Management of Hotels

Rezidor manages our hotel complex in Romania, comprised of our Radisson Blue and Park Inn hotels, and other apartments. Under the management agreement signed with Rezidor, we undertook to pay Rezidor certain agreed upon fees which are calculated as a percentage of the hotel’s revenue as well as a certain agreed upon percentage from the gross operating profit of the hotel. We also undertook to participate in certain portions of the expenses incurred by Rezidor in the course of performance of their obligations (mainly marketing and advertising expenses), up to a certain percentage of the room revenues, and to invest in the hotel's capital expenditures. In regards to the agreement to manage the Radisson Blu Bucharest Hotel we can terminate the agreement only in limited circumstances set forth in the agreement.

Radisson Blu complex- additional information

The tables below provide information with regard to our Radisson Blu Complex:

Name	Title	Our Share As of December 31, 2015	Approximate Constructed Area (square feet)	Rate of Hotel	Total Rooms and description	Additional information

Radisson Complex Bucharest, Romania	Freehold	98%	900,000	The Radisson Blu and elite apartments – 487 Five Star units Park Inn apartments – 276 Four Stars units	Radisson Blu - 424 rooms and suites, 63 elite apartments Park Inn - 210 apartments 66 unbranded apartments.	The complex includes several restaurants and bars, a spa and a world class health academy, casino, and shopping area

Name	Average Room Rate (Euro)	Average Occupancy Rates (%)	Revenue Per Available room (RevPar)
Radisson Complex Bucharest Romania	90	77%	69

Plot in Tiberius, Israel

In July 2007 we entered into an agreement with the Israel Land Administration ("ILA"), according to which we leased a plot of approximately 44,600 square meters near Tiberius, Israel for a term of 49 years (through 2056) with an option to extend the lease term for an additional 49 years. The total consideration paid amounted to NIS 30.6 million. Under the agreement, we undertook to complete the construction work of the hotel within a period not exceeding 36 months (July 2010). During 2010 we received an extension of an additional three years until July 2013 to complete the construction of the hotel. Also under the agreement, we provided the Israel Land Administration with two bank guarantees in the aggregate amount of NIS 14 million (in order to secure our undertakings under the lease agreement). The agreement may be terminated upon a breach of its terms. We are seeking a buyer for this plot or a joint venture partner which will manage the initiation and the construction of the project and/or return the plot to the ILA for an agreed compensation.

Medical Companies

Our Medical portfolio is held by Elbit Medical Technologies Ltd. (an Israeli company traded on the TASE ("Elbit Medical"). Elbit Medical is the largest shareholder in two medical companies: InSightec Ltd. ("InSightec") and Gamida Cell Ltd. ("Gamida"). As of the date of this annual report, we hold 89.9% of Elbit Medical's share capital (83.6% on a fully diluted basis).

In addition to our holding in the shares of Elbit Medical, we provided throughout the year credit lines and services to Elbit Medical. As of December 31, 2015 Elbit Medical has a total of NIS 145.6 million (approximately $47 million) outstanding loans and current accounts due to us with the following terms:

Loan Balance as of December 31, 2015:	Interest:	Linkage Mechanism:	Contractual Repayment Date:	Early Repayment:
NIS 85.2 million	6%	Linked to USD	December 31, 2017	Possibility of early repayment (without penalties) after October 1, 2016, at Elbit Medical's discretion. Early repayment requires approval of an independent board committee of Elbit Medical
NIS 52.5 million	Non-interest bearing	Linked to CPI	December 31	Possibility of early repayment (without penalties) after April 1, 2016, at Elbit Medical's discretion. Early repayment requires approval of an independent board committee of Elbit Medical.
NIS 7.9 million	Non-interest bearing	Non-Linked	December 31	Possibility of early repayment (without penalties) after April 1, 2016, at Elbit Medical's discretion. Early repayment requires approval of an independent board committee of Elbit Medical

InSightec

We indirectly hold, through Elbit Medical, approximately 31.3% of the outstanding share capital (26.6% on a fully diluted basis) of InSightec.

Business Concept

InSightec develops and markets Exablate, the first FDA approved magnetic resonance imaging guided focused ultrasound treatment platform ("MRgFUS") for a variety of neurosurgery, oncology and gynecology indications. Treatments are non-invasive and are performed in an ambulatory setting.

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

Products

ExAblate Neuro

The Exablate Neuro indication is designated to preform treatment for Essential Tremor, Tremor dominate Parkinson's disease and Neuropathic pain and others. The following items describe the significant clinical and regulatory events in the Exablate Neuro:

●	In November 2015 InSightec informed us that the Korean Ministry of Food and Drug Safety (MFDS) has approved its Exablate Neuro system to treat movement, pain and behavioral disorders which allows Korean patients suffering from neurological disorders which cause significant disability access to a new, non-invasive treatment option that does not require open surgery.

●	In November 2015, InSightec informed us that they are investigating the use of MR Guided Focused Ultrasound technology to temporarily open the blood brain barrier which is a protective barrier that restricts the passage of substances from the bloodstream into the brain, protecting it from toxic chemicals and preventing the delivery of essential medication to reach the brain.

●	In October 2015 InSightec informed us that it had submitted a premarket approval application (PMA) to the FDA for its ExAblate Neuro treatment of Essential Tremor.In March 4, 2014, focused ultrasound was successfully used for the first time in the treatment of a brain tumor. The patient had a recurrent glioma, a portion of which was thermally ablated using InSightec's ExAblate For Body Platform. The treatment was conducted at the FUS Center of University Children's Hospital Zurich. Since then, three more patients were treated successfully in the treatment of brain tumor

●	In October 2013 the Israeli Ministry of Health approved ExAblate Neuro (known as ExAblate 4000) for the treatment of neurological movement disorders including Essential Tremor and tremor-dominant Parkinson’s disease.

●	In December 2012, ExAblate Neuro, was awarded the European CE mark for the treatment of neurological disorders in the brain including essential tremor, Parkinson’s disease and neuropathic pain.

●	In January 2012 a team at the University of Virginia Medical Center completed a feasibility study testing the use of ExAblate Neuro for the treatment of essential tremor in fifteen adult patients. The results show significant tremor suppression at the three-month follow up period and a very positive safety profile. This supported additional phase-I studies performed in Canada, Korea and Japan all of which were completed in early 2013. This accumulated data has led to a phase-III study for essential tremor under FDA approval that includes eight sites globally. This study commenced in 2013, and in 2014 InSightec completed the recruitment of patients and accomplished their treatment. The results were submitted to the FDA at the end of 2015 after one year’s follow up.

●	The ExAblate system is also being evaluated in additional feasibility studies for Parkinson’s disease in Korea and the United States. These studies commenced in 2013 and are expected to continue through 2016.

ExAblate For Body Platform

Exablate for Body Platform is designated to treat the Uterine fibroids, Pain palliation of bone metastasis and others. The following items describe the significant clinical and regulatory events in the Exablate for Body Platform:

●	In October 2015 InSightec informed us that the FDA approved InSightec's Exablate For Body Platform to treat symptomatic uterine fibroids and changed the labeling to allow consideration for women who desire to maintain fertility. The updated labeling specifies that ablation of uterine fibroid tissue can now be considered for women with symptomatic uterine fibroids, who desire to retain fertility and spare their uterus. InSightec estimates that such change in labeling provides younger women suffering from symptomatic fibroids access to a new, non-invasive treatment option that is safe, effective and keeps their uterus intact without compromising their existing ability to get pregnant. The approval is based on accumulated, documented clinical data on 118 patients’ pregnancies post Exablate MRgFUS treatments.

●	In October 2004, InSightec received FDA approval to market the ExAblate For Body Platform in the United States for the treatment of uterine fibroids, a type of benign tumor of the uterus. InSightec also has regulatory approval to market the ExAblate For Body Platform for the treatment of uterine fibroids in Israel, Canada, Russia, Brazil, Mexico, Korea, Taiwan, Australia, New Zealand, Singapore, Japan, China and the European Union Economic Area ("EEA"), as well as for the treatment of breast cancer in Korea. In February 2013, the Clalit healthcare fund agreed to cover treatments executed at Sheba Medical Center using ExAblate For Body Platform technology to treat uterine fibroids.CE Marking

●	In May 2007, InSightec received CE marking for the pain palliation of bone metastases. In October 2012 the U.S. FDA approved ExAblate For Body Platform to treat pain from bone metastases in patients who do not respond or cannot undergo radiation treatment for their pain. In July 2013 ExAblate For Body Platform also received an extended European CE Mark for the local treatment of cancerous and benign primary and secondary bone tumors. In August 2013 InSightec received the approval of the Health Canada Administration, and in November 2014 the approval of Japanese Ministry of Health, for the treatment for pain result from bone tumors.

ExAblate For Body Platform is currently the only non-invasive treatment for uterine fibroids approved for use in Japan. InSightec is also in various stages of development and clinical research for the application of its MRgFUS technology to the treatment of other types of benign and malignant tumors. These additional applications are being developed to take advantage of the modular design of the ExAblate for Body Platform, which enables it to function as a common platform for multiple MRgFUS-based surgical applications. Currently, InSightec has an installed base of more than 130 units in academic hospitals, community hospitals, MRI clinics and physician-formed joint ventures. Currently, the ExAblate For Body Platform is operable only with certain MRI systems manufactured by GE.

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

Business Strategy

InSightec’s strategic objective is to continue to expand its approved applications, as well as the product development efforts and clinical studies for additional applications, particularly with respect to its neurological applications. If the results of its clinical studies are positive, InSightec intends to pursue regulatory approval in the United States and other targeted jurisdictions to market the ExAblate for these additional treatment applications.

In addition, InSightec aims to become the market leader in MRgFUS systems and to achieve a significant improvement in the quality and efficacy of the treatment while demonstrating cost effectiveness To achieve this goal, InSightec intends to pursue a number of operating and growth strategies, which include:

●	developing the ExAblate® Neuro, a unique system targeted at non-invasive treatment of brain tumors and central nervous system targets;

●	contemplating entering into a strategic cooperation with partners in the relevant markets;

●	develop a new surgical method that would enable non-invasive treatment in several clinical applications;

●	expand the marketing of the ExAblate to additional countries, such as the United States, Europe, Asia and Ukraine; and

●	develop further applications to its existing systems, such that each purchased system will be used to treat a variety of diseases.

In order to expand the marketing of its products, InSightec intends to cooperate with other international MRI scanner manufacturers with which its systems are compatible. On April 18, 2016, we announced that we were informed by InSightec, that it signed a Non-binding Letter of Intent (LOI) with an international manufacturer of MRI scanners to develop compatibility between InSightec’s MRI guided Focused Ultrasound Systems (MRgFUS) and this manufacturer’s MRI scanners with the intention to expand the MRgFUS market globally. The completion of the transaction outlined in the LOI is subject to signing and implementation of a definitive agreement between the parties that include R&D and regulatory approvals. As of the date of this annual report, the timelines of successful implementation are unclear.

Recent investment rounds of Insightec

On December 31, 2015, InSightec and some of its existing and new shareholders signed and executed an amendment to certain Series D Preferred Share Purchase Agreement, dated June 26, 2014, as amended from time to time (the "Amendment to the Share Purchase Agreement"), under which Insightec completed an investment of $22 million at a price of $1.94 per share, in consideration for approximately 7.3% of InSightec's outstanding share capital, on a fully diluted basis. The terms and conditions of the investment are the same as in the original Series D Preferred Share Purchase Agreement, based on the same pre-money valuation and subject to certain adjustments.

As part of the Amendment Share Purchase Agreement and the Sale Transaction, InSightec's articles of association and the GE Technology, Co-Operation and Distribution Agreement of October 17, 2012 between InSightec and GE, as amended (the "Cooperation Agreement"), were amended. The aforementioned amendments were approved by the meeting of the shareholders of InSightec on December 28, 2015. The principal amendments to the articles of association of InSightec were: revocation of certain rights granted to GE in InSightec's articles of association, including the right to appoint 2 director, so that GE shall have the right to appoint only 1 director; one of the new Shareholders shall have the right to appoint 1 director; amending the Co-Sale right of a shareholder when a major shareholder sells its shares. The principal amendments to the Cooperation Agreement which regulates the commercial relationship between the parties, including, amongst other things, with respect to product exclusivity, cooperation with respect to the development and sale of the parties' complementary products, distribution, marketing and sales, intellectual property rights and licenses, sale terms and conditions, and similar items, were: InSightec will be appointed as a non-exclusive distributor for GEHC's MR Scanners in order for InSightec to sell the scanners as an Integrated Therapy Platform (ITP) together with InSightec's products; revocation of the right granted to GE to get royalties' payments from InSightec and extension of the term of the Cooperation Agreement to 5 years from the date hereof.

As discussed under Item 5 “Operating and Financial Review and Prospects” below, on June 26, 2014 InSightec entered into a Series D Preferred Share Purchase Agreement with York Global Finance II S.à r.l., a company owned by York Capital Management Global Advisers LLC and affiliated with York Global Finance Offshore BDH (Luxembourg) S.à.r.l (for purposes of this item only, “York”), as amended on September 7, 2014, and on December 15, 2014, pursuant to which York and subsequent investors invested a total of $59 million in InSightec (the "Series D Transaction"). As discussed above, the Series D Transaction has since been amended.

In addition, under the terms of the Series D Transaction, Elbit Medical had a right to invest a total amount of up to $3.5 million in InSightec, in consideration for 1,804,433 Series D Preferred Shares, upon written notice to be submitted to InSightec not later than May 31, 2015. York may purchase any Series D Preferred Shares not purchased by Elbit Medical under such right. As of the date of this report, Elbit Medical did not exercise this right and the additional D shares were purchased by York.

The Series D Transaction reflected a pre money valuation of InSightec of $200 million (on a fully diluted, as-converted basis). In the event InSightec's aggregate revenues for 2014 and 2015 as reflected in its annual audited financial statements for such years are less than $60,000,000, the Series D price per share will be adjusted proportionately and the investors in the InSightec Investment Agreement shall be issued additional Series D Preferred Shares, provided, however, that the price per share shall not be reduced by more than 8%. In March 2016, since Insightec had not reached the target revenues for the years 2014 and 2015 the original purchase price of the Series D shares was reduced to $1.78 per share. Accordingly, InSightec allotted additional Series D shares to the Series D investors as was agreed in the InSightec Investment Agreement.

Transactions between InSightec's shareholders

As part of the financing round concluded in December 31, 2015 General Electric company, Healthcare Division ("GE") and the shareholders signed and executed an agreement for the sale of 20 million Preferred B and Preferred C Shares held by GE, which constitutes approximately 13% of InSightec's issued and outstanding share capital (on a fully diluted basis after the closing of the Amendment Share Purchase Agreement), at a price of $1.25 per share ("Sale Transaction"). Furthermore, GE granted to the shareholders an option to purchase 7.5 million additional Preferred B and B1 Shares from GE, representing approximately 4.8% of InSightec's issued and outstanding share capital (on a fully diluted basis after the closing of the Amendment Share Purchase Agreement) for the same price (collectively: the "Sold Shares"). The option is exercisable within one to two years following the closing date of the transaction, subject to the conditions stipulated in the agreement.

On March 31, 2015 GE signed and executed an agreement with York, other shareholders of InSightec and certain other purchasers (the "InSightec Purchasers"), for the sale of 6 million Series C Preferred Shares of InSightec held by GE, which constitutes approx. 4.2% of InSightec's issued and outstanding share capital on a fully diluted basis, at a price of $1.50 per share. Furthermore, the agreement grants the Purchasers an option to purchase 12 million additional Series C Preferred Shares from GE, which represent approx. 8.5% of InSightec's issued and outstanding share capital on a fully diluted basis, for the same price ($1.50) within one year of the closing date of the transaction, subject to the conditions stipulated in the agreement (the " York Sale Transaction"), and that the York Sale Transaction had been closed and consummated.

Gamida Cell Ltd.

We indirectly hold, through Elbit Medical, approximately 25.05% of the outstanding share capital (22.47% on a fully diluted basis) of Gamida. Other shareholders of Gamida include Novartis Pharma AG (“Novartis”), Clal Biotechnology Industries, Israel Healthcare Venture, Teva Pharmaceuticals, Amgen, Denali Ventures and Auriga Ventures.

Clinical Development

Gamida’s leading product, NiCord®, is in clinical development (Phase I/II) for potential use as a hematopoietic (blood) stem cell (HSC) transplantation product in patients with hematological malignancies (blood cancer) such as leukemia and lymphoma.. HSC transplantation from bone marrow (also called bone marrow transplantation) is currently the standard of care treatment for many of these patients, but we believe there is a significant unmet need for patients who cannot rapidly find a fully matched bone marrow donor. NiCord is derived from a unit of umbilical cord blood whose HSC have been expanded in culture using our NAM platform technology. Clinical results obtained to date suggest that NiCord may effectively address this unmet need.

The following items describe the significant clinical and regulatory events related to NiCord®:

●	On December 7, 2015, Gamida announced that following the initial data analysis of 16 patients who were treated with NiCord® in the Phase I/II study for treating patients with hematological malignancies (leukemia or lymphoma), NiCord® demonstrated absorption in all patients and in an average timeframe of 10 days. This timeframe is significantly shorter than absorption timeframes reported in transplanted untreated cord blood, where reported absorption timeframes averaged 23-27 days. The clinical study demonstrated a positive drug safety profile, and proper rehabilitation of blood systems post-transplant. According to Gamida, final clinical results are expected during the second half of 2016.

On January 8, 2015, the first person was successfully transplanted with cryopreserved (frozen) NiCord® in Gamida's ongoing Phase I/II clinical study for blood cancer patients. After thaw the cryopreserved product maintained the advantage of NiCord® in demonstrating very rapid engraftment (white blood cell recovery). Gamida expects that this rapid engraftment will reduce the risk of opportunistic infections, will lower the morbidity associated with cord blood transplantation and shorten hospitalization. On January 2014, orphan drug designation has been granted to NiCord® by The US Department of Health and Human Services, The FDA Office of Orphan Products Development, for treatment of several medical conditions. The Orphan Drug Act of 1983, or Orphan Drug Act, encourages manufacturers to seek approval of products intended to treat “rare diseases and conditions” with a prevalence of fewer than 200,000 patients in the U.S. or for which there is no reasonable expectation of recovering the development costs for the product. For products that receive Orphan Drug designation by the FDA, the Orphan Drug Act provides tax credits for clinical research, FDA assistance with protocol design, eligibility for FDA grants to fund clinical studies, waiver of the FDA application fee, and a period of seven years of marketing exclusivity for the product following FDA marketing approval.

●	On February 14, 2013 Gamida announced successful results of NiCord’s Phase I/II study for treating patients with hematological malignancies. An additional Phase I/II clinical study with respect to patients suffering of SCD is ongoing. On September 9, 2013 Gamida announced the successful transplantation of the first patient in Gamida's Phase I/II study of NiCord using a single unit of cord blood. Additional indications and products are in development for cancer, genetic l diseases, immune therapy for cancer and refractory autoimmune diseases.

Gamida's is also in clinical development (Phase I/II) of Cordin which uses technology based on NAM molecules for treatment through transplantation of enriched umbilical blood in stem cells for patients with non-cancerous blood diseases such as SCD, thalassemia, and serious metabolic genetic diseases and serious autoimmune diseases. As of March 31, 2016 Cordin is in a Phase I/II clinical study which is transplanted along with untreated umbilical blood. Gamida expects, during 2016, to recruit patients for an additional Phase I/II study with transplantation of Cordin only.

Recent transactions in Gamida's shares.

On October 12, 2015 we announced that Gamida entered into agreements with Novartis according to which Novartis will invest in Gamida an immediate amount of $5 million, in return for approximately 2.5% of Gamida on a fully diluted basis. For further discussion, see “Item 5. Operating and Financial Review and Prospects – Overview - 2015”.

In September 2, 2014, Novartis invested $35 million in Gamida in exchange for approximately 15% of Gamida’s share capital and an option to purchase the holdings of the other shareholders in Gamida, including Elbit Medical's holdings, which Novartis did not exercise. For further discussion, see “Item 5. Operating and Financial Review and Prospects – Overview - 2015”.

Plots in India

Joint Venture with PC in respect of Plots in India

Our plots in India are partially owned by our subsidiary, Elbit Plaza India Real Estate Holdings Limited, or EPI, and by local Indian partners. EPI is held 47.5% directly by us and 47.5% by our subsidiary PC.

EPI holds two plots in India (in Bangalore and Chennai) in conjunction with local Indian partners,

Business concept and strategy

Our business concept and strategy in respect of our plots in India is to sell the plots to third parties under the most optimal commercial conditions. Alternatively, we may want to achieve the minimal development threshold under the respective FDI legislation that will allow us to dispose of the land.Such sale will be executed depending on market conditions and certain regulatory requirements under applicable law in the respective countries. During the period until the execution of the sale we intend to hold these plots in their current state without investment of significant financial and managerial resources.

Additional information in respect of the Chennai Project

In December 2007, EPI executed agreements for the establishment of a special purpose vehicle (“Chennai Project SPV”) together with a local developer in Chennai (“Local Partner”). The Chennai Project SPV acquired 74.3 acres of land situated in the Sipcot Hi-Tech Park in Siruseri District in Chennai, India in consideration of a total of INR 2,367 million (NIS 138 million) (EPI share). In addition, as of December 31, 2015, EPI paid advances in the amount of INR 564 million (NIS 33 million) in order to secure acquisition of an additional 8.4 acres. EPI holds 80% of the equity and voting rights in the Chennai Project SPV, while the Local Partner holds the remaining 20%.

The Chennai Project was designated at the end of 2014 as project for development. During 2015, due to changes in the Group's activities and objectives, management has decided not to develop the Chennai project but rather to dispose it in its current situation. In this respect, on September 16, 2015EPI has obtained a backstop commitment for the purchase of Chennai, India Scheme. EPI which has been in discussions regarding the sale of Chennai Project SPV, has obtained a commitment that, subject to the fulfilment of certain conditions precedent, the sale transaction will be completed by 15th of January 2016 (the “Long Stop Date”) for the consideration of approximately INR 162.7 Crores ($25 million), net of all transaction related costs. If completion does not take place by the Long Stop Date, then EPI’s stake in the Chennai Project SPV will be increased to 100%. On January 15, 2016 we announced that the local Indian partner (the “Partner”) failed to complete the transaction by the Long Stop Date, and that EPI shall exercise its right to get the Partner’s 20% holdings in the Channai Project SPV.

Additional information in respect of Bangalore project

In March, 2008 EPI entered into an amended and reinstated share subscription and framework agreement (the "Amended Framework Agreement"), with a third party (the "Partner"), and a wholly owned Indian subsidiary of EPI which was designated for this purpose ("SPV"), to acquire, through the SPV, up to 440 acres of land in Bangalore, India (the "Project") in certain phases as set forth in the Amended Framework Agreement. As of December 31, 2015, the Partner has surrendered land title deeds to the SPV for approximately 54 acres for a total aggregate consideration of approximately INR 2,843 million (NIS 167 million). Upon the actual transfer of title of such 54 acres, the Partner will be entitled to receive 50% of the shareholdings in the SPV. In addition, the SPV has paid to the Partner advances of approximately INR 2,536 million (NIS 149 million) on account of future acquisitions by the SPV of a further 51.6 acres.

On December 2, 2015 EPI has signed an agreement to sell 100% of its interest in the SPV to the Partner. The total consideration for the sale upon completion of the transaction is INR 3,210 million (approximately NIS188 million) which will be paid at transaction closing. The transaction is subject to certain conditions precedent, and closing will take place once these conditions are met and no later than 30 September 2016. The Partner has provided certain security in order to guarantee the aforementioned deadline.

Additional information in respect of the Kochi project

The Company has rights under certain share subscription agreement to hold 50% shareholding in Indian SPV ("Project SPV"). The Project SPV has entered into an agreement for the purchase of a land located in Kochi, India according to which it has acquired 13 acres ("Property A") for a total consideration of INR 1,495 million (NIS 84 million) payable subject to fulfillment of certain obligations and conditions by the seller. Up to the balance sheet date the Project SPV has paid INR718 million (NIS40 million) to the seller in consideration for the transfer of title in Property A to the Project SPV. Our share in such acquisition amount to approximately NIS 20 million.

On January 15, 2016, the Company has signed an agreement to waive any of its rights and interest in the Project SPV. The total consideration for the Company is INR 10 Crores (approximately €1.4 million), which will be paid to the Company upon the closing of the transaction.

Revenues classified by geographical markets and by business segments

The following table sets forth our breakdown of revenues by each geographic market in which we operate, for each of the last three years (in NIS thousands):

	2015	2014	2013	Convenience Translation in U.S. Dollars for 2015

Western Europe	27,743	72,537	90,470	7,110
Central and Eastern Europe	253,774	435,355	269,896	65,037
India	150,296	4,348	3,227	38,518
Other and Allocations	6,712	11,301	(22,440)	1,702
Total Revenues	438,525	523,540	341,153	112,384

The following table sets forth our breakdown of revenue by business segments for each of the last three years (in NIS thousands):

	2015	2014	2013	Convenience Translation in U.S. Dollars for 2015

Commercial and Entertainment Centers	309,302	341,937	162,639	79,268
Hotels	147,886	197,007	202,791	37,900
Medical Companies*	69,432	92,026	74,670	17,794
Plots in India	-		-	-
Other and Allocations*	(88,095)	(107,430)	(98,948)	(22,578)
Total	438,525	523,540	341,153	112,384

* Following our loss of control of InSightec during 2012 revenues were classified to discontinued operations.

** Other and Allocations includes equity method adjustments to eliminate revenues of our equity method investments that are reviewed on a full basis. See note 19 to our financial statements.

Seasonality

Radisson Blu Complex

The business activities of our Radisson Blu Complex is influenced by several factors that affect our revenues and gross operating profit. These factors include (i) fluctuations in business activity in certain seasons, which affects the volume of traffic in the business community, (ii) holiday seasons, such as Christmas and Easter and (iii) weather conditions. These factors generally cause the first and third quarters to be weaker than the second and fourth quarters.

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

Commercial Centers

The commercial center business is, to some extent, seasonal in nature. Tenants typically achieve their highest levels of sales during the fourth quarter due to the holiday season, which generally results in a higher percentage rent income for PC in the fourth quarter. Additionally, shopping and entertainment centers earn most of their ‘‘temporary’’ rental income (income from short-term tenants) during the same holiday period. As a result, occupancy levels and revenue production are generally the highest in the fourth quarter of each year. Results of operations realized in any one quarter may not be indicative of the results likely to be experienced over the course of PC’s fiscal year.

Patents and Proprietary Rights; Licenses

PC is the registered owner of a European Community trademark “Plaza Centers + figures.” The trademark is also registered in India.

Pursuant to our agreements with Rezidor, our hotel is managed under the name: “Radisson Blu”. We have also registered our CenterVille operations as a trademark in Romania. In November 2010 we entered into an agreement with Rezidor pursuant to which the CenterVille apartment hotel, now known as the ApartHotel, which is located next to the Radisson Blu Bucharest Hotel, will be managed by Rezidor so that both hotels will be operated as one complex, under the “Radisson Blu” brand. We still utilize the trade mark of CenterVille in connection with the ApartHotel.

InSightec’s intellectual property includes ownership of 131 patents. In addition, InSightec has submitted 48 patent applications, which remain pending and in process. InSightec has registered trademarks for “ExAblate,” ExAblate 2000” and “InSightec” in the United States, European Union, Canada and Israel.

As of March 15, 2016, Gamida's patent portfolio is comprised of 16 issued U.S. patents, 21 issued non-U.S. patents, 4 pending U.S. patent applications, 17 pending non-U.S. patent applications, and 0 pending patent applications under the Patent Cooperation Treaty.

Competition

Commercial centers

We have been active in emerging markets since 1996, when we opened the first western-style commercial center in Hungary and began to implement our vision of offering western-style retail facilities to a growing middle class and an increasingly affluent consumer base. Over the past 20 years, we have expanded our operations in Central Europe and eastward into Poland, Greece, the Czech Republic, Latvia, Serbia, Romania, Bulgaria and India, and have proven our ability to anticipate and adapt to market trends and deliver innovative large-scale projects.

We have a number of competitors in CEE countries in which we operate or intend to operate in the commercial centers business, particularly in the larger capital cities. The following factors, however, should be noted:

●	shopping centers which are not in close proximity and which do not draw their clientele from the same population areas are not considered competitive;

●	we believe that even if large retail centers (known as "power centers") compete with our centers directly merely by virtue of their proximity to our commercial centers, are at a disadvantage because they do not offer the entertainment facilities that are offered at our commercial centers, and which we consider to be a significant element in the attraction of our patrons. These power centers also lack a wide range of services and common areas; and

●	in the regional cities of our targeted countries, competitive activity is more limited. In these cities, we compete with traditional shopping outlets. These outlets lack the added benefit of the entertainment activities that our centers offer and, accordingly, we believe that they have difficulty competing with us.

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

Radisson Blu Complex

Our Radisson Blu Bucharest Hotel is rated a five-star luxury hotel and our Park Inn hotel is rated a four-star hotel.

Each of our hotels competes with other hotels in its geographic area for clientele. We compete with other facilities on various bases, including room prices, quality, service, location, reservation service, marketing tools and amenities customarily offered to the traveling public. Levels of demand are dependent upon many factors, including general and local economic conditions and changes in levels of tourism and business-related travel. Our hotels depend upon both business and tourist travelers for revenues.

We believe that our hotels nevertheless offer quality and value for competitive prices. In addition, our cooperation with Rezidor, using the Radisson Blu brand assists us in gaining recognition.

Medical Companies – InSightec

Competition to MRgFUS treatments includes traditional surgical modalities, minimally invasive surgery, and competing image guided high intensity focused ultrasound (HIFU) systems.

Minimally invasive procedures involving tissue ablation methods include radiofrequency ablation where electromagnetic energy is inserted into the body with a special needle, microwave ablation, laser, cryoablation which ablates tissue through freezing, embolization of the blood vessels, and irreversible electroporation, are potential competitors of InSightec. Depending upon the medical indication treated, these methods may have regulatory approval in various geographies, including CE marking in Europe and FDA approval in the US.

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

In recent years, GE’s main competitors in magnetic resonance imaging, Philips and Siemens, have developed MRgFUS devices; Philips has designed and manufactures its own system, Sonalleve, whereas Siemens has partnered with Chongqing Haifu, a Chinese manufacturer of therapeutic ultrasound systems, a partnership that has since dissolved. In 2010 Philips announced that their MRgHIFU Sonalleve device for treatment of uterine fibroids received CE Mark and is available commercially in Europe and other countries that recognize the CE regulation. In 2011 ECR Philips also announced that Sonalleve has been cleared for treating painful bone metastases. Some sites are participating in an FDA Phase III study for the treatment of uterine fibroids ; the study is currently on hold as Philips is unable to recruit patients in the US (due to a specific endpoint measurement that the FDA requires) Until now only 20 out of 120 patients were recruited. They are also conducting a clinical trial for CFDA approval in China. This validates the uterine fibroid application for which InSightec’s ExAblate received FDA approval in 2004. There are several ultrasound-guided HIFU approved in China, including Chongqing. According to recent publications more than 10,000 UF treatments were performed in China using these systems. Treatments however are limited to relatively small fibroids, and reports regarding the safety of the procedures significantly vary between less than 1% and more than 28% serious complications. At present, to our knowledge, the Chinese ULSgFUS companies have focused their marketing efforts in Asia.

In 2008, YDME (US-guided HIFU system) received FDA IDE to start a phase I pancreatic cancer study in the United States but terminated that study due to its own financial reasons.

Two US-guided systems for treatment of prostate cancer, Ablatherm (EDAP TMS) and Sonablate (SonaCare Medical) have registered a CE Mark. Recently SonaCare succeeded the changing the category of their device into category II, and approved the Sonablate for treatment of prostate tissue..

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

Governmental Regulation

Commercial centers

The development, construction and operation of commercial centers are subject to various regulatory controls, which vary according to the country of activity. Some countries require that a developer provide an environmental report for the land before building permit applications are considered, while in other countries we usually have direct contact with the local authorities to receive basic information on environmental issues. In certain European countries, antitrust permits must be obtained before a foreign investor is allowed to acquire shares of a local entity. In most Eastern European countries, construction work may only begin after the lapse of the objection period provided for third parties whose interests may be affected by such permits, at which time the contestation permit becomes final. If restitution claims made by former land owners in respect of project sites are upheld, these claims can jeopardize the integrity of title to the land and the ability to develop the land. Generally, construction must commence within a specified period following issuance of the permit, otherwise, the construction permit may expire.

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

Some countries, like Serbia, may regulate or require governmental approval for the repatriation of investment income, capital or the proceeds of sales of securities by foreign investors. In addition, if there is a deterioration in a country’s balance of payments or for other reasons, a country may impose temporary restrictions on foreign capital remittances abroad. Any such restrictions may adversely affect PC’s ability to repatriate investment loans or to remit dividends. Many emerging countries have experienced substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had and may continue to have negative effects on the economies and securities markets of certain emerging countries.

There is an increasing awareness of environmental issues in CEE. This may be of critical importance in areas where soil pollution may be prevalent. If findings determine that a property that we acquire is polluted, such a finding will adversely affect our ability to construct, develop and operate a commercial center, a hotel or a residential project on such property. This may have a significant impact on development budget and schedules and may have a detrimental effect on the viability or marketability of the development or cause legal liability in connection with a portfolio asset. We may be liable for the costs of removal, investigation or remedy of hazardous or toxic substances located on or in a site owned or leased by us, regardless of whether we were responsible for the presence of such hazardous or toxic substances. The costs of any required removal, investigation or remedy of such substances may be substantial and/or may result in significant budget overruns and critical delays in construction schedules. The presence of such substances, or the failure to remedy such substances properly, may also adversely affect our ability to sell or lease such property or to obtain financing using the applicable property as a security.

Plots in India

FDI in the construction development sector is subject to certain conditions under the FDI Policy. Under the FDI Policy, FDI is allowed up to 100% under the automatic route into construction-development projects (which includes development of townships, construction of residential/ commercial premises, roads or bridges, hotels, resorts, hospitals, educational institutions, recreational facilities, city and regional level infrastructure), subject to restrictions pertaining, inter alia, to the following matters: (a) the investor will be permitted to exit on the earlier of (i) completion of the project, (ii) development of trunk infrastructure, i.e. roads, water supply, street lighting, drainage and sewerage, or (iii) expiry of 3 years (lock-in period); (b) project completion schedule; (c) conformance with local laws and applicable standards; (d) obtaining necessary approvals; (e) supervision by the state government/municipal/local body concerned and (f) ability to sell only developed plots (developed plots has been defined to mean plots where trunk infrastructure i.e. roads, water supply, street lighting, drainage and sewerage has been made available. Certain conditions are relaxed to not apply to hotels and tourist resorts, hospitals, special economic zones, educational institutions, old age homes and investment by NRIs or where the companies commit at least 30% of the total project cost for low cost affordable housing, (which have also been defined and detailed in the policy).

With the revised policy norms as above becoming effective, even prior investments will now be governed by the revised norms.

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

Due to the urbanization process in India, former agricultural lands and villages were merged into expanding urban areas, and as a result, those lands and the buildings that were built on them became subject to various municipal regimes, some of which were legislated by municipal authorities that no longer exist. As a result, in certain locations throughout India, it is very difficult to initiate rezoning activities and/or obtain building permits from the currently governing municipal authorities, with respect to lands and buildings that were handled by the former municipal authorities. Those problems are being solved either by specific legislation or by other solutions, such as municipal tax assessments that define the new land usage. The solutions may vary from state to state within India. There is no assurance that those solutions will be validated by future legislations or recognized by the respective authorities, at any time in the future.

Certain commercial center projects, as well as our other projects in India, are being carried out through joint ventures with Indian partners. The RBI has from time to time, amended certain provisions under the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations (2000), relating to the pricing norms for issuance of shares by an Indian company to persons residing outside India. These regulations include provisions stipulating that the shares of an unlisted company have to be issued at a price not less than the fair valuation of the shares (arrived at by adopting an international pricing methodology), in case of issuance on preferential allotment, and such issue price cannot be less than the relevant price. Also, in case of transfer of shares of an unlisted company from resident to non-resident, the relevant price will serve as the minimum price payable by the non-resident to the resident. In the case of transfer of shares of an unlisted company from a non-resident to a resident, the relevant price will serve as the maximum price payable by the resident to the non-resident. Furthermore, certain provisions of the Companies Act, 2013 have also recently been amended, which pertain to compliance by Indian companies in relation to the issue and allotment of shares on rights or preferential basis. These provisions include a new requirement of obtaining a valuation report from a registered value agency where shares are to be issued on a preferential basis.

Radisson Blu complex

The development, construction and operation of hotels and leisure facilities, including advertising tariffs, health and safety issues, environmental regulations, activities conducted within the premises of the hotels (such as restaurants, bars, shops, health clubs, and in particular the sale of alcohol, food and beverage to the public), installations and systems operating within the hotel (elevators, sprinkler systems, sanitation, fire department etc.), terms of employing personnel, as well as methods of rating the hotels, are all subject to various regulatory controls.

In Romania, the operation of hotels requires licenses for the operation of the building as a hotel and the obtaining of local municipal and police approvals for the means of access to and egress from the hotel for motor vehicles. In addition, we are required to obtain licenses for the sale of alcohol on the premises and the operation of a restaurant and tourism services. We are also required to comply with regulations regarding food, hygiene, the operation and maintenance of the swimming pool, casino, elevators, health, sanitation, electricity and fire hazards prevention.

Hotels are required to have a fire protection authorization (including the specific technical documentation) to be obtained and maintained in accordance with applicable law, such as, fire safety scenarios and identification and assessment of fire risks.

In addition, we are required to comply with various Romanian labor regulations, in particular working hour regulations and overtime. Romanian labor legislation has a mandated minimum wage. Also, the aggregate obligations companies may incur as a result of the termination of employees cannot be predicted.

Medical Companies

InSightec

The testing, manufacture and sale of InSightec’s products are subject to regulation by numerous governmental authorities, principally the FDA, the EEC, and corresponding state and foreign regulatory agencies.

The U.S. Safe Medical Devices Act of 1990 (the “SMDA”) includes various provisions which are applicable to each of the existing products of InSightec and may result in the pre-market approval process (a process whereby the FDA approves high risk or a new system that has no predicate devices that have been approved in the past) for such products becoming lengthier and more costly. Under the SMDA, the FDA can impose new special controls on medical products. These include the promulgation of performance standards, post-market surveillance requirements, patient registries, and the development and dissemination of guidelines and other actions as the FDA may deem necessary to provide reasonable assurance and effectiveness.

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

Government regulation may delay or prevent marketing of product candidates for a considerable period of time and impose costly procedures upon Gamida’s activities. The testing and approval process requires substantial time, effort, and financial resources, and Gamida cannot be certain that the FDA or any other regulatory agency will grant approvals for NiCord, CordIn, Gamida’s NK cell product, or any future product candidates on a timely basis, if at all. The FDA’s policies and the policies of comparable regulatory authorities in other countries may change and additional government regulations may be enacted that could prevent or delay regulatory approval of Gamida’s current product candidates or any future product candidates or approval of new disease indications or label changes. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative, judicial, or administrative action, either in the United States or elsewhere.

C.	ORGANIZATIONAL STRUCTURE

Our significant subsidiaries and companies in which we have a significant interest as of the date of this annual report are as follows:

NAME OF COMPANY	COUNTRY OF ORGANIZATION	DIRECT/INDIRECT OWNERSHIP PERCENTAGE
Plaza Centers N.V.	The Netherlands	44.9	%(1)
Elscint Holdings & Investment N.V.	The Netherlands	100%
Elbit Medical Technologies Ltd.	Israel	89.9	%(2)
Elbit Plaza India Real Estate Holdings Limited	Cyprus	50	% (3)(4)
Elbit Ultrasound (Luxemburg) B.V./S.a r.l.	The Netherlands and Luxemburg	100%

(1)	Approximately 42.7% on a fully diluted basis.
(2)	Approximately 86.2% on a fully diluted basis.
(3)	We hold 47.5% of the shares in EPI directly, and an additional 47.5% through PC. For additional information as to the joint venture signed between us and PC regarding EPI, see “Item 4.B Business Overview - Plots in India.”
(4)	5% of the equity in EPI was allotted to Mr. Avraham ( Rami) Goren who served as our former Executive vice chairman of the Board. The shares allotted are entitled to distribution only following their return of Investment of Elbit and PC plus agreed expenses.

D.	PROPERTY, PLANTS AND EQUIPMENT

Our operational portfolio consists of various freeholds, leaseholds and other tangible assets. For details as to such real estate portfolio, see “Item 4.B Business Overview.” Below we present information regarding certain tangible fixed assets including leasehold properties that do not form part of our operational portfolio, but rather serve as basis for our and our subsidiaries’ offices and management, as of March 31, 2016.

On May 13, 2015 we signed a lease agreement for approximately 300 square meters of space, including storage area and parking spaces, for management and administrative purposes in an office building in Petach Tikva, Israel. The annual aggregate rental fee (including management fees and index linkage pursuant to the lease agreement, and excluding VAT) to be paid by us will be approximately NIS 430,000 (approximately $111,000) on an annual basis.

PC’s headquarters are located in an office building located on Andrassy Boulevard, Budapest, Hungary. The building is located on an 800 square meter plot and consists of four floors, an atrium and a basement, with a total built area of approximately 2,000 square meters.

On June 29, 2015 Elbit Plaza India Management Services Pvt. Ltd. signed a lease agreement for approximately 70 square meters of office space in Bangalore, Karnataka, India, for its management and administration activities. The term of the lease is until June 14, 2016, thereafter renewable by mutual consent of both parties. The annual lease payments payable by Elbit Plaza India Management Services Pvt. Ltd. is INR 2,40,000 (approximately $3,582), with an annual increase in the monthly rental fees of 10%.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

Overview

We operate primarily in the following principal fields of business:

●	Commercial Centers - Initiation, construction and sale of commercial centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through Plaza Centers N.V. ("PC"), of which we own approximately 44.9% of its share capital. In certain circumstances and depending on market conditions, we operate and manage commercial centers prior to their sale;

●	Hotels - Operation and management of our Radisson Complex in Bucharest, Romania;

●	Medical Industries - Through our investee entities, we engage in (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; and

●	Plots in India - Sale of plots in India which were initially designated as residential projects.

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

Financial data included in this discussion were derived from our consolidated financial statements and the analysis herein is based on our general accounting records and published statistical data. Such financial data have been rounded to the nearest thousand or million. Unless otherwise indicated, we have translated NIS amounts into U.S. dollars at an exchange rate of NIS 3.902 to $1.00, the representative exchange rate on December 31, 2015, and we have translated Euro amounts into U.S. Dollars and NIS at the respective exchange rates of $1.09 to €1.00 and NIS 4.247 to €1.00, the representative exchange rates on December 31, 2015.

The following activities affected our operational results for 2013, 2014, 2015 and 2016 (to date) and may continue to affect our operational results and cash flow in the coming years.

2016

●	On March 31, 2016 we announced following PC's announcement that it has completed the sale of its subsidiary holding Liberec Plaza, a shopping and entertainment center in the Czech Republic, for €9.5 million (approximately $10 million). Following net asset value adjustments related to the subsidiary’s balance sheet, Plaza received net €9.37 million (approximately $10 million).

●	On March 30, 2016 the extraordinary general meeting of our shareholders approved the reverse split of our ordinary shares such that each 10 ordinary shares will be replaced to one ordinary share of us. The reverse split is expected to occur in April or May 2016 and the total number of ordinary shares following the reverse split will be 2,757,243.

●	On March 29, 2016, we announced that PC announced that its board had become aware of certain issues with respect to certain agreements that were executed in the past by PC in connection with the Casa Radio Project in Romania. In order to address this matter, PC's Board appointed the chairman of PC's Audit Committee to investigate the matters internally. PC's Board also appointed independent law firms to perform an independent review of the issues raised. PC has approached and is co-operating fully with the relevant Romanian Authorities regarding the matters that have come to its attention in this respect and it has submitted its findings to the Romanian Authorities. Following PCs report to us, our audit committee has decided to appoint a special committee to examine the matters raised in PC's announcement, including any internal control and reporting issues. As the investigation of this matter is ongoing Plaza in unable to comment on any details related to this matter.

●	On March 22, 2016, we announced that we signed an addendum to the loan agreement with Bank Hapoalim B.M. (the "Bank" and "Loan Agreement"), that will cancel and replace the previous loan agreement (the "Amendment" and the "Loan"). Under the Amendment, subject to the prepayment of €15.0 million (approximately $16 million) to the Bank by March 31, 2016, the following new terms will apply to the loan:

●	The repayment schedule of the Loan will be as follows: €7 million (approximately $8 million) will be repaid on November 30, 2016 and the balance will be repaid on November 30, 2017 instead of one single payment in February 20, 2017 in the existing Loan Agreement.

●	The Company will not have prepayment obligations for the planned notes repurchase program which will be executed by us during 2016 for an amount up to NIS 50 million (approximately $13 million).

●	Any net cash flow that will be received by us from the refinancing of the Radisson Blu hotel in Bucharest Romania in an amount up to €97 million shall not have repayment obligations, and shall be used by us at our sole discretion.

●	On March 10, 2016 we announced that our subsidiary Bucuresti Turism S.A. ("BUTU"), as borrower, Raiffeisen Bank International A.G and Raiffeisen Bank S.A., leading international European banks, as lenders (the "Lenders") and us as guarantor have amended and restated the existing facility agreement for a total aggregate amount of €97 million (approximately $106 million) which will be draw down in two trenches. On March 24, 2016 we announced the closing of the first tranche of the facility agreement in the total amount of €85 million (approximately $93 million). The total net proceed received by the Company as a result of the drawdown of the first Tranch was approximately €24.4 million (approximately $26.6 million)

●	On February 1, 2016 we approved a new program to repurchase up to NIS 40 million (approximately $10.1 million) of our Notes, which are traded on the Tel Aviv Stock Exchange. Our board of directors has determined that until further notice, we will purchase only Series H Notes. The repurchases will be made from time to time in the open market on the Tel Aviv Stock Exchange, in privately negotiated transactions or in a combination of the two, commencing the date of this announcement and for a period of 12 months. The repurchase program does not require us to acquire any or a specific amount of notes, and it may be modified, suspended, extended or discontinued without prior notice. Repurchase of Notes under this program depends on factors such as market conditions and legal compliance. Notes repurchased by us will be canceled and removed from trading. Until the date of this report, we have bought back 13.7 million par value Series H Notes for a total amount of NIS 12.2 million (approximately $3 million).

●	On January 15, 2016 we announced that we signed an agreement to waive any of our rights and interest in a special purpose vehicle which holds a land plot in Kochi, India. The total consideration for us is INR 10 Crores (approximately €1.4 million), which will be paid to us upon the closing of the transaction. The transaction is subject to certain conditions precedent, and closing will take place once these conditions are met and no later than October 15, 2016. The local Investor has provided certain security in order to guarantee the aforementioned deadline.

2015

●	On December 31, 2015, our subsidiary InSightec Ltd. ("InSightec") and some of its existing and new shareholders signed and executed an amendment to certain Series D Preferred Share Purchase Agreement, dated June 26, 2014, as amended from time to time (the "Amendment to the Share Purchase Agreement"). For more information see our Form 6-K filed on December 31, 2015.

●	On December 15, 2015, we announced, that our 98% holding subsidiary, S.C. Bucuresti Turism S.A. ("Butu") and its indirect subsidiary, Plaza Centers N.V. ("PC") have signed a transaction for the sale of the Cina property in Bucharest. The expected total consideration is €4 million (approximately $4.3 million), divided to €2.7 million (approximately $2.9 million) for Plaza and €1.3 million (approximately $1.4 million) for BUTU. The expected net proceeds, after related taxes and transaction costs, is approximately €2.26 million (approximately $2.5 million) for Plaza and approximately €1.3 million (approximately $1.4 million) for BUTU.

●	On December 2, 2015, we announced that EPI signed an agreement to sell 100% of its interest in a special purpose vehicle which holds a site in Bangalore, India to a local investor. The total consideration for the sale upon completion of the transaction is INR 321 Crores (approximately €45.4 million, $50 million) which will be paid at transaction closing. The Company's direct share in the proceeds is 50% (approximately €22.7 million, $25 million). The transaction is subject to certain conditions precedent, and closing will take place once these conditions are met and no later than 30 September 2016. The Investor has provided certain security in order to guarantee the aforementioned deadline.

●	On November 4, 2015, we announced that we closed a transaction for sell of Elbit Medical Technologies Ltd. ("Elbit Medical") shares. At closing, we sold and transferred 41,000,000 Elbit Medical Shares (the "Sold Shares") to a third party (the "Purchaser"). The consideration for the Sold Shares will be in an amount that the Purchaser will sell the Sold Shares to third parties, after a deduction of a fee to the Purchaser as determined in the agreement. The transaction is irrevocable, and therefore, the Sold Shares are solely and exclusively owned by the Purchaser. We did not retain any rights related to the Sold Shares, including among others: voting rights, dividends, rights issuing, bonus shares, etc. Simultaneously, we exercised 1,016,316,297 exercise-free options exercisable into 1,016,316,297 Elbit Medical shares.

●	On October 12, 2015 we approved a program to repurchase up to NIS Fifty (50) million (approximately $13 million) of our Series H Notes and Series I Notes, which are traded on the Tel Aviv Stock Exchange. We subsequently announced that only Series H Notes will be included in the repurchase program. The repurchases were be made from time to time in the open market on the Tel Aviv Stock Exchange, in privately negotiated transactions or in a combination of the two for a period of 12 months. On December 17, 2015 we announced that we purchased NIS 55 million par value of Series H Notes for cash consideration of NIS 50 million (approximately $13 million).

●	In September 2015 we announced that our subsidiary EPI obtained a commitment for the purchase of the Chennai, India project which was due to be completed by January 15, 2016 (the “Long Stop Date”) for a total net consideration of INR 167 Crores (approximately €23 million, $25 million). In line with the sale transaction agreement, since the local Indian partner (the “Partner”) failed to complete the transaction by the Long Stop Date, EPI shall exercised its right to get the Indian partner’s 20% holdings in the Indian company, Kadavanthara Builders Private Limited. For more information see our Forms 6-K filed on September 16, 2015 and January 15, 2016.

●	On September 29, 2015 we announced that PC won a tender to buy the loan in respect of the Liberec Plaza commercial center in the Czech Republic. The €20.4 million (approximately $22.2 million) bank loan was granted by two commercial banks which PC has agreed to buy for €8.5 million (approximately $9.3 million), reflecting a discount of 58%.

●	On June 11, 2015 we announced that we closed the Share Purchase Agreement with Astrid JV Sarl with regards to the sale of our entire (100%) holdings in our wholly owned subsidiary which owns and operates our hotels in Antwerp, Belgium. The asset value reflected in the transaction was approximately €48 million (approximately $52 million) for both hotels subject to working capital and other adjustments as specified in the agreement. The total net consideration paid to the Company's wholly owned subsidiary (the "Seller"), following the repayments of the target's banks loan, and the aforementioned adjustments, was approximately €27 million (approximately $29 million) out of which €1 million (approximately $1.1 million) was deposited in escrow to secure the Seller's indemnification obligations under the Share Purchase Agreement. For more information see "Item 4 – Business Overview – Medical Companies – InSightec- Recent Transactions in InSightech's shares".

●	On May 13, 2015 we announced that PC reached an agreement to sell Koregaon Park Plaza the retail, entertainment and office scheme located in Pune, India for approximately €35 million (approximately US$ 39 million, 2,500 million INR), consistent with the asset’s last reported book value. The net cash proceeds (after repayment of the related bank loan, other liabilities and transaction costs) from the sale was €7.2 million (approximately US$ 8 million, 516.5 million INR).

●	On February 18, 2015, the shareholders of our subsidiary Bucuresti Turism S.A., whose shares were traded on the RASDAQ market ("BUTU"), resolved, amongst other things, that BUTU will not take the necessary legal actions for the shares issued by it to be admitted for trading on a regulated market or to be listed on an alternate trading system. Our subsidiary which is the direct owner of the shares in BUTU voted in favor of the above resolution. On June 9, 2015 we announced that shareholders holding 21.48% of BUTU exercised their right to withdraw from BUTU. The total amount paid by BUTU for such withdrawal requests was approximately €13.9 million (approximately $15 million). An amount of €2 million (approximately $2.2 million) was financed by BUTU from its own resources and the remainder in the amount of approximately €11.9 million (approximately $13 million) was financed by us through a shareholder loan granted to BUTU. Following the expiration of the withdrawing term and following the payment of the aforesaid amount to the withdrawing shareholders, BUTU was delisted from the RASDAQ and all the shares acquired by BUTU during the delisting process were cancelled and the share capital of BUTU was decreased accordingly. Following the share capital decrease, we hold (indirectly) approximately 98% of BUTU's share capital.

2014

●	On September 29, 2014, we announced that our subsidiary Elbit Fashion Ltd. (“Elbit Fashion”) received from PUNTO FA, S.L (“Punto”) written notice of its intention not to extend the term of the franchise rights granted by Punto to Elbit Fashion for operation of the "Mango" retail stores in Israel under the franchise agreement entered into by the parties on May 3, 2005 (the “Franchise Agreement”) and to terminate the Franchise Agreement. On October 27, 2014, we announced that Elbit Fashion signed a sale agreement (the "Fox Sale Agreement") with Fox-Wisel Ltd. ("Fox") with regards to the sale of the operation and business of "Mango" retail stores in Israel. Under the Fox Sale Agreement, which was consummated on January 5, 2015, Elbit Fashion sold and assigned Fox all business activity, stores, investments in the leased properties, furniture and equipment, inventory and customer loyalty program and any and all rights relating thereto, free and clear of any third party rights, except as explicitly set in the Fox Sale Agreement and net of certain liabilities related to the business activities of Mango for consideration of approximately NIS 37.7 million. Following the consummation of the transaction, Elbit Fashion ceased to operate the "Mango" retail stores activity, and accordingly such activity was classified as discontinued operations in our financial statements.

●	On September 28, 2014, we announced that BUTU, as borrower, we as a guarantor, certain other subsidiaries of us, as additional obligors, and a leading international European bank, as lender (“Lender”), have entered into an amendment to the facilities agreement between the aforementioned parties entered into on September 16, 2011 (the “Facilities Agreement”) which facilitates the drawdown of the second facility under the Facilities Agreement and that BUTU has consummated such drawdown in the amount of approximately € 9 million.

●	On September 2, 2014, Elbit Medical announced that Gamida Cell Ltd., ("Gamida Cell"), and the vast majority of Gamida Cell’s shareholders (including Elbit Medical), completed the execution of the Option and Investment Agreements (the "Agreements") with Novartis Pharma AG (Novartis). Under the Agreements, Novartis invested $35 million in Gamida Cell in exchange for approximately 15% of Gamida Cell’s share capital and an option to purchase the holdings of the other shareholders in Gamida Cell, including Elbit Medical's holdings the "Novartis Option") upon the completion of certain milestones relating to the development of NiCord (the "Prodcut"). On June 3, 2015 Gamida Cell notified Elbit Medical that following discussions held between the Novartis representative and the CEO of Gamida Cell, the Novartis representative notified Gamida Cell that Novartis did not intend to exercise the Novartis Option.

●	Effective beginning September 2014, PC completed the disposition of its commercial center, Kragujevac Plaza, in Serbia for approximately € 38.6 million. Following the repayment of a related bank loan of approximately € 28.2 million, PC received net cash from the disposition of approximately € 10.4 million. Restricted cash linked to the bank debt and other working capital balances of approximately € 2 million were also released following the transaction.

●	On August 14, 2014 the annual general meeting of our shareholders approved the reverse split of our ordinary shares such that each 20 ordinary shares will be replaced to one ordinary share of us. The reverse split occurred on August 21, 2014 and the total number of ordinary shares following the reverse split is 27,572,426.

●	In June 2014, PC terminated, following a mutual agreement, its joint venture agreement with an Israeli based company (“Aura”). The seven asset companies held by the joint venture were spilled between PC’s 50.1% subsidiary (“Plaza Bas”) and Aura, where Aura received a full control over three of the asset companies, and Plaza Bas received full control over the remaining four asset companies. The carrying amount of the assets received by Plaza Bas valued at € 9 million and Plaza Bas assumed two bank facilities with principal of € 9.7 million. In addition, Aura paid € 0.6 million to PC as part of the joint venture termination.

●	During 2014, PC completed the sale of two plots in Romania (Targu Mures and Hunedoara) to third party developers for a total consideration of € 4.7 million On July 6, 2014, we announced that our wholly owned subsidiary entered into a transaction for the sale of 1.7 million shares of PPHE Hotel Group (LSE: PPH) for a net consideration of GBP 6.0 million ($ 9 million, NIS 35 million).

●	On June 29, 2014, InSightec entered into the Series D Preferred Share Purchase Agreement with York Global Finance II S.à r.l. (an affiliate of York Capital Management, which is a related party of us ) (the “Investor”), pursuant to which the Investor and certain other investors invested, in stages during the second half of 2014, an aggregate amount of $59 million in InSightec, reflecting a pre-money valuation of InSightec of $ 200 million (on a fully diluted, as-converted basis), subject to certain adjustments as specified in the InSightec Investment Agreement. In addition, Elbit Medical had the right to invest up to an additional $ 3.5 million in InSightec by the end of May 31, 2015, and the Investor had the option to purchase any additional Series D Preferred Shares not purchased by Elbit Medical, up to a total investment in the round of $ 62.5 million. Elbit Medical did not exercise its option and the additional $3.5 million was invested by Insightec's other shareholders.

●	On June 26, 2014 PC unsecured financial creditors approved the plan of arrangement (PC's Arrangements), as amended from time to time. On July 9, 2014 the Dutch Court approved PC's Arrangement. All conditions precedent of the restructuring plan were fulfilled prior to November 30, 2014.

The following are the material terms of PC's Arrangement:

●	In the event that PC does not succeed in prepaying an aggregate amount of at least NIS 434 million from the principal of the notes, excluding linkage differentials before December 1, 2016, then all principal payments under the notes deferred in accordance with the above, shall be advanced by one year (i.e., shall become due one year earlier).

`	●	Accrued interest on the notes up and until December 31, 2013 was added to the principal of the notes. Accordingly, PC issued additional NIS 5.5 million par value notes to series A holders and NIS 13.3 million par value notes to series B holders and PLN 2.8 million ($ 0.9 million ,NIS 3.4 million) par value to Polish investors. The accrued interest will be paid together with the principal.

●	Following January 1, 2014 (“Effective Date”), interest payments will be paid on their due dates. PC paid to its note holders an amount of € 13.8 million ($ 16.8 million, NIS 65 million) of 2014 interest payments.

●	As of January 1, 2014, the annual interest rate on the notes was increased by 1.5%.

●	PC, its directors and officers and its controlling shareholder are fully released from claims.

●	The net cash flow received by PC following an exit or raising new Financial indebtedness (except if taken for the purpose of purchase, investment or development of real estate asset) or refinancing of Real estate Asset's after the full repayment of the asset’s related debt that was realized or in respect of a loan paid in case of debt recycling (and in case where the exit occurred in the subsidiary – amounts required to repay liabilities to the creditors of that subsidiary) and direct expenses in respect of the asset (any sale and tax costs, as incurred), will be used for repayment of the accumulated interest till that date in all of the series (in case of an exit which is not one of the four shopping centers only 50% of the interest) and 75% of the remaining cash (following the interest payment) will be used for an early repayment of the close principal payments for each of the series (A, B, Polish) each in accordance with its relative share in the deferred debt. Such prepayment will be real repayment and not in bond purchase.

●	An injection of a € 20 million into PC at a price per-share of € 0.0675, (“Equity Contribution”) was executed by PC in the form of Rights Offering to its shareholders. As part of PC's injection, our subsidiary, Elbit Ultrasound (Luxembourg) BV/ S. a' r. l ("EUL") enter into a Back Stop Agreement (the “Back Stop Agreement”) with various affiliates of Davidson Kempner Capital Management LP (“DK”),( a related party of ours), pursuant to which DK undertook to purchase under the Rights Offering, in lieu of EUL, a portion to be determined by EUL, provided that such portion shall not be less than the higher of € 3 million ($ 3.6 million, NIS 14 million) and shall not exceed € 10 million or result in DK and its affiliates directly or indirectly holding shares representing 30% or more of the total voting rights in PC, all subject to the terms and conditions therein. Consequently EUL has purchased 122,847,376 new ordinary shares of PC for the total amount of approximately € 8.3 million and DK purchase 163,803,197 new ordinary shares of PC for an additional amount of € 11.05 million.

●	PC issued to the noteholders of 13.21% of PC's shares (post Equity Contribution) for payment of par value of shares. Such issuances of shares were distributed among the noteholders pro rata to the relative share of each relevant creditor in the Deferred Debt.

●	Following the Rights Offering and associated placing of shares and the issuance of new ordinary shares to PC's noteholders under the restructuring plan, EUL hold 44.9% in PC and DK hold approximately 26.3% of the outstanding shares of PC.

●	On September 18, 2013, our unsecured financial creditors (the holders of our publicly traded Series 1 and Series A to Series G notes and Bank Leumi) approved the Debt Restructuring under Section 350 of the Israeli Companies Law, and on January 1, 2014, the Court approved the Debt Restructuring. On February 20, 2014, following the satisfaction of all conditions required to be satisfied prior to the effectiveness of the Debt Restructuring (other than registration of liens in favor of the trustees of the new series of notes), the Debt Restructuring was consummated and came into effect. In accordance with the terms of the Debt Restructuring, our unsecured financial creditors were issued 508,027,457 ordinary shares, which represented 95% of our share upon effectiveness of the Debt Restructuring on a fully diluted basis (except for certain options issued to our employees and officers) and before the issuance of our ordinary shares to Bank Hapoalim (as detailed below). According to the terms of the Debt Restructuring, the outstanding balance under our unsecured financial debt was extinguished and converted into these ordinary shares and new notes issued by us to our unsecured financial creditors. The aggregate principal amount of the two series of new notes issued pursuant to the Debt Restructuring was equal to NIS 666 million. The principal amount of the first series of new notes("Series H") was equal to NIS 448 million repayable in a single payment by May 31, 2018. The principal amount of the second series of new notes ("Series I") was equal to NIS 218 million), repayable in a single payment by November 30, 2019. Both series of the new notes bear interest at the rate of 6% per annum and are linked to the Israeli consumer price index, while interest on Series H notes is payable in cash on a semi-annual basis, and interest on the Series I notes will be payable on the final maturity date. In addition, the new notes include mandatory prepayment provisions in the event we pay cash, distribute dividends or make any other distribution within four and half years following the date of issuance thereof, such that we will be obligated to prepay an amount equal to the amount distributed. In addition, the new notes are secured by first ranking and second ranking floating charges that were placed on all of our assets in favor of the Series H and Series I trustees, respectively, and first-ranking and second ranking fixed pledges that were placed on our various holdings and rights in our subsidiaries Elbit Ultrasound (Luxembourg) B.V./S.ar.l (through which we hold a controlling stake in PC) and Elscint Holdings and Investments N.V. (through which we hold our hotels in Belgium and Romania) as well as any amounts which we shall be entitled to receive therefrom (including under all and any shareholders loans advanced by us to those companies, if any). Furthermore, our Articles of Association were amended such that (i) a decision by us to engage in a field of business that is new to us and our subsidiaries and is material to us requires the unanimous approval of all of the members of the Board present and lawfully entitled to vote at the relevant meeting and (ii) in certain events, a person contemplating a purchase of our shares shall be required to offer to acquire ordinary shares representing at least 10% of our voting rights in connection with such purchase. The Series H Notes and the Series I Notes were listed on the TASE, and the New Shares were listed on NASDAQ and the TASE. For a discussion of the approval and consummation of the Debt Restructuring, please see the Forms 6-K we filed on September 18, 2013, January 2, 2014 and February 20, 2014.

●	On January 26, 2014 a holder of the our Series B notes ("the Plaintiff") filed an appeal to the Supreme Court, against the ruling of the Tel-Aviv District Court, dated 1 January, 2014 approving the amended plan of arrangement (the "Appeal"). In the Appeal the Plaintiff is seeking ,inter alia, to cancel the section on the said court ruling which grants release from potential liability and claims to our officers and directors, and also the section which determines the class action that was filed by the Plaintiff shall be strike; Alternatively, the Plaintiff has requested to cancel the section on the said court ruling which determines the class action shall be strike against Mr. Mordechay Zisser, who is not included in the release from potential liability and claims provided to our other officers, or that the whole Arrangement shall be canceled. On June 15, 2015, following recommendation of the Court, the plaintiff withdrew the Appeal.

●	In connection with the Debt Restructuring, we issued 16,594,036 ordinary shares to Bank Hapoalim pursuant to the terms set forth in the Refinancing Agreement. Pursuant to the Refinancing Agreement, the outstanding loan amount (approximately $48 million) will be repayable by us on February 20, 2017, and bears interest of LIBOR +3.8% per year, payable quarterly, and an additional 1.3% per year, payable on the final maturity date. In addition, pursuant to the Refinancing Agreement, first-ranking fixed charges were placed on our holdings and other rights in certain of our subsidiaries holding our hotels in Romania and Belgium as collateral securing our debt to Bank Hapoalim under the Refinancing Agreement. Such charges were placed in addition to the existing securities that Bank Hapoalim held under the loan previously received from Bank Hapoalim, i.e., a first ranking pledge over an amount of 86 million shares of PC, representing approximately 13% of PC's outstanding shares. We are subject to certain prepayment obligations in the event of prepayment of the aforementioned new notes or a distribution. For further details regarding the Refinancing Agreement, please see the Form 6-K we filed on November 14, 2013. As for addendum to this loan agreement see 2016 above.

●	Our unsecured debt prior to the entering into effect of the Debt Restructuring included approximately $12.8 million principal amount of bank debt held by Bank Leumi. As of the Closing of the Debt Restructuring ,we had outstanding disputes with Bank Leumi with respect to the validity of certain pledges over accounts held by us at Bank Leumi and consequently, whether the debt we owed to Bank Leumi should be classified as unsecured or secured. As a result of this dispute and in connection with the Debt Restructuring, we issued to an escrow agent for the benefit of Bank Leumi approximately NIS 8.0 million in principal amount of our Series H Notes, approximately NIS 3.9 million in principal amount of our Series I Notes, and 9,090,122 ordinary shares. On July 23, 2014, following the Court’s approval and the closing of the Debt Restructuring, we announced the consummation of a settlement of the dispute (the “Settlement”), under which Bank Leumi received ownership of all marketable securities held in our accounts at Bank Leumi having a fair value of approximately NIS 8.7 million (based on their then-market price). In addition, our net debt (after offset of the aforementioned marketable securities) to Bank Leumi in the amount of approximately NIS 38 million was cancelled in exchange for 7,404,119 ordinary shares, NIS 6,507,666 aggregate principal amount of our Series H notes and NIS 3,166,678 aggregate principal amount of Series I notes of us. The balance of 1,686,003 ordinary shares, NIS 1,481,870 aggregate principal amount of Series H notes and NIS 721,089 aggregate principal amount of Series I notes of us retained in escrow under the Debt Restructuring was cancelled. The Settlement constituted the full settlement of our obligations to Bank Leumi under the Debt Restructuring as well as under the loan agreement entered between the parties on May 5, 2011, and Bank Leumi released all liens registered for its benefit on our assets. The Settlement also included a mutual waiver of claims.

●	On January 13, 2014 PC announced that its subsidiary (in which it holds approximately 70% of its voting power) had reached an agreement to sell its 50% equity stake in the Uj Udvar project in Budapest, Hungary. As a result of the transaction, PC received cash proceeds of € 2.4 million

2013

●	In February 2013 we announced that we would temporarily cease making all principal payments due under our Series A and Series B notes and all interest payments due under all of our publicly-traded notes; for a discussion of these announcements please see the Form 6-Ks we filed on February 5, 2013, and February 19, 2013, respectively. In March 2013 we entered into a letter of undertaking (the “Letter of Undertaking”) with the trustees of our Series 1, C, D, E, F and G note holders regarding our activities during an interim period, under which, inter alia, it was agreed that we and the entities controlled by us (excluding PC) would not make any payments to our respective creditors, other than under certain circumstances, we will not dispose and/or undertake to dispose any of our material asset and/or our Controlled Entities, and we will not provide any guarantee and/or security of any kind, to secure our or any third party’s debt further more we will not make any payments and/or engage in any transactions with the former Controlling Shareholder and/or entities under the control of the former Controlling Shareholder and/or Mr. Mordechay Zisser’s relatives either directly or indirectly. For a discussion of the Letter of Undertaking, please see the Form 6-K we filed on March 21, 2013. For a discussion of the terms of the Debt Restructuring, please see "-2014" above.

●	In August and November 2012, acting through our wholly owned subsidiary Elbit Imaging Financing Services, Limited Partnership (“Elbit Financing”), we entered into two note structured transactions with two leading global financial institutions (the “Counterparties”). On February 20, 2013, the Counterparties notified us of the early termination of the transactions as a result of the decline in the market price of our outstanding notes and consequent failure to meet the loan-to-value covenants under the agreements governing the transactions.

●	In March 2013, we received a letter from Bank Leumi demanding repayment within ten days of the outstanding balance of approximately $14.1 million due primarily under certain loans made by Bank Leumi to us pursuant to a refinancing agreement dated May 5, 2011. Bank Leumi stated that it was taking this action in light of our then-financial condition and our having informed Bank Leumi that we would not pay the principal and the interest due on March 29, 2013. Bank Leumi also informed us that it had placed a freeze on the Leumi Accounts (certain accounts maintained by us with Bank Leumi in which we held cash and trading securities in the amount of approximately NIS 8 million) until the outstanding amounts due are repaid. Bank Leumi also notified us that should such repayment not be made within ten days Bank Leumi was reserving its rights to take all actions necessary in order to protect its rights under the loan agreements including offsetting any amounts in the Leumi accounts against the loans. Bank Leumi also claimed that it has certain pledges registered in its favor and therefore it is a secured creditor and should not be included in the Debt Restructuring. For a discussion of the settlement agreement with Bank Leumi, please see "-2014" above.

●	On May 29, 2013 PC successfully completed the sale of its 50% interest in an entity which mainly holds interests in an office complex project located in Pune, Maharashtra. The transaction valued the entity at €33.4 million and, as a result, PC received gross cash proceeds of approximately €16.7 million.

●	On June 6, 2013, we received a letter from Bank Hapoalim, demanding repayment within seven days of the outstanding balance of the loan owed to Bank Hapoalim under the March 31, 2011 Facility Agreement, without prejudicing its right under any other loan facility to which we are a party as a guarantor or otherwise. Bank Hapoalim stated that it was taking this action in light of our alleged breaches under the loan, including, inter alia, non-payment to Bank Hapoalim on March 31, 2013 of approximately $14.5 million, failure to satisfy certain financial covenants under the loan and adverse change in our financial position. On November 4, 2013, we have announced that we and Bank Hapoalim have reached general terms of agreement between the parties, and on November 12, 2013, we had announced certain amendments to the said general terms of agreement. On November 26, 2013, our unsecured financial creditors voted on the general terms of agreement to be entered into with Bank Hapoalim. At the Meeting, unsecured financial creditors holding approximately 70.6% of the aggregate voting power that had participated in the meeting voted in favor of the refinancing. On December 29, 2013 we entered into a new facility agreement with Bank Hapoalim based on the aforementioned general terms of agreement, and on February 20, 2014, the transactions under the agreement were consummated. For further discussion of the terms and the closing of the Refinancing Agreement, please see "-2014" above.

●	In July 2013 PC completed the sale of 100% of its interest in an entity which holds the interest in a plot of land in Prague. The transaction values the entity at approximately €1.9 million. The net cash consideration after deducting a liability to a third party amounted to €1.3 million

●	A subsidiary of PC was party to a loan with a commercial bank, secured by PC’s notes that PC had repurchased, that was due to be repaid in September 2013. Due to a rating downgrade that resulted in a loan covenant breach, PC entered into negotiations with the bank and the two parties agreed upon an early repayment of the loan that was consummated during the first half of 2013. The loan balance, including accrued interest, was approximately NIS 77.5 million. To finance the early repayment of the loan, PC sold NIS 66 million of the notes it had repurchased that served as the loan’s collateral.

●	On October 31, 2013 the consortium of shareholders of Dream Island, in which PC holds a 43.5% stake, completed the sale of the Dream Island project land to the Hungarian State for approximately €15 million. The proceeds of the transaction were used by the consortium to repay a proportion of a secured bank loan.

●	On November 18, 2013, PC announced that it had filed for reorganization proceedings (preliminary suspension of payments) with the Dutch Court and submitted a restructuring plan to the Dutch Court. Further to that announcement, PC announced that the Dutch Court had granted its application for preliminary suspension of payment proceedings. PC noted further that in order to resolve its liquidity situation it had filed with the Dutch Court a restructuring plan proposed to its creditors. For a discussion of PC’s reorganization proceedings, please see the Forms 6-K we filed on November 14, 2013, November 20, 2013 and November 25, 2013. For a discussion regarding the amendment to the restructuring plan and the consummation of the Amended PC Plan, see “- 2014” above.

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

The following are the critical judgments and key sources of estimation that management has made while applying our accounting policies and that have the most significant effect on the amounts recognized in our consolidated financial statements.

Use of estimates

Write-down of trading properties

The recognition of a write down of our trading properties is subject to a considerable degree of judgment and estimates, the results of which, when applied under different principles, conditions and assumptions, are likely to result in materially different results and could have a material adverse effect on our consolidated financial statements.

This valuation becomes increasingly difficult as it relates to estimates and assumptions for projects in the preliminary stage of development in addition to current economic uncertainty and the lack of transactions in the real estate market in the CEE and India for same or similar properties.

We are responsible for determining the net realizable value of our trading properties. In determining net realizable value of the vast majority of trading properties, we utilize the services of an independent third party recognized as a specialist in valuation of properties. Independent valuation reports for our trading properties as of December 31, 2015 and 2014 were prepared by Cushman& Wakefield.

On an annual basis, we review the valuation methodologies utilized by the independent third party valuator service for each property. The main features included in each valuation are:

1.	Operating trading properties (mainly commercial centers)

The net realizable value of operating commercial centers includes rental income from current leases and assumptions in respect of additional rental income from future leases in light of current market conditions. The net realizable value also reflects, on a similar basis, any cash outflows that could be expected in respect of the property. We use assumptions that are mainly based on market conditions existing on the reporting date.

The principal assumptions underlying our estimation of net realizable values for operating commercial centers are those related to the receipt of contractual rental fees, expected future market rental fees, void periods, maintenance requirements and appropriate discount rates. These valuations are regularly compared to actual market yield data and actual transactions made by us and those reported by the market, if available. Expected future rentals are determined on the basis of current market rentals for similar properties in the same location and condition.

2.	Undeveloped trading properties

The vast majority of our undeveloped real estate assets are lands which are designated for development of commercial centers. The net realizable value for an undeveloped project is determined based on our business plans for the specific project as of the balance sheet date.

Some of our lands are designated for future development in the foreseeable future. Other undeveloped lands are planned to be sold in their current state. A considerable degree of judgment is required in order to determine whether a specific real estate project can be developed in the foreseeable future or not. The most significant factors in such decision are: market conditions in the surrounding area of the project, availability of bank financing for the development, competition in the area, zoning and building permits for the project, our liquidity and ability to invest equity into the project, our ability to enforce the joint development agreement against our partners in a joint venture project (mainly our plots designated for residential project in India), the scale of the project and our ability to execute it and others. As explained below, the status of the project, as determined by us in each reporting period also determines the net realizable value which will be used in the preparation of the financial statements. Therefore a change in each of the factors mentioned below may lead to a change in the status of a project (from project designated for future development to project in hold) and may cause an additional write down which was not recognized in our financial statement for the year ended December 31, 2015.

As for accounting policies in respect of the measurement of the net realizable value for undeveloped trading property – see note above 2K to our consolidated financial statements included elsewhere in this report.

2.1	Critical assumptions under the residual method

Our trading properties which are designated by us for development in the foreseeable future are usually measured using the residual method. Estimations of fair value under the residual method involve in general, critical estimations and take into account special assumptions in the valuations, many of which are difficult to predict, in respect of the future operational cash flow expected to be generated from the real-estate asset, yield rate which will be applied for each real estate asset, estimate of developer's profit and timeline to commencement of the construction of the project. Actual results could be significantly different than the estimates and could have a material effect on our financial results.

Determination of the operational cash flow expected to be generated from the real estate asset is based on reasonable and supportable assumptions as well as on historical results adjusted to reflect our best estimate of future market and economic conditions that we believe will exist during the remaining useful life of the assets. Such determination is subject to significant uncertainties. In preparing these projections, we takes assumptions the majority of which relate to market share of the real estate asset, benchmark operating figures such as occupancy rates, rental and management fees rates (in respect of commercial centers), selling price of apartments (in respect of residential units), the expected schedule to complete the real estate assets under construction, costs to complete the establishment of the real estate asset, expected operational expenses and others. In addition the process of construction is long, and subject to approvals and authorization from local authorities. It may occur that building permits will expire and will cause us additional preparations and costs, and can cause construction to be delayed or abandoned.

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

Where comparable development cannot be identified in the immediate area of the subject site or when sale information is not clearly available through common channels of information (internet, newspapers, trade journals, periodic, market research, etc.) it is necessary to look further out for suitable comparable development and to make necessary adjustments to the price in order to account for dissimilarities between the comparable development and the subject site. Such adjustments include, but are not limited to:

●	Adjustment in respect of the time of the transaction. Market conditions at the time of the sale transaction of a comparable property may differ from those on the valuation date of the property being valued. Factors that impact market conditions include rapidly appreciating or depreciating property values, changes in tax laws, building restrictions or moratoriums, fluctuations in supply and demand, or any combination or forces working in concert to alter market conditions from one date to another.

●	Adjustment in respect of asking price and condition of payment. The special motivations of the parties to the transaction in many situations can affect the prices paid and even render some transactions as non-market. Examples of special conditions of sale include a higher price paid by a buyer because the parcel has synergistic or marriage value; a lower price paid because a seller was in a hurry to finalize the sale; a financial, business, or family relationship between the parties involved in the transaction, unusual tax considerations; lack of exposure of the property in the (open) market; or the prospect of lengthy litigation proceedings.

●	Adjustment in respect of size, shape and surface area. Where the physical characteristics of a comparable property vary from those of the subject property, each of the differences is considered, and the adjustment is made for the impact of each of these differences on value.

●	Adjustment in respect of location. The locations of the comparable sale properties and the subject property are compared to ascertain whether location and the immediate environs influence the prices paid. The more attractive location a property is located in the more it is worth per square meter; and conversely the less attractive location a property is in the less it is worth per square meter. An adjustment is made to reflect such differences based on the valuator's professional experience. Extreme location differences may indicate that a transaction is not truly comparable and are disqualified.

Litigation and other contingent liabilities

We are involved in litigation, tax assessments and other contingent liabilities in substantial amounts including class actions. See note 14B to our annual consolidated financial statements included elsewhere in this report. We recognize a provision for such litigation when it is probable that we will be required to settle the obligation, and the amount of the obligation can be reliably estimated. We evaluate the probability and outcome of such litigation based on, among other factors, legal opinions, consultation, and past experience. The outcome of such contingent liabilities may differ materially from management's estimation. We periodically evaluate these estimations and makes appropriate adjustments to the provisions recorded in the consolidated financial statements. In addition, as facts concerning contingencies become known, we reassess our position and make appropriate adjustments to the consolidated financial statements. In rare circumstances, mainly with respect to class actions, when the case is unique, complicated and involves prolong and uncommon proceedings, we cannot reliably estimate the outcome of said case.

Accounting for income taxes

The calculation of our tax liabilities involves uncertainties in the application and/or interpretation of complex tax laws, tax regulations and tax treaties, in respect of various jurisdictions in which we operate and which vary from time to time. In addition, tax authorities may interpret certain tax issues in a different manner other than that which we adopted. Should such contrary interpretive principles be adopted upon adjudication of such cases, our tax burden may be significantly increased. In calculating deferred taxes, we are required to evaluate (i) the probability of the realization of our deferred income tax assets against future taxable income and (ii) the anticipated tax rates under which our deferred taxes would be utilized.

Potential penalties, guarantees issued and expired building permits

Penalties and guaranties are part of the ongoing construction activities, and result from obligations we have towards third parties such as banks and municipalities. Our management is required to provide estimations regarding risks evolving from penalties that we may have to settle. In addition, our operations in the construction area are subject to valid authorizations and building permits from local authorities. Under certain circumstances we are required to determine whether the building permits we obtain have not yet expired. It may occur that building permits have expired which might impose on us additional costs and expenses, or delays, and may even cause us to abandon projects under construction.

Fair value of hotels

As of December 31, 2015, our fair value of the Radisson Complex is determined based upon the discounted cash flows ("DCF") approach. The assumptions underlying this model, as well as the ability to support them by means of objective and reasonable market benchmarks so they can be viewed as assumptions that market participants may have used, are significant in determining the fair value of the Radisson Complex. The predominant assumptions that may cause substantial changes in the fair value are: the capitalization rate, exit yield rate, the expected net operating income of the hotel (which is mainly affected by the expected average room rate and the occupancy rate as well as the level of operational expenses of the hotels) the level of refurbishments reserve and the capital expenditures that need to be invested in the Radisson Complex. Our fair value of the Radisson Complex is performed by an independent appraiser with knowledgeable in the local hotel business.

Critical judgment in applying accounting policies

Classification of trading property as current/non-current asset

We classify our assets and liabilities as current or non-current based on the operating cycle of each of our operations (generally 12 months). Careful consideration is required with respect to assets and liabilities associated with our operations of commercial centers and trading property, where by their nature the operating cycle is more than 12 months. These assets and liabilities are classified as current only if their operating cycle is clearly identifiable. In accordance with guidance set out in IAS 1 if we cannot clearly identify the actual operating cycle of a specific operation, then the assets and liabilities of that operation are classified as non-current. Our determination of our inability to clearly identify the actual operating cycle is a matter of judgment. A different conclusion can materially affect the classification of current assets and current liabilities. See also note 2 E to our financial statements included elsewhere in this report

Classification of operating commercial centers as trading property rather than investment property

We classified operating commercial centers as trading property rather than investment property even though we are currently earning rental income from these properties. Our business model is to dispose of the shopping centers in the ordinary course of our business.

During 2015 we sold one operating center and have conducted several negotiations in respects of our other operating commercial centers. During 2016 we expect to continue negotiating with third parties in order to sell additional commercial centers.

De facto Control

As for December 31, 2015 and 2014, we held approximately 44.9% of PC's share capital; DK held approximately 26.3% of PC's share capital and the rest is widely spread in the public. We are of the opinion that based on the absolute size of our holdings, the relative size of the other shareholdings and due to the fact that PC's directors are appointed by a regular majority of PC's general meeting of shareholders, we have a sufficiently dominant voting interest to meet the power criterion, therefore we have de facto control over PC.

New accounting standards and interpretation issued that are not yet effective

For information on recently issued accounting standards under IFRS, see note 2X to our annual consolidated financial statements included elsewhere in this report.

A.	Operating Results

Presentation method of financial statements

We are involved in investments in a wide range of different activities. Accordingly, management believes that its income statements should be presented in the “single-step form.” According to this form, all costs and expenses (including general and administrative and financial expenses) should be considered as continuously contributing to the generation of overall income and gains. We also believe that our operating expenses should be classified by a function of: (i) those directly related to each revenue source (including general and administrative expenses and selling and marketing expenses relating directly to each operation); and (ii) overhead expenses which serve the business as a whole and are to be determined as general and administrative expenses.

Our strategy in respect of PC's commercial centers is to dispose of the commercial centers upon completion, subject to certain exceptions. In response to the lingering real estate and financing crisis in CEE, and following discussion with the SEC, our management determined that PC no longer retains sufficient consistent historical experience of trading property realizations in order to clearly identify the actual operating cycle of selling its trading property. Under such circumstances, we decided to utilize for accounting reporting purposes an assumed operating cycle of 12 months. Revenues from these commercial centers are mainly derived from their disposal to third parties, while until a disposal occurs we collect rental income from our completed commercial centers. Therefore, rental income from commercial centers (from the first day of their operations until the sale thereof) may not be sustainable in the future upon PC selling the commercial centers as part of its business cycle.

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

Our policy in respect of the hotels segment is to designate the hotels to be managed and operated by Rezidor. Consequently, the Radisson Complex is presented as part of our property, plant and equipment in the financial statements.

Translation of statements of income of foreign operations

The majority of our businesses, which operate in various countries, report their operational results in their respective functional currency which differs from the NIS (our reporting and functional currency). We translate our subsidiaries’ results of operations into NIS based on the average exchange rate of the functional currency against the NIS. Therefore, a devaluation of the NIS against each functional currency would cause an increase in our reported revenues and the costs related to such revenues in NIS while an increase in the valuation of the NIS against each functional currency would cause a decrease in our revenues and costs related to such revenues in NIS.

Statements of income

The following table presents our statements of income for each of the three years ended December 31, 2015, 2014 and 2013:

	Year ended December 31
	2 0 1 5	2 0 1 4	2 0 1 3	2 0 1 5
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$'000
	(Except for per-share data)

Revenues and gains

Revenues
Revenues from sale of commercial centers	200,078	201,571	8,614	51,276
Revenues from Hotels operations and management	147,886	197,007	202,791	37,900
Total revenues	347,964	398,578	211,405	89,176

Gains and other
Rental income from Commercial centers	83,849	113,661	129,748	21,489
Gain from sale of investees	6,712	11,301	-	1,720
Total gains	90,561	124,962	129,748	23,209

Total revenues and gains	438,525	523,540	341,153	112,385

Expenses and losses
Commercial centers	290,360	291,864	124,737	74,413
Hotels operations and management	126,849	173,918	179,137	32,509
General and administrative expenses	16,678	39,785	60,643	4,274
Share in losses of associates, net	42,925	17,298	339,030	11,001
Financial expenses	236,288	237,601	334,101	60,558
Financial income	(2,154)	(6,317)	(3,930)	(552)
Change in fair value of financial instruments measured at fair value through profit and loss	5,446	71,432	68,407	1,396
Financial gain from debt restructuring	-	(1,616,628)	-	-
Write-down, charges and other expenses, net	38,298	531,042	840,034	9,815
	754,690	(260,005)	1,942,159	193,413

Profit (loss) before income taxes	(316,165)	783,545	(1,601,006)	(81,029)

Income taxes expenses (tax benefits)	5,631	(2,287)	(30,937)	1,443

Profit (loss) from continuing operations	(321,796)	785,832	(1,570,069)	(82,472)

Profit (loss) from discontinued operations, net	6,874	(1,475)	5,059	1,762

Profit (loss) for the year	(314,922)	784,357	(1,565,010)	(80,710)

	Year ended December 31
	2 0 1 5	2 0 1 4	2 0 1 3	2 0 1 5
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$'000
	(Except for per-share data)

Attributable to:
Equity holders of the Company	(186,150)	1,008,999	(1,155,645)	(47,709)
Non-controlling interest	(128,772)	(224,642)	(409,365)	(33,001)
	(314,922)	784,357	(1,565,010)	(80,710)

Profit (loss) from continuing operations
Equity holders of the Company	(193,024)	1,010,619	(1,160,429)	(49,468)
Non-controlling interest	(128,772)	(224,787)	(409,640)	(33,002)
	(321,796)	785,832	(1,570,069)	(82,472)

Profit (loss) from discontinued operation, net
Equity holders of the Company	6,874	(1,620)	4,785	1,762
Non-controlling interest	-	145	274	-
	6,874	(1,475)	5,059	1,762

Earnings (loss) per share - (in NIS)
Basic earnings (loss) per share:

From continuing operation	(7)	42.55	(932.15)	(2)
From discontinued operations	0.25	(0.06)	3.84	-
	(6.75)	42.49	(928.31)	(2)
Diluted earnings (loss) per share:
From continuing operation	(7)	42.55	(932.15)	(2)
From discontinued operations	0.25	(0.06)	3.84	-
	(6.75)	42.49	(928.31)	(2)

2015 compared to 2014

Income - Revenues and Gains

Total income (revenues and gains) in 2015 amounted to NIS 438 million ($112 million), compared to NIS 524 million in 2014.

Total revenues in 2015 amounted to NIS 348 million ($89 million), compared to NIS 399 million in 2014. The decrease is mainly attributable to:

(i)	Revenues from the sale of commercial centers amounted to NIS 200 million ($51 million), in 2015 compared to NIS 201 million in 2014. Our revenues in 2015 were attributable to consummations of transaction for the sale of the Koregon commercial center in India and plots in Romania and Poland. In 2014 such revenues were attributable to sale of Kragujevac Plaza commercial center in Serbia and plots in Romania.

(ii)	Revenues from hotel operations and management decreased to NIS 148 million ($34 million) in 2015 compared to NIS 197 million in 2014. The decrease was mainly attributable to the sale of our hotels in Antwerp, Belgium in June 2015 which caused a decrease in hotel operations and management revenues. The average occupancy rate increase from 76% in 2014 to 77% in 2015 and the average room rate increase from € 92 in 2014 to € 94 in 2015.

(iii)	Total gains and other in 2015 amounted to NIS 91 million ($23 million), compared to NIS 125 million in 2014. Set forth below is an analysis of our gains and other:

a.	Rental income from commercial centers decreased to NIS 83 million ($21 million), in 2015 compared to NIS 114 million in 2014, mainly as a result of: (i) selling the Kragujevac Plaza commercial center during 2014 and the Koregaon Park commercial center in May 2015 , (ii) decrease in revenues from the entertainment parks within the commercial centers which were closed during 2014; and (iii) depreciation of the Euro (the functional currency of our commercial center operation) against the NIS. The average occupancy rate in our commercial centers was 84%-97% in 2015, compared to 84%-99% in 2014.

b.	Gain from a sale of investee companies decreased to NIS 7 million ($3 million) in 2015, compared to NIS 11 million in 2014 attributable to the closing of Gamida's investment rounds with Novartis, as described above.

Expenses and losses

Our expenses and losses in 2015 amounted to NIS 755 million ($193 million), compared to income NIS 260 million in 2014. Set forth below is an analysis of our expenses and losses:

(i)	Expenses of commercial centers amounted to NIS 290 million ($75 million) in 2015, compared to NIS 292 million in 2014. Such decrease was mainly attributable to the operational expenses of commercial centers in the amount of NIS 24 million mainly due to the sale Kragujevac Plaza commercial center during 2014 and the Koregaon Park commercial center in May 2015, offset by an increase in the cost of trading property sold in the amount of NIS 22 million.

(ii)	Cost of hotel operations and management decreased to NIS 127 million ($33 million) in 2015, compared to NIS 174 million in 2014. The decrease was mainly attributable to the sale of our hotels in Antwerp, Belgium in June 2015.

(iii)	General and administrative expenses decreased to NIS 17 million ($4 million) in 2015, compared to NIS 40 million in 2014. The decrease was mainly attributable to the efficiency measures taken to reduce the general and administrative costs in our headquarters during 2014 and 2015.

(iv)	Share in losses of associates, net increased to NIS 43 million ($11 million) in 2015, compared to NIS 17 million in 2014. The increase is mainly attributable to the losses of our medical activities as a results of a reduction in Insightec's revenues in 2015 comparing to 2014, as well an increase in the research and development cost of our Medical investees offset by the operations of PC's commercial center in Riga, Latvia.

(v)	Financial expenses decreased to NIS 236 million ($61 million) in 2015, compared to NIS 238 million in 2014. Such decrease of approximately NIS 2 million is explained as follows:

a.	Gain from a buyback of debentures and a bank loan (as mention above) in 2015 in the amount of NIS 56 compared to no comparable gain in 2014;

b.	Decrease in interest and CPI-linked expenses in our headquarters of NIS 13 million as a result of the decrease in the level of our corporate debts following the consummation of our debt restructuring at the beginning of 2014.

Offset by:

a.	Increase in the interest and CPI-linked expenses of PC in the amount of NIS 26 million which was mainly attributable to an increase in interest expenses on PC's notes due to highly effective interest rates and an acceleration of amortizing of discounts offset by a decrease in PC's interest on bank loans due to the sale of commercial centers during 2014 and 2015;

b.	Increase in loss from foreign currency translation exchange and other in the amount of NIS 41 million. The exchange rate losses are mainly attributable to the effect of the variation in the exchange rate between the Euro and NIS on PCs' notes, which are recorded in NIS and are measured in Euro, and to our bank loan which in 2014 was recorded in $ and measured in NIS.

(vi)	Financial income decreased to NIS 2 million ($0.5 million) in 2015, compared to NIS 6 million in 2014.

(vii)	Losses from changes in fair value of financial instruments (including derivatives, embedded derivatives and marketable securities) amounted to NIS 5 million ($1 million) in 2015 compared to NIS 71 in 2014. The change in fair value of financial instruments was mainly attributable to the following:

a.	We had no losses from changes in fair value attributable to PC's notes in 2015 compared to losses of NIS 60 million in 2014 mainly due to the fact that following the consummation of PC's debt restructuring (at the end of 2014) PC's notes were no longer measured at fair value through profit and loss and therefore changes in their fair value in 2015 did not affect our profit and loss account.

b.	Loss from change in fair value of derivatives, embedded derivatives and marketable securities amounted to NIS 5 million ($1 million) in 2015, compared to NIS 11 million in 2014.

(viii)	Financial gain from the debt restructuring in 2014 amounted to approximately NIS 1,616 million. The gain from our restructuring amounted to NIS 1,610 million, and PC's net gain from its restructuring amounted to NIS 6 million. Such gain reflects the difference between our carrying amount and PC's unsecured financial debts as of the closing of their respective restructuring plans and the fair value of the shares and notes issued by us and PC based on their respective quoted closing prices on the first day thereafter.

(ix)	Write-down, charges and other expenses, net, decreased to NIS 38 million ($10 million) in 2015, compared to NIS 531 million in 2014. The write down was mainly attributable to the write-down in PC's trading property in Eastern Europe and India in the amount of NIS 87 million ($22 million) in 2015 compared to NIS 528 million in 2014. The following table provides information in respect of the write down of the trading property in each of the years ended on December 31, 2015 and 2014:

	Year ended December 31
	2 0 1 5	2 0 1 4
	(In thousand NIS)
Project name (City, Country)

Operational:
Kragujevac (Kragujevac, Serbia)	-	16,040
Koregaon Park (Pune, India) (See description below)	6,547	47,525
Zgorzelec (Zgorzelec, Poland)	6,233	18,275
Liberec (Liberec, Czech Republic)	26,466	9,827
	39,246	91,667
Non-Operational:
Iasi (Iasi, Romania)	-	20,221
Chennai (Kadavantara, India)	-	28,988
Belgrade Plaza (Belgrade, Serbia)	-	11,812
Helios Plaza (Athens, Greece)	1,913	51,168
Sportstar Plaza Visnjicka (Belgrade, Serbia)	(23,814)	827
Lodz Plaza (Lodz, Poland)	9,460	5,134
Krusevac (Krusevac, Serbia)	3,401	-
Casa radio (Bucharest, Romania)	36,139	217,265
Constanta (Constanta, Romania)	1,701	17,898
Ciuc (Ciuc, Romania)	-	17,147
Timisoara (Timisoara, Romania)	1,110	9,577
Lodz residential (Lodz, Poland)	9,070	3,137
Kielce (Kielce, Poland)	723	(1,526)
BAS (S Romania)	-	27,269
Arena Plaza extention	5,323	-
Others	2,716	26,968
	47,742	435,885

	86,988	527,552

The above write down of expenses for 2015 were offset by income of NIS 56 million ($16 million) which was attributable to realization of foreign currency translation reserves to profit and loss mainly due to realization of the Euro activity in our Hotel segment.

As a result of the foregoing factors, we recognized a loss before income tax in the total amount of NIS 316 million ($81 million) in 2015, compared to profit of NIS 784 million in 2014.

Income tax amounted to 6 million ($1.5 million) in 2015 compared to tax benefits of NIS 2 million in 2014. The increase in tax expenses was attributable mainly to deferred taxes due to timing differences related to PC's notes.

The above resulted in a loss from continuing operations in the amount of NIS 322 million ($82 million) in 2015, compared to profit in the amount of NIS 786 million in 2014.

Profit from discontinued net operation amounted to NIS 7 million ($2 million) comparing to loss amounted to NIS 1 million in 2014. The discontinued operations is attributable to our former Mango operation.

The above resulted in a loss of NIS 315 million ($81 million) in 2015, of which a loss of NIS 186 million ($48 million) was attributable to our equity holders and a loss in the amount of NIS 129 million ($33 million) was attributable to the non-controlling interest. Profit in 2014 included NIS 1,009 million attributable to our equity holders and a loss in the amount of NIS 225 million attributable to the non-controlling interest.

Our shareholders' equity as of December 31, 2015 amounted to NIS 304 million ($78 million) of which an amount of NIS 19 million ($5 million) is attributable to our equity holders.

The following table provides supplemental information of our results of operations per segment, for the year ended December 31, 2015 (in NIS million):

Segment	Hotels	Commercial Centers	Medical Industries	India plots	Other and Allocations	Total
Revenues	148	200	63	-	(63)	348
Rental income from commercial centers	-	109	-	-	(25)	84
Gain from changes of shareholding in investees entities	-	-	-	-	7	7
Total revenues and gains	148	309	63	-	(81)	439
Costs and expenses	127	300	107	6	(123)	417
Research and development expenses	-	-	59	-	(59)	-
Other expenses (income), net	-	84	-	6	-	90
Segment profit (loss)	21	(74)	(103)	(12)	100	(68)
Financial (expenses) income, net	(31)	30	1	-	-	-
Share in losses of associates, net	-	-	(13)	-	(29)	(43)
Unallocated general and administrative expenses						(17)
Unallocated other expenses						52
Unallocated financial expenses						(239)
Financial income						2
Changes in fair value of financial instruments measured at FVTPL						(3)
Loss before income taxes						(316)
Income taxes						(6)
Loss from continuing operations						(322)
Income from discontinued operation						7
Loss for the year						(315)

2014 compared to 2013

Income - Revenues and Gains

Total income (revenues and gains) in 2014 amounted to NIS 524 million, compared to NIS 341 million in 2013.

Total revenues in 2014 amounted to NIS 399 million, compared to NIS 211 million in 2013. The increase is mainly attributable to:

(i)	Revenues from the sale of commercial centers, which increased to NIS 201 million in 2014 compared to NIS 9 million in 2013. In 2014, PC consummated the sale of the Kragujevac Plaza commercial center in Serbia and a few plots in Romania. In 2013 the revenues were attributable to sale of a plot by PC in the Czech Republic.

(ii)	Revenues from hotel operations and management decreased to NIS 197 million in 2014 compared to NIS 203 million in 2013. The decrease was mainly attributable to a decrease in revenues from our hotel in Romania . The average occupancy rate increase from 74% in 2013 to 76% in 2014 and the average room rate decreased from € 94 in 2013 to € 92 in 2014.

(iii)	Total gains and other in 2014 amounted to NIS 125 million, compared to NIS 130 million in 2013. Set forth below is an analysis of our gains and other:

a.	Rental income from commercial centers decreased to NIS 114 million in 2014 compared to NIS 130 million in 2013, mainly as a result of selling the Kragujevac Plaza commercial center and the decrease in revenues from the entertainment parks within the commercial centers which were closed during 2013 and 2014. The average occupancy rates in our commercial centers were 84%-99% in 2014, compared to 86%-100% in 2013.

b.	Gain from a sale of investees increased to NIS 11 million in 2014, compared to NIS nil in 2013, attributable to the closing of Gamida's investment round with Novartis, as described above.

Expenses and losses

Our expenses and losses (net of financial gain from debt restructuring) in 2014 amounted to income of NIS 260 million compared to expenses of NIS 1,942 million in 2013. Set forth below is an analysis of our expenses and losses:

(iv)	Expenses of commercial centers increased to NIS 292 million in 2014, compared to NIS 125 million in 2013. The increase is mainly attributable to the sale of Kragujevac Plaza commercial center and plots in Romania in the aggregate amount of NIS 206 million ($53 million), offset by a decrease in PC's general and administrative expenses as a result of efficiency measures taken by PC during 2014.

(v)	Cost of hotel operations and management decreased to NIS 174 million in 2014, compared to NIS 179 million in 2013. The decrease was mainly attributable to a decrease in revenue from hotel operations.

(vi)	General and administrative expenses decreased to NIS 40 million in 2014, compared to NIS 61 million in 2013. The decrease was mainly attributable to our arrangement costs incurred mainly during 2013, as well as efficiency measures taken to reduce the general and administrative costs in our headquarters during 2014.

(vii)	Share in losses of associates, net decreased to NIS 17 million in 2014, compared to NIS 339 million in 2013. The share in losses in 2014 is mainly attributable to the operation of our medical activity and to operations of PC's commercial center in Riga, Latvia. The losses in 2013 in attributable mainly to write-down of trading properties by our joint-venture entities in India, in addition to the operational losses attributable to the operation of our medical activity offset by the income from PC's commercial centers in Riga.

(viii)	Financial expenses decreased to NIS 238 million in 2014, compared to NIS 334 million in 2013. Such decrease of NIS 96 million explained as follow :

a.	interest and CPI-linked borrowings in the amount of NIS 202 million in 2014, compared to NIS 338 million in 2013. The decrease in interest and CPI-linked borrowings in the amount of approximately NIS 136 million was mainly attributable to (i) decrease in the level of our corporate debts following the consummation of our debt restructuring from NIS 2.4 billion in 2013 to NIS 664 million in 2014 ; and (ii) a decrease in the Israeli consumer price index to which we and several of PC’s notes are linked (-0.1% in 2014, compared to 1.92% in 2013), offset by financial expenses capitalized to qualified assets in the amount of nil in 2014, compared to NIS 31 million in 2013 as a result of n, we temporarily suspension of capitalization of borrowing costs starting July 1, 2013.

b.	The decrease in financial expenses was offset by a loss from foreign currency translation differences and other in the amount of NIS 36 million ($9 million) in 2014, compared to a gain in the amount of NIS 4 million in 2013. The exchange rate differences gains (losses) are mainly attributable to non-cash expenses attributed to the effect of the change in the exchange rate between the € and NIS on PC's' notes, which are recorded in NIS and are measured in Euro, and to our bank loan which is recorded in $ and measured in NIS.

(ix)	Financial income increased to NIS 6 million ($2 million) in 2014, compared to NIS 4 million in 2013.

(x)	Losses from changes in fair value of financial instruments amounted to NIS 71 million in 2014 compared to NIS 68 in 2013. The change in fair value of financial instruments was mainly attributable to the following:

a.	Loss from changes in fair value of financial instruments (measured at fair value through profit and loss (mainly PC's notes)) amounted to NIS 60 million in 2014 and in 2013; and

b.	Loss from change in fair value of derivatives, embedded derivative and marketable securities amounted to NIS 11 million in 2014, compared to NIS 4 million in 2013.

(xi)	Financial gain from debt restructuring in 2014 amounted to approximately NIS 1,616 million ($416 million). The gain from our restructuring amounted to NIS 1,610 million ($414 million), while PC's net gain from its restructuring amounted to NIS 6 million ($2 million). Such gain reflects the difference between our carrying amount and PC's unsecured financial debts as of the closing of their respective restructuring plans and the fair value of the shares and notes issued by us and PC based on their respective quoted closing prices on the first day thereafter.

(xii)	Write-down, charges and other expenses, net, decreased to NIS 531 million ($137 million) in 2014, compared to NIS 840 million in 2013. The write down in 2014 was mainly attributable to the write-down in PC's trading property in Eastern Europe and India in the amount of NIS 527 million as described above.

As a result of the foregoing factors, we recognized profit before income tax in the total amount of NIS 784 million in 2014, compared to loss of NIS 1,601 million in 2013.

Tax benefits amounted to NIS 2 million in 2014 compared to NIS 31 million in 2013. The decrease in tax expenses was attributable mainly to deferred taxes due timing differences related to PC's notes.

The above resulted in profit from continuing operations in the amount of NIS 786 million in 2014, compared to loss in the amount of NIS 1,570 million in 2013.

Loss from discontinued operations, net, amounted to NIS 1 million in 2014, compared to profit in the amount of NIS 5 million in 2013. The discontinued operations is attributable to our former Mango operation.

The above resulted in profit of NIS 784 million in 2014, of which a profit of NIS 1,009 million was attributable to our equity holders and loss in the amount of NIS 225 million was attributable to the non-controlling interest. The loss in 2013 included NIS 1,156 million attributable to our equity holders and NIS 410 million attributable to the non-controlling interest.

Our shareholders' equity as of December 31, 2014 amounted to NIS 713 million out of which a an amount of NIS 232 million is attributable to our equity holders.

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

General

As discussed above in "Item 4. History and Development of the Company – Recent Events", on February 20, 2014, the consummation of our Debt Restructuring took place resulting, inter alia, in the following:

●	508,027,457 ordinary shares were issued to our unsecured financial creditors;

●	We issued NIS 448 million aggregate principal amount of Series H notes and NIS 218 million aggregate principal amount of Series I notes;

●	We refinanced our loan to Bank Hapoalim in the amount of $48 million; and

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

As discussed above in "Item 4. History and Development of the Company – Recent Events", during December, 2014 the consummation of the PC Debt Restructuring took place resulting, inter alia, in the following:

●	Each principal payment under the notes due in the years 2013, 2014 and 2015 pursuant to the original terms of the notes shall be deferred by exactly four and a half years and each principal payment due pursuant to the original terms of the notes in subsequent years (i.e., 2016 and 2017) will be deferred by exactly one year.

●	As from January 1, 2014, the annual interest rate of the unsecured debt was increased by 1.5%.

●	The net cash flow received by PC following an exit or raising new financial indebtedness (except if taken for the purpose of purchase, investment or development of real estate asset) or refinancing of real estate asset's after the full repayment of the asset’s related debt that was realized or in respect of a loan paid in case of debt recycling (and in case where the exit occurred in the subsidiary – amounts required to repay liabilities to the creditors of that subsidiary) and direct expenses in respect of the asset (any sale and tax costs, as incurred), will be used for repayment of the accumulated interest till that date in all of the series (in case of an exit which is not one of certain four shopping centers held by PC, only 50% of the interest) and 75% of the remaining cash (following the interest payment) will be used for an early repayment of the close principal payments for each of the series (A, B, Polish) each in accordance with its relative share in the deferred debt. Such prepayment will be real repayment and not in bond purchase.

●	An injection of EUR 20 million into PC at a price per-share of EUR 0.0675 was executed by PC in the form of Rights Offering to its shareholders out of which we participated to the extent of EUR 8.3 million.

Our capital resources include the following: (a) proceeds from sales of commercial centers and other real estate properties (hotel and plots in India) subject to market conditions; (b) proceeds from sale of our holdings in the medical business subject to market conditions (c) lines of credit obtained from banks and others as well as refinancing of our existing real estate project while increasing their leverage; and (d) available cash and cash equivalents.

See “ - Overview” above for information on the major transactions and events carried out by us in 2013, 2014 and 2015, which resulted in material changes in our liquidity and capital resources.

Such resources are generally used for the following purposes:

(i)	Equity investments in our commercial centers and our hotels which are constructed by our wholly owned and jointly-controlled subsidiaries or joint ventures (special purpose entities that are formed for the construction of our real estate projects (a “Project Company”)). We generally finance approximately 35%-50% of such projects through equity investments in the Project Companies, while the remaining amounts are generally financed through a credit facility secured by a mortgage on the project constructed by the respective Project Company, registered in favor of the financial institution that provides such financing. The equity investments in the Project Companies are typically provided by us (and our partners, if any) through shareholder loans that are subordinated to the credit facilities provided to the Project Company;

(ii)	Interest and principal payments on our notes and loans (including purchase of our debts);

(iii)	Payment of general and administrative expenses.

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

Also, during recent years the world markets experienced a financial crisis from which they have not fully recovered that resulted in lower liquidity in the capital markets and lower liquidity in bank financing for real property projects. The financial crisis also affected our ability to obtain financing in CEE for our commercial centers and real estate plots in those countries, especially for projects under developments. Lower liquidity may result in difficulties to raise additional debt or less favorable interest rates for such debt. In addition, construction loan agreements generally permit the drawdown of the loan funds against the achievement of pre-determined construction and space leasing or selling milestones. If we fail to achieve these milestones (including as a result of the global financial crisis and the significant decrease in the number and volume of transactions in general), the availability of the loan funds may be delayed, thereby causing a further delay in the construction schedule.

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

The followings list describes major transactions and events in 2015, 2014 and 2013, which resulted in material changes in our liquidity:

Sources of Cash from Major Transactions and Events:

2015 to date

●	On March 31, 2016 we announced following PC's announcement that it has completed the sale of its subsidiary holding Liberec Plaza, a shopping and entertainment center in the Czech Republic, for €9.5 million (approximately $10 million). Following net asset value adjustments related to the subsidiary’s balance sheet, Plaza received net €9.37 million (approximately $10 million).

●	On March 10, 2016 we announced that our subsidiary Bucuresti Turism S.A. ("BUTU"), as borrower, Raiffeisen Bank International A.G and Raiffeisen Bank S.A., leading international European banks, as lenders (the "Lenders") and us as guarantor have amended and restated the existing facility agreement for a total aggregate amount of €97 million (approximately $106 million) which will be draw down in two trenches. On March 24, 2016 we announced the closing of the first tranche of the facility agreement in the total amount of €85 million (approximately $93 million).

●	On December 31, 2015, InSightec and some of its existing and new shareholders signed and executed an amendment to certain Series D Preferred Share Purchase Agreement, dated June 26, 2014, as amended from time to time, under which Insightec completed an investment of $22 million at a price of $1.94 per share, in consideration for approximately 7.3% of InSightec's outstanding share capital, on a fully diluted basis.

●	On December 2, 2015, we announced that EPI signed an agreement to sell 100% of its interest in a special purpose vehicle which holds a site in Bangalore, India to a local investor. The total consideration for the sale upon completion of the transaction is INR 321 Crores (approximately €45.4 million, $50 million) which will be paid at transaction closing. The Company's direct share in the proceed is 50% (approximately €22.7 million, $25 million). The transaction is subject to certain conditions precedent, and closing will take place once these conditions are met and no later than 30 September 2016. The Investor has provided certain security in order to guarantee the aforementioned deadline.

●	On October 12, 2015 we announced that Gamida our indirect subsidiary, entered into agreements with Novartis according to which Novartis invested in Gamida an immediate amount of $5 million, in return for approximately 2.5% of Gamida on a fully diluted basis.

●	On June 11, 2015 we announced that we closed the Share Purchase Agreement with Astrid JV Sarl with regards to the sale of our entire (100%) holdings in our wholly owned subsidiary which owns and operates our hotels in Antwerp, Belgium. The asset value reflected in the transaction was approximately €48 million (approximately $52 million) for both hotels subject to working capital and other adjustments as specified in the agreement. The total net consideration paid to the Company's wholly owned subsidiary (the "Seller"), following the repayments of the target's banks loan, and the aforementioned adjustments, was approximately €27 million (approximately $29 million) out of which €1 million (approximately $1.1 million) was deposited in escrow to secure the Seller's indemnification obligations under the Share Purchase Agreement. For more information see our Forms 6-K filed on May 10, 2015 and June 11, 2015.

●	On May 13, 2015 we announced that PC reached an agreement to sell Koregaon Park Plaza the retail, entertainment and office scheme located in Pune, India for approximately €35 million (approximately US$ 39 million, 2,500 million INR), consistent with the asset’s last reported book value. The net cash proceeds (after repayment of the related bank loan, other liabilities and transaction costs) from the sale was €7.2 million (approximately US$ 8 million, 516.5 million INR).

2014

●	On October 27, 2014 Elbit Fashion signed a sale agreement (the "Sale Agreement") with Fox-Wisel Ltd. ("Fox") with regards to the sale of the operation and business of "Mango" retail stores in Israel. Under the Sale Agreement, Elbit Fashion sold and assigned Fox all business activity, stores, investments in the leased properties, furniture and equipment, inventory and customer loyalty program and any and all rights relating thereto, free and clear of any third party rights, except as explicitly set in the Sale Agreement and net of certain liabilities related to the business activities of Mango. On January 5, 2015 Elbit Fashion have completed the sale of the operation and business of "Mango" retail stores in Israel from Elbit Fashion to Fox (the “Closing”), for consideration of approximately NIS 37.7 million, Following the Closing and consummation of the transaction, Elbit Fashion has ceased to operate the "Mango" retail stores activity.

●	Effective beginning September 2014, PC completed the disposal of its commercial center, Kragujevac Plaza in Serbia for approximately € 38.6 million. Following the repayment of related bank loan of approximately € 28.2 million PC received net cash from the disposal of approximately € 10.4 million (Restricted cash linked to the bank debt and other working capital balances of approximately € 2 million (approximately NIS 9.4 million) were also released following the transaction.

●	During 2014 PC completed the selling of two plots in Romania (Targu Mures and Hunedoara) to a third party developers for a total consideration of EUR 4.7 million (approximately NIS 22 million).

●	In September 2, 2014, Novartis invested $35 million in Gamida in exchange for approximately 15% of Gamida’s share capital and an option to purchase the holdings of the other shareholders in Gamida, including Elbit Medical's holdings.

●	In September 2014 Bucuresti as borrower, we as a guarantor, certain other subsidiaries of us as additional obligors and a leading international European bank, as lender (“Lender”), have entered into an amendment to the facilities agreement for a second drawdown of approximately € 9 million (“Tranche B Facility”). The proceeds of the Tranche B Facility were used in their entirety to repay shareholders loans of BUTU to us.

●	In July 2014 we sold 1.7 million shares of Park Plaza Hotels Limited for a net consideration of GBP 6.0 million.

●	On June 26, 2014 InSightec entered into a Series D Preferred Share Purchase Agreement with York Global Finance II S.à r.l., a company owned by York Capital Management Global Advisers LLC and affiliated with York Global Finance Offshore BDH (Luxembourg) S.à.r.l (for purposes of this item only, “York”), as amended on September 7, 2014, and on December 15, 2014, pursuant to which York and subsequent investors invested a total of $59 million in InSightec.

2013

●	In December 2013 the consortium of shareholders of Uj Udvar, in which PC indirectly holds a 35% stake, completed the sale of the Uj Udvar project to a private investor for consideration of EUR 2.4 million.

●	On October 31, 2013 the consortium of shareholders of Dream Island, in which PC holds a 43.5% stake, has completed the sale of the Dream Island project land to the Hungarian State for approximately EUR 17 million. The proceeds of the transaction were used by the consortium to repay a proportion of the secured bank loan.

●	In July 2013 PC completed the sale of 100% of its interest in a vehicle which holds the interest in the Prague 3 project (“Prague 3”), a logistics and commercial center in the third district of Prague. The transaction values the asset at approximately EUR 11 million and, as a result, further to related bank financing and other adjustments to the statement of financial position, PC has received cash proceeds of net EUR 7.6 million.

●	In July 2013 PC completed the sale of 100% of its interest in an entity which holds the interest in plot of land in Prague. The transaction values the asset at approximately EUR 1.9 million.The net cash consideration after deducting a liability to third party amounted to EUR 1.3 million.

●	On May 29, 2013 PC completed the sale of its 50% interest in an Investee which mainly holds interests in an office complex project located in Pune, India. The total transaction value was EUR 33.4 million and, PC has received gross cash proceeds of approximately EUR 16.7 million in line with its holding.

●	In June 2012, a fire event occurred at the Koregaon Plaza shopping center in Pune, India, which resulted in a temporary close-down of the shopping center. PC's subsidiary maintains comprehensive general liability and property insurance, including business interruption insurance. During 2013 PC received an amount of NIS 32 million from the insurance company.

The following table sets forth the components of our cash flows statements for the periods indicated:

	Year ended December 31,
	2015	2015	2014	2013
	Convenience translation in $ thousands	NIS Thousands	NIS Thousands	NIS Thousands
Net cash provided by (used in) operating activities	49,038	191,353	281,135	(16,873)
Net cash provided by investing activities	60,428	235,796	39,150	354,517
Net cash used in financing activities	(148,528)	(579,557)	(294,518)	(544,674)
Increase (decrease) in cash and cash equivalents	(39,062)	(152,408)	25,767	(207,030)

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

Net cash provided by operating activities was NIS 191 million (approximately $49 million) in 2015 compared to net cash used in operating activities of NIS 281 million in 2014 and net cash used in operating activities of NIS 17 million in 2013.

Our cash flow from operating activities in 2015, 2014 and 2013 was influenced by the following significant factors:

(i)	Cash flow from operating activities in 2015 included positive cash flow attributable to proceeds from sale of trading properties in an amount of NIS 182 million ($47 million) mostly from the sale of Koregaon park shopping center in India.

(ii)	Cash flow from operating activities in 2014 included positive cash flow attributable to sale of trading properties in an amount of NIS 214 million mostly from the sale of Kragujevac Plaza in Serbia

(iii)	Cash flow from operating activities in 2013 included negative cash flow resulting from the cost of purchase of trading properties in an amount of NIS 11 million, mostly with respect to the development of the Koregaon park shopping center in India.

(iv)	Cash flows from operating activities in 2015, 2014 and 2013 also included the proceeds from operations of our commercial centers, hotels and retail (which is included as cash flow from discontinued operation) less operating expenses of those segments (including sales and marketing and general and administrative expenses attributable directly to those segments) as well as general and administrative expenses of our headquarters.

Cash used in or from investing activities

Cash flow provided by investing activities in 2015, 2014 and 2013 amounted to NIS 236 million ($60 million), NIS 39 million and NIS 355 million, respectively.

Our cash flow provided by investing activities in 2015 was influenced by the following factors:

(i)	Proceeds from realization of investments in subsidiaries (our hotel in Belgium) in an amount of NIS 192 million ($49 million).

(ii)	Proceeds from sale of property, plant and equipment, mainly sell of Cina and and Plaza Offices in Rompania e amounted to NIS 13 million ($3 million).

(iii)	Purchase of property, plant and equipment and other assets in the amount of NIS 24 million ($6 million) mainly attributable to the renovation which was executed in the Radssion complex during 2015 .

(iv)	Proceed from realization of long-term deposits and long term loans in the amount of NIS 10 million ($3 million).

(v)	Disposition of short-term deposits and marketable securities, net, in the amount of NIS 5 million ($1 million).

Our cash flow provided by investing activities in 2014 was influenced by the following factors:

(i)	Proceeds from sale of property, plant and equipment, mainly PC’s aircraft amounted to NIS 7 million.

(ii)	Purchase of property, plant and equipment and other assets in the amount of NIS 5 million mainly investment and improvement of our hotels.

(iii)	Disposition of short-term deposits and marketable securities, net, in the amount of NIS 47 million.

Our cash flow provided by investing activities in 2013 was influenced by the following factors:

(i)	Proceeds from sale of investment property in the Czech Republic in an amount of NIS 37.6 million.

(ii)	Proceeds from realization of joint ventures entities (Kharadi in India, Dream Island and Uj Udvar in Hungary) in an amount of NIS 96 million.

(iii)	Proceeds from realization of long term deposits and loans in an amount of NIS 45 million, mainly attributable to PC's operations.

(iv)	Proceeds from sale of available for sale marketable securities net of purchase of available for sale marketable securities amounted to NIS 51 million.

(v)	Purchase of property, plant and equipment, investment property and other assets in the amount of NIS 15 million mainly attributable to our hotel segment.

(vi)	Disposition of short-term deposits and marketable securities, net, in the amount of NIS 140 million

Cash flow from financing activities

Cash flow used in financing activities in 2015, 2014 and 2013 amounted to NIS 580 million ($149 million), NIS 295 million and NIS 545 million, respectively.

Our cash flow used in financing activities in 2015 was influenced by the following factors:

(i)	Purchase of non-controlling interests in an amount of NIS 62 million ($16 million) which is attributed to shares acquired by BUTU during delisting process.

(ii)	Interest paid in cash by us in the amount of NIS 123 million ($33 million) on our borrowings (mainly notes issued by us and by PC and loans provided to our hotels and commercial centers).

(iii)	Repayment of borrowings, net, of proceeds from loans in the amount of NIS 377 million ($97 million), mainly attributable repayment of PC notes and repayments of loans provided to our operating commercial centers and our hotels.

(iv)	Repayment of short-term credit in the amount of NIS 7 million ($2 million).

Our cash flow used in financing activities in 2014 was influenced by the following factors:

(i)	Proceeds from transaction with non-controlling interests, net in an amount of NIS 55 million ($14 million) which is attributed to a rights issuance by PC as part of Amended PC Plan.

(ii)	Interest paid in cash by us in the amount of NIS 154 million ($39 million) on our borrowings (mainly notes issued by us and by PC and loans provided to our hotels and commercial centers).

(iii)	Repayment of borrowings, net, of proceeds from loans in the amount of NIS 205 million ($53 million), mainly attributable repayment of PC notes and repayments of loans provided to our operating commercial centers and our hotels.

(iv)	Proceeds from short-term credit in the amount of NIS 7 million ($2 million).

Our cash flow used in financing activities in 2013 was influenced by the following factors:

(i)	Proceeds from re-issuance of our notes in an amount of NIS 76 million.

(ii)	Interest paid in cash by us in the amount of NIS 98 million on our borrowings (mainly notes issued by PC and loans provided to our hotels and commercial centers).

(iii)	Repayment of borrowings, net, of proceeds from loans in the amount of NIS 420 million, mainly attributable repayment of PC notes and repayments of loans provided to our operating commercial centers and our hotels.

(iv)	Purchase of a derivative in the amount of NIS 8 million.

(v)	Repayment of short-term credit in the amount of NIS 86 million.

Major balance sheet changes

The following table discloses the balance sheet balances in NIS million and major balance sheet items as a percentage of total assets as of December 31, 2015, 2014 and 2013:

	2015		2014		2013
	NIS million	%	NIS million	%	NIS million	%
Current assets	218	8%	489	13%	694	15%
Current liabilities	806	30%	359	10%	4,794	105%
Non-current assets	2,486	92%	3,173	87%	3,870	85%
Non-current liabilities	1,593	59%	2,589	71%	179	4%
Shareholders’ equity (Deficiency):
Attributable to our equity holders	19	1%	232	6%	(1,033)	(23%)
Non-controlling interest	285	10%	481	13%	624	14%

2015 compared to 2014

The decrease in current assets in the amount of NIS 271 million ($69 million) in 2015 was mainly attributable to a decrease in each of: (i) cash and cash equivalents in an amount of NIS 165 million ($42 million) mainly due to buyback of notes and loans, payment of interest on notes and loans, investments made by us during the year (mainly the renovation of part of Radisson Blu Complex and the purchase of the minority) and general and administrative expenses; and (ii) assets related to discontinued operation in the amount of NIS 63 million ($16 million), due to the sale of our Mango operation

The increase in current liabilities in the amount of NIS 447 million ($115 million) in 2015 was mainly attributable to: (i) classification of our hotel’s loans in an amount of NIS 245 million ($65 million) from non-current liabilities to current liabilities as the loan is due in June 2016 (as for refinancing of this loan see note 22 (4) to our financial reporting); (ii) PC's notes in the total amount of NIS 338 million ($87 million) were classified from non-current liabilities to current liabilities as PC is planning to generate sufficient cash flow which will enable it to repay this amount by December 1, 2016 (refer to note 8 B (1) to our financial reporting), offset by (A) a decrease in current maturities of PC project company loans in the amount of NIS 54 million ($14 million); (B) decrease in payable and other payable in the amount of NIS 35 million ($9 million) mainly due to advances received in 2014; (C) decrease in liabilities related discontinued operation in the amount of NIS 30 million ($8 million) due to the sale of Mango operation.

The decrease in non-current assets in the total amount of NIS 651 million ($167 million) in 2015 was mainly attributable to (i) write-down of PC trading properties in an amount of NIS 87 million ($22 million); (ii) sale of Koreagon Park shopping centre and other plots of PC in the total amount of NIS 200 million ($51 million); (iii) foreign currency in translation adjustments in the amount of NIS 247 million ($63 million); (iv) sale of our hotel in Belgium in the amount of NIS 211 million ($54 million) offset by the revaluation of hotels during the year in the total amount of NIS 102 million ($ 26 million).

The decrease in non-current liabilities of NIS 996 million ($255 million) in 2015 was mainly attributable to (i) classification of PC notes in an amount of NIS 338 million ($87 million) from non-current liabilities to current liabilities (refer to note 8 B (1) and 12 E to our financial statements); (ii) classification of our hotel’s loans from current liabilities to non-current liability in an amount of NIS 245 million ($65 million) as the loan is due in June 2016 (as for refinancing agreement see note 22 (4) to our financial statements); and (iv) repayment of PCs notes and loans and the hotels loans in an amount of NIS 377 million ($97 million) mainly due to the sale of Koreagon Park shopping centre our hotel in Belgium and buyback of Liberec loan (see note 12 C (2) to our financial statements).

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

Due to the nature of their activity, our subsidiaries operating in the hotel, medical and fashion merchandise segments, are not materially exposed to credit risks stemming from dependence on a given customer. Our subsidiaries examine the credit amounts extended to their customers on an ongoing basis and, accordingly, record a provision for doubtful debts based on factors they believe to have an effect on specific customers. As of December 31, 2015 and 2014 our trade receivables do not include any significant amounts due from buyers of trading property.

Derivative Instruments

For information on financial instruments used, profile of debt, currencies and interest rate structure, see “Item 11. Quantitative and Qualitative Disclosure about Market Risks” below.

Other Loans

We have entered into or assumed liability for various financing agreements, either directly or indirectly through our subsidiaries, to provide capital for the purchase, construction, and renovation and operation of commercial and entertainment centers and hotels as well as for various investments in our other operations. Set forth below is certain material information with respect to material loans extended to us, our subsidiaries and our jointly controlled companies as of December 31, 2015.

The loans granted to our jointly controlled companies are presented in the following table at their 100% amount, unless otherwise specified.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2015	Interest	Payment Terms
EI	Series H Notes issued to the public as part of the debt Arrangement	NIS 448 million (approximately $115 million)	NIS 390 million (approximately $100 million)(*)	6% per annum, linked to the Israeli CPI.	● One installment on May 31, 2018. ● Interest payable by semi-annual installments commencing December 1, 2013.
Principal Security and Covenants

●     First ranking floating charge granted by the Company, over all the Company's assets

●     First ranking fixed pledges granted by each of the Company and our wholly owned subsidiary Elscint Holding and Investment NV ("EH"), which is holding, indirectly, our Raddison Complex), over the current and future shares of EH and all rights associated therewith.

●     First ranking fixed pledges granted by each of the Company and EH over all intercompany receivables and shareholders loans provided or that will be provided by us to EH.

●     First ranking fixed pledges granted by each of the Company and our wholly owned subsidiary EUL, which is holding our shares at PC, over the current and future shares of EUL and all rights associated therewith.

●     First ranking fixed pledges granted by each of the Company and EUL over all intercompany receivables and shareholders loans that may be provided by us to EUL.

●     Negative Pledge by each of the Company, EH and EUL, while with respect to EH the Negative Pledge shall apply to all its current and future assets and with respect to EUL the Negative Pledge applies to EUL's share in PC that have not already been pledged to Bank Hapoalim B.M. ("Bank Hapoalim"), including all rights associated therewith.

●     Corporate guaranty by each of EH and EUL, by which each of them guarantees the Company's obligations to the Series H and Series I Trustees.

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

(*) We approved on October 12, 2015 a Notes Buy-Back Plan for our series H and I Notes in the total amount of NIS 50 million. In December 2015 we reached the Buy-Back Plan goal by purchasing approximately NIS 55 par value of series H notes for a total consideration of approximately NIS 50 million.

(**) On February 1, 2016 we approved a new program to repurchase up to NIS forty (40) million (approximately $10.1 million) of our Series H Notes, which are traded on the TASE. Until the date of this report, we have bought back 13.7 million par value Series H Notes for a total amount of NIS 12.2 million (approximately $3 million).

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2015	Interest	Payment Terms
EI	Series I public notes issued to the Public as part of the debt Arrangement	NIS 218 million (approx. $56 million)	NIS 145 million (approx. $63million)	6% per annum, linked to the Israeli CPI.	Principal and accrued interest is paid in one installment on December 1, 2019.
Principal Security and Covenants

Second ranking floating charge over all the Company's assets

●     Second ranking fixed pledges granted by each of the Company and EH over the current and future shares of EH and all rights associated therewith.

●     Second ranking fixed pledges granted by each of the Company and EH over all intercompany receivables and shareholders loans provided or that will be provided by us to EH.

●     Second ranking fixed pledges granted by each of the Company and EUL over the current and future shares of EUL and all rights associated therewith.

●     Second ranking fixed pledges granted by each of the Company and EUL over all intercompany receivables and shareholders loans that may be provided by us to EUL.

●     Negative Pledge by each of the Company, EH and EUL, while with respect to EH the Negative Pledge shall apply to all its current and future assets and with respect to EUL the Negative Pledge applies to EUL's share in PC that have not already been pledged to Bank Hapoalim B.M. ("Bank Hapoalim"), including all rights associated therewith.

●     Corporate guaranty by each of EH and EUL, by which each of them guarantees the Company's obligations to the Series H and Series I Trustees.

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

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2015	Interest	Payment Terms
EI	Bank Hapoalim B.M.	€ 44 million(*)(approximately $48 million)	€ 37 million (approximately $40 million)	The total interest rate on the loan is Euro Libor+ 4.5 payable as follow: interest of LIBOR + 3.2% is to be paid on a quarterly basis and and additional 1.3% which shall accrue and be paid in a single installment on the maturity date of the loan principal	One installment on February 20, 2017 subject to certain early mandatory prepayment as described below.
Principal Security and Covenants

●     a first ranking pledge over 86 million shares of Plaza Centers which represent approximately 13% of Plaza's share capital.

●     a pledge that has been granted by BEA Hotels over 99% of the issued and outstanding share capital of our wholly owned indirect subsidiary, Bea Hotels Eastern Europe B.V. ("BHEE", indirectly holds the Radisson Blu Bucharest hotel in Bucharest, Romania), and a pledge over any proceeds that my become due to it under shareholders loans provided by it to BHEE.

In addition, BEA Hotels and BHEE had executed certain direct undertakings in favor of Bank Hapoalim, inter alia, not to engage in any other business or to incur any further indebtedness not in the ordinary course of their business or as allowed under such undertakings, not to change the holdings structure, to assume certain reporting obligations etc., all as set forth in such undertakings.

The loan agreement contains a covenant that the ratio between the outstanding amount of the loan to the value of the pledges assets ("LTV") will not exceed 85% (or 75% following the sale of the Belgium and Romanian hotels).

On March 22, 2016, we announced that we signed an addendum to the loan agreement with Bank Hapoalim B.M., that will cancel and replace the previous loan agreement. Under the Addendum, subject to the prepayment of €15.0 million (approximately $16 million) to the Bank by March 31, 2016. For more information see "Item 4 – Information on the Company – History and Development of the Company – Recent Events - Addendum to Loan Agreement with Bank Hapoalim"

Additional information in respect of Mandatory provision

●     In the case of the sale of all of the rights or the sale of the control of BHEE or Bucaresti Turism SA ("BUTU") or BUTU's rights in the Radisson Blu hotel in Bucharest, the Company will undertake to prepay the Bank an amount of € 27 million; in the case of the sale of part of those rights, after which the Company retains control over the asset – a proportionate share of such amount. The balance of the net cash flow from the sale (if any) will be used by the Company for their on-going operations.

●     In the case of a sale of Plaza Centers' shares which are held by the Company – the Company will undertake that the full net cash flow attributed to the shares held by the Company and pledged to the Bank will be used to prepay the loan to the Bank.

●     If and in the event that the Company shall prepay its debt to the Noteholders, in whole or any part thereof, from the Company's internal sources (i.e., other than from a raising of capital and/or alternative debt), then the Company shall prepay the Bank an amount equal to the amount paid to the Noteholders on such date multiplied by the ratio between the Company's debt to the Bank and the Company's total debt to the Bank and to the Noteholders as of such date.

●     In the case of a distribution as defined in the Israeli Companies Law, including payment of a dividend in any manner to the Company's shareholders, the Company shall prepay the Bank an amount equal to the amount paid to the shareholders on such date multiplied by the ratio between the Company's debt to the Bank and the total debt of the Company to the Bank and to the Noteholders as of such date.

(*)  The loan was converted from USD into Euro in 2015.

Borrower	Lender	Adjusted Original Amount following debt restructuring	Amount Outstanding on Dec. 31, 2015	Interest	Payment Terms
PC	Series A Notes issued to the public	NIS 302 million (approximately $77.65 million) Interest payments accrued and not paid until the end of 2013 were added to the principal and are paid together with it.	NIS 235.1 million* (approximately $64.7 million) **Adjusted par value of Notes NIS 280.7 million	● 6% per annum, linked to the Israeli CPI.

●  The Principal Balance of the Notes shall be called for repayment in five (5) equal payments to be paid as follows: on December 31, 2017, on July 1, and December 31, 2018 and on July 1, 2019 and 2020

●  Notwithstanding the above, in the event that PC did not repay the Notes by December 1, 2016 the Principal amount of the Notes for the three Series of Notes in a total amount of at least NIS 434,000,000 excluding linkage differentials, and including repayment of the Principal of the Notes (Series A) in a total of at least NIS 92,032,137 (excluding linkage differentials) then the repayment dates of the Unpaid Principal Balance of the Notes (Series A) shall be automatically advanced by one year in relation to the repayment dates.

●  The interest shall be paid in semi-annual payments on July 1st and December 31st of each of the years between 2015 and 2019 and on July 1, 2020, each payment for the interest accrued in the six months ending on the date preceding each payment date as stated and subject to prepayment and deferral of payments.

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

In the event that the Coverage Ratio is lower than the Minimum Coverage Ratio, then commencing on the first Examination Date in which a breach of the Coverage Ratio covenant has been established and for as long as the breach is continuing, the Company shall not perform any of the following: (a) a sale, directly or indirectly, of a Real Estate Asset owned by the Company or a Subsidiary, with the exception that it shall be permitted to transfer Real Estate Assets in performance of an obligation to do so that was entered into prior to the said Examination Date, (b) investments in new Real Estate Assets; or (c) an investments that regards an existing project of the Company or of a Subsidiary, unless it does not exceed a level of 20% of the construction cost of such project (as approved by the lending bank of these projects) and the LTC Ratio of the project remains equal to or greater than the Minimum LTC Ratio.

Other Information

The Notes have been registered for trade on the TASE.

Prepayments – PC is allowed at any time to prepay any debt balance at the adjusted par value of the note, but it will have to execute prepayment upon disposal, raising new financial debt or refinancing of assets (see Item 5 - "Operating and Financial Review and Prospects").

The Notes are not registered under the Securities Act.

Borrower	Lender	Adjusted Original Amount Following debt restructuring	Amount Outstanding on Dec. 31, 2015	Interest	Payment Terms
PC	Series B Notes issued to the public	NIS 610.1 million (approximately $156.9 million) Interest payments accrued and not paid until the end of 2013 were added to the principal and will be paid together with it.	NIS 468.7 million* (approximately $117.1 million) **Adjusted par value of Notes NIS 542.8 million	6.9% per annum, linked to the Israeli CPI

The Unpaid Principal Balance of the Notes shall be called for repayment in two (2) equal payments to be paid on July 1, 2018 and July 1, 2019 (with the first payment being performed on July 1, 2018 and the final payment being performed on July 1, 2019).

Notwithstanding the above, in the event where the Company did not pay, by December 1, 2016 the Principal of the Notes for the Three Series’ in a total amount of at least NIS 434,000,000 excluding linkage differentials and including repayment of principal of Notes (Series B) in a total amount of at least NIS 305,000,000 (excluding linkage differentials), then the repayment dates of the Unpaid Principal Balance of the Notes (Series B) shall be automatically advanced by one year in relation with the repayment dates.

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

The Notes are not registered under the Securities Act.

Borrower	Lender	Adjusted Original Amount Following debt restructuring	Amount Outstanding on Dec. 31, 2015	Interest	Payment Terms
PC	Private note issuance to Polish institutional investors	PLN 62.76 million Interest payments accrued and not paid until the end of 2013 were added to the principal and are paid together with it.	PLN 55.9 million	6 Month WIBOR + 6%

“Redemption Date” shall mean the day falling seven and a half years after the Issue Date (16 May 2018), subject to moving such day forward in the event that prior to December 1, 2016 PC does not manage to repay (through redemption or otherwise) the Plan Debt Securities in the principal amount of NIS 434,000,000 (or equivalent of such amount in other currencies as of the repayment date), the Redemption Date of all the outstanding notes shall be moved forward to May 16, 2017. Interest is payable in semi-annual installments.

Principal Security and Covenants

●     Certain circumstances shall be deemed events of default by giving the note holders the right to demand early redemption, which include, inter alia, the following covenants (in addition to the abovementioned covenant under debt restructuring):

●     Breach of the Cash Position as a result of the payment of dividends or the buy-back program falling below €50 million. “Cash Position” means the sum of cash and cash equivalent of: cash, short and long interest bearing deposits with banks or other financial institutions, available for the sale of marketable securities, and restricted cash, calculated based on the consolidated financial statements.

●     Breach of financial ratios – the Net Capitalization Ratio exceeds 70%; "Net Capitalization Ratio" is the Net Debt divided by the Equity plus the Net Debt, as calculated by PC's auditor; “Net Debt” mean PC's total debt under: loans and borrowings, lease agreements, notes, other debt securities and other interest bearing or discounted financial instruments in issue, less related hedge derivatives, cash and cash equivalents, short and long-term interest bearing deposits with banks or other financial institutions, available for sale marketable securities and restricted cash, calculated based on the consolidated financial statements.

●     Breach of Minimum Coverage Ratio – a breach of the Minimum Coverage Ratio has occurred and continued throughout a period comprising two (2) consecutives Examination Dates following the first Examination Date on which such breach has been established;

●     Incurrence of Financial Indebtedness by PC - PC incurred new Financial Indebtedness, unless certain conditions are met;

●     Breach of PC’s negative pledge;

●     Establishment of encumbrances by Subsidiaries – a Subsidiary created any Encumbrance on any of its assets, unless the relevant Encumbrance meets one of the conditions detailed under restructuring plan;

●     Occurrence of Non-Permitted Disposal - the Issuer:

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

●     Occurrence of Non-Permitted Investment - PC made an investment in new or existing Real Estate Assets of the Group where following such investment the Cash Reserve was less than the Minimum Cash Reserve or the Coverage Ratio was less than the Minimum Coverage Ratio;

●     Exclusion from trading or listing of PC’s shares;

●     Failure to repay material debt – PC fails to repay any matured and undisputable debt in the amount of at least €100 million within 30 days of its maturity;

●     Distributions to the shareholders by PC – PC made a Distribution, despite the fact that (i) less than 75% of the outstanding balance of the nominal value of the Plan Debt Securities as per the Plan Amendment Date has been repaid or the Coverage Ratio on the last Examination Date prior to such Distribution was less than 150% following such Distribution, or (ii) no Majority consented to the proposed Distribution. Notwithstanding the aforesaid, in the event an Additional Capital Injection occurs, then after one year following the date of the Additional Capital Injection, no restrictions other than those under the applicable law shall apply to dividend distributions in an aggregate amount up to 50% of such Additional Capital Injection.

Borrower	Lender	Facility Amount	Amount Outstanding on Dec. 31, 2015	Interest	Payment Terms
SIA DIKSNA ("Riga Plaza“)	AS SEB Banka, Swedbank AS	€29.7 million *	€28.3million *	3 months Euribor + 2.9%	Expires on 2017 October 31. Quarterly annuity payments calculated according to 20 years amortization, with balloon payment.
Principal Security and Covenants

Registered first ranking mortgage on Riga Plaza commercial center;

Assignment of all rights under relevant valid insurance policies;

Charges over each quota owned by PC in the borrower or share pledge agreement;

First ranking pledges on the borrowers’ accounts;

Prompt collection right to debit any of the bank accounts of the borrower;

Maintain a Debt Service Cover Ratio of 1.2;

Loan to Value ratio of 70%;

Other Information	* Represents 50% of the loan, which is PC's shareholding in Riga Plaza. * SIA Diksna is an equity accounted investee of PC.

Borrower	Lender	Original Amount *	Amount Outstanding on Dec. 31, 2015	Interest	Payment Terms
A: Valley View B: Primavera Tower	A: OTP Bank Nyrt. B: MKB Bank Zrt	A: €8.2 million B: €1.5 million	A: €8.2 million B: €1.5 million	A:Euribor + 6% p.a. B: Euribor + 4.5% p.a.	A: Expired. Only interest payments. Negotiations ongoing. B: Expired March 31, 2012. Only interest payments. Approval to sell project for EUR 240k and the rest will be written down by the bank.
Principal Security and Covenants	First ranking mortgage on the properties.
Other Information

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2015	Interest	Payment Terms
Suwalki Plaza	ING Bank Slaski S.A	€33.5 million	€27.7 million	3 months Euribor + 1.65% per annum	Expires December 29, 2020. Quarterly payments with fixed principal amounts and balloon payment at the end.
Principal Security and Covenants

First ranking mortgage on the property.

Pledge on shares of borrower and pledge on bank accounts.

Assignment of rights from insurance, guaranties and agreements.

Maintain a debt service cover ratio of 1.2.

Loan to value ratio of 0.7.

Other Information

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2015	Interest	Payment Terms
Zgorzelec Plaza	Bank Zachodni WBK S.A.	€22.3 million	€21.2 million	3 months Euribor + 2.75% per annum for	Expired June 30, 2014. Negotiations about prolongation ongoing. With default interest outstanding amount is € 22.7 million.
Principal Security and Covenants

A first ranking mortgage on the property.

Pledge on shares of borrower and pledge on bank accounts.

Assignment of rights from insurances, guaranties and agreements.

Maintain a debt service cover ratio of 1.15.

Loan to value ratio of 0.75.

Other Information

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2015	Interest	Payment Terms
Torun Plaza	Bank PEKAO S.A	€50.1 million	€45.7 million	3 months Euribor + 3% per annum	Expires December 31, 2017. Quarterly payments with fixed principal amounts and balloon payment at the end.
Principal Security and Covenants

First ranking mortgage on the property.

Pledge on shares of borrower and pledge on bank accounts.

Assignment of rights from insurances, guaranties and agreements.

Maintain a debt service cover ratio of 1.25.

Loan to value ratio of 0.7.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2015	Interest	Payment Terms
Bucuresti Turism SA	Raiffeisen Bank International (“RBI”)	€71.5 million	€59.8 million	Euribor + 4.6%	The principal is repayable in 20 quarterly installments of €0.65 million each, commencing September 2011, with a balloon payment of €58.5 million to be repaid on June 30, 2016.
Principal Security and Covenants

First rank mortgage on the Complex which include the Radisson Blu Bucharest Hotel and the Park Inn Hotel

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

On March 10, 2016 we announced that BUTU, as borrower, Raiffeisen Bank International A.G and Raiffeisen Bank S.A., leading international European banks, as lenders and us as guarantor have amended and restated the existing facility agreement for a total aggregate amount of €97 million (approximately $106 million) which will be draw down in two trenches. On March 24, 2016 we announced the closing of the first tranche of the facility agreement in the total amount of €85 million (approximately $93 million).

Financial Instruments

For information on financial instruments used, profile of debt, currencies and interest rate structure, see “Item 11. Quantitative and Qualitative Disclosure about Market Risks” below.

Material Commitments for Capital Expenditure

See “Tabular Disclosure of Contractual Obligations” below.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Israeli government encourages industrial companies by funding their research and development activities through grants by the Office of the Chief Scientist (the "OCS").

Each of InSightec’s and Gamida's research and development efforts has been financed, in part, through OCS grants. InSightec and Gamida (only for Gamida’s NiCord development) have received or were entitled to receive grants totaling $28 million and $17.1 million, respectively, from the OCS since their respective inception and each of them is required to repay such grants through payment of royalties to the OCS from its respective revenues until the entire amount is repaid.

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

The total OCS grants received by InSightec during 2015, 2014 and 2013 were $2.6 million, $1.8 million and $1.3 million, respectively, and the total OCS grants received by Gamida during 2015, 2014 and 2013 were $3.2 million, $2.5 million and $1.2 million, respectively.

D.	TREND INFORMATION

Commercial Centers

Our commercial centers business is affected by trends in each of the geographic areas in which we operate.

The CEE region experienced some growth in the course of 2015, and this pace of growth is expected to accelerate further in the coming years. However, prospects remain slightly uncertain as a result of the ongoing Ukrainian crisis which has hit investor sentiment and consumer confidence, and could have a ripple effect far beyond the region.

As in previous years, economic growth in the CEE is broad ranging. The GDP growth in 2015 is expected to be in Poland (3.3%), Hungary (2.4%), Romania (2.7%), Czech Republic (2.5%), Latvia (2.9%), and in Serbia (0.75%).

Until 2014/15, the geopolitical environment in Europe had not weakened investment activity within the CEE region, with the exception of Russia, compared to 2013. The continued development and growth of CEE investment relies heavily on favorable occupancy trends across the different sectors in all countries. Recent forecasts show that this positive trend should also continue in 2015, with no signs of a slow-down. Investor demand proved to be strong during 2015 and investment volume reached close to EUR 9 billion, which is approximately 23% higher than 2014.

During 2015, Poland led the region in terms of real estate investment volumes with €4.1 billion, a market share of 46%. The Czech Republic came next (30%, a total of €2.65 billion) followed by Hungary (9%, a total of €790 million), Romania (7.5 percent, a total of €650 million), Slovakia (4.5 percent, a total of €412 million), and the SEE (other CEE) markets (3 percent, a total of €300 million).

As confidence returned to the retail sector, it triggered a rise in new developments across the region. Overall there is a positive outlook for prime retail rents across the region, both for high street and traditional shopping centers, due to the continued increase in turnover. Despite the geopolitical tension in the region, retail investment sentiment has also been improving.

Poland - 2015 was a stable and moderate period for the Polish economy. According to expert forecasts, GDP growth in 2015 varied around 3-3.6% throughout the year and settled at an average of 3.5%. Contrary to expert forecasts, in 2015 there was an easing of monetary policy, as the Monetary Policy Council, which lowered the reference rate from 2% to 1.5%. According to the Central Statistical Office, inflation is slowly increasing. At the end of December 2015, the inflation rate reached approximately 0.5% year over year while the average rate stood at approximately 0.9%. Labor markets improved showing that unemployment at the end of December 2015 decreased to 9.8%, which is the lowest since 2008. 2015 was also the time of large fluctuations in the Polish currency. In the first months of the year, the zloty gained against the euro, reaching PLN 4.0 in April, and finishing the year at PLN 4.5.

The total volume of investment was almost €41. Billion across 70 transactions (€3.18 billion in 2014). Retail yields are around 5% for Warsaw and major regional cities for modern 3rd generation dominant assets and up approximately 8 to 8.5% for smaller secondary cities. At the end of 2015, total inventory of modern retail space in Poland reached approximately 10.9 million square metets. Among retail formats, traditional shopping centers still dominate. Nevertheless, a new factory outlet centre in Białystok was delivered to the market and two other existing schemes in Warsaw and Szczecin were extended.

The retail space density ratio increased in Poland and approximately 623,000 square meters of new retail space was delivered to the market, which is close to the record breaking 2013 numbers. Extensions of existing schemes constituted 25% of new supply. The largest changes were observed in Aleja Bielany in Wrocław and the Ogrody shopping centre in Elbląg. Over a dozen shopping centres were modernised and extended, including Morena in Gdańsk.

Most newly opened retail space (38.5%) was delivered in the eight largest agglomerations, which are considered to have great potential for development. Interest in the potential of smaller towns (below 100,000 inhabitants) is still high and last year ten new shopping centres were built in such towns. Most projects which were opened in 2015 are medium-sized shopping centres smaller than 20,000 m2 GLA.

In 2015, approximately 25 new international brands, such as à Tab, Superdry, Kiabi, Sportisimo, Gate, Origins and Decimas, the gastronomy chains Dairy Queen, Dunkin Donuts and Fuddruckers, as well as Fitness 24 Seven debuted in Poland. On the other hand, GAP, Bata and Centro decided to withdraw from the market. Polish retail chains including LPP, CCC, 4F, Sizeer, Kazar and Smyk increased their level of expansion abroad – not only in the CEE region but also in the Middle East and Western Europe. An increasing number of retail chains have supplemented their traditional distribution chains with e-commerce. The opening of online stores by H&M and Rossmann was considered a significant event last year.

In 2015, vacancy rates in major Polish cities was below 4%. The highest level of prime rents for retail space located in the best shopping centres was observed in Warsaw (EUR 105-110/square meter/month). In the remaining markets, prime rents were in the range EUR 37-47/square meters/month.

It is estimated that in 2016 a decrease in annual supply may be experienced with approximately, 400,000 square meters of GLA expected to be delivered to the market.

At the end of 2015, approximately 600,000 square meters of retail space remained under construction in Poland, 12% of which is made up of extensions of existing schemes. Vacancy rates will probably remain stable and will not exceed 5% across the eight major Polish retail markets. The stable position of structural vacancy will be observed in secondary projects. Rental rates will remain stable. A slight downward trend may be experienced in cities with a high density ratio and in particular old schemes.

Romania – The Romanian economy maintained one of the highest growth rates in Europe in 2015, for the fourth consecutive year (+3.7%) year over year according to the flash GDP release. Growth was driven mainly by the ample private consumption, similar to the trends emerging in Europe where the low oil price boosted disposable income. In Romania, besides the lower oil price there were several factors which contributed to higher private consumption, namely: repeated hikes to the minimum wage, wage increases for several categories of public sector employees, higher social benefits, a VAT cut for food products from 24% to 9%, revitalized consumer confidence and surging new RON-denominated lending (totaling RON 25.1billion in 2015; 44% year over year). We expect growth to continue to be driven by consumption this year. Despite a strong boost in consumption, the wave of optimism has yet to reach companies, which postpone expansion plans and are not increasing their exposure to bank loans, in spite of borrowing costs being at all-time lows. According to an NBR survey published at year-end, the most pressing issues for companies are the level of taxation, the competition and finding customers.

The new Fiscal Code enforced since the beginning of 2016 focuses strongly on consumers, while most of the measures which were to benefit companies were postponed or eliminated. The other two issues are exacerbated by a slowdown in global demand triggered by worries concerning the Chinese lower growth and by an underperformance in exports in comparison to the region due to a lack of large new investment projects and the RON’s real appreciation in comparison to central European peers. In 2015, Romania went through an episode of political turmoil which ended when a new technocratic government was sworn in, ran by the Prime Minister Dacian Cioloș. The new government will lead Romania until the parliamentary elections in December 2016. The Romanian economy is growing strongly and is in a better fiscal position than its peers, maintaining a favorable investor sentiment towards the country. However, the new Fiscal Code poses risks to medium-term fiscal sustainability, as highlighted by rating agencies and international lenders.

This year’s cut to the general VAT from 24% to 20% delivered a new downward shock to inflation, after the cut in June 2015 sent it to negative territory. We estimate that annual inflation will remain negative until June 2016 when the effect of the first VAT cut will exit base and will stay below 1.5% throughout 2016. On top, the renewed downward pressure on the oil price led to a downward revision of global inflationary expectations and increased prospects of further easing by central banks in Europe. However, the negative inflation conceals a booming demand, as reflected by the average growth in total retail sales (9% year over year in 2015), supported by salaries which increased by 8.4% in real terms.

The shopping centers inventory in Romania reached 3.3 million square meters GLA at the end of 2015. Romania registered a significant growth in household consumption in 2015 (of 5.7% compared to 2014). This had an uneven impact on retail sales: while the food & beverage segment registered a 16.3% increase, supported by VAT cut for food products from 24% to 9%, the non-food segment posted only a 1.1% increase, but has positive future perspectives. International retailers reported an increase in sales in 2015 compared to 2014 with the well established experiencing growth rates between 10% and 20% in turnover for most of the existing shops. Overall retailers were actively looking to expand in 2015. While most of the already established fashion brands added 1 to 2 additional stores to their networks, H&M remained the most active of them, with a number of 4 stores opened in 2015. Still, we believe that the number of openings was influenced by the limited deliveries, while the appetite of the retailers is higher. The market also recorded demand coming from new international brands such as Louis Purple, Sportisimo, Sport Vision, Michael Kors, PUPA, Marmot, Tally Weijl, Bobbi Brown, Chanel, Nespresso Boutique, Liu Jo. The recent players on the market opened from 1-2 units up to 40 units, as in case of Pepco, which was by far the most active retailer during 2015. Average rents vary between 55-65 €/month/square meter in Bucharest prime locations, 30-40 in cities bigger than 250,000 inhabitants and 15-20 €/month/square meters in smaller cities. The later rent shows big variance depending on the local competition.

The shopping centers inventory is expected to increase by 500,000 square meters by 2020, 95,000 of which are planned to be delivered in Bucharest by the end of 2016, with ParkLake Plaza (70,000 square meters GLA), being the largest future scheme announced. The Romanian economy has all the premises to continue on the ascending trend in 2016. With a 5% estimated increase in household consumption for this year, we expect to see a further strengthening in the retailers’ sales. Most likely, the non-food sector will register an additional boost in sales due to VAT compression.

Serbia –In January 2014, Serbia started membership talks with the European Union (EU) after making significant progress in negotiations with Pristina, Kosovo.

The Systematic Country Diagnostic, a comprehensive assessment carried out by the World Bank, identified six fundamental priorities as having the greatest potential impact on growth and poverty reduction in Serbia and for achieving greater shared prosperity across the society. These six priorities are: (i) restore fiscal sustainability, and maintain macroeconomic and financial stability; (ii) improve governance and institutional capacity to implement and monitor reforms; (iii) make the public sector more efficient by privatizing commercially oriented enterprises, restructuring large public utilities, and rightsizing the public sector; (iv) improve the business climate by creating an environment conductive to private sector-led investment, growth, and job creation; (v) enhance the quality of public infrastructure to better support international, regional and domestic connectivity; (vi) strengthen the labor market institutions to facilitate formal employment and create earnings opportunities for the less well-off.

Growth in Serbia for 2015 is projected at 0.5%, a small but important recovery after a severe impact of floods in 2014 which led to a decline of economy of 1.8% in 2014. More robust growth rates of around 2-3% are forecasted over the medium term. Serbia’s per-capita Gross Domestic Product (GDP) was approximately $6,181 in 2014. Poverty went up after the crisis and during the recessions of 2012 and 2014, mainly due to losses in employment and labor income. Growing unemployment led to a record high unemployment rate of 25.5% in April 2012, which gradually decreased over the recent years to reach 17.9 percent in June 2015.

During 2015, Serbian retail market entered the phase of stronger development with the construction of various retail schemes across the country. In terms of the planned projects, two shopping centres are currently under construction in Belgrade, both being set for completion in 2017.

Latvia – Despite Russian economic sanctions, GDP increased 2.4% in 2015, well above the 1.6% GDP growth in the Eurozone in 2015. Forecasts are for GDP growth of 2.7% in 2016. GDP growth in 2014 was 2.4%, while in 2013 it was 4.2%. Inflation in Latvia still remains low; it stood at 0.4% in 2015, while it was 0.6% in 2014. Forecasts are for inflation growth of 1.7% in 2016. The minimum wage will increase €10 on January 1, 2016 and will be €370. The minimum wage was increased for the third year in the row, and the total growth over the past three years is €85. In its 2016 budget, the government supported the implementation of a differentiated non-taxable minimum. At the end of 2014, the government approved a bankruptcy law that should have entered into force on March 1, 2015. The law stipulated the return of mortgaged property to a bank, thus ending credit obligations.

There were no new shopping centers (counting those over 5,000 square meter of GLA with over 10 tenants) opened in Riga in 2015. At the end of 2015, there was 649,000 square meters of total leasable space in shopping centers in Riga. Ober-Haus expects leading shopping center operators will increase supply in 2017-2018, since several new shopping centers are planned and the expansion of existing ones is anticipated.

The Old Town has lost its consumers from Russia, who were the largest clients for the shops in this district. Serviced guests from Russia decreased 24.8% in Q3 2015 compared to Q3 2014. This worsens the fragile situation and has led to a decrease in retail turnover in the central parts of Riga. But regardless of the situation, the city center still has only 2.5% of vacant space, and tenants frequently change. Riga city center and Old Town traditionally remain entertainment areas within the city and demand for space suitable for bars, clubs and restaurants remains high, although availability is limited. The first KFC, a popular player in the international market, was opened in the Old Town in summer 2015. Max Burgers and other small eateries opened next to Subway and Coffee Inn. The opening of an H&M store and the first H&M Home Department strongly increased availability of children’s merchandise. In 2015 Calzendonia Group opened a Calzedonia clothing store and Intimissimi underwear store, as well as other stores: Lakstos, Ecco, Aleksandra, Aldo, Adidas, KidZone & Toys Planet, Milani, Subway, Drogas, Levi’s, Kuoshi. In 2015 there have been no substantial changes in rents in stores in the center of the city, and rental fees vary from €15.00 to €35.00 per square meter.

The real estate market became more active in 2015. Investors from Scandinavia and the Baltic States showed the most interest in the market and investors from the USA entered the market. The target properties of investors in 2015 were shopping centers and office buildings. In the next three years, McDonalds will invest approximately €5 million in Latvia and continue to expand its network to include self-service kiosks.

India

Despite the global economic slowdown, the Indian economy remained relatively strong and was among the fastest growing economies of the world with an average GDP growth rate of 5 % in 2015. The services sector grew by 7%, and its share in the Indian GDP was 60%. The government has reiterated its commitment to adhering to its fiscal deficit target. This factor has significantly reduced the momentum of inflation, and both near-term and longer-term inflation expectations have eased to single digit for the first time since September 2009. On current policy settings, inflation is likely to be below 6 per cent by January 2017. The recent wave of reforms by the Government of India to incentivize FDI in various sectors is bringing a new energy to the investment climate in India. In the construction development sector the Government has liberalized the FDI Policy by removing the requirements of minimum built up area of 20,000 sq meters and the need for minimum capital requirement for such projects.

Radisson Blu Complex

Supported by positive advances shaped in 2014, the Bucharest, Romania hotel market registered a postitve track record for all indicators in 2015, revealing realistic perspectives for future growth. With sustained national economic performance, the hospitality industry in Bucharest showed elevated volumes of both supply and demand. In addition, positive macroeconomic influences affected both occupancy and average daily rate indicators which are slowly correcting their previous crisis hikes. We expect the hospitality sector to expand mainly due to the interest of large tourist groups in new markets and the general development of tourism in the area.

E.	OFF-BALANCE SHEET ARRANGEMENTS

The following are our off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that we believe are material to investors:

●	In the framework of the transactions for the sale of our holdings in certain subsidiaries or projects, or the realization and sale of certain business activities, we have undertaken to indemnify the respective purchasers for any losses and costs incurred in connection with the sale transactions. The indemnifications usually include: (i) Indemnifications in respect of integrity of title on the assets and/or the shares sold (i.e.: that the assets and/or the shares sold are owned by us and are free from any encumbrances and/or mortgage and the like). Such indemnifications generally survived indefinitely and are capped to the purchase price in each respective transaction. (ii) Indemnifications in respect of other representations and warranties included in the sales agreements (such as: development of the project, responsibility to defects in the development project, tax matters, employees and others). Such indemnifications are limited in time and are generally caped to certain percentages of the purchase price.

To the best of our knowledge as of the approval date of our financial statements for 2015, other than the described below, no claim of any kind was received by us with respect to these indemnifications. The Hungarian tax authorities have challenged the applied tax treatment in two of the entities previously sold in Hungary by PC to Klepierre in the course of the Framework Agreement dated 30 July, 2004 (“Framework Agreement”). In respect of two of the former subsidiaries of PC, the tax authorities decision of reducing the tax base by and imposed a penalty in the sum of HUF 428.5 million (approximately NIS 6 million), was challenged by the previously held entities at the competent courts. Klepierre has submitted an indemnification request claiming that the tax assessed in the described procedures falls into the scope of the Framework Agreement tax indemnification provisions and PC in its response rejected such claims. Subsequently Klepierre has submitted a claim to the International Chamber of Commerce in Brussels for arbitration procedure is still undergoing, the last hearing was held on February 29, 2016, while the decision of the arbitrary court is expected in the third quarter of 2016. PC's management estimates that no significant costs will be borne thereby, in respect of these indemnifications.

●	As part of a lease agreement executed in July 2007 between us and the Israel Land Administration for a long-term lease of land in Tiberius, Israel, we had undertaken to finalize the construction until July 2013. We have provided the Israel Land Administration with two bank guarantees in the aggregate amount of NIS 13 million linked to the increase in the Israeli consumer price index in order to secure our undertakings included in the lease agreement. As a security for the guarantees, we pledged deposits in the same amount. In accordance with the terms of the lease agreement, in the event either of the parties does not comply with the terms of the agreement, the agreement can be terminated by the other party.

●	A former subsidiary of PC incorporated in Prague ("Bestes"), which was sold in June 2006 is a party to an agreement with a third party ("Lessee"), for the lease of commercial areas in a center constructed on property owned by it, for a period of 30 years, with an option to extend the lease period by an additional 30 years, in consideration for €6.9 million (approximately $8.7 million), which has been fully paid. According to the lease agreement, the Lessee has the right to terminate the lease, subject to fulfillment of certain conditions set forth in the agreement. As part of the agreement for the sale of Bestes to Klepierre in June 2006, it was agreed that PC will remain liable to Klepierre in case the Lessee terminates its contract. PC’s management is of the opinion that this commitment will not result in any material amount due to be paid by it.

●	We and our subsidiaries have entered into indemnification agreements with our respective directors and officers. For more information, see Note 14C to our consolidated financial statements for the year ended December 31, 2015 filed on Form 8-K on March 31, 2016.

●	We and PC become aware of certain issues with respect to certain agreements that were executed in the past in connection with the Casa Radio Project in Bucharest, Romania that may contain potential violation of the requirements of the U.S. Foreign Corrupt Practices Act (FCPA), including the books and records provisions of the FCPA. As a result the abovementioned, our audit committee has decided to appoint a special committee to examine these matters, including any internal control and reporting issues. For more information, see Note 14C (13) to our consolidated financial statements for the year ended December 31, 2015 filed on Form 8-K on March 31, 2016.

●	As required under the lease agreement for our new and previous executive offices we provided bank guarantees to secure our compliance with the terms of the agreement in the total amount of approximately NIS 0.6 million.

●	We have guaranteed certain of our Project Companies’ obligations under the loans agreements with third parties up to an aggregate amount of NIS 254 million. In addition, PC is a guarantor to obligations under loan agreements of its project companies with third parties up to an aggregate amount of NIS 5 million.

●	We have provided bank guarantees in the total amount of NIS 0.7 million and corporate guarantees for the benefit of the Israeli Customs Authority in the framework of a dispute between our subsidiary and the Israeli Customs Authority which was engaged in the Retail business regarding customs duties charged with respect to the importation of the Mango and GAP brands to Israel. The Customs Authority had agreed that the collection of the disputed customs charges will be put on hold until the resolution of our motion.

●	PC is retaining a 100% holding in all its projects in Serbia after it was decided to discontinue the negotiations with a Serbian developer. PC has a contingent obligation to pay the developer in any case there is major progress in the projects. The total remaining potential obligation is € 0.8 million ($ 0.9 million).

●	PC has contractual commitments in respect of its project in Serbia (Visnjicka) in a total amount of € 2 million ($ 2 million) in respect of construction activities, to be paid during 2016 and 2017.

●	Within the framework of PC's derivative transactions executed between PC and commercial banks (the "Banks"), PC agreed to provide the Banks with collaterals or cash deposits. Accordingly, and with respect of Torun IRS, the project company also established a bail mortgage up to € 5.4 million ($6 million) encumbering the real estate project.

●	PC has contractual commitments in respect of lease agreement in Poland in a total amount of € 8.7 million ($ 9.5 million).

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our contractual obligations consist mainly of: (i) long-term borrowings (mainly loans from banks and financial institutions and non convertible notes); (ii) commitments towards suppliers, subcontractors and other third parties in respect of land acquisitions and operational lease; and (iii) other long term liabilities reflected in the balance sheet. Our contractual obligations are generally linked to foreign currencies (mainly Euro and U.S. dollar) and/or other indexes (such as the Israeli consumer price index). Below is a summary of our significant contractual obligations as of December 31, 2015 in NIS, based upon the representative exchange rate of the NIS as of the balance sheet date, against the currency in which the obligation is originally denominated or based on the respective index of the Israeli consumer price index as of December 31, 2015. Actual payments of these amounts (as are presented in our financial statements) are significantly dependent upon such exchange rates or indexes prevailing as at the date of execution of such obligation, and therefore may significantly differ from the amounts presented herein below.

	Payments due by Period (in NIS thousands)
Contractual Obligations as of December 31, 2015	Total	Less than 1 Year	2-3 Years	4-5 Years (and thereafter)
Long-Term Debt (1)	2,659,204	831,379	1,268,609	559,216
Operating Leases (2)	38,449,036	1,504,703	2,344,099	34,600,234
Purchase Obligations and Commitments (3)	11,892	8,494	3,398	-
Total	41,120,1325	2,344,576	3,616,106	35,159,450

(1)	Long term debt includes interest that we will pay from January 1, 2015 through the loan maturity dates. Part of our loans bear variable interest rates and the interest presented in this table is based on the LIBOR rates known as of December 31, 2015. Actual payments of such interest (as presented in our financial statements) are significantly dependent upon the LIBOR rate prevailing as of the date of payment of such interest. For additional information in respect of the long term debt, see “Item 5.B. Liquidity and Capital Resources - Other Loans."

(2)	Our operating lease obligations are subject to periodic adjustment of the lease payments as stipulated in the agreements. This table includes the lease obligation based on the most recent available information.

(3)	Includes mainly commitments for construction suppliers and subcontractors. Such obligations were not recorded as liabilities in the balance sheet, since, as of the balance sheet date, the construction services were not yet provided and/or certain conditions precedent have not yet been fulfilled.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors, executive officers and other key employees as of the date of this annual report except as otherwise noted below:

NAME	AGE	POSITION
Ron Hadassi	51	Chairman of the Board of Directors and Director
Alon Bachar (1)	46	Director
Zvi Tropp (1) (2)	76	External Director
Elina Frenkel Ronen (1) (2)	42	External Director
Boaz Lifschitz (2)	47	Director
Nadav Livni (1)	42	Director
Doron Moshe	45	Chief Executive Officer and Chief Financial Officer
Dori Keren	45	Acting Chief Executive Officer of PC

(1)	Member of the audit committee

(2)	Member of the compensation committee

(3)	Mr. Keren appointment has been entered into effect April 1, 2016

RON HADASSI. Mr. Hadassihas served as the Chairman of our Board of Directors since March 2014.  Mr. Hadassi has served as Senior Manager of the Bronfman-Fisher Group since 2002, as well as the Vice Chairman of Super-Sol Ltd., Isralom Properties Ltd., and Shefa Success Logistic (B.P) Ltd. (former name - Palace Industries Ltd.). Mr. Hadassi also served until the summer of 2015 as Executive Chairman and until March 2014 as acting Chief Executive Officer of Nanette Real Estate Group N.V. From 2005 until 2012, Mr. Hadassi served as Chairman of the board of directors of Northern Birch Ltd. (IKEA Israel), where he continues to serve on the board and as Chairman of a subsidiary. Mr. Hadassi serves as a director of the Carmel Winery. Mr. Hadassi has served on the boards of public companies, including Blue Square Israel Ltd., Blue Square Real Estate Ltd., Bet Shemesh Engines Holdings Ltd., Naaman Group N.V. Ltd. and Olimpia Real Estate Holdings (as well as its subsidiaries). Mr. Hadassi is a banking and finance professor at Hebrew University, Jerusalem, the Interdisciplinary Centre, Herzeliya, and the College of Management, Rishon LeZiyon, holds a B.A in Economics and Political Science, an LL.B and a MBA, all from Tel Aviv University, and is a member of the Israeli Bar.

ALON BACHAR. Mr. Bachar, has served as a member of our Board of Directors since March 2014.  Mr. Bachar has served as the Chief Financial Officer of the Bronfman-Fisher Group since 2006, as the Chief Executive Officer of Isralom Properties Ltd. since 2012, and in addition currently serves as a director of Shefa Success Logistic (B.P) Ltd. and Palace Industries (P.I.) Ltd. Mr. Bachar served in the past as a director of various private and public companies, such as Sufersal Ltd. From 2003 until 2006, Mr. Bachar served as the Deputy Chief of the corporate division of Bank of Jerusalem Ltd. From 1999 until 2003, Mr. Bachar served as Credit Officer of the corporate division in the Industrial Development Bank of Israel Ltd. From 1996 until 1999, Mr. Bachar served as an Analyst and Credit Officer in the corporate division of Bank Leumi L’Israel B.M. Mr. Bachar holds a B.A in Economics from Tel Aviv University, as well as an MBA from Ben-Gurion University.

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

BOAZ LIFSCHITZ. Mr. Lifschitzhas served as a member of our Board of Directors since March 2014.  Mr. Lifschitz is a co-founder and General Partner of Peregrine Ventures, a venture capital fund founded in 2001. Mr. Lifschitz previously served as Chief Operating Officer and Chief Financial Officer of VisionCare Opthalmic Technologies. Mr. Lifschitz currently serves as Chairman of Cartiheal Ltd. and is a board member of other privately held companies. He previously served on the board of Neovasc Inc. (NVCN). Mr. Lifschitz holds a B.Sc. from Bar-Ilan University as well as a M.Sc. from Boston University jointly with Ben Gurion University.

NADAV LIVNI.  Mr. Livnihas served as a member of our Board of Directors since March 2014.  Mr. Livni is the founder and Managing Director of The Hillview Group, an independent Merchant Bank based in London. Since 2006, The Hillview Group has expertly managed over $3 billion of strategic capital market transactions and principal investments across Central and Eastern Europe, Russia, Africa and the U.S. During his 20 year career, Nadav has advised governments, controlling shareholders and entrepreneurs on all aspects of capital markets transactions. In previous roles at Deutsche Bank, Goldman Sachs and KPMG, Nadav participated in over $100 billion of transactions in the real estate, financial services, healthcare and consumer sectors, specializing in mergers and acquisitions, structuring innovative funds and all aspects of capital raising in the public and private markets. Nadav is a qualified Chartered Accountant, holds a Bachelor of Commerce from the University of the Witwatersrand, a MSc. in Finance from City University Business School and is a guest speaker at London Business School on the topics of private equity and real estate investment.

DORON MOSHE. On April 2, 2015, Mr. Moshe was appointed as our Acting Chief Executive Officer. On March 31, 2016 Mr. Moshe has been appointed as our Chief Executive Officer. In addition, Mr. Moshe is serving as our CFO from January 1, 2010. From January 2006 until January 2010, Mr. Moshe served as our Chief Controller. From 2001 until 2005, Mr. Moshe served as the Controller of our subsidiaries. Mr. Moshe also serves as Chief Finance Officer of Elbit Medical. From 2000 until 2001, he served as the Controller for a group of public companies in the fields of contracting, real estate, and technology, and from 1999 until 2000, he was a senior accountant at KPMG Israel. Mr. Moshe holds a B.A. in Accounting and Economics from the University of Haifa and is a Certified Public Accountant.

DORI KEREN. On April 1, 2016, Mr. Keren was appointed as PC Acting Chief Executive Officer. Mr. Dori Keren joined PC in 2006 as financial director of Poland and Latvia and was appointed Poland country director in 2013. Prior thereto, he worked in Israel for 10 years in variety of financial jobs in positions which accompany business activity as economist, financial controller and CFO.

B.	COMPENSATION OF DIRECTORS AND OFFICERS

Aggregate 2015 Compensation of Directors and Officers

The aggregate compensation paid to or accrued on behalf of all persons as a group (12 persons – who served in the capacity of director or executive officer in the year ended December 31, 2015 was approximately NIS 9.0 million (approximately $2.3 million). Such aggregate amount includes management fees, director's fees salaries and certain fringe benefits and accrued amounts in respect of pensions and retirement benefits, but does not include stock-based compensation expenses relating to options granted to our directors and officers.

In addition, our officers participate in share or option allocations pursuant to various plans adopted by us, our subsidiaries and our associates. For information regarding the terms of grant and exercise under all plans, see “Item 6.E. Share Ownership.”

The table below reflects the compensation granted (including accrued compensation) during the year ended December 31, 2015 to office holders (including former office holders) in the Company and its controlled companies in connection with their service in the Company or in its controlled subsidiaries . We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table below, “compensation” includes salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2015 plus compensation paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Employees was covered by the respective D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law.

Name and Principal Position (1)	Salary Cost (2)	Consultancy Fees	Bonus (3)	Equity-Based Compensation (4)	Termination cost(5)	Total (NIS Thousands)
	(NIS Thousands )
Maurice R. Ferre InSightec's Chairman of the Board and CEO	-	1,220	-	7,995	-	9,215
Kobi Vortman InSightec's vice chairman of the Board	1,648	-	-	2,071		3,719
Ran Shtrakman Plaza's Former CEO	149	1,177	-	22	2,002	3,351
Ron Hadassi(6) Chairman of the Board of the Company, Plaza and Elbit Medical	505	764	152	845	50	2,316
Robert Segal InSighte's President CCO and director	1,075	-	-	1,100	-	2,175

(1)	Unless otherwise indicated herein, all Covered Executives are employed on a full-time (100%) basis. The positions of the Covered Executives in this table represent their position as of the date of this filling.
(2)	Salary cost includes the Covered Executive's gross salary plus payment of social benefits made by the Company on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers' Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, car, medical insurances and benefits, convalescence or recreation pay and other benefits and perquisites consistent with the Company’s policies.
(3)	Represents annual bonuses granted to the Covered Executives based on formulas set forth in their respective employment agreements.
(4)	Represents the equity-based compensation expenses recorded in the Company's financial statements for the year ended December 31, 2015 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 2Q to our consolidated financial statements included in this annual report on Form 20-F for the year ended December 31, 2015.
(5)	Termination costs include payment made to retired employees during the year ended December 31, 2015 and/or accrued provision recorded in the Company's consolidated financial statements for the retirement of the Covered Executive.
(6)	Mr. Hadassi devoted 90% of his business hours to the affairs of the Company during 2015

Independent Director Compensation

The compensation of our external directors is governed by regulations promulgated under the Companies Law (the "Compensation Regulations"). According to the Compensation Regulations, we pay our external directors, Mr. Zvi Tropp and Ms. Elina Frenkel Ronen, both of whom have been designated as experts by our Board of Directors, the maximum annual fee set forth in the Compensation Regulations for non-experts and the maximum meeting attendance fee set forth in the Compensation Regulations for experts. The amounts payable by a company to external directors under the Compensation Regulations are based on the amount of the company's shareholders' equity as of the end of the previous year. According to our Compensation policy, our board members' compensation is linked to our external director's compensation. Accordingly, in 2015, we paid our directors (both external and others) NIS 62,640 (approximately $16,570) per year and NIS 4,390(approximately $1,160) per meeting (or a smaller amount in case they did not physically attend the meeting). The fees payable to our directors in 2016 under the Compensation Regulations will be NIS 37,115 (approximately $9,820) per year and NIS 3,300 (approximately $875) per meeting, subject to adjustment for CPI changes pursuant to the Compensation Regulations.

Adoption of Compensation Policy

In August 2014, following our shareholders’ approval, we adopted a compensation policy for our officers and directors (the “Compensation Policy”), in accordance with Amendment No. 20 to the Israeli Companies Law, pursuant to which we are required to determine the compensation of our officers and directors in accordance with a compensation policy. In March 2016, following our shareholders’ approval, we adopted an amended compensation policy (the "Amendment"). The Compensation Policy and the Amendment was previous approved by our board of directors, upon recommendation of our Compensation Committee. An English translation of the Compensation Policy and the Amendment were filed with the Securities and Exchange Commission. For further discussion regarding the Compensation Policy and the Amendment, please see Item 10B “Memorandum and Articles of Association” below and our Reports on Form 6-K filed on July 10, 2014, August 14, 2014 and February 24, 2016 (as exhibit to the proxy statement of the 3.31.2016 extraordinary shareholders meeting) which are incorporated herein by reference.

Services of our Chairman, Mr. Ron Hadassi

In August 2014, our shareholders approved a compensation plan for Mr. Hadassi for his services as the Chairman of our Board of Directors. The terms of the consideration for such services are as follows:

●	A fixed cash fee of NIS 80,000 per month (the “Fixed Compensation”), reflecting a scope of 90% of Mr. Hadassi’s business hours (based on a rate of NIS 89,000 per a full-time position). Additional payments, benefits and expenses, including a company car and related expenses, income tax and VAT in the total amount of 50% of the Fixed Compensation, including any applicable taxes deriving from the Fixed Compensation and benefits. Notwithstanding the foregoing, any amounts of VAT refundable to (or subject to offset by) the Company shall be in addition to the Fixed Compensation and such 50% addition. Accordingly, the total fixed cost of Mr. Hadassi to the Company was NIS 1,440,000 per annum until April 1 2015. In December 2015 the Company's compensation committee drafted, by mutual consent with Mr. Hadassi, an amended compensation offer for Mr. Hadassi which was approved by the Board. Therefore the total fixed cost of Mr. Hadassi to the Company was reduced retroactively from April 2015 and the total fix cost of Mr. Hadassi for 2015 was NIS 1,269,000 and will be NIS 1,212,000 in 2016 (excluding bonuses and equity based compensation expenses).

●	An annual cash bonus, to be determined by the Compensation Committee and Board of Directors in accordance with the Company’s Compensation Policy, which shall in no event exceed an amount equal to the Fixed Compensation payable for 3.5 months of continued service. Mr. Hadassi shall not be entitled to a bonus or other variable compensation due to his success in meeting personal targets or discretionary bonuses.

●	Options exercisable in to 285,165 ordinary shares, no par value, of the Company, constituting approximately 1.0% of the Company's issued and outstanding share capital on a fully diluted basis with a vesting period of 3 years, subject to Mr. Hadassi’s continued service with the Company. In November 2015, Mr. Hadassi has notified the Company that he is waiving his rights to receive the aforementioned options.

●	These compensation terms shall be in effect until March 21, 2017, and shall be subject to annual review by the Compensation Committee, which shall determine if such terms require updating pursuant to the Company’s requirements and business. Any modification or extension of such terms shall be made pursuant to the requisite corporate approvals and subject to Mr. Hadassi’s annual re-election as a Director and continued appointment as Chairman.

●	Mr. Hadassi shall be entitled to a period of notice prior to termination of his rights to receive the aforementioned compensation, calculated as follows: If notice of such termination is delivered during Mr. Hadassi’s first year of service – one month’s notice; during Mr. Hadassi’s second year of service – one and a half months’ notice; during Mr. Hadassi’s third year of service and thereafter – two months’ notice.

●	Mr. Hadassi may be entitled to receive a retirement bonus up to an amount equal to the Fixed Compensation payable for 4 months of continued service, calculated as follows: If notice of termination of Mr. Hadassi’s right to receive the aforementioned compensation is delivered during Mr. Hadassi’s first year of service – an amount equal to the Fixed Compensation payable for 2 months of continued service; If notice of termination is delivered during Mr. Hadassi’s second year of service – an amount equal to the Fixed Compensation payable for 3 months of continued service; If notice of termination is delivered during Mr. Hadassi’s third year of service and thereafter – an amount equal to the Fixed Compensation payable for 4 months of continued service.

●	Mr. Hadassi shall be covered under the Company's Directors and Officers Liability insurance policies and the Company's indemnification undertaking shall remain valid and binding and shall not be changed, cancelled or nullified by virtue of the aforementioned engagement.

●	It was clarified that Mr. Ron Hadassi shall be entitled to no further compensation for his services as our Acting Chief Executive Officer, between March 2014 and March 2015.

Services of our Director, Mr. Boaz Lifschitz

In August 2014, our shareholders approved our entering into a consultancy agreement with Mr. Lifschitz for consultancy services relating to the life sciences field (the “Services”) to the Company and its subsidiaries (and other related companies). In consideration for such services, the Company shall pay Mr. Lifschitz an annual fee of NIS 100,000 plus VAT, payable in quarterly installments in arrears as well as reimbursement for expenses incurred within the providing of the Services, in accordance with the Company’s policy regarding reimbursement of expenses. Such fees shall be made in addition to the fees Mr. Lifschitz is entitled to in his capacity as a member of our Board. The Company will have the option to terminate this arrangement upon 30 days’ notice. The consultancy agreement terminated in August 2015 and has not since been renewed.

Services of our CEO, Mr. Doron Moshe

In March 2016, our shareholders approved the terms of office and employment for Mr. Moshe for his services as the chief executive officer of our Company. The terms of office and employment for his service are as follows:

●	A fixed cash fee of NIS 70,000 per month (the “Fixed Compensation”), which will be linked to the Israeli consumer price index. In addition Mr. Moshe shall be entitled to certain customary benefits, such as, use of a car, phone and cell phone and other work related expenses in accordance with the Company's practices, managers insurance and/or pension funds, vacation days and sick leave, as well as other benefits consistent with employee social welfare benefits, such as contributions to pension funds and a study fund and recuperation pay (dmei havraa). In addition, Mr. Moshe will be entitled to company car, personal laptop, communication expenses reimbursement and cell phone. The tax cost of the company car, certain contribution by the Company to the pension fund and study funds that are higher than maximum amount under the Israeli tax regulations, and communication expenses shall be grossed up as part of Mr. Moshe salary.

●	Target-based Bonus, for each calendar year during the Term, which will be based on pre-defined objectives determined by the Company's compensation committee and approved by the Company's Board of Directors, up to an amount not exceeding 5 Monthly gross salaries.

●	Special Bonus based on the realization of two main assets of the Company. Bonuses (target based Bonus plus Special Bonus) for the year 2016 shall not exceed the aggregated amount equal to eight monthly gross Salaries (NIS 560,000 for 2016).

●	Equity Incentive: Mr. Moshe holds the following - 19,851,000 Elbit Medical's options exercisable in to 9,925,500 ordinary shares; 16,666 PC's options exercisable in to 16,666 ordinary shares; 17,500 InSightec's options exercisable in to 17,500 ordinary shares

●	Mr. Moshe shall be entitled to a period of three months' notice prior to termination of his rights to receive the aforementioned compensation. In addition, Mr. Moshe Shall be entitled to an adjustment period of nine additional months, during which he shall be entitled to payment of Salary and all applicable social benefits contributions, as well as to continue the use of the company car and cell phone.

●	Mr. Moshe shall be covered under the Company's Directors and Officers Liability insurance policies and the Company's indemnification undertaking shall remain valid and binding and shall not be changed, cancelled or nullified by virtue of the aforementioned engagement.

C.	BOARD PRACTICES

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

Election of Directors

Pursuant to our Amended and Restated Articles of Association, the size of our board of directors shall be no less than 4 persons but no more than 7, excluding at least two external directors. Our directors are generally elected by our shareholders at the annual meeting of the shareholders by a simple majority. The directors hold office until the next annual meeting of our shareholders. Our board of directors may appoint additional directors to our board of directors in the event of a vacancy on or an enlargement of the board of directors up to the maximum number provided in our articles of association. Any director so appointed will hold office until the next annual meeting of the shareholders. Our board of directors currently consists of six members.

In addition, the Companies Law provides that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her director position in the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholders meeting of a company whose shares are publicly traded, at which the election of a director is to be considered, will not be held unless the nominee has declared to the company that he or she complies with the above-mentioned requirements, and the details of his or her applicable qualifications are provided, and in case such nominee is an "independent director" as defined in the Companies Law (see below), that such nominee has also declared that he or she complies with the independence criteria under the Companies Law. Each of our elected directors has declared to our board of directors that he or she complies with the required qualifications under the Companies Law for appointment as a member of our board of directors, detailing his or her applicable qualifications, and that he or she is capable of dedicating the appropriate amount of time for the performance of his or her role as a member of our board of directors.

Alternate Directors

Our Amended and Restated Articles of Association provide that any director, other than the external directors, may, by written notice to us, appoint another person, who is not a director, to serve as an alternate director, subject to the approval of the chairman of the board. In the case of an appointment made by the chairman, such appointment shall be valid unless objected to by the majority of other directors. The term of appointment of an alternate director is unlimited in time and scope unless otherwise specified in the appointment notice, or until notice is given of the termination of the appointment. No director currently has appointed any other person as an alternate director. The Companies Law stipulates that a person who serves as a director may not serve as an alternate director and that external director may not appoint alternate director, except under very limited circumstances. An alternate director has the same responsibility as a director, and shall possess all the required qualifications to serve as a director.

External Directors; Independent Directors

The Companies Law requires Israeli public companies (such as us) to appoint at least two external directors. At least one External Director must have “financial and accounting expertise”, and the other External Director(s) must have “professional competence”. However, in “dual listed” companies (such as our company) if one or more other directors who meet the independence criteria applicable to members of the audit committee under the foreign applicable law (including stock exchange rules) have been determined by the board of directors to have “financial and accounting expertise” then it is permissible for any or all of the External Directors to have only “professional competence” as described below. Under the relevant regulations of the Companies Law, a director has “financial and accounting expertise” if he or she, based on his or her education, experience and qualifications, is highly skilled in respect of, and understands, business and accounting matters and financial statements, in a manner that enables him or her to have an in-depth understanding of the company’s financial statements and to stimulate discussion with respect to the manner in which the financial data is presented. A director has “professional competence” if he or she (1) has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or (2) has at least five years experience in a senior position in the business management of any corporate entity with a substantial scope of business, in a senior position in public service or in the field of the applicable company’s business.

The Companies Law provides for certain qualifications that a candidate for external directorship must comply with. Among such requirements, a person may not be appointed as an external director if: (i) such person or person’s relative or affiliate has, at the date of appointment, or had at any time during the two years preceding such date, any affiliation with the company, a controlling shareholder thereof or their respective affiliates; or (ii) in a company that does not have a 25% shareholder, if such person has an affiliation with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company. The term “affiliation” is broadly defined in the Companies Law, including an employment relationship, a business or professional relationship maintained on a regular basis, control or service as a director or officer.

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

In addition, person may serve as an external director if that person was not appointed as a director in a company in the same time when a director of the Company was appointed as an external director; and if that person is not an employee of the Securities Authority or an employee of a stock exchange in Israel.

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

The initial term of an external director is three years, and such term may be extended for up to two additional three-year terms. In addition, for a dual listed companies (such as our company) the service of an external director may be extended for additional terms of up to three years each, if both the audit committee and the board of directors confirm that, in light of the expertise and contribution of the external director, the extension of such external director's term would be in the interest of the company. Reelection of an external director may be effected through one of the following mechanisms: (1) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term; or (2) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee, or the nominee proposed themselves for reelection, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company. External directors may be removed only in a general meeting, by the same percentage of shareholders as is required for their election, or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to us. Each committee of a company’s board of directors that is authorized to exercise powers of the board of directors is required to include at least one external director, and all external directors must be members of the company’s audit committee and compensation committee.

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

Under the Nasdaq rules, a majority of our directors are required to be “independent directors” as defined in Nasdaq’s rules. Under the Companies Law and regulations thereunder, a director in a company such as Elbit Imaging, who qualifies as an independent director under the relevant non-Israeli rules relating to independence standards, such as the Nasdaq director independence criteria, may be considered an independent director pursuant to the Companies Law if such director meets certain conditions (as described below), and provided such director has been designated as such by the audit committee. The current composition of our board of directors consists of a majority of independent directors, who have been designated as such by the audit committee. Two of our independent directors also qualify as external directors as defined by the Companies Law.

Board Committees

Our board of directors has established an audit committee and a compensation committee, as described below:

Audit committee

The Companies Law requires public companies to appoint an audit committee. An audit committee must consist of at least three members, and include all of the company’s external directors. The members of the audit committee must be “independent” (as such term is defined below), and the chairman of the audit committee is required to be an external director.

The responsibilities of the audit committee include identifying and examining flaws in the business management of the company and suggesting appropriate course of actions, recommending approval of interested party transactions, assessing the company's internal audit system and the performance of its internal auditor.

Our audit committee is comprised of four members, all of whom meet all requisite independence and other professional requirements. Our audit committee operates in accordance with a charter and written procedures governing approval of any proposed transactions with our external auditors. Within the framework of such governing documents, the audit committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on our financial statements. The audit committee's specific responsibilities in carrying out its oversight role include the approval of all audits and permitted non-audit services to be provided by the external auditor.

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

Nasdaq rules require that director nominees be selected or recommended for the board’s selection either by a committee comprised solely of independent directors or by a majority of independent directors. For a foreign private issuer, such as our company, Nasdaq rules allow foreign private issuers to follow "home country practice". On September 3, 2015 the board approved the exemption from the requirement to select board nominees by the nomination committee. The compensation of a company’s chief executive officer and other executive officers is required to be approved either by a majority of the independent directors on the board or a committee comprised solely of independent directors.

An “independent director” is defined as an external director or a director who meets the following conditions: (i) satisfies certain conditions for appointment as an external director (as described above) and the audit committee has determined that such conditions have been met and (ii) has not served as a director of the company for more than nine consecutive years, with any interruption of up to two years in service not being deemed a disruption in the continuity of such service.

Our audit committee has the authority to retain independent legal, accounting or other consultants as advisors, for which we will provide funding, and handle complaints relating to accounting, internal accounting controls or auditing matters.

The members of our audit committee are Zvi Tropp, Elina Frenkel Ronen, Nadav Livni and Alon Bachar.

Compensation Committee

Under the Companies Law, the board of directors of a public company must establish a compensation committee. The compensation committee must consist of at least three directors who satisfy certain independence qualifications, include all of the external directors who must maintain a majority of the committee members, and the chairman of which is required to be an external director. Under the Companies Law, the role of the compensation committee is to recommend to the board of directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of office holders based on specified criteria, to review modifications to the compensation policy from time to time, to review its implementation and to approve the actual compensation terms of office holders prior to approval by the board of directors, and to resolve whether to exempt the compensation terms of a candidate for chief executive officer from shareholder approval. The members of our compensation committee are Zvi Tropp, Boaz Lifschitz and Elina Frenkel Ronen.

Financial Statements Review Committee

Pursuant to the Israeli Companies Regulations the financial reports of a public company such as our company may be brought for discussion and approval of the board only after such committee has discussed and formulated recommendations to the board in connection with: (1) the valuations and estimates used in connection with the financial statements; (2) the internal controls related to financial reporting; (3) the completeness and appropriateness of disclosure in the financial statements; (4) the accounting policy adopted and accounting treatment applied in the material matters of the company; and (5) valuations, including the assumptions and estimates underlying them, on which data in the financial statements is provided. The Financial Statements Review Committee must consist of at least three members, the chairperson of the committee must be an External Director, and the majority of its members must be directors who meet certain independence requirements of the Companies Law, and, among other criteria, all of its members must be able to read and understand financial statements, with at least one of the members having “financial and accounting expertise” (as defined above).

Pursuant to the Companies Regulations, the audit committee may serve as the Financial Statements Review Committee subject to fulfillment of the aforementioned conditions.

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

As of March 31, 2016, we employed or contracted 9 persons as employees or consultants in investment, administration and managerial services, all of whom work out of our headquarters in Israel. As of March 31, 2016, PC had 83 employees, consultants and part time employees in the Netherlands, CEE, Greece and India. As of March 31, 2016, our Hotel division had 420 employees.

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

Incentive Plan for the Chairman of our Board, Mr. Ron Hadassi

As part of the compensation plan for the Chairman of our Board, Mr. Ron Hadassi, approved at our General Meeting held on August 14, 2014 (the “Chairman’s Incentive Plan”), Mr. Hadassi was granted options exercisable in to 285,190 ordinary shares, no par value, of the Company, constituting approximately 1.0% of our issued and outstanding share capital on a fully diluted basis.

On January 31, 2016, in accordance with the compensation committee's recommendation, the Board approved Mr. Hadassi offer to reduce his compensation. Among other reductions, Mr. Hadassi waived his rights to the aforementioned granted options on a unilateral basis.

2010 Incentive Plan for InSightec Shares

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

As of March 31, 2016, options to purchase 430,000 shares were outstanding under the 2010 Incentive Plan for InSightec Shares all of which are fully vested.

2011 Employees and Officers Incentive Plan for Elbit Medical Technologies Ltd.’s Shares

In April 2011, our board of directors adopted the Elbit Employees and Officers Incentive Plan for Elbit Medical Technologies Ltd.’s shares (the "2011 Plan") for the grant of up to 158,637,000 options exercisable into 79,443,500 ordinary shares of Elbit Medical for an exercise price of NIS 0.40. The exercise price of each option will be reduced upon distribution of dividends, stock dividends etc. The exercise mechanism of the options into Elbit Medical's shares will be as follows: at the exercise date the Company shall transfer to each exercising option holder shares of Elbit Medical (owned by the Company) equal to the difference between (A) the price of Elbit Medical's shares on the TASE on the exercise date, provided that if such price exceeds 100% of the exercise price, the opening price shall be set as 100% of the exercise price (the "Capped Exercise Price"); less (B) the exercise price of the options; and the result (A minus B) will be divided by the Capped Exercise Price. In November 2012, our board of directors adopted an amendment to the 2011 Plan increasing the number of options issuable from 158,637,000 to 187,708,000 and resolved to amend the exercise price per share to NIS 0.133 and extend the expiration date of such options to November 29, 2017 in respect of employees and officers who served at Elbit Group at that time.

In addition, in September 2014, we granted an additional 14,400,000 options to past and present officers of Elbit Medical with an exercise price of NIS 0.115 per share to the 2011.

In addition, in March 2016, we granted an additional 10,000,000 options to the new appointed chief financial officer of Elbit Medical at a price of NIS 0.10 per share.

As of March 31, 2016, 184,704,500 options were granted to our employees and officers. As of March 31, 2016, 150,035,500 options were outstanding under the 2011 Plan of which 138,702,602 were vested.

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

As of March 31, 2016, 23,797,373 options to purchase ordinary shares were outstanding under PC's Option Plan of which 23,469,040,706 options were vested.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

We had 27,572,426 ordinary shares outstanding as of April 1, 2016. The voting rights of all shareholders are the same. The following table sets forth certain information as of April 1, 2016, unless stated otherwise, concerning (i) persons or entities who, to our knowledge, beneficially own more than 5% of our outstanding ordinary shares and (ii) the number of our ordinary shares beneficially owned by all of our directors and officers as a group:

Name and Address	Number of Shares Beneficially Owned	Approximate Percentage of Shares
York Capital Management Global Advisers LLC and/or certain funds and/or accounts managed by it or its affiliates (1)	5,447,850	19.7%
Davidson Kempner Capital Management LP and/or certain funds and/or accounts managed by it or its affiliates (2)	3,943,584	14.3%

(1)	Based on information received from the shareholders on January 19, 2016.
(2)	Based on information received from the shareholders on February 18, 2016.

York Capital Management Global Advisers LLC and Davidson Kempner Capital Management LLC, together with their respective affiliates, are holders of our and PC's notes. For further detail, see note 18D to our annual consolidated financial statements incorporated herein by reference.

B.	RELATED PARTY TRANSACTIONS

InSightec Amendment to Series D Investment Agreement

In June 2014, InSightec has entered into a Series D Preferred Share Purchase agreement with York Global Finance II S.à r.l. (an affiliate of York Capital Management which is a related party of the Company) (“York”) and other investors for an investment of up to USD 62.5 M in series D preferred shares of InSightec which than constitutes approx. 25% of InSightec's issued and outstanding share capital on a fully diluted basis. By the end of May 2015 the entire amount was invested.("Series D Preferred Share Purchase Agreement ").On December 31, 2015, InSightec and some of its existing and new shareholders signed and executed an amendment to the Series D Preferred Share Purchase Agreement, as amended from time to time (the "Amendment to the Share Purchase Agreement"), under which Insightec completed an investment of $22 million in consideration for approximately 7.3% of InSightec's outstanding share capital, on a fully diluted basis. The terms and conditions of the investment are the same as in the original Series D Preferred Share Purchase Agreement, based on the same pre-money valuation and subject to certain adjustments. For more information See "Item 4A – History and Development of the Company – Recent Events – InSightec Series D Share Purchase Agreement".

PC Debt Restructuring

As detailed in Item 5 “Operating and Financial Review and Prospects”, on June 23, 2014, subject to the application of certain conditions precedent, we undertook to exercise (or procure that other persons will exercise) all of our rights in PC’s offering of shares and to procure subscriptions for any unexercised portion of such offering. In relation to the above, we entered into a back-stop agreement with BLML (an affiliate of our shareholder Davidson Kempner Capital Management LP), pursuant to which BLML agreed to purchase under the offering up to €10 million of shares of PC, subject to similar conditions precedent. On December 19, 2014, PC announced that it had successfully completed the Rights Offering, and we announced that our wholly owned subsidiary had purchased 122,847,376 new ordinary shares of PC under the Rights Offering for an aggregate amount of approximately €8.3 million and procured that BLML will purchase 163,803,197 new ordinary shares of PC for an additional amount of €11.05 million.

Joint venture agreement with PC

As detailed in Item 4B. “Business Overview”, in August 2008 we entered into the EPI Agreement with PC, under which, amongst other things, PC was allotted 47.5% of the EPI. EPI is holding two plots in India (in Bangalore and Chennai) in conjunction with local Indian partners and has engaged with certain third parties with respect of the Kochi Island project. As of the date of the execution of the EPI Agreement through the date of this annual report, the Kochi Island project was held through a special purchase vehicle other than EPI. We agreed that 50% of our rights in the Kochi Island project will be held in favor of PC, and we undertook and guaranteed to transfer the holdings in the Kochi project to EPI or 50% to PC within 12 months following the execution of the EPI Agreement, or alternatively to repay the consideration paid by PC for the rights in the project. This undertaking and guarantee have since been extended until August 25, 2013. On November 11, 2013, PC notified us of its demand that we repay the amount paid by PC for the Kochi Island project together with the interest accumulated thereupon, amounting to approximately €4.3 million (US$ 5.2 million) due to alleged failure to timely meet certain conditions set forth in the EPI Agreement. Following the approval of the Audit committee of PC and us we agreed that we will have the full rights in the Kochi Project and the amount outstanding from the Company to PC will be repaid in installments as scheduled in the agreement. As of the filing of this annual report the total amount outstanding under this loan is approximately €2.7million.

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

See our annual consolidated financial statements on our current report on Form 6-K filed with the SEC on March 31, 2016, which is incorporated by reference herein.

Legal Proceedings

For information regarding the legal proceeding we are involved in, see "Item 4.A History and Development of the Company – Recent Events" and note 18B to our annual consolidated financial statements.

Since the date of filing of our annual consolidated financial statements the Company and some other defendants (i.e, the Company's and Elscint's former directors and officers) entered into a settlement agreement with the plaintiffs in class action #1318/99 (Gadish v. Elscint et. al.) (the "Settlement"). The Settlement generally provides that in consideration of a total payment of NIS 46 million (approximately $11.9 million) (a) the Hotels & Marina Transactions cause of action (as well as any other cause of action that is – or may be – directed against us and our former directors and officers and to Elscint and its former directors and officers) shall be exhausted with respect to all of the defendants; and (b) all other causes of action shall be exhausted with respect to us and our former directors and officers as well as with respect to Elscint and its former directors and officers.

Our share in the aforementioned compensation is NIS 4 million (approximately $1 million) and the rest will be financed by the our D&O Insurance. The Settlement is subject to the court's approval and additional preconditions fulfillment as determined in the agreement, including, but not limited to the right of the insurer to terminate the Settlement under certain circumstances.

Dividend Distribution Policy

To date, we do not have a dividend distribution policy. Consequentially, our Board may issue dividends at its sole discretion.

It should be noted that under Bank Hapoalim refinancing agreement and the terms of the Series H and Series I notes certain limitations were imposed on the distribution of dividends prior to the redemption of such debt.

B.	SIGNIFICANT CHANGES

There are no significant changes that have occurred since December 31, 2015, except as otherwise disclosed in this annual report and in our annual consolidated financial statements.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “EMITF” and on the TASE under the symbol "EMIT." As stated in the Special Explanatory Note to this Annual Report, share and share price information have been adjusted to reflect the 1-for-20 reverse share split effected by us on August 21, 2014.

Information regarding the price history of the stock listed

The annual high and low sale prices for our ordinary shares for the five most recent full financial years are:

	NASDAQ		TASE
Year Ended December 31,	High ($)	Low ($)	High ($)	Low ($)
2015	2.14	0.65	2.09	0.64
2014	26.4	1.25	26.48	1.21
2013	70	13.8	68.2	14.6
2012	66.4	36	64.6	34.8
2011	279.4	39.6	254.8	38.6

The quarterly high and low sale prices for our ordinary shares for the two most recent full financial years and any subsequent period are:

	NASDAQ		TASE
Financial Quarter	High ($)	Low ($)	High ($)	Low ($)
2016
Q1	1.00	0.67	0.92	0.62
Q2 (through April 19, 2016)	0.88	0.85	0.86	0.84

2015
Q1	2.14	1.29	2.09	1.30
Q2	1.90	1.24	1.86	1.21
Q3	1.40	1.18	1.36	1.15
Q4	1.36	0.65	1.31	0.64

2014
Q1	26.40	3.20	26.48	3.42
Q2	4.69	3.40	4.68	3.38
Q3	4.40	2.97	4.38	2.94
Q4	3.00	1.25	2.93	1.21

The monthly high and low sale prices for our ordinary shares during the past six months were:

	NASDAQ		TASE
Month	High ($)	Low ($)	High ($)	Low ($)
April 2016 (through April 19)	0.88	0.85	0.86	0.84
March 2016	1.00	0.70	0.92	0.67
February 2016	0.73	0.67	0.70	0.66
January 2016	0.74	0.67	0.71	0.62
December 2015	1.00	0.65	1.02	0.64
November 2015	1.16	1.06	1.14	1.04
October 2015	1.36	1.11	1.31	1.09

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

Approval of Certain Transactions

A recent amendment to the Companies Law imposes new approval requirements for the compensation of office holders. Every Israeli public company was required to adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders, in that order, no later than January 12, 2014. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described in the following paragraph regarding transactions with a controlling shareholder). In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy. In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must be approved separately by the compensation committee, the board of directors and the shareholders of the company (by the same majority noted above), in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors. In addition, under the Companies Law and our Amended and Restated Articles of Association, transactions with our officers or directors or a transaction with another person in which such officer or director has a personal interest must be approved by our audit committee, board of directors or authorized non-interested signatories, and if such transaction is considered an extraordinary transaction (as defined below) or involves the engagement terms of officers, the transaction must be approved by the audit committee and board of directors. Our Compensation Committee and Board adopted a compensation policy, which our shareholders subsequently approved at the annual general meeting of our shareholders held on August 14, 2014, and amended compensation policy at the extraordinary general meeting of our shareholders held on March 31, 2016.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including compensation, benefits, exculpation, insurance and indemnification. The compensation policy must take into account certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must include certain principles, such as: a link between variable compensation and long-term performance and measurable criteria; the relationship between variable and fixed compensation; and the minimum holding or vesting period for variable, equity-based compensation. We believe that our Amended Compensation Policy satisfies these requirements.

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

Under the Companies Law, a private placement of securities requires approval by the board of directors and the shareholders of the company if it will cause a person to become a controlling shareholder or if:

●	the securities issued amount to 20% or more of the company’s outstanding voting rights before the issuance;

●	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

●	the transaction will increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights.

Fiduciary Duties of Directors and Officers

The Companies Law imposes a duty of care and a duty of loyalty on the directors and officers of a company. The duty of care requires a director or office holder to act with the level of care with which a reasonable director or officer in the same position would have acted under the same circumstances. It includes a duty to use reasonable means to obtain information on the advisability of a given action brought for his approval or performed by him by virtue of his position and all other important information pertaining to these actions.

The duty of loyalty of a director or officer includes a general duty to act in good faith for the benefit of the company, and particularly to:

●	refrain from any conflict of interest between the performance of his duties for the company and the performance of his other duties or his personal affairs

●	refrain from any activity that is competitive with the company;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

●	disclose to the company any information or documents relating to a company’s affairs which the director or officer has received due to his position as such.

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

Rights Attached to Shares

Our registered share capital consists of a single class of 35,000,000 ordinary shares, of no par value, of which 27,572,426 ordinary shares were issued and outstanding as of April 1, 2016.

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

Sale of Belgian Hotels

On June 11, 2015 we completed the transaction contemplated in the Share Purchase Agreement with Astrid JV S.à.r.l., an affiliate of Kohlberg Kravis Roberts & Co. L.P., with regard to the sale of its entire (100%) holdings in its wholly owned subsidiary which owns and operates the Radisson Blu Hotel and the Park Inn Hotel in Antwerp, Belgium. The asset value reflected in the transaction was approximately € 48 million (approximately $52 million) for both Hotels subject to working capital and other adjustments as specified in the agreement. The total net consideration paid to our wholly owned subsidiary, was approximately € 27 million (approximately $30 million).

Refinance of Bucharesti Turism

On March 10, 2016 we announced that our subsidiary Bucuresti Turism S.A. ("BUTU"), as borrower, Raiffeisen Bank International A.G and Raiffeisen Bank S.A., leading international European banks, as lenders (the "Lenders") and us as guarantor have amended and restated the existing facility agreement for a total aggregate amount of €97 million (approximately $106 million) which will be draw down in two trenches. For more information see the Forms 6-K we filed on October 28, 2015, March 10, 2016 and March 24, 2016. On March 24, 2016 we announced the closing of the first tranche of the facility agreement in the total amount of €85 million (approximately $93 million).

Acquisition of Liberec Plaza

For a discussion regarding our acquisition of Liberec Plaza, see "Item 4A – History and Development of the Company – Recent Events – Acquisition of Loan to Control Liberec Plaza in the Czech Republic and Sale of the Commercial Center".

Sale of plot in Bangalore, India

For a discussion regarding our transaction in Bangalore, Indai, see "Item 4A – History and Development of the Company – Recent Events –Agreement to Sell a plot in Bangalore, India".

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

The Refinancing Agreement

For a discussion of the Refinancing Agreement entered with Bank Hapoalim see “Item 5. Operating and Financial Review and Prospects – Overview - 2014”.

The PC Debt Restructuring

For a discussion of the Amended PC Plan, see above Item 4A, under “PC Debt Restructuring”.

Medical

For information regarding the investment in InSightec by York Global Finance II S.à r.l., see “Item 5. Operating and Financial Review and Prospects – Overview - 2015)

For information regarding investment in InSightec by some of its existing shareholders, see "Item 4A – History and Development of the Company – Recent Events – InSightec Series D Share Purchase Agreement".

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

As of January 1, 2012, capital gains derived by Israeli individuals from the sale of shares purchased on or after January 1, 2003, will be taxed at the rate of 25%. However, if the individual shareholder is a "Significant Shareholder" (i.e., a person who holds, directly or indirectly, alone or jointly with others, 10% or more of one of the Israeli resident company's means of control) at the time of sale or at any time during the preceding 12 month period, such gains will be taxed at the rate of 30%. In addition, capital gains derived by an individual claiming a deduction of financing expenses in respect of such gains will be taxed at the rate of 30%. However, different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering. Israeli companies are subject to the corporate tax rate (26.5% for the 2015 tax year and 25% for the 2016 tax year and thereafter) on capital gains derived from the sale of shares.

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

At the sale of securities traded on a stock exchange a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid on January 31 and June 30 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and regulations promulgated thereunder the aforementioned return need not be filed and no advance payment must be paid. Capital gain is also reportable on the annual income tax return.

Taxation of Dividends Distribution

A distribution of dividends to an Israeli resident individual will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a Significant Shareholder at the time of distribution or at any time during the preceding 12 month period. If the recipient of the dividend is an Israeli resident company, such dividend will be exempt from income tax provided that the income from which such dividend is distributed was derived or accrued within Israel. As of January 1, 2014, any distribution of dividends from income attributed to a Preferred Enterprise under the Law for the Encouragement of Capital Investments, 1959 ("Investment Law") is generally subject to a tax at a rate of 20%. However, if such dividends are distributed to an Israeli company, no tax is imposed. As of January 1, 2014, dividends distributed from income attributed to an Approved Enterprise and/or a Benefited Enterprise under the Investment Law, are subject to a tax rate of 20%. Notwithstanding the above, a reduced 15% tax rate will be applicable if the dividend was distributed out of income of: (i) Approved Enterprise activated prior to 2014;or (ii) Benefited Enterprise with a "Year of Election" prior to 2014.

Under the Israeli Income Tax Ordinance, a non-Israeli resident (either individual or company) is generally subject to Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a Significant Shareholder), unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.- Israel Tax Treaty, the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying company, and not more than 25% of the gross income of the Israeli resident paying company for such prior taxable year (if any) consists of certain type of interest or dividends - the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company's income generated by an "Approved Enterprise", which was entitled to a reduced tax rate under the Israeli Law for the Encouragement of Capital Investments, 5719-1959 - the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S. - Israel Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding a certain threshold (approximately NIS 811,000 for 2016, which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to income derived from , dividends, interest and capital gains.

U.S. Federal Income Tax Considerations

Subject to the limitations described herein, this discussion summarizes certain U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder. A U.S. holder is a holder of our ordinary shares who is:

●	an individual citizen or resident of the United States for U.S. federal income tax purposes;

●	a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any political subdivision thereof or the District of Columbia;

●	an estate, the income of which may be included in the gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if, in general, (i) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

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

If an entity treated as a partnership for U.S. Federal income tax purposes holds our ordinary shares, the tax treatment of the entity and an equity owner in such entity will generally depend on the status of the equity owner and the activities of the entity. Such an equity owner or entity should consult its tax advisor as to its consequences.

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

Net Investment Income

Subject to certain limitations and exceptions, certain non-corporate U.S. holders may be subject to an additional 3.8% surtax on all or a portion of their “net investment income,” which may include dividends on, or capital gains recognized from the disposition of, our ordinary shares. U.S. holders are urged to consult their own tax advisors regarding the implications of the additional net investment income tax on their investment in our ordinary shares.

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

We believe that we were not a PFIC in 2015. However, since the determination of whether we are a PFIC is based upon such factual matters as our market capitalization, the valuation of our assets, the assets of companies held by us in certain cases and certain assumptions and methodologies in which we have based our analysis, there can be no assurance that the IRS will agree with our position. In addition, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2016 or in any future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes, or to “mark-to-market” the ordinary shares or to become subject to the “excess distribution” regime. If we are a PFIC, U.S. holders will generally be required to file an annual report with the IRS.

U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election or the mark-to-market election.

Non-U.S. Holders

Subject to the discussion below under “Information Reporting and Back-up Withholding,” a non-U.S. holder of our ordinary shares generally will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, our ordinary shares, unless, in the case of U.S. federal income taxes (i) the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment, or in the case of an individual, the item is attributable to a fixed place of business in the United States, or (ii) the non-U.S. holder is an individual who holds the ordinary shares as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

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

Management of financial risks

Our operations expose us to risks that relate to various financial instruments, such as market risks (including currency risk, cash flow risk with respect to interest rates and other price risk), credit risk and liquidity risk.

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

As of December 31, 2015, we had exposure to the following risks that are related to financial instruments:

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

In addition a significant part of our business/investments are denominated in foreign currencies (Euro for the hotel and the commercial center business , US dollar for the Medical business and INR for the plots in India) while the corporate obligations of us and PC (mainly notes) are linked to the Israeli NIS. Our main source to serve these corporate debts will arrive mainly from the sale of these assets/investments. Therefore a devaluation of each of these currencies against the NIS until the date of the execution of the relevant sale transaction may significantly affect us and PC cash flow and our ability to repay our debts in a timely manner. As of the filling of this annual report we do not actively hedge this risk.

The following table details sensitivity analysis to a change of 10% in our main foreign currencies, as of December 31, 2015, against the relevant functional currency and their effect on the statements of income and the shareholder’s equity (before tax and before capitalizing any exchange results to qualified assets):

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
	(in NIS thousands)
Financial assets
Cash and deposits	NIS	Euro	+10%	1,637
Cash and deposits	Euro	NIS	+10%	857
Cash and deposits	Euro	PLN	+10%	883
Cash and deposits	Euro	RON	+10%	1,163
Cash and deposits	Euro	U.S. dollar	+10%	1,005
Total				5,545

Financial Liabilities
Loans at amortized cost	NIS	Euro	+10%	(15,746)
Loans at amortized cost	Euro	PLN	+10%	(5,503)
Notes at amortized cost	Euro	NIS	+10%	(71,615)
Loans at amortized cost	RON	Euro	+10%	(25,344)
Total				(118,208)

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

Due to the nature of its activity, our Radisson Blu hotels and our commercial centers business do not materially exposed to credit risks stemming from dependence on a given customer. Our company examined on an ongoing basis the credit amounts extended to its customers and, accordingly, records a provision for doubtful debts based on those factors it considers having an effect on specific customers.

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

The following table presents the effect of an increase of 2% in the LIBOR rate with respect to financial assets and liabilities as of December 31, 2015, which are exposed to cash flow risk (before tax and before capitalization to qualifying assets):

Profit (loss)
NIS thousands
Loans linked to the Euro	(5,928)
Notes linked to the PLN	(550)
(6,478)

The following table presents our long-term financial liabilities classified according to their interest rate and their contractual maturity date: (*)

Functional	Linkage	Interest	Average Interest	Repayment Years
Currency	Currency	Rate %	Rate %	1	2	3	4	5	Total

€	PLN	8.48	7.8	28.8	-	27.1	-	-	55.9

€	€	Euribor + 1.65-5.5	3	142.3	197	4.3	4.7	87	435.3

€	NIS (linked to CPI)	6-6.9	6-6.9	309	41.5	227.9	186.4	41.5	806.3

NIS	€	Libor+4.5	4.5	-	157.5	-	-	-	157.5

NIS	NIS (linked to CPI)	6	6	-	-	390.5	245.3	-	635.8

RON	€	Euribor + 4.6	4.6	254	-	-	-	-	254

				734.1	396	741.5	431.7	41.5	2,344.8

* As PC’s primary objective is to obtain the Deferral (refer to note 8 B (1) to our financial reporting), this liquidity risk note is taking into account PC repayment in 2016 of the minimum net amount, as mentioned in note 12 E to our financial reporting

Israeli consumer price index risk

A significant part of our borrowings consists of notes raised by us on the TASE and which are linked to the increase in the Israeli consumer price index above the base index at the date of the notes issuance. An increase of 2% in the Israeli consumer price index will cause an increase in our finance expenses for the year ended December 31, 2015 (before tax) in the amount of NIS 25 million (approximately $6.5 million).

Fair value of financial instruments

Our financial instruments primarily include cash and cash equivalents, short and long-term deposits, marketable securities, trade receivables, short and long-term other receivables, short- term banks credit, other current liabilities and long-term monetary liabilities.

The fair value of traded financial instruments (such as marketable securities and notes) is generally calculated according to quoted closing prices as of the balance sheet date, multiplied by the issued quantity of the traded financial instrument as of that date. The fair value of financial instruments that are not traded is estimated by means of accepted pricing models, such as present value of future cash flows discounted at a rate that, in our assessment, reflects the level of risk that is incorporated in the financial instrument. We rely, in part, on market interest which is quoted in an active market, as well as on various techniques of approximation. Therefore, for most of the financial instruments, the estimation of fair value presented below is not necessarily an indication of the realization value of the financial instrument as of December 31, 2015. The estimation of fair value is carried out, as mentioned above, according to the discount rates in proximity to such date and does not take into account the variability of the interest rates from the date of the computation through the date of issuance of the financial statements. Under an assumption of other discount rates, different fair value assessments would be received which could be materially different from those estimated by us, mainly with respect to financial instruments at a fixed interest rate. Moreover, in determining the assessments of fair value, the commissions that could be payable at the time of repayment of the instrument have not been taken into account and they also do not include any tax effect. The difference between the balances of the financial instruments as of the balance sheet date and their fair value as estimated by us may not necessarily be realizable, in particular in respect of a financial instrument which will be held until redemption date.

Following are the principal methods and assumptions which served to compute the estimated fair value of the financial instruments:

a)	Financial instruments included in current and non-current assets and current liabilities - (cash and cash equivalents, deposits and marketable securities, trade receivables, other current assets and assets related to discontinued operations,.

loans and deposits which bear variable interest rate,

short-term credit, suppliers, other current liabilities and liabilities related to discontinued operations due to their nature, their fair values approximate to those presented in the balance sheet.

b)	Financial instruments included in long-term liabilities - the fair value of the traded liabilities (notes) is determined according to closing prices as of December 31, 2015 quoted on the Tel Aviv and Warsaw Stock Exchanges, multiplied by the quantity of the marketable financial instrument issued as of that date. The fair value of non-traded liabilities at a fixed interest rate is determined according to the present value of future cash flows, discounted at a rate which reflects, in our estimation, the level of risk embedded in the financial instrument. The fair value of liabilities which carried variable interest rate is approximate to those amounts presented in the balance sheet.

The following table presents the book value and fair value of our financial assets (liabilities), which are presented in the financial statements at other than their fair value:

	As of December 31, 2015
	Book Value	Fair Value
Long- term loans at fixed interest rate	(254,010)	(254,010)
Notes	(1,324,437)	(1,120,926)
	(1,578,447)	(1,374,936)

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

PC Debt Restructuring

On November 18, 2013 our subsidiary PC announced that it had filed for reorganization proceedings and submitted a restructuring plan to the Dutch Court proposed to its creditors, which was further amended. For more information, see "Item 4A – History and Development of the Company – Recent Events – PC Debt Restructuring".

Our Debt Restructuring

During 2013, our Board resolved to suspend all payments to its unsecured creditors and to negotiate with its unsecured creditors on a restructuring plan for the unsecured financial debts. On October 17, 2013 our unsecured financial creditors approved a Plan of Arrangement and on January 1, 2014, the Israeli District Court approved the Arrangement. For more information, see "Item 4A – History and Development of the Company – Recent Events – Our Debt Restructuring".

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

Our management, with the participation of our principal executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2015.

There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within our company to disclose information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based on this evaluation, our principal executive officer and chief financial officer concluded that, as of December 31, 2015, our disclosure controls and procedures were effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)(2013). Based on the above, our management has assessed and concluded that, as of December 31, 2015, our internal control over financial reporting is effective.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding effectiveness of our internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit us to provide only management's report in this Annual Report as we are a non-accelerated filer.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our subsidiary, Plaza Centers N.V., or PC, and we have become aware of certain issues with respect to certain agreements that were executed in the past by PC in connection with the Casa Radio Project in Romania that may contain violations of the requirements of the U.S. Foreign Corrupt Practices Act (FCPA), including the books and records provisions of the FCPA. As a result of the aforementioned, our audit committee decided to appoint a special committee to examine these matters, including any internal control and reporting issues. The Company intends to fully cooperate with the relevant governmental agencies in this matter.

PC's board of directors appointed the chairman of its audit committee to investigate the matters internally and appointed independent law firms to perform an independent review of the issues raised. PC has approached and is co-operating fully with the relevant Romanian authorities regarding the matters that have come to its attention and it has submitted its findings to the Romanian authorities.

Any adjustments to our internal controls that may be adopted as a result of recommendations by our special committee may be implemented by our management accordingly. None of the future adjustments are expected to have a materially affect our [internal control over financial reporting or] financial statements.

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

Fees billed by Brightman Almagor Zohar & Co., a firm of certified public accountants in Israel and a member firm of Deloitte Touche Tohmatsu, and other Deloitte member firms ("Deloitte") for professional services for each of the last two fiscal years were as follows:

Services Rendered	2014 Fees	2015 Fees
Audit (a)	$547,088	$382,484
Audit-related (b)	-	$2,574
Tax (c)	$79,571	$14,804
All other fees (d)	-	-
Total	$626,659	$399,862

(a)	Audit Fees

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

In 2015, Audit-Related Fees included mainly work related to conversion of our Registration Statement on Form F-1 to a Registration Statement on Form F-3. There were no such fees in 2014.

(c)	Tax Fees

“Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice on actual or contemplated transactions and tax consultations regarding tax audits, tax opinions and tax pre-rulings.

(d)	All Other Fees

“All Other Fees” are the aggregate fees billed for products and services provided by Deloitte other than as described above. There were no such fees in 2015 and 2014.

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

Purchases of equity securities by the Company

No purchases of any of our equity securities (either pursuant to or not pursuant to any publicly announced plans or programs) were made by or on behalf of us during 2015.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

We follow the Companies Law, the relevant provisions of which are summarized in this annual report, rather than comply with the NASDAQ requirements relating to: (i) the quorum for adjourned shareholder meetings, as described in “Item 10.B. Memorandum and Articles of Association - Voting Rights”; (ii) executive sessions of independent directors, which are not required under the Companies Law; (iii) that director nominees either be selected, or recommended for the board's selection, either by independent directors constituting a majority of the board's independent directors or by a nominations committee comprised solely of independent directors, and (iv) shareholder approval with respect to issuance of securities under equity based compensation plans. NASDAQ rules generally require shareholder approval when an equity based compensation plan is established or materially amended, but we follow the Companies Law, which requires approval of the board of directors or a duly authorized committee thereof, unless such arrangements are for the compensation of directors, in which case they also require compensation committee and shareholder approval.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

In lieu of responding to this item, we have responded to Item 18 of this annual report.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements for the period ending December 31, 2015 are set forth in our current report on Form 6-K filed with the SEC on March 31, 2016, and are incorporated by reference herein.

The following financial statements and related auditors’ report are filed as Exhibit 15.2 to this annual report:

Page

Report of independent registered public accounting firm	2

Condensed Financial Statements:
Balance sheets	3-4
Statements of income	5
Statements of cash flows	6-7
Notes to the condensed financial statements	8-11

PART III

ITEM 19.	EXHIBITS

1.1	Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 filed on March 13, 2014).
1.2	Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 filed on March 13, 2014).
2.1	Form of ordinary share certificate (incorporated by reference to Exhibit 3.3 of our Registration Statement on Form F-1 filed on March 13, 2014).
4.1	English translation of the Plan of Arrangement as approved by the Tel-Aviv Jaffa District Court on January 1, 2014 (incorporated by reference to Exhibit 4.10 of our Annual Report on Form 20-F filed on April 30, 2014).
4.2	English translation of the Company’s compensation policy for officers and directors, adopted on August 14, 2014, as amended on March 31, 2016 (incorporated by reference to our Report on Form 6-K filed on February 24, 2015).
4.3	Restructuring Plan of Plaza Centers N.V as approved by the District Court of Amsterdam in the Netherlands on July 10, 2014 (incorporated by reference to Exhibit 4.12 to our annual report on Form 20-F filed on April 30, 2015).
4.4	Terms of Consultancy Agreement with our director Boaz Lifschitz (incorporated by reference to Exhibit 99.2 of our Report on Form 6-K filed on July 11, 2014).
4.5	Series D Preferred Share Purchase Agreement, dated as of June 26, 2014, among certain purchasers and InSightec, as amended on September 7, 2014, December 15, 2014, June 10, 2015 and on December 30, 2015 (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F dated April 30, 2015).
4.6	Fourth Supplement and Amendment dated June 10, 2015 to the Series D Preferred Share Purchase Agreement among certain purchasers and InSightec dated June 26, 2014.
4.7	Fifth Supplement and Amendment dated December 30, 2015 to the Series D Preferred Share Purchase Agreement among certain purchasers and InSightec dated June 26, 2014.
4.8	Share Purchase Agreement, dated May 7, 2015, Astrid Hotel Holdings B.V and Astrid JV S.A.R.L
4.9	Fifth Amendment Agreement to Facilities Agreement, dated March 10, 2016, between Raiffeisen Bank International Ag, Raiffeisen Bank S.A., and Bucuresti Turism S.A, and the Company and Term Facility Agreement, dated March 10, 2016 between Raiffeisen Bank International Ag, Raiffeisen Bank S.A., and Bucuresti Turism S.A, and the Company.
4.10	Securities Purchase Agreement and Supplemental Agreement, dated December 2, 2015 between AAYAS Trade Services Private Limited, Elbit Plaza India Real Estate Holdings Limited, Koyenco Limited, Minerva Infratech Private Limited, and Mantri Developers Private Limited.
4.11	Consensual Terms of Loan Transfer, dated September 29, 2015 between MKB Bank Zrt. and Plaza Centers Enterprises B.V.
8.1	List of subsidiaries (incorporated by reference to Exhibit 8.1 of our Annual Report on Form 20-F filed on April 30, 2014).
12.1	Certification of the principal executive officer and principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the principal executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Annual Consolidated Financial Statements as of December 31, 2015 for the years ended December 31, 2015, 2014 and 2013 (incorporated by reference to Exhibit 99.1 of our Report on Form 8-K filed on March 30, 2016).
15.2	Annual Condensed Financial Statements as of December 31, 2015 for the years ended December 31, 2015, 2014 and 2013.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to hereby sign this annual report on its behalf.

Elbit Imaging Ltd.

	By:	/s/ Doron Moshe
	Name:	Doron Moshe
	Title:	Chief Executive Officer

Date: April 21, 2016

